Form 20-F
period 2002-12-31
BANCO BILBAO VIZCAYA ARGENTARIA S A
filed 2003-06-30
CIK 842180

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Kingdom of Spain

(Jurisdiction of incorporation)

Plaza de San Nicolás 4

48005 Bilbao

Spain

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on which Registered

American Depositary Shares, each representing the right to receive one ordinary share, par value €0.49 per share	New York Stock Exchange

Ordinary shares, par value €0.49 per share	New York Stock Exchange*

Non-Cumulative Guaranteed Preference Shares, nominal value $25 each, of BBVA Preferred Capital Ltd.	New York Stock Exchange

Guarantee of Non-Cumulative Guaranteed Preference Shares, nominal value $25 each, of BBVA Preferred Capital Ltd.	New York Stock Exchange**

Non-Cumulative Guaranteed Preference Shares, Series C and D, nominal value $0.01 each, of BBVA Privanza International (Gibraltar) Ltd.	New York Stock Exchange

Guarantee of Non-Cumulative Guaranteed Preference Shares, Series C and D, nominal value $0.01 each, of BBVA Privanza International (Gibraltar) Ltd.	New York Stock Exchange***

*	The ordinary shares are not listed for trading, but are listed only in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.
**	The guarantee is not listed for trading, but is only listed in connection with the registration of the corresponding Non-Cumulative Guaranteed Preference Shares of BBVA Preferred Capital Ltd. (a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)
***	The guarantee is not listed for trading, but is only listed in connection with the registration of the corresponding Non-Cumulative Guaranteed Preference Shares of BBVA Privanza International (Gibraltar) Ltd. (an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

The number of outstanding shares of each class of stock of the Registrant at December 31, 2002 was:

Ordinary shares, par value €0.49 per share—3,195,852,043

Non-Cumulative Guaranteed Preference Shares, nominal value $25 each, of BBVA Preferred Capital Ltd.—9,600,000

Non-Cumulative Guaranteed Preference Shares, Series C, nominal value $0.01 each, of BBVA Privanza International (Gibraltar) Ltd.—9,930,000

Non-Cumulative Guaranteed Preference Shares, Series D, nominal value $0.01 each, of BBVA Privanza International (Gibraltar) Ltd.—70

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

i

ii

GLOSSARY

The terms below are used as follows throughout this Annual Report:

•	“Argentaria” means Argentaria, Caja Postal y Banco Hipotecario, S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBV” means Banco Bilbao Vizcaya, S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBVA” or “Bank” means Banco Bilbao Vizcaya Argentaria, S.A., unless otherwise indicated or the context otherwise requires. BBVA was formed by the merger of BBV and Argentaria, which was approved by the shareholders of each institution on December 18, 1999.

•	“Consolidated Financial Statements” means the Group’s audited consolidated balance sheets as of December 31, 2002 and 2001 and the Group’s audited consolidated statements of income for the years ended December 31, 2002, 2001 and 2000 included in this Annual Report.

•	“Group” means BBVA and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this Annual Report, including, without limitation, the information under

•	“Item 3. Key Information—Risk Factors”;

•	“Item 4. Information on the Company”;

•	“Item 5. Operating and Financial Review and Prospects”; and

•	“Item 11. Quantitative and Qualitative Disclosures About Market Risk”

identifies important factors that could cause such differences. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date hereof. BBVA undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in its business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

CERTAIN TERMS AND CONVENTIONS

First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean the Group.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars, “€” and “euros” refer to Euros, “Ptas.” and “pesetas” refer to Spanish Pesetas, and “ARP” refers to Argentinean Pesos.

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles

The merger of BBV and Argentaria approved by the shareholders of each institution on December 18, 1999, was effected through a merger by absorption of Argentaria with and into BBV and was accounted for under the purchase method of accounting under generally accepted accounting principles in the United States (“U.S. GAAP”) and an accounting presentation similar to a “pooling of interests” under generally accepted accounting principles in Spain, which include the accounting requirements established by the Bank of Spain (“Spanish GAAP”).

Unless otherwise indicated, the financial information contained in this Annual Report has been derived from financial statements that have been prepared in accordance with Spanish GAAP. See Note 32.2 to the Consolidated Financial Statements for a discussion of some respects in which Spanish GAAP differs from U.S. GAAP.

The Consolidated Financial Statements have been presented in the same format as that used in the consolidated financial statements included in BBVA’s annual and interim reports to shareholders. This format differs from that required by the United States Securities and Exchange Commission (the “Commission”) for the consolidated financial statements of bank holding companies. Consolidated balance sheets and summary statements of income that reflect the reclassifications required by the Commission are included in Note 32.2 to the Consolidated Financial Statements.

We manage our business along six segmental lines which are discussed in “Item 4. Information on the Company” and whose operating results are described in “Item 5. Operating and Financial Review and Prospects”. In addition, this year we have separately described a seventh segment, comprising our businesses in Argentina. The reason for describing Argentina as a separate segment this year is that the extraordinary events which occurred in Argentina at the end of 2001 and during 2002 had a severe negative effect on these businesses, and primarily on our Argentinean bank, BBVA Banco Francés, S.A. As a result, we believe that to include the description of our Argentina business in the Banking in America and Asset Management and Private Banking areas (to which it was attributed last year) would distort the results of those areas.

Certain numerical information in this Annual Report may not sum due to rounding.

Accelerated Amortization of Goodwill

The Consolidated Financial Statements are based on the Spanish statutorily approved financial statements included in BBVA’s reports to shareholders. The auditors’ reports for the years ended December 31, 1998, 1999 and 2000 were qualified with respect to the early amortization of goodwill arising mainly from the acquisition of Latin American companies. In accordance with Spanish GAAP, this goodwill should have been capitalized and amortized over 10 years. U.S. securities regulations do not currently allow the use in filings with the Commission of financial statements on which the auditors’ report is qualified with respect to a material departure from generally accepted accounting principles. The financial statements included herein reflect adjustments of the Spanish statutorily approved financial statements solely for purposes of complying with U.S. securities regulations. The adjustments consist of the reversal of the early amortization of goodwill and the amortization of this goodwill over a period of five years, the estimated period of economic life. The following table reflects these adjustments for the periods presented. This adjustment does not affect the year ended December 31, 2002.

	For the year ended December 31,
	2001	2000
	(in millions of euros)
Net attributable profit as reported in BBVA’s Annual Report to shareholders	2,363	2,232
Net attributable profit reflecting reversal of early amortization of goodwill	1,843	1,974

Statistical Information

Average balances, when used, are based on the beginning and the month-end balances in each year. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages. The book value of BBVA’s ordinary shares held by its consolidated subsidiaries has been deducted from stockholders’ equity. Unless otherwise stated, any reference to loans refers to both loans and leases. Interest income figures include interest income on non-accruing loans to the extent that cash payments have been received in the period in which they are due. Financial information with respect to subsidiaries may not reflect consolidation adjustments.

Disclosures in this Annual Report with respect to the amount of “substandard loans” at any date reflect Bank of Spain classifications at such date. See “Item 4. Information on the Company—Selected Statistical Information—Assets—Loan Loss Reserve”, “—Substandard Loans” and “—Foreign Country Outstandings”. These classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. One of the most important differences is that under Bank of Spain classifications, in the case of loans which are classified as substandard because any payment of principal or interest is 90 days or more past due, initially only past due payments of principal or interest (to the extent accruing at the time that the relevant loan is classified as substandard) are treated as substandard. If any payment on a loan is past due for more than one year, or if, regardless of the time past due, the aggregate amount of past due principal and interest exceeds 25% of the loan, then the entire principal amount of the loan is required to be classified as substandard.

Translation into Euro Currency

The Consolidated Financial Statements are stated in euros. Financial data as of and for periods prior to December 31, 2001 included elsewhere in this Annual Report have been restated from pesetas into euros using the exchange rate in effect as of January 1, 1999 of Ptas.166.386 = €1.00. They show the same trends as would have been presented if the data had been presented in pesetas.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors

Not Applicable.

B.	Senior Management

Not Applicable.

C.	Auditors

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Spanish GAAP Data

The historical financial information set forth below has been selected from, and should be read together with, the Consolidated Financial Statements included herein. For information concerning the preparation and presentation of the financial statements, see “Presentation of Financial Information”. Also see Note 32.2 of the Consolidated Financial Statements for a presentation of our balance sheet and income statement reconciled to U.S. GAAP.

	Year ended December 31,
Consolidated income statement data	2002	2001	2000	1999(1)	1998(1)
	(in millions of euros, except per share/ADS data (in euros) and percentages)
Net interest income	7,808	8,824	6,995	4,370	4,192
Net fee income	3,668	4,038	3,369	2,077	1,831

Basic margin	11,476	12,862	10,364	6,447	6,023
Market operations	765	490	779	497	364

Ordinary revenue	12,241	13,352	11,143	6,944	6,387
General administrative expenses	(5,772)	(6,725)	(5,937)	(3,834)	(3,526)
Depreciation and amortization	(631)	(742)	(653)	(388)	(324)
Other operating revenues and expenses, net	(261)	(286)	(177)	(143)	(126)

Net operating income	5,577	5,599	4,376	2,579	2,411
Net income from companies accounted for by the equity method	33	393	589	200	181
Amortization of consolidation goodwill(2)	(679)	(1,143)	(923)	(482)	(262)
Net income on Group transactions	361	954	1,307	1,038	733
Net loan loss provisions	(1,743)	(1,919)	(973)	(694)	(893)
Net securities writedowns	3	(43)	(7)	(18)	(4)
Extraordinary items, net	(433)	(727)	(751)	(357)	(201)

Pre-tax profit(2)	3,119	3,114	3,618	2,266	1,965
Corporate income tax and other taxes	(653)	(625)	(962)	(488)	(391)

Income before minority interests(2)	2,466	2,489	2,656	1,778	1,574
Minority interests	(747)	(646)	(682)	(342)	(306)

Net attributable profit(2)	1,719	1,843	1,974	1,436	1,268

Per Share/ADS(3)
Operating income(4)	1.75	1.75	1.44	1.24	1.20
Number of shares	3,195,852,043	3,195,852,043	3,195,852,043	2,133,235,006	2,034,276,034
Net attributable profit(4)	0.54	0.58	0.65	0.69	0.63
Dividends(4)(5)	0.36	0.38	0.36	0.28	0.23

	As at December 31,
Consolidated balance sheet data	2002	2001	2000	1999(1)	1998(1)
	(in millions of euros, except per share/ADS data (in euros) and percentages)
Total assets(2)	279,542	309,062	296,345	157,545	134,381
Loans and leases, net	141,315	150,220	137,467	68,494	60,732
Deposits	146,560	166,499	154,146	79,155	76,433
Marketable debt securities and subordinated debt	34,010	32,986	31,571	16,071	9,623

	As at December 31,
Consolidated balance sheet data	2002	2001	2000	1999(1)	1998(1)
	(in millions of euros, except per share/ADS data (in euros) and percentages)
Minority interests	5,674	6,394	6,304	4,379	3,091
Capital and reserves(2)	11,842	12,770	13,047	5,516	4,860
Consolidated ratios
Profitability ratios:
Net interest margin(6)	2.70%	2.92%	2.58%	3.33%	3.52%
Return on average total assets(7)	0.85%	0.82%	0.98%	1.24%	1.23%
Return on average capital and reserves(8)	13.07%	13.96%	18.68%	26.12%	26.46%
Credit quality data
Loan loss reserve	5,346	6,320	8,155	2,277	2,169
Loan loss reserve as a percentage of total loans and leases	3.65%	4.05%	5.71%	3.23%	3.46%
Substandard loans(9)	3,531	2,743	2,862	1,365	1,587
Substandard loans as a percentage of total loans and leases	2.41%	1.76%	2.00%	1.93%	2.53%
Loan loss reserve as a percentage of substandard loans	151.42%	230.40%	284.94%	166.81%	136.67%

(1)	Information for BBV.
(2)	In our Spanish statutory financial statements for the years ended December 31, 2000, 1999 and 1998, we amortized goodwill on an accelerated basis. See “Presentation of Financial Information”.
(3)	Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.
(4)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period.
(5)	Calculated based on total dividends paid in respect of each period indicated.
(6)	Represents net interest income as a percentage of average total assets.
(7)	Represents income before minority interests as a percentage of average total assets.
(8)	Represents net attributable profit as a percentage of average capital and reserves.
(9)	Only past due payments, and not outstanding principal, are included in the balance of substandard loans unless and until the entire principal amount is classified as substandard.

U.S. GAAP Information

	Year ended December 31,
	2002	2001	2000	1999(1)	1998(1)
	(in millions of euros, except per share/ADS data (in euros) or as otherwise indicated)
Consolidated income statement data
Net income(2)	1,846	680	1,413	1,056	1,252
Basic earnings per share/ADS(3)(4)	0.58	0.21	0.47	0.51	0.62
Diluted earnings per share/ADS(3)(4)	0.58	0.21	0.46	0.50	0.61
Dividends per share/ADS (in dollars)(4)(5)	0.33	0.34	0.39	0.27	0.20
Consolidated balance sheet data as at December 31
Total assets(6)	290,430	322,612	308,644	165,431	137,795
Stockholders’ equity(6)	18,908	21,226	22,579	10,070	7,226
Basic stockholders’ equity per share/ADS(4)	5.92	6.64	7.43	4.82	3.55
Diluted stockholders’ equity per share/ADS(4)	5.91	6.63	7.33	4.77	3.54

(1)	Information for BBV.
(2)	We generally refer to our income after taxes and minority interests as “net attributable profit”. In the case of the U.S. GAAP information provided above, the term “net income” is used for consistency with Note 32.2 to our Consolidated Financial Statements, which includes additional U.S. GAAP information and generally refers to “net income” in cases in which we would otherwise use the term “net attributable profit”.
(3)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period.
(4)	Each ADS represents the right to receive one ordinary share.
(5)	Dividends per share/ADS are translated into dollars for 2002 through 1999, at the average rate for each year, which reflects the average of the noon buying rates from the Federal Reserve Bank of New York on the last date of each month during the relevant period, expressed in dollars per €1.00, and for 1998, at $1.00 = Ptas. 149.420.
(6)	At the end of the reported period.

Exchange Rates

The following table sets forth the average rate, which reflects the average of the noon buying rates on the last date of each month, for the year ended December 31, 1998, in pesetas per $1.00.

Year ended December 31,	Average
1998	149.420

On January 1, 1999, the euro was introduced as a new currency in the following 11 European Union (“EU”) member states, forming the European Monetary and Economic Union: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. As of January 2001, the euro was also introduced as the new currency in Greece. The currencies of the participating member states were nondecimal subdivisions of the euro until January 1, 2002 and for up to six months thereafter. The exchange rate at which the peseta has been irrevocably fixed against the euro is Ptas.166.386 = €1.00. Beginning January 1, 2002, the participating member states issued new euro-denominated bills and coins for use in cash transactions. By July 1, 2002, the participating member states withdrew from circulation the bills and coins denominated in their respective currencies, and they are no longer legal tender for any transactions.

The following table sets forth, for the years indicated, the average rate for each year, which reflects the average of the noon buying rates from the Federal Reserve Bank of New York on the last date of each month during the relevant period, for the years ended December 31, 1999 through 2002, and for the year ended December 31, 2003 (through June 20), expressed in dollars per €1.00.

Year ended December 31,	Average
1999	0.9390
2000	1.0860
2001	0.8950
2002	0.9461
2003 (through June 20)	1.1030

The following table describes, for the periods and dates indicated, information concerning the noon buying rate for euros in New York City for cable transfers from the Federal Reserve Bank of New York. Amounts are expressed in dollars per €1.00.

Month ended	High	Low
December 31, 2002	1.0485	0.9927
January 31, 2003	1.0861	1.0361
February 28, 2003	1.0875	1.0716
March 31, 2003	1.1062	1.0545
April 30, 2003	1.1180	1.0621

Month ended	High	Low
May 31, 2003	1.1853	1.1200
June 30, 2003 (through June 20)	1.1870	1.1616

The noon buying rate for euros in New York city for cable transfers from the Federal Reserve Bank of New York, expressed in dollars per €1.00, on June 20, 2003, was 1.1616.

At December 31, 2002, approximately 36.7% of our assets and approximately 38.4% of our liabilities were denominated in currencies other than euros (principally dollars).

For a discussion of our foreign currency exposure, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk Management—Market risk in 2002—Structural foreign exchange risk”.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to us

Since our loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on our financial condition.

We historically have developed our lending business in Spain, which continues to be our main place of business. As of December 31, 2002, business activity in Spain accounted for 71.48% of our loan portfolio. See “Item 4. Information on the Company—Selected Statistical Information—Loans by Geographic Area”. Any adverse changes affecting the Spanish economy are likely to have a significant adverse impact on our loan portfolio and, as a result, on our financial condition and results of operations.

A substantial percentage of our customer base is particularly sensitive to adverse developments in the economy, which renders our lending activities relatively riskier than if we lent primarily to higher-income customer segments.

Medium- and small-size companies and middle and lower middle income individuals typically have less financial strength than large companies and high-income individuals and accordingly can be expected to be more negatively affected by adverse developments in the economy. As a result, it is generally accepted that lending to these segments of our existing and targeted customer base represents a relatively higher degree of risk than lending to other groups.

A substantial portion of our loan portfolio consists of residential mortgages and consumer loans to middle and lower middle income customers and commercial loans to medium and small companies. Consequently, during periods of slowdown in economic activity we may experience higher levels of past due amounts which could result in higher levels of allowance for loan losses. We cannot assure you that we will not suffer substantial adverse effects on our base portfolio to these customer segments in the event of adverse developments in the economy.

Increased exposure to real estate in Spain makes us more vulnerable to developments in this market.

The decrease in interest rates in Spain has caused an increase in the demand of mortgage loans in the last few years. This has had repercussions in housing prices, which have also risen strongly. As residential mortgages are one of our main assets, comprising between 30% and 40% of our loan portfolio, we are currently highly exposed to developments in real estate markets. A strong increase in interest rates in Spain might have a significant negative impact in mortgage payment delinquency rates. An increase in delinquency rates could have an adverse effect on our business, financial condition and results of operations.

Highly-indebted households and corporations could endanger asset quality and future revenues.

Spanish households and firms have reached, in recent years, a high indebtedness level, which represents increased risk for the Spanish banking system. The increase of loans referenced to variable rates make debt service on such loans more vulnerable to changes in interest rates than in the past. Finally, the increase in households’ and firms’ indebtedness limits their future ability to incur additional debt, decreasing the number of new products we may otherwise be able to sell them.

A sudden shortage of funds could cause an increase in our costs of funding and an adverse effect on our operating revenues.

Historically, one of our principal sources of funds has been savings and demand deposits. Time deposits represented 36.1%, 36.2% and 35.0% of total funding at December 31, 2000, 2001 and 2002, respectively. Large-denomination time deposits may, under some circumstances, be a less stable source of deposits than savings and demand deposits. In addition, since we rely heavily on short-term deposits for our funding, we cannot assure you that, in the event of a sudden or unexpected shortage of funds in the banking systems and money markets in which we operate, we will be able to maintain our levels of funding without incurring higher funding costs or having to liquidate certain of our assets.

We face increasing competition in our business lines.

The markets in which we operate are highly competitive. Recent financial sector reforms in the markets in which we operate have increased competition among both local and foreign financial institutions, and we believe that this trend will continue. For example, the adoption of the euro as the common currency throughout the EU is making it easier for European banks to compete against us in Spain. In addition, the trend towards consolidation in the banking industry has created larger and stronger banks with which we must now compete.

We also face competition from non-bank competitors, such as:

•	department stores (for some credit products);

•	leasing companies;

•	factoring companies;

•	mutual funds;

•	pension funds; and

•	insurance companies.

We cannot assure you that this competition will not adversely affect our business, financial condition and results of operations.

Our business is particularly vulnerable to volatility in interest rates.

Our results of operations are substantially dependent upon the level of our net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Interest rates are highly sensitive to many factors beyond our control, including deregulation of the financial sectors in the markets in which we operate, monetary policies pursued by national governments, domestic and international economic and political conditions and other factors.

Changes in market interest rates could affect the spread between interest rates charged on interest-earning assets and interest rates paid on interest-bearing liabilities. These changes could result in an increase in interest expense relative to interest income leading to a reduction in our net interest income.

In addition, income from treasury operations is particularly vulnerable to interest rate volatility. Finally, since 70.98% of our portfolio consists of variable interest rate loans maturing in more than one year, rising interest rates may also bring about an increase in the non-performing loan portfolio.

Our financial statements and periodic disclosure under securities laws may not give you the same information as financial statements prepared under U.S. accounting rules and periodic disclosures provided by domestic U.S. issuers.

Publicly available information about public companies in Spain is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States. In addition, although we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Finally, we maintain our financial accounts and records and prepare our financial statements in conformity with Spanish GAAP, which differs in certain respects from U.S. GAAP, which is the financial reporting standard to which many investors in the United States may be better accustomed.

Risks Relating to Latin America

The devaluation of the Argentinean peso, the adverse macroeconomic conditions prevailing in Argentina and emergency measures adopted by the Argentinean government have had, and may continue to have, a material adverse effect on our business, financial condition and results of operations.

Argentina’s economic situation deteriorated sharply in late 2001. The beginning of 2002 was marked by the continued flight of capital out of Argentina, the end of convertibility of the peso, devaluation, and the return of inflation. The crisis had a strong impact on the financial system and jeopardized the solvency and liquidity of banks.

As a result of the measures described in “Item 4. Information on the Company––Business Overview—Business Areas—Argentina”, we have written off our entire investment in Argentina to date. However, despite our provisions and writedowns, the situation in Argentina may continue to have a material adverse effect on our financial condition and results of operations.

We cannot assure you that the laws and regulations currently governing the Argentinean economy will not change in the future, in particular in light of uncertainty over the newly-elected government, or that any changes which may occur will not adversely affect our business, financial condition or results of our operations in the country, or the business which we transact with counterparties located in the country.

Risks relating to our investments in Argentina in light of the current social and political crises include the potential for: (i) civil unrest, rioting, looting, nationwide protests, widespread social unrest and strikes; (ii) expropriation, nationalization and forced renegotiation or modification of existing contracts; (iii) additional restrictions on repatriation of investments and transfer of funds abroad; (iv) adverse changes to taxation policies, including retroactive tax claims; and (v) further changes in laws and policies of Argentina affecting foreign trade and investment.

Our Latin American subsidiaries’ growth, asset quality and profitability may be affected by volatile macroeconomic conditions, including government default on public debt, in the Latin American countries where they operate.

The Latin American countries where we operate have experienced significant economic volatility in recent decades, characterized by slow growth, declining investment and significant inflation. This volatility has resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. Negative and fluctuating economic conditions, such as a changing interest rate environment, also affect our profitability by causing lending margins to decrease and leading to decreased demand for higher-margin products and services.

Negative and fluctuating economic conditions in some Latin American countries could result in government defaults on public debt. This could affect us in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in several countries.

While we seek to mitigate these risks through conservative risk policies described in “Item 11. Quantitative and Qualitative Disclosures About Market Risk”, no assurance can be given that our Latin American subsidiaries’ growth, asset quality and profitability will not be affected by volatile macroeconomic conditions in the Latin American countries where they operate.

Latin American economies can be directly and negatively affected by adverse developments in other countries.

Financial and securities markets in Latin American countries where we operate are, to varying degrees, influenced by economic and market conditions in other countries in Latin America and beyond. Negative developments in the economy or securities markets in one country, particularly in an emerging market, may have a negative impact on other emerging market economies. These developments may adversely affect the business, financial condition and operating results of our subsidiaries in Latin America.

Significant competition and continued consolidation of the banking industry in some Latin American countries could intensify price competition and limit our ability to increase our market share in those markets.

Because some Latin American countries do not differentiate between locally- or foreign-owned banks and do not restrict capital movements, we face significant competition in those markets from both domestic and foreign commercial and investment banks.

We are exposed to foreign exchange and, in some instances, political risks as well as other risks in the Latin American countries in which we operate, which could cause an adverse impact on our business, financial condition and results of operations.

We operate commercial banks in 11 Latin American countries and our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We are confronted with different legal and regulatory requirements in many of the jurisdictions in which we operate. These include, but are not limited to, different tax regimes and laws relating to the repatriation of funds or nationalization of assets. Our international operations may also expose us to risks and challenges which our local competitors may not have to face, such as exchange rate risks, the difficulties in managing a local entity from abroad, and political risks which may be particular to foreign investors. Our expansion in these markets requires us to respond to rapid changes in market conditions in these countries. We cannot assure you that we will continue to succeed in developing and implementing policies and strategies that are effective in each country where we operate or that any of the foregoing factors will not have a material adverse effect on our business, financial condition and results of operations.

Regulatory changes in Latin America that are beyond our control may have a material effect on our business, financial condition and results of operations.

A number of banking regulations designed to maintain the safety and soundness of banks and limit their exposure to risk are applicable in the jurisdictions in which we operate. Local regulations differ in a number of material respects from equivalent regulations in Spain and the United States.

Changes in regulations that are beyond our control may have a material effect on our business and operations. In addition, since some of the banking laws and regulations have been recently adopted, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. No assurance can be given that laws or regulations will be enforced or interpreted in a manner that will not have an adverse effect on our business, financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

BBVA’s predecessor bank, BBV, was incorporated as a limited liability company (a sociedad anónima or “S.A.”) under the Spanish Corporations Law on October 1, 1988. BBVA was formed as the result of a merger by absorption of Argentaria into BBV that was approved by the shareholders of each institution on December 18, 1999 and registered on January 28, 2000. It conducts its business under the commercial name “BBVA”. BBVA is registered with the Commercial Registry of Vizcaya (Spain). It has its registered office in Bilbao, Spain, Plaza de San Nicolás 4, 48005, telephone number 34-94-420-3001. Its agent in the U.S. for U.S. federal securities law purposes is Raúl Santoro de Mattos Almeida (BBVA New York, 1345 Avenue of the Americas, 45th floor, NY, New York, 10105). It is incorporated for an unlimited term.

Capital Expenditures

Our principal capital expenditures from 2000 to the date of this Annual Report are the following:

2002

The sale of the shares held by BBVA Banco Francés in BBVA Uruguay (60.88%) to BBVA for $55 million closed on May 14, 2002, after obtaining authorization from the Central Bank of Uruguay. As a result of this transaction, BBVA’s ownership interest in BBVA Uruguay rose from 80.66% to 100%.

On May 15, 2002, Terra Networks, S.A. (“Terra Networks”) and BBVA entered into a preliminary agreement for the integration of Uno-e Bank, S.A. and the individuals consumer financing business of Finanzia Banco de Crédito, S.A. (“Finanzia”), BBVA’s wholly-owned subsidiary, whereby Terra Networks’ holding in Uno-e Bank would decrease to 33%. This integration transaction and the percentage of ownership held by Terra Networks were subject to the formalization of final contracts, which were executed on January 10, 2003, and approved at extraordinary shareholders’ meetings of Finanzia and Uno-e Bank held on April 23, 2003. Also, Terra Networks has a put option over its shares in the resulting combined entity which it has the right to sell to BBVA. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Strategic Alliance with Telefónica” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Off-balance sheet arrangements”.

In two transactions occurring in June and November 2002, BBVA purchased from the Mexican government 3% and 2.5% interests in Grupo Financiero BBVA Bancomer, S.A. de C.V. for approximately €240 million and €175 million, respectively. Grupo Financiero BBVA Bancomer includes 100% of BBVA Bancomer, S.A. (“Bancomer”). As a result of these transactions, BBVA’s ownership interest in Grupo Financiero BBVA Bancomer increased to 54.67% as of December 31, 2002.

2001

In January 2001, BBVA acquired 200 million shares of Grupo Financiero BBVA Bancomer from the Bank of Montreal, representing approximately 2.2% of Grupo Financiero BBVA Bancomer, for approximately $125 million. On April 4, 2001, BBVA reached an agreement with Bank of Montreal to purchase in two tranches 812 million shares of Grupo Financiero BBVA Bancomer, representing 9% of the Bank of Montreal’s holding, for a total of $558 million. The first tranche, consisting of 500 million shares, was acquired in April 2001, and the second tranche, consisting of 312 million shares, in May 2001, raising BBVA’s holding in Grupo Financiero BBVA Bancomer to 48% of its share capital. Further acquisitions amounting to $140 million were made in October and November 2001, increasing BBVA’s stake in Grupo Financiero BBVA Bancomer.

BBVA acquired in the first and last quarters of 2001 a 4.87% interest in Banca Nazionale del Lavoro, S.p.A. (“BNL”) for approximately €398 million, increasing its holding to 14.8% at December 31, 2001. BBVA increased its holding to 14.9% as of January 31, 2002.

2000

In the first half of 2000, it was resolved to merge Grupo Financiero BBV Probursa, S.A. de C.V. and Grupo Financiero BBVA Bancomer. This merger was carried out in July 2000, after BBVA subscribed in June to a capital increase of $1,400 million at Grupo Financiero BBV Probursa. BBVA also carried out open-market acquisitions of shares amounting to approximately $325 million in Grupo Financiero BBVA Bancomer.

In November 2000, BBVA acquired all of the Aetna group’s holdings in Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. (“AFORE Bancomer”), Seguros Bancomer, S.A. and Pensiones Bancomer, S.A. (all in Mexico) for approximately $561 million and currently owns 100% of these entities.

In January 2000, BBVA acquired 3% of Terra Networks, for approximately €492 million. Subsequently, Terra Networks undertook several transactions, including most notably its merger with Lycos Inc., as a result of which BBVA’s holding was reduced to 1.35% as of December 31, 2001.

BBVA acquired an additional 0.46% of the capital stock of Telefónica de España, S.A (“Telefónica”) in the first half of 2000 for approximately €372.8 million.

At the end of 2000, BBVA agreed with the Dexia Group to terminate the strategic alliance for institutional business. The agreement included the purchase by BBVA of 40% of Banco de Crédito Local, S.A., owned by the Dexia Group since 1998, which was completed in January 2001 at a cost of approximately €429 million.

Capital Divestitures

Our principal capital divestitures from 2000 to the date of this Annual Report are the following:

2003

On January 13, 2003, BBVA announced its intention to sell its Brazilian affiliate, Banco Bilbao Vizcaya Argentaria Brasil, S.A. (“BBV Brasil”) to Banco Bradesco, S.A. (“Bradesco”). On June 9, 2003, upon completion of due diligence, receipt of authorizations from regulatory authorities and approval by the corresponding corporate bodies, BBVA transferred 100% of BBV Brasil to Bradesco, in consideration for which Bradesco paid 35,481,460,311 of its newly-issued ordinary shares and 34,948,501,563 of its newly-issued preferred shares, totaling 4.44% of Bradesco’s share capital, as well as 1,864 million Brazilian Reais in cash, for a total consideration of 2,626 million Brazilian Reais (approximately $900 million). We were required, under Spanish GAAP, to take an extraordinary charge in 2002 relating to exchange rate differences accumulated up to December 31, 2002. Under the transaction agreements with Bradesco, in addition to the cash consideration and equity participation described above, we have been granted the right to nominate one member of Bradesco’s board of directors so long as we maintain, subject to exceptions relating to capital increases where shareholders are not offered preemptive rights, at least a 4.0% interest in Bradesco’s share capital. We have agreed for a period of two years from the closing date or so long as we have a right to nominate one member of Bradesco’s board of directors, whichever is longer, that we will not control and/or manage a financial institution in Brazil. See Note 32.2.D.11 to the Consolidated Financial Statements.

On June 5, 2003, BBVA agreed to sell its holding in Crédit Lyonnais S.A., in exchange for €482 million in cash, representing 67% of consideration, and 16.3 million shares of Crédit Agricole, S.A., representing the remaining 33% of consideration. BBVA immediately placed the Crédit Agricole shares among institutional investors at a price of €16.64 per share, for a total consideration of €271 million. With this transaction, BBVA liquidated its participation in Crédit Lyonnais and registered a capital gain of €349 million.

2002

In the first quarter of 2002, BBVA sold 3.82% of its holding in Metrovacesa, S.A., giving rise to gains of €14 million. In June 2002, BBVA and BAMI, S.A. Inmobiliaria de Construcciones y Terrenos agreed on the sale of 23.9% of the capital stock of Metrovacesa, S.A. for €545.4 million (€36.55 per share), which closed on July 17, 2002. As a result of this sale, as of December 31, 2002, BBVA had a 0.58% holding in Metrovacesa, S.A. and obtained a gain of approximately €361 million. This holding is recorded under the “Common Stocks and Other Equity Securities” caption in Note 10 to the Consolidated Financial Statements.

2001

In March 2001, as part of the reorganization of business activities arising from the consolidation of Grupo Financiero BBVA Bancomer, BBVA sold its holding in Profuturo GNP, S.A. de C.V. Administradora de Fontos de Pensiones for $190 million.

B. Business Overview

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have a portfolio of industrial holdings in some of Spain’s leading companies.

Business Areas

Reorganization in 2003

In 2003, we reorganized our business areas with a view to optimizing the earnings and value-creation of each line of business and to more closely align our organizational structure to the manner in which management has been setting business strategy and monitoring operating results.

Our operations have been separated into the following three areas:

•	Retail Banking: formed by the Group’s retail business in Spain and Portugal and asset management, investment services and insurance activities in Spain.

•	Wholesale and Investment Banking: covers the Group’s businesses with large companies and institutions through national and international corporate banking and institutional banking and also includes the real estate and private equity units.

•	Banking in America: accounts for all the banking, pensions and insurance activities in the Latin America region, including Bancomer.

Organization in 2002

In 2002, we managed our business through six areas. Due to the special conditions affecting our operations in Argentina in 2002, we have provided additional disclosure on our Argentinean operations and discuss these operations as if they comprised a seventh business area, “Argentina”, and not in the areas “Banking in America” and “Asset Management and Private Banking”, where they were included in past years. See “Presentation of Financial Information—Accounting Principles”.

•	Retail Banking Spain and Portugal: formed by the Group’s retail businesses in Spain and Portugal, covering the residential customer and small and medium entities (“SME”) segments in these markets, it also includes the Finanzia group (which specializes in consumer financing, card distribution and renting activities), and our e-banking business carried out by Uno-e Bank and BBVA Portugal.

•	Wholesale and Investment Banking: covers the Group’s business with large companies and institutions through national and international corporate banking and institutional banking. In addition, it also includes the trading room businesses located in Spain, Europe and New York and the capital market business.

•	Mexico: covers all of our businesses in Mexico through Grupo Financiero BBVA Bancomer and its subsidiaries, which include our pension fund and insurance companies in Mexico.

•	Banking in America: covers the business of each of our subsidiary banks in Latin America and their investee companies, except for the business of our pension fund management and insurance companies, which are included in the Asset Management and Private Banking area. As mentioned above, this area does not include the results of our Argentinean bank, BBVA Banco Francés.

•	Asset Management and Private Banking: formed by our private banking and pension fund management businesses carried out in Spain and abroad (excluding those of AFORE Bancomer), as well our European mutual fund management business and our security deposit and custody service businesses. This business segment also includes our insurance businesses in Spain and Latin America (except our insurance companies in Mexico and Argentina).

•	Corporate Activities: includes our real estate and industrial holdings activities, e-business and strategic holdings in Europe, other than e-banking, as well as the activities and results of the support units. In addition, this area includes the other items that, by their nature, cannot be assigned to other business areas, such as country risk provisions, corporate writedowns in Latin America, and amortization of goodwill.

•	Argentina: includes BBVA Banco Francés and Consolidar AFJP.

The foregoing organization of our business is in line with our internal organization established during 2002. The balances for 2001 and 2000, which are presented for comparative purposes, were prepared following the same criteria.

The following table shows the business areas described above for the years ended December 31, 2002, 2001 and 2000.

	Net Attributable Profit/(Loss)			% of Subtotal			% of Net Attributable Profit/(Loss)
Area	2002	2001	2000	2002	2001	2000	2002	2001	2000
	(in millions of euros)
Retail Banking in Spain and Portugal	1,095	962	868	45%	40%	45%	63%	52%	44%
Wholesale and Investment Banking	328	376	354	14%	16%	19%	19%	20%	18%
Mexico	429	397	105	18%	17%	6%	25%	22%	5%
Banking in America	169	192	172	7%	8%	9%	10%	10%	9%
Asset Management and Private Banking	376	438	400	16%	19%	21%	22%	24%	20%

Subtotal	2,397	2,365	1,899	100%	100%	100%	139%	128%	96%

Corporate Activities	(672)	(304)	(69)				(39)%	(16)%	(3)%
Argentina	(6)	(218)	144				—	(12)%	7%

Net attributable profit	1,719	1,843	1,974				100%	100%	100%

Retail Banking in Spain and Portugal

Lending in this area at December 31, 2002, was approximately €79,800 million, an increase of 11% from €71,914 million at December 31, 2001, especially supported by growth in mortgage lending. The non-performing loans (“NPL”) ratio fell to 1.01% at December 31, 2002, from 1.14% at December 31, 2001. The loan coverage ratio rose to 223.4% at December 31, 2002, from 179.7% at December 31, 2001.

Customer deposits and marketable debt securities, which were €49,327 million at December 31, 2002, increased by 3%. Mutual and pension funds under management were €37,861 million at December 31, 2002, a fall of 5.6%, due to instability in the financial markets in 2002, which affected both the value of the assets and our ability to attract new resources to mutual funds.

BBVA Financial Services

We are developing our retail business through three means of approaching customers: Personal Financial Services aimed at residential customers, Commercial Banking for SMEs and businesses, and Special Financial Services, which are offered through Finanzia and Uno-e Bank.

Our strategy for focusing on Personal Financial Services was launched in October 2002. It is based on three key concepts relating to residential customer banking: personal service, financial advice and transactional banking. This strategy has resulted in a new structure and philosophy for our retail banking sales network in Spain and Portugal.

Personal Financial Services—of which retail customers are the central focus—is aimed at customers’ getting more value out of their relationship with us by being offered a wide range of products and services at attractive prices available through different channels, and solutions tailored to their specific needs.

We are approaching the new, more competitive, situation in the Spanish financial market with a focus on differentiation. We are moving away from our current model of addressing customer needs through different networks, to using a single network sufficiently flexible and broad to cover the particular needs of each customer.

In order to move toward our one network model, we have begun to convert existing commercial banking branches to new personal financial services branches implementing our strategy of offering comprehensive customer service through a single bank location. In November 2002, the first four personal financial services branches opened and we are planning to convert 150 commercial banking branches to personal financial services branches in 2003. In addition, to add flexibility and breadth to the services offered through our personal financial services branches, we have created a new position of financial advisor to be placed within the personal financial services network. These bank employees will be specially trained in mortgage and investment products. We plan to invest significantly in training in connection with our personal financial services strategy.

Another of the initiatives within our personal financial services strategy was reorganizing our Private Banking unit by integrating it into our Commercial Banking unit. This was carried out by merging the branch network of BBVA Privanza—our private bank—into the retail branch network under the BBVA brand. As a result of this step and those described above, our new single network covers the three principal parts of the retail customer market by integrating the Commercial Banking, Personal Banking and Private Banking networks.

In addition, as part of our financial services strategy, we have merged the consumer financing division of Finanzia with Uno-e Bank, our on-line banking service. The new Uno-e Bank will have more than 2.2 million customers and will have approximately €1,300 million under management. We believe the new Uno-e Bank will successfully combine Uno-e Bank’s broad range of products and resulting fund capturing capability with Finanzia’s strength in consumer financing, generating significant cross-selling opportunities.

Also as part of the Special Financial Services unit (described below), in Spain, we have created BBVA Dinero Express, which exclusively offers fast money sending services to other countries. We intend this company to be one of the main operators in this market, which has an estimated volume of more than €1,000 million a year. To achieve this goal, we have signed collaboration agreements with banks in Peru, Colombia and Ecuador to enable immediate payment of remittances sent from Spain.

Commercial Banking in Spain

The Commercial Banking unit makes the biggest contribution to the Retail Banking Spain and Portugal area and accounts for 80% of the area’s ordinary revenue, 85% of customer funds and 72% of lending. In Spain, the Commercial Banking unit serves the residential, commercial and small business segments, including specialist mortgage banking, personal banking and private banking services.

The Commercial Banking unit followed three main strategies in 2002: increasing business volumes, focusing on customer needs and improving efficiency.

Increasing business volumes. As in other years, we remained focused on increasing the number of our customers and forging closer ties with them. In fund capturing, Libretón BBVA (a savings book) is still our most successful product in attracting customer deposits.

Separately, we sold €1,000 million of fixed-income securities through our commercial network.

Our strategy for capturing customer funds was based in part on pricing policies as well as on product differentiation. In 2002, we offered a series of value-added products including time deposits such as Depósito BBVA Plus Creciente, Depósito BBVA DVD 4.0, Depósito Dinámico and Financial Contracts and guaranteed funds. The latter include mutual funds, rising interest funds and, in pensions, the guaranteed variable interest fund, BBVA Plan Tranquilidad Mundibolsa mutual fund.

In addition, in 2002, we created Multiventajas BBVA, which focuses on the direct transfer of salary and pensions into a BBVA account depending on the customer’s age and specific needs. At December 31, 2002, we had 2.2 million customers who have their salary or pension paid into accounts with us.

In lending, we were the leading mortgage lender, with a market share of 13.4% among banks and savings banks at December 2002, according to the Bank of Spain. In 2002, the volume of mortgage loans granted rose 24% over 2001 due in part to the success of our BBVA “Easy Mortgage” product.

In the consumer loan segment, we maintained the highest market share, 15.4% in 2002, according to a report by FRS Ibérica, a market research organization. Our most popular product is the Creditón loan, which is characterized by its great flexibility with regards to the means and term of repayment, which can extend to as long as 10 years.

We have also experienced significant increases in other product areas. In 2002, we saw a 70% increase in loans to SMEs in which a Spanish government financial institution which lends to SMEs, the Instituto de Crédito Oficial (“ICO”), is involved, a 75% increase in leasing and renting financing products and a 149% increase in sales of agricultural insurance. We also undertook a campaign focused on providing point-of-sale terminals in retail establishments, attracting more than 3,500 new customers and installing over 9,000 new terminals.

Our credit card business has several successful products, such as our Blue Joven loyalty-building scheme, with almost 1,500,000 customers at present. In 2002, other products launched were the Nova Oro revolving credit card and Visa Iberia BBVA, Business Electron BBVA, and Company Gift and Restaurant cards, which help companies manage their employees’ meal allowances.

Customer orientation. We took steps in 2002 to increase customer service quality and differentiation. Our Project Customer, which applies across the entire Group, is aimed at rapidly adjusting to changes in customers’ expectations and needs. As part of our commitment to customer service, we have created the position of Quality Developer.

Improving efficiency. In 2002, we also took steps to streamline our branch network and its management structure, taking advantage of new and improving technology to reduce administrative tasks and improve the internal information systems through our intranet, allowing us to dedicate more time and resources to serving our customers’ needs.

In 2002, we opened 70 new branches in areas of increasing business volumes and integrated 314 branches with other existing branches. The Commercial Banking unit network had 3,226 branches at December 31, 2002.

Our efforts to expand and improve our ATM network infrastructure resulted in the installation of 235 new ATMs. At December 31, 2002, our ATM network consisted of 4,205 units.

BBVA net has surpassed 1,000,000 users, with the number of transactions executed through this service in 2002 increasing more than 50% over 2001 to over 60 million. BBVA net was awarded the prize for the best European Internet bank in the residential customer category by the U.S. publication Global Finance.

In 2002, a consortium in which we participate launched Mobipay, a new product that enables payments through mobile telephones by means of a credit card.

Small and Medium Entities (SME) Banking

SME Banking, the second-largest unit in the Retail Banking in Spain and Portugal area after the Commercial Banking unit, generated operating income of €495 million in 2002, a similar amount to the previous year, while loan loss provisions increased 9.4% to €123 million, resulting in attributable profit for this unit of €226 million, 2.9% less than in 2001. At December 31, 2002, the unit’s total lending was approximately €18 billion and it had customer funds of €4.6 billion, with year-on-year growth of 10.1% and 6.5%, respectively. In 2002, the SME Banking unit increased its customer base by 4% with more than 14,500 new customers.

Our renting and confirming businesses, for which we offer a broad range of products, saw year-on-year growth of 51.1% and 53.1%, respectively, at December 31, 2002. Our leasing business, which experienced growth of

22.1% with the launch of new products, such as BBVA Segur Leasing, which provides financing plus up to 100% insurance of goods, and SME Financing, which provides new fixed asset investments with preferential financial conditions.

In 2002, we again were the leading bank in SME loans, according to the ICO. Of the total of €2,604 million made available on the market by the ICO, we carried out 10,527 transactions worth a total of €577 million (22% share), which was a 58.4% rise compared to 2001.

Finally, in 2002, over 30,000 SMEs used our e-banking services over the Internet, such as BBVA net c@sh and BBVA net office.

BBVA Portugal

In 2002, we integrated our business in Portugal with the Retail Banking in Spain area. As a result, we now manage all of our businesses in the Iberian peninsula under the same strategy, which helps us adapt products that have been successful in Spain to the Portuguese market.

In 2002, this unit’s operating income was €22 million, similar to the results obtained in 2001. Lending increased 20.5%, with a significant increase in mortgage loans.

Special Financial Services

Finanzia

Finanzia operates in Spain and Portugal. Its activity is structured into three business areas: financing of capital goods, financing of automobiles and consumer products and credit cards. In the sales financing activity, it mainly operates through collaboration agreements with manufacturers, importers and distributors, using a product range that ranges from credit, loans and leasing to private and co-branded cards and automobile and equipment renting. Finanzia’s operating income and attributable profit in 2002 increased 45% and 55%, respectively. Its levels of activity increased during the year and it ended the year with a credit portfolio of more than €2,300 million (more than 15% higher) and 2.7 million customers, 17% more than the prior year.

The automobile financing business had sales of €609 million in 2002, an increase of 21%, despite new registrations of private cars falling 7.7%, which resulted in increased market share from 3.1% in 2001 to 4.1% in 2002, according to the Spanish Association of Automobile Manufacturers.

Uno-e Bank

Uno-e Bank, our Internet bank, was the first Internet bank launched in Spain that developed and promoted the “financial supermarket” concept, offering brokerage services that enables its customers to manage their financial assets and optimize the return on these assets. At December 31, 2002, Uno-e Bank had more than 138,000 customers in Spain and managed €1,310 million funds under management, increases of 54.7% and 86.2%, respectively over 2001. Uno-e Bank uses a high-yield savings account as an instrument for capturing customers and loyalty-building over 2001.

In 2002, Uno-e Bank marketed a new set of products: credit cards, high-yield savings accounts, payroll savings accounts, international on-line brokerage, consumer loans, car loans, mortgages, automobile insurance, health insurance and flat-rate commission for trading in securities. In addition, new on-line services have been included such as a real estate search engine, tax advice and on-line payment of taxes.

During the year, it was decided to integrate the consumer financing division of Finanzia with Uno-e Bank, taking advantage of the fact that these businesses complement one another. This makes it possible to increase cross-selling of products, offer a full range of financial products to customers of large subscribers and bring down costs.

Wholesale and Investment Banking

The Wholesale and Investment Banking area’s strategy is to offer customers global service, taking advantage of synergies generated by the area’s business units, and following a comprehensive customer relationship business model. Each customer is assigned a global account manager who is responsible for the relationship worldwide and whose mission is to meet the client’s needs with high levels of quality of service, supported by product specialist teams.

The worldwide economic environment was challenging in 2002, mainly due to political and financial crises in several Latin American countries and the impact on investor confidence of accounting irregularities at certain large international companies, resulting in declines in most financial markets. For the banking industry in general and for the wholesale businesses in particular, these developments meant falls in business activities, increases in NPLs, weak stock markets and lower volumes of investment banking transactions.

The Wholesale and Investment Banking area continued to strengthen its procedures and policies for advanced management and control of credit risk, and introduced new procedures and tools to manage operational risk. The area applied a more conservative risk assessment policy, especially in terms of international loans, which led to a decrease of 10.2% in lending in 2002. Customer deposits and marketable debt securities, on the other hand, increased by 26% in 2002.

Technological developments in 2002 focused on improving management tools in order to increase the area’s profitability and efficiency, while achieving goals regarding quality service and risk reduction. We were the first Spanish bank authorized by Identrus, a company which provides identity authentication for trusted global e-commerce, to issue global digital identification certificates, which increases the safety of Internet transactions for companies that are our customers, and enables real-time validation of transactions carried out over the Internet. In addition, we obtained continuous linked settlement operating approval, an industry project aimed at eliminating the liquidation risk of foreign exchange transactions.

Global Corporate Banking

The Global Corporate Banking unit manages banking for large national and multinational corporations through four branches in Spain, and its overseas network: New York, Lisbon, London, Paris, Milan and Hong Kong. In addition, it includes sub-units responsible for particular products focused at corporate banking customers. Since 2002, this area includes the Capital Markets and Corporate Finance sub-units, in order to maximize the synergies between relationship banking and high value-added product sub-units.

In 2002, the Corporate Banking in Spain sub-unit saw growth of 11.4% in ordinary revenue to €244 million and 17.5% in attributable profit to €69 million. The International Corporate Banking sub-unit was significantly affected by the difficult worldwide economic environment, which resulted in 10% decreases in both ordinary revenue and attributable profit to €153 million and €42 million, respectively. A negative change to Argentina’s country risk classification meant recording interest on loans when cash was received, which together with the fall in rates and the appreciation of the euro, unfavourably affected the International Corporate Banking’s sub-unit revenue.

Overall, the Global Corporate Banking unit achieved a 0.8% increase in operating income by adapting the price of financing to risk conditions and holding down administrative expenses, with a reduction close to 7%. The unit’s attributable profit in 2002 was €211 million, a 4.3% decrease.

In 2002, due to the difficult economic environment, loan transactions were subjected to strict analysis, which resulted in a decrease in lending overall, and in particular in international lending. Our customer funds and marketable debt securities, however, increased 11.2%, principally due to significant accounts held by international customers.

In a difficult international economic environment, we have continued to finance Spanish exports of capital goods to emerging countries with export credit insurance and to develop the business of financing exports by other credit agencies (such as SACE, the Italian Institute for Foreign Trade Insurance; NEXI, the Japanese export and investment insurance agency; US EXIMBANK; OeKB, Austria’s export credit agency; and HERMES).

In addition, our market share in overseas collections and payments originating from or to Spain was 19.3% as of October 2002, according to the Bank of Spain. We also closely collaborate with the trade finance teams of our Latin American subsidiary banks to assist the global development of our overseas trade finance activity. Global Finance magazine selected us as “Best Trade Finance Bank in Spain” in 2002. BBVA Factoring Credit Financial Entity is

the leader in the factoring business, increasing its market share to 37.9% as of September 2002, according to the Spanish Factoring Association.

The Capital Markets unit covers debt origination business (bonds, syndicated loans and structured financing transactions) in close collaboration with the Global Markets and Distribution unit.

In 2002, we took part in several significant loan transactions, holding the top position in syndicated loans in Spain as of December, 2002, according to Dealogic, a market study firm, and second place in Latin America as of January 2003, according to the Loan Pricing Corp./Gold Sheets. We were also involved in structured finance transactions such as leveraged buy-outs and project financing transactions, in which we act as advisor or lender.

In collaboration with the Global Markets and Distribution unit, the Capital Markets unit was involved in many fixed-interest offerings to both Spanish and foreign customers. A notable transaction was a Spanish government treasury bond offering, which was significant for its size of €5.0 billion and 15 year term. In addition, it was the first treasury bond offering to be underwritten rather than sold at auction.

Corporate Finance is the unit responsible for global advisory services and mergers and acquisitions activity for large- and medium-sized companies, institutions, and investment funds. Despite the general market downturn, we held the second lending position in Spain in mergers and acquisitions in terms of the number of transactions carried out through December 2002, according to Bloomberg.

Institutional Banking

Institutional Banking is the unit through which we serve public and private institutions in Spain and Brussels (Belgium) and is responsible for managing relations with the Spanish state administration and autonomous communities, regional and city councils and their dependent bodies and state-controlled companies. This unit also serves private institutions such as insurance companies, associations, foundations and non-governmental organizations.

The Institutional Banking unit completed its strategic repositioning in the first half of 2002. It optimized its commercial approach to customers by unifying its branch networks, formerly operated through BBVA Institutional Banking and Banco de Crédito Local (BCL), and putting a single commercial policy in place that focuses on creating value for customers. The current strategy is also based on the strengths of BCL as a bank that specializes in long-term financing.

This unit’s business has undergone growth in excess of 5.6% for lending and 23.5% for on-balance sheet funds during 2002. This has allowed us to reconfirm leadership in lending to public administrations in Spain with a market share of 36.7% as at November 31, 2002, according to the Bank of Spain. In addition, this growth in business volumes allowed it to absorb the negative effects of the fall in interest rates on net interest margins.

Net interest income grew 1.7%, which, together with the increase in net fee income (7.1%) and the decrease in costs (14.7%, with a significant contribution made by the economies of scale obtained from the strategic repositioning), brought about an improvement in operating income of 9.9%. Attributable profit rose to €70 million, 7.8% more than in 2001.

During 2002, the Institutional Banking unit participated in 30 competitive bidding procedures run by the general Spanish state administration and renewed 11 contracts otherwise expiring during the year. Among other new contracts, we were awarded the contracts to collect civil service insurance premiums and manage the accounts of the 53 regional offices of the National Statistics Institute and Section II of the Ministry of Justice. Renewed contracts included providing cash services in the Inland Revenue Service’s regional and administrative offices, the Internal Treasury, the Official State Gazette, the General Council of the Judiciary and the armed forces. The unit has also continued to provide innovative products and services and develop its processing of collections and payments business through e-banking channels, where the volume handled was 33% higher and the number of customer orders grew 30% over 2001.

Throughout the year, BCL, in collaboration with the Global Markets and Distribution unit, expanded its financing programs through short-term offerings, such as commercial paper and medium- and long-term note offerings totaling €5,500 million.

Global Markets and Distribution

The Global Markets and Distribution unit progressed in 2002 its new business strategy aimed at a more global vision, greater internationalization and generating recurring revenue. The international trading room business was reorganized with the overseas network providing distribution points as part of a global sales unit. The distribution and fixed-interest origination business has a new strategic focus so that fixed-interest activities are functionally integrated in a global, broader conception of international markets, facilitating cross-selling to the institutional customer base. In addition, the market analysis activities of the Global Markets and Distribution unit—equity, credit, strategies and theoretical analyses—have been combined into a single business unit.

The high level of uncertainty and the increase in market volatility have led the Global Markets and Distribution unit to set a strict risk control policy, making very restricted use of Value at Risk (VaR) limits authorized for market trading, and focusing most of its activity on its most creditworthy customers, which allowed it to obtain ordinary revenue of €221 million in 2002, a decrease of 26.6%. During the year, the unit adapted its structures and costs to market conditions, reducing its administrative expenses by 16.3%.

The synergies between the Capital Markets, Corporate Banking and Institutional Banking units are particularly notable in transactions offered to customers across different business units, such as structured transactions for wholesale customers and fixed income and equity offerings.

Although 2002 was generally characterized by a downturn in fixed-income market activity, we managed to maintain revenue levels through our primary market transactions, which included the Gas Natural, S.A. private share offering to institutional investors, the stock market flotation of Enagas, S.A. and a block trade of Acerinox, S.A. shares worth €124 million. In international offerings, we took part in the $3,900 million initial public offering of Travelers Property Casualty.

Our securities brokerage subsidiary, BBVA Bolsa, S.A., continues to be a top company in the Spanish stock markets in terms of trading volume, with a 15.8% share in 2002, and the second company in trading on the Spanish electronic market with a share of 11.3% in 2002, according to the Stock Market Company.

Mexico

In 2002, the Mexican economy began to recover, ending one of the longest, though more moderate, recessions of recent decades. The firm economic foundations in Mexico, such as the Bank of Mexico’s international credibility, the monetary authority’s commitment to keeping inflation under control, the low current account deficit, the low cost of external public debt and high levels of international reserves made it possible for Mexico’s country risk perception to improve and the perception of financial uncertainty to decrease.

Another factor that had a major influence on banking activity in Mexico in 2002 was the sharp fall in interest rates compared to 2001. The inter-bank interest rate decreased from an average of 12.9% in 2001 to 8.2% in 2002, with the resulting negative effect on basic margin.

In 2002, the Mexican payment system underwent major changes due to various modernization initiatives: (1) implementation of the universal banking key, which identifies each customer in the system by bank, branch and account number, and makes it easier to make electronic payments and transfers; (2) payment by direct debit, which provides greater efficiency and lower costs; and (3) electronic check clearing, which will reduce the costs of clearing houses.

On June 26, 2002, the Mexican Federal Government and the Institute for the Protection of Bank Savings, a government entity, sold a total of 1,032,201,860 shares in Grupo Financiero BBVA Bancomer, equivalent to 11.1% of its share capital, in a secondary offering. We bought 276 million shares in this offering, equivalent to 3% of the stock capital at a total cost of approximately €241 million. With this purchase and other additional open market purchases, we increased our interest in Grupo Financiero BBVA Bancomer to 54.7% at December 31, 2002 from 48.8% at December 31, 2001.

In 2002, “Project Customer” was launched with the aim of making Bancomer seen by its customers as the best bank in Mexico and the most highly-valued in terms of its level of service. This project is made up of a set of programs that cover all of Bancomer’s networks, segments, channels and affiliates. It has measurable goals and internal measurement schemes that are regularly checked against external perception surveys and is supervised at the highest level. It initially focused on identifying operational problems and standardizing the level of service. A process was later introduced to continually improve service with a set of initiatives that include shorter waiting time in branches. The project’s results in 2002 are reflected in the improvement in the overall score given to Bancomer in customer perception surveys, from 7.0 of a possible 10.0 points in December 2001, to 8.1 one year later.

At the close of 2002, Bancomer held the top spot in market share in terms of both funds with 28.8% and lending with 23.3%, not including FOBAPROA, the Banking Fund for the Protection of Bank Savings, as well as total assets with 25.3%, according to the Mexican National Banking and Securities Commission.

With regards to customer funds, current and savings account balances increased by 7.2% in 2002. This growth was aided by the ongoing “Libretón” campaign, which resulted in a market share of 47.9% at December 2002, according to the Mexican Bankers’ Association. The profile of our customer funds continued to improve, as sight deposits as a percentage of total deposits went from 40.9% at December 31, 2001 to 47.2% at December 31, 2002. Meanwhile, mutual fund assets increased by 13.9% in the same period. Bancomer Gestión, Bancomer’s mutual fund management affiliate, had €6 billion of funds under management at December 31, 2002.

Lending performed well during 2002, with private sector lending without trusteeship increasing 3.9%. The consumer lending portfolio was the main source of growth, increasing 32.1%, due to increased issuing of credit cards (more than 600,000 cards sold in 2002), automobile financing (around 19,000 new loans during the year) and salary advance credit of 2002 (213,000 new loans since the launch of the product in April 2002). The commercial portfolio started to grow in the second half of 2002, indicating the start of a recovery in this segment, which increased by 1.6% between the third and fourth quarters of 2002. The mortgage lending, however, increased for mid-range residential marginally in 2002.

In the pensions business, we held onto our leading position in Mexico through AFORE Bancomer, Bancomer’s pension fund management affiliate, with €6,364 million under management at December 31, 2002, reflecting a 23.6% increase from 2001 and market share of 21.7%. AFORE Bancomer had 4.4 million pension clients, a 14.8% market share in December 2002 according to the Mexican National Banking and Securities Commission.

Meanwhile, Seguros Bancomer, Bancomer’s insurance affiliate, which sells insurance exclusively through Bancomer’s branch network, achieved a 17.9% increase in premiums in 2002.

Bancomer has a major presence in the market of remittances by Mexicans who live in the United States through Bancomer Transfer Services. The number of such transactions grew from 9.6 million in 2001 to 12.7 million in 2002, while transferred funds increased from $3.5 billion to $4.8 billion in 2002.

Banking in America

Due to the special conditions affecting our operations in Argentina in 2002, we have provided in this Annual Report additional disclosure on our Argentinean banking operations and discuss these operations under a separate business area caption, “Argentina”, and not in the Banking in America area, where they traditionally would be covered. The operating results discussed below, where they refer to the Banking in America area as a whole, do not include operating results related to our Argentinean banking subsidiaries.

As at December 31, 2002, this area had total assets of €23,051 million and, for the year, earned income before minority interests of €260 million. Our Banking in America business is carried out through our affiliates in Brazil, Colombia, Chile, Panama, Paraguay, Peru, Puerto Rico, Uruguay and Venezuela, which in the aggregate had 1,463 branches and 21,592 employees at December 31, 2002.

In 2002, political and economic events in Latin America created an extremely challenging business environment. Notable developments in Latin America included a major political and economic crisis in Argentina, which caused instability in neighboring Uruguay, political instability in Venezuela, pre-electoral instability, with related effects on the economy and markets, in Brazil, political volatility and increased terrorism related to elections in Colombia, depreciation of many of the region’s currencies against the dollar and euro, with particularly negative consequences in Venezuela and Brazil, and slow growth of the United States economy, which generally dampened economic growth throughout the region. These developments created a business environment that was among the most challenging since we began to significantly invest in the region.

In this difficult context, management focused on ensuring adequate liquidity for our banks. As a result, customer funds increased at a faster rate than lending, 20.7% compared to 6.4%.

Management has also been very focused on risk management. In 2002, the area’s NPL ratio fell from 4.03% to 3.65%, while the coverage ratio rose from 139.3% to 154.0%.

Set forth below is a description, by country, of our operations in the Banking in America area and of the economic and political environment in which we operate. The operating results described below refer to each unit’s contribution to our operating results, unless otherwise stated.

Brazil: 2002 was marked by highly volatile markets, uncertainty in the electoral process, and fear that the Argentinean crisis might spread. These factors negatively effected perception of Brazil’s country risk, causing interest rates to increase and the Real to depreciate by 44.8% during the year.

In light of the political and economic environment, management elected to pursue a conservative strategy focused on BBV Brasil’s balance sheet liquidity rather than growth in lending, which rose 11.2%, while customer deposits grew 43.3%.

The focus on more liquid balance sheet negatively affected net interest income, although it was offset by profits from dollar-denominated income due to the heavy depreciation of the Real and our efforts to control expenses, resulting in net profit of €26 million.

In 2002, BBV Brasil redefined its business strategy to a direction more in line with its small relative size in the Brazilian financial system. Nonetheless, in the course of 2002, management determined that BBV Brasil’s small relative size made it difficult to achieve the needed critical mass to grow, without significant additional capital investments. On June 9, 2003, BBV transferred 100% of BBV Brasil to Bradesco, and received consideration of 35,481,460,311 of its newly-issued ordinary shares and 34,948,501,563 of its newly-issued preference shares, totaling 4.44% of Bradesco’s share capital, and 1,864 million Brazilian Reais in cash, for total consideration of 2,626 million Brazilian Reais (approximately $900 million). See “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures and Divestitures” and Note 32.1 to the Consolidated Financial Statements.

Colombia: 2002 was a difficult year in Colombia, both politically, due to the electoral process and the intensification of terrorist attacks, and economically, with weaker growth than expected, higher inflation and an increase in the public deficit. In addition to these internal factors, there was the uncertainty caused by the Brazilian electoral process, which affected foreign exchange rates and the public debt market, generating great volatility especially during the summer months.

In this difficult environment, BBVA Banco Ganadero, S.A. launched the “Plan Líder” with the aim of focusing on customers with the greatest economic power, and moving away from marginal, low-profitability businesses. BBVA Banco Ganadero’s market share in deposits was 7.2% in 2002, according to the Superintendencia bancaria of Colombia. BBVA Banco Ganadero also continued to streamline its network branch. At December 31, 2002 it had 233 branches and 3,708 employees, decreases of 5.7% and 8.4%, respectively.

As a result of Plan Líder, during the last several months of the year, BBVA Banco Ganadero’s net interest income began to improve. BBVA Banco Ganadero also remained focused on controlling expenses, which declined in 2002. BBVA Banco Ganadero had an attributable loss of €11 million in 2002, caused primarily by market volatility.

In 2002, we launched “El Creditón”, aimed at the consumer loan segment, to increase our market share in this area.

Our coverage ratio increased to 257.9% from 190.0%.

Chile: Chile, one of the most open economies in Latin America, saw little GDP growth due to stagnant internal demand and weak external demand, which led the Chilean Central Bank to lower interest rates to 3% in December 2002 from 6.5% in December 2001.

In Chile, we operate through Banco BHIF, a mid-size bank, and Provida, the Chilean leader in pension management, according to the Superintendencia bancaria of Chile. In 2002, management decided to restructure our Chilean operations by increasing operational synergies between Banco BHIF and Provida to the maximum extent allowable under Chilean law. Our combined operation in Chile represented the largest financial group in Chile during the year in terms of number of customers and one of the three largest in terms of funds under management and stock market capitalization, according to the Superintendencia bancaria of Chile.

In 2002, Banco BHIF launched several new successful products and services. It also offered mortgages with among the lowest interest rates on the market and was the first bank to offer mortgage loans not indexed to inflation (“Hipotecón en Pesos”). Banco BHIF was recognized by Estrategia, a business newspaper, as one of the ten best companies in Chile in 2002.

Banco BHIF’s market share in lending increased to 6.6% as of December 2002 from 5.9% a year earlier, while its market share in customer funds increased to 6.9% as of December 2002 from 5.4% a year earlier, according to the Superintendencia bancaria of Chile. In addition, Banco BHIF’s market share in mutual fund management increased to 7.2% as of November 2002 from 4.9% a year earlier, according to the Association of Mutual Fund Managers of Chile (Associacíon de Administradoras de Fondos Mutuos).

As a result of these actions, lending and customer funds increased by 19.4% and 35.1%. In 2002, our operation in Chile generated operating income of €78 million, a decrease of 6.7%, while attributable income was €15 million.

Panama: BBVA Panama has 19 branches and 222 employees. During 2002, it continued its focus on the higher-profit residential segment, such as consumer loans and mortgages and moved away from lower-profit sectors.

In 2002, net interest income increased by 5.5%, which together with a modest increase in operating costs and lower loan provisions, produced attributable income of €19 million, 52.4% more than in 2001.

Paraguay: Despite a crisis in the Paraguayan banking system in 2002, BBVA Paraguay, S.A. was able to continue to attract customer funds due to its image of solvency and financial stability. The Paraguayan banking crisis was principally due to spill-over effects of Argentina’s political and economic problems, the bankruptcy administration of the third largest Paraguayan bank and a significant withdrawal of deposits from the entire system as a result of these developments. BBVA Paraguay’s market share in customer funds increased to 9.8% as of December 2002 from 5.2% a year earlier, according to the Superintendencia bancaria of Paraguay. In 2002, BBVA Paraguay was ranked as the top-graded Paraguayan bank by the Superintendencia bancaria of Paraguay in terms of its level of capitalization and the structure and quality of its assets, profits, liquidity and management. In 2002, BBVA Paraguay launched VIP Banking to focus on higher-profit customers. Attributable income for 2002 was €8 million.

Peru: In 2002, Peru was one of the best performing countries in macroeconomic terms, due to strong public and private spending, controlling inflation and political stability. In this environment, our subsidiary, BBVA Banco Continental, which has a network of 176 branches and 2,369 employees, experienced improving results.

In 2002, BBVA Banco Continental became the second-ranked Peruvian bank in deposits with a market share that increased to 22.3% as of December 2002 from 20.58% a year earlier, according to the Superintendencia bancaria of Peru. A principal driver of this increase was the launch of the “Contiahorro” deposit product. In addition, BBVA Banco Continental’s mortgage lending business grew over 30% in 2002. BBVA Banco Continental’s attributable income in 2002 was €8 million.

The mutual funds business reported an increase of more than 30% in funds under management and a market share of 26.3% as of December 2002, according to the National Supervisory Commission of Companies and Shares of Peru, and BBVA Continental Bolsa kept its leadership position in brokerage business in the Peruvian stock market, both in equity and fixed interest.

Puerto Rico: The delay in the revival of the U.S. economy dampened growth in 2002. Our subsidiary, BBVA Puerto Rico, which has 48 branches and 1,113 employees, had little growth in lending, especially in automobile loans in which the bank is the sector leader and which accounts for about 30% of its portfolio. In an effort to revitalize this business, BBVA Puerto Rico has launched the Auto Portal, an interactive module that allows dealers and end-customers to negotiate and process their loan applications on-line.

BBVA Puerto Rico’s mortgage business benefited from the launch of the BBVA Mortgage brand. As a result of increased mortgage lending, BBVA Puerto Rico was able to securitize a portion of its mortgage portfolio, generating capital gains, while reducing interest risk. In addition, BBVA Puerto Rico launched the BBVA Business Account to establish itself in the SME segment.

BBVA Puerto Rico’s securitization and lower-yield fund (subordinated debt) capturing businesses were boosted by the bank’s high credit rating (Aa3 by Moody’s in the long-term deposits category and A-1 by Standard & Poor’s for commercial paper), the highest for any bank under Puerto Rican law and just one step below the Group.

As a result, net interest income in 2002 grew 0.2%, costs were flat and lower provisions were taken. As a result, attributable profit increased 27.8% to €44 million.

Uruguay: In 2002, Uruguay was severely affected by spill-over from the Argentinean crisis, which resulted in a fall in GDP of approximately 10%, a general flight of deposits out of the banking system, the closing of banks during August as a result of the financial situation in Uruguay, and several of the worst-hit banks subsequently brought under administrative orders (Chapter 11).

In light of this negative economic environment, management focused on ensuring that BBVA Uruguay, S.A. maintained sufficient liquidity. Management also sought to solidify BBVA Uruguay’s financial position by acquiring from BBVA Banco Francés 60.88% of BBVA Uruguay and by providing additional credit lines to BBVA Uruguay. Also, the Uruguayan financial crisis improved significantly after the banks reopened and deposits began to flow back into banks. In the last month of 2002, BBVA Uruguay opened 9,000 new accounts and customer funds reached $24 million.

However, the economic turmoil in Uruguay and the related banking crisis’s effect on our local operations was significant, and resulted in a loss of €22 million.

Venezuela: In 2002, Venezuela went through a major political and social crisis, which in December led to a general strike that paralyzed the country’s economy, particularly the oil industry, thus deepening the country’s economic recession. This situation affected the entire financial system, which saw lending fall, while the portfolio of domestic public debt held by banks increased as an alternative to lending.

BBVA Provincial, which has a network of 396 branches and 7,521 employees, ranks third in Venezuela in terms of total deposits, with a market share of 14.5% as of December 2002, according to the Superintendencia bancaria of Venezuela. In 2002, we launched the “El Club Libretazo” saving product, through which customers win points and are offered discounts on purchases of products and services. This product replaced the “El Libretazo” product after banks were prohibited by law from offering products promoted through prize contests.

In light of the difficult economic environment in Venezuela, BBVA Provincial undertook to strictly analyze lending risk and this resulted in little increase in overall lending. Progress was made in improving risk quality and at December 31, 2002, BBVA Provincial had a NPL ratio of 7.4% and a coverage ratio of 132%.

Despite the economic crisis, BBVA Provincial obtained a significant increase in net interest income as a result of the sharp jump in ordinary revenue and the devaluation of the Bolivar. Operating costs were strictly controlled (with a headcount reduction of over 10%), while the branch network remained generally unchanged. Attributable income for 2002 was €81 million, slightly lower than 2001.

Asset Management and Private Banking

The Asset Management and Private Banking area includes the Group’s domestic and international mutual funds (excluding those in Latin America), pensions (excluding those of AFORE Bancomer and Consolidar AFJP), private banking and insurance (excluding Mexico and Argentina).

Due to the special conditions affecting our operations in Argentina in 2002, we have provided in this Annual Report additional disclosure on our Argentinean asset management operations and discuss these operations under a separate business area caption, “Argentina”, and not in the Asset Management and Private Banking area, where they traditionally would be covered. The operating results discussed below, where they refer to the Asset Management and Private Banking area as a whole, do not include operating results related to our Argentinean asset management subsidiaries.

Mutual funds

The volume of our funds under management in Spain fell 9.5% to €33.1 billion at December 31, 2002, mainly due to the negative impact in the funds’ returns caused by overall declines in financial markets.

Due to the market volatility in 2002, our guaranteed fund performed very well. At December 31, 2002, we had €10,200 million under management. Our real estate mutual fund, BBVA Property, had €318 million in assets under management in 2002, €140 million more.

The attributable income of the Asset Management unit, which includes the mutual fund, securities trust and custodial services businesses was €92 million in 2002, a 5% decrease.

Pensions Spain

The total volume of pensions managed by us in Spain exceeded €11.0 billion at December 31, 2002, an increase of 3%. On December 31, 2002, company pension funds accounted for €5,400 million, which represents a 1% increase, while the individual pension accounts totaled €5.6 billion, an increase of 5.5%.

Our pension business is the leader in Spain, with a market share of 21% at December 2002, according to the latest data published by Asociación de Instituciones de Inversión Colectiva y Fondos de pensiones (Inverco).

The Pensions Spain unit has received a Quality Certificate from the Spanish Association for Normalization and Certification, AENOR, and has passed data protection, operational risk and data integrity audits. In addition, the unit’s two pension fund management companies were the first pension fund and plan managers in Spain to obtain investment certification through the GIPS (Digital On-Line Certification System) Certificate, which has been received every year since 1996.

The unit’s attributable income, after discounting the remuneration of the sales networks, was €8 million in 2002.

Pensions America

Through our various affiliates, we are the leader in the Latin American pensions market, with €25.3 billion of assets under management and a 28.0% market share. The Pensions America unit manages a total of €16,733 million in funds, excluding AFORE Bancomer and Consolidar AFJP.

In 2002, the Pensions America unit focused on creating common management parameters throughout its operations in order to grow the business and maximize efficiency. In this regard, a common commercial management and administration model has been implemented for all of our pensions management companies.

In Chile, we were the leader in the compulsory pensions market through Provida, with €10.5 billion of funds under management at December 31, 2002, which represents a market share of 31.5%, and 2.7 million members, which represents a 40.3% share, according to the Superintendencia bancaria of Chile. Provida’s income before minority interests was €32 million in 2002. During 2002, Provida broadened its range of products and services with the Multifondos system, which enables members to choose between five funds with different degrees of risk depending on their risk profile and age. Provida also started in 2002 to sell voluntary pensions (APVs) and unemployment insurance.

In Colombia, we have two pension fund managers, BBVA Horizonte Pensiones y Cesantías and Porvenir (an investee company of the Provida Group). The total funds under management by BBVA Horizonte Pensiones y Cesantías was €1.3 billion, of which €975 million are for compulsory pensions, while the remaining €285 million represent voluntary pension and unemployment insurance funds. The income before minority interests of our Colombian pension business in 2002 amounted to €10 million, an increase of 4% from 2001. Porvenir ranks first in funds under management in the compulsory pensions market with a 27% share, according to the Superintendencia bancaria of Peru.

In Peru, our pension fund manager BBVA Horizonte ranked first in number of members during 2002, according to the Superintendencia bancaria of Peru, with a 26.3% market share of members, and assets under management of €1.1 billion, which represented a market share of 25.5%. Income before minority interests in 2002 was €13 million, an increase of 7.7%.

In El Salvador, we are present in the compulsory pensions market through the pension fund manager BBVA Crecer, and were ranked first in number of members during 2002 according to the Superintendencia bancaria of El Salvador, with a market share of 55.0% and €492 million of assets under management, which represented a market share of 48.2%.

The pension fund manager BBVA Previsión held onto its leading position in the Bolivian market with €1.3 billion of assets under management, which represented a 51.4% market share. BBVA Previsión had a 54.1% market share of members with more than 400,000 in 2002 according to the Superintendencia bancaria of Bolivia.

In Panama, BBVA manages SIACAP (the Government Employee Pension Capitalization and Saving System) funds through two management companies, BBVA Horizonte and Progreso. The total volume of funds managed by both companies was €264 million, of which 81.3% were SIACAP funds, which represented a market share of 50.1% in 2002, according to the Superintendencia bancaria of Panama.

Private Banking

The Private Banking unit’s business underwent significant restructuring during 2002. Domestically, we prepared to offer integrated personal financial services, perfectly suited to a market with vast potential, while our international business’ structure has been streamlined.

In the domestic business, in which more than €11,000 million of worth of funds were under management at the close of the year, we were leader in the securities investment firm market, with a share of almost 22% in 2002, according to the Spanish Securities Market Commission, and €3,600 million of assets under management. We continued our technological renewal and investment plan in order to guarantee personal service and better quality.

The international business, which manages €14,100 million in customer assets and portfolios, saw a fall in its level of activity in line with the changes in the foreign exchange and financial markets.

During 2002, the money laundering prevention regulations were tightened and tools and procedures were put in place in line with the highest international standards.

As an example of the importance given to quality of service, in addition to the renewal of ISO 9001: 2000 and ISO 14001 certificates, Banc Internacional-Banca Mora de Andorra received the EFQM European Quality Award in the Category for Subsidiary SMEs for the second time. In addition, it was rated by Moody’s as Aa3 for the long term, Prime-1 in the short term and B for its overall financial strength.

The income from the Private Banking unit in 2002 amounted to €108 million, a fall of 32.7%, principally caused by the changes in the foreign exchange and financial markets.

Insurance

In 2002, BBVA Seguros, S.A. reported net premiums in excess of €1,600 million. Of that amount, bank insurance, grew almost 60% in terms of volume of net premiums, exceeding €970 million at the close of the year.

The best performers were the individual life assurance and guaranteed income businesses. In the first case, net premiums grew 4% in 2002 to €147 million and we believe that BBVA Seguros is the market leader. In the case of guaranteed income, €633 million in net premiums were collected compared to €179 million in 2001, the year in which the product was launched.

Financial indicators evolved in a manner consistent with the business. Pre-tax profit totalled €151 million, up 10%. Claim indicators also improved in all lines of activity, with significant progress made in free life (380 basis points) and home (150 basis points).

Throughout the financial year, BBVA Seguros passed the most demanding quality audits of its systems and procedures, according to AENOR, which is an additional service guarantee for all its customers.

We have finished streamlining and restructuring the companies in the America Insurance unit (which does not include the activity in Mexico or Argentina).

Corporate Activities

E-commerce Initiatives

In the e-business field, during 2002 we launched various e-commerce initiatives. The B2C (business to consumer) highlight was the launch of Mobipay España (payment by mobile telephone) and the Atrea real estate portal, while in B2B (business to business) we bolstered the offerings of the Adquira marketplace and Solium as an internet portal I.T. support. Moreover, the unit adapted its structure to the new market situation and was involved in advising our business units on new technologies (mobile internet, domotics, digital TV, etc.).

Industrial and Real Estate

This unit manages our portfolio of industrial and real estate holdings in Spain, which is made up of different companies with a high degree of diversification among sectors. The most significant sector is energy, which accounts for more than 48% of the portfolio’s book value, after which comes communications with close to 37%. We are the largest or a leading shareholder in some of the most notable companies in Spain, including Telefónica, Repsol YPF, Iberdrola, Iberia Líneas Aereas de España, and other companies.

The unit’s main aim is to create medium- and long-term value based on our strengths (capital, know-how and brand) and with four key elements: profitability, rotation, liquidity and consumption of economic capital.

The portfolio rotation policy led to divestments that provided €1,417 million and generated capital gains in excess of €590 million.

This year was characterized by market volatility, which had a direct effect on trading portfolio investments, which led us to make €153 million in provisions.

Net income from companies carried by the equity method contributed €108 million, compared to €427 million the previous financial year, largely as a result of the adjustment made due to Telefónica writing-off certain assets related to its UMTS (mobile telephones) licenses, as well as the losses of investee companies with interests in Argentina.

In real estate, we invested €148 million in 15 land and housing development projects, with 700,000 m2 available for development. In 2002, 370 dwellings were handed over and we divested from several land projects, generating capital gains of €30 million. As at December 31, 2002, the development portfolio contained 2.3 million m2 available for development and 3,500 dwellings under management in 50 projects, 20 of which were co-managed by development partners.

In addition, we continued to sell-off the assets derived from repossession proceeds, as well as our surplus of former branch offices, all as part of our property-streamlining plan. Sales totalled €320 million, generating capital gains in excess of €127 million. At the end of the year, we had 2,335 non-productive real estate assets in stock, with a book value of €114 million and a provision level of around 50%.

In all, in 2002 the Industrial and Real Estate unit reported an attributable income of €432 million, which is a year-on-year decrease of 54.6%.

Argentina

Because the political and economic conditions in Argentina in the last several years had a significant negative effect on the entire Argentinean banking sector and have consequently severely affected the operating results of our Argentinean banking, and, to a lesser extent, pension fund management operations during the period, management in 2002 elected to separate the operating results of our Argentinean banking and pension fund management operations from the Banking in America and Asset Management and Private Banking areas, to which they were attributed in past years.

Argentinean Financial Crisis

The government measures implemented in Argentina at the end of 2001 in response to the serious economic crisis afflicting the country included freezing public debt payments, ending convertibility between the Argentinean Peso and dollar, imposing cash withdrawal limits on sight and savings accounts (the corralito) and re-scheduling of term deposit maturities (the corralón). Additionally, the government decreed that dollar assets and liabilities would be converted to pesos at different exchange rates (“asymmetrical pesification”). These measures had a severe impact on the liquidity and solvency of the Argentinean banking system.

Instead of alleviating banks’ liquidity situation, the corralito triggered a rush by banking customers to withdraw the maximum amount of money authorized, which caused a continual drain on deposits. The drain began to alleviate in July, enabling partial release in October of term deposits to ARP7,000 (rising to ARP10,000 in some banks such as BBVA Banco Francés) and all funds in sight accounts in December 2002. Customers were also given the opportunity to exchange re-scheduled deposits for bonds, an offer taken up by 22% of customers (30% in BBVA Banco Francés) for the plan that ended in June 2002 (a second plan was in force until May 23, 2003).

The Argentinean government issued public bonds to be used to compensate financial institutions for damage to their balance sheets caused by asymmetric pesification. Nevertheless, asymmetric pesification caused losses that were not fully offset by the government’s bond issuance plans. These losses resulted from, among other causes: (i) the difference between the free exchange rate at which foreign currency deposits were paid in performance of judicial decisions allowing depositors to withdraw their funds in excess of the amounts prescribed by law and the exchange rate at which they were converted into pesos (ARP1.40 = $1.00) and (ii) the application of a lower exchange rate to certain loans converted to pesos than to deposits.

Measures Taken Regarding Our Investments in Argentina

In 2001, we took substantial provisions and write-downs totaling €1,354 million relating to our investments in, and exposure to, Argentina. This amount included provisions of €617 million relating to our entire investment in Argentina, bad debt provisions of €416 million, additional country risk provisions of €34 million, provisions of €92 million relating to the value of Argentine government bonds held by the Group, a downward revision of €72 million related to the expected reduction in net income and reduced capital gains arising from companies we carry by the equity method and from our portfolio of financial investments and a write-down of €123 million of goodwill corresponding to our Argentine investments. In addition, in 2001 we took a charge to the reserves at consolidated companies (in retained earnings) line item in our consolidated balance sheets of €683 million to account for the devaluation of the Argentine Peso from ARP1.0 per U.S.$1 to ARP1.7 to U.S.$1 (the opening rate following the closure of the Argentine foreign exchange market), as of December 31, 2001.

In 2002, we made an additional provision of €131 million in respect of securities issued by BBVA Banco Francés and held by us. This amount was charged to our 2002 consolidated statement of income.

In April 2002, as a result of BBVA Banco Francés’s liquidity problems, BBVA loaned BBVA Banco Francés $79 million and made available to it credit lines of $56 million and $24 million, both of which were fully drawn down. The foregoing loan and credit lines were undertaken in order for BBVA to comply with commitments it had made in 1999 to ensure that BBVA Banco Francés continued to meet the Argentinean Central Bank’s liquidity requirements. These three transactions are secured by loans held by BBVA Banco Francés and guaranteed by the Argentinean government and by collection rights on syndicated loans and floating rate notes owned by BBVA Banco Francés.

In June 2002, BBVA Banco Francés agreed with the Argentinean government to increase its capital stock by $209.3 million. BBVA subscribed to BBVA Banco Francés’s capital increase in exchange for $130 million in subordinated debt of BBVA Banco Francés held by BBVA and the $79 million loan, described above, made to BBVA Banco Francés in April 2002. As a result of our additional investment, we received new shares of BBVA Banco Francés and recorded €34.7 million in goodwill in consolidation, resulting in an increase in our ownership interest in BBVA Banco Francés from 68.25% to 79.61%.

In May 2002, BBVA bought BBVA Banco Francés’s 60.88% interest in BBVA Uruguay for $55 million.

In July 2002, BBVA bought Argentinean government debt securities from BBVA Banco Francés under a repurchase agreement for €98.8 million.

At December 31, 2002, our entire investment in and exposure to Argentina, including the investments and loans described above, were fully covered by the provisions we took in 2001 and 2002. See Note 3(o) to the Consolidated Financial Statements.

As of the date of filing of this Annual Report, BBVA has no further obligation to make capital available to BBVA Banco Francés to ensure that it meets its liquidity requirements or for any other reason.

We continue to carefully monitor the situation in Argentina and, in the event of positive improvements from the current situation, may in the future consider providing further liquidity to our Argentinean subsidiaries.

Evolution of Business in 2002

Due to the continued banking crisis in Argentina and its negative effects on the financial markets, BBVA Banco Francés continued in 2002 to adapt its operating structure to the evolving business environment in Argentina, which resulted in a reduction in headcount of 907 (17.7%) and the closure of 96 branches in 2002.

In 2002, the high interest rates that were required to be paid to attract deposits and maintain liquidity, BBVA Banco Francés’s priority during the year, negatively affected net interest income. In addition, private sector lending was an extremely challenging business for BBVA Banco Francés, with interest rates set in many cases by the government at below market rates. These negative developments were partly offset by the positive effect of updating for inflation of BBVA Banco Francés’s public sector loan portfolio and a small part of its private sector loan portfolio.

In 2002, the BBVA Banco Francés group reported operating income of €326 million, a 33.5% decrease from 2001, and an attributable loss of €6 million compared to a loss of €218 million recorded in 2001.

BBVA Banco Francés currently exceeds all the legally established liquidity requirements, and we believe it also has a strong balance sheet with which to face 2003, particularly following the capital increase described above.

Consolidar AFJP is among the leaders in the Argentinean pension and insurance market. Consolidar AFJP manages assets worth €2,224 million, with a market share of 20.4% at November 2002, according to the Superintendencia bancaria of Argentina.

In the complicated environment of the Argentinean financial system, Consolidar AFJP has performed solidly and holds a significant position in the market in terms of yield. In addition, its selective commercial policy, focused on the high-income segment, made it possible for it to maintain the quality of its membership portfolio and increase its share of funds collected. With inflation-adjusted accounting, Consolidar AFJP recorded an attributable loss of €6 million during the year.

Supervision and Regulation

The Spanish government traditionally has been closely involved with the Spanish banking system, both as a direct participant through its ownership of the ICO and as a regulator retaining an important role in the regulation and supervision of financial institutions.

The Bank of Spain

The Bank of Spain was established in 1962 as a public law entity (entidad de derecho público) that operates as Spain’s autonomous central bank. In addition, it has the ability to function as a private bank. Except in its public functions, the Bank of Spain’s relations with third parties are governed by private law and its actions are subject to the civil and business law codes and regulations.

Until January 1, 1999, the Bank of Spain was also the sole entity responsible for implementing Spanish monetary policy. For a description of monetary policy since the introduction of the euro, see “—Monetary Policy—General” and “—New monetary policy in the EMU”.

Since January 1, 1999, the Bank of Spain has performed the following basic functions attributed to the European System of Central Banks (“ESCB”):

•	defining and implementing the ESCB’s monetary policy, with the principal aim of maintaining price stability across the euro area;

•	conducting currency exchange operations consistent with the provisions of Article 109 of the Treaty on European Union (“EU Treaty”), and holding and managing the States’ official currency reserves;

•	promoting the sound working of payment systems in the euro area; and

•	issuing legal tender banknotes.

Recognizing the foregoing functions as a fully-fledged member of the Eurosystem, the Ley de Autonomía del Banco de España (the Bank of Spain Law of Autonomy) stipulates the performance of the following functions by the Bank of Spain.

•	holding and managing currency and precious metal reserves not transferred to the European Central Bank (“ECB”);

•	supervising the solvency and behaviour of credit institutions, other entities and financial markets, for which it has been assigned supervisory responsibility, in accordance with the provisions in force;

•	promoting the sound working and stability of the financial system and, without prejudice to the functions of the ECB, of national payment systems;

•	placing in circulation of coins and the performance, on behalf of the State, of all such other functions entrusted to it in this connection;

•	preparing and publishing statistics relating to its functions, and assisting the ECB in the compilation of the necessary statistical information;

•	providing treasury services and financial agent for government debt;

•	advising the government, preparing the appropriate reports and studies; and

•	exercising all other powers attributed to it by legislation.

Subject to the rules and regulations issued by the Ministry of Economy, the Bank of Spain has the following supervisory powers over Spanish banks:

•	conducting periodic inspections of Spanish banks to evaluate a bank’s compliance with current regulations including the preparation of financial statements, account structure and credit policies;

•	advising a bank’s board of directors and management on its dividend policy;

•	undertaking extraordinary inspections of banks; and

•	collaborating with other regulatory entities to impose penalties for infringement or violation of applicable regulations.

Fondo de Garantía de Depósitos

The Fondo de Garantía de Depósitos en Establecimientos Bancarios (“FGD”), which operates under the guidance of the Bank of Spain, guarantees bank deposits up to €20,000 per customer, which is the minimum insured amount for all EU member banks. Pursuant to Bank of Spain regulations, the FGD may purchase doubtful loans or may acquire, recapitalize and sell banks that are experiencing difficulties.

The FGD is funded by annual contributions from member banks. The rate of such contributions in 2002 was 0.06% of the year-end amount of deposits to which the guarantee extended. Nevertheless, once the capital of the FGD exceeds its requirements, the Minister of Economy may reduce the member banks’ contributions and, when the FGD’s funds exceed the capital requirements by one percent or more of the member banks’ deposits, such contributions may be suspended.

In order to safeguard the stability of its members, the FGD may also receive contributions from the Bank of Spain. At December 31, 2002, all of the Spanish banks belonging to BBVA were members of the FGD and thus obligated to make annual contributions to it.

Fondo garantía inversores

Royal Decree 948 of August 3, 2001 regulates investor guarantee schemes related to both investment firms and to credit institutions. These schemes are set up through an investment guarantee fund for securities broker and broker-dealer firms and the deposit guarantee funds already in place for credit institutions. A series of specific regulations has also been enacted, defining the system for contributing to the funds.

The General Investment Guarantee Fund Management Company was created in a relatively short period of time and is a business corporation with capital in which all the fund members hold an interest. Member firms must make a joint annual contribution to the fund equal to 0.2% of their capital plus 0.01% of the securities that they hold on their client’s behalf. However, it is foreseen that these contributions may be reduced if the fund reaches a level considered to be sufficient.

Liquidity Ratio

In an effort to implement European monetary policy, effective January 1, 1999, the ECB and the national central banks of the member states of the European Monetary Union (“EMU”) adopted a regulation that requires banks to deposit an amount equal to two percent of their qualifying liabilities, as defined by the regulation, with the central bank of their home country. These deposits will earn an interest rate equal to the average interest rate of the ESCB. Qualifying liabilities for this purpose include:

•	deposits;

•	debt securities issued; and

•	monetary market instruments.

Furthermore, the liquidity ratio is set at zero percent instead of two percent for those qualifying liabilities that have a maturity over two years and are sold under repurchase agreements.

Investment Ratio

In the past, the government used the investment ratio to allocate funds among specific sectors or investments. As part of the liberalization of the Spanish economy, it was gradually reduced to a rate of zero percent as of December 31, 1992. However, the law that established the ratio has not been abolished and the government could re-impose the ratio, subject to applicable EU requirements.

Capital Adequacy Requirements

As part of a program to modernize Spain’s banking regulations, capital adequacy requirements were revised in 1985 and, pursuant to EU directives, amended as of January 1, 1993. The capital adequacy requirements are applicable to BBVA on both a consolidated and individual basis.

The principal characteristics of the capital adequacy requirements pursuant to EU directives are a distinction between “core” and “complementary” capital and the adoption of a ratio of stockholders’ equity to risk-weighted assets. Core capital generally includes:

•	voting equity;

•	certain nonvoting equity, including certain nonvoting guaranteed preference shares of subsidiaries;

•	most reserves and generic allowances;

•	less participations in other financial institutions; and

•	treasury stock and financing for the acquisition, by persons other than the issuer’s employees, of the issuer’s shares.

Complementary capital generally includes certain nonvoting equity, revaluation and similar reserves, and subordinated and perpetual debt. The computation of both core and complementary capital is subject to provisions limiting the type of stockholding and the level of control which these stockholdings may give a banking group. The level of non-perpetual subordinated debt taken into account for the calculation of complementary capital may not exceed 50% of core capital. The total amount of complementary capital admissible for computing total capital may not exceed the total amount of core capital.

The consolidated total of core and complementary capital of a banking group calculated in the manner described above may not be less than eight percent of the group’s risk-weighted assets net of specified provisions and amortizations. The calculation of total risk-weighted assets applies minimum multipliers of 0%, 20%, 50% and 100% to the group’s assets. Countries with special loan arrangements with the International Monetary Fund, which have not renegotiated their foreign debt in the five preceding years, receive a zero percent risk weight. Pursuant to Bank of Spain regulations, the following loans also receive a 0% risk weighting:

•	credits to Spanish governmental autonomous bodies, credits to Social Security, and credits to certain Spanish governmental public entities;

•	certain debt securities related to the securitization of the Spanish Nuclear Moratorium; and

•	credits guaranteed by

(a)	the EU and the OECD countries’ governments or central banks,

(b)	governments or central banks of countries with special loan agreements with the International Monetary Fund (provided such countries have not renegotiated their external debt in the five preceding years), or

(c)	Spanish governmental public entities. Loans to autonomous communities, the EU and the OECD regional and local governments, banks, savings banks, brokerage firms and multilateral development banks receive at least a 20% weighting. Residential mortgage loans receive at least a 50% weighting.

All other loans are weighted at 100%; however, such weighting may be lower if the loan is guaranteed or secured. Off-balance sheet assets are also included in the calculation of risk-weighted assets.

The computation of core capital is subject to reductions of capital in amounts equivalent to unrealized losses on investment securities that are not charged to income and are accounted for as assets under the caption “Asset Accrual Accounts”. See Note 16 to the Consolidated Financial Statements.

The Basel Committee on Banking Supervision (the “Basel Committee”), which includes the supervisory authorities of twelve major industrial countries, has adopted an international framework (the “Basel Accord”) for capital measurement and capital standards of banking institutions. The framework provides:

•	definitions for “Tier 1” (core) capital and “Tier 2” (supplemental) capital;

•	a system for weighting assets and off balance sheet items according to credit risk; and

•	a requirement that banks engaged in international operations maintain Tier 1 capital of at least 4% of risk-weighted assets and “total” capital, Tier 1 capital plus up to an equal amount of Tier 2 capital, of at least 8% of risk-weighted assets.

Members of the Bank for International Settlements are preparing a new Basel capital accord (also known as Basel II) which, when finalized, will replace the Basel Accord.

As described above, the capital adequacy of Spanish banks is regulated by EU directives applicable to the Spanish banking system as well as to the banking systems of other EU member states. Certain EU member states are parties to the Basel Accord. Spain joined the Basel Accord on February 1, 2001. Each national authority that is a party to the Basel Accord has implemented it in a significantly different fashion. The capital requirements imposed by the Basel Accord are in many respects similar to those imposed by EU directives, Spanish law and the Bank of Spain.

Banks in EU countries are permitted to net the credit exposure arising from certain interest rate and foreign exchange-related derivative contracts (rather than include the entire notional amount of such contracts) in calculating their total risk-adjusted assets for purposes of calculating their capital adequacy ratios, provided that such derivative contracts are subject to regulatory limitations on total credit exposure and the relevant regulatory authorities approve the inclusion in risk-adjusted assets of such credit risks on a net basis.

Spanish banks are permitted to include the net credit exposure arising from interest rate and foreign exchange transactions related to derivative products provided the following conditions are met:

•	all derivative related transactions between the parties form a single agreement;

•	the incumbent bank has submitted to the Bank of Spain two legal opinions with regard to the validity of the netting provisions; and

•	the incumbent bank has implemented the appropriate procedures to revise the treatment of netting if there is an amendment of the regulations in force.

In addition, the Bank of Spain may not accept the accounting treatment of netting if the conditions set forth above are not met or if the Bank of Spain does not concur with the legality or validity of the netting provisions.

Concentration of Risk

The Bank of Spain regulates the concentration of risk. Since January 1, 1999, any exposure to a person or group exceeding 10% of a group’s or bank’s regulatory capital has been deemed a concentration. The total amount of exposure represented by all of such concentrations may not exceed 800% of regulatory capital. Exposure to a single person or group may not exceed 25% (20% in the case of an affiliate) of a bank’s or group’s regulatory capital.

Legal and Other Restricted Reserves

We are subject to the legal and other restricted reserves requirements applicable to Spanish companies. Please see “—Capital Adequacy Requirements”. See Note 24 to the Consolidated Financial Statements.

Allowance for Possible Loan Losses

For a discussion of the Bank of Spain regulations relating to allowances for possible loan losses and country risk, see “—Selected Statistical Information—Assets—Loan Loss Reserve”.

Regulation of the Disclosure of Fees and Interest Rates

Interest rates on most kinds of loans and deposits are not subject to a maximum limit. Banks must publish their preferential rates, rates applied on overdrafts, and fees and commissions charged in connection with banking transactions. Banking clients must be provided with written disclosure adequate to permit customers to ascertain transaction costs. The foregoing regulations are enforced by the Bank of Spain in response to bank client complaints.

Law 44/2002 concerning measures to reform the Spanish financial system contained a new rule concerning the calculation of variable interest applicable to loans and credit secured by mortgages, bails, pledges or any other equivalent guarantee.

Employee Pension Plans

Under the relevant collective labor agreements, BBVA and some of its subsidiaries provide supplemental pension payments to certain active and retired employees and their beneficiaries. These payments supplement social security benefits from the Spanish state. See Note 3.j. to the Consolidated Financial Statements.

Dividends

If a bank meets the Bank of Spain’s minimum capital requirements described above under “—Capital Adequacy Requirements”, it may dedicate all of its net profits to the payment of dividends, although, in practice, banks consult with the Bank of Spain before declaring a dividend. We calculate that at December 31, 2002, we had approximately €4.1 billion of unrestricted reserves in excess of applicable capital and reserve requirements available for the payment of dividends. Compliance with such requirements notwithstanding, the Bank of Spain may advise a bank against the payment of dividends on grounds of prudence. In no event may dividends be paid from non-distributable reserves. Banks which fail to comply with the capital adequacy ratio by more than 20% are required to devote all of their net profits to increasing their capital ratios. Banks which fail to meet the required ratio by 20% or less must obtain prior approval of the Bank of Spain to distribute any dividends and must devote at least 50% of net profits to increasing their capital ratios. In addition, banks, and their directors and executive officers, that do not comply with the liquidity and investment ratios and capital adequacy requirements may be subject to fines or other sanctions. Compliance with the Bank of Spain’s capital requirements is determined on both a consolidated and individual basis. BBVA’s Spanish subsidiaries are in compliance with these capital adequacy requirements on both a consolidated and individual basis. If a bank has no net profits, the board of directors may propose at the general meeting of the stockholders that a dividend be declared out of retained earnings.

The Bank of Spain recommends that interim dividends not exceed an amount equal to one-half of net attributable profit from the beginning of the corresponding fiscal year. No interim dividend may be declared when a bank does not meet the minimum capital requirements and, according to the recommendations of the Bank of Spain, interim dividends may not be declared until the Bank of Spain has sufficient knowledge with respect to the year’s profits. Although banks are not legally required to seek prior approval from the Bank of Spain before declaring interim dividends, the Bank of Spain has asked that banks consult with it on a voluntary basis before declaring interim dividends.

Limitations on Types of Business

Spanish banks are subject to certain limitations on the types of businesses in which they may engage directly, but they are subject to few limitations on the types of businesses in which they may engage indirectly.

Mortgage Legislation

Spanish law limits the prepayment penalties on floating rate mortgage loans and limits the notarial costs and registration fees charged to borrowers in connection with renegotiation of mortgage terms on fixed and floating rate mortgages.

Mutual Fund Regulation

Mutual funds in Spain are regulated by the Dirección General del Tesoro y Política Financiera del Ministerio de Economía (the Ministry of the Economy) and by the Comisión Nacional del Mercado de Valores (“CNMV”). All mutual funds and mutual fund management companies are required to be registered with the CNMV. Spanish mutual funds are subject to investment limits with respect to single sectors or companies and overall portfolio diversification minimums. In addition, periodic reports including a review of the fund’s performance and any material events affecting the fund are required to be distributed to the fund’s investors and filed with the CNMV.

U.S. Regulation

By virtue of our branch in New York, our agency in Miami and our ownership of a commercial bank in Puerto Rico, we are subject to the International Banking Act of 1978, as amended. Our commercial bank in Puerto Rico is insured by the Federal Deposit Insurance Corporation, which is its primary regulator. The International Banking Act imposes certain restrictions on the activities in which BBVA and its subsidiaries may engage in the United States and subjects us to supervision and regulation by the Board of Governors of the Federal Reserve System. In addition, certain of our banking activities in the United States are subject to supervision by state banking authorities. We have two securities subsidiaries which operate in New York and Puerto Rico, which are regulated by the Commission and the National Association of Securities Dealers.

Monetary Policy

General

On May 2, 1998, the EU established the bilateral conversion rates among the member countries that make up the EMU, and on December 31, 1998 the EU established the irrevocable conversion rates between the euro and each of the member countries of the EMU. The exchange rate in Spain was fixed at 166.386 pesetas per euro.

Monetary policy within the 12 members of the euro zone is set by the ECB. The ECB has itself set the objective of containing inflation and will adjust interest rates in line with this policy. It has further declared that it will not set an exchange rate target for new currency.

As of January 1, 1999, the euro became the national currency of the Spanish monetary system, replacing the peseta. However, the peseta was used as a unit of account in any judicial/legal instrument as a fraction of the euro and according to the exchange rate during the transitory period (from January 1, 1999 through December 31, 2001).

On January 1, 1999, the monetary system adopted the euro exclusively as a unit of account. From this date through February 28, 2002, the Bank of Spain, commercial banks, savings banks and credit co-operatives exchanged pesetas into euros free of charge but did not exchange euros into pesetas. Beginning July 1, 2002, only the Bank of Spain was able to perform this exchange, as determined by the Ministry of the Economy.

As of January 1, 2002, all legal instruments that were not denominated in euros during the transitory period were understood to be expressed in the euro unit of account, subject to the established conversion and rounding procedure.

New monetary policy in the EMU

The integration of Spain into the EMU January 1, 1999 implied the yielding of monetary policy sovereignty to the ESCB. The ESCB is composed of the ECB and the national central banks of the 12 member countries that form the EMU.

The ESCB determines and executes the single monetary policy of the 12 member countries of the EMU. The ESCB collaborates with the central banks of member countries to take advantage of the experience of the central banks in each of its national markets. The basic tasks to be carried out by the ESCB include:

•	defining and implementing the single monetary policy of the EU;

•	conducting foreign exchange operations in accordance with the set exchange policy;

•	holding and managing the official foreign reserves of the member states; and

•	promoting the smooth operation of the payment systems.

In addition, the EU Treaty establishes a series of rules designed to safeguard the independence of the system, in its institutional as well as in its administrative functions.

New Law Reforming the Spanish Financial System

On November 22, 2002, the Spanish government approved the Ley de Medidas de Reforma del Sistema Financiero (“Law 44/2002”), which amended, among others, the Spanish Securities Markets Act of 1988 (the “Securities Markets Act”), the Credit Entities Discipline and Intervention Law and Private Insurance law. Law 44/2002 affects the following matters: market transparency (concept of privileged information); accounting practices of companies (in particular, independence and reliability of external audits and creation of audit committees for every listed company); systems and risk coverage (promotion of the integration of various existing entry settlement systems into one); securitization (assignment of credit rights against public administration within a period before the bankruptcy of the companies, mortgage transfer certificates, territorial bonds, etc.); electronic money (definition and issuance); pre-emptive rights; collective investment schemes (merger of collective investments schemes and guarantees and security interest); venture capital (investments in its group companies, etc.); ring-fencing transactions (extending protection against bankruptcy to some special financial master transactions and OTC transactions); savings banks (legal regime of cuotas participativas, or participating shares) and other rules concerning the disciplinary regime for listed companies.

C. Organizational Structure

Below is a simplified organizational chart of BBVA’s significant subsidiaries as of April 30, 2003. An additional 458 companies are domiciled in the following countries: Germany, Belgium, Costa Rica, Cuba, Chile, Ecuador, Bolivia, El Salvador, Spain, France, Netherlands, Ireland, Italy, Luxembourg, Morocco, Mexico, United Kingdom, Switzerland, United States, Canada, Panama, Paraguay, the Dominican Republic and Uruguay.

Subsidiary	Country	Activity	BBVA Voting Power	BBVA Ownership	Total Assets
			(percent)		(in millions of euros)
Administradora de Fondos Para el Retiro-Bancomer, S.A. de C.V.	Mexico	Financial services	100	63.32	272
Administradora de Fondos de Pensiones Provida	Chile	Financial services	64.32	64.32	308
Banc Internacional D’Andorra, S.A.	Andorra	Bank	51.00	51.00	2,813
Banco Bilbao Vizcaya Argentaria (Portugal), S.A.	Portugal	Bank	100	100	3,109
Banco Bilbao Vizcaya Argentaria Brasil, S.A.(1)	Brazil	Bank	100	100	3,873
Banco Bilbao Vizcaya Argentaria Puerto Rico, S.A.	Puerto Rico	Bank	100	100	4,924
Banco Continental, S.A.	Peru	Bank	91.63	45.77	3,449
Banco de Crédito Local, S.A.	Spain	Bank	100	100	11,807
Banco Provincial S.A.—Banco Universal	Venezuela	Bank	55.56	55.56	2,750
BBVA Banco BHIF, S.A.	Chile	Bank	65.87	62.09	4,063
BBVA Banco Francés, S.A.	Argentina	Bank	79.62	79.61	4,693
BBVA Banco Ganadero, S.A.	Colombia	Bank	95.37	95.36	1,896
Grupo Financiero BBVA Bancomer, S.A. de C.V.	Mexico	Bank	100	54.66	53,960
BBVA Bolsa S.V., S.A.	Spain	Securities company	100	100	210
BBVA Privanza Banco, S.A.(3)	Spain	Bank	100	100	1,719
BBVA Privanza Bank (Switzerland) Ltd.	Switzerland	Bank	100	100	638
BBVA Privanza Bank (Jersey) Ltd.	Channel Islands	Bank	100	100	1,094
BBVA Seguros, S.A.	Spain	Insurance	99.93	99.97	54
Consolidar A.F.J.P., S.A.	Argentina	Financial services	100	82.01	93
Finanzia, Banco de Credito, S.A.(2)	Spain	Bank	100	100	2,038
Uno-e Bank, S.A.(2)	Spain	Bank	51.00	51.00	1,394

(1)	We sold 100% of our interest in Banco Bilbao Vizcaya Argentaria Brasil, S.A., on June 9, 2003. See “—History and Development of the Company—Capital Divestitures—2003”.
(2)	On April 23, 2003, Finanzia and Uno-e Bank shareholders approved a merger.
(3)	In May, 2003 BBVA Privanza Banco, S.A. was dissolved and its assets and liabilities were assumed by BBVA, S.A.

D. Property, Plants and Equipment

We had a substantial network of premises in Spain and abroad, including 3,414 branch offices in Spain and, principally through our various affiliates, 4,090 branch offices abroad at December 31, 2002. Approximately 47% and 60% of these premises are rented respectively in Spain and abroad from third parties pursuant to short-term leases that may be renewed by mutual agreement. The remaining premises, including the major branches and head office, are owned by us.

E. Selected Statistical Information

The following is a presentation of selected statistical information for the periods ended December 31, 2002, 2001 and 2000.

Average Balances and Rates

The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each year. We do not believe that the monthly averages present trends materially different from those that would be presented by daily averages. Interest income figures, when used, include interest income on non-accruing loans to the extent that cash payments have been received. Loan fees are included in the computation of interest revenue.

	Average Balance Sheet—Assets and Income from Earning Assets
	2002			2001			2000
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Assets
Credit entities	27,220	1,429	5.3%	38,869	2,266	5.83%	38,573	2,699	7.00%
In euros	9,511	256	2.7%	18,947	634	3.34%	19,162	821	4.28%
In other currencies	17,709	1,173	6.6%	19,922	1,632	8.19%	19,411	1,878	9.67%
Lending	148,074	10,956	7.4%	145,288	11,945	8.22%	132,710	10,493	7.91%
In euros	102,907	5,489	5.3%	93,973	5,752	6.12%	90,217	5,131	5.69%
In other currencies	45,167	5,467	12.1%	51,315	6,193	12.07%	42,493	5,362	12.62%
Securities portfolio	85,951	5,179	6.0%	93,467	7,778	8.32%	73,705	6,433	8.73%
Fixed income securities	75,561	4,821	6.4%	81,820	7,283	8.91%	62,393	6,049	9.71%
In euros	40,447	1,706	4.2%	38,240	1,984	5.2%	28,331	1,490	5.30%
In other currencies	35,114	3,115	8.9%	43,580	5,299	12.16%	34,062	4,559	13.38%
Equity securities	10,390	358	3.4%	11,647	495	4.25%	11,312	384	3.40%
Holdings of companies carried by the equity method	7,100	244	3.4%	8,549	379	4.44%	7,880	268	3.41%
Other holdings	3,290	114	3.5%	3,098	116	3.75%	3,432	116	3.37%
Other financial income	—	27	—	—	114	—	—	84	—
Non-earning assets	27,468	—	—	25,038	—	—	24,170	—	—

Total average assets	288,713	17,591	6.1%	302,662	22,103	7.31%	269,158	19,709	7.32%

Total euro assets/ total assets	66.06%	44.39%	—	62.06%	40.11%	—	64.35%	39.71%	—

Liabilities
Credit entities	59,940	2,720	4.5%	68,320	3,775	5.53%	69,130	4,440	6.42%
In euros	32,824	1,146	3.5%	35,448	1,659	4.68%	33,816	1,389	4.11%
In other currencies	27,116	1,574	5.8%	32,872	2,116	6.44%	35,314	3,051	8.64%
Customer funds	185,470	6,860	3.7%	190,505	9,201	4.83%	162,681	8,056	4.95%
Customer deposits	151,850	5,457	3.6%	158,083	7,581	4.80%	128,443	5,791	4.51%
In euros	82,115	1,802	2.2%	76,729	2,001	2.61%	73,103	1,785	2.44%
In other currencies	69,735	3,655	5.2%	81,354	5,580	6.86%	55,340	4,006	7.24%
Debt securities and other marketable securities	33,620	1,404	4.2%	32,422	1,620	5.00%	34,238	2,265	6.62%
In euros	24,341	936	3.8%	21,410	838	3.91%	16,780	782	4.66%
In other currencies	9,279	468	5.0%	11,012	782	7.10%	17,458	1,483	8.50%
Other financial costs	—	203	—	—	303	—	—	218	—
Non-interest-bearing liabilities	43,303	—	—	43,837	—	—	37,347	—	—
Shareholders’ funds	12,531	—	—	13,201	—	—	10,564	—	—
Other funds without cost	30,772	—	—	30,636	—	—	26,783	—	—

	Average Balance Sheet—Assets and Income from Earning Assets
	2002			2001			2000
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Total average liabilities	288,713	9,784	3.4%	302,662	13,279	4.39%	269,158	12,714	4.72%

Total euro liabilities/total liabilities	63.24%	41.77%	—	58.62%	36.15%	—	59.83%	32.83%	—

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates changes in our net interest income between changes in volume and changes in rate for 2002 compared to 2001, and 2001 compared to 2000. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period during which they are due. Loan fees were included in the computation of interest income.

	2002/2001			2001/2000
	Increase (Decrease) Due to changes in			Increase (Decrease) Due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of euros)
Interest income
Credit entities	(497)	(339)	(836)	41	(474)	(433)
In euros	(316)	(62)	(378)	(9)	(178)	(187)
In other currencies	(181)	(277)	(458)	50	(296)	(246)
Lending	(193)	(796)	(989)	1,327	126	1,453
In euros	549	(813)	(264)	214	408	621
In other currencies	(742)	17	(725)	1,113	(282)	831
Securities portfolio	(972)	(1,629)	(2,601)	1,807	(460)	1,347
Fixed income securities	(915)	(1,548)	(2,463)	1,795	(560)	1,235
In euros	115	(393)	(278)	521	(26)	495
In other currencies	(1,030)	(1,155)	(2,185)	1,274	(534)	740
Equity securities	(57)	(81)	(138)	12	100	112
Holdings of companies carried by the equity method	(64)	(71)	(135)	23	88	111
Other holdings	7	(10)	(3)	(11)	12	1
Other assets	11	(98)	(87)	3	27	30

Total assets	(1,651)	(2,862)	(4,513)	3,178	(781)	2,397

Interest expense
Credit entities	(494)	(561)	(1,055)	(144)	(521)	(665)
In euros	(123)	(390)	(513)	67	203	270
In other currencies	(371)	(171)	(542)	(211)	(724)	(935)
Customer funds	(608)	(1,731)	(2,339)	1,658	(514)	1,144
Customer deposits	(600)	(1,524)	(2,124)	1,990	(200)	1,790
In euros	197	(396)	(199)	107	109	216
In other currencies	(797)	(1,128)	(1,925)	1,883	(309)	1,574
Debt securities and other marketable securities	(8)	(207)	(215)	(332)	(314)	(646)
In euros	115	(16)	99	216	(160)	56

	2002/2001			2001/2000
	Increase (Decrease) Due to changes in			Increase (Decrease) Due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of euros)
In other currencies	(123)	(191)	(314)	(548)	(154)	(702)
Other liabilities	(4)	(96)	(100)	38	48	85

Total liabilities	(1,106)	(2,388)	(3,494)	1,552	(987)	565

Net interest income	545	474	1,019	1,626	206	1,832

Earning Assets—Yield Spread

The following table analyzes the levels our average earning assets and illustrates the comparative gross and net yields obtained for each of the years indicated.

	For the Year ended December 31,
	2002	2001	2000
	(in millions of euros, except percentages)
Average earning assets	261,244	277,625	244,988
Gross yield(1)	6.73%	7.96%	8.04%
Net yield(2)	2.99%	3.18%	2.85%
Net interest margin(3)	2.70%	2.92%	2.60%

(1)	Gross yield represents the total of interest income and income from affiliates and trading securities divided by average earning assets.
(2)	Net yield represents the total of net interest income and income from affiliates and trading securities divided by average earning assets.
(3)	Net interest margin represents the total of net interest income and income from affiliates and trading securities as percentage of average total assets.

ASSETS

Interest-Bearing Deposits in Other Banks

As of December 31, 2002, 7.20% of our assets were represented by interbank deposits. Interbank deposits at December 31, 2002 were 87.6% outside of Spain and 12.4% within Spain. We believe that our deposits are generally placed in highly rated banks. These deposits, in our view, generally carry lower risk than would certain loans and leases in Spain; however, such deposits remain subject to the risk that a bank might fail or that the banking system of a particular country may experience difficulties.

Securities Portfolio

At December 31, 2002, our securities (not including investments in affiliates but including equity investments in the industrial portfolio) were carried on our consolidated balance sheet at a book value of €71.9 billion, representing 25.7% of our assets. €19.8 billion or 27.5% of our securities consisted of Spanish Treasury bonds and Treasury bills. The average yield during 2002 on Treasury bonds and bills that BBVA held was 2.82%, compared to an average yield of approximately 7.4% earned on loans and leases during 2002. Except for Spanish government securities, we do not hold the securities of any single issuer the book value of which exceeds 10% of stockholders’ equity. The market or appraised value of the total portfolio at December 31, 2002 was €72.5 billion. See Notes 6, 9 and 10 to the Consolidated Financial Statements. For a discussion of our investments in affiliates, see Notes 11 and 12 to the Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 3.d. and 3.e. to the Consolidated Financial Statements.

The following table analyzes the book value and market value of our ownership of government debt securities, fixed income securities and equity securities. Investments in affiliated companies consolidated under the equity method are not included in the table below.

	At December 31,
	2002		2001		2000
	Book Value	Market or Appraised*	Book Value	Market or Appraised*	Book Value	Market or Appraised*
	(in millions of euros)
Government debt securities
Trading securities:
Spanish government securities	7,473	7,473	2,402	2,402	3,374	3,374
Securities of, or guaranteed by, the Spanish government	—	—	—	—	—	—
Investment securities:
Bank of Spain certificates of deposit	—	—	—	—	—	—
Spanish Treasury bills	1,145	1,146	6,502	6,526	3,526	3,536
Other fixed interest securities:
Securities of, or guaranteed by, the Spanish government	9,269	9,566	8,989	9,168	5,540	5,637
Held to maturity securities	1,881	1,983	2,272	2,382	2,295	2,439

Total government securities	19,768	20,168	20,165	20,478	14,735	14,986

Fixed income portfolio
Trading securities:
Other fixed income securities	19,697	19,697	19,249	19,249	5,108	5,108
Investment securities:
Other fixed income securities listed in Spain	3,176	3,200	3,450	3,479	3,787	3,794
U.S. Treasury securities	26	26	1,507	1,515	7,685	7,681
Securities of other U.S. government agencies and corporations	—	—	6	6	2,479	2,479
Securities of other foreign governments	19,971	19,985	30,431	30,385	29,182	29,145
Other fixed interest securities listed outside of Spain	5,163	5,210	4,949	4,929	7,595	7,613
Other fixed interest securities not listed	578	551	1,462	1,460	1,434	1,418
Held to maturity securities	522	562	597	648	619	681

Total fixed income	49,133	49,231	61,651	61,671	57,888	57,919

Equity securities
Trading securities:
Equity securities	932	932	1,032	1,032	883	883
Investment securities:
Equity listed	1,364	1,558	1,328	1,406	766	805
Equity unlisted	711	643	1,314	1,375	1,390	1,470

Total equity securities	3,007	3,133	3,674	3,813	3,039	3,158

Total securities portfolio	71,908	72,532	85,490	85,962	75,662	76,063

*	Market values are determined on the basis of their respective quoted values at the end of the year for listed securities. Appraised values are used for unlisted securities based on our estimate or on unaudited financial statements, where available.

The following table analyzes the maturities of our investment and fixed interest securities by type and geographical area at December 31, 2002.

	Maturing Within One Year		Maturing Between One and Five Years		Maturing Between Five and Ten Years		Maturing After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions of euros)
Government debt securities
Domestic:
Investment securities:
Spanish Treasury bills	1,137	2.82%	8	2.82%	—	—	—	—	1,145
Other Spanish government securities	2,833	4.37%	4,919	4.83%	1,063	7.11%	454	6.00%	9,269
Held-to-maturity portfolio	1,265	10.74%	—	—	—	—	616	6.00%	1,881

Total government debt	5,235	5.58%	4,927	4.82%	1,063	7.11%	1,070	6.00%	12,295

Fixed income portfolio
International:
United States:
U.S. Treasury securities	25	3.16%	—	—	—	—	1	3.16%	26
States and political subdivisions	—	—	—	—	—	—	—	—	—
Other securities	616	4.06%	521	3.03%	24	2.73%	1,298	3.48%	2,459

Total United States	641	4.02%	521	3.03%	24	2.73%	1,299	3.48%	2,485

Other:
Governments	1,900	7.12%	9,302	7.65%	3,592	5.33%	5,185	8.20%	19,979
Other securities	1,537	8.35%	880	8.56%	420	5.13%	438	4.39%	3,275

Total other	3,437	7.67%	10,182	7.73%	4,012	5.31%	4,623	7.91%	23,254

Domestic:
Other securities	147	5.83%	257	6.06%	640	5.33%	2,131	3.18%	3,175

Total(1)	4,225	7.05%	10,960	7.46%	4,676	5.30%	9,053	6.16%	28,914

(1)	Excluding held-to-maturity securities

Loan Portfolio

At December 31, 2002, our total loans and leases equaled €146.4 billion, or 52.4% of total assets. During 2002, loans in Spain increased by 3.17% compared to 2001. International loans decreased by 30.8% compared to 2001 as a result of depreciation of Latin American currencies against the euro. In local currency terms, by contrast, there was growth of 19.4% in Chile, 11.2% in Brazil, 10.8% in Peru, 5.1% in Venezuela and 4.3% in Mexico, the latter showing an acceleration in lending throughout the year with notable growth in consumer and credit card lending. Net of loan loss reserve, loans and leases equaled €141.3 billion. For a discussion of certain mandatory ratios, see “—Supervision and Regulation—Liquidity Ratio” and “—Investment Ratio”.

Loans by Geographic Area

The following table analyzes, by domicile of the customer, our net loans and leases to customers for each of the years indicated.

	At December 31,
	2002	2001	2000
	(in millions of euros)
Domestic	101,013	97,910	91,403
International:
Western Europe	7,261	8,241	7,172
Central and South America	28,321	36,202	32,595
United States	757	4,157	3,504
Other	3,963	3,710	2,793

Total international	40,302	52,310	46,064

Total net lending	141,315	150,220	137,467

Loans by Type of Customer

The following table analyzes by domicile and type of customer our net loans and leases for each year indicated. The analyses by type of customer are based principally on the requirements of the regulatory authorities in each country.

	At December 31,
	2002	2001	2000	1999(1)	1998(1)
	(in millions of euros)
Domestic:
Government	12,562	12,196	11,154	3,156	2,874
Agriculture	698	533	796	609	533
Industrial	11,970	11,378	11,661	7,858	7,907
Real estate and construction	13,652	12,767	13,304	6,948	5,262
Commercial and financial	9,336	8,677	13,784	8,345	8,835
Loans to individuals	38,515	36,105	33,383	13,469	11,064
Lease financing	3,217	2,685	2,156	1,583	1,451
Other	12,923	10,900	3,153	1,587	1,338

Total domestic	102,873	95,241	89,391	43,555	39,264
International	43,540	60,907	53,380	27,049	23,492

Total loans and leases	146,413	156,148	142,771	70,604	62,756
Loan loss reserve	(5,098)	(5,928)	(5,304)	(2,110)	(2,024)

Total net lending	141,315	150,220	137,467	68,494	60,732

(1)	Information for BBV.

The following table sets forth a breakdown, by currency, of our net loan portfolio for each of the past five years.

	At December 31,
	2002	2001	2000	1999(1)	1998(1)
	(in millions of euros)
In pesetas	—	—	—	—	38,334
In euros	106,590	98,982	91,469	44,461	—
In other currencies	34,725	51,238	45,998	24,033	22,398

Total	141,315	150,220	137,467	68,494	60,732

(1)	Information for BBV.

At December 31, 2002, loans by BBVA’s banks to affiliates consolidated by the equity method, i.e., those companies 3% (in the case of listed companies) and 20% (in the case of non-listed) or more owned by BBVA amounted to €3.7 billion. Loans outstanding to the Spanish government and its agencies amounted to €12.6 billion, or 8.6% of total loans and leases, at December 31, 2002, compared to €12.2 billion, or 7.8% of total loans and leases at December 31, 2001. None of our loans to companies controlled by the Spanish government are guaranteed by the Kingdom of Spain and, accordingly, we exercise normal credit judgment in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is the principal means to reduce the risk of loan losses. Moreover, we monitor carefully our loans to borrowers in sectors or countries experiencing liquidity difficulties. Our outstanding exposure to our five largest borrowers at December 31, 2002, excluding government-related loans, totaled €16.5 billion, or approximately 11.2% of total outstanding loans and leases.

Maturity and Interest Sensitivity

The following table sets forth an analysis by maturity of our total loans and leases by domicile of customer at December 31, 2002. The determination of maturities is based on contract terms.

	Maturity
	Less Than One Year	One to Five Years	Over Five Years	Total
	(in millions of euros)
Domestic:
Commercial, financial, agricultural and industrial	14,565	4,061	3,378	22,004
Real estate and construction	6,873	6,824	12,517	26,214
Other	18,667	13,701	22,288	54,656

Total domestic	40,105	24,586	38,183	102,874
International	21,765	12,778	8,996	43,539

Total loans and leases	61,870	37,364	47,179	146,413

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more at December 31, 2002.

	Interest Sensitivity in Outstanding Loans and Leases Maturing in More Than One Year
	Domestic	International	Total
	(in millions of euros)
Fixed rate	18,350	2,296	20,646
Variable rate	36,344	14,152	50,496

Total	54,694	16,448	71,142

Loan Loss Reserve

Our loan loss reserve is provided to cover losses in connection with substandard loans (including risks and other losses relating to certain performing loans and operations). The loan loss reserve is based on our estimates in accordance with Bank of Spain requirements. Actual losses may vary from current estimates, which are reviewed on a periodic basis. As changes become necessary, we adjust the level of the loan loss reserve, and appropriate provisions are taken in the period in which the necessity to make such adjustment becomes known. We do not expect to use all specific reserves to cover losses on credits with respect to which such reserves have been established. For both Spanish and foreign borrowers, we estimate the loan loss reserve based on an individual analysis of the quality of the exposure to the principal borrowers and debtors and on a statistical basis for the remaining lending risks. Country risk, as described under “—Foreign Country Outstandings”, is based on the degree of debt servicing difficulty of each country that we estimate based on Bank of Spain guidelines. In accordance with current Bank of Spain regulations, the reserve for doubtful guarantees, acceptances and documentary credits is recorded under “—Other Liabilities—Other accounts”. See Notes 3.c. and 8 to the Consolidated Financial Statements.

Bank of Spain regulations applicable to Spanish banks require that loans on which any payment of principal or interest is 90 days past due must be classified as substandard to the extent described herein (“non-performing substandard loans”) and, so long as they are reflected on the balance sheet, must, except as described in the next paragraph regarding non-performing substandard loans which are fully-secured mortgage loans, be reserved as set forth in the following table. Until the amount of principal and interest past due on a non-performing substandard loan is more than 25% of the outstanding balance of the loan or a payment of principal or interest on such loan is at least six months overdue for consumer loans or 12 months for other loans, the reserve set forth in both of the tables below is a percentage of past due payments of principal and interest to the extent accrued at the time that the loan becomes substandard and with respect to such loans, only such payments and not the entire loan (as in the case of a U.S. bank holding company) are treated as substandard in accordance with Bank of Spain regulations. When the amount of principal and interest past due on a non-performing substandard loan is greater than 25% of the outstanding balance of the loan, or when any payment on such loan is 6 or 12 months overdue (depending on the type of loan), the reserve set forth in both of the tables below is a percentage of the entire amount of the outstanding balance of the loan, and, in accordance with Bank of Spain regulations, the entire principal amount of the loan becomes substandard and is so treated for the purposes of disclosure in this Annual Report.

Period overdue	Reserve
3-6 months	10%
6-12 months	25%
12-18 months	50%
18-21 months	75%
More than 21 months	100%

Non-performing substandard loans (including leasing agreements) that are considered fully-secured mortgage loans, however, are reserved according to the table set forth below. To be classified as a “fully-secured mortgage loan”, a loan must meet three criteria. First, it must be secured by a mortgage on residential, commercial or mixed-use properties or certain rural properties; second, the mortgage must have been placed on the property at the time the loan was originated; and third, total risk exposure must not be greater than 80% of the appraised value of the property (using the original appraised values, if the entity cannot provide more current values).

Compliance with these conditions is determined as of the time the loan first becomes a non-performing substandard loan.

Period overdue	Reserve
3-4 years	25%
4-5 years	50%
5-6 years	75%
More than 6 years	100%

The foregoing requirements apply to reserves with respect to a single loan to a borrower. In some cases, reserves may be required for all loans to a borrower. If the amount of principal and interest past due on non-performing substandard loans to a borrower, whether fully-secured mortgage loans or otherwise, exceeds 25% of the outstanding balance of all of a Spanish bank’s loans to such borrower, then all of the bank’s loans to such borrower, even if otherwise performing, must be declared substandard, and, except in the case of any loan on which no payment of principal or interest is overdue, reserved as set forth in the preceding two tables. Once a non-performing loan has been declared substandard, application of Bank of Spain requirements generally results in a higher reserve with respect to such loan than would be required by our estimates, which are made independently of such requirements.

If a bank, for reasons relating to the financial condition of the borrower, has a reasonable doubt that a loan will be collected (or if a loan is described in the third sentence of this paragraph), such loan (an “other substandard loan”) must be classified as substandard, even if payments are past due for less than 90 days or the loan is otherwise performing. Other substandard loans are subject to an allowance equal to the percentage of the loan as to which, in our estimate, there is a reasonable doubt as to collectibility, which amount must be at least 10% of the outstanding balance of the loan. If the loan is to a borrower who is experiencing negative net worth, continuing losses, suspension of payments or a general delay in payments, the minimum reserve is 25% of the outstanding balance of the loan.

None of the foregoing Bank of Spain requirements as to reserves applies to any loan, even if classified as substandard, to the extent that such loan is:

•	collateralized by cash;

•	guaranteed by companies directly or indirectly majority-owned by the Spanish government whose principal activity is to provide guarantees;

•	to or guaranteed by a European Union country (other than the Spanish government);

•	to or guaranteed by the Spanish government (including any subdivision thereof, such as autonomous communities, provinces and municipalities) or any instrumentality thereof;

•	guaranteed by a pledge on a money market investment mutual fund, provided that the total risk exposure is equal to or lower than 90% of the redemption value of the money market investment mutual fund; or

•	guaranteed by a pledge on fixed-income securities issued by the Spanish government or any subdivision thereof, or issued by specified credit entities, provided that the total risk exposure is equal to or lower than 90% of the market value of the securities received as guarantee.

In accordance with Bank of Spain regulations, an additional general purpose reserve, representing 1% of the sum of loans, discounts, fixed-income securities (except trading securities), contingent liabilities and certain doubtful assets (other than substandard loans exempted from provisioning as described in the foregoing paragraph), is set aside to cover risks which are not specifically identified but which may arise in the future. This general purpose reserve is limited to 0.5% for fully-secured mortgage loans.

A regulatory change by the Bank of Spain that entered into effect on July 1, 2000 requires the establishment of a supplementary general allowance for credit losses based on a bank’s internal models of risk coefficients determined by the Bank of Spain that range from 0% to 1.5%. Provisions to this supplemental allowance will be made quarterly and the allowance may not exceed three times risk weighted assets. The amount of such provision relating to us in 2002 was €232 million (€251 million in 2001, €110 million in 2000).

Spanish banks, consistent with Bank of Spain guidelines, generally charge off immediately only those loans which they believe will not be repaid at any time or which are outstanding to countries that are considered “bankrupt” under Bank of Spain guidelines. Under those guidelines, provisions in respect of substandard loans must be fully taken within 18 months after such classification, or six years in the case of fully-secured mortgage loans. Substandard loans may be held on the Bank’s balance sheets up to a maximum of three years, or six years in the case of fully-secured mortgage loans, after such classification.

The following tables analyze, by domicile of customer, our loan loss reserve and movements of loan charge-offs and recoveries for the periods indicated.

	At December 31,
	2002	2001	2000	1999(1)	1998(1)
	(in millions of euros, except percentages)
Loan loss reserve at beginning of period:
Domestic	1,375	1,222	698	731	774
International	4,945	6,933	1,578	1,438	1,021
Merger with Argentaria:
Domestic	—	—	356	—	—
International	—	—	419	—	—

Total	6,320	8,155	3,051	2,169	1,795

Loans charged off:
Domestic	(337)	(409)	(337)	(192)	(218)
International	(1,205)	(1,670)	(1,359)	(740)	(367)

Total	(1,542)	(2,079)	(1,696)	(932)	(585)

Recoveries of loans previously charged off:
Domestic	112	124	130	72	74
International	96	164	143	105	43

Total	208	288	273	177	117

Net loans charged off	(1,334)	(1,791)	(1,423)	(755)	(468)

Provision for possible loan losses:
Domestic	504	464	350	100	98
International	1,238	1,455	623	595	796
Total	1,742	1,919	973	695	894
Acquisition and disposition of subsidiaries	(2)	12	5,396 *	8	132
Effect of foreign currency translation	(1,441)	715	102	165	(174)
Other	61	(2,690)**	56	(5)	(8)

Total	360	(44)	6,527	863	844

Loan loss reserve at end of period:
Domestic	1,599	1,375	1,222	699	731
International	3,747	4,945	6,933	1,578	1,438

Total	5,346	6,320	8,155	2,277	2,169

Reserve as a percentage of total loans and leases at end of period	3.65%	4.05%	5.71%	3.22%	3.46%
Net loan charge-offs as a percentage of total loans and leases at end of period	0.91%	1.15%	1.00%	1.07%	0.75%

(*)	Due to the consolidation of Bancomer.
(**)	Due to accounting adjustments by Bancomer relating to its FOBAPROA promissory notes. See Note 9 to the Consolidated Financial Statements.
(1)	Information for BBV.

Our loan loss reserves as a percentage of total loans and leases declined from 4.05% at December 31, 2001, to 3.65% at December 31, 2002, mainly due to the significant negative effect of foreign currency translation which resulted in a decrease in loan loss reserves of €1,441 million at December 31, 2002. This decrease was primarily caused by the devaluation of currencies in Argentina, Mexico and Brazil, which resulted in the loan loss reserves of our banks in these countries to decline significantly when converted to euros in our Consolidated Financial Statements.

We do not maintain records allocating the amount of charge-offs and the amount of recoveries by loan category. See “—Substandard Loans” for information as to the breakdown at December 31, 2002 by loan category of substandard loans. Also, at the time that a loan is charged off in accordance with Bank of Spain guidelines, it will normally be substantially fully reserved and, accordingly, such charge-off would have a very limited effect on net attributable profit or shareholders’ equity. Accordingly, we believe that information relating to domestic reserves and charge-offs by loan category is of less relevance than would be the case for a U.S. bank.

Substandard Loans

We classify loans as substandard according to the regulations of our primary bank regulator, the Bank of Spain (see “—Assets—Loan Loss Reserve”), and not in the manner defined by the Commission. However, we have estimated, as described below, the amount of loans, without giving effect to available security, which would be reported had Commission classifications been used.

	At December 31,
	2002	2001	2000	1999(1)	1998(1)
	(in millions of euros, except percentages)
Substandard loans:
Non-performing loans	3,474	2,737	2,854	1,359	1,581
Public sector	508	41	61	6	6
Other resident sectors	771	786	805	427	533
Non-resident sector
Country risk	196	27	6	1	1
Other	1,999	1,883	1,982	925	1,041
Other non-performing loans	57	6	8	6	6
Resident sector	—	—	—	4	4
Non-resident sector	57	6	8	2	2

Total substandard loans	3,531	2,743	2,862	1,365	1,587

Credit loan loss reserve	5,098	5,928	5,304	2,110	2,024
Other loan loss reserve—Fixed income portfolio	125	253	2,705 *	37	20
Credit entities	123	139	146	130	125

Total loan loss reserve	5,346	6,320	8,155	2,277	2,169

Substandard loans net of reserves	(1,815)	(3,577)	(5,293)	(912)	(582)
Substandard loans as a percentage of total loans and leases	2.41%	1.76%	2.00%	1.93%	2.53%
Substandard loans (net of reserves) as a percentage of total loans and leases	(1.24)%	(2.29)%	(3.71)%	(1.29)%	(0.93)%
Loan loss reserve as a percentage of substandard loans	151.42%	230.40%	284.94%	166.81%	136.67%

(*)	Due to the consolidation of Bancomer.
(1)	Information for BBV.

Our total substandard loans increased from €2,743 million at December 31, 2001, to €3,531 million at December 31, 2002, mainly due to increases in public sector and country risk non-performing loans. These increases primarily resulted from a decline in the Bank of Spain’s country risk classification of Argentina, which under Spanish GAAP required us to record a higher percentage of Argentine loans as non-performing regardless of the actual payment history of such loans. As a result of the decrease in loan loss reserves described above under “—Loan Loss Reserve” and the increase in total substandard loans described above, our substandard loans as a percentage of total loans increased from 1.76% to 2.41% and our loan loss reserves as a percentage of substandard loans declined from 230.40% to 151.42% at December 31, 2001 and December 31, 2002, respectively.

Consistent with Bank of Spain regulations, all loans that are 90 days past due, even if well-collateralized and in the process of being collected, are automatically put on non-accrual if they are classified as substandard as described in “—Loan Loss Reserve” above. Interest on such loans is not credited to income until collected. At December 31, 2002, all sovereign and cross-border risk loans included in the foregoing table were non-accruing.

We do not believe that there is a material amount of loans not included in the foregoing table where known information about possible credit problems of the borrowers gives rise to serious doubts as to the ability of the borrowers to comply with the present loan repayment terms.

With respect to our Latin American operations, substandard loans as a percentage of total loans are higher than in the domestic Spanish operations. We are actively monitoring the higher risk profile of our Latin American banks.

The following table analyzes, by domicile and type of customer, our substandard loans held and the allocation of loan loss reserves with respect to each loan category at December 31, 2002.

	Substandard Loans	Loan Loss Reserve
	(in thousands of euros)
Domestic:
Government	56,233	—
Agricultural	7,991	3,781
Industrial	123,517	68,550
Real estate and construction	115,507	61,312
Commercial and financial	115,214	67,648
Loans to individuals	369,685	182,057
Other	39,489	28,034

Total domestic	827,636	411,382
International:
Country risk	690,980	445,908
Other	2,012,329	2,724,195

Total international	2,703,309	3,170,103

General reserve	—	1,764,398

Total substandard loans	3,530,945	5,345,883

The amount of interest owing on our substandard loans reflected on our balance sheet at December 31, 2000, 2001 and 2002, but which had not been recorded as income, was €3,447.3 million, €1,625.8 million and €869.0 million, respectively.

The approximate amount of interest collected (and included in income) on substandard loans was €193.4 million, €325.7 million and €127.0 million for the years ended December 31, 2000, 2001 and 2002 respectively.

Foreign Country Outstandings

The following table sets forth, as of the end of the years indicated, the aggregate amount of our cross border outstanding (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceed 0.75% of our total assets. Cross-border outstandings do not include local currency loans made by subsidiary banks in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans by our Latin American subsidiaries.

	At December 31,
	2002		2001		2000
	Amount	% of Total Assets	Amount	% of Total Assets	Amount	% of Total Assets
	(in millions of euros, except percentages)
O.E.C.D.
United Kingdom	1,185	0.41%	1,756	0.57%	4,464	1.51%
Mexico	5,389	1.93%	7,370	2.38%	5,805	1.96%
Other O.E.C.D.(1)	5,115	1.83%	4,590	1.49%	8,453	2.85%

Total O.E.C.D.	11,689	4.18%	13,716	4.44%	18,722	6.32%

Central and South America	4,473	1.60%	6,671	2.16%	6,349	2.14%
Other(2)	1,312	0.47%	1,401	0.45%	1,568	0.53%

Total	17,474	6.25%	21,788	7.05%	26,639	8.99%

(1)	Being the difference between the total, and the sum of the United Kingdom and Mexico.
(2)	Being the difference between the total, and the sum of total O.E.C.D. and Central and South America.

The following table sets forth the amounts of our cross-border outstandings at December 31 of each year indicated by type of borrower where outstandings in the borrower’s country exceeded 0.75% of our total assets.

	Governments	Banks and Other Financial Institutions	Commercial, Industrial and Other	Total
	(in millions of euros)
2002
Mexico	1,441	811	3,137	5,389
United Kingdom	—	628	557	1,185
Total	1,441	1,439	3,694	6,574

2001
Mexico	1,656	1,239	4,475	7,370
United Kingdom	—	867	889	1,756
Total	1,656	2,106	5,364	9,126

2000
Mexico	1,199	1,600	3,006	5,805
United Kingdom	—	3,889	575	4,464
Total	1,199	5,489	3,581	10,269

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

The following table shows the minimum required reserves with respect to each category of country. For BBVA’s level of coverage at December 31, 2002, see Note 8 to the Consolidated Financial Statements.

Categories(1)	Minimum Percentage of Coverage (Outstandings Within Category)
Countries belonging to the OECD whose currencies are quoted in the Spanish foreign exchange market	0.0
Countries with transitory difficulties(2)	15.0
Doubtful countries(2)	20.0–35.0
Very doubtful countries(2)(3)	50.0–90.0
Bankrupt countries(4)	100.0

(1)	Any outstanding which is guaranteed may be treated, for the purposes of the foregoing, as if it were an obligation of the guarantor.
(2)	Coverage for the aggregate of these three categories must equal at least 35% of outstanding loans within these categories. The Bank of Spain has recommended up to 50% aggregate coverage.
(3)	Outstandings to very doubtful countries are treated as substandard under Bank of Spain regulations.
(4)	Outstandings to bankrupt countries must be charged off immediately. As a result, no such outstandings are reflected on the balance sheet. Notwithstanding the foregoing minimum required reserves, certain interbank outstandings with an original maturity of three months or less have minimum required reserves of 50%. We met or exceeded the minimum percentage of coverage with respect to each of the foregoing categories.

Our exposure to borrowers in these countries, including exposure to companies that are part of or are managed by us, but excluding trade-related debt, amounted to €811 million at December 31, 2000, €1,405 million at December 31, 2001 and €1,047 million at December 31, 2002. These figures do not reflect loan loss reserves of 22.8%, 35.2%, and 46.1%, respectively, against the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries at December 31, 2002 did not in the aggregate exceed 0.45% of our total assets.

The country-risk amount as of December 31, 2002 and 2001, does not include assets for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, nontransfer, nonconvertibility and, if appropriate, war and political violence. The sums insured as of December 31, 2002 and 2001, amounted to $584.5 million and $555.0 million, respectively (approximately €557.3 million and €628.7 million, respectively).

LIABILITIES

Deposits

The principal components of our customer deposits are domestic demand and savings deposits and international time deposits.

The following tables analyze our deposits by principal geographic area for the dates indicated.

	At December 31, 2002
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(in millions of euros)
Domestic	73,485	7,753	14,940	96,178
International:
Western Europe	10,375	—	13,104	23,479
Central and South America	51,662	2,095	9,089	62,846
United States	5,220	—	3,265	8,485
Other	5,818	—	5,873	11,691

Total international	73,075	2,095	31,331	106,501

Total	146,560	9,848	46,271	202,679

	At December 31, 2001
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(in millions of euros)
Domestic	72,140	4,680	15,997	92,817
International:
Western Europe	11,277	—	20,319	31,596
Central and South America	73,275	28	13,162	86,465
United States	3,994	—	3,221	7,215
Other	5,813	—	7,181	12,994

Total international	94,359	28	43,883	138,270

Total	166,499	4,708	59,880	231,087

	At December 31, 2000
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(in millions of euros)
Domestic	68,313	3,730	36,628	108,671
International:
Western Europe	11,983	—	13,101	25,084
Central and South America	64,241	47	9,451	73,739
United States	6,809	—	4,767	11,576
Other	2,800	—	561	3,361
Total international	85,833	47	27,880	113,760

Total	154,146	3,777	64,508	222,431

For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits see, Notes 17 and 18 to the Consolidated Financial Statements.

At December 31, 2002, the maturity of time deposits (excluding interbank deposits) in denominations of €95,356 (approximately $100,000) or more with us were as follows:

	At December 31, 2002
	Domestic	International	Total
	(in millions of euros)
Under 3 months	10,936	26,151	37,087
3 to 6 months	1,726	2,399	4,125
6 to 12 months	2,657	2,138	4,795
Over 12 months	2,864	2,188	5,052

Total	18,183	32,876	51,059

Time deposits from Spanish and foreign financial institutions amounted to €8.6 billion and €18.4 billion, respectively, at December 31, 2002, substantially all of which were in excess of $100,000.

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of deposits at December 31, 2002 and 2001, see Note 18 to the Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity at December 31, 2000, 2001 and 2002.

	At December 31,
	2002		2001		2000
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of euros, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
At December 31	39,675	4.65%	48,080	6.16%	41,825	6.09%
Average during year	39,814	4.72%	45,454	6.51%	35,266	7.22%
Maximum quarter-end balance	44,732	—	48,080	—	41,825	—
Other short-term borrowings (principally bank promissory notes):
At December 31	5,101	2.85%	4,642	4.87%	4,717	6.87%
Average during year	3,967	3.12%	5,844	4.11%	8,251	6.83%
Maximum quarter-end balance	5,101	—	5,880	—	9,187	—
Total short-term borrowings at December 31	44,776	4.44%	52,722	6.05%	46,542	6.17%

Additionally, as of December 31, 2002, the “short-term borrowings” caption includes mortgage bonds amounting to €7,484 million.

Return on Equity

The following table sets out our return on equity ratios:

	2002	2001	2000
ROE (net attributable profit/average equity)	13.7	18.0	21.1
ROA (income before minority interests/average total assets)	0.85	0.99	1.08
RORWA (income before minority interests/risk weighted assets)	1.48	1.78	1.85
Dividend pay-out ratio	64.5	51.8	49.7
Equity to assets ratio	4.33	4.32	3.92

F. Competition

We face strong competition in all of our principal areas of operation. The deregulation of interest rates on deposits in the past decade has led to increased competition for large demand deposits in Spain and the widespread promotion of interest-bearing demand deposit accounts and mutual funds. The capturing of customer funds in Spain has been characterized for several years by a large shift of deposits into mutual funds. The performance of capital markets in the last three years has reversed this trend. Assets under management of mutual funds have been falling in the last two years (off 3% in 2001 and 4% in 2002), while deposits have recorded significant increases (13.6% in 2001 and 8.5% in 2002).

The commercial banking sector in Spain has recently undergone significant consolidation. In addition to the merger of Banco de Santander, S.A. and Banco Central Hispano S.A. that formed Santander Central Hispano, S.A., BBV and Argentaria merged in October 1999. In the majority of the markets where we provide financial services, Santander Central Hispano is our strongest competitor.

Foreign banks also have a strong presence in Spain. As of March 31, 2003, approximately 58 foreign banks and 22 subsidiaries operated in Spain and several foreign banks have acquired small and medium-sized Spanish banks. Foreign banks and subsidiaries represented 15% of banking assets and 8% of financial system assets in December 2002.

Spanish savings banks and money market mutual funds provide strong competition for savings deposits, which form an important part of our deposit base, and, in the case of savings banks, for other retail banking services. Credit cooperatives, which are active principally in rural areas, where they provide savings bank and loan services and related services such as the financing of agricultural machinery and supplies, are also a source of competition.

Insurance companies and other financial services firms also compete for customers’ funds. Like the commercial banks, savings banks, insurance companies and other financial services firms are expanding the services offered to consumers in Spain.

The EU Directive on Investment Services took effect on December 31, 1995. The EU Directive permits all brokerage houses authorized to operate in other members of the EU to carry out investment services in Spain. Although the EU Directive is not specifically addressed to banks, it affects the activities of banks operating in Spain.

The entry of on-line banks in the Spanish banking system has increased competition, mainly in saving and time deposits. They have captured two percentage points of market share in just three years through a very aggressive offer of high yield deposits. Moreover, changes in the fiscal treatment of savings products are encouraging competition inside the investment fund and the pension fund industries.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview of the Economic and Business Environment

In 2002, the world economy was marked by a downturn in growth and highly volatile markets that eroded levels of confidence among market players. The emerging markets, and in particular Latin America, were hit hard by investor risk aversion, with Argentina and Brazil being the main causes for concern among investors. Many Latin American currencies depreciated heavily against the dollar, which, in turn, lost ground against the euro throughout the financial year. The U.S. economic slowdown spread to the Mexican economy, in spite of its solid fundamentals, and the Mexican Peso was caught up in the depreciation that gripped other Latin American currencies.

This cloud of uncertainty also overshadowed the financial markets, which became highly volatile and shares suffered heavy losses in value. The leading share indices lost more ground than in 2001 and the losses affected most of the sector indices.

The situation in Argentina attracted special attention throughout the year. The first measures enforced by the country’s authorities, namely the freezing of public debt payments, ending the peso’s parity with the dollar, and asymmetrical pesification of bank assets and liabilities, were followed by others to alleviate the banks’ cash liquidity situation (such as imposition of cash withdrawal limits on sight and savings accounts, and re-planning of term deposit maturities). As the situation improved, these restrictions were gradually lifted during the second half of the year. Although these events affected the business and the earnings of our Argentinean affiliates, BBVA Banco Francés and AFJP Consolidar, they ended the year with stable liquidity and with solid asset strengths, reinforced by the capital increase in December.

The depreciations of the dollar and most Latin American currencies against the euro also affected our earnings in 2002. Apart from the dollar having depreciated an average of 5.3% against the euro during the year, the Mexican Peso lost 8.7%, the Venezuelan Bolivar depreciated 41.7% and the Brazilian Real dropped 24.5%. These depreciations gathered pace as the year went by, and had a negative bearing on the expression in euros of our earnings in the Latin American region. Our foreign currency net investments are partially hedged by currency borrowings and other hedging instruments. See “—Critical Accounting Policies—Derivatives and other futures transactions—Macro hedges” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Derivatives”.

The bearish markets also affected different lines of our income statement, with an impact that varied from one business unit to another. In the Spanish and Portuguese markets, fund management fee income dropped as investors began looking for more attractive products, while the negative overall market environment also impacted the volume of funds under management. Wholesale banking and retail banking both reported a downturn in stockbrokerage fees. The market situation in 2002 restricted both the generation of capital gains and investment banking activities.

Lastly, the interest rate cut in the fourth quarter of 2001 put pressure on spreads in the Spanish and Portuguese markets during 2002, and the pressure became heavier in December 2002 when the ECB lowered its intervention rate. Spreads in Mexico were also hit by heavy rate cuts. In both areas, we improved our customer deposit mix by achieving higher growth in transactional deposits than in other products and increasing volumes in the lines of business with a more favorable “return per unit of risk” ratio.

For information on other governmental economic, fiscal, monetary or political polices or factors that have materially affected, or could materially affect, directly or indirectly, our operations or investments, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation”, “Item 10. Additional Information” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Critical Accounting Policies

Note 3 to the Consolidated Financial Statements contains a summary of our significant accounting policies. We consider certain of these policies to be particularly important due to their effect on the financial reporting of our financial condition, because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie preparation of the financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in conjunction with reviewing our financial statements and the discussion below. We have identified the following accounting policies as critical to the understanding of our results of operations, since the application of these policies requires significant management assumptions and estimates that could result in materially different amounts to be reported if conditions or underlying circumstances were to change.

Derivatives and other futures transactions

These instruments include, inter alia, unmatured foreign currency purchase and sale transactions, unmatured securities purchase and sale transactions, futures transactions relating to securities, exchange rates or interest rates, forward interest rate agreements, options relating to exchange rates, securities or interest rates and various types of financial swaps.

Macro hedges

These transactions are carried out for hedging and overall management of the financial risks to which we are exposed and aimed at eliminating or significantly reducing currency, interest rate or price risks on asset and liability positions. Similarly, transactions which, although not specifically assigned to a specific hedged item, form part of global hedge or macro hedges used to reduce the risk to which we are exposed as a consequence of overall management of our assets, liabilities and other transactions, are also treated as hedging transactions. For this reason, the gains or losses arising from these hedging transactions are recorded symmetrically to the revenues or costs of the hedged item, and the collections or payments made in settlements are recorded with a balancing item under the “Other Assets” and “Other Liabilities” captions in the Consolidated Balance Sheets.

As of December 31, 2002 and 2001, we had arranged currency risk, share price risk and interest rate risk macro hedges consisting of transactions in the currencies of OECD countries, securities listed on the main international markets and long-term deposit transactions, respectively. The security price and currency risk macro hedges were valued at market price (quoted market prices or other valuation techniques). The settlements relating to the interest rate macro hedge were recorded by the accrual method. These transactions are permanently subject to an integrated, prudent and consistent system of risk and earnings measurement, management and control, allowing the transactions to be monitored and their performance assessed. This system involves, for each macro hedge, the recording of provisions for credit, market and operating risk in accordance with banking practice for transactions of this type. In connection with our macro hedging policy, we make assumptions as to interest rates and exchange rates.

Non-hedging transactions valuation

Non-hedging transactions, which are also known as trading transactions, are valued in accordance with Bank of Spain regulations based on the market on which they are traded:

•	Transactions arranged in organized markets are valued at quoted market price in their respective markets and the gains or losses arising as a result of market price fluctuations are recorded in full in the statement of income.

•	For over the counter (OTC) derivative financial instruments (mainly, forwards, swaps and some options) the theoretical closing prices (the price at which a market position can be closed) are assessed at least every month and provisions are recorded with a charge to income for the potential net losses, if any, in each risk category (interest risk, currency risk and equity risk) and currency arising from such valuations. The potential gains are only recognized in income when effectively realized. This procedure is also applied to currency options traded outside organized markets.

Although the Bank of Spain sets down general regulations in connection with the valuation of those instruments, we make estimations and certain assumptions.

Theoretical closings are the most reliable measure of fair value for financial instruments. In these cases, the determination of fair value requires us to make estimates and certain assumptions. If listed market prices are not available, we have to calculate the fair value from pricing models used in the industry that consider market prices, contractual prices for the underlying financial instruments, yield curves and other relevant factors. We can use different assumptions in these pricing models that could lead to the recording of different amounts in the Consolidated Financial Statements.

Provision for the statistical coverage of credit losses

In December 1999, the Bank of Spain introduced a new solvency provision, the so-called statistical or dynamic provision, focusing on the statistical risk embedded in a bank’s unimpaired loan portfolio. This provision went into effect in July 2000. The main idea behind this provision is to try to capture expected losses, which, during the pendency of loans, are known in a statistical sense but are not yet quantifiable or attributable to specific borrowers. Since the loss risk appears at the beginning of the operation, so does the statistical provision requirement.

More specifically, the amount of the statistical provision is the difference between the measure of latent risk (expected losses) and any specific provisions already taken (covering impaired assets). In a favorable economic climate, specific provisions are low and statistical provisions are positive. However, during an economic slowdown, as impaired assets increase, specific provisions also increase and the statistical provisions become negative. This means that the statistical fund (accumulated in previous years) starts being used and its proceeds (the difference between the latent risk and the specific provisions) is credited to the Net Loan Loss Provisions line item of the Consolidated Statement of Income.

The new scheme offers banks two options. First, to use their own internal measurements of the statistical credit risk and second, to use a standard method. In the standard system, the Bank of Spain sets the parameters. We use the standard method, dividing our loan portfolio into six groups, according to the relative riskiness of the different assets, or off-balance sheet items with credit risk. A vector of coefficients (ranging from 0 to 1.5%) determined by regulators is applied to the exposures contained in the six blocks. The resulting figure is the estimated expected loss for our portfolio.

However at present, we are working on developing our own internal method. This internal approach to calculate the expected losses or the latent risk is intended to be consistent with the principles of the Basel II accords.

Goodwill in consolidation

This income statement line item includes the positive differences between the acquisition cost of shares of consolidated companies or companies carried by the equity method and their underlying book value, which are recorded as goodwill, if they cannot be classified as additions to the value of specific assets of the acquired companies.

The goodwill is generally amortized on a straight-line basis over a maximum period of 10 years (20 years for certain non-financial holdings) since it is considered that this is the period over which the underlying investments will produce income for us.

If we determine that goodwill will not generate income as expected, we may need to make additional amortizations. For example, in 2001 we wrote off in full the unamortized goodwill resulting from our investments in Argentina. The write-off occurred when we realized that no profits could be expected in the short-term.

Additionally, if there are reasonable doubts about an investment’s ability to generate income during a certain period, we will recalculate a new amortization schedule to align such amortization with the asset’s ability to generate income.

A. Operating Results

Events affecting comparability of historical and future results of operations and financial condition

Argentina

Political and economic conditions in Argentina in the last several years have had a significant negative effect on the entire Argentinean banking sector and have consequently severely affected the operating results of our Argentinean banking, and, to a lesser extent, pension fund management operations during the period.

In 2001, we took substantial provisions and write-downs totaling €1,354 million relating to our investments in, and exposure to, Argentina. This amount included provisions of €617 million relating to our entire investment in Argentina, bad debt provisions of €416 million, additional country risk provisions of €34 million, provisions of €92 million relating to the value of Argentine government bonds held by the Group, a downward revision of €72 million related to the expected reduction in net income and reduced capital gains arising from companies we carry by the equity method and from our portfolio of financial investments and a write-down of €123 million of goodwill corresponding to our Argentine investments. In addition, in 2001 we took a charge to the reserves at consolidated companies (in retained earnings) line item in our consolidated balance sheets of €683 million to account for the devaluation of the Argentine Peso from ARP1.0 per U.S.$1 to ARP1.7 to U.S.$1 (the opening rate following the closure of the Argentine foreign exchange market), as of December 31, 2001.

In 2002, we entered into a series of transactions with BBVA Banco Francés and made an additional provision of €131 million in respect of securities issued by BBVA Banco Francés and held by us. This amount was charged to our 2002 consolidated statement of income.

As a result of the measures described above, we have provisioned for or written-off our entire investment in Argentina to date. However, despite these provisions and write-downs, the situation in Argentina may continue to have a material adverse effect on our financial condition and results of operations.

Other Provisions and Charges

In 2002, we also allocated €455 million of provisions and extraordinary charges to results of operations, which included an estimated €245 million in exchange rate differences accumulated up to December 31, 2002 relating to BBV Brasil and recorded in 2002 as a result of our agreement in January 2003 to sell BBV Brasil to Banco Bradesco, S.A. This amount was recorded as net income in Group transactions. Our provisions and extraordinary charges also included €129 million of extraordinary goodwill amortization of investments in non-investment grade countries, and €81 million of special provisions for early retirement expenses. The main factors behind these decisions were as follows: (i) the prospects that the world economy would not fully recover until the second half of 2003; (ii) the social and economic situation in certain Latin American countries; and (iii) the prolongation of the negative effect on earnings of the Latin American currencies’ depreciation.

Consolidated income statement

Our consolidated income statement covering the years ended December 31, 2002, 2001 and 2000 is set out below.

Consolidated income statement

	Year ended December 31,			Change
	2002	2001	2000	2002/2001	2001/2000
	(in millions of euros)			(in percentages)
Net interest income	7,808	8,824	6,995	(11.5)	26.1
Net fee income	3,668	4,038	3,369	(9.1)	19.9

Basic margin	11,476	12,862	10,364	(10.8)	24.1
Market operations	765	490	779	56.1	(37.1)

Ordinary revenue	12,241	13,352	11,143	(8.3)	19.8
General administrative expenses	(5,772)	(6,725)	(5,937)	(14.2)	13.3
Personnel costs	(3,698)	(4,243)	(3,774)	(12.9)	12.4
Other administrative expenses	(2,074)	(2,482)	(2,163)	(16.4)	14.7
Depreciation and amortization	(631)	(742)	(653)	(14.9)	13.6
Other operating revenues and expenses, net	(261)	(286)	(177)	(8.7)	61.6

Net operating income	5,577	5,599	4,376	(0.4)	27.9
Net income from companies accounted for by the equity method	33	393	589	(91.5)	(33.2)
Amortization of consolidation goodwill(1)	(679)	(1,143)	(923)	(40.6)	23.8
Net income on Group transactions	361	954	1,307	(62.2)	(27.0)

Consolidated income statement

	Year ended December 31,			Change
	2002	2001	2000	2002/2001	2001/2000
	(in millions of euros)			(in percentages)
Net loan loss provisions	(1,743)	(1,919)	(973)	(9.2)	97.2
Net securities writedowns	3	(43)	(7)	—	—
Extraordinary items, net	(433)	(727)	(751)	(40.4)	(3.2)

Pre-tax profit(1)	3,119	3,114	3,618	0.2	(13.9)
Corporate income tax and other taxes	(653)	(625)	(962)	4.4	(35.0)

Income before minority interests(1)	2,466	2,489	2,656	(0.9)	(6.3)
Minority interests	(747)	(646)	(682)	15.8	(5.3)

Net attributable profit(1)	1,719	1,843	1,974	(6.7)	(6.6)

(1)	In our Spanish statutory financial statements for the year ended December 31, 2000, we amortized goodwill on an accelerated basis. See “Presentation of Financial Information”.

Results of operations for 2002 compared with 2001

Net interest income

Net interest income for 2002 amounted to €7,808 million, a drop of 11.5% from €8,824 million in 2001, principally attributable to the exchange rate effect and a 27.7% decrease in dividends.

The following table summarizes the principal components of net interest income for 2002, as compared to 2001.

	Year ended December 31,		Change
	2002	2001	2002/2001
	(in millions of euros)		(in percentages)
Financial revenues	17,234	21,608	(20.2)
Financial expenses	(9,784)	(13,279)	(26.3)
Income from equities portfolios	358	495	(27.7)

Net interest income	7,808	8,824	(11.5)

Net fee income

Net fee income in 2002 amounted to €3,668 million, 9.1% lower than €4,038 million in 2001, attributable to exchange rate variations affecting the Banking in America area, and market volatility, which depressed our domestic fund and security management fee income.

Basic margin

Adding net interest income and net fee income for 2002 results in a basic margin of €11,476 million, 10.8% lower than €12,862 million in 2001.

Market operations

Income from market operations totaled €765 million in 2002, up 56.1% from €490 million in 2001. Before the second quarter of 2002, we charged or credited to Group income exchange rate differences arising from financing in currencies other than euros and the investment currency. In the second quarter of 2002, we began to record the financing of our investments in euros such that exchange rate differences no longer affect income from market operations. See Note 3.b., “Structural Exchange Positions,” to the Consolidated Financial Statements.

Ordinary revenue

As a result of adding basic margin and income from market operations, ordinary revenue amounted to €12,241 million in 2002, down 8.3% from €13,352 million in 2001.

General administrative expenses

General administrative expenses decreased by 14.2% from €6,725 million in 2001 to €5,772 million in 2002 primarily due to cost containment measures applied throughout the Group. During 2002, we reduced our headcount by nearly 5,500 people (5.6%), mostly in Latin America, while in Spain we applied a combined policy of early retirements and recruitment of a large number of young graduates. Over the last two years, our net departures totaled 15,000 people (13.9%), with approximately 2,000 having taken place in Spain and 13,000 in Latin America, primarily in Mexico, Venezuela, Argentina and Colombia. Meanwhile, we cut our number of branch offices by 6.1%, closing 484 (more than 200 in Spain and almost 300 in Latin America). Over the last two years, BBVA has closed a total of 1,442 branch offices, 450 in Spain and 979 in Latin America, mainly in Mexico and Argentina.

Depreciation and amortization

Depreciation and amortization of property and equipment and intangible assets decreased to €631 million in 2002 from €742 million in 2001, or 15.0%, because of depreciation of Latin American currencies against the euro.

Net operating income

As a result of subtracting, among other items, general administrative expenses and depreciation and amortization from ordinary revenue, net operating income for 2002 was €5,577 million, down 0.4% from €5,599 million in 2001.

Net income from companies accounted for by the equity method

In 2002, net income from companies accounted for by the equity method was €33 million, a 91.5% drop from €393 million in 2001.

	2002	2001	Change
			2002/2001
	(in millions of euros)		(in percentages)
Income from companies accounted for by the equity method	275	772	(64.4)
Dividend adjustment	(242)	(379)	(36.1)

Net income from companies accounted for by the equity method	33	393	(91.5)

The main factors behind this decline were (i) the €104 million charge allocated during the first half of the year to restate the income contributed during 2001 by Repsol YPF, BNL and Telefónica, after the companies filed their final accounts, which adjusted the value of their investments in Argentina; and (ii) the downgrading of our 2002 earnings forecasts in respect of such companies, including in light of Telefónica’s decision to write off certain UMTS licenses balances, which detracted €209 million from our earnings.

Amortization of consolidation goodwill

Consolidation goodwill amortization charges amounted to €679 million in 2002, down 40.6% from €1,143 million in 2001, primarily due to our increased stakes in Bancomer and BNL, and the €129 million of extraordinary goodwill charges associated with investments in non-investment grade countries.

Net income on Group transactions

In 2002, the sluggish financial markets restricted our ability to generate capital gains through investment rotation, limiting net income on Group transactions to €361 million, a decrease of 62.2% from €954 million in 2001. The decrease was generally offset by the sale of our 27.7% stake in Metrovacesa, which generated a capital gain of €375 million, and the sale of our 7.6% stake in Acerinox, which generated a capital gain of €66 million.

Net loan loss provisions

Net loan loss provisions decreased 9.2% to €1,743 million in 2002 from €1,919 million in 2001, mainly due to changes in the constituent items set out below.

	2002	2001	Change
			2002/2001
	(in millions of euros)		(in percentages)
Gross provisions	(2,385)	(2,501)	(4.6)
Reversals	434	294	47.6
Recoveries	208	288	(27.8)

Net loan loss provisions	(1,743)	(1,919)	(9.2)

Extraordinary items, net

Net extraordinary items in 2002 amounted to a loss of €433 million.

Extraordinary gains amounted to €1,607 million in 2002, an increase of 24.1% from 2001, and included the following items: €1,038 million representing gains relating to the effect of inflation in certain countries in which we operate, €261 million representing specific provisions described in Notes 14 and 20 to the Consolidated Financial Statements, €199 million representing gains on disposal of property and equipment and long-term financial investments, €74 million recovery of interest earned in prior years, €4 million representing extraordinary income from pension commitment and €31 million in other extraordinary gains. See Note 28.g. to the Consolidated Financial Statements.

Extraordinary losses amounted to €2,039 million, an increase of 1% from 2001, and included the following items: €1,034 million representing losses relating to the effect of inflation in certain countries in which we operate, €908 million representing special provisions, €263 million reversal to the specific provision for Argentina, €193 million representing other losses arising from pension commitments, €99 million on losses on disposal of property and equipment and long-term financial investments, €35 million net charge to the theoretical goodwill relating to the sale of BBV Brasil, and €33 million in other extraordinary losses.

Corporate income tax and other taxes

The effective tax rate for 2002 was 20.9%, compared to 20.1% for 2001. The corporate tax reserve rose 4.4% from €625 million in 2001 to €653 million in 2002.

Minority interests

Minority interests were €747 million in 2002, 15.8% higher than €646 million in 2001.

Net attributable profit

As a result of the items described above, our net attributable profit was €1,719 million in 2002, down 6.7% from €1,843 million in 2001. The decrease was primarily due to the declines in net interest income, net fee income and net income on Group transactions.

Financial condition

Our total assets were €280 billion at December 31, 2002, a decrease of 9.6% from €309 billion a year earlier, mainly due to a reduction in the value of our assets in Latin America.

At December 31, 2002, our customer funds (which include deposits, marketable debt securities, subordinated debt, mutual funds and pension funds) totaled €289 billion, a decrease of 10.7% from €324 billion a year earlier, mainly due to adverse market conditions.

Stockholders’ equity

On December 31, 2002, stockholders’ equity totaled €12.3 billion, a decrease of 7.2% from €13.3 billion a year earlier.

Results of operations for 2001 compared with 2000

Net interest income

Net interest income for 2001 amounted to €8,824 million, an increase of 26.1% from €6,995 million in 2000, attributable to an upturn in business volumes, efficient pricing policy, and the consolidation of Bancomer for the full year.

The following table summarizes the principal components of net interest income for 2001, as compared to 2000.

	Year ended December 31,		Change
	2001	2000	2001/2000
	(in millions of euros)		(in percentages)
Financial revenues	21,608	19,325	11.8
Financial expenses	(13,279)	(12,714)	4.4
Income from equities portfolios	495	384	28.9

Net interest income	8,824	6,995	26.2

Net fee income

Net fee income in 2001 amounted to €4,038 million, 19.9% higher than €3,369 million in 2000, mainly due to the consolidation of Bancomer, profitability improvement achieved by our Latin American banks and the upturn in business volumes.

Basic margin

Adding net interest income and net fee income for 2001 results in a basic margin of €12,862 million, 24.1% higher than €10,364 million in 2000.

Market operations

Income from market operations totaled €490 million in 2001, down 37.1% from €779 million in 2000, mainly due to lower overall prevailing market values in 2001 and by certain unique sales transactions recorded in 2000, the most significant of which was the sale in 2000 of our interest in Carrefour, which contributed €270 million.

Ordinary revenue

As a result of adding basic margin and income from market operations, ordinary revenue amounted to €13,352 million in 2001, up 19.8% from €11,143 million in 2000.

General administrative expenses

General administrative expenses increased by 13.3% from €5,937 million in 2000 to €6,725 million in 2001, primarily due to the consolidation of Bancomer and costs associated with the implementation of our Unified Systems Platform, which is a common technology platform for all of our companies in Latin America.

Depreciation and amortization

Depreciation and amortization increased to €742 million in 2001 from €653 million in 2000, or 13.6%, largely because of an increase in accumulated depreciation primarily related to furniture and fixtures.

Net operating income

As a result of subtracting, among other items, general administrative expenses and depreciation and amortization from ordinary revenue, net operating income for 2001 was €5,599 million, up 27.9% from €4,376 million in 2000.

Net income from companies accounted for by the equity method

In 2001, we reported €772 million of income from companies accounted for by the equity method, a 33.2% drop from €589 million in 2000. The main factors behind this decline were (i) the worsening of overall worldwide economic activity as a result of the terrorist attacks in the United States on September 11; and (ii) the impact that the Argentinean crisis had on the earnings of several of our equity investee companies.

Amortization of consolidation goodwill

Goodwill amortization charges amounted to €1,143 million in 2001, up 23.8% from €923 million in 2000, primarily due to the writedowns of (i) the entire goodwill of BBVA Banco Francés and Consolidar AFJP, motivated by the crisis in Argentina, which amounted to €242 million and €123 million, respectively; (ii) BBV Brasil of €221 million; and (iii) €196 million and €40 million related to our investments in Bancomer and AFORE Bancomer, respectively.

Net income on Group transactions

In 2001, our traditional policy of turnover of shareholdings gave rise to a gain on Group transactions of approximately €954 million, principally from the sale of various equity interests, a decrease of 27% from €1,307 in 2000, mainly due to lower overall prevailing market values in 2001.

Net loan loss provisions

Net loan loss provisions increased to €1,919 million in 2001 from €973 million in 2000, primarily because of our need to make additional provisions on our statistical loan-loss reserve in order to comply with regulations promulgated by the Bank of Spain in 1999, which came into effect in the second half of 2000 and applied to our entire loan portfolio, and provisions for bad debt related to the operations of BBVA Banco Francés and caused by the crisis in Argentina.

	2001	2000	Change
			2001/2000
	(in millions of euros		(in percentages)
Gross provisions	(2,501)	(1,612)	55.1
Reversals	294	365	(19.4)
Recoveries	288	274	5.1

Net loan loss provisions	(1,919)	(973)	97.2

Extraordinary items, net

Net extraordinary items in 2001 amounted to a loss of €727 million.

Extraordinary items included the following gains in 2001, which totaled €1,295 million, or an increase of 40% from 2000: €643 million for reversal of provisions (of property and equipment and for contingencies and expenses), €272 million for recovery of interest earned in prior years, €253 million for gains on disposals of property and equipment and long-term financial investments, €83 million for adjustment to earnings due to currency redenomination, €0.5 million for exchange differences arising from unreported funds that were included in the Consolidated Financial Statements for the year 2000, and €44 million in other extraordinary gains.

Extraordinary items included the following losses in 2001, which totaled €2,021 million, or an increase of 20.6% from 2000: €951 million for other provisions (for property and equipment and for contingencies and expenses), €618 million for a specific provision taken for Argentina, €86 million for pension commitments and €366 million for other extraordinary losses.

Our Consolidated Financial Statements for the year ended December 31, 2000 included approximately €225 million of funds that had been held in offshore accounts and not previously reported in our financial statements. These funds were included as an extraordinary gain in our Consolidated Statement of Income for the year ended December 31, 2000, and, consequently, reflected in our Consolidated Balance Sheet as of December 31, 2000. The balance of the unreported funds, approximately €0.5 million, was recorded as an extraordinary gain in our Consolidated Statement of Income for the year ended December 31, 2001, and, consequently, reflected in our Consolidated Balance Sheet as of December 31, 2001.

Corporate income tax and other taxes

The effective tax rate for 2001 was 20.1%, compared to 26.6% for 2000. The corporate tax reserve decreased 35.0% from €962 million in 2000 to €625 million in 2001.

Minority interests

Minority interests were €646 million in 2001, 5.3% lower than €682 million in 2000, mainly due to the Group’s increased interest in Bancomer.

Net attributable profit

As a result of the items described above, our net attributable profit was €1,843 million in 2001, down 6.6% from €1,974 million in 2000. This decrease was primarily due to the significant provisions and write-downs totaling €1,354 million that were made because of the Argentinean crisis.

Financial condition

Our total assets were €309 billion at December 31, 2001, an increase of 4.29% from €296 billion a year earlier, mainly due to the performance of our lending business.

At December 31, 2001, our customer funds totaled €324 billion, an increase of 6.4% from €305 billion a year earlier, mainly due to customers moving away from stock market investments in favor of current and savings deposits, such as the “Libreton” Savings Book product.

Stockholders’ equity

On December 31, 2001, stockholders’ equity totaled €13.3 billion, an increase of 0.7% from a year earlier.

Results of Operations by Business Area

Retail Banking in Spain and Portugal

	For the Year ended December 31,			Change
	2002	2001	2000	2002/2001	2001/2000
	(in millions of euros)			(in percentages)
Net interest income	3,074	2,916	2,633	5.4	10.7
Net fee income	1,344	1,358	1,399	(1.0)	(2.9)

Basic margin	4,418	4,274	4,032	3.4	6.0
Market operations	44	61	56	(28.2)	8.9

Ordinary revenue	4,462	4,335	4,088	2.9	6.0
General administrative expenses	(2,097)	(2,183)	(2,154)	(3.9)	1.3
Personnel costs	(1,389)	(1,425)	(1,408)	(2.5)	1.2
Other administrative expenses	(708)	(758)	(746)	(6.6)	1.6
Depreciation and amortization	(139)	(146)	(133)	(4.9)	9.8
Other operating revenues and expenses, net	(51)	(60)	(42)	(15.3)	42.9

	For the Year ended December 31,			Change
	2002	2001	2000	2002/2001	2001/2000
	(in millions of euros)			(in percentages)
Net operating income	2,175	1,946	1,759	11.8	10.6
Net income from companies accounted for by the equity method	(4)	(4)	6	2.3	n.m.	(1)
Amortization of consolidation goodwill	—	—	—	—	—
Net income on Group transactions	—	—	—	—	—
Net loan loss provisions	(434)	(402)	(291)	8.0	38.1
Extraordinary items, net	11	10	(14)	4.2	n.m.	(1)

Pre-tax profit	1,748	1,550	1,460	12.8	6.2
Corporate income tax and other taxes	(578)	(513)	(509)	12.5	0.8

Income before minority interests	1,170	1,037	951	12.9	9.0
Minority interests	(75)	(75)	(83)	0.1	(9.6)

Net attributable profit	1,095	962	868	13.9	10.8

(1)	Not material.

Net interest income. Net interest income for 2002 totaled €3,074 million, a 5.4% increase, due to growth in the loan portfolio and more efficient asset and liability management, in spite of narrowing spreads. The loan portfolio increased by €7,882 million, or 11%, especially in mortgage loans. In 2001, net interest income totaled €2,916 million, 10.7% higher, due to volumes of credit remaining high, and the interest spread improving.

Net fee income. Net fee income for 2002 totaled €1,344 million, down 1%, due to mutual fund fee income sliding 6% on market instability, which also affected the volume of total funds under management and hindered new fund-capturing efforts. In 2001, net fee income totaled €1,358 million, a decline of 2.9%, due to market volatility, which affected not only mutual fund volumes but also placements in capital markets.

Basic margin. Adding net interest income and net fee income for 2002 results in a basic margin of €4,418 million, 3.4% higher than in 2001.

Market operations. Income from market operations for 2002 totaled €44 million, down 28.2%, due mainly to lower exchange rate gains. In 2001, income from market operations totaled €61 million, a rise of 8.9%, principally due to the inclusion of €7 million of capital gains from the sale of participations in mutual funds.

General administrative expenses, depreciation and amortization and net other operating revenues and expenses. Operating expenses totaled €2,287 million in 2002, down 4.3%. Most of the savings were achieved through efficiency plans implemented throughout the year, which brought down expense items (personnel costs fell 2.5%, other administrative expenses 6.6% and depreciation and amortization charges 4.9%). In 2001, operating expenses totaled €2,389 million, an increase of 2.6%.

Net operating income. As a result of subtracting, among other items, general administrative expenses and depreciation and amortization from ordinary revenue, net operating income for 2002 was €2,175 million, up 11.8%. In 2001, net operating income was €1,946 million, up 10.6%.

Other items. Net loan loss provisions amounted to €434 million in 2002, up 8%. In 2001, net loan loss provisions amounted to €402 million, up 38.1%, mainly due to the allocation of the statistical loan-loss reserve to the third quarter of 2000. The statistical loan loss reserve is described in Notes 2.g and 3.c to the Consolidated Financial Statements.

Net attributable profit. As a result of the items described above, net attributable profit was €1,095 million in 2002, up 13.9%. In 2001, net attributable profit was €962 million, up 10.8%.

Wholesale and investment banking

	For the Year ended December 31,			Change
	2002	2001	2000	2002/2001	2001/2000
	(in millions of euros)			(in percentages)
Net interest income	665	697	624	(4.6)	11.7
Net fee income	189	200	236	(4.7)	(15.3)

Basic margin	854	897	860	(4.6)	4.3
Market operations	72	105	102	(31.4)	2.9

Ordinary revenue	926	1,002	962	(7.4)	4.2
General administrative expenses	(301)	(339)	(327)	(11.5)	3.7
Personnel costs	(188)	(219)	(209)	(14.4)	4.8
Other administrative expenses	(113)	(120)	(118)	(6.3)	1.7
Depreciation and amortization	(15)	(16)	(16)	(6.4)	—
Other operating revenues and expenses, net	(2)	(1)	(3)	43.4	(66.7)

Net operating income	608	646	616	(5.4)	4.9
Net income from companies accounted for by the equity method	1	7	4	(87.4)	75.0
Amortization of consolidation goodwill	—	—	—	—	—
Net income on Group transactions	—	—	—	—	—
Net loan loss provisions	(145)	(129)	(103)	12.6	25.2
Extraordinary items, net	43	38	35	13.0	8.6

Pre-tax profit	507	562	552	(9.3)	1.8
Corporate income tax and other taxes	(140)	(145)	(139)	(2.3)	4.3

Income before minority interests	367	417	413	(11.7)	1.0
Minority interests	(39)	(41)	(59)	(5.9)	(30.5)

Net attributable profit	328	376	354	(12.4)	6.2

Net interest income. Net interest income for 2002 totaled €665 million, down 4.6%, due to the sluggish and uncertain economic situation caused by the political and financial crises affecting several Latin American countries, the impact of accounting irregularities at several large international companies and the solvency crisis and fall in expectations that affected several large companies and certain business sectors. Consequently, lending in the area dropped 10.2%. In 2001, net interest income totaled €697 million, up 11.7%.

Net fee income. Net fee income for 2002 totaled €189 million, down 4.7%. While the Wholesale Banking unit reported a slight increase in fee income (€1.7 million, or 1.2%), the Investment Banking unit’s fee income fell €11 million, or 20.8%. In 2001, net fee income totaled €200 million, down 15.3%, as a result of the lower volume of brokering activities by the Investment Banking unit.

Basic margin. Adding net interest income and net fee income for 2002 results in a basic margin of €854 million, 4.6% lower than in 2001.

Market operations. Income from market operations totaled €72 million for 2002, down 31.4%, due mainly to the poor performance by the Investment Banking unit, which saw income fall €68.5 million, or 85.1%. In 2001, income from market operations totaled €105 million, up 2.9%, due to several transactions that generated a high volume of income.

General administrative expenses, depreciation and amortization and net other operating revenues and expenses. Operating expenses totaled €318 million in 2002, down 10.7%. Most of the cost savings were achieved in the markets unit. Personnel costs fell €31.6 million, or 14.4%, other administrative expenses dropped €7.6 million, or 6.3%, and depreciation and amortization charges fell €1 million, or 6.4%. In 2001, operating expenses totaled €356 million, up 2.9%.

Net operating income. As a result of subtracting, among other items, general administrative expenses and depreciation and amortization from ordinary revenue, net operating income for 2002 totaled €608 million, down 5.4%. In 2001, net operating income was €646 million, up 4.9%.

Other items. Net loan loss provisions totaled €145 million in 2002, up 12.6%, with the Global Corporate Banking unit accounting for the bulk of this increase. The area ended 2002 with an NPL ratio of 1.28%, up from 0.51% in 2001, due to the increase in substandard loans and the downturn in lending. In 2001, net loan loss provisions totaled €129 million, up 25.2%, mainly due to the allocation of the entire amount of the statistical loan-loss reserve to the third quarter of 2000.

Net attributable profit. As a result of the items described above, net attributable profit was €328 million in 2002, down 12.4%. In 2001, net attributable profit was €376 million, up 6.2%.

Mexico

	For the Year ended December 31,			Change
	2002	2001	2000	2002/2001	2001/2000
	(in millions of euros)			(in percentages)
Net interest income	2,154	2,608	1,418	(17.4)	83.9
Net fee income	1,250	1,158	467	8.0	148.0

Basic margin	3,404	3,766	1,885	(9.6)	99.8
Market operations	118	188	175	(37.3)	7.4

Ordinary revenue	3,522	3,954	2,060	(10.9)	91.9
General administrative expenses	(1,623)	(1,905)	(1,198)	(14.8)	59.0
Personnel costs	(908)	(1,001)	(622)	(9.2)	60.9
Other administrative expenses	(715)	(904)	(576)	(21.0)	56.9
Depreciation and amortization	(175)	(196)	(133)	(10.4)	47.4
Other operating revenues and expenses, net	(151)	(164)	(72)	(8.2)	127.8

Net operating income	1,573	1,689	657	(6.9)	157.1
Net income from companies accounted for by the equity method	(7)	(2)	12	n.m. (1)	n.m.	(1)
Amortization of consolidation goodwill	—	—	—	—	—
Net income on Group transactions	(4)	9	—	n.m. (1)	n.m.	(1)
Net loan loss provisions	(423)	(568)	(295)	(25.5)	92.5
Extraordinary items, net	(10)	79	(50)	n.m. (1)	n.m.	(1)

Pre-tax profit	1,129	1,207	324	(6.4)	272.5
Corporate income tax and other taxes	(347)	(382)	(73)	(9.1)	423.3

Income before minority interests	782	825	251	(5.2)	228.7
Minority interests	(353)	(428)	(146)	(17.3)	193.2

Net attributable profit	429	397	105	7.8	278.1

(1)	Not material

Net interest income. Net interest income for 2002 totaled €2,154 million, down 17.4%, due to an 8.7% depreciation of the Mexican Peso and the sharp fall in interest rates, and hence narrowing of spreads. In 2001, net interest income totaled €2,608 million, up 83.9%, primarily due to the consolidation of Bancomer in July 2000.

Net fee income. Net fee income in 2002 totaled €1,250 million, up 8%, due to increases in credit card and current account management fee income, as well as fee income from domestic bond placements. In 2001, fee income amounted to €1,158 million, up 148%, primarily due to the consolidation of Bancomer.

Basic margin. Adding net interest income and net fee income for 2002 results in a basic margin of €3,404 million, 9.6% lower than in 2001.

Market operations. Income from market operations in 2002 totaled €118 million, down 37.3%, mainly due to a less favorable interest rate environment compared to 2001. In 2001, income from market operations amounted to €188 million, up 7.4%, due to higher interest rates.

General administrative expenses, depreciation and amortization and net other operating revenues and expenses. Operating expenses totaled €1,949 million in 2002, down 14% as a result of efficiency-enhancing measures, such as reductions in headcount (6.4%) and branch offices (6.6%). In 2001, operating expenses totaled €2,265 million, up 61.4%.

Net operating income. As a result of subtracting, among other items, general administrative expenses and depreciation and amortization from ordinary revenue, net operating income for 2002 was €1,573 million, down 6.9%. In 2001, net operating income was €1,689 million, up 157.1%.

Other items. Net loan loss provisions amounted to €423 million in 2002, down 25.5%. At the end of 2002, the NPL ratio stood at 4.22%, as compared to 3.37% the previous year. Net loan loss provisions were reduced in spite of the higher NPL ratio because we reduced loan provisions at BBVA Bancomer which we believed were expressively cautious. Net loan loss provisions for 2001 totaled €568 million, up 92.5%.

Net attributable profit. As a result of the items described above, net attributable profit was €429 million in 2002, up 7.8%. In 2001, net attributable profit was €397 million, up 278.1%.

Banking in America

Because the political and economic conditions in Argentina in the last several years had a significant negative affect on the entire banking sector and have consequently severely affected the operating results of our Argentinean banking operations during the period, management in 2002 elected to separate the operating results of our Argentinean banking operations from those of the Banking in America area.

	For the Year ended December 31,			Change
	2002	2001	2000	2002/2001	2001/2000
	(in millions of euros)			(in percentages)
Net interest income	1,463	1,565	1,525	(6.6)	2.6
Net fee income	330	365	329	(9.5)	10.9

Basic margin	1,793	1,930	1,854	(7.1)	4.1
Market operations	153	72	96	112.1	(25.0)

Ordinary revenue	1,946	2,002	1,950	(2.8)	2.7
General administrative expenses	(952)	(1,151)	(1,182)	(17.3)	(2.6)
Personnel costs	(537)	(649)	(652)	(17.3)	(0.5)
Other administrative expenses	(415)	(502)	(530)	(17.2)	(5.3)
Depreciation and amortization	(124)	(153)	(139)	(18.7)	10.1
Other operating revenues and expenses, net	(26)	(34)	(23)	(22.8)	47.8

Net operating income	844	664	606	27.0	9.6
Net income from companies accounted for by the equity method	8	(6)	(18)	n.m. (1)	(66.7)
Amortization of consolidation goodwill	—	—	—	—	—
Net income on Group transactions	1	4	(4)	(86.5)	n.m. (1)
Net loan loss provisions	(319)	(258)	(241)	23.9	7.1
Extraordinary items, net	(229)	(115)	(199)	98.6	(42.2)

Pre-tax profit	305	289	144	5.1	100.7
Corporate income tax and other taxes	(45)	(42)	10	3.6	n.m. (1)

Income before minority interests	260	247	154	5.3	60.4
Minority interests	(91)	(55)	18	67.7	n.m. (1)

Net attributable profit	169	192	172	(12.4)	11.6

(1)	Not material.

Net interest income. Net interest income for 2002 amounted to €1,463 million, down 6.6%, due to depreciations in Latin American currencies. In 2001, net interest income amounted to €1,565 million, up 2.6%.

Net fee income. In 2002, fee income totaled €330 million, down 9.5%. In 2001, fee income amounted to €365 million, up 10.9%.

Basic margin. Adding net interest income and net fee income for 2002 results in a basic margin of €1,793 million, 7.1% lower than in 2001.

Market operations. Income from market operations in 2002 amounted to €153 million, up 112.1%, mainly due to exchange rate gains in Venezuela and Uruguay following the depreciation of the those countries’ currencies. In 2001, income from market operations amounted to €72 million, down 25%.

General administrative expenses, depreciation and amortization and net other operating revenues and expenses. Operating expenses totaled €1,102 million in 2002, down 17.6%, mainly on account of efficiency measures implemented such as the reductions in headcount (8.8%) and branches (1.7%). In 2001, total operating expenses amounted to €1,338 million, down 0.4%.

Net operating income. As a result of subtracting, among other items, general administrative expenses and depreciation and amortization from ordinary revenues, net operating income for 2002 was €844 million, up 27%. In 2001, net operating income was €664 million, up 9.6%.

Other items. Net loan loss provisions amounted to €319 million in 2002, up 23.9%. The NPL ratio fell from 4.03% in December 2001 to 3.65% in December 2002, while the coverage ratio rose from 139.3% to 154.0%. Net loan loss provisions for 2001 totaled €258 million, up 7.1%. Net extraordinary expense in 2002 amounted to €229 million, up 98.6%. The most significant changes consisted of monetary correction charges and allocations to special funds in Brazil and Venezuela. In 2001, extraordinary expense amounted to €115 million, down 42.2%.

Net attributable profit. As a result of the items described above, net attributable profit was €169 million in 2002, down 12.4%. In 2001, net attributable profit was €192 million, up 11.6%.

Asset Management and Private Banking

Because the political and economic conditions in Argentina in the last several years had a significant negative effect on the entire asset management sector and have consequently severely affected the operating results of our Argentinean asset management operations during the period, management in 2002 elected to separate the operating results of our Argentinean asset management operations from those of the Asset Management and Private Banking area.

	For the Year ended December 31,			Change
	2002	2001	2000	2002/2001	2001/2000
	(in millions of euros)			(in percentages)
Net interest income	191	207	183	(7.5)	13.1
Net fee income	565	633	671	(10.8)	(5.7)

Basic margin	756	840	854	(10.0)	(1.6)
Market operations	50	11	17	n.m. (1)	(35.3)

Ordinary revenue	806	851	871	(5.3)	(2.3)
General administrative expenses	(255)	(261)	(253)	(2.4)	3.2
Personnel costs	(155)	(171)	(158)	(9.3)	8.2
Other administrative expenses	(100)	(90)	(95)	10.5	(5.3)
Depreciation and amortization	(20)	(23)	(30)	(12.9)	(23.3)
Other operating revenues and expenses, net	(3)	(3)	—	4.5	n.m. (1)

Net operating income	528	564	588	(6.4)	(4.1)
Net income from companies accounted for by the equity method	57	52	47	9.3	10.6
Amortization of consolidation goodwill	—	—	—	—	—
Net income on Group transactions	1	41	(9)	(98.4)	n.m. (1)
Net loan loss provisions	2	(3)	(10)	n.m. (1)	(70.0)
Extraordinary items, net	(21)	(12)	(1)	88.6	n.m. (1)

Pre-tax profit	567	642	615	(11.9)	4.4
Corporate income tax and other taxes	(105)	(111)	(105)	(6.4)	5.7

	For the Year ended December 31,			Change
	2002	2001	2000	2002/2001	2001/2000
	(in millions of euros)			(in percentages)
Income before minority interests	462	531	510	(13.0)	4.1
Minority interests	(86)	(93)	(110)	(6.9)	(15.5)

Net attributable profit	376	438	400	(14.3)	9.5

(1)	Not material

Net interest income. Net interest income for 2002 totaled €191 million, down 7.5%, mainly due to a sharp decline in business volumes at our Global Private Banking unit. Net interest income for 2001 totaled €207 million, up 13.1%.

Net fee income. Net fee income for 2002 totaled €565 million, down 10.8%, mainly due to the bearish performance of financial markets and the depreciation in Latin American currencies. The volume of the Group’s mutual funds in Spain fell 9.5%, mainly due to the impact of the changes in financial markets on the funds’ yields, and negative fund-capturing, which brought down the volume of net fee income collected. The Global Private Banking unit also reported lower fee income on account of the decline in customer portfolios and total funds under management. In 2001, fee income amounted to €633 million, down 5.7%. During 2001, we saw the volume of our funds shrink by more than 6%; there was also a change of structure in total assets, with the more conservative families of funds, which generally generate lower fees, accounting for an increasing share of our assets under management. Both factors reduced fee income in the period.

Basic margin. Adding net interest income and net fee income for 2002 results in a basic margin of €756 million, 10.0% lower than in 2001.

Market operations. Income from market operations in 2002 amounted to €50 million. In 2001, income from market operations totaled €11 million, down 35.3%, due to the losses recorded in 2001 on disposal of securities.

General administrative expenses, depreciation and amortization and net other operating revenues and expenses. Operating expenses totaled €278 million in 2002, down 3.2%, mainly on account of the 9.3% decline in personnel costs. In 2001, operating expenses totaled €287 million, up 1.4%.

Net operating income. As a result of subtracting, among other items, general administrative expenses and depreciation and amortization from ordinary revenue, net operating income for 2002 was €528 million, down 6.4%. In 2001, net operating income was €564 million, down 4.1%.

Other items. Net income from companies carried by the equity method in 2002 totaled €57 million, up 9.3%, mostly due to higher profit reported by the insurance companies in Spain. In 2001, income from companies carried by the equity method totaled €52 million, up 10.6%. Net income on Group transactions in 2002 totaled €1 million, down 98.4%, due to the extraordinary amount recorded in 2001 from the sale of the stake in the Profuturo pension fund manager.

Net attributable profit. As a result of the items described above, net attributable profit was €376 million in 2002, down 14.3%. In 2001, net attributable profit was €438 million, up 9.5%.

Corporate Activities and Other

	For the Year ended December 31,			Change
	2002	2001	2000	2002/2001		2001/2000
	(in millions of euros)			(in percentages)
Net interest income	(63)	167	(19)	n.m.	(1)	n.m. (1)
Net fee income	(111)	(112)	(133)	(0.9)		(15.8)

Basic margin	(174)	55	(152)	n.m.	(1)	(136.2)
Market operations	227	15	287	n.m.	(1)	(94.8)

Ordinary revenue	53	70	135	(24.3)		(48.1)
General administrative expenses	(371)	(326)	(262)	13.8		24.4

	For the Year ended December 31,			Change
	2002	2001	2000	2002/2001		2001/2000
	(in millions of euros)			(in percentages)
Personnel costs	(429)	(425)	(370)	0.9		14.9
Other administrative expenses	58	99	108	(41.4)		(8.3)
Depreciation and amortization	(139)	(135)	(127)	3.0		6.3
Other operating revenues and expenses, net	(20)	(9)	(26)	122.2		(65.4)

Net operating expense	(477)	(400)	(280)	19.3		42.9
Net income from companies accounted for by the equity method	(14)	339	536	n.m.	(1)	(36.8)
Amortization of consolidation goodwill	(679)	(1,143)	(923)	(40.6)		23.8
Net income on Group transactions	363	900	1,320	(59.7)		(31.9)
Net loan loss provisions	(176)	(27)	67	n.m.	(1)	n.m. (1)
Extraordinary items, net	(70)	(18)	(489)	288.9		(96.3)

Pre-tax profit	(1,053)	(349)	231	n.m.	(1)	n.m. (1)
Corporate income tax and other taxes	470	210	(66)	122.7		n.m. (1)

Income before minority interests	(583)	(139)	165	329.9		n.m. (1)
Minority interests	(89)	(165)	(234)	(46.1)		(29.5)

Net attributable loss	(672)	(304)	(69)	(121.1	).	(340.6)

(1)	Not material

Net interest income. Net interest expense for 2002 was €63 million, compared to net interest income of €167 million the previous year. Much of this downturn was attributable to the smaller dividends collected from investee companies, which totaled 46.5% less than in 2001. In 2001, net interest income totaled €167 million, as compared to net interest expense of €19 million the previous year, partly due to the larger amount of dividends collected during 2001.

Net fee income. Net fee expense for 2002 totaled €111 million. In 2001, net fee expense totaled €112 million, down 15.8%.

Basic margin. Adding net interest income and net fee income for 2002 results in a basic margin of negative €174 million.

Market operations. In 2002 income from market operations amounted to €227 million, following transactions which generated €301 million of income. In 2001, income from market operations totaled €15 million, down 94.8%, due to the divestment, in 2000 of interests in Sogecable, Carrefour and Avasa, thus generating €350 million of income from market operations.

General administrative expenses, depreciation and amortization and net other operating revenues and expenses. Operating expenses for 2002 totaled €530 million, up 12.7%. In 2001, operating expenses were €470 million, up 13.25%.

Net operating expense. As a result of subtracting, among other items, general administrative expenses and depreciation and amortization from ordinary revenue, net operating expenses totaled €477 million, up 19.3%. In 2001, net operating expense was €400 million, up 42.9%.

Net income from companies accounted for by the equity method. Net loss from companies accounted for by the equity method totaled €14 million compared to €339 million of net income at the end of 2001. In particular, gross income from companies accounted for by the equity method in the Industrial and Real Estate unit dropped 74.6% in 2002, mainly due to the impact of the Argentinean crisis on companies with interests in the country and the amortization of the UMTS licenses by Telefónica. In 2001, net income from companies accounted for by the equity method amounted to €339 million, down 36.8%.

Amortization of consolidation goodwill. Goodwill amortization charges for 2002 totaled €679 million, down 40.6% from the unusually high level achieved in 2001. Goodwill amortization charges for 2001 totaled €1,143 million, up 23.8%, due to additional charges amortizing the incorporation of Bancomer and the goodwill of BBVA Banco Francés and Consolidar AFJP.

Net income on Group transactions. Net income on Group transactions for 2002 totaled €363 million, down 59.7%, due in part to exchange rate losses generated in the BBV Brasil transaction with Bradesco. In 2001, net income on Group transactions amounted to €900 million, down 31.9%, due to extraordinary amounts generated in 2000 from the sale of interests.

Net loan loss provisions. Net loan loss provisions for 2002 totaled €176 million, which were particularly affected by the reclassification of Argentina from group 4 to group 5 in country risk rankings set by the Bank of Spain, which led to an increase in coverage of risk positions. In 2001, net loan loss provisions totaled €27 million.

Net attributable loss. As a result of the items described above, net attributable loss was €672 million in 2002, down 121.1%. In 2001, net attributable loss was €304 million.

Argentina

Because the political and economic conditions in Argentina in the last several years had a significant negative effect on the entire banking sector and have consequently severely affected the operating results of our Argentinean operations during the period, management in 2002 elected to separate the operating results of our Argentinean operations from those of the Banking in America and Asset Management and Private Banking areas and our other consolidated activities.

	For the Year ended December 31,			Change
	2002	2001	2000	2002/2001	2001/2000
	(in millions of euros)			(in percentages)
Net interest income	324	664	631	(51.2)	5.2
Net fee income	101	436	400	(76.8)	9.0

Basic margin	425	1,100	1,031	(61.4)	6.7
Market operations	101	38	46	165.8	(17.4)

Ordinary revenue	526	1,138	1,077	(53.8)	5.7
General administrative expenses	(173)	(560)	(561)	(69.1)	(0.2)
Personnel costs	(92)	(353)	(355)	(73.9)	(0.6)
Other administrative expenses	(81)	(207)	(206)	(60.9)	0.5
Depreciation and amortization	(19)	(73)	(75)	(74.0)	(2.7)
Other operating revenues and expenses, net	(8)	(15)	(11)	(46.7)	36.4

Net operating income	326	490	430	(33.5)	14.0
Net income from companies accounted for by the equity method	(8)	6	2	(214.3)	250.0
Amortization of consolidation goodwill	—	—	—	—	—
Net income on Group transactions	—	—	—	—	—
Net loan loss provisions	(248)	(532)	(100)	(53.4)	432.0
Extraordinary items, net	(154)	(752)	(40)	(79.6)	1780.0

Pre-tax profit	(84)	(787)	292	(89.3)	(369.5)
Corporate income tax and other taxes	92	357	(80)	(74.2)	(546.3)

Income before minority interests	8	(430)	212	(101.9)	(302.8)
Minority interests	(14)	212	(68)	(106.6)	(411.8)

Net attributable profit (loss)	(6)	(218)	144	(97.2)	(251.4)

Net interest income. Net interest income for 2002 totaled €324 million, down 51.2%, principally due to decreases in the yield spread and in volumes of interest-earning assets, partially offset by decreases in average interest-bearing liabilities. In 2001, net interest income totaled €664 million, up 5.2%, principally due to increases in the yield spread and in the volume of interest-earning assets.

Net fee income. Net fee income for 2002 totaled €101 million, down 76.8%, mainly due to decreases in the volume and numbers of transactions generating service charges on deposit accounts and in the use of credit cards due to the economic environment in Argentina. In 2001, fee income totaled €436 millions, up 9.0%, mainly due to increases in the volume of transactions of service charges on deposit accounts.

Basic margin. Adding net interest income and net fee income for 2002 results in a basic margin of €425 million, 61.4% lower than in 2001.

Market operations. Income from market operations for 2002 totaled €101 million, up 165.8%, mainly due to gains on foreign exchange derivatives transactions related to the Argentinean Peso. In 2001, income from market operations totaled €38 million, down 17.4%.

General administrative expenses, depreciation and amortization and net other operating revenues and expenses. Operating expenses totaled €200 million in 2002, down 69.1%, mainly because of decreases in personnel costs, fees and external administrative services, advertising and promotion, business travel and development and other operating expenses. Personnel expenses decreased during 2002 principally as a result of decreases in the number of bank personnel. In 2001, total operating expenses totaled €648 million, up 0.2% from 2000.

Net operating income. As a result of subtracting, among other items, general administrative expenses and depreciation and amortization from ordinary revenue, net operating income for 2002 was €326 million, down 33.5%, mainly due to the decrease in ordinary revenue, partially offset by the decrease in operating expenses. In 2001, net operating income was €490 million, up 14.0%, mainly due to the increase in ordinary revenue.

Other items. Net loan loss provisions for 2002 totaled €248 million, down 53.4%, mainly due to the registration of provisions made at the close of 2001. Net extraordinary expenses for 2002 amounted to €154 million, down 79.6%. Net loan loss provisions for 2001 totaled €532 million, up 432.0%, mainly due to the provisions made by management against losses arising from Argentina’s deep economic crisis and the increase in the non-performing loan portfolio. In 2001, net extraordinary expense totaled €752 million.

Net attributable profit (loss). As a result of the items described above, net attributable loss for 2002 was €6 million in 2002, down 97.2%. In 2001, net attributable loss was €218 million, down 251.4%.

B. Liquidity and Capital Resources

The principal objective of our liquidity policy is to ensure access to credit, even in critical situations.

Our principal source of funds is our deposit base, which consists primarily of demand, savings and customer time deposits. In addition, we complement our customer deposits through access to the interbank market (overnight and time deposits) and to the domestic and international capital markets. For this purpose, we have in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. We maintain a diversified portfolio of liquid assets and securitized assets throughout the year. In addition, another source of liquidity is the generation of cash flow. We also supplement our funding requirements, to a very limited extent, with borrowings from the Bank of Spain consisting mainly of short-term borrowings at market interest rates, which is a common practice in Spain.

The following table shows the average balances during the years 2002 and 2001 of our principal sources of funds:

	For the Year ended December 31,
	2002	2001
	(in millions of euros)
Customer deposits	146,560	166,499
Due to credit entities	56,119	64,588
Debt securities in issue	38,386	37,335

Total	241,065	268,423

Deposit Base

Our total customer funds (customer deposits, excluding assets sold under repurchase agreements, marketable debt securities and subordinated debt) totaled €127 billion at December 31, 2002. Including assets sold under repurchase agreements, customer funds totaled €146 billion at December 31, 2002. Customer funds decreased mainly due to the impact of the Argentine banking crisis on our banking operations in Argentina and the effect of the devaluation of currencies in Argentina, Mexico and Brazil, which caused the value in euros of deposits in these countries recorded on our Consolidated Balance Sheets to decrease.

Interbank and Capital Markets

We have increased debt issuances in the domestic and international capital markets in order to finance our activities, and at December 31, 2002, we had €27,523 million of senior debt outstanding, comprising €22,394 million in bonds and debentures and €5,129 million in promissory notes and other securities. See Note 19 to the Consolidated Financial Statements. A total of €6,487 million in subordinated debt, and €4.4 billion in preferred stock, issued or guaranteed by BBVA was outstanding at December 31, 2002. See Notes 21 and 22 to the Consolidated Financial Statements.

The average maturity of our outstanding debt at December 31, 2002 is the following:

Senior debt	3 years
Subordinated debt	6 years

The following table discloses aggregate information about our senior debt at December 31, 2002, for each period in which payments are due.

Debt Payments Due
(in millions of euros)
Maturity Period
2003	12,606
2004	4,401
2005	452
2006	847
2007	3,515
After 2007	5,702

Total	27,523

The following table discloses aggregate information about our subordinated debt at December 31, 2002 for each period in which payments are due.

Subordinated Debt Payments Due
(in millions of euros)
Maturity Period
2003	21
2004	333
2005	448
2006	802
2007	173
After 2007	4,710

Total	6,487

The cost and availability of subordinated debt financings are influenced by credit ratings. A reduction in these ratings could increase the cost of, and reduce market access to debt financing. At December 31, 2002, the credit ratings of BBVA were as follows:

	Short Term	Long Term	Financial Strength
Moody’s	P-1	Aa2	B+
Fitch—IBCA	F-1+	AA-	B
Standard & Poor’s	A-1+	AA-	—

On April 4, 2002, Standard & Poor’s revised its rating outlook for BBVA to negative from stable, based on the potential impact on BBVA of a deterioration of the fragile situation of Argentina’s financial system. The other main ratings agencies, Moody’s and Fitch-IBCA have confirmed a stable outlook for BBVA in 2002.

In each of March and December 2002, BBVA International, Ltd., a wholly-owned subsidiary of BBVA, issued preferred stock amounting to €500 million. We also exercised the early redemption option for several issues. As of April 12, 2002 a DEM200 million nominal amount issued by BBVA Capital Funding Ltd. as Series A and B, bearing 9% coupon, was called. In June 30, 2002, a $250 million nominal amount issued by BBVA Preferred Capital Ltd. as Series A, bearing 7.80% coupon, was amortized. BBVA International Gibraltar exercised the early redemption option for the $250 million nominal, 8% coupon of its Series E in June 30, 2002 and for the Series B, $100 million nominal, 9% coupon, the call option was exercised as of December 15, 2002.

Generation of Cash Flow

We operate in Spain and over 20 other countries, mainly in Europe and in Latin America. Although, at this moment, except for Argentina, we are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, there is no assurance that in the future such restrictions will not be adopted or that, if adopted, they will not negatively affect our business. The geographic diversification of our businesses limits the effect of any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

Other contingent liabilities and commitments

In addition to loans, we had outstanding the following contingent liabilities and commitments at the dates indicated:

	At December 31,
	2002	2001
	(in millions of euros)
Contingent liabilities:
Rediscounts, endorsements and acceptances	5,370	62,097
Guarantees and other sureties	15,109,713	13,713,924
Other contingent liabilities	3,041,745	2,699,583

Total contingent liabilities	18,156,828	16,475,604
Commitments:
Balances drawable by third parties:
Credit entities	2,521,177	2,349,633
Public authorities	4,288,788	2,994,873
Other domestic sectors	25,842,248	26,183,898
Non-domestic sectors	16,101,984	21,388,686

Total balances drawable by third parties	48,754,197	52,917,090
Other commitments	2,865,188	2,372,081

	At December 31,
	2002	2001
	(in millions of euros)
Total commitments	51,619,385	55,289,171

Total contingent liabilities and commitments	69,776,213	71,764,775

Off-balance sheet arrangements

In addition to the above-mentioned contingent liabilities and commitments, at the end of 2002 and 2001, we had other transactions which, pursuant to current legislation, are not reflected in the Consolidated Financial Statements. The detail of the notional or contractual value of these transactions as of December 31, 2002 and 2001, is as follows:

	At December 31,
	2002	2001
	(in thousands of euros)
Foreign currency purchase and sale transactions and swaps	50,085,387	37,905,142
Foreign currency purchases against euros	19,611,600	17,456,059
Foreign currency purchases against foreign currencies	21,640,807	9,896,857
Foreign currency sales against euros	8,832,980	10,552,226
Financial asset purchase and sale transactions	6,638,876	2,751,764
Purchases	1,085,452	633,455
Sales	5,553,424	2,118,309
Forward rate agreements (FRA)	22,413,334	111,359,842
Bought	13,759,612	57,444,797
Sold	8,652,722	53,915,045
Interest rate swaps	454,602,653	436,403,810
Securities swaps	6,921,838	3,848,898
Interest rate futures	49,243,706	42,078,138
Bought	13,136,816	15,572,963
Sold	36,106,890	26,505,175
Securities futures	431,910	1,057,253
Bought	33,051	301,546
Sold	398,859	755,707
Interest rate options	69,366,501	69,283,264
Bought	37,819,076	36,721,077
Sold	31,547,425	32,862,187
Securities options	19,052,486	20,363,023
Bought	4,303,747	4,878,950
Sold	14,748,739	15,484,073
Foreign currency options and futures	8,695,760	22,343,262
Bought	3,949,889	10,552,096
Sold	4,745,871	11,791,166
Other transactions	1,292,090	818,597

Total	688,744,541	775,212,993

The notional or contractual amounts of these transactions do not necessarily reflect the actual risk assumed by us, since our net position in these financial instruments is often the result of offsetting or combining multiple transactions. This net position, even if it is not deemed a hedge for accounting purposes, is used by us generally to eliminate or significantly reduce interest rate, market or exchange risk. The resulting gains or losses on these transactions are included under the “Gains (Losses) on Financial Transactions” caption in the consolidated statements of income. Any gains or losses on hedging transactions are included as an increase in, or offset of, the results on the positions covered by them.

The detail of the off-balance-sheet funds managed by us as of December 31, 2002 and 2001, is as follows:

	December 31,
	2002	2001
	(in thousands of euros)
Mutual funds	43,581,299	49,900,947
Pension funds	36,563,294	41,248,849
Assets managed	28,670,233	33,345,967

Total	108,841,826	124,495,763

Our off-balance sheet funds decreased in 2002 mainly due to overall declines in market values, the effect of the banking and political crisis in Argentina on our operations in Argentina and the devaluation of currencies in Argentina, Mexico and Brazil, which caused the value in euros of off-balance sheet funds in these countries to decrease.

BBVA has entered into an agreement with Terra Networks which gives Terra Networks a liquidity mechanism (which is subject to adjustment upon completion of the agreed merger between Uno-e Bank and Finanzia) over its shares in the merged entity. Terra Networks has the right to sell its stake to BBVA between April 1, 2005 and September 30, 2007 at a price equal to the higher of (i) the market value of the securities as determined by an investment bank, and (ii) the amount obtained by multiplying (a) the after-tax profits of Uno-e Bank, by (b) BBVA’s price/earnings ratio, by (c) the percentage holding in Uno-e Bank that Terra Networks intends to sell. However, in no event can the sale price under (i) or (ii) above be less than €148.5 million if Uno-e Bank does not achieve certain net ordinary revenue and pre-tax income targets.

See Note 26 to the Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.

Capital

Under the Bank of Spain’s capital adequacy regulations, at December 31, 2002 and December 31, 2001, we were required to have a ratio of consolidated stockholders’ equity to risk-weighted assets and off-balance sheet items (net of certain amounts) of not less than 8%.

At December 31, 2001, our ratio of total capital to risk-weighted assets was 11.4% and our shareholders’ equity exceeded the shareholders’ equity minimum level required by 25.7%. At December 31, 2002 this ratio was 11.2% and our shareholders’ equity exceeded the shareholders’ equity minimum level required by 23.6%. However, based purely on the framework of the Basel Accord and using such additional assumptions as we consider appropriate, we have estimated that at December 31, 2001 and December 31, 2002, our consolidated Tier I risk-based capital ratio was 8.5% and 8.4% respectively, and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was 12.6% and 12.5% respectively. The Basel Accord recommends that these ratios be at least 4% and 8% respectively.

For qualitative and quantitative information on the principal risks we face, including market, credit, liquidity, operational and legal risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

C. Research and Development, Patents and Licenses, etc.

We do not currently conduct any significant research and development activities.

D. Trend Information

The European financial services sector is likely to remain competitive with increasing numbers of providers of financial services and alternative distribution channels. Further consolidation in the sector (through mergers, acquisitions or alliances) is likely as the other major banks look to increase their market share or combine with complementary businesses. It is foreseeable that regulatory changes will take place in the future that will diminish barriers in the markets.

The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on the company or that would cause the disclosed financial information not to be indicative of our future operating results or our financial condition:

•	uncertainties relating to economic growth expectations, especially in the United States, and the impact they may have over interest and exchange rates;

•	the effect that economic slowdown may have over Latin America and fluctuations in interest and exchange rates;

•	the chance that a worsening in the macroeconomic environment will further deteriorate the quality of credit;

•	a downturn in capital markets;

•	inflationary pressures, because of the effect they may have in relation to the increase of interest rates and decreases of growth; and

•	although it is foreseeable that entry barriers to domestic markets in Europe will be lowered, our plans of expansion into other markets could be affected by regulatory requirements of the national authorities of these countries.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

BBVA is managed by a Board of Directors, which, in accordance with the current bylaws (Estatutos), as approved by the general meeting of shareholders on March 1, 2003 (subject to authorization by and registration with the Vizcaya Mercantile Registry) must consist of no less than 9 and no more than 18 members. All members of the Board of Directors are elected to serve five-year terms. One-fifth of the members are subject to re-election every year by the shareholders at a general meeting. In order to qualify to serve as a director, a person must either (a) have held 8,000 shares for a period of more than two years (although the requirement in respect of the period of time for which the shares are held may be waived by agreement of two-thirds of the members of the board), or (b) have been party to an employment or service contract with us at the time of his election. However, this shareholding requirement is not applicable to those members of the Board of Directors elected during the transition period ended December 20, 2001, or by a decision of two-thirds of the Board of Directors. Mr. Francisco Gonzalez Rodríguez is BBVA’s Chairman and Chief Executive Officer.

The Board of Directors delegates all management functions, except those that it must retain due to legal or statutory requirements, to the Permanent Executive Committee (Comisión Delegada Permanente), which comprises a large majority of independent directors and which generally meets three times per month. The Board of Directors has constituted other committees composed of directors in order to assist the Board of Directors in some of its functions in accordance with the statutory provisions: the Audit and Compliance Committee, and the Appointments and Compensation Committee, both of which are exclusively composed of independent directors, a Risk Committee comprising a majority of independent directors and Briefing Committee comprising all the directors.

The Board of Directors, aware of the importance for major institutions to have a system of corporate governance establishing principles that guide the structure and functioning of its corporate bodies in the interest of BBVA and its shareholders, adopted a new corporate governance system in June 2002. See “—Board Practices—Directors’ Code”.

In BBVA’s structure, there are two corporate bodies in a strict sense: the Board of Directors and the Permanent Executive Committee, both formed by a majority of independent directors.

These are complemented by other board committees that have been set up to ensure that this corporate body’s duties are performed as best as possible, namely the Audit and Compliance Committee and the Appointments and Compensation Committee, formed of directors who must be independent directors.

Furthermore, BBVA’s status as a financial institution requires strengthening of the function which the Board of Directors must carry out as the party responsible, in last instance, for the periodic review of our risk strategies and policies. The Board of Directors is therefore supported by a specific Risk Committee serving such purpose.

The rights and duties of the directors, a consequence of conduct and ethical principles, are laid down in the new Estatuto del Consejero (“Directors’ Code”), an essential element of BBVA’s system of governance.

The new system of corporate governance is comprised of BBVA’s Principles of Corporate Governance and other documents such as the Directors’ Code and the correspondent charters to each of the different committees.

However, BBVA’s system of corporate governance is conceived as a dynamic process, which must analyze periodically in line with its evolution of the results occurring in the implementation thereof, any regulations that may be established and recommendations made on the best market practices adapted to the corporate reality.

Board of Directors

The Board of Directors is currently comprised of 16 members. Messrs. Román Knörr Borrás, Ricardo Lacasa Suárez and Susana Rodríguez Vidarte were appointed directors at the meeting of the Board of Directors held on May 28, 2002, and Mr. Richard C. Breeden was appointed a director at the meeting of the Board of Directors held on October 29, 2002.

The current terms of the directors began in 1999 and will expire in 2004, except for Messrs. Juan Carlos Álvarez Mezquíriz, José María San Martín Espinós and Jaume Tomás Sabaté who were re-elected in 2001 and whose appointments, will therefore continue until 2006, and Messrs. Román Knörr Borrás, Ricardo Lacasa Suárez, Susana Rodríguez Vidarte and José Ignacio Goirigolzarri Tellaeche, who were re-elected in 2003 and whose appointments will therefore continue until 2008. Telefónica was appointed as director of BBVA on April 17, 2000 and its term will expire in 2005.

The following table sets forth the names of the members of the Board of Directors as of the date of this Annual Report and their current positions.

Name	Current Position	Present Principal Outside Occupation and Five-Year Employment History(*)
Francisco González Rodríguez(1)	Chairman and Chief Executive Officer	Director, Empresa Nacional de Electricidad, S.A., October 1996 – October 2000; Chairman, Argentaria, May 1996 –January 2000; Chairman, BBVA, since January 2000.

José Ignacio Goirigolzarri Tellaeche(1)	President and Chief Operating Officer	Director, Telefónica, S.A., April 2000 –April 2003; Vice President, Repsol YPF, S.A., April 2002 – April 2003; Director, BBVA Bancomer Servicios, S.A.; Director, Grupo Financiero BBVA Bancomer; Director, BBVA Bancomer, S.A.; Managing Director, Retail Banking, BBV, 1995 – 2000; Managing Director, Banking in America, BBVA, 2000 – 2001.

Jesús María Caínzos Fernández(1)(4)(5)	Vice Chairman, Independent Director	Vice Chairman, Janssen Pharmaceutica until July 2000.

Juan Carlos Álvarez Mezquíriz(2)(3)(5)	Independent Director	Co-Chairman, Grupo Eulen; Director, Bodegas Vega Sicilia, S.A.

Richard C. Breeden(5)	Independent Director	Chairman, Richard C. Breeden & Co.; Chairman, President and CEO, Equivest Finance, Inc., 1996 – 2002; Trustee in Bankruptcy, Bennett Funding Group, 1996-2002.

Name	Current Position	Present Principal Outside Occupation and Five-Year Employment History(*)
Ramón Bustamante y de la Mora(2)(4)(5)	Independent Director	Director, Ctra. Inmo. Urba. Vasco-Aragonesa, S.A.

Ignacio Ferrero Jordi(2)(3)(5)	Independent Director	Chairman, Nutrexpa, S.A.

Román Knörr Borrás(1)(5)	Independent Director	Chairman, Carbónicas Alavesas, S.A.; Director, Aguas de San Martín de Veri, S.A.; Director, Mediasal 2000, S.A.; Chairman, Confebask (Basque Business Confederation)

Ricardo Lacasa Suárez(2)(4)(5)	Independent Director	CEO, Banco Popular Español, S.A., until 1999.

José Maldonado Ramos(5)(6)	Director and General Secretary	Director, Telefónica S.A., February 1999 – April 2003; Secretary of the Board of Directors and Director and General Secretary, Argentaria, May 1997 – 2000; Director and General Secretary, BBVA, since January 2000.

Gregorio Marañón y Bertrán de Lis(3)(4)(5)	Independent Director	Chairman, Productos Roche, S.A.; Director, Promotora Informaciones, S.A.; Director, Asland, S.A.; Director, Viscofán, S.A., Director, Sogecable, S.A.; Attorney at Law (sole practitioner)

Enrique Medina Fernández(1)(4)(5)	Independent Director	Director and Secretary, Sigma Enviro, S.A.

Susana Rodríguez Vidarte(2)(5)	Independent Director	Dean of Deusto “La Comercial” University since 1996

José María San Martín Espinós(1)(3)(5)	Independent Director	Director and Managing Director, Construcciones San Martín S.A.

Jaume Tomás Sabaté(1)(3)(5)	Independent Director	Chairman, Arbora Holding, S.A.; Director, Corporación Agrolimen, S.A.

Telefónica de España, S.A.(5)(7)(8)

(*)	Where no date is provided, position is currently held.
(1)	Member of the Permanent Executive Committee.
(2)	Member of the Audit and Compliance Committee.
(3)	Member of the Appointments and Compensation Committee.
(4)	Member of the Risk Committee.
(5)	Member of the Briefing Committee.
(6)	Secretary of the Board of Directors.
(7)	Represented by Mr. Angel Vilá Boix.
(8)	See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Strategic Alliance with Telefónica”.

Executive Officers (“Comité de Dirección”)

The executive officers of the bank were each appointed for an indefinite term. Their positions as of the date of this Annual Report are as follows:

Name	Current Position	Present Principal Outside Occupation and Five-Year Employment History(*)
Francisco González Rodríguez	Chairman and Chief Executive Officer	Director, Empresa Nacional de Electricidad, S.A., October 1996 – October 2000;

Name	Current Position	Present Principal Outside Occupation and Five-Year Employment History(*)
Chairman, Argentaria, May 1996 –January 2000; Chairman, Uno—e Bank, S.A., December 1999 – January 2000; Chairman, BBVA, since January 2000.

José Ignacio Goirigolzarri Tellaeche	President and Chief Operating Officer	Director, Telefónica, S.A. April 2000 –April 2003; Vice President, Repsol YPF, S.A., April 2002 – April 2003; Director, BBVA Bancomer Servicios, S.A.; Director, Grupo Financiero BBVA Bancomer; Director, BBVA Bancomer, S.A.; Managing Director, Retail Banking, BBV, 1995 – 2000; Managing Director, Banking in America, BBVA, 2000 – 2001.

José Maldonado Ramos	Director and General Secretary	Director, Telefónica S.A., February 1999 – April 2003; Director and General Secretary, Argentaria (BBVA since January 2001), since May 1997.

José María Abril Pérez	Wholesale and Investment Banking	Director, Repsol S.A.; Director, Cía. Inmob. Metro. Vasco Central; Director, Gas Natural S.A.; Director, Bodegas y Bebidas S.A.; Director, Corp. IBV Servicios Tecnológicos S.A.; Chairman, S.A. Proyectos Industri. Conjuntos; Director, Iberia Lineas Aereas de España, S.A.; Managing Director, Industrial Group, BBVA, since 1999; Managing Director, Industrial and Real Estate Holdings, BBV, 1998 –1999; Managing Director, BBV, Real Estate Holdings, 1995 – 1998.

Eduardo Arbizu Lostao	General Counsel	General Counsel, BBVA, since 2002; Chief Executive Officer, Barclays Bank Spain, 1997 – 2002; General Secretary, Barclays Bank, 1996 – 1997.

Ángel Cano Fernández	Human Resources and Services	Chief Financial Officer, BBVA, 2001 –2002, Controller, BBVA, 2000 –2001; Controller, Argentaria, 1998 –2000; Assistant Controller, Argentaria, 1996 – 1998.

Manuel González Cid	Finance Division	Head of Strategic Planning, Argentaria, Corporacion Bancaria de España, S.A., 1993 – 1998; Deputy General Manager – Head of Corporate Development, Argentaria, 1998 – 1999; Member of the Board of Directors of Banco Atlantico, S.A. and Argentaria Asset Management Companies, 1998 – 1999; Deputy General Manager, BBVA – Head of the Merger Office, 1999 – 2001; Head of Corporate Development, BBVA, 2001 – 2002.

Julio López Gómez	Retail Banking Spain and Portugal	Managing Director, BBVA, Retail Banking Spain and Portugal, since 2001; Managing Director, BBVA, Retail Banking Spain, 2001; Corporate Banking, BBVA, 2000 – 2001; Business Development, BBVA, 2000; Business Development, BBV, 1996 – 2000.

Name	Current Position	Present Principal Outside Occupation and Five–Year Employment History(*)

Manuel Méndez del Río	Risks	Managing Director, Risk Management, BBVA, since 1999; Managing Director, Presidency, Argentaria, 1997 – 1999; Managing Director, Global Risk Management, Investment Funds, Pension Funds and Insurance, Santander Group, 1987 – 1997.

Vitalino Nafría Aznar	America	Managing Director, BBVA Bancomer, since 2002; Director, BBVA Bancomer, 2000 – 2002; Chief Executive Officer, BBV Mexico, 1998 – 2000; Managing Director, Basque region, BBV, 1996 – 1998.

Ignacio Sánchez-Asiaín Sanz	Systems and Operations	Managing Director, Asset Management and Private Banking, BBVA, since 2001; Managing Director, Americas Banking, 2001; Managing Director, Business Development, Americas Banking, 2000 – 2001; Deputy Managing Director, BBV, 1998 – 2000; Managing Director, Business Development, International Banking, BBV, 1996 – 1998.

José Sevilla Álvarez	Head of the Office of the Chairman	Head of Finance Division, Latin American Banking, BBV, 1998 – December 2001; Head of Business Development, BBVA, December 2001 – January 2003; Head of the Office of the Chairman, with responsibility for accountancy, internal audit and compliance, since January 2003.

(*)	Where no date is provided, positions are currently held.

B. Compensation

The members of the Board of Directors earned an aggregate of €4.7 million of fixed compensation and €2.0 million of per diems and variable compensation in 2002. The compensation included per diems earned by members of the Board of Directors deriving from their status as directors of other Group companies, which amounted to €65,000. The Board of Directors is empowered by BBVA’s bylaws to distribute up to four percent of BBVA’s annual net income to its members. This amount may only be distributed after provisions of reserves, as required by law, have been made and after distribution of four percent of BBVA’s share capital in the form of dividends to its shareholders. The executive directors earned in this capacity €2.4 million of fixed compensation and €8.4 million of variable compensation in 2002.

In 2002, the remuneration of all executive officers (excluding executive directors) amounted to €4.3 million of fixed remuneration and €13.69 million of variable remuneration, including the payment of extraordinary incentives – not linked to share performance—for 2000 and 2001.

Upon termination of their service on the Board of Directors, directors will be entitled to pension benefits. As of December 31, 2002, the accrued pension commitment to executive directors amounted to €36.3 million, of which €8.6 million was recorded with a charge to 2002. The net charges to directors’ pension provisions amounted to €180,089. Also, the provisions recorded in 2002 to cover pension commitments to current members of the Board of Directors amounted to €604,090. As of December 31, 2002, the accrued pension commitments to BBVA’s current executive officers (excluding executive directors) amounted to €30.1 million.

Incentive Plans

The incentive program for executive directors and senior managers linked to the appreciation of BBVA’s shares, which was approved on April 17, 2000, expired on its terms on December 31, 2002, and since the market price of the shares on that date was lower than the exercise price, no payments were made to beneficiaries.

Advance Payments and Personal Loans to Directors and Executive Officers

The total of advance payments and personal loans granted by BBVA and its consolidated subsidiaries to the members of the Board of Directors and outstanding as of December 31, 2002 amounted to €1,098,900 at interest rates of between 4% and 5%, of which €915,300 was granted to executive directors and €183,600 to non-executive directors. At December 31, 2002, no guarantees had been extended to secure directors’ obligations or commitments.

The total of advance payments and personal loans granted by BBVA to executive officers (excluding executive directors) and outstanding as of December 31, 2002 amounted to €1,599,900. At December 31, 2002, guarantees in the amount of €4,389 had been extended to secure executive officers’ (excluding executive directors’) obligations or commitments.

C.	Board Practices

The Board of Directors delegates all management functions, except those that it must retain due to legal or statutory requirements, to the Permanent Executive Committee (Comisión Delegada Permanente), which comprises a large majority of independent directors and which generally meets three times per month. The Board of Directors has constituted other committees composed of directors in order to assist the Board of Directors in some of its functions in accordance with the statutory provisions: the Audit and Compliance Committee, and the Appointments and Compensation Committee, both of which are exclusively composed of independent members of the Board of Directors, a Risk Committee comprising a majority of independent directors and a Briefing Committee comprising all the members of the Board of Directors.

Committees

For the best performance of its duties, and in accordance with internationally accepted principles of good corporate governance, the Board of Directors has created the Audit and Compliance Committee; the Appointments and Compensation Committee; the Risk Committee; and a specific committee that serves to contribute to the Directors’ knowledge about the Bank’s organization and activities. All these committees started to perform their duties on June 28, 2002.

Permanent Executive Committee

On December 31, 2002, the Permanent Executive Committee was formed of seven members (two executive directors and five independent directors) as follows:

Chairman and Chief Executive Officer:	Mr. Francisco González Rodriguez

Vice-Chairman:	Mr. Jesús María Caínzos Fernández

President and Chief Operating Officer:	Mr. José Ignacio Goirigolzarri Tellaeche

Directors:	Mr. Román Knörr Borrás Mr. Enrique Medina Fernández Mr. José María San Martín Espinós Mr. Jaume Tomás Sabaté

According to the corporate bylaws, its duties, among others, are to draw up and propose general policy guidelines, criteria to be followed in creating programs and indicating targets, examining proposals presented in this respect, comparing and authorizing the actions and results for any direct or indirect activities carried out by the Bank; determining the investment volume for each of them; approving or rejecting transactions, deciding on the terms and conditions; ordering internal or external inspections and audits in any or all areas of BBVA’s business; and, generally, exercizing such authorities as may be delegated by the Board of Directors.

The Permanent Executive Committee holds ordinary meetings three times a month, and during 2002 it held a total of 32 meetings.

The matters submitted for the Permanent Executive Committee’s consideration during 2002 referred, among others, to the following issues:

•	The Group’s financial plan, undertakings made to the investment community, and regular monitoring of the income statement;

•	Strategic and specific projects;

•	Investments and divestments of special relevance;

•	Credit risk transactions that entail high amounts or are particularly important and must be authorized by the committee, establishment of market risk limits, and general review of risk policy;

•	Granting of powers that refer to specific areas or actions, or that differ significantly from general models;

•	Proposals regarding appointments in investee companies; and

•	Specific issues which, on account of their special interest, have been submitted to the Permanent Executive Committee’s consideration.

Audit and Compliance Committee

The Audit and Compliance Committee supervises the financial statements and the exercise of BBVA’s control function. This committee will be vested with the powers and resources necessary for the exercise of this fundamental function within the corporate sphere. In accordance with BBVA’s Principles of Corporate Governance, it is formed exclusively by independent directors, who may not be members of the Permanent Executive Committee, with the dedication, capacity and experience necessary for carrying out this duty.

On December 31, 2002, the Audit and Compliance Committee members were:

Chairman:	Mr. Ricardo Lacasa Suárez

Members:	Mr. Juan Carlos Álvarez Mezquíriz Mr. Ramón Bustamante y de la Mora Mr. Ignacio Ferrero Jordi Mrs. Susana Rodríguez Vidarte

This committee has specific rules, approved by the Board of Directors, which determine its functions, and establish the procedures to enable it to comply with its mission. Its functions currently are:

•	To supervise the sufficiency, adequacy and efficient functioning of internal control systems in such a manner that ensures the correctness, reliability, sufficiency and clarity of (i) our financial statements as contained in the annual and quarterly reports, and (ii) the accounting or financial information which may be required by the Bank of Spain or other regulatory bodies, including those pertaining to countries where we carry out activities;

•	To monitor our compliance with applicable domestic or international regulations in matters relating to money laundering, conduct in the securities markets, data protection, and competition, as well as to ensure that requests for information or action made by official bodies holding competency in these areas are fulfilled in time and form;

•	To ensure that the ethical codes and code of conduct applicable to our personnel meet regulatory requirements and are adequate; and

•	To monitor compliance of directors with the provisions contained in the Directors’ Code, as well as with regulations applicable to conduct in the securities markets.

The committee may outsource the contracting of advisory services in material matters when it is considered that, due to reasons of specialization or independence, these cannot be rendered by our experts or technical staff.

The General Shareholders Meeting held on March 1, 2003 agreed, in compliance with the mandate included in Law 44/2002 of November 22, 2002, to redraft article 48 of BBVA’s bylaws to include the functioning of the Audit and Compliance Committee in relation with its composition, competences and internal rules.

Appointments and Compensation Committee

In accordance with the Principles of Corporate Governance, the qualification of the persons proposed to be appointed as members of the Board of Directors must be evaluated by the Appointments and Compensation Committee, which considers the personal and professional attributes of the candidate, as well as the needs which the company’s governing bodies may have from time to time.

This committee assists the Board of Directors with matters related to remuneration, and is responsible for proposing the remuneration system for the board as a whole, evaluating the responsibility, dedication and incompatibilities which are required of directors. The members of this committee determine the extension and amount of remuneration, rights, and compensation of an economic content, of BBVA’s Chairman and CEO and other executive directors.

This committee also analyzes proposals for multi-annual incentive plans which affect senior management and, in particular, those plans which may be established which are linked to BBVA’s share price. The committee keeps informed of the fundamental aspects relating to the general salary policy of the bank and of the members of the Permanent Executive Committee.

All of the members of this committee must be independent directors, and on December 31, 2002 its members were:

Chairman:	Mr. Ignacio Ferrero Jordi

Members:	Mr. Juan Carlos Álvarez Mezquíriz Mr. Gregorio Marañón y Bertrán de Lis Mr. José María San Martín Espinós Mr. Jaume Tomás Sabaté

Risk Committee

The Risk Committee has been created to supervise the analysis and periodic monitoring of risk management within the sphere of the competence of the Bank’s management bodies. Formed of a majority of independent directors, its mission is to analyze and evaluate proposals on our risk strategy and policies, the approval of which is vested in the Permanent Executive Committee, and to monitor the degree of adequacy of the aggregate risks assumed, approving transactions within the system of delegation to be established in each case, and verifying that we are equipped with the means, systems, structures and resources which embody the best practices of the market in this area.

On December 31, 2002, the Risk Committee members were:

Chairman:	Mr. Jesús María Caínzos Fernández

Members:	Mr. Ramón Bustamante y de la Mora Mr. Ricardo Lacasa Suárez Mr. Gregorio Marañón y Bertrán de Lis Mr. Enrique Medina Fernández

The committee accomplishes its duties by holding regular meetings that are mainly devoted to reviewing and approving customer and transaction credit risk proposals, and performing the committee’s other duties, including the review of our risk profile, risk policies, and the active monitoring of risk exposure.

Board Briefing Committee

The mission of the Board Briefing Committee is to ensure that BBVA’s directors, and in particular the independent directors, are informed not only about the matters that are submitted to the Board of Directors or to the meetings of the committees of which they form part, but also about other matters that affect us.

This committee responds to one of the Principles of Corporate Governance, which establishes that for the best knowledge of the Bank’s organization and activity, there will be a specific board committee to which BBVA’s executive area will periodically present those subjects which, due to their importance or status as current events, are deemed to be able to contribute towards the continued development of directors and enable them to perform their duties in the best possible manner.

It is formed by all the members of the Board of Directors, although generally speaking, on account of its nature the executive directors do not attend its meetings. The committee chairman is an independent director, Mr. Ramón Bustamante y de la Mora, who chairs the meetings and establishes the committee’s agenda with the executive area.

Directors’ Code

On November 22, 2002, the Board of Directors approved the Directors’ Code as an essential part of the rules of our corporate governance system. Essentially, the Director’s Code is a code of ethics and conduct, but also serves to define the rights and obligations of the directors, and lay down their rules of conduct within the Bank.

The Directors’ Code is divided into sections, each of which regulates different issues and which are reasonably grouped below to facilitate understanding.

Appointment and Re-election of Directors

The Directors’ Code provides that the qualifications of the persons proposed for appointment as directors shall be assessed by the Appointments and Compensation Committee with due reference to the candidates’ personal and professional attributes, as well as the needs of the Company’s governing bodies at any time.

When proposals for re-electing directors are made, the Board of Directors will evaluate the performance of directorship duties of directors proposed for a further term, their dedication, and such other circumstances as may make it advisable to re-elect them or not.

Term of Directorships

Directors shall retire from their directorships at the age of 70, and the Chairman, as Chief Executive Officer, shall retire at the age of 65, continuing to sit on the Board of Directors thereafter. Their resignations should occur in the first session of the Board of Directors to be held after the General Shareholders Meeting that approves the accounts for the year in which they reach said age.

The executive directors of the Bank will retire from their executive posts at the age of 62, following the same timing rules as established in the above paragraph. When, for this or any other reasons, they cease to be executive directors, they shall place their directorship at the disposal of the Board of Directors, which may agree that they should continue to be directors notwithstanding.

Non-executive directors shall cease to be members of the different committees three years after they are appointed, although the Board of Directors may decide to re-appoint them.

Performance of Directors’ Duties

The members of the Board of Directors shall carry out the duties inherent to their posts on the board and the board committees on which they sit in accordance with the law, BBVA’s bylaws, the Principles on Corporate Governance, and resolutions adopted by BBVA’s administrative bodies.

Each director will be required to attend the meetings of the corporate bodies and committees of which he or she forms part, except for just cause, and participate in the deliberations, discussions and debates thereof with regard to the matters which arise at such meetings.

The directors shall have sufficient information to be able to form opinions on issues raised within the corporate bodies, and the information shall be furnished as far in advance as required. Additionally, directors may propose to the Board of Directors that external experts, not directly involved with us, be involved in matters submitted for their consideration, whose special complexity or importance they deem requires such help.

Directors shall keep secret the deliberations of the Board of Directors and the committees on which they sit, and all information to which they may have access in the exercise of their posts, which they shall use exclusively in pursuit of their duties and with due diligence. The obligation of confidentiality shall remain in force event after they have ceased to hold their posts.

Ethics and Code of Conduct

Directors shall behave ethically in their activities and in good faith, in keeping with statutory requirements applicable to those who hold directorships in companies, particularly in financial institutions, according to the principles comprising BBVA’s values.

The Directors’ Code regulates such conflicts as may arise between, on the one hand, the interests of the directors and/or their family members, and the interests of the Bank, and, on the other hand, sets out the instances of incompatibilities preventing them from exercising their duties as directors, among other aspects.

Directors shall abstain from attending and taking part in matters from which a conflict of interest with BBVA may ensue.

They shall not be present in the deliberations of the corporate bodies they sit on when these relate to affairs in which they may have a direct or indirect interest, and nor shall they carry out personal, professional or commercial transactions with BBVA or its subsidiaries, other than normal banking transactions, unless these are subject to procurement procedures of guaranteed transparency, with competitive bidding and at market prices.

Directors shall also abstain from having a direct or indirect stake in businesses or companies in which BBVA or its subsidiaries has a holding, unless (i) the stake predates their joining the Board of Directors, or BBVA or its subsidiaries acquires the holding after they join the Board of Directors, (ii) the companies are listed on domestic or international stock markets, or (iii) the stake is authorized by the Board of Directors.

Directors may not use their position with BBVA to obtain material advantage, nor take advantage of any business opportunities that they may get to know of in pursuit of their activity as member of the Board of Directors, whether to their own direct or indirect profit.

Incompatibilities

In pursuit of their duties, directors shall be subject to rules on incompatible activities, and in particular to the provisions regarding senior management in banking.

The Directors’ Code also establishes specific rules regarding activities incompatible with the performance of duties inside and outside BBVA, except for those cases expressly authorized by our corporate bodies.

In accordance with these incompatibility regulations, directors may not: (i) provide professional services or be an employee, manager or director in companies competing with BBVA or any company of the Group; (ii) hold administrative posts in any of the companies in which BBVA holds an interest; or (iii) perform any activity that may in any way adversely affect the Group’s image.

As an exception, executive directors may perform, on our initiative, management tasks in those subsidiaries directly or indirectly controlled by BBVA with the consent of the Permanent Executive Committee, and other companies in which BBVA participates with the consent of the Board of Directors.

The independent directors may perform management tasks in companies in which BBVA or any of its entities participates if such position is not held as a result of our participation and with the prior consent of the Board of Directors. This limitation does not apply where we have acquired a participation in another company in the ordinary course of our asset management, back office, derivatives coverage or other line of business.

Dismissal of Directors

In the event of breaching the Directors’ Code, a director shall place their post at the disposal of the Board of Directors and accept the board’s decision whether or not they should continue as a director. Should the Board of Directors decide that they should not, they shall tender their resignation in the following cases:

•	they fall into any of the incompatible or proscribed categories stipulated under the prevailing regulations, BBVA’s bylaws or the Directors’ Code;

•	significant changes take place in their professional circumstances or in the reasons under which they were appointed director;

•	they are in serious breach of their duties as a member of the Board of Directors; or

•	events have occurred for which the director, acting as such, may be responsible, which caused serious damage to BBVA’s assets, or should they lose the commercial and professional status necessary to hold a directorship with BBVA.

Incompatibility after severance

Directors who cease to belong to the Board of Directors may not provide services to any other financial institution competing with the bank or any of its subsidiaries for two years after leaving the Board of Directors, unless the Board of Directors expressly authorizes otherwise. Such authorization may be denied on the ground of BBVA’s best interest.

D. Employees

At December 31, 2002, we, through our various affiliates, had 93,093 employees. Approximately 68.65% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The tables below show our employees by geographic area.

Country	BBVA	Banks	Companies	Total
Spain	30,296	902	539	31,737
United Kingdom	113	2	—	115
France	102	—	—	102
Italy	40	—	—	40
Germany	8	—	—	8
Switzerland	2	70	—	72
Portugal	—	964	—	964
Belgium	40	—	—	40
Jersey	—	49	—	49
Russia	3	—	—	3
Andorra	—	247	—	247

Country	BBVA	Banks	Companies	Total
Ireland	—	5	—	5
Gibraltar	—	5	—	5

Total Europe	30,604	2,244	539	33,387

Securities New York	—	45	—	45
New York	121	—	—	121
Miami	89	—	—	89
Grand Cayman	37	—	—	37

Total North America	247	45	—	292

Panama	—	222	—	222
Puerto Rico	—	1,113	—	1,113
Argentina	10	5,709	—	5,719
Brazil	11	4,610	—	4,621
Colombia	6	4,843	—	4,849
Venezuela	9	7,521	—	7,530
Mexico	11	27,846	—	27,857
Uruguay	—	229	—	229
Paraguay	3	97	—	100
Bolivia	2	—	172	174
Chile	5	3,494	—	3,499
El Salvador	—	—	441	441
Dominican Republic	4	—	—	4
Guatemala	4	—	—	4
Cuba	1	—	—	1
Costa Rica	2	—	—	2
Peru	6	2,866	—	2,872
Ecuador	—	—	130	130

Total Latin America	74	58,550	743	59,367

Hong Kong	35	—	—	35
Japan	5	—	—	5
Iran	3	—	—	3
China	4	—	—	4

Total Asia	47	—	—	47

Total	30,972	60,839	1,282	93,093

The terms and conditions of employment in the private sector banks in Spain are negotiated with the trade unions representing bank employees. Wage negotiations take place on an industry-wide basis. This process has historically produced collective agreements binding upon all the private banks and their employees. The most recent collective bargaining agreement was subscribed on October 22, 1999, and applied from January 1, 1999 until December 31, 2002. Negotiations are underway for the collective bargaining agreement which will replace the one which expired on December 31, 2002. The new agreement, when it is concluded, will be retroactive to January 1, 2003.

As of December 31, 2002, we had 2,191 temporary employees in our Spanish offices.

E. Share Ownership

As of April 30, 2003, the members of the Board of Directors owned an aggregate of 38,054,639 BBVA shares as shown in the table below:

Name	Directly Owned Shares	Indirectly Owned Shares		Total Shares	% of Capital Stock
Chairman and Chief Executive Officer:
Francisco González Rodríguez	666	1,139,626		1,140,292	0.0357
Vice Chairman:
Jesús Maria Cainzos Fernández	43,286	1,323		44,609	0.0014
President and Chief Operating Officer:
José Ignacio Gorigolzarri Tellaeche	117,612	281,819		399,431	0.0125
Directors:
Juan Carlos Álvarez Mezquiriz	30,530	—		30,530	0.0010
Richard C. Breeden	8,000	—		8,000	0.0003
Ramón Bustamante y de la Mora	10,139	410		10,549	0.0003
Ignacio Ferrero Jordi	2,273	7,000		9,273	0.0003
Román Knörr Borrás	13,102	1,774		14,876	0.0005
Ricardo Lacasa Suárez	8,050	—		8,050	0.0003
José Maldonado Ramos	11,537	—		11,537	0.0004
Gregorio Marañón y Beltrán de Lis	27,822	54,600		82,422	0.0026
Enrique Medina Fernández	25,188	941		26,129	0.0008
Susana Rodríguez Vidarte	9,607	—		9,607	0.0003
José María San Martín Espinós	18,490	33,087		51,577	0.0016
Jaume Tomás Sabaté	2,534	—		2,534	0.0001
Telefónica de España, S.A.	—	36,205,223	*	36,205,223	1.1329

Total	328,836	37,725,803		38,054,639	1.1908

*	Shares owned by the Telefónica Group.

No members of the Board of Directors, held options over BBVA’s shares as of April 30, 2003, except as explained below in the paragraph on “Two Thousand” program.

As of April 30, 2003, the executive officers (excluding executive directors) and their families owned 5,982,700 shares. None of our executive officers holds 1% or more of BBVA’s shares.

As a general policy, we do not extend credit to employees or third parties for the purpose of acquiring BBVA’s shares.

As a consequence of the implementation of the extraordinary incentive plans at BBV, we maintained, at December 31, 2002, or currently maintain the following commitments:

BBV’s “1000 days program” provided for the employees’ right to acquire BBVA’s shares at €1.32 per share for the 1995 incentives distributed in 1996, at €2.00 per share for the 1996 incentives distributed in 1997, and at €3.67 per share for 1997 incentives distributed in 1998. The premiums were paid based on the difference between the share purchase price and the average market price for the month of January of the years 2001, 2002 and 2003. This difference implies a cash incentive which net amount has to be simultaneously invested in acquiring BBVA’s shares on the stock market. Employees will have an absolute right to dispose of these shares. BBVA’s executive directors, executive officers and the senior management voluntarily waived their rights to participate in all three years of the 1000 days program in favor of our other employees. This program was liquidated in February 2003 by the execution of 3,341,379 options.

The “Two Thousand” program at BBV granted employees the right to acquire shares at the price of €6.01 per share for the 1998 premiums and at the price of €10.65 per share for the 1999 premiums. As of December 31, 2002 there were 9,346,823 shares outstanding under the “Two Thousand” program. As of April 30, 2003, BBVA’s executive officers held options granted under this program as follows:

	Granted in 1998		Granted in 1999
	Number	Exercise price	Number	Exercise price	Total
José Ignacio Goirigolzarri Tellaeche(1)	4,166	€6.01	4,166	€10.65	8,332
José María Abril Pérez	2,719	€6.01	2,719	€10.65	5,438
Julio López Gómez	2,462	€6.01	2,462	€10.65	4,924
Vitalino Nafría Aznar	2,416	€6.01	2,416	€10.65	4,832
Ignacio Sánchez-Asiaín Sanz	1,864	€6.01	1,864	€10.65	3,728
José Sevilla Álvarez	560	€6.01	560	€10.65	1,120

Total	14,187		14,187		28,374

(1)	Also member of the Board of Directors.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

At April 30, 2003, no shareholder beneficially held more than five percent of BBVA’s shares. As of that date, Chase Nominees Ltd., as custodian, held 216,926,575, or 6.79%, of BBVA’s shares. To our knowledge, no other person, corporation or government owned beneficially, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. At April 30, 2003, there were 1,186,338 holders of BBVA’s shares, with a total of 747,642,411 shares held by 27 shareholders with registered addresses in the United States. Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. BBVA’s directors and executive officers did not own any ADRs as of December 31, 2002.

B. Related Party Transactions

Loans to Directors, Executive Officers and Related Parties

The total of advance payments and personal loans granted by BBVA and its consolidated subsidiaries to the members of the Board of Directors and outstanding as of December 31, 2002 amounted to €1,098,900 at interest rates of between 4% and 5%, of which €915,300 was granted to executive directors and €183,600 to independent directors. At December 31, 2002, no guarantees had been extended to secure members of the Board of Directors’ obligations or commitments.

The total of advance payments and personal loans granted by BBVA to executive officers (excluding executive directors) and outstanding as of December 31, 2002 amounted to €1,599,900. At December 31, 2002, guarantees in the amount of €4,389 had been extended to secure executive officers’ (excluding executive directors’) obligations or commitments.

For additional discussion regarding loans to directors, executive officers and related parties, see Note 8 to the Consolidated Financial Statements.

Strategic Alliance with Telefónica

On February 11, 2000, BBVA entered into a strategic alliance with Telefónica. The alliance is the first of its kind in Spain between a telecommunications company and a bank and it provides a broad framework for the joint development of a range of specific projects involving the combination of communications and banking, which are intended to capitalize on the advantages that each business offers. This alliance is concentrating on developing projects relating to electronic commerce (both on a business-to-business and business-to-consumer basis), the development of new methods of payment, the call center business and venture capital funding of Internet businesses. The alliance also provides for limited cross-holdings of shares. Telefónica and BBVA each participate on the other’s board of directors.

On May 15, 2002, BBVA entered into an agreement with Terra Networks, which is majority-owned by Telefónica, for the integration of Uno-e Bank and the individuals consumer financing business of Finanzia, whereby Terra Networks’ holding in Uno-e Bank would decrease to 33%. This integration transaction and the percentage of ownership held by Terra Networks were formally executed on January 10, 2003, and approved at extraordinary shareholders’ meetings of Finanzia and Uno-e Bank held on April 23, 2003. Terra Networks has the right to sell its stake to BBVA between April 1, 2005 and September 30, 2007. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Off-balance sheet arrangements”.

Related Party Transactions in the Ordinary Course of Business

Loans extended to related parties were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

BBVA’s companies engage, on a regular and routine basis, in a number of customary transactions among Group members, including:

•	overnight call deposits;

•	foreign exchange purchases and sales;

•	derivative transactions, such as forward purchases and sales;

•	money market fund transfers;

•	letters of credit for imports and exports;

and others within the scope of the ordinary course of the banking business, such as loans and other banking services to BBVA’s shareholders, to employees of all levels, and the associates and the members of the families of all the above-mentioned, as well as those other businesses conducted by the companies of the Group. All these transactions have been made:

•	in the ordinary course of business;

•	on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons; and

•	did not involve more than the normal risk of collectibility or present other unfavorable features.

C. Interests of Experts and Counsel

Not applicable.

ITEM	8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Information

See Item 18.

Dividends

The table below sets forth the amount of interim, final and total dividends paid by BBVA (or BBV) on shares for the years 1998 to 2002, adjusted to reflect all stock splits. Dollar amounts have been converted from pesetas or euros at the Noon Buying Rate at the end of the relevant year.

	Per Share
	First Interim		Second Interim		Third Interim		Fourth Interim		Final		Total
	Pesetas/€(1)	$	Pesetas/€(1)	$	Pesetas/€(1)	$	Pesetas/€(1)	$	Pesetas/€(1)	$	Pesetas/€(1)	$
1998(2)	Ptas.7.7	$0.05	Ptas.7.7	$0.05	Ptas.7.7	$0.05	—	—	Ptas.14.9	$0.11	Ptas.38	$0.26
1999(2)	€0.0556	$0.06	€0.0556	$0.06	€0.0556	$0.06	€0.1073	$0.11	—	—	€0.2741	$0.29
2000	€0.060	$0.06	€0.064	$0.06	€0.064	$0.06	€0.064	$0.06	€0.111	$0.10	€0.363	$0.34
2001	€0.085	$0.07	€0.085	$0.07	€0.085	$0.07	—	—	€0.128	$0.11	€0.383	$0.32
2002	€0.090	$0.09	€0.090	$0.09	€0.090	$0.09	—	—	€0.078	$0.08	€0.348	$0.35

(1)	1998: pesetas; 1999 to 2002: euros.
(2)	Information for BBV.

BBVA has paid annual dividends to its shareholders since the date it was founded. Historically, BBVA has paid interim dividends each year. Since 1989, BBVA has paid interim dividends on a quarterly basis. The total dividend for a year has been proposed by the Board of Directors usually following the end of the year to which it relates. The unpaid portion of this dividend (the final dividend) is paid after the approval of our financial statements by the shareholders at the general meeting of shareholders. Interim and final dividends are payable to holders of record on the dividend payment date. Unclaimed dividends revert to BBVA five years after declaration.

While BBVA expects to declare and pay dividends on its shares on a quarterly basis in the future, the payment of dividends will depend upon its earnings, financial condition, governmental regulations and policies and other factors.

Holders of ADRs are entitled to receive dividends attributable to the shares represented by the ADSs evidenced by their ADRs to the same extent as if they were holders of such shares.

For a description of BBVA’s access to the funds necessary to pay dividends on the shares, see “Item 4. Information on the Company—Supervision and Regulation—Dividends”. In addition, BBVA may not pay dividends except out of its unrestricted reserves available for the payment of dividends, after taking into account the Bank of Spain’s capital adequacy requirements. Capital adequacy requirements are applied by the Bank of Spain on both a consolidated and individual basis. See “Item 4. Information on the Company—Supervision and Regulation—Capital Adequacy Requirements” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital”. Under Spain’s capital adequacy requirements, we estimate that at December 31, 2002, BBVA had approximately €3.3 billion of reserves in excess of applicable capital and reserve requirements, which were not restricted as to the payment of dividends.

Legal Proceedings

On March 22, 2002, BBVA notified the supervisory authorities of the stock markets on which its shares are listed that the Bank of Spain had commenced a proceeding against it and 16 of its former directors and executives. These proceedings arose as a result of the existence of funds belonging to BBV that were not included in its financial statements until they were voluntarily regularized by being recorded in the 2000 Consolidated Statement of Income as extraordinary income, for which the related corporate income tax was recorded and paid. These funds totaled Ptas. 37,343 million (approximately €225 million) and arose mainly from the gains on the sale of shares of Banco de Vizcaya, S.A. and BBV from 1987 to 1992, and on the purchase and sale by BBV of shares of Argentaria in 1997 and 1998.

After dissolving the legal vehicles where the unrecorded funds were located and including the funds in its accounting records, BBVA notified the Bank of Spain of these matters on January 19, 2001. The Bank of Spain’s supervisory services commenced an investigation into the origin of the funds, their use and the persons involved, the findings of which were included in the supervisory services’ report dated March 11, 2002. On March 15, 2002, the Bank of Spain notified BBVA of the commencement of a proceeding relating to these events.

On April 9, 2002, the Central Examining Court Number 5 of the National Appellate Court ordered that these events be investigated in preliminary proceedings which are being conducted at the Court. Also, it required the Bank of Spain to stay the conduct of its proceeding until the criminal liability that may arise as a result of these events, if any, is determined.

On May 22, 2002, the CNMV commenced a proceeding against BBVA for possible contravention of the Securities Markets Act owing to the same events as those which gave rise to the Bank of Spain’s proceeding and the National Appellate Court legal proceedings. On January 7, 2003, the CNMV stated that the proceeding was stayed until the final court decision on the criminal proceedings is handed down.

As of the filing date of this Annual Report on Form 20-F, none of the persons party to the proceedings or accused of the events referred to above is a member of our Board of Directors or an executive officer or holds executive office with us.

Puerto Rico

In the proceedings based on the testimony of a former BBV Puerto Rico employee mentioned in our 2001 Annual Report on Form 20-F and included in the preliminary proceeding regarding unreported funds described above, no person has been accused of the events.

BBVA Privanza Bank Ltd. (Jersey)

In relation to the alleged cooperation of some employees of BBVA Privanza Bank Ltd. (Jersey) in the creation of accounts and financial products in Jersey allegedly used by Spanish individuals to avoid Spanish tax obligations, and an alleged tax offence due to the non-consolidation of a fully-owned subsidiary, the investigation is ongoing and charges have not been brought.

Although the stayed proceedings, in which charges have not yet been brought, and the preliminary proceedings are at a very early stage, in view of the events and the surrounding circumstances, our legal advisers do not expect them to have a material effect on us.

B. Significant Changes

No significant change has occurred since the date of the annual financial statements.

ITEM 9.	THE OFFER AND LISTING

BBVA’s shares are listed on the Spanish Stock Exchanges in Madrid, Bilbao, Barcelona and Valencia and quoted on the Automated Quotation System of the Spanish Stock Exchanges (the “Automated Quotation System”). They are also listed on the Frankfurt, Milan, Zurich, London, Buenos Aires and New York Stock Exchanges, and quoted on SEAQ International in London. Each ADSs represents one share.

On January 4, 1999, the Madrid Stock Exchange began quoting share prices in euros. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the euro price of BBVA’s shares on the Spanish Stock Exchanges and the price of BBVA’s ADSs on the New York Stock Exchange. Cash dividends are paid by BBVA in euros, and exchange rate fluctuations between the euro and the dollar will affect the dollar amounts received by holders of American Depositary Receipts (“ADRs”) on conversion by The Bank of New York (acting as depositary) of cash dividends on the shares underlying the ADSs evidenced by such ADRs.

The table below sets forth, for the periods indicated, the high and low sales closing prices for the shares of BBV until January 28, 2000 and BBVA thereafter on the Automated Quotation System. Since January 4, 1999, the Spanish market quotations are stated in euros. Peseta amounts prior to that time have been translated at the fixed exchange rate of Ptas. 166.386 = €1.00.

	Euros per Share(1)
	High	Low
Fiscal year ended December 31, 1998
Annual	18.45	7.87
Fiscal year ended December 31, 1999
Annual	14.85	11.06
Fiscal year ended December 31, 2000
Annual	17.46	12.27
Fiscal year ended December 31, 2001
Annual	17.20	9.50
First Quarter	17.20	13.92
Second Quarter	16.47	14.75
Third Quarter	15.77	9.50
Fourth Quarter	14.80	11.50
Fiscal year ended December 31, 2002
Annual	14.21	7.24
First Quarter	14.21	12.26
Second Quarter	13.90	10.93
Third Quarter	11.99	7.42
Fourth Quarter	10.60	7.24
Month ended December 31, 2002	10.60	9.12
Fiscal year ended December 31, 2003
First Quarter	10.25	6.89
Second Quarter (through June 20)	9.68	7.78
Month ended January 31, 2003	10.25	8.07
Month ended February 31, 2003	8.25	7.48
Month ended March 31, 2003	8.48	6.89
Month ended April 30, 2003	9.54	7.78
Month ended May 31, 2003	8.92	7.94
Month ended June 30, 2003 (through June 20)	9.68	8.48

(1)	Adjusted to reflect all stock splits. This applies only to 1998, 1999 and 2000.

From January 2002 through December 31, 2002 the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.13% and 0.74%, respectively, calculated on a monthly basis. From January 1, 2003 through May, 2003 the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.342% and 0.922%, respectively.

The table below sets forth the reported high and low sales prices for the ADSs of BBV until January 28, 2000 and BBVA thereafter on the New York Stock Exchange for the periods indicated.

	Dollars per ADS(1)
	High	Low
Fiscal year ended December 31, 1998
Annual	21.06	9.44
Fiscal year ended December 31, 1999
Annual	17.50	11.63
Fiscal year ended December 31, 2000
Annual	15.75	11.94
Fiscal year ended December 31, 2001
Annual	16.63	8.99
First Quarter	16.63	12.22
Second Quarter	14.40	12.65

	Dollars per ADS(1)
	High	Low
Third Quarter	13.16	8.99
Fourth Quarter	13.44	10.25
Fiscal year ended December 31, 2002
Annual	12.77	6.93
First Quarter	12.77	10.82
Second Quarter	12.50	10.67
Third Quarter	11.73	7.14
Fourth Quarter	10.58	6.93
Month ended December 31, 2002	10.58	9.40
Fiscal year ended December 31, 2003
First Quarter	10.81	7.67
Second Quarter (through June 20)	11.16	8.46
Month ended January 31, 2003	10.81	8.79
Month ended February 31, 2003	8.83	7.98
Month ended March 31, 2003	9.11	7.67
Month ended April 30, 2003	10.58	8.46
Month ended May 31, 2003	10.10	9.33
Month ended June 30, 2003 (through June 20)	11.16	9.89

(1)	Adjusted to reflect all stock splits. This applies only to 1998, 1999 and 2000.

Securities Trading in Spain

The Spanish securities market for equity securities consists of the Automated Quotation System and the four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia. During 2002, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish stock exchanges.

Automated Quotation System. The Automated Quotation System links the four local exchanges, providing those securities listed on it with a uniform continuous market that eliminates certain of the differences among the local exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is operated and regulated by Sociedad de Bolsas, S.A. (“Sociedad de Bolsas”), a corporation owned by the companies that manage the local exchanges. All trades on the Automated Quotation System must be placed through a bank, brokerage firm, an official stock broker or a dealer firm member of a Spanish stock exchange directly. Since January 1, 2000, Spanish banks have been allowed to place trades on the Automated Quotation System and have been allowed to become members of the Spanish stock exchanges.

In a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day, an opening price is established for each security traded on the Automated Quotation System based on orders placed at that time. The legal regime concerning opening prices was changed by an internal rule issued by the Sociedad de Bolsas. The new legal regime sets forth that all references to maximum changes in share prices will be substituted by a definition of prices and creation of static and dynamic ranks for each listed share to be published on a periodic basis by the Sociedad de Bolsas. The computerized trading hours are from 9:00 a.m. to 5:30 p.m., during which time the trading price of a security is permitted to vary by up to the stated level. If the quoted price exceeds this limit, trading in the security is suspended until the next day. Between 5:30 p.m. and 5:35 p.m. a closing price is established for each security through an auction system similar to the one held for the pre-opening early in the morning.

Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization of the Sociedad de Bolsas at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day, if, among other things, the trade involves more than €300,000 and more than 20% of the average daily trading volume of the stock during the preceding three months. At any time trades may take place (with the prior authorization of the Sociedad de Bolsas) at any price if:

•	the trade involves more than €1.5 million and more than 40% of the average daily volume of the stock during the preceding three months;

•	the transaction derives from a merger or spin-off process, or from the reorganization of a group of companies;

•	the transaction is executed for the purposes of settling a litigation or completing a complex group of contracts; or
•	the Sociedad de Bolsas finds other justifiable cause.

Information with respect to the computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to the Sociedad de Bolsas by the end of the trading day and published in the Boletín de Cotización and in the computer system by the beginning of the next trading day.

Clearance and Settlement System. Law 44/2002 and Rule 689/2003 of March 27, 2003 approved by the Spanish Ministry of Economy have promoted the integration of the two main existing book entry settlement systems existing in Spain, the non-gilts settlement system Servicio de Compensación y Liquidación de Valores (“SCLV”) and the gilts settlement system Central de Anotaciones en Cuenta, into one system to be known as Sociedad de Gestion de los Sistemas de Registro Compensación y Liquidación de Valores (the “Society of Systems”).

Notwithstanding the above, rules concerning book entry settlement system enacted before this amendment by the SCLV and the Bank of Spain are still in force, but any reference to the SCLV must be substituted by the Society of Systems.

Under this new regulation, transactions carried out on the Spanish stock exchanges are cleared and settled through the Society of Systems. Only members of the Society of Systems are entitled to use it, and membership is restricted to authorized members of the Spanish stock exchanges, the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy and Finance, is reached with the Society of Systems) and, with the approval of the CNMV, other brokers not members of the Spanish stock exchanges, banks, savings banks and foreign settlement and clearance systems. The Society of Systems is owned by its members (excluding, if applicable, the Bank of Spain) and by the companies which manage the local exchanges. The clearance and settlement system and its members are responsible for maintaining records of purchases and sales under the book-entry system. Shares of listed Spanish companies are held in book-entry form. The Society of Systems, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its member entities (each an entidad participada), as well as the amount of such shares held on behalf of beneficial owners. Each member entity, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:

•	the member entity appearing in the records of the Society of Systems as holding the relevant shares in its own name, or

•	the investor appearing in the records of the member entity as holding the shares.

The SCLV has introduced the so-called “D+3 Settlement System” by which the settlement of any transactions must be made three working days following the date on which the transaction was carried out. This system is currently still in force.

Obtaining legal title to shares of a company listed on a Spanish stock exchange requires the participation of a Spanish official stockbroker, broker-dealer, bank or other entity authorized under Spanish law to record the transfer of shares. To evidence title to shares, at the owner’s request the relevant member entity must issue a certificate of ownership. In the event the owner is a member entity, the Society of Systems is in charge of the issuance of the certificate with respect to the shares held in the member entity’s name.

Brokerage commissions are not regulated. Brokers’ fees, to the extent charged, will apply upon transfer of title of ordinary shares from the depositary to a holder of ADRs, and upon any later sale of such ordinary shares by such holder. Transfers of ADSs do not require the participation of an official stockbroker. The deposit agreement provides that holders depositing ordinary shares with the depositary in exchange for ADSs or withdrawing ordinary shares in exchange for ADSs will pay the fees of the official stockbroker or other person or entity authorized under Spanish law applicable both to such holder and to the depositary.

Securities Market Legislation

The Securities Markets Act was enacted in 1988 with the purpose of reforming the organization and supervision of the Spanish securities markets. This legislation and regulation implementing it:

•	established an independent regulatory authority, the CNMV, to supervise the securities markets;

•	established a framework for the regulation of trading practices, tender offers and insider trading;

•	required stock exchange members to be corporate entities;

•	required companies listed on a Spanish stock exchange to file annual audited financial statements and to make public quarterly financial information;

•	established the legal framework for the Automated Quotation System;

•	exempted the sale of securities from transfer and value added taxes;

•	deregulated brokerage commissions; and

•	provided for transfer of shares by book-entry or by delivery of evidence of title.

On February 14, 1992, Royal Decree No. 116/92 established the clearance and settlement system and the book-entry system, and required that all companies listed on a Spanish stock exchange adopt the book-entry system.

On November 16, 1998, the Securities Markets Act was amended in order to adapt it to Directive 93/22/CEE on investment services (later amended by Directive 95/26/CE and Directive 97/9/CE of European Parliament and Council on investors indemnity systems).

On November 22, 2002, the Securities Markets Act was amended by Law 44/2002 in order to update Spanish financial law to global financial markets. See “Item 4. Information on the Company—Business Overview—New Law Reforming the Spanish Financial System”.

Trading by the Bank and its Affiliates in the Shares

Trading by subsidiaries in their parent companies’ shares is restricted by the Spanish Companies Act.

Neither BBVA nor its affiliates may purchase BBVA’s shares unless the making of such purchases is authorized at a meeting of BBVA’s stockholders by means of a resolution establishing, among other matters, the maximum number of shares to be acquired within a maximum period of 18 months. Restricted reserves equal to the purchase price of any shares that are purchased by BBVA or its subsidiaries must be made by the purchasing entity. Any such purchases must be reported on a non-public basis to the CNMV when the sum of the acquisitions (regardless of the balance held) exceeds one percent of our total capital. The total number of shares held by BBVA and its subsidiaries may not exceed five percent of BBVA’s total capital. It is the practice of Spanish banking groups, including ours, to establish subsidiaries to trade in their parent company’s shares in order to meet imbalances of supply and demand, to provide liquidity (especially for trades by their customers) and to modulate swings in the market price of their parent company’s shares.

Reporting Requirements

Any entity which transfers five percent, or any multiple of five percent, of the capital stock of a company listed on a Spanish stock exchange must, within seven days after that transfer, report the transfer to such company, to the stock exchange on which such company is listed and to the CNMV. In addition, any company listed on a Spanish stock exchange must report on a non-public basis any acquisition by such company (or an affiliate) of the company’s own shares if such acquisition, together with any previous one from the date of the last communication, exceeds 1% of its capital stock, regardless of the balance in hold. Members of the Board of Directors must report any transfer or acquisition of share capital of a company listed on the Spanish stock exchanges, regardless of the size of the transaction. Additionally, as we are a credit entity, any individual or company which intends to acquire a significant participation in BBVA’s share capital must obtain prior approval from the Bank of Spain in order to carry out the transaction. See “Item 10. Additional Information—Restrictions on the Ownership of Shares”.

Royal Decree 2590/98 has amended Royal Decree 377/91 by incorporating new reporting requirements in connection with any entity acting from a tax haven or a country where no securities regulatory commission exists, in which case the threshold of five percent is reduced to one percent. Furthermore, Royal Decree 2590/98 has extended the meaning of “transfer” to include voting agreements between shareholders.

Each bank is required to provide to the Bank of Spain a list dated the last day of each quarter of all the bank’s shareholders that are financial institutions and other non-financial institution shareholders owning at least 0.25% of a bank’s total equity. Furthermore, the banks are required to inform the Bank of Spain, as soon as they become aware, and in any case not later than in 15 days, of each acquisition by a person or a group of at least one percent of such bank’s total equity.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Spanish law and BBVA’s bylaws are the main bodies of regulation affecting the company. All rights and obligations of BBVA’s shareholders are contained in its bylaws and in Spanish law.

On March 1, 2003, BBVA’s shareholders adopted a resolution amending its bylaws. The amendments are to: (i) Article 31 in order to cease limiting the exercise of shareholders’ voting rights to 10% of BBVA’s total share capital; (ii) Article 34 in order to change the maximum and minimum number of seats on the Board of Directors to 18 and 9, respectively; and (iii) Article 48 in order to comply with Law 44/2002. These amendments are subject to authorization by and registration with the Vizcaya Commerical Registry, which is pending.

Registry and Company’s Objects and Purposes

BBVA is registered with the Commercial Registry of Vizcaya (Spain). Its registration number at the Commercial Registry of Vizcaya is volume 2,083, book 1,545, section 3, folio 1, page 14,741. Its corporate objects and purposes are to: (i) directly or indirectly conduct all types of activities, transactions, acts, agreements and services relating to the banking business which are permitted or not prohibited by law and all banking ancillary activities; (ii) acquire, hold and dispose of securities; and (iii) make public offers for the acquisition and sale of securities and all types of holdings in any kind of company. BBVA’s objects and purposes are contained in Article 3 of the bylaws.

Certain Powers of the Board of Directors

In general, provisions limiting powers of BBVA’s directors are not contained in its bylaws. Such limitations, where they exist, often (i) limit a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested; (ii) limit the power to vote compensation to themselves or any member of their body; (iii) limit borrowing powers exercisable by the directors and how such borrowing powers can be varied; or

(iv) require retirement or non-retirement of directors under an age limit requirement. However, the actions of BBVA’s Board of Directors in these and other matters are subject to its internal regulations. Additionally, BBVA’s board of Directors has voluntarily submitted itself to a code of ethical standards. The Board of Directors approved, on June 28, 2002, new corporate governance principles which were developed by the Directors’ Code approved on November 22, 2002, which contained new ethical standards. See “Item 6. Directors, Senior Management and Employees—Board Practices—Directors’ Code”. The provisions of BBVA’s bylaws that relate to compensation of directors are in strict accordance with the relevant provisions of Spanish law. The main provisions of the bylaws that relate to these matters are those that, in accordance with applicable Spanish law, allow the members of the Board of Directors to determine their administrative expenses or agree on such additional benefits they consider appropriate or necessary, up to four percent of our paid-up capital per year, which may only be paid after the minimum yearly dividend of four percent of the paid-in capital has been provided.

As of the date of the filing of this Annual Report, 12 of the 16 members of the Board of Directors were independent.

Members of the Board of Directors are elected for a term in office of five years. One-fifth of the Board of Directors is re-elected annually. The members of the Board of Directors may be re-elected indefinitely.

Pursuant to BBVA’s bylaws, throughout their term in office, all members of the Board of Directors must be owners of no less than 8,000 shares. Unless a special exemption is granted by two-thirds of the Board of Directors, all members must have held such shares for at least two years prior to their appointment in office. However, this shareholding requirement is not applicable to those members of the Board of Directors elected from the merger of BBV and Argentaria until December 20, 2001.

Certain Provisions Regarding Preferred Shares

The bylaws authorize BBVA to issue ordinary, non-voting, redeemable and preferred shares. As of the date of the filing of this report, BBVA has no non-voting, redeemable or preferred shares outstanding.

The characteristics of preferred shares must be agreed by the Board of Directors before they are issued.

Only shares that have been issued as redeemable may be redeemed by the Bank. Redemption of shares may only occur according to the terms set forth when they are issued. Redeemable shares must be fully paid-up at the time of their subscription. If the right to redeem redeemable shares is exclusively given to BBVA, it may not be exercised until at least three years after the issue. Redemption of shares must be financed against profits, free reserves or the proceeds of new securities issued especially for financing the redemption of an issue. If financed against profits or free reserves, BBVA must create a reserve for the amount of the par value of the redeemed shares. If the redemption is not financed against profits, free reserves or a new issue, it may only be done in compliance with the requirements of a reduction in share capital by the refund of contributions.

Holders of non-voting shares, if issued, are entitled to a minimum annual dividend, fixed or variable, set out at the time of the issue. The right of non-voting shares to accumulate unpaid dividends whenever funds to pay dividends are not available, any preemptive rights associated with non-voting shares, and the ability of holders of non-voting shares to recover voting rights also must be established at the time of the issue. Non-voting shares are entitled to dividends to which ordinary shares are entitled in addition to their minimum dividend.

Certain Provisions Regarding Shareholders Rights

As of the date of the filing of this report, BBVA’s capital is comprised of one class of ordinary shares, all of which have the same rights.

Once all legal reserves and funds have been provided for out of the net profits of any given fiscal year, shareholders have the right to the distribution of an annual dividend of at least four percent of our paid-in capital. Shareholders will participate in the distribution of dividends in proportion to the paid-in capital. The right to collect a dividend lapses after five years as of the date in which it was first available to the shareholders. Shareholders also have the right to participate in proportion to the paid-in capital in the distribution resulting from our liquidation.

Each shareholder present at a general meeting is entitled to one vote per each share. However, unpaid shares with respect to which a shareholder is in default of the resolutions of the Board of Directors relating to their payment will not be entitled to vote. The bylaws contain no provisions regarding cumulative voting.

On March 1, 2003, BBVA’s shareholders passed a resolution amending its bylaws to, among other things, remove the provision which states that no shareholder may cast a number of votes greater than those corresponding to shares representing 10% of the share capital. This amendment is subject to the authorization of, and registration with, the Vizcaya Mercantile Registry, which is pending.

The bylaws do not contain any provisions relating to sinking funds or potential liability of shareholders to further capital calls by the Bank.

The bylaws do not specify what actions or quorums are required to change the rights of shareholders. Under Spanish law, the rights of shareholders may only be changed by an amendment to the bylaws that complies with the requirements explained below under “Shareholders’ Meetings”, plus the affirmative vote of the majority of the shares of the class that will be affected by the amendment.

Shareholders’ Meetings

General meetings may be ordinary or extraordinary. Ordinary general meetings are held within the first six months of each financial year in order to review, among other things, the management of the company, and to approve, if applicable, annual accounts for the previous fiscal year. Extraordinary general meetings are those meetings that are not ordinary. In any case, the requirements mentioned below for constitution and adoption of resolutions are applicable to both categories of general meetings.

General meetings must be convoked by the Board of Directors, whether by their own decision or upon request of shareholders holding at least five percent of BBVA’s share capital. General meetings must generally be advertised at least 15 days in advance in the Official Companies Registry Gazette (Boletín Oficial del Registro Mercantile) (Borme) and in a widely-circulated newspaper within the province.

As of the date of the filing of this Annual Report, shareholders have the right to attend general meetings if they:

•	own at least 500 shares;

•	have registered their shares in the appropriate account registry at least five days prior to the date for which the general meeting has been convened; and

•	retain the ownership of at least 500 shares until the general meeting takes place.

Additionally, holders of fewer than 500 shares may aggregate their shares to reach at least such number of shares and appoint a shareholder as proxy to attend the general meeting.

General meetings will be validly constituted on first call with the presence of at least 25% of the voting capital of the Bank, either in person or by proxy. No minimum quorum is required to hold a general meeting on second call. In either case, resolutions will be agreed by the majority of the votes. However, a general meeting will only be validly held with the presence of 50% of the voting capital of the Bank on first call or of 25% of the voting capital on second call, in the case of resolutions concerning the following matters:

•	issuances of debt;

•	capital increases or decreases;

•	merger of the Bank; and

•	any other amendment to the bylaws of the Bank.

In these cases, resolutions may only be approved by the vote of the majority of the shares if at least 50% of the voting capital is present at the meeting. If the voting capital present at the meeting is less than 50%, then resolutions may only be adopted by the two-thirds of the shares present.

Restrictions on the Ownership of Shares

Under Spanish applicable regulations, any person or group of persons intending to acquire:

•	five percent or more of the ordinary outstanding shares; or

•	less than five percent of the ordinary outstanding shares but who have a significant influence on BBVA.

must notify the Bank of Spain of such intentions prior to the acquisition, indicating the terms and conditions of the same. For these purposes, a shareholder is deemed to have a significant influence on BBVA if it enjoys the right to appoint or remove at least one member of the Board of Directors.

Non-opposition of the Bank of Spain on the same terms is also required from any person or group of persons intentionally increasing its shareholding beyond 5%, 10%, 15%, 20%, 25%, 33%, 40%, 50%, 66% or 75% ownership thresholds, or otherwise gaining control of BBVA.

The Bank of Spain may oppose the intended transactions within three months after receipt of notice. The voting rights of the acquired shares will be suspended in case of either the failure to give notice, the execution of the intended acquisition transactions against the express opposition of the Bank of Spain, or the execution of the intended acquisition transactions before the expiration of the three-month referral period.

Restrictions on Foreign Investments

The Spanish stock exchanges are open to foreign investors. However, the acquisition of the 50% or more of a Spanish company by a person or entity residing in a tax haven must in certain cases be notified to the Ministry of Economy and Treasury prior to its execution. All other investments in BBVA’s shares by foreign entities or individuals only require the notification of the Spanish authorities through the Spanish intermediary that took part in the investment once it is executed.

Current Spanish regulations provide that once all applicable taxes have been paid, foreign investors may freely transfer out of Spain any amounts of invested capital, capital gains and dividends.

See “—Exchange Controls”.

Change of Control Provisions

In addition to the restrictions on acquisitions of BBVA’s shares discussed above, certain antitrust freeze-out regulations may also delay, defer or prevent a change of control of BBVA or any of its subsidiaries in the event of a merger, acquisition or corporate restructuring. In the specific case of Spain, the application of both Spanish and European antitrust regulations require that prior notice of domestic or cross-border merger transactions is given in order to obtain a “non-opposition” ruling from antitrust authorities.

Spanish regulation of takeover bids may also delay, defer or prevent a change of control of BBVA or any of its subsidiaries in the event of a merger, acquisition or corporate restructuring. Spanish regulation of takeover bids contained in Royal Decree 1197/1991 was recently amended by Royal Decree 432/2003 dated April 11, 2003. See “—Exchange Controls—Tender Offers”. New regulations on public takeover bids require a bid to be launched if the acquisition of the listed company grants control to the purchaser, regardless of whether the acquired stake reaches the 25% threshold. The new rules state that it is necessary to launch a tender offer if the bidder intends to acquire less than 25% of the target’s share capital but intends to appoint more than one-third and less than one-half plus one of the target’s directors.

As BBVA is a credit entity, it is necessary to obtain approval from the Bank of Spain in order to acquire a number of shares considered as significant participation by Law 26/1988, of July 29, 1998. See “—Exchange Controls—Restrictions on Acquisitions of Shares”. Also, any agreement that contemplates BBVA’s merger with another credit entity will require the authorization of the Ministry of Economy. This could also delay, defer or prevent a change of control of BBVA or any of its subsidiaries that are credit entities in the event of a merger.

C. Material Contracts

During the past two years BBVA was not a party to any contract outside its ordinary course of business that was material to the Group as a whole.

D. Exchange Controls

In 1991, Spain adopted the EU standards for free movement of capital and services. As a result, exchange controls and restrictions on foreign investments have generally been abolished and foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation as to amount, subject to applicable taxes. See “—Taxation”.

Pursuant to Spanish Law 18/1992 on Foreign Investments (Ley 18, 1992, de 1 de julio) and Royal Decree 664/1999 (Real Decreto 664/1999, de 23 de abril), foreign investors may freely invest in shares of Spanish companies, except in the case of certain strategic industries.

Shares in Spanish companies held by foreign investors must be reported to the Spanish Registry of Foreign Investments by the depositary bank or relevant Society of Systems member. When a foreign investor acquires shares that are subject to the reporting requirements of the CNMV, notice must be given by the foreign investor directly to the Registry of Foreign Investments in addition to the notices of majority interests that must be sent to the Bank, the CNMV and the applicable stock exchanges. This notice must be given through a bank or other financial institution duly registered with the Bank of Spain and the CNMV or through bank accounts opened with any branch of such registered entities.

Investment by foreigners domiciled in enumerated tax haven jurisdictions is subject to special reporting requirements under Royal Decree 1080/1997 (Real Decreto 1980/1997, de 5 de julio).

A new bill, the Proyecto de ley sobre el regimen juridico de los movimentos de capitales y de las transacciones economices con el exterior y sobre determinadas medidas de prevencion del blanqueo de capitales, has been proposed as an update to Spanish exchange control and money laundering prevention provisions. This bill is still being discussed in the Spanish parliament and is subject to amendment and approval.

Restrictions on Acquisitions of Shares

Spanish law provides that any individual or corporation that intends to acquire, directly or indirectly, a significant participation (participación significativa) in a Spanish bank must obtain the prior approval of the Bank of Spain, including the amount of such participation, the terms and conditions of the acquisition and the period in which it is intended to execute the transaction. A significant participation is considered five percent of the outstanding share capital of a bank or a lower percentage if such holding allows for the exercise of a significant influence.

Any individual or company that intends to increase, directly or indirectly, its significant participation in such a way that its share capital or voting rights after the acquisition reaches or exceeds 10%, 15%, 20%, 25%, 33%, 40%, 50%, 66% or 75% is required to give prior notice to the Bank of Spain of such operation. Any acquisition without such prior notification, or before three months have elapsed after the date of such notification, or against the objection of the Bank of Spain, will produce the following results:

•	the acquired shares will have no voting rights; and

•	if considered appropriate, the target bank may be taken over or its directors replaced and a sanction imposed.

The Bank of Spain has a period of three months to object to a proposed transaction. Such objection may be based on the fact that the Bank of Spain does not consider the acquiring person suitable to guarantee the sound and prudent operation of the target bank.

Any individual or institution that intends to sell its significant participation or reduce the above mentioned percentages, or which, because of such sale, loses control of the entity, must give prior notice to the Bank of Spain, indicating the amount to be sold and the period in which the transaction is to be executed. Non-compliance with this requirement will result in sanctions.

The Ministry of Economy and the Treasury, following a proposal by the Bank of Spain, may, whenever the control by a person with a significant participation may jeopardize the sound and prudent management of a credit institution, adopt any of the following measures as deemed appropriate:

•	suspend the voting rights corresponding to such shares for up to three years;

•	take control of the bank or replace the directors; or

•	revoke the bank’s authorization.

Tender Offers

As stated above, the Spanish legal regime concerning takeover bids was recently amended by Royal Decree 432/2003 of April 11, 2003, in order to introduce more cases in which it is necessary to launch a takeover in order to acquire a stake of the share capital of a listed company. Subject to certain exceptions, any individual or corporation proposing to acquire shares (or other securities that may directly or indirectly give the right to subscribe for such shares) in a company whose capital is fully or partly admitted for trading on a Spanish stock exchange, thereby reaching a participation of less than 25% of the company’s capital, may not do so without first launching a public tender offer on the terms and conditions laid down in the Royal Decree, if it intends to appoint more than one-third but less than one-half of the directors of the target company.

E. Taxation

Spanish Tax Considerations

The following is a summary of the material Spanish tax consequences to United States Residents (as defined below) of the acquisition, ownership and disposition of BBVA’s ADSs or ordinary shares. This summary does not address all tax considerations that may be relevant to all categories of potential purchasers, some of whom (such as life insurance companies, tax-exempt entities, dealers in securities or financial institutions) may be subject to special rules. In particular, the summary deals only with the United States Holders (as defined below) that will hold ADSs or ordinary shares as capital assets and who do not at any time own individually, nor are treated as owning, 25% or more of BBVA’s shares, including ADSs.

As used in this particular section, the following terms have the following meanings:

(1) “United States Holder” means a beneficial owner of BBVA’s ADSs or ordinary shares that is:

•	a resident of the United States for United States federal income tax purposes,

•	a corporation or other entity treated as a corporation, created or organized under the laws of the United States or any State thereof, or

•	an estate or trust the income of which is subject to United States federal income tax without regard to its source.

(2) “Treaty” means the Convention between the United States and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, together with a related Protocol.

(3) “United States Resident” means a United States Holder that is a resident of the United States for the purposes of the Treaty and entitled to the benefits of the Treaty, whose holding is not effectively connected with (1) a permanent establishment in Spain through which such holder carries on or has carried on business, or (2) a fixed base in Spain from which such holder performs or has performed independent personal services.

Holders of ADSs or ordinary shares who are not United States Residents should also consult their own tax advisors, particularly as to the applicability of any tax treaty. The statements regarding Spanish tax laws set out below are based on interpretations of those laws in force as of date of this Annual Report. Such statements also assume that each obligation in the Deposit Agreement and any related agreement will be performed in full accordance with the terms of those agreements.

Taxation of Dividends

Under Spanish law, dividends paid by BBVA to a holder of ordinary shares or ADSs who is not resident in Spain for tax purposes and does not operate through a permanent establishment in Spain, are subject to Spanish Non-Resident Income Tax, withheld at source, currently at a 18% tax rate. For these purposes, upon distribution of the dividend, BBVA or its paying agent will withhold an amount equal to the tax due according to the rules set forth above (i.e., applying the general withholding tax rate of 18%), transferring the resulting net amount to the depositary. However, under the Treaty, if you are a United States Resident, you are entitled to the Treaty-reduced rate of 15%.

To benefit from the Treaty-reduced rate of 15%, if you are a United States Resident, you must provide to the depositary, before the tenth day following the end of the month in which the dividends were payable, a certificate from the IRS stating that, to the best knowledge of the IRS, you are a resident of the United States within the meaning of the Treaty and entitled to its benefits.

Those depositaries providing timely evidence (i.e., by means of the IRS certificate) of your right to apply the Treaty-reduced rate will immediately receive the surplus amount withheld, which will be credited to you. The IRS certificate is valid for a period of one year from issuance.

If the certificate referred to in the above paragraph is not provided to the depositary within said term, you may afterwards obtain a refund of the amount withheld in excess of the rate provided for in the Treaty.

Spanish Refund Procedure

According to Spanish Regulations on Non-Resident Income Tax, approved by Royal Decree 326/1999 dated February 26, 1999, as amended, a refund for the amount withheld in excess of the Treaty-reduced rate can be obtained from the relevant Spanish tax authorities. To pursue the refund claim, if you are a United States Resident, you are required to file:

•	the corresponding Spanish tax form,

•	the certificate referred to in the preceding section, and

•	evidence of the Spanish Non-Resident Income Tax that was withheld with respect to you.

The refund claim must be filed within two years from the date in which the withheld tax was collected by the Spanish tax authorities.

United States Residents are urged to consult their own tax advisors regarding refund procedures and any U.S. tax implications thereof.

Taxation of Rights

Distribution of preemptive rights to subscribe for new shares made with respect to your shares in BBVA will not be treated as income under Spanish law and, therefore, will not be subject to Spanish Non-Resident Income Tax. The exercise of such preemptive rights is not considered a taxable event under Spanish law and thus is not subject to

Spanish tax. Capital gains derived from the disposition of preemptive rights obtained by United States Residents are generally not taxed in Spain provided that certain conditions are met (See “—Taxation of Capital Gains” below).

Taxation of Capital Gains

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. For Spanish tax purposes, income obtained by you, if you are a United States Resident, from the sale of BBVA’s ADSs or ordinary shares will be treated as capital gains. Spanish Non-Resident Income Tax is currently levied at a 35% tax rate on capital gains obtained by persons non residents of Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain.

Notwithstanding the above, capital gains derived from the transfer of shares in an official Spanish secondary stock market by any holder who is resident in a country that has entered into a treaty for the avoidance of double taxation with an “exchange of information” clause (the Treaty contains currently such a clause), will be exempt from taxation in Spain. Additionally, capital gains realized by non-residents of Spain who are entitled to the benefit of an applicable treaty for the avoidance of the double taxation will, in the majority of cases, not be taxed in Spain (since most tax treaties provide for taxation only in the taxpayer’s country of residence). If you are a United States Resident, by virtue of the Treaty, capital gains arising from the disposition of ordinary shares or ADSs will not be taxed in Spain. You will be required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities an IRS certificate of residence in the United States, together with the corresponding Spanish tax form.

Spanish Wealth Tax

If you do not reside in Spain and you hold shares located in Spain, you are subject to Spanish Wealth Tax (Spanish Law 19/1991), which imposes a tax on property located in Spain on the last day of any year. It is possible that the Spanish tax authorities may contend that all shares of Spanish corporation and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, and you are a non-resident of Spain who held BBVA’s ADRs or ordinary shares on the last day of any year, you would be subject to the Spanish Wealth Tax for such year at marginal rates varying between 0.2% and 2.5% of the average market value of such ordinary shares or ADSs during the last quarter of such year. United States Residents should consult their tax advisors with respect to the applicability of Spanish Wealth Tax.

Spanish Inheritance and Gift Taxes

Transfers of BBVA’s shares or ADRs upon death or by gift are subject to Spanish inheritance and gift taxes (Spanish Law 29/1987), if the transferee is a resident in Spain for tax purposes, or if BBVA’s shares or ADRs are located in Spain, regardless of the residence of the beneficiary. In this regard, the Spanish tax authorities may argue that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate, after applying all relevant factors, ranges between 7.65% and 81.6% for individuals.

Alternatively, corporations that are non-resident in Spain, who receive BBVA’s shares or ADSs as a gift, are subject to Spanish Non-Resident Income Tax at a 35% tax rate on the fair market value of the shares as a capital gain. Hence, if the donee is a United States resident corporation, the exclusions available under the Treaty described in “—Taxation of Capital Gains” above will be applicable.

Spanish Transfer Tax

Transfers of BBVA’s ordinary shares or ADSs will be exempt from Transfer Tax (Impuesto sobre Transmisiones Patrimoniales) or Value-Added Tax. Additionally, no stamp duty will be levied on such transfers.

U.S. Tax Considerations

The following summary describes the material United States federal income tax consequences of the acquisition, ownership and disposition of ADSs or shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The summary applies only to U.S. Holders (as described below) that hold ADSs or shares as capital assets for tax purposes and does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	holders holding ADSs or shares as part of a hedge, straddle or conversion transaction;

•	holders whose “functional currency” is not the U.S. dollar;

•	holders liable for alternative minimum tax;

•	tax exempt organizations;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

•	holders that own 10% or more of BBVA’s voting shares.

The summary is based upon tax laws of the United States including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which may affect the tax consequences described herein possibly with retroactive effect. In addition, the summary is based on the Convention Between the United States and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”) and is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. Prospective purchasers of the ADSs or shares are urged to consult their own tax advisers as to the United States, Spanish or other tax consequences of the purchase, ownership and disposition of ADSs or Shares in their particular circumstances, including the effect of any U.S. state or local tax laws.

As used herein, a “U.S. Holder” is a beneficial owner of ADSs or shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the holders of the underlying shares represented by those ADRs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Accordingly, the analysis of the creditability of Spanish taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

Taxation of Distributions

To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with United States federal income tax principles), distributions made with respect to ADSs or shares (other than certain distributions of BBVA’s capital stock or rights to subscribe for shares of its capital stock) will be includible in the income of a U.S. Holder as ordinary dividend income before reduction for any Spanish income tax withheld by BBVA or its paying agent. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporations under the Code. To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the ADSs or shares, and thereafter as capital gain. The amount of the distribution will equal the U.S. dollar value of the euros received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for U.S. Holders of ADSs, will be the date such distribution is received by the Depositary), whether or not the Depositary or U.S. Holder in fact converts any euros received into U.S. dollars at that time. Any gains or losses resulting from the conversion of euros into U.S. dollars will be treated as ordinary income or loss, as the case may be, of the U.S. Holder and will be U.S. source. Dividends generally will constitute foreign source “passive” or “financial services” income for U.S. foreign tax credit purposes.

Subject to certain generally applicable limitations, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Spanish income taxes withheld by BBVA or its paying agent. However, any taxes withheld in excess of the rate provided in the Tax Treaty will not be eligible for credit against the U.S. Holder’s federal income tax unless such holder exhausts all remedies to recover such excess withholding, including the seeking of competent authority assistance from the Internal Revenue Service, without obtaining a refund. See “—Spanish Tax Considerations—Taxation of Dividends” above for a description of how a U.S. Holder can secure the Tax Treaty rate for withholding on dividends paid by BBVA or obtain a refund if amounts withheld on dividends paid by BBVA exceed the Tax Treaty rate. A U.S. Holder may be required to recognize ordinary income or loss attributable to currency fluctuations upon its receipt of a refund in respect of Spanish withholding tax to the extent that the U.S. dollar value of the refund differs from the U.S. dollar equivalent of the refund amount on the date the underlying dividend was received.

A U.S. Holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. U.S. Holders are urged to consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Sale and Other Disposition of ADSs or Shares

Subject to the discussion of the passive foreign investment company rules below, gain or loss realized by a U.S. Holder on (i) the sale or exchange of ADSs or shares or (ii) the Depositary’s sale or exchange of shares received as distributions on the ADSs, will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the ADSs or shares and the amount realized on the disposition. Gain or loss, if any, will be U.S. source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

We believe that we are not a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes for the taxable year 2002. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time, determined pursuant to certain proposed Treasury Regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be considered a PFIC for any taxable year.

Ordinarily, if we were treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or shares, gain recognized by such U.S. Holder on a sale or other disposition of an ADS or share would be allocated ratably over the U.S. Holder’s holding period for the ADS or share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for ordinary income of taxpayers of the

U.S. Holder’s type for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Similar tax rules would apply to any distribution in respect of ADSs or shares in excess of 125% of the average of the annual distributions on ADSs or shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Additionally, if we were a PFIC for any taxable year during which a U.S. Holder held an ADS or share, such U.S. Holder would be required to make an annual return on IRS Form 8621 for that year, describing the distributions received from BBVA and any gain realized on the disposition of ADSs or shares. Certain elections may be available (including a mark to market election) to United States persons that may ameliorate the adverse consequences resulting from PFIC status.

Information Reporting and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends on, and the proceeds from a sale or other disposition of, ADSs or Shares. A U.S. Holder will be subject to United States backup withholding tax on these payments if the United States Holder will fail to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The documents concerning BBVA which are referred to in this Annual Report may be inspected at its offices at Plaza de San Nicolás 4, 48005 Bilbao, Spain. In addition, we are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by BBVA with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices at The Woolworth Building, 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which BBVA’s ADSs are listed. In addition, the SEC maintains a web site that contains information filed electronically with the SEC, which can be accessed over the internet at http://www.sec.gov.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk at BBVA

The businesses and activities which we perform as a diversified financial group expose us to different kinds of risks. In order to manage them appropriately, we have an advanced risk management model, the main aim of which is to configure risk profiles that, on the one hand, make it easier to achieve strategic aims and create value for shareholders and, on the other hand, guarantee our medium- and long-term solvency.

Making both aims compatible requires precise management of credit, market and operational risks and integrating them so as to go beyond merely viewing each of them in isolation. In addition, this process involves having suitable structures available and progressively implementing new developments, including decision-making support tools (such as ratings and scorings) or new corporate risk measurement systems.

In order to support this process, in 2002 two structural decisions were taken that strengthen our corporate governance of risks. The first was the creation of the Risk Committee, a body with powers delegated by the Board of Directors, the main aims of which are as follows:

•	Analyzing the proposals regarding strategy and our risk policies in order to submit them for approval to the Board of Directors, which is ultimately responsible for both aspects and for our risk governance structure.

•	Monitoring the suitability of the risks undertaken to the profile set as a reflection of our risk tolerance and yield expectations in relation to the risks incurred.

•	Checking that we have put suitable means, systems, structures and resources in place to implement our risk management strategy.

•	Promoting the action needed to adapt our risk management to the best practices that have arisen from the recommendations about corporate governance systems or from risk supervision bodies.

•	Approving single customer risks or Group risks, in accordance with the delegation system in line with the level of risks established by the Permanent Executive Committee, which may significantly affect our equity solvency and potentially create operational risks or risks to our reputation.

The second measure adopted during the financial year was to strengthen our risk function, so that in any activity or business area, those persons responsible for risks report directly and functionally to the central risk area. In this manner, a homogeneous risk management system (in the form of measurement tools, monitoring, channels, procedures, limits and policies) was implemented. In addition, this system is of a global nature, as it acts on the full cycle of risk in the whole Group.

Within this scope of developing the management system, corporate risk assessment and measurement models have been implemented in our domestic businesses, and will be extended throughout the Group. This is the case for the new risk platform for the markets that, in line with the progress towards integrating risks, will make it possible to jointly measure market and credit risks. Other progress includes having also developed measurement models for structural liquidity risk, which are especially important when global markets are highly volatile.

Another highly important aspect for the development of the model was the progress made in improving systems for measuring risk capital, which has allowed us to deepen our awareness of the exposure and risk profiles undertaken by the various businesses.

All this makes it possible to manage risk and capital in an integrated manner, as well as assess the strategy followed in each business.

All in all, we seek to ensure that risk profiles are suited to our strategic objectives and in line with the yields expected by BBVA’s shareholders. This integrated management model allows dynamic management of the risks undertaken and ensures that they are in line with the appetite for risk that results from our strategic definition. Three areas of action are involved in this comprehensive management process:

•	Assigning risk capital by business areas.

•	Monitoring the risk profile and its suitability to that established by the Group.

•	Developing a corporate methodology that makes it possible to assess each of our businesses and activities and setting strategic indicators that contribute to identifying the value creation levers in each activity and the configuration of our strategy.

In order to develop the comprehensive risk management system that we are implementing, it is essential to have a team of qualified professionals who:

•	Establish consistent and homogeneous criteria with regards to accepting and monitoring risks of whatever nature.

•	Spread a strong risk-aware culture which is consistent with the corporate risk management system we have implemented.

•	Ensure that risk management is carried out by adopting decisions supported by corporate tools and models and follows the stipulated procedures and channels.

Throughout 2002, the Risks unit, together with the Human Resources unit, has extended the skill management model, which has enabled training plans to be established that are suited to the needs of the various professionals and encouraged the consolidation of a closer and more participatory style of management that stimulates and encourages teamwork.

The following sections provide a detailed description of the exposure to each type of risk and the main progress that was made in 2002.

Global risk map

An important risk management tool is the so-called economic capital map. Economic capital or risk capital is the measure used for homogeneous quantification of our risks and is defined as the estimated losses that could be suffered in the various risk activities with a one-year time horizon, taking into account the interrelations between them (correlations) in extreme scenarios that are very unlikely to take place.

We define capital in terms of its basic components—capital and reserves—and use a confidence factor of 99.9% in our risk capital calculation. This means that we expect that the volume of capital calculated in this way will be enough to cover potential losses in 999 out of every 1,000 cases.

The concepts of economic capital and capital map are essential for assessing our global risk profile. They let us allocate our capital to the various lines of business and activities in terms of the risk incurred (basically, credit, market and operational) as well as the amount thereof. In the second place, the risk capital estimate makes it possible to have a more accurate awareness of the yield suited to the risk of the various businesses, by relating the profit obtained to the capital actually employed.

The calculations of economic capital are dynamic measurements that are updated periodically and include the improvements and advances arising from the implementation of our risk model, as new tools and systems are implemented and new information is drawn from the historical risk databases.

The graphs below display our distribution of economic capital as at December 31, 2002 in attributable terms, net of minorities. Retail businesses account for 52% of total consumption, of which domestic business in turn accounts for 56%.

Compared to 2001, the main change is the growth in capital attributed to our industrial holding activities, basically due to the change in equity (an increase in volatility, as well as falls in value that have affected the underlying capital gains in the portfolio). The relative amount of capital attributed to our industrial holding activities went from 9% in 2001 to 17% in 2002.

By risk type, credit risk still represents the major part of risk capital employed (47%), as is typical for an institution with a significant weighting in commercial banking. Market risk, which includes structural risk of the balance sheet associated with variations in interest rates and exchange rates, as well as the share and real estate portfolio, rose from 30% of total capital in 2001 to 37% in 2002, for the reason mentioned above, while 16% of total capital is attributed to operational risk (as defined under “—Global Operational Risk Management” below).

New Capital Proposal: Basel II

We are closely following the new capital proposal being drawn up by the Basel Committee, actively participating in international discussion forums and making our opinions and proposals known to the various supervisors.

There have been a few changes compared to the situation at the end of 2001. Firstly, the implementation schedule has been delayed, so that the new regulations are expected to come into force at the end of 2006. Secondly, the technical aspects of the proposal are being considerably revised and updated.

In the last quarter of 2002, the Basel Committee launched a new impact test to estimate the potential impact of the proposal in its current state on the capital requirement of financial institutions. We were one of the banks that took part in the test, the results which are now being analyzed by the supervisors in order to make the appropriate modifications to the proposal, if applicable.

In its current state of development, the proposal still maintains its original principles:

•	It establishes a closer relationship between the capital requirement and the risks incurred.

•	It includes the possibility of using certain parameters estimated internally by the banks themselves for the capital calculation.

•	It includes a new operational risk capital charge.

•	It establishes two new pillars to supplement and strengthen the calculation of the minimum capital requirements: Pillar II (Supervision) and Pillar III (Transparency).

However, the calculation of regulatory capital does not include all risks, nor does it take account of one of the critical components of risk management, namely diversification.

In any case, the new proposal is a very positive development because it proposes capital requirements that are more sensitive to risk, thus reducing or removing certain incentives to regulatory arbitrages linked to the current regulations. Significant changes have already been made to the last version of the proposal, although many questions are still open that are expected to be resolved during 2003.

Credit Risk Management

Evolution of credit risk quality and exposure

Our global credit risk exposure, considering customer lending, potential exposure to credit risk in market activities, off-balance sheet exposure and third-party realizable assets, fell by 8.4% in 2002 from €344 billion at the beginning of the year to €315 billion at the end of the year, due to the reduction in risk in Latin America.

Customer exposure is broken down as follows: customer lending represents 47%, 31% in market activity and 15% third-party realizable assets and 6% contingent liabilities. The Retail Banking in Spain and Portugal area accounts for most of the exposure with 53%, followed by the Wholesale and Investment Banking area with 25%. Exposure in Latin America fell from 28% to 20%, affected in part by the depreciation of the countries’ currencies against the euro during the year, especially the Argentinean Peso (-75.1%), the Mexican Peso (-26.4%), the Venezuelan Bolivar (-53.5%) and the Brazilian Real (-44.8%).

During 2002, in Spain (including the branches abroad) we increased the weight of gross lending by 8 percentage points to 77% of the total. Mexico accounts for 10%. Europe, which represents 3% of Group lending, is far behind, followed by Argentina, Puerto Rico and Chile with 2% each.

On December 31, 2002, our NPL ratio was 2.37%, or 1.71% excluding Argentina.

In the domestic businesses (the Retail Banking in Spain and Portugal area and the Spanish segment within the Wholesale and Investment Banking area), the NPL ratio fell to 0.87% from 0.96% during the financial year. The business area with the greatest volume of lending, the Retail Banking in Spain and Portugal area, reported an NPL ratio of 1.01% at the close of 2002, while for the Wholesale and Investment Banking area it was 1.28%. In Latin America the NPL ratio was 3.97%, 4.22% in Mexico and 3.65% in the rest of the world.

Spain, Argentina and Mexico account for 38.6%, 29.3% and 18.5% of total NPL balances, respectively.

The NPL coverage ratio stood at 146.8% on December 31, 2002 (206.1% on December 31, 2001), 189.5% excluding Argentina and 200% if one excludes Argentina’s country risk reclassification to group 5.

Risks are highly diversified between financing for individuals and business activities, without relevant concentrations in the sectors most sensitive to the current economic and political scenario.

Credit Risk Profile. We use two elements for the advance measurement of our credit risk: expected loss and economic capital per credit risk.

The expected loss defined as a percentage of the risk exposure would be as follows:

Expected Loss % = Probability of default % x Severity %

Moreover, the economic capital derived from the credit exposure depends on the same components and, additionally, on elements such as the confidence factor used and the portfolio diversification or correlations.

Probability of default. In general, this is taken to mean a delay longer than 90 days in payment of an obligation. This definition is basically the same as the one set out in the Basel II white paper. The probability of default is calculated for a one-year time horizon.

The probability of default associated with the different transactions and/or customers is obtained using rating and scoring tools.

The classification tools used include the risk factors deemed relevant for the segment in question. Suitable consideration and combination of these factors gives rise to the customer’s creditworthiness rating – in the case of ratings- or of the transaction – in the case of scoring. This score is then associated with a probability of default by means of the statistical process known as calibration. Thus, the score of each tool is linked to a rating on the BBVA master scale, which is a classification for each section of the probability of default.

The reduced version of our master scale classifies the outstanding risk portfolio into thirteen categories. We use a more granular version of the scale, which enables us to better adjust it to the diversity of our activities, avoid concentrations in certain degrees and thus have sufficient granularity in all the lines of business and countries.

BBVA Master Scale (Reduced version)

	Default probability
Master scale rating	Average	Minimum	Maximum
	(in basis points)
AAA	1	0	2
AA	3	2	5
A	7	5	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B-	785	581	1,061
CCC	2,122	1,061	4,243

The graphs below display the estimated distribution by ratings—exposure weighted—of the risks with companies, financial institutions, establishments and sovereign risks within the defined field. As may be observed, 80.4% of credit risk exposure is concentrated in the BBB—or better rated sector, and 66.9% in A or higher ratings. If we exclude sovereign risks, 54% is still concentrated in level A or better and 72.7% of the exposure has a rating of BBB—or better.

In accordance with the regulatory authorities’ future requirements in the framework of the new Basel II capital accord, we have started to validate ratings tools with regulatory authorities and independent experts.

One relevant issue is how the term affects the probability of default. In the retail segment – mortgages and consumer loans – as is clearly shown in the graphs below, which have been obtained by segmenting the historic information on the risk of our consumer loans and mortgage portfolio in Spain. In addition, the average probability of default for the two portfolios is shown. Two kinds of criteria were followed to group the information:

•	The corresponding score: divided into five groups, group 1 being the best-scoring loans and group 5 the worst-scoring loans.

•	The time, in years, that has elapsed since the loan was granted.

As can be seen, the scoring method’s default prediction capacity is clear, because the best-scoring loans are seen to have the least probability of default, and vice versa. In both business segments and for all the scoring groups, one can see how the probability of default is estimated to increase until the second year, when there is a tendency for change, with the probability of default starting to decrease.

2002 was a very good year in terms of the implementation and calibration of scoring tools for the retail banking activities in all the Latin American affiliates in which scoring has already been implemented and calibrated according to our homogeneous standards.

As for the rating tools, during 2002, under the coordination and supervision of the Central Risk Area, teams from the various Latin American affiliates have been working on the development and implementation of homogeneous ratings according to corporate standards. The starting goal was to have classification tools for each of the business segments worked with and this process has almost been completed.

Thus, most of our activities subject to credit risk are assessed at origin with rating or scoring tools, so each transaction has associated default probability that is consistent and homogeneous with corporate requirements.

With regards to the global risk maps, the probabilities of default in those cases in Latin America that still do not have a classification tool are gathered from historical data of the average behaviour of the portfolios.

Severity. Severity can be defined as an advance estimate of the final loan losses in the event of default. In addition to the efficiency of the recovery process, the aspects that affect it are the type of product in question and the collateral associated with the transaction.

Making severity estimates entails having historical databases to allow the result of the recovery processes to be analysed according to various segmentation criteria. This has culminated in the development of an historical recovery analysis database for the whole Group, which can segment severity information by all the relevant potential axes (type of product, collateral, country, customer’s pre-default rating, etc.). The information gathered refers to 1995 onwards, in order to comply with the Basel Committee’s requirements.

When it is not possible to use the results from such database, we use portfolio-level severity estimates, which in some cases are based on sample recovery proceedings, and in others on dynamic analysis of NPL and bad debt recoveries compared to new NPLs and in still other cases on external parameters.

Expected losses. Throughout the financial year 2002, the estimates of our expected losses were adjusted as the various rating and scoring tools made new information available from the historical risk databases, in which all the credit risk exposure information is being included together with the estimates of the probability of default and severity broken down by portfolios.

The breakdown of our expected losses, as a percentage of exposure shows that the domestic banking group accounts for 78.1% of total exposure and has an expected loss of 0.23%, while Mexico and the rest of the Group have an expected loss of 0.67% and 1.02%, respectively.

The attributable loss in the main areas by exposure, the Wholesale and Investment Banking area and the Retail Banking in Spain and Portugal area, was 0.06% and 0.48%, respectively.

By activities, the highest level of expected loss is in business, with 0.53%, followed by residential customers and SMEs with 0.47%. The percentages for the rest of the activities are insignificant.

Credit risk in market activities. Measurement of the credit risk of OTC financial instruments is carried out in terms of the daily market valuations of the positions held, plus an estimate of the maximum potential risk that such security can be expected to reach up until maturity.

Although we are required, under Spanish GAAP, to record the notional amounts of these financial instruments to our balance sheet, we value them on the basis of fair market value, and believe the notional amounts are not a representative measurement for assessing the risk exposure of these transactions. At the end of 2002 the notional amounts were €676,516 million, down 11.2% on the previous year.

The equivalent maximum exposure in credit risk with balancing transactions was €19,532 million in December 31, 2002, 13.8% down on the previous year.

The net market value of the OTC financial instruments in the portfolio as at such date was €832.5 million, with a mean residual term of 75 months. The average replacement value measured in gross terms is €6,552 million.

OTC Derivatives (equivalent maximum exposure)

OTC Derivatives	Gross replacement value	Net replacement value	Equivalent maximum exposure	Mean term
	(in millions of euros)			(in months)
IRS	4,990.4	1,286.6	10,739.8	93
Fras	18.8	2.6	33.2	0
Interest rate options	250.2	(25.1)	776.7	6

Total Interest Rate OTC	5,259.4	1,264.1	11,549.7	100

Term FX	397.1	(474.3)	3,046.4	4
FX rate swaps	458.0	(10.1)	2,476.5	28
FX rate options	70.4	62.4	131.0	0

Total FX Rate OTC	925.5	(422.0)	5,653.9	33

Equity options	121.9	(174.5)	1,527.2	11
Fixed income and others	245.6	164.9	801.4	0

Total Equity and other OTCs	367.5	(9.6)	2,328.6	10

Total	6,552.4	832.5	19,532.2	75

The following chart shows the term distribution of equivalent maximum exposure from OTC financial instruments compared to their structure at the end of 2001.

Term distributions (equivalent maximum exposure in financial instruments OTC)

	2002			2001
Product class	Up to one year	1-5 years	More than 5 years	Up to one year	1-5 years	More than 5 years
Interest rate OTC	15%	34%	51%	4%	30%	66%
FX rate OTC	60%	30%	10%	64%	30%	6%
Equity, fixed income and other OTCs	75%	22%	3%	77%	20%	3%

Total	36%	31%	33%	42%	28%	30%

The weighting of the balancing transactions managed under OTC financial instrument collateral agreements signed has risen to 27.2% of transactions carried out with non-resident financial institutions in Europe and the United States.

We have continued with our policy of signing netting agreements which are legally valid in each of the jurisdictions in which we operate, and which account for a relevant share of total exposure.

The balancing transaction risk undertaken in OTC financial instrument transactions is carried out with institutions with the best credit ratings, of A- or better in 90% of cases.

Exposure is concentrated in financial institutions (85%) and the rest (15%) in corporations and customers and is suitably diversified.

The distribution of risks by geographical zones can be seen in the first graph below, which shows that Europe and North America account for the majority, 78% of the total. Mexico accounts for 10.1% and the rest of Latin America for 11.6%.

In addition, we have continued to measure credit risk in terms of expected loss plus economic capital for the activities performed with each balancing entry and/or issuer, thanks to the tool specially developed for this, as shown in the second graph below.

Market Risk Management

Market risk, taken as the possibility of losses occurring in the value of the positions maintained as a result of market variable movements (interest rates, exchange rates and share prices), is inherent to financial activity, and more specifically to market trading (market areas of the parent company and of each affiliate bank), to which this section refers in particular.

Our market risk management is made up of a set of policies and processes aimed at identifying, measuring and controlling the risk derived from the uncertain future change in the securities markets, which is inherent to financial activity. Broadly speaking, such management is basically geared to creating shareholder value, which more specifically translates into limiting possible losses that may arise from the position held as a result of adverse movements in the relevant market variables such as currency and interest rates and equity prices, and optimizing the relationship between the level of risk undertaken and the returns obtained from the various activities, in accordance with our general objectives.

In order to carry out this function effectively, the market risk management and control systems applied in the Group are subject to an ongoing process of rationalization, revision and improvement, stimulated by the constant innovation taking place in both the range of financial products and the risk measurement methodologies and by the growing importance that regulators are giving to internal risk control and management systems in financial institutions.

This task is mainly carried out by the Global Market Risk Management department within the Risks unit, which is independent of the business units and is also responsible for making sure that the limits and risk policies are complied with by both the various business units and in the aggregate, as well as regularly reporting to senior management on such aspects.

Setting risk limits is one of the basic pillars for controlling market risk. They are approved by the Permanent Executive Committee, following a report by the Risk Committee using proposals from the business units themselves, based on both the activity budgets and the foreseen change in the various risk factors. This process, which is repeated at the start of each financial year and whenever market circumstances make it advisable, ensure that the risk undertaken by the various units is in line with the risk profile defined for the Group as a whole and with the risk activities actually performed. Our system of limits works effectively because of the clear definition, communication and compliance with the procedures to be followed in the case of one of the approved limits being exceeded. Another aspect of this system is the definition of prior warning signs. If these are triggered, the envisaged plans are put into effect in order to prevent the agreed limits from being exceeded.

The limits are mainly set in terms of value at risk (VaR), or maximum estimated loss, complemented with others based on non-statistical measurements such as delta sensitivity, nominal exposure and stop-loss. Some specialist units have sub-limits set at desk or business-line level and for low liquidity and high volatility risk factors.

The basic focus followed in the Group to estimate the value at risk is the parameter model, based on a covariance matrix, calculated with a confidence level of 99% and a one-day time horizon. This estimate assumes that market price performance follows a normal statistical distribution, which is a function of the past. As an end-result, it provides the maximum loss that may take place in the positions considered with the given level of probability. This is supplemented by measuring the market risk of exotic products or those with optional features, for which the model’s assumptions cannot complied with, using specific simulations.

Centralized VaR measurements are made daily, providing results that are broken down into various levels and regularly published and sent to all the managers of risks and businesses involved. The use of a single corporate tool for the whole Group ensures the consistency of the risk figures obtained in the various business units.

In addition, we have put a new risk platform in place that makes it possible to obtain risk estimates from historical situations and Monte Carlo analysis. The new corporate platform measures the risks of our market units and will be fully operational in 2003.

By way of example, the attached graph shows the distribution of changes in the value of the portfolio of short-term interest rates subject to a set of scenarios generated by Monte Carlo analysis.

The histogram shows the frequency of the various changes in value in the simulation, showing a distribution close to normality due to the relatively low weighting of the optional risk components in the total risk of the analyzed portfolio. The one percentile of such distribution shows the figure of value at risk with a one-day horizon for a level of confidence of 99%, which is €1,233 thousand; in other words, according to the Monte Carlo simulation technique, it is 99% certain that the losses that may take place in one day in this portfolio will not exceed such amount.

The Risks unit regularly validates the risk measurement models used, in line with the Basel Committee’s recommendations. The area performs back-tests, which consist of contrasting the levels of risk estimated by the model with the ex-post theoretical results obtained by the units each day, taking into account daily data for a sample period of one year. Back-tests seek to determine whether the number of times that losses exceed the estimated VaR for the date is compatible with that expected according to the 99% confidence level in the model, i.e. one every 100 days, which is approximately three times a year. Normal distribution tests are also regularly carried out.

In addition to measuring market risk through VaR, stress testing is regularly carried out in order to identify the scope of the losses in “non-normal” or very-low probability situations, with the aim of assessing possible negative impacts on the value of our portfolio. Several stress scenarios are simulated, based on both historical crises and hypothetical situations, calculating the losses that would occur in such situations with the positions held at any time. The scenarios are periodically reviewed. Generic situations are simulated, as well as others specifically designed for the various business units depending on the kind of sensitive positions typically held in each of them. Extreme situations in which there is a breakdown in the correlations that exist between the various markets and that could significantly affect the value of the portfolios are also simulated. All this makes it easier to draw up plans with the actions that must be carried out should a critical situation similar to those examined take place.

Lastly, risk monitoring is supplemented with other non-statistical measurements such as sensitivity or nominal exposure, which are more intuitive and simpler to calculate and provide relevant supplementary information about the level and nature of the risk undertaken.

Market risk in 2002

Trading Risk. Market performance in 2002, heavily conditioned by the pessimism about the expected delay in the recovery of the world’s main economies, was characterized by an increase in uncertainty at the international level. This situation raised levels of risk aversion, which has especially affected the Latin American financial markets. In addition to these general factors came the economic crisis unleashed in July in Brazil, greatly increased by the electoral process.

The graph displaying the change in our market risk shows that levels of risk rose in the second half of the year, mainly as a result of the increased volatility of the Latin American markets. The highest levels were attained during the summer, associated with the highly unstable international situation described above. Risk has been falling since then, ending close to the lowest levels recorded during the year.

The average risk for the market areas during the year was €23,475 thousand (2001: €24,200 thousand), with a high of €32,653 thousand (2001: €30,000 thousand) and a low of €17,702 thousand (2001: €17,900 thousand), respectively. The dispersion of average risk is somewhat higher than in the previous financial year as result of the difficult economic climate described. However, when the various rates of risk are aggregated, a significant reduction can be seen due to the effect of the diversification of the portfolio positions. This effect has increased compared to 2001, highlighting the conservative management of risk in situations of market tension.

For the purpose of the table below, we define Vega risk as the exposure in the value of a transaction or portfolio associated with a change in volatility of price of the underlying stock.

In any case, as shown in the second above graph, our dominant risk is related to movements in interest rates (69% of the total at the end of the year), followed by foreign exchange risk (14%), risk derived from the volatility of options (10%) and, lastly, equity risk (7%).

The graph of distribution by geographical areas shows that as at December 31, 2002, our risk was equally shared between our investment banking area and all the Latin American banks’ treasury desks (50.3% of the total). It is worth highlighting the moderate profile of the Latin American area, despite the increase in risk in Brazil, due to the rise in volatility, as well as that seen in the rest of the Latin American markets. We should point out that the diversification between the positions of our investment banking area and the Latin American banks is equally important, which reflects active management aimed at optimizing the risk-reward relationship.

The average use of VaR limits approved by the Permanent Executive Committee for each of the treasury desks in the year 2002 also shows the diversification of risk in the treasury desks of our banks. The graph below shows the use of limits, which on average was 46%.

Although VaR models permit, among other things, estimates of a portfolio’s aggregate market risk exposure, their interpretation should be reviewed in light of the methodology’s limitations, which include:

•	past changes in market risk factors (on which the model is based) will not always accurately predict future changes in a given portfolio’s value;

•	the inability to perfectly model all of a trading portfolio’s market risk factors;

•	future risk depends on future positions instead of past trading positions; and

•	VaR using a one-day time horizon does not fully capture the market risk of intra-day positions and positions that cannot be liquidated or hedged within one day.

The VaR estimates for our portfolio at different dates and our actual trading results and financial condition may differ materially from VaR estimates at December 31, 2002, due to changes in the composition of each bank’s portfolios and market movements. Market movements are unpredictable and no assurances can be given that actual results in other portfolios or in other periods will not differ materially from the outcomes predicted by VaR estimates.

Finally, the back-testing carried out for the year 2002 according to the aforementioned model, comparing the revaluation losses with the maximum losses anticipated by the corporate risk model each day, shows that the VaR model works with the 99% confidence level defined by the Group.

Derivatives

In the normal course of our business, we enter into a variety of derivative transactions principally in the foreign exchange and interest rate markets. These are used to hedge or modify risk exposure arising on the balance sheet from a variety of activities including lending and securities investment. They are also used to actively take, hedge and modify positions as part of trading activities and to provide financial services to customers. The majority of the counterparties in our derivative transactions are banks and other financial institutions.

Derivative instruments are contracts or agreements whose value is derived from interest rates, foreign exchange rates, securities prices, financial or commodity indices or other assets. Derivatives include swaps, futures, forwards, and option contracts. Derivatives are generally either negotiated over-the-counter contracts or standardized contracts executed on an exchange. Standardized exchange-traded derivatives include futures and option contracts. Negotiated over-the-counter derivatives include forwards, swaps and option contracts. Over-the-counter derivatives are generally not traded like securities. However, in the ordinary course of business, with the agreement of the original counterparty, they may be terminated or assigned to another counterparty. The timing of cash receipts and payments related to derivatives is generally determined by contractual agreement.

We use derivates for both trading and risk management purposes. Our trading activities in derivatives consist primarily of operations to hedge or alter the interest rate or currency characteristics of our debt securities portfolios and treasury funding. We generally do not use hedge-accounting to record gains and losses on derivatives.

The principal types of derivatives issued and held by us are interest rate swaps, forward rate agreements, interest rate options and futures, foreign currency forwards, foreign currency options, and foreign currency swaps. The principal characteristics of these instruments are described below.

Swaps. A swap is a financial transaction in which two counterparties agree to exchange streams of payments over time based on an underlying notional principal amount. A swap is normally used to transform the market exposure associated with a loan or bond by exchanging a stream of payments based on one interest rate (fixed or floating) or currency for a stream of payments based on a different interest rate or currency.

Forward Rate Agreements. A forward rate agreement is a contract in which two counterparties agree on the interest rate to be paid on a notional deposit of specified maturity at a specific future time. Normally, no principal exchanges are involved, and the difference between the contracted rate and the prevailing rate is settled in cash.

Options. An option is the contractual right, but not the obligation, to buy or sell a specified amount of a given financial instrument or currency at a fixed price before or at a designated future date. Options may either be standardized, exchange-traded contracts or negotiated, over-the-counter instruments.

Foreign Currency Forwards. A foreign currency forward is an agreement between two parties to exchange one currency for another at an agreed upon time beyond the spot market settlement period and exchange rate. Foreign currency forwards are negotiated, over-the-counter instruments.

Futures. A futures contract is an exchange-traded contract generally calling for delivery of a specified amount of a particular financial instrument or currency at a fixed date in the future. Futures contracts are highly standardized and traders need only agree on the price and number of contracts traded. Traders’ positions are maintained at the exchange’s clearinghouse, which becomes a counterparty to each trader once the trade has been cleared at the end of each day’s trading session. Members’ positions are marked-to-market daily at the clearinghouse and members must post margin payments. Most trades are unwound before delivery. The interposition of the clearinghouse facilitates the unwinding since a trader need not find his original counterparty but may arrange an offsetting position with any trader on the exchange.

Our principal objective in holding or issuing derivatives for purposes other than trading is the management of interest rate and foreign exchange risks arising out of our non-trading assets and liabilities. Risk management activities are aimed at optimizing net interest revenue, given levels of interest rate and foreign currency risks, consistent with our business strategies. For a discussion of accounting policies relating to derivatives held for trading and non-trading purposes, see Note 26 to the Consolidated Financial Statements.

The following table shows the structure of derivatives for BBVA by notional value for the periods presented.

	2002	2001	2000
	(in millions of euros)
Buying and selling of foreign currencies	50,085	37,905	43,954
Financial assets purchase and sale	6,639	2,752	3,800
FRAs	22,413	111,360	24,719
Swaps	461,524	467,253	304,042
Financial futures	49,676	43,135	22,580
Options	97,115	111,989	68,273
Other transactions	1,292	819	713

Total	688,744	775,213	468,081

The following tables present notional value of derivatives at the dates indicated.

	Up to 1 Year	1 to 5 Years	5 to 10 Years	Over 10 Years	Total
	(in millions of euros)
Balance at December 31, 2002
Interest rate and securities transactions
Swaps	329,331	70,949	34,833	26,411	461,524
Forward rate agreements	20,657	1,757	—	—	22,414
Financial futures	35,504	14,166	6	—	49,676
Unmatured financial asset purchase and sale transactions	6,639	—	—	—	6,639
Securities and interest-rate options	20,384	36,302	24,498	7,234	88,418

Subtotal	412,515	123,174	59,337	33,645	628,671

Exchange rate transactions
Forward foreign currency purchase and sale transactions and swaps	47,868	2,217	—	—	50,085
Foreign currency options and futures	8,413	233	31	19	8,696
Other transactions	1,292	—	—	—	1,292

Subtotal	57,573	2,450	31	19	60,073

Total	470,088	125,624	59,368	33,664	688,744

	Up to 1 Year	1 to 5 Years	5 to 10 Years	Over 10 Years	Total
	(in millions of euros)
Balance at December 31, 2001
Interest rate and securities transactions
Swaps	364,213	50,608	30,695	21,737	467,253
Forward rate agreements	103,827	7,533	—	—	111,360
Financial futures	36,775	6,353	7	—	43,135
Unmatured financial asset purchase and sale transactions	2,752	—	—	—	2,752
Securities and interest-rate options	31,272	28,438	18,751	11,185	89,646

Subtotal	538,839	92,932	49,453	32,922	714,146

Exchange rate transactions
Forward foreign currency purchase and sale transactions and swaps	26,674	11,231	—	—	37,905
Foreign currency options and futures	21,498	845	—	—	22,343
Other transactions	819	—	—	—	819

Subtotal	48,991	12,076	—	—	61,067

Total	587,830	105,008	49,453	32,922	775,213

The following table shows our assets and liabilities that are covered by hedging as of December 31, 2002 and 2001.

		December 31, 2002
		Notional
	Amount Hedged	Interest Rate Swaps	FRAs	Options & Futures	Others
	(in millions of euros)
Lending	3,665	2,081	—	651	933
Credit entities	9,685	943	—	224	8,519
Securities portfolio	25,478	7,643	—	12,956	4,880
Deposits	10,281	7,892	—	2,388	—
Other assets and liabilities	35,924	9,552	41	24,120	2,211

Total	85,033	28,111	41	40,339	16,543

		December 31, 2001
		Notional
	Amount Hedged	Interest Rate Swaps	FRAs	Options & Futures	Others
	(in millions of euros)
Lending	3,786	2,681	—	887	219
Credit entities	3,704	2,772	—	932	—
Securities portfolio	29,924	20,260	—	8,137	1,527
Deposits	11,062	5,326	—	959	4,777
Other assets and liabilities	17,287	8,621	—	3,798	4,867

Total	65,763	39,660	—	14,713	11,390

The market value of the trading futures transactions, which is equal to the notional amounts of the underlying assets in the table above as of December 31, 2002 and 2001, is as follows:

	2002	2001
	(in millions of euros)
Interest rate and securities transactions
Swaps	(728)	(170)
Forward rate agreements	(6)	(14)
Futures and options	268	149
Unmatured financial asset purchase and sale transactions	(13)	10

Total interest rate and securities transactions	(479)	(25)

Exchange rate transactions
Forward foreign currency purchase and sale transactions, currency futures and swaps	(72)	(86)
Foreign currency options	—	17

Total exchange rate transactions	—	(69)

Interest Rate Risk

Structural interest risk refers to the potential effect that interest rate changes can have on a bank’s net interest income and economic value, as a result of the gaps between maturities and repricing of sensitive balance sheet assets and liabilities, as well as other off-balance sheet products and obligations. We conduct sensitivity analysis from both points of view. Firstly, from the earnings perspective, the measurements calculate the impact that interest rate changes have on the financial income projected over a time horizon of 12 months and, secondly, from the economic value perspective, the sensitivity analysis refers to the impact that interest rate changes have on the current discounted value of expected future flows.

The Assets and Liabilities Committee (COAP) establishes the balance sheet management policies and proposes the coverage strategies it considers best for mitigating the negative impact of interest rate changes, both on net interest income and on our economic value, depending on the existing expectations regarding future changes in interest rates.

The measurement model is based on the structural balance sheet at the end of each month, with the structure of maturities and repricing of the various volumes (depending on whether they are linked to a fixed or variable interest rate, respectively), which are dynamically projected for the future on the basis of certain behavioral hypotheses. Some of the most important of these hypotheses are assumptions about growth in volumes and, in the case of lending, the estimate of prepayment or early repayment functions. Another set of relevant hypotheses are those concerning renewals, both regarding the renewal term and the spread compared to the market rates at which the volumes are expected to be remunerated. In addition, the behaviour of accounts without explicit maturity (current and savings accounts) is monitored. Due to their importance, these hypotheses are periodically subjected to a process of revision with the aim of adapting the model so that it reflects reality as closely as possible.

Changes in interest rate curves are included in the model in two different ways. On the one hand, parallel changes to the interest rate curve of 100 basis points are taken into account and, in addition, simulations of scenarios that include changes of slope and curvature are carried out. According to this methodology, and for a confidence level of 99.9%, the measurements made during the year for us show that net interest income has a sensitivity level of less than five percent of our net interest income. As for the sensitivity of the economic value, in average terms is has also been held clearly below five percent of the capital base.

In addition to calculating the sensitivity of the economic value we calculate the average duration of the balance sheet and the different assets on it. According to these measurements, the average duration of equity is very short and, therefore, our economic value sensitivity was, on average, less than two percent of the capital base in the event of rises of 100 basis points in 2002.

The Permanent Executive Committee, following a report by the Risk Committee, authorizes our structural interest risk limits. This authorization establishes a limit to the sensitivity of the financial income if market interest rates change by 200 basis points. Likewise, changes in the economic value cannot exceed a given percentage of the capital base. The attached graph shows that, on average, moderate use was made of limits during the year 2002. It is worth highlighting that the fall in average use of the economic value limit, due to active management of the balance sheet, allowed us to reduce our total duration in view of expectations of future changes in interest rates.

The gaps chart as at December 31, 2002, shows the time distribution of the maturities or repricing of the sensitive volumes on the balance sheet (depending on whether they are fixed or variable rate, respectively) grouped by kinds of market:

•	Money, credit and fixed interest on the asset side.

•	Money market, customer debits and securities on the liability side.

Aggregating these volumes determines the gap of the balance sheet products which, together with the gaps generated by the off-balance sheet products, form our total balance sheet gap in euros. Similarly, the maturity and repricing matrices are constructed for the rest of the most important currencies in the Group.

Structural interest risk:

Consolidated balance sheet sensitivity in euros(*)

	Balance	1-6 months	6-12 months	1-3 years	3-10 years	+10 years
	(in thousands of euros)
Assets:
Money market	12,563,175	12,116,524	341,359	76,829	28,353	110
Credit investment	94,887,628	49,513,364	25,910,703	9,937,187	7,250,992	2,275,382
Security portfolio	26,410,346	3,297,397	3,802,108	10,439,853	6,030,794	2,840,194
Rest	(24,652,826)	(21,065,090)	(2,207,450)	(155,556)	(553,910)	(670,820)

Total Sensitive Assets	109,208,323	43,862,195	27,846,720	20,298,313	12,756,229	4,444,866
Liabilities:
Money market	6,527,462	5,876,972	127,420	102,172	270,965	149,933
Customer debits	74,455,928	37,278,091	2,003,945	3,691,926	31,481,880	86
Securities	22,449,872	8,463,243	493,203	2,082,926	8,628,678	2,781,822

Total Sensitive Liabilities	103,433,262	51,618,306	2,624,568	5,877,024	40,381,523	2,931,841

On-Balance Gaps	5,775,061	(7,756,111)	25,222,152	14,421,289	(27,625,294)	1,513,025
Off-Balance Gaps	(900,620)	(14,117,999)	(29,309)	5,330,737	7,969,482	(53,531)

Total Gaps	4,874,441	(21,874,110)	25,192,843	19,752,026	(19,655,812)	1,459,494

(*)	Ex cash assets

In addition, structural interest risk is analyzed on an individual basis for the main banks in the Group. As can be seen in the graph below, diversification creates an offsetting effect that reduces the possible impact on the Group as a whole.

Structural foreign exchange risk

Structural foreign exchange risk is managed by assessing the impact that changes in exchange rates have on the banks’ net interest income and net worth. We are exposed to foreign exchange risk due to the investments we make, which involve holding certain assets in currencies other than those they were financed with. The greatest risks come from holdings acquired in Latin American companies.

COAP assesses this structural risk at regular intervals and decides whether or not to carry out hedging transactions to mitigate the negative impact of exchange rate changes. In 2002, this committee decided to keep the income statement’s exposure to losses from unfavorable exchange rate movements at minimum levels, carrying out more sensitive hedging.

Structural foreign exchange risk in 2002 was low and followed a downward trend due in large part to the hedging carried out. For details of hedging, see Note 26 to the Consolidated Financial Statements.

Liquidity risk

Liquidity risk is a bank’s potential inability to obtain the required funds from the markets at a reasonable cost, in order to meet its payment obligations.

The Permanent Executive Committee, following a report by the Risks Committee, is responsible for approving the liquidity management policies, which contain the action guidelines for the whole of the Group. The Liquidity and Emergency Committees are delegated the authority to take the relevant measures in the event of the warning signs being activated.

The contingency plans are based on the premise that in order to successfully deal with a crisis situation serious prior training is required, which is provided through our daily actions under normal conditions. The existence of a detailed liquidity administration plan, clear definition of the responsibilities and effective performance of the approved principles are the cornerstone of the contingency plan.

Liquidity requirements in a crisis situation are assessed according to the specific features of each crisis, differentiating between possible critical situations due to systemic factors and those due to the bank itself.

Each month, COAP analyzes the medium-term liquidity (12 months) of the main currencies (euro and dollar), as well as the liquidity gaps by business structure (credit and market gaps and the rest) and by kind of financing (wholesaler, equity and rediscountable assets). It also approves policies for each type of issue (EMTN, mortgage bonds, asset securitization, capital instruments), in terms of market conditions, objective terms and available instruments.

Short-term liquidity is measured daily through its state of liquidity, which shows the bank’s basic liquidity (flows foreseen for a given horizon) as well as cash assets available for meeting existing payment commitments.

Global Operational Risk Management

In the Group, operational risk management is a priority, because it is directly involved in creating shareholder value. This can be carried out in two ways: firstly, by improving the income statement (mitigating risks that cause losses or loss of profit) and secondly, by making use of the advantages of the new Basel Committee regulations (reduction of the minimum regulatory capital) when they come into force in 2006.

We define operational risks as risks that cannot be classified into credit or market categories. The Basel Committee defines it as any risk that can cause losses as a result of human errors, failures or inadequate internal processes, system failures and as a consequence of external events.

There are two ways of managing operational risk:

•	The quantitative method, which consists of developing event databases like bad debt risk databases, which are used to model and calculate risk capital.

•	The qualitative method, which is based on using tools to identify, quantify and monitor operational risk. The difference to the quantitative approach is that exposure to operational risk can be detected and therefore mitigated, without such risk necessarily having to result in adverse events.

Both focuses are combined in the Group. These methods are used in the tools designed internally to manage operational risk (Ev-Ro, TransVaR and SIRO), which are explained below.

Ev-Ro: this is a tool for identification and quantification of operational risk by business or support areas. The information obtained is used to draw up risk maps. It is also used as a starting point for mitigation processes, with particular emphasis placed on the most relevant aspects.

TransVaR: this is a monitoring tool based on the use of indicators. The indicators are variables that characterize each area’s processes and are linked to the causes of operational risk. The tool mixes quantitative and qualitative indicators (the latter in the form of scoring). Both TransVaR and Ev-Ro are, by their nature, qualitative tools that are used for proactive management of operational risk without adverse events having to take place.

SIRO (Integrated Operational Risk System): this is a set of databases in each country that feed a central database in which the Group can be observed as a whole. Operational risk events that have an accounting impact are recorded in these databases. Such events are classified by business lines and risk classes. It is therefore a quantitative tool.

The databases only contain information about the Group. The classification of events into risk classes and business lines (56 possible combinations in all) means that some parts have a lot of information and other parts contain very little. This is due to the nature of certain operational events, which occur very infrequently.

In order to complete the database and so have more information to model risk with, the Group has decided to become a founding member of the international consortium ORX (Operational Risk Exchange Association), which was set up this financial year. Twelve leading banks will initially be members. ORX will be in operation in 2003 and will enable information about events to be exchanged (anonymously) between the members. This information will be very useful for calculating risk capital.

Internally, we distinguish between the following classes of operational risk, which are present in the three aforementioned tools:

•	Processes: this is the risk of common operational errors due to human error in processes, documents and controls thereof.

•	Fraud and unauthorized activity: this category includes the risk and events derived from perpetration of criminal acts (external or internal, depending on whether or not Group employees are involved) and also the risk derived from unauthorized internal activities.

•	Technological: this category includes operational risk associated with technological deficiencies (occasional or ongoing) in hardware and software and in communication systems and networks.

•	Human Resources: this covers the risk associated with the human resources policy.

•	Commercial practices: the risk of harm caused by having to compensate third parties for improper sales practices.

•	Disasters: this is the risk of external events taking place (natural, accidental or provoked), which cause damage to physical assets or interrupt one of the Group’s services.

•	Suppliers: dependence on certain external suppliers in processes (both supply of materials and services) generates an operational risk if to the contracted service is not carried out.

During the financial year 2002, the Group has continued to implement management tools. Specifically, the Ev-Ro tool has been implemented in the Operations and Systems area (which covers most of the support units in Spain) and Private Banking, as well as 30% of the Latin American support/business lines. The TransVaR tool has been implemented in Markets, Finances, Asset Management and Operations and Systems in Spain.

It is worth highlighting the implementation of operational risk event databases throughout the Group, from the beginning of the year in Spain and since July in the rest of the world.

Operational risk is dealt with by means of a four-stage management cycle: identification, quantification, mitigation and monitoring. Special attention is paid to mitigation in the business and support areas. This process ensures that all the relevant risk factors are solved by means of improvements in the processes in order to avoid possible future harm.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Within the 90 day period prior to the filing of this report, we, under the supervision and with the participation of our management, including our chairman and chief executive officer, president and chief operating officer and head of the office of the chairman, whose responsibilities include accountancy, internal audit and compliance, have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is correctly recorded, summarized and reported. As of the date of the evaluation, based on this evaluation, our chairman and chief executive officer, president and chief operating officer and head of the office of the chairman have concluded that the design and operation of our disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not yet applicable.

ITEM 16B.	CODE OF ETHICS

Not yet applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as a part of this Annual Report.

ITEM 19. EXHIBITS

(a) Index to Financial Statements

(b) Index to Exhibits:

Exhibit Number	Description

1.1	Amended and Restated Bylaws (Estatutos) of the Registrant, together with an English translation.*

4.1	Plan of Merger between Banco Bilbao Vizcaya, S.A. and Argentaria, Caja Postal y Banco Hipotecario, S.A.**

4.2	Master Agreement of Strategic Alliance between Telefónica and BBVA, together with an English translation.***

8.1	Consolidated Companies Composing Registrant.

10.1	Consent of Deloitte & Touche España, S.L.

*	Incorporated by reference to BBVA’s 2000 Annual Report on Form 20-F.
**	Incorporated by reference to BBVA’s Registration Statement on Form F-4 (File No. 333-11090) filed with the Securities and Exchange Commission on November 4, 1999.
***	Incorporated by reference to BBVA’s 1999 Annual Report on Form 20-F.

We will furnish to the Commission, upon request, copies of any unfiled instruments that define the rights of holders of our long-term debt.

Rodriguez Arias, 79

48008 Bilbao

España

Tel: +(34) 944 44 70 00

Fax: +(34) 944 70 08 23

www.deloitte.es

Deloitte

& Touche

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.

We have audited the accompanying consolidated balance sheets of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. and COMPANIES (“The Banco Bilbao Vizcaya Group” or “BBVA”) (see Note 4) as of December 31, 2002 and 2001, and the related consolidated statements of income for the years ended December 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

As indicated in Note 1, the shareholders of Banco Bilbao Vizcaya Argentaria, S.A. and Argentaria, Caja Postal y Banco Hipotecario, S.A. voted to approve the merger of the two banking groups and a corresponding change of the merged group name to Banco Bilbao Vizcaya Argentaria, S.A. effective as of January 1, 2000.

As indicated in Note 2-h and 24, in 2002, 2001 and 2000 the Group charged to reserves the estimated cost of indemnities, deferred compensations and future pensions deriving from the early retirements of certain employees who effectively formally took early retirements in that year, amounting to €324 million, €479 and €525 million, net of the related tax effect, for which purpose express authorization was obtained from the Bank of Spain, in accordance with Bank of Spain Circular 4/91, and from the respective Shareholders’ Meetings.

The consolidated financial statements referred to above are based on the Spanish financial statements of Banco Bilbao Vizcaya Argentaria Group, prepared in accordance with accounting principles generally accepted in Spain (“Spanish GAAP”) by the controlling Company’s Directors. The auditors’ report dated February 20, 2001 on the Spanish GAAP consolidated financial statements as of December 31, 2000, was qualified with respect to the early amortization in prior years of certain goodwill arising from the acquisitions of Latin America banks and companies. United States securities regulations do not currently allow the use of financial statements in filings with the Securities and Exchange Commission on which the auditors’ report is qualified for a material departure from generally accepted accounting principles. Accordingly, the accompanying consolidated financial statements reflect the adjustment made to the Spanish GAAP consolidated financial statements of the Banco Bilbao Vizcaya Argentaria Group solely for the purpose of complying with the United States securities regulations. The adjustment consists of the reversal of the early amortization of goodwill and the recording of such amortization over a period of five years (the estimated minimum period of economic life) which has the effect of decreasing net income as reported in the Spanish GAAP consolidated financial statements for the year ended December 31, 2001, by approximately €520 million and decreasing net income as reported in the Spanish GAAP consolidated financial statements for the year ended December 31 2000, by approximately €258 million and increasing Stockholders’ equity as reported in the Spanish GAAP consolidated financial statements for the year ended December 31, 2000 by approximately €520 million.

In our opinion, the consolidated financial statements referred to above present fairly, in all material aspects, the financial position of Banco Bilbao Vizcaya Argentaria, S.A. and Companies composing the Banco Bilbao Vizcaya Argentaria Group as of December 31, 2002 and 2001, and the results of their operations and the funds obtained and applied by them for the years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in Spain.

In 2000, as described in Note 3-b, the Group changed the method of accounting for exchange differences arising from the foreign-currency financing of long-term investments.

Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2002, 2001 and 2000 and the determination of stockholders’ equity and financial position as of December 31, 2002 and 2001, to the extent summarized in Note 32.

/S/    DELOITTE & TOUCHE ESPAÑA, S.L.

Deloitte & Touche España, S.L.

Bilbao—Spain, February 10, 2003, except for the Note 32 as to which the date is June 19, 2003

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING

THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001 (Notes 1 to 5)

- Thousands of Euros -

	2002	2001
ASSETS
CASH ON HAND AND DEPOSITS AT CENTRAL BANKS:
Cash	1,868,358	2,402,894
Bank of Spain	1,081,684	1,828,490
Other central banks	5,100,286	5,008,840

	8,050,328	9,240,224

GOVERNMENT DEBT SECURITIES (Note 6)	19,767,776	20,165,369

DUE FROM CREDIT INSTITUTIONS (Note 7):
Current accounts	1,328,749	2,629,808
Other	20,147,530	20,568,948

	21,476,279	23,198,756

TOTAL NET LENDING (Note 8)	141,315,012	150,219,820

DEBENTURES AND OTHER DEBT SECURITIES (Note 9)	49,133,179	61,650,938

COMMON STOCKS AND OTHER EQUITY SECURITIES (Note 10)	3,007,492	3,673,699

INVESTMENTS IN NON-GROUP COMPANIES (Note 11)	6,024,175	6,641,935

INVESTMENTS IN GROUP COMPANIES (Note 12)	1,039,688	1,114,144

INTANGIBLE ASSETS (Note 14):
Incorporation and start-up expenses	20,946	18,770
Other deferred charges	377,691	523,313

	398,637	542,083

CONSOLIDATION GOODWILL (Note 13):
Fully and proportionally consolidated companies	2,871,545	3,044,907
Companies accounted for by the equity method	1,385,801	1,572,235

	4,257,346	4,617,142

PROPERTY AND EQUIPMENT (Note 14):
Land and buildings for own use	1,938,287	2,530,935
Other property	908,073	1,424,146
Furniture, fixtures and other	1,787,605	2,216,809

	4,633,965	6,171,890

CAPITAL STOCK SUBSCRIBED BUT NOT PAID (Note 23)	—	—

TREASURY STOCK (Note 23)	97,671	75,944

OTHER ASSETS (Note 15)	12,298,880	12,000,115

ACCRUAL ACCOUNTS (Note 16)	4,391,562	7,049,067

ACCUMULATED LOSSES AT CONSOLIDATED COMPANIES (Note 24)	3,650,208	2,700,955

TOTAL ASSETS	279,542,198	309,062,081

MEMORANDUM ACCOUNTS (Note 26)	69,776,213	71,764,775

- Thousands of Euros -

	2002	2001
LIABILITIES AND EQUITY
DUE TO CREDIT INSTITUTIONS (Note 17):
Current accounts	1,537,357	1,412,818
Other	54,581,691	63,175,177

	56,119,048	64,587,995

DEPOSITS (Note 18):
Savings accounts-
Current	63,723,745	71,012,969
Time	57,436,352	67,512,171
Other deposits-
Current	—	—
Time	25,400,268	27,974,294

	146,560,365	166,499,434

MARKETABLE DEBT SECURITIES (Note 19):
Bonds and debentures outstanding	22,393,876	20,639,098
Promissory notes and other securities	5,129,396	4,736,576

	27,523,272	25,375,674

OTHER LIABILITIES (Note 15)	9,735,905	9,142,645

ACCRUAL ACCOUNTS (Note 16)	4,593,777	6,665,074

PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 20):
Pension provision	2,621,907	2,358,552
Provision for taxes	—	—
Other provisions	2,221,411	2,425,588

	4,843,318	4,784,140

GENERAL RISK ALLOWANCE	—	—

NEGATIVE CONSOLIDATION DIFFERENCE (Note 13)	47,554	42,744

CONSOLIDATED INCOME FOR THE YEAR:
Group	1,719,129	1,843,070
Minority interests (Note 22)	746,919	645,223

	2,466,048	2,488,293

SUBORDINATED DEBT (Note 21)	6,486,942	7,610,791

MINORITY INTERESTS (Note 22)	5,674,163	6,394,029

CAPITAL STOCK (Note 23)	1,565,968	1,565,968

ADDITIONAL PAID-IN CAPITAL (Note 24)	6,512,797	6,834,941

RESERVES (Note 24)	771,484	1,419,218

REVALUATION RESERVES (Note 24)	176,281	176,281

RESERVES AT CONSOLIDATED COMPANIES (Note 24)	6,465,276	5,474,854

TOTAL LIABILITIES AND EQUITY	279,542,198	309,062,081

The accompanying Notes 1 to 32 and Exhibits I to IV are an integral part of the consolidated balance sheets.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING

THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND

2000 (Notes 1 to 5)

- Thousands of Euros -

	(DEBIT) CREDIT
	2002	2001	2000
FINANCIAL REVENUES (Note 28)	17,232,909	21,608,104	19,324,828
Of which: Fixed-income portfolio	4,820,640	7,283,233	6,048,422
FINANCIAL EXPENSES (Note 28)	(9,783,505)	(13,279,446)	(12,714,418)
INCOME FROM EQUITIES PORTFOLIO (Note 28):	358,062	495,444	384,228
Common stocks and other equity securities	113,623	116,037	115,779
Investments in non-Group companies	93,669	177,774	158,493
Investments in Group companies	150,770	201,633	109,956

NET INTEREST INCOME	7,807,466	8,824,102	6,994,638
FEES COLLECTED (Note 28)	4,330,993	4,833,617	4,031,661
FEES PAID (Note 28)	(662,612)	(795,994)	(662,099)
MARKET OPERATIONS (Notes 20 and 28)	765,123	490,095	778,625

ORDINARY REVENUE	12,240,970	13,351,820	11,142,825
OTHER OPERATING INCOME (Note 28)	34,341	51,345	85,327
GENERAL ADMINISTRATIVE EXPENSES (Note 28):	(5,771,725)	(6,724,760)	(5,937,080)
Personnel costs	(3,697,428)	(4,243,374)	(3,774,265)
Of which:
Wages and salaries	(2,743,819)	(3,211,099)	(2,854,086)
Employee welfare expenses	(624,360)	(652,454)	(600,020)
Of which: Pensions	(132,624)	(122,474)	(109,606)
Other Administrative Expenses	(2,074,297)	(2,481,386)	(2,162,815)
DEPRECIATION AND AMORTIZATION (Note 14)	(631,021)	(741,817)	(652,461)
OTHER OPERATING EXPENSES	(295,821)	(337,763)	(262,145)

NET OPERATING INCOME	5,576,744	5,598,825	4,376,466
NET INCOME FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD (Note 28):	33,244	392,671	588,631
Share in income of companies accounted for by the equity method	561,322	876,131	936,593
Share in losses of companies accounted for by the equity method	(285,726)	(104,306)	(79,544)
Correction for payment of dividends	(242,352)	(379,154)	(268,418)
AMORTIZATION OF CONSOLIDATION GOODWILL (Note 13)	(679,170)	(1,143,377)	(923,322)
INCOME ON GROUP TRANSACTIONS:	570,934	1,004,525	1,337,391
Income on disposal of investments in fully and proportionally consolidated companies	3,806	33,957	47,150
Income on disposal of investments accounted for by the equity method (Note 11)	551,326	896,186	1,164,624
Income on transactions involving Parent Company shares and Group financial liabilities	15,802	74,382	125,617
Reversal of negative consolidation differences	—	—	—
LOSSES ON GROUP TRANSACTIONS:	(209,938)	(50,538)	(30,550)
Losses on disposal of investments in fully or proportionally consolidated companies	(156,290)	(12,699)	(15,326)
Losses on disposal of investments accounted for by the equity method (Note 11)	(29,750)	(5,980)	(4,694)
Losses on transactions involving Parent Company shares and Group financial liabilities	(23,898)	(31,859)	(10,530)
NET LOAN LOSS PROVISIONS (Note 8)	(1,743,338)	(1,919,230)	(973,357)
NET SECURITIES WRITEDOWNS (Note 11)	3,366	(42,792)	(6,870)
NET CHARGE TO GENERAL RISK ALLOWANCE	—	—	—
EXTRAORDINARY INCOME (Note 28)	1,606,654	1,294,983	924,670
EXTRAORDINARY LOSSES (Note 28)	(2,039,235)	(2,021,253)	(1,675,933)

PRE-TAX PROFIT	3,119,261	3,113,814	3,617,126
CORPORATE INCOME TAX (Note 25)	(175,567)	(60,462)	(404,770)
OTHER TAXES (Note 25)	(477,646)	(565,059)	(556,976)

NET INCOME	2,466,048	2,488,293	2,655,380
MINORITY INTERESTS (Note 22)	746,919	645,223	681,800
NET ATTRIBUTABLE PROFIT	1,719,129	1,843,070	1,973,580

The accompanying Notes 1 to 32 and Exhibits I to IV are an integral part of the consolidated statements of income.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(1) DESCRIPTION OF THE BANK-

Banco Bilbao Vizcaya Argentaria, S.A. (“the Bank” or “BBVA”) is a private-law entity governed by the rules and regulations applicable to banks operating in Spain. The Bank conducts its business through branches and offices located throughout Spain and abroad.

On June 1, 1988, the Special Shareholders’ Meetings of Banco de Bilbao, S.A. and Banco de Vizcaya, S.A. resolved, inter alia, to approve the equal-footing merger of the two companies by dissolving them without liquidation and transferring en bloc to the new company, which adopted the name of Banco Bilbao Vizcaya, S.A. (BBV), by universal succession, the assets and liabilities of the two dissolved companies.

On December 18, 1999, the Special Shareholders’ Meetings of Banco Bilbao Vizcaya, S.A. and Argentaria, Caja Postal y Banco Hipotecario, S.A. approved the merger of the two entities through the absorption of Argentaria by Banco Bilbao Vizcaya, S.A. The Shareholders’ Meetings also approved the audited merger balance sheets of the two entities as of September 30, 1999.

In addition, the aforementioned Special Shareholders´ Meeting of the Bank adopted, inter alia, the following resolutions:

-	to increase the capital stock of the Bank by €424,985,377.96 through the issuance of up to 817,279,573 new common shares of €0.52 par value each to cater for the exchange of shares arising from the merger at the ratio of five shares of the Bank for every three Argentaria shares. After the capital increase had taken place, the capital stock amounted to €1,523,867,581.08, and consisted of 2,930,514,579 registered shares of €0.52 par value each (Note 23).

-	to change the name of Banco Bilbao Vizcaya, S.A. to Banco Bilbao Vizcaya Argentaria, S.A.

After the mandatory time periods had elapsed and the relevant administrative authorizations had been obtained, on January 25, 2000, the related public deed was executed, the registration of which at the Vizcaya Mercantile Registry on January 28, 2000, determined the legal effectiveness of the merger, and simultaneously the corporate name of Banco Bilbao Vizcaya, S.A. was changed to Banco Bilbao Vizcaya Argentaria, S.A.

(2) BASIS OF PRESENTATION AND CONSOLIDATION PRINCIPLES-

a) Basis of presentation-

The consolidated financial statements of the Bank and companies composing the Banco Bilbao Vizcaya Argentaria Group (“the Group”—Note 4) are presented in the formats stipulated by Bank of Spain Circular 4/1991 and its subsequent amendments and, accordingly, they present a true and fair view of the Group’s net worth, financial position and results. These consolidated financial statements were prepared from the individual accounting records of Banco Bilbao Vizcaya Argentaria, S.A. and of each of the Group companies and include the adjustments and reclassifications required to conform the accounting principles and presentation criteria followed by the subsidiaries with those followed by the Bank (Note 3).

Pursuant to Royal Decree 2814/1998 enacting the Regulations on Accounting Aspects of the Introduction of the Euro, the Bank’s Board of Directors prepared the 2001 consolidated financial statements in euros; accordingly, for comparison purposes, the 2000 figures were converted to euros at the fixed conversion rate of Ptas 166.386/ €1.

The consolidated financial statements as of December 31, 2002 and 2001 and for the three years ended December 31, 2002, 2001 and 2000 are based on the Spanish financial statements of the Banco Bilbao Vizcaya Argentaria Group, prepared in accordance with the generally accepted accounting principles in Spain (“Spanish GAAP”) by the controlling company’s directors.

The auditors’ report on the Spanish statutory approved financial statements of the group as of and for the year ended December 31, 2000 was qualified with respect to the early amortization in prior years of certain goodwill arising from the acquisition of Latin American banks and companies. United States securities regulations do not currently allow the filing of financial statements with the Securities Exchange Commission if they contain auditor’s reports that are qualified with respect to a material departure from generally accepted accounting principles. Therefore, in order to avoid a qualification in the auditor’s report, we do not include the early amortization recognized in prior years in the accompanying consolidated financial statements for the year ended December 31, 2000. Accordingly, the accompanying consolidated financial statements as of December 31, 2001 and 2000 and for the years then ended reflect the adjustments made to the Spanish GAAP consolidated financial statements of the Banco Bilbao Vizcaya Argentaria Group solely for the purpose of complying with the United States securities regulations. The adjustments consist of the reversal of the early amortization of goodwill and the amortization of them over a period of five years (the estimated minimum period of economic life) which has the effect of decreasing net income and increasing net worth as reported in the Spanish statutorial approved consolidated financial statements for the year ended December 31, 2000 by approximately €258 million and €520 million respectively; and decreasing net income as reported in the Spanish statutorily approved consolidated financial statements for the year ended December 31, 2001 by approximately €520 million.

The 2002, 2001 and 2000 individual financial statements of the Bank and the 2002, 2001 and 2000 consolidated financial statements of the Group have been approved by the Shareholders´ Meetings on March 1, 2003, March 9, 2002 and March 10, 2001, respectively.

b) Accounting policies-

The consolidated financial statements were prepared by applying the generally accepted accounting principles described in Note 3. All obligatory accounting principles with a material effect on the consolidated financial statements were applied in preparing them.

c) Consolidation principles-

In accordance with Law 13/1985 and Bank of Spain Circular 4/1991, the Banco Bilbao Vizcaya Argentaria Group is defined as including all the companies whose line of business is directly related to that of the Bank and which, together with the latter, constitute a single decision-making unit (Note 4). In accordance with this Circular, these companies were fully consolidated and the adjustments and reclassifications required to unify the accounting principles and presentation criteria followed by the subsidiaries were performed, taking into account the comments in Note 3-o. All material intercompany accounts and transactions between the consolidated companies were eliminated in consolidation. In accordance with Bank of Spain Circular 4/1991, the consolidated financial statements maintain the provisions for country risk recorded by the Bank and other Group companies for risk-asset and off-balance-sheet risk exposure to Group entities with registered offices in financially-troubled countries. As of December 31, 2002 and 2001, these provisions amounted to €93,714 thousand and €98,674 thousand, respectively (Notes 7, 8 and 9).

The companies whose line of business is related to that of the Bank, and which are at least 20% owned by the Bank and managed jointly with another shareholder (or shareholders) were consolidated proportionally, which consists of including the assets, rights and obligations, and revenues and expenses of these companies in proportion to the Group’s holding in them. As of December 31, 2002, this consolidation method was applied to E-Ventures Capital Internet, S.A., Corporación IBV Participaciones Empresariales, S.A., Altura Markets, A.V., S.A., PSA Finance Argentina Cía. Financiera, S.A. and Corporación IBV Servicios y Tecnologías, S.A. As of December 31, 2001 it was applied to Corporación IBV Servicios y Tecnologías, S.A., Azeler Automoción, S.A., Altura Markets, A.V., S.A. and Proyectos Industriales Conjuntos, S.A.

Additionally, the long-term holdings in the capital stock of subsidiaries not consolidable because their line of business is not directly related to that of the Bank and of other unlisted companies in which significant influence is exercised or with which the Bank has a lasting relationship and in which such holdings generally represent 20% or more of the capital stock (3% or more if listed) are valued at the amount of the portion of the investees’ net worth corresponding to such holdings, after deducting the dividends collected from them and other eliminations (equity method). Other holdings in companies (Note 11) which are short term or which do not represent significant influence, or for which futures transactions have been arranged to eliminate the price risk, are valued separately by the methods described in Note 3-e.

The remaining equity investments are presented in the accompanying consolidated balance sheets as described in Note 3-e.

d) Determination of net worth-

In evaluating the net worth of the Group, the balances of the following captions in the accompanying consolidated balance sheets should be taken into consideration:

	2002	2001
	Thousands of Euros
Capital stock (Note 23)	1,565,968	1,565,968

Reserves (Note 24)-
Additional paid-in capital	6,512,797	6,834,941
Reserves	771,484	1,419,218
Revaluation reserves	176,281	176,281
Reserves at consolidated companies	6,465,276	5,474,854
Accumulated losses at consolidated companies	(3,650,208)	(2,700,955)

	10,275,630	11,204,339
Add-
Net income-
Net attributable profit	1,719,129	1,843,070
Less-
Interim dividends (Notes 5 and 15)-
Paid	(572,996)	(542,369)
Unpaid	(287,620)	(271,588)

	(860,616)	(813,957)
Treasury stock (Note 23)	(97,671)	(75,944)

Net worth per books	12,602,440	13,723,476
Less-
Final dividend (Note 5)	(248,420)	(408,286)

Net worth, after the distribution of income for the year	12,354,020	13,315,190

e) Equity-

Law 13/1992 and Bank of Spain Circular 5/1993 and subsequent amendments enacted the regulations governing minimum equity requirements for credit entities at both individual and consolidated group levels.

As of December 31, 2002 and 2001, the Group’s eligible equity amounted to €17,840,156 thousand and €19,730,574 thousand, respectively. These amounts exceed the minimum equity requirements stipulated by the aforementioned regulations.

f) Detail of risk provisions and coverage-

In accordance with Bank of Spain regulations, the risk provisions and coverage are presented as assigned to the related assets and/or in specific accounts. The detail of the aggregate risk provisions, coverage and guarantees, disregarding their accounting classification, is as follows:

	2002	2001
	Thousands of Euros
Loan loss provision (Note 3-c) (*)
Due from credit institutions (Note 7)	122,787	138,533
Total net lending (Note 8)	5,097,695	5,927,703
Debentures and other debt securities (Note 9)	125,401	253,772
Off-balance-sheet risks (Notes 8 and 20)	271,545	185,268

	5,617,428	6,505,276

Security revaluation reserve (Notes 3-d and 3-e)
Government debt securities (Note 6)	34	6
Debentures and other debt securities (Note 9)	2,586	3,396
Common stocks and other equity securities (Note 10)	240,726	153,655
Investments in non-Group companies (Note 11)	82	1,791

	243,428	158,848

Pension provision (Notes 3-j and 20)
At Spanish companies	1,981,414	1,736,384
At foreign companies	640,493	622,168

	2,621,907	2,358,552

Provision for property and equipment (Notes 3-h and 14)	308,518	391,463

Other provisions for contingencies and expenses (Note 20)	1,949,866	2,240,320

TOTAL	10,741,147	11,654,459

(*) Loan loss provisions
Provisions for specific risks	3,253,724	4,358,160

General-purpose provision	1,324,441	1,469,168

Country-risk provision	446,919	317,281

Provision for the statistical coverage of loan losses	592,344	360,667

g) Comparative information

Bank of Spain Circular 9/1999:

Bank of Spain Circular 9/1999 introduced certain amendments to Circular 4/1991, the most important of which came into force on July 1, 2000. The main amendment was the inclusion of a requirement for additional provisions through the recording of a provision for the statistical coverage of losses, which led to the recording of a net charge of €242,031 thousand in 2002, €250,898 thousand in 2001 and €109,655 thousand in the second half of 2000 (Note 3-c).

Structural foreign currency positions:

In 2000 the Group changed the accounting treatment of U.S. dollar denominated financing of investments in countries whose currencies are not perfectly correlated with the U.S. dollar. Up to this year the Group recorded these exchange differences under the “Reserves at Consolidated Companies” and “Accumulated Losses at Consolidated Companies” captions in the consolidated balance sheet compensating the differences arising from the investment financed. Since 2000 the exchange rate fluctuations of this financing are recorded in the consolidated statement of income.

The change of this method at the beginning of the year gave rise to a charge of €320,772 thousand to the accompanying 2000 consolidated statement of income for the accumulated exchange differences as of December 31, 1999, arising from the translation to pesetas of the financing referred to in the preceding paragraph. This amount was also credited to reserves (Note 24) and, accordingly, the application of this method in prior years would not have had any effect on the Group’s net worth as disclosed in Note 2-d.

Grupo Financiero BBVA Bancomer:

The 2000 consolidated financial statements included the income generated by Grupo Bancomer (currently Grupo Financiero BBVA Bancomer—hereinafter “Bancomer”) from July 1, 2000 (the date it was included in the Group) to December 31, 2000.

The inclusion in the consolidated 2001 financial statements of the income generated by Bancomer in the whole year gave rise to material increases in most of the captions in the 2001 consolidated statement of income. In order to facilitate comparison of the consolidated statements of income for 2001 and 2000, the contribution made by Bancomer to the aforementioned consolidated statements of income is summarized as follows:

	2001	2000(*)
	Thousands of Euros
Net interest income	2,607,912	1,418,148
Ordinary revenue	3,954,407	2,060,245
Operating income	1,688,940	657,525
Pre-tax profit	1,207,037	323,483
Net attributable profit	397,455	105,327

(*)	Income generated from July, 1 to December 31, 2000.

Argentina:

The effects of the crisis in Argentina and the measures adopted by the Government and the Central Bank of the Republic of Argentina as described in Note 3-o gave rise to significant changes to the balance sheet of the BBVA Banco Francés Group, mainly stemming from the pesification, the devaluation of the Argentine peso and the high increase in inflation.

Exchange Rates:

The macroeconomic performance in 2002 in most Latin-American countries affected, among other variables, their currencies, which experienced a sharp devaluation against the euro. This devaluation particularly affects the consolidated balance sheet as of December 31, 2002, since the year-end exchange rates were used, and the 2002 consolidated statement of income, since average exchange rates were applied (Note 3-b).

h) Early retirements-

In 2002 and 2001 the Group charged to reserves the estimated cost of future indemnities, deferred compensation and future contributions to external pension funds deriving from the early retirement of Group employees in Spain, amounting to €324,465 thousand and €479,241 thousand, respectively, net of the related tax effect, which was estimated at €174,712 thousand and €252,502 thousand, respectively. These transactions were authorized by the respective Shareholders’ Meetings of the Group’s Spanish banks and by the Bank of Spain (Notes 3-j, 20 and 24).

	2002		2001
	BBVA, S.A.	Total(*)	BBVA, S.A.	Total(*)
	Thousands of Euros
Charged to:
Unrestricted reserves	321,101	324,465	471,780	479,241
Prepaid taxes	172,901	174,712	248,488	252,502

Total	494,002	499,177	720,268	731,743

(*)	BBVA Group in Spain

(3) ACCOUNTING PRINCIPLES APPLIED

The accounting principles applied in preparing the consolidated financial statements were as follows:

a) Accrual principle-

Revenues and expenses are recorded on an accrual basis for accounting purposes and the interest method is applied for transactions whose settlement periods exceed 12 months. However, in accordance with the principle of prudence and with Bank of Spain regulations, the interest earned on nonperforming loans, including interest subject to country risk in countries classified as very doubtful, doubtful or experiencing temporary difficulties, is not recognized until it is collected.

In accordance with banking practice in Spain, transactions are recorded as of the date they are made, which may differ from the value date as of which interest revenues and expenses are calculated.

The consolidated finance companies record the revenues and expenses arising from their regular financing and lease contracts over the accrual period by the interest method. Under this method, these revenues and expenses are recognized over the collection period on the basis of the principal amount outstanding.

b) Foreign currency transactions-

From January 1, 1999, the currency of the national monetary system is the euro, which fully and uninterruptedly succeeded the peseta as the currency of the national monetary system. The notes and coins denominated in euros were put in circulation on January 1, 2002, and have been the only legal tender in Spain since March 1, 2002.

The breakdowns by currency of several accounts and captions in these notes to consolidated financial statements include under the foreign currencies heading currencies other than the euro.

Assets, liabilities and futures transactions

Assets and liabilities in foreign currencies, including those of branches and subsidiaries abroad, and unmatured foreign currency purchases and sales arranged for hedging purposes have been translated to euros at the average year-end exchange rates in the Spanish spot foreign exchange market (through the exchange rate of the U.S. dollar in local markets, for currencies not traded on the Spanish market), except for:

-	The reserves of subsidiaries and the long-term investments in securities denominated in foreign currencies but funded in euros or in a currency other than that of the investment, which have been translated at historical exchange rates.

-	The revenue and expense accounts of the subsidiaries abroad, which have been translated at the average exchange rates in each year.

-	The unmatured forward foreign currency purchases and sales arranged for purposes other than hedging are valued at the year-end exchange rates in the Spanish forward foreign exchange market, which are published by the Bank of Spain for this purpose.

The equivalent euro value of the assets and liabilities denominated in foreign currencies was €102,210 million and €107,367 million, respectively, as of December 31, 2002 (€131,115 million and €137,720 million, respectively, as of December 31, 2001).

Exchange differences

The exchange differences arising from application of the above-mentioned translation methods are recorded as follows:

-	Exchange losses and gains in consolidation are recorded under the “Accumulated Losses at Consolidated Companies” and “Reserves at Consolidated Companies” captions, respectively, in the accompanying consolidated balance sheets, net of the portion of such gains and losses corresponding to minority interests (Notes 22 and 24).

-	The net amount of the other exchange differences is recorded in full under the “Market Operations” captions in the accompanying consolidated statements of income (Note 28), and the net amount of exchange differences on forward transaction is credited/debited in full under “Market Operations” caption in the accompanying consolidated statements of income (Note 28) and charged to the “Other Assets—Exchange Differences on Forward Transactions” caption, if positive, or credited to the “Other Liabilities—Exchange Differences on Forward Transactions” caption, if negative, in the accompanying consolidated balance sheets (Note 15).

Structural exchange positions

The Group’s general policy is to finance investments in foreign subsidiaries and capital assigned to branches abroad in the same currency as that of the investment, in order to eliminate any future risk of exchange differences arising from these transactions. However, the investments in countries whose currencies do not have a market enabling the Bank to obtain financing that is unlimited, lasting and stable at long term are financed in another currency. Through 2001 this financing was in dollars and in 2002 most of the financing was provided in euros.

Exchange differences arising from financing in currencies other than the euro and the investment currency, net of the amount hedged by specific derivative transactions, are charged or credited to Group income, whereas those relating to investments are recorded under the “Reserves at Consolidated Companies—Translation Differences” caption in the accompanying consolidated balance sheet. Based on this principle, €32,699 thousand euros were credited and €77,753 thousand were charged to the “Market Operations” caption in the accompanying 2002 and 2001 consolidated statement of income, respectively (€182,654 thousand were charged to the “Extraordinary losses” caption in the accompanying 2000 consolidated statement of income) (Notes 28-b and 28-g).

Inflation

Certain subsidiaries located in Mexico, Uruguay, Chile, Peru and, since 2002, Argentina –Note 3-o are subject to local regulations on adjustments for inflation, and, accordingly, record charges and credits in their statements of income to protect their net worth from the theoretical decline in value arising from inflation. These accounting entries are recorded under the “Extraordinary Income” and “Extraordinary Losses” captions in the accompanying consolidated statements of income (Note 28-g). The detail of the net amount of these items, is as follows:

	2002	2001	2000
	Thousands of Euros
Extraordinary income	58,910	83,661	102,371
Extraordinary losses	(54,479)	(14,382)	(26,463)

	4,431	69,279	75,908

c) Loan loss provisions (Note 2-f)-

The loan loss provisions are intended to cover the losses, if any, which might arise in the full recovery of all credit and off-balance-sheet risks assumed by the Group in the course of its financial business (Notes 7, 8 and 9). For presentation purposes, they are recorded as a reduction of the “Due from Credit Institutions”, “Total Net Lending” and “Debentures and Other Debt Securities” captions on the asset side of the accompanying consolidated balance sheets. The provisions to cover any losses on the Group’s off-balance-sheet risks are included under the “Provisions for Contingencies and Expenses—Other Provisions” caption in the accompanying consolidated balance sheets (Note 20).

The loan loss provisions were determined on the basis of the following criteria:

1.	Specific provisions: on an individual basis, as stipulated by Bank of Spain Circular 4/1991. The balance of the specific loan loss provision is increased by provisions from period income and decreased by chargeoffs of debts deemed to be uncollectible or which have been nonperforming for more than three years (six years in the case of mortgage transactions with full coverage) and, if appropriate, by recoveries of the amounts previously provided for.

2.	General-purpose provision: in accordance with Bank of Spain regulations, an additional general-purpose provision, representing 1% of loans, fixed-income securities, contingent liabilities and nonperforming assets without mandatory coverage (0.5% in the case of certain mortgage transactions with full coverage), is set up to cover risks not specifically identified as problematic at the present time. The balance of the general-purpose loan loss provision is increased by provisions recorded with a charge to income and is decreased when the risk assets making up the calculation basis diminish with respect to the previous period and provisions are released.

3.	Provision for the statistical coverage of loan losses: from July 1, 2000, the Group is required to record a provision for the statistical coverage of the unrealized loan losses on the various homogeneous loan portfolios, by charging each quarter to the “Net Loan Loss Provisions” caption in the accompanying consolidated statements of income, the positive difference resulting from subtracting the specific net charges for loan losses recorded in the quarter from one-fourth of the statistical estimate of the overall unrealized loan losses on the various homogeneous loan portfolios (credit risk of each portfolio multiplied by the weighting coefficients established by Circular 4/1991 which range from 0% to 1.5%). If the resulting difference were negative, the amount would be credited to the consolidated statement of income with a charge to the provision recorded in this connection (to the extent of the available balance). The maximum amount of this provision is three times the sum of the amount of each credit risk category multiplied by its respective weighting coefficient.

4.	Country-risk provision: this provision is recorded on the basis of each country’s degree of debt-servicing difficulty, per the classification and schedule established in Bank of Spain Circular 4/1991.

d) Government debt securities, debentures and other debt securities-

The securities comprising the Group’s fixed-income securities portfolio are classified as follows:

1)	Trading portfolio: which includes the listed securities held for the purpose of obtaining gains at short term taking advantage of market price fluctuations. The securities in the trading portfolio are stated at market price at year-end. The differences arising from valuation variations (except for those arising from accrued interest) are recorded at their net amount under the “Market Operations” caption in the accompanying consolidated statements of income (Note 28).

2)	Held-to-maturity portfolio: which includes the securities which the Group has decided to hold until final maturity, since it has the financial capacity to do so, or has appropriate hedging of the value of these investments against interest rate fluctuations. Securities allocated to the held-to-maturity portfolio are carried at acquisition cost adjusted by the amount resulting from accrual by the interest method of the positive or negative difference between the redemption value and the acquisition cost over the term to maturity of the security. The gains or losses on disposal of debt securities classified in this portfolio are recorded as extraordinary income/losses in the consolidated statement of income and, if gains are obtained, a specific provision is recorded for the amount thereof. This provision is released on a straight-line basis over the term to maturity of the securities sold. No fixed-income securities classified in this portfolio were sold in 2002.

3)	Available-for-sale portfolio: which includes all other securities not classified in either of the two portfolios described above. The debt securities in the available-for-sale portfolio are individually stated at acquisition cost, adjusted by the accrued amount of the difference between acquisition cost and redemption value.

A securities revaluation reserve is recorded for the net difference with respect to the total market value of this portfolio, if lower, based on the year-end closing market prices in the case of listed securities, and on the present value at market interest rates on that date in the case of unlisted securities. The unrealized losses on securities sold to third parties under repurchase agreement are written down for the proportional part of the period from the expected repurchase date to the maturity date. Also, securities acquired to hedge other transactions at the same term and with fixed interest, which therefore are not exposed to interest rate risk, are recorded at acquisition cost.

The writedown of the listed fixed-income portfolio was charged to asset accrual accounts, which are presented together with the securities written down under the appropriate consolidated balance sheet captions, or to income in the case of permanent losses. As of December 31, 2002 and 2001, these accrual accounts had no balance.

Bank of Spain Circular 4/1991 also requires that an additional securities revaluation reserve be recorded for the amount of the gains on the disposal of fixed-income securities in the available-for-sale portfolio, which is applied to the asset accrual account described in the preceding paragraph, up to the balance calculated therefore. No amounts were charged or credited to this account in this connection in 2002 and 2001.

e) Equity securities-

Securities in the trading portfolio, which includes the portions of the associated companies which are not held at long term, are stated at market price. The net differences arising from price fluctuations are recorded under the “Market Operations” caption in the accompanying consolidated statements of income.

Equity securities representing holdings in subsidiaries not fully consolidable or holdings of generally 20% or more in unlisted companies (3% if listed) which do not meet the conditions for proportional consolidation are accounted for by the equity method as indicated in Note 2-c, except for holdings for which hedging transactions were arranged to eliminate the equity price risk, which are valued at acquisition cost. The investments accounted for by the equity method were valued on the basis of the interim financial statements furnished by the companies.

Other equity securities are recorded in the balance sheet at the lower of cost, revalued where appropriate, or market. The market value of these securities was determined as follows:

-	Listed securities: lower of average market price in the fourth quarter or year-end closing price.

-	Unlisted securities: underlying book value of the holding per the latest available balance sheet, after taking into account the income projections for coming years and other unrealized gains which were used in determining the acquisition cost and persisted at year-end.

The difference between acquisition cost and the amount calculated as indicated in the preceding paragraph which may be offset by the annual increase in the underlying book values of the investee over a maximum period of 20 years need not be written down.

The securities revaluation reserve is recorded to recognize the unrealized losses arising from application of the aforementioned methods, and is presented as a reduction of the balances of the “Common Stocks and Other Equity Securities” and “Investments in Non-Group Companies” captions on the asset side of the accompanying consolidated balance sheets (Notes 2-f, 10 and 11). This reserve is recorded with a charge to the “Market Operations” caption in the accompanying consolidated statements of income.

Equity securities were revalued pursuant to the applicable enabling legislation on account revaluations or by the methods stipulated in the regulations on corporate mergers which were applied at the related merger dates (Note 24).

f) Intangible assets-

This caption in the accompanying consolidated balance sheets includes, among other items, the payments made to acquire computer applications, which are amortized over a maximum period of three years.

This caption also includes incorporation and preopening expenses, expenses of capital increases carried out at the Bank and subsidiaries and the unamortized expenses of bond and other financial instrument issuances. These expenses are amortized in a maximum period of five years, except for the financial instrument issuance expenses, which are amortized over the life of each issue.

g) Consolidation goodwill and negative consolidation difference-

The positive differences between the acquisition cost of shares of subsidiaries or companies accounted for by the equity method (Note 2-c) and their underlying book value are recorded as goodwill, if they cannot be classified as additions to the value of specific assets of the acquired companies.

As these differences are deemed to persist, they are generally amortized on a straight-line basis over a maximum period of ten years (20 years for certain basically nonfinancial holdings), since it is considered that this is the period over which the underlying investments will contribute to obtaining income for the Group. In 2002 the Group wrote off in full the goodwill resulting from its holdings in companies located in certain Latin-American countries. In 2001 the Group wrote off in full the unamortized goodwill as of December 31, 2001, resulting from its holdings in Argentine companies (Notes 3-o, 4 and 13). In 2000 the Group wrote off in full the goodwill resulting from its holding in Terra Lycos, S.A. (Note 11).

As described in Note 2-a, the accompanying consolidated financial statements for the years ended December 31, 2001 and 2000 reflect an adjustment of the Spanish statutorily approved financial statements of the Group consisting of the reversal of the early amortization of goodwill and the amortization of such over its estimated minimum period of economic life (generally, five years), solely for purpose of complying with the United States regulations.

The unrealized gains assigned to specific assets (mainly property and equipment and long-term shareholdings) are amortized, if appropriate, on the basis of their disposal or effective decline in value over a maximum period of ten years in the case of operating assets.

When the cost of acquisitions is lower than their underlying book value, a negative consolidation difference arises which is treated as a provision and may not be credited to income unless the investment in the capital stock of these companies is fully or partially disposed of (Note 13).

h) Property and equipment-

Assets for own use-

Property and equipment are carried at cost, revalued where appropriate pursuant to the applicable enabling legislation (Note 24), net of the related accumulated depreciation. The buildings owned by certain of the Group companies which were involved in mergers were stated, pursuant to the applicable legislation, on the basis of the market prices on the related merger dates as determined by independent appraisers.

Depreciation is provided at the following depreciation rates:

Annual Depreciation Rate
Buildings	1.33% to 4%
Furniture	8% to 15%
Fixtures	6% to 12%
Office and automation equipment	10% to 33%

Revaluation surpluses are depreciated over the remaining years of useful life of the revalued assets.

Gains or losses on disposal of property and equipment are recorded under the “Extraordinary Income” or “Extraordinary Losses” captions, respectively, in the consolidated statement of income.

Assets received in payment of debts-

These assets are recorded at the lower of the book value of the assets used to acquire them or market value, net, initially, of any provisions covering the assets received, up to 25% of that value. In accordance with Bank of Spain regulations, additional provisions are recorded in the years following foreclosure of the assets based on their age, type of asset and appraisal by independent appraisers.

The provisions recorded with a charge to the “Extraordinary Losses” caption in the accompanying consolidated statements of income are presented as a reduction of the balance of the “Property and Equipment—Other Property” caption in the consolidated balance sheets (Notes 14 and 28-g).

i) Treasury stock-

The balance of the “Treasury Stock” caption in the accompanying consolidated balance sheets as of December 31, 2002 and 2001, relates to shares of Banco Bilbao Vizcaya Argentaria, S.A. owned by the Bank and by consolidated subsidiaries (Note 23). These shares are reflected at cost, net, where appropriate, of the provision recorded to write them down to the lower of consolidated underlying book value or market price, except for shares acquired to cover certain commitments to employees or to others, for which the related reserves were calculated on the basis of the difference between the cost of these shares and the reference prices established in these commitments (Note 3-j).

The provision mentioned above is recorded with a charge to the “Losses on Group Transactions” caption in the accompanying consolidated statements of income. Gains or losses arising from the disposal of Bank shares are recorded under the “Income on Group Transactions” or “Losses on Group Transactions” captions respectively, in the accompanying consolidated statements of income.

The treasury stock and shares of Group and associated companies that are acquired as a result of futures hedging transactions related to certain stock market indexes are valued at market price. Valuation differences are recorded under the “Market Operations” caption in the consolidated statement of income.

In accordance with the revised Spanish Corporations Law, a restricted reserve has been recorded for the net book value of the aforementioned treasury stock (Note 24).

The total Bank shares owned by the Bank and consolidated companies represented 0.3374% and 0.189% of the capital stock issued by the Bank as of December 31, 2002 and 2001 respectively. The subsidiaries not fully consolidable held 0.0061% and 0.00187% of the Bank’s capital stock, as of December 31, 2002 and 2001, respectively.

j) Pension commitments and other commitments to employees-

Pension commitments

-	In-house pension provisions

•	Companies in Spain

In 2002 and 2001 the Group offered certain employees the possibility of taking early retirement before the age stipulated in the current collective labor agreement. 1,439 and 1,887 employees availed themselves of this offer in 2002 and 2001, respectively. The total cost of these agreements was €575,906 thousand in 2002 and €731,743 thousand in 2001 (Notes 2-h, 20 and 24), including indemnities, deferred compensation and future contributions to external pension funds. To meet this commitment, the related provisions were recorded, after considering the tax effect, with a charge to the “Additional Paid-In Capital” and “Reserves” captions in the accompanying consolidated balance sheets as of December 31, 2002 and 2001 (Notes 2-h and 24), and with a charge, amounting to €76,729 thousand, to the “Extraordinary Losses” caption in the accompanying 2002 consolidated statement of income based on the authorizations by the related Shareholders’ Meetings and the express authorization of the Bank of Spain, in accordance with Rule 13.13 of Bank of Spain Circular 4/1991. The commitments to this employee group from their normal retirement age are included in the Employee Welfare System, as described below.

The early retirement payments payable, which include the present value of the compensation and indemnities payable to and of the future contributions to the external pension funds of the personnel who took early retirement in 2002 and prior years, through their normal retirement date, amounted to €1,942,975 thousand as of December 31, 2002 (€1,715,218 thousand as of December 31, 2001), net of the payments of €407,153 thousand made in 2002 (€346,061 thousand in 2001), and are included under the “Provisions for Contingencies and Expenses—Pension Provision” caption in the accompanying consolidated balance sheets (Note 20).

In addition to the above, there are other internal pension provisions amounting to €949 thousand as of December 31, 2002 (€1,530 thousand as of December 31, 2001) which are not subject to the externalization process.

•	Companies abroad

Certain Group entities abroad have pension and other commitments to their employees, the accrued liability of which amounted to €640,493 thousand and €622,168 thousand as of December 31, 2002 and 2001, respectively, and is included under the “Provisions for Contingencies and Expenses—Pension Provision” caption in the accompanying consolidated balance sheets. €570,060 thousand and €555,618 thousand of these amounts as of December 31, 2002 and 2001, respectively, related to provisions recorded by BBVA Bancomer, S.A. (Notes 4 and 20) to cover accrued defined benefit pension commitments and long-service bonuses at the retirement date and to cover, from 2002, post-retirement occupational obligations regarding medical services. The shortfall for past services as of December 31, 2002, resulting from the recording of the latter commitment amounted to €187,234 thousand and is amortized over the average remaining working life of the employee group. The actuarial studies to evaluate these commitments were performed on an individual basis and quantified using the projected unit credit method and the discount rates and mortality and disability rates authorized by the Mexican National Banking and Securities Commission. In 2002, net charges of €32,016 thousand were made by BBVA Bancomer, S.A. in this connection and were recorded with a charge to the “General Administrative Expenses—Personnel Costs” caption in the accompanying 2002 consolidated statement of income.

•	External pension funds

Under the current collective labor agreement, Spanish banks are required to supplement the social security benefits received by employees or their beneficiary rightholders in the event of retirement (except for those hired after March 8, 1980), permanent disability, death of spouse or death of parent.

Since 2000, by virtue of the collective agreement on the employee welfare system dated November 14, 2000, all the commitments to serving and retired employees of the Group’s Spanish banks have been externalized and instrumented in external pension plans and insurance policies. This employee welfare system covers all employees, including those hired subsequent to March 8, 1980. The employee welfare system also includes the pension commitments and obligations to former directors of the Bank with executive functions, amounting to €80,477 thousand and €82,663 thousand as of December 31, 2002 and 2001 respectively.

The employee welfare system includes defined contribution commitments, the amounts of which are determined in each case as a percentage (normally 6%) of certain compensation items and/or a preset annual amount (normally €540.91 per person), and defined benefit commitments that are covered by insurance policies. These latter commitments as of December 31, 2002 and 2001, were valued in accordance with the externalization contracts entered into by the Group’s Spanish banks and the insurance companies using PEM/F 2000 mortality tables (GRM/F 95 for the insurance policies between the external pension plans and the insurance companies) and discount rates lower than the internal rates of return on the investments assigned to cover them.

The status of the commitments covered by external pension plans as of December 31, 2002 and 2001, is as follows:

	2002	2001
	Thousands of Euros
Pension commitments to retired employees(*)
External pension funds	400,122	377,663
Insurance contracts (mathematical reserves)
With insurance companies related to the Group	1,469,260	1,342,240
With unrelated insurance companies	662,613	548,496

	2,531,995	2,268,399
Possible commitments to serving employees
External pension funds
Employees with full coverage of accrued and unaccrued possible commitments(*)	487,056	506,434
Other employees(**)	1,252,123	1,180,245

	1,739,179	1,686,679
Insurance contracts with insurance companies (mathematical reserves) in the Group(***)	145,622	258,125

	1,884,801	1,944,804

	4,416,796	4,213,203

(*)	Commitments instrumented in defined benefit systems
(**)	Commitments instrumented in defined contribution systems
(***)	Commitments of which, as of December 31, 2002, €123,812 thousand are instrumented in defined benefit systems and €21,810 thousand in defined contribution systems. As of December 31, 2001 all commitments were instrumented in defined benefit systems.

-	Differences in the pension fund-

The externalization process, in which new valuation assumptions were used, disclosed differences which represent the discounted present value of the contributions yet to be made to the external pension funds for possible pension commitments as of December 31, 2000. These amounts were calculated using discount rates of 3.15% for the insurance contracts and 5.64% for the external pension plans. The initial differences that arose were recorded with a charge to accrual accounts and are being amortized over a maximum period of 14 years in the case of the external pension plans, and over nine years in the case of the insurance contracts, starting from 2000 in accordance with the stipulations of Bank of Spain Circular 5/2000 and as required by the transition regime established in current regulations. In turn, the initial differences were credited to the “Deposits” caption on the liability side of the consolidated balance sheets, reducing the balance for the payments made. For presentation purposes, the balances of these two items as of December 31, 2002 and 2001, are included at the net amount under the “Other Assets” caption in the consolidated balance sheet as of that date (Note 15). The variations in 2002 and 2001 in this connection were as follows:

	Pension Commitments to retired Employees	Possible Commitments to serving Employees	Total
	Thousands of euros
Other assets—Differences in the pension fund

Differences in the pension fund
External pension plan	—	705,669	705,669
Insurance contracts	164,532	166,013	330,545

	164,532	871,682	1,036,214

Less-
Amortization year 2000
External pension plan	—	(62,968)	(62,968)
Insurance contracts	(21,017)	(24,155)	(45,172)

	(21,017)	(87,123)	(108,140)

Amortization year 2001
External pension plan	—	(55,618)	(55,618)
Insurance contracts	(25,935)	(43,392)	(69,327)

	(25,935)	(99,010)	(124,945)

Amortization year 2002
External pension plan	—	(50,553)	(50,553)
Insurance contracts	(18,087)	(31,025)	(49,112)

	(18,087)	(81,578)	(99,665)

Balance at December 31, 2002	99,493	603,971	703,464

Deposits—Deferred contributions

Deferred contributions	(161,002)	(872,071)	(1,033,073)
Other deferred contributions	(34,170)	—	(34,170)

	(195,172)	(872,071)	(1,067,243)

Add-
Interest cost allocable
Year 2000	—	—	—
Year 2001	(9,839)	(29,625)	(39,464)
Year 2002	(5,006)	(4,274)	(9,280)

	(14,845)	(33,899)	(48,744)

Less-
Payments made
Year 2000	7,765	87,123	94,888
Year 2001	30,595	630,738	661,333
Year 2002	50,698	86,939	137,637

	89,058	804,800	893,858

Reductions due to assignment of investments
Year 2000	—	—	—
Year 2001	2,567	16,232	18,799
Year 2002	4,051	3,319	7,370

	6,618	19,551	26,169

Balance at December 31, 2002	(114,341)	(81,619)	(195,960)

Net balance at December 31, 2002	(14,848)	522,352	507,504

-	Statement of income-

The charges recorded in 2002, 2001 and 2000 to cover the aforementioned commitments are summarized as follows:

	2002	2001	2000
	Thousands of Euros
Detail by item-
Allocable interest cost of deferred contributions	9,280	39,464	—
Expense of contributions made in the year by Spanish banks in the Group to external pension funds and insurance companies-
Accrued in the year	79,752	72,073	61,910
Extraordinary	87,342	85,885	92,412

	176,374	197,422	154,322

Expense of contributions made by other Group entities	13,805	18,199	23,157
Net charges by Spanish banks in the Group to in-house pension provisions	156,910	42,378	74,616
Net charges by other Group companies to in-house pension provisions	43,824	32,749	22,135

	390,913	290,748	274,230

Detail by account-

Financial expenses—Customer deposits	9,280	39,464	—
Financial expenses—Cost allocable to the recorded pension provision (Note 20)	60,041	42,480	42,017
General administrative expenses—Personnel costs-
Net charges to in-house pension provisions (Notes 20 and 28-c)	39,067	32,203	24,539
Contributions to external pension funds (Note 28-c)	93,557	90,272	85,067
Extraordinary losses-
Net extraordinary charges to in-house pension provisions (Note 20)	3,345	445	30,195
Other losses	189,501	85,884	92,412
Extraordinary income-	(3,878)	—	—

	390,913	290,748	274,230

Other commitments to employees

The situation as regards performance bonuses payable in shares as of December 31, 2002, and the variations in 2002 are as follows:

Plan in Force	Nº Shares 01/01/02	Plan Exercised	New Plans, Early Retirements and Others(2)	Nº Shares 12/31/02	Year Granted	Group	Expiration Date(1)	Strike (euros)
								01/01/02	12/31/02
1996(*)	4,200,729	(4,116,073)	(84,656)	—	1996	Employees	02/20/02	2.00	—
1997	3,509,418	—	(9,009)	3,500,409	1997	Employees	02/20/03	3.67	3.67
1998	4,248,031	—	(5,165)	4,242,866	1998	Employees	06/01/03-07/31/04	6.01	6.01
1999	5,785,077	—	(681,120)	5,103,957	1999	Employees	06/01/03-07/31/04	10.65	10.65
2000	8,995,381	—	(1,702,971)	7,292,410	2000	Employees	06/01/03-07/31/04	12.02	12.02
Long Services Bonus	7,070,618	(383,040)	(40,621)	6,646,957	(3)	Employees	(3)	—	—
Extrabonus AD	15,476,500	—	(15,476,500)	—	2000	Managers	12/31/02	16.50	—
Seguro AD	5,469,923	—	(5,469,923)	—	2000	Managers	01/01/01-31/12/02	15.18	—

	54,755,677	(4,499,113)	(23,469,965)	26,786,599			Weighted-average	10.13	6.73

(1)	Expiration date means the date from which the options are exercisable, except in case of early retirement.
(2)	Include both payments to early retirements employees and variations in the number of shares granted due to real fulfillment of objectives.
(3)	When employees remain 15, 25, 40, and 50 years in Banco Bilbao Vizcaya Argentaria, S.A.
(*)	The extraordinary performance bonuses relating to 1996 were paid at maturity, in 2002.

The weighted-average exercised price of options exercised during year 2002 before expiration date, excluding long services bonus, amounts to €11.26. The weighted-average contractual remaining life of options outstanding as of December 31, 2002, excluding long services bonus is 0.85 years.

During 2002 and 2001 no new stock options were granted, except “Premium” accrued by employees who reach 15, 25, 40 or 50 years in Banco Bilbao Vizcaya Argentaria, S.A.

The situation as regards performance bonuses payable in shares as of December 31, 2001 and the variation in 2001 are as follows:

Plan in Force	Nº Shares 01/01/01	Plan Exercised	New Plans, Early Retirements and Others(2)	Nº Shares 12/31/01	Year Granted	Group	Expiration Date(1)	Strike (euros)
								01/01/01	12/31/01
1995	4,716,666	(4,716,666)	—	—	1995	Employees	02/20/01	1.32	—
1996	3,560,958	—	639,771	4,200,729	1996	Employees	02/20/02	2.00	2.00
1997	3,821,454	—	(312,036)	3,509,418	1997	Employees	02/20/03	3.67	3.67
1998	4,678,873	—	(430,842)	4,248,031	1998	Employees	06/01/03-07/31/04	6.01	6.01
1999	5,796,149	—	(11,072)	5,785,077	1999	Employees	06/01/03-07/31/04	10.65	10.65
2000	10,000,000	—	(1,004,619)	8,995,381	2000	Employees	06/01/03-07/31/04	12.02	12.02
Long Services Bonus	7,708,315	(496,980)	(140,717)	7,070,618	(3)	Employees	(3)	—	—
Extrabonus AD	15,476,500	—	—	15,476,500	2000	Managers	12/31/02	16.50	16.50
Seguro AD	5,469,923	—	—	5,469,923	2000	Managers	01/01/01-31/12/02	15.18	15.18

	61,228,838	(5,213,646)	(1,259,515)	54,755,677			Weighted-average	9.40	10.13

(1)	Expiration date means the date from which the options are exercisable, except in case of early retirement.
(2)	Include both payments to early retirements employees and variations in the number of shares granted due to real fulfillment of objectives.
(3)	When employees remain 15, 25, 40, and 50 years in Banco Bilbao Vizcaya Argentaria, S.A.

The weighted-average exercised price of options exercised during year 2001 before expiration date, excluding long services bonus, amounts to €8.39. The weighted-average contractual remaining life of options outstanding as of December 31, 2001, excluding long services bonus is 1.25 years.

The situation as regards performance bonuses payable in shares as of December 31, 2000 and the variations in 2000 are as follows:

Plan in Force	Nº Shares 01/01/00	Plan Exercised	New Plans, Early Retirements and Others(2)	Nº Shares 12/31/00	Year Granted	Group	Expiration Date(1)	Strike (euros)
								01/01/00	12/31/00
1995	5,687,223	—	(970,557)	4,716,666	1995	Employees	02/20/01	1.32	1.32
1996	4,221,045	—	(660,087)	3,560,958	1996	Employees	02/20/02	2.00	2.00
1997	4,473,153	—	(651,699)	3,821,454	1997	Employees	02/20/03	3.67	3.67
1998	5,566,934	—	(888,061)	4,678,873	1998	Employees	06/01/03-07/31/04	6.01	6.01
1999	6,750,000	—	(953,851)	5,796,149	1999	Employees	06/01/03-07/31/04	10.65	10.65
2000	—	—	10,000,000	10,000,000	2000	Employees	06/01/03-07/31/04	—	12.02
Long Services Bonus	8,518,011	(635,760)	(173,936)	7,708,315	(3)	Employees	(3)	—	—
Extrabonus AD	—	—	15,476,500	15,476,500	2000	Managers	12/31/02		16.50
Seguro AD	—	—	5,469,923	5,469,923	2000	Managers	01/01/01-31/12/02		15.18

	35,216,366	(635,760)	26,648,232	61,228,838			Weighted-Average	3.91	9.40

(1)	Expiration date means the date from which the options are exercisable, except in case of early retirement.
(2)	Include both payments to early retirements employees and variations in the number of shares granted due to real fulfillment of objectives.
(3)	When employees remain 15, 25, 40, and 50 years in Banco Bilbao Vizcaya Argentaria, S.A.

The weighted-average exercise price of options granted in 2000, excluding long services-bonus, amounts to €14.32, and the weighted-average exercise price of options exercised during the year, excluding long services bonus, amounts to €14.82.

The grant date fair value of Plan 2000, Extrabonus AD and Seguro AD granted in 2000, were approximately €5.17 , €2.36, €1.72 per option, respectively. The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions; risk-free in of 5.4%, 5.39%, 5.49%, respectively; expected lives of 2.5, 2.6, 2.6 years, respectively, expected volatility of 30.5%, 31.31%, 29.27%, respectively and dividend yield of 2%, 2.19% and 2.01%, respectively.

In March 1999, pursuant to a resolution adopted by the Bank’s Shareholders’ Meeting on February 27, 1999, 32,871,301 new shares were issued at a price of €2.14 per share, similar to the average reference price of the bonus commitments to Group employees at that date, which they were allocated to cover, which included the bonus commitments for the years 1995 through 1998 and a portion of the accrued commitment relating to long-service bonuses. These shares were subscribed and paid in full by a non-Group company and, simultaneously, the Bank acquired a call option on these shares which can be exercised on any date, at one or several times, prior to December 31, 2011, at an exercise price equal to the share issue price, adjusted on the basis of the antidilution clauses. On various occasions since 1999 the call option was partially exercised to meet commitments to Group employees, a total of 20,381,069 shares being purchased. Accordingly, as of December 31, 2002, the Bank still held an option on a total of 12,490,232 shares (18,262,345 shares as of December 31, 2001), at a price of €2.09 per share, after adjustment of the issue price as a result of the reductions in the par value in July 1999 and April 2000.

Also, as of December 31, 2002, the bonuses for 1999 and 2000, which consist of a cash payment tied to the market price of 5,103,957 and 7,292,410 Bank shares, respectively, (5,785,077 and 8,995,381 as of December 31, 2001), and the other accrued long-service bonus commitments (1,900,000 shares and 1,311,451 shares in 2002 and in 2001, respectively) had been hedged in full with call options and other futures transactions (Note 3-m).

Additionally, as of December 31, 2002, the time period stipulated in the variable compensation program tied to the BBVA share price for executive directors and senior managers of the Bank ended on December 31, 2002. This program was completed with the granting of loans or credit facilities for the acquisition of BBVA shares on the market and guaranteed a maximum loss in the share value of 5% of the acquisition cost. Since at the time of maturity of the program the share price was below the value set (€15 plus 10%), the program beneficiaries were not entitled to receive any amount under the program.

k) Severance costs-

Under current Spanish labor legislation, companies are required to pay severance to employees terminated without just cause. There is no labor force reduction plan which would make it necessary to record a provision in this connection. However, as required by Bank of Spain Circular 5/2000, the Group recorded in-house provisions, with a charge to the “Extraordinary Losses” caption in the accompanying 2002, 2001 and 2000 consolidated statements of income, to cover, in accordance with the schedule established in that Circular, the contractual severance payments for terminations or dismissals additional to those provided for by current legislation on a general basis. As of December 31, 2002 and 2001, these provisions amounted to €37,490 thousand and €19,636 thousand, respectively, and were recorded under the “Provisions for Contingencies and Expenses—Pension Provision” caption in the accompanying consolidated balance sheets (Note 20).

l) Corporate income tax and other taxes-

These captions in the consolidated statements of income include all the debits or credits arising from Spanish corporate income tax and those taxes of a similar nature of subsidiaries abroad, including both the amounts relating to the expense accrued in the year and those arising from adjustments to the amounts recorded in prior years (Note 25).

The expense for corporate income tax accrued each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from the income for tax purposes, i.e. differences between the taxable income and book income before taxes that do not reverse in subsequent periods. The tax assets arising from tax losses at subsidiaries (basically Latin-American companies) and prepaid taxes arising from timing differences are only capitalized if they will be recovered within a period of ten years (Note 15).

The tax benefit of tax credits for double taxation, tax relief and tax credits for certain activities or investments is treated as a reduction of the amount of corporate income tax for the year in which the tax credits are used. Entitlement to these tax credits is conditional upon compliance with the legally stipulated requirements.

m) Derivatives and other futures transactions-

These instruments include, inter alia, unmatured foreign currency purchase and sale transactions, unmatured securities purchase and sale transactions, financial futures on securities, on exchange rates and on interest rates, forward rate agreements, options on exchange rates, on securities and on interest rates and the various types of financial swaps. These transactions are basically carried out for hedging and overall management of the financial risks to which the Group is exposed.

In accordance with Bank of Spain regulations, transactions involving these products are recorded in memorandum accounts either for the future rights and commitments that might have a net worth effect, or for the balances that might be necessary to reflect the transactions, even if they did not have any effect on the Group’s net worth. Accordingly, the notional and/or contractual value of these products does not express the total credit or market risk assumed by the Group.

Also, the premiums paid and collected for options purchased and sold, respectively, must be recorded under the “Other Assets” and “Other Liabilities” captions in the accompanying consolidated balance sheets as an asset for the purchaser and as a liability for the writer (Note 15), until their exercise or maturity date.

Transactions whose objective and effect is to eliminate or significantly reduce currency, interest rate or price risks on asset and liability positions or on other transactions were treated as hedging transactions, provided that the hedged asset and the hedging transactions were identified explicitly from initiation of the latter. Similarly, transactions which, although not specifically assigned to a specific hedged item, form part of global or macrohedges used to reduce the risk to which the Group is exposed as a consequence of overall management of correlated assets, liabilities and other transactions, were also treated as hedging transactions.

As of December 31, 2002, the Group had arranged share price risk and interest rate risk macrohedges consisting of securities listed on the main international stock markets and long-term deposit transactions, respectively. The security price macrohedges were valued at market price. The settlements relating to the interest rate macrohedge were recorded by the accrual method. These transactions are permanently subject to an integrated, prudent and consistent system of risk and earnings measurement, management and control enabling transactions to be monitored and identified. This system involves, for each macrohedge, the recording of provisions for credit, market and operational risk in accordance with banking practice for transactions of this type. As required by current legislation, the macrohedges have been authorized by the Bank of Spain.

The gains or losses arising from these hedging transactions are recorded symmetrically to the revenues or costs of the hedged item, and the collections or payments made in settlements are recorded with a balancing entry under the “Other Assets” and “Other Liabilities” captions in the accompanying consolidated balance sheets (Note 15). Forward currency transactions classified as hedges are recorded for accounting purposes as described in Note 3-b.

Nonhedging transactions, which are also known as trading transactions, are valued in accordance with Bank of Spain regulations, based on the market on which they are arranged:

-	Transactions arranged in organized markets are valued at market price in their respective markets and the gains or losses arising as a result of market price fluctuations are recorded in full in the consolidated statement of income.

-	Theoretical closings are performed at least every month of securities and interest rate futures transactions arranged outside organized markets, and provisions are recorded with a charge to income for the potential net losses, if any, in each risk category and currency arising from such valuations (Notes 20 and 26). The potential gains, which amounted to €1,137 thousand and €8,848 thousand as of December 31, 2002 and 2001, respectively, are only recognized in the accompanying consolidated statements of income when effectively realized (Note 26). This procedure is also applied to currency options traded outside organized markets.

n) Assets and liabilities acquired or issued at a discount-

Assets and liabilities acquired or issued at a discount, except for marketable securities, are recorded at redemption value. The difference between this value and the amounts paid or received is recorded under the liability and asset “Accrual Accounts” captions in the consolidated balance sheets (Note 16).

o) Investments in Argentina-

Macroeconomic situation

Argentina’s economic situation deteriorated sharply in late 2001. The commencement of 2002 was affected by the flight of capital, the end of convertibility, the devaluation and asymmetric pesification of balances, and the return of inflation.

The Law on Convertibility was amended in January 2002, and the exchange rate in the official market was set at ARP 1.40/US$ 1 and the closing exchange rate in the “free” market on the first day on which the exchange market was reopened ranged from ARP 1.60 to ARP 1.70/US$ 1. The exchange rate as of December 31, 2002, was ARP 3.37/US$ 1.

The crisis had a strong impact on the financial system and jeopardized the solvency and liquidity of banks. The structural imbalances caused by the national government’s measures were largely offset by government bond issues. However, the pesification gave rise to asymmetries and losses that were not fully offset and therefore had to be partially borne by the banks.

These measures established by the Argentine Government to control the movement of capital have been repealed and unrestricted access to deposits restored without new liquidity tensions.

Also, as a result of the devaluation and the inflationary pressures, the Argentine National Securities Commission and Central Bank decreed that financial statements must be adjusted for inflation. The index used to restate financial statements is the general wholesale price index (IPMNG), which had risen by approximately 119% as of December 31, 2002.

BBVA Banco Francés Group

In 2002 BBVA Banco Francés implemented a financial strengthening plan to enable it to meet liquidity requirements. This plan included, inter alia, the following measures:

•	Financial assistance from BBVA to meet certain commitments assumed in the past and consisting of:

•	US$ 79 million loan secured by pledge of the claims arising from loans guaranteed by the Argentine Government for a face value of US$ 185 million;

•	Credits totaling US$ 80 million secured by pledge of customer loans amounting to US$ 120 million.

Full provision was made for both risks in 2002.

•	Sale of 60.879% of BBVA Uruguay to BBVA, S.A. for US$ 55 million.

•	Capital increase approved by the Special Shareholders’ Meeting of BBVA Banco Francés, S.A. on August 7, 2002. As a result of this capital increase, 158,496,540 new shares were issued on December 26, 2002, at ARP 3.59 per share.

BBVA converted into equity the aforementioned US$ 79 million loan plus the accrued interest together with the subordinated debt issued by BBVA Banco Francés amounting to US$ 130 million. The two transactions were fully provisioned at both individual and consolidated level. Following this capital increase, the Group increased its holding in BBVA Banco Francés from 68.25% to 79.61% (Note 4). This capital increase gave rise to goodwill of €34,789 thousand, which was written off in 2002 (Note 13).

This capital increase was also subscribed by third parties which contributed ARP 30 million in cash.

•	Additionally, Argentine Government debt securities were sold to BBVA, S.A. under repurchase agreement at a discount of 45.43%. The balance outstanding as of December 31, 2002, was €98,867 thousand.

BBVA Group—Consolidation of the Group companies located in Argentina.

The financial statements of the Group companies located in Argentina were prepared in accordance with the regulations in force in that country and the applicable unification adjustments were made in the accompanying consolidated financial statements on the basis of the information available.

In 2001, the Argentinean authorities devalued the Argentinean peso relative to the U.S. dollar and adopted other measures (limit on withdrawals from bank deposits, maintenance of the ARP1/US$1 exchange rate for certain bank balances, etc.). As of December 31, 2001, the estimated potential effect of these actions on the Group’s 2001 consolidated financial statements, taking into account the current uncertainty arising from the aforementioned situation, was taken into account as follows:

1.	The financial statements as of December 31, 2001, of all the Group companies located in Argentina were translated to euros at the official year-end exchange rate: ARP1/US$1. However, the fact that this parity was ruptured in January 2002 was of such significance that the effect of booking the equity of the companies whose capital stock was denominated in pesos was included in the financial statements by using an exchange rate of ARP1.7/US$1. The difference arising as a result of this devaluation, which amounted to €469,090 thousand, was charged to the “Reserves—Exchange Differences” and “Minority Interests” captions, with credits to the “Other Liabilities” (€440,235 thousand) and “Holdings in Non-Group Companies” (€28,855 thousand) captions in the accompanying consolidated balance sheet for the companies consolidated by the global integration method and for the companies carried by the equity method, respectively (Notes 15 and 24).

Had the credit to the “Other Liabilities” caption been allocated to the related consolidated balance sheet accounts, the effect would have been as follows:

Decrease	Thousands of Euros
ASSETS
Cash on hand and on deposit at central banks	311,109
Due from credit institutions	258,644
Total net lending	3,093,358
Other debt securities	295,315
Other assets	412,074

4,370,500

LIABILITIES AND EQUITY
Due to credit institutions	220,006
Deposits	3,247,045
Marketable debt securities	147,802
Other liabilities	315,412

3,930,265

Net worth effect (Note 15)	440,235

2.	Recording of a specific provision, equal to the underlying book value of the Banco Francés Group, net of the translation differences indicated above, which amounted to €447,435 thousand (Note 20). This provision was recorded with a charge to the “Extraordinary Losses” caption in the consolidated statement of income and a credit to the “Provisions for Contingencies and Expenses—Other Provisions” caption in the consolidated balance sheet.

The variations in this provision in 2002 were as follows:

Thousands of Euros
Provision as of December 31, 2001	447,435
Transfer due to capital increase	160,387
Release of country-risk provision(*)	(160,608)
Transfer due to sale of Banco Francés Uruguay	(71,569)
Amortization of goodwill arising in capital increase	(34,789)
Result per local books and exchange differences	(188,736)

Provision as of December 31, 2002	152,120

(*)	This relates to the country-risk provision for Banco Francés Cayman Ltd’s exposure to Argentina.

3.	As of December 31, 2001, the Group additionally recorded a specific provision amounting to €170,201 thousand to fully cover the value of the fixed-income securities issued by BBVA Banco Francés that were held by the Bank. In 2002 the balance of this provision was increased with a charge of €131,110 thousand to the “Extraordinary Losses” caption in the consolidated statement of income relating to 100% of the financial assistance and was reduced by the transfer of €160,387 thousand to the specific provision covering the underlying book value of the Banco Francés Group referred to in the table above, and by exchange differences amounting to €5,318 thousand.

The aforementioned provisions, which amounted to €287,726 thousand as of December 31, 2002, (€617,636 thousand in 2001), were recorded under the “Provisions for Contingencies and Expenses” caption (Note 20). These provisions were not assigned to specific assets in view of their nature and their amount is equal to the Group’s investment in the BBVA Banco Francés Group, the lines of financing and the fixed-income securities issued by that group and subscribed by BBVA.

4.	The financial statements as of December 31, 2001, also included the amortization in full of the unamortized goodwill in consolidation relating to the investments in Argentina: €144,405 thousand and €109,030 thousand relating to BBVA Banco Francés, S.A. and Consolidar AFJP, S.A., respectively (Notes 4 and 13). In 2002, the Group, as the majority shareholder, increased its ownership interest in the capital of BBVA Banco Francés, S.A. from 68.25% to 79.61% as a result of the capital increase above mentionated. The resulting goodwill amounted to €34 million and was written off with a charge to the 2002 consolidated statement of income (Notes 4 and 13).

Other effects arising from the situation in Argentina and recorded in the consolidated 2001 financial statements are described as follows:

1.	The income generated by companies carried by the equity method was reduced by €71,677 thousand due to the downward revision of the income expected to be contributed by investees with interests in Argentina (Note 28-f). Also, to take account of the effect that the devaluation had on these companies, €213,696 thousand were charged to the “Losses at Consolidated Companies—Translation Differences” caption (Note 24).
2.	A provision of €34,065 thousand was recorded for country-risk (Note 8).
3.	The potential gains arising from the structural position in foreign currency of the Argentinean entities were not recorded as revenues.
4.	Also, an extraordinary loan loss provision of €415,741 thousand was recorded in local books, which is included under the “Loan Loss Provisions” caption (Note 8).

The Bank’s directors and their legal advisers believe that these provisions reasonably cover the maximum losses which might be incurred by the Group while the situation described above continues and until such time as objective conditions of security and profitability for new potential investments are reestablished.

BBVA Group—Loans to Argentine customers

As of December 31, 2002, the total lending to non-Group Argentine residents, disregarding the loans granted by the BBVA Banco Francés Group companies, amounted to €705,645 thousand. In accordance with Bank of Spain regulations, €328,700 thousand are classified as available-for-sale investment since they are current in payment and have effective guarantees outside Argentina, including policies covering country risk. The portion of the lending which does not meet the aforementioned requirements, amounting to €376,945 thousand, is classified as nonperforming and a country-risk provision of €103,441 thousand and a specific provision of €71,940 thousand have been recorded.

(4) BANCO BILBAO VIZCAYA ARGENTARIA GROUP

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) is the Group’s parent company. Its individual financial statements are prepared on the basis of the accounting principles and methods described in Note 3, except for the valuation of the Bank’s direct holdings of 20% or more in unlisted companies and of 3% or more in listed companies, which, pursuant to Bank of Spain Circular 4/1991, are recorded at the lower of cost, revalued where appropriate, or market. The market value was deemed to be the underlying book value of these holdings, adjusted by the amount of the unrealized gains disclosed at the time of acquisition and still existing at the valuation date.

The Bank represented approximately 58.96% of the Group’s assets and 49.39% of pre-tax profits as of December 31, 2002 (62.22% and 63.11%, respectively, as of December 31, 2001, and 65.27% and 46.05% respectively, as of December 31, 2000), after the related consolidation adjustments and eliminations.

Summarized below are the balance sheets of Banco Bilbao Vizcaya Argentaria, S.A. as of December 31, 2002 and 2001 and the statements of income for the years ended December 31, 2002, 2001 and 2000.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001 (SUMMARIZED)

- Thousands of euros -

	2002	2001
ASSETS
CASH ON HAND AND DEPOSITS AT CENTRAL BANKS	1,671,111	2,281,075
GOVERNMENT DEBT SECURITIES	19,091,299	19,273,261
DUE FROM CREDIT INSTITUTIONS	19,662,904	18,728,729
TOTAL NET LENDING	100,687,471	99,509,141
DEBENTURES AND OTHER DEBT SECURITIES	17,131,192	22,505,543
COMMON STOCKS AND OTHER EQUITY SECURITIES	2,071,348	2,164,087
INVESTMENTS IN NON-GROUP COMPANIES	4,357,296	4,306,431
INVESTMENTS IN GROUP COMPANIES	8,699,420	8,814,491
INTANGIBLE ASSETS	191,903	165,209
PROPERTY AND EQUIPMENT	2,190,317	2,357,723
TREASURY STOCK	97,555	7
OTHER ASSETS	8,994,431	7,263,368
ACCRUAL ACCOUNTS	3,314,007	5,497,436

TOTAL ASSETS	188,160,254	192,866,501

MEMORANDUM ACCOUNTS	78,116,151	77,512,135

	2002	2001
LIABILITIES AND EQUITY
DUE TO CREDIT INSTITUTIONS	47,029,366	55,251,331
DEPOSITS	98,472,990	96,615,730
MARKETABLE DEBT SECURITIES	8,714,150	6,073,820
OTHER LIABILITIES	7,381,866	6,029,952
ACCRUAL ACCOUNTS	3,768,498	5,545,639
PROVISIONS FOR CONTINGENCIES AND EXPENSES	3,064,754	2,788,484
GENERAL RISK ALLOWANCE	—	—
INCOME FOR THE YEAR	1,207,096	1,311,561
SUBORDINATED DEBT	9,735,824	10,232,345
CAPITAL STOCK	1,565,968	1,565,968
ADITIONAL PAID-IN CAPITAL	6,512,797	6,834,941
RESERVES	530,664	440,449
REVALUATION RESERVES	176,281	176,281

TOTAL LIABILITIES AND EQUITY	188,160,254	192,866,501

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(SUMMARIZED)

- Thousands of euros -

	(DEBIT) / CREDIT
	2002	2001	2000
FINANCIAL REVENUES	7,531,595	9,476,865	9,360,394
FINANCIAL EXPENSES	(4,627,304)	(6,675,315)	(6,857,781)
INCOME FROM EQUITIES PORTFOLIO	1,283,859	1,400,194	1,342,029

NET INTEREST INCOME	4,188,150	4,201,744	3,844,642
FEES COLLECTED	1,532,072	1,386,039	1,298,584
FEES PAID	(275,284)	(290,044)	(271,685)
MARKET OPERATIONS	362,923	(71,877)	86,600

ORDINARY REVENUE	5,807,861	5,225,862	4,958,141
OTHER OPERATING INCOME	14,673	8,306	10,087
GENERAL ADMINISTRATIVE EXPENSES	(2,625,233)	(2,684,797)	(2,586,074)
DEPRECIATION AND AMORTIZATION	(257,964)	(270,627)	(236,283)
OTHER OPERATING EXPENSES	(87,795)	(81,321)	(77,729)

NET OPERATING INCOME	2,851,542	2,197,423	2,068,142
NET LOAN LOSS PROVISIONS	(631,928)	(531,856)	(197,193)
NET SECURITIES WRITEDOWNS	(1,181,581)	(976,812)	(356,518)
NET CHARGE TO GENERAL RISK ALLOWANCE	—	1,439	—
EXTRAORDINARY INCOME	582,816	998,855	653,749
EXTRAORDINARY LOSSES	(389,544)	(536,053)	(686,364)

PRE-TAX PROFIT	1,231,305	1,152,996	1,481,816
CORPORATE INCOME TAX AND OTHER TAXES	(24,209)	158,565	(101,242)

NET INCOME (Note 5)	1,207,096	1,311,561	1,380,574

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000 (SUMMARIZED)

- Thousands of euros -

	2002	2001	2000
APPLICATION OF FUNDS
DIVIDENDS PAID	1,255,970	1,102,572	965,159
CAPITAL REDUCTION AND RESERVES	—	—	87,916
NET PURCHASE OF TREASURY STOCK	97,548	3,178	4,592
SUBORDINATED DEBT	496,521	204,927	289,502
FINANCING, NET OF INVESTMENT, AT BANK OF SPAIN AND CREDIT AND SAVINGS INSTITUTIONS	8,608,296	—	—
TOTAL NET LENDING	1,802,746	8,156,795	54,078,997
DEBT SECURITIES	—	5,872,794	15,532,947
SHORT-TERM EQUITY SECURITIES	62,550	458,615	1,142,698
MARKETABLE SECURITIES	—	785,762	—
ACQUISITION OF LONG-TERM INVESTMENTS-
Purchase of investments in Group and associated companies	6,311,401	5,894,598	5,349,939
Additions to property and equipment and intangible assets	399,968	485,799	392,390

	6,711,369	6,380,397	5,742,869
OTHER ASSET ITEMS LESS LIABILITY ITEMS	—	—	1,545,802

TOTAL FUNDS APPLIED	19,035,000	22,965,040	79,390,482

	2002	2001	2000
SOURCE OF FUNDS
FROM OPERATIONS:
Net income	1,207,096	1,311,561	1,380,574
Add-
Depreciation and amortization	329,335	270,627	236,283
Net provision for asset writedown and other special provisions	2,404,260	1,667,620	849,080
Losses on sales of investments and fixed assets	62,475	82,972	73,750
Less-
Gains on sales of investments and fixed assets	(390,505)	(821,205)	(461,149)

	3,612,661	2,511,575	2,078,538
FUNDS ARRISING FROM THE MERGER WITH ARGENTARIA AND FROM THE ABSORPTION OF VARIOUS GROUP ENTITIES	—	—	2,751,049
CAPITAL INCREASES	—	104,056	3,014,436
SUBORDINATED DEBT	—	2,626,376	1,379,521
FINANCING, NET OF INVESTMENT, AT BANK OF SPAIN AND CREDIT AND SAVINGS INSTITUTIONS	—	10,306,688	12,443,992
DEPOSITS	1,857,260	1,435,466	49,196,531
DEBT SECURITIES	5,656,629	—	—

MARKETABLE SECURITIES	2,640,330	—	5,592,382
SALE OF LONG-TERM INVESTMENTS-
Sale of investments in Group and associated companies	4,807,104	5,166,983	2,780,733
Sale of property and equipment	305,184	553,355	153,300

	5,112,288	5,720,338	2,934,033
OTHER LIABILITY ITEMS LESS ASSET ITEMS	155,832	260,541	—

TOTAL FUNDS OBTAINED	19,035,000	22,965,040	79,390,482

The dependent companies consolidated by the global integration method as of December 31, 2001, which, based on the information available, were more than 5% owned by non-Group shareholders, were as follows:

-	Grupo Financiero BBVA Bancomer, S.A.
-	Banc Internacional D’Andorra, S.A.
-	Holding Continental, S.A.
-	Banco Provincial, S.A.
-	Inversiones BanPro, S.A.
-	Inversiones BanPro International Inc., N.V.
-	BBVA Horizonte Pensiones y Cesantías, S.A.
-	BBVA Banco BHIF, S.A.
-	Administradora Fondo Pensiones (AFP) Provida, S.A

In addition to the above mentioned companies and except for Inversiones Banpro, S.A., as of December 31, 2002, PSA Finance Argentina Compañía Financiera, S.A., Uno-e Bank, S.A., BI-BM Gestio D’Actius, S.A., A.F.P. Crecer, S.A. and BBVA & Partners Alternative Invest, A.V., S.A., were also more than 5% owned by non-group shareholders.

Based on the available information, as of December 31, 2002 and 2001 there were no Spanish or foreign credit institutions outside the Group with significant holdings in fully consolidated companies.

The main changes in the consolidated Group in 2002 and 2001 and the situation as of December 31, 2002 and 2001, were as follows:

BBVA Banco Ganadero Group (Colombia)-

In August 1996, the Group acquired 40% of the common stock (equal to 35.1% of the total capital) of Banco Ganadero, S.A. (currently BBVA Banco Ganadero, S.A.). In 2000 this entity carried out a major financial restructuring and strengthening process, which included a capital increase of approximately US$ 254 million, substantially all of which was subscribed by the Group. This capital increase, together with various additional acquisitions resulting in US$ 14 million of disbursements, raised the Group’s holding in BBVA Banco Ganadero, S.A. to 85.56% as of December 31, 2000. On January 23, 2001, the Bank’s Board of Directors resolved to launch a tender offer to purchase all the shares of BBVA Banco Ganadero, S.A. The tender offer took place on April 9, 2001, and gave rise to a disbursement of US$ 44.4 million and increased the Group’s holding in BBVA Banco Ganadero, S.A. to 95.36%. This percentage of ownership was maintained as of December 31, 2002.

The Ganadero group companies contributed €1,907,398 thousand and €2,983,467 thousand to the Group’s assets as of December 31, 2002 and 2001, respectively, and €227,215 thousand, €292,229 thousand and €305,603 thousand to its financial revenues in 2002, 2001 and 2000, respectively.

BBVA Banco Francés (Argentina) (Note 3-o)-

In December 1996, the Group acquired 30% of BBVA Banco Francés, S.A. (formerly Banco Francés Río de la Plata, S.A.) and took on its management. From that date through December 31, 2000, additional acquisitions were made to increase the Group’s holding in this entity to the 68.25% as of December 31, 2000. The total cost of this holding was US$ 1,179 million. No additional investments were made in 2001. As of December 31, 2001, the Group amortized the unamortized goodwill as of that date relating to BBVA Banco Francés, which amounted to €144,405 thousand (Notes 3-o and 13).

On May 30, 2002, BBVA Banco Francés reached an agreement with the Argentine authorities to increase capital, for which BBVA would contribute the subordinated marketable debentures of BBVA Banco Francés held by it amounting to US$ 130 million and a financial loan granted to BBVA Banco Francés amounting to US$ 79 million (Note 3-o). The preemptive subscription period ended on December 26, 2002. In accordance with the issue terms, a total of 158.4 million new shares were issued, which increased the Bank’s capital stock to 368.1 million shares. The Group, as the majority shareholder, increased its ownership interest in the capital of BBVA Banco Francés, S.A. from 68.25% to 79.61% as a result of this capital increase. The resulting goodwill amounted to €34 million and was written off with a charge to the 2002 consolidated statement of income (Notes 3-o and 13).

The companies in this group contributed €5,916,673 thousand and €11,333,454 thousand to the Group’s total assets as of December 31, 2002 and 2001, and €1,081,248 thousand, €1,352,265 thousand and €1,204,621 thousand to its financial revenues in 2002, 2001 and 2000, respectively.

Consolidar Group (Argentina) (Note 3-o)-

The Consolidar Group joined the Group in October 1997, when a 63.33% ownership interest was reached through BBVA Banco Francés.

As of December 31, 2001 and 2002, the Group held all the capital stock of Consolidar Administradora de Fondos de Jubilación y Pensiones (AFJP), S.A., Consolidar Cía de Seguros de Vida, S.A. and Consolidar Seguros de Retiro, S.A. (through Banco Francés, in percentages between 53.89% and 66.67%). As of December 31, 2001, the Group amortized extraordinarily the unamortized goodwill as of that date relating to Consolidar AFJP, which amounted to €109,030 thousand (Note 13).

Continental Group (Peru)-

In April 1995, the Group acquired a 75% holding in the capital stock of Banco Continental, S.A. through Holding Continental, S.A. Subsequent acquisitions increased the ownership interest in Banco Continental to 81.78% as of December 31, 2001.

On November 26, 2002, BBVA, as the owner of 50% of the capital stock of the Peruvian company Holding Continental, S.A., subscribed to a capital increase at this entity amounting to US$ 10 million. This capital increase will be used to finance the tender offer to acquire the shares of Banco Continental which are not currently held by it (143,713,997 shares) at 1.59 soles per share. On November 27, 2002, Holding Continental, S.A. submitted this transaction to the Lima Stock Exchange and to the related National Companies and Securities Supervisory Commission. The tender offer resulted in the acquisition of 8.84% of the capital stock of Banco Continental. The current stake of Holding Continental and its subsidiaries in the aforementioned Bank is 91.51%.

The companies in the Continental Group contributed €3,510,614 thousand and €3,740,783 thousand to the Group’s total assets as of December 31, 2002 and 2001, and €204,232 thousand, €272,926 thousand and €309,113 thousand, to its financial revenues in 2002, 2001 and 2000, respectively.

Grupo Provincial (Venezuela)-

In March 1997, the Group acquired 40% of the capital stock of Banco Provincial, S.A. and higher holdings in the other Provincial Group companies, thereby assuming management of the group. Additional acquisitions were made in subsequent years which raised the Bank’s holding in the Provincial Group to 54.98% as of December 31, 2001 and to 55.53% as of December 31, 2002.

The total assets contributed to the Group by the Provincial Group companies amounted to €3,627,193 thousand and €6,043,026 thousand as of December 31, 2002 and 2001, respectively, and the financial revenues to €746,284 thousand, €810,940 thousand and €787,993 thousand, respectively, in 2002, 2001 and 2000.

BBVA-Bancomer Group (Mexico)-

Grupo Financiero BBV-Probursa, S.A. de C.V. and the companies in its group, including most notably Banco Bilbao Vizcaya Mexico, S.A., joined the Group in July 1995.

In the first half of 2000, it was resolved to merge Grupo Financiero BBV-Probursa, S.A. de C.V. and Grupo Financiero BBVA Bancomer, S.A. de C.V. (the holdings of which include most notably 100% of BBVA Bancomer, S.A. and 51% of Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. -AFORE Bancomer-). This merger was carried out in July 2000, after the Group subscribed in June to a capital increase of US$ 1,400 million at Grupo Financiero BBV-Probursa, S.A. de C.V.

The Group’s holding in Grupo Financiero BBVA Bancomer, S.A. de C.V. resulting from the merger, following open-market acquisitions of shares amounting to approximately US$ 325 million, stood at 36.6% as of December 31, 2000.

At the end of the year 2000 an agreement was reached with Bank of Montreal to acquire an additional 2.2% of Grupo Financiero BBVA Bancomer, S.A. de C.V. for approximately US$ 125 million, in a transaction which was performed in 2001. Also, on April 4, 2001, the Group reached an agreement with Bank of Montreal to purchase 9% of its holding in Grupo Financiero BBVA Bancomer, S.A. de C.V. (812 million shares) which signified an investment of US$ 558 million. The transaction was performed in two tranches: the first consisting of 500 million shares on April 5, 2001, raised the holding to 45%, and the second, consisting of 312 million shares, raised the holding in Grupo Financiero BBVA Bancomer, S.A. de C.V. to 48%. Also, in 2001 other acquisitions amounting to US$ 140 million were made, leaving the total holding in Grupo Financiero BBVA Bancomer S.A. de C.V. at 48.76% as of December 31, 2001. The total goodwill recorded in relation to Grupo Financiero BBVA Bancomer S.A. de C.V. in 2001 amounted to €739 million .

In 2001, BBVA Bancomer Capital Trust, a wholly-owned investee of BBVA Bancomer, S.A. de C.V. issued ten-year capital notes amounting to US$ 500 million with an annual yield of 10.5% (Note 21).

As a result of the placement of Grupo Financiero BBVA Bancomer S.A. de C.V. shares by the Government of Mexico in 2002, BBVA acquired approximately 276 million shares representing 3% of the entity’s capital stock for €240 million. Additionally, the Group acquired a further 2.5% holding in the capital stock of BBVA Bancomer for €175 million, thus raising the Bank’s ownership interest to 54.67% as of December 31, 2002. The increase in goodwill recorded in 2002 was €338,350 thousand (Note 13).

The total assets contributed to the Group by the companies of the BBVA—Bancomer Group amounted to €60,061,343 thousand and €71,079,719 thousand, as of December 31, 2002 and 2001, and the financial revenues to €5,070,718 thousand, €7,472,793 thousand and €5,435,740 thousand in 2002, 2001 and 2000, respectively.

BBV Brasil Group-

In August 1998, the Group acquired control of Banco Excel Económico, S.A. (now Banco Bilbao Vizcaya Argentaria Brasil, S.A.—BBV Brasil) and acquired substantially all its capital stock by subscribing to the full amount of a capital increase carried out by the bank for US$ 853 million.

In addition, as part of the capitalization plan agreed upon with the Brazilian authorities, the Group placed a deposit at BBV Brasil amounting to US$ 700 million, convertible into capital in future years. US$ 31 million of this amount were converted in December 2000 and US$ 46 million were converted in 2001. In 2002 the remaining deposit amount (US$ 623 million) was converted into equity.

The BBV Brasil group companies contributed €4,020,841 thousand and €6,390,255 thousand to the Group’s assets as of December 31, 2002 and 2001, respectively, and €1,218,811 thousand, €761,669 thousand and €756,404 thousand to the Group’s financial revenues in 2002, 2001 and 2000, respectively.

In 2002 the Group decided to reconsider the business model implemented in Brazil. As a result of the new approach, a strategic agreement was reached in that year with Banco Bradesco, S.A., which was executed on January 13, 2003. The main aspects of the agreement are as follows:

-	Integration of the banking and insurance business of BBVA in Brazil, carried on by BBV Brasil and its subsidiaries, into Banco Bradesco, S.A. through the transfer of all the shares of BBV Brasil owned by BBVA to Banco Bradesco, S.A.

-	As a consideration for the transfer of shares, BBVA will receive newly-issued common shares and preferred shares of Banco Bradesco, S.A. representing 4.5% of its capital stock and, additionally, will receive cash amounting to approximately 2,000 million Brazilian reais.

In 2002 the Group recorded the accounting effects of the agreement with a charge of €245,717 thousand to the “Losses on Disposal of Investments in Fully or Proportionally Consolidated Companies” caption in the accompanying consolidated statement of income and a credit to the “Losses at Consolidated Companies Arising from Negative Exchange Differences on Consolidation” caption (Note 24) to eliminate, as required by Bank of Spain regulations, the accumulated negative exchange differences which were recorded against consolidation reserves and arose from the translation of the financial statements of BBV Brasil from the time of its acquisition. The aforementioned entry has no effect on the Group’s shareholders’ equity. Also, a capital gain of €92,000 thousand was recorded with a credit to the aforementioned caption in the accompanying consolidated statement of income, and a charge to the “Other Assets” caption in the accompanying consolidated balance sheet. Finally, a specific provision of €34,719 thousand was recorded with a charge to the “Extraordinary Losses” caption in the consolidated statement of income (Note 28-g) equal to the theoretical goodwill that will be disclosed as a result of booking the shares of Banco Bradesco, S.A. as mentioned above.

BBVA Banco BHIF Group (Chile)-

In September 1998, the Group acquired a 44% holding in the Chilean financial institution BBVA Banco BHIF, S.A. and assumed the management of the group headed by it. In 1999 additional shares were acquired to raise the Group’s total holding in this entity to 53.3% as of December 31, 1999. In September 2000 the Group completed the contribution of the capital subscribed in September 1998, with an amount of US$ 108 million, which brought the Group’s holding to 62.6% as of December 2000. As of December 2001 and 2002, the Group’s holding in BBVA Banco BHIF, S.A. was 62.89% and 66.098%, respectively.

The BBVA Banco BHIF Group companies contributed €4,309,550 thousand and €4,181,488 thousand to the Group’s assets as of December 31, 2002 and 2001, respectively, and €300,519 thousand, €363,938 thousand and €423,329 thousand to the Group’s financial revenues in 2002, 2001 and 2000, respectively.

AFP Provida, S.A. (Chile)-

On July 1, 1999, the Group acquired a 41.17% holding in, and assumed the management of, Administradora de Fondos de Pensiones Provida, S.A. This acquisition was undertaken through the issue of 19,780,108 new shares resolved by the Special Shareholders’ Meeting on June 30, 1999. These new shares were exchanged for all the shares of the companies that owned the aforementioned holding in AFP Provida, S.A. (Corp Group Pensions Ltd. and Brookline Investment Ltd.). Also, the Group made further investments in AFP Provida, mainly through the majority subscription to a capital increase carried out by this company in October 1999, which, together with the open-market acquisitions of US$ 11 million in 2001 and US$ 51 million in 2000, brought the Group’s holding as of December 31, 2002 and 2001, to 64.32%.

The gross operating, principally fees, contributed by AFP Provida, S.A. to the Group in 2002, 2001 and 2000 amounted to €106,216 thousand, €127,204 thousand and €122,186 thousand, respectively.

Banco de Crédito Local, S.A.-

At the end of 2000 an agreement was entered into with the Dexia group to terminate the strategic alliance for the institutional business which Argentaria had with that group. The agreement included the purchase by BBVA of 40% of Banco de Crédito Local, S.A., owned by the Dexia group since 1998, which was performed in January 2001 and gave rise to the disbursement of approximately €429,435 thousand, generating goodwill of €298,037 thousand (Note 13).

Banco Bilbao Vizcaya Argentaria Puerto Rico, S.A.-

In March 2000, Citibank´s automobile loan portfolio in Puerto Rico was acquired for a disbursement of US$ 32 million additional to the adjusted net value of the loans.

BBVA Puerto Rico, S.A. contributed €4,802,885 thousand to the Group’s assets in 2002, compared with the €5,415,486 thousand as of December 31, 2001 and with the €5,206,460 thousand as of December 31, 2000.

Variations in the Group in 2002-

The most noteworthy transactions in 2002 were as follows:

-	In 2002 Brunara, S.A., in which the Group has a 14.066% holding, was no longer fully consolidated and was accounted for by the equity method.

-	On January 25, 2002, BBVA and Grupo Progreso announced the launch of BBVA Crecer AFP, a new pension fund manager for the Dominican Republic market. As of December 31, 2002, BBVA had a 70% holding in this company and Grupo Progreso had the remaining 30% holding. The total investment in 2002 was US$ 3.6 million.

-	The sale of all the shares held by BBVA Banco Francés, S.A. in BBVA Uruguay (60.88%) to BBVA for US$ 55 million was formally executed on May 14, 2002, after obtaining authorization from the Central Bank of Uruguay (Note 3-o). As a result of this transaction, the BBVA Group’s ownership interest in BBVA Uruguay rose from 80.658% to 100%.

-	On May 15, 2002, Terra Networks and BBVA entered into a preliminary agreement for the integration of Uno-e Bank, S.A. and the individuals consumer financing business of Finanzia Banco de Crédito, S.A., a wholly-owned subsidiary of BBVA, whereby Terra Networks’ holding in Uno-e Bank, S.A. stood at 33%. This integration transaction and the percentage of ownership by Terra Networks were subject to the formalization of final contracts, which were executed on January 10, 2003, and the obtainment of the required authorizations. Also, a mechanism was implemented for the liquidity of the shares held by Terra Networks in the resulting combined entity.

Variations in the Group in 2001-

In 2001 the Group obtained income of €31,319 thousand from the sale of holdings. The most noteworthy of these transactions were as follows:

-	In February 2000, the Group entered into a strategic agreement with Telefónica, S.A., whereby, inter alia, the Telefónica Group acquired a 49% holding in the capital stock of Uno-e Bank, S.A. The agreement was executed on August 2, 2001, when Banco Bilbao Vizcaya Argentaria, S.A. sold 49% of its holding in Uno-e Bank, S.A. to Terra Networks, S.A.

-	The Group sold all the shares it held in Banco Bilbao Vizcaya Argentaria Maroc, which generated income of €5,109 thousand.

-	Lastly, 80% of Futuro Bolivia, S.A., AFP was sold, generating income of €15,759 thousand.

(5) DISTRIBUTION OF INCOME

The proposed distribution of 2002 income that the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. will submit for approval by the Shareholders’ Meeting is as follows:

Thousands of Euros
2002 net income (Note 4)	1,207,096

Allocation to:
Dividends (Note 2-d)
- Interim dividend	862,880
- Final dividend	249,276
Voluntary reserves	94,940

In 2002, the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. resolved to pay the shareholders three interim dividends out of 2002 income, amounting to a total of €0.27 gross per share. The aggregate amount of the interim dividends declared as of December 31, 2002, net of the amount collected and to be collected by the consolidable Group companies, was €862,616 thousand and is recorded under the “Other Assets” caption in the related consolidated balance sheet (Note 15). The last of the aforementioned interim dividends, which amounts to €0.09 gross per share, is payable to the shareholders on or after January 10, 2003, and is recorded under the “Other Liabilities—Debentures Payable” caption in the accompanying consolidated balance sheet (Note 15). The Bank’s Board of Directors will propose to the Shareholders’ Meeting that a final dividend of €0.078 per share be paid out of 2002 income.

The projected 2002 accounting statements prepared by Banco Bilbao Vizcaya Argentaria, S.A. in accordance with legal requirements, disclosing the existence of sufficient liquidity for distribution of the interim dividends, were as follows:

	05/31/2002	08/31/2002	11/30/2002
	Thousands of Euros
Interim dividend-	First	Second	Third

Income at each of the stated dates, after the provision for corporate income tax	654,028	636,918	1,117,109
Less-
Interim dividends distributed	—	(287,627)	(575,254)

Maximum amount of possible distribution	654,028	349,291	541,855

Proposed amount of interim dividend	287,627	287,627	287,626

(6) GOVERNMENT DEBT SECURITIES

The balances of this caption in the accompanying consolidated balance sheets are made up as follows:

	2002		2001
	Book Value	Market Value	Book Value	Market Value
	Thousands of Euros
Fixed-income portfolio:
Held-to-maturity portfolio-
Listed government debt securities	1,880,783	1,983,010	2,271,905	2,381,703

Available-for-sale portfolio-
Treasury bills	1,145,563	1,146,566	6,502,073	6,526,390
Other listed book-entry debt securities	9,243,858	9,538,272	8,914,018	9,088,884
Other listed securities	24,784	27,219	75,433	79,514

	10,414,205	10,712,057	15,491,524	15,694,788
Less-
Securities revaluation reserve (Note 2-f)	(34)	—	(6)	—

	10,414,171	10,712,057	15,491,518	15,694,788

Trading portfolio-
Treasury bills	4,697,945	4,697,945	3,113	3,113
Other book-entry debt securities	2,774,877	2,774,877	2,398,833	2,398,833

	7,472,822	7,472,822	2,401,946	2,401,946

	19,767,776	20,167,889	20,165,369	20,478,437

In 2002 and 2001, securities amounting to €1,811,502 thousand and €3,106,078 thousand, respectively, were transferred from the trading portfolio to the available-for-sale portfolio at market prices.

The acquisition cost of securities assigned to the trading portfolio amounted to €7,378,856 thousand as of December 31, 2002 (€2,403,315 thousand as of December 31, 2001).

The variations in 2002 and 2001 in the balance of this caption in the accompanying consolidated balance sheet were as follows:

	2002	2001
	Thousands of Euros
Beginning balance	20,165,369	14,735,194

Purchases	67,115,695	77,638,046
Sales	(63,935,970)	(69,403,453)
Redemptions and others	(3,577,318)	(2,804,418)

Balance at year-end	19,767,776	20,165,369

The average annual interest rate on Treasury bills in 2002 was 2.82% (4.58% in 2001). As of December 31, 2002 and 2001, €5,991,369 thousand and €5,316,944 thousand, respectively, (effective amount) of these assets and of those acquired under resale agreement from credit institutions (Note 7) and from customers (Note 8) had been sold under repurchase agreement by the Group to other financial intermediaries (Note 17) and to customers (Note 18).

The nominal interest rates on listed government debt securities ranged from 10.9% to 3.25% at 2002 year end (from 11.3% to 3% at 2001 year end). As of December 31, 2002 and 2001, €15,185,661 thousand and €15,864,021(effective amount) respectively of these securities and of those acquired under resale agreement from credit institutions (Note 7) and from customers (Note 8) had been sold under repurchase agreement by the Group to the Bank of Spain and other financial intermediaries (Note 17) and to customers (Note 18).

The breakdown of this caption, by maturity, as of December 31, 2002 and 2001, disregarding the securities revaluation reserve, is as follows:

	Up to 3 Months	3 Months to 1 Year	1 to 5 Years	Over 5 Years
	Thousands of Euros
Balances at December 31, 2002-
Fixed-income portfolio:
Held-to-maturity portfolio	—	1,264,802	—	615,981
Available-for-sale portfolio	1,492,066	2,478,865	4,926,042	1,517,232
Trading portfolio	520,045	3,018,011	2,423,940	1,510,826

	2,012,111	6,761,678	7,349,982	3,644,039

Balances at December 31, 2001-
Fixed-income portfolio:
Held-to-maturity portfolio	376,515	—	1,277,361	618,029
Available-for-sale portfolio	1,329,025	3,069,565	6,426,546	4,666,388
Trading portfolio	581,161	184,457	634,885	1,001,443

	2,286,701	3,254,022	8,338,792	6,285,860

(7) DUE FROM CREDIT INSTITUTIONS

The breakdown of the balances of this caption in the accompanying consolidated balance sheets, by currency and type, is as follows:

	2002	2001
	Thousands of Euros
By currency:
In euros	6,752,842	8,752,036
In foreign currencies	14,723,437	14,446,720

	21,476,279	23,198,756

By type:
Current accounts-
Current accounts	348,420	284,784
Other accounts	1,029,288	2,358,426

	1,377,708	2,643,210
Other-
Deposits at credit and finance entities	11,169,447	9,647,849
Assets acquired under resale agreement (Notes 6, 8 and 17)	8,301,701	10,694,548
Other accounts	750,210	351,682

	20,221,358	20,694,079
Less-
Loan loss provisions (Notes 2-f, 3-c and 8)	(5,439)	(34,714)
Country-risk provisions (Notes 2-f, 3-c and 8)	(117,348)	(103,819)

	21,476,279	23,198,756

As of December 31, 2002 and 2001, the foregoing “Country-Risk Provisions” account included €93,322 thousand and €98,548 thousand, respectively, relating to provisions recorded to cover intercompany country-risk positions (Notes 2-c and 3-c).

The detail, by maturity, of the balances of the “Due from Credit Institutions—Other” caption (except for “Other Accounts”) in the accompanying consolidated balance sheets, disregarding the loan loss and country risk provisions, and the average interest rates for each year are as follows:

	Up to 3 Months	3 Months to 1 Year	1 to 5 Years	Over 5 Years	Average Interest Rate in the Year
	Thousands of Euros
Balances at December 31, 2002-
Deposits at credit and financial institutions	10,205,195	842,615	75,910	45,727	4.2%
Assets acquired under resale agreement	4,664,761	1,623,713	2,013,134	93	6.6%

	14,869,956	2,466,328	2,089,044	45,820

Balances at December 31, 2001-
Deposits at credit and financial institutions	7,464,116	1,908,679	217,918	57,136	5.3%
Assets acquired under resale agreement	10,574,970	119,578	—	—	5.4%

	18,039,086	2,028,257	217,918	57,136

(8) TOTAL NET LENDING

The detail, by currency and borrower sector, of the balances of this caption in the accompanying consolidated balance sheets is as follows:

	2002	2001
	Thousands of Euros
By currency:
In euros	106,589,553	98,982,084
In foreign currencies	34,725,459	51,237,736

	141,315,012	150,219,820

By sector:
Public sector	12,561,840	12,195,701
Agriculture	698,161	533,339
Industrial	11,970,286	11,377,851
Real estate and construction	13,651,669	12,767,362
Trade and finance	9,336,199	8,676,667
Loans to individuals	38,514,900	36,105,108
Lease	3,216,394	2,684,525
Other	12,923,030	10,899,947

Total resident borrowers	102,872,479	95,240,500

Non-resident sector	43,540,228	60,907,023

Europe	7,453,873	8,636,490
USA	772,262	1,052,007
Latin America	31,335,166	46,382,514
Other countries	3,978,927	4,836,012
Less-
Loan loss provisions (Notes 2-f and 3-c)	(4,771,009)	(5,715,979)
Country-risk provisions (Notes 2-f and 3-c)	(326,686)	(211,724)

	141,315,012	150,219,820

The detail, by maturity and by loan type and status, of this caption in the accompanying consolidated balance sheets, disregarding the balance of the “Loan Loss Provisions” and “Country-Risk Provisions” accounts in the foregoing detail, is as follows:

	2002	2001
	Thousands of Euros
By maturity:
Up to 3 months	39,559,494	45,470,250
3 months to 1 year	22,308,438	25,519,364
1 to 5 years	37,365,648	34,911,609
Over 5 years	47,179,127	50,246,300

	146,412,707	156,147,523

By loan type and status:
Commercial bills	9,326,491	11,051,537
Financial bills	29,154	55,931
Secured loans	57,590,451	56,485,533
Assets acquired under resale agreement (Notes 6, 7, 17 and 18)	318,107	406,782
Other term loans	66,332,030	74,465,447
Demand and other loans	5,303,066	7,350,174
Financial leases	4,040,129	3,657,087
Nonperforming loans	3,473,279	2,675,032

	146,412,707	156,147,523

The variations in 2002 and 2001 in the balance of the “Nonperforming Loans” caption included under this heading in the accompanying consolidated balance sheets were as follows:

	2002	2001
	Thousands of Euros
Beginning balance	2,675,032	2,798,861

Additions	4,275,505	3,830,127
Recoveries	(1,773,530)	(2,108,562)
Transfers to bad debts and others	(1,703,728)	(1,845,394)

Ending balance	3,473,279	2,675,032

As of December 31, 2002 and 2001, the face amount of the assets, basically loans, credits and securities pledged as security for own and third-party obligations, amounted to €18,190,848 thousand and €11,200,566 thousand, respectively, and related basically to the pledge of certain assets as security for financing facilities with the Bank of Spain and other central banks (Note 17) and to a portion of the assets assigned to mortgage bond issues which, pursuant to the Mortgage Market Law are admitted as security for obligations to third parties.

As of December 31, 2002 and 2001, there were no loans to customers without fixed maturity dates.

As of December 31, 2002 and 2001, €2,910,899 thousand and €3,328,692 thousand, respectively, of loans were transferred to securitization funds.

Assets under financial lease contracts are reflected in the “Financial Leases” account in the foregoing detail at the principal amount of the unmatured lease payments, plus the residual value applicable for purchase option purposes, excluding financial charges and VAT.

As of December 31, 2002 and 2001, the outstanding amounts of the loans granted to employees and customers for the acquisition of shares of Banco Bilbao Vizcaya Argentaria, S.A. were €17,286 thousand and €107,605 thousand, respectively.

The advances and loans granted to Bank directors as of December 31, 2002 and 2001, totaled €1,099 thousand and €6,091 thousand, respectively, and earned annual interest between 4% and 5%. As of

December 31, 2002, no guarantees had been provided for them. As of December 31, 2001, the guarantees provided for directors amounted to €142 thousand.

The variations in 2002, 2001 and 2000 in the overall balance of the “Loan Loss Provisions” and “Country-Risk Provisions” accounts in the above detail and of the provisions allocated to credit institutions (Note 7) and to fixed-income securities (Note 9) were as follows:

	2002	2001	2000
	Thousands of Euros
Beginning balance	6,320,008	8,155,054	2,276,652

Merger with Argentaria	—	—	773,713
Net charge for the year:
Nonperforming loan provision	1,889,927	2,216,479	1,452,182
Country-risk provision (Note 2-c)	286,195	77,146	81,359
Reversals	(433,964)	(293,588)	(364,736)

	1,742,158	2,000,037	1,168,805
Variations in the consolidable Group and asset purchases (Note 4)	(1,861)	11,942	5,395,808
Transfer to loan writeoffs and sale of assets	(1,333,611)	(1,872,345)	(1,617,816)
Transfer to foreclosed asset provisions (Note 14)	(8,156)	(8,105)	(7,609)
Exchange differences and other	(1,286,377)	896,480	165,501
Use of specific FOBAPROA promissory note fund (Note 9)	—	(3,259,265)	—
Transfer to provision for off-balance-sheet risks (Note 20)	(86,278)	(38,664)	—
Provision recorded for the exchange of fixed income securities for secured loans in Argentina (Note 3-o)(*)	—	434,874	—

Ending balance	5,345,883	6,320,008	8,155,054

(*)	As of December 31, 2002, this amount was recorded in “Exchange differences” and “Transfer to loan writeoffs” (€301,224 thousand and €133,650 thousand, respectively).

The €207,677 thousand, €287,735 thousand and €273,634 thousand of written-off loans recovered in 2002, 2001 and 2000, respectively are presented net of the balances of the “Net Loan Loss Provisions” caption in the accompanying consolidated statements of income. This caption also includes the writeoffs of loans classified as bad debts, which amounted to €208,857 thousand in 2002, €206,928 thousand in 2001 and €78,186 thousand in 2000.

The detail of the total risk exposure as of December 31, 2002 and 2001, to third parties outside the Group in countries experiencing differing degrees of debt-servicing difficulty (country-risk) and of the provisions recorded for coverage thereof, which are included in the loan loss provisions (Note 3-c), is as follows:

	2002	2001
	Thousands of Euros
Country-risk	1,046,687	1,404,722
Provision recorded(*)	482,719	493,942
% of coverage	46.1%	35.2%

(*)	€353,264 thousand and €218,605 thousand of these amounts as of December 31, 2002 and 2001, respectively, were recorded in the “Country-Risk Provision” account. The remaining amounts were recorded in the “Specific Risk Provision” account.

The country-risk amount as of December 31, 2002 and 2001 does not include assets for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, nontransfer, nonconvertibility and, if appropriate, war and political violence. The sum insured as of December 31, 2002 and 2001 amounted to US$ 584.5 million and US$ 555 million, respectively (approximately €557,357 thousand and €629,752 thousand).

Also, pursuant to current Bank of Spain regulations, the provision for off-balance-sheet risk losses, recorded under the “Provisions for Contingencies and Expenses—Other Provisions” caption (Notes 2-f and 20) on the liability side of the accompanying consolidated balance sheets amounted to €271,545 thousand and €185,268 thousand, respectively, as of December 31, 2002 and 2001.

(9) DEBENTURES AND OTHER DEBT SECURITIES

The breakdown, by currency, issuer sector, listing status and type, of the balances of this caption in the accompanying consolidated balance sheets, is as follows:

	2002	2001
	Thousands of Euros
By currency:
In euros	18,785,929	22,570,025
In foreign currencies	30,347,250	39,080,913

	49,133,179	61,650,938

By type:
Held-to-maturity portfolio	522,077	596,769
Available-for-sale portfolio	28,914,106	41,805,296
Trading portfolio	19,696,996	19,248,873

	49,133,179	61,650,938

By sector:
Resident public sector	1,436,106	1,351,886
Resident credit entities	258,027	459,373
Other resident sectors	2,441,327	2,468,122
Other non-resident sectors	45,125,706	57,628,725
Europe	14,629,779	18,622,973
U.S.	2,905,029	2,533,603
Latin America	26,765,261	35,257,299
Other countries	825,637	1,214,850
Less-
Securities revaluation reserve (Note 2-f)	(2,586)	(3,396)
Loan loss and country-risk provisions (Notes 2-f, 3-c and 8)	(125,401)	(253,772)

	49,133,179	61,650,938

By listing status:
Listed	37,955,161	45,144,591
Unlisted	11,178,018	16,506,347

	49,133,179	61,650,938

The breakdown, by maturity, of the balance of the fixed-income portfolio classified as available-for-sale and held-to-maturity in the accompanying consolidated balance sheets, disregarding the “Securities Revaluation Reserve” and the “Loan Loss and Country-Risk Provisions” accounts in the foregoing detail, is as follows:

	Up to 1 Year	1 to 5 Years	Over 5 Years
	Thousands of Euros
Balances at December 31, 2002-
Fixed-income portfolio:
Held-to-maturity portfolio	10,355	432,307	79,415
Available-for-sale portfolio	4,224,678	10,960,229	13,729,199

	4,235,033	11,392,536	13,808,614

Balances at December 31, 2001-
Fixed-income portfolio:
Held-to-maturity portfolio	74,755	355,701	166,313
Available-for-sale portfolio	9,624,030	22,233,218	9,948,048

	9,698,785	22,588,919	10,114,361

In 2002 securities in the trading portfolio amounting to €1,054,336 thousand were transferred to the available-for-sale portfolio at market prices.

The acquisition cost of the securities assigned to the trading portfolio was €19,598,881 thousand as of December 31, 2002 (€19,278,581 thousand as of December 31, 2001).

As of December 31, 2002 and 2001, the market value of the debentures and other debt securities included in the available-for-sale portfolio under the “Other Debt Securities” caption in the accompanying consolidated balance sheets amounted €28,971,860 thousand and €41,774,037 thousand, respectively. The market value of the securities assigned to the held-to-maturity portfolio amounted €561,760 thousand and €648,306 thousand as of December 31, 2002 and 2001, respectively.

As of December 31, 2002, the face value of the securities which were securing financing lines, assigned by the Bank of Spain and other central banks, amounted to €7,091,312 thousand.

As of December 31, 2002 and 2001, a portion of the debt securities on hand had been sold under repurchase agreement basically to private-sector depositors and is recorded under the “Deposits—Other Deposits” caption in the accompanying consolidated balance sheets (Note 18).

The balance of the “Available-for-Sale Portfolio—Other Nonresident Sectors” caption includes promissory notes issued by the Banking Fund for the Protection of Savings (FOBAPROA) in Mexico, now the Banking Institute for the Protection of Savings (IPAB). These promissory notes arose as part of the measures adopted by the Mexican government as a result of the banking crisis suffered due to the economic situation in Mexico at the end of 1994 and in 1995. Under certain regulations, the banks transferred to the Mexican government a portion of the loan portfolio with payment difficulties. These transactions were structured as a transfer of future rights to the flows generated by the loans. In exchange for these rights, the credit institutions received nontransferable FOBAPROA promissory notes of an amount equal to the net book value (net of the provisions) of the assets subject to the scheme. As of December 31, 2002 and 2001, these promissory notes amounted to €11,173,894 thousand and €15,661,263 thousand, respectively. The promissory notes earn capitalizable interest and are payable through maturity in 2005. The interest on these promissory notes is recorded under the “Financial Revenues” caption in the accompanying consolidated statements of income. In accordance with the terms established in the agreements with FOBAPROA, Grupo Financiero BBVA Bancomer is responsible for 25% of the losses arising from the difference between the amount of the FOBAPROA promissory notes at the commencement of the transaction plus the accumulated accrued interest and the recoveries of the loans subject to the program. This contingency was written off.

The variations in 2002 and 2001 in the balances of this caption in the accompanying consolidated balance sheets, disregarding the “Securities Revaluation Reserve” and the “Loan Loss Provisions”, were as follows:

	2002	2001
	Thousands of Euros
Beginning balance	61,908,106	60,642,296

Purchases	6,215,765,285	4,995,049,433
Sales, redemptions, transfers and others	(6,228,412,225)	(4,993,783,623)

Ending balance	49,261,166	61,908,106

The variations in the balance of the “Securities Revaluation Reserve” account in 2002, 2001 and 2000 were as follows:

	2002	2001	2000
	Thousands of Euros
Beginning balance	3,396	48,706	15,302

Merger with Argentaria	—	—	451
Transfers and others	(810)	(45,310)	32,953

Ending balance	2,586	3,396	48,706

(10)	COMMON STOCKS AND OTHER EQUITY SECURITIES

This caption in the accompanying consolidated balance sheets includes the shares of companies generally less than 20% owned (less than 3% if listed), and units in mutual funds. The detail of the balances of this caption, by currency and listing status, is as follows:

	2002	2001
	Thousands of Euros
By currency:
In euros	1,986,299	2,357,074
In foreign currencies	1,021,193	1,316,625

	3,007,492	3,673,699

By type:
Available-for-sale portfolio	2,075,564	2,641,419
Trading portfolio	931,928	1,032,280

	3,007,492	3,673,699

By listing status:
Listed	2,447,460	2,435,746
Unlisted	800,758	1,391,608
Less-
Securities revaluation reserve (Notes 2-f and 3-e)	(240,726)	(153,655)

	3,007,492	3,673,699

The variations in 2002 and 2001 in the balances of this caption in the accompanying consolidated balance sheet, disregarding the securities revaluation reserve, were as follows:

	2002	2001
	Thousands of Euros
Beginning balance	3,827,354	3,154,171

Purchases	16,582,585	15,656,407
Sales	(16,336,109)	(15,853,984)
Transfers and other	(825,612)	870,760

Ending balance	3,248,218	3,827,354

Exhibit IV lists the Group’s direct or indirect acquisitions of holdings in companies, the percentages of ownership acquired net of subsequent sales, and the notification dates thereof, in compliance with the provisions of Article 86 of the Corporations Law and Article 53 of Securities Market Law 24/1988.

As of December 31, 2002 and 2001, the market value of the shares and other equity securities included under this caption exceeded their book value by €125,789 thousand and €77,645 thousand, respectively.

In 2001 the Group disposed of a portion of its holding in Hispasat, S.A. This sale of 19,123 shares representing 6.57% of the company’s capital stock gave rise to a gain of €48,581 thousand, which is included under the “Market Operations” caption in the accompanying consolidated statement of income.

In 2000 the Group disposed of its approximately 3% holding in Alliance Capital Management L.P., an entity with which the Group has had a broad asset management cooperation agreement. This sale gave rise to a gain of €225,380 thousand, which was included under the “Extraordinary Income” caption in the accompanying consolidated statement of income because this holding was deemed to be a long-term financial investment.

Also, the Group sold, at several times during 2000, all its holding in Carrefour, which gave rise to a result of €273,461 thousand, and this amount was included under the “Market Operations” caption in the accompanying 2000 consolidated statement of income.

As of December 31, 1999, the Group held shares valued at €72,121 thousand of Istituto Nazionale delle Assicurazioni, S.p.A. (now merged with Assicurazioni Generali, S.p.A.), representing 0.713% of its capital stock. Theses shares were sold in 2000 at a gain of €12,892 thousand included under the “Market Operations” caption in the accompanying 2000 consolidated statement of income.

The acquisition cost of the securities assigned to the trading portfolio amounted to €942,194 thousand as of December 31, 2002. As of December 31, 2001, the book value of the securities in the trading portfolio did not significantly differ from their acquisition cost.

The variations in the balances of the “Securities Revaluation Reserve” account in 2002, 2001 and 2000 were as follows:

	2002	2001	2000
	Thousands of Euros
Beginning balance	153,655	115,472	76,214

Merger with Argentaria	—	—	36,151
Net charge for the year	161,794	(12,665)	26,414
Amount used, transfers and others	(74,723)	50,848	(23,307)

Ending balance	240,726	153,655	115,472

(11)	INVESTMENTS IN NON-GROUP COMPANIES

This caption in the accompanying consolidated balance sheets reflects the ownership interests in the capital of other companies which, although not constituting a single decision-making unit, have a lasting relationship with the Group pursuant to Article 185.2 of the Corporations Law and Bank of Spain Circular 4/1991, which generally range from 20% (3% if listed) to 50%.

The “Other Investments in Associated Companies” account in the following table includes the holdings in companies acquired by the Group but not intended to be held at long-term and the holdings for which hedging futures transactions have been arranged (Note 2-c).

The detail of the balances of this caption in the accompanying consolidated balance sheets is as follows:

	2002	2001
	Thousands of Euros
By currency:
In euros	5,891,886	6,333,502
In foreign currencies	132,289	308,433

	6,024,175	6,641,935

By listing status:
Listed	5,614,439	6,048,381
Unlisted	409,818	595,345
Less-
Securities revaluation reserve (Notes 2-f and 3-e)	(82)	(1,791)

	6,024,175	6,641,935

By type of investment:
Long-term investments	4,921,149	5,605,568
Other investments in associated companies	1,103,026	1,036,367

	6,024,175	6,641,935

€1,024,136 thousand and €1,144,862 thousand of the foregoing balances as of December 31, 2002 and 2001, respectively, related to investments in credit institutions, basically Banca Nazionale del Lavoro, S.p.A., Credit Lyonnais, S.A., Banco Atlántico, S.A. and Wafabank, S.A.

Exhibit II lists the main associated companies, showing the percentages of direct and indirect ownership, the book values of these investments and other relevant information.

The variations in the balances of this caption in the accompanying 2002 and 2001 consolidated balance sheet, disregarding the securities revaluation reserve, were as follows:

	2002	2001
	Thousands of Euros
Beginning balance	6,643,726	7,468,376

Capital increase and purchases	1,707,627	1,461,962
Sales	(1,824,169)	(2,098,674)
First-time consolidation differences (Note 13), transfers (Note 12) and other	(502,927)	(187,938)

Year-end balance	6,024,257	6,643,726

The most notable transactions in 2002 and 2001 were as follows:

Investments-

-	Further holdings representing 0.202% of the capital stock of Gas Natural, S.A. were acquired in 2002 for €16 million, raising the BBVA Group’s ownership interest to 3.065%.

-	A 0.201% holding in the capital stock of Telefónica de España, S.A. was acquired for €82 million between May and October 2002.

-	A 0.18% of the capital stock of Repsol YPF, S.A. was adquired in the last few months of 2001 for €32,815 thousand.

-	Acquisition in 2001 of holdings equal to 4.87% of Banca Nazionale del Lavoro, S.p.A. for €398,074 thousand.

-	Acquisition in the last quarter of 2001 of holdings equal to 1.875% of Wafabank, S.A. for a total of €9,232 thousand.

-	In January 2000, the Group acquired 3% of Terra Networks, S.A., a company majority owned by Telefónica, S.A. for €491,989 thousand. Subsequently, various corporate transactions were performed at Terra Networks, S.A., including most notably its merger with Lycos to form Terra-Lycos, S.A., as a result at which the Group’s holding was reduced to 1.35% as of December 31, 2001 and 2000. However this holding continues to be regarded as long-term because it forms part of the far-reaching relationship between the Group and this Company and its majority shareholders.

Divestments-

-	In 2002 and as a result of certain corporate agreements, shares of Banca Nazionale del Lavoro (BNL) were purchased and sold with no variation in the percentage of ownership. Also, in the framework of these corporate agreements there was a dilutive effect which brought the percentage of ownership to 14.614%. These purchases and sales gave rise to a capital loss at the Group amounting to €15 million.

-	A 0.037% holding in the capital stock of Telefónica de España, S.A. was sold in March 2002 at a gain of €8 million. In 2001, the Group permanently reduced its holding in Telefónica de España, S.A. to 5.138% as of December 31, 2001, giving rise to gains of €352,926 thousand, arising mainly from the holding hedged by future transactions (See Exhibit II).

-	A 1.756% holding in Iberdrola, S.A. was sold in 2002, giving rise to a gain of €75 million. In 2001, the Group reduced its holding in the capital stock of Iberdrola, S.A. by 0.827% giving rise to gains of €36,343 thousand.

-	In the first quarter of 2002 the Group sold 3.823% of its holding in Metrovacesa, giving rise to gains of €14 million. In June 2002, BBVA and BAMI, S.A. Inmobiliaria de Construcciones y Terrenos agreed on the sale of 23.9% of the capital stock of Metrovacesa, S.A. for €545.4 million (€36.55 per share), which was formally executed once the authorization from the antitrust authorities was obtained. As a result of this sale, as of December 31, 2002, the BBVA Group had a 0.581% holding in Metrovacesa, S.A. and obtained a gain of approximately €361 million. This holding is recorded under the “Common Stocks and Other Equity Securities” caption in the accompanying consolidated balance sheet (Note 10).

-	Shares representing 4.612% of the capital stock of Acesa Infraestructuras, S.A. were sold in 2002 for €171 million at a gain of €20 million.

-	In 2002 the Group sold a 7.641% holding in the capital stock of Acerinox, S.A. at a gain of €66 million.

-	Lastly, in December 2002, Credit Agricole, S.A. and SACAM Development launched a tender offer on the shares of Credit Lyonnais. The transaction is expected to be performed in 2003 giving rise to a gain of approximately €300 million for the Group’s total holding in this entity.

-	Sale, in the first quarter of 2001, of Axa-Aurora, S.A., giving rise to gains for the Group of €95,825 thousand.

-	In the first few months of 2001, the holding in Finaxa was reduced by 2.924% giving rise to gains of €121,134 thousand.

-	Also, in the first few months of 2001, the Group´s holding in Profuturo GNP, S.A. de C.V. was sold as part of the reorganization of business activities at Group Bancomer. This transaction gave rise to gains of €77,813 thousand.

-	Sale in 2001 of 1.519% of the capital stock of Repsol YPF, S.A., giving rise to gains of €84,797 thousand.

-	In December 2001, the Group fully disposed of its 39.073% holding in Bodegas y Bebidas, S.A., giving rise to gains of €50,647 thousand.

-	In December 2001, the Group sold its entire holding in Seguros BBV Probursa, giving rise to gains of €11,017 thousand.

The gains and losses obtained on the aforementioned transactions are recorded under the “Income on Group Transactions” and “Losses on Group Transactions” captions, respectively, in the accompanying 2002 and 2001 consolidated statements of income.

Exhibit IV lists the notifications by the Group in compliance with Article 86 of the Corporations Law and Article 53 of Securities Market Law 24/1988.

As of December 31, 2002 and 2001, the market price of the shares and other equity securities included in this caption of the accompanying consolidated balance sheets was lower and higher, respectively, than their net book value by approximately €159,496 thousand and €2,009,917 thousand, after taking into account the related goodwill, negative consolidation differences and hedges of certain holdings (Note 13).

The variations in the balances of the “Securities Revaluation Reserve” account in 2002, 2001 and 2000 were as follows:

	2002	2001	2000
	Thousands of Euros
Beginning balance	1,791	15,080	1,118

Charge for the year	—	21,300	7,988
Reversals	(3,366)	(1,695)	(1,202)
Other variations	1,657	(32,894)	7,176

Year-end balance	82	1,791	15,080

(12)	INVESTMENTS IN GROUP COMPANIES

This caption in the accompanying consolidated balance sheets reflects the investments in subsidiaries, which are generally majority-owned and were not consolidated by the global integration method because their business activities are not directly related with those of the Group.

The breakdown, by currency and listing status, of the balances of this caption in the accompanying consolidated balance sheets is as follows:

	2002	2001
	Thousands of Euros
By currency:
In euros	779,876	732,249
In foreign currencies	259,812	381,895

	1,039,688	1,114,144

By listing status:
Listed	—	3,011
Unlisted	1,039,688	1,111,133

	1,039,688	1,114,144

Exhibit III presents relevant information about the companies comprising the balance of this caption in the accompanying consolidated balance sheets.

The variations in 2002 and 2001in the balance of this caption in the accompanying consolidated balance sheet were as follows:

	2002	2001
	Thousands of Euros
Beginning balance	1,114,144	1,169,684

Capital increases and purchases	75,332	242,899
Sales	(73,490)	(250,075)
Exchange differences	(95,400)	(9,544)
Transfers (Note 11) and other	19,102	(38,820)

Ending balance	1,039,688	1,114,144

On December 27, 2002, the Special Shareholders’ Meeting of BBVA Seguros, S.A. de Seguros y Reaseguros resolved to increase its capital stock by €30 million, with additional paid-in capital of €19 million, through the issuance of approximately 5 million shares for €9.82 per share (€6.01 par value each and the remainder as additional paid-in capital). The Group will subscribe to a total of 4.9 million shares for a total amount of €49,085 thousand.

As of December 31, 2002 and 2001, there were no capital increases in progress at nonconsolidable subsidiaries other than the one described above.

In 1990, 1994 and 1995, tax assessments for 1986 to 1990 were issued to the nonconsolidable subsidiaries BBVA Seguros, S.A. (formerly Euroseguros, S.A.) and Senorte Vida y Pensiones, S.A. totaling €88,066 thousand of principal and €39,072 thousand of late-payment interest, plus €66,057 thousand of penalties, after adjustment pursuant to the revised General Tax Law. The companies filed pleadings and appeals against the assessments and several administrative decisions and court rulings were handed down in 1997 through 2000. As a result of application of the criteria set forth in these court rulings, some of which have been appealed by the Group and by the Spanish tax authorities, the tax debts would be reduced to €50,677 thousand of principal and €19,851 thousand of interest. In order to file these appeals, the Bank provided guarantees totaling €85,193 thousand to the tax authorities. The Bank’s directors and legal advisers consider that these matters will be resolved satisfactorily for the Group and that, in any case, the possible effects thereof would not materially affect the accompanying consolidated financial statements.

(13)	CONSOLIDATION GOODWILL AND NEGATIVE CONSOLIDATION DIFFERENCE

The detail, by company, of the balances of the “Consolidation Goodwill” caption in the accompanying consolidated balance sheets as of December 31, 2002 and 2001, and of the variations therein in 2002 and 2001, is as follows:

	Balance at December 31, 2001	Additions (Notes 4 and 11)	Retirements (Notes 4 and 11)	Amortization (Note 3-g)	Exchange Differences and Other	Balance at December 31, 2002
	Thousands of Euros
Fully or proportionally consolidated companies (Note 4)-
Grupo Financiero BBVA Bancomer, S.A. de C.V.	1,861,034	338,350	(8,379)	(235,659)	(6)	1,955,340
AFORE Bancomer	364,387	—	—	(40,139)	(13,521)	310,727
Provida Group	244,894	—	—	(40,848)	3	204,049
BBVA Banco BHIF, S.A.	74,988	2,574	(368)	(10,354)	—	66,840
BBVA Puerto Rico, S.A.	73,473	—	—	(9,085)	(12,740)	51,648
BBVA Horizonte Pensiones y Cesantías, S.A.—Colombia	69,183	—	—	(64,960)	(4,223)	—
AFP Horizonte, S.A.—Peru	28,590	—	—	(28,490)	(100)	—
Midas Group (Portugal)	18,001	—	(15,459)	(2,542)	—	—
BBVA Banco Francés, S.A. (Note 3-o)	—	34,789	—	(34,789)	—	—
Finanzia, Banco de Crédito, S.A.	8,618	—	—	(1,728)	—	6,890
BBVA (Portugal), S.A.	4,700	15,459	(546)	(578)	—	19,035
Banco de Crédito Local, S.A.	270,715	—	—	(29,808)	—	240,907
BBVA, Banco Ganadero, S.A.	4,429	19	—	(4,448)	—	—
Other companies	21,895	10,956	—	(16,466)	(276)	16,109

	3,044,907	402,147	(24,752)	(519,894)	(30,863)	2,871,545

Companies accounted for by the equity method (Note 11)-
Telefónica, S.A.	424,687	41,101	(4,149)	(23,593)	—	438,046
Repsol YPF, S.A.	124,289	—	—	(7,680)	—	116,609
Gas Natural, S.D.G.	191,753	8,681	—	(10,998)	—	189,436
Seguros Bancomer, S.A. de C.V.	195,659	—	—	(20,526)	(12,511)	162,622
Banca Nazionale del Lavoro, S.p.A.	338,026	29,853	(11,588)	(57,495)	—	298,796
Crédit Lyonnais, S.A.	77,391	4,531	—	(10,264)	—	71,658
Autopistas Concesionaria Española, S.A.	59,121	—	(56,856)	(2,265)	—	—
Iberia, S.A.	37,431	—	—	(2,100)	—	35,331
Iberdrola, S.A.	46,717	—	(9,954)	(1,978)	—	34,785
Acerinox, S.A.	22,808	—	(19,881)	(708)	—	2,219
Wafabank, S.A.	20,152	—	—	(2,688)	—	17,464
Pensiones Bancomer, S.A. de C.V.	14,748	—	—	(1,440)	(2,802)	10,506
Other companies	19,453	10,837	(3,566)	(17,541)	(854)	8,329

	1,572,235	95,003	(105,994)	(159,276)	(16,167)	1,385,801

	4,617,142	497,150	(130,746)	(679,170)	(47,030)	4,257,346

	Balance as of December 31, 2000	Additions (Notes 4 and 11)	Retirements (Notes 4 and 11)	Amortization (Note 3-g)	Exchange Differences and Other	Balance as of December 31, 2001
Fully or proportionally consolidated companies (Note 4)-
Grupo Financiero BBVA Bancomer, S.A. de C.V.	1,317,617	739,449	—	(196,032)	—	1,861,034
AFORE Bancomer	407,991	—	—	(40,815)	(2,789)	364,387
Provida Group	297,122	8,342	—	(59,476)	(1,094)	244,894
Consolidar AFJP, S.A.	123,593	—	—	(123,593)	—	—
BBVA Banco BHIF, S.A.	84,604	817	(126)	(10,307)	—	74,988
BBVA Puerto Rico, S.A.	78,029	—	—	(9,586)	5,030	73,473
BBVA Horizonte Pensiones y Cesantías S.A.—Colombia	77,759	—	—	(9,165)	589	69,183
AFP Horizonte, S.A.—Peru	43,459	769	—	(15,608)	(30)	28,590
Midas Group (Portugal)	20,543	—	—	(2,542)	—	18,001
BBVA Banco Francés, S.A. (Note 3-o)	245,357	—	(3,696)	(241,649)	(12)	—
Finanzia, Banco de Crédito, S.A.	10,349	—	—	(1,731)	—	8,618
BBVA (Portugal), S.A.	5,331	—	—	(631)	—	4,700
Banco de Crédito Local, S.A.	—	298,037	—	(27,322)	—	270,715
BBVA, Banco Ganadero, S.A.	—	4,736	—	(307)	—	4,429
Banco Continental, S.A.	4,117	—	—	(4,117)	—	—
Banco Provincial, S.A.—Banco Universal	37,961	—	—	(37,961)	—	—
BBV Brasil, S.A.	220,523	—	—	(220,523)	—	—
Other companies	15,030	8,925	—	(2,084)	24	21,895

	2,989,385	1,061,075	(3,822)	(1,003,449)	1,718	3,044,907

Companies accounted for the equity method (Note 11)-
Telefónica, S.A.	509,027	26,294	(70,120)	(40,514)	—	424,687
Repsol YPF, S.A.	156,287	974	(24,648)	(8,324)	—	124,289
Gas Natural, S.D.G.	200,299	2,212	—	(10,758)	—	191,753
Seguros Bancomer, S.A. de C.V.	204,915	—	—	(21,144)	11,888	195,659
Banca Nazionale del Lavoro, S.p.A.	163,608	206,644	—	(32,226)	—	338,026
Crédit Lyonnais, S.A.	84,424	2,763	—	(9,796)	—	77,391
Autopistas Concesionaria Española, S.A.	62,511	—	—	(3,390)	—	59,121
Profuturo GNP, S.A. de C.V.	38,603	—	(37,846)	(757)	—	—
Iberia, S.A.	39,523	—	—	(2,092)	—	37,431
Iberdrola, S.A.	54,229	—	(4,868)	(2,644)	—	46,717
Acerinox, S.A.	23,932	505	—	(1,629)	—	22,808
Wafabank, S.A.	19,401	3,119	—	(2,368)	—	20,152
Pensiones Bancomer, S.A. de C.V.	18,583	—	(4,682)	(1,575)	2,422	14,748
Finaxa, S.A.	16,925	—	(16,745)	(180)	—	—
Other companies	13,246	14,959	(5,380)	(2,531)	(841)	19,453

	1,605,513	257,470	(164,289)	(139,928)	13,469	1,572,235

	4,594,898	1,318,545	(168,111)	(1,143,377)	15,187	4,617,142

This detail of 2001 has been adjusted accordingly to the reversal of the early amortization of goodwill as explained in Note 2-a.

€253,435 thousand of the foregoing amortization charged to income in 2001 relate to extraordinary amortization of the goodwill in consolidation of BBVA Banco Francés, S.A. and Consolidar AFJP, S.A (Note 3-o).

Per the information available, the estimated future revenues attributable to the Group from each of the investments generating goodwill in the remaining amortization period of this goodwill exceed the related unamortized balances as of December 31, 2002 and 2001.

The variations in 2002 and 2001 in the balances of the “Negative Consolidation Difference” caption in the accompanying consolidated balance sheet were as follows:

	2002	2001
	Thousands of Euros
Beginning balance	42,744	47,828

Add-
Additions	12,269	14,131
Less-
Retirements	(7,459)	(19,215)

Ending balance	47,554	42,744

(14)	PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

Property and equipment-

The variations in 2002 and 2001 in property and equipment accounts in the accompanying consolidated balance sheet were as follows:

	Land and Buildings for Own Use	Other Property	Furniture, Fixtures and Other	TOTAL
	Thousands of Euros
Revalued cost -
Balances as of December 31, 2000	3,865,079	1,699,435	5,393,320	10,957,834
Additions	686,293	1,106,455	936,269	2,729,017
Retirements	(753,928)	(1,353,926)	(548,430)	(2,656,284)
Transfers and others	(341,228)	341,228	—	—
Balances as of December 31, 2001	3,456,216	1,793,192	5,781,159	11,030,567
Additions	25,500	244,981	480,546	751,027
Retirements	(111,503)	(544,393)	(290,761)	(946,657)
Transfers	(136,913)	158,576	(21,663)	—
Exchange difference and other	(491,711)	(467,296)	(845,944)	(1,804,951)

Balances as of December 31, 2002	2,741,589	1,185,060	5,103,337	9,029,986

Accumulated depreciation-
Balances as of December 31, 2000	871,648	31,644	3,066,784	3,970,076
Additions	99,808	5,882	762,919	868,609
Retirements	(24,505)	(70,945)	(276,021)	(371,471)
Transfers and others	(61,360)	61,360	—	—
Balances as of December 31, 2001	885,591	27,941	3,553,682	4,467,214
Additions	61,592	851	444,889	507,332
Retirements	(29,241)	(29,633)	(140,017)	(198,891)
Transfers	(18,575)	19,382	(807)	—
Exchange difference and other	(131,674)	(1,671)	(554,807)	(688,152)

Balances as of December 31, 2002	767,693	16,870	3,302,940	4,087,503

Provisions for property and equipment (Note 2-f)-
Balances as of December 31, 2000	33,596	969,132	16,041	1,018,769
Additions	15,302	176,993	7,963	200,258
Retirements	(8,421)	(805,807)	(13,336)	(827,564)
Transfers and others	(787)	787	—	—
Balances as of December 31, 2001	39,690	341,105	10,668	391,463
Additions	2,236	122,958	13,720	138,914
Retirements	(3,172)	(104,076)	(13,471)	(120,719)
Transfers and other	2,718	(5,566)	2,848	—
Transfers from loan loss provisions (Note 8)	—	8,156	—	8,156
Exchange difference and other	(5,863)	(102,460)	(973)	(109,296)

Balances as of December 31, 2002	35,609	260,117	12,792	308,518

Property and equipment, net-
Balance at December 31, 2001	2,530,935	1,424,146	2,216,809	6,171,890

Balance at December 31, 2002	1,938,287	908,073	1,787,605	4,633,965

In 2001, the variation in the property and equipment provision was due mainly to the cancellation of a Mexican Government support program for (FOBA-70), which gave rise to the reversal of €470,960 thousand of provisions for the property assigned to this program.

The net property and equipment provisions of €122,508 thousand, €111,127 thousand and €5,619 thousand charged to 2002, 2001 and 2000 income, respectively, to supplement the loan loss provisions transferred when loans were foreclosed (Note 8), are recorded under the “Extraordinary Losses—Net Special Provisions” caption in the accompanying consolidated statements of income (Notes 3-h and 28-g).

The gains and losses on property and equipment disposals amounted to €195,493 thousand and €99,712 thousand, respectively, in 2002 (€325,827 thousand and €70,829 thousand, respectively, in 2001 and €109,420 thousand and €30,183 thousand, respectively, in 2000) and are included under the “Extraordinary Income” and “Extraordinary Losses” captions in the accompanying consolidated statements of income (Note 28-g).

The net book value as of December 31, 2002 and 2001, of the property and equipment of foreign subsidiaries was €2,383,965 thousand and €3,754,114 thousand, respectively. Also, the amount of leased assets on which the purchase option is expected to be exercised was not material as of December 31, 2002 and 2001.

Intangible assets-

The detail of the balance of intangible asset accounts as of December 31, 2002 and 2001, is as follows:

	2002	2001	Average Amortization Period
	Thousands of Euros
Incorporation and start-up expenses	20,946	18,770	5
Computer software acquisition expenses	201,187	272,851	3
Other deferred charges	167,426	242,841	5
Other intangible assets	9,078	7,621	5

Total	398,637	542,083

The variations in 2002 in intangible asset accounts were as follows:

Thousands of Euros
Balance at January 1, 2002	542,083
- Additions	248,120
- Period amortization	(253,164)
- Exchange differences and other	(138,402)

Balance at December 31, 2002	398,637

€129,475 thousand of computer software acquisition costs were amortized in 2002 with a charge to the “General Administrative Expenses—Other Administrative Expenses” caption in the consolidated statement of income.

€123,689 thousand and €151,472 thousand of other expenses were amortized in 2002 and 2001, respectively, and were recorded under the “Depreciation and Amortization” caption in the accompanying consolidated statements of income.

(15) OTHER ASSETS AND OTHER LIABILITIES

The detail of the balances of these captions in the accompanying consolidated balance sheets is as follows:

	2002	2001
	Thousands of Euros
Other assets-
Taxes receivable (Notes 3-l and 25):
Prepaid income tax	2,911,123	3,574,478
Tax assets	1,717,407	1,821,770
Interim dividends (Notes 2-d and 5)	860,616	813,957
Checks drawn on credit institutions	761,381	689,253
Clearing house	369,066	761,248
Transactions in transit	20,182	43,808
Options acquired (Note 3-m)	665,438	879,142
Exchange differences on forward transactions (Note 3-b)	663,091	471,488
Items to be adjusted for hedging futures transactions (Note 3-m)	2,274,328	1,333,375
Financial transactions pending settlement	30,590	25,026
Differences in pension provision less deferred contributions of Group companies in Spain (Note 3-j)	507,504	468,300
Differences in pension provision of Group companies abroad (Note 3-j)	187,234	—
Other	1,330,920	1,118,270

	12,298,880	12,000,115

Other liabilities-
Tax collection accounts	2,089,075	1,867,879
Special accounts	862,618	708,095
Debentures payable (Note 5)	795,677	960,820
Options written (Note 3-m)	993,126	1,251,854
Transactions in transit	16,669	110,641
Items to be adjusted for hedging futures transactions (Note 3-m)	1,696,545	290,890
Deferred income tax (Notes 3-l and 25)	246,918	383,836
Financial transactions pending settlement	80,797	160,422
Net effect on balance sheet of devaluation of Argentine peso (Note 3-o)	—	440,235
Other	2,954,480	2,967,973

	9,735,905	9,142,645

(16) ACCRUAL ACCOUNTS

The detail of the balances of these asset and liability captions in the accompanying consolidated balance sheets is as follows:

	2002	2001
	Thousands of Euros
Assets:
Prepaid interest on funds taken at a discount (Note 3-n)	308,603	418,521
Accrued interest earned on investments not taken at a discount	3,313,166	4,724,809
Prepaid expenses	400,391	248,969
Deferred interest expenses (Note 21)	50,311	57,090
Other accruals	319,091	1,599,678

	4,391,562	7,049,067

Liabilities:
Unearned interest revenues on transactions taken at a discount (Note 3-n)	110,972	169,654
Accrued costs incurred on funds not taken at a discount	2,926,966	4,278,768
Accrued expenses	763,308	917,126
Other accruals	792,531	1,299,526

	4,593,777	6,665,074

(17) DUE TO CREDIT INSTITUTIONS

The breakdown, by currency, type and customer residence sector, of the balances of this caption in the accompanying consolidated balance sheets is as follows:

	2002	2001
	Thousands of Euros
By currency:
In euros	32,482,221	36,508,793
In foreign currencies	23,636,827	28,079,202

	56,119,048	64,587,995

By type:
Current accounts-
Current accounts	133,796	52,240
Other accounts	1,403,561	1,360,578

	1,537,357	1,412,818

Other-
Bank of Spain and other central banks:
Credit account drawdowns	7,827,204	3,021,624
Assets sold under repurchase agreement (Notes 6, 7 and 8)	2,020,801	1,686,789
Due to credit institutions:
Time deposits	26,983,251	34,759,980
Assets sold under repurchase agreement (Notes 6 and 7)	14,598,398	20,659,474
Security payables	2,600,588	2,352,866
Other accounts	551,449	694,444

	54,581,691	63,175,177

	56,119,048	64,587,995

By sector:
Resident sector	22,692,790	20,677,483
Non-resident sector	33,426,258	43,910,512
Europe	13,104,189	20,318,646
United States	3,264,860	3,221,272
Latin America	11,183,869	13,190,079
Other countries	5,873,340	7,180,515

	56,119,048	64,587,995

As of December 31, 2002 and 2001, the Group had assets, mainly loans, credits and securities (see Note 8) securing financing lines assigned by the Bank of Spain and other central banks. As of December, 2002 and 2001, the financing limit assigned to the Group was €11,653,181 thousand and €7,667,197 thousand, respectively, of which it had drawn down €7,998,063 thousand and €3,021,624 thousand, respectively.

The detail, by due date, of the balances of the “Due to Credit institutions—Other” caption in the accompanying consolidated balance sheets, and of the average interest rates for each year, is as follows:

	Up to 3 Months	3 Months to 1 Year	1 to 5 Years	Over 5 Years	Average Interest Rate in the Year
	Thousands of Euros
Balances at December 31, 2002-
Bank of Spain	9,848,005	—	—	—	4.0%
Due to credit institutions:
Time deposits	15,097,271	5,522,083	4,387,679	1,976,218	4.0%
Assets sold under repurchase agreement	13,879,667	670,678	48,053	—	5.0%
Security payables and other accounts	969,629	76,311	1,306,900	799,197	1.2%.

	39,794,572	6,269,072	5,742,632	2,775,415

Balances at December 31, 2001-
Bank of Spain	4,708,413	—	—	—	5.7%
Due to credit institutions:
Time deposits	22,405,770	4,919,780	4,634,552	2,799,878	5.3%
Assets sold under repurchase agreement	19,016,591	1,485,601	157,282	—	6.2%
Security payables and other accounts	791,920	120,398	1,353,075	781,917	2.7%

	46,922,694	6,525,779	6,144,909	3,581,795

Following is shown a detail of due to credit entities by customer residence and type at December 31, for each of the years indicated:

	Demand	Time	Assets sold with repurchase commitment	Total
	Thousands of Euros
2002
Domestic	6,174,267	9,656,445	6,862,078	22,692,790
International
Other European countries	1,011,457	9,372,830	2,719,902	13,104,189
United States	585,166	2,178,033	501,661	3,264,860
Latin America	2,165,945	2,482,366	6,535,558	11,183,869
Other	96,952	5,776,388	—	5,873,340

	3,859,520	19,809,617	9,757,121	33,426,258

	10,033,787	29,466,062	16,619,199	56,119,048

2001
Domestic	4,001,572	9,311,589	7,364,322	20,677,483
International
Other European countries	2,015,085	10,770,088	7,533,473	20,318,646
United States	235,406	1,957,011	1,028,855	3,221,272
Latin America	245,446	6,525,020	6,419,613	13,190,079
Other	216,264	6,964,251	—	7,180,515

	2,712,201	26,216,370	14,981,941	43,910,512

	6,713,773	35,527,959	22,346,263	64,587,995

(18) DEPOSITS

The breakdown, by currency and sector, of the balances of this caption in the accompanying consolidated balance sheets is as follows:

	2002	2001
	Thousands of Euros
By currency:
In euros	83,469,150	80,968,079
In foreign currencies	63,091,215	85,531,355

	146,560,365	166,499,434

By sector:
Public sector	9,264,244	6,637,674

Other resident sectors-
Current accounts	35,508,915	34,653,467
Time deposits (Note 3-j)	16,943,643	17,007,765
Assets sold under repurchase agreement (Notes 6, 7, 8 and 9)	11,768,772	13,841,201

	73,485,574	72,140,107

Non-resident sector
Europe	10,375,037	11,277,271
United States	5,220,043	3,994,320
Latin America	51,662,008	73,275,468
Other countries	5,817,703	5,812,268

	73,074,791	94,359,327

	146,560,365	166,499,434

The detail, by due date, of the balances of the “Savings Accounts—Time” and “Other Deposits—Time” captions in the accompanying consolidated balance sheets is as follows:

	2002	2001
	Thousands of Euros
Savings accounts—Time-
Up to 3 months	43,060,188	40,081,216
3 months to 1 year	7,871,440	12,770,250
1 to 5 years	5,338,418	10,829,710
Over 5 years	1,196,306	3,830,995

	57,436,352	67,512,171

Other deposits—Time-
Up to 3 months	24,762,519	27,593,148
3 months to 1 year	622,128	380,455
1 to 5 years	15,621	691

	25,400,268	27,974,294

Following is showed a detail of deposits by customer residence and type at December 31, for each of the years indicated:

	Noninterest bearing deposits	Demand	Saving	Time	Assets sold with repurchase commitment	Total
	Thousands of Euros
2002
Domestic	2,287,929	23,761,849	15,092,160	17,168,228	15,175,408	73,485,574
International
Other European countries	23,329	2,143,040	376,254	7,722,321	110,093	10,375,037
United States	—	639,256	543,490	4,035,634	1,663	5,220,043
Latin America	81,650	12,895,011	6,233,544	24,731,737	7,720,066	51,662,008
Other	1	2,030,937	8,204	3,778,432	129	5,817,703

	104,980	17,708,244	7,161,492	40,268,124	7,831,951	73,074,791

	2,392,909	41,470,093	22,253,652	57,436,352	23,007,359	146,560,365

2001
Domestic	2,175,146	23,520,377	14,184,710	17,677,110	14,582,764	72,140,107
International
Other European countries	28,805	1,412,789	340,807	8,129,603	1,365,267	11,277,271
United States	10,924	650,884	563,186	2,742,938	26,388	3,994,320
Latin America	104,213	17,501,761	10,338,461	35,663,467	9,667,566	73,275,468
Other	13,195	2,488,186	11,808	3,299,053	26	5,812,268

	157,137	22,053,620	11,254,262	49,835,061	11,059,247	94,359,327

	2,332,283	45,573,997	25,438,972	67,512,171	25,642,011	166,499,434

(19) MARKETABLE DEBT SECURITIES

The breakdown, by type of security and currency, as of December 31, 2002 and 2001, of the balances of the “Marketable Debt Securities—Bonds and Debentures Outstanding” account in the accompanying consolidated balance sheets is as follows:

	2002	2001
	Thousands of Euros
In euros-
Nonconvertible floating rate bonds and debentures	6,877,013	7,883,268
Nonconvertible bonds and debentures at weighted fixed rate of 5.27%(*)	2,993,778	2,238,299
Convertible debentures	5,387	7,879
Mortgage bonds	8,416,727	5,656,161

	18,292,905	15,785,607

In foreign currencies-
Nonconvertible floating rate bonds and debentures	2,202,332	2,611,650
Nonconvertible bonds and debentures at weighted fixed rate of 4%(**)	1,538,140	1,815,471
Floating rate mortgage bonds	360,499	426,370

	4,100,971	4,853,491

	22,393,876	20,639,098

(*)	The interest rate refers to 2002, the equivalent in 2001 was 5.79%.
(**)	The interest rate refers to 2002, the equivalent in 2001 was 4.51%.

The “Mortgage Bonds” account includes various issues with an average weighted interest rate of 4.82% and 5.83% in 2002 and 2001, respectively, and the final maturity of the last of them is in 2011. The nominal amount outstanding and the interest on the mortgage bonds are guaranteed, without a registration requirement, by such mortgages as may, at any time, be registered in favor of the Bank (the issuer), without prejudice to its financial liability.

In 2002 and 2001, BBVA Global Finance Ltd. launched various issues amounting to €5,080,695 thousand and €5,594,750 thousand, respectively, within a medium-term foreign currency euro-bond program with a limit of €20,000 million (Note 21). These issues are denominated in euros, U.S. dollars, Japanese yen and various other currencies and have a fixed or variable yield based, in the latter case, on a floating annual return plus a variable issue or redemption premium dependent on certain factors.

The debt securities composing the balance of this caption as of December 31, 2002, are scheduled to mature (disregarding the possibility of the early redemption of certain issues) as follows:

Maturity	Thousands of Euros
2003	7,483,991
2004	4,393,795
2005	451,722
2006	846,731
Subsequent years	9,217,637

22,393,876

Following is a breakdown, by due date and currency, of the balance of “Promissory Notes and Other Securities” in the accompanying consolidated balance sheets:

	2002	2001
	Thousands of Euros
By due date:
Up to 3 months	4,103,111	3,253,591
3 months to 1 year	1,018,879	1,189,990
1 to 5 years	7,406	292,995

	5,129,396	4,736,576

By currency:
In euros	3,379,742	3,243,740
In other currencies	1,749,654	1,492,836

	5,129,396	4,736,576

(20) PROVISIONS FOR CONTINGENCIES AND EXPENSES

The variations in 2002, 2001 and 2000 in the “Provisions for Contingencies and Expenses—Pension Provision” and “Provisions for Contingencies and Expenses—Other Provisions” captions in the accompanying consolidated balance sheet were as follows:

	2002		2001		2000
	Pension Provision	Other Provisions	Pension Provision	Other Provisions	Pension Provision	Other Provisions
	Thousands of Euros
Beginning balances	2,358,552	2,425,588	1,823,098	1,209,736	386,349	943,974

Add-

Merger with Argentaria	—	—	—	—	804,996	240,068

Provisions charged to income for the year	200,734	948,556	79,389	1,054,878	97,196	443,270
Provision charged to reserves (Notes 2-h, 3-j and 24)	499,177	—	731,743	—	807,898	—
Inclusion of companies in the Group and other variations	159,927	86,427	81,287	438,636	747,244	(58,394)

Less-

Reversal	—	(546,724)	(84)	(155,398)	(445)	(116,584)
Payments to personnel taking early retirement (Note 3-j)	(407,153)	—	(348,473)	—	(236,414)	—
Contribution and insurance premiums for pension coverage	—	—	—	—	(779,543)	(56,796)
Amounts used and other variations	(189,330)	(692,436)	(8,408)	(122,264)	(4,183)	(185,802)

Ending balances (Note 2-f)	2,621,907	2,221,411	2,358,552	2,425,588	1,823,098	1,209,736

The provisions out of 2002 income to the “Pension Provision” were charged to the “Financial Expenses” (€60,041 thousand), “General Administrative Expenses” (€39,067 thousand) and “Extraordinary Losses” (€101,626 thousand) captions in the accompanying consolidated statement of income. The amounts charged to these captions in 2001 were €42,480 thousand, €32,203 thousand and €4,706 thousand, respectively. The amounts charged to these captions in 2000 were €42,017 thousand, €24,539 thousand and €30,640 thousand, respectively (Note 28).

The provisions out of 2002 income to “Other Provisions” were mainly charged to the “Market Operations” (€141,218 thousand), “Extraordinary Losses” (€785,267 thousand) and “General Administrative Expenses” (€21,471 thousand) captions in the accompanying consolidated statement of income The amounts charged to these captions in 2001 were €77,633 thousand, €880,218 thousand and €19,220 thousand, respectively. The amounts charged to these captions in 2000 were €46,578 thousand, €357,049 thousand and €23,872 thousand, respectively. The reversals are recorded mainly in “Extraordinary Income” in the related accompanying consolidated statement of income (Note 28).

The breakdown of the balances of the “Other Provisions” caption in the accompanying consolidated balance sheets as of December 31, 2002 and 2001, is as follows:

	2002	2001
	Thousands of Euros
Provisions for other commitments to employees (Notes 3-j and 3-k):
Covered by shares (Note 3-i)	9,921	12,339
Other commitments	46,183	112,395
Provisions for contingencies	877,691	624,121
Provisions for off-balance-sheet risks (Notes 3-c and 8)	271,545	185,268
Provision for futures transactions (Notes 3-m and 26)	280,721	168,229
Specific provision for Argentina (Note 3-o)	287,726	617,636
Other provisions	447,624	705,600

	2,221,411	2,425,588

The majority of provisions for Contingencies relates to cover taxes contingencies.

(21) SUBORDINATED DEBT

The detail of the balances of the “Subordinated Debt” caption in the accompanying consolidated balance sheets as of December 31, 2002 and 2001, is as follows:

	2002	2001	Interest Rate at 12/31/02	Final Maturity Date
	Thousands of Euros
ISSUER
Issues in euros-
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.:
July 1996	84,142	84,142	9.33%	December 2006
July 1996	27,947	27,947	9.37%	December 2016
February 1997	60,101	60,101	6.97%	December 2007
September 1997	36,061	36,061	6.65%	December 2007
December 2001	1,500,000	1,500,000	3.92%	January 2017
BBVA CAPITAL FUNDING, LTD.:
September 1995	13,613	13,613	4.31%	September 2005
March 1997	45,735	45,735	3.69%	October 2011
October 1997	76,694	76,694	3.63%	October 2007
October1997	228,674	228,674	6.00%	December 2009
July 1999	73,000	73,000	6.35%	October 2015
February 2000	500,000	500,000	6.38%	February 2010
December 2000	750,000	750,000	4.08%	December 2010
July 2001	500,000	500,000	5.50%	July 2011
October 2001	60,000	60,000	5.73%	October 2011
October 2001	40,000	40,000	6.08%	October 2016
October 2001	50,000	50,000	4.01%	October 2016
November 2001	55,000	55,000	4.22%	November 2016
December 2001	56,000	56,000	4.22%	December 2016
Issues in foreign currencies-
BBVA GLOBAL FINANCE, LTD.:
July 1995	143,034	170,203	6.875%	July 2005
July 1995	47,678	56,734	2.420%	January 2005
December 1995	71,517	85,102	2.280%	May 2005
December 1995	71,517	85,102	2.280%	May 2006
December 1995	190,712	226,937	7.000%	December 2025
BILBAO VIZCAYA INVESTMENTS BV:
July 1996	—	601	—	July 2006
BBVA BANCO BHIF, S.A.	41,714	53,083	Several	Several
BBVA BANCO FRANCES, S.A.	29,473	88,601	Several	Several
BBVA CAPITAL FUNDING, LTD.:
July 1995	95,356	113,469	2.83%	September 2004
August 1995	24,117	26,013	3.45%	August 2010
September 1995	—	113,469	—	September 2007
October 1995	80,392	86,707	5.40%	October 2015
October 1995	143,034	170,203	6.88%	October 2005
February 1996	238,391	283,672	6.38%	February 2006
November 1996	190,712	226,937	2.46%	November 2006
February 1997	—	170,203	—	February 2007
BBVA PUERTO RICO	15,418	—	6.25%	Several
BBVA BANCOMER:
Convertible debentures—Dec. 1996	—	34,083	—	December 2006
Nonconvertible debentures—November 1998	232,243	309,753	Several	Several
Bancomer Gran Cayman (various)	237,883	398,370	Several	2004
BBVA Bancomer	—	32,524	—	Several
Bancomer UDIS—December 1996	—	154,714	—	March 2002
BBVA BANCOMER CAPITAL TRUST:
February 2001 (Note 4)	476,784	567,344	10.05%	February 2011

	6,486,942	7,610,791

The detail by due date of the balance of the “Subordinated Debt” caption in the accompanying consolidated balance sheet as of December 31, 2002 is as follows:

Maturity	Thousands of euros
2003	20,697
2004	333,239
2005	448,349
2006	801,522
2007	172,856
Subsequent years	4,710,279

6,486,942

The issues of BBVA Capital Funding, Ltd. and BBVA Global Finance, Ltd. are guaranteed (secondary liability) by the Bank.

The issue by Bilbao Vizcaya Investment BV, of US$ 250 million, was redeemed early in January 2002 through conversion of the bonds into shares of the Bank. This exchange was performed at the fixed conversion rate of €3.99 euros per share, which gave rise to the delivery of 377,330 previously-issued shares. In 2001, bonds with a par value of US$ 5.42 million were exchanged for the equivalent of 1,048,787 Bank shares already issued. These transactions did not give rise to material gains. As of December 31, 2001 the bonds outstanding amounted to US$ 2.4 million (par value).

The interest on the subordinated debt amounted to €405,775 thousand in 2002, €429,694 thousand in 2001 and €315,916 thousand in 2000 (Note 28).

(22) MINORITY INTERESTS

The variations in 2002 and 2001 in the balances of this caption in the accompanying consolidated balance sheets were as follows:

	2002	2001
	Thousands of Euros
Beginning balance	6,394,029	6,304,286
Prior year’s net income	645,223	681,800

	7,039,252	6,986,086
Capital increases and reductions	714,451	226,731
Dividends paid to minority shareholders	(343,029)	(501,779)
Changes in the composition of the Group and changes in the percentages of ownership (Note 4)	(438,191)	(440,247)
Exchange differences (Note 3-b)	(1,364,210)	172,521
Other variations	65,890	(49,283)

Equity in income for the year	746,919	645,223

Ending balance	6,421,082	7,039,252

The breakdown, by company, of the “Minority Interests” caption in the accompanying consolidated balance sheets as of December 31, 2002 and 2001, is as follows:

	2002	2001
	Thousands of Euros
Preferred shares-
BBVA International, Ltd.	3,216,505	2,295,794
BBVA Preferred Capital, Ltd.	198,993	523,722
BBVA Privanza International (Gibraltar), Ltd.	266,152	663,175
BBVA Capital Funding, Ltd.	418,496	550,930

	4,100,146	4,033,621

By company-
BBVA Bancomer group	957,149	1,079,124
BBVA Banco Francés group	18,836	212,115
BBVA Banco Ganadero group	11,748	18,709
BBVA Banco BHIF group	103,295	145,511
BBVA Banco Continental group	104,339	159,773
BBVA Banco Provincial group	117,890	271,958
Provida group	50,636	47,558
Banc Internacional d’Andorra, S.A.	91,008	69,080
Brunara, SIMCAV, S.A. (Note 4)	—	284,212
Other companies	119,116	72,368

	1,574,017	2,360,408

	5,674,163	6,394,029

The breakdown, by company, of the share in income for the years ended December 31, 2002, 2001, and 2000, is as follows:

	2002	2001	2000
	Thousand of Euros
Preferred shares-
BBVA International, Ltd.	167,743	146,286	128,581
BBVA Preferred Capital, Ltd.	29,862	32,280	21,234
BBVA Privanza International (Gibraltar), Ltd.	43,925	95,074	97,178
BBVA Capital Funding, Ltd.	34,099	41,542	40,755

	275,629	315,182	287,748

By company-
BBVA Bancomer group	317,813	427,812	211,352
BBVA Banco Francés group	14,380	(212,115)	68,485
BBVA Banco Ganadero group	1,109	535	(100,093)
BBVA Banco BHIF group	5,373	8,330	10,854
BBVA Banco Continental group	30,900	(15,710)	(6,040)
BBVA Banco Provincial group	65,649	62,619	71,641
Provida group	13,232	25,807	26,469
Banco de Crédito Local, S.A.	—	—	19,088
Banc Internacional d’Andorra, S.A.	46,498	60,973	55,257
Brunara, SIMCAV, S.A. (Note 4)	—	(20,921)	2,224
Other companies	(23,664)	(7,289)	34,815

	471,290	330,041	394,052

	746,919	645,223	681,800

The foregoing balances include various issues of noncumulative, nonvoting, preferred stock guaranteed by Banco Bilbao Vizcaya Argentaria, S.A., the detail of which is as follows:

	Issued Amount (Millions)			Fixed Annual Dividend
	2002		2001	2002	2001
BBVA Privanza International (Gibraltar), Ltd.-
December 1992	US$	—	100	—	9.00%
June 1993	US$	248.25	248.25	8.00%	8.00%
June 1997	US$	70	70	7.76%	7.76%
June 1997	US$	—	250	—	8.00%
BBVA International, Ltd.-
March 1998	US$	350	350	7.20%	7.20%
November 1998		€700	700	6.24%	6.24%
February 1999		€1,000	1,000	5.76%	5.76%
April 2001		€340	340	7.01%	7.01%
March 2002		€500	—	3.94%	—
December 2002		€500	—	3.94%	—
BBVA Capital Funding, Ltd.-
April 1995	DM	—	200	—	9.00%
April 1998	DM	500	500	6.35%	6.35%
April 1998	US$	200	200	7.20%	7.20%
BBVA Preferred Capital, Ltd.-
June 1997	US$	—	250	—	7.80%
June 2001	US$	240	240	7.75%	7.75%

These issues were subscribed by third parties outside the Group and are wholly or partially redeemable at the Company’s option after five or ten years from the issue date, depending on the terms of each issue.

(23) CAPITAL STOCK

As of December 31, 2002, 2001 and 2000, the capital stock of Banco Bilbao Vizcaya Argentaria, S.A. amounted to €1,565,967,501.07, and consisted of 3,195,852,043 fully subscribed and paid registered shares of €0.49 par value each.

There were no variations in the Bank’s capital stock in 2002 and 2001. The variations in 2000 in capital stock were as follows:

Thousands of euros
Balance at December 31, 1999	1,098,882

January 2000
Issue of 817,279,573 new shares, with additional paid-in capital of €2,005,416 thousand (Note 24) to be exchanged for the shares of Argentaria in the merger of this entity into the Bank.	424,986
April 2000
Reduction of the par value of each share by €0.03, with a refund of this amount to the shareholders, by a resolution of the Shareholders’ Meeting on April 17, 2000 (Note 24).	(87,916)
May/June 2000
Issue of 220,000,000 new shares, with additional paid-in capital of €2,906,639 thousand (Note 24).	107,800
June and September 2000
Issue of 1,943,468 and 81,776 new shares, with additional paid-in capital of €9,721 thousand (Note 24) to be exchanged for the shares of Banca Catalana, S.A., Banco de Alicante, S.A., Banco del Comercio, S.A. and Banco de Negocios Argentaria, S.A. held by non-Group third parties, in the merger of these entities into the Bank.	993
March to November 2000
Various issues totaling 43,312,220 new shares for conversion of bonds, with additional paid-in capital of €578,606 thousand (Note 24).	21,223

Balance at December 31, 2000, 2001 and 2002	1,565,968

The shares of Banco Bilbao Vizcaya Argentaria, S.A. are listed on the computerized trading system of the Spanish stock exchanges and on the New York, Frankfurt, London, Zurich, Milan and Buenos Aires stock markets. As of December 31, 2001 the shares of Brunara, S.A. (SIMCAV) were listed on the Spanish stock exchange. Also, as of December 31, 2002 and 2001, the shares of Grupo Financiero BBVA-Bancomer, S.A., BBVA Banco Continental, S.A., Banco Provincial C.A., BBVA Banco Ganadero, S.A., BBVA Banco BHIF, S.A., BBVA Banco Francés, S.A. and AFP Provida were listed on their respective local stock markets and, in the case of the last three entities, on the New York Stock Exchange. In addition, Grupo Financiero BBVA Bancomer, S.A. and BBVA Banco Francés, S.A. are listed on the Latin-American market of the Madrid Stock Exchange.

The variations in 2002, 2001 and 2000 in the “Treasury Stock” caption on the asset side of the accompanying consolidated balance sheets were as follows:

	Par value	Remaining Portion up to Cost	Securities Revaluation Reserve (Note 3-i)	TOTAL
	Thousands of Euros
Balance at December 31, 1999	974	15,566	(11,371)	5,169

Merger with Argentaria	18,481	450,561	(136,376)	332,666
Purchases (Note 4)	88,102	2,598,909	—	2,687,011
Sales and exchange of convertible bonds (Note 21)	(102,100)	(2,910,702)	—	(3,012,802)
Changes to par value	(288)	—	—	(288)
Net release to the securities revaluation reserve (Note 3-i)	—	—	100,952	100,952

Balance at December 31, 2000	5,169	154,334	(46,795)	112,708

Purchases (Note 4)	110,743	3,218,603	—	3,329,346
Sales	(112,925)	(3,291,398)	—	(3,404,323)
Net release to the securities revaluation reserve (Note 3-i)	—	—	38,213	38,213

Balance at December 31, 2001	2,987	81,539	(8,582)	75,944

Purchases (Note 4)	195,077	4,251,285	—	4,446,362
Sales	(192,675)	(4,237,173)	—	(4,429,848)
Net release of the securities revaluation reserve (Note 3-i)	—	—	7,833	7,833
Other variations	(105)	(2,515)	—	(2,620)

Balance at December 31, 2002	5,284	93,136	(749)	97,671

Securities revaluation reserves to cover treasury stock were recorded amounting to €749 thousand and €8,582 thousand, as of December 31, 2002 and 2001, respectively.

The net provision of securities revaluation reserves in 2002 due to the disposals of treasury stock amounted to €1,053 thousand (net releases of € 40,538 thousand and € 100,952 thousand in 2001 and 2000, respectively) and in 2002 are recorded under the “Losses on Group Transactions” caption in the accompanying consolidated statements of income (in 2001 and 2000 under the “Income on Group Transactions” caption).

As of December 31, 2002, 2001 and 2000, the Bank held treasury stock with a nominal value of €5,242 thousand, €2,515 and €2,827 thousand, respectively, to cover futures transactions related to the performance of certain stock market indexes (see Note 26).

From January 2001 through December 31, 2001, the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.4506% and 0.0470%, respectively, calculated on a monthly basis. From January 2002 through December 31, 2002, the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.13% and 0.74%, respectively, calculated on a monthly basis.

The gains and losses on treasury stock transactions, amounting to €15,802 thousand and €22,845 thousand, respectively, in 2002, €33,843 thousand and €31,859 thousand, respectively, in 2001, and €24,666 thousand and €10,530 thousand, respectively, in 2000, are recorded under the “Income on Group Transactions” and “Losses on Group Transactions” captions, respectively, in the accompanying consolidated statements of income.

The bylaws of the Bank limit voting rights, regardless of the number of shares that may be owned, to 10%. As of December 31, 2002, 2001 and 2000, there were no individual equity investments of over 5% in the Bank’s capital stock. As of December 31, 2002, 2001, and 2000, Fundación Banco Bilbao Vizcaya, a private not-for-profit cultural institution set up in 1988 with a contribution of €84,142 thousand from the Bank which was charged to the merger surpluses, owned a total of 34,365,852 shares of the Bank.

On March 9, 2002, the Shareholders’ Meeting resolved, in accordance with the stipulations of Article 153. 1. a) of the Spanish Corporations Law, to authorize the increase of the capital stock by €782,983,750. The directors have a five-year period to increase capital up to that limit. As of December 31, 2002 and 2001, the additional capital stock authorized by the Shareholders’ Meetings amounted to €782,983,750, representing exactly half of the capital stock as of those dates.

Also, the aforementioned Shareholders´ Meeting in March 2002 authorized the Board of Directors for a five-year period to issue up to €4,000 million (€1,000 million as of December 31, 2001 authorized in the Shareholders’ Meeting that took place in April 2000), or the equivalent in another currency, of bonds convertible to and/or exchangeable for Bank shares without preemptive subscription rights to shareholders. In addition, the aforementioned Shareholders´ Meeting in March 2002 authorized the issuance of up to €1,500 million (€600 million as of December 31, 2001 authorized in the Shareholders’ Meeting that took place in April 2000) of debentures convertible to and/or exchangeable for Bank shares. As of December 31, 2002 and 2001, no issue had been made under this authorization.

Also, the aforementioned Shareholders’ Meeting in March 2002 authorized the issuance of securities incorporating warrants on shares of the Company up to a maximum of €1,500 million, fully or partially convertible to or exchangeable for Company shares over a maximum period of five years. None of these securities were issued in 2002.

As of December 31, 2002 and 2001, there were no capital increases in progress at any of the companies in the Finance Group.

(24) RESERVES

The variations in 2002, 2001 and 2000 in the “Reserves” captions in the accompanying consolidated balance sheets were as follows:

	Additional Paid-in Capital	Reserves and Revaluation Reserves	Net Reserves and Accumulated Losses at Consolidated Companies	TOTAL
	Thousand of Euros
Balance at December 31, 1999	1,355,394	1,093,301	1,968,707	4,417,402

Effect of the merger at the beginning of the year (Note1 and 23)	2,005,416	631,880	388,001	3,025,297
Prior year’s net income	—	635,979	799,785	1,435,764
Dividends out of prior year’s net income	—	(856,286)	6,900	(849,386)
Capital increases (Note 23)	3,494,966	—	—	3,494,966
Additional paid-in capital in 1999 capital increase	102,346	—	—	102,346
Recording of provisions for early retirement, net of taxes	—	(522,700)	(2,434)	(525,134)
Exchange differences arising from consolidation (Note 3-b)	—	—	413,280	413,280
Transfers and other variations	(84,295)	221,365	(170,461)	(33,391)

Balance at December 31, 2000	6,873,827	1,203,539	3,403,778	11,481,144

Prior year’s net income	—	1,380,574	593,006	1,973,580
Dividends out of prior year’s net income	—	(1,138,773)	8,193	(1,130,580)
Recording of provisions for early retirement, net of taxes (Notes 2-h, 3-j and 20)	(38,886)	(432,894)	(7,461)	(479,241)
Exchange differences arising from consolidation (Note 3-b)	—	—	(593,860)	(593,860)
Transfers and other variations	—	583,053	(629,757)	(46,704)

Balance at December 31, 2001	6,834,941	1,595,499	2,773,899	11,204,339

Prior year’s net income	—	1,311,561	531,509	1,843,070
Dividends out of prior year’s net income	—	(1,224,010)	4,398	(1,219,612)
Recording of provisions for early retirement, net of taxes (Notes 2-h, 3-j and 20)	(224,589)	(96,512)	(3,364)	(324,465)
Exchange differences arising from consolidation (Notes 3-b and 4)	—	—	(1,246,358)	(1,246,358)
Transfers and other variations	(97,555)	(638,773)	754,984	18,656

Balance at December 31, 2002	6,512,797	947,765	2,815,068	10,275,630

Additional paid-in capital-

This caption in the accompanying consolidated balance sheets includes the additional paid-in capital balances of Banco Bilbao Vizcaya, S.A. and the additional paid-in capital and unrestricted reserves balances of Argentaria which were in the balance sheets of the two banks at the merger date. Also, in 2000 the Bank recorded under this caption, with a charge to the “Extraordinary Losses” caption in the 2000 consolidated statement of income (Note 28-g), the amount by which the value at the related accrual date of the commitments to employees covered by the options referred to in Note 3-j differed from the price of the capital increase carried out, in accordance with the interpretation of this kind of transaction by the Spanish Accounting and Audit Institute (ICAC).

This caption in the accompanying consolidated balance sheets includes the surpluses arising from the merger of Banco Bilbao, S.A. and Banco Vizcaya, S.A. (Note 1), the detail of which is as follows:

Thousands of Euros
Revaluation of:
- Buildings	592,243
- Equity securities portfolio	278,383
Less-
Appropriations in 1988	(229,484)

641,142

The revised Corporations Law expressly permits the use of the additional paid-in capital balance to increase capital and establishes no specific restrictions as to its use.

Reserves and revaluation reserves-

The balances of these captions in the accompanying consolidated balance sheets relate to the reserves of the Group attributed to the Bank, the detail of which is as follows:

	2002	2001
	Thousands of Euros
Restricted reserves-
Legal reserve	313,194	313,194
Restricted reserve for retired capital stock	87,918	87,918
Restricted reserve for Parent Company shares	121,140	30,923
Restricted reserve for redenomination of capital stock in euros	1,861	1,861
Revaluation reserves Royal Decree-Law 7/1996	176,281	176,281
Unrestricted reserves-
Voluntary and other reserves	6,551	6,551
Consolidation reserves attributed to the Bank	240,820	978,771

	947,765	1,595,499

Legal reserve:

Under the revised Corporations Law, 10% of the income for each year must be transferred to the legal reserve. These amounts must be transferred until the balance of this reserve reaches 20% of capital stock. This limit had already been reached by Banco Bilbao Vizcaya Argentaria, S.A. as of December 31, 2002 and 2001. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

Except as mentioned above, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Restricted reserves:

Pursuant to the revised Corporations Law and to Law 46/1998 on the introduction of the euro, the respective restricted reserves were recorded in relation to treasury stock held by the Group, to customer loans secured by shares of the Bank, to the reduction of the par value of each share in April 2000 and to the redenomination of capital stock in euros (Note 23).

Asset revaluation reserves (Notes 3-e and 3-h):

Prior to the merger, Banco de Bilbao, S.A. and Banco de Vizcaya, S.A. availed themselves of the asset revaluation provisions of the applicable enabling legislation. In addition, on December 31, 1996, the Bank revalued its property and equipment pursuant to Royal Decree-Law 7/1996 by applying the maximum coefficients authorized, up to the limit of the market value arising from the existing valuations. The resulting increases in the cost and accumulated depreciation of property and equipment and, where appropriate, in the cost of equity securities, were allocated as follows:

	Prior Revaluations	Revaluation Reserves Royal Decree-Law 7/1996
	Thousands of Euros
Legal revaluations of property and equipment:
Cost	307,334	186,692
Accumulated depreciation	(51,807)	—

	255,527	186,692
Legal revaluations of securities portfolio	179,060	—

	434,587	186,692
Less-
Single revaluation tax (3%)	—	(5,601)
Transfers to:
Capital stock	(240,729)	—
Legal reserve and other reserves	(154,646)	—
Amounts assigned to cover losses on the disposal of revalued assets and other	(39,212)	—

Balance at December 31, 1999	—	181,091

Adjustment as a result of review by the tax authorities	—	(4,810)

Balance at December 31, 2000, 2001 and 2002	—	176,281

Once the tax authorities reviewed in 2000 the balance of the “Revaluation Reserves Royal Decree-Law 7/1996” account, it can only be used, free of tax, to offset recorded losses and to increase capital stock through January 1, 2007. From that date, the remaining balance of this account can be taken to unrestricted reserves, provided that the surplus has been depreciated or the revalued assets have been transferred or written off. If this balance were used in a manner other than that provided for in Royal Decree-Law 7/1996, it would be subject to tax.

Reserves and accumulated losses at consolidated companies-

The breakdown, by company, of these captions in the accompanying consolidated balance sheets is as follows:

	2002	2001
	Thousands of Euros
Reserves at consolidated companies-
Fully or proportionally consolidated companies:
Holding Continental, S.A.	164,864	89,557
Ancla Investments, S.A.	83,430	78,642
Banc Internacional d’Andorra, S.A.	75,145	58,527
BBVA Puerto Rico, S.A.	158,443	160,596
Banco Industrial de Bilbao, S.A.	80,459	66,790
Banco Provincial, S.A.	45,520	152,243
BBVA Privanza Bank (Jersey), Ltd.	54,781	49,175
Canal International Holding, S.A.	494,888	400,082
Cía. de Cartera e Inversiones, S.A.	—	107,094
Corporación General Financiera, S.A.	586,490	419,464
BBVA Banco BHIF, S.A.	59,092	57,439
Banco de Crédito Local, S.A.	32,997	61,904
Argentaria Cartera de Inversión SIMCAV	55,311	56,627
Grupo Financiero BBVA Bancomer, S.A. de C.V.	—	4,760
Cía. Chilena de Inversiones, S.L.	108,309	117,973
BBVA Bancomer Servicios, S.A.	230,696	197,607
BBVA Bolsa, S.V., S.A.	90,073	75,355
Sdad. De Estudios y Análisis Financieros, S.A.	55,185	58,268
BBV América, S.L.	354,912	317,749
BBVA Privanza Bank (Switzerland) Ltd.	72,941	52,348
Banco Francés (Cayman) Ltd.	36,343	86,371
Bilbao Vizcaya Holding, S.A.	33,744	46,404
Corporación Industrial y de Servicios, S.L.	—	162,472
Bilbao Vizcaya América B.V.	—	108,284
Casa de Bolsa BBV Probursa, S.A. de C.V.	56,030	51,753
Corporación IBV Servicios y Tecnologías, S.A.	114,304	91,005
BBVA Participaciones Internacionales, S.L.	28,406	54,518
BBVA Banco Ganadero, S.A.	48,261	—
BBVA Banco Francés, S.A.	134,690	95,783
Consolidar A.F.J.P.	71,801	4,063
Inversora Otar, S.A.	192,444	—
BBVA Renting, S.A.	36,162	32,665
Banco Bilbao Vizcaya Brasil, S.A.	283,815	201,687
Administradora de Fondos de Retiro Bancomer, S.A.	83,257	22,021
Other companies	560,465	515,824

	4,483,258	4,055,050
Companies accounted for by the equity method:
Iberdrola, S.A.	180,588	130,768
Senorte Vida y Pensiones, S.A.	33,377	33,392
Telefónica, S.A.	358,556	195,185
Repsol YPF, S.A.	397,727	232,682
Banco Atlántico, S.A.	59,408	52,985
Banca Nazionale del Lavoro, S.p.A.	138,780	12,158
Acerinox, S.A.	58,647	55,996
Other companies	438,664	337,605

	1,665,747	1,050,771
Exchange gains:
Fully or proportionally consolidated companies:
BBVA Banco Continental Group	—	20,386
BBVA Banco Ganadero Group	—	19,635
BBVA Bancomer Group	61,898	—
BBVA Puerto Rico, S.A.	37,113	81,088
Other companies	201,030	222,117

	300,041	343,226
Companies accounted for by the equity method:	16,230	25,807

	6,465,276	5,474,854

	2002	2001
	Thousands of Euros
Accumulated losses at consolidated companies-
Fully or proportionally consolidated companies:
Inversora Otar, S.A.	—	268,364
BBVA Banco Continental, S.A.	179,108	100,345
BBVA Gestión, S.A. SGIIC	—	77,915
BBVA Banco Ganadero, S.A.	—	308,728
BBVA Portugal, S.A.	54,045	61,441
AFP Horizonte, S.A.	51,527	40,737
AFP Provida, S.A.	47,817	54,663
BBVA Global Finance, Ltd.	25,620	63,593
BBVA International Investment Corporation	61,199	69,892
BBVA Puerto Rico Holding Corporation	158,404	155,951
Cía.de Cartera e Inversiones, S.A.	87,979	—
Corporación Industrial y de Servicios, S.L.	46,474	—
Bilbao Vizcaya América B.V.	119,592	—
Fideicomiso de Vivienda Bancomer	47,338	52,601
BBVA Bancomer, S.A.	39,293	—
BBVA Área Inmobiliaria, S.L.	135,748	—
BBVA Pensiones Chile	93,223	11,978
Other companies	162,951	215,966

	1,310,318	1,482,174
Companies accounted for by the equity method:	151,054	223,541

Exchange losses in consolidation:
Fully or proportionally consolidated companies:
BBVA Bancomer Group	—	35,153
BBVA Banco Ganadero Group	45,130	—
Bilbao Vizcaya América, B.V.	94,483	—
Provida Group	45,354	11,774
BBVA Brazil Group	86,001	152,958
BBVA Banco Francés Group	535,832	408,147
BBVA Banco Provincial Group	259,480	88,529
BBVA International Investment Corporation	337,789	—
Other companies	188,615	517

	1,592,684	697,078
Companies accounted for by the equity method:	596,152	298,162

	3,650,208	2,700,955

The exchange differences in consolidation include the net cumulative effect of the differences arising in translation and, accordingly, reflect the effect of the devaluation described in Notes 3-b and 3-o.

For the purpose of allocating reserves and accumulated losses at the consolidated companies in the preceding table, the transfers of reserves arising from the dividends paid and the writedowns or transactions between these companies are taken into account in the year in which they took place.

The individual financial statements of the subsidiaries which give rise to the balances recorded under the “Reserves” and “Accumulated losses at Consolidated Companies—Fully and Proportionally Consolidated Companies” captions in the foregoing table as of December 31, 2002 and 2001 include €4,059,581 thousand and €2,249,005 thousand, respectively, of restricted reserves, of which €121,893 thousand and €84,502 thousand, respectively, are restricted reserves for Parent Company shares.

(25) TAX MATTERS

The balances of the “Other Liabilities—Tax Collection Accounts” caption in the accompanying consolidated balance sheets include the liability for applicable taxes, including the provision for corporate income tax in each year, net of tax withholdings and prepayments in each year, in the case of companies with a net tax liability. The amount of the tax refunds due to Group companies is included under the “Other Assets—Taxes Receivable—Other” in the accompanying consolidated balance sheets.

Banco Bilbao Vizcaya Argentaria, S.A. and its tax-consolidable subsidiaries file consolidated tax returns. The subsidiaries of Argentaria, which had been in Tax Group 7/90, were included in Tax Group 2/82 from 2000, since the merger had been carried out under the tax neutrality system provided for in Title VIII, Chapter VIII of Corporate Income Tax Law 43/1995. On December 30, 2002, the Group made the pertinent notification to the Ministry of Economy and Finance to extend its taxation under the consolidated taxation regime indefinitely, in accordance with current legislation. The other Group companies file individual tax returns in accordance with the applicable tax regulations.

As in prior years, in 2002 certain Group entities performed or participated in corporate restructuring transactions under the special tax neutrality system regulated by Law 29/1991 adapting certain tax items to EU directives and regulations and by Title VIII, Chapter VIII of Corporate Income Tax Law 43/1995. The disclosures required under the aforementioned legislation are included in the notes to financial statements of the relevant Group entities for the year in which the transactions took place.

The reconciliation of corporate income tax payable, calculated on the basis of the income per books before taxes, to the provision recorded is as follows:

	2002	2001	2000
	Thousands of Euros
Corporate income tax at the standard rate of 35%	1,091,741	1,089,835	1,265,994

Differences arising for the early amortization of goodwill (Note 2-a)	—	182,095	90,478
Decrease arising from permanent differences:
Tax credits and tax relief at consolidated companies	(203,445)	(302,143)	(371,618)
Effect of allocation of the Group’s share in the net income of associated companies	(7,698)	(190,063)	(223,558)
Other items, net	(270,774)	(75,836)	183,206

	(481,917)	(568,042)	(411,970)
Net increase (decrease) arising from timing differences	(249,256)	595,993	(188,543)

Corporate income tax and other taxes payable	360,568	1,299,881	755,959
Recording (use) of prepaid or deferred taxes	249,256	(595,993)	188,543

Provision for corporate income tax and other taxes accrued in the year	609,824	703,888	944,503
Adjustments to the provision for prior years’ corporate income tax and other taxes	43,389	(78,367)	17,243

Corporate income tax and other taxes	653,213	625,521	961,746

As required by Bank of Spain Circular 4/1991 and concordant regulations, the deferred tax assets that will foreseeably be recovered during the next ten years are included under the “Other Assets” caption in the accompanying consolidated balance sheets (Note 15). The main items for which the Group companies have recorded deferred tax assets are provisions to cover pensions and similar obligations to employees (€828,432 thousand and €820,506 thousand as of December 31, 2002 and 2001, respectively, at the Spanish companies) and the loan loss provisions (€962,668 thousand and €2,037,720 thousand as of December 31, 2002 and 2001, respectively, at BBVA Bancomer, S.A. de C.V. and €207,089 thousand as of December 31, 2002 at BBVA, S.A.).

The Bank and certain Group companies have opted to defer corporate income tax on the gains on disposals of property and equipment and shares in investee companies more than 5% owned by them, the breakdown of which by year is as follows:

Year	Thousands of Euros
1996	29,187
1997	378,097
1998	733,896
1999	194,980
2000	707,917
2001	995,202

Pursuant to the regulations in force until December 31, 2001, the amount of the aforementioned gains must be included in equal parts in the taxable income of the seven tax years ending from 2000, 2001, 2002, 2003, 2004 and 2005, respectively. Following inclusion of the portion relating to 2001, the amount of the income not yet included was €2,976,931 thousand, with respect to which the Group companies availed themselves of the provisions of the Third Transitory Provision of Law 24/2001 on Administrative, Tax and Social Security Measures, and practically all of this amount (€2,971,625 thousand) constitutes an addition to the 2001 taxable income for timing differences.

The share acquisitions giving rise to an ownership interest of more than 5%, particularly investments of this kind in Latin America, have been assigned to meet reinvestment commitments assumed in order to apply the above-mentioned tax deferral.

In 2002 the Bank and certain Group companies availed themselves of the corporate income tax credit for reinvestment of extraordinary income obtained on the transfer for consideration of property and of shares in investees more than 5% owned. The income subject to this tax credit amounted to €560,742 thousand. The acquisition in 2002 of shares of BBVA Banco Francés, S.A., Banco Bilbao Vizcaya Argentaria Brasil, S.A. and BBVA International Investment Corporation was included under the reinvestment commitment in order to take the aforementioned tax credit.

As of December 31, 2002 and 2001, certain consolidated companies had tax losses qualifying for carryforward against the taxable income, if any, of the ten years following the year in which they were incurred. The tax assets recorded for tax loss carryforwards amounted to €1,018,229 thousand in 2002, of which €695,573 thousand relate to BBVA Bancomer, S.A. de C.V. and €236,226 thousand to BBVA Bancomer Servicios, S.A. de C.V., and to €1,352,548 thousand in 2001, of which €824,937 thousand relate to BBVA Bancomer, S.A. de C.V. and €346,994 thousand to BBVA Bancomer Servicios, S.A. de C.V. Based on the available financial projections, the income expected to be generated by these two companies will enable these amounts, and the deferred tax assets recorded by them, to be recovered over a period of less than ten years.

As a result of the tax audits by the tax inspection authorities in 2002, tax assessments were issued to certain Group companies for the years through 1997, some of which were contested. Taking into account the timing nature of certain tax assessment items, and in accordance with the principle of prudence, full provisions had been included at 2002 and 2001 years-end in the accompanying consolidated financial statements for the amounts that could arise in this connection. The other Group companies generally have 1998 and subsequent years open for review by the tax inspection authorities for the main taxes applicable to them.

The varying interpretations which can be made of the tax regulations applicable to the operations of banks give rise to certain contingent tax liabilities for the open years that are not susceptible to objective quantification. However, the Bank’s Board of Directors and its tax advisers consider that the possibility of these contingent liabilities materializing in future reviews by the tax authorities is remote and that, in any event, the tax charge which might arise therefrom would not materially affect the accompanying consolidated financial statements.

(26) MEMORANDUM ACCOUNTS AND OTHER OFF-BALANCE-SHEET TRANSACTIONS

The detail of the balances of the “Memorandum Accounts” caption in the accompanying consolidated balance sheets as of December 31, 2002 and 2001, which include the main commitments and contingent liabilities that arose in the normal course of banking business, is as follows:

	Thousands of Euros
	2002	2001
Contingent liabilities-
Deposits, guarantees and sureties	15,109,713	13,713,924
Rediscounts, endorsements and acceptances	5,370	62,097
Other	3,041,745	2,699,583

	18,156,828	16,475,604

Commitments-
Balances drawable by third parties:
- Credit institutions	2,521,177	2,349,633
- Public sector	4,288,788	2,994,873
Other resident sectors	25,842,248	26,183,898
Non-resident sector	16,101,984	21,388,686

	48,754,197	52,917,090
Other commitments	2,865,188	2,372,081

	51,619,385	55,289,171

	69,776,213	71,764,775

In addition to the above-mentioned contingent liabilities and commitments, at the end of 2002 and 2001 the Group had other transactions which, pursuant to current legislation, are not reflected in the accompanying consolidated balance sheets. The detail of the notional or contractual value of these transactions as of December 31, 2002 and December 31, 2001, is as follows:

	2002	2001
	Thousands of Euros
Foreign currency purchase and sale transactions and swaps
- Foreign currency purchases against euros	19,611,600	17,456,059
- Foreign currency purchases against foreign currencies	21,640,807	9,896,857
- Foreign currency sales against euros	8,832,980	10,552,226

	50,085,387	37,905,142

Financial asset purchase and sale transactions
- Purchases	1,085,452	633,455
- Sales	5,553,424	2,118,309

	6,638,876	2,751,764

Forward rate agreements (FRA)
- Bought	13,759,612	57,444,797
- Sold	8,653,722	53,915,045

	22,413,334	111,359,842

Interest rate swaps	454,602,653	463,403,810

Securities swaps	6,921,838	3,848,898

Interest rate futures
- Bought	13,136,816	15,572,963
- Sold	36,106,890	26,505,175

	49,243,706	42,078,138

Securities futures
- Bought	33,051	301,546
- Sold	398,859	755,707

	431,910	1,057,253

Interest rate options
- Bought	37,819,076	36,721,077
- Sold	31,547,425	32,562,187

	69,366,501	69,283,264

Securities options
- Bought	4,303,747	4,878,950
- Sold	14,748,739	15,484,073

	19,052,486	20,363,023

Foreign currency options and futures
- Bought	3,949,889	10,552,096
- Sold	4,745,871	11,791,166

	8,695,760	22,343,262

Other transactions	1,292,090	818,597

	688,744,541	775,212,993

The notional or contractual amounts of these transactions do not necessarily reflect the volume of actual risk assumed by the Group, since the net position in these financial instruments is the result of offset and/or combination of them. This net position, even if it is not deemed a hedge for accounting purposes, is used by the Group basically to eliminate or significantly reduce interest rate, market or exchange risk. The resulting gains or losses on these transactions are included under the “Gains (Losses) on Financial Transactions” caption in the consolidated statements of income. Any gains or losses on hedging transactions are included as an increase in, or offset of, the results on the positions covered by them.

For the purposes of calculating the minimum capital requirements established by Bank of Spain Circular 5/1993, credit and counterparty risk arising from OTC interest rate and currency derivative transactions is measured by the original risk method. As of December 31, 2002 and 2001, the risk-weighted assets amounted to €4,387,162 thousand and €4,422,028 thousand, respectively, which entails a minimum capital requirement of €350,973 thousand, and € 353,762 thousand, respectively, for this type of transactions.

The detail, by maturity, of these transactions as of December 31, 2002 and 2001, is as follows:

	Up to 1 Year	1 to 5 Years	5 to 10 Years	Over 10 Years
	Thousands of Euros
Balances at December 31, 2002-
Interest rate and securities transactions-
Swaps	329,331,193	70,949,128	34,833,180	26,410,990
Forward rate agreements	20,656,539	1,756,795	—	—
Financial futures	35,503,837	14,166,096	5,683	—
Unmatured financial asset purchase and sale transactions	6,638,876	—	—	—
Securities and interest rate options	20,384,422	36,302,213	24,498,414	7,233,938

	412,514,867	123,174,232	59,337,277	33,644,928

Exchange rate transactions-
Forward foreign currency purchase and sale transactions and swaps	47,868,117	2,217,270	—	—
Foreign currency options and futures	8,413,004	233,176	30,987	18,593
Other transactions	1,292,090	—	—	—

	57,573,211	2,450,446	30,987	18,593

	470,088,078	125,624,678	59,368,264	33,663,521

Balances at December 31, 2001-
Interest rate and securities transactions-
Swaps	364,213,213	50,607,244	30,695,284	21,736,967
Forward rate agreements	103,826,959	7,532,883	—	—
Financial futures	36,774,654	6,353,789	6,948	—
Unmatured financial asset purchase and sale transactions	2,751,764	—	—	—
Securities and interest rate options	31,272,253	28,437,416	18,751,158	11,185,460

	538,838,843	92,931,332	49,453,390	32,922,427

Exchange rate transactions-
Forward foreign currency purchase and sale transactions and swaps	26,673,787	11,231,355	—	—
Foreign currency options and futures	21,498,639	844,623	—	—
Other transactions	818,597	—	—	—

	48,991,023	12,075,978	—	—

	587,829,866	105,007,310	49,453,390	32,922,427

The detail, by maturity and currency, of the interest rate swaps and forward rate agreements as of December 31, 2002 and 2001, stating the interest rates collected and paid, is as follows:

	Up to 1 Year	1 to 5 Years	5 to 10 Years	Over 10 Years
	Thousands of Euros (except for percentages)
Balances at December 31, 2002
Swaps-
In euros:
Collecting fixed interest-
Notional value	133,273,453	23,353,844	15,876,403	11,780,908
Average interest rate collected	3.20%	4.91%	5.38%	5.73%
Average interest rate paid	3.43%	3.34%	3.65%	3.86%
Paying fixed interest-
Notional value	152,123,286	19,621,239	13,030,682	11,261,379
Average interest rate collected	3.42%	3.24%	3.65%	3.37%
Average interest rate paid	3.21%	5.19%	5.23%	5.96%
Floating rate/floating rate-
Notional value	2,309,867	5,966,248	1,038,244	1,435,651
Average interest rate collected	3.64%	3.60%	3.25%	3.62%
Average interest rate paid	3.71%	3.59%	3.23%	3.58%

	287,706,606	48,941,331	29,945,329	24,477,938

In foreign currencies:
Collecting fixed interest-
Notional value	23,417,615	13,973,168	2,238,984	1,055,070
Average interest rate collected	5.47%	7.59%	6.00%	6.61%
Average interest rate paid	4.05%	5.35%	2.89%	1.68%
Paying fixed interest-
Notional value	13,034,006	6,915,482	2,126,473	451,839
Average interest rate collected	1.30%	1.65%	1.63%	1.57%
Average interest rate paid	2.35%	4.39%	5.20%	5.77%
Floating rate/floating rate-
Notional value	233,262	85,550	—	—
Average interest rate collected	1.22%	3.64%
Average interest rate paid	2.05%	2.61%

	36,684,883	20,974,200	4,365,457	1,506,909

	324,391,489	69,915,531	34,310,786	25,984,847

	Up to 3 Months	From 3 to 6 Months	From 6 to 12 Months	Over 1 Year
Forward rate agreements-
In euros:
Collecting fixed interest-
Notional value	4,209,934	1,946,625	2,229,355	227,039
Average interest rate collected	3.14%	2.95%	2.85%	3.37%
Average interest rate paid	3.46%	2.98%	2.92%	4.66%
Paying fixed interest-
Notional value	5,892,332	2,870,899	2,881,666	564,233
Average interest rate collected	3.50%	3.40%	2.99%	3.64%
Average interest rate paid	3.09%	2.93%	2.86%	3.15%

	10,102,266	4,817,524	5,111,021	791,272

In foreign currencies:
Collecting fixed interest-
Notional value	410,137	12,242	—	482,762
Average interest rate collected	9.33%	6.59%		2.46%
Average interest rate paid	6.29%	6.36%		4.56%
Paying fixed interest-
Notional value	123,162	80,187	—	482,761
Average interest rate collected	1.40%	3.27%		4.72%
Average interest rate paid	1.89%	2.19%		2.46%

	533,299	92,429	—	965,523

	10,635,565	4,909,953	5,111,021	1,756,795

	Up to 1 Year	1 to 5 Years	5 to 10 Years	Over 10 Years
	Thousands of Euros (except for percentages)
Balances at December 31, 2001
Swaps-
In euros:
Collecting fixed interest-
Notional value	113,803,428	12,932,747	12,303,040	7,342,658
Average interest rate collected	3.55%	4.98%	5.47%	5.82%
Average interest rate paid	3.60%	3.78%	3.75%	3.70%
Paying fixed interest-
Notional value	131,488,682	10,259,905	7,561,875	5,220,691
Average interest rate collected	3.60%	3.72%	3.75%	3.74%
Average interest rate paid	3.57%	5.23%	5.44%	6.29%
Floating rate/floating rate-
Notional value	126,265	492,581	1,447,795	3,960,440
Average interest rate collected	3.27%	3.89%	3.87%	4.52%
Average interest rate paid	3.47%	3.75%	3.65%	4.34%

	245,418,375	23,685,233	21,312,710	16,523,789

In foreign currencies:
Collecting fixed interest-
Notional value	50,058,494	9,697,465	3,990,606	3,369,965
Average interest rate collected	4.44%	5.91%	5.62%	6.27%
Average interest rate paid	2.74%	2.75%	3.09%	2.96%
Paying fixed interest-
Notional value	64,445,162	17,055,201	5,301,302	1,833,307
Average interest rate collected	3.00%	3.63%	3.24%	5.12%
Average interest rate paid	4.02%	5.40%	4.36%	5.44%
Floating rate/floating rate-
Notional value	442,284	169,345	90,666	9,906
Average interest rate collected	4.25%	5.45%	4.65%	4.25%
Average interest rate paid	2.46%	2.60%	4.77%	4.25%

	114,945,940	26,922,011	9,382,574	5,213,178

	360,364,315	50,607,244	30,695,284	21,736,967

	Up to 3 Months	From 3 to 6 Months	From 6 to 12 Months	Over 1 Year
Forward rate agreements-
In euros:
Collecting fixed interest-
Notional value	30,400,003	15,853,600	99,998	1,019,927
Average interest rate collected	3.27%	3.16%	3.31%	3.38%
Average interest rate paid	3.33%	3.12%	3.38%	3.80%
Paying fixed interest-
Notional value	31,899,994	8,550,000	6,200,000	2,399,998
Average interest rate collected	3.27%	3.19%	3.17%	3.90%
Average interest rate paid	3.33%	3.31%	3.07%	3.48%

	62,299,997	24,403,600	6,299,998	3,419,925

In foreign currencies:
Collecting fixed interest-
Notional value	2,583,215	497,616	615,354	2,592,106
Average interest rate collected	4.10%	6.53%	3.38%	4.48%
Average interest rate paid	3.71%	5.62%	3.44%	3.55%
Paying fixed interest-
Notional value	4,464,630	2,322,143	340,406	1,520,852
Average interest rate collected	4.10%	3.95%	2.46%	3.85%
Average interest rate paid	3.84%	4.14%	5.80%	5.02%

	7,047,845	2,819,759	955,760	4,112,958

	69,347,842	27,223,359	7,255,758	7,532,883

Following is the detail, by market type (organized or over-the-counter), of derivatives transactions as of December 31, 2002 and 2001:

	Type of Market	2002	2001
	Thousands of Euros
Foreign currency purchase and sale transactions and swaps	Over-the-counter	50,085,387	37,905,142
Financial asset purchase and sale transactions	Organized	6,638,876	2,751,764
Forward rate agreements (FRAs)	Over-the-counter	22,413,334	111,359,842
Interest rate swaps	Over-the-counter	454,602,653	463,403,810
Securities swaps	Over-the-counter	6,921,838	3,848,898
Interest rate futures	Organized	49,243,706	42,078,138
Securities futures	Organized	431,910	1,057,253
Interest rate options	Organized	1,638,260	1,517,281
Interest rate options	Over-the-counter	67,728,241	67,765,983
Securities options	Organized	984,495	419,495
Securities options	Over-the-counter	18,067,991	19,943,528
Foreign currency options and futures	Over-the-counter	8,695,760	22,343,262
Other risks	Over-the-counter	1,292,090	818,597

		688,744,541	775,212,993

As of December 31, 2002 and 2001, the Group had arranged share price risk and interest rate risk macrohedges consisting of securities listed on the main international markets and long-term deposit transactions, respectively (Note 3-m).

The detail of the notional value of hedging and trading futures transactions as of December 31, 2002 and 2001, is as follows:

	NOTIONAL AMOUNT
	HEDGING	TRADING	TOTAL
	Thousands of Euros
Balances at December 31, 2002-
Interest rate and securities transactions	67,319,615	561,351,689	628,671,304
Swaps	28,110,825	433,413,666	461,524,491
Forward rate agreements	40,762	22,372,572	22,413,334
Options and futures	38,811,011	99,283,592	138,094,603
Unmatured financial asset purchase and sale transactions	357,017	6,281,859	6,638,876

Exchange rate transactions	17,713,727	42,359,510	60,073,237
Forward foreign currency purchase and sale transactions, currency futures and swaps	15,347,014	37,763,263	53,110,277
Foreign currency options	1,267,696	4,403,174	5,670,870
Other transactions	1,099,017	193,073	1,292,090

	85,033,342	603,711,199	688,744,541

Balances at December 31, 2001-
Interest rate and securities transactions	54,176,295	659,969,697	714,145,992
Swaps	39,659,881	427,592,827	467,252,708
Forward rate agreements	—	111,359,842	111,359,842
Options and futures	13,626,874	119,154,804	132,781,678
Unmatured financial asset purchase and sale transactions	889,540	1,862,224	2,751,764

Exchange rate transactions	11,586,284	49,480,717	61,067,001
Forward foreign currency purchase and sale transactions, currency futures and swaps	9,811,197	30,960,364	40,771,561
Foreign currency options	956,490	18,520,353	19,476,843
Other transactions	818,597	—	818,597

	65,762,579	709,450,414	775,212,993

Following is a breakdown, by balance sheet account hedged, of the notional balances of interest rate, securities and exchange rate hedging derivatives as of December 31, 2002 and 2001:

		NOTIONAL AMOUNT
B/S ACCOUNT HEDGED	AMOUNT	SWAPS	FORWARD RATE AGREEMENTS	OPTIONS AND FUTURES	OTHER
	Thousands of Euros
Balances at December 31, 2002-
Total net lending	3,665,079	2,081,217	—	650,638	933,223
Due from credit institutions	9,685,366	943,038	—	223,608	8,518,721
Securities portfolio	25,478,487	7,642,755	—	12,955,835	4,879,897
Deposits	10,280,687	7,892,260	—	2,388,417	10
Other assets and liabilities	35,923,723	9,551,555	40,762	24,120,036	2,211,370

	85,033,342	28,110,825	40,762	40,338,534	16,543,221

Balances at December 31, 2001-
Total net lending	3,786,157	2,680,866	—	886,849	218,442
Due from credit institutions	3,703,965	2,771,588	—	932,377	—
Securities portfolio	29,924,107	20,259,558	—	8,137,161	1,527,388
Deposits	11,061,791	5,326,252	—	958,439	4,777,100
Other assets and liabilities	17,286,559	8,621,617	—	3,797,752	4,867,190

	65,762,579	39,659,881	—	14,712,578	11,390,120

The market value of the trading futures transactions corresponding to the notional amounts of the underlying assets in the table above as of December 31, 2002 and 2001, is as follows:

	Thousands of Euros
	2002	2001
Interest rate and securities transactions
Swaps	(727,839)	(169,678)
Forward rate agreements	(5,827)	(13,733)
Options and futures	268,156	148,684
Unmatured financial asset purchase and sale transactions	(13,219)	9,532

	(478,729)	(25,195)

Exchange rate transactions
Forward foreign currency purchase and sale transactions, currency futures and swaps	(71,853)	(85,939)
Foreign currency options	(197)	16,552
Other transactions	—	—

	(72,050)	(69,387)

As of December 31, 2002 and 2001, the provisions covering unrealized losses on trading interest rate and securities futures transactions (Notes 3-m and 20) amounted to approximately €280,721 thousand and €168,229 thousand, respectively.

Off-balance-sheet managed funds

The detail of the off-balance-sheet funds managed by the Group as of December 31, 2002 and 2001, is as follows:

	2002	2001
	Thousands of Euros
Mutual funds	43,581,299	49,900,947
Pension funds	36,563,294	41,248,849
Assets managed	28,670,233	33,345,967

	108,814,826	124,495,763

(27)	TRANSACTIONS WITH PROPORTIONALLY CONSOLIDATED COMPANIES OR COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

Following is a detail of the major balances in the accompanying consolidated balance sheets of the Group as of December 31, 2002 and 2001, with proportionally consolidated companies and companies accounted for by the equity method (Note 2-c) at market prices:

	2002	2001
	Thousands of Euros
Assets:
Due from credit institutions	4,068	167,658
Total net lending	3,727,728	4,330,815
Debentures and other debt securities	—	39,006

	3,731,796	4,537,479
Liabilities:
Due to credit institutions	175,395	318,657
Deposits	1,964,815	1,651,894

	2,140,210	1,970,551

Memorandum accounts:
Contingent liabilities	1,345,629	1,078,841
Commitments and contingent liabilities	489,931	1,002,488

	1,835,560	2,081,329

Following is a detail of the financial revenues and financial expenses in the accompanying consolidated statements of income of the Group as of December 31, 2002, 2001 and 2000 with proportionally consolidated companies and companies accounted for by the equity method (Note 2-c) at market prices:

	2002	2001	2000
	Thousand of Euros
Statement of income:
Financial revenues	98,143	105,346	84,665
Financial expenses	(142,937)	(149,688)	(119,145)

There are no other material effects on the financial statements of the Group arising from transactions with these companies, other than the effects arising from valuing the investments in them by the equity method (Notes 2-c and 28-f) and from the insurance policies to cover pension and similar commitments (Note 3-j)

In addition, as part of its normal activity, the Group has entered into agreements and commitments of various types with shareholders of investors and associated companies, which have no material impacts on the financial statements.

(28) INCOME STATEMENT DISCLOSURES

Following is certain relevant information in connection with the accompanying consolidated statements of income:

A. GEOGRAPHICAL BREAKDOWN-

The following table shows the geographical breakdown of the main revenue balances in the accompanying consolidated statements of income, by country of location of the Bank branches and Group companies giving rise to them:

	2002	2001	2000
	Thousand of Euros
Financial revenues-
Spain	7,335,211	7,846,238	7,434,856
Other European countries	633,049	1,714,574	1,558,755
United States	63,872	2,777	96,056
Latin America	8,289,627	11,387,675	9,203,897
Rest of the world	911,150	656,840	1,031,264

	17,232,909	21,608,104	19,324,828

Income from equities portfolio-
Spain	329,903	459,450	373,367
Other European countries	1,709	2,140	2,837
United States	5	24	—
Latin America	25,848	32,569	8,018
Rest of the world	597	1,261	6

	358,062	495,444	384,228

Fees collected-
Spain	1,853,326	1,920,384	2,007,374
Other European countries	204,015	230,602	235,675
United States	22,997	71,556	6,895
Latin America	2,217,039	2,554,778	1,730,961
Rest of the world	33,616	56,297	50,756

	4,330,993	4,833,617	4,031,661

Market operations-
Spain	319,078	179,618	144,231
Other European countries	41,938	13,445	302,165
United States	(36)	8,853	1,574
Latin America	692,027	310,585	328,147
Rest of the world	(287,884)	(22,406)	2,508

	765,123	490,095	778,625

Other operating income-
Spain	4,179	14,936	25,832
Other European countries	8,039	3,263	1,430
United States	254	937	—
Latin America	21,132	31,001	57,385
Rest of the world	737	1,208	680

	34,341	51,345	85,327

B. BREAKDOWN BY TYPE OF TRANSACTION-

The detail, by type of transaction, of certain captions in the accompanying consolidated statements of income is as follows:

	2002	2001	2000
	Thousand of Euros
Financial revenues-
Bank of Spain and other central banks	352,169	457,707	425,342
Due from credit institutions	1,077,074	1,807,592	2,273,574
Fixed-income portfolio	4,820,640	7,283,233	6,048,422
Loans to public authorities	1,509,262	1,053,502	583,878
Loans to customers	9,446,574	10,891,783	9,909,210
Other revenues	27,190	114,287	84,402

	17,232,909	21,608,104	19,324,828

Financial expenses-
Due to Bank of Spain and other central banks	256,433	258,393	168,632
Due to credit institutions	2,463,730	3,516,840	3,862,596
Deposits	5,456,666	7,592,170	6,200,228
Bonds and other marketable debt securities	997,669	1,189,925	1,949,299
Subordinated debt (Note 21)	405,775	429,694	315,916
Cost allocable to the recorded pension provision (Note 20)	60,041	42,480	42,017
Other interest	143,191	249,944	175,730

	9,783,505	13,279,446	12,714,418

Fees collected-
Contingent liabilities	135,595	136,052	127,036
Collection and payment services	1,842,831	1,877,845	1,331,963
Securities services	1,899,437	2,272,090	2,170,615
Other transactions	453,130	547,630	402,047

	4,330,993	4,833,617	4,031,661

Fees paid-
Ceded to other entities and correspondents	472,780	570,968	485,726
Brokerage on asset and liability transactions	15,394	19,383	16,426
Other fees	174,438	205,643	159,947

	662,612	795,994	662,099

Market operations-
Sales and futures transactions on fixed-income securities and on interest rates (Notes 3-m and 26)	566,453	115,749	32,304
Sales and futures transactions on equity securities and other assets (Notes 10 and 26)	(30,685)	47,173	440,268
Writedowns of securities and other	(194,355)	(2,759)	(26,427)
Exchange differences (Note 3-b)	423,710	329,932	332,480

	765,123	490,095	778,625

C. GENERAL ADMINISTRATIVE EXPENSES—PERSONNEL COSTS-

The detail of the balances of this caption in the accompanying consolidated statements of income is as follows:

	2002	2001	2000
	Thousand of Euros
Wages and salaries	2,743,819	3,211,099	2,854,086
Social security costs	491,736	529,979	490,414
Net charge to in-house pension provisions (Notes 3-j and 20)	39,067	32,203	24,539
Contributions to external pension funds (Note 3-j)	93,557	90,272	85,067
Other expenses	329,249	379,821	320,159

	3,697,428	4,243,374	3,774,265

The average total number of employees in the Group in 2002 and 2001, by category, was as follows:

	Number of Employees
	2002	2001
Spanish banks-
Senior management	166	172
Supervisors	20,746	20,222
Clerical staff	10,646	11,593
Central services personnel	133	174
Abroad	676	678

	32,367	32,839
Companies abroad	63,078	69,383
Other nonbanking companies	537	499

	95,982	102,721

D. DIRECTORS’ COMPENSATION AND OTHER BENEFITS-

In 2002, 2001 and 2000 the members of the Board of Directors earned €4,693 thousand, €1,785 thousand, and €1,659 thousand, respectively, of fixed compensation, and €2,006 thousand, €7,567 thousand, and €7,302 thousand respectively, of attendance fees and variable compensation. Also, Bank executive directors earned in this capacity €2,428 thousand, €3,354 thousand and €3,330 thousand, respectively, of fixed compensation and €8,419 thousand, €7,771 thousand and €3,179 thousand, respectively, of variable compensation in those years.

As of December 31, 2002, 2001 and 2000 the accrued pension commitments to Bank executive directors amounted to €36,376 thousand, €25,395 thousand and €27,698 thousand, respectively, of which €8,689 thousand, €7,374 thousand and €17,958 were recorded with a charge to 2002, 2001 and 2000 income, respectively. The net charges to directors’ pension provisions amounted to €180 thousand, €1,358 thousand and €1,238, respectively, in those years. Also, the provisions recorded in 2002 and 2001 to cover pension commitments to current members of the Board of Directors amounted to €604 thousand and €1,358 thousand, respectively.

As a result of the loans granted to Bank executive directors under a resolution adopted by the Shareholders’ Meeting on April 17, 2000, the amounts of which were used to acquire BBVA shares in the market, the cost of coverage for the Bank amounted to €956 thousand in 2001. In year 2002 this loans have been cancelled.

E. OTHER ADMINISTRATIVE EXPENSES-

The breakdown of the balances of this caption in the accompanying consolidated statements of income is as follows:

	2002	2001	2000
	Thousands of Euros
Technology and systems	390,541	483,394	356,052
Communications	260,899	336,993	303,343
Advertising	157,891	183,429	181,500
Buildings and fixtures	370,082	458,308	416,189
Taxes other than income tax	165,957	227,549	179,354
Other expenses	728,927	791,713	726,377

	2,074,297	2,481,386	2,162,815

Included in the “Other Expenses” balance are the fees paid by the Group companies to their respective auditors, which amounted to €15,879 thousand in 2002. Of the 2002 total, €5,784 thousand were incurred in company annual audits performed by firms belonging to the Deloitte & Touche world organization and €2,453 thousand were incurred to other audit firms.

In 2002 the Group engaged these firms to perform non-attest services, the detail of which is as follows:

-	Services provided by other audit firms: €3,780 thousand.

-	Services provided by Deloitte & Touche: €3,862 thousand. In 2002 a business line which has subsequently left the organization was engaged by the Group, to provide certain services the fees for which were included in the foregoing figure and amounted to €2,688 thousand.

F. NET INCOME FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD-

The breakdown, by company, of the net balances of this caption in the accompanying consolidated statements of income is as follows:

	2002	2001	2000
	Thousand of Euros
Share in income and losses of companies accounted for by the equity method, net-
Share in income before taxes of nonconsolidated Group companies (Note 12):
BBVA Seguros, S.A.	145,910	135,769	114,553
BBVA Desarrollos Inmobiliarios, S.L.	(5,916)	12,387	33,753
Seguros Bancomer, S.A. de C.V.	44,323	33,741	6,208
Unitaria Inmobiliaria, S.A.	13,880	18,072	18,115
BBVA Seguros Ganadero Cía. de Seguros, S.A.	1,847	(18,145)	(15,133)
BBVA Seguros Ganadero Cía. de Seguros de Vida, S.A.	1,246	(15,278)	—
Fianzas Probursa, S.A. de C.V.	(2,561)	(9,352)	216
Pensiones Bancomer, S.A. de C.V.	19,669	15,488	841
Other companies, net	35,203	56,105	59,765

	253,601	228,787	218,318

Share in net income of associated companies (Note 11):	21,995	543,038	638,731

Less-
Correction for payment of dividends-
Final or prior years’ dividends	(111,461)	(171,192)	(157,423)
Interim dividends paid out of income for the year	(130,891)	(207,962)	(110,995)

	(242,352)	(379,154)	(268,418)

	33,244	392,671	588,631

G. EXTRAORDINARY INCOME/LOSSES-

The breakdown of the net balances of these captions in the accompanying consolidated statements of income is as follows:

	2002	2001	2000
	Thousand of Euros
Net special provisions (Notes 14 and 20)	(647,284)	(308,139)	(326,308)
Other losses arising from pension commitments (Notes 3-j and 20)	(192,846)	(86,336)	(92,412)
Other income arising from adjustment of deferred contributions (Note 3-j)	3,878	—	—
Additional contributions in capital stock issues	—	—	(102,346)
Merger expenses	—	(44,325)	(159,797)
Gains on disposal of property and equipment and long-term financial investments (Notes 10 and 14)	99,646	252,551	306,558
Recovery of interest earned in prior years	73,864	271,856	117,197
Adjustment of earnings due to currency redenomination (Note 3-b)	4,431	69,279	75,908
Net charge to the specific provision for Argentina (Note 3-o)	263,084	(617,636)	—
Period exchange differences on structural positions (Note 3-b)	—	—	(182,654)
Net charge to the theoretical goodwill relating to Bradesco (Note 4)	(34,719)	—	—
Other extraordinary income (losses), net	(2,635)	(263,520)	(387,409)

	(432,581)	(726,270)	(751,263)

Merger expenses-

It was resolved to distribute to Group employees a total of 4,377,864 shares, half in 2000 and the other half in 2001. The cost of the shares delivered in 2000 amounted to €33,374 thousand and the provision for the 2001 delivery, based on the current share price, amounts to a further €34,805 thousand, and both these amounts were charged to 2000 income.

Finally, the foregoing detail of the “Merger Expenses” caption also includes other merger expenses, most notably the accelerated depreciation of nonrecoverable equipment and installations in closed branches and the accelerated amortization of computer software which will not be used due to unification of systems.

(29) CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

The 2002, 2001 and 2000 consolidated statements of changes in financial position are as follows:

	2002	2001	2000
	Thousand of Euros
APPLICATION OF FUNDS
Dividends paid	1,252,870	1,100,240	926,478
Inclusion of companies on the Group (Note 4)	—	—	2,302,543
External capital contributions
Capital reduction (Note 23)	—	—	87,916
Purchase of own shares, net	21,990	3,407	—
Minority interest	715,330	1,025,062	197,913
Subordinated debt (Note 21)	505,594	474,849	563,245
Total net lending	—	15,218,935	70,073,354
Fixed-income securities	—	9,423,564	45,598,368
Equity securities	—	656,853	1,817,016
Marketable securities	—	1,084,011	—
Deposits	19,939,069	—	—
Financing, net of investment, at credit institutions	5,540,828	—	—
Acquisition of long-term investments-
Purchase of investments in Group and associated companies (Notes 11 and 12)	2,316,991	2,718,113	2,027,046
Additions to property and equipment and intangible assets	999,147	2,824,121	1,944,701
Other asset items less liability items	3,403,194	—	3,650,311

TOTAL FUNDS APPLIED	34,695,013	34,529,155	129,188,891

SOURCE OF FUNDS
From operations-
Net income	1,719,129	1,843,070	1,973,580
Add-
- Depreciation and amortization expense	1,439,666	2,161,929	1,575,781
- Net provision for asset writedown and to other special provisions	2,646,688	2,490,035	2,214,081
- Losses on sales of treasury stock, investments and fixed assets	309,651	258,434	45,406
- Minority interests	746,919	645,223	681,800
- Income of companies accounted for by the equity method, net of taxes	49,151	—	—
Less-
- Losses of companies accounted for by the equity method, net of taxes	—	(305,290)	(511,912)
- Gains on sales of treasury stock, investments and fixed assets	(770,292)	(1,295,853)	(1,526,030)

	6,140,912	5,797,548	4,452,706
Funds arising from merger	—	—	3,259,523
External capital contributions
Capital increase (Note 23)	—	—	3,614,270
Sale of treasury stock, net (Note 23)	—	—	340,215
Minority interest, net	714,451	260,484	—
Subordinated debt (Note 21)	—	3,253,057	1,250,003
Financing, net of investment, at credit institutions	—	6,404,308	26,730,037
Deposits	—	12,353,241	56,417,751
Total net lending	8,554,159	—	—
Fixed-income securities	13,031,268	—	—
Equity securities	504,413	—	—
Marketable securities	2,147,598	—	28,611,128
Sale of long-term investments-
Sale of investments in Group and associated companies (Notes 11 and 12)	2,879,384	3,603,288	2,788,257
Sale of property and equipment and intangible assets	722,828	2,531,180	1,725,001
Other asset items less liability items	—	326,049	—

TOTAL FUNDS OBTAINED	34,695,013	34,529,155	129,188,891

(30) OTHER INFORMATION

On March 22, 2002, BBVA notified the supervisory authorities of the stock markets on which its shares are listed that the Bank of Spain had commenced a proceeding against BBVA and 16 of its former directors and executives. These proceedings arose as a result of the existence of funds belonging to BBV that were not included in the entity’s financial statements until they were voluntarily regularized by being recorded in the 2000 consolidated statement of income as extraordinary income, for which the related corporate income tax was recorded and paid. These funds totaled Ptas. 37,343 million (approximately €225 million) and arose basically from the gains on the sale of shares of Banco de Vizcaya, S.A. and Banco Bilbao Vizcaya, S.A. from 1987 to 1992, and on the purchase and sale by BBV of shares of Argentaria, Caja Postal and Banco Hipotecario, S.A. in 1997 and 1998.

After dissolving the legal vehicles where the unrecorded funds were located and including the funds in its accounting records, BBVA notified the Bank of Spain of these matters on January 19, 2001. The Bank of Spain’s supervisory services commenced an investigation into the origin of the funds, their use and the persons involved, the findings of which were included in the supervisory services’ report dated March 11, 2002. On March 15, 2002, the Bank of Spain notified the Bank of the commencement of a proceeding relating to these events.

On April 9, 2002, the Central Examining Court Number 5 of the National Appellate Court ordered that these events be investigated in preliminary proceedings which are being conducted at the Court. Also, it required the Bank of Spain to stay the conduct of its proceeding until the criminal liability that may arise as a result of these events, if any, is determined.

On May 22, 2002, the Council of the Spanish National Securities Market Commission (CNMV) commenced a proceeding against BBVA, S.A. for possible contravention of the Securities Market Law (under Article 99 ñ) thereof owing to the same events as those which gave rise to the Bank of Spain’s proceeding and the legal proceedings. On January 7, 2003, the CNMV stated that the proceeding was stayed until the final court decision on the criminal proceedings is handed down.

As of the date of preparation of these financial statements, none of the persons party to the proceedings or accused of the events referred to above is a member of the Board of Directors or the Management Committee or holds executive office at BBVA. Although the stayed proceedings, in which charges have not yet been brought, and the preliminary proceedings are at a very early stage, in view of the events and the surrounding circumstances, the Group’s legal advisers do not expect them to have a material effect on the Bank.

(31) ENVIRONMENTAL INFORMATION

As of December 31, 2002 and 2001, there were no items in the accompanying consolidated financial statements of the Group that should be included in the separate environmental information document envisaged in the Ministry of Economy Order dated October 8, 2001.

(32) RECENT DEVELOPMENTS AND DIFFERENCES BETWEEN SPANISH AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES.

(32.1) SUBSEQUENT EVENTS

The following significant events affecting BBVA occurred subsequent to 2002 year-end:

Shareholders’ Meeting

The Shareholders’ Meeting held on March 1, 2003 approved, among other agreements, the following:

-	BBVA’s annual report for the year 2002.
-	Approval of the total dividend of €1,112,157 thousand.
-	Cancellation of the agreement of the Shareholders’ Meeting held on March 9, 2002 under item 2 of its agenda which authorized the Board of Directors to increase the capital stock. Additionally it was agreed to authorize the Board of Directors to increase the capital stock with a maximum amount of €782,983,750 within the term of one year from the Shareholders’ Meeting.
-	Cancellation of the agreement of Shareholders’ Meeting held on March 9, 2002 under items 6 and 7 of its agenda which authorized the Board of Directors to issue convertible and/or exchangeable bonds. Additionally, it was agreed to authorize the Board of Directors for a five-year period to issue until a maximum amount of €6,000,000,000 convertible and/or exchangeable bonds with the bank’s shares approving the rules for their placement and delegating their implementation to the Board of Directors; as of the date of this document, no issue has been made under this authorisation.
-	Amendments of Articles: 31, “Adopting of resolutions”, 34 “Number and election of members of the Board” and 48 concerning Board of Director’s Committee in order to adapt BBVA’s by-laws to Law 44/2002, know as Spanish Finance Law. As of the date of this document these amendments are pending of authorisation and registration.
-	Approval of the appointment of Mr. Román Knör Borrás, Mr. Ricardo Lacasa Suarez, Mrs. Susana Rodriguez Vidarte and Mr. Richard C. Breeden as members of the Board of Directors.
-	Reelection of auditors for fiscal year 2003.

Sale of BBV Brasil, S.A.

On January 13, 2003, BBVA agreed to sell its Brazilian affiliate, BBV Brasil, S.A., to Banco Bradesco, S.A. On June 9, 2003, once the pertinent Due Diligence had been concluded, all the authorizations from the regulatory authorities have been obtained and the corresponding company bodies have approved it, BBVA proceeded to execute the agreement with Banco Bradesco, S.A., which was already announced on January 13, 2003. The final terms of the agreement were: 1) BBVA has transferred all its BBV Brasil, S.A. shares to Banco Bradesco, S.A.; 2) In return for these shares, BBVA has received 35,481,460,311 newly-issued ordinary shares and 34,948,501,563 newly-issued preferred shares in Banco Bradesco, S.A. totalling 4.44 % of its share capital as well as an additional amount in cash (1,864 million of Brazilian reais), for a total consideration for this transaction of 2,626 million of Brazilian reais equivalent to USD 900 million, approximately.

Sale of Crédit Lyonnais

On June 5, 2003 BBVA agreed to sell its holding in Crédit Lyonnais in exchange for €482 million in cash, representing 67% of consideration, and 16.2 million shares of Crédit Agricole, S.A. representing the remaining 33% of consideration. This agreement is the consequence of the acceptance of the public takeover offer presented by Credit Agricole, S.A. and SACAM Development regarding the share capital of Credit Lyonnais as described in Note 11.

Immediately, BBVA reached an agreement with Lehman Brothers as sole insuring entity, for the placement amongst institutional investors, at a price of €16.90 per share, of the 16.2 million shares of Credit Agricole, S.A.

Following the execution of this agreement, BBVA will obtain, as a result of the divestment in Credit Lyonnais, total capital gains of approximately €349 million.

BBVA Group—Agreement with Terra Networks

BBVA, S.A. and Terra Networks, S.A., holders of the 51% and 49% of the share capital of Uno-e Bank, S.A., respectively, in an Extraordinary general Shareholders´ Meeting held on April 23, 2003, have unanimously approved (subject to the required approval by Banco de España) an increase of capital in Uno-e Bank, S.A. to be wholly subscribed by Finanzia Banco de Crédito, S.A. (a wholly owned subsidiary of BBVA), through the contribution of its Consumer’s Lending Business. Finanzia Banco de Crédito, S.A. has also held in the same day an Extraordinary General Shareholders´ Meeting approving the mentioned contribution and subscription of the increase of capital.

The above mentioned increase of capital integrates the Consumer’s Lending Business in Unoe Bank, S.A. and as a result of the referred capital increase, BBVA Group and TERRA will hold stakes in Uno-e Bank S.A. share capital of 67% and 33%, respectively.

BBVA has entered into an agreement with Terra Networks which gives Terra Networks a liquidity mechanism (which is subject to adjustment upon completion of the agreed merger between Uno-e Bank and Finanzia) over its shares in the merger entity, that replaces the liquidity mechanism signed on May 15, 2002. Terra Networks has the right to sell its stake to BBVA between April 1, 2005 and September 30, 2007 at a price equal to the higher of (i) the market value of the securities as determined by an investment bank, and (ii) the sum obtained from multiplying (a) the after-tax profits of Uno-e Bank, by (b) BBVA´s price / earnings ratio, by (c) Terra Network’s percentage holdings in Uno-e Bank that it intends to sell. However, in no event can the sale price under (i) or (ii) above be less than € 148.5 million if Uno-e Bank does not achieve certain net ordinary revenue and pre-tax income targets.

(32.2) DIFFERENCES BETWEEN SPANISH AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES.

As described in Note 2, the accompanying consolidated financial statements of the BBVA Group are presented in the formats stipulated by Bank of Spain circulars and were prepared by applying the generally accepted accounting principles for banks in Spain (“Spanish GAAP”), largely dictated by Bank of Spain. Such formats and accounting principles vary in certain respects from those generally accepted in the United States (“U.S. GAAP”). Following is a summary of the main differences between Spanish and U.S. generally accepted accounting principles:

• Significant valuation and income recognition principles under Spanish and U.S. GAAP	A
• Net income and Stockholders’ Equity reconciliation between Spanish and U.S. GAAP	B
• Consolidated Financial Statements	C
• Additional information required by U.S. GAAP	D

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimated but any difference should not be material.

(32.2.A) SIGNIFICANT VALUATION AND INCOME RECOGNITION PRINCIPLES UNDER SPANISH AND U.S. GAAP

Following is a description of the most significant valuation and income recognition principles under Spanish and U.S. GAAP applicable to the financial statements of the Banco Bilbao Vizcaya Argentaria Group:

SPANISH GAAP	U.S. GAAP
Consolidation procedures
(See Notes 2-c and 4)
Consolidation includes all the companies that are directly or indirectly more than 50% owned by the Bank or, if less than 50% owned, are effectively controlled by the Bank, whose business activities do not differ from those of the Bank, and which constitute, together with it, a single decision-making unit.	Generally, consolidation is required for, and is limited to, all investments which are directly or indirectly controlled by the investor. Even when 50% of the voting interests are not owned, consolidation is appropriate if by contract, lease or agreement the investor has control over the venture.

Deferred charges
(See Note 3-f)
Capital increase expenses are amortized over a five-year period.	These expenses are classified as a reduction of Stockholders’ Equity when incurred.

Start up activities expenses are amortized over a five-year period.	These expenses are accounted for as non-interest expenses.

Treasury stock
(See Notes 3-i and 23)
Gains or losses on transactions with Bank shares owned by dependent companies are accounted for as extraordinary results.	The results of transactions in parent company shares (treasury stock) are accounted for in “Additional paid-in capital” and have no effect on the income statement.

Loans granted to shareholders and employees for the acquisition of treasury stock are recorded in the consolidated balance sheets under Loans and Leases.	Loans granted to shareholders and employees for the acquisition of parent company stock are recorded as a reduction of Stockholders’ Equity.

Income taxes
(See Notes 3-l and 25)
The tax expense for corporate income tax is calculated on the basis of book income before taxes, increased or decreased by permanent differences.	Income tax expense is comprised of two components: current tax payable or refundable and deferred tax expenses or benefits. Deferred taxes are computed with respect to all differences between reported earnings and taxable earnings that are attributable to differences in the timing of expected revenue recognition or expense deductibility.

Deferred tax assets and liabilities are recorded in respect of timing differences that are expected to result in a taxation asset or liability in a period of less than ten years.	With limited exceptions, deferred tax assets and liabilities must be recognized regardless of when the timing difference is likely to reverse. A valuation allowance is recorded against deferred tax assets when it is more likely than not that the future tax benefit will not be realized.

SPANISH GAAP	U.S. GAAP

Foreign currency translation
(See Note 3-b)
A functional currency approach is used in identifying the consolidated impact of foreign currency transactions. The functional currency is generally the reporting currency of the operating unit. Transactions of individual reporting units in currencies other than the identified functional currency are first translated into the functional currency with resulting net gains or losses reported as a component of current period earnings.	A functional currency approach is used in identifying the consolidated impact of foreign currency transactions. The functional currency is generally the reporting currency of the operating unit. Transactions of individual reporting units in currencies other than the identified functional currency are first translated into the functional currency with resulting net gains or losses reported as a component of current period earnings.

For purpose of translating assets and liabilities, the exchange rate at the balance sheet date is used. Revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Gains and losses offset by qualifying hedge transactions are reported consistently with the underlying currency transaction.	For purpose of translating assets and liabilities, the exchange rate at the balance sheet date is used. Revenues, expenses, gains, and losses are translated using a weighted average exchange rate for the period. Gains and losses offset by qualifying hedge transactions are reported consistently with the underlying currency transaction.
For purpose of consolidation, net translation gains and losses resulting from translation of the financial statements of operating units with functional currencies different from the parent, are recorded as a component of reserves.	For purpose of consolidation net translation gains and losses resulting from translation of the financial statements of operating units with functional currencies different from the parent, are recorded as a component of accumulated other comprehensive income.

Adjustments to income statement allowed under local accounting regulations in high-inflation countries are registered as extraordinary results.	The financial statements of operating units in a highly inflationary economy are remeasured as if the functional currency of the operating unit were the same as that of the parent reporting currency. For the purposes of this requirement, a highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3-year period.

Allowance for loan losses
(See Notes 2-f, 3-c, 7, 8 and 9) -

Banks are required to provide an allowance for loan losses, which is not less than prescribed reserve ratios applied against regulatorially defined stratification of the loan portfolio. Based on judgmental assessments of credit issues banks may provide increases to this minimum allowance. Pursuant to Bank of Spain regulations, an allowance must be recorded based on the time elapsed since a loan is past due and for those loans for which collection is considered to be doubtful.

A generic allowance covering 1% of total loans, guarantees, private sector debt securities and contingent liabilities must also be made. This allowance is limited to 0.5% for fully secured mortgage loans.

Additionally, a Country Risk allowance must be recorded to cover transfer risk arising from outstandings to borrowers in countries falling into certain risk categories established, including intra-group transactions.

Finally, Bank of Spain requires an allowance for the statistical coverage of credit losses. The amount of this allowance depends on calculations made using different coefficients for each category of the loan portfolio and on the net charges to income statement related to other loan losses.

The allowance for loan losses represents a reserve that is adequate to cover reasonably probable loan losses incurred as of a reporting date. The reserve estimation process is judgmental and includes consideration of identified losses as well as losses reasonably probable to exist based on judgmental assessment of historical trends, credit concentrations and other factors. For loans identified as impaired the allowance must at a minimum be adequate to cover the difference between the carrying amount of the loan and one of the following:

- The present value of the expected future cash flows, discounted at the loan’s effective interest rate,

- The loan’s observable market price, or

- The fair value of the collateral if the loan is collateral dependent.

SPANISH GAAP	U.S. GAAP
Investment securities
(See Notes 6, 9 and 10)
Debt securities are classified as trading, ordinary investment or held-to-maturity securities, depending on the intent of the investment.	Debt securities are classified as trading, available-for-sale or held-to-maturity securities, depending on the intent of the investment.
Equity investments in listed companies owned less than 3% and non-listed companies owned less than 20% are classified as trading, ordinary investment or permanent investment securities, depending on the intent of the investment.	Equity investments in companies owned less than 20% with readily determinable fair values are classified as trading or available-for-sale, depending on the intent of the investment.

Trading securities are stated at market value, and differences between market value and book value are reported in the statement of income.	Trading securities are stated at market value, and differences between market value and book value are reported in the statement of income.
Ordinary investment securities are measured at lower of cost adjusted for any premium or discount generated when the security was purchased (adjusted acquisition price) or market price, with unrealized losses reported in an accrual account or provisioned in the statement of income if deemed to be permanent creating a specific allowance. Releases from this allowance arise when unrealized losses disappear. Unrealized gains aren’t registered.	Available-for-sale securities are measured at fair value and unrealized gains and losses, including the effect of hedges, are reported as a net amount within Accumulated Other Comprehensive Income.

Held-to-maturity and permanent investment securities are stated at acquisition price adjusted by the amount resulting from accrual by the interest method of the positive or negative difference between the redemption value and the acquisition cost over the term to maturity of the security.	Held-to-maturity securities are stated at adjusted acquisition price.
Non-marketable equity investments of 20% or less are accounted for under the cost method. Carrying values of individual non-marketable equity securities are reduced through write-downs to reflect other-than-temporary impairments in value.
The basis on which cost is determined in computing realized gains or losses is the average amortized cost method.	The basis on which cost is determined in computing realized gains or losses is the average amortized cost method.

Premises and equipment
(See Notes 3-h, 14 and 24)
Premises and equipment are stated at revalued cost, net of the related accumulated depreciation. Revaluation is permitted only pursuant to relevant legislation.	Premises and equipment are stated at cost after subtracting accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the asset. No revaluation is permitted
Depreciation is computed on the restated value using the straight-line method over the estimated useful life of the asset. The amount of depreciation and amortization charged to income is deductible for corporate income tax purposes. In addition, gains or losses on sales of the asset are determined as the difference between the selling price and the net restated value.

Fixed assets acquired and certain of those leased from both related and third parties through 1985, following the provisions of Spanish Royal Decree-Law 2/1985, were depreciated on an accelerated useful lives basis.

SPANISH GAAP	U.S. GAAP
Business combinations, goodwill and intangible assets.
(See Notes 3-g and 13)
There are no specific guidelines in accounting for business combinations.	From July 1, 2001, all business combinations must be accounted for using the purchase method.

It should be accounted as pooling of interest when there it implies a deep managerial and economical reorganization, and when the difference in net value of both entities is not significant. Otherwise, it should be recorded as an acquisition.	Purchase accounting: the valuation was based on fair values of the net assets as of the time of the acquisition. The differences between the fair value of the net assets and the consideration paid represent goodwill. Income of the acquired company was reflected only from the acquisition date onwards.

Generally, valuation of acquisitions is based on the book value of the net assets acquired. The difference between net assets and consideration paid is assigned, where appropriate, to those assets and liabilities whose fair value differs from their book value. Any difference remaining after this imputation is classified as goodwill. Income of the acquired company is reflected only from the acquisition date onwards

Goodwill will be no longer amortized, but instead it is subject to an impairment test at least annually.

For the purpose of testing goodwill for impairment, all goodwill acquired in a business combination shall be assigned to one or more reporting units as of the acquisition date.

Positive goodwill is amortized over the period estimated to be benefited not exceeding 20 years (reasons for periods in excess of five years should be explained in notes to the financial statements). Under special circumstances, and with the authorization of the Bank of Spain, goodwill may be charged-off against reserves.

Intangible assets must be recognized as assets apart from goodwill.

Intangible assets that have indefinite useful lives are not amortized but rather are tested at least annually for impairment. Intangible assets that have finite useful lives are amortized over their useful lives.

All intangible assets shall be amortized. The amortization period differ for each intangible asset class.

Pension plan and early retirements
(See Notes 2-f, 2-h, 3-j y 20)
Pension commitments, since year 2000, are covered either by insurance contracts or external pension funds. All interest and actuarial risks have been transferred to the insurance company or the pension fund together with the plan assets, which are higher than pension liabilities.	U.S. Financial Accounting Standard No. 87 provides detail guidance regarding the accounting for pension liability and cost. This guidance requires the recording of the excess of a defined actuarial valuation of the present value of post retirement benefits over the adjusted fair value of plan assets maintained in an external fund.

Changes in pension liability due to amendment of the plans, are treated as prior service costs. Such differences are amortized over a maximum period of 15 years, that is always lower than the average remaining service period of active employees. These amounts are fully funded as of December, 31 2002.	Changes in pension liability or asset values resulting from experience different from actuarial estimates are treated as actuarial gains and losses. Changes in pension liabilities due to amendment of pension plans are treated as prior service cost. Such gains and losses and prior service cost may be amortized, by the straight-line method over a period not exceeding the average remaining service period of active employees, or by charges to income in the period incurred.

As a consequence, neither assets (apart from the prior service costs) nor liabilities are recorded in the balance as of December 31, 2002.	Amounts recognized as expense may differ from amounts funded in the same year. The accrual of pension expense is intended to effectively match the full cost of the expected pension benefits to the period of employee service.
The Group charges into the income statement, the amortization of the prior service costs and the contributions and insurance payments corresponding to the cost of the service of the employees in the current year.	Early retirement costs are charged against income when they are earned.
Exceptionally and, when the Bank of Spain deems it appropriate, pension and early retirement costs may be provided for with a charge to reserves.

SPANISH GAAP	U.S. GAAP
Derivative instruments and hedging activities
(See Notes 3-m and 26)
These instruments are registered in off-balance sheet accounts.

All derivatives are recognized either as assets or as liabilities on the Balance Sheet and measured at their fair value.

Embedded derivative instruments—implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument—need to be bifurcated from the host contract and accounted for as a derivative instrument.

The accounting of profits or losses from these instruments depends on its designation as part of a hedging relationship.	The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation.

Transactions aimed at eliminating or significantly reducing interest, foreign exchange or equity risks of specific assets or liabilities, or other operations, are designated as hedging transactions (specific hedges).

Besides, transactions used to hedge global interest or equity risk exposure arising on its management of correlated assets, liabilities and future transactions, are designated as hedging transactions (macro hedges). In addition it is required that they are under the control of a conservative, consistent and integrated system that measures, controls and manages the risk and the results of the operations involved.

For a derivative to be designed as a hedging instrument some explicit conditions must be met, among others the hedge should be documented, identifying the risk to hedge and how effectiveness is being assessed. Also there are some specific elements that could not be eligible to be part of an accounting hedging relationship.
Non-hedging transactions arranged on organized markets are valued at market price, and market price fluctuations are recorded in full in the consolidated statements of income.	For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change.
A hedging derivative may be specifically designated as:

The gains or losses arising from trading transactions arranged outside organized markets are not recognized in income until they are effectively settled. However, provisions are recorded with a charge to income for unrealized net losses. These provisions are calculated independently for each risk (interest rate, equity price and currency), by grouping them by currency, then netting unrealized profits and losses for each group, and then adding only the net losses of each group.

The gains or losses arising from hedging transactions are accrued symmetrically to the revenues or expenses arising from the hedged items, with a balancing entry under “Other Assets” or “Other Liabilities” in the consolidated balance sheets.

(a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, and its gains or losses are recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged.

(b) a hedge of the exposure to variable cash flows of a forecasted transaction. In this case the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

(c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The gain or loss of these derivatives is reported in other comprehensive income (outside earnings) as part of the cumulative translation adjustment. This amount shall be subsequently reclassified into earnings when the hedged operation affects earnings.

Investments in affiliated companies
(See Note 11)
Investments in listed affiliated companies owned over 3% and in unlisted affiliated companies owned over 20% are generally accounted for by the equity method.

Investments in affiliated companies which enable the investor to exercise significant influence over the investee are accounted for by the equity method. An investment over 20% but less than 50% should lead to a presumption of significant influence.

(32.2.B) NET INCOME AND STOCKHOLDERS’ EQUITY RECONCILIATION BETWEEN SPANISH AND U.S. GAAP.

Accounting practices used by the Bank in preparing the consolidated financial statements conform with Spanish GAAP, but do not conform with U.S. GAAP. A summarized reconciliation of stockholders’ equity as of December 31, 2002 and 2001 and net income for the years 2002, 2001 and 2000 to U.S. GAAP is set forth below.

The following tables set forth the adjustments to consolidated net income and to consolidated stockholders’ equity which would be required if U.S. GAAP had been applied to the accompanying consolidated financial statements:

	Item	Increase (Decrease) Year Ended December 31,
	#	2002	2001	2000(*)
		(Thousands of Euros, except per share data)
NET INCOME
As reported in the annual report to stockholders		1,719,129	2,363,336	2,232,087
Reversal of extraordinary amortization of goodwill		—	(520,266)	(258,507)
As reported under Spanish GAAP in the accompanying consolidated statements of income		1,719,129	1,843,070	1,973,580
Adjustments to conform to U.S. GAAP:
Business Combination with Argentaria—
Approximate Argentaria´s Net Income in accordance with US GAAP as of January 28, 2000	1	—	—	(64,230)
Amortization of surplus allocated to specific assets and liabilities	1	(154,690)	(164,930)	(133,788)
Amortization of remaining Goodwill Merger Argentaria	1	—	(231,029)	(211,779)
Elimination of over-depreciation relating to restated fixed assets, recognition of additional profits on the sale and disposal of restated items and elimination of the inflation adjustment in non highly inflationary countries	2	81,475	44,913	(7,699)
Effect of following the equity method of accounting for investments in affiliated companies	3	(49,182)	(61,622)	(222,969)
Pension plan cost, early retirements and termination indemnities	4	(514,230)	(782,295)	(754,854)
Accounting of goodwill	5	203,229	(391,210)	120,575
Gains on transactions with parent company shares and stock options owned by subsidiaries accounted for as income for the year	6	24,585	(13,865)	(109,030)
Capital increase to hedge commitments to the employees	7	—	—	102,346
Effect of recording the allowance for probable loan losses	8	221,616	196,199	129,026
Structural foreign currency positions	9	—	—	320,772
Valuation of investment securities	11	415,246	40,563	350,150
Intangible assets	12	35,078	(6,518)	(20,327)
Derivative instruments and hedging activities (SFAS 133)	13	(126,660)	11,219	—
Other Adjustments	—	4,251	—	55,059
Tax effect of above mentioned adjustments	14	(22,714)	182,579	19,981
Effect of following SFAS 109 in the accounting for income taxes for each year	14	8,613	13,037	(2,554)

Net income in accordance with U.S. GAAP as reported in BBVA´s group annual report on Form 20-F for the year 2000		—	—	1,544,259
Restatement for the year 2000
Unreported funds	15	—	—	(131,100)

Net income in accordance with U.S. GAAP		1,845,746	680,111	1,413,159

Other comprehensive income, net of tax:
Foreign currency translation adjustments		(1,864,977)	(593,860)	413,280
Unrealized gains on securities:
Unrealized holding gains (losses) arising during period, net of tax		(969,526)	(234,316)	(1,313,549)
Reclassification adjustment, net of tax		(393,139)	(516,432)	(1,107,569)

		(1,362,665)	(750,748)	(2,421,118)
Derivative instruments and hedging activities		72,039	12,790	—

Comprehensive income (losses) in accordance with U.S. GAAP	16	(1,309,857)	(651,707)	(594,679)

Net income per share as reported in BBVA´s group annual report on Form 20-F for the year 2000 (Euros)	17	—	—	0.508
Net income per share (after restatement for the year 2000) (Euros)	17	0.577	0.213	0.465

(*)	As restated, see Note 32-2-B-15.

	Item	Increase (Decrease) December 31,
	#	2002	2001
		Thousands of Euros
STOCKHOLDERS’ EQUITY
As reported under Spanish GAAP in the accompanying consolidated balance sheets (Note 2-d)		12,602,440	13,723,476

Adjustments to conform to U.S. GAAP:
Business Combination with Argentaria Purchase Argentaria Effect	1	5,677,933	5,733,539
Reversal of the net effect of the restatement of fixed assets and equity securities and elimination of the inflation adjustments	2	(524,511)	(536,041)
Effect of adjustments to conform to U.S. GAAP for investments in affiliated companies	3	(247,314)	(468,658)
Pension plan cost, early retirements and termination indemnities	4	183,632	203,173
Accounting of goodwill	5	(131,575)	417,164
(Gains) losses on transactions with parent company shares and stock options owned by subsidiaries accounted for as income for the year	6	26,752	99,472
Allowance for loan losses	8	675,966	459,341
Reduction for employee loans issued to purchase shares of capital Stock	10	(2,479)	(90,789)
Valuation of investment securities	11	1,077,241	2,649,798
Intangible assets	12	(121,370)	(176,727)
Derivative instruments and hedging activities (SFAS 133)	13	15,067	30,897
Tax effect of above mentioned adjustments	14	(268,278)	(749,973)
Effect of following SFAS 109	14	(59,968)	(68,581)
Other Adjustments	-	4,251	—

Stockholders’ equity in accordance with U.S. GAAP		18,907,787	21,226,091

The differences included in the tables above are explained in the following items:

1. Business Combination with Argentaria-

As described in Note 1, Banco Bilbao Vizcaya, S.A. and Argentaria, Caja Postal y Banco Hipotecario, S.A. (Argentaria) merged, being January 28, 2000 the date from which such merger was legally effective. The accounting of this business combination under Spanish GAAP was similar but not equal to pooling of interest accounting under U.S. GAAP. For U.S. GAAP purposes the merger would have been accounted for under the purchase method of accounting. The excess of the fair value of the new shares issued in exchange for the Argentaria shares over the net worth of Argentaria under U.S. GAAP as of the date of the merger, amounted to approximately €6,315,622 thousand and was calculated considering the necessary adjustments to the net worth of Argentaria as of January 28, 2000 under Spanish GAAP:

Thousands of Euros
Approximate Argentaria net worth as of January 28, 2000 under Spanish GAAP	3,454,449
Adjustments to conform to U.S. GAAP	1,222,339

Approximate Argentaria net worth as of January 28, 2000 under U.S. GAAP	4,676,788

The excess of the fair value of the new shares issued in exchange for the Argentaria shares over the net worth of Argentaria, was allocated to the following specific items:

2000	Thousands of Euros
Net Lending	610,785
Investment Securities-Held to Maturity	305,903
Premises and Equipment	129,338
Other assets and liabilities	(113,255)
Long Term Debt	(172,521)
Tax Effect	(220,360)
Goodwill	5,775,732

6,315,622

For U.S. GAAP purposes, BBVA amortizes the excess of the fair value assigned to the specific items over their remaining life. The amortization of the excess allocated to specific assets and liabilities amounts €154,690 thousand (net of tax), €164,930 thousand (net of tax) and €133,788 thousand (net of tax) in 2002, 2001 and 2000, respectively.

Up to December 31, 2001 BBVA amortized the goodwill on a straight line basis over a period of 25 years. This amortization amounted to € 231,029 thousand and € 211,779 thousand in 2001 and 2000, respectively.

From January, 2002 BBVA stopped the amortization of the remaining goodwill pursuant to the SFAS 141 and 142 and it has been assigned to different Reporting Units and tested for impairment as described in Item 32.2.B.5.

2. Elimination of over-depreciation relating to restated fixed assets, recognition of additional profits on the sale and disposal of restated items, and elimination of the inflation adjustment in non highly inflationary countries-

2.1. Revaluation of property and equity securities-

As described in Notes 3-e, 3-h, 14 and 24, certain of the Spanish and foreign consolidated companies restated the cost and accumulated depreciation of property and equipment and, where appropriate, the carrying values of their equity investment securities pursuant to the relevant legislation. Also, the buildings and equity securities owned by certain of the companies in the Group, whose Shareholders’ Meetings adopted merger resolutions in 1988, were restated on the basis of the principles explained in Note 24. Under U.S. GAAP these revaluations are not permitted to be reflected in the financial statements.

In accordance with Spanish GAAP, fixed asset depreciation is computed on the restated value and the total amount charged to income is deductible for corporate income tax purposes. In addition, results on sales or dispositions of both fixed assets and equity investments are determined as the difference between the selling price and the net restated value.

The amounts of the adjustments indicated below have been calculated to reflect the reversal of the additional depreciation on the revalued property and equipment (€10,088 thousand, €18,945 thousand, and €20,741 thousand in 2002, 2001 and 2000, respectively) and the additional income that would have resulted if the Group had not restated the equity securities and fixed assets that have been sold (€58,273 thousand, €59,879 thousand, and €5,205 thousand in 2002, 2001 and 2000, respectively). The adjustment to stockholders’ equity reflects the reversal of the unamortized revaluation surplus.

2.2. Translation of financial statements in high-inflation countries-

As indicated in Note 3-b, certain of the dependent companies record charges in the statement of income to protect their net worth from the theoretical depreciation arising from inflation.

The adjustments reflects the reversal of the theoretical depreciation arising from inflation registered in dependent companies established in “non highly inflationary economies”.

3. Equity investments-

As indicated in Note 3-e, under Spanish GAAP, investments in nonconsolidated listed affiliated companies owned over 3% and in nonconsolidated unlisted affiliated companies owned over 20% are recorded by the equity method.

Under U.S. GAAP, investments in affiliated companies over 20% but less than 50% are accounted for by the equity method and those exceeding 50% are consolidated. Listed investments of less than 20% are accounted for at fair value (Note 32.2.A).

Then, all affiliates in which the Group holds an ownership interest of less than 20% and are accounted for by the equity method according to Spanish GAAP must be accounted for at market value according to U.S. GAAP.

In this adjustment we change the valuation of these holdings from the equity accounting method to lower of cost or market. The final adjustment to meet SFAS 115 is done, together with all other securities, in the Valuation of Investment securities described in Item 11 below.

This adjustment reflects the reversal of effects in net income and stockholders´ equity of accounting by the equity method holdings in affiliated companies less than 20% and in which the Group does not have significant influence. This adjustment includes:

•	Reversal of the amortization of goodwill recorded under equity method. This effect supposes increasing net income in €117,504 thousand, €114,174 thousand and €94,058 thousand in 2002, 2001 and 2000, respectively.

•	Reversal of the net income of affiliated companies incorporated to Consolidated Financial Statements by the equity method. This effect supposes reversing gains of €45,545 thousand in 2002, €454,623 thousand and €596,594 thousand in 2001 and 2000, respectively.

•	Reversal of gains or losses from sales in affiliated companies due to the book value of an investment less than 20% accounted for by the equity method in the consolidated financial statement differs from the book value recorded under U.S. GAAP. This effect supposes increasing net income in €84,103 thousand, €168,662 thousand and €27,088 thousand in 2002, 2001 and 2000, respectively.

•	Reversal of other adjustments performed by the equity method as reversal of revaluation of property made by affiliated companies under Spanish GAAP and not permitted under U.S. GAAP; reversal of elimination of dividends distributed by affiliated companies to the parents companies, and others. The total effect of reversing these adjustments decreases net income in €215,793 thousand in 2002 and increases net income in €110,165 thousand and €252,479 thousand in 2001 and 2000, respectively.

Additionally, there is a number of companies which are more than 50% owned by the bank, whose business activity differs from those of the Bank’s and are therefore accounted for by the equity method (basically insurance companies) under Spanish GAAP. Under U.S. GAAP, these companies have been fully consolidated. This adjustment reflects the effect of the reconciliation of these companies to U.S. GAAP.

4. Pension plan cost, early retirements and termination indemnities-

4.1. Pension plan cost-

All personnel employed in Spain are entitled to pension benefits, in addition to Social Security provided by the State.

As of December 31, 1988, the total liability for retired and active employees was recorded by a charge to income and to the merger reserves adopted by some companies in 1988.

In 1991, the Group recalculated the actuarial liability, changing certain assumptions and varying certain of the items included in the pensionable basis (wage concepts included to determine the cost of pensions). Gains and losses derived from this recalculation were covered with charges to “Retained earnings and other reserves”. Actuarial gains and losses arising in subsequent years until 1999 were recorded in the statement of income.

In 2000, as a consequence of the externalization process, in which the financing system was modified through the signature of a collective agreement and new valuation assumptions were used, a difference arose which represents the discounted present value of the contributions yet to be made to the external pension funds. In addition, in 2001 the Plan was amended, resulting in increasing benefits granted to the employees.

Because of the mentioned process in year 2000, these obligations are covered through Defined Contribution Pension Plans, and through Insurance Policies adapted to the current regulation in Spain for the externalizing of retirement commitments, which under SFAS No. 87 are treated as annuity contracts for the purpose of that Statement.

Under U.S. GAAP, SFAS 87 requires unrecognized net gain or loss and unrecognized prior service cost to be amortized by charges to income in a period not exceeding the average remaining service period of active employees or the average remaining life expectancy of retired participants.

These amounts are being amortized over a maximum period of 14 years in the case of external pension plans and 9 years in the case of insurance contracts in accordance with Spanish legislation (under U.S. GAAP maximum period for amortization is higher than under Spanish GAAP both for active employees and inactive participants of the plans). These periods include the year 2000, in which the first installment was paid. The Group has charged to the income statement in 2002 as amortization of these differences the amount of €99,665 thousand (€124,945 thousand in year 2001). After previous years adjustments, unrecognized net gain or loss and unrecognized prior service cost as of December 31, 2002 amount to €849,980 thousand (€1,038,426 thousand in year 2001). As of December 31, 2002 all the amounts corresponding to these obligations of the Pension Plans have already been paid.

For year 2002 contributions made by companies in Spain to the defined contribution pension plans amount to €43,037 thousand (€40,567 thousand in year 2001). Additionally, costs of annuity contracts charged to income in 2002, amounts to €36,715 thousand (€31,506 thousand in year 2001).

Pension plans of BBVA Bancomer

Obligations for pensions and other postretirement benefits in BBVA Bancomer are covered mainly under defined benefit pension plans, whereas others are covered under defined contribution pension plans. Both types of pension plans are carried out as internal provisions.

Actuarial assumptions used in the accounting for the defined benefit pension plan are as follows:

2002
Life Expectancy table before retirement	Mexican basic experience 62-67

Life Expectancy table after retirement	Table Standard Annuity 1937

Discount rate	5.5%

Salary increase rate	1.5%

Rate of increase in taxation groups of Social security benefits	0%

Expected return on assets	(*)

(*)	Expected rate of return on assets will be determined every year in accordance to the composition of the portfolio attached to the plan during that year. This rate must be always higher than the technical interest rate.

Those actuarial assumptions were approved by Comisión Nacional Bancaria y Valores (National Banking and Securities Commission).

The following table is a reconciliation in the defined benefit pension plan of the Projected Benefit Obligation:

Thousands of Euros
	2002
Reconcilation of PBO	Pension Benefits	Healthcare benefits
Proyected benefit obligation (PBO) at the beginning of the year	543,532	—
Prior service cost	22,416	201,998
Total service cost at year end	14,838	4,264
Interest cost	31,174	10,434
Benefits paid	(28,303)	(5,676)
Gains & losses	51,178	965
Settlements	(50,390)	—
Foreign currency exchange rate changes	(150,383)	(34,953)
Proyected benefit obligation (PBO) at the end of the year	434,062	177,032

The disclosure of Net Periodic Cost is as follows:

	Thousands of Euros
	2002
Net Periodic Cost (Income)	Pension Benefits	Healthcare benefits
Service cost at year end	14,838	4,264
Interest cost	31,174	10,434
Expected return on Asset	(23,441)	—
Other	3,009	10,835
Net Periodic Cost	25,580	25,533

During year 2002, 2,166 employees (5,651 employees in year 2001) whose pension obligations were covered under the defined benefit pension plan moved to the defined contribution pension plan. As a consequence of this transfer, provision allocated in the defined benefit pension plan was reallocated in the provision for the defined contribution pension plan. Therefore, from the total increase of the internal provisions for the defined contribution pension plan in year 2002 €2,412 thousand (€22,600 thousand in year 2001) came from the transfer of provisions from the defined benefit pension plan.

In addition of this transfer, the cost recognized for the defined contribution pension plan in year 2002 amounts to €9,474 thousand (€6,665 thousand in year 2001). Therefore, as of 31 December 2002 internal provisions for the defined contribution pension plan amounts to €44,069 thousand (€43,939 thousand in year 2001).

4.2. Early retirements-

As explained in Notes 2-h and 3-j, in 2002, 2001 and 2000 the Group recorded, with a charge to reserves, the estimated cost of futures indemnities and pensions deriving from the early retirements of certain employees.

Under U.S. GAAP, the costs incurred for early retirements should be recognized in net income at the moment when the early retirement actually takes place.

This adjustment to net income registers in net income the cost from the early retirements recorded in reserves (€499,177 thousand, €731,743 thousand and €807,898 thousand in 2002, 2001 and 2000 respectively) and changes the cash-basis procedure applied by certain Group banks to accrual principle (€432 thousand, €342 thousand and €1,623 thousand in 2002, 2001 and 2000 respectively).

4.3. Termination indemnities-

As indicated in Note 3-k, as required by Bank of Spain Circular 5/2000, the Group has recorded an in-house provision to cover the contractual indemnities for terminations or dismissals additional to those provided for by current legislation on a general basis. In addition, several companies of the Group have recorded additional provisions to cover future reorganization costs (basically termination indemnities).

This adjustment gives rise to an increase in net income of €17,854 thousand and €26,420 thousand in 2002 and 2000, respectively, and a decrease in net income of €6,784 thousand in 2001 and an increase in stockholders´equity of €37,490 thousand and €19,636 thousand in 2002 and 2001, respectively.

5. Accounting of goodwill-

The general policy of the Group, under Spanish regulation is to amortize goodwill through charges to income over a maximum period of 10 years for financial companies and 20 years for non financial companies. However, a different period (five years) was used to amortize goodwill in some of the subsidiaries acquired, as described in Note 2-a.

Up to December 31, 2001, for purpose of reporting in accordance with U.S.GAAP, Group’s accounting policy was to amortize goodwill over ten years, except for the goodwill arising in the purchase of

Argentaria mentioned in Item 1 above. If facts and circumstances indicated that unamortized goodwill might be impaired, a review was made to determine what amount, if any, was recoverable. If this review indicated that goodwill would not be recoverable as determined based on the estimated discounted cash flows of the entity acquired over the remaining period, the carrying amount was reduced by the estimated shortfall of cash flows. In application of this criteria the Group decided to amortize the remaining goodwill in consolidation relating to the investment in Argentina and relating to the investments in Colombia. This fact supposed an additional charge in 2001 net income under U.S. GAAP of €216,010 thousand and €241,038 thousand, for the investments in Argentina and Colombia, respectively.

Additionally, goodwill that arose in 1998 and 1999 as a result of mergers and acquisitions through share exchanges was amortized in full with a charge to reserve accounts which is not acceptable under U.S. GAAP. The adjustment corrects this effect with charges in net income amounting €12,345 thousand and €26,991 thousand in 2001 and 2000, respectively.

For Spanish GAAP purposes the goodwill arising on acquisitions, when the parent company is the direct acquirer of companies abroad, is translated to euros at the exchange rates prevailing at the time the goodwill arises. For US GAAP purposes the goodwill is considered as a foreign currency asset and is translated at the year-end exchange rate.

Effective July 1, 2001, the Bank adopted the provisions of SFAS No. 141 and certain provisions of SFAS No. 142 relating to goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. The new rules require that all business combinations consummated after June 30, 2001 be accounted for under the purchase method. The non-amortization provisions of the new rules affecting goodwill and intangible assets deemed to have indefinite lives are effective for all purchase business combinations completed after June 30, 2001.

On January 1, 2002, the Bank adopted the remaining provisions of SFAS No. 142, when the rules became effective for calendar year companies. Under the new rules, effective January 1, 2002, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to impairment test annually or more frequently if events or changes in circumstances indicate that the asset may be impaired.

The reversal of the correspondent goodwill amortization recorded under Spanish GAAP for 2002 gives rise to an increase in net income under US GAAP of €559,400 thousand.

A discounted cash flow model was selected as the main method to determine the fair value of its Reporting Units, although other methodologies such as using quoted market values and market multiples were also used. Cash flow estimates require judgement and the Bank believes that assumptions used in determining the cash flows are consistent with assumptions marketplace participants would use in their estimates of their fair value.

The theoretical reversal of the goodwill amortization, except for the extraordinary Goodwill write-off, recorded under Spanish GAAP for 2002, 2001 and 2000, is the following:

Thousands of Euros
	2002		2001	2000
Reported net income in accordance with US GAAP	1,845,746	(*)	680,111	1,413,159
Change in accounting policy–goodwill amortization	—		753,121	536,590
Adjusted net income in accordance with US GAAP	1,845,746		1,433,232	1,949,749

Basic earnings per share
Reported net income	0.577		0.213	0.465
Change in accounting policy	0.000		0.235	0.177
Adjusted net income	0.577		0.448	0.642

Diluted earnings per share
Reported net income	0.577		0.213	0.459
Change in accounting policy	0.000		0.235	0.174
Adjusted net income	0.577		0.448	0.633

(*)	Includes the above mentioned reversal of the goodwill amortization (€559,400 thousand).

The BBVA Group’s goodwill assigned to each Reporting Unit as of December 31, 2002 for annual impairment test purposes are the following:

Millions of Euros
Retail Banking in Spain and Portugal	3,562.5
Wholesale and Investment Banking	1,669.5
Asset Management and Private Banking	371.7
Pensions in America	245.0
Mexico	2,114.4
Chile	59.9
Puerto Rico	102.6

The definition of the Reporting Units is more specific in relation with the Business activities mainly as a result of the different regulations in Latin America for the banking sector in Banking in America and Asset Management and Private Banking (where the Pensions in America are disclosed).

Expected cash flows have been calculated using the “maximum payable dividend” for each period, considering net income and excess of minimum capital required. For financial statements and macroeconomics scenarios, a five year horizon was used to determine fair value. The risk free rate, the market risk premium and the country risk premium (when applicable) were considered to determine the discount rate used for each Reporting Unit.

As of January 2003, the Bank announced its strategic agreement with Bradesco to sell BBV Brasil, S.A. Since negotiations related to this transaction began during the transitional period, the Bank decided not to include BBV Brasil in the impairment test process. Under US GAAP, the remaining goodwill and the accumulated negative exchange differences related to this goodwill must be cancelled, by a charge to income. These effects suppose a decrease in net income of €137,812 thousand. See Note 32.2.D.11.

Transitional period (1/1/02)

The Bank has performed the required impairment tests of goodwill. The impairment test resulted in a cumulative adjustment of €67million recorded as a charge to earnings related to the impairment of Goodwill of the Reporting Unit of Venezuela.

Venezuela’s impairment is heavily influenced by economic and political factors, such as strong currency depreciation, uncertainty and political crisis.

Given future expectations, the Bank considered that there was no need to perform the step 2 of SFAS 142 and charged to income the remaining goodwill.

Year 2002 analysis

As of December 31, 2002, the Bank has performed the required annual impairment tests of goodwill. As a result of Step 1 procedures of the abovementioned impairment test, the carrying amount of the Reporting Unit do not exceed its fair value.

The argentinean goodwill originated in 2002 was written-off against income. Management decision was taken considering that there were no clear future benefits associated with it.

6. Result on transactions with parent company shares-

Following Circular 4/1991, result of sale transactions with Bank shares owned by subsidiaries must be accounted for as extraordinary profit or losses (Note 3-i).

Under U.S. GAAP, the result on transactions with parent company shares must be accounted for in retained earnings.

7. Capital increase to hedge commitments to employees-

In 1999 the Bank issued 32,871,301 new shares to cover certain commitments to the employees, at a price similar to the average reference price of these commitments, allowing the Group to dispose of the treasury stock previously assigned to hedge commitments.

Under U.S. GAAP these issuances must be registered at market price recording an additional paid-in capital with a charge to the statement of income for the year. Then, an adjustment amounting to € 214,441 thousand was included in the reconciliation of Net Income and Stockholders’ equity as of December 31, 1999 to record the additional paid—in capital required by U.S. GAAP.

In 2000, Spanish Accounting and Audit Institute (Instituto de Contabilidad y Auditoría de Cuentas—ICAC) issued an interpretation of this kind of transactions. ICAC established these capital issuances must be registered at the value at the related accrual date of the commitments to employees covered, the difference between the cash received and the value of the commitments will be charged to the statement of income for the year. In 2000, according to ICAC’s interpretation the Group recorded additional paid-in capital amounting to €102,346 thousand with a charge to the statement of income for the year. This record was reversed in Net Income and Stockholders’ equity reconciliation as of December 31, 2000 due to under U.S. GAAP was appropriately registered in reconciliation as December 31, 1999.

8. Allowance for loan losses-

Bank of Spain regulation requires an allowance destined to cover probable losses on intra-group transactions subject to country-risk, which is not necessary under U.S. GAAP.

Additionally, as indicated in Note 3-c, Bank of Spain Circular 9/1999 made compulsory to record a provision for the statistical coverage of loan losses to supplement, as required, the specific loans provisions. Under U.S. GAAP, this provision should not be recorded.

9. Structural foreign currency positions

As of December 31, 2002 and December 31, 2001 there are no differences between Spanish and U.S. GAAP with respect to the accounting treatment of structural foreign currency positions.

As described in Notes 2-g and 3-b, in 2000 the Group changed the accounting treatment of U.S. dollar denominated financing of investments in countries whose currencies are not perfectly correlated with the U.S. dollar.

10. Employee loans to purchase Banco Bilbao Vizcaya Argentaria, S.A. shares-

As described in Note 8, certain Group banks granted loans to employees for the acquisition of Banco Bilbao Vizcaya Argentaria, S.A. shares. Under Spanish GAAP, these loans were recorded in the consolidated financial statements under the caption “Loans and Leases”. Also, Group Banks have granted certain loans secured by Banks’ shares. Under U.S. GAAP, these loans should be recorded as a reduction of stockholders’ equity.

11. Valuation of investment securities available for sale portfolio-

Under SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, available-for-sale securities (as defined) must be recorded at market value, with changes in value recognized directly in Other Comprehensive Income (See Note 32.2.A-Investment Securities). Group’s criteria of accounting for such securities, following Bank of Spain Circulars, is described in Notes 3-d and 3-e.

An adjustment to net income and stockholders’ equity reflects the valuation at market value of the available-for-sale portfolio.

12. Intangible assets-

As indicated in Note 3-f, under Spanish GAAP the expenses of capital increases carried out at the Bank and dependent companies are amortized under a period of five years. Under U.S. GAAP these expenses should be recorded as incurred by a charge to reserves. This effect supposes increasing net income in €21,958 thousand, €21,216 thousand and €10,656 thousand in 2002, 2001 and 2000, respectively, and decreasing Stockholder’s equity in €53,051 thousand and €70,078 thousand in 2002 and 2001, respectively.

Also, under Spanish GAAP incorporation and start up expenses are amortized over a period of five years and under U.S. GAAP should be charged to income as incurred. This effect supposes an increase in net income of €13,120 thousand and a decrease of €39,074 thousand and € 41,326 thousand in 2002, 2001 and 2000, respectively, and decreasing Stockholder’s equity in €68,319 thousand and €80,400 thousand in 2002 and 2001, respectively.

Definite lived intangible assets are mainly integrated by software expenses. Definite lived intangible assets are amortized over their remaining useful lives and the Bank considers that there is no impairment associated to these assets.

13. Derivative Instruments and Hedging Activities

13.1. Accounting for Derivative Instruments and Hedging Activities

Under U.S. GAAP the Group has adopted, effective January 1, 2001, SFAS No.133 (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (embedded derivatives) and for hedging activities. This Statement requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value.

The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized in earnings.

If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Other Comprehensive Income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is reported in the same way as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges is reported in earnings.

Hedging transactions must be formally documented, designated and the company must describe the way the effectiveness is going to be assessed.

On the other hand when the derivative is designated as a trading transaction the changes in the fair value must be recognized currently in earnings.

The Group enters into different types of derivative instruments. These are used to manage risk exposure arising on the balance sheet from a variety of activities (including lending and securities investment), to provide financial services to customers and to take, hedge and modify trading positions. The derivative instruments used by the Group, the type of activities they are concerned and the accounting principles applied can be classified depending on the type of risk they are involved.

Interest risk

The Group contracts interest rate swaps, interest options (caps, floors and swaptions and exchange traded options, basically), futures and forward rate agreements. These contracts are involved in different activities:

■	The Group enters in these contracts to take trading positions. These positions are marked to market. The results are grouped by currency. Under Spanish GAAP the net losses by currency are recorded while net gains are not recognized in the statement of income.

■	The Group uses these instruments to hedge global interest risk exposures arising on the balance sheet from borrowing and lending activities. Under Spanish GAAP, such activities may be qualified as a hedge (macro hedges) if the derivative instruments are used to reduce the global risk exposure of the Group derived from assets and liabilities portfolios. In addition, it is required that they are under the control of a conservative, consistent and integrated system that measures, controls and manages the risks and the results of the operations involved. The Group marks all the derivatives and the hedged assets and liabilities (mainly, deposits) to market. The net losses are recorded, while the net unrealized gains are not recorded into the income statement.

■	On the other hand, the Group uses these contracts to hedge individual deposits and loans of the balance sheet (mainly, bonds, deposits and loans). These are called specific hedges. Under Spanish GAAP, such operations may be qualified as hedge if the derivative instruments reduce significantly the interest risk and the operations are previously identified. In this case, neither the derivative nor the hedged operation are marked to market.

Equity price risk

The Group enters into equity options, equity forwards, exchange traded futures and options, and the Group also issues deposits with embedded equity options. These contracts are involved in different activities:

■	The Group enters in these contracts to take trading positions. Under Spanish GAAP, these positions are marked to market. The results are grouped by issuer. The net losses by issuer are recorded while net gains are not recognized in the income statement.

■	The Group issues deposits with embedded equity options. The return for the customer is comprised of the interest rate of the deposit and the changes in price of certain equities. Under Spanish GAAP, these options are recorded as derivatives, in the same manner that mentioned before.

■	The Group also uses these instruments to hedge global equity risk exposures arising on the balance sheet from trading portfolios. Under Spanish GAAP, such activities may be qualified as a hedge (macro hedges) if the derivative instruments are used to reduce the global risk exposure of the Group. In addition, it is required that they are under the control of a conservative, consistent and integrated system that measures, controls and manages the risks and the results of the operations involved. The Group marks all the derivatives and the hedged assets to market recording net gains or losses into the income statement.

■	On the other hand, the Group uses these contracts to hedge certain equity positions (specific hedges). Under Spanish GAAP, such operations may be qualified as hedge if the derivative instruments reduce significantly the equity price risk and the operations are previously identified. In this case, neither the derivative nor the hedged operation are marked to market.

Foreign exchange risk

The Group enters into foreign exchange forwards and foreign exchange options, to manage foreign exchange risk exposure, which comes from operations with clients or from hedges of net investments in subsidiaries in foreign countries. These operations are marked to market. Under Spanish GAAP, losses or gains in operations to hedge net investments in foreign countries are recorded in Reserves as part of “Exchange Gains and Exchange Losses”. Under US GAAP, derivatives designed as hedging the foreign currency exposure of a net investment in a foreign operation, are reported in gains or losses as part of

Other Comprehensive Income (outside earnings). For the other Foreign Exchange contracts, the results, losses or gains, are recorded in the income statement.

13.2. Impact of SFAS 133 Implementation

As mentioned before, under U.S. GAAP, Banco Bilbao Vizcaya Argentaria Group has adopted, effective January 1, 2001 SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities.

In order to conform to U.S. GAAP the Group considers certain derivatives as hedging transactions. These hedges are formally documented, are expected to be effective, and the Group designates and assesses periodically the effectiveness of such hedges. The Group considers these operations as qualified hedges under SFAS 133. The Group has qualified all these hedges as fair value hedges and their gains or losses have been recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged.

For the remaining specific hedges, the requirements to be qualified as a hedge under U.S. GAAP are more restrictive than those required by the Spanish GAAP. In addition, macro hedges cannot be qualified as hedges under SFAS 133, since individual liabilities do not share the risk exposure in the terms required by the SFAS 133. As a consequence, from January 1, 2001, for U.S. GAAP reporting purposes, the Group has been measuring these derivative instruments at fair value and recognizing them as assets or liabilities in the statement of financial position.

Besides, the Group considers certain derivatives as hedging the foreign currency exposure of a net investment in a foreign subsidiary. The market value of these operations as of December 31, 2002 gave rise to a loss of €56,279 thousand. Under Spanish GAAP, these losses are recorded with a charge in Reserves to offset the differences arising in the translation of the subsidiary financial statements. These operations are qualified as a hedge of the foreign currency exposure of a net investment in a foreign operation under US GAAP. As a consequence, there is no reconciliation adjustment for this operation.

The cumulative positive effect arising from the adoption of SFAS 133 amounted to €8,182 thousand as of January 1, 2001. As of December 31, 2002, the application of this method gave rise to a decrease of €126,660 thousand in net income and an increase of €72,039 thousand in Other Comprehensive Income. As of December 31, 2001, the application of this method gave rise to an increase of €11,219 thousand in net income and an increase of €12,790 thousand in Other Comprehensive Income. The effect in Other Comprehensive Income is produced by valuating the derivative instruments hedging the available-for-sale portfolio, that under Spanish GAAP are considered hedged items, and therefore are not marked to market, but under US GAAP are not qualified as a hedge.

13.3. Additional disclosures required by U.S. GAAP: Fair Value Methods

The methods used by the Group in estimating the fair value of its derivative instruments are as follows:

Forward purchases/sales of foreign currency

Estimated fair value of these financial instruments is based on quoted market prices.

Forward purchases/sales of government debt securities

Estimated fair value of these financial instruments is based on quoted market prices, since they are mostly traded in organized markets.

Options and financial futures

Derivatives traded in organized markets are valued based on quoted market prices.

For options and futures traded in OTC markets, the fair value is estimated based on theoretical year-end closing prices. These year-end closing prices are calculated according to generally accepted models estimating the amounts the Group would receive or pay based upon the yield curve/ volatilities prevailing at year-end or prices.

Forward rate agreements and interest rate swaps

Fair values of these contracts are estimated based on the discounted future cash flows related to the interest rates to be collected or paid, using for this purpose the yield curve prevailing at year-end.

The disclosure of the notional principal amounts of the derivatives of the Group by trading or hedging operations is as follows:

	2002	2001
	Thousands of Euros
Trading
Interest risk contracts:
Forward rate agreements	22,413,334	111,359,842
Interest rate swaps	438,278,729	450,249,865
Options and futures	113,099,981	111,361,425
Foreign exchange contracts:
Forward purchase/sale of foreign currency	41,291,191	27,175,524
Currency options	4,067,083	19,476,843
Currency swaps	7,463,306	7,402,319
Derivatives on securities and commodities	32,496,504	26,813,840

	659,110,128	753,839,658

Hedging derivatives
Interest risk contracts:
Forward rate agreements	—	—
Interest rate swaps	16,323,924	13,153,945
Options and futures	5,510,226	—
Foreign exchange contracts:
Forward purchase/sale of foreign currency	—	—
Currency options	1,603,787	—
Currency swaps	4,355,780	6,193,718
Derivatives on securities and commodities	1,840,696	2,025,672

	29,634,413	21,373,335

Total trading and hedging derivatives	688,744,541	775,212,993

The following is a detail of the trading transactions notional amount and their year-end fair value for year 2002 and 2001 disclosed in each type of instrument.

	2002		2001
	Notional amount	Fair Value	Notional amount	Fair Value
	Thousands of Euros
Trading
Interest risk contracts:
Forward rate agreements	22,413,334	(5,766)	111,359,842	(13,734)
Interest rate swaps	438,278,729	(774,073)	450,249,865	(188,720)
Options and futures	113,099,981	208,442	111,361,425	76,815
Foreign exchange contracts:
Forward purchase/sale of foreign currency	41,291,191	(434,480)	27,175,524	608,908
Currency options	4,067,083	8,999	19,476,843	112,300
Currency swaps	7,463,306	83,695	7,402,319	(132,904)
Derivatives on securities and commodities	32,496,504	225,154	26,813,840	23,790

	659,110,128	(688,029)	753,839,658	486,455

14. Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS No. 109-

The previous adjustments to net income and Stockholders´equity do not include their related effects on corporate tax, except for the adjustment mentioned in Item 1, which are disclosed under “Tax effect of above mentioned adjustments” item on the reconciliation statements.

As described in Note 3-l under Spanish GAAP only the timing differences which have a specific reversal period of less than ten years have been recorded. As a result of the application of Statement of Financial Accounting Standards No. 109 (“SFAS 109”), Accounting for Income Taxes, the timing differences originated by the provision for the statistical coverage of loan losses (Note 32-2-B-8) and by the allowance assigned to cover probable losses on intra-group transactions subject to country-risk (Note 32-2-B-8) have been reversed.

In the reconciliation to U.S. GAAP, the Group has recorded as of December 31, 2002, deferred tax assets of €226,749 thousand (€251,258 thousand as of December 31, 2001) and deferred tax liabilities of €431,862 thousand (€1,030,558 thousand as of December 31, 2001). Deferred tax liabilities arise mainly from valuation of investment securities adjustments in Spanish GAAP to U.S. GAAP reconciliation.

Under Spanish GAAP, as of December 31, 2002, the Group has not considered the provision for the underlying book value of the Banco Francés Group amounting €152,120 thousand (€447,435 thousand as of December 31, 2001) (Note 3-o) as a timing difference, and accordingly has not recorded any deferred tax assets. Under U.S. GAAP, as of December 31, 2002, a deferred tax asset amounting €53,242 thousand (€156,600 thousand as of December 31, 2001) has been recognized.

SFAS 109 requires providing a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. Consequently, in 2001, a €156,600 thousand valuation allowance had been recorded due to the uncertainties described in Note 3-o. As of December 31, 2002 the remaining allowance amounts to €53,242 thousand. Additionally, in 2002, a €59,968 thousand valuation allowance has been established based upon an analysis of future reversal of temporary tax differences and the ability of the Bank to realize the related benefit (€68,581 thousand as of December 31, 2001).

The following is a reconciliation of the income tax provision under Spanish GAAP to that under U.S.GAAP:

	2002	2001	2000
	Thousands of Euros
Income tax provision under Spanish GAAP	653,213	625,521	961,746
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	(3,983)	(195,616)	(17,427)
Tax effect of unreported funds (See Note 32-2-B-15)	—	—	(70,592)

Income tax provision under U.S. GAAP	649,230	429,905	873,727

Following is a reconciliation of the deferred tax assets and liabilities recorded under Spanish GAAP and those that should be recorded under SFAS 109.

	2002		2001
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
	Thousands of Euros
As reported under Spanish GAAP	3,838,413	155,979	4,660,724	117,534
Less-
Timing differences recorded under Spanish GAAP and reversed in the reconciliation to U.S. GAAP	(236,451)	—	(171,102)	—
Plus-
Tax effect of Spanish to U.S. GAAP reconciliation adjustments	226,749	431,862	251,258	1,030,558
Timing differences not recorded under Spanish GAAP and recognized under U.S. GAAP	53,242	—	156,600	—

As reported under SFAS 109 (gross)	3,881,953	587,841	4,897,480	1,148,092
Valuation reserve	(113,210)	—	(225,181)	—

As reported under SFAS 109 (net)	3,768,743	587,841	4,672,299	1,148,092

Following is an analysis of deferred tax assets and liabilities as of December 31, 2002 and 2001 estimated in accordance with U.S. GAAP:

	December 31,
	2002	2001
	(Thousands of Euros)
Deferred Tax assets
Loan loss reserves	1,231,591	1,643,326
Unrealized losses on securities pension liability	879,846	703,830
Fixed assets	156,177	264,390
Net operating loss carryforward	1,157,499	1,439,135
Investments and derivatives	239,948	603,916
Allocated liabilities	22,007	27,467
Other	194,885	215,416

Total deferred tax assets	3,881,953	4,897,480
Valuation reserve	(113,210)	(225,181)

Net tax asset	3,768,743	4,672,299
Deferred tax liabilities
Unrealized gains on investments	210,966	762,120
Gains on sales of investments	17,770	58,941
Fixed assets	122,806	73,702
Allocated assets	207,775	243,178
Other	28,524	10,151

Total deferred tax liabilities	587,841	1,148,092

Net deferred tax assets (liabilities)	3,180,902	3,524,207

A reconciliation between the federal statutory tax rate and the effective income tax rate follows:

	2002	2001	2000
	% percentages
Corporate income tax at the standard rate of 35%	35.00	35.00	35.00
Difference arising for the early amortization of goodwill (Note 2-a)	0.00	5.85	2.50
Decrease arising from permanent differences	(15.45)	(18.24)	(11.39)
Adjustments to the provision for prior years´corporate income tax and others taxes	1.39	(2.52)	0.48
Income tax provision under Spanish GAAP	20.94	20.09	26.59
Tax effect of US GAAP adjustments and deferred taxation under SFAS 109	(0.13)	(6.28)	(0.48)
Tax effect of unreported funds	0.00	0.00	(1.95)
Income tax provision under US GAAP	20.81	13.81	24.16

15. Unreported Funds 2000-

During several years BBVA held funds amounting to approximately €225 million as of December 31, 2000 in offshore accounts not reflected in the Consolidated Financial Statements. As of December 31, 2000 this situation was regularized by recording such amount as an extraordinary gain, together with the tax expense associated, resulting in a net income effect of approximately €146 million in the Consolidated

Statement of Income filed as part of BBVA’s Group annual report on Form 20-F for the year 2000. The registered corporate income was included in the tax filing for the year 2000, which was presented and paid as of June 30, 2001.

Under U.S. GAAP and consistent with Spanish GAAP, these funds were previously allocated to year 2000 income. Additionally, based on the new information available during 2001 the earnings and capital gains obtained could be allocated as follows: in 2000 €23.7 million, in 1999 €26.4 million and in prior years €175 million (pre-tax amounts). As a consequence the “Net income in accordance with U.S. GAAP” as of December 31, 2000 and 1999 were restated considering its tax-effect in this Note 32-2-B. Then, “Net income in accordance with U.S. GAAP” as of December 31, 2000 shown in BBVA’s Group annual report on Form 20-F for the year 2000 differs from those shown in this Note 32-2-B, as follows:

Statement of Income	Before tax amount	Net of tax amount
	Thousands of Euros
2000
Recorded under U.S.GAAP	23,692	15,400
Recorded under Spanish GAAP	225,384	146,500

Adjustment in reconciliation to U.S. GAAP	(201,692)	(131,100)

16. Other Comprehensive Income-

SFAS No. 130, Reporting comprehensive income establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements.

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

The accumulated balances of other comprehensive income for the years ended December 31, 2002, 2001 and 2000, were as follows:

	Foreign currency translation adjustments	Unrealized gains on securities	Gains on Derivative Instruments	Other Comprehensive income
	Thousands of Euros
Balance as of December 31, 1999	(446,810)	3,770,239	—	3,323,429
Arising from BBV-Argentaria Merger	1,184	1,356,797	—	1,357,981
Changes in 2000	413,280	(2,421,118)	—	(2,007,838)
Balance as of December 31, 2000	(32,346)	2,705,918	—	2,673,572
Changes in 2001	(593,860)	(750,748)	12,790	(1,331,818)

Balance as of December 31, 2001	(626,206)	1,955,170	12,790	1,341,754
Changes in 2002	(1,864,977)	(1,362,665)	72,039	(3,155,603)

Balance as of December 31, 2002	(2,491,183)	592,505	84,829	(1,813,849)

Taxes allocated to each component of other comprehensive income in 2002, 2001 and 2000 were as follows:

	2002			2001			2000
	Before Tax Amount	Tax expense or benefit	Net of tax amount	Before Tax Amount	Tax expense or benefit	Net of tax amount	Before Tax Amount	Tax expense or benefit	Net of tax amount
	Thousands of Euros
Foreign currency translations adjustment	(1,864,977)	—	(1,864,977)	(593,860)	—	(593,860)	413,280	—	413,280
Unrealized gains on securities:
Total holding gains arising during the period	(1,316,794)	347,268	(969,526)	(160,049)	(74,267)	(234,316)	(2,271,886)	958,337	(1,313,549)
Less: reclassification adjustment for gains included in net income	604,828	(211,689)	393,139	794,513	(278,081)	516,432	1,703,953	(596,384)	1,107,569

Net unrealized gains	(1,921,622)	558,957	(1,362,665)	(954,562)	203,814	(750,748)	(3,975,839)	1,554,721	(2,421,118)
Derivatives Instruments and Hedging Activities	110,830	(38,791)	72,039	19,678	(6,888)	12,790	—	—	—

Other comprehensive income	(3,675,769)	520,166	(3,155,603)	(1,528,744)	196,926	(1,331,818)	(3,562,559)	1,554,721	(2,007,838)

17. Earnings per share-

SFAS No. 128, Earnings per Share, specifies the computation, presentation and disclosure requirements for earnings per share (EPS).

Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator), which may include contingently issuable shares where all necessary conditions for issuance have been satisfied. Diluted earnings per share includes the determinants of basic earnings per share and, in addition, gives effect to dilutive potential common shares that were outstanding during the period.

The computation of basis and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000 is presented in the following table:

	2002	2001	2000
	Thousands of Euros, except per share data
Spanish GAAP
Consolidated net income for the year	2,466,048	2,488,293	2,655,380
Preferred stock dividends	(275,629)	(315,182)	(287,748)
Net income attributed to minority interest	(471,290)	(330,041)	(394,052)
U.S. GAAP
Consolidated net income for the year	2,621,693	1,225,938	2,018,217 (*)
Preferred stock dividends	(275,629)	(315,182)	(287,748)
Net income attributed to minority interest	(500,318)	(230,645)	(317,310)
Convertible bond interest	2	145	204
Numerator for basic earnings per share
Income available to common stockholders (Spanish GAAP)	1,719,129	1,843,070	1,973,580
Continued operations	1,915,323	2,062,319	2,014,966
Discontinued operations (Note 32.2.D.11)	(196,194)	(219,249)	(41,386)
Income available to common stockholders (U.S. GAAP)	1,845,746	680,111	1,413,159 (*)
Continued operations	2,167,000	856,128	1,365,879
Discontinued operations (Note 32.2.D.11)	(321,254)	(176,017)	47,280
Numerator for diluted earnings per share
Income available to common stockholders (Spanish GAAP)	1,719,131	1,843,215	1,973,784
Continued operations	1,915,325	2,062,464	2,015,170
Discontinued operations (Note 32.2.D.11)	(196,194)	(219,249)	(41,386)
Income available to common stockholders (U.S. GAAP)	1,845,748	680,256	1,413,363 (*)
Continued operations	2,167,002	856,273	1,366,083
Discontinued operations (Note 32.2.D.11)	(321,254)	(176,017)	47,280
Denominator for basic earnings per share	3,196,503,149	3,199,072,510	3,038,490,033
Denominator for diluted earnings per share	3,196,988,724	3,200,402,373	3,080,362,923
Spanish GAAP
Basic earnings per share (Euros)	0.538	0.576	0.650
Continued operations	0.599	0.645	0.664
Discontinued operations (Note 32.2.D.11)	(0.061)	(0.069)	(0.014)
Diluted earnings per share (Euros)	0.538	0.576	0.641
Continued operations	0.599	0.645	0.654
Discontinued operations (Note 32.2.D.11)	(0.061)	(0.069)	(0.013)
U.S. GAAP after restatement (2000)
Basic earnings per share (Euros)	0.577	0.213	0.465
Continued operations	0.678	0.268	0.450
Discontinued operations (Note 32.2.D.11)	(0.101)	(0.055)	0.015
Diluted earnings per share (Euros)	0.577	0.213	0.459
Continued operations	0.678	0.268	0.444
Discontinued operations (Note 32.2.D.11)	(0.101)	(0.055)	0.015

U.S. GAAP as reported in BBVA´s group annual report form 20-F for the year 2000:
Basic earnings per share (Euros)	—	—	0.508
Diluted earnings per share (Euros)	—	—	0.501

(*)	As restated, see Note 32-2-B-15

18. New Accounting Standards-

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income.

SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management estimates that adoption of this pronouncement will not have a material impact on the earnings or financial position of the Group.

On April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This Statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. Application of this Statement will result in the reclassification of this period and prior period gains and losses on the extinguishments of debt that have been classified as extraordinary into operating income. Management estimates that adoption of this pronouncement will not have a material impact on the earnings or financial position of the Group.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This Statement applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and requires that liabilities associated with an exit plan or disposal activity be recognized and measured initially at fair value in the period in which the liability is incurred. The provisions of this Statement shall be effective for exit or disposal activities that are initiated after December 31, 2002, and are to be applied prospectively. The Group currently has no plans to exit or dispose of any activities, and thus not anticipate that adoption of SFAS No. 146 will have a material impact on its results of operations or its financial positions.

The provisions of new Statement 147 relate to the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises. This Statement removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of FASB Statement No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions. Additionally, other provisions included in the new Statement 147 relate to the application of Statement 144 apply to certain long-term customer-relationship intangible assets recognized in an acquisition of a financial institution, including those acquired in transactions between mutual enterprises. Paragraph 5 of FAS 52 applied to the acquisition of a commercial bank, a savings and loan association, a mutual savings bank, a credit union, other depository institutions having assets and liabilities of the same types as those institutions, and branches of such enterprises. Paragraph 5 of FAS 52 applied to only those acquisitions in which the fair value of liabilities assumed by the acquiring enterprise exceeded the fair value of tangible and identifiable intangible assets acquired, and those provisions specify an amortization method for the portion of any unidentifiable intangible asset up to the amount of that excess. The acquisition of all or part of a financial institution that meets the definition of a business combination shall be accounted for by the purchase method in accordance with FASB Statement No. 141, Business Combinations. Regarding the Impairment and Disposal Accounting for Certain Acquired Long-Term Customer-Relationship Intangible Assets, the provisions of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, apply to long-term customer-relationship intangible assets, except for servicing assets, recognized in the acquisition of a financial institution. The application of the purchase method of accounting, is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to accounting for the impairment or disposal of certain long-term customer-relationship intangible assets are effective on October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets are effective on October 1, 2002, with earlier application permitted. Management estimates that adoption of this pronouncement will not have a material impact on the earnings or financial position of the Group.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 to require disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements in the summary of significant accounting policies. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for their employee stock-based awards using the fair value method. However, the disclosure provisions are required for all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in SFAS No. 123 or the intrinsic value method described in APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 148 is effective for fiscal years beginning after December 15, 2002 and early application is permitted. The Group currently accounts for stock based compensation in accordance with SFAS No. 123. Therefore the adoption of this Statement will not have effect on its financial position or result of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. Statement 149 amends certain other existing pronouncements. SFAS No. 149 will be effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The Group has not assessed what impact, if any, application of this Standard will have on its financial position, results of operations, or cash flows.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Specifically, this Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances): (1) a financial instrument issued in the form of shares that is mandatorily redeemable, (2) a financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets, (3) a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on certain specified criteria. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before its issuance date and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Group has not assessed what impact, if any, application of this Standard will have on its financial position, results of operations, or cash flows.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002.

The Group is assessing, but at this point does not believe that adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on its financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities—an interpretation of ARB No. 51 (FIN 46). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Group does not currently have interests in any variable interest entities, and thus does not expect that application of this Statement will have any material effect on its financial position or results of operation.

19. Consolidated Statements of Cash-Flows-

The following combined statements of cash flows for 2002, 2001 and 2000, are presented in connection with U.S. Statement of Financial Accounting Standards No. 95 and reflect the adoption of U.S. Statement of Financial Accounting Standards No. 104.

	Year ended December 31,
	2002	2001	2000
	(Thousands of Euros)
Cash Flows from Operating Activities:(a)
Net income	1,845,746	680,111	1,413,159
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and depreciation	1,215,117	2,833,738	1,850,871
Provision for loan losses and special reserves	2,846,444	2,986,843	1,414,776
Net decrease (increase) in trading securities	(8,284,485)	(16,424,080)	(6,599,486)
Gains on sale of premises and equipment	(154,054)	(313,794)	(92,418)
Gains on sale of investment securities and affiliated companies securities	(822,678)	(1,022,101)	(2,305,506)
Minority interests	775,947	645,223	681,800
Increase (Decrease) in taxes payable	(648,204)	893,165	(382,048)
Net decrease (increase) in interest receivable and payable and other accrued income and expenses	690,734	(973,759)	(435,681)

Net cash provided by operating activities	(2,535,433)	(10,694,654)	(4,454,533)

Cash Flows from Investing Activities:
Net decrease (increase) in interest bearing with banks	40,567	8,062,337	4,003,384
Net decrease in securities purchased under agreements to resell	2,481,524	2,264,637	1,899,415
Purchase of investment securities and affiliated companies	(6,284,522,879)	(5,076,408,085)	(1,161,401,410)
Proceeds from sales of investment securities and affiliated companies	6,307,517,713	5,085,094,538	1,165,841,748
Net increase in loans and leases	8,459,773	(15,371,997)	(8,209,266)
Purchase of premises and equipment	(1,142,896)	(1,770,975)	(1,752,227)
Proceeds from sales of premises and equipment	722,828	1,712,577	1,725,001
Acquisition of new consolidated companies-net of cash acquired	—	—	(877,826)
Other investing activities	366,532	(1,632,907)	321,746

Net cash used in investing activities	33,923,162	1,950,125	1,550,565

Cash Flows from Financing Activities:
Net increase (decrease) in non-interest-bearing deposits	215,151	158,305	304,338
Net increase in demand deposits	(5,589,469)	450,104	5,288,408
Net increase in savings deposits	(3,185,322)	6,735,783	1,137,301
Net increase (decrease) in time deposits	(15,802,230)	(6,856,641)	(501,965)
Net increase in other Bank of Spain and Deposit Guarantee Fund	4,805,580	1,635,748	(234,743)
Net increase in short-term borrowings	(389,711)	6,317,263	(8,601,343)
Proceeds from issuance of long-term debt	—	(3,253,057)	1,250,003
Repayment of long-term debt	(6,249,660)	5,030,526	(563,245)
Other financing activities	(4,793,970)	(90,740)	3,634,074
Capital increase	—	—	3,614,270
Capital reduction	—	—	(87,916)
Dividends paid	(1,252,870)	(1,100,240)	(926,478)

Net cash provided by financing activities	(32,242,501)	9,027,051	4,312,704

Net increase in cash and due from banks	(854,772)	282,522	1,408,736

Cash and due from banks at beginning of the year(b)	3,854,589	3,572,067	2,163,331
Cash and due from banks at end of the year(b)	2,999,817	3,854,589	3,572,067

(a)	The cash paid by the Company for interest and income taxes during 2002, 2001 and 2000 was as follows:

	2002	2001	2000
	Thousands of Euros
Interest expense	9,024,465	14,005,475	10,402,059
Income taxes	(580,991)	1,202,079	764,025

(b)	For purposes of the statement of cash flows, the Group considers as cash and cash equivalents the cash on hand and at banks.

During 2002, the most important non-cash transactions made by the Group were the transfers of loans to assets acquired through foreclosure amounting €237,895 thousand, approximately.

During 2001, the most important non-cash transactions made by the Group were the transfers of loans to assets acquired through foreclosure amounting €544,475 thousand, approximately.

During 2000 the most important non-cash transactions made by the Group were the following:

•	The acquisition of Argentaria net worth through the issue of 817,279,573 new BBV shares with a total par value of approximately €424,988 thousand and additional paid-in capital of €2,005,416 thousand.

•	In June and September 2000, the acquisition of shares of Banca Catalana, S.A., Banco de Alicante, S.A., Banco del Comercio, S.A. and Banco de Negocios Argentaria, S.A. held by non-Group third parties, in the merger of these entities into the Banco Bilbao Vizcaya Argentaria, S.A. through the issue of 2,025,244 new BBVA shares a total par value of approximately €993 thousand and additional paid-in capital of €9,721 thousand.

•	Several conversions of bonds in new BBVA shares through the issue of 43,312,220 shares with a total par value of approximately €21,223 thousand and additional paid-in capital of €578,606 thousand.

•	Transfers of loans to assets acquired through foreclosure amounting €798,216 thousand approximately.

20. SFAS 140- Accounting For The Transfers And Servicing Of Financial Assets And Extinguishments Of Liabilities

In September 2000, the Financial Accounting Standards Board issued Statement No. 140 (“SFAS 140”), Accounting For The Transfers And Servicing Of Financial Assets And Extinguishments Of Liabilities, which replaces SFAS 125 (of the same title). SFAS 140 revises certain standards in the accounting for securitizations and other transfers of financial assets and collateral, and requires some disclosures relating to securitization transactions and collateral, but it carries over most of SFAS 125’s provisions. The collateral and disclosure provisions of SFAS 140 are effective for year-end 2000 financial statements. The other provisions of this Statement were effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. Spanish GAAP was more restrictive than U.S. GAAP and the securitization activity of our Group is not as developed as it would be in a similar financial entity in the US. During 2002 and 2001 the Group transferred loans to securizitation funds (See Note 8). These loans were totally derecognized.

(32.2.C) CONSOLIDATED FINANCIAL STATEMENTS

1. Differences relating to the financial statements presentation-

Differences relating to the financial statements presentation exist between Spanish and U.S. GAAP presentation following the formatting guidelines in Regulation S-X of the Securities and Exchange Commission of the United States. Although these differences do not cause differences between Spanish and U.S. GAAP reported net income and/or Stockholders’ Equity, it may be useful to understand them to better interpret the Group’s financial statements presented in accordance with U.S. GAAP. Following is a summary of the significant classification differences that pertain to the basic financial statements.

Balance Sheet-

a.	The captions “Cash on hand and deposit at central banks”, “Due from credit institutions” and “Total Net Lending” (see Notes 7 and 8) include securities purchased under agreements to resell to central banks, financial institutions and other customers, respectively.

Under U.S. GAAP, “Securities purchased under agreement to resell” are presented as a separate item.

b.	Investments in debt securities issued by the Spanish Government, other public and private issuers and investments in equity securities (other than investments in affiliated companies) are presented as separate items in the balance sheet.

Under U.S. GAAP, investments in debt and equity securities (other than investments in affiliated companies) are presented under the caption “Investment securities”.

c.	Under spanish GAAP investments in affiliated companies are presented under “Investments in non-Group companies” and “Investments in Group companies” (see Notes 11 and 12). The goodwill related to investments in affiliated companies is presented under “Consolidation Goodwill- Companies accounted by the equity method” caption.

Under U.S. GAAP, these investments and the goodwill are presented under “Investments in affiliated companies”.

d.	Assets acquired through foreclosure and waiting disposition, net of the related allowances, are included under “Property and Equipment” in the balance sheet (see Note 14).

Under U.S. GAAP, such assets are presented under “Other assets”.

e.	“Treasury stock” is presented as separate asset items in the balance sheet. Under U.S. GAAP it is reported as a reduction of “Other additional capital”.

f.	The interim dividends are presented under the “Other Assets” caption under Spanish GAAP. Under U.S. GAAP, such item is reported as a reduction of “Retained earnings”.

g.	“Accumulated losses at consolidated companies” is presented as a separate item in the balance sheet. Under U.S. GAAP it is presented as a reduction of “Retained earnings” and “Other additional capital”.

h.	The “Other assets” caption on the asset side of the U.S. GAAP balance sheet includes the main portion of the following Spanish GAAP captions: “Intangible assets”, “Consolidation Goodwill—Fully and proportional consolidated companies”, “Other assets” and “Accrual accounts”.

i.	Funds from credit institutions (see Note 17) and from customers (see Note 18), both including securities sold under agreements to repurchase and other short-term borrowings, are presented as separate items in the balance sheet.

Under U.S. GAAP, such funds are presented under “Deposits” classified by nature, except securities sold under agreements to repurchase and other short-term borrowings, which are presented under the caption “Short term borrowings”.

j.	The captions “Marketable debt securities” and “Subordinated debt” disclosed in the balance sheet under Spanish GAAP are presented under the caption “Long term debt” under U.S. GAAP, except the item “Promissory Notes and other securities” and bonds and debentures outstanding with maturity in 2003 which are included under the “Short term borrowings” caption.

k.	The main portion of the following captions in the liability side in the Spanish GAAP balance sheet are presented under the caption “Other liabilities” in the U.S. GAAP balance sheet: “Other liabilities”, “Accrual accounts” and “Provisions for contingencies and expenses”.

l.	Net income attributed to minority interests is included in the caption “Minority interest” under U.S. GAAP.

m.	The following captions in the Spanish GAAP balance sheet are presented under the items “Additional Paid-in capital”, “Other additional capital” and “Retained earnings” in the U.S. GAAP balance sheet: “Net income attributed to the Group”, “Additional paid-in capital”, “Reserves”, “Revaluation reserves” and “Reserves at consolidated companies”, in addition to the captions disclosed above.

Statement of Income-

n.	The breakdown of interest income and interest expense under Spanish and U.S. GAAP is determined by the classification of the assets and liabilities that generate such income and expenses. However, net interest income under Spanish GAAP includes dividends from common stocks and affiliated companies and the interest cost assigned to the pension plan, which are classified as a part of “Gains (losses) from investment securities”, “Gains (losses) from affiliated company securities” and “Salaries and employee benefits” in the U.S. GAAP statement of income, respectively.

o.	Commissions and fees received and paid by the Group are presented as separate items in the statement of income for Spanish GAAP purposes.

Under U.S. GAAP, the main portion of such commissions and fees are classified, net, between “Commission and fees from fiduciary and securities activities” and “Other fees, net”.

p.	“Market operations” includes results from investment securities and results from foreign exchange and derivatives.

Under U.S. GAAP, such gains and losses are disclosed separately under “Gains (losses) from investment securities” and “Other Income”.

q.	“Other operating revenue” and “Other operating expenses” items are included under “Other income” and “Other expenses”, respectively in the U.S. GAAP statements of income.

r.	Occupancy and maintenance expenses of premises and equipment are included under the caption “General administrative expenses—General expenses”.

Under U.S. GAAP, such expenses are included as a part of “Occupancy expenses of premises, depreciation and maintenance”.

s.	Amortization of intangible assets is included as a part of “Depreciation and amortization”.

Under U.S. GAAP, such amortization is included under “Other expenses”.

t.	The following Spanish GAAP captions relating to operations with affiliated companies “Net income from companies carried by the equity method”, “Income on Group transactions” and “Losses on Group transactions” and the portion of “Amortization of Consolidation Goodwill” related to affiliated companies are included under “Gains (losses) from affiliated company securities” in the U.S. GAAP statement of income.

U.S. GAAP description of Extraordinary Income is more restrictive than the Spanish GAAP description (non-banking results), for this reason the main portion of “Extraordinary income” and “Extraordinary expenses” in the Spanish GAAP captions are presented under the “Other income” and “Other expenses” captions, respectively, for U.S. GAAP purposes.

2. Consolidated Financial Statements under Regulation S-X-

Following are the consolidated balance sheets of the BBVA Group as of December 31, 2002 and 2001 and the consolidated statement of income for each of the years ended December 31, 2002, 2001 and 2000, in the format for banks and bank holding companies required by Regulation S-X of the Securities and Exchange Commission of the United States of America, adjusted for the effects of the extraordinary amortization of goodwill mentioned in Note 2-a, and, accordingly, prepared in accordance with Spanish GAAP. The companies consolidated by the proportional method under SP GAAP as described in Note 2-c are not fully consolidated. The effect in the total assets would be less than 1%.

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(Currency—Thousands of Euros)

	December 31,
	2002	2001
Assets
Cash and due from banks	2,999,817	3,854,589
Interest-bearing deposits in other banks	19,426,792	19,467,359
Securities purchased under agreements to resell	8,650,080	11,148,913
Trading securities	28,101,746	22,683,099
Available for sale	41,403,841	59,938,233
Held to maturity	2,402,860	2,868,674

Investments securities(1)	71,908,447	85,490,006
Loans and leases, net of unearned income	146,031,737	155,562,596
Less: Allowance for loan losses	(5,225,291)	(6,066,238)

Net loans and leases(1)	140,806,446	149,496,358
Premises and equipment, net	3,750,741	4,749,727
Investments in affiliated companies	8,429,925	9,312,466
Intangible assets	398,637	542,083
Goodwill in consolidation	2,871,545	3,044,907
Accrual accounts	4,060,846	6,602,407
Others	11,484,522	11,419,380

Total other assets	18,815,550	21,608,777

Total assets	274,787,798	305,128,195

Liabilities and Stockholders’ Equity
Liabilities
Non-interest deposits	3,255,527	3,040,376
Interest bearing:
Demand deposits	43,676,677	49,266,146
Savings deposits	22,253,652	25,438,973
Time deposits	86,902,413	102,532,190

Total deposits	156,088,269	180,277,685
Due to Bank of Spain & Deposits Guarantee Fund	7,827,204	3,021,624
Short-term borrowings	52,259,883	52,721,810
Long-term debt	21,527,246	28,454,780
Taxes payable	190,532	248,603
Accounts payable	1,019,553	1,156,622
Accrual accounts	4,434,518	6,403,994
Pension allowance	2,621,906	2,358,552
Other Provisions	2,154,460	2,428,191
Others	7,640,705	7,293,606

Total other liabilities	18,061,674	19,889,568

Total liabilities	255,764,276	284,365,467
Minority interest	6,421,082	7,039,252

Stockholders’ equity
Capital stock	1,565,968	1,565,968
Additional paid-in capital	6,512,797	6,834,941
Other additional capital	(1,003,114)	(132,813)
Retained earnings	5,526,789	5,455,380

Total stockholders’ equity	12,602,440	13,723,476

Total liabilities and stockholders’ equity	274,787,798	305,128,195

(1)	As described in Note 8, as of December 31, 2002 and 2001, the face amount of the assets, basically loans, credits and securities pledged as security for own and third-party obligations, amounted to €18,190,848 thousand and €11,200,566 thousand, respectively.

121

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED

DECEMBER 31, 2002, 2001 AND 2000

(Currency—Thousands of Euros)

	Year ended December 31,
	2002	2001	2000
Interest Income
Interest and fees on loans and leases	10,990,117	11,983,244	10,543,417
Interest on deposits in other banks	777,137	1,375,086	2,002,488
Interest on securities purchased under agreements to resell	629,917	823,056	725,097
Interest on investment securities	3,031,386	6,767,438	5,850,210

Total interest income	15,428,557	20,948,824	19,121,212
Interest Expense
Interest on deposits	(6,069,297)	(8,477,174)	(6,867,567)
Interest on Bank of Spain & Deposit Guarantee Fund	(256,433)	(258,393)	(168,632)
Interest on short-term borrowings	(2,254,921)	(3,135,372)	(4,267,354)
Interest on long term debt	(1,096,571)	(1,264,638)	(1,343,454)

Total interest expense	(9,677,222)	(13,135,577)	(12,647,007)

Net Interest Income	5,751,335	7,813,247	6,474,205

Provision for loan losses	(1,743,338)	(1,919,230)	(973,357)

Net Interest Income after provision for loan losses	4,007,997	5,894,017	5,500,848

Non-interest income
Commissions and fees from fiduciary and security activities	1,960,955	2,288,522	2,129,566
Other fees, net	1,838,924	1,901,933	1,325,706
Gains (losses) from:
Affiliated companies’ securities	486,634	1,539,210	1,930,216
Investment securities	4,505,711	(687,462)	689,643
Foreign exchange, derivatives and other, net	423,710	329,932	332,480
Other income	(696,813)	2,673,200	632,968

Total non-interest income	8,519,121	8,045,335	7,040,579
Non-interest expense
Salaries and employee benefits	(3,851,979)	(4,372,189)	(3,911,049)
Occupancy expense of premises, depreciation and maintenance, net	(976,651)	(1,183,026)	(1,057,186)
General and administrative expenses	(1,604,728)	(1,887,599)	(1,632,108)
Amortization of goodwill	(519,894)	(1,003,449)	(470,364)
Net provision for specific allowances(1)	(386,476)	(925,775)	(428,654)
Other expenses	(2,068,129)	(1,453,500)	(1,424,940)
Minority shareholder’s interest	(746,919)	(645,223)	(681,800)

Total non-interest expense	(10,154,776)	(11,470,761)	(9,606,101)
Income Before Income Taxes	2,372,342	2,468,591	2,935,326

Income tax expense	(653,213)	(625,521)	(961,746)

Net Consolidated Income for the year	1,719,129	1,843,070	1,973,580

(1)	Net provision for specific allowances includes in 2002 the €152 million provision (€447 million in 2001) made to create the allowance for the Argentinean crisis (see Note 3-o)

As described in Note 32.2.B.1, the merger in 2000 with Argentaria was accounted for under Spanish GAAP through combining the results of merged entities commencing January 1, 2000 without purchase related revaluation. Under U.S. GAAP the business combination was accounted for following the purchase method of accounting which requires revaluation of assets and liabilities and limits combining of operating results of merged entities to the post acquisition results of operations.

Under Spanish GAAP the results of Argentaria’s operation from January 2000 have been included in the consolidated results of operation. In accordance with U.S. GAAP Argentaria’s operating results should only be included from the date of acquisition, which for U.S. Accounting purposes is considered to be January 28, 2000. Excluding Argentaria’s net income for the period from January 1, 2000 through January 31, 2000, the most recent month end reporting date after acquisition, would result in eliminating €89,395 thousand in the 2000 net consolidated income (See Note 32.2.B.1).

3. Condensed Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A (Parent Company Only)-

Following are the summarized balance sheets of Banco Bilbao Vizcaya Argentaria, S.A. as of December 31, 2002 and 2001:

	December 31,
	2002	2001
	(Thousands of Euros)
CONDENSED BALANCE SHEETS (Parent company only)
Assets
Cash and due from banks	19,089,296	17,176,236
Investment securities	40,649,146	48,208,707
Investment in subsidiaries and affiliated companies	13,056,716	13,120,922
Loans, net	100,510,331	99,012,471
Premises and equipment	2,100,123	2,224,367
Other assets	11,816,270	12,225,911

Total assets	187,221,882	191,968,614

Liabilities
Deposits	117,679,385	119,993,544
Due to Bank of Spain and Deposits Guarantee Fund	4,372,244	1,815,628
Short-term borrowings	23,200,105	30,201,367
Long-term debt	18,369,399	16,247,874
Other liabilities	14,470,823	14,195,943

Total liabilities	178,091,956	182,454,356
Stockholders’ equity
Capital stock	1,565,968	1,565,968
Retained earnings and other reserves	7,563,958	7,948,290

Total stockholder’s equity	9,129,926	9,514,258

Total liabilities and stockholder’s equity	187,221,882	191,968,614

Following are the summarized statements of income of Banco Bilbao Vizcaya Argentaria, S.A. as of December 31, 2002, 2001 and 2000:

	Year ended December 31,
	2002	2001	2000
	(Thousands of Euros)
CONDENSED STATEMENTS OF INCOME (Parent Company only)
Interest income
Interest from earning assets	7,047,212	8,607,042	8,564,725
Interest and dividends from subsidiaries
Consolidated	1,544,594	1,993,515	1,892,671
Nonconsolidated	223,648	276,502	245,027

	8,815,454	10,877,059	10,702,423
Interest expense	(4,627,304)	(6,675,315)	(6,857,781)

Net interest income	4,188,150	4,201,744	3,844,642
Provision for possible loan losses	(631,928)	(531,856)	(197,193)

Net interest income after provisions for possible loan losses	3,556,222	3,669,888	3,647,449
Noninterest income	2,760,177	2,931,304	2,579,754
Noninterest expense	(5,085,094)	(5,448,196)	(4,745,387)

Income before income taxes	1,231,305	1,152,996	1,481,816
Income tax expense	(24,209)	158,565	(101,242)

Net income	1,207,096	1,311,561	1,380,574

4. Consolidated Statements of Changes in Stockholders equity (Notes 1,2-d, 23 and 24)-

The variations in the number of registered shares as of December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
	Thousands of shares
NUMBER OF REGISTERED SHARES
Balance at beginning of the year	3,195,852	3,195,852	2,113,235
Merger with Argentaria (January 2000)	—	—	817,280
Merger with B.Catalana, B.Alicante, B.Comercio and BNA (June/Sep 2000)	—	—	2,025
Several issues for conversion of bonds	—	—	43,312
Other issues (May/June 2000)	—	—	220,000

Balance at the end of the year	3,195,852	3,195,852	3,195,852

Composition of stockholders’ equity (considering the final dividend) of December 31, 2002 and 2001, is presented in Note 2-d. The variation in stockholders’ equity as of December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
	Thousands of Euros
Balance at the beginning of the year (Note 2-d)	13,315,190	13,785,185	6,369,803

Merger with Argentaria	—	—	2,748,236
Net income for the year	1,719,129	1,843,070	1,973,580
Dividends paid	(1,112,156)	(1,224,011)	(1,138,774)
Increase / (decrease) in capital stock (Note 23)	—	—	467,086
(Increase) / decrease in treasury stock	(21,727)	36,764	(107,539)
Early retirements	(324,465)	(479,241)	(525,134)
Additional paid-in capital in capital increases	—	—	3,597,316
Exchange differences	(1,246,358)	(593,860)	413,280
Other variations	24,407	(52,717)	(12,669)

Balance at the end of the year (Note 2-d)	12,354,020	13,315,190	13,785,185

As described in Note 2-e, as of December 31, 2002 and 2001, the computable equity of the Group was higher than the minimum requirements stipulated by the Spanish regulation.

(32.2.D) MAIN DISCLOSURES REQUIRED BY U.S. ACCOUNTING REGULATIONS FOR BANKS AND ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP

1. Investment Securities-

The breakdown of the Group’s investment securities portfolio by issuer is as follows:

	2002				2001
	Book Value	Fair Value(1)	Unrealized Gains	Unrealized Losses	Book Value	Fair Value(1)	Unrealized Gains/Losses
	Thousands of Euros
DEBT SECURITIES
TRADING PORTFOLIO
Spanish Government	7,472,822	7,472,822	—	—	2,401,946	2,401,946	—
Other Fixed Interest Securities	19,696,996	19,696,996	—	—	19,248,873	19,248,873	—

	27,169,818	27,169,818	—	—	21,650,819	21,650,819	—
AVAILABLE FOR SALE PORTFOLIO
Domestic-
Spanish Government	10,414,171	10,712,057	298,787	(901)	15,491,518	15,694,788	203,270
Other Spanish public authorities	654,467	657,008	4,533	(1,992)	5,715	5,794	79
Other domestic issuers	2,521,579	2,542,443	29,026	(8,162)	3,444,778	3,473,477	28,699

	13,590,217	13,911,508	332,346	(11,055)	18,942,011	19,174,059	232,048
International-
United States-
US Treasury and other US Government agencies	26,099	26,101	17	(15)	1,506,998	1,514,629	7,631
States and political subdivisions	263	303	40	—	5,848	5,848	—
Other securities	2,457,942	2,454,130	10,527	(14,339)	1,020,758	1,019,899	(859)
Other countries-
Securities of other foreign Governments	19,969,745	19,983,762	130,548	(116,531)	30,357,752	30,312,345	(45,407)
Other debt securities outside Spain	3,284,011	3,308,113	55,037	(30,935)	5,463,447	5,442,045	(21,402)

	25,738,060	25,772,409	196,169	(161,820)	38,354,803	38,294,766	(60,037)

	39,328,277	39,683,917	528,515	(172,875)	57,296,814	57,468,825	172,011
HELD TO MATURITY PORFOLIO
Domestic-
Spanish Government	1,880,783	1,983,010	102,227	—	2,271,905	2,381,703	109,798
Other domestic issuers	522,077	561,760	39,683	—	596,769	648,306	51,537

	2,402,860	2,544,770	141,910	—	2,868,674	3,030,009	161,335

TOTAL DEBT SECURITIES (NET)	68,900,955	69,398,505	670,425	(172,875)	81,816,307	82,149,653	333,346

EQUITY SECURITIES
TRADING PORTFOLIO	931,928	931,928	—	—	1,032,280	1,032,280	—
AVAILABLE FOR SALE PORTFOLIO
Domestic	1,127,891	1,231,388	260,200	(156,703)	1,230,981	1,345,943	114,962
International-
United States	60,217	50,286	2,606	(12,537)	381,649	379,611	(2,038)
Other countries	887,456	919,679	241,988	(209,765)	1,028,789	1,054,874	26,085

	2,075,564	2,201,353	504,794	(379,005)	2,641,419	2,780,428	139,009

TOTAL EQUITY SECURITIES (NET)	3,007,492	3,133,281	504,794	(379,005)	3,673,699	3,812,708	139,009

TOTAL INVESTMENT SECURITIES (NET)	71,908,447	72,531,786	1,175,219	(551,880)	85,490,006	85,962,361	472,355

(1)	The Fair Values are determined based on year-end quoted market process for listed securities and on management’s estimate for unlisted securities.

An analysis of the book value of investments, exclusive of valuation reserves, by contractual maturity and fair value of the debt securities portfolio is shown below:

	2002
	BOOK VALUE
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
GOVERNMENT DEBT SECURITIES
Domestic:
- Investment securities:	3,970,897	4,926,042	1,063,010	454,222	10,414,171
. Spanish Treasury Bills	1,137,444	8,119	—	—	1,145,563
. Other Spanish Government securities	2,833,453	4,917,923	1,063,010	454,222	9,268,608
- Held to maturity portfolio	1,264,802	—	—	615,981	1,880,783
- Trading Portfolio	3,538,056	2,423,940	1,226,987	283,839	7,472,822

TOTAL	8,773,755	7,349,982	2,289,997	1,354,042	19,767,776

FIXED INCOME PORTFOLIO
- Investment securities:	4,224,680	10,960,227	4,676,076	9,053,123	28,914,106
International:
United States
. U.S. Treasury Securities and other US Government agencies	25,461	—	—	638	26,099
. States and political subdivisions	—	—	—	263	263
. Other Securities	615,733	520,948	24,066	1,297,195	2,457,942
Total United States	641,194	520,948	24,066	1,298,096	2,484,304

Other countries

. Securities of other foreign Governments	1,895,543	9,299,879	3,591,151	5,183,172	19,969,745
. Other debt securities outside Spain	1,540,889	882,539	420,999	439,584	3,284,011
Total other countries	3,436,432	10,182,418	4,012,150	5,622,756	23,253,756
Total International Inv. Sec.	4,077,626	10,703,366	4,036,216	6,920,852	25,738,060
Domestic:
. Other securities	147,054	256,861	639,860	2,132,271	3,176,046

- Held to maturity securities	10,355	432,307	21,838	57,577	522,077
International	—	—	—	—	—
Domestic	10,355	432,307	21,838	57,577	522,077
Total International	4,077,626	10,703,366	4,036,216	6,920,852	25,738,060
Total Domestic	157,409	689,168	661,698	2,189,848	3,698,123
- Trading Portfolio	- Not available information-				19,696,996

TOTAL	4,235,035	11,392,534	4,697,914	9,110,700	49,133,179

	2002
	MARKET VALUE
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
GOVERNMENT DEBT SECURITIES
Domestic:
- Investment securities:	3,985,471	5,049,901	1,195,096	481,589	10,712,057
. Spanish Treasury Bills	1,138,504	8,061	—	—	1,146,565
. Other Spanish Government securities	2,846,967	5,041,840	1,195,096	481,589	9,565,492
- Held to maturity portfolio	1,328,131	—	—	654,879	1,983,010
- Trading Portfolio	3,538,056	2,423,940	1,226,987	283,839	7,472,822

TOTAL	8,851,658	7,473,841	2,422,083	1,420,307	20,167,889

FIXED INCOME PORTFOLIO
- Investment securities:	4,283,996	10,919,405	4,801,020	8,967,439	28,971,860
International:
United States
. U.S. Treasury Securities and other US Government agencies	25,461	—	—	640	26,101
. States and political subdivisions	—	—	—	303	303
. Other Securities	671,569	522,210	24,436	1,235,915	2,454,130
Total United States	697,030	522,210	24,436	1,236,858	2,480,534
Other
. Securities of other foreign Governments	1,874,279	9,234,172	3,692,465	5,182,846	19,983,762
. Other debt securities outside Spain	1,560,515	901,451	424,521	421,626	3,308,113
Total other countries	3,434,794	10,135,623	4,116,986	5,604,472	23,291,875
Total International Inv. Sec.	4,131,824	10,657,833	4,141,422	6,841,330	25,772,409
Domestic:
. Other securities	152,172	261,572	659,598	2,126,109	3,199,451
- Held to maturity securities	11,506	461,374	30,610	58,270	561,760
International	—	—	—	—	—
Domestic	11,506	461,374	30,610	58,270	561,760
Total International	4,131,824	10,657,833	4,141,422	6,841,330	25,772,409
Total Domestic	163,678	722,946	690,208	2,184,379	3,761,211
- Trading Portfolio	-Not available information-				19,696,996

TOTAL	4,295,502	11,380,779	4,831,630	9,025,709	49,230,616

	2001
	Book Value	Fair Value
	Thousands of Euros
DEBT SECURITIES
Available for Sale and Held to Maturity Portfolio
Due in one year or less	14,473,884	14,496,706
Due after one year through five years	30,292,826	30,434,338
Due after five years through ten years	9,083,024	9,221,766
Due after ten years	6,315,754	6,346,024

	60,165,488	60,498,834
Trading portfolio	21,650,819	21,650,819

	81,816,307	82,149,653

See also Notes 6, 9 and 10 for other breakdowns of the Group’s investment securities portfolio as of December 31, 2002 and 2001.

2. Loans and Accounting by Creditors for Impairment of a Loan-

The balance of the recorded investment in impaired loans and of the related valuation allowance as of December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
	Thousands of Euros
Impaired loans requiring no reserve	1,544,711	1,445,205	1,233,126
Impaired loans requiring valuation allowance	3,543,273	3,239,614	3,176,779

Total impaired loans	5,087,984	4,684,819	4,409,905

Valuation allowance on impaired loans	3,437,163	3,226,698	3,125,467

The roll-forward of allowance is shown in Note 8 under Spanish GAAP. The reconciliation item to U.S. GAAP is in Note 32-2-B-8.

The approximate amount of interest collected concerning to substandard loans (and included in income) related to the current year amounted to €73,907 thousand and €97,358 thousand in 2002 and 2001, respectively and those related to prior years amounted to €53,123 thousand and €228,391 thousand in 2002 and 2001, respectively.

2002
Thousands of Euros
Interest revenue that would have been recorded if accruing	869,038
Net interest revenue recorded:
Related to current year	73,907
Related to prior years	53,123
Positive (negative) impact of non-performing loans on interest revenue	742,008

3. Investments In And Indebtedness Of And To Affiliates-

See Notes 11 and 12 and Exhibits II and III for detailed information of investments in nonconsolidated Group companies and other affiliates, and Note 27 for transactions of consolidated companies with such affiliates. Aggregated summarized financial information with respect to significant affiliated companies under Spanish GAAP for the years ended December 31, 2002 and 2001, are presented below:

2002	50% or more	Between 3% and 50%
	Thousands of Euros
Percentage of ownership-
Net sales	1,713,918	94,495,688
Operating income	(1,095,096)	13,648,138
Net income	168,469	(8,082,414)
Current assets	911,405	251,540,034
Noncurrent assets	11,075,757	240,333,808
Current liabilities	461,335	248,288,821
Non-current liabilities	11,525,827	243,585,021

2001	50% or more	Between 3% and 50%
	Thousands of Euros
Percentage of ownership-
Net sales	2,472,578	102,876,361
Operating income	541,260	15,508,203
Net income	223,974	4,914,854
Current assets	1,099,012	226,522,220
Noncurrent assets	9,920,032	236,393,379
Current liabilities	460,448	203,218,798
Non-current liabilities	10,558,596	259,696,801

4. Deposits-

The breakdowns of deposits from credit entities and customers as of December 31, 2002 and 2001, by domicile and type are included in Notes 17 and 18.

As of December 31, 2002 and 2001, the time deposits, both domestic and international, (other than interbank deposits) in denominations of €95 thousand (approximately US$ 100 thousand) or more amounted to €51,059 million and €49,320 million, respectively.

5. Short-Term Borrowings-

Under Spanish format and regulations, the information about “Short-Term borrowings” is not required as it is under S-X Regulations. Therefore this information is not disclosed in the preceding pages. The analysis of short-term borrowings is as follows. Securities sold under agreement to repurchase were secured by investment securities, mainly Spanish Treasury bills and other governmental securities secured securities.

	2002		2001
	Thousands of Euros	Average rate	Thousands of Euros	Average rate
Securities sold under agreement to repurchase:
At December 31	39,675,007	4.65%	48,080,073	6.16%
Average during year	39,813,951	4.72%	45,454,491	6.51%
Maximum quarter end balance	44,732,472	—	48,080,073	—
Other short-term borrowings basically Bank promissory notes:
At December 31	5,100,885	2.85%	4,641,737	4.87%
Average during year	3,967,296	3.12%	5,844,301	4.11%
Maximum quarter end balance	5,100,885	—	5,879,900	—

Total short-term borrowings at year end	44,775,892	4.44%	52,721,810	6.05%

Additionally, as of December 31, 2002, the “Short term borrowings” caption includes “Mortgage Bonds” amounting €7,483,991 thousand.

At December 31, 2002 and 2001, short-term borrowings include €16,619,199 thousand and €22,346,263 thousand, respectively of securities sold under agreements to repurchase from Bank of Spain and other Spanish and foreign financial Institutions.

Terms of the securities sold under agreements to repurchase that compose the balance at December 31, 2002, are as follows:

Thousands of Euros
Under 3 months	37,979,370
3 to 9 months	1,278,394
Over 9 months	417,243

39,675,007

A breakdown of securities sold under agreements to repurchase by type of security at December 31, 2002 and 2001, is as follows:

	December 31,
	2002	2001
	Thousands of Euros
Spanish Treasury Bills and Notes	5,991,369	5,316,944
Bank of Spain Certificates of Deposits	—	—
Securities of, or Guaranteed by, the Spanish Government	15,300,871	15,864,021
Other investment securities	18,382,767	26,899,108

	39,675,007	48,080,073

6. Long Term Debt-

See Notes 19 and 21.

7. Minority Interest In Consolidated Subsidiaries-

The details of minority interest as of December 31, 2002 and 2001 including preferred stock, and variations for the years then ended are included in Note 22.

In accordance with the Reg S-X.T. Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, BBVA Preferred Capital, Ltd. and BBVA Privanza International (Gibraltar), Ltd.—issuers of registered preference shares guaranteed by BBVA, S.A.—do not file the financial statements required for a registrant by Regulation S-X as:

■	BBVA Preferred Capital is a 100% owned finance subsidiary of BBVA, S.A. who fully and unconditionally guarantees the preferred shares.

■	BBVA Privanza International (Gibraltar), Ltd. is a 100% owned operating subsidiary of BBVA, S.A. who fully and unconditionally guarantees the preferred shares. Following is the condensed financial information for BBVA Privanza International (Gibraltar), Ltd. as of December 31, 2002.

The audited financial statements of BBVA Privanza International (Gibraltar), Ltd. are the following:

CONSOLIDATED PROFIT AND LOSS ACCOUNT for the year ended 31 December 2002

2002
£
Interest receivable	28,687,448
Interest payable	(633,511)

Net interest income	28,053,937
Fees and commissions receivable	522,344
Fees and commissions payable	(18,869)
Dealing profits	4,932

Operating income	28,562,344
Administrative expenses	(768,984)
Depreciation and amortisation	(48,109)
Provisions for bad and doubtful debts	67,179

Profit on ordinary activities before tax	27,812,430
Taxation	(225)

Profit on ordinary activities after tax	27,812,205
Dividends	(27,400,424)

Profit retained for the financial year	£411,781

CONSOLIDATED BALANCE SHEET as at 31 December 2002

2002
£
Assets
Cash	151,800
Loans and advances to banks	223,940,902
Loans and advances to customers	1,153,392
Tangible fixed assets	211,489
Prepayments and accrued income	85,902

Total assets	£225,543,485

Liabilities
Amounts owed to banks	1,115,631
Amounts owed to customers	9,745,727
Accruals and deferred income	299,409
Called up share capital	2,067,460
Share premium account	207,483,730
Capital redemption reserve	163,508
Foreign exchange equalisation reserve	(12,825,771)
Profit and loss account	17,493,791

Total liabilities	£225,543,485

Memorandum items

Contingent liabilities
Guarantees and assets pledged as collateral security	£—

8. Derivative Financial Instruments-

The breakdown of the Derivative Financial Instruments under Spanish GAAP is shown in Note 26. See also Note 32.2-B-13 for the additional disclosures required under SFAS 133.

9. Pension liabilities-

See Note 3-j for a detail of the pension commitments under Spanish GAAP. Additional disclosures and the reconciliation to U.S. GAAP is shown in Note 32-2-B-4.

10. Disclosures About Fair Value Of Financial Instruments (SFAS 107)-

As required by SFAS No. 107, Disclosures about Fair Value of Financial Instruments, (“SFAS No. 107”) the Group presents estimate fair value information about financial instruments for which it is practicable to estimate that value. Fair value of a financial instrument is the amount for which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is best determined by values quoted through active trading markets. Active trading markets are characterized by numerous transactions of similar financial instruments between willing buyers and willing sellers. Because no active trading market exists for various types of financial instruments, many of the fair values disclosed were derived using present value discounted cash flow or other valuation techniques. As a result, the Group’s ability to actually realize these derived values cannot be assured.

The estimated fair values disclosed under SFAS No. 107 may vary significantly between institutions based on the estimates and assumptions used in the various valuation methodologies. SFAS No. 107 excludes disclosure of goodwill, core deposits, nonfinancial assets such as fixed assets as well as certain financial instruments such as investments in affiliated companies.

Accordingly, the aggregate estimate fair values presented do not represent the underlying value of the Group. The actual carrying amounts and estimated fair values of the BBVA Group’s financial instruments as of December 31, 2002 and 2001, are as follows:

	2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	Thousands of Euros
Assets
Cash and due from banks	2,999,817	2,999,817	3,854,589	3,854,589
Interest-bearing deposits	19,426,792	19,480,678	19,467,359	19,488,147
Securities purchased under agreements to resell	8,650,080	8,650,415	11,148,913	11,148,829
Trading securities	28,101,746	28,101,746	22,683,099	22,683,099
Available for sale and held to maturity investments	43,806,701	44,430,040	62,806,907	63,279,262
Net loans	140,806,446	142,286,928	149,496,358	151,006,663

Liabilities
Noninterest bearing deposits	3,255,527	3,255,527	3,040,376	3,040,376
Demand deposits	43,676,677	43,676,677	49,266,146	49,266,146
Savings deposits	22,253,652	22,253,652	25,438,973	25,438,973
Time deposits	86,902,414	86,963,769	102,532,190	102,756,793
Short-term borrowings	52,259,883	52,238,955	52,721,810	52,729,394
Long-term debt	21,527,246	21,861,040	28,454,780	28,610,357

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments for which it is practicable to estimate such value:

a) Cash and due from banks

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

b) Interest-bearing deposits in other banks and securities purchased under agreement to resell

The fair value represents the present value of estimated future cash flows discounted at the average year-end market rates for each type of instrument.

c) Investment securities

c.1) Fixed income:

(i) Listed securities: at closing market prices as of December 31, 2002 and 2001.

(ii) Unlisted securities: on the basis of market prices of other listed fixed-income securities of similar interest rate, credit risk and maturity. If no similar listed fixed-income securities can be identified, the fair value is estimated by discounting future cash-flows using year-end rates based on market rates available on securities with similar credit and maturity characteristics.

c.2) Equity securities:

(i) Listed securities with less than 3% ownership: fair values are based on the 2002 and 2001 closing market price.

(ii) Unlisted securities: at underlying book value per the December 31, 2002 and 2001 financial statements of each investee, or otherwise based on the latest financial statements currently available.

d) Loans and leases

The fair value of the Group’s loan portfolio is based on the credit and interest rate characteristics of the individual loans within each sector of the portfolio. The fair value of loans was estimated by discounting scheduled cash flows through the estimated maturity using prevailing market rates at year-end, and is implemented as follows:

d.1) The estimate of the provision for probable loan losses includes consideration of risk premiums applicable to various types of loans based on factors such as the current situation of the economic sector in which each borrower operates, the economic situation of each borrower and guarantees obtained. Accordingly, the allowance for probable loan losses is considered a reasonable estimate of the discount required to reflect the impact of credit risk.

d.2) For fixed and floating-rate loans for which the interest rate was similar to the average rates available for each type of loan (such as commercial or mortgage loans) as of December 31, 2002 and 2001, the carrying amount, net of the related allowance for probable loan losses, is considered a reasonable estimate of fair value.

d.3) For the remaining loans which the Group determined were at rates different to those currently offered, the fair values are estimated as the present value of future cash flows discounted at the average year-end market interest rates at which similar loans are being granted to borrowers with similar credit ratings and remaining maturities.

e) Deposits and Short Term Borrowings

The fair value represents the present value of estimated future cash flows discounted at the average year-end market rates for each type of instrument.

f) Long-Term Debt

The fair value is estimated on the basis of the discounted present value of the cash flows over the remaining term of such debt. The discount rates were determined based on market rates available as of December 31, 2002 and 2001 on debt with similar credit and maturity characteristics of the Group’s.

g) Commitments and Contingencies

g.1) Guarantees and other sureties provided and documentary credits:

It is estimated that the differential, if any, between the fee charged by the Group for these transactions and the average year-end market fee would not give rise to a material difference.

g.2) Derivative Products:

The fair value of these products as of December 31, 2002, considering the related discounted cash-flows and the year-end prevailing rates and market values is presented in Note 26.

11. BBV Brasil transaction.

On January 13, 2003, BBVA reached a strategic agreement with Banco Bradesco, S.A., whereby BBVA will sell its Brazilian affiliate, BBV Brasil, S.A., to Banco Bradesco, S.A. in exchange for a stake in the latter’s share capital.

The main points of the strategic agreement are as follows:

■	The BBVA Brazilian banking and insurance business activities conducted by BBV Brasil, S.A. and its affiliates, will be integrated with Banco Bradesco, S.A. by transferring all the BBV Brasil, S.A. shares held by BBVA to Banco Bradesco, S.A.

■	In return for these shares, BBVA will receive newly-issued ordinary shares and preferred shares in Banco Bradesco, S.A. totalling 4.5 % of its share capital, as well as approximately 2,000 million Brazilian reais in cash.

■	Under the agreement, BBVA will be entitled to appoint a member of the Board of Directors of Banco Bradesco, S.A. and to set up a business area within Bradesco specifically devoted to the origination of business between BBVA and Bradesco, the provision of banking services to BBVA customers by Bradesco, and other areas of cooperation between both banks.

At measurement date -end of 2002-, the Group accounted for the expected net losses from the proposed sale, having debited the “Losses on disposal of holdings in entities consolidated by global and proportional integration” caption of the consolidated statement of income with the amount of 246 million euros, and credited the same amount to the caption “Losses at consolidated companies arising from negative exchange differences in consolidation” in order to cancel, pursuant to Bank of Spain regulations, the cumulative exchange losses, recorded against consolidation reserves, derived from the conversion of the financial statements of BBV Brasil since its takeover; this accounting transaction has no effect on the Group’s net worth. The Group has also recorded €92 millions of capital gains, which have been credited to the said caption of the consolidated statement of income and charged to the “Other Assets” caption of the consolidated balance sheet. Lastly, a Specific Fund of €35 millions has been allocated under the “Extraordinary Losses” caption of the statement of income to match the theoretical goodwill that will arise as a result of the aforementioned registration of the shares of Banco Bradesco, S.A. (see item 32.1 “Subsequent events”)

Under US GAAP the transaction should be measured at fair value and the remaining goodwill should be written off. These adjustments give rise to an increase in net income of €4,251 thousand (see item 32.2.B) and a decrease in net income of €137,812 thousand, respectively (see item 32.2.B.5 “Amortization of Goodwill”.)

The BBV Brasil Group’s contribution to the BBVA Group’s consolidated balance sheet, pursuant to Spanish accounting regulations, is as follows:

	2002			2001
	Group BBVA without Brazil	BBV Brasil Group	Total	Group BBVA without Brazil	BBV Brasil Group	Total
ASSETS
CASH ON HAND AND DEPOSITS AT CENTRAL BANKS:
Cash	1,857,409	10,949	1,868,358	2,388,638	14,256	2,402,894
Bank of Spain	1,081,684	0	1,081,684	1,828,490	0	1,828,490
Other central banks	4,913,136	187,150	5,100,286	4,924,806	84,034	5,008,840

	7,852,229	198,099	8,050,328	9,141,934	98,290	9,240,224

GOVERNMENT DEBT SECURITIES	19,767,776	0	19,767,776	20,165,369	0	20,165,369

DUE FROM CREDIT INSTITUTIONS
Current accounts	1,326,217	2,532	1,328,749	2,621,899	7,909	2,629,808
Other	19,218,923	928,607	20,147,530	19,473,898	1,095,050	20,568,948

	20,545,140	931,139	21,476,279	22,095,797	1,102,959	23,198,756

TOTAL NET LENDING	139,838,025	1,476,987	141,315,012	174,811,649	2,408,171	150,219,820

DEBENTURES AND OTHER DEBT SECURITIES	48,287,905	845,274	49,133,179	60,352,896	1,298,042	61,650,938

COMMON STOCKS AND OTHER EQUITY SECURITIES	2,999,235	8,257	3,007,492	3,658,145	15,554	3,673,699

INVESTMENTS IN NON-GROUP COMPANIES	6,023,975	200	6,024,175	6,641,935	0	6,641,935

INVESTMENTS IN GROUP COMPANIES	1,034,403	5,285	1,039,688	1,104,311	9,833	1,114,144

INTANGIBLE ASSETS:
Incorporation and start-up expenses	20,671	275	20,946	11,618	7,152	18,770
Other deferred charges	377,045	646	377,691	522,436	877	523,313

	397,716	921	398,637	534,054	8,029	542,083

CONSOLIDATION GOODWILL:
Fully and proportionally consolidated companies	2,871,545	0	2,871,545	3,041,235	3,672	3,044,907
Companies accounted for by the equity method	1,385,801	0	1,385,801	1,572,235	0	1,572,235

	4,257,346	0	4,257,346	4,613,470	3,672	4,617,142

PROPERTY AND EQUIPMENT:
Land and buildings for own use	1,920,702	17,585	1,938,287	2,497,579	33,356	2,530,935
Other property	903,948	4,125	908,073	1,411,014	13,132	1,424,146
Furniture, fixtures and other	1,698,193	89,412	1,787,605	2,050,924	165,885	2,216,809

	4,522,843	111,122	4,633,965	5,959,517	212,373	6,171,890

TREASURY STOCK	97,671	0	97,671	75,944	0	75,944

OTHER ASSETS	12,164,256	134,624	12,298,880	11,793,998	206,117	12,000,115

ACCRUAL ACCOUNTS	4,293,727	97,835	4,391,562	7,037,690	11,377	7,049,067

ACCUMULATED LOSSES AT CONSOLIDATED COMPANIES	3,553,923	96,285	3,650,208	2,400,257	300,698	2,700,955

TOTAL ASSETS	275,636,170	3,906,028	279,542,198	303,386,966	5,675,115	309,062,081

	2002			2001
	Group BBVA without Brazil	BBV Brasil Group	Total	Group BBVA without Brazil	BBV Brasil Group	Total
LIABILITIES AND EQUITY
DUE TO CREDIT INSTITUTIONS:
Current accounts	1,537,353	4	1,537,357	1,412,806	12	1,412,818
Other	53,777,622	804,069	54,581,691	61,538,573	1,636,604	63,175,177

	55,314,975	804,073	56,119,048	62,951,379	1,636,616	64,587,995

DEPOSITS:
Savings accounts-
Current	63,488,788	234,957	63,723,745	70,611,301	401,668	71,012,969
Time	55,981,239	1,455,113	57,436,352	65,784,369	1,727,802	67,512,171
Other deposits-
Time	25,382,875	17,393	25,400,268	27,943,264	31,030	27,974,294

	144,852,902	1,707,463	146,560,365	164,338,934	2,160,500	166,499,434

MARKETABLE DEBT SECURITIES:
Bonds and debentures outstanding	22,219,143	174,733	22,393,876	20,542,654	96,444	20,639,098
Promissory notes and other securities	5,129,396	0	5,129,396	4,736,576	0	4,736,576

	27,348,539	174,733	27,523,272	25,279,230	96,444	25,375,674

OTHER LIABILITIES	9,656,841	79,064	9,735,905	9,053,112	89,533	9,142,645

ACCRUAL ACCOUNTS	4,574,114	19,663	4,593,777	6,638,119	26,955	6,665,074

PROVISIONS FOR CONTINGENCIES AND EXPENSES :
Pension provision	2,621,907	0	2,621,907	2,358,552	0	2,358,552
Provision for taxes	0	0	0	0	0	0
Other provisions	2,137,048	84,363	2,221,411	2,353,557	72,031	2,425,588

	4,758,955	84,363	4,843,318	4,712,109	72,031	4,784,140

NEGATIVE CONSOLIDATION DIFFERENCE	47,554	0	47,554	42,744	0	42,744

CONSOLIDATED INCOME FOR THE YEAR:
Group	1,915,323	(196,194)	1,719,129	2,062,319	(219,249)	1,843,070
Minority interests	746,918	1	746,919	645,223	0	645,223

	2,662,241	(196,193)	2,466,048	2,707,542	(219,249)	2,488,293

SUBORDINATED DEBT	6,486,942	0	6,486,942	7,610,791	0	7,610,791

MINORITY INTERESTS	5,674,157	6	5,674,163	6,394,023	6	6,394,029

CAPITAL STOCK	1,565,968	0	1,565,968	1,565,968	0	1,565,968

ADDITIONAL PAID-IN CAPITAL	6,512,797	0	6,512,797	6,834,941	0	6,834,941

RESERVES	771,484	0	771,484	1,419,218	0	1,419,218

REVALUATION RESERVES	176,281	0	176,281	176,281	0	176,281

RESERVES AT CONSOLIDATED COMPANIES	6,150,595	314,681	6,465,276	5,240,646	234,208	5,474,854

TOTAL LIABILITIES AND EQUITY	276,554,345	2,987,853	279,542,198	304,965,037	4,097,044	309,062,081

The contribution of BBV Brasil to the Group’s consolidated statement of income based on spanish gaap during 2002 and 2001 is as follow:

NET INCOME	2002			2001			2000
(Thousands of Euros)	Group without Brazil	BBV Brasil Group	Total	Group without Brazil	BBV Brasil Group	Total	Group without Brazil	BBV Brasil Group	Total
NET INTEREST INCOME	7,503,489	303,977	7,807,466	8,550,389	273,713	8,824,102	6,693,675	300,963	6,994,638

NET FEES	3,609,948	58,433	3,668,381	3,981,014	56,609	4,037,623	3,316,096	53,466	3,369,562

BASIC MARGIN	11,113,437	362,410	11,475,847	12,531,403	330,322	12,861,725	10,009,771	354,429	10,364,200

MARKET OPERATIONS	743,402	21,721	765,123	473,808	16,287	490,095	737,161	41,464	778,625

ORDINARY REVENUE	11,856,839	384,131	12,240,970	13,005,210	346,610	13,351,820	10,746,932	395,893	11,142,825

GENERAL ADMINISTRATIVE EXPENSES	(5,570,412)	(201,313)	(5,771,725)	(6,482,408)	(242,352)	(6,724,760)	(5,689,000)	(248,080)	(5,937,080)
Personnel costs	(3,579,785)	(117,643)	(3,697,428)	(4,100,105)	(143,269)	(4,243,374)	(3,638,274)	(135,991)	(3,774,265)
Of which: Pensions	(132,624)	0	(132,624)	(112,474)	0	(112,474)	(109,606)	0	(109,606)
Other Administrative Expenses	(1,990,627)	(83,670)	(2,074,297)	(2,382,303)	(99,083)	(2,481,386)	(2,050,726)	(112,089)	(2,162,815)
DEPRECIATION AND AMORTIZATION	(598,051)	(32,970)	(631,021)	(709,380)	(32,437)	(741,817)	(628,727)	(23,734)	(652,461)
OTHER OPERATING EXPENSES (NET)	(259,976)	(1,504)	(261,480)	(282,055)	(4,363)	(286,418)	(175,027)	(1,791)	(176,818)

NET OPERATING INCOME	5,428,400	148,344	5,576,744	5,531,367	67,458	5,598,825	4,254,178	122,288	4,376,466

NET INCOME FROM COMPANIES ACCOUNTED	31,061	2,183	33,244	389,293	3,378	392,671	586,425	2,206	588,631
FOR BY THE EQUITY METHOD
Share in results of companies accounted for by the equity method	273,413	2,183	275,596	767,894	3,931	771,825	854,086	2,963	857,049
Correction for payment of dividends	(242,352)	0	(242,352)	(378,601)	(553)	(379,154)	(267,661)	(757)	(268,418)
AMORTIZATION OF CONSOLIDATION GOODWILL	(675,498)	(3,672)	(679,170)	(922,590)	(220,787)	(1,143,377)	(840,833)	(82,489)	(923,322)
NET INCOME ON GROUP TRANSACTIONS	514,713	(153,717)	360,996	953,987	0	953,987	1,310,706	(3,865)	1,306,841
NET LOAN LOSS PROVISIONS	(1,693,720)	(49,618)	(1,743,338)	(1,884,822)	(34,408)	(1,919,230)	(937,729)	(35,628)	(973,357)

NET SECURITIES WRITEDOWNS	3,366	0	3,366	(42,792)	0	(42,792)	(6,870)	0	(6,870)

EXTRAORDINARY NET LOSSES	(339,889)	(92,692)	(432,581)	(704,243)	(22,027)	(726,270)	(699,347)	(51,916)	(751,263)

PRE-TAX PROFIT	3,268,433	(149,172)	3,119,261	3,320,201	(206,387)	3,113,814	3,666,530	(49,404)	3,617,126

CORPORATE INCOME TAX AND OTHER TAXES	(606,192)	(47,021)	(653,213)	(612,659)	(12,862)	(625,521)	(969,764)	8,018	(961,746)

NET INCOME	2,662,241	(196,193)	2,466,048	2,707,542	(219,249)	2,488,293	2,696,766	(41,386)	2,655,380

MINORITY INTERESTS	746,918	1	746,919	645,223	0	645,223	681,800	0	681,800

NET ATTRIBUTABLE PROFIT	1,915,323	(196,194)	1,719,129	2,062,319	(219,249)	1,843,070	2,014,966	(41,386)	1,973,580

BBV Brasil Net income has included adjustments of Consolidation.

(*) Included “Translation differences” from BBV Brasil transaction.

Operating results under Spanish GAAP of discontinued operations associated with BBV Brasil were as follows:

	2002	2001	2000
	(In thousand)
Income (loss) from continuing operations before federal and foreign taxes	3,268,433	3,320,201	3,666,530
Provision (benefit) for federal and foreign taxes	(606,192)	(612,659)	(969,764)

Income (loss) from continuing operations	2,662,241	2,707,542	2,696,766
Discontinued operations:
Income (loss) from operations of discontinued BBV Brasil, S.A. (including federal and foreign taxes charges of €14,821 thousand and 12,862 thousand in 2002 and 2001, respectively, and federal and foreign taxes gains of €8,018 thousand in 2000)	24,443	(219,249)	(41,386)
Loss on disposal of BBV Brasil, S.A. (including federal and foreign tax charges of €32,200 thousand)	(220,636)	—	—

Income (loss) from discontinued operations	(196,193)	(219,249)	(41,386)

Net income (loss)	2,466,048	2,488,293	2,655,380

12. Segment Information-

SFAS 131, Disclosures about segment of an enterprise and related information requires some disclosures of the financial statements relating to operating segments of a public business enterprise.

•	Retail banking Spain and Portugal: formed by the Group’s retail businesses in Spain and Portugal. It includes the residential customer and Small and Medium Entities (SME) segments in the domestic market, the Finanzia group (which specializes in consumer financing, card distribution and renting activities), and the e-banking business through Uno-e Bank and that carried out by BBVA Portugal.

•	Wholesale and Investment Banking: encompasses the Group’s businesses with large companies and institutions through national and international corporate banking and institutional banking. In addition, it also includes the trading room businesses located in Spain, Europe and New York, the capital market business and the business carried out by BBVA’s stock market company.

•	Mexico: formed by the whole of the business generated in Mexico through the BBVA Bancomer Financial Group and its subsidiaries, which include the pension fund manager Afore Bancomer and the insurance companies.

•	Banking in America: encompasses the activity and profits of each of the Group’s subsidiary banks in Latin America and their investee companies, except for the business of the pension fund management and insurance companies, which is included in the Asset Management and Private Banking area. As mentioned above, this area does not include the results of the Banco Francés Group, which is included in Corporate Activities under the equity accounting results heading.

•	Asset Management and Private Banking: formed by the private banking and pension fund management businesses carried out through the various specialist units in Spain and abroad (excluding those of Afore Bancomer, which is part of the Mexico business area, as well as those of Argentina, the results of which are presented in the Corporate Activities area by means of equity accounting), as well as the business performed by the mutual fund managers in Europe and the security deposit and custody service businesses. It also includes the results of our insurance business, both in Spain and Latin America (except the insurance companies in Mexico and Argentina).

•	Argentina: Includes BBVA Banco Francés and Consolidar AFJP.

•	Corporate Activities: includes the Group’s real estate and industrial holdings activities, e-business and strategic holdings in Europe, as well as the activities and results of the support units, such as the Assets and Liabilities Management Unit. In addition, this chapter includes the other items that, by their nature, cannot be assigned to the business areas, such as country risk provisions and amortization of goodwill. Lastly, for the reasons explained above, the results of the group companies in Argentina are included, presented under the equity accounting heading. Due to the situation of the Argentinean economy and in order to permit homogeneous monitoring of the areas, the contribution of the Banco Francés Group, the pension fund manager Consolidar AFJP and the insurance companies that operate in such country have been included in the Corporate Activities area by means of equity accounting, without this altering the profit figure attributed to the Group in any way.

This structure of areas is in line with the internal organization established to manage and monitor the businesses in the BBVA Group during the year 2002. The balances for the financial year 2001, which are presented for comparative purposes, were drawn up following the same criteria.

The business areas contribution to net attributable profit and total assets are shown in the following tables:

	2002	2001	2000
	Millions of Euros
Business Area contribution to net attributable profit
Retail Banking	1,095	962	867
Wholesale and Investment Banking	328	376	354
Mexico	429	397	105
Banking in América	169	192	172
Asset Management and Private Banking	376	438	400
Corporate Activities	(678)	(2)	334
Argentina	(6)	(218)	144
Others	6	(302)	(402)

Net Attributable profit	1,719	1,843	1,974

	2002	2001
	Millions of Euros
Business Area contribution to total assets
Retail Banking	93,713	83,835
Wholesale and investment Banking	144,578	153,579
Mexico	58,118	73,835
Banking in America	23,051	30,309
Asset Management and Private Banking	10,725	14,453
Corporate Activities	59,373	60,429
Argentina	5,155	13,083

Total assets for reportable segments	394,713	429,523

Balance sheet reclassifications	(5,800)	(4,096)
Intearea Positions	(64,755)	(64,867)
Intergroup eliminations and other	(44,616)	(51,498)

Consolidated total assets	279,542	309,062

The differences between “Total Assets for Reportable Segments” and “Consolidated Total Assets” are due to the following reasons:

•	Balance sheet for reportable segments are designed with management criteria which differs from balance sheet formats for Banks required by Bank of Spain. (e.g.: according to Bank of Spain’s requirements allowance for loans losses are classified as assets, reducing the balance of loans, however in Balance Sheet Reportable Segments are classified as liabilities).

•	Balance sheet for reportable segments does not eliminate intearea positions.

•	Balance sheet for reportable segments does not consider the intra-group eliminations made during the consolidation process. As a consequence the amounts of “Total Assets for Reportable Segments” significantly differ from “Consolidated Total Assets”.

The accounting policies of the segments are principally the same as those described in Note 3. The accounting structure has been adjusted to the management structure, through the corresponding internal adjustments. Operating costs are divided among all the business areas in accordance with the scales that measure their distribution on the basis of the nature of the spending and consumption variables. This is also applied to ordinary corporate cost. The business areas are not affected by corporate decisions, such as the treatment of goodwill generated in investment or the constitution of extraordinary provisions.

(Millions of Euros)
	Retail Banking in Spain and Portugal			Wholesale and Investment Banking			Mexico			Banking in America			Asset Management and Private Banking
	2002	2001	Δ%	2002	2001	Δ%	2002	2001	Δ%	2002	2001	Δ%	2002	2001	Δ%
	(Millions of Euros)
Net lending	79,796	71,914	11.0	36,943	41,154	(10.2)	15,220	19,834	(23.3)	11,731	15,832	(25.9)	1,895	2,290	(17.2)
Securities portfolio	156	653	(76.1)	20,669	24,453	(15.5)	23,607	30,582	(22.8)	5,185	6,495	(20.2)	761	1,380	(44.9)
Liquid assets	2,108	1,164	81.0	26,068	25,850	0.8	13,703	15,179	(9.7)	4,342	5,589	(22.3)	7,377	9,902	(25.5)
Inter-area positions	9,638	7,390	30.4	54,229	56,386	(3.8)	240	392	(38.8)	—	59	n.s.	557	509	9.4
Fixed assets	798	889	(10.2)	60	70	(15.1)	1,818	2,609	(30.3)	689	1,089	(36.8)	64	160	(60.3)
Other assets	1,217	1,825	(33.3)	6,609	5,666	16.6	3,530	5,239	(32.6)	1,104	1,245	(11.3)	71	212	(66.5)

TOTAL ASSETS	93,713	83,835	11.8	144,578	153,579	(5.9)	58,118	73,835	(21.3)	23,051	30,309	(23.9)	10,725	14,453	(25.8)
Deposits and debt securities	49,327	47,875	3.0	32,455	25,832	25.6	38,143	52,649	(27.6)	15,897	19,202	(17.2)	6,661	8,146	(18.2)
Income for the period	1,170	1,037	12.9	367	417	(11.7)	782	825	(5.2)	260	247	5.3	462	531	(13.0)
Equity assigned	6,323	5,922	6.8	2,449	2,632	(7.0)	2,292	2,224	3.1	2,288	2,630	(13.0)	1,099	1,332	(17.5)
• Shareholders’ funds	3,633	3,514	3.4	1,348	1,491	(9.6)	1,335	1,145	16.6	1,945	2,030	(4.2)	609	622	(2.1)
• Other eligible funds	2,690	2,408	11.7	1,101	1,141	(3.5)	957	1,079	(11.3)	343	600	(42.8)	490	710	(30.9)
Liquid liabilities	3,708	3,313	11.9	68,425	77,368	(11.6)	11,813	12,965	(8.9)	3,180	6,694	(52.5)	2,378	3,483	(31.7)
Inter-area positions	29,499	22,163	33.1	30,162	33,111	(8.9)	—	40	n.s.	10	82	(87.8)	—	678	n.s.
Other liabilities	3,686	3,525	4.6	10,720	14,219	(24.6)	5,088	5,132	(0.9)	1,416	1,454	(2.6)	125	283	(55.8)

TOTAL LIABILITIES	93,713	83,835	11.8	144,578	153,579	(5.9)	58,118	73,835	(21.3)	23,051	30,309	(23.9)	10,725	14,453	(25.8)

	Corporate			Argentina			SUBTOTAL		Others			TOTAL GROUP
	2002	2001	Δ%	2002	2001	Δ%	2002	2001	2002	2001	Δ%	2002	2001
Net lending	2,005	3,058	(34.4)	2,714	8,653	(68.6)	150,304	162,735	(8,989)	(12,515)	(28.2)	141,315	150,220
Securities portfolio	22,590	23,807	(5.1)	927	888	4.4	73,895	88,258	5,076	4,988	1.8	78,971	93,245
Liquid assets	20,389	17,741	14.9	391	2,447	(84.0)	74,378	77,872	(44,852)	(45,433)	(1.3)	29,526	32,439
Inter-area positions	—	—	n.s.	91	131	(30.5)	64,755	64,867	(64,755)	(64,867)	(0.2)	—	—
Fixed assets	6,071	6,448	(5.8)	100	471	(78.8)	9,600	11,736	(310)	(405)	(23.6)	9,290	11,331
Other assets	8,318	9,375	(11.3)	932	493	89.0	21,781	24,055	(1,341)	(2,229)	(39.8)	20,440	21,826

TOTAL ASSETS	59,373	60,429	(1.7)	5,155	13,083	(60.6)	394,713	429,523	(115,171)	(120,461)	(4.4)	279,542	309,062
Deposits and debt securities	42,472	41,859	1.5	2,071	8,345	(75.2)	187,026	203,908	(11,323)	(9,921)	13.3	175,703	193,917
Income for the period	(589)	164	n.s.	8	(430)	n.s.	2,460	2,791	6	(302)	n.s.	2,466	2,489
Equity assigned	7,835	9,397	(16.6)	(22)	627	n.s.	22,264	24,764	3,770	2,670	41.2	26,034	27,434
• Shareholders’ funds	2,874	3,372	(14.8)	(41)	415	n.s.	11,703	12,589	3,789	2,882	31.5	15,492	15,471
• Other eligible funds	4,961	6,025	(17.7)	19	212	91.0	10,561	12,175	(19)	(212)	(91.0)	10,542	11,963
Liquid liabilities	2,940	3,783	(22.3)	1,289	1,442	10.6	93,733	109,048	(37,614)	(44,460)	(15.4)	56,119	64,588
Inter-area positions	5,134	8,662	(40.7)	—	118	n.s.	64,805	64,854	(64,805)	(64,854)	(0.1)	—	—
Other liabilities	1,581	(3,436)	n.s.	1,809	2,981	(39.3)	24,425	24,158	(5,205)	(3,524)	47.7	19,220	20,634

TOTAL LIABILITIES	59,373	60,429	(1.7)	5,155	13,083	(60.6)	394,713	429,523	(115,171)	(120,461)	(4.4)	279,542	309,062

	Retail Banking in Spain and Portugal					Wholesale and Investment Banking					Mexico					Banking in America					Asset Management and Private Banking
	2002	2001	2000	02/01 Δ %	01/00 Δ %	2002	2001	2000	02/01 Δ %	01/00 Δ %	2002	2001	2000	02/01 Δ %	01/00 Δ %	2002	2001	2000	02/01 Δ %	01/00 Δ %	2002	2001	2000	02/01 Δ %	01/00 Δ %
NET INTEREST INCOME	3,074	2,916	2,633	5.4	10.7	665	697	624	(4.6)	11.7	2,154	2,608	1,418	(17.4)	83.9	1,463	1,565	1,525	(6.6)	2.6	191	207	183	(7.5)	13.1
Net fee income	1,344	1,358	1,399	(1.0)	(2.9)	189	200	236	(4.7)	(15.3)	1,250	1,158	467	8.0	148.0	330	365	329	(9.5)	10.9	565	633	671	(10.8)	(5.7)

BASIC MARGIN	4,418	4,274	4,032	3.4	6.0	854	897	860	(4.6)	4.3	3,404	3,766	1,885	(9.6)	99.8	1,793	1,930	1,854	(7.1)	4.1	756	840	854	(10.0)	(1.6)
Market operations	44	61	56	(28.2)	8.9	72	105	102	(31.4)	2.9	118	188	175	(37.3)	7.4	153	72	96	112.1	(25.0)	50	11	17	n.s.	(35.3)

ORDINARY REVENUE	4,462	4,335	4,088	2.9	6.0	926	1,002	962	(7.4)	4.2	3,522	3,954	2,060	(10.9)	91.9	1,946	2,002	1,950	(2.8)	2.7	806	851	871	(5.3)	(2.3)
Personnel costs	(1,389)	(1,425)	(1,408)	(2.5)	1.2	(188)	(219)	(209)	(14.4)	4.8	(908)	(1,001)	(622)	(9.2)	60.9	(537)	(649)	(652)	(17.3)	(0.5)	(155)	(171)	(158)	(9.3)	8.2
General expenses	(708)	(758)	(746)	(6.6)	1.6	(113)	(120)	(118)	(6.3)	1.7	(715)	(904)	(576)	(20.9)	56.9	(415)	(502)	(530)	(17.2)	(5.3)	(100)	(90)	(95)	10.5	(5.3)
Depreciation and amortization	(139)	(146)	(133)	(4.9)	9.8	(15)	(16)	(16)	(6.4)	—	(175)	(196)	(133)	(10.4)	47.4	(124)	(153)	(139)	(18.7)	10.1	(20)	(23)	(30)	(12.9)	(23.3)
Other operating revenues and expenses	(51)	(60)	(42)	(15.3)	42.9	(2)	(1)	(3)	43.4	(66.7)	(151)	(164)	(72)	(8.2)	127.8	(26)	(34)	(23)	(22.8)	47.8	(3)	(3)	—	4.5	—

OPERATING INCOME	2,175	1,946	1,759	11.8	10.6	608	646	616	(5.4)	4.9	1,573	1,689	657	(6.9)	157.1	844	664	606	27.0	9.6	528	564	588	(6.4)	(4.1)
Net income from companies carried by the equity method	(4)	(4)	6	2.3	—	1	7	4	(87.4)	75	(7)	(2)	12	n.s.	(116.7)	8	(6)	(18)	n.s.	(66.7)	57	52	47	9.3	10.6
Amortization of Goodwill in consolidation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income on Group transactions	—	—	(1)	—	—	—	—	—	—	—	(4)	9	—	n.s.	—	1	4	(4)	(86.5)	—	1	41	(9)	(98.4)	—
Net loan Loss provisions	(434)	(402)	(291)	8	38.1	(145)	(129)	(103)	12.6	25.2	(423)	(568)	(295)	(25.5)	92.5	(319)	(258)	(241)	23.9	7.1	2	(3)	(10)	n.s.	(70.0)
Extraordinary itmes (net) and other	11	10	(14)	4.2	—	43	38	35	13	8.6	(10)	79	(50)	n.s.	—	(229)	(115)	(199)	98.6	(42.2)	(21)	(12)	(1)	88.6	—

PRE- TAX PROFIT	1,748	1,550	1,459	12.8	6.2	507	562	552	(9.3)	1.8	1,129	1,207	324	(6.4)	272.5	305	289	144	5.1	100.7	567	642	615	(11.9)	4.4
Corporate income tax	(578)	(513)	(509)	12.5	0.8	(140)	(145)	(139)	(2.3)	4.3	(347)	(382)	(73)	(9.1)	423.3	(45)	(42)	10	3.6	—	(105)	(111)	(105)	(6.4)	5.7

NET INCOME	1,170	1,037	950	12.9	9.2	367	417	413	(11.7)	1.0	782	825	251	(5.2)	228.7	260	247	154	5.3	60.4	462	531	510	(13.0)	4.1
Minority interests	(75)	(75)	(83)	0.1	(9.6)	(39)	(41)	(59)	(5.9)	(30.5)	(353)	(428)	(146)	(17.3)	193.2	(91)	(55)	18	67.7	—	(86)	(93)	(110)	(6.9)	(15.5)

NET ATTRIBUTABLE PROFIT	1,095	962	867	13.9	11.0	328	376	354	(12.4)	6.2	429	397	105	7.8	278.1	169	192	172	(12.4)	11.6	376	438	400	(14.3)	9.5

	Corporate Activities					Argentina					Subtotal					Others					TOTAL GROUP
	2002	2001	2000	02/01 Δ %	01/00 Δ %	2002	2001	2000	02/01 Δ %	01/00 Δ %	2002	2001	2000	02/01 Δ %	01/00 Δ %	2002	2001	2000	02/01 Δ %	01/00 Δ%	2002	2001	2000	02/01 Δ%	01/00 Δ%
NET INTEREST INCOME	(63)	167	(19)	(137.7)	—	324	664	631	(51.2)	5.2	7,808	8,824	6,995	(11.5)	26.1	—	—	—	—	—	7,808	8,824	6,995	(11.5)	26.1
Net fee income	(111)	(112)	(133)	(0.9)	(15.8)	101	436	400	(76.8)	9.0	3,668	4,038	3,369	(9.2)	19.9	—	—	—	—	—	3,668	4,038	3,369	(9.1)	19.9

BASIC MARGIN	(174)	55	(152)	(416.4)	(136.2)	425	1,100	1,031	(61.4)	6.7	11,476	12,862	10,364	(10.8)	24.1	—	—	—	—	—	11,476	12,862	10,364	(10.8)	24.1
Market operations	227	15	287	n.s.	(94.8)	101	38	46	165.8	(17.4)	765	490	779	56.1	(37.1)	—	—	—	—	—	765	490	779	56.1	(37.1)

ORDINARY REVENUE	53	70	135	(24.3)	(48.1)	526	1,138	1,077	(53.8)	5.7	12,241	13,352	11,143	(8.3)	19.8	—	—	—	—	—	12,241	13,352	11,143	(8.3)	19.8
Personnel costs	(429)	(425)	(370)	0.9	14.9	(92)	(353)	(355)	(73.9)	(0.6)	(3,698)	(4,243)	(3,774)	(12.8)	12.4	—	—	—	—	—	(3,698)	(4,243)	(3,774)	(12.8)	12.4
General expenses	58	99	108	(41.4)	(8.3)	(81)	(207)	(206)	(60.9)	0.5	(2,074)	(2,482)	(2,163)	(16.4)	14.7	—	—	—	—	—	(2,074)	(2,482)	(2,163)	(16.4)	14.7
Depreciation and amortization	(139)	(135)	(127)	3.0	6.3	(19)	(73)	(75)	(74.0)	(2.7)	(631)	(742)	(653)	(15.0)	13.6	—	—	—	—	—	(631)	(742)	(653)	(15.0)	13.6
Other operating revenues and expenses	(20)	(9)	(26)	122.2	(65.4)	(8)	(15)	(11)	(46.7)	36.4	(261)	(286)	(177)	(8.7)	61.6	—	—	—	—	—	(261)	(286)	(177)	(8.7)	61.6

OPERATING INCOME	(477)	(400)	(280)	19.3	42.9	326	490	430	(33.5)	14.0	5,577	5,599	4,376	(0.4)	27.9	—	—	—	—	—	5,577	5,599	4,376	(0.4)	27.9
Net income from companies carried by the equity method	(20)	121	680	(116.5)	(82.2)	(8)	7	2	(214.3)	250.0	27	175	733	(84.6)	(76.1)	6	218	(144)	(97.2)	(251.4)	33	393	589	(91.6)	(33.3)
Amortization of Goodwill in consolidation	(679)	(623)	(665)	9.0	(66.3)	—	—	—	—	—	(679)	(623)	(665)	— (9.0)	(6.3)	—	(520)	(258)	(100)	101.6	(679)	(1,143)	(923)	(40.6)	23.8
Net income on Group transactions	363	900	1,321	(59.7)	(31.8)	—	—	—	—	—	361	954	1,307	(62.2)	(27.0)	—	—	—	—	—	361	954	1,307	(62.2)	(27.0)
Net loan Loss provisions	(176)	(27)	67	551.9	(140.3)	(248)	(532)	(100)	(53.4)	432.0	(1,743)	(1,919)	(973)	— (9.2)	97.2	—	—	—	—	—	(1,743)	(1,919)	(973)	(9.2)	97.2
Extraordinary items (net) and other	(70)	(18)	(489)	288.9	(96.3)	(154)	(752)	(40)	(79.5)	—	(430)	(770)	(758)	(44.2)	1.6	—	—	—	—	—	(430)	(770)	(758)	(44.2)	1.6

PRE-TAX PROFIT	(1,059)	(47)	634	—	(107.4)	(84)	(787)	292	(89.3)	(369.5)	3,113	3,416	4,020	(8.9)	(15.0)	6	(302)	(402)	n.s.	(24.9)	3,119	3,114	3,618	0.2	(13.9)
Corporate income tax	470	211	(66)	122.7	(419.7)	92	357	(80)	(74.2)	(546.3)	(653)	(625)	(962)	4.5	(35.0)	—	—	—	—	—	(653)	(625)	(962)	4.3	(34.9)

NET INCOME	(589)	164	568	—	(71.1)	8	(430)	212	(101.9)	(302.8)	2,460	2,791	3,058	(11.9)	(8.7)	6	(303)	(402)	n.s.	(24.6)	2,466	2,489	2,656	(0.9)	(6.3)
Minority interests	(89)	(166)	(234)	(46.4)	(29.1)	(14)	212	(68)	(106.6)	(411.8)	(747)	(646)	(682)	15.6	(5.3)	—	—	—	—	—	(747)	(646)	(682)	15.8	(5.4)

NET ATTRIBUTABLE	(678)	(2)	334	—	(100.6)	(6)	(218)	144	(97.2)	(251.4)	1,713	2,145	2,376	(20.1)	(9.7)	6	(302)	(402)	n.s.	(24.9)	1,719	1,843	1,974	(6.7)	(6.6)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and had duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ José Sevilla Álvarez
	Name:	José Sevilla Álvarez
	Title:	Head of the Office of the Chairman

Date: June 30, 2003

I, Francisco González Rodríguez, certify that:

1.	I have reviewed this annual report on Form 20-F of Banco Bilbao Vizcaya Argentaria, S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Francisco González Rodríguez
Francisco González Rodríguez
Chairman and Chief Executive
Officer

I, José Ignacio Goirigolzarri Tellaeche, certify that:

1.	I have reviewed this annual report on Form 20-F of Banco Bilbao Vizcaya Argentaria, S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ José Ignacio Goirigolzarri Tellaeche
José Ignacio Goirigolzarri Tellaeche
President and Chief Operating Officer

I, José Sevilla Álvarez, certify that:

1.	I have reviewed this annual report on Form 20-F of Banco Bilbao Vizcaya Argentaria, S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ José Sevilla Álvarez
José Sevilla Álvarez
Head of the Office of the Chairman

EXHIBIT INDEX

Exhibit Number	Description
1.1	Amended and Restated Bylaws (Estatutos) of the Registrant, together with an English translation.*

4.1	Plan of Merger between Banco Bilbao Vizcaya, S.A. and Argentaria, Caja Postal y Banco Hipotecario, S.A.**

4.2	Master Agreement of Strategic Alliance between Telefónica and BBVA, together with an English translation***

8.1	Consolidated Companies Composing Registrant

10.1	Consent of Deloitte & Touche España, S.L.

*	Incorporated by reference to BBVA’s 2000 Annual Report on Form 20-F.
**	Incorporated by reference to BBVA’s Registration Statement on Form F-4 (File No. 333-11090) filed with the Securities and Exchange Commission on November 4, 1999.
***	Incorporated by reference to BBVA’s 1999 Annual Report on Form 20-F.