Form 20-F
period 2004-12-31
BANCO BILBAO VIZCAYA ARGENTARIA S A
filed 2005-06-30
CIK 842180

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

None

The number of outstanding shares of each class of stock of the Registrant at December 31, 2004 was:

Ordinary shares, par value €0.49 per share—3,390,852,043

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

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

i

ii

GLOSSARY

The terms below are used as follows throughout this Annual Report:

•	“Argentaria” means Argentaria, Caja Postal y Banco Hipotecario, S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBV” means Banco Bilbao Vizcaya, S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBVA”, “Bank” or “Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires. BBVA was formed by the merger of BBV and Argentaria, which was approved by the shareholders of each institution on December 18, 1999.

•	“Consolidated Financial Statements” means BBVA’s audited consolidated balance sheets as of December 31, 2004, 2003 and 2002 and BBVA’s audited consolidated statements of income for the years ended December 31, 2004, 2003 and 2002 included in this Annual Report.

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this Annual Report, including, without limitation, the information under

•	“Item 3. Key Information—Risk Factors”;

•	“Item 4. Information on the Company”;

•	“Item 5. Operating and Financial Review and Prospects”; and

•	“Item 11. Quantitative and Qualitative Disclosures About Market Risk”

identifies important factors that could cause such differences. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. BBVA undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in its business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

CERTAIN TERMS AND CONVENTIONS

First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars, “€” and “euro” refer to Euro and “ARP” refers to Argentine pesos.

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles

Unless otherwise indicated, the financial information contained in this Annual Report has been derived from financial statements that have been prepared in accordance with generally accepted accounting principles for banks in Spain, which include the accounting requirements established by the Bank of Spain (“Spanish GAAP”). See Note 32.2 to the Consolidated Financial Statements for a discussion of some respects in which Spanish GAAP differs from generally accepted accounting principles in the United States (“U.S. GAAP”).

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

Accelerated Amortization of Goodwill

The Consolidated Financial Statements are based on the Spanish statutorily approved financial statements included in BBVA’s reports to shareholders. The auditors’ report for the year ended December 31, 2000 was qualified with respect to the early amortization of goodwill arising mainly from the acquisition of our Latin American subsidiaries. In accordance with Spanish GAAP, this goodwill should have been capitalized and amortized over 10 years. U.S. securities regulations do not currently allow the use in filings with the Commission of financial statements on which the auditors’ report is qualified with respect to a material departure from generally accepted accounting principles. The financial statements included herein reflect adjustments of the Spanish statutorily approved financial statements solely for purposes of complying with U.S. securities regulations. The adjustments consist of the reversal of the early amortization of goodwill and the amortization of such goodwill over a period of five years, the estimated period of the associated assets’ useful life. The following table reflects these adjustments for the periods presented. This adjustment does not affect the years ended December 31, 2002, 2003 and 2004.

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

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Spanish GAAP Data

The historical financial information set forth below has been selected from, and should be read together with, the Consolidated Financial Statements included herein. For information concerning the preparation and presentation of financial information contained herein, see “Presentation of Financial Information”. Also see Note 32.2 of the Consolidated Financial Statements for a presentation of our shareholders’ equity and net income reconciled to U.S. GAAP.

	Year ended December 31,
	2004	2003	2002	2001	2000
	(in millions of euro, except per share/ADS data (in euro) and percentages)
Consolidated statement of income data
Net interest income	7,069	6,741	7,808	8,824	6,995
Net fee income	3,379	3,263	3,668	4,038	3,369

Basic margin	10,448	10,004	11,476	12,862	10,364
Market operations	605	652	765	490	779

Ordinary revenue	11,053	10,656	12,241	13,352	11,143

General administrative expenses	(4,963)	(5,031)	(5,772)	(6,725)	(5,937)
Depreciation and amortization	(453)	(511)	(631)	(742)	(653)
Other operating revenues and expenses, net	(197)	(219)	(261)	(286)	(177)

Net operating income	5,440	4,895	5,577	5,599	4,376

Net income from companies accounted for by the equity method	360	383	33	393	589
Amortization of consolidation goodwill(1)	(582)	(639)	(679)	(1,143)	(923)
Net income on Group transactions	592	553	361	954	1,307
Net loan loss provisions	(931)	(1,277)	(1,743)	(1,919)	(973)
Net securities write-downs	—	—	3	(43)	(7)
Extraordinary items, net	(730)	(103)	(433)	(727)	(751)

Pre-tax profit(1)	4,149	3,812	3,119	3,114	3,618

Corporate income tax and other taxes	(957)	(915)	(653)	(625)	(962)

Income before minority interests(1)	3,192	2,897	2,466	2,489	2,656

Minority interests	(390)	(670)	(747)	(646)	(682)

Net attributable profit(1)	2,802	2,227	1,719	1,843	1,974

Per Share/ADS(2) data

Operating income(3)	1.61	1.53	1.75	1.75	1.44
Number of shares	3,390,852,043	3,195,852,043	3,195,852,043	3,195,852,043	3,195,852,043
Net attributable profit(3)	0.83	0.70	0.54	0.58	0.65
Dividends(3)(4)	0.44	0.38	0.35	0.38	0.36

	At December 31,
	2004	2003	2002	2001	2000
	(in millions of euro, except per share/ADS data (in euro) and percentages)
Consolidated balance sheet data
Total assets(1)	311,072	287,150	279,542	309,062	296,345
Loans and leases, net	170,248	148,827	141,315	150,220	137,467
Deposits	147,051	141,049	146,560	166,499	154,146
Marketable debt securities and subordinated debt	52,434	41,782	34,010	32,986	31,571
Minority interests	4,435	5,426	5,674	6,394	6,304
Capital and reserves(1)(5)	14,270	11,473	11,842	12,770	13,047
Consolidated ratios
Profitability ratios:
Net interest margin(6)	2.33%	2.4%	2.70%	2.92%	2.58%
Return on average total assets(7)	1.05%	1.04%	0.85%	0.82%	0.98%
Return on average capital and reserves(8)	20.0%	18.45%	13.72%	13.96%	18.68%
Credit quality data
Loan loss reserve	4,506	4,736	5,346	6,320	8,155
Loan loss reserve as a percentage of total loans and leases	2.58%	3.09%	3.65%	4.05%	5.71%
Substandard loans(9)	2,109	3,126	3,531	2,743	2,862
Non-Performing loans as a percentage of total loans and leases	1.04%	1.74%	2.37%	1.75%	2.00%
Loan loss reserve as a percentage of substandard loans	213.7%	151.5%	151.42%	230.40%	284.94%

(1)	Reflects the reversal of the early amortization of goodwill in 2000 and 2001. See “Presentation of Financial Information”.
(2)	Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.
(3)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period.
(4)	Calculated based on total dividends paid in respect of each period indicated.
(5)	Capital and reserves caption includes capital stock, additional paid-in capital, and retained earnings.
(6)	Represents net interest income as a percentage of average total assets.
(7)	Represents income before minority interests as a percentage of average total assets.
(8)	Represents net attributable profit as a percentage of average capital and reserves.
(9)	Only past due payments, and not outstanding principal, are included in the balance of substandard loans unless and until the entire principal amount is classified as substandard under applicable Bank of Spain rules.

U.S. GAAP Information

	Year ended December 31,
	2004	2003	2002	2001	Restated 2000(1)		2000
	(in millions of euro, except per share/ADS data (in euro) or as otherwise indicated)
Consolidated statement of income data
Net income(2)	3,095	1,906	1,846	680	1,413		1,544
Basic earnings per share/ADS(3)(4)	0.92	0.60	0.58	0.21	0.47		0.51
Diluted earnings per share/ADS(3)(4)	0.92	0.60	0.58	0.21	0.46		0.50
Dividends per share/ADS (in dollars)(4)(5)	0.36	0.34	0.33	0.34	0.39		0.39
Consolidated balance sheet data as at December 31
Total assets(6)	314,350	287,912	290,430	322,612	308,644	(7)	313,120
Stockholders’ equity(6)	23,465	19,583	18,908	21,226	22,579		22,579
Basic stockholders’ equity per share/ADS(4)	6.96	6.13	5.92	6.64	7.43		7.43
Diluted stockholders’ equity per share/ADS(4)	6.96	6.13	5.91	6.63	7.33		7.33

(1)	The restated amounts are calculated according to the guidance of paragraphs 36-37 of APB 20 “correction of an error”, which is described in Note 32.2.B.15 to our consolidated financial statements included in our Annual Report on Form 20-F for 2002, in order to reflect the actual timing and substance of all transactions associated with the “unreported funds” described under “Item 8—Financial Information—Legal Proceedings”.

(2)	We generally refer to our income after taxes and minority interests as “net attributable profit”. In the case of the U.S. GAAP information provided above, the term “net income” is used for consistency with Note 32.2 to our Consolidated Financial Statements, which includes additional U.S. GAAP information and generally refers to “net income” in cases in which we would otherwise use the term “net attributable profit”.
(3)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period.
(4)	Each ADS represents the right to receive one ordinary share.
(5)	Dividends per share/ADS are translated into dollars for 2004 through 2000, at an average exchange rate for each year, calculated based on the average of the noon buying rates for euro from the Federal Reserve Bank of New York on the last date of each month during the relevant period, expressed in dollars per €1.00.
(6)	At the end of the reported period.
(7)	Total assets were restated for 2000 from €313,120 million to €308,612 million due to a reclassification of certain assets of Bancomer, as reported in our Annual Report on Form 20-F for 2001.

Exchange Rates

On January 1, 1999, the euro was introduced as a new currency in the following 11 European Union (“EU”) member states, forming the European Monetary and Economic Union at such date: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. As of January 2001, the euro was also introduced as the new currency in Greece. The currencies of the participating member states were nondecimal subdivisions of the euro until January 1, 2002 and for up to six months thereafter. The exchange rate at which the peseta has been irrevocably fixed against the euro is Ptas.166.386 = €1.00. Beginning January 1, 2002, the participating member states issued new euro-denominated bills and coins for use in cash transactions. By July 1, 2002, the participating member states withdrew from circulation the bills and coins denominated in their respective currencies, and they are no longer legal tender for any transactions. As used in this Annual Report, the term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.

The following tables describe, for the periods and dates indicated, information concerning the noon buying rate for euro, expressed in dollars per €1.00.

Year ended December 31	Average (1)
2000	0.9207
2001	0.8909
2002	0.9495
2003	1.1411
2004	1.2478
2005 (through June 29)	1.2777

(1)	The average of the noon buying rates for the euro on the last day of each month during the relevant period.

Month ended	High	Low
December 31, 2004	1.3625	1.3224
January 31, 2005	1.3476	1.2954
February 28, 2005	1.3274	1.2773
March 31, 2005	1.3465	1.2877
April 30, 2005	1.3093	1.2819
May 31, 2005	1.2936	1.2349
June 30, 2005 (through June 29)	1.2320	1.2035

The noon buying rate for euro from the Federal Reserve Bank of New York, expressed in dollars per €1.00, on June 29, 2005, was $1.2101. Unless otherwise indicated, amounts that have been converted to euro in this Annual Report have been done so at the corresponding exchange rate published by the European Central Bank on December 31 of the relevant year.

At December 31, 2004, approximately 29.0% of our assets and approximately 32.2% of our liabilities were denominated in currencies other than euro (principally dollars).

For a discussion of our foreign currency exposure, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk Management by Business Area—Market risk in 2004—Structural Exchange Rate Risk”.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to us

Since our loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on our financial condition.

We historically have developed our lending business in Spain, which continues to be our main place of business. As of December 31, 2004, business activity in Spain accounted for 76.46% of our loan portfolio. See “Item 4. Information on the Company—Selected Statistical Information—Loans by Geographic Area”. Any adverse changes affecting the Spanish economy are likely to have a significant adverse impact on our loan portfolio and, as a result, on our financial condition and results of operations.

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

The sound economic growth, the strength of the labor market and a decrease in interest rates in Spain have caused an increase in the demand of mortgage loans in the last few years. This has had repercussions in housing prices, which have also risen significantly. As residential mortgages are one of our main assets, comprising 40%, 42% and 44% of our loan portfolio at December 31, 2002, 2003 and 2004, respectively, we are currently highly exposed to developments in real estate markets. A strong increase in interest rates or unemployment in Spain might have a significant negative impact in mortgage payment delinquency rates. An increase in such delinquency rates could have an adverse effect on our business, financial condition and results of operations.

Highly-indebted households and corporations could endanger our asset quality and future revenues.

Spanish households and firms have reached, in recent years, a high level of indebtedness, which represents increased risk for the Spanish banking system. The increase of loans referenced to variable interest rates make debt service on such loans more vulnerable to changes in interest rates than in the past. The increase in households’ and firms’ indebtedness also limits their ability to incur additional debt, decreasing the number of new products we may otherwise be able to sell them.

A sudden shortage of funds could cause an increase in our costs of funding and an adverse effect on our operating revenues.

Historically, one of our principal sources of funds has been savings and demand deposits. Time deposits represented 35.0%, 31.1% and 29.3% of our total funding at December 31, 2002, 2003 and 2004, respectively. Large-denomination time deposits may, under some circumstances, such as during periods of significant changes in market interest rates for these types of deposit products and resulting increased competition for such funds, be a less stable source of deposits than savings and demand deposits. In addition, since we rely heavily on short-term deposits for our funding, we cannot assure you that, in the event of a sudden or unexpected shortage of funds in the banking systems or money markets in which we operate, we will be able to maintain our current levels of funding without incurring higher funding costs or having to liquidate certain of our assets.

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

In addition, income from treasury operations is particularly vulnerable to interest rate volatility. Since approximately 69% of our portfolio consists of variable interest rate loans maturing in more than one year, rising interest rates may also bring about an increase in the non-performing loan portfolio.

We must adopt new accounting standards in 2005 that will impact our financial reporting.

In 2004 we prepared our financial statements in accordance with Spanish GAAP, and prepared a reconciliation of certain items to U.S. GAAP as required by SEC regulations. Under current European Union (EU) law, listed EU companies had to apply from January 1, 2005 International Financial Reporting Standards (IFRS) adopted by the EU in preparing their consolidated financial statements.

Applying these standards to our consolidated financial statements will imply a change in the presentation of our financial information since the financial statements will include more components and reflect classification differences, and additional disclosure will be required. Additionally, there will be a change in the valuation of certain items. Regarding the former, at this moment it is not possible to determine the exact impact that this new regulation will entail compared to Spanish GAAP, since new pronouncements from the International Accounting Standards Board (IASB), or pronouncements that are not endorsed by the European Union (EU) prior to the preparation of our December 31, 2005 consolidated financial statements, may have an impact on our financial statements. Regarding the latter, we have performed a preliminary analysis of how the adoption of IFRS will impact our financial condition and results of operations. We cannot assure you, however, that we will not experience any decreases in our shareholders’ equity or that our net income, each as calculated under IFRS, will not decrease or increase, respectively, when we prepare our 2005 consolidated financial statements under IFRS. We also cannot assure you that any such decrease in shareholders’ equity or net income would not have a material adverse effect on our results of operations and financial condition. See “Operating and Financial Review and Prospects-International Financial Reporting Standards (IFRS)”.

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

Risks Relating to Latin America

The devaluation of the Argentine peso, high inflation and other adverse macroeconomic conditions in Argentina and related emergency measures adopted by the Argentine Government in 2001 and 2002 have had, and may continue to have, a material adverse effect on our business, financial condition and results of operations.

The Argentine economy experienced a severe crisis in 2001 and 2002, marked by the continued movement of capital out of Argentina, the end of convertibility of the peso, devaluation, and the return of inflation. The crisis had a strong impact on the financial system and jeopardized the solvency and liquidity of banks. In 2003 and 2004, the Argentine economy stabilized and experienced significant growth, but uncertainty regarding the scope, sustainability and pace of the recovery remained. The Argentine economic and social situation has quickly deteriorated in the past and may quickly deteriorate in the future and we cannot assure you that the Argentine economy will continue to experience sustained growth.

The emergency measures adopted by the Argentine government in response to the economic crisis at the end of 2001 and during 2002 that affected our results of operations included: freezing public debt payments, ending convertibility between the Argentinean peso and the dollar, imposing cash withdrawal limits on sight and savings accounts, re-scheduling of term deposit maturities and converting dollar assets and liabilities to pesos at different exchange rates.

As a result of the emergency measures described above, we have written off our entire investment in Argentina to date. However, despite our provisions and write-downs, a deterioration in the Argentine economy or further emergency measures adopted by the government in Argentina could have a material adverse effect on our business, financial condition and results of operations.

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

On March 29, 2005, our Board of Directors approved the launch of an exchange offer for the approximately 85.3% of the shares of Banco Nacionale del Lavoro, S.p.A. (“BNL”) which we did not already own (the “BNL Exchange Offer”). Under the terms of the BNL Exchange Offer, BBVA is offering one of its ordinary shares for every five ordinary shares of BNL. On April 8, 2005, BNL’s board of directors announced that it considered the terms of the BNL Exchange Offer to be fair and on April 27, 2005, the Commission of European Union approved the BNL Exchange Offer as compatible with the European common market. On April 14, 2005, the Commissione Nazionale per la Borsa (the Italian securities regulator) approved the BNL Exchange Offer and on May 13, 2005, the Bank of Italy authorized BBVA to acquire more than 50% of BNL’s shares. On June 14, 2005, an Extraordinary Meeting of Shareholders of BBVA approved a capital increase to finance the BNL Exchange Offer. Under the terms of the proposed capital increase, BBVA will issue up to a maximum of 531,132,133 new ordinary shares. BBVA’s shareholders also resolved to delegate to our Board of Directors the authority to determine the appropriate moment to undertake the capital increase. On June 21, 2005, the Bank of Spain announced that it would not oppose the capital increase.

We launched the exchange offer on June 20, 2005 and the final day on which acceptances will be accepted will be July 22, 2005. The BNL Exchange Offer is not being made and will not be made, directly or indirectly, in or into the United States, Canada, Japan, Australia or any other jurisdiction in which any such exchange offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations. In particular, no offer to purchase BNL shares or to sell BBVA shares is being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States and the BNL Exchange Offer will not be capable of acceptance by any such use, means, instrumentality or facility. Accordingly, under the terms of the BNL Exchange Offer, we will not accept tenders from the United States or from Canada, Japan, Australia or any other jurisdiction in which the BNL Exchange Offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations.

Capital Expenditures

Our principal capital expenditures from 2002 to the date of this Annual Report were the following:

2005

On April 28, 2005, we acquired all of the common shares of Laredo National Bancshares Inc., a privately-owned financial holding company and bank holding company headquartered in Laredo, Texas for $850 million. The acquisition closed after receiving regulatory approvals from the Board of Governors of the Federal Reserve System and the Bank of Spain.

On January 7, 2005, our Mexican affiliate Grupo Financiero BBVA Bancomer, S.A. de C.V. (“Bancomer”) acquired all of the common shares of Hipotecaria Nacional de Mexico, a privately held Mexican mortgage bank, for $356 million. The acquisition closed after receiving regulatory approvals from the relevant Mexican authorities.

2004

On January 30, 2004, our Board of Directors adopted a resolution to launch a tender offer for the approximately 40.6% of the shares of Bancomer, our Mexican affiliate, which were not already owned by BBVA. The tender offer was launched on February 19, 2004 and expired on March 19, 2004. As a result of the successful completion of the tender offer and subsequent purchases during 2004 of Bancomer’s capital stock, at December 31, 2004, we owned 99.70% of Bancomer’s outstanding shares.

On March 18, 2004, the Board of Directors of BBVA Banco Francés, S.A. (“Banco Francés”), our Argentine affiliate, resolved to implement a plan intended to improve Banco Francés’s adjusted stockholders’ equity and enable Banco Francés to comply with new minimum capital requirements established by the Argentine Central Bank. Under this plan, we:

•	acquired from Banco Francés its entire interest in Banco Francés (Cayman) Limited for $238.5 million; and

•	subscribed to a capital increase by capitalizing a loan we granted to Banco Francés in an amount up to U.S.$77.7 million.

The transactions involving Banco Francés described above did not affect BBVA’s consolidated operating results because (i) in the case of the loan capitalization, BBVA had previously fully provisioned the loan, and (ii) in the case of the purchase of Banco Francés (Cayman) Limited, this entity was already fully consolidated by BBVA.

On October 8, 2004, we acquired all the shares of Valley Bank, a bank licensed in the state of California, for U.S.$16.7 million, which was BBVA’s first commercial banking acquisition in the United States.

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

Capital Divestitures

Our principal capital divestitures from 2002 to the date of this Annual Report were the following:

2005

We engaged in a series of purchases and sales of shares of Iberdrola, S.A. during the three months ended March 31, 2005, resulting in a 0.3% net reduction of our holding and giving rise to a capital gain of €74.76 million.

2004

In January 2004, BBVA sold 2.2% of the capital stock of Gas Natural, S.D.G. S.A. At the time the transaction closed, BBVA had not completed preparation of its 2003 Consolidated Financial Statements and therefore, in accordance with Spanish GAAP, reflected the amortization of €70 million of consolidation goodwill which resulted from the transaction in such financial statements rather than in its 2004 Consolidated Financial Statements.

In March 2004, the Group sold its 24.4% holding in Banco Atlántico, S.A. at the price established by Banco Sabadell, S.A. in its tender offer for all the shares of Banco Atlántico, S.A. This sale gave rise to a gain of €217.7 million for the BBVA Group.

In March 2004, the Group sold its 50% holding in Hilo Direct Seguros y Reaseguros, S.A, which represented all of the Group’s interests. This sale gave rise to a gain of €26 million for the BBVA Group.

In June 2004, the Group sold its 5.0% holding in Acerinox, S.A., which represented all of the Group’s interests. This sale gave rise to a gain of €34.6 million for the BBVA Group.

On September 6, 2004, the Group sold its 17.2% holding in Vidrala, S.A., giving rise to a gain of €19.3 million.

In December 2004, the Group sold its 3% holding in Gamesa, S.A., which represented all of the Group’s interests. This sale gave rise to a gain of €53.1 million for the BBVA Group.

In the second quarter of 2004, the Group exercised a sale option it had on its 33.3% holding in Grubarges Inversión Hotelera, S.L., and recognized a gain of €26.3 million on such sale.

During the first six months of 2004, the Group sold its 0.6% holding in Repsol YPF, S.A. These sales gave rise to a loss of €6.5 million for the BBVA Group.

During 2004, The Group purchased and sold several shares of Telefónica de España, S.A. without any material variation in its aggregate holding in such company as of December 31, 2003. These sales gave rise to a gain of €141.7 million.

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

Business Areas

The following is a description of our business areas:

•	Retail Banking in Spain and Portugal: formed by BBVA’s retail banking, asset management and private banking businesses in Spain and Portugal, covering the residential customer and small and medium entities (“SME”) segments in these markets. This area also includes the Finanzia / Uno-e group (which specializes in the e-banking business, consumer financing and card product distribution), BBVA Portugal, our private banking businesses, our mutual and pension fund management and insurance businesses.

•	Wholesale and Investment Banking: includes BBVA’s business activities with large companies and institutions through national and international corporate banking and institutional banking. In addition, this business area includes our trading businesses located in Spain, Europe and New York, our equity distribution and origination business and security deposit and custody service business, as well as the part of our real estate business that is not developed by the Group through interests in large corporations.

•	Banking in America: includes the operations of each of our subsidiary banks in Latin America and their investee companies, including pension management companies and insurance companies, as well as our international private banking business.

•	Corporate Activities and Other: includes our holdings in large industrial corporations and in financial entities, as well as the activities and results of our support units, such as the Assets and Liabilities Management Committee (ALCO). In addition, this business area includes our other operations or activities that, by their nature, cannot be assigned to another business area, such as country risk provisions and amortization of goodwill (except for those relating to the holdings owned by the Business and Real Estate Projects unit, which is included in the Wholesale and Investment Banking business area).

The foregoing description of our business areas is consistent with our current internal organization. The financial information for our business areas for the years 2004, 2003 and 2002 presented below has been prepared on a uniform basis. Unless otherwise indicated, the financial information provided below for each business area does not reflect the elimination of transactions between companies within one business area or between different business areas, since we consider these transactions to be an integral part of each business area’s activities. For the presentation and discussion of our consolidated operating results in “Item 5—Operating and Financial Review and Prospects” and elsewhere in this Annual Report, however, such intra- and inter-business area transactions are eliminated and the eliminations are generally reflected in the operating results of the Corporate Activities and Other business area.

In our Annual Report for the years ended December 31, 2003 and 2002, due to the economic, political and social crises that affected our Argentinean operations in such period, we provided additional disclosure on our Argentinean operations and discussed such operations as if they comprised a separate business area. In 2004, economic, political and social conditions in Argentina have stabilized and the Argentine economy has experienced significant growth. As a result of such stabilization and growth, our management no longer tracks our Argentine operations as a separate business area and, accordingly, in this Annual Report we do not discuss our Argentinean operations separately, but rather as part of the business area Banking in America, where these operations were included in our Annual Report for 2001 and for prior years.

The following table provides net attributable profit information for our business areas for the years ended December 31, 2004, 2003 and 2002.

	Net Attributable Profit/(Loss)			% of Subtotal			% of Net Attributable Profit/(Loss)
	Year ended December 31,
Business Area	2004	2003	2002	2004	2003	2002	2004	2003	2002
	(in millions of euro)
Retail Banking in Spain and Portugal	1,410	1,239	1,266	45%	51%	53%	50%	56%	74%
Wholesale and Investment Banking	515	468	382	16%	19%	16%	18%	21%	22%
Banking in America	1,239	725	726	39%	30%	31%	44%	32%	42%

Subtotal	3,164	2,432	2,374	100%	100%	100%	112%	109%	138%

Corporate Activities and Other	(363)	(206)	(656)				(12)%	(9)%	(38)%
Net attributable profit	2,802	2,227	1,719				100%	100%	100%

Retail Banking in Spain and Portugal

The Retail Banking in Spain and Portugal area’s main lines of activity focused on providing banking services to private individuals, retailers and small and medium-sized entities, as well as managing mutual funds, pensions and insurance brokerage. This area developed its business activities through 3,397 branch offices.

The business units included in the Retail Banking in Spain and Portugal business area are:

•	Commercial Banking and Small and Medium Entities (SME) Banking;

•	Special Financial Services;

•	Asset Management and Private Banking;

•	BBVA Portugal; and

•	Insurance Business in Europe.

Total net lending in this business area as of December 31, 2004, was approximately €109,591 million, an increase of 20.0% from €91,295 million as of December 31, 2003, principally due to growth in mortgage lending and personal loans.

The non-performing loan (“NPL”) ratio fell to 0.61% as of December 31, 2004, from 0.85% as of December 31, 2003. The loan coverage ratio rose to 379.4% as of December 31, 2004 from 269.5% as of December 31, 2003.

Total customer funds (mainly deposits, mutual and pension funds), were €115,399 million as of December 31, 2004, an increase of 48.7% compared to 2003 as a result of an increase in deposits collected during the year. Mutual funds under management were €41,988 million as of December 31,2004, an increase of 13.7% compared to 2003. Pension funds under management were €13,731 million as of December 31,2004, an increase of 10.5% compared to 2003.

Commercial Banking and Small and Medium Entities (SME) Banking

This business unit’s main lines of activity were focused on the development of the Financial Services Plan (our business model for this business area adopted in 2002) including Personal Financial Services aimed at residential customers and Commercial Financial Services for SMEs and businesses.

•	Personal Financial Services: focuses on retail customers and is aimed at providing customers with more value from their relationship with us by being offered a wider range of products and services at attractive prices made available through different channels, along with solutions tailored to their specific needs.

•	Commercial Financial Services: focuses on professionals, businesses and SME’s by providing them with customized services, a comprehensive range of products and continuous quality financial advice.

In 2004, lending by Commercial Banking achieved a 20.4% increase to €102,601 million from €85,245 million in 2003, principally due to strong growth in mortgage products such as Hipoteca Fácil (Easy Mortgage). Mortgages increased to €13,646 million during 2004, an increase of 39.8% over 2003. The Commercial Banking unit reinforced its range of innovative products for car owners through several credit card products offered through joint ventures. These products included the Master Solred and Mutua Automovilística credit cards.

Mutual and pension funds managed by the Commercial Banking business unit increased during 2004 by 7.1% and 12.9%, respectively.

The SME Banking unit’s total loan portfolio was over €36 billion as of December 31, 2004, a 20% increase compared to 2003. Billing for leasing and billing for renting, factoring and confirming registered an increase of 25% and 30% compared to 2003, respectively.

Customer funds under management by the SME Banking increased by €791 million in 2004, primarily due to the success of five mutual funds distributed by the SME Banking network and designed by the Asset Management unit to enable SME’s to optimize their cash-flow management.

The SME Banking unit also distributed insurance products such as Segurpyme, Seguleasing, Keyman and Keyman Plus to provide coverage for companies’ assets, business and people. As of December, 31, 2004, the SME Banking Unit insured approximately 7,000 of BBVA’s clients with a total of 41,270 policies and generated €14.5 million in premium revenue.

Asset Management and Private Banking

This unit is the result of the reorganization of our private banking activities carried out in 2003. The goal of this reorganization was to align product creation with our distribution networks and simultaneously give an overall view of the high-income customer segment. Together with subunits that focus primarily on designing and managing products, this unit has responsibility for managing this customer segment.

Total assets managed by this unit as of December 31, 2004, was €66 billion, an increase of 14.4% over 2003.

BBVA’s private banking business, through its BBVA Patrimonios and Personal Banking subunits, managed total assets of €13.5 billion in 2004, an increase of 12.6% over 2003. BBVA Patrimonios’s business strategy is aimed at increasing the returns it offers to high-net worth customers by employing a team of private banking specialists directly accessible to such customers. The Personal Banking subunit has improved the services it offers to its customer base by marketing funds from the principal mutual funds companies available internationally.

BBVA Portugal

BBVA Portugal experienced significant growth in 2004. Customer loans increased by 21.3%, boosted by a 43% increase in mortgage lending due primarily to the success of the Hipoteca Cuota Final mortgage product.

The BBVA Portugal unit’s funds under management increased by 16.6% in 2004 principally due to strong 20% growth in mutual fund assets, which increased by 20% over 2003. We also launched new structured deposit products 2004, as well as mixed deposits that combine fixed deposits with mutual funds.

Special Financial Services

The Special Financial Services unit, which operates through Finanzia and and our online bank Uno-e Bank S.A., operates in the following lines of business: the financing of cars, consumer items and equipment, e-banking, bill payment and the car and equipment renting. The workforce is made up of 885 employees; with a distribution network of 37 branches and a customer base of 2.4 million.

•	Finanzia manages collaboration agreements with distributors, manufacturers and importers in order to finance their sales. Total net lending amounted to €2,252 million at December 31, 2004.

•	Uno-e Bank had funds under management of €877 million as of December 31, 2004, principally due to cross-marketing products and increasing its personal loan and mortgage portfolio.

As of December 31, 2004, total net lending and customer funds managed by this unit was €3,123 million and €941 million, respectively, and the NPL ratio improved by 81 basis points to 1.47%, with a coverage ratio of 162.7%.

European Insurance

The European Insurance business unit comprises several subunits that manage our insurance business in Spain and Portugal. Such subunits engage in direct sales of coverage (through BBVA Seguros) for life, savings, multi-peril, home and construction insurances, as well as reinsurance and insurance brokering through BBVA Correduría and BBVA Broker.

Wholesale and Investment Banking

The Wholesale and Investment Banking business area focuses on large corporate, governmental, non-governmental organizations and institutional investor clients.

The business units included in this business area are:

•	Global Corporate Banking;

•	Institutional Banking;

•	Global Markets and Distribution;

•	Business and Real Estate Projects; and

•	Global Transaction Services.

As of December 31, 2004, lending in this area was €41,672 million, an increase of 5.9% over 2003. Nonperforming loans decreased 57.6% to an NPL ratio of 0.19% as of December 31, 2004, compared to 0.50% as of December 31, 2003, principally due to an improvement in risk quality. Funds managed (deposits and mutual funds) recorded an increase of 14.1% compared to 2003.

Global Corporate Banking

The Global Corporate Banking business unit provides services to large Spanish and multinational corporations. Its organizational structure is aimed at improving the capacity to satisfy customer needs with an integral offer of products and services that feature special characteristics for each local market. The unit is represented in 15 countries by the following subunits:

•	Global and Investment Banking: formed by the Capital Markets, Fixed-Income Security Origination and Corporate Finance product units, which serve the different areas of the Group.

•	Corporate Banking Ibérica: specializing in Spanish and Portuguese corporations.

•	Corporate Banking Europe and Asia: servicing European and Asian markets from its branches in London, Paris, Milan, Frankfurt, Tokyo, Hong Kong and Beijing.

•	Corporate Banking America: managing the wholesale business of the United States and the Group’s banks in Latin America from its branch in New York.

In 2004, The Global Corporate Banking unit managed over €21.6 billion in loans and approximately €10 billion of customer funds. The Capital Markets subunit is responsible for our syndicated loan and structured financing transaction activities, including significant transactions in Spain during 2004 carried out by Telefónica, Iberdrola, Enagas, Red Eléctrica de España and Ferrovial, while in Latin America BBVA was involved as mandated lead arranger in syndicated loans to Pemex, Telmex and Codelco as well as the financing of the “Sistema Carretero del Oriente” of the Mexican federal government.

Institutional Banking

The Institutional Banking business unit focuses on governmental and institutional clients, including the Spanish government and the governments of Spain’s autonomous communities as well as private organizations, associations, foundations and insurance companies. The Institutional Banking unit operates in these markets under the BBVA brand name and through Banco de Crédito Local (BCL), an entity specializing in long-term financing.

In 2004, the Institutional Banking unit submitted 44 bids for public contracts launched by the Central Government. Among the new contracts awarded to the Institutional Banking unit were the management of the treasury of the State Lotteries and Bets Organization and the Official Gazette of Spain and designation by the European Commission as its treasurer bank in Spain.

Global Markets and Distribution

The Global Markets and Distribution business unit focuses on a wide range of securities market-oriented activities. This business unit engages in both treasury operations on behalf of BBVA and transactions for third parties. In the equity securities area the Global Markets and Distribution business unit acted as book runner in BBVA’s capital increase and Banco Sabadell’s public bid to finance its purchase of Banco Atlántico. Global Markets and Distribution was also the global coordinator in the initial public offerings of Cintra and Fadesa.

The Global Markets and Distribution unit’s derivatives trading activities decreased in 2004 due to downward trends in these markets, while the fixed-income securities business increased during 2004 principally due to cross-selling of products and services with other BBVA business areas and units. For example, the Global Markets and Distribution unit has made fixed-income and equity security products, as well as mutual funds, available for marketing and sale through BBVA’s retail banking branch network. The Global Markets and Distribution unit also established its independent research subunit BBVA Research in September 2004 to ensure an independent and integral view of markets and geographical areas.

The Global Markets and Distribution unit is particularly active in a number of securities and trading markets, including the AIAF fixed-income market, the Spanish stock market, the Spanish foreign exchange market for euro/U.S. dollar transactions and the Spanish government debt securities market.

Business and Real Estate Projects

The Business and Real Estate Projects unit manages a portfolio of enterprises and real estate businesses, with an approach based on four key elements: profitability, rotation, liquidity and optimization of the use of economic capital. The unit manages a portfolio of 116 investments with a book value as of December 31, 2004 of €841 million and unrealized gains amounting to €859 million compared to €749 million as of December 31, 2003. Its investment portfolio is diversified among the real estate, capital goods and services sectors.

Divestitures from this investment portfolio in 2004 amounted to approximately over €550 million generating capital gains of €250 million. The most significant dispositions were the sale of its 3%, 5%, 33.3% and 17.2% interests in the capital stock of Gamesa, Acerinox, Grubarges and Vidrala, respectively.

In 2004, the Business and Real Estate Projects unit launched the brand Anida, which currently has a property development portfolio of 3 million m2 of buildable land and almost 4,000 buildings under management.

Global Transaction Services

The Global Transaction Services unit supports the specialized management of corporate and institutional transaction business both in the wholesale area and in the Group’s other areas, offering a wide range of products and services, including domestic and international collections and payments, loans, trade bill discounting, factoring, confirming, credit cards, foreign trade, electronic banking, correspondent banking and cash pooling systems services.

Banking in America

Unless otherwise specified, information included below relating to macroeconomic data in the Latin American countries in which we operate, such as GDP or inflation, has been drawn from our internal statistical studies based on information published by local governmental or regulatory authorities.

The economic conditions in the Latin American countries in which we operate improved in 2004, with average growth in gross domestic product (GDP) of 6%. Inflation was relatively moderate in 2004, whereas trends in interest rates have been mixed. In Mexico, increased interest rates had a positive effect on the Banking in America area’s net interest income, whereas the decrease in interest rates in Venezuela and Chile had a negative effect on the area’s net interest income. The majority of Latin American currencies experienced lower declines in value against the dollar in 2004 compared to 2003, with some currencies appreciating in value against the dollar. However, the depreciation of the dollar’s value against the euro has negatively impacted the Banking in America business area’s contribution to our consolidated profits.

The Banking in America business area includes the banks, pension fund managers and insurance companies managed by BBVA in Latin American countries, as well as our international private banking business. Our Banking in America activities are carried out through 3,300 branches in the region with over 51,000 employees.

The Banking in America business area strategy in 2004 has been to restore growth in lending, where after years of restrictions, conditions are now more favorable. This strategy was reflected in specific acquisitions, which sought to complement the strong growth potential of the area’s existing businesses with growth by acquiring other businesses with similarly strong potential for growth. Examples of such acquisitions include the purchase of minority holdings in Bancomer and the purchase of Hipotecaria Nacional to improve the area’s position within the growing mortgage segment in Mexico, as well as the acquisitions of Laredo National Bancshares in Texas and Valley Bank in California (each of which were integrated into the area’s new U.S. subunit), which were selected as targets because of their potential for increased growth within our Banking in America area due to this area’s experience in specific customer segments traditionally serviced by these acquired businesses.

As of December 31, 2004, the Banking in America business area had total assets of €74,992 million, which represented 24.1% of BBVA’s total assets. In 2004, the net attributable profit of this business area was €1.2 billion, which represented 44.2% of the Group’s net attributable profit.

Our Mexican operations form the core of our activities in Latin America and they contributed approximately two-thirds of the Banking in America business area’s total assets, operating profit and pre-tax profit as of December 31, 2004.

The following is a description of our operations and the economic and political factors that most significantly affect such operations, on a country-by-country basis, in the Banking in America business area. The operating results described below refer to each individual unit’s contribution to the Banking in America business area’s operating results, unless otherwise stated.

Mexico

BBVA reaffirmed it’s strategic commitment to Mexico by successfully launching a tender offer for 40.6 % of the shares of Bancomer it did not already own in February 2004. After the conclusion of the tender offer process and subsequent purchases, our interest in Bancomer increased to a 99.7% interest in its share capital as of December 31, 2004.

The continued recovery of the U.S. economy in 2004, particularly in terms of industrial output, benefited our business in Mexico, which had the highest rate of growth in GDP in the last three years (approximately 4%). This economic growth led to a moderate rise in inflation (approximately 5%). Exchange rates, however, were volatile. As of December 31, 2004, exchange rates for the Mexican peso had depreciated 4.3% and 13% against the dollar and the euro, respectively, from exchange rates as of December 31, 2003. This volatility in exchange rates, as well as the increase in interest rates in the U.S., led the Bank of Mexico to implement a restrictive monetary policy, which led to a rise in interest rates. The TIIE (Mexico’s Interbank offered rate), which had fallen below the 5% mark at the beginning of 2004, was at 8.9% at December 31, 2004. The average TIIE rate for 2004 was 7.2%, compared 6.8% in 2003). Long-term interest rates experienced a sharp increase in 2004, which had a negative effect on Bancomer’s results of operations.

Within this economic background, Bancomer has experienced increased growth in its operations, in spite of increasing competition in the Mexican banking sector. Total net lending at December 31, 2004, was €13.5 billion, an increase of 15.8% compared to 2003. Bancomer retained its position as one of the Mexican market leaders, with a market share of 28.6% as of December 31, 2004 (source: Sistema de Intercambio de Bancos, December 2004).

Bancomer’s retail products that experienced the highest growth rates were consumer loans and credit cards, which jointly increased by 62.8% in 2004. Bancomer issued 1.5 million credit cards during 2004 and nearly 500,000 “Creditón Nómina” loans were granted. Bancomer also granted more than 39,000 car loans in 2004.

Bancomer’s Corporate and Institutional Banking subunit focused its resources on granting loans to SMEs, with an increase of 46% compared to 2003. The commercial loan portfolio for large corporations was approximately €5.9 billion by December 31, 2004, a 28% increase compared to 2003. Bancomer’s mortgage portfolio began to improve in 2004. The total mortgage portfolio (excluding UDI trusts) was €865 million, an increase of 22.9% over 2003.

In January 2005, Bancomer bought Hipotecaria Nacional, one of the leading home financiers in Mexico, with the goal of complementing BBVA Bancomer’s commercial mortgage loan business with residential mortgage loans, while also providing Bancomer with a new segment of customers for cross-marketing purposes.

Bancomer is the leader in Mexico in terms of customer deposits, with a market share of 32.7% as of December 31, 2004 (source: Sistema de Intercambio de Bancos, December 2004). In 2004, Bancomer continued its policy of increasing the range of deposit products available while focusing on increasing the volume of lower cost deposits. Much of the growth in deposits is due to the success of the various “Savings Fortnights” organized during 2004, which allowed Bancomer to maintain its position as market leader in this segment.

As part of its initiative to offer diversified products in the area of mutual funds, Bancomer launched the “Fondo Triple,” a guaranteed-return fund that proved highly successful in 2004. BBVA Bancomer had a market share in mutual funds of 19.3%, 26 basis points higher than at the close of 2003.

In the area of pension fund management and insurance, the Group operates in Mexico through Afore BBVA Bancomer in pensions, BBVA Pensiones Bancomer in the annuities business, BBVA Seguros Bancomer in insurance and Preventis-Meximed (recently merged with Vitamédica) in the area of health.

Pension funds in Mexico did not experience positive growth or returns in 2004 as a result of both the slow recovery of employment rates and the volatility of financial markets, all of which had a negative impact on the income of pension fund managers. However, even under these circumstances, Afore Bancomer increased its fee income slightly and enjoyed increases of 13.3% in net profit and 65.6% in net attributable profit.

BBVA’s insurance companies in Mexico had a joint net attributable profit of €55 million, a 23.8% increase over 2003. BBVA Seguros Bancomer experienced a 15.8% increase in the volume of premiums managed.

Argentina

In our Annual Report for the years ended December 31, 2003 and 2002, due to the economic, political and social crises that affected our Argentinean operations in such period, we provided additional disclosure on our Argentinean operations and discussed such operations as if they comprised a separate business area. In 2004, economic, political and social conditions in Argentina have stabilized and the Argentine economy has experienced significant growth. As a result of such stabilization and growth, our management no longer tracks our Argentine operations as a separate business area and, accordingly, in this Annual Report we do not discuss our Argentinean operations separately, but rather as part of the business area Banking in America, where these operations were included in our Annual Report for 2001 and for prior years.

The Argentine economy experienced a severe crisis in 2001 and 2002, marked by the continued movement of capital out of Argentina, the end of convertibility of the peso, the devaluation of the peso and the return of inflation. The emergency measures adopted by the Argentine government in response to the economic crisis at the end of 2001 and during 2002 that affected our results of operations included: freezing public debt payments, ending convertibility between the Argentinean peso and the dollar, imposing cash withdrawal limits on sight and savings accounts, re-scheduling of term deposit maturities and converting dollar assets and liabilities to pesos at different exchange rates. In 2001, we took substantial provisions and write-downs totaling €1,354 million relating to our investments in, and exposure to, Argentina. In 2002, we took an additional provision of €131 million. In 2004, the Argentine economy stabilized and experienced significant growth, but uncertainty regarding the scope, sustainability and pace of the recovery remained.

In 2004, the GDP of Argentina grew by 8% and the Argentine economy also benefited from an increase in domestic and foreign investment. Inflation increased to 6.1% in 2004 and interest rates remained steady at an average rate of approximately 3%, which was similar to the average rate in 2003. The exchange rate of the Argentine peso against the U.S. dollar ranged between ARP2.85 and ARP3.00 to $1.00, which was similar to the exchange rates between these currencies in 2003. However, the Argentine peso depreciated 8.1% against the euro in 2004.

The financial sector of the Argentine economy benefited from an increase in deposits in 2004, principally due to the increased liquidity resulting from government tax incentives that encouraged customers to deposit their savings in banking products. Banco Francés also benefited from an increase in lending of 25% in 2004, which had fallen for several prior years.

Banco Francés increased its lending activity during 2004, which had been significantly reduced in prior years due to the Argentine financial crisis, and continued to provide basic bill payment and check cashing services, which had generated the majority of its revenues in 2002 and 2003. The financial brokerage business of Banco Francés also improved in 2004.

Loans to the private sector (mainly personal loans, credit cards to individuals and export financing, through financial trusts and short-term credit lines, for companies) increased by 19.3% in 2004. Banco Francés focused successfully on reducing its credit exposure to the public sector in 2004, leading to an improvement in its asset mix.

As a result of these developments, Banco Frances’s net interest income increased 286.3% in 2004, compared to 2003, while its net fee income increased 29.3% in 2004 compared to 2003. The efficiency ratio of Banco Frances improved to 47.7%. Banco Frances also implemented a debt rescheduling policy of the non performing loans portfolio, leading to a decrease in provisions for non performing loans during 2004 compared to 2003.

These improvements have lead to an increase in net attributable profit in 2004, despite the significant costs incurred in making payments to clients under judicial orders which permitted clients to withdraw deposits at a higher peso-dollar exchange rate than the prevailing market rate.

Banco Francés designed a compliance plan to comply with new minimum capital requirements established by the Argentine Central Bank in January 2004. The most important measures taken were (i) a capital increase with a par value of ARP385 million, which we subscribed to by capitalizing a €78 million loan we granted to Banco Francés and (ii) the sale to us by Banco Francés of its entire interest in Banco Francés (Cayman) Limited for $238.5 million. As a result of these and other measures, Banco Francés had net assets of over ARP1.6 billion at December 31, 2004, more than ARP1.0 billion above the required minimum.

BBVA’s affiliate, the Consolidar Group, operates in the Argentine pension fund sector and had more than 1.5 million participants and assets under management of ARP 10,378 million, with a market share of 19.6% as of November, 2004 (source: Superintendecia Administradora de Fondos de Jubilaciones y Pensiones). For 2004, Consolidar Group’s net attributable profit was €17 million.

Chile

        In 2004, the macroeconomic situation in Chile was generally favorable and the country experienced GDP growth of 5.6%, compared to 3.2% in 2003. Favorable economic growth was due in part to improvements in exports and the recovery of internal demand. An increase in the prices of raw materials and the appreciation in the value of the Chilean peso kept inflation low in 2004. However, interest rates rose 50 basis points following increases in U.S. lending rates, to close at December 31, 2004 at 2.25%.

The financial sector in Chile experienced a considerable increase in loans, from a growth rate of 5.7% during 2003 to approximately 13% in 2004. BBVA Chile had lending growth of 16.9% and a market share in lending of 7.7% in 2004, compared to 7.2% in 2003 (source: the Supertintendencia Bancaria as of November 31, 2004). BBVA Chile’s consumer-banking subunit experienced a growth rate of 16.9%, with a good performance in mortgage loans and new products such as the Mini Visa. BBVA Chile’s corporate banking subunit’s total net lending increased by 5.1% and experienced a 22.4% increase in overall wholesale banking.

BBVA Chile’s deposits increased by 27% in 2004, primarily due to the success of products such as the PLUS time deposit. BBVA Chile’s market share in deposits increased to 8.6% in 2004 (source: the Supertintendencia Bancaria as of November 31, 2004) compared to 7.8% in 2003.

BBVA’s Chilean pension fund manager affiliate, AFP Provida, had funds under management of $19,134 million as of December 31, 2004. Provida’s market share in pension fund management was 31.5% as of December 31, 2004, according to the Superintendencia de Administradoras de Fondos de Pensiones of Chile, with approximately 2.9 million pension fund participants. In 2004, Provida earned a net attributable profit of €15 million.

Colombia

The Colombian economy experienced an increase in GDP of 3.8% in 2004, as well as moderate inflation and relatively stable interest rates.

Total net lending by BBVA Colombia (formerly known as Banco Ganadero) exceeded €1.3 billion in 2004, an increase of 28.1% compared to 2003. BBVA Colombia’s market share of lending increased by 1% in 2004 to 8.0% (source: Superintendencia Bancaria of Colombia, November 2004). This growth was experienced across all BBVA Colombia’s subunits. In its consumer banking subunit some of the most important products were the “Creditón”, “easy mortgages” and the launch of the mini-sized cards. Its corporate banking subunit, some new products were the first credit card for SMEs in Colombia, business cards, the agricultural credit campaign and the CDT business gift.

In 2004, BBVA Colombia’s deposits increased by 21.6%, increasing its market share to 8.1% (source: Superintendencia Bancaria of Colombia, November, 2004). This growth was principally due to the success of low-cost products, particularly savings accounts.

BBVA operates in the Colombian pensions market through AFP BBVA Horizonte Pensiones y Cesantías, with an 18.2% market share in pension funds managed (source: Superintendencia Bancaria of Colombia, November, 2004). Net attributable profit from AFP BBVA Horizonte Pensiones y Cesantías was €7 million in 2004, a 24.2% increase from 2003.

Panama

The Panamanian economy experienced an increase in GDP of 4% during 2004, which allowed the financial sector of the economy to improve the quality of its credit portfolio. BBVA Panama’s total net lending increased by 14.7% while deposits increased by 11.1%, principally due to strong growth in banking business with private individuals and the success of new products targeted at specific groups based on their potential for growth.

BBVA operates in the pensions market in Panama through two companies, BBVA Horizonte and Progreso, which manage a total of €263 million.

Paraguay

The most significant development in Paraguay’s economy in 2003 was the continued sharp decline in interest rates from 17% to 6%. The Paraguayan economy in 2004 also benefited from low inflation, the stability of the guarani (local currency) and a 2.7% increase in GDP.

BBVA Paraguay focused its actions on price management and lending, seeking to diversify its customer base to reduce risk and increase interest and fee income. By December 31, 2004 BBVA Paraguay’s total net lending increased by 38.1% compared to 2003, with a market share of 17.3% (source: Superintendencia de Bancos, November, 2004). Deposits increased by 39.4% in 2004 compared to 2003, with a market share of 15.8% (source: Superintendencia de Bancos, November, 2004).

Peru

The Peruvian economy experienced an increase in GDP of approximately 4.5% during 2004. The Peruvian economy in 2004 also benefited from low inflation, the appreciation of the sol (local currency) against the dollar and historically low interest rates.

In 2004, BBVA Banco Continental’s loans and deposits increased by 2.4% and 1.5% compared to 2003, with market shares of 20.8% and 25.9%, respectively (source: Superintendencia de Banca y Seguros of Peru, November, 2004).

BBVA operates in the Peruvian pension fund sector through AFP BBVA Horizonte, with assets under management of $1,954 million as of December 31, 2004, representing a market share of 25.5% (source: Superintendencia de Banca y Seguros of Peru, December, 2004) and a net attributable profit of €11 million.

Puerto Rico

The Puerto Rican economy experienced an increase in GDP of approximately 2.5% in 2004 compared to 1.6% in 2003.

In retail banking, BBVA Puerto Rico’s car financing division (BBVA Auto) granted over $400 million in new loans, an 11% increase over 2003, with an aggregate portfolio of approximately $1 billion, while in the mortgage market, BBVA Puerto Rico increased its portfolio of mortgage loans by $178 million, a 40% increase over 2003. The number of loans awarded to SME’s by BBVA Puerto Rico in 2004 increased by 478%.

In September 2004, the BBVA Puerto Rico issued $150 million in floating rate senior notes maturing in 2007 and $50 million in subordinated notes maturing in 2014.

BBVA operates in the Puerto Rican insurance market through BBVA Seguros INC, which had €18 million in insurance premium revenues in 2004, an increase of 17.8% over 2003.

Uruguay

The Uruguayan economy experienced an increase in GDP of approximately 10% in 2004, with inflation at approximately 9%. Uruguay’s sovereign risk in 2004 was the lowest level since the financial crisis of 2002. The peso (local currency) appreciated against the U.S. dollar.

During 2004, BBVA Uruguay’s market share in lending was 10.7% (source: Banco Central of Uruguay, November, 2004). In 2004, BBVA Uruguay implemented a strict pricing policy for deposits, which succeeded in reducing its average cost to below 1%, while maintaining the aggregate amount of deposits stable with a market share of 10.2% (source: Banco Central of Uruguay, November, 2004).

Despite the trends in the exchange rate, since all liquid assets are invested in U.S. dollars, and inflation, the BBVA Uruguay managed to reduce its losses to €5 million in 2004, as compared to a €20 million loss in 2003.

Venezuela

The Venezuelan economy experienced an increase in GDP of approximately 12.3% in 2004, principally due to high oil prices. Increased levels of investments denominated in foreign currencies resulting from oil exports and the strict control of exchange rates lead to a significant increase in liquidity, with a corresponding significant fall in interest rates.

In 2004, BBVA Banco Provincial’s management sought to adapt its strategic objectives to the economic situation of the country. Lending and deposits increased by 91.4% and 47.9%, respectively, compared to 2003.

BBVA operates in the Venezuelan insurance market through BBVA Seguros Provincial, which had net attributable profit of €3 million in 2004, with €6 million in insurance premium revenues in 2004 generated by bank assurances granted of €7 million, an increase of 11.8% and 13.7%, respectively, over 2003.

Other countries

We also have pension fund management operations in Bolivia and the Dominican Republic.

During 2004, we sold our pension fund management business in El Salvador for U.S.$42.8 million (€34.76 million). The sale generated a profit of €12.3 million.

International Private Banking

The International Private Banking business unit focuses on providing investment advice and asset management services to high net worth individuals. In 2004, the process for the implementation and improvement of a management model for the International Private Banking business unit, and the customer segmentation process began in 2003, was completed. The area closed its offices in Latin America and all the unit’s activities are being concentrated in the offices of Andorra, Zurich and Miami.

In 2004, our International Private Banking business unit faced a difficult economic scenario, primarily due to volatility in international financial markets and the depreciation of the U.S. dollar against the euro. Total funds managed reached €1.3 billion at December 31, 2004. Fees generated in 2004 increased by 3.3% over 2003 to €145 million with a net attributable profit for 2004 of €68 million.

Corporate Activities and Other

The Corporate Activities and Other business area includes BBVA’s portfolio of strategic and financial investments, the Assets and Liabilities Management Committee (ALCO) and other BBVA units that cannot be assigned to any other business area. The results from operations of the Corporate Activities and Other business area include the amortization of goodwill (except for goodwill associated with business and real estate projects, which is included in our Business and Real Estate Projects business unit) and provisions associated with country risk and other items that cannot properly be allocated to any one business area.

Assets and Liabilities Management Committee

The Assets and Liabilities Management Committee (“ALCO”) manages the group’s overall financing needs and interest and exchange rate risks. The ALCO also manages the group’s investments and capital resources in order to improve the return on capital for our shareholders.

ALCO’s hedging policy permitted BBVA to decrease the negative effect of exchange rate depreciation on reserves by €170 million at a cost of €47 million net of taxes. In addition, ALCO’s hedging policy contributed €103 million, net of taxes, to BBVA’s income from market operations in 2004.

ALCO also actively manages interest rate risk. As of December 31, 2004, BBVA’s portfolio of fixed-income assets, which is held to reduce the negative effect on BBVA’s net interest income of a fall in interest rates, amounted to €22,987 million. The portfolio generated €310 million of net interest income and €62 million of net trading income in 2004.

Large Industrial Corporations

The Large Industrial Corporations unit manages BBVA’s strategic investments in certain large industrial companies, mainly in the Spanish telecommunications and energy sectors. In 2004, this unit had a net attributable profit of €408 million, an increase of 53.7% compared to 2003. During 2004, €689 million of investments and €749 million of divestments were made, which generated capital gains of €168 million. Divestments made in January 2004, amounting to €304 million, were intended to generate cash to finance part of the acquisition of the minority interest in Bancomer.

As of December 31, 2004, the market value of our large industrial corporations portfolio amounted to approximately €5 billion, with unrealized capital gains of approximately €1.6 billion.

Financial Holdings

The financial holdings unit manages BBVA’s financial investments. As of December 31, 2004, this unit owned our interests in Banca Nazionale del Lavoro and Bradesco, having sold its interests in Banco Atlántico in March, 2004 pursuant to a tender offer by Banco Sabadell for all of Banco Atlántico’s outstanding shares, giving rise to a €218 million capital gain.

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

The FGD is funded by annual contributions from member banks. The rate of such contributions in 2004 was 0.06% of the year-end amount of deposits to which the guarantee extended. Nevertheless, once the capital of the FGD exceeds its requirements, the Minister of Economy may reduce the member banks’ contributions and, when the FGD’s funds exceed the capital requirements by one percent or more of the member banks’ deposits, such contributions may be suspended.

In order to safeguard the stability of its members, the FGD may also receive contributions from the Bank of Spain. At December 31, 2004, all of the Spanish banks belonging to BBVA were members of the FGD and thus obligated to make annual contributions to it.

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

The General Investment Guarantee Fund Management Company was created in a relatively short period of time and is a business corporation with capital in which all the fund members hold an interest. Member firms must make a joint annual contribution to the fund equal to 0.06% over the 5% of the securities that they hold on their client’s behalf. However, it is foreseen that these contributions may be reduced if the fund reaches a level considered to be sufficient.

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

Furthermore, the liquidity ratio is set at 0% instead of 2% for those qualifying liabilities that have a maturity over two years and are sold under repurchase agreements.

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

The consolidated total of core and complementary capital of a banking group calculated in the manner described above may not be less than eight percent of the group’s risk-weighted assets net of specified provisions and amortizations. The calculation of total risk-weighted assets applies minimum multipliers of 0%, 20%, 50% and 100% to the group’s assets. Countries with special loan arrangements with the International Monetary Fund, which have not renegotiated their foreign debt in the five preceding years, receive a 0% risk weight. Pursuant to Bank of Spain regulations, the following loans also receive a 0% risk weighting:

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

Basel Committee on Banking Supervision published a new Basel capital accord (also known as Basel II) which, when finalized, will replace the Basel Accord, and it will come into effect in December, 2006.

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

Law 44/2002 concerning measures to reform the Spanish financial system contained a rule concerning the calculation of variable interest applicable to loans and credit secured by mortgages, bails, pledges or any other equivalent guarantee.

Employee Pension Plans

Under the relevant collective labor agreements, BBVA and some of its subsidiaries provide supplemental pension payments to certain active and retired employees and their beneficiaries. These payments supplement social security benefits from the Spanish state. See Note 3.j. to the Consolidated Financial Statements.

Dividends

If a bank meets the Bank of Spain’s minimum capital requirements described above under “—Capital Adequacy Requirements”, it may dedicate all of its net profits to the payment of dividends, although, in practice, banks consult with the Bank of Spain before declaring a dividend. We calculate that as of December 31, 2004, we had approximately €4.5 billion of unrestricted reserves in excess of applicable capital and reserve requirements available for the payment of dividends. Compliance with such requirements notwithstanding, the Bank of Spain may advise a bank against the payment of dividends on grounds of prudence. In no event may dividends be paid from non-distributable reserves. Banks which fail to comply with the capital adequacy ratio by more than 20% are required to devote all of their net profits to increasing their capital ratios. Banks which fail to meet the required ratio by 20% or less must obtain prior approval of the Bank of Spain to distribute any dividends and must devote at least 50% of net profits to increasing their capital ratios. In addition, banks, and their directors and executive officers, that do not comply with the liquidity and investment ratios and capital adequacy requirements may be subject to fines or other sanctions. Compliance with the Bank of Spain’s capital requirements is determined on both a consolidated and individual basis. BBVA’s Spanish subsidiaries are in compliance with these capital adequacy requirements on both a consolidated and individual basis. If a bank has no net profits, the board of directors may propose at the general meeting of the stockholders that a dividend be declared out of retained earnings.

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

U.S. Regulation

Banking Regulation

By virtue of our branch in New York, our agency in Miami and our ownership of commercial banks in Texas, California and Puerto Rico, we are subject to the U.S. Bank Holding Company Act of 1956, as amended, which imposes certain restrictions on the activities in which BBVA and its subsidiaries may engage in the United States and subjects us to supervision and regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). In addition, certain of our banking activities in the United States are subject to supervision by state banking authorities. We have two securities subsidiaries operating in New York and Puerto Rico, which are regulated by the SEC and the National Association of Securities Dealers.

On June 12, 2000, BBVA and its Miami and New York offices entered into an agreement (the “Written Agreement”) with the Federal Reserve Board. The Written Agreement required BBVA, on behalf of its U.S. offices, to establish programs designed to identify and report known or suspected criminal activity with respect to money laundering and to comply with rules and regulations related to anti-money laundering compliance. BBVA responded to the Written Agreement by enhancing its U.S. internal controls through its Office of the Country Manager, implementing improved compliance policies and procedures, transferring its U.S. private banking activities from its New York branch to its Miami agency, and adopting an enhanced customer due diligence program. These remedial actions were subject to examination by the Federal Reserve Bank of New York and the New York State Banking Department. On February 21, 2003, the Written Agreement was terminated.

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

New Regulations

Transition to International Financial Reporting Standards

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an European Union member state and whose securities are admitted to trading on a regulated market of any member state must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with the IFRS. Therefore, BBVA will be required to prepare its consolidated financial statements for the year ending December 31, 2005 in conformity with the IFRS which had been ratified by the European Union at that date.

Under IFRS 1, First-Time Adoption of International Financial Reporting Standards, BBVA’s consolidated financial statements for 2005 must necessarily include, for comparison purposes, a consolidated balance sheet as of December 31, 2004, and a consolidated statement of income for the year then ended prepared in accordance with IFRS.

On December 22, 2004 the Bank of Spain issued Circular 4/2004 on Public and Restricted Financial Reporting Standards and Model Financial Statements, which sets forth for new accounting rules applicable to Spanish banks based on IFRS.

We are currently implementing a plan for transition to IFRS, which includes, among other things, an analysis of the differences between Spanish GAAP and IFRS, the selection of the accounting policy to be applied when alternative policies are permitted and an assessment of changes in reporting procedures and systems we will be required to undertake in order to transition to IFRS.

As of the date of this Annual Report, we are in the process of preparing our Consolidated Financial Statements for the year ended December 31, 2004 in accordance with the IFRS currently in force. However, continuing developments in IFRS could occur until December 31, 2005 and, accordingly, there is uncertainty concerning what IFRS will be in effect when we prepare our first consolidated financial statements in accordance with IFRS as of and for the year ended December 31, 2005. Consequently, to date, we are unable to estimate the net effect that applying IFRS will have on our results of operations or financial condition, or any component thereof. The effect of such differences, however, may be material, individually or in the aggregate, to financial items reported in our Consolidated Financial Statements relating to, among other things, the accounting treatment for derivative instruments, financial instruments, intangible assets, deferred costs, business combinations and goodwill. The adoption of IFRS may, as a result, affect the valuation methods we use to measure and evaluate our performance and make it more difficult to compare our results of operations and financial condition for periods in respect of which IFRS is applied to our results of operations and financial conditions to periods in respect of which Spanish GAAP was applied.

Order on Securities Information

On September 27, 2004 the Order on Securities Information (EHA/3050/2004) was published in the Official Gazette.

The order is part of an effort to increase the transparency of companies with securities listed on a public stock exchange, which has been implemented by legislation that includes the Law on Reform of the Financial System (44/2002) and Law 26/2003, which amended the Securities Market Law and the Corporations Law in order to increase the transparency of listed corporations.

The transparency laws imposed new obligations with regard to corporate information (e.g., to publish an annual corporate governance report which, among other matters, must include information on related-party transactions between the company and its shareholders, directors and executives).

The order imposes an obligation on companies issuing securities which are admitted to listing on any official Spanish secondary market (e.g., the stock exchanges, the Association of Financial Asset Brokers (AIAF) fixed income market and the financial futures exchange) to include in their biannual information quantified data on all their transactions with related parties.

This obligation is in addition to the obligation to include information on related-party transactions in the annual corporate governance report, as provided by the Corporate Governance Report Order (ECO/3722/2003).

Royal Decree-Law on Measures to Promote Productivity (5/2005)

The Spanish government has published the Royal Decree-Law on Measures to Promote Productivity (5/2005). Among other things, the measures include:

•	implementation of the EU Prospectus Directive (2003/71/EC) into Spanish law;

•	reform of the system for securities represented by book entry; and

•	reform of the system for bonds and other debt securities.

Implementation of the EU Prospectus Directive

The first measure seeks partly to implement the EU Prospectus Directive into Spanish law. The EU Prospectus Directive governs the content of prospectuses that must be delivered when securities are offered to the public or admitted to listing on a regulated market in the EU. The EU Prospectus Directive must be implemented by member states by July 1, 2005.

The measure amends Part III of the Securities Market Act, including Articles 25 to 30(2) concerning primary markets.

Securities represented by book entry

The new measures also eliminate the requirement that certain securities represented by book entry must be executed in a public instrument. Under Royal Decree-Law 5/2005, a document delivered by the issuer with the key terms of such securities is sufficient.

Debt securities

Royal Decree 5/2005 adds a new Chapter II to Part III (on primary markets) of the Securities Market Act concerning issues of bonds and other debt securities.

The new Chapter II removes certain requirements imposed by Spanish legislation on certain issues of bonds and other debt securities. The following requirements have been removed:

•	to execute a public instrument;

•	to record the issuance in the Commercial Registry; and

•	to publish an announcement in the Official Gazette of the Commercial Registry.

C. Organizational Structure

Below is a simplified organizational chart of BBVA’s significant subsidiaries as of April 30, 2005. An additional 383 companies are domiciled in the following countries: Germany, Brazil, Belgium, Costa Rica, Cuba, Chile, Ecuador, Bolivia, El Salvador, Spain, France, Netherlands, Ireland, Italy, Luxembourg, Morocco, Mexico, United Kingdom, Switzerland, United States, Canada, Panama, Paraguay, the Dominican Republic and Uruguay.

Subsidiary	Country of Incorporation	Activity	BBVA Voting Power	BBVA Ownership	Total Assets
			(percent)		(in millions of euro)
Administradora de Fondos Para el Retiro-Bancomer, S.A. de C.V.	Mexico	Financial services	100.00	97.23	96
Administradora de Fondos de Pensiones Provida	Chile	Financial services	64.32	64.32	229
Banc Internacional D’Andorra, S.A.	Andorra	Bank	51.00	51.00	2,377
Banco Bilbao Vizcaya Argentaria (Portugal), S.A.	Portugal	Bank	100.00	100.00	3,612
Banco Bilbao Vizcaya Argentaria Puerto Rico, S.A.	Puerto Rico	Bank	100.00	100.00	4,497
Banco Continental, S.A.	Peru	Bank	92.04	46.05	3,458
Banco de Crédito Local, S.A.	Spain	Bank	100.00	100.00	12,635
Banco Provincial S.A.—Banco Universal	Venezuela	Bank	55.60	55.60	3,204
BBVA Chile, S.A.	Chile	Bank	66.27	66.27	4,982
BBVA Banco Francés, S.A.	Argentina	Bank	76.10	76.08	3,418
BBVA Colombia, S.A.	Colombia	Bank	95.37	95.37	2,171
Grupo Financiero BBVA Bancomer, S.A. de C.V.	Mexico	Bank	99.88	99.88	545
BBVA Privanza Bank (Switzerland) Ltd.	Switzerland	Bank	100.00	100.00	557
BBVA Privanza Bank (Jersey) Ltd.	Channel Islands	Bank	100.00	100.00	376
BBVA Seguros, S.A.	Spain	Insurance	99.93	99.93	14,331
Consolidar A.F.J.P., S.A.	Argentina	Financial services	100.00	87.11	69
Finanzia, Banco de Credito, S.A.	Spain	Bank	100.00	100.00	1,780
Uno-e Bank, S.A.	Spain	Bank	67.00	67.00	81
Laredo National Bancshares Inc.(1)	U.S.	Bank	100.00	100.00	297
Valley Bank	U.S.	Bank	100.00	99.88	81

(1)	Information for Laredo National Bancshares Inc. is as of May 31, 2005. We acquired 100% of the shares of Laredo National Bancshares Inc. on April 28, 2005.

D. Property, Plants and Equipment

We own and rent a substantial network of properties in Spain and abroad, including 3,375 branch offices in Spain and, principally through our various affiliates, 3,473 branch offices abroad at December 31, 2004. Approximately 23.9% of these properties are rented in Spain from third parties pursuant to short-term leases that may be renewed by mutual agreement. The remaining properties, including most of our major branches and our headquarters, are owned by us.

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

	Average Balance Sheet—Assets and Interest from Earning Assets
	2004			2003			2002
	Average Balance	Interest	Average Yield(1)	Average Balance	Interest	Average Yield(1)	Average Balance	Interest	Average Yield(1)
	(in millions of euro, except percentages)
Assets
Credit entities	28,195	1,098	3.9%	28,777	1,156	4.0%	27,220	1,429	5.3%
In euro	11,609	235	2.0%	10,479	222	2.1%	9,511	256	2.7%
In other currencies	16,586	863	5.2%	18,298	934	5.1%	17,709	1,173	6.6%
Lending	164,153	7,958	4.8%	147,915	8,015	5.4%	148,074	10,956	7.4%
In euro(5)	131,454	5,221	4.0%	114,121	5,185	4.5%	102,907	5,489	5.3%
Government and other agencies	14,143	394	2.8%	12,470	396	3.2%	12,574	495	3.9%
Commercial loans(2)	8,038	324	4.0%	7,363	336	4.6%	6,851	379	5.5%
Secured loans(3)	58,946	2,138	3.6%	48,654	2,111	4.3%	41,862	2,146	5.1%
Others(4)	50,326	2,365	4.7%	45,634	2,341	5.1%	41,620	2,469	5.9%
In other currencies(6)	32,699	2,736	8.4%	33,794	2,831	8.4%	45,167	5,467	12.1%
Secured loans	9,919	597	6.0%	9,547	599	6.3%	12,974	878	6.8%
Others	22,780	2,140	9.4%	24,247	2,231	9.2%	32,193	4,589	14.3%
Securities portfolio	84,117	4,017	4.8%	77,852	3,788	4.9%	85,951	5,179	6.0%
Fixed income securities	73,568	3,313	4.5%	68,172	3,324	4.9%	75,561	4,821	6.4%
In euro	46,519	1,395	3.0%	40,220	1,321	3.3%	40,447	1,706	4.2%
In other currencies	27,049	1,919	7.1%	27,952	2,002	7.2%	35,114	3,115	8.9%
Equity securities	10,549	704	6.7%	9,680	464	4.8%	10,390	358	3.4%
Holdings of companies carried by the equity method	6,022	437	7.3%	6,814	319	4.7%	7,100	244	3.4%
Other holdings	4,527	267	5.9%	2,866	145	5.1%	3,290	114	3.5%
Other financial income	—	97	—	—	43	—	—	27	—
Non-earning assets	26,784	—	—	24,701	—	—	27,468	—	—

Total average assets	303,250	13,170	4.3%	279,245	13,002	4.7%	288,712	17,591	6.1%

Total euro assets/ total assets	70.00%	57.61%	—	71.34%	55.65%	—	66.06%	44.39%	—

(1)	Rates have been presented on a non-taxable equivalent basis.

(2)	Principally short-term lending to companies and businesses.
(3)	Principally mortgages loans.
(4)	Principally other loans to individuals and companies and consumer loans.
(5)	Amounts reflected in euro correspond to predominantly domestic activities.
(6)	Amounts reflected in other currencies correspond to predominantly foreign activities.

	Average Balance Sheet—Liabilities and Interest paid on Interest Bearing Liabilities
	2004			2003			2002
	Average Balance	Interest	Average Rate(1)	Average Balance	Interest	Average Rate(1)	Average Balance	Interest	Average Rate(1)
	(in millions of euro, except percentages)
Liabilities
Credit entities	66,216	1,815	2.7%	55,061	1,809	3.3%	59,940	2,720	4.5%
In euro	40,268	824	2.0%	33,407	818	2.4%	32,824	1,146	3.5%
In other currencies	25,948	991	3.8%	21,654	992	4.6%	27,116	1,574	5.8%
Customer funds	192,360	4,081	2.1%	181,977	4,282	2.4%	185,470	6,860	3.7%
Customer deposits	146,463	2,815	1.9%	142,279	3,068	2.2%	151,850	5,457	3.6%
In euro(2)	86,364	1,090	1.3%	84,868	1,316	1.6%	82,115	1,802	2.2%
Government and other agencies	3,862	64	1.7%	3,459	57	1.6%	5,911	168	2.8%
Current accounts	23,975	174	0.7%	23,079	219	0.9%	22,248	294	1.3%
Savings accounts	17,877	81	0.5%	16,117	90	0.6%	14,694	69	0.58%
Time accounts	22,745	539	2.4%	26,757	681	2.5%	24,670	807	3.3%
Others	17,904	232	1.3%	15,456	270	1.7%	14,592	463	3.2%
In other currencies(3)	60,100	1,725	2.9%	57,411	1,752	3.1%	69,735	3,655	5.2%
Current accounts	14,186	127	0.9%	13,147	120	0.9%	15,769	255	1.6%
Savings accounts	6,769	95	1.4%	6,263	96	1.5%	7,511	122	1.6%
Time accounts	34,074	1,201	3.5%	32,061	1,272	4.0%	37,841	2,314	6.1%
Others	5,071	302	6.0%	5,939	263	4.4%	8,615	964	11.2%
Debt securities and other marketable securities	45,897	1,266	2.8%	39,698	1,214	3.1%	33,620	1,404	4.2%
In euro	41,842	1,073	2.6%	33,864	974	2.9%	24,341	936	3.8%
In other currencies	4,055	194	4.8%	5,834	241	4.1%	9,279	468	5.0%
Other financial costs	—	204	—	—	168	—	—	203	—
Non-interest-bearing liabilities	44,673	—	—	42,207	—	—	43,303	—	—
Shareholders’ funds	14,044	—	—	12,069	—	—	12,531	—	—
Other funds without cost	30,629	—	—	30,138	—	—	30,772	—	—

Total average liabilities	303,250	6,101	2.0%	279,245	6,260	2.2%	288,712	9,784	3.4%

Total euro liabilities/total liabilities	70.00%	52.30%	—	69.60%	52.33%	—	63.24%	41.77%	—

(1)	Rates have been presented on a non-taxable equivalent basis.

(2)	Amounts reflected in euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates changes in our net interest income between changes in volume and changes in rate for 2004 compared to 2003, and 2003 compared to 2002. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period during which they are due. Loan fees were included in the computation of interest income.

	2004/2003			2003/2002
	Increase (Decrease) Due to changes in			Increase (Decrease) Due to changes in
	Volume(2)	Rate(1)(2)	Net Change	Volume(2)	Rate(1)(2)	Net Change
	(in millions of euro)
Interest income
Credit entities	(23)	(34)	(58)	82	(355)	(273)
In euro	24	(11)	13	26	(60)	(34)
In other currencies	(87)	17	(71)	39	(278)	(239)
Lending	880	(937)	(57)	(12)	(2,929)	(2,941)
In euro	787	(751)	37	598	(902)	(304)
Government and other Agencies	53	(55)	(2)	(4)	(95)	(99)
Commercial Loans	31	(43)	(12)	28	(71)	(42)
Secured loans	447	(420)	27	348	(383)	(35)
Others	241	(217)	24	238	(366)	(128)
In other currencies	(92)	(2)	(94)	(1,377)	(1,260)	(2,637)
Secured Loans	23	(26)	(3)	(232)	(47)	(279)
Other	(135)	44	(91)	(1,133)	(1,225)	(2,358)
Securities portfolio	305	(76)	229	(488)	(903)	(1,391)
Fixed income securities	263	(273)	(10)	(471)	(1,026)	(1,497)
In euro	207	(133)	73	(10)	(375)	(385)
In other currencies	(65)	(19)	(84)	(635)	(477)	(1,112)
Equity securities	42	198	240	(24)	130	106
Holdings in companies carried by the equity method	(37)	155	118	(10)	85	75
Other holdings	84	38	122	(15)	46	31
Other assets	4	51	54	(3)	18	16

Total assets	1,118	(949)	168	(577)	(4,013)	(4,589)

Interest expense
Credit entities	366	(360)	6	(221)	(690)	(911)
In euro	168	(161)	7	20	(349)	(328)
In other currencies	197	(197)	(1)	(317)	(266)	(583)
Customer funds	244	(445)	(201)	(129)	(2,448)	(2,578)
Customer deposits	90	(343)	(253)	(344)	(2,045)	(2,389)
In euro	23	(249)	(226)	60	(546)	(486)
Government and other agencies	7	1	7	(70)	(42)	(111)
Current accounts	8	(53)	(45)	11	(86)	(75)
Savings accounts	10	(19)	(9)	7	14	21
Time accounts	(102)	(40)	(142)	68	(195)	(126)
Others	43	(80)	(37)	27	(221)	(194)
In other currencies	82	(109)	(27)	(646)	(1,257)	(1,903)
Current accounts	10	(3)	7	(42)	(93)	(135)
Savings accounts	8	(9)	(1)	(20)	(6)	(26)
Time accounts	80	(151)	(71)	(353)	(688)	(1,042)
Others	(39)	77	39	(299)	(401)	(700)
Debt securities and other marketable securities	190	(138)	52	254	(443)	(189)
In euro	229	(131)	99	366	(328)	38
In other currencies	(73)	27	(47)	(174)	(54)	(227)
Other liabilities	10	26	36	(5)	(30)	(35)

Total liabilities	538	(697)	(159)	(321)	(3,203)	(3,524)

Net interest income	580	(252)	327	(256)	(809)	(1,065)

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.

Interest Earning Assets—Margin and Spread

The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the years indicated.

	Year ended December 31,
	2004	2003	2002
	(in millions of euro, except percentages)
Average earning assets	276,466	254,544	261,244
Gross yield(1)	4.76%	5.10%	6.73%
Net yield(2)	2.33%	2.41%	2.70%
Net interest margin(3)	2.56%	2.65%	2.99%
Average effective rate paid on all interest-bearing liabilities	2.00%	2.20%	3.40%
Spread(4)	2.76%	2.90%	3.33%

(1)	Gross yield represents total interest income divided by average interest earning assets.
(2)	Net yield represents total interest income divided by average total assets.
(3)	Net interest margin represents net interest income as percentage of average interest earning assets.
(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS

Interest-Bearing Deposits in Other Banks

As of December 31, 2004, interbank deposits represented 4.96% of our assets. Of such interbank deposits, 66.61% were held outside of Spain and 33.39% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. Such deposits, however, are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of December 31, 2004, our securities (not including investments in affiliates but including equity investments in our industrial portfolio) were carried on our Consolidated Balance Sheet at a book value of €77.22 billion, representing 24.82% of our assets. €18.4 billion or 23.79% of our securities consisted of Spanish Treasury bonds and Treasury bills. The average yield during 2004 on Treasury bonds and bills that BBVA held was 2.04%, compared to an average yield of approximately 4.8% earned on loans and leases during 2004. The market or appraised value of our total securities portfolio as of December 31, 2004 was €77.84 billion. See Notes 6, 9 and 10 to the Consolidated Financial Statements. For a discussion of our investments in affiliates, see Notes 11 and 12 to the Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 3.d. and 3.e. to the Consolidated Financial Statements.

The following table analyzes the book value and market value of our ownership of government debt securities, fixed income securities and equity securities. Investments in affiliated companies consolidated under the equity method are not included in the table below.

	At December 31,
	2004		2003		2002
	Book Value	Market or Appraised*	Book Value	Market or Appraised*	Book Value	Market or Appraised*
	(in millions of euro)
Government debt securities
Trading portfolio:
Spanish government securities	6,492	6,492	5,616	5,616	7,473	7,473
Securities of, or guaranteed by, the Spanish government	—	—	—	—	—	—
Available-for-sale portfolio:
Bank of Spain certificates of deposit	—	—	—	—	—	—
Spanish Treasury bills	—	—	601	601	1,145	1,146
Other fixed interest securities:
Securities of, or guaranteed by, the Spanish government	10,937	11,219	12,114	12,297	9,269	9,566
Held to maturity securities	941	950	614	652	1,881	1,983

Total government securities	18,370	18,661	18,945	19,166	19,768	20,168

Debentures and other debt securities
Trading portfolio:
Other fixed income securities	21,006	21,006	20,015	20,015	19,697	19,697
Available-for-sale portfolio:
Other fixed income securities listed in Spain	2,560	2,614	3,092	3,117	3,176	3,200
U.S. Treasury securities	26	26	12	12	26	26
Securities of other U.S. government agencies and corporations	1,075	1,078	1,515	1,510	—	—
Securities of other foreign governments	12,117	12,577	23,645	23,792	19,971	19,985
Other fixed interest securities listed outside of Spain	6,698	6,709	3,586	3,596	5,163	5,210
Other fixed interest securities not listed	6,767	6,767	560	563	578	551
Held to maturity portfolio	2,340	2,396	511	543	522	562

Total debentures and other debt securities	52,589	53,173	52,936	53,148	49,133	49,231

Equity securities
Trading securities:
Equity securities	2,929	2,929	2,029	2,029	932	932
Investment securities:
Equity listed	2,625	2,671	501	523	1,364	1,558
Equity unlisted	712	674	562	645	711	643

Total equity securities	6,266	6,274	3,092	3,196	3,007	3,133

Total securities portfolio	77,224	78,108	74,973	75,510	71,908	72,532

*	Market values for listed securities are determined on the basis of their quoted values at the end of the year. Appraised values are used for unlisted securities based on our estimate or on unaudited financial statements, when available.

The following table analyzes the maturities of our investment and fixed income securities excluding trading portfolio by type and geographical area as of December 31, 2004.

	Maturing at one Year or Less		Maturing After One Year to Five Years		Maturing After Five Years to Ten Years		Maturing After Ten Years
	Amount	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Total
	(in millions of euro)
Government debt securities
Domestic:
Available-for-sale portfolio:
Spanish Treasury bills	—	—	—	—	—	—	—	—	—
Other Spanish government securities	2,565	4.25%	7,578	6.51%	578	5.17%	215	5.81%	10,937
Held-to-maturity portfolio			173	3.41%	135	4.28%	633	5.38%	941

Total government debt	2,565	4.25%	7,752	6.44%	713	5.00%	848	5.49%	11,878

Debentures and other debt securities
Available-for-sale portfolio
Domestic:
Other securities	224	3.72%	317	4.10%	454	4.33%	1,664	2.86%	2,658
Foreign:
United States:
U.S. Treasury securities and other U.S. Government agencies	344	2.19%	96	2.92%	71	2.66%	590	2.75%	1,101
States and political subdivisions	—	—	—	—	—	—	—	—	—
Other securities	327	2.72%	76	2.93%	55	2.48%	71	3.33%	530

Total United States	672	2.45%	171	2.92%	126	2.58%	661	2.81%	1,631

Other:
Governments	2,586	5.53%	2,202	7.41%	4,897	4.98%	2,432	4.95%	12,117

Other securities	3,057	6.03%	4,670	6.15%	1,611	5.49%	3,500	8.01%	12,837

Total other	5,643	5.80%	6,872	6.56%	6,508	5.10%	5,931	6.66%	24,954

Total available –for-sale portfolio	6,539	5.39%	7,360	6.36%	7,088	5.01%	8,256	5.65%	29,243
Held to maturity portfolio
Domestic:
Other securities	71	12.14%	388	7.18%	236	4.17%	63	5.76%	759

Foreign:
United States	—	—	—	—	—	—	—	—	—
Others	146	2.27%	854	2.87%	475	3.93%	106	4.43%	1,581

Total held to maturity portfolio	218	5.51%	1,243	4.22%	711	4.01%	169	4.93%	2,340

Total debentures and other debt securities	6,757	5.39%	8,602	6.05%	7,798	4.92%	8,425	5.64%	31,583

(1)	Rates have been presented on a non-taxable equivalent basis.

Loan Portfolio

        As of December 31, 2004, our total loans and leases amounted to €174.6 billion, or 56.13% of total assets. During 2004, our loans in Spain increased by 14.90% compared to 2003. Our foreign loans increased by 10.90%, compared to 2003, as a result of the growth in lending in the Latin American countries where we operate. In local currency terms growth in loans were of 19.3% in Chile, 13.9% in Peru, 26.7% in Colombia and 15.8% in Mexico. Net of our loan loss reserve, loans and leases amounted to €170.2 billion. For a discussion of certain mandatory ratios relating to our loan portfolio, see “—Supervision and Regulation—Liquidity Ratio” and “—Investment Ratio”.

Loans by Geographic Area

The following table analyzes, by domicile of the customer, our net loans and leases for each of the years indicated.

	At December 31,
	2004	2003	2002	2001	2000
	(in millions of euro)
Domestic	130,260	113,485	101,013	97,910	91,403
Foreign:
Western Europe	10,121	8,082	7,261	8,241	7,172
Central and South America	25,745	23,016	28,321	36,202	32,595
United States	3,033	3,118	757	4,157	3,504
Other	1,089	1,126	3,963	3,710	2,793

Total foreign	39,988	35,342	40,302	52,310	46,064

Total net lending	170,248	148,827	141,315	150,220	137,467

Loans by Type of Customer

The following table analyzes by domicile and type of customer our net loans and leases for each of the years indicated. The analyses by type of customer are based principally on the requirements of the regulatory authorities in each country.

At December 31, 2004
(in millions of euro)
Domestic:
Government	15,483
Agriculture	1,228
Industrial	12,758
Real estate and construction	19,260
Commercial and financial	13,513
Loans to individuals	52,827
Lease financing	4,840
Other	13,004

Total domestic	132,913

Foreign:
Government	2,955
Agriculture	582
Industrial	10,297
Real estate and construction	4,903
Commercial and financial	8,892
Loans to individuals	10,189
Lease financing	387
Other	3,496

Total foreign	41,702

Total loans and leases	174,615
Loan loss reserve	4,367

Total net lending	170,248

	2003	2002	2001	2000
	(in millions of euro)
Domestic:
Government	13,403	12,562	12,196	11,154
Agriculture	1,057	698	533	796
Industrial	11,991	11,970	11,378	11,661
Real estate and construction	14,823	13,652	12,767	13,304
Commercial and financial	12,742	9,336	8,677	13,784
Loans to individuals	44,160	38,515	36,105	33,383
Lease financing	4,160	3,217	2,685	2,156
Other	13,333	12,923	10,900	3,153

Total domestic	115,669	102,873	95,241	89,391
Foreign	37,602	43,540	60,907	53,380

Total loans and leases	153,271	146,413	156,148	142,771
Loan loss reserve	(4,444)	(5,098)	(5,928)	(5,304)

Total net lending	148,827	141,315	150,220	137,467

The following table sets forth a breakdown, by currency, of our net loan portfolio for each of the past five years.

	At December 31,
	2004	2003	2002	2001	2000
	(in millions of euro)
In euro	138,499	120,152	106,590	98,982	91,469
In other currencies	31,750	28,675	34,725	51,238	45,998

Total	170,248	148,827	141,315	150,220	137,467

As of December 31, 2004, loans by BBVA and its subsidiaries to companies we are required to account for by the equity method (for listed companies, if we own over 3% of their voting equity securities, and for non-listed companies, over 20%) amounted to €3.3 billion. Loans outstanding to the Spanish government and its agencies amounted to €15.5 billion, or 8.9% of our total loans and leases as of December 31, 2004, compared to €13.4 billion, or 8.7% of our total loans and leases as of December 31, 2003. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of December 31, 2004, excluding government-related loans, amounted to €6.9 billion, or approximately 4% of our total outstanding loans and leases.

Maturity and Interest Sensitivity

The following table sets forth an analysis by maturity of our total loans and leases by domicile of the office that issued the loan and type of customer as of December 31, 2004. The determination of maturities is based on contract terms.

	Maturity
	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(in millions of euro)
Domestic:
Government	6,734	3,832	4,918	15,483
Agriculture	876	263	89	1,228
Industrial	5,825	2,681	4,252	12,758
Real estate and construction	2,494	4,840	11,926	19,260
Commercial and financial	12,317	954	243	13,513
Loans to individuals	13,200	12,856	26,771	52,827
Lease financing	275	2,752	1813	4,840
Other	8,145	2,871	1987	13,004

Total domestic	49,866	31,050	51,997	132,913
Foreign:
Government	853	879	1,223	2,955
Agriculture	323	120	139	582
Industrial	2,255	6,899	1,143	10,297
Real estate and construction	1,265	1,377	2,261	4,903
Commercial and financial	6,996	1,433	463	8,892
Loans to individuals	1,508	2,518	6,162	10,189
Lease financing	131	77	180	387
Other	1,875	908	713	3,496

Total foreign	15,206	14,211	12,286	41,702
Total loans and leases	65,072	45,261	64,283	174,615

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of December 31, 2004.

	Interest Sensitivity of Outstanding Loans and Leases Maturing in More Than One Year
	Domestic	Foreign	Total
	(in millions of euro)
Fixed rate	23,457	10,805	34,262
Variable rate	61,204	14,078	75,281

Total	84,661	24,883	109,544

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

A regulatory change by the Bank of Spain that entered into effect on July 1, 2000 requires the establishment of a supplementary general allowance for credit losses based either on a bank’s internal models of risk coefficients or, as in the case of BBVA, on risk coefficients set by the Bank of Spain which range from 0% to 1.5%. Provisions to this supplemental allowance are made quarterly and the allowance may not exceed three times risk weighted assets. The amount we contributed to such provision in 2004 was €477 million (€328 million and €232 million in 2003 and 2002, respectively).

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

	At December 31,
	2002	2001	2000
	(in millions of euro, except percentages)
Loan loss reserve at beginning of period:
Domestic	1,375	1,222	698
Foreign	4,945	6,933	1,578
Merger with Argentaria:
Domestic	0	0	356
Foreign	0	0	419
Acquisition and disposition of subsidiaries	(2)	12	5,396
of which due to Bancomer(*)			5,251
Total loan loss reserve at beginning of period	6,318	8,167	8,447
Loans written off:
Domestic	(337)	(409)	(337)
Foreign	(1,205)	(4,929)	(1,359)
of which due to FOBAPROA(**)		(3,259)
Total loans written off	(1,542)	(5,338)	(1,696)
Recoveries of loans previously written off:
Domestic	112	124	130
Foreign	96	164	143
Total recoveries of loans previously written off	208	288	273
Net loans written off	(1,334)	(5,050)	(1,423)
Provision for possible loan losses:
Domestic	504	464	350
Foreign	1,238	1,455	623
Total	1,742	1,919	973
Effect of foreign currency translation	(1,441)	715	102
Other	61	569	56
Total provision for possible loan losses	362	3,203	1,131
Loan loss reserve at end of period:
Domestic	1,599	1,375	1,222
Foreign	3,747	4,945	6,933
Total loan loss reserve at end of period	5,346	6,320	8,155

(*)	Due to the purchase of our interest in Bancomer in July 2000. See explanation below.
(**)	Due to accounting adjustments relating to FOBAPROA promissory notes. See Note 9 to the Consolidated Financial Statements. See also the explanation below.

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

The following table provides information, by domicile of customer, regarding our loan loss reserve and movements of loan charge-offs and recoveries for periods indicated.

	At December 31,
	2004	2003
	(in millions of euro, except percentages)
Loan loss reserve at beginning of period:
Domestic	1,832	1,599
Foreign	2,905	3,747
Total loan loss reserve at beginning of period	4,737	5,346

Loans charged off:
Domestic
Government and other Agencies	—	—
Real estate and loans to individuals	(218)	(186)
Commercial and financial	(36)	(106)
Other	20	—
Total domestic	(233)	(292)
Foreign	(653)	(931)

Total loans charged off	(887)	(1,223)

Recoveries of loans previously charged off:
Domestic
Government and other Agencies	—	—
Real estate and loans to individuals	91	84
Commercial and financial	12	19
Other	(1)	2
Total domestic	103	105
Foreign	99	122

Total recoveries of loans previously charged off	202	227

Net loans charged off	(685)	(996)
Provision for possible loan losses:
Domestic	672	468
Foreign	258	809
Total	931	1,277
Acquisition and disposition of subsidiaries	1	(75)
Effect of foreign currency translation	(111)	(711)
Other	(366)	(104)

Total provision for possible loan losses	455	387

Loan loss reserve at end of period:
Domestic	2,314	1,832
Foreign	2,193	2,905

Total loan loss reserve at end of period	4,507	4,737

Reserve as a percentage of total loans and leases at end of period	2.58%	3.09%
Net loan charge-offs as a percentage of total loans and leases at end of period	0.39%	0.65%

Our loan loss reserves as a percentage of total loans and leases declined from 3.09% as of December 31, 2003, to 2.58% as of December 31, 2004, principally due to the significant negative effect of foreign currency translation which resulted in a decrease of €111 million in the value of our loan loss reserves as of December 31, 2004. This decrease was primarily caused by the devaluation of currencies in Mexico, Venezuela, Colombia and Peru, which caused the loan loss reserves of our subsidiaries in these countries to decline significantly when converted to euro in our Consolidated Financial Statements.

We do not maintain records allocating the amount of charge-offs and the amount of recoveries by loan category. See “—Substandard Loans” for information as to the breakdown as of December 31, 2004 by loan category of substandard loans. Also, at the time that a loan is charged off in accordance with Bank of Spain guidelines, it will normally be substantially or fully reserved and, accordingly, such charge-off would have a very limited effect on our net attributable profit or shareholders’ equity. Accordingly, we believe that information relating to domestic reserves and charge-offs by loan category is of less relevance than would be the case for a U.S. bank.

Substandard Loans

We classify loans as substandard according to the regulations of the Bank of Spain (see “—Assets—Loan Loss Reserve”), and not in the manner required by the SEC. In addition, consistent with Bank of Spain regulations, all loans that are 90 days past due, even if well-collateralized and in the process of being collected, are automatically considered non-accrual if they are classified as substandard. As of December 31, 2004, all country risk loans, which are loans that are required to be classified as substandard, even if paying, due to Bank of Spain regulations corresponding to the country of origin of the loans, included in the following table were non-accruing.

Interest on all of our substandard non-accrual loans is not credited to income until actually collected. The amount of gross interest income that would have been recorded regarding our substandard loans as of December 31, 2002, 2003 and 2004 was €869.0 million, €766.8 million and €571.1 million, respectively. The approximate amount of interest income on our substandard loans which was included in net attributable profit as of December 31, 2002, 2003 and 2004 was €127.0 million, €357.4 million and €302.7 million, respectively.

	At December 31
	2002	2001	2000
	(in millions of euro, except percentages)
Substandard loans:
Non-performing loans	3,474	2,737	2,854
Public sector	508	41	61
Other resident sectors	771	786	805
Non-resident sector
Country risk	196	27	6
Other	1,999	1,883	1,982
Other non-performing loans	57	6	8
Resident sector	—	—	—
Non-resident sector	57	6	8

Total substandard loans	3,531	2,743	2,862

Loan loss reserve
Credit loan loss reserve	5,098	5,928	5,304
Other loan loss reserve—Fixed income portfolio	125	253	2,705 *
Credit entities	123	139	146

Total loan loss reserve	5,346	6,320	8,155

Substandard loans net of reserves	(1,815)	(3,577)	(5,293)
Non-performing loans as a percentage of total loans and leases	2.37%	1.75%	2.00%
Non performing loans (net of reserves) as a percentage of total loans	(1.11)%	(2.04)%	(1.71)%
Loan loss reserve as a percentage of substandard loans	151.42%	230.40%	284.94%

(*)	Due to the consolidation of Bancomer.

	At December 31,
	2004	2003
	(in millions of euro, except percentages)
Substandard loans:
Non-performing loans	1,820	2,673
Domestic	798	859
Public sector	132	99
Other resident sectors	648	733
Non-resident sector	18	27
Country risk	2	6
Other	15	21
Foreign	1,022	1,813
Public sector	0	436
Other resident sectors	0	—
Non-resident sector	1,022	1,377
Country risk	4	6
Other	1,018	1,371
Other non-performing loans	289	454
Domestic	14	17
Resident sector	0	—
Non-resident sector	14	17

Foreign	275	437

Resident sector	0	—

Non-resident sector	275	437

Total substandard loans	2,109	3,126

Loan loss reserve
Credit loan loss reserve	4,367	4,444
Other loan loss reserve—Fixed income portfolio	107	121
Credit entities	32	171

Total loan loss reserve	4,506	4,736

Substandard loans net of reserves	(2,397)	(1,609)
Non-performing loans as a percentage of total loans and leases	1.04%	1.74%
Non-performing loans (net of reserves) as a percentage of total loans	(1.46)%	(1.16)%
Loan loss reserve as a percentage of substandard loans	213.66%	151.5%

Our total substandard loans amounted to €2,109 million as of December 31, 2004, compared to €3,126 million as of December 31, 2003, principally due to the higher level of substandard loans recorded in 2003 primarily as a result of a decline in the Bank of Spain’s country risk classification of Argentina, which under Spanish GAAP required us to record a higher percentage of Argentine loans as non-performing regardless of the actual payment history of such loans. As a result of the decrease in loan loss reserves described above under “—Loan Loss Reserve” and the larger decrease in total substandard loans described above, our non performing loans as a percentage of total loans decreased from 1.74% to 1.04% and our loan loss reserves as a percentage of substandard loans increased from 151.5% to 213.66%, in each case as of December 31, 2003 and December 31, 2004, respectively.

We experience higher substandard loans in our Latin American operations, as a percentage of total loans, than in our Spanish operations and actively monitor the higher risk profile of the loan portfolios of our Latin American operations.

As of December 31, 2004, we do not believe that there is a material amount of loans not included in the foregoing table where known information about possible credit problems of the borrowers gives rise to serious doubts as to the ability of the borrowers to comply with the currently applicable loan repayment terms.

The following table provides information, by domicile and type of customer, regarding our substandard loans and the loan loss reserves taken for each substandard loan category, as of December 31, 2004.

	Substandard Loans	Loan Loss Reserve	Substandard Loans as a percentage of Loans in Category
	(in millions of euro)
Domestic:
Government	107	—	0.69%
Agricultural	9	6	0.75%
Industrial	82	57	0.64%
Real estate and construction	94	65	0.49%
Commercial and financial	97	62	0.72%
Loans to individuals	313	257	0.59%
Other	109	95	0.61%

Total domestic	812	442	0.61%
Foreign:
Country risk	17	135	—
Other	1,280	1,236	—

Total foreign	1,297	1,371	3.11%
General reserve	—	2,693	—

Total substandard loans	2,109	4,506	1.21%

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

	At December 31,
	2004		2003		2002
	Amount	% of Total Assets	Amount	% of Total Assets	Amount	% of Total Assets
	(in millions of euro, except percentages)
O.E.C.D.
United Kingdom	2,326	0.75%	3,532	1.23%	1,185	0.41%
Mexico	5,892	1.89%	6,682	2.33%	5,389	1.93%
Other O.E.C.D.	4,313	1.39%	4,335	1.51%	5,115	1.83%

Total O.E.C.D.	12,531	4.03%	14,549	5.07%	11,689	4.18%

Central and South America	3,005	0.97%	3,595	1.25%	4,473	1.60%
Other	1,208	0.39%	1,265	0.44%	1,312	0.47%

Total	16,744	5.38%	19,409	6.76%	17,474	6.25%

The following table sets forth the amounts of our cross-border outstandings as of December 31 of each year indicated by type of borrower where outstandings in the borrower’s country exceeded 0.75% of our total assets.

	Governments	Banks and Other Financial Institutions	Commercial, Industrial and Other	Total
	(in millions of euro)
2004
Mexico	2,494	892	2,507	5,892
United Kingdom	—	1,360	966	2,326
Total	2,494	2,252	3,473	8,218
2003
Mexico	3,662	702	2,318	6,682
United Kingdom	—	2,426	1,106	3,532
Total	3,662	3,128	3,424	10,214
2002
Mexico	1,441	811	3,137	5,389
United Kingdom	—	628	557	1,185
Total	1,441	1,439	3,694	6,574

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

The following table shows the minimum required reserves with respect to each category of country. For BBVA’s level of coverage as of December 31, 2004, see Note 8 to the Consolidated Financial Statements.

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

Our exposure to borrowers in countries with difficulties (the last 4 categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €1,047 million, €927 million and €378 million as of December 31, 2002, 2003 and 2004, respectively. These figures do not reflect loan loss reserves of 46.1%, 66.2% and 30.0%, respectively, against the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of December 31, 2004 did not in the aggregate exceed 0.12% of our total assets.

The country-risk exposures described in the preceding paragraph as of December 31, 2004, 2003 and 2002 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, nontransfer, nonconvertibility and, if appropriate, war and political violence. The sums insured as of December 31, 2004, 2003 and 2002, amounted to $153 million and $466 million and $584.5 million, respectively (approximately €113 million, €369 million and €557.3 million, respectively based on a euro/dollar exchange rate on December 31, 2004 of $1.00=€0.73, December 31, 2003 of $1.00 = €0.79 and on December 31, 2002 of $1.00 = €0.95).

LIABILITIES

Deposits

The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated.

	At December 31, 2004
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(in millions of euro)
Domestic	77,222	13,543	18,670	109,434
Foreign:
Western Europe	11,937	—	15,686	27,623
Latin America	44,865	2,312	6,549	53,726
United States	7,852	—	3,715	11,567
Other	5,175	—	4,862	10,037

Total foreign	69,829	2,312	30,812	102,953

Total	147,051	15,855	49,481	212,387

	At December 31, 2003
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(in millions of euro)
Domestic	74,032	18,374	14,863	107,269
Foreign:
Western Europe	10,914	—	11,078	21,992
Latin America	44,674	2,550	9,175	56,399
United States	3,381	—	1,687	5,068
Other	8,048	—	3,842	11,890

Total foreign	67,017	2,550	25,782	95,349

Total	141,049	20,924	40,645	202,618

	At December 31, 2002
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(in millions of euro)
Domestic	73,485	7,753	14,940	96,178
Foreign:
Western Europe	10,375	—	13,104	23,479
Latin America	51,662	2,095	9,089	62,846
United States	5,220	—	3,265	8,485
Other	5,818	—	5,873	11,691

Total foreign	73,075	2,095	31,331	106,501

Total	146,560	9,848	46,271	202,679

For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Notes 17 and 18 to the Consolidated Financial Statements.

As of December 31, 2004, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 (approximately €73,416 as of December 31, 2004) or greater was as follows:

	At December 31, 2004
	Domestic	Foreign	Total
	(in millions of euro)
3 months or Under	3,931	34,743	38,674
Over 3 to 6 months	1,902	3,388	5,290
Over 6 to 12 months	464	2,720	3,184
Over 12 months	1,934	1,205	3,139

Total	8,231	42,056	50,287

Time deposits from Spanish and foreign financial institutions amounted to €5.5 billion and €24.7 billion, respectively, as of December 31, 2004, substantially all of which were in excess of $100,000 (approximately €73,416 as of December 31, 2004).

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of deposits as of December 31, 2004 and 2003, see Note 18 to the Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity at December 31, 2002, 2003 and 2004.

	At December 31, 2002
	Amount	Weighted Average Rate
	(in millions of euro, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
At December 31	39,675	4.65%
Average during year	39,814	4.72%
Maximum quarter-end balance	44,732	—
Other short-term borrowings (principally bank promissory notes):
At December 31	5,101	2.85%
Average during year	3,967	3.12%
Maximum quarter-end balance	5,101	—
Total short-term borrowings at December 31	44,776	4.44%

	At December 31,
	2004		2003
	Amount	Average Rate	Amount	Average Rate
	(in millions of euro, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
At December 31	38,529	3.36%	38,483	2.81%
Average during year	43,488	3.44%	36,759	3.52%
Maximum quarter-end balance	49,642	—	38,483	—
Bonds, debentures outstanding and subordinated debt
At December 31	7,082	2.81%	8,173	3.00%
Average during year	7,628	2.39%	7,829	3.09%
Maximum quarter-end balance	9,568	—	10,764	—
Bank promissory notes:
At December 31	6,255	2.20%	6,087	2.11%
Average during year	5,675	2.08%	4,666	2.13%
Maximum quarter-end balance	6,255	—	6,219	—
Total short-term borrowings at December 31	51,886	3.14%	52,743	2.76%

Additionally, as of December 31, 2004, the “short-term borrowings” caption included mortgage bonds amounting to €6,751 million.

Return on Equity

The following table sets out our return on equity ratios:

	2004	2003	2002
ROE (net attributable profit/average equity)	20.0	18.4	13.7
ROA (income before minority interests/average total assets)	1.05	1.04	0.85
RORWA (income before minority interests/risk weighted assets)	1.79	1.74	1.48
Dividend pay-out ratio	53.5	55.0	64.5
Equity to assets ratio	5.00	4.32	4.33

F. Competition

The commercial banking sector in Spain has undergone significant consolidation. In addition to the merger of Banco de Santander, S.A. and Banco Central Hispano S.A. that formed Santander Central Hispano, S.A., BBV and Argentaria merged in October 1999. In the majority of the markets where we provide financial services, Santander Central Hispano is our strongest competitor.

We face strong competition in all of our principal areas of operation. The deregulation of interest rates on deposits in the past decade has led to increased competition for large demand deposits in Spain and the widespread promotion of interest-bearing demand deposit accounts and mutual funds. The capturing of customer funds in Spain had been characterized for several years by a large shift of deposits into mutual funds. In 2002, the performance of capital markets reversed this trend and our mutual fund assets under management decreased during such period. In 2003, however, mutual fund deposits once again began to increase and grew by 16% over 2002. Moreover, in 2004 changes in the tax treatment of savings products encouraged competition from the investment fund and the pension fund industries. In 2004, mutual fund assets under management grew by 10.9%. During the same period, the trend in deposits has been favorable and deposits in the banking sector increased by 8.5%, 10.2% and 14.1%, in 2002, 2003 and 2004, respectively.

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

The entry of on-line banks into the Spanish banking system has increased competition, mainly in customer funds businesses such as deposits and especially in saving and time deposits. Insurance companies and other financial services firms also compete for customer funds. Like the commercial banks, savings banks, insurance companies and other financial services firms are expanding the services offered to consumers in Spain. The volume of mortgage loans in the majority of countries where we operate experienced strong growth in 2004. We face competition in this area from saving banks and, to a lesser extent, cooperatives.

The EU Directive on Investment Services took effect on December 31, 1995. The EU Directive permits all brokerage houses authorized to operate in other member states of the EU to carry out investment services in Spain. Although the EU Directive is not specifically addressed to banks, it affects the activities of banks operating in Spain.

Foreign banks also have a strong presence in Spain. As of December 31, 2004, approximately 83 foreign banks, of which 25 were subsidiaries and 58 were branches, operated in Spain and several foreign banks have acquired small and medium-sized Spanish banks.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

In 2004, the world economy generally experienced moderate growth, continuing the positive trend begun in 2003, with China and the United States acting as the major driving forces behind economic growth and high oil prices representing the major uncertainty. While Latin American economies experienced strong growth, European Union economies generally grew modestly, but the Spanish economy was an exception and experienced growth of 2.5%. As a result of stronger growth in the United States, the U.S. Boards of Governors of the Federal Reserve System continued to increase interest rates. The European Central Bank did not increase its reference interest rate and short-term market interest rates in the euro zone remained stable, but long-term interest rates declined. By contrast, short-term interest rates in Mexico, where our most significant operations outside of Spain are located, began to rise in the second quarter of 2005 and continued to increase throughout the year.

Critical Accounting Policies

Note 2 to the Consolidated Financial Statements explains that the Consolidated Financial Statements are presented in the format required by Bank of Spain rules and were prepared in accordance with generally accepted accounting principles for banks in Spain, which include the accounting requirements established by the Bank of Spain (“Spanish GAAP”). The presentation format used and Spanish GAAP accounting principles applied vary in certain respects from the presentation format and accounting rules required to be applied under generally accepted accounting principles in the United States (“U.S. GAAP”) and other rules that are applicable to U.S. banks. A description of the most significant valuation and income recognition principles under Spanish and U.S. GAAP applicable to the Consolidated Financial Statements of BBVA is set forth in Note 32.2.A.

Note 3 to the Consolidated Financial Statements contains a summary of our significant accounting policies. We consider certain of these policies to be particularly important due to their effect on the financial reporting of our financial condition and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the Consolidated Financial Statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our Consolidated Financial Statements and the discussion below. We have identified the following accounting policies as critical to the understanding of our results of operations, since the application of these policies requires significant management assumptions and estimates that could result in materially different amounts to be reported if conditions or underlying circumstances were to change.

Derivatives and other futures transactions

These instruments include unmatured foreign currency purchase and sale transactions, unmatured securities purchase and sale transactions, futures transactions relating to securities, exchange rates or interest rates, forward interest rate agreements, options relating to exchange rates, securities or interest rates and various types of financial swaps.

Macro hedges

These transactions are carried out for hedging and overall management of the financial risks to which we are exposed and aimed at eliminating or significantly reducing currency, interest rate or price risks on our asset and liability positions. Similarly, we also treat as hedging transactions certain transactions which, although not specifically assigned to a specific hedged item, form part of global hedges or macro hedges used to reduce the risk to which we are exposed as a consequence of the overall management of our assets, liabilities and other transactions. For this reason, the gains or losses arising from these hedging transactions are recorded symmetrically with the revenues and expenses relating to the hedged items, and the collections or payments made in settlement of such hedging transactions are recorded with a balancing item under the “Other Liabilities” and “Other Assets” captions in the Consolidated Financial Statements.

As of December 31, 2004, 2003 and 2002, we had arranged macro hedges transactions to cover share price risk in connection with our investments in securities listed on principal international markets and to cover interest rate risk in connection with long-term customer deposits. The security price macro hedges were valued at a quoted market price or based on other valuation techniques. The settlements relating to the interest rate macro hedge were recorded under the accrual method. Our hedging transactions are subjected to an integrated system of risk and earnings measurement, which enables us to continually monitor and assess the financial performance of such transactions. As part of this risk monitoring system, for each macro hedge, we record provisions for credit, market and operating risk in accordance with the provisioning policies in our banking business for similar transactions. In connection with our macro hedging policy, we make assumptions as to future movements in interest rates and exchange rates.

Non-hedging transactions valuation

Non-hedging transactions, which are also known as trading transactions, are valued in accordance with Bank of Spain regulations based on the market on which they are traded:

•	Transactions arranged in organized markets are valued at quoted market prices and the gains or losses arising as a result of market price fluctuations are recorded in full in our Consolidated Statement of Income.

•	For over the counter (OTC) derivative financial instruments (mainly, forwards, swaps and some options) theoretical closing prices are assessed at least every month and provisions are recorded with a charge to income for the potential net losses, if any, in each risk category (interest rate risk, currency risk and equity risk) and currency arising from such valuations. Gains are only recognized in income when effectively realized. This procedure is also applied to currency options traded outside organized markets. Theoretical closing prices are the most reliable measure of fair value for derivative financial instruments.

Although Bank of Spain’s rules provide guidance regarding valuation of OTC derivative financial instruments, we are required to make estimates and assumptions regarding theoretical closing prices, such as with respect to futures quotations, maturities and the effects of markets risks.

The determination of theoretical closing prices mentioned above requires us to make estimates and certain assumptions. If listed market prices are not available, we have to calculate the fair value from commonly used pricing models that consider contractual prices for the underlying financial instruments, yield curves and other relevant factors. Our use of different estimates or assumptions in these pricing models could lead to different amounts being recorded in our Consolidated Financial Statements.

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

The amount of the statistical provision is the difference between the measure of latent risk (expected losses) and any specific provisions already taken (covering impaired assets). In a favorable economic climate, specific provisions are low and statistical provisions are positive. However, during an economic slowdown, as the percentage of impaired assets increases, specific provisions also increase and the statistical provisions become negative. This means that the statistical fund (accumulated in previous years) starts being used and an amount equal to the difference between the latent risk and the specific provisions is credited to the Net Loan Loss Provisions line item of the Consolidated Statement of Income.

The Bank of Spain solvency provision offers banks two options for establishing loan loss provisions. First, banks may use their own internal measurements of statistical credit risk and second, banks may use a standard method with parameters set by the Bank of Spain. We use the standard method, dividing our transactions into six groups, according to the relative risk of our assets and off-balance sheet items. A vector of coefficients (ranging from 0 to 1.5%) determined by the Bank of Spain is applied to the loans and off-balance sheet items in each of the six groups. The resulting figure is the estimated expected loss in connection with our assets and off-balance sheet items.

We are currently working on developing our own internal method for calculating statistical credit risk, which is intended to be consistent with the principles contained in the Basel II accords.

Goodwill in consolidation

This line item in our Consolidated Statement of Income reflects the positive differences between the acquisition cost of shares of consolidated companies or companies carried by the equity method and their underlying book value, if such differences cannot be identified as corresponding to additions to the book value by specific assets of the acquired companies.

We generally amortize goodwill on a straight-line basis over a maximum period of 20 years based on our assumption that this is the period over which the underlying investments will produce income for us. If we determine that goodwill will not generate income as expected, we may be required to adjust the amortization period accordingly.

Unrealized losses in investment securities

At the end of every year, we assess our investment securities to determine whether a decline in their fair value has resulted in unrealized gains or losses. If unrealized losses are characterized as “other than temporary”, such losses would be required to be taken as a charge to our Consolidated Statement of Income. In order to assess whether unrealized gains or losses exist, we must first identify whether there has been a change in the securities’ fair value by applying specific valuation methodologies under Spanish GAAP depending on whether the security is debt or equity and part of our trading portfolio, held-to-maturity portfolio or available-for-sale portfolio.

Determinations of fair value for listed securities are generally based on market prices and for unlisted securities on discounted cash flows (for debt) and book value (for equity). A change in fair value that results in a fair value that is lower than amortized cost will generally give rise to an unrealized loss.

Once an unrealized loss has been identified, it must then be classified as “temporary” or “other than temporary”. Under Spanish GAAP there are no general rules regarding the methodologies and factors that must be used or the period of time to consider in determining whether an unrealized loss is “temporary” or “other than temporary”. BBVA’s management considers that an unrealized loss is “temporary” under Spanish GAAP if it believes that it will collect or recover all of the unrealized loss due to the credit risk of the issuer of the investment security or when due to current or expected market conditions (volatility, interest rate evolution or macroeconomic variables) or future expectations, management considers that all or part of an unrealized loss will be recovered. BBVA’s management considers that an unrealized loss is “other than temporary” if it believes that it will not collect or recover all the unrealized loss due to the credit risk of the issuer of the investment security, or when due to market conditions (volatility, interest rate evolution, macroeconomic variables) or future expectations, management considers that all or part of an unrealized loss will not be recovered (market risk). Based on the foregoing factors, BBVA’s management will conclude that an unrealized loss is “other than temporary” when a demonstrable recovery in the fair value of the security is not expected in the near future (one year). BBVA’s management performs this analysis at the end of each reporting period.

As described above, if an unrealized loss is classified as “other-than-temporary” we are required by Bank of Spain regulations to take a charge to our Consolidated Statement of Income and we record such charge under the “net securities write downs” and “market operations” line items.

Our total unrealized losses were €136.5 million, €60.3 million and €551.9 million as of December 31, 2004, 2003 and 2002, respectively.

The charges to our Consolidated Statement of Income as of December 31, 2004 were €48.5 million. Charges to our Consolidated Statement of Income as of December 31, 2002 were €282 million. There were no charges to Consolidated Statement of Income as of December 31, 2003.

If management’s assumptions and estimates concerning the probability that we will recover all or part of unrealized losses are considered incorrect and are revised, or if such assumptions and estimates are modified in light of changes in the factors described above, we may be required to change the classification of certain unrealized losses from “temporary” to “other than temporary” and, accordingly, take a corresponding charge to our Consolidated Statement of Income.

International Financial Reporting Standards (IFRS)

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an European Union member state and whose securities are admitted to trading on a regulated market of any member state must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with the IFRS. Therefore, BBVA will be required to prepare its consolidated financial statements for the year ending December 31, 2005 in conformity with the IFRS which had been ratified by the European Union at that date.

Under IFRS 1, First-Time Adoption of International Financial Reporting Standards, BBVA’s consolidated financial statements for 2005 must necessarily include, for comparison purposes, a consolidated balance sheet as of December 31, 2004, and a consolidated statement of income for the year then ended prepared in accordance with IFRS.

On December 22, 2004 the Bank of Spain issued Circular 4/2004 on Public and Restricted Financial Reporting Standards and Model Financial Statements, which sets forth for new accounting rules applicable to Spanish banks based on IFRS.

We are currently implementing a plan for transition to IFRS, which includes, among other things, an analysis of the differences between Spanish GAAP and IFRS, the selection of the accounting policy to be applied when alternative policies are permitted and an assessment of changes in reporting procedures and systems we will be required to undertake in order to transition to IFRS.

As of the date of this Annual Report, we are in the process of preparing our Consolidated Financial Statements for the year ended December 31, 2004 in accordance with the IFRS currently in force. However, continuing developments in IFRS could occur until December 31, 2005 and, accordingly, there is uncertainty concerning what IFRS will be in effect when we prepare our first consolidated financial statements in accordance with IFRS as of and for the year ended December 31, 2005. Consequently, to date, we are unable to estimate the net effect that applying IFRS will have on our results of operations or financial condition, or any component thereof. The effect of such differences, however, may be material, individually or in the aggregate, to financial items reported in our Consolidated Financial Statements relating to, among other things, the accounting treatment for derivative instruments, financial instruments, intangible assets, deferred costs, business combinations and goodwill. The adoption of IFRS may, as a result, affect the valuation methods we use to measure and evaluate our performance and make it more difficult to compare our results of operations and financial condition for periods in respect of which IFRS is applied to our results of operations and financial conditions to periods in respect of which Spanish GAAP was applied.

A. Operating Results

Events Affecting Comparability of Historical Results of Operations and Financial Condition

Charges for Early Retirements

In 2002, 2003 and 2004, we offered certain employees the option to retire prior to the retirement age stipulated in such employees’ current collective labor agreement. The costs arising from such early retirements include indemnities, deferred compensation and future contributions to external pension funds. In 2002 and 2003, as authorized by the Bank of Spain and approved by our General Shareholders Meeting, we charged €324 million and €520 million, respectively, as the estimated aggregate cost of early retirements to retained earnings. In 2004, the Bank of Spain did not grant us permission to charge the estimated costs of early retirements to retained earnings and, accordingly, we charged €372 million to our consolidated statement of income for the year ended December 31, 2004.

Effect of the Depreciation of Latin American Currencies

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries keep their accounts in other currencies, principally Mexican pesos, Argentine pesos, Chilean pesos, and Colombian pesos and also Venezuelan bolivars, Peruvian nuevos soles, Paraguyan guaranis, Uruguyan pesos and U.S. dollars.

BBVA’s results of operations and financial condition in 2004, 2003 and 2002 were significantly affected by the declines in exchange rates of many of the Latin American currencies in countries in which BBVA operates against the euro. As Latin American currencies and the U.S. dollar depreciate against the euro, when the results of operations of our Latin American subsidiaries are included in our Consolidated Financial Statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same or improved relative to the prior year. Accordingly, declining exchange rates may limit the ability of our results of operations, stated in euro, to fully describe the performance in local currency terms of our Latin American subsidiaries.

The assets and liabilities of our subsidiaries which keep their accounts in currencies other than the euro have been translated to euro at the period-end exchange rates for inclusion in our Consolidated Financial Statements. Income statement items have been translated at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies against the euro, expressed in local currency=€1.00 at December 31, 2004, 2003 and 2002, according to the European Central Bank.

	December 31, 2004	Δ% from previous year	December 31, 2003	Δ% from previous year	December 31, 2002	Δ% from previous year
Mexican peso	15.1823	(6.5)	14.1882	(22.7)	10.9700	(26.4)
Venezuelan bolivar	2,610.97	(22.6)	2,020.20	(28.1)	1,453.49	(53.5)
Colombian peso	3,205.13	9.5	3,508.77	(14.4)	3,003.00	(32.9)
Chilean peso	759.30	(1.4)	748.50	0.9	755.29	(22.9)
Peruvian nuevo sol	4.4745	(2.1)	4.3810	(15.9)	3.6867	(17.7)
Argentine peso	4.0488	(8.1)	3.7195	(4.8)	3.5394	(75.1)
U.S. dollar	1.3621	(7.3)	1.2630	(17.0)	1.0487	(16.0)

For BBVA, the most significant country that has been adversely affected by declining exchange rates has been Mexico where our most significant operations outside of Spain are located. As indicated in the foregoing table, the Mexican peso/euro exchange rate has fallen sharply over 2002, 2003 and 2004, declining approximately 56% over the three year period. The effect of declining exchange rates in Mexico and in several of the other Latin American countries in which we operate is an important factor that, if this trend were to change and exchange rates improved, could affect the comparability of our historical and future results of operations and financial condition. In addition, declining exchange rates may limit the ability of our results of operations, stated in euro, to fully describe the performance in local currency terms of our Latin American subsidiaries.

Argentina

Political and economic conditions in Argentina in the last several years have had a significant negative effect on the entire Argentinean banking sector and have consequently severely affected the operating results of our Argentinean banking, and, to a lesser extent, pension fund management operations during the period. Though macroeconomic and political conditions improved in Argentina in 2003 and 2004, significant instability remained and the extent and scope of any economic and banking recovery are uncertain.

In 2002, we entered into a series of transactions with Banco Francés and made an additional provision of €131 million in respect of securities issued by Banco Francés and held by us. This amount was charged to our 2002 consolidated statement of income. In 2003, BBVA did not make any additional investments in, or provide any financial assistance to, its subsidiaries in Argentina.

On January 21, 2004, Banco Francés presented to Argentine banking authorities the latest version of its “regularization and reorganization” plan, which Banco Francés had been required to prepare beginning in 2002. The plan proposed the sale by Banco Francés of its subsidiary BBVA Banco Francés (Cayman) Ltd. to us, and the capitalization of a €78 million loan granted by us to Banco Francés.

The sale of BBVA Banco Francés (Cayman) Ltd. to us for U.S.$238.5 was closed on March 18, 2004. On April 22, 2004, Banco Francés’s shareholders. authorized a capital increase with a par value of ARP 385 million, which was executed in October 2004. We subscribed to the capital increase through the conversion into equity of the €78 million loan we had granted Banco Francés.

As a result of the measures described above, we have provisioned for or written off our entire investment in Argentina to date. Despite these provisions and write-offs, if the situation in Argentina deteriorates and adversely affects the results of operations of our Argentine businesses, our financial condition and results of operations could be materially adversely affected.

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

As a result of our agreement to sell our entire interest in BBV Brasil in January 2003, under Spanish GAAP we accounted for BBV Brasil’s results of operations from January 1, 2003 until June 9, 2003 under the equity method, rather than under full consolidation, which we had applied in 2002. In addition, also consistent with Spanish GAAP, for the remainder of 2003 we accounted for our interest in Bradesco under the equity method. Accordingly, whereas in 2002 each of the line items in our Consolidated Statement of Income reflected the contribution of BBV Brasil, in 2003 and 2004 our Brazilian results of operations and investments are reflected only in the “Net income from companies accounted for by the equity method” line item in our Consolidated Statement of Income.

In addition, in connection with our decision to sell BBV Brasil in January 2003, as of December 31, 2002, we recorded a charge €189 million in the “Net income on Group transactions” line item of our Consolidated Statement of Income.

Other Provisions and Charges

In 2002, we elected to take provisions and extraordinary charges of €129 million of extraordinary goodwill amortization in respect of our investments in subsidiaries located in non-investment grade countries, such as Colombia, Venezuela and Peru. These provisions were based on our assessment of the prospects for economic recovery in these countries, the prolongation of the negative effect on earnings of the depreciation in several Latin American currencies and the overall likelihood of our recovering the full value of our investments. In 2002, we also took €81 million of special provisions for expenses relating the early retirement of certain of our personnel.

Consolidated Statement of Income

Our Consolidated Statement of Income covering the years ended December 31, 2004, 2003 and 2002 is set out below.

	Year ended December 31, 2004			Change
	2004	2003	2002	2004/2003	2003/2002
	(in millions of euro)			(in percentages)
Consolidated Statement of Income
Net interest income	7,069	6,741	7,808	4.9	(13.7)
Net fee income	3,379	3,263	3,668	3.6	(11.1)
Basic margin	10,448	10,004	11,476	4.4	(12.8)
Market operations	605	652	765	(7.1)	(14.8)
Ordinary revenue	11,053	10,656	12,241	3.7	(12.9)
General administrative expenses	(4,963)	(5,031)	(5,772)	(1.3)	(12.8)
Personnel costs	(3,184)	(3,263)	(3,698)	(2.4)	(11.8)
Other administrative expenses	(1,779)	(1,768)	(2,074)	0.6	(14.7)
Depreciation and amortization	(453)	(511)	(631)	(11.2)	(19.1)
Other operating revenues and expenses, net	(197)	(219)	(261)	(10.0)	(16.1)
Net operating income	5,440	4,895	5,577	11.1	(12.2)
Net income from companies accounted for by the equity method	360	383	33	(6.1)	n.m. (1)
Amortization of consolidation goodwill	(582)	(639)	(679)	(9.0)	(5.9)
Net income on Group transactions	592	553	361	7.0	53.3
Net loan loss provisions	(931)	(1,277)	(1,743)	(27.1)	(26.8)
Net securities write-downs	—	—	3	—	—
Extraordinary items, net	(730)	(103)	(433)	n.m. (1)	(76.2)
Pre-tax profit	4,149	3,812	3,119	8.8	(22.2)
Corporate income tax and other taxes	(957)	(915)	(653)	4.6	40.1
Income before minority interests	3,192	2,897	2,466	10.2	17.5
Minority interests	(390)	(670)	(747)	(41.7)	(10.2)
Net attributable profit	2,802	2,227	1,719	25.8	29.5

(1)	Not meaningful.

Results of operations for 2004 compared with 2003

Net interest income

Net interest income for 2004 amounted to €7,069 million, an increase of 4.9% from €6,741 million in 2003, principally due to an increase in the group’s overall business volume. Low interest rates in Spain during 2004 reduced the spread between the interest we paid on interest-bearing liabilities, principally deposits, and the interest we earned on our interest-earning assets, principally loans, in our core Spanish market. This low yield spread was off-set by the significant increase in business volume in Spain during 2004 and an increase in both interest rates and business volume in Mexico, which resulted in a higher yield spread, and an increase in net interest income generated by the Mexico business unit. In addition, the depreciation against the euro of the currencies of the Latin American countries in which operate adversely affected our subsidiaries net interest income expressed in euro.

The following table summarizes the principal components of net interest income for 2004 compared to 2003.

	Year ended December 31,		Change
	2004	2003	2004/2003
	(in millions of euro)		(in percentages)
Financial revenues	12,466	12,537	(0.6)
Financial expenses	(6,101)	(6,260)	(2.5)
Income from equities portfolios	704	464	51.6
Net interest income	7,069	6,741	4.9

Net fee income

Net fee income in 2004 amounted to €3,379 million, an increase of 3.6% from €3,263 million in 2003, principally due to a 6.9% increase of fees from mutual and pensions funds management compared to 2003 due to a 10.1% increase in assets under management. In addition, brokerage fees increased 4.7% in 2004 compared to 2003.

Basic margin

Adding net interest income and net fee income results in a basic margin of €10,448 million in 2004, an increase of 4.4% from €10,004 million in 2003.

Market operations

Income from market operations totaled €605 million in 2004, a decrease of 7.1% from €652 million in 2003, principally due to a 58.7% decrease in income from market operations in our Wholesale and Investment Banking business unit and a 50.1% decrease in income from market operations in our Mexico business unit, which more than offset a 41% increase in income from market operations of our Assets and Liability Committe.

Ordinary revenue

Adding basic margin and income from market operations results in ordinary revenue of €11,053 million in 2004, an increase of 3.7% from €10,656 million in 2003.

General administrative expenses

General administrative expenses amounted to €4,963 million in 2004, a decrease of 1.3% from €5,031 million in 2003, principally due to cost containment measures applied throughout BBVA’s operations. During 2004, we reduced our headcount by nearly 2,080 people (2.4%), primarily in Latin America (a reduction of 1,730, or 3.3%), the majority of which occurred in Mexico and Venezuela. Headcount was also reduced as a result of the sale of our pension management and insurance companies in El Salvador.

Depreciation and amortization

Depreciation and amortization of property and equipment and intangible assets amounted to €453 million in 2004, a decrease of 11.2% from €511 million in 2003, principally due to the continued depreciation of Latin American currencies against the euro which decreased the euro value of the property and equipment and intangible assets of our Latin American subsidiaries.

Net operating income

Subtracting, among other items, general administrative expenses and depreciation and amortization from ordinary revenue results in net operating income of €5,440 million in 2004, an increase of 11.1% from €4,895 million in 2003.

Net income from companies accounted for by the equity method

As described in the following table, in 2004 net income from companies accounted for by the equity method amounted to €360 million, compared to €383 million in 2003.

	Year ended December 31,		Change
	2004	2003	2004/2003
	(in millions of euro)		(in percentages)
Income from companies accounted for by the equity method	797	702	13.4
Dividends received	(437)	(319)	36.9

Net income from companies accounted for by the equity method	360	383	(6.1)

The increase income from companies accounted for by the equity method in 2004 was principally due to the improvement in the earnings of our investee companies in 2004, while the decrease in net income from companies accounted for by the equity method was due to higher dividends paid by such investee companies in 2004 compared to 2003.

Amortization of consolidation goodwill

Amortization of consolidation goodwill charges amounted to €582 million in 2004, a decrease of 9.0% from €639 million in 2003, principally due to the €119 million of extraordinary goodwill charges we recorded in 2003 relating to our investments in Bradesco and Gas Natural. Of the amount recorded in 2004, €243 million related to the amortization of goodwill of Bancomer and €193 million related to Banca Nazionale del Lavoro, €145 million of which corresponded to the early amortization of the unamortized goodwill relating to this entity in the last three months of 2004. In 2004, the amortization period we apply to the goodwill of Bancomer was extended from 10 to 20 years because we determined that it is forseeable that we will recover our investments in Bancomer over such longer period.

Net income on Group transactions

Net income on Group transactions amounted to €592 million in 2004, an increase of 7.0% from €553 million in 2003. This increase was principally due to the sale of our interest in Banco Atlántico, which resulted in a gain of €218 million, and from gains from the sale of our interests in Telefónica, S.A. (€142 million), Gamesa Corporativa, S.A. (€53.1 million), Acerinox, S.A. (€34.6 million), Grubarges Inversion Hoteleria, S.L. (€26.3 million), Vidrala, S.A. (€19.3 million) and Hilo Direct Seguros, Reaseguros, S.A. (€26.0 million), which amounted to an aggregate of €258 million.

Net loan loss provisions

Net loan loss provisions amounted to €931 million in 2004, a decrease of 27.1% from €1,277 million in 2003. The following table sets forth the changes in the principal items comprising our net loan loss provisions in 2004 and 2003.

	Year ended December 31,		Change
	2004	2003	2004/2003
	(in millions of euro)		(in percentages)
Gross provisions	(1,559)	(1,821)	(14.4)
Reversals	426	317	34.4
Recoveries	202	227	(11.0)

Net loan loss provisions	(931)	(1,277)	(27.1)

The decline in net loan loss provisions in 2004 compared to 2003 was principally due to the depreciation of the Latin America currencies in the countries in which we have operations and increased provisions we took in 2003 related to our operations in Argentina as a result of an increase from 50% to 75% of the country-risk provision requirement relating to loans issued by our Argentine banks due to our decision to adopt more stringent criteria for classification of doubtful loans in Argentina than are required under applicable Bank of Spain guidelines. Also, in 2004 our non-performing loan (“NPL”) ratio improved to 1.04% from 1.74% in 2003 principally due to a 20% decrease in non-performing loans and a 14% increase in the size of our overall loan portfolio. These reductions in loan loss provisions were partially offset by an increase of over €600 million for provisions for the statistical coverage of loan losses as a result of the growth in total net lending in 2004.

Extraordinary items, net

Net extraordinary items in 2004 amounted to a loss of €730 million, principally due to an extraordinary charge of €572 million relating to the cost of the early retirement in 2004 of 1,372 employees. As described above, in 2003 and 2002, in accordance with Rule 13.13 of Bank of Spain Circular 4/1991 and with the approval of our shareholders, we charged these provisions to retained earnings.

Extraordinary income amounted to €432 million in 2004, a decrease of 31.5% from €631 million in 2003, and included the following items: €37 million of gains relating to the effect of inflation accounting in certain countries in which we operate, €97 million of gains on the disposal of property and equipment and long-term financial investments, €74 million from the recognition of interest earned in prior years and €224 million in other extraordinary gains principally due to income from the provision of non-banking services, which we are required to record under extraordinary income. See Note 28.g. to the Consolidated Financial Statements.

Extraordinary losses amounted to €1,162 million in 2004, an increase of 58.4% from €734 million in 2003, and included the following items: €572 million relating to early retirement costs, €75 million in losses relating to the effect of inflation accounting in certain countries in which we operate, €21 million in losses on the disposal of property and equipment and long-term financial investments, €12 million in provisions for property received in foreclosures, €74 million in provisions for contingencies, €69 million in provisions related to forward derivative transactions, €309 million in other provisions and €30 million in other extraordinary losses.

Corporate income tax and other taxes

The effective tax rate for 2004 was 23.1% compared to 24% for 2003, principally due to the change in the composition of our pre-tax profit. The corporate tax reserve amounted to €957 million in 2004, an increase of 4.6% from €915 million in 2003.

Minority interests

Minority interests amounted to €390 million in 2004, a decrease of 41.7% from €670 million in 2003, principally due to the decrease of minority interests in Bancomer. In February 2004, we completed a U.S.$4.1 billion tender offer to acquire all of the outstanding shares of Bancomer and increased our interest in Bancomer from approximately 59.4% to more than 99%. Our minority interests also decreased in 2004 as a result of our redemption of three series of our outstanding preferred shares during such year.

Net attributable profit

As a result of the items described above, our net attributable profit amounted to €2,802 million in 2004, an increase of 25.8% from €2,227 million in 2003.

Financial condition

Our total assets amounted to €311 billion as of December 31, 2004, an increase of 8.3% from €287 billion as of December 31, 2003, principally due to an increase in overall Group lending.

As of December 31, 2004, our customer funds (which include deposits, marketable debt securities, subordinated debt, mutual funds and pension funds) amounted to €324 billion, an increase of 9.5% from €296 billion as of December 31, 2003, principally due to an increase in deposits to our mutual funds and pensions plans and an increase in marketable debt securities.

Stockholders’ equity

As of December 31, 2004, stockholders’ equity amounted to €15.6 billion, an increase of 25.4% from €12.4 billion as of December 31, 2003, principally due to a €2.0 billion capital increase undertaken in February 2004 in connection with our tender offer for all of Bancomer’s outstanding shares.

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

The following table summarizes the principal components of net interest income for 2003 compared to 2002.

	Year ended December 31,		Change
	2003	2002	2003/2002
	(in millions of euro)		(in percentages)
Financial revenues	12,537	17,234	(27.2)
Financial expenses	(6,260)	(9,784)	(36.0)
Income from equities portfolios	464	358	29.6
Net interest income	6,741	7,808	(13.7)

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

Stockholders’ equity

As of December 31, 2003, stockholders’ equity amounted to €12.4 billion, a decrease of 0.8% from €12.3 billion as of December 31, 2002.

Results of operations by business area

As described under “Item 4. Information on the Company—Business Overview,” our business areas are the following:

•	Retail Banking in Spain and Portugal;

•	Wholesale and Investment Banking;

•	Banking in America; and

•	Corporate Activities and Other.

In our Annual Report for the years ended December 31, 2003 and 2002, due to the economic, political and social crises that affected our Argentinean operations in such period, we provided additional disclosure on our Argentinean operations and discussed such operations as if they comprised a separate business area. In 2004, economic, political and social conditions in Argentina have stabilized and the Argentine economy has experienced significant growth. As a result of such stabilization and growth, our management no longer tracks our Argentine operations as a separate business area and, accordingly, in this Annual Report we do not discuss our Argentinean operations separately, but rather as part of the business area Banking in America, where these operations were included in our Annual Report for 2001 and for prior years. For comparability purposes in the discussion of the results of operations of our Banking in America business area below, we have restated the Banking in America business area’s results of operations for 2003 and 2002 to also include the results of operations of our Argentinean operations in such years.

Retail Banking in Spain and Portugal

	Year ended December 31,			Change
	2004	2003	2002	2004/2003	2003/2002
Net interest income	3,348	3,221	3,189	3.9	1.0
Net fee income	1,647	1,476	1,510	11.6	(2.3)

Basic margin	4,995	4,697	4,699	6.3	0.0
Market operations	54	44	46	21.5	(3.2)

Ordinary revenue	5,048	4,741	4,745	6.5	(0.1)
General administrative expenses	(2,108)	(2,119)	(2,124)	(0.5)	(0.2)
Personnel costs	(1,405)	(1,391)	(1,386)	1.0	0.4
Other administrative expenses	(703)	(728)	(738)	(3.5)	(1.4)
Depreciation and amortization	(102)	(114)	(123)	(10.8)	(7.0)
Other operating revenues and expenses, net	(46)	(43)	(51)	6.4	(14.8)

Net operating income	2,792	2,465	2,447	13.3	0.7
Net income from companies accounted for by the equity method	(26)	8	(6)	n.m. (1)	n.m. (1)
Amortization of consolidation goodwill	—	—	1	—	—
Net income on Group transactions	29	(1)	—	n.m. (1)	—
Net loan loss provisions	(580)	(492)	(433)	17.8	13.6
Extraordinary items, net	9	(10)	5	n.m. (1)	n.m. (1)

Pre-tax profit	2,225	1,970	2,014	12.9	(2.2)
Corporate income tax and other taxes	(743)	(650)	(666)	14.2	(2.4)

Income before minority interests	1,482	1,320	1,348	12.3	(2.1)
Minority interests	(72)	(81)	(82)	(11.4)	(2.0)

Net attributable profit	1,410	1,239	1,266	13.8	(2.1)

(1)	Not meaningful.

Net interest income. Net interest income for 2004 amounted to €3,348 million, a 3.9% increase from €3,221 million in 2003, principally due to due to growth in our loan portfolio and more efficient asset and liability management. Our loan portfolio amounted to €109,591 million, a 20.0% increase from €91,295 million in 2003, with particularly strong growth in mortgage loans and loans to SMEs. In 2003, net interest income amounted to €3,221 million, a 1.0% increase from €3,189 million in 2002, principally due to growth in our loan portfolio and more efficient asset and liability management, which slightly offset narrowing spreads. In 2003 our loan portfolio was €91,295 million, which was a 13.9% increase from €80,152 in 2002, principally due to strong growth in mortgage loans.

Net fee income. Net fee income for 2004 amounted to €1,647 million, an increase of 11.6% from €1,476 million in 2003, principally due to an increase in fees from mutual and pensions funds management due to an increase in assets under management. In 2003, net fee income amounted to €1,476 million, a decrease of 2.3% from €1,510 million in 2002, principally due to a decrease in underwriting fees.

Basic margin. Adding net interest income and net fee income results in a basic margin of €4,995 million in 2004, an increase of 6.3% from €4,697 million in 2003. Basic margin in 2003 decreased from €4,699 million in 2002.

Market operations. Income from market operations amounted to €54 million in 2004, an increase of 21.5% from income from market operations of €44 million in 2003, principally due to exchange rate profits in connection with providing financing for our customer’s foreign trade transactions and an increase in sales of cash management products to SMEs. In 2003, income from market operations amounted to €44 million, a decrease of 3.2% from €46 million in 2002, principally due to lower exchange rate gains.

General administrative expenses, depreciation and amortization and net other operating revenues and expenses. Operating expenses in 2004 amounted to €2,256 million, a decrease of 0.9% from €2,277 million in 2003, principally due to continued savings achieved through efficiency plans initiated in 2003, which reduced several of our expense items, including other administrative expenses, which decreased by 3.5%, and more than offset a slight increase in personnel costs of 1.0%. In 2004, depreciation and amortization charges decreased 10.8% compared to 2003. In 2003, operating expenses totaled €2,277 million, a decrease of 1.0%, with most of the reductions in operating expenses resulting from the efficiency plans initiated in 2003. In 2003, depreciation and amortization charges decreased 7.0% compared to 2002.

Net operating income. Subtracting, among other items, general administrative expenses and depreciation and amortization from ordinary revenue results in net operating income of €2,792 million in 2004, an increase of 13.3% from 2003. In 2003, net operating income amounted to €2,465 million, an increase of 0.7% from 2002.

Other items. Net loan loss provisions amounted to €580 million in 2004, an increase of 17.8% from €492 million in 2003, principally due to an increase in the size of our loan portfolio. In 2003, net loan loss provisions amounted to €492 million, an increase of 13.6% from €433 million in 2002, principally due to an increase in the size of our loan portfolio. The Retail Banking in Spain and Portugal business area’s non-performing loan ratio was 0.61% in 2004, compared to 0.85% in 2003 and 0.99% in 2002.

Net attributable profit. As a result of the items described above, net attributable profit amounted to €1,410 million in 2004, an increase of 13.8% compared to 2003. In 2003, net attributable profit amounted to €1,239 million, a decrease of 2.1% from €1,266 million in 2002.

Wholesale and Investment Banking

	Year ended December 31,			Change
	2004	2003	2002	2004/2003	2003/2002
Net interest income	746	678	718	10.0	(5.6)
Net fee income	220	178	209	24.0	(15.0)

Basic margin	966	856	927	12.9	(7.7)
Market operations	51	123	(5)	(58.7)	n.m. (1)

Ordinary revenue	1,017	979	922	3.9	6.1
General administrative expenses	(304)	(310)	(329)	(1.9)	(5.6)
Personnel costs	(203)	(205)	(212)	(0.9)	(3.3)
Other administrative expenses	(101)	(105)	(117)	(3.7)	(9.9)
Depreciation and amortization	(6)	(9)	(12)	(31.4)	(19.1)
Other operating revenues and expenses, net	(5)	(6)	(1)	(6.0)	n.m. (1)

Net operating income	701	654	580	7.2	12.6
Net income from companies accounted for by the equity method	34	65	21	(47.7)	n.m. (1)
Amortization of consolidation goodwill	(2)	(2)	(5)	(4.3)	(56.2)
Net income on Group transactions	138	32	88	n.m. (1)	(63.2)
Net loan loss provisions	(214)	(143)	(141)	50.1	1.2
Extraordinary items, net	16	38	9	(58.1)	n.m. (1)

Pre-tax profit	672	644	552	4.4	16.6
Corporate income tax and other taxes	(121)	(135)	(124)	(10.1)	8.7

Income before minority interests	551	509	428	8.3	18.9
Minority interests	(36)	(41)	(46)	(12.6)	(10.7)

Net attributable profit	515	468	382	10.1	22.5

(1)	Not meaningful.

Net interest income. Net interest income amounted to €746 million in 2004, an increase of 10.0% from €678 million in 2003, principally due to an increase in lending and an efficient asset and liability management, despite the operations have been affected by the weakness of the U.S. dollar against the euro. In 2003, net interest income amounted to €678 million, a decrease of 5.6% from €718 million in 2002, principally due to the fall in interests rates which reduced our net interest margin and the weakness of the U.S. dollar against the euro, which negatively affected the interest income generated from our dollar-denominated assets when converted to euro and included in our Consolidated Statement of Income.

Net fee income. Net fee income amounted to €220 million in 2004, an increase of 24.0% from €177 million in 2003, principally due to an increase in fees for providing guarantees of our customers’ obligations to third parties and an increase in fee income from capital markets advisory work by our Global Markets and Distribution business unit. In 2003, net fee income amounted to €177 million in 2003, a decrease of 14.8% from €209 million in 2002, principally due to a lower level of activity in the equities markets.

Basic margin. Adding net interest income and net fee income results in a basic margin of €966 million in 2004, an increase of 12.9% from €856 million in 2003. Basic margin in 2003 decreased 7.7% from €927 million in 2002.

Market operations. Income from market operations amounted to €51 million in 2004, a decrease of 58.7% from €123 million in 2003, principally due to losses in derivative transactions we enter into to cover our exposure on products we sell to our customers. Income from market operations in 2003 increased from a loss of €5 million in 2002, principally due to severe market volatility in 2002.

General administrative expenses, depreciation and amortization and net other operating revenues and expenses. Operating expenses amounted to €315 million in 2004, a decrease of 3.1% from €325 million in 2003, principally due to reductions in personnel costs of €2 million, or 0.9%, other administrative expenses of €4 million, or 3.7%, and depreciation and amortization charges of €3 million, or 31.4%. In 2003, Operating expenses amounted to €325 million, a decrease of 5% from €342 million in 2002. In 2003, most of the cost savings were achieved in the Global Markets and Distribution business unit.

Net operating income. Subtracting, among other items, general administrative expenses and depreciation and amortization from ordinary revenue results in, net operating income of €701 million in 2004, an increase of 7.2% from €654 million in 2003. Net operating income in 2003 increased 12.6% from €580 million in 2002.

Other items. In 2004, net income from companies accounted for by the equity method amounted to €34 million, a decrease of 47.7% from €65 million in 2003, principally due to an increase in dividends, which offset the increase of net income from several of our investee companies. In 2003, net income from companies accounted for by the equity method amounted to €65 million, an increase of 209% from €21 million in 2002, principally due to an increase in the net income of several of our investee companies, particularly in the real estate sector. Net loan loss provisions amounted to €214 million in 2004, an increase of 50.1% from €143 million in 2003, principally due to an increase in our loan portfolio and the volume of guarantees we provided our customers for their obligations to third parties. Net loan loss provisions in 2003 increased 1.4% from €141 million in 2002, principally due to a moderate 3.6% increase in lending. The Wholesale and Investment Banking business area’s non-performing loan ratio was 0.19% in 2004, compared to 0.50% in 2003 and 0.76% in 2002.

Net attributable profit. As a result of the items described above, net attributable profit amounted to €515 million in 2004, an increase of 10.1% from €468 million in 2003. Net attributable profit in 2003 increased 22.5% from €382 million in 2002.

Banking in America

As described above, in our Annual Report for the years ended December 31, 2003 and 2002 we provided additional disclosure on our Argentinean operations and discussed such operations as if they comprised a separate business area. As a result of improved conditions in Argentina in 2004, our management no longer tracks our Argentine operations as a separate business area and, accordingly, our Argentinean operations are included in the following discussion of our Banking in America business area, where these operations were included in our Annual Report for 2001 and for prior years. For comparability purposes in the discussion of the results of operations of our Banking in America business area below, we have restated the Banking in America business area’s results of operations for 2003 and 2002 to also include the results of operations of our Argentinean operations in such years.

As discussed above under “—Events Affecting Comparability of Historical Results of Operations and Financial Condition—Effect of the Depreciation of Latin American Currencies”, the depreciation of the currencies of the Latin American countries in which we operate against the euro was the most significant factor affecting the results of operations of our Latin American subsidiaries which generally increased more significantly in local currency terms than in euro terms. In local currency terms, our Latin American subsidiaries sought to increase business volumes and fee income in order to offset the effect of historically low interest rates on net interest margin.

	Year ended December 31,			Change
	2004	2003	2002	2004/2003	2003/2002
Net interest income	3,065	2,838	3,715	8.0	(23.6)
Net fee income	1,694	1,720	1,991	(1.5)	(13.6)

Basic margin	4,759	4,558	5,705	4.4	(20.1)
Market operations	168	249	378	(32.5)	(34.1)

Ordinary revenue	4,927	4,807	6,083	2.5	(21.0)
General administrative expenses	(2,075)	(2,186)	(2,731)	(5.1)	(20.0)
Personnel costs	(1,139)	(1,214)	(1,535)	(6.2)	(20.9)
Other administrative expenses	(936)	(972)	(1,196)	(3.7)	(18.7)
Depreciation and amortization	(210)	(234)	(302)	(10.0)	(22.6)
Other operating revenues and expenses, net	(142)	(147)	(188)	(3.1)	(21.7)

Net operating income	2,500	2,240	2,863	11.6	(21.7)
Net income from companies accounted for by the equity method	83	81	12	2.3	n.m. (1)
Amortization of consolidation goodwill	—	—	—	—	—
Net income on Group transactions	22	14	(3)	61.7	n.m. (1)
Net loan loss provisions	(272)	(426)	(940)	(36.1)	(54.7)
Extraordinary items, net	(306)	(311)	(345)	(1.9)	(9.8)

Pre-tax profit	2,027	1,598	1,586	26.9	0.8
Corporate income tax and other taxes	(568)	(427)	(321)	33.1	32.8

Income before minority interests	1,459	1,171	1,264	24.6	(7.4)
Minority interests	(220)	(446)	(538)	(50.6)	(17.2)

Net attributable profit	1,239	725	726	70.8	(0.1)

(1)	Not meaningful.

Net interest income. Net interest income amounted to €3,065 million in 2004, an increase of 8.0% from €2,838 million in 2003, principally due to an increase in lending and a more efficient asset and liability management. In 2003, net interest income amounted to €2,838 million, a decrease of 23.6% from €3,715 million in 2002, principally due to depreciations in the Latin American currencies of the countries in which we have operations.

        Net fee income. Net fee income totaled €1,694 million in 2004, a decrease of 1.5% from €1,720 million in 2003, principally due to the depreciation of the Latin American currencies of the countries in which we have operations, which more than offset increased fee and commission income arising from the provision of additional services to clients, principally in Mexico. In 2003, net fee income totaled €1,720 million, a decrease of 13.6% from €1,991 million in 2002, principally due to the depreciation of the Latin American currencies of the countries in which we have operations, which more than offset increased fee and commission income arising from the provision of additional services to clients.

Basic margin. Adding net interest income and net fee income results in a basic margin of €4,759 million in 2004, an increase of 4.4% from €4,558 million in 2003. Basic margin in 2003 decreased 20.1% from €5,705 million in 2002.

Market operations. Income from market operations in 2004 amounted to €168 million, a decrease of 32.5% from €249 million in 2003, principally due to the negative effects on financial markets of an increase in interest rates, particularly in Mexico. In 2003, income from market operations amounted to €249 million, a decrease of 34.1% from €378 million in 2002, principally due to the depreciation of the currencies in Venezuela and Uruguay against the euro.

General administrative expenses, depreciation and amortization and net other operating revenues and expenses. Operating expenses amounted to €2,427 million in 2004, a decrease of 5.5% from €2,567 million in 2003, principally due to the decrease in the euro value of the expenses of our Latin American subsidiaries due to the depreciation of the Latin American currencies in the countries in which such subsidiaries are located. In 2003, operating expenses amounted to €2,567 million, a decrease of 20.3% from €3,221 million in 2002, also principally due to positive currency depreciation effects, as well as efficiency measures implemented in 2003 such as the reduction of 1,097 in headcount and the 1.7% decline in the number of branches, which limited costs increases in local currency terms.

Net operating income. Subtracting, among other items, general administrative expenses and depreciation and amortization from ordinary revenue results in net operating income of €2,500 million for 2004, an increase of 11.6% from €2,240 million in 2003. Net operating income in 2003 decreased 21.7% from €2,863 million in 2002.

Other items. In 2004, net income from companies accounted for by the equity method amounted to €83 million, an increase of 2.3% from €81 million in 2003. Net income from companies accounted for by the equity method in 2003 compared to €12 million in 2002, principally due to an increase in the net income of several of our investee companies, particularly insurance companies in which our Latin American subsidiaries own significant interests but we are not permitted to consolidate under Spanish GAAP. Net loan loss provisions amounted to €272 million in 2004, a decrease of 36.1% from €426 million in 2003, principally due to the effect of depreciations in Latin American currencies on the euro value of our Latin American subsidiaries’ loans and an improvement in the quality of such subsidiaries’ loan portfolios. Net loan loss provisions in 2003 decreased 54.7% from €940 million in 2002, principally due to the effect of depreciations in Latin American currencies on the euro value of our Latin American subsidiaries’ loans and an improvement in the quality of such subsidiaries’ loan portfolios and recoveries from restructured debts in previous years. The Banking in America’s NPL ratio was 3.18% in 2004, compared to 4.46% in 2003 and 5.44% in 2002. The loan coverage ratio was 145.2% in 2004, compared to 140.5% in 2003 and 164.3% in 2002.

Minority interests. In 2004, Minority interests amounted to €220 million, a decrease of 50.6% from €446 million in 2003, principally due to the decrease of minority interests in Bancomer following the completion of our tender offer for all of Bancomer’s outstanding shares whereby we increased our interest in Bancomer from approximately 59.43% to more than 99%.

Net attributable profit. As a result of the items described above, net attributable profit amounted to €1,239 million in 2004, an increase of 70.8% from €725 million in 2003. Net attributable profit in 2003 decreased 0.1% from €726 million in 2002.

Corporate Activities and Other

	Year ended December 31,			Change
	2004	2003	2002	2004/2003	2003/2002
Net interest income	(91)	4	185	n.m. (1)	(97.8)
Net fee income	(181)	(111)	(41)	63.6	170.5

Basic margin	(271)	(107)	144	154.4	n.m. (1)
Market operations	333	236	347	41.2	(32.0)

Ordinary revenue	61	129	491	(52.5)	(73.7)
General administrative expenses	(476)	(416)	(589)	14.3	(29.3)
Personnel costs	(437)	(453)	(566)	(3.6)	(19.9)
Other administrative expenses	(39)	37	(23)	n.m. (1)	n.m. (1)
Depreciation and amortization	(135)	(153)	(195)	(12.0)	(21.3)
Other operating revenues and expenses, net	(4)	(24)	(21)	(84.0)	10.5

Net operating expense	(553)	(464)	(314)	19.1	47.8
Net income from companies accounted for by the equity method	268	228	7	17.6	n.m. (1)
Amortization of consolidation goodwill	(579)	(637)	(675)	(9.1)	(5.6)
Net income on Group transactions	404	508	276	(20.5)	84.1
Net loan loss provisions	135	(216)	(229)	n.m. (1)	(5.6)
Extraordinary items, net	(449)	182	(99)	n.m. (1)	n.m. (1)

Pre-tax profit	(774)	(399)	(1,033)	94.0	(61.4)
Corporate income tax and other taxes	475	296	458	60.2	(35.3)

Income before minority interests	(299)	(103)	(575)	191.6	(82.2)
Minority interests	(63)	(102)	(81)	(38.7)	27.7

Net attributable loss	(363)	(206)	(656)	76.3	(68.6)

(1)	Not meaningful.

Net interest income. In 2004, net interest expenses amounted to €91 million compared to net interest income of €4 million in 2003, principally due to an increase in costs related to our investments in Latin America, primarily relating to our acquisition of Bancomer, and increased costs relating to derivates we enter into to hedge exchange rate risks.

Net interest income in 2003 decreased 97.8% from €185 million in 2002, principally due to our sale of BBV Brasil in June 2003, which accounted for net interest income of €301 million in 2002, but was partially offset by the higher dividends collected from investee companies, which increased by 82% over 2002.

Net fee income. Net fee expense amounted to €181 million in 2004, an increase of 63.6% from net fee expense of €111 million in 2003, principally due to the increased allocation of fee income to other business areas and due to increased remuneration paid to our branch network for their work in assisting in the distribution of preferred or debt securities issued by us.

Net fee expense in 2003 increased 170.5% from net fee expense of €41 million in 2002, principally due to our sale of BBV Brasil in June 2003, which accounted for net income of €58 million in 2002.

Basic margin. Adding net interest income and net fee income results in a basic margin of a loss of €271 million in 2004. In 2003, basic margin was a loss of €107 million.

Market operations. Income from market operations amounted to €333 million in 2004, an increase of 41.2% from €236 million in 2003, principally due to significant hedging, derivatives and other securities transactions by our Assets and Liabilities Committee (“ALCO”) in 2004 , as well as gains from the portfolio of shareholdings held by the Large Industrial Corporations business unit. Income from market operations in 2003 decreased 32.0% from €347 million in 2002, principally due to significant hedging, derivatives and other securities transactions by ALCO in 2002.

General administrative expenses, depreciation and amortization and net other operating revenues and expenses. Operating expenses amounted to €615 million in 2004, an increase of 3.7% from €593 million in 2003. Operating expenses in 2003 decreased 26.3% from €805 million in 2002, principally due to our sale of BBV Brasil, which accounted for operating expenses of €236 million in 2002.

Net operating expense. Subtracting, among other items, general administrative expenses and depreciation and amortization from ordinary revenue results in net operating expenses of €553 million in 2004, an increase of 19.1% from €464 million in 2003.

Net income from companies accounted for by the equity method. Net income from companies accounted for by the equity method amounted to €268 million in 2004, an increase of 17.6% from €228 million in 2003, principally due to the improvement in the earnings of our investee companies. Net income from companies accounted for by the equity method increased to €228 million in 2003 from €7 million in 2002 as a result of the change in accounting of the operating results of BBV Brasil during the first half of 2003, which, as a result of our agreement to sell BBV Brazil in January 2003, was accounted for under the equity method until the closing of the sale in June 2003 but was accounted for under full consolidation in 2002.

Amortization of consolidation goodwill. Since goodwill arises as a result of transactions undertaken by BBVA that, directly or indirectly, affect all of our business areas, all of our consolidated goodwill is recorded in the Corporate Activities and Other business area. Goodwill amortization charges amounted to €579 million in 2004, a decrease of 9.1% from €637 million in 2003. Goodwill amortization charges in 2003 decreased 5.6% from €675 million in 2002.

Net income on Group transactions. Net income on Group transactions amounted to €404 million in 2004, a decrease of 20.5% from €508 million in 2003, principally due to large divestments carried out during 2003. Net income on Group transactions in 2003 increased 84.1% from €276 million in 2002, principally due to the recording of a loss of €189 million from our sale of BBV Brasil in 2002.

Net loan loss provisions. Net loan loss recoveries amounted to €135 million in 2004, compared to net loan loss provisions in 2003 of €216 million, principally due to a reduction in provisions for country risk. Unlike other loan loss provisions which are recorded by each business area in respect of its loan portfolio, all of our country risk provisions are recorded in the Corporate Activities and Other business area. Net loan loss provisions in 2003 decreased 5.6% from €229 million in 2002, principally due to the reversal of provisions related to Argentine loans in 2002.

Net attributable loss. As a result of the items described above, net attributable loss amounted to €363 million in 2004, an increase of 76.3% from €206 million in 2003. Net attributable loss in 2003 decreased 68.6% from €656 million in 2002.

B. Liquidity and Capital Resources

Our principal source of funds is our customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on our customer deposits, we also access the interbank market (overnight and time deposits) and domestic and international capital markets for our additional liquidity requirements. To access the capital markets, we have in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. We also generally maintain a diversified portfolio of liquid assets and securitized assets. Another source of liquidity is our generation of cash flow. Finally, we supplement our funding requirements, to a very limited extent, with borrowings from the Bank of Spain, mostly short-term and at market interest rates, which is a common practice in Spain.

The following table shows the balances in 2004, 2003 and 2002 of our principal sources of funds:

	Year ended December 31,
	2004	2003	2002
	(in millions of euro)
Customer deposits	147,051	141,049	146,560
Due to credit entities	65,336	61,570	56,119
Debt securities in issue	56,232	45,673	38,386

Total	268,619	248,292	241,065

As of June 8, 2005, BBVA has issued the following:

•	Mortgage bonds (fixed rate 4.0%) in aggregate principal amount of €2,000 million with a maturity date of February 25, 2025.

•	Mortgage bonds (fixed rate 3.5%) in aggregate principal amount of €1,500 million with a maturity date of February 25, 2015.

•	Senior Debt (floating rate bonds) in aggregate principal amount of €2,250 million with a maturity date of April 28, 2008.

•	Senior Debt (floating rate bonds) in aggregate principal amount of £250 million with a maturity date of May 6, 2008.

•	Subordinated Debt (floating rate bonds) in aggregate principal amount of €500 million with a maturity date of May 23, 2017.

•	Mortgage bonds (floating rate bonds) in aggregate principal amount of €300 million with a maturity date of March 15, 2010.

•	Senior Debt (floating rate bonds) in aggregate principal amount of €600 million with a maturity date of November 27, 2006.

•	Senior Debt (floating rate bonds) in aggregate principal amount of £180 million with a maturity date of December 7, 2007.

•	Senior Debt (floating rate bonds) in aggregate principal amount of £100 million with a maturity date of June 8, 2009.

Deposit Base

Our total customer funds (customer deposits, excluding assets sold under repurchase agreements, marketable debt securities and subordinated debt) amounted to €130 billion as of December 31, 2004, a increase of 3.96% from €125 billion as of December 31, 2003. Including assets sold under repurchase agreements, customer funds amounted to €147 billion as of December 31, 2004, an increase of 4.3% from €141 billion as of December 31, 2003. Customer funds increased principally due to an increase in time deposits.

Interbank and Capital Markets

We have increased debt issuances in the domestic and international capital markets in order to finance our activities and as of December 31, 2004, we had €44,327 million of senior debt outstanding, comprising €38,037 million in bonds and debentures and €6,290 million in promissory notes and other securities, compared to €34,383 million, €28,259 million and €6,124 million outstanding as of December 31, 2003, respectively. See Note 19 to the Consolidated Financial Statements. A total of €8,108 million in subordinated debt and €3.8 billion in preferred stock issued or guaranteed by BBVA was outstanding as of December 31, 2004, compared to €7,399 million and €3.9 billion outstanding as of December 31, 2003, respectively. See Notes 21 and 22 to the Consolidated Financial Statements.

The average maturity of our outstanding debt as of December 31, 2004 was the following:

Senior debt	3 years
Subordinated debt	8 years

The cost and availability of debt financings are influenced by credit ratings. A reduction in these ratings could increase the cost of, and reduce our access to, debt financing. As of December 31, 2004, our credit ratings were as follows:

	Short Term	Long Term	Financial Strength
Moody’s	P-1	Aa2	B+
Fitch—IBCA	F-1+	AA-	B
Standard & Poor’s	A-1+	AA-	—

On April 4, 2002, Standard & Poor’s revised its rating outlook for BBVA to negative from stable, based on the potential impact on BBVA of a deterioration of Argentina’s financial system. The main ratings agencies, Moody’s, Fitch-IBCA and Standard & Poor’s, confirmed a stable outlook for BBVA in 2002. In 2003 and 2004 our ratings did not change.

In July and December 2004, BBVA Capital Finance, S.A.U., a wholly-owned subsidiary of BBVA, issued preferred stock amounting to €500 and €1,125 million, respectively. In 2004, we redeemed several series of preferred shares issued by our financing subsidiaries: (i) on June 30, 2004, €700 million nominal amount of series B preferred shares issued by BBVA International bearing a 6.24% coupon and (ii) on December 31, 2004, €1,000 million nominal amount of series C preferred shares issued by BBVA International bearing a 5.76% coupon.

Generation of Cash Flow

We operate in Spain and over 20 other countries, mainly in Europe and Latin America. Other than in Argentina and Venezuela, we are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to our parent company in the form of cash dividends, loans or advances, capital repatriation or other manners. There is no assurance that in the future such restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity. The geographic diversification of our businesses, however, limits the effect of any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

Contractual Obligations

Our consolidated contractual obligations as of December 31, 2004 are as follows:

	Maturity
	Less Than One Year	One to Three Years	Three to Five Years	Over Five Years	Total
	(in millions of euro)
Senior debt	12,971	7,857	10,064	13,434	44,327
Subordinated debt	331	741	234	6,802	8,108
Capital lease obligations	43	69	0	0	112
Operating lease obligations	2	7	5	17	31
Purchase obligations	—	—	—	—	—

Total	13,348	8,674	10,303	20,253	52,578

Other contingent liabilities and commitments

In addition to loans, we had outstanding the following contingent liabilities and commitments at the dates indicated:

	At December 31,
	2004	2003	2002
	(in millions of euro)
Contingent liabilities:
Rediscounts, endorsements and acceptances	39	12	5
Guarantees and other sureties	17,672	13,589	15,110
Other contingent liabilities	3,942	3,051	3,042

Total contingent liabilities	21,653	16,652	18,157
Commitments:
Balances drawable by third parties:
Credit entities	2,665	2,724	2,521
Public authorities	1,638	2,591	4,289
Other domestic sectors	29,734	27,579	25,842
Non-domestic sectors	26,797	19,935	16,102

Total balances drawable by third parties	60,834	52,828	48,754
Other commitments	3,141	3,070	2,865

Total commitments	63,975	55,898	51,619

Total contingent liabilities and commitments	85,628	72,550	69,776

Off-balance sheet arrangements

In addition to the contingent liabilities and commitments described above, as of December 31, 2004, 2003 and 2002, we had entered into additional transactions which, pursuant to applicable law, are not required to be reflected in our Consolidated Financial Statements. The following table provides information regarding the notional or contractual value of these transactions as of December 31, 2004, 2003 and 2002:

	At December 31,
	2004	2003	2002
	(in millions of euro)
Foreign currency purchase and sale transactions and swaps	75,421	56,496	50,085
Foreign currency purchases against euro	32,463	23,377	19,611
Foreign currency purchases against foreign currencies	27,938	18,652	21,641
Foreign currency sales against euro	15,020	14,476	8,833
Financial asset purchase and sale transactions	3,695	1,885	6,639
Purchases	815	725	1,085
Sales	2,878	1,160	5,553
Forward rate agreements (FRA)	90,759	67,326	22,413
Bought	50,518	38,000	13,760
Sold	40,240	29,326	8,653
Interest rate swaps	607,938	533,737	454,603
Securities swaps	5,713	3,973	6,922
Interest rate futures	35,936	50,176	49,244
Bought	5,844	12,768	13,137
Sold	30,091	37,408	36,107
Securities futures	1,279	1,575	432
Bought	298	209	33
Sold	981	1,366	399
Interest rate options	98,023	77,525	69,367
Bought	54,368	42,248	37,819
Sold	43,655	35,277	31,547
Securities options	39,738	30,771	19,052
Bought	6,822	4,935	4,304
Sold	32,917	25,836	14,749
Foreign currency options and futures	12,141	8,860	8,696
Bought	5,572	3,596	3,950
Sold	6,569	5,265	4,746
Other transactions	618	789	1,292

Total	971,260	833,112	688,745

The notional or contractual amounts of these transactions do not necessarily reflect the actual risk assumed by us, since our net position in these financial instruments is often the result of offsetting or combining multiple transactions. This net position, even if it is not deemed a hedge for accounting purposes, is used by us generally to eliminate or significantly reduce interest rate, market or exchange risk. The resulting gains or losses on these transactions are included under the market operations caption in our Consolidated Statement of Income. Any gains or losses on hedging transactions are included as an increase in, or offset of, the results on the positions covered by them.

The following table provides information regarding off-balance-sheet funds managed by us as of December 31, 2004, 2003 and 2002:

	At December 31,
	2004	2003	2002
	(in millions of euro)
Mutual funds	51,040	45,752	43,581
Pension funds	41,490	40,015	36,563
Other managed assets	31,968	27,307	28,670

Total	124,499	113,074	108,842

Our off-balance sheet funds increased in 2004 principally due to the launch of new products and the positive change in market trends over the course of 2004.

See Note 26 to the Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.

Agreement with Terra Networks

In connection with the agreement by BBVA and Terra Networks to integrate Uno-e Bank and the individual consumer financing business of Finanzia (part of the Retail Banking in Spain and Portugal business area), BBVA has entered into an agreement with Terra Networks which gives Terra Networks a liquidity mechanism over its shares in the combined entity and that replaces a previous liquidity mechanism entered into on May 15, 2002. The current liquidity mechanism provides Terra Networks the right to sell its stake in Uno-e Bank to BBVA between April 1, 2005 and September 30, 2007 at a price equal to the higher of (i) the market value of the securities as determined by an investment bank, and (ii) the amount obtained by multiplying (a) the after-tax profits of Uno-e Bank times (b) BBVA’s price/earnings ratio times (c) the percentage holding in Uno-e Bank that Terra Networks intends to sell. However, in no event can the sale price under (i) or (ii) above be less than €148.5 million if Uno-e Bank does not achieve certain net ordinary revenue and pre-tax income targets.

Capital

Under the Bank of Spain’s capital adequacy regulations, as of December 31, 2004, 2003 and, 2002, we were required to have a ratio of consolidated stockholders’ equity to risk-weighted assets and off-balance sheet items (net of certain amounts) of not less than 8%.

As of December 31, 2002, our ratio of total capital to risk-weighted assets was 11.80% and our shareholders’ equity exceeded the minimum level required by 26%. As of December 31, 2003 this ratio was 10.40% and our shareholders’ equity exceeded the minimum level required by 30%. As of December 31, 2004, this ratio was 10.67% and our shareholders’ equity exceeded the minimum level required by 30%. However, based purely on the framework of the Basel Accord and using such additional assumptions as we consider appropriate, we have estimated that as of December 31, 2002, 2003 and 2004 our consolidated Tier I risk-based capital ratio was 8.4%, 8.5% and 8.1%, respectively, and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was 12.5%, 12.7% and 12.5%, respectively. The Basel Accord recommends that these ratios be at least 4% and 8%, respectively.

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

We did not incur significant research and development expenses in 2002, 2003 and 2004.

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

The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on us or that would cause the financial information disclosed herein not to be indicative of our future operating results or financial condition:

•	uncertainties relating to economic growth expectations and interest rate cycles, especially in the United States, and the impact they may have over the yield curve and exchange rates;

•	the effect that an economic slowdown may have over Latin American markets and fluctuations in local interest and exchange rates;

•	the chance that a worsening in the macroeconomic environment will further deteriorate the quality of credit;

•	a downturn in capital markets or a downturn in investor confidence, linked to factors such as geopolitical risk;

•	inflationary pressures and the resulting negative effect they may have on interest rates and economic growth;

•	although it is foreseeable that entry barriers to domestic markets in Europe will be lowered, our plans for expansion into other European markets could be affected by entry barriers in such countries,

•	a severe decline in housing prices in the various countries where we hold mortgages over residential homes as collateral.

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

Our Board of Directors has approved BBVA’s report on corporate governance for the year ended December 31, 2004, prepared in accordance with Spanish regulations governing companies listed on a stock exchange. This report contains a description of BBVA’s system of corporate governance and the internal codes described above and can be found on BBVA’s website at www.bbva.com.

A. Directors and Senior Management

BBVA is managed by a Board of Directors, which, in accordance with BBVA’s current bylaws (Estatutos), as approved by the General Shareholders Meeting on February 28, 2004, must consist of no less than 9 and no more than 16 members. In accordance with the resolutions approved by the General Shareholders’ Meeting on February 26, 2005, we currently have 15 directors.

Directors are appointed to the Board of Directors by our shareholders. All members of the Board of Directors are elected to serve five-year terms. One-fifth of the members are subject to re-election every year by the shareholders at a general meeting. Directors must resign at the age of 70. The Chairman of the Board must resign his or her chairmanship upon reaching the age of 65, but may continue to serve as a director thereafter, until reaching the age of 70. The President and Chief Operating Officer and other executive directors must resign from their management positions upon reaching the age of 62, at which point they must also submit their resignation as directors to the Board of Directors. The Board of Directors may nonetheless determine that such executive directors may continue to serve on the Board of Directors.

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

Appointment and Re-election of Directors

The Regulations of the Board of Directors provide that the qualifications of the persons proposed for appointment as directors shall be assessed by the Appointments and Compensation Committee of the Board of Directors with due reference to the candidates’ personal and professional attributes, as well as the needs of BBVA’s governing bodies.

When proposals for re-electing directors are made, the Board of Directors will evaluate the performance of directors proposed for a further term, their dedication, and such other considerations that may affect the advisability of reelecting such directors.

Term of Directorships

Directors shall retire from their directorships at the age of 70 except our Chairman and Chief Executive Officer who shall retire from his executive position at the age of 65, but may continue to serve on the Board of Directors until reaching age 70. Resignation should occur in the first session of the Board of Directors to be held after the General Shareholders’ Meeting that approves the accounts for the year in which a director reaches age 65 or 70 as the case may be.

Executive directors, other than our Chairman and Chief Executive Officer, are required to resign from their management positions at the age of 62, following the same timing rules as established in the paragraph above. Following such resignation, the executive director shall place his or her directorship at the disposal of the Board of Directors, which may agree that they should continue to serve as a member of the Board of Directors, notwithstanding their resignation from their executive position.

Non-executive directors shall cease to be members of any Committee of the Board of Directors three years after they are appointed, although the Board of Directors may re-appoint them.

One-fifth of the members of the Board of Directors shall be elected by the General Shareholders’ Meeting each year. Directors may serve an unlimited number of terms.

Performance of Directors’ Duties

The members of the Board of Directors shall carry out the duties inherent in their directorship and membership on any Board Committee in accordance with applicable law, BBVA’s bylaws, the Regulations of the Board of Directors and resolutions adopted by BBVA’s Board of Directors.

Each director will be required to attend the meetings of the Board of Directors and Committees of which he or she is a member, except in cases duly justified, and participate in the deliberations, discussions and debates thereof with regard to the matters which arise at such meetings.

The directors shall have sufficient information to be able to form opinions on issues raised by the Board of Directors and its Committees, and the information shall be furnished as far in advance as required. Additionally, directors may propose to the Board of Directors that external experts be consulted to assist the Board to consider matters of special complexity or importance.

Directors shall keep confidential the deliberations of the Board of Directors and the Committees of which he or she is a member, and all information to which they may have access in the discharge of their duties, which they shall use exclusively in pursuit of their duties and with due diligence. Directors’ obligation of confidentiality shall remain in force after they have ceased to serve on the Board of Directors.

Ethics and Code of Conduct

Directors shall behave ethically in their activities and in good faith, consistent with applicable statutory, requirements and the principles comprising BBVA’s values.

The Regulations of the Board of Directors regulate conflicts of interest that may arise between, the interests of the directors and/or their family members, and the interests of BBVA and set forth the circumstances where a director’s activities may be incompatible with their duties as a member of the Board of Directors.

Directors shall abstain from attending and taking part in matters which may give rise to a conflict of interest.

Directors shall not be present during the deliberations of the Board of Directors or Committees of which he or she is a member when such deliberations relate to matters in which they may have a direct or indirect interest. Directors are also prohibited from carrying out personal, professional or commercial transactions with BBVA or its subsidiaries, other than normal banking transactions, unless such transactions are entered into in connection with transparent and open bidding procedures and at market prices.

Directors shall also abstain from having a direct or indirect stake in businesses or companies in which BBVA or its subsidiaries has an interest, unless (i) the stake predates their joining the Board of Directors, or BBVA or its subsidiaries acquires its or their interest, as the case may be, after they join the Board of Directors, (ii) the companies are listed on a domestic or international stock exchange, or (iii) the director’s stake is authorized by the Board of Directors.

Directors may not use their position with BBVA to obtain, directly or indirectly, a material advantage, nor take advantage of any business opportunity of which they become aware as a result of their membership on the Board of Directors.

Incompatibilities

In pursuit of their duties, directors shall be subject to rules on incompatible activities.

The Regulations of the Board of Directors establish specific rules regarding director activities that are incompatible membership on the Board of Directors, except for those cases expressly authorized by the Board.

Under the incompatibility rules, directors may not: (i) provide professional services or be an employee, manager or director of companies competing with BBVA or any of BBVA’s subsidiaries; (ii) hold a directorship or equivalent position in any company in which BBVA holds an interest or (iii) perform any activity that may in any way adversely affect BBVA’s public image.

As an exception, on our initiative, executive directors may perform management tasks in subsidiaries directly or indirectly controlled by BBVA with the consent of the Executive Committee, and other companies in which BBVA participates with the consent of the Board of Directors.

The non-executive directors may serve as directors for companies in which BBVA directly or indirectly holds an ownership interest if such position is not held as a result of our ownership interest and with the prior consent of the Board of Directors. This limitation does not apply where we have acquired an interest in another company in the ordinary course of our asset management, derivatives coverage or other similar business lines.

Dismissal of Directors

In the event of breaching the Regulations of the Board of Directors, a director shall present their resignation to the Board of Directors and accept the Board’s decision whether or not they may continue as a director. Should the Board of Directors decide that they should not, they shall tender their resignation in the following cases:

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

The Board of Directors

The Board of Directors is currently comprised of 15 members. The following table sets forth the names of the members of the Board of Directors as of the date of this Annual Report on Form 20-F, their date of appointment and, if applicable, reelection, their current positions and their present principal outside occupation and five-year employment history.

Name	Current Position	Date Nominated	Date Reelected	Present Principal Outside Occupation and Five-Year Employment History(*)
Francisco González Rodríguez(1)	Chairman and Chief Executive Officer	December 18, 1999	February 26, 2005	Director, Empresa Nacional de Electricidad, S.A., October 1996 – October 2000; Chairman, Argentaria, May 1996 –January 2000; Chairman, Uno-e Bank, S.A., December 1999-January 2000; Chairman, BBVA, since January 2000.

José Ignacio Goirigolzarri Tellaeche(1)	President and Chief Operating Officer	December 18, 2001	March 1, 2003	Director, Telefónica, S.A., April 2000–April 2003; Vice President, Repsol YPF, S.A., April 2002 – April 2003; Director, BBVA Bancomer Servicios, S.A.; Director, Grupo Financiero BBVA Bancomer; Director, BBVA Bancomer, S.A.; Managing Director, Retail Banking, BBV, 1995 – 2000; Managing Director, Banking in America, BBVA, 2000 – 2001, President and Chief Operating Officer, BBVA, since 2001.

Juan Carlos Álvarez Mezquíriz(1)(3)	Independent Director	December 18, 1999	March 10, 2001	Managing Director, Grupo Eulen; Director, Bodegas Vega Sicilia, S.A.

Richard C. Breeden	Independent Director	October 29, 2002	February 28, 2004	Chairman, Richard C. Breeden & Co.; Chairman, President and CEO, Equivest Finance, Inc., 1996 – 2002; Bankruptcy Trustee, Bennett Funding Group, 1996-2002.

Ramón Bustamante y de la Mora(2)(4)	Independent Director	December 18, 1999	February 26, 2005	Director, Ctra. Inmo. Urba. Vasco-Aragonesa, S.A.

José Antonio Fernández Rivero(4)	Non-Independent External Director	February 28, 2004		Appointed General Manager of BBVA Systems and Operations, 1999, Appointed Group General Manager, 2000, Since 2003: Deputy Chairman of Telefónica and Member of its Audit and Regulation Committees, Member of the Board and Executive Committee of Iberdrola, Director of Banco de Crédito Local, and Chairman of Adquira; Currently Director of Iberdrola S.A. and Vice-president of Telefónica S.A.

Ignacio Ferrero Jordi(2)(3)	Independent Director	December 18, 1999	February 26, 2005	Chairman, Nutrexpa, S.A.

Román Knörr Borrás(1)	Independent Director	May 28, 2002	March 1, 2003	Chairman, Carbónicas Alavesas, S.A.; Director, Aguas de San Martín de Veri, S.A.; Director, Mediasal 2000, S.A.; Chairman, Confebask (Basque Business Confederation)

Ricardo Lacasa Suárez(2)(4)	Independent Director	May 28, 2002	March 1, 2003	CEO, Banco Popular Español, S.A., until 1999.

Carlos Loring Martínez de Irujo(2)(3)	Independent Director	February 28, 2004		Partner, J&A Garrigues, since 1977; Director of the Department of Mergers and Acquisitions, of Banking and Capital Markets, Member of the Management Committee since 1985.

José Maldonado Ramos(4)(5)	Director and General Secretary	December 18, 1999	February 28, 2004	Director, Telefónica S.A., February 1999 – April 2003; Secretary of the Board of Directors and Director and General Secretary, Argentaria, May 1997 – 2000; Director and General Secretary, BBVA, since January 2000.

Enrique Medina Fernández(1)(4)	Independent Director	December 18, 1999	February 28, 2004	Director and Secretary, Sigma Enviro, S.A.

Susana Rodríguez Vidarte(2)	Independent Director	May 28, 2002	March 1, 2003	Dean of Deusto “La Comercial” University since 1996.

José María San Martín Espinós(1)(3)	Independent Director	December 18, 1999	March 10, 2001	Director and Managing Director, Construcciones San Martín S.A.

Telefónica de España, S.A.(6)(7)	Non-Independent External Director	April 17, 2000	February 26, 2005

(*)	Where no date is provided, the position is currently held.

(1)	Member of the Executive Committee.

(2)	Member of the Audit and Compliance Committee.

(3)	Member of the Appointments and Compensation Committee.

(4)	Member of the Risk Committee.

(5)	Secretary of the Board of Directors.

(6)	Represented by Mr. Angel Vilá Boix

(7)	See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Uno-e Bank Agreement.”

Executive Officers (“Comité de Dirección”)

Our executive officers were each appointed for an indefinite term. Their positions as of the date of this Annual Report on Form 20-F are as follows:

Name	Current Position	Present Principal Outside Occupation and Five-Year Employment History(*)
Francisco González Rodríguez	Chairman and Chief Executive Officer	Director, Empresa Nacional de Electricidad, S.A., October 1996 – October 2000; Chairman, Argentaria, May 1996 – January 2000; Chairman, Uno-e Bank, S.A., December 1999 – January 2000.

José Ignacio Goirigolzarri Tellaeche	President and Chief Operating Officer	Director, Telefónica, S.A. April 2000 –April 2003; Vice President, Repsol YPF, S.A., April 2002 – April 2003; Director, BBVA Bancomer Servicios, S.A.; Director, Grupo Financiero BBVA Bancomer; Director, BBVA Bancomer, S.A.; Managing Director, Retail Banking, BBV, 1995 – 2000; Managing Director, Banking in America, BBVA, 2000 – 2001.

José Maldonado Ramos	Director and General Secretary	Director, Telefónica S.A., February 1999 – April 2003; Director and General Secretary, Argentaria (BBVA since January 2001), since May 1997.

José María Abril Pérez	Wholesale and Investment Banking	Director, Repsol S.A.; Director, Cía. Inmob. Metro. Vasco Central; Director, Gas Natural S.A.; Director, Bodegas y Bebidas S.A.; Director, Corp. IBV Servicios Tecnológicos S.A.; Chairman, S.A. Proyectos Industri. Conjuntos; Director, Iberia Lineas Aereas de España, S.A.; Managing Director, Industrial Group, BBVA, since 1999; Managing Director, Industrial and Real Estate Holdings, BBV, 1998 – 1999; Managing Director, BBV, Real Estate Holdings, 1995 – 1998.

Eduardo Arbizu Lostao	General Counsel	General Counsel, BBVA, since 2002; Chief Executive Officer, Barclays Bank Spain, 1997 – 2002; General Secretary, Barclays Bank, 1996 – 1997.

Ángel Cano Fernández	Human Resources and Services	Chief Financial Officer, BBVA, 2001–2002, Controller, BBVA, 2000–2001; Controller, Argentaria, 1998–2000; Assistant Controller, Argentaria, 1996 – 1998.

Manuel González Cid	Finance Division	Head of Strategic Planning, Argentaria, Corporacion Bancaria de España, S.A., 1993 – 1998; Deputy General Manager – Head of Corporate Development, Argentaria, 1998 – 1999; Member of the Board of Directors of Banco Atlantico, S.A. and Argentaria Asset Management Companies, 1998 – 1999; Deputy General Manager, BBVA – Head of the Merger Office, 1999 – 2001; Head of Corporate Development, BBVA, 2001 – 2002.

Julio López Gómez	Retail Banking Spain and Portugal	Managing Director, BBVA, Retail Banking Spain and Portugal, since 2001; Managing Director, BBVA, Retail Banking Spain, 2001; Corporate Banking, BBVA, 2000 – 2001; Business Development, BBVA, 2000; Business Development, BBV, 1996 – 2000.

Manuel Méndez del Río	Risks	Managing Director, Risk Management, BBVA, since 1999; Managing Director, Presidency, Argentaria, 1997 – 1999; Managing Director, Global Risk Management, Investment Funds, Pension Funds and Insurance, Santander Group, 1987 – 1997.

Vitalino Nafría Aznar	America	Managing Director, BBVA Bancomer, since 2002; Director, BBVA Bancomer, 2000 – 2002; Chief Executive Officer, BBV Mexico, 1998 – 2000; Managing Director, Basque region, BBV, 1996 – 1998.

Ignacio Sánchez-Asiaín Sanz	Systems and Operations	Managing Director, Asset Management and Private Banking, BBVA, since 2001; Managing Director, Americas Banking, 2001; Managing Director, Business Development, Americas Banking, 2000 – 2001; Deputy Managing Director, BBV, 1998 – 2000; Managing Director, Business Development, International Banking, BBV, 1996 – 1998.

José Sevilla Álvarez	Head of the Office of the Chairman	Head of Finance Division, Latin American Banking, BBV, 1998 – December 2001; Head of Business Development, BBVA, December 2001 – January 2003; Head of the Office of the Chairman, with responsibility for accountancy, internal audit and compliance, since January 2003.

(*)	Where no date is provided, positions are currently held.

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

Spanish law does not contain any requirement that members of the board of directors or the committees thereof be independent, nor does Spanish law provide any definition of what constitutes independence for the purpose of board or committee membership or otherwise. In addition, Spanish law does not require that a company have a compensation committee or a nominations committee, although there is a non-binding recommendation for listed companies in Spain to have these committees and for them to be composed of a majority of non-executive directors. In practice, Spanish companies generally have three types of directors: executive directors, directors dominicales appointed by an individual stockholder due to the size of its shareholding and independent directors.

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

We have not determined whether the members of our Board of Directors or its Committees would be considered independent under NYSE and SEC rules. We note, however, that our Board of Directors has a large majority of non-executive directors and 10 out of the 15 members of our Board are independent under the definition of independence described above. In addition, our Audit and Compliance Committee is composed exclusively of independent directors and the committee Chairman is required to have experience in financial management and an understanding of the standards and accounting procedures required by the governmental authorities that regulate the banking sector. In accordance with the non-binding recommendation, BBVA’s Board of Directors has created an Appointments and Compensation Committee which is composed exclusively of independent directors.

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

B. Compensation

Under BBVA’s bylaws, the Board of Directors is permitted to distribute up to four percent of BBVA’s annual net income to its members, but only after legally required reserve provisions have been made and after distribution of four percent of BBVA’s net income in the form of dividends to its shareholders.

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

The following table presents information regarding the compensation (in thousands of euro) accrued to each member of our Board of Directors serving during 2004.

Director(1)(2)	Board	Executive	Audit	Appointments	Risks	Chairman	Total
Alvarez Mezquiriz, Juan Carlos	110	106	15	36			267
Breeden, Richard C.	300						300
Bustamante y de la Mora, Ramón	110		60		60		230
Fernández Rivero, José A.(3)	84					113	197
Ferrero Jordi, Ignacio	110		60			90	260
Knörr Borrás, Román	110	140					250
Lacasa Suárez, Ricardo	110				60	150	320
Loring Martínez Irujo, Carlos	84		45	27			156
Medina Fernández, Enrique	110	140			60		310
Rodríguez Vidarte, Susana	110		60				170
San Martín Espinós, José María	110	140		36			286
Telefónica de España	110						110
TOTAL	1,458	526	240	99	180	353	2,856

Notes:

1.	Gregorio Marañón y Bertrán de Lis, who was a member of our Board of Directors, received €18 thousand for services rendered as a director for part of the year ended December, 31, 2004.

2.	Jaume Tomás Sabaté, who was a member of our Board of Directors, received €73 thousand for services rendered as a director for part of the year ended December 31, 2004.

3.	D. José Antonio Fernández Rivero also received compensation in the year ended December 31, 2004 in the amount of €704 thousand for pre-retirement payments.

Compensation to BBVA’s executive directors, which under BBVA’s bylaws must be based solely on their employment contracts relating to their executive positions with BBVA, in 2004 was as follows (in thousands of euro):

	Fixed Pay	Variable Pay	Total
Chairman of the Board	1,534	2,079	3,613
Chief Operating Officer & President	1,135	1,748	2,883
General Secretary	515	519	1,034

In addition, as a result of the termination of the “Two Thousand” stock option incentive program in 2004, José Ignacio Gorigolzarri Tellaeche received approximately €22,000 for the options he held under such program.

In 2004, compensation for all executive officers (excluding executive directors) amounted to €3.5 million of fixed remuneration and €4.8 million of variable remuneration.

The following table provides the accrued pension benefits for the non-executive members of the Board of Directors as of December 31, 2004 (in thousands of euro):

Directors	Cumulative Amount
Álvarez Mezquiriz, Juan Carlos	181
Bustamante y de la Mora, Ramón	198
Fernández Rivero, José Antonio	39
Ferrero Jordi, Ignacio	197
Knörr Borrás, Román	137
Lacasa Suárez, Ricardo	166
Loring Martínez de Irujo, Carlos	31
Medina Fernández, Enrique	287
Rodríguez Vidarte, Susana	92
San Martín Espinós, José María	276
Total	1,604

In addition, during 2004 a total of €95,000 was paid in medical and accident insurance premiums for the Board of Directors as a whole.

Accrued pension benefits (in euro) for executive directors as of December 31, 2004 were as follows (in thousands of euros):

Executive Directors	Cumulative Amount
Chairman of the Board	33,119
Chief Operating Officer & President	24,709
Secretary General	3,396

As of December 31, 2004, total accrued pension benefits for all executive officers (excluding executive directors) amounted to €25.6 million.

Indemnity Payments

The executive directors of BBVA (Chairman and Chief Executive Officer, President and Chief Operating Officer and Secretary General) have the right, under Article 50 bis of our by-laws, to receive an indemnity payment upon termination of their employment in the case when this has been reflected in the contracts that determine their statutory rights that were entered into in 2001 (Chairman and Chief Executive Officer and Secretary General) and 2002 (President and Chief Operating Officer) and approved by the independent members of the Appointments and Compensation Committee, in function of delegation of a joint nature, which was conferred by our Board of Directors, according to the terms described below, all of which have been made known to our Board of Directors.

In the case of termination of employment for causes other than voluntary termination, retirement, disability or gross negligence to perform their duties, BBVA will pay an indemnity consistent with the amount that results from the multiplication by 5 times the amount of total compensation received in the last full fiscal year prior to the termination, including fixed pay and variable pay.

In addition, the terminated indemnified director shall also be entitled to receive an amount equal to the cumulative value of pension benefits accrued on behalf of such director in accordance with actuarial studies and regulations governing pension benefits currently in force.

In order to receive these indemnity payments, the executive director must resign as a director and executive officer of BBVA and renounce any other entitlements to indemnity payments they may have in addition to the payments described above. In addition, the terminated indemnified executive director shall be prohibited from working for companies that compete with BBVA or its affiliates for two years following such director’s termination.

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

Advance Payments and Personal Loans to Directors and Executive Officers

The total of advance payments and personal loans granted by BBVA and its consolidated subsidiaries to the members of the Board of Directors and outstanding as of December 31, 2004 amounted to €128,000 at interest rates between 4% and 5%, of which €92,000 was granted to executive directors and €36,000 to non-executive directors. As of December 31, 2004, no guarantees had been extended to secure obligations or commitments of members of the Board of Directors.

The total of advance payments and personal loans granted by BBVA to executive officers (excluding executive directors) and outstanding as of December 31, 2004 amounted to €1,314,000. As of December 31, 2004, no guarantees had been extended to secure executive officers’ obligations or commitments.

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

As of June 30, 2005, BBVA’s Executive Committee was comprised of two executive directors and four independent directors, as follows.

Chairman and Chief Executive Officer:	Mr. Francisco González Rodriguez

President and Chief Operating Officer:	Mr. José Ignacio Goirigolzarri Tellaeche

Members:	Mr. Román Knörr Borrás Mr. Enrique Medina Fernández Mr. José María San Martín Espinós Mr. Juan Carlos Álvarez Mezquíriz

The Executive Committee is also responsible for the matters delegated to it by the Board of Directors, so long as such matters are also consistent with its authority as set forth in BBVA’s bylaws. Such matters include the management of BBVA and establishment of BBVA’s general policy guidelines, review and authorization of investments by BBVA, approval or rejection of transactions and initiation of internal investigations and audits in any area of BBVA’s business. The Executive Committee generally holds meetings two times a month, but may meet as often as deemed necessary by the Committee chairman or at the request of a majority of the Committee’s members. During 2004, the Executive Committee held a total of 20 meetings.

The Executive Committee is also responsible for evaluating BBVA’s system of corporate governance, which it assesses in the context of ongoing developments generally affecting BBVA and new legislative or regulatory initiatives or recommendations in Spain and elsewhere regarding corporate governance.

Audit and Compliance Committee

The Audit and Compliance Committee supervises preparation of BBVA’s consolidated financial statements and is responsible for the functioning of BBVA’s internal control function. The Audit and Compliance Committee is required under our bylaws to have a minimum of four members, one of whom acts as Chairman, appointed by the Board of Directors. The committee Chairman is required to have experience in financial management and an understanding of the standards and accounting procedures required by the governmental authorities that regulate the banking sector. In accordance with the Regulations of the Board of Directors, the Audit and Compliance Committee must be comprised only of independent directors, who may not also be members of the Executive Committee.

At June 30, 2005, the Audit and Compliance Committee members were:

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

The Audit and Compliance Committee is also responsible for supervising BBVA’s internal audit and reviews and approves BBVA’s internal audit schedule for each fiscal year and monitors the execution of the internal audit through ongoing contact with BBVA’s chief internal audit officer. During the year ended December 31, 2004, the Audit and Compliance Committee held a total of 12 meetings.

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

As of June 30, 2005, the members of the Appointments and Compensation Committee were:

Chairman:	Mr. Ignacio Ferrero Jordi

Members:	Mr. Juan Carlos Álvarez Mezquíriz Mr. Carlos Loring Martínez de Irujo Mr. José María San Martín Espinós

During 2004, the Appointments and Compensation Committee held a total of 6 meetings. The Committee may meet as often as it deems necessary in order to discharge its responsibilities.

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

Risk Committee

The Risk Committee is responsible for supervising the analysis and periodic monitoring of the various risks BBVA faces on behalf of the Board of Directors. Though the Executive Committee is required to approve BBVA’s overall risk strategies and policies, the Risk

Committee analyzes these matters and makes recommendations to the Executive Committee relating thereto. The Risk Committee also monitors the overall level of credit, market and other risks BBVA assumes, reviews transactions delegated to it for approval and verifies that BBVA has established the procedures and structures representing the best practices for risk management in the market.

The Committee is required to be comprised of a majority of non-executive directors. At June 30, 2005, the members of the Risk Committee were:

Chairman:	Mr. José Antonio Fernández Rivero

Members:	Mr. Ramón Bustamante y de la Mora Mr. Ricardo Lacasa Suárez Mr. José Maldonado Ramos Mr. Enrique Medina Fernández

The Risk Committee is governed by a charter approved by the Board of Directors. The charter states that the Risk Committee may meet as often as necessary to discharge its responsibilities. During 2004, the Risks Committee held a total of 84 meetings.

D. Employees

As of December 31, 2004, we, through our various affiliates, had 84,117 employees. Approximately 73.87% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

Country	BBVA	Banks	Companies	Total

Spain	29,653	657	455	30,765
United Kingdom	120			120
France	104			104
Italy	48			48
Germany	6			6
Switzerland	2	91		93
Portugal		902		902
Belgium	43			43
Jersey		29		29
Russia	3			3
Andorra		233		233
Ireland		5		5
Gibraltar		2		2
Total Europe	29,979	1,919	455	32,353
Securities New York		35		35
New York	121			121
Miami	128			128
Grand Cayman	16			16
Total North America	265	35		300
Panama		230		230
Puerto Rico		1,082		1,082
Argentina		5,223		5,223
Brazil	7			7
Colombia		4,422		4,422
Venezuela	2	5,622		5,624
México		27,735		27,735
Uruguay	29	145		174
Paraguay		97		97
Bolivia			176	176
Chile		3,524		3,524
El Salvador				0
Dominican Republic			114	114
Cuba	1			1
Peru		2,853		2,853
Ecuador			147	147
Total Latin America	39	50,933	437	51,409
Hong Kong	43			43
Japan	6			6
Iran	2			2
China	4			4
Total Asia	55			55
Total	30,338	52,887	892	84,117

The terms and conditions of employment in private sector banks in Spain are negotiated with trade unions representing bank employees. Wage negotiations take place on an industry-wide basis. This process has historically produced collective bargaining agreements binding upon all Spanish banks and their employees. A new collection bargaining agreement came into effect as of January 1, 2005 and will apply through December 31, 2006. As of December 31, 2004, we had 2,563 temporary employees in our Spanish offices.

E. Share Ownership

As of June 30, 2005, the members of the Board of Directors owned an aggregate of 38,065,123 BBVA shares as shown in the table below:

Name	Directly Owned Shares	Indirectly Owned Shares	Total Shares	% of Capital Stock
Francisco González Rodríguez	688	1,139,626	1,140,314	0.0336
José Ignacio Goirigolzarri Tellaeche	459	414,572	415,031	0.0122
Juan Carlos Álvarez Mezquiriz	30,530	—	30,530	0.0009
Richard C. Breeden	8,000	—	8,000	0.0002
Ramón Bustamante y de la Mora	10,139	—	10,139	0.0003
José Antonio Fernández Rivero	50,000	—	50,000	0.0015
Ignacio Ferrero Jordi	2,462	51,300	53,762	0.0016
Román Knörr Borrás	18,563	1,937	20,500	0.0006
Ricardo Lacasa Suárez	8,570	—	8,570	0.0003
Carlos Loring Martínez De Irujo	9,149	—	9,149	0.0003
José Maldonado Ramos	11,537	—	11,537	0.0003
Enrique Medina Fernández	27,255	1,021	28,276	0.0008
Susana Rodríguez Vidarte	10,408	2,000	12,408	0.0004
José María San Martín Espinós	18,490	33,087	51,577	0.0015
Teléfonica de España, S.A.	—	36,215,330	36,215,330	1.0680

Total	206,250	37,858,873	38,065,123	1.1226

No member of the Board of Directors, held options over BBVA’s shares as of June 30, 2005.

As of February 28, 2005, the executive officers (excluding executive directors) and their families owned 4,565,712 shares. None of our executive officers holds 1% or more of BBVA’s shares. As part of our variable compensation program for our non-executive directors, we have established an annual grant of BBVA shares to such directors equal in value to approximately 10% of their regular annual bonus. Shares granted to non-executive directors are acquired by BBVA at market prices and are freely transferable by such directors one year after receiving them. BBVA granted 412,701 of its shares under this program in the year ended December 31, 2004.

As a general policy, we do not extend credit to employees or third parties for the purpose of acquiring BBVA’s shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of March 31, 2005, no shareholder beneficially held more than five percent of BBVA’s shares. To our knowledge, no other person, corporation or government owned beneficially, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of March 31, 2005, there were 1,060,537 holders of BBVA’s shares, with a total of 851,257,414 shares held by 73 shareholders with registered addresses in the United States. Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. BBVA’s directors and executive officers did not own any ADRs as of December 31, 2004.

B. Related Party Transactions

Loans to Directors, Executive Officers and Related Parties

The total of advance payments and personal loans granted by BBVA and its consolidated subsidiaries to the members of the Board of Directors and outstanding as of December 31, 2004 amounted to €128,000 at interest rates of between 4% and 5%, of which €92,000 was granted to executive directors and €36,000 to independent directors. As of December 31, 2004, no guarantees had been extended to secure members of the Board of Directors’ obligations or commitments.

The total of advance payments and personal loans granted by BBVA to executive officers (excluding executive directors) and outstanding as of December 31, 2004 amounted to €1,314,000. As of December 31, 2004, no guarantees had been extended to secure executive officers’ obligations or commitments.

For additional discussion regarding loans to directors, executive officers and related parties, see Note 8 and Note 27 to the Consolidated Financial Statements.

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

BBVA subsidiaries engage, on a regular and routine basis, in a number of customary transactions with other BBVA subsidiaries, including:

•	overnight call deposits;

•	foreign exchange purchases and sales;

•	derivative transactions, such as forward purchases and sales;

•	money market fund transfers; and

•	letters of credit for imports and exports.

and other similar transactions within the scope of the ordinary course of the banking business, such as loans and other banking services to BBVA’s directors, shareholders, to employees of all levels, to the associates and family members of all the above and to other BBVA non-banking subsidiaries or affiliates. All these transactions have been made:

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Information

See Item 18.

Dividends

The table below sets forth the amount of interim, final and total dividends paid by BBVA on its shares for the years 2000 to 2004, adjusted to reflect all stock splits. Dollar amounts have been converted from euro at the Noon Buying Rate at the end of the relevant year.

	Per Share
	First Interim		Second Interim		Third Interim		Fourth Interim		Final		Total
	€	$	€	$	€	$	€	$	€	$	€	$
2000	€0.060	$0.06	€0.064	$0.06	€0.064	$0.06	€0.064	$0.06	€0.111	$ 0.10	€0.363	$0.34
2001	€0.085	$0.07	€0.085	$0.07	€0.085	$0.07	—	—	€0.128	$ 0.11	€0.383	$0.32
2002	€0.090	$0.09	€0.090	$0.09	€0.090	$0.09	—	—	€0.078	$ 0.08	€0.348	$0.35
2003	€0.090	$0.11	€0.090	$0.11	€0.090	$0.11	—	—	€0.114	$ 0.14	€0.384	$0.48
2004	€0.100	$0.14	€0.100	$0.14	€0.100	$0.14	—	—	€0.142	$ 0.19	€0.442	$0.60

BBVA has paid annual dividends to its shareholders since the date it was founded. Historically, BBVA has paid interim dividends each year. The total dividend for a year is proposed by the Board of Directors following the end of the year to which it relates. The unpaid portion of this dividend (the final dividend) is paid after the approval of our financial statements by the shareholders at the General Shareholder’s Meeting. Interim and final dividends are payable to holders of record on the dividend payment date. Unclaimed dividends revert to BBVA five years after declaration.

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

For a description of BBVA’s access to the funds necessary to pay dividends on the shares, see “Item 4. Information on the Company—Supervision and Regulation—Dividends”. In addition, BBVA may not pay dividends except out of its unrestricted reserves available for the payment of dividends, after taking into account the Bank of Spain’s capital adequacy requirements. Capital adequacy requirements are applied by the Bank of Spain on both a consolidated and individual basis. See “Item 4. Information on the Company—Supervision and Regulation—Capital Adequacy Requirements” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital”. Under Spain’s capital adequacy requirements, we estimate that as of December 31, 2004, BBVA had approximately €4.5 billion of reserves in excess of applicable capital and reserve requirements, which were not restricted as to the payment of dividends.

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

National Criminal Court (Audiencia Nacional)

On April 9, 2002, Tribunal No. 5 of Spain’s National Criminal Court presided by Judge Baltasar Garzón commenced a criminal proceeding regarding the previously unreported funds and suspended the administrative proceeding initiated by the Bank of Spain. The National Criminal Court proceeding was initially directed at 28 of BBVA’s former directors and executive officers and was subsequently split into two separate proceedings. One proceeding relates to the use of the unreported funds to create pension accounts. In this proceeding, three of our former directors and two former executive officers have been formally charged. The second proceeding, which generally relates to the unreported funds, is still in the investigation phase and is directed at four of our former directors and two former executive officers. None of these directors and executive officers continue to serve as directors on BBVA’s Board of Directors or are affiliated with BBVA in any other capacity. Under Spanish law, criminal liability may only be imposed on a corporation’s employees and members of its board of directors but not on the corporation itself. Consequently, BBVA does not have any criminal liability under Spanish law and none of its current officers or directors are party to this proceeding. BBVA is cooperating fully with the National Criminal Court proceeding, which commenced more than two years ago and is currently pending.

Spanish National Market Commission (the “CNMV”)

On May 22, 2002, the Spanish securities market regulator, the CNMV, instituted administrative proceedings against BBVA for alleged violations of the Spanish Securities Markets Act of 1988 in connection with the same events being investigated by the Bank of Spain. As with the Bank of Spain proceeding, the National Criminal Court requested that the CNMV suspend its proceedings until resolution of the National Criminal Court’s criminal proceeding described above. The CNMV proceeding was suspended on January 7, 2003 and has remained suspended pending completion of the proceeding initiated by the National Criminal Court.

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

Other Proceedings

Puerto Rico

Two proceedings, which were described in our 2001 Annual Report on Form 20-F, were initiated in Spain based on the testimony of a former BBV Puerto Rico employee. These proceedings included allegations of money laundering and bribery against BBVA and certain of its employees. To date, however, no person has been charged with any wrongdoing or named as a defendant in connection with these proceedings.

BBVA Privanza Bank Ltd. (Jersey)

A proceeding was initiating alleging that certain employees of BBVA Privanza Bank Ltd. (Jersey) cooperated in the creation of accounts and financial products in Jersey which were allegedly used by Spanish individuals to avoid Spanish tax obligations. The proceedings also included an allegation of a tax offence due to the purported non-consolidation of a fully-owned subsidiary. This proceedings is ongoing and charges have not been brought against any BBVA employee or director.

In light of the surrounding events and circumstances, our legal advisers do not expect that the proceedings described above will have a material effect on us.

B. Significant Changes

Transition to International Financial Reporting Standards

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an European Union member state and whose securities are admitted to trading on a regulated market of any member state must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with the IFRS. Therefore, BBVA will be required to prepare its consolidated financial statements for the year ending December 31, 2005 in conformity with the IFRS which had been ratified by the European Union at that date.

Under IFRS 1, First-Time Adoption of International Financial Reporting Standards, BBVA’s consolidated financial statements for 2005 must necessarily include, for comparison purposes, a consolidated balance sheet as of December 31, 2004, and a consolidated statement of income for the year then ended prepared in accordance with IFRS.

On December 22, the Bank of Spain issued Circular 4/2004 on Public and Restricted Financial Reporting Standards and Model Financial Statements, which sets for new accounting rules applicable to Spanish banks based on IFRS.

We are currently implementing a plan for transition to IFRS, which includes, among other things, an analysis of the differences between Spanish GAAP and IFRS, the selection of the accounting policy to be applied when alternative policies are permitted and an assessment of changes in reporting procedures and systems we will be required to undertake in order to transition to IFRS.

As of the date of this Annual Report, we are in the process of preparing our Consolidated Financial Statements for the year ended December 31, 2004 in accordance with the IFRS currently in force. However, continuing developments in IFRS could occur until December 31, 2005 and, accordingly, there is uncertainty concerning what IFRS will be in effect when we prepare our first consolidated financial statements in accordance with IFRS as of and for the year ended December 31, 2005. Consequently, to date, we are unable to estimate the net effect that applying IFRS will have on our results of operations or financial condition, or any component thereof. The effect of such differences, however, may be material, individually or in the aggregate, to financial items reported in our Consolidated Financial Statements relating to, among other things, the accounting treatment for derivative instruments, financial instruments, intangible assets, deferred costs, business combinations and goodwill. The adoption of IFRS may, as a result, affect the valuation methods we use to measure and evaluate our performance and make it more difficult to compare our results of operations and financial condition for periods in respect of which IFRS is applied to our results of operations and financial conditions to periods in respect of which Spanish GAAP was applied.

ITEM 9. THE OFFER AND LISTING

BBVA’s shares are listed on the Spanish Stock Exchanges in Madrid, Bilbao, Barcelona and Valencia and quoted on the Automated Quotation System of the Spanish Stock Exchanges (the “Automated Quotation System”). They are also listed on the Frankfurt, Milan, Zurich, London, Lima and New York Stock Exchanges, and quoted on SEAQ International in London. Each ADS represents one share.

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

	Euro per Share (1)
	High	Low
Fiscal year ended December 31, 2000
Annual	17.46	12.27
Fiscal year ended December 31, 2001
Annual	17.20	9.50
First Quarter	17.20	13.92
Second Quarter	16.47	14.75
Third Quarter	15.77	9.50
Fourth Quarter	14.80	11.50
Fiscal year ended December 31, 2002
Annual	14.21	7.24
First Quarter	14.21	12.26
Second Quarter	13.90	10.93
Third Quarter	11.99	7.42
Fourth Quarter	10.60	7.24
Fiscal year ended December 31, 2003
Annual	10.95	6.89
First Quarter	10.25	6.89
Second Quarter	9.68	7.78
Third Quarter	10.10	8.86
Fourth Quarter	10.95	8.91
Month ended December 31, 2003	10.95	10.20
Fiscal year ended December 31, 2004
Annual	13.09	10.22
First Quarter	11.28	10.22
Second Quarter	11.42	10.40
Third Quarter	11.39	10.55
Fourth Quarter	13.09	11.36
Month ended December 31, 2004	13.09	12.40
Fiscal year ended December 31, 2005
First Quarter	13.38	12.30
Month ended January 31, 2005	13.13	12.51
Month ended February 29, 2005	13.38	12.93
Month ended March 31, 2005	13.18	12.30
Month ended April 30, 2005	12.84	11.95
Month ended May 31, 2005	12.74	12.15
Month ended June 30, 2005 (through June 29)	12.93	12.49

(1)	Adjusted to reflect all stock splits. This applies only to 2000.

From January 2004 through December 31, 2004 the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.084% and 0.594% respectively, calculated on a monthly basis. On May 12, 2005, the percentage of outstanding shares held by BBVA and its affiliates was 0.549%.

The table below sets forth the reported high and low sales closing prices for the ADSs of BBV until January 28, 2000 and BBVA thereafter on the New York Stock Exchange for the periods indicated.

	Dollars per ADS(1)
	High	Low
Fiscal year ended December 31, 2000
Annual	15.75	11.94
Fiscal year ended December 31, 2001
Annual	16.63	8.99
First Quarter	16.63	12.22
Second Quarter	14.40	12.65
Third Quarter	13.16	8.99
Fourth Quarter	13.44	10.25
Fiscal year ended December 31, 2002
Annual	12.77	6.93
First Quarter	12.77	10.82
Second Quarter	12.50	10.67
Third Quarter	11.73	7.14
Fourth Quarter	10.58	6.93
Fiscal year ended December 31, 2003
Annual	13.85	7.67
First Quarter	10.81	7.67
Second Quarter	11.16	8.46
Third Quarter	11.16	10.28
Fourth Quarter	13.85	10.54
Month ended December 31, 2003	13.85	12.29
Fiscal year ended December 31, 2004
Annual	17.77	12.47
First Quarter	14.45	12.51
Second Quarter	13.80	12.47
Third Quarter	13.96	12.82
Fourth Quarter	17.77	14.12
Month ended December 31, 2004	17.77	16.59
Fiscal year ended December 31, 2005
First Quarter	17.64	16.59
Month ended January 31, 2005	17.64	16.30
Month ended February 29, 2005	17.33	16.82
Month ended March 31, 2005	17.50	16.14
Month ended April 30, 2005	16.47	15.44
Month ended May 31, 2005	16.06	15.61
Month ended June 30, 2005 (through June 29)	15.87	15.12

(1)	Adjusted to reflect all stock splits. This applies only to 2000.

Securities Trading in Spain

The Spanish securities market for equity securities consists of the Automated Quotation System and the four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia. During 2004, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish stock exchanges.

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

On February 28, 2004, BBVA’s shareholders adopted a resolution amending its bylaws. The amendments are to: (i) Article 24 in order to expand shareholders’ rights to participate in shareholders’ meetings by proxy or representative; (ii) Article 29 in order to enhance shareholders’ ability to obtain information regarding the Company; (iii) Article 31 regarding the procedures for the adoption of shareholder resolutions; (iv) Article 35 regarding the requirements for being a director; (v) Article 38 regarding the chairman and secretary of the Board of Directors; (vi) Article 45 regarding nomination and composition of the Board of Directors; (vii) Article 37 to make a technical amendment required by virtue of the amendment to Article 35 and (viii) Article 34 to reduce the maximum number of directors from 18 to 16.

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

Additionally, our bylaws state that, in order to adopt resolutions regarding a change in corporate purpose or the total liquidation or dissolution of BBVA, at least two-thirds of the voting capital must be present at the meeting on first call and at least 60 percent of voting capital must be present on second call.

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

Spanish regulation of takeover bids may also delay, defer or prevent a change of control of BBVA or any of its subsidiaries in the event of a merger, acquisition or corporate restructuring. Spanish regulation of takeover bids contained in Royal Decree 1197/1991 was as amended by Royal Decree 432/2003 dated April 11, 2003. See “—Exchange Controls—Tender Offers”. Regulations on public takeover bids require a bid to be launched if the acquisition of the listed company grants control to the purchaser, regardless of whether the acquired stake reaches the 25% threshold. The new rules state that it is necessary to launch a tender offer if the bidder intends to acquire less than 25% of the target’s share capital but intends to appoint more than one-third and less than one-half plus one of the target’s directors.

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

E. Taxation

Spanish Tax Considerations

The following is a summary of the material Spanish tax consequences to U.S. Residents (as defined below) of the acquisition, ownership and disposition of BBVA’s ADSs or ordinary shares. This summary does not address all tax considerations that may be relevant to all categories of potential purchasers, some of whom (such as life insurance companies, tax-exempt entities, dealers in securities or financial institutions) may be subject to special rules. In particular, the summary deals only with the U.S. Holders (as defined below) that will hold ADSs or ordinary shares as capital assets and who do not at any time own individually, nor are treated as owning, 25% or more of BBVA’s shares, including ADSs.

As used in this particular section, the following terms have the following meanings:

(1) “U.S. Holder” means a beneficial owner of BBVA’s ADSs or ordinary shares that is:

•	a resident of the United States for U.S. federal income tax purposes,

•	a corporation or other entity treated as a corporation, created or organized under the laws of the United States or any political subdivision thereof, or

•	an estate or trust the income of which is subject to United States federal income tax without regard to its source.

(2) “Treaty” means the Convention between the United States and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, together with a related Protocol.

(3) “U.S. Resident” means a U.S. Holder that is a resident of the United States for the purposes of the Treaty and entitled to the benefits of the Treaty, whose holding is not effectively connected with (1) a permanent establishment in Spain through which such holder carries on or has carried on business, or (2) a fixed base in Spain from which such holder performs or has performed independent personal services.

Holders of ADSs or ordinary shares who are not U.S. Residents should also consult their tax advisors, particularly as to the applicability of any tax treaty. The statements regarding Spanish tax laws set out below are based on interpretations of those laws in force as of the date of this Annual Report. Such statements also assume that each obligation in the Deposit Agreement and any related agreement will be performed in full accordance with the terms of those agreements.

Taxation of Dividends

Under Spanish law, dividends paid by BBVA to a holder of ordinary shares or ADSs who is not resident in Spain for tax purposes and does not operate through a permanent establishment in Spain, are subject to Spanish Non-Resident Income Tax, withheld at source, currently at a 15% tax rate. For these purposes, upon distribution of the dividend, BBVA or its paying agent will withhold an amount equal to the tax due according to the rules set forth above (i.e., applying the general withholding tax rate of 15%), transferring the resulting net amount to the depositary. Under the Treaty, if you are a U.S. Resident, you are also entitled to a tax rate of 15%.

Taxation of Rights

Distribution of preemptive rights to subscribe for new shares made with respect to your shares in BBVA will not be treated as income under Spanish law and, therefore, will not be subject to Spanish Non-Resident Income Tax. The exercise of such preemptive rights is not considered a taxable event under Spanish law and thus is not subject to Spanish tax. Capital gains derived from the disposition of preemptive rights obtained by U.S. Residents are generally not taxed in Spain provided that certain conditions are met (See “—Taxation of Capital Gains” below).

Taxation of Capital Gains

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. For Spanish tax purposes, income obtained by you, if you are a U.S. Resident, from the sale of BBVA’s ADSs or ordinary shares will be treated as capital gains. Spanish Non-Resident Income Tax is currently levied at a 35% tax rate on capital gains obtained by persons who are not residents of Spain for tax purposes, who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain.

Notwithstanding the above, capital gains derived from the transfer of shares in an official Spanish secondary stock market by any holder who is resident in a country that has entered into a treaty for the avoidance of double taxation with an “exchange of information” clause (the Treaty contains currently such a clause) will be exempt from taxation in Spain. Additionally, capital gains realized by non-residents of Spain who are entitled to the benefit of an applicable treaty for the avoidance of the double taxation will, in the majority of cases, not be taxed in Spain (since most tax treaties provide for taxation only in the taxpayer’s country of residence). If you are a U.S. Resident, by virtue of the Treaty, capital gains arising from the disposition of ordinary shares or ADSs will not be taxed in Spain. You will be required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities an IRS certificate of residence in the United States, together with the corresponding Spanish tax form.

Spanish Wealth Tax

If you do not reside in Spain and you hold shares located in Spain, you are subject to Spanish Wealth Tax (Spanish Law 19/1991), which imposes a tax on property located in Spain on the last day of any year. It is possible that the Spanish tax authorities may contend that all shares of a Spanish corporation and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, and you are a non-resident of Spain who held BBVA’s ADSs or ordinary shares on the last day of any year, you would be subject to the Spanish Wealth Tax for such year at marginal rates varying between 0.2% and 2.5% of the average market value of such ordinary shares or ADSs during the last quarter of such year. U.S. Residents should consult their tax advisors with respect to the applicability of Spanish Wealth Tax.

Spanish Inheritance and Gift Taxes

Transfers of BBVA’s shares or ADRs upon death or by gift are subject to Spanish inheritance and gift taxes (Spanish Law 29/1987), if the transferee is a resident in Spain for tax purposes, or if BBVA’s shares or ADSs are located in Spain, regardless of the residence of the beneficiary. In this regard, the Spanish tax authorities may argue that all shares of a Spanish corporation and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate, after applying all relevant factors, ranges between 7.65% and 81.6% for individuals, approximately.

Alternatively, corporations that are non-resident in Spain that receive BBVA’s shares or ADSs as a gift are subject to Spanish Non-Resident Income Tax at a 35% tax rate on the fair market value of such ordinary shares or ADSs as a capital gain. Hence, if the donee is a United States resident corporation, the exclusions available under the Treaty described in “—Taxation of Capital Gains” above will be applicable.

Spanish Transfer Tax

Transfers of BBVA’s ordinary shares or ADSs will be exempt from Transfer Tax (Impuesto sobre Transmisiones Patrimoniales) or Value-Added Tax. Additionally, no stamp duty will be levied on such transfers.

U.S. Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The summary applies only to U.S. Holders (as defined under “Spanish Tax Considerations” above) that hold ADSs or ordinary shares as capital assets for tax purposes and does not address all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding ADSs or ordinary shares as part of a hedge, straddle, conversion transaction or other integrated transaction;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons who acquired our ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons who own or are deemed to own 10% or more of our voting shares.

The summary is based upon tax laws of the United States including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly with retroactive effect. In addition, the summary is based on the Treaty (as defined under “Spanish Tax Considerations” above) and is based in part on representations of BBVA’s depositary and assumes that each obligation provided for in or otherwise contemplated by BBVA’s deposit agreement or any other related document will be performed in accordance with its terms. Prospective purchasers of the ADSs or ordinary shares are urged to consult their tax advisers as to the U.S., Spanish or other tax consequences of the purchase, ownership and disposition of ADSs or ordinary shares in their particular circumstances, including the effect of any U.S. state or local tax laws.

For United States federal income tax purposes, U.S. Holders of ADSs will generally be treated as the owners of the underlying ordinary shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

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

This discussion assumes that BBVA was not a passive foreign investment company (“PFIC”) for 2004 (as discussed below).

Taxation of Distributions

To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), distributions, before reduction for any Spanish income tax withheld by BBVA or its paying agent, made with respect to ADSs or ordinary shares (other than certain pro rata distributions of BBVA’s capital stock or rights to subscribe for shares of its capital stock) will be includible in the income of a U.S. Holder as ordinary dividend income. The amount of such dividends will be treated as foreign source dividend income and not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to noncorporate U.S. Holders in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Noncorporate U.S. Holders should consult their own tax advisers to determine the implications of the rules regarding this favorable rate in their particular circumstances. To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the ADSs or ordinary shares, and thereafter as capital gain.

The amount of the distribution will equal the U.S. dollar value of the euro received, calculated by reference to the exchange rate in effect on the date such distribution is received (which, for U.S. Holders of ADSs, will be the date such distribution is received by the depositary), whether or not the depositary or U.S. Holder in fact converts any euro received into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if such dividend is not converted into U.S. dollars on the date of its receipt.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Spanish income taxes withheld by BBVA or its paying agent. A U.S. Holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. The rules governing foreign tax credits are complex and, therefore, U.S. Holders are urged to consult their tax advisers to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Sale and Other Disposition of ADSs or Shares

Gain or loss realized by a U.S. Holder on (i) the sale or exchange of ADSs or ordinary shares or (ii) the depositary’s sale or exchange of ordinary shares received as distributions on the ADSs, will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the ADSs or ordinary shares and the amount realized on the disposition. Such gain or loss will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. Gain or loss, if any, will generally be U.S. source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company”, or “PFIC”, for U.S. federal income tax purposes for the taxable year 2004. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time, determined pursuant to certain proposed Treasury regulations that are not yet in effect but are generally proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition of an ADS or an ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ADS or the ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for ordinary income of taxpayers of the U.S. Holder’s type for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Similar tax rules would apply to any distribution in respect of ADSs or ordinary shares in excess of 125% of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Additionally, if we were a PFIC for any taxable year during which a U.S. Holder held an ADS or ordinary share, such U.S. Holder would be required to make an annual return on IRS Form 8621 for that year, describing the distributions received from BBVA and any gain realized on the disposition of ADSs or ordinary shares. Certain elections may be available (including a mark-to-market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

Information Reporting and Backup Withholding

Information returns may be filed with the Internal Revenue Service in connection with payments of dividends on, and the proceeds from a sale or other disposition of, ADSs or ordinary shares. A U.S. Holder may be subject to U.S. backup withholding tax on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk at BBVA

We consider risk management a basic capacity to facilitate the stable generation of value for shareholders.

The Group has assigned considerable resources to configure a risk management system that meets the need for identifying, measuring, assessing and monitoring, in a consistent and homogeneous way, all types of risk that may be incurred by a diversified and internationally active banking group such as BBVA and that complies with the future capital requirements laid down by Basel II.

Risks are classified as credit or counterparty risk, market risk (considering joint measurements of market and credit risks in these activities), structural risk (including liquidity, equity, interest and exchange rate risks) and operational risk.

The fundamental objectives of our risk management system are to meet the specific needs of customers and to preserve the solvency of the Group according to the risk profile expectations approved in its business strategies.

Our risk management system aims for an integrated management of all the risks involved in our different businesses and activities, based on an in-depth knowledge of each individual type of risk and of the potential interactions between them.

This risk management system is supported by the following components:

•	A corporate risk management framework with a clear separation of functions and responsibilities,

•	A set of tools, circuits and procedures that make up our different risk management systems,

•	A system of internal information and monitoring systems that ensures proper operation of our different risk management systems, and

•	A qualified staff.

Corporate Risk Governance Framework

In accordance with the recommendations of the Basel Committee, our Board of Directors defines the Group’s risk policy and approves financial credit risk planning. It also sets transaction limits and delegates authority on credit, market and structural risks. The Executive Committee of the Board is responsible for these matters.

The Board’s Risk Committee is responsible for supervising our risk management system on behalf of the Board of Directors, except for certain risk policies that are required by law to be approved another entity of the Group. The Risk Committee analyzes our risk strategies and policies and submits its recommendations to the Executive Committee.

The responsibilities of the Board’s Risks Committee include:

•	Assessing risk management at the Group in terms of its risk profile and capital structure, broken down by businesses and areas of activity.

•	Analyzing and evaluating risk management at the Group in terms of expected loss, profitability and capital at risk.

•	Assessing general risk policies, which means establishing limits by types of risk or business, resources, procedures and management systems, structures and processes.

•	Approving individual or joined risks that could affect the financial solvency of the bank, in line with the delegation structure established.

•	Analyzing and approving credit risks, if necessary, in terms of maximum exposure per customer or per group.

•	Monitoring the different risks of the Group and ensuring that they do not deviate from the approved Group risk profile.

•	Following the recommendations of regulatory and supervisory bodies and implementing them in the Group’s risk management structure.

•	Analyzing the Group’s risk control systems to ensure that such systems provide for a functional risk management system throughout the Group and correctly monitor the policies and procedures set forth by the Risks Committee.

The Internal Risks Committee, made up of the Group’s corporate heads of risk management, handles the development and implementation of the risk management model at BBVA and assures that in day-to-day operations the risks contracted by the Group comply with the objectives defined in the risk profiles approved by the Board of Directors.

The Assets & Liabilities Committee (ALCO) is responsible for the active management of structural risks involving liquidity, interest rates and exchange rates, as well as risks relating to our capital structure.

The Technical Operations Committee analyses and approves credit transactions and financings that have been delegated to it, and refers those that are beyond its authority to the Risks Committee.

Tools, Circuits and Procedures

The Group has established risk management systems to measure and manage all of the different risks we face.

We view risk management as a continuous process, which has led us to establish management processes for each risk which include measuring tools for the admission, assessment and monitoring of risks, and to define appropriate procedures for risk management, all of which are set down in manuals along with the relevant management criteria.

The functions carried out by our risk management systems include:

•	Calculating the risk exposures relating to different portfolios (loans, securities, etc.), taking into account any mitigating factors, such as netting and collateral

•	Calculating probability of default (PD), loss given default (LGD), and expected loss for each portfolio and assigning a PD to all new credit transactions (rating and scoring).

•	Measuring the value at risk in different portfolios under various scenarios by using historical and Monte Carlo simulations.

•	Setting limits on potential losses depending on the different risks incurred.

•	Determining the potential impact of structural risks on our consolidated income statement.

•	Setting limits and alerts relating to the liquidity of the Group.

•	Identifying and quantifying operational risks by business line which permits us to mitigate such risks through corrective actions.

•	Defining efficient procedures consistent with the objectives established.

Internal Control

Consistent with recommendations of our regulators, we have established an independent internal risk control function that establishes working plans for each of our business areas aimed at correcting deviations from approved risk management criteria to ensure that the Group’s risk management is conducted in a manner that is consistent with the best available practices.

New Capital Accord (Basel II)

In June 2004 the Basel Committee on Banking Supervision approved the New Capital Accord (Basel II or the “Accord”), which is to serve as a reference for national regulators in the development of new standards for calculating capital. It is to be applied by financial institutions following its entry into effect at the end of December 2006. Approval of the Accord presents us with an opportunity to improve our risk management and to integrate the concepts of economic capital and regulatory capital.

In order to comply with the Accord, BBVA has established a Master Plan for Basel II. Under this plan, multidisciplinary teams from departments within the Group including risks, systems and operations, accounting and consolidation, management information services, financial management along with personnel from each of our business areas, are working to develop and implement tools, historical databases and other components needed to comply with the advanced risk management requirements of Basel II.

Overall Risk Map

Economic capital is a measure of the maximum losses that can be incurred with a set confidence level (99.9%) consistent with a target level of solvency.

Measurements of economic capital fit into management accounting by business units and their intrinsic valuation.

In 2003, BBVA initiated the Risk-Adjusted Return (RAR) Project to create the default and loss given databases required for measuring economic capital, expected loss and RAR for the Group as a whole.

As a result of progress in the RAR Project in 2004, highly detailed calculations are now available for economic capital by credit risk at the transaction level at our parent company and subsidiaries in Spain and at the aggregate level for the rest of the Group. During the course of 2005, transactional level calculations will become available for Mexico, Colombia and Peru and, as a result, more than 80% of our risk will be covered by economic capital calculations. By 2006, the system is expected to be extended to Argentina, Chile, Puerto Rico and Venezuela.

The accompanying graph shows the distribution of economic capital of the Group, by business area as of December 31, 2004, in attributable terms (net of minority interests).

Retail Banking Spain and Portugal represented 34% of economic capital, 52% of which corresponded to Commercial Banking and 27% to SME Banking. The Americas represented 27% of our economic capital, of which 57% corresponded to Mexico. Wholesale and Investment Banking represented 15% of our economic capital, while Corporate Activities, which includes holdings in industrial and financial firms and the management of structural balance-sheet risk, accounted for the remaining 24%.

By type of risk as of December 31, 2004, credit risk continued to account for the largest portion (49%) of BBVA’s use of economic capital. At the same date, market risk, which includes structural balance sheet risks associated with variations in interest and exchange rates and equities portfolio risk, accounted for 33% of total economic capital, while operational risk accounted for 12%. Fixed assets and use of capital deriving from the activities of the Group’s insurance companies accounted for the remaining 6%.

Credit Risk Management

Evolution of credit risk exposure and quality

As of December 31, 2004, BBVA’s overall credit risk exposure increased by 9.5% to €351 billion, compared to €321 billion as of December 31, 2003.

Customer lending (56% of the total, including contingent liabilities) and credit lines drawable by third parties (17%) increased by 15.8% and 15.1%, respectively, in 2004, whereas the potential exposure to credit risk in market operations (27% of the total) decreased by 4.0%.

Credit risk in Retail Banking Spain and Portugal accounted for 57.4% of our total credit risk exposure, followed by Wholesale and Investment Banking, which accounted for 27.7% of the total.

In 2004, the percentage of total lending made by the Group’s parent company, BBVA, S.A. (including branches located outside of Spain) and our subsidiaries in Spain, increased by approximately 1.0% to 82.6%. The percentage of our total lending in Europe (excluding Spain) in 2004 was 3.0%, while the percentage corresponding to lending in Latin America declined from 15.6% in 2004 to 14.4% in 2003. Of this 14.4%, 10.7% was concentrated in investment grade rated countries (7.4% Mexico, 2.0% Chile and 1.3% in Puerto Rico) and, accordingly, only 3.8% of our loans were in countries rated as below investment grade.

The trend in the Group’s fundamental credit risk quality indicators in 2004 was once again favorable. The balance of nonperforming assets decreased by 20% to €1.9 billion, with decreases spread across all business areas. Distribution of non-performing loans by business areas can be seen in the following chart:

The decrease in the percentage of non-performing assets was principally due to a further reduction in the ratio of new nonperforming loans compared to total lending from 1.48% as of December 31, 2003 to 1.03% as of December 31, 2004 and to an improvement in the recovery rate to 36.6% as of December 31, 2004 of the critical mass (total of impaired loans plus new entries in the year), compared to 28.6% as of December 31, 2003.

As a result of the above, the non-performing loans (NPL) ratio was 0.95% as of December 31, 2004, a decrease of 0.42% from 1.03% as of December 31, 2003.

All business areas contributed to the reduction: As of December 31, 2004, the Retail Banking Spain and Portugal business area NPL ratio decreased to 0.61% from 0.85% as of December 31, 2003, in part due to a decrease in the ratio of new non-performing loans. As of December 31, 2004, the Wholesale and Investment Banking business area NPL ratio decreased to 0.19% from 0.50% as of December 31, 2003, while the Banking in the America business area NPL ratio decreased to 3.18% from 4.46% as of December 31, 2003.

As of December 31, 2004, the Group’s coverage ratio increased to 247.2% from 184.9% in 2003.

Credit risk profile

To facilitate the quantification and management of credit risk, we use rating and scoring tools. Two measures are used to determine and identify the Group’s credit risk profile: expected loss and economic capital (by credit risk).

Under Basel II regulations the use of internal models to measure credit risk and calculate insolvency risk coverage will be permitted only if those models are first approved by the Bank of Spain. To that end, BBVA submitted its consumer loan, mortgage loan, large corporations and SME credit rating models to the Bank of Spain in 2004.

The Group has historical PD and LGD databases capable of storing detailed information on all transactions in each of our business areas. This means that precise estimates are now available for the inputs of PD, LGD and exposure at default (EAD), as required under Basel II.

These estimates form the basis for calculating expected loss and capital (economic and regulatory) under common premises for all of the Group’s banks. Under Basel II, the concept of “expected loss” is a key component in calculating provisions and capital and will enable us to make risk-adjusted valuations of operations.

We intend to be among the banks that use internal models for assessing credit risk immediately upon implementation of Basel II.

BBVA Master Scale. BBVA has a master scale which we use to apply a uniform classification to our different credit risk portfolios. Two versions exist: the narrow version, which classifies our credit risks in 13 categories, and the broad version, which classifies our credit risks into 34 categories.

	Probability of Default (in basis points)
Rating Master Scale	Average	Minimum	Maximum
AAA	1	0	2
AA	3	2	5
A	7	5	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B-	785	581	1,061
CCC	2,122	1,061	4,243

Application of the master scale results in a distribution of our credit risk ratings for the parent bank and its Spanish subsidiaries, weighted by exposure. At December 31, 2004, 61% of our credit risk exposure was concentrated in A-rated or higher portfolios.

If we exclude sovereign loans, 45% of our credit risk exposure is still rated at A or above, and 69% at BBB- or above.

The charts also show the distribution of our credit risk ratings in our small and medium size customer sector.

Probability of default. The Accord distinguishes between two customer segments for calculating capital requirements: retail (consumer loans, mortgages, small businesses, etc.) and non-retail transactions (SME’s, banks, sovereign, etc.). We have credit rating tools that clearly distinguish between these two segments.

Each credit risk measurement tool assigns a score for each transaction based on the counter party’s credit quality. It is only possible to link this score with PD if a broad historical database of credit scores and default histories exists which allows performance to be inferred. The implementation of the RAR Project has allowed PD to be calculated for all possible defaults for each transaction over the entire recovery process (not just the first default).

Scorings. The graph below shows PD curves for each credit risk scoring group, over time from the date of the transaction, in the consumer and mortgage retail businesses of BBVA Spain.

It can be observed that PD in these two business segments is highest in the second year and that higher default rates are found in the highest scoring groups.

Ratings. The Group’s rating tools assign a credit risk score (and a PD via calibration) to each customer in accordance with specific quantitative and qualitative criteria that is adjusted to each of our business segments.

The average PD corresponding to rating scores for SME transactions is shown in the following graph.

As shown in the following graph, large corporates (with sales of more than €150m) have a lower PD.

LGD. The LGD (loss-given default) rate is defined as a predicted final loss if an event of default occurs as a percentage of risk exposure. It is the counterpart of the recovery rate, which is calculated as 100% minus the LGD rate. One of our priorities is to obtain estimates of LGD that are as precise as possible and to minimize LGD with effective recovery mechanisms.

LGD is calculated by the “Workout LGD” method, which is based on discounting the amounts recovered from a defaulted exposure as a result of the recovery process.

The methods we use to estimate LGD differ according to the type of product in question. For retail products, such as consumer loans, the approach used is contract-based, while for many other products it is customer-based.

Consumer loans. As shown in the graph below, the more time that has passed since the granting of a loan to the default on the loan, the lower the associated LGD due to generally declining loan default rates over time from loan issuance and the success of recoveries.

The following graph shows the trend in LGD over the time period in which a transaction remains in default following the original default date, which this is known as the debt ratio. The LGD increases as default period increases.

The lines in the graph below correspond to the year in which a transaction goes into default and the time period during which such loan remains in default. The graph demonstrates that both the age of a transaction and the time elapsed at default are significant in estimating LGD. We therefore adjust LGD calculations by taking into account the age of a transaction and the time it has been in default.

Residential mortgages. The graph below shows the year in which a transaction goes into default and the time period during which such loan remains in default. As with consumer loans, both factors are significant in estimating LGD.

The loan to value (LTV) ratio is a characteristic feature of mortgage loans which may be expected to influence the LGD. The graph below shows how LGD varies as a function of LTV according to how long the loan remains in default. The lines on the graph correspond to different LTV’s (expressed as percentages): it can be seen that the higher the LTV, the greater the LGD.

The significant factors noted above that were taken into account in estimating LGD for consumer loans were also taken into account to adjust LGD for each transaction in our mortgage loan portfolio.

SME products. The graphs below display LGD studies conducted for certain corporate products (loans, credit lines, portfolios, leasing and renting) using a customer-based approach.

The following graph sets forth the variations in LGD of loans, credit lines and portfolio products without collateral over time from the date each transaction was entered into the date of default by the customer and how long the customer remains in default. LGD is affected by both factors.

The following graph shows the trend in LGD for leasing and renting products according to how long the customer remains in default from the initial default date. It can be seen that LGD increases as the time the customer remains in default increases.

LGD rates depend on the type of product and whether guarantees or collateral were granted in connection with the transaction.

Exposure at the time of default. Exposure at the time of default is another factor we use to predict expected losses on our transactions.

Adjustment to the economic cycle. In 2004, we reassessed the methods by which we adjust expected losses from credit risk in our various portfolios to the economic cycle. To calculate these adjustments, the conditions prevailing at such time are linked with those expected to exist in the future.

This method is supplemented by a stress analysis on expected losses. First, the stress of underlying risk factors for the different categories of credit risk is measured. It can then be determined to what extent future expected loss could be affected by scenarios of economic downturn, high interest rates or, in the specific case of the mortgage portfolio, corrections in the real-estate market.

Expected losses. As in prior years, in 2004 our expected losses were adjusted in light of new information provided by our historical risk databases. It is important to emphasize that the expected losses indicated below have been adjusted upwards, as noted above, in line with our assessment of the economic cycle.

The breakdown of our expected losses as a percentage of exposure shows that our Spanish banking group accounts for 76% of total exposure and has an expected loss of 0.28% of that exposure. Mexico and the remainder of the Group have expected losses of 0.78% and 1.07%, respectively.

The following graph shows our expected loss attributable to our principal business areas. The Wholesale and Investment Banking business area accounted for 35% of exposure and the Retail Banking Spain and Portugal business area for 41%. The expected loss attributable to the Wholesale and Investment Banking business area and the Retail Banking Spain and Portugal business area was 0.07% and 0.47%, respectively. The Banking in America business area (not including Mexico) had an expected loss of 1.27% of exposure.

Finally, the expected loss rates and economic capital for the main portfolios of the parent bank in Spain are also detailed in the table below.

	Exposure(1)	Expected losses		Economic capital credit
Portfolios	Million euros	Million euros	%	Million euros	%
Consumer loans	4,790.81	47.10	0.98	191.72	4.00
Mortgage loans	44,901.69	78.72	0.18	553.85	1.23
SME’S(2)	16,816.40	66.77	0.40	539.31	3.21
Corporates(3)	31,440.25	29.77	0.09	632.41	2.01

[1]	Includes off-balance-sheet positions to which the corresponding conversion factors are applied.
[2]	Billing between €5m and €150m.
[3]	Billing in excess of €150m.

Market Risk Management by Business Area

We manage credit risk and market risk jointly in each of our business areas (including the treasury activities conducted therein) through a Central Risk Unit within each business area.

These units set appropriate limits on the business activities carried out by each business area. The Executive Committee of our Board of Directors approves these limits. These units determine an overall VaR (Value-at-Risk) for each business unit and establish specific sub-limits by types of risk, activities and trading floors.

Limits are also set on losses and other control measures such as delta sensitivity. The proactive management of this limit structure is supplemented by a broad range of indicators and alerts that automatically activate procedures designed to deal with situations that could have negative repercussions on the activities of each business area.

The measurement model used is VaR, considering a covariance matrix with a confidence level of 99% and a time horizon of one day. Also considered are basis risk, spread, convexity and other risks associated with option positions and structured products. This means that the maximum loss that could be incurred by portfolios as a result of volatility in equity markets and in interest and exchange rates is measured.

In addition, periodic settlement VaR calculations are made in some portfolios, taking into account the liquidity condition in financial markets at any given time.

Finally, the market risk measurement model incorporates back-testing or ex-post comparison, which helps increase the precision of the risk measurements we make.

Stress-testing is also carried out, with periodic calculations of exposure to loss of each business area, considering the impact of financial crises in the past and potential scenarios and predictions for the future.

We have continued to implement our new risk measurement platform, which is now fully operational in our Investment Banking unit. This platform enables market risk assessment to be integrated with credit risk assessment and uses the historical simulation and Monte Carlo methods, applying full valuation to options products, which results in an increase in the accuracy of risk estimations. We intend to extend this platform shortly to our Latin American business units, starting with Mexico.

Market Risk in 2004. Increases in geopolitical risk levels, especially in the first half of 2004 (e.g., the Madrid train bombings and subsequent terrorist attacks), and rises in the price of oil which reached record levels in October affected the financial markets because of the resulting uncertainty as to the continuation of economic growth. In spite of this, most leading stock market indices in developed markets were higher as of December 31, 2004 compared to December 31, 2003 and those that did not increase did not experience significant declines. In emerging markets spreads for sovereign risk declined, government debt showed a positive yield and stock prices rose considerably.

Against this backdrop, the trend of market risk we experienced was characterized by an increasing risk profile in the early months of the year with maximum levels in May as a result of the uncertainty in the financial markets, followed by a slow decrease in subsequent months.

The average market risk of the BBVA Group in 2004, in terms of VaR, was €26.25m on average.

The main market risk that we face is interest rate risk (66% of total market risk at December 31, 2004), which includes both the systematic risk and the specific risk linked to spreads. Vega and correlation risks account for 12% and 8% of total market risk, equity risk for 9% and currency risk for 5% of our total market risk.

		Daily VaR
Risk	31-12-04	Average	Maximum	Minimum
Interest(*)	15,868	19,806	32,075	13,211
Exchange rate(*)	1,070	1,446	3,792	440
Equity(*)	2,161	3,295	7,137	1,270
Vega and correlation	4,941	5,134	6,880	4,003

TOTAL	21,703	20,250	38,127	19,692

(*)	Includes gamma risk of fixed-income, exchange rate and equity options, respectively.

By geographical area, Europe and the United States of America accounted for 64.6% of market risk, Latin America accounted for 35.4% and Mexico accounted for 27.5% as of December 31, 2004.

Average use of limits by our main business units was 41% as of December 31, 2004.

As shown in the following graph, back-testing for our market risk in 2004, which runs day-to-day comparisons between the results of revaluation of positions and the level of risk estimated by our risk model, confirms that our risk management model functioned properly.

Credit Risk in Market Activities

Credit risk in OTC financial instruments is calculated by considering the daily marking to market of the positions held, plus an estimate of the maximum expected increase in value through to maturity.

In 2004, we introduced a new measurement system based on Monte Carlo simulation for all transactions. This method has resulted in substantial improvements in our estimates of counterparty risk because:

•	It takes into account the portfolio effect, considering the possibility of correlation between different market variables, thereby reflecting the offsetting effect on overall market risk of different simultaneous transactions.

•	It incorporates the term effect, allowing portfolios comprising short- and long-term transactions to be dealt with jointly.

•	It accurately measures the risk in transactions with counterparties with whom legal netting and collateral contracts are set (ISDA, CSA, CMOF, etc.).

•	It enables non-standarized products to be measured appropriately.

Our maximum credit risk exposure to counterparties was €12.6 billion as of December 31, 2004, a decrease of 14% from December 31, 2003.

The policy of entering into netting and/or collateral agreements was extended, and these agreements now represent a significant proportion of our total exposure.

The net market value of the instruments mentioned above in the portfolio at December 31, 2004 was €503 million, with a mean residual term of 101 months. The gross replacement value was €11.7 billion at December 31, 2004.

The table below shows the distribution by residual term of equivalent maximum exposure amounts for OTC financial instruments.

OTC financial instruments	Gross replacement value	Net replacement value	Equivalent maximum exposure	Weighted average term (months)
IRS	8,573	1,227	9,352	78
FRA’s	7	(3)	12	2
Interest rate options	804	173	940	113
OTC interest rate diversification			(15)

TOTAL OTC INTEREST RATE	9,383	1,397	10,289	98

Forward FX	419	(699)	501	18
Currency swaps	735	156	956	63
Currency options	276	(100)	229	26
OTC exchange rate diversification			(161)

TOTAL OTC EXCHANGE RATE	1,430	(643)	1,525	56

OTC equity	328	(500)	509	25
Fixed income and others	566	249	461	136
OTC equity and others diversification			(40)

TOTAL OTC EQUITY AND OTHERS	984	(251)	930	149

TOTAL DIVERSIFlCATION			(103)
TOTAL	11,707	503	12,641	101

Type of product	Up to 6 months	Up to 1 year	Up to 3 years	Up to 5 Years	Up to 10 years	Up to 15 years	Up to 25 years	Over 25 years	minimum exposure
OTC interest rate	10,289	5,730	8,549	4,936	2,924	1,003	919	300	10,289
OTC exchange rate	1,525	1,312	870	477	281	85	24	20	1,525
OTC equity and others	930	842	612	381	247	217	209	104	930
Total diversification	(103)				(8)	(9)	(8)		(103)

TOTAL	12,641	11,884	10,031	5,794	3,444	1,296	1,144	424	12,641

The counterparty risk we assume in these transactions is generally with entities with higher credit ratings (89% of them are rated A- or higher).

Structural Risk Management

The exposure of a financial institution to variations in market interest rates is a risk inherent to banking, but also an opportunity to create economic value. The main source of structural interest rate risk is the difference between maturity and repricing dates (depending on whether fixed- or variable-rate positions are involved). This market rate risk affected by curve risk which entails changes in the slope and form of the interest rate curve over time, and basis risk which arises due to the imperfect correlation between variations in interest rates of different instruments with similar characteristics.

To control structural interest rate risk; interest rate risk limits are established each year by the Executive Committee of our Board of Directors. We then compare our actual interest rate risk to these limits. The graph below shows the average use of limits in 2004 and it can be seen that no limits were exceeded during such period.

Our structural interest rate risk is actively managed and continuously monitored by the Assets and Liabilities Committee (ALCO) consistent with the basic principles set forth by the Basel Committee in its 2004 consultative paper “Principles for the Management and Supervision of Interest Rate Risk”. To that end, we have developed a number of tools and an organizational structure with clear allocation of responsibilities, to ensure that control and management functions are independent.

The purpose of structural interest rate risk management is two-fold: to reduce the impact of interest rate variations on net interest income and to protect the economic value of the Group. To manage our interest rate risk we use financial instruments such as Treasury bills and bonds (issued by Spain and other euro-zone countries) and derivatives (interest rate swaps, options, future, etc.).

The on-balance sheet gap table below shows the distribution of maturities or repricing dates of our sensitive assets and liabilities in euros, grouped by market type as of December 31, 2004.

	Balance	1-6 months	6-12 months	1-3 years	3-10 Years	+10 years
ASSETS
Money market	25,092,563	24,262,924	779,230	45,306	4,701	402
Lending	127,653,979	81,628,561	30,836,633	8,590,969	5,534,263	1,013,554
Securities portfolio	29,004,366	8,694,671	1,730,102	9,361,349	6,543,634	2,674,610

TOTAL SENSITIVE ASSETS	181,750,908	114,586,155	33,395,965	17,997,623	12,082.598	3,688,567

LIABILITIES
Money market	17,580,556	16,837,607	593,677	77,813	1,284	70,175
Customers deposits	72,403,744	24,913,854	2,118,051	11,828,823	33,543,016	—
Wholesale financing	45,948,337	20,297,422	132,770	3,926,540	20,439,328	1,152,277
Other sensitive liabilities	40,750,561	35,454,596	1,817,797	1,522,565	1,017,040	938.563

TOTAL SENSITIVE LIABILITIES	176,683,198	97,503,479	4,662,295	17,355,741	55,000,668	2,161,015

ON-BALANCE-SHEET GAPS	5,067,709	17,082,676	28,733,670	641,882	(42,918,071)	1,527,552

OFF-BALANCE-SHEET GAPS	20,503	(23,402,436)	1,561,595	4,648,118	17,439,846	(226,621)

TOTAL GAPS	5,088,212	(6,319,760)	30,295,265	5,290,000	(25,478,224)	1,300,931

Measurement of structural interest rate risk involves projections of net interest income for one- and two-year horizons, taking into account the actual interest rates and expected evolution of the balance sheet. Our economic value is calculated as the net present value of the expected evolution of the balance sheet. Subsequently, considering different market interest rate scenarios, curve simulations are performed that reflect other types of movement, such as changes in slope and curvature or parallel movements of different scales, calculating a distribution of impacts on net interest income and economic value that enables maximum negative variations to be calculated with a confidence level of 99%. This calculation provides a measure of economic capital by structural interest rate risk and enables risk to be managed on the basis of the balance between expected results and economic value.

The accompanying graph shows the risk levels of the principal banks within the Group, which remained stable throughout 2004.

In 2004, the principal aim of structural interest rate risk management was to reduce the impact on net interest income of the lower absolute level of interest rates in the markets in which we operate. As part of this structural interest rate risk management process, the ALCO held structural coverage positions worth €23.0 billion as of December 31, 2004. This portfolio generated ordinary revenues of €372 million in 2004.

Structural Exchange Rate Risk

Structural exchange rate risk refers to the potential losses that may arise as a result of adverse movements in exchange rates. Our exposure to this risk arises principally from our Latin American operations.

Structural exchange rate risk is managed by the ALCO on the basis of regular measurements by the Risks units using an exchange rate scenario simulation model that takes into account both past trends and forecasts over a one-year time frame. These forecasts cover various market performance scenarios, including crisis scenarios, to which probabilities of occurrence are assigned. A distribution of annual results from exchange rate variations is thereby obtained that provides the maximum potential loss with a confidence level of 99%.

These calculations determine the economic capital as well as the contribution of the different operations to that risk. This allows our management to base its decisions on the balance between contribution to risk and expected results for each position.

The ALCO actively manages structural exchange rate risk with two objectives: to minimize the impact of currency depreciation on our consolidated income statement and to protect our asset value by reducing the effect of exchange rate variations on reserves.

In 2004, structural exchange rate risk was managed in the context of a significant depreciation of the U.S. dollar against the euro, and of stability of Latin American currencies against the U.S. dollar. Our active exchange rate risk management allowed us to end 2004 with equity coverage of 47% (mainly centered on Mexico and Chile) and with a significant proportion of our operating results derived from our Latin American operations also to be covered.

Liquidity Risk

We manage liquidity risk to reduce the possibility of having to obtain funds on undesirable terms to meet payment obligations.

Liquidity is monitored on a short-term (up to 90 days), medium and long-term basis with our monitoring and management functions kept separate.

Liquidity risk is monitored by the Risks unit, which is responsible for regularly assessing liquidity, for developing tools and valuation models and for monitoring authorized limits. The limit structure authorized by the Executive Committee of our Board of Directors provides a basis to anticipate any future liquidity problems.

In addition, payment and collection flow simulations are analyzed to assess the consequences of hypothetical liquidity crises. These analyses form part of the crisis situation liquidity monitoring model as outlined in our Contingency Plan, which sets forth responsibilities in the event of system-wide or specific liquidity stresses.

The ALCO is responsible for ensuring that the resources needed to carry on our operations on a medium-term and long-term basis are available. To that end it analyzes the credit gap, establishes wholesale financing needs and draws up a financing plan appropriate for those needs.

Financing policy is based on the principle of diversification of sources of financing and maturity periods and varies depending on the average maturity of the credit assets to be financed. To that end, various types of financial instruments are used, including straight bonds, mortgage bonds and securitizations.

In 2004, we issued straight and subordinate bonds in an aggregate principal amount of €6.5 billion, mortgage-backed securities in an aggregate principal amount of €9.4 billion, and €2 billion in two securitizations of portfolios of loans for car purchases and loans for SME’s.

Structural Risk Management of our Equities Portfolio

Structural risk of our equities portfolios refers to the potential loss in value of positions in shares and other equity instruments due to variations in share values or equity indices. Our exposure to this type of structural risk arises primarily from our holdings in industrial and financial companies with medium-term and long-term investment horizons.

The Group’s Risks Department effectively measures and monitors the structural risk of our equity holdings and monitors compliance with the risk limits and policies of the various business units as approved by the Executive Committee of our Board of Directors. Risk limits on equity positions in our investment portfolio are established in terms of the use of economic capital attributable to a predetermined activity or portfolio. These limits on economic capital are supplemented by limits on investment and concentration. Depending on the nature of the positions, stop-loss limits are also established by strategy and by portfolio, reinforced by a system of results-related early warning signals to detect any limits that have been exceeded as soon as possible. In addition, regular stress testing and back testing are carried out.

Favorable trends in equity markets in 2004 resulted in an increase in the value of our structural risk exposure, which was offset by sales of certain equity interests, active management of our equities portfolio through derivative instruments and by increased diversification. As a result, the overall structural risk of our equities portfolios remained stable.

Operational risk management

The Basel Committee on Banking Supervision defines “operational risk” as risk that may result in losses as a result of human errors, unsuitable or faulty internal controls, system failures or external causes. BBVA defines operational risk as risk that is neither credit, market nor technical (insurance) risk. This definition includes strategic and regulatory risk.

BBVA distinguishes between the following types of operational risk:

Type	Origin
Process	Human failure, operational errors

Fraud and unauthorised activity	Criminal acts Unauthorised internal activities

Technology	Technological failures of hardware, software and communications

Human resources	Failures in human resource policy, health & safety at work, etc.

Commercial practices	Product defects and improper sales practices

Disasters	Events (natural, accidental or provoked)

Suppliers	Nonfulfilment of services contracted

In 2004, we continued to implement a broad range of tools created in-house (Ev-Ro, TransVaR, SIRO, CORO and RepTool) to identify, measure, evaluate and mitigate risks of this type.

We manage operational risk in two ways: qualitatively (detecting exposure to risk before it arises) and quantitatively (learning from events when they occur).

The tools we use to manage operational risk are the following:

1) Ev-Ro: This is a tool for the identification and valuation of operational risks by business or support areas. The information obtained is used to prepare risk maps, which are the starting point for mitigation processes. This tool is implemented at more than 80% of the Group’s units. In general, 20% of the risks detected require immediate action for mitigation, and action is taken accordingly.

As an example, the two graphs below summarize the distribution by types of operational risk at the BBVA Insurance Spain and Global Markets and Distribution business units.

2) TransVaR: This is a tool that monitors business units for indicators of operational risk. TransVaR is in place at around 50% of our business units. Our use of this tool has demonstrated that operational risk is reduced at the business units where this tool is in place.

3) SIRO: This is a set of databases of operational risk events classified by risk type and business line. The databases are located in each country and uploaded every month into a central database called SIRO Global, where all of the information is consolidated. This tool was implemented in Spain in January 2002 and in Latin America in July 2002.

The graphs below show the distribution by countries and risk types of operational risk events on a cumulative basis in 2004.

4) CORO: This is a new self-assessment tool that uses a scoring technique to measure operational risk at business units with large numbers of branches. The self-assessment tool is comprised of 287 questions and 35 basic criteria to enable risks to be weighted with a rating on a scale of 0 to 10 (with 0 being the minimum and 10 the maximum) and to identify risk factors.

CORO was implemented in 2004 in our Commercial Banking Spain business unit. Results based on a statistical sample with a guaranteed confidence level of 95% and a margin of error of 1% show a score for the Commercial Banking Spain business unit of 3.5 out of 10, equivalent to an overall operational risk rating of “low”.

RepTool: This is a reputational risk management tool. Reputational risk generally arises as a result of events caused by other types of risk. RepTool is used to identify reputational risk factors so that they can be mitigated. In 2004 RepTool was implemented in our Special Financial Services business unit (Finanzia and Uno-e) and in the International Private Banking business unit, and work has begun to implement it in the Global Corporate Banking business unit.

The management model

Operational risk management is in place in all business and support units. Corporate tools are used in these units as sources of information on risks, events and causes and the starting point for mitigation plans.

Our Central Operational Risk Unit designs and manages the implementation of risk assessment and monitoring tools for the Group. Each of our subsidiary banks has an Operational Risk unit that performs the same task as the Central Operational Risk Unit in the country in which the bank conducts its operations. Each business and support unit has an Operational Risk Manager who manages this risk in that unit. There is also an Operational Risk Committee, which meets periodically to analyze risk information available and determine the most appropriate mitigation plans.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

As of December 31, 2004, BBVA, under the supervision and with the participation of BBVA’s management, including our chairman and chief executive officer, president and chief operating officer and head of the office of the chairman, whose responsibilities include accountancy, internal audit and compliance, performed an evaluation of the effectiveness of BBVA’s disclosure controls and procedures. BBVA’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, BBVA’s chairman and chief executive officer, president and chief operating officer and head of the office of the chairman concluded that BBVA’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information BBVA is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. There has been no change in BBVA’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, BBVA’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L., by type of service rendered for the periods indicated.

Services Rendered	2004	2003	2002
	(thousands of euro)
Audit Fees (1)	3,756	3,971	2,691
Audit-Related Fees (2)	1,932	161	748
Tax Fees (3)	—	—	—
All Other Fees (4)	348	561	411
Total	6,036	4,693	3,850

(1)	Aggregate fees billed for each of the last three fiscal years for professional services rendered by Deloitte, S.L. for the audit of BBVA’s annual financial statements or services that are normally provided by Deloitte, S.L. in connection with statutory and regulatory filings or engagements for those fiscal years. Total audit fees billed by Deloitte, S.L. and its worldwide affiliates, were €6,766 thousand, €8,282 thousand and €5,784 thousand in 2004, 2003 and 2002, respectively.

(2)	Aggregate fees billed in each of the last three fiscal years for assurance and related services by the Deloitte, S.L. that are reasonably related to the performance of the audit or review of BBVA’s financial statements and are not reported under (1) above.
(3)	Aggregate fees billed in each of the last three fiscal years for professional services rendered by Deloitte, S.L. for tax compliance, tax advice, and tax planning.
(4)	Aggregate fees billed in each of the last three fiscal years for products and services provided by Deloitte, S.L. other than the services reported in (1), (2) and (3) above. Services in this category consisted primarily of employee education courses and verification of the security of information systems and internet tools.

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

The pre-approval policy is as follows:

1.	The hiring of BBVA’s external auditor or any of its affiliate is prohibited, unless there is no other firm available to provide the needed services at a comparable cost and that could deliver a similar level of quality.

2.	In the event that there is no other firm available to provide needed services at a comparable cost and delivering a similar level of quality, the external auditor (or any of its affiliates) may be hired to perform such services, but only with the pre-approval of the Audit and Compliance Committee.

3.	The Chairman of the Audit and Compliance Committee has been delegated the authority to approve the hiring of BBVA’s external auditor (or any of its affiliates). In such an event, however, the Chairman would be required to inform the Audit and Compliance Committee of such decision at the Committee’s next meeting.

4.	The hiring of the external auditor for any of BBVA’s subsidiaries must also be pre-approved by the Audit and Compliance Committee.

5.	Agreements entered into prior to May 6, 2003 between BBVA or any of its subsidiaries and any of their respective external auditors, required the approval of the Audit and Compliance Committee in the event that services provided under such agreements continued after May 6, 2004.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period of Fiscal Year	(a) Total Number of Ordinary Shares Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchases as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	19,213,047	10.99	—	—
February 1 to February 29	22,143,840	10.73	—	—
March 1 to March 31	24,906,524	10.61	—	—
April 1 to April 30	37,613,328	11.19	—	—
May 1 to May 31	18,162,831	10.89	—	—
June 1 to June 30	12,837,361	11.04	—	—
July 1 to July 31	30,077,043	10.89	—	—
August 1 to August 31	14,020,465	10.90	—	—
September 1 to September 30	30,357,124	11.17	—	—
October 1 to October 31	30,832,448	11.68	—	—
November 1 to November 30	17,788,797	12.37	—	—
December 1 to December 31	19,693,775	12.56	—	—
Total	277,646,583	11.24	—	—

During 2004, we did not purchase any of our ordinary shares pursuant to a publicly announced plan or program. We also sold 282,161,848 of our ordinary shares during 2004 for an average price of €11.31 per share. On March 29, 2005, we announced that our Board of Directors had resolved to launch a share buy-back program of our own shares subject to the following conditions: (i) the number of such shares to be purchased shall not exceed 3.5% of our share capital, (ii) the purchase price shall not be higher than €14.5 per share and (iii) the period of the share buy-back program shall expire on September 30, 2005. Between April 18 and June 27, 2005, we purchased 11,213,799 of our ordinary shares pursuant to the share buy-back program, representing 0.33% of our capital stock.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as a part of this Annual Report.

ITEM 19. EXHIBITS

(a) Index to Financial Statements

(b) Index to Exhibits:

Exhibit Number	Description
1.1	Amended and Restated Bylaws (Estatutos) of the Registrant.*

4.1	Plan of Merger between Banco Bilbao Vizcaya, S.A. and Argentaria, Caja Postal y Banco Hipotecario, S.A.**

4.2	Master Agreement of Strategic Alliance between Telefónica and BBVA, together with an English translation.***

8.1	Consolidated Companies Composing Registrant.

10.1	Consent of Deloitte, S.L.

12.1	Section 302 Chief Executive Officer Certification.

12.2	Section 302 President and Chief Operating Officer Certification.

12.3	Section 302 Head of the Office of the Chairman Certification.

13.1	Section 906 Certification.

*	Incorporated by reference to BBVA’s 2003 Annual Report on Form 20-F.
**	Incorporated by reference to BBVA’s Registration Statement on Form F-4 (File No. 333-11090) filed with the Securities and Exchange Commission on November 4, 1999.
***	Incorporated by reference to BBVA’s 1999 Annual Report on Form 20-F.

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

Date: June 30, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the accompanying consolidated balance sheets of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. and COMPANIES composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (“the Group”—Note 4) as of December 31, 2004, 2003 and 2002, and the related consolidated statements of income for the years then ended. These consolidated financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material aspects, the financial position of Banco Bilbao Vizcaya Argentaria, S.A. and Companies composing the Banco Bilbao Vizcaya Argentaria Group as of December 31, 2004, 2003 and 2002, and the results of their operations and the funds obtained and applied by them for the years then ended in conformity with accounting principles generally accepted in Spain.

As indicated in Note 2-g, in 2003 and 2002 the Group charged to retained earnings the estimated cost of the indemnity payments, deferred compensation and the future contributions to external pension funds arising from the early retirement of certain employees who effectively formalized their early retirement in those years, for an amount, net of the related tax effect, of €520 million and €324 million respectively, for which it had express authorization for the Bank of Spain, pursuant to Rule 13 of Bank of Spain Circular 4/1991, and of the related Shareholders´ Meetings. In 2004 the Bank of Spain did not generally grant this authorization; accordingly, pursuant to the aforementioned Rule of Bank of Spain Circular 4/1991, the Bank recorded net provisions of €372 million with charge to the consolidated statement of income to meet its commitments to the employees who took early retirement in that year (€572 million were charged to the “Extraordinary Losses” caption in the consolidated statement of income for 2004 referred to above and, at the same time, the related deferred tax asset was recorded for €200 million).

Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2004, 2003 and 2002 and the determination of stockholders’ equity and financial position as of December 31, 2004, 2003 and 2002, to the extent summarized in Note 32.

/S/ DELOITTE, S.L.

Deloitte, S.L.

Madrid – Spain, February 3, 2005, except for the Note 32 as to which the date is June 30, 2005.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING

THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004, 2003 AND 2002 (Notes 1 to 5)

- Thousands of Euros -

	2004	2003	2002
ASSETS
CASH ON HAND AND DEPOSITS AT CENTRAL BANKS:
Cash	1,790,353	1,767,580	1,868,358
Bank of Spain	3,139,819	1,821,301	1,081,684
Other central banks	5,192,066	4,520,994	5,100,286

	10,122,238	8,109,875	8,050,328

GOVERNMENT DEBT SECURITIES (Note 6)	18,370,252	18,945,003	19,767,776

DUE FROM CREDIT INSTITUTIONS (Note 7):
Current accounts	737,947	643,987	1,328,749
Other	15,437,708	20,263,142	20,147,530

	16,175,655	20,907,129	21,476,279

TOTAL NET LENDING (Note 8)	170,248,440	148,827,274	141,315,012

DEBENTURES AND OTHER DEBT SECURITIES (Note 9)	52,588,529	52,935,966	49,133,179

COMMON STOCKS AND OTHER EQUITY SECURITIES (Note 10)	6,265,504	3,092,064	3,007,492

INVESTMENTS IN NON-GROUP COMPANIES (Note 11)	5,302,371	5,593,224	6,024,175

INVESTMENTS IN GROUP COMPANIES (Note 12)	1,051,901	1,054,869	1,039,688

INTANGIBLE ASSETS (Note 14):
Incorporation and start-up expenses	8,200	19,537	20,946
Other deferred charges	362,766	342,491	377,691

	370,966	362,028	398,637

CONSOLIDATION GOODWILL (Note 13):
Fully and proportionally consolidated companies	4,435,851	2,650,889	2,871,545
Companies accounted for by the equity method	792,805	1,055,524	1,385,801

	5,228,656	3,706,413	4,257,346

PROPERTY AND EQUIPMENT (Note 14):
Land and buildings for own use	2,170,985	2,100,359	1,938,287
Other property	256,231	309,607	908,073
Furniture, fixtures and other	1,355,461	1,380,272	1,787,605

	3,782,677	3,790,238	4,633,965

CAPITAL STOCK SUBSCRIBED BUT NOT PAID (Note 23)	—	—	—

TREASURY STOCK (Note 23)	18,370	66,059	97,671

OTHER ASSETS (Note 15)	14,673,625	13,171,480	12,298,880

ACCRUAL ACCOUNTS (Note 16)	3,052,380	2,977,437	4,391,562

ACCUMULATED LOSSES AT CONSOLIDATED COMPANIES (Note 24)	3,820,719	3,610,764	3,650,208

TOTAL ASSETS	311,072,283	287,149,823	279,542,198

MEMORANDUM ACCOUNTS (Note 26)	85,627,988	72,549,918	69,776,213

- Thousands of Euros -

	2004	2003	2002
LIABILITIES AND EQUITY
DUE TO CREDIT INSTITUTIONS (Note 17):
Current accounts	1,070,474	1,542,432	1,537,357
Other	64,265,442	60,027,356	54,581,691

	65,335,916	61,569,788	56,119,048

DEPOSITS (Note 18):
Savings accounts-
Current	69,453,645	65,024,971	63,723,745
Time	60,128,101	55,487,784	57,436,352
Other deposits-
Current	—	—	—
Time	17,469,111	20,536,152	25,400,268

	147,050,857	141,048,907	146,560,365

MARKETABLE DEBT SECURITIES (Note 19):
Bonds and debentures outstanding	38,036,761	28,258,973	22,393,876
Promissory notes and other securities	6,289,947	6,123,679	5,129,396

	44,326,708	34,382,652	27,523,272

OTHER LIABILITIES (Note 15)	11,755,531	10,764,514	9,735,905

ACCRUAL ACCOUNTS (Note 16)	3,419,552	3,318,727	4,593,777

PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 20):
Pension provision	3,275,995	3,031,913	2,621,907
Provision for taxes	55,243	—	—
Other provisions	1,989,857	2,187,672	2,221,411

	5,321,095	5,219,585	4,843,318

GENERAL RISK ALLOWANCE	—	—	—

NEGATIVE CONSOLIDATION DIFFERENCE (Note 13)	37,238	38,712	47,554

CONSOLIDATED INCOME FOR THE YEAR:
Group	2,801,904	2,226,701	1,719,129
Minority interests (Note 22)	390,564	670,463	746,919

	3,192,468	2,897,164	2,466,048

SUBORDINATED DEBT (Note 21)	8,107,752	7,399,613	6,486,942

MINORITY INTERESTS (Note 22)	4,434,829	5,425,918	5,674,163

CAPITAL STOCK (Note 23)	1,661,518	1,565,968	1,565,968

ADDITIONAL PAID-IN CAPITAL (Note 24)	8,177,101	6,273,901	6,512,797

RETAINED EARNINGS (Note 24)	1,682,947	971,477	771,484

REVALUATION RESERVES (Note 24)	176,281	176,281	176,281

RESERVES AT CONSOLIDATED COMPANIES (Note 24)	6,392,490	6,096,616	6,465,276

TOTAL LIABILITIES AND EQUITY	311,072,283	287,149,823	279,542,198

The accompanying Notes 1 to 31 and Exhibits I to IV are an integral part of the consolidated balance sheet as of December 31, 2004.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING

THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED

DECEMBER 31, 2004, 2003 AND 2002 (Notes 1 to 5)

- Thousands of Euros -

	(DEBIT) CREDIT
	2004	2003	2002
FINANCIAL REVENUES (Note 28)	12,466,255	12,537,465	17,232,909
Of which: Fixed-income portfolio	3,313,097	3,323,501	4,820,640
FINANCIAL EXPENSES (Note 28)	(6,100,675)	(6,260,058)	(9,783,505)
INCOME FROM EQUITIES PORTFOLIO (Note 28):	703,729	464,104	358,062
Common stocks and other equity securities	266,922	144,842	113,623
Investments in non-Group companies	184,513	188,572	93,669
Investments in Group companies	252,294	130,690	150,770

NET INTEREST INCOME	7,069,309	6,741,511	7,807,466
FEES COLLECTED (Note 28)	4,159,344	3,882,568	4,330,993
FEES PAID (Note 28)	(780,075)	(619,761)	(662,612)
MARKET OPERATIONS (Notes 20 and 28)	605,044	651,504	765,123

GROSS OPERATING INCOME	11,053,622	10,655,822	12,240,970
OTHER OPERATING INCOME (Note 28)	18,307	17,422	34,341
GENERAL ADMINISTRATIVE EXPENSES (Note 28):	(4,963,241)	(5,031,056)	(5,771,725)
Personnel costs	(3,184,102)	(3,262,587)	(3,697,428)
Of which:
Wages and salaries	(2,416,468)	(2,457,658)	(2,743,819)
Employee welfare expenses	(541,843)	(571,325)	(624,360)
Of which: Pensions	(111,977)	(134,921)	(132,624)
Other Administrative Expenses	(1,779,139)	(1,768,469)	(2,074,297)
DEPRECIATION AND AMORTIZATION (Note 14)	(453,436)	(510,656)	(631,021)
OTHER OPERATING EXPENSES	(215,697)	(236,733)	(295,821)

NET OPERATING INCOME	5,439,555	4,894,799	5,576,744
NET INCOME FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD (Note 28):	359,992	383,312	33,244
Share in income of companies accounted for by the equity method	832,045	794,905	561,322
Share in losses of companies accounted for by the equity method	(35,269)	(92,467)	(285,726)
Correction for payment of dividends	(436,784)	(319,126)	(242,352)
AMORTIZATION OF CONSOLIDATION GOODWILL (Note 13)	(581,692)	(639,349)	(679,170)
INCOME ON GROUP TRANSACTIONS:	628,361	642,144	570,934
Income on disposal of investments in fully and proportionally consolidated companies	49,588	16,763	3,806
Income on disposal of investments accounted for by the equity method (Note 11)	553,459	609,333	551,326
Income on transactions involving Parent Company shares and Group financial liabilities	21,674	16,048	15,802
Reversal of negative consolidation differences	3,640	—	—
LOSSES ON GROUP TRANSACTIONS:	(36,254)	(88,885)	(209,938)
Losses on disposal of investments in fully or proportionally consolidated companies	(2,311)	(55,237)	(156,290)
Losses on disposal of investments accounted for by the equity method (Note 11)	(20,898)	(14,890)	(29,750)
Losses on transactions involving Parent Company shares and Group financial liabilities	(13,045)	(18,758)	(23,898)
NET LOAN LOSS PROVISIONS (Note 8)	(930,727)	(1,276,946)	(1,743,338)
NET SECURITIES WRITEDOWNS (Note 11)	—	—	3,366
NET CHARGE TO GENERAL RISK ALLOWANCE	—	—	—
EXTRAORDINARY INCOME (Note 28)	432,422	630,870	1,606,654
EXTRAORDINARY LOSSES (Note 28)	(1,162,185)	(733,805)	(2,039,235)

PRE-TAX PROFIT	4,149,472	3,812,140	3,119,261
CORPORATE INCOME TAX (Note 25)	(399,409)	(530,587)	(175,567)
OTHER TAXES (Note 25)	(557,595)	(384,389)	(477,646)

NET INCOME	3,192,468	2,897,164	2,466,048
MINORITY INTERESTS (Note 22)	390,564	670,463	746,919
NET ATTRIBUTABLE PROFIT	2,801,904	2,226,701	1,719,129

The accompanying Notes 1 to 31 and Exhibits I to IV are an integral part of the consolidated statement of income as of

December 31, 2004

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING

THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2004

(1)	DESCRIPTION OF THE BANK

Banco Bilbao Vizcaya Argentaria, S.A. (“the Bank” or “BBVA”) is a private-law entity governed by the rules and regulations applicable to banks operating in Spain. The Bank conducts its business through branches and offices located throughout Spain and abroad.

On June 1, 1988, the Special Shareholders’ Meetings of Banco de Bilbao, S.A. and Banco de Vizcaya, S.A. resolved, inter alia, to approve the equal-footing merger of the two companies by dissolving them without liquidation and transferring in bloc to the new company, which adopted the name of Banco Bilbao Vizcaya, S.A. (BBV), by universal succession, the assets and liabilities of the two dissolved companies.

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

(2)	BASIS OF PRESENTATION AND CONSOLIDATION PRINCIPLES

a) Basis of presentation-

The consolidated financial statements of the Bank and companies composing the Banco Bilbao Vizcaya Argentaria Group (“the Group”—Note 4) are presented in the formats stipulated by Bank of Spain Circular 4/1991, on June 14, and its subsequent amendments and, accordingly, they present a true and fair view of the Group’s net worth, financial position and results. These consolidated financial statements were prepared from the individual accounting records of Banco Bilbao Vizcaya Argentaria, S.A. and of each of the Group companies and include the adjustments and reclassifications required to conform the accounting principles and presentation criteria followed by the subsidiaries with those followed by the Bank (Note 3).

The consolidated financial statements as of December 31, 2004, 2003 and 2002 and for the three years ended December 31, 2004, 2003 and 2002 are based on the Spanish financial statements of the Banco Bilbao Vizcaya Argentaria Group, prepared in accordance with the generally accepted accounting principles in Spain (“Spanish GAAP”) by the controlling company’s directors.

The individual and consolidated financial statements for 2004, 2003 and 2002 were approved by the Shareholders’ Meetings on February 26, 2005, February 28, 2004, and March 1, 2003, respectively.

b) Accounting policies-

The consolidated financial statements were prepared in accordance with the generally accepted accounting principles in Spain described in Note 3. All obligatory accounting principles with a material effect on the consolidated financial statements were applied in preparing them.

c) Consolidation principles-

In accordance with Law 13/1985 and Bank of Spain Circular 4/1991, the Banco Bilbao Vizcaya Argentaria Group is defined as including all the companies whose line of business is directly related to that of the Bank and which, together with the latter, constitute a single decision-making unit (Note 4). In accordance with this Circular, these companies were fully consolidated and the adjustments and reclassifications required to unify the accounting principles and presentation criteria followed by the subsidiaries were performed. All material intercompany accounts and transactions between the consolidated companies were eliminated in consolidation. This method follows the rules as expressed by ARB 51 and SFAS 94. In accordance with Bank of Spain Circular 4/1991, the consolidated financial statements maintain the provisions for country risk recorded by the Bank and other Group companies for risk-asset and off-balance-sheet risk exposure to Group entities with registered offices in financially-troubled countries. As of December 31, 2004, 2003 and 2002, these provisions amounted to €25,249 thousand, €162,321 thousand and €93,714 thousand, respectively (Notes 7, 8 and 9).

The Group companies which engage in insurance brokerage were fully consolidated in 2004 since it is considered that this activity is an extension of that carried on by the Financial Group. Through 2004 these companies had been accounted for by the equity method. For the purpose of comparison with previous years, the effect of this change is not material.

The companies whose line of business is related to that of the Bank, and which are at least 20% owned by the Bank and managed jointly with another shareholder (or shareholders) were consolidated proportionally, which consists of including the assets, rights and obligations, and revenues and expenses of these companies in proportion to the Group’s holding in them. As of December 31, 2004, this consolidation method was applied to Advera, S.A., Corporación IBV Participaciones Empresariales, S.A., Corporación IBV Servicios y Tecnologías, S.A., E-Ventures Capital Internet, S.A., Holding de Participaciones Industriales 2000, S.A. and PSA Finance Argentina Compañía Financiera, S.A. As of December 31, 2003 and 2002, this consolidation method was applied to E-Ventures Capital Internet, S.A, Corporación IBV Participaciones Empresariales, S.A., Altura Markets, A.V., S.A., PSA Finance Argentina Compañía Financiera, S.A. and Corporación IBV Servicios y Tecnologías, S.A.

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

d) Determination of net worth-

In evaluating the net worth of the Group, the balances of the following captions in the accompanying consolidated balance sheets should be taken into consideration:

	Thousands of Euros
	2004	2003	2002
Capital stock (Note 23)	1,661,518	1,565,968	1,565,968

Reserves (Note 24)-
Additional paid-in capital	8,177,101	6,273,901	6,512,797
Reserves	1,682,947	971,477	771,484
Revaluation reserves	176,281	176,281	176,281
Reserves at consolidated companies	6,392,490	6,096,616	6,465,276
Accumulated losses at consolidated companies	(3,820,719)	(3,610,764)	(3,650,208)

	12,608,100	9,907,511	10,275,630
Add-
Net income-
Net attributable profit	2,801,904	2,226,701	1,719,129
Less-
Interim dividends (Notes 5 and 15)-
Paid	(676,327)	(572,452)	(572,996)
Unpaid	(338,865)	(287,444)	(287,620)

	(1,015,192)	(859,896)	(860,616)
Treasury stock (Note 23)	(18,370)	(66,059)	(97,671)

Net worth per books	16,037,960	12,774,225	12,602,440
Less-
Final dividend (Note 5)	(481,501)	(364,327)	(248,420)

Net worth, after the distribution of income for the year	15,556,459	12,409,898	12,354,020

e) Equity-

Law 13/1992, on June 1, and Bank of Spain Circular 5/1993, on March 26, and subsequent amendments enacted the regulations governing minimum equity requirements for credit entities at both individual and consolidated group levels.

As of December 31, 2004, 2003 and 2002, the Group’s eligible equity amounted to €20,144,358 thousand, €18,799,128 thousand and €17,840,156 thousand, respectively. These amounts exceed the minimum equity requirements stipulated by the aforementioned regulations.

f) Detail of risk provisions and coverage-

In accordance with Bank of Spain regulations, the risk provisions and coverage are presented as assigned to the related assets and/or in specific accounts. The detail of the aggregate risk provisions, coverage and guarantees, disregarding their accounting classification, is as follows:

	Thousands of Euros
	2004	2003	2002
Loan loss provision (Note 3-c) (*)
Due from credit institutions (Note 7)	31,860	171,240	122,787
Total net lending (Note 8)	4,367,049	4,443,539	5,097,695
Debentures and other debt securities (Note 9)	107,039	121,106	125,401
Off-balance-sheet risks (Notes 8 and 20)	230,496	209,270	271,545

	4,736,444	4,945,155	5,617,428

Security revaluation reserve (Notes 3-d and 3-e)
Government debt securities (Note 6)	—	—	34
Debentures and other debt securities (Note 9)	81,356	73,958	2,586
Common stocks and other equity securities (Note 10)	60,956	71,653	240,726
Investments in non-Group companies (Note 11)	—	38	82

	142,312	145,649	243,428

Pension provision (Notes 3-j and 20)
At Spanish companies	2,638,306	2,433,374	1,981,414
At foreign companies	637,689	598,539	640,493

	3,275,995	3,031,913	2,621,907

Provision for property and equipment (Notes 3-h and 14)	206,783	375,016	308,518

Other provisions for contingencies and expenses (Note 20)	1,814,604	1,978,402	1,949,866

TOTAL	10,176,138	10,476,135	10,741,147

(*) Loan loss provisions
Provisions for specific risks	1,706,934	2,053,936	3,253,724

General-purpose provision	1,495,739	1,361,029	1,324,441

Country-risk provision	136,604	609,764	446,919

Provision for the statistical coverage of loan losses	1,397,167	920,426	592,344

g) Comparative information

Early retirements-

In 2004, 2003 and 2002 the Group offered certain employees the possibility of taking early retirement before the retirement age stipulated in the current collective labor agreement (Note 3-j). The total cost of the early retirements includes indemnities, deferred compensation and future contributions to external pension funds. To meet this commitment, the related provisions were recorded, in accordance with Rule 13.13 of Bank of Spain Circular 4/1991.

In 2004 the Group charged the total cost arising from the early retirement, amounting to €571,628 thousand (€371,558 thousand net of the related tax effect) to the “Extraordinary Losses” caption in the accompanying consolidated statement of income (Notes 20 and 28).

In 2003 and 2002, as permitted by the last paragraph of Rule 13.13 of Bank of Spain Circular 4/1991, the Group recorded these provisions with a charge to the “Additional Paid-in Capital” and “Reserves” captions in the accompanying consolidated balance sheets as of December 31, 2003 and 2002 (Notes 3-j, 20 and 24), amounting to €519,620 thousand and €324,465 thousand, respectively, net of the related tax effect (which is estimated at €279,796 thousand and €174,712 thousand, respectively) and with a charge to the “Extraordinary Losses” caption in the accompanying 2003 and 2002 consolidated statements of income (Note 28), amounting to €410 thousand and €76,729 thousand, respectively. These transactions were authorized by the Shareholders’ Meeting of the Bank and by the Bank of Spain.

Argentina

The economic crisis showed in 2002, has affected to the solvency and liquidity situation of Argentinian entities. Until 2003, the Group kept the accounting policy, established in 2001, which consisted in canceling the theoretical accounting value of the Banco Frances Group in the consolidated balance sheet. When in 2003, the socioeconomic environment showed an improvement and the law environmental has showed a stability, the Group has decided to carry out a homogenization of the Banco Frances Group entities, showing the contribution to the Group statement of income and balance sheet as of December 31, 2004, according to the Bank of Spain Circular 4/91. In this homogenization process the Group has valued the assets according to the criterion established in that Circular, allocating the funds that the Group had constituted to cover the investment theoretical accounting value when it is necessary (Note 20). It has not been necessary to constitute additional funds.

BBVA Brasil Group

The 2002 consolidated financial statements included the contribution of the BBVA Brasil Group, although the effects of the sale had been recorded as of December 31, 2002 (Note 4). In the 2003 consolidated financial statements, the BBVA Group recorded the earnings generated by the BBVA Brasil Group through the actual date of sale as earnings generated companies accounted for by the equity method, and, accordingly, comparison with the earnings of 2002, shows significant decreases in most captions of the consolidated statement of income.

Depreciation of the Latin American currencies

The macroeconomic developments in 2002, 2003 and 2004 in most Latin-American countries affected, among other variables, their currencies, which experienced a sharp devaluation against the euro. This devaluation particularly affected the consolidated balance sheets as of December 31, 2004, 2003 and 2002, since the year-end exchange rates were used, and the 2002, 2003 and 2004 consolidated statements of income, since average exchange rates were applied (Note 3-b).

(3)	ACCOUNTING PRINCIPLES APPLIED

The accounting principles and valuation standards applied in preparing the consolidated financial statements were as follows:

a) Accrual principle-

Revenues and expenses are recorded on an accrual basis for accounting purposes and the interest method is applied for transactions whose settlement periods exceed twelve months. However, in accordance with the principle of prudence and with Bank of Spain regulations, the interest earned on nonperforming loans, including interest subject to country risk in countries classified as “very doubtful”, “doubtful” or “experiencing temporary difficulties”, is not recognized until it is collected.

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

Assets, liabilities and futures transactions

Assets and liabilities in foreign currencies, including those of branches and subsidiaries abroad, and unmatured foreign currency purchases and sales arranged for hedging purposes have been translated to euros at the average year-end exchange rates in the Spanish spot foreign exchange market (through the exchange rate of the U.S. dollar in local markets, for currencies not traded on the Spanish market), except for:

•	The reserves of subsidiaries and the long-term investments in securities denominated in foreign currencies but funded in euros or in a currency other than that of the investment, which have been translated at historical exchange rates.

•	The revenue and expense accounts of the subsidiaries abroad, which have been translated at the average exchange rates in each year.

•	The unmatured forward foreign currency purchases and sales arranged for purposes other than hedging are valued at the year-end exchange rates in the Spanish forward foreign exchange market, which are published by the Bank of Spain for this purpose.

The equivalent euro value of the assets and liabilities denominated in foreign currencies was, as of December 31, 2004, €90,357 million, and €100,237 million, respectively, (€88,470 million and €95,497 million, respectively as of December 31, 2003 and €102,210 million and €107,367 million, respectively, as of December 31, 2002).

Exchange differences

The exchange differences arising from application of the above-mentioned translation methods are recorded as follows:

•	Exchange losses and gains in consolidation are recorded under the “Accumulated Losses at Consolidated Companies” and “Reserves at Consolidated Companies” captions, respectively, in the accompanying consolidated balance sheets, net of the portion of such losses and gains corresponding to minority interests (Notes 22 and 24).

•	The net amount of the other exchange differences is recorded in full under the “Market Operations” captions in the accompanying consolidated statements of income (Note 28), and the exchange differences on forward transactions are debited to the “Other Assets - Exchange Differences on Forward Transactions” caption or credited to the “Other Liabilities - Exchange Differences on Forward Transactions” caption in the accompanying consolidated balance sheets (Note 15).

Structural exchange positions

The Group’s general policy is to finance investments in foreign subsidiaries and capital assigned to branches abroad in the same currency as that of the investment, in order to eliminate any future risk of exchange differences arising from these transactions. However, the investments in countries whose currencies do not have a market enabling the Bank to obtain financing that is unlimited, lasting and stable at long term are financed in another currency. In 2002, 2003 and 2004 most of the financing was provided in euros.

Exchange differences arising from financing in currencies other than the euro and the investment currency, net of the amount hedged by specific derivative transactions, are charged or credited to Group income, whereas those relating to investments are recorded under the “Reserves at Consolidated Companies - Translation Differences” caption in the accompanying consolidated balance sheets. Based on this principle, €482 thousand was charged to the “Market Operations” caption in the accompanying consolidated statement of income (€2,796 thousand and €32,699 thousand, respectively, were credited to the “Market Operations” caption in the accompanying 2003 and 2002 consolidated statements of income) (Note 28-b).

However, since the end of 2002, the exchange risk associated with most of the investments made in Mexico and Chile has been hedged by derivative transactions, and the variations are recorded as adjustments to the “Reserves at Consolidated Companies – Translation Differences” caption in the accompanying consolidated balance sheets.

Inflation

Certain subsidiaries (located in Mexico, Uruguay, Chile, Bolivia, Peru, and, through March 2003, Argentina) are subject to local regulations on adjustments for inflation, and, accordingly, record charges and credits in their statements of income to protect their net worth from the theoretical decline in value arising from inflation. These accounting entries are recorded under the “Extraordinary Income” and “Extraordinary Losses” captions in the accompanying consolidated statements of income (Note 28-g). The detail of the net amount of these items is as follows:

	Thousands of Euros
	2004	2003	2002
Extraordinary income
Mexico	—	—	20,454
Argentina (*)	—	—	38,456
Peru	—	—	—

	—	—	58,910

Extraordinary losses
Mexico	(19,999)	(36,509)	—
Argentina	—	(820)	—
Peru	(7,852)	(3,620)	(3,703)
Chile	(7,868)	(3,655)	(9,293)
Uruguay	(2,344)	(12,007)	(41,483)

	(38,063)	(56,611)	(54,479)

	(38,063)	(56,611)	4,431

(*)	Accounting for inflation was abolished on March 1, 2003.

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

The loan loss provisions were determined on the basis of the following criteria:

1.	Specific provisions: on an individual basis, as stipulated by Bank of Spain Circular 4/1991. The balance of the specific loan loss provision is increased by provisions from period income and decreased by chargeoffs of debts deemed to be uncollectible or which have been nonperforming for more than three years (six years in the case of mortgage transactions with full coverage) and, if appropriate, by recoveries of the amounts previously provided for (Note 8).

2.

General-purpose provision: in accordance with Bank of Spain regulations, an additional general-purpose provision, representing 1% of loans, fixed-income securities, contingent liabilities and nonperforming assets without mandatory coverage (0.5% in the case of certain mortgage transactions with full coverage), is set up to cover risks not specifically identified as problematic at the present time. The balance of the general-purpose loan loss provision is increased by provisions recorded with a charge to income and is decreased when the risk assets making up the calculation basis diminish with respect to the previous period and provisions are released (Note 8).

3.	Provision for the statistical coverage of loan losses: from July 1, 2000, the Group is required to record a provision for the statistical coverage of the unrealized loan losses on the various homogeneous loan portfolios, by charging each quarter to the “Net Loan Loss Provisions” caption in the accompanying consolidated statements of income, the positive difference resulting from subtracting the specific net charges for loan losses recorded in the quarter from one-fourth of the statistical estimate of the overall unrealized loan losses on the various homogeneous loan portfolios (credit risk of each portfolio multiplied by the weighting coefficients established by Circular 4/1991 which range from 0% to 1.5%). If the resulting difference were negative, the amount would be credited to the consolidated statement of income with a charge to the provision recorded in this connection (to the extent of the available balance). The maximum amount of this provision is three times the sum of the amount of each credit risk category multiplied by its respective weighting coefficient (Note 8).

4.	Country-risk provision: this provision is recorded on the basis of each country’s degree of debt-servicing difficulty, per the classification and schedule established in Bank of Spain Circular 4/1991. (Note 8).

d) Government debt securities, debentures and other debt securities-

The securities comprising the Group’s fixed-income securities portfolio are classified as follows:

1)	Trading portfolio: which includes the listed securities held for the purpose of obtaining gains at short term taking advantage of market price fluctuations. The securities in the trading portfolio are stated at market price at year-end. The differences arising from valuation variations (except for those arising from accrued interest) are recorded at their net amount under the “Market Operations” caption in the accompanying consolidated statements of income (Note 28-b).

2)	Held-to-maturity portfolio: which includes the securities which the Group has decided to hold until final maturity, since it has the financial capacity to do so, or has appropriate hedging of the value of these investments against interest rate fluctuations. Securities allocated to the held-to-maturity portfolio are carried at acquisition cost adjusted by the amount resulting from accrual by the interest method of the positive or negative difference between the redemption value and the acquisition cost over the term to maturity of the security. The gains or losses on disposal of debt securities classified in this portfolio are recorded as extraordinary income/losses in the consolidated statement of income and, if gains are obtained, a specific provision is recorded for the amount thereof. This provision is released on a straight-line basis over the term to maturity of the securities sold. No fixed-income securities classified in this portfolio were sold in 2004, 2003 or 2002.

3)	Available-for-sale portfolio: which includes all other securities not classified in either of the two portfolios described above. The debt securities in the available-for-sale portfolio are individually stated at acquisition cost, adjusted by the accrued amount of the difference between acquisition cost and redemption value.

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

The writedown of the listed fixed-income portfolio is charged to asset accrual accounts, which are presented together with the securities written down under the appropriate consolidated balance sheet captions, or to income in the case of permanent losses. As of December 31, 2004 and 2003, the balance of these accounts amounted to €81,356 thousand and €69,687 thousand, respectively (Note 9). As of December 31, 2002, these accrual accounts had no balance.

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

Other equity securities are recorded in the consolidated balance sheets at the lower of cost, revalued where appropriate, or market. The market value of these securities was determined as follows:

•	Listed securities: lower of average market price in the fourth quarter or year-end closing price.

•	Unlisted securities: underlying book value of the holding per the latest available balance sheet, after taking into account the income projections for coming years and other unrealized gains which were used in determining the acquisition cost and persisted at year-end.

The difference between acquisition cost and the amount calculated as indicated in the preceding paragraph, which may be offset by the annual increase in the underlying book values of the investee over a maximum period of twenty years, need not be written down.

The securities revaluation reserve is recorded to recognize the unrealized losses arising from application of the aforementioned methods, and is presented as a reduction of the balances of the “Common Stocks and Other Equity Securities” and “Investments in Non-Group Companies” captions on the asset side of the accompanying consolidated balance sheets (Notes 2-f, 10 and 11). This reserve is recorded with a charge to the “Market Operations” caption in the accompanying consolidated statements of income (Note 28).

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

This caption also includes incorporation and preopening expenses, expenses of increase in capital carried out at the Bank and subsidiaries and the unamortized expenses of bond and other financial instrument issuances. These expenses are amortized in a maximum period of five years, except for the financial instrument issuance expenses, which are amortized over the life of each issue.

g) Consolidation goodwill and negative consolidation difference-

The positive differences between the acquisition cost of shares of subsidiaries or companies accounted for by the equity method (Note 2-c) and their underlying book value are recorded as goodwill, if they cannot be classified as additions to the value of specific assets of the acquired companies.

As this goodwill is deemed to persist, it is amortized on a straight-line basis from the acquisition date over the period during which it is considered that the underlying investments will contribute to obtaining income for the Group. The maximum amortization period is 20 years. In 2002 the group wrote off in full the goodwill resulting from its holdings in companies located in certain Latin-American countries, mainly BBVA Banco Continental, S.A., AFP Horizonte, S.A. (Perú), BBVA Colombia, S.A., BBVA Horizonte Pensiones y Cesantías, S.A. (Colombia) and BBVA Uruguay, S.A.. In 2004, following the acquisition of the percentage owned by the minority shareholders of Grupo Financiero BBVA Bancomer, which is described in Note 4, the Group revised, prospectively from January 1, 2004, the period over which the finance companies located in Mexico will contribute to generating income for the Group and extended the goodwill amortization period from 10 to 20 years (Note 13).

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

Depreciation of the Property and equipment is generally provided at the following depreciation rates:

Annual Depreciation Rate
Buildings	1.33 to 4
Furniture	8 to 10
Fixtures	6 to 12
Office and automation equipment	8 to 25

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

The provisions recorded with a charge to the “Extraordinary Losses” caption in the accompanying consolidated statements of income are presented as a reduction of the balance of the “Property and Equipment—Other Property” caption in the accompanying consolidated balance sheets (Notes 14 and 28-g).

i) Treasury stock-

The balance of the “Treasury Stock” caption in the accompanying consolidated balance sheets as of December 31, 2004, 2003 and 2002, relates to shares of Banco Bilbao Vizcaya Argentaria, S.A. owned by the Bank and by consolidated subsidiaries (Note 23). These shares are reflected at cost, net, where appropriate, of the allowance recorded to write them down to the lower of consolidated underlying book value or market price.

In 2004 the aforementioned allowance was recorded with a charge to the “Reserves” caption, amounting €17,367 thousand, which represents a change in accounting method with respect to 2003 and 2002, when this allowance was recorded with a charge to the “Losses on Group Transactions” caption in the accompanying consolidated statements of income. In 2004, 2003 and 2002, gains or losses arising from the disposal of Bank shares are recorded under the “Income on Group Transactions” or “Losses on Group Transactions” captions respectively, in the accompanying consolidated statements of income.

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

The total Bank shares owned by the Bank and consolidated companies represented 0.0844%, 0.2343% and 0.3347% of the capital stock issued by the Bank as of December 31, 2004, 2003 and 2002 respectively. The subsidiaries not fully consolidable held 0.0032%, 0.0026% and 0.0061% of the Bank’s capital stock, as of those dates, respectively.

j) Pension commitments and other commitments to employees-

Pension commitments

•	In-house pension provisions

•	Companies in Spain

In 2004, 2003 and 2002 the Group offered certain employees the possibility of taking early retirement before the age stipulated in the current collective labor agreement. 1,372, 1,944 and 1,439 employees availed themselves of this offer in 2004, 2003 and 2002, respectively. The total cost of these agreements was €571,628 thousand, €799,826 thousand and €575,906 thousand in 2004, 2003 and 2002 (Notes 20). To meet this commitment, the related provisions were recorded, in accordance with Rule 13 of Bank of Spain Circular 4/1991 (Notes 2-g and 20).

The commitments to this employee group from their normal retirement age are included in the Employee Welfare System, as described below.

The early retirement payments payable, which include the present value of the compensation and indemnities payable to and of the future contributions to the external pension funds of the personnel who took early retirement in 2004 and prior years, through their normal retirement date, amounted to €2,577,559 thousand (€2,392,907 thousand and €1,942,975 thousand as of December 31, 2003 and 2002, respectively), net of the payments of €466,413 thousand made in 2004 (€429,168 thousand and €407,153 thousand in 2003 and 2002, respectively), and are included under the “Provisions for Contingencies and Expenses - Pension Provision” caption in the accompanying consolidated balance sheets.

In addition to the above, there are other internal pension provisions amounting to €2,837 thousand as of December 31, 2004 (€3,009 thousand and €949 thousand, as of December 31, 2003 and 2002, respectively), which are not subject to the externalization process.

•	Companies abroad

Certain Group entities abroad have pension and other commitments to their employees, the accrued liability of which amounted to €637,689 thousand, €598,539 thousand and €640,493 thousand as of December 31, 2004, 2003 and 2002, respectively, and is included under the “Provisions for Contingencies and Expenses—Pension Provision” caption in the accompanying consolidated balance sheets (Notes 20 and 2-g). €587,383 thousand, €552,556 thousand and €570,060 thousand of these amounts as of December 31, 2004, 2003 and 2002, respectively, related to provisions recorded by BBVA Bancomer, S.A., to cover accrued defined benefit pension commitments and long-service bonuses at the retirement date and to cover, from 2002, post-retirement occupational obligations regarding medical services. The shortfall for past services as of December 31, 2004, 2003 and 2002, resulting from the recording of the latter commitment amounted to €181,528 thousand, €171,854 thousand and €187,234 thousand (Note 15) and is amortized over the average remaining working life of the employee group. The actuarial studies to evaluate these commitments were performed on an individual basis and quantified using the projected unit credit method and the discount rates and mortality and disability rates authorized by the Mexican National Banking and Securities Commission. In 2004, 2003 and 2002, net charges of €44,821 thousand, €48,338 thousand and €32,016 thousand, respectively were made by BBVA Bancomer, S.A. in this connection and were recorded with a charge to the “General Administrative Expenses - Personnel Costs” caption in the accompanying consolidated statement of income.

•	External pension funds

Under the current collective labor agreement, Spanish banks are required to supplement the social security benefits received by employees or their beneficiary rightholders in the event of retirement (except for those hired after March 8, 1980), permanent disability, death of spouse or death of parent.

Since 2000, by virtue of the collective agreement on the Employee Welfare System dated November 14, 2000, all the commitments to serving and retired employees of the Group’s Spanish banks have been externalized and instrumented in external pension plans and insurance policies. This employee welfare system covers all employees, including those hired subsequent to March 8, 1980. The employee welfare system also includes the pension commitments and obligations to former directors of the Bank with executive functions, amounting to €79,883 thousand, €80,387 thousand and €80,477 thousand as of December 31, 2004, 2003 and 2002.

On December 29, 2003, a collective agreement was entered into whereby, inter alia, the defined-benefit retirement system applicable to certain Pension Plan groups is transformed into a new defined-contribution system. This agreement will came into force on January 1, 2004, and did not give rise to additional provisioning requirements for the Group.

The employee welfare system includes defined contribution commitments, the amounts of which are determined in each case as a percentage of certain compensation items and/or a preset annual amount, and defined benefit commitments that are covered by insurance policies. These latter commitments as of December 31, 2004, 2003 and 2002, were valued in accordance with the externalization contracts entered into by the Group’s Spanish banks and the insurance companies using PEM/F 2000 mortality tables (GRM/F 95 for the insurance policies between the external pension plans and the insurance companies) and discount rates lower than the internal rates of return on the investments assigned to cover them.

The status of the commitments covered by external pension plans as of December 31, 2004, 2003 and 2002, is as follows:

	Thousands of Euros
	2004	2003	2002
Pension commitments to retired employees (*)
External pension funds	481,455	429,036	400,122
Insurance contracts (mathematical reserves)
With insurance companies related to the Group	1,518,983	1,548,077	1,469,260
With unrelated insurance companies	577,971	629,533	662,613

	2,578,409	2,606,646	2,531,995
Possible commitments to serving employees
External pension funds
Employees with full coverage of accrued and unaccrued possible commitments (*)	131,861	470,266	487,056
Other employees (**)	1,752,539	1,358,415	1,252,123

	1,884,400	1,828,681	1,739,179
Insurance contracts with insurance companies (mathematical reserves) in the Group (***)	180,456	163,679	145,622

	2,064,856	1,992,360	1,884,801

	4,643,265	4,599,006	4,416,796

(*)	Commitments instrumented in defined benefit systems.

(**)	Commitments instrumented in defined contribution systems.

(***)	Commitments of which as of December 31, 2004, €130,628 thousand are instrumented in defined benefit systems (€135,900 thousand in 2003) and €49,828 thousand in defined contribution systems (€27,779 thousand in 2003).

•	Differences in the pension fund-

The externalization process, in which new valuation assumptions were used, disclosed differences which represent the discounted present value of the contributions yet to be made to the external pension funds for possible pension commitments as of December 31, 2000. These amounts were calculated using discount rates of 3.15% for the insurance contracts and 5.64% for the external pension plans. The initial differences that arose were recorded with a charge to accrual accounts and are being amortized over a maximum period of fourteen years in the case of the external pension plans, and over nine years in the case of the insurance contracts, starting from 2000 in accordance with the stipulations of Bank of Spain Circular 5/2000 and as required by the transition regime established in current regulations. In turn, the initial differences were credited to the “Deposits” caption on the liability side of the accompanying consolidated balance sheets, reducing the balance for the payments made. For presentation purposes, the balances of these two items as of December 31, 2004, 2003 and 2002, are included at the net amount under the “Other Assets” caption in the consolidated balance sheets as of that date (Note 15).

The variations in 2004 in this connection were as follows:

	Thousands of Euros
	Pensions Commitments to Retired Employees	Possible Commitments to Serving Employees	Total
Other assets - Differences in the pension fund
Balance at January 1, 2004
External pension plan	—	486,128	486,128
Insurance contracts	82,911	43,385	126,296

	82,911	529,513	612,424
Amortization
External pension plan	—	(32,515)	(32,515)
Insurance contracts	16,093	17,971	34,064

	16,093	(14,544)	1,549

Other variations	(46,893)	—	(46,893)

Balance at December 31, 2004	52,111	514,969	567,080

Deposits – Deferred contributions
Balance at January 1, 2004	(98,681)	(44,600)	(143,281)

Add-
Interest cost allocable:	(1,452)	(1,053)	(2,505)
Less-
Payments made:	12,820	38,728	51,548
Reduction due to assignment of investments:	15,861	6,925	22,786

	28,681	45,653	74,334

Other variations	71,452	—	71,452

Balance at December 31, 2004	—	—	—

Net balance at December 31, 2004 (Note 15)	52,111	514,969	567,080

The variations in 2003 in this connection were as follows:

	Thousands of Euros
	Pensions Commitments to Retired Employees	Possible Commitments to Serving Employees	Total
Other assets - Differences in the pension fund
Balance at January 1, 2003
External pension plan	—	536,529	536,529
Insurance contracts	99,493	67,442	166,935

	99,493	603,971	703,464
Amortization
External pension plan	—	(50,401)	(50,401)
Insurance contracts	(16,582)	(8,678)	(25,260)

	(16,582)	(59,079)	(75,661)

Other variations	—	(15,379)	(15,379)

Balance at December 31, 2003	82,911	529,513	612,424

Deposits – Deferred contributions
Balance at January 1, 2003	(114,341)	(81,619)	(195,960)

Add-
Interest cost allocable:	(2,760)	(1,849)	(4,609)
Less-
Payments made:	14,944	9,106	24,050
Reduction due to assignment of investments:	3,476	1,798	5,274

	18,420	10,904	29,324

Other variations	—	27,964	27,964

Balance at December 31, 2003	(98,681)	(44,600)	(143,281)

Net balance at December 31, 2003 (Note 15)	(15,770)	484,913	469,143

•	Statement of income-

The charges recorded in 2004, 2003 and 2002 to cover the aforementioned commitments are summarized as follows:

	Thousands of Euros
	2004	2003	2002
Detail by item-
Allocable interest cost of deferred contributions	2,505	4,609	9,280
Expense of contributions made in the year by Spanish banks in the Group to external pension funds and insurance companies-
Accrued in the year	56,977	68,366	79,752
Extraordinary	(36,681)	97,462	87,342

	22,801	170,437	176,374
Expense of contributions made by other Group entities	9,445	10,135	13,805
Net charges by Spanish banks in the Group to in-house pension provisions	678,569	87,526	156,910
Net charges by other Group companies to in-house pension provisions	55,286	59,653	43,824

	766,101	327,751	390,913

Detail by account-
Financial expenses – Customer deposits	2,505	4,609	9,280
Financial expenses - Cost allocable to the recorded pension provision (Notes 20 and 28-b)	85,381	69,893	60,041
General administrative expenses – Personnel costs-
Net charges to in-house pension provisions (Notes 20 and 28-c)	45,555	56,420	39,067
Contributions to external pension funds (Note 28-c)	66,422	78,501	93,557
Extraordinary losses-
Net extraordinary charges to in-house pension provisions (Note 20)	7,090	2,240	3,345
Other losses	559,148	116,088	189,501
Extraordinary income-	—	—	(3,878)

	766,101	327,751	390,913

Other commitments to employees

All the employee stock option plans granted through 2000, except for the long-service bonuses, concluded in 2004 on expiration of the related right exercise date.

From 2001 to 2004 no new stock options were granted, except long-service bonuses in shares accrued by employees (to be settled when the employee completes 15, 25, 40 or 50 years’ service at Banco Bilbao Vizcaya Argentaria, S.A.).

The situation as regards performance on Long-service bonuses payable in shares to employees as of December 31, 2004, and the variations in 2004, 2003 and 2002 were as follows:

	Nº Shares at beginning of the year	Options Exercised on Maturity of the Plan	Options Exercised due to Early Retirements and Other (1)	Nº Shares at the end of the year	Expiration Date
2004	6,278,361	(305,100)	199,517	6,172,778	(1)
2003	6,646,957	(278,460)	(90,136)	6,278,361	(1)
2002	7,070,618	(383,040)	(40,621)	6,646,957	(1)

(1)	When employees complete 15, 25, 40, and 50 years’ service at Banco Bilbao Vizcaya Argentaria, S.A.

In March 1999, pursuant to a resolution adopted by the Bank’s Shareholders’ Meeting on February 27, 1999, 32,871,301 new shares were issued at a price of €2.14 per share, similar to the average reference price of the bonus commitments to Group employees at that date, which they were allocated to cover, which included the bonus commitments for the years 1995 through 1998 and a portion of the accrued commitment relating to long-service bonuses. These shares were subscribed and paid in full by a non-Group company and, simultaneously, the Bank acquired a call option on these shares which can be exercised on any date, at one or several times, prior to December 31, 2011, at an exercise price equal to the share issue price, adjusted on the basis of the antidilution clauses. On various occasions since 1999 the call option was partially exercised to meet commitments to Group employees, a total of 28,044,656 shares being purchased. Accordingly, as of December 31, 2004, the Bank still held an option on a total of 4,826,645 shares (8,192,942 and 12,490,232 shares as of December 31, 2003 and 2002, respectively), at a price of €2.09 per share, after adjustment of the issue price as a result of the reductions in the par value in July 1999 and April 2000.

Moreover, the other accrued long-service bonus commitments (1,346,133, 1,325,680 and 1,900,000 shares in 2004, 2003 and 2002, respectively) had been hedged in full with call options and other futures transactions (Note 3-m).

In 2003 an insurance policy was arranged for €570 thousand to cover the pension commitments to former nonexecutive directors. This amount was recorded under the “Personnel Costs” caption in the 2003 statement of income.

k) Severance costs-

Under current Spanish labor legislation, companies are required to pay severance to employees terminated without just cause. There is no labor force reduction plan which would make it necessary to record a provision in this connection. However, as required by Bank of Spain Circular 5/2000, the Group recorded in-house provisions, with a charge to the “Extraordinary Losses” caption in the accompanying 2004, 2003, and 2002 consolidated statements of income, to cover, in accordance with the schedule established in that Circular, the contractual severance payments for terminations or dismissals additional to those provided for by current legislation on a general basis. As of December 31, 2004, 2003 and 2002, these provisions amounted to €57,910 thousand, €37,458 thousand and €37,490 thousand, respectively, and were recorded under the “Provisions for Contingencies and Expenses - Pension Provision” caption in the accompanying consolidated balance sheets (Note 20).

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

As of December 31, 2004, 2003 and 2002, the Group had arranged share price risk and interest rate risk macrohedges consisting of securities listed on the main international stock markets and long-term deposit transactions, respectively. The security price macrohedges were valued at market price. The settlements relating to the interest rate macrohedge were recorded by the accrual method. These transactions are permanently subject to an integrated, prudent and consistent system of risk and earnings measurement, management and control enabling transactions to be monitored and identified. This system involves, for each macrohedge, the recording of provisions for credit, market and operational risk in accordance with banking practice for transactions of this type. As required by current legislation, each macrohedge transaction has been authorized by the Bank of Spain.

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

Nonhedging transactions, which are also known as trading transactions, are valued in accordance with Bank of Spain regulations, based on the market on which they are arranged:

•	Transactions arranged in organized markets are valued at market price in their respective markets and the gains or losses arising as a result of market price fluctuations are recorded in full in the consolidated statement of income.

•	Theoretical closings are performed at least every month of securities and interest rate futures transactions arranged outside organized markets, and provisions are recorded with a charge to income for the potential net losses, if any, in each risk category and currency arising from such valuations (Notes 20 and 26). The potential gains, which amounted to €6,761 thousand, €9,664 thousand and €1,137 thousand as of December 31, 2004, 2003 and 2002, respectively, are only recognized in the accompanying consolidated statements of income when effectively realized (Note 26). This procedure is also applied to currency options traded outside organized markets.

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

The Bank represented approximately 65.21% of the Group´s assets and 29.08% of pre-tax profits as of December 31, 2004 (63.94% and 49.5%, respectively, as of December 31, 2003 and 58.96% and 49.39%, respectively, as of December 31, 2002), after the related consolidation adjustments and eliminations.

Summarized below are the balance sheets of Banco Bilbao Vizcaya Argentaria, S.A. as of December 31, 2004, 2003 and 2002 and the statements of income for the years ended December 31, 2004, 2003 and 2002.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2004, 2003 AND 2002 (SUMMARIZED)

- Thousands of euros -

ASSETS	2004	2003	2002	LIABILITIES AND EQUITY	2004	2003	2002
CASH ON HAND AND DEPOSITS AT CENTRAL BANKS	3,529,186	2,359,883	1,671,111	DUE TO CREDIT INSTITUTIONS	60,345,111	53,929,332	47,029,366
GOVERNMENT DEBT SECURITIES	18,319,532	18,796,673	19,091,299	DEPOSITS	100,880,240	101,419,493	98,472,990
DUE FROM CREDIT INSTITUTIONS	19,067,414	19,562,686	19,662,904	MARKETABLE DEBT SECURITIES	26,628,649	13,630,214	8,714,150
TOTAL NET LENDING	126,263,379	110,880,263	100,687,471	OTHER LIABILITIES	11,266,115	9,539,682	7,381,866
DEBENTURES AND OTHER DEBT SECURITIES	25,844,671	24,416,412	17,131,192	ACCRUAL ACCOUNTS	1,860,366	1,654,299	3,768,498
COMMON STOCKS AND OTHER EQUITY SECURITIES	5,473,562	2,428,316	2,071,348	PROVISIONS FOR CONTINGENCIES AND EXPENSES	4,109,774	3,736,487	3,064,754
INVESTMENTS IN NON-GROUP COMPANIES	3,132,964	3,583,687	4,357,296	GENERAL RISK ALLOWANCE	—	—	—
INVESTMENTS IN GROUP COMPANIES	11,272,789	7,778,436	8,699,420	INCOME FOR THE YEAR	1,605,595	1,460,337	1,207,096
INTANGIBLE ASSETS	218,339	193,244	191,903	SUBORDINATED DEBT	11,229,927	10,442,327	9,735,824
PROPERTY AND EQUIPMENT	2,087,278	2,108,116	2,190,317	CAPITAL STOCK	1,661,518	1,565,968	1,565,968
TREASURY STOCK	8,500	56,071	97,555	ADDITIONAL PAID-IN CAPITAL	8,177,101	6,273,901	6,512,797
OTHER ASSETS	11,733,399	10,724,838	8,994,431	RESERVES	701,437	486,336	530,664
ACCRUAL ACCOUNTS	1,691,101	1,426,032	3,314,007	REVALUATION RESERVES	176,281	176,281	176,281

TOTAL ASSETS	228,642,114	204,314,657	188,160,254	TOTAL LIABILITIES AND EQUITY	228,642,114	204,314,657	188,160,254

MEMORANDUM ACCOUNTS	86,329,713	81,584,665	78,116,151

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (SUMMARIZED)

- Thousands of euros -

	(DEBIT) / CREDIT
	2004	2003	2002
FINANCIAL REVENUES	6,484,739	6,551,366	7,531,595
FINANCIAL EXPENSES	(3,712,911)	(3,602,152)	(4,627,304)
INCOME FROM EQUITIES PORTFOLIO	1,091,478	667,465	1,283,859

NET INTEREST INCOME	3,863,306	3,616,679	4,188,150
FEES COLLECTED	1,699,305	1,509,043	1,532,072
FEES PAID	(361,869)	(275,990)	(275,284)
MARKET OPERATIONS	388,339	366,454	362,923

GROSS OPERATING INCOME	5,589,081	5,216,186	5,807,861
OTHER OPERATING INCOME	3,004	2,127	14,673
GENERAL ADMINISTRATIVE EXPENSES	(2,707,390)	(2,675,825)	(2,625,233)
DEPRECIATION AND AMORTIZATION	(229,347)	(247,544)	(257,964)
OTHER OPERATING EXPENSES	(56,649)	(73,379)	(87,795)

NET OPERATING INCOME	2,598,699	2,221,565	2,851,542
NET LOAN LOSS PROVISIONS	(649,258)	(548,266)	(631,928)
NET SECURITIES WRITEDOWNS	(258,655)	(369,942)	(1,181,581)
NET CHARGE TO GENERAL RISK ALLOWANCE	—	—	—
EXTRAORDINARY INCOME	639,191	825,743	582,816
EXTRAORDINARY LOSSES	(596,019)	(366,754)	(389,544)

PRE-TAX PROFIT	1,733,958	1,762,346	1,231,305
CORPORATE INCOME TAX AND OTHER TAXES	(128,363)	(302,009)	(24,209)

NET INCOME (Note 5)	1,605,595	1,460,337	1,207,096

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 (SUMMARIZED)

- Thousands of euros -

APPLICATION OF FUNDS	2004	2003	2002	SOURCE OF FUNDS	2004	2003	2002
DIVIDENDS PAID	1,352,353	1,112,156	1,255,970	FROM OPERATIONS:
				Net income	1,605,595	1,460,337	1,207,096
				Add-
				Depreciation and amortization	337,205	344,338	329,335
				Net provision for asset writedown and other special provisions	1,649,639	1,182,798	2,404,260
				Losses on sales of investments and fixed assets	8,863	12,758	62,475
				Less-
CREDITORS	539,253	—	—	Gains on sales of investments and fixed assets	(464,672)	(668,477)	(390,505)

					3,136,630	2,331,754	3,612,661
				CAPITAL INCREASES	1,998,750	136,880	—
NET PURCHASE OF TREASURY STOCK	—	—	97,548	NET SALE OF TREASURY STOCK	47,571	41,484	—
SUBORDINATED DEBT	—	—	496,521	SUBORDINATED DEBT	787,600	706,503	—
FINANCING, NET OF INVESTMENT, AT BANK OF SPAIN AND CREDIT AND SAVINGS INSTITUTIONS	—	—	8,608,296	FINANCING, NET OF INVESTMENT, AT BANK OF SPAIN AND CREDIT AND SAVINGS INSTITUTIONS	5,809,135	6,267,516	—
TOTAL NET LENDING	16,120,091	10,756,330	1,802,746	DEPOSITS		2,946,503	1,857,260
DEBT SECURITIES	939,842	6,978,027	—	DEBT SECURITIES	—	—	5,656,629
SHORT-TERM EQUITY SECURITIES	2,727,181	324,153	62,550
MARKETABLE SECURITIES	—	—	—	MARKETABLE SECURITIES	12,998,435	4,916,064	2,640,330
ACQUISITION OF LONG-TERM INVESTMENTS—				SALE OF LONG-TERM INVESTMENTS-
Purchase of investments in Group and associated companies	12,032,950	5,474,267	6,311,401	Sale of investments in Group and associated companies	8,514,525	7,056,294	4,807,104
Additions to property and equipment and intangible assets	407,732	355,522	399,968	Sale of property and equipment	128,839	114,968	305,184

	12,440,682	5,829,789	6,711,369		8,643,364	7,171,262	5,112,288
				OTHER LIABILITY ITEMS LESS ASSET ITEMS	697,917	482,489	155,832

TOTAL FUNDS APPLIED	34,119,402	25,000,455	19,035,000	TOTAL FUNDS OBTAINED	34,119,402	25,000,455	19,035,000

The total assets and financial income of the most subsidiaries of the Group as of December 31, 2004, 2003 and 2002 are as follows:

		Thousands of Euros
	COUNTRY	2004		2003		2002
		Total Assets	Financial Income	Total Assets	Financial Income	Total Assets	Financial Income
BBVA Bancomer Group	Mexico	48,519,545	3,664,449	48,239,259	3,812,987	60,061,343	5,070,718
BBVA Chile Group	Chile	5,218,163	323,876	4,566,384	230,695	4,309,550	300,519
BBVA Puerto Rico	Puerto Rico	4,163,487	196,720	4,231,283	216,615	4,802,885	289,157
BBVA Banco Francés Group	Argentina	3,587,619	267,685	4,203,309	278,888	5,916,673	1,081,248
BBVA Banco Provincial Group	Venezuela	3,955,337	393,720	3,407,683	488,796	3,627,193	746,284
BBVA Banco Continental Group	Peru	3,186,946	174,526	2,936,889	171,985	3,510,614	204,232
BBVA Colombia Group	Colombia	2,410,519	220,777	1,923,646	176,967	1,907,398	227,215
BBV Brasil Group	Brazil	—	—	—	—	4,020,841	1,218,811

The subsidiaries fully consolidated as of December 31, 2004, 2003 and 2002 which, based on the information available, were more than 5% owned by non-Group shareholders, were as follows:

As of December 31, 2004:

•	Banc Internacional D’Andorra, S.A.

•	Holding Continental, S.A.

•	Banco Provincial, S.A.

•	Inversiones BanPro International Inc., N.V.

•	BBVA Horizonte Pensiones y Cesantías, S.A.

•	BBVA Chile, S.A.

•	Administradora Fondo Pensiones Provida, S.A.

•	Uno-e Bank, S.A.

•	BI-BM Gestio D’Actius, S.A.

•	BBVA & Partners Alternative Invest, A.V., S.A.

As of December 31, 2003:

•	Grupo Financiero BBVA Bancomer, S.A.

•	Banc Internacional D’Andorra, S.A.

•	Holding Continental, S.A.

•	Banco Provincial, S.A.

•	Inversiones BanPro International Inc., N.V.

•	BBVA Horizonte Pensiones y Cesantías, S.A.

•	BBVA Chile, S.A.

•	Administradora Fondo Pensiones Provida, S.A.

•	Uno-e Bank, S.A.

•	BI-BM Gestio D’Actius, S.A.

•	A.F.P. Crecer, S.A.

•	BBVA & Partners Alternative Invest, A.V., S.A.

As of December 31, 2002:

•	Grupo Financiero BBVA Bancomer, S.A.

•	Banc Internacional D’Andorra, S.A.

•	Holding Continental, S.A.

•	Banco Provincial, S.A.

•	PSA Finance Argentina Compañía Financiera, S.A.

•	Inversiones BanPro International Inc., N.V.

•	BBVA Horizonte Pensiones y Cesantías, S.A.

•	BBVA Chile, S.A.

•	Administradora Fondo Pensiones Provida, S.A.

•	Uno-e Bank, S.A.

•	BI-BM Gestio D’Actius, S.A.

•	A.F.P. Crecer, S.A.

•	BBVA & Partners Alternative Invest, A.V., S.A.

As of December 31, 2002, there were no Spanish or foreign credit institutions outside the Group with significant holdings in fully consolidated companies.

Based on the information available as of December 31, 2004 and 2003, foreign credit institutions outside the Group held significant investments in the following fully consolidated companies:

•	AFP Provida, a Bank of New York investee

The main changes in the consolidated Group and the situation as of December 31, 2004, were as follows:

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

As part of the placement of Grupo Financiero BBVA Bancomer S.A. de C.V. shares by the Government of Mexico in 2002, BBVA acquired approximately 276 million shares representing 3% of the entity’s capital stock for €240 million. Additionally, in November 2002 the Group acquired a further 2.5% holding in the capital stock of BBVA Bancomer for €175 million, thus raising the Bank’s ownership interest to 54.67% as of December 31, 2002. The increase in goodwill recorded in 2002 was €338 millon.

Lastly, in 2003 the Group made additional purchases of 4.76% of the capital stock of BBVA Bancomer for a total of €304 million, leaving the Bank’s holding at 59.43% as of December 31, 2003. The increase in goodwill recorded in 2003 was €161 millon (Note 13).

On March 20, 2004, the BBVA Group completed the tender offer on 40.6% of the capital stock of Grupo Financiero BBVA Bancomer, S.A. de C.V. The final number of shares presented in the offer and accepted by BBVA was 3,660,295,210, which represent 39.45% of the capital stock of the Mexican entity. Following the acquisition of these shares through the tender offer, the ownership interest held by BBVA in the capital of Grupo Financiero BBVA

Bancomer, S.A. de C.V. was 98.88%. Lastly, as of December 31, 2004, as a result of the purchase of shares subsisting in the market, BBVA’s holding in Grupo Financiero BBVA Bancomer, S.A. de C.V. increased to 99.70%. The increase in goodwill recorded in 2004 was €2,116.7 million (Note 13).

BBVA Banco Francés (Argentina)-

In December 1996, the Group acquired 30% of BBVA Banco Francés, S.A. (formerly Banco Francés Río de la Plata, S.A.) and took on its management. From that date through December 31, 2001, additional acquisitions were made to increase the Group’s holding in this entity to the 68.25% as of December 31, 2001. The total cost of this holding was US$ 1,179 million.

On May 30, 2002, BBVA Banco Francés reached an agreement with the Argentine authorities to increase capital, for which BBVA would contribute the subordinated marketable debentures of BBVA Banco Francés held by it amounting to US$ 130 million and a financial loan granted to BBVA Banco Francés amounting to US$ 79 million. The preemptive subscription period ended on December 26, 2002. In accordance with the issue terms, a total of 158.4 million new shares were issued, which increased the Bank’s capital stock to 368.1 million shares. The Group, as the majority shareholder, increased its ownership interest in the capital of BBVA Banco Francés, S.A. from 68.25% to 79.6% as a result of this capital increase. The resulting goodwill amounted to €34,786 thousand and was written off with a charge to the 2002 consolidated statement of income (Note 13).

As of December 31, 2003, the holding was 79.6%.

As of January 21, 2004, BBVA Banco Francés, S.A. presented the new formulation of the regularization and reorganization plan, which begun in 2002, requested by the authorities. The new plan considered, mainly, the sale of its subsidiary BBVA Banco Francés (Cayman) Ltd. to BBVA, S.A., carried out the last March 18, and the capitalization of a € 78 million loan granted by BBVA, S.A. to BBVA Banco Francés, S.A.

In compliance with the commitment thus assumed, on April 22, 2004, the Shareholders’ Meeting of BBVA Banco Francés. S.A. authorized a capital increase with a par value of ARP 385 million, which has been formally executed on October 2004. The Bank subscribed to, and paid, the capital increase carried out at BBVA Banco Frances, S.A. through the conversion into equity of a $78 million loan it had granted to this investee.

As of December 31, 2004, the holding was 76.1%.

Consolidar Group (Argentina)-

The Consolidar Group joined the Group in October 1997, when a 63.33% ownership interest was reached through BBVA Banco Francés.

As of December 31, 2002, 2003 and 2004, the Group held all the capital stock of Consolidar Administradora de Fondos de Jubilación y Pensiones (AFJP), S.A., Consolidar Cía de Seguros de Vida, S.A. and Consolidar Seguros de Retiro, S.A. (through Banco Francés, in percentages of between 53.89%, 65,96% and 66.67%, respectively).

Banco Bilbao Vizcaya Argentaria Puerto Rico, S.A.-

In July 1998 BBV Puerto Rico absorbed PonceBank, an entity with total assets of US$ 1,095 million, through a capital increase of US$ 166 million. Also in 1998, BBV Puerto Rico acquired the assets and liabilities of Chase Manhattan Bank in Puerto Rico for a disbursement of US$ 50 million.

In March 2000, Citibank’s automobile loan portfolio in Puerto Rico was acquired for a disbursement of US$ 31 million additional to the adjusted net value of the loans.

As of December 31, 2003 and 2004, the holding was 100%.

BBVA Group (Chile)-

In September 1998, the Group acquired a 44% holding in Banco BHIF, S.A., currently BBVA Chile, S.A., and assumed the management of the group headed by this Chilean financial institution. In 1999 additional shares were acquired, bringing the Group’s total holding in this entity to 53.3% as of December 31, 1999. In September 2000 the Group completed the contribution of the capital subscribed in September 1998, with an amount of US$ 108 million, which brought the Group’s holding to 62.6% as of December 2000. As of December 2002, 2003 and 2004, the Group’s holding in BBVA Chile, S.A. was 66.098%, 66.27% and 66.26%, respectively.

AFP Provida, S.A. (Chile)-

On July 1, 1999, the Group acquired a 41.17% holding in, and assumed the management of, Administradora de Fondos de Pensiones Provida, S.A. This acquisition was undertaken through the issue of 19,780,108 new shares resolved by the Special Shareholders’ Meeting on June 30, 1999. These new shares were exchanged for all the shares of the companies that owned the aforementioned holding in AFP Provida, S.A. (Corp Group Pensions Ltd. and Brookline Investment Ltd.). Also, the Group made further investments in AFP Provida, mainly through the majority subscription to a capital increase carried out by this company in October 1999, and open-market acquisitions in 2001 and 2000. The Group’s holding as of December 31, 2004, 2003 and 2002, to 64.32%.

BBVA Banco Provincial Group (Venezuela)-

In March 1997, the Group acquired 40% of the capital stock of Banco Provincial, S.A. and higher holdings in the other Provincial Group companies, thereby assuming management of the group. Additional acquisitions were made in subsequent years which raised the Bank’s holding in the Provincial Group to 55.53% 55.59% and 55.60% as of December 31, 2002, 2003 and 2004, respectively.

BBVA Banco Continental Group (Peru)-

In April 1995, the Group acquired a 75% holding in the capital stock of Banco Continental, S.A. through Holding Continental, S.A.

On November 26, 2002, BBVA, as the owner of 50% of the capital stock of the Peruvian company Holding Continental, S.A., subscribed to a capital increase at this entity amounting to US$ 10 million. This capital increase will be used to finance the tender offer to acquire the shares of Banco Continental which are not currently held by it (143,713,997 shares) at 1.59 soles per share. On November 27, 2002, Holding Continental, S.A. submitted this transaction to the Lima Stock Exchange and to the related National Companies and Securities Supervisory Commission. The tender offer resulted in the acquisition of 8.84% of the capital stock of Banco Continental. In 2002 Holding Continental and its subsidiaries held 91.51% of the aforementioned Bank. The holding in this company was increased to 92.01% and 92,04% in 2003 and 2004, respectively.

BBVA Colombia Group -

In August 1996, the Group acquired 40% of the common stock (equal to 35.1% of the total capital) of Banco Ganadero, S.A. (currently BBVA Colombia, S.A.). In 2000 this entity carried out a major financial restructuring and strengthening process which included a capital increase of approximately US$ 254 million, substantially all of which was subscribed by the Group. This capital increase, together with various additional acquisitions resulting in US$ 14 million of disbursements, raised the Group’s holding in BBVA Banco Ganadero, S.A. to 85.56% as of December 31, 2000. On January 23, 2001, the Bank’s Board of Directors resolved to launch a tender offer to purchase all the shares of BBVA Banco Ganadero, S.A. The tender offer took place on April 9, 2001, and gave rise to a disbursement of US$ 44.4 million and increased the Group’s holding in BBVA Banco Ganadero, S.A. to 95.36%. This percentage of ownership was maintained as of December 31, 2002. As of December 31, 2003 and 2004, the holding was 95.37%.

BBV Brasil Group-

In August 1998, the Group acquired control of Banco Excel Económico, S.A. (Banco Bilbao Vizcaya Argentaria Brasil, S.A.- BBV Brasil)

In 2002 the Group decided to reconsider the business model implemented in Brazil. As a result of the new approach, a strategic agreement was reached in that year with Banco Bradesco, S.A., which was executed on January 10, 2003. The main aspects of the agreement were as follows:

•	Integration of the banking and insurance business of BBVA in Brazil, carried on by BBV Brasil and its subsidiaries, into Banco Bradesco, S.A. through the transfer of all the shares of BBV Brasil owned by BBVA to Banco Bradesco, S.A.

•	As a consideration for the transfer of shares, BBVA will receive newly-issued common shares and preferred shares of Banco Bradesco, S.A. representing 4.44% of its capital stock and, additionally, will receive cash amounting to 1,864 million Brazilian reais.

Once the related “Due Diligence” reviews were completed and the necessary regulators’ approval had been obtained, the agreement was executed on June 9, 2003.

Variations in the Group in 2004-

The most noteworthy transactions in 2004, as of the date of publication of these notes to consolidated financial statements, were as follows:

•	On March 31, 2004 Finanzia Renting, S.A. was merged into BBVA Renting, S.A., effective for accounting purposes from January 1, 2004. These two companies were wholly-owned subsidiaries of BBVA.

•	On July 21, 2004 the deed was executed for the merger of Corporación Área Inmobiliaria, S.L. into BBVA Área Inmobiliaria, S.L. through the transfer en bloc of the assets and liabilities of the former to the latter, and the dissolution of the former. On this same date the deed was executed whereby BBVA Área Inmobiliaria, S.L. changed its corporate name to Anida Grupo Inmobiliario, S.L.

•	On September 20, 2004, an agreement was entered into for the acquisition of all the shares of Laredo National Bancshares Inc., a finance group in Texas (USA) for US$ 850 million. Effective validity of the agreement is conditional upon the prior obtainment of the administrative authorizations from the related regulatory bodies.

•	In September 2004 BBVA entered into an agreement to acquire all the shares of Hipotecaria Nacional de México, the leading Mexican mortgage bank. In January 2005 BBVA Bancomer has acquired all the shares of Hipotecaria Nacional de México, after obtained the related administrative authorizations, for US$ 356 million.

•	On October 8, 2004, the Group completed the purchase of all the shares of Valley Bank, an entity located in California, for US$ 16.7 million, which constitutes BBVA’s first commercial banking transaction in mainland USA.

•	On October 12, 2004, the Group sold the El Salvador welfare business comprising BBVA Crecer AFP and BBVA Seguros, S.A. – Seguros de Personas—in which BBVA had ownership interests of 62% and 51%, respectively, for US$ 42.8 million (€34.76 million), € 12,3 million the earnings generated.

Variations in the Group in 2003-

The most significant transactions in 2003 were as follows:

•	On January 13, 2003, the Group reached an agreement with Banco Bradesco, S.A. whereby the Group sold its banking subsidiary in Brazil and its Brazilian subsidiaries in exchange for 4.44% of its capital stock and cash amounting to 1,864 million Brazilian reais. Banco Bradesco, S.A. is accounted for by the equity method.

•	In 2003 the Group companies BBVA Privanza Banco, S.A. and BBVA Bolsa, S.A. were dissolved without liquidation and their assets and liabilities were transferred to Banco Bilbao Vizcaya Argentaria, S.A.

•	BBVA, S.A. and Terra Networks, S.A., holders of the 51% and 49% of the share capital of Uno-e Bank, S.A., respectively, in an Extraordinary general Shareholders´ Meeting held on April 23, 2003, unanimously approved an increase of capital in Uno-e Bank, S.A. to be wholly subscribed by Finanzia Banco de Crédito, S.A. (a wholly owned subsidiary of BBVA), through the contribution of its Consumer’s Lending Business. Finanzia Banco de Crédito, S.A. also held in the same day an Extraordinary General Shareholders´ Meeting approving the mentioned contribution and subscription of the increase of capital.

The above mentioned increase of capital integrates the Consumer’s Lending Business in Uno-e Bank, S.A. and as a result of the referred capital increase, BBVA Group and Terra hold stakes in Uno-e Bank S.A. share capital of 67% and 33%, respectively.

Variations in the Group in 2002-

The most noteworthy transactions in 2002 were as follows:

•	In 2002 Brunara, S.A., in which the Group has a 14.066% holding, was no longer fully consolidated and was accounted for by the equity method.

•	On January 25, 2002, the Group and Grupo Progreso announced the launch of BBVA Crecer AFP, a new pension fund manager for the Dominican Republic market. As of December 31, 2002, BBVA had a 70% holding in this company and Grupo Progreso had the remaining 30% holding. The total investment in 2002 was US$ 3.6 million.

•	The sale of all the shares held by BBVA Banco Francés, S.A. in BBVA Uruguay (60.88%) to BBVA for US$ 55 million was formally executed on May 14, 2002, after obtaining authorization from the Central Bank of Uruguay. As a result of this transaction, the BBVA Group’s ownership interest in BBVA Uruguay rose from 80.66% to 100%.

(5)	DISTRIBUTION OF INCOME

In 2004, the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. resolved to pay the shareholders three interim dividends out of 2004 income, amounting to a total of €0.30 gross per share. The aggregate amount of the interim dividends declared as of December 31, 2004, net of the amount collected and to be collected by the consolidable Group companies, was €1,015,192 thousand and is recorded under the “Other Assets” caption in the related consolidated balance sheet (Note 15). The last of the aforementioned interim dividends, amounts to €0.10 gross per share, paid to the shareholders on January 10, 2005, and was recorded under the “Other Liabilities – Payment Obligations” caption in the accompanying consolidated balance sheet as of December 31, 2004 (Note 15).

The projected 2004 accounting statements prepared by Banco Bilbao Vizcaya Argentaria, S.A. in accordance with legal requirements, disclosing the existence of sufficient liquidity for distribution of the interim dividends, were as follows:

	Thousands of Euros
	05-31-2004	08-31-2004	11-30-2004
	First	Second	Third
Interim dividend-
Income at each of the stated dates, after the provision for corporate income tax	916,980	1,273,143	1,543,454
Less-
Interim dividends distributed	—	(339,085)	(678,170)

Maximum amount of possible distribution	916,980	934,058	865,284

Proposed amount of interim dividend	339,085	339,085	339,086

The Bank’s Board of Directors will propose to the Shareholders’ Meeting that a final dividend of €0,142 per share be paid out of 2004 income. Based on the number of shares representing the capital stock as of December 31, 2004 (Note 23), the final dividend would amount to €481,501 thousand and income would be distributed as follows:

Thousands of Euros
2004 net income (Note 4)	1,605,595

Allocation to:
Dividends (Note 2-d)
- Interim dividend	1,017,256
- Final dividend	481,501
Voluntary reserves	87,728
Legal reserves	19,110

(6)	GOVERNMENT DEBT SECURITIES

The balances of this caption in the accompanying consolidated balance sheets are made up as follows:

	Thousands of Euros
	2004		2003		2002
	Book Value	Market Value	Book Value	Market Value	Book Value	Market Value
Fixed-income portfolio:
Held-to-maturity portfolio-
Listed government debt securities	940,672	1,051,216	613,946	652,625	1,880,783	1,983,010

Available-for-sale portfolio-
Treasury bills	—	—	601,300	601,101	1,145,563	1,146,566
Other listed book-entry debt securities	10,917,797	11,174,084	12,092,631	12,275,181	9,243,858	9,538,272
Other listed securities	19,335	19,335	21,562	21,651	24,784	27,219

	10,937,132	11,193,419	12,715,493	12,897,933	10,414,205	10,712,057
Less-
Securities revaluation reserve (Note 2-f)	—	—	—	—	(34)	—

	11,877,804	12,244,635	12,715,493	12,897,933	10,414,171	10,712,057

Trading portfolio-
Treasury bills	4,036,566	4,036,566	4,804,191	4,804,191	4,697,945	4,697,945
Other book-entry debt securities	2,455,882	2,455,882	811,373	811,373	2,774,877	2,774,877

	6,492,448	6,492,448	5,615,564	5,615,564	7,472,822	7,472,822

	18,370,252	18,737,083	18,945,003	19,166,122	19,767,776	20,167,889

There were no securities transferred from the trading portfolio to the available-for-sale portfolio at market prices in 2004.

In 2004, 2003 and 2002, securities amounting to €23,198 thousand, €717,080 thousand and €1,811,502 thousand, respectively, were transferred from the trading portfolio to the available-for-sale portfolio at market prices.

The acquisition cost of securities assigned to the trading portfolio amounted to €6,475,644 thousand, €5,610,704 thousand and €7,378,856 thousand as of December 31, 2004, 2003 and 2002, respectively.

The variations in 2004 y 2003 in the balance of this caption in the accompanying consolidated balance sheets were as follows:

Thousands of Euros
Balance at year-end 2002	19,767,776

Purchases	58,753,072
Sales	(52,778,298)
Redemptions	(6,753,702)
Other	(43,845)

Balance at year-end 2003	18,945,003

Purchases	39,247,861
Sales	(39,493,275)
Redemptions	(327,839)
Other	(1,498)

Balance at year-end 2004	18,370,252

The average annual interest rate on Treasury bills in 2004 was 2,04% (2.11% and 2.82% in 2003 and 2002, respectively). As of December 31, 2004, 2003 and 2002, €3,267,781 thousand, €5,282,381 thousand and €5,991,369 thousand, respectively, of these assets and of those acquired under resale agreement from credit institutions (Note 7) and from customers (Note 8) had been sold under repurchase agreement by the Group to other financial intermediaries (Note 17) and to customers (Note 18).

The nominal interest rates on listed government debt securities ranged from 10.05% to 1.62% at 2004 year end (from 10.15% to 3.20% at 2003 year end and from 10.9% to 3.25% at 2002 year end). As of December 31, 2004, 2003 and 2002, €16,644,967 thousand, €17,980,643 thousand and €15,185,661 thousand (effective amount) respectively of these securities and of those acquired under resale agreement from credit institutions (Note 7) and from customers (Note 8) had been sold under repurchase agreement by the Group to the Bank of Spain and other financial intermediaries (Note 17) and to customers (Note 18).

The breakdown of this caption of the accompanying consolidated Balance Sheet, by maturity, as of December 31, 2004, 2003 and 2002, disregarding the securities revaluation reserve, is as follows:

	Thousands of Euros
	Up to 3 Months	3 Months to 1 Year	1 to 5 Years	Over 5 Years
Balances at December 31, 2004-
Fixed-income portfolio:
Held-to-maturity portfolio	—	—	173,224	767,448
Available-for-sale portfolio	1,554,366	1,010,990	7,578,415	793,361
Trading portfolio	277,618	2,693,845	2,393,457	1,127,528

	1,831,984	3,704,835	10,145,096	2,688,337

Balances at December 31, 2003-
Fixed-income portfolio:
Held-to-maturity portfolio	—	—	—	613,946
Available-for-sale portfolio	15,775	1,652,458	9,367,609	1,679,651
Trading portfolio	773,089	2,860,267	1,571,849	410,359

	788,864	4,512,725	10,939,458	2,703,956

Balances at December 31, 2002-
Fixed-income portfolio:
Held-to-maturity portfolio	—	1,264,802	—	615,981
Available-for-sale portfolio	1,492,066	2,478,865	4,926,042	1,517,232
Trading portfolio	520,045	3,018,011	2,423,940	1,510,826

	2,012,111	6,761,678	7,349,982	3,644,039

(7)	DUE FROM CREDIT INSTITUTIONS

The breakdown of the balances of this caption in the accompanying consolidated balance sheets, by currency and type, is as follows:

	Thousands of Euros
	2004	2003	2002
By currency:
In euros	6,759,569	9,002,257	6,752,842
In foreign currencies	9,416,086	11,904,872	14,723,437

	16,175,655	20,907,129	21,476,279

By type:
Current accounts-
Current accounts	396,718	237,564	348,420
Other accounts	341,229	406,423	1,029,288

	737,947	643,987	1,377,708
Other-
Deposits at credit and financial institutions	9,034,822	8,462,098	11,169,447
Assets acquired under resale agreement (Notes 6, 8, 17 and 18)	5,990,495	10,659,685	8,301,701
Other accounts	444,251	1,312,599	750,210

	15,469,568	20,434,382	20,221,358
Less-
Loan loss provisions (Notes 2-f, 3-c and 8)	(3,362)	(5,582)	(5,439)
Country-risk provisions (Notes 2-f, 3-c and 8)	(28,498)	(165,658)	(117,348)

	16,175,655	20,907,129	21,476,279

As of December 31, 2004, 2003 and 2002, the foregoing “Country-Risk Provisions” account included €25,249 thousand, €162,321 thousand and €93,322 thousand, respectively, relating to provisions recorded to cover intercompany country-risk positions at credit institutions (Notes 2-c and 3-c).

The detail, by maturity, of the balances of the “Due from Credit Institutions—Other” caption (except for “Other Accounts”) in the accompanying consolidated balance sheets, disregarding the loan loss and country risk provisions, and the average interest rates for each year are as follows:

	Thousands of Euros				Average Interest Rate in the Year
	Up to 3 Months	3 Months to 1 Year	1 to 5 Years	Over 5 Years
Balances at December 31, 2004-
Deposits at credit and financial institutions	7,121,860	962,743	851,936	98,283	3.6%
Assets acquired under resale agreement	5,875,353	115,142	—	—	4.1%

	12,997,213	1,077,805	851,936	98,283

Balances at December 31, 2003-
Deposits at credit and financial institutions	7,118,241	863,375	356,845	123,637	4.9%
Assets acquired under resale agreement	10,576,517	83,168	—	—	4.6%

	17,694,758	946,543	356,845	123,637

Balances at December 31, 2002-
Deposits at credit and financial institutions	10,205,195	842,615	75,910	45,727	4.2%
Assets acquired under resale agreement	4,664,761	1,623,713	2,013,134	93	6.6%

	14,869,956	2,466,328	2,089,044	45,820

(8)	TOTAL NET LENDING

The detail, by currency and borrower sector, of the balances of this caption in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
	2004	2003	2002
By currency:
In euros	138,498,555	120,152,594	106,589,553
In foreign currencies	31,749,885	28,674,680	34,725,459

	170,248,440	148,827,274	141,315,012

By sector:
Public sector	15,483,383	13,403,575	12,561,840
Agriculture	1,227,284	1,056,589	698,161
Industrial	12,758,526	11,991,104	11,970,286
Real estate and construction	19,259,975	14,823,377	13,651,669
Trade and finance	13,513,243	12,742,051	9,336,199
Loans to individuals	52,827,055	44,159,656	38,514,900
Lease	4,840,070	4,159,904	3,216,394
Other	13,003,876	13,332,683	12,923,030

Total resident borrowers	132,913,412	115,668,939	102,872,479

Non-resident sector	41,702,077	37,601,874	43,540,228

Europe	10,345,650	8,266,581	7,453,873
USA	3,043,899	3,126,236	772,262
Latin America	27,194,961	25,070,254	31,335,166
Other countries	1,117,567	1,138,803	3,978,927
Less-
Loan loss provisions (Notes 2-f and 3-c)	(4,265,464)	(4,001,896)	(4,771,009)
Country-risk provisions (Notes 2-f and 3-c)	(101,585)	(441,643)	(326,686)

	170,248,440	148,827,274	141,315,012

The detail, by maturity, loan type and status, of this caption in the accompanying consolidated balance sheets, disregarding the balance of the “Loan Loss Provisions” and “Country-Risk Provisions” accounts in the foregoing detail, is as follows:

	Thousands of Euros
	2004	2003	2002
By maturity:
Up to 3 months	36,435,254	35,213,097	39,559,494
3 months to 1 year	28,636,588	27,869,528	22,308,438
1 to 5 years	45,260,743	37,875,262	37,365,648
Over 5 years	64,282,904	52,312,926	47,179,127

	174,615,489	153,270,813	146,412,707

By loan type and status:
Commercial bills	12,258,966	9,649,948	9,326,491
Financial bills	48,540	34,261	29,154
Secured loans	77,323,459	64,008,734	57,590,451
Assets acquired under resale agreement (Notes 6, 7, 17 and 18)	961,797	1,826,238	318,107
Other term loans	69,650,565	64,335,445	66,332,030
Demand and other loans	6,778,033	5,969,772	5,303,066
Financial leases	5,774,579	4,773,894	4,040,129
Nonperforming loans	1,819,550	2,672,521	3,473,279

	174,615,489	153,270,813	146,412,707

The variations in 2004, 2003 and 2002 in the balance of the “Nonperforming Loans” caption included under this heading in the accompanying consolidated balance sheets were as follows:

	Thousand of Euros
	2004	2003	2002
Beginning balance	2,672,521	3,473,279	2,675,032

Additions	1,922,928	2,394,975	4,275,505
Recoveries	(1,548,012)	(1,632,605)	(1,773,530)
Transfers to bad debts	(723,780)	(1,252,221)	(889,913)
Exchange differences and other	(504,107)	(310,907)	(813,815)

Ending balance	1,819,550	2,672,521	3,473,279

As of December 31, 2004, 2003 and 2002, the face amount of the assets, basically loans and credits pledged as security for own and third-party obligations, amounted to €24,253,873 thousand, €17,367,909 thousand and €18,190,848 thousand, respectively, and related basically to the pledge of certain assets as security for financing facilities with the Bank of Spain (Note 17) and to a portion of the assets assigned to mortgage bond issues, which pursuant to the Mortgage Market Law are admitted as security for obligations to third parties.

As of December 31, 2004, 2003 and 2002, there were no loans to customers without fixed maturity dates.

As of December 31, 2004, 2003 and 2002, €3,990,531 thousand, €2,586,891 thousand and €2,910,899 thousand, respectively, of loans were transferred to securitization funds.

Assets under financial lease contracts are reflected in the “Financial Leases” account in the foregoing detail at the principal amount of the unmatured lease payments, plus the residual value applicable for purchase option purposes, excluding financial charges and VAT.

As of December 31, 2004, 2003 and 2002, the outstanding amounts of the loans granted to employees and customers for the acquisition of shares of Banco Bilbao Vizcaya Argentaria, S.A. were €12,139 thousand, €13,269 thousand and €17,286 thousand, respectively.

The advances and loans granted to Bank directors as of December 31, 2004, 2003 and 2002, totaled €128 thousand, €261 thousand and €1,099 thousand, respectively, and earned annual interest between 4% and 5%. As of December 31, 2004, 2003 and 2002, no guarantees had been provided for them.

The variations in 2004, 2003 and 2002 in the overall balance of the “Loan Loss Provisions” and “Country-Risk Provisions” accounts in the above detail and of the provisions allocated to credit institutions (Note 7) and to fixed-income securities (Note 9) were as follows:

	Thousands of Euros
	2004	2003	2002
Beginning balance	4,735,885	5,345,883	6,320,008

Net charge for the year:
Nonperforming loan provision	1,407,531	1,401,414	1,889,927
Country-risk provision (Note 2-c)	3,784	258,762	286,195
Reversals	(426,433)	(317,130)	(433,964)

	984,882	1,343,046	1,742,158
Variations in the consolidable Group (Note 4)	1,095	(75,389)	(1,861)
Transfer to loan writeoffs	(738,701)	(1,062,758)	(1,333,611)
Transfer to foreclosed asset provisions (Note 14)	(5,596)	(11,410)	(8,156)
Other variations:
Exchange differences	(111,416)	(710,514)	(1,441,192)
Transfer to provision for off-balance-sheet risks (Note 20)	(21,226)	62,275	(86,278)
Other	(338,975)	(155,248)	154,815

Ending balance	4,505,948	4,735,885	5,345,883

The €202,071 thousand, €227,179 thousand and €207,677 thousand of written-off loans recovered in 2004, 2003 and 2002, respectively are presented net of the balances of the “Net Loan Loss Provisions” caption in the accompanying consolidated statements of income. This caption also includes the write offs of loans classified as bad debts, which amounted to €147,916 thousand, €161,079 thousand and €208,857 thousand in 2004, 2003 and 2002, respectively.

The detail of the total risk exposure as of December 31, 2004, 2003 and 2002, to third parties outside the Group in countries experiencing differing degrees of debt-servicing difficulty (country-risk) and of the provisions recorded for coverage thereof, which are included in the loan loss provisions (Note 3-c), is as follows:

	Thousands of Euros
	2004	2003	2002
Country-risk	377,821	926,700	1,046,687
Provision recorded (*)	113,462	613,140	482,719
Percentage of coverage	30.0%	66.2%	46.1%

(*)	€111,355 thousand, €447,443 thousand and €353,264 thousand of these amounts as of December 31, 2004, 2003 and 2002, respectively, were recorded in the “Country-Risk Provision” account. The remaining amounts were recorded in the “Specific Risk Provision” account.

The country-risk amount as of December 31, 2004, 2003 and 2002, does not include assets for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, nontransfer, nonconvertibility and, if appropriate, war and political violence. The sum insured as of December 31, 2004, 2003 and 2002, amounted to US$ 153 million, US$ 466 million and US$ 584 million, respectively (approximately €113 million, €369 million, €557 million, respectively).

Also, pursuant to current Bank of Spain regulations, the provision for off-balance-sheet risk losses, recorded under the “Provisions for Contingencies and Expenses - Other Provisions” caption (Notes 2-f and 20) on the liability side of the accompanying consolidated balance sheets amounted to €230,496 thousand, €209,270 thousand and €271,545 thousand, respectively, as of December 31, 2004, 2003 and 2002.

(9)	DEBENTURES AND OTHER DEBT SECURITIES

The breakdown, by currency, issuer sector, listing status and type, of the balances of this caption in the accompanying consolidated balance sheets, is as follows:

	Thousands of Euros
	2004	2003	2002
By currency:
In euros	26,068,096	24,201,930	18,785,929
In foreign currencies	26,520,433	28,734,036	30,347,250

	52,588,529	52,935,966	49,133,179

By type:
Held-to-maturity portfolio	2,339,935	510,709	522,077
Available-for-sale portfolio	29,242,854	32,410,725	28,914,106
Trading portfolio	21,005,740	20,014,532	19,696,996

	52,588,529	52,935,966	49,133,179

By sector:
Resident public sector	1,206,238	1,174,997	1,436,106
Resident credit institutions	1,039,891	457,427	258,027
Other resident sectors	2,106,221	2,481,168	2,441,327
Other non-resident sectors	48,424,574	49,017,438	45,125,706
Europe	21,770,040	20,670,609	14,629,779
USA	3,965,968	5,161,076	2,905,029
Latin America	22,025,091	22,324,498	26,765,261
Other countries	663,475	861,255	825,637
Less-
Securities revaluation reserve (Note 2-f)	(81,356)	(73,958)	(2,586)
Loan loss and country-risk provisions (Notes 2-f, 3-c and 8)	(107,039)	(121,106)	(125,401)

	52,588,529	52,935,966	49,133,179

By listing status:
Listed	46,627,828	46,264,545	37,955,161
Unlisted	5,960,701	6,671,421	11,178,018

	52,588,529	52,935,966	49,133,179

The breakdown, by maturity, of the balance of the fixed-income portfolio classified as available-for-sale and held-to-maturity in the accompanying consolidated balance sheets in 2004 and 2003, disregarding the “Securities Revaluation Reserve” and the “Loan Loss and Country-Risk Provisions” accounts is as follows:

	Thousands of Euros
	Up to 1 Year	1 to 5 Years	Over 5 Years
Balances at December 31, 2004-
Fixed-income portfolio:
Held-to-maturity portfolio	217,719	1,242,520	879,696
Available-for-sale portfolio	6,581,177	7,407,237	15,442,835

	6,798,896	8,649,757	16,322,531

Balances at December 31, 2003-
Fixed-income portfolio:
Held-to-maturity portfolio	10,361	442,771	57,577
Available-for-sale portfolio	3,352,499	15,337,545	13,915,745

	3,362,860	15,780,316	13,973,322

Balances at December 31, 2002-
Fixed-income portfolio:
Held-to-maturity portfolio	10,355	432,307	79,415
Available-for-sale portfolio	4,224,678	10,960,229	13,729,199

	4,235,033	11,392,536	13,808,614

In 2004 securities in the trading portfolio amounting to €1,492,895 thousand (€893,242 thousand and €1,054,336 thousand in 2003 and 2002, respectively) were transferred to the available-for-sale portfolio at market prices.

The acquisition cost of the securities assigned to the trading portfolio was €20,937,948 thousand as of December 31, 2004 (€19,870,277 thousand and €19,598,881 thousand as of December 31, 2003 and 2002, respectively).

As of December 31, 2004, 2003 and 2002, the market value net of affected hedging operations of the debentures and other debt securities included in the available-for-sale portfolio amounted to €29,419,949 thousand, €32,590,300 thousand and €28,971,860 thousand, respectively.

The market value net of affected hedging operations of the securities assigned to the held-to-maturity portfolio amounted €2,395,803 thousand, €542,590 thousand and €561,760 thousand as of December 31, 2004, 2003 and 2021, respectively.

As of December 31, 2004, the face value of the securities which were securing financing lines assigned by the Bank of Spain and other central banks in the Group amounted to €11,091,984 thousand (€12,231,516 thousand and €7,091,312 thousand as of December 31, 2003 and 2002, respectively).

As of December 31, 2004, 2003 and 2002, a portion of the debt securities on hand had been sold under repurchase agreement basically to private-sector depositors and is recorded under the “Deposits - Other Deposits” caption in the accompanying consolidated balance sheets (Note 18).

The balance of the “Available-for-Sale Portfolio - Other Nonresident Sectors” caption includes promissory notes issued by the Banking Fund for the Protection of Savings (FOBAPROA) in Mexico, now the Banking Institute for the Protection of Savings (IPAB). These promissory notes arose as part of the measures adopted by the Mexican government as a result of the banking crisis suffered due to the economic situation in Mexico at the end of 1994 and in 1995. Under certain regulations, the banks transferred to the Mexican government a portion of the loan portfolio with payment difficulties. These transactions were structured as a transfer of future rights to the flows generated by the loans. In exchange for these rights, the credit institutions received nontransferable FOBAPROA promissory notes of an amount equal to the net book value (net of the provisions) of the assets subject to the scheme. As of December 31, 2004, 2003 and 2002, these promissory notes amounted to €7,373,416 thousand, €9,030,338 thousand and €11,173,894 thousand, respectively. The promissory notes earn capitalizable interest and are payable through maturity in 2005. The interest on these promissory notes is recorded under the “Financial Revenues” caption in the accompanying consolidated statements of income. In accordance with the terms established in the agreements with FOBAPROA, Grupo Financiero BBVA Bancomer is responsible for 25% of the losses arising from the difference between the amount of the FOBAPROA promissory notes at the commencement of the transaction plus the accumulated accrued interest and the recoveries of the loans subject to the program. This contingency was written off.

On July 12, 2004, Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer, S.A. entered into an agreement with the Banking Institute for the Protection of Savings (IPAB) whereby the promissory notes issued by the Fund for the Protection of Savings (FOBAPROA) were exchanged for IPAB debentures.

This agreement envisaged the performance of management, identity of objective, existence and legitimacy (MEL) audits and the conclusion of the various legal proceedings between the parties. Also, BBVA Bancomer, S.A. agreed to acquire from FOBAPROA related receivables amounting to 3,264 million pesos, for which an allowance of 1,128 million mexican pesos was recorded.

The variations in 2004, 2003 and 2002 in the balances of this caption in the accompanying consolidated balance sheets, disregarding the “Securities Revaluation Reserve” and the “Loan Loss Provisions”, were as follows:

	Thousands of Euros
	2004	2003	2002
Beginning balance	53,131,030	49,261,166	61,908,106

Purchases	7,494,474,000	5,705,603,539	6,215,765,285
Sales and redemptions	(7,489,778,972)	(5,685,935,563)	(6,220,035,030)
Transfers and other	(5,049,134)	(15,798,112)	(8,377,195)

Ending balance	52,776,924	53,131,030	49,261,166

On the other hand, the variations in the balance of the “Securities Revaluation Reserve” account in 2004, 2003 and 2002 were as follows:

	Thousands of Euros
	2004	2003	2002
Beginning balance	73,958	2,586	3,396

Provisions with a charge to asset accrual accounts (Note 3-d)	19,318	69,687	—
Transfers and other	(11,920)	1,685	(810)

Ending balance	81,356	73,958	2,586

(10)	COMMON STOCKS AND OTHER EQUITY SECURITIES

This caption in the accompanying consolidated balance sheets includes the shares of companies generally less than 20% owned (less than 3% if listed), and units in mutual funds. The detail of the balances of this caption, by currency and listing status, is as follows:

	Thousands of Euros
	2004	2003	2002
By currency:
In euros	4,900,026	2,390,882	1,986,299
In foreign currencies	1,365,478	701,182	1,021,193

	6,265,504	3,092,064	3,007,492

By type:
Available-for-sale portfolio	3,336,847	1,062,650	2,075,564
Trading portfolio	2,928,657	2,029,414	931,928

	6,265,504	3,092,064	3,007,492

By listing status:
Listed	5,555,164	2,541,383	2,447,460
Unlisted	771,296	622,334	800,758
Less-
Securities revaluation reserve (Notes 2-f and 3-e)	(60,956)	(71,653)	(240,726)

	6,265,504	3,092,064	3,007,492

The variations in 2004, 2003 and 2002 in the balances of this caption in the accompanying consolidated balance sheets, disregarding the securities revaluation reserve, were as follows:

	Thousands of Euros
	2004	2003	2002
Beginning balance	3,163,717	3,248,218	3,827,354

Purchases	19,691,791	12,093,943	16,582,585
Sales	(17,006,071)	(12,082,488)	(16,336,109)
Other	477,023	(95,956)	(825,612)

Ending balance	6,326,460	3,163,717	3,248,218

Exhibit IV lists the Group’s direct or indirect acquisitions of holdings in companies, the percentages of ownership acquired net of subsequent sales, and the notification dates thereof, in compliance with the provisions of Article 86 of the Corporations Law and Article 53 of Securities Market Law 24/1988.

As of December 31, 2004, 2003 and 2002, the market value of the shares and other equity securities included under this caption exceeded their book value by €108,985 thousand, €104,680 thousand and €125,789 thousand, respectively.

The acquisition cost of the securities assigned to the trading portfolio amounted to €2,767,834 thousand, €1,943,149 thousand and €942,194 thousand as of December 31, 2004, 2003 and 2002, respectively.

The variations in the balances of the “Securities Revaluation Reserve” account in 2004, 2003 and 2002 were as follows:

	Thousands of Euros
	2004	2003	2002
Beginning balance	71,653	240,726	153,655

Net charge for the year	(12,671)	(33,252)	161,794
Amount used	(52,612)	(136,187)	(62,143)
Transfer and other	54,586	366	(12,580)

Ending balance	60,956	71,653	240,726

(11)	INVESTMENTS IN NON-GROUP COMPANIES

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

The detail of the balances of this caption in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
	2004	2003	2002
By currency:
In euros	5,009,818	5,333,309	5,891,886
In foreign currencies	292,553	259,915	132,289

	5,302,371	5,593,224	6,024,175

By listing status:
Listed	4,972,038	5,172,770	5,614,439
Unlisted	330,033	420,492	409,818
Less-
Securities revaluation reserve (Notes 2-f and 3-e)	—	(38)	(82)

	5,302,371	5,593,224	6,024,175

By type of investment:
Long-term investments	4,364,874	4,619,803	4,921,149
Other investments in associated companies	937,497	973,421	1,103,026

	5,302,371	5,593,224	6,024,175

€986,518 thousand, €889,243 thousand and €1,024,136 thousand of the foregoing balances as of December 31, 2004, 2003 and 2002, respectively, related to investments in credit institutions, basically Banca Nazionale del Lavoro, S.p.A. and Banco Bradesco, S.A., in 2004, Banca Nazionale del Lavoro, S.p.A., Banco Bradesco, S.A. and Banco Atlántico, S.A. in 2003 and Banca Nazionale del Lavoro, S.p.A., Credit Lyonnais, S.A., Banco Atlántico, S.A. and Wafabank, S.A. in 2002.

Exhibit II lists the main associated companies, showing the percentages of direct and indirect ownership, the book values of these investments and other relevant information.

The variations in the balances of this caption in the accompanying 2004, 2003 and 2002 consolidated balance sheets, disregarding the securities revaluation reserve, were as follows:

	Thousands of Euros
	2004	2003	2002
Beginning balance	5,593,262	6,024,257	6,643,726

Capital increase and purchases	3,691,937	2,128,197	1,707,627
Sales	(3,975,382)	(2,440,890)	(1,824,169)
First-time consolidation differences (Note 13), transfers (Note 12) and other	(7,446)	(118,302)	(502,927)

Year-end balance	5,302,371	5,593,262	6,024,257

The most notable transactions in 2004, 2003 and 2002 were as follows:

Investments-

2004

•	During 2004 sales and purchases of Iberdrola shares were made, the result of which was a 0.107% increase in the Group’s holding. €100.3 million were disbursed in the purchases, whereas the sales gave rise to a gain of €28.41 million.

•	In June 2004 a 50% holding was acquired in Las Pedrazas Golf, S.L. for €16 million.

•	In May 2004 a 40% holding was acquired in Gestenar, S.L. for a total investment of €7.7 million.

•	In March and April 2004, €4.4 million have been disbursed for the acquisition of a 50% holding in Montealmenara Golf, S.L.

•	In March 2004 a 0.121% ownership interest in Banco Nazionale del Lavoro, S.P.A. was acquired. Subsequently, in June, a further 0.113% was purchased. The total amount disbursed in the two acquisitions was €9.9 million.

2003

•	In March 2003 Desarrollo Inmobiliario de Lanzarote, S.A. was incorporated, in which BBVA acquired a holding of 40.8% for €4.4 million.

•	In May a 35% holding in the capital stock of Telefónica Data de Colombia, S.A. was acquired for €4.1 million.

•	In June 2003, 4.44% of Banco Bradesco, S.A. was acquired as part of the sale of BBVA Brasil and Subsidiaries to this entity (Note 4). During November and December, an additional 0.56% of Banco Bradesco was acquired by BBVA Brasil, raising the BBVA Group’s ownership interest to 5% as of December 31, 2003.

•	In June 2003 Inensur Brunete, S.L. was formed, in which BBVA acquired a holding of 50% for €9.6 million.

•	In 2003 further holdings representing 0.176% of the capital stock of Gas Natural, S.A. were acquired for €12.7 million, raising the BBVA Group’s ownership interest to 3.241%.

2002

•	In 2002 further shares representing 0.202% of the capital stock of Gas Natural, S.A. were acquired for €16 million, raising the BBVA Group’s ownership interest to 3.065%.

•	During 2002 several purchases and sales took place giving rise to a 0.164% increase in the Group’s holding in Telefónica de España, S.A. The sales gave rise to a gain of €8 million.

Divestments-

2004

•	In January 2004, the Group sold 2.2 % of the capital stock of Gas Natural, S.D.G. Using as reference the price of the transaction performed on that date, €70 million of the related consolidation goodwill were amortized early in the 2003 financial statements (Note 13).

•	In March 2004 the Group sold its 24.373% holding in Banco Atlántico, S.A. at the price established by Banco Sabadell, S.A. in the tender offer launched by it on all the shares of Banco Atlántico, S.A. This sale gave rise to a gain of €217.7 million for the BBVA Group.

•	In March 2004 the Group sold its 50% holding in Hilo Direct Seguros y Reaseguros, S.A. at a gain of €26 million, which represented the whole participation. This sale gave rise to a gain of €26 million for the BBVA Group.

•	In June 2004 the Group sold its 5.006% holding in Acerinox, S.A., giving rise to a gain of €34.6 million, which represented the whole participation. This sale gave rise to a gain of €34.6 million for the BBVA Group.

•	In December 2004 the Group sold 3% holding in Gamesa, S.A., giving rise to a gain of €53.1 million, which represented the whole participation.

•	Also, the Group exercised the sale option on its 33.333% holding in Grubarges Inversión Hotelera, S.L., and recognized a gain of €26.3 million on this sale.

•	In the first half of 2004, 0.604% of Repsol YPF, S.A. was sold, giving rise to a loss of €6.5 million.

•	On September 6, 2004, the Group sold its 17.189% holding in Vidrala, S.A., giving rise to a gain of €19.3 million.

•	During 2004 several purchases and sales took place in the Group’s holding in Telefónica de España, S.A. without any variation in the percentage as of December 31,2003. The sales gave rise to a gain of €141.7 million.

2003

•	In March 2003 25% of Metrovacesa Residencial, S.A. was sold, giving rise to a gain of €2.1 million on the transaction.

•	In June 2003 the tender offer on the shares of Credit Lyonnais launched by Credit Agricole, S.A. and SACAM Development in December 2002 was performed, giving rise to a gain of approximately €342 million for the Bank’s 3.37% holding in this company.

•	In July 2003 the Group sold 3% of Gamesa, giving rise to a gain of €29.9 million.

•	In July 2003 the entire holding in the capital stock of Terra Networks (1.40%) was sold, giving rise to a gain of €1.88 million.

•	In September 2003 20% of Soc. Adm. P.C. Porvenir was sold, giving rise to a gain of €12.78 million.

•	In the last quarter of 2003, 2.465% of the capital stock of Repsol-YPF was sold, giving rise to loss of €73.3 million.

•	In December 2003 the Group sold its 50% holding in Lend Lease México, giving rise to a gain of €1.35 million.

•	In 2003 several purchases and sales took place the result of which was a reduction of 0.569% of the holding in Telefónica de España, S.A. The sales generated a gain of €220 million.

•	In 2003 several purchases and sales took place, the result of which was a reduction of 1.018% of the holding in Iberdrola. The sales generated a gain of €45.32 million.

•	The Group sold all of its 9.9% holding (641,825 shares) in the Moroccan bank Wafabank, S.A. to Omnium Nord Africain, S.A. The total sale price was 529,505,625 dirhams (approximately €48 million) and gave rise to a gain for the Bank of €3.5 million.

2002

•	In 2002 and as a result of certain corporate agreements, shares of Banca Nazionale del Lavoro (BNL) were purchased and sold with no variation in the percentage of ownership. Also, in the framework of these corporate agreements there was a dilutive effect which brought the percentage of ownership to 14.614%. These purchases and sales gave rise to a capital loss at the Group amounting to €15 million.

•	A 1.756% holding in Iberdrola, S.A. was sold in 2002, giving rise to a gain of €75 million

•	In the first quarter of 2002 the Group sold 3.823% of its holding in Metrovacesa, giving rise to gains of €14 million. In June 2002, BBVA and BAMI, S.A. Inmobiliaria de Construcciones y Terrenos agreed on the sale of 23.9% of the capital stock of Metrovacesa, S.A. for €545.4 million (€36.55 per share), which was formally executed once the authorization from the antitrust authorities was obtained. As a result of this sale, as of December 31, 2002, the BBVA Group had a 0.581% holding in Metrovacesa, S.A. and obtained a gain of approximately €361 million.

•	Shares representing 4.612% of the capital stock of Acesa Infraestructuras, S.A. were sold in 2002 for €171 million at a gain of €20 million.

•	In 2002 the Group sold a 7.641% holding in the capital stock of Acerinox, S.A. at a gain of €66 million.

The gains and losses obtained on the aforementioned transactions are recorded under the “Income on Group Transactions” and “Losses on Group Transactions” captions, respectively, in the accompanying 2004, 2003 and 2002 consolidated statements of income.

Exhibit IV lists the notifications by the Group in compliance with Article 86 of the Corporations Law and Article 53 of Securities Market Law 24/1988.

As of December 31, 2004 and 2003, the market price of the shares and other equity securities included in this caption of the accompanying consolidated balance sheets exceeded their net book value by approximately €2,090,674 thousand and €1,319,748 thousand, respectively, after taking into account the related goodwill, negative consolidation differences and hedges of certain holdings. As of December 31, 2002, the market price of the shares and other equity securities included in this caption of the accompanying consolidated balance sheets was lower than their net book value by approximately €159,496 thousand (Note 13).

The variations in the balances of the “Securities Revaluation Reserve” account in 2004, 2003 and 2002 were as follows:

	Thousands of Euros
	2004	2003	2002
Beginning balance	38	82	1,791

Charge for the year	—	—	—
Reversals	—	—	(3,366)
Transfer to common stocks and other equity securities	—	—	—
Other variations	(38)	(44)	1,657

Year-end balance	—	38	82

(12)	INVESTMENTS IN GROUP COMPANIES

This caption in the accompanying consolidated balance sheets reflects the investments in subsidiaries, which are generally owned in more than 50%, and were not fully consolidated because their business activities are not directly related with those of the Group.

The breakdown, by currency and listing status, of the balances of this caption in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
	2004	2003	2002
By currency:
In euros	761,381	795,806	779,876
In foreign currencies	290,520	259,063	259,812

	1,051,901	1,054,869	1,039,688

By listing status:
Listed	—	—	—
Unlisted	1,051,901	1,054,869	1,039,688

	1,051,901	1,054,869	1,039,688

Exhibit III presents relevant information about the companies comprising the balance of this caption in the accompanying consolidated balance sheets.

The variations in 2004, 2003 and 2002 in the balance of this caption in the accompanying consolidated balance sheets were as follows:

	Thousands of Euros
	2004	2003	2002
Beginning balance	1,054,869	1,039,688	1,114,144

Capital increases and purchases	45,056	131,324	75,332
Sales	(32,334)	(58,997)	(73,490)
Exchange differences	(22,510)	(37,972)	(95,400)
Transfers (Note 11) and other	6,820	(19,174)	19,102

Ending balance	1,051,901	1,054,869	1,039,688

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

In 2003 BBVA Desarrollos Inmobiliarios increased capital by €63 million.

In 1990, 1994 and 1995, tax assessments for 1986 to 1990 were issued to the nonconsolidable subsidiaries BBVA Seguros, S.A. (formerly Euroseguros, S.A.) and Senorte Vida y Pensiones, S.A. totaling €88,066 thousand of principal and €39,072 thousand of late-payment interest, plus €66,057 thousand of penalties, after adjustment pursuant to the revised General Tax Law. The companies filed pleadings and appeals against the assessments and several administrative decisions and court rulings were handed down in 1997 through 2000. As a result of application of the criteria set forth in these court rulings, some of which have been appealed against by the Group and by the Spanish tax authorities, the tax debts would be reduced to €50,677 thousand of principal and €19,851 thousand of interest. In order to file these appeals, the Bank provided guarantees totaling €97,876 thousand to the tax authorities. In 2003 further court rulings were handed down, which have been appealed against. However, the Bank’s directors and legal advisers consider that the possible effects of these rulings would not materially affect the accompanying consolidated financial statements and, additionally, in accordance with the accounting principle of prudence, adequate provisions have been recorded therefore.

(13)	CONSOLIDATION GOODWILL AND NEGATIVE CONSOLIDATION DIFFERENCE

The detail, by company, of the balances of the “Consolidation Goodwill” caption in the accompanying consolidated balance sheets as of December 31, 2004, 2003 and 2002, and of the variations there in 2004 and 2003, is as follows:

	Thousands of Euros
	Balance at 12/31/03	Additions (Notes 4 and 11)	Retirements (Notes 4 and 11)	Amortization (Note 3-g)	Exchange Differences and Other	Balance at 12/31/04
Fully or proportionally consolidated companies (Note 4)-
Grupo Financiero BBVA Bancomer, S.A. de C.V.	1,865,527	2,116,700	—	(213,423)	—	3,768,804
AFORE Bancomer	271,097	—	—	(20,207)	(1,297)	249,593
Próvida Group	163,201	—	—	(40,848)	—	122,353
BBVA Chile, S.A.	56,945	—	—	(10,571)	—	46,374
BBVA Puerto Rico, S.A.	36,457	—	—	(7,133)	(2,095)	27,229
Finanzia, Banco de Crédito, S.A.	5,162	—	—	(1,728)	—	3,434
BBVA (Portugal), S.A.	15,915	—	—	(3,120)	—	12,795
Banco de Crédito Local, S.A.	211,099	—	—	(29,808)	—	181,291
AFP Porvenir, S.A. (Dominican Republic)	11,386	—	(11,386)	—	—	—
BBVA Crecer AFP ( Dominican Republic)	181	8,147	—	(1,039)	(1,123)	6,166
Other companies	13,919	8,064	(761)	(3,034)	(376)	17,812

	2,650,889	2,132,911	(12,147)	(330,911)	(4,891)	4,435,851

Companies accounted for by the equity method (Note 11)-
Telefónica, S.A.	396,641	224,417	(72,696)	(35,380)	—	512,982
Repsol YPF, S.A.	75,499	—	(17,622)	(4,852)	—	53,025
Gas Natural, S.D.G.	113,381	—	(113,381)	—	—	—
Seguros Bancomer, S.A. de C.V.	136,679	—	—	(9,165)	(12,036)	115,478
Banca Nazionale del Lavoro, S.p.A.	250,460	—	(57,057)	(193,403)	—	—
Iberia, S.A.	33,231	—	—	(2,100)	—	31,131
Iberdrola, S.A.	33,475	43,696	(6,548)	(3,815)	—	66,808
Acerinox, S.A.	2,051	—	(1,981)	(70)	—	—
Pensiones Bancomer, S.A. de C.V.	7,777	—	—	(471)	(1,757)	5,549
Other companies	6,330	4,979	(1,979)	(1,525)	27	7,832

	1,055,524	273,092	(271,264)	(250,781)	(13,766)	792,805

	3,706,413	2,406,003	(283,411)	(581,692)	(18,657)	5,228,656

In 2004, Banca Nazionale del Lavoro, S.p.A. performed a net worth rebalancing process, which was authorized by the Italian authorities, and was instrumented, basically, in the form of a restatement of its balance sheet in local books and a necessary capital increase performed, among other reasons, to cover the impact the company expects as a result of the first-time application in 2005 of International Financial Reporting Standards. Additionally, this company has announced a downward revision of its earnings for 2004

As a result of the above, in 2004 the Group relieved form the accounts goodwill of Banca Nazionale del Lavoro, S.p.A. of €57,057 thousand, and amortized early the remaining goodwill amounting to €145,040 thousand, once the ordinary period amortization charge had been taken. Similarly, the Bank subscribed to the aforementioned capital increase, thus maintaining its ownership interest in the aforementioned company.

As indicated in Note 3-g, the Group extended the goodwill amortization period relating to the finance companies located in Mexico from 10 to 20 years. The effect of this extension of the amortization period was to reduce the charge to the accompanying 2004 consolidated statement of income by €243 million.

	Thousands of Euros
	Balance at 12/31/02	Additions (Notes 4 and 11)	Retirements (Notes 4 and 11)	Amortization (Note 3-g)	Exchange Differences and Other	Balance at 12/31/03
Fully or proportionally consolidated companies (Note 4)-
Grupo Financiero BBVA Bancomer, S.A. de C.V.	1,955,340	160,615	—	(250,428)	—	1,865,527
AFORE Bancomer	310,727	—	—	(39,398)	(232)	271,097
Provida Group	204,049	—	—	(40,848)	—	163,201
BBVA Chile, S.A.	66,840	1,043	(337)	(10,601)	—	56,945
BBVA Puerto Rico, S.A.	51,648	—	—	(8,655)	(6,536)	36,457
Finanzia, Banco de Crédito, S.A.	6,890	—	—	(1,728)	—	5,162
BBVA (Portugal), S.A.	19,035	—	—	(3,120)	—	15,915
Banco de Crédito Local, S.A.	240,907	—	—	(29,808)	—	211,099
AFP Porvenir, S.A. (Dominican Republic)	—	11,789	—	(410)	7	11,386
Other companies	16,109	9,749	(9,557)	(1,971)	(230)	14,100

	2,871,545	183,196	(9,894)	(386,967)	(6,991)	2,650,889

Companies accounted for by the equity method (Note 11)-
Telefónica, S.A.	438,046	129,431	(140,089)	(30,747)	—	396,641
Repsol YPF, S.A.	116,609	—	(33,479)	(7,631)	—	75,499
Gas Natural, S.D.G.	189,436	5,434	—	(81,489)	—	113,381
Seguros Bancomer, S.A. de C.V.	162,622	—	—	(18,946)	(6,997)	136,679
Banca Nazionale del Lavoro, S.p.A.	298,796	—	—	(48,336)	—	250,460
Crédit Lyonnais, S.A.	71,658	—	(67,288)	(4,370)	—	—
Iberia, S.A.	35,331	—	—	(2,100)	—	33,231
Iberdrola, S.A.	34,785	9,220	(8,150)	(2,380)	—	33,475
Acerinox, S.A.	2,219	—	—	(168)	—	2,051
Wafabank, S.A.	17,464	—	(15,001)	(2,463)	—	—
Pensiones Bancomer, S.A. de C.V.	10,506	—	—	(1,080)	(1,649)	7,777
Bradesco, S.A.	—	48,589	—	(48,589)	—	—
Other companies	8,329	2,965	(1,280)	(4,083)	399	6,330

	1,385,801	195,639	(265,287)	(252,382)	(8,247)	1,055,524

	4,257,346	378,835	(275,181)	(639,349)	(15,238)	3,706,413

€48,589 thousand of the amortization recorded in the 2003 consolidated statement of income (of which €34,719 thousand had been provisioned as of December 2002) relate to the early amortization of the consolidation goodwill of Banco Bradesco, S.A. (Note 4).

Also, €70,045 thousand of consolidation goodwill relating to Gas Natural, S.D.G. were amortized early (Note 11).

	Thousands of Euros
	Balance at 12/31/01	Additions (Notes 4 and 11)	Retirements (Notes 4 and 11)	Amortization (Note 3-g)	Exchange Differences and Other	Balance at 12/31/02
Fully or proportionally consolidated companies (Note 4)-
Grupo Financiero BBVA Bancomer, S.A. de C.V.	1,861,034	338,350	(8,379)	(235,659)	(6)	1,955,340
AFORE Bancomer	364,387	—	—	(40,139)	(13,521)	310,727
Provida Group	244,894	—	—	(40,848)	3	204,049
BBVA Chile, S.A.	74,988	2,574	(368)	(10,354)	—	66,840
BBVA Puerto Rico, S.A.	73,473	—	—	(9,085)	(12,740)	51,648
BBVA Horizonte Pensiones y Cesantías,
S.A. – Colombia	69,183	—	—	(64,960)	(4,223)	—
AFP Horizonte, S.A. – Peru	28,590	—	—	(28,490)	(100)	—
Midas Group (Portugal)	18,001	—	(15,459)	(2,542)	—	—
BBVA Banco Francés, S.A.	—	34,789	—	(34,789)	—	—
Finanzia, Banco de Crédito, S.A.	8,618	—	—	(1,728)	—	6,890
BBVA (Portugal), S.A.	4,700	15,459	(546)	(578)	—	19,035
Banco de Crédito Local, S.A.	270,715	—	—	(29,808)	—	240,907
BBVA Colombia, S.A.	4,429	19	—	(4,448)	—	—
Other companies	21,895	10,956	—	(16,466)	(276)	16,109

	3,044,907	402,147	(24,752)	(519,894)	(30,863)	2,871,545

Companies accounted for by the equity method (Note 11)-
Telefónica, S.A.	424,687	41,101	(4,149)	(23,593)	—	438,046
Repsol YPF, S.A.	124,289	—	—	(7,680)	—	116,609
Gas Natural, S.D.G.	191,753	8,681	—	(10,998)	—	189,436
Seguros Bancomer, S.A. de C.V.	195,659	—	—	(20,526)	(12,511)	162,622
Banca Nazionale del Lavoro, S.p.A.	338,026	29,853	(11,588)	(57,495)	—	298,796
Crédit Lyonnais, S.A.	77,391	4,531	—	(10,264)	—	71,658
Autopistas Concesionaria Española, S.A.	59,121	—	(56,856)	(2,265)	—	—
Iberia, S.A.	37,431	—	—	(2,100)	—	35,331
Iberdrola, S.A.	46,717	—	(9,954)	(1,978)	—	34,785
Acerinox, S.A.	22,808	—	(19,881)	(708)	—	2,219
Wafabank, S.A.	20,152	—	—	(2,688)	—	17,464
Pensiones Bancomer, S.A. de C.V.	14,748	—	—	(1,440)	(2,802)	10,506
Other companies	19,453	10,837	(3,566)	(17,541)	(854)	8,329

	1,572,235	95,003	(105,994)	(159,276)	(16,167)	1,385,801

	4,617,142	497,150	(130,746)	(679,170)	(47,030)	4,257,346

Per the information available, the estimated future revenues attributable to the Group from each of the investments generating goodwill in the remaining amortization period of this goodwill exceed the related unamortized balances as of December 31, 2004, 2003 and 2002.

The variations in 2004, 2003 and 2002 in the balances of the “Negative Consolidation Difference” caption in the accompanying consolidated balance sheets were as follows:

	Thousands of Euros
	2004	2003	2002
Beginning balance	38,172	47,554	42,744

Additions	2,166	1,507	12,269
Retirements	(3,640)	(10,349)	(7,459)

Ending balance	37,238	38,172	47,554

(14)	PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

Property and equipment-

The variations in 2004 and 2003 in property and equipment accounts in the accompanying consolidated balance sheets were as follows:

	Thousands of Euros
	Land and Buildings for Own Use	Other Property	Furniture, Fixtures and Other	TOTAL
Revalued cost-
Balances at 2002 year-and	2,741,589	1,185,060	5,103,337	9,029,986
Additions	23,593	151,328	305,999	480,920
Retirements	(71,658)	(236,418)	(477,636)	(785,712)
Transfers	299,473	(223,136)	(76,337)	—
Exchange difference and other	(110,693)	(330,184)	(363,736)	(804,613)

Balances at 2003 year-end	2,882,304	546,650	4,491,627	7,920,581

Additions	40,940	118,596	372,809	532,345
Retirements	(54,824)	(207,049)	(415,690)	(677,563)
Transfers	75	15,021	(15,096)	—
Exchange difference and other	(19,268)	(15,962)	(59,838)	(95,068)

Balances at 2004 year-end	2,849,227	457,256	4,373,812	7,680,295

Accumulated depreciation-
Balances at 2002 year-end	767,693	16,870	3,302,940	4,087,503
Additions	51,127	1,373	336,467	388,967
Retirements	(18,052)	(8,774)	(317,251)	(344,077)
Transfers	(41,036)	11,230	29,806	—
Exchange difference and other	(118,710)	2,805	(261,161)	(377,066)

Balances at 2003 year-end	641,022	23,504	3,090,801	3,755,327

Additions	47,071	4,372	309,376	360,819
Retirements	(16,411)	(13,790)	(345,606)	(375,807)
Transfers	(8,780)	7,892	888	—
Exchange difference and other	684	(143)	(50,045)	(49,504)

Balances at 2004 year-end	663,586	21,835	3,005,414	3,690,835

Provisions for property and equipment (Note 2-f)-
Balances at 2002 year-end	35,609	260,117	12,792	308,518
Additions	—	92,671	11,798	104,469
Retirements	(9,802)	(80,357)	(3,884)	(94,043)
Transfers	(21)	(754)	775	—
Transfers from loan loss provisions (Note 8)	—	11,410	—	11,410
Exchange difference and other	115,137	(69,548)	(927)	44,662

Balances at 2003 year-end	140,923	213,539	20,554	375,016

Additions	1,493	13,526	8,656	23,675
Retirements	(16,934)	(36,869)	(14,676)	(68,479)
Transfers	—	1,517	(1,517)	—
Transfers from loan loss provisions (Note 8)	—	5,596	—	5,596
Exchange difference and other	(110,826)	(18,119)	(80)	(129,025)

Balances at 2004 year-end	14,656	179,190	12,937	206,783

Property and equipment, net-
Balance at December 31, 2002	1,938,287	908,073	1,787,605	4,633,965

Balance at December 31, 2003	2,100,359	309,607	1,380,272	3,790,238

Balance at December 31, 2004	2,170,985	256,231	1,355,461	3,782,677

The net property and equipment provisions of €12,453 thousand, €86,340 thousand and €122,508 thousand charged to 2004, 2003 and 2002 income, respectively, to supplement the loan loss provisions transferred when loans were foreclosed (Note 8), are recorded under the “Extraordinary Losses - Net Special Provisions” caption in the accompanying consolidated statements of income (Notes 3-h and 28-g).

The gains and losses on property and equipment disposals amounted to €96,535 thousand and €20,571 thousand, respectively, in 2004 (€95,884 thousand and €51,636 thousand, respectively, in 2003 and €195,493 thousand and €99,712 thousand, respectively, in 2002), and are included under the “Extraordinary Income” and “Extraordinary Losses” captions in the accompanying consolidated statements of income (Note 28-g).

The net book value as of December 31, 2004, 2003 and 2002, of the property and equipment of foreign subsidiaries was €1,683,633 thousand, €1,659,530 thousand and €2,383,965 thousand, respectively. Also, the amount of leased assets on which the purchase option is expected to be exercised was not material as of December 31, 2004, 2003 and 2002.

Intangible assets-

The detail of the balance of intangible asset accounts as of December 31, 2004, 2003 and 2002, is as follows:

	Thousands of Euros			Average Amortization Period
	2004	2003	2002
Incorporation and preopening expenses	8,200	19,537	20,946	5
Computer software acquisition expenses	289,375	265,874	201,187	3
Other deferred charges	62,411	70,137	167,426	5
Other intangible assets	10,980	6,480	9,078	5

Total	370,966	362,028	398,637

The variations in 2004, 2003 and 2002 in intangible asset accounts were as follows:

Thousands of Euros
INTANGIBLE ASSETS
Balance at December 31, 2001	542,083
- Additions	248,120
- Period amortization	(253,164)
- Exchange differences and other	(138,402)

Balance at December 31, 2002	398,637

- Additions	247,575
- Period amortization	(187,315)
- Exchange differences and other	(96,869)

Balance at December 31, 2003	362,028

- Additions	648,849
- Period amortization	(272,789)
- Exchange differences and other	(367,122)

Balance at December 31, 2004	370,966

€180,565 thousand of computer software acquisition costs were amortized in 2004 (€66,583 thousand and €129,475 thousand in 2003 and 2002, respectively) with a charge to the “General Administrative Expenses - Other Administrative Expenses” caption in the consolidated statements of income.

€92,224 thousand, €120,732 thousand and €123,689 thousand of other expenses were amortized in 2004, 2003 and 2002, respectively, and were recorded under the “Depreciation and Amortization” caption in the accompanying consolidated statements of income.

(15)	OTHER ASSETS AND OTHER LIABILITIES

The detail of the balances of these captions in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
	2004	2003	2002
Other assets-
Taxes receivable (Notes 3-l and 25):
Prepaid income tax	3,047,521	2,688,983	2,911,123
Tax assets	670,439	1,209,833	1,717,407
Interim dividends (Notes 2-d and 5)	1,015,192	859,896	860,616
Checks drawn on credit institutions	589,937	671,356	761,381
Clearing house	456,998	422,755	369,066
Transactions in transit	24,675	13,376	20,182
Options acquired (Note 3-m)	962,592	740,696	665,438
Exchange differences on forward transactions (Note 3-b)	76,973	362,571	663,091
Items to be adjusted for hedging futures transactions (Note 3-m)	3,616,617	3,070,899	2,274,328
Financial transactions pending settlement	392,608	49,412	30,590
Differences in pension provision less deferred contributions of Group companies in Spain (Note 3-j)	567,080	469,143	507,504
Differences in pension provision of Group companies abroad (Note 3-j)	181,528	171,854	187,234
Other	3,071,465	2,440,706	1,330,920

	14,673,625	13,171,480	12,298,880

Other liabilities-
Tax collection accounts	2,246,368	1,937,736	2,089,075
Special accounts	708,642	794,407	862,618
Payment obligations (Note 5)	971,396	801,216	795,677
Options written (Note 3-m)	1,202,813	958,040	993,126
Transactions in transit	15,566	17,175	16,669
Items to be adjusted for hedging futures transactions (Note 3-m)	3,909,498	3,013,819	1,696,545
Deferred income tax (Notes 3-l and 25)	242,914	214,796	246,918
Financial transactions pending settlement	12,191	233,517	80,797
Other	2,446,143	2,793,808	2,954,480

	11,755,531	10,764,514	9,735,905

(16)	ACCRUAL ACCOUNTS

The detail of the balances of these asset and liability captions in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
	2004	2003	2002
Assets:
Prepaid interest on funds taken at a discount (Note 3-n)	263,441	290,992	308,603
Accrued interest earned on investments not taken at a Discount	1,941,437	1,904,578	3,313,166
Prepaid expenses	336,435	332,532	400,391
Deferred interest expenses	256,126	121,751	50,311
Other accruals	254,941	327,584	319,091

	3,052,380	2,977,437	4,391,562

Liabilities:
Unearned interest revenues on transactions taken at a discount (Note 3-n)	129,172	131,172	110,972
Accrued costs incurred on funds not taken at a discount	2,015,380	1,888,083	2,926,966
Accrued expenses	858,891	742,317	763,308
Other accruals	416,109	557,155	792,531

	3,419,552	3,318,727	4,593,777

(17)	DUE TO CREDIT INSTITUTIONS

The breakdown, by currency, type and customer residence sector, of the balances of this caption on the liability side of the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
	2004	2003	2002
By currency:
In euros	38,996,213	38,278,736	32,482,221
In foreign currencies	26,339,703	23,291,052	23,636,827

	65,335,916	61,569,788	56,119,048

By type:
Current accounts-
Current accounts	62,230	32,275	133,796
Other accounts	1,008,244	1,510,157	1,403,561

	1,070,474	1,542,432	1,537,357

Other-
Bank of Spain and other central banks:
Credit account drawdowns	11,150,701	13,792,525	7,827,204
Assets sold under repurchase agreement (Notes 6, 7 and 8)	4,703,921	7,131,686	2,020,801
Due to credit institutions:
Time deposits	30,396,611	26,462,007	26,983,251
Assets sold under repurchase agreement (Notes 6 and 7)	16,347,359	10,863,009	14,598,398
Security payables	1,331,501	1,463,227	2,600,588
Other accounts	335,349	314,902	551,449

	64,265,442	60,027,356	54,581,691

	65,335,916	61,569,788	56,119,048
By sector
Resident sector	32,212,171	33,237,280	22,692,790
Non-resident sector	33,123,745	28,332,508	33,426,258
Europe	15,685,900	11,078,197	13,104,189
United States	3,714,744	1,686,751	3,264,860
Latin America	8,861,311	11,725,080	11,183,869
Other countries	4,861,790	3,842,480	5,873,340

	65,335,916	61,569,788	56,119,048

As of December 31, 2004, 2003 and 2002, the Group had assets, mainly loans, credits and securities (Note 8) securing financing lines assigned by the Bank of Spain and other central banks. As of December, 2004, 2003 and 2002, the financing limit assigned to the Group was €13,932,391 thousand, €16,622,829 thousand and €11,653,181 thousand, respectively, of which it had drawn down €11,249,454 thousand, €13,981,458 thousand and €7,998,063 thousand, respectively.

The detail, by due date, of the balances of the “Due to Credit Institutions - Other” caption in the accompanying consolidated balance sheets, and of the average interest rates for each year, is as follows:

	Thousands of Euros				Average Interest Rate in the Year
	Up to 3 Months	3 Months to 1 Year	1 to 5 Years	Over 5 Years
Balances at December 31, 2004-
Bank of Spain and other central banks	15,399,383	57,998	236,994	160,247	2,0%
Due to credit institutions:
Time deposits	18,350,126	7,264,991	3,329,681	1,451,813	2,5%
Assets sold under repurchase agreement	15,285,872	797,189	264,298	—	3,3%
Security payables and other accounts	273,857	113,553	630,302	649,138	3,2%

	49,309,238	8,233,731	4,461,275	2,261,198

Balances at December 31, 2003-
Bank of Spain and other central banks	20,373,300	26,943	296,475	227,493	2.3%
Due to credit institutions:
Time deposits	16,418,886	3,803,228	4,654,245	1,585,650	3.0%
Assets sold under repurchase agreement	10,063,358	108,443	691,206	—	5.4%
Security payables and other accounts	81,101	237,582	938,257	521,189	3.7%

	46,936,645	4,176,196	6,580,183	2,334,332

Balances at December 31, 2002-
Bank of Spain and other central banks	9,848,005	—	—	—	4.0%
Due to credit institutions:
Time deposits	15,097,271	5,522,083	4,387,679	1,976,218	4.0%
Assets sold under repurchase agreement	13,879,667	670,678	48,053	—	5.0%
Security payables and other accounts	969,629	76,311	1,306,900	799,197	1.2%

	39,794,572	6,269,072	5,742,632	2,775,415

The detail, by type and customer country of residence, of this caption as of December 31, 2004, 2003 and 2002, is as follows:

	Demand	Time	Assets Sold with Repurchase Commitment	Total
2004:
Resident sector	7,001,338	16,906,452	8,304,381	32,212,171
Non-resident sector:
Europe	407,062	7,769,006	7,509,832	15,685,900
United States	62,626	3,050,107	602,011	3,714,744
Latin-America	97,127	4,129,128	4,635,056	8,861,311
Other	74,992	4,786,798	—	4,861,790

	641,807	19,735,039	12,746,899	33,123,745

Total	7,643,145	36,641,491	21,051,280	65,335,916

2003:
Resident sector	10,689,304	12,468,543	10,079,433	33,237,280
Non-resident sector:
Europe	1,149,918	8,233,250	1,695,029	11,078,197
United States	212,708	5,117,437	6,394,935	11,725,080
Latin-America	136,255	1,550,496	—	1,686,751
Other	158,032	3,684,448	—	3,842,480

	1,656,913	18,585,631	8,089,964	28,332,508

Total	12,346,217	31,054,174	18,169,397	61,569,788

2002:
Resident sector	6,174,267	9,656,445	6,862,078	22,692,790
Non-resident sector:
Europe	1,011,457	9,372,830	2,719,902	13,104,189
United States	585,166	2,178,033	501,661	3,264,860
Latin-America	2,165,945	2,482,366	6,535,558	11,183,869
Other	96,952	5,776,388	—	5,873,340

	3,859,520	19,809,617	9,757,121	33,426,258

Total	10,033,787	29,466,062	16,619,199	56,119,048

(18)	DEPOSITS

The breakdown, by currency and sector, of the balances of this caption in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
	2004	2003	2002
By currency:
In euros	84,430,211	84,686,645	83,469,150
In foreign currencies	60,620,646	56,362,262	63,091,215

	147,050,857	141,048,907	146,560,365

By sector:
Public sector	4,850,317	8,114,961	9,264,244

Other resident sectors-
Current accounts	39,676,222	37,018,177	35,508,915
Time deposits (Note 3-j)	19,531,744	17,465,890	16,943,643
Assets sold under repurchase agreement (Notes 6, 7, 8 and 9)	13,163,331	11,433,331	11,768,772

	77,221,614	74,032,359	73,485,574

Non-resident sector
Europe	11,937,071	10,914,154	10,375,037
United States	7,852,097	3,380,749	5,220,043
Latin America	44,864,729	44,673,444	51,662,008
Other countries	5,175,346	8,048,201	5,817,703

	69,829,243	67,016,548	73,074,791

	147,050,857	141,048,907	146,560,365

The detail, by due date, of the balances of the “Savings Accounts - Time” and “Other Deposits - Time” captions in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
	2004	2003	2002
Savings accounts - Time-
Up to 3 months	48,367,110	26,843,370	43,060,188
3 months to 1 year	8,192,683	10,288,636	7,841,440
1 to 5 years	2,884,206	17,367,542	5,338,418
Over 5 years	684,102	988,236	1,196,306

	60,128,101	55,487,784	57,436,352

Other deposits – Time-
Up to 3 months	17,267,005	20,180,434	24,762,519
3 months to 1 year	173,704	316,695	622,128
1 to 5 years	12,472	21,915	15,621
Over 5 years	15,930	17,108	—

	17,469,111	20,536,152	25,400,268

The detail, by type and customer country of residence, of this caption as of December 31, 2004, 2003 and 2002, is as follows:

	Thousands of Euros
	Demand	Savings Accounts	Time	Assets Sold with Repurchase Commitment	Other	Total
2004:
Resident sector	26,159,762	18,029,694	19,504,128	13,528,030	—	77,221,614
Non-resident sector:
Other European Countries	3,585,424	530,774	7,651,194	169,221	458	11,937,071
United States	648,652	468,762	6,734,521	156	6	7,852,097
Latin America	12,744,421	6,757,227	21,497,770	3,839,588	25,723	44,864,729
Other	197,842	43,044	4,934,403	—	57	5,175,346

	17,176,339	7,799,807	40,817,888	4,008,965	26,244	69,829,243

Total	43,336,102	25,829,501	60,322,016	17,536,995	26,244	147,050,857

2003:
Resident sector	26,830,621	17,567,303	13,818,180	15,816,226	29	74,032,359
Non-resident sector:
Other European Countries	1,293,638	37,822	9,471,164	90,974	20,556	10,914,154
United States	570,411	474,513	1,692,390	643,433	2	3,380,749
Latin America	12,010,725	6,237,289	22,541,658	3,838,970	44,802	44,673,444
Other	1,844	805	7,964,392	81,022	138	8,048,201

	13,876,618	6,750,429	41,669,604	4,654,399	65,498	67,016,548

Total	40,707,239	24,317,732	55,487,784	20,470,625	65,527	141,048,907

2002:
Resident sector	23,761,849	15,092,160	17,168,228	15,175,408	2,287,929	73,485,574
Non-resident sector:
Other European Countries	2,143,040	376,254	7,722,321	110,093	23,329	10,375,037
United States	639,256	543,490	4,035,634	1,663	—	5,220,043
Latin America	12,895,011	6,233,544	24,731,737	7,720,066	81,650	51,662,008
Other	2,030,937	8,204	3,778,432	129	1	5,817,703

	17,708,244	7,161,492	40,268,124	7,831,951	104,980	73,074,791

Total	41,470,093	22,253,652	57,436,352	23,007,359	2,392,909	146,560,365

(19)	MARKETABLE DEBT SECURITIES

The breakdown, by type of security and currency, of the balances of the “Marketable Debt Securities - Bonds and Debentures Outstanding” account in the accompanying consolidated balance sheets as of December 31, 2004, 2003 and 2002, is as follows:

	Thousands of Euros
	2004	2003	2002
In euros-
Nonconvertible floating rate bonds and debentures	13,372,198	11,081,919	6,877,013
Nonconvertible bonds and debentures at weighted fixed rate of 4.57% (*)	4,366,563	3,944,170	2,993,778
Convertible debentures	—	—	5,387
Mortgage bonds	18,858,194	11,359,758	8,416,727

	36,956,955	26,385,847	18,292,905

In foreign currencies-
Nonconvertible floating rate bonds and debentures	405,956	672,068	2,202,332
Nonconvertible bonds and debentures at weighted fixed rate of 3.85% (**)	388,705	819,367	1,538,140
Floating rate mortgage bonds	285,145	381,691	360,499

	1,079,806	1,873,126	4,100,971

	38,036,761	28,258,973	22,393,876

(*)	The interest rate refers to 2004, the equivalents in 2003 and 2002 were 4.71% and 5.27%, respectably.

(**)	The interest rate refers to 2004, the equivalents in 2003 and 2002 were 2.83% and 4%, respectably.

The “Mortgage Bonds” account includes various issues with an average weighted interest rate of 4.14%, 4.65% and 4.82% in 2004, 2003 and 2002, respectively, and the final maturity of the last of them is in 2022. The nominal amount outstanding and the interest on the mortgage bonds are guaranteed, without a registration requirement, by such mortgages as may, at any time, be registered in favor of the Bank (the issuer), without prejudice to its financial liability.

In 2003 and 2002, BBVA Global Finance Ltd. launched various issues amounting to €4,678,266 thousand and €5,080,695 thousand, respectively, within a medium-term foreign currency euro-bond program with a limit of €20,000 million (Note 21). These issues are denominated in euros, U.S. dollars, Japanese yens and various other currencies, have a fixed or variable yield based, in the latter case, on a floating annual return plus a variable issue or redemption premium dependent on certain factors.

The debt securities composing the balance of this caption as of December 31, 2004, are scheduled to mature (disregarding the possibility of the early redemption of certain issues) as follows:

Maturity	Thousands of Euros
2005	6,751,042
2006	4,297,720
2007	3,559,491
2008	2,706,925
2009	7,287,411
Subsequent years	13,434,172

38,036,761

Following is a breakdown, by due date and currency, of the balance of “Promissory Notes and Other Securities” in the accompanying consolidated balance sheets:

	Thousands of Euros
	2004	2003	2002
By due date:
Up to 3 months	4,207,048	4,085,117	4,103,111
3 months to 1 year	2,013,393	2,038,437	1,018,879
1 to 5 years	69,506	125	7,406

	6,289,947	6,123,679	5,129,396

By currency:
In euros	5,376,459	5,473,789	3,379,742
In other currencies	913,488	649,890	1,749,654

	6,289,947	6,123,679	5,129,396

(20)	PROVISIONS FOR CONTINGENCIES AND EXPENSES

The variations in 2004, 2003 and 2002 in the “Provisions for Contingencies and Expenses - Pension Provision” and “Provisions for Contingencies and Expenses - Other Provisions” captions in the accompanying consolidated balance sheets were as follows:

	Thousands of Euros
	2004		2003		2002
	Pension Provision	Other Provisions	Pension Provision	Other Provisions	Pension Provision	Other Provisions
Beginning balances	3,031,913	2,187,672	2,621,907	2,221,411	2,358,552	2,425,588

Add-
Provisions charged to income for the year	733,855	501,567	147,179	575,873	200,734	948,556
Provision charged to reserves (Notes 3-j and 24)	—	—	799,416	—	499,177	—
Inclusion of companies in the Group	—	497	—	1,576	—	149
Transfers of off-balance-sheet risks (Note 8)	—	21,226	—	—	—	86,278
Transfers and other variations	65,904	287,402	103,621	324,052	159,927	—
Less-
Releases	—	(173,873)	—	(697,080)	—	(546,724)
Payments to personnel taking early retirement (Note 3-j)	(466,413)	—	(429,168)	—	(407,153)	—
Amounts used and other variations	(89,264)	(779,184)	(211,042)	(91,250)	(189,330)	(692,193)
Transfers to off-balance-sheet risks (Note 8)	—	—	—	(62,275)	—	—
Exclusion of companies from the Group	—	(207)	—	(84,635)	—	(243)

Ending balances (Note 2-f)	3,275,995	2,045,100	3,031,913	2,187,672	2,621,907	2,221,411

The provisions out of 2004 income to the “Pension Provision” were charged to the “Financial Expenses”, “General Administrative Expenses” and “Extraordinary Losses” captions in the accompanying consolidated statement of income (€85,381 thousand, €45,555 thousand and €602,919 thousand, respectively). The amounts charged to these captions in 2003 were €69,893 thousand, €56,420 thousand and €20,866 thousand, respectively. The amounts charged to these captions in 2002 were €60,041 thousand, €39,067 thousand and €101,626 thousand, respectively (Note 28).

The provisions out of 2004 income to “Other Provisions” were mainly charged to the “Market Operations” and “Extraordinary Losses” captions in the accompanying consolidated statement of income (€67,169 thousand and €434,398 thousand, respectively). The amounts charged to these captions in 2003 were €783 thousand and €575,090 thousand, respectively The amounts charged to these captions in 2002 were €141,218 thousand and €785,267 thousand, respectively. (Note 28). The reversals are recorded mainly in “Extraordinary Income” in the related accompanying consolidated statements of income.

The breakdown of the balances of the “Other Provisions” and “Provision for taxes” captions in the accompanying consolidated balance sheets as of December 31, 2004, 2003 and 2002, is as follows:

	Thousands of Euros
	2004	2003	2002
Provisions for other commitments to employees (Notes 3-j and 3-k):
Covered by shares (Note 3-i)	10,068	10,351	9,921
Other commitments	49,531	52,401	46,183
Provisions for taxes	55,243	—	—
Provisions for contingencies	808,146	909,510	877,691
Provisions for off-balance-sheet risks (Notes 3-c and 8)	230,496	209,270	271,545
Provision for futures transactions (Notes 3-m and 26)	310,944	277,614	280,721
Other provisions (*)	580,672	728,526	735,350

	2,045,100	2,187,672	2,221,411

(*)	Includes the specific provision for Argentina. (Note 2-g)

The provisions for taxes were recorded in “Other provisions” (€34,662 thousand and €34,842 thousand) captions in 2004, 2003 and 2002 respectively.

The variations in 2004, in the “Other Provisions” caption in the accompanying consolidated balance sheets were as follows:

	Provisions for other commitments to employees	Provisions for contingencies	Provisions for off-balance sheet risks	Provisions for futures transactions	Other provisions	Tax Provisions	Total
Beginning Balances 2004	62,752	909,510	209,270	277,614	728,526		2,187,672

Add-
Provisions charged to income for the year	4,313	74,406	34,289	69,108	309,827	9,624	501,567
Inclusion of companies in the group	38	—	—	—	22	437	497
Transfers to off-balance-sheet risks	—	—	688	—	20,538	—	21,226
Transfers and other variations	5,657	156,529	724	279	66,943	57,270	287,402
Less-
Releases	(3,169)	(929)	(12,562)	(18,287)	(138,574)	(352)	(173,874)
Amounts used and other variations	(4,295)	(300,019)	(835)	(7,247)	(327,198)	(10,861)	(650,454)
Exclusion of companies from the Group	—	—	—	—	(207)	—	(207)
Transfers and exchanges differencies	(5,247)	(24,538)	(36)	(10,523)	(31,442)	(224)	(72,010)
Transfers to off-balance-sheet risks	(450)	(6,813)	(1,042)	—	(47,763)	(651)	(56,720)

Ending balances 2004	59,599	808,146	230,496	310,944	580,672	55,243	2,045,100

The variations in 2003, in the “Other Provisions” caption in the accompanying consolidated balance sheets were as follows:

	Provisions for other commitments to employees	Provisions for contingencies	Provisions for off-balance sheet risks	Provisions for futures transactions	Other provisions	Total
Beginning Balances 2003	56,104	877,691	271,545	280,721	735,350	2,221,411

Add-
Provisions charged to income for the year	13,746	45,067	2,572	14,534	499,954	575,873
Inclusion of companies in the group	1,443	—	—	—	133	1,576
Transfers to off-balance-sheet risks	—	—	—	—	—	—
Transfers and other variations	353	230,157	29	—	93,513	324,052
Less-
Releases	(4,892)	(323,858)	(59,181)	(11,213)	(297,936)	(697,080)
Amounts used and other variations	—	—	—	—	—	—
Exclusion of companies from the Group	—	—	—	—	(84,635)	(84,635)
Transfers and exchanges differencies	(4,002)	80,453	(5,695)	(6,428)	(155,578)	(91,250)
Transfers to off-balance-sheet risks	—	—		—	(62,275)	(62,275)

Ending balances 2003	62,752	909,510	209,270	277,614	728,526	2,187,672

(21)	SUBORDINATED DEBT

The detail of the balances of the “Subordinated Debt” caption in the accompanying consolidated balance sheets as of December 31, 2004, 2003 and 2002, is as follows:

ISSUER		Thousands of Euros			Interest Rate at 12/31/04	Final Maturity Date
		2004	2003	2002
Issues in euros-
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.:
July 1996		84,142	84,142	84,142	9.33	2006-dec-22
July 1996		27,947	27,947	27,947	9.37	2016-dec-22
February 1997		60,101	60,101	60,101	6.97	2007-dec-18
September 1997		36,061	36,061	36,061	6.65	2007-dec-17
December 2001		1,500,000	1,500,000	1,500,000	3.52	2017-jan-01
July 2003		600,000	600,000	—	2.51	2013-jul-17
November 2003		750,000	750,000	—	4.50	2015-nov-12
October 2004		1,000,000	—	—	4.37	2019-oct-20
BBVA CAPITAL FUNDING, LTD.:
September 1995		13,613	13,613	13,613	3.09	2005-sep-05
March 1997		45,735	45,735	45,735	2.39	2007-mar-20
October 1997		76,694	76,694	76,694	2.34	2007-oct-08
October 1997		228,616	228,674	228,674	6.00	2009-dec-24
July 1999		73,000	73,000	73,000	6.35	2015-oct-16
February 2000		500,000	500,000	500,000	6.38	2010-feb-25
December 2000		750,000	750,000	750,000	2.77	2010-dec-04
July 2001		500,000	500,000	500,000	5.50	2011-jul-04
October 2001		60,000	60,000	60,000	5.73	2011-oct-10
October 2001		40,000	40,000	40,000	6.08	2016-oct-16
October 2001		50,000	50,000	50,000	2.75	2016-oct-15
November 2001		55,000	55,000	55,000	2.85	2016-nov-02
December 2001		56,000	56,000	56,000	2.88	2016-dec-20
Issues in foreign currencies-
BBVA GLOBAL FINANCE, LTD.:
July 1995	US$	110,124	118,765	143,034	6.88	2005-jul-01
July 1995	US$	36,708	39,588	47,678	2.36	2005-jun-15
December 1995	US$	55,062	59,382	71,517	2.45	2005-mar-11
December 1995	US$	55,062	59,382	71,517	2.45	2006-may-9
December 1995	US$	146,832	158,353	190,712	7.00	2025-dec-01
BBVA CHILE, S.A.	CLP = Chilean peso	93,552	30,359	41,714	Sundry	Sundry
BBVA BANCO FRANCES, S.A.	ARS=Argentinian peso	4,118	5,294	29,473	5.47	2005-mar-31
BBVA CAPITAL FUNDING, LTD.:
July 1995	US$	—	79,177	95,356	1.57	2004-sep
August 1995	JPY =Japan yen	21,480	22,214	24,117	3.45	2010-aug-09
October 1995	JPY =Japan yen	71,600	74,047	80,392	5.40	2015-oct-26
October 1995	US$	110,124	118,765	143,034	6.88	2005-oct-27
February 1996	US$	183,540	197,942	238,391	6.38	2006-feb-14
November 1996	US$	146,832	158,353	190,712	2.94	2006-nov-27
BBVA PUERTO RICO	US$	36,708	—	15,418	4.20	2014-sep-23
BBVA BANCOMER	MXN=Mexican peso	164,775	375,016	470,126	Sundry	Sundry
BBVA BANCOMERCAPITAL TRUST:
February 2001 (Note 4)	US$	364,326	395,883	476,784	10.50	2011-feb-16

		8,107,752	7,399,487	6,486,942

These issues are classified as subordinated debt and, accordingly, are deemed to have a lower seniority than all the accounts payable to common creditors.

The detail, by due date, of the balance of the “Subordinated Debt” caption in the consolidated balance sheet as of December 31, 2004, is as follows:

Maturity	Thousands of Euros
2005	330,747
2006	520,587
2007	219,725
2008	2,726
2009	231,419
Subsequent years	6,802,548

8,107,752

The issues of BBVA Capital Funding, Ltd. and BBVA Global Finance, Ltd. are guaranteed (secondary liability) by the Bank, and the issue of Bancomer Trust is guaranteed (secondary liability) by BBVA Bancomer.

The issue by Bilbao Vizcaya Investment BV, of US$ 250 million, was redeemed early in January 2002 through conversion of the bonds into shares of the Bank. This exchange was performed at the fixed conversion rate of €3.99 euros per share, which gave rise to the delivery of 377,330 previously-issued shares. These transactions did not give rise to material gains.

The interest on the subordinated debt in 2004, 2003 and 2002 amounted to €343,778 thousand, €327,554 thousand and €405,775 thousand, respectively (Note 28-b).

(22)	MINORITY INTERESTS

The variations in 2004, 2003 and 2002 in the balances of this caption in the accompanying consolidated balance sheets were as follows:

	Thousands of Euros
	2004	2003	2002
Beginning balance	5,425,918	5,674,163	6,394,029
Prior year’s net income	670,463	746,919	645,223

	6,096,381	6,421,082	7,039,252
Capital increases and reductions	8,875	(88)	714,451
Dividends paid to minority shareholders	(318,951)	(353,283)	(343,029)
Changes in the composition of the Group and changes In the percentages of ownership (Note 4)	(1,224,713)	(88,372)	(438,191)
Exchange differences (Note 3-b)	5,857	(210,754)	(1,364,210)
Other variations (*)	(132,620)	(342,667)	65,890

Share in income for the year	390,564	670,463	746,919

Ending balance	4,825,393	6,096,381	6,421,082

(*)	This caption includes, inter alia, redemptions/issuances of preferred shares that took place in 2004, 2003 and 2002.

The breakdown, by company, of the “Minority Interests” caption in the accompanying consolidated balance sheets as of December 31, 2004, 2003 and 2002, is as follows:

	Thousands of Euros
	2004	2003	2002
Preferred shares-
BBVA International, Ltd. (1)	1,340,000	3,040,000	3,216,505
BBVA Preferred Capital, Ltd. (2)	176,198	190,024	198,993
BBVA Privanza International (Gibraltar), Ltd. (2)	51,391	55,424	266,152
BBVA Capital Funding, Ltd. (3)	255,646	255,646	418,496
BBVA Capital Finance, S.A.	1,975,000	350,000	—

	3,798,235	3,891,094	4,100,146

By company-
BBVA Bancomer Group	5,759	884,710	957,149
BBVA Colombia Group	11,516	8,969	11,748
BBVA Chile Group	104,546	102,103	103,295
BBVA Banco Continental Group	122,880	104,043	104,339
BBVA Banco Provincial Group	110,113	109,862	117,890
Provida Group	58,565	58,631	50,636
Banc Internacional d’Andorra, S.A.	140,484	133,803	91,008
Other companies	82,731	132,703	137,952

	636,594	1,534,824	1,574,017

	4,434,829	5,425,918	5,674,163

(1)	Listed on the Spanish AIAF fixed-income market, and the Luxembourg, Frankfurt and Amsterdam stock markets.

(2)	Listed on the New York stock market.

(3)	Listed on the London and Frankfurt stock markets.

The breakdown, by company, of the share in income for the years ended December 31, 2004, 2003 and 2002, is as follows:

	Thousands of Euros
	2004	2003	2002
Preferred shares-
BBVA International, Ltd.	137,125	165,237	167,743
BBVA Preferred Capital, Ltd.	14,820	16,295	29,862
BBVA Privanza International (Gibraltar), Ltd.	4,166	12,516	43,925
BBVA Capital Funding, Ltd.	16,260	20,113	34,099
BBVA Capital Finance, S.A.	17,614	288	—

	189,985	214,449	275,629

By company-
BBVA Bancomer group	7,342	289,779	317,813
BBVA Banco Francés group	11,497	932	14,380
BBVA Colombia group	3,755	2,412	1,109
BBVA Chile group	7,826	7,413	5,373
BBVA Banco Continental group	42,948	27,956	30,900
BBVA Banco Provincial group	66,028	71,595	65,649
Provida group	6,908	11,276	13,232
Banc Internacional d’Andorra, S.A.	39,917	34,992	46,498
Other companies	14,358	9,659	(23,664)

	200,579	456,014	471,290

	390,564	670,463	746,919

The foregoing balances include various issues of noncumulative, nonvoting, preferred stock guaranteed by Banco Bilbao Vizcaya Argentaria, S.A., the detail of which is as follows:

		Issued Amount (Millions)			Fixed Annual Dividend
		2004	2003	2002	2004	2003	2002
BBVA Privanza International (Gibraltar), Ltd.-
June 1993	US$	—	—	248	—	—	8.00%
June 1997	US$	70	70	70	7.76%	7.76%	7.76%
BBVA International, Ltd.-
March 1998	US$	—	—	350	—	—	7.20%
November 1998		€—	700	700	—	6.24%	6.24%
February 1999		€—	1,000	1,000	—	5.76%	5.76%
April 2001		€340	340	340	7.00%	7.01%	7.01%
March 2002		€500	500	500	3.50%	3.50%	3.94%
December 2002		€500	500	500	3.25%	3.25%	3.94%
BBVA Capital Funding, Ltd.-
April 1998		€256	256	256	6.36%	6.35%	6.35%
April 1998	US$	—	—	200	—	—	7.20%
BBVA Preferred Capital, Ltd.-
June 2001	US$	240	240	240	7.75%	7.75%	7.75%
BBVA Capital Finance, S.A.
December 2003		€350	350	—	2.75%	3.00%	—
July 2004		€500	—	—	3.00%	—	—
December 2004		€1,125	350	—	3.00%	—	—

These issues were subscribed by third parties outside the Group and are wholly or partially redeemable at the Company’s option after five or ten years from the issue date, depending on the terms of each issue.

(23)	CAPITAL STOCK

As of December 31, 2003 and 2002 the capital stock of Banco Bilbao Vizcaya Argentaria, S.A. amounted to €1,565,967,501.07, and consisted of 3,195,852,043 fully subscribed and paid registered shares of €0.49 par value each.

There were no variations in the Bank’s capital stock in 2003 and 2002.

In February, as a result of the tender offer launched on 40.6% of the capital stock of BBVA Bancomer, S.A., capital was increased through the issuance of 195,000,000 shares, with a price per share of €10.25 (consisting of a par value of €0.49 and additional paid-in capital of €9.76).

As of December 31, 2004, the capital stock of Banco Bilbao Vizcaya Argentaria, S.A. amounted to €1,661,517,501,07, and consisted of 3,390,852,043 fully subscribed and paid registered shares of €0.49 par value each.

The shares of Banco Bilbao Vizcaya Argentaria, S.A. are listed on the computerized trading system of the Spanish stock exchanges and on the New York, Frankfurt, London, Zurich and Milan stock markets. Also, as of December 31, 2004, the shares of BBVA Banco Continental, S.A., Banco Provincial C.A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Francés, S.A. and AFP Provida were listed on their respective local stock markets and, in the case of the last three entities, on the New York Stock Exchange. In addition, BBVA Banco Francés, S.A. are listed on the Latin-American market of the Madrid Stock Exchange.

The variations in 2004, 2003 and 2002 in the “Treasury Stock” caption on the asset side of the accompanying consolidated balance sheets were as follows:

	Thousands of Euros
	Par Value	Remaining Portion up to Cost	Securities Revaluation Reserve (Note 3-i)	TOTAL
Balance at December 31, 2001	2,987	81,539	(8,582)	75,944
Purchases (Note 4)	195,077	4,251,285	—	4,446,362
Sales	(192,675)	(4,237,173)	—	(4,429,848)
Net release of the securities revaluation reserve (Note 3-i)	—	—	7,833	7,833
Other variations	(105)	(2,515)	—	(2,620)

Balance at December 31, 2002	5,284	93,136	(749)	97,671

Purchases (Note 4)	200,711	3,566,322	—	3,767,033
Sales	(202,332)	(3,795,463)	—	(3,997,795)
Net charge to the securities revaluation reserve (Note 3-i)	—	—	(15,115)	(15,115)
Other variations	5	214,260	—	214,265

Balance at December 31, 2003	3,668	78,255	(15,864)	66,059

Purchases (Note 4)	136,048	3,077,387	—	3,213,435
Sales	(138,313)	(3,128,625)	—	(3,266,938)
Net charge to the securities revaluation reserve (Note 3-i)	—	—	(1,503)	(1,503)
Other variations	—	7,317	—	7,317

Balance at December 31, 2004	1,403	34,334	(17,367)	18,370

Securities revaluation reserves to cover treasury stock were recorded amounting to €17,367 thousand, €15,864 thousand and €749 thousand, as of December 31, 2004, 2003 and 2002, respectively. The net provisions to releases of securities revaluation reserves in 2004, 2003 and 2002 due to disposals of treasury stock amounted to €2,590 thousand, €2,643 thousand and €1,053 thousand, respectively, and were recorded in 2004 under the “Income on Group Transactions” / “Losses on Group Transactions”, in 2003 under the “Income on Group Transactions” captions and in 2002 under the “Losses on Group Transactions” caption, in the accompanying consolidated statements of income.

As of December 31, 2004. 2003 and 2002, the Bank held treasury stock with a nominal value of €320 thousand, €2,509 thousand and €5,242 thousand, respectively, to cover futures transactions related to the performance of certain stock market indexes. (Note 26).

From January 2002 through December 31, 2002, the percentage of outstanding shares held by BBVA and its consolidated companies varied from 0.13% to 0.74% calculated on a monthly basis. From January 2003 through December 31, 2003, the percentage of outstanding shares held by BBVA and its consolidated companies varied from 0.153% to 0.683% calculated on a monthly basis. From January 2004 through December 31, 2004, the percentage of outstanding shares held by BBVA and its consolidated companies varied from 0.08% to 0.58% calculated on a monthly basis.

The gains and losses on treasury stock transactions are recorded under the “Income on Group Transactions” and “Losses on Group Transactions” captions, respectively, in the accompanying consolidated statements of income, amounting to €21,674 thousand and €13,045 thousand, respectively in 2004, €16,048 thousand and €18,758 thousand, respectively, in 2003 and €15,802 thousand and €23,898 thousand, respectively, in 2002.

As of December 31, 2002, there were no individual equity investments of over 5% in the Bank’s capital stock. However, as of December 31, 2003, Chase Nominees Ltd., in its capacity as an international custodian bank, owned 5.25% of the Bank’s capital stock. As of December 31, 2004, there were no individual equity investments of over 5% in the Bank’s capital stock. As of December 31, 2004, 2003 and 2002, Fundación Banco Bilbao Vizcaya Argentaria, a private not-for-profit charitable, educational and cultural institution set up in 1988 with a contribution of €84,142 thousand from the Bank which was charged to the merger surpluses, owned, as of December 31, 2004, 2003 and 2002, a total of 34,365,852 shares of the Bank.

On February 28, 2004, the Shareholders’ Meeting resolved to delegate to the Board of Directors, in accordance with the stipulations of Article 153.1.b of the Spanish Corporations Law, the power to increase capital, on one or several occasions, by a maximum par value equal to 50% of the Company’s subscribed and paid capital stock at the date of the resolution, i.e. €830,758,750.54. The legally stipulated period within which the directors can carry out this increase is five years. As of December 31, 2004, the Board of Directors had not made use of this power.

As of December 31, 2004, the resolutions adopted by the Shareholders’ Meetings on March 1, 2003 and March 9, 2002, were still in force. These resolutions authorized the issuance of up to €6,000 million of debentures convertible to and/or exchangeable for Bank shares and empowered the Board of Directors to issue, on one or several occasions, warrants on shares of the Company up to a maximum of €1,500 million, fully or partially convertible to or exchangeable for Company shares. As of December 31, 2004, no issues had been made under this authorization.

In addition to the aforementioned resolutions, in February 2004 the Shareholders’ Meeting authorized the Board of Directors, for a period of five years, to issue fixed-income securities of any class or type, up to a maximum of €71,750 million.

As of December 31, 2004, 2003 and 2002, there were no capital increases in progress at any of the companies in the Finance Group.

(24)	RESERVES

The variations in 2004, 2003 and 2002 in the “Reserves” captions in the accompanying consolidated balance sheets were as follows:

	Thousands of Euros
	Additional Paid-in Capital	Retained earnings	Revaluation Reserves	Net Reserves and Accumulated Losses at Consolidated Companies	TOTAL
Balances at December 31, 2001	6,834,941	1,419,218	176,281	2,773,899	11,204,339

Prior year’s net income	—	1,311,561	—	531,509	1,843,070
Dividends out of prior year’s net income	—	(1,224,010)	—	4,398	(1,219,612)
Recording of provisions for early retirement, net of taxes (Notes 2-h, 3-j and 20)	(224,589)	(96,512)	—	(3,364)	(324,465)
Exchange differences arising from consolidation (Notes 3-b and 4)	—	—	—	(1,246,358)	(1,246,358)
Transfers and other variations	(97,555)	(638,773)	—	754,984	18,656
Balances at December 31, 2002	6,512,797	771,484	176,281	2,815,068	10,275,630

Prior year’s net income	—	1,207,096	—	512,033	1,719,129
Dividends out of prior year’s net income	—	(1,112,156)	—	3,120	(1,109,036)
Recording of provisions for early retirement, net of taxes (Notes 2-h, 3-j and 20)	(237,382)	(277,662)	—	(4,576)	(519,620)
Exchange differences arising from consolidation (Notes 3-b and 4)	—	—	—	(339,284)	(339,284)
Transfers and other variations	(1,514)	382,715	—	(500,509)	(119,308)
Balance at December 31, 2003	6,273,901	971,477	176,281	2,485,852	9,907,511

Prior year’s net income	—	1,460,337	—	766,364	2,226,701
Dividends out of prior year’s net income	—	(1,249,437)	—	2,715	(1,246,722)
Capital Increase (Note 23)	1,903,200	—	—	—	1,903,200
Exchange differences arising from consolidation (Notes 3-b and 4)	—	—	—	(96,387)	(96,387)
Transfers and other variations	—	500,570	—	(586,773)	(86,203)

Balance at December 31, 2004	8,177,101	1,682,947	176,281	2,571,771	12,608,100

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

Retained earnings and revaluation reserves-

The detail of these captions in the accompanying consolidated balance sheets, which include the reserves of the Group attributed to the Bank, is as follows:

	Thousands of Euros
	2004	2003	2002
Restricted reserves-
Legal reserve	313,194	313,194	313,194
Restricted reserve for retired capital stock	87,918	87,918	87,918
Restricted reserve for Parent Company shares	20,826	76,812	121,140
Restricted reserve for redenomination of capital stock in Euros	1,861	1,861	1,861
Revaluation reserves Royal Decree-Law 7/1996	176,281	176,281	176,281
Unrestricted reserves-
Voluntary and other reserves	277,638	6,551	6,551
Consolidation reserves attributed to the Bank	981,510	485,141	240,820

	1,859,228	1,147,758	947,765

Legal reserve-

According to the revised Corporations Law, 10% of the income for each year must be transferred to the legal reserve. These amounts must be transferred until the balance of this reserve reaches 20% of capital stock. This limit had already been reached by Banco Bilbao Vizcaya Argentaria, S.A. as of December 31, 2004, 2003 and 2002 (Note 5), considering the proposal of distribution of income. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

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

Asset revaluation reserves (Notes 3-e and 3-f)-

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

Thousands of Euros
Legal revaluations of property and equipment:
Cost	186,692
Less-
Single revaluation tax (3%)	(5,601)

Balance at December 31, 1999	181,091

Adjustment as a result of review by the tax authorities in 2000	(4,810)

Balance at December 31 2002, 2003 and 2004	176,281

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

Reserves and accumulated losses at consolidated companies-

The breakdown, by company or company group, of these captions in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
	2004	2003	2002
RESERVES AND ACCUMULATED LOSSES AT CONSOLIDATED COMPANIES-
Fully or proportionally consolidated companies:
Grupo Bancomer	593,024	463,453	317,820
Grupo BBVA Continental	(38,503)	(25,251)	(64,937)
Grupo Próvida	39,540	(107,911)	9,910
Grupo BBVA Colombia	25,983	48,027	54,136
Grupo BBVA Banco Francés	501,354	471,976	469,152
Grupo BBVA Chile	60,643	71,969	68,923
Grupo BBVA Banco Provincial	297,607	230,416	55,635
Banco Bilbao Vizcaya Argentaria Uruguay, S.A.	11,159	26,501	(14,248)
BBVA International Invesment Corporationt	169,193	74,736	(61,199)
Ancla Investments, S.A.	15,308	89,556	83,430
Banc International d’ Andorra, S.A.	101,514	81,080	75,145
Banco Bilbao Vizcaya Argentaria (Portugal), S.A.	39,882	27,182	(54,045)
Banco Bilbao Vizcaya Argentaria Puerto Rico	180,832	169,567	158,443
BBVA Suiza, s.a. (BBVA Switzerland)	114,344	91,734	72,941
Fnanzia Banco de Crédito	55,986	40,174	29,512
Banco Industrial de Bilbao, S.A.	85,257	82,649	80,459
BBVA Privanza Bank (Jersey), ltd.	59,143	59,128	54,781
Canal International Holding, s.a.	591,839	466,741	494,888
Cartera e Inversiones, S.A	17,140	29,406	(87,979)
Corporacion General Financiera, S.A.	352,869	605,536	586,490
Corporacion Industrial y Servicios, s.l.	(36,123)	(199,599)	(46,474)
Cidessa uno, S.L.	71,369	83,380	25,026
BBVA Ireland PLC	56,259	39,583	24,237
Bilbao Vizcaya America B.V.	(58,186)	(78,682)	(119,592)
BBVACartera de Inversiones, SICAV, S.A.	56,819	54,783	55,311
Anida Grupo Inmobiliario, S.L.	184,711	21,144	(135,748)
BBVA Pensiones, S.A.	(53,619)	13,132	20,330
Compañía Chilena de Inversiones, S.L.	(57,811)	66,463	108,309
BBVAPR Holding Corporation	(158,480)	(158,454)	(158,404)
BBVA Bolsa S.V., S.A.	—	(8,921)	90,073
Sociedad de Estudios y Analisis Financieros, S.A.	59,228	58,316	55,185
BBV America, S.L.	161,748	203,172	354,912
Other Companies	418,595	373,313	570,518

	3,918,624	3,464,299	3,172,940
Companies accounted for by the equity method:
Iberdrola, S.A.	188,609	170,663	180,588
Senorte Vida y Pensiones, S.A.	33,360	33,360	33,377
Telefónica, S.A.	191,974	335,976	358,556
Repsol YPF, S.A.	320,570	274,557	397,727
Banco Atlántico, S.A.	—	62,775	59,408
Banca Nazionale del Lavoro, SpA	42,211	17,529	138,780
Acerinox, S.A.	—	70,751	58,647
Other companies	184,659	267,791	287,610

	961,383	1,233,402	1,514,693
Exchange gains:
Fully or proportionally consolidated companies:
Grupo BBVA Bancomer	291,391	196,464	61,898
Grupo BBVA Continental	(6,295)	(4,901)	(21)
Grupo Provida	(5,640)	(5,132)	(45,354)
Grupo BBVA Colombia	(50,070)	(65,394)	(45,130)
Grupo BBVA Banco Francés	(619,513)	(613,460)	(535,832)
Grupo BBVA Chile	(56,443)	—	—
Grupo BBVA Banco Provincial	(329,723)	(289,958)	(259,480)
BBVA Puerto Rico S.A.	(18,739)	—	37,113
Bilbao Vizcaya América, B.V.	(183,882)	(162,078)	(94,483)
BBVA International Investment Corporation	(719,226)	(593,009)	(337,789)
Other companies	(93,440)	(62,082)	(73,565)

	(1,791,580)	(1,599,550)	(1,292,643)
Companies accounted for by the equity method:	(516,656)	(612,299)	(579,922)

	2,571,771	2,485,852	2,815,068

For the purpose of allocating the reserves and accumulated losses at the consolidated companies in the preceding table, the transfers of reserves arising from the dividends paid and the writedowns or transactions between these companies are taken into account in the year in which they took place.

The individual financial statements of the subsidiaries which give rise to the balances recorded under the “Reserves and Accumulated Losses at Consolidated Companies - Fully and Proportionally Consolidated Companies” captions in the foregoing table as of December 31, 2004, 2003 and 2002, include €3,667,253 thousand, €3,617,649 thousand and €4,059,581 thousand, respectively, of restricted reserves, of which €48,058 thousand, €102,658 thousand and €121,893 thousand, respectively, are restricted reserves for Parent Company shares.

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

As in prior years, in 2004 certain Group entities performed or participated in corporate restructuring transactions under the special tax neutrality system regulated by Law 29/1991, on December 16, adapting certain tax items to EU directives and regulations and by Title VIII, Chapter VIII of Corporate Income Tax Law 43/1995, on December 27. The disclosures required under the aforementioned legislation are included in the notes to financial statements of the relevant Group entities for the year in which the transactions took place.

The reconciliation of corporate income tax payable, calculated on the basis of the income per books before taxes, to the provision recorded is as follows:

	Thousands of Euros
	2004	2003	2002
Corporate income tax at the standard rate of 35%	1,452,315	1,334,249	1,091,741
Decrease arising from permanent differences:
Tax credits and tax relief at consolidated companies	(501,273)	(279,618)	(203,445)
Effect of allocation of the Group’s share in the net income of associated companies	135,194	(124,980)	(7,698)
Other items, net	74,694	(42,765)	(270,774)

	(291,385)	(447,363)	(481,917)
Net increase (decrease) arising from timing differences	135,555	(48,275)	(249,256)
Corporate income tax and other taxes payable	1,296,485	838,611	360,568
Recording (use) of prepaid or deferred taxes	(135,555)	48,275	249,256
Provision for corporate income tax and other taxes accrued in the year	1,160,930	886,886	609,824
Adjustments to the provision for prior years’ corporate income tax and other taxes	(203,926)	28,090	43,389
Corporate income tax and other taxes	957,004	914,976	653,213

As required by Bank of Spain Circular 4/1991 and concordant regulations, the deferred tax assets that will foreseeably be recovered during the next ten years are included under the “Other Assets” caption in the accompanying consolidated balance sheets (Note 15). The main items for which the Group companies have recorded deferred tax assets are provisions to cover pensions and similar obligations to employees (€1,152,594 thousand, €989,642 thousand and €828,432 thousand in 2004, 2003 and 2002, respectively at the Spanish companies) and the loan loss provisions (€754,777 thousand, €779,892 thousand and €962,668 thousand in 2004, 2003 and 2002, respectively at BBVA Bancomer, S.A. de C.V. and €474,538 thousand, €316,637 thousand and €207,089 thousand in 2004, 2003 and 2002, respectively at BBVA, S.A.).

The Bank and certain Group companies have opted to defer corporate income tax on the gains on disposals of property and equipment and shares in investee companies more than 5% owned by them, the breakdown of which by year is as follows:

Year	Thousands of Euros
1996	29,187
1997	378,097
1998	733,986
1999	194,980
2000	707,917
2001	995,202

Pursuant to the regulations in force until December 31, 2001, the amount of the aforementioned gains must be included in equal parts in the taxable income of the seven tax years ending from 2000, 2001, 2002, 2003, 2004 and 2005, respectively. Following inclusion of the portion relating to 2001, the amount of the income not yet included was €2,976,931 thousand, with respect to which the Group companies availed themselves of the provisions of the Third Transitory Provision of Law 24/2001, on December 27, on Administrative, Tax and Social Security Measures, and practically all of this amount (€2,971,625 thousand) constitutes an addition to the 2001 taxable income for timing differences.

The share acquisitions giving rise to an ownership interest of more than 5%, particularly investments of this kind in Latin America, have been assigned to meet reinvestment commitments assumed in order to apply the above-mentioned tax deferral.

In 2004 the Bank and certain Group companies availed themselves of the corporate income tax credit for reinvestment of extraordinary income obtained on the transfer for consideration of property and of shares in investees more than 5% owned. The income subject to this tax credit amounted to €78,145 thousand. The acquisition in 2004 of shares of Latin American companies, mainly, was included under the group of reinvestment commitments under the aforementioned tax credit.

As of December 31, 2004, 2003 and 2002, certain consolidated companies had tax losses qualifying for carryforward against the taxable income, if any, of the ten years following the year in which they were incurred. As of December 31, 2004, 2003 and 2002, the tax assets recorded for tax loss carryforwards amounted to €399,621 thousand, €759,051 thousand and €1,018,229 thousand, respectively, of which €236,488 thousand, €539,670 thousand and €695,573 thousand, respectively relate to BBVA Bancomer, S.A. de C.V. and €122,467 thousand, €151,110 thousand and €236,226 thousand, respectively, to BBVA Bancomer Servicios, S.A. de C.V. Based on the available financial projections, the income expected to be generated by these two companies will enable these amounts, and the deferred tax assets recorded by them, to be recovered over a period of less than ten years.

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

The varying interpretations which can be made of the tax regulations applicable to the operations of banks give rise to certain contingent tax liabilities for the open years that cannot be objectively quantified. However, the Bank’s Board of Directors and its tax advisers consider that the possibility of these contingent liabilities materializing in future reviews by the tax authorities is remote and that, in any event, the tax charge which might arise therefrom would not materially affect that consolidated financial statements.

(26)	MEMORANDUM ACCOUNTS AND OTHER OFF-BALANCE-SHEET TRANSACTIONS

The detail of the balances of the “Memorandum Accounts” caption in the accompanying consolidated balance sheets as of December 31, 2004, 2003 and 2002, which include the main commitments and contingent liabilities that arose in the normal course of banking business, is as follows:

	Thousands of Euros
	2004	2003	2002
Contingent liabilities-
Deposits, guarantees and sureties	17,671,638	13,588,729	15,109,713
Rediscounts, endorsements and acceptances	38,921	11,828	5,370
Other	3,942,381	3,050,954	3,041,745

	21,652,940	16,651,511	18,156,828

Commitments-
Balances drawable by third parties:
Credit institutions	2,665,031	2,723,586	2,521,177
Public sector	1,637,821	2,591,339	4,288,788
Other resident sectors	29,734,317	27,578,080	25,842,248
Non-resident sector	26,796,684	19,934,934	16,101,984

Other commitments	3,141,195	3,070,468	2,865,188

	63,975,048	55,898,407	51,619,385

	85,627,988	72,549,918	69,776,213

In addition to the above-mentioned contingent liabilities and commitments, at the end of 2004, 2003 and 2002 the Group had other transactions which, pursuant to current legislation, are not reflected in the accompanying consolidated balance sheets. The detail of the notional or contractual value of these transactions as of December 31, 2004, 2003 and 2002, and of the type of market on which they were arranged, is as follows:

	Thousands of Euros
	Type of Market	2004	2003	2002
Foreign currency purchase and sale transactions and swaps
- Foreign currency purchases against euros		32,462,620	23,376,814	19,611,600
- Foreign currency purchases against foreign currencies		27,938,009	18,651,590	21,640,807
- Foreign currency sales against euros		15,020,404	14,467,407	8,832,980

	Over-the-counter	75,421,033	56,495,811	50,085,387

Financial asset purchase and sale Transactions
- Purchases		817,541	725,260	1,085,452
- Sales		2,877,538	1,159,737	5,553,424

	Organized	3,695,079	1,884,997	6,638,876

Forward rate agreements (FRA)
- Bought		50,518,326	37,999,751	13,759,612
- Sold		40,240,186	29,325,752	8,653,722

	Over-the-counter	90,758,512	67,325,503	22,413,334

Interest rate swaps	Over-the-counter	607,937,922	533,737,345	454,602,653

Securities swaps	Over-the-counter	5,712,801	3,973,217	6,921,838

Interest rate futures
- Bought		5,844,452	12,768,238	13,136,816
- Sold		30,091,119	37,407,616	36,106,890

	Organized	35,935,571	50,175,854	49,243,706

Securities futures
- Bought		298,470	208,991	33,051
- Sold		980,575	1,365,939	398,859

	Organized	1,279,045	1,574,930	431,910

Interest rate options
- Bought		54,367,651	42,247,845	37,819,076
- Sold		43,654,855	35,276,947	31,547,425

		98,022,506	77,524,792	69,366,501

	Organized	1,544,950	8,507,711	1,638,260

	Over-the-counter	96,477,556	69,017,081	67,728,241

Securities options
- Bought		6,821,641	4,934,530	4,303,747
- Sold		32,916,714	25,835,985	14,748,739

		39,738,355	30,770,515	19,052,486

	Organized	1,558,908	1,668,877	984,495

	Over-the-counter	38,179,447	29,101,638	18,067,991

Foreign currency options and futures
- Bought		5,572,123	3,595,772	3,949,889
- Sold		6,569,049	5,264,581	4,745,871

	Over-the-counter	12,141,172	8,860,353	8,695,760

Other transactions		618,058	788,903	1,292,090

		971,260,054	833,112,220	688,744,541

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

For the purposes of calculating the minimum capital requirements established by Bank of Spain Circular 5/1993, credit and counterparty risk arising from OTC interest rate, precious metals and currency derivative transactions, as of December 31, 2003 is measured by the market value method (according with the 3/2003 Circular of Spain Bank, changing the prius original risk method). As of December 31, 2004, 2003 and 2002, the risk-weighted assets amounted to €4,496,713 thousand, €3,870,801 thousand and €4,387,162 thousand, respectively, which entails a minimum capital requirement of €329,737 thousand, €309,664 thousand and €350,973 thousand, respectively, for transactions of this kind.

The detail, by maturity, of these transactions as of December 31, 2004, 2003 and 2002, is as follows:

	Thousands of Euros
	Up to 1 Year	1 to 5 Years	5 to 10 Years	Over 10 Years
Balances at December 31, 2004-
Interest rate and securities transactions-
Swaps	368,808,776	143,597,547	64,068,811	37,127,589
Forward rate agreements	87,460,256	1,902,690	1,395,566	—
Financial futures	34,362,354	2,852,262	—	—
Unmatured financial asset purchase and sale transactions	3,695,079	—	—	—
Securities and interest rate options	35,569,340	64,351,633	26,924,733	10,915,155

	529,895,805	212,704,132	92,389,110	48,090,744

Exchange rate transactions-
Forward foreign currency purchase and sale transactions and swaps	60,065,912	9,598,889	3,848,706	1,907,526
Foreign currency options and futures	11,436,305	440,096	247,292	17,479
Other transactions	618,058	—	—	—

	72,120,275	10,038,985	4,095,998	1,925,005

	602,016,080	222,743,117	96,485,108	50,015,749

Balances at December 31, 2003-
Interest rate and securities transactions-
Swaps	369,498,175	88,519,328	50,619,343	29,073,716
Forward rate agreements	67,261,478	64,025	—	—
Financial futures	29,626,989	22,123,664	131	—
Unmatured financial asset purchase and sale transactions	1,884,997	—	—	—
Securities and interest rate options	34,432,983	44,313,427	19,656,483	9,892,414

	502,704,622	155,020,444	70,275,957	38,966,130

Exchange rate transactions-
Forward foreign currency purchase and sale transactions and swaps	36,891,706	7,149,988	12,454,117	—
Foreign currency options and futures	1,851,514	1,365,049	46,801	5,596,989
Other transactions	788,903	—	—	—

	39,532,123	8,515,037	12,500,918	5,596,989

	542,236,745	163,535,481	82,776,875	44,563,119

Balances at December 31, 2002-
Interest rate and securities transactions-
Swaps	329,331,193	70,949,128	34,833,180	26,410,990
Forward rate agreements	20,656,539	1,756,795	—	—
Financial futures	35,503,837	14,166,096	5,683	—
Unmatured financial asset purchase and sale transactions	6,638,876	—	—	—
Securities and interest rate options	20,384,422	36,302,213	24,498,414	7,233,938

	412,514,867	123,174,232	59,337,277	33,644,928

Exchange rate transactions-
Forward foreign currency purchase and sale transactions and swaps	47,868,117	2,217,270	—	—
Foreign currency options and futures	8,413,004	233,176	30,987	18,593
Other transactions	1,292,090	—	—	—

	57,573,211	2,450,446	30,987	18,593

	470,088,078	125,624,678	59,368,264	33,663,521

As of December 31, 2004, 2003 and 2002, the Group had arranged share price risk and interest rate risk macrohedges consisting of securities listed on the main international markets and long-term deposit transactions, respectively (Note 3-m).

The detail of the notional value of hedging and trading futures transactions as of December 31, 2004, 2003 and 2002, is as follows:

	Thousands of Euros
	NOTIONAL AMOUNT
	HEDGING	TRADING	TOTAL
Balances at December 31, 2004-
Interest rate and securities transactions	95,106,730	787,973,061	883,079,791
Swaps	41,817,970	571,832,753	613,650,723
Forward rate agreements	—	90,758,512	90,758,512
Options and futures	52,198,863	122,776,614	174,975,477
Unmatured financial asset purchase and sale transactions	1,089,897	2,605,182	3,695,079
Exchange rate transactions	7,772,689	80,407,574	88,180,263
Forward foreign currency purchase and sale transactions, currency futures and swaps	5,891,090	70,285,369	76,176,459
Foreign currency options	1,263,741	10,122,005	11,385,746
Other transactions	617,858	200	618,058

	102,879,419	868,380,635	971,260,054

Balances at December 31, 2003-
Interest rate and securities transactions	73,367,185	693,599,968	766,967,153
Swaps	37,650,938	500,059,624	537,710,562
Forward rate agreements	—	67,325,503	67,325,503
Options and futures	35,471,788	124,574,303	160,046,091
Unmatured financial asset purchase and sale transactions	244,459	1,640,538	1,884,997
Exchange rate transactions	16,857,725	49,287,342	66,145,067
Forward foreign currency purchase and sale transactions, currency futures and swaps	15,647,638	40,979,629	56,627,267
Foreign currency options	810,522	7,918,375	8,728,897
Other transactions	399,565	389,338	788,903

	90,224,910	742,887,310	833,112,220

Balances at December 31, 2002-
Interest rate and securities transactions	67,319,615	561,351,689	628,671,304
Swaps	28,110,825	433,413,666	461,524,491
Forward rate agreements	40,762	22,372,572	22,413,334
Options and futures	38,811,011	99,283,592	138,094,603
Unmatured financial asset purchase and sale transactions	357,017	6,281,859	6,638,876
Exchange rate transactions	17,713,727	42,359,510	60,073,237
Forward foreign currency purchase and sale transactions, currency futures and swaps	15,347,014	37,763,263	53,110,277
Foreign currency options	1,267,696	4,403,174	5,670,870
Other transactions	1,099,017	193,073	1,292,090

	85,033,342	603,711,199	688,744,541

Following is a breakdown, by balance-sheet account hedged, of the notional balances of interest rate, securities and exchange rate hedging derivatives as of December 31, 2004, 2003 and 2002:

	Thousands of Euros
	AMOUNT	NOTIONAL AMOUNT
B/S ACCOUNT HEDGED		SWAPS	FORWARD RATE AGREEMENTS	OPTIONS AND FUTURES	OTHER
Balances at December 31, 2004-
Total net lending	6,063,655	2,570,564	—	1,172,394	2,320,967
Due from credit institutions	200,080	174,503	—	25,577	—
Securities portfolio	14,343,883	9,825,535	—	1,940,440	2,577,908
Deposits	53,808,432	27,771,662	—	24,389,391	1,647,379
Other assets and liabilities	28,463,369	1,475,706	—	25,934,764	1,052,899

	102,879,419	41,817,970	—	53,462,566	7,598,883

Balances at December 31, 2003-
Total net lending	5,264,629	1,341,202	—	1,070,084	2,853,343
Due from credit institutions	7,372,239	2,151,829	—	5,220,410	—
Securities portfolio	19,361,815	12,987,084	—	6,374,731	—
Deposits	9,608,900	4,786,299	—	792,723	4,029,878
Other assets and liabilities	48,617,327	16,384,524	—	22,824,362	9,408,441

	90,224,910	37,650,938	—	36,282,310	16,291,662

Balances at December 31, 2002-
Total net lending	3,665,078	2,081,217	—	650,638	933,223
Due from credit institutions	9,685,367	943,038	—	223,608	8,518,721
Securities portfolio	25,478,487	7,642,755	—	12,955,835	4,879,897
Deposits	10,280,687	7,892,260	—	2,388,417	10
Other assets and liabilities	35,923,723	9,551,555	40,762	24,120,036	2,211,370

	85,033,342	28,110,825	40,762	40,338,534	16,543,221

The market value of the trading futures transactions corresponding to the notional amounts of the underlying assets in the table above as of December 31, 2004, 2003 and 2002, is as follows:

	Thousands of Euros
	2004	2003	2002
Interest rate and securities transactions
Swaps	(765,965)	(367,559)	(727,839)
Forward rate agreements	(3,657)	(1,935)	(5,827)
Options and futures	181,421	145,992	268,156
Unmatured financial asset purchase and sale transactions	673	1,950	(13,219)

	(587,528)	(221,552)	(478,729)

Exchange rate transactions
Forward foreign currency purchase and sale transactions, currency futures and swaps	(724,438)	(369,288)	(71,853)
Foreign currency options	49,465	(58,634)	(197)
Other transactions	—	—	—

	(674,973)	(427,922)	(72,050)

As of December 31, 2004, 2003 and 2002, the provisions covering unrealized losses on trading interest rate and securities futures transactions (Notes 3-m and 20) amounted to approximately €310,944 thousand, €277,614 thousand and €280,721 thousand, respectively.

Off-balance-sheet managed funds

The detail of the off-balance-sheet funds managed by the Group as of December 31, 2004, 2003 and 2002, is as follows:

	Thousands of Euros
	2004	2003	2002
Mutual funds	51,040,176	45,751,629	43,581,299
Pension funds	41,490,401	40,015,408	36,563,294
Assets managed	31,968,000	27,306,691	28,670,233

	124,498,577	113,073,728	108,814,826

(27)	TRANSACTIONS WITH PROPORTIONALLY CONSOLIDATED COMPANIES OR COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

Following is a detail of the major balances in the accompanying consolidated balance sheets of the Group as of December 31, 2004, 2003 and 2002, with proportionally consolidated companies and companies accounted for by the equity method (Note 2-c) at market prices:

	Thousands of Euros
	2004	2003	2002
Assets:
Due from credit institutions	66,152	25,831	4,068
Total net lending	3,202,064	3,547,407	3,727,728
Debentures and other debt securities	—	52,178	—

	3,268,216	3,625,416	3,731,796
Liabilities:
Due to credit institutions	4,995	65,295	175,395
Deposits	754,912	2,071,304	1,964,815

	759,907	2,136,599	2,140,210

Memorandum accounts:
Contingent liabilities	905,968	958,066	1,345,629
Commitments and contingent liabilities	958,753	962,110	489,931

	1,864,721	1,920,176	1,835,560
Statement of income:
Financial revenues	49,690	137,888	98,143
Financial expenses	(39,527)	(136,280)	(142,937)

There are no other material effects on the financial statements of the Group arising from transactions with these companies, other than the effects arising from valuing the investments in them by the equity method (Notes 2-c and 28-f) and from the insurance policies to cover pension and similar commitments (Note 3-j).

As of December 31, 2004, the notional amount of the futures transactions arranged by the Group with the main related companies amounts to approximately €11,321,732 thousand (€7,021,414 thousand and €5,388,845 thousand in 2003 and 2002, respectively).

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

The table below shows the geographical breakdown of the main revenue balances in the accompanying consolidated statements of income, by country of location of the Bank branches and Group companies giving rise to them:

	Thousands of Euros
	2004	2003	2002
Financial revenues-
Spain	6,597,308	6,549,705	7,335,211
Other European countries	424,461	363,507	633,049
United States	83,551	349,807	63,872
Latin America	5,042,572	5,186,443	8,289,627
Rest of the world	318,363	88,003	911,150

	12,466,255	12,537,465	17,232,909

Income from equities portfolio-
Spain	671,110	447,601	329,903
Other European countries	2,622	1,662	1,709
United States	8	239	5
Latin America	29,989	14,602	25,848
Rest of the world	—	—	597

	703,729	464,104	358,062

Fees collected-
Spain	2,005,489	1,784,263	1,853,326
Other European countries	221,128	194,923	204,015
United States	86,723	107,429	22,997
Latin America	1,833,542	1,790,566	2,217,039
Rest of the world	11,462	5,387	33,616

	4,159,344	3,882,568	4,330,993

Market operations-
Spain	330,942	375,226	319,078
Other European countries	74,302	21,996	41,938
United States	5,761	6,721	(36)
Latin America	186,442	179,916	692,027
Rest of the world	7,597	67,645	(287,884)

	605,044	651,504	765,123

Other operating income-
Spain	3,844	4,303	4,179
Other European countries	777	2,527	8,039
United States	94	180	254
Latin America	13,586	10,419	21,132
Rest of the world	6	(7)	737

	18,307	17,422	34,341

B.	BREAKDOWN BY TYPE OF TRANSACTION-

The detail, by type of transaction, of certain captions in the accompanying consolidated statements of income is as follows:

	Thousands of Euros
	2004	2003	2002
Financial revenues-
Bank of Spain and other central banks	275,282	270,548	352,169
Due from credit institutions	823,021	885,508	1,077,074
Fixed-income portfolio	3,313,097	3,323,501	4,820,640
Loans to public authorities	830,667	827,029	1,509,262
Loans to customers	7,127,074	7,188,105	9,446,574
Other revenues	97,114	42,774	27,190

	12,466,255	12,537,465	17,232,909

Financial expenses-
Due to Bank of Spain and other central banks	287,884	241,323	256,433
Due to credit institutions	1,527,352	1,567,741	2,463,730
Deposits	2,815,013	3,068,585	5,456,666
Bonds and other marketable debt securities	922,676	886,868	997,669
Subordinated debt (Note 21)	343,778	327,554	405,775
Cost allocable to the recorded pension provision (Notes 3-j and 20)	85,381	69,893	60,041
Other interest	118,591	98,094	143,191

	6,100,675	6,260,058	9,783,505

Fees collected-
Contingent liabilities	159,510	138,715	135,595
Collection and payment services	1,736,094	1,713,291	1,842,831
Securities services	1,739,768	1,627,295	1,899,437
Other transactions	523,972	403,267	453,130

	4,159,344	3,882,568	4,330,993

Fees paid-
Ceded to other entities and correspondents	504,702	433,608	472,780
Brokerage on asset and liability transactions	8,447	9,926	15,394
Other fees	266,926	176,227	174,438

	780,075	619,761	662,612

Market operations-
Sales and futures transactions on fixed-income securities and on interest rates (Notes 3-m and 26)	354,826	126,982	566,453
Sales and futures transactions on equity securities and other assets (Notes 10 and 26)	(70,922)	226,284	(30,685)
Writedowns of securities and other	8,636	10,523	(194,355)
Exchange differences (Note 3-b)	312,504	287,715	423,710

	605,044	651,504	765,123

C.	GENERAL ADMINISTRATIVE EXPENSES - PERSONNEL COSTS-

The detail of the balances of this caption in the accompanying consolidated statements of income is as follows:

	Thousands of Euros
	2004	2003	2002
Wages and salaries	2,416,468	2,457,658	2,743,819
Social security costs	429,866	436,404	491,736
Net charge to in-house pension provisions (Notes 3-j and 20)	45,555	56,420	39,067
Contributions to external pension funds (Note 3-j)	66,422	78,501	93,557
Other expenses	225,791	233,604	329,249

	3,184,102	3,262,587	3,697,428

The average total number of employees in the Group in 2004, 2003 and 2002, by category, was as follows:

	Number of Employees
	2004	2003	2002
Spanish banks-
- Executives	1,054	969	166
- Supervisors	21,427	20,547	20,746
- Clerical staff	7,954	9,309	10,779
- Abroad	662	674	676

	31,097	31,499	32,367
Companies abroad
- Mexico	24,688	25,249	26,304
- Venezuela	5,779	6,724	7,953
- Argentina	3,396	3,685	4,375
- Colombia	3,327	3,473	3,819
- Peru	2,308	2,373	2,323
- Other	4,483	4,452	9,374

	43,981	45,956	54,148
Pension fund managers	5,415	6,181	5,863
Other nonbanking companies	4,211	3,553	3,604

	84,704	87,189	95,982

D.	DIRECTORS’ COMPENSATION AND OTHER BENEFITS-

The detail of the compensation earned in 2004, by item, is as follows:

	Thousands of Euros
Surname, First Name	Board	Board Committees					TOTAL
		Standing Committee	Audit	Appointments and Compensation	Risk	Committee Chairmanship
Alvarez Mezquiriz, Juan Carlos	110	106	15	36	—	—	267
Breeden, Richard C.	300	—	—	—	—	—	300
Bustamante y de la Mora, Ramón	110	—	60	—	60	—	230
Fernández Rivero, Jose Antonio	84	—	—	—	—	113	197
Ferrero Jordi, Ignacio	110	—	60	—	—	90	260
Knörr Borrás, Román	110	140	—	—	—	—	250
Lacasa Suárez, Ricardo	110	—	—	—	60	150	320
Loring Martinez de Irujo, Carlos	84	—	45	27	—	—	156
Medina Fernández, Enrique	110	140	—	—	60	—	310
Rodríguez Vidarte, Susana	110	—	60	—	—	—	170
San Martín Espinós, José María	110	140	—	36	—	—	286
Telefónica de España, S.A.	110	—	—	—	—	—	110

TOTAL	1,458	526	240	99	180	353	2,856

Note:

•	Mr. José Antonio Fernández Rivero received during 2004 additionally to the figures above, a total of €704 thousand in his capacity as BBVA executive early retired.

•	Mr. Gregorio Marañón y Bertrán de Lis received during 2004 a total of €18 thousand in his capacity as a member of the Board.

•	Mr. Jaume Tomás Sabaté received during 2004 a total of €73 thousand in his capacity as a member of the Board.

Bank executive directors earned in this capacity €6,699 thousand, €3,360 thousand and €3,651 thousand, respectively in 2004, 2003 and 2002.

The detail of the compensation received by the executive directors in 2004, by item, is as follows:

	Thousands of euros
	Fixed Compensation	Variable Compensation	Total
Chairman	1,534	2,079	3,613
Chief Executive Officer	1,135	1,748	2,883
Secretary General	515	519	1,034

TOTAL	3,184	4,346	7,530

The detail of the compensation received by the executive directors in 2002, 2003, and 2004, were €10,847, €8,032 and €7,554 thousand, respectively.

As of December 31, 2004 the detail of the welfare commitments to the members of the Board of Directors were as follows:

EXECUTIVE DIRECTORS	2004
Alvarez Mezquiriz, Juan Carlos	181
Bustamante y de la Mora, Ramón	198
Fernández Rivero, José Antonio	39
Ferrero Jordi, Ignacio	197
Knörr Borrás, Román	137
Lacasa Suárez, Ricardo	166
Loring Martinez de Irujo, Carlos	31
Medina Fernández, Enrique	287
Rodríguez Vidarte, Susana	92
San Martín Espinós, José María	276

TOTAL	1,604

Of this accumulated amount €540 thousand has been booked in the consolidated income statement during 2004.

As of December 31, 2004 the detail of the welfare commitments to executive directors was as follows:

Thousands of Euros 2004
Chairman	33,119
Chief Executive Officer	24,709
Secretary General	3,396

TOTAL	61,224

In 2004, €6,292 thousands of euros were recorded with a charge to the income for the year as welfare commitments.

In 2004, medical and accident insurance premiums were paid on behalf of members of the Board of Directors amounting to €95 thousand. Also, in 2004, bank executive directors earned retribution in kind amounting to €2 thousand. As well, in 2004 a cash settlement of the options allocated by BBV in the years 1998 and 1999 on behalf of its employees and directors in the “DOS 1000” program was executed. As a result of this, the Chief Executive Officer received the amount of €22 thousand.

E.	GENERAL EXPENSES-

The breakdown of the balances of this caption in the accompanying consolidated statements of income is as follows:

	Thousands of Euros
	2004	2003	2002
Technology and systems	407,353	370,125	390,541
Communications	178,239	199,132	260,899
Advertising	142,336	134,645	157,891
Buildings and fixtures	297,150	301,354	370,082
Taxes other than income tax	142,122	148,802	165,957
Other expenses	611,939	614,411	728,927

	1,779,139	1,768,469	2,074,297

The balance of the “Other Expenses” account includes the fees accrued by the Group companies to their respective auditors, which amounted to €12,896 thousand in 2004 (€12,972 thousand and €15,789 thousand as of December 31, 2003 and 2002, respectively). Of the 2004 total, €6,766 thousand were incurred in auditing services performed by firms belonging to the Deloitte world organization and €1,920 thousand were incurred to other audit firms (€8,282 thousand and €1,833 thousand, respectively, as of December 31, 2003 and €5,784 thousand and €2,453 thousand, respectively, as of December 31, 2002).

In 2004 the Group engaged these firms to perform non-attest services, the detail of which is as follows:

•	Services provided by other audit firms: €2,817 thousand (€1,283 thousand and €3,780 thousand in 2003 and 2002, respectively).

•	Services provided by Deloitte: €2,342 thousand (€1,575 thousand and €3,862 thousand in 2003 and 2002, respectively), including fees paid to the aforementioned auditors for various services including the preparation of mandatory audit-related reports required by official bodies.

F.	NET INCOME FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD-

The breakdown, by company, of the net balances of this caption in the accompanying consolidated statements of income is as follows:

	Thousands of Euros
	2004	2003	2002
Share in income and losses of companies accounted for by the equity method, net-
Share in income before taxes of nonconsolidated Group companies (Note 12):
BBVA Seguros, S.A.	196,584	179,491	145,910
ANIDA Desarrollos Inmobiliarios, S.L.	73,619	29,025	(5,916)
Seguros Bancomer, S.A. de C.V.	62,492	49,191	44,323
Pensiones Bancomer, S.A. de C.V.	24,103	20,146	19,669
Consolidar Aseguradora de Riesgos del Trabajo, S.A.	7,432	3,544	2,854
Consolidar cía de seguros de vida, S.A.	7,389	3,660	(2,849)
BBVA Seguros Ganadero Cía. de Seguros de Vida, S.A.	6,359	2,297	1,246
Proyecto Mundo Aguilón, S.L.	6,277	2,666	—
Seguros Provincial, C.A.	4,049	3,787	5,642
Unitaria Inmobiliaria, S.A.	2,642	5,755	13,880
BBVA Seguros Ganadero Cía. de Seguros, S.A.	988	1,423	1,847
Other companies, net	18,573	44,368	26,995

	410,507	345,353	253,601

Share in net income of associated companies (Note 11):	386,269	357,085	21,995
Less-
Correction for payment of dividends-
Final or prior years’ dividends	(260,149)	(194,158)	(111,461)
Interim dividends paid out of income for the year	(176,635)	(124,968)	(130,891)

	(436,784)	(319,126)	(242,352)

	359,992	383,312	33,244

G.	EXTRAORDINARY INCOME/LOSSES-

The breakdown of the net balances of these captions in the accompanying consolidated statements of income is as follows:

	Thousands of Euros
	2004	2003	2002
Net special provisions (Notes 14 and 20) (*)	(265,645)	17,951	(384,200)
Other losses arising from pension and similar commitments (Notes 3-j and 20)	(566,238)	(118,328)	(192,846)
Other income arising from adjustment of deferred contributions (Note 3-j)	—	—	3,878
Gains on disposal of property and equipment and long-term investments (Notes 10 and 14)	76,893	44,248	99,646
Recovery of interest earned in prior years	74,479	80,043	73,864
Adjustment of earnings due to currency redenomination (Note 3-b)	(38,063)	(56,611)	4,431
Net charge to the theoretical goodwill relating to Bradesco (Note 4)	—	—	(34,719)
Other extraordinary income (losses), net	(11,189)	(70,238)	(2,635)

	(729,763)	(102,935)	(432,581)

(*)	Includes the net charges to the specific provision for Argentina in 2003 and 2002.

(29)	CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

The 2004, 2003 and 2002 consolidated statements of changes in financial position are as follows:

	Thousands of Euros
	2004	2003	2002
APPLICATION OF FUNDS
Dividends paid	1,350,328	1,108,492	1,252,870
External capital contributions-
Purchase of own shares, net	—	—	21,990
Minority interests, net (Note 22)	1,667,409	784,410	715,330
Subordinated debt (Note 21)	—	—	505,594
Total net lending	22,421,257	8,151,501	—
Fixed-income securities	—	2,973,901	—
Equity securities	3,160,769	51,320	—
Marketable securities	—	—	—
Deposits	—	5,511,458	19,939,069
Financing, net of investment, at credit institutions	—	—	5,540,828
Acquisition of long-term investments-
Purchase of investments in Group and associated companies (Notes 11 and 12)	5,920,327	2,383,404	2,316,991
Additions to property and equipment and intangible assets	1,181,194	1,166,615	999,147
Other asset items less liability items	1,623,558	991,993	3,403,194

TOTAL FUNDS APPLIED	37,324,842	23,123,094	34,695,013

SOURCE OF FUNDS
From operations-
Net income	2,801,904	2,226,701	1,719,129
Add-
- Depreciation and amortization expense	1,215,300	1,215,631	1,439,666
- Net provision for asset writedown and to other special provisions	2,058,818	1,453,532	2,646,688
- Losses on sales of treasury stock, investments and fixed assets	56,825	124,841	309,651
- Minority interests	390,564	670,463	746,919
- Income of companies accounted for by the equity method, net of taxes	—	—	49,151
Less-
- Income of companies accounted for by the equity method, net of taxes	(220,503)	(253,445)	—
- Gains on sales of treasury stock, investments and fixed assets	(722,185)	(722,420)	(770,292)

	5,580,723	4,715,303	6,140,912
External capital contributions-
Increase in capital	1,998,750	—	—
Sale of treasury stock	54,815	13,787	—
Minority interests, net (Note 22)	—	—	714,451
Subordinated debt (Note 21)	1,005,471	1,334,582	—
Financing, net of investment, at credit institutions	6,624,619	5,911,890	—
Deposits	6,001,950	—	—
Total net lending	—	—	8,554,159
Fixed-income securities	936,375	—	13,031,268
Equity securities	—	—	504,413
Marketable securities	9,944,056	6,859,380	2,147,598
Sale of long-term investments-
Sale of investments in Group and associated companies (Notes 11 and 12)	4,868,842	3,458,192	2,879,384
Sale of property and equipment and intangible assets	309,241	829,960	722,828
Other asset items less liability items	—	—	—

TOTAL FUNDS OBTAINED	37,324,842	23,123,094	34,695,013

(30)	OTHER INFORMATION

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

On April 9, 2002, the Central Examining Court Number 5 of the National Appellate Court ordered that these events be investigated in preliminary proceedings which are being conducted at the Court as brief proceedings 23/3 and previous procedures 251/02. Also, it required the Bank of Spain to stay the conduct of its proceeding until the criminal liability that may arise as a result of these events, if any, is determined.

On May 22, 2002, the Council of the Spanish National Securities Market Commission (CNMV) commenced a proceeding against BBVA, S.A. for possible contravention of the Securities Market Law (under Article 99 ñ) thereof) owing to the same events as those which gave rise to the Bank of Spain’s proceeding and the legal proceedings. On January 7, 2003, the CNMV stated that the proceeding was stayed until the final court decision on the criminal proceedings is handed down.

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

Pursuant to Article 127 ter of the Spanish Corporations Law as introduced by Law 262003, on July 17, modifying Securities Market Law 24/1988, on July 28, and the revised Corporations Law, for the purpose of enhancing transparency in listed companies, below is a list of the companies in which the Company’s directors have direct or indirect holdings and whose business activities are the same as, or similar or supplementary to, those making up the corporate purpose of BBVA, S.A.

In no case do the directors perform executive or management duties at these companies.

Below is a list of the companies in which the Company’s directors have direct or indirect holdings and whose business activities are the same as, or similar or supplementary to, those making up the corporate purpose of BBVA, S.A, as of December 31, 2004.

Surname, First Name	Holding
	Company	Number of Shares	Type of Holding
Alvarez Mezquiriz, Juan Carlos	Santander Central Hispano	72	Direct
Breeden, Richard C.	—	—	—
Bustamante y de la Mora, Ramón	—	—	—
Fernández Rivero, José Antonio	—	—	—
Ferrero Jordi, Ignacio	Santander Central Hispano Banco Popular Español	12,990 590	Indirect Indirect
Goirigolzarri Tellaeche, José Ignacio	—	—	—

Surname, First Name	Holding
	Company	Number of Shares	Type of Holding
González Rodriguez, Francisco	Bancoval	76,040	Indirect
Knörr Borrás, Román	Santander Central Hispano	14,724	Indirect
Lacasa Suárez, Ricardo	Banco Popular Español	17,168	Direct
Loring Martínez de Irujo, Carlos	—	—	—
Maldonado Ramos, José	—	—	—
Medina Fernández, Enrique	Banco Popular Español Royal Bank of Scotland	600 443	Indirect Indirect
Rodríguez Vidarte, Susana	—	—	—
San Martín Espinós, José María	Santander Central Hispano	977	Direct
Angel Vilá Boix (Telefónica de España, S.A.)	Banco Sabadell BNP Paribas	3,125 500	Direct Direct

(32)	RECENT DEVELOPMENTS AND DIFFERENCES BETWEEN SPANISH AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES.

(32.1) SUBSEQUENT EVENTS

Transition to International Financial Reporting Standards

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with the International Financial Reporting Standards (IFRSs) previously ratified by the European Union. Therefore, the Group is required to prepare its consolidated financial statements for the year ending December 31, 2005 in conformity with the IFRSs ratified by the European Union at that date.

Under IFRS 1, First-Time Adoption of International Financial Reporting Standards, the Group’s consolidated financial statements for 2005 must necessarily include, for comparison purposes, a consolidated balance sheet as of December 31, 2004, and a consolidated statement of income for the year then ended prepared in accordance with the methods established by the IFRSs in force as of December 31, 2005.

In order to adapt the accounting system of Spanish credit institutions to the new standards, on December 22 the Bank of Spain issued Circular 4/2004 on Public and Restricted Financial Reporting Standards and Model Financial Statements.

As a result of the foregoing, the Group is implementing a project for transition to IFRSs which includes, inter alia, an analysis of the accounting method differences, the selection of the accounting methods to be applied when alternative treatments are permitted and an assessment of the changes in reporting procedures and systems.

As of the date of preparation of these consolidated financial statements, the Group was in the process of preparing the information to enable it to estimate with reasonable objectivity the extent to which the consolidated balance sheet and consolidated statement of income for 2004 will differ from those to be prepared in the future in accordance with the accounting methods contained in the IFRSs in force as of December 31, 2005.

Public exchange offer for BNL shares

On March 28, 2005 the Board of Directors of BBVA approved the launch of a voluntary public exchange offer (the “Offer”) for 2,655,660,664.00 ordinary shares, each of Euro 0.72 nominal value, with full dividend rights, (the “Shares”) of Banca Nazionale del Lavoro (“BNL” or the “Bank”) currently not held by BBVA. The Shares represent 85.675% of the BNL authorised ordinary share capital, as set forth under the by-laws of the Bank, and 85.038% of the BNL total authorised capital (including saving shares).

The Offer´s consideration is represented by newly issued BBVA ordinary shares with full rights, of 0.49 Euros nominal value each. The exchange ratio shall be: 1 newly issued BBVA ordinary share for every 5 BNL ordinary shares tendered.

The Board of Directors of BBVA also resolved to call a General Shareholders’ Meeting of BBVA to discuss and resolve on the following agenda:

The increase of the corporate capital of BBVA, for a nominal amount of Euro 260,254,745.17 by issuing 531,132,133 new ordinary Shares, without pre-emptive rights for existing BBVA shareholders, for the purpose of the exchange provided by the present Offer and, therefore, to be subscribed via a contribution in kind;

The approval by BBVA’s General Shareholders’ Meeting of the aforementioned capital increase was one of the conditions required prior to the beginning of the Acceptance Period. The BBVA’s General Shareholders’ Meeting, celebrated on june 14th, approved the capital increase.

On March 28, 2005 the Board of Directors of BBVA resolved upon the launch of a buy-back program of own shares pursuant to the EC Regulation no. 2273/2003 of the European Commission dated December 22, 2003, subject to the following conditions: (i) the number of shares to be purchased in the scope of the program shall not be higher, included the relevant net sale, than 3.5% of the stock capital of BBVA; (ii) the price of purchase shall be compliant with article 5 of the EC Regulation no. 2273/2003, and in any case it shall not be higher than Euro 14.5 per share; (iii) such program shall remain into force until September 30, 2005; (iv) the program targets, pursuant to art. 3 of such Regulation, will be the reduction of the stock capital of BBVA at the end of the program, by means of a redemption of the acquired shares that, at the end of the program, will remain within the portfolio of own shares of BBVA; (v) the program will be carried out through a company of the BBVA Group, named Corporación Industrial y de Servicios, S.L., who will be the one to issue the purchase, and as may be, sale orders regarding the shares which are the object of the program. Such orders will be dealt with by the brokerage department of BBVA. Effective chinese walls will be established between the persons responsible for the use of privileged information directly or indirectly related to BBVA and the persons responsible for the daily trading on treasury stock of BBVA.

Between April 18 and June 27, 2005, in the scope of the buy-back program of own shares mentioned above, BBVA purchased through Corporación Industrial y de Servicios, S.L. 11,213,799 shares of BBVA S.A. (which represent 0.331% of it’s capital stock).

The acquisition of a controlling shareholding in BNL is consistent with the growth strategy pursued by BBVA, aimed at improving the Group’s positioning in its core sectors of activity (retail banking in Spain, Portugal and South America, consumer credit and corporate banking), and at creating value for its shareholders.

BBVA believes that an expansion of the Group, also by means of geographic diversification of the profits, will lead to the creation of one of the leading banks in Europe, able to provide its customers with all the benefits of a global product offering.

The Italian market, to which BBVA has attributed a strong strategic value since becoming a shareholder of BNL during its privatisation, continues to represent for BBVA an extremely interesting opportunity, not only for its geographical proximity and cultural affinity with the Spanish market, but also, and predominantly, for the significant growth potential of the banking sector in Italy.

Thanks to its international presence and track record in integrating acquired entities, BBVA has a strong commercial know-how – already tested with success on similar customer bases – and significant expertise in improving management processes. BBVA believes it can successfully drive a restructuring process of BNL aimed at broadening and improving the quality of the product offering and increasing operational efficiency. This restructuring process would be based on the following key strategic initiatives:

a) Strengthening of the retail network and integration of the Wholesale Banking.

The initiatives envisaged by BBVA’s industrial plan with regards to BNL’s retail network aim at strengthening and increasing the effectiveness of such network through the rationalisation of the territorial intermediate structure and the implementation of more effective management processes.

As a result of such initiatives, pre-tax revenue synergies (net of restructuring costs) are expected to reach €14 million in 2005, €71 million in 2006 and €89 million in 2007 (or 2.6% of the BNL’s expected total income, based on selected analyst estimates). Investments required to achieve such synergies are estimated at approximately €135 million.

b) Improvement of the operational efficiency.

BBVA’s industrial plan also envisages the continuation of the cost reduction policies already started by BNL’s current management. Initiatives in this area will involve both the network personnel, which will be refocused also through training and repositioning toward more service-oriented and front-office activities, and, more importantly, the central and territorial intermediate structures. The procurement of goods and services will be integrated within the BBVA organisation, with an expected increase in purchasing power and a reduction in costs. As a result of such initiatives, pre-tax cost savings are expected to reach €46 million in 2005, €130 million in 2006 and €193 million in 2007 (or 10.2% of the expected operating costs, based on selected analyst estimates). Investments required to achieve such synergies are estimated at approximately €255 million.

c) Transfer to BNL of systems, processes and competences of BBVA with respect to IT and risk management.

Finally, BBVA plans to share its systems, processes and expertise with BNL in the areas of IT and risk management. With regards to risk management, BBVA’s plan envisages an optimisation of the processes through the restructuring of the organisation and the introduction of new rules and procedures. In particular, BBVA will review the lending procedures to ensure a more thorough assessment and a more rapid response to clients’ loan requests. For this purpose, new structures and procedures will be implemented at the network level, with new scoring and rating tools. The new lending model is expected to reduce, once fully implemented, the loan loss charge level to 0.39%, a level in line with the 0.29% currently achieved by BBVA in Spain.

In terms of the existing NPL portfolio, provisioning will be increased—within the BBVA consolidated financials—by €845 million, raising the coverage ratio (calculated taking into account BNL provisions as well as the aforementioned €845 million within the BBVA balance sheet) to around 90%. The loan recovery activity will be significantly reviewed to reflect BBVA’s approach in the markets where it is present, setting up a dedicated business unit with specific expertise, training and incentive mechanisms as well as a new IT platform.

Total pre-tax synergies expected from the implementation of the business plan amount to €60 million in 2005, €201 million in 2006 and €282 million in 2007.

Based on BBVA EPS as per consensus with the Institutional Broker’s Estimate System estimates, BNL EPS as per selected analyst estimates and the synergies described above, the transaction is estimated to be neutral on BBVA earnings per share in 2005 and accretive in 2006 and 2007 by 1.2% and 2.1% respectively.

On April 8, BNL’s Board of Director’s met to analyse BBVA’s take over bid on BNL and approves it by unanimity, delivering afterwards a public statement in compliance with article 103 of the TUF.

BNL Board of Directors shares the business logic on which the offer is based, valuing also the advantages deriving for BNL and its shareholders. BNL, in fact, would become part, as a relevant factor, of a leading international banking group, while the continuity of the BNL operative strategic direction would be ensured, at the service of the national economy and the Italian clients. Based upon the opinion of the several financial advisors, the Board has considered fair the consideration offered by BBVA.

On April 13, the Commissione Nazionale per la Borsa (“CONSOB”) issued its “Nulla osta” to the publication of the prospectus on the public exchange offer for the ordinary share capital of Banca Nazionale del Lavoro. All the information on the offer can be consulted in this prospectus published on April 22 on the BBVA Group website www.bbva.com.

The offer was subject to the Bank of Italy and European Commission approval. The complete estimated calendar is included in the prospectus of the offer mentioned above. The main key dates of this offer are the following:

Date	Events
22 April 2005	• On this day the prospectus of the offer was available to BBVA shareholders (in accordance with the relevant event notified to the CNMV on April 14)

27 April 2005	• Favourable resolution from the European commission with respect to the operation previously notified.

13 May 2005	• Bank of Italy gives its approval.

18 May 2005

•      After the authorization from the Bank of Italy, BBVA announced an Extraordinary Meeting of Shareholders of BBVA at first call on June 13 and at second call, on June 14 to approve the increase of the share capital to be subscribed via a contribution in kind, for the exchange of BNL shares.

14 June 2005	• Approval of share capital increase to be exchanged for a non cash consideration in Extraordinary Meeting of Shareholders of BBVA

15 June 2005	• Bank of Spain declared no opposition to the tender offer

20 June 2005	• Start the accepted period of the Banca Nazionale del Lavoro S.p.A. Public Exchange Offer

Other events

On April 28, 2005, we acquired all of the common shares of Laredo National Bancshares Inc., a privately-owned financial holding company and bank holding company headquartered in Laredo, Texas for $850 million. The acquisition closed after receiving regulatory approvals from the Board of Governors of the Federal Reserve System and the Bank of Spain.

On January 7, 2005, our Mexican affiliate Grupo Financiero BBVA Bancomer, S.A. de C.V. (“Bancomer”) acquired all of the common shares of Hipotecaria Nacional de Mexico, a privately held Mexican mortgage bank, for $356 million. The acquisition closed after receiving regulatory approvals from the relevant Mexican authorities.

On June 9, 2005, Banco Bilbao Vizcaya Argentaria, S.A. has applied to the Mexican National Banking and Securit Commission for the listing of BBVA shares in the Mexican Stock Exchange.

The Shareholder’s Meeting held on February 26, 2005 approved, among other agreements, the following:

•	BBVA’s annual report for the year 2004.

•	Approval of the final dividend of € 1,498,846 thousand.

(32.2)	DIFFERENCES BETWEEN SPANISH AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES.

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

•      Global Integration Method (full consolidation): this method is applied to all the companies that are directly or indirectly more than 50% owned by the Bank or, if less than 50% owned, are effectively controlled by the Bank, whose business activities do not differ from those of the Bank and which constitute, together with it, a single decision-making unit.

•      Generally, consolidation is required for, and is limited to, all investments that are directly or indirectly controlled by the investor, which is usually evidenced by ownership of a majority of the voting shares of the investee. Even when 50% of the voting interest is not owned, consolidation is appropriate if by contract, lease or agreement the investor has control over the venture.

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

•      Proportional Integration Method: this method is applied to all the companies whose line of business is directly related to those of the Bank, and which at least 20% owned by the Bank and managed jointly with another shareholders. This method is applied as follows:

• Proportional Integration Method is not generally permitted under U.S. GAAP.

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

•      Equity Method: it is applied to all the companies that are directly or indirectly more than 50% owned by the Bank or, if lees than 50% owned, are effectively controlled by the Bank, whose business activities differ from those of the Bank (See Note 12 - Investment in Group Companies).

• These subsidiaries should be consolidated for U.S. GAAP. The effect of consolidating these companies is shown in Note 32.2.D.3 in this 2004 Form 20-F.

• Under Spanish GAAP there are no similar requirements.

•      According to FIN 46R, it requires certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, to be unconsolidated.

It also requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved.

Investment in Affiliated Companies	Investment in Affiliated Companies

Investments in listed affiliated companies owned over 3% and in unlisted affiliated companies owned over 20% are	Investments in affiliated companies which enable the investor to exercise significant influence over the

generally accounted for by the equity method. See Note 11, “Investments in Non-group companies”.	investee are accounted for by the equity method. An investment over 20% but less than 50% should lead to a presumption of significant influence.

•      Sometimes, BBVA Group maintains holdings in specific “Non-Group companies” with different purposes. Under Spanish GAAP despite the different purposes of these holdings and the different accounting treatment of them, as a portion of the specific holding should be classified as “Affiliated Company” (“Non-Group Companies” under Spanish GAAP”) the whole holding is classified as “Non-Group Companies” in the Balance Sheet. The purpose of a portion of the specific holding is to exercise a significant influence over the investee that will be held on a long-term basis. Therefore this portion is classified as “Affiliated Companies” (Long Term Investments in Note 11) and it is accounted for by the equity method. The purpose of any additional interest in an specific holding (“Non-Group company”) can vary (tax purposes, market purposes,…) and this portion is classified as Available for sale or Trading (“Other Investments in associated companies “ in Note 11).

•      Trading securities are stated at market value, and differences between market value and book value are reported in the statement of income.

•      Available-for-sale securities are measured at fair value and unrealized gains and losses, including the effect of hedges, are reported as a net amount within Accumulated Other Comprehensive Income.

•      Some of the holdings in “Non-group Companies” classified as “Available for Sale” are hedged. BBVA Group trades equity swaps to hedge market risk. The strike prices of equity swaps are always the same as the carrying values of the hedged securities at the inception of the hedges. This means that any variation in the fair value of the hedged item (securities) will be very similar to the variations in the fair value of the equities. This is due to the fact that derivative instruments used are rolled over every month. Under Spanish GAAP the accounting treatment is as follows:

Under U.S. GAAP, this kind of hedges are fair value hedges. Therefore, both hedged item and hedging item should be registered at fair value, and changes in fair value shall be recognized in the income statement. As there is no significant ineffectiveness the net effect in earnings would be close to zero. Accordingly, there are not any adjustments in the reconciliation of Net Income and Stockholders’ equity concerning this matter

• All settlements produced by the equity swaps are recorded as an asset or a liability on the balance sheet.

• Net effect in the income statement is nil.

SPANISH GAAP	U.S. GAAP
Deferred charges

(See Note 3-f)

Capital increase expenses are amortized over a five-year period.	These expenses are classified as a reduction of Stockholders’ Equity when incurred.

Start up activities expenses are amortized over a five-year period.	These expenses are accounted for as non-interest expenses, as incurred.

Treasury stock

(See Notes 3-i and 23)

Gains or losses on transactions with Bank shares owned by consolidated companies are accounted for as extraordinary results.	The results of transactions in parent company shares (treasury stock) are reflected at cost and are accounted for in “Additional paid-in capital” and have no effect on the income statement.

Loans granted to shareholders and employees for the acquisition of treasury stock are recorded in the consolidated balance sheets under Loans and Leases.	Loans granted to shareholders and employees for the acquisition of parent company stock are recorded as a reduction of Stockholders’ Equity.

These shares are reflected at cost, net, where appropriate, of the allowance recorded with a charge to retained earnings to write them down to the lower of consolidated underlying book value or market price.

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

All intangible assets shall be amortized. The amortization periods differ for each intangible asset class.

Pension plan and early retirements

(See Notes 2-f, 2-g, 3-j y 20)

Pension commitments, since year 2000, are covered either by insurance contracts or external pension funds. All interest and actuarial risks have been transferred to the insurance company or the pension fund together with the plan assets, which are higher than pension liabilities.	U.S. Financial Accounting Standard No. 87 provides detail guidance regarding the accounting for pension liability and cost. This guidance requires the recording of the excess of a defined actuarial valuation of the present value of post retirement benefits over the adjusted fair value of plan assets maintained in an external fund.

Changes in pension liability due to amendment of the plans, are treated as prior service costs. Such differences are amortized over a maximum period of 15 years, that is always lower than the average remaining service period of active employees. These amounts are fully funded as of December, 31 2004.	Changes in pension liability or asset values resulting from experience different from actuarial estimates are treated as actuarial gains and losses. Changes in pension liabilities due to amendment of pension plans are treated as prior service cost. Such gains and losses and prior service cost may be amortized, by the straight-line method over a period not exceeding the average remaining service period of active employees, or by charges to income in the period incurred.

As a consequence, neither assets (apart from the prior service costs) nor liabilities are recorded in the balance as of December 31, 2004.	Amounts recognized as expense may differ from amounts funded in the same year. The accrual of pension expense is intended to effectively match the full cost of the expected pension benefits to the period of employee service.

The Group charges into the income statement, the amortization of the prior service costs and the contributions and insurance payments corresponding to the cost of the service of the employees in the current year.	Early retirement costs are charged against income when they are as incurred.

Early retirement costs charged against income when they are incurred.	These charged to retained earnings are not accepted under U.S. GAAP.

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

The accounting of profits or losses from these instruments depends on its designation as part of a hedging relationship.	The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation.

Transactions aimed at eliminating or significantly reducing interest, foreign exchange or equity risks of specific assets or liabilities, or other operations, are designated as hedging transactions (specific hedges). Besides, transactions used to hedge global interest or equity risk exposure arising on its management of correlated assets, liabilities and future transactions, are designated as hedging transactions (macro hedges). In addition it is required that they are under the control of a	For a derivative to be designed as a hedging instrument some explicit conditions must be met, among others the hedge should be documented, identifying the risk to hedge and how effectiveness is being assessed. Also there are some specific elements that are not eligible to part of an accounting hedging relationship.

conservative, consistent and integrated system that measures, controls and manages the risk and the results of the operations involved.

Non-hedging transactions arranged on organized markets are valued at market price, and market price fluctuations are recorded in full in the consolidated statements of income.	For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change.

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

Given that loans are presented on the balance sheet net of their credit allowances, there is not difference in the amounts disclosed on the balance sheet under Spanish or U.S. GAAP

Loan origination Fees Loans origination fees are recorded when collected and charges direct origination costs when incurred.	Loan origination Fees Under SFAS 91 loans origination fees and certain direct loans origination costs should be recognized over the life of the related loan as an adjustment of yield.

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

Transfers of Financial Assets

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

c. The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

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

Spanish GAAP does not consider Qualifying Special Purpose Entities as contemplated by SFAS 140

If a transfer of financial assets in exchange for cash or other consideration (other than beneficial interests in the transferred assets) does not meet the 3 criteria for a sale describe above, the transferor and transferee shall account for the transfer as a secured borrowing with pledge of collateral.

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

Additionally, for all guarantees representing potential risks for the Group a provision is recognized following the same provisioning criteria of fair value or potential loss as applied to other relevant risks (i.e. customer loans).

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

Guarantees, Contingent liabilities and Commitments

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

Accounting practices used by the Bank in preparing the consolidated financial statements conform with Spanish GAAP, but do not conform with U.S. GAAP. A summarized reconciliation of stockholders’ equity as of December 31, 2004, 2003 and 2002 and net income for the years 2004, 2003 and 2002 to U.S. GAAP is set forth below.

The following tables set forth the adjustments to consolidated net income and to consolidated stockholders’ equity which would be required if U.S. GAAP had been applied to the accompanying consolidated financial statements:

	Item #	Increase (Decrease) Year Ended December 31,
		2004	2003	2002
	(Thousands of Euros, except per share data)
NET INCOME
As reported in the annual report to stockholders in the statutory approved financial statements		2,801,904	2,226,701	1,719,129
Adjustments to conform to U.S. GAAP:
Business Combination with Argentaria: Amortization of surplus allocated to specific assets and liabilities	1	(18,868)	(55,899)	(154,690)
Reversal of the net effect of the restatement of fixed assets and equity securities and valuation of assets received in payment of debts	2	18,599	49,978	68,361
Effect of following the equity method of accounting for investments in affiliated companies	3	(13,191)	(108,450)	(59,731)
Pension plan cost	4.1	(12,209)	(12,209)	(12,209)
Early retirements	4.2	200	(799,242)	(498,745)
Termination indemnities	4.3	20,503	2,083	(3,276)
Accounting of goodwill	5	66,885	402,429	203,229
Gains on transactions with parent company shares and stock options owned by subsidiaries accounted for as income for the year	6	(41,437)	23,363	24,585
Loan adjustments	7	204,882	183,759	221,616
Valuation of investment securities	9	59,404	(482,089)	425,795
Expenses of capital increases	10	29,072	22,764	21,958
Start up expenses	10	8,682	42,894	13,120
Derivative instruments and hedging activities (SFAS 133)	11	(41,725)	207,460	(126,660)
Translation of financial statements in high-inflation countries	12	35,674	38,654	13,114
Tax effect of above mentioned adjustments	13	(112,785)	161,705	(22,714)
Effect of following SFAS 109 in the accounting for income taxes for each year	13	89,753	1,999	8,613
BBV Brasil transaction	14	—	—	4,251

Net income in accordance with U.S. GAAP		3,095,343	1,905,900	1,845,746
Other comprehensive income, (loss) net of tax:
Foreign currency translation adjustments		(308,751)	(922,506)	(1,864,977)
Unrealized gains on securities:
Unrealized holding gains (losses) arising during period, net of tax		874,845	2,133,816	(969,526)
Reclassification adjustment, net of tax		(274,599)	(1,079,792)	(393,139)

		600,246	1,054,024	(1,362,665)
Derivative instruments and hedging activities		(11,375)	(44,786)	72,039

Comprehensive income (losses) in accordance with U.S. GAAP	15	3,375,463	1,992,632	(1,309,857)
Net income per share (Euros)	16	0.918	0.596	0.577

	Item #	Increase (Decrease) December 31,
		2004	2003	2002
	Thousands of Euros
STOCKHOLDERS’ EQUITY
As reported under Spanish GAAP in the accompanying consolidated balance sheets (Note 2-d)		16,037,960	12,774,225	12,602,440
Adjustments to conform to U.S. GAAP:
Business Combination with Argentaria Purchase Argentaria Effect	1	5,603,166	5,622,034	5,677,933
Reversal of the net effect of the restatement of fixed assets and equity securities and valuation of assets received in payment of debts	2	(297,511)	(316,110)	(366,088)
Effect of adjustments to conform to U.S. GAAP for investments in affiliated companies	3	(447,532)	(423,057)	(276,004)
Pension plan cost	4.1	122,098	134,307	146,516
Early retirements	4.2	—	(200)	(374)
Termination indemnities	4.3	60,076	39,573	37,490
Accounting of goodwill	5	(499,362)	(220,925)	(131,575)
(Gains) losses on transactions with parent company shares and stock options owned by subsidiaries accounted for as income for the year	6	27,655	28,213	26,752
Loan adjustments	7	1,069,772	859,725	675,966
Reduction for employee loans issued to purchase shares of capital Stock	8	(12,139)	(1,766)	(2,479)
Valuation of investment securities	9	3,516,460	2,246,846	1,105,931
Expenses of capital increases	10	(48,093)	(32,302)	(53,051)
Start up expenses	10	(8,068)	(16,750)	(68,319)
Derivative instruments and hedging activities (SFAS 133)	11	61,055	150,378	15,067
Translation of financial statements in high-inflation countries	12	(309,410)	(246,262)	(158,423)
Tax effect of above mentioned adjustments	13	(1,434,416)	(956,926)	(268,278)
Effect of following SFAS 109	13	23,561	(57,969)	(59,968)
BBV Brasil transaction	14	—	—	4,251

Stockholders’ equity in accordance with U.S. GAAP		23,465,272	19,583,034	18,907,787

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

(thousands of euro)
Approximate Argentaria net worth as of January 28, 2000 under Spanish GAAP	3,454,449

Reversal of the net effect of the restatement of fixed assets and equity securities	(129,338)
Reduction for employees and third party loans issued to purchase shares of capital stock	(122,606)
Goodwill amortization adjustments	100,734
Up-front premium reversal	107,888
Valuation of investment securities	1,926,143
Effect of adjustments to conform to U.S. GAAP for investments in affiliated Companies	(87,167)
Tax effect of above mentioned adjustments	(607,916)
Other adjustments	34,601
Subtotal	1,222,339

Approximate Argentaria net worth as of January 28, 2000 under U.S. GAAP	4,676,788

- Revaluation of property and equity securities

Certain of the Spanish and foreign consolidated companies had stepped up (increased) the cost and accumulated depreciation of property and equipment and, where appropriate, the carrying values of their equity investment securities pursuant to the relevant local legislation. Also, the buildings and equity securities owned by certain of the companies in the Group, whose shareholders´ meetings adopted merger resolutions in 1991, were stepped up. Under U.S. GAAP these step ups are not permitted to be reflected in the financial statements.

- Employee and other third party loans

Certain Group banks granted loans to shareholders, employees and customers for the acquisition of Argentaria, Caja Postal y Banco Hipotecario, S.A. shares. Under Spanish GAAP, these loans were recorded in the consolidated financial statements under the caption “Credit, Loans and Discounts”. Under U.S. GAAP, these loans should be recorded as a reduction of stockholders´ equity because the only recourse for collection was the shares themselves.

- Goodwill

The general policy of the Group was to amortize goodwill over a maximum period of 10 years. However, a different period was used to amortize goodwill in some of the subsidiaries acquired. For purposes of calculating the effect of applying U.S. GAAP, goodwill arising on acquisitions has been amortized in 10 years.

Additionally, in 1998 and as a result of the merger, goodwill from Banco Exterior de España, S.A. was fully written off for Spanish GAAP purposes. Under U.S. GAAP the goodwill is amortized over the estimated economic life as there was no economic or fair value basis for the impairment made under Spanish GAAP.

- Up-front premium reversal

In 1998 the Bank arranged hedging transactions for which it paid a premium, which was recorded under the “Extraordinary Losses” caption in the statement of income for 1998, to mitigate the adverse effect of the negative spread that arise between the average return on the mortgage loans financed by certain mortgage bonds and the fixed interest rates of such mortgage bonds. Under U.S. GAAP, the premium was recognized at inception as an asset, amortized over the life of the hedging transaction under FAS 80 and that upon adoption of FASB 133 the derivative has been recorded at fair value through income, as it does not qualify for hedge accounting under U.S. GAAP.

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

6,315,622

For U.S. GAAP purposes, BBVA amortizes the excess of the fair value assigned to the specific items over their remaining life. The amortization of the excess allocated to specific assets and liabilities amounts €18,868 thousand (net of tax), €55,899 thousand (net of tax) and €154,690 thousand (net of tax) in 2004, 2003 and 2002, respectively.

Up to December 31, 2001 BBVA amortized the goodwill on a straight line basis over a period of 25 years. From January, 2002 BBVA stopped the amortization of the remaining goodwill pursuant to the SFAS 142 and it has been assigned to different Reporting Units and tested for impairment as described in Item 32.2.B.5.

2. Revaluation of property and equity securities and valuation of assets received in payment of debt -

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

The amounts of the adjustments indicated below have been calculated to reflect the reversal of the additional depreciation on the revalued property and equipment (€9,312 thousand, €9,757 thousand and €10,088 thousand in 2004, 2003, and 2002, respectively) and the additional income that would have resulted if the Group had not restated the equity securities and fixed assets that have been sold (€15,033 thousand, €11,248 thousand and €58,273 thousand in 2004, 2003 and 2002, respectively). The adjustment to stockholders’ equity reflects the reversal of the unamortized revaluation surplus.

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

Under U.S. GAAP, this provision should not be recorded, therefore an adjustment to net income and stockholders’ equity reflects the reversal of that provision up to the appraisal value of the asset.

This adjustment supposes a decrease in net income of €5,746 thousand and increase in net income of €28,973 thousand, in 2004 and 2003, respectively, and an increase in stockholders’ equity of €23,227 thousand and €28,973 thousand, in 2004 and 2003, respectively.

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

Except for BNL, all affiliates in which the Group holds an ownership interest of less than 20% and are accounted for by the equity method according to Spanish GAAP, must be accounted for at market value, if the securities have readily determinable market value, according to U.S. GAAP. If the securities do not have readily determinable market value, they are accounted for at cost under U.S. GAAP.

In this adjustment we change the valuation of these holdings (less than 20%) from the equity accounting method to lower of cost or market. The final adjustment to meet SFAS 115 is done, together with all other securities, in the Valuation of Investment Securities described in Item 9 below.

This adjustment reflects the reversal of effects in net income and stockholders’ equity of accounting by the equity method holdings in affiliated companies less than 20% and in which the Group does not have significant influence. This adjustment includes:

•	Reversal of the amortization of goodwill recorded under equity method. This effect results in increasing net income in €46,217 thousand, €228,273 thousand and €117,504 thousand in 2004, 2003, and 2002, respectively.

•	Reversal of the net income of affiliated companies incorporated to Consolidated Financial Statements by the equity method. This effect results in reversing income of €376,290 thousand in 2004, €356,223 thousand in 2003 and €45,545 thousand in 2002.

•	Reversal of gains or losses from sales in affiliated companies due to the book value of an investment less than 20% accounted for by the equity method in the consolidated financial statement differs from the book value recorded under U.S. GAAP. This effect results in increasing net income in €136,106 thousand, €179,559 thousand and €84,103 thousand in 2004, 2003 and 2002, respectively.

•	Reversal of elimination of dividends distributed by affiliated companies to the parents companies, and others. The total effect of this reversal increases net income by €180,776 thousand in 2004 and decreases net income by €160,059 thousand and €215,793 thousand in 2003 and 2002, respectively.

Banca Nazionale del Lavoro S.p.A.

In 2004, 2003 and 2002, the Group holds an ownership interest in BNL of less than 20%. According to Spanish GAAP BNL was accounted for by the equity method in these three years.

Under U.S. GAAP, BNL was included in the available for sale portfolio in 2003 and 2002. In 2004, due basically to a shareholder’s agreement reached in March 2004 (that let BBVA control the 28.3% of BNL’s capital and have 8 of a total of 15 directors in the Board of Directors) and to the Public Exchange Offer announced for the shares of BNL (see Note 32.1.), the Group accounted for by the equity method the ownership interest in BNL.

The APB 18, “The Equity Method of Accounting for Investments in Common Stock”, states that an investment in common stock of an investee that was previously accounted for on other than the equity method may become qualified for use of the equity method by an increase in the level of ownership described in paragraph 17 (i.e., acquisition of additional voting stock by the investor, acquisition or retirement of voting stock by the investee, or other transactions). When an investment qualifies for use of the equity method, the investor should adopt the equity method of accounting. The investment, results of operations (current and prior periods presented), and retained earnings of the investor should be adjusted retroactively.

If BNL would have been accounted for by the equity method in 2003 the net income and the stockholder´s equity of the Group would not have had any significant variation. In 2002 the net income and the stockholder´s equity of the Group would have decreased by €30,484 thousand and the basic and the diluted earning per share would have decreased from 0.577 to 0.568.

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

These amounts are being amortized over a maximum period of 14 years in the case of external pension plans and 9 years in the case of insurance contracts in accordance with Spanish legislation (under U.S. GAAP maximum period for amortization is higher than under Spanish GAAP both for active employees and inactive participants of the plans). These periods include the year 2000, in which the first installment was paid. The Group has recorded an increase in net income in 2004 as amortization of these differences of €1,549 thousand (this supposed a decrease in net income of €75,661 thousand and €99,665 thousand in years 2003 and 2002, respectively). After previous years adjustments, unrecognized net gain or loss and unrecognized prior service cost as of December 31, 2004 amount to €689,178 thousand (€746,731 thousand and €849,980 thousand in years 2003 and 2002, respectively). As of December 31, 2002 all the amounts corresponding to these obligations of the Pension Plans have already been paid.

For year 2004 contributions made by companies in Spain to the defined contribution pension plans amount to €37,834 thousand (€40,123 thousand and €43,037 thousand in years 2003 and 2002, respectively). Additionally, costs of annuity contracts charged to income in 2004, amounts to €19,143 thousand (€28,243 thousand and €36,715 thousand in years 2003 and 2002, respectively).

Pension plans of BBVA Bancomer

Obligations for pensions and other postretirement benefits in BBVA Bancomer are covered mainly under defined benefit pension plans, whereas others are covered under defined contribution pension plans. Both types of pension plans are carried out as internal provisions.

The following table is the reconciliation in the defined benefit pension plan of the Projected Benefit Obligation:

	Thousand of Euros
	2004		2003
Change in benefit obligation:	Pension Benefits	Healthcare benefits	Pension Benefits	Healthcare benefits
Projected benefit obligation (PBO) at the beginning of the year	385,188	200,086	434,021	241,151
Initial Adjustment	—	9,988	—	—
Prior service cost	59,232	—	39,769	—
Total service cost at year end	9,958	3,236	11,194	2,937
Interest cost	21,864	8,459	20,685	7,719
Benefits paid	(24,450)	(4,528)	(26,632)	(4,067)
Gains & losses	4,470	6,655	3,220	6,782
Settlements	(69)	—	(112)	—
Others	1,021	—	802	—
Foreign currency exchange rate changes	(37,212)	(11,888)	(97,759)	(54,436)
Projected benefit obligation (PBO) at the end of the year	420,002	212,008	385,188	200,086

Weighted average actuarial assumptions used in the accounting for the defined benefit pension plan are as follows:

	2004	2003
Life Expectancy table before retirement	Mexican basic experience 62-67	Mexican basic experience 62-67
Life Expectancy table after retirement	EMSA-Sex	Table Standard Annuity 1937
Discount rate	5.0%	5.5%
Salary increase rate	1.0%	1.5%
Rate of increase in taxation groups of Social security benefits	0%	0%
Expected return on assets	5.0%(*)	5.5%(*)

(*)	Expected rate of return on assets will be determined every year in accordance to the composition of the portfolio attached to the plan during that year. This rate must be always higher than the technical interest rate. The expected return on Assets is calculated by Internal rate of return or Yield to Maturity (YTM), defined as the discount rate al which the present value of all future payments would equal the present price of the assets. The Expected Return on assets assumptions was developed through the analysis of real return on assets of CETES.

(**)	In the postretirement healthcare benefits the following assumptions are made:

•	Medical services cost increase rate 2 % because of the inflation and,

•	An age-related table of medical cost increase rate.

Those actuarial assumptions were approved by Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission).

A reconciliation of the fair value of plan assets, is as follows:

	Thousand of Euros		Thousand of Euros
	2004		2003
Change in Plan Assets:	Pension Benefits	Healthcare benefits	Pension Benefits	Healthcare benefits
Fair Value of Plan Assets at beginning of the year	322,681	26,778	367,858	16,581
Initial Adjustment	(1,558)	351	—	—
Actual return on plan assets	28,622	1,344	41,039	627
Transfer from Other Entities	563	—	3,093	—
Settlements	(69)	—	(112)	—
Employer Contribution	21,436	17,007	20,850	16,811
Plan participants’ contribution	—	—	—	—
Benefits paid	(24,450)	(4,528)	(26,632)	(4,067)
Foreign currency exchange rate changes	(21,129)	(1,531)	(83,415)	(3,174)
Fair Value of Plan Assets at the end of the year	326,096	39,421	322,681	26,778

Funded status as of December 31, 2004 and 2003:

	Thousand of Euros			Thousand of Euros
	2004			2003
Funded status December 31:	Pension Benefits	Healthcare benefits	TOTAL	Pension Benefits	Healthcare benefits	TOTAL
Fair Value of Assets	326,096	39,421	365,517	322,681	26,778	349,459
Accumulated Benefit Obligations	385,004	162,040	547,044	362,250	148,940	511,190
Overfunded (unfunded) status of ABO	(58,908)	(122,619)	(181,527)	(39,569)	(122,162)	(161,731)
Unrecognized Prior Service Cost	59,232	122,619	181,851	39,769	122,162	161,931
Prepaid (Accrued) Benefit Cost	324	—	324	(200)	—	(200)

Amounting recognized in the financial statements at December 31, 2004 and 2003 are as follows:

	Thousand of Euros
	2004			2003
	Pension Benefits	Healthcare benefits	TOTAL	Pension Benefits	Healthcare benefits	TOTAL
Minimum Liability	(58,908)	(122,619)	(181,527)	(39,569)	(122,162)	(161,731)
Intangible Assets	59,232	122,619	181,851	39,769	122,162	161,931
Net amount recognized at the end of the year	324	—	324	(200)	—	(200)

The disclosure of Net Periodic Cost during 2004 and 2003 is as follows:

	Thousand of Euros
	2004		2003
Net Periodic Cost (Income)	Pension Benefits	Healthcare benefits	Pension Benefits	Healthcare benefits
Prior Service Cost	4,771	6,637	3,471	6,763
Service cost at year end	10,658	3,298	11,830	2,993
Interest cost	23,102	8,497	21,644	7,754
Expected return on Asset	(16,759)	(1,402)	(15,730)	(683)
Net Periodic Cost	21,772	17,030	21,215	16,827

Contribution expected to be paid during the next fiscal year:

	Thousand of Euros
	(*)
Net Periodic Cost (Income)	Pension Benefits	Healthcare benefits
Service cost at year end	11,043	9,486
Interest cost	24,483	8,744
Expected return on Asset	(15,682)	(1,924)
Other	8,299	7,189
Net Periodic Cost	28,143	23,495

(*)	Using the same actuarial assumptions used for the defined benefit pension

Plan Assets

Investment strategy

The Company’s policy is to invest the assets in a prudent manner for the exclusive purpose of providing benefits to participants. The Company’s investment strategy is designed to provide a total return on assets that, over the long-term, increases the ratio of assets to liabilities. The investment strategy uses allocation as a principal determinant for establishing the risk/reward profile of the assets. This strategy must follow some requirements established by Mexican legislation.

According to Mexican legislation, the pension commitments can be hedged by:

•	At least 30% must be invest in Mexican Federal Government securities;

•	Other securities authorized by supervisory (Mexican National Banking and Securities Commission); and

•	Mortgage loans.

- Defined benefit pension plan

The Pension Plan asset allocation at December 31, 2004 and 2003 by asset category is as follows:

Asset Category	Percentage of Plan Assets at December 31, 2004	Percentage of Plan Assets at December 31, 2003
Mexican Federal Government securities	43.98%	34.64%
Other Debt securities	34.62%	52.01%
Equity securities	20.66%	12.32%
Mortgage loans	0.74%	1.03%

- Long services bonus

The Pension Plan asset allocation at December 31, 2004 and 2003 by asset category is as follows:

Asset Category	Percentage of Plan Assets at December 31, 2004	Percentage of Plan Assets at December 31, 2003
Mexican Federal Government securities	69.76%	62.22%
Other Debt securities	0.0%	32.76%
Equity securities	30.24%	4.99%
Cash	0.0%	0.03%

- Other post-retirement benefits

The Pension Plan asset allocation at December 31, 2004 and 2003 by asset category is as follows:

Asset Category	Percentage of Plan Assets at December 31, 2004	Percentage of Plan Assets at December 31, 2003
Mexican Federal Government securities	90.47%	100%
Equity securities	9.53%	0.0%

Projected Benefit Payments

Benefit Payments projected to be made from the Pension Benefit Plan and Healthcare Benefit Plan are as follows:

Year	Pension Benefit Plan Thousands of Euros	Healthcare Benefit Plan Thousands of Euros
2005	23,553	9,516
2006	27,077	9,755
2007	27,643	10,040
2008	28,200	10,368
2009	28,564	10,720
2010	29,007	11,093
2011	29,259	11,439
2012	30,029	11,843
2013	30,962	12,339
2014	32,253	12,910

Defined contribution Plan

Also, BBVA Bancomer has an established pension plan denominated “Defined Contribution”, to which defined contributions are made based on a payroll percentage as of March 1, 2001. Over the long term this plan will replace the defined benefits plan, which generates the previous liability, and currently 12,956 employees participate in this plan. Apart from the defined benefit monthly retirement pension, benefits will be paid in the event of early retirement, death, or total permanent disability, through defined contributions to a personal employee fund.

During year 2004, 1,593 employees (1,277 employees and 2,166 employees in year 2003 and 2002, respectively) whose pension obligations were covered under the defined benefit pension plan moved to the defined contribution pension plan. As a consequence of this transfer, provision allocated in the defined benefit pension plan was reallocated in the provision for the defined contribution pension plan. Therefore, from the total increase of the internal provisions for the defined contribution pension plan in year 2004 €86 thousand (€112 thousand and €2,412 thousand in years 2003 and 2002, respectively) came from the transfer of provisions from the defined benefit pension plan.

In addition of this transfer, the cost recognized for the defined contribution pension plan in year 2004 amounts to €5,870 thousand (€7,327 thousand and €9,474 thousand in 2003 and 2002, respectively).

At December 31, 2004, 2003 and 2002, the assets of this plan and its obligations are €44,813 thousand (Mexican $680,367 thousand), €41,456 thousand (Mexican $588,190 thousand) and €45,627 thousand (Mexican $500,532 thousand), respectively.

4.2. Early retirements-

As indicated in Note 2-g, in 2004, 2003 and 2002 the Group offered certain employees the possibility of taking early retirement before the retirement age stipulated in the current collective labor agreement. In 2004 the Group charged the total cost arising from the early retirement to the “Extraordinary Losses” caption, instead of to the “Retained earnings” in 2003 and 2002.

Under U.S. GAAP, the costs incurred for early retirements should be recognized in net income at the moment when the early retirement actually takes place.

This adjustment registered in net income the cost from early retirements recorded in reserves under Spanish GAAP and amounted to €799,416 thousand and €499,177 thousand in 2003 and 2002, respectively. In 2004 no adjustment is needed in the reconciliation to U.S. GAAP.

Otherwise, this adjustment to net income registers in net income the cost of changing the cash-basis procedure applied by certain Group banks to accrual principle (€200 thousand, €174 thousand and €432 thousand in 2004, 2003 and 2002, respectively).

4.3. Termination indemnities-

As indicated in Note 3-k, as required by Bank of Spain Circular 5/2000, the Group has recorded an in-house provision to cover the contractual termination benefits for terminations or dismissals additional to those provided for by current legislation on a general basis. In addition, several companies of the Group have recorded additional provisions to cover future reorganization costs (basically termination indemnities). Under U.S. GAAP, an employer that provides contractual termination benefits shall recognize a liability and a loss when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated.

As of December 31, 2004, 2003 and 2002 there is no labor force reduction plan. Therefore, under U.S. GAAP these provisions should be reversed. This adjustment gives rise to an increase in net income of €20,503 thousand and €2,083 thousand in 2004 and 2003, respectively, and a decrease in net income of €3,276 thousand in 2002, and an increase in stockholders’ equity of €60,076 thousand, €39,573 thousand and €37,490 thousand in 2004, 2003 and 2002, respectively.

5. Accounting of goodwill-

The disclosure of this adjustment is as follows:

	Thousand of euros
	Stockholders’ equity			Net Income
	2004	2003	2002	2004	2003	2002
Goodwill charged to reserves in 1998 and 1999	65,522	65,522	65,522	—	—	—
Different period of amortization of goodwill reversed	98,948	98,948	98,948	—	—	—
Reversal of amortization under SP GAAP	1,312,558	970,477	559,400	342,081	411,077	559,400
Amortization under Spanish GAAP not reversed under U.S. GAAP	(154,074)	(154,074)	(154,074)	—	—	(154,074)
Impairment under U.S. GAAP	—	—	—	—	—	(66,917)
Exchange differences	(1,463,232)	(1,240,752)	(748,971)	—	—	—
Sale of BBVA Brasil	—	—	—	—	—	(137,812)
Others	(195)	242	48	(435)	192	(44,920)
Subtotal	(140,473)	(259,637)	(179,127)	341,646	411,269	155,677
Cancellation Negative Goodwill in consolidation	37,238	38,712	47,552	(1,474)	(8,840)	47,552
Adjustment 5 in reconciliation to U.S. GAAP (*)	(103,235)	(220,925)	(131,575)	340,172	402,429	203,229

The mains reasons that cause a difference between Spanish GAAP and U.S. GAAP in the amount of goodwill are the following ones:

Goodwill charged to reserves in 1998 and 1999

Goodwill that arose in 1998 and 1999 as a result of mergers and acquisitions through share exchanges was amortized in full with a charge to reserves, which was not acceptable under U.S. GAAP. Under U.S. GAAP the goodwill was amortized until 2001 over a period of ten years except for the goodwill arising in 2000 in the merger of Banca Catalana, S.A., Banco de Comercio, S.A., Banco de Negocios Argentaria, S.A. and Banco de Alicante, S.A. where the economic life was five years. Since 2001, as it is required in SFAS 142, goodwill is not amortized.

(*)	This amount does not include the effect of the step acquisition of BBVA Bancomer.

Different period of amortization of goodwill reversed

In 1996 and 1997, BBV Group accounted for the impairment of part of the goodwill relating to investments in Latin America. This impairment was due to a conservative criterion and not based on any economic or fair value of the Latin America reporting units and therefore an impairment under both Spanish and U.S. GAAP did not apply. Since the impairment did not comply with Spanish GAAP the auditor disclosed a qualification in their local auditors’ report. However under U.S. GAAP this impairment was reversed. This adjustment reflects the register of goodwill that under U.S. GAAP should not be impaired in prior years.

Reversal of amortization under Spanish GAAP

As it is required in SFAS 142, it is necessary to reverse the amortization recorded under Spanish GAAP (€342,081 thousand in 2004, €411,077 thousand in 2003 and €559,400 thousand in 2002). In 2002 the amortization of Goodwill related to some reporting units was considered impaired based on the test basis performed and therefore it was not reversed amounting to €154,074 thousand.

Exchanges differences

For Spanish GAAP purposes the goodwill arising on acquisitions, when the parent company is the direct acquirer of companies abroad, is translated to euros at the exchange rates prevailing at the time the goodwill arises. For U.S. GAAP purposes the goodwill is considered as a foreign currency asset and is translated at the year-end exchange rate.

Sale of BBVA Brasil

As of January 2003, the Bank announced its strategic agreement with Bradesco to sell BBV Brasil, S.A. Since BBVA meet the requirement of SFAS 144 for BBV Brasil, S.A. to be reported as an asset held-for-sale and classified as a discontinued operation as of December 31, 2002, BBVA recorded this investment in BBV Brasil, S.A., including the accumulated foreign currency translation adjustment at the lower of cost or fair value, less costs to sale. The estimated fair value, less costs to sale, for BBV Brasil, S.A., was determined based on the announced agreement with Bradesco to sell BBV Brasil, S.A. As a result, under U.S. GAAP, an adjustment to cancel, the remaining goodwill and the accumulated negative exchange differences related to this goodwill was charged to income. In 2002, these effects supposed a decrease in net income of €137,812 thousand.

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

The BBVA Group’s goodwill assigned to each Reporting Unit as of December 31, 2004 for annual impairment test purposes are the following:

Millions of Euros
Retail Banking in Spain and Portugal	3,967
Wholesale and Investment Banking	1,679
Pensions in America	260
México	3,021
Chile	60
Puerto Rico	79

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

Year 2004, 2003 and 2002 analysis

As of December 31, 2004, 2003 and 2002, the Bank has performed the required annual impairment tests of goodwill. As a result of Step 1 procedures of the abovementioned impairment test, the carrying amount of the Reporting Unit did not exceed its fair value.

The argentinean goodwill originated in 2002 was written-off against income. Management decision was taken considering that there were no clear future benefits associated with it.

Step Acquisition of BBVA Bancomer

As it is explained in note 4, on March 20, 2004, BBVA completed the tender offer on 40.6% of the capital stock of Grupo Financiero BBVA Bancomer, S.A. de C.V. (“Bancomer”). The final number of shares presented in the offer and accepted by BBVA was 3,660,295,210, which represent 39.45% of the capital stock of Bancomer. Following the acquisition of these shares through the tender offer, the ownership interest held by BBVA in the capital of Bancomer was 98.88%. Lastly, as of December 31, 2004, as a result of the purchase of shares subsisting in the market, BBVA’s holding in Bancomer increased to 99.70%.

BBVA Bancomer, S.A. de C.V. was consolidated by Group BBVA since July 2000, when the merger of Grupo Financiero BBV-Probursa, S.A. de C.V. (a wholly-owned subsidiary of BBVA) and Grupo Financiero BBVA Bancomer, S.A. de C.V. was carried out.

Since March 20, 2004 the BBVA Group´s income statement reflected a decrease in Minority Interest caption due to the business combination described above while the rest of income statement´s captions did not changed because Bancomer already was a fully consolidated company before the business combination.

The cash paid for the acquired entity was €3,324 million. In connection with this business combination there are no contingent payments, options, or commitments specified in the acquisition agreement.

Under Spanish GAAP the increase in goodwill in 2004 was €2,116.7 million (see note 13), because no amounts were allocated to assets or liabilities of the company acquired. Under U.S. GAAP once the process of allocating the acquisition price to all assets and liabilities of the company acquired, the goodwill amounted to €1,060.2 million. The whole amount of goodwill is allocated to the Mexico reporting unit in the Banking in America segment (see note 32.2.B.5).

The conciliation of the net worth acquired under Spanish GAAP and the fair value of the assets and liabilities acquired for purposes of U.S. GAAP was as follows:

Thousand of Euros
Net worth acquired considered under Spanish GAAP	1,207,051
Investment securities	(32,365)
Net loans and leases	621,671
Premises and equipment	(28,158)
Intangible assets	969,996
Other Assets	189,585
Time Deposits	(124,176)
Long term debt	(49,585)
Other liabilities	(490,468)

Fair value under U.S. GAAP	2,263,551

The identified intangible assets are related to ‘core deposits’, that were calculated according to the purchase method and are amortized in a period of 40 months. Additionally, the allocated amount of net loans and leases are amortized in a weighted-average period of 3 years. The adjustment in the reconciliation to U.S. GAAP includes €273,287 thousand in 2004 due to the additional amortization expenses of assets and liabilities subject to amortization.

The “Other liabilities” caption includes basically temporary differences arising form different accounting and tax values of assets and liabilities allocated in the acquisition. Because the amounts allocated to certain assets are non deductible under Spanish Tax Law, additional goodwill and the corresponding deferred tax liabilities have been considered under U.S. GAAP.

The following unaudited proforma information presents a summary of the effect in the BBVA Group´s consolidated results of operations as if the acquisitions described above had occurred on January 1, 2004 and 2003.

	Millions of Euros
	Year ended December 31, 2004	Year ended December 31, 2003
Revenues	7,069	6,741
Net Income	2,865	2,517
Basic EPS (Euros)	0.84	0.78

These unaudited proforma results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations that actually would have resulted had these operations occurred at January 1, 2004 and 2003, or future results of operations of the company acquired.

Since Bancomer was consolidated by Group BBVA since July 1, 2000, there are not purchased research and development assets acquired and written off.

There are not series of individually immaterial business combinations completed during the period and material in the aggregate.

There are not extraordinary gains related to the business combination described above.

6. Result on transactions with parent company shares-

Following Circular 4/1991, result of sale transactions with Bank shares owned by subsidiaries must be accounted for as extraordinary profit or losses (Note 3-i). These shares are reflected at cost, net, where appropriate, of the allowance recorded with a charge to retained earnings to write them down to the lower of consolidated underlying book value or market price.

Under U.S. GAAP, the result on transactions with parent company shares must be accounted for in retained earnings. These shares are reflected at cost, netting stockholders´ equity.

7. Loans adjustments

Allowance for loan losses-

Bank of Spain regulation requires an allowance destined to cover probable losses on intra-group transactions subject to country-risk, which is not necessary under U.S. GAAP. This effect suppose a decrease in net income amounted to €137,072 thousand in 2004, an increase amounted to €68,607 thousand in 2003 and a decrease amounted to €4,960 thousand in 2002.

Additionally, as indicated in Note 3-c, Bank of Spain Circular 9/1999 made compulsory to record a provision for the statistical coverage of loan losses to supplement, as required, the specific loans provisions. Under U.S. GAAP, this provision should not be recorded. This effect suppose an increase in net income amounted to €469,068 thousand, €319,372 thousand and €226,576 thousand in 2004, 2003 and 2002, respectively.

Loan origination fees.

Under Spanish GAAP, loans origination fees are recorded when collected and charges direct origination costs when incurred. In accordance with U.S. GAAP under SFAS Nº 91, loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

The effects of adjustments required to state such amounts in accordance with U.S. GAAP suppose in 2004 a decrease in net income and stockholders’ equity amounted to €72,450 thousand.

In 2003 and 2002, those effects were not significant in net income and stockholders’ equity.

8. Loans to purchase Banco Bilbao Vizcaya Argentaria, S.A. shares-

As described in Note 8, certain Group banks granted loans to employees and customers for the Banco Bilbao Vizcaya Argentaria, S.A. shares. Under Spanish GAAP, these loans were recorded in the consolidated financial statements under the caption “Loans and Leases”. Under U.S. GAAP, these loans should be recorded as a reduction of stockholders’ equity.

9. Valuation of investment securities available for sale portfolio-

Group’s criteria of accounting for such securities, following Bank of Spain Circular, is described in Notes 3-d and 3-e. Under SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, available-for-sale securities (as defined) must be recorded at market value, with changes in value recognized directly in Other Comprehensive Income (See Note 32.2.A-Investment Securities).

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

Changes in fair value

•	If fair value is higher than amortized cost: Under Spanish GAAP unrealized gains are not recognized in income or in stockholders’ equity. Under U.S. GAAP unrealized gains related to available for sale securities are always recorded to “Other Comprehensive Income (OCI)”. The difference between Spanish GAAP and U.S. GAAP is considered and adjusted in the adjustment 9 in the reconciliation to U.S. GAAP. This adjustment increases stockholders’ equity in €882,123 thousand and € 413,133 thousand, in 2004 and 2003, respectively.

•	If fair value is lower than amortized cost: unrealized losses can be considered as “temporary” or “other than temporary”.

i.	Under Spanish GAAP if the decline in fair value is considered “temporary”, then the unrealized losses are recorded to a securities revaluation allowance that is created by debiting an asset accrual account. The accounting entries made to create this allowance are as follows:

Db Asset Accrual Account (*)

<Cr> Securities Revaluation

Reserve (**)

(*) These Accrual Accounts are presented in the “Available-for-sale” caption on the Asset side of the Balance Sheet. (**) This allowance is presented offsetting “Available-for-sale” portfolio in Consolidated Balance Sheet. However it is disclosed in a footnote to the financial statements.

These entries under Spanish GAAP do not affect net income or stockholders’ equity. In the future, if the fair value goes up, the allowance is reduced consequently.

Under U.S. GAAP “temporary” losses are recorded to “Other Comprehensive Income (OCI)”. This difference between Spanish GAAP and U.S. GAAP is adjusted in the adjustment 9 in the reconciliation to U.S. GAAP. This adjustments decreases stockholders’ equity in €45,708 thousand and €59,233 thousand in 2004 and 2003, respectively.

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

Under U.S. GAAP, unrealized losses in Argentinean debt securities considered in 2003 “other than temporary” amounted to €257,933 thousand. In 2004, the Argentinean debt securities suppose an increase of net income of €176,777 thousand (due basically to sales during the year) and a decrease of stockholders´ equity of €55,445 thousand.

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

Changes in fair value

Listed Securities

•	If fair value is higher than cost: Under Spanish GAAP unrealized gains are not recognized in income or in stockholders´ equity. Under U.S. GAAP (SFAS 115) unrealized gains for listed securities are recorded in “Other Comprehensive Income (OCI)”. This difference between Spanish GAAP and U.S. GAAP is considered and adjusted in the adjustment 9 in the reconciliation to U.S. GAAP. This adjustment increases stockholders` equity in €46,091 thousand and € 33,016 thousand in 2004 and 2003, respectively.

•	If fair value is lower than cost: under Spanish GAAP, if the decline in fair value is considered “temporary”, then the unrealized losses are recorded to a securities revaluation allowance that is created by debiting the income statement. The accounting entries made to create this allowance are as follows:

Db Market Operations (Income Statement)

<Cr> Securities Revaluation

Reserve (*)

(*) This allowance is presented offsetting “Available-for-sale” portfolio in Consolidated Balance Sheet. However it is disclosed in a footnote to the financial statements.

i.	As these unrealized losses are “temporary”, if they are recovered in future periods, securities revaluation reserve is reversed to income. Under U.S. GAAP “temporary” unrealized losses for listed equity securities are recorded to “Other Comprehensive Income (OCI)”. This difference between Spanish GAAP and U.S. GAAP is considered and adjusted in the adjustment 9 in the reconciliation to U.S. GAAP. This adjustment decreases net income by €95,871 thousand and increase net income by €154,902 thousand in 2004 and 2003, respectively.

ii.	Under Spanish GAAP, as under U.S. GAAP, if the decline in the fair value is not temporary then it is considered to be “other-than-temporary” and losses are recorded to income. The carrying amount of the asset is written down and the new fair value becomes the new cost basis under both Spanish GAAP and U.S. GAAP.

The criteria used by BBVA Group for considering an impairment as “other-than-temporary” are describe above.

BBVA considers that the criteria used for evaluating if an impairment is “other than temporary” under Spanish GAAP is consistent with the U.S. GAAP literature mentioned above and other literature related to this topic as SFAS 115 and EITF D –44. No impairment, due to “other-than-tempory” unrealized losses, was registered under Spanish GAAP or U.S. GAAP.

Unlisted Securities

•	If fair value is higher than cost: Under Spanish GAAP, unrealized gains are not recognized in income or in stockholders´ equity. Since there is no difference with respect to APB 18, no adjustment is made in the reconciliation to U.S. GAAP.

•	If fair value is lower than cost: under Spanish GAAP, if the decline in fair value is considered “temporary”, then the unrealized losses are recorded to a securities revaluation allowance that is created by debiting the income statement. The accounting entries made to create this allowance are as follows:

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

As explained above, BBVA considers that the criteria used for evaluating if an impairment is “other than temporary” under Spanish GAAP is consistent with the U.S. GAAP literature (SAB 59) mentioned above and other literature related to this topic as APB 18 and EITF D –44. All unrealized losses in unlisted equity securities were considered as “other-than-temporary” due to the bad performance of the companies and the very limited liquidity of these securities. These unrealized losses amounted to €37,511 thousand and € 7,995 thousand in 2004 and 2003, respectively, and they were charged to income statement.

In addition, in adjustment 9 BBVA Group applies SFAS 115 to all equity investment accounted for by the equity method under Spanish GAAP but under U.S. GAAP must be accounted for at fair value (see Note 32.2.B.3). The application of SFAS 115 to these investments increases stockholders` equity in €2,724,085 thousand and €2,114,035 thousand in 2004 and 2003, respectively, due to the recognition of net unrealized gains in “Other Comprehensive Income”.

10. Intangible assets-

As indicated in Note 3-f, under Spanish GAAP the expenses of capital increases carried out at the Bank and dependent companies are amortized under a period of five years. Under U.S. GAAP these expenses should be recorded as incurred by a charge to reserves. This effect supposes an increase in net income in €29,072 thousand, €22,764 thousand and €21,958 thousand and a decrease in stockholder’s equity in €48,093 thousand, €32,302 thousand and €53,051 thousand in 2004, 2003 and 2002, respectively.

Also, under Spanish GAAP incorporation and start up expenses are amortized over a period of five years and under U.S. GAAP should be charged to income as incurred. This effect supposes an increase in net income in €8,682 thousand, €42,894 thousand and 13,120 thousand in 2004, 2003 and 2002, respectively, and a decrease in stockholder’s equity in €8,068 thousand, €16,750 thousand and €68,319 thousand in 2004, 2003 and 2002, respectively.

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

The Group has continued to implement its new risk measurement platform which, in addition to the advantage of enabling market risk to be integrated with credit risk, thus facilitating an overall view of existing risk, makes it possible to calculate market risk using the covariance matrix, the historical simulation and the Monte Carlo simulation methodologies.

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

11.1.2. Transactions whose risks are hedged for U.S. GAAP purposes

1.	Available for sale fixed rate debt securities: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the bond is exchanged for a variable return).

2.	Long term fixed rate debt issued: this risk is hedged using interest-rate derivatives (interest-rate swaps which replicate, on the collection leg, the payment resulting from the issue and transform it into a variable cost for the Bank).

3.	Foreign currency of a net investment in a foreign subsidiary: the risk of a net investment in a foreign operation is exchanged for the currency in which the investment is denominated.

4.	Available for sale equity securities: this risk is hedged using equity swaps through which the risk of variation in the price per books of the portfolio is transferred to the counterparty.

5.	Fixed rate loans: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the loans is exchanged for a variable return).

6.	Floating interest rate loans in foreign currencies: this risk is hedged using currency swaps.

11.1.3. Purpose of the use of macrohedges:

Macrohedges are used to facilitate the overall management of the risk to which the Bank is exposed in managing correlated assets, liabilities and other transactions. As of December 31, 2004, the Group had arranged two macrohedges:

Equity Securities

A global equity securities macrohedge designed to encompass the price risk positions of BBVA’s Investment Banking Area. This Area conducts its price risk management operations through the following two business units:

•	Proprietary Trading Desk: including the Investment Banking Area’s directional positions in price risk. The operations of this desk are not covered by this macrohedge:

•	Equity Securities Desk: the operations of this desk are divided into two subunits:

a)	Volatility:

This subunit is responsible for managing the products that arise in relation to trading room customers and which in one way or another are affected by equity volatility.

•	Volatility: This subunit is responsible for transactions with options on securities market indexes and shares traded with third parties. These operations are recorded in the following sub books:

•	Indexes: this sub book reflects transactions with securities market indexes.

•	Shares: this sub book is organized by business activity:

•	Financial services industry.

•	Industrial companies.

•	Technology companies.

•	Telecommunications companies.

•	Utilities.

•	Correlation: This subunit is responsible for managing the correlation risk of the options the underlying assets of which are a basket of shares or a basket of indexes.

b)	Execution and Delta 1:

This Unit is divided into the following subunits:

•	Relative value and arbitrage:

This subunit is responsible for exploiting the balance (spot positions assumed at the desk) for the benefit of the results thereof.

The businesses of this area are as follows:

•	Securities acquisitions and loans. This area is responsible for acquisition and loan of securities through various financial instruments.

•	Arbitrage (baskets). This area is responsible for arbitrage and of providing a means for short sales of securities.

•	Non-option derivatives (Delta 1): This area manages the market risk arising from non-option derivatives (futures, equity swaps, etc.).

•	Hedge fund derivatives: This area manages CPPI (“Constant Proportion Portfolio Insurance”) transactions. These transactions are not included in this macrohedge.
•	Execution Agent: This is the unit responsible for attending the various securities markets, receiving orders from the Sales unit (risk-free transactions) or Execution Principal (risk-bearing transactions). These transactions are not included in this macrohedge.

The purpose of equity securities macrohedges is to reduce the risk of equity options arranged with third parties and managed by the volatility subunit.

These options, together with the transactions arranged on organized futures and options markets and other transactions on deep, liquid markets, constitute a single aggregate for risk management purposes.

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

These macrohedges maintained by BBVA Group, under Spanish GAAP, do not qualify as hedges under U.S. GAAP.

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

11.3. Impact of SFAS 133

Identification of accounting differences:

Regarding derivatives and hedge accounting, the differences between Spanish GAAP and U.S. GAAP are mainly the following:

Hedges

Spanish GAAP hedging requirements:

Bank of Spain regulations on derivatives and hedge accounting refers to the same topics as U.S. GAAP. As in U.S. GAAP, this regulations address the documentation, measurement, control and accounting matters. Both Spanish and U.S. GAAP deal with the same concepts (e.g., the offsetting effect of hedges and their effectiveness), although using different wording and terminology.

The Bank of Spain regulations consider hedging transactions those that meet the following criteria:

a) Transactions aimed at eliminating or significantly reducing the foreign exchange rate risk, the interest rate risk or price risk of balance sheet items or other items provided that, in each case, the hedged item and the hedging transactions are explicitly identified at inception of the hedge.

b) Transactions aimed at reducing the global risk of correlated groups of assets, liabilities and other transactions, if they are managed through an integrated risk measurement and management control system that allow for the follow-up and explicit identification of the transactions. This system requires a favorable opinion of the external auditor to be issued and reported to the Bank of Spain on an annual basis. Such report specifically addresses the reasonableness, quality, and consistency of the integrated risk measurement and management control system (including compliance with specific documentation requirements) as well as the effectiveness of macro-hedges (80%—120% range) through the performance of independent stress tests of all macro-hedges in place.

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

The Group enters into thousands of derivative transactions, most of which are aimed at eliminating or reducing risks, but only a limited amount of these transactions receive hedge accounting treatment under Spanish GAAP due to the strict qualifying requirements of Bank of Spain regulations. Given that U.S. GAAP does not allow certain types of hedges, derivative transactions accounted for as hedges under U.S. GAAP are only a portion of the hedge transactions under Spanish GAAP.

Each type of derivatives accounted for as a hedge under Spanish GAAP is related to a specific type of hedge as classified under U.S. GAAP (fair value or net investment) as follows:

Spanish GAAP classification	U.S. GAAP classification

Hedges on available-for-sale fixed rate debt securities

Hedges on held-to-maturity securities

Hedges on long term fixed rate debt issued

Hedges of the foreign currency of a net investment in a foreign subsidiary

Hedged on Available for sale equity securities (non-group investments)

Hedges on fixed rate loans

Macro-hedge

Hedges on floating rate loans in foreign currencies

Fair value hedge Trading Fair value hedge Hedges of the foreign currency of a net investment in a foreign operation Fair value hedge Fair Value hedge Trading Cash Flow Hedges

In order to conform to U.S. GAAP the Group considers certain derivatives as hedging transactions. These hedges are formally documented, are expected to be effective, and the Group designates and assesses periodically the effectiveness of such hedges. The Group considers these operations as qualified hedges under SFAS 133. The Group has qualified these hedges as fair value hedges and as cash flow hedges, and their gains or losses should have been recognized in earnings or in Other Comprehensive Income (OCI) in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged, depending on whether the hedging relationship satisfies the criteria for a fair value or Cash flow hedge, respectively. As there is no significant hedge ineffectiveness to be considered, due to the effectiveness of such hedges, no adjustment was made in the reconciliation of net income and shareholders’ equity to U.S. GAAP.

For all other transactions recognized as Hedging Derivatives under Spanish GAAP that do not meet the requirements of hedge accounting under SFAS 133, the gain or loss on the derivative instrument has been recognized through earnings in the reconciliation to U.S. GAAP as hedge accounting has not been applied under U.S. GAAP.

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

This macro hedge does not qualify as a hedge under U.S. GAAP, thus no adjustment is needed to recognize the fair value of the derivatives because under Spanish GAAP the derivatives are marketed to market with changes in market value reflected in the income statement.

The only adjustment in the reconciliation to U.S. GAAP consists in eliminating the generic provisions. As of December 31, 2004 and 2003 the elimination of this provision gave rise to an increase of €2,543 thousand and of €1,226 thousand, respectively, in net income which is include in the effect of adoption of SFAS 133 describe later on.

Interest rate risk macro hedge

The objective of this kind of macro hedge is to globally hedge the interest risk of a portfolio of deposits due to customers.

The Group considers the fair value all the derivatives and the hedged deposits. The net losses are recorded in the income statement, while the net unrealized gains are not recorded into the income statement.

Under U.S. GAAP, this macro hedge cannot qualify as a hedge. The adjustment in the reconciliation to U.S. GAAP consists of:

•	Recognizing fair value of derivative transactions in statement of income

•	Eliminating the generic provisions (ex; liquidity provisions, market risk provisions…)

As of December 31, 2004 and 2003 the recognition of the fair value of Interest Risk macrohedge and the elimination of the generic provisions gave rise to an increase of €184,411 thousand and €113,353 thousand, respectively, and €273 thousand and €457 thousand in net income, respectively. This adjustment is included in the effect of adoption of SFAS 133 describe later on.

Foreign Currency Hedges

The Group considers certain derivatives as hedging the foreign currency exposure of a net investment in a foreign subsidiary. The derivatives are traded in the same currency of the country in which the foreign subsidiary is located.

Under Spanish GAAP, these gains or losses are recorded with a charge in OCI to offset the differences arising in the translation of the subsidiary financial statements. These operations are qualified as a hedge of the foreign currency exposure of a net investment in a foreign operation under U.S. GAAP. As a consequence, there is no reconciliation adjustment for this operation.

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

All derivatives recognized as trading transactions under Spanish GAAP are also considered as trading for U.S. GAAP purposes.

The adjustment in the U.S. GAAP reconciliation consists of recognizing the unrealized gains not recognized for Spanish GAAP as described in the preceding paragraphs.

Other derivatives

All material intercompany accounts and transactions between the consolidated companies are eliminated in consolidation. This consolidation principle also applies with respect to intercompany derivative transactions.

As of December 31, 2004, the application of SFAS 133 gave rise to a decrease of €41,725 thousand in net income and an increase of €44,107 thousand in Other Comprehensive Income. As of December 31, 2003, the application of this method gave rise to a increase of €207,460 thousand in net income and an increase of €58,359 thousand in Other Comprehensive Income. As of December 31, 2002, the application of this method gave rise to a decrease of €126,660 thousand in net income and an increase of €72,039 thousand in Other Comprehensive Income.

The effect in Other Comprehensive Income is produced basically by valuating the derivative instruments hedging the available-for-sale portfolio, that under Spanish GAAP are considered hedged items, and therefore are not marked to market, but under U.S. GAAP are not qualified as a hedge.

As of December 31, 2004 the Group have enter into derivatives which hedge the variability of cash flows related to floating rate loans in foreign currencies. In 2003 and 2002 the Group, under U.S. GAAP, did not have any amounts for cash flow hedges. As of December 31, 2004 the valuation of derivatives related with Cash Flow Hedges amounts gave a rise of €33,346 thousand in Other Comprehensive Income. As of December 31, 2004 the total amount of €4,886 thousand is expected to be reclassified as losses during the next twelve months. The maximum time over which BBVA Group is hedging exposure to variability of cash flow is 2008. For the year ended December 31, 2004 there were not any material ineffective portions for this hedging transaction.

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

The disclosure of the notional principal amounts of the derivatives of the Group by trading or hedging, under U.S. GAAP, operations is as follows:

	2004	2003	2002
	Thousands of Euros
Trading
Interest risk contracts:
Forward rate agreements	90,758,512	67,325,503	22,413,334
Interest rate swaps	575,046,864	515,630,158	438,278,729
Options and futures	107,265,062	113,653,819	113,099,981
Foreign exchange contracts:
Forward purchase/sale of foreign currency	59,999,850	44,926,713	41,291,191
Currency options	11,328,197	8,728,897	4,067,083
Currency swaps	12,846,774	8,363,047	7,463,306
Derivatives on securities and commodities	47,381,604	37,360,860	32,496,504

	904,626,863	795,988,997	659,110,128

Hedging derivatives
Interest risk contracts:
Interest rate swaps	32,891,058	18,107,187	16,323,924
Options and futures	26,693,015	14,046,827	5,510,226
Foreign exchange contracts:
Currency options	57,549	—	1,603,787
Currency swaps	3,329,835	3,337,507	4,355,780
Derivatives on securities and commodities	3,661,734	1,631,702	1,840,696

	66,633,191	37,123,223	29,634,413

Total trading and hedging derivatives	971,260,054	833,112,220	688,744,541

The following is a detail of the trading transactions notional amount and their year-end fair value for year 2004, 2003 and 2002 disclosed in each type of instrument.

	2004		2003		2002
	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
	Thousand of euros
Trading
Interest risk contracts:
Forward rate agreements	90,758,512	(1,199)	67,325,503	2,776	22,413,334	(5,766)
Interest rate swaps	575,046,864	(679,129)	515,630,158	(530,909)	438,278,729	(774,073)
Options and futures	107,265,062	214,901	113,653,819	121,952	113,099,981	208,442
Foreign exchange contracts:
Forward purchase/sale of foreign currency	59,999,850	(906,840)	44,926,713	(307,781)	41,291,191	(434,480)
Currency options	11,328,197	72,819	8,728,897	(23,351)	4,067,083	8,999
Currency swaps	12,846,774	(115,710)	8,363,047	(178,986)	7,463,306	83,695
Derivatives on securities and commodities	47,381,604	(159,330)	37,360,860	177,100	32,496,504	225,154

	904,626,863	(1,574,488)	795,988,997	(739,199)	659,110,128	(688,029)

The reconciliation between the disclosures presented above (under U.S. GAAP) and the disclosures presented in Note 26 (under Spanish GAAP) as of December 31, 2004 is as follows:

The notional amount and the fair value of derivatives that afforded hedge accounting treatment under Spanish GAAP but did not qualify as hedges under U.S. GAAP as of December, 31 2004 are disclosed in the following table:

	Hedging derivatives under Spanish Gaap not under U.S. Gaap
	2004		2003
	Notional amount	Fair value	Notional amount	Fair value
Interest risk contracts:
Interest rate swaps	6,257,196	(84,985)	15,702,477	96,135
Options and futures	6,692,582	8,298	3,630,590	12,739
Foreign exchange contracts:
Forward purchase/sale of foreign currency	1,621,981	(17,244)	11,259,770	(29,866)
Currency options	1,206,192	2,722	810,522	—
Currency swaps	939,274	(287,202)	1,050,361	(347,835)
Derivatives on securities and commodities	19,529,003	(3,907)	20,647,967	(27,937)

TOTAL	36,246,228	(382,318)	53,101,687	(296,764)

The notional amount and the fair value of derivatives that afforded hedge accounting treatment under Spanish GAAP and qualify as hedges under U.S. GAAP as of December, 31 2004 are disclosed in the following table:

	Hedging derivatives under Spanish & U.S. Gaap
	2004		2003
	Notional amount	Fair value	Notional amount	Fair value
Interest risk contracts:
Interest rate swaps	32,891,058	1,139,124	18,107,187	506,091
Options and futures	26,693,015	211,943	14,046,827	431,583
Foreign exchange contracts:
Currency options	57,549	—	—	—
Currency swaps	3,329,835	(7,879)	3,337,507	64,763
Derivatives on securities and commodities	3,661,734	(303,807)	1,631,702	(214,218)

TOTAL	66,633,191	1,039,381	37,123,223	788,219

The reconciliation of the items of Income Statement affected by derivative and hedging accounting between Spanish GAAP and U.S. GAAP is as follows:

	Thousand of Euros
	2004			2003			2002
	Spanish GAAP	Adjustments	U.S. GAAP	Spanish GAAP	Adjustments	U.S. GAAP	Spanish GAAP	Adjustments	U.S. GAAP
Interest Income	12,466,255	(151,199)	12,315,056	12,537,465	(246,470)	12,290,995	17,232,909	(168,195)	17,064,714
Interest Expenses	(6,100,675)	562,476	(5,538,199)	(6,260,058)	463,021	(5,797,037)	(9,783,505)	35,855	(9,747,650)
Net Interest Income	6,365,580	411,277	6,776,857	6,277,407	216,551	6,493,958	7,449,404	(132,340)	7,317,064
Gain/losses from foreign Exchange, derivatives and others	605,044	(453,002)	152,042	651,504	(9,091)	642,413	765,123	5,680	770,803
TOTAL		(41,725)			207,460			(126,660)

The columns adjustments includes:

•	Adjustment to Interest Income and Interest Expenses: these adjustments eliminate the accrual of interest rate swaps accounting as hedging under Spanish GAAP, These swap are not accounted for fair value, Under U.S. GAAP these accrual is eliminate from “Interest Income” and “Interest Expenses” and the interest rate swaps are mark to market,

•	Adjustment to Gain/losses: this adjustment reflects the impact in net income of mark to market all derivatives accounted as hedges under Spanish GAAP that they not qualify as hedge under U.S. GAAP.

12. Translation of financial statements in high-inflation countries-

As indicated in Note 3-b, certain of the dependent companies record charges in the statement of income to protect their net worth from the theoretical depreciation arising from inflation.

According to Bank of Spain regulation, inflation accounting adjustments accounted for by subsidiaries under GAAP in their countries can be recorded at consolidated financial statements of the Group. These inflation accounting adjustments are not accepted under U.S. GAAP.

Under U.S. GAAP, the financial statements of operating units in a highly inflationary economy are remeasured as if the functional currency of the operating unit were the same as that of the parent reporting currency. For the purposes of this requirement, a highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3-year period. None of the countries were BBVA owns subsidiaries are highly inflationary countries.

The adjustment reflects the reversal of the theoretical depreciation arising from inflation registered in dependent companies established in “non highly inflationary economies”.

13. Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS No. 109-

The previous adjustments to net income and stockholders’ equity do not include their related effects on corporate tax (except for the adjustments mentioned in Item 1 and the acquisition of BBVA Bancomer, S.A. de C.V. described in Item 5), which are disclosed under “Tax effect of above mentioned adjustments” item on the reconciliation statements.

As described in Note 3-l under Spanish GAAP only the timing differences which have a specific reversal period of less than ten years have been recorded. As a result of the application of Statement of Financial Accounting Standards No. 109 (“SFAS 109”), Accounting for Income Taxes, the timing differences originated by the provision for the statistical coverage of loan losses (note 32.2.B.7) and by the allowance assigned to cover probable losses on intra-group transactions subject to country-risk (note 32.2.B.7) have been reversed.

In the reconciliation to U.S. GAAP, the Group has recorded as of December 31, 2004, deferred tax assets of €195,636 thousand (€93,864 thousand and €226,749 thousand as of December 31, 2003 and 2002, respectively) and deferred tax liabilities of €1,569,621 thousand (€895,537 thousand and €431,862 thousand as of December 31, 2003 and 2002, respectively). As of December 31, 2004 deferred tax liabilities arise mainly from valuation of investment securities adjustments (see note 32.2.B.9), adjustments mentioned in Item 1 and the allocation of assets in the acquisition of BBVA Bancomer, S.A. de C.V. described in Item 5, in Spanish GAAP to U.S. GAAP reconciliation.

Under U.S. GAAP, as of December 31, 2004, a deferred tax asset amounting €885,411 thousand (€614,249 thousand and €53,242 thousand as of December 31, 2003 and 2002, respectively) had been recognized.

SFAS 109 requires providing a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. As of December 31, 2004, 2003 and 2002 the valuation allowance amounted to €837,098 thousand, €672,218 thousand and €113,210 thousand, respectively.

The following is a reconciliation of the income tax provision under Spanish GAAP to that under U.S.GAAP:

	2004	2003	2002
	Thousands of Euros
Income tax provision under Spanish GAAP	957,004	914,976	653,213
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	(86,867)	(203,762)	(3,983)
Income tax provision under U.S. GAAP	870,317	711,214	649,230

Following is a reconciliation of the deferred tax assets and liabilities recorded under Spanish GAAP and those that should be recorded under SFAS 109.

	2004		2003		2002
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
	Thousands of Euros
As reported under Spanish GAAP	3,242,239	38,011	3,374,195	140,957	3,838,413	155,979
Less-
Timing differences recorded under Spanish GAAP and reversed in the reconciliation to U.S. GAAP	(540,579)	—	(290,807)	—	(236,451)	—
Plus-

Tax effect of Spanish to U.S. GAAP reconciliation adjustments	195,636	1,569,621	93,864	895,537	226,749	431,862
Timing differences not recorded under Spanish GAAP and recognized under U.S. GAAP	885,411	—	614,249	—	53,242	—
As reported under SFAS 109 (gross)	3,782,707	1,607,632	3,791,501	1,036,494	3,881,953	587,841
Valuation reserve	(837,098)	—	(672,218)	—	(113,210)	—
As reported under SFAS 109 (net)	2,945,609	1,607,632	3,119,283	1,036,494	3,768,743	587,841

Following is an analysis of deferred tax assets and liabilities as of December 31, 2004, 2003 and 2002 estimated in accordance with U.S. GAAP:

	December 31,
	2004	2003	2002
	(Thousands of Euros)
Deferred Tax assets
Loan loss reserves	801,259	1,101,208	1,231,591
Unrealized losses on securities pension liability	1,098,916	1,058,713	879,846
Fixed assets	70,233	136,318	156,177
Net operating loss carryforward	843,567	747,045	1,157,499
Investments and derivatives	604,849	289,297	239,948
Allocated liabilities	20,207	17,172	22,007
Other	343,676	441,748	194,885
Total deferred tax assets	3,782,707	3,791,501	3,881,953
Valuation reserve	(837,098)	(672,218)	(113,210)
Net tax asset	2,945,609	3,119,283	3,768,743
Deferred tax liabilities
Unrealized gains on investments	1,121,963	732,466	210,966
Gains on sales of investments	—	—	17,770
Fixed assets	—	130,347	122,806
Allocated assets	485,669	173,681	207,775
Other	—	—	28,524
Total deferred tax liabilities	1,607,632	1,036,494	587,841
Net deferred tax assets (liabilities)	1,337,977	2,082,789	3,180,902

A reconciliation between the federal statutory tax rate and the effective income tax rate follows:

	2004	2003	2002
	% percentages
Corporate income tax at the standard rate of 35%	35.00	35.00	35.00
Decrease arising from permanent differences	(7.02)	(11.74)	(15.45)
Adjustments to the provision for prior years’ corporate income tax and others taxes	(4.92)	0.74	1.39
Income tax provision under Spanish GAAP	23.06	24.00	20.94
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	(2.09)	(5.54)	(0.13)
Income tax provision under U.S. GAAP	20.97	18.46	20.81

14. BBV Brasil transaction.

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

As of December 31, 2002, under U.S. GAAP, the remaining goodwill and the accumulated negative exchange differences related to this goodwill must be cancelled, by a charge to income. These effects supposed a decrease in net income of €137,812 thousand in 2002. This goodwill was amortized in prior years under Spanish GAAP.

Additionally, under U.S. GAAP the transaction should be measured at fair value. This adjustment gave rise to an increase in net income and stockholders´ equity of €4,251 thousand in 2002.

Under U.S. GAAP, capital gains as of December 31, 2002 amount to:

Millions of Euros
Total gains under Spanish GAAP	92
Amortization Goodwill under U.S. GAAP	(138)
Measure transactions at fair values	4
Other adjustment in reconciliation to U.S. GAAP	7

Total losses under U.S. GAAP	(35)

The carrying amounts of the mayor classes of assets and liabilities of Group BBVA without Brazil and Group BBV Brazil is disclosed as follows:

	2003	2002
	Group BBVA (*)	Group BBVA without Brazil	BBV Brasil Group	Total
ASSETS
CASH ON HAND AND DEPOSITS AT CENTRAL BANKS:
Cash	1,767,580	1,857,409	10,949	1,868,358
Bank of Spain	1,821,301	1,081,684	—	1,081,684
Other central banks	4,520,994	4,913,136	187,150	5,100,286

	8,109,875	7,852,229	198,099	8,050,328

GOVERNMENT DEBT SECURITIES	18,945,003	19,767,776	—	19,767,776

DUE FROM CREDIT INSTITUTIONS
Current accounts	643,987	1,326,217	2,532	1,328,749
Other	20,263,142	19,218,923	928,607	20,147,530

	20,907,129	20,545,140	931,139	21,476,279

TOTAL NET LENDING	148,827,274	139,838,025	1,476,987	141,315,012

DEBENTURES AND OTHER DEBT SECURITIES	52,935,966	48,287,905	845,274	49,133,179

COMMON STOCKS AND OTHER EQUITY SECURITIES	3,092,064	2,999,235	8,257	3,007,492

INVESTMENTS IN NON-GROUP COMPANIES	5,593,224	6,023,975	200	6,024,175

INVESTMENTS IN GROUP COMPANIES	1,054,869	1,034,403	5,285	1,039,688

INTANGIBLE ASSETS:
Incorporation and start-up expenses	19,537	20,671	275	20,946
Other deferred charges	342,491	377,045	646	377,691

	362,028	397,716	921	398,637

CONSOLIDATION GOODWILL:
Fully and proportionally consolidated companies	2,650,889	2,871,545	—	2,871,545
Companies accounted for by the equity method	1,055,524	1,385,801	—	1,385,801

	3,706,413	4,257,346	—	4,257,346

PROPERTY AND EQUIPMENT:
Land and buildings for own use	2,100,359	1,920,702	17,585	1,938,287
Other property	309,607	903,948	4,125	908,073
Furniture, fixtures and other	1,380,272	1,698,193	89,412	1,787,605

	3,790,238	4,522,843	111,122	4,633,965

TREASURY STOCK	66,059	97,671	—	97,671

OTHER ASSETS	13,171,480	12,164,256	134,624	12,298,880

ACCRUAL ACCOUNTS	2,977,437	4,293,727	97,835	4,391,562

ACCUMULATED LOSSES AT CONSOLIDATED COMPANIES	3,610,764	3,553,923	96,285	3,650,208

TOTAL ASSETS	287,149,823	275,636,170	3,906,028	279,542,198

(*)	Brasil does not belong to BBVA Group as of December 31, 2003

	Group BBVA (*)	2002
		Group BBVA without Brazil	BBV Brasil Group	Total
LIABILITIES AND EQUITY
DUE TO CREDIT INSTITUTIONS:
Current accounts	1,542,432	1,537,353	4	1,537,357
Other	60,027,356	53,777,622	804,069	54,581,691

	61,569,788	55,314,975	804,073	56,119,048

DEPOSITS:
Savings accounts-
Current	65,024,971	63,488,788	234,957	63,723,745
Time	55,487,784	55,981,239	1,455,113	57,436,352
Other deposits-
Time	20,536,152	25,382,875	17,393	25,400,268

	141,048,907	144,852,902	1,707,463	146,560,365

MARKETABLE DEBT SECURITIES:
Bonds and debentures outstanding	28,258,973	22,219,143	174,733	22,393,876
Promissory notes and other securities	6,123,679	5,129,396	—	5,129,396

	34,382,652	27,348,539	174,733	27,523,272

OTHER LIABILITIES	10,764,514	9,656,841	79,064	9,735,905

ACCRUAL ACCOUNTS	3,318,727	4,574,114	19,663	4,593,777

PROVISIONS FOR CONTINGENCIES AND EXPENSES :
Pension provision	3,031,913	2,621,907	—	2,621,907
Other provisions	2,187,672	2,137,048	84,363	2,221,411

	5,219,585	4,758,955	84,363	4,843,318

NEGATIVE CONSOLIDATION DIFFERENCE	38,712	47,554	—	47,554

CONSOLIDATED INCOME FOR THE YEAR:
Group	2,226,701	1,915,323	(196,194)	1,719,129
Minority interests	670,463	746,918	1	746,919

	2,897,164	2,662,241	(196,193)	2,466,048

SUBORDINATED DEBT	7,399,613	6,486,942	—	6,486,942

MINORITY INTERESTS	5,425,918	5,674,157	6	5,674,163

CAPITAL STOCK	1,565,968	1,565,968	—	1,565,968

ADDITIONAL PAID-IN CAPITAL	6,273,901	6,512,797	—	6,512,797

RESERVES	971,477	771,484	—	771,484

REVALUATION RESERVES	176,281	176,281	—	176,281

RESERVES AT CONSOLIDATED COMPANIES	6,096,616	6,150,595	314,681	6,465,276

TOTAL LIABILITIES AND EQUITY	287,149,823	276,554,345	2,987,853	279,542,198

(*)	Brazil does not belong to BBVA Group as of December 31, 2003

The contribution of BBV Brazil to the Group’s consolidated statement of income based on Spanish GAAP during 2002 and 2001 is as follow:

	2003	2002
NET INCOME (Thousands of Euros)	Group BBVA	Group without Brazil	BBV Brasil Group	Total
NET INTEREST INCOME	6,741,511	7,503,489	303,977	7,807,466

NET FEES	3,262,807	3,609,948	58,433	3,668,381

BASIC MARGIN	10,004,318	11,113,437	362,410	11,475,847

MARKET OPERATIONS	651,504	743,402	21,721	765,123

ORDINARY REVENUE	10,655,822	11,856,839	384,131	12,240,970

GENERAL ADMINISTRATIVE EXPENSES	(5,031,056)	(5,570,412)	(201,313)	(5,771,725)
Personnel costs	(3,262,587)	(3,579,785)	(117,643)	(3,697,428)
Of which: Pensions	(134,921)	(132,624)	—	(132,624)
Other Administrative Expenses	(1,768,469)	(1,990,627)	(83,670)	(2,074,297)
DEPRECIATION AND AMORTIZATION	(510,656)	(598,051)	(32,970)	(631,021)
OTHER OPERATING EXPENSES (NET)	(219,311)	(259,976)	(1,504)	(261,480)

NET OPERATING INCOME	4,894,799	5,428,400	148,344	5,576,744

NET INCOME FROM COMPANIES ACCOUNTED	383,312	31,061	2,183	33,244
FOR BY THE EQUITY METHOD
Share in results of companies accounted for by the equity method	702,438	273,413	2,183	275,596
Correction for payment of dividends	(319,126)	(242,352)	—	(242,352)
AMORTIZATION OF CONSOLIDATION GOODWILL	(639,349)	(675,498)	(3,672)	(679,170)
NET INCOME ON GROUP TRANSACTIONS	553,259	514,713	(153,717)	360,996
NET LOAN LOSS PROVISIONS	(1,276,946)	(1,693,720)	(49,618)	(1,743,338)

NET SECURITIES WRITEDOWNS	—	3,366	—	3,366

EXTRAORDINARY NET LOSSES	(102,935)	(339,889)	(92,692)	(432,581)

PRE-TAX PROFIT	3,812,140	3,268,433	(149,172)	3,119,261

CORPORATE INCOME TAX AND OTHER TAXES	(914,976)	(606,192)	(47,021)	(653,213)

NET INCOME	2,897,164	2,662,241	(196,193)	2,466,048

MINORITY INTERESTS	670,463	746,918	1	746,919

NET ATTRIBUTABLE PROFIT	2,226,701	1,915,323	(196,194)	1,719,129

BBV Brasil Net income has included adjustments of Consolidation.

(*)	Included “Translation differences” from BBV Brasil transaction.

Operating results under Spanish GAAP of discontinued operations associated with BBV Brasil were as follows:

	2003	2002
	(Thousands of euros)
Income (loss) from continuing operations before federal and foreign taxes	3,812,140	3,268,433
Provision (benefit) for federal and foreign taxes	(914,976)	(606,192)

Income (loss) from continuing operations	2,897,164	2,662,241
Discontinued operations:
Income (loss) from operations of discontinued BBV Brasil, S.A. (including federal and foreign taxes charges of €14,821 thousand in 2002)	—	24,443
Loss on disposal of BBV Brasil, S.A. (including federal and foreign tax charges of €32,200 thousand)	—	(220,636)

Income (loss) from discontinued operations	—	(196,193)

Net income (loss)	2,897,164	2,466,048

The losses on disposal under U.S. GAAP of discontinued operations associated with BBV Brasil were €6,877 thousand.

15. Other Comprehensive Income

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

The accumulated balances of other comprehensive income for the years ended December 31, 2004, 2003 and 2002, were as follows:

	Foreign currency translation adjustments	Unrealized gains on securities	Gains on Derivative Instruments	Other Comprehensive income
	Thousands of Euros
Balance as of December 31, 2001	(626,206)	1,955,170	12,790	1,341,754
Changes in 2002	(1,864,977)	(1,362,665)	72,039	(3,155,603)

Balance as of December 31, 2002	(2,491,183)	592,505	84,829	(1,813,849)

Changes in 2003	(922,506)	1,054,024	(44,786)	86,732

Balance as of December 31, 2003	(3,413,689)	1,646,529	40,043	(1,727,117)

Changes in 2004	(308,751)	600,246	(11,375)	280,120

Balance as of December 31, 2004	(3,722,440)	2,246,775	28,668	(1,446,997)

Taxes allocated to each component of other comprehensive income in 2004, 2003 and 2002 were as follows:

	2004			2003			2002
	Before Tax Amount	Tax expense or benefit	Net of tax amount	Before Tax Amount	Tax expense or benefit	Net of tax amount	Before Tax Amount	Tax expense or benefit	Net of tax amount
	Thousands of Euros
Foreign currency translations adjustment	(308,751)	—	(308,751)	(922,506)	—	(922,506)	(1,864,977)	—	(1,864,977)
Unrealized gains on securities:
Total holding gains arising during the period	1,245,770	(370,925)	874,845	3,155,883	(1,022,067)	2,133,816	(1,316,794)	347,268	(969,526)
Less: reclassification adjustment for gains included in net income	517,649	(243,050)	274,599	1,522,330	(442,538)	1,079,792	604,828	(211,689)	393,139

Net unrealized gains	728,121	(127,875)	600,246	1,633,553	(579,529)	1,054,024	(1,921,622)	558,957	(1,362,665)
Derivatives Instruments and Hedging Activities	(14,252)	2,877	(11,375)	(72,149)	27,363	(44,786)	110,830	(38,791)	72,039

Other comprehensive income	405,118	(124,998)	280,120	638,898	(552,166)	86,732	(3,675,769)	520,166	(3,155,603)

16. Earnings per share

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

The computation of basis and diluted earnings per share for the years ended December 31, 2004, 2003 and 2002 is presented in the following table:

	2004	2003	2002
	Thousands of Euros, except per share data
Spanish GAAP
Consolidated net income for the year	3,192,468	2,897,164	2,466,048
Preferred stock dividends	(189,985)	(214,449)	(275,629)
Net income attributed to minority interest	(200,579)	(456,014)	(471,290)
U.S. GAAP
Consolidated net income for the year	3,345,609	2,480,482	2,621,693
Preferred stock dividends	—	(214,161)	(275,629)
Net income attributed to minority interest	(250,266)	(360,421)	(500,318)
Convertible bond interest	—	—	2
Numerator for basic earnings per share
Income available to common stockholders (Spanish GAAP)	2,801,904	2,226,701	1,719,129
Continued operations	2,801,904	2,226,701	1,915,323
Discontinued operations (Note 32.2.B.14)	—	—	(196,194)
Income available to common stockholders (U.S. GAAP)	3,095,343	1,905,900	1,845,746
Continued operations	3,095,343	1,905,900	2,167,000
Discontinued operations (Note 32.2.B.14)	—	—	(321,254)
Numerator for diluted earnings per share
Income available to common stockholders (Spanish GAAP)	2,801,904	2,226,701	1,719,131
Continued operations	2,801,904	2,226,701	1,915,325
Discontinued operations (Note 32.2.B.14)	—	—	(196,194)
Income available to common stockholders (U.S. GAAP)	3,095,343	1,905,900	1,845,748
Continued operations	3,095,343	1,905,900	2,167,002
Discontinued operations (Note 32.2.B14)	—	—	(321,254)
Denominator for basic earnings per share	3,372,153,413	3,195,852,043	3,196,503,149
Denominator for diluted earnings per share	3,372,168,559	3,197,130,013	3,196,988,724
Spanish GAAP
Basic earnings per share (Euros)	0.831	0.697	0.538
Continued operations	0.831	0.697	0.599
Discontinued operations (Note 32.2.B.14)	—	—	(0.061)
Diluted earnings per share (Euros)	0.831	0.696	0.538
Continued operations	0.831	0.696	0.599
Discontinued operations (Note 32.2.B.14)	—	—	(0.061)
U.S. GAAP
Basic earnings per share (Euros)	0.918	0.596	0.577
Continued operations	0.918	0.596	0.678
Discontinued operations (Note 32.2.B.14)	—	—	(0.101)
Diluted earnings per share (Euros)	0.918	0.596	0.577
Continued operations	0.918	0.596	0.678
Discontinued operations (Note 32.2.B.14)	—	—	(0.101)

17. FIN 45

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

In addition, under Spanish GAAP, obligations reflected in memorandum accounts which fall within the scope of FIN 45 are evaluated in terms of credit and country risks, following criteria analogous to those described in Note 32.2.B.7 “Impairment – allowance for loan losses”, which substantially meet SFAS 5 provisions, and a liability is recorded accordingly.

When a guarantee is issued by the Bank as part of a transaction with multiple elements with an unrelated party (i.e. embedded in other contracts), the fair value of such guarantee is recorded as a liability at the inception. The fair value is estimated using the net present value of expected future payments.

Based on the discussions above, accounting criteria under Spanish GAAP for treatment of contingent liabilities do not differ significantly from that required by FIN 45 under U.S. GAAP. Therefore, we believe that the adoption of FIN 45 does not have a material impact on the Bank’s financial position or results of operations.

18. Other Accounting Standards

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

The mandatory effective dates of FIN 46-R for enterprises with variable interests in variable interest entities created before February 1, 2003, given certain year-end and frequency of reporting assumptions, are basically for periods beginning January 1, 2004 for SPEs and for periods ending December 31, 2004 provided that no interim financial statements reconciled to U.S. GAAP are being filed semi-annually. However, FIN 46-R must be applied to variable interest entities created after February 1, 2003 in the consolidated Financial Statements as of December 31, 2003.

BBVA Group created a variable interest entity, BBVA Capital Finance, S.A.U. in November 2003. Additionally, BBVA Capital Finance, S.A. issued €1,975,000 thousand of preferred stock (see Note 22) during 2004 and 2003. Following the effective rules of FIN 46-R, BBVA applied FIN 46-R to BBVA Capital Finance, S.A.U. As required by FIN-46-R, BBVA does not consolidate Capital Finance, S.A.U because Banco Bilbao Vizcaya Argentaria, S.A. is not the primary beneficiary.

Therefore, €1,975,000 thousand (€350,000 thousand as of December 31, 2003) of preferred stock issued by BBVA Capital Finance, S.A.U. in December 2004 have been reclassified from “Minority Interest” caption in the Primary Financial Statements (see Note 22) to “Time Deposits” caption in the Consolidated Balance Sheet under U.S. GAAP disclosed in note 32.2.C.2. Additionally, €17,614 thousand (€288 thousand as of December 31, 2003) of dividends of preferred stock have been reclassified from “Minority Interest” caption in the Primary Financial Statements (see Note 22) to “Time Deposits” caption in the Consolidated Balance Sheet under U.S. GAAP disclosed in note 32.2.C.2.

The adoption of FIN 46 has had no significant impact on 2003 and 2004 net attributable income or stockholders’ equity. The preference shares issuance vehicles activity is designed to make a profit enough to pay the preference shares fixed dividend and pay the related expenses, there is no other profit. As a result, the net income of the preference shares issuance vehicles deconsolidated is attributable to the holders of preference shares and there is no effect on stockholders’ net income.

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

The Group, see Note 22, issued various noncumulative, nonvoting, preferred stock guaranteed by Banco Bilbao Vizcaya Argentaria, S.A., the parent company. These issues were subscribed by third parties outside the Group and are wholly or partially redeemable at the Company’s option after five or ten years from the issue date, depending on the terms of each issue. According to SFAS 150, as redemption of preferred stock is required upon liquidation or termination of the issuers (BBVA subsidiaries) this Statement does require the obligation to report preferred stock as a liability in the consolidated financial statements of BBVA Group. However, these preferred stocks are included under the Scope of FSP Staff Position 150-3 and therefore, following FSP 150-3, the Group deferred the application of SFAS 150 as of December 31, 2003.

As of December 31, 2004, the Group has applied SFAS 150 or FIN 46-R to all preferred stocks to variable interest entities issuers of preferred stock the impact on financial statements are as follows:

•	all preferred stock issued by the Group are classified as liabilities, or

•	all variable entities issuers of preferred stock are deconsolidated

This adjustment reflects the reclassification amounting to €3,798,235 thousand and €350,000 thousand in 2004 and 2003, respectively, in the consolidated balance sheet (see note 32.2.C.2) from “Minority Interest” caption to “Time Deposits” caption. The dividends paid by the preferred stock amounting to €189,985 thousand and €288 thousand in 2004 and 2003, respectively, should be reclassified in the consolidated balance sheet (see note 32.2.C.2) from “Minority Interest” caption to “Time Deposits” caption.

The effect on 2003 financial statements considers only issues made after January 31, 2003 and therefore subject to FIN 46-R while the effect on 2004 financial statements considers all preference shares issued though VIEs despite the date of issuance of the preference shares. Had the Company followed in 2003 the criteria of considering all preference shares, the reclassification from “Minority Interest” to “Time Deposits” would have amounted to €4,105,543 thousand

19. New Accounting Standards

Statements of Financial Accounting Standards No. 123 (Revised 2004): Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending December 31, 2005. The Company does not anticipate that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

Statements of Financial Accounting Standards No. 151: Inventory Costs – An Amendment of ARB No. 43, Chapter 4

On November 24, 2004, the FASB issued SFAS No. 151, “Inventory Cost, a revision of ARB No. 43, Chapter 4”. The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities. SFAS No. 151 will be applicable to valuation of Inventories by the end of the first reporting period ending after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29

On December 16, 2004, the FASB issued SFAS No.153, “Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29”, which amends Accounting Principles Board Opinion No. 29 “Accounting for Nonmonetary Transactions”. This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset.

SAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 153 will have a material impact on its financial position, cash flows or results of operations.

SAB No. 107: Shared Based Payment

On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, “Share-Based Payment,” (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), “Share-Based Payment “(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

EITF 04-1: Accounting for Preexisting Relationships between the Parties to a Business Combination

This Issue addresses the accounting for preexisting relationships between the parties to a business combination. The consensuses in this Issue should be applied to business combinations consummated and goodwill impairment tests performed in reporting periods beginning after October 13, 2004. The application of this new accounting literature by BBVA had no impact on its financial position, cash flows or results of Operations.

SOP No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”

In December, 2003, AICPA (the American Institute of Certified Public Accountants) issued SOP No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”. It is effective for loans acquired in fiscal years beginning after December 15, 2004. It requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for all loans acquired in a transfer that have evidence of deterioration in credit quality since origination, when it is probable that the investor will be unable to collect all contractual cash flows. Certain loans such as mortgage loans held-for-sale, loans carried at fair value, and loans to borrowers under revolving credit agreements and in good standing could be excluded from the scope of this statement. The yield that may be accreted is limited to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life. Decreases in expected cash flows are recognized as impairment. The Bank will apply SOP No. 03-3 for loans acquired in fiscal years beginning after December 15, 2004.

Final rule 33-8567 related to First-Time Application of International Financial Reporting Standards (“IFRS”)

In April, 2004, SEC (the Securities and Exchange Commission) issued final rule 33-8567 related to First-Time Application of International Financial Reporting Standards (“IFRS”). The Commission is adopting amendments to Form 20-F to provide a onetime accommodation relating to financial statements prepared under International Financial Reporting Standards (“IFRS”) for foreign private issuers registered with the SEC. This accommodation applies to foreign private issuers that adopt IFRS prior to or for the first financial year starting on or after January 1, 2007. The accommodation permits eligible foreign private issuers for their first year of reporting under IFRS to file two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS, with appropriate related disclosure. The accommodation retains current requirements regarding the reconciliation of financial statement items to generally accepted accounting principles as used in the United States (“U.S. GAAP”). In addition, the Commission is amending Form 20-F to require certain disclosures of all foreign private issuers that change their basis of accounting to IFRS. In 2005 the BBVA Group will present its financial information in accordance to IFRS and will be subject to the requirements of this proposed rule.

Staff Accounting Bulletin (SAB) No. 105, “Application of Accounting Principles to Loan Commitments”

In March 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 105, “Application of Accounting Principles to Loan Commitments”. SAB 105 requires that the fair value measurement of loan commitments, which are derivatives, exclude any expected future cash flows related to the customer relationship or servicing rights. The guidance in SAB 105 must be applied to loan commitments entered into after March 31, 2004. The adoption of SAB 105 did not have a material impact on BBVA’s financial statements.

SFAS No. 154, “Accounting Changes and Error Corrections”

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28”. This statement provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Bank will apply these requirements to any accounting changes after the implementation date.

FASB Interpretation No. 47: Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143

On March 2005, FASB issued FASB Interpretation No. 47. The Board concluded that asset retirement obligations within the scope of Statement 143 that meet the definition of a liability in Concepts Statement 6 should be recognized as a liability at fair value if fair value can be reasonably estimated. The Board believes that when an existing law, regulation, or contract requires an entity to perform an asset retirement activity, an unambiguous requirement to perform the retirement activity exists, even if that activity can be deferred indefinitely. At some point, deferral is no longer possible, because no tangible asset will last forever, except land. Therefore, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. The use of an expected value technique to measure the fair value of the liability reflects any uncertainty about the amount and timing of future cash outflows. This Interpretation is effective no later than December 31, 2005, for calendar-year enterprises. The Bank does not anticipate that adoption of FIN 47 will have any effect on its financial position, results of operations or cash flows.

20. SFAS 140- Accounting For The Transfers And Servicing Of Financial Assets And Extinguishments Of Liabilities

In September 2000, the Financial Accounting Standards Board issued Statement No. 140 (“SFAS 140”), Accounting For The Transfers And Servicing Of Financial Assets And Extinguishments Of Liabilities, which replaces SFAS 125 (of the same title). SFAS 140 revises certain standards in the accounting for securitizations and other transfers of financial assets and collateral, and requires some disclosures relating to securitization transactions and collateral, but it carries over most of SFAS 125’s provisions. As explained in note 32.2.A the accounting of transfer of Financial Assets under Spanish GAAP does not present significant differences with respect to U.S. GAAP.

Under Spanish GAAP securitizations are accounted for following the “transfer of financial assets” rules. During 2004, 2003 and 2002 the Group transferred loans to securizitation funds (See Note 8).

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

All the conditions described above allows us to consider securitization funds as Qualified SPE under U.S. GAAP with the exception of the following funds:

•	BCL Municipios I Fondo de Titulización de activos and,

•	Hipotecario 2 Fondo de Titulización Hipotecaria.

These two funds do not meet the conditions of true sale since the bank holds the majority of the beneficial interest issued.

No gains or losses were registered in earnings for all securitizations because the selling price was equal to the book value of transferred loans. Therefore no adjustment was made in reconciliation to U.S. GAAP.

The outstanding balance of the transferred loans as of December 31, 2004 and 2003, and the total interest accrued during the year 2004 and 2003 amounts to:

	2003 Thousand of Euros
	Qualified SPE	Non Qualified SPE	TOTAL
Loans	2,020,887	1,263,523	3,284,410
Allowance for loan losses	(930)	—	(903)
Net loans	2,019,984	1,263,523	3,283,507
Interest Revenues	73,604	49,358	122,962

	2004 Thousand of Euros

	Qualified SPE	Non Qualified SPE	TOTAL
Loans	3,379,887	1,108,712	4,488,599
Allowance for loan losses	(1,500)	—	(1,500)
Net loans	3,378,387	1,108,712	4,487,099
Interest Revenues	68,035	35,178	103,213

The roll forward of “Allowance for loans losses” in 2004 and 2003, was as follows:

	2004	2003
	Thousand of Euros
Beginning Balance	903	—
Net charge for the year	605	903
Transfer to loans write-off	—	—
Other	(8)	—
Ending Balance	1,500	903

21. Consolidated Statements of Cash-Flows-

The following combined statements of cash flows for 2004, 2003 and 2002, are presented in connection with U.S. Statement of Financial Accounting Standards No. 95 and reflect the adoption of U.S. Statement of Financial Accounting Standards No. 104.

	Year ended December 31,
	2004	2003	2002
	(Thousands of Euros)
Cash Flows from Operating Activities:(a)
Net income	3,095,343	1,905,900	1,845,746
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and depreciation	1,189,837	570,600	1,215,117
Provision for loan losses and special reserves	1,691,352	2,799,467	2,846,444
Net decrease (increase) in trading securities	(4,283,428)	(1,168,086)	(8,284,485)
Gains on sale of premises and equipment	(90,996)	(55,497)	(154,054)
Gains on sale of investment securities and affiliated companies securities	(979,617)	(908,927)	(822,678)
Minority interests	250,266	574,582	775,947
Increase (Decrease) in taxes payable	(90,273)	(444,677)	(648,204)
Net decrease (increase) in interest receivable and payable and other accrued income and expenses	275,334	(17,083)	690,734

Net cash provided by operating activities	1,057,818	3,256,279	(2,535,433)

Cash Flows from Investing Activities:
Net decrease (increase) in interest bearing with banks	(1,794,444)	2,676,783	40,567
Net decrease (increase) in securities purchased under agreements to resell	5,533,631	(3,866,116)	2,481,524
Purchase of investment securities and affiliated companies	(7,548,082,226)	(5,761,158,834)	(6,284,522,879)
Proceeds from sales of investment securities and affiliated companies	7,551,507,966	5,760,759,283	6,307,517,713
Net decrease (increase) in loans and leases	(23,263,222)	(6,592,936)	8,459,773
Purchase of premises and equipment	(425,060)	(1,086,698)	(1,142,896)
Proceeds from sales of premises and equipment	309,241	391,840	722,828
Other investing activities	(4,479,637)	333,844	366,532

Net cash used in investing activities	(20,693,751)	(8,542,834)	33,923,162

Cash Flows from Financing Activities:
Net increase (decrease) in non-interest-bearing deposits	(127,389)	(2,395,593)	215,151
Net increase (decrease) in demand deposits	1,863,974	(1,959)	(5,589,469)
Net increase (decrease) in savings deposits	1,922,069	2,064,080	(3,185,322)
Net increase (decrease) in time deposits	8,492,178	(5,156,727)	(15,802,230)
Net increase (decrease) in other Bank of Spain and Deposit Guarantee Fund	(2,641,824)	5,965,321	4,805,580
Net increase (decrease) in short-term borrowings	(906,164)	544,841	(389,711)
Proceeds from issuance of long-term debt	18,806,321	11,304,197	—
Repayment of long-term debt	(6,924,783)	(5,160,119)	(6,249,660)
Other financing activities	(1,521,274)	(907,090)	(4,793,970)
Capital increase	1,998,750	—	—
Dividends paid	(1,350,328)	(1,108,492)	(1,252,870)

Net cash provided by financing activities	19,611,530	5,148,459	(32,242,501)

Net increase in cash and due from banks	(24,403)	(138,096)	(854,772)

Cash and due from banks at beginning of the year(b)	2,861,721	2,999,817	3,854,589
Cash and due from banks at end of the year(b)	2,837,318	2,861,721	2,999,817

(a)	The cash paid by the Company for interest and income taxes during 2004, 2003 and 2002 was as follows:

	2004	2003	2002
	Thousands of Euros
Interest expense	6,122,420	6,103,750	9,024,465
Income taxes	256,340	167,155	(580,991)

(b)	For purposes of the statement of cash flows, the Group considers as cash and cash equivalents the cash and due from banks.

During 2004, 2003 and 2002 the most important non-cash transactions made by the Group were the transfers of loans to assets acquired through foreclosure amounting approximately, €109,913 thousand, € 144,619 thousand and €237,895 thousand, respectively.

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

In this caption the following adjustments due to reconciliation in Note 32.2.B are included:

1. “Reversal of the net effect of revaluation of equity securities” (see note 32.2.B.2), this adjustment supposes a decrease of these assets amounted to €3,029 thousand, in 2004, 2003 and 2002, respectively.

2. “Effect of following the equity method of accounting for investments in affiliated companies” (see note 32.2.B.3), this adjustment supposes an increase of these assets amounted to €3,125,764 thousand, €3,638,685 thousand and €4,867,546 thousand in 2004, 2003 and 2002, respectively.

3. “Valuation of investment securities (equity securities)” (see note 32.2.B.9), this adjustment supposes an increase of these assets amounted to €2,534,731 thousand, €2,135,981 thousand and €754,378 thousand in 2004, 2003 and 2002, respectively.

4. “Valuation of investment securities (debt securities)” (see note 32.2.B.9), this adjustment supposes an increase of these assets amounted to €789,584 thousand, €69,160 thousand and €355,606 thousand in 2004, 2003 and 2002, respectively.

5. “Derivative instruments and hedging activities (SFAS 133)” (see note 32.2.B.11), this adjustment supposes an increase of these assets amounted to €44,107 thousand, €58,359 thousand and €130,508 thousand in 2004, 2003 and 2002, respectively.

6. “Amortization of surplus allocated to specific assets and liabilities” (see note 32.2.B.1), this adjustment supposes an increase of these assets amounted to €23,883 thousand, €29,035 thousand and €71,954 thousand in 2004, 2003 and 2002, respectively.

7. In “Accounting of goodwill” (see note 32.2.B.5) the effect of the surplus allocated to specific assets an liabilities in the acquisition of BBVA Bancomer supposes a decrease of €28,576 thousand in 2004.

c.	In the caption “Total loans and leases, net of unearned income” the following adjustments due to reconciliation in Note 32.2.B are included:

1. “Employee loans issued to purchase shares of capital Stock” (see note 32.2.B.8), this adjustment supposes a decrease of these assets amounted to €12,139 thousand , €1,766 thousand and €2,479 thousand in 2004, 2003 and 2002, respectively.

2. “Amortization of surplus allocated to specific assets and liabilities” (see note 32.2.B.1), this adjustment supposes an increase of these assets amounted to €427,659 thousand, €465,642 thousand and €521,699 thousand in 2004, 2003 and 2002, respectively.

3. “Allowance for loan losses” (see note 32.2.B.7), this adjustment supposes an increase of these assets amounted to €1,054,228 thousand, €779,694 thousand and €686,058 thousand in 2004, 2003 and 2002, respectively.

4. In “Accounting of goodwill” (see note 32.2.B.5) the effect of the surplus allocated to specific assets an liabilities in the acquisition of BBVA Bancomer supposes an increase of €386,857 thousand in 2004.

d.	In the caption “Premises and equipment” the following adjustments due to reconciliation in Note 32.2.B are included:

1. “Elimination of over-depreciation relating to restated fixed assets, recognition of additional profits on the sale and disposal of restated items” (see note 32.2.B.2), this adjustment supposes a decrease of these assets amounted to €294,482 thousand, €313,082 thousand and €363,059 thousand in 2004, 2003 and 2002, respectively.

2. “Elimination of the inflation adjustment in non highly inflationary countries” (see note 32.2.B.12), this adjustment supposes a decrease of these assets amounted to €491,925 thousand, €431,496 thousand and €269,039 thousand in 2004, 2003 and 2002, respectively.

3. In “Accounting of goodwill” (see note 32.2.B.5) the effect of the surplus allocated to specific assets an liabilities in the acquisition of BBVA Bancomer supposes a decrease of €24,861 thousand in 2004.

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

In this caption the following adjustments due to reconciliation in Note 32.2.B are included:

1. “Effect of following the equity method of accounting for investments in affiliated companies” (see note 32.2.B.3), this adjustment supposes a decrease of these assets amounted to €3,573,296 thousand, €4,061,742 thousand and €5,147,643 thousand in 2004, 2003 and 2002, respectively.

2. “Valuation of investment securities (equity securities)” (see note 32.2.B.9), this adjustment supposes an increase of these assets amounted to €197,934 thousand in 2004 and a decrease of these assets amounted to €5,892 thousand and €4,053 thousand in 2003 and 2002, respectively.

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

In the caption “Intangible assets” the following adjustments due to reconciliation in Note 32.2.B are included:

1. “Expenses of capital increase” (see note 32.2.B.10), this adjustment supposes a decrease of these assets amounted to €48,093 thousand, €32,302 thousand and €53,051 thousand in 2004, 2003 and 2002, respectively.

2. “Start up expenses” (see note 32.2.B.10), this adjustment supposes a decrease of these assets amounted to €10,256 thousand, €19,537 thousand and €98,460 thousand in 2004, 2003 and 2002, respectively.

3. In “Accounting of goodwill” (see note 32.2.B.5) the effect of the surplus allocated to specific assets an liabilities in the acquisition of BBVA Bancomer supposes an increase of €665,729 thousand in 2004.

In the caption “Goodwill in consolidation” the following adjustments due to reconciliation in Note 32.2.B are included:

1. “Accounting of Goodwill” (see note 32.2.B.5), this adjustment supposes a decrease of these assets amounted to €140,473 thousand , €259,637 thousand and €179,129 thousand in 2004, 2003 and 2002, respectively.

2. “Amortization of remaining Goodwill merger Argentaria” (see note 32.2.B.1), this adjustment supposes an increase of these assets amounted to €5,332,924 thousand in 2004, 2003 and 2002, respectively.

3. In “Accounting of goodwill” (see note 32.2.B.5) the effect of of the surplus allocated to specific assets an liabilities in the acquisition of BBVA Bancomer supposes a decrease of €1,054,869 thousand in 2004.

In the caption “Others” the following adjustments due to reconciliation in Note 32.2.B are included:

1. “Pensions plan cost and early retirements” (see notes 32.2.B.4.1 and 32.B.4.2), this adjustment supposes an increase of these assets amounted to €122,098 thousand, €134,307 thousand and €146,516 thousand in 2004, 2003 and 2002, respectively.

2. “Tax effect of above mentioned adjustments” and “Effect of following SFAS 109 in the accounting for income taxes for each year” (see note 32.2.B.13), these adjustments suppose a decrease of these assets amounted to €19,076 thousand, €225,077 thousand and €40,396 thousand in 2004, 2003 and 2002, respectively.

3. “Amortization of surplus allocated to specific assets and liabilities” (see note 32.2.B.1), this adjustment supposes an increase of these assets amounted to €12,235 thousand, €17,172 thousand and €22,007 thousand in 2004, 2003 and 2002, respectively.

4. “Derivative instruments and hedging activities” (SFAS 133) (see note 32.2.B.11), these adjustments suppose an increase of these assets amounted to €15,015 thousand, €90,618 thousand in 2004 and 2003, respectively, and a decrease of these assets amounted to €120,962 thousand in 2002.

5. “BBV Brasil transaction” (see note 32.2.B.14), this adjustment supposes a decrease of these assets amounted to €56,186 in 2002.

6. In “Accounting of goodwill” (see note 32.2.B.5) the effect of the surplus allocated to specific assets an liabilities in the acquisition of BBVA Bancomer supposes an increase of €160,121 thousand in 2004.

k.	In the caption “Time Deposits”, the following adjustments are included:

1. “Application of SFAS No. 150” (see note 32.2.B.18) which supposes an increase of these liabilities amounted to €3,798,235 thousand in 2004 and €350,000 thousand in 2003.

2. In “Accounting of goodwill” (see note 32.2.B.5) the effect of of the surplus allocated to specific assets an liabilities in the acquisition of BBVA Bancomer supposes an increase of €103,687 thousand in 2004.

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

m.	The captions “Marketable debt securities” and “Subordinated debt” disclosed in the balance sheet under Spanish GAAP are presented under the caption “Long term debt” under U.S. GAAP, except the item “Promissory Notes and other securities” and bonds and debentures outstanding with maturity in 2005, 2004 and 2003, respectively, which are included under the “Short term borrowings” caption.

In the caption “Long term debt”, the adjustment “Amortization of surplus allocated to specific assets and liabilities” (see note 32.2.B.1) is included. This adjustment supposes an increase of these liabilities amounted to €34,950 thousand, €49,058 thousand and €62,873 thousand in 2004, 2003 and 2002, respectively.

In “Accounting of goodwill” (see note 32.2.B.5) the effect of the surplus allocated to specific assets an liabilities in the acquisition of BBVA Bancomer supposes an increase of €37,047 thousand in 2004.

n.	The main portion of the following captions in the liability side in the Spanish GAAP balance sheet are presented under the caption “Other liabilities” in the U.S. GAAP balance sheet: “Other liabilities”, “Accrual accounts” and “Provisions for contingencies and expenses”.

In the caption “Taxes payable”, the adjustment “Amortization of surplus allocated to specific assets and liabilities” (see note 32.2.B.1) is included. This adjustment supposes an increase of these liabilities amounted to €158,585 thousand, €173,681 thousand and €207,778 thousand in 2004, 2003 and 2002, respectively (see note 32.2.B.18).

In the caption “Accrual accounts”, the following adjustment are included:

1. “Application of SFAS No. 150” supposes an increase of these liabilities amounted to €189,985 thousand and €288 thousand, in 2004 and 2003, respectively.

2. “Loan origination fees” (see note 32.2.B.7) supposes an increase of these liabilities amounted to €72,450 thousand in 2004.

In the caption “Pension allowance” the adjustment “Early retirements” (see note 32.2.B.4.2) is included. This adjustment supposes an increase of these liabilities amounted €200 thousand and €374 thousand, in 2003 and 2002, respectively.

In the caption “Other provision” the adjustment “Termination indemnities” (see note 32.2.B.4.3) is included. This adjustment supposes a decrease of these liabilities amounted to €60,076 thousand, €39,573 thousand and €37,490 thousand in 2004, 2003 and 2002, respectively.

In the caption “Others” of the liabilities the following adjustments due to reconciliation in Note 32.2.B are included:

1. “Accounting of goodwill” (see note 32.2.B.5), this adjustment supposes a decrease of these liabilities amounted to €37,238 thousand, €38,712 thousand and €47,554 thousand in 2004, 2003 and 2002, respectively.

2. “Effect of following the equity method of accounting for investments in affiliated companies” (see note 32.2.B.3), this adjustment supposes a decrease of these liabilities amounted to €4,093 thousand in 2002.

3. “Gains on transactions with parent company shares and stock options owned by subsidiaries accounted for as income for the year” (see note 32.2.B.6), this adjustment supposes a decrease of these liabilities amounted to €27,655 thousand, €28,213 thousand and €26,752 thousand in 2004, 2003 and 2002, respectively.

4. In “Accounting of goodwill” (see note 32.2.B.5) the effect of the surplus allocated to specific assets an liabilities in the acquisition of BBVA Bancomer supposes an increase of €359,794 thousand in 2004.

5. “Tax effect of above mentioned adjustments” and “Effect of following SFAS 109 in the accounting for income taxes for each year” (see note 32.2.B.13), this adjustment supposes an increase of these liabilities amounted to €1,378,284 thousand, €768,863 thousand and €275,368 thousand in 2004, 2003 and 2002, respectively.

6. “BBV Brasil transaction” (see note 32.2.B.14), this adjustment supposes a decrease of these liabilities amounted to €60,437 thousand in 2002.

o.	Net income attributed to minority interests is included in the caption “Minority interest” under U.S. GAAP.

In the caption “Minority interest” the adjustments due to reconciliation in Note 32.2.B suppose a decrease of these liabilities amounted to €4,243,566 thousand, €646,384 thousand and €123,704 thousand in 2004, 2003 and 2002, respectively.

p.	The following captions in the Spanish GAAP balance sheet are presented under the items “Additional Paid-in capital”, “Other additional capital” and “Retained earnings” in the U.S. GAAP balance sheet: “Net income attributed to the Group”, “Additional paid-in capital”, “Reserves”, “Revaluation reserves” and “Reserves at consolidated companies”, in addition to the captions disclosed above.

In the caption “Retained earnings and other reserves”, the adjustments due to reconciliation in Note 32.2.B suppose an increase of these liabilities amounted to €7,427,312 thousand, €6,808,809 thousand and €6,305,348 thousand in 2004, 2003 and 2002, respectively.

Statement of Income-

q.	The breakdown of interest income and interest expense under Spanish and U.S. GAAP is determined by the classification of the assets and liabilities that generate such income and expenses. However, net interest income under Spanish GAAP includes dividends from common stocks and affiliated companies and the interest cost assigned to the pension plan, which are classified as a part of “Gains (losses) from investment securities”, “Gains (losses) from affiliated company securities” and “Salaries and employee benefits” in the U.S. GAAP statement of income, respectively. In the caption “Interest on deposits” in 2004 and 2003, are included the following adjustment:

1. “Application of SFAS No. 150” (see note 32.2.B.18) which supposes a decrease of these interests amounted to €189,985 thousand and €288 thousand in 2004 and 2003, respectively.

2. In “Accounting of goodwill” (see note 32.2.B.5) the effect of the surplus allocated to specific assets an liabilities in the acquisition of BBVA Bancomer supposes a decrease of €273,287 thousand in 2004.

3. “Loan origination fees” (see note 32.2.B.7) which supposes a decrease of these interest amounted to €72,450 thousand in 2004.

r.	Commissions and fees received and paid by the Group are presented as separate items in the statement of income for Spanish GAAP purposes.

Under U.S. GAAP, we separate the main items and then we distinguish each main item between fees received and paid.

s.	In the caption “Provisions for loans losses” the adjustment “Effect of recording the allowance for probable loans and losses” (see note 32.2.B.7) is included. This adjustment supposes a decrease of these provisions amounted to €267,739 thousand, €93,636 thousand and €226,717 thousand in 2004, 2003 and 2002, respectively.

t.	In the caption “Gains (losses) from affiliated companies’ securities” the following adjustments due to reconciliation in Note 32.2.B are included:

1. “Effect of following the equity method of accounting for investments in affiliated companies” (see note 32.2.B.3) is included. This adjustment supposes a decrease of these gains amounted to €182,376 thousand, €272,377 thousand and €133,008 thousand in 2004, 2003 and 2002, respectively.

2. “Accounting of goodwill” (see note 32.2.B.5) supposes an increase amounted to €9,261 thousand and €15,462 thousand in 2004 and 2003, respectively.

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

1. “Effect of following the equity method of accounting for investments in affiliated companies” (see note 32.2.B.3), this adjustment supposes an increase of income amounted to €169,185 thousand, €163,927 thousand and €73,277 thousand in 2004, 2003 and 2002, respectively.

2. “Valuation of investment securities (equity securities)” (see note 32.2.B.9), this adjustment supposes an decrease of income amounted to €99,782 thousand, €224,155 thousand in 2004 and 2003, respectively, and an increase of income amounted €425,795 thousand in 2002.

3. “Valuation of investment securities (debt securities)” (see note 32.2.B.9), this adjustment supposes an increase of income amounted to €218,127 thousand in 2004, and a decrease of income amounted to €326,498 thousand in 2003.

4. “Amortization of surplus allocated to specific assets and liabilities” (see note 32.2.B.1), this adjustment supposes a decrease of income amounted to €18,868 thousand, €55,899 thousand and €154,690 thousand in 2004, 2003 and 2002, respectively.

5. “Derivative instruments and hedging activities (SFAS 133)” (see note 32.2.B.11), this adjustment supposes a decrease of income amounted to €42,257 thousand in 2004, an increase of income amounted to €211,580 thousand in 2003, and a decrease of income amounted to €106,123 thousand in 2002.

w.	In the caption “Other income” of the statement of income the following adjustments due to reconciliation in Note 32.2.B are included:

1. “Elimination of over-depreciation relating to restated fixes assets, recognition of additional profits on the sale and disposal of restated items” (see note 32.2.B.2.1), this adjustment supposes an increase of income amounted to €18,598 thousand, €49,978 thousand and €68,360 thousand in 2004, 2003 and 2002, respectively.

2. “Elimination of the inflation adjustment in non highly inflationary countries” (see note 32.2.B.12), this adjustment supposes an increase of income amounted to €42,658 thousand and €55,406 thousand in 2004 and 2003, respectively, and a decrease of income amounted to €4,780 thousand in 2002.

3. “BBV Brasil transaction” (see note 32.2.B.14), this adjustment supposes an increase of these gains amounted to €4,251 thousand in 2002.

4. “Gains on transactions with parent company shares and stock options owned by subsidiaries accounting for as income for the year” (see note 32.2.B.6) supposes a decrease of these gains amounted to €41,437 thousand in 2004, and an increase of these gains amounted to €23,363 thousand and €24,585 thousand in 2003 and 2002, respectively.

x.	In the caption “Salaries and employee benefits” of the statement of income the adjustment “Pension plan cost and early retirements” (see notes 32.2.B.4.1 and 32.2.B.4.2) is included. This adjustment supposes an increase of expenses amounted to €12,209 thousand, €811,625 thousand and €511,386 thousand in 2004, 2003 and 2002, respectively.

y.	In the caption “Amortization of goodwill” of the statement of income the adjustment due to “Accounting of goodwill” (see note 32.2.B.5), supposes an increase of income amounted to €330,911 thousand, €386,967 thousand and €203,229 thousand in 2004, 2003 and 2002, respectively.

z.	In the caption “Net provision for specific allowances” of the statement of income the following adjustments due to reconciliation in Note 32.2.B are included:

1. “Early retirements” (see note 32.2.B.4.2), this adjustment supposes an increase of provision amounted to €200 thousand, €174 thousand and €432 thousand in 2004, 2003 and 2002, respectively.

2. “Termination indemnities” (see note 32.2.B.4.3), this adjustment supposes an increase of income amounted to €20,503 thousand, €2,083 thousand in 2004 and 2003, respectively, and a decrease of income amounted to €23,079 thousand in 2002.

aa.	“Other operating revenue” and “Other operating expenses” items are included under “Other income” and “Other expenses”, respectively in the U.S. GAAP statements of income.

bb.	Under Spanish GAAP, occupancy and maintenance expenses of premises and equipment are included under the caption “General administrative expenses—General expenses”.

Under U.S. GAAP, such expenses are included as a part of “Occupancy expenses of premises, depreciation and maintenance”.

cc.	Amortization of intangible assets is included as a part of “Depreciation and amortization”.

Under U.S. GAAP, such amortization is included under “Other expenses”.

In the caption “Other expenses” of the statement of income, the following adjustments due to reconciliation in Note 32.2.B are included:

1. “Expenses of capital increase” (see note 32.2.B.10), this adjustment supposes a decrease of expenses amounted to €29,072 thousand, €22,764 thousand and €21,958 thousand in 2004, 2003 and 2002, respectively.

2. “Start up expenses” (see note 32.2.B.10), this adjustment supposes a decrease of expenses amounted to €9,283 thousand, €67,813 thousand and €26,461 thousand in 2004, 2003 and 2002, respectively.

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

In the caption “Minority shareholder’”, the adjustments due to reconciliation in Note 32.2.B suppose a decrease of minority income amounted to €140,298 thousand, €95,881 thousand and €10,577 thousand in 2004, 2003 and 2002, respectively.

ee.	In the caption “Income tax expense” the adjustments “Tax effect of above mentioned adjustments” and “Effect of following SFAS 109 in the accounting for income taxes for each year” (see note 32.2.B.13) are included. These adjustments suppose an increase of expenses amounted to €29,746 thousand, €181,008 thousand in 2004 and 2003, respectively, and a decrease of €25,959 thousand in 2002.

2. Consolidated Financial Statements under Regulation S-X-

Following are the consolidated balance sheets of the BBVA Group as of December 31, 2004, 2003 and 2002 and the consolidated statement of income for each of the years ended December 31, 2004, 2003 and 2002, in the format for banks and bank holding companies required by Regulation S-X of the Securities and Exchange Commission of the United States of America, and, accordingly, prepared in accordance with Spanish GAAP (before reconciliation adjustments) and under U.S. GAAP (after reconciliation adjustments described above in Note 32.2.B).

The companies consolidated by the proportional method under SP GAAP as described in Note 2-c are not fully consolidated. The effect in the total assets would be less than 1% (see note 32.2.D.3).

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004, 2003 AND 2002

(Currency—Thousands of Euros)

	Year ended December 31,
	2004			2003			2002
	Before Reconciliation adjustments	Reconciliation adjustments U.S. GAAP.	After Reconciliation adjustments	Before Reconciliation adjustments	Reconciliation adjustments U.S. GAAP.	After Reconciliation adjustments	Before Reconciliation adjustments	Reconciliation adjustments U.S. GAAP	After Reconciliation adjustments
Assets
Cash and due from banks	2,837,318	—	2,837,318	2,861,721	—	2,861,721	2,998,817	—	2,999,817
Interest-bearing deposits in other banks	18,544,453	—	18,544,453	16,750,009	—	16,750,009	19,426,792	—	19,426,792
Securities purchased under agreements to resell	6,967,755	—	6,967,755	12,494,089	—	12,494,089	8,650,080	—	8,650,080
Trading securities	30,426,845	44,107	30,470,952	27,659,510	58,359	27,717,869	28,101,746	130,508	28,232,254
Available for sale	43,516,833	6,442,357	49,959,190	46,188,868	5,869,832	52,058,700	41,403,841	6,046,455	47,450,296
Held to maturity	3,280,607	—	3,280,607	1,124,655	—	1,124,655	2,402,860	—	2,402,860

Investments securities(1)	77,224,285	6,486,464	83,710,749	74,973,033	5,928,191	80,901,224	71,908,447	6,176,963	78,085,410
Loans and leases, net of unearned income (2)	173,528,129	802,377	174,330,506	151,321,389	463,876	151,785,265	146,031,737	519,220	146,550,957
Less: Allowance for loan losses	(4,398,909)	1,054,228	(3,344,681)	(4,614,779)	779,694	(3,835,085)	(5,225,291)	686,058	(4,539,233)

Net loans and leases(2)	169,129,220	1,856,605	170,985,825	146,706,610	1,243,570	147,950,180	140,806,446	1,205,278	142,011,724
Premises and equipment, net	3,543,096	(811,268)	2,731,828	3,628,671	(744,578)	2,884,093	3,750,741	(632,098)	3,118,643
Investments in affiliated companies	7,132,481	(3,375,362)	3,757,119	7,689,021	(4,067,634)	3,621,387	8,429,925	(5,151,696)	3,278,229
Intangible assets	370,966	607,380	978,346	362,028	(51,839)	310,189	398,637	(151,511)	247,126
Goodwill in consolidation	4,435,851	4,137,582	8,573,433	2,650,889	5,073,287	7,724,176	2,871,545	5,153,795	8,025,340
Accrual accounts	2,773,476	—	2,773,476	2,678,279	—	2,678,279	4,060,846	—	4,060,846
Others	12,198,893	290,393	12,489,286	10,802,846	17,020	10,819,866	11,484,522	(49,021)	11,435,501

Total other assets	19,779,186	5,035,355	24,814,541	16,494,042	5,038,468	21,532,510	18,815,550	4,953,263	23,768,813

Total assets	305,157,794	9,191,794	314,349,588	281,597,196	7,398,017	288,995,213	274,787,798	6,551,710	281,339,508

Liabilities and Stockholders’ Equity
Liabilities
Non-interest deposits	732,545	—	732,545	859,934	—	859,934	3,255,527	—	3,255,527
Interest bearing:
Demand deposits	45,538,692	—	45,538,692	43,674,718	—	43,674,718	43,676,677	—	43,676,677
Savings deposits	26,239,800	—	26,239,800	24,317,731	—	24,317,731	22,253,652	—	22,253,652
Time deposits	90,370,109	3,901,922	94,272,031	81,833,731	350,000	82,183,731	86,902,413	—	86,902,413

Total deposits	162,881,146	3,901,922	166,783,068	150,686,114	350,000	151,036,114	156,088,269	—	156,088,269
Due to Bank of Spain & Deposits Guarantee Fund	11,150,701	—	11,150,701	13,792,525	—	13,792,525	7,827,204	—	7,827,204
Short-term borrowings	51,866,398	—	51,866,398	52,743,315	—	52,743,315	52,259,883	—	52,259,883
Long-term debt	38,838,703	71,997	38,910,700	27,234,416	49,058	27,283,474	21,527,246	62,873	21,590,119
Taxes payable	(5,679)	158,584	152,905	(4,305)	173,681	169,376	190,532	207,778	398,310
Accounts payable	1,168,358	—	1,168,358	981,925	—	981,925	1,019,553	—	1,019,553
Accrual accounts	3,258,795	262,435	3,521,230	3,169,674	288	3,169,962	4,434,518	—	4,434,518
Pension allowance	3,275,995	—	3,275,995	3,031,913	200	3,032,113	2,621,906	374	2,622,280
Other Provisions	1,789,982	(60,076)	1,729,906	2,187,688	(39,573)	2,148,115	2,154,460	(37,490)	2,116,970
Others	10,070,042	1,673,185	11,743,227	8,903,325	701,938	9,605,263	7,640,705	136,532	7,777,237

Total other liabilities	19,557,493	2,034,128	21,591,621	18,270,220	836,534	19,106,754	18,061,674	307,194	18,368,868

Total liabilities	284,294,441	6,008,047	290,302,488	262,726,590	1,235,592	263,962,182	255,764,276	370,067	256,134,343
Minority interest	4,825,393	(4,243,566)	581,827	6,096,381	(646,384)	5,449,997	6,421,082	(123,704)	6,297,378
Stockholders’ equity
Capital stock	1,661,518	—	1,661,518	1,565,968	—	1,565,968	1,565,968	—	1,565,968
Additional paid-in capital	8,177,101	—	8,177,101	6,273,901	—	6,273,901	6,512,797	—	6,512,797
Other additional capital	(1,523,064)	—	(1,523,064)	(1,322,737)	—	(1,322,737)	(1,003,114)	—	(1,003,114)
Retained earnings	7,722,405	7,427,313	15,149,717	6,257,093	6,808,809	13,065,902	5,526,789	6,305,347	11,832,136
Total stockholders’ equity	16,037,960	7,427,313	23,465,272	12,774,225	6,808,809	19,583,034	12,602,440	6,305,347	18,907,787

Total liabilities and stockholders’ equity	305,157,794	9,191,794	314,349,588	281,597,196	7,398,017	288,995,213	274,787,798	6,551,710	281,339,508

(1)	As of December 31, 2004 and 2003, this caption includes €163,652 thousand and €227,349 thousand, respectively, related to securities pledged as collateral by the Group. These securities can be sold or repledged by the transferee.
(2)	As described in Note 8, as of December 31, 2004, 2003 and 2002, the face amount of the assets, basically loans, credits and securities pledged as security for own and third-party obligations, amounted to €24,253,873 thousand, €17,367,909 thousand and €18,190,848 thousand , respectively.

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED

DECEMBER 31, 2004, 2003 AND 2002

(Currency—Thousands of Euros)

	Year ended December 31,
	2004			2003			2002
	Before Reconciliation adjustments	Reconciliation adjustments U.S. GAAP	After Reconciliation adjustments	Before Reconciliation adjustments	Reconciliation adjustments U.S. GAAP	After Reconciliation adjustments	Before Reconciliation adjustments	Reconciliation adjustments U.S. GAAP	After Reconciliation adjustments
Interest Income
Interest and fees on loans and leases	7,918,899	(345,737)	7,573,162	7,973,146	—	7,973,146	10,931,783	—	10,931,783
Interest on deposits in other banks	721,811	—	721,811	679,363	—	679,363	777,137	—	777,137
Interest on securities purchased under agreements to resell	389,421	—	389,421	520,468	—	520,468	629,917	—	629,917
Interest on investment securities	2,414,141	—	2,414,141	2,055,666	—	2,055,666	3,031,386	—	3,031,386

Total interest income	11,444,272	(345,737)	11,098,535	11,228,643	—	11,228,643	15,370,223	—	15,370,223
Interest Expense
Interest on deposits	(3,251,070)	(189,985)	(3,441,055)	(3,517,158)	(288)	(3,517,446)	(6,069,297)	—	(6,069,297)
Interest on Bank of Spain & Deposit Guarantee Fund	(287,884)	—	(287,884)	(241,323)	—	(241,323)	(256,433)	—	(256,433)
Interest on short-term borrowings	(1,372,614)	—	(1,372,614)	(1,394,721)	—	(1,394,721)	(2,254,921)	—	(2,254,921)
Interest on long term debt	(1,077,813)	—	(1,077,813)	(1,038,750)	—	(1,038,750)	(1,096,571)	—	(1,096,571)

Total interest expense	(5,989,381)	(189,985)	(6,179,366)	(6,191,952)	(288)	(6,192,240)	(9,677,222)	—	(9,677,222)

Net Interest Income	5,454,891	(535,722)	4,919,169	5,036,691	(288)	5,036,403	5,693,001	—	5,693,001

Provision for loan losses	(930,727)	267,739	(662,988)	(1,276,946)	93,636	(1,183,310)	(1,743,338)	226,717	(1,516,621)

Net Interest Income after provision for loan losses	4,524,164	(267,983)	4,256,181	3,759,745	93,348	3,853,093	3,949,663	226,717	4,176,380

Non-interest income
Contingent liabilities (collected)	159,510	—	159,510	138,715	—	138,715	135,595	—	135,595
Collection and payments services (collected)	1,752,683	—	1,752,683	1,725,955	—	1,725,955	1,859,551	—	1,859,551
Securities services (collected)	1,758,088	—	1,758,088	1,643,692	—	1,643,692	1,923,083	—	1,923,083
Other transactions (collected)	489,063	—	489,063	374,206	—	374,206	412,764	—	412,764
Ceded to other entities and correspondents (paid)	(504,702)	—	(504,702)	(433,608)	—	(433,608)	(472,780)	—	(472,780)
Other transactions (paid)	(275,373)	—	(275,373)	(186,153)	—	(186,153)	(189,832)	—	(189,832)
Gains (losses) from:
Affiliated companies’ securities	1,139,054	(173,115)	965,939	1,003,523	(256,915)	746,608	486,634	(133,008)	353,626
Investment securities	2,951,633	226,405	3,178,038	2,739,185	(231,045)	2,508,140	4,505,711	238,259	4,743,970
Foreign exchange, derivatives and other, net	312,504	0	312,504	287,715	—	287,715	423,710	—	423,710
Other income	(966,872)	19,819	(947,053)	(341,312)	128,746	(212,566)	(696,813)	92,417	(604,397)

Total non-interest income	6,815,588	73,109	6,888,697	6,951,918	(359,213)	6,592,705	8,387,623	197,667	8,585,290

	Year ended December 31,
	2004			2003			2002
	Before Reconciliation adjustments	Reconciliation adjustments U.S. GAAP	After Reconciliation adjustments	Before Reconciliation adjustments	Reconciliation adjustments U.S. GAAP	After Reconciliation adjustments	Before Reconciliation adjustments	Reconciliation adjustments U.S. GAAP	After Reconciliation adjustments
Non-interest expense
Salaries and employee benefits	(3,239,892)	(12,209)	(3,252,101)	(3,432,182)	(811,625)	(4,243,807)	(3,851,979)	(511,386)	(4,363,365)
Occupancy expense of premises, depreciation and maintenance, net	(728,605)	—	(728,605)	(762,249)	—	(762,249)	(976,651)	—	(976,651)
General and administrative expenses	(1,135,379)	—	(1,135,679)	(1,207,759)	—	(1,207,759)	(1,414,896)	—	(1,414,896)
Amortization of goodwill	(330,911)	330,911	—	(386,967)	386,967	—	(519,894)	203,229	(316,665)
Net provision for specific allowances	(265,645)	20,703	(244,942)	17,951	2,257	20,208	(386,476)	(22,647)	(409,123)
Other expenses	(1,489,848)	38,356	(1,451,492)	(1,128,317)	90,577	(1,037,740)	(2,068,129)	48,419	(2,019,710)
Minority shareholder’s interest	(390,564)	140,298	(250,266)	(670,463)	95,881	(574,582)	(746,919)	10,577	(736,342)

Total non-interest expense	(7,580,844)	518,059	(7,062,785)	(7,569,986)	(235,943)	(7,805,929)	(9,964,944)	(271,808)	(10,236,752)
Income Before Income Taxes	3,758,908	323,185	4,082,093	3,141,677	(501,809)	2,639,868	2,372,342	152,577	2,524,918

Income tax expense	(957,004)	(29,746)	(986,750)	(914,976)	181,008	(733,968)	(653,213)	(25,959)	(679,172)

Net Consolidated Income for the year	2,801,904	293,439	3,095,343	2,226,701	(320,801)	1,905,900	1,719,129	126,618	1,845,746

3. Condensed Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A (Parent Company Only)-

Following are the summarized balance sheets of Banco Bilbao Vizcaya Argentaria, S.A. as of December 31, 2004, 2003 and 2002:

	December 31,
	2004	2003	2002
	(Thousands of Euros)
CONDENSED BALANCE SHEETS (Parent company only)
Assets
Cash and due from banks	19,543,013	16,956,351	19,089,296
Investment securities	53,428,312	52,361,144	40,649,146
Investment in subsidiaries and affiliated companies	14,405,703	11,362,123	13,056,716
Loans, net	125,455,642	109,068,879	100,510,331
Premises and equipment	2,009,149	2,032,261	2,100,123
Other assets	12,388,597	11,292,004	11,816,270

Total assets	227,230,469	203,072,762	187,221,882

Liabilities
Deposits	125,572,777	118,593,469	117,679,385
Due to Bank of Spain and Deposits Guarantee Fund	5,999,483	9,442,749	4,372,244
Short-term borrowings	31,672,000	28,820,921	23,200,105
Long-term debt	35,543,541	22,258,205	18,369,399
Other liabilities	17,137,992	14,857,475	14,470,823

Total liabilities	215,925,793	193,972,819	78,091,956
Stockholders’ equity
Capital stock	1,661,518	1,565,968	1,565,968
Retained earnings and other reserves	9,643,158	7,533,975	7,563,958

Total stockholder’s equity	11,304,676	9,099,943	9,129,926

Total liabilities and stockholder’s equity	227,230,469	203,072,762	187,221,882

Following are the summarized statements of income of Banco Bilbao Vizcaya Argentaria, S.A. as of December 31, 2004, 2003 and 2002:

	Year ended December 31,
	2004	2003	2002
	(Thousands of Euros)
CONDENSED STATEMENTS OF INCOME (Parent Company only)
Interest income
Interest from earning assets	6,230,210	6,198,836	7,047,212
Interest and dividends from subsidiaries
Consolidated	1,115,210	897,169	1,544,594
Nonconsolidated	230,797	122,826	223,648

	7,576,217	7,218,831	8,815,454
Interest expense	(3,712,911)	(3,602,152)	(4,627,304)

Net interest income	3,863,306	3,616,679	4,188,150
Provision for possible loan losses	(649,258)	(548,266)	(631,928)

Net interest income after provisions for possible loan losses	3,214,048	3,068,413	3,556,222
Noninterest income	3,123,825	2,882,654	2,760,177
Noninterest expense	4,603,915	(4,188,721)	(5,085,094)

Income before income taxes	1,733,958	1,762,346	1,231,305
Income tax expense	(128,363)	(302,009)	(24,209)

Net income	1,605,595	1,460,337	1,207,096

4. Consolidated Statements of Changes in Stockholders equity (Notes 1,2-d, 23 and 24)-

As of December 31, 2003 and 2002, there have not been variations in the number of registered shares.

Composition of stockholders’ equity (considering the final dividend) of December 31, 2004, 2003 and 2002, is presented in Note 2-d. The variation in stockholders’ equity under U.S. GAAP as of December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
	Thousands of Euros
Balance at the beginning of the year	19,583,034	18,907,787	21,226,091

Net income for the year	3,095,343	1,905,900	1,845,746
Dividends paid	(1,379,519)	(1,108,316)	(1,269,442)
Capital increase	1,998,750	—	—
Other comprehensive income	280,120	86,732	(3,155,603)
Foreign Currency Translation Adjustment	(308,751)	(922,506)	(1,864,977)
Unrealized Gains on Securities	600,246	1,054,024	(1,362,665)
Derivatives Instruments and Hedging Activities (SFAS 133)	(11,375)	(44,786)	72,039
Other variations	(112,456)	(209,069)	260,995

Balance at the end of the year	23,465,272	19,583,034	18,907,787

As described in Note 2-e, as of December 31, 2004, 2003 and 2002, the computable equity of the Group was higher than the minimum requirements stipulated by the Spanish regulation.

(32.2.D)	MAIN DISCLOSURES REQUIRED BY U.S. ACCOUNTING REGULATIONS FOR BANKS AND ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP

1. Investment Securities-

The breakdown of the Group’s investment securities portfolio by issuer is as follows:

	2004				2003				2002
	Book Value	Fair Value(1)	Unrealized Gains	Unrealized Losses	Book Value	Fair Value(1)	Unrealized Gains	Unrealized Losses	Book Value	Fair Value(1)	Unrealized Gains	Unrealized Losses
	Thousands of Euros
DEBT SECURITIES
TRADING PORTFOLIO
Spanish Government	6,492,448	6,492,448	—	—	5,615,564	5,615,564	—	—	7,472,822	7,472,822	—	—
Other Fixed Interest Securities	21,005,740	21,005,740	—	—	20,014,532	20,014,532	—	—	19,696,996	19,696,996	—	—

AVAILABLE FOR SALE PORTFOLIO	27,498,188	27,498,188	—	—	25,630,096	25,630,096	—	—	27,169,818	27,169,818	—	—
Domestic-
Spanish Government	10,937,132	11,218,594	288,615	(7,153)	12,715,493	12,897,933	193,297	(10,857)	10,414,171	10,712,057	298,787	(901)
Other Spanish public authorities	—	—	—	—	585,427	589,817	5,494	(1,104)	654,467	657,008	4,533	(1,992)
Other domestic issuers	2,658,231	2,712,411	54,264	(84)	2,506,271	2,526,922	20,996	(345)	2,521,579	2,542,443	29,026	(8,162)

International-	13,595,363	13,931,005	342,879	(7,237)	15,807,191	16,014,672	219,787	(12,306)	13,590,217	13,911,508	332,346	(11,055)
United States-
US Treasury and other US Government agencies	1,100,857	1,103,954	9,979	(6,882)	1,526,121	1,521,281	54	(4,894)	26,099	26,101	17	(15)
States and political subdivisions	—	—	—	—	1,336	1,358	22	—	263	303	40	—
Other securities	529,682	529,682	—	—
Other countries-					435,873	435,615	770	(1,028)	2,457,42	2,454,130	10,527	(14,339)
Securities of other foreign Governments	12,116,707	12,577,411	521,154	(60,450)	23,644,808	23,792,171	179,473	(32,110)	19,969,745	19,983,762	130,548	(116,531)

	2004				2003				2002
	Book Value	Fair Value(1)	Unrealized Gains	Unrealized Losses	Book Value	Fair Value(1)	Unrealized Gains	Unrealized Losses	Book Value	Fair Value(1)	Unrealized Gains	Unrealized Losses
	Thousands of Euros
Other debt securities outside Spain	12,837,377	12,848,220	16,440	5,597	3,710,889	3,723,136	21,459	(9,212)	3,284,011	3,308,113	55,037	(30,935)
	26,584,623	27,059,267	547,573	(72,929)	29,319,027	29,473,561	201,778	(47,244)	25,738,060	25,772,409	196,169	(161,820)

	40,179,986	40,990,272	890,452	(80,166)	45,126,218	45,488,233	421,565	(59,550)	39,328,277	39,683,917	528,515	(172,875)

HELD TO MATURITY PORTFOLIO
Domestic-
Spanish Government	940,672	949,595	8,923	—	613,946	652,625	38,679	—	1,880,783	1,983,010	102,227	—
Other domestic issuers	758,896	788,186	29,290	—	510,709	542,590	31,881	—	522,077	561,760	39,683	—
International-	1,581,039	1,607,617	26,578	—

	3,280,607	3,345,438	64,791	—	1,124,655	1,195,215	70,560	—	2,402,860	2,544,770	141,910	—

TOTAL DEBT SECURITIES (NET)	70,958,781	71,833,858	955,243	(80,166)	71,880,969	72,313,544	492,125	(59,550)	68,900,955	69,398,505	670,425	(172,875)

EQUITY SECURITIES
TRADING PORTFOLIO	2,928,657	1,757,172	—	—	2,029,414	2,029,414	—	—	931,928	931,928	—	—
AVAILABLE FOR SALE PORTFOLIO
Domestic	1,701,439	1,701,439	56,273	(540)	449,247	529,381	80,190	(56)	1,127,891	1,231,388	260,200	(156,703)
International-
United States
Other countries	207,313	207,313	—	—	19,530	20,429	899	—	60,217	50,286	2,606	(12,537)
	1,428,095	1,380,942	8,615	(55,768)	593,873	617,520	24,291	(644)	887,456	919,679	241,988	(209,765)

	3,336,847	3,345,427	64,888	(55,768)	1,062,650	1,167,330	105,380	(700)	2,075,564	2,201,353	504,794	(379,005)

TOTAL EQUITY SECURITIES (NET)	6,265,504	6,274,084	64,888	(56,308)	3,092,064	3,196,744	105,380	(700)	3,007,492	3,133,281	504,794	(379,005)

TOTAL INVESTMENT SECURITIES (NET)	77,224,285	77,840,522	776,530	(160,294)	74,973,033	75,510,288	597,505	(60,250)	71,908,447	72,531,786	1,175,219	(551,880)

(1)	The Fair Values are determined based on year-end quoted market process for listed securities and on management’s estimate for unlisted securities.

An analysis of the book value of investments, exclusive of valuation reserves, by contractual maturity and fair value of the debt securities portfolio is shown below:

	2004
	BOOK VALUE
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
GOVERNMENT DEBT SECURITIES
Domestic:
• Investment securities:
• Spanish Treasury Bills
• Other Spanish Government securities	2,565,356	7,578,415	578,314	215,047	10,937,132
• Held to maturity portfolio	—	173,224	134,741	632,707	940,672
• Trading Portfolio	2,971,463	2,393,457	389,338	738,190	6,492,448
TOTAL	5,536,819	10,145,096	1,102,393	1,585,944	18,370,252
FIXED INCOME PORTFOLIO
• Investment securities:	6,864,260	7,201,918	7,034,927	8,141,750	29,242,854
International:
United States
• U.S. Treasury Securities and other US Government agencies	344,455	95,528	70,830	590,044	1,100,857
• States and political subdivisions
• Other Securities	327,374	75,797	55,392	71,120	529,682
Total United States
Other countries
• Securities of other foreign Governments	2,585,863	2,202,297	4,896,826	2,431,721	12,116,707
• Other debt securities outside Spain	3,057,276	4,669,679	1,610,820	3,499,602	12,837,377
Total other countries
Total International Inv. Sec.
Domestic:
• Other securities	224,083	316,521	453,795	1,663,832	2,658,231
• Held to maturity securities	217,719	1,242,520	710,611	169,084	2,339,934
International	146,222	854,049	474,772	105,996	1,581,039
Domestic	71,497	388,471	235,840	63,088	758,896
• Trading Portfolio	10,509,949	7,322,070	2,729,346	444,375	21,005,740

TOTAL	23,128,747	25,911,604	11,577,277	10,341,152	70,958,780

	2004
	MARKET VALUE
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
GOVERNMENT DEBT SECURITIES
Domestic:
• Investment Securities:
• Spanish Treasury bills
• Other Spanish Government Securities	2,631,374	7,773,442	593,197	220,581	11,218,594
• Held to maturity portfolio		174,867	136,019	638,709	949,595
• Trading Portfolio	2,971,463	2,393,457	389,338	738,190	6,492,448
TOTAL	5,602,837	10,341,766	1,118,554	1,597,480	18,660,637
FIXED INCOME PORTFOLIO
• Investment Securities

	2004
	MARKET VALUE
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
International:
United States
• Us treasury Securities and other Us Government agencies	345,424	95,797	71,029	591,704	1,103,954
• States and political subdivisions
• Other securities	327,373	75,797	55,392	71,120	529,682
Total United States	672,797	171,594	126,421	662,824	1,633,636
Other countries:
• Securities of other foreign Governments	2,684,183	2,286,033	5,083,014	2,524,181	12,577,411
• Other debt securities outside Spain	3,059,858	4,673,623	1,612,181	3,502,558	12,848,220
Total other countries	5,744,041	6,959,656	6,695,195	6,026,739	25,425,631
Total International	6,416,838	7,131,250	6,821,616	6,689,563	27,059,267
Domestic
• Other securities	228,650	322,972	463,044	1,697,745	2,712,411
• Held to maturity securities
International	148,680	868,406	482,753	107,778	1,607,617
Domestic	74,256	403,465	244,942	65,523	788,186
Total International	6,565,518	7,999,656	7,304,369	6,797,341	28,666,884
Total Domestic	302,906	726,437	707,986	1,763,268	3,500,597
Trading portfolio					21,005,740
TOTAL	12,471,261	19,067,859	9,130,909	10,158,089	71,833,858

	2003
	BOOK VALUE
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
GOVERNMENT DEBT SECURITIES
Domestic:
• Investment securities:
• Spanish Treasury Bills	601,300	—	—	—	601,300
• Other Spanish Government securities	1,066,933	9,367,609	1,396,426	283,225	12,114,193
• Held to maturity portfolio	—	—	—	613,946	613,946
• Trading Portfolio	3,633,356	1,571,849	374,218	36,141	5,615,564

TOTAL	5,301,589	10,939,458	1,770,644	933,312	18,945,003
FIXED INCOME PORTFOLIO
• Investment securities:
International:
United States
• U.S. Treasury Securities and other US Government agencies	254,510	276,563	374,291	620,757	1,526,121
• States and political subdivisions	—	—	—	1,336	1,336
• Other Securities	192,899	137,375	21,493	84,106	435,873
Total United States	447,409	413,938	395,784	706,199	1,963,330
Other countries
• Securities of other foreign Governments	1,966,160	12,760,526	4,682,341	4,235,781	23,644,808
• Other debt securities outside Spain	803,455	1,796,998	709,437	400,999	3,710,889
Total other countries	2,769,615	14,557,524	5,391,778	4,636,780	27,355,697
Total International Inv. Sec.	3,217,024	14,971,462	5,787,562	5,342,979	29,319,027
Domestic:
• Other securities	101,058	299,048	839,448	1,852,144	3,091,698
• Held to maturity securities
International	—	—	—	—	—
Domestic	10,361	442,771	27,526	30,051	510,709
Total International	3,217,024	14,971,462	5,787,562	5,342,979	29,319,027
Total Domestic	111,419	741,819	866,974	1,882,195	3,602,407
• Trading Portfolio	—	—	—	—	20,014,532

TOTAL	8,630,032	26,652,739	8,425,180	8,158,486	71,880,969

	2003
	MARKET VALUE
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
GOVERNMENT DEBT SECURITIES
Domestic:
• Investment securities:
• Spanish Treasury Bills	601,101	—	—	—	601,101
• Other Spanish Government securities	1,081,908	9,508,649	1,420,082	286,193	12,296,832
• Held to maturity portfolio	—	—	—	652,625	652,652
• Trading Portfolio	3,633,356	1,571,849	374,218	36,141	5,615,564

TOTAL	5,316,365	11,080,498	1,794,300	974,959	19,166,122
FIXED INCOME PORTFOLIO
• Investment securities:
International:
United States
• U.S. Treasury Securities and other US Government agencies	254,489	274,075	370,520	622,197	1,521,281
• States and political subdivisions	—	—	—	1,358	1,358
• Other Securities	192,876	137,693	21,386	83,660	435,615
Total United States	447,365	411,768	391,906	707,215	1,958,254
Other
• Securities of other foreign Governments	1,999,694	12,836,294	4,698,138	4,258,045	23,792,171
• Other debt securities outside Spain	809,859	1,803,251	711,222	398,804	3,723,136
Total other countries	2,809,553	14,639,545	5,409,360	4,656,849	27,515,307
Total International Inv. Sec.	3,256,918	15,051,313	5,801,266	5,364,064	29,473,561
Domestic:
• Other securities	101,748	303,007	844,437	1,867,547	3,116,739
• Held to maturity securities
International	—	—	—	—	—
Domestic	11,341	472,279	27,768	31,202	542,590
Total International	3,256,918	15,051,313	5,801,266	5,364,064	29,473,561
Total Domestic	113,089	775,286	872,205	1,898,749	3,659,329
• Trading Portfolio	—	—	—	—	—
TOTAL	8,686,372	26,907,097	8,467,771	8,237,772	72,313,544

	2002
	MARKET VALUE
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
GOVERNMENT DEBT SECURITIES
Domestic:
• Investment securities:	3,985,471	5,049,901	1,195,096	481,589	10,712,057
• Spanish Treasury Bills	1,138,504	8,061	—	—	1,146,565
• Other Spanish Government securities	2,846,967	5,041,840	1,195,096	481,589	9,565,492
• Held to maturity portfolio	1,328,131	—	—	654,879	1,983,010
• Trading Portfolio	3,538,056	2,423,940	1,226,987	283,839	7,472,822

TOTAL	8,851,658	7,473,841	2,422,083	1,420,307	20,167,889
FIXED INCOME PORTFOLIO
• Investment securities:	4,283,996	10,919,405	4,801,020	8,967,439	28,971,860
International:
United States
• U.S. Treasury Securities and other US Government agencies	25,461	—	—	640	26,101
• States and political subdivisions	—	—	—	303	303
• Other Securities	671,569	522,210	24,436	1,235,915	2,454,130
Total United States	697,030	522,210	24,436	1,236,858	2,480,534
Other
• Securities of other foreign Governments	1,874,279	9,234,172	3,692,465	5,182,846	19,983,762
• Other debt securities outside Spain	1,560,515	901,451	424,521	421,626	3,308,113
Total other countries	3,434,794	10,135,623	4,116,986	5,604,472	23,291,875
Total International Inv. Sec.	4,131,824	10,657,833	4,141,422	6,841,330	25,772,409
Domestic:
• Other securities	152,172	261,572	659,598	2,126,109	3,199,451
• Held to maturity securities	11,506	461,374	30,610	58,270	561,760
International	—	—	—	—	—
Domestic	11,506	461,374	30,610	58,270	561,760
Total International	4,131,824	10,657,833	4,141,422	6,841,330	25,772,409
Total Domestic	163,678	722,946	690,208	2,184,379	3,761,211
• Trading Portfolio	-Not available information-				19,696,996

TOTAL	4,295,502	11,380,779	4,831,630	9,025,709	49,230,616

See also Notes 6, 9 and 10 for other breakdowns of the Group’s investment securities portfolio as of December 31, 2004, 2003 and 2002. As of December 2004, 2003 and 2002, the carrying values of non-traded (unlisted) debt securities portfolio amounted to €5,960,701 thousand, €6,671,421 thousand and €11,178,018 thousand, respectively. As of December 2004, 2003 and 2002, the carrying values of non-traded (unlisted) equity securities portfolio amounted to €771,296 thousand, €622,334 thousand and €800,758 thousand, respectively.

Under both Spanish GAAP and U.S. GAAP, the methodology used to estimate the fair value of non-traded or unlisted securities is as follows:

•	Debt securities: fair value is considered to be the present value of the cash flows, using market interest rates (discounted cash flows).

•	Equity securities: underlying book value is the general rule under Spanish GAAP. As previously explained in the general comments, in some cases in which trigger events indicate that a specific investment could be impaired, a specific valuation of fair value is used and all available factors are considered by management to determine the fair value both under Spanish and U.S. GAAP. If it is available a valuation of the company, it is used as a better measure of fair value under both Spanish and U.S. GAAP.

These methodologies include an evaluation of credit risk, market conditions (volatility, interest rate evolution, macroeconomic variables, etc…) or futures expectations.

The breakdown of unrealized losses as of December 31, 2004, 2003 and 2002, is as follows:

According to the table, most of unrecognized losses as of December 31, 2002, arose in such year.

The total amount of unrealized losses amounted to €136,474 thousand, €60,250 thousand and €551,800 thousand as of December 31, 2004, 2003, and 2002, respectively, and correspond to the sum of temporary plus other-than-temporary impairments:

	Thousand of Euros
Unrealized losses	2004	2003	2002
- Equity Securities	37,511	—	207,176
- Debt Securities	34,457	—	74,827
(1) Total Impairments Other - than - temporary(charged to income under both GAAP)	71,968	—	282,003
- Debt securities	45,709	59,550	21,790
- Equity Securities	18,797	700	169,240
- Other (*)	—	—	78,847
(2) Total Temporary Unrealized losses	64,506	60,250	269,877
(1) + (2) Total unrecognized losses	136,474	60,250	551,880

(*)	This amount represents the sum of different investment categories that are not significant individually considered. In any case all the accounting process and all methodologies used for this amount are as explained in the general comments sections.

As of December 2004, unrealized losses of debt securities and equity securities correspond basically to Argentinean debt securities and Mexican securities not listed held by Group BBVA, respectively.

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

The caption “Equity securities - Domestic” whose unrealized losses amounted to 156,703 thousand of euros, mainly included listed securities issued by Spanish companies held by the parent company. Unrealized losses amounting to €146,190 thousand corresponds to an investment whose market value decreased below carrying value during the second half of 2002 and which had increases in market price during the first semester of 2003. Management considered that the evolution of this quotation in the Spanish market evidenced that an impairment was not necessary. Therefore under Spanish GAAP and U.S. GAAP, this decline was considered as temporary.

The caption “Equity securities - International” whose unrealized losses amounted to 222,302 thousand euro, mainly included the following securities:

•	listed securities issued by U.S. companies (unrealized losses amount to 12,537 thousand euro) and in first quarter of 2003 the evolution of their quotation in their markets were increasing its market value.

•	non-listed securities of Mexican companies held by the Group whose unrealized losses amount to 169,341 thousand euro. The unrealized losses on these securities, due to actual and future expectations about the performance of the issuers, which were considered to be other-than-temporary and therefore impairment charges were recognized in the income statement under both Spanish GAAP and U.S. GAAP.

•	the rest of unrealized losses (40,424 thousand euro) come from, basically, unlisted international companies. Unrealized losses amounting to 37,835 thousand euro were recorded to income under Spanish GAAP and under U.S. GAAP were not reversed because they were considered as “Other than temporary” and therefore the accounting treatment did not differ under Spanish and U.S. GAAP.

2. Loans and Accounting by Creditors for Impairment of a Loan-

The balance of the recorded investment in impaired loans and of the related valuation allowance as of December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
	Thousands of Euros
Impaired loans requiring no reserve	679,339	587,134	1,544,711
Impaired loans requiring valuation allowance	2,075,744	2,949,247	3,543,273

Total impaired loans	2,755,083	3,536,381	5,087,984

Valuation allowance on impaired loans	1,756,124	2,417,274	3,437,163

The roll-forward of allowance is shown in Note 8 under Spanish GAAP. The reconciliation item to U.S. GAAP is in Note 32.2.B.7.

The approximate amount of interest collected concerning to substandard loans (and included in income) related to the current year amounted to €225,649 thousand, €278,324 thousand and €73,907 thousand in 2004, 2003 and 2002, respectively and those related to prior years amounted to €77,043 thousand, €79,099 thousand and €53,123 thousand in 2004, 2003 and 2002, respectively.

	2004	2003
	Thousands of Euros
Interest revenue that would have been recorded if accruing	571,050	766,816
Net interest revenue recorded:
Related to current year	225,649	278,324
Related to prior years	77,043	79,099
Positive (negative) impact of non-performing loans on interest revenue	268,359	409,393

3. Investments In And Indebtedness Of And To Affiliates-

See Notes 11 and 12 and Exhibit 8.1, Parts II and III for detailed information of investments in nonconsolidated Group companies and other affiliates, and Note 27 for transactions of consolidated companies with such affiliates. Aggregated summarized financial information with respect to significant affiliated companies under Spanish GAAP for the years ended December 31, 2004 is presented below:

Percentage of ownership-	50% or more
	Thousands of Euros
2004	Equity method	Proportional Method
Net sales	199,479	7,519
Operating income	331,669	65,441
Net income	274,363	193,875
Current assets	7,446,924	690,017
Noncurrent assets	12,557,183	264,889
Current liabilities	5,742,964	117,064
Non-current liabilities	14,261,143	837,842

4. Deposits-

The breakdowns of deposits from credit entities and customers as of December 31, 2004, 2003 and 2002, by domicile and type are included in Notes 17 and 18.

As of December 31, 2004, 2003 and 2002, the time deposits, both domestic and international, (other than interbank deposits) in denominations of €73 thousand (approximately US$ 100 thousand) or more amounted to €50,107 million, €45,548 million and €51,059 million, respectively.

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

	At December 31,
	2002
	Amount	Average Rate
	(thousand of euro, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
At December 31	39,675,007	4.65%
Average during year	39,813,951	4.72%
Maximum quarter-end balance	44,732,472	—
Other short-term borrowings (principally bank promissory notes):
At December 31	5,100,885	2.85%
Average during year	3,967,296	3.12%
Maximum quarter-end balance	5,100,885	—
Total short-term borrowings at December 31	44,775,892	4.44%

Additionally, as of December 31 2002, the “Short term borrowings” caption includes “Mortgage Bonds” amounting €7,483,991 thousand.

	At December 31, 2004		At December 31, 2003
	Amount	Average Rate	Amount	Average Rate
	(in thousands of euro, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
At December 31	38,529,311	3.36%	38,483,355	2.81%
Average during year	43,487,579	3.44%	36,759,455	3.52%
Maximum quarter-end balance	49,641,500		38,483,355	—
Bank promissory notes:
At December 31	6,255,298	2.20%	6,086,613	2.11%
Average during year	5,675,368	2.08%	4,665,527	2.13%
Maximum quarter-end balance	6,255,298	—	6,218,810	—
Bonds and subordinated debt
At December 31	7,081,789	2.81%	8,173,347	3.00%
Average during year	7,627,568	2.39%	7,828,669	3.09%
Maximum quarter-end balance	9,568,053	—	10,763,748	—
Total short-term borrowings at December 31	51,866,398	3.14%	52,743,315	2,76%

At December 31, 2004, 2003 and 2002, short-term borrowings include €21,050,740 thousand, €17,994,695 thousand and €16,619,199 thousand, respectively, of securities sold under agreements to repurchase from Bank of Spain and other Spanish and foreign financial Institutions.

Terms of the securities sold under agreements to repurchase that compose the balance at December 31, 2004, are as follows:

Thousands of Euros
Under 3 months	37,347,358
3 to 12 months	917,656
12 months to 5 years	264,297
5 to 10 years	—
Over 10 years	—

38,529,311

A breakdown of securities sold under agreements to repurchase by type of security at December 31, 2004, 2003 and 2002, is as follows:

	December 31,
	2004	2003	2002
	Thousands of Euros
Spanish Treasury Bills and Notes	3,267,781	5,282,381	5,991,369
Securities of, or Guaranteed by, the Spanish Government	16,644,967	17,980,643	15,300,871
Other investment securities	18,616,563	15,220,331	18,382,767

	38,529,311	38,483,355	39,675,007

6. Long Term Debt-

See Notes 19 and 21.

7. Minority Interest In Consolidated Subsidiaries

The details of minority interest as of December 31, 2004, 2003 and 2002 including preferred stock, and variations for the years then ended are included in Note 22.

In accordance with the Reg S-X.T. Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, BBVA Preferred Capital, Ltd., BBVA Capital Funding Ltd, BBVA International Limited, BBVA Capital Finance, S.A and BBVA Privanza International (Gibraltar), Ltd.—issuers of registered preference shares guaranteed by BBVA, S.A.—do not file the financial statements required for a registrant by Regulation S-X as:

•	BBVA Preferred Capital Ltd and BBVA Privanza International (Gibraltar) Limited are a 100% owned finance subsidiaries of BBVA, S.A. who fully and unconditionally guarantees the preferred shares.

•	BBVA Capital Funding Ltd, BBVA International Limited and BBVA Capital Finance, S.A are not listing in United States.

The financial statements of BBVA Privanza International (Gibraltar), Ltd., BBVA Preferred Capital Ltd, BBVA Capital Funding, BBVA International Limited and BBVA Capital Finance, S.A. are the following:

BBVA PREFERRED CAPITAL LTD

	(Euro)
	2004	2003
BALANCE SHEET
ASSETS:
Cash and cash equivalents	683,279	463,856
Loans to Parents	176,198,400	190,023,840

Total assets	176,881,679	190,487,696

LIABILITIES:
Preference Shares	176,198,400	190,023,840
Other accrual accounts	11,246	4,478

SHAREHOLDER’S EQUITY:
Common stock	734	792
Retained earnings	671,299	458,586

Total liabilities and Shareholder’s equity	176,881,679	190,487,696

	(Euro)
	2004	2003
INCOME STATEMENT
Interest income	15,128,309	16,634,247
Dividends paid to Preference Shareholder	(14,819,568)	(16,294,773)

Financial Margin	308,741	339,474

Fees and commissions paid	(39,250)	(59,569)

Net income available to ordinary changes shareholder	269,491	279,906

BBVA CAPITAL FUNDING LIMITED

	(Euro)
	2004	2003
BALANCE SHEET
ASSETS:
Cash and cash equivalents	3,471,025	3,521,104
Long Term Assets due from Parent	2,860,840,019	3,019,069,490
Short Term Assets due from Parent	378,167,596	334,122,174
Accrued interest receivable from Parent	62,383,167	63,560,298
Intangible assets	—	3,519

Total assets	3,304,861,807	3,420,276,585

LIABILITIES:
Non-cumulative Guaranteed Non-voting Euro Preference Shares	255,645,958	255,646,058
Long Term - Euro Medium Term Notes	2,861,513,423	3,020,793,950
Short Term - Euro Medium Term Notes	123,737,408	79,109,769
Accrued interest payable to noteholders	59,054,045	60,091,255
Other accounts payable	26,428	20,002
Other liabilities	3,206,812	3,206,653

SHAREHOLDER’S EQUITY:
Common stock	7	8
Retained earnings	1,677,727	1,408,891

Total liabilities and shareholder’s equity	3,304,861,807	3,420,276,585

	(Euro)
	2004	2003
INCOME STATEMENT
Interest income from Parent	159,718,048	169,616,627
Net gains and losses arisen in foreign currency transactions	1,660,666	2,077,294
Interest expense to noteholders	(143,157,346)	(148,975,322)

Financial margin	18,221,368	22,718,600

Dividends paid or declared	(17,806,257)	(22,008,569)
Other expenses	(8,437)	(123,136)

Net income	406,674	586,895

BBVA INTERNATIONAL LIMITED

	(Euro)
	2004	2003
BALANCE SHEET
ASSETS:
Cash and cash equivalents	2,874,377	2,241,711
Assets due from Parent	1,341,230,215	3,035,045,875

	1,344,104,592	3,037,287,587
LIABILITIES:
Other accrual accounts	3,032	7,205
Preferred shares	1,341,039,124	3,034,875,886

SHAREHOLDER’S EQUITY
Ordinary shares	734	792
Retained earnings	3,061,702	2,403,703

Total liabilities and Shareholder’s equity	1,344,104,592	3,037,287,587

	(Euro)
	2004	2003
INCOME STATEMENT
Financial revenues	143,922,792	179,095,215
Net gains (losses) arisen in foreign currency transactions	312,887	386,944
Interest expense to noteholders	(143,260,222)	(178,410,596)

Financial margin	975,457	1,071,563

General and administrative expenses	(64,131)	(129,004)

Net income	911,325	942,560

BBVA CAPITAL FINANCE, S.A.UNIPERSONAL

	(Thousand of Euro)
	2004	2003
BALANCE SHEET
Cash and cash equivalents	6,406	306
Assets due from Parent	1,975,000	350,000
Intangible assets	342	2

	1,981,748	350,308

LIABILITIES:
Other accounts payable	6,630	136
Preferred shares	1,975,000	350,000

SHAREHOLDER’S EQUITY
Ordinary shares	60	60
Retained earnings	58	112

	1,981,748	350,308

	(Thousand of Euro)
	2004	2003
INCOME STATEMENT
Financial revenues	18,003	288
Interest expense to noteholders	(17,917)	—

Financial margin	86	288

General and administrative expenses	(39)	(176)

Net income	47	112

BBVA PRIVANZA INTERNATIONAL (GIBRALTAR) LIMITED

	(Euro)
	2004	2003
BALANCE SHEET
Cash	850	4,553
Loans and advances to banks	73,639,067	78,176,388
Tangible fixed assets	200,712	245,262
Prepayments and accrued income	48,446	50,409

	73,889,075	78,476,612
Amounts owed to customers	85,139	109,214
Accruals and deferred income	96,274	89,086
Called up share capital	2,836,679	2,837,685
Share premium account	60,910,262	60,931,863
Capital redemption reserve	327,590	327,706
Foreign exchange equalization reserve	(9,264,545)	(4,945,991)
Profit and loss account	18,897,677	19,127,049

	73,889,075	78,476,612

	(Euro)
	2004	2003
INCOME STATEMENT
Interest receivable	4,471,687	12,575,340
Interest payable	(7)	(30,210)

Net interest income	4,471,680	12,545,130

Fees and commissions receivable	3,327	73,505
Fees and commissions payable	(57)	(634)
Dealing (losses) / profits	(5,321)	(671)

Operating income	4,469,628	12,617,330

Administrative expenses	(538,663)	(962,387)
Depreciation and amortization	(46,192)	(55,930)
Provisions for bad and doubtful debts	49,954	62,084
Taxation	(332)	(325)

Profit on ordinary activities after tax	3,934,396	11,660,773

Dividends	(4,165,639)	(12,516,171)

Loss retained for the financial year	(231,244)	(855,399)

8. Derivative Financial Instruments-

The breakdown of the Derivative Financial Instruments under Spanish GAAP is shown in Note 26. See also Note 32.2.B.11 for the additional disclosures required under SFAS 133.

9. Pension liabilities-

See Note 3-j for a detail of the pension commitments under Spanish GAAP. Additional disclosures and the reconciliation to U.S. GAAP is shown in Note 32.2.B.4.

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

Accordingly, the aggregate estimate fair values presented do not represent the underlying value of the Group. The actual carrying amounts and estimated fair values of the BBVA Group’s financial instruments as of December 31, 2004, 2003 and 2002, are as follows:

	2004		2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	Thousands of Euros
Assets
Cash and due from banks	2,837,318	2,837,318	2,861,721	2,861,721	2,999,817	2,999,817
Interest-bearing deposits	18,544,453	18,553,600	16,750,009	16,746,092	19,426,792	19,480,678
Securities purchased under agreements to resell	6,967,755	6,978,644	12,494,089	12,493,916	8,650,080	8,650,415
Trading securities	30,426,845	30,426,845	27,659,510	27,659,510	28,101,746	28,101,746
Available for sale and held to maturity investments	46,797,440	46,797,440	47,313,523	47,313,523	43,806,701	44,430,040
Net loans	169,129,220	169,452,134	146,706,610	147,049,429	140,806,446	142,286,928
Liabilities
Noninterest bearing deposits	732,545	732,545	859,934	859,934	3,255,527	3,255,527
Demand deposits	45,538,692	45,538,692	43,674,718	43,674,718	43,676,677	43,676,677
Savings deposits	26,239,800	26,239,800	24,317,731	24,317,731	22,253,652	22,253,652
Time deposits	90,370,109	90,282,761	81,833,731	81,797,582	86,902,414	86,963,769
Short-term borrowings	51,866,398	51,865,961	52,743,315	52,702,210	52,259,883	52,238,955
Long-term debt	38,838,703	37,980,913	27,234,416	26,503,958	21,527,246	21,861,040

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

c) Investment securities

c.1) Fixed income:

(i) Listed securities: at closing market prices as of December 31, 2004, 2003 and 2002.

(ii) Unlisted securities: on the basis of market prices of other listed fixed-income securities of similar interest rate, credit risk and maturity. If no similar listed fixed-income securities can be identified, the fair value is estimated by discounting future cash-flows using year-end rates based on market rates available on securities with similar credit and maturity characteristics.

c.2) Equity securities:

(i) Listed securities with less than 3% ownership: fair values are based on the 2004, 2003 and 2002 closing market price.

(ii) Unlisted securities: at underlying book value per the December 31, 2004, 2003 and 2002 financial statements of each investee, or otherwise based on the latest financial statements currently available.

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

d.2) For fixed and floating-rate loans for which the interest rate was similar to the average rates available for each type of loan (such as commercial or mortgage loans) as of December 31, 2004, 2003 and 2002, the carrying amount, net of the related allowance for probable loan losses, is considered a reasonable estimate of fair value.

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

f) Long-Term Debt

The fair value is estimated on the basis of the discounted present value of the cash flows over the remaining term of such debt. The discount rates were determined based on market rates available as of December 31, 2004, 2003 and 2002 on debt with similar credit and maturity characteristics of the Group’s.

g) Commitments and Contingencies

g.1) Guarantees and other sureties provided and documentary credits:

It is estimated that the differential, if any, between the fee charged by the Group for these transactions and the average year-end market fee would not give rise to a material difference.

g.2) Derivative Products:

The fair value of these products as of December 31, 2004, 2003 and 2002, considering the related discounted cash-flows and the year-end prevailing rates and market values is presented in Note 26.

11. Segment Information-

SFAS 131, Disclosures about segment of an enterprise and related information requires some disclosures of the financial statements relating to operating segments of a public business enterprise.

•	Retail Banking in Spain and Portugal: formed by BBVA’s retail banking, asset management and private banking businesses in Spain and Portugal, covering the residential customer and small and medium entities (“SME”) segments in these markets. This area also includes the Finanzia / Uno-e group (which specializes in the e-banking business, consumer financing and card product distribution), BBVA Portugal, our private banking businesses, our mutual and pension fund management and insurance businesses.

•	Wholesale and Investment Banking: includes BBVA’s business activities with large companies and institutions through national and international corporate banking and institutional banking. In addition, this business area includes our trading businesses located in Spain, Europe and New York, our equity distribution and origination business and security deposit and custody service business, as well as the real estate business which is not developed by the group through interests in large corporations.

•	Banking in America: includes the operations of each of our subsidiary banks in Latin America and their investee companies, including pension management companies and insurance companies, as well as our international private banking business.

•	Corporate Activities and Other: includes our holdings in large industrial corporations and in financial entities, as well as the activities and results of our support units, such as the Assets and Liabilities Management Committee (ALCO). In addition, this business area includes our other operations or activities that, by their nature, cannot be assigned to another business area, such as country risk provisions and amortization of goodwill (except for those relating to the holdings owned by the Business and Real Estate Projects unit, which is included in the Wholesale and Investment Banking business area).

This structure of areas is in line with the internal organization established to manage and monitor the businesses in the BBVA Group during the year 2004. The balances for the financial years 2003 and 2002, which are presented for comparative purposes, were drawn up following the same criteria.

The business areas contribution to net attributable profit and total assets are shown in the following tables:

	2004	2003	2002
	Millions of Euros
Business Area contribution to net attributable profit
Retail Banking	1,410	1,239	1,266
Wholesale and Investment Banking	515	468	382
Banking in América	1,239	725	726
Corporate Activities and others	(362)	(205)	(655)

Net Attributable profit	2,802	2,227	1,719

	2004	2003	2002
	Millions of Euros
Business Area contribution to total assets
Retail Banking	132,707	112,481	102,085
Wholesale and investment Banking	170,271	158,644	149,290
Banking in America	74,992	78,134	88,452
Corporate Activities	40,059	27,688	21,833

Total assets for reportable segments	418,029	376,926	362,711
Intearea Positions	(84,873)	(69,472)	(67,233)
Others	(22,084)	(20,304)	(15,936)
Consolidated total assets	311,072	287,150	279,542

The differences between “Total Assets for Reportable Segments” and “Consolidated Total Assets” are due to the following reasons:

•	Balance sheet for reportable segments are designed with management criteria which differs from balance sheet formats for Banks required by Bank of Spain. (e.g.: according to Bank of Spain’s requirements allowance for loans losses are classified as assets, reducing the balance of loans, however in Balance Sheet Reportable Segments are classified as liabilities).

•	Balance sheet for reportable segments does not eliminate intearea positions.

•	Balance sheet for reportable segments does not consider the intra-group eliminations made during the consolidation process. As a consequence the amounts of “Total Assets for Reportable Segments” significantly differ from “Consolidated Total Assets”.

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

Millions of Euros	Retail Banking in Spain and Portugal					Wholesale and Investment Banking					Banking in America
	2004	2003	2002	04-03 Δ%	03-02 Δ%	2004	2003	2002	04-03 Δ%	03-02 Δ%	2004	2003	2002	04-03 Δ%	03-02 Δ%
Net lending	109,591	91,295	80,152	20.0	13.9	41,672	39,366	38,002	5.9	3.6	27,849	25,793	29,762	8.0	(13.3)
Securities portfolio	579	535	210	8.2	154.8	28,950	25,364	27,416	14.1	(7.5)	24,268	25,902	29,169	(6.3)	(11.2)
Liquid assets	2,233	2,048	3,718	9.0	(44.9)	46,614	43,835	34,767	6.3	26.1	16,328	17,571	18,238	(7.1)	(3.7)
Inter-area positions	18,585	16,975	16,565	9.5	2.5	45,892	43,857	41,502	4.6	5.7	445	435	667	2.2	(34.7)
Fixed assets	660	659	663	0.2	(0.6)	44	45	22	(1.2)	104.5	1,768	2,128	2,531	(16.9)	(15.9)
Other assets	1,059	969	777	9.3	24.7	7,099	6,177	7,581	14.9	(18.5)	4,335	6,305	8,084	(31.2)	(22.0)

TOTAL ASSETS	132,707	112,481	102,085	18.0	10.2	170,271	158,644	149,290	7.3	6.3	74,992	78,134	88,452	(4.0)	(11.7)

Deposits and debt securities	54,203	51,894	52,592	4.4	(1.3)	56,881	54,458	47,882	4.4	13.7	51,100	48,907	57,773	4.5	(15.3)
Income for the period	1,482	1,320	1,348	12.3	(2.1)	551	509	428	8.3	18.9	1,459	1,171	1,264	24.6	(7.4)
Equity assigned	8,126	7,130	6,792	14.0	5.0	3,731	3,450	3,253	8.1	6.1	4,965	4,590	4,880	8.2	(5.9)
• Shareholders’ funds	4,707	4,125	3,903	14.1	5.7	2,155	2,003	1,940	7.6	3.2	4,315	3,095	3,337	39.4	(7.3)
• Other eligible funds	3,419	3,005	2,889	13.8	4.0	1,576	1,447	1,313	8.9	10.2	650	1,495	1,543	(56.5)	(3.1)
Liquid liabilities	4,262	3,477	2,701	22.6	28.7	75,887	69,376	59,321	9.4	17.0	12,351	14,086	13,623	(12.3)	3.4
Inter-area positions	60,460	45,257	35,593	33.6	27.2	23,817	23,486	30,850	1.4	(23.9)	596	729	790	(18.3)	(7.7)
Other liabilities	4,174	3,403	3,059	22.7	11.2	9,404	7,365	7,556	27.7	(2.5)	4,521	8,652	10,120	(47.7)	(14.5)

TOTAL LIABILITIES	132,707	112,481	102,085	18.0	10.2	170,271	158,644	149,290	7.3	6.3	74,992	78,134	88,452	(4.0)	(11.7)

(*)	As a result or our agreement to sell our entire interest in BBV Brazil, S.A. in January 2003, and the closing of such sale in June 2003, our Corporate Activities area now comprises our interest in BBV Brazil for the period January to June 2003, accounted for under the equity method, and for 2002 and 2001, accounted under full consolidation.

Millions of Euros	Corporate Activities					Others (*)					TOTAL GROUP
	2004	2003	2002	04-03 Δ %	03-02Δ %	2004	2003	2002	04-03 Δ %	03-02Δ %	2004	2003	2002	04-03 Δ %	03-02Δ %
Net lending	(4,145)	(2,398)	(1,028)	(72.9)	133.3	(4,719)	(5,229)	(5,573)	(9.8)	(6.2)	170,248	148,827	141,315	14.4	5.3
Securities portfolio	29,700	29,386	22,284	1.1	31.9	82	434	(107)	(81.1)	n.m.	83,579	81,621	78,972	2.4	3.4
Liquid assets	(18,328)	(16,021)	(15,318)	(14.4)	4.6	(20,549)	(17,907)	(11,879)	14.8	50.7	26,298	29,526	29,526	(10.9)	n.m.
Inter-area positions	19,951	8,205	8,401	143.2	(2.3)	(84,873)	(69,472)	(67,135)	22.2	3.5	—	—	—	n.m.	n.m.
Fixed assets	1,512	1,569	1,817	(3.6)	(13.6)	5,398	3,457	4,257	56.2	(18.8)	9,382	7,858	9,290	19.4	(15.4)
Other assets	11,369	6,947	5,676	63.7	22.4	(2,297)	(1,080)	(1,680)	n.m.	(35.7)	21,565	19,318	20,439	11.6	(5.5)
						—	—	—

TOTAL ASSETS	40,059	27,688	21,833	44.7	26.8	(106,958)	(89,798)	(82,118)	19.1	9.4	311,072	287,149	279,542	8.3	2.7

						—	—	—
Deposits and debt securities	24,996	22,701	18,249	10.1	24.4	(3,115)	(12,307)	(12,141)	(74.7)	1.4	184,065	165,653	164,355	11.1	0.8
Income for the period	(299)	(103)	(575)	n.m.	(82.1)	(1)	—	1	n.m.	n.m.	3,192	2,897	2,466	10.2	17.5
Equity assigned	8,414	7,991	7,359	5.3	8.6	12,710	14,528	15,097	(12.5)	(3.8)	37,946	37,689	37,381	0.7	0.8
• Shareholders’ funds	3,074	2,184	2,564	40.8	(14.8)	3,839	3,677	3,748	4.4	(1.9)	18,090	15,084	15,492	19.9	(2.6)
• Other eligible funds	5,340	5,806	4,796	(8.0)	21.1	8,870	10,852	11,348	(18.3)	(4.4)	19,855	22,605	21,889	(12.2)	3.3
Liquid liabilities	—	—	—	n.m.	n.m.	(27,165)	(25,370)	(19,526)	7.1	29.9	65,335	61,569	56,119	6.1	9.7
Inter-area positions	—	—	—	n.m.	n.m.	(84,873)	(69,472)	(67,233)	22.2	3.3	—	—	—	n.m.	n.m.
Other liabilities	6,948	(2,901)	(3,201)	n.m.	(9.4)	(4,514)	2,823	1,686	n.m.	67.4	20,533	19,341	19,220	6.2	0.6
						—	—	—

TOTAL LIABILITIES	40,059	27,688	21,833	44.7	26.8	(106,958)	(89,798)	(82,117)	19.1	9.4	311,072	287,149	279,542	8.3	2.7

(*)	This column includes balance sheet reclassifications, interarea positions, intergroup eliminations and others, and the effect of the early amortization of goodwill, as described in Note 2-a.

(Millions of Euros)	Retail Banking in Spain and Portugal					Wholesale and Investment Banking					America
	2004	2003	2002	04-03 Δ%	03-02 Δ%	2004	2003	2002	04-03 Δ%	03-02 Δ%	2004	2003	2002	04-03 Δ%	03-02 Δ%
NET INTEREST INCOME	3,348	3,221	3,189	3.9%	1.0%	746	678	718	10.0%	(5.6%)	3,065	2,838	3,715	8.0%	(23.6%)
Net fee income	1,647	1,476	1,510	11.6%	(2.3%)	220	178	209	23.6%	(14.8%)	1,694	1,720	1,991	(1.5%)	(13.6%)
BASIC MARGIN	4,995	4,697	4,699	6.3%	(0.0%)	966	856	927	12.9%	(7.7%)	4,759	4,558	5,705	4.4%	(20.1%)
Market operations	54	44	46	22.7%	(4.3%)	51	123	(5)	(58.7%)	n.m.	168	249	378	(32.5%)	(34.1%)
ORDINARY REVENUE	5,049	4,741	4,745	6.5%	(0.1%)	1,017	979	922	3.9%	6.2%	4,927	4,807	6,083	2.5%	(21.0%)
Personnel costs	(1,405)	(1,391)	(1,386)	1.0%	0.4%	(203)	(205)	(212)	(1.0%)	(3.3%)	(1,139)	(1,214)	(1,535)	(6.2%)	(20.9%)
General expenses	(703)	(728)	(738)	(3.4%)	(1.4%)	(101)	(105)	(117)	(3.8%)	(10.3%)	(936)	(972)	(1,196)	(3.7%)	(18.7%)
Depreciation and amortization	(102)	(114)	(123)	(10.5%)	(7.3%)	(6)	(9)	(12)	(33.3%)	(25.0%)	(210)	(234)	(302)	(10.3%)	(22.4%)
Other operating revenues and expenses	(46)	(43)	(51)	7.0%	(15.7%)	(5)	(6)	(1)	(6.0%)	n.m.	(142)	(147)	(187)	(3.4%)	(21.6%)
OPERATING INCOME	2,793	2,465	2,447	13.3%	0.7%	702	654	580	7.3%	12.8%	2,500	2,240	2,863	11.6%	(21.8%)
Net income from companies carried by the equity method	(26)	8	(6)	n.m.	n.m.	34	65	21	(47.7%)	n.m.	83	81	12	2.3%	n.m.
Amortization of Goodwill in consolidation	—	—	1	—	—	(2)	(2)	(5)	—	(60.0%)	—	—	—	—	—
Net income on Group transactions	29	(1)	—	—	—	138	32	88	(57.9)	(63.6%)	22	14	(3)	61.7%	n.m.
Net loan Loss provisions	(580)	(492)	(433)	17.9%	13.6%	(214)	(143)	(141)	49.7%	1.4%	(272)	(426)	(941)	(36.2%)	(54.7%)
Extraordinary items (net) and other	9	(10)	5	n.m.	n.m.	16	38	9	(57.9)	n.m.	(306)	(311)	(346)	(1.6%)	(10.1)
PRE - TAX PROFIT	2,225	1,970	2,014	12.9%	(2.2%)	674	644	552	4.7%	16.7%	2,027	1,598	1,586	26.8%	0.8%
Corporate income tax	(743)	(650)	(666)	14.3%	(2.4%)	(121)	(135)	(124)	(10.4%)	8.9%	(568)	(427)	(321)	33.0%	32.8%
NET INCOME	1,482	1,320	1,348	12.3%	(2.1%)	553	509	428	8.6%	18.9%	1,459	1,171	1,264	24.6%	(7.4%)
Minority interests	(71)	(81)	(82)	(12.3%)	(1.2%)	(36)	(41)	(46)	(12.2%)	(10.9%)	(220)	(446)	(538)	(50.7%)	(17.1%)
NET ATTRIBUTABLE PROFIT	1,410	1,239	1,266	13.9%	(2.1%)	515	468	382	10.5%	22.5%	1,239	725	726	70.9%	(0.2%)

(Millions of Euros)	Corporate Activities and others					Total Group
	2004	2003	2002	04-03 Δ%	03-02 Δ%	2004	2003	2002	04-03 Δ%	03-02 Δ%
NET INTEREST INCOME	(90)	4	187	n.m.	(97.9%)	7,069	6,741	7,809	4.9%	(13.7%)
Net fee income	(182)	(111)	(42)	64.0%	n.m.	3,379	3,263	3,668	3.6%	(11.0%)
BASIC MARGIN	(272)	(107)	145	n.m.	n.m.	10,448	10,004	11,476	4.4%	(12.8%)
Market operations	333	236	346	41.1%	(31.8%)	606	652	765	(7.1%)	(14.8%)
ORDINARY REVENUE	61	129	491	(52.7%)	(73.7%)	11,054	10,656	12,241	3.7%	(12.9%)
Personnel costs	(437)	(453)	(565)	(3.5%)	(19.8%)	(3,184)	(3,263)	(3,698)	(2.4%)	(11.8%)
General expenses	(39)	37	(23)	n.m.	n.m.	(1,779)	(1,768)	(2,074)	0.6%	(14.8%)
Depreciation and amortization	(135)	(153)	(195)	(11.8%)	(21.5%)	(453)	(510)	(632)	(11.2%)	(19.3%)
Other operating revenues and expenses	(5)	(24)	(21)	(79.2%)	14.3%	(198)	(220)	(260)	(10.0%)	(15.5%)
OPERATING INCOME	(555)	(464)	(313)	19.6%	48.2%	5,440	4,895	5,577	11.1%	(12.2%)
Net income from companies carried by the equity method	269	228	7	18.0%	n.m.	360	382	34	(6.1)	n.m.
Amortization of Goodwill in consolidation	(580)	(637)	(675)	(8.9%)	(5.6%)	(582)	(639)	(679)	(8.9%)	(5.9%)
Net income on Group transactions	403	508	276	(20.7%)	84.1%	592	553	361	7.1%	53.2%
Net loan Loss provisions	135	(216)	(229)	n.m.	15.6%	(931)	(1,277)	(1,744)	27.1%	(41.6%)
Extraordinary items (net) and other	(449)	(182)	(99)	n.m.	n.m.	(730)	(103)	(431)	n.m.	(76.1%)
PRE - TAX PROFIT	(777)	(399)	(1,033)	94.7	(61.4%)	4,149	3,813	3,119	8.8%	22.3%
Corporate income tax	475	296	458	60.5%	(35.4%)	(957)	(916)	(653)	4.5%	40.2%
NET INCOME	(302)	(103)	(575)	n.m.	(82.1%)	3,192	2,897	2,465	10.2%	17.5%
Minority interests	(63)	(102)	(81)	(38.2%)	25.9%	(390)	(670)	(747)	(41.8%)	(10.3%)
NET ATTRIBUTABLE PROFIT	(362)	(205)	(656)	78.0%	(68.8%)	2,802	2,227	1,719	25.8%	29.5%

Exhibit Number	Description

8.1	Consolidated Companies composing Registrant.

10.1	Consent of Deloitte, S.L.

12.1	Section 302 Chief Executive Officer Certification

12.2	Section 302 President and Chief Operating Officer Certification

12.3	Section 302 Head of the Office of the Chairman Certification

13.1	Section 906 Certification