Form 20-F
period 2006-12-31
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
filed 2007-03-30
CIK 842180

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

None

The number of outstanding shares of each class of stock of the Registrant at December 31, 2006 was:

Ordinary shares, par value €0.49 per share—3,551,969,121

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

•

“Consolidated Financial Statements” means BBVA’s audited Consolidated Financial Statements as of and for the years ended December 31, 2006, 2005 and 2004 prepared in accordance with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”).

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

•	“Item 3. Key Information—Risk Factors”;

•	“Item 4. Information on the Company”;

•	“Item 5. Operating and Financial Review and Prospects”; and

•	“Item 11. Quantitative and Qualitative Disclosures About Market Risk”

identifies important factors that could cause such differences.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including taxes;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	the ability to obtain regulatory approvals of the proposed transaction to acquire Compass Bancshares, Inc. (“Compass”) on the proposed terms and schedule;

•	the failure of BBVA or Compass shareholders to approve the capital increase or the proposed transaction, respectively;

•	the risk that the businesses of BBVA and Compass will not be integrated successfully;

•	the risk that the cost savings and any other synergies from the proposed transaction to acquire Compass may not be fully realized or may take longer to realize than expected;

•	disruption from the proposed transaction to acquire Compass making it more difficult to maintain relationships with customers, employers or suppliers;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

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

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars, “€” and “euro” refer to Euro and “Ptas” or “peseta” refer to Spanish Pesetas.

“Latin America” refers to the countries in which we operate in South America, Central America and Mexico.

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles Affecting 2003 and 2002

Unless otherwise indicated, the financial information included in this Annual Report with respect to 2003 and 2002 has been derived from financial statements that have been prepared in accordance with generally accepted accounting principles which were in effect during the above mentioned years for banks in Spain, which include the accounting requirements established by the Bank of Spain (“Spanish GAAP”).

Accounting Principles Affecting 2006, 2005 and 2004

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their Consolidated Financial Statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. Therefore, the Group is required to prepare its Consolidated Financial Statements for the year ended December 31, 2006 (together with comparative financial information for the years ended December 31, 2005 and 2004) in conformity with the EU-IFRS ratified by the EU at that date. EU-IFRS, as adopted by the EU and applied by us in our Consolidated Financial Statements as of and for the year ended December 31, 2006, does not differ from IFRS, as published by the International Accounting Standards Board (“IASB”), effective as of December 31, 2006, and therefore, complies in full with IFRS, as published by the IASB.

EU-IFRS differs in certain significant respects from Spanish GAAP. As a result, our financial information presented under EU-IFRS is not directly comparable to our financial information presented with respect to previous years under Spanish GAAP, and readers should avoid such a comparison. For quantitative information regarding the adjustments required to reconcile our Spanish GAAP financial information to EU-IFRS, see Appendix VI to the Consolidated Financial Statements.

See Note 62 to our Consolidated Financial Statements for a quantitative reconciliation of profit for the year and stockholders’ equity from EU-IFRS to generally accepted accounting principles in the United States (“U.S. GAAP”).

The Consolidated Financial Statements have been presented in the same format as that used in the Consolidated Financial Statements included in BBVA’s annual and interim reports to shareholders. This format differs from that required by the United States Securities and Exchange Commission (the “SEC” or “Commission”) for the Consolidated Financial Statements of bank holding companies. Consolidated balance sheets and summary statements of income that reflect the reclassifications required by the Commission are included in Note 62 to the Consolidated Financial Statements.

The BBVA Group implemented a new organizational structure during 2006, which affects the comparability of financial information included in this Annual Report on Form 20-F. During 2005 and for purposes of the financial statements included in BBVA’s annual report on Form 20-F for the year ended December 31, 2005 filed with the SEC on July 7, 2006 (the “2005 20-F”), BBVA’s organizational structure was divided into the following four business areas (the “2005 Business Segments”): Retail Banking in Spain and Portugal; Wholesale Businesses; the Americas; and Corporate Activities. In December 2005, BBVA’s Board of Directors approved a new organizational structure for the BBVA Group, which has been implemented since the beginning of 2006 and is the basis for the financial statements included herein (the “2006 Business Segments”): Retail Banking in Spain and Portugal; Wholesale Businesses; Mexico and the United States; South America; and Corporate Activities. The transition from the 2005 Business Segments to the 2006 Business Segments has affected principally the business area of the Americas, since in 2006 BBVA separated its business in Mexico and the United States into a segment independent of South America. The financial information for our business areas for 2006, 2005 and 2004 presented in this Annual Report on Form 20-F have been prepared on a uniform basis, consistent with our organizational structure in 2006 in order to provide a year-on-year comparison. Due to the adoption of the new organizational structure, BBVA’s financial information by business area included in this Annual Report on Form 20-F is not directly comparable to its financial information by business area included in the 2005 20-F.

The management of our business during 2006 along five segmental lines is discussed in “Item 4. Information on the Company” and each area’s operating results are described in “Item 5. Operating and Financial Review and Prospects”.

Certain numerical information in this Annual Report may not sum due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

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

The historical financial information set forth below has been selected from, and should be read together with, the Consolidated Financial Statements included herein. For information concerning the preparation and presentation of financial information contained herein, see “Presentation of Financial Information”. Also see Note 62 of the Consolidated Financial Statements for a presentation of our stockholders’ equity and net income reconciled to U.S. GAAP.

EU-IFRS

	Year ended December 31,
	2006	2005	2004
	(in millions of euros, except per share/ ADS data (in euro)
Consolidated Statement of Income data
Interest and similar income	19,210	15,848	12,352
Interest expense and similar charges	(11,216)	(8,932)	(6,447)
Income from equity instruments	379	292	255

Net interest income	8,374	7,208	6,160
Share of profit or loss of entities accounted for using the equity method	308	121	97
Fee and commission income	5,119	4,669	4,057
Fee and commission expenses	(784)	(729)	(644)
Insurance activity income	650	487	391
Gains/losses on financial assets and liabilities (net)	1,656	980	762
Exchange differences (net)	378	287	298

Gross income	15,700	13,023	11,121
Sales and income from the provision of non-financial services	605	576	468
Cost of sales	(474)	(451)	(342)
Other operating income	117	134	22
Personnel expenses	(3,989)	(3,602)	(3,247)
Other administrative expenses	(2,342)	(2,160)	(1,851)
Depreciation and amortization	(472)	(449)	(448)
Other operating expenses	(263)	(249)	(132)

Net operating income	8,883	6,823	5,591
Impairment losses (net)	(1,504)	(854)	(958)
Provision expense (net)	(1,338)	(454)	(850)
Finance income from non-financial activities	58	2	9
Finance expenses from non-financial activities	(55)	(2)	(5)
Other gains	1,129	285	622
Other losses	(142)	(208)	(271)

Income before tax	7,030	5,592	4,138
Income tax	(2,059)	(1,521)	(1,029)

Income from continuing operations	4,971	4,071	3,109
Income from discontinued operations (net)	—	—	—

Consolidated income for the year	4,971	4,071	3,109
Income attributed to minority interests	(235)	(265)	(186)
Income attributed to the Group	4,736	3,806	2,923

Per share/ADS(1) Data
Net operating income (2)	2.61	2.01	1.66
Numbers of shares outstanding (at period end)	3,551,969,121	3,390,852,043	3,390,852,043
Income attributed to the Group(2)	1.39	1.12	0.87
Dividends declared	0.637	0.531	0.442

(1)	Each American Depositary Share (“ADS” or “ADSs”) represents the right to receive one ordinary share.
(2)

Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period (3,406 million, 3,391 million and 3,369 million shares in 2006, 2005 and 2004, respectively).

EU-IFRS

	Year ended December, 31
	2006	2005	2004
	(in millions of euros, except per share/ADS data (in euros) and percentages)
Consolidated balance sheet data
Total assets	411,916	392,389	329,441
Capital stock	1,740	1,662	1,662
Loans and receivables (net)	279,855	249,397	196,892
Deposits from other creditors	192,374	183,375	150,726
Marketable debt securities and subordinated liabilities	91,271	76,565	57,809
Minority interests	768	971	738
Stockholders’ equity	18,210	13,034	10,961
Consolidated ratios
Profitability ratios:
Net interest margin(3)	2.12%	1.98%	1.91%
Return on average total assets(4)	1.26%	1.12%	0.97%
Return on average equity (5)	37.6%	37.0%	33.2%
Credit quality data
Loan loss reserve	6,417	5,587	4,622
Loan loss reserve as a percentage of total loans and receivables (net)	2.29%	2.19%	2.31%
Substandard loans	2,492	2,346	2,202
Substandard loans as a percentage of total loans and receivables (net)	0.89%	0.94%	1.12%

(3)	Represents net interest income as a percentage of average total assets.
(4)	Represents consolidated income for the year as a percentage of average total assets.
(5)	Represents income attributed to the Group as a percentage of average stockholders’ equity.

U.S. GAAP Information

	Year ended December 31,
	2006	2005	2004	2003	2002
	(in millions of euros, except per share/ ADS data (in euro) or as otherwise indicated)
Consolidated statement of income data
Net income	4,972	2,018	3,095	1,906	1,846
Basic earnings per share/ADS(1)(2)	1.460	0.595	0.918	0.60	0.58
Diluted earnings per share/ADS(1)(2)	1.460	0.595	0.918	0.60	0.58
Dividends per share/ADS (in dollars) (1)(2)(3)	0.807	0.658	0.552	0.34	0.33
Consolidated balance sheet data
Total assets(4)	420,971	401,799	314,350	287,912	290,430
Stockholders’ equity(4)	30,461	25,375	23,465	19,583	18,908
Basic stockholders’ equity per share/ADS(1)(2)	8.94	7.48	6.96	6.13	5.92
Diluted stockholders’ equity per share/ADS(1)(2)	8.94	7.48	6.96	6.13	5.91

(1)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period.
(2)	Each ADS represents the right to receive one ordinary share.
(3)

Dividends per share/ADS are translated into dollars at the average exchange rate for the relevant year, calculated based on the average of the noon buying rates for euro from the Federal Reserve Bank of New York on the last date of each month during the relevant period.

(4)	At the end of the reported period.

Exchange Rates

Spain’s currency is the euro. Unless otherwise indicated, the amounts that have been converted to euro in this Annual Report have been done so at the corresponding exchange rate published by the European Central Bank (“ECB”) on December 31 of the relevant year.

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

Year ended December 31	Average (1)
2002	0.9495
2003	1.1411
2004	1.2478
2005	1.2400
2006	1.2661
2007 (through March 28)	1.3186

(1)	The average of the noon buying rates for the euro on the last day of each month during the relevant period.

Month ended	High	Low
October 31, 2006	1.2773	1.2502
November 30, 2006	1.3261	1.2705
December 29, 2006	1.3327	1.3073
January 31, 2007	1.3286	1.2904
February 28, 2007	1.3246	1.2933
March 31, 2007 (through March 28)	1.3359	1.3094

The noon buying rate for euro from the Federal Reserve Bank of New York, expressed in dollars per €1.00, on March 28, 2007, was $1.3331.

As of December 31, 2006, approximately 31% of our assets and approximately 33% of our liabilities were denominated in currencies other than euro (principally dollars).

For a discussion of our foreign currency exposure, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk in Non-Trading Activities in 2006—Exchange Rate Risk”.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Relating to us

Since our loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on our financial condition.

We historically have developed our lending business in Spain, which continues to be our main place of business. As of December 31, 2006, business activity in Spain accounted for 70.2% of our loan portfolio. See “Item 4. Information on the Company—Selected Statistical Information—Loans by Geographic Area”. Any adverse changes affecting the Spanish economy are likely to have a significant adverse impact on our loan portfolio and, as a result, on our financial condition and results of operations.

A substantial percentage of our customer base is particularly sensitive to adverse developments in the economy, which renders our lending activities relatively riskier than if we lent primarily to higher-income customer segments.

Medium- and small-size companies and middle- and lower-middle- income individuals typically have less financial strength than large companies and high-income individuals and accordingly can be expected to be more negatively affected by adverse developments in the economy. As a result, it is generally accepted that lending to these segments of our existing and targeted customer base represents a relatively higher degree of risk than lending to other groups.

A substantial portion of our loan portfolio consists of residential mortgages and consumer loans to middle- and lower-middle-income customers and commercial loans to medium- and small-size companies. Consequently, during periods of slowdown in economic activity we may experience higher levels of past due amounts which could result in higher levels of allowance for loan losses. We cannot assure you that we will not suffer substantial adverse effects on our base loan portfolio to these customer segments in the event of adverse developments in the economy.

Increased exposure to real estate in Spain makes us more vulnerable to developments in this market.

The sound economic growth, the strength of the labor market and a decrease in interest rates in Spain have caused an increase in the demand for mortgage loans in the last few years. This has had repercussions in housing prices, which have also risen significantly. As residential mortgages are one of our main assets, comprising 26%, 27% and 26% of our loan portfolio at December 31, 2006, 2005 and 2004, respectively, we are currently highly exposed to developments in real estate markets. We expect the worsening financial conditions in Spain to cause a gradual adjustment process in the Spanish real estate sector, after several years of price increases.

In addition, a strong increase in interest rates or unemployment in Spain might have a significant negative impact in mortgage payment delinquency rates. An increase in such delinquency rates could have an adverse effect on our business, financial condition and results of operations.

Highly-indebted households and corporations could endanger our asset quality and future revenues.

Spanish households and firms have reached, in recent years, a high level of indebtedness, which represents increased risk for the Spanish banking system. The increase of loans referenced to variable interest rates makes debt service on such loans more vulnerable to changes in interest rates than in the past. In fact, the debt burden of the Spanish households on disposable income has increased substantially from 12.5% in 2003 to 16.4% in 2006. The increase in households’ and firms’ indebtedness also limits their ability to incur additional debt, decreasing the number of new products we may otherwise be able to sell them.

A sudden shortage of funds could cause an increase in our costs of funding and an adverse effect on our operating revenues.

Historically, one of our principal sources of funds has been savings and demand deposits. Time deposits represented 23.3%, 25.4% and 27.6% of our total funding at December 31, 2006, 2005 and 2004, respectively. Large-denomination time deposits may, under some circumstances, such as during periods of significant changes in market interest rates for these types of deposit products and resulting increased competition for such funds, be a less stable source of deposits than savings and demand deposits. In addition, since we rely heavily on short-term deposits for our funding, we cannot assure you that, in the event of a sudden or unexpected shortage of funds in the banking systems or money markets in which we operate, we will be able to maintain our current levels of funding without incurring higher funding costs or having to liquidate certain of our assets.

We face increasing competition in our business lines.

The markets in which we operate are highly competitive. Financial sector reforms in the markets in which we operate have increased competition among both local and foreign financial institutions, and we believe that this trend will continue. For example, the adoption of the euro as the common currency throughout the EU is making it easier for European banks to compete against us in Spain. In addition, the trend towards consolidation in the banking industry has created larger and stronger banks with which we must now compete. This is particularly the case of the consumer credit market, where foreign entrants are operating in the segment of small credits to subprime households.

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

Our results of operations are substantially dependent upon the level of our net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Interest rates are highly sensitive to many factors beyond our control, including deregulation of the financial sectors in the markets in which we operate, monetary policies pursued by the EU and national governments, domestic and international economic and political conditions and other factors.

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

In addition, income from treasury operations is particularly vulnerable to interest rate volatility. Since approximately 75% of our loan portfolio consists of variable interest rate loans maturing in more than one year, rising interest rates may also bring about an increase in the non-performing loan portfolio.

Our financial statements and periodic disclosure under securities laws may not give you the same information as financial statements prepared under U.S. accounting rules and periodic disclosures provided by domestic U.S. issuers.

Publicly available information about public companies in Spain is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States. In addition, although we are subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934 (the “Exchange Act”), the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Finally, we maintain our financial accounts and records and prepare our financial statements in conformity EU-IFRS, which differs in certain respects from U.S. GAAP, the financial reporting standard to which many investors in the United States may be more accustomed. See Note 62 of the Consolidated Financial Statements for the presentation of our stockholders’ equity and net income reconciled to U.S. GAAP.

BBVA may fail to realize all of the anticipated benefits of the proposed transaction to acquire Compass.

The success of the proposed transaction to acquire Compass will depend, in part, on BBVA’s ability to realize the anticipated benefits from combining the businesses of BBVA and Compass. However, to realize these anticipated benefits, BBVA and Compass must successfully combine their businesses, which are currently principally conducted in different countries by management and employees coming from different cultural backgrounds. If BBVA is not able to achieve these objectives, the anticipated benefits of the transaction may not be realized fully or at all or may take longer to realize than expected.

BBVA and Compass have operated and, until the completion of the proposed transaction, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of BBVA and Compass to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the transaction. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Compass and BBVA during the transition period and on the combined company following completion of the transaction.

See “Item 4. Information on the Company—Business Overview—Mexico and the United States”.

Risks Relating to Latin America

Political events in Mexico could adversely affect our operations, given that approximately 37% of our income attributed to the Group is generated in Mexico.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican governmental actions concerning the economy and state-owned enterprises could have a significant effect on Mexican private sector entities in general, and on our Mexican subsidiaries in particular.

Mexico’s presidential elections were held on July 2, 2006. Felipe Calderon’s victory was confirmed by the Federal courts on September 5, 2006, and Calderon took office on December 1, 2006, but the election results were contested by Andres Manuel López Obrador and his party, the Democratic Revolutionary Party, which alleged irregularities in over 30% of the country’s polling stations, sought a vote recount, unsuccessfully appealed the results of the election and staged street protests. The uncertainty caused by the election could result in political and economic instability and social unrest, which could adversely affect the business, financial condition and results of operations of our Mexican subsidiaries. Moreover, the new administration could implement significant changes in laws, public policies and government programs, which could have a material adverse effect on the business, financial condition and results of operations of our Mexican subsidiaries.

Our Latin American subsidiaries’ growth, asset quality and profitability may be affected by volatile macroeconomic conditions, including government default on public debt, in the Latin American countries where they operate.

The Latin American countries in which we operate have experienced significant economic volatility in recent decades, characterized by slow growth, declining investment and significant inflation. This volatility has resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. Negative and fluctuating economic conditions, such as a changing interest rate environment, also affect our profitability by causing lending margins to decrease and leading to decreased demand for higher-margin products and services. The results of several recent electoral processes entail an increased risk of greater state intervention in the domestic economy, especially in Bolivia and Venezuela.

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

Changes in regulations that are beyond our control may have a material effect on our business and operations, particularly in Venezuela. In addition, since some of the banking laws and regulations have been recently adopted, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. No assurance can be given that laws or regulations will be enforced or interpreted in a manner that will not have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Other Countries

Our strategic growth in Asia exposes us to increased regulatory, economic and geopolitical risk relating to emerging markets in the region, particularly in China.

Strategic growth in Asia, particularly China, continued in 2006. The BBVA Group formed a strategic alliance with the CITIC Group, in which we committed to invest €501 million to purchase 5% of China Citic Bank (“CNCB”) as well as €488 million to purchase 15% of Citic International Financial Holdings (“CIFH”) as of December 31, 2006. See “Item 4. Information on the Company—Business Overview—Wholesale Businesses”.

As a result of our expansion into Asia, we are exposed to increased risks relating to emerging markets in the region, particularly in China. The Chinese government has exercised, and continues to exercise, significant influence over the Chinese economy. Chinese governmental actions concerning the economy and state-owned enterprises could have a significant effect on Chinese private sector entities in general, and on CNCB or CIFH in particular.

We also are exposed to regulatory uncertainty and geopolitical risk as a result of our investments in Asia. Changes in laws or regulations or in the interpretation of existing laws or regulations, whether caused by a change in government or otherwise, could adversely affect our investments. Moreover, Asian economies can be directly and negatively affected by adverse developments in other countries in the region and beyond.

Any of these developments could have a material adverse effect on our investments in Asia or the business, financial condition and operating results of the Group.

Our continued expansion in the United States increases our exposure to the U.S. market.

The Group’s expansion continued in the United States in 2006 with the acquisition of Texas Regional Bancshares, Inc. (“Texas Regional Bancshares”) (for $2,141 million (approximately €1,674 million) in November 2006) and State National Bancshares, Inc. (“State National Bancshares”) (for $484 million (approximately €368 million), which closed in January 2007). These purchases, together with Laredo National Bank, Inc. (“LNB”) (acquired in 2005), have nearly tripled our presence in the United States in the past two years. In addition, we recently announced our proposed acquisition of Compass, which, if consummated, will substantially increase our presence in the United States. See “Item 4. Information on the Company—Business Overview—Mexico and the United States” and “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures”.

Our expansion in the United States makes us more vulnerable to developments in this market, particularly the real estate market. The sound economic growth, the strength of the labor market and a decrease in interest rates in the United States have caused an increase in the demand for mortgage loans in the last few years. This has had repercussions in housing prices, which have also risen significantly. As we have acquired entities in the United States, our exposure to the U.S. real estate market has increased, and this will increase further if the proposed acquisition of Compass is consummated. If there were a significant downturn in the U.S. economy in general, or the real estate market in particular, it could have a material adverse effect on our business, financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal name is Banco Bilbao Vizcaya Argentaria, S.A. BBVA’s predecessor bank, BBV, was incorporated in Spain as a limited liability company (a sociedad anónima or “S.A.”) under the Spanish Corporations Law on October 1, 1988. BBVA was formed as the result of a merger by absorption of Argentaria into BBV that was approved by the shareholders of each institution on December 18, 1999 and registered on January 28, 2000. It conducts its business under the commercial name “BBVA”. BBVA is registered with the Commercial Registry of Vizcaya (Spain). It has its registered office at Plaza de San Nicolás 4, Bilbao, Spain, 48005, telephone number +34-91-3746201. BBVA’s agent in the U.S. for U.S. federal securities law purposes is Raúl Santoro de Mattos Almeida (BBVA New York, 1345 Avenue of the Americas, 45th floor, New York, 10105, telephone number +1-212-728-1660). BBVA is incorporated for an unlimited term.

Recent Developments

Proposed Transaction to Acquire Compass Bancshares, Inc.

On February 16, 2007 BBVA entered into a definitive agreement to acquire 100% of the shares of Compass for a consideration made up of a combination of ordinary shares of BBVA and cash (the “Agreement”). Pursuant to the Agreement, Compass shareholders can elect to receive 2.8 BBVA ordinary shares or ADSs or $71.82 in cash for each Compass share, subject to proration. Based on BBVA’s closing stock price on Thursday, February 15, 2007, the transaction has an aggregate value of approximately $9.6 billion. See “—Business Overview—Mexico and the United States”.

Capital Expenditures

Our principal investments are financial, in subsidiaries and in affiliates. The main capital expenditures from 2004 to the date of this Annual Report were the following:

2007

On July 12, 2006, BBVA entered into an agreement to purchase the U.S. banking group, State National Bancshares, which is domiciled and conducts its main business activity in the State of Texas. Upon receipt of the required shareholder approval and other necessary administrative authorizations, the transaction concluded on January 3, 2007. The agreed purchase price was $484 million (approximately €368 million) at this date.

On December 22, 2006, BBVA reached an agreement with the Chinese banking group CITIC Group to develop a strategic alliance in the Chinese market. In accordance with this agreement, BBVA will acquire a 5% ownership interest in CNCB with a call option to acquire 9.9% of its share capital. The price for the initial 5% share capital is approximately €501 million. Additionally BBVA will acquire a 15% ownership interest in the banking entity CIFH, which is headquartered in Hong Kong and is quoted on the Hong Kong Stock Exchange. The price for this 15% share is approximately €488 million. As of the date of the filing of this Annual Report, certain regulatory and other approvals remain pending.

2006

On November 30, 2006 the Group acquired all the shares of the Italian vehicle rental company Maggiore Fleet S.p.A., for €70.2 million, giving rise to goodwill of €35.7 million.

On November 10, 2006, the Group acquired Texas Regional Bancshares through the investment of $2,141 million (€1,674 million). The goodwill recognized as of December 31, 2006 amounted to €1,257 million.

On July 28, 2006, BBVA acquired 100 % ownership of Uno-E Bank, S.A. The process to acquire all of Uno-E Bank S.A.’s shares commenced on January 10, 2003 when Telefónica España, S.A., pursuant to the agreement entered into by Terra Networks, S.A. (subsequently merged into Telefónica España, S.A.) and BBVA, proceeded on January 10, 2003 to start selling to BBVA its 33 % ownership interest in Uno-E Bank, S.A. for an aggregated amount of €148.5 million.

On June 12, 2006, BBVA reached agreements to acquire State National Bancshares, Inc. and Texas Regional Bancshares, each of which are U.S. banking groups domiciled in Texas. The acquisition price agreed for State National Bancshares was approximately $480 million while the acquisition price agreed for Texas Regional Bancshares was approximately $2,164 million. In both cases, the acquisitions were subject to both shareholder and regulatory approvals. The acquisitions closed on January 3, 2007 (State National Bancshares) and in November, 2006 (Texas Regional Bancshares). The acquisition of Texas Regional Bancshares added €3,115 million in lending and €4,651 million in deposits to the Group’s accounts as well as 73 branches and 2,009 employees, in each case at December 31, 2006.

In May 2006, BBVA acquired a 51% ownership interest in Forum, a Chilean company specializing in car purchase financing, through the Chilean entities Forum Distribuidora, S.A. and Forum Servicios Financieros, S.A. (which in turn own all the shares of ECASA, S.A.), giving rise to the incorporation of BBVA Financiamiento Automotriz. The goodwill recognized as of December 31, 2006 amounted to €51 million.

On March 3, 2006, BBVA purchased 0.43% of BBVA Chile’s share capital for 2,318 million Chilean pesos (€3.7 million), increasing BBVA’s share capital in BBVA Chile to 67.05%. As the share capital of BBVA in BBVA Chile is higher than two thirds of BBVA Chile’s total share capital, BBVA, in compliance with Chilean legislation launched a public tender offer for all of BBVA Chile’s share capital. The public tender offer was effective from April 3, 2006 to May 2, 2006. After the acceptance of the public tender offer by 1.13% of BBVA Chile’s outstanding shares, BBVA’s share capital in BBVA Chile increased to 68.18%.

2005

On January 6, 2005, pursuant to the agreement entered into in September 2004 and after obtaining the mandatory authorizations, the Group, through BBVA Bancomer, S.A. de C.V. (“BBVA Bancomer”), acquired all the shares of Hipotecaria Nacional, S.A. de C.V., a Mexican company specializing in the mortgage business. The price paid was 4,121 million Mexican pesos (approximately € 276,048 thousand) and the goodwill recognized amounted to € 259,111 thousand at December 31, 2005.

On April 28, 2005, pursuant to the agreement entered into on September 20, 2004 and after obtaining the mandatory authorizations, BBVA, acquired all the shares of LNB, a bank holding company located in Texas (United States) which operates in the banking business through two independent banks: Laredo National Bank and South Texas National Bank. The price paid was U.S.$ 859.6 million (approximately € 666,110 thousand) and the goodwill recognized amounted to € 473,941 thousand at December 31, 2005.

On October 31, 2005, the Guarantee Fund for Colombian Financial Institutions (“FOGAFIN”), sold by public auction 98.78% of the share capital of Banco Granahorrar, S.A. (a Colombian financial institution) (“Banco Granahorrar”) to the BBVA Group’s subsidiary in Colombia, BBVA Colombia, S.A. The offer made by BBVA Colombia, S.A. for the acquisition of Banco Granahorrar totaled U.S.$ 423.66 million. This transaction was consummated in December 2005 after the required authorizations had been obtained from the supervisory and control bodies. The price paid was 981,572.2 million Colombian pesos, approximately € 364,163 thousand, and the goodwill recognized amounted to € 266,862 thousand at December 31, 2005.

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

Capital Divestitures

Our principal divestitures are financial, in subsidiaries and in affiliates. The main capital divestitures from 2004 to the date of this Annual Report were the following:

2006

On June 14, 2006, BBVA sold its 5.04% capital share in Repsol YPF, S.A (“Repsol”). The selling procedure was executed through the closing and settlement of hedging equity swaps previously contracted. This sale gave rise to a gain of €523 million.

On May 19, 2006, BBVA sold its stake in the share capital of Banca Nazionale del Lavoro (“BNL”) to BNP Paribas, for a price of €1,299 million following its adhesion on May 12, 2006, as shareholder of BNL, to the public tender offer launched by BNP Paribas to acquire 100% of BNL’s capital. The sale gave rise to a gain of €568.3 million.

On April 5, 2006, BBVA sold its stake of 51% in the share capital of Banc Internacional d´Andorra, S.A. (“Andorra”) to the rest of the shareholders of said entity, the Andorran founding partners of the bank, for a price of €395.15 million.

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

During the first six months of 2004, the Group sold its 0.6% holding in Repsol. These sales gave rise to a loss of €6.5 million for the BBVA Group.

During 2004, the Group purchased and sold shares of Telefónica, S.A. without any material variation in its aggregate holding in such company as of December 31, 2003. These sales gave rise to a gain of €141.7 million.

Public Takeover Offers

On June 20, 2005, we launched an exchange offer for the approximately 85.3% of the shares of BNL which we did not already own. Under the terms of the exchange offer, BBVA offered one of its ordinary shares for every five ordinary shares of BNL. We withdrew our offer following a third party’s announcement that it had entered into certain agreements pursuant to which it controlled a 47% stake in BNL.

On March 3, 2006, BBVA purchased 0.43% of BBVA Chile’s share capital for 2,318 million Chilean pesos (€3.7 million), increasing BBVA’s share capital in BBVA Chile to 67.05%. See “—Capital Expenditures”.

B.	Business Overview

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have a portfolio of investments in some of Spain’s leading companies.

Business Areas

During 2006, our organizational structure was divided into the following business areas:

•	Retail Banking in Spain and Portugal;

•	Wholesale Businesses;

•	Mexico and the United States;

•	South America; and

•	Corporate Activities.

The foregoing description of our business areas is consistent with our current internal organization. The financial information for our business areas for 2006, 2005 and 2004 presented below has been prepared on a uniform basis, consistent with our organizational structure in 2006. See “Presentation of Financial Information”. Unless otherwise indicated, the financial information provided below for each business area does not reflect the elimination of transactions between companies within one business area or between different business areas, since we consider these transactions to be an integral part of each business area’s activities. For the presentation and discussion of our consolidated operating results in “Item 5. Operating and Financial Review and Prospects”, however, such intra- and inter-business area transactions are eliminated and the eliminations are generally reflected in the operating results of the Corporate Activities business area.

In December 2006, the Group adopted a new organizational structure that it expects to implement in 2007, which is designed to streamline the Group’s corporate structure and give greater weight and autonomy to its business units. The Group expects to focus its operations on five major business areas: Spain and Portugal; Wholesale Businesses; South America; Mexico and the United States; and Corporate Activities. As part of the reorganization, the Business Banking, Corporate Banking and Institutional Banking units (“BEC”) will be included in the Spain and Portugal area (as of December 31, 2006 such units had been included in the Wholesale Businesses area) and the Asset Management unit will form part of the Global Business unit in the Wholesale Businesses area.

The following table sets forth information relating to income attributed to the Group for each of our business areas for the years ended December 31, 2006, 2005 and 2004.

	Year ended December 31,
	Income/(Loss) Attributed to the Group			% of Subtotal			% of Income/(Loss) Attributed to the Group
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Retail Banking in Spain and Portugal	1,499	1,317	1,194	30%	33%	40%	32%	35%	41%
Wholesale Businesses	1,282	873	658	25%	22%	22%	27%	23%	23%
Mexico and the United States	1,775	1,370	891	35%	35%	30%	37%	36%	30%
South America	509	379	229	10%	10%	8%	11%	10%	8%

Subtotal	5,065	3,939	2,973	100%	100%	100%	107%	103%	102%

Corporate Activities	(329)	(132)	(50)				(7)%	(3)%	(2)%

Income attributed to the Group	4,736	3,807	2,923				100%	100%	100%

In terms of net interest income, the principal markets in which the Group competes, based on the business area which generates the activity, for 2006, 2005 and 2004 were as follows:

	Year ended December 31,
	Net interest income
	2006	2005	2004
Retail Banking in Spain and Portugal	2,865	2,623	2,509
Wholesale Businesses	1,032	1,017	947
Mexico and the United States	3,535	2,678	1,899
South America	1,310	1,039	908

Subtotal	8,742	7,357	6,263

Corporate Activities	(368)	(150)	(103)

Net interest income to the Group	8,374	7,207	6,160

Retail Banking in Spain and Portugal

Retail Banking in Spain and Portugal focuses on providing banking services and consumer finance to private individuals and small businesses in Spain and Portugal. As of December 31, 2006, this business area conducted its activities through 3,629 branch offices, of which 99 were located in Portugal. During the fourth quarter the Group implemented a new structure in the retail banking branch network. The new structure consists of 7 regional departments.

The business units included in the Retail Banking in Spain and Portugal business area are:

•	Financial Services;

•	Asset Management and Private Banking;

•	BBVA Portugal; and

•	Insurance Business in Europe.

Total net lending in this business area as of December 31, 2006 was approximately €118,113 million, an increase of 18.3% from €99,804 million as of December 31, 2005, with contributions from all of BBVA’s main products such as mortgage lending, consumer credit cards and loans to small businesses.

The non-performing loan ratio remained low at 0.67% as of December 31, 2006 compared to 0.65% as of December 31, 2005.

Total customer funds (deposits, mutual and pension funds and other brokered products) were €131,989 million as of December 31, 2006 from €120,745 million as of December 31, 2005, an increase of 9.3% as a result of an increase in deposits collected during the year. Mutual funds under management were €44,824 million as of December 31, 2006 , a decrease of 1.7% from €45,609 million as of December 31, 2005. Pension fund assets under management were €16,583 million as of December 31, 2006, an increase of 8.0% from €15,352 million as of December 31, 2005.

Financial Services

This business unit’s principal activities were focused on the following areas:

•

Financial Services for Individuals: focused on retail customers and aimed at providing customers with more value from their relationship with us by offering a wide range of products and services at attractive prices, which are made available through different channels, along with solutions tailored to their specific needs.

•

Financial Services for Small Businesses: focused on small businesses (including professional practices, the self-employed, retailers and farmers) by providing them with customized services, a comprehensive range of products and continuous, quality financial advice.

•

Consumer Finance: focused on the following lines of business (through Finanzia Bank, our online bank, Uno-e Bank, S.A., Finanzia Autorenting and Finanziamento Portugal): financing of cars, consumer items and equipment; e-banking; bill payment; and car and equipment rental.

Lending by the Financial Services unit increased 18.1% to €112,480 million as of December 31, 2006 from €95,278 million as of December 31, 2005, principally due to strong growth in mortgage loans, which increased 16.6% from December 31, 2005.

Customer funds under management by the Financial Services unit increased 9.9% to €116,990 million as of December 31, 2006 from €106,403 million as of December 31, 2005, principally due to an increase in time deposits. Mutual and pension fund assets managed by the Financial Services unit increased by 10.1%, respectively, as of December 31, 2006 as compared to December 31, 2005.

Financial Services for Individuals

Retail customers were targeted through a series of new products. Housing access was facilitated by making the conditions of the Hipoteca Fácil (Easy Mortgage) more flexible and adapting for the youth and immigrant segments. The range of consumer loans was strengthened with the Préstamo Inmediato PIDE (Immediate Loan ASK, available 24 hours a day), the new Crédito Fácil (Easy Loan, approved quickly) and Credinómina (Payroll-loan), an interest-free loan granted immediately and free of commissions tied to the Payroll Campaign. The BlueBBVA Program targeting the youth segment was renewed (with offers such as the Youth Loan carrying zero interest). Marketing of new services such as BBVA health insurance, real estate, travel and hotel reservations services, among others, was initiated as part of the new business model development program.

Fund gathering continued through existing and expanded deposit products, including the Quincenas del Ahorro (Savings Fortnights), Depósitos Crecientes (Growing Deposits), Triple 6 and Triple 10. On the investment fund side, managed fund portfolios and the ongoing renewal of the range of new funds on offer, including BBVA Consolida Garantizado (BBVA Guaranteed), Garantizado Doble 10, (Double 10 Guaranteed), 106 Doble 10 (106 Double 10), Extra 10, 110 Ibex and 105 Ibex, remained a focus.

In addition, BBVA was the first entity to be granted a regulatory permit to market certain new products approved in Spain in the fourth-quarter of 2006, including exchange traded funds (“ETFs”) in the Spanish market on the Ibex 35 (the Acción Ibex 35 ETF), the Euro Stoxx 50 and the FTSE Latibex Top (in collaboration with the Wholesale Businesses area) as well as hedge funds (BBVA Codespa Microfinanzas FIL) and venture capital funds (BBVA Capital Privado).

Financial Services for Small Businesses

During 2006, the Financial Services for Small Businesses offered a wider product range targeting small companies, professional practices, the self-employed, retailers and the framing sector, including:

•	the ICO Pymes 2006 small and medium-sized entities (“SME” or “SMEs”) line of financing;

•	the Préstamo Bienvenida (Welcome Loan) for new customers;

•	StockPyme, a range of products designed to hedge interest rate risk;

•	the Diferencial 0% loan or overdraft;

•	a business mortgage with a balloon payment; and

•	the Pack Negocios (Business Pack), a transactional services package launched in November.

Asset Management and Private Banking

This business unit is responsible for the design and management of products to be distributed through the Retail Banking in Spain and Portugal business area’s different networks, as well as for the direct management of our private banking services (through the Personal Banking and International Private Banking sub-units and BBVA Patrimonios). As of December 31, 2006, total customer funds (including both mutual and pension funds and assets managed in the private banking units) totaled approximately €80 billion, an increase of 3.9% from December 31, 2005. As of December 31, 2006, BBVA’s private banking business in Spain managed assets totaling approximately €11,987 million, an increase of 29.2% from December 31, 2005.

BBVA Portugal

As of December 31, 2006, BBVA Portugal’s customer loans amounted to €4,237 million, an increase of 22% from €3,472 million in 2005. In 2006, mortgage lending was the most dynamic sector, with a 31.5% increase over 2005.

As of December 31, 2006, customer funds managed by BBVA Portugal totaled €2,737 million, representing a 9% increase over €3,037 million in 2005, principally due to the increase in mutual and pension fund assets under management by BBVA Portugal.

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

Wholesale Businesses

Wholesale Businesses focuses on, large corporations, governmental, non-governmental organizations and institutional investor clients.

As of December 31, 2006, lending by the Wholesale Businesses area totalled €90,305 million, an increase of 18.6% from €76,129 million as of December 31, 2005. Non-performing loans (“NPL” or “NPLs”) of this business area decreased to an NPL ratio of 0.22% as of December 31, 2006, compared to 0.29% as of December 31, 2005, principally due to an improvement in risk quality. Deposits decreased and mutual funds increased 10.3% and 22.2%, respectively, as of December 31, 2006 from December 31, 2005.

The business units included in this business area are:

•	Corporate and Business Banking;

•	Global Businesses; and

•	Business and Real Estate Projects.

Corporate and Business Banking

The Corporate and Business Banking unit includes the Group’s products and services with SMEs (previously reported under Retail Banking In Spain and Portugal), large companies and institutions in the Spanish market, transaction services and product management.

In 2006, a new Corporate Banking business model was introduced to meet the needs of Spanish SMEs, large companies and institutions. The new model marks a simplification of the central structure, the creation of 7 new regional departments and, in November 2006, the addition of 26 new offices to the branch network (6 in corporate and 20 in institutions). This was part of the Blue Net project announced in July and completes the 2006 expansion plan with a total of 272 new branches. Of this number, the SME segment accounted for 209, institutions banking for 52 (extending the network to cover nearly all provinces in Spain) and 11 branches were for corporate banking.

In 2006, the Group led the SME market by marketing the ICO-Pymes line of financing for small businesses. It formalised two new lines with the European Investment Bank (each totalling €200 million to finance SME and regional government investment projects, respectively). It launched the BEC Markets Plan to reinforce the sale of cash management and capital markets products to network clients. The BBVA net cash electronic banking system was also extended to the branch offices abroad.

Global Businesses

The Global Businesses unit includes the global customers unit, investment banking, global markets and distribution, treasury management and distribution and Asia and is aimed at serving large international companies.

In Global Businesses, the business continues to be increasingly international. The foreign network and international customers made greater overall contributions to this unit’s operations than in previous years. In domestic cash management businesses, the Group was a pioneer in the Spanish market when it was the first to launch ETFs on national and international indices. It also led the initial public offering (“IPO”) league tables in Spain due to its role as global coordinator of the Bolsas y Mercados Españoles, Técnicas Reunidas, S.A. and Vocento IPOs. BBVA extended its product range targeted at institutional customers with the addition of hedge funds in Spain due to the creation of Próxima Alfa, which is 51%-owned by BBVA.

As part of the Group’s strategy to increase its presence in Asia, BBVA formed a strategic partnership with the CITIC Group in China and other parts of Asia. This partnership is expected to entail an initial investment of €989 million, none of which had been invested as of year end. BBVA expects the partnership with CITIC Group to open the mainland Chinese markets (through a 5% stake in China Citic Bank (“CNCB”), which is headquartered in Beijing, costing €501 million) and the Hong Kong market (via a 15% stake in Citic International Financial Holdings (“CIFH”) costing €488 million). The combined assets of CNCB and CIFH totaled €71,507 million and together the two entities have more than 15,000 staff and 454 branches, in each case at December 31, 2006. The bank also opened a branch in Singapore and agency offices in Taipei, Seoul and Sydney and struck agreements with banks in China, India and the Philippines to carry emigrant money transfers.

Business and Real Estate Projects

This business area also handles the Group’s the real estate business, though its subsidiary Anida, as well as its private equity business.

During the year the Business Projects unit was transformed into a venture capital manager operating under the Valanza brand, and began operations in Mexico.

Mexico and the United States

The Mexico and the United States business area conducts the Group’s banking, insurance and pension businesses in Mexico and the United States (including Puerto Rico).

Mexico

Mexican GDP increased approximately 4.6% in 2006, mainly due to favorable trends in domestic demand and moderate price increases. Inflation stood at just over 4%, substantially in line with the Bank of Mexico’s long-term goals. The Mexican peso remained strong against the dollar throughout 2006, which limited Mexican exports to the United States, though in 2006 both the Mexican peso and the US dollar weakened against the euro.

BBVA Bancomer’s income attributed to the Group for 2006 increased 30.3% to €1,552 million from €1,191 million in 2005, resulting in a Return on Equity (defined as income attributed to the Group divided by average shareholders’ equity) of 48.5% compared to 46.0% in 2005.

As of December 31, 2006, lending by BBVA Bancomer totalled €23,480 million, an increase of 30.6% from €17,978 million as of December 31, 2005, while customer funds (deposits, securities sold under agreements to repurchase and mutual funds) increased 14.6% to €45,741 million as of December 31, 2006 from €39,928 million as of December 31, 2005.

As of December 31, 2006, this business unit conducted its activities through 1,977 branch offices and had an aggregate of 32,847 employees.

In Mexico during 2006, the Group invested to expand its branch network, ATMs and point of sale terminals. Other projects were designed to increase service quality and enabled a reduction in customer waiting time. These factors boosted commercial productivity during 2006.

In retail banking, the Group diversified and expanded the consumer products offered in Mexico, so that approximately 4 million new credit cards were issued by BBVA Bancomer and Finanzia during 2006. New credit card products were introduced such as the Bancomer Platinum Card, which was marketed to certain valued clients, as well as the Tarjeta 40, which was the first prepaid card to be marketed by BBVA to the youth segment. In addition, BBVA Bancomer continued to offer the Libretón passbook to attract low cost funds by rewarding customers’ savings with various gift articles; this product marked its 10-year anniversary in 2006.

In consumer lending, BBVA Bancomer began to market car loans, the Creditón Nómina (Payroll Loan) and the Crédito Inmediato Bancomer (Bancomer Immediate Loan) at retail establishments in Mexico in 2006.

In mortgage lending, BBVA Bancomer introduced products such as the Hipoteca Binacional (Bi-national Mortgage) in collaboration with the LNB in the United States, the Hipoteca Cambio de Casa (Change House Mortgage) and two programs in collaboration with the Mexican Institute of Workers’ Housing Fund.

Investment funds in Mexico performed well, underpinned by distribution through the retail network and the design of new products aimed at cash management and increased finance to companies through derivative instruments.

In the SME business, the number of customers taking out loans increased due to enhanced service and more flexible loan granting by delegating greater approval autonomy to the branch level. The Group continued to raise money for large companies in the fixed income markets (with BBVA Bancomer acting as lead placement agent) and through derivative products.

United States

As of December 31, 2006, this business unit conducted its activities through 207 branch offices and had an aggregate of 3,646 employees.

In the United States, the Group is structured into five lines of business:

•	banking in Texas through LNB, Texas State Bank and State National Bancshares. 2006 was the first full year in which LNB was part of the BBVA Group;

•	banking in Puerto Rico through BBVA Puerto Rico;

•

money transfers through Bancomer Transfer Services, which provides remittance services between the U.S. and Mexico and has extended its services from the U.S. to the rest of Latin America, China, India and the Philippines;

•	BBVA Bancomer USA, a bank franchise in California targeting first and second-generation customers of Latin American origin with basic banking products and services, and

•	BBVA Finanzia USA, a business unit specialised in consumer financing and credit card issuance.

The Group made progress on its strategy of establishing a franchise in the United States with the incorporation of Texas Regional Bancshares in November and State National Bancshares at the beginning of 2007. The acquisition of Texas Regional Bancshares contributed €3,115 million in lending and €4,651 million in deposits, as well as 73 branches and 2,009 employees, in each case at December 31, 2006.

Proposed Transaction to Acquire Compass Bancshares, Inc.

On February 16, 2007 BBVA entered into a definitive agreement to acquire 100% of the shares of Compass for a consideration made up of a combination of ordinary shares of BBVA and cash (the “Agreement”). Pursuant to the Agreement, Compass shareholders can elect to receive 2.8 BBVA ordinary shares or ADSs or $71.82 in cash for each Compass share, subject to proration. Based on BBVA’s closing stock price on Thursday, February 15, 2007, the transaction has an aggregate value of approximately $9.6 billion.

As of the date this Annual Report was filed with the SEC, the proposed transaction has been approved by the Board of Directors of each of BBVA and Compass but remains subject to regulatory and shareholder approvals. The aggregate consideration is composed of a fixed number of 196 million ordinary shares of BBVA and approximately $4.6 billion in cash.

Upon completion of the proposed transaction, BBVA expects that its business in the United States will contribute approximately 10% of the Group’s earnings and that it will become a regional leader across the U.S. Sunbelt. BBVA’s U.S. business, upon completion of the proposed transaction, is expected to consist of approximately 622 branches and $47 billion in assets.

Established in 1970, and based in Birmingham, Alabama, Compass has a presence in the retail, wholesale and private banking segments. Compass shares are traded through the NASDAQ Global Select Market exchange. Compass conducts a general commercial banking and trust business in 415 banking centers, including 164 in Texas, 89 in Alabama, 75 in Arizona, 44 in Florida, 33 in Colorado and 10 in New Mexico, as of December 31, 2006.

For the year ended December 31, 2006, Compass had total assets of $34 billion, and total shareholders’ equity of $2.8 billion. Net interest income was $1.1 billion for the year ended December 31, 2006. Net income was $460 million for the year ended December 31, 2006.

South America

The South America, business area includes the banking, insurance and pension businesses of the Group in South America. As of December 31, 2006, this business area conducted its activities through 1,631 branch offices and had an aggregate of 28,609 employees.

The business units included in this business area are:

•	Banks in South America, including banks in Argentina, Chile, Colombia, Panama, Paraguay, Peru, Uruguay and Venezuela; and

•	Pension Funds and Insurance in South America.

Unless otherwise specified, information included below relating to macroeconomic data in the South American countries in which we operate, such as GDP or inflation, has been derived from our internal statistical studies based on information published by local governmental or regulatory authorities.

Economic conditions in the region were favorable in 2006, with an economic upturn in the largest countries in South America, reflected in an average growth in GDP of approximately 5% per year over the last three years. This positive economic climate is a result of a check on inflation — which decreased to record lows in some countries — and interest rates similar to 2005, though with some relatively important fluctuations over the year.

Local currencies in the South America fell against the euro in 2006, with a resulting negative impact on our consolidated financial statements as of and for the year ended December 31, 2005. See “Item 5. Operating and Financial Review and Prospects— Operating Results—Factors Affecting the Comparability of our Results of Operations and Financial Condition”. Nonetheless, in most cases, variations in average exchange rates were more moderate than in 2005, and, as a result, the overall effect on our results of operations for the year ended December 31, 2006 was not significant.

The following is a brief description of our operations and the economic and political factors that most significantly affect such operations, on a country-by-country basis, in the South America business area. The operating results described below refer to each individual unit’s contribution to the South America business area’s operating results, unless otherwise stated.

Banks in South America

Argentina

In 2006, the Argentinean economy benefited from a GDP growth rate of 8.5%. Banco Francés’s income attributed to the Group for 2006 increased to €136 million from €90 million in 2005.

BBVA Banco Francés reduced its exposure to the public sector in Argentina, focusing its lending activity on the private sector, particularly retail loans.

Chile

The first half of the year was marked by successive increases in interest rates by the Chilean Central Bank. There was also significant competition at the local level. Chilean GDP increased 4% in 2006, while inflation was 2.6% for the year.

BBVA Chile’s income attributed to the Group for 2006 decreased 74% to €7 million from €27 million in 2005.

BBVA Chile launched the new 2006-2009 “CxC” strategic plan. Under the framework of this plan, the bank’s positioning in the consumer lending segment was reinforced with the expansion of the BBVA Express network and the acquisition of 51% of Forum in May 2006, an entity specializing in car loans.

Colombia

Colombia’s GDP increased approximately 7% in 2006, coupled with a lower inflation rate (4.5%), volatility in interest rates and significant local competition (particularly in the mortgage segment) caused in part by the concentration process in the finance system.

BBVA Colombia acquired Banco Granahorrar in December 2005 and the prominent factor this year for BBVA Colombia was the merger and integration with Banco Granahorrar. BBVA Colombia’s income attributed to the Group for 2006 increased significantly to €96 million from €47 million in 2005.

In Colombia, the merger between BBVA Colombia and Banco Granahorrar undertaken at the beginning of May and completed at the operating level in November, reinforced the Group’s position in the mortgage market.

Panama

Panama’s GDP increased 7.5% in 2006. BBVA Panama’s income attributed to the Group for 2006 increased 16.3% to €22 million from €19 million in 2005.

Paraguay

Paraguay’s GDP increased 3% in 2006, supported by appreciation of the guarani against the U.S. dollar. BBVA Paraguay’s income attributed to the Group for 2006 increased 26.7% to €14 million from €10 million in 2005.

Peru

Peru’s GDP increased 7% in 2006. BBVA Banco Continental’s income attributed to the Group for 2006 increased 20.9% to €56 million from €47 million in 2005.

All lines of lending experienced growth in 2006 and lower cost deposits were achieved.

Uruguay

Uruguay’s GDP increased 7% in 2006. BBVA Uruguay’s profit attributed to the Group for 2006 increased to €8 million compared to the loss attributable to the Group of €2 million in 2005.

Venezuela

Venezuela’s GDP increased approximately 10% in 2006. BBVA Banco Provincial’s income attributed to the Group for 2006 increased 54.2% to €82 million from €55 million in 2005.

BBVA Banco Provincial experienced a year fraught with political and regulatory uncertainty. The lending portfolio was diversified to prioritize the retail business, particularly consumer lending and credit cards with products such as the Instant Payroll Loan, which was a first consumer finance product of this type offered in Venezuela.

Pension Funds and Insurance in South America

The BBVA Group’s pension fund and insurance companies in South America income attributed to the Group for 2006 increased 9.2% to €109 million from €99 million in 2005.

As of December 31, 2006, the BBVA Group’s pension fund and insurance companies in South America managed €31,872 million in pension fund assets, an increase of 22.2% over December 31, 2005.

The BBVA Group’s insurance companies in South Americas’ income attributed to the Group for 2006 increased 16.3% to €41 million.

In the actuarial business, the intense level of competition in most countries with the advent of new competitors triggered increases in sales forces and downward pressure on income at the pension managers. It was a better year for insurance and progress was made in all business lines, especially in the bank assurance segment.

Corporate Activities

Our Corporate Activities business area includes the Assets and Liabilities Committee (“ALCO”) and activities regarding our interests in industrial and financial companies.

Holdings in Industrial and Financial Companies

The Holdings in Industrial and Financial Companies business unit manages the Group’s holdings in listed industrial companies, principally Telefónica, S.A., Iberdrola, S.A. and until June 2006, Repsol, as well as its financial holdings, which are currently limited to Banco Bradesco S.A. All of these shareholdings are recorded on our consolidated balance sheet prepared in accordance with EU-IFRS as “available-for-sale”. As of December 31, 2006, the portfolio of shareholdings of this business unit had a market value (including equity swaps) of €7,387 million. In 2006, the BBVA Group’s holdings in industrial and financial companies generated €257 million in dividends (an increase of 25% over 2005) and net trading income of €333 million, a 11.8% increase over 2005 (excluding the divestitures in BNL and Repsol).

Assets and Liabilities Management Committee

The Assets and Liabilities Management Committee manages the BBVA Group’s overall financing needs and interest and exchange rate risks. ALCO also manages the BBVA Group’s investments and capital resources in an effort to improve the return on capital for our shareholders.

As of December 31, 2006, ALCO’s portfolio of fixed-income assets, which is held in an effort to reduce the negative effect on BBVA’s net interest income of a fall in interest rates, and denominated in euro, Mexican pesos and U.S. dollars, amounted to approximately €11 billion.

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

•	holding and managing currency and precious metal reserves not transferred to the ECB;

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

The FGD is funded by annual contributions from member banks. The rate of such contributions in 2006 was 0.06% of the year-end amount of deposits to which the guarantee extended, in accordance with legislation in effect. Nevertheless, once the capital of the FGD exceeds its requirements, the Minister of Economy may reduce the member banks’ contributions and, when the FGD’s funds exceed the capital requirements by one percent or more of the member banks’ deposits, such contributions may be suspended.

In order to safeguard the stability of its members, the FGD may also receive contributions from the Bank of Spain. At December 31, 2006, all of the Spanish banks belonging to the BBVA Group were members of the FGD and thus obligated to make annual contributions to it.

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

(a)	the EU and the Organization for Economic Co-operation and Development (“OECD”) countries’ governments or central banks,

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

As described above, the capital adequacy of Spanish banks is regulated by EU directives applicable to the Spanish banking system as well as to the banking systems of other EU member states. Certain EU member states are parties to the Basel Accord. Spain joined the Basel Accord on February 1, 2001. Each national authority that is a party to the Basel Accord has implemented it in a significantly different fashion, mainly in countries outside the EU. The capital requirements imposed by the Basel Accord are in many respects similar to those imposed by EU directives, Spanish law and the Bank of Spain.

The Basel Committee published a new Basel capital accord (also known as Basel II) which has replaced the Basel Accord. A new regulatory framework (Directives 2006/48/EC and 2006/49/EC) was adopted in June and EU countries intend to implement them during 2007 or in January 2008 if advanced risk models are adopted.

The Group expects to enter the final stage of adoption to Basel II by year-end 2007. The Group has opted to use the advanced models for both credit and operational risk (it already has an internal market risk model to calculate capital utilization which has been approved by the Bank of Spain). In accordance with the timetable established by applicable regulators, in 2006 the Group submitted the mandatory documentation on the models for approval. The Group is collaborating with applicable regulatory supervisors, particularly the Bank of Spain and the Securities Commission in Mexico, in order to make consistent and coordinated progress to obtain validation of the advance models in accordance with the timeframe established in the EU.

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

Legal and Other Restricted Reserves

We are subject to the legal and other restricted reserves requirements applicable to Spanish companies. Please see “—Capital Adequacy Requirements”. See Note 36 to the Consolidated Financial Statements.

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

Employee Pension Plans

Under the relevant collective labor agreements, BBVA and some of its subsidiaries provide supplemental pension payments to certain active and retired employees and their beneficiaries. These payments supplement social security benefits from the Spanish state. See Note 2.2.e and Note 29 to the Consolidated Financial Statements.

Dividends

If a bank meets the Bank of Spain’s minimum capital requirements described above under “—Capital Adequacy Requirements”, it may dedicate all of its net profits to the payment of dividends, although, in practice, banks consult with the Bank of Spain before declaring a dividend. We calculate that as of December 31, 2006, we had approximately €7.0 billion of unrestricted reserves in excess of applicable capital and reserve requirements available for the payment of dividends. Compliance with such requirements notwithstanding, the Bank of Spain may advise a bank against the payment of dividends on grounds of prudence. In no event may dividends be paid from non-distributable reserves. Banks which fail to comply with the capital adequacy ratio by more than 20% are required to devote all of their net profits to increasing their capital ratios. Banks which fail to meet the required ratio by 20% or less must obtain prior approval of the Bank of Spain to distribute any dividends and must devote at least 50% of net profits to increasing their capital ratios. In addition, banks, and their directors and executive officers that do not comply with the liquidity and investment ratios and capital adequacy requirements may be subject to fines or other sanctions. Compliance with the Bank of Spain’s capital requirements is determined on both a consolidated and individual basis. BBVA’s Spanish subsidiaries are in compliance with these capital adequacy requirements on both a consolidated and individual basis. If a bank has no net profits, the board of directors may propose at the general meeting of the stockholders that a dividend be declared out of retained earnings.

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

U.S. Regulation

Banking Regulation

By virtue of our branch in New York, our agency in Miami and our ownership of commercial banks in Texas, California and Puerto Rico we are subject to the U.S. Bank Holding Company Act of 1956, as amended, which imposes certain restrictions on the activities in which BBVA and its subsidiaries may engage in the United States and subjects us to supervision and regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). In addition, certain of our banking activities in the United States are subject to supervision by state banking authorities. We have two securities subsidiaries operating in New York and Puerto Rico, which are regulated by the SEC and the National Association of Securities Dealers.

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

U.S. Foreign Corrupt Practices Act

BBVA, as well as all other foreign private issuers with a class of securities registered pursuant to Section 12 of the Exchange Act, is subject to the U.S. Foreign Corrupt Practices Act. This Act generally prohibits such issuers and their directors, officers, employees and agents from using any means or instrumentality of U.S. interstate commerce in furtherance of any offer or payment of money to any foreign official or political party for the purpose of influencing a decision of such person in order to obtain or retain business. It also requires that the issuer maintain books and records and a system of internal accounting controls sufficient to provide reasonable assurance that accountability of assets is maintained and accurate financial statements can be prepared. Penalties, fines and imprisonment can be imposed for violations of such Act.

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

Monetary Policy in the EMU

The integration of Spain into the EMU on January 1, 1999 implied the yielding of monetary policy sovereignty to the ESCB. The ESCB is composed of the ECB and the national central banks of the 13 member countries that form the EMU.

The ESCB determines and executes the single monetary policy of the 13 member countries of the EMU. The ESCB collaborates with the central banks of member countries to take advantage of the experience of the central banks in each of its national markets. The basic tasks to be carried out by the ESCB include:

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

The order imposes an obligation on companies issuing securities which are admitted to listing on any official Spanish secondary market (e.g., the stock exchanges, the Association of Financial Asset Brokers (“AIAF”) fixed income market and the financial futures exchange) to include in their biannual information quantified data on all their transactions with related parties.

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

Royal Decree (1310/2005)

The Royal Decree (1310/2005), on the admission of securities to official stock exchanges, listing, tender offers and Prospectuses, modifies the Securities Markets Law. This Royal Decree complements the Royal Decree Law on Measures to Promote Productivity (5/2005) and implements the Directive 2001/34/CE of the European Parliament and of the Council of May 28, 2001 on the admission of securities to official stock exchange listings and on information to be published on those securities.

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

Below is a simplified organizational chart of BBVA’s most significant subsidiaries as of December 31, 2006. An additional 277 companies are domiciled in the following countries: Argentina, Belgium, Bolivia, Brazil, Cayman Islands, Channel Islands, Chile, Colombia, Ecuador, France, Ireland, Italy, Luxembourg, Mexico, Netherlands, Netherlands Antilles, Panama, Paraguay, Peru, Portugal, Puerto Rico, Spain, United Kingdom, United States of America, Dominican Republic, Uruguay and Venezuela.

Subsidiary	Country of Incorporation	Activity	BBVA Voting Power	BBVA Ownership	Total Assets
			(percentages)		(in millions of euros)
Administradora de Fondos Para el Retiro-Bancomer, S.A. de C.V.	Mexico	Financial services	100.00	97.29	204
Administradora de Fondos de Pensiones Provida	Chile	Financial services	64.32	64.32	410
Banco Bilbao Vizcaya Argentaria Panama, S.A.	Panama	Bank	98.93	98.93	853
Banco Bilbao Vizcaya Argentaria (Portugal), S.A.	Portugal	Bank	100.00	100.00	5,286
Banco Bilbao Vizcaya Argentaria Puerto Rico, S.A.	Puerto Rico	Bank	100.00	100.00	4,797
Banco Bilbao Vizcaya Argentaria Uruguay, S.A.	Uruguay	Bank	100.00	100.00	354
Banco Continental, S.A.	Peru	Bank	92.08	46.04	4,427
Banco de Crédito Local, S.A.	Spain	Bank	100.00	100.00	11,563
Banco Provincial S.A.—Banco Universal	Venezuela	Bank	55.60	55.60	6,561
BBVA Chile, S.A.	Chile	Bank	67.84	67.84	6,534
BBVA Banco Francés, S.A.	Argentina	Bank	76.09	76.07	4,176
BBVA Colombia, S.A.	Colombia	Bank	95.43	95.43	4,765
BBVA Factoring E.F.C., S.A.	Spain	Financial services	100.00	100.00	5,468
BBVA Renting, S.A.	Spain	Financial services	100.00	99.95	575
BBVA Ireland Public Limited Company	Ireland	Financial services	100.00	100.00	4,347
BBVA Paraguay, S.A.	Paraguay	Bank	99.99	99.99	330
BBVA Bancomer USA (formerly Valley Bank)	U.S.A	Bank	100.00	99.96	84
BBVA Bancomer, S.A. de C.V.	Mexico	Bank	100.00	99.96	54,059
Hipotecaria Nacional, S.A. de C.V.	Mexico	Financial services	100.00	99.96	721
Pensiones Bancomer, S.A. de C.V.	Mexico	Insurance	100.00	99.96	1,276
Seguros Bancomer S.A. de C.V.	Mexico	Insurance	100.00	99.97	912
Texas State Bank	U.S.A	Bank	100.00	100.00	6,507
BBVA Switzerland	Switzerland	Bank	100.00	100.00	539
BBVA Seguros, S.A.	Spain	Insurance	99.94	99.94	12,285
Finanzia, Banco de Credito, S.A.	Spain	Bank	100.00	100.00	3,573
Uno-e Bank, S.A.	Spain	Bank	100.00	100.00	1,428
Laredo National Bank, Inc.	U.S.A	Bank	100.00	100.00	3,389

D.	Property, Plants and Equipment

We own and rent a substantial network of properties in Spain and abroad, including 3,635 branch offices in Spain and, principally through our various affiliates, 3,950 branch offices abroad at December 31, 2006. As of

December 31, 2006, approximately 46.9% and 60% of these properties are rented in Spain and abroad, respectively, from third parties pursuant to short-term leases that may be renewed by mutual agreement. The remaining properties, including most of our major branches and our headquarters, are owned by us.

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

	Average Balance Sheet - Assets and Interest from Earning Assets
	Year Ended December 31, 2006			Year Ended December 31, 2005			Year Ended December 31, 2004
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(in millions of euros, except percentages)
Assets
Cash and balances with central banks	11,903	444	3.73%	10,494	458	4.37%	9,089	275	3.03%
Debt securities, equity instruments and derivatives	103,387	4,156	4.02%	116,373	4,328	3.72%	100,174	3,604	3.60%
Loans and receivables	256,463	14,792	5.77%	213,520	11,171	5.23%	181,899	8,626	4.74%
Loans and advances to credit institutions	23,671	991	4.19%	20,600	767	3.72%	23,144	762	3.80%
In euro(2)	14,090	452	3.21%	10,653	276	2.59%	10,144	192	1.89%
In other currencies(3)	9,581	540	5.63%	9,947	491	4.94%	13,000	570	4.38%
Loans and advances to customers	232,792	13,800	5.93%	192,920	10,404	5.39%	158,755	7,864	7.80%
In euro(2)	177,331	7,366	4.15%	150,358	5,699	3.79%	129,076	5,105	3.96%
In other currencies(3)	55,461	6,435	11.60%	42,562	4,705	11.06%	29,679	2,759	9.30%
Other financial income	—	198	—	—	183	—	—	103	—
Non-earning assets	24,198	—	—	23,669	—	—	30,664	—	—

Total average assets	395,950	19,590	4.95%	364,055	16,140	4.43%	321,826	12,608	3.92%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Amounts reflected in euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

	Average Balance Sheet - Liabilities and Interest paid on Interest Bearing Liabilities
	Year Ended December 31, 2006			Year Ended December 31, 2005			Year Ended December 31, 2004
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(in millions of euros, except percentages)
Liabilities
Deposits from central banks and credit institutions	63,730	2,420	3.80%	64,804	2,176	3.36%	67,187	1,814	2.70%
In euro	34,550	984	2.85%	36,453	797	2.19%	41,327	824	1.99%
In other currencies	29,180	1,437	4.92%	28,352	1,379	4.86%	25,860	989	3.83%
Customer deposits	177,927	5,392	3.03%	159,103	4,433	2.79%	147,695	2,838	1.92%
In euro(2)	99,148	1,736	1.75%	87,418	1,078	1.23%	87,207	1,089	1.25%
In other currencies(3)	78,779	3,656	4.64%	71,685	3,355	4.68%	60,488	1,750	2.89%
Debt securities and subordinated liabilities	87,526	3,026	3.46%	68,925	1,886	2.74%	51,518	1,466	2.85%
In euro(2)	77,483	2,506	3.23%	64,188	1,573	2.45%	47,455	1,254	2.64%
In other currencies(3)	10,043	520	5.18%	4,736	313	6.61%	4,063	211	5.20%
Other financial costs	—	377	—	—	437	—	—	331	—
Non-interest-bearing liabilities	47,979	—	—	55,544	—	—	42,688	—	—
Stockholders’ equity	18,787	—	—	15,680	—	—	12,739	—	—

Total average liabilities	395,950	11,216	2.83%	364,055	8,932	2.45%	321,827	6,448	2.00%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Amounts reflected in euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates changes in our net interest income between changes in volume and changes in rate for 2006 compared to 2005, and 2005 compared to 2004. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period during which they are due. Loan fees were included in the computation of interest income.

	2006/2005
	Increase (Decrease) due to changes in
	Volume (1)	Rate (1) (2)	Net Change
	(in millions of euros)
Interest income
Cash and balances with central bank	61	(76)	(14)
Debt securities, equity instruments and derivatives	(483)	311	(172)
Loans and advances to credit institutions	114	110	224
In euro	89	86	175
In other currencies	(18)	67	49
Loans and advances to customers	2,150	1,246	3,396
In euro	1,022	644	1,667
In other currencies	1,426	303	1,729
Other financial income	—	16	16

Total income	1,414	2,036	3,449
Interest expense
Deposits from central banks and credit institutions	(36)	281	245
In euro	(42)	228	187
In other currencies	40	18	58
Customer deposits	524	435	959
In euro	145	514	658
In other currencies	332	(32)	301
Debt certificates and subordinated liabilities	509	631	1,140
In euro	326	607	933
In other currencies	351	(144)	207
Other financial costs	—	(60)	(60)

Total expense	783	1,501	2,283

Net interest income	631	535	1,166

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.
(2)	Rates have been presented on a non-taxable equivalent basis.

	2005/2004
	Increase (Decrease) due to changes in
	Volume (1)	Rate (1) (2)	Net Change
	(in millions of euros)
Interest income
Cash and balances with central banks	42	141	183
Debt securities, equity instruments and derivatives	583	141	724
Loans and advances to credit institutions	(84)	90	6
In euro	10	75	85
In other currencies	(134)	55	(79)
Loans and advances to customers	1,692	847	2,539
In euro	842	(249)	593
In other currencies	1,198	749	1,946
Other financial income	—	82	82

Total income	1,654	1,880	3,534

Interest expense
Deposits from central banks and credit institutions	(64)	427	362
In euro	(97)	70	(28)
In other currencies	95	294	390
Customer deposits	219	1,375	1,595
In euro	3	(14)	(11)
In other currencies	324	1,282	1,606
Debt certificates and subordinated liabilities	495	(75)	421
In euro	442	(123)	319
In other currencies	35	67	102
Other financial costs	—	109	109

Total expense	846	1,640	2,486

Net interest income	808	240	1,048

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.
(2)	Rates have been presented on a non-taxable equivalent basis.

Interest Earning Assets—Margin and Spread

The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the years indicated.

	December 31,
	2006	2005	2004
	(in millions of euros, except percentages)
Average interest earning assets	371,752	340,387	291,163
Gross yield (1)	5.27%	4.74%	4.33%
Net yield (2)	4.95%	4.43%	3.92%
Net interest margin (3)	2.25%	2.12%	2.12%
Average effective rate paid on all interest-bearing liabilities	2.83%	2.45%	2.00%
Spread (4)	2.44%	2.29%	2.33%

(1)	Gross yield represents total interest income divided by average interest earning assets.
(2)	Net yield represents total interest income divided by total average assets.
(3)	Net interest margin represents net interest income as percentage of average interest earning assets.
(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS

Interest-Bearing Deposits in Other Banks

As of December 31, 2006, interbank deposits represented 4.00% of our assets. Of such interbank deposits, 41.16% were held outside of Spain and 58.84% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. Such deposits, however, are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of December 31, 2006, our securities were carried on our consolidated balance sheet at a book value of €88.59 billion, representing 21.51% of our assets. €11.58 billion or 13.07% of our securities consisted of Spanish Treasury bonds and Treasury bills. The average yield during 2006 on investment securities that BBVA held was 4.34%, compared to an average yield of approximately 5.77% earned on loans and receivables during 2006. The market or appraised value of our total securities portfolio as of December 31, 2006 was €88.44 billion. See Notes 11, 12, 13 and 15 to the Consolidated Financial Statements. For a discussion of our investments in affiliates, see Note 18 to the Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.1 and 2.2.b to the Consolidated Financial Statements.

The following table analyzes the book value and market value of our ownership of debt securities and equity securities at December 31, 2006, December 31, 2005 and December 31, 2004. Investments in affiliated companies consolidated under the equity method are not included in the table below.

	2006		2005		2004
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Thousands of euros)
DEBT SECURITIES -

AVAILABLE FOR SALE PORTFOLIO
Domestic-	9,232,907	9,505,359	15,817,717	16,704,883	18,221,714	19,059,038
Spanish Government	6,595,500	6,858,367	13,490,060	14,273,482	15,601,738	16,437,231
Other debt securities	2,637,407	2,646,992	2,327,657	2,431,401	2,619,976	2,621,807
International-	22,004,348	22,724,097	33,296,372	34,267,094	25,465,178	25,978,189
United States -	5,513,902	5,505,584	3,993,296	3,989,578	1,731,018	1,750,192
U.S. Treasury and other U.S. Government agencies	342,396	343,738	2,970,831	2,958,000	1,032,242	1,046,061
States and political subdivisions	309,779	309,118	51,258	51,672	55,814	56,254
Other debt securities	4,861,726	4,852,728	971,207	979,906	642,962	647,877
Other countries -	16,490,446	17,218,513	29,303,076	30,277,516	23,734,160	24,227,997
Securities of other foreign Governments	9,858,095	10,385,922	20,884,928	21,792,844	15,927,781	16,407,867
Other debt securities	6,632,351	6,832,591	8,418,148	8,484,672	7,806,379	7,820,130

TOTAL AVAILABLE FOR SALE PORTFOLIO	31,237,256	32,229,456	49,114,089	50,971,977	43,686,892	45,037,227

HELD TO MATURITY PORTFOLIO
Domestic-	2,403,867	2,336,588	1,205,138	1,237,273	602,854	619,519
Spanish Government	1,416,607	1,377,828	363,022	374,594	337,434	346,357
Other debt securities	987,260	958,760	842,116	862,679	265,420	273,162
International-	3,501,769	3,420,658	2,754,127	2,797,975	1,618,648	1,645,227

TOTAL HELD TO MATURITY PORTFOLIO	5,905,636	5,757,246	3,959,265	4,035,248	2,221,502	2,264,746

TOTAL DEBT SECURITIES	37,142,892	37,986,705	53,073,354	55,007,225	45,908,394	47,301,973

	2006		2005		2004
	Amortized Cost	Fair Value(1)	Amortized Cost	Fair Value(1)	Amortized Cost	Fair Value(1)
	(Thousands of euros)
EQUITY SECURITIES -

AVAILABLE FOR SALE PORTFOLIO	6,424,172	10,037,322	6,118,055	9,141,403	5,783,440	8,034,071
Domestic-	4,564,255	7,381,243	5,165,444	7,458,601	4,975,863	7,069,950
Equity listed	4,524,956	7,341,945	5,094,126	7,324,135	4,864,987	6,891,320
Equity Unlisted	39,299	39,299	71,318	134,466	110,876	178,630
International-	1,859,917	2,656,078	952,611	1,682,802	807,577	964,121
United States-	52,698	53,707	53,709	51,688	10,287	10,287
Equity listed	26,476	27,485	43,560	41,539	6,518	6,518
Equity Unlisted	26,222	26,222	10,149	10,149	3,769	3,769
Other countries-	1,807,219	2,602,371	898,902	1,631,114	797,290	953,834
Equity listed	1,702,231	2,497,383	853,451	1,585,663	527,155	683,699
Equity Unlisted	104,988	104,988	45,451	45,451	270,135	270,135

TOTAL AVAILABLE FOR SALE PORTFOLIO	6,424,172	10,037,322	6,118,055	9,141,403	5,783,440	8,034,071

TOTAL EQUITY SECURITIES	6,424,172	10,037,322	6,118,055	9,141,403	5,783,440	8,034,071

TOTAL INVESTMENT SECURITIES	43,567,064	48,024,027	59,191,409	64,148,628	51,691,834	55,336,044

(1)	Market values for listed securities are determined on the basis of their quoted values at the end of the year. Appraised values are used for unlisted securities based on our estimate or on unaudited financial statements, when available.

The following table analyzes the maturities of our debt investment and fixed income securities, excluding trading portfolio, by type and geographical area as of December 31, 2006.

	Maturing at one year or less		Maturing after one year to five years		Maturing after five year to ten years		Maturing after ten years		Total
	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)
	(Thousands of euros, except percentages)
AVAILABLE FOR SALE PORTFOLIO
Domestic:
Spanish Government	311,715	7.53	1,524,000	6.73	1,683,607	4.08	3,339,044	5.90	6,858,367
Other debt securities	525,157	4.65	708,301	4.94	540,394	3.86	873,139	4.09	2,646,992

Total Domestic	836,873	5.59	2,232,301	6.14	2,224,002	4.00	4,212,184	4.19	9,505,359

International:
United States:
U.S. Treasury and other U.S. government securities	30,609	4.74	8,199	4.39	304,931	2.05	—	—	343,738
States and political subdivisions	21,037	1.53	51,695	2.74	32,410	4.08	203,976	5.05	309,118
Other debt securities	664,220	4.22	1,296,577	4.64	335,578	4.64	2,556,355	4.91	4,852,728
Other countries:
Securities of other foreign Governments	662,591	8.26	2,998,420	4.64	3,648,320	4.73	3,076,591	3.14	10,385,922
Other debt securities	687,071	3.83	2,025,507	4.61	1,624,971	4.45	2,495,042	4.87	6,832,591

Total International	2,065,528	4.85	6,380,399	4.60	5,946,211	4.55	8,331,964	5.03	22,724,097

Total Available for sale	2,902,401	5.04	8,612,699	5.02	8,170,212	4.17	12,544,147	4.91	32,229,456

HELD TO MATURITY PORTFOLIO
Domestic:
Spanish Government	—	—	261,508	4.81	1,100,266	3.28	54,833	—	1,416,607
Other debt securities	—	—	128,975	3.56	706,448	4.09	151,837	3.75	987,260
International:	306,994	3.62	1,147,021	4.80	1,760,187	4.13	287,567	4.15	3,501,769

Total Held to maturity	306,994	3.62	1,537,504	4.73	3,566,901	3.86	494,237	4.03	5,905,636

TOTAL DEBT SECURITIES	3,209,395	4.91	10,150,203	4.97	11,737,113	4.08	13,038,384	4.88	38,135,092

(1)	Rates have been presented on a non-taxable equivalent basis.

Loans and advances to credit institutions

As of December 31, 2006, our total loans and advanced to credit institutions amounted to €16.99 billion, or 4.12% of total assets. Net of our valuation adjustments, loans and advances to credit institutions amounted to €17.05 billion as of December 31, 2006, or 4.14% of our total assets.

Loans and advances to other debtors

As of December 31, 2006, our total loans and leases amounted to €262.4 billion, or 63.70% of total assets. Net of our valuation adjustments, loans and leases amounted to €256.6 billion as of December 31, 2006, or 62.29% of our total assets. As of December 31, 2006 our loans in Spain increased by 18.2% compared to December 31, 2005, which amounted to €222.0 billion. Our foreign loans amounted to €79.1 billion at December 31, 2006, an increase of 20.2% compared to December 31, 2005, as a result of the strong lending growth in most countries in Latin America (in local currencies the increase was 30% in Mexico and more than 20% in Argentina, Chile, Colombia, Peru and Venezuela). For a discussion of certain mandatory ratios relating to our loan portfolio, see

“—Supervision and Regulation—Liquidity Ratio” and “—Investment Ratio”.

Loans by Geographic Area

The following table analyzes, by domicile of the customer, our net loans and leases for each of the years indicated.

	As of December 31,
	2006	2005	2004
	(in millions of euros)
Domestic	183,231	156,127	137,687
Foreign
Western Europe	17,999	14,662	6,645
Central and South America	49,158	43,490	27,099
United States	9,597	6,196	3,044
Other	2,390	1,519	1,118
Total Foreign	79,143	65,867	37,906

Total loans and leases	262,374	221,994	175,593

Valuation adjustments	(5,809)	(5,144)	(3,510)

Total net lending	256,565	216,850	172,083

Loans by Type of Customer

The following table analyzes by domicile and type of customer our net loans and leases for each of the years indicated. The analyses by type of customer are based principally on the requirements of the regulatory authorities in each country.

	As of December 31,
	2006	2005	2004
	(in millions of euros)
Domestic
Government	15,987	16,089	16,039
Agriculture	1,818	1,550	1,272
Industrial	15,965	14,774	13,216
Real estate and construction	33,803	24,937	19,952
Commercial and financial	15,231	11,736	13,998
Loans to individuals	78,190	67,964	54,725
Lease financing	6,717	5,910	5,014
Other	15,519	13,167	13,471

Total domestic	183,231	156,127	137,687
Foreign
Government	5,207	6,036	2,686
Agriculture	1,315	955	529
Industrial	8,765	3,155	9,360
Real estate and construction	7,698	11,624	4,457
Commercial and financial	23,679	24,459	8,083
Loans to individuals	25,728	14,619	9,262
Lease financing	975	816	352
Other	5,775	4,203	3,177

Total foreign	79,143	65,867	37,906

Total loans and leases	262,374	221,994	175,593
Valuation adjustments	(5,809)	(5,144)	(3,510)

Total net lending	256,565	216,850	172,083

The following table sets forth a breakdown, by currency, of our net loan portfolio for 2006, 2005 and 2004.

	As of December 31,
	2006	2005	2004
	(in millions of euros)
In euro	193,253	164,309	140,398
In other currencies	63,312	52,541	31,685

Total net loans and leases	256,565	216,850	172,083

As of December 31, 2006, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €374.2 million, compared to €267.6 million as of December 31, 2005. Loans outstanding to the Spanish government and its agencies amounted to €15.9 billion, or 6.09% of our total loans and leases as of December 31, 2006, compared to €16.1 billion, or 7.25% of our total loans and leases as of December 31, 2005. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of December 31, 2006, excluding government-related loans, amounted to €17.89 billion, or approximately 6.82% of our total outstanding loans and leases.

Maturity and Interest Sensitivity

The following table sets forth an analysis by maturity of our total loans and leases by domicile of the office that issued the loan and type of customer as of December 31, 2006. The determination of maturities is based on contract terms.

	Maturity
	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(in millions of euros)
Domestic:
Government	5,126	4,012	6,849	15,987
Agriculture	708	721	389	1,818
Industrial	11,688	2,959	1,317	15,965
Real estate and construction	15,640	7,966	10,197	33,803
Commercial and financial	7,789	3,156	4,287	15,231
Loans to individuals	8,914	16,800	52,476	78,190
Lease financing	368	3,480	2,869	6,717
Other	8,981	2,946	3,592	15,519

Total domestic	59,213	42,040	81,977	183,231

Foreign:
Government	460	4,161	586	5,207
Agriculture	614	644	57	1,315
Industrial	3,116	5,312	338	8,765
Real estate and construction	1,862	2,492	3,344	7,698
Commercial and financial	13,631	7,642	2,406	23,679
Loans to individuals	2,514	5,297	17,917	25,728
Lease financing	448	403	124	975
Other	2,297	2,735	743	5,775

Total foreign	24,941	28,686	25,516	79,143
Total loans and leases	84,154	70,726	107,494	262,374

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of December 31, 2006.

	Interest Sensitivity of Outstanding Loans and Leases Maturing in More Than One Year
	Domestic	Foreign	Total
	(in millions of euros)
Fixed rate	21,070	23,329	44,399
Variable rate	98,392	35,428	133,821

Total loans and leases	119,462	58,758	178,220

Loan Loss Reserve

For a discussion of loan loss reserves, see “Item 5. Operating and Financial Review and Prospects—Critical accounting policies—Allowance for loan losses” and Note 2.2.b.4 to the Consolidated Financial Statements.

The following table provides information, by domicile of customer, regarding our loan loss reserve and movements of loan charge-offs and recoveries for periods indicated.

EU-IFRS

	At December 31,
	2006	2005	2004
	(in millions of euros, except percentages)
Loan loss reserve at beginning of period:
Domestic	3,079	2,374	1,771
Foreign	2,508	2,248	3,274

Total loan loss reserve at beginning of period	5,587	4,622	5,046

Loans charged off:
Government and other Agencies	0	0	0
Real estate and loans to individuals	(255)	(138)	(103)
Commercial and financial	(2)	(76)	(36)
Other	0	0	0
Total Domestic	(257)	(215)	(134)
Foreign	(289)	(452)	(579)

Total loans charged off	(546)	(667)	(713)

Provision for loan losses:
Domestic	883	624	737
Foreign	778	196	408

Total provision for loan losses	1,661	820	1,145
Acquisition and disposition of subsidiaries	69	144	—
Effect of foreign currency translation	(332)	370	(146)
Other	(21)	297	(708)

Loan loss reserve at end of period:
Domestic	3,735	3,079	2,374
Foreign	2,683	2,508	2,248
Total loan loss reserve at end of period	6,417	5,587	4,622
Loan loss reserve as a percentage of total loans and leases at end of period	2.45%	2.52%	2.63%
Net loan charge-offs as a percentage of total loans and leases at end of period	0.21%	0.30%	0.41%

Our loan loss reserves as a percentage of total loans and leases declined from 2.52% as of December 31, 2005, to 2.45% as of December 31, 2006, principally due to the increase in the volume of loans granted in 2006.

We do not maintain records allocating the amount of charge-offs and the amount of recoveries by loan category. See

“—Substandard Loans” for information as to the breakdown as of December 31, 2006 by loan category of substandard loans. Also, at the time that a loan is charged off in accordance with Bank of Spain guidelines, it will normally be substantially or fully reserved and, accordingly, such charge-off would have a very limited effect on our net attributable profit or stockholders’ equity. Accordingly, we believe that information relating to domestic reserves and charge-offs by loan category is of less relevance than would be the case for a U.S. bank.

Spanish GAAP

	At December 31,
	2003	2002
	(in millions of euros, except percentages)
Loan loss reserve at beginning of period:
Domestic	1,599	1,375
Foreign	3,747	4,945
Acquisition and disposition of subsidiaries	—	(2)
Total loan loss reserve at beginning of period	5,346	6,318

Loans written off:
Domestic	(292)	(337)
Foreign	(931)	(1,205)

Total loans written off	(1,223)	(1,542)

Recoveries of loans previously written off:
Domestic	105	112
Foreign	122	96

Total recoveries of loans previously written off	227	208
Net loans written off	(996)	(1,334)

Provision for possible loan losses:
Domestic	468	504
Foreign	809	1,238
Total	1,277	1,742
Effect of foreign currency translation	(711)	(1,441)
Other	(179)	61

Total provision for possible loan losses	387	362

Loan loss reserve at end of period:
Domestic	1,832	1,599
Foreign	2,905	3,747

Total loan loss reserve at end of period	4,737	5,346

Substandard Loans

We classify loans as substandard loans in accordance to the requirements under EU-IFRS in respect of “impaired loans”. As we described in Note 2.2.b.4 to the Consolidated Financial Statements, loans are considered to be impaired loans, and accrual of the interest thereon is suspended, when there are reasonable doubts that the loans will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions. In addition, all loans that are 90 days past due, even if well-collateralized and in the process of being collected, are automatically considered non-accrual if they are classified as substandard loans.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

Interest on all of our substandard non-accrual loans is not credited to income until actually collected. The amount of gross interest income that would have been recorded in respect of our substandard loans as of December 31, 2006, 2005 and 2004 under EU-IFRS was €1,107 million, €1,052 million and €750 million, respectively.

Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet repaid. The approximate amount of interest income on our substandard loans which was included in net attributable profit under Spanish GAAP in 2003 was €357.4 million. The approximate amount of interest income on our substandard loans which was included in income attributed to the Group in 2006, 2005 and 2004 under EU-IFRS was €130.7 million, €148.1 million and €138.3 million, respectively

The following table provides information regarding our substandard loans for periods indicated.

EU-IFRS

	At December 31,
	2006	2005	2004
	(in millions of euros, except percentages)
Substandard loans:
Domestic	1,128	849	954
Public sector	151	33	33
Other resident sectors	953	721	832
Non-resident sector	24	96	89
Foreign	1,363	1,497	1,248
Public sector	62	89	74
Other resident sectors	0	73	48
Non-resident sector	1,301	1,335	1,126

Total substandard loans	2,492	2,346	2,202

Total loan loss reserve	6,417	5,587	4,622

Substandard loans net of reserves	(3,926)	(3,241)	(2,420)
Substandard loans as a percentage of loans and leases	0.95%	0.92%	1.10%
Substandard loans (net of reserves) as a percentage of loans and leases	(1.50)%	(1.27)%	(1.21)%

Spanish GAAP

	At December 31,
	2003	2002
	(in millions of euros, except percentages)
Substandard loans:
Non-performing loans	2,672	3,474
Public sector	535	508
Other resident sectors	733	771
Non-resident sector
Country risk	12	196
Other	1,392	1,999
Other non-performing loans	454	57
Resident sector	—	—
Non-resident sector	454	57

Total substandard loans	3,127	3,531

Loan loss reserve
Credit loan loss reserve	4,444	5,098
Other loan loss reserve—Fixed income portfolio	121	125
Credit entities	171	123

Total loan loss reserve	4,736	5,346

Substandard loans net of reserves	(1,609)	(1,815)
Non-performing loans as a percentage of total loans and leases	1.74%	2.37%
Non performing loans (net of reserves) as a percentage of total loans	(1.16)%	(1.11)%

Our total substandard loans amounted to €2,492 million as of December 31, 2006, compared to €2,346 million as of December 31, 2005, principally due to the influence of growth in lending and period loan writedowns. As a result of the increase in loan loss reserves described above under “—Loan Loss Reserve” and the small increase in total substandard loans described above, our substandard loans as a percentage of total loans and receivables increased from 0.92% to 0.95% and our loan loss reserves as a percentage of substandard loans increased from 238.15% to 257.55%, in each case as of December 31, 2005 and December 31, 2006, respectively.

We experience higher substandard loans in our Latin American operations, as a percentage of total loans, than in our Spanish operations and actively monitor the higher risk profile of the loan portfolios of our Latin American operations.

As of December 31, 2006, we do not believe that there is a material amount of loans not included in the foregoing table where known information about possible credit problems of the borrowers gives rise to serious doubts as to the ability of the borrowers to comply with the currently applicable loan repayment terms.

The following table provides information, by domicile and type of customer, regarding our substandard loans and the loan loss reserves taken for each substandard loan category, as of December 31, 2006.

	Substandard Loans	Loan Loss Reserve	Substandard Loans as a percentage of Loans in Category
	(in millions of euros)
Domestic:
Government	127	66	0.80%
Agricultural	18	10	0.97%
Industrial	120	74	0.75%
Real estate and construction	151	85	0.45%
Commercial and financial	129	85	0.85%
Loans to individuals	511	225	0.65%
Other	23	35	0.10%

Total domestic	1,080	581	0.59%

Total foreign	1,411	1,350	1.78%
General reserve		4,487

Total substandard loans	2,492	6,417	0.95%

Foreign Country Outstandings

The following tables sets forth, as of the end of the years indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of December 31, 2006, as of December 31, 2005 and as of December 31, 2004. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our Latin American subsidiaries.

	At December 31,
	2006		2005		2004
	Amount	% of Total Assets	Amount	% of Total Assets	Amount	% of Total Assets
	(in millions of euros, except percentages)
OECD
United Kingdom	5,612	1.36	5,497	1.4	2,326	0.71
Mexico	2,337	0.57	5,961	1.52	5,892	1.79
Other OCDE	5,460	1.33	5,239	1.34	43,313	1.31

Total OCDE	13,409	3.26	16,697	4.26	12,531	3.8
Central and South America	2,725	0.66	3,747	0.95	3,005	0.91
Other OCDE	3,460	0.84	1,785	0.45	1,208	0.37

Total	19,594	4.76	22,229	5.67	16,744	5.08

The following tables set forth the amounts of our cross-border outstandings as of December 31 of each year indicated by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets.

	Governments	Banks and Other Financial Institutions	Commercial, Industrial and Other	Total
	(in millions of euros)
2006
Mexico	4	108	2,225	2,337
United Kingdom	—	3,386	2,226	5,612

Total	4	3,494	4,451	7,949

2005
Mexico	2,650	739	2,572	5,961
United Kingdom	—	3,701	1,796	5,497

Total	2,650	4,440	4,368	11,458

2004
Mexico	2,494	892	2,507	5,892
United Kingdom	—	1,360	966	2,326

Total	2,494	2,252	3,473	8,218

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

The following table shows the minimum required reserves with respect to each category of country for BBVA’s level of coverage as of December 31, 2006.

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

(2)

Coverage for the aggregate of these three categories (doubtful countries, very doubtful countries, and bankrupt countries) must equal at least 35% of outstanding loans within the three categories. The Bank of Spain has recommended up to 50% aggregate coverage.

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

Our exposure to borrowers in countries with difficulties (the last 4 categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €951 million, €690 million and €378 million as of December 31, 2006, 2005 and 2004, respectively. These figures do not reflect loan loss reserves of 12.01%, 11.9% and 30.0%, respectively, against the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of December 31, 2006 did not in the aggregate exceed 0.23% of our total assets.

The country-risk exposures described in the preceding paragraph as of December 31, 2006, 2005 and 2004 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, nontransfer, nonconvertibility and, if appropriate, war and political violence. The sums insured as of December 31, 2006, 2005 and 2004 amounted to $59 million, $108 million and $153 million, respectively (approximately €45 million, €91 million and €113 million, respectively, based on a euro/dollar exchange rate on December 31, 2006 of $1.00 = €0.76, on December 31, 2005 of $1.00 = €0.85 and on December 31, 2004 of $1.00=€0.73).

LIABILITIES

Deposits

The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated.

	At December 31, 2006
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(in thousands of euros)
Total domestic	100,789,281	12,190,360	12,404,658	125,384,299
Foreign:
Western Europe	11,340,441	1,175,717	12,988,690	25,504,848
Latin America	60,851,441	678,763	9,321,829	70,852,033
United States	14,023,901	993,113	3,559,340	18,576,354
Other	4,072,812	153,165	4,011,188	8,237,165

Total foreign	90,288,595	3,000,757	29,881,047	123,170,399

Total	191,077,876	15,191,117	42,285,705	248,554,698

	At December 31, 2005
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(in thousands of euros)
Total domestic	62,471,990	19,652,319	8,487,493	90,611,802
Foreign:
Western Europe	42,986,820	—	15,615,660	58,602,480
Latin America	58,155,217	1,512,672	7,750,921	67,418,810
United States	11,867,934	2,368	5,388,919	17,259,221
Other	5,901,750	—	7,725,480	13,627,230

Total foreign	118,911,721	1,515,040	36,480,980	156,907,741

Total	181,383,711	21,167,359	44,968,473	247,519,543

	At December 31, 2004
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(in thousands of euros)
Total domestic	77,221,614	17,907,860	13,012,661	108,142,135
Foreign:
Western Europe	11,937,071	—	16,882,647	28,819,718
Latin America	46,054,545	2,228,168	7,135,061	55,417,774
United States	7,852,097	—	775,779	8,627,876
Other	5,175,346	—	5,853,690	11,029,036

Total foreign	71,019,059	2,228,168	30,647,177	103,894,404

Total	148,240,673	20,136,028	43,659,838	212,036,539

For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 26 to the Consolidated Financial Statements.

As of December 31, 2006, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 (approximately €75,775 considering the noon buying rate as of December 31, 2006) or greater was as follows:

	At December 31, 2006
	Domestic	Foreign	Total
	(in millions of euros)
3 months or under	17,756	24,397	42,153
Over 3 to 6 months	4,208	2,941	7,149
Over 6 to 12 months	5,563	2,430	7,993
Over 12 months	23,101	1,849	24,950

Total	50,628	31,617	82,244

Time deposits from Spanish and foreign financial institutions amounted to €27.02 billion as of December 31, 2006, substantially all of which were in excess of $100,000 (approximately €75,775 as of December 31, 2006).

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of December 31, 2006 and 2005, see Note 26 to the Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity at December 31, 2006 and 2005.

	At December 31,
	2006		2005		2004
	Amount	Average rate	Amount	Average rate	Amount	Average rate
	(in millions of euro, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
At December 31	37,098	4.27%	48,254	3.54%	38,529	3.36%
Average during year	38,721	3.61%	38,467	3.52%	43,488	3.44%
Maximum quarter-end balance	46,449	—	48,254	—	49,642	—
Bank promissory notes:
At December 31	7,596	3.75%	7,569	2.58%	6,255	2.20%
Average during year	8,212	3.16%	6,894	2.34%	5,675	2.08%
Maximum quarter-end balance	9,036	—	7,569	—	6,255	—
Bonds and Subordinated debt:
At December 31	7,756	4.01%	14,273	3.54%	7,082	2.81%
Average during year	8,076	3.74%	10,324	3.61%	7,628	2.39%
Maximum quarter-end balance	10,872	—	14,273	—	9,568	—
Total short-term borrowings at December 31	52,450	4.16%	70,096	3.44%	51,866	3.14%

Return on Equity

The following table sets out our return on equity ratios:

	As of or for the year ended December 31,
	2006	2005	2004
ROE (income attributed to the Group/average equity)	37.6	37.0	33.2
ROA (income before minority interests/average total assets)	1.26	1.12	0.97
RORWA (income before minority interests/risk weighted assets)	2.12	1.91	1.62
Dividend pay-out ratio	46.9	47.3	53.4
Equity to assets ratio	4.42	3.32	3.32

F.	Competition

The commercial banking sector in Spain has undergone significant consolidation. In the majority of the markets where we provide financial services, Santander Central Hispano is our strongest competitor.

We face strong competition in all of our principal areas of operation. The deregulation of interest rates on deposits in the past decade has led to increased competition for large demand deposits in Spain and the widespread promotion of interest-bearing demand deposit accounts and mutual funds. The capturing of customer funds in Spain had been characterized for several years by a large shift of deposits into mutual funds. However, last year we experienced a reverse shift of mutual funds into deposits. In 2005, mutual fund assets under management grew by 12.0% and in 2006 by 3.5%. The trend in deposits has been favorable and deposits in the banking sector increased by 27.2% and 24.6% in 2005 and in 2006, respectively.

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

Foreign banks also have a strong presence in Spain. As of December 31, 2006, approximately 90 foreign banks, of which 70 were branches, operated in Spain and several foreign banks have acquired small and medium-sized Spanish banks.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

As part of a periodic review of our 2005 20-F by the Division of Corporation Finance of the SEC, we received on December 29, 2006 a comment letter from the SEC staff (the “Staff”). We have cooperated fully with the Staff in connection with their review in order to resolve all outstanding comments and provided our responses to the Staff on February 26, 2007. As of the date of filing this Annual Report, these comments remain unresolved.

The SEC Staff’s comments focused principally on:

1.	The presentation of certain performance subtotals in the face of the income statement and the extent of disclosures we made in our 2005 consolidated financial statements prepared under EU-IFRS. Our response to the Staff indicated that our income statement format followed the prescribed mandatory formats issued by the Bank of Spain in connection with the adoption of EU-IFRS in Spain, and also required by the CNMV, in their respective capacities as entities responsible for enforcing the application of EU-IFRS in Spain for Spanish credit institutions.

2.	Requests for additional explanations of our accounting policies under EU-IFRS, the first time adoption of EU-IFRS and the reconciliation of items from EU-IFRS to U.S. GAAP. We advised the Staff in our response of certain clarifications and expanded disclosures we made in our 2006 IFRS financial statements in response to the Staff’s comments and such disclosures are included in our Consolidated Financial Statements.

3.	Requests for explanations with respect to certain items included in the reconciliation from EU-IFRS to U.S. GAAP, the most significant of which relates to the use of different methodologies in computing our unallocated loan loss provisions under EU-IFRS and U.S. GAAP, as well as the recognition of the resulting measurement difference in the reconciliation to U.S. GAAP. We advised the Staff that until our internal models are reviewed and approved by the Bank of Spain, we are required by Bank of Spain Circular 4/2004 on EU-IFRS application to follow the methodology developed by the Bank of Spain based on historical statistical data relating to the entire Spanish financial system. However, we advised the Staff that, consistent with our past practice, we have continued to use our internal models for U.S. GAAP purposes as we believe that it would not be appropriate to change our methodology for U.S. GAAP under these circumstances as we believe our internal models provide the best estimate of our inherent loan loss provision. (See page F-120 for additional information on this specific item.)

We believe that our accounting and disclosure of these transactions was and remains in conformity with International Financial Reporting Standards adopted by the European Union and with generally accepted accounting principles in the United States.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

With world growth at approximately 5% in terms of global GDP (according to our internal estimates), 2006 became an extension of the economic boom that started in 2003. Despite the risks (oil prices, adjustments in asset prices such as the U.S. housing market, increased disparity of trade balances, etc), the world’s economy continued expansion was supported by technical innovation and the emerging economies. This facilitated substantial growth and low inflation and generated a considerable increase in world trade. With long-term interest rates at relatively low levels and buoyant company earnings, share prices enjoyed an excellent year and recovered levels not seen since the recession in 2001.

In the U.S., with the economy slowing gradually in the second quarter, the U.S. Federal Reserve Board halted the upward cycle in interest rates at 5.25% in June. From that moment, long-term rates started a decline that led to a negative slope on the yield curve. The 10-year U.S. bond fell below the U.S. Federal Reserve Board’s benchmark rate.

The EU enjoyed solid growth in 2006; as domestic demand recovered and exceeded expectations. The Spanish economy benefited from these conditions and exceeded the forecasts made by the Group at the beginning of the year. Growth in terms of GDP (according to INE) in Spain was around 3.9%, helped by a smaller gap between the positive contributions of domestic demand and the negative effect of the trade balance. As soon as the momentum in activity was confirmed, the ECB increased the pace at which it increased interest rates bringing them to 3.5% at year-end. This increase was reflected in short-term market rates (one-year Euribor moved up to 4% by year-end). However, after gaining ground in the first half, long-term rates declined in the second half of 2006 (although not as fast as the U.S. bond). This resulted in a flat yield curve at the end of the year.

In Latin America, 2006 was also favorable. Growth was around 5% in terms of GDP (according to our own internal estimates) and the economic cycles of the different countries were largely in step. Country risk premiums fell in a context of institutional stability, capital flowed into the region and inflation moderated. The Mexican economy exceeded expectations with growth of 4.6% in terms of GDP (according to our own internal estimates) in 2006. This was supported by domestic demand and foreign trade as well as inflation, which was kept under control despite a slight rebound at year-end. As a result, the local central bank held rates steady at 7% after a series of declines that ended in April.

In 2006, the U.S. dollar depreciated against the euro, dragging most Latin-American currencies with it. This had a negative effect on year-on-year comparisons on the Group’s balance sheet as of December 31, 2006. However, the impact on the income statement, which is determined by the variation in average exchange rates between 2005 and 2006, is only slightly negative.

Critical Accounting Policies

The BBVA Group’s Consolidated Financial Statements as of and for the years ended December 31, 2006 and December 31, 2005 were prepared by the Bank’s directors in accordance with EU-IFRS and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Group’s equity and financial position at December 31, 2006 and December 31, 2005, and the results of its operations, the changes in consolidated equity and the consolidated cash flows in 2006 and 2005. These Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group (Note 2.2 to the Consolidated Financial Statements).

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

Although these estimates were made on the basis of the best information available at December 31, 2006 on the events analyzed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in coming years.

The presentation format used and EU-IFRS applied vary in certain respects from the presentation format and accounting rules required to be applied under U.S. GAAP and other rules that are applicable to U.S. banks. The tables included in Note 62 to our Consolidated Financial Statements give the effect that application of U.S. GAAP would have on income for the year and stockholders’ equity as reported under EU-IFRS.

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

The fair value of OTC derivatives is equal to the sum of the future cash flows arising from the instrument, discounted at the measurement date (“present value” or “theoretical close”); these derivatives are measured using methods recognized by the financial markets, including the net present value (“NPV”) method and option price calculation models.

Financial derivatives that have as their underlying equity instruments, whose fair value cannot be determined in a sufficiently objective manner and are settled by delivery of those instruments, are measured at cost.

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

Pension commitments and other commitments to employees

Pension and post-retirement benefit costs and credits are based on actuarial calculations. Inherent in these calculations are assumptions including discount rates, rate of salary increase and expected return on plan assets. Changes in pension and post-retirement costs may occur in the future as a consequence of changes in interest rates, expected return on assets or other assumptions. See Note 2.2.e and Note 29 to the Consolidated Financial Statements, which contains a summary of our significant accounting policies.

Allowance for loan losses

Our loan loss reserve is intended to cover losses in connection with substandard loans (including risks and other losses relating to certain performing loans and operations). As we describe in Note 2.2.b.4 to the Consolidated Financial Statements, a loan is considered to be an impaired or substandard loan—and therefore its carrying amount is adjusted to reflect the effect of its impairment—when there is objective evidence that events have occurred which, in the case of loans, give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.

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

The possible impairment losses on these assets are determined:

•

individually, for all significant loans and for those which, although not significant, cannot be classified in homogenous groups of instruments of similar characteristics, i.e., by instrument type, debtor’s industry and geographical location, type of guarantee, age of past-due amounts, etc.; or

•	collectively, in all other cases.

Criteria for determining impairment losses resulting from materialization of the insolvency risk of the obligors have been established. Under these criteria, a loan is impaired due to insolvency:

•	when there is evidence of a deterioration of the obligor’s ability to pay, either because it is in arrears or for other reasons; and/or

•	when country risk materializes; country risk is considered to be the risk associated with debtors resident in a given country due to circumstances other than normal commercial risk.

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

The Group has implemented a methodology which complies with EU-IFRS and is consistent with by the Bank of Spain requirements related to the determination of the level of provisions required to cover inherent losses. The aforementioned methodology takes as the first step the classification of portfolios considered as normal risk (debt instruments not valued at their fair value with changes in the income statement, as with contingent risks and contingent commitments). Once the portfolios have been classified in the aforementioned groups, the Bank of Spain, based on its experience and the information available to it with respect to the Spanish banking sector, has determined the method and amount of the parameters that entities should apply in the calculation of the provisions for inherent losses in debt instruments and contingent risks classified as normal risk.

The Group estimates the provisions to be made to create these allowances using models based on our own credit loss experience and management’s estimates of future credit losses. The Group has developed internal risk models, based on historical information available for each country and type of risk (homogenous portfolios). For a discussion of our credit risk management system, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. These models produce a range of results that comprises the level of provisions that we arrive at using the model established by the Bank of Spain as explained above. These internal models may be applied in future periods but are subject to local regulatory review (the Bank of Spain). In order for each internal model to be considered valid by the local regulator, the calculation should be methodologically correct, and be supported by historical information which covers at least one complete economic cycle and stored in databases which are consistent with information that has been audited by both the Group’s internal audit function.

The development of the internal model has led to the introduction of databases that can be used to accurately estimate the risk parameters required in the calculation of capital and expected loss, following best practices in the market and the guidelines of the New Capital Accord (Basel II).

Although there should be no substantial difference in the calculation of loan allowances between EU-IFRS and U.S. GAAP, the Bank has included in the reconciliation of stockholders’ equity and net income a difference between EU-IFRS and U.S. GAAP related to the determination of allowance losses not allocated to specific loans. According to U.S. GAAP, the loan loss allowance should represent the best estimate of probable losses in possible scenarios. Under EU-IFRS, the Bank has additionally applied the statistical percentages obtained from historical trends as determined by the Bank of Spain’s guidance. As a result, the loan allowances not allocated to specific loans, as determined by using this method, are higher than those meeting the requirements of U.S. GAAP, being the amounts determined under both generally accepted accounting principles within the range of possible estimated losses calculated internally by the Group.

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

Factors Affecting the Comparability of our Results of Operations and Financial Condition

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries keep their accounts in other currencies, principally Mexican pesos, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivars, Peruvian nuevos soles and U.S. dollars. For example, if Latin American currencies and the U.S. dollar depreciate against the euro, when the results of operations of our Latin American subsidiaries are included in our Consolidated Financial Statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same or improved relative to the prior year. Accordingly, declining exchange rates may limit the ability of our results of operations, stated in euro, to fully describe the performance in local currency terms of our Latin American subsidiaries. By contrast, the appreciation of Latin American currencies and the U.S. dollar against the euro would have a positive impact on the results of operations of our Latin American subsidiaries, when their results of operations are included in our Consolidated Financial Statements.

The assets and liabilities of our subsidiaries which keep their accounts in currencies other than the euro have been translated to euro at the period-end exchange rates for inclusion in our Consolidated Financial Statements. Income statement items have been translated at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies and the U.S. dollar against the euro, expressed in local currency per €1.00 at December 31, 2006, 2005 and 2004, respectively, according to the European Central Bank.

	As of December 31,			Change
	2006	2005	2004	2006/2005	2005/2004
				(in percentages)
Mexican peso	14.3230	12.6357	15.1823	(13.4)	20.2
Venezuelan bolivar	2,824.86	2,531.65	2,610.97	(11.6)	3.1
Colombian peso	2,941.18	2,695.42	3,205.13	(9.1)	18.9
Chilean peso	703.73	606.80	759.30	(16.0)	25.1
Peruvian new sol	4.2098	4.0434	4.4745	(4.1)	10.7
Argentinean peso	4.0679	3.5907	4.0488	(13.3)	12.8
U.S. dollar	1.3170	1.1797	1.3621	(11.6)	15.5

As shown in the table above, in 2006, the main Latin American currencies and the U.S. dollar depreciated against the euro, which had a negative impact on our results of operations for 2006 compared to 2005 and therefore affects the comparability of our historical results of operations for these two years.

For information on the extent to which foreign currency net investments are hedged, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

BBVA Group Results of Operations for 2006 Compared with 2005

The changes in the Group’s consolidated income statements for 2006 and 2005 were as follows:

	Year ended December 31,		Change
	2006	2005	2006/2005
	(in millions of euros)		(in percentages)
Consolidated Statement of Income
Interest and similar income	19,210	15,848	21.2
Interest expense and similar charges	(11,216)	(8,932)	25.6
Income from equity instruments	379	292	29.7

Net interest income	8,374	7,208	16.2
Share of profit or loss of entities accounted for using the equity method	308	121	153.2
Fee and commission income	5,119	4,669	9.6
Fee and commission expenses	(784)	(729)	7.5
Insurance activity income	650	487	33.6
Gains/(losses) on financial assets and liabilities (net)	1,656	980	68.9
Exchange differences (net)	378	287	31.6

Gross income	15,701	13,023	20.6
Sales and income from the provision of non-financial services	605	576	5.0
Cost of sales	(474)	(451)	5.2
Other operating income	117	135	(13.0)
Personnel expenses	(3,989)	(3,602)	10.7
Other administrative expenses	(2,342)	(2,160)	8.4
Depreciation and amortization	(472)	(449)	5.2
Other operating expenses	(263)	(249)	5.6

Net operating income	8,883	6,823	30.2
Impairment losses (net) of which:	(1,504)	(854)	76.0
Loan loss provisions	(1,477)	(813)	81.6
Provision expense (net)	(1,338)	(454)	194.6
Finance income from non-financial activities	58	2	n.m. (1)
Finance expenses from non-financial activities	(55)	(2)	n.m. (1)
Other gains	1,129	285	296.3
Other losses	(142)	(208)	(31.9)

Income before tax	7,031	5,591	25.7
Income tax	(2,059)	(1,521)	35.4

Income from continuing operations	4,971	4,070	22.1
Income from discontinued operations (net)	—	—	—
Consolidated income for the period	4,971	4,070	22.1
Income attributed to minority interests	(235)	(264)	(11.0)

Income attributed to the Group	4,736	3,806	24.4

(1)	Not meaningful

Net Interest Income

The following table summarizes the principal components of net interest income for 2006 compared to 2005.

	Year ended December 31,		Change
	2006	2005	2006/2005
	(in millions of euros)		(in percentages)
Interest and similar income	19,210	15,848	21.2
Interest expense and similar charges	(11,216)	(8,932)	25.6
Income from equity instruments	379	292	29.7

Net interest income	8,374	7,208	16.2

Net interest income came to €8,374 million, an increase of 16.2% over the €7,208 million obtained in 2005. This increase was due to the growth in lending and customer funds in Latin America and Spain, as well as customer spreads.

Spreads in the Spanish private sector maintained an upward trend throughout the year. This is because increases in market rates, which are largely transferred to loan yields, increased at a faster pace than the cost of deposits.

In Mexico, in 2006 average TIIE (Tasa de Interés Interbancaria de Equilibrio – Interbank Interest Rate) was lower than in 2005. Despite this decline in interest rates, BBVA Bancomer improved customer spreads. These improvements in spreads and the increase in business volume, especially lending, boosted net interest income 33.7% year-on-year in pesos. The South America area also recorded strong growth in net interest income supported by the higher volume of lending and deposits.

Share of Profit or Loss of Entities Accounted for Using the Equity Method

Our share of profit from entities accounted for using the equity method was €308 million in 2006, compared to €121 million in 2005. The main contributor was Corporación IBV (€251 million), boosted by the sale of part of its investment in Gamesa, S.A. The sale of shares in BNL in May reduced its contribution to €25 million, compared to €73 million in 2005.

Net Fee and Commission Income

Fee and Commission Income

The breakdown of fee and commission income in 2006 and 2005 is as follows:

	Year ended December 31,		Change
	2006	2005	2006/2005
	(millions of euros)		(in percentages)
Commitment fees	56	50	11.6
Contingent liabilities	204	176	15.6
Documentary credits	33	31	6.8
Bank and other guarantees	171	145	17.4
Arising from exchange of foreign currencies and banknotes	20	18	12.6
Collection and payment services	2,274	2,019	12.7
Securities services	2,017	1,948	3.5
Counseling on and management of one-off transactions	14	16	(12.3)
Financial and similar counseling services	18	11	71.2
Factoring transactions	19	19	3.4
Non-banking financial products sales	79	40	96.5
Other fees and commissions	416	372	11.9

Fee and commission income	5,119	4,669	9.6

Fee and commission income for 2006 amounted to €5,119 million, a 9.6% increase from €4,669 million in 2005, mainly due to a 12.7% increase in collection and payment services to €2,274 million in 2006 from €2,019 million in 2005, primarily due to an increase in business volume.

Fee and Commission Expenses

The breakdown of the fee and commission expenses in 2006 and 2005 is as follows:

	Year ended December 31,		Change
	2006	2005	2006/2005
	(in millions of euro)		(in percentages)
Brokerage fees on lending and deposit transactions	(11)	(13)	(15.5)
Fees and commissions assigned to third parties	(560)	(519)	7.9
Other fees and commissions	(213)	(197)	7.9

Fee and commission expenses	(784)	(729)	7.5

Fee and commission expenses for 2006 amounted to €784 million, a 7.5% increase from €729 million in 2005, mainly due to a 7.9% increase in fees and commissions assigned to third parties to €560 million in 2006 from €519 million in 2005, primarily due to an increase in fees paid to intermediary service providers as a result of increased business volumes.

Net Fee and Commission Income

As a result of the foregoing, net fee and commission income for 2006 totaled €4,335 million, a 10.0% increase from €3,940 million in 2005.

Insurance Activity Income

Net insurance activity income for 2006 amounted to €650 million, a 33.6% increase from €487 million in 2005, relating mainly to growth in our insurance business in Spain and Portugal, as well as in South America.

Gains or Losses on Financial Assets and Liabilities (Net) – Exchange Differences (Net)

Gains on financial assets (net) amounted to €1,656 million in 2006, a 68.9% increase from €980 million in 2005. Exchange differences (net) amounted to €378 million, an increase of 31.6% from €287 million in 2005. The increase was mainly due to the Wholesale Businesses area (primarily market operations and the sale of derivatives to customers) and to South America (especially Argentina). Therefore, net trading income in 2006 contributed €2,034 million an increase of 60.5% from €1,267 million in 2005. Of this figure, €523 million were capital gains related to the sale of the Group’s interest in Repsol.

Gross Income

As a result of the foregoing, gross income amounted to €15,701 million in 2006, a 20.6% increase from €13,023 million in 2005.

Personnel Expenses

The breakdown of personnel expenses in 2006 and 2005 is as follows:

	Year ended December 31,		Change
	2006	2005	2006/2005
	(in millions of euros)		(in percentages)
Wages and salaries	(3,012)	(2,744)	9.8
Social security costs	(504)	(472)	6.8
Transfers to internal pension provisions (Note 29)	(74)	(69)	7.8
Contributions to external pension funds (Note 29)	(53)	(56)	(5.7)
Other personnel expenses	(346)	(262)	32.0

Personnel expenses	(3,989)	(3,602)	10.7

Personnel expenses for 2006 amounted to €3,989 million, a 10.7% increase from €3,602 million in 2005, mainly due to a 9.8% increase in wages and salaries to €3,012 million in 2006 from €2,744 million in 2005 as a result of an increase in the average number of employees of the BBVA Group to 95,738 in 2006 from 90,744 in 2005. The increase in the number of employees in 2006 was due mainly to the addition of employees resulting from the acquisition of Texas Regional Bancshares in November 2006.

Other Administrative Expenses

The breakdown of other administrative expenses during in 2006 and 2005 is as follows:

	Year ended December 31,		Change
	2006	2005	2006/2005
	(in millions of euros)		(in percentages)
Technology and systems	(496)	(434)	14.1
Communications	(218)	(203)	7.5
Advertising	(207)	(212)	(2.1)
Property, fixtures and materials	(451)	(415)	8.5
Taxes other than income tax	(203)	(213)	(4.9)
Other expenses	(768)	(683)	12.4

Other administrative expenses	(2,342)	(2,160)	8.4

Other administrative expenses amounted to €2,342 million in 2006, an 8.4% increase from €2,160 million in 2005. This increase was mainly due to technology and systems expenses, property, fixtures and materials expenses and other expenses.

We calculate our efficiency ratio as (i) the sum of gross income, sales and income from the provision of non-financial services and other operating income, divided by (ii) the sum of cost of sales, personnel expenses, other administrative expenses and other operating expenses. Our efficiency ratio was 40.9% in 2006 compared to 43.2% in 2005. Including depreciation and amortization expense, our efficiency ratio was 44.0% in 2006 compared to 46.7% in 2005.

Net Operating Income

Our net operating income for 2006 was €8,883 million, an increase of 30.2% from €6,823 million in 2005.

Impairment Losses (Net)

Impairment losses (net) was €1,504 million in 2006, an increase of 76.0% from 2005. This increase is mainly due to an increase of 81.6% in loan loss provisions (€1,477 million in 2006 compared to €813 million in 2005) which was attributable to a sharp rise in consumer lending (that required allocating €1,051 million to generic provisions compared to €646 million in 2005).

Provision Expense (Net)

Provision expense (net) was €1,338 million in 2006, an increase of 194.6% from €454 million in 2005, due to the higher charges for early retirements including a €777 million non-recurrent charge in the forth quarter for the early retirement program associated with the restructuring of the branch networks in Spain and those derived from the new organizational structure announced in December.

Other Gains and Losses (Net)

The breakdown of other gains and losses during in 2006 and 2005 is as follows:

	Year ended December 31,		Change
	2006	2005	2006/2005
	(in millions of euros)		(in percentages)
Net gains on sales of held-to-maturity investments	93	108	(13.9)
Net gains on sale of long-term investments	934	40	n.m. (1)
Income from the provision of non-typical services	4	4	9.4
Other income	97	133	(27.0)

Other gains	1,129	285	296.3%

Net losses on fixed assets disposals	(20)	(22)	(10.4)
Net losses on long-term investments due to write-downs	—	(12)	n.m. (1)
Other losses	(121)	(174)	(30.2)

Other Losses	(142)	(208)	(31.9)

Other gains (net)	987	77	n.m. (1)

(1)	Not meaningful

Other gains (net) were €987 million in 2006 compared to €77 million in 2005. In 2006, we sold our holdings in BNL (€568 million) and Andorra (€183 million) in 2006, whereas in 2005 there were no significant disposals.

Income Tax

Income tax expense was €2,059 million in 2006, an increase of 35.4% from €1,521 million in 2005. Our effective tax rate (income tax expense as a percentage of our income before tax) was 29.3% in 2006 compared to 27.2% in 2005, principally reflecting the change in the composition of our pre-tax income. A €457 million provision was made in 2006 due to new corporate tax rules in Spain that will reduce the effective rate in future years but which required the Group to write off its existing tax credits in 2006.

Income Attributed to Minority Interests

Income attributed to minority interests amounted to €235 million in 2006, a decrease of 11.0% from €264 million in 2005.

Income Attributed to the Group

As a result of the foregoing, income attributed to the Group amounted to €4,736 million in 2006, a 24.4% increase from €3,806 million in 2005.

BBVA Group Results of Operations for 2005 Compared with 2004

The changes in the Group’s consolidated income statements for 2005 and 2004 were as follows:

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euros)		(in percentages)
Consolidated Statement of Income
Interest and similar income	15,848	12,352	28.3
Interest expense and similar charges	(8,932)	(6,447)	38.5
Income from equity instruments	292	255	14.6

Net interest income	7,208	6,160	17.0
Share of profit or loss of entities accounted for using the equity method	122	97	25.2
Fee and commission income	4,669	4,057	15.1
Fee and commission expenses	(729)	(644)	13.2
Insurance activity income	487	391	24.7
Gains/(losses) on financial assets and liabilities (net)	980	762	28.7
Exchange differences (net)	287	298	(3.7)

Gross income	13,024	11,121	17.1
Sales and income from the provision of non-financial services	576	468	23.1
Cost of sales	(451)	(342)	31.9
Other operating income	134	22	n.m. (1)
Personnel expenses	(3,602)	(3,247)	10.9
Other administrative expenses	(2,160)	(1,851)	16.7
Depreciation and amortization	(449)	(448)	n.m. (1)
Other operating expenses	(249)	(132)	88.7
Net operating income	6,823	5,591	22.0

Impairment losses (net) of which:	(854)	(958)	(10.8)
Loan loss provisions	(813)	(784)	3.7
Provision expense (net)	(454)	(850)	(46.6)
Finance income from non-financial activities	2	9	(71.8)
Finance expenses from non-financial activities	(2)	(5)	(61.2)
Other gains	285	622	(54.2)
Other losses	(208)	(271)	(23.2)

Income before tax	5,592	4,138	35.2
Income tax	(1,521)	(1,029)	47.9

Income from continuing operations	4,071	3,109	31.0
Income from discontinued operations (net)	—	—	—
Consolidated income for the period	4,071	3,109	31.0
Income attributed to minority interests	(265)	(186)	42.3

Income attributed to the Group	3,806	2,923	30.2

(1)	Not meaningful

Net Interest Income

The following table summarizes the principal components of net interest income for 2005 compared to 2004.

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euros)		(in percentages)
Interest and similar income	15,848	12,352	28.3
Interest expense and similar charges	(8,932)	(6,447)	38.5
Income from equity instruments	292	255	14.6

Net interest income	7,208	6,160	17.0

Net interest income for 2005 amounted to €7,208 million, a 17.0% increase from €6,160 million in 2004. This increase is principally due to an increase in the BBVA Group’s overall business volume, which was driven mainly by increases in loans and advances to customers, primarily individuals in Spain and in the commercial and financial and real estate and construction sectors outside of Spain. Low interest rates in Spain during 2005 reduced the spread between the interest we paid on interest-bearing liabilities, principally deposits, and the interest we earned on our interest-earning assets, principally loans, in our core Spanish market. This low yield spread was offset by the significant increase in business volume in Spain during 2005 and an increase in both interest rates and business volume in Latin America, most significantly in Mexico, which resulted in a higher yield spread, and an increase in net interest income generated by the operations in Latin America, most significantly in Mexico.

Share of Profit or Loss of Entities Accounted for Using the Equity Method

Our share of profit from entities accounted for using the equity method was €122 million in 2005 compared to €97 million in 2004. Our share of profit from entities accounted for using the equity method in 2005 related mainly to our interests in BNL and Corporación IBV.

Net Fee and Commission Income

Fee and Commission Income

The breakdown of fee and commission income in 2005 and 2004 is as follows:

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euros)		(in percentages)
Commitment fees	50	41	22.6
Contingent liabilities	177	160	10.8
Documentary credits	31	27	6.9
Bank and other guarantees	145	133	9.6
Arising from exchange of foreign currencies and banknotes	18	17	7.0
Collection and payment services	2,019	1,732	16.5
Securities services	1,948	1,739	12.0
Counseling on and management of one-off transactions	16	15	10.2
Financial and similar counseling services	11	6	66.5
Factoring transactions	19	17	10.4
Non-banking financial products sales	40	46	(12.9)
Other fees and commissions	372	284	30.9

Fee and commission income	4,669	4,057	15.1

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

Fee and Commission Expenses

The breakdown of the fee and commission expenses in 2005 and 2004 is as follows:

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euro)		(in percentages)
Brokerage fees on lending and deposit transactions	(13)	(8)	52.0
Fees and commissions assigned to third parties	(519)	(430)	20.8
Other fees and commissions	(197)	(206)	(4.2)

Fee and commission expenses	(729)	(644)	13.2

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

Insurance Activity Income

Net insurance activity income for 2005 amounted to €487 million, a 24.7% increase from €391 million in 2004, relating mainly to growth in our insurance business in Spain and Portugal, as well as in South America, Mexico and the United States.

Gains or Losses on Financial Assets and Liabilities (Net)

Gains on financial assets (net) amounted to €980 million in 2005, a 28.7% increase from €762 million in 2004. The 56.0% decrease in gains from available-for-sale financial assets to €429 million in 2005 from €974 million in 2004, (mainly due to a lower volume of sales of available-for-sale financial assets in 2005 compared to 2004) and the 19.2% decrease in gains from securities held for trading to €898 million in 2005 from €1,111 million in 2004, (mainly due to decreases in the fair value of securities held for trading purposes, principally fixed income public debt securities) where partially offset by the significant 62% decrease in losses on derivatives held for trading purposes to €508 million in 2005 from €1,338 million in 2004, reflecting less volatile market conditions in 2005.

Gross Income

As a result of the foregoing, gross income amounted to €13,024 million in 2005, a 17.1% increase from €11,120 million in 2004.

Personnel Expenses

The breakdown of personnel expenses in 2005 and 2004 is as follows:

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euro)		(in percentages)
Wages and salaries	(2,743)	(2,460)	11.6
Social security costs	(472)	(437)	8.0
Transfers to internal pension provisions (Note 29)	(69)	(59)	16.8
Contributions to external pension funds (Note 29)	(56)	(57)	(2.8)
Other personnel expenses	(262)	(234)	11.8

Personnel expenses	(3,602)	(3,247)	10.9

Personnel expenses for 2005 amounted to €3,602 million, a 10.9% increase from €3,247 million in 2004, mainly due to an 11.6% increase in wages and salaries to €2,743 million in 2005 from €2,460 million in 2004 as a result of an increase in the average number of employees of the BBVA Group to 90,744 in 2005 from 84,704 in 2004. The increase in the average number of employees in 2005 was due mainly to the addition of employees resulting from the acquisition of Hipotecaria Nacional, S.A. de C.V. in January 2005, the acquisition of LNB in April 2005 and the acquisition of an approximately 99% interest in Banco Granahorrar in December 2005.

Other Administrative Expenses

The breakdown of other administrative expenses during in 2005 and 2004 is as follows:

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euros)		(in percentages)
Technology and systems	(434)	(411)	5.5
Communications	(203)	(183)	11.0
Advertising	(212)	(144)	47.3
Property, fixtures and materials	(415)	(361)	15.0
Taxes other than income tax	(213)	(153)	39.6
Other expenses	(683)	(599)	14.1

Other administrative expenses	(2,160)	(1,851)	16.7

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

Impairment Losses (Net)

Impairment losses (net) was €854 million in 2005, a decrease of 10.8% from 2004. This decrease is mainly due to the fact that, in 2004, impairment losses reflected €145 million that corresponded to the impairment of goodwill relating to BNL in the fourth quarter of 2004.

Provision Expense (Net)

Provision expense (net) was €454 million in 2005, a decrease of 46.6% from €850 million in 2004, reflecting a decrease in charges relating to early retirement plans. See Note 2.2(e) to the Consolidated Financial Statements.

Other Gains and Losses (Net)

The breakdown of other gains and losses during in 2005 and 2004 is as follows:

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euros)		(in percentages)
Net gains on sales of held-to-maturity investments	108	103	4.8
Net gains on sale of long-term investments	40	317	(87.4)
Income from the provision of non-typical services	4	5	(18.6)
Other income	133	197	(32.5)

Other gains	285	622	(54.2)

Net losses on fixed assets disposals	(22)	(22)	0.1
Net losses on long-term investments due to write-downs	(12)	(9)	28.7
Other losses	(174)	(240)	(27.4)

Other Losses	(208)	(271)	(23.2)
Other gains (net)	77	351	(78.2)

Other gains (net) were €77 million in 2005 compared to €351 million in 2004. In 2005, we sold small stakes in various companies compared to more significant sales in 2004 of interests in companies, including Banco Atlántico, Direct Seguros, Grubarges Inversión Hotelera, S.L. and Vidrala, S.A.

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

Income Attributed to the Group

As a result of the foregoing, income attributed to the Group amounted to €3,806 million in 2005, a 30.2% increase from €2,923 million in 2004.

Results of Operations by Business Areas for 2006 Compared with 2005

As described under “Item 4. Information on the Company—Business Overview”, our business areas during 2006 were the following:

•	Retail Banking in Spain and Portugal;

•	Wholesale Businesses;

•	Mexico and United States;

•	South America; and

•	Corporate Activities.

See “Presentation of Financial Information” for information on the year-on-year comparability of the financial information by business area.

Retail Banking in Spain and Portugal

	Year ended December 31,		Change
	2006	2005	2006/2005
	(in millions of euros)		(in percentages)
Net interest income	2,865	2,623	9.2
Share of profit of entities accounted for using the equity method	1	1	(15.7)
Net fee and commission income	1,589	1,456	9.1
Insurance activity income	376	309	21.4

Basic income(1)	4,830	4,390	10.0
Gains on financial assets and liabilities (net)	72	55	31.8
Gross income	4,902	4,444	10.3
Sales and income from the provision of non-financial services	32	26	25.5
Personnel expenses and other administrative expenses	(2,193)	(2,092)	4.9
Depreciation and amortization	(102)	(103)	(0.7)
Other operating income and expenses (net)	14	43	(68.4)

Net operating income	2,653	2,319	14.4
Impairment losses (net)	(356)	(328)	8.3
Net loan loss provisions	(357)	(330)	8.0
Other writedowns	1	2	(43.5)
Provision expense (net)	(3)	(2)	14.7
Other gains and losses (net)	16	18	(11.2)

Income before tax	2,311	2,007	15.1
Income tax	(808)	(686)	17.9

Income from continuing operations	1,503	1,321	13.7
Income attributed to minority interests	(4)	(4)	4.3

Income attributed to the Group	1,498	1,317	13.8

(1)

Basic income for this business area consists of net interest income, share of profit of entities accounted for using the equity method and net fees and commissions. Basic income is not a line item in our Consolidated Financial Statements.

Net Interest Income

Net interest income of this business area for 2006 amounted to €2,865 million, a 9.2% increase from €2,623 million in 2005, principally due to an increase in business volume and an improvement in customer spreads. The customer spread between the interest we paid on interest-bearing liabilities, principally deposits, and the interest we earned on our interest-earning assets, principally loans, in Spain during 2006 increased (which had grown successively narrower since 2003).

Basic Income

Basic income of this business area for 2006 amounted to €4,830 million, an increase of 10.0% from €4,390 million in 2005, principally attributable to the increases in net interest income and net fee and commission income and, to a lesser extent, an increase in insurance activity income. Insurance activity income increased 21.4% to €376 million in 2006 from €309 million in 2005.

Gross Income

As a result of the foregoing generally, though principally attributable to increases in net interest income, gross income of this business area for 2006 amounted to €4,902 million, an increase of 10.3% from €4,444 million in 2005.

Net Operating Income

Personnel and other administrative expenses for 2006 amounted to €2,193 million, an increase of 4.9% compared to €2,092 million in 2005, despite an increase of 80 new branches.

Net operating income of this business area for 2006 amounted to €2,653 million, an increase of 14.4% compared to €2,319 million in 2005, reflecting the Group’s focus on expenses, which remained relatively stable year-on-year.

As a result of the foregoing, the efficiency ratio of this business area decreased to 43.4% in 2006 from 45.1% in 2005 as expenses rose at a slower pace than revenues. Including depreciation and amortization expense of this business area, the efficiency ratio of this business area was 45.4% in 2006 compared to 47.4% in 2005.

Impairment Losses (Net)

Impairment losses (net) of this business area for 2006 was €356 million, a 8.3% increase from €328 million in 2005, mainly due to a 16.3% increase in net loan loss provisions to €357 million in 2006 from €330 million in 2005. The increase in loan loss provisions was principally due to an increase in the size of our loan portfolio. The Retail Banking in Spain and Portugal business area’s non-performing loan ratio was 0.67% as of December 31, 2006 compared to 0.65% as of December 31, 2005.

Income Attributed to the Group

As a result of the foregoing, income attributed to the Group from this business area for 2006 was €1,498 million, an increase of 13.8% from €1,317 million in 2005.

Wholesale Businesses

	Year ended December 31,		Change
	2006	2005	2006/2005
	(in millions of euros)		(in percentages)
Net interest income	1,032	1,017	1.4
Share of profit of entities accounted for using the equity method	283	51	454.0
Net fee and commission income	491	425	15.7
Insurance activity income	—	—	—

Basic income(1)	1,806	1,494	20.9
Gains on financial assets and liabilities (net)	642	448	43.4

Gross income	2,448	1,941	26.1
Sales and income from the provision of non-financial services	104	95	9.9
Personnel expenses and other administrative expenses	(644)	(582)	10.7
Depreciation and amortization	(12)	(12)	(2.4)
Other operating income and expenses (net)	16	29	(45.2)

Net operating income	1,912	1,471	30.0
Impairment losses	(322)	(269)	19.8
Net loan loss provisions	(322)	(269)	19.8
Other writedowns	—	—	—
Provision expense (net)	(11)	5	n.m.	(2)
Other gains and losses (net)	159	31	n.m.	(2)

Income before tax	1,738	1,238	40.4
Income tax	(449)	(361)	24.4

Income from continuing operations	1,288	876	47.0
Income attributed to minority interests	(6)	(4)	54.2

Income attributed to the Group	1,282	873	47.0

(1)

Basic income for this business area consists of net interest income, share of profit of entities accounted for using the equity method and net fees and commissions. Basic income is not a line item in our Consolidated Financial Statements.

(2)	Not meaningful.

Net Interest Income

Net interest income of this business area for 2006 amounted to €1,032 million, a 1.4% increase from €1,017 million in 2005.

Basic Income

Basic income of this business area for 2006 increased 20.9% to 1,806 million from €1,494 million in 2005, principally due to the increase in share of profit of entities accounted for using the equity as a result of the sale of our interest in certain entities, including Gamesa, S.A., accounted for by the equity method in 2005. The share of profit of entities accounted for using the equity method increased 454% to €283 million in 2006 from €51 million in 2005.

Gross Income

As a result of the foregoing and adding the increase in gains on financial assets and liabilities (net) (43.4%), gross income of this business area for 2006 amounted to €2,448 million, an increase of 26.1% compared to €1,941 million in 2005.

Net Operating Income

Personnel and other administrative expenses of this business area for 2006 amounted to €644 million, an increase of 10.7% compared to €582 million in 2005, mainly due to an increase in the average number of employees in 2006.

Net operating income of this business area for 2006 was €1,912 million, a 30% increase from €1,471 million in 2005, because operating expenses including depreciation increased at a considerably lower pace than ordinary revenues.

As a result of the foregoing, the efficiency ratio of this business area was 24.8% in 2006 compared to 28.0% in 2005. Including depreciation and amortization expense of this business area, the efficiency ratio of this business area was 25.2% in 2006 compared to 28.6% in 2005.

Impairment Losses (Net)

Impairment losses (net) of this business area for 2006 were €322 million, a 19.8% increase from €269 million in 2005, mainly due to higher generic provisions related to increase lending. The Wholesale Businesses area’s non-performing loan ratio fell from 0.29% at the end of 2005 to 0.22% as of December 31, 2006.

Income Attributed to the Group

In addition to the foregoing, divestment in holdings also helped to generate income attributed to the Group . As a result of the foregoing, income attributed to the Group was €1,282 million, a 47% increase from €873 million in 2005.

Mexico and the United States

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2006, the depreciation of the currencies countries (including Mexico, the U.S. and countries in South America) in which we operate against the euro negatively affected the results of operations of our foreign subsidiaries in euro terms. By contrast, in 2005, the appreciation of the currencies of the countries in which we operate against the euro positively affected, to a limited extent, the results of operations of our foreign subsidiaries in euro terms.

In addition, the results of operations of this business area were affected by the acquisition of Texas Regional Bancshares in November 2006 as well as the acquisition of LNB in April 2005 (in that 2006 was the first full year its operations were consolidated with the Group), each of which are consolidated in our Consolidated Financial Statements as from their respective date of acquisition.

	Year ended December 31,		Change
	2006	2005	2006/2005	2006/2005(1)
	(in millions of euros)		(in percentages)
Net interest income	3,535	2,678	32.0	33.3
Share of profit of entities accounted for using the equity method	(2)	0	n.m. (2)	n.m. (2)
Net fee and commission income	1,390	1,212	14.7	15.8
Insurance activity income	305	229	33.3	34.6

Basic income(3)	5,227	4,119	26.9	28.2
Gains on financial assets and liabilities (net)	196	168	16.9	18.0

Gross income	5,423	4,287	26.5	27.8
Sales and income from the provision of non-financial services	(4)	(3)	61.0	62.6
Personnel expenses and other administrative expenses	(1,946)	(1,737)	12.0	13.1
Depreciation and amortization	(126)	(138)	(8.9)	(8.0)
Other operating income and expenses (net)	(117)	(106)	10.8	11.9

Net operating income	3,231	2,303	40.3	41.7
Impairment losses	(685)	(315)	117.6	119.7
Net loan loss provisions	(672)	(289)	132.9	135.2
Other writedowns	(13)	(26)	(50.1)	(49.6)
Provision expense (net)	(73)	(51)	43.5	44.9
Other gains and losses (net)	43	(8)	n.m. (2)	n.m. (2)

Income before tax	2,515	1,929	30.4	31.7
Income tax	(739)	(556)	32.8	34.1

Income from continuing operations	1,777	1,373	29.4	30.7
Income attributed to minority interests	(2)	(4)	(43.3)	(42.8)

Income attributed to the Group	1,775	1,370	29.6	30.8

(1)	At constant exchange rates from 2005.

(2)	Not meaningful.

(3)

Basic income for this business area consists of net interest income, share of profit of entities accounted for using the equity method, net fee and commission income and insurance activity income. Basic income is not a line item in our Consolidated Financial Statements.

Net Interest Income

Net interest income of this business area for 2006 amounted to €3,535 million, a 32.0% increase from €2,678 million in 2005, due to principally to an increase in this business area’s overall business volume, which was driven mainly by increases in loans and advances to customers.

Basic Income

Basic income of this business area for 2006 amounted to €5,227 million, an increase of 26.9% from €4,119 million in 2005, principally attributable to the increases in net interest income and, to a lesser extent, an increase in insurance activity income.

Gross Income

As a result of the foregoing, gross income of this business area for 2006 amounted to €5,423 million, an increase of 27.8% from €4,287 million in 2005.

Net Operating Income

Personnel and other administrative expenses of this business area for 2006 amounted to €1,946 million, an increase of 12.0% compared to €1,737 million in 2005, mainly due to the consolidation of Texas Regional Bancshares in November 2006 as well as a full year consolidation of LNB.

Net operating income of this business area for 2006 was €3,231 million, a 40.3% increase from €2,303 million in 2005, because operating expenses including depreciation increased at a considerably lower pace than ordinary revenues.

As a result of the foregoing, the efficiency ratio of this business area was 35.9% in 2006 compared to 40.5% in 2005. Including depreciation and amortization expense of this business area, the efficiency ratio of this business area was 38.2% in 2006 compared to 43.8% in 2005.

Impairment Losses (Net)

Impairment losses (net) of this business area for 2006 were €685 million, a 117.6% increase from €315 million in 2005, mainly due to higher generic provisions, influenced by those has been provisioning for its consumer and mortgage loan portfolios on the basis of expected losses. The business area’s non-performing loan ratio has fallen from 2.24% at the end of 2005, to 2.19% as of December 31, 2006.

Income Attributed to the Group

As a result of the foregoing, income attributed to the Group from this business area for 2006 was €1,775 million, an increase of 29.6% from €1,370 million in 2005.

South America

For a discussion of the appreciation/depreciation of South American currencies relative to the euro which affects the comparability of our results of operations and financial condition in this business area, see above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition” and “Mexico and the United States”.

In addition, the results of operations of this business area were affected by the acquisition of Forum in Chile in May 2006 and an approximately 99% interest in Banco Granahorrar in December 2005 in Colombia (in that 2006 was the first full year its operations were consolidated with the Group), each of which are consolidated in our Consolidated Financial Statements as from their respective date of acquisition.

	Year ended December 31,		Change
	2006	2005	2006/2005		2006/2005(1)
	(in millions of euros)		(in percentages)
Net interest income	1,310	1,039	26.1		28.4
Share of profit of entities accounted for using the equity method	3	(1)	n.m.	(2)	n.m.	(2)
Net fee and commission income	815	695	17.3		18.1
Insurance activity income	(6)	5	n.m.	(2)	n.m.	(2)

Basic income(3)	2,122	1,738	22.1		24.1
Gains on financial assets and liabilities (net)	282	157	80.3		85.5

Gross income	2,405	1,895	26.9		29.1
Sales and income from the provision of non-financial services	0	9	(99.0)		99.0
Personnel expenses and other administrative expenses	(1,103)	(933)	18.3		20.4
Depreciation and amortization	(93)	(69)	34.9		(36.2)
Other operating income and expenses (net)	(46)	(40)	14.2		17.3

Net operating income	1,163	861	35.0		37.4
Impairment losses	(149)	(80)	87.6		85.4
Net loan loss provisions	(151)	(71)	114.1		111.5
Other writedowns	2	(9)	n.m.	(2)	n.m.	(2)
Provision expense (net)	(59)	(78)	(24.7)		(22.1)
Other gains and losses (net)	0	14	(97.8)		(97.8)

Income before tax	955	718	33.1		35.5
Income tax	(229)	(166)	38.4		41.6

Income from continuing operations	726	552	31.5		33.7
Income attributed to minority interests	(217)	(173)	25.1		26.5

Income attributed to the Group	509	379	34.4		37.0

(1)	At constant exchange rates from 2005.
(2)	Not meaningful.
(3)

Basic income for this business area consists of net interest income, share of profit of entities accounted for using the equity method, net fee and commission income and insurance activity income. Basic income is not a line item in our Consolidated Financial Statements.

Net Interest Income

Net interest income of this business area for 2006 amounted to €1,310 million, a 26.1% increase from €1,039 million in 2005, principally due to the higher business volumes.

Basic Income

Basic income of this business area for 2006 amounted to €2,122 million, an increase of 22.1% from €1,738 million in 2005, principally attributable to the increase in net interest income and net fee and commission income.

Gross Income

As a result of the foregoing, gross income of this business area for 2006 amounted to €2,405 million, an increase of 26.9% from €1,895 million in 2005. The stability in the financial markets had a positive impact on gains on financial assets and liabilities.

Net Operating Income

Personnel and other administrative expenses of this business area for 2006 amounted to €1,103 million, an increase of 18.3% compared to €933 million in 2005, mainly due to the consolidation of Forum and Banco Granahorrar in 2006.

Net operating income of this business area for 2006 amounted to €1,163 million, an increase of 35.0% compared to €861 million in 2005, due to a increase in operating expenses (21%) during the year owing to the sharp increase in business at all units and an increase in the pensions sales force. The relatively high inflation in two main countries (Argentina and Venezuela) and the addition of Banco Granahorrar and Forum also contributed to the rise in costs.

Despite this, expenses grew less than revenues and efficiency ratio of this business area improved to 45.9% in 2006 (49% in 2005). Including depreciation and amortization expense of this business area, the efficiency ratio of this business area was 49.7% in 2006 compared to 52.6% in 2005.

Income Attributed to the Group

Impairment losses (net) of this business area for 2006 was €149 million, a 87.6% increase from €80 million in 2005, mainly due to the of generic provisions caused by the sharp rise in business volumes. The business area’s non-performing loan ratio was 2.67% as of December 31, 2006 compared to 3.67% as of December 31, 2005.

As a result of the foregoing, income attributed to the Group from this business area for 2006 was €509 million, an increase of 34.4% from €379 million in 2005.

Corporate Activities

	Year ended December 31,		Change
	2006	2005	2006/2005
	(in millions of euros)		(in percentages)
Net interest income	(368)	(150)	145.5
Share of profit of entities accounted for using the equity method	23	71	(67.2)
Net fee and commission income	50	152	(67.0)
Insurance activity loss	(24)	(56)	(57.0)

Basic income/loss(2)	(319)	16	n.m. (2)
Gains on financial assets and liabilities (net)	841	441	90.9

Gross income	522	457	14.3
Sales and income from the provision of non-financial services	(1)	(1)	36.4
Personnel expenses and other administrative expenses	(444)	(419)	5.9
Depreciation and amortization	(139)	(127)	10.1
Other operating income and expenses (net)	(12)	(41)	(69.4)

Net operating income	(75)	(131)	(42.5)
Impairment losses	9	138	(93.3)
Net loan loss provisions	26	146	(82.2)
Other writedowns	(17)	(8)	114.2
Provision expense (net)	(1,193)	(328)	263.2
Other gains and losses (net)	771	22	n.m. (2)

Loss before tax	(488)	(300)	62.8
Income tax	166	247	(33.0)

Loss from ordinary activities	(323)	(53)	n.m. (2)
Income or loss attributed to minority interests	(6)	(79)	(92.1)

Loss attributed to the Group	(329)	(132)	149.0

(1)	Not meaningful.
(2)

Basic income/(loss) for this business area consists of net interest income/(expense), share of profit/(loss) of entities accounted for using the equity method, net fee and commission income and insurance activity income/(loss). Basic income/(loss) is not a line item in our Consolidated Financial Statements.

Net Interest Income/(Expense)

Net interest expense of this business area for 2006 amounted to €368 million, a 145.5% increase from €150 million in 2005, due to principally to the negative impact of higher interest rates and the disposal of BNL in May.

Share of Profit of Entities Accounted for Using the Equity Method

Share of profit of entities accounted for using the equity method of this business area for 2006 amounted to €23 million compared to €71 million in 2005, a decrease of 67.2%, which related principally to our share of the profit in 2005 in BNL, which was sold in 2006.

Basic Income/(Loss)

Basic loss of this business area for 2005 amounted to €319 million compared to basic income of €16 million in 2005. This was principally attributable to decreases in net fee and commission income and the increase in net interest expense.

Gains on Financial Assets and Liabilities (Net)

Gains on financial assets and liabilities (net) of this business area for 2006 amounted to €841 million, an increase of 90.9% from €441 million in 2005. Gains on financial assets and liabilities in 2006 includes €523 million in capital gains from the disposal of our holding in Repsol.

Gross Income

As a result of the foregoing, gross income of this business area for 2006 amounted to €522 million, an increase of 14.3% from €457 million in 2005.

Net Operating Income/Loss

Net operating loss of this business area for 2006 was €75 million, a 42.5% decrease from €131 million in 2005.

Provision Expense (net)

Provision expense (net) amounted to €1,193 million in 2006, a 263.2% increase from €328 million in 2005, due to the higher charges for early retirements, which includes a special charge of €777 million for a plan to transform the branch network in Spain and those derived from the changes in the reorganization announced in December 2006.

Other Gains and Losses (Net)

Other gains and losses (net) amounted €771 million in 2006, a significant increase from €22 million in 2005. These included earnings from the sale of holdings in BNL. (€568 million) and Andorra (€183 million) in 2006, whereas in 2005 there were no significant disposals.

Income/(Loss) Attributed to the Group

As a result of the foregoing, the area’s loss attributed to the Group was €329 million in 2006 compared to a loss of -€132 million in 2005.

Results of Operations by Business Areas for 2005 Compared with 2004

Retail Banking in Spain and Portugal

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euros)		(in percentages)
Net interest income	2,623	2,509	4.5
Share of profit of entities accounted for using the equity method	1	1	(10.8)
Net fee and commission income	1,456	1,341	8.6
Insurance activity income	309	257	20.4

Basic income(1)	4,390	4,108	6.9
Gains on financial assets and liabilities (net)	55	33	66.0

Gross income	4,444	4,141	7.3
Sales and income from the provision of non-financial services	26	27	(4.5)
Personnel expenses and other administrative expenses	(2,092)	(2,003)	4.4
Depreciation and amortization	(103)	(106)	(3.1)
Other operating income and expenses (net)	43	30	44.2

Net operating income	2,319	2,089	11.0
Impairment losses (net)	(328)	(274)	19.8
Net loan loss provisions	(330)	(274)	20.5
Other writedowns	2	—	n.m. (2)
Provision expense (net)	(2)	(5)	(54.4)
Other gains and losses (net)	18	8	129.4

Income before tax	2,007	1,818	10.4
Income tax	(686)	(619)	10.7

Income from continuing operations	1,321	1,199	10.2
Income attributed to minority interests	(4)	(4)	4.9

Income attributed to the Group	1,317	1,195	10.2

(1)

Basic income for this business area consists of net interest income, share of profit of entities accounted for using the equity method and net fees and commissions. Basic income is not a line item in our Consolidated Financial Statements.

(2)	Not meaningful.

Net Interest Income

Net interest income of this business area for 2005 amounted to €2,623 million, a 4.5% increase from €2,509 million in 2004, principally due to an increase in banking business related to private individuals, SMEs and small businesses.

Basic Income

Basic income of this business area for 2005 amounted to €4,390 million, an increase of 6.9% from €4,108 million in 2004, reflecting a higher business activity responsible for growth in net fee income. Insurance activity income increased 20.4% to €309 million in 2005 from €257 million in 2004.

Gross Income

As a result of the foregoing generally, gross income of this business area for 2005 amounted to €4,444 million, an increase of 7.3% from €4,141 million in 2004.

Net Operating Income

Personnel and other administrative expenses for 2005 amounted to €2,092 million, an increase of 4.4% compared to €2,003 million in 2004, despite an increase of 80 new branches in our branch network in Spain and Portugal, reflecting continued savings achieved through our efficiency plans.

Net operating income of this business area for 2005 amounted to €2,319 million, an increase of 11.0% compared to €2,089 million in 2004.

Impairment Losses (Net)

Impairment losses (net) of this business area for 2005 was €328 million, a 19.8% increase from €274 million in 2004, mainly due to a 20.5% increase in net loan loss provisions to €330 million in 2005 from €274 million in 2004. The increase in loan loss provisions was principally due to generic provisioning.

Income Attributed to the Group

As a result of the foregoing, income attributed to the Group from this business area for 2005 was €1,317 million, an increase of 10.2% from €1,195 million in 2004.

Wholesale Businesses

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euros)		(in percentages)
Net interest income	1,017	947	7.4
Share of profit of entities accounted for using the equity method	51	104	(50.9)
Net fee and commission income	425	380	11.8
Insurance activity income	—	—	—

Basic income(1)	1,494	1,431	4.4
Gains on financial assets and liabilities (net)	448	225	98.9

Gross income	1,941	1,656	17.2
Sales and income from the provision of non-financial services	95	81	17.1
Personnel expenses and other administrative expenses	(582)	(544)	6.9
Depreciation and amortization	(12)	(12)	2.3
Other operating income and expenses (net)	29	4	n.m. (2)

Net operating income	1,471	1,185	24.1
Impairment losses	(269)	(366)	(26.4)
Net loan loss provisions	(269)	(366)	(26.4)
Other writedowns	—	—	—
Provision expense (net)	5	6	(13.7)
Other gains and losses (net)	31	59	(47.5)

Income before tax	1,238	884	40.0
Income tax	(361)	(222)	62.8

Income from continuing operations	876	662	32.4
Income attributed to minority interests	(4)	(4)	(7.7)

Income attributed to the Group	873	658	32.6

(1)

Basic income for this business area consists of net interest income, share of profit of entities accounted for using the equity method and net fees and commissions. Basic income is not a line item in our Consolidated Financial Statements.

(2)	Not meaningful.

Net Interest Income

Net interest income of this business area for 2005 amounted to €1,017 million, a 7.4% increase from €947 million in 2004, principally due to an increase in this business area’s overall business volume.

Basic Income

Basic income of this business area for 2005 increased 4.4% to €1,494 million from €1,431 million in 2004, principally due to the increase in net fee and commission from Markets and Wholesale Banking, offset in part by the decrease in share of profit of entities accounted for using the equity method.

Gross Income

Gross income of this business area for 2005 amounted to €1,941 million, an increase of 17.2% compared to €1,656 million in 2004, principally due to the increase in gains on financial assets and liabilities, which grew 98.4% from €225 million in 2004 to €448 million in 2005, mainly due to Market activities.

Net Operating Income

Personnel and other administrative expenses of this business area for 2005 amounted to €582 million, an increase of 6.9% compared to €544 million in 2004, mainly due to an increase in the average number of employees in 2005.

Net operating income of this business area for 2005 was €1,471 million, a 24.1% increase from €1,185 million in 2004, mainly due to revenues on non-financial services, which contributed €95 million to the area, most of them from real-estate transactions.

Impairment Losses (Net)

Impairment losses (net) of this business area for 2005 were €269 million, a 26.4% decrease from €366 million in 2004, mainly due to a reduction in loan-loss provisions due to fewer non-performing loans.

Other Gains and Losses (Net)

Other gains and losses was €31 million, a 47.5% decrease from €59 million. Other gains and losses of this business area for 2004 reflected gains on the sale of our holdings in Grubarges Inversión Hotelera, S.L. (€26.3 million) and Vidrala (€19.3 million).

Income Attributed to the Group

As a result of the foregoing, income attributed to the Group from this business area for 2005 was €873 million, an increase of 32.6% from €658 million in 2004.

Mexico and the United States

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2005, the appreciation of the currencies countries (including Mexico, the U.S. and countries in South America) in which we operate against the euro positively affected, to a limited extent, the results of operations of our foreign subsidiaries in euro terms. By contrast, in 2004, the depreciation of the currencies of the countries in which we operate against the euro negatively affected the results of operations of our foreign subsidiaries in euro terms.

In addition, the results of operations of this business area were affected by the acquisition of Hipotecaria Nacional, S.A. de C.V. in January 2005 and the acquisition of LNB in April 2005, each of which are consolidated in our Consolidated Financial Statements as from their respective date of acquisition.

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euros)		(in percentages)
Net interest income	2,678	1,899	41.0
Share of profit of entities accounted for using the equity method	—	(2)	(98.8)
Net fee and commission income	1,212	993	22.0
Insurance activity income	229	191	19.7

Basic income(2)	4,119	3,081	33.7
Gains on financial assets and liabilities (net)	168	141	18.9

Gross income	4,287	3,222	33.0
Sales and income from the provision of non-financial services	(3)	(1)	159.5
Personnel expenses and other administrative expenses	(1,737)	(1,350)	28.7
Depreciation and amortization	(138)	(124)	11.5
Other operating income and expenses (net)	(106)	(98)	7.7

Net operating income	2,303	1,649	39.7
Impairment losses	(315)	(234)	34.6
Net loan loss provisions	(289)	(234)	23.3
Other writedowns	(26)	—	n.m. (1)
Provision expense (net)	(51)	(79)	(35.9)
Other gains and losses (net)	(8)	(19)	(57.9)

Income before tax	1,929	1,317	46.5
Income tax	(556)	(387)	43.7

Income from continuing operations	1,373	930	47.7
Income attributed to minority interests	(4)	(40)	(91.1)

Income attributed to the Group	1,370	890	53.9

(1)	Not meaningful.
(2)

Basic income for this business area consists of net interest income, share of profit of entities accounted for using the equity method, net fee and commission income and insurance activity income. Basic income is not a line item in our Consolidated Financial Statements.

Net Interest Income

Net interest income of this business area for 2005 amounted to €2,678 million, a 41.0% increase from €1,899 million in 2004, due to principally to an increase in this business area’s overall business volume, especially business related to individuals, including consumer finance and credit card products.

Basic Income

Basic income of this business area for 2005 amounted to €4,119 million, an increase of 33.7% from €3,081 million in 2004, principally attributable to the increases in net interest income and, to a lesser extent, an increase in net fee and commission income. Net fee income grew mainly due to the increase in mutual funds, securities and credit cards.

Gross Income

As a result of the foregoing, gross income of this business area for 2005 amounted to €4,287 million, an increase of 33.0% from €3,222 million in 2004.

Net Operating Income

Personnel and other administrative expenses of this business area for 2005 amounted to €1,737 million, an increase of 28.7% compared to €1,350 million in 2004, mainly due to a increased marketing activity.

Net operating income of this business area for 2005 was €2,303 million, a 39.7% increase from €1,649 million in 2004.

Impairment Losses (Net)

Impairment losses (net) of this business area for 2005 were €315 million, a 34.6% increase from €234 million in 2005, mainly due to a 23.3% increase in net loan loss provisions to €289 million in 2005 from €234 million in 2004. The increase in loan loss provisions was principally due to an increase in the size of our loan portfolio.

Income Attributed to the Group

As a result of the foregoing, income attributed to the Group from this business area for 2005 was €1,370 million, an increase of 53.9% from €890 million in 2004.

South America

For a discussion of the appreciation/depreciation of South American currencies relative to the euro which affects the comparability of our results of operations and financial condition in this business area, see above under “—Factors Affecting the Comparability of our Results of Operations and Financial Condition” and “—Mexico and the United States”.

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euros)		(in percentages)
Net interest income	1,039	908	14.4
Share of profit of entities accounted for using the equity method	(1)	—	n.m. (1)
Net fee and commission income	695	596	16.6
Insurance activity income	5	(20)	n.m. (1)

Basic income(2)	1,738	1,484	17.1
Gains on financial assets and liabilities (net)	157	95	64.8

Gross income	1,895	1,579	20.0
Sales and income from the provision of non-financial services	9	5	71.8
Personnel expenses and other administrative expenses	(933)	(815)	14.5
Depreciation and amortization	(69)	(85)	(19.1)
Other operating income and expenses (net)	(40)	(33)	22.4

Net operating income	861	651	32.3
Impairment losses	(80)	(73)	9.1
Net loan loss provisions	(71)	(73)	(3.2)
Other writedowns	(9)	—	n.m. (1)
Provision expense (net)	(78)	(101)	(22.7)
Other gains and losses (net)	14	21	(32.8)

Income before tax	718	498	44.1
Income tax	(166)	(139)	19.1

Income from continuing operations	552	359	53.8
Income attributed to minority interests	(173)	(130)	33.3

Income attributed to the Group	379	229	65.5

(1)	Not meaningful.
(2)

Basic income for this business area consists of net interest income, share of profit of entities accounted for using the equity method, net fee and commission income and insurance activity income. Basic income is not a line item in our Consolidated Financial Statements.

Net Interest Income

Net interest income of this business area for 2005 amounted to €1,039 million, a 14.4% increase from €908 million in 2005, principally due to an increase in this business area’s overall business volume, with growth in all lines of business, though particularly the retail business.

Basic Income

Basic income of this business area for 2005 amounted to €1,738 million, an increase of 17.1% from €1,484 million in 2004, principally attributable to the increase in net fee and income due to greater activity, including a recovery in mutual and pension funds and favorable trends in traditional banking services, and, to a lesser extent, an increase in insurance activity due to higher marketing activity.

Gross Income

Gains on financial assets and liabilities increased 64.8% to €157 million in 2005 from €95 million in 2004, due to the favorable conditions in the capital markets in the second half of 2005.

As a result of the foregoing, gross income of this business area for 2006 amounted to €2,405 million, an increase of 26.9% from €1,895 million in 2005.

Net Operating Income

Personnel and other administrative expenses of this business area for 2005 amounted to €933 million, an increase of 14.5% compared to €815 million in 2004 mainly due to the major marketing effort undertaken in 2005.

Net operating income of this business area for 2005 amounted to €861 million, an increase of 32.3% compared to €651 million in 2005.

Impairment Losses (Net)

Impairment losses (net) of this business area for 2005 was €80 million, a 9.1% increase from €73 million in 2004, mainly due to the increase in our loan portfolio.

Income Attributed to the Group

As a result of the foregoing, income attributed to the Group from this business area for 2005 was €379 million, an increase of 65.5% from €229 million in 2005.

Corporate Activities

	Year ended December 31,		Change
	2005	2004	2005/2004
	(in millions of euros)		(in percentages)
Net interest income	(150)	(103)	45.5
Share of profit of entities accounted for using the equity method	71	(8)	n.m. (1)
Net fee and commission income	152	103	47.3
Insurance activity loss	(56)	(38)	48.6

Basic income/loss(2)	16	(46)	136.1
Gains on financial assets and liabilities (net)	441	567	(22.3)

Gross income	457	521	(12.5)
Sales and income from the provision of non-financial services	(1)	15	(105.6)
Personnel expenses and other administrative expenses	(419)	(385)	8.9
Depreciation and amortization	(127)	(121)	4.7
Other operating income and expenses (net)	(41)	(13)	n.m. (1)

Net operating income	(131)	17	n.m. (1)
Impairment losses	138	(10)	n.m. (1)
Net loan loss provisions	146	164	(11.2)
Other writedowns	(8)	(174)	(95.5)
Provision expense (net)	(328)	(671)	(51.1)
Other gains and losses (net)	22	286	(92.4)

Loss before tax	(300)	(378)	(20.5)
Income tax	247	338	(26.9)

Loss from continuing operations	(53)	(40)	35.1
Income or loss attributed to minority interests	(79)	(8)	n.m. (2)

Loss attributed to the Group	(132)	(48)	181.0

(1)	Not meaningful.
(2)

Basic income/(loss) for this business area consists of net interest income/(expense), share of profit/(loss) of entities accounted for using the equity method, net fee and commission income and insurance activity income/(loss). Basic income/(loss) is not a line item in our Consolidated Financial Statements.

Net Interest Income/(Expense)

Net interest expense of this business area for 2005 amounted to €150 million, a 45.5% increase from €103 million in 2005, due principally to the increased costs relating to derivative transactions we entered into to hedge exchange rate risk in Latin America.

Share of Profit/(Loss) of Entities Accounted for Using the Equity Method

Share of profit of entities accounted for using the equity method of this business area for 2005 amounted to €71 million compared to a loss for 2004 of €8 million. Share of profit in entities accounted for using the equity method of this business area for 2005 related principally to our share of BNL, which had losses in 2004.

Basic Income/(Loss)

Basic income of this business area for 2005 amounted to €16 million compared to basic loss of €46 million in 2004. This was principally attributable to increases in net fee and commission income and share of profit of entities accounted for using the equity method, which more than offset increased net interest expense of insurance activity income.

Gross Income

Gains on financial assets and liabilities (net) decreased 22.3% to €441 million in 2005 from €567 million in 2004, mainly due to the sale of Acerinox in 2004. Gross income of this business area for 2005 amounted to €457 million, a decrease of 12.5% from €521 million in 2005.

Net Operating Income/Loss

As a result of the foregoing, net operating loss of this business area for 2005 was €131 million, from a net operating income of €17 million in 2004.

Impairment losses (net)

Recoveries of impairment losses in this business area for 2005 was €138 million compared to impairment losses (net) of €10 million in 2004, mainly reflected the amortization of €193 million of goodwill relating to BNL.

Provision expense (net)

Provision expense in this business area for 2005 was €328 million, a decrease of 51.1% compared to €671 million in 2004, reflecting the reduced early retirements in 2005.

Other Gains and Losses (Net)

Other gains and losses (net) amounted to €22 million in 2005, a significant decrease from €286 million in 2004, due to the fact that the capital gains on Banco Atlantico and Direct Seguros were entered in 2004, whereas in 2005 there were no significant disposals.

Income/(Loss) Attributed to the Group

As a result of the foregoing, the area’s loss attributed to the Group in 2005 totalled €132 million compared with a loss of €48 million in 2004.

Material Differences between U.S. GAAP and EU-IFRS

As of December 31, 2006, 2005 and 2004, our Consolidated Financial Statements have been prepared in accordance with EU-IFRS, which differ in certain respects from U.S. GAAP. The tables included in Note 62 to our Consolidated Financial Statements give the effect that application of U.S. GAAP would have on income for the year and stockholders’ equity as reported under EU-IFRS.

The transition of the Group’s Consolidated Financial Statements to IFRS has been carried out by applying IFRS 1: First-Time Adoption of International Financial Reporting Standards (“IFRS 1”); as January 1, 2004 was the beginning of the earliest period presented for comparative purposes under the new accounting standards. This date is considered as the date of transition to EU-IFRS.

As a general rule, the EU-IFRS in force at December 31, 2006 must be applied retrospectively to prepare an opening balance sheet at the date of transition and all following periods. IFRS 1 provides for certain exemptions from full retrospective application of EU-IFRS in the opening balance sheet. The main exemptions are disclosed in Appendix VI to our Consolidated Financial Statements.

Reconciliation to U.S. GAAP

Stockholders’ equity would have been €30,461 million at December 31, 2006 under U.S. GAAP compared to €21,550 million as of December 31, 2006 under EU-IFRS, while stockholders’ equity would have been €25,375 million as of December 31, 2005 under U.S. GAAP compared to €16,330 million as of December 31, 2005 under EU-IFRS and stockholders’ equity would have been €23,465 million as of December 31, 2004 under U.S. GAAP compared to €13,068 million as of December 31, 2004 under EU-IFRS. The increase in stockholders’ equity under U.S. GAAP as of December 31, 2006, December 31, 2005 and December 31, 2004 as compared with stockholders’ equity under EU-IFRS at each of those dates is principally due to the goodwill that arose from the business combinations with Argentaria (2000) and Bancomer (2004). See Note 62 to our Consolidated Financial Statements.

Net income would have been €4,972 million in 2006 under U.S. GAAP compared to income attributed to the Group for the year of €4,735 million in 2006 under EU-IFRS, while net income would have been €2,018 million in 2005 under U.S. GAAP compared to income attributed to the Group for the year of €3,806 million in 2005 under EU-IFRS, while net income would have been €3,095 million in 2004 under U.S. GAAP compared to income for the year of €2,923 million in 2004 under EU-IFRS. The differences in net income in 2006 under U.S. GAAP as compared with income attributed to the Group for the year in 2006 under EU-IFRS are principally due to the following reconciliation items: “loans adjustments” and “accounting of goodwill.”

The decrease in net income in 2005 under U.S. GAAP as compared with income attributed to the Group for the year in 2005 under EU-IFRS is principally due to the application of IFRS 1 principals for the first-time adoption of EU-IFRS. Pursuant to IFRS-1, we have taken certain charges to stockholders’ equity as of January 1, 2004, while under U.S. GAAP we have taken these charges to stockholders’ equity as of January 1, 2005. See Note 62 to our Consolidated Financial Statements.

See Note 62 to our Consolidated Financial Statements for a quantitative reconciliation of net income and stockholders’ equity from EU-IFRS to U.S. GAAP.

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

The following table shows the balances at December 31, 2006, 2005 and 2004 of our principal sources of funds:

	2006	2005	2004
	(in millions of euros)
Customer deposits	192,374	182,635	149,892
Due to credit entities	57,804	66,315	64,349
Debt securities in issue	91,271	76,565	57,809
Other financial liabilities	6,995	6,075	5,807

Total	348,445	331,590	277,857

Customer deposits

Our total customer funds (customer deposits, excluding assets sold under repurchase agreements) amounted to €173 billion as of December 31, 2006, an increase of 7.65% from €161 billion as of December 31, 2005. Including assets sold under repurchase agreements, customer funds amounted to €192 billion as of December 31, 2006, an increase of 5.33% from €182 billion as of December 31, 2005. Customer funds increased principally due to an increase in time deposits and savings accounts in Spain.

Interbank and Capital Markets

We have increased debt issuances in the domestic and international capital markets in order to finance our activities and as of December 31, 2006, we had €76,861 million of senior debt outstanding, comprising €69,305 million in bonds and debentures and €7,556 million in promissory notes and other securities, compared to €60,887 million, €53,469 million and €7,418 million outstanding as of December 31, 2005 and €44,203 million, €37,830 million and €6,372 million outstanding as of December 31, 2004, respectively. See Note 26.4 to the Consolidated Financial Statements. A total of €9,385 million in subordinated debt and €4,025 million in preferred stock issued or guaranteed by Banco Bilbao Vizcaya Argentaria S.A. was outstanding as of December 31, 2006, compared to €9,179 million and €4,128 million outstanding as of December 31, 2005 and €8,100 million and €3,809 million outstanding as of December 31, 2004, respectively. See Note 26.5 to the Consolidated Financial Statements.

The average maturity of our outstanding debt as of December 31, 2006 was the following:

Senior debt	4 years
Subordinated debt	8 years

The cost and availability of debt financings are influenced by credit ratings. A reduction in these ratings could increase the cost of, and reduce our access to, debt financing. As of December 31, 2006, our credit ratings were as follows:

	Short Term	Long Term	Financial Strength
Moody’s	Aa2	P-1	B+
Fitch—IBCA	AA-	F-1+	A/B
Standard & Poor’s	AA-	A-1+	—

Generation of Cash Flow

We operate in Spain and over 30 other countries, mainly in Europe and Latin America. Other than in Argentina and Venezuela, we are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to our parent company in the form of cash dividends, loans or advances, capital repatriation or otherwise. There is no assurance that in the future such restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity. The geographic diversification of our businesses, however, limits the effect of any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

Capital

Under the Bank of Spain’s capital adequacy regulations, as of December 31, 2006, 2005 and 2004, we were required to have a ratio of consolidated stockholders’ equity to risk-weighted assets and off-balance sheet items (net of certain amounts) of not less than 8%.

As of December 31, 2004, this ratio was 10.67% and our stockholders’ equity exceeded the minimum level required by 33%. As of December 31, 2005, this ratio was 9.26% and our stockholders’ equity exceeded the minimum level required by 16%. As of December 31, 2006, this ratio was 11.23% and our stockholders’ equity exceeded the minimum level required by 40.4%. However, based purely on the framework of the Basel Accord and using such additional assumptions as we consider appropriate, we have estimated that as of December 31, 2004, 2005 and 2006 our consolidated Tier I risk-based capital ratio was 8.1%, 7.5% and 7.8%, respectively, and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was 12.5%, 12.0% and 12.0%, respectively. The Basel Accord recommends that these ratios be at least 4% and 8%, respectively, and under Basel II, the recommended ratios are a minimum of 4% and 8%, respectively.

For qualitative and quantitative information on the principal risks we face, including market, credit, and liquidity risks as well as information on funding and treasury policies and exchange rate risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

C.	Research and Development, Patents and Licenses, etc.

In 2006, the BBVA Group continued to foster the use of new technologies as a key component of its global development strategy. It explored new business and growth opportunities, focusing on three major areas: emerging technologies; asset capture/exploitation; and the customer as the focal point of its banking business.

We did not incur any significant research and development expenses in 2004, 2005 and 2006.

D.	Trend Information

The European financial services sector is likely to remain competitive with increasing numbers of providers of financial services and alternative distribution channels. Further consolidation in the sector (through mergers, acquisitions or alliances) is likely as the other major banks look to increase their market share or combine with complementary businesses. It is foreseeable that regulatory changes will take place in the future that will diminish barriers to such consolidation transactions. However, some of hurdles that should be dealt with are the result of local preferences, as, potentially, consumer protection. If there are clear local consumer preferences, leading to specific local consumer protection rules, the same products cannot be sold across all the jurisdictions in which the Group operates, which reduces potential synergies. Certain challenges, such as the Value Added Tax regime for banks, do not however, relate to the interest or preferences of consumers.

The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on us or that would cause the financial information disclosed herein not to be indicative of our future operating results or financial condition:

•

uncertainties relating to economic growth expectations and interest rate cycles, especially in the United States, where the high current account deficit of the U.S. economy may translate into an upward adjustment of risk premium and higher global interest rates. In this scenario, the Spanish economy could perform similarly to how it performed during the recession at the beginning of the 1990s;

•	the possibility of experiencing a severe slowdown in the U.S. real estate market, which could have pervasive effects in the North American economy and consequently in the global markets;

•

a downturn in capital markets or a downturn in investor confidence, linked to factors such as geopolitical risk, particularly given the environment in the Middle East. Continued or new crises in the region could cause an increase in oil prices, generating inflationary pressures that will have a negative effect on interest rates and economic growth;

•	the effect that an economic slowdown may have over Latin American markets and fluctuations in local interest and exchange rates;

•	a downturn in the Spanish economy or an abrupt adjustment in housing prices, which could affect the credit quality of our portfolio; and

•	although it is foreseeable that entry barriers to domestic markets in Europe will be lowered, our plans for expansion into other European markets could be affected by entry barriers in such countries.

E.	Off-Balance Sheet Arrangements

In addition to loans, we had outstanding the following contingent liabilities and commitments at the dates indicated:

	At December 31,
	2006	2005	2004
	(in millions of euros)
Contingent liabilities:
Rediscounts, endorsements and acceptances	44	42	39
Guarantees and other sureties	37,002	25,790	17,574
Other contingent liabilities	5,235	4,030	3,945

Total contingent liabilities	42,281	29,862	21,558

Commitments:
Balances drawable by third parties:
Credit entities	4,356	2,816	2,665
Public authorities	3,122	3,128	1,638
Other domestic customers	43,730	36,063	29,617
Foreign customers	47,018	42,994	26,797

Total balances drawable by third parties	98,226	85,001	60,717
Other commitments	4,995	4,497	6,045

Total commitments	103,221	89,498	66,762

Total contingent liabilities and commitments	145,502	119,360	88,320

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance-sheet funds managed by us as of December 31, 2006, 2005 and 2004:

	As of December 31,
	2006	2005	2004
	(in millions of euros)
Mutual funds	58,452	59,003	51,040
Pension funds	57,147	53,959	41,491
Other managed assets	26,465	30,926	31,968

Total	142,064	143,888	124,499

Our off-balance sheet funds decreased in 2006 principally due to customer preferences for fixed-term deposits.

See Note 44 to the Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Our consolidated contractual obligations as of December 31, 2006 were as follows:

	Less Than One Year	One to Five Years	Over Five Years	Total
	(in millions of euros)
Senior debt	15,244	39,994	21,622	76,861
Subordinated debt	1,191	3,435	8,785	13,410
Capital lease obligations	83	2,200	5,315	7,598
Operating lease obligations	134	531	502	1,167
Purchase obligations	23	1	0	23

Total (*)	16,675	46,161	36,224	99,059

(*)	Interest to be paid is not included. The majority of the senior and subordinated debt were issuances at variable rates. The financial cost of such issuances for 2006, 2005 and 2004 is detailed in Note 45.2 to the Consolidated Financial Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

The board of directors has also approved a report on Corporate Governance for the year ended December 31, 2006, according to the guidelines laid down in prevailing disclosure regulations for listed companies. It can be found on the BBVA website.

This site was created as an instrument to facilitate information and communication with shareholders. It provides special direct access to all information considered relevant to BBVA’s corporate governance system, laid out in a clear, readable manner.

A.	Directors and Senior Management

BBVA is managed by a Board of Directors, which, in accordance with BBVA’s current bylaws (Estatutos), must consist of no less than 9 and no more than 16 members. In accordance with the resolutions approved by the General Shareholders’ Meeting on March 16, 2007, we currently have 14 directors.

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

One of the characteristic elements of BBVA’s Corporate Governance System is to have a majority of independent directors on its governing bodies, especially on the Board of Directors and Executive Committee. We consider directors to be independent when they do not hold any other position with BBVA or any of our subsidiaries and they:

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

When proposals for re-electing directors are made, the Board of Directors will evaluate the performance of directors proposed for a further term, their dedication, and such other considerations that may affect the advisability of re-electing such directors.

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

The Board of Directors

The Board of Directors is currently comprised of 14 members. The following table sets forth the names of the members of the Board of Directors as of the date of this Annual Report on Form 20-F, their date of appointment and, if applicable, reelection, their current positions and their present principal outside occupation and five-year employment history.

Name(*)	Birth Year	Current Position	Date Nominated	Date Re-elected	Present Principal Outside Occupation and Five-Year Employment History(**)

Francisco González Rodríguez(1)	1944	Chairman and Chief Executive Officer	December 18, 1999	February 26, 2005	Chairman, Argentaria, May 1996–January 2000; Chairman, BBVA, since January 2000. Director of BBVA Bancomer Servicios, S.A.; Grupo Financiero BBVA Bancomer, S.A. C.V. and BBVA Bancomer S.A.

José Ignacio Goirigolzarri Tellaeche(1)	1954	President and Chief Operating Officer	December 18, 2001	March 1, 2003	Director, Telefónica, S.A., April 2000–April 2003; Vice President, Repsol YPF, S.A., 2002–2003; Director of BBVA Bancomer Servicios, S.A.; Director, Grupo Financiero BBVA Bancomer and BBVA Bancomer, S.A.; President and Chief Operating Officer, BBVA, since 2001.

Tomás Alfaro Drake(2)	1951	Independent Director	March 18, 2006		Director of Business Management and Administration and Business Sciences programs at Universidad Francisco de Vitoria, since 1998.

Juan Carlos Álvarez Mezquíriz(1)(3)	1959	Independent Director	December 18, 1999	March 18, 2006	Managing Director, Grupo Eulen; Director, Bodegas Vega Sicilia, S.A.

Rafael Bermejo Blanco (2) (4)	1940	Independent Director	March 16, 2007		Technical Secretary General of Banco Popular, 1999–2004.

Richard C. Breeden	1949	Independent Director	October 29, 2002	February 28, 2004	Chairman, Richard C. Breeden & Co.

Ramón Bustamante y de la Mora(2)(4)	1948	Independent Director	December 18, 1999	February 26, 2005	Director, Ctra. Inmo. Urba. Vasco-Aragonesa, S.A.

José Antonio Fernández Rivero(4)	1949	Independent Director	February 28, 2004		Appointed Group General Manager, 2000–2003; From 2003 to 2005: Deputy Chairman of Telefónica and Member of its Audit and Regulation Committees. Member of the Board and Executive Committee of Iberdrola, Director of Banco de Crédito Local, and Chairman of Adquira.

Name(*)	Birth Year	Current Position	Date Nominated	Date Re-elected	Present Principal Outside Occupation and Five-Year Employment History(**)

Ignacio Ferrero Jordi(1)(3)	1945	Independent Director	December 18, 1999	February 26, 2005	Chairman, Nutrexpa, S.A. Director La Piara S.A.; Director Lladró Comercial S.A.

Román Knörr Borrás(1)	1939	Independent Director	May 28, 2002	March 1, 2003	Chairman, Carbónicas Alavesas, S.A.; Director, Mediasal 2000, S.A. and President of the Alava Chamber of Commerce; Chairman, Confebask (Basque Business Confederation) from 1999 to 2005; Director of Aguas de San Martín de Veri, S.A. until January 2006. Plenary member and Chairman of the Training Committee of the Supreme Council of Chambers of Commerce.

Carlos Loring Martínez de Irujo(2)(3)	1947	Independent Director	February 28, 2004	March 18, 2006	He was a partner of J&A Garrigues, from 1977 until 2004; Director of the Department of Mergers and Acquisitions, of Banking and Capital Markets, Member of the Management Committee since 1985.

José Maldonado Ramos(4)(5)	1952	Director and General Secretary	December 18, 1999	February 28, 2004	Director, Telefónica S.A., February 1999 – April 2003; Secretary of the Board of Directors and Director and General Secretary, Argentaria, May 1997 – 2000; Director and General Secretary, BBVA, since January 2000.

Name*	Birth Year	Current Position	Date Nominated	Date Re-elected	Present Principal Outside Occupation and Five-Year Employment History(**)

Enrique Medina Fernández(1)(4)	1942	Independent Director	December 18, 1999	February 28, 2004	Director and Secretary, Sigma Enviro, S.A.

Susana Rodríguez Vidarte(2)(3)	1955	Independent Director	May 28, 2002	March 18, 2006	Dean of Deusto “La Comercial” University since 1996.

(*)	Telefónica de España, S.A. and Mr. Ricardo Lacasa Suárez each left their respective position on the Board of Directors on March 16, 2007 and March 28, 2007, respectively.
(**)	Where no date is provided, the position is currently held.
(1)	Member of the Executive Committee.
(2)	Member of the Audit and Compliance Committee.
(3)	Member of the Appointments and Compensation Committee.
(4)	Member of the Risk Committee.
(5)	Secretary of the Board of Directors.

Executive Officers (“Comité de Dirección”)

Our executive officers were each appointed for an indefinite term. Their positions as of the date of this Annual Report on Form 20-F are as follows:

Name	Current Position	Present Principal Outside Occupation and Five-Year Employment History(*)

Francisco González Rodríguez	Chairman and Chief Executive Officer	Chairman, Argentaria, May 1996 – January 2000; Chairman, BBVA, since January 2000. Director of BBVA Bancomer Servicios, S.A; Grupo Financiero BBVA Bancomer, S.A. C.V. and BBVA Bancomer S.A.

José Ignacio Goirigolzarri Tellaeche	President and Chief Operating Officer	Director, Telefónica, S.A. April 2000 – April 2003; Vice President, Repsol YPF, S.A., April 2002 – April 2003; Director, BBVA Bancomer Servicios, S.A., Grupo Financiero BBVA Bancomer and BBVA Bancomer, S.A.

José Maldonado Ramos	Director and General Secretary	Director, Telefónica S.A., February 1999 – April 2003; Director and General Secretary, Argentaria (BBVA since January 2001), since May 1997.

Eduardo Arbizu Lostao	Head of Legal, Tax, Audit and Compliance department	Head of Legal department of BBVA, since 2002; Chief Executive Officer, Barclays Bank Spain, 1997 – 2002.

Ángel Cano Fernández	Human Resources and Services	Chief Financial Officer, BBVA, 2001–2002, Controller, BBVA, 2000–2001; Controller, Argentaria, 1998–2000.

Manuel González Cid	Finance Division	Deputy General Manager, BBVA – Head of the Merger Office, 1999 – 2001; Head of Corporate Development, BBVA, 2001 – 2002. Director and Vice president of Repsol YPF, S.A. 2003-2005.

Name	Current Position	Present Principal Outside Occupation and Five-Year Employment History(*)

José Sevilla Álvarez	Risk	Head of Finance Division, Latin American Banking, BBV, 1998 – December 2001; Head of Business Development, BBVA, December 2001 – January 2003; Head of the Office of the Chairman, with responsibility for accountancy, internal audit and compliance, since January 2003-2006.

Javier Ayuso Canals	Corporate Communications	Head of Information Relations, BBVA, 2000-2001. Corporate Communications Director, BBVA, December 2001.

Javier Bernal Dionis	Business development and innovation – Spain and Portugal	Director of “Doctor Music Networks”, 2000-2004. Innovation and Development Director, BBVA, 2004-2006. Director Iniciativas Residenciales en Internet S.A. (Atrea) since 2005.

José María García Meyer-Dohner	United States	BBVA Business Management and Coordination Manager for Mexico, 2000-2001. Commercial Banking Manager for BBVA Bancomer, 2001-2004. Retail Banking Manager for the U.S., August 2004.

Ignacio Deschamps González	Mexico	Commercial Banking Director for BBVA Bancomer to 2006. General Director of BBVA Bancomer since December 2006.

Jaime Guardiola Romojaro	Spain and Portugal	Chairman BBVA Puerto Rico, 2000-2001. Deputy Chairman and Managing Director BBVA Banco Francés, 2001-2003. Managing Director and Vicepresident BBVA Bancomer Mexico, January 2003-2006.

Juan Asúa Madariaga	Corporate and Business. Spain and Portugal	Global Corporate Banking Director, BBVA, 2000. E-Commerce Director, BBVA, 2000-2001. Corporate Global Banking Director, BBVA, 2001-2005.

Jose Barreiro Hernández	Global Operations	Spanish Markets Director, BBVA, 2000-2001. Head of Global Markets and Distribution, Trading and Equity, BBVA, 2001-2005.

Vicente Rodero Rodero	South America	BBVA Corporate Banking Director for Mexico, 1995-1999. BBVA Personal Banking Director, 1999-2003. BBVA Regional Director for Madrid, 2003-2004. BBVA Commercial Banking Director for Spain, 2004-2006.

(*)	Where no date is provided, positions are currently held.
(**)	Mr. Sánchez Asiaín left his position on the Executive Committee in December 2006.

Compliance with NYSE Listing Standards on Corporate Governance

On November 4, 2003, the SEC approved new rules proposed by the New York Stock Exchange (the “NYSE”) intended to strengthen corporate governance standards for listed companies. In compliance therewith, the following is a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the NYSE listing standards. The Group’s website address is www.bbva.com. We include on such website a narrative description in English of corporate governance differences between NYSE rules and home country practice in Spain.

Independence of the Directors on the Board of Directors and Committees

Under the NYSE corporate governance rules, (i) a majority of a U.S. company’s board of directors must be composed of independent directors, (ii) all members of the audit committee must be independent and (iii) all U.S. companies listed on the NYSE must have a compensation committee and a nominations committee and all members of such committees must be independent. In each case, the independence of directors must be established pursuant to highly detailed rules promulgated by the NYSE and, in the case of the audit committee, the NYSE and the SEC.

Spanish law does not contain any requirement that members of the board of directors or the committees thereof be independent, nor does Spanish law provide any definition of what constitutes independence for the purpose of board or committee membership or otherwise. In addition, Spanish law does not require that a company have a compensation committee or a nominations committee. However, there is a non-binding recommendation for listed companies in Spain to have these committees and for them to be composed of a majority of non-executive directors as well as a definition of what constitutes independence for directors.

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

Our Board of Directors has a large majority of non-executive directors and 11 out of the 14 members of our Board are independent under the definition of independence described above. In addition, our Audit and Compliance Committee is composed exclusively of independent directors and the committee Chairman is required to have experience in financial management and an understanding of the standards and accounting procedures required by the governmental authorities that regulate the banking sector. In accordance with the non-binding recommendation, BBVA’s Board of Directors has created an Appointments and Compensation Committee which is composed exclusively of independent directors.

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

The following table presents information regarding the compensation (in thousands of euros) paid to each member of our Board of Directors serving during 2006:

Director	Board of Directors	Executive Committee	Audit and Compliance Committee	Risk Committee	Appointments and Compensation Committee	Total
Tomás Alfaro Drake	89	—	43	—	—	132
Juan Carlos Álvarez Mezquíriz	119	152	—	—	39	310
Richard C. Breeden	324	—	—	—	—	324
Ramón Bustamante y de la Mora	119	—	65	97	—	281
José Antonio Fernández Rivero (*)	119	—	—	194	—	313
Ignacio Ferrero Jordi	119	101	22	—	58	300
Román Knörr Borrás	119	152	—	—	—	271
Ricardo Lacasa Suárez	119	—	162	97	—	378
Carlos Loring Martínez de Irujo	119	—	65	—	78	262
Enrique Medina Fernández	119	152	—	97	—	368
Susana Rodríguez Vidarte	119	—	65	—	—	184
Telefónica de España, S.A. (Mr. Ángel Vilá Boix)	119	—	—	—	—	119

Total (**)	1,603	557	422	485	175	3,242

(*)	Mr. José Antonio Fernández Rivero, apart from the amounts detailed above, also received a total of €652 thousand during 2006 in early retirement payments as a former member of the BBVA management.
(**)	Mr. José María San Martín Espinós, who stood down as director at the AGM held on March 18, 2006, received €77 thousand in 2006 in payment of his membership on the Board of Directors.

Compensation paid to BBVA’s executive directors, which under BBVA’s bylaws must be based solely on their employment contracts relating to their executive positions with BBVA, in 2006 was as follows (in thousands of euros):

	Fixed remunerations	Variable Remunerations (*)	Total (**)
Chairman and Chief Executive Officer	1,740	2,744	4,484
President and Chief Operating Officer	1,287	2,304	3,591
Director and General Secretary	581	703	1,284

(*)	Figures relating to variable remuneration for 2005 paid in 2006.
(**)	In addition, the executive directors received remuneration in kind in 2006 totalling €37 thousand, of which €8 thousand relates to Chairman and Chief Executive Officer, €14 thousand relates to President and Chief Operating Officer and €15 thousand to Director and General Secretary.

The executive directors also earned variable remuneration during 2006, which was paid to them in the first quarter of 2007. Such amounts earned in 2006 include €3,255 thousand by the Chairman and Chief Executive Officer, €2,730 thousand by the President and Chief Operating Officer and €794 thousand by the Director and General Secretary. Such amounts are recognized under the heading “Accrued Expenses and Deferred Income” in the consolidated balance sheet as of December 31, 2006.

The information given here on the Management Committee covers all members at December 31, 2006, excluding executive directors. Remuneration paid to members of the Management Committee in 2006, excluding executive directors, came to €5,763 thousand of fixed remuneration, and €11,403 thousand of variable remuneration earned in 2005 and received in 2006. In addition, the members of the Management Committee, excluding executive directors, received remuneration in kind totaling €526 thousand in 2006.

The members of the Management Committee also earned variable remuneration totaling €12,689 thousand in 2006, and this amount, which is recognized under the heading “Accrued Expenses and Deferred Income” in the consolidated balance sheet as of December 31, 2006, was paid in the first quarter of 2007.

The following table provides the provisions recorded at December 31, 2006 for welfare benefit obligations for the executive directors that are members of the Board of Directors (in thousands of euros):

Executive Directors	Cumulative amount
Chairman and Chief Executive Officer	53,193
President and Chief Operating Officer	44,141
Director and General Secretary	7,235
Total	104,569

Of the aggregate €104,569 thousand, €16,795 thousand was charged to 2006 earnings, in which the majority of such commitments were insured under policies with BBVA as beneficiary that were underwritten by an insurance company belonging to the Group. In accordance with Spanish legal regulations, such insurance policies were matched to financial assets. The internal return recorded at December 31, 2006 on these insurance policies was €3,946 thousand, which partly offset the amount allocated to provisions during the year.

In addition, during 2006 a total of €79 thousand was paid in insurance premiums for the non-executive directors members of the Board of Directors.

As of December 31, 2006, the provisions recorded for post-employment welfare commitments for the Management Committee members, excluding executive directors, amounted to €39,161 thousand. Of this amount, €11,215 thousand was charged against 2006 earnings. The internal return recorded at December 31, 2006 on these insurance policies was €1,021 thousand, which partly offset the amount allocated to provisions for the year.

Severance Payments to Executive Directors

The contracts of the Bank’s executive directors (Chairman and Chief Executive Officer, President and Chief Operating Officer and Director and General Secretary) recognize each such executive director’s entitlement to be compensated should he leave his post for grounds other than by his own decision, retirement, disablement or serious dereliction of duty. These entitlements amounted to an aggregate compensation of €141,390,000 in respect of such persons as of December 31, 2006.

In order to receive such compensation, the director must place his directorship at the disposal of the Board of Directors, resign from any posts they he may hold as a representative of the Bank in other companies, and waive pre-existing employment agreements with the Bank, including any senior management positions and any right to obtain compensation other than that already indicated.

Upon doing so, the director will be rendered unable to provide services to other financial institutions in competition with the Bank or its subsidiaries for two years, as established in the Board Regulations.

Remuneration System for Non-Executive Directors with Deferred Delivery of Shares

The AGM held on March 18, 2006 resolved to establish a remuneration scheme using deferred delivery of shares to the Bank’s non-executive directors, to substitute the earlier scheme that had covered these directors.

The new plan assigns ‘theoretical’ shares each year to non-executive director beneficiaries equivalent to 20% of the total remuneration paid to each in the previous year, using the average of BBVA stock closing prices from the 60 trading sessions prior to the annual general meetings approving the financial statements for the years covered by the scheme as of 2006. These shares, where applicable, are to be delivered when the beneficiaries cease to be directors on any grounds other than serious dereliction of duties.

This AGM resolution granted non-executive directors who were beneficiaries of the earlier scheme the option to convert the amounts to which they were entitled under the previous scheme into “theoretical shares”. Such entitlements totalled €2,228 thousand as of December 31, 2006. All the non-executive director beneficiaries exercised the option for this conversion. The non-executive directors eligible for the new scheme received the number of theoretical shares indicated in the following table.

Non-Executive Directors	Theoretical Shares
Juan Carlos Álvarez Mezquíriz	16,208
Ramón Bustamante y de la Mora	16,941
José Antonio Fernández Rivero	6,595
Ignacio Ferrero Jordi	16,879
Román Knörr Borrás	12,720
Ricardo Lacasa Suárez	16,004
Carlos Loring Martínez de Irujo	4,906
Enrique Medina Fernández	24,134
Susana Rodríguez Vidarte	8,559

Long Term Incentive Plan for the Group’s Management Team (Period 2003-2005)

The long-term incentive plan for the period 2003-2005 was settled in 2006 according to the terms and conditions of such plan. It applied to all members of the management team, including executive directors and members of the Management Committee, and was linked to the achievement of certain long-term targets established at the beginning of the plan and to the BBVA Group’s comparative performance in earnings per share, cost-income ratio and ROE against its benchmark peers at the end of the period.

Pursuant to such plan, in 2006, the executive directors received the following amounts for the applicable period covered by the plan: Chairman and Chief Executive Officer, €5,294 thousand; President and Chief Operating Officer, €4,438 thousand; and Director and General Secretary, €1,351 thousand.

In addition, in 2006, the members of the Management Committee, excluding the executive directors, received the total sum of €13,026 thousand under the plan for the applicable period.

Long Term Incentive Plan for the Group’s Management Team (Period 2006-2008)

At the Annual General Meeting held on March 18, 2006, the Bank’s shareholders approved a long-term share-based remuneration plan for the members of the Group’s management team (the “Plan”). The Plan has a term of three years from January 1, 2006 and will be settled in the first half of 2009.

Under this Plan the Bank promises to deliver ordinary shares of BBVA to the members of the Group’s management team (including executive directors and Management Committee members). A number of “theoretical shares” will be allocated to the beneficiaries based on the annual variable remuneration earned by each member in the last three years and on their level of responsibility. This number will serve as the basis for the calculation of the BBVA shares that will be delivered, as the case may be, when the Plan expires. The specific number of BBVA shares to be delivered to each beneficiary on expiry of the Plan will be calculated by multiplying the number of “theoretical shares” allocated by a coefficient ranging from 0 to 2. The value of the coefficient will be established by comparing the performance of the Total Shareholder Return (“TSR”), which is comprised of share appreciation plus dividends, of the Bank over the term of the Plan with the performance of the same indicator for 14 leading European banks.

If such financial benchmarks are met, and all other terms and conditions of the Plan that apply are satisfied, settlements will be made in the first half of 2009. The maximum number of BBVA shares approved for delivery to the Group’s management’s team (including executive directors and Management Committee members) in connection with the Plan is 22 million.

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

As of March 28, 2007, BBVA’s Executive Committee was comprised of two executive directors and four independent directors, as follows.

Chairman and Chief Executive Officer:	Mr. Francisco González Rodriguez

President and Chief Operating Officer:	Mr. José Ignacio Goirigolzarri Tellaeche

Members:	Mr. Juan Carlos Álvarez Mezquíriz Mr. Ignacio Ferrero Jordi Mr. Román Knörr Borrás Mr. Enrique Medina Fernández

The Executive Committee is also responsible for the matters delegated to it by the Board of Directors, so long as such matters are also consistent with its authority as set forth in BBVA’s bylaws. Such matters include the management of BBVA and establishment of BBVA’s general policy guidelines, review and authorization of investments by BBVA, approval or rejection of transactions and initiation of internal investigations and audits in any area of BBVA’s business. The Executive Committee generally holds meetings two times a month, but may meet as often as deemed necessary by the Committee chairman or at the request of a majority of the Committee’s members. During 2006, the Executive Committee held a total of 23 meetings.

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

As of March 28, 2007, the Audit and Compliance Committee members were:

Chairman:	Mr. Rafael Bermejo Blanco

Members:	Mr. Tomás Alfaro Drake Mr. Ramón Bustamante y de la Mora Mr. Carlos Loring Martínez de Irujo Mrs. Susana Rodríguez Vidarte

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

The Audit and Compliance Committee is also responsible for supervising BBVA’s internal audit and reviews and approves BBVA’s internal audit schedule for each fiscal year and monitors the execution of the internal audit through ongoing contact with BBVA’s chief internal audit officer. During the year ended December 31, 2006, the Audit and Compliance Committee held a total of 15 meetings.

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

As of March 28, 2007, the members of the Appointments and Compensation Committee were:

Chairman:	Mr. Carlos Loring Martínez de Irujo

Members:	Mr. Juan Carlos Álvarez Mezquíriz
Mr. Ignacio Ferrero Jordi
Mrs. Susana Rodríguez Vidarte

During 2006, the Appointments and Compensation Committee held a total of 9 meetings. The Committee may meet as often as it deems necessary in order to discharge its responsibilities.

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

The Committee is required to be comprised of a majority of non-executive directors. At March 28, 2007, the members of the Risk Committee were:

Chairman:	Mr. José Antonio Fernández Rivero

Members:	Mr. Ramón Bustamante y de la Mora
Mr. Rafael Bermejo Blanco
Mr. José Maldonado Ramos
Mr. Enrique Medina Fernández

The Risk Committee is governed by a charter approved by the Board of Directors. The charter states that the Risk Committee may meet as often as necessary to discharge its responsibilities. During 2006, the Risk Committee held a total of 81 meetings.

D.	Employees

As of December 31, 2006, we, through our various affiliates, had 98,553 employees. Approximately 76% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

Country	BBVA	Banks	Companies	Total
Spain	28,601	722	1,259	30,582
United Kingdom	127	—	7	134
France	108	—	—	108
Italy	55	—	—	55
Germany	4	—	—	4
Switzerland	2	108	—	110
Portugal	—	953	—	953
Belgium	36	—	—	36
Jersey	—	3	—	3
Russia	3	—	—	3
Andorra	—	—	—	—
Ireland	—	4	—	4
Gibraltar	—	—	—	—

Total Europe	28,936	1,790	1,266	31,992
New York	137	20	—	157
Miami	112	—	—	112
Grand Cayman	3	—	—	3
U.S.A.	—	3,646	—	3,646

Total North America	252	3,666	—	3,918
Panama	—	266	—	266
Puerto Rico	—	1,044	—	1,044
Argentina	—	7,215	—	7,215
Brazil	4	—	—	4
Colombia	—	6,408	—	6,408
Venezuela	—	5,749	—	5,749
Mexico	—	32,847	—	32,847
Uruguay	39	151	—	190
Paraguay	—	108	—	108
Bolivia	—	—	188	188
Chile	—	4,068	—	4,068
Dominican Republic	—	—	97	97
Cuba	1	—	—	1
Peru	—	4,191	—	4,191
Ecuador	—	—	168	168

Total Latin America	44	62,047	453	62,544
Hong Kong	77	—	—	77
Japan	9	—	—	9
China	8	—	—	8
Singapore	5	—	—	5

Total Asia	99	—	—	99

Total	29,331	67,503	1,719	98,553

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

As of December 31, 2006, we had 1,670 temporary employees in our Spanish offices.

E.	Share Ownership

As of March 28, 2007, the members of the Board of Directors owned an aggregate of 2,099,713 BBVA shares as shown in the table below:

Name	Directly Owned Shares	Indirectly Owned Shares	Total Shares	% of Capital Stock
Francisco González Rodríguez	2,336	1,376,814	1,379,150	0.0388%
José Ignacio Goirigolzarri Tellaeche	480	434,680	435,160	0.0123%
Tomás Alfaro Drake	7,800	—	7,800	0.0002%
Juan Carlos Álvarez Mezquiriz	30,530	—	30,530	0.0009%
Rafael Bermejo Blanco	5,000	—	5,000	0.0001%
Richard C. Breeden	30,000	—	30,000	0.0008%
Ramón Bustamante y de la Mora	10,139	2,000	12,139	0.0003%
José Antonio Fernández Rivero	50,000	—	50,000	0.0014%
Ignacio Ferrero Jordi	2,566	51,300	53,866	0.0015%
Román Knörr Borrás	26,500	6,500	33,000	0.0009%
Carlos Loring Martínez De Irujo	9,149	—	9,149	0.0003%
José Maldonado Ramos	11,537	—	11,537	0.0003%
Enrique Medina Fernández	28,391	1,065	29,456	0.0008%
Susana Rodríguez Vidarte	10,838	2,088	12,926	0.0004%

Total	225,266	1,874,447	2,099,713	0.0591%

As of March 28, 2007 the Chairman and Chief Executive Officer held 600,000 put options and 1,200,000 call options over BBVA’s shares.

As of March 28, 2007 the executive officers (excluding executive directors) and their families owned 314,501 shares. None of our executive officers holds 1% or more of BBVA’s shares.

As of March 28, 2007 a total of 16,446 employees (excluding executive officers and directors) owned 24,207,229 shares, which represents 0.6815% of our capital stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of December 31, 2006, no shareholder beneficially held more than five percent of BBVA’s shares. To our knowledge, no other person, corporation or government owned beneficially, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of December 31, 2006, there were 864,226 registered holders of BBVA’s shares, with a total of 1,033,296,710 shares held by 230 shareholders with registered addresses in the United States. Since certain of such shares and American Depositary Receipts (“ADRs”) are held by nominees, the foregoing figures are not representative of the number of beneficial holders. BBVA’s directors and executive officers did not own any ADRs as of December 31, 2006.

B.	Related Party Transactions

Loans to Directors, Executive Officers and Related Parties

As of December 31, 2006, the Group had no amounts outstanding under any loans and had not provided any guarantees to members of the Board of Directors of BBVA. The loans granted at December 31, 2006 to the members of the Management Committee, excluding the executive directors, amounted to €2,355 thousand. As of December 31, 2006, guarantees provided on behalf of members of the Management Committee amounted to €12 thousand.

As of December 31, 2006, the loans granted to parties related to key personnel (the aforementioned members of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. and of the Management Committee) totaled €12,676 thousand. As of December 31, 2006, the other exposure to parties related to key personnel (guarantees, finance leases and commercial loans) amounted to €14,545 thousand.

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

A.	Consolidated Statements and Other Financial Information

Financial Information

See Item 18.

Dividends

The table below sets forth the amount of interim, final and total dividends paid by BBVA on its shares for the years 2002 to 2006, adjusted to reflect all stock splits. The rate used to convert euro (€) amounts to dollars was the Noon Buying Rate at the end of each year.

	Per Share
	First Interim		Second Interim		Third Interim		Final		Total
	€	$	€	$	€	$	€	$	€	$
2002	€0.090	$0.086	€0.090	$0.086	€0.090	$0.086	€0.078	$0.075	€0.348	$0.333
2003	€0.090	$0.103	€0.090	$0.103	€0.090	$0.103	€0.114	$0.130	€0.384	$0.439
2004	€0.100	$0.125	€0.100	$0.125	€0.100	$0.125	€0.142	$0.177	€0.442	$0.552
2005	€0.115	$0.143	€0.115	$0.143	€0.115	$0.143	€0.186	$0.231	€0.531	$0.660
2006	€0.132	$0.174	€0.132	$0.174	€0.132	$0.174	€0.241	$0.318	€0.637	$0.841

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

For a description of BBVA’s access to the funds necessary to pay dividends on the shares, see “Item 4. Information on the Company—Supervision and Regulation—Dividends”. In addition, BBVA may not pay dividends except out of its unrestricted reserves available for the payment of dividends, after taking into account the Bank of Spain’s capital adequacy requirements. Capital adequacy requirements are applied by the Bank of Spain on both a consolidated and individual basis. See “Item 4. Information on the Company—Supervision and Regulation—Capital Adequacy Requirements” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital”. Under Spain’s capital adequacy requirements, we estimate that as of December 31, 2006, BBVA had approximately €9.4 billion of reserves in excess of applicable capital and reserve requirements, which were not restricted as to the payment of dividends.

Legal Proceedings

On March 15, 2002, the Bank of Spain announced that it was opening an administrative proceeding against BBVA and certain individuals who have served as members of BBVA’s Board of Directors or as executive officers. This announcement was the result of BBVA’s voluntary disclosure to the Bank of Spain on January 19, 2001 that BBVA funds then amounting to approximately Ptas. 37,427 million (approximately €225 million) had been held in offshore accounts and not been reflected in its financial statements. These funds had been generated largely as a result of capital gains realized on transactions in BBV and Argentaria shares and were included in our financial statements in 2000. See Note 32.2.B.15 to our Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2002. The Bank of Spain subsequently conducted a confidential investigation which led to the commencement of its administrative proceeding. The Bank of Spain’s administrative proceeding was suspended upon commencement of the proceeding initiated by the National Criminal Court (discussed below) and has remained suspended pending completion of such proceeding.

At the time the Bank of Spain proceeding was suspended, no formal charges had been made by the Bank of Spain relating to the facts and events under investigation. BBVA is therefore unable to determine what, if any, charges will be made by the Bank of Spain and to what conduct any such charges may relate. However, based on BBVA’s assessment of the probable charges and penalties that could be imposed by the Bank of Spain and that since the initiation of the Bank of Spain proceeding, BBVA has continued to be engaged regularly in extending commercial and other types of credit and accepting demand and other types of deposits, BBVA believes that once the Bank of Spain proceeding is recommenced after the conclusion of the criminal proceeding, resolution of such proceeding would not have a material adverse effect on BBVA or its consolidated financial position or results of operations.

Criminal Proceedings

On April 9, 2002, Spain’s National Criminal Court (Audiencia Nacional) commenced a criminal proceeding regarding the previously unreported funds and suspended the administrative proceeding initiated by the Bank of Spain. The National Criminal Court proceeding was subsequently split into two separate proceedings. One proceeding relating to the use of the unreported funds to create pension accounts, was in the first instance resolved by the National Criminal Court in 2005, with just one person indicted from the former five people charged. The High Court of Spain (Tribunal Supremo) in November 2006 resolved on this case by acquitting this person of any responsibility and establishing that no criminal offence took place. In the second proceeding, which generally relates to the unreported funds, and is directed at four of our former directors and two former executive officers, the National Criminal Court has initially ruled on the 12th of March 2007 that there is no ground to continue with the criminal proceeding, although this decision may be appealed by the Prosecutor. None of these directors and executive officers continue to serve as directors on BBVA’s Board of Directors or are affiliated with BBVA in any other capacity.

Spanish National Market Commission (the “CNMV”)

On May 22, 2002, the Spanish securities market regulator, the CNMV, instituted administrative proceedings against BBVA for alleged violations of the Securities Markets Act in connection with the same events being investigated by the Bank of Spain. As with the Bank of Spain proceeding, the National Criminal Court requested that the CNMV suspend its proceedings until resolution of the criminal proceedings described above. The CNMV proceeding was suspended on January 7, 2003 and has remained suspended pending completion of the proceeding initiated by the National Criminal Court.

Based on BBVA’s assessment of the probable charges and penalties that could be imposed by the CNMV, and the fact that since the initiation of the CNMV proceeding the CNMV has not restricted BBVA from continuing to be actively involved in capital markets transactions in Spain, including by conducting offerings of its own debt and equity securities, BBVA believes that once the CNMV proceeding is recommenced after the conclusion of the criminal proceeding, resolution of such proceeding would not have a material adverse effect on BBVA or its consolidated financial position or results of operations.

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

BBVA has also reinforced its internal compliance department. This department, whose functions have been established by the Audit and Compliance Committee of BBVA’s Board of Directors, is responsible for developing and implementing internal norms and procedures to ensure compliance with legal requirements and ethical guidelines established by BBVA, such as BBVA’s Code of Ethics and Conduct. For example, this department is responsible for establishing internal controls and procedures related to matters such as the prevention of money-laundering and trading in BBVA’s securities.

Besides the accounting internal control procedures implemented by BBVA described above, in order to further obtain reasonable assurance that breaches of BBVA’s internal controls do not occur, BBVA has taken a series of steps to strengthen its corporate governance structures in keeping with the most recent trends in this area and new legislation that has taken effect in Spain and the other countries in which BBVA operates. For a description of these corporate governance structures, see “Item 6.—Directors, Senior Management and Employees”.

Other Proceedings

Puerto Rico

The proceedings, which were described in our Annual Report on Form 20-F for the year ended December 31, 2001, initiated in Spain based on the testimony of a former BBV Puerto Rico employee, have been finally closed due to the fact that there was no evidence of any wrongdoing.

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

BBVA’s shares are listed on the Spanish stock exchanges in Madrid, Bilbao, Barcelona and Valencia (the “Spanish Stock Exchanges”) and quoted on the computerized trading system of the Spanish Stock Exchanges (the “Automated Quotation System”). BBVA’s shares are also listed on the Frankfurt, Milan, Zurich, Mexican and London stock exchanges as well as quoted on SEAQ International in London.

ADSs are quoted on the New York Stock Exchange and are also traded on the Lima (Peru) Stock Exchange, by virtue of an exchange agreement entered into between these two exchanges. Each ADS represent the right to receive one share.

Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the euro price of BBVA’s shares on the Spanish Stock Exchanges and the price of BBVA’s ADSs on the New York Stock Exchange. Cash dividends are paid by BBVA in euro, and exchange rate fluctuations between the euro and the dollar will affect the dollar amounts received by holders of ADRs on conversion by The Bank of New York (acting as depositary) of cash dividends on the shares underlying the ADSs evidenced by such ADRs.

The table below sets forth, for the periods indicated, the high and low sales closing prices for the shares of BBVA on the Automated Quotation System.

	Euro per Share
	High	Low
Fiscal year ended December 31, 2002
Annual	14.21	7.24
First Quarter	14.21	12.26
Second Quarter	13.90	10.93
Third Quarter	11.99	7.42
Fourth Quarter	10.60	7.24
Fiscal year ended December 31, 2003
Annual	10.95	6.89
First Quarter	10.25	6.89
Second Quarter	9.68	7.78
Third Quarter	10.10	8.86
Fourth Quarter	10.95	8.91
Fiscal year ended December 31, 2004
Annual	13.09	10.22
First Quarter	11.28	10.22
Second Quarter	11.42	10.40
Third Quarter	11.39	10.55
Fourth Quarter	13.09	11.36
Fiscal year ended December 31, 2005
Annual	15.17	11.95
First Quarter	13.38	12.30
Second Quarter	12.93	11.95
Third Quarter	14.59	12.67
Fourth Quarter	15.17	14.12
Fiscal year ended December 31, 2006
Annual	19.49	14.91
First Quarter	17.26	15.02
Second Quarter	17.60	14.91
Third Quarter	18.30	15.76
Fourth Quarter	19.49	18.07
Month ended October 31, 2006	19.24	18.07
Month ended November 30, 2006	19.49	18.12
Month ended December 31, 2006	18.60	18.08
Fiscal year ended December 31, 2007
Month ended January 31, 2007	19.35	18.41
Month ended February 28, 2007	20.08	18.43
Month ended March 31 (through March 28), 2007	18.50	17.38

From January 1, 2006 through December 31, 2006 the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.020% and 0.858% respectively, calculated on a monthly basis. On March 21, 2007, the percentage of outstanding shares held by BBVA and its affiliates was 1.024%.

The table below sets forth the reported high and low sales closing prices for the ADSs of BBVA on the New York Stock Exchange for the periods indicated.

	Dollars per ADS
	High	Low
Fiscal year ended December 31, 2002
Annual	12.77	6.93
First Quarter	12.77	10.82
Second Quarter	12.50	10.67
Third Quarter	11.73	7.14
Fourth Quarter	10.58	6.93
Fiscal year ended December 31, 2003
Annual	13.85	7.67
First Quarter	10.81	7.67
Second Quarter	11.16	8.46
Third Quarter	11.16	10.28
Fourth Quarter	13.85	10.54
Fiscal year ended December 31, 2004
Annual	17.77	12.47
First Quarter	14.45	12.51
Second Quarter	13.80	12.47
Third Quarter	13.96	12.82
Fourth Quarter	17.77	14.12
Fiscal year ended December 31, 2005
Annual	17.91	15.08
First Quarter	17.64	16.14
Second Quarter	16.47	15.12
Third Quarter	17.64	15.08
Fourth Quarter	17.91	16.85
Fiscal year ended December 31, 2006
Annual	25.15	18.21
First Quarter	20.91	18.21
Second Quarter	22.55	18.61
Third Quarter	23.39	19.83
Fourth Quarter	25.15	23.11
Month ended October 31, 2006	24.20	23.11
Month ended November 30, 2006	25.15	23.81
Month ended December 31, 2006	24.40	23.87
Fiscal year ended December 31, 2007
Month ended January 31, 2007	25.15	23.92
Month ended February 28, 2007	26.23	24.28
Month ended March 31, 2007 (through March 28)	24.67	22.79

Securities Trading in Spain

The Spanish securities market for equity securities consists of the Automated Quotation System and the four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia. During 2006, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

Clearance and Settlement System.

Law 44/2002 and Rule 689/2003 of March 27, 2003 approved by the Spanish Ministry of Economy have promoted the integration of the two main existing book entry settlement systems existing in Spain, the non-gilts settlement system Servicio de Compensación y Liquidación de Valores (“SCLV”) and the gilts settlement system Central de Anotaciones en Cuenta, into one system known as Sociedad de Gestión de los Sistemas de Registro Compensación y Liquidación de Valores (the “Iberclear”).

Notwithstanding the above, rules concerning the book entry settlement system enacted before this amendment by the SCLV and the Bank of Spain are still in force, but any reference to the SCLV must be substituted by Iberclear.

Under this regulation, transactions carried out on the Spanish Stock Exchanges are cleared and settled through Iberclear. Only members of Iberclear are entitled to use it, and membership is restricted to authorized members of the Spanish Stock Exchanges, the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy and Finance, is reached with Iberclear) and, with the approval of the CNMV, other brokers not members of the Spanish Stock Exchanges, banks, savings banks and foreign settlement and clearance systems. The clearance and settlement system and its members are responsible for maintaining records of purchases and sales under the book-entry system. Shares of listed Spanish companies are held in book-entry form. Iberclear, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its member entities (each an “entidad participada”), as well as the amount of such shares held on behalf of beneficial owners. Each member entity, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:

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

On November 22, 2002, the Securities Markets Act was amended by Law 44/2002 in order to update Spanish financial law to global financial markets. See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Monetary Policy—Law Reforming the Spanish Financial System”.

On June 18, 2003, the Spanish Government approved the Ley de Transparencia (“Law 26/2003”), modifying both the Securities Markets Act and the Corporate Law, to reinforce the transparency of information available regarding listed Spanish companies. This law adds a new chapter, Title X, to the Securities Markets Act, which: (i) requires disclosure of shareholders’ agreements relating to listed companies; (ii) regulates the operation of the general shareholders’ meetings and of boards of directors of listed companies; (iii) requires the publication of an annual report on corporate governance; and (iv) establishes measures designed to increase the availability of information to shareholders.

As of the date of the filing of this Annual Report, a draft amendment to the Securities Market Act is pending approval of the Spanish authorities. If such legislation is approved, the legal regime in Spain applicable to tender offers as well as the transparency of issuers will be modified and will result in additional disclosure requirements.

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

Reporting Requirements

Any entity which transfers five percent or any multiple of five percent, of the capital stock of a company listed on a Spanish stock exchange must, within seven days after that transfer, report the transfer to such company, to the stock exchange on which such company is listed and to the CNMV. In addition, any company listed on a Spanish stock exchange must report on a non-public basis any acquisition by such company (or an affiliate) of the company’s own shares if such acquisition, together with any previous one from the date of the last communication, exceeds 1% of its capital stock, regardless of the balance retained. Members of the Board of Directors must report any transfer or acquisition of share capital of a company listed on the Spanish Stock Exchanges, regardless of the size of the transaction. Additionally, since we are a credit entity, any individual or company which intends to acquire a significant participation in BBVA’s share capital must obtain prior approval from the Bank of Spain in order to carry out the transaction. See “Item 10. Additional Information—Exchange Controls—Restrictions on Acquisitions of Shares”.

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

On February 28, 2004, BBVA’s shareholders adopted a resolution amending its bylaws. The amendments were to: (i) Article 24 in order to expand shareholders’ rights to participate in shareholders’ meetings by proxy or representative; (ii) Article 29 in order to enhance shareholders’ ability to obtain information regarding the Company; (iii) Article 31 regarding the procedures for the adoption of shareholder resolutions; (iv) Article 35 regarding the requirements for being a director; (v) Article 38 regarding the chairman and secretary of the Board of Directors; (vi) Article 45 regarding nomination and composition of the Board of Directors; (vii) Article 37 to make a technical amendment required by virtue of the amendment to Article 35; and (viii) Article 34 to reduce the maximum number of directors from 18 to 16.

On March 18, 2006, BBVA’s shareholders adopted a resolution amending Article 53 of its bylaws in order to contemplate the possibility of remunerating members of the Board of Directors through delivery of shares, share options or remuneration indexed to the share price, according to Article 130 of Spanish Companies Act.

On November 28, 2006, BBVA’s Board of Directors approved a capital increase of BBVA with the issuance by BBVA of 161,117,078 ordinary shares, which also resulted in an amendment to Article 5 of BBVA’s bylaws.

On March 16, 2007, BBVA’s shareholders adopted a resolution amending Article 36 of its bylaws in order to eliminate the annual renewal of one fifth of the Board of Directors seats each year so that the term of office for members of the Board of Directors is five years and members may be reelected one or more times for terms of the same maximum duration. As of the date of this Annual Report, the amendment is pending registration at the Commercial Registry of Vizcaya.

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

Certain Powers of the Board of Directors

In general, provisions limiting the powers of BBVA’s directors are not contained in its bylaws. Such limitations, where they exist, often (i) limit a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested; (ii) limit the power to vote on compensation for themselves; (iii) limit borrowing powers exercisable by the directors and how such borrowing powers can be varied; or (iv) require retirement of directors at a certain age. The powers of BBVA’s directors in these and other matters, however, are limited by and subject to BBVA’s internal regulations. In addition, BBVA’s Board of Directors is subject to the Regulations of the Board of Directors, which contains a series of ethical standards. See “Item 6. Directors, Senior Management and Employees”.

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

As of the date of the filing of this Annual Report, 11 of the 14 members of the Board of Directors were independent.

Members of the Board of Directors are elected for a term in office of five years. The members of the Board of Directors may be re-elected for an unlimited number of terms. See “Item 6. Directors, Senior Management and Employees”.

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

The bylaws do not establish that special quorums are required to change the rights of shareholders. Under Spanish law, the rights of shareholders may only be changed by an amendment to the bylaws that complies with the requirements explained below under
“—Shareholders’ Meetings”, plus the affirmative vote of the majority of the shares of the class that will be affected by the amendment.

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

General meetings must be convoked by the Board of Directors, whether by their own decision or upon the request of shareholders holding at least five percent of BBVA’s share capital. General meetings must generally be advised at least one month in advance by means of an advertisement published in the Official Companies Registry Gazette (Boletín Oficial del Registro Mercantil) (“Borme”) and in one of the widely-circulated newspapers.

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

General meetings will be validly constituted on first call with the presence of at least 25% of BBVA’s voting capital, either in person or by proxy. No minimum quorum is required to hold a general meeting on second call. In either case, resolutions will be agreed by the majority of the votes. However, a general meeting will only be validly held with the presence of 50% of BBVA’s voting capital on first call or of 25% of the voting capital on second call, in the case of resolutions concerning the following matters:

•	issuances of debt;

•	capital increases or decreases;

•	merger of BBVA; and

•	any other amendment to the bylaws.

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

Restrictions on Foreign Investments

Spanish Stock Exchanges are open to foreign investors. However, the acquisition of 50% or more of the share capital of a Spanish company by a person or entity residing in a tax haven must be notified to the Ministry of Economy and Treasury prior to its execution. All other investments in BBVA’s shares by foreign entities or individuals only require the notification of the Spanish authorities through the Spanish intermediary that took part in the investment once it is executed.

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

Spanish regulation of takeover bids may also delay, defer or prevent a change of control of BBVA or any of its subsidiaries in the event of a merger, acquisition or corporate restructuring. Spanish regulation of takeover bids contained in Royal Decree 1197/1991 was as amended by Royal Decree 432/2003 dated April 11, 2003. See “—Exchange Controls—Tender Offers”. Regulations on public takeover bids require a bid to be launched if the acquisition of the listed company grants control to the purchaser, regardless of whether the acquired stake reaches the 25% threshold. These rules state that it is necessary to launch a tender offer if the bidder intends to acquire less than 25% of the target’s share capital but intends to appoint more than one-third and less than one-half plus one of the target’s directors.

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

Investment by foreigners domiciled in enumerated tax haven jurisdictions is subject to special reporting requirements under Royal Decree 1080/1991 (Real Decreto 1080/1991, de 5 de julio).

On July 5, 2003, Law 19/2003 (Ley sobre el regimen juridico de los movimientos de capitales y de las transacciones economicas con el exterior y sobre determinadas medidas de prevencion del blanqueo de capitales), came into effect. This law is an update to other Spanish exchange control and money laundering prevention laws.

Restrictions on Acquisitions of Shares

Spanish law provides that any individual or corporation that intends to acquire, directly or indirectly, a significant participation (“participación significativa”) in a Spanish bank must obtain the prior approval of the Bank of Spain, including the amount of such participation, the terms and conditions of the acquisition and the period in which it is intended to execute the transaction. A significant participation is considered five percent of the outstanding share capital of a bank or a lower percentage if such holding allows for the exercise of a significant influence.

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

Legislation is currently pending in Spanish Parliament to adopt Directive 2004/25/EC of the European Parliament and of the Council dated April 21, 2004 into Spanish law. Such legislation will materially amend the current tender offer rules in Spain. Under the currently proposed legislation, anyone who directly or indirectly acquires 30% or more of the voting capital of a listed company, or a smaller stake but appoints more than half of the directors, will have to make a tender offer for all the shares of the company at a fair price. The price will be considered fair if it is at least equal to the highest price that would have been paid by the party obliged to make the offer or by persons acting in concert during a certain period of time before the offer. The wording of the legislation may change during its passage through Spanish Parliament, and the enacted legislation may be different than the description of the proposed legislation described above.

If the draft amendment to the Securities Market Act is approved, the Spanish legal regime applicable to acquisitions and tender offers will be significantly modified. See “Item 9. The Offer and the Listing—Securities Market Legislation”.

E.	Taxation

Spanish Tax Considerations

The following is a summary of the material Spanish tax consequences to U.S. Residents (as defined below) of the acquisition, ownership and disposition of BBVA’s ADSs or ordinary shares as of the date of the filing of this Annual Report. This summary does not address all tax considerations that may be relevant to all categories of potential purchasers, some of whom (such as life insurance companies, tax-exempt entities, dealers in securities or financial institutions) may be subject to special rules. In particular, the summary deals only with the U.S. Holders (as defined below) that will hold ADSs or ordinary shares as capital assets and who do not at any time own individually, nor are treated as owning, 25% or more of BBVA’s shares, including ADSs.

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

However, under the Treaty, if you are a United States Resident, you are entitled to a tax rate of 15%.

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

Spanish Refund Procedure

According to Spanish Regulations on Non-Resident Income Tax, approved by Royal Decree 1776/2004 dated July 30, 2004, as amended, a refund for the amount withheld in excess of the Treaty-reduced rate can be obtained from the relevant Spanish tax authorities. To pursue the refund claim, if you are a United States Resident, you are required to file:

•	the corresponding Spanish tax form,

•	the certificate referred to in the preceding section, and

•	evidence of the Spanish Non-Resident Income Tax that was withheld with respect to you.

The refund claim must be filed within four years from the date in which the withheld tax was collected by the Spanish tax authorities.

United States Residents are urged to consult their own tax advisors regarding refund procedures and any U.S. tax implications thereof.

Additionally, under the Spanish law, the first €1,500 of dividends obtained by individuals who are not resident in Spain for tax purposes, and do not operate through a permanent establishment in Spain, will be exempt from taxation in certain circumstances. United States Residents should consult their tax advisors in order to make effective this exemption.

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

Taxation of Capital Gains

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. For Spanish tax purposes, income obtained by you, if you are a U.S. Resident, from the sale of BBVA’s ADSs or ordinary shares will be treated as capital gains. Spanish Non-Resident Income Tax is currently levied at a 18% tax rate on capital gains obtained by persons who are not residents of Spain for tax purposes, who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain.

Notwithstanding the above, capital gains derived from the transfer of shares on an official Spanish secondary stock market by any holder who is resident in a country that has entered into a treaty for the avoidance of double taxation with an “exchange of information” clause (the Treaty contains such a clause) will be exempt from taxation in Spain. Additionally, capital gains realized by non-residents of Spain who are entitled to the benefit of an applicable treaty for the avoidance of double taxation will, in the majority of cases, not be taxed in Spain (since most tax treaties provide for taxation only in the taxpayer’s country of residence). If you are a U.S. Resident, under the Treaty, capital gains arising from the disposition of ordinary shares or ADSs will not be taxed in Spain. You will be required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities an IRS certificate of residence in the United States, together with the corresponding Spanish tax form.

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

Alternatively, corporations that are non-resident of Spain that receive BBVA’s shares or ADSs as a gift are subject to Spanish Non-Resident Income Tax at a 18% tax rate on the fair market value of such ordinary shares or ADSs as a capital gain. If the donee is a United States resident corporation, the exclusions available under the Treaty described in “—Taxation of Capital Gains” above will be applicable.

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

This discussion assumes that BBVA was not a passive foreign investment company (“PFIC”) for 2006 (as discussed below).

Taxation of Distributions

Distributions, before reduction for any Spanish income tax withheld by BBVA or its paying agent, made with respect to ADSs or ordinary shares (other than certain pro rata distributions of BBVA’s capital stock or rights to subscribe for shares of its capital stock) will be includible in the income of a U.S. Holder as ordinary dividend income, to the extent paid out of our current or accumulated earnings and profits as determined in accordance with U.S. federal income tax principles. The amount of such dividends will be treated as foreign source dividend income and not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to noncorporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum tax rate of 15%. Noncorporate U.S. Holders should consult their own tax advisors to determine the implications of the rules regarding this favorable rate in their particular circumstances.

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

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Spanish income taxes withheld by BBVA or its paying agent. A U.S. Holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances.

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

Passive Foreign Investment Company Rules

Based upon certain proposed Treasury regulations (“Proposed Regulations”) we believe that we were not a PFIC for U.S. federal income tax purposes for our 2006 taxable year. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time and since there is no guarantee that the Proposed Regulations will be adopted in their current form, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition of an ADS or an ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ADS or the ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for ordinary income of taxpayers of the U.S. Holder’s type for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Similar tax rules would apply to any distribution in respect of ADSs or ordinary shares in excess of 125% of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Additionally, if we were a PFIC for any taxable year during which a U.S. Holder held an ADS or ordinary share, such U.S. Holder would be required to make an annual return on IRS Form 8621 for that year, describing the distributions received from BBVA and any gain realized on the disposition of ADSs or ordinary shares. Certain elections may be available (including a mark-to-market election) to U.S. persons that may help mitigate the adverse consequences resulting from PFIC status.

Information Reporting and Backup Withholding

Information returns may be filed with the Internal Revenue Service in connection with payments of dividends on, and the proceeds from a sale or other disposition of, ADSs or ordinary shares. A U.S. Holder may be subject to U.S. backup withholding on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

F.	Dividends and Paying Agents
Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

The documents concerning BBVA which are referred to in this Annual Report may be inspected at its offices at Plaza de San Nicolás 4, 48005 Bilbao, Spain. In addition, we are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by BBVA with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which BBVA’s ADSs are listed. In addition, the SEC maintains a web site that contains information filed or furnished electronically with the SEC, which can be accessed over the internet at http://www.sec.gov.

I.	Subsidiary Information

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

RISK MANAGEMENT OVERVIEW

Activities involving financial instruments may involve the assumption or transfer of one or more types of risk by financial entities such as BBVA. The risks associated with financial instruments are:

•	Market risks: these arise as a consequence of holding financial instruments whose value may be affected by changes in market conditions. There are three types of market risk:

•	Currency risk: arises as a result of changes in the exchange rate between currencies;

•	Fair value interest rate risk: arises as a result of changes in market interest rates; and

•	Price risk: arises as a result of changes in market prices, due either to factors specific to the individual instrument or to factors that affect all instruments traded on the market.

•

Credit risk: this is the risk that one of the parties to the financial instrument agreement will fail to honour its contractual obligations due to the insolvency or incapacity of the individuals or legal entities involved and will cause the other party to incur a financial loss.

•

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

MARKET RISK IN TRADING PORTFOLIO IN 2006

In the BBVA Group market areas, credit and market risk are jointly managed through a limits system adapted to the activities performed on each of the trading floors. This system measures the impact of a possible adverse market evolution on positions, both under ordinary circumstances and under situations of risk factor stress. The Executive Committee approves global Value-at-Risk (“VaR”) limits for each unit according to the specific risks each unit presents, differentiated by type of risk, business activities undertaken and the unit’s organizational structure. The market risk unit is responsible for maintaining an adequate equilibrium between the limits of the units and the global limits as well as the correlation between VaR limits and delta sensitivity.

In order to account for profits already obtained in the applicable year, the accrual of negative profits from business units is correlated to the reduction in the VaR limits set. This scheme is complemented by loss limits and warning alerts that automatically trigger procedures designed to alleviate potentially harmful situations that might compromise the business area activities.

The measurement model employed is parametric VaR, which applies a covariance matrix, with a confidence level of 99% and a one-day time horizon. This model also considers basis risk, spread, convexity and other risks associated with embedded options and structured products. The VaR provides a forecast of the expected maximum loss over a fixed time horizon (one-day in the case of BBVA) that portfolios could incur stemming from fluctuations recorded in the equity market and in interest and exchange rates, as well as in credit markets through the credit spread. In the case of the BBVA Group, this is the maximum expected loss in 99 days out of every 100 days. We have used 2 years of historical data in preparing our measurement model.

In order to assess impacts on less liquid markets or those with a higher probability of transitory nonliquidity, periodical analyses are carried out taking into account the different liquidity conditions affecting the financial markets. These are likewise combined with economic capital and VaR limits in stress situations, considering the impact of past financial crises and foreseeable future scenarios. Finally, the market risk measurement model incorporates back-testing or ex-post comparison, which verifies the accuracy of the risk measurements made, comparing day-on-day management results at different aggregation levels, with the corresponding VaR measurements for those same levels.

We expect the expansion of the new risk measurement platform, which had been implemented in Spain and Mexico as of December 31, 2006, to the BBVA Group’s Latin American business units in 2007 will provide a more accurate and flexible measurement based on VaR calculation by historical and Monte Carlo simulation. The new platform will lead to the future integration of market risk and credit risk for the entire perimeter of the Advanced Internal model for capital cost allocation.

The BBVA Group’s market risk in 2006 (measured as VaR without smoothing) has remained at moderate levels. The increase in the volatility of some Latin American markets in the second quarter of the year (during election periods) indicated recoveries in the VaR with smoothing, which continued to fall in the subsequent months of 2006. The below table shows the evolution of the BBVA Group’s market risk (measured as VaR without smoothing) in 2006.

In 2006, the BBVA Group’s daily market risk stood at an average of €19.6 million (VaR without smoothing). The dispersion of the VaR figures in 2006 is shown below.

By risk factors, the most important was interest rate risk (46% of the total at the close of the year), which includes systematic risk and specific risk linked to spreads. Vega risk and correlation risk account for 18.5% and 11% of the total, respectively, while equity and foreign exchange risks represented 21.5% and 3%, respectively, at December 31, 2006.

Market risk by risk factors in 2006

(Million euros)

		Daily VaR
	31-12-06	Average	Maximum	Minimum
Interest(1)	12.1	11.8	16.9	8.0
Exchange rate(1)	0.7	1.2	3.6	0.5
Equity(1)	5.8	4.2	9.9	1.8
Vega and correlation	5.2	5.2	7.0	4.1
Diversification effect	(3.1)	(2.9)	—	—

TOTAL	20.7	19.6	24.2	15.4

(1)	Includes gamma risk of fixed-income, exchange rate and equity options, respectively. Interest risk includes the spread.

By geographical areas, based on the BBVA entity as to which the risk relates, as of December 31, 2006, 68.3% of the market risk in terms of VaR corresponded to Europe and the United States and 31.7% to the Group’s Latin American banks, of which 21.2 p.p. was concentrated in Mexico. In 2006, the risk profile for developed and emerging countries remained similar to that observed in 2005.

The aggregate daily VaR limit for 2006 was €50.2 million. The average daily VaR limits used by the Group’s main business units reached 39% when calculated without exponential smoothing and 31% with exponential smoothing, for the year ended December 31, 2006.

The back-testing comparison performed with market risk management results for the BBVA S.A. perimeter in 2006, which made a day-on-day comparison between holding earnings and the risk level estimated by the model, confirmed the accurate functioning of the Group’s risk model.

The breakdown of the risk exposure by categories of the instruments within the trading portfolio, as of December 31, 2006, 2005 and 2004 were as follows:

	Thousands of euros
	2006	2005	2004
Loans to Credit institutions	17,149,744	27,470,224	16,702,957
Debt securities	68,737,919	82,009,555	83,211,589
Derivatives	6,195,150	8,525,664	7,607,036

Total	92,082,813	118,005,443	107,521,582

MARKET RISK IN NON-TRADING ACTIVITIES IN 2006

Interest Rate Risk

The exposure of financial institutions to variations in interest rates is a risk inherent to the banking business. The different terms of maturity and repricing of debtor and creditor positions represent the main source of interest rate risk, by virtue of how they are affected to a greater or lesser degree by interest rate variations. Nevertheless, the effect of changes in the slope or shape of interest rate curves must also be taken into consideration, as must the embedded option of certain products.

In accordance with the recommendations made by the Basel Committee on Banking Supervision, the BBVA Group has a suitable organizational structure to control and manage its structural interest rate risk, which assures the necessary independence in undertaking such functions. ALCO is responsible for management of the asset and liability risk, excluding the Markets or Cash Management areas’ activities, in accordance with the risk profile defined by the Group’s managerial bodies. To comply with its commitments, Financial Management is supported by the measurements taken by the Risk Management area, which, acting as an independent unit, designs the measurement, monitoring, reporting and control systems, as well as the limits policies.

The effects of structural interest rate risk may be analyzed both from the viewpoint of their repercussions on the Group’s income statement, in the short and medium term, and from the viewpoint of their impact on its economic value, taking a longer term view. To this end, the BBVA Group uses several indicators to perform a complementary assessment of the impact that variations in interest rates could have on its net interest income one or two years in the future, and thus on the Group’s economic value.

A gap analysis provides a simplified view of the balance sheet structure and highlights the impact of temporary movements in interest rates. The table included shows the gaps in the BBVA structural balance sheet (expressed in euro) as of December 31, 2006, calculated from the maturity and repricing dates of the main items sensitive to interest rate variations, depending on whether they are fixed or variable rate.

Matrix of maturities and repricing dates of BBVA’s structural balance sheet in euros

(Million euros)	Balance	1 month	1-3 months	3-12 months	1-2 years	2-3 years	3-4 years	4-5 years	As of 5 years
ASSETS
Money market	29,412	14,724	8,756	4,753	573	123	262	7	214
Lending	157,008	36,273	39,229	63,754	6,073	2,898	1,829	2,032	4,919
Securities portfolios	12,565	834	865	989	820	1,116	295	1,368	6,279
Other sensitive assets	36,113	33,694	43	65	922	1,039	225	33	93
Derivatives	53,905	1,326	1,547	8,526	1,970	5,947	7,280	4,812	22,496

TOTAL SENSITIVE ASSETS	289,003	86,851	50,440	78,087	10,358	11,123	9,981	8,252	34,001

LIABILITIES
Money market	18,288	10,911	3,778	3,494	4	3	3	3	93
Customer funds	83,010	14,747	5,846	7,705	14,684	1,961	1,212	18,757	18,098
Wholesale financing	79,384	14,051	23,132	3,670	484	5,256	6,061	4,578	22,152
Other sensitive liabilities	51,120	27,758	8,227	6,140	1,820	739	616	911	4,909
Derivatives	63,188	23,711	32,494	5,709	422	513	27	52	259

TOTAL SENSITIVE LIABILITIES	294,990	91,178	73,477	26,717	17,415	8,473	7,919	24,300	45,512

GAPS	(5,987)	(4,327)	(23,037)	51,370	(7,057)	2,650	1,972	(16,048)	(11,511)

The Risk Management area also calculates the sensitivities of net interest income and economic value and the impact that parallel shifts in interest rate curves have on them. Although parallel shifts of various magnitudes are assessed, both upwards and downwards, the shift used as the standard benchmark in BBVA is 100 basis points. The graph included shows the structural interest rate risk profile of the Group’s main component institutions, according to their sensitivities as of December 31, 2006.

In addition to sensitivity calculations, BBVA uses interest rate curve simulation models, which also generate and assess movements other than parallel shifts, such as changes in slope and curvature. Estimation of the impacts of such curves enables calculation of the maximum expected losses the Group might incur for a particular confidence level and time horizon in terms of net interest income and economic value. The expected loss for a 99% confidence level represents the economic capital through structural interest rate risk. These measurements are complemented by an assessment of foreseeable and stress scenarios, which are periodically updated in accordance with the evolution of the economic and financial environment.

Throughout 2006, the BBVA Group endeavoured to improve its structural interest rate risk measurement tools to adapt them to the sophisticated and varied range of products and markets in which it operates. It has likewise furthered its analysis of the different structural interest rate risk factors in order to identify the most significant specific exposure factors. Financial Management manages the structural balance sheet and aims to ensure stability and recurrence of net interest income while maximizing value creation. To do so, it takes asset and liability positions and employs a wide range of financial instruments to achieve appropriate coverage. The measures Financial Management can take in the sphere of structural interest rate risk are constrained by the limits structure, which is approved annually by the Executive Committee and monitored by the Risk Management area. The graph shows the average use of limits in 2006, in which the upward trend in interest rates increased market volatility.

The following tables indicate in millions of euros the average interest rate risk exposure levels of the main financial institutions of the BBVA Group in 2006:

	Average Impact on Net Interest Income
	100 Basis-Point Increase				100 Basis-Point Decrease
ENTITIES	Euro	Dollar	Other	Total	Total
BBVA	-141	+15	-1	-127	+144
Other Europe	+1	—	—	+1	-1
BBVA Bancomer	—	+23	+58	+81	-81
BBVA Puerto Rico	—	-4	—	-4	—
BBVA Chile	—	-1	-3	-4	+4
BBVA Colombia	—	—	+6	+6	-6
BBVA Banco Continental	—	+1	+4	+5	-6
BBVA Banco Provincial	—	+1	+10	+11	-11
BBVA Banco Francés	—	—	-2	-2	+3

	Average Impact on Economic Value
	100 Basis-Point Increase				100 Basis-Point Decrease
ENTITIES	Euro	Dollar	Other	Total	Total
BBVA	+450	+3	-5	+448	-490
Other Europe	-26	—	—	-26	+28
BBVA Bancomer	—	+18	-195	-177	+174
BBVA Puerto Rico	—	-17	—	-17	+3
BBVA Chile	—	—	-45	-45	+32
BBVA Colombia	—	—	-6	-6	+7
BBVA Banco Continental	—	-12	—	-12	+13
BBVA Banco Provincial	—	—	+12	+12	-12
BBVA Banco Francés	—	—	-42	-42	+47

Exchange Rate Risk

Structural exchange rate risk refers to the effects that variations in exchange rates can have on a banking institution’s strategic or permanent positions. In the BBVA Group, this risk essentially stems from its holdings in institutions in South America, Mexico and the United States. Exchange rate variations affect the value of such investments in euro and impact on the Group’s equity value. Furthermore, the earnings in foreign currencies generated by the holdings in the aforementioned institutions are also exposed to exchange rate variations.

In BBVA, the structural exchange rate risk management and monitoring functions are appropriately segregated, as Financial Management is responsible for the former and the Risk Management area for the latter. The Risk Management area is responsible for measuring the risk, assessing its impact on the Group’s equity value and also on its income statement. To do so, it uses exchange rate simulation models that take into account the historical behaviour of these variables and their foreseeable future evolution, in accordance with market expectations and the possibility of exchange rate crises arising. Such simulations enable calculation of the economic capital through structural exchange rate risk, which means the expected loss that the Group’s equity value would undergo due to an exchange rate variation, given a 99% confidence level. This methodology is also used to estimate possible impacts on the income statement and determine each currency’s independent contribution to the risk assumed, in order to identify the most significant exchange rate risk exposures.

Financial Management manages structural exchange rate risk in order to stabilize income in euro and maximize the Group’s equity value, in accordance with its market expectations and by taking hedging alternatives and their cost into consideration. Financial Management is therefore continually assessing the instruments available on the market to perform hedging operations that prove effective and imply the lowest possible cost. During 2006, a year marked by the strength of the euro versus the dollar and by the generalised depreciation of Latin American currencies, the average coverage of the book value of BBVA Group’s holdings in foreign currency stood at 35%. Financial Management hedged around 70% of the 2006 income in foreign currency as of December 31, 2006 and it has sought to provide coverage of the earnings forecast for 2007.

Financial Management’s activity concerning exchange rate risk is constrained by the economic capital limit set annually by the Executive Committee, in order to maintain exposure within acceptable tolerance levels. The Risk Management area regularly monitors compliance with this limit, whose average use during 2006 was 72% of the limit.

Equity Portfolio Risk

The risks implicit in the Group’s holdings in industrial and financial companies are managed in order to minimise the potential effect of adverse market fluctuations on the value of these portfolios, as well as to keep maintaining them at levels aligned with the desired, long term, global risk profile of the Group.

In accordance with the corporate governance scheme, the Executive Committee defines the general framework governing the policies and procedures for management of such risks, and it determines the maximum tolerance levels for the main portfolios. The Risk Management area is responsible for identifying, measuring and monitoring the risks inherent in these investments. It is also responsible for keeping executive management informed of these issues and pre-empting, if possible, any deviation with respect to the Group’s previously defined strategy by applying a series of risk and income indicators.

The corporate risk model provides conservative estimations of potential losses based on statistical models for the holdings portfolios, including positions held in derivative instruments over the same underlying assets. The market data employed is relevant for the risk profile of the holdings kept in portfolios and reflects an extended sampling period to account to the different phases of the cycle in a manner consistent with the investments’ medium and long term horizon. In order to verify the validity of the estimations, these are compared with the yields actually obtained in the holdings portfolios for the same periods. Stress tests and sensitivity analyses are likewise carried out under different scenarios simulated for the relevant risk factors, over the foundations of forecasts by the Research department and other analysts, which enable greater depth to be attained in risk profile analysis.

Among other measures, the model generates the economic capital assigned to these investments for a one-year horizon with a confidence level at the institution’s objective rating, as a uniform measurement for the Group’s overall risk map. These estimations are also used to assess the equity portfolios through risk-adjusted yield and value creation measurements.

The Group’s level of equity exposure fell considerably in 2006, enhanced by divestments and the increase in the use of hedging strategies with derivative instruments to preserve the capital gains obtained through the generalized rise in stock market share prices in the course of the year. The aggregate sensitivity of the Group’s equity holdings before a 1% fall in share prices stood at €75 million at the close of year, with 73% concentrated in highly liquid equities in the EU.

CREDIT RISK MANAGEMENT

Methodologies for credit risk quantification

A credit risk profile can be quantified in two ways: (i) expected loss and (ii) expected loss measured in terms of economic capital. The Group has implemented numerous tools for loan classification and historic information infrastructures that enable estimation of the inputs necessary to calculate expected loss and capital. Such measurements considered together with cost and yield information, provide effective internal risk management, and facilitate compliance with the regulatory requirements set forth within the framework of Basel II.

Group master scale

BBVA has a master scale designed to facilitate homogenous classification of the Group’s various risk portfolios. Two versions of this exist: the narrow version, which classifies outstanding risks into 17 groups, and the broad version, which breaks them down into 34 degrees.

BBVA master scale

(Long version)

	Default probability (in basis points)
Master scale rating	Average	Minimum from ≥	Maximum to <
AAA	1	0	2
AA+	2	2	3
AA	3	3	4
AA-	4	4	5
A+	5	5	6
A	8	6	9
A-	10	9	11
BBB+1	12	11	14
BBB+2	15	14	17
BBB1	18	17	20
BBB2	22	20	24
BBB-1	27	24	30
BBB-2	34	30	39
BB+1	44	39	50
BB+2	58	50	67
BB1	78	67	90
BB2	102	90	116
BB-1	132	116	150
BB-2	166	150	194
B+1	204	194	226
B+2	250	226	276
B+3	304	276	335
B1	370	335	408
B2	450	408	490
B3	534	490	581
B-1	633	581	689
B-2	750	689	842
B-3	945	842	1,061
CCC+	1,191	1,061	1,336
CCC	1,500	1,336	1,684
CCC-	1,890	1,684	2,121
CC+	2,381	2,121	2,673
CC	3,000	2,673	3,367
CC-	3,780	3,367	4,243

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

Scorings

These tools classify retail operations (consumer mortgages, credit cards, small businesses, etc.). The accompanying graphs provide a breakdown of the default rates, at one-year intervals, of some of the BBVA Group tools in Spain. As can be seen, there is a correlation between the length of time an entity has been in existence and the increased creditworthiness of a retail operation.

In addition to the scoring metric above (referred to as “reactive scoring”), BBVA analyzes classification tools used to determine the possible approval of new operations based on information that is unrelated to customer behavior (referred to as “behavioral scorings”. Behavioral scorings are the analysis tools used in the Group that account for past behavior (product and customer), using a variety of variables, such as the number of default cycles over prior periods or the number of consecutive increases in the customer’s balance. The graph shows an example of behavioral scoring from the BBVA Group in Mexico.

Ratings

The Group has rating tools to classify different customer segments. These tools do not classify operations; they classify customers.

For example, the accompanying graphs show the probabilities of default deriving from some of the Group’s rating tools, based on the scores assigned by each tool. These probabilities have been calculated using internal data. For low default segments (sovereign borrowers, financial institutions and large corporate risk), internal information is complemented by benchmarkings from external rating agencies.

The probabilities of default assigned to each score of the rating tool are business cycle-adjusted, to account for the historical rates and how the future economic cycles are expected to evolve. This probability is then linked to the BBVA Group master scale so that all the Group’s transactions have an internal rating assigned to them.

Loss Given Default

Loss given default (“LGD”) is defined as the percentage of risk exposure that is not expected to be recovered in the event of default. The primary method the BBVA Group uses to calculate loss given default is known as “Workout LGD”. It is based on discounting the cash flows of the defaulted exposure that have been collected at different times as a result of the recovery process. In the case of low default rate portfolios, other methods are also used, such as external sources for obtaining market references on LGD rates similar to those of the internal portfolio.

In the course of 2006, the greater depth in its historical databases has enabled the Group to enhance consistency in its estimations of the LGD parameter. The accompanying graph provides, as an example, the stability of the LGD estimations associated with default on credit card operations in Spain (where LGD is expressed as a percentage of what is not expected to be recovered, with respect to an operation’s exposure that still remains in default). The results of such LGD estimations appear to remain stable, as illustrated when the data for previous periods was analyzed and did not produce any substantial changes in the conclusions that were previously reached.

As was the case for the probability calculations, the Group’s historical databases allow it to analyze the characteristics of customers or transactions relevant for LGD assignation, and to thus determine their intrinsic characteristics (such as bimodal distribution, seasoning, etc.).

In the BBVA Group, different LGD rates are allocated to outstanding receivables (defaulted or non-defaulted), according to a combination of significant factors, such as the features of each product and whether or not there is a guarantee for such receivable. In addition, these LGD rates are estimated in order to determine expected loss, economic capital and regulatory capital under Basel II. Some of the factors assessed are outlined below:

•	Seasoning: one of the key factors determining LGD is the period that elapses from contract arrangement to default; the higher a transaction’s seasoning, the lower its LGD.

•	Time elapsed in default: a further important factor in LGD estimations is the time that a transaction remains in default.

•

Combination of significant factors: another material analysis is how LGD evolves according to the time that elapses from contract arrangement to customer default and the time the customer is in default. The accompanying graph provides an aggregate representation of this evolution for unsecured loans, credits and receivables. Each line of the graph corresponds to different seasonings.

•

Loan/value ratio: internal studies show that LGD increases according to increase in the loan to value (“LTV”) percentage. LTV is the ratio between the amount of the loan and the property value. However, this relationship does not apply to mortgages with an LTV exceeding 85%, given that in such transactions there are usually additional guarantees or guarantors. For example, the accompanying table shows LGDs for mortgages within an LTV range of 65% and 85%, and reflects the combined impact of the significant factors listed herein.

LGD for mortgage loans with LTV between 65% and 85%

	Transaction seasoning (years)
	Up to 1 year	From 1 to 2	From 2 to 3	As of 3 years
Non-defaulted	7.3%	5.5%	4.0%	2.9%
Up to 1 year	26.4%	21.8%	17.4%	15.7%
From 1 to 2	45.8%	40.5%	36.4%	29.8%
From 2 to 3	58.7%	54.2%	51.4%	35.4%
From 3 to 4	65.0%	60.3%	60.3%	39.6%
From 4 to 5	68.4%	61.0%	61.0%	45.8%
From 5 to 6	89.5%	87.0%	87.0%	81.9%
As of 6 years	100.0%	100.0%	100.0%	100.0%

In order to comply with the requirements of the Basel Banking Supervision Committee under concerning estimation of the “downturn LGD”, the BBVA Group adjusts the LGD of all its portfolio transactions, with some differences depending on the transaction status (defaulted or non-defaulted). The graphs below show the suggested adjustments for defaulted and non-defaulted portfolio transactions. These graphs indicate that the higher the LGD, the lower is the proposed adjustment due to the lower level of volatility experienced by the LGD when it rises.

Exposure at default

Exposure at default is another fundamental parameter required for calculating expected loss and economic capital in the Group’s operations. During 2006, we undertook further studies to estimate conversion factors required for determining exposure at default, using the same input data structure as that employed for estimating the other risk parameters. We expect these estimations, obtained with internal data, will be incorporated into the historical databases, which we expect to contribute to improving internal estimations of expected loss and economic capital for those exposure positions off the balance sheet.

CREDIT RISK IN 2006

The Group’s maximum exposure to credit risk stood at €495,559 million as of December 31, 2006, representing an increase of 8.8% over year-end 2005. By business areas, Retail Banking in Spain and Portugal accounted for 32.9% of the exposure, Wholesale Businesses for 44.6%, Mexico and the United States for 16.8% and South America for 5.8%.

Maximum exposure to credit risk

(Million euros)

	31-12-06						31-12-05	31-12-04
	Retail Banking Spain and P.	Wholesale and Investment B.	Mexico and USA	South America	Corporate Activities	GROUP TOTAL	GROUP TOTAL	GROUP TOTAL
GROSS CREDIT RISK (DRAWN)	122,764	128,774	36,027	19,735	(2,050)	305,250	252,275	198,230

Loans and receivables	119,325	91,877	35,053	17,685	(972)	262,969	222,413	176,673
Contingent liabilities	3,439	36,896	975	2,050	(1,079)	42,281	29,862	21,558
TRADING ACTIVITY	11,529	29,869	26,598	7,838	16,250	92,083	118,005	107,534

Credit entities	388	8,592	2,086	3,187	2,896	17,150	27,470	16,703
Fixed income	11,141	18,858	22,617	3,768	13,354	68,738	82,010	83,224
Derivatives	—	3,418	1,895	883	—	6,195	8,526	7,607
THIRD-PARTY LIABILITIES	28,605	62,161	20,752	1,372	(14,664)	98,226	85,001	60,717

TOTAL	162,898	220,803	83,377	28,945	(464)	495,559	455,282	366,4281

As of December 31, 2006, customer lending risks (61.6% of the total, including contingent liabilities) and third party liabilities (accounting for 19.8%) increased by 21.0% and 15.6%, respectively, whereas the potential exposure to credit risk in market activities including potential exposure from derivatives (18.6% of the total) fell by 22.0%.

Risk distribution over the year has been affected by the depreciation of Latin American currencies versus the euro and the incorporation of Texas State Bank in the United States. Taking both factors into consideration, in addition to organic growth, the Group’s geographic distribution remained stable at the close of December 31, 2006 and 2005. At December 31, 2006 the Group’s operations in Spain (including foreign branches, basically in Europe) accounted for 79.7%, the rest of Europe accounted for 2.0% (spread almost equally between the retail and wholesale businesses), while exposure in the United States, Mexico and South America (shown in the graph below as “The Americas”) represented 18.3%, of which the vast majority (75.8%) was concentrated in investment grade countries.

The accompanying table, as of December 31, 2006, indicates the distribution of customer lending. Lending to the private domestic sector in Spain amounted to €167 billion, and risks were widely spread in terms of counterparties and sectors.

Customer lending by sectors

(Million euros)

	31-12-06			31-12-05	31-12-04
	Residents	Non-residents	TOTAL	TOTAL	TOTAL
Public sector	15,987	5,207	21,194	22,125	20,345
Agriculture	1,818	1,315	3,133	2,505	1,608
Industry	15,965	8,765	24,731	17,930	16,715
Real estate and development	33,803	7,698	41,502	36,562	25,232
Commercial and financial	15,231	23,679	38,910	36,194	17,703
Loans to individual customers	78,190	25,728	103,918	82,583	70,613
Leasing	6,717	975	7,692	6,726	6,431
Others	15,519	5,775	21,294	17,370	17,036

SUBTOTAL	183,231	79,143	262,374	221,995	175,593

Interest, fees and others	166	429	595	418	1,080

TOTAL	183,397	79,572	262,969	222,413	176,673

Exposure distribution by ratings, which comprises companies, financial entities, institutions and sovereign borrowers, indicated that 63% of the exposure was concentrated on customers with an A rating or above at December 31, 2006.

If sovereign risks were excluded, 57% of customers held an A rating and 76% had a rating equal to or above BBB-.

The distribution by ratings is also provided for business segment ratings corresponding to the parent bank as of December 31, 2006.

Expected losses

The expected loss in the non-performing portfolio, expressed in attributed terms and adjusted to business cycle average, stood at €2,030 million as of December 2006. The corresponding graph shows the consumption of attributable expected losses by business areas as of December 31, 2006. Wholesale Businesses, with an exposure accounting for 37.3% of the total, had an expected loss to exposure ratio of 0.16%. Retail Banking in Spain and Portugal, with an exposure weight of 36.8%, showed an expected loss to exposure ratio of 0.35%. Mexico and the United States had a weight of 20.2% and a ratio of 1.27%, while South America represented a weight of 5.7% with an expected loss to exposure risk of 1.64%.

The principal portfolios of the parent company in Spain have experienced consumption of expected loss and economic capital as shown in following table.

Risk statistics for the main BBVA, S.A. portfolios

	Exposure (1)	Expected losses		Economic capital
	Million euros	Million euros	%	Million euros	%
Consumer loans	7,440	87	1.17%	278	3.74%
Mortgage	60,817	93	0.15%	1,096	1.80%
SMEs	16,818	44	0.26%	560	3.33%
Corporates	47,186	37	0.08%	1,189	2.52%

(1)	Includes off-balance-sheet positions to which the corresponding conversion factors are applied. Segmentation according to tool used for rating.

Concentration

At the close of the year, the Group had 104 company groups (79 in 2005) with credit risk exposure (consisting of investment and guarantees) exceeding €200 million, which represented 19% of the Group’s overall risk (compared to 15% as of December 31, 2005). 90% of such company groups had an investment grade loan rating. At December 31, 2006, this risk was concentrated as follows: 69% in Spain, 22% from the Bank’s branches abroad, and 9% in Latin America, of which Mexico accounted for 7%. The major sectors in which the credit exposure was concentrated at December 31, 2006 were: real estate and construction (27%), institutional (19%), electricity and gas (12%), consumption and services (11%) and telecommunications (10%).

Non-performing Loans

As of December 31, 2006, the volume of NPLs was at €2,531 million, of which €40 million corresponded to non-performing contingent liabilities. Despite strong growth in credit activities, NPLs recorded an increase of only 6.3%, which was attained without increasing transfers to write-offs and the rate of which fell to 13.9% of the critical mass (which is composed of the existing NPL at the end of 2005 plus the NPL originated during 2006), in comparison with the 15.9% and 14.2% recorded for 2005 and 2004, respectively.

The movement in non-performing loans between January 1, 2006 and December 31, 2006 for deteriorated credit to the customer base and non-performing contingent liabilities is shown in the following table.

Trend in NPL

(Million euros)

	2006	2005	2004
BEGINNING BALANCE	2,382	2,248	3,028

Entries	2,742	1,943	1,988
Recoveries	(1,830)	(1,531)	(1,575)
NET ENTRY	912	412	413

Transfers to write-offs	(707)	(667)	(713)
Exchange differences and others	(56)	389	(480)

FINAL BALANCE	2,531	2,382	2,248

When analyzed by business areas, NPL trends in 2006 indicate that Wholesale Businesses and in South America had reduced net entries. Mexico has been affected by strong growth in its consumer loan and credit card activity, which while more profitable, were coupled with higher default rates; whereas Retail Banking in Spain and Portugal increased its NPLs due to strong risk growth recorded in all segments and especially the boost in consumer products.

NPL trend by business areas

(Million euros)

	Retail Banking Spain and Portugal		Wholesale and Investment Banking		Mexico and USA		South America
	2006	2005	2006	2005	2006	2005	2006	2005
BEGINNING BALANCE	672	740	303	370	663	495	631	549

NET ENTRY	277	76	57	4	512	292	59	32

Transfers to write-offs	(129)	(144)	(73)	(77)	(406)	(291)	(99)	(149)
Exchange differences and others	5	—	(9)	6	20	167	(65)	199

FINAL BALANCE	825	672	278	303	789	663	526	631

The Group’s default rate dropped 11 basis points in the course of the year to reach 0.83%, which was the result of high credit growth and containment of non-performing balances. The default rate in South America dropped 100 basis points to 2.67%. The Mexico and United States area, affected by the incorporation of the Texas State Bank and the strong growth experienced in consumer loans and credit cards, also reduced its default rate by 5 basis points, to stand at 2.19%. Wholesale Businesses, reduced its rate by 7 basis points to a historic low of 0.22%. Despite the change in investment structure, Retail Banking in Spain and Portugal nearly managed to maintain a practically stable default rate.

Provisioning for insolvency risk in the customer lending portfolio increased by 14.8%, to reach €6,905 million. Such increase was due to the growth of generic provisions produced by the strong credit activity. This increase in funds, which was spread across all the business areas, was key in leveraging the BBVA Group coverage rate up to 272.8%, and thus enhancing its capital strength.

LIQUIDITY RISK

Liquidity risk is that which can give rise to the entity not being able to meet its payment obligations or that which, in order to meet them, implies having to do so on onerous terms.

Liquidity risk measurement and control in BBVA is performed by the Risk Management area and is kept separate from liquidity risk management. Its day-to-day management comes under the Market area, whereas monitoring of medium-term liquidity corresponds to Financial Management, which executes the decisions taken by the ALCO in its monthly meetings.

BBVA’s principal measures for controlling liquidity risk include the daily monitoring of short term liquidity (payments and collections within the cash management activity and the most important in the bank as a whole), comprising a time horizon from one to ninety days, and the monthly monitoring of structural liquidity, which projects the liquidity gaps for the next twelve months, in accordance with the institution’s Financial Forecast.

Measurement, both for the short and medium-term, is performed using a number of quantitative indicators, for which limits and/or alerts are set. These limits vary, covering different factors that are susceptible to control, ranging from liquidity gaps to the capacity for market access or the concentration degree such capacity exhibits. However, qualitative indicators that may influence liquidity are also monitored, such as the perception the market or rating agencies may have of liquidity. The limits structure is approved annually by the Executive Committee.

BBVA has developed a Contingency Plan, the object of which is to establishes actions to be taken in the event of a liquidity crisis and which allocates responsibilities and provides measures to be taken should various types of scenarios arise. Liquidity analysis in crisis situations includes the performance of stress analyses, differentiating between specific BBVA and system-wide crises

During 2006, consumption of liquidity indicators has remained below the limits authorised by the Executive Committee at all times.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2006, BBVA, under the supervision and with the participation of BBVA’s management, including our Chairman and Chief Executive Officer, President and Chief Operating Officer and Chief Accounting Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, BBVA’s Chairman and Chief Executive Officer, President and Chief Operating Officer and Chief Accounting Officer concluded that BBVA’s disclosure controls and procedures were effective for gathering, analyzing and disclosing the information BBVA is required to disclose in the reports it files under the Exchange Act, within the time periods specified in the SEC’s rules and forms.

Management’s Report on Internal Control Over Financial Reporting

The management of BBVA is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15 (f) under the Exchange Act. BBVA’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of BBVA;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of BBVA’s management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of BBVA’s management, including our Chairman and Chief Executive Officer, President and Chief Operating Officer and Chief Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2006, our internal control over financial reporting was effective based on those criteria.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group” — Note 4) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Group maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2006, 2005 and 2004 of the Group and the related consolidated statements of income, changes in equity (recognized income and expense), and cash flows for the years then ended, and our report dated March 30, 2007, expressed an unqualified opinion on those Consolidated Financial Statements and included an explanatory paragraph stating that the EU-IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), that the information relating to the nature and effect of such differences is presented in Note 62 to the Consolidated Financial Statements of the Group and that such Note explains that the Group under U.S. GAAP changed its method of recognition of actuarial gains and losses regarding defined benefit plans from deferral method to immediate recognition in 2005.

DELOITTE, S.L.

Madrid – Spain

March 30, 2007

Changes in Internal Control Over Financial Reporting

There has been no change in BBVA’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

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

	Year ended December 31,
Services Rendered	2006	2005	2004
	(thousands of euros)
Audit Fees (1)	4,216	3,459	3,756
Audit-Related Fees (2)	5,163	1,205	1,932
Tax Fees (3)	234	—	—
All Other Fees (4)	805	1,197	348
Total	10,418	5,861	6,036

(1)	Aggregate fees billed for each of the last three fiscal years for professional services rendered by Deloitte, S.L. for the audit of BBVA’s annual financial statements or services that are normally provided by Deloitte, S.L. in connection with statutory and regulatory filings or engagements for those fiscal years. Total audit fees billed by Deloitte, S.L. and its worldwide affiliates, were €9,051 thousand, €7,660 thousand and €6,766 thousand in 2006, 2005 and 2004, respectively.
(2)	Aggregate fees billed in each of the last three fiscal years for assurance and related services by Deloitte, S.L. that are reasonably related to the performance of the audit or review of BBVA’s financial statements and are not reported under (1) above.
(3)	Aggregate fees billed in each of the last three fiscal years for professional services rendered by Deloitte, S.L. for tax compliance, tax advice, and tax planning.
(4)	Aggregate fees billed in each of the last three fiscal years for products and services provided by Deloitte, S.L. other than the services reported in (1), (2) and (3) above. Services in this category consisted primarily of employee education courses and verification of the security of information systems.

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

The pre-approval policy is as follows:

1.	The hiring of BBVA’s external auditor or any of its affiliates is prohibited, unless there is no other firm available to provide the needed services at a comparable cost and that could deliver a similar level of quality.

2.	In the event that there is no other firm available to provide needed services at a comparable cost and delivering a similar level of quality, the external auditor (or any of its affiliates) may be hired to perform such services, but only with the pre-approval of the Audit and Compliance Committee.

3.	The Chairman of the Audit and Compliance Committee has been delegated the authority to approve the hiring of BBVA’s external auditor (or any of its affiliates). In such an event, however, the Chairman would be required to inform the Audit and Compliance Committee of such decision at the Committee’s next meeting.

4.	The hiring of the external auditor for any of BBVA’s subsidiaries must also be pre-approved by the Audit and Compliance Committee.

5.	Agreements entered into prior to May 6, 2003 between BBVA or any of its subsidiaries and any of their respective external auditors, required the approval of the Audit and Compliance Committee in the event that services provided under such agreements continued after May 6, 2004.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period of Fiscal Year	(a) Total Number of Ordinary Shares Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	21,561,320	15.43	—	—
February 1 to February 28	31,776,781	16.42	—	—
March 1 to March 31	26,166,736	16.91	—	—
April 1 to April 30	46,850,011	16.99	—	—
May 1 to May 31	37,404,087	16.54	—	—
June 1 to June 30	42,044,668	15.47	—	—
July 1 to July 31	28,954,627	16.35	—	—
August 1 to August 31	16,337,806	17.36	—	—
September 1 to September 30	14,230,660	17.96	—	—
October 1 to October 31	26,093,614	18.48	—	—
November 1 to November 30	15,235,362	18.58	—	—
December 1 to December 31	31,361,408	18.24	—	—
Total	338,017,080		—	—

During 2006, we sold a total of 337,319,748 shares for an average price of €16.77 per share.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as a part of this Annual Report.

ITEM 19.	EXHIBITS

(a) Index to Financial Statements

(b) Index to Exhibits:

Exhibit Number	Description
1.1	Extracts of Amended and Restated Bylaws (Estatutos) of the Registrant.

4.1	Plan of Merger between Banco Bilbao Vizcaya, S.A. and Argentaria, Caja Postal y Banco Hipotecario, S.A.*

4.2	Master Agreement of Strategic Alliance between Telefónica and BBVA, together with an English translation.**

4.3	Transaction Agreement by and between Banco Bilbao Vizcaya Argentaria, S.A. and Compass Bancshares, Inc. dated as of February 16, 2007.

8.1	Consolidated Companies Composing Registrant.

12.1	Section 302 Chairman and Chief Executive Officer Certification.

12.2	Section 302 President and Chief Operating Officer Certification.

12.3	Section 302 Chief Accounting Officer Certification.

13.1	Section 906 Certification.

*	Incorporated by reference to BBVA’s Registration Statement on Form F-4 (File No. 333-11090) filed with the Securities and Exchange Commission on November 4, 1999.
**	Incorporated by reference to BBVA’s 1999 Annual Report on Form 20-F.

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

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ JAVIER MALAGON NAVAS
Name:	JAVIER MALAGON NAVAS
Title:	Chief Accounting Officer

Date: March 30, 2007

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE

YEAR ENDED DECEMBER 31, 2006

AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the accompanying consolidated balance sheets of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group”—Note 4) as of December 31, 2006, 2005 and 2004, and the related consolidated statements of income, changes in equity (recognized income and expense), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group as of December 31, 2006, 2005 and 2004, the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards adopted by the European Union (EU-IFRS).

International Financial Reporting Standards adopted by European Union vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 62 to the consolidated financial statements. Such Note explains that the Group under U.S. GAAP changed its method of recognition of actuarial gains and losses regarding defined benefit plans from deferral method to immediate recognition in 2005.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Group’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

DELOITTE, S.L.

Madrid – Spain

March 30, 2007

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006, 2005 AND 2004

(Notes 1 to 9)

	Thousands of Euros
ASSETS	2006	2005	2004
CASH AND BALANCES WITH CENTRAL BANKS (Note 10)	12,515,122	12,341,317	10,123,090
FINANCIAL ASSETS HELD FOR TRADING (Note 11)	51,835,109	44,011,781	47,036,060
Loans and advances to credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	30,470,542	24,503,507	30,396,579
Other equity instruments	9,948,705	6,245,534	5,690,885
Trading derivatives	11,415,862	13,262,740	10,948,596
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Note 12)	977,114	1,421,253	1,059,490
Loans and advances to credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	55,542	282,916	58,771
Other equity instruments	921,572	1,138,337	1,000,719
AVAILABLE-FOR-SALE FINANCIAL ASSETS (Note 13)	42,266,774	60,033,988	53,003,545
Debt securities	32,229,459	50,971,978	45,037,228
Other equity instruments	10,037,315	9,062,010	7,966,317
LOANS AND RECEIVABLES (Note 14)	279,855,259	249,396,647	196,892,203
Loans and advances to credit institutions	17,049,692	27,470,224	16,702,957
Money market operations through counterparties	100,052	—	241,999
Loans and advances to other debtors	256,565,376	216,850,480	172,083,072
Debt securities	77,334	2,291,889	5,497,509
Other equity instruments	6,062,805	2,784,054	2,366,666
HELD-TO-MATURITY INVESTMENTS (Note 15)	5,905,636	3,959,265	2,221,502
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN THE PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—	—
HEDGING DERIVATIVES (Note 16)	1,963,320	3,912,696	4,273,450
NON-CURRENT ASSETS HELD FOR SALE (Note 17)	186,062	231,260	159,155
Loans and advances to credit institutions	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	—	—	—
Equity instruments	—	—	—
Tangible assets	186,062	231,260	159,155
Other assets	—	—	—
INVESTMENTS (Note 18)	888,936	1,472,955	1,399,140
Associates	206,259	945,858	910,096
Jointly controlled entities	682,677	527,097	489,044
INSURANCE CONTRACTS LINKED TO PENSIONS	—	—	—
REINSURANCE ASSETS (Note 19)	31,986	235,178	80,268
TANGIBLE ASSETS (Note 20)	4,527,006	4,383,389	3,939,636
Property, plants and equipment	3,816,309	3,840,520	3,337,728
Investment properties	61,082	76,742	162,649
Other assets leased out under an operating lease	649,615	466,127	439,259

	Thousands of Euros
ASSETS (Continuation)	2006	2005	2004
INTANGIBLE ASSETS (Note 21)	3,269,265	2,070,049	821,084
Goodwill	2,973,435	1,857,854	710,493
Other intangible assets	295,830	212,195	110,591
TAX ASSETS (Note 37)	5,278,197	6,420,745	5,990,696
Current	386,827	254,151	165,959
Deferred	4,891,370	6,166,594	5,824,737
PREPAYMENTS AND ACCRUED INCOME (Note 22)	673,818	557,278	717,755
OTHER ASSETS (Note 23)	1,742,703	1,941,693	1,724,082
Inventories	470,137	339,472	279,897
Other	1,272,566	1,602,221	1,444,185

TOTAL ASSETS	411,916,307	392,389,494	329,441,156

The accompanying Notes 1 to 62 and Appendices I to VI are an integral part of the consolidated balance sheet as of December 31, 2006.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006, 2005 AND 2004

(Notes 1 to 9)

	Thousands of Euros
LIABILITIES AND EQUITY	2006	2005	2004
FINANCIAL LIABILITIES HELD FOR TRADING (Note 11)	14,923,534	16,270,865	14,134,413
Deposits from credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Deposits from other creditors	—	—	—
Debt certificates	—	—	—
Trading derivatives	13,218,654	13,862,644	12,802,912
Short positions	1,704,880	2,408,221	1,331,501
OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS (Note 24)	582,537	740,088	834,350
Deposits from credit institutions	—	—	—
Deposits from other creditors	582,537	740,088	834,350
Debt certificates	—	—	—
FINANCIAL LIABILITIES AT FAIR VALUE THROUGH EQUITY (Note 25)	—	—	—
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	—	—
Debt certificates	—	—	—
FINANCIAL LIABILITIES AT AMORTISED COST (Note 26)	348,444,532	331,589,962	277,857,075
Deposits from central banks	15,237,435	21,189,193	20,301,105
Deposits from credit institutions	42,566,999	45,125,943	44,048,115
Money market operations through counterparties	223,393	23,252	657,997
Deposits from other creditors	192,373,862	182,635,181	149,891,799
Debt certificates	77,674,115	62,841,755	45,482,121
Subordinated liabilities	13,596,803	13,723,262	12,327,377
Other financial liabilities	6,771,925	6,051,376	5,148,561
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—	183,201
HEDGING DERIVATIVES (Note 16)	2,279,740	2,870,086	3,131,572
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	—	—	—
Deposits from central banks	—	—	—
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	—	—
Debt certificates	—	—	—
Other liabilities	—	—	—
LIABILITIES UNDER INSURANCE CONTRACTS (Note 27)	10,120,646	10,500,567	8,114,429
PROVISIONS (Note 28)	8,648,834	8,701,085	8,391,848
Provisions for pensions and similar obligations	6,357,820	6,239,744	6,304,284
Provisions for taxes	232,172	146,971	173,229
Provisions for contingent exposures and commitments	501,933	452,462	348,782
Other provisions	1,556,909	1,861,908	1,565,553
TAX LIABILITIES (Note 37)	2,369,166	2,100,023	1,620,795
Current	622,277	598,285	223,656
Deferred	1,746,889	1,501,738	1,397,139
ACCRUED EXPENSES AND DEFERRED INCOME (Note 22)	1,509,573	1,709,690	1,265,780
OTHER LIABILITIES (Note 23)	719,267	605,016	102,430

TOTAL LIABILITIES	389,597,829	375,087,382	315,635,893

	Thousands of Euros
LIABILITIES AND EQUITY (Continuation)	2006	2005	2004
MINORITY INTERESTS (Note 30)	768,162	971,490	737,539
VALUATION ADJUSTMENTS	3,340,694	3,294,955	2,106,914
Available-for-sale financial assets	3,355,572	3,002,784	2,320,133
Financial liabilities at fair value through equity	—	—	—
Cash flow hedges	16,859	(102,538)	(24,776)
Hedges of net investments in foreign operations	(4,576)	(443,561)	282,895
Exchange differences	(27,161)	838,270	(471,338)
Non-current assets held for sale	—	—	—
STOCKHOLDER’S EQUITY	18,209,622	13,035,667	10,960,810
Capital (Note 32)	1,740,465	1,661,518	1,661,518
Issued	1,740,465	1,661,518	1,661,518
Unpaid and uncalled (-)	—	—	—
Share premium (Note 33)	9,579,443	6,658,390	6,682,603
Reserves (Note 34)	3,628,984	2,172,158	745,134
Accumulated reserves (losses)	3,405,655	1,933,243	444,193
Retained earnings	—	—	—
Reserves (losses) of entities accounted for using the equity method	223,329	238,915	300,941
Associates	38,956	(60,542)	8,153
Jointly controlled entities	184,373	299,457	292,788
Other equity instruments	34,809	141	—
Equity component of compound financial instruments	—	—	—
Other (Note 29)	34,809	141	—
Less: Treasury shares (Note 35)	(147,258)	(96,321)	(35,846)
Income attributed to the Group	4,735,879	3,806,425	2,922,596
Less: Dividends and remuneration	(1,362,700)	(1,166,644)	(1,015,195)

TOTAL EQUITY (Note 31)	22,318,478	17,302,112	13,805,263

TOTAL LIABILITIES AND EQUITY	411,916,307	392,389,494	329,441,156

	Thousands of Euros
	2006	2005	2004
MEMORANDUM ITEMS
CONTINGENT EXPOSURES (Note 40)	42,280,698	29,861,597	21,557,649
Financial guarantees	41,448,405	29,176,854	21,102,311
Assets encumbered by third-party obligations	—	—	5,215
Other contingent exposures	832,293	684,743	450,123
CONTINGENT COMMITMENTS (Note 40)	103,221,153	89,498,392	66,762,402
Drawable by third parties	98,226,297	85,001,452	60,716,878
Other commitments	4,994,856	4,496,940	6,045,524

The accompanying Notes 1 to 62 and Appendices I to VI are an integral part of the consolidated balance sheet as of December 31, 2006.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO

VIZCAYA ARGENTARIA GROUP

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Notes 1 to 9)

	Thousands of Euros
	2006	2005	2004
INTEREST AND SIMILAR INCOME (Note 45)	19,210,234	15,847,674	12,352,338
INTEREST EXPENSE AND SIMILAR CHARGES (Note 45)	(11,215,569)	(8,932,200)	(6,447,944)
Income on equity having the nature of a financial liability	—	—	—
Other	(11,215,569)	(8,932,200)	(6,447,944)
INCOME FROM EQUITY INSTRUMENTS (Note 46)	379,473	292,495	255,146
NET INTEREST INCOME	8,374,138	7,207,969	6,159,540
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	307,648	121,495	97,040
Associates	49,349	87,491	3,753
Jointly controlled entities	258,299	34,004	93,287
FEE AND COMMISSION INCOME (Note 47)	5,118,682	4,669,124	4,056,981
FEE AND COMMISSION EXPENSES (Note 48)	(783,802)	(729,128)	(643,959)
INSURANCE ACTIVITY INCOME (Note 49)	650,431	486,923	390,618
Insurance and reinsurance premium income	2,483,999	2,916,831	2,062,030
Reinsurance premiums paid	(44,167)	(63,403)	(71,931)
Benefits paid and other insurance-related expenses	(1,538,896)	(1,785,514)	(1,704,113)
Reinsurance income	75,953	44,228	8,534
Net provisions for insurance contract liabilities	(995,999)	(1,274,283)	(413,744)
Finance income	968,057	904,318	708,901
Finance expense	(298,516)	(255,254)	(199,059)
GAINS OR LOSSES ON FINANCIAL ASSETS AND LIABILITIES (NET) (Note 50)	1,655,911	980,164	761,857
Held for trading	715,651	897,484	1,110,551
Other financial instruments at fair value through profit or loss	62,068	33,022	1,296
Available-for-sale financial assets	1,120,591	428,560	974,412
Loans and receivables	77,263	129,203	13,932
Other	(319,662)	(508,105)	(1,338,334)
EXCHANGE DIFFERENCES (NET)	377,628	287,014	297,972

GROSS INCOME	15,700,636	13,023,561	11,120,049

SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES (Note 51)	605,227	576,373	468,236
COST OF SALES (Note 51)	(473,869)	(450,594)	(341,745)
OTHER OPERATING INCOME (Note 52)	117,070	134,559	22,306
PERSONNEL EXPENSES (Note 53)	(3,988,585)	(3,602,242)	(3,247,050)
OTHER ADMINISTRATIVE EXPENSES (Note 54)	(2,341,836)	(2,160,478)	(1,850,845)
DEPRECIATION AND AMORTISATION	(472,198)	(448,692)	(448,206)
Tangible assets (Note 20)	(382,890)	(361,042)	(363,312)
Intangible assets (Note 21)	(89,308)	(87,650)	(84,894)
OTHER OPERATING EXPENSES (Note 52)	(263,340)	(249,403)	(132,139)

NET OPERATING INCOME	8,883,105	6,823,084	5,590,606

	Thousands of Euros
(Continuation)	2006	2005	2004
NET OPERATING INCOME	8,883,105	6,823,084	5,590,606
IMPAIRMENT LOSSES (NET)	(1,503,549)	(854,327)	(958,194)
Available-for-sale financial assets (Note 13)	19,105	(7,928)	55,856
Loans and receivables (Note 14)	(1,476,666)	(813,080)	(783,909)
Held-to-maturity investments (Note 15)	422	(1)	—
Non-current assets held for sale (Note 17)	(34,783)	(33,159)	4,222
Investments	—	—	(39,508)
Tangible assets (Note 20)	4,827	(1,589)	2,135
Goodwill (Notes 18 and 21)	(12,322)	—	(196,990)
Other intangible assets	—	—	—
Other assets	(4,132)	1,430	—
PROVISION EXPENSE (NET) (Note 28)	(1,338,205)	(454,182)	(850,557)
FINANCE INCOME FROM NON-FINANCIAL ACTIVITIES (Note 55)	57,602	2,467	8,737
FINANCE EXPENSES FROM NON-FINANCIAL ACTIVITIES (Note 55)	(55,227)	(1,826)	(4,712)
OTHER GAINS (Note 56)	1,128,628	284,816	622,180
Gains on disposal of tangible assets	92,902	107,838	102,874
Gains on disposal of investment	934,469	40,157	317,510
Other	101,257	136,821	201,796
OTHER LOSSES (Note 56)	(142,018)	(208,279)	(271,220)
Losses on disposal of tangible assets	(20,413)	(22,477)	(22,450)
Losses on disposal of investment	(181)	(11,751)	(9,127)
Other	(121,424)	(174,051)	(239,643)
INCOME BEFORE TAX	7,030,336	5,591,753	4,136,840
INCOME TAX (Note 37)	(2,059,301)	(1,521,181)	(1,028,631)
INCOME FROM CONTINUING OPERATIONS	4,971,035	4,070,572	3,108,209
INCOME FROM DISCONTINUED OPERATIONS (NET)	—	—	—
CONSOLIDATED INCOME FOR THE YEAR	4,971,035	4,070,572	3,108,209
INCOME ATTRIBUTED TO MINORITY INTEREST (Note 30)	(235,156)	(264,147)	(185,613)

INCOME ATTRIBUTED TO THE GROUP	4,735,879	3,806,425	2,922,596

EARNINGS PER SHARE FOR CONTINUING OPERATIONS (Note 6)
Basic earnings per share	1.39	1.12	0.87
Diluted earnings per share	1.39	1.12	0.87

The accompanying Notes 1 to 62 and Appendices I to VI are an integral part of the consolidated income statement for the year ended December 31, 2006.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO

VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY – CONSOLIDATED STATEMENTS OF

RECOGNIZED INCOME AND EXPENSE FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Notes 1 to 9)

	Thousands of Euros
	2006	2005	2004
NET INCOME RECOGNISED DIRECTLY IN EQUITY	45,739	1,188,041	415,589
Available-for-sale financial assets	352,788	682,651	642,754
Revaluation gains/losses	1,294,598	1,478,792	1,963,264
Amounts removed to income statement	(1,120,591)	(428,560)	(974,412)
Income tax	178,781	(367,581)	(346,098)
Other financial liabilities at fair value	—	—	—
Revaluation gains/losses	—	—	—
Amounts removed to income statement	—	—	—
Income tax	—	—	—
Cash flow hedges	119,397	(77,762)	(38,722)
Revaluation gains/losses	181,835	(119,634)	(59,572)
Amounts removed to income statement	—	—	—
Amounts removed to the initial carrying amount of the hedged items	—	—	—
Income tax	(62,438)	41,872	20,850
Hedges of net investment in foreign operations	438,985	(726,456)	282,895
Revaluation gains/losses	675,864	(1,117,625)	435,223
Amounts removed to income statement	—	—	—
Income tax	(236,879)	391,169	(152,328)
Exchange differences	(865,431)	1,309,608	(471,338)
Translation gains/losses	(1,328,448)	2,014,782	(725,135)
Amounts removed to income statement	—	—	—
Income tax	463,017	(705,174)	253,797
Non-current assets held for sale	—	—	—
Revaluation gains	—	—	—
Amounts removed to income statement	—	—	—
Income tax	—	—	—
CONSOLIDATED INCOME FOR THE YEAR	4,971,035	4,070,572	3,108,209
Published consolidated income for the year	4,971,035	4,070,572	3,108,209
Adjustments due to changes in accounting policy	—	—	—
Adjustments made to correct errors	—	—	—
TOTAL INCOME AND EXPENSES FOR THE YEAR	5,016,774	5,258,613	3,523,798
Parent entity	4,781,618	4,994,466	3,338,185
Minority interest	235,156	264,147	185,613
MEMORANDUM ITEM: EQUITY ADJUSTMENTS ALLOCABLE TO PRIOR YEARS	—	—	—
Due to changes in accounting policies	—	—	—
Stockholder’s Equity	—	—	—
Valuation adjustments	—	—	—
Minority interests	—	—	—
Due to errors	—	—	—
Stockholder’s Equity	—	—	—
Valuation adjustments	—	—	—
Minority interests	—	—	—

The accompanying Notes 1 to 62 and Appendices I to VI are an integral part of the consolidated statement of changes in equity (consolidated statement of recognized income and expense) for the year ended December 31, 2006.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Notes 1 to 9)

	Thousands of Euros
	2006	2005	2004
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated profit for the year	4,971,035	4,070,572	3,108,209
Adjustment to profit:	4,596,678	4,354,633	3,251,332
Depreciation of tangible assets (+)	382,890	361,042	363,312
Amortisation of intangible assets (+)	89,308	87,650	84,894
Impairment losses (net) (+/-)	1,503,549	854,327	958,194
Net provisions for insurance contract liabilities (+/-)	995,999	1,274,283	413,744
Provision expense (net) (+/-)	1,338,205	454,182	850,557
Gains/Losses on disposal of tangible assets (+/-)	(72,489)	(85,361)	(80,424)
Gains/Losses on disposal of investment (+/-)	(934,288)	(28,406)	(308,383)
Share of profit or loss of entities accounted for using the equity method (net of dividends) (+/-)	(307,648)	(121,495)	(97,040)
Taxes (+/-)	2,059,301	1,521,181	1,028,631
Other non-monetary items (+/-)	(458,149)	37,230	37,847

Adjusted profit	9,567,713	8,425,205	6,359,541

Net increase/decrease in operating assets	(20,293,306)	(55,959,375)	(30,388,986)
Financial assets held for trading	(7,823,349)	3,330,819	(10,299,383)
Loans and advances to credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	(5,967,035)	5,893,072	(1,731,181)
Other equity instruments	(3,703,192)	(554,470)	(3,661,105)
Trading derivatives	1,846,878	(2,007,783)	(4,907,097)
Other financial assets at fair value through profit or loss	444,139	(361,763)	(102,013)
Loans and advances to credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	227,374	(224,145)	(58,771)
Other equity instruments	216,765	(137,618)	(43,242)
Available-for-sale financial assets	18,345,927	(4,024,366)	(271,582)
Debt securities	19,006,148	(5,998,254)	2,280,133
Other equity instruments	(660,221)	1,973,888	(2,551,715)
Loans and receivables	(34,041,410)	(54,290,431)	(21,282,492)
Loans and advances to credit institutions	6,983,780	(10,773,069)	4,206,274
Money market operations through counterparties	(100,052)	241,999	157,998
Loans and advances to other debtors	(40,347,544)	(46,158,632)	(25,208,703)
Debt securities	2,214,603	3,204,972	710,578
Other financial assets	(2,792,197)	(805,701)	(1,148,639)
Other operating assets	2,781,387	(613,634)	1,566,484

	Thousands of Euros
(Continuation)	2006	2005	2004
Net increase/decrease in operating liabilities	13,543,414	53,544,980	27,562,514
Financial liabilities held for trading	(1,347,331)	2,136,452	7,786,360
Deposits from credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Deposits from other creditors	—	—	—
Debt certificates	—	—	—
Trading derivatives	(643,990)	1,059,732	7,918,086
Short positions	(703,341)	1,076,720	(131,726)
Other financial liabilities at fair value through profit or loss	(157,551)	(94,262)	(123,127)
Deposits from credit institutions	—	—	—
Deposits from other creditors	(157,551)	(94,262)	(123,127)
Debt certificates	—	—	—
Financial liabilities at fair value through equity	—	—	—
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	—	—
Debt certificates	—	—	—
Financial liabilities measured at amortised cost	17,799,111	51,218,706	22,047,117
Deposits from central banks	(5,976,242)	1,031,331	(723,613)
Deposits from credit institutions	(2,682,765)	1,308,632	5,552,861
Money market operations through counterparties	200,000	(634,752)	514,759
Deposits from other creditors	9,694,138	31,823,914	5,315,333
Debt certificates	15,972,773	16,555,131	10,502,918
Other financial liabilities	591,207	1,134,450	884,859
Other operating liabilities	(2,750,815)	284,084	(2,147,836)

Total net cash flows from operating activities (1)	2,817,821	6,010,810	3,533,069

CASH FLOWS FROM INVESTING ACTIVITIES	(2,740,766)	(4,190,926)	(2,104,591)
Investment (-)	(5,121,070)	(4,832,207)	(3,363,952)
Group entities, jointly controlled entities and associates	(1,708,382)	(84,491)	(403,094)
Tangible assets	(1,214,160)	(1,487,654)	(635,335)
Intangible assets	(252,580)	(1,375,290)	(99,917)
Held-to-maturity investments	(1,945,948)	(1,884,772)	(2,225,606)
Other financial assets	—	—	—
Other assets	—	—	—
Divestments (+)	2,380,304	641,281	1,259,361
Group entities, jointly controlled entities and associates	1,759,082	10,676	488,339
Tangible assets	501,264	509,380	644,861
Intangible assets	119,958	121,225	126,161
Held-to-maturity investments	—	—	—
Other financial assets	—	—	—
Other assets	—	—	—

Total net cash flows investing activities (2)	(2,740,766)	(4,190,926)	(2,104,591)

CASH FLOWS FROM FINANCING ACTIVITIES	887,480	(555,819)	507,462
Issuance/ Redemption of capital (+/-)	2,938,600	—	1,998,750
Acquisition of own equity instruments (-)	(5,677,433)	(3,839,510)	(3,220,752)
Disposal of own equity instruments (+)	5,639,506	3,779,037	3,266,937
Issuance/Redemption of other equity instruments (+/-)	(34,668)	—	—
Issuance/Redemption of subordinated liabilities(+/-)	103,970	1,387,248	1,030,243
Issuance/Redemption of other long-term liabilities (+/-)	—	—	—
Increase/Decrease in minority interest (+/-)	(168,009)	233,951	(1,179,625)
Dividends paid (-)	(1,914,486)	(1,595,222)	(1,349,369)
Other items relating to financing activities (+/-)	—	(521,323)	(38,722)

Total net cash flows from financing activities (3)	887,480	(555,819)	507,462

EFFECT OF EXCHANGE RATE CHANGES ON CASH OR CASH EQUIVALENTS (4)	(785,267)	929,971	77,273

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	179,268	2,194,036	2,013,213

Cash or cash equivalents at beginning of year	12,317,126	10,123,090	8,109,304

Cash or cash equivalents at end of year	12,496,394	12,317,126	10,122,517

The accompanying Notes 1 to 62 and Appendices I to VI are an integral part of the consolidated cash flow statement for the year ended December 31, 2006.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

1. INTRODUCTION, BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION

1.1. INTRODUCTION

Banco Bilbao Vizcaya Argentaria, S.A. (“the Bank” or “BBVA”) is a private-law entity governed by the rules and regulations applicable to banks operating in Spain. The Bank leads its business through branches and offices located throughout Spain and abroad.

The bylaws of association and other public information on the Bank can be consulted both at its registered office (Plaza San Nicolás, 4, Bilbao) and on its official website, www.bbva.com.

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

As of December 31, 2006 the Group was composed by 304 entities that were fully consolidated, 6 were consolidated by the proportionate method and 58 entities accounted for using the equity method (Notes 4 and 18 and appendix I to III of the present consolidated financial statements).

The Group’s consolidated financial statements for 2005 were approved by the shareholders at the Bank’s Annual General Meeting on March 18, 2006.

The 2006 consolidated financial statements of the Group and the 2006 financial statements of the Bank and of substantially all the Group companies have not yet been approved by their shareholders at the respective Annual General Meetings. However, the Bank’s Board of Directors considers that the aforementioned financial statements will be approved without any changes.

1.2. BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Under Regulation (EC) no 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRSs”). Therefore, the Group is required to prepare its consolidated financial statements for the year ended December 31, 2006 in conformity with EU-IFRSs.

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats.

The BBVA Group’s consolidated financial statements for 2006 were prepared by the Bank’s directors (at the Board Meeting on February 12, 2007) in accordance with EU-IFRSs, taking into account best practices of Bank of Spain Circular 4/2004, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2, so that they present fairly the Group’s equity and financial position at 31 December 2006, and the results of its operations, the changes in consolidated equity and the consolidated cash flows in 2006. These consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group (Note 2.2).

All accounting policies and measurement bases with a significant effect on the consolidated financial statements were applied in their preparation.

1.3. COMPARATIVE INFORMATION

The information relating to 2005 and 2004 contained in these notes to the consolidated financial statements is presented, solely for comparison purposes, with information relating to 2006 and, accordingly, it does not constitute the Group’s statutory consolidated financial statements for 2005 and 2004.

The consolidated financial statements for the year ended December 31, 2005 were the first to have been prepared in accordance with EU-IFRSs; these standards entail, with respect to the rules in force (Bank of Spain Circular 4/1991) when the Group’s consolidated financial statements for 2004 were prepared, significant changes in the accounting policies, measurement bases and presentation of the financial statements making up the annual financial statements. The main effects of the adaptation to EU-IFRSs and the Bank of Spain Circular 4/2004 are explained in Note 3 and Appendix VI.

1.4. RESPONSIBILITY FOR THE INFORMATION AND FOR THE ESTIMATES MADE

The information in these BBVA Group consolidated financial statements is the responsibility of the Group’s directors. In preparing these consolidated financial statements estimates were occasionally made by the Bank and the consolidated companies in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates relate mainly to the following:

•	The impairment losses on certain financial assets (Notes 13, 14, 15 y 18).

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments (Note 29).

•	The useful life of tangible and intangible assets (Notes 20 and 21).

•	The measurement of goodwill arising on consolidation (Notes 18 and 21).

•	The fair value of certain unquoted assets (Note 13).

Although these estimates were made on the basis of the best information available as of December 31, 2006 on the events analysed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in coming years.

1.5. ENVIRONMENTAL IMPACT

As of December 31, 2006 the Group’s consolidated financial statements did not disclose any item that should be included in the environmental information document envisaged in the related Ministry of the Economy Order dated October 8, 2001.

1.6. DETAIL OF AGENTS OF CREDIT INSTITUTIONS

The detail of BBVA agents required pursuant to Article 22 of Royal Decree 1245/1995 of 14 July of the Ministry of Economy and Finance is disclosed in the BBVA financial statements for the year ended December 31, 2006.

1.7. REPORT ON THE ACTIVITY OF THE CUSTOMER CARE DEPARTMENT AND THE CUSTOMER OMBUDSMAN

The report on the activity of the Customer Care Department and the Customer Ombudsman required pursuant to Article 17 of Ministry of Economy and Finance Order ECO/734/2004 of 11 March is included in the management report accompanying these consolidated financial statements.

1.8. CAPITAL RATIOS

Law 13/1992 of June 1, 1992 and Bank of Spain Circular 5/1993 and subsequent amendments thereto regulate the minimum capital requirements for Spanish credit institutions – both as individual entities and as consolidated groups – and the manner in which these capital requirements are to be calculated.

As of December 31, 2006, 2005 and 2004 the Group’s qualifying capital exceeded the minimum required under the aforementioned legislation (Note 36).

2. BASIS OF CONSOLIDATION, ACCOUNTING POLICIES AND MEASUREMENT BASES APPLIED

2.1. BASIS OF CONSOLIDATION

a) SUBSIDIARIES

The parent company subsidiaries are included in the BBVA Group consolidated financial statements using the full consolidation method. “Subsidiaries” are defined as entities over which the Group has the capacity to exercise control, taken to be the power to govern the financial and operating policies of an entity so as to obtain profits from its activities, is, in general but not exclusively, presumed to exist when the parent company owns directly or indirectly, more than half of the voting power of the investee or, even if this percentage is lower or zero, when, for example, there are agreements with other shareholders of the investee that give the Group control.

In this connection, there are several companies forming part of the BBVA Banco Continental (Peru) Group which, although less than 50% owned by the Group, are fully consolidated because the agreements entered into with the other shareholders give the Group effective control. Similarly, Banco Provincial Overseas, N.V. is fully consolidated since the Group has effective control due to its 48% ownership interest in Inversiones Banpro International Inc. N.V., which it owns 100% of Banco Provincial Overseas N.V.

For the mentioned entities, the percentage of ownership and voting rights of the Group is as follows as of December 31, 2006:

COMPANY	% Voting Rights	% Ownership
Banco Continental, S.A.	92.08	46.04
Continental Bolsa, Sociedad Agente de Bolsa, S.A.	100	46.04
Continental Sociedad Titulizadora, S.A.	100	46.04
Continental S.A. Sociedad Administradora de Fondos	100	46.04
Inmuebles y Recuperaciones Continental, S.A.	100	46.04
Banco Provincial Overseas N.V.	100	48.01

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all material balances and effects of the transactions between consolidated companies were eliminated on consolidation. Since the accounting policies and measurement bases used in preparing the Group’s consolidated financial statements as of December 31, 2006 may differ from those used by certain Group companies, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with EU-IFRSs.

The share of third parties in the Group’s equity is presented under the heading “Minority Interests” in the consolidated balance sheet and their share in the profit or loss for the year is presented under the heading “Income Attributed to Minority Interests” in the consolidated income statement (Note 30).

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end, similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

Note 4 contains information on the most significant investments and divestments in subsidiaries that took place in 2006, 2005 and 2004.

Appendix I includes the most significant information on these companies.

b) JOINTLY CONTROLLED ENTITIES

A “Jointly controlled entity” is defined as an entity that, although not been subsidiary, is controlled jointly by two or more unrelated entities (“ventures”) that, following the definition of “joint ventures”, are bound by a contractual agreement to take on an economic activity by sharing the strategic management tasks (both financial and operational) of the “jointly controlled entity” in order to benefit from its operations. All the strategic financial and operating decisions require the unanimous consent of the ventures.

EU-IFRSs envisage two methods for the recognition of jointly controlled entities: the equity method and the proportionate consolidation method. Under the proportionate consolidation method, the aggregation of balances and subsequent eliminations are only made in proportion to the Group’s ownership interest in the capital of these entities. The assets and liabilities assigned by the Group to jointly controlled operations and the Group’s share of the jointly controlled assets are recognised in the consolidated balance sheet classified according to their specific nature. Similarly, the Group’s share of the income and expenses of joint ventures is recognised in the consolidated income statement on the basis of their nature. As of December 31, 2006 this method was applied to the following entities: Holding de Participaciones Industriales 2000, S.A., PSA Finance Argentina Compañía Financiera, S.A., Ecasa, S.A., Forum Distribuidora, S.A., Darby – BBVA Latin American Investors, Ltd. and Forum Servicios Financieros, S.A.

Since the accounting policies and measurement bases used in preparing the Group’s consolidated financial statements as of December 31, 2006 may differ from those used by certain Group companies, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with EU-IFRSs.

Appendix II includes the most significant information on these companies.

The Group opted to value its ownership interests in certain jointly controlled entities using the equity method, since it considered that this better reflected the financial situation of these holdings. The joint ventures that the Group accounted for using the equity method as of December 31, 2006, are listed in Appendix III.

Had these entities been proportionately consolidated, the Group’s total assets as of December 31, 2006, 2005 and 2004, would have increased by approximately €1,017,007 thousand, €777,699 thousand and €727,679 thousand, respectively; this decision did not have a material economic impact on the items in the consolidates income statements for 2006, 2005 and 2004.

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

Investments in associates are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received there from and other equity eliminations.

Since the accounting policies and measurement bases used in preparing the Group’s consolidated financial statements as of December 31, 2006 may differ from those used by certain associates, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with EU-IFRSs.

Appendix III contains significant information on the associates.

d) INFORMATION ABOUT ASSOCIATES AND JOINTLY CONTROLLED ENTITIES BY THE PROPORTIONATE CONSOLIDATION METHOD

The following table provides significant information regarding the most relevant associates and jointly controlled entities (see Note 18 and Appendix III) as of December 31, 2006, 2005 and 2004:

	Thousands of Euros
	2006	2005	2004
Net sales	276,329	762,674	199,479
Operating Income	317,492	158,606	331,669
Net Income	282,393	121,752	274,363
Current Assets	780,313	2,251,259	7,446,924
Non-current Assets	432,748	11,815,458	12,557,183
Current Liabilities	238,033	1,543,243	5,742,964
Non-current Liabilities	975,029	12,523,475	14,261,143

(*)	Non audited information

2.2. ACCOUNTING POLICIES AND MEASUREMENT BASES APPLIED

The accounting policies and measurement bases used in preparing these consolidated financial statements were as follows:

a) FAIR VALUE

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

If there is no market price for a given asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, by using mathematical measurement models sufficiently tried and trusted by the international financial community. Such estimates would take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent to the measurement models developed and the possible inaccuracies of the assumptions required by these models may signify that the fair value of an asset or liability that is estimated does not coincide exactly with the price for which the asset or liability could be purchased or sold on the date of its measurement.

b) FINANCIAL INSTRUMENTS

b.1) Classification

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

Other financial assets and financial liabilities at fair value through profit or loss: this heading include, among others, those are not held for trading but are:

•	Assets and liabilities which have the nature of hybrid financial assets and liabilities and contain an embedded derivative whose fair value cannot reliably be determined, or

•

Financial assets that are managed jointly with “liabilities under insurance contracts” measured at fair value, with financial derivatives whose purpose and effect is to significantly reduce exposure to changes in fair value, or with financial liabilities and derivatives whose purpose is to significantly reduce overall interest rate risk exposure.

Financial instruments involved in this category are permanently subject to an integrated and consistent system of measuring, managing and controlling risks and profits or loss that enables all the financial instruments involved to be monitored and identified and allows effective reduction of risk to be checked.

These headings include both the investment and customer deposits through life insurance policies in which the policyholder assumes the investment risk (named “Unit-links”).

Available-for-sale financial assets: these include debt securities not classified as “held-to-maturity investments” or as “financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and those jointly controlled, provided that such instruments have not been classified as “held for trading” or as “other financial assets at fair value through profit or loss”.

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

Financial liabilities at fair value through equity: these include financial liabilities arising as a result of a transfer of financial assets in which the transferor retains its control.

Financial liabilities at amortised cost: this heading includes, irrespective of their instrumentation and maturity, the financial liabilities not included in any other heading in the consolidated balance sheet which relate to the typical deposit-taking activities carried on by financial institutions.

b.2) Measurement

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

Loans and receivables and held-to-maturity investments are measured at amortised cost using the effective interest rate method. Amortised cost is understood to be the acquisition cost of a financial asset or liability minus principal repayments, plus or minus the systematic amortisation (as reflected in the income statements) of any difference between the initial cost and the maturity amount. In the case of financial assets, amortised cost also includes any value adjustments for impairment.

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

Financial liabilities:

Financial liabilities are measured at amortised cost, except for:

•

Those included under the headings “Financial Liabilities Held for Trading”, “Financial Liabilities at Fair Value through Profit or Loss” and “Financial Liabilities at Fair Value through Equity” and the financial liabilities designated as hedged items in fair value hedges or as hedging instruments, which are all measured at fair value.

•

Financial derivatives that have as their underlying equity instruments whose fair value cannot be determined in a sufficiently objective manner and are settled by delivery of those instruments; these derivatives are measured at cost.

Measurement of financial instruments at fair value

In 2006 most of the operations of Global Markets were measured at market value using benchmark prices published by independent market data sources, either by using the actual price of the financial instrument or by applying observable market variables to generate the fair value of the financial instruments (assets, liabilities and derivatives).

In most of the cases in which primary variables observed in the market were used rather than a direct observable price, financial models that are generally accepted and used in the markets were applied. In a limited number of cases, more sophisticated models were used, most of whose variables were objectively observable in the market.

In particular, equity and clearing house product prices, spot exchange rates, mutual funds and most fixed-income securities and credit default swaps, inter alia, can be directly observed and captured, whereas other fixed-income products, swaps, forwards, FRAs, etc. are valued by discounting cash flows using quoted interest rate curves.

Most options (financial instruments) are measured by applying commonly used valuation models, in which the observed volatility is included. The most frequently used models for equity and exchange rate options are the Monte Carlo model, the numerical integration method and the Black-Scholes model, whereas in the case of interest rate options, valuers resort mainly to the Black-Derman-Toy (BDT) model. The models are selected and validated by areas separate from the business.

Lastly, in more exceptional circumstances in which it is necessary to use an indirect market date (e.g. correlation), or in the event of shallow markets, the variable is inferred on the basis of direct market data in most cases, and of models based indirectly on market data in other cases (e.g. the Libor Market Model). However, the estimate is always made by an area separate from the business.

The following table presents the fair value of the principal financial instruments carried at fair value and the valuation methods used to determine it as of December 31, 2006:

	Thousands of Euros
	Quoted market price	Market and non-market observable prices	Total
Financial assets
Financial assets held for trading (Note 11)	37,508,955	14,326,154	51,835,109
Other financial assets at fair value through profit and loss (Note 12)	654,131	322,983	977,114
Available-for-sale financial assets (Note 13)	30,361,050	11,905,724	42,266,774
Hedging derivatives (Note 16)	—	1,963,320	1,963,320
Financial liabilities
Financial liabilities held for trading (Note 11)	1,774,552	13,148,982	14,923,534
Other financial liabilities at fair value through profit or loss (Note 24)	—	582,537	582,537
Hedging derivatives (Note 16)	6,342	2,273,398	2,279,740

As of December 31, 2006, the percentage of those financial instruments where the fair values were estimated using valuation techniques which are based in full or in part on assumptions that are not supported by observable market prices over total financial instruments’ fair value is 0.52%.

The potential effect of using reasonably possible alternative assumptions as inputs to valuation models, relying on non market-observable inputs, has been estimated as plus or minus €1.8 million.

b.3) Recognition of changes arising from the measurement of financial assets and liabilities

Based on the classification of financial instruments, any changes in the carrying amounts of the financial assets and liabilities classified as “held for trading” and as “other financial assets and liabilities though profit or loss” are recognised with a balancing entry in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items, which are recorded under the headings “Interest and Similar Income” or “Interest Expense and Similar Charges”, as appropriate, and those arising for other reasons, which are recorded at their net amount under the heading “Gains or Losses on Financial Assets and Liabilities” in the consolidated income statement.

Valuation adjustments arising on available-for-sale financial assets are recognised temporarily under the heading “Valuation Adjustments - Available-for-Sale Financial Assets”, unless they relate to exchange differences, in which case they are recognised temporarily under the heading “Valuation Adjustments - Exchange Differences”.

The amounts charged or credited to the headings “Valuation Adjustments - Available-for-Sale Financial Assets” and “Valuation Adjustments - Exchange Differences” remain in the Group’s consolidated equity until the asset giving rise to them is removed from the consolidated balance sheet, whereupon those amounts are charged or credited to the consolidated income statement.

Valuation adjustments arising on non-current assets held for sale and the liabilities associated with them are recognised with a balancing entry under the heading “Valuation Adjustments - Non-Current Assets Held for Sale”.

Valuation adjustments arising on financial liabilities at fair value through equity are recognised with a balancing entry under the heading “Valuation Adjustments - Financial Liabilities at Fair Value through Equity”.

In the specific case of financial instruments designated as hedged items or qualifying for hedge accounting (Note 2.2.d), valuation differences are recognised as follows:

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

•	In cash flow hedges, the valuation differences arising on the effective portion of the hedging instruments are recognised temporarily under the heading “Valuation Adjustments - Cash Flow Hedges”.

•

In hedges of net investments in foreign operations, the valuation differences arising on the effective portion of the hedging instruments are recognised temporarily under the heading “Valuation Adjustments - Hedges of Net Investments in Foreign Operations”.

In the two last-mentioned cases, the valuation differences are not recognised in profit or loss until the gains or losses of the hedged item are recognised in the income statement or until the date of maturity of the hedged item.

In fair value portfolio hedges of interest rate risk, the gains or losses that arise on measuring the hedging instruments are recognised directly in the consolidated income statement, with a balancing entry under the heading “Hedging derivatives” on the assets or liability side of the consolidated balance sheet, whereas the gains or losses due to changes in the fair value of the hedged amount are recorded in the consolidated income statement with a balancing entry under the heading “Changes in the Fair Value of the Hedged Items in Portfolio Hedges of Interest Rate Risk” on the asset or liability side of the balance sheet, as appropriate.

In cash flow portfolio hedges of interest rate risk, the effective portion of the change in value of the hedging instrument is recognised temporarily under the heading “Valuation Adjustments - Cash Flow Hedges” until the forecast transactions are performed, at which time it is recorded in the consolidated income statement. The ineffective portion of the change in value of hedging derivatives is recognised directly in the consolidated income statement.

b.4) Impairment

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

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the year in which the impairment becomes known, and the recoveries of previously recognised impairment losses are recognised in the consolidated income statement for the year in which the impairment is reversed or reduced, with the exception that any recovery of previously recognised impairment losses for an investment in an equity instrument classified as available for sale which are not recognised through consolidated profit or loss but recognised under the heading “Valuation Adjustments – Available for sale Financial Assets” in the consolidated balance sheet.

Balances are considered to be impaired, and accrual of the interest thereon is suspended, when there are reasonable doubts that the balances will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions. Amounts collected in relation to impaired loans and receivables are used to recognise the related accrued interest and any excess amount is used to reduce the principal not yet paid.

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

The following is to be taken into consideration when estimating the future cash flows of debt instruments:

•

All the amounts that are expected to be obtained over the residual life of the instrument; including, where appropriate, those which may result from the guarantees provided for the instrument (after deducting the costs required for foreclosure and subsequent sale).

•	The various types of risk to which each instrument is subject.

•	The circumstances in which collections will foreseeable be made.

These cash flows are subsequently discounted using the original effective interest rate. If a financial instrument has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.

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

Criteria for determining impairment losses resulting from materialization of insolvency risk of the obligors have been established. Under these criteria, a debt instrument is impaired due to insolvency:

•	When there is evidence of a deterioration of the obligor’s ability to pay, either because it is in arrears or for other reasons, and/or

•	When country risk materialises; country risk is considered to be the risk associated with debtors resident in a given country due to circumstances other than normal commercial risk.

Similarly, different classifications of transactions have been established on the basis of the nature of the obligors, the conditions of the countries in which they reside, transaction status, type of associated guarantees, and age of the arrears, establishing for each of these risk groups the minimum impairment losses (“identified losses”) that must be recognised in the financial statements of consolidated entities.

In addition to the recognition of identified losses, it requires provisioning for the losses inherent to the risks classified as standard risk for the different categories of debt instruments not measured at fair value through profit or loss and in contingent risks classified as standard, taking into account the historical experience of impairment and the other circumstances known at the time of the assessment. For these purposes, inherent losses are the losses incurred at the date of the financial statements, calculated using statistical procedures that have not been allocated to specific transactions.

Impairment losses are quantified by applying the parameters established by the Bank of Spain on the basis of its experience and of information on the Spanish banking industry.

Other debt instruments:

The impairment losses on debt securities included in the available-for-sale financial asset portfolio are equal to the positive difference between their acquisition cost (net of any principal repayment) and their fair value after deducting any impairment loss previously recognised in the consolidated income statement.

When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as “Valuation Adjustments - Available-for-Sale Financial Assets” and are recognised in the consolidated income statement. If all or part of the impairment losses are subsequently recovered, the amount is recognised in the consolidated income statement for the year in which the recovery occurred.

Similarly, in the case of debt instruments classified as “non-current assets held for sale”, losses previously recorded in equity are considered to be realised – and are recognised in the consolidated income statement – on the date the instruments are so classified.

Equity instruments measured at fair value:

The criteria for quantifying and recognising impairment losses on equity instruments are similar to those for other debt instruments, with the exception that any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale which are not recognised through profit or loss but recognized under the heading “Valuation Adjustments – Available for sale Financial Assets” in the consolidated balance sheet.

Equity instruments measured at cost:

The impairment losses on equity instruments measured at acquisition cost are equal to the difference between their carrying amount and the present value of expected future cash flows discounted at the market rate of return for similar securities. These impairment losses are determined taking into account the equity of the investee (except for valuation adjustments due to cash flow hedges) for the last approved (consolidated) balance sheet, adjusted for the unrealised gains at the measurement date.

Impairment losses are recognised in the consolidated income statement for the year in which they arise as a direct reduction of the cost of the instrument. These losses may only be reversed subsequently in the event of the sale of the assets.

c) RECOGNITION OF INCOME AND EXPENSES

The most significant criteria used by the Group to recognise its income and expenses are summarised as follows:

Interest income and expenses and similar items:

As a general rule, interest income and expenses and similar items are recognised on the basis of their year of accrual using the effective interest method. Specifically, the financial fees and commissions that arise on the arrangement of loans, basically origination and analysis fees must be deferred and recognised in the income statement over the life of the loan. The direct costs incurred in arranging these transactions can be deducted from the amount thus recognised. Also dividends received from other companies are recognised as income when the consolidated companies’ right to receive them arises.

However, when a debt instrument is deemed to be impaired individually or is included in the category of instruments that are impaired because of amounts more than three months past-due, the recognition of accrued interest in the consolidated income statement is interrupted. This interest is recognised for accounting purposes when it is received, as a recovery of the impairment loss.

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

d) FINANCIAL DERIVATIVES AND HEDGE ACCOUNTING

Financial derivatives are instruments that permit the transfer to third parties of all or part of the credit and/or market risks associated with balances and transactions. The underlying used in these derivatives can be interest rates, specific indices, the prices of certain securities, cross-currency exchange rates or other similar references.

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

•

Credit Risk in market activities: this is the risk that one of the parties to the financial instrument over-the-counter (OTC) agreement will fail to honour its contractual obligations due to the insolvency or incapacity of the legal entities involved. Credit default swap are used to manage this risk.

All derivatives are recognized in the balance sheet at fair value from the date of arrangement. If the fair value of a derivative is positive, it is recorded as an asset and if it is negative, it is recorded as a liability. Unless there is evidence to the contrary, it is understood that on the date of arrangement the fair value of the derivatives is equal to the transaction price. Changes in the fair value of derivatives after the date of arrangement are recognized with a balancing entry under the heading “Gains or Losses on Financial Assets and Liabilities” in the consolidated income statement. Specifically, the fair value of the standard financial derivatives included in the held for trading portfolios is equal to their daily quoted price. If, under exceptional circumstances, their quoted price cannot be established on a given date, these derivatives are measured using methods similar to those used to measure over-the-counter (“OTC”) derivatives.

The fair value of OTC derivatives is equal to the sum of the future cash flows arising from the instrument, discounted at the measurement date (“present value” or “theoretical close”); these derivatives are measured using methods recognised by the financial markets, including the net present value (NPV) method and option price calculation models.

Financial derivatives that have as their underlying equity instruments, whose fair value cannot be determined in a sufficiently objective manner and are settled by delivery of those instruments, are measured at cost.

Hedge accounting

The Group, for risk management purposes, applies fair value hedge accounting, cash flow hedge accounting or hedging of a net investment in a foreign operation as appropriate to the risks being hedged.

A financial derivative may be considered as qualifying for hedge accounting only if it meets the following three conditions:

•	It is designated as hedging item of one of the three types of hedging relationships (fair value hedge, cash flow hedge or net investment in a foreign operation);

•	It must effectively eliminate a significant portion of the risk inherent in the hedged item or position over the expected term of the hedge, which means that:

•	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”) and,

•	There is sufficient evidence that the hedge was fully effective during the whole life of the hedged item or position (“retrospective effectiveness”).

•

Lastly, there must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and the manner in which this hedge is expected to be achieved (provided that this is in line with the Group’s management of own risks).

Fair value hedge

The changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized in earnings. This type of hedging relationships hedge changes in the value of assets and liabilities due to fluctuations in the interest rate and/or exchange rate to which the position or balance to be covered.

The main transactions whose risks are hedged by fair value hedge are:

•	Available for sale fixed rate debt securities: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the bond is exchanged for a variable return).

•

Long term fixed rate debt issued: this risk is hedged using interest-rate derivatives (interest-rate swaps which replicate, on the collection leg, the payment resulting from the issue and transform it into a variable cost for the Bank).

•	Available for sale equity securities: this risk is hedged using equity swaps through which the risk of variation in the price per books of the portfolio is transferred to the counterparty.

•	Fixed rate loans: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the loans is exchanged for a variable return).

Cash flow hedge

The effective portions of changes in the fair value of the derivative are recorded in “Valuation adjustments-Cash Flow hedges” and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. In a cash flow hedge is hedged the changes in the estimated cash flows arising from financial assets and liabilities and highly probable transactions which an entity plans to carry out.

Most of the hedged items are floating interest rate loans: this risk is hedged using currency and interest rate swaps.

Net investment in a foreign operation hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is reported in the same way as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges is reported in earnings.

Most of the risks hedged are foreign currency of a net investment in a foreign subsidiary: the risk of a net investment in a foreign operation is exchanged for the currency in which the investment is denominated.

Portfolio hedge of interest rate risk

A portfolio hedge of interest rate risk is that which hedges the interest rate risk exposure of a certain amount of financial assets or financial liabilities forming part of the overall financial instrument portfolio, but not the interest rate risk exposure of specific instruments. Portfolio hedges can take the form of fair value or cash flow hedges.

The gains or losses arising from changes in the fair value of the interest rate risk of effectively financial instruments are charged or credited, as appropriate, to the heading “Changes in the Fair Value of the Hedged Items in Portfolio Hedges of Interest Rate Risk” on the asset or liability side of the consolidated balance sheet.

As of December 31, 2006 and 2005, the Group had no portfolio hedge of interest rate risk operations.

Note 16 presents additional information relating to hedging derivatives.

e) PENSION COMMITMENTS AND OTHER COMMITMENTS TO EMPLOYEES

Following is a description of the most significant accounting criteria relating to the commitments to employees, related to post-employment benefits and other commitments, of certain Group companies in Spain and abroad.

Commitments valuation: assumptions and gains/losses recognition.

The present values of the vested obligations are quantified on a case-by-case basis. The valuation method used for current employees is the projected unit credit method, which views each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

As of December 31, 2006, 2005 and 2004, actuarial gains or losses arising from differences between the actuarial assumptions and what had actually occurred, were recognized in the consolidated income statements. The Group did not use the corridor approach.

Post-employment benefits.

•	Pensions.

Under the collective labor agreement, Spanish banks are required to supplement the social security benefits received by employees or their beneficiary rightholders in the event of retirement (except for those hired after 8 March 1980), permanent disability, death of spouse or death of parent.

The employee welfare systems in place at the Group’s Spanish banks supersede and improve the terms and conditions of the collective labor agreement for the banking industry; the commitments envisaged in the event of retirement, death and disability cover all employees, including those hired on or after March 8, 1980.

The Spanish banks of the Group externalized all their commitments to serving and retired employees pursuant to Royal Decree 1588/1999 of October 15. These commitments are instrumented in Pension Plans, insurance contracts with a non-Group company and insurance contracts with BBVA Seguros, S.A. de Seguros y Reaseguros, which is 99.94% owned by the Banco Bilbao Vizcaya Argentaria Group. The externalized commitments with this insurance company owned by the Group are recognized in the heading “Provisions - Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets. They are measured using the criteria and assumptions as described in this note. Whereas, the balances of the assets assigned by the insurance company owned by the Group to the funding of commitments are recognized and measured in the accompanying consolidated balance sheets. They are measured using the criteria as described in the note 2.2.b) about “Financial instruments”.

On the other hand, the balances of the aforementioned insurance policies which were contracted with non-related insurance companies were disclosed net of the fair value of the assets assigned to the funding of commitments in the accompanying consolidated balance sheets.

Additionally, certain Group companies and some BBVA branches abroad, have post-employment benefit commitments to certain current and/or retired employees.

The previous employee welfare systems include defined contribution and defined obligation commitments.

Defined contribution commitments: the amounts of these commitments are determined, on a case-by-case basis, as a percentage of certain remuneration items and/or as a pre-established annual amount. The current contributions made by the Group’s companies for defined contribution retirement commitments covering substantially all current employees, which are recognized with a charge to the heading “Personnel Expenses – Contributions to external pension funds” in the accompanying consolidated income statements.

Defined benefit commitments: Certain Group’s companies have defined benefit commitments for permanent disability and death of current employees and early retirees; for death of certain retired employees; and defined-benefit retirement commitments applicable only to certain groups of serving employees (unvested benefits), or early retired employees (vested benefits) and of retired employees (ongoing benefits). Defined benefit commitments are funded by insurance contracts and internal Group provisions.

The amounts recognized in the heading “Provisions - Funds for Pensions and Similar Obligations” are the differences between the present values of the vested obligations for defined obligation retirement commitments at balance sheet date, adjusted by actuarial gains/losses, the prior service cost and the fair value of assets assigned to the funding of commitments which are to be used directly to settle employee benefit obligations.

The provisions for defined obligation retirement commitments were charged to the heading “Provisions for Pensions and Similar Obligations” in the accompanying consolidated income statements.

The current contributions made by the Group’s companies for defined obligation retirement commitments covering current employees are charged to the heading “Personnel Expenses – Transfers to internal pension provisions” in the accompanying consolidated income statements.

•	Early retirements.

In 2006, 2005 and 2004, the Group offered certain employees the possibility of taking early retirement before reaching the age stipulated in the collective labor agreement in force. The corresponding provisions by the Group were recognized with a charge to the heading “Provision Expense (Net) - Transfers to Funds for Pensions and Similar Obligations—Early Retirements” in the accompanying consolidated income statements. The present values of the vested obligations are quantified on a case-by-case basis and they are recognized in the heading “Provisions - Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets.

The commitments to early retirees include the compensation and indemnities and contributions to external pension funds payable during the year of early retirement. The commitments relating to this group of employees after they have reached the age of effective retirement are included in the employee welfare system.

•	Post-employment welfare benefits.

Certain Group companies have welfare benefit commitments the effects of which extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.

The present values of the vested obligations for post-employment welfare benefits are quantified on a case-by-case basis. They are recognized in the heading “Provisions - Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets and they are charged to the heading “Personnel expenses – Other personnel expenses” in the accompanying income statements.

Other commitments to employees.

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

The present values of the vested obligations for long-service cash bonuses, long-service share-based payment and for the corresponding were quantified on a case-by-case basis. They are recognized in the heading “Provisions –

Other provisions” in the accompanying consolidated balance sheets. The cost of the employee welfare benefits provided by the Group’s Spanish companies to their current employees are charged to the heading “Personnel expenses – Other personnel expenses” in the accompanying income statements.

Since all other employee welfare benefits for current employees accrue and are settled on a yearly basis, it is not necessary to record a provision in this connection.

f) FOREIGN CURRENCY TRANSACTIONS AND EXCHANGE DIFFERENCES

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

Translation of foreign currency to the functional currency: foreign currency transactions performed by the consolidated entities and their branches are initially recognised in their respective financial statements at the equivalent value in their functional currencies, translated using the exchange rates prevailing at the transaction date. Subsequently, for the purpose of presentation in their separate financial statements, the consolidated entities translate the foreign currency balances to their functional currencies using the average spot exchange rates at the end of the year.

a)	Assets and liabilities monetary items are translated using the average spot exchange rates at the end of the year to which the financial statements refer.

b)	Non-monetary items measured at amortized cost and fair value, are translated at the exchange rate of the date of acquisition and the date of determination of their fair value, respectively.

c)	The income and expenses are translated at the exchange rate prevailing at the transaction date, with the possibility of using the average exchange rate of the period for all the transactions carried out during it, unless a significant variation in the exchange rate has occurred during the period. The depreciation will be translated at the exchange rate applied to the corresponding assets.

Entities whose functional currency is not the euro: the balances in the financial statements of consolidated entities whose functional currency is not the euro are translated to euros as follows:

•	Assets and liabilities: at the average spot exchange rates as of December 31, 2006, 2005 and 2004.

•	Income and expenses and cash flows: at the average exchange rates for 2006, 2005 and 2004.

•	Equity items: at the historical exchange rates.

The exchange differences arising on the translation of foreign currency balances to the functional currency of the consolidated entities and their branches are generally recorded in the consolidated income statement. Exceptionally, the exchange differences arising on non-monetary items whose fair value is adjusted with a balancing item in equity are recorded under the heading “Valuation Adjustments - Exchange Differences”.

The exchange differences arising on the translation to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recorded under the heading “Valuation Adjustments - Exchange Differences” in the consolidated balance sheet until the item to which they relate is derecognised, at which time they are recorded in the income statement.

The breakdown of the main foreign currency balances in the consolidated balance sheet as of December 31, 2006, 2005 and 2004, based on the nature of the related items, is as follows:

	Thousands of Euros
	2006	2005	2004
Assets -	126,190,212	117,409,477	86,777,076
Cash and balances with Central Banks	8,857,791	9,091,495	6,176,800
Financial held for trading	22,398,309	17,137,145	15,637,769
Available-for-sale financial assets	14,800,895	15,476,934	10,587,927
Loans and receivables	71,727,999	66,632,376	47,381,972
Investments	66,455	63,267	94,957
Tangible assets	1,660,901	1,680,676	1,256,658
Other	6,677,862	7,327,584	5,640,993
Liabilities-	135,829,166	127,768,806	98,698,453
Financial held for trading	1,878,775	1,571,117	2,329,659
Financial liabilities at amortised cost	128,154,672	118,665,788	91,845,928
Other	5,795,719	7,531,901	4,522,866

Of the foreign currency balances shown in the table above, approximately 64% of the assets and liabilities relate to transactions in Mexican pesos and US dollars.

g) ENTITIES AND BRANCHES LOCATED IN COUNTRIES WITH HYPERINFLATIONARY ECONOMIES

None of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies as defined by EU-IFRSs. Accordingly, as of December 31, 2006, 2005 and 2004 it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.

h) NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE

The heading “Non-current Assets Held for Sale” reflects the carrying amount of the assets – composing a “disposal group” or forming part of a business unit that the Group intends to sell (“discontinued operations”) – which will very probably be sold in their current condition within one year from the date of the consolidated financial statements. Therefore, the carrying amount of these assets – which can be financial or non-financial – will foreseeably be recovered through the price obtained on their sale.

Specifically, the assets received by the consolidated entities from their debtors in full or part settlement of the debtors’ payment obligations (foreclosed assets) are treated as non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets.

Symmetrically, the heading “Liabilities Associated with Non-current Assets Held for Sale” reflects the balances payable arising on disposal groups and discontinued operations.

i) SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES

This heading shows the carrying amount of the sales of assets and income from the services provided by the consolidated Group companies that are not financial institutions. In the case of the Group, these companies are mainly real estate and services companies.

j) INSURANCE AND REINSURANCE CONTRACTS

In accordance with standard accounting practice in the insurance industry, the consolidated insurance entities credit to the income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are therefore required to accrue at year-end the unearned revenues credited to their income statements and the accrued costs not charged to income.

The most significant accruals recorded by the consolidated entities in relation to direct insurance contracts arranged by them relate to the following (Note 27):

Mathematical provisions, which include:

•	Life insurance provisions: these represent the value of the life insurance obligations of the insurance companies at year-end, net of the obligations of the policyholder.

•

Non-life insurance provisions: provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued in the year that has to be allocated to the period from the reporting date to the end of the policy period.

Provision for claims: this reflects the total amount of the obligations outstanding arising from claims incurred prior to the reporting date. The insurance companies calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

Provisions for unexpired risks and other provisions, which include:

•

Non-life insurance provisions – unexpired risks: the provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at year-end.

•

Technical provisions for reinsurance ceded: calculated by applying the criteria indicated above for direct insurance, taking account of the cession conditions established in the reinsurance contracts in force.

•

Other technical provisions: the insurance companies have recognised provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the measurement of the technical provisions.

•

Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insureds or beneficiaries and the premiums to be returned to policyholders or insureds, as the case may be, based on the behaviour of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

The Group controls and monitors the exposure of the insurance companies to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.

Reinsurance assets and Liabilities under insurance contracts -

The heading “Reinsurance Assets” includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recorded by the consolidated insurance entities (Note 19).

The heading “Liabilities under Insurance Contracts” includes the technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at year-end (Note 27).

The income or loss reported by the Group’s insurance companies on their insurance activities is recorded under the heading “Insurance Activity Income” in the consolidated income statement (Note 49).

k) TANGIBLE ASSETS

Non-Current tangible assets for own use:

The heading Non-Current Tangible Assets for own use relates to the tangible assets intended to be held for continuing use and the tangible assets acquired under finance leases. It also includes tangible assets received by the consolidated entities in full or part settlement of financial assets representing receivables from third parties, tangible assets acquired under finance leases and those assets expected to be held for continuing use. Non-Current tangible assets for own use are presented at acquisition cost less any accumulated depreciation and, where appropriate, any estimated impairment losses (net carrying amount higher than fair value).

For this purpose, the acquisition cost of foreclosed assets held for continued use is equal to the carrying amount of the financial assets delivered in exchange for their foreclosure.

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value; the land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The period tangible asset depreciation charge is recognised with a balancing entry in the consolidated income statement and is based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Annual Percentage
Buildings for own use	1.33% to 4%
Furniture	8% to 10%
Fixtures	6% to 12%
Office supplies and computerisation	8% to 25%
Remodelling of rented offices	6%

At each accounting close, the consolidated entities analyse whether there is any internal or external indication that the net carrying amounts of their tangible assets exceed the related recoverable amounts. If there is such an indication, the carrying amount of the asset in question is reduced to its recoverable amount and the future depreciation charges are adjusted in proportion to the asset’s new remaining useful life and / or to its revised carrying amount.

Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities recognise the reversal of the impairment loss recorded in previous years and, consequently, adjust the future depreciation charges. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognised in prior years.

Upkeep and maintenance expenses relating to tangible assets held for continued use are charged to the income statement for the year in which they are incurred.

Investment property and other assets leased out under an operating lease:

The heading “Tangible assets - Investment Property” in the consolidated balance sheet reflects the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation at disposal date.

The criteria used to recognise the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to record the impairment losses thereon are the same as those described in relation to tangible assets for continued use.

l) BUSINESS COMBINATIONS

A business combination is the bringing together of two or more separate entities or businesses into one single entity or group of entities. As a result of a business combination, which is accounted for using the purchase method, the Group obtains control over one or several entities.

The purchase method accounts for business combinations from the perspective of the acquirer. The acquirer must recognise the assets acquired and the liabilities and contingent liabilities assumed, including those not previously recognised by the acquired entity. This method measures the cost of the business combination and the assignation of it, at the date of acquisition, to the identifiable assets, liabilities and contingent liabilities measured at fair value.

In addition, any purchases of minority interests after the date on which the Group obtains control of the acquired are recorded as equity transactions, i.e. the difference between the price paid and the carrying amount of the percentage of minority interests acquired is charged directly to equity.

m) INTANGIBLE ASSETS

Goodwill

The positive differences between the cost of business combinations and the amount corresponding to the acquired percentage of the net fair value of the assets, liabilities and contingent liabilities of the acquired entity are recorded as goodwill on the asset side of the consolidated balance sheet. Goodwill represents the future economic benefits from assets that cannot be individually identified and separately recognised. Goodwill is not amortised and is subject periodically to an impairment analysis. Any impaired goodwill is written off.

Goodwill is allocated to one or more cash-generating units expected to benefit from the synergies arising from business combinations. The cash-generating units represent the Group’s smallest identifiable business and/or geographical segments as managed internally by its directors within the Group.

The cash-generating units to which goodwill has been allocated are tested for impairment based on the carrying amount of the unit including the allocated goodwill. Such testing is performed at least annually and whenever there is an indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the minority interest, shall be compared with its recoverable amount. The resulting loss shall be apportioned by reducing, firstly, the carrying amount of the goodwill allocated to that unit and, secondly, if there are still impairment losses remaining to be recognised, the carrying amount of the rest of the assets. This shall be done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. It will be taken into account that no impairment of goodwill attributable to the minority interest may be recognised. In any case, impairment losses on goodwill can never be reversed.

Other intangible assets

These assets can have an “indefinite useful life” – when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the year over which the asset is expected to generate net cash flows for the consolidated entities – or a “finite useful life”, in all other cases.

Intangible assets with indefinite useful life are not amortised, but rather at the end of each reporting period the consolidated entities review the remaining useful life of the assets in order to ensure that they continue to be indefinite or, if this is not the case, to classify them as having a finite useful life. The Group has not recognised any intangible assets with indefinite useful life.

Intangible assets with finite useful life are amortised over those useful lives using methods similar to those used to depreciate tangible assets.

In both cases the consolidated entities recognise any impairment loss on the carrying amount of these assets with charge to the heading “Impairment Losses (Net) - Other Intangible Assets” in the consolidated income statement. The criteria used to recognise the impairment losses on these assets and, where applicable, the recovery of impairment losses recognised in prior years are similar to those used for tangible assets.

n) INVENTORIES

Inventories are assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such sale, or that are to be consumed in the production process or in the rendering of services. The balance of the heading “Other Assets – Inventories” in the accompanying consolidated balance sheet included the land and other property held for sale in the property development business by the Group’s real state companies (Note 23).

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

When inventories are sold, the carrying amount of those inventories is derecognised and recorded as an expense in the year in which the related revenue is recognised. The expense is included under the heading “Cost of Sales” in the accompanying consolidated income statement (Note 51) when it corresponds to activities relating to the provision of non-financial services, or under the heading “Other Operating Expenses” in other cases (Note 52).

o) TAX ASSETS AND LIABILITIES

The Spanish corporation tax expense and the expense for similar taxes applicable to the consolidated entities abroad are recognised in the consolidated income statement, except when they result from transactions the profits or losses on which are recognised directly in equity, in which case the related tax effect is also recognised in equity.

The current income tax expense is calculated by aggregating the current tax arising from the application of the related tax rate to the taxable profit (or tax loss) for the year (after deducting the tax credits allowable for tax purposes) and the change in deferred tax assets and liabilities recognised in the income statement.

Deferred tax assets and liabilities include temporary differences, measured at the amount expected to be payable or recoverable on future fiscal years for the differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carry forwards. These amounts are measured applying to each temporary difference the tax rates that are expected to apply in the year when the asset is realised or the liability settled (Note 37).

Deferred tax assets are recognised to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilised.

The deferred tax assets and liabilities recognised are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Income and expenses recognised directly in equity are recorded as temporary differences.

p) FINANCIAL GUARANTEES

“Financial guarantees” are defined as contracts whereby the Group undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortised cost, (see section d) of the present Note).

The provisions made for these transactions are recognised under “Provisions - Provisions for Contingent Liabilities and Commitments” on the liability side of the consolidated balance sheet (Note 28). These provisions are recognised and reversed with a charge or credit, respectively, to “Provisions (Net)” in the consolidated income statement.

q) LEASES

Leases are classified as finance from the start of the transaction leases when they transfer substantially the risks and rewards incidental to ownership of the asset forming the subject matter of the contract. Leases other than finance leases are classified as operating leases.

When the consolidated entities act as the lessor of an asset in finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recorded as financing provided to third parties and, therefore, are included under the heading “Loans and Receivables” in the accompanying consolidated balance sheets.

Assets provided under operating leases to other Group entities are treated in the consolidated financial statements as assets held for continued use and in the individual financial statements of the owner as other assets leased out under an operating lease or as investment property.

r) PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

Provisions are existing obligations arising from legal or contractual requirements, valid expectations created by Group companies in third parties regarding the assumption of certain types of responsibilities, or virtual certainty as to the future course of regulation in particular respects, especially proposed new legislation that the Group cannot avoid.

Provisions are recognised in the balance sheet when each and every one of the following requirements is met: the Group has an existing obligation resulting from a past event and, at the balance sheet date, it is more likely than not that the obligation will have to be settled; it is probable that to settle the obligation the entity will have to give up resources embodying economic benefits; and a reliable estimate can be made of the amount of the obligation.

Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the entity. They include the existing obligations of the entity when it is not probable that an outflow of resources embodying economic benefits will be required to settle them or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by the occurrence or non-occurrence of, events beyond the control of the Group. Contingent assets are not recognised in the balance sheet or in the income statement; however, they are disclosed in the notes to financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

s) TRANSFERS OF FINANCIAL ASSETS AND DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES

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

If substantially all the risks and rewards associated with the transferred financial asset are retained, the transferred financial asset is not derecognised and continues to be measured using the same criteria as those used before to the transfer.

Financial assets are only derecognised when the cash flows they generate have extinguished or when substantially all the risks and rewards incidental to them have been transferred. Similarly, financial liabilities are only derecognised when the obligations they generate have extinguished or when they are acquired (with the intention either settle them or re-sell them).

t) OWN EQUITY INSTRUMENTS

The balance of the heading “Stockholders’ Equity - Treasury Shares” in the accompanying consolidated balance sheets relates mainly to Bank shares held by certain consolidated companies as of December 31, 2006, 2005 and 2004. These shares are carried at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Stockholders’ Equity-Reserves” in the accompanying consolidated balance sheets (Note 35).

u) EQUITY-SETTLED SHARE-BASED PAYMENT TRANSACTIONS

Equity-settled share-based payment transactions, when the instruments granted do not vest until the counterparty completes a specified period of service, shall be accounted for those services as they are rendered by the counterparty during the vesting period, with a corresponding increase in equity. The entity shall measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity shall measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted, at grant date.

Market conditions shall be taken into account when estimating the fair value of the equity instruments granted, thus, their evolution will not be reflected on the profit and loss account. Vesting conditions, other than market conditions, shall not be taken into account when estimating the fair value of the shares at the measurement date. Instead, vesting conditions shall be taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognised for goods or services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. As a consequence the effect of vesting conditions other than market conditions, will be recognized on the profit and loss account with the corresponding increase in equity.

v) ACQUIRE OF SHARES WITH DISCOUNT

In the last quarter of 2005, certain Group companies implemented a corporate programme for its permanent employees to enable them to acquire, with a 10% discount, shares of Banco Bilbao Vizcaya Argentaria, S.A. The total number of shares acquired in 2005 as part of this programme amounted to 2.5 million at a market price of €14.68 per share. The possibility of financing the acquisition through a personal loan was offered to the employees. The unamortised balance of the financing granted to employees amounted to €23,722 thousand as of December 31, 2006. Additionally, in 2006 a new phase of this corporate programme has been developed, this time without the possibility of financing for the acquisition of the shares. The total number of shares acquired in this second phase amounted to 578.333.

The total cost of this programme is charged to the heading “Personnel expenses” of the consolidated income statement.

w) TERMINATION BENEFITS

Termination benefits must be recognised when the company is committed to severing its contractual relationship with its employees and, to this end, has a formal detailed redundancy plan. There were no redundancy plans, so it is not necessary to recognise a provision for this issue.

3. RECONCILIATION OF THE CLOSING BALANCES FOR 2003 AND 2004 TO THE OPENING BALANCES FOR 2004 AND 2005

EU-IFRS 1 requires that the first consolidated financial statements prepared in accordance with EU-IFRSs include a reconciliation of the closing balances for the immediately preceding year to the opening balances for the year to which these financial statements refer.

The reconciliation of the balances in the consolidated balance sheets and consolidated income statements is shown in Appendixes VI. The definition of certain terms used therein is as follows:

2003 closing: the balances as of December 31, 2003 in accordance with the standards in force at that date (Bank of Spain Circular 4/1991) applying, as a general rule, the basis of presentation envisaged under the new standards.

2004 opening: the balances resulting from considering the effect on the closing balances for the preceding year of the adjustments and reclassifications made under the new standards in force since January 1.

2004 closing: the balances as of December 31, 2004 in accordance with Bank of Spain Circular 4/1991 in force at that date applying, as a general rule, the basis of presentation envisaged under the new standards.

2005 opening: the balances resulting from considering the effect on the closing balances for the preceding year of the adjustments and reclassifications made under the new standards in force.

2004 re-stated balances: balances of year 2004 in accordance with new standards.

4. BANCO BILBAO VIZCAYA ARGENTARIA GROUP

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) is the Group’s parent company. Its individual financial statements are prepared on the basis of the accounting policies and methods contained in Bank of Spain Circular 4/2004. (See Note 1.2)

The Bank represented approximately 65% of the Group’s assets and 33% of consolidated profit before tax as of December 31, 2006 (63% and 27%, respectively, as of December 31, 2005 and 63% and 21%, respectively, as of December 31, 2004), after the related consolidation adjustments and eliminations.

Summarized below are the financial statements of Banco Bilbao Vizcaya Argentaria, S.A. as of December 31, 2006, 2005 and 2004:

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2006, 2005 AND 2004 (SUMMARIZED)

	Thousands of Euros
ASSETS	2006	2005	2004
CASH AND BALANCES WITH CENTRAL BANKS	3,264,155	2,707,634	3,584,389
FINANCIAL ASSETS HELD FOR TRADING	35,899,495	31,223,865	33,786,124
AVAILABLE-FOR-SALE FINANCIAL ASSETS	17,535,502	32,895,371	27,320,242
LOANS AND RECEIVABLES	213,027,835	183,250,928	149,381,995
HELD-TO-MATURITY INVESTMENTS	5,905,636	3,959,264	2,221,502
HEDGING DERIVATIVES	1,758,932	2,505,102	4,033,289
NON-CURRENT ASSETS HELD FOR SALE	26,393	29,722	51,919
INVESTMENT	14,159,672	13,296,918	12,068,994
INSURANCE CONTRACTS LINKED TO PENSIONS	2,114,052	2,089,985	2,097,376
TANGIBLE ASSET	2,093,446	2,060,765	2,034,013
INTANGIBLE ASSETS	63,055	51,920	37,316
TAX ASSETS	3,275,977	3,939,982	3,308,695
ACCRUED INCOME	505,276	512,377	310,954
OTHER ASSETS	561,914	616,788	426,173

TOTAL ASSETS	300,191,340	279,140,621	240,662,981

	Thousands of Euros
TOTAL LIABILITIES AND EQUITY	2006	2005	2004
LIABILITIES
FINANCIAL LIABILITIES HELD FOR TRADING	13,658,091	14,579,963	11,735,827
FINANCIAL LIABILITIES AT AMORTISED COST	258,697,166	242,037,543	206,918,252
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—	183,201
HEDGING DERIVATIVES	2,088,420	947,007	2,317,121
PROVISIONS	6,926,134	6,376,428	6,292,468
TAX LIABILITIES	1,249,537	1,579,989	786,274
ACCRUED EXPENSES AND DEFERRED INCOME	736,057	762,477	718,074
OTHER LIABILITIES	104,998	7,004	1,262

TOTAL LIABILITIES	283,460,403	266,290,411	228,952,479

EQUITY
VALUATION ADJUSTMENTS	2,264,193	1,809,782	933,037
SHAREHOLDER’S EQUITY	14,466,744	11,040,428	10,777,465
Capital	1,740,465	1,661,518	1,661,518
Share premium	9,579,443	6,658,390	6,682,603
Reserves	2,085,465	2,001,854	1,877,718
Other equity instruments	25,874	141	—
Less: Treasury shares	(40,283)	(29,773)	(8,500)
Profit attributed to the Group	2,439,825	1,918,142	1,581,382
Less: Dividends and remuneration	(1,364,045)	(1,169,844)	(1,017,256)

TOTAL EQUITY	16,730,937	12,850,210	11,710,502

TOTAL EQUITY AND LIABILITIES	300,191,340	279,140,621	240,662,981

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (SUMMARIZED)

	Thousands of Euros
	2006	2005	2004
INTEREST AND SIMILAR INCOME	9,556,032	7,169,319	6,382,852
INTEREST EXPENSE AND SIMILAR CHARGES	(6,976,992)	(4,473,854)	(3,701,087)
INCOME FROM EQUITY INSTRUMENTS	1,528,495	1,056,912	1,091,478
NET INTEREST INCOME	4,107,535	3,752,377	3,773,243
FEE AND COMMISSION INCOME	2,062,234	1,928,985	1,689,587
FEE AND COMMISSION EXPENSES	(329,939)	(330,718)	(326,743)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (NET)	1,246,393	529,671	189,643
EXCHANGE DIFFERENCES (NET)	235,899	132,573	205,341
GROSS INCOME	7,322,122	6,012,888	5,531,071
OTHER OPERATING INCOME	69,826	80,690	80,326
PERSONNEL EXPENSES	(2,158,072)	(2,014,247)	(1,938,901)
OTHER ADMINISTRATIVE EXPENSES	(849,074)	(804,027)	(757,170)
DEPRECIATION AND AMORTISATION	(200,678)	(196,843)	(207,526)
OTHER OPERATING EXPENSES	(64,906)	(62,807)	(56,649)
NET OPERATING INCOME	4,119,218	3,015,654	2,651,151
IMPAIRMENT LOSSES (NET)	(645,101)	(441,825)	(601,981)
PROVISION EXPENSE (NET)	(1,024,593)	(378,539)	(670,962)
OTHER GAINS	614,950	107,872	448,368
OTHER LOSSES	(34,922)	(34,985)	(2,472)
INCOME BEFORE TAX	3,029,552	2,268,177	1,824,104
INCOME TAX	(589,727)	(350,035)	(242,722)
INCOME FROM CONTINUING OPERATIONS	2,439,825	1,918,142	1,581,382
INCOME FROM DISCONTINUED OPERATIONS (NET)	—	—	—

INCOME FOR THE YEAR	2,439,825	1,918,142	1,581,382

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (SUMMARIZED)

	Thousands of Euros
	2006	2005	2004
NET INCOME RECOGNISED DIRECTLY IN EQUITY	454,411	876,745	291,581
Available-for-sale financial assets	453,247	992,180	279,767
Financial liabilities at fair value through equity	—	—	—
Cash flow hedges	(29,110)	(65,607)	—
Hedges of net investments in foreign operations	—	—	—
Exchange differences	30,274	(49,828)	11,814
Non-current assets held for sale	—	—	—
INCOME FOR THE YEAR	2,439,825	1,918,142	1,581,382

TOTAL INCOME AND EXPENSES FOR THE YEAR	2,894,236	2,794,887	1,872,963

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (SUMMARIZED)

	Thousands of Euros
	2006	2005	2004
CASH FLOW FROM OPERATING ACTIVITIES
Profit for the year	2,439,825	1,918,142	1,581,382
Adjustment to profit:	2,035,759	1,414,257	1,445,596
Adjusted profit	4,475,584	3,332,399	3,026,978
Net increase/decrease in operating assets	(17,526,778)	(35,678,851)	(19,824,845)
Financial assets held for trading	(4,675,630)	2,562,259	(4,127,044)
Other financial assets at fair value through profit or loss	15,574,430	(4,130,001)	1,676,829
Available-for-sale financial assets	(30,201,808)	(34,133,846)	(18,220,954)
Loans and receivables	1,776,230	22,737	846,324
Net increase/decrease in operating liabilities	15,204,261	35,212,225	22,358,151
Financial liabilities held for trading	(921,872)	2,844,136	1,036,983
Other financial liabilities at fair value through profit or loss	15,833,182	33,983,507	21,055,019
Other operating liabilities	292,951	(1,615,418)	266,149

Total net cash flows from operating activities (1)	2,153,067	2,865,773	5,560,284
CASH FLOWS FROM INVESTING ACTIVITIES
Investments (-)	(4,455,669)	(2,982,316)	(6,613,831)
Divestments (+)	1,689,535	266,755	752,289

Total net cash flows from investing activities (2)	(2,766,134)	(2,715,561)	(5,861,542)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance/Redemption of capital (+/-)	2,960,087	—	1,998,750
Acquisition of own equity instruments (-)	(4,728,219)	(2,619,475)	(2,228,215)
Disposal of own equity instruments (+)	4,760,145	2,615,499	2,280,902
Issuance/Redemption of other equity instruments (+/-)	25,733	141	—
Issuance/Redemption of subordinated liabilities (+/-)	63,942	701,763	784,458
Issuance/Redemption of other long-term liabilities (+/-)	—	—	—
Dividends paid (-)	(1,915,831)	(1,600,483)	(1,352,353)
Other items relating to financing activities (+/-)	1,164	(115,435)	(14,516)

Total net cash flows from financing activities (3)	1,167,021	(1,017,990)	1,469,026
EFFECT OF EXCHANGE RATE CHANGES ON CASH OR CASH EQUIVALENTS (4)	2,495	(1,623)	573

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	556,449	(869,401)	1,168,341

Cash or cash equivalents at beginning of year	2,707,482	3,576,883	2,408,542

Cash or cash equivalents at end of year	3,263,931	2,707,482	3,576,883

The total assets and finance income of the Group’s most significant subsidiaries as of December 31, 2006, 2005 and 2004 are as follows:

		Thousands of Euros
		2006	2005	2004
	COUNTRY	Total Assets	Total Assets	Total Assets
Grupo BBVA Bancomer	Mexico	55,992,005	59,219,806	47,641,124
Grupo BBVA Chile	Chile	6,415,379	6,468,472	5,040,878
BBVA Puerto Rico	Puerto Rico	4,731,683	5,852,238	3,977,188
Grupo BBVA Banco Francés	Argentina	4,594,966	4,273,340	3,436,801
Grupo BBVA Banco Provincial	Venezuela	6,823,833	5,133,080	3,620,137
Grupo BBVA Continental	Peru	4,463,740	4,555,641	3,133,771
Grupo BBVA Colombia	Colombia	4,797,426	4,740,948	2,331,336

		Thousands of Euros
		2006	2005	2004
	COUNTRY	Finance Income	Finance Income	Finance Income
Grupo BBVA Bancomer	Mexico	5,886,223	5,495,088	3,498,240
Grupo BBVA Chile	Chile	429,156	486,809	323,876
BBVA Puerto Rico	Puerto Rico	324,647	258,016	196,720
Grupo BBVA Banco Francés	Argentina	375,889	398,241	285,231
Grupo BBVA Banco Provincial	Venezuela	572,615	454,128	393,699
Grupo BBVA Continental	Peru	326,212	251,337	174,526
Grupo BBVA Colombia	Colombia	436,789	290,508	220,608

Appendix V includes a detail of the fully consolidated subsidiaries which, based on the information available, were more than 5% owned by non-Group shareholders as of December 31, 2006.

As of December 31, 2006 and 2005, in its capacity as a depository in the ADR programme, Bank of New York, a foreign non-BBVA Group credit institution, held a significant ownership interest in the fully consolidated company A.F.P Próvida.

Additionally, as of December 31, 2004, a non-Group company then, Granahorrar held a significant ownership interest in A.F.P Horizonte Colombia.

The changes in the ownership interests held by the Group in the most significant subsidiaries and the situation of these interests as of December 31, 2006 were as follows:

BBVA BANCOMER GROUP (MEXICO)

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

In the year from 2001 to 2003, the Group acquired various holdings in the share capital of Grupo Financiero BBVA Bancomer, S.A. de C.V., as a result of which its ownership interest was 59.43% as of December 31, 2003.

On March 20, 2004, the BBVA Group completed the tender offer on 40.6% of the share capital of Grupo Financiero BBVA Bancomer, S.A. de C.V. The final number of shares presented in the offer and accepted by BBVA was 3,660,295,210, which represented 39.45% of the share capital of the Mexican entity. Following the acquisition of these shares through the tender offer, the ownership interest held by BBVA in the capital of Grupo Financiero BBVA Bancomer, S.A. de C.V. was 98.88%, which, as a result of the purchase of shares subsisting in the market, increased to 99.70% as of December 31, 2004.

As of December 31, 2006 and 2005, BBVA held an ownership interest of 99.96% in the share capital of Grupo BBVA Financiero Bancomer, S.A.

BBVA BANCO FRANCÉS GROUP (ARGENTINA)

In December 1996, the Group acquired 30% of BBVA Banco Francés, S.A. (formerly Banco Francés Río de la Plata, S.A.) and assumed its management. Further acquisitions and a capital increase prior to December 31, 2003 brought the Group’s ownership interest to 79.6% at that date.

On January 21, 2004, BBVA Banco Francés, S.A. presented the new formulation of the regularization and reorganization plan (which had begun in 2002) requested by the Argentine authorities. The new plan envisaged, mainly, the sale of this company’s subsidiary BBVA Banco Francés (Cayman) Ltd. to BBVA, which was carried out on March 18, 2004, and the conversion into equity of a $78 million loan granted by BBVA to BBVA Banco Francés, S.A.

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

The ownership interest held by the Group as of December 31, 2004 and 2005 was 76.11% and 76.08%, respectively.

The ownership interest held by the Group as of December 31, 2006 was 76.07%.

BBVA PUERTO RICO, S.A.

In July 1998 BBV Puerto Rico absorbed PonceBank, an entity with total assets of $1,095 million, through a capital increase of $166 million. Also in 1998, BBV Puerto Rico acquired the assets and liabilities of Chase Manhattan Bank in Puerto Rico for a disbursement of $50 million.

The ownership interest held by the Group as of December 31, 2006 was 100%.

BBVA CHILE GROUP

In September 1998, the Group acquired a 44% holding in Banco BHIF, S.A., currently BBVA Chile, S.A., and assumed the management of the group headed by this Chilean financial institution. In 1999 additional shares were acquired, bringing the Group’s total holding in this entity to 53.3% as of December 31, 1999.

As of December 31, 2004, the ownership interest held in BBVA Chile, S.A. was 66.27%, and additional acquisitions of capital in 2005 brought this figure up to 66.62%.

On March 3, 2006, BBVA purchased 0.43% of BBVA Chile’s share capital for Chilean pesos 2,318 million (€3.7 million), increasing BBVA’s share capital in BBVA Chile to 67.05%. As the share capital of BBVA in BBVA Chile was higher than two thirds of BBVA Chile’s total share capital, BBVA in compliance with Chilean legislation launched a public tender offer for all of BBVA Chile’s share capital. The public tender offer was effective from April 3, 2006 to May 2, 2006. After the acceptance of the public tender offer, BBVA’s share capital in BBVA Chile increased to 68.18%.

The ownership interest held by the Group as of December 31, 2006 was 67.84%.

BBVA BANCO PROVINCIAL GROUP (VENEZUELA)

In March 1997, the Group acquired 40% of the share capital of Banco Provincial, S.A. and higher-percentage holdings in the other Provincial Group companies; consequently, it assumed the management of this group. Further acquisitions made in subsequent years raised the Bank’s holding in the Provincial Group to 55.60% as of December 31, 2006.

BBVA BANCO CONTINENTAL GROUP (PERU)

In April 1995, the Group acquired 50% of the share capital of Banco Continental, S.A. through Holding Continental, S.A. (50%-owned by the Group) and assumed the management of the financial group headed by Banco Continental, S.A. (Note 2.1.a). The ownership interest held by the Group as of December 31, 2006 was 92.08%.

BBVA COLOMBIA GROUP

In August 1996, the Group acquired 40% of the ordinary shares (equal to 35.1% of the total share capital) of Banco Ganadero, S.A. (currently BBVA Colombia, S.A.). Subsequently, additional holdings were acquired, bringing the ownership interest to 95.37% as of December 31, 2003.

On December 31, 2005, BBVA Colombia acquired 98.78% of Banco Granahorrar, S.A., proceeding to merger both entities on May 2006.

The ownership interest held by the Group as of December 31, 2006 was 95.43%.

CHANGES IN THE GROUP IN 2006

The most noteworthy acquisitions and sales of subsidiaries in 2006 were as follows:

•

On July 28, 2006, Telefónica España, S.A., on behalf of the liquidity mechanism to integrate Uno-E Bank, S.A., as established in the agreement entered into by Terra (subsequently merged into Telefónica España, S.A.) and BBVA, proceeded on January 10, 2003 to start selling to BBVA its 33 % ownership interest in Uno-E Bank, S.A. for an aggregated amount of €148.5 million, reaching BBVA a 100 % ownership of Uno-E Bank, S.A.

•

In May 2006 BBVA acquired a 51% ownership interest in Forum, a Chilean company specialising in car purchase financing, through the Chilean entities Forum Distribuidora, S.A. and Forum Servicios Financieros, S.A. (which in turn own all the shares of ECASA, S.A.), giving rise to the incorporation of BBVA Financiamiento Automotriz. The goodwill recognised as of December 31, 2006 amounted €51 million.

•	On April 5, 2006 the Group sold its 51% ownership interest in Banc Internacional d´Andorra, S.A. for €395.15 million, which gave rise to a gain of €184 million.

•

On November 10, 2006 the Group acquired Texas Regional Bancshares Inc. through the investment of $2,141 million (€1,674 million). The goodwill recognised as of December 31, 2006 amounted €1,257 million.

•	On November 30, 2006 the Group acquired all the shares of the Italian vehicle rental company Maggiore Fleet S.p.A., for €70.2 million, giving rise to goodwill of €35.7 million.

•	In January 3, 2007 the acquisition of State National Bancshares Inc. was accomplished (see Note 61).

CHANGES IN THE GROUP IN 2005

The most noteworthy acquisitions of subsidiaries in 2005 were as follows:

•

On 6 January, pursuant to the agreement entered into in September 2004 and after obtaining the mandatory authorisations, the Group, through BBVA Bancomer, acquired all the shares of Hipotecaria Nacional, S.A. de C.V., a Mexican company specialising in the mortgage business. The price paid was MXP 4,121 million (approximately €276 million) and the goodwill recognised amounted to €259 million as of December 31, 2005.

•

On 28 April, pursuant to the agreement entered into on September 20, 2004 and after obtaining the mandatory authorisations, BBVA acquired all the shares of Laredo National Bancshares, Inc., a bank holding located in Texas (United States) which operates in the banking business through two independent banks: Laredo National Bank and South Texas National Bank. The price paid was $859.6 million (approximately €666 million) and the goodwill recognised amounted to €474 million as of December 31, 2005.

•

On October 31, 2005, the Guarantee Fund for Colombian Financial Institutions, FOGAFIN, sold by public auction 98.78% of the share capital of Banco Granahorrar, S.A. (a Colombian financial institution) to the BBVA Group’s subsidiary in Colombia, BBVA Colombia, S.A. The financial offer made by BBVA Colombia for the acquisition of Banco Granahorrar, S.A. totalled $423.66 million. This transaction was performed in December 2005 after authorisation had been obtained from the related supervisory and control bodies. The price paid was Colombian pesos 981,572.2 million, approximately €364 million, and the goodwill recognised amounted to €267 million as of December 31, 2005.

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

•

On October 8, 2004, the Group completed the purchase of all the shares of Valley Bank, an entity located in California, for $16.7 million (€13,130 thousand). This was BBVA’s first commercial banking transaction in mainland USA.

•

On October 12, 2004, the Group sold the El Salvador welfare business comprising BBVA Crecer AFP and BBVA Seguros, S.A. – Seguros de Personas—in which BBVA had ownership interests of 62% and 51%, respectively, for $42.8 million (€32,827 thousand), giving rise to a gain of €12,287 thousand.

INVESTMENTS ON COURSE

On November 22, 2006 BBVA reached an agreement with the Chinese banking group CITIC Group to develop a strategic alliance in the Chinese market. In accordance with this agreement, BBVA will acquire a 5% ownership interest in “China Citic Bank” (“CNCB”) with a call option to acquire 9.9% of its sharecapital. The price for the initial 5% sharecapital is of approximately €501 million. Additionally BBVA will acquire al 15% ownership interest in the banking entity “Citic International Financial Holdings” (“CIFH”), which develops its activity in Hong Kong, being quoted as well in the Hong Kong Stock Exchange. The price for this 15% sharecapital is of approximately €488 million. Full effect of this transaction is conditional upon the obtainance of the corresponding approvals and registers supervising organisms.

5. DISTRIBUTION OF PROFIT

In 2006 the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. resolved to pay the shareholders three interim dividends out of 2006 profit, amounting to a total of €0.396 gross per share. The aggregate amount of the interim dividends declared as of December 31, 2006, net of the amount collected and to be collected by the consolidable Group companies, was €1,362,700 thousand and is recorded under “Equity-Dividends and Remuneration” in the related consolidated balance sheet (Note 31). The last of the aforementioned interim dividends, which amounted to €0.132 gross per share and was paid to the shareholders on January 10, 2007, was recorded under the heading “Financial Liabilities at Amortised Cost – Other Financial Liabilities” in the consolidated balance sheet as of December 31, 2006 (Note 26).

The provisional accounting statements prepared in 2006 by Banco Bilbao Vizcaya Argentaria, S.A. in accordance with legal requirements evidencing the existence of sufficient liquidity for the distribution of the interim dividends were as follows:

	Thousands of Euros
	31-05-2006 Dividend 1	31-08-2006 Dividend 2	30-11-2006 Dividend 3
Interim dividend -
Profit at each of the dates indicated, after the provision for income tax	1,535,235	2,376,266	2,244,779
Less -
Estimated provision for Legal Reserve	—	—	(15,789)
Interim dividends paid	—	(447,592)	(895,184)

Maximum amount distributable	1,535,235	1,928,674	1,333,806

Amount of proposed interim dividend	447,592	447,592	468,861

The Bank’s Board of Directors will propose to the shareholders at the Annual General Meeting that a final dividend of €0.241 per share be paid out of 2006 income. Based on the number of shares representing the share capital as of December 31, 2006 (Note 32), the final dividend would amount to €856,025 thousand and profit would be distributed as follows:

Thousands of Euros
Net profit for 2006 (Note 4)	2,439,825
Distribution:
Dividends
- Interim	1,364,045
- Final	856,025
Legal reserve	15,789
Voluntary reserves	203,966

The distribution of profit per share during 2006, 2005 and 2004 is as follows:

	First interim	Second interim	Third interim	Final	Total
2004	0.100	0.100	0.100	0.142	0.442
2005	0.115	0.115	0.115	0.186	0.531
2006	0.132	0.132	0.132	0.241	0.637
6. EARNINGS PER SHARE

Basic earnings per share are determined by dividing net profit or losses attributable to the Group in a given period by the weighted average number of shares outstanding during the period.

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

Therefore:

EARNINGS PER SHARE FOR CONTINUING OPERATIONS	2006	2005	2004
Numerator for basic earnings per share:
Income available to common stockholders (thousands of euros)	4,735,879	3,806,425	2,922,596
Numerator for diluted earnings per share:
Income available to common stockholders (thousands of euros)	4,735,879	3,806,425	2,922,596
Denominator for basic earnings per share (millions of shares)	3,406	3,391	3,369
Denominator for diluted earnings per share (millions of shares)	3,406	3,391	3,369

Basic earnings per share (euros)	1.39	1.12	0.87

Diluted earnings per share (euros)	1.39	1.12	0.87

As of December 31, 2006, 2005 and 2004, there were neither instruments nor share based payment to employees that could potentially dilute basic earnings per share.

As of December 31, 2006, 2005 and 2004, there were no discontinued operations that affected the earnings per share calculation for periods presented.

7. BASIS AND METHODOLOGY INFORMATION FOR SEGMENT REPORTING

Information by business area is a fundamental tool for monitoring and managing the Group’s various businesses. Preparation of this information starts at the lowest-level units, and all the accounting data relating to the business managed by these units are recorded. Management classifies and combines data from these units in accordance with a defined structure by the Group to arrive at the picture for the principal units and, finally, for the entire area itself. Likewise, the Group’s individual companies also belong to different business areas according to their type of activity. If a company’s activities do not match a single area, the Group assigns them and its earnings to a number of relevant units.

Once management has defined the composition of each area, it applies the necessary management adjustments inherent in the model. The most relevant of these are:

•

Stockholders’ equity: the Group allocates economic capital commensurate with the risks incurred by each business (CeR). This is based on the concept of unexpected loss at a certain level of statistical confidence, depending on the Group’s targets in terms of capital adequacy. These targets are applied at two levels: the first is core equity, which determines the allocated capital. The Bank uses this amount as a basis for calculating the return generated on the equity in each business (ROE). The second level is total capital, which determines the additional allocation in terms of subordinate debt and preference shares. The CeR calculation combines lending risk, market risk (including structural risk associated with the balance sheet and equity positions), operational risk and fixed asset and technical risks in the case of insurance companies.

•

Stockholders’ equity, as calculated under BIS rules, is an extremely important reference to the entire Group. However, for the purpose of allocating capital to business areas the Bank prefers CeR. It is risk-sensitive and thus linked to the management policies for the individual businesses and the business portfolio. This procedure anticipates the approach likely to be adopted by the future Basel II rules on capital. These provide an equitable basis for assigning capital to businesses according to the risks incurred and make it easier to compare returns.

•	In this note the above method of allocating capital is applied to all business units without exception (in previous years, capital was assigned to most units in the Americas based on book value).

•

Internal transfer prices: management uses rates adjusted for maturity to calculate the margins for each business. It also revises the interest rates for the different assets and liabilities that make up each unit’s balance sheet.

•

Assignment of operating expenses: the Bank assigns direct and indirect costs to the business areas except for those where there is no close and defined relationship, i.e., when they are of a clearly corporate or institutional nature for the entire Group.

•

Cross-business register: in some cases, and for the correct assignment of results, consolidation adjustments are done to eliminate double accounting produced by the incentives given to boost cross-business between units.

Concerning the structure by segments, the main level is set out by type of business.

The secondary basis of segment reporting relates to geographical segments. Information is prepared for the Group companies located in the Americas, detailing the banking, pension and insurance activities carried on in each of the countries.

This segmentation is based on the current internal organisational structure established by the BBVA Group for the management and monitoring of its business activities in 2006; the arrangement of the areas is different to that in 2005 and reflects the new structure of the Group in effect since January 1, 2006.

Thus the present composition of the Group’s main business areas as of December 31, 2006, was as follows:

•

Retail Banking in Spain and Portugal: this includes the Financial Services unit, i.e., individual customers, small companies and businesses in the domestic market, plus consumer finance provided by Finanzia and Uno-e, mutual and pension fund managers, private banking, the insurance business and BBVA Portugal.

•

Wholesale Businesses: this area consists of the corporate banking unit, including SMEs (previously reported under Retail Banking), large companies and institutions in the domestic market. Global Businesses covers the global customers unit, investment banking, treasury management and distribution. The area also takes care of business and real estate projects.

•	Mexico and the United States: this area includes the banking, insurance and pension businesses in Mexico and the United States (including Puerto Rico).

•	South America: this consists of banking, insurance and pension businesses in South America.

•

Corporate Activities: This area includes the results of the ALCO unit (the assets and liabilities committee) and Holdings in Industrial and Financial Companies. It also books the costs from central units that have a strictly corporate function and makes allocations to corporate and miscellaneous provisions, e.g., for early retirement. Earnings from the Group’s companies in Andorra were reported under this area until April, when the Group divested its holding there.

The figures corresponding to 2005 and 2004 have been calculated following the same criteria and structure used for 2006, in order that 2006, 2005 and 2004 are homogeneous for comparison.

On December 19, 2006 the Board of Directors approved a new organisational structure for the BBVA Group, which became effective on January 1, 2007.

The summarised income statements and main activity ratios by business area are as follows:

	Thousands of Euros
	Retail Banking Spain and Portugal			Wholesale Businesses
	2006	2005	2004	2006	2005	2004
NET INTEREST INCOME	2,865,005	2,623,068	2,508,950	1,031,627	1,017,415	946,662
Income by the equity method	752	892	1,269	283,160	51,115	104,006
Net fee income	1,588,617	1,456,420	1,341,146	491,491	424,980	380,078
Income from insurance activities	375,534	309,317	257,057	—	—	—
CORE REVENUES	4,829,908	4,389,698	4,108,423	1,806,278	1,493,510	1,430,746
Gains and losses on financial assets and liabilities	72,180	54,777	32,592	641,987	447,551	225,137
GROSS INCOME	4,902,088	4,444,474	4,141,015	2,448,265	1,941,061	1,655,884
Net revenues from non-financial activities	32,347	25,777	27,379	104,258	94,853	80,797
Personnel and general administrative expenses	(2,193,474)	(2,091,867)	(2,002,966)	(643,886)	(581,525)	(543,955)
Depreciation and amortization	(102,011)	(102,725)	(106,441)	(11,989)	(12,278)	(12,208)
Other operating income and expenses	13,657	43,274	29,810	15,701	28,643	4,336
OPERATING PROFIT	2,652,608	2,318,933	2,088,797	1,912,348	1,470,755	1,184,853
Impairment losses on financial assets	(355,547)	(328,229)	(274,499)	(322,444)	(269,223)	(366,100)
– Loan Loss provisions	(356,644)	(330,170)	(274,499)	(322,444)	(269,152)	(366,100)
– Other	1,097	1,941	—	—	(71)	—
Provisions	(2,617)	(2,281)	(5,285)	(11,272)	5,177	5,868
Other income/losses	16,295	18,353	7,945	158,886	31,001	59,129
PRE-TAX PROFIT	2,310,740	2,006,775	1,816,959	1,737,519	1,237,709	883,752
Corporate income tax	(807,891)	(685,515)	(619,395)	(449,417)	(361,334)	(221,610)
NET PROFIT	1,502,849	1,321,260	1,197,565	1,288,103	876,374	662,141
Minority interests	(4,373)	(4,194)	(3,700)	(5,697)	(3,694)	(4,110)
NET ATTRIBUTABLE PROFIT	1,498,476	1,317,066	1,193,864	1,282,406	872,680	658,031

	Thousands of Euros
	México and USA			South America			Corporate Activities
	2006	2005	2004	2006	2005	2004	2006	2005	2004
NET INTEREST INCOME	3,535,013	2,678,277	1,898,796	1,310,464	1,039,113	908,169	(367,971)	(149,904)	(103,049)
Income by the equity method	(2,109)	(24)	(1,651)	2,598	(1,383)	485	23,247	70,895	(7,069)
Net fee income	1,389,794	1,211,898	993,231	814,943	694,942	596,081	50,035	151,755	102,556
Income from insurance activities	304,783	228,671	191,337	(5,607)	5,418	(20,065)	(24,279)	(56,483)	(37,711)
CORE REVENUES	5,227,481	4,118,822	3,081,713	2,122,398	1,738,090	1,484,670	(318,968)	16,264	(45,273)
Gains and losses on financial assets and liabilities	195,966	167,706	140,877	282,358	156,573	94,566	841,048	440,570	566,657
GROSS INCOME	5,423,447	4,286,528	3,222,590	2,404,756	1,894,663	1,579,236	522,080	456,835	521,384
Net revenues from non-financial activities	(4,178)	(2,595)	(1,385)	82	8,588	5,013	(1,151)	(844)	14,687
Personnel and general administrative expenses	(1,945,609)	(1,737,009)	(1,350,334)	(1,103,151)	(932,873)	(815,360)	(444,301)	(419,445)	(385,218)
Depreciation and amortization	(125,997)	(138,248)	(123,770)	(92,717)	(68,723)	(85,065)	(139,484)	(126,718)	(120,746)
Other operating income and expenses	(117,008)	(105,586)	(98,154)	(46,133)	(40,395)	(33,054)	(12,487)	(40,780)	(12,771)
OPERATING PROFIT	3,230,655	2,303,089	1,648,947	1,162,836	861,260	650,770	(75,343)	(130,952)	17,273
Impairment losses on financial assets	(685,332)	(314,964)	(233,673)	(149,470)	(79,658)	(73,148)	9,243	137,747	(10,775)
– Loan Loss provisions	(672,204)	(288,638)	(233,673)	(151,331)	(70,671)	(73,148)	25,956	145,551	163,510
– Other	(13,128)	(26,326)	—	1,861	(8,987)	—	(16,713)	(7,804)	(174,285)
Provisions	(72,680)	(50,646)	(78,747)	(58,722)	(78,025)	(101,049)	(1,192,914)	(328,406)	(671,345)
Other income/losses	42,734	(7,995)	(18,915)	316	14,110	21,108	770,753	21,710	285,725
PRE-TAX PROFIT	2,515,378	1,929,484	1,317,612	954,960	717,687	497,681	(488,261)	(299,902)	(379,122)
Corporate income tax	(738,578)	(556,044)	(386,521)	(229,135)	(165,519)	(138,918)	165,720	247,231	337,813
NET PROFIT	1,776,799	1,373,440	931,092	725,825	552,169	358,762	(322,541)	52,671	(41,308)
Minority interests	(2,026)	(3,574)	(40,021)	(216,756)	(173,276)	(129,571)	(6,304)	(79,409)	(8,210)
NET ATTRIBUTABLE PROFIT	1,774,773	1,369,866	891,070	509,069	378,893	229,191	(328,845)	132,080	(49,519)

	Thousands of Euros
	Retail Banking Spain and Portugal			Wholesale Businesses			Mexico and USA			South America
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Customer lending (1)	118,113,013	99,804,281	83,404,724	90,305,179	76,128,933	65,242,787	31,328,586	25,185,435	13,595,011	17,365,538	15,018,433	10,159,770
Customer deposits (2)	63,479,068	52,701,542	47,988,750	57,230,341	63,789,930	55,372,269	43,306,970	40,969,714	30,463,746	22,772,734	21,022,982	14,515,110
Deposits	63,444,931	52,637,971	47,955,575	46,831,691	46,838,587	41,500,415	36,791,331	34,910,483	27,765,673	21,666,754	19,864,273	14,050,572
Assets sold under repurchase agreement	34,138	63,571	33,175	10,398,651	16,951,344	13,871,853	6,515,640	6,059,231	2,698,073	1,105,980	1,158,710	464,538
Off-balance-sheet funds	61,407,132	60,961,549	55,334,658	2,248,710	2,154,716	1,659,717	18,477,848	16,977,135	11,440,099	33,446,899	30,978,438	22,328,831
Mutual funds	44,824,240	45,609,071	41,637,056	2,181,492	2,099,689	1,623,221	9,852,848	8,115,135	5,005,099	1,574,899	1,299,438	1,016,831
Pension funds	16,582,892	15,352,478	13,697,602	67,218	55,027	36,496	8,625,000	8,862,000	6,435,000	31,872,000	29,679,000	21,312,000
Other placements	7,137,102	7,145,773	7,068,019	—	—	—	3,293,560	2,235,125	1,922,806	—	—	—
Customer portfolios	19,031,860	15,588,000	13,547,000	491,000	2,909,000	4,525,000	6,941,000	5,713,000	5,785,000	—	—	85,000
Total assets (3)	124,292,144	105,383,399	88,978,818	195,049,807	176,939,514	154,934,628	69,288,564	66,983,799	47,991,557	29,390,918	27,349,854	18,699,463
ROE (%)	35.6	34.6	33.3	31.8	24.4	18.9	46.7	44.2	36.4	31.8	30.1	19.6
Efficiency ratio (%)	43.4	45.1	46.3	24.8	28.0	30.7	35.9	40.5	41.9	45.9	49.0	51.5
Efficiency incl. depreciation and amortization (%)	45.4	47.4	48.8	25.2	28.6	31.4	38.2	43.8	45.8	49.7	52.6	56.8
NPL ratio (%)	0.67	0.65	0.85	0.22	0.29	0.44	2.19	2.24	2.87	2.67	3.67	4.81
Coverage ratio (%)	264.5	275.6	219.0	707.9	561.5	406.7	248.9	251.3	245.2	132.8	109.3	104.1

(1)	Gross lending excluding NPLs.
(2)	Includes collection accounts and individual annuities.
(3)	Excluding insurance.

8. REMUNERATION OF THE BANK’S DIRECTORS AND SENIOR MANAGEMENT

Remuneration and other provisions for the Board of Directors and members of the Management Committee

•	REMUNERATION OF NON-EXECUTIVE DIRECTORS

The remuneration paid to the non-executive members of the Board of Directors during 2006 is indicated below. The figures are given individually for each non-executive director and itemised in thousand euros:

	Thousands of Euros
	Board	Standing Committee	Audit	Risk	Appointments and Compensation	Total
Tomás Alfaro Drake	89	—	43	—	—	132
Juan Carlos Álvarez Mezquíriz	119	152	—	—	39	310
Richard C. Breeden	324	—	—	—	—	324
Ramón Bustamante y de la Mora	119	—	65	97	—	281
José Antonio Fernández Rivero (*)	119	—	—	194	—	313
Ignacio Ferrero Jordi	119	101	22	—	58	300
Román Knörr Borrás	119	152	—	—	—	271
Ricardo Lacasa Suárez	119	—	162	97	—	378
Carlos Loring Martínez de Irujo	119	—	65	—	78	262
Enrique Medina Fernández	119	152	—	97	—	368
Susana Rodríguez Vidarte	119	—	65	—	—	184
Telefónica de España, S.A. (Sr. Vila)	119	—	—	—	—	119

Total (**)	1,603	557	422	485	175	3,242

(*)	Mr José Antonio Fernández Rivero, apart from the amounts detailed above, also received a total of €652,000 during 2006 in early retirement payments as a former member of the BBVA management.

(**)	Mr José María San Martín Espinós, who stood down as director at the AGM, 18th March 2006, received €77,000 in 2006 in payment of his membership of the Board of Directors.

•	REMUNERATION OF EXECUTIVE DIRECTORS

The remuneration paid to the executive members of the Board of Directors during 2006 is indicated below. The figures are given individually for each executive director and itemised:

	Thousands of Euros
	Fixed remunerations	Variable Remunerations (*)	Total (**)
Chairman	1,740	2,744	4,484
Chief Executive Officer	1,287	2,304	3,591
General Secretary	581	703	1,284

Total	3,608	5,751	9,359

(*)	Figures relating to variable remuneration for 2005 paid in 2006.

(**)	In addition, the executive directors received remuneration in kind in 2006 totalling €37 thousand, of which €8 thousand relates to Chairman, €14 thousand relates to Chief Executive Officer and €15 thousand to General Secretary.

The executive directors also earned a variable remuneration during 2006, which will be satisfied to them during 2007. The amount earned by the Chairman was of €3,255 thousand, the Chief Executive Officer earned €2,730 thousand while the General Secretary earned €794 thousand. These amounts are recognised under the heading “Accrued Expenses and Deferred Income” in the consolidated balance sheet as of December 31, 2006.

•	REMUNERATION OF THE MEMBERS OF THE MANAGEMENT COMMITTEE(*)

The remuneration paid in 2006 to the members of BBVA’s Management Committee, excluding executive directors, comprised €5,763 thousand of fixed remuneration and €11,403 thousand of variable remuneration earned in 2005 and received in 2006.

In addition, the members of the Management Committee, excluding executive directors, received remuneration in kind totalling €526 thousand in 2006.

The members of the Management Committee earned variable remuneration totalling €12,689 thousand in 2006, and this amount, which is recognised under the heading “Accrued Expenses and Deferred Income” in the consolidated balance sheet as of December 31, 2006, will be paid in 2007.

(*)	The membership of the Management Committee decreased from 18 to 16 in December 2006. This section includes information relating to all the members of the Management Committee as of December 31, 2006, excluding executive directors.

•	LONG TERM INCENTIVE PLAN FOR THE PERIOD 2003-2005

The long-term incentive plan for 2003-2005 was settled in 2006. It applied to all the management team, including executive directors and members of the Management committee, and was pegged to the achievement of the long-term targets established at the beginning of the plan (2003) and to the BBVA Group’s comparative performance in earnings per share, cost-income ratio and ROE against their benchmark peers at the end of the plan.

This plan was published in the 2005 Annual Report, estimating the settlement figures on the basis of data from 2003 and 2004 and the published information for 2005 available at the time of going to press.

Once the final data required to settle the plan were obtained (ie, once the benchmark peers published their earnings per share, cost-income ratio and ROE figures and BBVA’s performance could be ranked against these) the plan was paid out in 2006. The executive directors received the following amounts for the three years (2003, 2004 and 2005): Chairman and CEO, €5,294 thousand; President and COO, €4,438 thousand and Company Secretary, €1,351 thousand.

Meanwhile, the members of the Management committee, excluding the executive directors, received the total sum of €13,026 thousand from the plan, for all three years covered under the plan.

•	WELFARE BENEFIT OBLIGATIONS

The provisions recorded at 2006 year-end to cater for welfare benefit obligations to executive directors were as follows:

Thousands of Euros
Chairman	53,193
Chief Executive Officer	44,141
General Secretary	7,235

Total	104,569

Of this aggregate amount, €16,796 thousand were charged to 2006 earnings. Most of these commitments were insured under policies with BBVA as beneficiary, underwritten by an insurance company belonging to the Group. These insurance policies were matched to financial assets in compliance with Spanish legal regulations. The internal return on the insurance policies associated to said commitments was €3,946 thousand, which partly offset the amount allocated to provisions during the year.

Also, insurance premiums amounting to €79 thousand were paid on behalf of the non-executive directors members of the Board of Directors.

The provisions charged as of December 31, 2006 for post-employment welfare commitments for the Management committee members, excluding executive directors, amounted to €39,161 thousand. Of these, €11,215 thousand were charged against 2006 earnings. The internal return on the insurance policies associated to said commitments was €1,021 thousand, which partly offset the amount allocated to provisions during the year.

•	REMUNERATION SYSTEM FOR NON-EXECUTIVE DIRECTORS WITH DEFERRED DELIVERY OF SHARES

The annual general meeting celebrated on March 18, 2006, under agenda item eight, resolved to establish a remuneration scheme using deferred delivery of shares to the Bank’s non-executive directors, to substitute the earlier scheme that had covered these directors.

The new plan assigns ‘theoretical’ shares each year to non-executive director beneficiaries equivalent to 20% of the total remuneration paid to each in the previous year, using the average of BBVA stock closing prices from the trading sessions prior to the annual general meetings approving the financial statements for the years covered by the scheme as of 2006. These shares, where applicable, are to be delivered when the beneficiaries cease to be directors on any grounds other than serious dereliction of duties.

The Annual General Meeting resolution granted the non-executive directors who were beneficiaries of the earlier scheme the possibility of choosing to convert the amounts to which they were entitled under the previous scheme for non-executive directors into “theoretical shares”. These entitlements amounted to a total of €2,228 thousand as of December 31, 2006. All the beneficiaries opted for this conversion.

Consequently, the non-executive directors who were beneficiaries of the new system for deferred delivery of shares, approved by the AGM, received the following number of theoretical shares:

DIRECTORS	Theoretical Shares
JUAN CARLOS ALVAREZ MEZQUIRIZ	16,208
RAMÓN BUSTAMANTE Y DE LA MORA	16,941
JOSÉ ANTONIO FERNÁNDEZ RIVERO	6,595
IGNACIO FERRERO JORDI	16,879
ROMÁN KNÖRR BORRÁS	12,720
RICARDO LACASA SUAREZ	16,004
CARLOS LORING MARTÍNEZ DE IRUJO	4,906
ENRIQUE MEDINA FERNÁNDEZ	24,134
SUSANA RODRÍGUEZ VIDARTE	8,559

•	SEVERANCE PAYMENTS

The contracts of the Bank’s executive directors (Chairman and CEO, President and COO, and Company Secretary) recognise their entitlement to be compensated should they leave their post for grounds other than their own decision, retirement, disablement or serious dereliction of duty. These entitlements amount to an aggregate compensation of €141,390 thousand.

In order to receive such compensation, directors must place their directorships at the disposal of the board, resign from any posts that they may hold as representatives of the Bank in other companies, and waive pre-existing employment agreements with the Bank, including any senior management positions and any right to obtain compensation other than that already indicated.

On standing down, they will be rendered unable to provide services to other financial institutions in competition with the Bank or its subsidiaries for two years, as established in the board regulations.

9. RISK EXPOSURE

Activities concerned with financial instruments may involve the assumption or transfer of one or more types of risk by financial entities. The risks associated with financial instruments are:

•	Market risks: these arise as a consequence of holding financial instruments whose value may be affected by changes in market conditions; they include three types of risk:

•	Currency risk: arises as a result of changes in the exchange rate between currencies.

•	Fair value interest rate risk: arises as a result of changes in market interest rates.

•	Price risk: arises as a result of changes in market prices, due either to factors specific to the individual instrument or to factors that affect all instruments traded on the market.

•

Credit risk: this is the risk that one of the parties to the financial instrument agreement will fail to honour its contractual obligations due to the insolvency or incapacity of the individuals or legal entities involved and will cause the other party to incur a financial loss.

•

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

1. CORPORATE MANAGEMENT STRUCTURE

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

The Internal Risk Committee, which is composed of the persons responsible for Group risk management at corporate level, develops and implements the risk management model at the Group and ensures that the risks assumed by the Group are in line with the target risk profile defined by the governing bodies.

The Technical Transactions Committee analyses and approves, where appropriate, the financial transactions and programmes that are within its level of authorisation, and refers any transactions exceeding the scope of its delegated powers to the Lending Committee.

2. TOOLS, CIRCUITS AND PROCEDURES

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

3. INTERNAL CONTROL – RISK MAPS

The Group has an independent function which, in keeping with the recommendations of the regulators, draws up Risk Maps identifying any gaps in the Group’s risk management and the best practices, and establishes working plans with the various business areas to remedy these gaps.

a) MARKET RISK MANAGEMENT

a.1) Market Risk in market areas

The BBVA Group manages together credit and market risks in the market and treasury areas through their Central Risk Unit.

The detail, by instrument, of the risk exposure as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Credit institutions	17,149,744	27,470,224	16,702,957
Fixed-income securities	68,737,919	82,009,555	83,211,589
Derivatives	6,195,150	8,525,664	7,607,036

Total	92,082,813	118,005,443	107,521,582

In the market areas the Group has legal compensation rights and contractual compensation agreements which give rise to a reduction of €9,142 million in credit risk exposure as of December 31, 2006.

With regard to market risk (including interest rate risk, currency risk and equity price risk), BBVA’s limit structure determines an overall VaR limit for each business unit and specific sublimits by type of risk, activity and desk. The Group also has in place limits on losses and other control mechanisms such as delta sensitivity calculations, which are supplemented by a range of indicators and alerts which automatically activate procedures aimed at addressing any situations that might have a negative effect on the activities of the business area.

The market risk profile as of December 31, 2006, 2005 and 2004 was as follows:

	Thousands of Euros
	2006	2005	2004
Interest risk	7,405	11,284	12,322
Spread risk	5,531	3,343	3,967
Currency risk	727	1,717	1,216
Stock-market risk	5,756	2,024	2,261
Vega risk	4,928	4,443	3,904
Correlation risk	2,968	1,817	1,986

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

Following is a detail in millions of euros of the average interest rate risk exposure levels of the main financial institutions of the BBVA Group in 2006:

	Average Impact on Net Interest Income
	100 Basis-Point Increase				100 Basis-Point Decrease
ENTITIES	Euro	Dollar	Other	Total	Total
BBVA	-141	+15	-1	-127	+144
Other Europe	+1	—	—	+1	-1
BBVA Bancomer	—	+23	+58	+81	-81
BBVA Puerto Rico	—	-4	—	-4	—
BBVA Chile	—	-1	-3	-4	+4
BBVA Colombia	—	—	+6	+6	-6
BBVA Banco Continental	—	+1	+4	+5	-6
BBVA Banco Provincial	—	+1	+10	+11	-11
BBVA Banco Francés	—	—	-2	-2	+3

	Average Impact on Economic Value
	100 Basis-Point Increase				100 Basis-Point Decrease
ENTITIES	Euro	Dollar	Other	Total	Total
BBVA	+450	+3	-5	+448	-490
Other Europe	-26	—	—	-26	+28
BBVA Bancomer	—	+18	-195	-177	+174
BBVA Puerto Rico	—	-17	—	-17	+3
BBVA Chile	—	—	-45	-45	+32
BBVA Colombia	—	—	-6	-6	+7
BBVA Banco Continental	—	-12	—	-12	+13
BBVA Banco Provincial	—	—	+12	+12	-12
BBVA Banco Francés	—	—	-42	-42	+47

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

The average annual interest rate of the debt securities included in the “financial assets held for trading” heading during 2006 was of 3.94% (5.29% and 7.02% during 2005 and 2004, respectively).

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

As of December 31, 2006, the coverage of structural currency risk exposure stood at 34%.

a.4) Structural equity price risk

The BBVA Group’s exposure to structural equity price risk derives mainly from investments in industrial and financial companies with medium- to long-term investment horizons. It is reduced by the net short positions held in derivative instruments on the same underlyings in order to limit the sensitivity of the portfolio to possible falls in prices. As of December 31, 2006 the aggregate sensitivity of the Group’s equity positions to a 1% fall in the price of the shares amounted to €75 million, 73% of which is concentrated in highly liquid European Union equities. This figure is determined by considering the exposure on shares measured at market price or, in the absence thereof, at fair value, including the net positions in equity swaps and options on the same underlyings in delta equivalent terms. Treasury Area portfolio positions are not included in the calculation.

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

b) CREDIT RISK MANAGEMENT

Loans and receivables

The detail, by nature of the related financial instrument, of the carrying amounts of the financial assets included under “Loans and Receivables” in the accompanying consolidated balance sheets as of December 31, 2006, 2005 and 2004, is shown in Note 14.

The detail, by heading, of the Group’s maximum credit risk exposure as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Gross credit risk (amount drawn down)	305,249,671	252,274,622	198,230,469
Loans and receivables	262,968,973	222,413,025	176,672,820
Contingent liabilities	42,280,698	29,861,597	21,557,649
Market activities	92,082,813	118,005,443	107,533,914
Drawable by third parties	98,226,297	85,001,452	60,716,878

Total	495,558,781	455,281,517	366,481,261

The detail, by geographical area, of the Gross credit risk (amount drawn down) of the foregoing detail as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Spain	243,366,824	199,043,387	163,821,433
Other European countries	6,120,288	6,462,795	5,721,920
The Americas	55,762,559	46,768,440	28,687,116
Mexico	27,728,518	24,499,054	14,714,176
Puerto Rico	3,247,768	3,293,317	2,484,770
Chile	6,263,848	5,918,357	3,941,860
USA	5,050,880	1,797,094	56,691
Argentina	2,203,496	2,109,233	1,695,668
Perú	3,665,819	2,846,359	1,959,688
Colombia	3,310,663	2,845,845	1,446,183
Venezuela	3,139,140	2,397,018	1,543,935
Other	1,152,427	1,062,163	844,145

Total	305,249,671	252,274,622	198,230,469

As of December 31, 2006, 104 corporate groups had drawn down loans of more than €200 million, which taken together constitute a total risk exposure of 19% of the total for the Group as of December 31, 2006. 90% of these corporate groups have an investment grade rating. The breakdown, based on the geographical area in which the transaction was originated, is as follows: 69% in Spain, 22% in the Bank’s branches abroad, and 9% in Latin America (7% in Mexico alone). The detail, by sector, is as follows: Institutional (19%), Real Estate and Construction (27%), Electricity and Gas (12%), Consumer Goods and Services (11%), and Telecommunications (10%).

The parent and subsidiaries business activity exposure to the private sector in Spain, is of very high credit quality as evidenced by the fact that as of December 31, 2006, 76.9% of the portfolio is rated BBB- (investment grade) or higher, and 59.3% is rated A or higher, as indicated in the following table as of December 31, 2006:

% of Total Exposure
AAA/AA	29.5%
A	29.8%
BBB+	5.2%
BBB	6.6%
BBB-	5.8%
BB+	6.3%
BB	5.5%
BB-	5.2%
B+	3.3%
B	2.1%
B-	0.7%

Loans and advances to other debtors

The detail, by transaction type, status, sector and geographical area, of the carrying amounts of the financial assets included under “Loans and Advances to Other Debtors” in the accompanying consolidated balance sheets as of December 31, 2006, 2005 and 2004, disregarding the impairment losses, is shown in Note 14.3.

The Group’s lending to the private sector resident in Spain totalled €167 billion. Its risk exposure is highly diversified between financing provided to individuals and businesses, and there are no significant concentrations in the sectors that are more sensitive to the current economic scenario.

Non-performing assets (past-due and overdrawn amounts and overruns) included in “Receivable on Demand and Other” amounted to €1,804 million as of December 31, 2006 (€1,023 million and €946 million as of December 31, 2005 and 2004, respectively).

Impaired assets

The detail, by nature of the related financial instrument, of the carrying amounts of the financial assets included under the heading “Impaired loans and advances to other debtors” in the accompanying consolidated balance sheets as of December 31, 2006, 2005 and 2004 is shown in Note 14.4. Additionally, as of December 31, 2006 the substandard contingent liabilities amounted to €40 million (€36 million and €46 million as of December 31, 2005 and 2004 respectively).

The detail, by geographical area, of the headings “impaired loans and advances to other debtors” and “Substandard contingent liabilities” as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Spain	1,174,294	1,051,072	1,169,599
Other European countries	42,055	37,419	33,708
The Americas	1,315,061	1,293,838	1,044,746
Mexico	611,986	573,004	433,314
Puerto Rico	66,962	71,482	62,102
Chile	194,366	234,513	172,190
USA	110,128	18,576	—
Argentina	25,950	38,464	71,892
Peru	76,571	82,139	66,498
Colombia	169,136	223,041	160,548
Venezuela	38,469	15,795	22,588
Other	21,493	36,824	55,614

Total	2,531,410	2,382,329	2,248,053

The changes in 2006, 2005 and 2004 in “Impaired loans and advances to other debtors” and “Substandard contingent liabilities” in the foregoing detail are as follows:

	Thousands of Euros
	2006	2005	2004
Balance at the beginning of the period	2,382,329	2,248,053	3,028,121
Additions	2,741,853	1,942,774	1,987,574
Recoveries	(1,829,894)	(1,531,039)	(1,574,475)
Transfers to write-off	(707,451)	(666,534)	(713,188)
Exchange differences and others	(55,427)	389,075	(479,979)

Balance at the end of the period	2,531,410	2,382,329	2,248,053

The changes in 2006, 2005 and 2004 impaired loans and advances to other debtors heading are detailed in Note 14.4.

As of December 31, 2006, 2005 and 2004, the detail of the headings “Impaired loans and advances to other debtors” and “Substandard contingent liabilities” of the various business segments were as follows:

	Thousands of Euros
	2006	2005	2004
Retail Banking Spain and Portugal	824,689	672,418	740,253
Wholesale and Investment Banking	277,838	303,365	369,646
Mexico and USA	789,076	663,062	495,416
The Americas	525,985	630,776	549,330
Corporate Activities	113,822	112,708	93,408

Total	2,531,410	2,382,329	2,248,053

Impairment losses

The changes in the balance of the provisions for impairment losses on the assets included under the heading “Loans and Receivables” are shown in Note 14.4.

In addition, as of December 31, 2006, the provisions for impairment losses on off-balance-sheet items amounted to €501,993 thousand (€452,462 thousand and €348,782 thousand as of December 31, 2005 and 2004, respectively) (see Note 28).

c) LIQUIDITY RISK

The aim of liquidity risk management and control is to ensure that the Bank’s payment commitments can be met without having to resort to borrowing funds under onerous conditions.

The Group’s liquidity risk is monitored using a dual approach: the short-term approach (90-day time horizon), which focuses basically on the management of payments and collections of Treasury and Markets, ascertains the Bank’s possible liquidity requirements; and the structural, medium- and long-term approach, which focuses on the financial management of the balance sheet as a whole, with a minimum monitoring time frame of one year.

The Risk Area performs a control function and is totally independent of the management areas of each of the approaches and of the Group’s various units. Each of the risk areas, which are independent from each other, complies with the corporative principles of liquidity risk control that are established by the Market Risk Central Unit (UCRAM) – Structural Risks.

For each entity, the management areas request an outline of the quantitative and qualitative limits and alerts for short-, medium- and long-term liquidity risk, which is authorized by the Standing Committee. Also, the Risk Area performs periodic (daily and monthly) risk exposure measurements, develops the related valuation tools and models, conducts periodic stress tests, measures the degree of concentration on interbank counterparties, prepares the policies and procedures manual, and monitors the authorised limits and alerts, which are reviewed al least one time every year.

The liquidity risk data are sent periodically to the Group’s ALCO and to the management areas involved. As established in the Contingency Plan, the Technical Liquidity Group (GTL), in the event of an alert of a possible crisis, conducts an initial analysis of the Bank’s short- and long-term liquidity situation. The GTL comprises personnel from the Short-Term Cash Desk, Financial Management and the Market Area Risk Unit (UCRAM-Structural Risk). If the alert is serious, the GTL reports the matter to the Liquidity Committee, which is composed of the managers of the related areas. The Liquidity Committee is responsible, in situations requiring urgent attention, for calling a meeting of the Crisis Committee chaired by the CEO.

10. CASH AND BALANCES WITH CENTRAL BANKS

The breakdown of the balance of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Cash	2,756,458	2,408,841	1,790,632
Balances at the Bank of Spain	2,704,792	2,381,328	3,139,819
Balances at other central banks	7,035,144	7,526,957	5,192,066
Valuation adjustments (*)	18,728	24,191	573

Total	12,515,122	12,341,317	10,123,090

(*)	Valuation adjustments include accrued interests

11. FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING

11.1. BREAKDOWN OF THE BALANCE

The breakdown of the balances of these headings in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006		2005		2004
	Receivable	Payable	Receivable	Payable	Receivable	Payable
Debt securities	30,470,542	—	24,503,507	—	30,396,579	—
Other equity instruments	9,948,705	—	6,245,534	—	5,690,885	—
Trading derivatives	11,415,862	13,218,654	13,262,740	13,862,644	10,948,596	12,802,912
Short positions	—	1,704,880	—	2,408,221	—	1,331,501

Total	51,835,109	14,923,534	44,011,781	16,270,865	47,036,060	14,134,413

11.2. DEBT SECURITIES

The breakdown of the balance of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Issued by central banks	623,017	141,820	294,242
Spanish government bonds	3,345,024	2,501,499	6,906,877
Foreign government bonds	16,971,034	13,132,841	14,654,416
Issued by Spanish financial institutions	1,572,260	923,835	747,864
Issued by foreign financial institutions	4,779,493	5,022,035	4,879,106
Other debt securities	3,179,714	2,780,373	2,914,074
Securities lending	—	1,104	—

Total	30,470,542	24,503,507	30,396,579

The detail, by geographical area, of the balance of Debt Securities is as follows:

	Thousands of Euros
	2006	2005	2004
Europe	10,509,316	9,331,740	16,795,670
United States	3,597,575	3,187,479	2,394,949
Latin America	15,662,674	11,518,730	10,826,552
Rest of the world	700,977	465,558	379,408

Total	30,470,542	24,503,507	30,396,579

11.3. OTHER EQUITY INSTRUMENTS

The breakdown of the balance of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Shares of Spanish companies	5,196,520	3,326,259	2,998,917
Credit institutions	671,594	502,968	272,833
Other	4,524,926	2,823,291	2,726,084
Shares of foreign companies	1,955,920	1,273,550	1,493,200
Credit institutions	526,694	140,167	86,741
Other	1,429,226	1,133,383	1,406,459
Share in the net assets of mutual funds	2,796,265	1,645,725	1,198,768

Total	9,948,705	6,245,534	5,690,885

11.4. TRADING DERIVATIVES

The detail, by transaction type and market, of the balances of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
2006	Currency Risk	Interest Rate Risk	Equity Price Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organised markets	(747,483)	(11)	270,441	1,587	—	878	(474,588)
Financial futures	13,157	—	1,162	—	—	—	14,319
Options	(760,640)	(11)	269,279	1,587	—	878	(488,907)
Other products	—	—	—	—	—	—	—
OTC markets	(239,459)	586,992	(1,654,265)	4,842	(3,863)	(22,451)	(1,328,204)
Credit institutions	(266,228)	(296,607)	(637,446)	635	(8,669)	(22,551)	(1,230,866)
Forward transactions	8,559	—	—	635	—	—	9,194
Future rate agreements (FRAs)	—	43,791	—	—	—	—	43,791
Swaps	(269,231)	(176,475)	(23,929)	—	—	—	(469,635)
Options	(5,552)	(164,042)	(613,517)	—	(8,669)	(22,551)	(814,331)
Other products	(4)	119	—	—	—	—	115
Other financial Institutions	(5,094)	952,973	(569,798)	—	3,157	—	381,238
Forward transactions	(3,345)	—	—	—	—	—	(3,345)
Future rate agreements (FRAs)	—	(9)	—	—	—	—	(9)
Swaps	—	1,045,435	7,068	—	—	—	1,052,503
Options	(1,749)	(92,453)	(576,866)	—	3,157	—	(667,911)
Other products	—	—	—	—	—	—	—
Other sectors	31,863	(69,374)	(447,021)	4,207	1,649	100	(478,576)
Forward transactions	1,576	—	—	—	—	—	1,576
Future rate agreements (FRAs)	—	(133)	—	—	—	—	(133)
Swaps	1	(346,393)	(395,711)	4,207	—	100	(737,796)
Options	30,286	277,440	(51,310)	—	1,649	—	258,065
Other products	—	(288)	—	—	—	—	(288)

Total	(986,942)	586,981	(1,383,824)	6,429	(3,863)	(21,573)	(1,802,792)

of which: Asset Trading Derivatives	468,913	8,518,060	2,262,409	34,650	81,054	50,776	11,415,862

of which: Liability Trading Derivatives	(1,455,855)	(7,931,079)	(3,646,233)	(28,221)	(84,917)	(72,349)	(13,218,654)

	Thousands of Euros
2005	Currency Risk	Interest Rate Risk	Equity Price Risk	Credit Risk	Other Risks	Total
Organised markets
Financial futures	4,069	(5,833)	(53)	39,747	10,724	48,654
Options	(299)	(279)	253,062	—	—	252,484
Other products	—	593	—	—	—	593
OTC markets
Credit institutions
Forward transactions	107,695	128,384	(7,614)	—	—	228,465
Future rate agreements (FRAs)	—	20	—	—	—	20
Swaps	(7,656)	(78,072)	29,639	(1,896)	—	(57,985)
Options	(92,819)	154,547	(189,327)	—	(4,132)	(131,731)
Other products	(2,276)	(235,129)	—	—	—	(237,405)
Other financial Institutions
Forward transactions	(25,389)	—	—	—	—	(25,389)
Future rate agreements (FRAs)	—	(68)	—	—	—	(68)
Swaps	—	(108,432)	(4,830)	(592)	—	(113,854)
Options	(31,527)	(177,943)	(40,845)	—	—	(250,315)
Other products	(262)	54,917	—	—	—	54,655
Other sectors
Forward transactions	(168,653)	—	214	—	—	(168,439)
Future rate agreements (FRAs)	—	1,736	—	—	—	1,736
Swaps	—	421,392	(346,225)	(1,471)	—	73,696
Options	(12,434)	294,900	(557,431)	—	—	(274,965)
Other products	(56)	—	—	—	—	(56)

Total	(229,607)	450,733	(863,410)	35,788	6,592	(599,904)

of which: Asset Trading Derivatives	1,301,581	9,836,714	1,921,374	98,444	104,627	13,262,740

of which: Liability Trading Derivatives	(1,531,188)	(9,385,981)	(2,784,784)	(62,656)	(98,035)	(13,862,644)

	Thousands of Euros
2004	Currency Risk	Interest Rate Risk	Equity Price Risk	Credit Risk	Total
Organised markets
Options	4,434	(18)	(56,911)	—	(52,495)
OTC markets
Credit institutions
Forward transactions	(58,944)	865	—	—	(58,079)
Future rate agreements (FRAs)	—	(1,829)	—	—	(1,829)
Swaps	(7,521)	(631,399)	(15,728)	(331)	(654,979)
Options	31,208	(29,367)	(176,823)	—	(174,982)
Other financial Institutions
Forward transactions	(110,128)	—	—	—	(110,128)
Future rate agreements (FRAs)	—	(47)	—	—	(47)
Swaps	(14,052)	(382,059)	(5,094)	(287)	(401,492)
Options	1,068	(36,310)	13,356	—	(21,886)
Other sectors
Forward transactions	(737,767)	—	—	—	(737,767)
Future rate agreements (FRAs)	—	677	—	—	677
Swaps	(94,137)	530,896	(15,768)	(721)	420,270
Options	36,108	(25,765)	(71,922)	—	(61,579)
Total	(949,731)	(574,356)	(328,890)	(1,339)	(1,854,316)

of which: Asset Trading Derivatives	2,030,065	8,611,741	285,815	20,975	10,948,596

of which: Liability Trading Derivatives	(2,979,796)	(9,186,097)	(614,705)	(22,314)	(12,802,912)

12. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004, based on the nature of the related transactions, is as follows:

	Thousands of Euros
	2006	2005	2004
Debt securities	55,542	282,916	58,771
Unit-Linked products	55,542	282,916	58,771
Other equity instruments	921,572	1,138,337	1,000,719
Other securities	449,759	264,249	241,618
Unit-Linked products	471,813	874,088	759,101

Total	977,114	1,421,253	1,059,490

Life insurance policies where the risk is borne by the policyholder, are policies in which the funds constituting the insurance technical provisions, are invested in the name of the insurer in units in collective investment undertaking and other financial assets selected by the policyholder, who ultimately bears the investment risk.

13. AVAILABLE-FOR-SALE FINANCIAL ASSETS

13.1. BREAKDOWN OF THE BALANCE

The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004, based on the nature of the related transactions, is as follows:

	Thousands of Euros
	2006	2005	2004
Avaliable-for-sale financial assets
Debt securities	32,229,459	50,971,978	45,037,228
Other equity instruments	10,037,315	9,062,010	7,966,317

Total	42,266,774	60,033,988	53,003,545

The detail of the balance of the heading “Debt securities” as of December 31, 2006, 2005 and 2004, based on the nature of the related transactions, is as follows:

	Thousands of Euros
	2006	2005	2004
Debt securities
Issued by central banks	189,370	514,633	450,698
Spanish government bonds	6,818,343	14,277,305	16,318,064
Foreign government bonds	10,955,143	21,919,543	16,137,449
of which: doubtfully receivable from foreign general government	2,929	3,056	346,484
Issued by credit institutions	9,199,471	9,523,871	7,149,153
Resident	1,034,586	773,652	608,017
Non resident	8,164,885	8,750,219	6,541,136
of which: doubtfully receivable from foreign credit institutions	—	81	—
Other debt securities	4,916,735	4,496,245	4,758,913
Resident	1,480,788	1,583,903	2,001,701
Non resident	3,435,947	2,912,342	2,757,212
of which: doubtfully receivable from non residents	—	—	1,030
Other	—	—	—

Total gross	32,079,062	50,731,597	44,814,277

Impairments losses	(31,036)	(64,526)	(99,409)
Accrued expenses and adjustments for hedging derivatives	181,433	304,907	322,360

Total net	32,229,459	50,971,978	45,037,228

As of December 31, 2006, 2005 and 2004 the amount of gains/losses net from tax recognised in equity from the heading “Debt securities” under Available-for-sale financial assets amounted to €702,139 thousand, €1,056,638 thousand and €893,141 thousand, respectively.

The breakdown of the balance of the heading “Other equity instruments” by nature of the operations as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Other equity instruments
Shares of Spanish companies	3,312,018	3,774,323	6,080,784
Credit institutions	—	16,587	18,803
Quoted	—	—	2,216
Unquoted	—	16,587	16,587
Other	3,312,018	3,757,736	6,061,981
Quoted	3,261,123	3,665,876	5,969,084
Unquoted	50,895	91,860	92,897
Shares of foreign companies	686,565	730,524	1,026,635
Credit institutions	345,084	272,256	260,399
Quoted	320,455	236,847	245,747
Unquoted	24,629	35,409	14,652
Other	341,481	458,268	766,236
Quoted	284,386	391,200	487,185
Unquoted	57,095	67,068	279,051
Shares in the net assets of mutual funds	1,962,589	1,480,271	875,367

Total gross	5,961,172	5,985,118	7,982,786

Valuation adjustments and adjustments for hedging derivatives	4,076,143	3,076,892	(16,469)

Total net	10,037,315	9,062,010	7,966,317

As of December 31, 2006, 2005 and 2004 the amount of gains/losses net from tax recognised in equity from the heading “Other equity instruments” under Available-for-sale financial assets amounted to €2,653,433 thousand, €1,946,146 thousand and €1,426,992 thousand, respectively.

In 2006, 2005 and 2004, €1,120,591 thousand, €428,560 thousand and €974,412 thousand, respectively, were debited to “Valuation Adjustments” and recorded under “Gains/Losses on Financial Assets and Liabilities” in the consolidated income statements for 2006, 2005 and 2004. These amounts correspond to debt securities and other equity instruments (See Note 50)

As of December 31, 2006, most of our unrealised losses of “Available-for-sale assets” registered in equity correspond to “Debt securities”. This unrealised are considered temporary because they have mainly arisen in a period shorter than one year.

The detail, by geographical area, of this heading, disregarding accruals and impairment losses, is as follows:

	Thousands of Euros
	2006	2005	2004
Europe	24,258,081	42,174,090	41,377,085
United States	5,637,656	4,129,727	1,575,299
Latin America	6,677,481	9,820,752	9,000,123
Rest of the world	1,517,669	665,919	894,549

Total	38,090,887	56,790,488	52,847,056

13.2. IMPAIRMENT LOSSES

Following is a summary of the changes in 2006, 2005 and 2004 in the impairment losses on available-for-sale financial assets:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	138,299	149,402	192,797
Increase in impairment losses charged to income	5,647	8,183	—
Decrease in impairment losses credited to income	(24,752)	(27,615)	(68,815)
Elimination of impaired balance due to transfer of		(17,161)	—
asset to write-off	(16,641)
Transfers	(771)	1,501	—
Exchange differences	(20,093)	23,989	25,420

Balance at end of year	81,689	138,299	149,402
Of which:
- Determined individually	56,710	83,928	85,782
- Determined collectively	24,979	54,371	63,620

As of December 31, 2006, 2005 and 2004, the balances of the individually determined impairment losses related in full to debt securities from countries belonging to the Latin America geographical area.

14. LOANS AND RECEIVABLES

14. 1. BREAKDOWN OF THE BALANCE

The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004, based on the nature of the related financial instrument, is as follows:

	Thousands of Euros
	2006	2005	2004
Loans and advances to credit institutions	17,049,692	27,470,224	16,702,957
Money market operations through counterparties	100,052	—	241,999
Loans and advances to other debtors	256,565,376	216,850,480	172,083,072
Debt securities	77,334	2,291,889	5,497,509
Other financial assets	6,062,805	2,784,054	2,366,666

Total	279,855,259	249,396,647	196,892,203

14. 2. LOANS AND ADVANCES TO CREDIT INSTITUTIONS

The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2005 and 2004, based on the nature of the related financial instrument, is as follows:

	Thousands of Euros
	2006	2005	2004
Reciprocal accounts	131,153	379,827	396,719
Deposits with agreed maturity	9,469,423	13,202,414	9,429,882
Demand deposits	438,892	540,982	342,951
Other accounts	1,460,477	791,623	443,547
Reverse repurchase agreements	5,490,240	12,459,111	5,990,595

Total gross	16,990,185	27,373,957	16,603,694

Valuation adjustments	59,507	96,267	99,263

Total	17,049,692	27,470,224	16,702,957

14. 3. LOANS AND ADVANCES TO OTHER DEBTORS

The detail, by loan type and status, of the balance of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004, disregarding the balance of the impairment losses, is as follows:

	Thousands of Euros
	2006	2005	2004
Financial paper	9,084	6,566	48,540
Commercial credit	22,453,040	20,101,790	12,289,969
Secured loans	116,737,348	101,527,208	77,221,112
Credit accounts	21,699,873	19,312,007	17,028,327
Other loans	77,748,275	61,671,944	53,703,804
Reverse repurchase agreements	1,526,211	1,176,327	719,798
Receivable on demand and other	11,658,109	8,716,758	6,595,709
Finance leases	8,053,327	7,138,174	5,784,623
Impaired assets	2,488,670	2,343,812	2,201,614

Total gross	262,373,937	221,994,586	175,593,496

Valuation adjustments (*)	(5,808,561)	(5,144,106)	(3,510,424)

Total	256,565,376	216,850,480	172,083,072

(*)	Includes accrued interests of impaired assets that amounted to €3,020 thousand and €2,260 thousand in 2006 and 2005, respectively.

Through several of its financial institutions the Group finances the acquisition by its customers of both personal and real property through finance lease contracts which are recorded under this heading. As of December 31, 2006, approximately €4,700 million related to finance lease contracts for personal property and €3,353 million related to finance lease contracts for real property. Of the total finance leases as of December 31, 2006, 90% are floating rate finance leases and the remaining 10% are fixed rate finance leases.

The breakdown, by borrower sector, of the balance of this heading as of December 31, 2006, 2005 and 2004 was as follows:

	Thousands of Euros
	2006	2005	2004
Public Sector	21,193,915	22,125,331	20,345,386
Agriculture	3,132,919	2,504,423	1,607,838
Industry	24,730,676	17,929,750	16,714,665
Real estate and construction	41,501,749	36,561,531	25,232,071
Trade and finance	38,910,058	36,194,157	17,703,404
Loans to individuals	103,918,072	82,583,257	70,613,169
Leases	7,692,088	6,725,825	6,340,870
Other	21,294,460	17,370,312	17,036,093
Valuation adjustments	(5,808,561)	(5,144,106)	(3,510,424)

Total	256,565,376	216,850,480	172,083,072

The detail, by geographical area, of this heading as of December 31, 2006, 2005 and 2004, disregarding valuation adjustments, is as follows:

	Thousands of Euros
	2006	2005	2004
Europe	201,229,765	170,789,741	144,332,632
United States	9,596,951	6,196,086	3,043,899
Latin America	49,157,570	43,490,220	27,099,398
Rest of the world	2,389,651	1,518,539	1,117,567

Total	262,373,937	221,994,586	175,593,496

Of the total balance of “Loans and Advances to Other Debtors”, €9,055,899 thousand, €5,468,142 thousand and €1,972,784 thousand relate to securitised loans as of December 31, 2006, 2005 and 2004, respectively. Since the Group retains the risks and rewards of these loans, they cannot be derecognised unless they meet the requirements to do so. The breakdown of these securitised loans, based on the nature of the related financial instrument and of their status (recognised or derecognised), is as follows (see Note 44):

	Thousands of Euros
	2006	2005	2004
Derecognised on the balance sheet	1,058,132	1,587,209	2,096,440
Securitised mortgage assets	209,368	376,180	387,855
Other securitised assets	848,764	1,211,029	1,708,585
Retained on the balance sheet	9,055,899	5,468,142	1,972,784
Securitised mortgage assets	2,320,363	2,249,752	579,351
Other securitised assets	6,735,536	3,218,390	1,393,433
Retained partially on the balance sheet	65	—	—

Total	10,114,096	7,055,351	4,069,224

14.4. IMPAIRED ASSETS AND IMPAIRMENT LOSSES

The changes in 2006, 2005 and 2004 in the heading “Impaired Assets of Loans and advances to other debtors” of the foregoing detail, are as follows:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	2,346,072	2,201,614	2,923,849
Additions	2,709,656	1,939,737	2,004,660
Recoveries	(1,805,252)	(1,527,040)	(1,559,012)
Transfers to writte-off	(707,451)	(666,534)	(713,188)
Exchange differences and other	(51,335)	398,295	(454,695)

Balance at end of year	2,491,690	2,346,072	2,201,614

Following is a detail of the financial assets classified as “Loans and receivables to other debtors” and considered to be impaired due to credit risk as of December 31, 2006 and 2005, broken down on the basis of the time elapsed from the due date of the oldest amount outstanding of each transaction or from the date on which the transaction was considered to be impaired:

	Thousands of Euros
	2006	2005
Between 3-6 months	1,101,018	961,827
Between 6-12 months	352,009	256,805
Between 12-18 months	320,105	106,178
Between 18-24 months	94,779	89,946
More than 24 months	623,779	931,315

Total	2,491,690	2,346,071

As of 31 December 2006 and 2005, the financial assets classified as loans and receivables which, although not considered to be impaired, had amounts past due at these dates, amounted to €2,021,752 thousand and €893,080 thousand, respectively.

The changes during 2006 in the impaired financial assets derecognised in balance for considering remote its possibility of recovery was as follows:

TOTAL
Balance at the beginning of the year	6,186,524
Increase:	639,034
Assets of remote collectability	472,352
Products overdue not collected	166,682
Decrease:	(596,316)
Cash recovery	(462,849)
Foreclosed assets	(4,736)
Other causes	(128,731)
Net Exchange differences	(109,712)

Balance at the end of the year	6,119,530

The changes in the impairment losses during 2006, 2005 and 2004 on the assets included under the heading “Loans and Receivables” are as follow:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	5,586,656	4,621,654	5,045,608
Increase in impairment losses charged to income	2,107,162	1,418,758	1,724,056
Decrease in impairment losses credited to income	(444,839)	(422,554)	(574,998)
Acquisition of subsidiaries in the year	91,177	145,884	1,095
Disposal of entities in the year	(22,231)	(2,034)	—
Recovery of fixed-income security provisions	(1,620)	—	—
Based on the nature of the asset	(545,823)	(666,534)	(713,188)
Transfers to written-off loans	(1,751)	2,960	(21,226)
Exchange differences	(332,489)	370,128	(146,401)
Other	(18,813)	118,394	(693,292)

Balance at end of year	6,417,429	5,586,656	4,621,654
Of which:
- Determined individually	1,930,254	2,041,573	1,867,695
- Determined collectively	4,487,175	3,545,083	2,753,959
Of which:
Based on the nature of the asset covered:	6,417,429	5,586,656	4,621,654
Loans and advances to credit institutions	6,603	17,423	31,860
Loans and advances to other debtors	6,403,597	5,562,545	4,589,748
Debt securities	600	648	—
Other financial assets	6,629	6,040	46
Of which:
By geographical area:	6,417,429	5,586,656	4,621,654
Europe	3,785,061	3,179,172	2,783,002
United States	198,570	39,444	1,169
Latin America	2,433,282	2,350,656	1,821,313
Rest of the world	516	17,384	16,170

Recoveries if assets written off in 2006, 2005 and 2004 amounted to €184,037 thousand, €183,124 thousand and €365,149 thousand, respectively, and are deducted from the balance of the heading “Impairment losses (net) – Loans and receivables” in the accompanying consolidated income statements.

As of December 31, 2006, 2005 and 2004, financial income amounting to €1,106,513 thousand, €1,051,687 thousand and €750,018 thousand had accrued, respectively, but was not recorded in the consolidated income statements because there were doubts regarding its collection.

15. HELD-TO-MATURITY INVESTMENTS

As of December 31, 2006, 2005 and 2004, the detail of the balance of this heading in the consolidated balance sheets was as follows:

	Thousands of Euros
	2006	2005	2004
Quoted Spanish government bonds	1,416,607	363,022	337,435
Quoted foreign government bonds	3,023,259	2,272,187	1,297,558
Issued by Spanish credit institutions	344,186	264,150	154,065
Issued by foreign credit institutions	478,508	481,940	325,191
Debentures and bonds	647,767	583,080	111,357
Issued by other resident sectors	647,767	583,080	111,357

Total gross	5,910,327	3,964,379	2,225,606

Impairment losses	(4,691)	(5,114)	(4,104)

Total	5,905,636	3,959,265	2,221,502

All these balances are in Europe.

The gross changes in 2006, 2005 and 2004 in the balance of this heading in the consolidated balance sheets are summarised as follows:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	3,964,379	2,225,606	—
Acquisitions	2,210,483	1,884,773	2,225,606
Redemptions	(274,000)	(146,000)	—
Other	9,465	—	—

Balance at end of year	5,910,327	3,964,379	2,225,606

Following is a summary of the gross changes in 2006, 2005 and 2004 in the impairment losses on held-to-maturity investments:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	5,114	4,104	—
Increase in impairment losses charged to income	—	1,008	4,106
Decrease in impairment losses credited to income	(422)	—	—
Other	(1)	2	(2)

Balance at end of year	4,691	5,114	4,104
- Determined collectively	4,691	5,114	4,104

16. HEDGING DERIVATIVES (RECEIVABLE AND PAYABLE)

The detail of the fair value of the hedging derivatives held by the Group as of December 31, 2006, 2005 and 2004 and recognised in the consolidated balance sheets is as follows:

	Thousands of Euros
2006	Interest Rate Risk	Equity Price Risk	Total
Non organised markets
Credit institutions	(381,889)	(115,557)	(497,446)
Fair value micro-hedge	(404,296)	(115,557)	(519,853)
Cash flow micro-hedge	22,407	—	22,407
Micro-hedges of net investments in foreign operations	—	—	—
Other financial institutions	178,127	(2,909)	175,218
Fair value micro-hedge	126,340	(2,909)	123,431
Cash flow micro-hedge	51,787	—	51,787
Other sectors	9,354	(3,546)	5,808
Fair value micro-hedge	9,354	(3,546)	5,808
Cash flow micro-hedge	—	—	—
Micro-hedges of net investments in foreign operations	—	—	—
Total	(194,408)	(122,012)	(316,420)

of which: Asset Hedging Derivatives	1,915,623	47,697	1,963,320

of which: Liability hedging Derivatives	(2,110,031)	(169,709)	(2,279,740)

As of December 31, 2006, the interest rate risk was hedged in its majority by interest swaps while the equity price risk was hedged in its majority by equity swaps.

	Thousands of Euros
2005	Exchange Risk	Interest Rate Risk	Equity Price Risk	Total
Organised Markets
Fair value micro-hedge	—	(8,067)	(2,377)	(10,444)
Non organised markets
Credit institutions
Fair value micro-hedge	(1,715,271)	740,877	31,370	(943,024)
Cash flow micro-hedge	1,599,175	(150,024)	—	1,449,151
Micro-hedges of net investments in foreign operations	(35)	—	—	(35)
Other financial institutions
Fair value micro-hedge	—	194,522	(307)	194,215
Other sectors
Fair value micro-hedge	—	355,317	(2,832)	352,484
Cash flow micro-hedge	—	227	—	227
Micro-hedges of net investments in foreign operations	35	—	—	35

Total	(116,096)	1,132,851	25,854	1,042,609

of which: Asset Hedging Derivatives	1,599,176	2,281,663	31,857	3,912,696

of which: Liability hedging Derivatives	(1,715,271)	(1,148,812)	(6,003)	(2,870,086)

	Thousands of Euros
2004	Interest Rate Risk	Equity Price Risk	Total
Non organised markets
Credit institutions
Fair value micro-hedge	761,929	(235,013)	526,916
Cash flow micro-hedge	(34,210)	—	(34,210)
Fair value macro-hedge	118,290	—	118,290
Other financial institutions
Fair value micro-hedge	72,339	163	72,502
Fair value macro-hedge	15,369	—	15,369
Resto de sectores
Fair value micro-hedge	391,957	—	391,957
Cash flow micro-hedge	1,512	—	1,512
Fair value macro-hedge	49,542	—	49,542

Total	1,376,728	(234,850)	1,141,878

of which: Asset Hedging Derivatives	3,834,083	439,367	4,273,450

of which: Liability hedging Derivatives	(2,457,355)	(674,217)	(3,131,572)

The Group has hedged the following forecast cash flows. These cash flows are expected to impact the income statement in the following periods:

	Thousands of Euros
	3 months or less	More than 3 months but less than 1 year	From 1 to 5 years	More than 5 years	Total
Cash inflows from assets	76,701	197,845	316,457	46,644	637,647
Cash outflows from liabilities	(104,609)	(315,111)	(347,330)	(136,855)	(903,905)

The amounts that were so recognized in equity during the period and the amounts that were removed from equity and included in profit or loss for the period are showed in the “Consolidated Statement of changes in equity- Consolidated Statements of recognized income and expense”.

As of December 31, 2006, 2005 and 2004, there were not amounts that were removed from equity during the periods and included in the initial measurement of the acquisition cost or other carrying amount of a non-financial asset or non-financial liability in a hedged highly probable forecast transaction.

17. NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE

The balance of “Non-Current Assets Held for Sale” relates in full to foreclosed assets.

The changes in 2006, 2005 and 2004 in the balance of this heading in the consolidated balance sheets were as follows:

	Thousands of Euros
	2006	2005	2004
Revalued cost -
Balance beginning of year	401,283	338,860	385,620
Additions	278,947	122,438	84,968
Retirements	(370,136)	(212,304)	(170,986)
Acquisition of subsidiaries in the year	16,746	90,903	7,409
Transfers	13,153	8,431	37,630
Exchange difference and other	(72,167)	52,955	(5,781)
Balance at end of year	267,826	401,283	338,860
Impairment -
Balance beginning of year	170,023	179,705	202,448
Additions	60,365	31,093	51,529
Retirements	(104,966)	(51,533)	(61,567)
Acquisition of subsidiaries in the year	486	28,205	—
Transfers	6,258	4,084	(250)
Exchange difference and other	(50,402)	(21,531)	(12,455)
Balance at end of year	81,764	170,023	179,705

Balance total at end of year	186,062	231,260	159,155

As of December 31, 2006, 2005 and 2004, there were no liabilities associated with non-current assets held for sale.

Most of the non-current assets held for sale recorded as assets in the consolidated balance sheets as of December 31, 2006 relate to properties. These properties classified as “non-current assets held for sale” are assets available for sale, which is considered highly probable. The sale of most of these assets is expected to be completed within one year of the date on which they are classified as “non-current assets held for sale”.

The fair value of these items was determined by reference to appraisals performed by companies registered as valuers in each of the geographical areas in which the assets are located.

The independent valuation and appraisal companies entrusted with the appraisal of these assets were Eurovaloraciones, S.A., Valtecnic, S.A., General de Valoraciones, S.A., Krata, S.A., Tinsa, S.A., Alia Tasaciones, S.A., Ibertasa, S.A., Tasvalor, S.A. y Gesvalt, S.A. (these companies are registers in the official register of the Bank of Spain). .

18. INVESTMENTS

18.1. INVESTMENTS IN ASSOCIATES

The most significant investment in associates as of 31 December 2006, 2005 and 2004 was that held in Tubos Reunidos, S.A.

The gross changes in 2006, 2005 and 2004 in this heading of the consolidated balance sheets were as follows:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	945,858	910,096	1,186,154
Acquisitions	28,116	9,647	212,281
Disposals	(801,521)	(10,676)	(307,505)
Transfers	33,806	36,791	(180,834)

Balance at end of year	206,259	945,858	910,096

The changes in 2006 include the disposal of the ownership interest in Banca Nazionale del Lavoro, S.p.A. and the disposal of the long-term investment in Técnicas Reunidas, S.A., carrying amounts of which totaled €751,544 thousand and €17,615 thousand, respectively.

18.2. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

As of December 31, 2006, 2005 and 2004, the holdings included under the heading “Investments- Jointly controlled entities” were accounted using the equity method, as described in Note 2.1.b

The most significant entity included in this heading is Corporación IBV Participaciones Empresariales, S.A., which reflects a balance of €564,762 thousand and €251,246 thousand in the heading “Income from equity investments” of the consolidated income statement of 2006.

The most significant changes during 2006 include the acquisition of Telepeaje Electrónico S.A. de C.V. and the recognition of Camarote Golf, S.A., Hestenar, S.L. and Hesteralia Málaga, S.L. as jointly controlled entities (previously recognised as associates).

18.3. NOTIFICATIONS OF THE ACQUISITION OF INVESTMENTS

Appendix IV lists the Group’s acquisitions and disposals of holdings in associates or jointly controlled entities and the notification dates thereof, in compliance with Article 86 of the Spanish Corporations Law and Article 53 of Securities Market Law 24/1988.

18.4. IMPAIRMENT

During 2006, the goodwill in jointly controlled entities has registered an impairment of €6,162 thousand.

19.	REINSURANCE ASSETS

The most representative companies composing the insurance business of the consolidated Group are as follows: BBVA Seguros, S.A., Seguros Bancomer, S.A., BBVA Seguros de Vida, S.A. and Consolidar Group’s insurance companies.

As of December 31, 2006, 2005 and 2004, the detail of the balance of this heading in the consolidated balance sheets is as follows:

	Thousands of Euros
ITEMS	2006	2005	2004
Reinsurance assets	31,986	223,276	80,245
Reinsurer´s share of technical provisions	31,986	223,276	80,245
Debtors arising from insurance and reinsurance operations (*)	—	11,902	23

Total	31,986	235,178	80,268

(*)	This caption is included in the heading “Loans and Receivables” as of December 31, 2006.

20. TANGIBLE ASSETS

The detail of the changes in 2006, 2005 and 2004 in this heading in the consolidated balance sheets, based on the nature of the related items, is as follows:

	Thousands of Euros
	Property, plants and equipment			Investment Properties	Assets Leased out under an Operating Lease	Total
2006	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Revalued cost -
Balance at 1 January 2006	3,152,321	19,107	4,976,346	93,151	629,922	8,870,847
Additions	57,773	31,925	436,030	775	304,124	830,627
Retirements	(14,155)	(14,638)	(195,376)	(5,343)	(186,652)	(416,164)
Acquisition of subsidiaries in the year	127,438	1,860	32,145	—	149,602	311,045
Disposal of entities in the year	(47,362)	(780)	(36,709)	(249)	—	(85,100)
Transfers	(17,635)	(6,680)	4,841	(1,466)	—	(20,940)
Exchange difference and other	(170,031)	(6,749)	(243,217)	(11,354)	(16,081)	(447,432)
Balance at 31 December 2006	3,088,349	24,045	4,974,060	75,514	880,915	9,042,883
Accumulated depreciation -
Balance at 1 January 2006	(796,955)	—	(3,482,086)	(15,028)	(163,795)	(4,457,864)
Additions	(67,535)	—	(266,502)	(1,174)	(47,679)	(382,890)
Retirements	12,930	—	160,171	1,112	12,544	186,757
Acquisition of subsidiaries in the year	(638)	—	(9,383)	—	(48,451)	(58,472)
Disposal of entities in the year	2,992	—	34,969	94	—	38,055
Transfers	7,230	—	1,108	321	—	8,659
Exchange difference and other	43,799	—	116,708	1,329	16,081	177,917
Balance at 31 December 2006	(798,177)	—	(3,445,015)	(13,346)	(231,300)	(4,487,838)
Impairment -
Balance at 1 January 2006	(28,213)	—	—	(1,381)	—	(29,594)
Additions	(3,563)	—	—	0	—	(3,563)
Retirements	8,095	—	—	295	—	8,390
Acquisition of subsidiaries in the year	16	—	—	0	—	16
Exchange difference and other	(3,288)	—	—	0	—	(3,288)
Balance at 31 December 2006	(26,953)	—	—	(1,086)	—	(28,039)
Net tangible assets -

Balance at 1 January 2006	2,327,153	19,107	1,494,260	76,742	466,127	4,383,389

Balance at 31 December 2006	2,263,219	24,045	1,529,045	61,082	649,615	4,527,006

	Thousands of Euros
	Property, plants and equipment			Investment Properties	Assets Leased out under an Operating Lease	Total
2005	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Revalued cost -
Balance at 1 January 2005	2,765,508	9,068	4,357,093	194,518	566,386	7,892,573
Additions	109,089	19,351	374,831	5,094	239,553	747,918
Retirements	(148,671)	(6,758)	(159,614)	(38,868)	(113,749)	(467,660)
Acquisition of subsidiaries in the year	158,848	10,102	124,147	—	—	293,097
Disposal of entities in the year	(5,594)	(462)	(3,531)	—	—	(9,587)
Transfers	2,844	(7,512)	6,912	(34,377)	—	(32,133)
Exchange difference and other	270,297	(4,682)	276,508	(33,216)	(62,268)	446,639
Balance at 31 December 2005	3,152,321	19,107	4,976,346	93,151	629,922	8,870,847
Accumulated depreciation -
Balance at 1 January 2005	(663,965)	(897)	(3,013,054)	(31,869)	(127,127)	(3,836,912)
Additions	(52,348)	—	(218,681)	(1,389)	(88,624)	(361,042)
Retirements	41,417	1,011	142,521	4,294	53,717	242,960
Acquisition of subsidiaries in the year	(28,631)	—	(79,702)	—	—	(108,333)
Disposal of entities in the year	119	—	2,254	1,083	—	3,456
Transfers	(10,131)	—	4,422	5,709	—	—
Exchange difference and other	(83,416)	(114)	(319,846)	7,144	(1,761)	(397,993)
Balance at 31 December 2005	(796,955)	—	(3,482,086)	(15,028)	(163,795)	(4,457,864)
Impairment -
Balance at 1 January 2005	(116,025)	—	—	—	—	(116,025)
Additions	(2,176)	—	—	(1,375)	—	(3,551)
Retirements	9,515	—	—	—	—	9,515
Acquisition of subsidiaries in the year	(1,855)	—	—	—	—	(1,855)
Exchange difference and other	82,328	—	—	(6)	—	82,322
Balance at 31 December 2005	(28,213)	—	—	(1,381)	—	(29,594)
Net tangible assets -

Balance at 1 January 2005	1,985,518	8,171	1,344,039	162,649	439,259	3,939,636

Balance at 31 December 2005	2,327,153	19,107	1,494,260	76,742	466,127	4,383,389

	Thousands of Euros
	Property, plants and equipment			Investment Properties	Assets Leased out under an Operating Lease	Total
2004	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Revalued cost -
Balance at 1 January 2004	2,746,953	11,519	4,511,749	169,293	462,585	7,902,099
Additions	60,822	—	356,902	16,645	200,967	635,336
Retirements	(32,467)	(2,451)	(433,427)	—	(37,945)	(506,290)
Transfers	111	—	(15,740)	8,580	(21,580)	(28,629)
Exchange difference and other	(9,911)	—	(62,391)	—	(37,641)	(109,943)
Balance at 31 December 2004	2,765,508	9,068	4,357,093	194,518	566,386	7,892,573
Accumulated depreciation -
Balance at 1 January 2004	(643,263)	—	(3,111,237)	(23,504)	(157,871)	(3,935,875)
Additions	(45,869)	(897)	(234,195)	(8,365)	(73,986)	(363,312)
Retirements	16,830	—	351,871	—	43,901	412,602
Transfers	9,004	—	(872)	—	60,829	68,961
Exchange difference and other	(667)	—	(18,621)	—	—	(19,288)
Balance at 31 December 2004	(663,965)	(897)	(3,013,054)	(31,869)	(127,127)	(3,836,912)
Impairment -
Balance at 1 January 2004	(157,970)	—	(9,424)	—	(323)	(167,717)
Additions	(2,467)	—	(7,393)	—	—	(9,860)
Retirements	5,887	—	16,817	—	323	23,027
Exchange difference and other	38,525	—	—	—	—	38,525
Balance at 31 December 2004	(116,025)	—	—	—	—	(116,025)
Net tangible assets -

Balance at 1 January 2004	1,945,720	11,519	1,391,088	145,789	304,391	3,798,507

Balance at 31 December 2004	1,985,518	8,171	1,344,039	162,649	439,259	3,939,636

The net tangible asset impairment losses recoveries with credit to the accompanying consolidated income statements for 2006 and 2004 amounted to €4,827 thousand and €2,135 thousand, respectively.

The net tangible asset impairment losses charged to the consolidated income statements for 2005 amounted to €1,589 thousand.

The gains and losses on tangible asset disposals amounted to €92,902 thousand and €20,413 thousand in 2006 (€107,838 thousand and €22,477 thousand, respectively in 2005 and €102,874 thousand and €22,450 thousand, respectively in 2004) and are presented under the headings “Others Gains and Others Losses” the accompanying consolidated income statements (Note 56).

The carrying amount as of December 31, 2006, 2005 and 2004 of the tangible assets relating to foreign subsidiaries was €1,857,383 thousand, €1,825,050 thousand and €1,457,362 thousand, respectively. Also, the amount of the assets held under finance leases on which the purchase option is expected to be exercised is not material as of December 31, 2006, 2005 and 2004.

The main real estate companies forming part of the consolidated Group are as follows: Anida Desarrollos Inmobiliarios, S.L., Montealiaga, S.A. and Desarrollo Urbanístico de Chamartín S.A.

The contribution of these companies to the consolidated income statement is recorded under “Sales and Income from the Provision of Non-Financial Services” (Note 51).

The main consolidated Group companies engaging in operating leases are: Finanzia Autorenting, S.A., Automercantil-Comercio e Aluger de Vehículos Autom., Lda. and Maggiore Fleet, S.p.A.

The Group conducts its business mainly through a branch network, as shown in the following table:

	Number of branches
	2006	2005	2004
Spain	3,635	3,578	3,385
America (*)	3,797	3,658	3,303
Rest of the world	153	174	180

Total	7,585	7,410	6,868

(*)	Includes those related to the BBVA Group’s banking, pensions fund managers and insurance companies in all the American countries in which it is present.

As of 31 December 2006, 2005 and 2004, 46.9%, 47.9% and 47.2%, respectively, of the branches in Spain were leased from third parties. As of 31 December 2006 and 2005, 60% and 58.69%, respectively, of the branches in America were leased from third parties.

21. INTANGIBLE ASSETS

21.1. GOODWILL

The detail, by company, of the changes in 2006, 2005 and 2004 in the balance of this heading in the consolidated balance sheets is as follows:

	Thousands of Euros
2006	Balance at beginning of year	Additions	Other	Withdrawals	Exchange Differences	Impairment	Balance at end of year
Texas Regional Bancshares, Inc.	—	1,294,351	—	—	(37,385)	—	1,256,966
Grupo Financiero BBVA Bancomer, S.A. de C.V.	617,101	—	—	—	(72,695)	—	544,406
Grupo Laredo	473,941	—	(2,783)	—	(49,354)	—	421,804
Hipotecaria Nacional, S.A. de C.V.	259,112	—	10,438	—	(30,306)	—	239,244
Grupo BBVA Colombia	266,862	—	(34,984)	—	(19,375)	—	212,503
BBVA Pensiones Chile	104,139	—	—	—	(14,344)	—	89,795
Forum Servicios Financieros, S.A.	—	50,814	—	—	(1,459)	—	49,355
Maggiore Fleet, S.p.A.	—	35,696	—	—	—	—	35,696
Banco BHIF	40,532	—	—	—	(5,608)	—	34,924
BBVA Puerto Rico, S.A.	39,034	—	—	—	(4,068)	—	34,966
AFP Provida	26,059	—	—	—	(3,590)	—	22,469
BBVA Portugal, S.A.	15,914	—	—	—	—	—	15,914
Finanzia, Banco de Crédito	5,163	—	—	—	—	—	5,163
BBVA Bancomer USA (*)	5,091	—	—	—	(531)	—	4,560
BBVA Finanzia, S.p.A.	—	3,804	—	—	—	—	3,804
Forum Distribuidora, S.A.	—	1,921	—	—	(55)	—	1,866
Invesco Management Nº1	—	6,160	—	—	—	(6,160)	—
Other companies	4,906	3,362	1,000	(9,268)	—	—	—

TOTAL FULLY CONSOLIDATED COMPANIES	1,857,854	1,396,108	(26,329)	(9,268)	(238,770)	(6,160)	2,973,435

(*)	Former Valley Bank.

	Thousands of Euros
2005	Balance at beginning of year	Additions	Other	Exchange Differences	Balance at end of year
Grupo Financiero BBVA Bancomer, S.A. de C.V.	513,589	—	—	103,513	617,102
Grupo Laredo	—	433,250	—	40,691	473,941
Grupo BBVA Colombia (*)	—	266,862	—	—	266,862
Hipotecaria Nacional, S.A. de C.V.	—	223,902	—	35,209	259,111
Grupo Provida	104,047	—	—	26,151	130,198
BBVA Chile, S.A.	32,349	—	195	7,988	40,532
BBVA Puerto Rico, S.A.	33,741	—	—	5,293	39,034
BBVA (Portugal), S.A.	15,914	—	—	—	15,914
Finanzia, Banco de Crédito, S.A.	5,163	—	—	—	5,163
Valley Bank	5,690	—	(975)	376	5,091
Other companies	—	4,906	—	—	4,906

TOTAL FULLY CONSOLIDATED COMPANIES	710,493	928,920	(780)	219,221	1,857,854

(*)	Goodwill corresponding to purchase of Banco Granahorrar, S.A. (Note 4)

	Thousands of Euros
2004	Balance at beginning of year	Additions	Other	Exchange Differences	Balance at end of year
Grupo Financiero BBVA Bancomer, S.A. de C.V.	549,574	—	—	(35,985)	513,589
BBVA Pensiones Chile, S.A.	84,423	—	—	(1,200)	83,223
Grupo Provida	54,144	—	—	(971)	53,173
BBVA Puerto Rico, S.A.	36,457	—	—	(2,716)	33,741
BBVA (Portugal), S.A.	15,914	—	—	—	15,914
Finanzia, Banco de Crédito, S.A.	5,163	—	—	—	5,163
Valley Bank	—	6,085	—	(395)	5,690
Other companies	—	—	—	—	—

TOTAL FULLY CONSOLIDATED COMPANIES	745,675	6,085	—	(41,267)	710,493

Based on the estimates and projections available to the Bank’s directors, the forecast revenues of these companies attributable to the Group support perfectly the carrying amount of the goodwill recorded.

On November 10, 2006 the Group acquired Texas Regional Bancshares Inc. through the investment of $2,141 million (€1,674 million). The goodwill recognised as of December 31, 2006 amounted €1,257 million.

On October 31, 2005, the Guarantee Fund for Colombian Financial Institutions, FOGAFIN, sold by public auction 98.78% of the share capital of Banco Granahorrar, S.A. (a Colombian financial institution) to the BBVA Group’s subsidiary in Colombia, BBVA Colombia, S.A. The financial offer made by BBVA Colombia for the acquisition of Banco Granahorrar, S.A. totalled $423.66 million. This transaction was performed in December 2005 after authorisation had been obtained from the related supervisory and control bodies. The price paid was Colombian pesos 981,572.2 million, approximately €364 million, and the goodwill recognised amounted to €267 million as of December 31, 2005.

On 28 April, pursuant to the agreement entered into on September 20, 2004 and after obtaining the mandatory authorisations, BBVA acquired all the shares of Laredo National Bancshares, Inc., a bank holding located in Texas (United States) which operates in the banking business through two independent banks: Laredo National Bank and South Texas National Bank. The price paid was $859.6 million (approximately €666 million) and the goodwill recognised amounted to €474 million as of December 31, 2005.

The breakdown of the acquisition cost of the companies foregoing indicated, gross of tax, which, according to the purchase method, has been assigned to the headings financial asset and liabilities, tangible assets and other intangible assets, is as follows:

	Thousands of Euros
	Texas Regional Bancshare	Banco Granahorrar	Laredo National Bancshares

Financial assets and liabilities	(16,855)	—	—
Tangible assets	30,039	—	33,778
Other intangible assets	73,191	31,077	42,251

Total	86,375	31,077	76,029

No gains or losses were allocated to assets or liabilities with respect to the other acquisitions made in 2006.

21.2. OTHER INTANGIBLE ASSETS

The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros			Average Useful Life (years)
	2006	2005	2004
Computer software acquisition expense	56,199	44,972	23,438	5
Other deferred charges	116,175	80,312	48,865	5
Other intangible assets	131,437	92,011	38,287	5
Impairment	(7,981)	(5,100)	—

Total	295,830	212,195	110,590

The changes in 2006, 2005 y 2004 in this heading are as follow:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	212,195	110,591	101,653
Additions	171,254	227,929	86,415
Year amortisation	(89,308)	(87,650)	(84,894)
Exchange differences and other	4,570	(33,575)	7,417
Impairment	(2,881)	(5,100)	—

Balance at end of year	295,830	212,195	110,591

22. PREPAYMENTS AND ACCRUED INCOME AND ACCRUED EXPENSES AND DEFERRED INCOME

The detail of the balance of these headings in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Assets -
Prepaid expenses	278,778	199,111	149,532
Other prepayments and accrued income	395,040	358,167	568,223

Total	673,818	557,278	717,755

Liabilities -
Unmatured accrued expenses	1,168,427	1,146,815	867,228
Other accrued expenses and deferred income	341,146	562,875	398,552

Total	1,509,573	1,709,690	1,265,780

23. OTHER ASSETS AND LIABILITIES

The detail of the balances of these headings in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 was as follows:

	Thousands of Euros
	2006	2005	2004
Assets -
Inventories (*)	470,137	339,472	279,897
Transactions in transit	106,273	8,787	25,065
Hacienda Pública	62,292	101,197	266,673
Other	1,104,001	1,492,237	1,152,447

Total	1,742,703	1,941,693	1,724,082

Liabilities -
Transactions in transit	139,904	24,211	16,019
Other	579,363	580,805	86,411

Total	719,267	605,016	102,430

(*)	The balance of the heading Inventories in the consolidated financial statements relates basically to the following companies: Anida Desarrollos Inmobiliarios, S.L., Montealiaga, S.A. y Desarrollo Urbanístico Chamartín, S.A.

24. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The balance of this heading in the consolidated balance sheet as of December 31, 2006, 2005 and 2004 amounted to €582,537 thousand, €740,088 thousand and €834,350 thousand, respectively, and related to deposits from other creditors through the so-called unit-linked life insurance policies (in which the policyholder bears the risk).

25. FINANCIAL LIABILITIES AT FAIR VALUE THROUGH EQUITY

As of December 31, 2006, 2005 and 2004 there were no financial liabilities at fair value through equity.

26. FINANCIAL LIABILITIES AT AMORTISED COST

The detail of the items composing the balances of this heading in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
	2006	2005	2004
Deposits from central banks	15,237,435	21,189,193	20,301,105
Deposits from central banks	42,566,999	45,125,943	44,048,115
Money markets operations	223,393	23,252	657,997
Deposits from other creditors	192,373,862	182,635,181	149,891,799
Debt certificates (including bonds)	77,674,115	62,841,755	45,482,121
Subordinated liabilities	13,596,803	13,723,262	12,327,377
Other financial liabilities (*)	6,771,925	6,051,376	5,148,561

Total	348,444,532	331,589,962	277,857,075

(*)	Includes tax collection accounts that amounted to €2,226,874 thousand, €2,084,712 thousand and €2,273,548 thousand, as of December 31, 2006, 2005 and 2004, respectively.

26.1. DEPOSITS FROM CENTRAL BANKS

The breakdown of the balance of this heading in the consolidated balance sheets is as follows:

	Thousands of Euros
	2006	2005	2004
Bank of Spain	7,943,687	16,139,044	15,770,750
Credit account drawdowns	4,688,790	6,822,123	11,066,829
Other State debt and Treasury bills under repurchase agreement	—	385,791	222,092
Other assets under repurchase agreement	3,254,897	8,931,130	4,481,829
Other central banks	7,247,430	5,028,315	4,365,278
Valuation adjustments	46,318	21,834	165,077

Total	15,237,435	21,189,193	20,301,105

As of December 31, 2006, 2005 and 2004, the financing limit assigned to the Group by the Bank of Spain and other central banks was €8,136,222 thousand, €10,003,353 thousand and €13,932,391 thousand, respectively, of which €4,535,323 thousand, €6,822,123 thousand and €11,249,454 thousand had been drawn down.

26.2 DEPOSITS FROM CREDIT INSTITUTIONS

The breakdown of the balance of this heading in the consolidated balance sheets, based on the nature of the related transactions, is as follows:

	Thousands of Euros
	2006	2005	2004
Reciprocal accounts	77,840	271,075	62,231
Deposits with agreed maturity	27,016,079	28,807,457	25,958,006
Demand deposits	1,781,744	1,053,651	938,790
Other accounts	392,884	1,113,102	353,452
Repurchase agreements	13,017,158	13,723,185	16,347,359
Valuation adjustments	281,294	157,473	388,277

Total	42,566,999	45,125,943	44,048,115

The detail, by geographical area, of this heading as of December 31, 2006, 2005 and 2004 disregarding valuation adjustments is as follows:

	Thousands of Euros
2006	Demand Deposits	Deposits with Agree Maturity	Funds Received Under Financial Asset Transfers	Total
Europe	1,449,542	17,639,571	6,304,235	25,393,348
United States	109,607	2,653,129	796,604	3,559,340
Latin America	239,202	3,166,308	5,916,319	9,321,829
Rest of the world	61,233	3,949,955	—	4,011,188

Total	1,859,584	27,408,963	13,017,158	42,285,705

	Thousands of Euros
2005	Demand Deposits	Deposits with Agree Maturity	Funds Received Under Financial Asset Transfers	Total
Europe	1,033,225	14,814,501	8,255,127	24,102,853
United States	68,568	3,670,356	1,649,995	5,388,919
Latin America	1,289,817	2,643,338	3,818,063	7,751,218
Rest of the world	46,218	7,679,262	—	7,725,480

Total	2,437,828	28,807,457	13,723,185	44,968,470

	Thousands of Euros
2004	Demand Deposits	Deposits with Agree Maturity	Funds Received Under Financial Asset Transfers	Total
Europe	888,625	17,896,390	11,110,293	29,895,308
United States	625	173,143	602,011	775,779
Latin America	350,798	2,149,208	4,635,055	7,135,061
Rest of the world	114,425	5,739,265	—	5,853,690

Total	1,354,473	25,958,006	16,347,359	43,659,838

26.3 DEPOSITS FROM OTHER CREDITORS

The breakdown of the balance of this heading in the accompanying consolidated balance sheets, based on the nature of the related transactions, is as follows:

	Thousands of Euros
	2006	2005	2004
General Government(*)	14,170,556	17,673,354	11,193,877
Spanish	7,123,828	9,753,109	4,861,198
Foreign	7,046,728	7,920,245	6,332,679
Other resident sectors	94,392,548	79,754,851	74,857,893
Current accounts	25,345,848	20,644,607	21,293,205
Savings accounts	22,460,077	20,628,845	18,235,544
Fixed-term deposits	27,681,607	20,435,029	19,537,882
Reverse repos	9,080,811	12,029,507	12,503,084
Other accounts	9,112,210	5,381,823	2,000,023
Valuation adjustments	711,995	635,040	1,288,155
Non-resident sectors	83,810,758	85,206,976	63,840,029
Current accounts	19,043,024	18,717,430	14,203,508
Savings accounts	13,635,966	11,370,344	7,374,054
Fixed-term deposits	40,906,369	45,266,207	37,894,962
Repurchase agreements	9,554,904	9,215,471	3,981,250
Other accounts	110,331	76,512	23,284
Valuation adjustments	560,164	561,012	362,971

Total	192,373,862	182,635,181	149,891,799

Of which:
In euros	108,312,891	100,623,473	88,987,322
In foreign currency	84,060,971	82,011,708	60,904,477

(*)	As of December 31, 2006 and 2005, the balance of general government includes valuation adjustments of accrued interests that amounted to €23,827 and € 55,418, respectively.

The detail, by geographical area, of this heading as of December 31, 2006, 2005 and 2004 disregarding valuation adjustments is as follows:

	Thousands of Euros
2006	Demand Deposits	Saving Deposits	Deposits with Agreed Maturity	Repos	Total
Europe	33,652,676	23,574,543	44,151,489	10,751,014	112,129,722
United States	1,419,538	2,018,588	10,528,592	57,183	14,023,901
Latin America	17,816,513	11,465,943	22,504,665	9,064,320	60,851,441
Rest of the world	794,650	402,644	2,875,518	—	4,072,812

Total	53,683,377	37,461,718	80,060,264	19,872,517	191,077,876

	Thousands of Euros
2005	Demand Deposits	Saving Deposits	Deposits with Agreed Maturity	Repos	Total
Europe	30,293,574	21,676,353	36,343,595	17,145,239	105,458,761
United States	1,007,038	354,345	10,371,430	135,121	11,867,934
Latin America	17,040,525	10,163,779	22,967,518	7,983,395	58,155,217
Rest of the world	775,467	518,216	4,608,067	49	5,901,750

Total	49,116,604	32,712,693	74,290,610	25,263,804	181,383,711

	Thousands of Euros
2004	Demand Deposits	Saving Deposits	Deposits with Agreed Maturity	Repos	Total
Europe	29,745,644	18,560,468	27,155,322	13,697,251	89,158,685
United States	648,658	468,762	6,734,521	156	7,852,097
Latin America	13,114,743	6,962,493	22,137,721	3,839,588	46,054,545
Rest of the world	197,899	43,044	4,934,403	—	5,175,346

Total	43,706,944	26,034,767	60,961,967	17,536,995	148,240,673

26.4 DEBT CERTIFICATES (INCLUDING BONDS)

The breakdown of the balance of this heading in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
	2006	2005	2004
Promissory notes and bills	7,555,766	7,417,516	6,372,310
Bonds and debentures issued:	70,118,349	55,424,239	39,109,811
Mortgage-backed securities	36,028,808	26,926,995	19,036,759
Other non-convertible securities	33,276,013	26,542,102	18,793,732
Valuation adjustments	813,528	1,955,142	1,279,320

Total	77,674,115	62,841,755	45,482,121

26.4.1. PROMISSORY NOTES AND BILLS:

These promissory notes were issued mainly by Banco de Financiación, S.A., and the detail thereof, by currency, is as follows:

	Thousands of Euros
	2006	2005	2004
In euros	6,670,764	6,724,347	5,458,822
In other currencies	885,002	693,169	913,488

Total	7,555,766	7,417,516	6,372,310

26.4.2. BONDS AND DEBENTURES ISSUED:

The detail of the balance of this account in the accompanying consolidated balance sheets, based on the currency in which the bonds and debentures are issued, and of the related interest rates is as follows:

	Thousands of Euros
	2006	2005	2004
In euros -
Non-convertible bonds and debentures at floating interest rates	18,345,909	18,488,246	13,732,198
Non-convertible bonds and debentures	6,437,879	5,213,827	4,266,690
Covered bonds	35,808,166	26,683,165	18,811,281
Valuation adjustments	734,015	1,939,639	1,265,560
In foreign currencies -
Non-convertible bonds and debentures at floating interest rates	7,865,859	2,613,766	405,956
Non-convertible bonds and debentures	626,366	226,263	388,705
Covered bonds	220,642	243,830	225,661
Valuation adjustments	79,513	15,503	13,760

Total	70,118,349	55,424,239	39,109,811

As of December 31, 2006, the (weighted average) interest rate relating to fixed and floating rate issues in euros was 3.83% and 3.67%, respectively. The (weighted average) interest rate relating to fixed and floating rate issues in foreign currencies at that date was 5.34% and 5.25%, respectively.

The valuation adjustments caption mainly include adjustments for accrued interest, hedging transactions and issuance fees.

Most of the foreign-currency issues are denominated in U.S. dollars.

The accrued interests on promissory notes, bills and debentures in 2006, 2005 and 2004 amounted to €2,820,536 thousand, €1,898,396 thousand and €1,374,631 thousand, respectively (Note 45.2).

26.5. SUBORDINATED LIABILITIES

The detail, by company, of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004

Subordinated debt	9,385,347	9,178,935	8,100,383
Preference shares	4,025,002	4,127,786	3,808,893
Valuation adjustments	186,454	416,541	418,101

Total	13,596,803	13,723,262	12,327,377

In 2006, 2005 and 2004 the subordinated debt and preference shares bore interest of €567,195 thousand, €556,121 thousand and €539,027 thousand, respectively (see Note 45.2).

26.5.1. SUBORDINATED DEBT

These issues are non-convertible subordinated debt and, accordingly, for debt seniority purposes, they rank behind ordinary debt.

The detail, disregarding valuation adjustments, of the balance of this heading in the accompanying consolidated balance sheets, based on the related issue currency and interest rate, is as follows:

		Thousands of Euros			Prevailing Interest Rate 2006	Maturity Date
ISSUER	Currency	2006	2005	2004
ISSUES IN EUROS
BBVA
July-96	EUR	—	79,307	84,142	9.33%	22-Dec-06
July-96	EUR	27,332	27,332	27,947	9.37%	22-Dec-16
February-97	EUR	60,101	60,101	60,101	6.97%	18-Dec-07
September-97	EUR	36,061	36,061	36,061	6.65%	17-Dec-07
December-01	EUR	1,500,000	1,500,000	1,500,000	3.50%	01-Jan-17
July-03	EUR	600,390	600,390	600,000	2.54%	17-Jul-13
November-03	EUR	749,782	749,782	750,000	4.50%	12-Nov-15
October-04	EUR	991,101	992,000	1,000,000	4.37%	20-Oct-19
BBVA CAPITAL FUNDING, LTD.
September-95	EUR	—	—	13,613	3.10%	05-Sep-05
March-97	EUR	45,735	45,735	45,735	2.71%	20-Mar-07
October-97	EUR	76,694	76,694	76,694	2.38%	08-Oct-07
October-97	EUR	228,672	228,588	228,616	6.00%	24-Dec-09
July-99	EUR	73,000	73,000	73,000	6.35%	16-Oct-15
February-00	EUR	498,668	500,002	500,000	6.38%	25-Feb-10
December-00	EUR	—	—	750,000	2.71%	04-Dec-10
July-01	EUR	—	500,002	500,000	5.50%	04-Jul-11
October-01	EUR	60,000	60,000	60,000	5.73%	10-Oct-11
October-01	EUR	40,000	40,000	40,000	6.08%	10-Oct-16
October-01	EUR	50,000	50,000	50,000	2.79%	15-Oct-16
November-01	EUR	55,000	55,000	55,000	2.96%	02-Nov-16
December-01	EUR	56,002	56,002	56,000	3.18%	20-Dec-16
BBVA SUBORDINATED CAPITAL, S.A.U.
May-05	EUR	496,783	480,444	—	2.74%	23-May-17
October-05	EUR	150,000	150,000	—	2.49%	13-Oct-20
October-05	EUR	250,000	250,000	—	2.44%	20-Oct-17
October-06	EUR	1,000,000	—	—	3.82%	24-Oct-16
ISSUES IN FOREIGN CURRENCY
BBVA PUERTO RICO, S.A.
September-04	USD	37,965	42,384	36,708	4.20%	23-Sep-14
September-06	USD	28,094	—	—	5.76%	29-Sep-16

September-06	USD	22,779	—	—	6.00%	29-Sep-16
BBVA BANCO FRANCÉS, S.A.
May-05 (*)	USD	—	—	4,118	7.07%	04-Oct-20
BBVA GLOBAL FINANCE, LTD.
July-95	USD	—	—	110,124	6.88%	01-Jul-05
July-95	USD	—	—	36,708	2.36%	15-Jan-05
December-95	USD	151,860	169,535	146,832	7.00%	01-Dec-25
December-95	USD	—	63,575	55,062	4.48%	09-May-06
December-95	USD	—	—	55,062	2.45%	11-May-05
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE	CLP	276,496	172,053	93,552	Various	Various
BBVA BANCOMER, S.A. de C.V.
November-98	MNX	—	197,853	157,406	9.44%	28-Sep-06
July-05	USD	377,259	420,809	—	7.38%	22-Jul-15
September-06	MNX	174,545	—	—	7.62%	18-Sep-14
BBVA CAPITAL FUNDING, LTD.
August-95 (*)	JPY	—	—	21,480	3.45%	09-Aug-10
October-95	USD	—	—	71,600	5.40%	26-Oct-05
October-95	JPY	63,700	72,000	110,124	6.00%	26-Oct-15
February-96	USD	—	211,918	183,540	6.38%	14-Feb-06
November-96	USD	—	169,535	146,832	4.89%	27-Nov-06
BBVA BANCOMER CAPITAL TRUST, INC.
February-01	USD	—	423,837	364,326	10.50%	16-Feb-11
LNB CAPITAL TRUST I
November-01	USD	—	17,800	—	6.44%	08-Dec-31
LNB STATUTORY TRUST I
December-01	USD	—	25,430	—	6.64%	18-Dec-31
BBVA SUBORDINATED CAPITAL, S.A.U.
October-05	JPY	127,400	144,000	—	2.75%	22-Oct-35
October-05	GBP	446,760	437,766	—	4.79%	21-Oct-15
March-06	GBP	446,760	—	—	5.00%	31-Mar-16
RIVERWAY HOLDING CAPITAL TRUST I
March-01	USD	8,646	—	—	10.18%	08-Jun-31
RIVERWAY HOLDING CAPITAL TRUST II
July-01	USD	3,797	—	—	9.30%	25-Jul-31
TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	37,965	—	—	8.21%	17-Mar-34
BBVA COLOMBIA, S.A.
August-06	COP	136,000	—	—	9.50%	28-Aug-11

TOTAL		9,385,347	9,178,935	8,100,383

(*)	Issuances cancelled before their maturity date

The issues of BBVA Capital Funding, LTD. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank, and the issue of BBVA Bancomer Capital Trust, Inc. is guaranteed (secondary liability) by BBVA Bancomer, S.A de C.V.

26.5.2. PREFERENCE SHARES

The detail, by company, of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
BBVA Internacional, Ltd. (1)	1,000,002	1,340,000	1,341,230
BBVA Preferred Capital, Ltd. (2)	—	203,447	176,198
BBVA Privanza Internacional (Gibraltar), Ltd. (2)	—	59,339	51,646
BBVA Capital Finance, S.A.	1,975,000	1,975,000	1,980,966
BBVA Capital Funding, Ltd.	—	—	258,853
BBVA Internactional Preferred, S.A.U.	1,050,000	550,000	—

Total	4,025,002	4,127,786	3,808,893

(1)	Listed on the Spanish AIAF market as well as in the stock exchange markets of Luxembourg, Frankfurt and Amsterdam.

(2)	Listed in New York Stock Exchange

The foregoing balances include several issues of non-cumulative non-voting preference shares guaranteed by Banco Bilbao Vizcaya Argentaria, S.A., the detail being as follows:

2006	Currency	Amount Issued (Millions)	Fixed Anual Dividend
BBVA Internacional, Ltd.
March 2002	EUR	500	3.50%
December 2002	EUR	500	3.41%
BBVA Capital Finance, S.A.
December 2003	EUR	350	3.41%
July 2004	EUR	500	3.41%
December 2004	EUR	1,125	3.41%
BBVA Internactional Preferred, S.A.U.
September 2005	EUR	550	3.80%
September 2006	EUR	500	4.95%

2005	Currency	Amount Issued (Millions)	Fixed Anual Dividend
BBVA Privanza Internacional (Gibraltar), Ltd.
June 1997	USD	70	7.76%
BBVA Privanza Internacional, Ltd.
April 2001	EUR	340	7.00%
March 2002	EUR	500	3.50%
December 2002	EUR	500	3.25%
BBVA Preferred Capital, Ltd.
June 2001	USD	240	7.75%
BBVA Capital Finance, S.A.
December 2003	EUR	350	2.75%
July 2004	EUR	500	3.00%
December 2004	EUR	1,125	3.00%
BBVA Internactional Preferred, S.A.U.
September 2005	EUR	550	3.80%

2004	Currency	Amount Issued (Millions)	Fixed Anual Dividend
BBVA Privanza Internacional (Gibraltar), Ltd.
June 1997	USD	70	7.76%
BBVA Internacional, Ltd.
April 2001	EUR	340	7.00%
March 2002	EUR	500	3.50%
December 2002	EUR	500	3.25%
BBVA Capital Funding, Ltd.
April 1998	EUR	256	6.36%
BBVA Preferred Capital, S.A.
June 2001	USD	240	7.75%
BBVA Capital Finance, S.A.
December 2003	EUR	350	2.75%
July 2004	EUR	500	3.00%
December 2004	EUR	1,125	3.00%

The option to redeem the preference share issues launched by BBVA Preferred Capital, Ltd. (€203 million), BBVA Privanza Internacional (Gibraltar), Ltd. (€59 million) and BBVA Internacional, Ltd. (€340 million) was exercised in 2006.

These issues were subscribed by third parties outside the Group and are wholly or partially redeemable at the Company’s option after five or ten years from the issue date, depending on the terms of each issue.

27. LIABILITIES UNDER INSURANCE CONTRACTS

The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Technical provisions for:
Mathematical reserves	8,677,303	9,023,585	7,026,605
Provision for unpaid claims reported	655,048	419,123	125,682
Other insurance technical provisions	788,295	1,057,859	962,142

Total	10,120,646	10,500,567	8,114,429

28. PROVISIONS

The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Provisions for pensions and similar obligations (Note 29)	6,357,820	6,239,744	6,304,284
Provisions for taxes	232,172	146,971	173,229
Provisions for contingent exposures and commitments	501,933	452,462	348,782
Other provisions	1,556,909	1,861,908	1,565,553

Total	8,648,834	8,701,085	8,391,848

The changes in 2006, 2005 and 2004 in the balances of this heading in the accompanying consolidated balance sheets were as follows:

	Thousands of Euros
	Provisions for Pensions and similar obligation
	2006	2005	2004
Balance at beginning of year	6,239,744	6,304,284	6,481,288
Add -
Year provision with a charge to income for the year	1,410,275	646,948	883,638
Transfers and other changes	—	97,630	4,714
Less -
Payments	(1,208,127)	(777,746)	(658,904)
Amount use and other variations	(84,072)	(31,372)	(406,452)

Balance at end of year	6,357,820	6,239,744	6,304,284

The year provisions for pensions charged to income in 2006 under the heading “Provisions for pensions and similar obligations” registered as “interest expenses and similar charges”, “personal expenses” and “provision expenses” in the consolidated income statement amounted to €254,548, €74,281 and €1,081,446 thousand. The amount charged in this respect in 2005 was €255,370, €68,893 y €322,685 thousand, respectively. The amount charged in this respect in 2004 was €210,342, €58,982 y €614,314 thousand, respectively (Note 29).

	Thousands of Euros
	Commitments and contingent risks provisions
	2006	2005	2004
Balance at beginning of year	452,462	348,782	279,708
Add -
Year provision with a charge to income for the year	73,487	114,028	126,173
Transfers and other Changes	4,726	9,566	1,412
Less -
Available funds	(16,700)	(12,378)	(12,673)
Payments	—	—	—
Amount use and other variations	(11,070)	(7,536)	(45,802)
Transfers	—	—	(36)
Disposal of subsidiaries	(972)	—	—

Balance at end of year	501,933	452,462	348,782

	Thousands of Euros
	Provisions for taxes and other provisions
	2006	2005	2004
Balance at beginning of year	2,008,879	1,738,782	1,874,006
Add -
Year provision with a charge to income for the year	353,038	278,249	424,578
Acquisition of subsidiaries	4,415	42,355	497
Transfers and other Changes	100,611	317,849	330,248
Less -
Available funds	(50,913)	(160,048)	(153,465)
Amount use and other variations	(608,170)	(204,761)	(649,401)
Transfers	—	—	(87,474)
Disposal of subsidiaries	(18,779)	(3,547)	(207)

Balance at end of year	1,789,081	2,008,879	1,738,782

29. COMMITMENTS WITH PERSONNEL

As of December 31, 2006, 2005 and 2004, the commitments to Group employees were as follows:

	Thousands of Euros
	Commitments in Spain (Note 29.1)			Commitments abroad (Note 29.2)			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Post-employment benefits	3,386,448	3,442,986	3,471,738	955,582	966,125	746,893	4,342,030	4,409,111	4,218,631
Early retirement	3,185,500	2,582,567	2,656,743	—	—	—	3,185,500	2,582,567	2,656,743
Post-employment welfare benefits	222,688	210,610	203,893	422,302	436,434	324,043	644,990	647,044	527,936
Long-service cash bonuses	31,781	30,033	31,590	—	—	—	31,781	30,033	31,590
Long-service share-based bonuses	48,677	45,550	32,614	—	—	—	48,677	45,550	32,614

Total	6,875,094	6,311,746	6,396,578	1,377,884	1,402,559	1,070,936	8,252,978	7,714,305	7,467,514

These commitments were funded as follows:

	Thousands of Euros
	Commitments in Spain (Note 29.1)			Commitments aborad (Note 29.2)			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Insurance contracts coverage
Post-employment benefits	569,492	626,966	645,501	—	—	—	569,492	626,966	645,501

	569,492	626,966	645,501	—	—	—	569,492	626,966	645,501
Assets assigned to the funding of commitments
Post-employment benefits	—	—	—	879,176	687,039	514,835	879,176	687,039	514,835
Post-employment welfare benefits	—	—	—	367,927	84,973	40,122	367,927	84,973	40,122

	—	—	—	1,247,103	772,012	554,957	1,247,103	772,012	554,957
Internal provisions (Note 28)
Funds for Pensions and Similar Obligations
Post-employment benefits	2,816,956	2,816,020	2,826,237	76,406	279,086	232,058	2,893,362	3,095,106	3,058,295
Early retirement	3,185,500	2,582,567	2,656,743	—	—	—	3,185,500	2,582,567	2,656,743
Post-employment welfare benefits	222,688	210,610	203,893	54,375	351,461	283,921	277,063	562,071	487,814

	6,225,144	5,609,197	5,686,873	130,781	630,547	515,979	6,355,925	6,239,744	6,202,852
Other provisions
Long-service cash bonuses	31,781	30,033	31,590	—	—	—	31,781	30,033	31,590
Long-service share-based bonuses	48,677	45,550	32,614	—	—	—	48,677	45,550	32,614

	80,458	75,583	64,204	—	—	—	80,458	75,583	64,204

Subtotal	6,305,602	5,684,780	5,751,077	130,781	630,547	515,979	6,436,383	6,315,327	6,267,056

Total	6,875,094	6,311,746	6,396,578	1,377,884	1,402,559	1,070,936	8,252,978	7,714,305	7,467,514

The aforementioned insurance contracts were contracted with non-related insurance companies and the balances of these insurance policies were disclosed net of the balances of the assets assigned to the funding of commitments in the accompanying consolidated balance sheets.

On the other hand, the aforementioned internal provisions includes insurance contracts were contracted with insurance companies owned by the Group (Note 2.2.e) and, therefore, the balances of these insurance policies are disclosed in the heading “Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets. Whereas, the balances of the assets assigned to the funding of commitments are disclosed in the corresponding heading of asset depending on the classification of the financial instruments.

29.1. Companies in Spain

29.1.1. Post-employment benefits

29.1.1.1. Pensions

The most significant actuarial assumptions used to quantify these vested obligations in 2006, 2005 and 2004, were as follows:

Mortality tables	PERM/F 2000P
Discount rate (cumulative annual)	4%/ AA corporate bond yield curve
Consumer price index	1.5%
Salary growth rate	at least 2.5% (depending on employee)
Retirement ages	First date at which the employees are entitled to retire

The defined benefit commitments and their coverage as of December 31, 2006, 2005 and 2004 were as follows:

	Thousands of Euros
	2006	2005	2004
Pension commitments to retired employees	3,186,706	3,202,581	3,244,431
Pension contingencies in respect of current employees	199,742	240,405	227,307

	3,386,448	3,442,986	3,471,738

Coverage at end of each year:
Internal provisions (*)	2,816,956	2,816,020	2,826,237
Insurance contracts with unrelated insurance companies	569,492	626,966	645,501

Total	3,386,448	3,442,986	3,471,738

*	The internal provisions showed above were recognised with a charge to the heading “Provision Expense (Net)—Transfers to Funds for Pensions and Similar Obligations” in the accompanying consolidated income statements, and these provisions are recognised in the heading “Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 28).

The changes in 2006, 2005 and 2004 in the present value of the vested obligation for defined benefit commitments covered by the Group’s internal provisions were as follows:

	Thousands of Euros
	2006	2005	2004
Present actuarial value at beginning of the year	2,816,020	2,826,237	3,240,686
+ Interest cost	110,021	106,926	112,988
+ Normal cost for the year (current services costs)	22,510	19,440	(100)
- Payments made	(158,938)	(145,347)	(135,676)
+/- Other	11,142	1,635	(359,041)
+/- Actuarial losses (gains)	16,201	7,129	(32,620)

Present actuarial value at end of the year	2,816,956	2,816,020	2,826,237

29.1.1.2. Early retirements

In 2006, 2005 and 2004, the Group offered certain employees the possibility of taking early retirement before reaching the age stipulated in the collective labour agreement in force. This offer was accepted in 2006, 2005 and 2004 by 1,887, 677 and 1,372 employees, respectively.

The most significant actuarial assumptions used to quantify these vested obligations in 2006, 2005 and 2004, were as follows:

Mortality tables	PERM/F 2000P
Discount rate (cumulative annual)	4%/ AA corporate bond yield curve
Consumer price index	1.5%
Retirement ages	Date agreed contractually for each individual employee at which the employee are entitled to retire

The total cost of these agreements amounts to €1,019,494 thousand, €286,279 thousand and €571,628 thousand as of December 31, 2006, 2005 and 2004, respectively, and the corresponding provisions were recognised with a charge to the heading “Provision Expense (Net) - Transfers to Funds for Pensions and Similar Obligations - Early Retirements” in the accompanying consolidated income statements, and these provisions are recognised in the heading “Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets statements (Note 28).

The changes in 2006, 2005 and 2004 in the present value of the vested obligation for commitments to early retirees in Spain were as follows:

	Thousands of Euros
	2006	2005	2004
Present actuarial value at beginning of the year	2,582,567	2,656,743	2,461,263
+ Interest cost	91,550	94,528	86,904
+ Early retirements in the year	1,019,494	286,279	571,628
- Payments made	(504,857)	(477,197)	(466,413)
+/- Other changes	(2,482)	5,929	(3,068)
+/- Actuarial losses (gains)	(772)	16,285	6,429

Present actuarial value at end of the year	3,185,500	2,582,567	2,656,743

29.1.1.3. Post-employment welfare benefits

The most significant actuarial assumptions used to quantify these vested obligations in 2006, 2005 and 2004, were as follows:

Mortality tables	PERM/F 2000P
Discount rate (cumulative annual)	4%/ AA corporate bond yield curve
Consumer price index	1.5%
Retirement ages	First date at which the employees are entitled to retire

The detail of these commitments as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Post-employment welfare benefit commitments to retired employees	168,710	158,889	155,786
Vested post-employment welfare benefit contingencies in respect of current employees	53,978	51,721	48,107

Total:	222,688	210,610	203,893
Coverage at end of each year:
Internal provisions	222,688	210,610	203,893

The changes in 2006, 2005 and 2004 in the present value of the vested obligation for post-employment welfare benefit commitments were as follows:

	Thousands of Euros
	2006	2005	2004
Present actuarial value at the beginning of the year	210,610	203,893	202,217
+ Interest cost	8,512	8,227	7,857
+ Normal cost for the year (current services costs)	2,405	2,165	2,051
- Payments made	(13,440)	(12,193)	(11,566)
+/- Other movements	6,541	(362)	—
+/- Actuarial losses (gains)	8,060	8,880	3,334

Present actuarial value at the end of the year	222,688	210,610	203,893

29.1.1.4. Summary of post-employment compensation commitments in Spanish companies

Following is the impact on profit or loss of the charges recorded in the 2006, 2005 and 2004 consolidated income statements for the post-employment compensation commitments of Group companies in Spain:

	Thousands of Euros
	2006	2005	2004
Interest expense and similar charges:
Interest cost of pension funds	210,083	210,999	208,977
Personnel expenses:
Social attentions	2,247	2,165	2,051
Transfers to pension plans	59,318	61,019	44,286
Provision expense (net):
Transfers to funds for pensions and similar obligations
Pension funds	23,489	33,426	(29,720)
Early retirement	1,019,494	286,279	571,628

Total	1,314,631	593,888	797,222

The current contributions made by the Group’s Spanish companies for defined contribution retirement commitments were charged to the heading “Personnel Expenses - Transfers to Pension Plans” in the accompanying consolidated income statements, amounted to €32,486 thousand, €38,099 thousand and €42,503 thousand in 2006, 2005 and 2004, respectively.

As of December 31, 2006, 2005 and 2004 all actuarial gains or losses arising from differences between the actuarial assumptions and what had actually occurred or, where appropriate, from the effects of changes in the actuarial assumptions used, were charged to the heading “Personnel Expenses - Transfers to Pension Plans” in the accompanying consolidated income statements.

29.1.2. Other commitments to employees in Spanish companies:

29.1.2.1. Compensation in kind

The present values of the vested obligations for long-service cash bonuses and for the gifts relating to long-service share-based bonuses (the treatment applicable to share-based payment is summarised in section below) was quantified on a case-by-case basis using the projected unit credit valuation method. The main actuarial assumptions used in quantifying these obligations are unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in 2006, 2005 and 2004 were as follows:

Mortality tables	PERM/F 2000P
Disability tables	IASS - 90 (reflecting the experience of the Spanish Social Security authorities)
Discount rate (cumulative annual)	4%/ AA Corporate bonds
Retirement ages	First date at which the employees are entitled to retire

The changes in 2006, 2005 and 2004 in the present value of the vested obligation for these commitments were as follows:

	Thousands of Euros
	2006	2005	2004
Present actuarial value at beginning of the year	30,033	31,590	30,693
+ Interest cost	1,265	1,318	1,228
+ Normal cost for the year (current services costs)	1,594	1,377	1,323
- Payments made	(532)	(545)	(735)
- Cash settlements for long-service bonus redemptions due to early retirement	(643)	(2,464)	(570)
+/- Actuarial losses (gains)	64	(1,243)	(349)

Present actuarial value at end of the year	31,781	30,033	31,590
Coverage at end of each year:
Internal provisions (*)	31,781	30,033	31,590

(*)	The internal provisions showed above were recognised in the heading “Provisions—Other provisions” in the accompanying consolidated balance sheets (Note 28).

Since all other employee welfare benefits for current employees accrue and are settled on a yearly basis, it is not necessary to record a provision in this connection.

The total cost of the employee welfare benefits provided by the Group’s Spanish companies to their current employees in the 2006, 2005 and 2004 was €33,941 thousand, €29,723 thousand and €34,746 thousand, respectively, and these amounts were recognised with a charge to “Personnel Expenses—Other personnel expenses” in the accompanying consolidated income statements.

29.1.2.2. Bank share-based compensation system

However, as mentioned previously, the Bank is obliged, under the related corporate agreement, to deliver shares of Banco Bilbao Vizcaya Argentaria, S.A. to certain of its employees when they complete a given number of years of effective service:

Number of Shares
15 years	180
25 years	360
40 years	720
50 years	900

The present values of the vested obligation as of December 31, 2006, 2005 and 2004, in terms of the probable number of shares, were quantified on a case-by-case basis using the projected unit credit method. The main actuarial assumptions used in quantifying this obligation are summarised as follows:

Mortality tables	PERM/F 2000P.
Disability tables	IASS - 90 (reflecting the experience of the Spanish Social Security authorities)
Retirement ages	First date at which the employees are entitled to retire

The changes in 2006, 2005 and 2004 in the present value of the vested obligation of the probable number of shares due to the no-target-based compensation plans were as follows:

	Thousands of Euros
	2006	2005	2004
Present actuarial value at the beginning of the year	6,946,467	6,658,067	6,932,004
+ Year accrual	407,487	399,753	385,661
- Deliveries made	(186,480)	(269,100)	(305,100)
+/- Actuarial losses (gains)	(628,526)	157,747	(354,498)

Present actuarial value at the end of year	6,538,948	6,946,467	6,658,067

In March 1999, pursuant to a resolution adopted by the Bank’s shareholders at the Annual General Meeting on February 27, 1999, 32,871,301 new shares were issued at a price of €2.14 per share (similar to the average reference price of the share-based commitments to Group employees existing at that date which the new shares were assigned to fund). These shares were subscribed and paid by a non-Group company and, simultaneously, the Bank acquired a call option on these shares which can be exercised on any date, at one or several times, prior to December 31, 2011, at an exercise price equal to the share issue price, adjusted on the basis of the related antidilution clauses. Since 1999 the call option has been partially exercised to meet share-based commitments to Group employees, for a total of 28,500,236 shares, which means that on December 31, 2006, the Bank still held an option on a total of 4,371,065 shares at a price of €2.09 per share (4,557,545 and 4,826,645 shares as of December 31, 2005 and 2004). In addition, it had arranged a futures transaction with a non-Group entity on a total of 2,167,883 shares at an exercise price of €18.24 per share (2,388,922 shares at an exercise price of 15.06 per share and 1,831,422 shares at an exercise price of €12.30 per share as of December 31, 2005 and 2004).

The changes in 2006, 2005 and 2004 in the related internal provisions, which take into account the present value of the vested obligation, at any given date, in terms of the probable number of shares and the instruments assigned to the commitment, were as follows:

		Thousands of Euros
		2006	2005	2004
Internal provision at beginning of year		45,550	32,614	33,692
+	Normal cost for the year (current service costs)	6,787	5,879	4,389
-	Payments relating to partial exercises of the call option (Settlement of long-service bonuses when they fall due)	(390)	(562)	(638)
+/-	Collections/(Payments) due to quarterly settlements of futures transactions	(783)	5,244	1,685
+/-	Actuarial losses (gains)	(2,487)	2,375	(6,514)

Internal provision at end of year(*)		48,677	45,550	32,614

(*)	The internal provisions showed above were recognised in the heading “Provisions—Other provisions” in the accompanying consolidated balance sheets (Note 28).

29.2. Companies abroad

29.2.1. Pension benefit supplement

The main commitments abroad are related to Mexico and Portugal.

Mexico

The main actuarial assumptions used in quantifying the commitments of BBVA Bancomer, S.A. de C.V. as of December 31, 2006,2005 and 2004 are summarised as follows:

	2006	2005	2004
Mortality tables	EMSSA 97	EMSSA 97	EMSSA 97
Discount rate (cumulative annual)	9.0%	9.20%	10.25%
Consumer price index	3.5%	4.00%	5.00%
Salary growth rate	6.0%	6.60%	7.63%
Expected rate of return on plan assets	9.0%	9.20%	10.25%

The changes in 2006, 2005 and 2004 in the present value of the vested obligations of Bancomer, S.A. de C.V., and in the value of the assets assigned to fund these commitments (fair value of plan assets) are as follows:

	Thousands of Euros
	2006	2005	2004
Present actuarial value at beginning of the year	632,783	478,478	466,516
Value of the assets assigned to funding of commitments (fair value of plan assets)	(465,664)	(330,509)	(324,318)

Balance at beginning of year	167,119	147,969	142,198

Present actuarial value at end of year	623,418	632,783	478,478
Value of assets assigned to funding of commitments	(623,418)	(465,664)	(330,509)

Balance at end of year	—	167,119	147,969

The aforementioned assets assigned to the funding of commitments are the assets that are to be used directly to settle employee benefit obligations and which meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. The balances of the vested obligations related to the previously mentioned commitments were disclosed net of the balances of the aforementioned assets assigned to the funding of commitments in the accompanying consolidated balance sheets.

The changes in 2006, 2005 and 2004, in the balances of “Provisions - Provisions for Pensions and Similar Obligations” relating to BBVA Bancomer, S.A. de C.V. are as follows:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	167,119	147,969	142,198
+ Finance expenses	51,609	47,187	44,814
- Finance Income	(38,375)	(33,326)	(32,753)
+ Normal cost for the year (current service costs)	21,295	22,711	16,327
+/- Payments made and other net variations	(173,645)	(36,569)	(12,077)
+/- Exchange differences	(2,666)	29,097	(10,540)
+/- Actuarial losses (gains)	(25,337)	(9,950)	—

Balance at end of year	—	167,119	147,969

Portugal

The main actuarial assumptions used in quantifying the commitments of BBVA Portugal, S.A. as of December 31, 2006, 2005 and 2004 are summarised as follows:

	2006	2005	2004
Mortality tables	TV 88/90	TV 88/90	TV 88/90
Disability tables	50% EKV 80	50% EKV 80	50% EKV 80
Turnover tables		50% MSSL employees before 1995
Discount rate (cumulative annual)	4.75%	4.50%	4.50%
Consumer price index	2.00%	2.00%	2.00%
Salary growth rate	3.00%	3.00%	3.00%
Expected rate of return on plan assets	4.50%	4.50%	4.50%

The changes in 2006, 2005 and 2004 in the present value of the vested obligations of BBVA Portugal, S.A., and in the value of the assets assigned to fund these commitments (fair value of plan assets) are as follows:

	Thousands of Euros
	2006	2005	2004
Present actuarial value at beginning of the year	262,153	268,415	249,438
Value of the assets assigned to funding of commitments (fair value of plan assets)	(221,375)	(184,326)	(175,897)

Balance at beginning of year	40,778	84,089	73,541

Present actuarial value at end of year	295,473	262,153	268,415
Value of assets assigned to funding of commitments	(255,758)	(221,375)	(184,326)

Balance at end of year	39,715	40,778	84,089

The aforementioned assets assigned to the funding of commitments are the assets that are to be used directly to settle employee benefit obligations and which meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. The balances of the vested obligations related to the previously mentioned commitments were disclosed net of the balances of the aforementioned assets assigned to the funding of commitments in the accompanying consolidated balance sheets.

The internal provisions showed above were recognised in the heading “Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 28). The changes in 2006, 2005 and 2004 in this heading related to BBVA Portugal, S.A., are as follows:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	40,778	84,089	73,541
+ Finance expenses	11,538	8,437	10,458
- Finance Income	(11,521)	(9,930)	(9,334)
+ Normal cost for the year (current service costs)	39,059	3,985	14,375
+/- Payments made and other net variations	(40,879)	(48,987)	(10,242)
+/- Actuarial losses (gains)	740	3,184	5,291

Balance at end of year	39,715	40,778	84,089

29.2.2. Post-employment welfare benefits:

BBVA Bancomer, S.A. de C.V.’s accrued liability for defined benefit commitments to current and former employees, net of the specific assets assigned to fund them, amounted to €54,375 thousand, €351,461 thousand and €283,921 thousand as of December 31, 2006, 2005 and 2004, respectively and is included under the heading “Provisions - Provisions for Pensions and Similar Obligations” in the accompanying consolidated balance sheets.

The main actuarial assumptions used to quantify the current values of the commitments accrued in connection with the aforementioned commitment, as of December 31, 2006, 2005 and 2004, are as follows:

	2006	2005	2004
Mortality tables	EMSSA 97	EMSSA 97	EMSSA 97
Discount rate (cumulative annual)	9.0%	9.20%	10.25%
Consumer price index	3.5%	4.00%	5.00%
Medical cost trend rates	6.0%	6.08%	7.10%
Expected rate of return on plan assets	9.0%	9.20%	10.25%

The changes in 2006, 2005 and 2004 in the present value of the vested obligations are as follows:

	Thousands of Euros
	2006	2005	2004
Present actuarial value at beginning of the year	436,434	324,043	319,885
Value of the assets assigned to funding of commitments (fair value of plan assets)	(84,973)	(40,122)	(22,887)

Balance at beginning of year	351,461	283,921	296,998

Present actuarial value at end of year	422,302	436,434	324,043
Value of assets assigned to funding of commitments	(367,927)	(84,973)	(40,122)

Balance at end of year	54,375	351,461	283,921

The aforementioned assets assigned to the funding of commitments are the assets that are to be used directly to settle employee benefit obligations and which meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. The balances of the vested obligations related to the previously mentioned commitments were disclosed net of the balances of the aforementioned assets assigned to the funding of commitments in the accompanying consolidated balance sheets.

The internal provisions showed above were recognised in the heading “Other provisions” in the accompanying consolidated balance sheets (Note 28). The changes in 2006, 2005 and 2004 in this heading related to BBVA Bancomer, S.A. de C.V., are as follows:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	351,461	283,921	296,998
+ Finance expenses	36,436	32,953	30,288
- Finance Income	(6,862)	(3,896)	(2,692)
+ Normal cost for the year (current service costs)	11,290	9,001	1,759
+/- Payments made and other net variations	(312,066)	(40,771)	(22,465)
+/- Exchange differences	(41,373)	57,925	(19,967)
+/- Actuarial losses (gains)	15,489	12,328	—

Balance at end of year	54,375	351,461	283,921

As of December 31, 2006, the sensitivity analysis for changes in assumed medical cost trend rates of BBVA Bancomer S.A. de C.V. is as follow:

	Thousands of Euros
	1% Increase	1% Decrease
Increase/Decrease in Current Services Cost and Interest Cost	12,827	(9,694)
Increase/Decrease in defined benefit obligation	88,960	(68,537)

29.2.3. Summary of impact on profit or loss of post-employment benefit commitments of group companies abroad:

The charges recorded in the 2006, 2005 and 2004 consolidated income statements for the post-employment benefit commitments of Group companies abroad totalled €139,410 thousand, €110,550 thousand and €82,787 thousand, respectively.

As of December 31, 2006, 2005 and 2004, all actuarial gains or losses arising from differences between the actuarial assumptions and what had actually occurred or, where appropriate, from the effects of changes in the actuarial assumptions used, were charged to the accompanying consolidated income statements.

30. MINORITY INTERESTS

The detail, by consolidated company, of the balance of the heading “Minority Interests” is as follows:

	Thousands of Euros
	2006	2005	2004
BBVA Colombia Group	18,336	16,467	14,059
BBVA Chile Group	94,829	120,998	87,615
BBVA Banco Continental Group	234,657	222,304	171,035
BBVA Banco Provincial Group	223,546	203,860	165,485
Provida Group	66,220	70,544	52,921
Banc Internacional d’Andorra, S.A.	—	185,713	142,677
Other companies	130,574	151,604	103,747

Total	768,162	971,490	737,539

The detail of the changes in the foregoing balances, which are due to the share of minority interests in income for the year (Note 4), is as follow:

	Thousands of Euros
	2006	2005	2004
BBVA Colombia Group	3,470	4,166	2,943
BBVA Chile Group	2,573	13,526	4,829
BBVA Banco Continental Group	66,989	59,689	39,721
BBVA Banco Provincial Group	68,944	47,279	65,834
Provida Group	24,970	18,169	8,831
Banc Internacional d’Andorra, S.A. (*)	8,306	41,607	34,264
Other companies	59,904	79,711	29,191

Total	235,156	264,147	185,613

(*)	Accumulated minority until the date of its sale (See Note 4).

31. CHANGES IN TOTAL EQUITY

The changes in equity in the years ended December 31, 2006, 2005 and 2004 were as follows:

	Thousands of Euros
2006	Share Capital (Note 32)	Reserves (Note 33 & 34)	Profit for the year	Treasury shares and other equity instruments (Note 35)	Valuation Adjustments (*)	Minority Interest (Note 30)	Interim Dividends (Note 5)	Total Equity
Balance at beginning of year	1,661,518	8,830,548	3,806,425	(96,180)	3,294,955	971,490	(1,166,644)	17,302,112

Valuation adjustments	—	—	—	—	472,185	(3,185)	—	469,000
Distribution of prior Years’ profit	—	2,010,936	(2,010,936)	—	—	—	—	—
Dividends	—	—	(1,795,489)	—	—	(16,818)	1,166,644	(645,663)
Gains or losses on transactions involving treasury	—	17,131	—	(16,269)	—	—	—	862
shares and other equity instruments	—	—	—	—	—	—	—	—
Increase of capital	78,947	2,921,053	—	—	—	—	—	3,000,000
Profit for the year	—	—	4,735,879	—	—	—	(1,362,700)	3,373,179
Dividends paid to minority shareholders	—	—	—	—	—	(86,957)	—	(86,957)
Changes in the composition of the Group	—	(54,998)	—	—	—	(279,386)	—	(334,384)
Exchange differences	—	—	—	—	(426,446)	(62,301)	—	(488,747)
Share of minority interests in profit for the year	—	—	—	—	—	235,156	—	235,156
Other	—	(516,243)	—	—	—	10,163	—	(506,080)

Balance at end of year	1,740,465	13,208,427	4,735,879	(112,449)	3,340,694	768,162	(1,362,700)	22,318,478

(*)	See change in net consolidated equity

	Thousands of Euros
2005	Share Capital (Note 32)	Reserves (Note 33 y 34)	Profit for the year	Treasury shares and other equity instruments (Note 35)	Valuation Adjustments (*)	Minority Interest (Note 30)	Interim Dividends (Note 5)	Total Equity
Balance at beginning of year	1,661,518	7,427,737	2,922,596	(35,846)	2,106,914	737,539	(1,015,195)	13,805,263

Valuation adjustments	—	—	—	—	604,889	2,569	—	607,458
Distribution of prior Years’ profit	—	1,427,165	(1,427,165)	—	—	—	—	—
Dividends	—	—	(1,495,431)	—	—	(9,312)	1,015,195	(489,548)
Gains or losses on transactions involving treasury shares and other equity instruments	—	34,093	—	(60,334)	—	(626)	—	(26,867)
Profit for the year	—	—	3,806,425	—	—	—	(1,166,644)	2,639,781
Dividends paid to minority shareholders	—	—	—	—	—	(55,010)	—	(55,010)
Changes in the composition of the Group	—	—	—	—	—	(7,612)	—	(7,612)
Exchange differences	—	—	—	—	583,152	42,750	—	625,902
Share of minority interests in profit for the year	—	—	—	—	—	264,147	—	264,147
Other	—	(58,447)	—	—	—	(2,955)	—	(61,402)

Balance at end of year	1,661,518	8,830,548	3,806,425	(96,180)	3,294,955	971,490	(1,166,644)	17,302,112

(*)	See change in net consolidated equity

	Thousands of Euros
2004	Share Capital (Note 32)	Reserves (Note 33 y 34)	Profit for the year	Treasury shares and other equity instruments (Note 35)	Valuation Adjustments (*)	Minority Interest (Note 30)	Interim Dividends (Note 5)	Total Equity
Balance at beginning of year	1,565,968	5,780,075	2,226,701	(82,001)	1,691,325	1,917,164	(859,896)	12,239,336

Valuation adjustments	—	—	—	—	604,032	9,154	—	613,186
Dsitribution of prior Years’ profit	—	977,264	(977,264)	—	—	—	—	—
Dividends	—	—	(1,249,437)	—	—	(48,621)	859,896	(438,162)
Gains or losses on transactions involving treasury shares and other equity instruments	—	—	—	46,155	—	—	—	46,155
Profit for the year	—	—	2,922,596	—	—	—	(1,015,195)	1,907,401
Capital increases and reductions	95,550	1,903,200	—	—	—	—	—	2,010,306
Dividends paid to minority shareholders	—	—	—	—	—	(63,074)	—	(63,074)
Changes in the composition of the Group	—	(1,375,898)	—	—	—	(1,224,655)	—	(2,600,553)
Exchange differences	—	—	—	—	(188,443)	23,716	—	(164,727)
Share of minority interests in profit for the year	—	—	—	—	—	185,613	—	185,613
Other	—	143,096	—	—	—	(61,758)	—	69,782

Balance at end of year	1,661,518	7,427,737	2,922,596	(35,846)	2,106,914	737,539	(1,015,195)	13,805,263

(*)	See change in net consolidated equity

32. CAPITAL STOCK

As of December 31, 2006, the capital of Banco Bilbao Vizcaya Argentaria, S.A. amounted to €1,740,464,869.29, and consisted of 3,551,969,121 fully subscribed and paid registered shares of €0.49 par value each.

All the shares of BBVA carry the same voting and dividend rights and no single shareholder enjoys special voting rights.

All the shares represent an interest in the Bank’s capital.

In November 2006 capital was increased through the issuance of 161,117,078 new shares with a par value of €0.49 each and a share premium of €18.13 per share. In 2005 there were no variations in the share capital. In February 2004 capital was increased through the issuance of 195,000,000 shares, with a price per share of €10.25 (consisting of a par value of €0.49 and additional paid-in capital of €9.76).

The shares of Banco Bilbao Vizcaya Argentaria, S.A. are quoted on the computerized trading system of the Spanish stock exchanges and on the New York, Frankfurt, London, Zurich, Milan and Mexico stock market.

American Depositary Shares (ADSs) quoted in New York are also traded on the Lima (Peru) Stock Exchange, by virtue of an exchange agreement entered into between these two markets.

Also, as of December 31, 2006, the shares of BBVA Banco Continental, S.A., Banco Provincial C,A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Francés, S.A. and AFP Provida were quoted on their respective local stock markets and, in the case of the last two entities, on the New York Stock Exchange. BBVA Banco Francés, S.A. is listed on the Latin-American market of the Madrid Stock Exchange.

As of December 31, 2006, no individual shareholder owned more than 5% of the capital of the Bank. However, at the date of filing of this registration document, Chase Nominees Ltd. And State Street Bank and Trust Co., in their capacity as international depositary banks, held more than 5%.

BBVA is not aware of any direct or indirect interests through which ownership or control of the Bank may be exercised.

BBVA has not been notified of the existence of any side agreements that regulate the exercise of voting rights at the Bank’s General Meetings, or which restrict or place conditions upon the free transferability of BBVA shares. Neither is the Bank aware of any agreement that might result in changes in the control of the issuer.

The BBVA Group has not issued any convertible and/or exchangeable debentures or any warrants on BBVA shares.

At the Annual General Meeting celebrated on February 28, 2004 the shareholders resolved to delegate to the Board of Directors, in accordance with Article 153.1.b) of the Spanish Corporations Law, the power to increase capital, on one or several occasions, by a maximum par value equal to 50% of the Company’s subscribed and paid capital at the date of the resolution, i.e. €830,758,750.54. The legally stipulated year within which the directors can carry out this increase is five years.

In addition to the aforementioned resolutions, at the Annual General Meetings held in February 2005 and in February 2004, the shareholders authorized the Board of Directors, for a year of five years, to issue fixed-income securities of any class or type, up to a maximum of €121,750 million.

As of December 31, 2006, there were no significant capital increases in progress at any of the Group companies.

33. SHARE PREMIUM

The balance of this heading in the consolidated balance sheet amounts to €9,579,443 thousand and includes, inter alia, the amounts of the share premiums arising from the capital increases, in particular the capital increase in 2006 for an amount of €2,921,053 thousand (see Note 31), as well as the surpluses arising from the merger of Banco Bilbao, S.A. and Banco Vizcaya, S.A., amounted to €641,142 thousand.

The revised Spanish Corporations Law expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

34. RESERVES

The breakdown of the balance of this heading in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
	2006	2005	2004
Legal reserve	332,303	332,303	313,194
Restricted reserve for retired capital	87,918	87,918	87,918
Restricted reserve for Parent Company shares	814,870	356,821	20,826
Restricted reserve for redenomination of capital in euros	1,861	1,861	1,861
Revaluation Royal Decree-Law 7/1996	176,281	176,281	176,281
Voluntary reserves	672,232	1,046,670	1,277,638
Consolidation reserves attributed to the Bank and dependents companies	1,543,519	170,304	(1,132,584)

Total	3,628,984	2,172,158	745,134

34.1. Legal reserve:

Under the revised Corporations Law, 10% of profit for each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of capital. This limit had already been reached by Banco Bilbao Vizcaya Argentaria, S.A. as of December 31, 2006, after deliberation on the 2006 income application proposal (Note 5). The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital amount.

Except as mentioned above, until the legal reserve exceeds 20% of capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

34.2. Restricted reserves:

Pursuant to the Consolidated Spanish Companies Law, the respective restricted reserves were recorded in relation to the reduction of the par value of each share in April 2000, the treasury shares held by the bank at each year-end, and the customer loans outstanding at those dates that were granted for the purchase of, or are secured by, Bank shares.

Pursuant to Law 46/1998 on the introduction of the euro, the respective restricted reserves were recorded in relation to the redenomination of capital in euros.

34.3. REVALUATION ROYAL DECREE-LAW 7/1996 (ASSET REVALUATIONS):

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

Thousands of Euros
2006
Legal revaluations of tangible assets:
Cost	186,692
Less -
Single revaluation tax (3%)	(5,601)
Balance as of December 31, 1999	181,091
Adjustment as a result of review by the tax authorities in 2000	(4,810)

Total	176,281

Following the review of the balance of the account Revaluation Reserve Royal Decree-Law 7/1996 by the tax authorities in 2000, this balance can only be used, free of tax, to offset recorded losses and to increase capital until January 1, 2007. From that date, the remaining balance of this account can also be taken to unrestricted reserves, provided that the surplus has been depreciated or the revalue assets have been transferred or derecognised. If this balance were used in a manner other than that described above, it would be subject to tax.

34.4 RESERVES AND LOSSES AT CONSOLIDATED COMPANIES:

The breakdown, by company or corporate group, of the balances of these headings in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
	2006	2005	2004
Fully and proportionately consolidated companies	6,926,696	5,382,488	4,102,068

Grupo BBVA Bancomer	2,911,082	2,228,304	1,752,690
Grupo BBVA Cotinental	94,727	84,936	66,868
Grupo Provida	259,236	231,836	235,555
Grupo BBVA Colombia	235,725	181,438	159,783
Grupo BBVA Banco Francés	578,527	367,701	338,750
Grupo BBVA Chile	3,398	(2,849)	1,439
Grupo BBVA Banco Provincial	199,074	146,566	102,756
Grupo Laredo	(12,971)	—	—
Grupo BBVA Uruguay, S.A.	(2,615)	(464)	2,538
BBVA International Investment Corporation	(425,719)	(432,772)	(423,816)
Banc Internacional d’Andorra, S.A.	—	141,733	103,257
Ancla Investments S.A.	—	10,850	5,813
Grupo BBVA Portugal, S.A.	(105,362)	(100,472)	(106,397)
Grupo BBVA Puerto Rico	205,161	183,272	168,651
BBVA Suiza (BBVA Switzerland)	171,366	145,860	121,679
BBVA Seguros, S.A.	485,794	230,428	70,024
Banco de Promoción de Negocios	16,580	16,649	16,584
Finanzia, Banco de Crédito, S.A.	105,673	71,880	61,212
Banco Industrial de Bilbao, S.A.	31,982	87,067	85,101
Banco Depositario BBVA	(6,987)	(12,907)	(17,553)
BBVA Trade, S.A.	19,283	14,793	6,740
BBVA Gestión, SGIIC., S.A.	(1,777)	8,223	16,137

BBVA Privanza Bank (Jersey), Ltd.	75,720	66,957	64,787
BBVA Luxinvest, S.A.	932,453	699,585	688,489
Cía. de Cartera e Inversiones, S.A.	(34,360)	238,309	44,361
Corporación General Financiera, S.A.	605,683	458,307	393,429
Corporación Industrial y Servicios, S.L.	1,663	27,948	110,150
Cidessa UNO, S.L.	213,198	67,362	71,002
BBVA Ireland, P.L.C.	73,873	71,071	61,917
Bilbao Vizcaya América, B.V.	(230,645)	(266,936)	(217,321)
BBVA Cartera de Inversiones, S.I.C.A.V., S.A.	60,239	58,220	56,405
Anida Grupo Inmobiliario	212,688	189,292	184,575
BBVA Pensiones, S.A.	13,157	13,139	(53,619)
Compañía Chilena de Inversiones, S.L.	(61,592)	(61,423)	(68,710)
BBVA Puerto Rico Holding Corporation	(165,328)	(165,288)	(165,264)
SEAF, Sociedad de Estudios y Análisis Financieros, S.A.	69,012	59,648	59,129
BBV América, S.L.	228,071	247,958	161,748
Bilbao Vizcaya Holding, S.A.	34,526	24,096	9,269
BBVA Renting, S.A.	59,946	49,557	38,715
BBVA Factoring E.F.C., S.A.	59,355	44,576	33,441
BBVA Patrimonios Gestora, SGIIC,S.A.	27,813	19,447	10,609
Almacenes generales de Depósitos, S.A.E. DE	83,174	82,195	26,175
Banco de Crédito Local, S.A.	(269,090)	(263,601)	(267,153)
BBVA Participaciones Internacional, S.L.	46,461	42,829	37,726
Anida Desarrollos Inmobiliarios, S.L.	56,254	22,427	(37,731)
Ibertrade, Ltd.	(28,767)	(53,960)	(41,948)
Other	101,015	108,701	134,076

For using the equity method:	223,329	238,915	300,941

Onexa, S.A. de C.V.	—	(324)	(21,006)
Banca Nazionale del Lavoro, S.p.A.	—	(124,882)	66,084
Corporación IBV Participaciones Empresariales, S.A.	176,131	298,098	197,603
Part. Servired, Sdad. Civil	8,273	8,308	7,946
Tubos Reunidos, S.A.	54,519	49,653	47,964
Other	(15,594)	8,062	2,350

Total	7,150,025	5,621,403	4,403,009

For the purpose of allocating the reserves and accumulated losses at consolidated companies shown in the foregoing table, the transfers of reserves arising from the dividends paid and the writedowns or transactions between these companies are taken into account in the period in which they took place.

In the individual financial statements of the subsidiaries giving rise to the balances recorded under the “Reserves and Losses at Consolidated Companies—Fully and Proportionately Consolidated Companies” shown in the foregoing table, as of December 31, 2006, 2005 and 2004, €1,743,236 thousand, €1,556,797 thousand and €1,162,989 thousand were treated as restricted reserves, all of which are reflected as restricted reserves for Parent Company shares.

35. TREASURY SHARES

In 2006, 2005 and 2004 the Group companies performed the following transactions involving Bank shares:

	Number of shares	Thousands of Euros
Balance as of January 1, 2004	7,493,411	82,001
+ Purchases	277,652,703	3,213,465
- Sales	(282,272,150)	(3,266,937)
+/- Other	—	7,853
- Derivatives over BBVA shares	—	(536)

Balance as of December 31, 2004	2,873,964	35,846
+ Purchases	279,496,037	3,839,510
- Sales	(274,760,734)	(3,756,669)
+/- Other	—	(5,976)
- Derivatives over BBVA shares	—	(16,390)

Balance as of December 31, 2005	7,609,267	96,321
+ Purchases	338,017,080	5,677,431
- Sales	(337,319,748)	(5,639,506)
+/- Other	(394)	(1,361)
- Derivatives over BBVA shares	—	14,373

Balance as of December 31, 2006	8,306,205	147,258

The average purchase price of the Bank’s shares in 2006 was €16.80 per share and the average selling price of the Bank’s shares in 2006 was €16.77 per share.

The net gains or losses on transactions with shares issued by the Bank were recognised in equity under the heading “Stockholders’ Equity-Reserves” of the consolidated balance sheet. As of December 31, 2006, the gains on transactions involving treasury shares amounted to €17,131 thousand.

The Bank and certain consolidated instrumentality companies held 8,306,205, 7,609,267 and 2,873,964 shares of Banco Bilbao Vizcaya Argentaria S.A. as of December 31, 2006, 2005 and 2004, respectively, representing 0.234%, 0.2244% and 0.0848% of share capital outstanding in 2006, 2005 and 2004, respectively. The carrying amount of these shares was €147 million, €96 million and €36 million as of December 31, 2006, 2005 and 2004, respectively. In 2006 the Group’s treasury shares ranged between a minimum of 0.020% and a maximum of 0.858% of share capital (between 0.07% and 0.66% in 2005 and between 0.08% and 0.58% in 2004).

DATE	ENTITY	Number of Shares	% CAPITAL
	BBVA	2,462,171	0.069%
	Corporación General Financiera	5,827,394	0.164%
	Other	16,640	0.000%

December 31, 2006	Total	8,306,205	0.234%

	BBVA	3,099,470	0.091%
	Corporación General Financiera	4,420,015	0.130%
	Other	89,782	0.003%

December 31, 2005	Total	7,609,267	0.224%

	BBVA	654,051	0.193%
	Corporación General Financiera	2,208,628	0.065%
	Other	11,285	0.000%

December 31, 2004	Total	2,873,964	0.258%

36. CAPITAL RATIO

Bank of Spain Circular 5/1993, of March 26, as amended by Bank of Spain Circular 2/2006, of June 30, implementing Law 13/1992, of June 1, on the capital and supervision on a consolidated basis of financial institutions, stipulates that consolidable groups of credit institutions must at all times have a capital ratio of no less than 8% of the weighted credit risk of their assets and liabilities, commitments and other memorandum items, and of no less than 8% of the exchange risk exposure of their net global foreign currency positions and of their weighted held-for-trading and derivatives positions.

The amounts used to calculate the capital ratio are as follows:

	Millions of Euros
	2006	2005	2004
Basic equity	18,313	15,352	14,329
Additional equity	12,344	7,520	6,726
Other deductions	(1,223)	(2,023)	(940)
Additional Capital due to mixed Group	980	1,048	4
Total Equity	30,414	21,897	20,119
Minimum equity required	21,047	18,420	15,495

37. TAX MATTERS

A) CONSOLIDATED TAX GROUP

Pursuant to current legislation, the Consolidated Tax Group includes Banco Bilbao Vizcaya Argentaria, S.A., as the Parent company, and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated income of corporate groups.

The Group’s other banks and subsidiaries file individual tax returns in accordance with the tax legislation in force in each country.

B) YEARS OPEN FOR REVIEW BY THE TAX AUTHORITIES

As of December 31, 2006, 2005 and 2004, the Consolidated Tax Group had 2001 and subsequent years open for review by the tax authorities for the main taxes applicable to it.

In general, the other Spanish consolidated companies, except for those at which the statute-of-limitations year has been interrupted by the commencement of a tax audit, have the last four years open for review by the tax authorities for the main taxes applicable to them.

In 2005, as a result of the tax audit conducted by the tax authorities, tax assessments were issued against several Group companies for the years up to and including 2000, some of which were signed on a contested basis. After considering the temporary nature of certain of the items assessed, the amounts, if any, that might arise from these assessments were provisioned in full in at 2006 year-end.

Also, in 2005 and 2006, notification was received of the commencement of tax audits for 2001 to 2003 for the main taxes to which the Tax Group is subject. These tax audits had not been completed at 2006 year-end.

In view of the varying interpretations that can be made of the applicable tax legislation, the outcome of the tax audits of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be objectively quantified at the present time. However, the Banks’ Board of Directors and its tax advisers consider that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise there from would not materially affect the Group’s consolidated financial statements.

C) RECONCILIATION

The reconciliation of the corporation tax expense resulting from the application of the standard tax rate to the corporation tax expense recognised is as follows:

	Thousands of Euros
	2006	2005	2004
Corporation tax at 35%	2,460,618	1,957,114	1,447,894
Decreases due to permanent differences:
Tax credits and tax relief at consolidated Companies	(352,679)	(360,446)	(501,273)
Other items net	(150,611)	10,837	250,572
Net increases (decreases) due to temporary differences	(38,047)	(263,481)	80,231
Charge for income tax and other taxes	1,919,281	1,344,024	1,277,424
Deferred tax assets and liabilities recorded (utilised)	38,047	263,481	(80,231)
Income tax and other taxes accrued in the year	1,957,328	1,607,505	1,197,193
Adjustments to prior years’ income tax and other taxes	101,973	(86,324)	(168,562)

Income tax and other taxes	2,059,301	1,521,181	1,028,631

The effective tax rate is as follows:

	Thousands of Euros
	2006	2005	2004
Consolidated Tax Group	3,376,315	2,771,398	2,651,930
Other Spanish entities	102,236	56,277	54,593
Foreign entities	3,551,785	2,764,078	1,430,317

	7,030,336	5,591,753	4,136,840

Income tax	2,059,301	1,521,181	1,028,631

Effective tax rate	29.29%	27.20%	24.87%

D) TAX RECOGNISED IN EQUITY

In addition to the income tax recognised in the consolidated income statements, in 2006, 2005 and 2004 the Group recognised the following amounts in consolidated equity:

	Thousands of Euros
	2006	2005	2004
Charges to equity
Debt securities	(290,853)	(179,245)	(197,278)
Equity instruments	(1,105,495)	(1,018,056)	(881,992)
Credits to equity
Other	40,824	55,796	—

Total	(1,355,524)	(1,141,505)	(1,079,270)

E) DEFERRED TAXES

The balance of the heading “Tax Assets” in the consolidated balance sheets includes the tax receivables relating to deferred tax assets; in turn, the balance of the heading “Tax Liabilities” includes the liability relating to the Group’s various deferred tax liabilities.

As a result of the tax reforms enacted in Spain in 2006, including, inter alia, the modification of the standard income tax rate, which was set at 32.5% for 2007 and at 30% for 2008 and subsequent years, Spanish companies have adjusted their deferred tax assets and liabilities on the basis of tax rates that are expected to apply when they are recovered or settled.

As of December 31, 2006 the Group has registered the effects of this regulation with charge to the heading “Income tax” (€379,656 thousand) in the consolidated income statement and the heading “Reserves” (€105,022 thousand) in the consolidated balance sheet and with credit to the heading “Valuation Adjustments” (€ 200,607 thousand) in the consolidated balance sheet.

The detail of these balances is as follows:

	Thousands of Euros
	2006	2005	2004
Deferred tax assets:	5,278,197	6,420,745	5,590,696
Of which:
Pensions commitments	1,639,834	1,645,126	1,289,825
Securities	672,289	1,129,248	1,196,557
Loan loss provisions	1,464,314	1,195,382	1,431,655
Tax losses and other	926,960	1,300,780	1,657,077

Deferred tax liabilities:	2,369,166	2,100,023	1,620,795

Of which:
Free depreciation and other	(1,769,252)	(1,218,567)	(1,170,362)

F) Tax ASSESSMENTS ISSUED TO BBVA SEGUROS, S.A. AND SENORTE VIDA Y PENSIONES, S.A

In 1990, 1994 and 1995, tax assessments for 1986 to 1990 were issued to BBVA Seguros, S.A. (formerly Euroseguros, S.A.) and Senorte Vida y Pensiones, S.A. totalling €88,066 thousand of principal and €39,072 thousand of late-payment interest, plus €66,057 thousand of penalties, after correction pursuant to the revised General Tax Law. The companies filed pleadings and appeals against the assessments and several administrative decisions and court rulings were handed down in 1997 through 2000. As a result of application of the criteria set forth in these court rulings, some of which have been appealed against by the Group and by the Spanish tax authorities, the tax debts would be reduced to €50,677 thousand of principal and €19,851 thousand of interest. In order to file these appeals, the Bank provided guarantees totalling €97,876 thousand to the tax authorities. In 2003 further court rulings were handed down, which have been appealed against. However, the Bank’s directors and legal advisers consider that, in any case, the possible effects of these rulings would not materially affect the consolidated financial statements and, additionally, in accordance with the accounting principle of prudence, adequate provisions have been recorded therefore. Lastly, in 2005 the check relating to Senorte Vida y Pensiones was completed with no material effect on the Group.

38. RESIDUAL MATURITY OF TRANSACTIONS

A detail, by maturity, of the balances of certain headings in the consolidated balance sheets as of December 31, 2006, disregarding valuation adjustments, is as follows:

	Thousands of Euros
2006	Total	Demand	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	Over 5 years
ASSETS -
Cash and balances with central banks	12,496,394	12,445,976	49,978	—	275	—	165
Loans and advances to credit institutions	16,990,185	2,210,723	8,622,454	1,229,446	2,064,912	2,241,461	621,189
Loans and advances to other debtors	262,373,937	1,816,980	22,812,143	21,553,498	37,291,557	71,381,946	107,517,813
Money market operations through counterparties	100,052	—	100,052	—	—	—	—
Debt securities	68,593,407	379,463	1,273,263	16,223,863	7,077,518	16,482,273	27,157,027
Other assets	6,076,462	3,596,968	985,798	59,721	145,530	1,282,103	6,342
OTC derivatives	10,300,483	—	314,304	331,390	704,215	3,130,358	5,820,216

LIABILITIES-
Deposits from central banks	15,191,117	1,802,152	11,040,714	1,850,162	498,089	—	—
Deposits from credit institutions	42,285,705	2,529,383	22,017,266	5,267,898	5,967,747	4,460,057	2,043,354
Money market operations through counterparties	223,393	—	223,000	—	—	393	—
Deposits from other creditors	191,660,412	81,106,847	48,362,407	12,888,611	17,177,776	29,354,181	2,770,590
Debt certificates (including bonds)	76,860,587	179	3,551,101	2,469,899	9,223,318	39,993,783	21,622,307
Subordinated liabilities	13,410,349	—	—	559,675	631,214	3,434,905	8,784,555
Other financial liabilities	6,771,925	4,551,644	1,596,472	262,410	210,385	146,939	4,075
OTC derivatives	11,628,687	—	222,770	439,410	1,002,044	5,468,474	4,495,989

39. FAIR VALUE OF ASSETS AND LIABILITIES

Following is a comparison of the carrying amounts of the Group’s financial assets and liabilities and their respective fair values at year-end 2006, 2005 and 2004:

	Thousands of Euros
2006	Book value	Fair value
Assets
Cash and balances with central banks	12,515,122	12,515,122
Financial assets held for trading	51,835,109	51,835,109
Other financial assets at fair value through profit or loss	977,114	977,114
Available-for-sale financial assets	42,266,774	42,266,774
Loans and receivables	279,855,259	287,590,187
Held-to-maturity investments	5,905,636	5,757,246
Hedging derivatives	1,963,320	1,963,320
Liabilities
Financial liabilities held for trading	14,923,534	14,923,534
Other financial liabilities at fair value through profit or loss	582,537	582,537
Financial liabilities at amortised cost	348,444,532	347,557,024
Hedging derivatives	2,279,740	2,279,740

	Thousands of Euros
2005	Book value	Fair value
Assets
Cash and balances with central banks	12,341,317	12,341,317
Financial assets held for trading	44,011,781	44,011,781
Other financial assets at fair value through profit or loss	1,421,253	1,421,253
Available-for-sale financial assets	60,033,988	60,033,988
Loans and receivables	249,396,647	249,514,581
Held-to-maturity investments	3,959,265	4,035,248
Hedging derivatives	3,912,696	3,912,696
Liabilities
Financial liabilities held for trading	16,270,865	16,270,865
Other financial liabilities at fair value through profit or loss	740,088	740,088
Financial liabilities at amortised cost	329,505,250	323,015,482
Hedging derivatives	2,870,086	2,870,086

	Thousands of Euros
2004	Book value	Fair value
Assets
Cash and balances with central banks	10,123,090	10,123,090
Financial assets held for trading	47,036,060	47,036,060
Other financial assets at fair value through profit or loss	1,059,490	1,059,490
Available-for-sale financial assets	53,003,545	53,003,545
Loans and receivables	196,892,203	197,226,006
Held-to-maturity investments	2,221,502	2,264,421
Hedging derivatives	4,723,450	4,723,450
Liabilities
Financial liabilities held for trading	14,134,413	14,134,413
Other financial liabilities at fair value through profit or loss	834,350	834,350
Financial liabilities at amortised cost	275,583,527	274,821,153
Hedging derivatives	3,131,572	3,131,572

The fair value of “Cash and Balances with Central Banks” is the same that the book value because it is short-terms operations. The fair value of the “Held-to-Maturity Investments” corresponds with the quoted market price. The fair value of “Loans and Receivables” and “Financial Liabilities at Amortised Cost” was estimated by discounting the expected cash flows using the markets interest rates at each year-end.

40.	FINANCIAL GUARANTEES AND DRAWABLE BY THIRD PARTIES

The memorandum items “Contingent Exposures” and “Contingent Commitments” in the consolidated balance sheets include the amounts that would be payable by the consolidated entities on behalf of third parties if the parties originally obliged to pay fail to do so, in connection with the commitments assumed by those entities in the course of their ordinary business.

The breakdown of the balances of these items as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Contingent exposures -
Collateral, bank guarantees and indemnities	37,001,563	25,789,616	17,573,555
Rediscounts, endorsements and acceptances	43,641	41,742	38,921
Other	5,235,494	4,030,239	3,945,173

	42,280,698	29,861,597	21,557,649

Contingent commitments -
Drawable by third parties:	98,226,297	85,001,452	60,716,878
Credit institutions	4,355,567	2,816,351	2,665,031
General government sector	3,122,379	3,127,773	1,637,821
Other resident sectors	43,730,259	36,062,799	29,617,468
Non-resident sector	47,018,092	42,994,529	26,796,558
Other commitments	4,994,856	4,496,940	6,045,524

	103,221,153	89,498,392	66,762,402

Since a significant portion of these amounts will reach maturity without any payment obligation materializing for the consolidated companies, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the Group to third parties.

Income from the guarantee instruments is recorded under the heading “Fee and Commission Income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 47).

41. ASSETS ASSIGNED TO OTHER OWN AND THIRD-PARTY OBLIGATIONS

As of December 31, 2006, 2005 and 2004, the face amount of the assets owned by the consolidated entities pledged as security for own transactions, amounted to €45,774,143 thousand, €64,440,394 thousand and €52,768,086 thousand, respectively, and related basically to the pledge of certain assets as security for financing liabilities with the Bank of Spain and to a portion of the assets assigned to mortgage bond issues, which pursuant to the Mortgage Market Law are admitted as security for obligation to third parties.

As of December 31, 2006 and 2005, there were no assets assigned to third-party obligations. As of December 31, 2004, the balance of this caption amounted to €5,215 thousand.

42. OTHER CONTINGENT ASSETS

As of December 31, 2006, 2005 and 2004, there were no significant contingent assets registered in the consolidated financial statements attached.

43. PURCHASE AND SALE COMMITMENTS

The financial instruments sold with a commitment to subsequently repurchase them are not derecognized from the consolidated balance sheets and the amount received from the sale is considered financing from third parties.

As of December 31, 2006, 2005 and 2004, the consolidated entities had sold financial assets totalling €36,139,119 thousand, €48,311,628 thousand and €37,836,241 thousand, respectively, with a commitment to subsequently repurchase them, and had purchased financial assets totalling €7,017,393 thousand, €13,636,016 thousand and €6,718,828 thousand, respectively, with a commitment to subsequently resell them.

Following is a breakdown of the maturity of future payment obligations from December 31, 2006:

	Thousands of Euros
	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Financial leases	82,967	1,148,436	1,051,899	5,314,864	7,598,166
Operational leases	133,754	386,871	144,294	502,217	1,167,136
Purchase commitments	22,518	501	—	—	23,019
Technology and systems projects	8,499	—	—	—	8,499
Organizational projects	—	—	—	—	—
Other projects	2,260	—	—	—	2,260
Tangible assets acquisition	11,759	501	—	—	12,260
Credit institutions	11,759	501	—	—	12,260

Total	239,239	1,535,808	1,196,193	5,817,081	8,788,321

44. TRANSACTIONS FOR THE ACCOUNT OF THIRD PARTIES

As of December 31, 2006, 2005 and 2004, the detail of the most significant items composing this heading is as follows:

	Thousands of Euros
	2006	2005	2004
Financial instruments entrusted by third parties	524,151,036	502,274,442	448,515,742
Asset transfers (see Note 14.3)	10,114,096	7,055,351	4,069,224
Derecognised in full from the balance sheet	1,058,132	1,587,209	2,096,440
Retained in full on the balance sheet	9,055,899	5,468,142	1,972,784
Retained in part on the balance sheet	65	—	—
Conditional bills and other securities received for collection	3,640,337	3,765,253	3,879,312
Securities received in credit	69,747	—	—
Off-balance-sheet customer funds Managed by the Group	142,064,178	143,888,172	124,498,577
- Investment companies and mutual funds(*)	58,452,427	59,002,787	51,040,176
- Pension funds(*)	57,147,044	53,958,782	41,490,401
- Customer portfolios managed on a discretionary basis	26,464,707	30,926,603	31,968,000

Total	680,039,394	656,983,218	580,962,855

(*) Nearly all of the off balance sheet customer funds correspond to funds commercialised by the Group

45. INTEREST INCOME AND EXPENSE AND SIMILAR ITEMS

45.1. INTEREST AND SIMILAR INCOME

The breakdown of the most significant interest and similar income earned by the Group in 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Central Banks	444,177	458,272	275,282
Loans and advances to credit institutions	957,670	713,779	747,330
Loans and advances to other debtors	13,598,673	10,190,534	7,809,691
General government	538,818	436,905	393,969
Resident sector	6,394,199	4,852,472	4,298,604
Non-resident sector	6,665,656	4,901,157	3,117,118
Debt securities	3,196,493	3,624,304	3,310,590
Rectification of income as a result of hedging transactions	684,410	530,136	(31,843)
Other income	328,811	330,649	241,288

Total	19,210,234	15,847,674	12,352,338

45.2. INTEREST EXPENSE AND SIMILAR CHARGES

The breakdown of the balance of this heading in the accompanying consolidated income statements is as follows:

	Thousands of Euros
	2006	2005	2004
Bank of Spain and other central banks	299,879	288,006	287,884
Deposits from credit institutions	2,343,395	1,985,215	1,499,735
Deposits from other creditors	5,038,002	4,070,843	2,962,928
Debt certificates	3,387,731	2,454,517	1,913,658
Promissory notes, bills and debt securities	2,820,536	1,898,396	1,374,631
Subordinated liabilities	567,195	556,121	539,027
Rectification of expenses as a result of hedging transactions	(230,617)	(303,826)	(546,747)
Cost attributable to pension funds (Note 29)	254,548	255,370	210,342
Other charges	122,631	182,075	120,144

Total	11,215,569	8,932,200	6,447,944

45.3. AVERAGES RETURN ON INVENSTMENTS AND AVERAGE BORROWING COST

The detail of the average return on investments in 2006 and 2005 is as follows:

ASSETS	Thousands of Euros
	2006			2005
	Average Balances	Income and Expenses	Interest Rates (%)	Average Balances	Income and Expenses	Interest Rates (%)
Cash and balances with central banks	11,902,549	444,177	3.73	10,493,669	458,272	4.37
Securities portfolio and derivatives	103,386,608	4,155,734	4.02	116,372,745	4,328,062	3.72
Loans and advances to credit institutions	23,671,225	991,397	4.19	20,599,821	767,267	3.72
Euros	14,090,224	451,660	3.21	10,652,534	276,258	2.59
Foreign currency	9,581,001	539,737	5.63	9,947,287	491,009	4.94
Loans and advances to customers	232,791,867	13,800,243	5.93	192,920,262	10,404,017	5.39
Euros	177,330,701	7,365,539	4.15	150,358,110	5,698,769	3.79
Foreign currency	55,461,166	6,434,704	11.60	42,562,153	4,705,248	11.06
Other finance income	—	198,156	—	—	182,551	—
Other assets	24,197,741	—	—	23,668,878	—	—

ASSETS/FINANCE INCOME	395,949,989	19,589,707	4.95	364,055,375	16,140,169	4.43

The average borrowing cost in 2006 and 2005 was as follows:

LIABILITIES	Thousands of Euros
	2006			2005
	Average Balances	Income and Expenses	Interest Rates (%)	Average Balances	Income and Expenses	Interest Rates (%)
Deposits from central banks and credit institutions	63,730,498	2,420,401	3.80	64,804,285	2,175,694	3.36
Euros	34,550,341	983,559	2.85	36,452,664	796,742	2.19
Foreign currency	29,180,157	1,436,842	4.92	28,351,621	1,378,952	4.86
Customer deposits	177,927,164	5,391,797	3.03	159,103,045	4,432,818	2.79
Euros	99,148,191	1,736,101	1.75	87,418,240	1,077,653	1.23
Foreign currency	78,778,973	3,655,696	4.64	71,684,805	3,355,165	4.68
Marketable securities and subordinated liabilities	87,526,176	3,026,192	3.46	68,924,553	1,886,243	2.74
Euros	77,482,812	2,506,358	3.23	64,188,180	1,573,252	2.45
Foreign currency	10,043,364	519,834	5.18	4,736,371	312,991	6.61
Other finance expenses	—	377,179	—	—	437,445	—
Other liabilities	47,978,991	—	—	55,543,874	—	—
Equity	18,787,160	—	—	15,679,619	—	—

LIABILITIES + EQUITY/ FINANCE EXPENSE	395,949,989	11,215,569	2.83	364,055,375	8,932,200	2.45

The year-on-year changes (2006/2005) resulted from the price effect and the effect of the changes in business volume, as detailed below:

	Thousands of Euros
	Volume Price-Effect
	Volume Effect (1)	Price Effect (2)	Total Effect
Cash and balances with central banks	61,528	(75,623)	(14,095)
Securities portfolio and derivatives	(482,972)	310,644	(172,328)
Loans and advances to credit institutions	114,398	109,732	224,130
Euros	89,151	86,251	175,402
Foreign currency	(18,080)	66,808	48,728
Loans and advances to customers	2,150,240	1,245,986	3,396,226
Euros	1,022,296	644,474	1,666,770
Foreign currency	1,425,987	303,469	1,729,456
Other financial income	—	15,605	15,605
FINANCE INCOME	1,414,028	2,035,510	3,449,538
Deposits from central banks and credit institutions	(36,051)	280,758	244,707
Euros	(41,579)	228,396	186,817
Foreign currency	40,298	17,592	57,890
Customer deposits	524,464	434,515	958,979
Euros	144,602	513,846	658,448
Foreign currency	332,038	(31,507)	300,531
Marketable securities and subordinated liabilities	509,067	630,882	1,139,949
Euros	325,851	607,255	933,106
Foreign currency	350,699	(143,856)	206,843
Other finance expense	—	(60,266)	(60,266)

FINANCE EXPENSE	782,543	1,500,826	2,283,369

NET INTEREST INCOME	631,485	534,684	1,166,169

(1)	The volume effect is calculated by multiplying the interest rate for the first year by the difference between the average balances for the two years.

(2)	The price effect is calculated by multiplying the average balance for the second year by the difference between the interest rates for the two years.

46. INCOME FROM EQUITY INSTRUMENTS

The amount recorded under this heading relates in full to dividends from other shares and equity instruments. The breakdown is as follows:

	Thousands of Euros
	2006	2005	2004
Dividends from other shares and other equity instrument
Held for investment	258,584	222,217	202,507
Held for trading	120,889	70,278	52,639

Total	379,473	292,495	255,146

47. FEE AND COMMISSION INCOME

The breakdown of the balance of this heading in the accompanying consolidated statements of income is as follows:

	Thousands of Euros
	2006	2005	2004
Commitment fees	55,951	50,130	40,875
Contingent liabilities	203,960	176,745	159,484
Documentary credits	33,272	31,418	26,875
Bank and other guarantees	170,688	145,327	132,609
Arising from exchange of foreign currencies and banknotes	19,993	17,752	16,589
Collection and payment services	2,274,436	2,018,500	1,732,119
Securities services	2,016,566	1,947,746	1,739,055
Counselling on and management of one-off transactions	14,410	16,423	14,906
Financial and similar counselling services	18,471	10,790	6,482
Factoring transactions	19,448	18,815	17,041
Non-banking financial products sales	79,426	40,424	46,388
Other fees and commissions	416,021	371,799	284,042

Total	5,118,682	4,669,124	4,056,981

48. FEE AND COMMISSION EXPENSES

The breakdown of the balance of this heading in the accompanying consolidated income statements is as follows:

	Thousands of Euros
	2006	2005	2004
Brokerage fees on lending and deposit transactions	10,858	12,843	8,449
Fees and commissions assigned to third parties	560,369	519,302	429,884
Other fees and commissions	212,575	196,983	205,626

Total	783,802	729,128	643,959

49. INSURANCE ACTIVITY INCOME

This heading in the accompanying consolidated income statement reflects the contribution of the consolidated insurance and reinsurance companies to the Group’s gross income. The detail of the balance of this heading is as follows:

	Thousands of Euros
	2006	2005	2004
Premium income	2,483,999	2,916,831	2,062,030
Reinsurance premiums paid	(44,167)	(63,403)	(71,931)
Benefits paid and other insurance-related expenses	(1,538,896)	(1,785,514)	(1,704,113)
Reinsurance Income	75,953	44,228	8,534
Net provisioning expense	(995,999)	(1,274,283)	(413,744)
Finance increase	968,057	904,318	708,901
Finance expense	(298,516)	(255,254)	(199,059)

Total	650,431	486,923	390,618

Following is a breakdown of the balances of the insurance activity as of December 31, 2006, 2005 and 2004, distinguishing between “life” and “non-life” insurance:

	Thousands of Euros
	2006			2005			2004
	Life	Non-Life	Total	Life	Non-Life	Total	Life	Non-Life	Total
Premium income	1,897,034	586,965	2,483,999	2,047,326	869,505	2,916,831	1,614,189	447,841	2,062,030

50. GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES

The detail of the balance of this heading in the accompanying consolidated income statements is as follows:

	Thousands of Euros
	2006	2005	2004
Financial assets held for trading	715,651	897,484	1,110,551
Other financial assets at fair value through profit or loss	62,068	33,022	1,296
Available-for-sale financial assets (*)	1,120,591	428,560	974,412
Loans and receivables	77,263	129,203	13,932
Other	(319,662)	(508,105)	(1,338,334)
Total	1,655,911	980,164	761,857

(*)	In 2006 it includes €522,287 thousand from the gains obtained in the disposal of the interest ownership in Repsol-YPF, S.A.

The breakdown, by type, of the financial instruments that gave rise to the above balances is as follows:

	Thousands of Euros
	2006	2005	2004
Debt instruments	79,319	48,354	346,232
Equity instruments	2,604,056	1,111,223	817,505
Loans and advances to other debtors	113,431	193,399	—
Derivatives	(1,178,012)	(415,128)	(455,172)
Deposits from other creditors	—	(318)	—
Other	37,117	42,634	53,292

Total	1,655,911	980,164	761,857

51. SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES AND COST OF SALES

These headings of the accompanying consolidated statements of income show, respectively, sales of assets and income from the provision of services that constitute the typical activity of non-financial consolidated entities forming part of the Group and the related costs of sales. The main lines of business of these entities are as follows:

	Thousands of Euros
	2006		2005		2004
	Sales/ Income	Cost of Sales	Sales/ Income	Cost of Sales	Sales/ Income	Cost of Sales
Real estate	333,540	230,944	285,323	214,763	226,296	132,455
Services and other	271,687	242,925	291,050	235,831	241,940	209,290

Total	605,227	473,869	576,373	450,594	468,236	341,745

52. OTHER OPERATING INCOME AND EXPENSES

As of December 31, 2006, the balance of the heading “Other Operating Expenses” relates mostly to the contribution to the Deposit Guarantee Fund, amounted to €214,582 thousand. The balance of the heading “Other Operating products” includes among others the rents collected from leases.

53. PERSONNEL EXPENSES

The detail of the balance of this heading in the accompanying consolidated income statements is as follows:

	Thousands of Euros
	2006	2005	2004
Wages and salaries	3,011,963	2,743,684	2,459,582
Social security costs	503,766	471,799	436,651
Transfers to internal pension provisions (Note 29)	74,281	68,893	58,982
Contributions to external pension funds (Note 29)	52,637	55,813	57,419
Other personnel expenses	345,938	262,053	234,416

Total	3,988,585	3,602,242	3,247,050

The average number of employees in the Group in 2006, 2005 and 2004, by professional category and country is as follows:

	2006	2005	2004
Spanish banks
Executives	1,104	1,087	1,054
Other line personnel	21,818	21,807	21,427
Clerical staff	7,141	7,429	7,954
Abroad branches	676	674	662

	30,739	30,997	31,097

Companies abroad
Mexico	25,157	24,721	24,688
Venezuela	5,555	5,568	5,779
Argentina	3,604	3,428	3,396
Colombia	5,155	3,487	3,327
Peru	2,705	2,358	2,308
Other	6,175	5,561	4,483

	48,351	45,123	43,981

Pension fund managers	8,297	7,078	5,415
Other non-banking companies	8,351	7,546	4,211

Total	95,738	90,744	84,704

Equity-instrument-based employee remuneration -

At the Annual General Meeting held on 18 March 2006, the Bank’s shareholders approved a long-term share-based remuneration plan for the members of the Group’s management team (“the Plan”). The Plan has a term of three years from 1 January 2006 and will be settled in the first half of 2009.

Under this Plan the Bank promises to deliver ordinary shares of BBVA to the members of the Group’s management team (including executive directors and management committee members). A number of “theoretical shares” will be allocated to the beneficiaries based on the annual variable remuneration earned by each member in the last three years and on their level of responsibility. This number will serve as the basis for the calculation of the BBVA shares that will be delivered, as the case may be, when the Plan expires. The specific number of BBVA shares to be delivered to each beneficiary on expiry of the Plan will be calculated by multiplying the number of “theoretical shares” allocated by a coefficient ranging from 0 to 2. The value of the coefficient established by comparing the performance of the Total Shareholder Return (TSR) - share appreciation plus dividends - of the Bank over the term of the Plan with the performance of the same indicator for 14 leading European banks. The amount of the obligation that will be registered in the consolidated financial statements will be determined by multiplying the number of the shares by the estimated average price at the moment of the liquidation of the Plan. (€15.02 at the moment of approved the Plan).

Both TSR and estimated average price per share were considered market variations at the moment of calculated the cost of the Plan when the Plan was initiated (Note 2.u). The value of the TSR (0.896) was calculated by Montecarlo simulations. The estimated average price (15.02) was calculated by the future price.

As of December 31, 2006, the estimated number of theoretical shares for the Group as a whole, including executive directors and BBVA’s Management Committee members (see Note 8), was 9,998,202, representing 0.281% of the Bank’s share capital.

As of December 31, 2006, the total accrued amount during the Plan’s life is €134,555 thousand.

As of December 31, 2006, the expense recognized in this period amounted to €44,852 thousand (€3,095 thousand corresponding to executive directors) and was recognised under “Personnel Expenses – Other” in the Group’s consolidated income statement with a charge to “Equity-Other equity instrument-Rest” in the consolidated balance sheet as of December 31, 2006, net of tax.

54. OTHER GENERAL ADMINISTRATIVE EXPENSES

The breakdown of the balance of this heading in the consolidated income statements is as follows:

	Thousands of Euros
	2006	2005	2004
Technology and systems	495,563	434,274	411,524
Communications	217,734	202,578	182,552
Advertising	207,175	211,677	143,706
Property, fixtures and materials	450,814	415,421	361,368
Taxes other than income tax	202,861	213,210	152,775
Other expenses	767,689	683,318	598,920

Total	2,341,836	2,160,478	1,850,845

The heading “Property, Fixtures and Materials” includes expenses relating to operating leases of buildings amounting to €172,675 thousand, €157,804 thousand and €139,241 thousand in 2006, 2005 and 2004, respectively. The consolidated companies do not expect to terminate the lease contracts early.

55. FINANCE INCOME AND EXPENSES FROM NON-FINANCIAL ACTIVITIES

The amounts recorded under these headings relates in full to finance income and expenses from the Group’s real estate and renting companies, net amounted to €2,375 thousand, €641 thousand and €4,025 thousand as of December 31, 2006, 2005 and 2004, respectively.

56. OTHER GAINS AND OTHER LOSSES

The breakdown of the balances of these headings in the accompanying consolidated income statements is as follows:

	Thousands of Euros
	2006	2005	2004

Gains
Gains from tangible assets disposal (Note 20)	92,902	107,838	102,874
Gains on sale of long-term investment (*)	934,469	40,157	317,510
Income from the provision of non-typical services	4,213	3,852	4,733
Other income	97,044	132,969	197,063

	1,128,628	284,816	622,180

Losses
Losses on fixed asset disposals (Note 20)	20,413	22,477	22,450
Losses on sale of investments	181	11,751	9,127
Other losses	121,424	174,051	239,643

Total	142,018	208,279	271,220

(*)	The balance in 2006 corresponds mainly to the gains obtained in the sale of the ownership interest in Banca Nazionale del Lavoro, S.p.A., Banc Internacional d’Andorra and Técnicas Reunidas, S.A. (see Notes 4 and 18).

57. RELATED PARTY TRANSACTIONS

57.1. TRANSACTIONS WITH BBVA GROUP

The balances of the main aggregates in the consolidated financial statements arising from the transactions carried out by the Group with associated and jointly controlled companies (Note 2.1.b-c), which consist of ordinary business and financial transactions carried out on an arm’s-length basis, in 2006, 2005 and 2004 are as follows:

	Thousands of Euros
	2006	2005	2004
Assets:
Due from credit institutions	—	4,636	594
Total net lending	374,156	267,654	227,206
Liabilities:
Due to credit institutions	—	1,966	134
Deposits	82,791	19,070	47,208
Debt certificates	463,249	256,881	82,363
Memorandum accounts:
Contingent liabilities	23,316	35,218	97,694
Commitments and contingents liabilities	457,161	44,133	96,439
Statement of income:
Financial Revenues	12,484	7,745	6,230
Financial Expenses	13,482	5,569	1,705

There are no other material effects on the financial statements of the Group arising from dealings with these companies, other than the effects arising from using the equity method (Note 2.1.-c), and from the insurance policies to cover pension or similar commitments (Note 29).

As of December 31, 2006, 2005 and 2004, the notional amount of the futures transactions arranged by the Group with the main related companies amounted to approximately €9,112 thousand, €7,619,019 thousand and €5,047,704 thousand, respectively.

In addition, as part of its normal activity, the Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the consolidated financial statements.

57.2. TRANSACTIONS WITH KEY ENTITY PERSONNEL

The information on the remuneration of key personnel (members of the Board of Directors of BBVA and of the Management Committee) is included in Note 8.

As of December 31, 2006 the Group had not granted any loans or provided any guarantees to members of the Board of Directors of BBVA.

The loans granted as of December 31, 2006, to 16 members of the Management Committee, excluding the executive directors, amounted to €2,355 thousand. As of December 31, 2006, guarantees provided on behalf of members of the Management Committee amounted to €12 thousand.

As of December 31, 2006, the loans granted to parties related to key personnel (the aforementioned members of the Board of Directors of BBVA and of the Management Committee) totalled €12,676 thousand. As of December 31, 2006, the other exposure to parties related to key personnel (guarantees, finance leases and commercial loans) amounted to €14,545 thousand.

The demand and time deposits held on an arm’s length basis as part of BBVA’s ordinary banking business by directors, Management Committee members and their related parties totalled €15,467 thousand as of December 31, 2006.

In addition, BBVA and other Group companies, in the normal course of their business and in their capacity as financial institutions, habitually perform transactions with members of the Board of Directors of BBVA and of the Management Committee and their respective related parties. All these transactions, which are scantly material, are conducted on an arm’s-length basis.

57.3. TRANSACTIONS WITH OTHER RELATED PARTIES

There are no other material transactions with other related parties.

58. ACCOUNTANTS FEES AND SERVICES

The detail of the fees for the services provided to the Group companies by their respective accountants in 2006 is as follows:

Thousands of Euros
Audits of the companies audited by firms belonging to the Deloitte worldwide organisation	9,051
Fees for audits conducted by other firms	2,539
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organisation	6,508

The detail of the other services provided to the various Group companies in 2006 is as follows:

Thousands of Euros
Firms belonging to the Deloitte worldwide organisation	2,624
Other firms	2,699

The services provided by our accountants meet the independence requirements established in Law 44/2002, of 22 November, on Measures Reforming the Financial System and in the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC), and accordingly they did not include the performance of any work that is incompatible with the auditing function.

59. OTHER INFORMATION

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

The proceedings DP 161/00 initiated in 2000 relating to the alleged participation of certain BBVA Privanza Bank employees in purported tax offences resulting from the marketing of BBVA Privanza Jersey fiduciary products, as well as to the purported tax offence by BBVA for not including in its balance sheet the net assets of Canal Trust Company (a wholly-owned subsidiary of BBVA Privanza) are still at the initial investigative stage.

The Group’s legal advisers do not expect the aforementioned administrative and criminal proceedings to have any material impact on the Bank.

60. DETAIL OF THE DIRECTORS’ HOLDINGS IN COMPANIES WITH SIMILAR BUSINESS ACTIVITIES

As of December 31, 2006 pursuant to Article 127 third section of the Spanish Corporations Law, introduced by Law 26/2003 of 17 July amending Securities Market Law 24/1988 of 28 July, and the revised Corporations Law, in order to reinforce the transparency of listed companies, set forth below are the companies engaging in an activity that is identical, similar or complementary to that which constitutes the corporate purpose of BBVA, in which the members of the Board of Directors have a direct or indirect ownership interest. None of the directors discharge executive or administrative functions at these companies.

Investments
Surname (s) and First Name	Company	Number of Shares	Type of Ownership Interest
Alfaro Drake, Tomás	—	—	—
Alvarez Mezquiriz, Juan Carlos	—	—	—
Breeden, Richard C.	—	—	—
Bustamante y de la Mora, Ramón	—	—	—
Fernández Rivero, José Antonio	—	—	—
Ferrero Jordi, Ignacio	Santander Central Hispano	9,940	Indirect
	Banco Popular Español	2,490	Indirect

Goirigolzarri Tellaeche, José Ignacio	—	—	—
González Rodríguez, Francisco	Bancoval	76,040	Indirect
Knörr Borrás, Román	—	—	—
Lacasa Suárez, Ricardo	Banco Popular Español	91,440	Direct
Loring Martínez de Irujo, Carlos	—	—	—
Maldonado Ramos, José	—	—	—
Medina Fernández, Enrique	Banco Español de Crédito	482.88	Indirect
	Banco Popular Español	863.95	Indirect
	Bankinter	268.96	Indirect
	BNP Paribas	94.96	Indirect
	Royal Bank of Scotland	349.35	Indirect
	Santander Central Hispano	1,618.26	Indirect
	Standard Chartered	245.70	Indirect
Rodriguez Vidarte, Susana	—	—	—
Vilá Boix, Ángel (representant of Telefonica de España S.A.)	Banco Sabadell	3,125	Direct
	BNP Paribas	500	Direct

61. SUBSEQUENT EVENTS AND IFRS RECENT PRONOUNCEMENTS

Acquisition of State National Bancshares Inc.

On 12 July, 2006, BBVA entered into an agreement to purchase the US banking group, State National Bancshares, Inc., which is domiciled and conducts its main business activity in the State of Texas. Once the approval of the General Meeting of this company has been obtained together with the necessary administrative authorisations, the transaction was concluded on 3 January 2007. The agreed purchase price was $484 million (approximately €368 million at this date).

Proposed Transaction to Acquire Compass Bancshares, Inc. (“Compass”)

On February 16, 2007 BBVA entered into a definitive agreement to acquire 100% of the shares of Compass for a consideration made up of a combination of ordinary shares of BBVA and cash (the “Agreement”). Pursuant to the Agreement, Compass shareholders can elect to receive 2.8 BBVA ordinary shares or American Depositary Shares (“ADSs”) or $71.82 in cash for each Compass share, subject to proration. Based on BBVA’s closing stock price on Thursday, February 15, 2007, the transaction has an aggregate value of approximately $9.6 billion.

As of the date this Annual Report was filed with the SEC, the proposed transaction has been approved by the Board of Directors of each of BBVA and Compass but remains subject to regulatory and shareholder approvals. The aggregate consideration is composed of a fixed number of 196 million ordinary shares of BBVA and approximately $4.6 billion in cash.

IFRS RECENT PRONOUNCEMENTS

At the date of preparation of the Consolidated Financial Statements new IFRS Standards and Interpretations (IFRICs) have been issued, which are not required to be applied for December 2006 year-ends, although in some cases earlier application is encouraged.

•	IFRS 7 “Financial Instruments: Disclosures”

It will be effective for annual periods beginning on or after 1 January 2007.

IFRS 7 includes all of the disclosure requirements relating to financial instruments and will replace the disclosure section of IAS 32 Financial Instruments: Disclosure and Presentation and all of IAS 30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions. IAS 32 will then contain only presentation requirements for financial instruments.

The most significant additional disclosure requirements of IFRS 7 (compared to IAS 32 and IAS 30) are as follows:

o	Nature and extent of risks
-	qualitative risk disclosures are to include information on the processes that an entity uses to manage end measure its risks
-	quantitative data about the exposure to each type of risk (including credit risk, liquidity risk and market risk) arising from financial instruments
-	information about the credit quality of financial assets that are neither past due nor impaired
-	an analysis of financial assets that are past due or impaired, including a description of collateral held as security and its fair value
-	a market risk sensitivity analysis which includes the effect of a reasonably possible change in the risk variables, along with the methods and assumptions used in preparing the analysis

o	Other
-	A reconciliation of changes in the allowance for credit losses for each class of financial asset
-	Enhanced income statement and balance sheet disclosures, including separate identification of net gains or losses and the amount of any impairment loss for each category of financial instrument
-	The criteria for determining when the carrying amount of a impaired financial asset is reduced directly and when an allowance account is used, and when to write off against the asset amounts charged to the allowance account
-	The gains or losses on the hedging instrument and on the hedged item attributable to the hedged risk of a fair value hedge
-	The ineffectiveness recognised in profit or loss arising from both cash flow hedges and hedges of net investments in foreign operations
-	Profits or losses arising on initial recognition of financial instruments (“day 1” profits or losses) that are not recognised in the financial statements and a reconciliation of changes in this unrecognised balance during the period. The accounting policy for determining when unrecognised amounts are recognised in profit or loss must also be disclosed.

•	Amendment to IAS 1 “Presentation of Financial Statements—Capital disclosures”

It will be effective for annual periods beginning on or after 1 January 2007.

This amendment to IAS 1 Presentation of Financial Statements requires entities to disclose information that enables readers to evaluate the entity´s objectives, policies and processes for managing capital. The disclosures are based on information provided internally to key management personnel, and will include:

o	the objectives, procedures and policies used to manage capital
o	a description of what the entity manages as capital, the nature of any externally imposed capital requirements (if any) and how it meets its objectives for managing capital
o	quantitative information about what the entity manages as capital and any changes from the prior period
o	whether the entity complied with externally imposed capital requirements and the consequences of any non-compliance, (if applicable).

•	IFRS 8 “Operating Segments”

It will be effective for annual periods beginning on or after 1 January 2009.

IFRS 8 was issued as part of the convergence project with the US Financial Accounting Standards Board. This new standard replaces IAS 14 Segment Reporting and adopts a management approach to segment reporting required in the US Standard SFAS 131 Disclosures about Segments of an Enterprise and Related Information. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. This information may be different from that reported in the balance sheet and income statement and entities will need to provide explanations and reconciliations of the differences.

•	IFRIC 7 “Applying the Restatement approach under IAS 29 Financial Reporting in Hyperinflationary Economies”

It will be effective for annual periods beginning on or after 1 March 2006.

IFRIC 7 requires entities to apply IAS 29 Financial Reporting in Hyper-inflationary Economies in the reporting period in which an entity first identifies the existence of hyperinflation in the economy of its functional currency as if the economy had always been hyperinflationary.

Therefore:

o	non-monetary items measured at historical cost are restated to reflect the effect of inflation from the date the asset was acquired or liability was incurred until the closing date of the reporting period.
o	non-monetary items measured at amounts current at dates other than acquisition, are restated to reflect the effect of inflation from the last remeasurement date until the closing date of the reporting period.
o	deferred tax items in the opening balance sheet (of the reporting period and comparative period) are remeasured in accordance with IAS 12 Income Taxes after restatement of the non-monetary items, by applying the measuring unit current at the relevant opening balance sheet date. These remeasured deferred tax items are restated for the change in the measuring unit from the opening balance sheet date to the closing balance sheet date of the relevant period.

•	IFRIC 8 “Scope of IFRS 2”

It will be effective for annual periods beginning on or after 1 May 2006, early application is encouraged.

IFRIC 8 clarifies that IFRS 2 Share-based Payment will apply to any arrangement when equity instruments are granted or liabilities (based on a value of an entity´s equity instrument) are incurred by an entity, when the identifiable consideration appears to be less then the fair value of the instruments given. It presumes that such cases are an indication that other consideration (ie, unidentifiable goods or services) has been or will be received. The unidentifiable goods or services concerned are to be measured at the grant date as the difference between the fair value of the share-based payment (equity given or liability incurred) and the fair value of any identifiable goods or services received.

For cash-settled transactions, the liability is to be remeasured at each reporting date until is settled, in accordance with IFRS 2.

The Company does not anticipate that adoption of IFRIC 8 will have any effects on its financial position, results of operations or cash flows.

•	IFRIC 9 “Reassessment of Embedded Derivatives”

It will be effective for annual periods beginning on or after 1 June 2006.

IFRIC 9 requires an entity to assess whether a contract contains an embedded derivative at the date an entity first becomes a party to the contract and prohibits reassessment unless there is a change to the contract that significantly modifies the cash flows.

The Company does not anticipate that adoption of IFRIC 9 will have any effects on its financial position, results of operations or cash flows.

•	IFRIC 10 “Interim Financial Reporting and Impairment”

It will be effective for annual periods beginning on or after 1 November 2006.

IFRIC 10 addresses an inconsistency between IAS 34 Interim Financial Reporting and the impairment requirements relating to goodwill in IAS 36 Impairment of Assets and equity instruments classified as available for sale in IAS 39 Financial instruments: Recognition and Measurement. The Interpretation states that the specific requirements of IAS 36 and IAS 39 take precedence over the general requirements of IAS 34 and, therefore, any impairment loss recognised for these assets in an interim period may not be reversed in subsequent periods.

The Company does not anticipate that adoption of IFRIC 10 will have any effects on its financial position, results of operations or cash flows.

•	IFRIC 11 “IFRS 2—Group and Treasury Share Transactions”

It will be effective for annual periods beginning on or after 1 March 2007, early application is permitted.

This interpretation requires arrangements whereby an employee is granted rights to an entity´s equity instruments to be accounted for as an equity-settled scheme by the entity even if:

o	the entity chooses or is required to buy those equity instruments (eg, treasury shares) from another party, or
o	the shareholder(s) of the entity provide the equity instruments needed.

The interpretation also extends to the way in which subsidiaries, in their separate financial statements, account for schemes when their employees receive rights to equity instruments of the parent. In particular, it prescribes that:

o	when the parent grants rights to equity instruments to the employees, they will be accounted for as an equity-settled scheme (and as an equity contribution by the parent) when the parent accounts for it this way in the consolidated financial statements. When employees transfer between subsidiaries, each entity recognises compensation expense based on the proportion of the total vesting period for which the employee has worked for that subsidiary, measured at the fair value at the original grant date by the parent.
o	when the subsidiary grants rights to equity instruments of its parent to its employees, it will be accounted for as a cash-settled scheme.

The Company does not anticipate that adoption of IFRIC 11 will have any effects on its financial position, results of operations or cash flows.

62. DIFFERENCES BETWEEN IFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES.

As described in Note 1, the accompanying Consolidated Financial Statements of the BBVA Group are presented in the formats stipulated by the Bank of Spain Circulars and were prepared by applying the generally accepted accounting principles for International Financial Reporting Standards (IFRS), adopted by the European Union pursuant to Regulation (EC) Nº 1606/2002 of the European Parliament of the Council of 19 July 2002. Such formats and accounting principles vary in certain respects from those generally accepted in the United States (“U.S. GAAP”). Our Consolidated Financial Statements as of December 31, 2006, 2005 and 2004 would not present any difference had the standards issued by the International Accounting Standards Board (IASB) been applied instead of those endorsed by the EU.

Following is a summary of the main differences between IFRS and U.S. generally accepted accounting principles:

• Net income and Stockholders’ Equity reconciliation between IFRS and U.S. GAAP	A

• Consolidated Financial Statements	B

• Additional information required by U.S. GAAP	C

The preparation of these Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimated but any difference should not be material.

IFRS 1 First-time adoption provides first-time adopters of IFRS with a number of exemptions and exceptions from full retrospective application (see Appendix VI). Net income and stockholders’ equity under IFRS and the reconciling item to U.S. GAAP shown below would have been different if IFRS had been applied fully retrospectively.

A) NET INCOME AND STOCKHOLDERS’ EQUITY RECONCILIATION BETWEEN IFRS AND U.S. GAAP.

Accounting practices used by the Bank in preparing the Consolidated Financial Statements conform to IFRS, but do not conform to U.S. GAAP. A summarized reconciliation of stockholders’ equity as of December 31, 2006, 2005 and 2004 and net income for the years 2006, 2005 and 2004 to U.S. GAAP is set forth below.

The following tables set forth the adjustments to consolidated net income and to consolidated stockholders’ equity which would be required if U.S. GAAP had been applied to the accompanying Consolidated Financial Statements:

	Item #	Increase (Decrease) Year Ended December 31,
		2006	2005	2004
		(Thousands of Euros, except per share data)
NET INCOME
Profit for the year under IFRS		4,971,035	4,070,572	3,108,209
Income attributed to the minority interest under IFRS (*)		(235,156)	(264,147)	(185,613)
Income attributed to the Group under IFRS		4,735,879	3,806,425	2,922,596
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	(22,219)	(33,836)	(18,868)
Valuation of assets	2	(851)	(2,453)	20,414
Valuation of financial instruments	3	74,370	26,902	247,935
Accounting of goodwill	4	(346,596)	(478,450)	(316,215)
Translation of financial statements in high-inflation countries	5	—	—	—
Impact of SFAS 133	6	17,016	(99,551)	(69,344)
Loans adjustments	7	445,428	(303,277)	196,940
Intangible assets	8	—	(147,955)	93,679
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	9	68,665	694,230	11,908

Net income in accordance with U.S. GAAP before changes in accounting principles		4,971,692	3,462,035	3,089,046

	Item #	Increase (Decrease) Year Ended December 31,
		2006	2005	2004
		(Thousands of Euros, except per share data)
Changes in accounting principles
Pension plan cost	10	—	(2,164,038)	607
Tax effect of Pension plan cost adjustment	9	—	719,691	5,690

Net income in accordance with U.S. GAAP		4,971,692	2,017,688	3,095,343
Other comprehensive income, (loss) net of tax:
Foreign currency translation adjustments		(708,212)	1,138,449	(308,751)
Unrealized gains on securities:
Unrealized holding gains (losses) arising during period, net of tax		110,552	882,753	874,845
Reclassification adjustment, net of tax		—	—	(274,599)
Derivative instruments and hedging activities		106,777	(118,586)	(11,375)
Comprehensive income (losses) in accordance with U.S. GAAP		4,480,809	3,920,304	3,375,463
Net income per share (Euros)		1.46	0.59	0.92

	Item #	Increase (Decrease) Year Ended December 31,
		2006	2005	2004
		(Thousands of Euros)
STOCKHOLDERS’ EQUITY
Total Stockholders’ equity under IFRS		22,318,478	17,302,112	13,805,263
Minority interests under IFRS (*)		(768,162)	(971,490)	(737,539)
Total stockholders’ equity without minority interest under IFRS		21,550,316	16,330,622	13,067,724
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	5,536,634	5,558,853	5,587,640
Valuation of assets	2	(151,913)	(151,062)	(148,608)
Valuation of financial instruments	3	110,048	67,029	205,004
Accounting of goodwill	4	2,842,212	3,417,857	3,359,281
Translation of financial statements in high-inflation countries	5	(239,481)	(267,843)	(224,484)
Impact of SFAS 133	6	116,367	142,786	315,636
Loans adjustments	7	2,115,156	1,669,728	1,996,335
Intangible assets	8	—	—	195,966
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	9	(1,418,171)	(1,392,558)	(2,478,293)
Pension plan cost	10	—	—	1,589,071

Stockholders’ equity in accordance with U.S. GAAP		30,461,168	25,375,412	23,465,272

(*)	Under IFRS stockholders’ equity and net income includes the equity and net income corresponding to the stockholders of both the Parent and the minority interests. Under U.S. GAAP, stockholders’ equity and net income is made up only of the equity portion attributed to equity holders of the Parent. Therefore, for reporting purposes, the minority interest portion is excluded of stockholders’ equity and net income.

The differences included in the tables above are explained in the following items:

1. Business Combination with Argentaria-

Banco Bilbao Vizcaya, S.A. and Argentaria, Caja Postal y Banco Hipotecario, S.A. (Argentaria) merged, being January 28, 2000 the date from which such merger was legally effective. According to Spanish GAAP at that date, this business combination was accounted for using the method of pooling of interest and therefore no goodwill was accounted. IFRS 1 First-time adoption of International Reporting Standards grants an exemption to apply IFRS 3 Business Combinations prospectively and thus not to restate business combinations that occurred before the date of transition to IFRS, which is January 1, 2004. Therefore, this merger has been accounted for using the method of pooling of interest and no goodwill was accounted. Since the transaction did not comply with the requirements of APB 16 for pooling of interest method, under U.S. GAAP this business combination was accounted for using the purchase method. The excess of the fair value of the new shares issued in exchange for the Argentaria shares over the net worth of Argentaria under U.S. GAAP as of the date of the merger, was approximately €6,315,622 thousand and was calculated considering the necessary adjustments to the net worth of Argentaria as of January 28, 2000 under Spanish GAAP, as described below:

(thousands of euros)
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

ii. - Employee and other third party loans

Certain Group banks granted loans to shareholders, employees and customers for the acquisition of Argentaria, Caja Postal y Banco Hipotecario, S.A. shares. Under Spanish GAAP, these loans were recorded in the Consolidated Financial Statements under the caption “Credit, Loans and Discounts”. Under U.S. GAAP, these loans should be recorded as a reduction of stockholders’ equity because the only recourse for collection is the shares themselves.

iii. - Goodwill

Under Spanish GAAP, the general policy of the Group was to amortize goodwill over a maximum period of 10 years. However, a different period was used to amortize goodwill in some of the subsidiaries acquired. Until 2001, for purposes of calculating the effect of applying U.S. GAAP, goodwill arising on acquisitions was amortized in 10 years. Since July 2001, as required by SFAS 142, goodwill is no longer amortized.

Additionally, in 1998 and as a result of the merger, goodwill from Banco Exterior de España, S.A. was fully written off for Spanish GAAP purposes. Until June 2001, under U.S. GAAP this goodwill was amortized over the estimated economic life as there was no economic or fair value basis for the impairment made under Spanish GAAP. Since July 2001, as required by SFAS 142, goodwill is no longer amortized.

iv. - Up-front premium reversal

In 1998 the Bank arranged hedging transactions for which it paid a premium, which was recorded under the “Extraordinary Losses” caption in the income statement for 1998, to mitigate the adverse effect of the negative spread that arise between the average return on the mortgage loans financed by certain mortgage bonds and the fixed interest rates of such mortgage bonds. Under U.S. GAAP, the premium was recognized at inception as an asset, amortized over the life of the hedging transaction under SFAS 80 and that upon adoption of SFAS 133 the derivative has been recorded at fair value through income, as it does not qualify for hedge accounting under U.S. GAAP.

v. - Valuation of investment securities

Under SFAS 115, available-for-sale securities must be recorded at market value in stockholders’ equity.

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

6,315,622

For U.S. GAAP purposes, BBVA amortizes the excess of the fair value assigned to the specific items over their remaining economic life. The amortization of the excess allocated to specific assets and liabilities was €22,219 thousand (net of tax), €33,836 thousand (net of tax) and €18,868 thousand (net of tax) in 2006, 2005 and 2004, respectively.

Until December 31, 2001 BBVA amortized the goodwill on a straight line basis over a period of 25 years. Since January, 2002 BBVA stopped the amortization of the remaining goodwill pursuant to SFAS 142 and it has been assigned to different Reporting Units and tested for impairment as described in Item 2.2.m. As of December 31, 2006 goodwill was €5,332,924 thousand.

The adjustment to stockholders’ equity, that reflects both effects, was €5,536,634 thousand, €5,558,853 thousand and €5,587,640 as of December 31, 2006, 2005 and 2004, respectively.

2. Valuation of assets-

This adjustment basically relates to the following:

•	Revaluation of property

As described in Note 34.3, certain of the Spanish and foreign consolidated companies restated the cost and accumulated depreciation of property and equipment pursuant to the relevant legislation. Under U.S. GAAP these revaluations are not permitted to be reflected in the financial statements.

In accordance with IFRS, fixed asset depreciation is computed on the restated value and the total amount charged to income is deductible for corporate income tax purposes. In addition, results on sales or dispositions of fixed assets are determined as the difference between the selling price and the net restated value.

The amounts of the adjustments indicated below have been calculated to reflect the reversal of the additional depreciation on the revalued property and equipment (€8,104 thousand, €8,984 thousand and €9,312 thousand as of December 31, 2006, 2005 and 2004, respectively) and the additional income that would have resulted if the Group had not restated the fixed assets that have been sold (€2,918 thousand, €14,026 thousand and €15,032 thousand as of December 31, 2006, 2005 and 2004, respectively). The adjustment to stockholders’ equity reflects the reversal of the unamortized revaluation surplus (€286,706 thousand, €297,728 thousand and €320,738 thousand as of December 31, 2006, 2005 and 2004, respectively).

•	Valuation of property

As described in Appendix VI, in accordance with IFRS 1 First-time adoption of International Financial Reporting Standards, certain property and equipment items were revaluated and, therefore, this value was considered as deemed cost at January 1, 2004 taking into consideration that, at the date of the revaluation, this deemed cost was comparable to fair value.

Under U.S. GAAP, these adjustments to the deemed cost are not permitted due to the fact that they do not reflect an actual impairment.

As a consequence, there is an adjustment between U.S. GAAP and IFRS in order to reflect in the income statement the additional depreciation on the revalued property and equipment (€3,226 thousand, €3,079 thousand and €3,079 thousand as of December 31, 2006, 2005 and 2004) and the additional income related to property and equipment with lower book value under U.S. GAAP which have been sold during 2006 (€5,288 thousand as of December 31, 2006). The adjustment to stockholders’ equity reflects the reversal of the adjustments to the attributed cost (€112,409 thousand, €146,666 thousand and €149,746 thousand as of December 31, 2006, 2005 and 2004, respectively).

3. Valuation of financial instruments-

Group’s criteria of accounting for such securities are described in Note 2.2.b. As described in Appendix VI, in accordance with IFRS 1 First-time adoption of International Financial Reporting Standards, the recognition, measurement and disclosure criteria included in IAS 32 and 39, were applied retrospectively to January 1, 2004 (the date of transition to IFRS).

This adjustment mainly refers to following:

Debt securities

Under IFRS 1, debt securities included in available-for-sale portfolio were recognized at fair value of the date of transition to IFRS (January 1, 2004) through stockholders’ equity.

Under U.S. GAAP, in fiscal years ended prior to January 1, 2004, some unrealized losses regarding certain debt securities were recorded as ‘other-than- temporary’ impairments.

As a consequence, there is an adjustment between U.S. GAAP and IFRS in order to reflect in the income statement the additional income related to debt securities (€3,010 thousand, €17,140 thousand and €203,969 thousand as of December 31, 2006, 2005 and 2004, respectively). The adjustment to stockholders’ equity reflects the reversal of the adjustments to the fair value (increase €61,371 thousand, increase €72,973 thousand and decrease €18,694 thousand as of December 31, 2006, 2005 and 2004, respectively).

Equity securities

Under IFRS 1, equity securities included in available-for-sale portfolio were recognized at fair value of the date of transition to IFRS (January 1, 2004) through stockholders’ equity.

Under U.S. GAAP, in fiscal years ended prior to January 1, 2004, some unrealized losses regarding certain equity securities were recorded as “other-than-temporary” impairments.

As of December 31, 2005 and 2004, the final adjustment is done with other equity securities and reflects the reversal of effects in net income (increase €10,324 thousand and €44,108 thousand as of December 31, 2005 and 2004, respectively) and reflects the record of the fair value of equity securities through stockholders’ equity (decrease €51,447 thousand and increase €208,182 thousand as of December 31, 2005 and 2004, respectively).

As of December 31, 2006, there is an adjustment between U.S. GAAP and IFRS in order to reflect in the income statement the additional income related to the equity securities that have been sold (€71,750 thousand).

4. Accounting of goodwill-

The breakdown of this adjustment is as follows:

	Thousands of euros
	Stockholders’ equity			Net Income
	2006	2005	2004	2006	2005	2004
Goodwill charged to reserves in 1998 and 1999	65,522	65,522	65,522	—	—	—
Different period of amortization of goodwill reversed	98,948	98,948	98,948	—	—	—
Amortization under Spanish GAAP not reversed under U.S. GAAP	(154,074)	(154,074)	(154,074)	—	—	—
Reversal of amortization	970,477	970,477	970,477	—	—	—
Reversal of Step Acquisition	2,929,909	3,203,836	2,774,636	—	—	—
Step Acquisition of BBVA Bancomer	(1,105,264)	(788,073)	(363,384)	(344,426)	(458,493)	(316,607)
Others	36,695	21,221	(32,844)	(2,170)	(19,957)	392

Adjustment 4 in reconciliation to U.S. GAAP	2,842,213	3,417,857	3,359,281	(346,596)	(478,450)	(316,215)

The main reasons that generate a difference between IFRS and U.S. GAAP in goodwill are the following:

Goodwill charged to reserves in 1998 and 1999

Goodwill that arose in 1998 and 1999 as a result of mergers and acquisitions through share exchanges was amortized in full with a charge to reserves, which was not acceptable under U.S. GAAP. Under U.S. GAAP the goodwill was amortized until 2001 over a period of ten years except for the goodwill arising in 2000 in the merger of Banca Catalana, S.A., Banco de Comercio, S.A., Banco de Negocios Argentaria, S.A. and Banco de Alicante, S.A. where the economic life was five years. Since 2001, as required by SFAS 142, goodwill is no longer amortized.

Impairment

A discounted cash flow model was selected as the main method to determine the fair value of our Reporting Units; although other methodologies such as using quoted market values and market multiples were also used. Cash flow estimates require judgment and the Bank believes that the assumptions used in determining the cash flows are consistent with assumptions marketplace participants would use in their estimates of their fair value.

The principal BBVA Group’s goodwill assigned to each Reporting Unit as of December 31, 2006, 2005 and 2004 for annual impairment test purposes are the following:

	Millions of Euros
	2006	2005	2004
Retail Banking in Spain and Portugal	4,081	3,968	3,967
Wholesale Business	1,681	1,674	1,679
Pensions in South America	270	312	260
México	3,040	3,600	3,021
Chile	126	78	60
United States and Puerto Rico	1,724	572	79
Colombia	213	267	—

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

Year 2006, 2005 and 2004 analysis

As of December 31, 2006, 2005 and 2004, the Group has performed the required annual impairment tests of goodwill. As a result of Step 1 procedures of the above mentioned impairment test, the carrying amount of the Reporting Unit did not exceed its fair value.

Reversal of step acquisition

Under IFRS, investments acquired subsequent to obtaining control over a company (i.e. transactions involving the purchase of equity interests from minority shareholders) were treated as “equity transactions”. The amount of goodwill recorded under prior GAAP, at January 1, 2004, transition date to IFRS, under IFRS was recorded on the transactions performed after control was obtained were charged to “Minority Interests” and the surplus amount were charged to stockholders’ equity.

Under U.S. GAAP, these acquisitions are accounted for using the “purchase method” and, as a consequence, there is an adjustment between IFRS and U.S. GAAP in order to reflect the reversal of goodwill recorded prior to January 1, 2004, and the increase of stockholders’ equity.

Step Acquisition of BBVA Bancomer

As explained in Note 4 on March 20, 2004, BBVA completed the tender offer on 40.6% of the capital stock of Grupo Financiero BBVA Bancomer, S.A. de C.V. (“Bancomer”). The final number of shares presented in the offer and accepted by BBVA was 3,660,295,210, which represent 39.45% of the capital stock of Bancomer. Following the acquisition of these shares through the tender offer, the ownership interest held by BBVA in the capital of Bancomer was 98.88%. Lastly, as of December 31, 2006, as a result of the purchase of shares subsisting in the market, BBVA’s holding in Bancomer increased to 99.96%.

BBVA Bancomer, S.A. de C.V. was consolidated by Group BBVA since July 2000, when the merger of Grupo Financiero BBV-Probursa, S.A. de C.V. (a wholly-owned subsidiary of BBVA) and Grupo Financiero BBVA Bancomer, S.A. de C.V. was carried out.

Since March 20, 2004 the BBVA Group’s income statement reflected a decrease in Minority Interest caption related to the business combination described above while the rest of the income statement’s captions did not change because Bancomer was already a fully consolidated company before the acquisition of minority interest.

The cash paid for the acquired entity was €3,324 million. In connection with this business combination there are no contingent payments, options, or commitments specified in the acquisition agreement.

Under IFRS, the business combination is registered as equity transaction and no amounts were allocated to assets or liabilities of the company acquired. Under U.S. GAAP once the process of allocating the purchase price to all assets and liabilities of the company acquired, the goodwill was €1,060.2 million. The entire amount of goodwill was allocated to the Mexico reporting unit in the “Mexico and the United States” segment. The reconciliation of the net worth acquired and the fair value of the assets and liabilities acquired for purposes of U.S. GAAP was as follows:

Thousand of Euros
Net worth acquired	1,207,051
Investment securities	(32,365)
Net loans and leases	621,671
Premises and equipment	(28,158)
Intangible assets	969,996
Other Assets	189,585
Time Deposits	(124,176)
Long term debt	(49,585)
Other liabilities	(490,468)

Fair value under U.S. GAAP	2,263,551

The identified intangible assets are related to “core deposits”, which were calculated according to the purchase method and are amortized over a period of 40 months. Additionally, the allocated amount of net loans and leases are amortized over a weighted-average period of 3 years. Under U.S. GAAP, the adjustment (net of tax) in the income statement was €344,426 thousand, €458,493 thousand and €316,607 thousand as of December 31, 2006, 2005 and 2004, respectively, mainly related to the additional amortization expenses of assets and liabilities subject to amortization.

The “Other liabilities” caption includes basically temporary differences arising from different accounting and tax values of assets and liabilities allocated in the acquisition. Because the amounts allocated to certain assets are non deductible under Spanish Tax Law, additional goodwill and the corresponding deferred tax liabilities have been considered under U.S. GAAP.

Since Bancomer was consolidated by Group BBVA since July 1, 2000, there are no purchased research and development assets that were acquired and written off.

5. Translation of financial statements in high-inflation countries-

As indicated in Note 2.2.g, after the transition date to IFRS, which is January 1, 2004, none of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies as defined by IFRS. Accordingly, as of December 31, 2006, 2005 and 2004 it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.

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

However, in prior years, under U.S. GAAP, the financial statements of operating units in a highly inflationary economy were remeasured as if the functional currency of the operating unit were the same as that of the parent reporting currency. For the purposes of this requirement, a highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3 year period. None of the countries where BBVA owned subsidiaries are highly inflationary countries.

The adjustment reflects the reversal of the charges to stockholders’ equity arising from inflation registered in dependent companies established in “non highly inflationary economies” (€239,481 thousand, €267,843 thousand and €224,484 thousand as of December 31, 2006, 2005 and 2004, respectively).

6. Impact of SFAS 133

As of December 31, 2006, the main differences between IAS 39 and SFAS 133 that have resulted in reconciling items to net income and stockholder’s equity between IFRS and U.S. GAAP were as follows:

Fair value option

IFRS allows for designation of any financial asset or financial liability as held at fair value through the profit or loss if one of the criteria described in IAS 39 is met.

FAS 115 allows designation of financial asset or financial liability as held for trading only if these are acquired and held primarily for resale in the near term to make a profit from short-term movements in market prices.

As of December 31, 2006 and 2005, we maintained certain financial assets and financial liabilities registered at fair value through the profit or loss under IFRS which did not meet the conditions to be designated as financial asset or financial liability held for trading under U.S. GAAP. This difference resulted in a reconciling item to net income (an increase of €72,400 thousand and a decrease of €63,590 as of December 31, 2006 and 2005, respectively) and stockholder’s equity (a decrease of €17,176 thousand and €63,590 thousand as of December 31, 2006 and 2005, respectively) between IFRS and U.S. GAAP.

Retrospective application

As of December 31, 2003, in accordance with Spanish GAAP certain fair value hedges of fixed income securities and cash flow hedges of exchange rate risk were considered to be speculative in our U.S. GAAP reconciliation adjustment, since the required documentation was not available at the date on which the aforementioned hedges were designated as such.

As of January 1, 2004, following the adoption of IFRS, these transactions continued to be designated as hedges, since they met all the IFRS requirements for hedge accounting.

As of December 31, 2004, in accordance with U.S. GAAP the Group maintained the criteria established in prior years and considered these transactions to be speculative, which accounted for a portion of the reconciliation adjustment for derivatives and hedges.

As a consequence, there is an adjustment between U.S. GAAP and IFRS in order to reflect in the net income (a decrease of €6,032 thousand, €26,384 thousand and €8,677 thousand as of December 31, 2006, 2005 and 2004, respectively) and in stockholders’ equity (an increase of €128,482 thousand, €147,913 thousand and €248,947 thousand as of December 31, 2006, 2005 and 2004, respectively) the speculative nature of these transactions under U.S. GAAP.

Methods used to assess hedge effectiveness

Even though the methodology to assess the hedge effectiveness is the same under both IFRS and U.S. GAAP, there are certain adjustments made in order to validate the hedge effectiveness that is permitted under IFRS and not under U.S. GAAP.

IFRS 39.F.2.17, “Financial instruments: recognition and measurement”, allows to designate a hedging instrument as hedging only a portion of the time period to maturity, and therefore adjust the effectiveness test to comply with the hedging objective. Under U.S. GAAP such hedges are not allowed.

As a consequence, in 2006 there is an adjustment in order to reverse these partial hedging transactions under U.S. GAAP. This difference resulted in a reconciling item to net income (an increase of €9,111 thousand) and stockholder’s equity (an increase of €5,061 thousand) between IFRS and U.S. GAAP. During 2005 and 2004 there were not these types of hedging transactions.

The fair value of derivatives that afforded hedge accounting treatment under IFRS but did not qualify as hedges under U.S. GAAP as of December 31, 2006, 2005 and 2004 amounted negative to €47,338 thousand, €69,214 thousand and €106,913 thousand, respectively.

The fair value of derivatives that afforded hedge accounting treatment under IFRS and qualify as hedges under U.S. GAAP as of December 31, 2006, 2005 and 2004 amounted negative to €269,082 thousand, €25,988 thousand and positive to €43,968 thousand, respectively.

Additionally to prior explained differences, as of December 31, 2005 and 2004, there was other difference between IAS 39 and SFAS 133 that resulted in a reconciling item to net income and stockholder’s equity between IFRS and U.S. GAAP as follows:

Definition of a derivative

U.S. GAAP sets out requirements similar to those established by IFRS, except that the terms of the derivative contract should require or permit net settlement and have a notional amount. Contracts that do not comply with these requirements should be accounted according to the accounting provisions established for that particular instrument.

For example certain option and forward agreements to buy unlisted equity investments fall within the IFRS definition, not the U.S. GAAP definition, because of the absence of net settlement.

These transactions should be treated as equity securities if they comply with the definition of this type of instruments included in Appendix C to FAS 115: “An equity security is a security representing an ownership interest in an enterprise (for example, common, preferred, or other capital stock) or the right to acquire (for example, warrants, rights, and call options) or dispose of (for example, put options) an ownership interest in an enterprise at fixed or determinable prices. However, the term does not include convertible debt or preferred stock that by its terms either must be redeemed by the issuing enterprise or is redeemable at the option of the investor”.

As of December 31, 2005 and 2004, we maintained an option to buy unlisted equity investments which fell within the IFRS definition of derivatives, but not the U.S. GAAP definition, because of the absence of net settlement. This difference resulted in a reconciling item to net income (€6,023 thousand in 2005) and stockholder’s equity (€58,463 thousand and €64,486 thousand in 2005 and 2004, respectively) between IFRS and U.S.GAAP.

7. Loans adjustments

Under IAS 39, as we described in Note 2.2.b.4 to the Consolidated Financial Statements, a loan is considered to be an impaired loan - and therefore its carrying amount is adjusted to reflect the effect of its impairment - when there is objective evidence that events have occurred which, in the case of loans, give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.

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

The possible impairment losses on these assets are determined as follows:

•

Individually, for all significant loans and for those which, although not significant, cannot be classified in homogenous groups of instruments of similar characteristics, i.e. by instrument type, debtor’s industry and geographical location, type of guarantee, age of past-due amounts, etc.

•	Collectively, in all other cases.

The provisions for the losses that are inherent in a group of loans are recognized taking into account the historical experience of impairment and the other circumstances known at the time of the assessment. These provisions that have not been allocated to individual loans are calculated by using statistical procedures.

For IFRS purposes, we calculate the allowance for incurred losses not yet assigned to specific loans in a portfolio using statistical procedures parameters established by the Bank of Spain. The methodology established by the Bank of Spain in the determination of the level of provisions required to cover inherent losses, is defined in Annex IX of the Circular 4/2004 of Bank of Spain as “losses incurred as at the date of the financial statements, calculated employing statistical methods, which are yet to be assigned to specific operations”. The Bank of Spain has explicitly stated that all the guidance in the Bank of Spain Circular complies with IFRS.

The Bank of Spain Circular requires us and all Spanish financial institutions to use specific credit risk segmentation of our loans portfolios and of “peer group” statistical percentages in determining the incurred losses not yet assigned to specific loans until the time in which our internal risk models have been reviewed and approved by the Bank of Spain.

According to the Bank of Spain Circular, the Bank of Spain, based on its experience of and information on the Spanish banking sector, has determined the method and amount of the parameters entities must use to calculate the amounts needed to cover the impairment losses inherent in debt instruments and contingent exposures classified as standard. The Bank of Spain shall, by means of the appropriate amendment to the Bank of Spain Circular, periodically update the parameters used in the method to reflect changes in the data for the sector.

However, BBVA Group, in recognizing incurred losses not yet assigned to specific loans in debt instruments at amortized cost, has developed internal risk models that take into account our historical experience of impairment adjusted as appropriate for other objective observable data known at the time that each assessment is made.

We have developed our internal risk model, based on historical information available for each country and type of risk (based on homogenous portfolios), adjusted for objective observable data that corroborates that the use of historical information does not represent the best available information.

Our models use the “expected loss” concept to quantify the cost of our credit risk in order to be able to incorporate it in the calculation of the risk adjusted return of our operations. Additionally, the parameters necessary to calculate it are used to calculate the economic capital and in the future, the calculation of the regulatory capital under the internal models of Basle II.

“Expected loss” of a given transaction represents the expected cost, measured as an average within a full economic cycle, of the credit risk of such transaction, considering the profile of the counterparty and the guarantees securing such transaction. The quantification of this expected loss would result out of three factors: “exposure”, “probability of default” and “loss given default”.

•	Exposure (EAD) is the amount of the risk assumed by default of the counterparty.

•

Probability of Default (DP) is the probability that the counterpart defaults on its principal and/or interest payments. We also allocate the probability of default by using BBVA’s historical databases to ascertain how this probability varies in terms of the scores allocated by our tools and of other potentially relevant factors (e.g. the seasoning of the transaction).The default probability is linked to the rating/scoring of each customer/transaction. The measurement of DP uses a temporary ceiling of 1 year, meaning that it quantifies that the counterparty defaults within the following year. Default is defined as those amounts not paid within 90 days or more, as well as those outstanding amounts where there is doubt about the solvency of the counterparty (judgmental defaults).

•

Loss given default (LGD) is the percentage of risk exposure that is not expected to be recovered in the event of default and constitutes one of the key factors in quantitative risk assessment. The method that we mainly use for the calculation of LGD is the “Workout LGD”. This method is based on discounting the cash flows of the defaulted exposure that have been collected at different times of the recovery process. In the case of portfolios with low default rates, which do not have enough data to obtain a reliable estimate by means of the Workout LGD method, other methods are used, such as external sources for obtaining market references on LGD rates suited to the internal portfolio.

The calculation of the incurred loss considers, additionally, the adjustment to the full economic cycle of the factors mentioned above, especially the DP and LGD.

As previously mentioned, the Bank of Spain Circular explicitly requires that the internal valuation allowance methodology described above shall be approved by the Bank of Spain prior to being used for financial statements purposes. Currently, the Bank of Spain has not yet verified such internal models. The Bank of Spain regulation requires that until such time that our internal models are approved; the models developed by the Bank of Spain must be used.

For U.S. GAAP purposes, we used our internal risk models developed by dividing the loan portfolio into different segments; each segment contains loans with similar characteristics, such as risk classification, economic environment (i.e. country), type of loan (e.g. mortgage loans or credit card loans), collateral type, and counterparty type (e.g. consumer, commercial or sovereign). We have developed our internal models by considering our own historical experience, appropriately adjusted for observable data information available over the economic environments where we operate.

In our opinion, the use of “peer group” statistical assumptions, as required by the Bank of Spain for our IFRS Consolidated Financial Statements would not be appropriate under U.S. GAAP. Even when the amount falls within an acceptable range of estimated losses, we believe that amount does not correspond with the best estimate of loan losses.

For that reason, for U.S. GAAP purposes we have used our own appropriately adjusted experience in determining the allowance for loan losses and therefore the loan allowances not allocated to specific loans, as determined by the Bank of Spain’ guidance, result in a higher amount than those determined following the guidance described for U.S. GAAP.

As a consequence, there is an adjustment between U.S. GAAP and IFRS in order to reflect in the net income the reversal of the provision recorded in each year (an increase of €445,428 thousand, a decrease of €303,277 thousand and an increase of €196,940 thousand as of December 31, 2006, 2005 and 2004, respectively) and in stockholders’ equity the excess of the accumulated allowance for loans losses (an increase of €2,115,156 thousand, €1,669,728 thousand and €1,996,335 thousand as of December 31, 2006, 2005 and 2004, respectively).

8. Intangible assets

Under IFRS intangible assets with finite lives are amortized over those useful lives. At transition date, the estimated useful lives were recalculated. In accordance with IFRS 1 First-time adoption of International Financial Reporting Standards, the previous GAAP restated amounts have been used as deemed cost of certain intangible assets and the differences related to the previous carrying amounts of these intangible assets were accounted for in stockholders’ equity as of January 1, 2004.

Under U.S. GAAP, this adjustment is considered a change in accounting estimates and, in accordance with APB 20 Accounting changes, the cumulative effect of the adjustment is reflected in the current year’s income statement.

9. Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS No. 109-

The previous adjustments to net income and stockholders’ equity do not include their related effects on corporate tax (except for the adjustments mentioned in Item 1, the acquisition of BBVA Bancomer, S.A. de C.V. described in Item 5 and loans adjustments described in Item 7, which are disclosed under “Tax effect of above mentioned adjustments” item in the respective reconciliation statements.

As described in Note 2.2.o under IFRS deferred tax assets and liabilities include temporary differences measured at the amount expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the year when the asset will be realized or the liability settled.

As a result of the application of Statement of Financial Accounting Standards No. 109 (“SFAS 109”), Accounting for Income Taxes, the timing differences originated by the revaluation of property and equity securities and by certain provision for coverage of loan losses have been reversed.

In the reconciliation to U.S. GAAP, the Group has recorded deferred tax assets of €86,791 thousand, €160,506 thousand and negative €2,166,045 thousand as of December 31, 2006, 2005 and 2004 and deferred tax liabilities of €238,421 thousand, €450,852 thousand and €210,493 thousand as of December 31, 2006, 2005 and 2004, respectively.

SFAS 109 requires providing a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. As of December 31, 2006, 2005 and 2004 the valuation allowance was €45,068 thousand, €278,261 thousand and €344,950 thousand, respectively.

As required by SFAS 109, the effects of the change in Spanish tax laws were included in income (see Note 37.e)

The following is a reconciliation of the income tax provision under IFRS to that under U.S. GAAP:

	2006	2005	2004
	Thousands of Euros
Income tax provision under IFRS	2,059,301	1,521,181	1,028,631
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	(237,882)	(1,668,657)	(158,314)
Of which: Adjustments of deferred tax liability/assets for enacted changes in tax laws of U.S. adjustments	(325,629)	—	—
Income tax provision under U.S. GAAP	1,821,419	(147,476)	870,317

The following is a reconciliation of the deferred tax assets and liabilities recorded under IFRS and those that should be recorded under SFAS 109.

	2006		2005		2004
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
	Thousands of Euros
As reported under IFRS	4,703,397	(1,746,889)	5,553,710	(1,501,738)	5,801,891	(1,397,139)
Less-
Timing differences recorded under IFRS and reversed in the reconciliation to U.S. GAAP	(1,355,106)	—	(1,333,337)	—	(345,287)	—
Tax effect of IFRS to U.S. GAAP reconciliation adjustments	(14,604)	—	(15,926)	—	(2,350,060)	411,456
Plus-
Tax effect of IFRS to U.S. GAAP reconciliation adjustments	101,395	(238,421)	176,432	(450,852)	184,015	(621,949)
As reported under SFAS 109 (gross)	3,435,082	(1,985,310)	4,380,879	(1,952,590)	3,290,559	(1,607,632)
Valuation reserve	(45,068)	—	(278,261)	—	(344,950)	—
As reported under SFAS 109 (net)	3,390,014	(1,985,310)	4,102,618	(1,952,590)	2,945,609	(1,607,632)

The following is an analysis of deferred tax assets and liabilities as of December 31, 2006, 2005 and 2004 estimated in accordance with U.S. GAAP:

	December 31,
	2006	2005	2004
	(Thousands of euros)
Deferred Tax assets
Loan loss reserves	829,767	610,977	667,315
Unrealized losses on securities pension liability	1,645,499	1,645,126	1,098,916
Fixed assets	86,012	135,711	70,233
Net operating loss carryforward	330,178	664,447	843,567
Investments and derivatives	35,576	444,488	246,645
Goodwill	(74,128)	8,055	20,207
Other	582,178	872,075	343,676
Total deferred tax assets	3,435,082	4,380,879	3,290,559
Valuation reserve	(45,068)	(278,261)	(344,950)
Net tax asset	3,390,014	4,102,618	2,945,609
Deferred tax liabilities
Unrealized gains on securities pension liability	(1,396)	—	—
Unrealized gains on investments	(1,449,668)	(1,273,870)	(1,121,963)
Gains on sales of investments	(135,238)	(67,368)	—
Fixed assets	(98,642)	(160,746)	—
Goodwill	(147,980)	(346,914)	(485,669)
Other	(152,386)	(103,692)	—
Total deferred tax liabilities	(1,985,310)	(1,952,590)	(1,607,632)
Valuation reserve	—	—	—
Net tax liabilities	(1,985,310)	(1,952,590)	(1,607,632)

Reconciliation between the federal statutory tax rate and the effective income tax rate is as follows:

	2006	2005	2004
	% percentages
Corporate income tax at the standard rate of 35%	35.00	35.00	35.00
Decrease arising from permanent differences	(7.16)	(6.25)	(6.06)
Adjustments to the provision for prior years’ corporate income tax and other taxes	1.45	(1.54)	(4.07)
Income tax provision under IFRS	29.29	27.20	24.87
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	(3.39)	(34.02)	(4.23)
Income tax provision under U.S. GAAP	25.90	(6.82)	20.64

10. Pension plan cost-

Until 2004 both under Spanish GAAP and U.S. GAAP, the cumulative actuarial losses and certain losses were amortized in a straight-line method over the average expected years of work of employment.

At January 1, 2005, in accordance with IFRS 1 First-time adoption of International Financial Reporting Standards, all cumulative actuarial losses were accounted for in equity as of January 1, 2004 (see Appendix VI to Consolidated Financial Statements), and from January 1, 2004, actuarial losses have been accounted for in the income statement for the year when these losses have been incurred instead of using the corridor approach.

Under U.S. GAAP, we decided to change this accounting principle from January 1, 2005. Hereinafter, actuarial losses have been accounted for in the income statement for the year when these losses have been incurred.

Paragraph 8 of APB 20 states that a characteristic of a change in accounting principle is that it concerns a choice from among two or more generally accepted accounting principles.

FASB Staff Implementation Guide on SFAS 106, Answer to Question 32 states that an employer should select an amortization method and apply it consistently from period to period as long as the resulting amortization equals or exceeds the minimum amortization specified by paragraph 59.

We believe that this guidance permits election between different amortization methods that in fact are different and acceptable accounting principles and therefore our conclusion is that a change to a preferable amortization method is in accordance with paragraph 16 of APB Opinion No. 20, Accounting Changes, is an accounting change that enters into the definition of paragraph 8 of APB 20 aforementioned.

We have followed the guidance set forth in Statement 87 paragraph 33 that permits any systematic method of amortization of unrecognized gains or losses instead of the minimum specified in paragraph 32 of SFAS 87.

We believe that the change in accounting principle (change to a method of amortization that is permitted) that accelerates recognition is preferable because it accelerates the recognition of events that have occurred and the new approach rapidly directs the recorded liability toward the economic liability providing recognition of events that have occurred.

In accordance with APB 20 Accounting changes, the cumulative effect of the change in accounting principle shall be recognized in the income statement for the year when the change occurred.

As a consequence, there is an adjustment due to the fact that under IFRS we changed the accounting principle retrospectively from January 1, 2004, while under U.S. GAAP we changed the accounting principle from January 1, 2005.

The amounts of pension plan cost adjustments presented in the IFRS to U.S. GAAP Net Income and Stockholders’ reconciliation for the year 2004 were as follows:

•	elimination of the charge to Retained earnings related to First-time adoption IFRS at January 1, 2004: €1,588,464 thousand;

•	elimination of the credit to Retained earnings related to tax effect related to prior adjustment: €524,143 thousand;

•	elimination of the charge to income statement made under IFRS as of December 31, 2004: €607 thousand;

•	elimination of the charge to income statement related to tax effect related to prior adjustment: €5,590 thousand;

The amounts of pension plan cost adjustments presented in the IFRS to U.S. GAAP Net Income and Stockholders’ Equity reconciliation for the year 2005 were as follows:

•	charge to income statement related to First-time adoption IFRS at January 1, 2004 and effect for the year 2004 and 2005: €2,164,038 thousand;

•	credit to income statement related to tax effect related to prior adjustment: €719,691 thousand.

•

There is no effect in reconciliation to stockholders’ equity for the year 2005, related to the fact that these two adjustments were recognized with counterparties a credit for and a charge to Retained earnings for €2,164,038 thousand and €719,691 thousand, respectively.

Because of prior mentioned change in accounting principles, as of December 31, 2006 and 2005, there was no difference between IFRS and U.S. GAAP pension obligations accounting.

11. Other Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income establishes standards for disclosing information related to comprehensive income and its components in a full set of general-purpose financial statements.

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

The accumulated balances of other comprehensive income as of December 31, 2006, 2005 and 2004 were as follows:

	Foreign currency translation adjustments	Unrealized gains on securities	Gains on Derivative Instruments	Other Comprehensive income
	Thousands of Euros
Balance as of December 31, 2003	(3,413,689)	1,646,529	40,043	(1,727,117)
Changes in 2004	(308,751)	600,246	(11,375)	280,120
Balance as of December 31, 2004	(3,722,440)	2,246,775	28,668	(1,446,997)
Changes in 2005	1,138,449	882,753	(118,586)	1,902,616
Balance as of December 31, 2005	(2,583,991)	3,129,528	(89,918)	455,619
Changes in 2006	(708,212)	110,552	106,777	(490,883)
Balance as of December 31, 2006	(3,292,203)	3,240,080	16,859	(35,264)

Taxes allocated to each component of other comprehensive income as of December 2006, 2005 and 2004 were as follows:

	2006			2005			2004
	Before Tax Amount	Tax expense or benefit	Net of tax amount	Before Tax Amount	Tax expense or benefit	Net of tax amount	Before Tax Amount	Tax expense or benefit	Net of tax amount
	Thousands of Euros
Foreign currency translations adjustment	(708,212)	—	(708,212)	1,138,449	—	1,138,449	(308,751)	—	(308,751)
Unrealized gains on securities:
Unrealized holding gains arising during the period	424,803	(314,251)	110,552	1,219,434	(336,681)	882,753	1,245,770	(370,925)	874,845
Reclassification adjustment	—	—	—	—	—	—	(517,549)	243,050	(274,599)

	424,803	(314,251)	110,552	1,219,434	(336,681)	882,753	728,121	(127,875)	600,246
Derivatives Instruments and Hedging Activities	138,810	(32,033)	106,777	(159,600)	41,014	(118,586)	(14,252)	2,877	(11,375)

Other comprehensive income	(144,599)	(346,284)	(490,883)	2,198,283	(295,667)	1,902,616	405,118	(124,998)	280,120

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

As indicated in Notes 62.A.10 of this Annual Report, effective on January 1, 2004, this supposed a change in our accounting policy related to pensions for U.S. GAAP purposes. As described in Appendix VI, upon adoption of IFRS, the cumulative effect of this change as of January 1, 2004 was recognized in stockholders’ equity, in accordance with IFRS 1 First-Time Adoption of International Financial Reporting Standards.

The computation of basis and diluted earnings per share as of December 31, 2006, 2005 and 2004 is presented in the following table:

	2006	2005	2004
	Thousands of Euros, except per share data
Numerator for basic earnings per share:
Income available to common stockholders (IFRS)	4,735,879	3,806,425	2,922,596
Income available to common stockholders (U.S. GAAP):
Before cumulative effect of changes in accounting principles	4,971,692	3,462,035	3,089,046
Cumulative effect of changes in accounting principles	—	(1,444,347)	6,297
After cumulative effect of changes in accounting principles	4,971,692	2,017,688	3,095,343
Numerator for diluted earnings per share:
Income available to common stockholders (IFRS)	4,735,879	3,806,425	2,922,596
Income available to common stockholders (U.S. GAAP):
Before cumulative effect of changes in accounting principles	4,971,692	3,462,035	3,089,046
Cumulative effect of changes in accounting principles	—	(1,444,347)	6,297
After cumulative effect of changes in accounting principles	4,971,692	2,017,688	3,095,343
Denominator for basic earnings per share	3,405,418,793	3,390,852,043	3,372,153,413
Denominator for diluted earnings per share	3,405,418,793	3,390,852,043	3,372,168,559
IFRS
Basic earnings per share (Euros)	1.39	1.12	0.87
Diluted earnings per share (Euros)	1.39	1.12	0.87
U.S. GAAP
Before cumulative effect of changes in accounting principles:
Basic earnings per share (Euros)	1.46	1.02	0.92
Diluted earnings per share (Euros)	1.46	1.02	0.92
After cumulative effect of changes in accounting principles:
Basic earnings per share (Euros)	1.46	0.59	0.92
Diluted earnings per share (Euros)	1.46	0.59	0.92

13. FIN 46-R

We arranged the issuance of preferred shares using special purpose vehicles (See Note 26.5.2). Our preferred security transactions are based on the following model:

•

We are the sponsor in the issuance of certain debentures by special purpose vehicles (SPEs) (the issuer of preference shares) that we incorporated and for which we hold 100% of the common stock and voting rights.

The SPEs issue preferred securities to 3rd party investors. The terms of the preferred securities are issued in perpetuity with fixed dividend coupon and can be called by the SPEs (what are the conditions for calling)

•

The SPEs lend both the proceeds raised from the preferred securities and the common stock back to us through intercompany loans with fixed maturities and fixed interest rate similar to that the dividend coupon on the preferred securities issued by the SPEs. Consequently, the SPEs use the cash received from interest payments on BBVA loans to pay dividends to the preferred securities holders.

•	We guarantee the dividend payments on the preferred securities.

We consolidated the SPEs under IFRS according to SIC 12 as we controlled them. However, under U.S. GAAP, BBVA does not consolidate the special purpose vehicle (issuer) as we has been concluded that we are not the primary beneficiary as considered by FIN 46-R for the reasons described below.

We as sponsor of the issuer of the preference shares neither have a significant residual interest held since our common shares are not viewed as equity at risk as our investment is returned back to us through the intercompany loan, nor the loan payable to the special purpose vehicle would be considered variable interests since they assume variability. Additionally, the fact that BBVA unconditionally guarantees the trust preferred securities is not relevant, since BBVA is guaranteeing its own obligations.

Under U.S. GAAP we consider the investments in the common stock of this class of special purpose vehicles as equity-method investees according to APB Opinion No. 18.

As a result of the deconsolidation of the SPEs, the loans received from the SPEs are presented as financial liabilities under U.S. GAAP.

Consequently, the deconsolidation of the entities described in Note 26.5 to our Consolidated Financial Statements has no impact on shareholder’s equity or net income under U.S. GAAP. These financial instruments that are presented under IFRS in the caption “Subordinated liabilities - preferences shares” are presented under U.S. GAAP under the caption “Time deposits” (€4,025,002 thousand).

14. Other Accounting Standards

Statements of Financial Accounting Standards No. 123 (Revised 2004): “Share-Based Payment”

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R was effective for our fiscal year beginning January 1, 2006. The application of this new accounting standard by BBVA had no impact on its financial position, cash flows or results of operations.

SAB No. 107: “Shared Based Payment”

On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, “Share-Based Payment,” (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), “Share-Based Payment “(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The application of this new accounting standard by BBVA had no impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 153: “Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29”

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

SFAS No. 153 was applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The application of this new accounting standard by BBVA had no impact on its financial position, cash flows or results of operations.

EITF 04-1: “Accounting for Preexisting Relationships between the Parties to a Business Combination”

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

Statement of Financial Accounting Standards No. 154: “Accounting Changes and Error Corrections”

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28”. This statement provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The application of this new accounting standard by BBVA in 2006 had no significant impact on its financial position, cash flows or results of operations.

FASB Interpretation No. 47: “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143”

In March 2005, FASB issued Interpretation No. 47. The Board concluded that asset retirement obligations within the scope of Statement 143 that meet the definition of a liability in Concepts Statement 6 should be recognized as a liability at fair value if fair value can be reasonably estimated. The Board believes that when an existing law, regulation, or contract requires an entity to perform an asset retirement activity, an unambiguous requirement to perform the retirement activity exists, even if that activity can be deferred indefinitely. At some point, deferral is no longer possible, because no tangible asset will last forever, except land. Therefore, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. The use of an expected value technique to measure the fair value of the liability reflects any uncertainty about the amount and timing of future cash outflows. This Interpretation is effective no later than December 31, 2005, for calendar-year enterprises. The application of this new accounting literature by BBVA had no impact on its financial position, cash flows or results of operations.

Statement of Financial Accounting Standards No. FAS 158: “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132”

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 106, and 132(R). SFAS No. 158 requires employers to recognize a net liability or asset and an offsetting adjustment to accumulate other comprehensive income to report the funded status of defined benefit pension and other post-retirement benefit plans. Previous standards required employers to disclose the complete funded status of its plans only in the notes to the financial statements. Additionally, SFAS No. 158 requires employers to measure plan assets and obligations at their year-end balance sheet date. Guidance relating to the recognition of the over or under funded status of the plan and additional disclosure requirements was effective for our fiscal year ended December 31, 2006. Under IFRS and U.S. GAAP, actuarial gains or losses (arising from differences between the actuarial assumptions and what had actually occurred) and prior service cost (there are no transition cost), were recognized in the consolidated income statements (see Note 2.2.e). Therefore, it did not have impact in the results of operations, financial position or cash flows. Guidance relating to the measurement date of the plans is effective for the years ending after December 15, 2008 and we have no a material impact in our results of operations, financial position or cash flows, due to the fact that measurement date is December 31 for each fiscal year (see Note 29 “Commitments with personnel”).

Financial Staff Position FAS 115-1 and FAS 124-1:”The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”

On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullifies certain requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary

Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security whose Cost Exceeds Fair Value.” The guidance in this FSP is effective for reporting periods beginning after December 15, 2005. The adoption of this guidance had no a material effect on its financial position, results of operations or cash flows.

SAB 108: “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 expresses the SEC Staff’s views regarding the process of quantifying financial statement misstatements. SAB 108 states that in evaluating the materiality of financial statement misstatements, a corporation must quantify the impact of correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 was effective for our fiscal year ended December 31, 2006. The application of SAB 108 did not have a significant impact in our results of operations, financial position or cash flows.

15. New Accounting Standards

FASB Interpretation No. 48: “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”

In June 2006, FASB issued Interpretation No. 48 that clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. This Interpretation is effective for fiscal years beginning after December 15, 2006.

Statement of Financial Accounting Standards No. 155: “Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140”

In February 2006 the FASB issued this Statement that amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”

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

Statement of Financial Accounting Standards No. 156: “Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140”

In March 2006 the FASB issued this Statement that amends FASB Statements No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities.

The new Statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 157: “Fair Value Measurement”

In September 2006, the FASB issued this Statement that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 159: “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”

In February 2007 the FASB issued this Statement that includes an amendment of FASB Statements No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option in this Statement is similar, but not identical, to the fair value option in IAS 39, Financial Instruments: Recognition and Measurement. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.

B) CONSOLIDATED FINANCIAL STATEMENTS

1. Differences relating to the financial statements presentation-

In addition to differences between IFRS and U.S. GAAP affecting to net income and/or stockholders’ equity, there are differences relating to the financial statements presentation between IFRS and U.S. GAAP presentation following the formatting guidelines in Regulation S-X of the Securities and Exchange Commission of the United States. Although these differences do not cause differences between IFRS and U.S. GAAP reported net income and/or stockholders’ equity.

2. Consolidated Financial Statements under Regulation S-X-

Following are the consolidated balance sheets of the BBVA Group as of December 31, 2006, 2005 and 2004 and the consolidated statement of income for each of the years ended December 31, 2006, 2005 and 2004, in the format for banks and bank holding companies required by Regulation S-X of the Securities and Exchange Commission of the United States of America, and, accordingly, prepared under U.S. GAAP (after reconciliation adjustments described above in Note 62.A)

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006, 2005 AND 2004

(Currency—Thousands of Euros)

	2006	2005	2004
Assets
Cash and due from banks	4,779,273	4,114,296	2,837,318
Interest-bearing deposits in other banks	19,294,359	23,237,556	18,544,453
Securities purchased under agreements to resell	7,117,444	13,636,016	6,967,755
Trading securities	52,812,223	45,433,034	30,470,952
Investments securities	48,235,947	64,048,011	53,239,797
Net Loans and leases:
Loans and leases, net of unearned income	261,862,607	224,066,730	174,330,506
Less: Allowance for loan losses	(4,288,441)	(3,916,928)	(3,344,681)
Hedging derivatives	2,010,658	3,971,149	4,381,045
Premises and equipment, net	3,905,420	3,702,092	2,731,828
Investments in affiliated companies	888,936	1,434,573	3,757,119
Intangible assets	465,715	706,546	978,346
Goodwill in consolidation	11,142,456	10,344,816	8,573,433
Accrual accounts	673,818	557,278	2,773,476
Others assets	12,070,898	10,463,964	8,108,241

Total assets	420,971,313	401,799,133	314,349,588

Liabilities and Stockholders’ Equity
Liabilities
Demand deposits	68,631,647	57,973,113	46,271,237
Savings deposits	36,161,105	32,722,688	26,239,800
Time deposits	101,634,372	103,245,406	94,272,031
Due to Bank of Spain	4,688,790	6,822,123	11,150,701

	2006	2005	2004
Trading account liabilities	14,923,534	16,270,865	—
Hedging derivatives	2,279,740	2,870,086	3,131,572
Short-term borrowings	52,450,193	70,096,211	51,866,398
Long-term debt	78,848,321	55,604,604	38,910,700
Taxes payable	2,607,587	2,550,875	152,905
Accounts payable	6,771,925	6,123,905	1,168,358
Accrual accounts	1,509,573	1,709,690	3,521,230
Pension allowance	6,357,820	6,239,744	3,275,995
Other Provisions	2,291,014	2,461,341	1,729,906
Others liabilities	10,791,236	10,995,194	8,611,656

Total liabilities	389,946,857	375,685,845	290,302,489
Minority interest	563,288	737,876	581,827
Stockholders’ equity
Capital stock	1,740,465	1,661,518	1,661,518
Additional paid-in capital	9,579,443	6,658,390	8,177,101
Dividends	(1,362,700)	(1,166,644)	(1,015,195)
Other capital instruments	(147,258)	(96,321)	(35,846)
Retained earnings	20,651,218	17,233,146	14,677,694

Total stockholders’ equity	30,461,168	25,375,412	23,465,272

Total liabilities and stockholders’ equity	420,971,313	401,799,133	314,349,588

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED

DECEMBER 31, 2006, 2005 AND 2004

(Currency—Thousands of Euros)

	2006	2005	2004
Interest Income
Interest and fees on loans and leases	13,744,456	9,892,700	7,573,162
Interest on deposits in other banks	1,109,595	970,755	721,811
Interest on securities purchased under agreements to resell	382,658	280,703	389,421
Interest on investment securities	4,352,998	4,510,024	2,414,141

Total interest income	19,589,707	15,654,182	11,098,535
Interest Expense
Interest on deposits	(5,974,967)	(4,950,595)	(3,441,055)
Interest on Bank of Spain & Deposit Guarantee Fund	(299,859)	(141,048)	(287,884)
Interest on short-term borrowings	(2,180,500)	(2,411,310)	(1,372,614)
Interest on long term debt	(2,756,502)	(1,415,449)	(1,077,813)

Total interest expense	(11,211,829)	(8,918,402)	(6,179,366)

Net Interest Income	8,377,878	6,735,780	4,919,169

Provision for loan losses	(1,031,238)	(943,120)	(662,988)

Net Interest Income after provision for loan losses	7,346,640	5,792,660	4,256,181

Non-interest income
Contingent liabilities (collected)	203,960	176,745	159,510
Collection and payments services (collected)	2,274,436	2,018,500	1,752,683
Securities services (collected)	2,016,566	1,947,746	1,758,088
Other transactions (collected)	623,720	526,133	489,063
Ceded to other entities and correspondents (paid)	(537,071)	(532,145)	(504,702)
Other transactions (paid)	(246,731)	(196,983)	(275,373)
Gains (losses) from:
Affiliated companies’ securities	1,293,383	149,901	965,939
Investment securities	2,729,328	1,199,897	3,178,038
Foreign exchange, derivatives and other, net	(902,111)	(108,914)	312,504
Other income	1,624,489	1,444,981	(947,053)

Total non-interest income	9,079,968	6,625,861	6,888,697

	2006	2005	2004
Non-interest expense
Salaries and employee benefits	(3,988,585)	(3,602,242)	(3,252,101)
Occupancy expense of premise, depreciation and maintenance, net	(924,243)	(844,079)	(728,605)
General and administrative expenses	(1,891,022)	(1,745,057)	(1,135,679)
Impairment of goodwill	(12,322)	—	—
Net provision for specific allowances	(1,338,205)	(396,272)	(244,942)
Other expenses	(1,238,918)	(1,499,046)	(1,451,492)
Minority shareholder’s interest	(240,203)	(297,576)	(250,266)

Total non-interest expense	(9,633,498)	(8,384,272)	(7,062,785)

Income Before Income Taxes	6,793,111	4,034,249	4,082,093

Income tax expense	(1,821,419)	(572,214)	(986,750)

Income before change of accounting principles	4,971,692	3,462,035	3,095,343
Changes in accounting principles: pensions (note 59.A.10)	—	(2,164,038)	—
Tax effect of changes in accounting principles	—	719,691	—
Net Consolidated Income for the year	4,971,692	2,017,688	3,095,343

3. Consolidated Statements of Changes in Stockholders equity -

Composition of stockholders’ equity (considering the final dividend) as of December 31, 2006, 2005 and 2004, is presented in Note 31. The variation in stockholders’ equity under U.S. GAAP as of December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
	Thousands of Euros
Balance at the beginning of the year	25,375,412	23,465,272	19,583,034

Net income for the year	4,971,692	2,017,688	3,095,343
Dividends paid	(1,994,743)	(1,648,145)	(1,379,519)
Capital increase	3,000,000	—	1,998,750
Other comprehensive income	(490,883)	1,902,616	280,120
Foreign Currency Translation Adjustment	(708,212)	1,138,449	(308,751)
Unrealized Gains on Securities	110,552	882,753	600,246
Derivatives Instruments and Hedging Activities (SFAS 133)	106,777	(118,586)	(11,375)
Other variations	(400,310)	(362,018)	(112,456)

Balance at the end of the year	30,461,168	25,375,412	23,465,272

C) MAIN DISCLOSURES REQUIRED BY U.S. ACCOUNTING REGULATIONS FOR BANKS AND ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP

1. Investment Securities-

The breakdown of the Group’s investment securities portfolio by issuer is as follows:

	2006				2005				2004
	Amortized Cost	Fair Value(1)	Unrealized Gains	Unrealized Losses	Amortized Cost	Fair Value(1)	Unrealized Gains	Unrealized Losses	Amortized Cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(thousands of euros)
DEBT SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic-	9,232,907	9,505,362	291,142	(18,688)	15,817,717	16,704,883	887,394	(228)	18,221,714	19,059,038	842,245	(4,921)
Spanish Government	6,595,500	6,858,368	279,076	(16,208)	13,490,060	14,273,482	783,603	(181)	15,601,738	16,437,231	840,414	(4,921)
Other debt securities	2,637,407	2,646,994	12,066	(2,480)	2,327,657	2,431,401	103,791	(47)	2,619,976	2,621,807	1,831	0
International-	22,004,348	22,724,097	851,993	(132,244)	33,296,372	34,267,094	1,022,929	(52,208)	25,465,178	25,978,189	548,650	(35,638)
United States -	5,513,902	5,505,584	13,292	(21,610)	3,993,296	3,989,578	17,084	(20,803)	1,731,018	1,750,192	30,321	(11,146)
U.S. Treasury and other U.S. Government agencies	342,396	343,738	2,819	(1,477)	2,970,831	2,958,000	744	(13,576)	1,032,242	1,046,061	19,368	(5,549)
States and political subdivisions	309,779	309,117	219	(880)	51,258	51,672	712	(298)	55,814	56,254	440	—
Other debt securities	4,861,726	4,852,728	10,255	(19,252)	971,207	979,906	15,628	(6,929)	642,962	647,877	10,513	(5,597)
Other countries -	16,490,446	17,218,513	838,701	(110,634)	29,303,076	30,277,516	1,005,845	(31,405)	23,734,160	24,227,997	518,329	(24,492)
Securities of other foreign Governments	9,858,095	10,385,922	588,230	(60,404)	20,884,928	21,792,844	935,385	(27,469)	15,927,781	16,407,867	485,894	(5,808)
Other debt securities	6,632,351	6,832,591	250,470	(50,230)	8,418,148	8,484,672	70,460	(3,936)	7,806,379	7,820,130	32,435	(18,684)
TOTAL AVAILABLE FOR SALE PORTFOLIO	31,237,256	32,229,459	1,143,135	(150,932)	49,114,089	50,971,977	1,910,323	(52,436)	43,686,892	45,037,227	1,390,895	(40,559)
HELD TO MATURITY PORTFOLIO
Domestic-	2,403,867	2,336,588	2,153	(69,432)	1,205,138	1,237,273	32,613	(478)	602,854	619,519	16,665	—
Spanish Government	1,416,607	1,377,828	1,242	(40,021)	363,022	374,594	11,572	0	337,434	346,357	8,923	—
Other debt securities	987,260	958,760	911	(29,411)	842,116	862,679	21,041	(478)	265,420	273,162	7,742	—
International-	3,501,769	3,420,658	4,938	(86,049)	2,754,127	2,797,975	44,831	(983)	1,618,648	1,645,227	26,579	—
TOTAL HELD TO MATURITY PORTFOLIO	5,905,636	5,757,246	7,091	(155,481)	3,959,265	4,035,248	77,444	(1,461)	2,221,502	2,264,746	43,244	—
TOTAL DEBT SECURITIES	37,142,892	37,986,705	1,150,226	(306,413)	53,073,354	55,007,225	1,987,767	(53,897)	45,908,394	47,301,973	1,434,139	(40,559)

	2006				2005				2004
	Amortized Cost	Fair Value(1)	Unrealized Gains	Unrealized Losses	Amortized Cost	Fair Value(1)	Unrealized Gains	Unrealized Losses	Amortized Cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(thousands of euros)
EQUITY SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic-	4,564,255	7,381,243	2,817,093	(104)	5,165,444	7,458,601	2,293,165	(8)	4,975,863	7,069,950	2,094,095	(8)
Equity listed	4,524,956	7,341,945	2,817,093	(104)	5,094,126	7,324,135	2,230,009	—	4,864,987	6,891,320	2,026,333	—
Equity Unlisted	39,299	39,299	—	—	71,318	134,466	63,156	(8)	110,876	178,630	67,762	(8)
International-	1,859,917	2,656,078	810,664	(14,503)	952,611	1,682,802	750,325	(20,134)	807,577	964,121	156,544	—
United States-	52,698	53,707	1,190	(181)	53,709	51,688	1,934	(3,955)	10,287	10,287	—	—
Equity listed	26,476	27,485	1,190	(181)	43,560	41,539	1,934	(3,955)	6,518	6,518	—	—
Equity Unlisted	26,222	26,222	—	—	10,149	10,149	—	—	3,769	3,769	—	—
Other countries-	1,807,219	2,602,371	809,474	(14,322)	898,902	1,631,114	748,391	(16,179)	797,290	953,834	156,544	—
Equity listed	1,702,231	2,497,383	809,474	(14,322)	853,451	1,585,663	748,391	(16,179)	527,155	683,699	156,544	—
Equity Unlisted	104,988	104,988	—	—	45,451	45,451	—	—	270,135	270,135	—	—
TOTAL AVAILABLE FOR SALE PORTFOLIO	6,424,172	10,037,322	3,627,757	(14,607)	6,118,055	9,141,403	3,043,490	(20,142)	5,783,440	8,034,071	2,250,639	(8)
TOTAL EQUITY SECURITIES	6,424,172	10,037,322	3,627,757	(14,607)	6,118,055	9,141,403	3,043,490	(20,142)	5,783,440	8,034,071	2,250,639	(8)
TOTAL INVESTMENT SECURITIES	43,567,064	48,024,027	4,777,983	(321,020)	59,191,409	64,148,628	5,031,257	(74,039)	51,691,834	55,336,044	3,684,778	(40,567)

(1)	The Fair Values are determined based on year-end quoted market process for listed securities and on management’s estimate for unlisted securities.

The total amount of unrealized losses amounted to €407,400 thousand, €217,452 thousand and €194,073 thousand as of December 31, 2006, 2005 and 2004, respectively.

	Thousand of euros
	2006	2005	2004
Equity securities	(50,653)	(73,773)	(49,993)
Debt securities	(35,727)	(69,640)	(103,513)
(1) Total impairments other-than-temporary (charged to income under both GAAP)	(86,380)	(143,413)	(153,506)
Equity securities	(14,607)	(20,142)	(8)
Debt securities	(306,413)	(53,897)	(40,559)
(2) Total temporary unrealized losses	(321,020)	(74,039)	(40,567)

(1)+(2) Total unrecognized losses	(407,400)	(217,452)	(194,073)

As of December 31, 2006, most of our unrealized losses correspond to other debt securities (both Available-for-Sale and Held-to-Maturity securities). As of December 31, 2005 and 2004, unrealized losses of debt securities and equity securities correspond basically to foreign securities held by Group BBVA.

As of December 31, 2006, the fair value of the debt securities is below its amortized cost. We have evaluated this decline in fair value to determine whether it is other than temporary and we have not recognized any other-than-temporary impairment for these securities for the fiscal year ended December 31, 2006 related to the following reasons:

•	They have mainly arisen in a period shorter than one year;

•	The decline is attributable solely to adverse interest rate movements;

•	The principal and interest payments have been made as scheduled, and there is no evidence that the debtor will not continue to do so;

•	The future principal payments will be sufficient to recover the current amortized cost of the security;

•	We have the intent to hold the security until maturity or at least until the fair value of the security recovers to a level that exceeds the security’s amortized cost.

As of December 31, 2006, 2005 and 2004, there are not unrealized losses correspond to countries with transitory difficulties.

An analysis of the book value of investments, exclusive of valuation reserves, by contractual maturity and fair value of the debt securities portfolio is shown below:

	December 31, 2006
	Book Value
	Due in one year or less	Due after one year to five years	Due after five years to ten years	Due after ten years	Total
	(thousands of euros)
AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	311,715	1,524,000	1,683,607	3,339,044	6,858,367
Other debt securities	525,157	708,301	540,394	873,139	2,646,992

Total Domestic	836,873	2,232,301	2,224,002	4,212,184	9,505,359

International
United States	715,866	1,356,471	672,919	2,760,331	5,505,587
U.S. Treasury and other U.S. government agencies	30,609	8,199	304,931	—	343,739
States and political subdivisions	21,037	51,695	32,410	203,976	309,118
Other U.S. securities	664,220	1,296,577	335,578	2,556,355	4,852,730
Other countries	1,349,662	5,023,927	5,273,292	5,571,632	17,218,513
Securities of other foreign governments	662,591	2,998,420	3,648,320	3,076,591	10,385,922
Other debt securities of other countries	687,071	2,025,507	1,624,971	2,495,042	6,832,591

Total International	2,065,528	6,380,399	5,946,211	8,331,964	22,724,101

TOTAL AVAILABLE-FOR-SALE	2,902,401	8,612,699	8,170,212	12,544,147	32,229,460

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	—	261,508	1,100,266	54,833	1,416,607
Other debt securities	—	128,975	706,448	151,837	987,260

Total Domestic	—	390,483	1,806,714	206,670	2,403,867

Total International	306,994	1,147,021	1,760,187	287,567	3,501,769

TOTAL HELD-TO-MATURITY	306,994	1,537,504	3,566,901	494,237	5,905,636

TOTAL DEBT SECURITIES	3,209,395	10,150,203	11,737,113	13,038,384	38,135,096

	December 31, 2006
	Market Value
	Due in one year or less	Due after one year to five years	Due after five years to ten years	Due after ten years	Total
	(thousands of euros)
HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	—	260,134	1,065,562	52,132	1,377,828
Other debt securities	—	125,964	690,666	142,130	958,760

Total Domestic	—	386,098	1,756,228	194,262	2,336,588

Total International	305,977	1,128,882	1,712,640	273,159	3,420,658

TOTAL HELD-TO-MATURITY	305,977	1,514,980	3,468,868	467,421	5,757,246

	December 31, 2005
	Book Value
	Due in one year or less	Due after one year to five years	Due after five years to ten years	Due after ten years	Total
	(thousands of euros)
AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	5,467,121	3,632,285	1,114,428	4,059,651	14,273,483
Other debt securities	280,842	416,792	387,665	1,346,102	2,431,401

Total Domestic	5,747,963	4,049,077	1,502,093	5,405,753	16,704,884

International
United States	533,115	1,082,192	536,283	1,837,990	3,989,578
U.S. Treasury and other U.S. government agencies	263,782	861,229	456,737	1,376,203	2,957,950
States and political subdivisions	3,534	13,393	2,058	32,738	51,723
Other U.S. securities	265,799	207,570	77,488	429,049	979,905
Other countries	6,898,289	10,480,740	6,858,810	6,039,678	30,277,517
Securities of other foreign governments	5,653,837	8,480,822	4,451,103	3,207,083	21,792,845
Other debt securities of other countries	1,244,452	1,999,918	2,407,707	2,832,595	8,484,672

Total International	7,431,404	11,562,932	7,395,093	7,877,668	34,267,095

TOTAL AVAILABLE-FOR-SALE	13,179,367	15,612,009	8,897,186	13,283,421	50,971,979

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	—	182,690	180,332	—	363,022
Other debt securities	—	90,736	685,753	65,627	842,116

Total Domestic	—	273,426	866,085	65,627	1,205,138

Total International	282,874	853,031	1,546,023	72,199	2,754,127

TOTAL HELD-TO-MATURITY	282,874	1,126,457	2,412,108	137,826	3,959,265

TOTAL DEBT SECURITIES	13,462,241	16,738,466	11,309,294	13,421,247	54,931,244

	December 31, 2005
	Market Value
	Due in one year or less	Due after one year to five years	Due after five years to ten years	Due after ten years	Total
	(thousands of euros)
HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	—	185,002	189,592	—	374,594
Other debt securities	—	91,114	703,349	68,216	862,679

Total Domestic	—	276,116	892,941	68,216	1,237,273

Total International	282,841	858,877	1,578,956	77,301	2,797,975

TOTAL HELD-TO-MATURITY	282,841	1,134,993	2,471,897	145,517	4,035,248

	December 31, 2004
	Book Value
	Due in one year or less	Due after one year to five years	Due after five years to ten years	Due after ten years	Total
	(thousands of euros)
AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	3,423,654	8,775,741	1,359,317	2,878,519	16,437,230
Other debt securities	78,286	243,843	310,472	1,989,205	2,621,807

Total Domestic	3,501,940	9,019,584	1,669,789	4,867,724	19,059,037

International
United States	438,609	199,920	155,861	955,803	1,750,192
U.S. Treasury and other U.S. government agencies	341,387	57,719	70,070	576,885	1,046,061
States and political subdivisions	383	12,495	—	43,376	56,254
Other U.S. securities	96,839	129,706	85,791	335,542	647,877
Other countries	5,021,778	8,869,956	5,658,781	4,677,485	24,227,999
Securities of other foreign governments	4,217,177	6,838,969	3,609,275	1,742,447	16,407,868
Other debt securities of other countries	804,601	2,030,987	2,049,506	2,935,038	7,820,131

Total International	5,460,387	9,069,876	5,814,642	5,633,288	25,978,191

TOTAL AVAILABLE-FOR-SALE	8,962,327	18,089,460	7,484,431	10,501,012	45,037,228

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	—	177,793	138,296	21,345	337,434
Other debt securities	—	17,703	213,808	33,909	265,420

Total Domestic	—	195,496	352,104	55,254	602,854

Total International	150,079	876,579	487,296	104,694	1,618,648

TOTAL HELD-TO-MATURITY	150,079	1,072,075	839,400	159,948	2,221,502

TOTAL DEBT SECURITIES	9,112,406	19,161,535	8,323,831	10,660,960	47,258,730

	December 31, 2004
	Market Value
	Due in one year or less	Due after one year to five years	Due after five years to ten years	Due after ten years	Total
	(thousands of euros)
HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	—	180,537	144,129	21,691	346,357
Other debt securities	—	18,158	219,733	35,271	273,162

Total Domestic	—	198,695	363,862	56,962	619,519

Total International	150,112	882,243	502,535	110,337	1,645,227

TOTAL HELD-TO-MATURITY	150,112	1,080,938	866,397	167,299	2,264,746

*	As we describe in Note 2.2.b the book value and market value are the same for “Trading portfolio” and “Available for sale portfolio”

Under both IFRS and U.S. GAAP, the methodology used to estimate the fair value of non-traded or unlisted securities is as follows (see Note 2.2.b.2):

•	Debt securities: fair value is considered to be the present value of the cash flows, using market interest rates (discounted cash flows).

•

Equity securities: in the cases of equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquitision cost. In some cases in which trigger events indicate that a specific investment could be impaired, a specific valuation of fair value is used and all available factors are considered by management to determine the fair value both under IFRS and U.S. GAAP. If it is available a valuation of the company, it is used as a better measure of fair value under both IFRS and U.S. GAAP.

These methodologies include an evaluation of credit risk, market conditions (volatility, interest rate evolution, macroeconomic variables, etc…) or future expectations.

2. Loans and Accounting by Creditors for Impairment of a Loan-

The balance of the recorded investment in impaired loans (substandard loans) and of the related valuation allowance as of December 31, 2006 is as follows:

2006
Thousands of euros
Impaired loans requiring no reserve	61,785
Impaired loans requiring valuation allowance	2,429,905

Total impaired loans	2,491,690

Valuation allowance on impaired loans	1,388,713

The roll-forward allowance is shown in Note 28 under IFRS. The reconciliation item to U.S. GAAP is in Note 62.A.7

2006
Thousands of euros
Interest revenue that would have been recorded if accruing	1,106,513
Net interest revenue recorded	130,655

3. Investments in and Indebtedness of and to Affiliates-

For aggregated summarized financial information with respect to significant affiliated companies under IFRS for the year ended December 31, 2006 see Note 2.2.b) y 2.2.c) and Appendix III for detailed information of investments in associates.

The following table shows the book value and fair value of quoted investments companies accounted for using the equity method in the Group:

	Thousands of Euros
	Book value			Fair Value
Companies	2006	2005	2004	2006	2005	2004
Banca Nazionale del Lavoro, S.P.A	—	726,400	1,105,832	—	1,234,415	970,294
Tubos Reunidos, S.A.	69,284	57,775	20,493	227,912	119,921	9,942

4. Deposits-

The breakdowns of deposits from credit entities and customers as of December 31, 2006, 2005 and 2004, by domicile and type are included in Note 26.

As of December 31, 2006, 2005 and 2004, the time deposits, both domestic and international, (other than interbank deposits) in denominations of €76 thousand (approximately US$ 100 thousand) or more were €82.24 billion, €28.8 and €50.1 billion, respectively.

5. Short-Term Borrowings-

Under IFRS, the information about “Short-Term borrowings” is not required as it is under S-X Regulations. Therefore this information is not disclosed in the preceding pages. The analysis of short-term borrowings is as follows:

	At December 31,
	2006		2005		2004
	Amount	Average rate	Amount	Average rate	Amount	Average rate
	(in millions of euro, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
At December 31	37,098	4.27%	48,254	3.54%	38,529	3.36%
Average during year	38,721	3.61%	38,467	3.52%	43,488	3.44%
Maximum quarter-end balance	46,449	—	48,254	—	49,642	—
Bank promissory notes:
At December 31	7,596	3.75%	7,569	2.58%	6,255	2.20%
Average during year	8,212	3.16%	6,894	2.34%	5,675	2.08%
Maximum quarter-end balance	9,036	—	7,569	—	6,255	—
Bonds and Subordinated debt :
At December 31	7,756	4.01%	14,273	3.54%	7,082	2.81%
Average during year	8,076	3.74%	10,324	3.61%	7,628	2.39%
Maximum quarter-end balance	10,872	—	14,273	—	9,568	—
Total short-term borrowings at December 31	52,450	4.16%	70,096	3.44%	51,866	3.14%

As of December 31, 2006, 2005 and 2004, short-term borrowings include €16,272,055 thousand, €23,040,106 thousand and €21,050,740 thousand, respectively, of securities sold under agreements to repurchase from Bank of Spain and other Spanish and foreign financial institutions.

6. Long Term Debt-

See Notes 26 and 36.

7. Derivative Financial Instruments and Hedging Activities-

The breakdown of the Derivative Financial Instruments under IFRS is shown in Notes 11 and 16.

7.1. Objectives for the holding of positions in derivatives and strategies for the achievement of these objectives

See Note 2.2.d

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

One of the basic pillars of the BBVA Group’s market risk management model is the limit structure, which consists of an overall Value-at-Risk (VaR) limit for each business unit, supplemented by a series of specific sublimits by desk, business line, and risk or product type.

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

The purpose of the market risk management and measurement model currently in place at the BBVA Group is to measure both general market risk and specific risks, for which the Group employs the VaR methodology, which aims to measure the maximum loss that can occur in the value of the portfolio as a result of fluctuations in general conditions on the financial markets, as shown by changes in interest rates, exchange rates and equity security prices, if the portfolio is maintained for a certain period. To these three major risk factors must be added basis risk (which arises, for example, when there are debt positions the interest-rate risk on which is hedged by swap transactions, generating a risk because there is a variable spread between the interest-rate curves relevant for the valuation of these positions) and spread risk (associated with corporate securities or credit derivatives on corporate issuers), together with, in the case of option positions, volatility and convexity risk and, in certain cases, correlation risk, since all the above are risk factors that might influence the market prices of certain products.

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

Structural Interest-rate risk

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

7.1.2. Transactions whose risks are hedged for U.S. GAAP purposes

U.S. GAAP (SFAS 133) is more restrictive than IAS 39, Financial Instruments: recognition and measurement, on the types of risks that may be hedged and therefore certain hedging relationships considered under IFRS have been discontinued under U.S. GAAP.

Paragraph 21.f. of SFAS 133 defines the risks that may be hedged as only one of (or a combination of) the following:

(a) the risk of changes in the overall fair value of the entire hedged item,

(b) the risk of changes in its fair value attributable to changes in the designated benchmark interest rate (referred to as interest rate risk),

(c) the risk of changes in its fair value attributable to changes in the related foreign currency exchange rates (referred to as foreign exchange risk) and

(d) the risk of changes in its fair value attributable to both changes in the obligor’s creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item’s credit sector at inception of the hedge (referred to as credit risk).

The same paragraph states that an entity may not simply designate prepayment risk as the risk being hedged for a financial asset unless it is represented by an embedded option in the hedged instrument.

Transactions whose risks are hedged for U.S. GAAP purposes are:

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

On the other hand when the derivative is designated as a trading transaction the changes in the fair value must be recognized in earnings.

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

8. Pension liabilities-

See Notes 2.2.e and 29 for a detail of the pension commitments under IFRS.

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

The estimated fair values disclosed under SFAS No. 107 may vary significantly between institutions based on the estimates and assumptions used in the various valuation methodologies. SFAS No. 107 excludes disclosure of goodwill, core deposits, non-financial assets such as fixed assets as well as certain financial instruments such as investments in affiliated companies.

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

c) Investment securities

c.1) Fixed income:

(i) Listed securities: at closing market prices as of December 31, 2006, 2005 and 2004.

(ii) Unlisted securities: on the basis of market prices of other listed fixed-income securities of similar interest rate, credit risk and maturity. If no similar listed fixed-income securities can be identified, the fair value is estimated by discounting future cash-flows using year-end rates based on market rates available on securities with similar credit and maturity characteristics.

c.2) Equity securities:

(i) Listed securities: fair values are based on the December 31, 2006, 2005 and 2004 closing market price.

(ii) Unlisted securities whose fair value cannot be determined in a sufficiently objective manner: at underlying book value per the December 31, 2006, 2005 and 2004 financial statements of each investee, or otherwise based on the latest financial statements currently available.

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

d.2) For fixed and floating-rate loans for which the interest rate was similar to the average rates available for each type of loan (such as commercial or mortgage loans) as of December 31, 2006, 2005 and 2004, the carrying amount, net of the related allowance for probable loan losses, is considered a reasonable estimate of fair value.

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

f) Long-Term Debt

The fair value is estimated on the basis of the discounted present value of the cash flows over the remaining term of such debt. The discount rates were determined based on market rates available as of December 31, 2006, 2005 and 2004 on debt with similar credit and maturity characteristics of the Group’s.

g) Commitments and Contingencies

g.1) Guarantees and other sureties provided and documentary credits:

It is estimated that the differential, if any, between the fee charged by the Group for these transactions and the average year-end market fee would not give rise to a material difference.

g.2) Derivative Products:

The fair value of these products as of December 31, 2006, 2005 and 2004, considering the related discounted cash-flows and the year-end prevailing rates and market values is presented in Note 11.

See Note 2.2.b.2 for more information of fair value of financial instruments.

10. Segment Information-

See Note 7 for a detail of the segment information under IFRS.

11. Business combination in 2006-

The effect on income statement for the year ended December 31,2006 if the business combination of Forum, Maggiore Fleet, S.p.A. and Texas Regional Bancshares, Inc. were realized on January 1, 2006, was an increase of €34,915 thousand in net income (See Note 4).

12. Disclosures about Pensions plans (SFAS 132-R)-

12.1. México

12.1.2. Plan Assets

12.1.2.1. Pension plan

The Pension Plan asset allocation at December 31, 2006 and 2005 by asset category is as follows:

Asset Category	Percentage of Plan Assets at December 31, 2006	Percentage of Plan Assets at December 31, 2005
Mexican Federal Government securities	89.12%	27.55%
Other Debt securities	10.87%	23.82%
Equity securities	—	48.16%
Mortgage loans	0.01%	0.47%

12.1.2.2. Other post-retirement benefits

The Pension Plan asset allocation at December 31, 2006, and 2005 by asset category is as follows:

Asset Category	Percentage of Plan Assets at December 31, 2005	Percentage of Plan Assets at December 31, 2005
Mexican Federal Government securities	100.00%	23.55%
Equity securities	—	76.45%

12.2.1.2. Projected Benefit Payments

Benefit Payments projected to be made from the Pension Benefit Plan and Healthcare Benefit Plan are as follows:

Year	Pension Benefit Plan Thousands of Euros	Healthcare Benefit Plan Thousands of Euros
2007	34,395	13,353
2008	35,714	14,351
2009	37,369	15,466
2010	39,057	16,721
2011	40,446	17,944
Over 2011	252,029	118,100

12.2. Portugal

12.2.1. Plan Assets - Pension plan

The Pension Plan asset allocation at December 31, 2006 and 2005 by asset category is as follows:

Asset Category	Percentage of Plan Assets at December 31, 2006	Percentage of Plan Assets at December 31, 2005
Debt securities	75.8%	61.7%
Equity securities	9.3%	6.4%
Mortgage loans and others	0.4%	2.0%
Cash	14.5%	29.9%

12.2.2. Projected Benefit Payments

Benefit Payments projected to be made from the Pension Benefit Plan are as follows:

Year	Pension Benefit Plan Thousands of Euros
2007	13,205
2008	13,316
2009	13,381
2010	13,363
2011	13,450
Over 2011	68,260

APPENDIX I

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES

COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets as of 31.12.06	Liabilities as of 31.12.06	Equity 31.12.06	Profit (Loss) for the Period ended 31.12.06
(ASA) AG.DE SEGUROS DE ARGENTARIA, S.A.	SPAIN	SERVICES	100.00	—	100.00	1,368	7,600	5,375	1,949	276
ADMINISTRAD. DE FONDOS PARA EL RETIRO-BANCOMER, S.A DE C.V.	MEXICO	PENSIONS	17.50	82.50	100.00	358,061	203,769	46,748	105,890	51,131
ADMINISTRADORA DE FONDOS DE PENSIONS PROVIDA(AFP PROVIDA)	CHILE	PENSIONS	12.70	51.62	64.32	204,805	410,196	117,337	226,639	66,220
AFP GENESIS ADMINISTRADORA DE FONDOS, S.A.	ECUADOR	PENSIONS	—	100.00	100.00	1,928	3,436	1,508	616	1,312
AFP HORIZONTE, S.A.	PERU	PENSIONS	24.85	75.15	100.00	26,618	41,789	16,030	15,678	10,081
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	BOLIVIA	PENSIONS	75.00	5.00	80.00	2,063	9,166	3,425	2,645	3,096
ALMACENADORA FINANCIERA PROVINCIAL	VENEZUELA	SERVICES	—	100.00	100.00	1,197	1,463	267	877	319
ALMACENES GENERALES DE DEPOSITO, S.A.E. DE	SPAIN	PORTFOLIO	83.90	16.10	100.00	12,649	100,377	3,037	94,312	3,028
ALTITUDE INVESTMENTS LIMITED	UNITED KINGDOM	FINANCIAL SERV.	51.00	—	51.00	225	1,971	1,246	721	4
ALTURA MARKETS, A.V., S.A.	SPAIN	SECURITIES	50.00	—	50.00	5,000	787,877	764,434	12,041	11,402
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	112,477	329,735	111,694	167,426	50,615
ANIDA GRUPO INMOBILIARIO, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	198,357	509,943	62,396	410,625	36,922
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	PORTFOLIO	—	100.00	100.00	55,199	52,615	23	53,994	(1,402)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL EST.INSTR.	—	100.00	100.00	51,990	52,457	467	53,029	(1,039)
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL EST.INSTR.	—	100.00	100.00	451	1,587	1,157	833	(403)
APLICA SOLUCIONES ARGENTINAS, S.A.	ARGENTINA	SERVICES	—	100.00	100.00	1,209	1,232	61	1,232	(61)
APLICA TECNOLOGIA AVANZADA	MEXICO	SERVICES	100.00	—	100.00	4	47,725	46,160	581	984
APOYO MERCANTIL S.A. DE C.V.	MEXICO	REAL EST.INSTR.	—	100.00	100.00	2,070	11,721	9,651	1,826	244
ARAGON CAPITAL, S.L.	SPAIN	PORTFOLIO	99.90	0.10	100.00	37,925	30,948	—	29,191	1,757
ARGENTARIA SERVICIOS, S.A.	CHILE	SERVICES	100.00	—	100.00	676	1,360	7	1,249	104
ASERLOCAL, S.A.	SPAIN	SERVICES	—	100.00	100.00	32	32	—	43	(11)
ASSUREX, S.A.	ARGENTINA	INSURANCE	87.50	12.50	100.00	68	458	392	62	4
ATUEL FIDEICOMISOS, S.A.	ARGENTINA	SERVICES	—	100.00	100.00	4,954	5,117	163	3,241	1,713
AUTOMERCANTIL-COMERCIO E ALUGER DE VEICULOS AUTOM., LDA.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	17,217	67,403	57,489	9,711	203
BAHIA SUR RESORT, S.C.	SPAIN	REAL ESTATE	99.95	—	99.95	1,436	1,438	15	1,423	—
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANKING	54.12	44.81	98.93	19,464	852,708	722,400	106,770	23,538
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	9.52	90.48	100.00	278,916	5,285,506	5,052,258	264,100	(30,852)
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	60.92	6.92	67.84	273,426	6,534,127	6,113,769	377,009	43,349
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO	PUERTO RICO	BANKING	—	100.00	100.00	105,348	4,797,356	4,402,685	372,231	22,440
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	—	100.00	17,049	354,457	328,550	21,261	4,646
BANCO CONTINENTAL, S.A.	PERU	BANKING	—	92.08	92.08	374,183	4,426,905	4,020,555	287,599	118,751

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets as of 31.12.06	Liabilities as of 31.12.06	Equity 31.12.06	Profit (Loss) for the Period ended 31.12.06
BANCO DE CREDITO LOCAL, S.A.	SPAIN	BANKING	100.00	—	100.00	509,597	11,563,355	11,283,023	239,410	40,922
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	—	99.81	99.81	15,149	32,608	247	31,791	570
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	—	100.00	100.00	1,595	1,219,922	1,169,201	167	50,554
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	—	99.93	99.93	97,218	281,609	26,342	176,465	78,802
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	15,512	16,667	787	15,345	535
BANCO PROVINCIAL OVERSEAS N.V.	NETHERLANDS ANTILLES	BANKING	—	100.00	100.00	30,135	411,944	381,809	23,126	7,009
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	VENEZUELA	BANKING	1.85	53.75	55.60	162,180	6,561,057	6,085,778	330,112	145,167
BANCO UNO-E BRASIL, S.A.	BRAZIL	BANKING	100.00	—	100.00	16,166	31,661	4,523	25,082	2,056
BANCOMER ASSET MANAGEMENT INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	2	2	—	2	—
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	3,812	4,342	529	4,193	(380)
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	3,191	4,136	945	2,451	740
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	11	17	6	16	(5)
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	34,013	109,047	75,034	20,908	13,105
BANCOMERCIO SEGUROS, S.A. AGENCIA DE SEGUROS	SPAIN	SERVICES	99.99	0.01	100.00	60	81	1	80	—
BANKERS INVESTMENT SERVICES, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	651	693	41	880	(228)
BBV AMERICA, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	479,328	472,590	—	491,627	(19,037)
BBV SECURITIES HOLDINGS, S.A.	SPAIN	PORTFOLIO	99.86	0.14	100.00	19,550	53,493	33,943	30,561	(11,011)
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SPAIN	SECURITIES	70.00	—	70.00	1,331	8,142	5,077	2,399	666
BBVA ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERV.	—	100.00	100.00	16,597	16,949	343	13,910	2,696
BBVA AMERICA FINANCE, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	52,274	52,221	56	(3)
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	—	100.00	100.00	64,200	7,452,455	7,383,045	68,581	829
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.65	30.44	76.09	46,534	4,176,363	3,695,871	434,097	46,395
BBVA BANCOMER FINANCIAL HOLDINGS, INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	42,554	60,680	17,875	40,541	2,264
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	99.99	99.99	19,252	35,796	16,540	6,739	12,517
BBVA BANCOMER HOLDING CORPORATION	UNITED STATES	PORTFOLIO	—	100.00	100.00	4,876	4,876	—	3,539	1,337
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	2,912	455,026	452,114	1,761	1,151

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets as of 31.12.06	Liabilities as of 31.12.06	Equity 31.12.06	Profit (Loss) for the Period ended 31.12.06
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	708	8,917	8,210	462	245
BBVA BANCOMER SERVICIOS, S.A.	MEXICO	BANKING	—	100.00	100.00	401,963	417,752	15,788	321,698	80,266
BBVA BANCOMER USA	UNITED STATES	BANKING	—	100.00	100.00	12,833	84,000	71,103	19,695	(6,798)
BBVA BANCOMER, S.A. DE C.V.	MEXICO	BANKING	—	100.00	100.00	4,889,024	54,058,936	49,166,559	3,583,706	1,308,671
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	SERVICES	—	100.00	100.00	337	7,290	1,615	3,281	2,394
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	1,992,153	1,991,980	145	28
BBVA CAPITAL FUNDING, LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	—	100.00	—	1,281,682	1,279,763	1,804	115
BBVA CARTERA DE INVERSIONES,SICAV,S.A.	SPAIN	PORTFOLIO	92.25	—	92.25	46,876	119,377	170	115,479	3,728
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.20	19.23	95.43	265,946	4,764,806	4,327,516	353,968	83,322
BBVA CONSOLIDAR SALUD S.A.	ARGENTINA	INSURANCE	15.35	84.65	100.00	13,361	39,598	26,075	10,479	3,044
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCE	87.78	12.22	100.00	5,946	24,997	13,047	10,678	1,272
BBVA CORREDORA TECNICA DE SEGUROS BHIF LTDA.	CHILE	SERVICES	—	100.00	100.00	15,500	16,849	1,342	11,539	3,968
BBVA CORREDORES DE BOLSA, S.A.	CHILE	SECURITIES	—	100.00	100.00	20,544	290,060	269,341	19,583	1,136
BBVA CORREDURIA TECNICA ASEGURADORA, S.A.	SPAIN	SERVICES	99.94	0.06	100.00	297	16,566	6,040	6,237	4,289
BBVA CRECER AFP, S.A.	DOMINICAN REPUBLIC	FINANCIAL SERV.	35.00	35.00	70.00	1,982	7,933	2,518	5,850	(435)
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERV.	100.00	—	100.00	2,186	8,064	5,233	2,257	574
BBVA E-COMMERCE, S.A.	SPAIN	SERVICES	100.00	—	100.00	30,879	34,420	224	35,429	(1,233)
BBVA FACTORING E.F.C., S.A.	SPAIN	FINANCIAL SERV.	—	100.00	100.00	126,447	5,467,812	5,262,341	185,802	19,669
BBVA FIDUCIARIA , S.A.	COLOMBIA	FINANCIAL SERV.	—	99.99	99.99	8,036	8,689	536	6,694	1,459
BBVA FINANCE (DELAWARE) INC.	UNITED STATES	FINANCIAL SERV.	100.00	—	100.00	110	380	—	380	—
BBVA FINANCE (UK), LTD.	UNITED KINGDOM	FINANCIAL SERV.	—	100.00	100.00	3,324	27,186	13,939	12,936	311
BBVA FINANCE SPA.	ITALY	FINANCIAL SERV.	100.00	—	100.00	4,648	6,018	1,060	4,946	12
BBVA FINANCIAMIENTO AUTOMOTRIZ, S.A.	CHILE	PORTFOLIO	—	100.00	100.00	83,054	83,054	—	76,971	6,083
BBVA FINANZIA, S.P.A	ITALY	FINANCIAL SERV.	50.00	50.00	100.00	19,214	286,466	271,331	15,858	(723)
BBVA FUNDOS, S.G. DE FUNDOS DE PENSOES, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	998	5,712	483	3,750	1,479
BBVA GEST, S.G. DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	998	7,813	621	4,901	2,291
BBVA GESTION,SOCIEDAD ANONIMA, SGIIC	SPAIN	FINANCIAL SERV.	17.00	83.00	100.00	11,436	245,160	154,143	9,659	81,358
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	—	100.00	—	1,750,748	1,746,903	3,612	233
BBVA HORIZONTE PENSIONES Y CESANTIAS, S.A.	COLOMBIA	PENSIONS	78.52	21.43	99.95	35,696	60,193	10,115	36,206	13,872

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets as of 31.12.06	Liabilities as of 31.12.06	Equity 31.12.06	Profit (Loss) for the Period ended 31.12.06
BBVA INMOBILIARIA E INVERSIONES S.A.	CHILE	REAL EST.INSTR.	—	68.11	68.11	4,870	24,260	17,110	7,892	(742)
BBVA INSERVEX, S.A.	SPAIN	SERVICES	100.00	—	100.00	1,205	3,327	4	2,875	448
BBVA INTERNATIONAL INVESTMENT CORPORATION	PUERTO RICO	FINANCIAL SERV.	100.00	—	100.00	2,769,952	2,265,049	19	1,981,286	283,744
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	—	100.00	1	1,009,727	1,006,220	2,829	678
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	1,059,300	1,059,228	63	9
BBVA INVESTMENTS, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	5,410	6,705	1,293	3,926	1,486
BBVA IRELAND PUBLIC LIMITED COMPANY	IRELAND	FINANCIAL SERV.	100.00	—	100.00	180,381	4,346,978	4,062,078	272,935	11,965
BBVA LUXINVEST, S.A.	LUXEMBOURG	PORTFOLIO	36.00	64.00	100.00	255,843	1,429,887	50,652	950,890	428,345
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	100.00	—	100.00	—	1	—	1	—
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	99.99	—	99.99	22,598	330,011	289,562	28,318	12,131
BBVA PARTICIPACIONES INTERNACIONAL, S.L.	SPAIN	PORTFOLIO	92.69	7.31	100.00	273,366	326,951	1,459	319,702	5,790
BBVA PATRIMONIOS GESTORA SGIIC, S.A.	SPAIN	FINANCIAL SERV.	99.99	0.01	100.00	3,907	42,630	2,554	31,804	8,272
BBVA PENSIONES CHILE, S.A.	CHILE	PENSIONS	32.23	67.77	100.00	281,182	348,823	4,814	309,071	34,938
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSIONS	100.00	—	100.00	12,922	68,619	30,883	25,938	11,798
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERV.	80.00	20.00	100.00	1	512	40	455	17
BBVA PREFERRED CAPITAL, LTD.	CAYMAN ISLANDS	NO ACTIVITY	100.00	—	100.00	1	1,066	—	941	125
BBVA PRIVANZA (JERSEY), LTD.	CHANNEL ISLANDS	NO ACTIVITY	—	100.00	100.00	20,610	106,854	489	101,693	4,672
BBVA PUERTO RICO HOLDING CORPORATION	PUERTO RICO	PORTFOLIO	100.00	—	100.00	255,804	105,966	6	106,017	(57)
BBVA RE LIMITED	IRELAND	INSURANCE	—	100.00	100.00	656	39,127	28,952	7,991	2,184
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERV.	—	100.00	100.00	20,976	574,743	483,232	80,922	10,589
BBVA RESEARCH, S.A.	SPAIN	FINANCIAL SERV.	99.99	0.01	100.00	501	3,475	2,713	674	88
BBVA SECURITIES HOLDINGS (UK) LIMITED	UNITED KINGDOM	FINANCIAL SERV.	—	100.00	100.00	75	6,307	6,259	364	(316)
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	31,750	29,407	4,058	27,932	(2,583)
BBVA SECURITIES LTD.	UNITED KINGDOM	FINANCIAL SERV.	—	100.00	100.00	3,315	9,464	2,658	3,548	3,258
BBVA SECURITIES OF PUERTO RICO, INC.	PUERTO RICO	FINANCIAL SERV.	100.00	—	100.00	4,726	4,830	396	4,601	(167)

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets as of 31.12.06	Liabilities as of 31.12.06	Equity 31.12.06	Profit (Loss) for the Period ended 31.12.06
BBVA SEGUROS COLOMBIA COMPAÑIA DE SEGUROS, S.A.	COLOMBIA	INSURANCE	94.00	6.00	100.00	9,174	30,979	20,371	10,500	108
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCE	94.00	6.00	100.00	13,207	105,066	78,002	20,003	7,061
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCE	—	100.00	100.00	24,832	191,974	167,141	20,772	4,061
BBVA SEGUROS INC.	PUERTO RICO	SERVICES	—	100.00	100.00	190	3,377	542	1,858	977
BBVA SEGUROS, S.A.	SPAIN	INSURANCE	94.30	5.64	99.94	414,519	12,284,726	11,397,656	702,149	184,921
BBVA SEGUROS, S.A. (DOMINICAN REPUBLIC)	DOMINICAN REPUBLIC	INSURANCE	—	99.98	99.98	1,556	4,259	2,686	552	1,021
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	17,911,860	17,911,518	141	201
BBVA SERVICIOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	354	1,052	21	956	75
BBVA SOCIEDAD LEASING HABITACIONAL BHIF	CHILE	FINANCIAL SERV.	—	97.48	97.48	8,906	28,943	19,833	8,906	204
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	130	2,954,128	2,953,928	73	127
BBVA SWITZERLAND, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.72	60.28	100.00	54,024	538,897	292,537	222,630	23,730
BBVA TRADE, S.A.	SPAIN	SERVICES	—	100.00	100.00	6,379	22,162	19,428	17,492	(14,758)
BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	132	4,031,854	4,031,813	132	(91)
BBVA USA BANCSHARES OF DELAWARE, INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	679,265	679,267	—	664,000	15,267
BBVA USA BANCSHARES, INC.	UNITED STATES	PORTFOLIO	100.00	—	100.00	695,628	687,402	12,203	661,433	13,766
BBVA USA, INC.	UNITED STATES	SERVICES	—	100.00	100.00	4,566	6,705	1,626	8,735	(3,656)
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	FINANCIAL SERV.	—	100.00	100.00	3,208	3,321	109	2,765	447
BBVA,INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	40,417	301,104	269,408	29,213	2,483
BCL INTERNATIONAL FINANCE, LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	—	100.00	100.00	—	160,565	160,537	51	(23)
BCL PARTICIPACIONES, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	1,565	1,565	—	1,908	(343)
BEX AMERICA FINANCE INCORPORATED	UNITED STATES	NO ACTIVITY	100.00	—	100.00	—	1	1	—	—
BEXCARTERA, SICAV S.A.	SPAIN	PORTFOLIO	—	80.84	80.84	9,341	13,500	64	12,947	489
BHIF ASESORIAS Y SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERV.	—	98.60	98.60	12,548	13,789	1,064	7,807	4,918
BIBJ MANAGEMENT, LTD.	CHANNEL ISLANDS	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
BIBJ NOMINEES, LTD.	CHANNEL ISLANDS	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
BILBAO VIZCAYA AMERICA B.V.	NETHERLANDS	PORTFOLIO	—	100.00	100.00	348,940	348,960	20	331,644	17,296
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	PORTFOLIO	89.00	11.00	100.00	34,771	123,740	534	58,724	64,482
BILBAO VIZCAYA INVESTMENT ADVISORY COMPANY S.A.	LUXEMBOURG	FINANCIAL SERV.	100.00	—	100.00	77	27,820	1,444	11,144	15,232
BROOKLINE INVESTMENTS, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	33,969	32,395	475	32,001	(81)
CANAL COMPANY, LTD.	CHANNEL ISLANDS	NO ACTIVITY	—	100.00	100.00	37	1,058	20	1,199	(161)
CANAL INTERNATIONAL HOLDING (NETHERLANDS) BV.	NETHERLANDS	NO ACTIVITY	—	100.00	100.00	494	87	22	38	27
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	PORTFOLIO	100.00	—	100.00	60,541	506,982	443,482	(52,122)	115,622
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	49,932	74,777	24,842	23,672	26,263

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets as of 31.12.06	Liabilities as of 31.12.06	Equity 31.12.06	Profit (Loss) for the Period ended 31.12.06
CASA DE CAMBIO MULTIDIVISAS, S.A DE C.V.	MEXICO	NO ACTIVITY	—	100.00	100.00	191	191	1	188	2
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	NO ACTIVITY	—	100.00	100.00	108	190	2	188	—
CIDESSA DOS, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	11,243	11,435	191	11,183	61
CIDESSA UNO, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	4,754	285,293	88,213	68,229	128,851
CIERVANA, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	53,164	54,968	178	54,320	470
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	232,976	173,294	2,088	171,594	(388)
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	PENSIONS	46.11	53.89	100.00	61,784	94,401	28,112	66,266	23
CONSOLIDAR ASEGURADORA DE RIESGOS DEL TRABAJO, S.A.	ARGENTINA	INSURANCE	87.50	12.50	100.00	33,490	129,937	87,400	37,089	5,448
CONSOLIDAR CIA. DE SEGUROS DE RETIRO, S.A.	ARGENTINA	INSURANCE	33.33	66.67	100.00	10,649	459,959	443,989	12,326	3,644
CONSOLIDAR CIA. DE SEGUROS DE VIDA, S.A.	ARGENTINA	INSURANCE	34.04	65.96	100.00	21,147	78,082	45,389	20,300	12,393
CONSOLIDAR COMERCIALIZADORA, S.A.	ARGENTINA	SERVICES	—	100.00	100.00	298	3,074	2,776	81	217
CONSULTORES DE PENSIONES BBV, S.A.	SPAIN	PENSIONS	—	100.00	100.00	175	781	—	829	(48)
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA S.A.	PERU	SECURITIES	—	100.00	100.00	3,023	4,950	1,927	1,967	1,056
CONTINENTAL S.A. SOCIEDAD ADMINISTRADORA DE FONDOS	PERU	FINANCIAL SERV.	—	100.00	100.00	3,236	3,482	245	3,084	153
CONTINENTAL SOCIEDAD TITULIZADORA, S.A.	PERU	SERVICES	—	100.00	100.00	717	719	2	700	17
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	126	9,757	9,632	5	120
CORPORACION DE ALIMENTACION Y BEBIDAS, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	138,508	154,585	1,214	150,575	2,796

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets as of 31.12.06	Liabilities as of 31.12.06	Equity 31.12.06	Profit (Loss) for the Period ended 31.12.06
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	452,431	1,164,306	18,167	894,385	251,754
CORPORACION INDUSTRIAL Y DE SERVICIOS, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	1,251	5,552	806	2,914	1,832
CORPORATIVO VITAMEDICA, S.A. DE C.V.	MEXICO	SERVICES	—	99.98	99.98	197	1,431	1,234	190	7
DESARROLLADORA Y VENDEDORA DE CASAS, S.A. DE C.V.	MEXICO	REAL EST.INSTR.	—	100.00	100.00	83	37	1	40	(4)
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	—	72.50	72.50	30,535	61,743	19,592	42,448	(297)
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,479	1,587	110	1,394	83
DEUSTO, S.A. DE INVERSION MOBILIARIA	SPAIN	PORTFOLIO	—	100.00	100.00	11,005	11,005	—	11,203	(198)
DINERO EXPRESS SERVICES GLOBALES, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	13,138	17,942	4,714	17,987	(4,759)
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	—	98.76	98.76	5,130	9,269	4,087	6,052	(870)
EL OASIS DE LAS RAMBLAS, S.L.	SPAIN	REAL ESTATE	—	70.00	70.00	140	655	527	(1,182)	1,310
ELANCHOVE, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	1,500	3,853	1,403	2,457	(7)
EMPRESA INSTANT CREDIT, C.A.	VENEZUELA	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRAZIL	FINANCIAL SERV.	100.00	—	100.00	—	671	189	4,399	(3,917)
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	—	51.00	51.00	31	31	—	31	—
EUROPEA DE TITULIZACION, S.A., SDAD.GEST.DE FDOS.DE TITUL.	SPAIN	FINANCIAL SERV.	82.97	—	82.97	1,506	5,654	553	3,096	2,005
EURORISK, S.A.	SPAIN	SERVICES	—	100.00	100.00	60	70,679	69,220	1,041	418
EXPLOTACIONES AGROPECUARIAS VALDELAYEGUA, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	10,000	9,989	(6)	9,990	5
FIDEICOMISO 29763-0 SOCIO LIQUIDADOR OP.FINAN.POSICION PRO	MEXICO	FINANCIAL SERV.	—	100.00	100.00	14,721	14,831	110	12,588	2,133
FIDEICOMISO 29764-8 SOCIO LIQUIDADOR POSICION DE TERCEROS	MEXICO	FINANCIAL SERV.	—	100.00	100.00	32,342	32,810	468	28,653	3,689
FIDEICOMISO 474031 MANEJO DE GARANTIAS	MEXICO	SERVICES	—	100.00	100.00	3	3	—	3	—
FIDEICOMISO BANCO FRANCES	ARGENTINA	FINANCIAL SERV.	100.00	—	100.00	—	1,197	903	497	(203)
FIDEICOMISO CENTRO CORPORATIVO REGIONAL F/47433-8	MEXICO	SERVICES	—	100.00	100.00	21,656	35,042	13,386	13,658	7,998
FIDEICOMISO INGRAL	COLOMBIA	SERVICES	—	100.00	100.00	—	44	2	813	(771)
FIDEICOMISO INVEX 228	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	49,784	49,783	1	—
FIDEICOMISO INVEX 367	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	39,964	39,964	—	—
FIDEICOMISO INVEX 393	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	37,390	37,390	—	—
FIDEICOMISO INVEX 411	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	35,460	35,460	—	—
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	SERVICES	100.00	—	100.00	51	45	—	46	(1)
FINANCIERA ESPAÑOLA, S.A.	SPAIN	PORTFOLIO	85.85	14.15	100.00	4,522	4,879	—	5,370	(491)
FINANZIA AUTORENTING, S.A.	SPAIN	SERVICES	—	85.00	85.00	14,369	614,129	585,289	26,820	2,020
FINANZIA, BANCO DE CREDITO, S.A.	SPAIN	BANKING	—	100.00	100.00	56,203	3,573,146	3,412,676	140,405	20,065
FORO LOCAL, S.L.	SPAIN	SERVICES	—	60.13	60.13	2	13	7	6	—
FRANCES ADMINISTRADORA DE INVERSIONES, S.A. G.F.C.INVERS.	ARGENTINA	FINANCIAL SERV.	—	100.00	100.00	4,469	8,243	3,773	2,743	1,727

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets as of 31.12.06	Liabilities as of 31.12.06	Equity 31.12.06	Profit (Loss) for the Period ended 31.12.06
FRANCES VALORES SOCIEDAD DE BOLSA, S.A.	ARGENTINA	FINANCIAL SERV.	—	100.00	100.00	1,476	1,835	358	1,750	(273)
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	INSURANCE	—	100.00	100.00	151	307	155	122	30
GENERAL DE PARTICIPACIONES EMPRESARIALES, S.L.	SPAIN	PORTFOLIO	65.68	34.32	100.00	1,215	2,116	—	2,081	35
GENTE BBVA, S.A.	CHILE	FINANCIAL SERV.	—	100.00	100.00	140	1,913	1,772	144	(3)
GESTION DE PREVISION Y PENSIONS, S.A.	SPAIN	PENSIONS	60.00	—	60.00	8,830	25,892	2,246	20,551	3,095
GESTION Y ADMINISTRACION DE RECIBOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	150	1,069	354	623	92
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	—	100.00	100.00	1,335	1,886	549	1,512	(175)
GRAN JORGE JUAN, S.A.	SPAIN	NO ACTIVITY	100.00	—	100.00	10,115	10,293	175	10,113	5
GRANFIDUCIARIA	COLOMBIA	FINANCIAL SERV.	—	90.00	90.00	—	321	112	135	74
GRELAR GALICIA, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	4,329	4,330	—	4,216	114
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	48.96	51.00	99.96	6,171,072	6,242,893	1,685	4,662,032	1,579,176
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL EST.INSTR.	—	100.00	100.00	126	182	8	169	5
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	224,503	720,772	496,270	148,947	75,555
HOLDING CONTINENTAL, S.A.	PERU	PORTFOLIO	50.00	—	50.00	123,019	402,492	10	287,773	114,709
HOMEOWNERS LOAN CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	5,576	7,809	2,222	15,116	(9,529)
HYDROX HOLDINGS, INC.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
IBERDROLA SERVICES FINANCIEROS, E.F.C, S.A.	SPAIN	FINANCIAL SERV.	—	84.00	84.00	7,290	9,279	162	9,043	74
IBERNEGOCIO DE TRADE, S.L.	SPAIN	SERVICES	—	100.00	100.00	615	31,139	18,998	9,047	3,094
INENSUR BRUNETE, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	23,745	82,332	85,283	(2,443)	(508)
INGENIERIA EMPRESARIAL MULTIBA	MEXICO	SERVICES	—	99.99	99.99	—	—	—	—	—
INICIATIVAS RESIDENCIALES EN INTERNET, S.A.	SPAIN	SERVICES	—	100.00	100.00	2	1,156	1,189	1,519	(1,552)
INMOBILIARIA ASUDI, S.A.	SPAIN	REAL EST.INSTR.	—	100.00	100.00	2,886	2,998	42	2,872	84
INMOBILIARIA BILBAO, S.A.	SPAIN	REAL EST.INSTR.	—	100.00	100.00	3,514	3,551	36	3,438	77
INMUEBLES Y RECUPERACIONES CONTINENTAL, S.A.	PERU	REAL EST.INSTR.	—	100.00	100.00	18,035	18,316	281	13,502	4,533
INVERAHORRO, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	474	491	2	480	9
INVERSIONES ALDAMA, C.A.	VENEZUELA	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	NETHERLANDS ANTILLES	PORTFOLIO	48.01	—	48.01	11,390	31,996	72	24,829	7,095
INVERSIONES BAPROBA, C.A.	VENEZUELA	SERVICES	100.00	—	100.00	1,307	1,663	48	1,507	108
INVERSIONES MOBILIARIAS, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	660	693	—	674	19
INVERSIONES P.H.R.4, C.A.	VENEZUELA	NO ACTIVITY	—	60.46	60.46	—	53	—	53	—
INVERSIONES T, C.A.	VENEZUELA	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
INVERSORA OTAR, S.A.	ARGENTINA	PORTFOLIO	—	99.96	99.96	4,077	49,783	4,128	41,295	4,360

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets as of 31.12.06	Liabilities as of 31.12.06	Equity 31.12.06	Profit (Loss) for the Period ended 31.12.06
INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERV.	—	99.99	99.99	11,656	16,070	261	15,809	—
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERV.	—	96.88	96.88	31	12,555	23,732	(8,749)	(2,428)
JARDINES DE SARRIENA, S.L.	SPAIN	REAL ESTATE	—	85.00	85.00	255	997	611	(2,342)	2,728
LAREDO NATIONAL BANK	UNITED STATES	BANKING	—	100.00	100.00	674,695	3,389,411	2,714,544	655,945	18,922
LEASIMO - SOCIEDADE DE LOCACAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	11,576	71,960	60,533	10,701	726
MAGGIORE FLEET, S.P.A.	ITALY	SERVICES	—	100.00	100.00	70,191	136,769	102,508	34,495	(234)
MARQUES DE CUBAS 21, S.L.	SPAIN	REAL ESTATE	100.00	—	100.00	2,869	7,552	5,223	2,465	(136)
MEDITERRANIA DE PROMOCIONS I GESTIONS INMOBILIARIES, S.A.	SPAIN	NO ACTIVITY	—	100.00	100.00	726	2,610	1,882	650	78
MERCURY TRUST LIMITED	CAYMAN ISLANDS	FINANCIAL SERV.	—	100.00	100.00	4,019	4,148	105	3,989	54
MILANO GESTIONI, SRL.	ITALY	REAL EST.INSTR.	—	100.00	100.00	46	4,384	4,012	328	44
MIRADOR DE LA CARRASCOSA, S.L.	SPAIN	REAL ESTATE	—	55.90	55.90	9,724	26,467	9,399	17,071	(3)
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	8,305	9,586	2	8,541	1,043
MONESTERIO DESARROLLOS, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	19,990	54,432	34,610	19,805	17
MONTEALIAGA,S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	21,154	77,331	61,689	9,932	5,710
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	7,364	13,864	5,440	7,182	1,242
MULTIVAL, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	71	178	107	78	(7)
OCCIVAL, S.A.	SPAIN	NO ACTIVITY	100.00	—	100.00	8,211	9,171	8	8,907	256
OPCION VOLCAN, S.A.	MEXICO	REAL EST.INSTR.	—	100.00	100.00	57,643	67,114	9,471	52,214	5,429
PARTICIPACIONES ARENAL, S.L.	SPAIN	NO ACTIVITY	—	100.00	100.00	6,270	7,451	1,179	6,150	122
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCE	—	100.00	100.00	87,022	1,276,431	1,189,406	70,085	16,940
PERI 5.1 SOCIEDAD LIMITADA	SPAIN	REAL ESTATE	—	54.99	54.99	1	1	—	1	—
PORT ARTHUR ABSTRACT & TITLE COMPANY	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1,827	2,069	243	1,811	15
PREMEXSA, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	507	519	7	541	(29)
PREVENTIS, S.A.	MEXICO	INSURANCE	—	75.01	75.01	3,541	11,392	6,671	5,508	(787)
PRO-SALUD, C.A.	VENEZUELA	SERVICES	—	58.86	58.86	—	—	1	(1)	—
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	1,522	2,075	31	1,998	46
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	SERVICES	100.00	—	100.00	139	146	—	148	(2)
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	SPAIN	REAL ESTATE	—	58.50	58.50	318	1,611	1,068	574	(31)
PROVIDA INTERNACIONAL, S.A.	CHILE	PENSIONS	—	100.00	100.00	54,464	54,908	244	48,034	6,630
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	FINANCIAL SERV.	—	90.00	90.00	4,437	6,324	851	4,683	790
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERV.	—	100.00	100.00	1,553	1,823	276	1,264	283
PROVIVIENDA, ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSIONS	—	100.00	100.00	288	1,648	1,345	208	95

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets as of 31.12.06	Liabilities as of 31.12.06	Equity 31.12.06	Profit (Loss) for the Period ended 31.12.06
PROXIMA ALFA INVESTMENTS, SGIIC S.A.	SPAIN	FINANCIAL SERV.	51.00	—	51.00	5,100	13,301	1,928	10,000	1,373
PROYECTO MUNDO AGUILON, S.L	SPAIN	REAL ESTATE	—	100.00	100.00	9,317	32,219	9,621	19,720	2,878
PROYECTOS EMPRESARIALES CAPITAL RIESGO I,S.C.R.SIMP., S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	1,200	11,697	10,510	1,200	(13)
PROYECTOS EMPRESARIALES CAPITAL RIESGO, S.G.E.C.R.,S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	1,200	1,345	49	1,195	101
PROYECTOS INDUSTRIALES CONJUNTOS, S.A. DE	SPAIN	PORTFOLIO	—	100.00	100.00	3,148	3,484	—	3,481	3
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	10,265	14,847	5,123	10,283	(559)
RIVERWAY HOLDINGS CAPITAL TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	235	7,877	7,640	234	3
RIVERWAY HOLDINGS CAPITAL TRUST II	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	118	4,076	3,953	121	2
S.GESTORA FONDO PUBL.REGUL.MERCADO HIPOTECARIO, S.A.	SPAIN	FINANCIAL SERV.	77.20	—	77.20	138	217	67	152	(2)
SCALDIS FINANCE, S.A.	BELGIUM	PORTFOLIO	—	100.00	100.00	3,416	3,625	135	3,486	4
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCE	24.99	75.01	100.00	253,739	912,179	775,039	60,174	76,966
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCE	—	100.00	100.00	5,895	21,321	15,396	930	4,995
SERVICES CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	130	9,040	8,910	287	(157)
SERVICES CORPORATIVOS DE INSURANCE, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	121	3,698	3,602	105	(9)
SERVICES EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,741	6,575	4,834	1,461	280
SERVICES TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	99.99	0.01	100.00	60	7,329	7,228	95	6
SERVICES VITAMEDICA, S.A. DE C.V.	MEXICO	SERVICES	—	99.98	99.98	116	755	640	47	68
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANC.,S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	114,518	188,113	65	183,555	4,493
SOCIEDAD PARA LA PRESTACION DE SºS ADMINISTRATIVOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	100	1,237	961	100	176
SOCIETE INMOBILIERE BBV D’ILBARRIZ	FRANCE	REAL ESTATE	—	100.00	100.00	91	113	31	155	(73)
SOUTHEAST TEXAS INSURANCE SERVICES HOLDINGS, L.L.C.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
SOUTHEAST TEXAS INSURANCE SERVICES, L.P.	UNITED STATES	INSURANCE	—	100.00	100.00	363	358	(5)	358	5
SOUTHEAST TEXAS TITLE COMPANY	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	693	1,051	358	683	10
SPORT CLUB 18, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	23,745	41,115	17,844	23,744	(473)
TEXAS INTERNATIONAL SEGUROS GROUP, INC.	UNITED STATES	SERVICES	—	100.00	100.00	374	385	10	340	35
TEXAS REGIONAL BANCSHARES, INC.	UNITED STATES	PORTFOLIO	100.00	—	100.00	1,673,906	1,637,086	5,785	1,619,943	11,358

			% of Voting Rights Controlled by the Bank			Thousands of Euros ( * )
						Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets as of 31.12.06	Liabilities as of 31.12.06	Equity 31.12.06	Profit (Loss) for the Period ended 31.12.06
TEXAS REGIONAL DELAWARE, INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	1,604,875	1,658,834	53,959	1,593,469	11,406
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1,175	39,265	38,086	1,165	14
TEXAS STATE BANK	UNITED STATES	BANKING	—	100.00	100.00	1,646,080	6,507,464	4,861,385	1,634,320	11,759
TRANSITORY CO	PANAMA	REAL EST.INSTR.	—	100.00	100.00	216	5,383	5,167	312	(96)
TSB PROPERTIES, INC.	UNITED STATES	REAL EST.INSTR.	—	100.00	100.00	(1,500)	805	2,304	(1,499)	—
TSB SECURITIES, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	276	302	26	272	4
UNICOM TELECOMUNICACIONES S.DE R.L. DE C.V.	MEXICO	SERVICES	—	99.98	99.98	(12)	12	23	(9)	(2)
UNIDAD DE AVALUOS MEXICO S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	90.00	90.00	672	1,207	459	631	117
UNISEAR INMOBILIARIA, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	15,626	18,630	703	16,822	1,105
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIA, S.A.	SPAIN	SERVICES	—	100.00	100.00	2,410	2,471	8	2,421	42
UNIVERSALIDAD “E5”	COLOMBIA	FINANCIAL SERV.	—	100.00	100.00	—	11,175	11,175	—	—
UNIVERSALIDAD - BANCO GRANAHORRAR	COLOMBIA	FINANCIAL SERV.	—	100.00	100.00	—	19,689	22,147	(1,875)	(583)
UNO-E BANK, S.A.	SPAIN	BANKING	67.35	32.65	100.00	174,751	1,427,998	1,291,599	126,079	10,320
URBANIZADORA SANT LLORENC, S.A.	SPAIN	REAL ESTATE	60.60	—	60.60	—	108	—	108	—
VALLEY MORTGAGE COMPANY, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	9,692	13,789	4,096	9,494	199
VISACOM, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	352	353	1	591	(239)
VITAMEDICA S.A. DE C.V.	MEXICO	INSURANCE	—	50.99	50.99	2,914	8,893	3,179	5,777	(63)

Information on foreign companies at exchange rate on 31-12-06

(*)	Unaudited data

APPENDIX II

ADDITIONAL INFORMATION ON JOINTLY CONTROLLED COMPANIES PROPORTIONATELY

CONSOLIDATED IN THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of voting rights Controlled by the bank			Thousands of Euros ( * )
						Net carrying amount	Investee Data
COMPANY	LOCATION	ACTIVITY	Direct	Indirect	Total		Assets 31.12.06	Liabilities 31.12.06	Equity 31.12.06	Profit (loss) for the Period 2006
DARBY-BBVA LATIN AMERICAN INVESTORS, LTD	CAYMAN ISLAND	FINANCIAL SERV	50.00	—	50.00	—	2,490	1,358	410	722
ECASA, S.A.	CHILE	FINANCIAL SERV	—	51.04	51.04	1,770	3,893	359	2,304	1,230
FORUM DISTRIBUIDORA, S,A,	CHILE	SERVICES	—	51.04	51.04	5,612	32,698	25,306	6,160	1,232
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERV	—	51.00	51.00	77,441	326,269	268,502	47,073	10,694
HOLDING DE PARTICIPACIONES INDUSTRIALES 2000, S.A.	SPAIN	PORTFOLIO	—	50.00	50.00	1,518	4,180	—	4,094	86
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERV	—	50.00	50.00	3,331	26,910	20,210	5,924	776

Information on foreign companies at exchange rate on 12/3/05

(*)	Unaudited data.

APPENDIX III

ADDITIONAL INFORMATION ON INVESTMENTS AND JOINTLY CONTROLLED

COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD IN THE

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

(Includes the most significant companies which, taken as a whole, represent 98% of the total investment in this respect)

			% of voting rights Controlled by the bank			Thousands of Euros ( * )
							Investee Data
COMPANY	LOCATION	ACTIVITY	Direct	Indirect	Total	Net Carrying amount	Assets	Liabilities	Equity	Profit (loss) for the period
ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	—	40.00	40.00	2,669	16,041	10,260	8,134	(2,353)
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	—	35.38	35.38	5,935	21,778	4,809	16,286	683
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	—	49.00	49.00	4,339	11,924	3,049	8,665	210
BBVA ELCANO EMPRESARIAL II, S.C.R., S.A.	SPAIN	SERV.FINANCIER.	45.00	—	45.00	29,342	3,416	2,260	1,200	(44)
BBVA ELCANO EMPRESARIAL, S.C.R., S.A.	SPAIN	SERV.FINANCIER.	45.00	—	45.00	29,347	3,928	2,772	1,200	(44)
CAMARATE GOLF, S.A. (*)	SPAIN	REAL ESTATE	—	26.00	26.00	4,625	66,968	49,041	17,971	(44)
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	SERVICES	21.82	0.00	21.82	10,673	59,574	12,455	46,048	1,071
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V.	MEXICO	SERVICES	—	50.00	50.00	3,088	7,846	1,896	9,321	(3,371)
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A. (*)	SPAIN	PORTFOLIO	—	50.00	50.00	564,762	1,236,368	303,371	869,472	63,525	(1)
FERROMOVIL 3000, S.L.	SPAIN	SERVICES	—	20.00	20.00	6,361	—	—	—	—	(2)
FERROMOVIL 9000, S.L.	SPAIN	SERVICES	—	20.00	20.00	4,155	—	—	—	—	(2)
FIDEICOMISO 70191-2 PUEBLA (*)	MEXICO	REAL ESTATE	—	25.00	25.00	12,213	—	—	—	—	(2)
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V. (*)	MEXICO	SERVICES	—	44.39	44.39	4,406	24,490	14,937	8,616	937	(1)
HESTENAR, S.L. (*)	SPAIN	REAL ESTATE	—	43.34	43.34	7,835	26,577	20,668	5,942	(33)
IMOBILIARIA DAS AVENIDAS NOVAS, S.A.	PORTUGAL	REAL ESTATE	—	49.97	49.97	2,603	5,767	450	5,560	(243)
IMOBILIARIA DUQUE DE AVILA, S.A. (*)	PORTUGAL	REAL ESTATE	—	50.00	50.00	4,725	26,171	16,323	7,771	2,077
INMUEBLES MADARIAGA PROMOCIONES, S.L. (*)	SPAIN	REAL ESTATE	50.00	—	50.00	3,123	8,072	1,745	6,354	(27)
JARDINES DEL RUBIN, S.A. (*)	SPAIN	REAL ESTATE	—	50.00	50.00	2,999	36,607	32,504	3,990	113
LA ESMERALDA DESARROLLOS, S.L.	SPAIN	REAL ESTATE	—	45.00	45.00	8,948	—	—	—	—	(2)
LAS PEDRAZAS GOLF, S.L. (*)	SPAIN	REAL ESTATE	—	50.00	50.00	15,817	73,616	41,707	31,979	(70)
MOBIPAY INTERNATIONAL, S.A. (*)	SPAIN	SERVICES	—	50.00	50.00	2,403	6,214	341	8,243	(2,370)
MONTEALMENARA GOLF, S.L. (*)	SPAIN	REAL ESTATE	—	50.00	50.00	15,893	49,326	33,720	15,663	(57)
PARQUE REFORMA SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	—	30.00	30.00	4,652	30,368	11,309	19,736	(678)
PART. SERVIRED, SDAD. CIVIL	SPAIN	SERVICES	20.50	0.92	21.42	10,615	53,084	3,713	49,346	25
PROMOTORA METROVACESA, S.L. (*)	SPAIN	REAL ESTATE	—	50.00	50.00	9,067	73,644	56,091	19,007	(1,454	)(1)
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	SERV.FINANCIER.	—	40.00	40.00	3,285	32,736	24,314	8,481	(59)
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	—	45.98	45.98	4,680	21,577	10,748	10,433	397
TELEFONICA FACTORING, E.F.C., S.A.	SPAIN	SERV.FINANCIER.	30.00	—	30.00	2,839	95,422	85,761	6,905	2,756
TELEPEAJE ELECTRONICO, S.A. DE C.V. (*)	MEXICO	SERVICES	—	50.00	50.00	10,747	69,686	70,935	2,330	(3,579)
TUBOS REUNIDOS, S.A.	SPAIN	INDUSTRIAL	0.01	24.26	24.27	69,284	578,059	333,518	212,419	32,122	(1)
OTHER COMPANIES						27,506
					TOTAL	888,936	2,639,260	1,148,697	1,401,073	89,490

Data relating to the latest financial statements (generally for 2005) approved at the date of preparation of these notes to the consolidated financial statements.

For the companies abroad the exchange rates ruling at the reference date are applied.

(1)	Consolidated data

(2)	Company incorporated in 2006

(*)	Jointly controlled entities accounted for using the equity method

APPENDIX IV

NOTIFICATION OF ACQUISITION OF INVESTEES

		% of Ownership
COMPANY	ACTIVITY	Net% Acquired (Sold) in the Year	% at Year-End	Date of Notification to Investee
Acquisitions made until December 31, 2005
FRANQUICIA TEXTURA, S.A. (1)	INDUSTRIAL	100.00	—	March 10, 2005
INICIATIVAS RESIDENCIALES EN INTERNET, S.A.	SERVICES	50.00	100.00	March 10, 2005
MONTEALIAGA,S.A.	REAL ESTATE	40.00	100.00	March 10, 2005
TEXTIL TEXTURA, S.L.	INDUSTRIAL	64.50	64.50	March 10, 2005
TEXTURA GLOBE, S.A. (1)	INDUSTRIAL	100.00	—	March 10, 2005
Acquisitions made until December 31, 2006
BBVA CARTERA DE INVERSIONES SICAV, S.A.	PORTFOLIO	17.40	92.25	January 9, 2007
HESTENAR, S.L.	REAL ESTATE	3.34	43.34	January 18, 2007
INENSUR BRUNETE, S.L.	REAL ESTATE	50.00	100.00	October 20, 2006
TECNICAS REUNIDAS, S.A.	SERVICES	(15.23)	10.16	June 26, 2006
UNO-E BANK, S.A.	BANKING	33.00	100.00	August 10, 2006

(1)	Company absorbed by Textura Textil, S.L. in December 2005

APPENDIX V

SUBSIDIARIES FULLY CONSOLIDATED AS OF DECEMBER 31, 2006

WITH MORE THAN 5% OWNED BY NON-GROUP SHAREHOLDERS

		% of voting rights Controlled by the bank
Company	Activity	Direct	Indirect	Other	Total
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA (AFP PROVIDA)	PENSIONS	12.70	51.62	—	64.32
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	PENSIONS	75.00	5.00	—	80.00
ALTITUDE INVESTMENTS LIMITED	FINANCIAL SERV.	51.00	—	—	51.00
ALTURA MARKETS, A.V., S.A.	SECURITIES	50.00	—	—	50.00
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	60.92	6.92	—	67.84
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	BANKING	1.85	53.75	—	55.60
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SECURITIES	70.00	—	—	70.00
BBVA CARTERA DE INVERSIONES, SICAV, S.A.	PORTFOLIO	92.25	—	—	92.25
BBVA CRECER AFP, S.A.	FINANCIAL SERV.	35.00	35.00	—	70.00
BBVA INMOBILIARIA E INVERSIONES S.A.	REAL ESTATE	—	68.11	—	68.11
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	REAL ESTATE	—	72.50	—	72.50
EL OASIS DE LAS RAMBLAS, S.L.	REAL ESTATE	—	70.00	—	70.00
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SERVICES	—	51.00	—	51.00
FINANZIA AUTORENTING, S.A.	SERVICES	—	85.00	—	85.00
FORO LOCAL, S.L.	SERVICES	—	60.13	—	60.13
GESTION DE PREVISION Y PENSIONES, S.A.	PENSIONS	60.00	—	—	60.00
HOLDING CONTINENTAL, S.A.	PORTFOLIO	50.00	—	—	50.00
IBERDROLA SERVICIOS FINANCIEROS, E.F.C, S.A.	FINANCIAL SERV.	—	84.00	—	84.00
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	PORTFOLIO	48.01	—	—	48.01
JARDINES DE SARRIENA, S.L.	REAL ESTATE	—	85.00	—	85.00
MIRADOR DE LA CARRASCOSA, S.L.	REAL ESTATE	—	55.90	—	55.90
PERI 5.1 SOCIEDAD LIMITADA	REAL ESTATE	—	54.99	—	54.99
PREVENTIS, S.A.	INSURANCES	—	75.01	—	75.01
PRO-SALUD, C.A.	SERVICES	—	58.86	—	58.86
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	REAL ESTATE	—	58.50	—	58.50
PROVINCIAL DE VALORES CASA DE BOLSA	FINANCIAL SERV.	—	90.00	—	90.00
PROXIMA ALFA INVESTMENTS, SGIIC S.A.	FINANCIAL SERV.	51.00	—	—	51.00
UNIDAD DE AVALUOS MEXICO S.A. DE C.V.	FINANCIAL SERV.	—	90.00	—	90.00
VITAMEDICA S.A. DE C.V.	INSURANCES	—	50.99	—	50.99

APPENDIX VI. RECONCILIATION OF THE CLOSING BALANCES FOR 2003 AND 2004 TO THE OPENING

BALANCES FOR 2004 AND 2005

EU-IFRS 1 requires that the first consolidated financial statements prepared in accordance with EU-IFRSs include a reconciliation of the closing balances for the immediately preceding year to the opening balances for the year to which these financial statements refer.

RECONCILIATION OF THE CLOSING BALANCES FOR 2003 TO THE OPENING BALANCES FOR 2004

ASSETS	Closing balances for 2003	Differences	Opening balances for 2004
CASH AND BALANCES WITH CENTRAL BANKS	8,109,875	—	8,109,875
FINANCIAL ASSETS HELD FOR TRADING (c)	27,381,896	8,605,568	35,987,464
Loans and advances to credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	25,630,096	3,035,302	28,665,398
Other equity instruments	2,029,414	—	2,029,414
Trading derivatives (g)	(277,614)	5,570,266	5,292,652
Memorandum item: Loaned or advanced as collateral	—	—	—
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (c)	—	957,477	957,477
Loans and advances to credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	—	—	—
Other equity instruments	—	957,477	957,477
Memorandum item: Loaned or advanced as collateral	—	—	—
AVAILABLE-FOR-SALE FINANCIAL ASSETS (c)	38,605,149	14,201,885	52,807,034
Debt securities	37,542,499	9,820,921	47,363,420
Other equity instruments	1,062,650	4,380,964	5,443,614
Memorandum item: Loaned or advanced as collateral	—	—	—
LOANS AND RECEIVABLES (d)	180,568,400	(463,192)	180,105,208
Loans and advances to credit institutions	20,907,129	—	20,907,129
Money market operations through counterparties	399,997	—	399,997
Loans and advances to other debtors	150,818,244	—	150,818,244
Debt securities	6,671,421	(463,192)	6,208,229
Other financial assets	1,771,609	—	1,771,609
Memorandum item: Loaned or advanced as collateral	—	—	—
HELD-TO-MATURITY INVESTMENTS (c)	1,567,535	(1,567,535)	—
Memorandum item: Loaned or advanced as collateral	—	—	—
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—	—
HEDGING DERIVATIVES (g)	—	5,255,417	5,255,417
NON-CURRENT ASSETS HELD FOR SALE	183,172	—	183,172
Loans and advances to credit institutions	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	—	—	—
Equity instruments	—	—	—
Tangible assets	183,172	—	183,172
Other assets	—	—	—

ASSETS	Closing balances for 2003	Differences	Opening balances for 2004
INVESTMENTS (a)	7,703,617	(6,219,232)	1,484,385
Associates	7,703,617	(6,517,463)	1,186,154
Jointly controlled entities	—	298,231	298,231
INSURANCE CONTRACTS LINKED TO PENSIONS (f)	4,629	(4,629)	—
REINSURANCE ASSETS (a)	—	21,369	21,369
TANGIBLE ASSETS (i)	3,608,109	190,398	3,798,507
For own use	3,462,320	(113,993)	3,348,327
Investment property	145,789	—	145,789
Other assets leased out under an operating lease	—	304,391	304,391
Assigned to welfare projects	—	—	—
Memorandum item: Acquired under a finance lease	—	—	—
INTANGIBLE ASSETS	3,012,917	(2,165,589)	847,328
Goodwill (b)	2,650,889	(1,905,214)	745,675
Other intangible assets	362,028	(260,375)	101,653
TAX ASSETS	3,558,055	1,636,595	5,194,650
Current	110,021	—	110,021
Deferred	3,448,034	1,636,595	5,084,629
PREPAYMENTS AND ACCRUED INCOME	1,411,919	(715,000)	696,919
OTHER ASSETS	6,706,528	(3,812,477)	2,894,051
Inventories	3,682	277,000	280,682
Other	6,702,846	(4,089,477)	2,613,369

TOTAL ASSETS	282,421,801	15,921,055	298,342,856

LIABILITIES AND EQUITY	Closing balances for 2003	Differences	Opening balances for 2004
LIABILITIES
FINANCIAL LIABILITIES HELD FOR TRADING (c)	1,463,227	4,884,826	6,348,053
Deposits from credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Deposits from other creditors	—	—	—
Debt certificates including bonds	—	—	—
Trading derivatives (g)	—	4,884,826	4,884,826
Short positions	1,463,227	—	1,463,227
OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS (c)	—	957,477	957,477
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	—	—
Debt certificates including bonds	—	957,477	957,477
FINANCIAL LIABILITIES AT FAIR VALUE THROUGH EQUITY	—	—	—
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	—	—
Debt certificates including bonds	—	—	—
FINANCIAL LIABILITIES AT AMORTISED COST	247,096,917	3,776,495	250,873,412
Deposits from central banks	20,924,211	—	20,924,211
Deposits from credit institutions	39,182,350	—	39,182,350
Money market operations through counterparties	143,238	—	143,238
Deposits from other creditors	142,954,661	(114,599)	142,840,062
Debt certificates (including bonds)	34,469,312	—	34,469,312
Subordinated liabilities (h)	7,399,613	3,891,094	11,290,707
Other financial liabilities	2,023,532	—	2,023,532
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK (g)	—	114,599	114,599
HEDGING DERIVATIVES (g)	—	3,970,012	3,970,012
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	—	—	—
Deposits from central banks	—	—	—
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	—	—
Debt certificates including bonds	—	—	—
Other liabilities	—	—	—
LIABILITIES UNDER INSURANCE CONTRACTS (a)	—	8,112,411	8,112,411
PROVISIONS	4,941,987	3,693,015	8,635,002
Provisions for pensions and similar obligations (f)	3,031,913	3,449,375	6,481,288
Provisions for taxes	—	86,645	86,645
Provisions for contingent exposures and commitments	209,270	70,438	279,708
Other provisions	1,700,804	86,557	1,787,361
TAX LIABILITIES	320,512	1,154,225	1,474,737
Current	105,716	—	105,716
Deferred	214,796	1,154,225	1,369,021
ACCRUED EXPENSES AND DEFERRED INCOME	1,299,472	—	1,299,472
OTHER LIABILITIES	8,633,291	(4,314,946)	4,318,345
Welfare fund	—	—	—
Other	8,633,291	(4,314,946)	4,318,345
EQUITY HAVING THE NATURE OF A FINANCIAL LIABILITY	—	—	—

TOTAL LIABILITIES	263,755,406	22,348,114	286,103,520

EQUITY	Closing balances for 2003	Differences	Opening balances for 2004
MINORITY INTERESTS	5,853,458	(3,936,294)	1,917,164
VALUATION ADJUSTMENTS	(2,211,849)	3,903,175	1,691,326
Available-for-sale financial assets (c)	—	1,677,380	1,677,380
Financial liabilities at fair value through equity	—	—	—
Cash flow hedges (g)	—	13,946	13,946
Hedges of net investments in foreign operations	—	—	—
Exchange differences (k)	(2,211,849)	2,211,849	—
Non-current assets held for sale	—	—	—
SHAREHOLDER’S EQUITY	15,024,786	(6,393,940)	8,630,846
Capital	1,565,968	—	1,565,968
Issued	1,565,968	—	1,565,968
Unpaid and uncalled (–)	—	—	—
Share premium	6,273,901	(469,083)	5,804,818
Reserves	5,884,171	(5,908,915)	(24,744)
Accumulated reserves (losses)	4,636,173	(5,248,473)	(612,300)
Retained earnings	—	—	—
Reserves (losses) of entities accounted for using the equity method	1,247,998	(660,442)	587,556
Associates	1,247,998	(660,442)	587,556
Jointly controlled entities	—	—	—
Other equity instruments	—	—	—
Equity component of compound financial instruments	—	—	—
Other	—	—	—
Treasury shares (l)	(66,059)	(15,942)	(82,001)
Income attributed to the Group	2,226,701	—	2,226,701
Dividends and remuneration	(859,896)	—	(859,896)

TOTAL EQUITY	18,666,395	(6,427,059)	12,239,336

TOTAL LIABILITIES AND EQUITY	282,421,801	15,921,055	298,342,856

RECONCILIATION OF THE CLOSING BALANCES FOR 2004 TO THE OPENING BALANCES FOR 2005

ASSETS	Closing balances for 2004	Differences	Opening balances for 2005
CASH AND BALANCES WITH CENTRAL BANKS	10,122,238	852	10,123,090
FINANCIAL ASSETS HELD FOR TRADING	30,426,845	16,609,215	47,036,060
Loans and advances to credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	27,498,188	2,898,391	30,396,579
Other equity instruments	2,928,657	2,762,228	5,690,885
Trading derivatives	—	10,948,596	10,948,596
Memorandum item: Loaned or advanced as collateral	—	—	—
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	—	1,059,490	1,059,490
Loans and advances to credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	—	58,771	58,771
Other equity instruments	—	1,000,719	1,000,719
Memorandum item: Loaned or advanced as collateral	—	—	—
AVAILABLE-FOR-SALE FINANCIAL ASSETS	37,180,593	15,822,952	53,003,545
Debt securities	33,843,746	11,193,482	45,037,228
Other equity instruments	3,336,847	4,629,470	7,966,317
Memorandum item: Loaned or advanced as collateral	—	—	—
LOANS AND RECEIVABLES	202,396,432	(5,504,229)	196,892,203
Loans and advances to credit institutions	16,958,178	(255,221)	16,702,957
Money market operations through counterparties	241,999	—	241,999
Loans and advances to other debtors	172,105,016	(21,944)	172,083,072
Debt securities	5,960,701	(463,192)	5,497,509
Other financial assets	7,130,538	(4,763,872)	2,366,666
Memorandum item: Loaned or advanced as collateral	—	—	—
HELD-TO-MATURITY INVESTMENTS	3,546,759	(1,325,257)	2,221,502
Memorandum item: Loaned or advanced as collateral	—	—	—
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—	—
HEDGING DERIVATIVES	—	4,273,450	4,273,450
NON-CURRENT ASSETS HELD FOR SALE	164,136	(4,981)	159,155
Loans and advances to credit institutions	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	—	—	—
Equity instruments	—	—	—
Tangible assets	164,136	(4,981)	159,155
Other assets	—	—	—

ASSETS	Closing balances for 2004	Differences	Opening balances for 2005
INVESTMENTS	7,147,077	(5,747,937)	1,399,140
Associates	7,147,077	(6,236,981)	910,096
Jointly controlled entities	—	489,044	489,044
INSURANCE CONTRACTS LINKED TO PENSIONS	3,852	(3,852)	—
REINSURANCE ASSETS	—	80,268	80,268
TANGIBLE ASSETS	3,619,223	320,413	3,939,636
For own use	3,510,789	(173,061)	3,337,728
Investment property	108,434	54,215	162,649
Other assets leased out under an operating lease	—	439,259	439,259
Assigned to welfare projects	—	—	—
Memorandum item: Acquired under a finance lease	—	—	—
INTANGIBLE ASSETS	4,806,817	(3,985,733)	821,084
Goodwill	4,435,851	(3,725,358)	710,493
Other intangible assets	370,966	(260,375)	110,591
TAX ASSETS	3,533,107	2,457,589	5,990,696
Current	85,965	79,994	165,959
Deferred	3,447,142	2,377,595	5,824,737
PREPAYMENTS AND ACCRUED INCOME	1,433,354	(715,599)	717,755
OTHER ASSETS	2,660,825	(936,743)	1,724,082
Inventories	3,344	276,553	279,897
Other	2,657,481	(1,213,296)	1,444,186

TOTAL ASSETS	307,041,258	22,399,898	329,441,156

LIABILITIES AND EQUITY	Closing balances for 2004	Differences	Opening balances for 2005
LIABILITIES
FINANCIAL LIABILITIES HELD FOR TRADING	1,331,501	12,802,912	14,134,413
Deposits from credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Deposits from other creditors	—	—	—
Debt certificates including bonds	—	—	—
Trading derivatives	—	12,802,912	12,802,912
Short positions	1,331,501	—	1,331,501
OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	—	834,350	834,350
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	834,350	834,350
Debt certificates including bonds	—	—	—
FINANCIAL LIABILITIES AT FAIR VALUE THROUGH EQUITY	—	—	—
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	—	—
Debt certificates including bonds	—	—	—
FINANCIAL LIABILITIES AT AMORTISED COST	271,183,419	4,400,108	275,583,527
Deposits from central banks	15,643,831	4,657,274	20,301,105
Deposits from credit institutions	48,174,366	(4,126,251)	44,048,115
Money market operations through counterparties	657,997	—	657,997
Deposits from other creditors	149,460,946	430,853	149,891,799
Debt certificates including bonds	44,413,762	1,068,359	45,482,121
Subordinated liabilities	8,107,752	4,219,625	12,327,377
Other financial liabilities	4,724,765	(1,849,752)	2,875,013
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	183,201	183,201
HEDGING DERIVATIVES	—	3,131,572	3,131,572
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	—	—	—
Deposits from central banks	—	—	—
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	—	—
Debt certificates including bonds	—	—	—
Other liabilities	—	—	—
LIABILITIES UNDER INSURANCE CONTRACTS	—	8,114,429	8,114,429
PROVISIONS	5,321,141	3,070,707	8,391,848
Provisions for pensions and similar obligations	3,275,995	3,028,289	6,304,284
Provisions for taxes	55,243	117,986	173,229
Provisions for contingent exposures and commitments	230,496	118,286	348,782
Other provisions	1,759,407	(193,854)	1,565,553
TAX LIABILITIES	323,200	1,297,595	1,620,795
Current	80,286	143,370	223,656
Deferred	242,914	1,154,225	1,397,139
ACCRUED EXPENSES AND DEFERRED INCOME	1,275,000	(9,220)	1,265,780
OTHER LIABILITIES	6,922,278	(4,546,300)	2,375,978
Welfare fund	—	—	—
Other	6,922,278	(4,546,300)	2,375,978
EQUITY HAVING THE NATURE OF A FINANCIAL LIABILITY	—	—	—

TOTAL LIABILITIES	286,356,539	29,279,354	315,635,893

EQUITY	Closing balances for 2004	Differences	Opening balances for 2005
MINORITY INTERESTS	4,609,521	(3,871,982)	737,539
VALUATION ADJUSTMENTS	(2,308,236)	4,415,150	2,106,914
Available-for-sale financial assets	—	2,320,133	2,320,133
Financial liabilities at fair value through equity	—	—	—
Cash flow hedges	—	(24,776)	(24,776)
Hedges of net investments in foreign operations	—	282,895	282,895
Exchange differences	(2,308,236)	1,836,898	(471,338)
Non-current assets held for sale	—	—	—
SHAREHOLDER’S EQUITY	18,383,434	(7,422,624)	10,960,810
Capital	1,661,518	—	1,661,518
Issued	1,661,518	—	1,661,518
Unpaid and uncalled (-)	—	—	—
Share premium	8,177,101	(1,494,498)	6,682,603
Reserves	6,776,473	(6,031,339)	745,134
Accumulated reserves (losses)	5,800,494	(5,356,301)	444,193
Retained earnings	—	—	—
Reserves (losses) of entities accounted for using the equity method	975,979	(675,038)	300,941
Associates	975,979	(967,826)	8,153
Jointly controlled entities	—	292,788	292,788
Other equity instruments	—	—	—
Equity component of compound financial instruments	—	—	—
Other	—	—	—
Treasury shares	(18,370)	(17,476)	(35,846)
Income attributed to the Group	2,801,904	120,692	2,922,596
Dividends and remuneration	(1,015,192)	(3)	(1,015,195)

TOTAL EQUITY	20,684,719	(6,879,456)	13,805,263

TOTAL LIABILITIES AND EQUITY	307,041,258	22,399,898	329,441,156

MEMORANDUM ITEMS
CONTINGENT EXPOSURES	21,652,940	(95,291)	21,557,649
Financial guarantees	21,202,083	(99,772)	21,102,311
Assets earmarked for third-party obligations	734	4,481	5,215
Other contingent exposures	450,123	—	450,123
CONTINGENT COMMITMENTS	66,884,166	(121,764)	66,762,402
Drawable by third parties	60,833,853	(116,975)	60,716,878
Other commitments	6,050,313	(4,789)	6,045,524

RECONCILIATION OF THE INCOME STATEMENT OF 2004

	2004	Differences	Re-expresed 2004
INTEREST AND SIMILAR INCOME (e)	12,466,255	(113,917)	12,352,338
INTEREST EXPENSE AND SIMILAR CHARGES (e) (h)	(6,100,675)	(347,269)	(6,447,944)
Remuneration of capital having the nature of a financial liability	—	—	—
Other	(6,100,675)	(347,269)	(6,447,944)
INCOME FROM EQUITY INSTRUMENTS (a)	703,729	(448,583)	255,146
A) NET INTEREST INCOME	7,069,309	(909,769)	6,159,540
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD (c)	359,992	(262,952)	97,047
Associates	359,992	(356,239)	3,753
Jointly controlled entities	—	93,287	93,287
FEE AND COMMISSION INCOME (e)	4,159,344	(102,363)	4,056,981
FEE AND COMMISSION EXPENSES (e)	(780,075)	136,116	(643,959)
INSURANCE ACTIVITY INCOME	(682)	391,300	390,618
Insurance and reinsurance premium income	—	2,062,030	2,062,030
Reinsurance premiums paid	—	(71,931)	(71,931)
Benefits paid and other insurance-related expenses	—	(1,704,113)	(1,704,113)
Reinsurance income	—	8,534	8,534
Net provisions for insurance contract liabilities	(682)	(413,062)	(413,744)
Finance income	—	708,901	708,901
Finance expense	—	(199,059)	(199,059)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (NET)	311,253	450,604	761,857
Held for trading (g)	1,295,873	(185,322)	1,110,551
Other financial instruments at fair value through profit or loss	—	1,296	1,296
Available-for-sale financial assets (c)	353,502	620,910	974,412
Loans and receivables	—	13,932	13,932
Other	(1,338,122)	(212)	(1,338,334)
EXCHANGE DIFFERENCES (NET)	312,504	(14,532)	297,972
B) GROSS INCOME	11,431,645	(311,596)	11,120,049
SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES	—	468,236	468,236
COST OF SALES	—	(341,745)	(341,745)
OTHER OPERATING INCOME	18,307	3,999	22,306
PERSONNEL EXPENSES (f)	(3,184,102)	(62,948)	(3,247,050)
OTHER ADMINISTRATIVE EXPENSES	(1,779,139)	(71,706)	(1,850,845)
DEPRECIATION AND AMORTISATION	(453,436)	5,230	(448,206)
Tangible assets	(361,212)	(2,100)	(363,312)
Intangible assets	(92,224)	7,330	(84,894)
OTHER OPERATING EXPENSES	(215,697)	83,558	(132,139)
NET OPERATING INCOME	5,817,578	(226,972)	5,590,606
IMPAIRMENT LOSSES (NET)	(1,518,679)	560,485	(958,194)
Available-for-sale financial assets	(18,713)	74,569	55,856
Loans and receivables (d)	(930,727)	146,818	(783,909)
Held-to-maturity investments	—	—	—
Non-current assets held for sale	—	4,222	4,222
Investments	—	(39,508)	(39,508)
Tangible assets	12,453	(10,318)	2,135
Goodwill (b)	(581,692)	384,702	(196,990)
Other intangible assets	—	—	—
Other assets	—	—	—
PROVISION EXPENSE (NET)	(844,336)	(6,221)	(850,557)
FINANCE INCOME FROM NON-FINANCIAL ACTIVITIES	—	8,737	8,737
FINANCE EXPENSES FROM NON-FINANCIAL ACTIVITIES	—	(4,712)	(4,712)
OTHER GAINS	1,060,783	(438,603)	622,180
Gains on disposal of tangible assets	96,535	6,339	102,874
Gains on disposal of investments	625,650	(308,140)	317,510
Other	338,598	(136,802)	201,796
OTHER LOSSES	(365,874)	94,654	(271,220)

Losses on disposal of tangible assets	(20,571)	(1,879)	(22,450)
Losses on disposal of investments	(36,254)	27,127	(9,127)
Other	(309,049)	69,406	(239,643)
D) INCOME BEFORE TAX	4,149,472	(12,632)	4,136,840
INCOME TAX	(957,004)	(71,627)	(1,028,631)
MANDATORY TRANSFER TO WELFARE FUNDS	—	—	—
E) INCOME FROM CONTINUING OPERATIONS	3,192,468	(84,259)	3,108,209
INCOME OR LOSS FROM DISCONTINUED OPERATIONS (NET)	—	—	—
F) CONSOLIDATED INCOME FOR THE PERIOD	3,192,468	(84,259)	3,108,209
INCOME ATTRIBUTED TO MINORITY INTERESTS	390,564	(204,951)	185,613
G) INCOME ATTRIBUTED TO THE GROUP	2,801,904	120,692	2,922,596

MAIN EFFECTS OF ADAPTATION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSS)

The estimated main effects of adaptation to the new standards are as follows:

a)	Basis of consolidation

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

The principal effect in stockholders’ equity was a decrease of €1,923 million.

The principal effect in net income was an increase of €299 million.

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

January 1, 2004 was considered to be the date of application of the rules on the derecognition of financial instruments, Transactions which on or after that date met the recognition and derecognition requirements included in IASs 32 and 39 were removed from the balance sheet (Note 14.3). However, the securitization funds created subsequent to January 1, 2004 through the transfer of derecognised loans, of which the Group retains certain of the risks or rewards, were included in the consolidated financial statements.

The principal effect in stockholders’ equity was an increase of €739 million.

The effect in net income of change the evaluation of these holdings (less than 20%) from the equity accounting method to lower of cost or market was a decrease of €95 million. There was, in addition, a reclassification of €198 million from share of profit or loss of entities accounted for using the equity method to gains/losses on financial assets and liabilities (net.)

d)	Loan portfolio provisioning

The BBVA Group estimated the impact of recording the provisions for the loan portfolio using the methods described in Note 2.2.c for estimating the impairment of financial instruments.

The principal effect in stockholders’ equity was a decrease of €158 million.

The effect in net income was a increase of €7 million.

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

The principal effect in stockholders’ equity was a decrease of €194 million.

The effect in net income was a decrease of €46 million.

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

As a result of the application of these criteria, the Group reviewed all its actuarial assumptions for existing commitments and funded all the deficits relating to externalised commitments existing at January 1, 2004, the date of transition to EU-IFRSs.

All cumulative actuarial losses at January 1, 2004 were recognised with a charge to reserves.

The principal effect in stockholders’ equity was a decrease of €953 million.

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

The most significant impacts of EU-IFRSs are the measurement and recognition at fair value of derivatives existing at the date of transition to IFRS, January 1, 2004. The unrealized gains recognized in equity were not allowed to be recognized under previous generally accepted accounting principles.

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

The principal effect in stockholders’ equity was an increase of €50 million.

The principal effect in net income for this change was a decrease of €16 million.

h)	Preference shares

Preference shares that do not comply with Rule Fifty-Four of Bank of Spain Circular 4/2004 are classified under the heading “Subordinated Liability” on the liability side of the balance sheet.

This reclassification has no effect on the calculation of eligible equity for the purposes of Bank of Spain Circular 5/1993, since these preference shares are still included in tier-one capital.

The principal effect in stockholders’ equity was a decrease of €3,522 million.

The principal effect in net income was a reclassification of €190 million from “Income attributed to minority interests” to “interest expense and similar charge”.

i)	Tangible assets

In the case of tangible assets, the Group used as attributed cost on the revaluation date the amounts revalued prior to January 1, 2004, on the basis of the legislation then in force. In this connection, the revaluations performed under Spanish law and the adjustments for inflation made by subsidiaries in countries with inflation accounting were considered as deemed cost taking in to consideration that, at the dated of the revaluation, this deemed cost was comparable to fair value.

Also, certain tangible asset items were recognised at fair value and, therefore, this value was used as attributed cost at January 1, 2004.

The principal effect in stockholders’ equity was a decrease of €120 million.

The principal effect in net income was a reclassification of €108 million from “Other administrative expenses” to “Depreciation and amortization”.

j)	Equity-instrument-based employee compensation

As permitted by IFRS 1 and Transitional Provision One of Bank of Spain Circular 4/2004, IFRS 2 were not applied to the equity instruments granted to employees before 7 November 2002 title to which had not yet passed to these employees on January 1, 2005.

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