Form 20-F/A
period 2006-12-31
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
filed 2007-05-14
CIK 842180

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Yes  ☐    No  ☒

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

EXPLANATORY NOTE

BBVA is filing this amendment to its annual report on Form 20-F for the year ended December 31, 2006 (filed with the Securities and Exchange Commission on March 30, 2007 (the “original filing”)) to report a reclassification between the lines “net income in accordance with U.S. GAAP before changes in accounting principles” and “changes in accounting principles” of the income statement under US GAAP for the year ended December 31, 2005. This matter does not modify the net income presented under US GAAP for the year ended December 31, 2005.

Accordingly, amounts included in Note 62 Differences between IFRS and United States generally accepted accounting principles and certain other required disclosures appearing solely on the following pages have been amended:

Page 132	Item 15 Report of Independent Public Accounting Firm
Page F-3	Report of Independent Public Accounting Firm
Pages F-112 and F-113	Note 62 - Income Statement
Page F-113	Note 62 - Earning per share
Pages F-124 and F-125	Note 62 - Pension Plan Cost
Page F-126	Note 62 - Earning per share
Pages F-131 and F-132	Note 62 - Consolidated Statements of Income under U.S. GAAP

In addition, we have attached hereto the exhibits required as a result of this amendment. Except for these specific amendments, we have not made any modifications or updates to the original filing, and all other information contained in the original filing remains unchanged. This amendment does not describe other information, events or development occuring after the original filing, including exhibits, or modify or update those disclosures affected by any subsequent events. This amendment should be read in conjunction with the company’s fillings made with the Securities and Exchange Commission subsequent to the original filing, as information in such reports and documents may update or supersede certain information contained in this amendment. This amendment retains the page numbering of the original filing for ease of reference.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2006, 2005 and 2004 of the Group and the related consolidated statements of income, changes in equity (recognized income and expense), and cash flows for the years then ended, and our report dated March 30, 2007 (May 11, 2007 as to the effects of the restatement discussed in Note 62), expressed an unqualified opinion on those Consolidated Financial Statements and included an explanatory paragraph stating that the EU-IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), that the information relating to the nature and effect of such differences is presented in Note 62 to the Consolidated Financial Statements of the Group that such Note explains that the Group under U.S. GAAP changed its method of recognition of actuarial gains and losses regarding defined benefit plans from deferral method to immediate recognition in 2005 and that certain information relating to the nature and effect of differences between EU-IFRS and U.S. GAAP for the period ended December 31, 2005 has been restated.

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and had duly caused this Amendment to the Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ JAVIER MALAGON NAVAS
Name:	JAVIER MALAGON NAVAS
Title:	Chief Accounting Officer

Date: May 14, 2007

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

International Financial Reporting Standards adopted by European Union vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 62 to the consolidated financial statements. Such Note explains that the Group under U.S. GAAP changed its method of recognition of actuarial gains and losses regarding defined benefit plans from deferral method to immediate recognition in 2005. Note 62 also discussed that certain information related to the nature and effect of differences between EU-IFRS and US-GAAP for the period ended December 31, 2005 has been restated.

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

DELOITTE, S.L.

Madrid – Spain

March 30, 2007 (May 11, 2007 as to the effects of the restatement discussed in Note 62)

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

The following tables set forth the adjustments to consolidated net income and to consolidated stockholders’ equity which would be required if U.S. GAAP had been applied to the accompanying Consolidated Financial Statements:

		Increase (Decrease) Year Ended December 31,
	Item #	2006	2005		2004
			Previously reported	Restated (*)
		(Thousands of Euros, except per share data)
NET INCOME
Profit for the year under IFRS		4,971,035	4,070,572	4,070,572	3,108,209
Income attributed to the minority interest under IFRS (*)		(235,156)	(264,147)	(264,147)	(185,613)
Income attributed to the Group under IFRS		4,735,879	3,806,425	3,806,425	2,922,596
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	(22,219)	(33,836)	(33,836)	(18,868)
Valuation of assets	2	(851)	(2,453)	(2,453)	20,414
Valuation of financial instruments	3	74,370	26,902	26,902	247,935
Accounting of goodwill	4	(346,596)	(478,450)	(478,450)	(316,215)
Translation of financial statements in high-inflation countries	5	—	—	—	—
Impact of SFAS 133	6	17,016	(99,551)	(99,551)	(69,344)
Loans adjustments	7	445,428	(303,277)	(303,277)	196,940
Intangible assets	8	—	(147,955)	(147,955)	93,679
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	9	68,665	694,230	988,092	11,908
Pension plan cost	10	—	—	(892,688)	—

Net income in accordance with U.S. GAAP before changes in accounting principles		4,971,692	3,462,035	2,863,209	3,089,046

		Increase (Decrease) Year Ended December 31,
	Item #	2006	2005		2004
			Previously reported	Restated (*)
		(Thousands of Euros, except per share data)
Changes in accounting principles
Pension plan cost	10	—	(2,164,038)	(1,271,350)	607
Tax effect of Pension plan cost adjustment	9	—	719,691	425,829	5,690

Net income in accordance with U.S. GAAP		4,971,692	2,017,688	2,017,688	3,095,343
Other comprehensive income, (loss) net of tax:
Foreign currency translation adjustments		(708,212)	1,138,449	1,138,449	(308,751)
Unrealized gains on securities:
Unrealized holding gains (losses) arising during period, net of tax		110,552	882,753	882,753	874,845
Reclassification adjustment, net of tax		—	—	—	(274,599)
Derivative instruments and hedging activities		106,777	(118,586)	(118,586)	(11,375)
Comprehensive income (losses) in accordance with U.S. GAAP		4,480,809	3,920,304	3,920,304	3,375,463
Net income per share (Euros)		1.46	0.59	0.59	0.92

(*)	As explained in Note 62.A.10.

	Item #	Increase (Decrease) Year Ended December 31,
		2006	2005	2004
		(Thousands of Euros)
STOCKHOLDERS’ EQUITY
Total Stockholders’ equity under IFRS		22,318,478	17,302,112	13,805,263
Minority interests under IFRS (*)		(768,162)	(971,490)	(737,539)
Total stockholders’ equity without minority interest under IFRS		21,550,316	16,330,622	13,067,724
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	5,536,634	5,558,853	5,587,640
Valuation of assets	2	(151,913)	(151,062)	(148,608)
Valuation of financial instruments	3	110,048	67,029	205,004
Accounting of goodwill	4	2,842,212	3,417,857	3,359,281
Translation of financial statements in high-inflation countries	5	(239,481)	(267,843)	(224,484)
Impact of SFAS 133	6	116,367	142,786	315,636
Loans adjustments	7	2,115,156	1,669,728	1,996,335
Intangible assets	8	—	—	195,966
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	9	(1,418,171)	(1,392,558)	(2,478,293)
Pension plan cost	10	—	—	1,589,071

Stockholders’ equity in accordance with U.S. GAAP		30,461,168	25,375,412	23,465,272

(*)	Under IFRS stockholders’ equity and net income includes the equity and net income corresponding to the stockholders of both the Parent and the minority interests. Under U.S. GAAP, stockholders’ equity and net income is made up only of the equity portion attributed to equity holders of the Parent. Therefore, for reporting purposes, the minority interest portion is excluded of stockholders’ equity and net income.

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

10. Pension plan cost-

Changes in accounting principles due to changes in method of amortization.

Until 2004 both under Spanish GAAP and U.S. GAAP, the cumulative actuarial losses and certain losses were amortized on a straight-line basis over the average expected years of work of employment.

At January 1, 2005, in accordance with IFRS 1 First-time adoption of International Financial Reporting Standards, all cumulative actuarial losses were accounted for in equity as of January 1, 2004 (see Appendix VI to Consolidated Financial Statements), and from January 1, 2004, the Group decided to adopt for IFRS an accounting policy to recognize actuarial losses have been accounted for in the income statement for the year when these losses have been incurred instead of using the corridor approach.

As a result of the accounting policy election above for IFRS, we decided from January 1, 2005 to also change our U.S. GAAP accounting policy for recognition of actuarial gains and losses from the corridor approach to immediate recognition in the income statement when they arise.

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

The amounts of pension plan cost adjustments presented in the IFRS to U.S. GAAP Net Income and Stockholders’ Equity reconciliation for the year 2005 were as follows:

•	charge to income statement related to First-time adoption IFRS at January 1, 2004 and effect for the year 2005: €1,271,350 thousand;

•	credit to income statement related to tax effect related to prior adjustment: €425,829 thousand.

•

There is no effect in reconciliation to stockholders’ equity for the year 2005, related to the fact that these two adjustments were recognized with counterparties a credit for and a charge to Retained earnings for €1,271,350 thousand and €425,829 thousand, respectively.

On a pro-forma basis, had the recognition in income statement of all cumulative actuarial losses adopted at the beginning of the earliest period presented, the effect net of tax in the Group’s net income for 2004 under U.S. GAAP would have been negative in €845,521 thousand (the effect in basic and diluted earnings per share would have been negative in 0.25).

Changes in accounting estimate due to changes scope of consolidation and actuarial assumptions

As disclosed in BBVA’s 2004 Form 20-F, under Spanish GAAP, BBVA was not required to consolidate certain of its controlled insurance companies that hold some of the group’s pension plan, but it applied equity method. However, no similar consolidation exception existed under U.S. GAAP.

Upon adoption of IFRS, BBVA began consolidated these insurance subsidiaries resulting in a change in accounting principle pursuant of paragraph 7 of IFRS 1 and recognized this change retroactively at the date of transition (January 1, 2004).

In connection with first time adoption process the Bank of Spain Circular issued guidance on how Banks should determine the actuarial assumptions for these types of pension plans that was required to be applied for both 2005 and 2004.

As a result, we recognize the change in consolidation and the use of the Bank of Spain required discount rates as part of the transition to IFRS. However, our definitive application of this guidance was available after we have already filed the 2004 20-F, such that the actuarial assumptions used for 2004 under U.S. GAAP differ from those used for IFRS.

During 2005, we decided that the Bank of Spain-Circular methodology to determine actuarial assumptions that provide a better, more refined estimate of the pension obligation so we decided to take use those assumptions for U.S. GAAP purposes.

This change in actuarial assumptions, similar to the change in amortization period was reported in our Form 20-F as a change in accounting principle because this item impacted the same line (pension provisions) that the change in amortization method explained in the preceding caption and both accounting changes arose as a consequence of the First Time Implementation of IFRS. However, as noted in Question 57 of FASB Staff Implementation Guide (Statement 87), “A Guide to Implementation of Statement 87 on Employers’ Accounting for Pensions: Questions and Answers,” this change should have been recognized as a change in estimated and recognized prospectively as part of net income from continuing operations.

The amounts of pension plan cost adjustments presented in the IFRS to U.S. GAAP Net Income and Stockholders’ Equity reconciliation for the year 2005 for this effect were as follows:

•	charge to income statement related to first-time adoption IFRS at January 1, 2004 and effect for the year 2005: €892,688 thousand;

•	credit to income statement related to tax effect related to prior adjustment: €293,862 thousand.

•

There is no effect in reconciliation to stockholders’ equity for the year 2005, related to the fact that these two adjustments were recognized with counterparties a credit for and a charge to Retained earnings for €892,688 thousand and €293,862 thousand, respectively.

On a pro-forma basis, had the recognition in income statement of all cumulative actuarial losses adopted at the beginning of the earliest period presented, the effect net of tax in the Group’s net income for 2004 under U.S GAAP would have been negative in €598,826 thousand (the effect in basic and diluted earnings per share would have been negative € 0.18).

There is no significant impact on our financial position, cash flow or results of operations that arise from potential GAAP differences between IFRS and U.S GAAP in pension obligation accounting because either BBVA has chosen the same criteria in U.S. GAAP and IFRS when it is permissible to do so or because the Group is not involved in specific transactions which can give rise to any difference in the reconciliation.

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

The computation of basis and diluted earnings per share as of December 31, 2006, 2005 and 2004 is presented in the following table:

	2006	2005 Previously reported	2005 Restated(*)	2004
	Thousands of Euros, except per share data
Numerator for basic earnings per share:
Income available to common stockholders (IFRS)	4,735,879	3,806,425	3,806,425	2,922,596
Income available to common stockholders (U.S. GAAP):
Before cumulative effect of changes in accounting principles	4,971,692	3,462,035	2,863,209	3,089,046
Cumulative effect of changes in accounting principles	—	(1,444,347)	(845,521)	6,297
After cumulative effect of changes in accounting principles	4,971,692	2,017,688	2,017,688	3,095,343
Numerator for diluted earnings per share:
Income available to common stockholders (IFRS)	4,735,879	3,806,425	3,806,425	2,922,596
Income available to common stockholders (U.S. GAAP):
Before cumulative effect of changes in accounting principles	4,971,692	3,462,035	2,863,209	3,089,046
Cumulative effect of changes in accounting principles	—	(1,444,347)	(845,521)	6,297
After cumulative effect of changes in accounting principles	4,971,692	2,017,688	2,017,688	3,095,343
Denominator for basic earnings per share	3,405,418,793	3,390,852,043	3,390,852,043	3,372,153,413
Denominator for diluted earnings per share	3,405,418,793	3,390,852,043	3,390,852,043	3,372,168,559
IFRS
Basic earnings per share (Euros)	1.39	1.12	1.12	0.87
Diluted earnings per share (Euros)	1.39	1.12	1.12	0.87
U.S. GAAP
Before cumulative effect of changes in accounting principles:
Basic earnings per share (Euros)	1.46	1.02	0.84	0.92
Diluted earnings per share (Euros)	1.46	1.02	0.84	0.92
After cumulative effect of changes in accounting principles:
Basic earnings per share (Euros)	1.46	0.59	0.59	0.92
Diluted earnings per share (Euros)	1.46	0.59	0.59	0.92

(*)	As explained in Note 62.A.10.

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

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED

DECEMBER 31, 2006, 2005 AND 2004

(Currency—Thousands of Euros)

	2006	2005 Previously Reported	2005 Restated(*)	2004
Interest Income
Interest and fees on loans and leases	13,744,456	9,892,700	9,892,700	7,573,162
Interest on deposits in other banks	1,109,595	970,755	970,755	721,811
Interest on securities purchased under agreements to resell	382,658	280,703	280,703	389,421
Interest on investment securities	4,352,998	4,510,024	4,510,024	2,414,141

Total interest income	19,589,707	15,654,182	15,654,182	11,098,535
Interest Expense
Interest on deposits	(5,974,967)	(4,950,595)	(4,950,595)	(3,441,055)
Interest on Bank of Spain & Deposit Guarantee Fund	(299,859)	(141,048)	(141,048)	(287,884)
Interest on short-term borrowings	(2,180,500)	(2,411,310)	(2,411,310)	(1,372,614)
Interest on long term debt	(2,756,502)	(1,415,449)	(1,415,449)	(1,077,813)

Total interest expense	(11,211,829)	(8,918,402)	(8,918,402)	(6,179,366)

Net Interest Income	8,377,878	6,735,780	6,735,780	4,919,169

Provision for loan losses	(1,031,238)	(943,120)	(943,120)	(662,988)

Net Interest Income after provision for loan losses	7,346,640	5,792,660	5,792,660	4,256,181

Non-interest income
Contingent liabilities (collected)	203,960	176,745	176,745	159,510
Collection and payments services (collected)	2,274,436	2,018,500	2,018,500	1,752,683
Securities services (collected)	2,016,566	1,947,746	1,947,746	1,758,088
Other transactions (collected)	623,720	526,133	526,133	489,063
Ceded to other entities and correspondents (paid)	(537,071)	(532,145)	(532,145)	(504,702)
Other transactions (paid)	(246,731)	(196,983)	(196,983)	(275,373)
Gains (losses) from:
Affiliated companies’ securities	1,293,383	149,901	149,901	965,939
Investment securities	2,729,328	1,199,897	1,199,897	3,178,038
Foreign exchange, derivatives and other, net	(902,111)	(108,914)	(108,914)	312,504
Other income	1,624,489	1,444,981	1,444,981	(947,053)

Total non-interest income	9,079,968	6,625,861	6,625,861	6,888,697

	2006	2005 Previously Reported	2005 Restated*	2004
Non-interest expense
Salaries and employee benefits	(3,988,585)	(3,602,242)	(4,494,930)	(3,252,101)
Occupancy expense of premise, depreciation and maintenance, net	(924,243)	(844,079)	(844,079)	(728,605)
General and administrative expenses	(1,891,022)	(1,745,057)	(1,745,057)	(1,135,679)
Impairment of goodwill	(12,322)	—	—	—
Net provision for specific allowances	(1,338,205)	(396,272)	(396,272)	(244,942)
Other expenses	(1,238,918)	(1,499,046)	(1,499,046)	(1,451,492)
Minority shareholder’s interest	(240,203)	(297,576)	(297,576)	(250,266)

Total non-interest expense	(9,633,498)	(8,384,272)	(9,276,960)	(7,062,785)

Income Before Income Taxes	6,793,111	4,034,249	3,141,561	4,082,093

Income tax expense	(1,821,419)	(572,214)	(278,352)	(986,750)

Income before change of accounting principles	4,971,692	3,462,035	2,863,209	3,095,343
Changes in accounting principles: pensions (note 59.A.10)	—	(2,164,038)	(1,271,350)	—
Tax effect of changes in accounting principles	—	719,691	425,829	—
Net Consolidated Income for the year	4,971,692	2,017,688	2,017,688	3,095,343

(*)	As explained in Note 62.A.10.

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