Form 20-F/A
period 2006-12-31
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
filed 2007-06-28
CIK 842180

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

Yes  ☐    No  ☒

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

EXPLANATORY NOTE

BBVA filed on May 14, 2007 an amendment (“Amendment No. 1”) to its annual report on Form 20-F for the year ended December 31, 2006 (filed with the Securities and Exchange Commission on March 30, 2007 (the “original filing”)) to report a reclassification between the lines “net income in accordance with U.S. GAAP before changes in accounting principles” and “changes in accounting principles” of the income statement under US GAAP for the year ended December 31, 2005. This matter does not modify the net income presented under US GAAP for the year ended December 31, 2005.

Amounts included in Note 62 Differences between the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and United States generally accepted accounting principles and certain other required disclosures appearing solely on the following pages were amended pursuant to Amendment No. 1:

Page 132	Item 15 Report of Independent Public Accounting Firm
Page F-3	Report of Independent Public Accounting Firm
Pages F-112 and F-113	Note 62 - Income Statement
Page F-113	Note 62 - Earning per share
Pages F-124 and F-125	Note 62 - Pension Plan Cost
Page F-126	Note 62 - Earning per share
Pages F-131 and F-132	Note 62 - Consolidated Statements of Income under U.S. GAAP

BBVA is filing this amendment to the original filing, as amended by Amendment No. 1, to clarify that BBVA’s basis of accounting is the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. The principal sections amended to clarify such matter are:

Page 2	Presentation of Financial Information
Page 8	Item 3. D. Risk Factors
Page 44	Item 4A Unresolved Staff Comments
Pages 45 and 48	Item 5 Critical Accounting Policies
Pages 72 and 73	Item 5 Operating Results
Page 132	Item 15 Controls and Procedures—Report of Independent Registered Public Accounting Firm
Page F-3	Report of Independent Registered Public Accounting Firm
Page F-13	Note 1.2- Basis of Presentation of the Consolidated Financial Statements
Page F-25	Note 2.2. e) Pensions Commitments and Other Commitments to Employees
Page F-80	Note 29 Commitments with Personnel
Pages F-112 to F-145	Note 62- Differences between the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and United States generally accepted accounting principles and other required disclosures

Certain conforming and related changes have been made in other sections. In addition, we have attached hereto the exhibits required as a result of this amendment.

Except for these specific amendments and the updating of Note 61, we have not made any modifications or updates to the original filing, and all other information contained in the original filing remains unchanged. This amendment does not describe other information, events or development occuring after the original filing, including exhibits, or modify or update those disclosures affected by any subsequent events. This amendment should be read in conjunction with the company’s filings made with the Securities and Exchange Commission subsequent to the original filing, as information in such reports and documents may update or supersede certain information contained in this amendment. This amendment retains the page numbering of the original filing for ease of reference.

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

•

“Consolidated Financial Statements” means BBVA’s audited Consolidated Financial Statements as of and for the years ended December 31, 2006, 2005 and 2004 prepared in accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

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

Accounting Principles Affecting 2006, 2005 and 2004

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their Consolidated Financial Statements for the years beginning on or after January 1, 2005 in conformity with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”). The Bank of Spain issued Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (the “Circular” or “Circular 4/2004”), which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption by the European Union of EU-IFRS. Therefore, the Group is required to prepare its Consolidated Financial Statements for the year ended December 31, 2006 (together with comparative financial information for the years ended December 31, 2005 and 2004) in conformity with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

Under IFRS financial institutions that have entity specific historical loss experience should evaluate impairment in future cash flows in a group of financial assets on the basis of such historical loss experience for assets with similar credit risk characteristics. The Group has entity specific historical loss experience. In applying the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 in our consolidated financial statements we must follow the methodology developed by the Bank of Spain in relation to allowances for loan losses based on historical statistical data relating to the entire Spanish financial system (peer group) until such time as the Bank of Spain has reviewed and verified our internal risk models (see Note 2.2.b.4). The Bank of Spain has allowed us to use our internal risk models with respect to a portion of the loan portfolio of our wholly-owned Mexican subsidiary, Bancomer. Once the Bank of Spain has completed its review and verification and considered whether our historical information is adequate, we expect to be allowed to use our internal models for our entire loan portfolio, but we cannot predict whether the Bank of Spain will require any modifications to such models.

Consistent with our past practice, we use our internal risk models for US GAAP purposes. As a result, there is an adjustment in the reconciliation to US GAAP in order to reflect in net income the reversal of the provisions recorded in each year and in stockholders’ equity the excess of the accumulated allowance for loan losses caused by the use of peer data as opposed to entity specific historical loss experience. Note 62.7 to our Consolidated Financial Statements provides additional information about this reconciliation.

The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 differs in certain significant respects from Spanish GAAP applicable to the years 2003 and 2002. As a result, our financial information presented under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 is not directly comparable to our financial information presented with respect to previous years under Spanish GAAP, and readers should avoid such a comparison. For quantitative information regarding the adjustments required to reconcile our Spanish GAAP financial information to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, see Appendix VI to the Consolidated Financial Statements.

See Note 62 to our Consolidated Financial Statements for a quantitative reconciliation of profit for the year and stockholders’ equity from the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to generally accepted accounting principles in the United States (“U.S. GAAP”).

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

EU-IFRS (*)

	Year ended December 31,
	2006	2005	2004
	(in millions of euros, except per share/ ADS data (in euro)
Consolidated Statement of Income data
Interest and similar income	19,210	15,848	12,352
Interest expense and similar charges	(11,216)	(8,932)	(6,447)
Income from equity instruments	379	292	255

Net interest income	8,374	7,208	6,160
Share of profit or loss of entities accounted for using the equity method	308	121	97
Fee and commission income	5,119	4,669	4,057
Fee and commission expenses	(784)	(729)	(644)
Insurance activity income	650	487	391
Gains/losses on financial assets and liabilities (net)	1,656	980	762
Exchange differences (net)	378	287	298

Gross income	15,700	13,023	11,121
Sales and income from the provision of non-financial services	605	576	468
Cost of sales	(474)	(451)	(342)
Other operating income	117	134	22
Personnel expenses	(3,989)	(3,602)	(3,247)
Other administrative expenses	(2,342)	(2,160)	(1,851)
Depreciation and amortization	(472)	(449)	(448)
Other operating expenses	(263)	(249)	(132)

Net operating income	8,883	6,823	5,591
Impairment losses (net)	(1,504)	(854)	(958)
Provision expense (net)	(1,338)	(454)	(850)
Finance income from non-financial activities	58	2	9
Finance expenses from non-financial activities	(55)	(2)	(5)
Other gains	1,129	285	622
Other losses	(142)	(208)	(271)

Income before tax	7,030	5,592	4,138
Income tax	(2,059)	(1,521)	(1,029)

Income from continuing operations	4,971	4,071	3,109
Income from discontinued operations (net)	—	—	—

Consolidated income for the year	4,971	4,071	3,109
Income attributed to minority interests	(235)	(265)	(186)
Income attributed to the Group	4,736	3,806	2,923

Per share/ADS(1) Data
Net operating income (2)	2.61	2.01	1.66
Numbers of shares outstanding (at period end)	3,551,969,121	3,390,852,043	3,390,852,043
Income attributed to the Group(2)	1.39	1.12	0.87
Dividends declared	0.637	0.531	0.442

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	Each American Depositary Share (“ADS” or “ADSs”) represents the right to receive one ordinary share.
(2)

Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period (3,406 million, 3,391 million and 3,369 million shares in 2006, 2005 and 2004, respectively).

EU-IFRS (*)

	Year ended December, 31
	2006	2005	2004
	(in millions of euros, except per share/ADS data (in euros) and percentages)
Consolidated balance sheet data
Total assets	411,916	392,389	329,441
Capital stock	1,740	1,662	1,662
Loans and receivables (net)	279,855	249,397	196,892
Deposits from other creditors	192,374	183,375	150,726
Marketable debt securities and subordinated liabilities	91,271	76,565	57,809
Minority interests	768	971	738
Stockholders’ equity	18,210	13,034	10,961
Consolidated ratios
Profitability ratios:
Net interest margin(3)	2.12%	1.98%	1.91%
Return on average total assets(4)	1.26%	1.12%	0.97%
Return on average equity (5)	37.6%	37.0%	33.2%
Credit quality data
Loan loss reserve	6,417	5,587	4,622
Loan loss reserve as a percentage of total loans and receivables (net)	2.29%	2.19%	2.31%
Substandard loans	2,492	2,346	2,202
Substandard loans as a percentage of total loans and receivables (net)	0.89%	0.94%	1.12%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
(3)	Represents net interest income as a percentage of average total assets.
(4)	Represents consolidated income for the year as a percentage of average total assets.
(5)	Represents income attributed to the Group as a percentage of average stockholders’ equity.

U.S. GAAP Information

	Year ended December 31,
	2006	2005	2004	2003	2002
	(in millions of euros, except per share/ ADS data (in euro) or as otherwise indicated)
Consolidated statement of income data
Net income	4,972	2,018	3,095	1,906	1,846
Basic earnings per share/ADS(1)(2)	1.460	0.595	0.918	0.60	0.58
Diluted earnings per share/ADS(1)(2)	1.460	0.595	0.918	0.60	0.58
Dividends per share/ADS (in dollars) (1)(2)(3)	0.807	0.658	0.552	0.34	0.33
Consolidated balance sheet data
Total assets(4)	420,971	401,799	314,350	287,912	290,430
Stockholders’ equity(4)	30,461	25,375	23,465	19,583	18,908
Basic stockholders’ equity per share/ADS(1)(2)	8.94	7.48	6.96	6.13	5.92
Diluted stockholders’ equity per share/ADS(1)(2)	8.94	7.48	6.96	6.13	5.91

(1)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period.
(2)	Each ADS represents the right to receive one ordinary share.
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

Publicly available information about public companies in Spain is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States. In addition, although we are subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934 (the “Exchange Act”), the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Finally, we maintain our financial accounts and records and prepare our financial statements in conformity with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which differs in certain respects from U.S. GAAP, the financial reporting standard to which many investors in the United States may be more accustomed. See Note 62 of the Consolidated Financial Statements for the presentation of our stockholders’ equity and net income reconciled to U.S. GAAP.

We have a substantial amount of commitments with personnel considered wholly unfunded due to the absence of qualifying plan assets.

The amounts of commitments with personnel considered wholly unfunded are recognized in the heading “Provisions—Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets.

These amounts include “Post-employment benefits”, “Early Retirements” and “Post-employment welfare benefits”, amounted to €2,817 million, €3,186 million and €223 million, respectively, as of December 31, 2006.

These amounts are considered wholly unfunded due to the absence of qualifying plan assets.

In order to avoid the liquidity risk related to:

•

“Post- employment benefits” commitments, the Group maintains insurance contracts which were contracted with insurance companies owned by the Group (Note 2.2.e). The insurance companies have recorded in their balance sheets specific assets (fixed interest deposit and bonds) assigned to the funding of these commitments. The insurance companies manage derivatives (mainly swaps) to mitigate the interest rate risk regarding the payments of these commitments.

•

“Early Retirements” and “Post-employment welfare benefits”, the Assets and Liabilities Committee (ALCO) of the Group manages a specific assets portfolio to mitigate the liquidity risk regarding the payments of these commitments. These assets are government and cover bonds (AAA/AA rated). These bonds are issued at fixed interest rates and their maturities are matching the maturity of aforementioned commitments. The Assets and Liabilities Committee (ALCO) manages derivatives (mainly swaps) to mitigate the interest rate risk regarding the payments of these commitments.

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

Holdings in Industrial and Financial Companies

The Holdings in Industrial and Financial Companies business unit manages the Group’s holdings in listed industrial companies, principally Telefónica, S.A., Iberdrola, S.A. and until June 2006, Repsol, as well as its financial holdings, which are currently limited to Banco Bradesco S.A. All of these shareholdings are recorded on our consolidated balance sheet as “available-for-sale”. As of December 31, 2006, the portfolio of shareholdings of this business unit had a market value (including equity swaps) of €7,387 million. In 2006, the BBVA Group’s holdings in industrial and financial companies generated €257 million in dividends (an increase of 25% over 2005) and net trading income of €333 million, a 11.8% increase over 2005 (excluding the divestitures in BNL and Repsol).

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

EU-IFRS (*)

	At December 31,
	2006	2005	2004
	(in millions of euros, except percentages)
Loan loss reserve at beginning of period:
Domestic	3,079	2,374	1,771
Foreign	2,508	2,248	3,274

Total loan loss reserve at beginning of period	5,587	4,622	5,046

Loans charged off:
Government and other Agencies	0	0	0
Real estate and loans to individuals	(255)	(138)	(103)
Commercial and financial	(2)	(76)	(36)
Other	0	0	0
Total Domestic	(257)	(215)	(134)
Foreign	(289)	(452)	(579)

Total loans charged off	(546)	(667)	(713)

Provision for loan losses:
Domestic	883	624	737
Foreign	778	196	408

Total provision for loan losses	1,661	820	1,145
Acquisition and disposition of subsidiaries	69	144	—
Effect of foreign currency translation	(332)	370	(146)
Other	(21)	297	(708)

Loan loss reserve at end of period:
Domestic	3,735	3,079	2,374
Foreign	2,683	2,508	2,248
Total loan loss reserve at end of period	6,417	5,587	4,622
Loan loss reserve as a percentage of total loans and leases at end of period	2.45%	2.52%	2.63%
Net loan charge-offs as a percentage of total loans and leases at end of period	0.21%	0.30%	0.41%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

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

Substandard Loans

We classify loans as substandard loans in accordance to the requirements under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 in respect of “impaired loans”. As we described in Note 2.2.b.4 to the Consolidated Financial Statements, loans are considered to be impaired loans, and accrual of the interest thereon is suspended, when there are reasonable doubts that the loans will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions. In addition, all loans that are 90 days past due, even if well-collateralized and in the process of being collected, are automatically considered non-accrual if they are classified as substandard loans.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

Interest on all of our substandard non-accrual loans is not credited to income until actually collected. The amount of gross interest income that would have been recorded in respect of our substandard loans as of December 31, 2006, 2005 and 2004 under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €1,107 million, €1,052 million and €750 million, respectively.

Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet repaid. The approximate amount of interest income on our substandard loans which was included in net attributable profit under Spanish GAAP in 2003 was €357.4 million. The approximate amount of interest income on our substandard loans which was included in income attributed to the Group in 2006, 2005 and 2004 under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €130.7 million, €148.1 million and €138.3 million, respectively

The following table provides information regarding our substandard loans for periods indicated.

EU-IFRS (*)

	At December 31,
	2006	2005	2004
	(in millions of euros, except percentages)
Substandard loans:
Domestic	1,128	849	954
Public sector	151	33	33
Other resident sectors	953	721	832
Non-resident sector	24	96	89
Foreign	1,363	1,497	1,248
Public sector	62	89	74
Other resident sectors	0	73	48
Non-resident sector	1,301	1,335	1,126

Total substandard loans	2,492	2,346	2,202

Total loan loss reserve	6,417	5,587	4,622

Substandard loans net of reserves	(3,926)	(3,241)	(2,420)
Substandard loans as a percentage of loans and leases	0.95%	0.92%	1.10%
Substandard loans (net of reserves) as a percentage of loans and leases	(1.50)%	(1.27)%	(1.21)%

Spanish GAAP

	At December 31,
	2003	2002
	(in millions of euros, except percentages)
Substandard loans:
Non-performing loans	2,672	3,474
Public sector	535	508
Other resident sectors	733	771
Non-resident sector
Country risk	12	196
Other	1,392	1,999
Other non-performing loans	454	57
Resident sector	—	—
Non-resident sector	454	57

Total substandard loans	3,127	3,531

Loan loss reserve
Credit loan loss reserve	4,444	5,098
Other loan loss reserve—Fixed income portfolio	121	125
Credit entities	171	123

Total loan loss reserve	4,736	5,346

Substandard loans net of reserves	(1,609)	(1,815)
Non-performing loans as a percentage of total loans and leases	1.74%	2.37%
Non performing loans (net of reserves) as a percentage of total loans	(1.16)%	(1.11)%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

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

Critical Accounting Policies

The BBVA Group’s Consolidated Financial Statements as of and for the years ended December 31, 2006 and December 31, 2005 were prepared by the Bank’s directors in accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Group’s equity and financial position at December 31, 2006 and December 31, 2005, and the results of its operations, the changes in consolidated equity and the consolidated cash flows in 2006 and 2005. These Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group (Note 2.2 to the Consolidated Financial Statements).

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

The presentation format used under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 vary in certain respects from the presentation format and accounting rules required to be applied under U.S. GAAP and other rules that are applicable to U.S. banks. The tables included in Note 62 to our Consolidated Financial Statements give the effect that application of U.S. GAAP would have on income for the year and stockholders’ equity.

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

As a general rule, the carrying amount of a specifically identified impaired loan is adjusted with a charge to the consolidated income statement for the year in which the impairment becomes known, and the recoveries of previously recognized impairment losses are recognized in the consolidated income statement for the year in which the impairment is reversed or reduced.

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

The Group has implemented a methodology which complies with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and is consistent with the Bank of Spain’s requirements related to the determination of the level of provisions required to cover inherent losses. The aforementioned methodology takes as the first step the classification of portfolios considered as normal risk (debt instruments not valued at their fair value with changes in the income statement, as with contingent risks and contingent commitments). Once the portfolios have been classified in the aforementioned groups, the Bank of Spain, based on its experience and the information available to it with respect to the Spanish banking sector, has determined the method and amount of the parameters that entities should apply in the calculation of the provisions for inherent losses in debt instruments and contingent risks classified as normal risk.

The Group estimates the provisions to be made to create these allowances using models based on our own credit loss experience and management’s estimates of future credit losses. The Group has developed internal risk models, based on historical information available for each country and type of risk (homogenous portfolios). For a discussion of our credit risk management system, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. These models produce a range of results that comprises the level of provisions that we arrive at using the model established by the Bank of Spain as explained above. These internal models may be applied in future periods but are subject to local regulatory review (the Bank of Spain). In order for each internal model to be considered valid by the local regulator, the calculation should be methodologically correct, and be supported by historical information which covers at least one complete economic cycle and stored in databases which are consistent with information that has been audited by both the Group’s internal audit function. The Bank of Spain has allowed us to use our internal risk models with respect to a portion of the loan portfolio of our wholly-owned Mexican subsidiary, Bancomer.

The development of the internal model has led to the introduction of databases that can be used to accurately estimate the risk parameters required in the calculation of capital and expected loss, following best practices in the market and the guidelines of the New Capital Accord (Basel II).

Although there should be no substantial difference in the calculation of loan allowances between the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP, the Bank has included in the reconciliation of stockholders’ equity and net income a difference between both GAAP related to the determination of allowance losses not allocated to specific loans. According to U.S. GAAP, the loan loss allowance should represent the best estimate of probable losses, and the Bank determines this amount using its internal risk models which are populated with its historical experience. Under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, the Bank has additionally applied the statistical percentages obtained from historical trends as determined by the Bank of Spain’s guidance (peer data). As a result, the loan allowances not allocated to specific loans, as determined by using this method, are higher than those meeting the requirements of U.S. GAAP, being the amounts determined under both generally accepted accounting principles within the range of possible estimated losses calculated internally by the Group based on its historical loss experience.

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

Material Differences between U.S. GAAP and the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004

As of December 31, 2006, 2005 and 2004, our Consolidated Financial Statements have been prepared in accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which differ in certain respects from U.S. GAAP. The tables included in Note 62 to our Consolidated Financial Statements give the effect that application of U.S. GAAP would have on income for the year and stockholders’ equity as reported under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

The transition of the Group’s Consolidated Financial Statements to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 has been carried out by applying IFRS 1: First-Time Adoption of International Financial Reporting Standards (“IFRS 1”); as January 1, 2004 was the beginning of the earliest period presented for comparative purposes under the new accounting standards. This date is considered as the date of transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

As a general rule, the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 in force at December 31, 2006 must be applied retrospectively to prepare an opening balance sheet at the date of transition and all following periods. IFRS 1 provides for certain exemptions from full retrospective application of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 in the opening balance sheet. The main exemptions are disclosed in Appendix VI to our Consolidated Financial Statements.

Reconciliation to U.S. GAAP

As of December 31, 2006, 2005 and 2004, stockholders’ equity under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 were €21,550 million, €16,330 million and €13,068 million, respectively.

As of December 31, 2006, 2005 and 2004, stockholders’ equity under U.S. GAAP would have been €30,461 million, €25,375 million and €23,465 million, respectively.

The increase in stockholders’ equity under U.S. GAAP as of December 31, 2006, December 31, 2005 and December 31, 2004 as compared with stockholders’ equity under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 at each of those dates is principally due to the goodwill that arose from the business combinations with Argentaria (2000) and Bancomer (2004). See Note 62 to our Consolidated Financial Statements.

As of December 31, 2006, 2005 and 2004, to income attributed to the Group under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 were €4,735 million, €3,806 million and €2,923 million, respectively.

As of December 31, 2006, 2005 and 2004, net income under U.S. GAAP would have been €4,972 million, €2,018 million and €3,095 million, respectively.

The differences in net income in 2006 under U.S. GAAP as compared with income attributed to the Group for the year in 2006 under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 are principally due to the following reconciliation items: “loans adjustments” and “accounting of goodwill.” The decrease in net income in 2005 between both GAAP is principally due to in the first adoption of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 we have taken certain charges to stockholders’ equity as of January 1, 2004, while under U.S. GAAP we have taken these charges to stockholders’ equity as of January 1, 2005. See Note 62 to our Consolidated Financial Statements.

See Note 62 to our Consolidated Financial Statements for a quantitative reconciliation of net income and stockholders’ equity to U.S. GAAP.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2006, 2005 and 2004 of the Group and the related consolidated statements of income, changes in equity (recognized income and expense), and cash flows for the years then ended, and our report dated March 30, 2007 (May 11, 2007 as to the effects of the restatement discussed in Note 62 and June 28, 2007 as to subsequent events discussed in Note 61), expressed an unqualified opinion on those Consolidated Financial Statements and included an explanatory paragraph stating that the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), that the information relating to the nature and effect of such differences is presented in Note 62 to the Consolidated Financial Statements of the Group that such Note explains that the Group under U.S. GAAP changed its method of recognition of actuarial gains and losses regarding defined benefit plans from deferral method to immediate recognition in 2005 and that certain information relating to the nature and effect of differences between the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP for the period ended December 31, 2005 has been restated.

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

Date: June 28, 2007

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE

YEAR ENDED DECEMBER 31, 2006

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-3

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated balance sheets	F-4

Consolidated income statements	F-8

Statements of changes in consolidated equity	F-10

Consolidated cash flow statements	F-11

Notes to the consolidated financial statements

1. Introduction, basis of presentation of the consolidated financial statements and other information	F-13

2. Basis of consolidation, accounting policies and measurement bases applied	F-15

3. Reconciliation of the closing balances for 2003 and 2004 to the opening balances for 2004 and 2005	F-32

4. Banco Bilbao Vizcaya Argentaria Group	F-32

5. Distribution of profit	F-39

6. Earnings per share	F-39

7. Basis and methodology information for segment reporting	F-40

8. Remuneration of the Bank’s directors and senior management	F-43

9. Risk exposure	F-45

10. Cash and balances with central banks	F-52

11. Financial assets and liabilities held for trading	F-52

12. Other financial assets at fair value through profit or loss	F-55

13. Available-for-sale financial assets	F-55

14. Loans and receivables	F-57

15. Held-to-maturity investments	F-61

16. Hedging derivatives (receivable and payable)	F-62

17. Non-current assets held for sale and liabilities associated with non-current assets held for sale	F-63

18. Investments	F-64

19. Reinsurance assets	F-64

20. Tangible assets	F-65

21. Intangible assets	F-68

22. Prepayments and accrued income and accrued expenses and deferred income	F-70

23. Other assets and liabilities	F-70

24. Other financial liabilities at fair value through profit or loss	F-70

25. Financial liabilities at fair value through equity	F-71

26. Financial liabilities at amortised cost	F-71

27. Liabilities under insurance contracts	F-78

28. Provisions	F-78

29. Commitments with personnel	F-79

30. Minority interests	F-88

31. Changes in total equity	F-89

32. Capital stock	F-90

33. Share premium	F-91

34. Reserves	F-91

35. Treasury shares	F-93

36. Capital ratio	F-94

37. Tax matters	F-95

38. Residual maturity of transactions	F-97

39. Fair value of assets and liabilities	F-97

40. Financial guarantees and drawable by third parties	F-98

41. Assets assigned to other own and third-party obligations	F-99

42. Other contingent assets	F-99

43. Purchase and sale commitments	F-99

44. Transactions for the account of third parties	F-100

45. Interest income and expense and similar items	F-100

46. Income from equity instruments	F-102

47. Fee and commission income	F-102

48. Fee and commission expenses	F-103

49. Insurance activity income	F-103

50. Gains/Losses on financial assets and liabilities	F-103

51. Sales and income from the provision of non-financial services and cost of sales	F-104

52. Other operating income and expenses	F-104

53. Personnel expenses	F-104

54. Other general administrative expenses	F-105

55. Finance income and expenses from non-financial activities	F-106

56. Other gains and other losses	F-106

57. Related party transactions	F-106

58. Accountants fees and services	F-107

59. Other information	F-108

60. Detail of the Directors’ holdings in companies with similar business activities	F-108

61. Subsequent events and IFRS recent pronouncements	F-109

62. Differences between the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and United States generally accepted accounting principles and other required disclosures	F-112

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group as of December 31, 2006, 2005 and 2004, the results of their operations and their cash flows for the years then ended, in conformity with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 (see Note 1.2).

The International Financial Reporting Standards adopted by the European Union required to be applied under the Bank of Spain’s Circular 4/2004 vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 62 to the consolidated financial statements. Such Note explains that the Group under U.S. GAAP changed its method of recognition of actuarial gains and losses regarding defined benefit plans from deferral method to immediate recognition in 2005. Note 62 also discusses that certain information related to the nature and effect of differences between the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP for the period ended December 31, 2005 has been restated.

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

DELOITTE, S.L.

Madrid – Spain

March 30, 2007 (May 11, 2007 as to the effects of the restatement discussed in Note 62 and June 28, 2007 as to subsequent events discussed in Note 61)

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

1.2. BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Under Regulation (EC) no 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”). The Bank of Spain issued Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (the “Circular” or “Circular 4/2004”), which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption by the European Union of EU-IFRS. Therefore, the Group is required to prepare its consolidated financial statements for the year ended December 31, 2006 in conformity with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

Under IFRS financial institutions that have entity specific historical loss experience should evaluate impairment in future cash flows in a group of financial assets on the basis of such historical loss experience for assets with similar credit risk characteristics. The Group has entity specific historical loss experience. In applying the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 in our consolidated financial statements we must follow the methodology developed by the Bank of Spain in relation to allowances for loan losses based on historical statistical data relating to the entire Spanish financial system (peer group) until such time as the Bank of Spain has reviewed and verified our internal risk models (see Note 2.2.b.4). The Bank of Spain has allowed us to use our internal risk models with respect to a portion of the loan portfolio of our wholly-owned Mexican subsidiary, Bancomer. Once the Bank of Spain has completed its review and verification and considered whether our historical information is adequate, we expect to be allowed to use our internal models for our entire loan portfolio, but we cannot predict whether the Bank of Spain will require any modifications to such models.

The BBVA Group’s consolidated financial statements for 2006 were prepared by the Bank’s directors (at the Board Meeting on February 12, 2007) in accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2, so that they present fairly the Group’s equity and financial position at December 31, 2006, and the results of its operations, the changes in consolidated equity and the consolidated cash flows in 2006. These consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group (Note 2.2).

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

The consolidated financial statements for the year ended December 31, 2005 were the first to have been prepared in accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004; these standards entail, with respect to the rules in force (Bank of Spain Circular 4/1991) when the Group’s consolidated financial statements for 2004 were prepared, significant changes in the accounting policies, measurement bases and presentation of the financial statements making up the annual financial statements. The main effects of the adaptation to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 are explained in Note 3 and Appendix VI.

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

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all material balances and effects of the transactions between consolidated companies were eliminated on consolidation. Since the accounting policies and measurement bases used in preparing the Group’s consolidated financial statements as of December 31, 2006 may differ from those used by certain Group companies, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

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

There are two methods for the recognition of jointly controlled entities: the equity method and the proportionate consolidation method. Under the proportionate consolidation method, the aggregation of balances and subsequent eliminations are only made in proportion to the Group’s ownership interest in the capital of these entities. The assets and liabilities assigned by the Group to jointly controlled operations and the Group’s share of the jointly controlled assets are recognised in the consolidated balance sheet classified according to their specific nature. Similarly, the Group’s share of the income and expenses of joint ventures is recognised in the consolidated income statement on the basis of their nature. As of December 31, 2006 this method was applied to the following entities: Holding de Participaciones Industriales 2000, S.A., PSA Finance Argentina Compañía Financiera, S.A., Ecasa, S.A., Forum Distribuidora, S.A., Darby – BBVA Latin American Investors, Ltd. and Forum Servicios Financieros, S.A.

Since the accounting policies and measurement bases used in preparing the Group’s consolidated financial statements as of December 31, 2006 may differ from those used by certain Group companies, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

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

Since the accounting policies and measurement bases used in preparing the Group’s consolidated financial statements as of December 31, 2006 may differ from those used by certain associates, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

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

The provisions for defined obligation retirement commitments were charged to the heading “Provisions for Pensions and Similar Obligations” in the accompanying consolidated income statements. The amounts recognized in the heading “Provisions—Funds for Pensions and Similar Obligations” (see Note 29) are considered wholly unfunded due to the absence of qualifying plan assets as defined by paragraph 7 of IAS 19.

The current contributions made by the Group’s companies for defined obligation retirement commitments covering current employees are charged to the heading “Personnel Expenses – Transfers to internal pension provisions” in the accompanying consolidated income statements.

•	Early retirements.

In 2006, 2005 and 2004, the Group offered certain employees the possibility of taking early retirement before reaching the age stipulated in the collective labor agreement in force. The corresponding provisions by the Group were recognized with a charge to the heading “Provision Expense (Net) - Transfers to Funds for Pensions and Similar Obligations—Early Retirements” in the accompanying consolidated income statements. The present values of the vested obligations are quantified on a case-by-case basis and they are recognized in the heading “Provisions - Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets. The amounts recognized in the heading “Provisions—Funds for Pensions and Similar Obligations” (see Note 29) are considered wholly unfunded due to the absence of qualifying plan assets as defined by paragraph 7 of IAS 19.

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

The present values of the vested obligations for post-employment welfare benefits are quantified on a case-by-case basis. They are recognized in the heading “Provisions - Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets and they are charged to the heading “Personnel expenses – Other personnel expenses” in the accompanying income statements. The amounts recognized in the heading “Provisions—Funds for Pensions and Similar Obligations” (see Note 29) are considered wholly unfunded due to the absence of qualifying plan assets as defined by paragraph 7 of IAS 19.

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

g) ENTITIES AND BRANCHES LOCATED IN COUNTRIES WITH HYPERINFLATIONARY ECONOMIES

None of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies. Accordingly, as of December 31, 2006, 2005 and 2004 it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.

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

3. RECONCILIATION OF THE CLOSING BALANCES FOR 2003 AND 2004 TO THE OPENING BALANCES FOR 2004 AND 2005

It is required that the first consolidated financial statements prepared in accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 include a reconciliation of the closing balances for the immediately preceding year to the opening balances for the year to which these financial statements refer.

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

The amounts recognized in the heading “Provisions—Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets, include:

a) “Post employment Commitments” covered with insurance contracts with insurance companies owned by the Group (see Note 2.2.e), which amounted to €2,816,956 thousand as of December 31, 2006.

These amounts are considered wholly unfunded due to the fact that the assets assigned to the funding of these commitments are assets of an affiliated insurance company and therefore, they do not qualify as plan assets as defined by paragraph 7 of IAS 19.

These assets are mainly fixed interest deposit and bonds. These assets are recognized at fair value (see Note 2.2.b) in the heading “Available-for-sale assets” in the accompanying consolidated balance sheets.

b) Other commitments: “Early Retirements” and “Post-employment welfare benefits”, amounted to €3,185,500 thousand and €222,688 thousand, respectively.

These amounts are considered wholly unfunded due to the absence of qualifying plan assets.

However, the Assets and Liabilities Committee (ALCO) of the Group manages an specific assets portfolio to cover the liquidity risk regarding the payments of these commitments.

These assets are government and covered bonds (AAA/AA rated). These bonds are issued at fixed interest rates and their maturities are matching the maturity of aforementioned commitments.

These assets are recognized at amortized cost in the heading “Held-to-maturity assets” in the accompanying consolidated balance sheets.

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

As of the date this Annual Report was filed with the SEC, the proposed transaction has been approved by the Board of Directors of each of BBVA and Compass, the Federal Reserve Board and the Alabama State Banking Department but remains subject to other regulatory and shareholder approvals. The aggregate consideration is composed of a fixed number of 196 million ordinary shares of BBVA and approximately $4.6 billion in cash.

On June 21, 2007, at an extraordinary general meeting of BBVA shareholders, BBVA shareholders approved the capital increase required to issue BBVA shares to be delivered to Compass stockholders as consideration in the transaction.

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

62. DIFFERENCES BETWEEN THE EU-IFRS REQUIRED TO BE APPLIED UNDER THE BANK OF SPAIN’S CIRCULAR 4/2004 AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES.

As described in Note 1, the accompanying Consolidated Financial Statements of the BBVA Group are presented in the formats stipulated by the Bank of Spain Circulars and were prepared by applying the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. Such formats and accounting principles vary in certain respects from those generally accepted in the United States (“U.S. GAAP”).

Following is a summary of the main differences between the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. generally accepted accounting principles:

• Net income and Stockholders’ Equity reconciliation to U.S. GAAP	A

• Consolidated Financial Statements	B

• Additional information required by U.S. GAAP	C

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

IFRS 1 First-time adoption provides with a number of exemptions and exceptions from full retrospective application (see Appendix VI). Net income, stockholders’ equity and the reconciliation to U.S. GAAP shown below would have been different if the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 had been applied fully retrospectively.

A) NET INCOME AND STOCKHOLDERS’ EQUITY RECONCILIATION BETWEEN THE EU-IFRS REQUIRED TO BE APPLIED UNDER THE BANK OF SPAIN’S CIRCULAR 4/2004 AND U.S. GAAP.

Accounting practices used by the Bank in preparing the Consolidated Financial Statements conform to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 , but do not conform to U.S. GAAP. A summarized reconciliation of stockholders’ equity as of December 31, 2006, 2005 and 2004 and net income for the years 2006, 2005 and 2004 to U.S. GAAP is set forth below.

The following tables set forth the adjustments to consolidated net income and to consolidated stockholders’ equity which would be required if U.S. GAAP had been applied to the accompanying Consolidated Financial Statements:

		Increase (Decrease) Year Ended December 31,
	Item #	2006	2005		2004
			Previously reported	Restated (***)
		(Thousands of Euros, except per share data)
NET INCOME
Profit for the year under IFRS (*)		4,971,035	4,070,572	4,070,572	3,108,209
Income attributed to the minority interest under IFRS (**)		(235,156)	(264,147)	(264,147)	(185,613)
Income attributed to the Group under IFRS (*)		4,735,879	3,806,425	3,806,425	2,922,596
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	(22,219)	(33,836)	(33,836)	(18,868)
Valuation of assets	2	(851)	(2,453)	(2,453)	20,414
Valuation of financial instruments	3	74,370	26,902	26,902	247,935
Accounting of goodwill	4	(346,596)	(478,450)	(478,450)	(316,215)
Translation of financial statements in high-inflation countries	5	—	—	—	—
Impact of SFAS 133	6	17,016	(99,551)	(99,551)	(69,344)
Loans adjustments	7	445,428	(303,277)	(303,277)	196,940
Intangible assets	8	—	(147,955)	(147,955)	93,679
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	9	68,665	694,230	988,092	11,908
Pension plan cost	10	—	—	(892,688)	—

Net income in accordance with U.S. GAAP before changes in accounting principles		4,971,692	3,462,035	2,863,209	3,089,046

		Increase (Decrease) Year Ended December 31,
	Item #	2006	2005		2004
			Previously reported	Restated (***)
		(Thousands of Euros, except per share data)
Changes in accounting principles
Pension plan cost	10	—	(2,164,038)	(1,271,350)	607
Tax effect of Pension plan cost adjustment	9	—	719,691	425,829	5,690

Net income in accordance with U.S. GAAP		4,971,692	2,017,688	2,017,688	3,095,343
Other comprehensive income, (loss) net of tax:
Foreign currency translation adjustments		(708,212)	1,138,449	1,138,449	(308,751)
Unrealized gains on securities:
Unrealized holding gains (losses) arising during period, net of tax		110,552	882,753	882,753	874,845
Reclassification adjustment, net of tax		—	—	—	(274,599)
Derivative instruments and hedging activities		106,777	(118,586)	(118,586)	(11,375)
Comprehensive income (losses) in accordance with U.S. GAAP		4,480,809	3,920,304	3,920,304	3,375,463
Net income per share (Euros)		1.46	0.59	0.59	0.92

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
(**)	Under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 stockholders’ equity and net income includes the equity and net income corresponding to the stockholders of both the Parent and the minority interests. Under U.S. GAAP, stockholders’ equity and net income is made up only of the equity portion attributed to equity holders of the Parent. Therefore, for reporting purposes, the minority interest portion is excluded of stockholders’ equity and net income.
(***)	As explained in Note 62.A.10.

	Item #	Increase (Decrease) Year Ended December 31,
		2006	2005	2004
		(Thousands of Euros)
STOCKHOLDERS’ EQUITY
Total Stockholders’ equity under IFRS (*)		22,318,478	17,302,112	13,805,263
Minority interests under IFRS (**)		(768,162)	(971,490)	(737,539)
Total stockholders’ equity without minority interest under IFRS (*)		21,550,316	16,330,622	13,067,724
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	5,536,634	5,558,853	5,587,640
Valuation of assets	2	(151,913)	(151,062)	(148,608)
Valuation of financial instruments	3	110,048	67,029	205,004
Accounting of goodwill	4	2,842,212	3,417,857	3,359,281
Translation of financial statements in high-inflation countries	5	(239,481)	(267,843)	(224,484)
Impact of SFAS 133	6	116,367	142,786	315,636
Loans adjustments	7	2,115,156	1,669,728	1,996,335
Intangible assets	8	—	—	195,966
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	9	(1,418,171)	(1,392,558)	(2,478,293)
Pension plan cost	10	—	—	1,589,071

Stockholders’ equity in accordance with U.S. GAAP		30,461,168	25,375,412	23,465,272

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
(**)	Under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 stockholders’ equity and net income includes the equity and net income corresponding to the stockholders of both the Parent and the minority interests. Under U.S. GAAP, stockholders’ equity and net income is made up only of the equity portion attributed to equity holders of the Parent. Therefore, for reporting purposes, the minority interest portion is excluded of stockholders’ equity and net income.

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

As described in Appendix VI, in accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, certain property and equipment items were revaluated and, therefore, this value was considered as deemed cost at January 1, 2004 taking into consideration that, at the date of the revaluation, this deemed cost was comparable to fair value.

Under U.S. GAAP, these adjustments to the deemed cost are not permitted due to the fact that they do not reflect an actual impairment.

As a consequence, there is an adjustment in the reconciliation to U.S. GAAP in order to reflect in the income statement the additional depreciation on the revalued property and equipment (€3,226 thousand, €3,079 thousand and €3,079 thousand as of December 31, 2006, 2005 and 2004) and the additional income related to property and equipment with lower book value under U.S. GAAP which have been sold during 2006 (€5,288 thousand as of December 31, 2006). The adjustment to stockholders’ equity reflects the reversal of the adjustments to the attributed cost (€112,409 thousand, €146,666 thousand and €149,746 thousand as of December 31, 2006, 2005 and 2004, respectively).

3. Valuation of financial instruments-

Group’s criteria of accounting for such securities are described in Note 2.2.b. As described in Appendix VI, the recognition, measurement and disclosure criteria included in IAS 32 and 39, were applied retrospectively to January 1, 2004 (the date of transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004).

This adjustment mainly refers to following:

Debt securities

Debt securities included in available-for-sale portfolio were recognized at fair value of the date of transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (January 1, 2004) through stockholders’ equity.

Under U.S. GAAP, in fiscal years ended prior to January 1, 2004, some unrealized losses regarding certain debt securities were recorded as ‘other-than- temporary’ impairments.

As a consequence, there is an adjustment in the reconciliation to U.S. GAAP in order to reflect in the income statement the additional income related to debt securities (€3,010 thousand, €17,140 thousand and €203,969 thousand as of December 31, 2006, 2005 and 2004, respectively). The adjustment to stockholders’ equity reflects the reversal of the adjustments to the fair value (increase €61,371 thousand, increase €72,973 thousand and decrease €18,694 thousand as of December 31, 2006, 2005 and 2004, respectively).

Equity securities

Equity securities included in available-for-sale portfolio were recognized at fair value of the date of transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (January 1, 2004) through stockholders’ equity.

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

As of December 31, 2006, there is an adjustment in the reconciliation to U.S. GAAP in order to reflect in the income statement the additional income related to the equity securities that have been sold (€71,750 thousand).

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

The main reasons that generate a difference in the reconciliation to U.S. GAAP in goodwill are the following:

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

Reversal of step acquisition

Investments acquired subsequent to obtaining control over a company (i.e. transactions involving the purchase of equity interests from minority shareholders) were treated as “equity transactions”. The amount of goodwill recorded under prior GAAP, at January 1, 2004, transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was recorded on the transactions performed after control was obtained were charged to “Minority Interests” and the surplus amount were charged to stockholders’ equity.

Under U.S. GAAP, these acquisitions are accounted for using the “purchase method” and, as a consequence, there is an adjustment in the reconciliation to U.S. GAAP in order to reflect the reversal of goodwill recorded prior to January 1, 2004, and the increase of stockholders’ equity.

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

5. Translation of financial statements in high-inflation countries-

As indicated in Note 2.2.g, after the transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which is January 1, 2004, none of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies. Accordingly, as of December 31, 2006, 2005 and 2004 it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.

In accordance to the exemption provided by IFRS 1 First-time Adoption of International Financial Reporting Standards, the cumulative effect of inflation recorded prior to January 1, 2004 (transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004) mainly relating to items of property, plant and equipment has not been removed. Therefore, the previous GAAP restated amounts have been used as deemed cost of property, plant and equipment as of the transition date.

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

6. Impact of SFAS 133

As of December 31, 2006, the main differences between IAS 39 and SFAS 133 that have resulted in reconciling items to net income and stockholder’s equity in the reconciliation to U.S. GAAP were as follows:

Fair value option

The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 allows for designation of any financial asset or financial liability as held at fair value through the profit or loss if one of the criteria described in IAS 39 is met.

FAS 115 allows designation of financial asset or financial liability as held for trading only if these are acquired and held primarily for resale in the near term to make a profit from short-term movements in market prices.

As of December 31, 2006 and 2005, we maintained certain financial assets and financial liabilities registered at fair value through the profit or loss which did not meet the conditions to be designated as financial asset or financial liability held for trading under U.S. GAAP. This difference resulted in a reconciling item to net income (an increase of €72,400 thousand and a decrease of €63,590 as of December 31, 2006 and 2005, respectively) and stockholder’s equity (a decrease of €17,176 thousand and €63,590 thousand as of December 31, 2006 and 2005, respectively) in the reconciliation to U.S. GAAP.

Retrospective application

As of December 31, 2003, in accordance with Spanish GAAP certain fair value hedges of fixed income securities and cash flow hedges of exchange rate risk were considered to be speculative in our U.S. GAAP reconciliation adjustment, since the required documentation was not available at the date on which the aforementioned hedges were designated as such.

As of January 1, 2004, the transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, these transactions continued to be designated as hedges, since they met all the requirements for hedge accounting.

As of December 31, 2004, in accordance with U.S. GAAP the Group maintained the criteria established in prior years and considered these transactions to be speculative, which accounted for a portion of the reconciliation adjustment for derivatives and hedges.

As a consequence, there is an adjustment in the reconciliation to U.S. GAAP in order to reflect in the net income (a decrease of €6,032 thousand, €26,384 thousand and €8,677 thousand as of December 31, 2006, 2005 and 2004, respectively) and in stockholders’ equity (an increase of €128,482 thousand, €147,913 thousand and €248,947 thousand as of December 31, 2006, 2005 and 2004, respectively) the speculative nature of these transactions under U.S. GAAP.

Methods used to assess hedge effectiveness

Even though the methodology to assess the hedge effectiveness is the same under both. GAAP, there are certain adjustments made in order to validate the hedge effectiveness that is permitted under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and not under U.S. GAAP.

The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 allows to designate a hedging instrument as hedging only a portion of the time period to maturity, and therefore adjust the effectiveness test to comply with the hedging objective. Under U.S. GAAP such hedges are not allowed.

As a consequence, in 2006 there is an adjustment in order to reverse these partial hedging transactions under U.S. GAAP. This difference resulted in a reconciling item to net income (an increase of €9,111 thousand) and stockholder’s equity (an increase of €5,061 thousand) in the reconciliation to U.S. GAAP. During 2005 and 2004 there were not these types of hedging transactions.

The fair value of derivatives that afforded hedge accounting treatment but did not qualify as hedges under U.S. GAAP as of December 31, 2006, 2005 and 2004 amounted negative to €47,338 thousand, €69,214 thousand and €106,913 thousand, respectively.

The fair value of derivatives that afforded hedge accounting treatment under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and qualify as hedges under U.S. GAAP as of December 31, 2006, 2005 and 2004 amounted negative to €269,082 thousand, €25,988 thousand and positive to €43,968 thousand, respectively.

Additionally to prior explained differences, as of December 31, 2005 and 2004, there was other difference between IAS 39 and SFAS 133 that resulted in a reconciling item to net income and stockholder’s equity to U.S. GAAP as follows:

Definition of a derivative

U.S. GAAP sets out requirements similar to those established by the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, except that the terms of the derivative contract should require or permit net settlement and have a notional amount. Contracts that do not comply with these requirements should be accounted according to the accounting provisions established for that particular instrument.

For example certain option and forward agreements to buy unlisted equity investments fall within the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 definition, not the U.S. GAAP definition, because of the absence of net settlement.

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

As of December 31, 2005 and 2004, we maintained an option to buy unlisted equity investments which fell within the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 definition of derivatives, but not the U.S. GAAP definition, because of the absence of net settlement. This difference resulted in a reconciling item to net income (€6,023 thousand in 2005) and stockholder’s equity (€58,463 thousand and €64,486 thousand in 2005 and 2004, respectively) to U.S. GAAP.

7. Loans adjustments

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

Under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, we calculate the allowance for incurred losses not yet assigned to specific loans in a portfolio using statistical procedures parameters established by the Bank of Spain. The methodology established by the Bank of Spain in the determination of the level of provisions required to cover inherent losses, is defined in Annex IX of the Circular 4/2004 of Bank of Spain as “losses incurred as at the date of the financial statements, calculated employing statistical methods, which are yet to be assigned to specific operations”. The Bank of Spain has explicitly stated that all the guidance in the Bank of Spain’s Circular 4/2004 complies with IFRS.

The Bank of Spain’s Circular 4/2004 requires us and all Spanish financial institutions to use specific credit risk segmentation of our loans portfolios and of “peer group” statistical percentages in determining the incurred losses not yet assigned to specific loans until the time in which our internal risk models have been reviewed and approved by the Bank of Spain.

According to the Bank of Spain’s Circular 4/2004 the Bank of Spain, based on its experience of and information on the Spanish banking sector, has determined the method and amount of the parameters entities must use to calculate the amounts needed to cover the impairment losses inherent in debt instruments and contingent exposures classified as standard. The Bank of Spain shall, by means of the appropriate amendment to the Bank of Spain’s Circular 4/2004 periodically update the parameters used in the method to reflect changes in the data for the sector.

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

•

Probability of Default (DP) is the probability that the counterpart defaults on its principal and/or interest payments. We also allocate the probability of default by using BBVA’s historical databases to ascertain how this probability varies in terms of the scores allocated by our tools and of other potentially relevant factors (e.g. the seasoning of the transaction). The default probability is linked to the rating/scoring of each customer/transaction. The measurement of DP uses a temporary ceiling of 1 year, meaning that it quantifies that the counterparty defaults within the following year. Default is defined as those amounts not paid within 90 days or more, as well as those outstanding amounts where there is doubt about the solvency of the counterparty (judgmental defaults).

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

As previously mentioned, the Bank of Spain’s Circular 4/2004 explicitly requires that the internal valuation allowance methodology described above shall be approved by the Bank of Spain prior to being used for financial statements purposes. Currently, the Bank of Spain has not yet verified such internal models. The Bank of Spain regulation requires that until such time that our internal models are approved, the models developed by the Bank of Spain must be used.

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

In our opinion, the use of “peer group” statistical assumptions, as required by the Bank of Spain for our Consolidated Financial Statements would not be appropriate under U.S. GAAP. Even when the amount falls within an acceptable range of estimated losses, we believe that amount does not correspond with the best estimate of loan losses.

For that reason, for U.S. GAAP purposes we have used our own appropriately adjusted experience in determining the allowance for loan losses and therefore the loan allowances not allocated to specific loans, as determined by the Bank of Spain’ guidance, result in a higher amount than those determined following the guidance described for U.S. GAAP.

As a consequence, there is an adjustment in the reconciliation to U.S. GAAP in order to reflect in the net income the reversal of the provision recorded in each year (an increase of €445,428 thousand, a decrease of €303,277 thousand and an increase of €196,940 thousand as of December 31, 2006, 2005 and 2004, respectively) and in stockholders’ equity the excess of the accumulated allowance for loans losses (an increase of €2,115,156 thousand, €1,669,728 thousand and €1,996,335 thousand as of December 31, 2006, 2005 and 2004, respectively).

8. Intangible assets

Intangible assets with finite lives are amortized over those useful lives. At transition date, the estimated useful lives were recalculated. In accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, the previous GAAP restated amounts have been used as deemed cost of certain intangible assets and the differences related to the previous carrying amounts of these intangible assets were accounted for in stockholders’ equity as of January 1, 2004.

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

As described in Note 2.2.o deferred tax assets and liabilities include temporary differences measured at the amount expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the year when the asset will be realized or the liability settled.

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

As required by SFAS 109, the effects of the change in Spanish tax laws were included in income (see Note 37.e)

The following is a reconciliation of the income tax provision under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to that under U.S. GAAP:

	2006	2005	2004
	Thousands of Euros
Income tax provision under IFRS (*)	2,059,301	1,521,181	1,028,631
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	(237,882)	(1,668,657)	(158,314)
Of which: Adjustments of deferred tax liability/assets for enacted changes in tax laws of U.S. adjustments	(325,629)	—	—
Income tax provision under U.S. GAAP	1,821,419	(147,476)	870,317

The following is a reconciliation of the deferred tax assets and liabilities recorded under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and those that should be recorded under SFAS 109.

	2006		2005		2004
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
	Thousands of Euros
As reported under IFRS (*)	4,703,397	(1,746,889)	5,553,710	(1,501,738)	5,801,891	(1,397,139)
Less-
Timing differences recorded under IFRS (*) and reversed in the reconciliation to U.S. GAAP	(1,355,106)	—	(1,333,337)	—	(345,287)	—
Tax effect of IFRS (*) to U.S. GAAP reconciliation adjustments	(14,604)	—	(15,926)	—	(2,350,060)	411,456
Plus-
Tax effect of IFRS (*) to U.S. GAAP reconciliation adjustments	101,395	(238,421)	176,432	(450,852)	184,015	(621,949)
As reported under SFAS 109 (gross)	3,435,082	(1,985,310)	4,380,879	(1,952,590)	3,290,559	(1,607,632)
Valuation reserve	(45,068)	—	(278,261)	—	(344,950)	—
As reported under SFAS 109 (net)	3,390,014	(1,985,310)	4,102,618	(1,952,590)	2,945,609	(1,607,632)

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004

The following is an analysis of deferred tax assets and liabilities as of December 31, 2006, 2005 and 2004 estimated in accordance with U.S. GAAP:

	December 31,
	2006	2005	2004
	(Thousands of euros)
Deferred Tax assets
Loan loss reserves	829,767	610,977	667,315
Unrealized losses on securities pension liability	1,645,499	1,645,126	1,098,916
Fixed assets	86,012	135,711	70,233
Net operating loss carryforward	330,178	664,447	843,567
Investments and derivatives	35,576	444,488	246,645
Goodwill	(74,128)	8,055	20,207
Other	582,178	872,075	343,676
Total deferred tax assets	3,435,082	4,380,879	3,290,559
Valuation reserve	(45,068)	(278,261)	(344,950)
Net tax asset	3,390,014	4,102,618	2,945,609
Deferred tax liabilities
Unrealized gains on securities pension liability	(1,396)	—	—
Unrealized gains on investments	(1,449,668)	(1,273,870)	(1,121,963)
Gains on sales of investments	(135,238)	(67,368)	—
Fixed assets	(98,642)	(160,746)	—
Goodwill	(147,980)	(346,914)	(485,669)
Other	(152,386)	(103,692)	—
Total deferred tax liabilities	(1,985,310)	(1,952,590)	(1,607,632)
Valuation reserve	—	—	—
Net tax liabilities	(1,985,310)	(1,952,590)	(1,607,632)

Reconciliation between the federal statutory tax rate and the effective income tax rate is as follows:

	2006	2005	2004
	% percentages
Corporate income tax at the standard rate of 35%	35.00	35.00	35.00
Decrease arising from permanent differences	(7.16)	(6.25)	(6.06)
Adjustments to the provision for prior years’ corporate income tax and other taxes	1.45	(1.54)	(4.07)
Income tax provision under IFRS (*)	29.29	27.20	24.87
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	(3.39)	(34.02)	(4.23)
Income tax provision under U.S. GAAP	25.90	(6.82)	20.64

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

10. Pension plan cost-

Changes in accounting principles due to changes in method of amortization.

Until 2004 both under Spanish GAAP and U.S. GAAP, the cumulative actuarial losses and certain losses were amortized on a straight-line basis over the average expected years of work of employment.

At January 1, 2005, all cumulative actuarial losses were accounted for in equity as of January 1, 2004 (see Appendix VI to Consolidated Financial Statements), and from January 1, 2004, the Group decided to adopt an accounting policy to recognize actuarial losses have been accounted for in the income statement for the year when these losses have been incurred instead of using the corridor approach.

As a result of the accounting policy election above, we decided from January 1, 2005 to also change our U.S. GAAP accounting policy for recognition of actuarial gains and losses from the corridor approach to immediate recognition in the income statement when they arise.

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

As a consequence, there is an adjustment due to the fact that under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 we changed the accounting principle retrospectively from January 1, 2004, while under U.S. GAAP we changed the accounting principle from January 1, 2005.

The amounts of pension plan cost adjustments presented in the U.S. GAAP Net Income and Stockholders’ Equity reconciliation for the year 2005 were as follows:

•

charge to income statement related to First-time adoption of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 at January 1, 2004 and effect for the year 2005: €1,271,350 thousand;

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

Upon adoption of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, BBVA began consolidated these insurance subsidiaries resulting in a change in accounting principle pursuant of paragraph 7 of IFRS 1 and recognized this change retroactively at the date of transition (January 1, 2004).

In connection with the first time adoption process the Bank of Spain Circular issued guidance on how Banks should determine the actuarial assumptions for these types of pension plans that was required to be applied for both 2005 and 2004.

As a result, we recognize the change in consolidation and the use of the Bank of Spain required discount rates as part of the transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. However, our definitive application of this guidance was available after we have already filed the 2004 20-F, such that the actuarial assumptions used for 2004 under U.S. GAAP differ from those used for the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

During 2005, we decided that the Bank of Spain-Circular methodology to determine actuarial assumptions that provide a better, more refined estimate of the pension obligation so we decided to take use those assumptions for U.S. GAAP purposes.

This change in actuarial assumptions, similar to the change in amortization period was reported in our Form 20-F as a change in accounting principle because this item impacted the same line (pension provisions) that the change in amortization method explained in the preceding caption and both accounting changes arose as a consequence of the First Time Implementation of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. However, as noted in Question 57 of FASB Staff Implementation Guide (Statement 87), “A Guide to Implementation of Statement 87 on Employers’ Accounting for Pensions: Questions and Answers,” this change should have been recognized as a change in estimated and recognized prospectively as part of net income from continuing operations.

The amounts of pension plan cost adjustments presented in the U.S. GAAP Net Income and Stockholders’ Equity reconciliation for the year 2005 for this effect were as follows:

•

charge to income statement related to first-time adoption of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 at January 1, 2004 and effect for the year 2005: €892,688 thousand;

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

There is no significant impact on our financial position, cash flow or results of operations that arise from potential GAAP differences in pension obligation accounting because either BBVA has chosen the same criteria in both GAAP when it is permissible to do so or because the Group is not involved in specific transactions which can give rise to any difference in the reconciliation.

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

As indicated in Notes 62.A.10 of this Annual Report, effective on January 1, 2004, this supposed a change in our accounting policy related to pensions for U.S. GAAP purposes. As described in Appendix VI, upon adoption of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, the cumulative effect of this change as of January 1, 2004 was recognized in stockholders’ equity, in accordance with IFRS 1 First-Time Adoption of International Financial Reporting Standards.

The computation of basis and diluted earnings per share as of December 31, 2006, 2005 and 2004 is presented in the following table:

	2006	2005 Previously reported	2005 Restated(*)	2004
	Thousands of Euros, except per share data
Numerator for basic earnings per share:
Income available to common stockholders (IFRS) (**)	4,735,879	3,806,425	3,806,425	2,922,596
Income available to common stockholders (U.S. GAAP):
Before cumulative effect of changes in accounting principles	4,971,692	3,462,035	2,863,209	3,089,046
Cumulative effect of changes in accounting principles	—	(1,444,347)	(845,521)	6,297
After cumulative effect of changes in accounting principles	4,971,692	2,017,688	2,017,688	3,095,343
Numerator for diluted earnings per share:
Income available to common stockholders (IFRS) (**)	4,735,879	3,806,425	3,806,425	2,922,596
Income available to common stockholders (U.S. GAAP):
Before cumulative effect of changes in accounting principles	4,971,692	3,462,035	2,863,209	3,089,046
Cumulative effect of changes in accounting principles	—	(1,444,347)	(845,521)	6,297
After cumulative effect of changes in accounting principles	4,971,692	2,017,688	2,017,688	3,095,343
Denominator for basic earnings per share	3,405,418,793	3,390,852,043	3,390,852,043	3,372,153,413
Denominator for diluted earnings per share	3,405,418,793	3,390,852,043	3,390,852,043	3,372,168,559
IFRS (**)
Basic earnings per share (Euros)	1.39	1.12	1.12	0.87
Diluted earnings per share (Euros)	1.39	1.12	1.12	0.87
U.S. GAAP
Before cumulative effect of changes in accounting principles:
Basic earnings per share (Euros)	1.46	1.02	0.84	0.92
Diluted earnings per share (Euros)	1.46	1.02	0.84	0.92
After cumulative effect of changes in accounting principles:
Basic earnings per share (Euros)	1.46	0.59	0.59	0.92
Diluted earnings per share (Euros)	1.46	0.59	0.59	0.92

(*)	As explained in Note 62.A.10.
(**)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

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

We consolidated the SPEs according to SIC 12 as we controlled them. However, under U.S. GAAP, BBVA does not consolidate the special purpose vehicle (issuer) as we has been concluded that we are not the primary beneficiary as considered by FIN 46-R for the reasons described below.

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

Consequently, the deconsolidation of the entities described in Note 26.5 to our Consolidated Financial Statements has no impact on shareholder’s equity or net income under U.S. GAAP. These financial instruments that are presented in the caption “Subordinated liabilities - preferences shares” are presented under U.S. GAAP under the caption “Time deposits” (€4,025,002 thousand).

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

Statement of Financial Accounting Standards No. FAS 158: “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132”

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 106, and 132(R). SFAS No. 158 requires employers to recognize a net liability or asset and an offsetting adjustment to accumulate other comprehensive income to report the funded status of defined benefit pension and other post-retirement benefit plans. Previous standards required employers to disclose the complete funded status of its plans only in the notes to the financial statements. Additionally, SFAS No. 158 requires employers to measure plan assets and obligations at their year-end balance sheet date. Guidance relating to the recognition of the over or under funded status of the plan and additional disclosure requirements was effective for our fiscal year ended December 31, 2006. Under both GAAP, actuarial gains or losses (arising from differences between the actuarial assumptions and what had actually occurred) and prior service cost (there are no transition cost), were recognized in the consolidated income statements (see Note 2.2.e). Therefore, it did not have impact in the results of operations, financial position or cash flows. Guidance relating to the measurement date of the plans is effective for the years ending after December 15, 2008 and we have no a material impact in our results of operations, financial position or cash flows, due to the fact that measurement date is December 31 for each fiscal year (see Note 29 “Commitments with personnel”).

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

B) CONSOLIDATED FINANCIAL STATEMENTS

1. Differences relating to the financial statements presentation-

In addition to differences described in Note 62.A affecting net income and/or stockholders’ equity, there are differences relating to the financial statements presentation between the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP presentation following the formatting guidelines in Regulation S-X of the Securities and Exchange Commission of the United States. Although these differences do not cause differences between both GAAP reported net income and/or stockholders’ equity.

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

Under both GAAP, the methodology used to estimate the fair value of non-traded or unlisted securities is as follows (see Note 2.2.b.2):

•	Debt securities: fair value is considered to be the present value of the cash flows, using market interest rates (discounted cash flows).

•

Equity securities: in the cases of equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquitision cost. In some cases in which trigger events indicate that a specific investment could be impaired, a specific valuation of fair value is used and all available factors are considered by management to determine the fair value under both GAAP. If it is available a valuation of the company, it is used as a better measure of fair value under both GAAP.

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

The roll-forward allowance is shown in Note 28. The reconciliation item to U.S. GAAP is in Note 62.A.7

2006
Thousands of euros
Interest revenue that would have been recorded if accruing	1,106,513
Net interest revenue recorded	130,655

3. Investments in and Indebtedness of and to Affiliates-

For aggregated summarized financial information with respect to significant affiliated companies for the year ended December 31, 2006 see Note 2.2.b) y 2.2.c) and Appendix III for detailed information of investments in associates.

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

The information about “Short-Term borrowings” required under S-X Regulations is as follows:

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

The breakdown of the Derivative Financial Instruments is shown in Notes 11 and 16.

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

7.1.2. Transactions whose risks are hedged for U.S. GAAP purposes

U.S. GAAP (SFAS 133) is more restrictive than IAS 39, Financial Instruments: recognition and measurement, on the types of risks that may be hedged and therefore certain hedging relationships have been discontinued under U.S. GAAP.

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

8. Pension liabilities-

See Notes 2.2.e and 29 for a detail of the pension commitments under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

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

10. Segment Information-

See Note 7 for a detail of the segment information under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

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

APPENDIX VI. RECONCILIATION OF THE CLOSING BALANCES FOR 2003 AND 2004 TO THE OPENING

BALANCES FOR 2004 AND 2005

The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 requires that the first consolidated financial statements prepared in accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to include a reconciliation of the closing balances for the immediately preceding year to the opening balances for the year to which these financial statements refer.

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

MAIN EFFECTS OF ADAPTATION TO THE EU-IFRS REQUIRED TO BE APPLIED UNDER THE BANK OF SPAIN’S CIRCULAR 4/2004

The estimated main effects of adaptation to the new standards are as follows:

a)	Basis of consolidation

The entry into force of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 led to a change in the basis of consolidation for certain companies (Note 2.1). The effects of this change were as follows:

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

The main change is that goodwill is no longer amortised and is tested for impairment at least annually. In addition, goodwill must be stated in local currency, although that arising prior to January 1, 2004 can continue to be expressed in euros. The Group decided to initially recalculate in local currency the goodwill existing at January 1, 2004, the date of transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

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

As regards the classification of equity securities portfolios, significant influence is presumed to exist when an ownership interest of 20% is held in an investee. The Group classified Banca Nazionale del Lavoro, S.p.A. (BNL) as an associate, i.e. a company over which significant influence is exercised, since it considered that, although its equity interest is less than 20% (general criterion), the current shareholders’ agreement gives it significant influence over the management of this entity. The entities classified as associates under the previous accounting standards and in which the Group has an ownership interest of less than 20% were reclassified to the available-for-sale portfolio (except for BNL), since it is considered that the Group does not exercise significant influence over them (Note 2.1). Therefore, in accordance with the new standards in force, the goodwill of these entities was derecognised, their accumulated prior years’ profits or losses accounted for by the equity method were eliminated from reserves and, in addition, the differences relating from measuring these investments at market value were recorded under the heading Valuation Adjustments.

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

The BBVA Group estimated the impact of recording the provisions for the loan portfolio using the methods described in Note 2.2.b for estimating the impairment of financial instruments.

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

The assumptions used to measure defined benefit pension commitments must be unbiased and mutually compatible, and the market interest rate relating to high quality assets must be used for discounting purposes, also stipulate that, for employees subject to Spanish labour legislation, the actuarial assumptions to be used must be based on the applicable Spanish legislation and the actuarial assumptions published by the Directorate-General of Insurance and Pension Funds (DGSFP).

Also noteworthy in this connection is the treatment of the risks insured with Group companies pursuant to Royal Decree 1588/1999 on Externalisation as internal provisions (and their measurement as such) in the consolidated financial statements. The assets assigned are measured independently on the basis of their nature.

As a result of the application of these criteria, the Group reviewed all its actuarial assumptions for existing commitments and funded all the deficits relating to externalised commitments existing at January 1, 2004, the date of transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

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

The most significant impacts are the measurement and recognition at fair value of derivatives existing at the date of transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, January 1, 2004. The unrealized gains recognized in equity were not allowed to be recognized under previous generally accepted accounting principles.

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