Form 20-F
period 2007-12-31
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
filed 2008-03-31
CIK 842180

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de San Nicolás 4
48005 Bilbao
Spain
(Address of principal executive offices)
Javier Malagón Navas
Paseo de la Castellana, 81
28046 Madrid
Spain
Telephone number +34 91 537 7000
Fax number +34 91 537 6766
(Name, Address, including zip code, and telephone number, including area code, of Registrants’ agent for service)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on which Registered

American Depositary Shares, each representing	New York Stock Exchange
the right to receive one ordinary share,
par value €0.49 per share

Ordinary shares, par value €0.49 per share	New York Stock Exchange*
*	The ordinary shares are not listed for trading, but are listed only in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
The number of outstanding shares of each class of stock of the Registrant at December 31, 2007 was:
Ordinary shares, par value €0.49 per share—3,747,969,121

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑       No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐       No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑       No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☑                Accelerated filer ☐                Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as Issued by the International Accounting Standards Board ☐	Other ☑
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐      Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐      No ☑

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

GLOSSARY
     The terms below are used as follows throughout this Annual Report:
•	“Argentaria” means Argentaria, Caja Postal y Banco Hipotecario, S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBV” means Banco Bilbao Vizcaya, S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBVA”, “Bank” or “Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires. BBVA was formed by the merger of BBV and Argentaria, which was approved by the shareholders of each institution on December 18, 1999.

•	“Consolidated Financial Statements” means BBVA’s audited Consolidated Financial Statements as of and for the years ended December 31, 2007, 2006 and 2005 prepared in accordance with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004.
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
•	“Item 3. Key Information—Risk Factors”;

•	“Item 4. Information on the Company”;

•	“Item 5. Operating and Financial Review and Prospects”; and

•	“Item 11. Quantitative and Qualitative Disclosures About Market Risk”
identifies important factors that could cause such differences.
     Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:
•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including taxes;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States (“U.S.”) and elsewhere;

•	ongoing market adjustments in the real estate sector in Spain and the United States;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	the risk that the businesses of BBVA and Compass Bancshares, Inc. (“Compass”) will not be integrated successfully;

•	the risk that the cost savings and any other synergies from the acquisition of Compass may not be fully realized or may take longer to realize than expected;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

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
     In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.
     “Latin America” refers to the countries in which we operate in South America, Central America and Mexico.
PRESENTATION OF FINANCIAL INFORMATION
Accounting Principles Affecting 2003
     Unless otherwise indicated, the financial information included in this Annual Report with respect to 2003 has been derived from financial statements that have been prepared in accordance with generally accepted accounting principles which were in effect during such year for banks in Spain, which include the accounting requirements established by the Bank of Spain (“Spanish GAAP”).
Accounting Principles Affecting 2007, 2006, 2005 and 2004
     Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their Consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (the “Circular” or “Circular 4/2004”), which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption by the European Union of EU-IFRS. Therefore, the Group is required to prepare its Consolidated Financial Statements for the year ended December 31, 2007 (together with comparative financial information for the years ended December 31, 2006, 2005 and 2004) in conformity with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
     Under EU-IFRS financial institutions that have entity specific historical loss experience should evaluate impairment in future cash flows in a group of financial assets on the basis of such historical loss experience for assets with similar credit risk characteristics. The Group has entity specific historical loss experience. In applying the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 in our consolidated financial statements we must follow the methodology developed by the Bank of Spain in relation to allowances for loan losses based on historical statistical data relating to the entire Spanish financial system (peer group) until such time as the Bank of Spain has reviewed and verified our internal risk models (see Note 2.2.2.c). The Bank of Spain has allowed us to use our internal risk models with respect to a portion of the loan portfolio of our wholly-owned Mexican subsidiary, Bancomer, and subsidiaries in United States. Once the Bank of Spain has completed its review and verification and considered whether our historical information is adequate, we expect to be allowed to use our internal models for our entire loan portfolio, but we cannot predict whether the Bank of Spain will require any modifications to such models.
     Consistent with our past practice, we use our internal risk models for generally accepted accounting principles in the United States (“U.S. GAAP”) purposes. As a result, there is an adjustment in the reconciliation to U.S. GAAP in order to reflect in net income the reversal of the provisions recorded in each year and in stockholders’ equity the excess of the accumulated allowance for loan losses caused by the use of peer data as opposed to entity specific historical loss experience. Note 63.A.7 to our Consolidated Financial Statements provides additional information about this reconciliation.
     The Consolidated Financial Statements have been presented in the same format as that used in the consolidated financial statements included in BBVA’s annual and interim reports to shareholders. This format differs from that required by the United States Securities and Exchange Commission (the “SEC” or “Commission”) for the consolidated financial statements of bank holding companies. Consolidated balance sheets and summary statements of income that reflect the reclassifications required by the Commission are included in Note 63 to the Consolidated Financial Statements.
     The BBVA Group implemented a new organizational structure during 2007, which affects the comparability of financial information included in this Annual Report on Form 20-F. During 2006 and for purposes of the consolidated financial statements included in BBVA’s annual report on Form 20-F for the year ended December 31, 2006 as amended (the “2006 20-F/A”), BBVA’s organizational structure was divided into the following business areas (the “2006 Business Segments”): Retail Banking in Spain and Portugal; Wholesale Businesses; Mexico and the United States; South America; and Corporate Activities. On December 19, 2006, BBVA’s Board of Directors approved a new organizational structure for the BBVA Group, which has been implemented since the beginning of 2007 and is the basis for the consolidated financial statements included herein (the “2007 Business Segments”): Spain and Portugal; Global Businesses; Mexico and the United States; South America; and Corporate Activities. As part of the reorganization from the 2006 Business Segments to the 2007 Business Segments, the Business Banking, Corporate Banking and Institutional Banking units were included in the Spain and Portugal area and the Asset Management unit was included in the Global Business area. The financial information for our business areas for 2007, 2006 and 2005 presented in this Annual Report on Form 20-F have been prepared on a uniform basis, consistent with our organizational structure in 2007 in order to provide a year-on-year comparison. Due to the adoption of the new organizational structure, BBVA’s financial information by business area included in this Annual Report on Form 20-F is not directly comparable to its financial information by business area included in the 2006 20-F.
     The management of our business during 2007 along five segmental lines is discussed in “Item 4. Information on the Company” and each area’s operating results are described in “Item 5. Operating and Financial Review and Prospects”.
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
     Not Applicable.
C. Auditors
     Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not Applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
     The historical financial information set forth below has been selected from, and should be read together with, the Consolidated Financial Statements included herein. For information concerning the preparation and presentation of financial information contained herein, see “Presentation of Financial Information”. Also see Note 63 of the Consolidated Financial Statements for a presentation of our stockholders’ equity and net income reconciled to U.S. GAAP.

EU-IFRS (*)

	Year ended December 31,
	2007	2006	2005
	(in millions of euros, except per share/
	ADS data (in euros)
Consolidated Statement of Income data
Interest and similar income	25,352	19,210	15,848
Interest expense and similar charges	(15,931)	(11,215)	(8,932)
Income from equity instruments	348	379	292

Net interest income	9,769	8,374	7,208
Share of profit or loss of entities accounted for using the equity method	242	308	121
Fee and commission income	5,592	5,119	4,669
Fee and commission expenses	(869)	(784)	(729)
Insurance activity income	729	650	487
Gains/losses on financial assets and liabilities (net)	2,261	1,656	980
Exchange differences (net)	409	378	287

Gross income	18,133	15,700	13,023
Sales and income from the provision of non-financial services	788	605	576
Cost of sales	(601)	(474)	(451)
Other operating income	240	117	134
Personnel expenses	(4,335)	(3,989)	(3,602)
Other administrative expenses	(2,718)	(2,342)	(2,160)
Depreciation and amortization	(577)	(472)	(449)
Other operating expenses	(386)	(263)	(249)

Net operating income	10,544	8,883	6,823
Impairment losses (net)	(1,937)	(1,504)	(855)
Provision expense (net)	(210)	(1,338)	(454)
Finance income from non-financial activities	2	58	2
Finance expenses from non-financial activities	(1)	(55)	(2)
Other gains	496	1,128	285
Other losses	(399)	(142)	(208)

Income before tax	8,495	7,030	5,591
Income tax	(2,080)	(2,059)	(1,521)

Income from continuing operations	6,415	4,971	4,070
Income from discontinued operations (net)	—	—	—

Consolidated income for the year	6,415	4,971	4,070
Income attributed to minority interests	(289)	(235)	(264)
Income attributed to the Group	6,126	4,736	3,806

Per share/ADS(1) Data
Net operating income (2)	2.93	2.61	2.01
Numbers of shares outstanding (at period end)	3,747,969,121	3,551,969,121	3,390,852,043
Income attributed to the Group(2)	1.70	1.39	1.12
Dividends declared	0.733	0.637	0.531

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	Each American Depositary Share (“ADS” or “ADSs”) represents the right to receive one ordinary share.

(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period (3,594 million, 3,406 million and 3,391 million shares in 2007, 2006 and 2005, respectively).

EU-IFRS (*)

	Year ended December, 31
	2007	2006	2005
	(in millions of euros, except percentages)
Consolidated balance sheet data
Total assets	502,204	411,916	392,389
Capital stock	1,837	1,740	1,662
Loans and receivables (net)	338,492	279,855	249,396
Deposits from other creditors	236,183	192,374	182,635
Marketable debt securities and subordinated liabilities	98,661	91,271	76,565
Minority interests	880	768	971
Stockholders’ equity	24,811	18,209	13,036
Consolidated ratios
Profitability ratios:
Net interest margin(1)	2.12%	2.12%	1.98%
Return on average total assets(2)	1.39%	1.26%	1.12%
Return on average equity (3)	34.2%	37.6%	37.0%
Credit quality data
Loan loss reserve	7,135	6,417	5,586
Loan loss reserve as a percentage of total loans and receivables (net)	2.11%	2.29%	2.24%
Substandard loans	3,358	2,492	2,346
Substandard loans as a percentage of total loans and receivables (net)	0.99%	0.89%	0.94%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	Represents net interest income as a percentage of average total assets.

(2)	Represents consolidated income for the year as a percentage of average total assets.

(3)	Represents income attributed to the Group as a percentage of average stockholders’ equity.
U.S. GAAP Information

	Year ended December 31,
	2007	2006	2005	2004	2003
	(in millions of euros, except per share/
	ADS data (in euros) or as otherwise indicated)
Consolidated statement of income data
Net income	5,409	4,972	2,018	3,095	1,906
Basic earnings per share/ADS(1)(2)	1.505	1.460	0.595	0.918	0.60
Diluted earnings per share/ADS(1)(2)	1.505	1.460	0.595	0.918	0.60
Dividends per share/ADS (in dollars) (1)(2)(3)	1.011	0.807	0.658	0.552	0.34
Consolidated balance sheet data
Total assets(4)	510,569	420,971	401,799	314,350	287,912
Stockholders’ equity(4)	35,384	30,461	25,375	23,465	19,583
Basic stockholders’ equity per share/ADS(1)(2)	9.85	8.94	7.48	6.96	6.13
Diluted stockholders’ equity per share/ADS(1)(2)	9.85	8.94	7.48	6.96	6.13

(1)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period.

(2)	Each ADS represents the right to receive one ordinary share.

(3)	Dividends per share/ADS are converted into dollars at the average exchange rate for the relevant year, calculated based on the average of the noon buying rates for euro from the Federal Reserve Bank of New York on the last date of each month during the relevant period.

(4)	At the end of the reported period.
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

Year ended December 31	Average (1)
2003	1.1411
2004	1.2478
2005	1.2400
2006	1.2661
2007	1.3797
2008 (through March 27)	1.5275

(1)	The average of the noon buying rates for the euro on the last day of each month during the relevant period.

Month ended	High	Low
September 30, 2007	1.4219	1.3606
October 31, 2007	1.4291	1.4092
November 30, 2007	1.4862	1.4435
December 31, 2007	1.4759	1.4344
January 31, 2008	1.4877	1.4574
February 29, 2008	1.5187	1.4495
March 31, 2008 (through March 27)	1.5798	1.5195
     The noon buying rate for euro from the Federal Reserve Bank of New York, expressed in dollars per €1.00, on March 27, 2008, was $1.5798.
     As of December 31, 2007, approximately 34% of our assets and approximately 40% of our liabilities were denominated in currencies other than euro (see Note 2.2.5 to our Consolidated Financial Statements).
     For a discussion of our foreign currency exposure, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk in Non-Trading Activities in 2007—Exchange Rate Risk”.
B. Capitalization and Indebtedness
     Not Applicable.
C. Reasons for the Offer and Use of Proceeds
     Not Applicable.
D. Risk Factors
Risks relating to us
Since our loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on our financial condition.
     We historically have developed our lending business in Spain, which continues to be our main place of business. As of December 31, 2007, business activity in Spain accounted for 64.7% of our loan portfolio. See “Item 4. Information on the Company—Selected Statistical Information—Loans by Geographic Area”. The Spanish economy has grown rapidly in recent years, with Spanish gross domestic product growing by 3.9% and 3.6% in 2006 and 2005, respectively, according to Bank of Spain. Spanish GDP grew more slowly in 2007, at 3.8%, and is expected to grow at lower rates in 2008 and 2009. Given the concentration of our loan portfolio in Spain, any adverse changes affecting the Spanish economy are likely to have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, results of operations and cash flows.
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
     A substantial portion of our loan portfolio consists of residential mortgages and consumer loans to middle- and lower-middle-income customers and commercial loans to medium- and small-size companies. Consequently, during periods of slowdown in economic activity we may experience higher levels of past due amounts which could result in higher levels of allowance for loan losses. We cannot assure you that we will not suffer substantial adverse effects on our base loan portfolio to these customer segments in the event of additional adverse developments in the economy.
Increased exposure to real estate in Spain makes us more vulnerable to developments in this market.
     The sound economic growth, the strength of the labor market and a decrease in interest rates in Spain caused an increase in the demand for mortgage loans in the last few years. This has had repercussions in housing prices, which rose significantly. After this buoyant period, demand started adjusting a year and a half ago. Over the past few months supply has adjusted more sharply in the residential market in Spain, falling in line with demand. In the next few quarters, housing supply and demand should adjust further, in particular if the current financial situation continues. In addition, in countries where the housing markets have been booming, the ongoing adjustment may intensify. As residential mortgages are one of our main assets, comprising 26%, 26% and 27% of our loan portfolio at December 31, 2007, 2006 and 2005, respectively, we are currently highly exposed to developments in real estate markets. We expect the worsening financial conditions and the deterioration of the economic activity already underway in Spain to cause a gradual adjustment process in the Spanish real estate sector. As a result, housing prices should continue to slow down or they could decline. Adverse changes in the Spanish real estate sector could have a significant impact on our loan portfolio and, as a result, on our financial condition and results of operations.
     In addition, a strong increase in interest rates or unemployment in Spain might have a significant negative impact on the mortgage payment delinquency rate, which is already deteriorating. For example, in 2007 in our Spain and Portugal business area our non-performing loan, or NPL, ratio increased 18 basis points to 0.73% as of December 31, 2007 from 0.55% as of December 31, 2006, our write-offs nearly doubled, to €394 million in 2007 from €191 million in 2006, and our coverage ratio declined to 231% as of December 31, 2007 from 316% as of December 31, 2006. An increase in delinquency rates on the non-performing loan portfolio generally or in respect of a business area could have an adverse effect on our business, financial condition, results of operations and cash flow.
Highly-indebted households and corporations could endanger our asset quality and future revenues.
     Spanish households and businesses have reached, in recent years, a high level of indebtedness, which represents increased risk for the Spanish banking system. The increase of loans referenced to variable interest rates makes debt service on such loans more vulnerable to changes in interest rates than in the past. In fact, the debt burden of the Spanish households on disposable income has increased substantially from 12.6% in 2003 to 17.2% in 2007. The increase in households’ and businesses’ indebtedness also limits their ability to incur additional debt; decreasing the number of new products we may otherwise be able to sell them.
A sudden shortage of funds could cause an increase in our costs of funding and an adverse effect on our operating revenues.
     Historically, one of our principal sources of funds has been savings and demand deposits. Time deposits represented 26.7%, 23.3% and 25.4% of our total funding at December 31, 2007, 2006 and 2005, respectively. Large-denomination time deposits may, under some circumstances, such as during periods of significant changes in market interest rates for these types of deposit products and resulting increased competition for such funds, be a less stable source of deposits than savings and demand deposits. The liquidity crisis triggered by the United States subprime market has turned out to be deeper and more persistent than expected. Central banks’ interventions have had a limited effect so far. New issuances in wholesale markets have been scarce, expensive and restricted to a few countries, and the interbank markets are dried up. In this context, we cannot assure you that we will be able to maintain our current levels of funding without incurring higher funding costs or having to liquidate certain of our assets.
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
     In addition, income from treasury operations is particularly vulnerable to interest rate volatility. Since approximately 74% of our loan portfolio consists of variable interest rate loans maturing in more than one year, rising interest rates may also bring about an increase in the non-performing loan portfolio.
Our financial statements and periodic disclosure under securities laws may not give you the same information as financial statements prepared under U.S. accounting rules and periodic disclosures provided by domestic U.S. issuers.
     Publicly available information about public companies in Spain is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States. In addition, although we are subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934 (the “Exchange Act”), the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Finally, we maintain our financial accounts and records and prepare our financial statements in conformity EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which differs in certain respects from U.S. GAAP, the financial reporting standard to which many investors in the United States may be more accustomed. See Note 63 of the Consolidated Financial Statements for the presentation of our stockholders’ equity and net income reconciled to U.S. GAAP.
We have a substantial amount of commitments with personnel considered wholly unfunded due to the absence of qualifying plan assets.
     Our commitments with personnel which are considered to be wholly unfunded are recognized under the heading “Provisions—Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets. These amounts include “Post-employment benefits”, “Early Retirements” and “Post-employment welfare benefits”, which amounted to €2,648 million, €2,950 million and €234 million, respectively, as of December 31, 2007 (€2,817 million, €3,186 million and €223 million, respectively, as of December 31, 2006). These amounts are considered wholly unfunded due to the absence of qualifying plan assets.
     We face liquidity risk in connection with our ability to make payments on these unfunded amounts which we seek to mitigate, with respect to “Post-employment benefits”, by maintaining insurance contracts which were contracted with insurance companies owned by the Group. The insurance companies have recorded in their balance sheets specific assets (fixed interest deposit and bonds) assigned to the funding of these commitments. The insurance companies also manage derivatives (primarily swaps) to mitigate the interest rate risk in connection with the payments of these commitments. We seek to mitigate liquidity risk with respect to “Early Retirements” and “Post-employment welfare benefits” through oversight by the Group’s Assets and Liabilities Committee (“ALCO”). The Group’s ALCO manages a specific asset portfolio to mitigate the liquidity risk regarding the payments of these commitments. These assets are government and cover bonds (AAA/AA rated) which are issued at fixed interest rates with maturities matching the aforementioned commitments. The Group’s ALCO also manages derivatives (primarily swaps) to mitigate the interest rate risk in connection with the payments of these commitments.
BBVA may fail to realize all of the anticipated benefits of the acquisition of Compass.
     The success of the Compass acquisition will depend, in part, on BBVA’s ability to realize the anticipated benefits from combining the businesses of BBVA and Compass. However, to realize these anticipated benefits, BBVA and Compass must successfully combine their businesses, which are currently principally conducted in different countries by management and employees coming from different cultural backgrounds. If BBVA is not able to achieve these objectives, the anticipated benefits of the transaction may not be realized fully or at all or may take longer to realize than expected.

     It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of BBVA and Compass to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the transaction. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Compass and BBVA during the transition period and on the combined company.
     See “Item 4. Information on the Company—Business Overview—Mexico and the United States”.
Risks Relating to Latin America
Events in Mexico could adversely affect our operations.
     Approximately 31% of our income attributed to the Group in 2007 was generated in Mexico. We face several types of risks in Mexico which could adversely affect our banking operations in Mexico or the Group as a whole.
     First, the mortgage and especially the consumer loan portfolio could start showing higher delinquency rates if there is a persistent increase in unemployment rates, which could arise if there is a more pronounced slowdown in the United States.
     Second, price regulation and competition could squeeze the profitability of our Mexican subsidiary. For example, in order to increase competition and to deepen credit, Mexican financial regulators could elect to introduce price distortions not linked to the true risk premium. In this occurred, the market share of our Mexican subsidiary could decrease given its risk selection standards.
     Finally, political instability or social unrest could weigh on the economic outlook, which could increase economic uncertainty and capital outflows.
     Any of these risks or other adverse developments in laws, regulations, public polices or otherwise in Mexico may adversely affect the business, financial condition, operating results and cash flows of our Mexican subsidiary or the Group as a whole.
Our Latin American subsidiaries’ growth, asset quality and profitability may be affected by volatile macroeconomic conditions, including government default on public debt, in the Latin American countries where they operate.
     The Latin American countries in which we operate have experienced significant economic volatility in recent decades, characterized by slow growth, declining investment and significant inflation. In particular, the high inflation rates registered in the area during the last few months have become a serious concern. This volatility has resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. Negative and fluctuating economic conditions, such as a changing interest rate environment, also affect our profitability by causing lending margins to decrease and leading to decreased demand for higher-margin products and services.
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
     While we seek to mitigate these risks through what we believe to be conservative risk policies and the area is proving to be resilient to current market turbulence, no assurance can be given that our Latin American subsidiaries’ growth, asset quality and profitability will not be affected by volatile macroeconomic conditions in the Latin American countries in which we operate.
Latin American economies can be directly and negatively affected by adverse developments in other countries.
     Financial and securities markets in Latin American countries in which we operate, are to varying degrees, influenced by economic and market conditions in other countries in Latin America and beyond. Negative developments in the economy or securities markets in one country, particularly in an emerging market, may have a negative impact on other emerging market economies. These developments may adversely affect the business, financial condition, operating results and cash flows of our subsidiaries in Latin America. In particular, the current international financial crisis could end up having a negative impact on Latin American markets, especially via the real channel if the United States deceleration continues.
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
     Changes in regulations that are beyond our control may have a material effect on our business and operations, particularly in Venezuela. In addition, since some of the banking laws and regulations have been recently adopted, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. No assurance can be given that laws or regulations will be enforced or interpreted in a manner that will not have a material adverse effect on our business, financial condition, results of operations and cash flows.
Risks Relating to Other Countries
Our strategic growth in Asia exposes us to increased regulatory, economic and geopolitical risk relating to emerging markets in the region, particularly in China.
     The BBVA Group formed a strategic alliance in the Chinese market with the CITIC Group in 2006. In March 2007, in accordance with this agreement the Group acquired 4.83% of China Citic Bank (CNCB) as well as 14.58% ownership interest in CITIC International Financial Holdings (CIFH). See “Item 4. Information on the Company—Business Overview—Wholesale Businesses”.
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
     Any of these developments could have a material adverse effect on our investments in Asia or the business, financial condition, operating results and cash flows of the Group.
Our continued expansion in the United States increases our exposure to the U.S. market.
     The Group’s expansion continued in the United States in 2007 with the acquisition of Compass and State National Bancshares, Inc. (“State National Bancshares”). See “Item 4. Information on the Company—Business Overview—Mexico and the United States” and “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures”.
     Our expansion in the United States makes us more vulnerable to developments in this market, particularly the real estate market. The sound economic growth, the strength of the labor market and a decrease in interest rates in the United States caused an increase in the demand for mortgage loans in the last few years. This had repercussions in housing prices, which also rose significantly. Last summer, the difficulties experienced by the subprime mortgage market triggered a real estate and financial crisis, which is still ongoing and which has resulted in significant volatility and uncertainty in financial and other markets around the world as major commercial and investment banks made substantial provisions in 2007 against their holdings of subprime debt and related collateralized debt obligations. As we have acquired entities in the United States, our exposure to the U.S. market has increased. Adverse changes to the U.S. economy in general, or the U.S. real estate market in particular, including changes in such markets which negatively affect other markets and economies around the world, or adverse changes in the U.S. or global financial markets whether resulting from the difficulties experienced by the subprime market or otherwise, could have a material adverse effect on our business, financial condition, results of operations and cash flows.
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
     Our legal name is Banco Bilbao Vizcaya Argentaria, S.A. BBVA’s predecessor bank, BBV, was incorporated in Spain as a limited liability company (a sociedad anónima or “S.A.”) under the Spanish Corporations Law on October 1, 1988. BBVA was formed as the result of a merger by absorption of Argentaria into BBV that was approved by the shareholders of each institution on December 18, 1999 and registered on January 28, 2000. It conducts its business under the commercial name “BBVA”. BBVA is registered with the Commercial Registry of Vizcaya (Spain). It has its registered office at Plaza de San Nicolás 4, Bilbao, Spain, 48005, telephone number +34-91-3746201. BBVA’s agent in the U.S. for U.S. federal securities law purposes is Jose Maria Garcia Meyer (15 South 20th Street, Birmingham, AL 35233, telephone number +1(205)297-3000 and fax number +1(205)297-3116). BBVA is incorporated for an unlimited term.
Recent Developments
     On March 5, 2008, we announced the sale of our 5.01% interest in the brazilian bank, Banco Bradesco, S.A. (“Bradesco”) to Bradesco’s principal shareholders, Cidade de Deus — Companhia Comercial de Participaçoes and Fundaçao Bradesco, for an approximate market price of €976 million, with a resulting gain to us of approximately €720 million.
     On December 28, 2007, we reached an agreemente to sell the businesses in our branch in Miami to Banco Sabadell, S.A. We expect to close this branch in the first half of 2008.
Capital Expenditures
     Our principal investments are financial: subsidiaries and affiliates. The main capital expenditures from 2005 to the date of this Annual Report were the following:
2007
     On February 16, 2007 BBVA entered into a definitive agreement to acquire 100% of the shares capital of Compass Bancshares, Inc. (“Compass”), an American banking group listed on NASDAQ, which conducts its main business activity in Alabama, Texas, Florida, Arizona, Colorado and New Mexico. On September 7, 2007, after obtaining the mandatory authorizations, the Group acquired 100% of the share capital of Compass. The consideration paid to former Compass stockholders for the acquisition was $9,115 million (€6,672 million). The Group paid $4,612 million (€3,385 million) in cash and delivered 196 million of newly-issued shares.
     In September 2007, the Group increased its ownership interest in Metropolitan Participations, S.L. to 40.67%, with an investment of €142 million euros.
     On January 3, 2007, pursuant to the agreement entered into on June 12, 2006, and after obtaining the mandatory authorizations, the Group closed the transaction to purchase State National Bancshares Inc., an American banking group based in Texas, with an investment of $488 million (€378 million).
     On December 22, 2006, BBVA reached an agreement with CITIC Group, a Chinese banking group, to develop a strategic alliance in the Chinese market. In March 2007, in accordance with this agreement the Group acquired 4.83% of China Citic Bank (CNCB) with an investment of €719 million. The Group also maintains a purchase option that permits us to acquire up to 9.9% of the capital of the bank. Additionally BBVA acquired a 14.58% ownership interest in CITIC International Financial Holdings (CIFH), a banking entity headquartered in Hong Kong and is listed on the Hong Kong Stock Exchange. The price for this ownership interest was €483 million.
2006
     On November 30, 2006 the Group acquired all the shares of Maggiore Fleet S.p.A., an Italian vehicle rental company, for €70.2 million. Goodwill of €35.7 million arose from this acquisition.
     On November 10, 2006, pursuant to the agreement entered into on June 12, 2006 and after obtaining the mandatory authorizations, the Group acquired Texas Regional Bancshares through the investment of $2,141 million (€1,674 million). The goodwill recognized as of December 31, 2006 amounted to €1,257 million.
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
     On March 3, 2006, BBVA purchased 0.43% of BBVA Chile’s share capital for 2,318 million Chilean pesos (€3.7 million), increasing BBVA’s share capital in BBVA Chile to 67.05%. As the share capital of BBVA in BBVA Chile is higher than two thirds of BBVA Chile’s total share capital, BBVA, in compliance with Chilean legislation, launched a public tender offer for all of BBVA Chile’s share capital. The public tender offer was effective from April 3, 2006 to

May 2, 2006. After the acceptance of the public tender offer by 1.13% of BBVA Chile’s outstanding shares, BBVA’s share capital in BBVA Chile increased to 68.18%.
2005
     On January 6, 2005, pursuant to the agreement entered into in September 2004 and after obtaining the mandatory authorizations, the Group, through BBVA Bancomer, S.A. de C.V. (“BBVA Bancomer”), acquired all the shares of Hipotecaria Nacional, S.A. de C.V., a Mexican company specializing in the mortgage business. The price paid was 4,121 million Mexican pesos (approximately €276 million) and the goodwill recognized amounted to €259 million at December 31, 2005.
     On April 28, 2005, pursuant to the agreement entered into on September 20, 2004 and after obtaining the mandatory authorizations, BBVA, acquired all the shares of LNB, an American bank holding company located in the State of Texas. It operates in the banking business through two independent banks: Laredo National Bank and South Texas National Bank. The price paid was $859.6 million (approximately €666 million) and the goodwill recognized amounted to €474 million at December 31, 2005.
     On October 31, 2005, the Guarantee Fund for Colombian Financial Institutions (“FOGAFIN”), sold by public auction 98.78% of the share capital of Banco Granahorrar, S.A. (a Colombian financial institution) (“Banco Granahorrar”) to the BBVA Group’s subsidiary in Colombia, BBVA Colombia, S.A. The offer made by BBVA Colombia, S.A. for the acquisition of Banco Granahorrar totaled $423.66 million. This transaction was consummated in December 2005 after the required authorizations had been obtained from the supervisory and control bodies. The price paid was 981,572.2 million Colombian pesos, approximately €364 million, and the goodwill recognized amounted to €267 million at December 31, 2005.
Capital Divestitures
     Our principal divestitures are financial, in subsidiaries and in affiliates. The main capital divestitures from 2005 to the date of this Annual Report were the following:
2007
     In February 2007, BBVA sold its 5.01% capital share in Iberdrola, S.A. This sale gave rise to a gain of €883 million.
2006
     On June 14, 2006, BBVA sold its 5.04% capital share in Repsol YPF, S.A (“Repsol”). The selling procedure was executed through the closing and settlement of hedging equity swaps previously contracted. This sale gave rise to a gain of €523 million.
     On May 19, 2006, BBVA sold its ownership interest in the share capital of Banca Nazionale del Lavoro (“BNL”) to BNP Paribas, for a price of €1,299 million following its adhesion on May 12, 2006, as shareholder of BNL, to the public tender offer launched by BNP Paribas to acquire 100% of BNL’s capital. The sale gave rise to a gain of €568.3 million.
     On April 5, 2006, BBVA sold its ownership interest of 51% in the share capital of Banc Internacional d’Andorra, S.A. (“Andorra”) to the rest of the shareholders of the entity, the Andorran founding partners of the bank, for a price of €395.15 million.
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

Business Areas
     In 2007 the Group implemented a new organizational structure, which was designed to streamline the Group’s corporate structure and gave greater weight and autonomy to its business units. As part of this reorganization, the Business Banking, Corporate Banking and Institutional Banking units were included in the Spain and Portugal area and the Asset Management unit was included in the Global Business area. The Group focused its operations on five major business areas:
-	Spain and Portugal
▪	Financial services

▪	Corporate and business banking
-	Global Businesses
▪	Global markets and customers

▪	Asset management and private banking
-	Mexico and the United States
▪	Banking businesses

▪	Pensions and insurance
-	South America
▪	Banking businesses

▪	Pensions and insurance
-	Corporate Activities
     The foregoing description of our business areas is consistent with our current internal organization. The financial information for our business areas for 2007, 2006 and 2005 presented below has been prepared on a uniform basis, consistent with our organizational structure in 2007. Unless otherwise indicated, the financial information provided below for each business area does not reflect the elimination of transactions between companies within one business area or between different business areas, since we consider these transactions to be an integral part of each business area’s activities.
     The following table sets forth information relating to income attributed to the Group for each of our business areas for the years ended December 31, 2007, 2006 and 2005.

	Income/(Loss) Attributed to the			% of Income/(Loss) Attributed to
	Group			the Group
	(in millions of euros)
	Year ended December 31,
	2007	2006	2005	2007	2006	2005
Spain and Portugal	2,397	1,919	1,692	39%	41%	44%
Global Businesses	909	862	497	15%	18%	13%
Mexico and the United States	2,084	1,775	1,370	34%	37%	36%
South America	623	509	379	10%	11%	10%

Subtotal	6,013	5,065	3,939	98%	107%	103%

Corporate Activities	113	(329)	(133)	2%	(7)%	(3)%

Income attributed to the Group	6,126	4,736	3,806	100%	100%	100%

     The following table sets forth information relating to net interest income for each of our business areas for the years ended December 31, 2007, 2006 and 2005.

	Net interest income
	(in millions of euros)
	Year ended December 31,
	2007	2006	2005
Spain and Portugal	4,295	3,747	3,429
Global Businesses	124	150	212
Mexico and the United States	4,304	3,535	2,678
South America	1,657	1,310	1,039

Subtotal	10,379	8,742	7,357

Corporate Activities	(610)	(368)	(149)

Net interest income	9,769	8,374	7,208

Spain and Portugal
     The Spain and Portugal business area focuses on providing banking services and consumer finance to private individuals and businesses in Spain and Portugal.
     The business units included in the Spain and Portugal business area are:
-	Financial services: which manages business with private individuals and small businesses, and the consumer finance provided by Finanzia, Banco de Crédito, S.A. (“Finanzia”) and Uno-e Bank, S.A. (“Uno-e”);

-	Corporate and Business Banking: which manages business with SMEs, large companies and institutions in the Spanish market;

-	European Insurance: this unit handles the insurance business in Spain and Portugal; and

-	BBVA Portugal: this unit manages the banking business in Portugal.
     The principal figures relating to this business area as of December 31, 2007 and December 31, 2006 were:
—	Total net lending was approximately €199,929 million, an increase of 11.5% from €179,370 million as of December 31, 2006. The increase due primarily to increases in lending by the principal business units, Financial Services and Corporate and Business Banking, which increased lending by 12.3% and 11.0%, respectively, as of December 31, 2007.

—	Total customer deposits were €91,928 million as of December 31, 2007 compared to €85,309 million as of December 31, 2006, an increase of 7.8%.

—	Mutual funds under management were €40,024 million as of December 31, 2007, a decrease of 6.9% from €43,006 million as of December 31, 2006.

—	Pension fund assets under management were €10,064 million as of December 31, 2007, an increase of 6.3% from €9,471 million as of December 31, 2006.
Financial Services
     This business unit’s principal activities were focused on the following division:
•	Financial Services for Individuals: focused on retail customers and aimed at providing customers with more value from their relationship with us by offering a wide range of products and services at attractive prices, which are made available through different channels, along with solutions tailored to their specific needs.

•	Financial Services for Small Businesses: focused on small businesses (including professional practices, the self-employed, retailers and farmers) by providing them with customized services, a comprehensive range of products and continuous, quality financial advice.

•	Consumer Finance: focused on the following lines of business (through Finanzia Bank, our online bank, Uno-e Bank, S.A., Finanzia Autorenting and Finanziamento Portugal): financing of cars, consumer items and equipment; e-banking; bill payment; and car and equipment rental.
     Customer lending by the Financial Services unit increased 12.3% to €123,330 million as of December 31, 2007 from €109,814 million as of December 31, 2006, principally due to strong growth in mortgage loans in the Financial Services for individuals unit, which increased 13.0% from December 31, 2006.
     Customer funds under management by the Financial Services unit increased 2.80% to €119,574 million as of December 31, 2007 from €116,313 million as of December 31, 2006, principally due to an increase in time deposits. Mutual and pension fund assets managed by the Financial Services unit decreased by 3.9% as of December 31, 2007 as compared to December 31, 2006.
     Financial Services for Individuals
     Within the sphere of financial products designed for individual customers, new segments have been targeted for offers of consumer loans with a pre-approved limit and available 24 hours a day (PIDE), and the range of mortgage loans has been extended with the Hipoteca BlueBBVA for young people, the Hipoteca Universal (Universal Mortgage) for inmigrants, the Hipoteca Cambio de Casa (Moving Home Mortgage), the Hipoteca Bienestar (home equity loan) for those aged over 65, the Hipoteca Fácil Básica (Basic Easy Mortgage) and the Hipoteca Rentas Altas Básica (Basic High-Income Mortgage).
     In Financial Services for Individuals we have launched the following products: the two Quincenas del Libretón (Passbook Fortnights), and the following time deposits: the Multidepósito BBVA, the Depósito Creciente (Growing Deposit) BBVA and the Depósito Extra, for attracting new funds.

     In this division, the brand “Dinero Express” specializes in the immigrant sector. In 2007 it extended its network to 130 outlets of which 33 are DUOs (sharing premises with BBVA).
     Financial Services for Small Businesses
     This segment consists of professional practices, the self-employed, retailers, the farming community and companies with a turnover of less than €2 million.
     Several campaigns have been launched for the small businesses segment, involving such innovative products as the Préstamo Flexible Negocios (Flexible Business Loan), the Cuenta de Crédito Triple Cero Plus (Triple Zero Plus Credit Account) and the Pack Negocios (Business Pack). The offer has been extended in risk hedging products (Stockpyme) and launch has been made of Soluciones BBVA (non-financial services for SMEs). Furthermore, the Plan Comercios for retailers has included products such as the Cuenta Total Comercios (Comprehensive Retailers Account), the Cuenta de Crédito Comercios Triple Cero (Triple Zero Retailers Credit Account), the Pack Negocios and the Compromiso de Calidad (Quality Commitment) for POS terminals. The farming sector has been catered for through the PAC Campaign and the launch of the new Depósito PAC.
     Consumer finance
     This unit manages online banking, consumer finance, credit cards and leasing plans. These activities are conducted by Uno-e, Finanzia and other companies in Spain, Portugal and Italy.
     The loan portfolio amounted to €5,539 million, an increase of 36.1% during the year to on invoicing of €5,368 million (up 28%). In the vehicle prescription business, sales of €1,944 million in the year increased the total stock to €3,070million (up 52%) despite a 6.0% drop in the registration of private cars. This boosted market share to 13.1% (up 166 basis points). Invoicing of equipment finance climbed 40% and the stock rose 46% to €805 million. Investment in equipment leasing plans increased 33% to €698 million. The unit has a centralised channel for minor office equipment. One of its products (Agiliza) increased 53% and the Vendor office network rose 34%. The fleet of vehicles in leasing plans with maintenance increased 9% to 38,979 units. At Uno-e lending increased 27% to €1,178 million and customer funds (managed or brokered) grew 11% to €1,669 million.
     Customer funds amounted to €1,669 million, an increase of 10.5% due to the increase in deposits related to the roll-out of Depósito 10 and Depósito 15.
     Key developments in this area included the purchase of Intesa Renting S.p.A., an Italian fleet management company.
     Corporate and Business Banking
     The corporate and business banking unit handles SMEs, large companies and institutions in Spanish domestic market through specialized networks. As of December 31, 2007, the loan portfolio had risen 11.0% to €72,588 million and customer funds were €29, 509 million (up 10.0%).
     Highlights within the sphere of this unit are the special finance line for SMEs Línea ICO PYME 2007, the enlargement of the product offer catering for risk hedging (Riskpyme), a new product for advancing the reimbursement of VAT, IGIC (Canary Islands) and Corporate Tax, as well as new formulas, such as operating renting, the factoring of subsidies, leasing with exemption of capitals, leasing with confirmed payment, multipurpose leasing operation with a balloon payment, real estate renting, or confirming associated with a real estate leasing.
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
     Finally an agreement has been reached in European Insurance with the Spanish insurance company MAPFRE for the roll-out and marketing of car insurance, and new formats of Rentas Aseguradas (Guaranteed Incomes) have been launched within the Plan Mayores for senior citizens, as well as a new range of keyman insurance and repatriation insurance for inmigrants and non-residents.
     BBVA Portugal
     BBVA Portugal manages the banking business in Portugal. As of December 31, 2007, BBVA Portugal’s customer loans amounted to €5,056 million, an increase of 19.3% from €4,237 million in 2006. In 2007, mortgage lending was the most dynamic sector, with a 12.4% increase over 2006.
     As of December 31, 2007, customer funds managed by BBVA Portugal totaled €2,676 million, representing a 2.2% decrease over €2,737 million in 2006, principally due to the increase in mutual and pension fund assets under management by BBVA Portugal.

Global Businesses
     The Global Businesses area focuses on providing services to large international companies and investment banking, capital markets and treasury management services to clients.
     The business units included in the Global Businesses area are:
-	Global Customers and Markets: This unit combines the management of products of investment banking, and market unit, with services to lange internacional companies.

-	Asset Management and Private Banking: this unit designs and manages the products that are marketed through the Group’s different branch networks.

-	Business and Real Estate Projects: this unit contains two businesses: business projects, which includes management of direct and private equity holdings and real estate projects through Anida Group.
     The principal figures relating to this business area as of December 31, 2007 and December 31, 2006 were:
—	Total net lending was approximately €35,848 million, an increase of 23.4% from €29,049 million as of December 31, 2006.

—	Total customer deposits were €42,742 million as of December 31, 2007 compared to €35,400 million as of December 31, 2006, an increase of 20.7%.

—	Mutual funds under management were €4,859 million as of December 31, 2007, an increase of 21.5% from €4,000 million as of December 31, 2006.

—	Pension fund assets under management were €7,370 million as of December 31, 2007, an increase of 2.7% from €7,179 million as of December 31, 2006.
Global Customers and Markets
     This unit combines the management of products of investment banking, and market unit, with services to large international companies. It also co-ordinates the corporate banking and markets business in Mexico and South America although its earnings are recorded under the corresponding areas.
     This business unit’s principal activities were focused on the following divisions:
•	Global customers and investment banking: The global customers division services large international companies via expert teams with offices in Spain, in the main European centers, New York, Asia and in BBVA’s franchise in Latin America. The investment banking division includes the structured-finance product teams (project finance, real estate, acquisition finance...), corporate finance, equity origination and global trade finance.

•	Global Markets and Distribution: The division consists of the trading rooms in Europe and New York, distribution of fixed-income securities and equities, relations with financial institutions, custodial services, fixed-income origination and syndicated loans.

•	Asia: As part of the strategic alliance with the CITIC Group, the planned investment has been made in China CITIC Bank (CNBC) and in CITIC International Financial Holdings (CIFH), and progress has been made in identifying opportunities for co-operation in different lines of business. Agreements have also been signed with the Korean banks Korea Eximbank and Kookmin Bank, and a representative office has been opened in Mumbai (India).
     Global Markets has pursued a growth plan that has seen the opening of trading floors in Hong Kong and Düsseldorf and the Centro Regional de Derivados (Regional Derivatives Center) in Mexico, for the distribution of products in Asia, Europe and Latin America, respectively, as well as for generating products in those zones that might do business with the Group throughout the world. Launch has likewise been made of IRS Cuota Segura, a hedging product for mortgage repayments within a scenario of interest rate rises, and the range of hedging derivatives that the networks in Spain and Portugal offer their customers has been expanded (within the Riskpyme and Stockpyme projects), as has the product offering in commodities, inflation and alternative investment derivatives.
Asset Management and Private Banking
     This unit designs and manages the products that are marketed through the Group’s different branch networks. It also manages the high-net-worth segment of retail customers through BBVA Patrimonios and the international private banking unit.
     In Asset Management and Private Banking we have launched the following products: BBVA Capital Privado, private equity fund; Altitude Teide and BBVA Propiedad Global, hedge funds; new guaranteed mutual funds, both in equity, such as BBVA Europa Máximo and BBVA Garantizado 5 x 5 II, and in fixed-income; the BBVA Bolsa China (China Stock Market); five exchange-traded funds, in equity (Acción BBVA FTSE

Latibex Top ETF and Acción FTSE Latibex Brasil ETF), fixed-income (AFI Monetario Euro ETF and AFI Bonos Medio Plazo ETF), with the Ibex Top Dividendo as underlying; and, for private banking customers, the property investment firms Real Estate México I, II and III and a photovoltaic solar energy project in La Gineta (Albacete- Spain).
Business and Real Estate Projects
     This business unit also handles the Group’s real estate business, though Anida Group, as well as its private equity business.
     During 2007 the Business Projects unit was transformed into a venture capital manager operating under the Valanza brand, and began operations in Mexico.
     Finally, a sell-off has been made of the investment in Iberia and of part of the stock held in Gamesa, S.A. and Técnicas Reunidas, S.A. and a shareholding has been taken up in Occidental Hoteles Management, S.A., through the new risk capital fund PECR I.

Mexico and the United States
The business units included in the Mexico and the United States area are:

-	Banking Businesses, and

-	Pensions and Insurance Businesses in Mexico and the United States (including Puerto Rico).
     The principal figures relating to this business area as of December 31, 2007 and December 31, 2006 were:
—	Total net lending was approximately €53,052 million, an increase of 68.7% from €31,449 million as of December 31, 2006.

—	Total customer deposits were €56,820 million as of December 31, 2007 compared to €41,309 million as of December 31, 2006, an increase of 37.5%.

—	Mutual funds under management were €11,214 million as of December 31, 2007, an increase of 13.8% from €9,853 million as of December 31, 2006.

—	Pension fund assets under management were €8,648 million as of December 31, 2007, an increase of 0.3% from €8,625 million as of December 31, 2006.
Banking Businesses
     Highlights of the different divisions’ performance are given below:
     BBVA Bancomer
     In Mexico, expansion has been made of the branch, ATM and point-of-sale terminal networks and further inroads have been made in extending banking usage, with a view to enlarging the customer base.
     Within the sphere of Commercial Banking, new Quincenas del Ahorro (Savings Fortnights) have been arranged with El Libretón (Passbook) and new products have been rolled out for retail customers, such as Winner Card, a savings account for children and young people, El Libretón Dólares, the credit cards Tarjeta a tu Medida (Customized Card) and Tarjeta Instantánea (Instant Card), with immediate approval in branch offices, a new card for family members receiving remittances from the United States and a new public liability insurance for trips to the USA. In addition, a campaign has been held for small enterprises involving the business loan Crédito Redondo Negocios (Business Loan). In turn, Banca Hipotecaria has launched the Hipoteca Joven (Young Persons Mortgage), which offers greater financing, a low monthly rate and a 20-year repayment period.
     Asset Management has seen the launch of the Fondo Privado de Inversión Inmobiliaria, a private equity fund designed to drive the housing sector, as well as a new range of international funds. Likewise, in Companies and Government, credit admission powers have been extended in branch offices to improve both commercial performance and the service rendered to customers, and the distribution of derivatives to customers has begun (Riskpyme project).
     The United States
     In the United States, in January 2007, State National Bank joined the Group and progress has been made in the process of integrating the operations of the three banks in Texas (Laredo National Bank, Texas State Bank and State National Bank). September saw the completion of the process of purchasing Compass Bank, a U.S. bank listed on NASDAQ at the time, with activities in Alabama, Texas, Florida, Arizona, Colorado and New Mexico, 8,808 employees and 417 branches.
     At the end of the year, a new organizational structure has been put in place for BBVA USA, with an ambitious calendar for the legal and operating integration of the above four banks in 2008. BBVA USA had over 2.5 million customers as of December 31, 2007, a total loan book of €26,085 million and €25,411 million in deposits (of which €17,795 million in loans and €16,514 million in deposits corresponded to Compass Bank).
Pensions and Insurance Businesses
     The Group’s pensions and insurance business in Mexico and Puerto Rico generated net attributable profit of €170 million in 2007, an increase of 6.5% from 2006.
South America
     The South America business area includes the banking, insurance and pension businesses of the Group in South America.
     The business units included in the South America business area are:
-	Banking Businesses, including banks in Argentina, Chile, Colombia, Panama, Paraguay, Peru, Uruguay and Venezuela;

-	Pension in Argentina, Bolivia, Chile, Colombia, Ecuador, Peru and Dominican Republic; and

-	Insurance in Argentina, Chile, Colombia, Dominican Republic and Venezuela.
     The principal figures relating to this business area as of December 31, 2007 and December 31, 2006 were:
—	Total net lending was €21,839 million, an increase of 25.8% from €17,366 million as of December 31, 2006.

—	Total customer deposits were €25,310 million as of December 31, 2007, an increase of 11.1% from €22,773 million as of December 31, 2006,.

—	Mutual funds under management were €1,725 million as of December 31, 2007, an increase of 9.5% from €1,575 million as of December 31, 2006.

—	Pension fund assets under management were €34,826 million as of December 31, 2007, an increase of 9.3% from €31,872 million as of December 31, 2006.
     Local currencies in South America fell against the euro in 2007, with a resulting negative impact on our consolidated financial statements as of and for the year ended December 31, 2007. See “Item 5. Operating and Financial Review and Prospects— Operating Results—Factors Affecting the Comparability of our Results of Operations and Financial Condition”.
     Economic conditions in all the region’s countries were favorable, which provided for substantially improved key variables in the Latin-American financial-services industry, most notably profitability and solvency.
     The following is a brief description of our operations, on a country-by-country basis, in the South America business area. The operating results described below refer to each individual unit’s contribution to the South America business area’s operating results, unless otherwise stated.
Banking Businesses
Argentina
     BBVA Banco Francés in Argentina obtained income attributed to the Group of €147 million an increase of 19.7% from €136 million in 2006.
     The new products launched by BBVA Banco Francés in Argentina include, among others, the deposit Plazo Fijo Renta Asegurada (Fixed-Term Guaranteed Income), the Visa Platinum card, MasterCard Black for the high-income bracket, the offer of loans through ATMs, the creation of the Blue segment (with cards and other benefits for young people) or the adoption of the Riskpyme model, which will make treasury and derivatives products available to customers.
Chile
     BBVA Chile’s income attributed to the Group for 2007 amounted to €37 million compared to €7 million in 2006, due to commercial activity.
     BBVA Chile has continued to expand its BBVA Express branch network and, through Forum, an entity devoted to vehicle finance acquired in 2006, it has extended its lending offer in this segment.
Colombia
     BBVA Colombia’s income attributed to the Group for 2007 amounted to €107 million an increase of 7.3% from 96 million in 2006, due to higher taxes in 2006.

     BBVA Colombia has launched Generación XXI, a program for young people, and new loans for car purchases that finance 100% of the amount over 76 months in 12 or 14 installments per year.
Panama
     BBVA Panama’s income attributed to the Group for 2007 amounted to €23 million from €22 million in 2006.
Paraguay
     BBVA Paraguay’s income attributed to the Group for 2007 amounted to €18 million an increase of 25.5% from €14 million in 2006.
Peru
     BBVA Banco Continental’s income attributed to the Group for 2007 was €63 million, an increase of 17.2% from €56 million in 2006.
     BBVA Banco Continental in Peru has subscribed an agreement with the IFC (World Bank) for financing mortgages and SMEs and receives funding from the IDB in support of the housing sector. It has launched a new payment system for online shopping and has begun to market hedge derivatives for SMEs (Riskempresa).
Uruguay
     BBVA Uruguay’s income attributed to the Group for 2007 decreased 23.9% to €6 million from €8 million in 2006.
Venezuela
     BBVA Banco Provincial’s income attributed to the Group for 2007 increased 65.2% to €124 million from €82 million in 2006.
     BBVA Banco Provincial experienced a year fraught with political and regulatory uncertainty. The lending portfolio was diversified to prioritize the retail business, particularly consumer lending and credit cards with products such as the Instant Payroll Loan, which was a first consumer finance product of this type offered in Venezuela.
     Banco Provincial in Venezuela has also rolled out the Blue Program for young people and new lines of instant finance through credit cards and for companies via e-banking.
Pension Funds and Insurance in South America
     The pension and insurance unit in South America achieved an income attributed of €125 million in 2007. This was 21.8% up on the previous year. Of this figure, €73 million were generated in the pension business (up 12.9 against 2006) and €52 million came from the insurance business (up 36.7%).
     The year has been characterized by intensive marketing activity, including the design of new products, the reinforcement of alternative sales channels and the search for opportunities in new markets. This has all taken place within a changing regulatory environment, especially in the pension business. In the fourth quarter of 2007 the Group has sold its stakes in AFP Crecer and BBVA Seguros, both in the Dominican Republic.
Corporate Activities
     The Corporate Activities area handles the Group’s general management functions. These mainly consist of structural positions for interest rates associated with the euro balance sheet and exchange rates, together with liquidity management and shareholders’ funds.
     The business units included in the Corporate Activities business area are:
-	Financial Planning, carried out by the Assets and Liabilities Committee (“ALCO”) which administers the Group’s interest- and exchange-rate structure as well as its overall liquidity and shareholders’ funds.

-	Holdings in Industrial and Financial Companies. This unit manages the Group’s investment portfolio in industrial and financial companies applying strict criteria for risk-control, economic capital consumption and return on investment, with diversification over different industries.
Financial Planning
     The ALCO manages the BBVA Group’s overall financing needs and interest and exchange rate risks. ALCO also manages the BBVA Group’s investments and capital resources in an effort to improve the return on capital for our shareholders.
Holdings in Industrial and Financial Companies
     The Holdings in Industrial and Financial Companies business unit manages the Group’s holdings in listed industrial companies, principally Telefónica, S.A., and until Februay 2007, Iberdrola, S.A. All of these shareholdings are recorded on our consolidated balance sheet prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 as “available-for-sale”. As of December 31, 2007, the portfolio of shareholdings of this business unit had a market value (including equity swaps) of €7,104 million. In 2007, the BBVA Group’s holdings in industrial and financial companies generated unrealised gains of €4,013 million before taxes, compared to €3,389 million in 2006.
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
     The FGD is funded by annual contributions from member banks. The rate of such contributions in 2006 was 0.06% of the year-end amount of bank deposits to which the guarantee extended and 0.06% over the 5% of the securities held on clients’ behalf, in accordance with legislation in effect. Nevertheless, once the capital of the FGD exceeds its requirements, the Minister of Economy may reduce the member banks’ contributions and, when the FGD’s funds exceed the capital requirements by one percent or more of the member banks’ deposits, such contributions may be suspended.
     In order to safeguard the stability of its members, the FGD may also receive contributions from the Bank of Spain. At December 31, 2007, all of the Spanish banks belonging to the BBVA Group were members of the FGD and thus obligated to make annual contributions to it.
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
Capital Adequacy Requirements
     Capital adequacy requirements were revised in 1985 and, pursuant to EU directives, amended as of January 1, 1993. Those requirements are applicable to BBVA Group on both a consolidated and individual basis. Another and outstanding revision is about to finalize to adopt Basel II.
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
     The Basel Committee published a new Basel capital accord (also known as Basel II) which has replaced the Basel Accord. A new regulatory framework (Directives 2006/48/EC and 2006/49/EC) was adopted in June 2006.
     Royal Decree 216/2008, of 15 February, on capital of financial institutions was published on 16 February 2008. Also, a series of amendments were introduced to Law 13/1985, of 25 May, on investment ratios, capital and reporting requirements of financial intermediaries. The main purpose of these new regulations is to transpose into Spanish law Directive 2006/48/EC and Directive 2006/49/EC which, in turn, transpose into Community law the New Basel Capital Accord (Basel II).
     Accordingly, in 2008 the Bank must calculate its capital requirements in accordance with the aforementioned regulations, which change the way entities must calculate their minimum capital, include new risks that require the use of capital, such as operational risk, and introduce new calculation methodologies and models to be applied by the entities, and new requirements in the form of validation mechanisms and public information to be disclosed to the market.
     The BBVA Group is performing the necessary adaptations to its policies and processes in order to comply with the aforementioned regulations. In this respect, within the framework of the adaptation to Basel II carried out in recent years, advanced management tools are being implemented for risk measurement (scoring systems, transaction monitoring, Value at Risk (VaR), operational risk measurement, inter alia) which include, as a fundamental variable of the models, the analysis of capital requirements and the impacts of the decisions taken by the Group. In any case, the Bank’s directors consider that the impact of the entry into force of the aforementioned legislation will not be material.
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
Concentration of Risk
     The Bank of Spain regulates the concentration of risk. Since January 1, 1999, any exposure to a person or group exceeding 10% of a group’s or bank’s regulatory capital has been deemed a concentration. The total amount of exposure represented by all of such concentrations may not exceed 800% of regulatory capital. Exposure to a single person or group may not exceed 25% (20% in the case of non-consolidated companies of the economic Group) of a bank’s or group’s regulatory capital.
Legal and Other Restricted Reserves
     We are subject to the legal and other restricted reserves requirements applicable to Spanish companies. Please see “—Capital Adequacy Requirements”. See Note 34 to the Consolidated Financial Statements.
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
Employee Pension Plans
     Under the relevant collective labor agreements, BBVA and some of its subsidiaries provide supplemental pension payments to certain active and retired employees and their beneficiaries. These payments supplement social security benefits from the Spanish state. See Note 2.2.4 and Note 27 to the Consolidated Financial Statements.
Dividends
     If a bank meets the Bank of Spain’s minimum capital requirements described above under "—Capital Adequacy Requirements”, it may dedicate all of its net profits to the payment of dividends, although, in practice, banks consult with the Bank of Spain before declaring a dividend. We calculate that as of December 31, 2007, we had approximately €3.5 billion of unrestricted reserves in excess of applicable capital and reserve requirements available for the payment of dividends. Compliance with such requirements notwithstanding, the Bank of Spain may advise a bank against the payment of dividends on grounds of prudence. In no event may dividends be paid from non-distributable reserves. Banks which fail to comply with the capital adequacy ratio by more than 20% are required to devote all of their net profits to increasing their capital ratios. Banks which fail to meet the required ratio by 20% or less must obtain prior approval of the Bank of Spain to distribute any dividends and must devote at least 50% of net profits to increasing their capital ratios. In addition, banks, and their directors and executive officers that do not comply with the liquidity and investment ratios and capital adequacy requirements may be subject to fines or other sanctions. Compliance with the Bank of Spain’s capital requirements is determined on both a consolidated and individual basis. BBVA’s Spanish subsidiaries are in compliance with these capital adequacy requirements on both a consolidated and individual basis. If a bank has no net profits, the board of directors may propose at the general meeting of the stockholders that a dividend be declared out of retained earnings.
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
U.S. Regulation
     Banking Regulation
     BBVA is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the “BHC Act”). As such it is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Among other things, the Group’s direct and indirect activities and investments in the United States are limited to those that are ‘financial in nature’ or ‘incidental’ or ‘complementary’ to a financial activity, as determined by the Federal Reserve. BBVA is also required to obtain the prior approval of the Federal Reserve before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting stock of any U.S. bank or bank holding company.
     Under current Federal Reserve policy, BBVA is required to act as a source of financial strength for its U.S. bank subsidiaries. Among other things, this source of strength obligation could require BBVA to inject capital into any of its U.S. bank subsidiaries if any of them became undercapitalized.
     The Group’s U.S. bank subsidiaries and BBVA’s U.S. branches are also subject to supervision and regulation by a variety of other U.S. regulatory agencies. In addition to supervision by the Federal Reserve, BBVA’s New York and Miami branches are supervised by the New York State Banking Department and the Florida Office of Financial Regulation, respectively. Compass Bancshares Inc. is a financial holding company within the meaning of the BHC Act and is subject to supervision and regulation by the Federal Reserve. Compass Bank and Texas State Bank are state-chartered banks that are members of the Federal Reserve System and are supervised by the Federal Reserve and, respectively, the State of Alabama Banking Department and the Texas Department of Banking. Compass Bank also has branches in Texas, Arizona, Florida, Colorado, and New Mexico, which are supervised by their respective state banking regulators. Laredo National Bank is chartered as a national bank and is supervised by the Office of the Comptroller of the Currency. BBVA Bancomer USA and BBVA Puerto Rico are chartered and supervised by the State of California Department of Financial Institutions and the Officina del Comisionado de Instituciones Financieras de Puerto Rico, respectively. Compass Bank, Texas State Bank, Laredo National Bank, BBVA Bancomer USA and BBVA Puerto Rico are also depository institutions insured by, and subject to the regulation of, the Federal Deposit Insurance Corporation.
     Bancomer Transfer Services is an affiliate of BBVA, which is licensed as a money transmitter by the State of California Department of Financial Institutions and as a money services business by the Texas Department of Banking. Bancomer Transfer Services is also registered as a money services business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury.
     A major focus of U.S. governmental policy relating to financial institutions in recent years has been aimed at fighting money laundering and terrorist financing. Regulations applicable to BBVA and its affiliates impose obligations to maintain appropriate policies, procedures, and controls to detect, prevent, and report money laundering. In particular, Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), as amended, requires financial institutions operating in the United States to (i) give special attention to correspondent and payable-through bank accounts, (ii) implement enhanced reporting due diligence, and ‘know your customer’ standards for private banking and correspondent banking relationships, (iii) scrutinize the beneficial ownership and activity of certain non-U.S. and private banking customers (especially for so-called politically exposed persons), and (iv) develop new anti-money laundering programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement any existing compliance programs for purposes of requirements under the Banks Secrecy Act and the Office of Foreign Assets Control regulations. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious legal and reputational consequences for the institution.
     Regulation of Other U.S. Entities
     The Group’s U.S. broker-dealers are subject to the regulation and supervision of the SEC and the Financial Industry Regulatory Authority (FINRA) with respect to their securities activities.
Monetary Policy
     The integration of Spain into the EMU on January 1, 1999 implied the yielding of monetary policy sovereignty to the ESCB. The ESCB is composed of the ECB and the national central banks of the 15 member countries that form the EMU.

     The ESCB determines and executes the single monetary policy of the 15 member countries of the EMU. The ESCB collaborates with the central banks of member countries to take advantage of the experience of the central banks in each of its national markets. The basic tasks to be carried out by the ESCB include:
•	defining and implementing the single monetary policy of the EU;

•	conducting foreign exchange operations in accordance with the set exchange policy;

•	lending to national monetary financial institutions in collateralized operations;

•	holding and managing the official foreign reserves of the member states; and

•	promoting the smooth operation of the payment systems.
     In addition, the EU Treaty establishes a series of rules designed to safeguard the independence of the system, in its institutional as well as in its administrative functions.
Reform of the Spanish Securities Markets
     During 2007, there have been significant legal developments approved by the Spanish Government, with the purpose of reforming the Spanish legal system, and in particular the Spanish Securities Markets Act of 1988 (the “Securities Markets Act") in order to adapt it to several European Directives.
Law amending the Securities Market Act (47/2007)
     Law 47/2007 amends the Securities Markets Act in order to adapt it to Directive 2004/37/EC on markets in financial instruments (MiFID), Directive 2006/49/EC on the capital adequacy of investment firms and credit institutions, and Directive 2006/73/EC implementing Directive 2004/39/EC with respect to organizational requirements and operating conditions for investment firms and defined terms for the purposes of that Directive. The amendments introduced represent important reforms of the Securities Markets Act and serve to (i) establish new multilateral trading facilities for listing shares apart from the Stock Markets; (ii) reinforce the measures for the protection of investors; (iii) establish new organizational requirements for investment firms; and (iv) reinforce the supervisory powers of the CNMV by establishing cooperation mechanisms among supervisory authorities.
  Law amending the Securities Markets Act on takeover bids and transparency requirements for issuers (6/2007)
     Law 6/2007 has amended several provisions of the Securities Market Act in order to adapt it to Directive 2004/25/EC on takeover bids, and Directive 2004/109/EC on the harmonisation of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market.
     With respect to the transparency of listed companies, Law 6/2007 (i) amends the reporting requirements with respect to periodic financial information of listed companies and issuers of listed securities; (ii) amends the disclosure regime for significant stakes; (iii) adds new information and disclosure requirements for issuers of listed securities, including disclosure regarding significant events; (iv) establishes a civil liability system of the issuer and board of directors in connection with the financial information disclosed by issuers of securities; and (v) establishes new developments in the supervision system, conferring new supervisory powers upon the CNMV with respect to the review of accounting information.
     The transparency requirements have been further developed by Royal Decree 1362/2007 developing the Securities Markets Act on transparency requirement for issuers of listed securities, which establishes the requirements relating to the content, publication and disclosure of regulated information for issuers for which Spain is the country of origin and whose shares are admitted to trading in a Spanish market. This regulated information includes: (i) periodic information to be disclosed on the annual and semi-annual financial reports and periodic statements, such as the annual accounts, the management report, and a declaration of responsibility signed by the company’s directors; (ii) information on significant shareholdings, reducing the communication threshold to 3%, and extending the disclosure obligations to the acquisition or transfer of financial instruments that grant rights to acquire shares with voting rights; (iii) treasury stock transactions, that reach or exceed 1% of voting rights; and (iv) other obligations, such as communication of remuneration systems for directors and managers, statistical information, etc.
     With respect to takeover bids, Law 6/2007 (i) establishes the cases in which a company must launch a takeover bid over the entire share capital of the relevant company; (ii) establishes that takeover bids shall be launched once a specific stake on the share capital of the company has been reached (instead of the previous system which was based on the obligation of launching a takeover bid in order to reach a specific percentage); (iii) regulates new obligations for the board of directors of the target companies of the takeover bid in terms of preventing the takeover bid; (iii) regulates the squeeze-out and sell-out when 90% of the share capital is held after a takeover bid; and (iv) establishes a new relevant control threshold by considering that control exists by the direct or indirect acquisition of a percentage of voting rights in a listed company equal to or in excess of 30%, or by holding any interest carrying less than 30% of voting rights but appointing, within 24 months following the acquisition, a number of directors which, together with those already appointed, if any, represents more than one-half of the members of the board of directors.
     The regulations on takeover bids established by Law 6/2007, have been further developed by Royal Decree 1066/2007 on rules applicable to takeover bids for securities, completing the amendments introduced by Law 6/2007, in order to ensure that takeover bids are carried out within a comprehensive legal framework and with absolute legal certainty. The Royal Decree contains provisions regarding: (i) the scope and application to all takeover bids, whether voluntary or mandatory, for a listed company; (ii) the rules applicable to mandatory takeover bids when control of a company is obtained; (iii) other cases of takeover bids, such as bids for de-listing of securities and bids that must be made when a company wishes to reduce capital through the acquisition of its own shares for subsequent redemption thereof; (iv) the consideration and guarantees offered in a bid; (v) stages of the procedure that must be followed in a takeover bid; (vi) the mandatory duty of passivity of the board of directors of the offeree company and the optional regime of neutralisation of other preventive measures against bids; (vii) the acceptance period, the calculation of the acceptances received and the settlement of the bid; (viii) the procedures applicable to competing offers and to squeeze-outs and sell-outs; and (ix) certain rules on supervision, inspection and sanctions applicable in respect of the regulations on takeover bids.
C. Organizational Structure
     Below is a simplified organizational chart of BBVA’s most significant subsidiaries as of December 31, 2007. An additional approximately 330 companies are domiciled in the following countries: Argentina, Belgium, Bolivia, Brazil, Cayman Islands, Chile, Colombia, Ecuador, France, Germany, Ireland, Italy, Luxembourg, Mexico, Netherlands, Netherlands Antilles, Panama, Peru, Portugal, Puerto Rico, Spain, Switzerland, United Kingdom, United States of America, Uruguay and Venezuela.

			BBVA
	Country of		Voting	BBVA	Total
Subsidiary	Incorporation	Activity	Power	Ownership	Assets
					(in millions
			(percentages)		of euros)
BBVA BANCOMER, S.A. DE C.V.	Mexico	Bank	100.00	99.97	62,314
COMPASS BANK	U.S.A.	Bank	100.00	100.00	30,908
BANCO DE CREDITO LOCAL, S.A.	Spain	Bank	100.00	100.00	13,087
BBVA SEGUROS, S.A.	Spain	Insurance	99.94	99.94	11,620
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	Chile	Bank	68.17	68.16	7,964
BANCO PROVINCIAL S.A. — BANCO UNIVERSAL	Venezuela	Bank	55.60	55.60	6,935
BBVA FACTORING E.F.C., S.A.	Spain	Financial services	100.00	100.00	6,749
FINANZIA, BANCO DE CREDITO, S.A.	Spain	Bank	100.00	100.00	6,356
BANCO BILBAO VIZCAYA ARGENTARIA(PORTUGAL), S.A.	Portugal	Bank	100.00	100.00	6,190
BBVA COLOMBIA, S.A.	Colombia	Bank	95.43	95.43	5,898
TEXAS STATE BANK	U.S.A.	Bank	100.00	100.00	5,782
BBVA BANCO DE FINANCIACION S.A.	Spain	Bank	100.00	100.00	5,631
BANCO CONTINENTAL, S.A.	Peru	Bank	92.08	46.04	5,624
COMPASS CAPITAL MARKETS, INC.	U.S.A.	Financial services	100.00	100.00	4,774
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO	Puerto Rico	Bank	100.00	100.00	4,466
BBVA BANCO FRANCES, S.A.	Argentina	Bank	76.06	76.00	4,130
BBVA IRELAND PUBLIC LIMITED COMPANY	Ireland	Financial services	100.00	100.00	3,633
COMPASS SOUTHWEST, LP	U.S.A.	Bank	100.00	100.00	3,421
THE LAREDO NATIONAL BANK	U.S.A.	Bank	100.00	100.00	3,299
BBVA INTERNATIONAL INVESTMENT CORPORATION	Puerto Rico	Financial services	100.00	100.00	2,027
BANCO DEPOSITARIO BBVA, S.A.	Spain	Bank	100.00	99.99	1,986
UNO-E BANK, S.A	Spain	Bank	100.00	100.00	1,685

D. Property, Plants and Equipment
     We own and rent a substantial network of properties in Spain and abroad, including 3,595 branch offices in Spain and, principally through our various affiliates, 4,433 branch offices abroad as of December 31, 2007. As of December 31, 2007, approximately 47.3% and 56.7% of these properties are rented in Spain and abroad, respectively, from third parties pursuant to short-term leases that may be renewed by mutual agreement. The remaining properties, including most of our major branches and our headquarters, are owned by us.
     We are in the process of building a new corporate headquarters in Madrid, Spain. The development of our new corporate headquarters will entail an investment of approximately €700 million, which includes costs for land acquisition, construction and installations. We expect to relocate approximately 6,500 employees (who currently work at 10 locations throughout Madrid) to this facility by 2010, thereby centralizing a significant portion of our operations and enhancing employee efficiency. Pursuant to this project, we sold four buildings in 2007, the results of which were recorded as capital gains of €279 million on our income statement for the year ended December 31, 2007. In addition, on June 19, 2007, we reached an agreement with Grupo Gmp to acquire real estate for €430 million in the “Parque Empresarial Forestal” in northern Madrid.
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

	Average Balance Sheet - Assets and Interest from Earning Assets
	Year Ended December 31, 2007			Year Ended December 31, 2006			Year Ended December 31, 2005
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Yield (1)	Balance	Interest	Yield (1)	Balance	Interest	Yield (1)
				(in millions of euros, except percentages)
Assets
Cash and balances with central banks	16,038	458	2.86%	11,903	444	3.73%	10,494	458	4.37%
Debt securities, equity instruments and derivatives	107,236	3,961	3.69%	103,387	4,156	4.02%	116,373	4,328	3.72%
Loans and receivables	311,543	21,064	6.76%	256,463	14,792	5.77%	213,520	11,171	5.23%
Loans and advances to credit institutions	31,084	1,776	5.72%	23,671	992	4.19%	20,600	767	3.72%
In euros(2)	21,097	1,138	5.39%	14,090	452	3.21%	10,653	276	2.59%
In other currencies(3)	9,987	638	6.39%	9,581	540	5.63%	9,947	491	4.94%
Loans and advances to customers	280,459	19,288	6.88%	232,792	13,801	5.93%	192,920	10,404	5.39%
In euros(2)	205,857	10,747	5.22%	177,331	7,366	4.15%	150,358	5,699	3.79%
In other currencies(3)	74,602	8,541	11.45%	55,461	6,435	11.60%	42,562	4,705	11.06%
Other financial income	—	217	—	—	196	—	—	183	—
Non-earning assets	26,851	—	—	24,198	—	—	23,669	—	—

Total average assets	461,668	25,700	5.57%	395,951	19,589	4.95%	364,056	16,140	4.43%

(1)	Rates have been presented on a non-taxable equivalent basis.

(2)	Amounts reflected in euro correspond to predominantly domestic activities.

(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

	Average Balance Sheet - Liabilities and Interest paid on Interest Bearing Liabilities
	Year Ended December 31, 2007			Year Ended December 31, 2006			Year Ended December 31, 2005
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Yield (1)	Balance	Interest	Yield (1)	Balance	Interest	Yield (1)
	(in millions of euros, except percentages)
Liabilities
Deposits from central banks and credit institutions	65,822	3,298	5.01%	63,730	2,420	3.80%	64,804	2,176	3.36%
In euros	27,388	1,090	3.98%	34,550	983	2.85%	36,453	797	2.19%
In other currencies	38,434	2,208	5.75%	29,180	1,437	4.92%	28,351	1,379	4.86%
Customer deposits	219,732	7,584	3.45%	177,927	5,392	3.03%	159,103	4,433	2.79%
In euros(2)	123,597	3,706	3.00%	99,148	1,736	1.75%	87,418	1,078	1.23%
In other currencies(3)	96,135	3,878	4.03%	78,779	3,656	4.64%	71,685	3,355	4.68%
Debt securities and subordinated liabilities	99,539	4,642	4.66%	87,526	3,026	3.46%	68,925	1,886	2.74%
In euros(2)	82,905	3,659	4.41%	77,483	2,506	3.23%	64,188	1,573	2.45%
In other currencies(3)	16,634	983	5.91%	10,043	520	5.18%	4,737	313	6.61%
Other financial costs	—	407	—	—	377	—	—	437	—
Non-interest-bearing liabilities	51,960	—	—	47,979	—	—	55,544	—	—
Stockholders’ equity	24,615	—	—	18,787	—	—	15,680	—	—

Total average liabilities	461,668	15,931	3.45%	395,949	11,215	2.83%	364,056	8,932	2.45%

(1)	Rates have been presented on a non-taxable equivalent basis.

(2)	Amounts reflected in euro correspond to predominantly domestic activities.

(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.
Changes in Net Interest Income-Volume and Rate Analysis
     The following table allocates changes in our net interest income between changes in volume and changes in rate for 2007 compared to 2006, and 2006 compared to 2005. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period during which they are due. Loan fees were included in the computation of interest income.

	2007/2006
	Increase (Decrease) due to changes in
	Volume (1)	Rate (1) (2)	Net Change
		(in millions of euros)
Interest income
Cash and balances with central bank	154	(140)	14
Debt securities, equity instruments and derivatives	155	(349)	(194)
Loans and advances to credit institutions	310	475	785
In euros	224	462	686
In other currencies	23	76	99
Loans and advances to customers	2,826	2,662	5,488
In euros	1,185	2,197	3,382
In other currencies	2,221	(114)	2,107
Other financial income	—	18	18

Total income	3,251	2,859	6,111
Interest expense
Deposits from central banks and credit institutions	80	798	878
In euros	(204)	310	106
In other currencies	456	316	772
Customer deposits	1,267	925	2,192
In euros	428	1,542	1,970
In other currencies	805	(583)	222
Debt certificates and subordinated liabilities	416	1,200	1,616
In euros	175	977	1,152
In other currencies	341	122	463
Other financial costs	—	30	30

Total expense	1,862	2,854	4,716

Net interest income	1,389	5	1,395

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.

(2)	Rates have been presented on a non-taxable equivalent basis.

	2006/2005
	Increase (Decrease) due to changes in
	Volume (1)	Rate (1) (2)	Net Change
		(in millions of euros)
Interest income
Cash and balances with central banks	61	(76)	(14)
Debt securities, equity instruments and derivatives	(483)	311	(172)
Loans and advances to credit institutions	114	110	224
In euros	89	86	175
In other currencies	(18)	67	49
Loans and advances to customers	2,150	1,246	3,396
In euros	1,022	644	1,667
In other currencies	1,426	303	1,729
Other financial income	—	16	16

Total income	1,414	2,036	3,449
Interest expense
Deposits from central banks and credit institutions	(36)	281	245
In euros	(42)	228	187
In other currencies	40	18	58
Customer deposits	524	435	959
In euros	145	514	658
In other currencies	332	(32)	301
Debt certificates and subordinated liabilities	509	631	1,140
In euros	326	607	933
In other currencies	351	(144)	207
Other financial costs	—	(60)	(60)

Total expense	783	1,501	2,283

Net interest income	631	535	1,166

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.

(2)	Rates have been presented on a non-taxable equivalent basis.
Interest Earning Assets—Margin and Spread
     The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the years indicated.

	December 31,
	2007	2006	2005
	(in millions of euros, except percentages)
Average interest earning assets	434,817	371,752	340,387
Gross yield (1)	5.91%	5.27%	4.74%
Net yield (2)	5.57%	4.95%	4.43%
Net interest margin (3)	2.25%	2.25%	2.12%
Average effective rate paid on all interest-bearing liabilities	3.45%	2.83%	2.45%
Spread (4)	2.46%	2.44%	2.29%

(1)	Gross yield represents total interest income divided by average interest earning assets.

(2)	Net yield represents total interest income divided by total average assets.

(3)	Net interest margin represents net interest income as percentage of average interest earning assets.

(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS
Interest-Bearing Deposits in Other Banks
     As of December 31, 2007, interbank deposits represented 3.9% of our assets. Of such interbank deposits, 40.8% were held outside of Spain and 59.1% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. Such deposits, however, are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.
Securities Portfolio
     As of December 31, 2007, our securities were carried on our consolidated balance sheet at a book value of €101.59 billion, representing 20.2% of our assets. €11.7 billion or 11.5% of our securities consisted of Spanish Treasury bonds and Treasury bills. The average yield during 2007 on investment securities that BBVA held was 4.2%, compared to an average yield of approximately 6.8% earned on loans and receivables during 2007. The market or appraised value of our total securities portfolio as of December 31, 2007 was €101.3 billion. See Notes 9, 10, 11 and 13 to the Consolidated Financial Statements. For a discussion of our investments in affiliates, see Note 16 to the Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.1 and 2.2.2 to the Consolidated Financial Statements.
     The following table analyzes the book value and market value of our ownership of debt securities and equity securities at December 31, 2007, December 31, 2006 and December 31, 2005. Investments in affiliated companies consolidated under the equity method are not included in the table below.

	2007		2006		2005
	Amortized		Amortized		Amortized
	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
			(Millions of euros)
DEBT SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic-	10,088	10,161	9,233	9,506	15,818	16,705
Spanish Government	5,226	5,274	6,596	6,859	13,490	14,274
Other debt securities	4,862	4,887	2,637	2,647	2,328	2,431
International-	26,725	27,175	22,002	22,724	33,296	34,267
United States -	9,051	9,056	5,514	5,506	3,993	3,989
U.S. Treasury and other U.S. Government agencies	60	61	342	343	2,971	2,958
States and political subdivisions	515	518	310	310	51	51
Other debt securities	8,476	8,477	4,862	4,853	971	980
Other countries -	17,674	18,119	16,488	17,218	29,303	30,278
Securities of other foreign Governments	10,844	11,278	9,858	10,386	20,885	21,793
Other debt securities	6,830	6,841	6,630	6,832	8,418	8,485

TOTAL AVAILABLE FOR SALE PORTFOLIO	36,813	37,336	31,235	32,230	49,114	50,972

HELD TO MATURITY PORTFOLIO
Domestic-	2,402	2,271	2,404	2,337	1,205	1,237
Spanish Government	1,417	1,349	1,417	1,378	363	375
Other debt securities	985	922	987	959	842	862
International-	3,182	3,063	3,502	3,421	2,754	2,798

TOTAL HELD TO MATURITY PORTFOLIO	5,584	5,334	5,906	5,758	3,959	4,035

TOTAL DEBT SECURITIES	42,397	42,670	37,141	37,989	53,073	55,007

	2007		2006		2005
	Amortized		Amortized		Amortized
	Cost	Fair Value(1)	Cost	Fair Value(1)	Cost	Fair Value(1)
			(Millions of euros)
EQUITY SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic-	3,783	7,164	4,564	7,381	5,103	7,396
Equity listed	3,710	7,032	4,525	7,342	5,094	7,324
Equity Unlisted	73	132	39	39	9	72
International-	2,841	3,932	1,860	2,656	936	1,666
United States-	490	489	53	54	52	50
Equity listed	420	419	27	28	42	40
Equity Unlisted	70	70	26	26	10	10
Other countries-	2,351	3,443	1,807	2,602	884	1,616
Equity listed	2,242	3,346	1,702	2,497	839	1,571
Equity Unlisted	109	97	105	105	45	45

TOTAL AVAILABLE FOR SALE PORTFOLIO	6,624	11,096	6,424	10,037	6,039	9,062

TOTAL EQUITY SECURITIES	6,624	11,096	6,424	10,037	6,039	9,062

TOTAL INVESTMENT SECURITIES	49,021	53,766	43,565	48,026	59,112	64,069

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the year. Appraised values are used for unlisted securities based on our estimate or on unaudited financial statements, when available.
     The following table analyzes the maturities of our debt investment and fixed income securities, excluding trading portfolio, by type and geographical area as of December 31, 2007.

	Maturing at one year or less		Maturing after one year to five years		Maturing after five year to ten years		Maturing after ten years
	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Total
				(Millions of euros, except percentages)
AVAILABLE FOR SALE PORTFOLIO
Domestic:
Spanish Government	437	6.04	796	6.04	1,062	6.04	2,980	6.04	5,274
Other debt securities	453	4.91	2,935	4.91	326	4.91	1,173	4.91	4,887

Total Domestic	890	5.44	3,731	5.44	1,388	5.44	4,153	5.44	10,161

International:
United States:	1,006	4.72	3,818	4.72	2,169	4.72	2,062	4.72	9,055
U.S. Treasury and other U.S. government securities	14	3.27	43	3.27	3	3.27	—	3.27	61
States and political subdivisions	54	3.75	114	3.75	181	3.75	169	3.75	518
Other debt securities	938	4.80	3,661	4.80	1,985	4.80	1,893	4.80	8,477
Other countries:	1,792	2.87	4,812	2.87	5,532	2.87	5,983	2.87	18,119
Securities of other foreign Governments	498	3.39	2,408	3.39	4,199	3.39	4,173	3.39	11,278
Other debt securities	1,294	2.68	2,404	2.68	1,333	2.68	1,810	2.68	6,841

Total International	2,798	3.60	8,630	3.60	7,701	3.60	8,045	3.60	27,175

Total Available for sale	3,688	4.09	12,361	4.09	9,089	4.09	12,198	4.09	37,336

HELD TO MATURITY PORTFOLIO
Domestic:	9	5.09	485	4.53	1,727	3.51	181	3.92	2,402
Spanish Government	5	6.00	292	4.82	1,066	3.23	54	4.20	1,417
Other debt securities	4	3.75	193	4.13	661	3.96	127	3.80	985
International:	282	3.46	936	3.98	1,738	4.15	227	3.75	3,182

Total Held to maturity	291	3.51	1,421	4.17	3,465	3.83	408	3.83	5,585

TOTAL DEBT SECURITIES	3,979	4.06	13,782	4.10	12,554	4.02	12,606	4.08	42,921

(1)	Rates have been presented on a non-taxable equivalent basis.

Loans and advances to credit institutions
     As of December 31, 2007, our total loans and advanced to credit institutions amounted to €20.8 billion, or 4.15% of total assets. Net of our valuation adjustments, loans and advances to credit institutions amounted to €20.9 billion as of December 31, 2007, or 4.2% of our total assets.
Loans and advances to other debtors
     As of December 31, 2007, our total loans and leases amounted to €317.4 billion, or 63.2% of total assets. Net of our valuation adjustments, loans and leases amounted to €310.9 billion as of December 31, 2007, or 61.9% of our total assets. As of December 31, 2007 our loans in Spain increased by 11.5% compared to December 31, 2006, which amounted to €183.2 billion. Our foreign loans amounted to €113.0 billion at December 31, 2007, an increase of 42.8% compared to December 31, 2006, as a result of acquisition of Compass and the strong lending growth in most countries in Latin America. For a discussion of certain mandatory ratios relating to our loan portfolio, see “—Supervision and Regulation—Liquidity Ratio” and “—Investment Ratio”.
   Loans by Geographic Area
     The following table analyzes, by domicile of the customer, our net loans and leases for each of the years indicated.

	As of December 31,
	2007	2006	2005
	(in millions of euros)
Domestic	204,311	183,231	156,127
Foreign
Western Europe	22,966	17,999	14,663
Central and South America	57,060	49,160	43,491
United States	28,766	9,597	6,196
Other	4,255	2,390	1,519
Total Foreign	113,047	79,146	65,869

Total loans and leases	317,358	262,377	221,996

Valuation adjustments	(6,476)	(5,812)	(5,146)

Total net lending	310,882	256,565	216,850

   Loans by Type of Customer
     The following table analyzes by domicile and type of customer our net loans and leases for each of the years indicated. The analyses by type of customer are based principally on the requirements of the regulatory authorities in each country.

	As of December 31,
	2007	2006	2005
	(in millions of euros)
Domestic
Government	16,013	15,987	16,089
Agriculture	1,987	1,818	1,550
Industrial	18,404	15,965	14,774
Real estate and construction	36,261	33,803	24,937
Commercial and financial	15,220	15,231	11,736
Loans to individuals	88,853	78,190	67,964
Lease financing	7,698	6,717	5,910
Other	19,875	15,522	13,169

Total domestic	204,311	183,234	156,129
Foreign
Government	5,052	5,207	6,036
Agriculture	1,750	1,315	955
Industrial	21,518	8,765	3,155
Real estate and construction	18,895	7,698	11,624
Commercial and financial	21,151	23,679	24,459
Loans to individuals	32,609	25,728	14,619
Lease financing	1,450	975	816
Other	10,622	5,775	4,203

Total foreign	113,047	79,143	65,867

Total loans and leases	317,358	262,377	221,996
Valuation adjustments	(6,476)	(5,812)	(5,146)

Total net lending	310,882	256,565	216,850

The following table sets forth a breakdown, by currency, of our net loan portfolio for 2007, 2006 and 2005.

	As of December 31,
	2007	2006	2005
	(in millions of euros)
In euros	217,458	193,253	164,309
In other currencies	93,424	63,312	52,541

Total net lending	310,882	256,565	216,850

     As of December 31, 2007, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €610 million, compared to €374.2 million as of December 31, 2006. Loans outstanding to the Spanish government and its agencies amounted to €16.1 billion, or 5.1% of our total loans and leases as of December 31, 2007, compared to €15.9 billion, or 6.09% of our total loans and leases as of December 31, 2006. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.
     Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of December 31, 2007, excluding government-related loans, amounted to €23.6 billion, or approximately 7.5% of our total outstanding loans and leases.
  Maturity and Interest Sensitivity
     The following table sets forth an analysis by maturity of our total loans and leases by domicile of the office that issued the loan and type of customer as of December 31, 2007. The determination of maturities is based on contract terms.

	Maturity
		Due After One
	Due in One	Year Through	Due After
	Year or Less	Five Years	Five Years	Total
		(in millions of euros)
Domestic:
Government	5,054	4,604	6,355	16,013
Agriculture	847	719	421	1,987
Industrial	14,103	3,022	1,279	18,404
Real estate and construction	16,031	7,957	12,274	36,261
Commercial and financial	8,617	3,570	3,033	15,220
Loans to individuals	10,130	17,979	60,745	88,853
Lease financing	511	3,855	3,333	7,698
Other	12,711	4,322	2,842	19,875

Total domestic	68,003	46,027	90,282	204,311

Foreign:
Government	1,487	2,865	699	5,052
Agriculture	855	792	103	1,750
Industrial	7,406	12,083	2,029	21,518
Real estate and construction	7,681	5,259	5,955	18,895
Commercial and financial	11,552	6,037	3,563	21,151
Loans to individuals	5,437	8,334	18,838	32,609
Lease financing	523	700	228	1,450
Other	3,836	4,655	2,131	10,622

Total foreign	38,777	40,725	33,547	113,047
Total loans and leases	106,780	86,752	123,828	317,358

     The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of December 31, 2007.

	Interest Sensitivity of
	Outstanding Loans and Leases
	Maturing in More Than One
	Year
	Domestic	Foreign	Total
	(in millions of euros)
Fixed rate	20,884	32,913	53,797
Variable rate	115,426	41,357	156,783

Total loans and leases	136,310	74,270	210,580

Loan Loss Reserve
     For a discussion of loan loss reserves, see “Item 5. Operating and Financial Review and Prospects—Critical accounting policies—Allowance for loan losses” and Note 2.2.2.c) to the Consolidated Financial Statements.

     The following table provides information, by domicile of customer, regarding our loan loss reserve and movements of loan charge-offs and recoveries for periods indicated.
EU-IFRS (*)

	At December 31,
	2007	2006	2005	2004
	(in millions of euros, except percentages)
Loan loss reserve at beginning of period:
Domestic	3,734	3,079	2,374	1,771
Foreign	2,683	2,508	2,248	3,274

Total loan loss reserve at beginning of period	6,417	5,587	4,622	5,046

Loans charged off:
Government and other Agencies	—	—	—	—
Real estate and loans to individuals	(361)	(255)	(138)	(103)
Commercial and financial	(7)	(2)	(76)	(36)
Other	—	—	—	—
Total Domestic	(368)	(257)	(214)	(134)
Foreign	(928)	(289)	(452)	(579)

Total loans charged off	(1,296)	(546)	(666)	(713)

Provision for loan losses:
Domestic	807	883	624	737
Foreign	1,321	778	196	408

Total provision for loan losses	2,128	1,661	820	1,145
Acquisition and disposition of subsidiaries	250	69	144	—
Effect of foreign currency translation	(420)	(333)	370	(146)
Other	56	(21)	297	(708)

Loan loss reserve at end of period:
Domestic	3,459	3,734	3,079	2,374
Foreign	3,676	2,683	2,508	2,248
Total loan loss reserve at end of period	7,135	6,417	5,587	4,622
Loan loss reserve as a percentage of total loans and leases at end of period	2.25%	2.45%	2.52%	2.63%
Net loan charge-offs as a percentage of total loans and leases at end of period	0.41%	0.21%	0.30%	0.41%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
     Our loan loss reserves as a percentage of total loans and leases declined from 2.45% as of December 31, 2006, to 2.25% as of December 31, 2007, principally due to the 137.4% increase in loans charged off during the period, which was only partially offset by a 28.1% increase in provisions. The increase in loans charged off during 2007 was primarily due to a significant increase in loans charged off in our Mexico and United States business area, which was principally due to a growth in credit card defaults in Mexico, as well as a significant increase in loans charged off in our Spain and Portugal business area, which was primarily related to the worsening of the financial situation of certain groups of customers due to a less favorable macroeconomic environment as increasing interest rates in the euro zone strongly affected some borrowers’ ability to repay their loans. The increase in loans charged off during 2007 was partially offset by some sales of the loan portfolio to third-parties unrelated to the Group.
     We do not maintain records allocating the amount of charge-offs and the amount of recoveries by loan category. See “Substandard Loans” for information as to the breakdown as of December 31, 2007 by loan category of substandard loans. Also, at the time that a loan is charged off in accordance with Bank of Spain guidelines, it will normally be substantially or fully reserved and, accordingly, such charge-off would have a very limited effect on our net attributable profit or stockholders’ equity. Accordingly, we believe that information relating to domestic reserves and charge-offs by loan category is of less relevance than would be the case for a U.S. bank.

Spanish GAAP

At December 31,
2003
(in millions of euros,
except percentages)
Loan loss reserve at beginning of period:
Domestic	1,599
Foreign	3,747
Acquisition and disposition of subsidiaries	—
Total loan loss reserve at beginning of period	5,346

Loans written off:
Domestic	(292)
Foreign	(931)

Total loans written off	(1,223)

Recoveries of loans previously written off:
Domestic	105
Foreign	122

Total recoveries of loans previously written off	227
Net loans written off	(996)

Provision for possible loan losses:
Domestic	468
Foreign	809
Total	1,277
Effect of foreign currency translation	(711)
Other	(179)

Total provision for possible loan losses	387

Loan loss reserve at end of period:
Domestic	1,832
Foreign	2,905

Total loan loss reserve at end of period	4,737

Substandard Loans
     We classify loans as substandard loans in accordance to the requirements under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 in respect of “impaired loans”. As we described in Note 2.2.2.c) to the Consolidated Financial Statements, loans are considered to be impaired loans, and accrual of the interest thereon is suspended, when there are reasonable doubts that the loans will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions. In addition, all loans that are 90 days past due, even if well-collateralized and in the process of being collected are automatically considered non-accrual if they are classified as substandard loans.
     When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.
     Interest on all of our substandard non-accrual loans is not credited to income until actually collected. The aggregated amount of gross interest income that would have been recorded in respect of our substandard loans as of December 31, 2007, 2006 and 2005 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €880 million, €1,107 million and €1,052 million, respectively.
     Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet repaid. The approximate amount of interest income on our substandard loans which was included in net attributable profit under Spanish GAAP in 2003 was €357.4 million. The approximate amount of interest income on our substandard loans which was included in income attributed to the Group in 2007, 2006, 2005 and 2004 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €158.3 million, €130.7 million, €148.1 million and €138.3 million respectively

     The following table provides information regarding our substandard loans for periods indicated:
EU-IFRS (*)

	At December 31,
	2007	2006	2005	2004
	(in millions of euros, except percentages)
Substandard loans:
Domestic	1,620	1,129	850	954
Public sector	136	152	33	33
Other resident sectors	1,446	953	721	832
Non-resident sector	38	24	96	89
Foreign	1,738	1,363	1,497	1,248
Public sector	38	62	89	74
Other resident sectors	—	—	73	48
Non-resident sector	1,700	1,301	1,335	1,126

Total substandard loans	3,358	2,492	2,347	2,202

Total loan loss reserve	(7,135)	(6,417)	(5,587)	(4,622)

Substandard loans net of reserves	(3,777)	(3,925)	(3,241)	(2,420)
Substandard loans as a percentage of loans and leases	1.06%	0.95%	0.92%	1.10%
Substandard loans (net of reserves) as a percentage of loans and leases	(1.19)%	(1.50)%	(1.27)%	(1.21)%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
Spanish GAAP

At December 31,
2003
(in millions of euros,
except percentages)
Substandard loans:
Non-performing loans	2,672
Public sector	535
Other resident sectors	733
Non-resident sector
Country risk	12
Other	1,392
Other non-performing loans	454
Resident sector	—
Non-resident sector	454

Total substandard loans	3,127

Loan loss reserve
Credit loan loss reserve	4,444
Other loan loss reserve—Fixed income portfolio	121
Credit entities	171

Total loan loss reserve	(4,736)

Substandard loans net of reserves	(1,609)
Non-performing loans as a percentage of total loans and leases	1.74%
Non performing loans (net of reserves) as a percentage of total loans	(1.16)%
     Our total substandard loans amounted to €3,358 million as of December 31, 2007, compared to €2,492 million as of December 31, 2006, principally due to a 43.5% increase in substandard loans in Spain generally due to a less favorable macroeconomic environment. As a result of the increase in total substandard loans described above, our substandard loans as a percentage of total loans and receivables increased from 0.95% to 1.06%. Our loan loss reserves as a percentage of substandard loans as of December 31, 2007 declined to 237.58% from 257.50% as of December 31, 2006.
     Substandard loans to other resident sectors in Spain increased by 51.7% in 2007 mainly due to the increase in substandard mortgage loans, which increased to €421 million as of December 31, 2007 from €232 million as of December 31, 2006.
     We experience higher substandard loans in our Latin American operations, as a percentage of total loans, than in our Spanish operations and actively monitor the higher risk profile of the loan portfolios of our Latin American operations.
     As of December 31, 2007, we do not believe that there is a material amount of loans not included in the foregoing table where known information about possible credit problems of the borrowers gives rise to serious doubts as to the ability of the borrowers to comply with the currently applicable loan repayment terms.

     The following table provides information, by domicile and type of customer, regarding our substandard loans and the loan loss reserves taken for each substandard loan category, as of December 31, 2007.

			Substandard
			Loans as a
		Loan	percentage
	Substandard	Loss	of Loans in
	Loans	Reserve	Category
	(in millions of euros)
Domestic:
Government	121	63	0.76%
Agricultural	24	10	1.21%
Industrial	142	72	0.77%
Real estate and construction	237	91	0.65%
Commercial and financial	162	62	1.06%
Loans to individuals	894	240	1.01%
Other	40	25	0.14%

Total domestic	1,620	563	0.79%

Total foreign	1,807	1,404	1.54%
General reserve		5,168

Total substandard loans	3,358	7,135	1.04%

Foreign Country Outstandings
     The following tables sets forth, as of the end of the years indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of December 31, 2007, as of December 31, 2006 and as of December 31, 2005. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America and United States.

	At December 31,
	2007		2006		2005
		% of Total		% of Total		% of Total
	Amount	Assets	Amount	Assets	Amount	Assets
	(in millions of euros, except percentages)
OECD
United Kingdom	6,201	1.23	5,612	1.36	5,497	1.4
Mexico	2,812	0.56	2,337	0.57	5,961	1.52
Other OECD	6,134	1.22	5,460	1.33	5,239	1.34

Total OECD	15,147	3.02	13,409	3.26	16,697	4.26
Central and South America	3,345	0.67	2,725	0.66	3,747	0.95
Others	4,810	0.96	3,460	0.84	1,785	0.45

Total	23,302	4.64	19,594	4.76	22,229	5.67

     The following tables set forth the amounts of our cross-border outstandings as of December 31 of each year indicated by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets.

		Banks and
		Other	Commercial,
		Financial	Industrial
	Governments	Institutions	and Other	Total
	(in millions of euros)
2007
Mexico	26	133	2,653	2,812
United Kingdom	—	3,450	2,751	6,201

Total	26	3,583	5,404	9,013

2006
Mexico	4	108	2,225	2,337
United Kingdom	—	3,386	2,226	5,612

Total	4	3,494	4,451	7,949

2005
Mexico	2,650	739	2,572	5,961
United Kingdom	—	3,701	1,796	5,497

Total	2,650	4,440	4,368	11,458

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
     The following table shows the minimum required reserves with respect to each category of country for BBVA’s level of coverage as of December 31, 2007.

Minimum Percentage of
Coverage (Outstandings
Categories(1)	Within Category)
Countries belonging to the OECD whose currencies are listed in the Spanish foreign exchange market	0.0
Countries with transitory difficulties(2)	10.1
Doubtful countries(2)	22.8
Very doubtful countries(2)(3)	83.5
Bankrupt countries(4)	100.0

(1)	Any outstanding which is guaranteed may be treated, for the purposes of the foregoing, as if it were an obligation of the guarantor.

(2)	Coverage for the aggregate of these three categories (doubtful countries, very doubtful countries, and bankrupt countries) must equal at least 35% of outstanding loans within the three categories. The Bank of Spain has recommended up to 50% aggregate coverage.

(3)	Outstandings to very doubtful countries are treated as substandard under Bank of Spain regulations.

(4)	Outstandings to bankrupt countries must be charged off immediately. As a result, no such outstandings are reflected on our consolidated balance sheet. Notwithstanding the foregoing minimum required reserves, certain interbank outstandings with an original maturity of three months or less have minimum required reserves of 50%. We met or exceeded the minimum percentage of required coverage with respect to each of the foregoing categories.
     Our exposure to borrowers in countries with difficulties (the last 4 categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €1,213 million, €951 million and €690 million as of December 31, 2007, 2006 and 2005, respectively. These figures do not reflect loan loss reserves of 10.88%, 12.01% and 11.9%, respectively, against the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of December 31, 2007 did not in the aggregate exceed 0.24% of our total assets.
     The country-risk exposures described in the preceding paragraph as of December 31, 2007, 2006 and 2005 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, nontransfer, nonconvertibility and, if appropriate, war and political violence. The sums insured as of December 31, 2007, 2006 and 2005 amounted to $54 million, $59 million and $108 million, respectively (approximately €37 million, €45 million and €91 million, respectively, based on a euro/dollar exchange rate on December 31, 2007 of $1.00 = €0.68, on December 31, 2006 of $1.00 = €0.76, and December 31, 2005 of $1.00 = €0.85).

LIABILITIES
Deposits
     The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated.

	At December 31, 2007
		Bank of Spain and	Other
	Customer	Other Central	Credit
	Deposits	Banks	Institutions	Total
	(in millions of euros)
Total domestic	113,423	24,078	9,276	146,777
Foreign:
Western Europe	15,932	1,705	17,300	34,937
Latin America	58,388	43	18,218	76,649
United States	37,985	1,284	10,811	50,080
Other	8,938	146	4,790	13,874

Total foreign	121,243	3,178	51,119	175,540

Total	234,666	27,256	60,395	322,317

	At December 31, 2006
		Bank of Spain and	Other
	Customer	Other Central	Credit
	Deposits	Banks	Institutions	Total
	(in millions of euros)
Total domestic	100,642	12,190	7,491	125,384
Foreign:
Western Europe	11,488	1,176	17,903	25,505
Latin America	60,851	679	9,321	70,852
United States	14,024	993	3,560	18,576
Other	4,073	154	4,011	8,237

Total foreign	90,436	3,002	34,795	123,171

Total	191,078	15,192	42,286	248,555

	At December 31, 2005
		Bank of Spain and	Other
	Customer	Other Central	Credit
	Deposits	Banks	Institutions	Total
	(in millions of euros)
Total domestic	62,472	19,652	8,487	90,612
Foreign:
Western Europe	42,987	—	15,616	58,603
Latin America	58,155	1,513	7,751	67,419
United States	11,868	2	5,389	17,259
Other	5,902	—	7,725	13,627

Total foreign	118,912	1,515	36,481	156,908

Total	181,384	21,167	44,968	247,520

     For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 24 to the Consolidated Financial Statements.
     As of December 31, 2007, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 (approximately €68,746 considering the noon buying rate as of December 31, 2007) or greater was as follows:

	At December 31, 2007
	Domestic	Foreign	Total
	(in millions of euros)
3 months or under	9,999	37,247	47,246
Over 3 to 6 months	6,128	6,158	12,286
Over 6 to 12 months	3,686	2,473	6,159
Over 12 months	27,923	3,135	31,058

Total	47,736	49,013	96,749

     Time deposits from Spanish and foreign financial institutions amounted to €33.58 billion as of December 31, 2007, substantially all of which were in excess of $100,000 (approximately €68,476 as of December 31, 2007).
     Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of December 31, 2007 and 2006, see Note 24 to the Consolidated Financial Statements.
Short-term Borrowings
     Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity at December 31, 2007 and 2006.

	At December 31,
	2007		2006		2005
	Amount	Average rate	Amount	Average rate	Amount	Average rate
	(in millions of euro, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
At December 31	39,902	5.20%	37,098	4.27%	48,254	3.54%
Average during year	42,770	5.13%	38,721	3.61%	38,467	3.52%
Maximum quarter-end balance	44,155	—	46,449	—	48,254	—
Bank promissory notes:
At December 31	5,810	3.69%	7,596	3.75%	7,569	2.58%
Average during year	6,975	3.96%	8,212	3.16%	6,894	2.34%
Maximum quarter-end balance	7,133	—	9,036	—	7,569	—
Bonds and Subordinated debt:
At December 31	11,281	4.49%	7,756	4.01%	14,273	3.54%
Average during year	12,147	5.21%	8,076	3.74%	10,324	3.61%
Maximum quarter-end balance	15,761	—	10,872	—	14,273	—
Total short-term borrowings at December 31	56,993	4.91%	52,450	4.16%	70,096	3.44%
Return on Equity
     The following table sets out our return on equity ratios:

	As of or for the year ended
	December 31,
	2007	2006	2005
ROE (income attributed to the Group/average equity)	34.2	37.6	37.0
ROA (income before minority interests/average total assets)	1.39	1.26	1.12
RORWA (income before minority interests/risk weighted assets)	2.29	2.12	1.91
Dividend pay-out ratio	44.4	46.9	47.3
Equity to assets ratio	4.94	4.42	3.32
F. Competition
     The commercial banking sector in Spain has undergone significant consolidation. In the majority of the markets where we provide financial services, the Banco Santander Group is our strongest competitor.

     We face strong competition in all of our principal areas of operation. The deregulation of interest rates on deposits in the past decade led to increased competition for large demand deposits in Spain and the widespread promotion of interest-bearing demand deposit accounts and mutual funds. The capturing of customer funds in Spain had been characterized for several years by a large shift of deposits into mutual funds. However, since 2006 we have experienced a reverse shift of mutual funds into deposits. In 2006, mutual fund assets under management grew by 3.5% and in 2007 decreased by 6.1%. The trend in deposits has been favorable and deposits in the banking sector increased by 17.4% and 16.8% in 2006 and 2007, respectively.
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
     Besides, the recent market turmoil triggered by defaults on subprime mortgages in the United States has significantly disrupted the liquidity of financial institutions and markets. Wholesale and interbank markets are dried up to a great extent, and the spread on Spanish Residential Mortgage-Backed Security (RMBSs) has increased substantially.
     The entry of on-line banks into the Spanish banking system has increased competition, mainly in customer funds businesses such as deposits. Insurance companies and other financial services firms also compete for customer funds. Like the commercial banks, savings banks, insurance companies and other financial services firms are expanding the services offered to consumers in Spain. We face competition in mortgage loans from saving banks and, to a lesser extent, cooperatives.
     The EU Directive on Investment Services took effect on December 31, 1995. The EU Directive permits all brokerage houses authorized to operate in other member states of the EU to carry out investment services in Spain. Although the EU Directive is not specifically addressed to banks, it affects the activities of banks operating in Spain. Besides, several initiatives have been implemented recently in order to facilitate the creation of a Pan-European financial market. For example, SEPA (Single Euro Payments Area) is a major project which aims at replacing all existing payment systems — organised by the Member States — with new, Pan-Euro systems and the MIFID project (Markets in Financial Instruments Directive) aims to create a European framework for investment services.
     Foreign banks also have a strong presence in Spain. As of December 31, 2007, approximately 90 foreign banks, of which 76 were branches, operated in Spain and several foreign banks have acquired small and medium-sized Spanish banks.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not Applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
     In 2007 the world economy grew at an estimated 5% in terms of global GDP according to our Research Department, extending the expansion to five years. However as the year went by, growth in developed countries eased noticeably whereas emerging economies continued to contribute strongly to global economic growth.
     Financial markets took center-stage in 2007. During the first few months of the year long-term interest rates increased and stock markets gained ground. Nonetheless by June the market had begun to question the quality of some loan-based derivatives and this sparked a liquidity crisis. Interbank rates climbed and the flow of commercial paper and bonds started to slow. This was accompanied by a significant change in assessments of the risk attached to a considerable number of assets and by a fall in stock market indices. At the same time the increased price of crude oil and basic farming products caused inflation to increase. In view of the deteriorating circumstances central banks intervened to increase liquidity. Troughout this process, despite liquidity problems in developed markets, financial markets in emerging economies performed relatively well.
     By year-end the United States’ economy had grown approximately 2% according to our Research Department, despite the slowdown in housing. The Federal Reserve held interest rates at 5.25% until September when it began implementing a series of rate cuts to finish the year at 4.25%.
     Europe grew about 2.6% in 2007 based on domestic demand and the high level of investment. The European Central Bank continued to raise rates until they reached 4% in June and held them at this level until year-end. The Spanish economy did well. Overall growth was roughly 3.8% although signs of a slowdown were more apparent as the year progressed — especially in the housing sector.

     Growth in Latin America was surprisingly strong due to high commodity prices, buoyant world trade and domestic demand, because many economies in the region have started to diversify growth. In Mexico growth reached 3% supported by strong domestic demand which offset the impact of the U.S. slowdown. The Bank of Mexico twice lifted rates a quarter point bringing them to 7.5% in order to contain inflation.
     In the fourth quarter the U.S. dollar fell 3.7% against the euro, dragging down most Latin-American currencies. This confirmed the overall depreciation during the year of those that have most impact on the BBVA Group’s financial statements. Thus, as of December 31, 2007 compared with as of December 31, 2006, the Mexican peso fell 10.8%, the U.S. dollar 10.5%, the Argentine peso 12.9%, the Venezuelan bolivar 10.7%, the Peruvian sol 4.5% and the Chilean peso 3.8%. This has a negative impact on the year-on-year comparisons of the Group’s balance sheet.
     Differences in average exchange rates for 2007 and 2006 also negatively affected the income statement. In average terms, the Mexican peso fell 8.6% against the euro, the U.S. dollar and the Venezuelan bolivar fell 8.4%, the Argentine peso 10%, the Chilean peso 6.9% and the Peruvian sol 4.1%. The Colombian peso moved in the opposite direction, gaining 4.1%. Overall, the negative impact of the depreciation of these currencies on the Group’s income statement in 2007 is approximately five percentage points.
Critical Accounting Policies
     The BBVA Group’s Consolidated Financial Statements as of and for the years ended December 31, 2007, December 31, 2006 and December 31, 2005 were prepared by the Bank’s directors in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Group’s equity and financial position at December 31, 2007, December 31, 2006 and December 31, 2005, and the results of its operations, the changes in consolidated equity and the consolidated cash flows in 2007, 2006 and 2005. These Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group (Note 2.2 to the Consolidated Financial Statements).
     In preparing the Consolidated Financial Statements estimates were made by the Group and the consolidated companies in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates relate mainly to the following:
•	The impairment losses on certain assets.

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments.

•	The useful life of tangible and intangible assets.

•	The measurement of goodwill arising on consolidation.

•	The fair value of certain unlisted assets.
     Although these estimates were made on the basis of the best information available at December 31, 2007, December 31, 2006 and December 31, 2005 on the events analyzed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in coming years.
     The presentation format used under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 vary in certain respects from the presentation format and accounting rules required to be applied under U.S. GAAP and other rules that are applicable to U.S. banks. The tables included in Note 63 to our Consolidated Financial Statements give the effect that application of U.S. GAAP would have on income for the year and stockholders’ equity as reported under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
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

    Fair value of financial instruments
     The fair value of an asset or a liability on a given date is taken to be the amount for which it could be exchanged or settled, respectively, between two knowledgeable, willing parties in an arm’s length transaction. The most objective and common reference for the fair value of an asset or a liability is the price that would be paid for it on an organised, transparent and deep market (“quoted price” or “market price”).
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
     See Note 2.2.1 to the Consolidated Financial Statements, which contains a summary of our significant accounting policies.
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
     The fair value of OTC derivatives is equal to the sum of the future cash flows arising from the instruments discounted at the measurement date (“present value” or “theorical value”). These derivatives are measured using methods recognized by the financial markets, including the net present value (“NPV”) method and option price calculation models.
     Financial derivatives that have as their underlying equity instruments, whose fair value cannot be determined in a sufficiently objective manner and are settled by delivery of those instruments, are measured at cost.
     Financial derivatives designated as hedging items are included in the heading of the balance sheet “Heading derivatives”. These financial derivatives are valued at fair value.
     See Note 2.2.2 to the Consolidated Financial Statements, which contains a summary of our significant accounting policies.
    Goodwill in consolidation
     The positive differences between the cost of business combinations and the amounted corresponding to the acquired percentage of the net fair value of the assets, liabilities and contingent liabilities of the acquired entity are recorded as goodwill on the asset side of the balance sheet. Goodwill represents the future economic benefits from assets that cannot be individually identified and separately recognized. Goodwill is not amortized and is subject periodically to an impairment analysis. Any impaired goodwill is written off.
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
     For the purpose of determining the impairment of a cash-generating unit to which a part or all of goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the minority interest, shall be compared with its recoverable amount. The resulting loss shall be apportioned by reducing, firstly, the carrying amount of the goodwill allocated to that unit and, secondly, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This shall be done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. It will be taken into account that no impairment of goodwill attributable to the minority interest may be recognized. In any case, impairment losses on goodwill can never be reversed.
     See Note 2.2.12 to the Consolidated Financial Statements, which contains a summary of our significant accounting policies.
    Post-employment benefits and other long term commitments to employees
     Pension and post-retirement benefit costs and credits are based on actuarial calculations. Inherent in these calculations are assumptions including discount rates, rate of salary increase and expected return on plan assets. Changes in pension and post-retirement costs may occur in the future as a consequence of changes in interest rates, expected return on assets or other assumptions. See Note 2.2.4 to the Consolidated Financial Statements, which contains a summary of our significant accounting policies.
    Allowance for loan losses
     Our loan loss reserve is intended to cover losses in connection with substandard loans (including risks and other losses relating to certain performing loans and operations). As we describe in Note 2.2.2.c to the Consolidated Financial Statements, a loan is considered to be an impaired or substandard loan—and therefore its carrying amount is adjusted to reflect the effect of its impairment—when there is objective evidence that events have occurred which give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.
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
     These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the current effective interest rate at the discount date (if it is variable).
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
A. Operating Results
Factors Affecting the Comparability of our Results of Operations and Financial Condition
     We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivars and Peruvian nuevos soles. For example, if Latin American currencies and the U.S. dollar depreciate against the euro, when the results of operations of our subsidiaries in these countries are included in our Consolidated Financial Statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same or improved relative to the prior year. Accordingly, declining exchange rates may limit the ability of our results of operations, stated in euro, to fully describe the performance in local currency terms of our subsidiaries. By contrast, the appreciation of Latin American currencies and the U.S. dollar against the euro would have a positive impact on the results of operations of our subsidiaries in these countries, when their results of operations are included in our Consolidated Financial Statements.

     The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Consolidated Financial Statements. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies and the U.S. dollar against the euro, expressed in local currency per €1.00 as of December 31, 2007, 2006 and 2005, respectively, according to the European Central Bank.

	As of December 31,			Change
	2007	2006	2005	2007/2006	2006/2005
				(in percentages)
Mexican peso	16.0521	14.3230	12.6357	(12.1)	(13.4)
U.S. dollar	1.4721	1.3170	1.1797	(11.8)	(11.6)
Venezuelan bolivar	3,164.56	2,824.86	2,531.65	(12.0)	(11.6)
Colombian peso	2,967.36	2,941.18	2,695.42	(0.9)	(9.1)
Chilean peso	731.53	703.73	606.80	(4.0)	(16.0)
Peruvian Nuevo sol	4.4060	4.2098	4.0434	(4.7)	(4.1)
Argentinean peso	4.6684	4.0679	3.5907	(14.8)	(13.3)
     The main Latin American currencies and the U.S. dollar depreciated against the euro, which had a negative impact on our operating results for 2007 compared to 2006, and for 2006 compared to 2005, and therefore affects the comparability of our historical results of operations for these periods.
     In addition, as discussed above, on September 7, 2007 we acquired Compass in the United States, which affects the comparability of our historical results of operations for 2007 compared to 2006 and 2005.
     For information on the policies and practices regarding exchange rate risk management, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Exchange rate risk”.
BBVA Group Results of Operations for 2007 compared to 2006
     The changes in the Group’s consolidated income statements for 2007 and 2006 were as follows:

	Year ended December 31,		Change
	2007	2006	2007/2006
	(in millions of euros)		(in percentages)
Consolidated Statement of Income
Interest and similar income	25,352	19,210	32.0
Interest expense and similar charges	(15,931)	(11,216)	42.0
Income from equity instruments	348	379	(8.4)

Net interest income	9,769	8,374	16.7
Share of profit or loss of entities accounted for using the equity method	242	308	(21.5)
Fee and commission income	5,592	5,119	9.2
Fee and commission expenses	(869)	(784)	10.8
Insurance activity income	729	650	12.0
Gains/(losses) on financial assets and liabilities (net)	2,261	1,656	36.5
Exchange differences (net)	409	378	8.4

Gross income	18,133	15,701	15.5
Sales and income from the provision of non-financial services	788	605	30.2
Cost of sales	(601)	(474)	26.9
Other operating income	240	117	105.0
Personnel expenses	(4,335)	(3,989)	8.7
Other administrative expenses	(2,718)	(2,342)	16.1
Depreciation and amortization	(577)	(472)	22.2
Other operating expenses	(386)	(263)	46.7

Net operating income	10,544	8,883	18.7
Impairment losses (net)	(1,937)	(1,504)	28.8
of which: Loan loss provisions	(1,902)	(1,477)	28.8
Provision expense (net)	(210)	(1,338)	(84.3)
Finance income from non-financial activities	2	58	(97.0)
Finance expenses from non-financial activities	(1)	(55)	(98.6)
Other gains	496	1,129	(56.0)
Other losses	(399)	(142)	181.6

Income before tax	8,495	7,031	20.8
Income tax	(2,080)	(2,059)	1.0

Income from continuing operations	6,415	4,971	29.0
Income from discontinued operations (net)	—	—	n.m. (1)
Consolidated income for the period	6,415	4,971	29.0
Income attributed to minority interests	(289)	(235)	22.7

Income attributed to the Group	6,126	4,736	29.4

(1)	Not meaningful

    Net Interest Income
     The following table summarizes the principal components of net interest income for 2007 compared to 2006.

	Year ended December 31,		Change
	2007	2006	2007/2006
	(in millions of euros)		(in percentages)
Interest and similar income	25,352	19,210	32.0
Interest expense and similar charges	(15,931)	(11,216)	42.0
Income from equity instruments	348	379	(8.4)

Net interest income	9,769	8,374	16.7

     In 2007, net interest income was €9,769 million, an increase of 16.7% over the €8,374 million obtained in 2006. The improvement was due to the increase in lending which was higher than the increase in deposits in our main business areas. Changes in interest rates between the two periods had a negligible effect on the increase in net interest income as the general increase in interest rate spreads between loans and advances to customers and customer deposits was offset by increases in interest rates on issuances by the Group.
     Share of Profit or Loss of Entities Accounted for Using the Equity Method
     Our share of profit from entities accounted for using the equity method was €242 million in 2007, compared to €308 million in 2006. The main contributor was Corporación IBV (€209 million). In 2006 the main contributions were from Corporación IBV (€251 million) and BNL (€25 million).
   Net Fee and Commission Income
     Fee and Commission Income
     The breakdown of fee and commission income in 2007 and 2006 is as follows:

	Year ended December 31,		Change
	2007	2006	2007/2006
	(millions of euros)		(in percentages)
Commitment fees	55	56	(1.8)
Contingent liabilities	229	204	12.3
Documentary credits	38	33	15.4
Bank and other guarantees	191	171	11.7
Arising from exchange of foreign currencies and banknotes	24	20	18.0
Collection and payment services	2,567	2,274	12.9
Securities services	2,089	2,017	3.6
Counseling on and management of one-off transactions	16	14	9.7
Financial and similar counseling services	23	18	25.6
Factoring transactions	25	19	29.7
Non-banking financial products sales	87	79	9.3
Other fees and commissions	477	416	14.7

Fee and commission income	5,592	5,119	9.2

     Fee and commission income for 2007 amounted to €5,592 million, a 9.2% increase from €5,119 million in 2006, mainly due to a 12.9% increase in collection and payment services to €2,567 million in 2007 from €2,274 million in 2006, primarily due to an increase in business volume.
    Fee and Commission Expenses
     The breakdown of fee and commission expenses in 2007 and 2006 is as follows:

	Year ended December 31,		Change
	2007	2006	2007/2006
	(in millions of euro)		(in percentages)
Brokerage fees on lending and deposit transactions	(7)	(11)	(33.7)
Fees and commissions assigned to third parties	(612)	(560)	9.1
Other fees and commissions	(250)	(213)	17.5

Fee and commission expenses	(869)	(784)	10.8

     Fee and commission expenses for 2007 amounted to €869 million, a 10.8% increase from €784 million in 2006, mainly due to a 9.1% increase in fees and commissions assigned to third parties to €612 million in 2007 from €560 million in 2006, primarily due to an increase in fees paid to intermediary service providers as a result of increased business volumes.
    Net Fee and Commission Income
     As a result of the foregoing, net fee and commission income for 2007 totaled €4,723 million, a 9.0% increase from €4,335 million in 2006.
   Insurance Activity Income
     Net insurance activity income for 2007 amounted to €729 million, a 12.0% increase from €650 million in 2006.
   Gains or Losses on Financial Assets and Liabilities (Net) — Exchange Differences (Net)
     Gains on financial assets (net) amounted to €2,261 million in 2007, a 36.5% increase from €1,656 million in 2006. Exchange differences (net) amounted to €409 million, an increase of 8.4% from €378 million in 2006. Therefore, net trading income in 2007 contributed €2,670 million, an increase of 31.3% from €2,034 million in 2006. Of these figures, €883 million were capital gains related to one-time gains from the sale of the Group’s interest in Iberdrola in 2007 and €523 million were capital gains from the sale of ownership interest in Repsol in 2006.
   Gross Income
     As a result of the foregoing, gross income amounted to €18,133 million in 2007, a 15.5% increase from €15,701 million in 2006.
   Personnel Expenses
     The breakdown of personnel expenses in 2007 and 2006 is as follows:

	Year ended December 31,		Change
	2007	2006	2007/2006
	(in millions of euros)		(in percentages)
Wages and salaries	(3,297)	(3,012)	9.5
Social security costs	(546)	(504)	8.5
Transfers to internal pension provisions (Note 27)	(56)	(74)	(24.9)
Contributions to external pension funds (Note 27)	(58)	(53)	9.6
Other personnel expenses	(378)	(346)	9.1

Personnel expenses	(4,335)	(3,989)	8.7

     Personnel expenses for 2007 amounted to €4,335 million, a 8.7% increase from €3,989 million in 2006, mainly due to a 9.5% increase in wages and salaries to €3,297 million in 2007 from €3,012 million in 2006 as a result of an increase in the average number of employees of the BBVA Group to 104,515 in 2007 from 95,738 in 2006. The increase in the number of employees in 2007 was due mainly to the addition of employees from Compass (8,864 employees) and State National Bank (595 employees), each of which was acquired in 2007.

   Other Administrative Expenses
     The breakdown of other administrative expenses during in 2007 and 2006 is as follows:

	Year ended December 31,		Change
	2007	2006	2007/2006
	(in millions of euros)		(in percentages)
Technology and systems	(539)	(495)	8.8
Communications	(236)	(218)	8.3
Advertising	(249)	(207)	20.4
Property, fixtures and materials	(520)	(451)	15.3
Taxes other than income tax	(257)	(203)	26.9
Other expenses	(917)	(768)	19.4

Other administrative expenses	(2,718)	(2,342)	16.1

     Other administrative expenses amounted to €2,718 million in 2007, a 16.1% increase from €2,342 million in 2006. This increase was mainly due to a 15.3% increase in property, fixtures and materials expenses and a 19.4% increase in other expenses.
     We calculate our efficiency ratio as (i) the sum of personnel expenses and other administrative expenses, divided by (ii) the sum of gross income, sales and income from the provision of non-financial services and cost of sales (excluding gains from sales of ownership interests). Our efficiency ratio was 39.9% in 2007 compared to 40.9% in 2006. Including depreciation and amortization expense, our efficiency ratio was 43.2% in 2007 compared to 44.0% in 2006.
    Net Operating Income
     Our net operating income for 2007 was €10,544 million, an increase of 18.7% from €8,883 million in 2006.
    Impairment Losses (Net)
     Impairment losses (net) were €1,937 million in 2007, an increase of 28.8% from 2006. This increase is mainly due to an increase of 28.8% in loan loss provisions (€1,902 million in 2007 compared to €1,477 million in 2006) which was attributable to the growth of lending in all the Group’s markets, as recently-made loans require under Bank of Spain rules higher generic provisions than older loans in our portfolio.
    Provision Expense (Net)
     Provision expense (net) was €210 million in 2007, a decrease of 84.3% from €1,338 million in 2006. The amount in 2007 includes €100 million related to the transformation plan announced during the fourth quarter of 2007. The year 2006 includes €777 million for early retirement payments associated with the restructuring of the branch networks in Spain and those derived from the new organizational structure introduced in such year.
    Other Gains and Losses (Net)
     The breakdown of other gains and losses during in 2007 and 2006 is as follows:

	Year ended December 31,		Change
	2007	2006	2007/2006
	(in millions of euros)		(in percentages)
Net gains on sales of held-to-maturity investments	389	93	318.2
Net gains on sale of long-term investments	18	934	(98.1)
Income from the provision of non-typical services	5	4	20.4
Other income	84	97	(13.8)

Other gains	496	1,129	(56.0)

Net losses on fixed assets disposals	(22)	(20)	7.7
Net losses on long-term investments due to write-downs	(7)	—	n.m. (1)
Other losses	(370)	(121)	204.3

Other Losses	(399)	(142)	181.6

Other gains (net)	97	987	(90.2)

(1)	Not meaningful
     Other gains (net) were €97 million in 2007 compared to €987 million in 2006. The year 2007 includes €279 million in capital gains from the sale of buildings in connection with the proposed new corporate headquarters and a €200 million charge for the endowment of the Fundación BBVA para las Microfinanzas (a Microcredit Foundation). The year 2006 includes the sale of our holdings in Banca Nazionale del Lavoro (€568 million) and in Banc Internacional de Andorra (€183 million).

    Income Tax
     Income tax expense was €2,080 million in 2007, an increase of 1.0% from €2,059 million in 2006. Our effective tax rate (income tax expense as a percentage of our income before tax) was 24.5% in 2007 compared to 29.3% in 2006, principally reflecting the change in the composition of our pre-tax income. In addition, the corporate tax rate in Spain was lowered to 32.5% in 2007 and thus provisions for this item are also lower. Finally, 2006 the new tax code generated a one-time charge to adjust deferred tax credits to new rates.
    Income Attributed to Minority Interests
     Income attributed to minority interests amounted to €289 million in 2007, an increase of 22.7% from €235 million in 2006.
    Income Attributed to the Group
     As a result of the foregoing, income attributed to the Group amounted to €6,126 million in 2007, a 29.4% increase from €4,736 million in 2006.
BBVA Group Results of Operations for 2006 Compared with 2005
     The changes in the Group’s consolidated income statements for 2006 and 2005 were as follows:

	Year ended December 31,		Change
	2006	2005	2006/2005
	(in millions of euros)		(in percentages)
Consolidated Statement of Income
Interest and similar income	19,210	15,848	21.2
Interest expense and similar charges	(11,216)	(8,932)	25.6
Income from equity instruments	379	292	29.7

Net interest income	8,374	7,208	16.2
Share of profit or loss of entities accounted for using the equity method	308	121	153.2
Fee and commission income	5,119	4,669	9.6
Fee and commission expenses	(784)	(729)	7.5
Insurance activity income	650	487	33.6
Gains/(losses) on financial assets and liabilities (net)	1,656	980	68.9
Exchange differences (net)	378	287	31.6

Gross income	15,701	13,024	20.6
Sales and income from the provision of non-financial services	605	576	5.0
Cost of sales	(474)	(451)	5.2
Other operating income	117	135	(13.0)
Personnel expenses	(3,989)	(3,602)	10.7
Other administrative expenses	(2,342)	(2,160)	8.4
Depreciation and amortization	(472)	(449)	5.2
Other operating expenses	(263)	(249)	5.6
Net operating income	8,883	6,823	30.2

Impairment losses (net) of which:	(1,504)	(854)	76.0
Loan loss provisions	(1,477)	(813)	81.6
Provision expense (net)	(1,338)	(454)	194.6
Finance income from non-financial activities	58	2	n.m. (1)
Finance expenses from non-financial activities	(55)	(2)	n.m. (1)
Other gains	1,129	285	296.3
Other losses	(142)	(208)	(31.9)

Income before tax	7,031	5,592	25.7
Income tax	(2,059)	(1,521)	35.4

Income from continuing operations	4,971	4,071	22.1
Income from discontinued operations (net)	—	—	—
Consolidated income for the period	4,971	4,071	22.1
Income attributed to minority interests	(235)	(265)	(11.0)

Income attributed to the Group	4,736	3,806	24.4

(1)	Not meaningful

   Net Interest Income
     The following table summarizes the principal components of net interest income for 2006 compared to 2005.

	Year ended December 31,		Change
	2006	2005	2006/2005
	(in millions of euros)		(in percentages)
Interest and similar income	19,210	15,848	21.2
Interest expense and similar charges	(11,216)	(8,932)	25.6
Income from equity instruments	379	292	29.7

Net interest income	8,374	7,208	16.2

     Net interest income was €8,374 million in 2006, an increase of 16.2% over the €7,208 million obtained in 2005. This increase was due to the growth in lending and customer funds in Latin America and Spain, as well as customer spreads.
     Spreads in the Spanish private sector maintained an upward trend throughout the year. This is because increases in market rates, which are largely transferred to loan yields, increased at a faster pace than the cost of deposits.
     In Mexico, in 2006 average TIIE (Tasa de Interés Interbancaria de Equilibrio - Interbank Interest Rate) was lower than in 2005. Despite this decline in interest rates, BBVA Bancomer improved customer spreads. These improvements in spreads and the increase in business volume, especially lending, boosted net interest income 33.7% year-on-year in pesos. The South America area also recorded strong growth in net interest income supported by the higher volume of lending and deposits.
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
Net Fee and Commission Income
     Fee and Commission Income
     The breakdown of fee and commission income in 2006 and 2005 is as follows:

	Year ended December 31,		Change
	2006	2005	2006/2005
	(in millions of euros)		(in percentages)
Commitment fees	56	50	11.6
Contingent liabilities	204	177	15.6
Documentary credits	33	31	6.8
Bank and other guarantees	171	145	17.5
Arising from exchange of foreign currencies and banknotes	20	18	12.6
Collection and payment services	2,274	2,019	12.7
Securities services	2,017	1,948	3.5
Counseling on and management of one-off transactions	14	16	(12.3)
Financial and similar counseling services	18	11	71.2
Factoring transactions	19	19	3.4
Non-banking financial products sales	79	40	96.5
Other fees and commissions	416	372	11.9

Fee and commission income	5,119	4,669	9.6

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
     Gains or Losses on Financial Assets and Liabilities (Net)
     Gains on financial assets (net) amounted to €1,656 million in 2006, a 68.9% increase from €980 million in 2005. Exchange differences (net) amounted to €378 million, an increase of 31.6% from €287 million in 2005. The increase was mainly due to the Global Businesses area (primarily market operations and the sale of derivatives to customers) and to South America (especially Argentina). Therefore, net trading income in 2006 contributed €2,034 million an increase of 60.5% from €1,267 million in 2005. Of this figure, €523 million were capital gains related to the sale of the Group’s interest in Repsol.
     Gross Income
     As a result of the foregoing, gross income amounted to €15,701 million in 2006, a 20.6% increase from €13,023 million in 2005.
     Personnel Expenses
     The breakdown of personnel expenses in 2006 and 2005 is as follows:

	Year ended December 31,		Change
	2006	2005	2006/2005
	(in millions of euro)		(in percentages)
Wages and salaries	(3,012)	(2,744)	9.8
Social security costs	(504)	(472)	6.8
Transfers to internal pension provisions (Note 27)	(74)	(69)	7.8
Contributions to external pension funds (Note 27)	(53)	(56)	(5.7)
Other personnel expenses	(346)	(262)	32.0

Personnel expenses	(3,989)	(3,602)	10.7

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
     We calculate our efficiency ratio as (i) the sum of personnel expenses and other administrative expenses, divided by (ii) the sum of gross income, sales and income from the provision of non-financial services and cost of sales (excluding gains from sales of ownership interests). Our efficiency ratio was 40.9% in 2006 compared to 43.2% in 2005. Including depreciation and amortization expense, our efficiency ratio was 44.0% in 2006 compared to 46.7% in 2005.
     Net Operating Income
     Our net operating income for 2006 was €8,883 million, an increase of 30.2% from €6,823 million in 2005.
     Impairment Losses (Net)
     Impairment losses (net) were €1,504 million in 2006, an increase of 76.0% from 2005. This increase is mainly due to an increase of 81.6% in loan loss provisions (€1,477 million in 2006 compared to €813 million in 2005) which was attributable to a sharp rise in consumer lending (that required allocating €1,051 million to generic provisions compared to €646 million in 2005).
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
     Income Attributed to the Group
     As a result of the foregoing, income attributed to the Group amounted to €4,736 million in 2006, a 24.4% increase from €3,806 million in 2005.
     Results of Operations by Business Areas for 2007 compared to 2006
     Spain and Portugal

	Year ended December 31,		Change
	2007	2006	2007/2006
	(in millions of euros)		(in percentage)
Net interest income	4,295	3,747	14.6
Share of profit of entities accounted for using the equity method	—	1	n.m.	(1)
Net fee and commission income	1,679	1,627	3.2
Insurance activity income	461	376	22.8
Gains on financial assets and liabilities (net)	235	215	9.2

Gross income	6,670	5,966	11.8
Sales and income from the provision of non-financial services	51	32	57.9
Personnel expenses and other administrative expenses	(2,487)	(2,419)	2.8
Depreciation and amortization	(109)	(104)	4.7
Other operating income and expenses (net)	26	20	32.7

Net operating income	4,151	3,495	18.8
Impairment losses (net)	(604)	(552)	9.3
Net loan loss provisions	(595)	(553)	7.7
Other writedowns	(9)	1	n.m.	(1)
Provision expense (net)	(3)	(3)	(11.3)
Other gains and losses (net)	9	22	(57.7)

Income before tax	3,553	2,962	20.0
Income tax	(1,156)	(1,040)	11.1

Income from continuing operations	2,397	1,922	24.7
Income attributed to minority interests	—	(3)	n.m.	(1)

Income attributed to the Group	2,397	1,919	24.9

(1)	Not meaningful
     Net Interest Income
     Net interest income of this business area for 2007 amounted to €4,295 million, a 14.6% increase from €3,747 million in 2006, driven by increases in lending and lower increases in interest expenses on deposits which contributed to higher customer spreads. In the Spanish market, credit spreads (the spread between the interest we paid on interest-bearing liabilities, principally deposits, and the interest we earned on our interest-earning assets, principally loans) widened throughout 2007 and 2006. The increase in costs of deposits was lower than the increase in yields on loans. In 2007, the average customer spread was 3.10%, compared to 2.75% in 2006. The improved margin and the higher volume of business helped the Spain and Portugal business area to increase net interest income 14.6% year-on-year.
     Gross Income
     Gross income of this business area for 2007 amounted to €6,670 million, an increase of 11.8% from €5,966 million in 2006, principally attributable to the increase in net interest income and net fee and commission income and, to a lesser extent, an increase in insurance activity income. Insurance activity income increased 22.8% to €461 million in 2007 from €376 million in 2006.
     Personnel and other administrative expenses
     Personnel and other administrative expenses for 2007 amounted to €2,487 million, an increase of 2.8% compared to €2,419 million in 2006.
     Net Operating Income
     Net operating income of this business area for 2007 amounted to €4,151 million, an increase of 18.8% compared to €3,495 million in 2006, reflecting the Group’s focus on controlling expenses, which only increased modestly year-on-year.
     As a result of higher revenues and cost containment, the efficiency ratio of this business area was 35.9% in 2007 compared to 39.2% in 2006 as expenses rose at a slower pace than revenues. Including depreciation and amortization expense of this business area, the efficiency ratio of this business area was 37.6% in 2007 compared to 41.0% in 2006.
     Impairment Losses (Net)
     Impairment losses (net) of this business area for 2007 was €604 million, a 9.3% increase from €552 million in 2006, mainly due to an increase of 7.7% in net loan loss provisions to €595 million in 2007 from €553 million in 2006. Net loan loss provisions are still mainly generic in nature because the non-performing loan ratio in the area remains relatively low at 0.73% as of December 31, 2007, although this represents a significant jump from 0.55% as of December 31, 2006 due mainly to increases in non-performing mortgage loans in Spain.
     Income Attributed to the Group
     As a result of the foregoing, income attributed to the Group from this business area for 2007 was €2,397 million, an increase of 24.9% from €1,919 million in 2006.
Global Businesses

	Year ended December 31,		Change
	2007	2006	2007/2006
	(in millions of euros)		(in percentages)
Net interest income	124	150	(17.4)
Share of profit of entities accounted for using the equity method	239	283	(15.7)
Net fee and commission income	521	453	15.2
Insurance activity income	—	—	n.m. (1)
Gains on financial assets and liabilities (net)	789	498	58.5

Gross income	1,673	1,384	20.8
Sales and income from the provision of non-financial services	130	104	25.0
Personnel expenses and other administrative expenses	(525)	(418)	25.7
Depreciation and amortization	(11)	(10)	8.8
Other operating income and expenses (net)	4	10	(63.4)

Net operating income	1,271	1,070	18.8
Impairment losses	(127)	(125)	2.2
Net loan loss provisions	(127)	(125)	1.9
Other writedowns	—	—	n.m. (1)
Provision expense (net)	5	(11)	n.m. (1)
Other gains and losses (net)	13	153	(91.2)

Income before tax	1,162	1,087	7.0
Income tax	(243)	(218)	11.5

Income from continuing operations	919	869	5.7
Income attributed to minority interests	(10)	(7)	39.3

Income attributed to the Group	909	862	5.4

(1)	Not meaningful.

     Net Interest Income
     Net interest income of this business area for 2007 amounted to €124 million in 2007, a 17.4% decrease from €150 million in 2006, a decrease of 17.4%. The net interest income includes the cost of funding of the market operations whose revenues are accounted for in the “Gains on financial assets and liabilities (net)” caption.
     Gross Income
     Gross income of this business area for 2007 amounted to €1,673 million, an increase of 20.8% compared to €1,384 million in 2006, principally due to the increase in gains on financial assets and liabilities (net) (58.5%), which was offset in part by the decrease in net interest income discussed above and a decrease in the share of profit of entities accounted for using the equity as a result of the sale of our interest in certain entities such as Valanza. The share of profit of entities accounted for using the equity method decreased 15.7% to €239 million in 2007 from €283 million in 2006.
     Personnel and other administrative expenses
     Personnel and other administrative expenses of this business area for 2007 amounted to €525 million, an increase of 25.7% compared to €418 million in 2006, mainly due to our expansion in Asia and related investment strategies and to the growth plans of the global markets and distribution unit.
     Net Operating Income
     Net operating income of this business area for 2007 was €1,271 million, a 18.8% increase from €1,070 million in 2006.
     As a result of the foregoing, the efficiency ratio of this business area worsened to 29.1% in 2007 compared to 28.1% in 2006. Including depreciation and amortization expense of this business area, the efficiency ratio of this business area was 29.7% in 2007 compared to 28.7% in 2006.
     Impairment Losses (Net)
     Impairment losses (net) of this business area for 2007 were €127 million, a 2.2% increase from €125 million in 2006, mainly due to higher generic provisions related to increases in lending. The non-performing loan ratio was 0.02% as of December 31, 2007 compared to 0.04% as of December 31, 2006, indicating that loan-loss provisions are stable and almost exclusively of a generic nature.
     Income Attributed to the Group
     As a result of the foregoing, income attributed to the Group was €909 million, a 5.4% increase from €862 million in 2006.
Mexico and the United States
     As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2007, the depreciation of the currencies countries (including Mexico and the U.S.) in which we operate against the euro negatively affected the results of operations of our foreign subsidiaries in euro terms. Additionally, the acquisition of Compass affected the results of operations of our Mexico and The United States business area.

	Year ended December 31,		Change
	2007	2006	2007/2006		2007/2006(1)
	(in millions of euros)		(in percentages)
Net interest income	4,304	3,535	21.7		33.1
Share of profit of entities accounted for using the equity method	3	(2)	n.m.	(2)	n.m.	(2)
Net fee and commission income	1,621	1,390	16.6		27.5
Insurance activity income	313	304	2.7		12.4
Gains on financial assets and liabilities (net)	254	196	29.8		41.9

Gross income	6,495	5,423	19.8		30.9
Sales and income from the provision of non-financial services	7	(4)	n.m.	(2)	n.m.	(2)
Personnel expenses and other administrative expenses	(2,359)	(1,945)	21.2		32.5
Depreciation and amortization	(225)	(126)	78.2		94.8
Other operating income and expenses (net)	(121)	(117)	3.7		13.4

Net operating income	3,797	3,231	17.5		28.5
Impairment losses	(930)	(685)	35.8		48.4
Net loan loss provisions	(919)	(672)	36.7		49.5
Other writedowns	(11)	(13)	(14.4)		(6.4)
Provision expense (net)	21	(73)	n.m.	(2)	n.m.	(2)
Other gains and losses (net)	(9)	42	n.m.	(2)	n.m.	(2)

Income before tax	2,879	2,515	14.5		25.2
Income tax	(794)	(738)	7.5		17.5

Income from continuing operations	2,085	1,777	17.4		28.3
Income attributed to minority interests	(1)	(2)	(28.0)		(21.2)

Income attributed to the Group	2,084	1,775	17.4		28.4

(1)	At constant exchange rates from 2006.

(2)	Not meaningful.
     Net Interest Income
     Net interest income of this business area for 2007 amounted to €4,304 million, a 21.7% increase from €3,535 million in 2006, due to principally to an increase in this business area’s overall business volume and a high interest spread. In Mexico, interest rates rebounded at the end of 2007. The average TIIE (Tasa de Interés Interbancaria de Equilibrio - Interbank Interest Rate) in the 2007 was 7.8% compared to 7.5% in 2006. The cost of funds rose only one basis point to 2.6% and therefore customer spreads improved to 12.4% in 2007 compared with 12.5% in 2006. The improvement in spreads, together with a strong increase in business, helped Mexico to lift net interest income 8.4% year-on-year.
     Gross Income
     Gross income of this business area for 2007 amounted to €6,495 million, an increase of 19.8% from €5,423 million in 2006, principally attributable to the increases in net interest income discussed above, net fee and commission income, gains on financial assets and liabilities (net) and insurance activity income.
     Personnel and other administrative expenses
     Personnel and other administrative expenses of this business area for 2007 amounted to €2,359 million, an increase of 21.2% compared to €1,945 million in 2006, mainly due to increase of sales activity, expansion of the branch network and the banks acquired in the United States.
     Net Operating Income
     Net operating income of this business area for 2007 was €3,797 million, a 17.5% increase from €3,231 million in 2006.
     As a result of the foregoing, the efficiency ratio of this business area worsened to 36.3% in 2007 compared to 35.9% in 2006. Including depreciation and amortization expense of this business area, the efficiency ratio of this business area was 39.7% in 2007 compared to 38.2% in 2006.
     Impairment Losses (Net)
     Impairment losses (net) of this business area for 2007 were €930 million, a 35.8% increase from €685 million in 2006, mainly due to higher generic provisions driven by higher provisioning for its consumer and mortgage loan portfolios on the basis of expected losses. The business area’s non-performing loan ratio fell from 2.19% at the end of 2006 to 1.97% as of December 31, 2007, although this decrease was primarily due to the writing-off of €932 million in non-performing loans during the period. Finally, the business area’s coverage ratio declined to 189% as of December 31, 2007 from 249% as of December 31, 2006 mainly due to write-offs made during 2007.
     Income Attributed to the Group
     As a result of the foregoing, income attributed to the Group from this business area for 2007 was €2,084 million, an increase of 17.4% from €1,775 million in 2006.
   South America
     As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2007, the depreciation of the currencies in the countries in which we operate in South America against the euro negatively affected the results of operations of our foreign subsidiaries in euro terms.

	Year ended December 31,		Change
	2007	2006	2007/2006	2007/2006(1)
	(in millions of euros)		(in percentages)
Net interest income	1,657	1,310	26.4	33.2
Share of profit of entities accounted for using the equity method	2	3	(29.4)	(34.1)
Net fee and commission income	919	815	12.9	19.5
Insurance activity income	(11)	(6)	103.6	148.2
Gains on financial assets and liabilities (net)	201	283	(28.7)	(22.5)

Gross income	2,768	2,405	15.1	21.9
Sales and income from the provision of non-financial services	—	—	n.m. (2)	n.m. (2)
Personnel expenses and other administrative expenses	(1,181)	(1,103)	7.1	12.8
Depreciation and amortization	(93)	(93)	0.2	4.9
Other operating income and expenses (net)	(40)	(46)	(12.4)	(9.3)

Net operating income	1,454	1,163	25.1	33.3
Impairment losses	(269)	(149)	80.3	90.8
Net loan loss provisions	(258)	(151)	70.6	80.0
Other writedowns	(11)	2	n.m. (2)	n.m. (2)
Provision expense (net)	(65)	(59)	11.2	21.3
Other gains and losses (net)	(18)	—	n.m. (2)	n.m. (2)

Income before tax	1,102	955	15.4	23.0
Income tax	(197)	(229)	(14.2)	(7.5)

Income from continuing operations	905	726	24.7	32.4
Income attributed to minority interests	(282)	(217)	30.1	39.8

Income attributed to the Group	623	509	22.4	29.3

(1)	At constant exchange rates from 2006.

(2)	Not meaningful.
     Net Interest Income
     Net interest income of this business area for 2007 amounted to €1,657 million, a 26.4% increase from €1,310 million in 2006, principally due to the higher business volumes.
     Gross Income
     Gains on financial assets and liabilities were affected by the unstable market situation in the last quarters and declined by 28.7% in 2007 compared to 2006 due to lower equity-portfolio sales.
     As a result of the foregoing, gross income of this business area for 2007 amounted to €2,768 million, an increase of 15.1% from €2,405 million in 2006, principally attributable to the increase in net interest income and net fee and commission income.
     Personnel and other administrative expenses
     Personnel and other administrative expenses of this business area for 2007 increased 7.1% to €1,181 million from €1,103 million in 2006.
     Net Operating Income
     Net operating income of this business area for 2007 amounted to €1,454 million, an increase of 25.1% compared to €1,163 million in 2006.
     As a result of the foregoing, the efficiency ratio of this business area was 42.7% in 2007 compared to 45.9% in 2006. Including depreciation and amortization expense of this business area, the efficiency ratio of this business area was 46.0% in 2007 compared to 49.7% in 2006.
     Impairment Losses (Net)
     Impairment losses (net) of this business area for 2007 was €269 million, a 80.3% increase from €149 million in 2006, mainly due to generic provisions attributable to the sharp rise in lending volume as recently-made loans require under Bank of Spain rules higher generic provisions than older loans in our portfolio. The business area’s non-performing loan ratio was 2.14% as of December 31, 2007 compared to 2.67% as of December 31, 2006. Nonetheless, more lending meant higher generic provisioning, which led to a strong year-on-year increase in loan-loss provisions and raised the coverage ratio to 145.6% as of December 31, 2007, compared to 132.8% as of December 31, 2006.

     Income Attributed to the Group
     As a result of the foregoing, income attributed to the Group from this business area for 2007 was €623 million, an increase of 22.4% from €509 million in 2006.
Corporate Activities

	Year ended December 31,		Change
	2007	2006	2007/2006
	(in millions of euros)		(in percentages)
Net interest income	(610)	(368)	65.8
Share of profit of entities accounted for using the equity method	(2)	23	n.m.	(1)
Net fee and commission income	(18)	50	n.m.	(1)
Insurance activity loss	(33)	(24)	36.9
Gains on financial assets and liabilities (net)	1,190	841	41.5

Gross income	527	522	1.0
Sales and income from the provision of non-financial services	(1)	(1)	(45.6)
Personnel expenses and other administrative expenses	(502)	(444)	12.9
Depreciation and amortization	(139)	(139)	(0.4)
Other operating income and expenses (net)	(14)	(13)	18.7

Net operating income	(129)	(75)	71.1
Impairment losses	(7)	9	n.m.	(1)
Net loan loss provisions	(3)	26	n.m.	(1)
Other writedowns	(4)	(17)	(77.3)
Provision expense (net)	(167)	(1,193)	(86.0)
Other gains and losses (net)	101	771	(86.9)

Loss before tax	(202)	(488)	(58.6)
Income tax	311	165	87.5

Loss from ordinary activities	109	(323)	n.m.	(1)
Income or loss attributed to minority interests	4	(6)	n.m.	(1)

Loss attributed to the Group	113	(329)	n.m.	(1)

(1)	Not meaningful.
     Net Interest Income/(Expense)
     Net interest expense of this business area for 2007 amounted to €610 million, a 65.8% increase from €368 million in 2006. The year-on-year comparison of the area’s net interest income was negatively impacted by higher wholesale-funding costs and financing costs associated with the Compass acquisition.
     Share of Profit of Entities Accounted for Using the Equity Method
     Share of profit of entities accounted for using the equity method of this business area for 2007 amounted to a loss of €2 million compared to a gain of €23 million in 2006, which related principally to the divestment of the holding in Banca Nazionale del Lavoro in 2006.
     Gains on Financial Assets and Liabilities (Net)
     Gains on financial assets and liabilities (net) of this business area for 2007 amounted to €1,190 million, an increase of 41.5% from €841 million in 2006. Gains on financial assets and liabilities in 2007 include capital gains from the disposal of our holding in Iberdrola and in 2006 include capital gains from the disposal of our holding in Repsol.
     Gross Income
     Gross income of this business area for 2007 amounted to €527 million, an increase of 1.0% from €522 million in 2006.
     Personnel and other administrative expenses
     Personnel and other administrative expenses of this business area for 2007 amounted to €502 million, an increase of 12.9% compared to €444 million in 2006.
     Net Operating Income/Loss
     Net operating loss of this business area for 2007 was €129 million, a 71.1% increase from €75 million in 2006.

     Provision Expense (net)
     Provision expense (net) amounted to €167 million in 2007, an 86.0% decrease from €1,193 million in 2006. 2007 provision expense includes €100 million for a transformation plan announced during the fourth quarter of 2007. In 2006, provisions included a special charge of €777 million in early retirement payments pursuant to a plan to transform the branch network in Spain under the Group’s new organizational structure.
     Other Gains and Losses (Net)
     Other gains and losses (net) amounted to €101 million in 2007, a significant decrease from €771 million in 2006. These included earnings from the sale of properties sold off pursuant to the plan to develop a new corporate headquarters and the endowment of the Fundación BBVA para las Microfinanzas. The year 2006 included earnings from the sale of holdings in BNL (€568 million) and Andorra (€183 million).
     Income/(Loss) Attributed to the Group
     As a result of the foregoing, the area’s income attributed to the Group was €113 million in 2007 compared to a loss of €329 million in 2006.
Results of Operations by Business Areas for 2006 compared to 2005
     See “Presentation of Financial Information” for information on the year-on-year comparability of the financial information by business area.
   Spain and Portugal

	Year ended December 31,		Change
	2006	2005	2006/2005
	(in millions of euros)		(in percentages)
Net interest income	3,747	3,429	9.3
Share of profit of entities accounted for using the equity method	1	—	n.m. (1)
Net fee and commission income	1,627	1,496	8.8
Insurance activity income	376	309	21.4
Gains on financial assets and liabilities (net)	215	152	41.9

Gross income	5,966	5,386	10.8
Sales and income from the provision of non-financial services	32	26	25.5
Personnel expenses and other administrative expenses	(2,419)	(2,303)	5.1
Depreciation and amortization	(104)	(103)	0.8
Other operating income and expenses (net)	20	51	(60.7)

Net operating income	3,495	3,057	14.3
Impairment losses (net)	(552)	(489)	13.0
Net loan loss provisions	(553)	(491)	12.5
Other writedowns	1	2	(44.4)
Provision expense (net)	(3)	—	n.m. (1)
Other gains and losses (net)	22	21	4.76

Income before tax	2,962	2,589	14.4
Income tax	(1,040)	(894)	16.4

Income from continuing operations	1,922	1,695	13.3
Income attributed to minority interests	(3)	(3)	(12.7)

Income attributed to the Group	1,919	1,692	13.4

(1)	Not meaningful.
     Net Interest Income
     Net interest income of this business area for 2006 amounted to €3,747 million, a 9.3% increase from €3,429 million in 2005, principally due to an increase in business volume and an improvement in customer spreads. The customer spread between the interest we paid on interest-bearing liabilities, principally deposits, and the interest we earned on our interest-earning assets, principally loans, in Spain during 2006 increased.
     Gross Income
     Gross income of this business area for 2006 amounted to €5,966 million, an increase of 10.8% from €5,386 million in 2005, principally attributable to the increases in net interest income and net fee and commission income and, to a lesser extent, an increase in insurance activity income. Insurance activity income increased 21.4% to €376 million in 2006 from €309 million in 2005.

     Personnel and other administrative expenses
     Personnel and other administrative expenses for 2006 amounted to €2,419 million, an increase of 5.1% compared to €2,303 million in 2005, despite an increase of 80 new branches.
     Net Operating Income
     Net operating income of this business area for 2006 amounted to €3,495 million, an increase of 14.3% compared to €3,057 million in 2005, reflecting the Group’s focus on expenses, which remained relatively stable year-on-year.
     As a result of the foregoing, the efficiency ratio of this business area decreased to 40.3% in 2006 from 42.6% in 2005 as expenses rose at a slower pace than revenues. Including depreciation and amortization expense of this business area, the efficiency ratio of this business area was 42.1% in 2006 compared to 44.4% in 2005.
     Impairment Losses (Net)
     Impairment losses (net) of this business area for 2006 was €552 million, a 13.0% increase from €489 million in 2005, mainly due to a 12.5% increase in net loan loss provisions to €553 million in 2006 from €491 million in 2005. The increase in loan loss provisions was principally due to an increase in the size of our loan portfolio.
     Income Attributed to the Group
     As a result of the foregoing, income attributed to the Group from this business area for 2006 was €1,919 million, an increase of 13.4% from €1,692 million in 2005.
   Global Businesses

	Year ended December 31,		Change
	2006	2005	2006/2005
	(in millions of euros)		(in percentages)
Net interest income	150	212	(29.3)
Share of profit of entities accounted for using the equity method	283	52	n.m.	(1)
Net fee and commission income	453	385	17.5
Insurance activity income	—	—	n.m.	(1)
Gains on financial assets and liabilities (net)	498	350	42.4

Gross income	1,384	999	38.5
Sales and income from the provision of non-financial services	104	95	9.7
Personnel expenses and other administrative expenses	(418)	(371)	12.8
Depreciation and amortization	(10)	(12)	(15.3)
Other operating income and expenses (net)	10	22	(53.1)

Net operating income	1,070	733	45.9
Impairment losses	(125)	(108)	14.9
Net loan loss provisions	(125)	(108)	15.0
Other writedowns	—	—	n.m.	(1)
Provision expense (net)	(11)	3	n.m.	(1)
Other gains and losses (net)	153	27	n.m.	(1)

Income before tax	1,087	655	66.0
Income tax	(218)	(153)	42.4

Income from continuing operations	869	502	73.1
Income attributed to minority interests	(7)	(5)	52.8

Income attributed to the Group	862	497	73.6

(1)	Not meaningful.
     Net Interest Income
     Net interest income of this business area for 2006 amounted to €150 million, a 29.3% decrease from €212 million in 2005.
     Gross Income
     Gross income of this business area for 2006 amounted to €1,384 million, an increase of 38.5% compared to €999 million in 2005, principally due to the increase in gains on financial assets and liabilities (net) (42.4%) offset in part by the decline in net interest income discussed above.

     Personnel and other administrative expenses
     Personnel and other administrative expenses of this business area for 2006 amounted to €418 million, an increase of 12.8% compared to €371 million in 2005, mainly due to an increase in the average number of employees in 2006.
     Net Operating Income
     Net operating income of this business area for 2006 was €1,070 million, a 45.9% increase from €733 million in 2005, because operating expenses including depreciation increased at a considerably lower pace than ordinary revenues.
     As a result of the foregoing, the efficiency ratio of this business area was 28.1% in 2006 compared to 33.9% in 2005. Including depreciation and amortization expense of this business area, the efficiency ratio of this business area was 28.8% in 2006 compared to 35.0% in 2005.
     Impairment Losses (Net)
     Impairment losses (net) of this business area for 2006 were €125 million, a 14.9% increase from €108 million in 2005, mainly due to higher generic provisions related to increase lending.
     Income Attributed to the Group
     In addition to the foregoing, divestment in holdings also helped to generate income attributed to the Group. As a result of the foregoing, income attributed to the Group was €862 million, a 73.6% increase from €497 million in 2005.
Mexico and the United States
     As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2006, the depreciation of the currencies countries (including Mexico and the U.S.) in which we operate against the euro negatively affected the results of operations of our foreign subsidiaries in euro terms. By contrast, in 2005, the appreciation of the currencies of the countries in which we operate against the euro positively affected, to a limited extent, the results of operations of our foreign subsidiaries in euro terms.
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

	Year ended December 31,		Change
	2006	2005	2006/2005	2006/2005(1)
	(in millions of euros)		(in percentages)
Net interest income	3,535	2,678	32.0	33.3
Share of profit of entities accounted for using the equity method	(2)	—	n.m. (2)	n.m. (2)
Net fee and commission income	1,390	1,212	14.7	15.8
Insurance activity income	304	229	33.3	34.6
Gains on financial assets and liabilities (net)	196	168	16.9	18.0

Gross income	5,423	4,287	26.5	27.8
Sales and income from the provision of non-financial services	(4)	(3)	61.0	62.6
Personnel expenses and other administrative expenses	(1,945)	(1,737)	12.0	13.1
Depreciation and amortization	(126)	(138)	(8.9)	(8.0)
Other operating income and expenses (net)	(117)	(106)	10.8	11.9

Net operating income	3,231	2,303	40.3	41.7
Impairment losses	(685)	(315)	117.6	119.7
Net loan loss provisions	(672)	(289)	132.9	135.2
Other writedowns	(13)	(26)	(50.1)	(49.6)
Provision expense (net)	(73)	(51)	43.5	44.9
Other gains and losses (net)	43	(8)	n.m. (2)	n.m. (2)

Income before tax	2,515	1,929	30.4	31.7
Income tax	(738)	(556)	32.8	34.1

Income from continuing operations	1,777	1,373	29.4	30.7
Income attributed to minority interests	(2)	(3)	(43.3)	(42.8)
Income attributed to the Group	1,775	1,370	29.6	30.8

(1)	At constant exchange rates from 2005.

(2)	Not meaningful.

     Net Interest Income
     Net interest income of this business area for 2006 amounted to €3,535 million, a 32.0% increase from €2,678 million in 2005, due to principally to an increase in this business area’s overall business volume, which was driven mainly by increases in loans and advances to customers.
     Gross Income
     Gross income of this business area for 2006 amounted to €5,423 million, an increase of 26.5% from €4,287 million in 2005, principally attributable to the increases in net interest income and, to a lesser extent, an increase in insurance activity income.
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
     Impairment Losses (Net)
     Impairment losses (net) of this business area for 2006 were €685 million, a 117.6% increase from €315 million in 2005, mainly due to higher generic provisions, influenced by provisioning for its consumer and mortgage loan portfolios on the basis of expected losses. The business area’s non-performing loan ratio has fallen from 2.24% at the end of 2005, to 2.19% as of December 31, 2006.
     Income Attributed to the Group
     As a result of the foregoing, income attributed to the Group from this business area for 2006 was €1,775 million, an increase of 29.6% from €1,370 million in 2005.
   South America
     As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2006, the depreciation of the currencies in South American countries in which we operate against the euro negatively affected the results of operations of our foreign subsidiaries in euro terms. By contrast, in 2005, the appreciation of the currencies of the countries in which we operate against the euro positively affected, to a limited extent, the results of operations of our foreign subsidiaries in euro terms.
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

	Year ended December 31,		Change
	2006	2005	2006/2005		2006/2005(1)
	(in millions of euros)		(in percentages)
Net interest income	1,310	1,039	26.1		28.4
Share of profit of entities accounted for using the equity method	3	(1)	n.m.	(2)	n.m.	(2)
Net fee and commission income	815	695	17.3		18.1
Insurance activity income	(6)	5	n.m.	(2)	n.m.	(2)
Gains on financial assets and liabilities (net)	282	157	80.3		85.5

Gross income	2,405	1,895	26.9		29.1
Sales and income from the provision of non-financial services	—	8	(99.0)		99.0
Personnel expenses and other administrative expenses	(1,103)	(933)	18.3		20.4
Depreciation and amortization	(93)	(69)	34.9		(36.2)
Other operating income and expenses (net)	(46)	(40)	14.2		17.3

Net operating income	1,163	861	35.0		37.4
Impairment losses	(149)	(79)	87.6		85.4
Net loan loss provisions	(151)	(70)	114.1		111.5
Other writedowns	2	(9)	n.m.	(2)	n.m.	(2)
Provision expense (net)	(59)	(78)	(24.7)		(22.1)
Other gains and losses (net)	—	14	(97.8)		(97.8)

Income before tax	955	718	33.1		35.5
Income tax	(229)	(166)	38.4		41.6

Income from continuing operations	726	552	31.5		33.7
Income attributed to minority interests	(217)	(173)	25.1		26.5

Income attributed to the Group	509	379	34.4		37.0

(1)	At constant exchange rates from 2005.

(2)	Not meaningful.
     Net Interest Income
     Net interest income of this business area for 2006 amounted to €1,310 million, a 26.1% increase from €1,039 million in 2005, principally due to the higher business volumes.
     Gross Income
     Gross income of this business area for 2006 amounted to €2,405 million, an increase of 26.9% from €1,895 million in 2005, principally attributable to the increase in net interest income and net fee and commission income.
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
     Income Attributed to the Group
     Impairment losses (net) of this business area for 2006 was €149 million, a 87.6% increase from €79 million in 2005, mainly due to the of generic provisions caused by the sharp rise in business volumes. The business area’s non-performing loan ratio was 2.67% as of December 31, 2006 compared to 3.67% as of December 31, 2005.
     As a result of the foregoing, income attributed to the Group from this business area for 2006 was €509 million, an increase of 34.4% from €379 million in 2005.

   Corporate Activities

	Year ended December 31,		Change
	2006	2005	2006/2005
	(in millions of euros)		(in percentages)
Net interest income	(368)	(150)	145.5
Share of profit of entities accounted for using the equity method	23	71	(67.2)
Net fee and commission income	50	152	(67.0)
Insurance activity loss	(24)	(57)	(57.0)
Gains on financial assets and liabilities (net)	841	441	90.9

Gross income	522	457	14.3
Sales and income from the provision of non-financial services	(1)	(1)	36.4
Personnel expenses and other administrative expenses	(444)	(419)	5.9
Depreciation and amortization	(139)	(127)	10.1
Other operating income and expenses (net)	(12)	(41)	(69.4)

Net operating income	(75)	(131)	(42.5)
Impairment losses	9	138	(93.3)
Net loan loss provisions	26	146	(82.2)
Other writedowns	(17)	(8)	114.2
Provision expense (net)	(1,193)	(329)	263.2
Other gains and losses (net)	771	22	n.m. (1)

Loss before tax	(488)	(300)	62.8
Income tax	166	247	(33.0)

Loss from ordinary activities	(323)	(53)	n.m. (1)
Income or loss attributed to minority interests	(6)	(79)	(92.4)

Loss attributed to the Group	(329)	(132)	149.0

(1)	Not meaningful.
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
     Gains on Financial Assets and Liabilities (Net)
     Gains on financial assets and liabilities (net) of this business area for 2006 amounted to €841 million, an increase of 90.9% from €441 million in 2005. Gains on financial assets and liabilities in 2006 include €523 million in capital gains from the disposal of our holding in Repsol.
     Gross Income
     Gross income of this business area for 2006 amounted to €522 million, an increase of 14.3% from €457 million in 2005. This was principally attributable to an increase in gains on financial assets and liabilities (net).
     Personnel and other administrative expenses
     Personnel and other administrative expenses of this business area for 2006 amounted to €444 million, an increase of 5.9% compared to €419 million in 2005.
     Net Operating Income/Loss
     Net operating loss of this business area for 2006 was €75 million, a 42.5% decrease from €131 million in 2005.
     Provision Expense (net)
     Provision expense (net) amounted to €1,193 million in 2006, a 263.2% increase from €329 million in 2005, due to the higher charges for early retirements, which includes a special charge of €777 million for a plan to transform the branch network in Spain and those derived from the changes in the reorganization announced in December 2006.

     Other Gains and Losses (Net)
     Other gains and losses (net) amounted €771 million in 2006, a significant increase from €22 million in 2005. These included earnings from the sale of holdings in BNL (€568 million) and Andorra (€183 million) in 2006, whereas in 2005 there were no significant disposals.
     Income/(Loss) Attributed to the Group
     As a result of the foregoing, the area’s loss attributed to the Group was €329 million in 2006 compared to a loss of €132 million in 2005.
Material Differences between U.S. GAAP and EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004
     As of December 31, 2007, 2006 and 2005, our Consolidated Financial Statements have been prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which differ in certain respects from U.S. GAAP. The tables included in Note 63 to our Consolidated Financial Statements give the effect that application of U.S. GAAP would have on net income for the years 2007, 2006 and 2005 and stockholders’ equity as of December 31, 2007, 2006 and 2005 as reported under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
Reconciliation to U.S. GAAP
     As of December 31, 2007, 2006 and 2005, stockholders’ equity under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (total equity under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004) was €27,063 million, €21,550 million and €16,331 million, respectively.
     As of December 31, 2007, 2006 and 2005, stockholders’ equity under U.S. GAAP was €35,384 million, €30,461 million and €25,375 million, respectively.
     The increase in stockholders’ equity under U.S. GAAP as of December 31, 2007, December 31, 2006 and December 31, 2005 as compared to stockholders’ equity under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 at each of those dates is principally due to the goodwill that arose from the business combinations with Argentaria (2000) and Bancomer (2004).
     As of December 31, 2007, 2006 and 2005, income attributed to the Group under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €6,126 million, €4,736 million and €3,806 million, respectively.
     As of December 31, 2007, 2006 and 2005, net income under U.S. GAAP was €5,409 million, €4,972 million and €2,018 million, respectively.
     The differences in net income in 2007 under U.S. GAAP as compared with income attributed to the Group for the year in 2007 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 are principally due to the reconciliation item “loans adjustments”. The differences in net income in 2006 under U.S. GAAP as compared with income attributed to the Group for the year in 2006 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 are principally due to the following reconciliation items: “loans adjustments” and “accounting of goodwill.” The decrease in net income in 2005 under U.S. GAAP as compared with income attributed to the Group for the year in 2005 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 is principally due to the application of IFRS 1 principals for the first-time adoption of EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. Pursuant to IFRS-1, we have taken certain charges to stockholders’ equity as of January 1, 2004, while under U.S. GAAP we have taken these charges to stockholders’ equity as of January 1, 2005.
     See Note 63 to our Consolidated Financial Statements for a quantitative reconciliation of net income and stockholders’ equity from EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP.
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

     The following table shows the balances at December 31, 2007, 2006 and 2005 of our principal sources of funds:

	2007	2006	2005
	(in millions of euros)
Customer deposits	236,183	192,374	182,635
Due to credit entities	88,098	57,804	66,315
Debt securities in issue	98,661	91,271	76,565
Other financial liabilities	6,262	6,995	6,075

Total	429,204	348,445	331,590

Customer deposits
     Our total customer funds (customer deposits, excluding assets sold under repurchase agreements) amounted to €218.9 billion as of December 31, 2007, an increase of 25.97% from €173.7 billion as of December 31, 2006. Including assets sold under repurchase agreements, customer funds amounted to €236.2 billion as of December 31, 2007, an increase of 22.77% from €192.4 billion as of December 31, 2006. Customer funds increased principally due to an increase in time deposits and savings accounts in Spain.
Capital Markets
     We have increased debt issuances in the domestic and international capital markets in order to finance our activities and as of December 31, 2007, we had €82,626 million of senior debt outstanding, comprising €76,867 million in bonds and debentures and €5,759 million in promissory notes and other securities, compared to €76,861 million, €69,305 million and €7,556 million outstanding as of December 31, 2006 and €60,887 million, €53,469 million and €7,418 million outstanding as of December 31, 2005, respectively. See Note 24.4 to the Consolidated Financial Statements. A total of €10,834 million in subordinated debt and €4,562 million in preferred stock issued or guaranteed by Banco Bilbao Vizcaya Argentaria S.A. was outstanding as of December 31, 2007, compared to €9,385 million and €4,025 million outstanding as of December 31, 2006 and €9,179 million and €4,128 million outstanding as of December 31, 2005, respectively. See Note 24.5 to the Consolidated Financial Statements.
     The average maturity of our outstanding debt as of December 31, 2007 was the following:

Senior debt	4.8 years
Subordinated debt (excluding preference shares)	9.1 years
     The cost and availability of debt financings are influenced by credit ratings. A reduction in these ratings could increase the cost of, and reduce our access to, debt financing. As of December 31, 2007, our credit ratings were as follows:

	Short Term	Long Term	Financial Strength
Moody’s	P-1	Aa1	B
Fitch—IBCA	F-1+	AA-	A/B
Standard & Poor’s	A-1+	AA-	—
Generation of Cash Flow
     We operate in Spain, Mexico, the United States and over 30 other countries, mainly in Europe and Latin America. Other than in Argentina and Venezuela, we are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to our parent company in the form of cash dividends, loans or advances, capital repatriation or otherwise. There is no assurance that in the future such restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity. The geographic diversification of our businesses, however, limits the effect of any restrictions that could be adopted in any given country.
     We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.
Capital
     Under the Bank of Spain’s capital adequacy regulations, as of December 31, 2007, 2006 and 2005, we were required to have a ratio of consolidated stockholders’ equity to risk-weighted assets and off-balance sheet items (net of certain amounts) of not less than 8%.
     As of December 31, 2007, this ratio was 9.59%, down from 11.23% at December 31, 2006, and our stockholders’ equity exceeded the minimum level required by 19.5%, down from 40.4% at the prior year end. As of December 31, 2005, this ratio was 9.26% and our stockholders’ equity exceeded the minimum level required by 16%. However, based purely on the framework of the Basel Accord and using such additional assumptions as we consider appropriate, we have estimated that as of December 31, 2007, 2006 and 2005 our consolidated Tier I risk-based capital ratio was 6.8%, 7.8% and 7.5%, respectively, and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was 10.7%, 12.0% and 12.0%, respectively. The Basel Accord recommends that these ratios be at least 4% and 8%, respectively, and under Basel II, the recommended ratios are a minimum of 4% and 8%, respectively.
     For qualitative and quantitative information on the principal risks we face, including market, credit, and liquidity risks as well as information on funding and treasury policies and exchange rate risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.
C. Research and Development, Patents and Licenses, etc.
     In 2007, the BBVA Group continued to foster the use of new technologies as a key component of its global development strategy. It explored new business and growth opportunities, focusing on three major areas: emerging technologies; asset capture/exploitation; and the customer as the focal point of its banking business.
     We did not incur any significant research and development expenses in 2005, 2006 and 2007.
D. Trend Information
     The European financial services sector is likely to remain competitive with increasing numbers of providers of financial services and alternative distribution channels. Further consolidation in the sector (through mergers, acquisitions or alliances) is likely as the other major banks look to increase their market share or combine with complementary businesses. It is foreseeable that regulatory changes will take place in the future that will diminish barriers to such consolidation transactions. However, some of the hurdles that should be dealt with are the result of local preferences, such as consumer protection rules. If there are clear local consumer preferences, leading to specific local consumer protection rules, the same products cannot be sold across all the jurisdictions in which the Group operates, which reduces potential synergies. Certain challenges, such as the Value Added Tax regime for banks, do not however, relate to the interest or preferences of consumers.
     The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on us or that would cause the financial information disclosed herein not to be indicative of our future operating results or financial condition:
•	uncertainties relating to economic growth expectations and interest rate cycles, especially in the United States, where the high current account deficit of the U.S. economy may translate into an upward adjustment of risk premium and higher global interest rates. In this scenario, the Spanish economy could perform similarly to how it performed during the recession at the beginning of the 1990s;

•	the ongoing market turmoil triggered by defaults on subprime mortgages and related asset-backed securities in the United States which have significantly disrupted the liquidity of financial institutions and markets and which could be further exacerbated by worsening economic conditions;

•	the ongoing slowdown in the U.S. real estate market, which could have pervasive effects on the U.S. economy and consequently in the global markets;

•	a downturn in capital markets or a downturn in investor confidence, linked to factors such as geopolitical risk, particularly given the environment in the Middle East. Continued or new crises in the region could cause an increase in oil prices, generating inflationary pressures that will have a negative effect on interest rates and economic growth;

•	the effect that an economic slowdown may have over Latin American markets and fluctuations in local interest and exchange rates;

•	a downturn in the Spanish economy or an abrupt adjustment in housing prices, which could affect the credit quality of our portfolio; and

•	although it is foreseeable that entry barriers to domestic markets in Europe will be lowered, our plans for expansion into other European markets could be affected by entry barriers in such countries.

E. Off-Balance Sheet Arrangements
     In addition to loans, we had outstanding the following contingent liabilities and commitments at the dates indicated:

	As of December 31,
	2007	2006	2005
	(in millions of euros)
Contingent liabilities:
Rediscounts, endorsements and acceptances	58	44	42
Guarantees and other sureties	56,983	37,002	25,790
Other contingent liabilities	8,804	5,235	4,030

Total contingent liabilities	65,845	42,281	29,862

Commitments:
Balances drawable by third parties:
Credit entities	2,619	4,356	2,816
Public authorities	4,419	3,122	3,128
Other domestic customers	42,448	43,730	36,063
Foreign customers	51,958	47,018	42,994

Total balances drawable by third parties	101,444	98,226	85,001
Other commitments	5,496	4,995	4,497

Total commitments	106,940	103,221	89,498

Total contingent liabilities and commitments	172,785	145,502	119,360

     In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance-sheet funds managed by us as of December 31, 2007, 2006 and 2005:

	As of December 31,
	2007	2006	2005
	(in millions of euros)
Mutual funds	63,487	62,246	61,412
Pension funds	59,143	55,505	51,061
Other managed assets	31,936	26,465	30,927

Total	154,566	144,216	143,400

     See Note 42 to the Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.
F. Tabular Disclosure of Contractual Obligations
     Our consolidated contractual obligations as of December 31, 2007 based on when they are due, were as follows:

	Less Than	One to Five	Over
	One Year	Years	Five Years	Total
	(in millions of euros)
Senior debt	17,571	39,798	25,257	82,627
Subordinated debt	2,292	2,722	10,382	15,396
Capital lease obligations	—	2	9	11
Operating lease obligations	29	134	269	432
Purchase obligations	47	—	—	47

Total (*)	19,939	42,656	35,917	98,512

(*)	Interest to be paid is not included. The majority of the senior and subordinated debt was issuances at variable rates. The financial cost of such issuances for 2007, 2006 and 2005 is detailed in Note 43.2 to the Consolidated Financial Statements. Commitments with personnel for 2007, 2006 and 2005 are detailed in Note 27 to the Consolidated Financial Statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
     The BBVA Board of Directors is very conscious of the importance of a good corporate governance system to run the structure and operation of its corporate bodies in the best interests of the company and its shareholders.
     Thus, the bank’s Board of Directors is subject to regulations that reflect and develop the principles and elements that have shaped BBVA’s system of corporate governance (Board Regulations). These comprise standards for the internal regime and operation of the board and its committees, as well as the rights and obligations of directors in pursuit of their duties, which are contained in the director’s charter. Shareholders and investors may find these on the company website (www.bbva.com).
     The Annual General Meeting has its own set of regulations on issues such as how it operates and what rights shareholders enjoy regarding AGMs. These establish the possibility of exercising or delegating votes over remote communication media.
     The board of directors has also approved a report on Corporate Governance for the year ended December 31, 2007, according to the guidelines laid down in prevailing disclosure regulations for listed companies. It can be found on the BBVA website.
     This site was created as an instrument to facilitate information and communication with shareholders. It provides special direct access to all information considered relevant to BBVA’s corporate governance system, laid out in a clear, readable manner.
A. Directors and Senior Management
     BBVA is managed by a Board of Directors that currently has fourteen members. Pursuant to article one of the board regulations, independent directors are those external directors who have been appointed in view of their personal and professional qualifications and can carry out their duties without being compromised by their relationships with BBVA, its significant shareholders or its senior managers. Independent directors may not:
a)	Have been executive director or employees in the Group within the last three or five years, respectively.

b)	Receive from the Bank or companies in its Group, any amount or benefit for an item other than remuneration for their directorship, except where the sum is insignificant.

For the effects of this section, this does not include either dividends or pension supplements that directors receive due to their earlier professional or employment relationship, provided these are unconditional and, consequently, the company paying them may not at its own discretion, suspend, amend or revoke their accrual without alleging breach of duties.

c)	Be or have been in the last 3 years, partners of the external auditor or in charge of the audit report, when the audit in question was carried out during said 3-year period in the Bank or any of its Group companies.

d)	Be executive directors or senior managers of another company on which a Bank executive director or senior manager is an external director.

e)	Maintain or have maintained over the last year any important business relationship with the Company or with any Group company, either in their own name or as a significant shareholder, director or senior manager of a company that maintains or has maintained such a relationship.

Business relationships means relationships as supplier of goods or services, including financial goods and services, as advisor or consultant.

f)	Be significant shareholders, executive directors or senior managers of any entity that receives, or has received over the last three years, significant donations from the Bank or its Group.

Those who are merely trustees in a foundation receiving donations shall not be deemed to be included under this letter.

g)	Be spouses, persons linked by a similar relationship, or related up to second degree to an executive director or senior manager of the Bank.

h)	Have not been proposed either for appointment or renewal by the Appointments & Compensation committee.

i)	Be related to any significant shareholder or shareholder represented on the board under any of the circumstances described under letters a), e), f) or g) of this section. In the event of family relationships mentioned in letter g), the limitation shall not just be applicable with respect to the shareholder, but also with respect to their shareholder-nominated directors in the Bank.
     Directors who hold an interest in the Company’s share capital may be considered independent if they meet the above conditions and their shareholding is not considered legally significant.
     According to the latest recommendations on corporate governance, the board has established a limit on how long a director may remain independent. Directors may not remain on the board as independent directors after having sat on it as such for more than twelve years running.

Regulations of the Board of Directors
     The principles and elements comprising the Bank’s corporate governance are set forth in its board regulations, which govern the internal procedures and the operation of the board and its committees and directors’ rights and duties as described in their charter. Originally approved in 2004, these regulations were recently amended in December 2007 to reflect the latest recommendations on corporate governance, accommodating them to reflect the actual circumstances under which the bank operates.
     The following discussion provides a brief description of several significant matters covered in the Regulations of the Board of Directors.
     Appointment and Re-election of Directors
     The proposals that the board submits to the Company’s AGM for the appointment or re-election of directors and the resolutions to co-opt directors made by the board of directors shall be approved at the proposal of the Appointments & Compensation committee in the case of independent directors and on the basis of a report from said committee in the case of all other directors.
     To such end, the committee assesses the skills, knowledge and experience required on the board and the capacities the candidates must offer to cover any vacant seats. It evaluates how much time and work members may need to carry out their duties properly as a function of the needs that the Company’s governing bodies may have at any time.
     Term of Directorships
     BBVA’s corporate governance system establishes an age limit for sitting on the Bank’s board. Directors must present their resignation at the first board meeting after the AGM approving the accounts of the year in which they reach the age of seventy.
     Performance of Directors’ Duties
     Board members must comply with their duties as defined by legislation and by the bylaws in a manner that is faithful to the interests of the Company.
     They shall participate in the deliberations, discussions and debates arising on matters put to their consideration and shall have sufficient information to be able to form a sound opinion on the questions corresponding to the Bank’s governing bodies. They may request additional information and advice if they so require in order to perform their duties. Their participation in the board’s meetings and deliberations shall be encouraged.
     The directors may also request help from experts outside the Bank services in business submitted to their consideration whose complexity or special importance makes it advisable.
     Conflicts of interest
     The rules comprising the BBVA directors’ charter detail different situations in which conflicts of interest could arise between directors, their family members and/or organisations with which they are linked, and the BBVA Group. They establish procedures for such cases, in order to avoid conduct contrary to the Company’s best interests.
     These rules help ensure Directors’ conduct reflect stringent ethical codes, in keeping with applicable standards and according to core values of the BBVA Group.
     Incompatibilities
     Directors are also subject to a regime of incompatibilities, which places strict constraints on holding posts on governing bodies of Group companies or companies in which the Group has a holding. Non-executive directors may not sit on the boards of subsidiary or related companies because of the Group’s holding in them, whilst executive directors may only do so if they have express authority.
     Directors who cease to be members of the Bank’s board may not offer their services to any other financial institution competing with the Bank or of its subsidiaries for two years after leaving, unless expressly authorised by the board. Such authorisation may be denied on the grounds of corporate interest.
     Directors’ Resignation and Dismissal
     Furthermore, in the following circumstances, reflected in the board regulations, directors must tender their resignation to the Board and accept its decision regarding their continuity in office (formalising said resignation when the board so resolves):
•	When barred (on grounds of incompatibility or other) under prevailing legal regulations, under the bylaws or under the directors’ charter.

•	When significant changes occur in their professional situation or that may affect the condition by virtue of which they were appointed to the Board.

•	When they are in serious dereliction of their duties as directors.

•	When the director, acting as such, has caused severe damage to the Company’s assets or its reputation or credit, and/or no longer displays the commercial and professional honour required to hold a Bank directorship.
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

					Present Principal Outside
					Occupation
					and Five-Year Employment
Name(*)	Birth Year	Current Position	Date Nominated	Date Re-elected	History(**)
Francisco González Rodríguez(1)	1944	Chairman and Chief Executive Officer	January 28, 2000	February 26, 2005	Chairman &CEO of BBVA, since January 2000. Director of BBVA Bancomer Servicios, S.A.; Grupo Financiero BBVA Bancomer, S.A. C.V. and BBVA Bancomer S.A.
José Ignacio Goirigolzarri Tellaeche(1)	1954	President and Chief Operating Officer	December 18, 2001	March 1, 2003	President and Chief Operating Officer, BBVA, since 2001. Director of BBVA Bancomer Servicios, S.A.; Director, Grupo Financiero BBVA Bancomer and BBVA Bancomer, S.A. Citic Bank borrad member.
Tomás Alfaro Drake(2)	1951	Independent Director	March 18, 2006		Director of Business Management and Administration and Business Sciences programs at Universidad Francisco de Vitoria, since 1998.
Juan Carlos Álvarez Mezquíriz(1)(3)	1959	Independent Director	January 28, 2000	March 18, 2006	Managing Director of Grupo Eulen, S.A.
Rafael Bermejo Blanco (2) (4)	1940	Independent Director	March 16, 2007		Chairman of the Audit & Compliance Committee of BBVA since 28th March 2007. Technical Secretary General of Banco Popular, 1999—2004.
Richard C. Breeden	1949	Independent Director	October 29, 2002	February 28, 2004	Chairman, Richard C. Breeden & Co.
Ramón Bustamante y de la Mora(2)(4)	1948	Independent Director	January 28, 2000	February 26, 2005	Since 1997 he is Chairman of Unitaria.

					Present Principal Outside
					Occupation
					and Five-Year Employment
Name(*)	Birth Year	Current Position	Date Nominated	Date Re-elected	History(**)
José Antonio Fernández Rivero(4)	1949	Independent Director	February 28, 2004		Chairman of Risks Committee since 30th March 2004; Appointed Group General Manager, 2000—2003; From 2003 to 2005: Deputy Chairman of Telefónica and Member of its Audit and Regulation Committees. Member of the Board and Executive Committee of Iberdrola, Director of Banco de Crédito Local, and Chairman of Adquira.
Ignacio Ferrero Jordi(1)(3)	1945	Independent Director	January 28, 2000	February 26, 2005	Chairman and COO of Nutrexpa, S.A. and La Piara S.A.
Román Knörr Borrás(1)	1939	Independent Director	May 28, 2002	March 1, 2003	Chairman, Carbónicas Alavesas, S.A.; Director, Mediasal 2000, S.A. and President of the Alava Chamber of Commerce; Chairman, Confebask (Basque Business Confederation) from 1999 to 2005; Director of Aguas de San Martín de Veri, S.A. until January 2006. Plenary member and Chairman of the Training Committee of the Supreme Council of Chambers of Commerce.
Carlos Loring Martínez de Irujo(2)(3)	1947	Independent Director	February 28, 2004	March 18, 2006	He was a partner of J&A Garrigues, from 1977 until 2004; Director of the Department of Mergers and Acquisitions, of Banking and Capital Markets, Member of the Management Committee since 1985
José Maldonado Ramos(4)(5)	1952	Director and General Secretary	January 28, 2000	February 28, 2004	Director and General Secretary, BBVA, since January 2000.
Enrique Medina Fernández(1)(4)	1942	Independent Director	December 18, 1999	February 28, 2004	Deputy Chairman of Gines Navarro Construcciones until it merged to become Grupo ACS.
Susana Rodríguez Vidarte(2)(3)	1955	Independent Director	May 28, 2002	March 18, 2006	Dean of Deusto “La Comercial” University since 1996.

(*)	Telefónica de España, S.A. and Mr. Ricardo Lacasa Suárez each left their respective position on the Board of Directors on March 16, 2007 and March 28, 2007, respectively.

(**)	Where no date is provided, the position is currently held.

(1)	Member of the Executive Committee.

(2)	Member of the Audit and Compliance Committee.

(3)	Member of the Appointments and Compensation Committee.

(4)	Member of the Risk Committee.

(5)	Secretary of the Board of Directors.
Executive Officers (“Comité de Dirección”)
     Our executive officers were each appointed for an indefinite term. Their positions as of the date of this Annual Report on Form 20-F are as follows:

Present Principal Outside Occupation and
Name	Current Position	Five-Year Employment History(*)
Francisco González Rodríguez	Chairman and Chief Executive Officer	Chairman, BBVA, since January 2000. Director of BBVA Bancomer Servicios, S.A; Grupo Financiero BBVA Bancomer, S.A. C.V. and BBVA Bancomer S.A.
José Ignacio Goirigolzarri Tellaeche	President and Chief Operating Officer	Director, BBVA Bancomer Servicios, S.A., Grupo Financiero BBVA Bancomer and BBVA Bancomer, S.A.
José Maldonado Ramos	Director and General Secretary	Director and General Secretary, Argentaria (BBVA since January 2001), since May 1997.
Eduardo Arbizu Lostao	Head of Legal, Tax, Audit and Compliance department	Head of Legal department of BBVA, since 2002; Chief Executive Officer, Barclays Bank Spain, 1997 — 2002.
Ángel Cano Fernández	Human Resources and Services	Chief Financial Officer, BBVA, 2001—2002, Controller, BBVA, 2000—2001; Controller, Argentaria, 1998—2000.
Manuel González Cid	Finance Division	Deputy General Manager, BBVA — Head of the Merger Office, 1999 — 2001; Head of Corporate Development, BBVA, 2001 — 2002. Director and Vice president of Repsol YPF, S.A. 2003-2005.
José Sevilla Álvarez	Risk	Head of Finance Division, Latin American Banking, BBV, 1998 — December 2001; Head of Business Development, BBVA, December 2001 — January 2003; Head of the Office of the Chairman, with responsibility for accountancy, internal audit and compliance, since January 2003-2006.
Javier Ayuso Canals	Corporate Communications	Head of Information Relations, BBVA, 2000-2001. Corporate Communications Director, BBVA, December 2001.
Javier Bernal Dionis	Business development and innovation — Spain and Portugal	Director of “Doctor Music Networks”, 2000-2004. Innovation and Development Director, BBVA, 2004-2006. Director Iniciativas Residenciales en Internet S.A. (Atrea) since 2005.
José María García Meyer-Dohner	United States	BBVA Business Management and Coordination Manager for Mexico, 2000-2001. Commercial Banking Manager for BBVA Bancomer, 2001-2004. Retail Banking Manager for the U.S., August 2004.

Present Principal Outside Occupation and
Name	Current Position	Five-Year Employment History(*)
Ignacio Deschamps González	Mexico	Commercial Banking Director for BBVA Bancomer to 2006. General Director of BBVA Bancomer since December 2006.
Xavier Argenté Ariño	Business Director Spain	Head of Consumer Finance (BBVA Finanzia and Uno-E Bank).
Juan Asúa Madariaga	Corporate and Business. Spain and Portugal	Global Corporate Banking Director, BBVA, 2000. E-Commerce Director, BBVA, 2000-2001. Corporate Global Banking Director, BBVA, 2001-2005.
Jose Barreiro Hernández	Global Operations	Spanish Markets Director, BBVA, 2000-2001. Head of Global Markets and Distribution, Trading and Equity, BBVA, 2001-2005.
Vicente Rodero Rodero	South America	BBVA Corporate Banking Director for Mexico, 1995-1999. BBVA Personal Banking Director, 1999-2003. BBVA Regional Director for Madrid, 2003-2004. BBVA Commercial Banking Director for Spain, 2004-2006.

(*)	Where no date is provided, positions are currently held.

(**)	Mr. Sánchez Asiaín left his position on the Executive Committee in December 2006.
Compliance with NYSE Listing Standards on Corporate Governance
     On November 4, 2003, the SEC approved new rules proposed by the New York Stock Exchange (the "NYSE”) intended to strengthen corporate governance standards for listed companies. In compliance therewith, the following is a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the NYSE listing standards. The Group’s website address is www.bbva.com. We include on such website a narrative description in English of corporate governance differences between NYSE rules and home country practice in Spain.
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
     Spanish law does not contain any requirement that members of the board of directors or the committees thereof be independent, nor does Spanish law provide any definition of what constitutes independence for the purpose of board or committee membership or otherwise. In addition, Spanish law does not require that a company have a compensation committee or a nominations committee. However, there are non-binding recommendations for listed companies in Spain to have these committees and for them to be composed of a majority of non-executive directors as well as a definition of what constitutes independence for directors.
     As described above under “Conditions of Directorship”, BBVA considers directors to be independent when:
     “Independent directors are external directors appointed for their personal and professional background who can pursue their duties without being constrained by their relations with the Company, its significant shareholders or its executives.
     Independent directors may not:
a)	Have been employees or executive directors in Group companies, unless 3 or 5 years, respectively, have passed since they ceased to be so.

b)	Receive any amount or benefit from the Company or its Group companies for any reason other than remuneration of their directorship, unless it is insignificant.

Neither dividends nor supplementary pension payments that the director may receive from earlier professional or employment relationships shall be taken into account for the purposes of this section,

provided they are not subject to conditions and the company paying them may not at its own discretion suspend, alter or revoke their accrual without breaching its obligations.

c)	Be or have been a partner in the external auditors’ firm or in charge of the auditor’s report with respect to the Company or any other Group company during the last three years.

d)	Be executive director or senior manager in any other company on which a Company executive director or senior manager is external director.

e)	Maintain or have maintained during the past year an important business relationship with the Company or any of its Group companies, either on his/her own behalf or as relevant shareholder, director or senior manager of a company that maintains or has maintained such relationship.

Business relationships shall mean relationships as provider of goods and/or services, including financial, advisory and/or consultancy services.

f)	Be significant shareholders, executive directors or senior managers of any organisation that receives or has received significant donations from the Company or its Group during the last three years.

Those who are merely trustees on a foundation receiving donations shall not be ineligible under this letter.

g)	Be married to or linked by equivalent emotional relationship, or related by up to second-degree family ties to an executive director or senior manager of the Company.

h)	Have not been proposed by the Appointments and Compensation committee for appointment or renewal.

i)	Fall within the cases described under letters a), e), f) or g) of this section, with respect to any significant shareholder or shareholder represented on the Board. In cases of family relationships described under letter g), the limitation shall not only apply to the shareholder, but also to the directors it nominates for the Company’s Board.
     Directors owning shares in the Company may be independent providing they comply with the above conditions and their shareholding is not legally considered as significant.
     External directors may only be considered independent for a continuous 12-year term in office. After this, they cease to be independent.”
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
     Remuneration of non-executive Directors
     The following table presents information regarding the compensation (in thousands of euros) paid to each member of our Board of Directors serving during 2007:

					Appointments
					and
	Board	Standing Committee	Audit.	Risks	Compensation	TOTAL

Tomás Alfaro Drake	124	—	68	—	—	192
Juan Carlos Álvarez Mezquiriz	124	159	—	—	41	324
Rafael Bermejo Blanco	104	—	130	78	—	312
Richard C. Breeden	337	—	—	—	—	337
Ramón Bustamante y de La Mora	124	—	68	102	—	294
José Antonio Fernández Rivero (1)	124	—	—	204	—	328
Ignacio Ferrero Jordi	124	159	—	—	41	324
Román Knörr Borrás	124	159	—	—	—	283
Carlos Loring Martínez de Irujo	124	—	68	—	102	294
Enrique Medina Fernández	124	159	—	102	—	385
Susana Rodríguez Vidarte	124	—	68	—	31	223

T O T A L (2)	1,557	636	402	486	215	3,296

(1)	Mr. José Antonio Fernández Rivero in 2007, in addition to the amounts detailed in the table above, also received €652 thousand for early retirement from his previous management responsibilities in BBVA.

(2)	Mr. Ricardo Lacasa Suárez and Telefónica de España, S.A, left their directorships on 28th March 2007 and 16th March 2007, respectively. During the year, they received €95 thousand and €30 thousand respectively in remuneration of their board membership.
     Remuneration of executive Directors
     The remuneration paid to the executive Directors during 2007 is indicated below. The figures are given individually for each executive director and itemized in thousand euros.

		Variable
	Fixed remunerations	remunerations (1)	Total (2)

Chairman & CEO	1,827	3,255	5,082
President & COO	1,351	2,730	4,081
Company Secretary	622	794	1,416

Total	3,800	6,779	10,579

(1)	Figures relating to variable remuneration for 2006 paid in 2007.

(2)	In addition, the executive directors received remuneration in kind during 2007 totalling €33 thousand, of which €8 thousand relates to the Chairman & CEO, €14 thousand relates to the President & COO and €11 thousand to the Company Secretary.
     The executive directors also earned a variable remuneration during 2007, which was paid to them during February 2008. The amount earned by the Chairman & CEO was €3,802 thousand, the President & COO earned €3,183 thousand while the Company Secretary earned €886 thousand. These amounts are recognised under the heading “Accrued Expenses and Deferred Income” in the accompanying consolidated balance sheet as of December 31, 2007.
     Remuneration of the members of the Management Committee
     The remuneration paid during 2007 to the members of BBVA’s Management Committee, excluding executive directors, comprised €6,245 thousand of fixed remuneration and €11,439 thousand of variable remuneration accrued in 2006 and paid in 2007.
     In addition, the members of the Management Committee, excluding executive directors, received remuneration in kind totalling €594 thousand in 2007.
     This paragraph includes information of the members of the Management committee on 31st December 2007, excluding the executive directors.

     Pension Commitments
     The provisions to cater for pension and similar commitments to executive directors in 2007 were as follows:

Post	Thousand Euros

Chairman & CEO	61,319
President & COO	46,400
Company Secretary	7,714

TOTAL	115,433
     Of this aggregate amount, €12,504 thousand were charged to 2007. Most of these commitments were insured under policies with BBVA as beneficiary, underwritten by an insurance company belonging to the Group. These insurance policies were matched to financial assets in compliance with Spanish legal regulations. The internal return on the insurance policies associated to said commitments was €4,837 thousand, which partly offset the amount allocated to provisions during the year.
     Insurance premiums amounting to €86 thousand were paid on behalf of the non-executive directors members of the Board of Directors.
     The provisions charged as of December 31, 2007 for post-employment welfare commitments for the Management committee members, excluding executive directors, amounted to €35,345 thousands. Of these, €6,374 thousands were charged against 2007 earnings. The internal return on the insurance policies associated to said commitments was €782 thousands, which partly offset the amount allocated to provisions during the year.
Long-term share remuneration plan (2006-2008) for executive directors and members of the Management committee
     On March 18, 2006, the general shareholders’ meeting approved a long-term plan for remuneration of executives with shares for the period from 2006 to 2008. The plan was for members of the management team, including the executive directors and members of the Management committee and will be paid out in the second half of 2009.
     The plan allocated each beneficiary a certain number of theoretical shares as a function of their variable pay and their level of responsibility. At the end of the plan, the theoretical shares are used as a basis to allocate BBVA shares to the beneficiaries, should the initial requirements be met.
     The number of shares to be delivered to each beneficiary is determined by multiplying the number of theoretical shares allocated to them by a coefficient of between 0 and 2. This coefficient reflects the relative performance of BBVA’s total shareholders value (“TSR”) during the period from 2006 to 2008 compared against the TSR of its European peer group.
     The number of theoretical shares allocated to the executive directors, under the general shareholders’ meeting resolution is as follows:

Chairman & CEO:	320,000
President & COO:	270,000
Director & Company Secretary:	100,000
     The total number of theoretical shares allocated to the members of the Management committee on December 31, 2007, excluding the executive directors is 1,124,166.
     Remuneration System for Non-Executive Directors with Deferred Delivery of Shares
     On March 18, 2006, the general shareholders’ meeting resolved to establish a remuneration scheme using deferred delivery of shares to the Bank’s non-executive directors, to substitute the earlier scheme to which these directors were entitled.
     The new plan assigns ‘theoretical’ shares each year to non-executive director beneficiaries equivalent to 20% of the total remuneration payable to each in the previous year, using the average of BBVA stock closing prices from the sixty trading sessions prior to the annual general meetings that approves the financial statements for the years covered by the scheme. Where applicable, these shares are to be delivered when the beneficiaries cease to be directors on any grounds other than severe dereliction of duties.

     The general shareholders’ meeting resolution gave non-executive directors who were beneficiaries of the earlier scheme an option to convert the amounts to which they were entitled under the previous scheme for non-executive directors. All the beneficiaries opted for this conversion.
     The number of theoretical shares allocated to the non-executive directors who are beneficiaries of the deferred share-delivery scheme in 2007 and the cumulative figures are as follows:

		Acumulative
	2007	number of
	theoretical	theoretical
Directors	shares	shares

Tomás Alfaro Drake	1,407	1,407
Juan Carlos Alvarez Mezquiriz	3,283	19,491
Ramón Bustamante y de la Mora	2,982	19,923
José Antonio Fernández Rivero	3,324	9,919
Ignacio Ferrero Jordi	3,184	20,063
Román Knörr Borrás	2,871	15,591
Carlos Loring Martínez de Irujo	2,778	7,684
Enrique Medina Fernández	3,901	28,035
Susana Rodríguez Vidarte	1,952	10,511

TOTAL	25,682	132,624
Severance Payments to Executive Directors
     The chairman of the board will be entitled to retire as an executive at any time as of his 65th birthday, and the President & COO and the Company Secretary, as of their 62nd birthday. They will all be entitled to the maximum percentage established in their respective contracts for the retirement pension once they reach said ages will render the indemnity agreed under their contacts null and void.
     The contracts of the Bank’s executive directors (Chairman & CEO, President & COO, and Company Secretary) recognize their entitlement to be compensated should they leave their post for grounds other than voluntary resignation, retirement, disablement or serious dereliction of duty. Had this occurred in 2007, said directors would have been entitled to the following amounts: €70,513 thousand for the Chairman & CEO; €57,407 thousand for the President & COO, and €13,460 thousand for the Company Secretary.
     In order to receive such compensation, directors must place their directorships at the disposal of the board, resign from any posts they may hold as representatives of the Bank in other companies, and waive pre-existing employment agreements with the Bank, including any senior management positions and any right to obtain compensation other than that already indicated.
     Upon resignation, such directors will be disqualified from providing services to other financial institutions in competition with the Bank or its subsidiaries for two years, as established in the board regulations.
C. Board Practices
Committees
     BBVA’s corporate governance system is based on the distribution of functions between the board, the Executive committee and the other board committees, namely: the Audit & Compliance committee; the Appointments & Compensation committee; and the Risks committee.
     Executive Committee
     BBVA’s Board of Directors is assisted in fulfilling its responsibilities by the Executive Committee (Comisión Delegada Permanente) of the Board of Directors The Board of Directors delegates all management functions, except those that it must retain due to legal or statutory requirements, to the Executive Committee.
     As of the date of this Annual Report, BBVA’s Executive Committee was comprised of two executive directors and four independent directors, as follows.

Chairman and Chief Executive Officer:	Mr. Francisco González Rodríguez

President and Chief Operating Officer:	Mr. José Ignacio Goirigolzarri Tellaeche

Members:	Mr. Juan Carlos Álvarez Mezquíriz
Mr. Ignacio Ferrero Jordi
Mr. Román Knörr Borrás
Mr. Enrique Medina Fernández

     According to the company bylaws, its faculties include the following: to formulate and propose policy guidelines, the criteria to be followed in the preparation of programmes and to fix targets, to examine the proposals put to it in this regard, comparing and evaluating the actions and results of any direct or indirect activity carried out by the Entity; to determine the volume of investment in each individual activity; to approve or reject operations, determining methods and conditions; to arrange inspections and internal or external audits of all operational areas of the Entity; and in general to exercise the faculties delegated to it by the board of directors.
     Specifically, the Executive committee is entrusted with evaluation of the bank’s system of corporate governance. This shall be analysed in the context of the company’s development and of the results it has obtained, taking into account any regulations that may be passed and/or recommendations made regarding best market practices, adapting these to the company’s specific circumstances.
     The Executive committee shall meet on the dates indicated in the annual calendar of meetings and when the chairman or acting chairman so decides. During 2007, the Executive committee met 22 times.
     Audit and Compliance Committee
     This committee shall perform the duties attributed it under laws, regulations and bylaws. Essentially, it has authority from the board to supervise the financial statements and the oversight of the BBVA Group.
     The board regulations establish that the Audit & Compliance committee shall have a minimum of four members appointed by the board in the light of their know-how and expertise in accounting, auditing and/or risk management. They shall all be independent directors, one of whom shall act as chairman, also appointed by the board.
     As of the date of this Annual Report, the Audit and Compliance Committee members were:

Chairman:	Mr. Rafael Bermejo Blanco

Members:	Mr. Tomás Alfaro Drake
Mr. Ramón Bustamante y de la Mora
Mr. Carlos Loring Martínez de Irujo
Mrs. Susana Rodríguez Vidarte
     The scope of its functions is as follows:
     •      Supervise the internal control systems’ sufficiency, appropriateness and efficacy in order to ensure the accuracy, reliability, scope and clarity of the financial statements of the company and its consolidated group in their annual and quarterly reports. Also to oversee the accounting and financial information that the Bank of Spain or other regulators from Spain and abroad may require.
     •      Oversee compliance with applicable national and international regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to anti-trust regulations. Also ensure that any requests for information or for a response from the competent bodies in these matters are dealt with in due time and in due form.
     •      Ensure that the internal codes of ethics and conduct and securities market operations, as they apply to Group personnel, comply with regulations and are properly suited to the Bank.
     •      Especially to enforce compliance with provisions contained in the BBVA directors charter, and ensure that directors satisfy applicable standards regarding their conduct on the securities markets.
     Ensure the accuracy, reliability, scope and clarity of the financial statements. The committee shall constantly monitor the process by which they are drawn up, holding frequent meetings with the Bank executives and the external auditor responsible for them.
     The committee shall also monitor the independence of external auditors. This entails the following two duties:
     •      Ensuring that the auditors’ warnings, opinions and recommendations cannot be compromised.
     •      Establishing the incompatibility between the provision of audit and the provision of consultancyservices , unless there are no alternatives in the market to the auditors or companies in the auditors’ group of equal value in terms of their content, quality or efficiency. In such event, the committee must grant its approval, which can be done in advance by delegation to its chairman.
     The committee selects the external auditor for the Bank and its Group, and for all the Group companies. It must verify that the audit schedule is being carried out under the service agreement and that it satisfies the requirements of the competent authorities and the Bank’s governing bodies. The committee will also require the auditors, at least once each year, to assess the quality of the Group’s internal oversight procedures.
     The Audit & Compliance committee meets as often as necessary to comply with its tasks, although an annual meeting schedule is drawn up in accordance with its duties. During 2007 the Audit & Compliance committee met thirteen times.
     Executives responsible for Control, Internal Audit and Regulatory Compliance can be invited to attend its meetings and, at the request of these executives, other staff from these departments who have particular knowledge or responsibility in the matters contained in the agenda, can also be invited when their presence at the meeting is deemed appropriate. However, only the committee members and the secretary shall be present when the results and conclusions of the meeting are evaluated.
     The committee may engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.
     Likewise, the committee can call on the personal co-operation and reports of any member of the management team when it considers that this is necessary to carry out its functions with regard to relevant issues.
     The committee has its own specific regulations, approved by the board of directors. These are available on the bank’s website and, amongst other things, regulate its operation.
Appointments and Compensation Committee
     The Appointments & Compensation Committee is tasked with assisting the board on issues related to the appointment and re-election of board members, and determining the directors’ remuneration.
     This committee shall comprise a minumum of three members who shall be external directors appointed by the board, which shall also appoint its chairman. However, the chairman and the majority of its members must be independent directors, in compliance with the board regulations.
     As of the date of this Annual Report, the members of the Appointments and Compensation Committee were:

Chairman:	Mr. Carlos Loring Martínez de Irujo

Members:	Mr. Juan Carlos Álvarez Mezquíriz
Mr. Ignacio Ferrero Jordi
Mrs. Susana Rodríguez Vidarte

     Its duties, apart from the afore-mentioned duty in the appointment of directors, include proposing the remuneration system for the board as a whole, within the framework established in the company bylaws. This entails determination of its items, the amount payable for each item and the settlement of said amount, and, as mentioned above, the scope and amount of the remuneration, rights and economic compensation for the CEO, the COO and the bank’s executive directors in order to include these aspects in a written contract.
     This committee shall also:
-	Should the chairmanship of the Board or the post of chief executive officer fall vacant, examine or organise, in the manner it deems suitable, the succession of the chairman and/or chief executive officer and put corresponding proposals to the Board for an orderly, well-planned succession.

-	Submit an annual report on the director’s remuneration policy to the board of directors.

-	Report the appointments and severances of senior managers and propose senior-management remuneration policy to the board, along with the basic terms and conditions for their contracts.
     The chairman of the Appointments & Compensation Committee shall convene it as often as necessary to comply with its mission, although an annual meeting schedule shall be drawn up in accordance with its duties. During 2007 the Appointments & Compensation Committee met 7 times.
     In accordance with the BBVA board regulations, the committee may ask members of the Group organisation to attend its meetings, when their responsibilities relate to its duties. It may also receive any advisory services it requires to inform its criteria on issues falling within the scope of its powers.
Risk Committee
     The board’s Risks committee is tasked with analysis of issues related to the Group’s risk management and control policy and strategy. It assesses and approves any risk transactions that may be significant.

     The Risk committee shall have a majority of external directors, with a minimum of three members, appointed by the Board of Directors, which shall also appoint its chairman.
     The Committee is required to be comprised of a majority of non-executive directors. As of the date of this Annual Report, the members of the Risk Committee were:

Chairman:	Mr. José Antonio Fernández Rivero

Members:	Mr. Ramón Bustamante y de la Mora
Mr. Rafael Bermejo Blanco
Mr. José Maldonado Ramos
Mr. Enrique Medina Fernández
     Under the board regulations, it has the following duties:
•	Analyze and evaluate proposals related to the Group’s risk management and oversight policies and strategy. In particular, these shall identify:
a)	The risk map;

b)	The setting of the level of risk considered acceptable according to the risk profile (expected loss) and capital map (risk capital) broken down by the Group’s businesses and areas of activity;

c)	The internal information and oversight systems used to oversee and manage risks;

d)	The measures established to mitigate the impact of risks identified should they materialise.
•	Monitor the match between risks accepted and the profile established.

•	Assess and approve, where applicable, any risks whose size could compromise the Group’s capital adequacy or recurrent earnings, or that present significant potential operational or reputational risks.

•	Check that the Group possesses the means, systems, structures and resources benchmarked against best practices to allow implementation of its risk management strategy.
The committee meets as often as necessary to best perform its duties, usually once a week. In 2007, it held 74 meetings.
D. Employees
     As of December 31, 2007, we, through our various affiliates, had 111,913 employees. Approximately 77% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

Country	BBVA	Banks	Companies	Total
Spain	28,892	725	1,489	31,106
United Kingdom	113	—	7	140
France	109	—	—	109
Italy	61	—	171	232
Germany	7	—	—	7
Switzerland	—	111	—	111
Portugal	—	925	—	925
Belgium	38	—	—	38
Jersey	—	3	—	3
Russia	3	—	—	3
Ireland	—	5	—	5

Total Europe	29,243	1,769	1,667	32,679
New York	150	14	—	164
Miami	86	—	—	86
Grand Cayman	2	—	—	2
U.S.A.	—	13,082	—	13,082

Total North America	238	13,096	—	13,334
Panama	—	285	—	285
Puerto Rico	—	999	—	999
Argentina	—	7,483	—	7,483
Brazil	4	—	15	19
Colombia	—	5,969	—	5,969
Venezuela	—	5,822	—	5,822
Mexico	—	35,200	—	35,200
Uruguay	36	158	—	194
Paraguay	—	139	—	139
Bolivia	—	—	196	196
Chile	—	4,431	—	4,431
Dominican Republic	—	—	—	—
Cuba	1	—	—	1
Peru	—	4,874	—	4,874
Ecuador	—	—	167	167

Total Latin America	41	65,360	378	65,779
Hong Kong	90	—	—	90
Japan	11	—	—	11
China	6	—	—	6
Singapore	14	—	—	14

Total Asia	121	—	—	121

Total	29,643	80,228	2,045	111,913

     The terms and conditions of employment in private sector banks in Spain are negotiated with trade unions representing bank employees. Wage negotiations take place on an industry-wide basis. This process has historically produced collective bargaining agreements binding upon all Spanish banks and their employees. The collective bargaining agreement in application during 2007 came into effect as of January 1, 2007 and will apply until December 31, 2010.
     As of December 31, 2007, we had 1,264 temporary employees in our Spanish offices.
E. Share Ownership
     As of March 24, 2008, the members of the Board of Directors owned an aggregate of 2,186,548 BBVA shares as shown in the table below:

	Directly	Indirectly		% of
	Owned	Owned		Capital
Name	Shares	Shares	Total Shares	Stock
Francisco González Rodríguez	2,414	1,422,800	1,425,214	0.0380%
José Ignacio Goirigolzarri Tellaeche	496	447,147	447,643	0.0119%
Tomás Alfaro Drake	7,920	—	7,920	0.0002%
Juan Carlos Álvarez Mezquiriz	30,530	—	30,530	0.0008%
Rafael Bermejo Blanco	13,000	—	13,000	0.0003%
Richard C. Breeden	40,000	—	40,000	0.0011%
Ramón Bustamante y de la Mora	10,139	2,000	12,139	0.0003%
José Antonio Fernández Rivero	50,000	415	50,415	0.0013%
Ignacio Ferrero Jordi	2,647	51,300	53,947	0.0014%
Román Knörr Borrás	34,579	6,671	41,250	0.0011%
Carlos Loring Martínez De Irujo	9,149	—	9,149	0.0002%
José Maldonado Ramos	11,621	—	11,621	0.0003%
Enrique Medina Fernández	29,285	1,100	30,385	0.0008%
Susana Rodríguez Vidarte	11,179	2,156	13,335	0.0004%

Total	252,959	1,933,589	2,186,548	0.0583%

     As of December 31,2007, the Chairman and Chief Executive Officer held 600,000 put options and 1,200,000 call options over BBVA’s shares.

     As of December 31, 2007 the executive officers (excluding executive directors) and their families owned 291,195 shares. None of our executive officers holds 1% or more of BBVA’s shares.
     As of December 31, 2007 a total of 16,206 employees (excluding executive officers and directors) owned 26,056,854 shares, which represents 0.70% of our capital stock.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     As of December 31, 2007, Mr. Manuel Jove Capellán held an ownership interest of 5.01% of the capital stock of BBVA through the companies: IAGA Gestión de Inversiones, S.L., Bourdet Inversiones, SICAV, S.A. and Doniños de Inversiones, SICAV, S.A. To our knowledge, no other person, corporation or government owned beneficially, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of December 31, 2007, there were 889,734 registered holders of BBVA’s shares, with a total of 948,092,456 shares held by 232 shareholders with registered addresses in the United States. Since certain of such shares and American Depositary Receipts (“ADRs”) are held by nominees, the foregoing figures are not representative of the number of beneficial holders. BBVA’s directors and executive officers did not own any ADRs as of December 31, 2007.
B. Related Party Transactions
Loans to Directors, Executive Officers and Related Parties
     As of December 31, 2007, loans granted to members of Board of Directors amounted to an aggregate of €65 thousand. The loans granted as of December 31, 2007 to the members of the Management Committee, excluding the executive directors, amounted to an aggregate of €3,352 thousand. As of December 31, 2007, guarantees provided on behalf of members of the Management Committee amounted to an aggegate of €13 thousand.
     As of December 31, 2007, the loans granted to parties related to key personnel (the aforementioned members of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. and of the Management Committee) totaled €12,954 thousand. As of December 31, 2006, the other exposure to parties related to key personnel (guarantees, finance leases and commercial loans) amounted to €19,383 thousand.
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
C. Interests of Experts and Counsel
     Not Applicable.

ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
Financial Information
     See Item 18.
Dividends
     The table below sets forth the amount of interim, final and total dividends paid by BBVA on its shares for the years 2003 to 2007, adjusted to reflect all stock splits. The rate used to convert euro (€) amounts to dollars was the Noon Buying Rate at the end of each year.

	Per Share
	First Interim		Second Interim		Third Interim		Final		Total
	€	$	€	$	€	$	€	$	€	$
2003	€0.090	$0.103	€0.090	$0.103	€0.090	$0.103	€0.114	$0.130	€0.384	$0.439
2004	€0.100	$0.125	€0.100	$0.125	€0.100	$0.125	€0.142	$0.177	€0.442	$0.552
2005	€0.115	$0.143	€0.115	$0.143	€0.115	$0.143	€0.186	$0.231	€0.531	$0.660
2006	€0.132	$0.174	€0.132	$0.174	€0.132	$0.174	€0.241	$0.318	€0.637	$0.841
2007	€0.152	$0.222	€0.152	$0.222	€0.152	$0.222	€0.277	$0.405	€0.733	$1.070
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
     For a description of BBVA’s access to the funds necessary to pay dividends on the shares, see “Item 4. Information on the Company—Supervision and Regulation—Dividends”. In addition, BBVA may not pay dividends except out of its unrestricted reserves available for the payment of dividends, after taking into account the Bank of Spain’s capital adequacy requirements. Capital adequacy requirements are applied by the Bank of Spain on both a consolidated and individual basis. See “Item 4. Information on the Company—Supervision and Regulation—Capital Adequacy Requirements” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital”. Under Spain’s capital adequacy requirements, we estimate that as of December 31, 2007, BBVA had approximately €6.1 billion of reserves in excess of applicable capital and reserve requirements, which were not restricted as to the payment of dividends.
Legal Proceedings
     On March 22, 2002, BBVA notified the supervisory authorities of the stock markets on which its shares are listed that the Bank of Spain had commenced a proceeding against BBVA and 16 of its former directors and executives. These proceedings arose as a result of the existence of funds (approximately €225 million) belonging to BBV that were not included in the entity’s financial statements until they were voluntarily regularized by being recorded in the 2000 consolidated income statement as extraordinary income, for which the related corporation tax was recorded and paid. BBVA notified the Bank of Spain of these matters on January 19, 2001. The Bank of Spain’s supervisory services commenced an investigation into the origin of the funds, their use and the persons involved, the findings of which were included in the supervisory services’ report dated March 11, 2002. On March 15, 2002, the Bank of Spain notified the Bank of the commencement of a proceeding relating to these events.
     On May 22, 2002, the Council of the Spanish National Securities Market Commission (CNMV) commenced a proceeding against BBVA for possible contravention of the Securities Market Law (under Article 99 ñ) thereof) owing to the same events as those which gave rise to the Bank of Spain’s proceeding.
     The commencement of proceedings to determine an eventual criminal liability of the individuals involved in those events, triggered the suspension of the above mentioned proceedings until a definitive criminal resolution was issued. These criminal proceedings finished by definitive court resolutions on 2007 without criminal liability for any person involved in them. The end of these criminal proceedings has allowed the re-opening of the proceedings: on 13

June, 2007 the Bank of Spain, and on 26 July 2007 the Spanish National Securities Market Commission (CNMV), notified the end of the proceeding development suspension.
     At the date of preparation of this annual report, none of the persons party to the proceedings or prosecuted in relation to the events referred to above was a member of the Board of Directors or the Management Committee or held executive office at BBVA.
     The Group’s legal advisers do not expect the aforementioned administrative proceedings to have any material impact on the Bank.
Internal Control Procedures
     As a result of our discovery that BBVA funds had been held in offshore accounts and not been reflected in its financial statements, we have implemented several accounting internal control procedures in order to obtain reasonable assurance that breaches of our internal controls do not occur. For example, BBVA has significantly strengthened its internal audit function. BBVA’s internal audit department is responsible for such matters as verifying accuracy and completeness of BBVA’s financial reporting and ensuring the compliance, appropriateness and effectiveness of BBVA’s internal control systems and procedures. BBVA has also enhanced its internal audit function, including by broadening the scope of its internal audit activities to include all of BBVA’s diverse operations, both in terms of business area and geographical location. In addition, in 2002, BBVA implemented a “Director Plan” in respect of fiscal years 2003 and 2004 to further strengthen its internal controls. As part of this plan, BBVA’s internal audit function was further expanded to include review of information and documentation used by the management of each business unit, review of BBVA’s financial statement consolidation process and review and assessment of BBVA’s compliance with capital adequacy requirements. In addition, the Director Plan provided for the standardization of internal audit work procedures, from making initial contact with the business area or unit being audited to documenting the results of the audit. The current BBVA Group’s Internal Audit Plan, named “Strategic Plan”, is related to the fiscal years from 2007 to 2009.
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
Other Proceedings
     BBVA Privanza Bank Ltd. (Jersey)
     A proceeding was initiated alleging that certain employees of BBVA Privanza Bank Ltd. Jersey) cooperated in the creation of accounts and financial products in Jersey which were allegedly used by Spanish individuals to avoid Spanish tax obligations. The proceedings also included an allegation of a tax offence due to the purported non-consolidation of a fully-owned subsidiary. This proceeding is ongoing and charges have not been brought against any BBVA employee or director. In light of the surrounding events and circumstances, BBVA’s legal advisers do not expect that the proceedings described above will have a material effect on BBVA.
B. Significant Changes
     No significant change has occurred since the date of the Consolidated Financial Statements.
ITEM 9. THE OFFER AND LISTING
     BBVA’s shares are listed on the Spanish stock exchanges in Madrid, Bilbao, Barcelona and Valencia (the “Spanish Stock Exchanges”) and listed on the computerized trading system of the Spanish Stock Exchanges (the “Automated Quotation System”). BBVA’s shares are also listed on the New York, Frankfurt, Milan, Zurich, Mexican and London stock exchanges as well as quoted on SEAQ International in London. BBVA’s shares are listed on the New York stock exchanges as American Depositary Shares (ADSs).
     ADSs are listed on the New York Stock Exchange and are also traded on the Lima (Peru) Stock Exchange, by virtue of an exchange agreement entered into between these two exchanges. Each ADS represent the right to receive one share.

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
     The table below sets forth, for the periods indicated, the high and low sales closing prices for the shares of BBVA on the Automated Quotation System.

	Euro per Share
	High	Low
Fiscal year ended December 31, 2003
Annual	10.95	6.89
First Quarter	10.25	6.89
Second Quarter	9.68	7.78
Third Quarter	10.10	8.86
Fourth Quarter	10.95	8.91
Fiscal year ended December 31, 2004
Annual	13.09	10.22
First Quarter	11.28	10.22
Second Quarter	11.42	10.40
Third Quarter	11.39	10.55
Fourth Quarter	13.09	11.36
Fiscal year ended December 31, 2005
Annual	15.17	11.95
First Quarter	13.38	12.30
Second Quarter	12.93	11.95
Third Quarter	14.59	12.67
Fourth Quarter	15.17	14.12
Fiscal year ended December 31, 2006
Annual	19.49	14.91
First Quarter	17.26	15.02
Second Quarter	17.60	14.91
Third Quarter	18.30	15.76
Fourth Quarter	19.49	18.07
Fiscal year ended December 31, 2007
Annual	20.08	15.60
First Quarter	20.08	17.38
Second Quarter	18.87	17.65
Third Quarter	18.43	15.60
Fourth Quarter	17.54	16.06
Month ended October 31, 2007	17.54	16.56
Month ended November 30, 2007	17.20	16.06
Month ended December 31, 2007	17.32	16.59
Fiscal year ended December 31, 2008
Month ended January 31, 2008	16.58	13.06
Month ended February 29, 2008	14.52	13.26
Month ended March 31 (through March 27), 2008	14.07	13.09
     On January 1, 2007 through December 31, 2007 the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.136% and 1.919% respectively, calculated on a monthly basis. On January 31, 2008, the percentage of outstanding shares held by BBVA and its affiliates was 0.831%.
     The table below sets forth the reported high and low sales closing prices for the ADSs of BBVA on the New York Stock Exchange for the periods indicated.

	Dollars per ADS
	High	Low
Fiscal year ended December 31, 2003
Annual	13.85	7.67
First Quarter	10.81	7.67
Second Quarter	11.16	8.46
Third Quarter	11.16	10.28
Fourth Quarter	13.85	10.54
Fiscal year ended December 31, 2004
Annual	17.77	12.47
First Quarter	14.45	12.51
Second Quarter	13.80	12.47
Third Quarter	13.96	12.82
Fourth Quarter	17.77	14.12
Fiscal year ended December 31, 2005
Annual	17.91	15.08
First Quarter	17.64	16.14
Second Quarter	16.47	15.12
Third Quarter	17.64	15.08
Fourth Quarter	17.91	16.85
Fiscal year ended December 31, 2006
Annual	25.15	18.21
First Quarter	20.91	18.21
Second Quarter	22.55	18.61
Third Quarter	23.39	19.83
Fourth Quarter	25.15	23.11
Month ended October 31, 2006	24.20	23.11
Month ended November 30, 2006	25.15	23.81
Month ended December 31, 2006	24.40	23.87
Fiscal year ended December 31, 2007
Annual	26.23	21.56
First Quarter	26.23	22.79
Second Quarter	25.37	23.56
Third Quarter	23.57	21.56
Fourth Quarter	25.48	23.44
Month ended October 31, 2007	25.24	23.44
Month ended November 30, 2007	25.11	23.56
Month ended December 31, 2007	25.48	23.85
Fiscal year ended December 31, 2008
Month ended January 31, 2008	24.27	19.92
Month ended February 29, 2008	21.73	19.32
Month ended March 31, 2008 (through March 27)	21.98	19.48
Securities Trading in Spain
     The Spanish securities market for equity securities consists of the Automated Quotation System and the four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia. During 2007, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.
     Automated Quotation System. The Automated Quotation System (Sistema de Interconexión Bursátil) links the four local exchanges, providing those securities listed on it with a uniform continuous market that eliminates certain of the differences among the local exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is operated and regulated by Sociedad de Bolsas, S.A. (“Sociedad de Bolsas”), a corporation owned by the companies that manage the local exchanges. All trades on the Automated Quotation System must be placed through a bank, brokerage firm, an official stock broker or a dealer firm member of a Spanish stock exchange directly. Since January 1, 2000, Spanish banks have been allowed to place trades on the Automated Quotation System and have been allowed to become members of the Spanish Stock Exchanges. BBVA is currently a member of the four Spanish Stock Exchanges and can trade through the Automated Quotation System.
     In a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day, an opening price is established for each security traded on the Automated Quotation System based on orders placed at that time. The regime concerning opening prices was changed by an internal rule issued by the Sociedad de Bolsas. The new regime sets forth that all references to maximum changes in share prices will be substituted by static and dynamic price ranges for each listed share, calculated on the basis of the most recent historical volatility of each share, and made publicly available and updated on a regular basis by the Sociedad de Bolsas. The computerized trading hours are from 9:00 a.m. to 5:30 p.m., during which time the trading price of a security is permitted to vary by up to the stated levels. If, during the open session, the quoted price of a share exceeds these static or dynamic price ranges, Volatility Auctions are triggered, resulting in new static or dynamic price ranges being set for the share object of the same. Between 5:30 p.m. and 5:35 p.m. a closing price is established for each security through an auction system similar to the one held for the pre-opening early in the morning.

     Trading hours for Block trades (i.e. operations involving a large number of shares) range also from 9:00 a.m. to 5:30 p.m. Between 5:30 p.m. and 8:00 p.m., special operations, whether Authorised or Communicated, can take place outside the computerized matching system of the Sociedad de Bolsas if they fulfill certain requirements. In such respect Communicated special operations (those that do not need the prior authorization of the Sociedad de Bolsas) can be traded if all of the following requirements are met: (i) The trade price of the share must be within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day; (ii) The market member executing the trade must have previously covered certain positions in securities and cash before executing the trade; and (iii) The size of the trade must involve more than €300,000 and more than 20% of the average daily trading volume of the shares in the Automated Quotation System during the preceding three months. If any of the aforementioned requirements is not met, a special operation may still take place, but it will need to take the form of Authorised special operation (i.e. those needing the prior authorization of the Sociedad de Bolsas). Such authorization will not be upheld if any of the following requirements is met:
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
     Please note that the regime set forth in the previous two paragraphs may be subject to change, as article 36 of the Securities Market Act, defining trades in Spanish Exchanges has been, as is mentioned further on, recently remodeled, in virtue of Law 47/2007 and Spanish Stock Markets are currently reviewing their trading rules in light of this new regulation.
     Information with respect to the computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to the Sociedad de Bolsas by the end of the trading day and published in the Boletín de Cotización and in the computer system by the beginning of the next trading day.
     Sociedad de Bolsas is also the manager of the IBEX 35® Index. This index is made up by the 35 most liquid securities traded on the Spanish Market and, technically, it is a price index that is weighted by capitalization and adjusted according to the free float of each company comprised in the index. Appart from its quotation in the four Spanish Exchanges, BBVA is also currently included in this Index.
     Clearing and Settlement System.
     On April 1, 2003, by virtue of Law 44/2002 and of Order ECO 689/2003 of March 27, 2003 approved by the Spanish Ministry of Economy, the integration of the two main existing book-entry settlement systems existing in Spain at the time-the equity settlement system Servicio de Compensación y Liquidación de Valores (“SCLV”) and the Public Debt settlement system Central de Anotaciones de Deuda del Estado (“CADE”)-took place. As a result of this integration, a single entity, known as Sociedad de Gestión de los Sistemas de Registro Compensación y Liquidación de Valores ( “Iberclear”) assumed the functions formerly performed by SCLV and CADE according to the legal regime stated in article 44 bis of the Spanish Securities Market Act.
     Notwithstanding the above, rules concerning the book-entry settlement systems enacted before this date by SCLV and the Bank of Spain, as former manager of CADE, continue in force, but any reference to the SCLV or CADE must be substituted by Iberclear.
     In addition, and according to Law 41/1999, Iberclear manages three securities settlements systems for securities in book-entry form: The system for securities listed in the Stock Exchanges, the system for Public Debt and the system for Securities traded in AIAF Mercado de Renta Fija. Cash settlement, from February 18, 2008 for all systems is managed through TARGET2-Banco de España payment system. The following three paragraphs exclusively address issues relating to the securities settlement system managed by Iberclear for securities listed in the Spanish Stock Exchanges (the “SCLV system”).
     Under Law 41/1999 and Royal Decree 116/1992, transactions carried out on the Spanish Stock Exchanges are cleared and settled through Iberclear and its participants (each an “entidad participante”), through the SCLV system. Only Iberclear participants to this SCLV system are entitled to use it, with participation restricted to authorized members of the Spanish Stock Exchanges (for whom participation was compulsory until March 2007), the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy and Finance, is reached with Iberclear) and, with the approval of the CNMV, other brokers not members of the Spanish Stock Exchanges, banks, savings banks and foreign clearing and settlement systems. BBVA is currently a participant in Iberclear. Iberclear and its participants are responsible for maintaining records of purchases and sales under the book-entry system. In order to be listed, Shares of Spanish companies must be held in book-entry form. Iberclear, maintains a “two-step” book-entry registry reflecting the number of shares held by each of its participants as well as the amount of such shares held on behalf of beneficial owners. Each participant, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:
•	the participant appearing in the records of Iberclear as holding the relevant shares in its own name, or

•	the investor appearing in the records of the participant as holding the shares.
     Iberclear settles Stock Exchange trades in the SCLV system in the so-called “D+3 Settlement” by which the settlement of Stock Exchange trades takes place three business days after the date on which the transaction was carried out in the Stock Exchange.
     Obtaining legal title to shares of a company listed on a Spanish stock exchange requires the participation of a Spanish broker-dealer, bank or other entity authorized under Spanish law to record the transfer of shares in book-entry form in its capacity as Iberclear participant for the SCLV system. To evidence title to shares, at the owner’s request the relevant participant entity must issue a certificate of ownership. In the event the owner is a participant entity, Iberclear is in charge of the issuance of the certificate with respect to the shares held in the participant entity’s own name.
     According to article 42 of the Securities Market Act Brokerage commissions are not regulated. Brokers’ fees, to the extent charged, will apply upon transfer of title of our shares from the depositary to a holder of ADSs, and upon any later sale of such shares by such holder. Transfers of ADSs do not require the participation of a member of a Spanish Stock Exchange. The deposit agreement provides that holders depositing our shares with the depositary in exchange for ADSs or withdrawing our shares in exchange for ADSs will pay the fees of the official stockbroker or other person or entity authorized under Spanish law applicable both to such holder and to the depositary.
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

     On June 18, 2003, the Securities Markets Act and the Corporate Law were amended by Law 26/2003, in order to reinforce the transparency of information available regarding listed Spanish companies. This law added a new chapter, Title X, to the Securities Markets Act, which: (i) requires disclosure of shareholders’ agreements relating to listed companies; (ii) regulates the operation of the general shareholders’ meetings and of boards of directors of listed companies; (iii) requires the publication of an annual report on corporate governance; and (iv) establishes measures designed to increase the availability of information to shareholders.
     On April 12, 2007, the Spanish Government approved Law 6/2007, which amends the Securities Markets Act in order to adapt it to Directive 2004/25/EC on takeover bids, and Directive 2004/109/EC on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market (amending Directive 2001/34/EC). Law 6/2007 has been further developed by Royal Decree 1362/2007, on transparency requirements for issuers of listed securities.
     With respect to the transparency of listed companies, Law 6/2007 (i) amends the reporting requirements of the periodic financial information of listed companies and issuers of listed securities; (ii) amends the disclosure regime for significant stakes; (iii) adds new information and disclosure requirements for issuers of listed securities, including disclosures regarding significant events; (iv) establishes a civil liability system of the issuer and board of directors in connection with the financial information disclosed by issuers of securities; and (v) establishes new developments in the supervision system, conferring new supervisory powers upon the CNMV with respect to the review of accounting information.
     Regarding takeover bids, Law 6/2007 (i) establishes the cases in which a company must launch a takeover bid over the whole share capital of the relevant company; (ii) establishes that takeover bids shall be launched once a specific stake on the share capital of the company has been reached (instead of the previous system which was based on the obligation of launching a takeover bid in order to reach a specific percentage); (iii) regulates new obligations for the board of directors of the target companies of the takeover bid in terms of the no blocking of the takeover bid; (iii) regulates the squeeze-out and sell-out when a 90% of the share capital is held after a takeover bid; and (iv) establishes a new relevant control threshold by considering that control exists by the direct or indirect acquisition of a percentage of voting rights in a listed company equal to or in excess of 30%, or by holding any interest carrying less than 30% of voting rights but appointing, within 24 months following the acquisition , a number of directors which, together with those already appointed by it, if any, represents more than one-half of the members of the board of directors. Royal Decree 1066/2007 completes the regulation currently in place for takeover bids in Spain.
     On December 19, 2007, the Spanish Government approved Law 47/2007, which amends the Securities Markets Act in order to adapt it to Directive 2004/37/EC on markets in financial instruments (MiFID), Directive 2006/49/EC on the capital adequacy of investment firms and credit institutions, and Directive 2006/73/EC implementing Directive 2004/39/EC with respect to organizational requirements and operating conditions for investment firms and defined terms for the purposes of that Directive. The amendments introduced by Law 47/2007 represent important reforms of the Securities Markets Act and serve to (i) establish new multilateral trading facilities for listing shares apart from the Stock Markets; (ii) reinforce the measures for the protection of investors; (iii) establish new organizational requirements for investment firms; (iv) reinforce the supervisory powers of CNMV, establishing cooperation mechanisms amongst supervisory authorities. Further MiFID implementation has been introduced by Royal Decree 217/2008.
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
 Reporting Requirements
     Royal Decree 1362/2007 requires that any entity which acquires or transfers shares and as a consequence the number of voting rights held exceeds, reaches or is below the threshold of three percent or any multiple of five percent, of the capital stock of a company listed on a Spanish stock exchange must, within 4 days after that acquisition or transfer, report it to such company, and to the CNMV. This duty to report the holding of a significant stake will be applicable not only to the acquisitions and transfers in the terms described above, but also to those cases in which in the absence of an acquisition or transfer of shares, the ratio of an individual’s voting rights exceeds, reaches or is below the thresholds that trigger the duty to report, as a consequence of an alteration in the total number of voting rights of an issuer.
     In addition, any company listed on a Spanish stock exchange must report on a non-public basis any acquisition by such company (or an affiliate) of the company’s own shares if such acquisition, together with any previous one from the date of the last communication, exceeds 1% of its capital stock, regardless of the balance retained. Members of the Board of directors must report the ratio of voting rights held at the time of their appointment as members of the Board, when they are ceased as members, as well as any transfer or acquisition of share capital of a company listed on the Spanish Stock Exchanges, regardless of the size of the transaction. Additionally, since we are a credit entity, any individual or company who intends to acquire a significant participation in BBVA’s share capital must obtain prior approval from the Bank of Spain in order to carry out the transaction. See “Item 10. Additional Information—Exchange Controls—Restrictions on Acquisitions of Shares”.
     Royal Decree 1362/2007 also establishes reporting requirements in connection with any entity acting from a tax haven or a country where no securities regulatory commission exists, in which case the threshold of three percent is reduced to one percent. Each Spanish bank is required to provide to the Bank of Spain a list dated the last day of each quarter of all the bank’s shareholders that are financial institutions and other non-financial institution shareholders owning at least 0.25% of a bank’s total share capital. Furthermore, the banks are required to inform the Bank of Spain, as soon as they become aware, and in any case not later than in 15 days, of each acquisition by a person or a group of at least one percent of such bank’s total share capital.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
     Not Applicable.
B. Memorandum and Articles of Association
     Spanish law and BBVA’s bylaws are the main sources of regulation affecting the company. All rights and obligations of BBVA’s shareholders are contained in its bylaws and in Spanish law.
     On March 16, 2007, BBVA’s shareholders adopted a resolution amending Article 36 of its bylaws in order to eliminate the annual renewal of one fifth of the Board of Directors seats each year.
     On June 21, 2007, BBVA’s shareholders approved a capital increase of BBVA with the issuance by BBVA of 190.000.000 ordinary shares, which also resulted in an amendment to Article 5 of BBVA’s bylaws.
     On March 14, 2008, BBVA’s shareholders adopted a resolution amending its bylaws. The amendments were to: (i) Article (34) to reduce the maximum and minimum number of directors to 15 and 5, respectively; and (ii) Article 36 in order that directors be appointed and/or renewed for a three-year term rather than a five-year term. As of the date of this Annual Report, these amendments are pending registration at the Commercial Registry of Vizcaya.
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
Certain Powers of the Board of Directors
     In general, provisions regarding Directors are contained in BBVA’s bylaws. Also, the board regulations of BBVA, governs the internal procedures and the operation of the board and its committees and directors’ rights and duties as described in their charter. The referred board regulations (i) limit a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested; (ii) limit the power to vote on compensation for themselves; (iii) limit borrowing powers exercisable by the directors and how such borrowing powers can be varied; or (iv) require retirement of directors at a certain age. In addition, the Regulations of the Board of Directors, contains a series of ethical standards. See “Item 8 - Ethics and standards of conduct”, and Items 9, 10 and 11.
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
Shareholders’ Meetings
     The annual general shareholders’ meeting has its own set of regulations on issues such as how it operates and what rights shareholders enjoy regarding annual general shareholders’ meeting. These establish the possibility of exercising or delegating votes over remote communication media.
     General shareholders’ meetings may be ordinary or extraordinary. Ordinary general shareholders’ meetings are held within the first six months of each financial year in order to review, among other things, the management of the company, and to approve, if applicable, annual financial statements for the previous fiscal year. Extraordinary general shareholders’ meetings are those meetings that are not ordinary. In any case, the requirements mentioned below for constitution and adoption of resolutions are applicable to both categories of general meetings.
     General shareholders’ meetings must be convened by the Board of Directors, whether by their own decision or upon the request of shareholders holding at least five percent of BBVA’s share capital. General meetings must generally be advised at least one month in advance by means of an advertisement published in the Official Companies Registry Gazette (Boletín Oficial del Registro Mercantil) (“Borme”) and in a newspaper of general circulation.
     As of the date of the filing of this Annual Report, shareholders have the right to attend general meetings if they:
•	own at least 500 shares;

•	have registered their shares in the appropriate account registry at least five days prior to the date for which the general meeting has been convened; and

•	retain the ownership of at least 500 shares until the general shareholders’ meeting takes place.
     Additionally, holders of fewer than 500 shares may aggregate their shares to reach at least such number of shares and appoint a shareholder as proxy to attend the general shareholders’ meeting.
     General shareholders’ meetings will be validly constituted on first call with the presence of at least 25% of BBVA’s voting capital, either in person or by proxy. No minimum quorum is required to hold a general shareholders’ meeting on second call. In either case, resolutions will be agreed by the majority of the votes. However, a general shareholders’ meeting will only be validly held with the presence of 50% of BBVA’s voting capital on first call or of 25% of the voting capital on second call, in the case of resolutions concerning the following matters:
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
Change of Control Provisions
     As explained above in Item 4 (Law amending the Securities markets Act on takeover bids and transparency requirements for issuers) and in Item 9, the Spanish legislation on takeovers bids has been amended by the Act 6/2007 of April 12, (Act 6/2007) entered into force on August 13, 2007. This Law has been developed by the Royal Decree 1362/2007. See Item 4 and Item 9.
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
C. Material Contracts
     The Group is not aware of the execution of any material contracts other than those executed during the Bank’s ordinary course of business during the two years immediately ending December 31, 2007, nor is the Group aware that the Bank or any of the Group’s subsidiaries have entered into contracts that could give rise to material liabilities for the Group.
D. Exchange Controls
     In 1991, Spain adopted the EU standards for free movement of capital and services. As a result, exchange controls and restrictions on foreign investments have generally been abolished and foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation as to amount, subject to applicable taxes. See “—Taxation”.
     Pursuant to Spanish Law 18/1992 on Foreign Investments and Royal Decree 664/1999, foreign investors may freely invest in shares of Spanish companies, except in the case of certain strategic industries.
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

     Investment by foreigners domiciled in enumerated tax haven jurisdictions is subject to special reporting requirements under Royal Decree 1080/1991.
     On July 5, 2003, Law 19/2003 came into effect. This law is an update to other Spanish exchange control and money laundering prevention laws.
 Restrictions on Acquisitions of Shares
     Law 26/1988 provides that any individual or corporation that intends to acquire, directly or indirectly, a significant participation (“participación significativa”) in a Spanish bank must obtain the prior approval of the Bank of Spain, including the amount of such participation, the terms and conditions of the acquisition and the period in which it is intended to execute the transaction. A significant participation is considered five percent of the outstanding share capital of a bank or a lower percentage if such holding allows for the exercise of a significant influence.
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

Regarding the transparency of listed companies, Law 6/2007 amends the Securities markets Act on takeover bids and transparency requirements for issuers. The transparency requirements have been further developed by Royal Decree 1362/2007 developing the Securities Markets Act on transparency requirement for issuers of listed securities, specifically information on significant stakes (“participación significativa”), reducing the communication threshold to 3%, and extending the disclosure obligations to the acquisition or transfer of financial instruments that grant rights to acquire shares with voting rights.
Tender Offers
     As stated above, the Spanish legal regime concerning takeover bids was amended by Law 6/2007 in order to adapt the Securities Spanish Market Act to the Directive 2004/25/EC on takeover bids, and Directive 2004/109/EC on the harmonization of transparency requirements in relation to information about issuers.
     See Item 4 and Item 9.
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

     As used in this particular section, the following terms have the following meanings:
     (1) “U.S. Holder” means a beneficial owner of BBVA’s ADSs or ordinary shares that is for U.S. federal income tax purposes:
•	a citizen or a resident of the United States,

•	a corporation or other entity treated as a corporation, created or organised under the laws of the United States or any political subdivision thereof, or

•	an estate or trust the income of which is subject to United States federal income tax without regard to its source.
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
     However, under the Treaty, if you are a United States Resident, you are entitled to a reduced withholding tax rate of 15%.
     To benefit from the Treaty-reduced rate of 15%, if you are a United States Resident, you must provide to the depositary, before the tenth day following the end of the month in which the dividends were payable, a certificate from the U.S. Internal Revenue Service (“IRS”) stating that, to the best knowledge of the IRS, you are a resident of the United States within the meaning of the Treaty and entitled to its benefits.
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
     Additionally, under the Spanish law, the first €1,500 of dividends obtained by individuals who are not resident in Spain for tax purposes, and do not operate through a permanent establishment in Spain, will be exempt from taxation in certain circumstances. U.S. Holders should consult their tax advisors in order to make effective this exemption.

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
U.S. Tax Considerations
     The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The summary applies only to U.S. Holders (as defined under “Spanish Tax Considerations” above) that hold ADSs or ordinary shares as capital assets for tax purposes and does not address all of the tax consequences that may be relevant to holders subject to special rules, such as:
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
     The summary is based upon the tax laws of the United States including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), the Treaty, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, as of the date hereof. These laws are subject to change, possibly with retroactive effect. In addition, the summary is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by BBVA’s deposit agreement and any other related document will be performed in accordance with its terms. Prospective purchasers of the ADSs or ordinary shares are urged to consult their tax advisors as to the U.S., Spanish or other tax consequences of the purchase, ownership and disposition of ADSs or ordinary shares in their particular circumstances, including the effect of any U.S. state or local tax laws.
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
     This discussion assumes that BBVA was not a passive foreign investment company (“PFIC”) for 2007 (as discussed below).
Taxation of Distributions
     Distributions, before reduction for any Spanish income tax withheld by BBVA or its paying agent, made with respect to ADSs or ordinary shares (other than certain pro rata distributions of ordinary shares or rights to subscribe for ordinary shares of its capital stock) will be includible in the income of a U.S. Holder as ordinary dividend income, to the extent paid out of BBVA’s current or accumulated earnings and profits as determined in accordance with U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. Holders as dividends. The amount of such dividends will be treated as foreign source dividend income and not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to noncorporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum tax rate of 15%. Noncorporate U.S. Holders should consult their own tax advisors to determine the availability of this favorable rate in their particular circumstances.
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
     Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Spanish income taxes withheld by BBVA or its paying agent at a rate not exceeding the rate the U.S. Holder is entitled to under the Treaty. See "Spanish Tax Considerations — Taxation of Dividends" for a discussion of how to obtain the treaty rate. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances.

Sale and Other Disposition of ADSs or Shares
     Gain or loss realized by a U.S. Holder on the sale or exchange of ADSs or ordinary shares will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the ADSs or ordinary shares and the amount realized on the disposition. Such gain or loss will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. Gain or loss, if any, will generally be U.S. source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.
Passive Foreign Investment Company Rules
     Based upon certain proposed Treasury regulations (“Proposed Regulations”) we believe that we were not a PFIC for U.S. federal income tax purposes for our 2007 taxable year. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time and since there is no guarantee that the Proposed Regulations will be adopted in their current form, there can be no assurance that we will not be considered a PFIC for any taxable year.
     If we were treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition of an ADS or an ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ADS or the ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for ordinary income of taxpayers of the U.S. Holder’s type for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Similar tax rules would apply to any distribution in respect of ADSs or ordinary shares in excess of 125% of the average of the annual distributions on ADSs or ordinary shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Additionally, if we were a PFIC for any taxable year during which a U.S. Holder held an ADS or ordinary share, such U.S. Holder would be required to make an annual return on IRS Form 8621 for that year, describing the distributions received from BBVA and any gain realized on the disposition of ADSs or ordinary shares. Certain elections may be available (including a mark-to-market election) to U.S. persons that may provide an alternative tax treatment.
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
     Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Risk Management Overview
     Activities concerned with financial instruments may involve the assumption or transfer of one or more types of risk by financial entities. The risks associated with financial instruments are:
•	Market risks: these arise as a consequence of holding financial instruments whose value may be affected by changes in market conditions:
▪	Currency risk: arises as a result of changes in the exchange rate between currencies.

▪	Fair value interest rate risk: arises as a result of changes in market interest rates.

▪	Price risk: arises as a result of changes in market prices, due either to factors specific to the individual instrument or to factors that affect all instruments traded on the market.
•	Credit risk: this is the risk that one of the parties to the financial instrument agreement will fail to honour its contractual obligations due to the insolvency or incapacity of the individuals or legal entities involved and will cause the other party to incur a financial loss.

•	Liquidity risk: occasionally referred to as funding risk, this arises either because the entity may be unable to sell a financial asset quickly at an amount close to its fair value, or because the entity may encounter difficulty in finding funds to meet commitments associated with financial instruments.
     The Group has developed a global risk management system based on three components: a corporate risk management structure, with segregated functions and responsibilities; a set of tools, circuits and procedures that make up the different risk management systems; and an internal control system
Market Risk In Trading Portfolio In 2007
          During 2007, the policies and tools the BBVA Group used for managing its risk in market areas were consolidated and strengthened. This process included innovations such as the development of a mixed credit and market risk control framework for issuer risk in the trading book, a new methodology for analyzing impacts in a crisis situation and the introduction of economic capital measurements for newer businesses.
          The joint management of credit and market risks in each of the trading books has been adapted to the new corporate limits framework through an effective set of measurements and indicators to pre-empt the impacts of the evolution of market risk factors in each of the business units.
          The Executive Committee approves global, Value-at-Risk (VaR) and economic capital limits for each unit, assessing the identification of specific risks by type, activity and trading desk. The market risk units keep consistency between global and specific limits on the one hand, and between VaR and delta sensitivity limits on the other, supplemented by analyses of impacts on the income statement when risk factors enter a stress situation.
          In order to assess business unit performance over the year, the accrual of negative earnings is linked to the reduction of the VaR limits. To anticipate these new circumstances and to offset the effect of these adverse situations, the established structure is supplemented by limits on loss and warning alerts, that automatically trigger procedures designed to cope with situations with potentially negative repercussions on business area activities.
          The basic measurement model used is Value-at-Risk (VaR), with which we also assess basis risk, spread, convexity and other risks associated with embedded option positions and structured products. The VaR provides a forecast of the maximum loss that portfolios could incur, on a one-day time horizon with a 99% probability, stemming from fluctuations recorded in the equity market and in interest and exchange rates, as well as in credit markets through the credit spread.
          In order to assess impacts on less liquid markets or those with a higher probability of transitory liquidity constriction, periodical analyses are carried out taking into account the different liquidity conditions affecting the financial markets. These analyses are likewise combined with economic capital and VaR limits in stress situations, considering the impact of past financial crises and foreseeable future scenarios. The marker risk measurement model lastly includes back-testing (ex-post comparison) which helps to refine the accuracy of the risk measurements, comparing day-on-day management results at different levels with their corresponding VaR measurements.
          2007 saw the initiation of a new regulatory revalidation process of the advanced internal model for attributing capital cost from risk measurements based on historic simulation, which as a whole account for over 90% of the BBVA trading book market risk.
          BBVA’s market risk (measured as VaR) showed an upward trend over the year, which started in the second quarter, and was particularly evident after volatility increased in the markets, prompted by the subprime credit crisis. Although initially the increase in volatilities extended to the Latin American markets, the effect on the risk of Latin American trading portfolios was very short-lived. The higher volatility in risk factors, however, was less fleeting in mature markets, levering the exposure in these markets, predominant in the Group’s trading book, to higher levels. The table below shows the evolution of daily VaR during 2007.
     In 2007 BBVA’s daily market risk stood at an average of €21.5 million (VaR without smoothing). The VaR figures were more widely dispersed than in previous years, grouping at the highest levels in the last quarter of the year, as market volatility continued. The table below shows the percentage of days during 2007 where daily VaR was within the various amounts (in millions) set forth below.
     The breakdown of daily VaR by risk factors as of December 31, 2007 and during 2007, were as follows:
Market risk by risk factors in 2007

(Million euros)			Daily VaR

RISK	31-12-07	Average	Maximum	Minimum

Interest(1)	12.2	11.7	17.9	7.1

Exchange rate(1)	2.4	1.6	5.2	0.5

Equity(1)	6.3	5.1	8.5	3.3

Vega and correlation	8.8	7.3	9.8	4.7

Diversification effect	(5.7)	(4.2)	—	—

TOTAL	24.0	21.5	26.4	16.7

(1)	Includes gamma risk of fixed-income, exchange rate and equity options, respectively.
          By geographical area, based on the BBVA entity as to which the risk relates, as of December 31, 2007, 79% of the market risk corresponded to banking in Europe and USA and 21% to the Group’s Latin American banks (13.8%

to Mexico). The general trend in 2007 was one of a higher risk concentration in mature markets and greater diversification in the Americas.
          The Group establishes limits on VaR by business unit. The average daily VaR limits in used by the Group’s main business units stood at 52% when calculated without exponential smoothing (54% with exponential smoothing). It was, however, more intensive in mature markets, where it reached 72% (89% with exponential smoothing). The table below shows the average VaR limits used by various Group business units during 2007.
          The back-testing comparison performed with market risk management results for Banco Bilbao Vizcaya Argentaria, S.A. (following the principles laid out in the Basel Accord), which makes a day-on-day comparison between earnings obtained and the risk level estimated by the model, confirmed the accurate functioning of our risk model throughout 2007.
          The breakdown of the risk exposure by categories of the instruments within the trading portfolio as of December 31, 2007, December 31, 2006 and December 31, 2005 were as follows:

	Millions of euros
	2007	2006	2005

Credit institutions	20,997	17,150	27,470
Fixed-income securities	81,794	68,738	82,010
Derivatives	7,930	6,195	8,526

Total	110,721	92,083	118,006

Market Risk in Non – Trading Activities in 2007
Interest Rate Risk
          Within the BBVA Group, the Assets and Liabilities Committee (“ALCO”) in each entity is responsible for management of the interest rate risk of its balance sheet structural positions and the ALCO for Banco Bilbao Vizcaya Argentaria, S.A. is the body that determines the guidelines for managing interest rate risk within the risk profile defined for the Group by the Executive Committee.
          The separation of risk management and control, made possible by the Group’s organizational structure, complies with the recommendation of the Basel Committee on Banking Supervision, in order to assure the necessary independence in undertaking such functions. While the management aim of the ALCO is to maximize economic profit and preserve earnings recurrence (net interest income), the Risk management area designs the measurement and control systems, sets the interest rate risk limits policy and controls compliance of the limits established.
          In order to clarify responsibilities in the risk and return obtained on the banking balance sheet, the asset and liability management activity is separated from the banking business. The interest rate risk produced by banking activity is transferred to the ALCO books applying a transfer price system. Balance-sheet interest rate risk comes from the investment of the Bank’s own funds and from the fact that assets and liabilities produced by banking activity are not generally repriced simultaneously; therefore they have different financial durations.
          A gap analysis provides a simplified view of the balance sheet structure and highlights the impact of temporary movements in interest rates. The table included shows the gaps in the BBVA structural balance sheet (expressed in euro) as of December 31, 2007, calculated from the maturity and repricing dates of the main items sensitive to interest rate variations, depending on whether they are fixed or variable rate.
Matrix of maturities and repricing dates of BBVA’s structural balance sheet in euros

(Million euros)	Balance	1 month	1-3 months	3-12 months	1-2 years	2-3 years	3-4 years	4-5 years	+ 5 years

ASSETS

Money market	31,783	14,126	10,296	4,371	1,215	819	413	218	326

Lending	182,016	42,488	46,199	76,607	4,092	3,030	2,697	2,034	4,870

Securities portfolio	12,931	552	391	834	1,392	1,036	2,749	839	5,137

Other sensitive assets	29,317	27,618	265	192	645	202	3	303	88

Derivatives	54,436	3,473	812	3,407	6,190	7,370	4,822	3,363	24,999

TOTAL SENSITIVE ASSETS	310,483	88,258	57,963	85,410	13,533	12,457	10,685	6,757	35,420

LIABILITIES

Money market	19,082	13,584	2,209	2,873	19	4	3	303	88

Customer funds	91,021	22,583	7,687	25,979	6,658	2,668	1,470	15,871	8,105

Wholesale financing	90,455	14,954	30,783	759	5,296	6,061	4,638	3,350	24,613

Other sensitive liabilities	58,017	36,456	6,246	5,309	966	612	1,349	1,201	5,878

Derivatives	66,142	30,086	32,727	2,812	250	27	9	1	230

TOTAL SENSITIVE LIABILITIES	324,716	117,662	79,652	37,733	13,188	9,371	7,469	20,726	38,914

GAPS	(14,233)	(29,405)	(21,690)	47,678	345	3,086	3,216	(13,969)	(3,495)

          BBVA uses a variety of indicators and metrics to monitor risk, both from the short-term or net interest income viewpoint and from the long-term or economic value perspective. The two most important measurements for this are income at risk (IaR) and value at risk or economic capital (EC), which are probability estimations of worst case impacts for a pre-defined confidence level.
          In order to be able to evaluate the impacts of interest rate movements on both measurement variables, models are required that characterize the behavior of all the financial products. On the BBVA balance sheet, deposits and savings accounts in liabilities and mortgages in assets are especially important and require constant analysis and research by the Risk management area to anticipate customer behavior before fluctuations in the financial environment. Said area therefore employs and analyzes several methods in order to characterize their behavior in the most suitable way possible. All the models regularly undergo ex-post testing and are presented in the corresponding ALCO meeting/ are submitted to the relevant ALCO.
          Furthermore, it is necessary to assess possible future movements in the interest rate curves. These movements are characterized using the historic fluctuations in interest rates observed in each of the geographic regions in which we operate. We can observe that movements other than parallel shifts in the curves, such as changes in curvature and gradient, are continually taking place in the markets and they may significantly affect risk measurements. In a financial group exposed to several currencies, like BBVA, joint currency movements are another relevant factor prompting constant analysis of the methods used to generate curve scenarios.
          The IaR measures the impact on or variation in financial income caused by interest rate curve variations over a one-year horizon. The annual financial income forecasts take account of expected balance sheet increases, in order to align earnings with expectations.
          The economic capital based on structural interest rate risk measures the impact or variation of the entity’s economic value before movements in interest rate curves to which its balance sheet is exposed. In this variable, the risk measurement does not take expected increases in the current balance sheet structure into consideration.
          The IaR and CE measurements are supplemented by an impact evaluation of hypothetical, foreseeable and stress scenarios, which are periodically updated in accordance with the evolution of the economic and financial environment. These scenarios are also discussed and assessed by the Global Risk Committee in order to assess the overall impacts for the Group and the possible effects on coverage on the other risks to which it is exposed.
          The following table shows a breakdown in millions of euros of the average interest rate risk exposure levels, in terms of sensitivity, of the assets denominated in the currencies of the transactions, of the main financial institutions (other than Compass) of the BBVA Group in 2007:

	Average Impact on Net Interest Income
					100
					Basis-Point
	100 Basis-Point Increase				Decrease
ENTITIES	Euro	Dollar	Other	Total	Total

BBVA	-15.1	+13.4	+0.5	-1.9	+37.5
BBVA Bancomer	—	+16.8	+34.0	+50.8	-50.8
BBVA Puerto Rico	—	-5.5	—	-5.5	+1.6
BBVA Chile	—	+1.0	+1.0	+2.0	+2.2
BBVA Colombia	—	+0.1	+8.5	+8.6	-8.6
BBVA Banco Continental	—	+0.7	+4.4	+5.1	-5.1
BBVA Banco Provincial	—	+1.4	+11.0	+12.4	-12.4
BBVA Banco Francés	—	-0.2	+1.1	+0.9	-0.9

	Average Impact on Economic Value
					100 Basis-Point
	100 Basis-Point Increase				Decrease
ENTITIES	Euro	Dollar	Other	Total	Total

BBVA	+423.0	+6.4	-1.9	+428.1	-480.4
BBVA Bancomer	—	+18.6	-322.7	-304.1	+300.4
BBVA Puerto Rico	—	-10.7	—	-10.7	-8.7
BBVA Chile	—	+4.2	-30.8	-26.6	+12.7
BBVA Colombia	—	-0.5	-8.6	-9.0	+10.5
BBVA Banco Continental	—	+16.8	-3.4	-20.2	+21.2
BBVA Banco Provincial	—	-3.5	-0.6	-2.9	+3.6
BBVA Banco Francés	—	-0.0	-15.2	-15.3	+16.6

Exchange Rate Risk
     This risk refers to the effects that variations in exchange rates can have on a banking institution’s strategic positions, and which in BBVA stems basically from its holdings in the United States and Latin America. Exchange rate variations affect both the value in euro of the investments as well as the earnings in foreign currencies they contribute to the Group.
     The Group’s ALCO is responsible for managing balance-sheet structural exchange rate risk, and the Risk Management area is responsible for the control function. It measures risk by assessing its impact on the Group’s equity value and on its income statement and also by monitoring its effect on solvency.

          Exchange rate simulation models are used to monitor and measure this risk. Such models consider its historical behavior and its possible future variations, in line with market forecasts and macroeconomic analyses which include the possibility of potential exchange rate crises.
          The good performance of the Latin American currencies against the dollar was a characteristic feature of 2007, while the strengthening of the euro, which began in early 2006, continued in 2007. Financial Management area’s active management of the exchange rate exposure enabled hedging of the book value of the Group’s holdings in foreign currency to remain in keeping with BBVA’s desired risk profile. The impact of exchange rates on BBVA’s equity value was offset by the impact of risk weighted assets, and there were no significant changes in capital ratios.
          These policies allowed use of the structural exchange rate risk limit to be kept at moderate levels, and prevented the uncertainty prompted in the markets by the subprime crisis from producing any significant stress.
          As of December 31, 2007, the coverage of structural currency risk exposure stood at 37%. The aggregate figure of asset exposure sensitivity to an 1% depreciation in exchange rates stood, as of December 31, 2007, at €76 million. Such sensitivity derives largely from exposure in Mexican pesos, showing a high level of diversification among the other main Latin American currencies and the U.S. dollar.
Equity Portfolio Risk
          This risk is related to the potential loss in value of the interests held in capital of other companies (finance entities and industrial enterprises) with medium- and long-term investment horizons, deriving from a negative variation in their market prices. For these purposes, BBVA considers exposure to be not only the equity risk of a fall in capital gains by holdings classified as available for sale, but also the possible decrease in unrealised capital gains in which they are involved through the method of investment in associates.
          The Risk area monitors sensitivity figures and the capital it estimates is necessary to hedge the possible unexpected losses due to value variations in associate companies, by assessing market price statistical behavior. These figures, supplemented by stress comparisons and back-testing, analyses of scenarios and earnings volatility, are monitored to assure they are kept at levels in keeping with the limits set and the risk profile defined by Senior Management.
Credit Risk Management
Methodologies for credit risk quantification
          The BBVA Group has developed a model for integrating the different kinds of risk in order to measure total economic capital more precisely. This measurement must take account of the diversification and concentration effects between the different types of risk according to their global risk profile.
          The model is an extension of the portfolio model for credit risk. The portfolio model allows us to benefit from the effects of geographic diversification while simultaneously capturing the potential benefits of concentration that exists in certain credit exposures. By integrating risks we aim to capture the dependency structure between the different risk types and the impact their different levels of relative importance (sizes) have on the previously mentioned global profile for the Group.
          The distribution of global losses is constructed based on the individual distributions for each risk type, taking into account their mutual interdependencies. Once this spread has been obtained, it is possible to calculate the global economic capital at a determined confidence level.
          The results from this model allow diversification factors to be estimated that will be applied to the individual capital of the different risk types calculated at a consistent confidence level.
          In this framework, sensitivity analyses have been carried out on the total diversification achieved under different correlation assumptions between the underlying risks. The diversification level of each of the risks depends, above all, on the relative size of the risk against global risk, as well as the correlation hypotheses and the spread characteristics for individual losses.
          The calculation of the credit risk profile is essential when it comes to setting the Group’s targets. The two main methods we use are expected loss (EL) and economic capital (EC), the latter being what is deemed necessary to cover expected loss. Numerous credit classification tools (ratings and scorings) are used to calculate both of these measurements. They are based on an infrastructure of historic information on risks and enable us to make appropriate estimates of the necessary inputs to carry out said calculations: probability of default, loss given default and exposure at the time of default. In addition to data on costs and returns, the estimated models are decisive for internal risk management and for compliance with the regulatory requirements established under Basel II.
          These tools are a fundamental element in a value-creation-based management framework, providing evaluation criteria for the return-risk binomial. These measurements have a wide range of uses, spanning from strategic business decision-making to the admission of individual operations. Specifically, they are used in performance metrics management, where they take expected loss, economic capital and risk-adjusted return (“RAR”) into account, thus enabling pricing, evaluations of portfolios in default, etc. to be made.
          In addition, the development of the internal RAR infrastructure (support for the internal risks model), has fostered the creation of databases which allow accurate estimates to be made of the necessary risk parameters so as to obtain expected loss and capital, using best practices in the market and in line with Basel II directives.
Group master scale
          BBVA has a master scale designed to facilitate homogenous classification of the Group’s various risk portfolios. This scale exists in two different versions: The first, the narrow version, classifies outstanding risks into 17 groups. As this version does not carry out a sufficiently detailed classification to represent the heterogeneity of the BBVA portfolio, a broad version with a breakdown of 34 degrees was introduced. This version takes account of geographic diversification and the various risk levels existing in the different portfolios of the countries where the Group operates, and is shown below.

BBVA master scale (Long version)

	Default probability (in basis points)
		Minimum	Maximum
Master scale rating	Average	from >=	to <

AAA	1	0	2

AA+	2	2	3

AA	3	3	4

AA-	4	4	5

A+	5	5	6

A	8	6	9

A-	10	9	11

BBB+1	12	11	14

BBB+2	15	14	17

BBB1	18	17	20

BBB2	22	20	24

BBB-1	27	24	30

BBB-2	34	30	39

BB+1	44	39	50

BB+2	58	50	67

BB1	78	67	90

BB2	102	90	116

BB-1	132	116	150

BB-2	166	150	194

B+1	204	194	226

B+2	250	226	276

B+3	304	276	335

B1	370	335	408

B2	450	408	490

B3	534	490	581

B-1	633	581	689

B-2	750	689	842

B-3	945	842	1,061

CCC+	1,191	1,061	1,336

CCC	1,500	1,336	1,684

CCC-	1,890	1,684	2,121

CC+	2,381	2,121	2,673

CC	3,000	2,673	3,367

CC-	3,780	3,367	4,243

Probability of default
          BBVA has two classification tools (scorings and ratings) which allow the creditworthiness of the transactions or the customer to be assessed, based on the scores attained and how they correspond to the so-called probability of default (PD). In order to study how this probability varies with the scores assigned by said tools and other possible relevant factors, the Bank has historical databases which store internal information.
Scorings
          A scoring tool is a model which aids in the decision process for granting and managing retail loans (consumer finance, mortgages, credit cards to individuals, etc.). Scoring is the basic tool for deciding who to grant a loan to, how much to lend and which strategies can contribute to making greater profit on a loan, as it is an algorithm that puts into order operations or customers according to their creditworthiness. The score produced by scoring tools is increasingly being used as a support tool, particularly when it comes to establishing prices. The following graph shows an example of default rates per year with respect to mortgages granted by BBVA, S.A., which we use as a tool for measuring credit worthiness.

          The graph illustrates that both the age of a loan and its score can serve to assess the creditworthiness of a retail loan. In particular, the seasoning at which the maximum probability of default is reached, is called maturation/maturity.
          In addition to these reactive scoring models (classified as such as they are based on information unrelated to the customer’s behavior), there are also other types available. We use behavioral scoring, which take into account the internally available variables inherent to the transaction and to the customer, and more specifically variables that refer to the behavior a particular product has shown in the past (delays in payment, default, etc.) and the customers’ behavior with the entity (average balance on accounts, directly debited bills, etc.). This type of scoring is used for reviewing credit card limits and for monitoring risk default among other things. On the other, proactive scoring takes into account the same variables as behavioral scorings, but their purpose is different since they are used to offer the customer new products. By way of an example, they have been used in Spain to make pre-qualified loan offering.
          For credit cards, behavior tools are employed to differentiate between customers who are or are not in default using scorings for contract groups that have behaved similarly. In BBVA Bancomer, creditworthiness and duration in particular are taken into account. There therefore exist behavioral scorings for cards depending on the number of defaults on payment there has been, and whether the cards were issued recently or some time ago. The following graph shows an example of the calibration of tools, evaluating cards in operation for over 12 months in Finanzia BBVA Bancomer in Mexico. It shows calibration curves for cards with no past due balance and cards with past due balance. Given that scorings are comparable by virtue of how they are constructed, the PD curves are similar. We can, however, see how the spread of contracts moves to higher scores (indicating better creditworthiness) in the case of cards with no past due balance, unlike the spread of cards with a past due balance, which lie further to the left.
Ratings
          Unlike scorings, these tools only classify customers. The Group has different tools to classify different customer segments: including SMEs, companies, corporations and the public sector among others.
          In those wholesale portfolios where the number of defaults is very low (sovereign risks, corporations, financial entities) internal information is supplemented by benchmark ratings from external rating agencies. As an example, we have presented here the default probabilities from the corporations tool used by BBVA, S.A. in view of the internal rating score assigned.

          The probabilities of default assigned to each score of the rating tool are business cycle-adjusted, to account for the historical rates and how the future economic cycles are expected to evolve. This probability is then linked to the BBVA Group master scale so that all the Group’s transactions have an internal rating assigned to them.
Loss Given Default (LGD)
          Loss given default (LGD) is defined as the percentage of risk exposure that is not expected to be recovered in the event of default, and it is one of the key factors used in quantitative risk analysis. The Group continues exploring and broadening its insight into the LGD of its portfolios, both for retail portfolios (consumer finance, credit cards for individuals, home-buyer mortgages, etc.) and for others (companies, corporations, sovereign portfolios, etc.).
          The method the BBVA Group generally uses to calculate loss given default is termed “Workout LGD”. It is based on discounting the cash flows of the defaulted exposure that have been collected at different times as a result of the recovery process. However, there are portfolios in which, given their creditworthiness, there are few defaults. These are known as “low default rate portfolios” (LDP). In these cases, there is not sufficient internal data to enable reliable estimations to be made using the Workout LGD method, therefore it is necessary to resort to external sources, which are combined with the internal data to obtain an appropriate rate of loss given default for the portfolio.
          Stability analyses have been made to see how LGD is evolving in the Group over time. The accompanying graph shows, by way of an example, the LGD estimations for past due credit card transactions by BBVA, S.A. in Spain.

          The graph shows that LGD is dependent on the time that a transaction is in NPL status. The longer the time, the higher is the LGD over the debt outstanding at each moment in time. We can therefore deduce that time elapsed in NPL status is an important variable for calculating LGD. For defaulted transactions, there are other variables that enable us to differentiate the LGD level, depending on the features shown by non-defaulted transactions or customers.
For illustration purposes, some relevant factors are described below. The examples shown below relate to diverse types of transactions entered into by various Group companies and are not necessarily comparable with one another or the LGD curve shown above.
a)	Seasoning of the transaction: one of the factors determining LGD is the period that elapses from contract arrangement to default. The higher the seasoning, the lower the LGD, as is shown in the accompanying graph, in which average LGD rates vary significantly from portfolio to portfolio.
b)	Exposure at default (EAD): this is another determining factor in some portfolios from different countries, such as the case of BBVA Bancomer credit cards. A growing correlation is observed between this variable and loss given default for this product.

c)	Loan to value ratio: internal studies show that LGD increases according to increases in the loan to value (“LTV”) percentage. LTV is the ratio between the amount of the loan and the property value. However, this relationship does not apply to mortgages with a LTV exceeding 85%, given that in such transactions there are usually additional guarantees or guarantors. The table below shows the relationship between LGD and LTV for mortgage loans made by BBVA, S.A.
d)	Customer size: in the case of products for companies, the company’s size has proven to be a relevant factor; therefore an estimation has been obtained using this variable, which allows LGD to be assigned depending on the company’s size in terms of sales volume. Thus, LGD rates for corporations, companies, SMEs, and so on, are obtained.
     In the BBVA group, different LGD rates are attributed to the outstanding portfolio (defaulted or non-defaulted), according to the combination of the aforementioned significant factors, depending on the features of each product and customer.
     To illustrate this point, some examples of combinations of different factors have been included. These factors are shown with respect to different types of products offered by various Group companies and are not necessarily comparable with one another. The accompanying graph shows with respect to BBVA Bancomer bank cards LGD as a function of time elapsed in default, differentiated according to the time elapsed from arrangement to default. We may observe that the expected trend for both variables holds true, as the curves rise according to the time elapsed in default, and in turn, the lower seasoning curve (up to 1 year) lies above the higher seasoning curve (over 1 year).
          The following graph shows another kind of factor combination: the average LGD for different LTV brackets of the BBVA, S.A. Spain mortgage portfolio according to the time elapsed between arrangement and NPL status. Two trends can be seen: firstly, that both curves fall as time elapses, and secondly that LGD grows depending on the LTV, as the higher LTV curve (between 55% and 65%) lies above the lower LTV curve (between 40% and 55%).

          BBVA makes internal estimations of the Downturn LGD (DLGD), i.e., the loss given default that would be observed at the worst moment of a business cycle. As with LGD, these estimations are made at portfolio level.
          As well as being employed in expected loss and capital calculations, LGD estimations have other uses for internal management, such as determining the evaluation of past due receivables.
Exposure at default
          Like the two previous parameters, exposure at default (EAD) is another of the necessary inputs for calculating expected loss and capital. A contract’s exposure usually coincides with its outstanding balance. However, this is not true in all cases. For example, for products with explicit ceilings, such as credit cards or credit lines/facilities, exposure should include the potential increase in balance that may be occur at default.
          The Basel II capital regulations lay down that EAD estimations for this type of products cannot be constrained to the amount a customer has drawn at any particular moment, but rather they must also include potential additional withdrawals prior to default.
          In keeping with Basel II requirements, the following model has been proposed:
               EAD = Balance drawn + CCF x Undrawn balance
where CCF is defined as the percentage of the undrawn balance that is expected to be used before default. The general equation above is the simplest model and depending on the EAD behavior of the transactions, in some cases it is further refined by incorporating other variables.
          The accompanying graph shows with respect to credit cards or individuals issued by BBVA, S.A. the relationship between the balance drawn at the beginning of the year against the ceiling and the balance drawn at the time of default against the ceiling. We can see that for credit cards for individuals issued by BBVA, S.A. withdrawals tend to increase when they are going to default.
          As was mentioned in the section on loss given default, there are portfolios known as “low default portfolios”, in which there are few defaults (sovereign risks, corporations, etc.). In order to obtain CCF estimations for these portfolios, it is necessary to resort to external surveys or, assuming behaviors similar to that of other portfolios, they are alternatively assigned the same CCF value.

          Credit Risk in 2007
          The Group’s maximum exposure to credit risk stood at €596,008 million as of December 31, 2007, increasing 20.3% over year-end 2006. By business area, Spain and Portugal accounted for 46.0% of exposure, Global Businesses for 25.0%, Mexico and the United States for 19.6% and South America 5.7%. The table below shows the maximum exposure to credit risk in millions of euros.
Maximum exposure to credit risk

	31-12-07						31-12-06	31-12-05
	Spain and	Global	Mexico	South	Corporate	GROUP	GROUP	GROUP
	Portugal	Businesses	and USA	America	Activities	TOTAL	TOTAL	TOTAL

Gross credit risk (Drawn)	218,272	82,504	58,250	24,947	(129)	383,843	305,250	252,275

Loans and receivables	202,872	36,236	56,240	22,328	322	317,998	262,969	222,413

Contingent liabilities	15,399	46,269	2,009	2,618	(451)	65,845	42,281	29,862

Trading activity	13,278	34,116	37,746	6,919	18,663	110,721	92,083	118,005

Credit entities	434	9,862	3,390	1,808	5,502	20,997	17,150	27,470

Fixed income	12,843	18,389	33,634	3,767	13,161	81,794	68,738	82,010

Derivatives	—	5,865	722	1,344	—	7,931	6,195	8,526

Third-party liabilities	42,598	32,438	20,893	2,249	3,265	101,444	98,226	85,001

TOTAL	274,147	149,059	116,889	34,114	21,799	596,008	495,559	455,282

          Increases were recorded across all credit risk types: customer credit risks (64.4% overall, including contingent liabilities) rose 25.7% and potential exposure to credit risk in market activities (18.6% overall, including potential exposure for derivatives) grew by 20.2%, whereas third party liabilities (which accounted for 17%) underwent a more moderate increase of 3.3%. The table below shows the breakdown of credit risk by type of risk as of December 31, 2007.
          The changes in the consolidation perimeter, fundamentally the incorporation of Compass in the United States, and the depreciation of the U.S. dollar and Latin American currencies against the euro, modified the geographic distribution of credit risk over the year. Hence, if we consider both effects and organic growth, the Americas increased their weight to 21.7% (versus the 18.3% recorded at year-end 2006), of which a large majority, 79.1% (against 75.8% in 2006) was located in investment grade countries.
          The table below shows the Group’s exposure to gross credit risk by business areas as of December 31, 2007.

          The table below shows the Group’s exposure to gross credit risk by geographical areas as of December 31, 2007.
          A breakdown of customer lending by sectors as of December 31, 2007 is given in the following table. Lending to the Spanish domestic private sector stood at €188 billion, and the risks were diversified by counterparty type and sector.
Customer lending by sectors

		31-12-07		31-12-06	31-12-05
(Million euros)	Residents	Non-residents	TOTAL	TOTAL	TOTAL

Public sector	16,013	5,052	21,065	21,194	22,125

Agriculture	1,987	1,750	3,737	3,133	2,505

Industry	18,404	21,518	39,922	24,731	17,930

Real estate and development	36,261	18,895	55,156	41,502	36,562

Commercial and financial	15,220	21,151	36,371	38,910	36,194

Loans to individual customers	88,853	32,609	121,462	103,918	82,583

Leasing	7,698	1,450	9,148	7,692	6,726

Others	19,875	10,616	30,491	21,294	17,370

SUBTOTAL	204,311	113,041	317,352	262,374	221,995

Interest, fees and others	249	397	646	595	418

TOTAL	204,560	113,438	317,998	262,969	22,413

          In exposure distribution by ratings, which comprises companies, financial entities, institutions and sovereign borrowers, customers with an A rating or above account for 51% as of December 31, 2007, as shwon in the table below.
          If sovereign risks are excluded, 43% of customers hold an A rating or above and 68% had a rating equal to or above BBB-, as shown in the table below.

          The distribution by rating is included below for the company and developer segments for BBVA, S.A. and its subsidiaries in Spain.
Expected Losses
          The expected loss in the non-performing loan portfolio, expressed in attributed terms and adjusted to business cycle average, stood at €2,143 million as of December 31, 2007.
          The corresponding graph shows the use of attributable expected losses by business areas. Spain and Portugal, with an exposure accounting for 57.9% of the total, had an expected loss to exposure ratio of 0.27%. Global Businesses accounted for 15.3% of exposure, with a ratio of expected loss to exposure of 0.09%, whereas Mexico and the United States had a weight of 21.2% with an expected loss ratio of 1.78%.
          The main portfolios of the BBVA Group experienced use of expected loss and economic capital as shown in the below table.

Risk statistics for the main portfolios

	Exposure(1)	Expected loss		Economic capital
Portfolios	Million euros	Million euros	%	Million euros	%

Mortgages

Spain	73,348	95	0.13%	1,171	1.60%

Mexico	7,710	113	1.47%	421	5.46%

Others	10,623	75	0.70%	415	3.91%

TOTAL	91,681	283	0.31%	2,006	2.19%

Other retail portfolios

Spain	46,904	432	0.92%	1,840	3.92%

Mexico	10,820	482	4.46%	931	8.61%

Others	4,455	142	3.19%	303	6.80%

TOTAL	62,179	1,056	1.70%	3,074	4.94%

Companies and institutions

Spain	170,895	240	0.14%	3,820	2.24%

Mexico	16,430	126	0.77%	582	3.54%

Others	66,226	340	0.51%	1,577	2.38%

TOTAL	253,551	706	0.28%	5,979	2.36%

(1)	Includes off-balance-sheet positions to which the corresponding conversion factors are applied. Segmentation according to portfolio.
Concentration
          As of December 31, 2007, we have as customers 121 corporations (104 at December 31, 2006) with credit risk exposure (investment plus guarantees) exceeding €200 million. 90% of these company groups held investment grade rating. These groups’ risk overall accounted for 18% of the of the total risk for the Group (19% in 2006) and was geographically broken down according to where the transaction originated, as follows: 66% in Spain, 25% in the Bank’s branches abroad, and 9% in the Americas, of which Mexico accounted for 6%. The risk was spread over the main activity sectors. Those with the most important relative weights were: real estate and construction (26%), governments and related institutions (18%), consumption and services (13%) and electricity and gas (13%).
Non-performing loans and risk premium
          As of December 31, 2007, the volume of non-performing loans was €3,408 million, of which €49 million corresponded to non-performing contingent liabilities. This represents a rise of 34.6% over the non-performing loan figure recorded twelve months earlier (€2,531 million). The increase in the NPL was primarily due to a significant increase in the NPL in our Mexico and United States business area, which was principally due to a growth in credit card defaults in Mexico, as well as a significant increase in the NPL  in our Spain and Portugal business area, which was primarily related to the worsening of the financial situation of certain groups of customers due to a less favorable macroeconomic environment as increasing interest rates in the euro zone strongly affected some borrowers’ ability to repay their loans.

          The following tables show the movement in NPL recorded in the period from January 1, 2007 to December 31, 2007 for impaired customer lending and non-performing contingent liabilities.
NPL trend. Group total

(Million euros)	2007	2006	2005

BEGINNING BALANCE	2,531	2,382	2,248

Entries	4,606	2,742	1,943

Recoveries	(2,418)	(1,830)	(1,531)

NET ENTRY	2,188	912	412

Transfers to write-offs	(1,497)	(707)	(667)

Exchange differences and others	186	(56)	389

FINAL BALANCE	3,408	2,531	2,382

NPL trend by business areas

	Spain and Portugal		Global Businesses		Mexico and USA		South America
(Million euros)	2007	2006	2007	2006	2007	2006	2007	2006

BEGINNING BALANCE	1,078	911	25	65	789	663	526	631

NET ENTRY	901	357	10	(24)	1,096	512	190	59

Transfers to write-offs	(394)	(191)	(6)	(11)	(932)	(406)	(170)	(99)

Exchange differences and others	12	1	(9)	(5)	194	20	(11)	(65)

FINAL BALANCE	1,597	1,078	20	25	1,147	789	535	526

          The Group’s NPL ratio rose by 6 basis points in the year to stand at 0.89%, as a result of the previously mentioned increase in non-performing loans.
          By business area, the Spain and Portugal area showed a relatively low NPL ratio of 0.73% at December 31, 2007, although this represented a significant increase from 0.55% at December 31, 2006, due to the worsening of the financial situation of certain groups of customers due to a less favorable macroeconomic environment where increasing interest rates in the euro zone strongly affected some borrowers’ ability to repay their loans. The default rate on products intended for financing mortgages to individuals and developers was lower still (0.42%) and, in the case of loans to individuals, largely employed for owner-occupied mortgages, with a low loan to value, the default rate was slightly above 0.50%, in each case at December 31, 2007. The Mexico and USA area also recorded falls (1.97% against the 2.19% reported at December 31, 2006), although such decrease was largely due to a more than doubling of charge-offs made during the period. Related to the incorporation of Compass Bank, it should be noted that Compass did not have any material exposure to the subprime segment in its the mortgage portfolio. There was a noteworthy decrease in the NPL ratio in South America, which went from 2.67% at December 31, 2006 to 2.14% in December 31, 2007, despite the increased weight gained by consumer finance, credit cards and SME finance operations. The increase in write-offs in South America contributed to such decline. In Global Businesses the NPL ratio continued to lie practically at zero (0.02% at December 31, 2007 versus 0.04% at the prior year end).

     The Group’s risk premium measures the charge against earnings made for net loss provisioning per lending unit. This remained increased modestly in 2007 to 0.66% (compared with 0.62% in 2006). By business area, premiums fell in Spain and Portugal (2 basis points to 0.29%), in Mexico and the United States (6 basis points to 2.11%) and in Global Businesses (9 basis points to 0.18%). The risk premium only rose in South America, due to the aforementioned change in its loan structure.
          Provisioning for insolvency risk in the customer lending portfolio increased by 11.0%, to reach €7,662m. An analysis of the distribution between generic and specific provisions showed a rise in the weight of generic provisions to account for 73.9% of total provisions (71.7% in 2006). The coverage ratio (224.8%) continued to show capital strength, although this coverage ratio represented a significant decline from the coverage ratio of 272.8% at December 31, 2006 principally due to a decline in the coverage ratio in the Spain and Portugal business area.
Liquidity Risk
     The financial turbulence which began in the summer of 2007 demonstrated the importance of liquidity risk management and control. Beginning in August 2007, some financial entities began having difficulties in meeting their payment obligations, which prompted a sudden and important rise in the differentials demanded in the interbank market, or a disappearance of supply, difficult access to wholesale issuer markets (especially for more exotic or structured products), and a persistent increase in the differentials demanded in the credit markets. The accompanying graph shows the differential between deposits and derivatives, both with a one month horizon.
          In this environment, BBVA was favored by goods levels of solvency and liquidity, our inmaterial exposure (compared to total BBVA Group’s lending) to the North American subprime market and our non-usage of liquidity lines for conduits and structured investment vehicles (SIV), which represent a contingent liquidity risk. It was these credit lines, committed with vehicles that issued asset-backed commercial paper (ABCP), which triggered the liquidity needs of many of the main counterparties on the interbank market.
          In BBVA the Risk management area undertakes independent measurement and control of liquidity risk indicators, while overall liquidity management is performed by the ALCO.
          BBVA’s short- and medium-term liquidity position was comfortable at all times, as is shown by the use of limits reported in the year. This was achieved through prudent management of positions and wholesale issues. Both qualitative and quantitative liquidity indicators were kept firmly under control, all of which are subject to limits and alerts annually approved by the Executive Committee. The accompanying graphs show the evolution of the entity’s global liquidity position and the use of money market recourse limits in the year.
          In response to the systemic crisis which arose in August 2007, the BBVA Contingency Plan was activated at the beginning of the month. This implied co-ordinated analysis and action by the areas involved in liquidity management and control. There was, however, no need to resort to the liquidity facilities by European Central Bank (“ECB”) at any time, and BBVA continued to pursue its prudent liquidity risk management.
          In 2007, BBVA made wholesale issuances in excess of €37 billion, with widely diversified instruments and investors. Of these issues, €20 billion were formalized as securitizations, because this instrument offers a relative advantage over others in that it eliminates the liquidity risk associated with the securitised balance.
          Continuing its diversification policy regarding fund gathering, a commercial paper programme was successfully opened in London in October.
          As it did prior to the aforementioned financial turbulence, BBVA continued to perform a variety of stress analyses, at least on a monthly basis, in which assumptions are made regarding theoretical asset and liability behaviors which would undermine the entity’s liquidity position, either through non-renewal of liabilities or through withdrawal of available assets.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not Applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Not Applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not Applicable.
ITEM 15. CONTROLS AND PROCEDURES
     Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures
          As of December 31, 2007, BBVA, under the supervision and with the participation of BBVA’s management, including our Chairman and Chief Executive Officer, President and Chief Operating Officer and Chief Accounting Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.
          Based upon that evaluation, BBVA’s Chairman and Chief Executive Officer, President and Chief Operating Officer and Chief Accounting Officer concluded that BBVA’s disclosure controls and procedures are effective to ensure that information relating to BBVA, including its consolidated subsidiaries, required to be disclosed in the reports that it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the management, including principal financial officers, as appropriate to allow timely decisions regarding required disclosure.
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
          Under the supervision and with the participation of BBVA’s management, including our Chairman and Chief Executive Officer, President and Chief Operating Officer and Chief Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2007, our internal control over financial reporting was effective based on those criteria.
          Management excluded from the scope of its assessment the internal control over financial reporting at Compass Bancshares, Inc. and its subsidiaries, which was acquired on September 7, 2007. The effect of the consolidation of these newly acquired businesses on our consolidated financial statements under U.S. GAAP represent 0.20% of net assets, 6.03% of total assets, 2.69% of revenues and 1.40% of net income as of and for the year ended December 31, 2007.
          Our internal control over financial reporting as of December 31, 2007 has been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their report which follows below.
     Report of Independent Registered Public Accounting Firm
          To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:
          We have audited the internal control over financial reporting of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group” — Note 4) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control Over Financial Reporting, the Company’s management excluded from its assessment the internal control over financial reporting at Compass Bancshares, Inc. and its subsidiaries (“Compass”), which was acquired on September 7, 2007 and whose financial statements constitute 0.20% and 6.03% of net and total assets, respectively, 2.69% of revenues, and 1.40% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at Compass. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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

          In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
          We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Group and our report dated March 31, 2008 expressed an unqualified opinion on those Consolidated Financial Statements and included an explanatory paragraph stating that the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) and that the information relating to the nature and effect of such differences is presented in Note 63 to the consolidated financial statements of the Group.
/s/ DELOITTE, S.L.
Madrid — Spain
March 31, 2008
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

	Year ended December 31,
Services Rendered	2007	2006	2005
	(millions of euros)
Audit Fees (1)	4.3	4.2	3.5
Audit-Related Fees (2)	3.6	5.2	1.2
Tax Fees (3)	0.2	0.2	—
All Other Fees (4)	0.3	0.8	1.2

Total	8.4	10.4	5.9

(1)	Aggregate fees billed for each of the last three fiscal years for professional services rendered by Deloitte, S.L. for the audit of BBVA’s annual financial statements or services that are normally provided by Deloitte, S.L. in connection with statutory and regulatory filings or engagements for those fiscal years. Total audit fees billed by Deloitte, S.L. and its worldwide affiliates, were €10.6 million, €9.1 million and €7.7 million in 2007, 2006 and 2005, respectively.

(2)	Aggregate fees billed in each of the last three fiscal years for assurance and related services by Deloitte, S.L. that are reasonably related to the performance of the audit or review of BBVA’s financial statements and are not reported under (1) above.

(3)	Aggregate fees billed in each of the last three fiscal years for professional services rendered by Deloitte, S.L. for tax compliance, tax advice, and tax planning.

(4)	Aggregate fees billed in each of the last three fiscal years for products and services provided by Deloitte, S.L. other than the services reported in (1), (2) and (3) above. Services in this category consisted primarily of employee education courses and verification of the security of information systems.
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				Maximum Number (or
	Total		Total Number of	Approximate Dollar Value) of
	Number of		Shares (or Units)	Shares (or Units) that May Yet
	Ordinary	Average Price	Purchased as Part of	Be Purchased Under the Plans
	Shares	Paid per Share (or	Publicly Announced	or
Period of Fiscal Year	Purchased	Unit)	Plans or Programs	Programs
January 1 to January 31	44,421,564	€18.80	—	—
February 1 to February 28	36,280,053	€19.41	—	—
March 1 to March 31	59,284,612	€18.01	—	—
April 1 to April 30	125,802,433	€18.24	—	—
May 1 to May 31	66,879,275	€18.35	—	—
June 1 to June 30	32,026,779	€18.24	—	—
July 1 to July 31	114,440,965	€18.05	—	—
August 1 to August 31	46,809,842	€17.22	—	—
September 1 to September 30	67,473,020	€16.45	—	—
October 1 to October 31	209,985,496	€16.99	—	—
November 1 to November 30	52,717,499	€16.63	—	—
December 1 to December 31	65,578,675	€16.99	—	—
Total	921,700,213		—	—
     During 2007, we sold a total of 914,169,726 shares for an average price of €17.51 per share.
PART III
ITEM 17. FINANCIAL STATEMENTS
     We have responded to Item 18 in lieu of this item.
ITEM 18. FINANCIAL STATEMENTS
     Reference is made to Item 19 for a list of all financial statements filed as a part of this Annual Report.
ITEM 19. EXHIBITS
     (a) Index to Financial Statements:
     (b) Index to Exhibits:

Exhibit
Number	Description

1.1	Extracts of Amended and Restated Bylaws (Estatutos) of the Registrant.

4.1	Plan of Merger between Banco Bilbao Vizcaya, S.A. and Argentaria, Caja Postal y Banco Hipotecario, S.A.*

4.2	Master Agreement of Strategic Alliance between Telefónica and BBVA, together with an English translation.**

4.3	Transaction Agreement by and between Banco Bilbao Vizcaya Argentaria, S.A. and Compass Bancshares, Inc. dated as of February 16, 2007.***

7.1	Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends****

8.1	Consolidated Companies Composing Registrant. Please see Appendix I to IV to our financial statements included herein.

12.1	Section 302 Chairman and Chief Executive Officer Certification.

Exhibit
Number	Description

12.2	Section 302 President and Chief Operating Officer Certification.

12.3	Section 302 Chief Accounting Officer Certification.

13.1	Section 906 Certification.

15.1	Consent of Independent Registered Public Accounting Firm.

*	Incorporated by reference to BBVA’s Registration Statement on Form F-4 (File No. 333-11090) filed with the Securities and Exchange Commission on November 4, 1999.

**	Incorporated by reference to BBVA’s 1999 Annual Report on Form 20-F.

***	Incorporated by reference to BBVA’s 2006 Annual Report on Form 20-F.

****	Incorporated by reference to exhibit 12 to BBVA’s Registration Statement on Form F-4 (File No. 333-148659) filed with the Securities and Exchange Commission on March 12, 2008.
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
Name: JAVIER MALAGON NAVAS
Title: Chief Accounting Officer

Date: March 31, 2008

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007, 2006 AND
2005 AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

32. Reserves	F-98

33. Treasury shares	F-99

34. Capital ratio	F-100

35. Tax matters	F-100

36. Fair value of assets and liabilities	F-102

37. Residual maturity of transactions	F-103

38. Financial guarantees and drawable by third parties	F-104

39. Assets assigned to other own and third-party obligations	F-104

40. Other contingent assets	F-104

41. Purchase and sale commitments	F-104

42. Transactions for the account of third parties	F-105

43. Interest income and expense and similar items	F-105

44. Income from equity instruments	F-107

45. Fee and commission income	F-108

46. Fee and commission expenses	F-108

47. Insurance activity income	F-108

48. Gains/Losses on financial assets and liabilities	F-109

49. Sales and income from the provision of non-financial services and cost of sales	F-109

50. Other operating income and expenses	F-109

51. Personnel expenses	F-109

52. Other general administrative expenses	F-111

53. Finance income and expenses from non-financial activities	F-111

54. Other gains and other losses	F-111

55. Consolidated cash flow statements	F-112

56. Accountants fees and services	F-112

57. Related party transactions	F-112

58. Remuneration of the Bank’s directors and senior management	F-114

59. Shares of BBVA, S.A. held by members of the Board of Directors and of the Management Committee	F-116

60. Detail of the Directors’ holdings in companies with similar business activities	F-117

61. Other information	F-118

62. Subsequent events	F-118

63. Differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and United States generally accepted accounting principles and other required disclosures	F-118

AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:
We have audited the accompanying consolidated balance sheets of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group"—Note 4) as of December 31, 2007, 2006 and 2005, and the related consolidated statements of income, recognized income and expense, and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group as of December 31, 2007, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 (see Note 1.2).
EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 63 to the consolidated financial statements. Such Note explains that the Group under U.S. GAAP changed its method of recognition of actuarial gains and losses regarding defined benefit plans from deferral method to immediate recognition in 2005.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2008 expressed an unqualified opinion on the Group’s internal control over financial reporting.
/s/ DELOITTE, S.L.
Madrid — Spain
March 31, 2008

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007, 2006 AND 2005
(Notes 1 to 5)

	Millions of euros
ASSETS	2007	2006	2005

CASH AND BALANCES WITH CENTRAL BANKS (Note 8)	22,581	12,515	12,341

FINANCIAL ASSETS HELD FOR TRADING (Note 9)	62,336	51,835	44,013

Loans and advances to credit institutions	—	—	—

Money market operations through counterparties	—	—	—

Loans and advances to other debtors	—	—	—

Debt securities	38,392	30,470	24,504

Other equity instruments	9,180	9,949	6,246

Trading derivatives	14,764	11,416	13,263

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Note 10)	1,167	977	1,421

Loans and advances to credit institutions	—	—	—

Money market operations through counterparties	—	—	—

Loans and advances to other debtors	—	—	—

Debt securities	421	56	283

Other equity instruments	746	921	1,138

AVAILABLE-FOR-SALE FINANCIAL ASSETS (Note 11)	48,432	42,267	60,034

Debt securities	37,336	32,230	50,972

Other equity instruments	11,096	10,037	9,062

LOANS AND RECEIVABLES (Note 12)	338,492	279,855	249,396

Loans and advances to credit institutions	20,997	17,050	27,470

Money market operations through counterparties	—	100	—

Loans and advances to other debtors	310,882	256,565	216,850

Debt securities	60	77	2,292

Other equity instruments	6,553	6,063	2,784

HELD-TO-MATURITY INVESTMENTS (Note 13)	5,584	5,906	3,959

CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN THE PORTFOLIO HEDGES OF INTESREST RATE RISK	—	—	—

HEDGING DERIVATIVES (Note 14)	1,050	1,963	3,913

NON-CURRENT ASSETS HELD FOR SALE (Note 15)	240	186	231

Loans and advances to credit institutions	—	—	—

Loans and advances to other debtors	—	—	—

Debt securities	—	—	—

Equity instruments	—	—	—

Tangible assets	240	186	231

Other assets	—	—	—

INVESTMENTS (Note 16)	1,542	889	1,473

Associates	846	206	946

Jointly controlled entities	696	683	527

INSURANCE CONTRACTS LINKED TO PENSIONS	—	—	—

REINSURANCE ASSETS (Note 17)	43	32	235

TANGIBLE ASSETS (Note 18)	5,238	4,527	4,384

Property, plants and equipment	4,437	3,816	3,841

Investment properties	82	61	77

Other assets leased out under an operating lease	719	650	466

	Millions of euros
ASSETS (Continuation)	2007	2006	2005

INTANGIBLE ASSETS (Note 19)	8,244	3,269	2,070

Goodwill	7,436	2,973	1,858

Other intangible assets	808	296	212

TAX ASSETS (Note 35)	4,958	5,278	6,421

Current	433	387	254

Deferred	4,525	4,891	6,167

PREPAYMENTS AND ACCRUED INCOME (Note 20)	604	674	557

OTHER ASSETS (Note 21)	1,693	1,743	1,941

Inventories	457	470	339

Other	1,236	1,273	1,602

TOTAL ASSETS	502,204	411,916	392,389

The accompanying Notes 1 to 63 and Appendices I to V are an integral part of the consolidated balance sheet as of December 31, 2007.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007, 2006 AND 2005
(Notes 1 to 5)

	Millions of euros
LIABILITIES AND EQUITY	2007	2006	2005

FINANCIAL LIABILITIES HELD FOR TRADING (Note 9)	19,273	14,923	16,271

Deposits from credit institutions	—	—	—

Money market operations through counterparties	—	—	—

Deposits from other creditors	—	—	—

Debt certificates	—	—	—

Trading derivatives	17,540	13,218	13,863

Short positions	1,733	1,705	2,408

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS (Note 22)	449	582	740

Deposits from credit institutions	—	—	—

Deposits from other creditors	449	582	740

Debt certificates	—	—	—

FINANCIAL LIABILITIES AT FAIR VALUE THROUGH EQUITY (Note 23)	—	—	—

Deposits from credit institutions	—	—	—

Deposits from other creditors	—	—	—

Debt certificates	—	—	—

FINANCIAL LIABILITIES AT AMORTISED COST (Note 24)	429,204	348,445	331,590

Deposits from central banks	27,326	15,238	21,190

Deposits from credit institutions	60,772	42,567	45,126

Money market operations through counterparties	23	223	23

Deposits from other creditors	236,183	192,374	182,635

Debt certificates	82,999	77,674	62,842

Subordinated liabilities	15,662	13,597	13,723

Other financial liabilities	6,239	6,772	6,051

CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—	—

HEDGING DERIVATIVES (Note 14)	1,807	2,280	2,870

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE (Note 15)	—	—	—

Deposits from central banks	—	—	—

Deposits from credit institutions	—	—	—

Deposits from other creditors	—	—	—

Debt certificates	—	—	—

Other liabilities	—	—	—

LIABILITIES UNDER INSURANCE CONTRACTS (Note 25)	9,997	10,121	10,500

PROVISIONS (Note 26)	8,342	8,649	8,701

Provisions for pensions and similar obligations	5,967	6,358	6,240

Provisions for taxes	225	232	147

Provisions for contingent exposures and commitments	546	502	452

Other provisions	1,604	1,557	1,862

TAX LIABILITIES (Note 35)	2,817	2,369	2,100

Current	582	622	598

Deferred	2,235	1,747	1,502

ACCRUED EXPENSES AND DEFERRED INCOME (Note 20)	1,820	1,510	1,710

OTHER LIABILITIES (Note 21)	552	719	605

TOTAL LIABILITIES	474,261	389,598	375,087

	Millions of euros
LIABILITIES AND EQUITY (Continuation)	2007	2006	2005

MINORITY INTERESTS (Note 28)	880	768	971

VALUATION ADJUSTMENTS	2,252	3,341	3,295

Available-for-sale financial assets (Note 11)	3,596	3,356	3,003

Financial liabilities at fair vaule through equity	—	—	—

Cash flow hedges	(49)	17	(102)
	—
Hedges of net investments in foreign operations	350	(5)	(444)

Exchange differences	(1,645)	(27)	838

Non-current assets held for sale	—	—	—

STOCKHOLDER’S EQUITY	24,811	18,209	13,036

Capital (Note 30)	1,837	1,740	1,662

Issued	1,837	1,740	1,662

Unpaid and uncalled (-)	—	—	—

Share premium (Note 31)	12,770	9,579	6,658

Reserves (Note 32)	6,060	3,629	2,172

Accumulated reserves (losses)	5,609	3,268	2,343

Retained earnings	—	—	—

Reserves (losses) of entities accounted for using the equity method	451	361	(171)

Associates	35	26	(465)

Jointly controlled entities	416	335	294

Other equity instruments	68	35	—

Equity component of compound financial instruments	—	—	—

Other	68	35	—

Less: Treasury shares (Note 33)	(389)	(147)	(96)

Income attributed to the Group	6,126	4,736	3,806

Less: Dividends and remuneration	(1,661)	(1,363)	(1,166)

TOTAL EQUITY (Note 29)	27,943	22,318	17,302

TOTAL LIABILITIES AND EQUITY	502,204	411,916	392,389

	Millions of euros
MEMORANDUM ITEMS	2007	2006	2005
CONTINGENT EXPOSURES (Note 38)	65,845	42,281	29,862

Financial guarantees	61,891	41,449	29,177

Assets encumbered by third-party obligations	—	—	—

Other contingent exposures	3,954	832	685

CONTINGENT COMMITMENTS (Note 38)	106,940	103,221	89,498

Drawable by third parties	101,444	98,226	85,001

Other commitments	5,496	4,995	4,497

The accompanying Notes 1 to 63 and Appendices I to V are an integral part of the consolidated balance sheet as of December 31, 2007.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(Notes 1 to 5)

	Millions of euros
	2007	2006	2005

INTEREST AND SIMILAR INCOME (Note 43)	25,352	19,210	15,848

INTEREST EXPENSE AND SIMILAR CHARGES (Note 43)	(15,931)	(11,215)	(8,932)

Income on equity having the nature of a financial liability	—	—	—

Other	(15,931)	(11,215)	(8,932)

INCOME FROM EQUITY INSTRUMENTS (Note 44)	348	379	292

NET INTEREST INCOME	9,769	8,374	7,208

SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD (Note 16)	242	308	121

Associates	25	50	87

Jointly controlled entities	217	258	34

FEE AND COMMISSION INCOME (Note 45)	5,592	5,119	4,669

FEE AND COMMISSION EXPENSES (Note 46)	(869)	(784)	(729)

INSURANCE ACTIVITY INCOME (Note 47)	729	650	487

Insurance and reinsurance premium income	2,405	2,484	2,917

Reinsurance premiums paid	(46)	(44)	(63)

Benefits paid and other insurance-related expenses	(1,674)	(1,539)	(1,786)

Reinsurance income	32	76	44

Net provisions for insurance contract liabilities	(697)	(996)	(1,274)

Finance income	993	968	904

Finance expense	(284)	(299)	(255)

GAINS OR LOSSES ON FINANCIAL ASSETS AND LIABILITIES (NET) (Note 48)	2,261	1,656	980

Held for trading	597	716	897

Other financial instruments at fair value through profit or loss	44	62	33

Available-for-sale financial assets	1,537	1,121	429

Loans and receivables	63	77	129

Other	20	(320)	(508)

EXCHANGE DIFFERENCES (NET)	409	378	287

GROSS INCOME	18,133	15,701	13,023

SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES (Note 49)	788	605	576

COST OF SALES (Note 49)	(601)	(474)	(451)

OTHER OPERATING INCOME (Note 50)	240	117	135

PERSONNEL EXPENSES (Note 51)	(4,335)	(3,989)	(3,602)

OTHER ADMINISTRATIVE EXPENSES (Note 52)	(2,718)	(2,342)	(2,160)

DEPRECIATION AND AMORTISATION	(577)	(472)	(449)

Tangible assets (Note 18)	(426)	(383)	(361)

Intangible assets (Note 19)	(151)	(89)	(88)

OTHER OPERATING EXPENSES (Note 50)	(386)	(263)	(249)

NET OPERATING INCOME	10,544	8,883	6,823

	Millions of euros
(Continuation)	2007	2006	2005

NET OPERATING INCOME	10,544	8,883	6,823

IMPAIRMENT LOSSES (NET)	(1,937)	(1,504)	(855)

Available-for-sale financial assets (Note 11)	(1)	19	(8)

Loans and receivables (Note 12)	(1,902)	(1,477)	(813)

Held-to-maturity investments (Note 13)	—	—	—

Non-current assets held for sale (Note 15)	(21)	(35)	(33)

Investments	—	—	—

Tangible assets (Note 18)	(12)	5	(2)

Goodwill (Notes 16 and 19)	—	(12)	—

Other intangible assets	(1)	—	—

Other assets	—	(4)	1

PROVISION EXPENSE (NET) (Note 26)	(210)	(1,338)	(454)

FINANCE INCOME FROM NON-FINANCIAL ACTIVITIES (Note 53)	2	58	2

FINANCE EXPENSES FROM NON-FINANCIAL ACTIVITIES (Note 53)	(1)	(55)	(2)

OTHER GAINS (Note 54)	496	1,128	285

Gains on disposal of tangible assets	389	93	108

Gains on disposal of investment	18	934	40

Other	89	101	137

OTHER LOSSES (Note 54)	(399)	(142)	(208)

Losses on disposal of tangible assets	(22)	(21)	(22)

Losses on disposal of investment	(7)	—	(12)

Other	(370)	(121)	(174)

INCOME BEFORE TAX	8,495	7,030	5,591

INCOME TAX (Note 35)	(2,080)	(2,059)	(1,521)

INCOME FROM ORDINARY ACTIVITIES	6,415	4,971	4,070

INCOME FROM DISCONTINUED OPERATIONS (NET)	—	—	—

CONSOLIDATED INCOME FOR THE YEAR	6,415	4,971	4,070

INCOME ATRIBUTED TO MINORITY INTEREST (Note 28)	(289)	(235)	(264)

INCOME ATRIBUTED TO THE GROUP	6,126	4,736	3,806

EARNINGS PER SHARE FOR CONTINUING OPERATIONS (Note 5)

Basic earnings per share	1.70	1.39	1.12

Diluted earnings per share	1.70	1.39	1.12

The accompanying Notes 1 to 63 and Appendices I to V are an integral part of the consolidated income statements for the year ended December 31, 2007.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP
CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005 (Notes 1 to 5)

	Millions of euros
	2007	2006	2005

NET INCOME RECOGNISED DIRECTLY IN EQUITY	(1,092)	46	1,188

Available-for-sale financial assets	237	353	683

Revaluation gains/losses	1,875	1,295	1,479

Amounts removed to income statement	(1,537)	(1,121)	(428)

Income tax	(101)	179	(368)

Reclassifications	—	—	—

Other financial liabilities at fair value	—	—	—

Revaluation gains/losses	—	—	—

Amounts removed to income statement	—	—	—

Income tax	—	—	—

Cash flow hedges	—	—	—

Revaluation gains/losses	(66)	119	(78)

Amounts removed to income statement	(94)	181	(120)

Amounts removed to the initial carrying amount of the hedged items	—	—	—

Income tax	—	—	—

Hedges of net investment in foreign operations	28	(62)	42

Revaluation gains/losses	355	439	(727)

Amounts removed to income statement	507	676	(1,118)

Income tax	—	—	—

Exchange differences	(152)	(237)	391

Translation gains/losses	(1,618)	(865)	1,310

Amounts removed to income statement	(2,311)	(1,328)	2,015

Income tax	—	—	—

Non-current assets held for sale	693	463	(705)

Revaluation gains	—	—	—

Amounts removed to income statement	—	—	—

Income tax	—	—	—

Reclassifications	—	—	—

CONSOLIDATED INCOME FOR THE YEAR	6,415	4,971	4,070

Published consolidated income for the year	6,415	4,971	4,070

Adjustments due to changes in accounting policy	—	—	—

Adjustments made to correct errors	—	—	—

TOTAL INCOME AND EXPENSES FOR THE YEAR	5,323	5,017	5,258

Parent entity	5,038	4,782	4,994

Minority interest	285	235	264

MEMORANDUM ITEM: EQUITY ADJUSTMENTS ALLOCABLE TO PRIOR YEARS	—	—	—

Due to changes in accounting policies	—	—	—

Stockholder’s Equity	—	—	—

Valuation adjustments	—	—	—

Minority interests	—	—	—

Due to errors	—	—	—

Stockholder’s Equity	—	—	—

Valuation adjustments	—	—	—

Minority interests	—	—	—

The accompanying Notes 1 to 63 and Appendices I to V are an integral part of the consolidated statement of recognized income and expense for the year ended December 31, 2007.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP
CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006
AND 2005 (Notes 1 to 5)

	Millions of euros
	2007	2006	2005

CASH FLOW FROM OPERATING ACTIVITIES	17,142	2,818	6,011

Consolidated profit for the year	6,415	4,971	4,070

Adjustment to profit:	4,785	4,597	4,356

Depreciation of tangible assets (+)	426	383	361

Amortisation of intangible assets (+)	151	89	88

Impairment losses (net) (+/-)	1,937	1,504	855

Net provisions for insurance contract liabilities (+/-)	697	996	1,274

Provision expense (net) (+/-)	210	1,338	454

Gains/Losses on disposal of tangible assets (+/-)	(368)	(72)	(85)

Gains/Losses on disposal of investment (+/-)	(11)	(934)	(28)

Share of profit or loss of entities accounted for using the equity method (net of dividends) (+/-)	(15)	(307)	(121)

Taxes (+/-)	2,080	2,059	1,521

Other non-monetary items (+/-)	(322)	(459)	37
	—
Adjusted profit	11,200	9,568	8,426

Net increase/decrease in operating assets	(73,691)	(20,293)	(55,960)

Financial assets held for trading	(10,489)	(7,823)	3,331

Loans and advances to credit institutions	—	—	—

Money market operations through counterparties	—	—	—

Loans and advances to other debtors	—	—	—

Debt securities	(7,910)	(5,967)	5,893

Other equity instruments	768	(3,703)	(554)

Trading derivatives	(3,347)	1,847	(2,008)

Other financial assets at fair value through profit or loss	148	444	(362)

Loans and advances to credit institutions	—	—	—

Money market operations through counterparties	—	—	—

Loans and advances to other debtors	—	—	—

Debt securities	(28)	227	(224)

Other equity instruments	176	217	(138)

Available-for-sale financial assets	(5,635)	18,346	(4,024)

Debt securities	(4,929)	19,006	(5,998)

Other equity instruments	(706)	(660)	1,974

Loans and receivables	(58,756)	(34,041)	(54,291)

Loans and advances to credit institutions	(3,872)	6,984	(10,773)

Money market operations through counterparties	100	(100)	242

Loans and advances to other debtors	(54,496)	(40,348)	(46,159)

Debt securities	17	2,215	3,205

Other financial assets	(505)	(2,792)	(806)

Other operating assets	1,041	2,781	(614)

	Millions of euros
(Continuation)	2007	2006	2005

Net increase/decrease in operating liabilities	79,633	13,543	53,545

Financial liabilities held for trading	4,350	(1,347)	2,137

Deposits from credit institutions	—	—	—

Money market operations through counterparties	—	—	—

Deposits from other creditors	—	—	—

Debt certificates	—	—	—

Trading derivatives	4,321	(644)	1,060

Short positions	29	(703)	1,077

Other financial liabilities at fair value through profit or loss	(134)	(158)	(94)

Deposits from credit institutions	—	—	—

Deposits from other creditors	(134)	(158)	(94)

Debt certificates	—	—	—

Financial liabilities at fair value through equity	—	—	—

Deposits from credit institutions	—	—	—

Deposits from other creditors	—	—	—

Debt certificates	—	—	—

Financial liabilities measured at amortised cost	76,608	17,799	51,218

Deposits from central banks	12,065	(5,976)	1,031

Deposits from credit institutions	18,109	(2,683)	1,309

Money market operations through counterparties	(200)	200	(635)

Deposits from other creditors	41,352	9,694	31,824

Debt certificates	5,815	15,973	16,555

Other financial liabilities	(533)	591	1,134

Other operating liabilities	(1,191)	(2,751)	284

Total net cash flows from operating activities (1)	17,142	2,818	6,011

CASH FLOWS FROM INVESTING ACTIVITIES	(8,451)	(2,741)	(4,191)

Investment (-)	(10,228)	(5,121)	(4,832)

Group entities, jointly controlled entities and associates	(7,772)	(1,708)	(84)

Tangible assets	(2,322)	(1,214)	(1,488)

Intangible assets	(134)	(253)	(1,375)

Held-to-maturity investments	—	(1,946)	(1,885)

Other financial assets	—	—	—

Other assets	—	—	—

Divestments (+)	1,777	2,380	641

Group entities, jointly controlled entities and associates	238	1,759	11

Tangible assets	1,072	501	509

Intangible assets	146	120	121

Held-to-maturity investments	321	—	—

Other financial assets	—	—	—

Other assets	—	—	—

Total net cash flows investing activities (2)	(8,451)	(2,741)	(4,191)

The accompanying Notes 1 to 63 and Appendices I to V are an integral part of the consolidated cash flow statement for the year ended December 31, 2007.

	Millions of euros
(Continuation)	2007	2006	2005

CASH FLOWS FROM FINANCING ACTIVITIES	2,607	887	(556)

Issuance/ Redemption of capital (+/-)	3,263	2,939	—
	-
Acquisition of own equity instruments (-)	(16,182)	(5,677)	(3,840)

Disposal of own equity instruments (+)	16,041	5,639	3,779

Issuance/Redemption of other equity instruments (+/-)	(33)	(35)	—

Issuance/Redemption of subordinated liabilities(+/-)	1,984	104	1,387

Issuance/Redemption of other long-term liabilities (+/-)	—	—	—

Increase/Decrease in minority interest (+/-)	(108)	(168)	234

Dividends paid (-)	(2,424)	(1,915)	(1,595)

Other items relating to financing activities (+/-)	66	—	(521)
	—
Total net cash flows from financing activities (3)	2,607	887	(556)

EFFECT OF EXCHANGE RATE CHANGES ON CASH OR CASH EQUIVALENTS (4)	(1,233)	(785)	930

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	10,065	179	2,194

Cash or cash equivalents at beginning of year	12,496	12,317	10,123

Cash or cash equivalents at end of year	22,561	12,496	12,317

The accompanying Notes 1 to 63 and Appendices I to V are an integral part of the consolidated cash flow statement for the year ended December 31, 2007.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE
BANCO BILBAO VIZCAYA ARGENTARIA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007
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
In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries, jointly controlled entities and associates that engage in various business activities and which compose, together with the Bank, the Banco Bilbao Vizcaya Argentaria Group (“the Group” or “BBVA Group”). Therefore, the Bank is obliged to prepare, in addition to its own financial statements the Group’s.
As of December 31, 2007 the Group was composed by 362 entities that were fully consolidated, 6 were consolidated by the proportionate method and 68 entities accounted for using the equity method (Notes 3 and 16 and appendix I to III of the present consolidated financial statements).
The Group’s consolidated financial statements as of December 31, 2006 were approved by the shareholders at the Bank’s Annual General Meeting on March 16, 2007.
The 2007 consolidated financial statements of the Group and the 2007 financial statements of the Bank and of substantially all the Group companies have not yet been approved by their shareholders at the respective Annual General Meetings. However, the Bank’s Board of Directors considers that the aforementioned financial statements will be approved without any changes.
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
In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats. Therefore, the Group is required to prepare its Consolidated Financial Statements in conformity with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
The BBVA Group’s consolidated financial statements for 2007 were prepared by the Bank’s directors (at the Board Meeting on February 5, 2008) in accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2, so that they present fairly the Group’s equity and financial position in 2007, and the results of its operations, the changes in the consolidated statements of recognised income and expense and consolidated cash flows. These consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group (Note 2.2).
All accounting policies and measurement bases with a significant effect on the consolidated financial statements were applied in their preparation.
Due to the fact that the numerical information contained in the consolidated financial statements is expressed in million of euros, except in certain cases where it is necessary to lower unit, certain captions that do not present any balance in the consolidated statements may present balance in euros. In addition, information regarding period-to-period changes is based on numbers not rounded.
1.3. RESPONSIBILITY FOR THE INFORMATION AND FOR THE ESTIMATES MADE
The information in these BBVA Group consolidated financial statements is the responsibility of the Group’s directors. In preparing these consolidated financial statements estimates were made by the Bank and the consolidated companies in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates relate mainly to the following:
1.	The impairment losses on certain financial assets (Notes 11, 12, 13 and 16).

2.	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments (Note 27).

3.	The useful life of tangible and intangible assets (Notes 18 and 19).

4.	The measurement of goodwill arising on consolidation (Notes 16 and 19).

5.	The fair value of certain unlisted assets (Note 11).
Although these estimates were made on the basis of the best information available as of December 31, 2007 on the events analysed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in coming years.
1.4. ENVIRONMENTAL IMPACT
As of December 31, 2007 the Group’s consolidated financial statements did not have environmental impact, that should be included in the environmental information document envisaged in the related Ministry of the Economy Order dated October 8, 2001.
1.5. DETAIL OF AGENTS OF CREDIT INSTITUTIONS
The detail of BBVA agents required pursuant to Article 22 of Royal Decree 1245/1995 of 14 July of the Ministry of Economy and Finance is disclosed in the BBVA financial statements for the year ended December 31, 2007.
1.6. REPORT ON THE ACTIVITY OF THE CUSTOMER CARE DEPARTMENT AND THE CUSTOMER OMBUDSMAN
The report on the activity of the Customer Care Department and the Customer Ombudsman required pursuant to Article 17 of Ministry of Economy and Finance Order ECO/734/2004 of 11 March is included in the management report accompanying the consolidated financial statements published in the Kingdom of Spain.
2. BASIS OF CONSOLIDATION, ACCOUNTING POLICIES AND MEASUREMENT BASES APPLIED AND EU-IFRS RECENT PRONOUNCEMENTS
2.1 BASIS OF CONSOLIDATION
The accounting policies and measurement bases used in preparing the Group’s consolidated financial statements as of December 31, 2007 may differ from those used by certain Group companies. For this reason, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with EU-IFRSs required to be applied under the Bank of Spain’s Circular 4/2004.
The results of subsidiaries acquired during the period are included in the consolidated income statement from the date of acquisition to period-end, similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.
a) METHODS OF CONSOLIDATION
Full consolidation method
In the “full consolidation method”, the assets and liabilities of the Group entities are, after prior reconciliation, included line by line in the consolidated balance sheet and, subsequently, intragroup debit and credit balances are eliminated.
The income and expenses in the income statement of the Group entities are included in the consolidated income statement. Previously, the income and expenses relating to intragroup transactions and the gain or loss generated by such transactions have been eliminated.
Proportionate consolidation method
Under the proportionate consolidation method, the aggregation of balances and subsequent eliminations are only made in proportion to the Group’s ownership interest in the capital of these entities.
The assets and liabilities assigned by the Group to jointly controlled operations and the Group’s share of the jointly controlled assets are recognized in the consolidated balance sheet classified according to their specific nature. Similarly, the Group’s share of the income and expenses of joint ventures is recognized in the consolidated income statement on the basis of their nature.

Equity method
Under the equity method, the interest ownerships are recorded at the date of acquisition value and then by the fraction of its equity representing the Group’s holding, once considered the dividends earned and other eliminations.
b) CONSOLIDABLE ENTITIES
subsidiaries
“Subsidiaries” are defined as entities over which the Group has the capacity to exercise control.
Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control. Control also exists when the parent owns half or less of the voting power of an entity when there is:
a)	power over more than half of the voting rights by virtue of an agreement with other investors;

b)	power to govern the financial and operating policies of the entity under a statute or an agreement;

c)	power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or

d)	power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body
The financial statements of the subsidiaries are fully consolidated with those of the Bank.
The share of minority shareholders of the subsidiaries in the Group’s net consolidated equity is presented under the heading “Minority Interests” in the consolidated balance sheet and their share in the profit or loss for the year is presented under the heading “Income Attributed to Minority Interests” in the consolidated income statement (Note 28).
Note 3 contains information on the most significant investments and divestments in subsidiaries that took place as of December 31, 2007.
Appendix I includes the most significant information on these companies.
Jointly controlled entities
A “Jointly controlled entity” is defined as an entity that, although not being a subsidiary, is controlled jointly by two or more unrelated entities (“ventures”) that, following the definition of “joint ventures”, are bound by a contractual agreement to take on an economic activity by sharing the strategic management tasks (both financial and operational) of the “jointly controlled entity” in order to benefit from its operations. All the strategic financial and operating decisions require the unanimous consent of the ventures.
EU-IFRSs required to be applied under the Bank of Spain’s Circular 4/2004 envisage two methods for the recognition of jointly controlled entities: the equity method and the proportionate consolidation method.
The Group opted to value its ownership interests in certain jointly controlled entities using the equity method (see Note 16.2) since it considered that this better reflected the financial situation of these holdings. Appendix III includes the most significant information on these companies.
Appendix II includes a breakdown of jointly controlled entities consolidated in the Group by the proportionate consolidation method and the most significant information on these companies.
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
Investments in associates are accounted for using the equity method. Appendix III includes the most significant information on these companies.
2.2. ACCOUNTING POLICIES AND MEASUREMENT BASES APPLIED
The accounting policies and measurement bases used in preparing these consolidated financial statements were as follows:

2.2.1. MEASUREMENT BASES
The criteria for the valuation of assets and liabilities in the accompanying consolidated balance sheets were as follows:
- FAIR VALUE
The fair value of an asset or a liability on a given date is the amount for which it could be exchanged or settled, respectively, between two knowledgeable, willing parties in an arm’s length transaction. The most objective and common reference for the fair value of an asset or a liability is the price that would be paid for it on an organised, transparent and active market (“quoted price” or “market price”).
If there is no market price for a given asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, by using mathematical measurement models sufficiently tried and trusted by the international financial community. Such estimates would take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent to the measurement models developed and the possible inaccuracies of the assumptions required by these models may signify that the fair value of an asset or liability that is estimated does not coincide exactly with the price for which the asset or liability could be exchanged or settled on the date of its measurement.
- AMORTIZED COST
Amortized cost is understood to be the acquisition cost of a financial asset or liability minus principal repayments, plus or minus the systematic amortization (as reflected in the income statements) of any difference between the initial cost and the maturity amount.
In the case of financial assets, amortized cost also includes any value adjustments for impairment.
In the case of financial instruments, the systematic amortization reflected in the income statement is recognized by the effective interest rate method. The effective interest rate is the discount rate that exactly equates the carrying amount of a financial instrument to all its estimated cash flows of all kinds during its residual life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and commissions which, because of their nature, can be equated with a rate of interest. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the date on which the reference interest rate is to be revised for the first time.
- ACQUISITION COST ADJUSTED
Acquisition cost adjusted means the transaction cost for the acquisition of assets adjusted, where appropriate, by any related impairment loss.
2.2.2. FINANCIAL INSTRUMENTS
a) Classification
Financial instruments are classified in the accompanying consolidated financial statements in the following categories:
- Financial assets/liabilities held for trading: These headings in the accompanying consolidated balance sheets include the financial assets and liabilities acquired with the intention of generating a profit from short-term fluctuations in their prices or from differences between their purchase and sale prices.
These headings also include financial derivatives not considered to qualify for hedge accounting and, in the case of financial liabilities held for trading, the financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed (“short positions”).
- Other financial assets and financial liabilities at fair value through profit or loss: These headings in the accompanying consolidated balance sheets include, among others, those are not held for trading but are:
•	Assets and liabilities which have the nature of hybrid financial assets and liabilities and contain an embedded derivative whose fair value cannot reliably be determined.

•	Financial assets that are managed jointly with “liabilities under insurance contracts” measured at fair value, with financial derivatives whose purpose and effect is to significantly reduce exposure to changes in fair value, or with financial liabilities and derivatives whose purpose is to significantly reduce overall interest rate risk exposure.

These headings include both the investment and customer deposits through life insurance policies in which the policyholder assumes the investment risk (named “Unit-links”).
- Available-for-sale financial assets: these include debt securities not classified as “held-to-maturity investments” or as “financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and those jointly controlled, provided that such instruments have not been classified as “held for trading” or as “other financial assets at fair value through profit or loss”.
- Loans and receivables: this heading relates to the financing granted to third parties, classified on the basis of the nature thereof, irrespective of the nature of the borrower and the form of financing granted, and includes finance leases in which consolidated companies act as lessors.
The consolidated companies generally intend to hold the loans and credits granted by them until their final maturity; therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes any corrections required to reflect the estimated losses on their recovery).
- Held-to-maturity investments: this heading includes debt securities for which the Group, from inception and at any subsequent date, has the intention to hold until final maturity, since it has the financial capacity to do so.
- Financial liabilities at fair value through equity: These include all financial liabilities associated with available-for-sale financial assets arising as a result of a transfer of financial assets in which the Group retains the control and are valued at fair value through equity.
- Financial liabilities at amortized cost: this heading includes, irrespective of their instrumentation and maturity, the financial liabilities not included in any other heading in the consolidated balance sheet which relate to the typical deposit-taking activities carried on by financial institutions.
- Hedging derivatives: this heading includes financial derivatives designated as hedging items. The hedge accounting can be of three types:
•	Fair value hedge: This type of hedging relationships hedge changes in the value of assets and liabilities due to fluctuations in the interest rate and/or exchange rate to which the position or balance to be covered.

•	Cash flow hedge: In a cash flow hedge is hedged the changes in the estimated cash flows arising from financial assets and liabilities and highly probable transactions which an entity plans to carry out.

•	Net investment in a foreign operation hedge: hedges changes in exchange rates for foreign investments made in foreign currency.
b) Measurement of financial instruments and recognition of changes arising from the measurement
All financial instruments are initially recognized at fair value which, in the absence of evidence to the contrary, shall be the transaction price. These instruments will subsequently be measured on the basis of their classification. The recognition of changes arising subsequent to the initial recognition is described below:
The change produced during the year arising from the accrual of interests and similar items are recorded under the headings “Interest and Similar Income” or “Interest Expense and Similar Charges”, as appropriate, in the consolidated income statement of this period. The dividends accrued in the period are recorded under the heading “Income from equity instruments” in the consolidated income statement.
The changes in the measurements after the initial recognition, for reasons other than those of the preceding paragraph, are described below according to the categories of financial assets and liabilities:
- “Financial assets held for trading” and “Financial assets and liabilities at fair value through profit or loss”
Assets and liabilities recognized in these headings in the accompanying consolidated balance sheets are valued at fair value.
Changes arising from the valuation to fair value (gains or losses) are recognized under the heading “Gains or losses on financial assets and liabilities (net)” in the accompanying consolidated income statements. On the other hand, Valuation adjustments by changes in foreign exchange rates are recognized under the heading “Exchange Differences (net)” in the consolidated income statements.
The fair value of the standard financial derivatives included in the held for trading portfolios is equal to their daily quoted price. If, under exceptional circumstances, their quoted price cannot be established on a given date, these derivatives are measured using methods similar to those used to measure over-the-counter (“OTC”) derivatives.

The fair value of OTC derivatives is equal to the sum of the future cash flows arising from the instrument, discounted at the measurement date (“present value” or “theoretical close”); these derivatives are measured using methods recognized by the financial markets, including the net present value (NPV) method and option price calculation models. (See Note 7.2)
Financial derivatives that have as their underlying equity instruments, whose fair value cannot be determined in a sufficiently objective manner and are settled by delivery of those instruments, are measured at cost.
- “Available-for-Sale Financial Assets” and “Financial liabilities at fair value through equity”
Assets and liabilities recognized in these headings in the accompanying consolidated balance sheets are valued at fair value.
Changes arising from the valuation to fair value (gains or losses) are recognized temporarily, net amount, under the heading “Valuation Adjustments — Available-for-Sale Financial Assets” or “Valuation Adjustments — Financial liabilities at fair value through equity” in the accompanying consolidated balance sheets.
Valuation adjustments arising from “Available-for-Sale Financial Assets — Other equity instruments” by changes in foreign exchange rates are recognized temporarily under the heading “Valuation Adjustments — Exchange Differences” in the consolidated balance sheets. Valuation adjustments arising from “Available-for-Sale Financial Assets — Debt securities” by changes in foreign exchange rates are recognized under the heading “Exchange Differences” in the consolidated income statements.
The amounts recognized in the headings “Valuation Adjustments — Available-for-Sale Financial Assets”, “Valuation Adjustments — Financial liabilities at fair value through equity” and “Valuation Adjustments — Exchange Differences” remain in the Group’s consolidated equity until the asset is derecognized from the consolidated balance sheet, at which time those amounts are recognized under the headings “Gains or losses on financial assets and liabilities” or “Exchange Differences” in the consolidated income statements.
On the other hand, the impairment losses (net) in the available-for-sale financial assets during the period are recognized under the heading “Impairment losses (net) — Available-for-sale financial assets” in the consolidated income statements.
- “Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortised cost”
Assets and liabilities recognized in these headings in the accompanying consolidated balance sheets are measured at “amortized cost” using the “effective interest rate” method.
Impairment losses (net) arising in the period are recognized under the heading “Impairment losses (net) — Loans and receivables” or “Impairment losses (net) — Held-to-maturity investments” in the consolidated income statements.
-“Hedging derivatives”
Assets and liabilities recognized in these headings in the accompanying consolidated balance sheets are valued at fair value.
Changes produced subsequent to the designation in the valuation of financial instruments designated as hedged items as well as financial instruments designated as hedging items are recognized based on the following criteria:
•	In the fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized in the heading “Gains or losses on financial assets and liabilities (Net)” in the consolidated income statement.

•	In the cash flow hedges and net investments in a foreign operation hedges, the differences produced in the effective portions of hedging items are recognized temporarily under the heading “Valuation adjustments — Cash flow hedges” and “Valuation adjustments — Hedges of net investments in foreign operations” respectively. These valuation changes are recognized in the heading “Gains or losses on financial assets and liabilities (Net)” in the consolidated income statement in the same period or periods during which the hedged instrument affects profit or loss, when forecast transaction occurs or at the maturity date of the item hedged.

Differences in valuation of the hedging item for ineffective portions of cash flow hedges and net investments in a foreign operation hedges are recognized directly in the heading “Gains or losses on financial assets and liabilities (Net)” in the consolidated income statement.
- “Other financial instruments”
In relation to the aforementioned general criteria, we must highlight the following exceptions:

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.
Valuation adjustments arising on non-current assets held for sale and the liabilities associated with them are recognized with a balancing entry under the heading “Valuation Adjustments - Non-Current Assets Held for Sale” of the consolidated balance sheet.
c) Impairment financial assets
Definition
A financial asset is considered to be impaired — and therefore its carrying amount is adjusted to reflect the effect of its impairment — when there is objective evidence that events have occurred which:
•	In the case of debt instruments (loans and debt securities), give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.

•	In the case of equity instruments, mean that the carrying amount of these instruments cannot be recovered.
As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the year in which the impairment becomes known, and the recoveries of previously recognized impairment losses are recognized in the consolidated income statement for the year in which the impairment is reversed or reduced, with the exception that any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale which are not recognized through consolidated profit or loss but recognized under the heading “Valuation Adjustments — Available for sale Financial Assets” in the consolidated balance sheet.
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
Calculation of impairment financial assets
The impairment on financial assets is determined by type of instrument and the category where is recognized, as follows:
Impairment of debt instruments carried at amortized cost:
Impairment losses determined individually
The quantification of impairment losses of the assets classified as impaired is done on an individual basis in which customers in the amount of their operations is equal to or exceeds €1 million.
The amount of the impairment losses incurred on these instruments relates to the positive difference between their respective carrying amounts and the present values of their expected future cash flows.
The following is to be taken into consideration when estimating the future cash flows of debt instruments:
▪	All the amounts that are expected to be obtained over the residual life of the instrument; including, where appropriate, those which may result from the guarantees provided for the instrument (after deducting the costs required for foreclosure and subsequent sale).

▪	The various types of risk to which each instrument is subject.

▪	The circumstances in which collections will foreseeable be made.
These cash flows are discounted using the original effective interest rate. If a financial instrument has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.
As an exception to the rule described above, the market value of quoted debt instruments is deemed to be a fair estimate of the present value of their future cash flows.
Impairment losses determined collectively

The quantification of impairment losses is determined on a collective basis in the following two cases:
- Assets classified as impaired of customers in which the amount of their operations is less than €1 million.

- Asset portfolio not impaired but which presents an inherent loss.
To estimate the collective loss of credit risk corresponding to operations with resident in Spain (approximately 66% on Loans and receivables of the Group as of December 31, 2007), the BBVA Group uses the parameters set by Annex IX of the Circular 4/2004 from Bank of Spain on the base of its experience and the Spanish banking sector information in the quantification of impairment losses and provisions for insolvencies for credit risk. These parameters will be used until the Bank of Spain validates internal models based on historical experience of the Group.
To estimate the collective loss of credit risk corresponding to operations with nonresident in Spain registered in foreign subsidiaries, we apply methods and similar criteria, taking as reference the Bank of Spain parameters but adapting the default’s calendars to the particular circumstances of the country. However, in Mexico for consumer loans, credit cards and mortgages portfolios, as well as for credit investment maintained by the Group in the United States are using internal models for calculating the impairment losses based on historical experience of the Group (approximately 16% of the Loans and Receivables of the Group as of December 31, 2007).
Calculation in Spain
Following is a description of the methodology to estimate the collective loss of credit risk corresponding to operations with resident in Spain:
1. Specific allowance or provision for insolvency risk of the portfolio doubtful
The debt instruments, whoever the obligor and whatever the guarantee or collateral, that have past-due amounts of more than three months, shall be analyzed individually, taking into account the age of the past-due amounts, the guarantees or collateral provided and the economic situation of the customer and the guarantors.
In the case of unsecured transactions and taking into account the age of the past-due amounts, the allowance percentages are as follow:

Age of the past-due amount	Allowance percentage

Up to 6 months	between 4,5% and 5,3%
Over 6 months and up to 12 months	between 27,4% and 27,8%
Over 12 months and up to 18 months	between 60,5% and 65,1%
Over 18 months and up to 24 months	between 93,3% and 95,8%
Over 24 months	100%

In the case of transactions secured by completed houses when the total exposure is equal or exceeds 80% of the value of the guarantee or collateral and taking into account the age of the past-due amounts, the allowance percentages are as follow:

Age of the past-due amount	Allowance percentage

Less than 3 years	2%
Over 3 years and up to 4 years	25%
Over 4 years and up to 5 years	50%
Over 5 years and up to 6 years	75%
Over 6 years	100%

In the rest of transactions secured by real property taking into account the age of the past-due amounts, the allowance percentages are as follow:

Age of the past-due amount	Allowance percentage

Up to 6 months	between 3,8% and 4,5%
Over 6 months and up to 12 months	between 23,3% and 23,6%
Over 12 months and up to 18 months	between 47,2% and 55,3%
Over 18 months and up to 24 months	between 79,3% and 81,4%
Over 24 months	100%

Debt instruments classified as doubtful for reasons other than customer arrears shall be analyzed individually.
2. General allowance or provision of the portfolio into force
The debt instruments, whoever the obligor and whatever the guarantee or collateral, that do not have individually objective of impairment are collectively assessed, including the assets in a group with similar credit risk characteristics, sector of activity of the debtor or the type of guarantee.
The allowance percentages of hedge are as follows:
- Negligible risk: 0%
- Low risk: 0.20% - 0.75%
- Medium-low risk: 0.50% - 1.88%
- Medium risk: 0.59% - 2.25%
- Medium-high risk: 0.66% - 2.50%
- High risk: 0.83% - 3.13%
3. Country Risk Allowance or Provision
Country risk is understood as the risk associated with customers resident in a specific country due to circumstances other than normal commercial risk. Country risk comprises sovereign risk, transfer risk and other risks arising from international financial activity.
On the basis of the economic performance, political situation, regulatory and institutional framework, and payment capacity and record, the Group classifies the transactions in different groups, assigning to each group the provisions for insolvencies percentages, which are derived from those analyses.
However, due to the dimension of the Group, and to risk-country management, the provision levels are not significant in relation to the balance of the provisions by constituted insolvencies (As of December 31, 2007, this provision represents a 1.75% in the provision for insolvencies of the Group).
Impairment of other debt instruments
The impairment losses on debt securities included in the “Available-for-sale financial asset” portfolio are equal to the difference between their acquisition cost (net of any principal repayment) and their fair value after deducting any impairment loss previously recognized in the consolidated income statement.
When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as “Valuation Adjustments - Available-for-Sale Financial Assets” and are recognized in the consolidated income statement. If all or part of the impairment losses is subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred.
Similarly, in the case of debt instruments classified as “non-current assets held for sale”, unrealised losses previously recorded in equity are considered to be realised — and are recognized in the consolidated income statement — on the date the instruments are so classified.
Impairment of equity instruments
The amount of the impairment in the equity instruments is determined by the category where is recognized:
a)	Equity instruments measured at fair value: The criteria for quantifying and recognising impairment losses on equity instruments are similar to those for other debt instruments, with the exception that any recovery of previously unrealised losses for an investment in an equity instrument classified as available for sale which are not recognized through profit or loss but recognized under the heading “Valuation Adjustments — Available for sale Financial Assets” in the consolidated balance sheet.

b)	Equity instruments measured at cost: The impairment losses on equity instruments measured at acquisition cost are equal to the difference between their carrying amount and the present value of expected future cash flows discounted at the market rate of return for similar securities. These impairment losses are determined taking into account the equity of the investee (except for valuation adjustments due to cash flow hedges) for the last approved (consolidated) balance sheet, adjusted for the unrealised gains at the measurement date.

Impairment losses are recognized in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses may only be reversed subsequently in the event of the sale of the assets.

2.2.3. RECOGNITION OF INCOME AND EXPENSES
The most significant criteria used by the Group to recognize its income and expenses are summarised as follows:
Interest income and expenses and similar items:
As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method. Specifically, the financial fees and commissions that arise on the arrangement of loans, basically origination and analysis fees must be deferred and recognized in the income statement over the life of the loan. The direct costs incurred in arranging these transactions can be deducted from the amount thus recognized as incurred. Also dividends received from other companies are recognized as income when the consolidated companies’ right to receive them arises.
However, when a debt instrument is deemed to be impaired individually or is included in the category of instruments that are impaired because of amounts more than three months past-due, the recognition of accrued interest in the consolidated income statement is interrupted. This interest is recognized for accounting purposes when it is received.
Commissions, fees and similar items:
Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:
-	Those relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected.

-	Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

-	Those relating to a single act, which is recognized when the single act is carried out.
Non-financial income and expenses:
These are recorded for accounting purposes on an accrual basis.
Deferred collections and payments:
These are recorded for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.
2.2.4. POST-EMPLOYMENT BENEFITS AND OTHER LONG TERM COMMITMENTS TO EMPLOYEES
Following is a description of the most significant accounting criteria relating to the commitments to employees, related to post-employment benefits and other long term commitments, of certain Group companies in Spain and abroad (Note 27).
Commitments valuation: assumptions and gains/losses recognition
The present values of the commitments are quantified on a case-by-case basis. The valuation method used for current employees is the projected unit credit method, which views each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.
In adopting the actuarial assumptions, it is taken into account that:
-	They are unbiased, in that they are neither imprudent nor excessively conservative.

-	They are mutually compatible, reflecting the economic relationships between factors such as inflation, rates of salary increase, discount rates and expected return of assets. The expected return of plan assets in the post-employment benefits is estimated taking into account the market expectations and the distribution of such assets in the different portfolios.

-	The future levels of salaries and benefits are based on market expectations at the balance sheet date for the period over which the obligations are to be settled.

-	The discount rate used is determined by reference to market yields at the balance sheet date on high quality corporate bonds.
Actuarial gains or losses arising from differences between the actuarial assumptions and what had actually occurred, were recognized in the consolidated income statements. The Group did not use the “corridor approach”.

Post-employment benefits
- Pensions
Post-employment benefits include defined contribution and defined obligation commitments.
Defined contribution commitments: the amounts of these commitments are determined, on a case-by-case basis, as a percentage of certain remuneration items and/or as a pre-established annual amount. The current contributions made by the Group’s companies for defined contribution retirement commitments are recognized with a charge to the heading “Personnel Expenses — Contributions to external pension funds” in the accompanying consolidated income statements (Notes 27 and 51).
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
The amounts recognized in the heading “Provisions — Provisions for Pensions and Similar Obligations” (Note 26) are the differences between the present values of the vested obligations for defined obligation retirement commitments at balance sheet date, adjusted by actuarial gains/losses, the prior service cost and the fair value of plan assets, if it is the case, which are to be used directly to settle employee benefit obligations.
The provisions for defined obligation retirement commitments were charged to the heading “Provisions expense (net)” in the accompanying consolidated income statements (Note 51).
The current contributions made by the Group’s companies for defined obligation retirement commitments covering current employees are charged to the heading “Personnel Expenses — Transfers to internal pension provisions” in the accompanying consolidated income statements.
- Early retirements
In 2007, the Group offered certain employees in Spain the possibility of taking early retirement before the age stipulated in the collective labor agreement in force. The corresponding provisions by the Group were recognized with a charge to the heading “Provision Expense (Net) — Transfers to Funds for Pensions and Similar Obligations—Early Retirements” in the accompanying consolidated income statements (Note 27). The present values are quantified on a case-by-case basis and they are recognized in the heading “Provisions — Provisions for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 27).
The commitments to early retirees include the compensation and indemnities and contributions to external pension funds payable during the year of early retirement. The commitments relating to this group of employees after they have reached the age of effective retirement are included in the employee welfare system.
- Post-employment welfare benefits
Certain Group companies have welfare benefit commitments the effects of which extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.
The present values of the vested obligations for post-employment welfare benefits are quantified on a case-by-case basis. They are recognized in the heading “Provisions — Provisions for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 26) and they are charged to the heading “Personnel expenses — Other personnel expenses” in the accompanying income statements (Note 51).
Other long term commitments to employees
Certain Group companies are obliged to deliver partially or fully subsidised goods and services. The most significant employee welfare benefits granted, in terms of the type of compensation and the event giving rise to the commitments are: loans to employees, life insurance, study aid and long-service bonuses.
The present values of the vested obligations for commitments with personnel are quantified on a case-by-case basis. They are recognized in the heading “Provisions — Provisions for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (see Note 26).
The post-employment welfare benefits delivered by the Spanish companies to active employees are recognized in the heading “Personnel expenses — Other personnel expenses” in the accompanying income statements (see Note 51).
Other commitments for current employees are accrued and settled on a yearly basis and thus it is not necessary to record a provision in this regarding.
2.2.5. FOREIGN CURRENCY TRANSACTIONS AND EXCHANGE DIFFERENCES
The Group’s functional currency is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”. The balances in the financial statements of consolidated entities whose functional currency is not the euro are converted to euros as follows:
▪	Assets and liabilities: at the average spot exchange rates as of December 31, 2007, 2006 and 2005.

▪	Income and expenses and cash flows: at the average exchange rates as of December 31, 2007, 2006 and 2005.

▪	Equity items: at the historical exchange rates.
The exchange differences arising on the translation of foreign currency balances to the functional currency of the consolidated entities and their branches are generally recorded in the consolidated income statement, except for the exchange differences arising on non-monetary items whose fair value is adjusted with a balancing item in equity that are recorded under the heading “Valuation Adjustments — Exchange Differences” of the consolidated balance sheet.
The exchange differences arising on the translation to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recorded under the heading “Valuation Adjustments — Exchange Differences” in the consolidated balance sheet until the item to which they relate is derecognized, at which time they are recorded in the income statement.
The breakdown of the balances in foreign currency of the consolidated balance sheet as of December 31, 2007, 2006 and 2005, based on the nature of the related items, was as follows:

	Millions of euros
	2007	2006	2005

Assets -	168,983	126,190	117,409
Cash and balances with Central Banks	10,097	8,858	9,091
Financial held for trading	28,561	22,398	17,137
Available-for-sale financial assets	21,159	14,801	15,477
Loans and receivables	102,987	71,728	66,632
Investments	523	66	63
Tangible assets	2,026	1,661	1,681
Other	3,630	6,678	7,328
Liabilities-	189,683	135,829	127,769
Financial held for trading	1,893	1,879	1,571
Financial liabilities at amortised cost	181,611	128,154	118,666
Other	6,179	5,796	7,532

The breakdown in foreign currencies of the balances in the most significant foreign currency of the consolidated balance sheet as of December 31, 2007, was as follows:

	Millions of euros
		Mexican	Other
	USD	Pesos	foreign	TOTAL

Assets -	73,296	58,449	37,238	168,983
Cash and balances with Central Banks	1,785	5,459	2,853	10,097
Financial held for trading	5,963	20,203	2,395	28,561
Available-for-sale financial assets	10,477	5,227	5,455	21,159
Loans and receivables	52,311	26,436	24,240	102,987
Investments	5	72	446	523
Tangible assets	737	823	466	2,026
Other	2,018	229	1,383	3,630
Liabilities-	95,939	53,021	40,723	189,683
Financial held for trading	1,441	18	434	1,893
Financial liabilities at amortised cost	93,835	49,647	38,129	181,611
Other	663	3,356	2,160	6,179

In 2006 the balances held in foreign currency, approximately 64% of assets and 64% of liabilities were related to transactions in pesos and US dollars.
2.2.6. ENTITIES AND BRANCHES LOCATED IN COUNTRIES WITH HYPERINFLATIONARY ECONOMIES
None of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies as defined by EU-IFRSs required to be applied under the Bank of Spain’s Circular 4/2004. Accordingly, as of December 31, 2007, 2006 and 2005 it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.
2.2.7. NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE
The heading “Non-current Assets Held for Sale” in the accompanying consolidated balance sheets reflects the carrying amount of the assets — composing a “disposal group” or forming part of a business unit that the Group intends to sell (“discontinued operations”) — which will very probably be sold in their current condition within one year from the date on which are classified as such. Therefore, the carrying amount of these assets — which can be financial or non-financial — will foreseeably be recovered through the price obtained on their sale.
Specifically, the assets received by the consolidated entities from their debtors in full or part settlement of the debtors’ payment obligations (foreclosed assets) are treated as non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets.
Symmetrically, the heading “Liabilities Associated with Non-current Assets Held for Sale” in the accompanying consolidated balance sheets reflects the balances payable arising on disposal groups and discontinued operations.
2.2.8. SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES
This heading shows the carrying amount of the sales of assets and income from the services provided by the consolidated Group companies that are not financial institutions. In the case of the Group, these companies are mainly real estate and services companies.
2.2.9. INSURANCE AND REINSURANCE CONTRACTS
In accordance with standard accounting practice in the insurance industry, the consolidated insurance entities credit to the income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are therefore required to accrue at period-end the unearned revenues credited to their income statements and the accrued costs not charged to income.
The most significant accruals recorded by the consolidated entities in relation to direct insurance contracts arranged by them relate to the following (Note 25):
•	Mathematical provisions, which include:
-	Life insurance provisions: these represent the value of the life insurance obligations of the insurance companies at period-end, net of the obligations of the policyholder.

-	Non-life insurance provisions: provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued in the year that has to be allocated to the period from the reporting date to the end of the policy period.
•	Provision for claims: this reflects the total amount of the obligations outstanding arising from claims incurred prior to the reporting date. The insurance companies calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.
•	Provisions for unexpired risks and other provisions, which include:
-	Non-life insurance provisions — unexpired risks: the provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at period-end.

-	Technical provisions for reinsurance ceded: calculated by applying the criteria indicated above for direct insurance, taking account of the cession conditions established in the reinsurance contracts in force.

-	Other technical provisions: the insurance companies have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the measurement of the technical provisions.

-	Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insureds or beneficiaries and the premiums to be returned to policyholders or insureds, as the case may be, based on the behavior of the risk insured, to the extent that such amounts have not been individually assigned to each of them.
The Group controls and monitors the exposure of the insurance companies to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.
Reinsurance assets and Liabilities under insurance contracts -
The heading “Reinsurance Assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recorded by the consolidated insurance entities (Note 17).
The heading “Liabilities under Insurance Contracts” in the accompanying consolidated balance sheets includes the technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end (Note 25).
The income or loss reported by the Group’s insurance companies on their insurance activities is recorded under the heading “Insurance Activity Income” in the consolidated income statement (Note 47).
2.2.10. TANGIBLE ASSETS
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
The period tangible asset depreciation charge is recognized with a balancing entry in the consolidated income statement and is based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Annual Percentage

Buildings for own use	1.33% a 4%
Furniture	8% to 10%
Fixtures	6% to 12%
Office supplies and computerisation	8% to 25%

At each accounting close period, the consolidated entities analyse whether there is any internal or external indication that the net carrying amounts of their tangible assets exceed the related recoverable amounts. If there is such an indication, the carrying amount of the asset in question is reduced to its recoverable amount and the future depreciation charges are adjusted in proportion to the asset’s new remaining useful life and / or to its revised carrying amount.
Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities recognize the reversal of the impairment loss recorded in previous periods and, consequently, adjust the future depreciation charges. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior periods.
Upkeep and maintenance expenses relating to tangible assets held for continued use are charged to the income statement for the period in which they are incurred.
Investment property and other assets leased out under an operating lease:
The heading “Tangible assets — Investment Property” in the consolidated balance sheet reflects the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation at disposal date.
The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to record the impairment losses thereon are the same as those described in relation to tangible assets for continued use.
2.2.11. BUSINESS COMBINATIONS
A business combination is the bringing together of two or more separate entities or businesses into one single entity or group of entities. As a result of a business combination, which is accounted for using the purchase method, the Group obtains control over one or several entities.
The purchase method accounts for business combinations from the perspective of the acquirer. The acquirer must recognize the assets acquired and the liabilities and contingent liabilities assumed, including those not previously recognized by the acquired entity. This method measures the cost of the business combination and the assignation of it, at the date of acquisition, to the identifiable assets, liabilities and contingent liabilities measured at fair value.
In addition, any purchases of minority interests after the date on which the Group obtains control of the acquired are recorded as equity transactions, i.e. the difference between the price paid and the carrying amount of the percentage of minority interests acquired is charged directly to equity.
2.2.12 INTANGIBLE ASSETS
Goodwill
The positive differences between the cost of business combinations and the amount corresponding to the acquired percentage of the net fair value of the assets, liabilities and contingent liabilities of the acquired entity are recorded as goodwill on the asset side of the consolidated balance sheet. Goodwill represents the future economic benefits from assets that cannot be individually identified and separately recognized. Goodwill is not amortized and is subject periodically to an impairment analysis. Any impaired goodwill is written off.
Goodwill is allocated to one or more cash-generating units expected to benefit from the synergies arising from business combinations. The cash-generating units represent the Group’s smallest identifiable business and/or geographical segments as managed internally by its directors within the Group.
The cash-generating units to which goodwill has been allocated are tested for impairment based on the carrying amount of the unit including the allocated goodwill. Such testing is performed annually or whenever there is an indication of impairment.
For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the minority interest, shall be compared with its recoverable amount. The resulting loss shall be apportioned by reducing, firstly, the carrying amount of the goodwill allocated to that unit and, secondly, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This shall be done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. It will be taken into account that no impairment of goodwill attributable to the minority interest may be recognized. In any case, impairment losses on goodwill can never be reversed.
Other intangible assets
These assets can have an “indefinite useful life” — when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities — or a “finite useful life”, in all other cases.
The Group has not recognized any intangible assets with indefinite useful life.
Intangible assets with finite useful life are amortized over those useful lives using methods similar to those used to depreciate tangible assets.

In both cases the consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment Losses (Net) — Other Intangible Assets” in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior periods are similar to those used for tangible assets.
2.2.13. INVENTORIES
Inventories are assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such sale, or that are to be consumed in the production process or in the rendering of services. The balance of the heading “Other Assets — Inventories” in the accompanying consolidated balance sheets included the land and other property held for sale by the development business entities of the Group’s real state companies (Note 21).
Inventories are measured at the lower of cost and net realisable value, which is the estimated selling price of inventories in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
The amount of any write-down of inventories, such as that reflecting damage, obsolescence, and reduction of the sale price, to net realisable value and any other losses is recognized as an expense in the period in which the write-down or loss occurs. Subsequent reversal of any write-down is recognized in the consolidated income statement for the period in which it occurs.
When inventories are sold, the carrying amount of those inventories is derecognised and recorded as an expense in the period in which the related revenue is recognized. The expense is included under the heading “Cost of Sales” in the accompanying consolidated income statement (Note 49) when it corresponds to activities relating to the provision of non-financial services, or under the heading “Other Operating Expenses” in other cases (Note 50).
2.2.14. TAX ASSETS AND LIABILITIES
The Spanish corporation tax expense and the expense for similar taxes applicable to the consolidated entities abroad are recognized in the consolidated income statement, except when they result from transactions the profits or losses on which are recognized directly in equity, in which case the related tax effect is also recognized in equity.
The current income tax expense is calculated by aggregating the current tax arising from the application of the related tax rate to the taxable profit (or tax loss) for the period (after deducting the tax credits allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the income statement.
Deferred tax assets and liabilities include temporary differences, measured at the amount expected to be payable or recoverable on future fiscal years for the differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carry forwards. These amounts are measured applying to each temporary difference the tax rates that are expected to apply in the period when the asset is realised or the liability settled (Note 35).
Deferred tax assets are recognized to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilized.
The deferred tax assets and liabilities recognized are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.
2.2.15. FINANCIAL GUARANTEES
“Financial guarantees” are defined as contracts whereby the Group undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have.
Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost, (see Note 2.2.2).
The provisions made for these transactions are recognized under “Provisions — Provisions for Contingent Liabilities and Commitments” on the liability side in the accompanying consolidated balance sheet (Note 26). These provisions are recognized and reversed with a charge or credit, respectively, to “Provisions (Net)” in the consolidated income statement.

2.2.16. LEASES
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
2.2.17. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES
Provisions are existing obligations arising from legal or contractual requirements, valid expectations created by Group companies in third parties regarding the assumption of certain types of responsibilities, or virtual certainty as to the future course of regulation in particular respects, especially proposed new legislation that the Group cannot avoid.
Provisions are recognized in the balance sheet when each and every one of the following requirements is met: the Group has an existing obligation resulting from a past event and, at the balance sheet date, it is more likely than not that the obligation will have to be settled; it is probable that to settle the obligation the entity will have to give up resources embodying economic benefits; and a reliable estimate can be made of the amount of the obligation.
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
Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by the occurrence or non-occurrence of, events beyond the control of the Group. Contingent assets are not recognized in the balance sheet or in the income statement; however, they are disclosed in the notes to financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.
2.2.18. TRANSFERS OF FINANCIAL ASSETS AND DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES
The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties. If substantially all the risks and rewards are transferred to third parties, the transferred financial asset is derecognised and, at the same time, any right or obligation retained or created as a result of the transfer is recognized.
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
2.2.19. OWN EQUITY INSTRUMENTS
The balance of the heading “Stockholders’ Equity — Treasury Shares” in the accompanying consolidated balance sheets relates mainly to Bank shares held by certain consolidated companies as of December 31, 2007, 2006 and 2005. These shares are carried at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Stockholders’ Equity-Reserves” in the accompanying consolidated balance sheets (Note 33).
2.2.20. EQUITY-SETTLED SHARE-BASED PAYMENT TRANSACTIONS
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
Market conditions shall be taken into account when estimating the fair value of the equity instruments granted, thus, their evolution will not be reflected on the profit and loss account. Vesting conditions, other than market conditions, shall not be taken into account when estimating the fair value of the shares at the measurement date. Instead, vesting conditions shall be taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognized for goods or services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. As a consequence the effect of vesting conditions other than market conditions, will be recognized on the profit and loss account with the corresponding increase in equity.
2.2.21. TERMINATION BENEFITS
Termination benefits must be recognized when the company is committed to severing its contractual relationship with its employees and, to this end, has a formal detailed redundancy plan. There were no redundancy plans in the Group entities, so it is not necessary to recognize a provision for this issue.
2.2.22. CONSOLIDATED CASH FLOW STATEMENTS
For the preparation of the consolidated cash flow statements the indirect method has been used. This method starts from the entity’s consolidated profit or loss and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.
For the preparation of cash flow statements is taken into consideration the following concepts:
a) Cash flows: Inflows and outflows of cash and cash equivalents, the latter being short-term, highly liquid investments subject to a low risk of changes in value, such as balances with central banks, short-term Treasury bills and notes, and demand balances with other credit institutions.
b) Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investing or financing activities.
c) Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents.
d) Financing activities: Activities that result in changes in the size and composition of equity and of liabilities that do not form part of operating activities
2.3 EU-IFRS RECENT PRONOUNCEMENTS
a) Standards and Interpretations effective in the present period
In the current fiscal year, the Group has adopted IFRS 7 “Financial Instruments: Disclosures” which is effective for annual periods beginning on or after 1 January 2007, as well as the changes made to IAS 1 “Presentation of Financial Statements” in connection with the capital disclosures.
As a result of the adoption of IFRS 7 and the amendments to IAS 1, the qualitative and quantitative disclosures of the consolidated financial statements relating to financial instruments and capital management detailed in Notes 7, 12 and 14, have been extended.
Moreover, these have also been effective for the first time this year the following interpretations: IFRIC 7 “Applying the Restatement Approach under IAS 29 Financial reporting in Hyperinflationary Economies”, IFRIC 8 “Scope of IFRS 2,” IFRIC 9 “Reassessment of Embedded Derivatives” and IFRIC 10 “Interim Financial Reporting and Impairment”. The application of these interpretations had no impact on consolidated financial statements of the Group.
b) New standards and Interpretations issued
At the date of preparation of the consolidated financial statements new IFRS’s (International Financial and Reporting Standards) and interpretations (IFRIC’s) have been issued, which are not required to be applied as of December 31, 2007, although in some cases earlier application is encouraged. The Group has not yet applied any of the following Standards to its consolidated financial statements.
IFRS 8 “Operating Segments”
It will be effective for annual periods beginning on or after 1 January 2009.
This new standard replaces IAS 14 “Segment Reporting”. The main novelty is the adoption of an approach to management reporting business segments. The information reported will be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments.

In the information to present, the segments identified and the criteria used to identify the segments, will coincide with those used internally by the Management, even though they do not meet the criteria IFRS of the financial statements.
This standard will not have an impact on balance sheet and/or income statement, but that will affect the breakdown of the information by segments of the Report.
IFRIC 11 “IFRS 2—Group and Treasury Share Transactions”
It will be effective for annual periods beginning on or after 1 March 2007, early application is permitted.
This interpretation discusses how to apply IFRS 2 Share-based payment arrangements involving an entity’s own equity instruments or equity instruments of another entity in the same group. The IFRIC indicates that the transactions for which payment has been agreed in shares of the entity or other entity of the group are treated as if they were to be settled with Company’s own equity, regardless of how they are to obtain the necessary equity instruments.
The Group does not anticipate that adoption of IFRIC 11 will have any effects on its financial position, results of operations or cash flows.
IAS 23 (Revised) “Borrowing Costs”
It will be effective for annual periods beginning on or after 1 January 2009, early application is permitted.
The revision to IAS 23 removes the option of immediately recognising as an expense borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is one that takes a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalise such borrowing costs as part of the cost of the asset.
The Group does not anticipate that adoption of IAS 23 will have any effects on its financial position, results of operations or cash flows.
IFRIC 13 “Customer Loyalty Programmes”
It will be effective for annual periods beginning on or after 1 July 2008, early application is permitted.
This IFRIC 13 establishes the accounting procedure for the customer loyalty programmes used by entities to provide customers with incentives to buy their goods or services. If a customer buys goods or services, the entity grants the customer award credits (often described as “points”). The customer can redeem the award credits for awards such as free or discounted goods or services. The entity may operate the customer loyalty programme itself or participate in a programme operated by a third party.
The interpretation requires entities to allocate part of the incomes of the initial sale to exchangeable bond, recognizing them as income only when they have fulfilled their obligations by providing such awards or paying third parties to do so.
The Group does not anticipate that adoption of IFRIC 13 will have any effects on its financial position, results of operations or cash flows
IAS 1 Revised — Presentation of Financial Statements
The revised standard will come into effect for the annual periods beginning on or after 1 January 2009, but early adoption is permitted.
The main changes from the previous version are to require that an entity must:
▪	The “statement of changes in equity” will present the amounts of transactions with owners in their capacity as owners, such as equity contributions, reacquisition of the entity’s own equity instruments and dividends.

▪	Present all non-owner changes in equity (that is, ‘comprehensive income’) either in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). Components of comprehensive income may not be presented in the statement of changes in equity.
Also, introduce new disclosures requirements when the entity applies an accounting policy retrospectively or makes a restatement of the previous Financial Statement. The names of some Financial Statements are change to reflect more clearly its function. (i.e. the Balance Sheet is renamed as Statement of Financial Position).
No material effects are expected with the application of this Standard in the Group.
IFRIC 14 IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

It will be effective for annual periods beginning on or after 1 January 2008, early application is permitted.
IFRIC 14 provides general guidance on how to assess the limit in IAS 19 Employee Benefits on the amount of the surplus that can be recognized as an asset. It also explains how pension assets or liabilities are affected when an statutory or contractual minimum funding requirement exists, establishing the requirement of recognizing an additional liability only to the extent that the contributions payable will not be available as a refund or reduction in future contributions.
The Group does not anticipate that adoption of this IFRIC will have any effects on its financial statements.
IFRS 3 Revised — Business Combinations — and modification of IAS 27 — Consolidated and Separate Financial Statements
These standards will be effective for annual periods beginning on or after 1 January 2009. An entity shall apply them prospectively from the period beginning after 30 June 2007.
IFRS 3 (Revised) and the modifications of IAS 27 represent some significant changes in various aspects related to the accounting for Business Combinations that, in general, make more emphasis in the use of the fair value. Some of the main changes are: the acquisition costs, which will be registered as expense compared to current treatment of increasing the cost of the business combination; acquisitions achieved in stages, in which at the time the acquirer held the control, re-measured at fair value the ownership interest; or the existence of the option to measure at fair value the minority interests in the acquired business, compared to current treatment of measuring its proportional share at fair value of the net assets acquired.
The Group still has not evaluated the possible impact that the application of this standard might have on the future business combinations and its respective effects in the consolidated financial statements.
IFRS 2 Revised — Share-based Payment
The amendment will apply for annual periods beginning on or after 1 January 2009, with earlier application permitted.
The amendment clarifies that vesting conditions are service conditions and performance conditions only, and that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.
No material effects are expected with the application of this standard in the Group.
IFRIC 12 Service Concession Arrangements
This Interpretation will be applied for annual periods beginning on or after 1 January 2008, with earlier application is permitted.
The service concessions are agreements in which a government or other public entity awarded contracts for providing of public services to private sector operators. The control of the assets remains in government hands, but the private operator is responsible for construction activities as well as management and maintenance of public infrastructure. IFRIC 12 gives guidance on how concession entities must apply IFRS in accounting for the rights and obligations in such agreements.
The Group does not anticipate that adoption of this IFRIC will have a significant effect on its financial statements.
3. BANCO BILBAO VIZCAYA ARGENTARIA GROUP
Banco Bilbao Vizcaya Argentaria, S.A. is the Group’s parent company. Its individual financial statements are prepared on the basis of the accounting policies and methods contained in Bank of Spain Circular 4/2004. (See Note 1.2)
The Bank represented approximately 62% of the Group’s assets and 46% of consolidated profit before tax as of December 31, 2007 (65% of the assets and 33% of consolidated profit before tax as of December 31, 2006 and 63% of the assets and 27% of the profits as of December 31, 2005), after the related consolidation adjustments and eliminations.
Summarised below are the financial statements of BBVA as of December 31, 2007, 2006 and 2005:

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
BALANCE SHEETS AS OF DECEMBER 31, 2007, 2006 AND 2005 (SUMMARIZED)

	Millions of euros
ASSETS	2007	2006	2005

CASH AND BALANCES WITH CENTRAL BANKS	12,216	3,264	2,708

FINANCIAL ASSETS HELD FOR TRAIDING	41,180	35,899	31,224

AVAILABLE-FOR-SALE FINANCIAL ASSETS	18,709	17,536	32,895

LOANS AND RECEIVABLES	246,722	213,028	183,251

HELD-TO-MATURITY INVESTMENTS	5,584	5,906	3,959

HEDGING DERIVATIVES	779	1,759	2,505

NON-CURRENT ASSETS HELD FOR SALE	49	26	30

INVESTMENT	21,668	14,160	13,297

INSURANCE CONTRACTS LINKED TO PENSIONS	2,004	2,114	2,090

TANGIBLE ASSET	1,870	2,093	2,061

INTANGIBLE ASSETS	90	63	52

TAX ASSETS	3,227	3,276	3,940

ACCRUED INCOME	328	505	512

OTHER ASSETS	440	562	617

TOTAL ASSETS	354,866	300,191	279,141

	Millions of euros
TOTAL LIABILITIES AND EQUITY	2007	2006	2005

LIABILITIES

FINANCIAL LIABILITIES HELD FOR TRADING	18,545	13,658	14,580

FINANCIAL LIABILITIES AT AMORTISED COST	303,629	258,697	242,038

CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—	—

HEDGING DERIVATIVES	1,765	2,088	947

PROVISIONS	6,637	6,926	6,376

TAX LIABILITIES	1,715	1,250	1,580

ACCRUED EXENSES AND DEFERRED INCOME	867	736	763

OTHER LIABILITIES	103	105	7

TOTAL LIABILITIES	333,261	283,460	266,291

EQUITY

VALUATION ADJUSTMENTS	2,888	2,264	1,810

SHAREHOLDER’S EQUITY	18,717	14,467	11,040

Capital	1,837	1,740	1,662

Share premium	12,770	9,579	6,658

Reserves	2,257	2,086	2,002

Other equity instruments	49	26	—

Less: Treasury shares	(129)	(40)	(30)

Profit attributed to the Group	3,612	2,440	1,918

Less: Dividends and remuneration	(1,679)	(1,364)	(1,170)

TOTAL EQUITY	21,605	16,731	12,850

TOTAL EQUITY AND LIABILITES	354,866	300,191	279,141

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
INCOME STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (SUMMARIZED)

	Millions of euros
	2007	2006	2005

INTEREST AND SIMILAR INCOME	13,785	9,556	7,169

INTEREST EXPENSE AND SIMILAR CHARGES	(10,933)	(6,977)	(4,474)

INCOME FROM EQUITY INSTRUMENTS	1,810	1,529	1,057

NET INTEREST INCOME	4,662	4,108	3,752

FEE AND COMMISSION INCOME	2,174	2,062	1,929

FEE AND COMMISSION EXPENSES	(381)	(330)	(331)

GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (NET)	1,706	1,246	530

EXCHANGE DIFFERENCES (NET)	266	236	133

GROSS INCOME	8,427	7,322	6,013

OTHER OPERATING INCOME	77	70	81

PERSONNEL EXPENSES	(2,238)	(2,158)	(2,014)

OTHER ADMINISTRATIVE EXPENSES	(982)	(849)	(804)

DEPRECIATION AND AMORTISATION	(209)	(201)	(197)

OTHER OPERATING EXPENSES	(78)	(65)	(63)

NET OPERATING INCOME	4,997	4,119	3,016

IMPAIRMENT LOSSES (NET)	(621)	(645)	(442)

PROVISION EXPENSE (NET)	(287)	(1,024)	(379)

OTHER GAINS	394	615	108

OTHER LOSSES	(236)	(35)	(35)

INCOME BEFORE TAX	4,247	3,030	2,268

INCOME TAX	(635)	(590)	(350)

INCOME FROM ORDINARY ACTIVITIES	3,612	2,440	1,918

INCOME FROM DISCONTINUED OPERATIONS (NET)	—	—	—

INCOME FOR THE YEAR	3,612	2,440	1,918

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (SUMMARIZED)

	Millions of euros
	2007	2006	2005

NET INCOME RECOGNISED DIRECTLY IN EQUITY	624	454	877

Available-for-sale financial assets	583	453	992

Financial liabilities at fair value through equity	—	—	—

Cash flow hedges	15	(29)	(65)

Hedges of net investments in foreign operations	—	—	—

Exchange differences	26	30	(50)

Non-current assets held for sale	—	—	—

INCOME FOR THE YEAR	3,612	2,440	1,918

TOTAL INCOME AND EXPENSES FOR THE YEAR	4,236	2,894	2,795

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (SUMMARIZED)

	Millions of euros
	2007	2006	2005

CASH FLOW FROM OPERATING ACTIVITIES

Profit for the year	3,612	2,440	1,918

Adjustment to profit:	1,543	2,036	1,414

Adjusted profit	5,155	4,476	3,332

Net increase/decrease in operating assets	(38,241)	(17,527)	(35,679)

Financial assets held for trading	(5,280)	(4,676)	2,562

Available-for-sale financial assets	(343)	15,574	(4,130)

Loans and receivables	(34,030)	(30,201)	(34,134)

Other operating assets	1,412	1,776	23

Net increase/decrease in operating liabilities	48,399	15,204	35,213

Financial liabilities held for trading	4,887	(922)	2,844

Financial liabilities at amortised cost	44,203	15,833	33,984

Other operating liabilities	(691)	293	(1,615)

Total net cash flows from operating activities (1)	15,313	2,153	2,866

CASH FLOWS FROM INVESTING ACTIVITIES

Investments (-)	(8,208)	(4,456)	(2,982)

Divestments (+)	990	1,690	267

Total net cash flows from investing activities (2)	(7,218)	(2,766)	(2,715)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance/Redemption of capital (+/-)	3,263	2,960	—

Acquisition of own equity instruments (-)	(12,001)	(4,728)	(2,619)

Disposal of own equity instruments (+)	11,888	4,760	2,615

Issuance/Redemption of other equity instruments (+/-)	23	26	—

Issuance/Redemption of subordinated liabilities (+/-)	72	64	702

Issuance/Redemption of other long-term liabilities (+/-)	—	—	—

Dividends paid (-)	(2,434)	(1,916)	(1,601)

Other items relating to financing activities (+/-)	41	1	(115)

Total net cash flows from financing activities (3)	852	1,167	(1,018)

EFFECT OF EXCHANGE RATE CHANGES ON CASH OR CASH EQUIVALENTS (4)	5	2	(2)

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	8,952	556	(869)

Cash or cash equivalents at beginning of year	3,264	2,708	3,576

Cash or cash equivalents at end of year	12,216	3,264	2,707

The total assets of the Group’s most significant subsidiaries as of December 31, 2007, 2006 and 2005 are as follows:

	Millions of euros
COUNTRY	2007	2006	2005

Mexico	65,556	55,992	59,220
USA & Puerto Rico	44,358	14,682	9,388
Chile	8,835	6,415	6,468
Venezuela	7,156	6,824	5,133
Colombia	5,922	4,797	4,741
Peru	5,650	4,464	4,556
Argentina	4,798	4,595	4,273

The finance income of the Group’s most significant subsidiaries as of December 31, 2007, 2006 and 2005 are as follows:

	Millions of euros
COUNTRY	2007	2006	2005

Mexico	6,083	5,886	5,495
USA & Puerto Rico	1,476	566	379
Chile	776	429	487
Venezuela	770	573	454
Colombia	589	437	291
Peru	395	326	251
Argentina	390	376	398

The Appendices I to III provide relevant information as of December 31, 2007 on the consolidated entities in the Group, as well as those accounted for using the equity method.
Following is the detail of companies forming part of the BBVA Banco Continental (Peru) Group and BBVA Banco Provincial (Venezuela) which, although less than 50% owned by the Group, as of December 31, 2007, are fully consolidated because the agreements entered into with the other shareholders give the Group effective control (Note 2.b):

COMPANY	% Voting Rights	% Ownership

Banco Continental, S.A.	92.08	46.04
Continental Bolsa, Sociedad Agente de Bolsa, S.A.	100	46.04
Continental Sociedad Titulizadora, S.A.	100	46.04
Continental S.A. Sociedad Administradora de Fondos	100	46.04
Inmuebles y Recuperaciones Continental, S.A.	100	46.04
Banco Provincial Overseas N.V.	100	48.01

Appendix V includes a detail of the fully consolidated subsidiaries which, based on the information available, were more than 5% owned by non-Group shareholders as of December 31, 2007.
The changes in the ownership interests held by the Group in the most significant subsidiaries and the situation of these interests as of December 31, 2007 were as follows:
Mexico
The presence of the BBVA Group in Mexico began in July 1995 when the Grupo Financiero BBV-Probursa, S.A. de C.V. and the companies in its group, joined the Group. In July 2000, it was carried out to merge Grupo Financiero BBV-Probursa, S.A. de C.V. into Grupo Financiero Bancomer, S.A. de C.V., which placed the Group’s holding in Grupo Financiero Bancomer in a 36.6%.
After successive acquisitions of share capital of Grupo financiero Bancomer, in 2004 BBVA Group carried out a tender offer (OPA) on the part of the share capital of Grupo Financiero BBVA Bancomer, S.A. de C.V., which was not owned by the bank, to reach 99.70%.
As of December 31, 2007 BBVA held an ownership interest of 99.97% in the share capital of Grupo BBVA Financiero Bancomer, S.A. de C.V.
United States
In recent years, the Group has expanded its presence in the United States through the acquisition of several financial groups operating in various states:
•	BBVA Bancomer USA, (formerly Valley Bank) located in California in October 2004.

•	Laredo National Bancshares, Inc., located in Texas; in April 2005.

•	Texas Regional Bancshares Inc. located in Texas; in November 2006.
In 2007 the Group has expanded its presence in the United States through the acquisition of 100% of share capital of Compass Bancshares Inc. and State National Bancshares Inc. taking control of these entities and the companies of their groups.
In 2007 was the integration of holding companies of the three financial groups located in Texas (Laredo National Bancshares Inc., Texas Regional Bancshares Inc. and State National Bancshares Inc.) with the holding Compas Bancshares Inc., in a single company called BBVA USA Bancshares, Inc.

Chile
The presence of the BBVA Group in Chile began in September 1998 when the Group acquired a 44% stake in Banco BHIF, S.A. (currently BBVA Chile, S.A.) and assumed the management of the group headed by this Chilean financial institution, increasing its stake in successive acquisitions.
On March 3, 2006, BBVA purchased 0.43% of BBVA Chile’s share capital for €3.7 million, increasing BBVA’s share capital in BBVA Chile to 67.05%. As the share capital of BBVA in BBVA Chile was higher than two thirds of BBVA Chile’s total share capital, BBVA in compliance with Chilean legislation launched a public tender offer for all of BBVA Chile’s share capital. After the acceptance of the public tender offer, BBVA’s share capital in BBVA Chile has increased to 68.17%, which is maintained as of December 31, 2007.
As of December 31, 2007, Bank of New York, a foreign non-BBVA Group credit institution, in its capacity as a depository in the American Depositary Receipts (ADR’s) programme, held a significant ownership interest of 15.59% in the fully consolidated company Administrador de Fondos de Pensiones AFP Provida. The ownership interest held by the BBVA Group in AFP Provida as of December 31, 2007 was 64.32%.
Venezuela
In March 1997, the Group acquired 40% of the share capital of Banco Provincial, S.A. and higher-percentage holdings in the other Provincial Group companies; consequently, it assumed the management of this group. Further acquisitions made in subsequent years raised the Bank’s holding in the Provincial Group to 55.60% as of December 31, 2007.
Colombia
In August 1996, the Group acquired 40% of the ordinary shares (equal to 35.1% of the total share capital) of Banco Ganadero, S.A. (currently BBVA Colombia, S.A.) assuming the management of it and its group of companies.
On December 31, 2005, BBVA Colombia acquired 98.78% of Banco Granahorrar, S.A., proceeding to merger both entities on May 2006.
The ownership interest held by the Group as of December 31, 2007 was 95.43%.
Peru
The presence of the BBVA Group in Peru began in April 1995, date on which the Group acquired 50% of the share capital of Holding Continental, S.A. and assumed the management of the financial group headed by Banco Continental, S.A. The ownership interest held by the Group as of December 31, 2007 was 92.08%.
Argentina
The presence of the BBVA Group in Argentina began in December 1996, when the Group acquired 30% of BBVA Banco Francés, S.A. (formerly Banco Francés Río de la Plata, S.A.) assuming the management of the company and its affiliates (including as insurance companies of Consolidar Group). Subsequent acquisitions of market and capital increases have lifted, as of December 31, 2007, the percentage of participation up to 76.06%.
As indicated in Note 1, the main activity carried out by the Group, is the financial activity. However, the Group has developed other activities, including real estate management, insurances and operating leases. Following is the detail of contribution to the total assets as of December 31, 2007 and consolidated income of the Group of those companies that develop non-financial activities.

		% of the	Total income of
	Total assets	total	the period	% of the total
	contributed to the	assets of	contributed to	income of the
	Group	the Group	the Group	Group

Insurance Entities	14,663	2.92	508	8.29
Operating lease Entities	1,667	0.33	3	0.05
Real Estate Entities	1,102	0.22	80	1.30

The most noteworthy acquisitions and sales of subsidiaries in 2007, 2006 and 2005 were as follows:
Changes in the group in 2007
-	On January 3, 2007 the Group closed the transaction to purchase State National Bancshares Inc. with an investment of 488 million dollars (€378 million), generating a goodwill of €270 million. (Note 19)

Compass Bancshares Inc. acquisition

On September 7, 2007 the Group acquired 100% of the share capital of Compass Bancshares Inc., (“Compass”) a U.S. banking Group listed in NASDAQ, which conducts its main business activity in the states of Alabama, Texas, Florida, Arizona, Colorado and New Mexico.

The consideration paid to former Compass stockholders for the acquisition was $9,115 million, (€6,672 million). The Group paid $4,612 million (€3,385 million) in cash and delivered 196 million of shares issued, which represent 5.5% of the current share capital of BBVA.

The General Shareholder’s meeting celebrated on June 21, 2007 approved the transaction and the consequent capital stock increase. This capital increase took place on September 10, 2007 at an issuance rate of €16.77 per share, the closing market price of the BBVA’s shares at September 6, 2007, in accordance with the resolutions adopted by the BBVA’s general shareholders’ meeting (Note 30).

BBVA financed the cash consideration in this transaction with internal resources, among which are the funds raised through the sale of its 5,01% stake in Iberdrola, S.A. in February 2007 (Note 48), which represented a net capital gain of €696 million.

The expenses directly attributable to the acquisition amounted to €21 million. The goodwill estimated at the time of purchase was €4,901 million euros.

The provisional goodwill as of December 31, 2007 was €4,548 million and the change from the date of acquisition are shown in Note 19.

Total assets and liabilities of Compass as of December 31, 2007 amounted to €31,210 and €23,174 million, respectively, and represent a 6.2% and 4.9% of the total assets and liabilities of the Group.

The Compass Group contribution to the consolidated income statement of BBVA Group from September 7, 2007 to December 31, 2007 was €70 million, a 1.1% of total profit and loss of the Group as of December 31, 2007. If the business combination had been as of the beginning of 2007, it would have meant an increase of €124 million in the consolidated income statement of the BBVA Group in 2007, after making the corresponding homogenization and consolidation adjustments.
Changes in the group in 2006
The most noteworthy acquisitions and sales of subsidiaries in 2006 were as follows:

On July 28, 2006, Telefónica España, S.A., on behalf of the liquidity mechanism to integrate Uno-E Bank, S.A., as established in the agreement entered into by Terra (subsequently merged into Telefónica España, S.A.) and the Group BBVA, proceeded on January 10, 2003 to start selling to BBVA its 33% ownership interest in Uno-E Bank, S.A. for an aggregated amount of €148.5 million, reaching BBVA a 100% ownership of Uno-E Bank, S.A.

In May 2006 BBVA acquired a 51% ownership interest in Forum, a Chilean company specialising in car purchase financing, through the Chilean entities Forum Distribuidora, S.A. and Forum Servicios Financieros, S.A. (which in turn own all the shares of ECASA, S.A.), giving rise to the incorporation of BBVA Financiamiento Automotriz. The goodwill recognised as of December 31, 2006 amounted to €51 million.

On April 5, 2006 the Group sold its 51% ownership interest in Banc Internacional d’Andorra, S.A. for €395 million, which gave rise to a gain of €184 million.

On November 10, 2006 the Group acquired Texas Regional Bancshares Inc. through the investment of $2,141 million (€1,674 million). The goodwill recognised as of December 31, 2006 amounted to €1,257 million.

On November 30, 2006 the Group acquired all the shares of the Italian vehicle rental company Maggiore Fleet S.p.A., for €70.2 million, giving rise to goodwill of €35.7 million.
Changes in the group in 2005
On January 6, 2005 pursuant to the agreement entered into in September 2004 and after obtaining the mandatory authorisations, the Group, through BBVA Bancomer, acquired all the shares of Hipotecaria Nacional, S.A. de C.V., a Mexican company specialising in the mortgage business. The price paid was MXP 4,121 million (approximately €276 million) and the goodwill recognised, amounted to €259 million as of December 31, 2005.

On 28 April, 2005 pursuant to the agreement entered into on September 20, 2004 and after obtaining the mandatory authorisations, BBVA acquired all the shares of Laredo National Bancshares, Inc., a bank holding located in Texas (United States) which operates in the banking business through two independent banks: Laredo National Bank and South Texas National Bank. The price paid was $859.6 million (approximately €666 million) and the goodwill recognised amounted to €474 million as of December 31, 2005.

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
4. DISTRIBUTION OF PROFIT
In 2007 the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. resolved to pay the shareholders three interim dividends out of 2007 profit, amounting to a total of €0.456 gross per share. The aggregate amount of the interim dividends declared as of December 31, 2007, net of the amount collected and to be collected by the consolidable Group companies, was €1,661 million and was recorded under “Equity-Dividends and Remuneration” in the related consolidated balance sheet (Note 29). The last of the aforementioned interim dividends, which amounted to €0.152 gross per share and was paid to the shareholders on January 10, 2008, was recorded under the heading “Financial Liabilities at Amortised Cost – Other Financial Liabilities”, in the consolidated balance sheet as of December 31, 2007 (Note 24).
The provisional accounting statements prepared in 2007, by Banco Bilbao Vizcaya Argentaria, S.A. in accordance with legal requirements evidencing the existence of sufficient liquidity for the distribution of the interim dividends were as follows:

	Millions of euros
	31-05-2007	31-08-2007	30-11-2007
	Dividend 1	Dividend 2	Dividend 3

Interim dividend -
Profit at each of the dates indicated, after the provision for income tax	1,301	3,088	3,426
Less -
Estimated provision for Legal Reserve	—	(19)	(19)
Interim dividends paid	—	(539)	(1,109)
Maximum amount distributable	1,301	2,530	2,298
Amount of proposed interim dividend	539	570	570

The Bank’s Board of Directors will propose to the shareholders at the Annual General Meeting that a final dividend of €0.277 per share be paid out of 2007 net profit. Based on the number of shares representing the share capital as of December 31, 2007 (Note 30), the final dividend would amount to €1,038 million and profit would be distributed as follows:

Millions of
euros

Net profit for 2007 (Note 3)	3,612
Distribution:
Dividends
- Interim	1,679
- Final	1,038
Legal reserve	19
Voluntary reserves	876

The distribution of profit per share during 2007, 2006 and 2005 was as follows:

	First	Second	Third
	interim	interim	interim	Final	Total

2005	0.115	0.115	0.115	0.186	0.531
2006	0.132	0.132	0.132	0.241	0.637
2007	0.152	0.152	0.152	0.277	0.733

5. EARNINGS PER SHARE
Basic earnings per share are determined by dividing net profit or losses attributable to the Group in a given period by the weighted average number of shares outstanding during the period.
Diluted earnings per share are determined using a method similar to that used to calculate basic earnings per share; however, the weighted average number of shares outstanding is adjusted to take into account the potential dilutive effect of share options, warrants and convertible debt instruments outstanding at period-end.
The “diluted number” of shares linked to warrants outstanding at period-end is determined in two stages: firstly, the hypothetical liquid amount that would be received on the exercise of these warrants is divided by the annual average price of the share and, secondly, the difference between the amount thus quantified and the present number of potential shares is calculated; this represents the theoretical number of shares issued disregarding the dilutive effect. Profit or loss for the period is not adjusted.
As of December 31, 2007, 2006 and 2005, there were neither instruments nor share based payment to employees that could potentially dilute basic earnings per share.
Therefore:

EARNINGS PER SHARE FOR CONTINUING OPERATIONS	2007	2006	2005

Numerator for basic earnings per share:
Income available to common stockholders (thousands of euros)	6,126	4,736	3,806
Numerator for diluted earnings per share:
Income available to common stockholders (thousands of euros)	6,126	4,736	3,806
Denominator for basic earnings per share (millions of shares)	3,594	3,406	3,391
Denominator for diluted earnings per share (millions of shares)	3,594	3,406	3,391

Basic earnings per share (euros)	1.70	1.39	1.12

Diluted earnings per share (euros)	1.70	1.39	1.12

As of December 31, 2007, 2006 and 2005, there were no discontinued operations that affected the earnings per share calculation for periods presented.
6. BASIS AND METHODOLOGY INFORMATION FOR SEGMENT REPORTING
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
Concerning the structure by segments, the main level is set out by type of business. As of December 19, 2006, the Group adopted a new organizational structure that it has been implemented in January 2007, which is designed to streamline the Group’s corporate structure and give greater weight and autonomy to its business units. The financial information for our business areas for 2006 and 2005 has been prepared on a uniform basis, consistent with our organizational structure in 2007.
The secondary basis of segment reporting relates to geographical segments.
Thus the present composition of the Group’s main business areas as of December 31, 2007, was as follows:
•	Spain and Portugal: this includes the Financial Services unit, i.e., individual customers, small companies and businesses in the domestic market, plus consumer finance provided by Finanzia and Uno-e; the Corporate and Business unit manages SMEs, companies and institutions in the domestic market; the insurance business and BBVA Portugal.

•	Global Businesses: consisting of Global Customers and Markets with the global customers unit, investment banking, trading floor business, distribution and the Group’s activities in Asia; the mutual and pension fund managers in Spain, and domestic and international private banking. And finally, it includes business and real estate projects.

•	Mexico and the United States: this area includes the banking, insurance and pension businesses in Mexico and the United States (including Puerto Rico).

•	South America: this consists of banking, insurance and pension businesses in South America.

•	Corporate Activities: The Corporate Activities area handles the Group’s general management functions. These mainly consist of structural positions for interest rates associated with the euro balance sheet and exchange rates, together with liquidity management and shareholders’ funds. The management of structural risks related to interest rates in currencies other than the euro is handled by the corresponding areas. This area also includes the industrial portfolio management unit and financial shareholdings. It also books the costs from central units that have a strictly corporate function and makes allocations to corporate and miscellaneous provisions, e.g., for early retirement.
The summarized income statements and main activity ratios by business area in 2007, 2006 and 2005 are as follows:

	Millions of euros
	Spain and Portugal			Global Businesses
	2007	2006	2005	2007	2006	2005

NET INTEREST INCOME	4,295	3,747	3,429	124	150	212
Income by the equity method	—	1	—	239	283	52
Net fee income	1,679	1,627	1,496	521	453	385
Income from insurance activities	461	376	309	—	—	—
CORE REVENUES	6,435	5,751	5,234	884	886	649
Gains and losses on financial assets and liabilities	235	215	152	789	498	350
GROSS INCOME	6,670	5,966	5,386	1,673	1,384	999
Net revenues from non-financial activities	51	32	26	130	104	95
Personnel and general administrative expenses	(2,487)	(2,419)	(2,303)	(525)	(418)	(371)
Depreciation and amortization	(109)	(104)	(103)	(11)	(10)	(12)
Other operating income and expenses	26	20	51	4	10	22
OPERATING PROFIT	4,151	3,495	3,057	1,271	1,070	733
Impairment losses on financial assets	(604)	(552)	(489)	(127)	(125)	(108)
- Loan Loss provisions	(595)	(553)	(491)	(127)	(125)	(108)
- Other	(9)	1	2	—	—	—
Provisions (net)	(3)	(3)	—	5	(11)	3
Other income/losses (net)	9	22	21	13	153	27
PRE-TAX PROFIT	3,553	2,962	2,589	1,162	1,087	655
Corporate income tax	(1,156)	(1,040)	(894)	(243)	(218)	(153)
NET PROFIT	2,397	1,922	1,695	919	869	502
Minority interests	—	(3)	(3)	(10)	(7)	(5)
NET ATTRIBUTABLE PROFIT	2,397	1,919	1,692	909	862	497

	Millions of euros
	Mexico and USA			South America			Corporate Activities
	2007	2006	2005	2007	2006	2005	2007	2006	2005

NET INTEREST INCOME	4,304	3,535	2,678	1,657	1,310	1,039	(610)	(368)	(150)
Income by the equity method	3	(2)	—	2	3	(1)	(2)	23	71
Net fee income	1,621	1,390	1,212	919	815	695	(18)	50	152
Income from insurance activities	313	304	229	(11)	(6)	5	(33)	(24)	(57)
CORE REVENUES	6,241	5,227	4,119	2,567	2,122	1,738	(663)	(319)	16
Gains and losses on financial assets and liabilities	254	196	168	201	283	157	1,190	841	441
GROSS INCOME	6,495	5,423	4,287	2,768	2,405	1,895	527	522	457
Net revenues from non-financial activities	7	(4)	(3)	—	—	8	(1)	(1)	(1)
Personnel and general administrative expenses	(2,359)	(1,945)	(1,737)	(1,181)	(1,103)	(933)	(502)	(444)	(419)
Depreciation and amortization	(225)	(126)	(138)	(93)	(93)	(69)	(139)	(139)	(127)
Other operating income and expenses	(121)	(117)	(106)	(40)	(46)	(40)	(14)	(13)	(41)
OPERATING PROFIT	3,797	3,231	2,303	1,454	1,163	861	(129)	(75)	(131)
Impairment losses on financial assets	(930)	(685)	(315)	(269)	(149)	(79)	(7)	9	138
- Loan Loss provisions	(919)	(672)	(289)	(258)	(151)	(70)	(3)	26	146
- Other	(11)	(13)	(26)	(11)	2	(9)	(4)	(17)	(8)
Provisions (net)	21	(73)	(51)	(65)	(59)	(78)	(167)	(1,193)	(329)
Other income/losses (net)	(9)	42	(8)	(18)	—	14	101	771	22
PRE-TAX PROFIT	2,879	2,515	1,929	1,102	955	718	(202)	(488)	(300)
Corporate income tax	(794)	(738)	(556)	(197)	(229)	(166)	311	165	247
NET PROFIT	2,085	1,777	1,373	905	726	552	109	(323)	(53)
Minority interests	(1)	(2)	(3)	(282)	(217)	(173)	4	(6)	(79)
NET ATTRIBUTABLE PROFIT	2,084	1,775	1,370	623	509	379	113	(329)	(132)

The relevant business indicators as of December 31, 2007, 2006 and 2005 were as follows:

	Millions of euros
	Spain and Portugal			Global Businesses			Mexico and USA			South America
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005

Customer lending (1)	199,929	179,370	155,500	35,848	29,049	20,426	53,052	31,449	25,222	21,839	17,366	15,018
Customer deposits (2)	91,928	85,309	73,450	42,742	35,400	43,042	56,820	41,309	39,104	25,310	22,773	21,023
. Deposits	91,862	85,245	73,378	33,517	25,031	26,099	51,358	34,879	33,180	24,545	21,667	19,864
. Assets sold under repurchase agreement	66	64	72	9,225	10,369	16,943	5,462	6,430	5,924	765	1,106	1,159
Off-balance-sheet funds	50,088	52,477	52,881	12,229	11,179	10,252	19,862	18,478	16,977	36,551	33,447	30,978
. Mutual funds	40,024	43,006	44,294	4,859	4,000	3,432	11,214	9,853	8,115	1,725	1,575	1,299
. Pension funds	10,064	9,471	8,587	7,370	7,179	6,820	8,648	8,625	8,862	34,826	31,872	29,679
Other placements	5,217	7,117	7,128	—	—	—	3,127	3,294	2,235	—	—	—
Customer portfolios	9,817	8,181	5,608	9,200	11,342	12,889	12,919	6,941	5,713	—	—	—
Total assets	225,930	203,192	180,496	97,414	85,274	102,115	104,059	71,830	69,147	36,690	30,496	28,248
ROE (%)	36.4	31.1	30.3	33.0	41.8	27.6	47.6	46.7	44.2	32.8	31.8	30.1
Efficiency ratio (%)	35.9	39.2	40.9	29.1	28.1	33.8	36.3	35.9	40.5	42.7	45.9	49.0
Efficiency incl. depreciation and amortization (%)	37.6	41.0	42.8	29.7	28.7	34.9	39.7	38.2	43.8	46.0	49.7	52.6
NPL ratio (%)	0.73	0.55	0.54	0.02	0.04	0.17	1.97	2.19	2.24	2.14	2.67	3.67
Coverage ratio (%)	231.2	315.7	321.8	n.m.	n.m.	940.7	189.1	248.9	251.3	145.6	132.8	109.3

(1)	Gross lending excluding Non Performing Loans (NPLs). Mexico and the United States exclude Bancomer’s old mortgage portfolio.

(2)	Spain and Portugal and Global Businesses include collection accounts and individual annuities. South America includes marketable debt securities. Mexico and the United States exclude deposits and repos issued by Bancomer’s unit and Puerto Rico.
7. RISK EXPOSURE
Activities concerned with financial instruments may involve the assumption or transfer of one or more types of risk by financial entities. The risks associated with financial instruments are:

•	Market risks: these arise as a consequence of holding financial instruments whose value may be affected by changes in market conditions, following is a summary of each of the three components:
•	Currency risk: arises as a result of changes in the exchange rate between currencies.

•	Fair value interest rate risk: arises as a result of changes in market interest rates.

•	Price risk: arises as a result of changes in market prices, due either to factors specific to the individual instrument or to factors that affect all instruments traded on the market.
•	Credit risk: this is the risk that one of the parties to the financial instrument agreement will fail to honour its contractual obligations due to the insolvency or incapacity of the individuals or legal entities involved and will cause the other party to incur a financial loss.

•	Liquidity risk: occasionally referred to as funding risk, this arises either because the entity may be unable to sell a financial asset quickly at an amount close to its fair value, or because the entity may encounter difficulty in finding funds to meet commitments associated with financial instruments.
The Group has developed a global risk management system based on three components: a corporate risk management structure, with segregated functions and responsibilities; a set of tools, circuits and procedures that make up the different risk management systems; and an internal control system.
CORPORATE MANAGEMENT STRUCTURE
The Board of Directors is the body responsible for setting risk policies. The Board hence establishes the general principles defining the target risk profile for the Group. Likewise, it approves the infrastructure required for risk management, the delegation framework and the ceilings system that enable the business to develop in keeping with this risk profile in day-to-day decision-making.
The Lending Committee undertakes periodic analysis and monitoring of risk management within the various levels of delegation of the Bank’s administration bodies. The scope of its functions comprises:
•	Analysing and assessing proposals for Group risk strategy and policies in order to submit them to the Bank’s Standing Committee for approval.

•	Monitoring the degree to which the risks assumed are in line with the specified profile, as a reflection of the Bank’s risk tolerance and expected earnings in view of the risk exposure.

•	Approval of risk operations within the established delegation system.

•	Verification that the Group is provided with the means, systems, structures and resources in line with best practices, to enable it to implement its risk management strategy.

•	Submission of the proposals it considers necessary or appropriate to the Bank’s Standing Committee so that risk management adapts to best practices arising from recommendations on corporate governance or from risk supervisory bodies.
The Group’s risk management system is managed by an independent risk area, which combines a view by risk types with a global view. The Risk Area assures that the risks tools, metrics, historical databases and information systems are in line and uniform. It likewise sets the procedures, circuits and general management criteria.
The Global Risk Committee – composed by those in charge of the group’s risk management has as main tasks the development and implementation of the Group’s risk management model as well as the correct integration of the risk’s costs in the different decision-making processes. The Global Risk Committee assesses the global risk profile of the Group and the coherence between the risk policies and objective risk profile; identifies global risk concentrations and mitigation techniques; monitors de macroeconomic environment and the performance of entities in the sector quantifying global sensitivity and the expected impact of different scenarios of risk positioning.
The Technical Transactions Committee analyses and approves, where appropriate, the financial transactions and programmes that are within its level of authorisation, and refers any transactions exceeding the scope of its delegated powers to the Lending Committee.
The New Products Committee is responsible for studying and, if necessary, for approving the introduction of new products before the activities begin. The Committee is also responsible for controlling and monitoring the new products, and for promoting business in an orderly way, and allows them to develop in a controlled environment.
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
7.1 Credit Risk
The detail, by heading, of the Group’s maximum credit risk exposure as of December 31, 2007, 2006 and 2005 was as follows:

	Millions of euros
	2007	2006	2005

Gross credit risk (amount drawn down)	383,843	305,250	252,275
Loans and advances to other debtors	317,998	262,969	222,413
Contingent liabilities	65,845	42,281	29,862
Market activities	110,721	92,083	118,005
Drawable by third parties	101,444	98,226	85,001

Total	596,008	495,559	455,281

The distribution of exposure by ratings, which comprehends companies, financial entities and public institutions (excluding sovereign risk), is of a very high credit quality as evidenced by the fact that as of December 31, 2007, 44% of the portfolio is rated A or higher, and 69% has a rating same or higher to BBB-, as shown in the following table as of December 31, 2007

% of Total
Exposure

AAA/AA	27%
A	17%
BBB+	9%
BBB	8%
BBB-	8%
BB+	14%
BB	6%
BB-	6%
B+	3%
B	2%
B-	0%

The detail, by geographical area, of the Gross credit risk (amount drawn down) of the foregoing detail as of December 31, 2007, 2006 and 2005 was as follows:

	Millions of euros
	2007	2006	2005

Spain	292,442	243,367	199,043
Other European countries	8,206	6,120	6,463
The Americas	83,195	55,763	46,769
Mexico	30,555	27,729	24,499
Puerto Rico	3,110	3,248	3,294
Chile	7,567	6,264	5,918
USA (*)	24,584	5,051	1,797
Argentina	2,392	2,203	2,109
Perú	4,584	3,666	2,847
Colombia	4,242	3,311	2,846
Venezuela	4,789	3,139	2,397
Other	1,372	1,152	1,062

Total	383,843	305,250	252,275

(*) The change in 2007 is due to, basically, to the incorporation of Compass Group.

As of December 31, 2007, 121 corporate groups (104 in 2006) had drawn down loans of more than €200 million; the 90% of these corporate groups have an investment grade rating. The total risk of these groups represents 18% of total risk Group (19% in 2006). By geographical area in which the transaction was originated, is as follows: 66% in Spain, 25% in the Bank’s branches abroad, and 9% in Latin America (6% in Mexico alone). The detail, by sector, is as follows: Institutional (18%), Real Estate and Construction (26%), Electricity and Gas (12%), Consumer Goods and Services (13%), and Industry (13%).
In market areas, the detail, by instrument, of the credit risk exposure as of December 31, 2007 and December 31, 2006 and December 31, 2005 was as follows:

	Millions of euros
	2007	2006	2005

Credit institutions	20,997	17,150	27,470
Fixed-income securities	81,794	68,738	82,010
Derivatives	7,930	6,195	8,526

Total	110,721	92,083	118,006

In the market areas the Group has legal compensation rights and contractual compensation agreements which give rise to a reduction of €9,480 million in credit risk exposure as of December 31, 2007.
Impaired assets and Impairment losses
The detail, by nature of the related financial instrument, of the carrying amounts of the financial assets included under the heading “Impaired loans and advances to other debtors” in the accompanying consolidated balance sheets as of December 31, 2007, 2006 and 2005 is shown in Note 12.4. Additionally, as of December 31, 2007 the substandard contingent liabilities amounted to €50 million (€39 million and €36 million as of December 31, 2006 and 2005 respectively).
The detail, by geographical area, of the headings “impaired loans and advances to other debtors” and “Substandard contingent liabilities” as of December 31, 2007, 2006 and 2005 was as follows:

	Millions of euros
	2007	2006	2005

Spain	1,663	1,174	1,051
Other European countries	63	42	37
The Americas	1,682	1,315	1,294
Mexico	659	612	573
Puerto Rico	59	67	71
Chile	203	194	235
USA	431	110	19
Argentina	16	26	38
Peru	82	77	82
Colombia	158	169	223
Venezuela	57	38	16
Other	17	22	37

Total	3,408	2,531	2,382

The changes in 2007, 2006 and 2005 in “Impaired loans and advances to other debtors” and “Substandard contingent liabilities” in the foregoing detail were as follows:

	Millions of euros
	2007	2006	2005

Balance at the beginning of the year	2,531	2,382	2,248
Additions	4,605	2,742	1,943
Recoveries	(2,418)	(1,830)	(1,531)
Transfers to write-off	(1,497)	(708)	(667)
Exchange differences and others	187	(55)	389

Balance at the end of the year	3,408	2,531	2,382

As of December 31, 2007, 2006 and 2005, the detail of the headings “Impaired loans and advances to other debtors” and “Substandard contingent liabilities” of the various business segments were as follows:

	Millions of euros
	2007	2006	2005

Retail Banking Spain and Portugal	1,597	824	672
Global businesses	20	278	303
Mexico and USA	1,146	789	663
South America	535	526	631
Corporate Activities	110	114	113

Total	3,408	2,531	2,382

The changes in the balance of the provisions for impairment losses on the assets included under the heading “Loans and Receivables” are shown in Note 12.4.
In addition, as of December 31, 2007, 2006 and 2005 the provisions for impairment losses on off-balance-sheet items amounted to €546 million, €502 million and €452 million, respectively (see Note 26).
7.2 Market Risk
Determining the fair value of financial instruments
The valuation of financial instruments at fair value for 2007 was performed using observable variables obtained from independent sources and referring to active markets, either by employing the actual price of the financial instrument or by applying market-corroborated inputs to widely accepted models.
The inputs considered directly observable and capturable are equity and organised market products, spot exchange rates, or investment funds, together with a sizeable part of fixed income securities. The remaining fixed income products, swaps, forward agreements, credit default swaps (CDS), etc. are valued by cash flow discounts using market listed interest-rate curves and spread curves.
Alternatively, options are valued using generally accepted valuation models, which include the implied volatility detected. The most frequently used models for equity and exchange-rate options are Monte Carlo, numerical integration and Black-Scholes, whereas Black 76, Hull and White or Black-Derman-Toy are largely used for interest-rate options. Each business area chooses and validates the models it uses independently.
In the case of correlation-sensitive products, a comparison is made between the results obtained by the valuation model and market-corroborated inputs.
Synthetic credit instruments such as mortgage basket securities (MBS) or credit default options (CDO) are calculated with models that use inputs directly or indirectly observed in the market, such as default rates, credit risk, loss severity or prepayment speed.
There are certain financial instruments that are valued by models using data that is not directly observable in the market, such as derivatives of interest rates on outstanding balances; these are valued using the Libor Market model, one of whose inputs is correlation decline which is not directly observable in the market. In this case, the sensitivity to a 1% movement in correlation decline is a negative sum of 372,000 euros and the uncertainty regarding that parameter does not exceed that 1%.
Likewise, credit market evolution in 2007 has prompted positions in certain instruments, such as cash CDOs, for which there was previously an active market and observable prices, to become illiquid to the point that, at the close of the year, it was impossible to find a price for them. It has therefore been necessary to resort to valuing them by use of models, some of the inputs for which have had to be inferred.
The following table presents the fair value of the principal financial instruments carried at fair value and the valuation methods used to determine it as of December 31, 2007:

	Millions of euros
		Financial instruments
		which fair value is
		determinated for using	Financial instruments which
		valuation technique	fair value is determinated for
	Financial instruments	based on assumptions	using valuation technique
	which fair value is	that are supported by	based on assumptions that
	determinated by	prices from observable	are not supported by prices
	published price	current market	from observable current	2007
	quotations	transactions	market transactions	Total

Financial assets
Financial assets held for trading (Note 9)	44,879	17,247	210	62,336
Other financial assets at fair value through profit and loss (Note 10)	1,116	51	—	1,167
Available-for-sale financial assets (Note 11)	37,590	10,445	397	48,432
Hedging derivatives (Note 14)	389	661	—	1,050
Financial liabilities
Financial assets held for trading (Note 9)	1,506	17,691	76	19,273
Other financial liabilities at fair value through profit or loss (Note 22)	449	—	—	449
Hedging derivatives (Note 14)	502	1,306	—	1,808

The impact on the consolidated income statements for the assets and liabilities valued with no observable market price amounted to €47 million as of December 31, 2007.
As of December 31, 2006, the percentage of those financial instruments where the fair values were estimated using valuation techniques which are based in full or in part on assumptions that are not supported by observable market prices over total financial instruments’ fair value is 0.52%.
Market risk exposure and management
a) Market Risk
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
During 2007, the BBVA Group market risk rose in comparison to previous years, particularly from the third quarter, coinciding with the increased volatility in all markets. The market risk profile as of December 31, 2007, 2006 and 2005 for the parametric VaR calculations without smoothing with a 99% confidence interval and a 1-day horizon were as follows:

	Millions of euros
	2007	2006	2005

Interest risk	7	7	11
Spread risk	7	5	3
Currency risk	2	1	2
Stock-market risk	6	6	2
Vega risk	9	5	4
Correlation risk	3	3	2

b) Structural interest rate risk
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
Following is a detail in millions of euros of the average interest rate risk exposure levels of the main financial institutions of the BBVA Group in 2007:

	Average Impact on Net Interest Income
					100 Basis-Point
	100 Basis-Point Increase				Decrease
ENTITIES	Euro	Dollar	Other	Total	Total

BBVA	-15.1	+13.4	+0.5	-1.9	+37.5
BBVA Bancomer	—	+16.8	+34.0	+50.8	-50.8
BBVA Puerto Rico	—	-5.5	—	-5.5	+1.6
BBVA Chile	—	+1.0	+1.0	+2.0	+2.2
BBVA Colombia	—	+0.1	+8.5	+8.6	-8.6
BBVA Banco Continental	—	+0.7	+4.4	+5.1	-5.1
BBVA Banco Provincial	—	+1.4	+11.0	+12.4	-12.4
BBVA Banco Francés	—	-0.2	+1.1	+0.9	-0.9

	Average Impact on Economic Value
					100 Basis-Point
	100 Basis-Point Increase				Decrease
ENTITIES	Euro	Dollar	Other	Total	Total

BBVA	+423.0	+6.4	-1.9	+428.1	-480.4
BBVA Bancomer	—	+18.6	-322.7	-304.1	+300.4
BBVA Puerto Rico	—	-10.7	—	-10.7	-8.7
BBVA Chile	—	+4.2	-30.8	-26.6	+12.7
BBVA Colombia	—	-0.5	-8.6	-9.0	+10.5
BBVA Banco Continental	—	+16.8	-3.4	-20.2	+21.2
BBVA Banco Provincial	—	-3.5	-0.6	-2.9	+3.6
BBVA Banco Francés	—	-0.0	-15.2	-15.3	+16.6

As part of the measurement process, the Group established the assumptions regarding the evolution and behavior of certain items, such as those relating to products with no explicit or contractual maturity. These assumptions are based on studies that estimate the relationship between the interest rates on these products and market rates and enable specific balances to be classified into trend-based balances maturing at long term and seasonal or volatile balances with short-term residual maturity.
The average annual interest rate of the debt securities included in the “financial assets held for trading” heading during 2007 was of 4.27% (3.94% and 5.29% during 2006 and 2005, respectively).
c) Structural currency risk
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
As of December 31, 2007, the coverage of structural currency risk exposure stood at 37%. The aggregate figure of asset exposure sensitivity to a 1% depreciation in exchange rates stood, as of December, 31 2007, at €76 million. Said sensitivity derives largely from exposure in Mexican pesos, showing a high level of diversification among the other main Latin American currencies and the U.S. dollar.
d) Structural equity price risk
The BBVA Group’s exposure to structural equity price risk derives mainly from investments in industrial and financial companies with medium- to long-term investment horizons. It is reduced by the net short positions held in derivative instruments on the same underlyings in order to limit the sensitivity of the portfolio to possible falls in prices. As of December 31, 2007 the aggregate sensitivity of the Group’s equity positions to a 1% fall in the price of the shares amounted to €105 million, 62% of which is concentrated in highly liquid European Union equities. This figure is determined by considering the exposure on shares measured at market price or, in the absence thereof, at fair value, including the net positions in equity swaps and options on the same underlyings in delta equivalent terms. Treasury Area portfolio positions are not included in the calculation.
The Risk Area measures and effectively monitors the structural equity price risk. To this end, it estimates the sensitivity figures and the capital required to cover the possible unexpected losses arising from fluctuations in the value of the companies in the investment portfolio, with a confidence interval equal to the entity’s target rating, taking into account the liquidity of the positions and the statistical behavior of the assets under consideration. These measurements are supplemented by periodic stress- and back-testing and scenario analyses.
7.3 Liquidity risk
The aim of liquidity risk management and control is to ensure that the Bank’s payment commitments can be met without having to resort to borrowing funds under onerous conditions, or damaging the image and reputation of the institution.
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
The assessment of asset liquidity risk is based on whether or not they are eligible for rediscounting before the corresponding central bank. For normal situations, both in the short and medium term, those assets that are on the eligible list published by the European Central Bank (ECB) or the corresponding monetary authority are considered to be liquid. Non-eligible assets, listed or non-listed, are considered to represent a second line of liquidity for the entity when analysing crisis situations.
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
The liquidity risk data are sent periodically to the Group’s ALCO and to the management areas involved. As established in the Contingency Plan, the Technical Liquidity Group (TLG), in the event of an alert of a possible crisis, conducts an initial analysis of the Bank’s short- and long-term liquidity situation. The TLG comprises personnel from the Short-Term Cash Desk, Financial Management and the Market Area Risk Unit (UCRAM-Structural Risk). If the alert is serious, the TLG reports the matter to the Liquidity Committee, which is composed of the managers of the related areas. The Liquidity Committee is responsible, in situations requiring urgent attention, for calling a meeting of the Crisis Committee chaired by the CEO.
8. CASH AND BALANCES WITH CENTRAL BANKS
The breakdown of the balance of this heading in the consolidated balance sheets as of December 31, 2007, 2006 and 2005 was as follows:

	Millions of euros
	2007	2006	2005

Cash	2,938	2,756	2,409
Balances at the Bank of Spain	11,543	2,705	2,381
Balances at other central banks	8,080	7,035	7,527

Total gross	22,561	12,496	12,317

Valuation adjustments (*)	20	19	24

Total	22,581	12,515	12,341

(*)	Valuation adjustments include accrued interest
9. FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING
9.1. Breakdown of the balance
The breakdown of the balances of these headings in the consolidated balance sheets as of December 31, 2007, 2006 and 2005 was as follows:

	Millions of euros
	2007		2006		2005
	Receivable	Payable	Receivable	Payable	Receivable	Payable

Debt securities	38,392	—	30,470	—	24,504	—
Other equity instruments	9,180	—	9,949	—	6,246	—
Trading derivatives	14,763	17,540	11,416	13,218	13,263	13,863
Short positions	—	1,734	—	1,705	—	2,408

Total	62,336	19,273	51,835	14,923	44,013	16,271

9.2. Debt securities
The breakdown by type of instrument of the balance of this heading in the consolidated balance sheets as of December 31, 2007, 2006 and 2005 was as follows:

	Millions of euros
	2007	2006	2005

Issued by central banks	208	623	142
Spanish government bonds	5,043	3,345	2,502
Foreign government bonds	22,709	16,971	13,133
Issued by Spanish financial institutions	1,436	1,572	924
Issued by foreign financial institutions	4,584	4,779	5,022
Other fixed debt securities	4,412	3,180	2,781

Total	38,392	30,470	24,504

The detail, by geographical area, of this heading as of December 31, 2007, 2006 and 2005 was as follows:

	Millions of euros
	2007	2006	2005

Spain	7,193	5,553	4,097
Rest of Europe	6,449	4,956	5,235
United States	2,612	3,597	3,187
Latin America	21,083	15,663	11,519
Rest of the world	1,055	701	466

Total	38,392	30,470	24,504

9.3. Other equity instruments
The breakdown of the balance of this heading in the consolidated balance sheets as of December 31, 2007, 2006 and 2005 was as follows:

	Millions of euros
	2007	2006	2005

Shares of Spanish companies	2,688	5,197	3,326
Credit institutions	237	672	503
Other	2,451	4,525	2,823
Shares of foreign companies	2,959	1,956	1,274
Credit institutions	601	527	140
Other	2,358	1,429	1,134
Share in the net assets of mutual funds	3,533	2,796	1,646

Total	9,180	9,949	6,246

9.4. Trading derivatives
The trading derivatives portfolio arises from the Group’s need to manage the risks incurred by it in the course of its normal business activity, mostly for the positions held with customers.
The detail, by transaction type and market, of the balances of this heading in the consolidated balance sheets as of December 31, 2007, 2006 and 2005 was as follows, showing the organised markets and non organised markets (OTC markets):

	Millions of euros
		Interest	Equity
	Currency	Rate	Price	Commodities	Credit	Other
2007	Risk	Risk	Risk	Risk	Risk	Risks	Total

Organised markets	(1)	1	214	1	—	—	215
Financial futures	—	—	2	—	—	—	2
Options	(1)	—	212	1	—	—	212
Other products	—	1	—	—	—	—	1
OTC markets	(1,762)	764	(2,063)	2	50	18	(2,997)
Credit institutions	(1,672)	(417)	(1,140)	2	115	15	(3,103)
Forward transactions	(1,379)	—	—	—	—	—	(1,379)
Future rate agreements (FRAs)	—	70	—	—	—	—	70
Swaps	(343)	(328)	(287)	2	—	—	(956)
Options	50	(149)	(853)	—	—	9	(943)
Other products	—	(10)	—	—	115	—	105
Other financial Institutions	(160)	1,716	(840)	—	91	—	807
Forward transactions	(161)	—	(2)	—	—	—	(163)
Future rate agreements (FRAs)	—	—	—	—	—	—	—
Swaps	—	1,695	22	—	—	—	1,717
Options	1	21	(860)	—	—	—	(838)
Other products	—	—	—	—	91	—	91
Other sectors	70	(535)	(83)	—	(156)	3	(701)
Forward transactions	27	—	(1)	—	—	—	26
Future rate agreements (FRAs)	—	—	—	—	—	—	—
Swaps	(1)	(646)	(251)	—	—	—	(898)
Options	44	111	169	—	—	3	327
Other products	—	—	—	—	(156)	—	(156)

Total	(1,763)	765	(1,849)	3	50	18	(2,782)

of which: Asset Trading Derivatives	2,038	9,866	2,497	21	307	35	14,764

of which: Liability Trading Derivatives	(3,800)	(9,101)	(4,345)	(18)	(258)	(23)	(17,540)

	Millions of euros
		Interest	Equity
	Currency	Rate	Price	Commodities	Credit	Other
2006	Risk	Risk	Risk	Risk	Risk	Risks	Total

Organised markets	(747)	—	270	2	—	1	(474)
Financial futures	13	—	1	—	—	—	14
Options	(760)	—	269	2	—	1	(488)
Other products	—	—	—	—	—	—	—
OTC markets	(240)	587	(1,654)	5	(4)	(22)	(1,328)
Credit institutions	(267)	(297)	(637)	1	(9)	(22)	(1,231)
Forward transactions	8	—	—	1	—	—	9
Future rate agreements (FRAs)	—	44	—	—	—	—	44
Swaps	(269)	(177)	(24)	—	—	—	(470)
Options	(6)	(164)	(613)	—	(9)	(22)	(814)
Other products	—	—	—	—	—	—	—
Other financial Institutions	(5)	953	(570)	—	3	—	381
Forward transactions	(3)	—	—	—	—	—	(3)
Future rate agreements (FRAs)	—	—	—	—	—	—	—
Swaps	—	1,045	7	—	—	—	1,052
Options	(2)	(92)	(577)	—	3	—	(668)
Other products	—	—	—	—	—	—	—
Other sectors	32	(69)	(447)	4	2	—	(478)
Forward transactions	2	—	—	—	—	—	2
Future rate agreements (FRAs)	—	—	—	—	—	—	—
Swaps	—	(346)	(396)	4	—	—	(738)
Options	30	277	(51)	—	2	—	258
Other products	—	—	—	—	—	—	—

Total	(987)	587	(1,384)	7	(4)	(21)	(1,802)

of which: Asset Trading Derivatives	469	8,518	2,262	35	81	51	11,416

of which: Liability Trading Derivatives	(1,456)	(7,931)	(3,646)	(28)	(85)	(72)	(13,218)

	Millions of euros
		Interest Rate	Equity Price		Other
2005	Currency Risk	Risk	Risk	Credit Risk	Risks	Total

Organised markets	4	(6)	253	40	11	302
Financial futures	4	(6)	—	40	11	49
Options	—	—	253	—	—	253
Other products	—	—	—	—	—	—
OTC markets	(233)	456	(1,117)	(4)	(4)	(902)
Credit institutions	5	(31)	(167)	(2)	(4)	(199)
Forward transactions	108	128	(8)	—	—	228
Future rate agreements (FRAs)	—	—	—	—	—	—
Swaps	(8)	(78)	30	(2)	—	(58)
Options	(93)	154	(189)	—	(4)	(132)
Other products	(2)	(235)	—	—	—	(237)
Other financial Institutions	(57)	(231)	(46)	—	—	(334)
Forward transactions	(25)	—	—	—	—	(25)
Future rate agreements (FRAs)	—	—	—	—	—	—
Swaps	—	(108)	(5)	—	—	(113)
Options	(32)	(178)	(41)	—	—	(251)
Other products	—	55	—	—	—	55
Other sectors	(181)	718	(904)	(2)	—	(369)
Forward transactions	(169)	—	—	—	—	(169)
Future rate agreements (FRAs)	—	2	—	—	—	2
Swaps	—	421	(346)	(2)	—	73
Options	(12)	295	(558)	—	—	(275)
Other products	—	—	—	—	—	—

Total	(229)	450	(864)	36	7	(600)

of which: Asset Trading Derivatives	1,302	9,837	1,921	98	105	13,263

of which: Liability Trading Derivatives	(1,531)	(9,386)	(2,785)	(63)	(98)	(13,863)

10. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2007, 2006 and 2005, based on the nature of the related transactions, was as follows:

	Millions of euros
	2007	2006	2005

Debt securities	421	56	283
Unit-Linked products	421	56	283
Government	41	40	66
Credit Institutions	36	10	89
Rest	344	6	128
Other equity instruments	746	921	1,138
Other securities	417	449	264
Unit-Linked products	329	472	874

Total	1,167	977	1,421

Life insurance policies where the risk is borne by the policyholder are policies in which the funds constituting the insurance technical provisions, are invested in the name of the insurer in units in collective investment undertaking and other financial assets selected by the policyholder, who ultimately bears the investment risk.
11. AVAILABLE-FOR-SALE FINANCIAL ASSETS
11.1. Breakdown of the balance
The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2007, 2006 and 2005, based on the nature of the related transactions, was as follows:

	Millions of euros
	2007	2006	2005

Avaliable-for-sale financial assets
Debt securities	37,336	32,230	50,972
Other equity instruments	11,096	10,037	9,062

Total	48,432	42,267	60,034

The detail of the balance of the heading “Debt securities” as of December 31, 2007, 2006 and 2005, based on the nature of the related transactions, was as follows:

	Millions of euros
	Unrealized	Unrealized	Fair
2007	Gains	Losses	Value

Domestic	150	(77)	10,161
Spanish Government and other Spanish Government securities	79	(31)	5,274
Other debt securities	71	(46)	4,887
International	737	(287)	27,175
United States	50	(45)	9,056
Government securities	6	(2)	579
US Treasury and other US Government agencies	1	—	61
States and political subdivisions	5	(2)	518
Other securities	44	(43)	8,477
Other Countries	687	(242)	18,119
Securities of other foreign Governments	562	(128)	11,278
Other debt securities	125	(114)	6,841

TOTAL	887	(364)	37,336

	Millions of euros
	Unrealized	Unrealized	Fair
2006	Gains	Losses	Value

Domestic	291	(18)	9,506
Spanish Government and other Spanish Government securities	279	(16)	6,859
Other debt securities	12	(2)	2,647
International-	852	(130)	22,724
United States -	13	(21)	5,506
Government securities	3	(2)	653
US Treasury and other US Government agencies	3	(2)	343
States and political subdivisions	—	—	310
Other securities	10	(19)	4,853
Other Countries	839	(109)	17,218
Securities of other foreign Governments	588	(60)	10,386
Other debt securities	251	(49)	6,832

Total net	1,143	(148)	32,230

		Millions of euros
	Unrealized	Unrealized	Fair
2005	Gains	Losses	Value

Domestic	887	—	16,705
Spanish Government and other Spanish Government securities	784	—	14,274
Other debt securities	103	—	2,431
International-	1,023	(52)	34,267
United States -	17	(21)	3,989
Government securities	1	(14)	3,009
US Treasury and other US Government agencies	1	(14)	2,958
States and political subdivisions	—	—	51
Other securities	16	(7)	980
Other Countries	1,006	(31)	30,278
Securities of other foreign Governments	935	(27)	21,793
Other debt securities	71	(4)	8,485

Total net	1,910	(52)	50,972

Impairment losses as of December 31, 2007, 2006 and 2005 of debt securities available for sale amounted to €29, €31and €65 million, respectively.
The breakdown of the balance of the heading “Other equity instruments” by nature of the operations as of December 31, 2007, 2006 and 2005 was as follows:

		Millions of euros
	Unrealized	Unrealized	Fair
2007	Gains	Losses	Value

Other equity instruments listed	4,449	(24)	10,797
Shares of Spanish companies	3,322	—	7,032
Credit institutions	4	—	35
Other	3,318	—	6,997
Shares of foreign companies listed	1,127	(24)	3,765
United States	—	(1)	419
Other countries	1,127	(23)	3,346
Other equity instruments unlisted	52	(5)	299
Shares of Spanish companies	64	(5)	132
Credit institutions	—	—	2
Other	64	(5)	130
Shares of foreign companies unlisted	(12)	—	167
United States	—	—	70
Other countries	(12)	—	97

TOTAL	4,501	(29)	11,096

	Millions of euros
	Unrealized	Unrealized	Fair
2006	Gains	Losses	Value

Other equity instruments listed	3,628	(15)	9,867
Shares of Spanish companies	2,817	—	7,342
Shares of foreign companies listed	811	(15)	2,525
United States	1	—	28
Other countries	810	(15)	2,497
Other equity instruments unlisted	—	—	170
Shares of Spanish companies	—	—	39
Shares of foreign companies unlisted	—	—	131
United States	—	—	26
Other countries	—	—	105

TOTAL	3,628	(15)	10,037

	Millions of euros
	Unrealized	Unrealized	Fair
2005	Gains	Losses	Value

Other equity instruments listed	2,980	(20)	8,935
Shares of Spanish companies	2,230	—	7,324
Shares of foreign companies listed	750	(20)	1,611
United States	2	(4)	40
Other countries	748	(16)	1,571
Other equity instruments unlisted	63	—	63
Shares of Spanish companies	63	—	72
Shares of foreign companies unlisted	—	—	55
United States	—	—	10
Other countries	—	—	45

TOTAL	3,043	(20)	9,062

As of December 31, 2007, 2006 and 2005 the accumulated amount of gains/losses net from tax recorded in equity in the heading “Valuation Adjustments – Available-for-Sale Financial Assets” amounted to €3,596 million, €3,356 million and €3,003 million, respectively.
The amount gains/losses of “Available-for-sale financial assets” recognised in the consolidated statements of changes in equity in 2007 was €1,875 million (€1,295 million in 2006 and €1,479 million in 2005).
For December 31, 2007, 2006 and 2005, €1,537 million, €1,121 million and €428 million, respectively, were debited to “Valuation Adjustments” and recorded under “Gains/Losses on Financial Assets and Liabilities – Available-for-Sale Financial Assets” in the consolidated income statements for December 31, 2007, 2006 and 2005 (See Note 48).
As of December 31, 2007, most of our unrealised losses of “Available-for-sale assets” registered in equity correspond to “Debt securities”. These unrealised losses are considered temporary because they have mainly arisen in a period shorter than one year and the decline is mainly due to adverse interest rate movements.
11.2. Impairment losses
Following is a summary of the changes for December 31, 2007, 2006 and 2005 in the impairment losses on available-for-sale financial assets:

	Millions of euros
	2007	2006	2005

Balance at beginning of year	82	138	149
Increase in impairment losses charged to income	7	6	8
Decrease in impairment losses credited to income	(6)	(25)	(28)
Elimination of impaired balance due to transfer of asset to write-off	(1)	(17)	(17)
Transfers	—	—	2
Exchange differences and others	(28)	(20)	24

Balance at end of year	54	82	138
Of which:
- For impaired portfolio	32	57	84
- For current portfolio non impaired	22	25	54

As of December 31, 2007, 2006 and 2005, the balances of the individually determined impairment losses related in full to debt securities from countries belonging to the Latin America geographical area and issuers equity instruments in Europe.
12. LOANS AND RECEIVABLES
12. 1. Breakdown of the balance
The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2007, 2006 and 2005, based on the nature of the related financial instrument, is as follows:

	Millions of euros
	2007	2006	2005

Loans and advances to credit institutions	20,997	17,050	27,470
Money market operations through counterparties	—	100	—
Loans and advances to other debtors	310,882	256,565	216,850
Debt securities	60	77	2,292
Other financial assets	6,553	6,063	2,784

Total	338,492	279,855	249,396

12. 2. Loans and advances to credit institutions
The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2007, 2006 and 2005, based on the nature of the related financial instrument, was as follows:

	Millions of euros
	2007	2006	2005

Reciprocal accounts	138	131	380
Deposits with agreed maturity	9,388	9,470	13,202
Demand deposits	833	439	541
Other accounts	1,080	1,460	792
Reverse repurchase agreements	9,423	5,490	12,459

Total gross	20,862	16,990	27,374

Valuation adjustments	135	60	96

Total	20,997	17,050	27,470

12.3. Loans and advances to other debtors
The detail, by loan type and status, of the balance of this heading in the consolidated balance sheets as of December 31, 2007, 2006 and 2005, was as follows:

	Millions of euros
	2007	2006	2005

Financial paper	387	9	6
Commercial credit	36,108	22,453	20,102
Secured loans	135,557	116,738	101,527
Credit accounts	23,835	21,700	19,312
Other loans	93,624	77,748	61,672
Reverse repurchase agreements	2,000	1,526	1,176
Receivable on demand and other	13,341	11,658	8,717
Finance leases	9,148	8,053	7,138
Impaired assets	3,358	2,492	2,346

Total gross	317,358	262,377	221,996

Valuation adjustments	(6,476)	(5,812)	(5,146)

Total	310,882	256,565	216,850

The guarantees taken to ensure the recovery of those transactions included under the line “Secured loans” are mortgage guarantees, financial or other as the pledging of securities. As of December 31, 2007, the fair value of the guarantees taken was over assets hedged. In the case of mortgage guarantees, the average of the amount of outstanding loans for the recovery was 50% of the fair value of mortgage guarantees.
Through several of its financial institutions the Group finances the acquisition by its customers of both personal and real property through finance lease contracts which are recorded under this heading. As of December 31, 2007, approximately €5,982 million related to finance lease contracts for personal property and €3,166 million related to finance lease contracts for real property. Of the total finance leases as of December 31, 2007, 72.25% are floating rate finance leases and the remaining 27.75% are fixed rate finance leases. As of December 31, 2006, approximately €4,700 million related to finance lease contracts for personal property and €3,353 million related to finance lease contracts for real property. Of the total finance leases as of December 31, 2006, 90% are floating rate finance leases and the remaining 10% are fixed rate finance leases
The breakdown, by borrower sector, of the “Loans and advances to other debtors” balance of this heading as of December 31, 2007, 2006 and 2005 was as follows:

	Millions of euros
	2007	2006	2005

Public Sector	21,065	21,194	22,125
Agriculture	3,737	3,133	2,504
Industry	39,922	24,731	17,930
Real estate and construction	55,156	41,502	36,562
Trade and finance	36,371	38,913	36,194
Loans to individuals	121,462	103,918	82,583
Leases	9,148	7,692	6,726
Other	30,497	21,294	17,372

Total gross	317,358	262,377	221,996

Valuation adjustments	(6,476)	(5,812)	(5,146)

Total	310,882	256,565	216,850

The detail, by geographical area, of this heading as of December 31, 2007, 2006 and 2005, disregarding valuation adjustments, was as follows:

	Millions of euros
	2007	2006	2005

Spain	204,311	183,231	156,127
Rest of Europe	22,966	17,999	14,663
United States	28,766	9,597	6,196
Latin America	57,060	49,160	43,491
Rest of the world	4,255	2,390	1,519

Total	317,358	262,377	221,996

Of the balance of the heading “Loans and advances to other debtors”, €28,221, €9,056 and €5,468 million as of December 31, 2007, 2006 and 2005, respectively, corresponds to securitised loans that can not be derecognised on the balance sheet, because the Group maintains inherent risks associated with such loans.
Following is the breakdown of securitised loans, derecognised and retained on the balance sheet, depending on if they fulfill the conditions required for its derecognition, based on the nature of the financial instrument in which they have their origin.

	Millions of euros
	2007	2006	2005

Derecognised on the balance sheet	758	1,058	1,587
Securitised mortgage assets	173	209	376
Other securitised assets	585	849	1,211
Retained on the balance sheet	28,221	9,056	5,468
Securitised mortgage assets	17,214	2,320	2,250
Other securitised assets	11,007	6,736	3,218

Total	28,979	10,114	7,055

The liabilities associated with assets retained in the balance sheets are recognized under the heading “Financial liabilities at amortised cost – Deposits from other creditors” in the accompanying consolidated balance sheets. As of December 31, 2007, 2006 and 2005 amounted to €19,707 million, €9,061 million and €5,434 million, respectively.
12.4. Impaired assets and impairment losses
The changes for the December 31, 2007, 2006 and 2005 in the heading “Impaired Assets of Loans and advances to other debtors” were as follows:

	Millions of euros
	2007	2006	2005

Balance at beginning of year	2,492	2,346	2,202
Additions	4,568	2,710	1,940
Recoveries	(2,398)	(1,805)	(1,527)
Transfers to write-off	(1,497)	(708)	(667)
Exchange differences and other	193	(51)	398

Balance at end of year	3,358	2,492	2,346

Following is a detail of the financial assets classified as “Loans and receivables to other debtors” and considered to be impaired due to credit risk as of December 31, 2007, and of the assets which, although not considered to be impaired, include any past-due amount at that date, classified by geographical location of risk and by age of the oldest past-due amount:

	Amounts less	Millons of euros
	than three	Impaired assets of loans and advances to other debtors
	months past-	3 to 6	6 to 12	12 to 18	18 to 24	More than 24
	due	months	months	months	months	months	Total

Spain	1,015	594	409	212	110	295	1,620
Rest of Europe	7	37	7	3	2	14	63
Latin America	405	808	104	12	8	312	1,244
United States	527	189	230	—	—	12	431

Total	1,954	1,628	750	227	120	633	3,358

As of December 31, 2007 the amounts for rescheduled debt, for which additional effective guarantees have been pledged and therefore have not been included in the impaired portfolio, are not significant with respect to the total amount of loans and receivables.
The changes during 2007 and 2006 of the transfers to write-offs (financial impairment assets removed from balance because the recovery was considered remote) were as follows:

	Millions of euros
	2007	2006

Balance at the beginning of year	6,120	6,187
Increase:
Assets of remote collectability	1,895	472
Products overdue not collected	217	167
Decrease:
Cash recovery	(237)	(463)
Foreclosed assets	(5)	(5)
Other causes	(2,455)	(129)
Net Exchange differences	87	(109)

Balance at the end of year	5,622	6,120

Decreases by other causes shown in the table above include sales to non Group third parties of the portfolio of write-offs during 2007.
The changes in the impairment losses for the December 31, 2007, 2006 and 2005 on the assets included under the heading “Loans and Receivables” were as follow:

	Millions of euros
	2007	2006	2005

Balance at beginning of year	6,417	5,586	4,622
Increase in impairment losses charged to income	2,455	2,107	1,419
Decrease in impairment losses credited to income	(327)	(445)	(422)
Acquisition of subsidiaries in the year	276	91	146
Disposal of subsidiaries in the year	(26)	(22)	(2)
Transfers to written-off loans	(1,296)	(546)	(666)
Exchange differences	(420)	(333)	370
Other	56	(21)	119

Balance at end of year	7,135	6,417	5,586
Of which:
Based on determination form:	7,135	6,417	5,586
- For impaired portfolio	1,967	2,026	2,129
- For current portfolio non impaired	5,168	4,391	3,457
Based on the nature of the asset covered:	7,135	6,417	5,586
Loans and advances to credit institutions	9	7	17
Loans and advances to other debtors	7,117	6,403	5,563
Debt securities	1	—	—
Other financial assets	8	7	6
By geographical area:	7,135	6,417	5,586
Spain	3,459	3,785	3,179
Rest	3,676	2,632	2,407

Recoveries of assets written off for the December 31, 2007, 2006 and 2005 amounted to €226 million, €184 million and €183 million, respectively, and are deducted from the balance of the heading “Impairment losses (net) – Loans and receivables” in the accompanying consolidated income statements.
As of December 31, 2007, 2006 and 2005, financial income amounting to €880 million, €1,107 million and €1,052 million had been accrued, respectively, which was not recorded in the consolidated income statements because there were doubts regarding its collection.
13. HELD-TO-MATURITY INVESTMENTS
As of December 31, 2007, 2006 and 2005, the detail of the balance of this heading in the consolidated balance sheets was as follows:

	Millions of euros
	Amortised	Unrealized	Unrealized	Fair
2007	Cost	Gains	Losses	Value

Domestic	2,402	—	(131)	2,271
Spanish Government and other Spanish Government securities	1,417	—	(68)	1,349
Other debt securities	985	—	(63)	922
International	3,182	—	(119)	3,063
United States	—	—	—	—
Other countries	3,182	—	(119)	3,063
Securities of other foreign Government	2,707	—	(106)	2,601
Other debt securities	475	—	(13)	462

Total	5,584	—	(250)	5,334

	Millions of euros
	Amortised	Unrealized	Unrealized	Fair
2006	Cost	Gains	Losses	Value

Domestic	2,404	2	(69)	2,337
Spanish Government and other Spanish Government securities	1,417	1	(40)	1,378
Other debt securities	987	1	(29)	959
International	3,502	5	(86)	3,421

TOTAL	5,906	7	(155)	5,758

	Millions of euros
	Amortised	Unrealized	Unrealized	Fair
2005	Cost	Gains	Losses	Value

Domestic	1,205	33	(1)	1,237
Spanish Government and other Spanish Government securities	363	12	—	375
Other debt securities	842	21	(1)	862
International	2,754	45	(1)	2,798

TOTAL	3,959	78	(2)	4,035

The foreign securities by the Group as of December 31, 2007, 2006 and 2005 in the held to maturity portfolio corresponds to European issuers.
In 2007 there have been no sales in the held-to-maturity investments of the Group, so there was no impact on results for this concept.
The gross changes for December 31, 2007, 2006 and 2005 in the balance of this heading in the consolidated balance sheets were summarised as follows not considering impairment losses:

	Millions of euros
	2007	2006	2005

Balance at beginning of year	5,911	3,964	2,225
Acquisitions	—	2,211	1,885
Redemptions	(300)	(274)	(146)
Other	(22)	10	—

Balance at end of year	5,589	5,911	3,964

Following is a summary of the gross changes in 2007, 2006 and 2005 in the impairment losses on held-to-maturity investments and the impact on income statement for that concept:

	Millions of euros
	2007	2006	2005

Balance at beginning of year	5	5	4
Increase in impairment losses charged to income	—	—	1

Balance at end of year	5	5	5
- For impaired portfolio	5	5	5

14. HEDGING DERIVATIVES (RECEIVABLE AND PAYABLE)
As of December 31, 2007, 2006, 2005, the main positions hedged by the Group and the derivatives assigned to hedge those positions are:
- Fair value hedge:
•	Available for sale fixed rate debt securities: this risk is hedged using interest-rate derivatives (fixed- variable swaps).

•	Long term fixed rate debt issued by Group: this risk is hedged using interest-rate derivatives (fixed- variable swaps).

•	Available for sale equity securities: this risk is hedged using equity swaps.

•	Fixed rate loans: this risk is hedged using interest-rate derivatives (fixed- variable swaps).
- Cash flow hedge: Most of the hedged items are floating interest rate loans: this risk is hedged using currency and interest rate swaps.
- Net investment in a foreign operation hedge: Most of risks hedged are investments in foreign currency in foreign subsidiaries. This risk is hedged mainly with exchange rate options.
The Note 2.2.2.a describes the aforementioned hedges.
The Note 7 analyses the nature of the main risks of the Group that are hedged.
The detail of the fair value of the hedging derivatives held by the Group as of December 31, 2007, 2006 and 2005 recognized in the consolidated balance sheets was as follows:

	Millions of euros
		Interest Rate	Equity
2007	Exchange Risk	Risk	Price Risk	Total

Organised Markets
Fair value hedge	(1)	—	—	(1)
Non organised markets
Credit institutions	18	(719)	(72)	(773)
Fair value hedge	—	(693)	(72)	(765)
Cash flow hedge	—	(26)	—	(26)
Net investment in a foreign operation hedge	18	—	—	18
Other financial institutions	8	144	(135)	17
Fair value hedge	—	100	(135)	(35)
Cash flow hedge	—	44	—	44
Net investment in a foreign operation hedge	8	—	—	8

Total	25	(575)	(207)	(757)

of which: Asset Hedging Derivatives	35	1,015	—	1,050

of which: Liability hedging Derivatives	(10)	(1,590)	(207)	(1,807)

	Millions of euros
	Interest Rate	Equity Price
2006	Risk	Risk	Total

Non organised markets
Credit institutions	(382)	(116)	(498)
Fair value hedge	(404)	(116)	(520)
Cash flow hedge	22	—	22
Other financial institutions	178	(3)	175
Fair value hedge	126	(3)	123
Cash flow hedge	52	—	52
Other sectors	9	(3)	6
Fair value hedge	9	(3)	6

Total	(195)	(122)	(317)

of which: Asset Hedging Derivatives	1,915	48	1,963

of which: Liability hedging Derivatives	(2,110)	(170)	(2,280)

	Millions of euros
		Interest Rate	Equity Price
2005	Exchange Risk	Risk	Risk	Total

Organised Markets
Fair value hedge	—	(8)	(2)	(10)
Non organised markets
Credit institutions
Fair value hedge	(1,715)	741	31	(943)
Cash flow hedge	1,599	(150)	—	1,449
Other financial institutions
Fair value hedge	—	195	—	195
Other sectors
Fair value hedge	—	355	(3)	352

Total	(116)	1,133	26	1,043

of which: Asset Hedging Derivatives	1,599	2,282	32	3,913

of which: Liability hedging Derivatives	(1,715)	(1,149)	(6)	(2,870)

The most significant forecasted cash flows that the Group has hedged, being its impact on the income statement expected in the following periods:

	Millions of euros
		More than 3
	3 months or	months but less	From 1 to 5	More than 5
	less	than 1 year	years	years

Cash inflows from assets	187	488	377	144
Cash outflows from liabilities	144	304	341	213

The amounts that were so recognized in equity during the period and the amounts that were removed from equity and included in profit or loss for the period are shown in the “Consolidated Statement recognized income and expense”.
As of December 31, 2007, 2006 and 2005 there were no hedges of highly probable forecast transaction in the Group.
In 2007, in relation to the fair value hedges, €789 million were recognized in the consolidated income statement by gains on hedging items and €793 million by the losses on the hedged items attributable to the risk hedged.
As of December 31, 2007, the amounts recorded in profit and loss account by ineffective portion in cash flow hedge were not significant.

15. NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE
The non-current assets held for sale recorded as assets in the consolidated balances sheets related to properties from the award for carrying out the guarantee to ensure the recovery of loans. These properties are assets available for sale, which is considered highly probable. The sale of most of these assets is expected to be completed within one year of the date on which they are classified as “non-current assets held for sale”.
The changes for the year ended December 31, 2007, 2006 and 2005 in the balance of this heading in the consolidated balance sheets were as follows:

	Millions of euros
	2007	2006	2005

Revalued cost -
Balance beginning of year	268	401	339
Additions	487	279	122
Retirements	(744)	(370)	(212)
Acquisition of subsidiaries in the year	15	17	91
Disposal of subsidiaries in the year	—	—	—
Transfers	265	13	8
Exchange difference and other	15	(72)	53
Balance at end of year	306	268	401
Impairment -
Balance beginning of year	82	170	180
Additions	38	61	31
Retirements	(43)	(105)	(52)
Acquisition of subsidiaries in the year	—	—	28
Transfers	8	6	4
Exchange difference and other	(19)	(50)	(21)
Balance at end of year	66	82	170

Balance total at end of year	240	186	231

In 2007, the Group BBVA reached an agreement with the Group GMP to sell to them the four buildings of BBVA, located in Castellana 81, Goya 14, Hortaleza-Vía de los Poblados and Alcalá 16 (all of them in Madrid). The Group transferred from “Tangible assets – Property, plants and equipment” to “Non-current assets held for sale” an amount of €257 million. Once the sale was completed, that amount were derecognised on the heading “Non-current assets held for sale”, as shown in the table above. The amount of the sale of the buildings indicated above was €579 million.
Those sales generated gains of €279 million recognized in the heading “Other gains on disposal of tangible assets” in the accompanying consolidated income statement (Note 54). Those sales have been made without any financing to GMP by the Group.
The fair value of the items included in non current assets held for sale was determined by reference to appraisals performed by companies registered as appraisals in each of the geographical areas in which the assets are located.
The independent valuation and appraisal companies entrusted with the appraisal of these assets were Valtecnic, S.A., General de Valoraciones, S.A., Krata, S.A., Tinsa, S.A., Alia Tasaciones, S.A., Ibertasa, S.A., Tasvalor, S.A. and Gesvalt, S.A.
As of December 31, 2007, 2006 and 2005, there were no liabilities associated with non-current assets held for sale.
16. INVESTMENTS
16.1. Investments in associates
The following table shows the detail of the most significant Group’s investments in associates as of December 31, 2007, 2006 and 2005:

	Millons of euros
Investments in Associates	2007	2006	2005

Citic Intemational Financial Holdings Limited CIFH	432	—	—
Metropolitan Participaciones, S.L.	131	—	—
Tubos Reunidos, S.A.	85	69	58
BBVA Elcano Empresarial II, S.C.R., S.A.	57	31	—
BBVA Elcano Empresarial, S.C.R., S.A.	57	31	—
Banca Nazionale del Lavoro, S.p.A.	—	—	727
Técnicas Reunidas, S.A.	—	—	39
Rest of companies	84	75	122

Total	846	206	946

Appendix III includes the most significant information about associates.
The gross changes in 2007, 2006 and 2005 in this heading of the consolidated balance sheets were as follows:

	Millions of euros
	2007	2006	2005
Balance at beginning of year	206	946	910
Acquisitions	626	28	10
Disposals	—	(802)	(11)
Transfers and others	14	34	37

Balance at end of year	846	206	946

The acquisitions in 2007 were mainly: CITIC International Financial Holdings (CIFH) with an investment of €483 million (the ownership interest held by the Group as of March 2007 was 14.58%) and Metropolitan Participations, S.L., with an investment of €142 million euros (the ownership interest held by the Group as of September 2007 was 40.67%).
The investment in CIFH, despite being less than 20%, it is accounted for using the equity method because it has a significant influence under the strategic agreement with the Chinese banking group CITIC. Because of this agreement, the Group acquired in March 2007, 4.83% of China Citic Bank (CNCB), with an investment of €719 million (Note 11). The latter investment was recognized in the heading “Available-for-sale financial assets” in the consolidated balance sheets as of December 31, 2007 (Note 11). The Group also maintains a purchase option that allows reach 9.9% of the capital of that bank.
In 2007 there have been no significant sales of ownership interest in associates. The most significant sales in 2006 were Banca Nazionale del Lavoro, S.p.A. and Técnicas Reunidas, S.A.
The goodwill of associates accounted in this heading as of December 31, 2007 amounted to €119 million, of which €115 million related to CITIC International Financial Holdings.
The results on the consolidated income statements in 2007 were recognized in the heading “Share of profit or loss of entities accounted for using the equity method” and the contribution of the most significant associates: Tubos Reunidos, Metropolitan Particp, S.A. and CIFH, amounted to €20 million, €6 million, €7 million, respectively.
The following table shows the book value and the fair value as of December 31, 2007 calculated on the base of its official listed of associates accounted for using the equity method:

	Millions of euros
COMPANY	Book value	Fair value

Citic International Financial Holdings Limited	432	355
Tubos Reunidos, S.A.	85	241

16.2. Investments in jointly controlled entities
The entities that the Group has considered that must be accounted by the “equity method”, because this reflects the economic reality of such holdings, are registered with the basis of consolidation of Note 2.1.b. The balance as of December 31, 2007, 2006 and 2005 amounted to €696 million, €683 million and €527 million, respectively.
The most significant investments included was Corporación IBV Participaciones Empresariales, S.A. with a balance a contribution of €574 million to the total assets of the consolidated balance sheet as of December

31, 2007 and €209 million to the consolidated income statement under the heading “share of profit or loss of entities accounted for using the equity method” for the year that ended December 31, 2007.
If the aforementioned entities had been consolidated by the proportionate consolidation method the total assets of the Group as of December 31, 2007, 2006 and 2005 would have experienced an increase of €1,009 million, €1,017 million and €778 million, respectively. The economic impact on the margins of the accounts of consolidated results for the period that ended December 31, 2007 has not been significant.
The goodwill of the jointly controlled entities registered in this heading as of December 31, 2007 amounted to €6 million, of which €4 million related to Grupo Profesional Planeación y Proyectos, S.A. de C.V.
Appendix III includes the most significant information about jointly controlled entities accounted for using the equity method.
16.3. Information about associates and jointly controlled entities by the proportionate consolidation method
The following table provides relevant information of the balance sheet and income statement of associates and jointly controlled entities by the proportionate consolidation method as of December 31, 2007, 2006 and 2005 (see Appendix III).

	Millions of euros
	2007	2006	2005

Net sales	290	276	763
Operating Income	104	317	159
Net Income	250	282	122
Current Assets	1,102	780	2,251
Non-current Assets	2,446	433	11,815
Current Liabilities	585	238	1,543
Non-current Liabilities	2,963	975	12,523

16.4. Notifications about acquisition of holdings
The notifications on the acquisition and disposal of holdings in associates or jointly controlled, in compliance with Article 86 of the Spanish Corporations Law and Article 53 of the Securities Market Law 24/1988, are listed in Appendix IV.
16.5 Impairment
During 2007, the goodwill in associates and jointly controlled entities were not impaired.
During 2006, the goodwill in jointly controlled entities was impaired for €6 million.
17. REINSURANCE ASSETS
This heading of the consolidated balance sheets reflects the amounts to receive from consolidated entities whose origins are reinsurance contracts with third parties.
As of December 31, 2007, 2006 and 2005, the detail of the balance of this heading in the consolidated balance sheets was as follows:

	Millions of euros
	2007	2006	2005

Reinsurance assets	43	32	235
Reinsurer’s share of technical provisions	43	32	223
Debtors arising from insurance and reinsurance operations (*)	—	—	12

Total	43	32	235

(*)	This caption is included in the heading “Loans and Receivables” as of December 31, 2007 and 2006
18. TANGIBLE ASSETS
As of December 31, 2007, 2006 and 2005, the detail and the change of the balance of this heading in the consolidated balance sheets based on the nature of the related items, were as follows:

	Millions of euros

	Property, plants and equipment				Assets
			Furniture,		Leased out
			Fixtures		under an
	Land and	Work in	and	Investment	Operating
2007	Buildings	Progress	Vehicles	Properties	Lease	Total

Revalued cost -
Balance at 1 January 2007	3,088	24	4,974	76	881	9,043
Additions	501	138	577	38	213	1,467
Retirements	(116)	(29)	(165)	(2)	(16)	(328)
Acquisition of subsidiaries in the year	388	32	65	—	57	542
Disposal of entities in the year	—	—	(19)	(16)	(160)	(195)
Transfers	(272)	(8)	(174)	1	—	(453)
Exchange difference and other	(174)	(6)	(234)	(1)	(9)	(424)
Balance at 31 December 2007	3,415	151	5,024	96	966	9,652

Accumulated depreciation -
Balance at 1 January 2007	(798)	—	(3,445)	(14)	(231)	(4,488)
Additions	(54)	—	(340)	(3)	(79)	(476)
Retirements	6	—	114	—	77	197
Acquisition of subsidiaries in the year	(8)	—	(4)	—	(21)	(33)
Disposal of entities in the year	—	—	24	—	—	24
Transfers	65	—	81	—	—	146
Exchange difference and other	64	—	168	4	9	245
Balance at 31 December 2007	(725)	—	(3,402)	(13)	(245)	(4,385)

Impairment -
Balance at 1 January 2007	(27)	—	—	(1)	—	(28)
Additions	(6)	—	(5)	—	—	(11)
Retirements	3	4	—	—	—	7
Acquisition of subsidiaries in the year	—	—	—	—	(2)	(2)
Exchange difference and other	9	(4)	—	—	—	5
Balance at 31 December 2007	(21)	—	(5)	(1)	(2)	(29)

Net tangible assets -

Balance at 1 January 2007	2,263	24	1,529	61	650	4,527

Balance at 31 December 2007	2,669	151	1,617	82	719	5,238

	Millions of euros
					Assets
	Property, plants and equipment				Leased out
			Furniture,		under an
	Land and	Work in	Fixtures and	Investment	Operating
2006	Buildings	Progress	Vehicles	Properties	Lease	Total

Revalued cost -
Balance at 1 January 2006	3,153	19	4,976	93	630	8,871
Additions	58	32	436	—	304	830
Retirements	(14)	(15)	(195)	(5)	(187)	(416)
Acquisition of subsidiaries in the year	127	2	32	—	150	311
Disposal of entities in the year	(47)	—	(37)	—	—	(84)
Transfers	(18)	(7)	5	(1)	—	(21)
Exchange difference and other	(171)	(7)	(243)	(11)	(16)	(448)
Balance at 31 December 2006	3,088	24	4,974	76	881	9,043

Accumulated depreciation -
Balance at 1 January 2006	(796)	—	(3,483)	(15)	(164)	(4,458)
Additions	(68)	—	(266)	(1)	(48)	(383)
Retirements	13	—	160	1	13	187
Acquisition of subsidiaries in the year	—	—	(9)	—	(48)	(57)
Disposal of entities in the year	3	—	35	—	—	38
Transfers	7	—	1	—	—	8
Exchange difference and other	43	—	117	1	16	177
Balance at 31 December 2006	(798)	—	(3,445)	(14)	(231)	(4,488)

Impairment -
Balance at 1 January 2006	(28)	—	—	(1)	—	(29)
Additions	(4)	—	—	—	—	(4)
Retirements	8	—	—	—	—	8
Acquisition of subsidiaries in the year	—	—	—	—	—	—
Exchange difference and other	(3)	—	—	—	—	(3)
Balance at 31 December 2006	(27)	—	—	(1)	—	(28)

Net tangible assets -

Balance at 1 January 2006	2,329	19	1,493	77	466	4,384

Balance at 31 December 2006	2,263	24	1,529	61	650	4,527

	Millions of euros
					Assets
	Property, plants and equipment				Leased out
			Furniture,		under an
	Land and	Work in	Fixtures and	Investment	Operating
2005	Buildings	Progress	Vehicles	Properties	Lease	Total

Revalued cost -
Balance at 1 January 2005	2,766	8	4,357	195	566	7,892
Additions	109	19	375	4	240	747
Retirements	(148)	(6)	(160)	(39)	(114)	(467)
Acquisition of subsidiaries in the year	159	10	124	—	—	293
Disposal of entities in the year	(6)	—	(4)	—	—	(10)
Transfers	3	(7)	7	(34)	—	(31)
Exchange difference and other	270	(5)	277	(33)	(62)	447
Balance at 31 December 2005	3,153	19	4,976	93	630	8,871

Accumulated depreciation -
Balance at 1 January 2005	(664)	(1)	(3,013)	(32)	(127)	(3,837)
Additions	(52)	—	(219)	(1)	(89)	(361)
Retirements	41	1	143	4	54	243
Acquisition of subsidiaries in the year	(29)	—	(80)	—	—	(109)
Disposal of entities in the year	—	—	2	1	—	3
Transfers	(10)	—	4	6	—	—
Exchange difference and other	(82)	—	(320)	7	(2)	(397)
Balance at 31 December 2005	(796)	—	(3,483)	(15)	(164)	(4,458)

Impairment -
Balance at 1 January 2005	(116)	—	—	—	—	(116)
Additions	(2)	—	—	(1)	—	(3)
Retirements	10	—	—	—	—	10
Acquisition of subsidiaries in the year	(2)	—	—	—	—	(2)
Exchange difference and other	82	—	—	—	—	82
Balance at 31 December 2005	(28)	—	—	(1)	—	(29)

Net tangible assets -

Balance at 1 January 2005	1,986	7	1,344	163	439	3,939

Balance at 31 December 2005	2,329	19	1,493	77	466	4,384

The Group BBVA purchased, through a Real Estate company of the Group and in accordance with an agreement signed on June 19, 2007 with the “Group Gmp” (GMP), the “Parque Empresarial Foresta” located in a development area in the north of Madrid, where the new Corporate Headquarters will be built. This project was an investment of €430 million to the BBVA Group, recognized, as of December 31, 2007, in the headings “Land and Buildings” and “works in progress” for an amount of €352 million and €78 million, respectively.
The main activity of the Group is carried out through a network of banking offices located geographically as shown in the following table:

	Number of branches
	2007	2006	2005

Spain	3,595	3,635	3,578
United States(*)	4,291	3,742	3,618
Rest of the world	142	122	132

Total	8,028	7,499	7,328

(*)	Includes those related to the BBVA Group’s banking, pensions fund managers and insurance companies in all the American countries in which it is present.

As of December 31, 2007, 2006 and 2005, 47.3%, 46.9% and 47.9%, respectively, of the branches in Spain were leased from third parties. As of December 31, 2007, 2006 and 2005, 56.7%, 60% and 58.69%, respectively, of the branches in Latin-American were leased from third parties.
The gains and losses from the sale of tangible assets are presented under the headings “Other Gains” and “Other Losses” in the accompanying consolidated income statements (Note 54).
In 2007 the net tangible assets impairment losses charged to the consolidated income statement amounted to €12 million. In 2006 the net recoveries of impairment for tangible assets amounted to €5 million. In 2005 the net tangible assets impairment losses charged to the consolidated income statement amounted to €2 million. The changes were registered under the heading “Impairment Losses-Tangible Assets”.
The net book value as of December 31, 2007, 2006 and 2005 of tangible assets for foreign subsidiaries amounted to €2,284 million, €1,857 million and €1,825 million, respectively.
Moreover, the amount of tangible assets under finance leases on which it is expected the purchase option was not significant as of December 31, 2007, 2006 and 2005.
19. INTANGIBLE ASSETS
19.1. Goodwill
As of December 31, 2007, 2006 and 2005, the detail of the balance of this heading and the changes, according to the companies that originated them, was as follows:

	Millions of euros
	Balance at
	beginning of				Exchange		Balance at
2007	year	Additions	Other	Retirements	Differences	Impairment	end of year

BBVA USA Bancshares, Inc.	1,679	5,171	(27)	—	(558)	—	6,265
of which:
Laredo National Bank	422	—	—	—	(43)	—	379
Texas Regional Bank	1,257	—	(27)	—	(129)	—	1,101
State National Bank	—	270	—	—	(33)	—	237
Compass Bank	—	4,901	—	—	(353)	—	4,548
Grupo Financiero Bancomer, S.A. de C.V.	544	—	—	—	(59)	—	485
Hipotecaria Nacional S.A. C.V.	239	—	—	—	(26)	—	213
BBVA Colombia, S.A.	213	—	(8)	—	(1)	—	204
BBVA Pensiones Chile, S.A.	90	—	—	—	(3)	—	87
Maggiore Fleet, S.p.A.	36	—	(2)	—	—	—	34
BBVA Chile, S.A.	35	—	—	—	(1)	—	34
BBVA Puerto Rico, S. A.	35	—	—	—	(4)	—	31
FORUM Servicios Financieros,S.A.	49	—	(20)	—	(1)	—	28
AFP Provida, S.A.	22	—	—	—	(1)	—	21
BBVA Portugal,S.A.	16	—	—	—	—	—	16
Finanzia, Banco de Crédito, S.A.	5	—	—	—	—	—	5
BBVA Finanzia S.p.A.	4	—	—	—	—	—	4
BBVA Bancomer USA	4	—	—	—	—	—	4
BBVA Renting S.p.A.	—	1	2	—	—	—	3
FORUM Distribuidora, S.A.	2	—	—	—	—	—	2

FULLY CONSOLIDATED COMPANIES	2,973	5,172	(55)	—	(654)	—	7,435

	Millions of euros
	Balance at						Balance
	beginning of				Exchange		at end of
2006	year	Additions	Other	Retirements	Differences	Impairment	year

Texas Regional Bancshares, Inc.	—	1,294	—	—	(37)	—	1,257
Grupo Financiero BBVA Bancomer, S.A. de C.V.	617	—	—	—	(73)	—	544
Grupo Laredo	474	—	(3)	—	(49)	—	422
Hipotecaria Nacional, S.A. de C.V.	259	—	10	—	(30)	—	239
Grupo BBVA Colombia	267	—	(35)	—	(19)	—	213
BBVA Pensiones Chile, S.A.	104	—	—	—	(14)	—	90
Forum Servicios Financieros, S.A.	—	51	—	—	(2)	—	49
Maggiore Fleet, S.p.A.	—	36	—	—	—	—	36
BBVA Chile, S.A.	41	—	—	—	(6)	—	35
BBVA Puerto Rico, S.A.	39	—	—	—	(4)	—	35
AFP Provida	26	—	—	—	(4)	—	22
BBVA Portugal, S.A.	16	—	—	—	—	—	16
Finanzia, Banco de Crédito, S.A.	5	—	—	—	—	—	5
BBVA Bancomer USA (*)	5	—	—	—	(1)	—	4
BBVA Finanzia, S.p.A.	—	4	—	—	—	—	4
Forum Distribuidora, S.A.	—	2	—	—	—	—	2
Invesco Management Nº1	—	6	—	—	—	(6)	—
Other companies	5	3	1	(9)	—	—	—

FULLY CONSOLIDATED COMPANIES	1,858	1,396	(27)	(9)	(239)	(6)	2,973

(*) Former Valley Bank.

	Millions of euros
	Balance at
	beginning			Exchange	Balance at end
2005	of year	Additions	Other	Differences	of year

Grupo Financiero BBVA Bancomer, S.A. de C.V.	513	—	—	104	617
Grupo Laredo	—	433	—	41	474
Grupo BBVA Colombia (*)	—	267	—	—	267
Hipotecaria Nacional, S.A. de C.V.	—	224	—	35	259
Grupo Provida	104	—	—	26	130
BBVA Chile, S.A.	32	—	—	8	40
BBVA Puerto Rico, S.A.	34	—	—	5	39
BBVA (Portugal), S.A.	16	—	—	—	16
Finanzia, Banco de Crédito, S.A.	5	—	—	—	5
Valley Bank	6	—	—	—	6
Other companies	—	5	—	—	5

FULLY CONSOLIDATED COMPANIES	710	929	—	219	1,858

(*) Goodwill of Banco Granahorrar, S.A.
Annually and whenever there is an indication that the unit may be impaired, an impairment test is carried out for each company that generated goodwill. This test compares the present value of future cash flows that are expected to be obtained by each company with its book value plus goodwill, in order to determine whether or not its value is impaired. As of December 31, 2007, as a result of the impairment tests carried out, there were no losses due to impairments in the value of these companies.
In 2007, the Group acquired 100% of the capital shares of State National Bancshares Inc. and Compass Bancshares Inc.
The detail of the book value of the consolidated assets and liabilities of Compass Bancshares Inc. and State National Bancshares, Inc. previous to its acquisition and the corresponding acquisition costs, gross of tax, which according to the acquisition method have been provisionally allocated at the moment of purchase, were as follows:

Millions of euros
Acquisition cost of Compass Bancshares, Inc.		6,693

Compass Bancshares, Inc. value at the date of acquisition.

	Book value	Fair Value
Cash	426	426
Loans and receivables	18,610	18,221
Financial assets	5,692	5,631
Tangible assets	443	514
Intangible assets obtained from previous business combinations	560	2
Intangible assets identify at the date of the business combination (*)	—	545
Other assets	390	391
Financial liabilities	(23,521)	(23,518)
Other liabilities	(378)	(402)
Recognised contingent liabilities	—	—
Deferred tax	—	(18)

Total Equity	2,222	1,792

Goodwill		4,901

(*)	The intangible assets amount identified at the acquisition date, corresponds principally to gains assigned to “core deposits” and amounted to €466 million.

Millions of euros
Acquisition cost of State National Bancshares, Inc.		378

State National Bancshares, Inc. value at the date of acquisition.

	Book value	Fair Value
Cash	82	82
Loans and receivables	899	884
Financial assets	207	204
Tangible assets	45	47
Intangible assets obtained from previous business combinations	88	—
Intangible assets identify at the date of the business combination	—	28
Other assets	8	7
Financial liabilities	(1,145)	(1,146)
Other liabilities	(5)	(7)
Recognised contingent liabilities	—	—
Deferred tax	—	9

Total Equity	179	108

Goodwill		270

The valuations were conducted by Duff&Phelps (an independent expert), applying different valuation methods on the basis of each asset and liability. The methods used are based on the present value of the cash flows that business or asset is expected to generate in the future, the Market Transaction Method and the Cost Method.
During 2007 there have not been effects of gains, losses, error corrections and other significant adjustments in relation with assets, liabilities and contingent liabilities in the acquired entities in 2007 o prior periods.
19.2. Other intangible assets
The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2007, 2006 and 2005 was as follows:

				Average
				Useful
	Millions of euros			Life
	2007	2006	2005	(years)

Computer software acquisition expense	42	56	45	5
Other deferred charges	202	116	80	5
Other intangible assets	571	132	92	5
Impairment	(7)	(8)	(5)

Total	808	296	212

The changes in 2007, 2006 and 2005 in this heading were as follows:

	Millons de euros
	2007	2006	2005

Balance at beginning of year	296	212	111
Additions	134	171	228
Year amortisation	(151)	(89)	(88)
Exchange differences and other (*)	530	5	(34)
Impairment	(1)	(3)	(5)

Balance at end of year	808	296	212

(*)	The heading “Exchange differences and other” as of December 31, 2007 includes €500 million of the acquisition of Compass in September 2007.
20. PREPAYMENTS AND ACCRUED INCOME AND ACCRUED EXPENSES AND DEFERRED INCOME
The detail of the balance of these headings in the consolidated balance sheets as of December 31, 2007, 2006 and 2005 was as follows:

	Millions of euros
	2007	2006	2005

Assets -
Prepaid expenses	359	279	199
Other prepayments and accrued income	245	395	358

Total	604	674	557

Liabilities -
Unmatured accrued expenses	1,381	1,169	1,147
Other accrued expenses and deferred income	439	341	563

Total	1,820	1,510	1,710

21. OTHER ASSETS AND LIABILITIES
The detail of the balances of these headings in the consolidated balance sheets as of December 31, 2007, 2006 and 2005 was as follows:

	Millions of euros
	2007	2006	2005

Assets -
Inventories (*)	457	470	339
Transactions in transit	203	106	9
Public Treasury	—	63	101
Other	1,033	1,104	1,492

Total	1,693	1,743	1,941

Liabilities -
Transactions in transit	54	140	24
Other	498	579	581

Total	552	719	605

(*)	The balance of the heading Inventories in the consolidated financial statements relates basically to the following companies: Inensur Brunete, S.L., Anida Desarrollos Inmobiliarios, Monasterio Desarrollo, S.L., Montealiaga, S.A. and Desarrollo Urbanístico Chamartín, S.A.
22. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
The balance of this heading in the consolidated balance sheet as of December 31, 2007, 2006 and 2005 amounted to €449 million, €582 million and €740 million, respectively, and related to deposits from other creditors through the so-called unit-linked life insurance policies (in which the policyholder bears the risk).

23. FINANCIAL LIABILITIES AT FAIR VALUE THROUGH EQUITY
As of December 31, 2007, 2006 and 2005 there were no financial liabilities at fair value through equity.
24. FINANCIAL LIABILITIES AT AMORTIZED COST
The detail of the items composing the balances of this heading in the accompanying consolidated balance sheets was as follows:

	Millions of euros
	2007	2006	2005

Deposits from central banks	27,326	15,238	21,190
Deposits from credit institutions	60,772	42,567	45,126
Money markets operations	23	223	23
Deposits from other creditors	236,183	192,374	182,635
Debt certificates (including bonds)	82,999	77,674	62,842
Subordinated liabilities	15,662	13,597	13,723
Other financial liabilities (*)	6,239	6,772	6,051

Total	429,204	348,445	331,590

(*)	As of December 31 2007, 2006 and 2005, Other Financial Liabilities included €570 million, €469 million and €390 million, respectively, relating to the third interim dividend (Note 4).
24.1. Deposits from central banks
The breakdown of the balance of this heading in the consolidated balance sheets was as follows:

	Millions of euros
	2007	2006	2005

Bank of Spain	19,454	7,265	16,139
Credit account drawdowns	8,209	4,010	6,822
Other State debt and Treasury bills under repurchase agreement	—	—	386
Other assets under repurchase agreement	11,245	3,255	8,931
Other central banks	7,802	7,927	5,028

Total gross	27,256	15,192	21,167

Valuation adjustments	70	46	23

Total	27,326	15,238	21,190

As of December 31, 2007, 2006 and 2005, the financing limit assigned to the Group by the Bank of Spain and other central banks was €10,320 million, €8,136 and €10,003 million, respectively, of which €8,053 million, €4,535 and €6,822 million had been drawn down, respectively.
24.2 Deposits from credit institutions
The breakdown of the balance of this heading in the consolidated balance sheets, based on the nature of the related transactions, was as follows:

	Millions of euros
	2007	2006	2005

Reciprocal accounts	3,059	78	271
Deposits with agreed maturity	33,576	27,016	28,807
Demand deposits	1,410	1,782	1,054
Other accounts	362	393	1,113
Repurchase agreements	21,988	13,017	13,723

Total gross	60,395	42,286	44,968

Valuation adjustments	377	281	158

Total	60,772	42,567	45,126

The detail, by geographical area, of this heading as of December 31, 2007, 2006 and 2005 disregarding valuation adjustments was as follows:

	Millions of euros
		Deposits with	Funds Received
	Demand	Agree	Under Financial
2007	Deposits	Maturity	Asset Transfers	Total

Spain	790	5,247	3,239	9,276
Rest of Europe	231	13,126	3,943	17,300
United States	3,077	6,853	881	10,811
Latin America	331	3,962	13,925	18,218
Rest of the world	40	4,750	—	4,790

Total	4,469	33,938	21,988	60,395

	Millions of euros
		Deposits with	Funds Received
	Demand	Agree	Under Financial
2006	Deposits	Maturity	Asset Transfers	Total

Spain	807	5,001	1,683	7,491
Rest of Europe	642	12,640	4,621	17,903
United States	110	2,653	797	3,560
Latin America	239	3,166	5,916	9,321
Rest of the world	61	3,950	—	4,011

Total	1,859	27,410	13,017	42,286

	Millions of euros
		Deposits with	Funds Received
	Demand	Agree	Under Financial
2005	Deposits	Maturity	Asset Transfers	Total

Spain and rest of Europe	1,033	14,815	8,255	24,103
United States	69	3,670	1,650	5,389
Latin America	1,290	2,643	3,818	7,751
Rest of the world	46	7,679	—	7,725

Total	2,438	28,807	13,723	44,968

24.3 Deposits from other creditors
The breakdown of the balance of this heading in the accompanying consolidated balance sheets, based on the nature of the related transactions, was as follows:

	Millions of euros
	2007	2006	2005

General Government	16,372	14,171	17,673
Spanish	6,844	7,109	9,742
Foreign	9,512	7,038	7,876
Valuation adjustments	16	24	55
Other resident sectors -	107,417	94,393	79,756
Current accounts	22,798	25,346	20,645
Savings accounts	21,389	22,460	20,629
Fixed-term deposits	33,781	27,682	20,435
Reverse repos	8,785	9,081	12,030
Other accounts	19,825	9,112	5,382
Valuation adjustments	839	712	635
Non-resident sectors	112,394	83,810	85,206
Current accounts	25,453	19,043	18,717
Savings accounts	19,057	13,636	11,370
Fixed-term deposits	58,492	40,906	45,266
Repurchase agreements	8,544	9,555	9,215
Other accounts	186	110	77
Valuation adjustments	662	560	561

Total	236,183	192,374	182,635

Of which:
In euros	123,924	108,313	100,623
In foreign currency	112,259	84,061	82,012

The detail, by geographical area, of this heading as of December 31, 2007, 2006 and 2005 disregarding valuation adjustments was as follows:

	Millions of euros
			Deposits
	Demand	Saving	with Agreed
2007	Deposits	Deposits	Maturity	Repos	Total

Spain	28,339	21,468	54,417	9,199	113,423
Rest of Europe	3,055	312	12,555	10	15,932
United States	6,996	7,877	22,964	148	37,985
Latin America	18,677	9,445	21,874	8,392	58,388
Rest of the world	1,657	2,842	4,439	—	8,938

Total	58,724	41,944	116,249	17,749	234,666

	Millions of euros
			Deposits with
	Demand	Saving	Agreed
2006	Deposits	Deposits	Maturity	Repos	Total

Spain	30,907	22,525	36,907	10,303	100,642
Rest of Europe	2,746	1,050	7,244	448	11,488
United States	1,419	2,019	10,529	57	14,024
Latin America	17,816	11,466	22,505	9,064	60,851
Rest of the world	795	403	2,875	—	4,073

Total	53,683	37,463	80,060	19,872	191,078

	Millions of euros
			Deposits with
	Demand	Saving	Agreed
2005	Deposits	Deposits	Maturity	Repos	Total

Spain and rest of Europe	30,294	21,676	36,344	17,145	105,459
United States	1,007	354	10,372	135	11,868
Latin America	17,041	10,164	22,968	7,983	58,156
Rest of the world	775	518	4,608	—	5,901

Total	49,117	32,712	74,292	25,263	181,384

24.4 Debt certificates (including bonds)
The breakdown of the balance of this heading in the accompanying consolidated balance sheets was as follows:

	Millions of euros
	2007	2006	2005

Promissory notes and bills	5,759	7,556	7,418
Bonds and debentures issued:	76,867	69,305	53,469
Mortgage-backed securities	39,730	36,029	26,927
Other non-convertible securities	37,137	33,276	26,542
Valuation adjustments	373	813	1,955

Total	82,999	77,674	62,842

24.4.1. Promissory notes and bills:
These promissory notes were issued mainly by Banco de Financiación, S.A., and the detail thereof, by currency, was as follows:

	Millions of euros
	2007	2006	2005

In euros	4,902	6,671	6,725
In other currencies	857	885	693

Total	5,759	7,556	7,418

24.4.2. Bonds and debentures issued:
The detail of the balance of this account in the accompanying consolidated balance sheets, based on the currency in which the bonds and debentures are issued, and of the related interest rates was as follows:

	Millions of euros
	2007	2006	2005

In euros -
Non-convertible bonds and debentures at floating interest rates	18,955	18,346	18,488
Non-convertible bonds and debentures	6,154	6,438	5,214
Covered bonds	38,680	35,808	26,683
Valuation adjustments	252	734	1,940

In foreign currencies -
Non-convertible bonds and debentures at floating interest rates	10,707	7,866	2,614
Non-convertible bonds and debentures	1,322	626	226
Covered bonds	1,049	221	244
Valuation adjustments	121	79	15

Total	77,240	70,118	55,424

As of December 31, 2007, the (weighted average) interest rate relating to fixed and floating rate issues in euros was 3.87% and 4.68%, respectively. As of December 31, 2007, the (weighted average) interest rate relating to fixed and floating rate issues in foreign currencies at that date was 5.12% and 5.97%, respectively.
The valuation adjustments caption mainly includes adjustments for accrued interest, hedging transactions and issuance fees.
Most of the foreign-currency issues are denominated in U.S. dollars.
The accrued interests on promissory notes, bills and debentures for December 31, 2007, 2006 and 2005 amounted to €3,658 million, €2,821 million and €1,899 million, respectively (Note 43.2).
24.5. Subordinated liabilities
The detail, by company, of this heading in the consolidated balance sheets as of December 31, 2007, 2006 and 2005 was as follows:

	Millions of euros
	2007	2006	2005

Subordinated debt	10,834	9,385	9,179
Preference shares	4,562	4,025	4,128

Total gross	15,396	13,410	13,307

Valuation adjustments	266	187	416

Total	15,662	13,597	13,723

As of December 31, 2007, 2006 and 2005 the subordinated debt and preference shares bore interest of €868 million, €567 million and €556 million, respectively (see Note 43.2).
24.5.1. Subordinated debt
These issues are non-convertible subordinated debt and, accordingly, for debt seniority purposes, they rank behind ordinary debt.
The detail, disregarding valuation adjustments, of the balance of this heading in the accompanying consolidated balance sheets, based on the related issue currency and interest rate, was as follows:

		Millions of euros
ISSUER	Currency	2007	2006	2005	Interest Rate 2007	Maturity Date

ISSUES IN EUROS
BBVA
july-96	EUR	—	—	79	—	December 22, 2006
july-96	EUR	27	27	27	9.37%	December 22, 2016
february-97	EUR	—	60	60	6.97%	December 18, 2007
september-97	EUR	—	36	36	6.65%	December 17, 2007
december-01 (*)	EUR	—	1,500	1,500	3.50%	January 1, 2017
july-03	EUR	600	600	600	4.32%	July 17, 2013
november-03	EUR	750	750	750	4.50%	November 12, 2015
october-04	EUR	992	991	992	4.37%	October 20, 2019
february-07	EUR	297	—	—	4.50%	February 16, 2022
BBVA CAPITAL FUNDING, LTD.
march-97	EUR	—	46	46	2.71%	March 20, 2007
october-97	EUR	—	77	77	4.10%	October 8, 2007
october-97	EUR	229	229	228	6.00%	December 24, 2009
july-99	EUR	73	73	73	6.35%	October 16, 2015
february-00	EUR	497	498	500	6.38%	February 25, 2010
july-01 (*)	EUR	—	—	500	—	July 4, 2011
october-01	EUR	60	60	60	5.73%	October 10, 2011
october-01	EUR	40	40	40	6.08%	October 10, 2016
october-01	EUR	50	50	50	5.33%	October 15, 2016
november-01	EUR	55	55	55	5.30%	November 2, 2016

		Millions of euros
ISSUER	Currency	2007	2006	2005	Interest Rate 2007	Maturity Date

december-01	EUR	56	56	56	5.58%	December 20, 2016
BBVA SUBORDINATED CAPITAL, S.A.U.
may-05	EUR	497	497	480	4.95%	May 23, 2017
october-05	EUR	150	150	150	5.03%	October 13, 2020
october-05	EUR	250	250	250	4.90%	October 20, 2017
october-06	EUR	1,000	1,000	—	4.93%	October 24, 2016
april-07	EUR	750	—	—	5.01%	April 3, 2017
april-07	EUR	100	—	—	4.34%	April 4, 2022
BBVA BANCOMER, S.A. de C.V.
may-07	EUR	596	—	—	4.80%	May 17, 2017
ALTURA MARKETS A.V., S.A.
november-07	EUR	3	—	—	6.72%	November 29, 2017
ISSUES IN FOREIGN CURRENCY
BBVA PUERTO RICO, S.A.
september-04	USD	34	38	42	4.20%	September 23, 2014
september-06	USD	25	28	—	5.76%	September 29, 2016
september-06	USD	21	23	—	5.39%	September 29, 2016
BBVA GLOBAL FINANCE, LTD.
december-95	USD	136	152	170	7.00%	December 1, 2025
december-95	USD	—	—	64	—	May 9, 2006
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE	CLP	283	276	172	Various	Various
BBVA BANCOMER, S.A. de C.V.
november-98		—	—	198	—	September 28, 2006
july-05	USD	340	377	421	5.38%	July 22, 2015
september-06	MNX	156	174	—	8.23%	September 18, 2014
may-07	USD	340	—	—	6.01%	May 17, 2022
BBVA CAPITAL FUNDING, LTD.
october-95	JPY	60	64	72	6.00%	October 26, 2015
february-96	USD	—	—	212	—	February 14, 2006
november-96	USD	—	—	170	—	November 27, 2006
BBVA BANCOMER CAPITAL TRUST, INC.
february-01(*)	USD	—	—	424	—	February 16, 2011
LNB CAPITAL TRUST I
november-01(*)	USD	—	—	18	—	December 8, 2031
LNB STATUTORY TRUST I
december-01(*)	USD	—	—	25	—	December 18, 2031
BBVA SUBORDINATED CAPITAL, S.A.U.
october-05	JPY	122	127	144	2.75%	October 22, 2035
october-05	GBP	409	447	438	6.48%	October 21, 2015
march-06	GBP	409	447	—	5.00%	March 31, 2016
march-07	GBP	343	—	—	5.75%	March 11, 2018
RIVERWAY HOLDING CAPITAL TRUST I
march-01	USD	7	9	—	10.18%	June 8, 2031
RIVERWAY HOLDING CAPITAL TRUST II
july-01 (*)	USD	—	4	—	9.30%	July 25, 2031
february-04	USD	34	38	—	7.84%	March 17, 2034
COMPASS BANCSHARES INC
july-01	USD	2	—	—	10.18%	July 31, 2031
STATE NATIONAL CAPITAL TRUST I
july-03	USD	10	—	—	7.88%	September 30, 2033
STATE NATIONAL STATUTORY TRUST II
march-04	USD	7	—	—	7.78%	March 17, 2034
TEXASBANC CAPITAL TRUST I
july-04	USD	17	—	—	7.75%	July 23, 2034
COMPASS BANK
august-99	USD	124	—	—	7.75%	September 15, 2009
april-99	USD	69	—	—	6.45%	May 1, 2009

		Millions of euros
ISSUER	Currency	2007	2006	2005	Interest Rate 2007	Maturity Date

march-05	USD	188	—	—	5.50%	April 1, 2020
march-06	USD	175	—	—	5.90%	April 1, 2026
sep-07	USD	236	—	—	6.40%	October 1, 2017
BBVA COLOMBIA, S.A.
august-06	COP	135	136	—	11.54%	August 28, 2011
BANCO CONTINENTAL, S.A.
december-06	USD	20	—	—	6.65%	December 16, 2016
may-07	PEN	9	—	—	5.85%	May 7, 2022
may-07	USD	14	—	—	6.00%	May 14, 2027
june-07	PEN	12	—	—	3.47%	June 18, 2032
september-07	USD	14	—	—	6.26%	September 24, 2017
november-07	PEN	11	—	—	3.56%	June 18, 2032

TOTAL		10,834	9,385	9,179

(*) Issuances cancelled before their maturity date
The issues of BBVA Capital Funding, LTD., BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.
24.5.2. Preference shares
The detail, by company, of this heading in the consolidated balance sheets as of December 31, 2007, 2006 and 2005 was as follows:

	Millions of euros
	2007	2006	2005

BBVA Internacional, Ltd. (1)	500	1,000	1,341
BBVA Preferred Capital, Ltd. (2)	—	—	203
BBVA Privanza International (Gibraltar), Ltd.	—	—	59
BBVA Capital Finance, S.A.	1,975	1,975	1,975
Banco Provincial, S.A	66	—	—
BBVA International Preferred, S.A.U. (3)	2,003	1,050	550
Tucson Loan Holdings, Inc.	18	—	—

Total	4,562	4,025	4,128

(1)	Listed on the Spanish AIAF market.

(2)	Listed in New York Stock Exchange

(3)	Listed in London Stock Exchange
The foregoing balances include several issues of non-cumulative non-voting preference shares and stakes of BBVA International Ltd., BBVA Capital Finance, S.A. and BBVA Intenational Preferred, S.A.U. guaranteed by Banco Bilbao Vizcaya Argentaria, S.A., the detail was as follows:

		Amount Issued	Fixed Annual
2007	Currency	(Millions)	Dividend

BBVA International, Ltd.
December 2002	EUR	500	4.800%
BBVA Capital Finance, S.A.
December 2003	EUR	350	4.806%
July 2004	EUR	500	4.806%
December 2004	EUR	1,125	4.809%
BBVA International Preferred, S.A.U.
September 2005	EUR	550	3.80%
September 2006	EUR	500	4.94%
April 2007	USD	600	5.92%
July 2007	GBP	400	7.09%
Banco Provincial, S.A. — Banco Universal
October 2007	BS	150,000	12.00%
November 2007	BS	58,000	12.00%
Tucson Loan Holdings Inc.
November 1997	USD	28	9.875%

		Amount Issued	Fixed Annual
2006	Currency	(Millions)	Dividend

BBVA International, Ltd.
March 2002	EUR	500	3.50%
December 2002	EUR	500	3.41%
BBVA Capital Finance, S.A.
December 2003	EUR	350	3.41%
July 2004	EUR	500	3.41%
December 2004	EUR	1,125	3.41%
BBVA International Preferred, S.A.U.
September 2005	EUR	550	3.80%
September 2006	EUR	500	4.95%

		Amount Issued	Fixed Annual
2005	Currency	(Millions)	Dividend

BBVA Privanza Internacional (Gibraltar), Ltd.
June 1997	USD	70	7.76%
BBVA International, Ltd.
April 2001	EUR	340	7.00%
March 2002	EUR	500	3.50%
December 2002	EUR	500	3.25%
BBVA Preferred Capital, Ltd.
June 2001	USD	240	7.75%
BBVA Capital Finance, S.A.
December 2003	EUR	350	2.75%
July 2004	EUR	500	3.00%
December 2004	EUR	1,125	3.00%
BBVA International Preferred, S.A.U.
September 2005	EUR	550	3.80%

These issues were subscribed by third parties outside the Group and are wholly or partially redeemable at the issuer company’s option after five or ten years from the issue date, depending on the terms of each issue.
25. LIABILITIES UNDER INSURANCE CONTRACTS
The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2007, 2006 and 2005 was as follows:

	Millions of euros
	2007	2006	2005

Technical provisions for:
Mathematical reserves	8,977	8,678	9,023
Provision for unpaid claims reported	580	655	419
Other insurance technical provisions	440	788	1,058

Total	9,997	10,121	10,500

26. PROVISIONS
The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2007, 2006 and 2005 was as follows:

	Millions of euros
	2007	2006	2005

Provisions for pensions and similar obligations (Note 27)	5,967	6,358	6,240
Provisions for taxes	225	232	147
Provisions for contingent exposures and commitments (Note 7)	546	502	452
Other provisions	1,604	1,557	1,862

Total	8,342	8,649	8,701

The changes in 2007, 2006 and 2005 in the balances of this heading in the accompanying consolidated balance sheets were as follows:

	Millions of euros
	Provisions for Pensions and similar
	obligation
	2007	2006	2005

Balance at beginning of the year	6,358	6,240	6,304
Add -
Year provision with a charge to income for the year	417	1,410	647
Transfers and other changes	(4)	—	98
Less -
Payments	(843)	(1,208)	(778)
Amount use and other variations	39	(84)	(31)

Balance at end of the year	5,967	6,358	6,240

The provisions charged to the income statement of 2007 under the heading “Provisions for pensions and similar obligations” registered as “interest expenses and similar charges”, “personal expenses” and “provision expenses” in the consolidated income statement amounted to €242, €71 and €104 million, respectively. The amount charged in this respect in 2006 was €254, €74 and €1,081 million, respectively. The amount charged in this respect in 2005 was €255, €69 and €323 million, respectively.

	Millions of euros
	Commitments and contingent risks
	provisions
	2007	2006	2005

Balance at beginning of the year	502	452	349
Add -
Year provision with a charge to income for the year	93	74	114
Transfers and other Changes	—	5	9
Less -
Available funds	(46)	(17)	(12)
Amount use and other variations	(3)	(12)	(8)

Balance at end of the year	546	502	452

	Millions of euros
	Provisions for taxes and other
	provisions
	2007	2006	2005

Balance at beginning of the year	1,789	2,009	1,739
Add -
Year provision with a charge to income for the year	275	353	278
Adquisition of subsidiaries	56	4	42
Transfers and other Changes	14	101	318
Less -
Available funds	(140)	(51)	(160)
Amount use and other variations	(165)	(608)	(205)
Disposal of subsidiaries	—	(19)	(3)

Balance at end of the year	1,829	1,789	2,009

27. COMMITMENTS WITH PERSONNEL
As described in note 2.2.4, the Group holds the following commitments with personnel:
27.1. COMMITMENTS WITH PERSONNEL FOR POST-EMPLOYMENT DEFINED CONTRIBUTION PLANS
The commitments with personnel for post-employment defined contribution plans have no impact in the accompanying consolidated balance sheets (Note 2.2.4). In 2007, the Group has made contributions to the defined contribution plans with a charge to the consolidated income statement of €58 million of which €40 million are related to commitments of the Group in Spain and €18 million are related to abroad commitments of the Group (in 2006 and 2005 the contributions amounted to €53 million and €56 million, respectively).
27.2. COMMITMENTS FOR POST-EMPLOYMENT DEFINED BENEFIT PLANS AND OTHER LONG-TERM POST-EMPLOYMENT BENEFITS
The commitments for defined contributions plans as well as the rest of long-term post-employment benefits were recognized as provisions on the accompanying consolidated balance sheets (Note 26), net insurance contracts or other assets to those commitments, as follows:

				Millions of euros
	Commitments in Spain			Commitments abroad			TOTAL
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Post-employment benefits
Post-employment benefits	3,115	3,386	3,443	1,097	956	966	4,212	4,342	4,409
Early retirement	2,950	3,186	2,583	—	—	—	2,950	3,186	2,583
Post-employment welfare benefits	234	223	211	420	422	436	654	645	647

Total	6,299	6,795	6,237	1,517	1,378	1,402	7,816	8,173	7,639

Insurance contracts
Post-employment benefits	467	569	627	—	—	—	467	569	627

	467	569	627	—	—	—	467	569	627
Other plan assets								—	—
Post-employment benefits	—	—	—	1,062	879	687	1,062	879	687
Post-employment welfare benefits	—	—	—	354	368	85	354	368	85

	—	—	—	1,416	1,247	772	1,416	1,247	772

Net commitments of plan assets	5,832	6,226	5,610	101	131	630	5,933	6,357	6,240

of which:
Net assets	—	—	—	(34)	—	—	(34)	—	—
Net liabilities (*)	5,832	6,226	5,610	135	131	630	5,967	6,357	6,240

(*)	Recorded under the heading “Provisions — Provisions for Pensions and Similar Obligations”
Other commitments with personnel for long service bonuses were recognized under the heading “Other provisions” of the accompanying consolidated balance sheets (Note 26) and amounted to €40 million as of December 31, 2007, €18 million due to Spanish companies and €22 million due to abroad companies.
27.2.1 Commitments in Spain
The most significant actuarial assumptions used as of December 31, 2007, 2006 and 2005, to quantify these commitments were as follows:

	2007	2006	2005

Mortality tables	PERM/F 2000P.	PERM/F 2000P.	PERM/F 2000P.

Discount rate (cumulative annual)	4.5%/AA corporate bond yield curve	4%/AA corporate bond yield curve	4%/AA corporate bond yield curve
Consumer price index (cumulative annual)	2.0%	1.5%	1.5%

Salary growth rate (cumulative annual)	At least 3% (depending on employee)	At least 2.5% (depending on employee)	At least 2.5% (depending on employee)
Retirement ages	First date at which the employees are entitled to retire or contractually agreed at the individual level in the case of early retirements

The disclosure of the different commitments with personnel in Spain is as follows:
Pension commitments
The situation of pension commitments in defined benefit plans as of December 31, 2007, 2006 and 2005 was as follows:

	Millions of euros
	2007	2006	2005
Commitments to retired employees	2,733	3,187	3,203
Vested contingencies in respect of current employees	382	200	240

Total commitments	3,115	3,387	3,443

Insurance contracts assigned to the funding of commitments	467	569	627

Net commitments(*)	2,648	2,818	2,816

(*)	Recorded in the heading “Provisions- Provisions for Pensions and Similar Obligations” (Note 26)
Insurance contracts have been contracted with insurance companies not related to the group to funded certain pension commitments. These commitments are funded by assets and therefore are presented in the accompanying consolidated balance sheets for the net amount commitment less plan assets. As of December 31, 2007, 2006 and 2005, the amount of the plan assets to the mentioned insurance contracts (shown in the previous table under the heading “Plan Insurance contracts”) equalled the amount of the funded commitments, therefore its net value was zero in the accompanying consolidated balance sheets.
On the other hand, the rest of commitments mentioned in the previous table include commitments by defined benefit for which insurance contracts have been contracted with BBVA Seguros, S.A. de Seguros y Reaseguros, which is 99.94% owned by the Group. The assets in which the insurance company has invested the amount of the contracts can not be considered plan assets according to IAS 19 and are presented in the accompanying consolidated balance sheets in different headings of Assets depending on the classification of financial instruments that corresponds. Therefore, those commitments are considered wholly unfunded according to IAS 19 and they are recognized under the heading “Provisions- Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets (Note 26).
The changes of these commitments net of plan insurance contracts, contracted with insurance companies related to the Group, were as follows:

	Millions of euros
	2007	2006	2005

Balance at beginning of the year	2,817	2,816	2,826
+ Interest cost	109	110	107
+ Current services cost	18	23	19
- Payments made	(163)	(159)	(145)
+/- Other changes	1	11	2
+/- Actuarial losses (gains)	(134)	16	7

Balance at end of the year	2,648	2,817	2,816

The estimated amount of commitments in million of euros for the next 10 years was as follows:

	2008	2009	2010	2011	2012	2013-2017

Pensions	169	172	176	176	175	851

Early retirements
In 2007 the Group offered to certain employees the possibility of taking early retirement before the age stipulated in the collective labour agreement in force. This offer was accepted by 575 employees (1,887 and 677 employees in 2006 and 2005, respectively).
The early retirements commitments in Spain as of December 31, 2007, 2006 and 2005 were recognised as provisions in the heading “Provisions- Provisions for Pensions and Similar Obligations” (Note 26) in the accompanying consolidated balance sheets amounted to €2,950 million, €3,186 million and €2,583 million, respectively. Those commitments are considered wholly unfunded according to IAS 19 due to the absence of qualifying plan assets.
The changes in 2007, 2006 and 2005 for all Group’s companies in Spain, were as follows:

	Millions of euros
	2007	2006	2005

Balance at beginning of the year	3,186	2,583	2,657
+ Interest cost	112	92	95
+ Early retirements in the year	294	1,019	286
- Payments made	(587)	(505)	(477)
+/- Other movements	—	(3)	6
+/- Actuarial losses (gains)	(55)	—	16

Balance at end of the year	2,950	3,186	2,583

The cost of the early retirements in 2007 were recognised in the heading “Provision Expense (Net) - Transfers to funds for pensions and similar obligations — Early retirements” in the accompanying consolidated income statements, respectively.
The estimated amount of commitments in million of euros for the next 10 years was as follows:

	2008	2009	2010	2011	2012	2013-2017

Pensions	524	469	430	391	353	1,103

Other long-term commitments with personnel
As of October 18, 2007, the Bank has signed an Agreement Approval of Benefits for their employees in Spain. The agreement implies the standardization of the existing welfare benefits for every group of employees, and in some cases in which a service is provided, its quantification in an annual amount in cash. These welfare benefits include post-employment welfare benefits and other commitments with personnel.
Post-employment welfare benefits
The detail of these commitments as of December 31, 2007, 2006 and 2005 were as follows:

	Millions of euros
	2007	2006	2005

Post-employment welfare benefit commitments to retired employees	192	169	159
Vested post-employment welfare benefit contingencies in respect of current employees	42	54	52

Total (*)	234	223	211

(*)	Recognized in the heading “Provisions- Provisions for Pensions and Similar Obligations”
These commitments are considered wholly unfunded according to IAS 19 due to the absence of qualifying plan assets.

The changes in 2007, 2006 and 2005, for all Group’s companies in Spain, were as follows:

	Millions of euros
	2007	2006	2005

Balance at beginning of the year	223	211	204
+ Interest cost	9	9	8
+ Current service cost	2	2	2
- Payments made	(12)	(13)	(12)
+Prior service cost or changes in the plan	8	—	—
+/- Other movements	3	6	—
+/- Actuarial losses (gains)	1	8	9

Balance at end of the year	234	223	211

The estimated amount of commitments in million of euros for the next 10 years was as follows:

	2008	2009	2010	2011	2012	2013-2017

Pensions	45	17	16	16	15	72

Summary on the consolidated income statements by defined contribution plans commitments
Following is a summary of the charges to the consolidated income statements in 2007, 2006 and 2005 for post-employment benefits commitments of companies in Spain

	Millions of euros
	2007	2006	2005

Interest expense and similar charges
Interest cost of pension funds	230	210	211
Personnel expenses
Transfers to pension plans	18	27	23
Social attentions	2	2	2
Provision expense (net)
Transfers to fund for pensions and similar obligations
Pension funds	(180)	23	33
Early retirement	294	1,019	286

Total	364	1,281	555

Other commitments with personnel
Long-service cash bonuses
In addition to the aforementioned post-employment welfare benefits, the Group maintained certain commitments in Spain with certain employees, called “Long-service bonuses”. These commitments were both in the payment of a certain amount in cash and in the delivery of shares from Banco Bilbao Vizcaya Argentaria S.A., when they complete a given number of years of effective service.
The aforementioned Agreement Approval of Benefits established that the Long-service bonuses ended as of December 31, 2007. Such employees are entitled to receive, to the date of seniority established, only the value of the accrued commitment until December 31, 2007.
In November 2007, the Group in Spain has offered to those employees the option to redeem the accrued value of such share benefits prior to the date of seniority established. The offer has been accepted by most of employees and the settlement (by delivery of shares or cash) has taken place in the month of December 2007.
The accrued value of the long-service bonuses until December 31, 2007 for employees, who have not opted for early settlement, is recognized under the heading “Provisions — Other provisions” of the accompanying consolidated balance sheets and amounted to €18 million.
Following is the detail of the commitments recognised as of December 31, 2007, 2006 and 2005 under these headings:

	2007	2006	2005

Other commitments to employees (Note 26)
Long-service cash bonuses	8	32	30
Long-service share-based bonuses	10	49	46

Total	18	81	76

The changes as of December 31, 2007, 2006 and 2005 in the present value of the long-service bonuses commitments, both in cash and in shares, were as follows:

	Millions of euros
	2007	2006	2005
| | |
Balance at beginning of the year	81	76	64
Interest cost	1	1	1
Current service cost	8	8	7
Payments made and settlements	(16)	—	(2)
Effect of reduction and settlements	(26)	—	—
Other movements	(26)	(2)	5
Actuarial losses (gains)	(4)	(2)	1

Balance at end of the year	18	81	76

As of December 31, 2007, 2006 and 2005 the changes, in the probable number of shares to be delivered due to the long-service bonuses, were as follows:

	Number of shares
	2007	2006	2005

Shares at beginning of the year	6,538,948	6,946,467	6,658,067
Current service cost	413,680	407,487	399,753
Payments made and settlements	(4,122,739)	(186,480)	(269,100)
Effect of reduction and settlements	(1,818,683)	—	—
Actuarial losses (gains)	(173,738)	(628,526)	157,747

Shares at end of year	837,468	6,538,948	6,946,467

In March 1999, 32,871,301 new shares were issued at a price of €2.14 per share. These shares were subscribed and paid by a company not related to the Group and, simultaneously, the Bank acquired an option to purchase them. Since 1999, the purchase option has been exercised several times, remaining as of December 31, 2007 the purchase option for a total of 248,326 shares at a price of €2.09 per share. Additionally, the Bank has arranged a forward transaction with an entity not related to the Group of a total of 589,142 shares at an exercise price of €16.64 per share.
Other commitments with personnel
Since all other employee welfare benefits for current employees accrue and are settled on a yearly basis, it is not necessary to record a provision in this connection. The total cost of the employee welfare benefits amounted to €40 million , €34 million and €30 million as of December 31, 2007, 2006 and 2005, respectively, and these amounts were recognised with a charge to “Personnel Expenses — Other personnel expenses” in the accompanying consolidated income statements.
27.2.2. Commitments abroad:
The main commitments with personnel abroad are related to Mexico, Portugal and United States, which jointly represent 95.9% of the total amount of commitments with personnel abroad as of December 31, 2007 and 18,6% of the total of the commitments with personnel of BBVA Group as of December 31, 2007.
As of December 31, 2007 the details by countries of the various commitments with personnel of Group BBVA abroad are as follows:

	Millions of euros
		Plan	Net
	Commitments	Assets	Commitments

Post-employment benefits
Pension commitments
Mexico	584	572	12
Portugal	295	292	3
United States	159	166	(7)
Rest	59	32	27

	1,097	1,062	35
Post-employment welfare benefits
Mexico	416	354	62
Portugal	—	—	—
United States	—	—	—
Rest	4	—	4

	420	354	66
Total Commitments	1,517	1,416	101

As of December 31, 2006 and 2005, the main commitments with personnel abroad are related to Mexico and Portugal, which jointly represent 66.6% and 85.8%, respectively of the total amount of commitments with personnel abroad and 11.1% and 11.6%, respectively of the total of the commitments with personnel of BBVA Group.
27.2.2.1. Commitments with personnel in Mexico:
In Mexico, the main actuarial assumptions used in quantifying the commitments with personnel as of December 31, 2007, 2006 and 2005, were as follows:

	2007	2006	2005

Mortality tables	EMSSA 97	EMSSA 97	EMSSA 97
Discount rate (cumulative annual)	8.8%	9.0%	9.2%
Consumer price index (cumulative annual)	3.6%	3.5%	4.0%
Salary Growth rate	4.5%	6.0%	6.1%
Expected rate of return	8.8%	9.0%	9.2%
Medical cost trend rates	5.5%	6.0%	6.1%

Pension commitments
Plan assets are those assets that are to be used directly to settle the vested obligations and which meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. The return of plan assets amounts to €41 million. The vested obligations related to these commitments were disclosed net of the balances of the aforementioned plan assets in the accompanying consolidated balance sheets.
As of December 31, 2007 the plan assets to these commitments relate in full to debt securities.

The changes of these commitments and plan assets in 2007, for all Group’s companies in Mexico, were as follows:

	Millions of euros
	2007
		Plan	Net
	Commitments	assets	commitments

Balance at beginning of the year	623	623	—
Finance expenses	53	—	53
Finance Income	—	52	(52)
Current service cost	17	—	17
Prior service cost or changes in the plan	3	—	3
Acquisitions or divestments made	—	—	—
Effect of reductions or settlement	(6)	—	(6)
Payments	(31)	(31)	—
Exchange difference	(69)	(68)	(1)
Actuarial losses (gains)	(11)	(11)	—
Contributions	—	5	(5)
Other movements	5	2	3

Balance at end of the year	584	572	12

As of December 31, 2006 and 2005 the commitments net of plan assets amounted to €0 and €166 million, respectively.
The commitments net of the aforementioned Plan assets were recognized in the heading “Provisions - Provisions for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 26).
The estimated payments for commitments in million of euros for the next 10 years were as follows:

	2008	2009	2010	2011	2012	2013-2017

Pensions	30	29	30	31	32	197

Following is a detail of the charges of these commitments, for all Group’s companies in Mexico, on the consolidated income statements corresponding to 2007:

Millions of
euros
2007

Interest expense and similar charges	1
Personnel expenses	17
Provision expense (net)	3

Total	15

Post-employment welfare benefits
The commitments for post-employment welfare benefits are related to medical care in Mexico.
The accrued liability, corresponding to Mexico, for the post-employment medical care benefits acquired with employees still active or already retired, net of plan assets amounts to €62 million , €54 million and €351 million as of December 31, 2007, 2006 and 2005, respectively and are recognised in the heading “Provisions-Provisions for Pensions and Similar Obligations” of the consolidated financial statements attached.
Plan assets are used directly to settle the vested obligations and which meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. The return of plan assets of post-employment welfare benefits commitments amounts to €25 million. The vested obligations related to these commitments were disclosed net of the balances of the aforementioned plan assets in the accompanying consolidated balance sheets.
As of December 31, 2007 the plan assets to these commitments relate in full to debt securities.
The commitments net of the aforementioned plan assets were recognized in the heading “Provisions-Provisions for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 26).
The changes of these commitments and plan assets in 2007, for all Group’s companies in Mexico, were as follows:

	Millions of euros
	2007
		Plan	Net
	Commitments	assets	commitments

Balance at beginning of the year	422	368	54
Finance expenses	36	—	36
Finance Income	—	31	(31)
Current service cost	16	—	16
Prior service cost or changes in the plan	—	—	—
Acquisitions or divestments made	—	—	—
Effect of reductions or settlement	(9)	—	(9)
Payments	(18)	(18)	—
Exchange difference	(48)	(41)	(7)
Actuarial losses (gains)	16	(6)	22
Contributions	(1)	19	(20)
Other movements	2	1	1

Balance at end of the year	416	354	62

As of December 31, 2006 and 2005 the commitments net of plan assets amounted to €54 million and €351 million.
Following is a detail of the charges of these commitments, for all Group’s companies in Mexico, on the consolidated income statements corresponding to 2007:

Millions of
euros
2007

Interest expense and similar charges	5
Personnel expenses	16
Provision expense (net)	13

Total	34

The sensibility analysis to changes in rates in 2007 trend in the growth of medical care costs of BBVA Bancomer, S.A. was as follows:

	1% Increase	1% Decrease
Increase/Decrease in Current Services Cost and Interest Cost	10	(10)
Increase/Decrease in commitments	69	(69)

27.2.2.2. Pension Commitments in Portugal:
In Portugal, the main actuarial assumptions used in quantifying the commitments as of December 31, 2007, 2006 and 2005, were as follows:

	2007	2006	2005

Mortality tables	TV88/90	TV88/90	TV88/90
Discount rate (cumulative annual)	5.3%	4.8%	4.5%
Consumer price index (cumulative annual)	2.0%	2.0%	2.0%
Salary growth rate (cumulative annual)	3.0%	3.0%	3.0%
Expected rate of return on plan assets	4.6%	4.5%	4.5%

Plan assets are assets that are to be used directly to settle the vested obligations and which meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. The return of plan assets of pension commitments amounts to -€4 million. The vested obligations related to these commitments were disclosed net of the balances of the aforementioned plan assets in the accompanying consolidated balance sheets.
The distribution of the mainly category of plan assets was as follows:

2007

Equity securities	13.0%
Debt securities	83.5%
Property, Land and Buildings	0.3%
Cash	0.8%
Other investments	2.4%

The changes of these commitments and plan assets in 2007, for all Group’s companies in Portugal, were as follows:

	Millions of euros
		2007
		Plan	Net
	Commitments	assets	commitments

Balance at beginning of the year	295	256	40
Finance expenses	14	—	14
Finance Income	—	12	(12)
Current service cost	5	—	5
Prior service cost or changes in the plan	5	—	5
Acquisitions or divestments made	—	—	—
Effect of reductions or settlement	11	—	11
Payments	(14)	(14)	—
Exchange difference	—	—	—
Actuarial losses (gains)	(22)	(16)	(5)
Contributions	—	54	(54)
Other movements	—	1	(1)

Balance at end of the year	295	292	3

As of December 31, 2006 and 2005 the commitments net of plan assets amounted to €39 million and €41 million.
The commitments net of the aforementioned plan assets were recognized in the heading “Provisions - Provisions for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 26).

The estimated amount of commitments in million of euros for the next 10 years was as follows:

	2008	2009	2010	2011	2012	2013-2017

Pensions	14	15	15	15	15	75

Following is a detail of the changes on the consolidated income statements corresponding to 2007 for the commitments for pensions in Portuguese entities:

Millions of euros
2007

Interest expense and similar charges	2
Personnel expenses	5
Provision expense (net)	11

Total	18

27.2.2.3. Pension Commitments in United States:
In United States, the main actuarial assumptions used in quantifying the commitments as of December 31, 2007, were as follows:

2007

Mortality table	RP 2000 Projected
Discount rate (cumulative annual)	6.6%
Consumer price index (cumulative annual)	2.5%
Salary growth rate (cumulative annual)	4.0%
Expected rate of return on plan assets	7.5%
Medical Care Growth rate	n/a

Plan assets are the assets that are to be used directly to settle the vested obligations and which meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. The return of plan assets of pension commitments amounts to €7 million. The vested obligations related to these commitments were disclosed net of the balances of the aforementioned plan assets in the accompanying consolidated balance sheets.
The distribution of the mainly category of plan assets is as follows:

2007

Equity securities	59.2%
Debt securities	39.9%
Property, Land and Buildings	0.0%
Cash	0.0%
Other investments	0.9%

The changes of these commitments and plan assets in 2007, for all Group’s companies in United States, were as follows:

	Millions of euros
	2007
		Plan	Net
	Commitments	assets	commitments

Balance at beginning of the year	17	8	9
Finance expenses	4	—	4
Finance Income	—	4	(4)
Current service cost	2	—	2
Prior service cost or changes in the plan	—	—	—
Acquisitions or divestments made	156	165	(9)
Effect of reductions or settlement	(3)	(2)	(1)
Payments	(2)	(2)	—
Exchange difference	(13)	(13)	—
Actuarial losses (gains)	(2)	3	(5)
Contributions	—	2	(2)
Other movements	—	1	(1)

Balance at end of the year	159	166	(7)

The commitments net of the aforementioned plan assets were recognized in the heading “Provisions - Provisions for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 26).
The estimated amount of commitments in million of euros for the next 10 years was as follows:

	2008	2009	2010	2011	2012	2013-2017

Pensions	5	6	7	7	8	55

Following is a detail of the charges on the consolidated income statements corresponding to 2007 for all Group’s companies in United States:

Millions of euros
2007

Interest expense and similar charges	—
Personnel expenses	2
Provision expense (net)	(6)

Total	(4)

27.2.2.4. Commitments with personnel in rest of countries
In rest of countries, the commitments for post-employment defined contribution plans and other post-employment benefits as of December 31, 2007 amounted to €59 million and €4 million, respectively.
Following is a detail of the charges on the consolidated income statements corresponding to 2007 for all Group’s companies in rest of countries:

Millions of euros
2007

Interest expense and similar charges	3
Personnel expenses	3
Provision expense (net)	5

Total	11

28. MINORITY INTERESTS
The detail, by consolidated company, of the balance of the heading “Minority Interests” was as follows:

	Millions of euros
	2007	2006	2005

BBVA Colombia Group	23	18	16
BBVA Chile Group	116	95	121
BBVA Banco Continental Group	246	235	222
BBVA Banco Provincial Group	267	224	204
Provida Group	79	66	70
BBVA Banco Francés Group	87	52	17
Other companies	62	78	321

Total	880	768	971
Following is the amount of the share of profit in 2007, 2006 and 2005 of the minority group. These amounts are recognized in the heading “Minority interests”:

	Millions of euros
	2007	2006	2005

BBVA Colombia Group	5	3	4
BBVA Chile Group	15	3	14
BBVA Banco Continental Group	76	67	60
BBVA Banco Provincial Group	106	69	47
Provida Group	28	25	18
BBVA Banco Francés Group	36	43	63
Other companies	23	25	58

Total	289	235	264

29. CHANGES IN TOTAL EQUITY
The changes in equity for December 31, 2007, 2006 and 2005 were as follows:

	Millions of euros
				Treasury
				shares and
	Share	Reserves		other equity	Valuation	Minority	Interim
	Capital	(Note 31 &	Profit for	instruments	Adjustments	Interest	Dividends	Total
2007	(Note 30)	32) (*)	the year	(Note 33)	(**)	(Note 28)	(***)	Equity

Balance at beginning of the year	1,740	13,208	4,736	(112)	3,341	768	(1,363)	22,318

Valuation adjustments	—	—	—	—	174	(12)	—	162
Distribution of prior Years’ profit	—	2,525	(2,525)	—	—	—	—	—
Dividends	—	—	(2,211)	—	—	—	1,363	(848)
Gains or losses on transactions involving treasury shares and other equity instruments	—	(26)	—	(209)	—	—	—	(235)
Profit for the year	—	—	6,126	—	—	—	(1,661)	4,465
Increase of capital	97	3,191	—	—	—	—	—	3,288
Dividends paid to minority shareholders	—	—	—	—	—	(108)	—	(108)
Changes in the composition of the Group	—	—	—	—	—	(1)	—	(1)
Exchange differences	—	—	—	—	(1,263)	(55)	—	(1,318)
Share of minority interests in profit for the year	—	—	—	—	—	288	—	288
Other	—	(68)	—	—	—	—	—	(68)

Balance at end of the year	1,837	18,830	6,126	(321)	2,252	880	(1,661)	27,943

(*)	The amounts recognised under the heading Reserves include the amounts of the headings “Reserves” and “Share premium” of the consolidated balance sheet.

(**)	See the consolidated statements of recognised income and expense.

(***)	Excluded the dividens corresponding to Treasury stocks.

	Millions of euros
				Treasury
				shares and
	Share	Reserves		other equity	Valuation	Minority	Interim
	Capital	(Note 31 &	Profit for	instruments	Adjustments	Interest	Dividends	Total
2006	(Note 30)	32) (*)	the year	(Note 33)	(**)	(Note 28)	(***)	Equity

Balance at beginning of the year	1,662	8,830	3,806	(96)	3,295	971	(1,167)	17,301
Valuation adjustments	—	—	—	—	472	(3)	—	469
Distribution of prior Years’ profit	—	2,011	(2,011)	—	—	—	—	—
Dividends	—	—	(1,795)	—	—	(17)	1,167	(645)
Gains or losses on transactions involving treasury shares and other equity instruments	—	17	—	(16)	—	—	—	1
Profit for the year	—	—	4,736	—	—	—	(1,363)	3,373
Increase of capital	78	2,921	—	—	—	—	—	2,999
Dividends paid to minority shareholders	—	—	—	—	—	(87)	—	(87)
Changes in the composition of the Group	—	(55)	—	—	—	(279)	—	(334)
Exchange differences	—	—	—	—	(426)	(62)	—	(488)
Share of minority interests in profit for the year	—	—	—	—	—	235	—	235
Other	—	(517)	—	—	—	10	—	(507)

Balance at end of the year	1,740	13,208	4,736	(112)	3,341	768	(1,363)	22,317

(*)	The amounts recognised under the heading Reserves include the amounts of the headings “Reserves” and “Share premium” of the consolidated balance sheet.

(**)	See the consolidated statements of recognised income and expense.

(***)	Excluded the dividens corresponding to Treasury stocks.

	Millions of euros
				Treasury
	Share			shares and
	Capital	Reserves		other equity	Valuation	Minority	Interim
	(Note	(Note 31	Profit for	instruments	Adjustments	Interest	Dividends
2005	30)	& 32) (*)	the year	(Note 33)	(**)	(Note 28)	(***)	Total Equity

Balance at beginning of the year	1,662	7,428	2,923	(36)	2,107	738	(1,015)	13,807
Valuation adjustments	—	—	—	—	605	2	—	607
Distribution of prior Years’ profit	—	1,427	(1,427)	—	—	—	—	—
Dividends	—	—	(1,496)	—	—	(9)	1,015	(490)
Gains or losses on transactions involving treasury shares and other equity instruments	—	34	—	(60)	—	—	—	(26)
Profit for the year	—	—	3,806	—	—	(1)	(1,167)	2,638
Increase of capital	—	—	—	—	—	—	—	—
Dividends paid to minority shareholders	—	—	—	—	—	(55)	—	(55)
Changes in the composition of the Group	—	—	—	—	—	(8)	—	(8)
Exchange differences	—	—	—	—	583	43	—	626
Share of minority interests in profit for the year	—	—	—	—	—	264	—	264
Other	—	(58)	—	—	—	(3)	—	(61)

Balance at end of the year	1,662	8,830	3,806	(96)	3,295	971	(1,167)	17,302

(*)	The amounts recognised under the heading Reserves include the amounts of the headings “Reserves” and “Share premium” of the consolidated balance sheet.

(**)	See the consolidated statements of recognised income and expense.

(***)	Excluded the dividens corresponding to Treasury stocks.
30. CAPITAL STOCK
As of December 31, 2007, the capital of Banco Bilbao Vizcaya Argentaria, S.A. amounted to €1,836,504,869.29, and consisted of 3,747,969,121 fully subscribed and paid registered shares of €0.49 par value each.

As of June 21, 2007 the Extraordinary General Meeting of Shareholders approved a capital increase, carried out as of September 10, 2007. This increase involves the issue of 196.000.000 shares to acquire 100% of the share capital of Compass Bancshares Inc. (Note 3). As of December 31, 2007, there were no significant capital increases in progress at any of the Group companies.
All the shares of BBVA carry the same voting and dividend rights and no single shareholder enjoys special voting rights. All the shares represent an interest in the Bank’s capital.
The shares of Banco Bilbao Vizcaya Argentaria, S.A. are listed on the computerized trading system of the Spanish stock exchanges and on the New York, Frankfurt, London, Zurich, Milan and Mexico stock market.
American Depositary Shares (ADSs) listed in New York are also traded on the Lima (Peru) Stock Exchange, by virtue of an exchange agreement entered into between these two markets.
Also, as of December 31, 2007, the shares of BBVA Banco Continental, S.A., Banco Provincial C,A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Frances, S.A. and AFP Provida were listed on their respective local stock markets, being the last two listed as well on the New York Stock Exchange. As well, BBVA Banco Frances, S.A. is listed on the Latin-American market of the Madrid Stock Exchange.
As of December 31, 2007, BBVA had no news of the existence of its share capital in any significant ownership interest with the exception of Mr. Manuel Jove Capellán, who had a significant ownership interest of 5.010% of the capital stock of BBVA through the companies: IAGA Gestión de Inversiones, S.L., Bourdet Inversiones, SICAV, S.A. and Doniños de Inversiones, SICAV, S.A. In addition, the Bank of New York International Nominees, Chase Nominees Ltd and State Street Bank and Trust Co., in their capacity as international depositary banks hold a 4.16%, 5.76% and 5.90% of the capital stock of BBVA, respectively.
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
At the Annual General Meeting celebrated on February 28, 2004 the shareholders resolved to delegate to the Board of Directors, in accordance with Article 153.1.b) of the Spanish Corporations Law, the power to increase capital, on one or several occasions, by a maximum par value equal to 50% of the Company’s subscribed and paid capital at the date of the resolution, i.e. 830,758,750.54 euros. The legally stipulated years within which the directors can carry out this increase is five years. The only disposition done by BBVA under this authorization was made in November 2006 by an amount of 78,947,368.22 euros.
At the Annual General Meeting celebrated on March 18, 2006, the shareholders resolved to delegate to the Board of Directors the right to issue fixed-income securities of any kind, including redeemable and exchangeable bonds, non-convertible into equity. This increase is subject to applicable legal regulations and obtaining the required authorisations. The Board of Directors has a maximum legal period of five years as of said date to issue, on one or several occasions, directly or through subsidiary companies fully underwritten by the Bank, any kind of debt instruments, documented in debentures, any class of bonds, promissory notes, any class of mortgage bonds, warrants, totally or partially exchangeable for equity that the Company or another company may already have issued, or via contracts for difference (CD’s), or any other senior or secured nominative or bearer fixed-income securities (including covered bonds) in euros or any other currency that can be subscribed in cash or kind, with or without the incorporation of rights to the securities (warrants), subordinated or not, with a limited or open-ended term. The total maximum nominal amount authorised is €105,000 million, this amount was increased by €30,000 million by the Ordinary General Meeting celebrated on March 16, 2007.
On the other hand, at the Annual General Meeting celebrated on March 1, 2003 the shareholders resolved to delegate to the Board of Directors the right to issue bonds, convertible and/or exchangeable into Company shares, within the five year period as of the date of the resolution. The amount maximum total approved was €6,000 million. The delegation has the power to exclude the preferential subscription rights of shareholders or convertible and/or exchangeable bonds holders, whenever it is necessary to raise capital on international markets or if corporate interests require so. BBVA has not issued any convertible bonds as of December 31, 2007.
31. SHARE PREMIUM
The balance of this heading in the consolidated balance sheet amounts to €12,770 million and includes, among others, the amounts of the share premiums arising from the capital increases, in particular the capital increase in 2007 for an amount of €3,191 million (see Note 29), as well as the surpluses arising from the merger of Banco Bilbao, S.A. and Banco Vizcaya, S.A., amounted to €641 million.

The revised Spanish Corporations Law expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.
32. RESERVES
The breakdown of the balance of this heading in the accompanying consolidated balance sheets was as follows:

	Millions of euros
	2007	2006	2005

Legal reserve	348	332	332
Restricted reserve for retired capital	88	88	88
Restricted reserve for Parent Company shares	912	815	357
Restricted reserve for redenomination of capital in euros	2	2	2
Revaluation Royal Decree-Law 7/1996	85	176	176
Voluntary reserves	822	672	1,047
Consolidation reserves attributed to the Bank, dependents consolidated companies	3,803	1,544	171

Total	6,060	3,629	2,173

32.1. Legal reserve:
Under the revised Corporations Law, 10% of profit for each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of capital. This limit had already been reached by Banco Bilbao Vizcaya Argentaria, S.A. as of December 31, 2007 once considered the proposal application of profit and loss account in 2007 (Note 4). The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital amount.
Except as mentioned above, until the legal reserve exceeds 20% of capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.
32.2. Restricted reserves:
Pursuant to the Consolidated Spanish Companies Law, the respective restricted reserves were recorded in relation to the reduction of the par value of each share in April 2000, the treasury shares held by the bank at each period-end, and the customer loans outstanding at those dates that were granted for the purchase of, or are secured by, Bank shares.
Pursuant to Law 46/1998 on the introduction of the euro, the respective restricted reserves were recorded in relation to the redenomination of capital in euros.
32.3. Revaluation royal decree-law 7/1996 (asset revaluations and regularisations):
Prior to the merger, Banco de Bilbao, S.A. and Banco de Vizcaya, S.A. availed themselves of the asset revaluations and regularisations provisions of the applicable enabling legislation. In addition, on December 31, 1996, the Banco Bilbao Vizcaya revalued its tangible assets pursuant to Royal Decree-Law 7/1996 by applying the maximum coefficients authorized, up to the limit of the market value arising from the existing measurements. The resulting increases in the cost and accumulated depreciation of tangible assets and, where appropriate, in the cost of equity securities, were allocated as follows:

Millions of euros
2007

Legal revaluations and regularisations of tangible assets:
Cost	187
Less:
Single revaluation tax (3%)	(6)
Balance as of December 31, 1999	181
Adjustment as a result of review by the tax authorities in 2000	(5)
Transfer to voluntary reserves	(91)

Total	85

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

32.4 Reserves and losses at consolidated companies:
The breakdown, by company or corporate group, of the balances of these headings in the accompanying consolidated balance sheets was as follows:

	Millions of euros
	2007	2006	2005

Fully and proportionately consolidated companies	5,548	3,594	1,963
BBVA Bancomer Group	2,782	2,187	1,379
Provida Group	264	214	187
BBVA Banco Provincial Group	84	35	(9)
BBVA Continental Group	79	58	50
BBVA Puerto Rico Group	43	38	15
BBVA USA Bancshares Group	23	2	2
BBVA Chile Group	(109)	(102)	(101)
BBVA Portugal Group	(236)	(207)	(222)
BBVA Colombia Group	(313)	(341)	(388)
BBVA Banco Francés Group	(441)	(602)	(817)
BBVA Luxinvest, S.A.	1,295	999	780
Corporacion General Financiera, S.A.	965	701	546
BBVA Seguros, S.A.	681	485	281
Anida Grupo Inmobiliario, S.L.	296	218	194
Cidessa Uno, S.L.	197	73	77
BBVA Suiza, S.A.	197	171	146
Finanzia, Banco de Crédito, S.A.	139	115	89
Bilbao Vizcaya Holding, S.A.	104	54	46
Banco de Crédito Local, S.A.	(243)	(249)	(250)
BBVA International Investment Corporation	(424)	(424)	(424)
Others	165	169	382

For using the equity method:	451	360	(171)
Corp. IBV Participaciones Empresariales, S.A.	428	326	298
Part. Servired, Sdad.Civil	8	8	8
Tubos Reunidos, S.A.	66	56	50
Tribugest, S.L.	(17)	(12)	(12)
Banca Nazionale de Lavoro S.p.A.	—	—	(458)
Others	(34)	(18)	(57)

Total	5,999	3,954	1,792

For the purpose of allocating the reserves and accumulated losses at consolidated companies shown in the foregoing table, the transfers of reserves arising from the dividends paid and the writedowns or transactions between these companies are taken into account in the period in which they took place.
As of December 31, 2007, 2006 and 2005, in the individual financial statements of the subsidiaries giving rise to the balances recorded under the “Reserves and Losses at Consolidated Companies—Fully and Proportionately Consolidated Companies” shown in the foregoing table, €1,706 million, €1,743 million and €1,557 million were treated as restricted reserves, all of which are reflected as restricted reserves for Parent Company shares.
33. TREASURY SHARES
As of December 31, 2007, 2006 and 2005 the shares of Banco Bilbao Vizcaya Argentaria S.A. held by the Bank and certain consolidated companies, were as follows:

	2007		2006		2005
COMPANY	Number of Shares	% CAPITAL	Number of Shares	% CAPITAL	Number of Shares	% CAPITAL

BBVA	291,850	0.008	2,462,171	0.069	3,099,470	0.091
Corporación General Financiera	15,525,688	0.414	5,827,394	0.164	4,420,015	0.130
Others	19,154	0.001	16,640	0.000	89,782	0.003

Total	15,836,692	0.423	8,306,205	0.233	7,609,267	0.224

In 2007, 2006 and 2005 the Group companies performed the following transactions involving Bank shares:

	2007		2006		2005
	Number of shares	Millions of euros	Number of shares	Millions of euros	Number of shares	Millions of euros

Balance as of January 1, 2007	8,306,205	147	7,609,267	96	2,873,964	36
+ Purchases	921,700,213	16,156	338,017,080	5,677	279,496,037	3,839
- Sales	(914,169,726)	(16,041)	(337,319,748)	(5,639)	(274,760,734)	(3,757)
+/- Other	—	(1)	(394)	(1)	—	(6)
- Derivatives over BBVA shares	—	128	—	14	—	(16)

Balance as of December 31, 2007	15,836,692	389	8,306,205	147	7,609,267	96

The average purchase price of the Bank’s shares in 2007 was €17.53 per share and the average selling price of the Bank’s shares in 2007 was €17.51 per share.
The net gains or losses on transactions with treasury shares were recognized in equity under the heading “Stockholders’ Equity-Reserves” of the consolidated balance sheet. During 2007, the transactions involving treasury shares amounted a loss of €26 million.
In 2007 the Group’s treasury shares ranged between a minimum of 0.136% and a maximum of 1.919% of share capital (between 0.020% and 0.858% in 2006 and between 0.07% and 0.66% in 2005).
The number of shares of Banco Bilbao Vizcaya Argentaria S.A. accepted in pledge as of December 31, 2007, 2006 and 2005 were 96,613,490, 74,453,876 and 21,779,750, respectively. The nominal value per share was €0.49, representing the 2.58%, 2.10% and 0.64% of share capital as of December 31, 2007, 2006 and 2005, respectively.
The number of shares of Banco Bilbao Vizcaya Argentaria S.A. owned by of third parties that are managed by Group companies as of December 31, 2007, 2006 and 2005 was 105,857,665, 99,849,614 and 140,357,341, respectively. The nominal value per share was €0.49, representing the 2.8%, 2.8% and 4.1% of share capital as of December 31, 2007, 2006 and 2005. The Note 42 — Transactions for the account of third parties- shows the portfolio managed by Group companies.
34. CAPITAL RATIO
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
As of December 31, 2007, 2006 and 2005, the capital of the Group exceeded the minimum level required by the aforementioned rules, as shown below:

	Millions of euros
	2007	2006	2005

Basic equity	19,115	18,313	15,352
Additional equity	13,147	12,344	7,520
Other deductions	(1,786)	(1,223)	(2,023)
Additional Capital due to mixed Group	1,160	980	1,048
Total Equity	31,636	30,414	21,897
Minimum equity required	25,496	21,047	18,420

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
B) Years open for review by the tax authorities
As of December 31, 2007, the Consolidated Tax Group had 2001 and subsequent years open for review by the tax authorities for the main taxes applicable to it.
In general, the other Spanish consolidated companies, except for those at which the statute-of-limitations year has been interrupted by the commencement of a tax audit, have the last four years open for review by the tax authorities for the main taxes applicable to them.
In 2005, as a result of the tax audit conducted by the tax authorities, tax assessments were issued against several Group companies for the years up to and including 2000, some of which were signed on a contested basis. After considering the temporary nature of certain of the items assessed, the amounts, if any, that might arise from these assessments were provisioned.
Also, in 2006 and 2005, notification was received of the commencement of tax audits for 2001 to 2003 for the main taxes to which the Tax Group is subject. These tax audits had not been completed as of December 31, 2007.
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
C) Reconciliation
The reconciliation of the corporation tax expense resulting from the application of the standard tax rate to the corporation tax expense recognized was as follows:

	Millions of euros
	2007	2006	2005

Corporation tax (*)	2,761	2,461	1,957
Decreases due to permanent differences:
Tax credits and tax relief at consolidated Companies	(439)	(353)	(361)
Other items net	(229)	(151)	11
Net increases (decreases) due to temporary differences	(262)	(38)	(263)
Charge for income tax and other taxes	1,831	1,919	1,344
Deferred tax assets and liabilities recorded (utilised)	262	38	263
Income tax and other taxes accrued in the year	2,093	1,957	1,607
Adjustments to prior years’ income tax and other taxes	(13)	102	(86)

Income tax and other taxes	2,080	2,059	1,521

(*)	Tax rate 32.5% as of December 31, 2007, 35% as of December 31, 2006 and 2005.
The effective tax rate was as follows:

	Millions of euros
	2007	2006	2005

Consolidated Tax Group	4,422	3,376	2,771
Other Spanish entities	3	102	56
Foreign entities	4,069	3,552	2,764

	8,494	7,030	5,591

Income tax	2,080	2,059	1,521

Effective tax rate	24.49%	29.29%	27.20%

D) tax recognized in equity
In addition to the income tax recognized in the consolidated income statements during 2007, 2006 and 2005, the Group recognized the following amounts in consolidated equity:

	Millions of euros
	2007	2006	2005

Charges to equity net
Debt securities	(36)	(291)	(179)
Equity instruments	(1,373)	(1,105)	(1,018)
Credits to equity net
Other	22	41	56

Total	(1,387)	(1,355)	(1,141)

E) Deferred taxes
The balance of the heading “Tax Assets” in the consolidated balance sheets includes the tax receivables relating to deferred tax assets; in turn, the balance of the heading “Tax Liabilities” includes the liability relating to the Group’s various deferred tax liabilities.
As a result of the tax reforms enacted in Spain in 2006, including, among others, the modification of the standard income tax rate, which was set at 32.5% for 2007 and at 30% for 2008 and subsequent years, Spanish companies have adjusted their deferred tax assets and liabilities on the basis of tax rates that are expected to apply when they are recovered or settled.
The Group has registered the effects in 2006 of this regulation with charge to the heading “Income tax” (€380 million) in the consolidated income statement and the heading “Reserves” (€105 million) in the consolidated balance sheet and with credit to the heading “Valuation Adjustments” (€201 million) in the consolidated balance sheet.
Also, the calculated effect of this regulation is recorded under the heading “Income tax” in the consolidated income statement as of December 31, 2007 is €9 million approximately.
The detail of deferred tax assets and liabilities was as follows:

	Millions of euros
	2007	2006	2005

Deferred tax assets:	4,958	5,278	6,421

Of which:
Pensions commitments	1,519	1,640	1,645
Portfolio	587	672	1,129
Loan loss provisions	1,400	1,464	1,195
Tax losses and other	805	927	1,301

Deferred tax liabilities	2,817	2,369	2,100

Of which:
Free depreciation and other	(2,235)	(1,769)	(1,219)

36. FAIR VALUE OF ASSETS AND LIABILITIES
Following is a comparison of the carrying amounts of the Group’s financial assets and liabilities and their respective fair values as of December 31, 2007, 2006 and 2005:

	Millons of euros
	2007		2006		2005
	Book value	Fair value	Book value	Fair value	Book value	Fair value

Assets
Cash and balances with central banks	22,581	22,581	12,515	12,515	12,341	12,341
Financial assets held for trading	62,336	62,336	51,835	51,835	44,013	44,013

Other financial assets at fair value through profit or loss	1,167	1,167	977	977	1,421	1,421
Available-for-sale financial assets	48,432	48,432	42,267	42,267	60,034	60,034
Loans and receivables	338,492	345,505	279,855	287,590	249,396	249,515
Held-to-maturity investments	5,584	5,334	5,906	5,757	3,959	4,035
Hedging derivatives	1,050	1,050	1,963	1,963	3,913	3,913
Liabilities
Financial liabilities held for trading	19,273	19,273	14,923	14,923	16,271	16,271

Other financial liabilities at fair value through profit or loss	449	449	582	582	740	740

Financial liabilities at amortised cost	429,204	425,265	348,445	347,557	329,590	323,015

Hedging derivatives	1,807	1,807	2,280	2,280	2,870	2,870

The fair value of “Cash and Balances with Central Banks” is the same that the book value because it is short-terms operations. The fair value of the “Held-to-Maturity Investments” corresponds with the quoted market price. The fair value of “Loans and Receivables” and “Financial Liabilities at Amortized Cost” was estimated by discounting the expected cash flows using the markets interest rates at each year-end.
37. RESIDUAL MATURITY OF TRANSACTIONS
A detail, by maturity, of the balances of certain headings in the consolidated balance sheets as of December 31, 2007 and 2006, disregarding valuation adjustments, was as follows:

	Millions of euros
			Up to 1	1 to 3	3 to 12	1 to 5	Over 5
2007	Total	Demand	month	months	months	years	years

ASSETS -
Cash and balances with central banks	22,561	22,532	29	—	—	—	—
Loans and advances to credit insititutions	20,862	3,219	10,473	2,155	1,968	2,312	735
Loans and advances to other debtors	317,358	7,168	30,121	23,603	45,888	86,760	123,818
Debt securities	81,715	516	1,719	24,726	8,964	20,884	24,906
Other assets	6,561	2,197	684	52	2,944	567	117
OTC derivatives	13,797	—	724	415	1,222	5,024	6,412
LIABILITIES-
Deposits from central banks	27,256	117	25,013	1,435	691	—	—
Deposits from credit institutions	60,395	6,696	36,665	4,063	5,258	5,657	2,055
Money market operations through counterparties	23	—	23	—	—	—	—
Deposits from other creditors	235,115	80,602	56,817	17,098	38,974	38,894	2,730
Debt certificates (including bonds)	82,627	—	2,269	2,941	12,361	39,798	25,257
Subordinated liabilities	15,396	1,200	495	15	582	2,722	10,382
Other financial liabilities	6,238	3,810	1,372	182	450	371	53
OTC derivatives	16,791	—	1,263	692	2,076	6,818	5,942

	Millions of euros
			Up to 1	1 to 3	3 to 12	1 to 5	Over 5
2006	Total	Demand	month	months	months	years	years

ASSETS -
Cash and balances with central banks	12,496	12,446	50	—	—	—	—
Loans and advances to credit insititutions	16,989	2,211	8,622	1,229	2,065	2,241	621
Loans and advances to other debtors	262,374	1,817	22,812	21,553	37,292	71,382	107,518
Money market operations through counterparties	100	—	100	—	—	—	—
Debt securities	62,593	379	1,273	16,224	7,078	16,482	21,157
Other assets	6,077	3,597	986	60	146	1,282	6
OTC derivatives	10,299	—	314	331	704	3,130	5,820
LIABILITIES-
Deposits from central banks	15,191	1,802	11,041	1,850	498	—	—
Deposits from credit institutions	42,285	2,529	22,017	5,268	5,968	4,460	2,043
Money market operations through counterparties	223	—	223	—	—	—	—
Deposits from other creditors	191,661	81,107	48,362	12,889	17,178	29,354	2,771
Debt certificates (including bonds)	76,860	—	3,551	2,470	9,223	39,994	21,622
Subordinated liabilities	13,411	—	—	560	631	3,435	8,785
Other financial liabilities	6,771	4,552	1,596	262	210	147	4
OTC derivatives	11,628	—	223	439	1,002	5,468	4,496

38. FINANCIAL GUARANTEES AND DRAWABLE BY THIRD PARTIES
The memorandum items “Contingent Exposures” and “Contingent Commitments” in the consolidated balance sheets include the amounts that would be payable by the consolidated entities on behalf of third parties if the parties originally obligated to pay fail to do so, in connection with the commitments assumed by those entities in the course of their ordinary business.
The breakdown of the balances of these items as of December 31, 2007, 2006 and 2005 was as follows:

	Millions of euros
	2007	2006	2005

Contingent exposures -
Collateral, bank guarantees and indemnities	56,983	37,002	25,790
Rediscounts, endorsements and acceptances	58	44	42
Other	8,804	5,235	4,030

	65,845	42,281	29,862

Contingent commitments -
Drawable by third parties:	101,444	98,226	85,001
Credit institutions	2,619	4,356	2,816
General government sector	4,419	3,122	3,128
Other resident sectors	42,448	43,730	36,063
Non-resident sector	51,958	47,018	42,994
Other commitments	5,496	4,995	4,497

	106,940	103,221	89,498

Since a significant portion of these amounts will reach maturity without any payment obligation materializing for the consolidated companies, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the Group to third parties.
Income from the guarantee instruments is recorded under the heading “Fee and Commission Income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 45).
39. ASSETS ASSIGNED TO OTHER OWN AND THIRD-PARTY OBLIGATIONS
As of December 31, 2007, 2006 and 2005, the face amount of the assets owned by the consolidated entities pledged as security for own transactions, amounted to €58,406 million, €45,774 million and €64,440 million, respectively, and related basically to the pledge of certain assets as security for financing liabilities with the Bank of Spain (Note 24.1) and to a portion of the assets assigned to mortgage bond issues (Note 24.4.2), which pursuant to the Mortgage Market Law are admitted as security for obligation to third parties.
As of December 31, 2007, 2006 and 2005, there were no additional assets assigned to own or third-party obligations to those described in the different headings of these financial statements.
40. OTHER CONTINGENT ASSETS
As of December 31, 2007, 2006 and 2005, there were no significant contingent assets registered in the financial statements attached.
41. PURCHASE AND SALE COMMITMENTS
The financial instruments sold with a commitment to subsequently repurchase them are not derecognized from the consolidated balance sheets and the amount received from the sale is considered financing from third parties. As of December 31, 2007, 2006 and 2005, the consolidated entities had sold financial assets totalling €50,982 million, €36,139 million and €48,312 million, respectively, with a commitment to subsequently repurchase them.

The financial instruments acquired with a commitment to subsequently resell them are not recognized in the consolidated balance sheets and the amount paid for the sale is considered credit given to third parties. As of December 31, 2007, 2006 and 2005, the consolidated entities had purchased financial instruments totalling €11,423 million, €7,018 million and €13,636 million, respectively, with a commitment to subsequently resell them.
Following is a breakdown of the maturity of other future payment obligations from December 31, 2007:

	Millions of euros
	Up to 1
	year	1 to 3 years	3 to 5 years	Over 5 years	Total

Financial leases	—	1	1	9	11
Operational leases	29	66	68	269	432
Purchase commitments	47	—	—	—	47
Technology and systems projects	42	—	—	—	42
Other projects	5	—	—	—	5

Total	76	67	69	278	490

42. TRANSACTIONS FOR THE ACCOUNT OF THIRD PARTIES
As of December 31, 2007, 2006 and 2005, the detail of the most significant items composing this heading was as follows:

	Millions de euros
	2007	2006	2005

Financial instruments entrusted by third parties	567,263	524,151	502,274
Conditional bills and other securities received for collection	20,824	3,640	3,765
Securities received in credit	632	70	—

As of December 31, 2007, 2006 and 2005, the off balance sheet customer funds was as follows:

	Millions de euros
	2007	2006	2005

The off balanced sheet customer funds	165,314	157,550	152,977
- Commercialised by the Group
- Investment companies and mutual funds	63,487	62,246	61,412
- Pension funds	59,143	55,505	51,061
- Saving insurance contracts	10,437	13,104	9,441
- Customer portfolios managed on a discretionary basis (*)	31,936	26,465	30,927

- Commercialised by the Group managed by third parties outside the Group
- Investment companies and mutual funds	156	115	68
- Pension funds	128	97	56
- Saving insurance contracts	27	18	12

(*)	The amounts for customer portfolios managed on a discretionary basis in 2007 and 2006 were €18,904 and €13,995 million respectively.
Additionally, the Group has marketed and managed securitization funds and companies amounted to €65,569 million as of December 31, 2007.
43. INTEREST INCOME AND EXPENSE AND SIMILAR ITEMS
43.1. Interest and similar income
The breakdown of the most significant interest and similar income earned by the Group in 2007, 2006 and 2005 was as follows:

	Millions of euros
	2007	2006	2005

Central Banks	458	444	458
Loans and advances to credit institutions	1,664	958	714
Loans and advances to other debtors	19,207	13,599	10,190
General government	668	539	437
Resident sector	9,280	6,394	4,852
Non resident sector	9,259	6,666	4,901
Debt securities	3,472	3,196	3,624
Trading	2,028	1,363	1,454
Investment	1,444	1,833	2,170
Rectification of income as a result of hedging transactions	177	684	530
Other income	374	329	332

Total	25,352	19,210	15,848

43.2. Interest expense and similar charges
The breakdown of the balance of this heading in the accompanying consolidated income statements was as follows:

	Millions of euros
	2007	2006	2005

Bank of Spain and other central banks	365	300	288
Deposits from credit institutions	3,119	2,343	1,985
Deposits from other creditors	7,839	5,038	4,071
Debt certificates (Note 24)	4,526	3,388	2,455
Promissory notes, bills and debt securities	3,658	2,821	1,899
Subordinated liabilities	868	567	556
Rectification of expenses as a result of hedging transactions	(326)	(231)	(304)
Cost attributable to pension funds (Note 27)	241	254	255
Other charges	167	123	182

Total	15,931	11,215	8,932

43.3. Averages return on investments and average borrowing cost
The detail of the average return on investments in 2007, 2006 and 2005 was as follows:

	Millions of euros
	2007			2006			2005
			Interest			Interest			Interest
	Average		Rates	Average		Rates	Average		Rates
ASSETS	Balances	Income	(%)	Balances	Income	(%)	Balances	Income	(%)

Cash and balances with central banks	16,038	458	2.86	11,903	444	3.73	10,494	458	4.37
Securities portfolio and derivatives (*)	107,236	3,961	3.69	103,387	4,156	4.02	116,373	4,328	3.72
Loans and advances to credit institutions	31,084	1,776	5.72	23,671	992	4.19	20,600	767	3.72
Euros	21,097	1,138	5.39	14,090	452	3.21	10,653	276	2.59
Foreign currency	9,987	638	6.39	9,581	540	5.63	9,947	491	4.94
Loans and advances to customers	280,459	19,288	6.88	232,792	13,801	5.93	192,920	10,404	5.39
Euros	205,857	10,747	5.22	177,331	7,366	4.15	150,358	5,699	3.79
Foreign currency	74,602	8,541	11.45	55,461	6,435	11.60	42,562	4,705	11.06
Other finance income	—	217	—	—	196	—	—	183	—
Other assets	26,851	—	—	24,198	—	—	23,669	—	—

ASSETS/FINANCE INCOME	461,668	25,700	5.57	395,951	19,589	4.95	364,056	16,140	4.43

(*)	Include the income from equity instruments (Note 44).
The average borrowing cost in 2007, 2006 and 2005 was as follows:

	Millions of euros
	2007			2006			2005
			Interest			Interest			Interest
	Average		Rates	Average		Rates	Average		Rates
LIABILITIES	Balances	Expenses	(%)	Balances	Expenses	(%)	Balances	Expenses	(%)

Deposits from central banks and credit institutions	65,822	3,298	5.01	63,730	2,420	3.80	64,804	2,176	3.36
Euros	27,388	1,090	3.98	34,550	983	2.85	36,453	797	2.19
Foreign currency	38,434	2,208	5.75	29,180	1,437	4.92	28,351	1,379	4.86
Customer deposits	219,732	7,584	3.45	177,927	5,392	3.03	159,103	4,433	2.79
Euros	123,597	3,706	3.00	99,148	1,736	1.75	87,418	1,078	1.23
Foreign currency	96,135	3,878	4.03	78,779	3,656	4.64	71,685	3,355	4.68
Marketable securities and subordinated liabilities	99,539	4,642	4.66	87,526	3,026	3.46	68,925	1,886	2.74
Euros	82,905	3,659	4.41	77,483	2,506	3.23	64,188	1,573	2.45
Foreign currency	16,634	983	5.91	10,043	520	5.18	4,737	313	6.61
Other finance expenses	—	407	—	—	377	—	—	437	—
Other liabilities	51,960	—	—	47,979	—	—	55,544	—	—
Equity	24,615	—	—	18,787	—	—	15,680	—	—

LIABILITIES + EQUITY/ FINANCE EXPENSE	461,668	15,931	3.45	395,949	11,215	2.83	364,056	8,932	2.45

The variation on finance income, on income from equity instruments (Note 44) and on financial costs in 2007 with respect to 2006, that is determined by the variation in prices (price effect) and the variation in the volume of activity (volume effect), was as follows:

	Millions of euros
	Volume Price-Effect 2007/2006
	Volume	Price Effect	Total Effect
	Effect (1)	(2)

Cash and balances with central banks	154	(140)	14
Securities portfolio and derivatives	155	(349)	(194)
Loans and advances to credit institutions	310	475	785
Euros	224	462	686
Foreign currency	23	76	99
Loans and advances to customers	2,826	2,662	5,488
Euros	1,185	2,197	3,382
Foreign currency	2,221	(114)	2,107
Other financial income	—	18	18

FINANCE INCOME + INCOME FROM EQUITY INSTRUMENTS	3,251	2,859	6,111

Deposits from central banks and credit institutions	80	798	878
Euros	(204)	310	106
Foreign currency	456	316	772
Customer deposits	1,267	925	2,192
Euros	428	1,542	1,970
Foreign currency	805	(583)	222
Marketable securities and subordinated liabilities	416	1,200	1,616
Euros	175	977	1,152
Foreign currency	341	122	463
Other finance expense	—	30	30

FINANCE EXPENSE	1,862	2,854	4,716

NET INTEREST INCOME			1,395

(1)	The volume effect is calculated by multiplying the interest rate for the first year by the difference between the average balances for the two years.

(2)	The price effect is calculated by multiplying the average balance for the second year by the difference between the interest rates for the two years.
44. INCOME FROM EQUITY INSTRUMENTS
The amount recorded under this heading in the accompanying consolidated income statements relates in full to dividends from other shares and equity instruments. The breakdown was as follows:

	Millions of euros
	2007	2006	2005

Dividends from other shares and other equity instrument
Held for investment	227	258	222
Held for trading	121	121	70

Total	348	379	292

45. FEE AND COMMISSION INCOME
The breakdown of the balance of this heading in the accompanying consolidated statements of income was as follows:

	Millions of euros
	2007	2006	2005

Commitment fees	55	56	50
Contingent liabilities	229	204	176
Documentary credits	38	33	31
Bank and other guarantees	191	171	145
Arising from exchange of foreign currencies and banknotes	24	20	18
Collection and payment services	2,567	2,274	2,019
Securities services	2,089	2,017	1,948
Counselling on and management of one-off transactions	16	14	16
Financial and similar counselling services	23	19	11
Factoring transactions	25	20	19
Non-banking financial products sales	87	79	40
Other fees and commissions	477	416	372

Total	5,592	5,119	4,669

46. FEE AND COMMISSION EXPENSES
The breakdown of the balance of this heading in the accompanying consolidated income statements was as follows:

	Millions of euros
	2007	2006	2005

Brokerage fees on lending and deposit transactions	7	11	13
Fees and commissions assigned to third parties	612	560	519
Other fees and commissions	250	213	197

Total	869	784	729

47. INSURANCE ACTIVITY INCOME
This heading in the accompanying consolidated income statement reflects the contribution of the consolidated insurance and reinsurance companies to the Group’s gross income. The detail of the balance of this heading was as follows:

	Millions of euros
	2007	2006	2005

Premium income	2,405	2,484	2,917
Reinsurance premiums paid	(46)	(44)	(63)
Benefits paid and other insurance-related expenses	(1,674)	(1,539)	(1,786)
Reinsurance Income	32	76	44
Net provisioning expense	(697)	(996)	(1,274)
Finance increase	993	968	904
Finance expense	(284)	(299)	(255)

Total	729	650	487

As of December 31, 2007, 2006 and 2005 the detail of the balance of Premium income that corresponds to “life” insurance activity is €1,788 million, €1,897 million and €2,047 million, respectively, and “non life” €618 million, €587 million and €869 million, respectively.

48. GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES
The detail of the balance of this heading in the accompanying consolidated income statements was as follows:

	Millions of euros
	2007	2006	2005

Financial assets held for trading	597	716	897

Other financial assets at fair value through profit or loss	44	62	33
Available-for-sale financial assets (Note 11)	1,537	1,121	429
Loans and receivables	63	77	129
Other	20	(320)	(508)

Total	2,261	1,656	980

The heading “Available-for-sale financial assets” in 2007, of the prior table, includes €883 million from the gains obtained in the disposal of the interest ownership in Iberdrola, S.A. This heading as of December 31, 2006 includes €522 million from the gains obtained in the disposal of the interest ownership in Repsol-YPF, S.A.
The breakdown, by type, of the financial instruments that gave rise to the above balances was as follows:

	Millions of euros
	2007	2006	2005

Debt instruments	(89)	80	48
Equity instruments	1,826	2,604	1,111
Loans and advances to other debtors	89	113	193
Derivatives	407	(1,178)	(415)
Deposits from other creditors	—	—	—
Other	28	37	43

Total	2,261	1,656	980

49. SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES AND COST OF SALES
These headings of the accompanying consolidated income statements show, respectively, sales of assets and income from the provision of services that constitute the typical activity of non-financial consolidated entities forming part of the Group and the related costs of sales. The main lines of business of these entities are as follows:

			Millions of euros
	2007		2006		2005
	Sales/	Cost of	Sales/	Cost of	Sales/	Cost of
	Income	Sales	Income	Sales	Income	Sales

Real estate	412	282	333	231	285	215
Services and other	376	319	272	243	291	236

Total	788	601	605	474	576	451

50. OTHER OPERATING INCOME AND EXPENSES
In 2007, 2006 and 2005, the balance of the heading “Other operating expenses” includes the contribution in Spain to the Deposits Guarantee Fund, amounted to €225, €215 and €202 million, respectively. In 2007, 2006 and 2005 the heading “Other operating income” includes among others the rents collected from leases.
51. PERSONNEL EXPENSES
The detail of the balance of this heading in the accompanying consolidated income statements was as follows:

	Millions of euros
	2007	2006	2005

Wages and salaries	3,297	3,012	2,743
Social security costs	546	504	472
Transfers to internal pension provisions (Note 27)	56	74	69
Contributions to external pension funds (Note 27)	58	53	56
Other personnel expenses	378	346	262

Total	4,335	3,989	3,602

In 2007, 2006 and 2005, certain Group companies implemented corporate programs for the acquisition of shares with discount of Banco Bilbao Vizcaya Argentaria S.A. The cost of these programs is recognised under the heading “Other personnel expenses”.
The detail, by professional category and by geographical area, of the average number of employees in 2007, 2006 and 2005, was as follows:

	Average number of employees
	2007	2006	2005

Spanish banks
Executives	1,102	1,104	1,087
Other line personnel	21,672	21,818	21,807
Clerical staff	6,849	7,141	7,429
Abroad branches	745	676	674

	30,368	30,739	30,997

Companies abroad
Mexico	26,568	25,157	24,721
Venezuela	5,793	5,555	5,568
Argentina	3,955	3,604	3,428
Colombia	4,639	5,155	3,487
Peru	3,349	2,705	2,358
United States	6,767	1,685	933
Other	4,780	4,490	4,628

	55,851	48,351	45,123

Pension fund managers	8,969	8,297	7,078
Other non-banking companies	9,327	8,351	7,546

Total	104,515	95,738	90,744

The detail, by professional category and by gender, of the average number of employees in 2007, was as follows:

	Average number
	Men	Women

Executives	1,667	318
Other line personnel	24,506	16,337
Clerical staff	28,993	32,694

Total	55,166	49,349

Equity-instrument-based employee remuneration -
At the Annual General Meeting held on March 18, 2006, the Bank’s shareholders approved a long-term share-based remuneration plan for the members of the Group’s management team (“the Plan”). The Plan has a term of three years from 1 January 2006 and will be settled in the first half of 2009.
Under this Plan the Bank promises to deliver ordinary shares of BBVA to the members of the Group’s management team (including executive directors and management committee members of BBVA). A number of “theoretical shares” will be allocated to the beneficiaries based on the annual variable remuneration earned by each member in the last three years and on their level of responsibility. This number will serve as the basis for the calculation of the BBVA shares that will be delivered, as the case may be, when the Plan expires. The specific number of BBVA shares to be delivered to each beneficiary on expiry of the Plan will be calculated by multiplying the number of “theoretical shares” allocated by a coefficient ranging from 0 to 2. The value of the coefficient established by comparing the performance of the Total Shareholder Return (TSR) — share

F-1010

appreciation plus dividends — of the Bank over the term of the Plan with the performance of the same indicator for 14 leading European banks. The amount of the obligation that will be registered in the consolidated financial statements will be determined by multiplying the number of the shares by the estimated average price at the moment of the liquidation of the Plan. (€15.02 at the moment of approved the Plan).
Both TSR and estimated average price per share were considered market variations at the moment of calculated the cost of the Plan when the Plan was initiated (Note 2.2.20). The value of the TSR calculated by Montecarlo simulations was €0.896, while the calculation of the estimated average price was of €15.02.
As of December 31, 2007, the estimated number of theoretical shares for the Group as a whole, including executive directors and BBVA’s Management Committee members (see Note 58), was 9,833,185, representing 0.262 % of the Bank’s share capital.
As of December 31, 2007, the total accrued amount during the Plan’s life is €132 million. During 2007 the expense amounted to €46 million and was recognized under the heading “Personnel Expenses — Other” in the Group’s consolidated income statement with charge to “Equity-Other equity instrument-Rest” in the consolidated balance sheet as of December 31, 2007, net of tax effect.
52. OTHER GENERAL ADMINISTRATIVE EXPENSES
The breakdown of the balance of this heading in the consolidated income statements was as follows:

	Millions of euros
	2007	2006	2005

Technology and systems	539	495	434
Communications	236	218	203
Advertising	249	207	212
Property, fixtures and materials	520	451	415
Taxes other than income tax	257	203	213
Other expenses	917	768	683

Total	2,718	2,342	2,160

The heading “Property, Fixtures and Materials” includes expenses relating to operating leases of buildings amounting to €205 million, €173 million and €158 million in 2007, 2006 and 2005, respectively. The consolidated companies do not expect to terminate the lease contracts early.
53. FINANCE INCOME AND EXPENSES FROM NON-FINANCIAL ACTIVITIES
The amounts recorded under these headings relates in full to finance income and expenses from the Group’s real estate and renting companies.
54. OTHER GAINS AND OTHER LOSSES
The breakdown of the balances of these headings in the accompanying consolidated income statements was as follows:

	Millions of euros
	2007	2006	2005

Other Gains
Gains on disposal of tangible assets	389	93	108
Gains on disposal of investment	18	934	40
Income from the provision of non-typical services	5	4	4
Other income	84	97	133

	496	1,128	285

Other Losses
Losses on fixed asset disposals	22	21	22
Losses on disposal of investment	7	—	12
Other losses	370	121	174

Total	399	142	208

In 2007 the balance in the heading “Gains on disposal of tangible assets” includes €279 million that were already recognized on the consolidated income statement as capital gains on the sale of buildings to GMP (Note 15).

In 2007, the balance in the heading “Gains on disposal of investment” includes €18 million from the gains obtained in the sale of the ownership interest held by the Group in AFP Crecer.
In 2007, the balance in the heading “Losses on disposal of investment” includes €5 million from losses in the sale of BBVA Preferred Capital and BBVA Seguros, S.A. (Dominican Republic).
In 2006 the balance of the heading “Gains on disposal of investment “, corresponds mainly to the gains obtained in the sale of the ownership interest in Banca Nazionale del Lavoro, S.p.A.
In 2007 the balance under the heading “Other losses” includes €200 million corresponding to BBVA’s contributions (to non-recoverable fund) to the Fundación BBVA para las Microfinanzas (a Microcredit Foundation), based on agreement reached in the Annual General Meeting Celebrated on March 16, 2007. The Foundation has been formed as an entity of public interest, non-profit organization and it is subject to the protectorate of the Ministry of Labour and Social Affairs of Spain. BBVA as founder only has the ability to appoint the board of trustees, and therefore neither manages nor is responsible for the Foundation activity or financial institutions that it acquires for fulfilling their purposes, which is not part of the Consolidated Group.
55. CONSOLIDATED CASH FLOW STATEMENTS
The cash flows from operating activities change in 2007 amounted to €17,142 million, compared to €2,818 million in 2006. The most significant changes are in the headings loans and receivables and deposits from other creditors.
The cash flows from financing activities change in 2007 amounted to €8,451 million, compared to €2,741 million in 2006. The most significant change is in the heading Investment — Group entities, jointly controlled entities and associates.
The cash flows from investing activities change in 2007 amounted to €2,607 million, compared to €887million in 2006. The most significant change is in the heading Issuance/Redemption of subordinated liabilities.
56. ACCOUNTANTS FEES AND SERVICES
The detail of the fees for the services provided to the Group companies by their respective accountants in 2007 was as follows:

Millions of euros

Audits of the companies audited by firms belonging to the Deloitte worldwide organisation	10.6
Fees for audits conducted by other firms	2.7
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organisation	5.1

The detail of the other services provided to the various Group companies in 2007 was as follows:

Millions of euros

Firms belonging to the Deloitte worldwide organisation	1.6
Other firms	8.4

The services provided by our accountants meet the independence requirements established in Law 44/2002, of 22 November, on Measures Reforming the Financial System and in the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC), and accordingly they did not include the performance of any work that is incompatible with the auditing function.
57. RELATED PARTY TRANSACTIONS
57.1. Significant transactions with shareholders
As of December 31, 2007, the balances of transactions held with significant shareholders (see Note 30) correspond to “Deposits from other creditors” amounted to €8.7 million.
57.2. Transactions with bbva group
As of December 31, 2007, the balances of the main captions in the consolidated financial statements arising from the transactions carried out by the Group with associates and jointly controlled companies accounted for using the equity method (Note 2.1.b), which consist of ordinary business and financial transactions carried out on an arm’s-length basis, as of December 31, 2007, 2006 and 2005 are as follows:

	Millions of euros
	2007	2006	2005

Assets:
Due from credit institutions	—	—	5
Total net lending	610	374	268
Liabilities:
Due to credit institutions	(32)	—	2
Deposits	55	83	19
Debt certificates	440	463	257
Memorandum accounts:
Contingent risks	129	23	35
Commitments contingents	443	457	44

The balances of the main captions in the consolidated income statements resulting from transactions with associates and jointly controlled entities that consolidated by the equity method as of December 31, 2007, 2006 and 2005, were as follows:

	Millions of euros
	2007	2006	2005

Statement of income:
Financial Revenues	33	12	8
Financial Expenses	18	13	6

There are no other material effects on the consolidated financial statements of the Group arising from dealings with these companies, other than the effects arising from using the equity method (Note 2.1), and from the insurance policies to cover pension or similar commitments (Note 27).
As of December 31, 2007, 2006 and 2005, the notional amount of the futures transactions arranged by the Group with the main related companies amounted to approximately €74 million, €9 million and €8 million, respectively.
In addition, as part of its normal activity, the Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the consolidated financial statements.
57.3. Transactions with key entity personnel
The information on the remuneration of key personnel (members of the Board of Directors of BBVA and of the Management Committee) is included in Note 58.
As of December 31, 2007, the amount disposed of the loans granted to members of Board of Directors totalled €65 thousand.
The amount disposed of the loans granted as of December 31, 2007 to the Management Committee, excluding the executive directors, amounted to €3,352 thousand. As of December 31, 2007, guarantees provided on behalf of members of the Management Committee amounted to €13 thousand.
As of December 31, 2007, the amount disposed of the loans granted to parties related to key personnel (the aforementioned members of the Board of Directors of BBVA and of the Management Committee) totalled €12,954 thousand. As of December 31, 2007, the other exposure to parties related to key personnel (guarantees, finance leases and commercial loans) amounted to €19,383 thousand.
The demand and time deposits held on an arm’s length basis as part of BBVA’s ordinary banking business by directors, Management Committee members and their related parties totalled €7,590 thousand as of December 31, 2007.
In addition, BBVA and other Group companies, in the normal course of their business and in their capacity as financial institutions, habitually perform transactions with members of the Board of Directors of BBVA and of the Management Committee and their respective related parties. All these transactions, which are scantly material, are conducted on an arm’s-length basis.

57.4. Transactions with other related parties
There are no other material transactions with other related parties.
58. REMUNERATION OF THE BANK’S DIRECTORS AND SENIOR MANAGEMENT
Remuneration and other provisions for the Board of Directors and members of the Management Committee
- Remuneration of non-executive directors
The remuneration paid to the non-executive members of the Board of Directors during 2007 is indicated below. The figures are given individually for each non-executive director and itemised in thousand euros:

	Thousands of euros
		Standing			Appoinments and
	Board	Committee	Audit	Risk	Compensation	Total

Tomás Alfaro Drake	124	—	68	—	—	192
Juan Carlos Álvarez Mezquíriz	124	159	—	—	41	324
Rafael Bermejo Blanco	104	—	130	78	—	312
Richard C. Breeden	337	—	—	—	—	337
Ramón Bustamante y de La Mora	124	—	68	102	—	294
José Antonio Fernández Rivero (*)	124	—	—	204	—	328
Ignacio Ferrero Jordi	124	159	—	—	41	324
Román Knörr Borrás	124	159	—	—	—	283
Carlos Loring Martínez de Irujo	124	—	68	—	102	294
Enrique Medina Fernández	124	159	—	102	—	385
Susana Rodríguez Vidarte	124	—	68	—	31	223

Total (**)	1,557	636	402	486	215	3,296

(*)	Mr José Antonio Fernández Rivero, apart from the amounts detailed above, also received a total of €652 thousand during 2007 in early retirement payments as a former member of the BBVA management.

(**)	Mr Ricardo Lacasa Suárez and Telefónica de España, S.A., who stood down as directors at the Annual General Meeting in March 2007, received €95 thousand and €30 thousand, respectively, in 2007 in payment of his membership of the Board of Directors.
- Remuneration of executive directors
The remuneration paid to the executive members of the Board of Directors during 2007 is indicated below. The figures are given individually for each executive director and itemised in thousand euros:

	Thousands of euros
	Fixed	Variable
	remunerations	remunerations (*)	Total (**)

Chairman & CEO	1,827	3,255	5,082
President & COO	1,351	2,730	4,081
Company Secretary	622	794	1,416

Total	3,800	6,779	10,579

(*)	Figures relating to variable remuneration for 2006 paid in 2007.

(**)	In addition, the executive directors received remuneration in kind during 2007 totalling €33 thousand, of which €8 thousand relates to Chairman & CEO, €14 thousand relates to President & COO and €11 thousand to Company Secretary.
The executive directors also earned a variable remuneration during 2007, which will be satisfied to them during 2008. The amount earned by the Chairman & CEO was of €3,802 thousand, the President & COO earned €3,183 thousand while the Company Secretary earned €886 thousand. These amounts are recognised under the heading “Accrued Expenses and Deferred Income” in the accompanying consolidated balance sheet as of December 31, 2007.
- Remuneration of the members of the management committee
The remuneration paid during 2007 to the members of BBVA’s Management Committee, excluding executive directors, comprised €6,245 thousand in fixed remuneration and €11,439 thousand in variable remuneration accrued in 2006 and paid in 2007.
In addition, the members of the Management Committee, excluding executive directors, received remuneration in kind totalling €594 thousand in 2007.
This paragraph includes information on the members of the Management committee as of December 31, 2007, excluding the executive directors.

- Pension commitments
The provisions to cater for pension and similar commitments to executive directors in 2007 were as follows:

Thousands of
euros

Chairman & CEO	61,319
President & COO	46,400
Company Secretary	7,714

Total	115,433

Of this aggregate amount, €12,504 thousand were charged to 2007. Most of these commitments were insured under policies with BBVA as beneficiary, underwritten by an insurance company belonging to the Group. These insurance policies were matched to financial assets in compliance with Spanish legal regulations. The internal return on the insurance policies associated to said commitments was €4,837 thousand, which partly offset the amount allocated to provisions during the year.
Insurance premiums amounting to €86 thousand were paid on behalf of the non-executive directors on the Board of Directors.
The provisions charged as of December 31, 2007 for post-employment commitments for the Management committee members, excluding executive directors, amounted to €35,345 thousand. Of these, €6,374 thousand were charged against 2007 earnings. The internal return on the insurance policies associated to said commitments was €782 thousand, which partly offset the amount allocated to provisions during the year.
- Long-term plan for remuneration with shares (2006-2008) for executive directors and members of the management committee
The AGM, March 18, 2006, approved a long-term plan for remuneration of executives with shares for the period 2006-2008. The plan was for members of the management team, including the executive directors and members of the Management committee and will be paid out in the second half of 2009.
The plan allocated each beneficiary a certain number of theoretical shares as a function of their variable pay and their level of responsibility. At the end of the plan, the theoretical shares are used as a basis to allocate BBVA shares to the beneficiaries, should the initial requirements be met.
The number of shares to be delivered to each beneficiary is determined by multiplying the number of theoretical shares allocated to them by a coefficient of between 0 and 2. This coefficient reflects the relative performance of BBVA’s total shareholder value (TSR) during the period 2006-2008 compared against the TSR of its European peer group.
The number of theoretical shares allocated to executive directors under the AGM resolution is as follows:

Theoretical shares

Chairman & CEO	320,000
President & COO	270,000
Company Secretary	100,000

The total number of theoretical shares allocated to the members of the Management committee on 31st December 2007, excluding the executive directors, is 1,124,166.
- Scheme for remuneration of non-executive directors with deferred delivery of shares
The Annual General Meeting, March 18, 2006, under agenda item eight, resolved to establish a remuneration scheme using deferred delivery of shares to the Bank’s non-executive directors, to substitute the earlier scheme that had covered these directors.
The new plan assigns theoretical shares each year to non-executive director beneficiaries equivalent to 20% of the total remuneration paid to each in the previous year, using the average of BBVA stock closing prices from the trading sessions prior to the annual general meeting approving the financial statements for the years covered by the scheme as of 2007. These shares, where applicable, are to be delivered when the beneficiaries cease to be directors on any grounds other than serious dereliction of duties.

The AGM resolution granted the non-executive directors who were beneficiaries of the earlier scheme the possibility of converting their entitlements under the previous scheme for non-executive directors into theoretical shares. All the beneficiaries opted for this conversion.
Consequently, the non-executive directors who were beneficiaries of the new system for deferred delivery of shares, approved by the AGM, received the following number of theoretical shares:

		Accumulated
	Theoretical	theoretical
Directors	Shares	shares

Tomás Alfaro Drake	1,407	1,407
Juan Carlos Álvarez Mezquíriz	3,283	19,491
Ramón Bustamante y de la Mora	2,982	19,923
José Antonio Fernández Rivero	3,324	9,919
Ignacio Ferrero Jordi	3,184	20,063
Román Knörr Borrás	2,871	15,591
Carlos Loring Martínez de Irujo	2,778	7,684
Enrique Medina Fernández	3,901	28,035
Susana Rodríguez Vidarte	1,952	10,511

Total	25,682	132,624

- Severance payments
The Chairman of the board will be entitled to retire as an executive director at any time after his 65th birthday and the President & COO and the Company Secretary after their 62nd birthday. They will all be entitled to the maximum percentage established under their contracts for retirement pension, and vesting their right to the pension once they reach said ages will render the indemnity agreed under their contracts.
The contracts of the Bank’s executive directors (Chairman & CEO, President & COO, and Company Secretary) recognise their entitlement to be compensated should they leave their post for grounds other than their own decision, retirement, disablement or serious dereliction of duty. Had this occurred during 2007, they would have received the following amounts: €70,513 thousand for the Chairman & CEO; €57,407 thousand for the President & COO, and €13,460 thousand for the Company Secretary.
In order to receive such compensation, directors must place their directorships at the disposal of the board, resign from any position that they may hold as representatives of the Bank in other companies, and waive prior employment agreements with the Bank, including any senior management positions and any right to obtain compensation other than that already indicated.
Upon stepping down, they will be rendered unable to provide services to other financial institutions in competition with the Bank or its subsidiaries for two years, as established in the board regulations.
59. SHARES HELD BY MEMBERS OF THE BOARD OF DIRECTORS AND OF THE MANAGEMENT COMMITTEE
As of December 31, 2007 the shares held by members of the Board of Directors and of the management Committée were as follows:

BOARD OF DIRECTORS	DIRECT SHARES		INDIRECT SHARES		TOTAL
NAME	Number	%/ Capital	Number	%/ Capital	Number	%/ Capital

Francisco González Rodríguez	2,394	0.0001	1,411,265	0.0377	1,413,659	0.0377
José Ignacio Goirigolzarri Tellaeche	496	0.0000	444,635	0.0119	445,131	0.0119
Tomás Alfaro Drake	7,856	0.0002	—	0.0000	7,856	0.0002
Juan Carlos Álvarez Mezquíriz	30,530	0.0008	—	0.0000	30,530	0.0008
Rafael Bermejo Blanco	11,000	0.0003	—	0.0000	11,000	0.0003
Richard C. Breeden	32,001	0.0009	—	0.0000	32,001	0.0009
Ramón Bustamante y de la Mora	10,139	0.0003	—	0.0000	10,139	0.0003
José Antonio Fernández Rivero	50,000	0.0013	325	0.0000	50,325	0.0013
Ignacio Ferrero Jordi	2,647	0.0001	51,300	0.0014	53,947	0.0014
Román Knörr Borrás	34,329	0.0009	6,773	0.0002	41,102	0.0011
Carlos Loring Martínez de Irujo	9,149	0.0002	—	0.0000	9,149	0.0002
José Maldonado Ramos	11,621	0.0003	—	0.0000	11,621	0.0003
Enrique Medina Fernández	29,285	0.0008	1,100	0.0000	30,385	0.0008
Susana Rodríguez Vidarte	11,179	0.0003	2,156	0.0001	13,335	0.0004

Total	242,626	0.0065	1,917,554	0.0512	2,160,180	0.0576

MANAGMENT DIRECTORS	DIRECT SHARES		INDIRECT SHARES		TOTAL
NAME	Number	%/ Capital	Number	%/ Capital	Number	%/ Capital

Eduardo Arbizu Lostao	4,000	0.0001	—	0.0000	4,000	0.00011
Francisco Javier Argente Ariño	27,618	0.0007	—	0.0000	27,618	0.00074
Juan Asua Madariaga	7,104	0.0002	118,086	0.0032	125,190	0.00334
Javier Ayuso Canals	2,441	0.0001	—	0.0000	2,441	0.00007
José Andrés Barreiro Hernández	6,463	0.0002	—	0.0000	6,463	0.00017
Javier Bernal Dionis	7,120	0.0002	—	0.0000	7,120	0.00019
Ángel Cano Fernández	67,058	0.0018	—	0.0000	67,058	0.00179
Ignacio Deschamps González	2,618	0.0001	—	0.0000	2,618	0.00010
José María García Meyer-Dohner	10,495	0.0003	—	0.0000	10,495	0.00028
Manuel González Cid	13,666	0.0004	—	0.0000	13,666	0.00036
Vicente Rodero Rodero	27,047	0.0007	300	0.0000	27,347	0.00073
José Sevilla Álvarez	100	0.0000	7,057	0.0002	7,157	0.00019

Total	175,730	0.0047	125,443	0.0033	301,173	0.0081

60. DETAIL OF THE DIRECTORS’ HOLDINGS IN COMPANIES WITH SIMILAR BUSINESS ACTIVITIES
As of December 31, 2007 pursuant to Article 127 third section of the Spanish Corporations Law, introduced by Law 26/2003 of 17 July amending Securities Market Law 24/1988 of 28 July, and the revised Corporations Law, in order to reinforce the transparency of listed companies, set forth below are the companies engaging in an activity that is identical, similar or complementary to that which constitutes the corporate purpose of BBVA, in which the members of the Board of Directors have a direct or indirect ownership interest. None of the directors discharge executive or administrative functions at these companies.

	Investments
		Number of	Type of Ownership
Surname (s) and First Name	Company	Shares	Interest

Alfaro Drake, Tomás	—	—	—

Alvarez Mezquiriz, Juan Carlos	—	—	—

Bermejo Blanco, Rafael	Banco Santander	7,400	Direct
	Banco Crédito Balear	1,000	Direct
	Banco Popular Español	13,880	Direct

Breeden, Richard C.	—	—	—

Bustamante y de la Mora, Ramón	Royal Bank of Scotland	7,350	Indirect
	Banesto	4,560	Indirect
	Banco Popular Español	5,700	Indirect
	Banco Santander	7,540	Indirect
	Bankinter	3,000	Indirect

Fernández Rivero, José Antonio	—	—	—

Ferrero Jordi, Ignacio	Banco Santander	9,940	Indirect
	Banco Popular Español	2,490	Indirect
	Royal Bank of Scotland	12,911	Indirect

Goirigolzarri Tellaeche, José Ignacio	—	—	—

González Rodríguez, Francisco	RBC Dexia Investors Services España, S.A.	76,040	Indirect

Knörr Borrás, Román	—	—	—

Loring Martínez de Irujo, Carlos	—	—	—

Maldonado Ramos, José	—	—	—

Medina Fernández, Enrique	Bankinter	0.052	Indirect
	KBC Groep NV	0.466	Indirect
	Royal Bank	3.080	Indirect
	Standard Chartered	5.878	Indirect
	Unicredito Italiano	0.027	Indirect

Rodríguez Vidarte, Susana	—	—	—

61. OTHER INFORMATION
On March 22, 2002, BBVA notified the supervisory authorities of the stock markets on which its shares are listed that the Bank of Spain had commenced a proceeding against BBVA and 16 of its former directors and executives. These proceedings arose as a result of the existence of funds (approximately €225 million) belonging to BBV that were not included in the entity’s financial statements until they were voluntarily regularized by being recorded in the 2000 consolidated income statement as extraordinary income, for which the related corporation tax was recorded and paid. BBVA notified the Bank of Spain of these matters on January 19, 2001. The Bank of Spain’s supervisory services commenced an investigation into the origin of the funds, their use and the persons involved, the findings of which were included in the supervisory services’ report dated March 11, 2002. On March 15, 2002, the Bank of Spain notified the Bank of the commencement of a proceeding relating to these events.
On May 22, 2002, the Council of the Spanish National Securities Market Commission (CNMV) commenced a proceeding against BBVA for possible contravention of the Securities Market Law (under Article 99 ñ) thereof) owing to the same events as those which gave rise to the Bank of Spain’s proceeding.
The commencement of proceedings to determine an eventual criminal liability of the individuals involved in those events triggered the suspension of the above mentioned proceedings until a definitive criminal resolution was issued. These criminal proceedings finished by definitive court resolutions in 2007 without criminal liability for any person involved in them. The end of these criminal proceedings has allowed the re-opening of the proceedings: on 13 June, 2007 the Bank of Spain, and on 26 July 2007 the Spanish National Securities Market Commission (CNMV), notified the end of the proceeding development suspension.
At the date of preparation of these consolidated financial statements, none of the persons party to the proceedings or prosecuted in relation to the events referred to above was a member of the Board of Directors or the Management Committee or held executive office at BBVA.
The Group’s legal advisers do not expect the aforementioned administrative and criminal proceedings to have any material impact on the Bank.
62. SUBSEQUENT EVENTS
     In March 2008, BBVA has notified the controlling shareholders of Banco Bradesco, S.A. (Fundaçao Bradesco y Cidade de Deus Compañhía Comercial de Participaçoes) the exercise of the put option on 5.01% ordinary shares of the share capital. The market value of such stake is approximately €976 million. Through this sale, BBVA will obtain a gross capital gain of approximately €740 million.
63. DIFFERENCES BETWEEN EU-IFRS REQUIRED TO BE APPLIED UNDER THE BANK OF SPAIN’S CIRCULAR 4/2004 AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES.
As described in Note 1, the accompanying Consolidated Financial Statements of the BBVA Group are presented in the formats stipulated by the Bank of Spain Circular and were prepared by applying the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. Such formats and accounting principles vary in certain respects from those generally accepted in the United States (“U.S. GAAP”).
Following is a summary of the main differences between EU-IFRS required to be applied under the bank of Spain’s circular 4/2004 and U.S. GAAP:

•	Net income and Stockholders’ Equity reconciliation between EU-IFRS required to be applied under the bank of Spain’s circular 4/2004 and U.S. GAAP	A

•	Consolidated Financial Statements	B

•	Additional information required by U.S. GAAP	C
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
IFRS 1 First-time adoption provides a number of exemptions and exceptions from full retrospective. Net income, stockholders’ equity and the reconciliation to U.S. GAAP shown below would have been different if the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 had been applied fully retrospectively.
A) NET INCOME AND STOCKHOLDERS’ EQUITY RECONCILIATION BETWEEN EU-IFRS REQUIRED TO BE APPLIED UNDER THE BANK OF SPAIN’S CIRCULAR 4/2004 AND U.S. GAAP.
Accounting practices used by the Bank in preparing the Consolidated Financial Statements conform to EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, but do not conform to U.S. GAAP. A summarized reconciliation of stockholders’ equity as of December 31, 2007, 2006 and 2005 and net income for the years 2007, 2006 and 2005 to U.S. GAAP is set forth below.
The following tables set forth the adjustments to consolidated net income and to consolidated stockholders’ equity which would be required if U.S. GAAP had been applied to the accompanying Consolidated Financial Statements:

		Increase (Decrease) Year
		Ended December 31,
	Item #	2007	2006	2005
		(Millions of Euros, except per share data)
NET INCOME
Profit for the year under EU-IFRS required to be applied under the bank of Spain’s Circular 4/2004		6,415	4,971	4,070
Income attributed to the minority interest under EU-IFRS required to be applied under the bank of Spain’s circular 4/2004 (*)		(289)	(235)	(264)
Income attributed to the Group under EU-IFRS required to be applied under the bank of Spain’s Circular 4/2004		6,126	4,736	3,806
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	(31)	(22)	(34)
Valuation of assets	2	110	(1)	(3)
Valuation of financial instruments	3	(9)	74	27
Accounting of goodwill	4	(118)	(346)	(478)
Impact of SFAS 133	6	29	17	(99)
Loans adjustments	7	(924)	445	(303)
Intangible assets	8	—	—	(148)
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	9	226	69	988
Pension plan cost	10	—	—	(893)

Net income in accordance with U.S. GAAP before changes in accounting principles		5,409	4,972	2,863
Changes in accounting principles
Pension plan cost	10	—	—	(1,271)
Tax effect of Pension plan cost adjustment	9	—	—	426

Net income in accordance with U.S. GAAP		5,409	4,972	2,018
Other comprehensive income, (loss) net of tax:
Foreign currency translation adjustments		(1,873)	(708)	1,138
Unrealized gains on securities:
Unrealized holding gains (losses) arising during period, net of tax		487	110	883
Derivative instruments and hedging activities		285	107	(119)

Comprehensive income (losses) in accordance with U.S. GAAP		4,308	4,481	3,920
Net income per share (Euros)		1.50	1.46	0.59

(*)	Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 stockholders’ equity and net income includes the equity and net income corresponding to the stockholders of both the Parent and the minority interests. Under U.S. GAAP, stockholders’ equity and net income is made up only of the equity portion attributed to equity holders of the Parent. Therefore, for reporting purposes, the minority interest portion is excluded of stockholders’ equity and net income.

		Increase (Decrease) Year
		Ended December 31,
	Item #	2007	2006	2005
		(Millions of Euros)
STOCKHOLDERS’ EQUITY
Total Stockholders’ equity under IFRS under EU-IFRS required to be applied under the bank of Spain’s Circular 4/2004		27,943	22,318	17,302
Minority interests under IFRS (*)		(880)	(768)	(971)
Total stockholders’ equity without minority interest under IFRS		27,063	21,550	16,331
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	5,505	5,537	5,559
Valuation of assets	2	(41)	(152)	(151)
Valuation of financial instruments	3	57	110	67
Accounting of goodwill	4	2,877	2,842	3,418
Translation of financial statements in high-inflation countries	5	(221)	(239)	(268)
Impact of SFAS 133	6	160	116	143
Loans adjustments	7	1,188	2,115	1,669
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	9	(1,203)	(1,418)	(1,393)

Stockholders’ equity in accordance with U.S. GAAP		35,384	30,461	25,375

(*)	Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 stockholders’ equity and net income includes the equity and net income corresponding to the stockholders of both the Parent and the minority interests. Under U.S. GAAP, stockholders’ equity and net income is made up only of the equity portion attributed to equity holders of the Parent. Therefore, for reporting purposes, the minority interest portion is excluded of stockholders’ equity and net income.
The differences included in the tables above are explained in the following items:
1. Business Combination with Argentaria-
Banco Bilbao Vizcaya, S.A. and Argentaria, Caja Postal y Banco Hipotecario, S.A. (Argentaria) merged, being January 28, 2000 the date from which such merger was legally effective. According to Spanish GAAP at that date, this business combination was accounted for using the method of pooling of interest and therefore no goodwill was accounted. IFRS 1 First-time adoption of International Reporting Standards grants an exemption to apply IFRS 3 Business Combinations prospectively and thus not to restate business combinations that occurred before the date of transition to IFRS, which is January 1, 2004. Therefore, this merger has been accounted for using the method of pooling of interest and no goodwill was accounted. Since the transaction did not comply with the requirements of APB 16 for pooling of interest method, under U.S. GAAP this business combination was accounted for using the purchase method. The excess of the fair value of the new shares issued in exchange for the Argentaria shares over the net worth of Argentaria under U.S. GAAP as of the date of the merger, was approximately €6,316 million and was calculated considering the necessary adjustments to the net worth of Argentaria as of January 28, 2000 under Spanish GAAP, as described below:

(Millions of euros)
Approximate Argentaria net worth as of January 28, 2000 under Spanish GAAP	3,454

(i) Reversal of the net effect of the restatement of fixed assets and equity securities	(129)
(ii) Reduction for employees and third party loans issued to purchase shares of capital stock	(123)
(iii) Goodwill amortization adjustments	101
(iv) Up-front premium reversal	108
(v) Valuation of investment securities	1,926
(vi) Effect of adjustments to conform to U.S. GAAP for investments in affiliated Companies	(87)
(vii) Tax effect of above mentioned adjustments	(608)
(viii) Other adjustments	35

Subtotal	1,223

Approximate Argentaria net worth as of January 28, 2000 under U.S. GAAP	4,677

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
     The excess of the fair value of the new shares issued in exchange for the Argentaria shares over the net worth of Argentaria, was allocated to the following specific items:

Millions of
2000	euros
Net Lending	611
Investment Securities-Held to Maturity	306
Premises and Equipment	129
Other assets and liabilities	(113)
Long Term Debt	(173)
Tax Effect	(220)
Goodwill	5,776

6,316

     For U.S. GAAP purposes, BBVA amortizes the excess of the fair value assigned to the specific items over their remaining economic life. The amortization of the excess allocated to specific assets and liabilities was €31.4 million (net of tax), €22.2 million (net of tax) and €33.8 million (net of tax) in 2007, 2006 and 2005, respectively.
     Until December 31, 2001 BBVA amortized the goodwill on a straight line basis over a period of 25 years. Since January, 2002 BBVA stopped the amortization of the remaining goodwill pursuant to SFAS 142 and it has been assigned to different Reporting Units and tested for impairment as described in Note 2.2.12. As of December 31, 2007 goodwill was €5,333 million.
     The adjustment to stockholders’ equity, that reflects both effects, was €5,505 million, €5,537 million and €5,559 million as of December 31, 2007, 2006 and 2005, respectively.
2. Valuation of assets-
     This adjustment basically relates to the following:
•	Revaluation of property
     As described in Note 32.3, certain of the Spanish and foreign consolidated companies restated the cost and accumulated depreciation of property and equipment pursuant to the relevant legislation.
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
     The amounts of the adjustments indicated below have been calculated to reflect the reversal of the additional depreciation on the revalued property and equipment (€5.03 million, €8.10 million and €8.99 million as of December 31, 2007, 2006 and 2005, respectively) and the additional income that would have resulted if the Group had not restated the fixed assets that have been sold (€122.92 million, €2.92 million and €14.03 million as of December 31, 2007, 2006 and 2005, respectively). The adjustment to stockholders’ equity reflects the reversal of the unamortized revaluation surplus (€158.76 million, €286.71 million and €297.73 million as of December 31, 2007, 2006 and 2005, respectively).
•	Valuation of property
     In accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, certain property and equipment items were revalued and, therefore, this value was used as deemed cost on January 1, 2004 taking into consideration that, at the date of the revaluation, this deemed cost was comparable to fair value.
          Under U.S. GAAP, these adjustments to the deemed cost are not permitted due to the fact that they do not reflect an actual impairment.
     Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect in the income statement the additional depreciation on the revalued property and equipment (€3.23 million, €3.23 million and €3.08 million as of December 31, 2007, 2006 and 2005, respectively) and the additional income related to property and equipment with lower book value under U.S. GAAP which have been sold (€5.29 million as of December 31, 2006). The adjustment to stockholders’ equity reflects the reversal of the adjustments to the attributed cost (€109.18 million, €112.41 million and €146.67 million as of December 31, 2007, 2006 and 2005, respectively).
3. Valuation of financial instruments-
     Group’s criteria of accounting for such securities are described in Note 2.2.2. The recognition, measurement and disclosure criteria included in IAS 32 and 39, were applied retrospectively to January 1, 2004 (the date of transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004).
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

     Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect in the income statement the additional income related to debt securities (€3.01 million and €17.14 million as of December 31, 2006 and 2005, respectively). The adjustment to stockholders’ equity reflects the reversal of the adjustments to the fair value (an increase of €46.76 million, €61.37 million and €72.97 million as of December 31, 2007, 2006 and 2005, respectively).
Equity securities
     Equity securities included in available-for-sale portfolio were recognized at fair value of the date of transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (January 1, 2004) through stockholders’ equity.
     As of December 31, 2007 there is no effect in the reconciliation to U.S. GAAP. As of December 31, 2006, there is an adjustment between U.S. GAAP and IFRS to reflect in the income statement the additional income related to the equity securities that have been sold (€71.75 million).
     As of December 31, 2005 the final adjustment is done with other equity securities and reflects the reversal of effects in net income (an increase of €10.32 million as of December 31, 2005) and reflects the record of the fair value of equity securities through stockholders’ equity (a decrease €51.45 million as of December 31, 2005).
     Under U.S. GAAP, in fiscal years ended prior to January 1, 2004, some unrealized losses regarding certain equity securities were recorded as “other-than-temporary” impairments.
4. Accounting of goodwill-
     The breakdown of this adjustment is as follows:

	Millions of euros
	Stockholders’ equity			Net Income
	2007	2006	2005	2007	2006	2005
Goodwill charged to reserves in 1998 and 1999	65	65	65	—	—	—
Different period of amortization of goodwill reversed	99	99	99	—	—	—
Amortization under Spanish GAAP not reversed under U.S. GAAP	(154)	(154)	(154)	—	—	—
Reversal of amortization	970	970	970	—	—	—
Reversal of Step Acquisition	2,648	2,930	3,204	—	—	—
Step Acquisition of BBVA Bancomer	(1,200)	(1,105)	(788)	(100)	(344)	(458)
Acquisition of Compass	405	—	—	—	—	—
Others	43	37	22	(18)	(2)	(20)

Adjustment 4 in reconciliation to U.S. GAAP	2,877	2,842	3,418	(118)	(346)	(478)

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
     The principal BBVA Group’s goodwill assigned to each Reporting Unit as of December 31, 2007, 2006 and 2005 for annual impairment test purposes are the following:

	Millions of Euros
	2007	2006	2005
Spain and Portugal	4,353	4,081	3,968
Global Businesses	1,410	1,681	1,674
Pensions in South America	251	270	312
México	2,713	3,040	3,600
Chile	104	126	78
United States and Puerto Rico	6,698	1,724	572
Colombia	204	213	267
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
Year 2007, 2006 and 2005 analysis
     As of December 31, 2007, 2006 and 2005, the Group has performed the required annual impairment tests of goodwill. As a result of Step 1 procedures of the above mentioned impairment test, the carrying amount of the Reporting Unit did not exceed its fair value.
Reversal of step acquisition
     Investments acquired subsequent to obtaining control over a company (i.e. transactions involving the purchase of equity interests from minority shareholders) were treated as “equity transactions”. The amount of goodwill recorded under prior GAAP, at January 1, 2004, transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, was recorded on the transactions performed after control was obtained were charged to “Minority Interests” and the surplus amount were charged to stockholders’ equity.
     Under U.S. GAAP, these acquisitions are accounted for using the “purchase method” and, consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect the reversal of goodwill recorded prior to January 1, 2004, and the increase of stockholders’ equity.
Step Acquisition of BBVA Bancomer
     As explained in Note 3 on March 20, 2004, BBVA completed the tender offer on 40.6% of the capital stock of Grupo Financiero BBVA Bancomer, S.A. de C.V. (“Bancomer”). The final number of shares presented in the offer and accepted by BBVA was 3,660,295,210, which represent 39.45% of the capital stock of Bancomer. Following the acquisition of these shares through the tender offer, the ownership interest held by BBVA in the capital of Bancomer was 98.88%. Lastly, as of December 31, 2006, as a result of the purchase of shares subsisting in the market, BBVA’s holding in Bancomer increased to 99.96%.
     BBVA Bancomer, S.A. de C.V. was consolidated by Group BBVA since July 2000, when the merger of Grupo Financiero BBV-Probursa, S.A. de C.V. (a wholly-owned subsidiary of BBVA) and Grupo Financiero BBVA Bancomer, S.A. de C.V. was carried out.
     Since March 20, 2004 the BBVA Group’s income statement reflected a decrease in “Minority Interest” caption related to the business combination described above while the rest of the income statement’s captions did not change because Bancomer was already a fully consolidated company before the acquisition of minority interest.
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

Millions of
Euros
Net worth acquired	1,207
Investment securities	(32)
Net loans and leases	622
Premises and equipment	(28)
Intangible assets	970
Other Assets	189
Time Deposits	(124)
Long term debt	(50)
Other liabilities	(490)

Fair value under U.S. GAAP	2,264

     The identified intangible assets are related to “core deposits”, which were calculated according to the purchase method and are amortized over a period of 40 months. Additionally, the allocated amount of net loans and leases are amortized over a weighted-average period of 3 years. Under U.S. GAAP, the adjustment (net of tax) in the income statement was €100.2 million, €344.4 million and €458.5 million as of December 31, 2007, 2006 and 2005, respectively, mainly related to the additional amortization expenses of assets and liabilities subject to amortization.
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
Acquisition of Compass
     As explained in item 3.A, on February 16, 2007 BBVA entered into a definitive agreement to acquire 100% of the share capital of Compass. On September 7, 2007 BBVA completed the acquisition. Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, the amount of goodwill was calculated at date in which BBVA obtained the control (September 7, 2007). Under US GAAP, EITF Issue No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination provides guidance on the measurement date to be used in a business combination. EITF 99-12 specifies that the value of acquirer’s marketable equity securities issued to effect a purchase business combination should be determinated, pursuant to the guidance in paragraph 22 of FASB Statement No. 141, Business Combinations, based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. The date of measurement of the value of the acquirer’s marketable equity securities should not be influenced by the need to obtain shareholder or regulatory approvals. In addition, paragraph 7 of Issue 2 of EITF 99-12 states that the measurement date is the earliest date, from the date the terms of the acquisition are agreed to and announced to the date of financial applications of the formula do not result in a change in the number of shares or the amount of other consideration. According to this BBVA considered the announcement date (February 16, 2007) as the measurement date under US GAAP. Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect the different amount of goodwill.
     This difference resulted in a reconciling item to stockholder’s equity (an increase of €405.31 million as of December 31, 2007) in the reconciliation to U.S. GAAP.
5. Translation of financial statements in high-inflation countries-
     As indicated in Note 2.2.6, after the transition date to to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which is January 1, 2004, none of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies. Accordingly, as of December 31, 2007, 2006 and 2005 it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.
     In accordance to the exemption provided by IFRS 1 First-time Adoption of International Financial Reporting Standards, the cumulative effect of inflation recorded prior to January 1, 2004 (transition date to EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004) mainly relating to items of property, plant and equipment has not been removed. Therefore, the previous GAAP restated amounts have been used as deemed cost of property, plant and equipment as of the transition date.

     Under U.S. GAAP, in prior years the financial statements of operating units in a highly inflationary economy were remeasured as if the functional currency of the operating unit were the same as that of the parent reporting currency. For the purposes of this requirement, a highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3 year period. None of the countries where BBVA owned subsidiaries are highly inflationary countries.
     The adjustment reflects the reversal of the charges to stockholders’ equity arising from inflation registered in dependent companies established in “non highly inflationary economies” (€221.02 million, €239.49 million and €267.84 million as of December 31, 2007, 2006 and 2005, respectively).
6. Impact of SFAS 133
     As of December 31, 2007, the main differences between IAS 39 and SFAS 133 that have resulted in reconciling items to net income and stockholder’s equity between IFRS and U.S. GAAP were as follows:
Fair value option
     The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 allows for the designation of a financial asset or a financial liability as held at fair value through the profit or loss if one of the criteria described in IAS 39 is met.
     FAS 115 allows for the designation of a financial asset or a financial liability as held for trading only if these are acquired and held primarily for resale in the near term to make a profit from short-term movements in market prices.
     As of December 31, 2007, 2006 and 2005, we maintained certain financial assets and financial liabilities registered at fair value through the profit or loss under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 which did not meet the conditions to be designated as financial asset or financial liability held for trading under U.S. GAAP. This difference resulted in a reconciling item to net income (an increase of €9.5 million, an increase of €72.40 million and a decrease of €63.51 million as of December 31, 2007, 2006 and 2005, respectively) and stockholder’s equity (an increase of €40.38 million, a decrease of €17.18 million and €63.59 million as of December 31, 2007, 2006 and 2005, respectively) in the reconciliation to U.S. GAAP.
Retrospective application
     As of December 31, 2003, in accordance with Spanish GAAP, certain fair value hedges of fixed income securities and cash flow hedges of exchange rate risk were considered to be speculative in our U.S. GAAP reconciliation adjustment, since the required documentation was not available at the date on which the aforementioned hedges were designated as such.
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
     Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect in the net income (an increase of €16.72 million, a decrease of €6.03 million and a decrease of €26.38 million as of December 31, 2007, 2006 and 2005, respectively) and in stockholders’ equity (an increase of €108.65 million, €128.48 million and €147.91 million as of December 31, 2007, 2006 and 2005, respectively) the speculative nature of these transactions under U.S. GAAP.
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
     Consequently, in 2007 and 2006 there is an adjustment to reverse these partial hedging transactions under U.S. GAAP. This difference resulted in a reconciling item to net income (an increase of €2.5 million and an increase of €9.11 million as of December 31, 2007 and 2006, respectively) and stockholder’s equity (an increase of €10.61 million and an increase of €5.06 million as of December 31, 2007 and 2006, respectively) in the reconciliation to U.S. GAAP. During 2005 and 2004 there were no hedging transactions of these types.
     The fair value of derivatives that afforded hedge accounting treatment under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 but did not qualify as hedges under U.S. GAAP as of December 31, 2007, 2006 and 2005 amounted negative to €113.93 million, negative to €47.34 million and €69.21 million, respectively.
     The fair value of derivatives that afforded hedge accounting treatment under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and qualify as hedges under U.S. GAAP as of December 31, 2007, 2006 and 2005 amounted negative to €643.35 million, negative to €269.08 million and €25.99 million, respectively.
     Additionally to prior explained differences, as of December 31, 2005, there was another difference between IAS 39 and SFAS 133 that resulted in a reconciling item to net income and stockholder’s equity to U.S. GAAP as follows:
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
     For example certain option and forward agreements to buy unlisted equity investments fall within the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 definition, but not the U.S. GAAP definition, because of the absence of net settlement.
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
     As of December 31, 2005 we maintained an option to buy unlisted equity investments which fell within the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 definition of derivatives, but not the U.S. GAAP definition, because of the absence of net settlement. This difference resulted in a reconciling item to net income (€6.02 million in 2005) and stockholder’s equity (€58.46 million in 2005) to U.S.GAAP.
7. Loans adjustments
     As we described in Note 2.2.2.c to the Consolidated Financial Statements, a loan is considered to be an impaired loan — and therefore its carrying amount is adjusted to reflect the effect of its impairment — when there is objective evidence that events have occurred which, in the case of loans, give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.
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
     Our models use the “expected loss” concept to quantify the cost of our credit risk to be able to incorporate it in the calculation of the risk adjusted return of our operations. Additionally, the parameters necessary to calculate it are used to calculate the economic capital and in the future, the calculation of the regulatory capital under the internal models of Basel II.
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
     Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect in the net income the reversal of the provision recorded in each year (a decrease of €924 million, an increase of €445 million and a decrease of €303 million as of December 31, 2007, 2006 and 2005, respectively) and in stockholders’ equity the excess of the accumulated allowance for loans losses (an increase of €1,188 million, an increase of €2,115 million and €1,669 million as of December 31, 2007, 2006 and 2005, respectively).
8. Intangible assets
     Intangible assets with finite lives are amortized over those useful lives. At transition date, the estimated useful lives were recalculated. In accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, the previous GAAP restated amounts had been used as deemed cost of certain intangible assets and the differences related to the previous carrying amounts of these intangible assets were accounted for in stockholders’ equity as of January 1, 2004.
     Under U.S. GAAP, as of December 31, 2005, this adjustment was considered a change in accounting estimates and, in accordance with APB 20 Accounting changes, the cumulative effect of the adjustment was reflected in the income statement for 2005.
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
     As described in Note 2.2.14 deferred tax assets and liabilities include temporary differences measured at the amount expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the year when the asset will be realized or the liability settled.
     As a result of the application of Statement of Financial Accounting Standards No. 109 (“SFAS 109”), Accounting for Income Taxes, the timing differences originated by the revaluation of property and equity securities and by certain provision for coverage of loan losses have been reversed.
     On July 13, 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (FIN 48). This statement was issued to provide additional guidance and clarification on accounting for uncertainty in income tax positions. The interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions, as well as increased disclosure requirements with regards to uncertain tax positions.
     This interpretation of FASB Statement No. 109 uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than fifty percent likely to be realized. FIN 48 also sets out disclosure requirements to enhance transparency of an entity’s tax reserves.
     The Group adopted the provisions of FIN 48 effective January 1, 2007. As a result of adoption, the Group recorded a €34.86 million reducted in retained earnings and a decrease in net income of €30.76 million as of December 31, 2007. Consequently, the adoption of FIN 48 provokes a decrease of €65.62 million in stockholders equity as of December 31, 2007.

     The Group is currently under audit by taxing authorities in major taxing jurisdictions around the world. It is thus reasonably possible that changes in the gross balance of unrecognized tax benefits may occur within the next 12 months (an estimate of the range of such gross changes cannot be made), but the Group does not expect such audits to result in amounts that would cause a significant change to its effective tax rate.
     In the reconciliation to U.S. GAAP, the Group has recorded deferred tax assets of negative €981.35 million, €86.79 million and €160.51 million as of December 31, 2007, 2006 and 2005 and deferred tax liabilities of negative €174.9 million, €238.42 million and €450.85 million as of December 31, 2007, 2006 and 2005, respectively.
     SFAS 109 requires providing a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. As of December 31, 2007, 2006 and 2005 the valuation allowance was negative €10.8 million, €45.07 million and €278.26 million, respectively.
     As required by SFAS 109, the effects of the change in Spanish tax laws were included in income (see Note 35.e)
     The following is a reconciliation of the income tax provision under IFRS to that under U.S. GAAP:

	2007	2006	2005
	Millions of Euros
Income tax provision under IFRS	2,079	2,059	1,521
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	(283)	(238)	(1,668)
Of which: Adjustments of deferred tax liability/assets for enacted changes in tax laws of U.S. adjustments	—	(326)	—
Income tax provision under U.S. GAAP	1,796	1,822	(147)
     The following is a reconciliation of the deferred tax assets and liabilities recorded under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and those that should be recorded under SFAS 109:

	2007		2006		2005
	Deferred tax	Deferred tax	Deferred tax	Deferred tax	Deferred tax	Deferred tax
	assets	liabilities	assets	liabilities	assets	liabilities
	Millions of Euros
As reported under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004	4,310	(2,235)	4,703	(1,747)	5,554	(1,502)
Less-
Timing differences recorded under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and reversed in the reconciliation to U.S. GAAP	(1,070)	—	(1,355)	—	(1,333)	—
Tax effect of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP reconciliation adjustments	(3)	—	(14)	—	(16)	—
Plus-
Tax effect of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP reconciliation adjustments	92	(175)	101	(238)	176	(451)
As reported under SFAS 109 (gross)	3,329	(2,410)	3,435	(1,985)	4,381	(1,953)
Valuation reserve	(22)	—	(45)	—	(278)	—
As reported under SFAS 109 (net)	3,307	(2,410)	3,390	(1,985)	4,103	(1,953)
     The following is an analysis of deferred tax assets and liabilities as of December 31, 2007, 2006 and 2005 estimated in accordance with U.S. GAAP:

	December 31,
	2007	2006	2005
	(Millions of euros)
Deferred Tax assets
Loan loss reserves	1,042	830	611
Unrealized losses on securities pension liability	1,522	1,645	1,645
Fixed assets	47	86	136
Net operating loss carryforward	121	330	664
Investments and derivatives	—	36	445
Goodwill	(118)	(74)	8
Other	715	582	872
Total deferred tax assets	3,329	3,435	4,381
Valuation reserve	(22)	(45)	(278)
Net tax asset	3,307	3,390	4,103
Deferred tax liabilities
Unrealized gains on securities pension liability	—	(1)	—
Unrealized gains on investments	(1,471)	(1,450)	(1,274)
Gains on sales of investments	(107)	(135)	(67)
Fixed assets	(38)	(99)	(161)
Goodwill	(84)	(148)	(347)
Other	(710)	(152)	(104)
Total deferred tax liabilities	(2,410)	(1,985)	(1,953)
Valuation reserve	—	—	—
Net tax liabilities	(2,410)	(1,985)	(1,953)
  Reconciliation between the federal statutory tax rate and the effective income tax rate is as follows:

	2007	2006	2005
	% percentages
Corporate income tax at the standard rate	32.50	35.00	35.00
Decrease arising from permanent differences	(7.86)	(7.16)	(6.25)
Adjustments to the provision for prior years’ corporate income tax and other taxes	(0.15)	1.45	(1.54)
Income tax provision under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004	24.49	29.29	27.20
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	0.44	(2.48)	(30.86)
Income tax provision under U.S. GAAP	24.93	26.81	(3.66)
10. Pension plan cost-
     Changes in accounting principles due to changes in method of amortization in 2005
     Until 2004 both under Spanish GAAP and U.S. GAAP, the cumulative actuarial losses and certain losses were amortized in a straight-line method over the average expected years of work of employment.
     At January 1, 2005, all cumulative actuarial losses were accounted for in equity as of January 1, 2004, and from January 1, 2004, the Group decided to adopt an accounting policy to recognize actuarial losses have been accounted for in the income statement for the year when these losses have been incurred instead of using the corridor approach.
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
     Consequently, there is an adjustment due to the fact that under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 we changed the accounting principle retrospectively from January 1, 2004, while under U.S. GAAP we changed the accounting principle from January 1, 2005.
     The amounts of pension plan cost adjustments presented in the U.S. GAAP Net Income and Stockholders’ Equity reconciliation for the year 2005 were as follows:
•	charge to income statement related to First-time adoption of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 at January 1, 2004 and effect for the year 2005: €1,271 million;

•	credit to income statement related to tax effect related to prior adjustment: €426 million.

•	There is no effect in reconciliation to stockholders’ equity for the year 2005, related to the fact that these two adjustments were recognized with counterparties a credit for and a charge to Retained earnings for €1,271 million and €426 million, respectively.
Changes in accounting estimate due to changes in scope of consolidation and actuarial assumptions in 2005
     As disclosed in BBVA’s 2004 Form 20-F, under Spanish GAAP, BBVA was not required to consolidate certain of its controlled insurance companies that hold some of the group’s pension plan, but it applied equity method. However, no similar consolidation exception existed under U.S. GAAP.
     Upon adoption of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, BBVA began consolidating these insurance subsidiaries resulting in a change in accounting principle pursuant of paragraph 7 of IFRS 1 and recognized this change retroactively at the date of transition (January 1, 2004).
     In connection with the first time adoption process the Bank of Spain Circular issued guidance on how Banks should determine the actuarial assumptions for these types of pension plans that was required to be applied for both 2005 and 2004.
     As a result, we recognize the change in consolidation and the use of the Bank of Spain required discount rates as part of the transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. However, our definitive application of this guidance was available after we have already filed the 2004 20-F, such that the actuarial assumptions used for 2004 under U.S. GAAP were different from those used for the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
     During 2005, we decided that the Bank of Spain-Circular methodology to determine actuarial assumptions that provide a better, more refined estimate of the pension obligation so we decided to take use those assumptions for U.S. GAAP purposes.
     As noted in Question 57 of FASB Staff Implementation Guide (Statement 87), “A Guide to Implementation of Statement 87 on Employers’ Accounting for Pensions: Questions and Answers,” this change have been recognized as a change in estimates and recognized prospectively as part of net income from continuing operations.
     The amounts of pension plan cost adjustments presented in the U.S. GAAP Net Income and Stockholders’ Equity reconciliation for the year 2005 for this effect were as follows:
•	charge to income statement related to first-time adoption of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 at January 1, 2004 and effect for the year 2005: €893 million;

•	credit to income statement related to tax effect related to prior adjustment: €294 million.

•	There is no effect in reconciliation to stockholders’ equity for the year 2005, related to the fact that these two adjustments were recognized with counterparties a credit for and a charge to Retained earnings for €893 million and €294 million, respectively.
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
     The accumulated balances of other comprehensive income as of December 31, 2007, 2006 and 2005 were as follows:

	Foreign
	currency	Unrealized	Gains on	Other
	translation	gains on	Derivative	Comprehensive
	adjustments	securities	Instruments	Income
	Millions of Euros
Balance as of December 31, 2004	(3,722)	2,247	28	(1,447)
Changes in 2005	1,138	883	(118)	1,903
Balance as of December 31, 2005	(2,584)	3,130	(90)	456
Changes in 2006	(708)	110	107	(491)
Balance as of December 31, 2006	(3,292)	3,240	17	(35)
Changes in 2007	(1,873)	487	285	(1,102)
Balance as of December 31, 2007	(5,165)	3,727	302	(1,137)
     Taxes allocated to each component of other comprehensive income as of December 2007, 2006 and 2005 were as follows:

	2007			2006			2005
	Before	Tax			Tax			Tax
	Tax	expense	Net of tax	Before Tax	expense	Net of tax	Before Tax	expense	Net of tax
	Amount	or benefit	amount	Amount	or benefit	amount	Amount	or benefit	amount
	Millions of Euros
Foreign currency translations adjustment	(1,873)	—	(1,873)	(709)	—	(709)	1,139	—	1,138
Unrealized gains on securities:
Unrealized holding gains arising during the period	633	(146)	487	425	(314)	111	1,219	(337)	883
Derivatives Instruments and Hedging Activities	370	(85)	285	139	(32)	107	(160)	41	(118)

Other comprehensive income	(871)	(231)	(1,102)	(145)	(346)	(491)	2,198	(296)	1,903

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
     As indicated in Notes 63.A.10 of this Annual Report, effective on January 1, 2004, this supposed a change in our accounting policy related to pensions for U.S. GAAP purposes. Upon adoption of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, the cumulative effect of this change as of January 1, 2004 was recognized in stockholders’ equity, in accordance with IFRS 1 First-Time Adoption of International Financial Reporting Standards.
     The computation of basic and diluted earnings per share as of December 31, 2007, 2006 and 2005 is presented in the following table:

	2007	2006	2005
	Millions of Euros, except per share data
Numerator for basic earnings per share:
Income available to common stockholders (EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004)	6,126	4,736	3,806
Income available to common stockholders (U.S. GAAP):
Before cumulative effect of changes in accounting principles	5,409	4,972	2,863
Cumulative effect of changes in accounting principles	—	—	(845)
After cumulative effect of changes in accounting principles	5,409	4,972	2,018
Numerator for diluted earnings per share:
Income available to common stockholders (EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004)	6,126	4,736	3,806
Income available to common stockholders (U.S. GAAP):
Before cumulative effect of changes in accounting principles	5,409	4,972	2,863
Cumulative effect of changes in accounting principles	—	—	(845)
After cumulative effect of changes in accounting principles	5,409	4,972	2,018
Denominator for basic earnings per share	3,593,940,198	3,405,418,793	3,390,852,043
Denominator for diluted earnings per share	3,593,940,198	3,405,418,793	3,390,852,043
EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004
Basic earnings per share (Euros)	1.70	1.39	1.12
Diluted earnings per share (Euros)	1.70	1.39	1.12
U.S. GAAP
Before cumulative effect of changes in accounting principles:
Basic earnings per share (Euros)	1.50	1.46	0.84
Diluted earnings per share (Euros)	1.50	1.46	0.84
After cumulative effect of changes in accounting principles:
Basic earnings per share (Euros)	1.50	1.46	0.59
Diluted earnings per share (Euros)	1.50	1.46	0.59
13. FIN 46-R
     We arranged the issuance of preferred shares using special purpose vehicles (See Note 24.5.2). Our preferred security transactions are based on the following model:
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

     We consolidated the SPEs under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 according to SIC 12 as we controlled them. However, under U.S. GAAP, BBVA does not consolidate the special purpose vehicle (issuer) as we have concluded that we are not the primary beneficiary as considered by FIN 46-R for the reasons described below.
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
     Consequently, the deconsolidation of the entities described in Note 24.5 to our Consolidated Financial Statements has no impact on stockholder’s equity or net income under U.S. GAAP. These financial instruments that are presented under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 in the caption “Subordinated liabilities — preferences shares” are presented under U.S. GAAP under the caption “Time deposits” (€4,561 million).
14. Other Accounting Standards
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
     The adoption of this standard did not have a material impact in our results of operations, financial position or cash flows.
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
     The new Statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of this standard did not have a material impact in our results of operations, financial position or cash flows.
Statement of Financial Accounting Standards No. FAS 158: “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132”
     In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other

Postretirement Plans, an amendment of FASB Statements No. 87, 106, and 132(R). SFAS No. 158 requires employers to recognize a net liability or asset and an offsetting adjustment to accumulate other comprehensive income to report the funded status of defined benefit pension and other post-retirement benefit plans. Previous standards required employers to disclose the complete funded status of its plans only in the notes to the financial statements. Additionally, SFAS No. 158 requires employers to measure plan assets and obligations at their year-end balance sheet date. Guidance relating to the recognition of the over or under funded status of the plan and additional disclosure requirements was effective for our fiscal year ended December 31, 2006. Under IFRS and U.S. GAAP, actuarial gains or losses (arising from differences between the actuarial assumptions and what had actually occurred) and prior service cost (there are no transition cost), were recognized in the consolidated income statements (see Note 2.2.4). Therefore, it did not have impact on the results of operations, financial position or cash flows. Guidance relating to the measurement date of the plans is effective for the years ending after December 15, 2008 and the adoption of this standard did not have a material impact in our results of operations, financial position or cash flows, due to the fact that measurement date is December 31 for each fiscal year (see Note 27 “Commitments with personnel”).
FASB Staff Position No. FIN 46(R)-6 — Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)
     This FASB Staff Position was Issued in April 13, 2006, and is effective for all entities (including newly created entities) with which that enterprise first becomes involved and to all entities previously required to be analyzed under Interpretation 46(R) when a reconsideration event has occurred pursuant to paragraph 7 of Interpretation 46(R) beginning the first day of the first reporting period beginning after June 15, 2006. Earlier application permitted for periods for which financial statements have not yet been issued. Retrospective application, if elected, must be completed no later than the end of the first annual reporting period ending after July 15, 2006. It addresses how a reporting enterprise should determine the variability to be considered in applying FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities. 2. The variability that is considered in applying Interpretation 46(R) affects the determination of (a) whether the entity is a variable interest entity (VIE), (b) which interests are variable interests in the entity, and (c) which party, if any, is the primary beneficiary of the VIE. That variability will affect any calculation of expected losses and expected residual returns, if such a calculation is necessary. The adoption of this standard did not have a material impact in our results of operations, financial position or cash flows.
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
FSP FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13”
     This FASB Staff Position (FSP) was issued in February 2008, is effective upon the initial adoption of Statement 157 and amends FASB Statement No. 157, Fair Value Measurements, to exclude FASB Statement No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under FASB Statement No. 141, Business Combinations, or No. 141 (revised 2007), Business Combinations, regardless of whether those assets and liabilities are related to leases. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.
FASB Staff Position No. FAS 157-2 “Effective Date of FASB Statement No. 157”
     In December 2007, the FASB released a proposed FASB Staff Position (FSP SFAS 157-2 – Effective Date of FASB Statement No. 157) which, if adopted, would delay the effective date of SFAS No. 157 until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for all non-financial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.
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
     This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. No entity is permitted to apply the Statement retrospectively to fiscal years preceding the effective date unless the entity chooses early adoption. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.
FAS 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51
     This Statement was issued in December 2007, and is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. It amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this Statement was issued, limited guidance existed for reporting noncontrolling interests. As a result, considerable diversity in practice existed. So-called minority interests were reported in the consolidated statement of financial position as liabilities or in the mezzanine section between liabilities and equity. This Statement improves comparability by eliminating that diversity. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.
Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities
     In March 2008 the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows.
     FASB Statement No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments.
     This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.
     The Group does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.
FAS 141 (revised 2007), Business Combinations
     This revision was issued in December 2007, and is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This Statement replaces FASB Statement No. 141, Business Combinations and establishes principles and requirements for how the acquirer:
1.	Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree

2.	Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase

3.	Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.
This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.
FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”
     This standard was issued in February 2008, and is effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. The objective of this FSP is to provide guidance on accounting for a transfer of a financial asset and a repurchase financing. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.
B) CONSOLIDATED FINANCIAL STATEMENTS
1. Differences relating to the financial statements presentation-
     In addition to differences described in Note 63.A affecting net income and/or stockholders’ equity, there are differences relating to the financial statements presentation between the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP presentation following the formatting guidelines in Regulation S-X of the Securities and Exchange Commission of the United States. Although these differences do not cause differences between both GAAP reported net income and/or stockholders’ equity.
2. Consolidated Financial Statements under Regulation S-X-
     Following are the consolidated balance sheets of the BBVA Group as of December 31, 2007, 2006 and 2005 and the consolidated statement of income for each of the years ended December 31, 2007, 2006 and 2005, in the format for banks and bank holding companies required by Regulation S-X of the Securities and Exchange Commission of the United States of America, and, accordingly, prepared under U.S. GAAP (after reconciliation adjustments described above in Note 63.A)
BANCO BILBAO VIZCAYA ARGENTARIA GROUP
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007, 2006 AND 2005
(Currency—Millions of Euros)

	2007	2006	2005
Assets
Cash and due from banks	4,982	4,779	4,114
Interest-bearing deposits in other banks	33,727	19,294	23,237
Securities purchased under agreements to resell	6,870	7,117	13,636
Trading securities	63,496	52,812	45,433
Investments securities	53,694	48,236	64,048
Net Loans and leases:
Loans and leases, net of unearned income	316,743	261,862	224,067
Less: Allowance for loan losses	(5,931)	(4,288)	(3,917)
Hedging derivatives	1,097	2,011	3,971
Premises and equipment, net	4,764	3,906	3,702
Investments in affiliated companies	1,535	889	1,435
Intangible assets	811	466	707
Goodwill in consolidation	15,741	11,142	10,345
Accrual accounts	604	674	557
Others assets	12,436	12,071	10,464

Total assets	510,569	420,971	401,799

Liabilities and Stockholders’ Equity
Liabilities
Demand deposits	66,381	68,632	57,973
Savings deposits	40,523	36,161	32,723
Time deposits	133,311	101,634	103,245
Due to Bank of Spain	8,210	4,689	6,822
Trading account liabilities	19,273	14,923	16,271
Hedging derivatives	1,807	2,280	2,870
Short-term borrowings	56,993	52,450	70,096
Long-term debt	118,128	78,848	55,605
Taxes payable	2,992	2,608	2,551

	2007	2006	2005
Accounts payable	6,239	6,772	6,124
Accrual accounts	1,820	1,510	1,710
Pension allowance	5,967	6,358	6,240
Provisions	2,374	2,291	2,461
Others liabilities	10,476	10,791	10,995

Total liabilities	474,494	389,947	375,686
Minority interest	692	563	738
Stockholders’ equity
Capital stock	1,836	1,740	1,661
Additional paid-in capital	12,770	9,580	6,658
Dividends	(1,661)	(1,363)	(1,167)
Other capital instruments	(389)	(147)	(96)
Retained earnings	22,828	20,651	18,319

Total stockholders’ equity	35,384	30,461	25,375

Total liabilities and stockholders’ equity	510,569	420,971	401,799

BANCO BILBAO VIZCAYA ARGENTARIA GROUP
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 AND 2005
(Currency—Millions of Euros)

	2007	2006	2005
Interest Income
Interest and fees on loans and leases	19,191	13,744	9,893
Interest on deposits in other banks	1,684	1,110	971
Interest on securities purchased under agreements to resell	649	383	280
Interest on investment securities	4,176	4,353	4,510

Total interest income	25,700	19,590	15,654
Interest Expense
Interest on deposits	(8,464)	(5,975)	(4,951)
Interest on Bank of Spain & Deposit Guarantee Fund	(359)	(300)	(141)
Interest on short-term borrowings	(2,078)	(2,180)	(2,411)
Interest on long term debt	(5,015)	(2,757)	(1,415)

Total interest expense	(15,917)	(11,212)	(8,918)

Net Interest Income	9,783	8,378	6,736

Provision for loan losses	(2,832)	(1,031)	(943)

Net Interest Income after provision for loan losses	6,951	7,347	5,793

Non-interest income
Contingent liabilities (collected)	229	204	177
Collection and payments services (collected)	2,567	2,274	2,018
Securities services (collected)	2,089	2,017	1,948
Other transactions (collected)	707	624	526
Ceded to other entities and correspondents (paid)	(570)	(537)	(532)
Other transactions (paid)	(299)	(247)	(197)
Gains (losses) from:
Affiliated companies’ securities	252	1,293	150
Investment securities	1,751	2,729	1,200
Foreign exchange, derivatives and other, net	974	(902)	(109)
Other income	2,237	1,625	1,445

Total non-interest income	9,937	9,080	6,626

	2007	2006	2005
Non-interest expense
Salaries and employee benefits	(4,335)	(3,989)	(4,495)
Occupancy expense of premise, depreciation and maintenance, net	(986)	(924)	(844)
General and administrative expenses	(2,198)	(1,891)	(1,745)
Impairment of goodwill	—	(12)	—
Net provision for specific allowances	(210)	(1,338)	(396)
Other expenses	(1,665)	(1,239)	(1,499)
Minority shareholder’s interest	(289)	(240)	(298)

Total non-interest expense	(9,683)	(9,633)	(9,277)

Income Before Income Taxes	7,205	6,794	3,142

Income tax expense	(1,796)	(1,822)	(279)

Income before change of accounting principles	5,409	4,972	2,863
Changes in accounting principles: pensions (Note 63.A.10)	—	—	(1,271)
Tax effect of changes in accounting principles	—	—	426
Net Consolidated Income for the year	5,409	4,972	2,018

3. Consolidated Statements of Changes in Stockholders equity -
     Composition of stockholders’ equity (considering the final dividend) as of December 31, 2007, 2006 and 2005, is presented in Note 29. The variation in stockholders’ equity under U.S. GAAP as of December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
	Millions of Euros
Balance at the beginning of the year	30,461	25,375	23,465

Net income for the year	5,409	4,972	2,018
Dividends paid	(2,535)	(1,995)	(1,648)
Capital increase	3,288	3,000	—
Other comprehensive income	(1,101)	(491)	1,902
Foreign Currency Translation Adjustment	(1,873)	(708)	1,138
Unrealized Gains on Securities	487	110	883
Derivatives Instruments and Hedging Activities (SFAS 133)	285	107	(119)
Other variations	(138)	(400)	(362)

Balance at the end of the year	35,384	30,461	25,375

C) MAIN DISCLOSURES REQUIRED BY U.S. ACCOUNTING REGULATIONS FOR BANKS AND ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP
1. Investment Securities-
     The breakdown of the Group’s investment securities portfolio by issuer is as follows:

	2007				2006				2005
	Amortized		Unrealized	Unrealized	Amortized		Unrealized	Unrealized	Amortized		Unrealized	Unrealized
	Cost	Fair Value	Gains	Losses	Cost	Fair Value	Gains	Losses	Cost	Fair Value	Gains	Losses
	(Millions of euros)
DEBT SECURITIES -

AVAILABLE FOR SALE PORTFOLIO
Domestic-	10,088	10,161	150	(77)	9,233	9,506	291	(18)	15,818	16,705	887	—
Spanish Government	5,226	5,274	79	(31)	6,596	6,859	279	(16)	13,490	14,274	784	—
Other debt securities	4,862	4,887	71	(46)	2,637	2,647	12	(2)	2,328	2,431	103	—

International	26,725	27,175	737	(287)	22,002	22,724	852	(130)	33,296	34,267	1,023	(52)
United States -	9,051	9,056	50	(45)	5,514	5,506	13	(21)	3,993	3,989	17	(21)
U.S. Treasury and other U.S. Government agencies	60	61	1	—	342	343	3	(2)	2,971	2,958	1	(14)
States and political subdivisions	515	518	5	(2)	310	310	—	—	51	51	—	—
Other debt securities	8,476	8,477	44	(43)	4,862	4,853	10	(19)	971	980	16	(7)

Other countries -	17,674	18,119	687	(242)	16,488	17,218	839	(109)	29,303	30,278	1,006	(31)
Securities of other foreign Governments	10,844	11,278	562	(128)	9,858	10,386	588	(60)	20,885	21,793	935	(27)
Other debt securities	6,830	6,841	125	(114)	6,630	6,832	251	(49)	8,418	8,485	71	(4)

TOTAL AVAILABLE FOR SALE PORTFOLIO	36,813	37,336	887	(364)	31,235	32,230	1,143	(148)	49,114	50,972	1,910	(52)

HELD TO MATURITY PORTFOLIO
Domestic-	2,402	2,271	—	(131)	2,404	2,337	2	(69)	1,205	1,237	33	(1)

Spanish Government	1,417	1,349	—	(68)	1,417	1,378	1	(40)	363	375	12	—
Other debt securities	985	922	—	(63)	987	959	1	(29)	842	862	21	(1)
International-	3,182	3,063	—	(119)	3,502	3,421	5	(86)	2,754	2,798	45	(1)

TOTAL HELD TO MATURITY PORTFOLIO	5,584	5,334	—	(250)	5,906	5,758	7	(155)	3,959	4,035	78	(2)

TOTAL DEBT SECURITIES	42,397	42,670	887	(614)	37,141	37,989	1,150	(303)	53,073	55,007	1,988	(54)

	2007				2006				2005
	Amortized	Fair Value	Unrealized	Unrealized	Amortized	Fair Value	Unrealized	Unrealized	Amortized	Fair Value	Unrealized	Unrealized
	Cost	(1)	Gains	Losses	Cost	(1)	Gains	Losses	Cost	(1)	Gains	Losses
	(Millions of euros)
EQUITY SECURITIES -

AVAILABLE FOR SALE PORTFOLIO
Domestic-	3,783	7,164	3,386	(5)	4,564	7,381	2,817	—	5,103	7,396	2,293	—
Equity listed	3,710	7,032	3,322	—	4,525	7,342	2,817	—	5,094	7,324	2,230	—
Equity Unlisted	73	132	64	(5)	39	39	—	—	9	72	63	—
International-	2,841	3,932	1,115	(24)	1,860	2,656	811	(15)	936	1,666	750	(20)
United States-	490	489	—	(1)	53	54	1	—	52	50	2	(4)
Equity listed	420	419	—	(1)	27	28	1	—	42	40	2	(4)
Equity Unlisted	70	70	—	—	26	26	—	—	10	10	—	—
Other countries-	2,351	3,443	1,115	(23)	1,807	2,602	810	(15)	884	1,616	748	(16)
Equity listed	2,242	3,346	1,127	(23)	1,702	2,497	810	(15)	839	1,571	748	(16)
Equity Unlisted	109	97	(12)	—	105	105	—	—	45	45	—	—

TOTAL AVAILABLE FOR SALE PORTFOLIO	6,624	11,096	4,501	(29)	6,424	10,037	3,628	(15)	6,039	9,062	3,043	(20)

TOTAL EQUITY SECURITIES	6,624	11,096	4,501	(29)	6,424	10,037	3,628	(15)	6,039	9,062	3,043	(20)

TOTAL INVESTMENT SECURITIES	49,021	53,766	5,388	(643)	43,565	48,026	4,778	(318)	59,112	64,069	5,031	(74)

(1)	The Fair Values are determined based on year-end quoted market process for listed securities and on management’s estimate for unlisted securities.

     The total amount of losses amounted to €702 million, €404 million and €217 million as of December 31, 2007, 2006 and 2005, respectively.

	Millions of euros
	2007	2006	2005
Equity securities	(25)	(50)	(74)
Debt securities	(34)	(36)	(69)
(1) Total impairments other-than-temporary (charged to income under both GAAP)	(59)	(86)	(143)
Equity securities	(29)	(15)	(20)
Debt securities	(614)	(303)	(54)
(2) Total temporary unrealized losses	(643)	(318)	(74)

(1)+(2) Total losses	(702)	(404)	(217)

     As of December 31, 2007 and 2006, most of our unrealized losses correspond to other debt securities (both Available-for-Sale and Held-to-Maturity securities). As of December 31, 2005, unrealized losses of debt securities and equity securities correspond basically to foreign securities held by Group BBVA.
     As of December 31, 2007, the fair value of the debt securities is below its amortized cost. We have evaluated this decline in fair value to determine whether it is other than temporary and we have not recognized any other-than-temporary impairment for these securities for the fiscal year ended December 31, 2007 related to the following reasons:
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
     As of December 31, 2007, 2006 and 2005, there are not realized losses that correspond to countries with transitory difficulties.
     An analysis of the book value of investments, exclusive of valuation reserves, by contractual maturity and fair value of the debt securities portfolio is shown below:

	December 31, 2007
	Book Value
		Due after one	Due after five
	Due in one	year to five	years to ten	Due after ten
	year or less	years	years	years	Total
	(Millions of euros)
AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	437	796	1,062	2,980	5,274
Other debt securities	453	2,935	326	1,173	4,887

Total Domestic	890	3,731	1,388	4,153	10,161

International
United States	1,006	3,818	2,169	2,062	9,055
U.S. Treasury and other U.S. government agencies	14	43	3	—	61
States and political subdivisions	54	114	181	169	518
Other U.S. securities	938	3,661	1,985	1,893	8,477
Other countries	1,792	4,812	5,532	5,983	18,119
Securities of other foreign governments	498	2,408	4,199	4,173	11,278
Other debt securities of other countries	1,294	2,404	1,333	1,810	6,841

Total International	2,798	8,630	7,701	8,045	27,175

TOTAL AVAILABLE-FOR-SALE	3,688	12,361	9,089	12,198	37,336

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	5	292	1,066	54	1,417
Other debt securities	4	193	661	127	985

Total Domestic	9	485	1,727	181	2,402

Total International	282	936	1,738	227	3,182

TOTAL HELD-TO-MATURITY	291	1,421	3,465	408	5,584

TOTAL DEBT SECURITIES	3,979	13,782	12,554	12,606	42,921

	December 31, 2007
	Market Value
		Due after one	Due after five
	Due in one	year to five	years to ten	Due after ten
	year or less	years	years	years	Total
	(Millions of euros)
HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	5	278	1,015	52	1,349
Other debt securities	3	180	619	119	922

Total Domestic	8	458	1,634	171	2,271

Total International	271	901	1,673	218	3,063

TOTAL HELD-TO-MATURITY	279	1,359	3,307	389	5,334

	December 31, 2006
	Book Value
		Due after one	Due after five
	Due in one	year to five	years to ten	Due after ten
	year or less	years	years	years	Total
	(Millions of euros)
AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	312	1,524	1,684	3,339	6,858
Other debt securities	525	709	540	873	2,647

Total Domestic	837	2,233	2,224	4,212	9,505

International
United States	716	1,356	673	2,760	5,506
U.S. Treasury and other U.S. government agencies	31	8	305	—	344
States and political subdivisions	21	52	32	204	309
Other U.S. securities	664	1,296	336	2,556	4,853
Other countries	1,349	5,024	5,273	5,572	17,218
Securities of other foreign governments	662	2,998	3,648	3,077	10,385
Other debt securities of other countries	687	2,026	1,625	2,495	6,833

Total International	2,065	6,380	5,946	8,332	22,724

TOTAL AVAILABLE-FOR-SALE	2,902	8,613	8,170	12,544	32,229

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	—	261	1,100	55	1,417
Other debt securities	—	129	707	152	987

Total Domestic	—	390	1,807	207	2,404

Total International	307	1,147	1,760	287	3,502

TOTAL HELD-TO-MATURITY	307	1,537	3,567	494	5,906

TOTAL DEBT SECURITIES	3,209	10,150	11,737	13,038	38,135

	December 31, 2006
	Market Value
		Due after one	Due after five
	Due in one	year to five	years to ten	Due after ten
	year or less	years	years	years	Total
	(Millions of euros)
HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	—	260	1,065	52	1,378
Other debt securities	—	126	691	142	958

Total Domestic	—	386	1,756	194	2,336

Total International	306	1,129	1,713	273	3,421

TOTAL HELD-TO-MATURITY	306	1,515	3,469	467	5,757

	December 31, 2005
	Book Value
		Due after one	Due after
	Due in one	year to five	five years to	Due after ten
	year or less	years	ten years	years	Total
	(Millions of euros)
AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	5,467	3,632	1,114	4,060	14,274
Other debt securities	281	417	388	1,346	2,431

Total Domestic	5,748	4,049	1,502	5,406	16,705

International
United States	533	1,082	536	1,838	3,990
U.S. Treasury and other U.S. government agencies	264	861	457	1,376	2,958
States and political subdivisions	3	13	2	33	52
Other U.S. securities	266	208	77	429	980
Other countries	6,898	10,481	6,859	6,039	30,277
Securities of other foreign governments	5,654	8,481	4,451	3,207	21,793
Other debt securities of other countries	1,244	2,000	2,408	2,832	8,484

Total International	7,431	11,563	7,395	7,877	34,267

TOTAL AVAILABLE-FOR-SALE	13,179	15,612	8,897	13,283	50,972

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	—	182	180	—	363
Other debt securities	—	91	686	66	842

Total Domestic	—	273	866	66	1,205

Total International	283	853	1,546	72	2,754

TOTAL HELD-TO-MATURITY	283	1,126	2,412	138	3,959

TOTAL DEBT SECURITIES	13,462	16,738	11,309	13,421	54,931

	December 31, 2005
	Market Value
		Due after one	Due after five
	Due in one	year to five	years to ten	Due after ten
	year or less	years	years	years	Total
	(Millions of euros)
HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	—	185	190	—	374
Other debt securities	—	91	703	68	863

Total Domestic	—	276	893	68	1,237

Total International	283	859	1,579	77	2,798

TOTAL HELD-TO-MATURITY	283	1,135	2,472	145	4,035

*	As we describe in Note 2.2.2 the book value and market value are the same for “Trading portfolio” and “Available for sale portfolio”
     Under both IFRS and U.S. GAAP, the methodology used to estimate the fair value of non-traded or unlisted securities is as follows (see Note 2.2.2.b):
•	Debt securities: fair value is considered to be the present value of the cash flows, using market interest rates (discounted cash flows).

•	Equity securities: in the cases of equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquitision cost. In some cases in which trigger events indicate that a specific investment could be impaired, a specific valuation of fair value is used and all available factors are considered by management to determine the fair value under both GAAP. If it is available a valuation of the company, it is used as a better measure of fair value under both GAAP.
     These methodologies include an evaluation of credit risk, market conditions (volatility, interest rate evolution, macroeconomic variables, etc...) or future expectations.
     As of December 31, 2007, 2006 and 2005 the net gains from sales of available-for-sale securities amounted to €1,537 million, €1,121 million and €429 million, respectively (see note 48). As of December 31, 2007, 2006 and 2005 the gross realized gains on those sales amounted to €1,612 million, €1,277 million and €445 million, respectively. As of December 31, 2007, 2006 and 2005 the gross realized losses on those sales amounted to €75 million (of which €36 million corresponds to debt securities and €39 million corresponds to other equity instruments), €157 million million (of which €67 million corresponds to debt securities and €90 million corresponds to other equity instruments) and €16 million which corresponds to debt securities instruments, respectively.
2. Loans and Accounting by Creditors for Impairment of a Loan-
     The balance of the recorded investment in impaired loans (substandard loans) and of the related valuation allowance as of December 31, 2007 is as follows:

2007
Millions of
euros
Impaired loans requiring no reserve	207
Impaired loans requiring valuation allowance	3,151

Total impaired loans	3,358

Valuation allowance on impaired loans	1,334

     The roll-forward allowance is shown in Note 26. The reconciliation item to U.S. GAAP is in Note 63.A.7.
     The related amount of interest income recognized during the time within that period that the loans were impaired was:

2007
Millions of
euros
Interest revenue that would have been recorded if accruing	880
Net interest revenue recorded	158
3. Investments in and Indebtedness of and to Affiliates-
     For aggregated summarized financial information with respect to significant affiliated companies for the year ended December 31, 2007 see Note 16 and Appendix III for detailed information of investments in associates.
4. Deposits-
     The breakdowns of deposits from credit entities and customers as of December 31, 2007, 2006 and 2005, by domicile and type are included in Note 24.
     As of December 31, 2007, 2006 and 2005, the time deposits, both domestic and international, (other than interbank deposits) in denominations of €68.75 thousand (approximately US$ 100 thousand) or more were €96.75 billion, €82.24 and €28.8 billion, respectively.
5. Short-Term Borrowings-
     The information about “Short-Term borrowings” required under S-X Regulations is as follows:

	As of December 31,
	2007		2006		2005
	Amount	Average rate	Amount	Average rate	Amount	Average rate
		(in millions of euro, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
At December 31	39,902	5.20%	37,098	4.27%	48,254	3.54%
Average during year	42,461	5.13%	38,721	3.61%	38,467	3.52%
Maximum quarter-end balance	44,155	—	46,449	—	48,254	—
Bank promissory notes:
At December 31	5,810	3.69%	7,596	3.75%	7,569	2.58%
Average during year	6,975	3.96%	8,212	3.16%	6,894	2.34%
Maximum quarter-end balance	7,133	—	9,036	—	7,569	—
Bonds and Subordinated debt :
At December 31	11,281	4.49%	7,756	4.01%	14,273	3.54%
Average during year	12,147	5.21%	8,076	3.74%	10,324	3.61%
Maximum quarter-end balance	15,761	—	10,872	—	14,273	—
Total short-term borrowings at December 31	56,993	4.91%	52,450	4.16%	70,096	3.44%
     As of December 31, 2007, 2006 and 2005, short-term borrowings include €33,233 million, €16,272 million and €23,040 million, respectively, of securities sold under agreements to repurchase from Bank of Spain and other Spanish and foreign financial institutions.
6. Long Term Debt-
See Notes 24 and 34.
7. Derivative Financial Instruments and Hedging Activities-
The breakdown of the Derivative Financial Instruments is shown in Notes 9 and 14.
7.1. Objectives for the holding of positions in derivatives and strategies for the achievement of these objectives
     See Note 14
7.1.1. Risk Management Policies
     See note 7

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
     Forward purchases/sales of government debt securities
     Estimated fair value of these financial instruments is based on quoted market prices, since they are mostly traded in organised markets.
     Options and financial futures
     Derivatives traded in organised markets are valued based on quoted market prices.
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
8. Pension liabilities-
     See Notes 2.2.4 and 27 for a detail of the pension commitments under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
9. Disclosures about Fair Value of Financial Instruments (SFAS 107)-
     As required by SFAS No. 107, Disclosures about Fair Value of Financial Instruments, (“SFAS No. 107”) the Group presents estimate fair value information about financial instruments for which it is practicable to estimate that value in Note 35. Fair value of a financial instrument is the amount for which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is best determined by values quoted through active trading markets. Active trading markets are characterized by numerous transactions of similar financial instruments between willing buyers and willing sellers. Because no active trading market exists for various types of financial instruments, many of the fair values disclosed were derived using present value discounted cash flow or other valuation techniques. As a result, the Group’s ability to actually realize these derived values cannot be assured.
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
     c) Investment securities
     c.1) Fixed income:
     (i) Listed securities: at closing market prices as of December 31, 2007, 2006 and 2005.
(ii) Unlisted securities: on the basis of market prices of other listed fixed-income securities of similar interest rate, credit risk and maturity. If no similar listed fixed-income securities can be identified, the fair value is estimated by discounting future cash-flows using year-end rates based on market rates available on securities with similar credit and maturity characteristics.
     c.2) Equity securities:
(i) Listed securities: fair values are based on the December 31, 2007, 2006 and 2005 closing market price.

(ii) Unlisted securities whose fair value cannot be determined in a sufficiently objective manner: at underlying book value per the December 31, 2007, 2006 and 2005 financial statements of each investee, or otherwise based on the latest financial statements currently available.
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
d.2) For fixed and floating-rate loans for which the interest rate was similar to the average rates available for each type of loan (such as commercial or mortgage loans) as of December 31, 2007, 2006 and 2005, the carrying amount, net of the related allowance for probable loan losses, is considered a reasonable estimate of fair value.
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
     f) Long-Term Debt
     The fair value is estimated on the basis of the discounted present value of the cash flows over the remaining term of such debt. The discount rates were determined based on market rates available as of December 31, 2007, 2006 and 2005 on debt with similar credit and maturity characteristics of the Group’s.
     g) Commitments and Contingencies
     g.1) Guarantees and other sureties provided and documentary credits:
     It is estimated that the differential, if any, between the fee charged by the Group for these transactions and the average year-end market fee would not give rise to a material difference.
     g.2) Derivative Products:
     The fair value of these products as of December 31, 2007, 2006 and 2005, considering the related discounted cash-flows and the year-end prevailing rates and market values is presented in Note 9.
     See Note 2.2.2.b for more information of fair value of financial instruments.
10. Segment Information-
     See Note 6 for a detail of the segment information under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
11. Business combination in 2007-
     See Note 3 for details of the effect on income statement of business combinations produced during 2007.
12. FIN 48-
     As of December 31, 2007 and January 1, 2007, the Group’s unrecognized tax benefits, including related interest expense and penalties was €1,006 million and €882 million, respectively. Total amount of unrecognized tax benefits as of December 31, 2007 that, if recognized, would affect the effective rate is €563 million. As the Group is presently under audit by number of tax authorities, it is reasonably possible that unrecognized tax benefits could change significantly over the next 12 months. The Group does not expect that any such changes would have a material impact on its annual effective tax rate.

     Due to the inherent complexities arising from the nature of the Group’s businesses, and from conducting business are being taxed in a substantial number of jurisdictions, significant judgements and estimates are required to be made. Agreement of tax liabilities between BBVA and the many tax jurisdictions in which Group files tax returns may not be finalized for several years. Thus, the Group’s final tax-related assets and liabilities may ultimately be different than those currently reported.
     The following is a roll-forward of the Company’s FIN 48 unrecognized tax benefits from January 1, 2007 to December 31, 2007.

In millions
of euros
Total unrecognized tax benefits as of January 1, 2007	882
Net amount of increases for current year’s tax positions	1
Gross amount of increases for prior years’ tax positions	129
Gross amount of decreases for prior years’ tax positions	(17)

Foreign exchange and acquisitions	11
Total unrecognized tax benefits as of December 31, 2007	1,006
     The Group classifies interests as interest expenses but penalties are classified as tax expense. During the year ended December 31, 2007, the Group recognized approximately €40 million in interests and penalties. The Group had approximately €209 million for the payment of interests and penalties accrued as of December 31, 2007.
     The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
Spain	2001-2007
United State	2003-2007
Puerto Rico	2003-2007
Peru	2004-2007
Colombia	2003-2007
Argentina	2002-2007
Venezuela	2003-2007
Mexico	2006-2007

APPENDIX I
ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
										Profit
										(Loss)
										for the
						Net	Assets as	Liabilities		Period
						Carrying	of	as of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.07	31.12.07	31.12.07	31.12.07

AAI HOLDINGS, INC.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
ADMINISTRAD. DE FONDOS PARA EL RETIRO-BANCOMER,S.A DE C.V.	MEXICO	PENSIONS	17.50	82.50	100.00	332,125	170,243	34,134	102,166	33,943
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA(AFP PROVIDA)	CHILE	PENSIONS	12.70	51.62	64.32	222,505	422,738	98,353	261,210	63,175
AFP GENESIS ADMINISTRADORA DE FONDOS, S.A.	ECUADOR	PENSIONS	—	100.00	100.00	2,105	4,268	2,162	617	1,489
AFP HORIZONTE, S.A.	PERU	PENSIONS	24.85	75.15	100.00	34,833	54,088	16,870	27,285	9,933
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	BOLIVIA	PENSIONS	75.00	5.00	80.00	2,063	7,301	3,623	2,589	1,089
ALMACENADORA FINANCIERA PROVINCIAL. S.A.	VENEZUELA	SERVICES	—	100.00	100.00	210	371	161	46	164
ALMACENES GENERALES DE DEPOSITO, S.A.E. DE	SPAIN	PORTFOLIO	83.90	16.10	100.00	12,649	106,971	4,073	97,340	5,558
ALTITUDE INVESTMENTS LIMITED	UNITED KINGDOM	FINANCIAL SERV.	51.00	—	51.00	225	2,750	1,615	691	444
ALTURA MARKETS, A.V., S.A.	SPAIN	SECURITIES	50.00	—	50.00	5,000	740,241	712,117	12,041	16,083
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	112,477	318,156	73,541	178,041	66,574
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	ALEMANIA	REAL EST.INSTR.	—	100.00	100.00	(127)	23,568	23,695	25	(152)
ANIDA GERMANIA IMMOBILIEN THREE, GMBH	ALEMANIA	REAL EST.INSTR.	—	100.00	100.00	25	23	11	25	(13)
ANIDA GERMANIA IMMOBILIEN TWO, GMBH	ALEMANIA	REAL EST.INSTR.	—	100.00	100.00	25	23	11	25	(13)
ANIDA GRUPO INMOBILIARIO, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	198,357	576,146	75,912	447,547	52,687
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	PORTFOLIO	—	100.00	100.00	71,944	69,026	461	67,286	1,279
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL EST.INSTR.	—	100.00	100.00	68,013	77,999	9,985	66,735	1,279
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL EST.INSTR.	—	100.00	100.00	404	1,152	769	393	(10)
APLICA SOLUCIONES ARGENTINAS, S.A.	ARGENTINA	SERVICES	—	100.00	100.00	1,445	4,923	3,365	993	565
APLICA SOLUCIONES GLOBALES, S.L.	SPAIN	SERVICES	94.98	5.02	100.00	57	42,673	42,494	60	119
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.	MEXICO	SERVICES	100.00	—	100.00	4	45,780	42,640	713	2,427
APOYO MERCANTIL S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	3,228	72,942	69,714	1,822	1,406
ARAGON CAPITAL, S.L.	SPAIN	PORTFOLIO	99.90	0.10	100.00	37,925	31,855	18	30,947	890
ARGENTARIA SERVICIOS, S.A.	CHILE	SERVICES	100.00	—	100.00	676	1,277	5	1,400	(128)
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	598,695	605,573	3,669	595,071	6,833
ARIZONA KACHINA HOLDINGS, INC.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
ASSUREX, S.A.	ARGENTINA	INSURANCE	87.50	12.50	100.00	67	372	262	54	56
ATREA HOMES IN SPAIN LTD	UNITED KINGDOM	NO ACTIVITY	—	100.00	100.00	—	31	371	(166)	(174)
ATREA INICIATIVAS RESIDENCIALES EN INTERNET, S. A.	SPAIN	SERVICES	—	100.00	100.00	735	1,719	940	1,735	(956)
ATUEL FIDEICOMISOS, S.A.	ARGENTINA	SERVICES	—	100.00	100.00	5,938	6,079	140	4,184	1,755
AUTOMERCANTIL-COMERCIO E ALUGER DE VEICULOS AUTOM., LDA.	PORTUGAL	SERVICES	—	100.00	100.00	7,209	58,502	49,053	9,914	(465)

APPENDIX I
ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
										Profit
										(Loss)
										for the
						Net	Assets as	Liabilities		Period
						Carrying	of	as of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.07	31.12.07	31.12.07	31.12.07

BAHIA SUR RESORT, S.C.	SPAIN	NO ACTIVITY	99.95	—	99.95	1,436	1,438	15	1,423	—
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANKING	54.11	44.81	98.92	19,464	964,245	844,211	97,967	22,067
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	9.52	90.48	100.00	278,916	6,189,940	5,950,880	218,251	20,809
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	58.36	9.81	68.17	289,697	7,963,538	7,460,901	458,131	44,506
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO	PUERTO RICO	BANKING	—	100.00	100.00	94,248	4,465,911	4,108,457	333,800	23,654
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	—	100.00	17,049	340,515	307,906	27,037	5,572
BANCO CONTINENTAL, S.A.	PERU	BANKING	—	92.08	92.08	415,213	5,623,724	5,172,811	312,486	138,427
BANCO DE CREDITO LOCAL, S.A.	SPAIN	BANKING	100.00	—	100.00	509,595	13,087,488	12,798,671	239,141	49,676
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	—	99.82	99.82	15,128	33,455	267	32,360	828
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	—	100.00	100.00	1,595	1,986,276	1,894,994	43,758	47,524
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	—	99.93	99.93	97,219	327,169	38,652	271,811	16,706
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	15,812	17,004	572	15,880	552
BANCO PROVINCIAL OVERSEAS N.V.	NETHERLANDS ANTILLES	BANKING	—	100.00	100.00	25,030	353,545	328,518	20,142	4,885
BANCO PROVINCIAL S.A. — BANCO UNIVERSAL	VENEZUELA	BANKING	1.85	53.75	55.60	145,846	6,935,275	6,316,583	342,895	275,797
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	3,508	3,721	212	3,404	105
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	3,730	4,707	977	2,790	940
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	39	48	8	44	(4)
BANCOMER TRANSFER SERVICES, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	30,507	86,507	55,835	18,913	11,759

APPENDIX I
ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
						Net	Assets as	Liabilities		Profit (Loss)
						Carrying	of	as of	Equity	for the Period
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.07	31.12.07	31.12.07	ended 31.12.07

BBV AMERICA, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	479,328	508,546	—	472,589	35,957
BBV SECURITIES HOLDINGS, S.A.	SPAIN	PORTFOLIO	99.86	0.14	100.00	15,230	48,809	32,815	20,933	(4,939)
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SPAIN	SECURITIES	70.00	—	70.00	1,331	8,168	4,002	3,142	1,024
BBVA ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERV.	—	100.00	100.00	18,881	31,452	12,611	17,120	1,721
BBVA AMERICA FINANCE, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	100	50,030	49,985	92	(47)
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERV.	—	98.60	98.60	14,954	15,908	772	13,109	2,027
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	—	100.00	100.00	64,200	5,630,789	5,559,981	69,410	1,398
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.65	30.41	76.06	42,268	4,129,684	3,689,099	386,063	54,522
BBVA BANCOMER ASSET MANAGEMENT INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1	1	—	1	—
BBVA BANCOMER FINANCIAL HOLDINGS, INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	41,261	58,411	17,192	37,844	3,375
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	99.99	99.99	20,089	38,744	18,653	5,930	14,161
BBVA BANCOMER HOLDINGS CORPORATION	UNITED STATES	PORTFOLIO	—	100.00	100.00	6,955	6,955	—	4,171	2,784
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	10,134	241,076	230,941	82,791	(72,656)
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	696	718	22	652	44
BBVA BANCOMER SERVICIOS, S.A.	MEXICO	BANKING	—	100.00	100.00	438,405	454,780	16,377	367,504	70,899
BBVA BANCOMER USA	UNITED STATES	BANKING	—	100.00	100.00	14,213	85,894	71,789	23,025	(8,920)
BBVA BANCOMER, S.A. DE C.V.	MEXICO	BANKING	—	100.00	100.00	4,878,589	62,313,768	57,435,158	3,569,607	1,309,003
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	SERVICES	99.94	0.06	100.00	297	26,179	11,073	10,526	4,580
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	1,999,018	1,998,817	172	29
BBVA CAPITAL FUNDING, LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	—	100.00	0	1,155,982	1,154,288	1,614	80
BBVA CARTERA DE INVERSIONES,SICAV, S.A.	SPAIN	VARIABLE CAPITAL	100.00	—	100.00	118,445	113,320	137	109,903	3,280
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.20	19.23	95.43	262,058	5,897,729	5,390,318	394,944	112,467
BBVA COMERCIALIZADORA LTDA.	CHILE	SERVICES	—	100.00	100.00	7	149	142	150	(143)
BBVA CONSOLIDAR SALUD S.A.	ARGENTINA	INSURANCE	15.35	84.65	100.00	14,179	40,029	25,537	11,561	2,931
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCE	87.78	12.22	100.00	5,954	22,919	10,900	10,283	1,736
BBVA CORREDORA TECNICA DE SEGUROS BHIF LTDA.	CHILE	SERVICES	—	100.00	100.00	20,550	22,356	1,846	15,921	4,589
BBVA CORREDORES DE BOLSA, S.A.	CHILE	SECURITIES	—	100.00	100.00	23,411	300,841	277,329	21,370	2,142
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERV.	100.00	—	100.00	2,186	9,658	6,213	2,832	613
BBVA E-COMMERCE, S.A.	SPAIN	SERVICES	100.00	—	100.00	30,879	33,015	14	33,916	(915)
BBVA FACTORING E.F.C., S.A.	SPAIN	FINANCIAL SERV.	—	100.00	100.00	126,447	6,748,544	6,518,236	205,470	24,838
BBVA FACTORING LIMITADA	CHILE	FINANCIAL SERV.	—	100.00	100.00	3,519	3,864	350	3,903	(389)

APPENDIX I
ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
						Net	Assets as	Liabilities		Profit (Loss)
						Carrying	of	as of	Equity	for the Period
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.07	31.12.07	31.12.07	ended 31.12.07

BBVA FIDUCIARIA , S.A.	COLOMBIA	FINANCIAL SERV.	—	99.99	99.99	8,284	9,304	877	6,588	1,839
BBVA FINANCE (UK), LTD.	UNITED KINGDOM	FINANCIAL SERV.	—	100.00	100.00	3,324	25,104	12,434	12,093	577
BBVA FINANCE SPA.	ITALY	FINANCIAL SERV.	100.00	—	100.00	4,648	5,805	800	4,958	47
BBVA FINANCIAMIENTO AUTOMOTRIZ, S.A.	CHILE	PORTFOLIO	—	100.00	100.00	86,170	86,171	—	77,906	8,265
BBVA FINANZIA, S.P.A	ITALY	FINANCIAL SERV.	50.00	50.00	100.00	36,465	371,712	344,827	32,155	(5,270)
BBVA FUNDOS, S.G. DE FUNDOS DE PENSOES, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	998	3,851	558	1,738	1,555
BBVA GEST, S.G. DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	998	6,107	1,130	2,443	2,534
BBVA GESTION,SOCIEDAD ANONIMA, SGIIC	SPAIN	FINANCIAL SERV.	17.00	83.00	100.00	11,436	222,714	133,331	3,659	85,724
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	—	100.00	—	1,391,951	1,388,503	3,225	223
BBVA HORIZONTE PENSIONES Y CESANTIAS, S.A.	COLOMBIA	PENSIONS	78.52	21.43	99.95	36,406	63,495	10,003	40,738	12,754
BBVA INMOBILIARIA E INVERSIONES S.A.	CHILE	REAL EST.INSTR.	—	68.11	68.11	4,893	25,668	18,486	7,968	(786)
BBVA INSERVEX, S.A.	SPAIN	SERVICES	100.00	—	100.00	1,205	3,574	53	3,166	355
BBVA INSTITUIÇAO FINANCEI.CREDITO, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	43,626	345,313	310,757	31,608	2,948
BBVA INTERNATIONAL INVESTMENT CORPORATION	PUERTO RICO	FINANCIAL SERV.	100.00	—	100.00	2,769,952	2,026,747	32	1,478,608	548,107

APPENDIX I
ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
										Profit
										(Loss)
										for the
						Net	Assets as	Liabilities		Period
						Carrying	of	as of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.07	31.12.07	31.12.07	31.12.07

BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	—	100.00	1	509,592	506,635	2,529	428
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	2,034,784	2,034,658	71	55
BBVA INVERSIONES CHILE, S.A.	CHILE	PENSIONS	33.31	66.69	100.00	287,107	396,010	6,357	357,431	32,222
BBVA INVESTMENTS, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	7,721	10,236	2,515	4,627	3,094
BBVA IRELAND PUBLIC LIMITED COMPANY	IRELAND	FINANCIAL SERV.	100.00	—	100.00	180,381	3,633,062	3,332,288	284,900	15,874
BBVA LEASIMO — SOCIEDADE DE LOCACAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	11,576	55,374	45,152	9,427	795
BBVA LUXINVEST, S.A.	LUXEMBOURG	PORTFOLIO	36.00	64.00	100.00	255,843	1,565,479	67,703	1,379,235	118,541
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	100.00	—	100.00	—	1	—	1	—
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	99.99	—	99.99	22,598	461,538	416,917	28,835	15,786
BBVA PARTICIPACIONES INTERNACIONAL, S.L.	SPAIN	PORTFOLIO	92.69	7.31	100.00	273,365	333,220	1,431	325,493	6,296
BBVA PATRIMONIOS GESTORA SGIIC, S.A.	SPAIN	FINANCIAL SERV.	99.98	0.02	100.00	3,907	51,232	2,502	40,142	8,588
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSIONS	100.00	—	100.00	12,922	73,153	33,156	25,938	14,059
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERV.	80.00	20.00	100.00	1	491	5	472	14
BBVA PRIVANZA (JERSEY), LTD.	CHANNEL ISLANDS	NO ACTIVITY	—	100.00	100.00	20,610	23,815	34	19,261	4,520
BBVA PUERTO RICO HOLDING CORPORATION	PUERTO RICO	PORTFOLIO	100.00	—	100.00	255,804	94,749	4	94,799	(54)
BBVA RE LIMITED	IRELAND	INSURANCE	—	100.00	100.00	656	43,237	30,190	10,163	2,884
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERV.	—	100.00	100.00	20,976	760,048	669,250	81,980	8,818
BBVA RENTING, SPA	ITALY	SERVICES	—	100.00	100.00	9,745	68,417	64,370	11,266	(7,219)
BBVA RESEARCH, S.A.	SPAIN	FINANCIAL SERV.	99.99	0.01	100.00	501	4,240	3,314	816	110
BBVA SECURITIES HOLDINGS (UK) LIMITED	UNITED KINGDOM	NO ACTIVITY	—	100.00	100.00	—	5,339	5,604	64	(329)
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	30,102	24,062	4,321	22,895	(3,154)
BBVA SECURITIES LTD.	UNITED KINGDOM	NO ACTIVITY	—	100.00	100.00	2,966	8,651	2,710	6,101	(160)
BBVA SECURITIES OF PUERTO RICO, INC.	PUERTO RICO	FINANCIAL SERV.	100.00	—	100.00	4,726	6,269	1,737	3,926	606
BBVA SEGUROS COLOMBIA , S.A.	COLOMBIA	INSURANCE	94.00	6.00	100.00	9,259	35,361	23,674	10,783	904
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCE	94.00	6.00	100.00	13,242	116,141	86,469	26,652	3,020
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCE	—	100.00	100.00	27,781	240,267	212,486	25,709	2,072
BBVA SEGUROS INC.	PUERTO RICO	SERVICES	—	100.00	100.00	170	3,273	576	1,629	1,068
BBVA SEGUROS, S.A.	SPAIN	INSURANCE	94.30	5.64	99.94	414,520	11,620,427	10,670,871	717,214	232,342
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	17,575,744	17,575,365	341	38
BBVA SERVICIOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	354	8,765	1,985	1,184	5,596
BBVA SOCIEDAD LEASING HABITACIONAL BHIF	CHILE	FINANCIAL SERV.	—	97.48	97.48	9,779	34,819	24,835	9,437	547

APPENDIX I
ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
										Profit
										(Loss)
										for the
						Net	Assets as	Liabilities		Period
						Carrying	of	as of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.07	31.12.07	31.12.07	31.12.07

BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	130	4,093,376	4,093,051	200	125
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SUIZA	BANKING	39.72	60.28	100.00	53,121	530,336	266,107	239,059	25,170
BBVA TRADE, S.A.	SPAIN	SERVICES	—	100.00	100.00	4,910	24,726	19,822	2,513	2,391
BBVA U.S.SENIOR S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	132	5,649,735	5,649,551	40	144
BBVA USA BANCSHARES, INC	UNITED STATES	PORTFOLIO	100.00	—	100.00	9,428,287	9,126,996	1,544	8,958,711	166,741
BBVA USA, INC.	UNITED STATES	SERVICES	—	100.00	100.00	10,483	13,004	2,520	18,143	(7,659)
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES	—	100.00	100.00	3,386	4,119	593	2,742	784
BCL INTERNATIONAL FINANCE, LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	—	100.00	100.00	—	127,447	127,432	24	(9)
BEX AMERICA FINANCE INCORPORATED	UNITED STATES	NO ACTIVITY	100.00	—	100.00	—	1	1	—	—
BEXCARTERA, SICAV S.A.	SPAIN	NO ACTIVITY	—	80.78	80.78	9,352	13,526	72	13,454	—
BIBJ MANAGEMENT, LTD.	CHANNEL ISLANDS	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
BIBJ NOMINEES, LTD.	CHANNEL ISLANDS	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
BILBAO VIZCAYA AMERICA B.V.	NETHERLANDS	PORTFOLIO	—	100.00	100.00	380,203	380,227	850	327,130	52,247
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	PORTFOLIO	89.00	11.00	100.00	34,771	172,212	528	123,208	48,476

APPENDIX I
ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
										Profit
										(Loss)
										for the
						Net	Assets as	Liabilities		Period
						Carrying	of	as of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.07	31.12.07	31.12.07	31.12.07

BLUE INDICO INVESTMENTS, S.L.	SPAIN	PORTFOLIO	99.99	0.01	100.00	18,214	56,266	6,400	2,116	47,750
BLUE VISTA PLATAFORMA DE EMISION DE NUEVOS MEDIOS, S.L.	SPAIN	SERVICES	—	70.00	70.00	161	289	73	230	(14)
BROOKLINE INVESTMENTS,S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	33,969	32,395	497	31,919	(21)
C B TRANSPORT, INC.	UNITED STATES	SERVICES	—	100.00	100.00	11,573	14,232	2,658	11,965	(391)
CANAL COMPANY, LTD.	CHANNEL ISLANDS	NO ACTIVITY	—	100.00	100.00	34	1,005	10	960	35
CANAL INTERNATIONAL HOLDING (NETHERLANDS) BV.	NETHERLANDS	NO ACTIVITY	—	100.00	100.00	494	54	1	65	(12)
CAPITAL INVESTMENT COUNSEL, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	15,434	18,031	2,596	15,031	404
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	PORTFOLIO	100.00	—	100.00	60,541	108,835	44,342	63,500	993
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	53,529	62,907	9,376	22,354	31,177
CASA DE CAMBIO MULTIDIVISAS, S.A DE C.V.	MEXICO	NO ACTIVITY	—	100.00	100.00	172	172	—	170	2
CENTRAL BANK OF THE SOUTH	UNITED STATES	BANKING	—	100.00	100.00	1,079	3,484	2,405	1,053	26
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	NO ACTIVITY	—	100.00	100.00	108	170	2	168	0
CIDESSA DOS, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	11,554	11,716	114	11,243	359
CIDESSA UNO, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	4,754	397,056	108	197,077	199,871
CIERVANA, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	53,164	56,826	189	54,797	1,840
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERV.	—	99.99	99.99	8	44	37	115	(108)
COMPASS ARIZONA ACQUISITION, CORP.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	308,448	308,801	128	311,748	(3,075)
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	2,841	2,942	101	2,842	(1)
COMPASS BANCSHARES, INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	9,094,107	9,407,985	303,916	8,931,451	172,618
COMPASS BANK	UNITED STATES	BANKING	—	100.00	100.00	6,567,403	30,907,692	24,325,856	6,511,757	70,079
COMPASS BROKERAGE, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	17,199	19,235	2,036	15,809	1,390
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	4,774,478	4,774,479	—	4,715,514	58,965
COMPASS CONSULTING & BENEFITS, INC	UNITED STATES	SERVICES	—	100.00	100.00	10,899	11,212	312	10,599	301
COMPASS CUSTODIAL SERVICES, INC.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
COMPASS FIDUCIARY SERVICES, LTD., INC.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	9	11	2	9	—
COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	8,412	49,424	41,013	8,891	(480)
COMPASS GP,INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	30,083	38,234	8,152	29,793	289
COMPASS INDEMNITY CORPORATION	UNITED STATES	SERVICES	—	100.00	100.00	61,940	62,574	544	61,372	658
COMPASS INSURANCE AGENCY, INC	UNITED STATES	SERVICES	—	100.00	100.00	102,831	120,547	17,716	101,078	1,753
COMPASS INVESTMENTS, INC.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—

APPENDIX I
ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
										Profit
										(Loss)
										for the
						Net	Assets as	Liabilities		Period
						Carrying	of	as of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.07	31.12.07	31.12.07	31.12.07

COMPASS LIMITED PARTNER, INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	4,145,699	4,145,777	77	4,093,857	51,843
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	52,215	53,941	1,727	51,824	390
COMPASS MORTAGE CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1,682,285	1,683,514	1,229	1,659,817	22,468
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	24	24	—	24	—
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	SERVICES	—	100.00	100.00	2,548	2,856	309	2,547	—
COMPASS SECURITIES, INC.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
COMPASS SOUTHWEST, LP	UNITED STATES	BANKING	—	100.00	100.00	3,390,171	3,421,433	24,532	3,354,708	42,193
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	PORTFOLIO	—	100.00	100.00	1,538	1,555	17	1,538	—
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	24	24	—	24	—
COMPASS TRUST I	UNITED STATES	NO ACTIVITY	—	100.00	100.00	—	—	—	32	(32)
COMPASS TRUST III	UNITED STATES	NO ACTIVITY	—	100.00	100.00	—	—	—	91	(91)
COMPASS UNDERWRITERS, INC.	UNITED STATES	INSURANCE	—	100.00	100.00	134	137	3	133	1
COMPASS WEALTH MANAGERS COMPANY	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	232,977	173,294	2,180	171,206	(92)

APPENDIX I
ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
										Profit
										(Loss)
										for the
						Net	Assets	Liabilities		Period
						Carrying	as of	as of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.07	31.12.07	31.12.07	31.12.07

CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	PENSIONS	46.11	53.89	100.00	58,524	81,540	22,257	56,503	2,780
CONSOLIDAR ASEGURADORA DE RIESGOS DEL TRABAJO, S.A.	ARGENTINA	INSURANCE	87.50	12.50	100.00	33,253	148,289	107,295	36,741	4,253
CONSOLIDAR CIA. DE SEGUROS DE RETIRO, S.A.	ARGENTINA	INSURANCE	33.33	66.67	100.00	12,639	478,538	459,584	13,498	5,456
CONSOLIDAR CIA. DE SEGUROS DE VIDA, S.A.	ARGENTINA	INSURANCE	34.04	65.96	100.00	27,285	71,785	29,109	27,311	15,365
CONSOLIDAR COMERCIALIZADORA, S.A.	ARGENTINA	SERVICES	—	100.00	100.00	112	2,483	2,372	271	(160)
CONSULTORES DE PENSIONES BBV, S.A.	SPAIN	PENSIONS	—	100.00	100.00	175	811	—	781	30
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA S.A.	PERU	SECURITIES	—	100.00	100.00	3,058	5,972	2,913	1,973	1,086
CONTINENTAL S.A. SOCIEDAD ADMINISTRADORA DE FONDOS	PERU	FINANCIAL SERV.	—	100.00	100.00	5,140	5,719	577	4,554	588
CONTINENTAL SOCIEDAD TITULIZADORA, S.A.	PERU	SERVICES	—	100.00	100.00	705	728	22	685	21
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	587	7,810	7,224	82	504
CORPORACION DE ALIMENTACION Y BEBIDAS, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	138,508	159,075	1,588	153,370	4,117
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	452,432	1,310,595	30,193	1,076,009	204,393
CORPORACION INDUSTRIAL Y DE SERVICIOS, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	1,251	5,436	566	4,746	124
DESARROLLADORA Y VENDEDORA DE CASAS, S.A. DE C.V.	MEXICO	REAL EST.INSTR.	—	100.00	100.00	26	30	4	33	(7)
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	—	72.50	72.50	29,673	60,060	17,893	42,151	16
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,401	1,481	80	1,368	33
DEUSTO, S.A. DE INVERSION MOBILIARIA	SPAIN	PORTFOLIO	—	100.00	100.00	11,491	11,492	—	11,005	487
DINERO EXPRESS SERVICIOS GLOBALES, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	10,421	20,925	14,519	13,228	(6,822)
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	—	98.90	98.90	5,525	9,264	3,526	5,181	557
EL OASIS DE LAS RAMBLAS, S.L.	SPAIN	REAL ESTATE	—	70.00	70.00	167	691	553	128	10
ELANCHOVE, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	1,500	3,878	1,464	2,450	(36)
EMPRESA INSTANT CREDIT, C.A.	VENEZUELA	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRAZIL	FINANCIAL SERV.	100.00	—	100.00	—	881	1,639	3,651	(4,409)
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	—	51.00	51.00	31	31	—	31	—
EUROPEA DE TITULIZACION, S.A., SDAD.GEST.DE FDOS.DE TITUL.	SPAIN	FINANCIAL SERV.	82.97	0.00	82.97	1,506	6,941	779	3,096	3,066
EURORISK, S.A.	SPAIN	FINANCIAL SERV.	—	100.00	100.00	60	82,948	76,972	1,459	4,517
EXPLOTACIONES AGROPECUARIAS VALDELAYEGUA, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	9,383	9,357	(4)	9,995	(634)
FIDEICOMISO 29764-8 SOCIO LIQUIDADOR POSICION DE TERCEROS	MEXICO	FINANCIAL SERV.	—	100.00	100.00	18,501	18,691	190	17,035	1,466
FIDEICOMISO 474031 MANEJO DE GARANTIAS	MEXICO	SERVICES	—	100.00	100.00	2	2	—	2	—
FIDEICOMISO BBVA BANCOMER SERVICIOS Nº F/47433-8, S.A.	MEXICO	SERVICES	—	100.00	100.00	29,583	50,478	20,895	19,372	10,211
FIDEICOMISO INVEX 1[a] EMISION	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	165,724	167,963	161	(2,400)

APPENDIX I
ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
										Profit
										(Loss)
										for the
						Net	Assets	Liabilities		Period
						Carrying	as of	as of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.07	31.12.07	31.12.07	31.12.07

FIDEICOMISO INVEX 228	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	20,200	20,199	1	—
FIDEICOMISO INVEX 367	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	35,245	35,245	—	—
FIDEICOMISO INVEX 393	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	32,117	32,118	(1)	—
FIDEICOMISO INVEX 411	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	20,912	20,912	—	—
FIDEICOMISO Nº.402900-5 ADMINISTRACION DE INMUEBLES	MEXICO	SERVICES	—	100.00	100.00	689	—	—	—	—
FIDEICOMISO SOCIO LIQUIDADOR DE OP.FINANC.DERIVADAS	MEXICO	FINANCIAL SERV.	—	100.00	100.00	12,187	12,306	121	10,903	1,282
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	NO ACTIVITY	100.00	—	100.00	51	44	—	45	(1)
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERV.	—	100.00	100.00	2,900	3,181	281	3,218	(318)
FINANCIERA ESPAÑOLA, S.A.	SPAIN	PORTFOLIO	85.85	14.15	100.00	4,522	6,613	—	4,879	1,734
FINANZIA AUTORENTING, S.A.	SPAIN	SERVICES	—	88.32	88.32	22,561	670,226	640,224	37,032	(7,030)
FINANZIA, BANCO DE CREDITO, S.A.	SPAIN	BANKING	—	100.00	100.00	56,203	6,356,261	6,190,607	160,470	5,184
FIRS TIER CORPORATION	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
FRANCES ADMINISTRADORA DE INVERSIONES, S.A. G.F.C.INVERS.	ARGENTINA	FINANCIAL SERV.	—	100.00	100.00	5,534	9,237	3,701	3,762	1,774
FRANCES VALORES SOCIEDAD DE BOLSA, S.A.	ARGENTINA	FINANCIAL SERV.	—	100.00	100.00	2,002	2,769	767	1,228	774
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	178	406	229	137	40
FW CAPITAL I	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—

APPENDIX I
ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
										Profit (Loss) for
						Net	Assets as	Liabilities as		the
						Carrying	of	of	Equity	Period ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.07	31.12.07	31.12.07	31.12.07

GENTE BBVA, S.A.	CHILE	FINANCIAL SERV.	—	100.00	100.00	15	6,544	6,529	148	(133)
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSIONS	60.00	—	60.00	8,830	27,692	2,043	20,861	4,788
GESTION Y ADMINISTRACION DE RECIBOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	150	1,711	529	715	467
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	99.94	0.06	100.00	1,250	2,471	1,074	1,345	52
GRAN JORGE JUAN, S.A.	SPAIN	REAL ESTATE	100.00	—	100.00	110,115	511,514	409,598	110,119	(8,203)
GRANFIDUCIARIA	COLOMBIA	FINANCIAL SERV.	—	90.00	90.00	—	289	124	208	(43)
GRELAR GALICIA, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	4,500	4,499	—	4,330	169
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	48.97	51.00	99.97	5,934,377	6,298,856	324	4,714,467	1,584,065
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL EST.INSTR.	—	100.00	100.00	95	112	17	143	(48)
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	279,123	511,609	232,486	137,229	141,894
HOLDING CONTINENTAL, S.A.	PERU	PORTFOLIO	50.00	—	50.00	122,985	447,310	6	314,640	132,664
HOLDING DE PARTICIPACIONES INDUSTRIALES 2000, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	3,618	4,322	—	4,178	144
HOMEOWNERS LOAN CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	5,530	5,694	148	4,966	580
HUMAN RESOURCES PROVIDER	UNITED STATES	SERVICES	—	100.00	100.00	1,325,439	1,325,524	85	1,304,784	20,655
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	—	100.00	100.00	1,324,307	1,334,459	10,151	1,303,712	20,596
HYDROX HOLDINGS, INC.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
IBERDROLA SERVICIOS FINANCIEROS, E.F.C, S.A.	SPAIN	FINANCIAL SERV.	—	84.00	84.00	7,290	9,449	115	9,117	217
IBERNEGOCIO DE TRADE, S.L.	SPAIN	SERVICES	—	100.00	100.00	615	24,599	12,390	11,058	1,151
INENSUR BRUNETE, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	23,745	139,844	143,115	(2,951)	(320)
INGENIERIA EMPRESARIAL MULTIBA, S.A. DE C.V.	MEXICO	SERVICES	—	99.99	99.99	—	—	—	—	—
INMOBILIARIA ASUDI, S.A.	SPAIN	REAL EST.INSTR.	—	100.00	100.00	2,886	3,106	15	2,955	136
INMOBILIARIA BILBAO, S.A.	SPAIN	REAL EST.INSTR.	—	100.00	100.00	3,646	3,659	—	3,515	144
INMUEBLES Y RECUPERACIONES CONTINENTAL, S.A.	PERU	REAL EST.INSTR.	—	100.00	100.00	9,563	9,824	261	4,613	4,950
INVERAHORRO, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	474	504	2	489	13
INVERSIONES ALDAMA, C.A.	VENEZUELA	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	NETHERLANDS ANTILLES	PORTFOLIO	48.00	—	48.00	11,390	28,111	844	22,280	4,987
INVERSIONES BAPROBA, C.A.	VENEZUELA	SERVICES	100.00	—	100.00	1,307	683	28	558	97
INVERSIONES MOBILIARIAS, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	660	4,471	4,346	693	(568)
INVERSIONES P.H.R.4, C.A.	VENEZUELA	NO ACTIVITY	—	60.46	60.46	—	47	—	47	—
INVERSIONES T, C.A.	VENEZUELA	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
INVERSORA OTAR, S.A.	ARGENTINA	PORTFOLIO	—	99.96	99.96	3,769	42,833	28	39,101	3,704
INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERV.	—	99.99	99.99	10,975	16,070	392	15,809	(131)
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERV.	—	96.88	96.88	31	12,138	23,865	(11,177)	(550)
JARDINES DE SARRIENA, S.L.	SPAIN	REAL ESTATE	—	85.00	85.00	255	517	148	354	15
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	787,584	787,715	131	777,544	10,040
MAGGIORE FLEET, S.P.A.	ITALY	SERVICES	—	100.00	100.00	67,785	148,300	113,109	34,359	832
MARQUES DE CUBAS 21, S.L.	SPAIN	REAL ESTATE	100.00	—	100.00	2,869	7,546	5,441	2,329	(224)
MB CAPITAL I	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
										Profit (Loss) for
						Net	Assets as	Liabilities as		the
						Carrying	of	of	Equity	Period ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.07	31.12.07	31.12.07	31.12.07

MEDITERRANIA DE PROMOCIONS I GESTIONS INMOBILIARIES, S.A.	SPAIN	NO ACTIVITY	—	100.00	100.00	775	2,662	1,882	727	53
MEGABANK FINANCIAL CORPORATION	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
MERCURY TRUST LIMITED	CAYMAN ISLANDS	FINANCIAL SERV.	—	100.00	100.00	3,655	3,745	93	3,616	36
MILANO GESTIONI, SRL.	ITALY	REAL EST.INSTR.	—	100.00	100.00	46	4,177	3,827	371	(21)
MIRADOR DE LA CARRASCOSA, S.L.	SPAIN	REAL ESTATE	—	55.90	55.90	9,344	26,243	9,181	17,068	(6)
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	7,735	18,788	11,723	7,982	(917)
MONESTERIO DESARROLLOS, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	18,663	54,869	35,219	19,822	(172)
MONTEALIAGA,S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	21,154	100,912	78,144	14,038	8,730
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	7,218	13,499	5,036	7,769	694
MULTIVAL, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	67	179	112	71	(4)
OCCIVAL, S.A.	SPAIN	NO ACTIVITY	100.00	—	100.00	8,211	9,523	28	9,163	332

APPENDIX I
ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
										Profit
										(Loss)
										for the
						Net	Assets as	Liabilities as		Period
						Carrying	of	of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.07	31.12.07	31.12.07	31.12.07

OPCION VOLCAN, S.A.	MEXICO	REAL EST.INSTR.	—	100.00	100.00	55,430	60,815	5,383	53,243	2,189
OPPLUS OPERACIONES Y SERVICIOS, S.A.	SPAIN	SERVICES	100.00	—	100.00	1,067	4,161	3,187	1,066	(92)
PALADIN BROKERAGE SOLUTIONS, INC	UNITED STATES	SERVICES	—	100.00	100.00	7,915	8,535	621	7,881	33
PARTICIPACIONES ARENAL, S.L.	SPAIN	NO ACTIVITY	—	100.00	100.00	6,456	7,670	1,212	6,271	187
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCE	—	100.00	100.00	94,760	1,344,099	1,249,334	79,450	15,315
PERI 5.1 SOCIEDAD LIMITADA	SPAIN	REAL ESTATE	—	54.99	54.99	1	—	—	1	(1)
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	704,425	722,841	18,415	686,766	17,660
PI HOLDINGS NO. 3 , INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	50	70	20	50	—
PI HOLDINGS NO. 4, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1	1	—	1	—
PI HOLDINGS NO.1 , INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1,637	2,023	386	1,637	—
PORT ARTHUR ABSTRACT & TITLE COMPANY	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	2,149	2,354	205	1,597	552
PREMEXSA, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	375	399	20	464	(85)
PREVENTIS, S.A.	MEXICO	INSURANCE	—	75.01	75.01	2,049	11,318	8,585	4,385	(1,652)
PRO-SALUD, C.A.	VENEZUELA	SERVICES	—	58.86	58.86	—	—	—	—	—
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	1,522	2,132	32	2,045	55
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	SERVICES	100.00	—	100.00	139	126	0	146	(20)
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	SPAIN	REAL ESTATE	—	58.50	58.50	318	978	415	543	20
PROVIDA INTERNACIONAL, S.A.	CHILE	PENSIONS	—	100.00	100.00	50,924	52,292	1,363	42,681	8,248
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	FINANCIAL SERV.	—	90.00	90.00	6,423	13,282	4,901	5,438	2,943
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERV.	—	100.00	100.00	2,319	2,527	276	1,587	664
PROVIVIENDA, ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSIONS	—	100.00	100.00	319	1,760	1,421	269	70
PROXIMA ALFA INVESTMENTS (IRELAND) LIMITED	IRELAND	FINANCIAL SERV.	—	100.00	100.00	125	125	—	125	—
PROXIMA ALFA INVESTMENTS (UK) LLP	UNITED KINGDOM	FINANCIAL SERV.	—	51.00	51.00	0	1,899	1,842	(4)	61
PROXIMA ALFA INVESTMENTS, SGIIC S.A.	SPAIN	FINANCIAL SERV.	51.00	—	51.00	5,100	22,410	9,126	10,866	2,418
PROXIMA ALFA SERVICES LTD.	UNITED KINGDOM	FINANCIAL SERV.	—	100.00	100.00	2,292	2,422	271	2,142	9
PROYECTO MUNDO AGUILON, S.L	SPAIN	REAL ESTATE	—	100.00	100.00	9,317	35,186	6,747	22,612	5,827
PROYECTOS EMPRESARIALES CAPITAL RIESGO I,S.C.R.SIMP., S.A.	SPAIN	VENTURE CAPITAL	100.00	—	100.00	155,700	153,678	1,004	155,670	(2,996)
PROYECTOS INDUSTRIALES CONJUNTOS, S.A. DE	SPAIN	PORTFOLIO	—	100.00	100.00	3,148	5,561	2,154	3,485	(78)
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	10,904	14,841	4,418	9,080	1,343
RIVER OAKS BANK BUILDING, INC.	UNITED STATES	REAL EST.INSTR.	—	100.00	100.00	13,735	14,649	914	13,590	145
RIVER OAKS TRUST CORPORATION	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
RIVERWAY HOLDINGS CAPITAL TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	211	7,047	6,836	188	23

APPENDIX I
ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
										Profit
										(Loss)
										for the
						Net	Assets as	Liabilities as		Period
						Carrying	of	of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.07	31.12.07	31.12.07	31.12.07

S.GESTORA FONDO PUBL.REGUL.MERCADO HIPOTECARIO, S.A.	SPAIN	FINANCIAL SERV.	77.20	—	77.20	138	215	67	150	(2)
SCALDIS FINANCE, S.A.	BELGIUM	PORTFOLIO	—	100.00	100.00	3,416	3,653	140	3,490	23
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCE	24.99	75.01	100.00	279,858	1,212,417	1,040,455	75,692	96,270
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCE	—	100.00	100.00	11,986	26,002	13,990	4,777	7,235
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	3	7,883	7,880	124	(121)
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	204	4,115	3,921	96	98
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	—	100.00	100.00	2,122	5,570	3,448	1,576	546
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	99.99	0.01	100.00	60	6,946	6,843	100	3
SNB-WP, LP	UNITED STATES	FINANCIAL SERV.	—	51.00	51.00	736	5,392	3,950	1,568	(126)
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANC.,S.A.	SPAIN	COMERCIAL	100.00	—	100.00	114,518	192,253	714	187,950	3,589
SOCIETE INMOBILIERE BBV D’ILBARRIZ	FRANCIA	REAL ESTATE	—	100.00	100.00	1,589	1,621	31	80	1,510
SOPORTE OPERATIVO PERU, S.A.C.	PERU	SERVICES	—	100.00	100.00	160	609	456	195	(42)
SOUTHEAST TEXAS INSURANCE SERVICES HOLDINGS, L.L.C.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
SOUTHEAST TEXAS INSURANCE SERVICES, L.P.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	393	491	98	320	73
SOUTHEAST TEXAS TITLE COMPANY	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	821	1,450	632	603	215
SPORT CLUB 18, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	21,923	40,552	18,753	23,270	(1,471)

APPENDIX I
ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
										Profit
										(Loss) for
						Net	Assets as	Liabilities as		the Period
						Carrying	of	of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.07	31.12.07	31.12.07	31.12.07

ST. JOHNS INVESTMENTS MANAGMENT CO.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	3,365	3,612	247	3,334	31
STATE NATIONAL BANK (SNB)	UNITED STATES	BANKING	—	100.00	100.00	358,135	1,330,594	972,458	340,371	17,765
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	319	10,509	10,190	290	29
STATE NATIONAL PROPERTIES LLC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	15	16	—	17	(1)
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	211	7,026	6,816	192	18
STAVIS MARGOLIS ADVISORY SERVICES, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	18,283	19,088	805	17,649	634
TARUS, INC.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
TEXAS INTERNATIONAL INSURANCE GROUP, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	361	368	7	333	28
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	781,001	781,251	250	771,028	9,973
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1,054	35,130	34,077	959	94
TEXAS STATE BANK	UNITED STATES	BANKING	—	100.00	100.00	1,541,553	5,782,484	4,240,929	1,478,818	62,737
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	533	17,772	17,239	531	2
THE LAREDO NATIONAL BANK	UNITED STATES	BANKING	—	100.00	100.00	628,966	3,298,592	2,669,630	598,229	30,733
TRANSITORY CO	PANAMA	REAL EST.INSTR.	—	100.00	100.00	147	2,777	2,630	197	(50)
TSB PROPERTIES, INC.	UNITED STATES	REAL EST.INSTR.	—	100.00	100.00	(1,342)	720	2,062	(1,342)	—
TSB SECURITIES, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	286	308	22	284	2
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	599,124	599,893	770	585,354	13,769
TWOENC, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	(338)	265	603	(244)	(94)
UNICOM TELECOMUNICACIONES S.DE R.L. DE C.V.	MEXICO	SERVICES	—	99.98	99.98	(12)	10	21	(11)	—
UNIDAD DE AVALUOS MEXICO S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	90.00	90.00	734	1,420	607	680	133
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	2,410	2,536	11	2,463	62
UNIVERSALIDAD “E5”	COLOMBIA	FINANCIAL SERV.	—	100.00	100.00	—	5,143	5,141	2	—
UNIVERSALIDAD — BANCO GRANAHORRAR	COLOMBIA	FINANCIAL SERV.	—	100.00	100.00	—	10,606	12,829	(2,446)	223
UNO-E BANK, S.A.	SPAIN	BANKING	67.35	32.65	100.00	174,751	1,684,958	1,532,927	134,745	17,286
UNO-E BRASIL BANCO DE INVESTIMENTOS, S.A.	BRAZIL	BANKING	100.00	—	100.00	16,166	35,363	4,685	29,132	1,546
URBANIZADORA SANT LLORENC, S.A.	SPAIN	NO ACTIVITY	60.60	—	60.60	—	108	—	108	—
VALANZA CAPITAL RIESGO S.G.E.C.R. S.A. UNIPERSONAL	SPAIN	VENTURE CAPITAL	100.00	—	100.00	1,200	5,988	1,787	1,305	2,896
VALLEY MORTGAGE COMPANY, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1	1	—	1	—
VISACOM, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	450	451	1	407	43
WESTERN BANCSHARES OF ALBUQUERQUE, INC.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
WESTERN MANAGEMENT CORPORATION	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—

Information on foreign companies at exchange rate on 12-31-07

APPENDIX II
ADDITIONAL INFORMATION ON JOINTLY CONTROLLED COMPANIES PROPORTIONATELY
CONSOLIDATED IN THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of voting rights			Thousand of Euros ( * )
			Controlled by the bank			Investee Data
										Profit
						Net				(loss) for
						carrying	Assets	Liabilities	Equity	the Period
COMPANY	LOCATION	ACTIVITY	Direct	Indirect	Total	amount	31.12.07	31.12.07	31.12.07	2007

DARBY-BBVA LATIN AMERICAN INVESTORS, LTD	CAYMAN ISLAND	FINANCIAL SERV	50.00	—	50.00	40	2,070	914	935	221
ECASA, S.A.	CHILE	FINANCIAL SERV	—	100.00	100.00	4,111	5,166	1,055	(395)	4,506
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERV	—	51.04	51.04	5,694	20,309	13,569	5,451	1,289
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERV	—	51.00	51.00	48,008	463,190	396,657	45,176	21,357
INVERSIONES PLATCO, C.A.	VENEZUELA	FINANCIAL SERV	—	50.00	50.00	948	1,897	—	1,897	—
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERV	—	50.00	50.00	3,167	56,836	50,500	5,764	572

Information on foreign companies at exchange rate on 12/31/07

APPENDIX III
ADDITIONAL INFORMATION ON INVESTMENTS AND JOINTLY CONTROLLED
COMPANIES ACCOUNTED FOR USING THE EQUITY MEHOD IN THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

(Includes the most significant companies which, taken as a whole, represent 97% of the total investment in this respect)

			% of voting rights			Thousand of Euros ( * )
			Controlled by the bank			Investee Data
										Profit
						Net				(loss)
						Carrying				for the
COMPANY	LOCATION	ACTIVITY	Direct	Indirect	Total	amount	Assets	Liabilities	Equity	period

ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	—	40.00	40.00	3,248	21,889	15,215	5,781	893
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	—	35.38	35.38	6,694	21,991	5,530	16,101	359
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	—	49.00	49.00	3,933	10,062	1,261	7,692	1,109
BBVA ELCANO EMPRESARIAL II, S.C.R., S.A.	SPAIN	SERV.FINANCIER	45.00	—	45.00	57,166	33,439	184	32,656	599
BBVA ELCANO EMPRESARIAL, S.C.R., S.A.	SPAIN	SERV.FINANCIER	45.00	—	45.00	57,167	33,441	184	32,656	601
CAMARATE GOLF, S.A.(*)	SPAIN	REAL ESTATE	—	26.00	26.00	4,623	68,873	50,992	17,927	(46)
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	HONG-KONG	BANKING	14.53	—	14.53	432,379	9,974	7,998	1,860	116
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	SERVICES	21.82	—	21.82	10,926	59,982	11,733	47,119	1,129
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V.	MEXICO	SERVICES	—	50.00	50.00	3,325	7,983	1,832	8,913	(2,762)
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.(*)	SPAIN	PORTFOLIO	—	50.00	50.00	573,588	1,533,561	375,735	630,641	527,185	(1)
FERROMOVIL 3000, S.L.(*)	SPAIN	SERVICES	—	20.00	20.00	6,236	348,157	318,179	31,806	(1,828)
FERROMOVIL 9000, S.L.(*)	SPAIN	SERVICES	—	20.00	20.00	3,951	280,371	261,599	20,773	(2,001)
FIDEICOMISO HARES BBVA BANCOMER F/47997-2 (*)	MEXICO	REAL ESTATE	—	50.00	50.00	10,834	11,899	798	10,767	334
FIDEICOMISO 70191-2 PUEBLA(*)	MEXICO	REAL ESTATE	—	25.00	25.00	10,310	49,890	2,417	48,205	(732)
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.(*)	MEXICO	SERVICES	—	44.39	44.39	6,851	21,241	11,904	9,160	177	(1)
HESTENAR, S.L.(*)	SPAIN	REAL ESTATE	—	43.34	43.34	7,816	27,835	21,969	5,909	(43)
IMOBILIARIA DAS AVENIDAS NOVAS, S.A.	PORTUGAL	REAL ESTATE	—	49.97	49.97	2,612	5,647	411	5,317	(81)
IMOBILIARIA DUQUE DE AVILA, S.A.(*)	PORTUGAL	REAL ESTATE	—	50.00	50.00	4,993	26,138	16,504	9,848	(214)
INMUEBLES MADARIAGA PROMOCIONES, S.L.(*)	SPAIN	REAL ESTATE	50.00	—	50.00	7,127	7,196	884	6,327	(15)
JARDINES DEL RUBIN, S.A.(*)	SPAIN	REAL ESTATE	—	50.00	50.00	4,828	44,451	38,551	4,103	1,797
LA ESMERALDA DESARROLLOS, S.L.(*)	SPAIN	REAL ESTATE	—	25.00	25.00	4,997	56,571	36,571	20,000	0
LAS PEDRAZAS GOLF, S.L.(*)	SPAIN	REAL ESTATE	—	50.00	50.00	15,813	75,014	43,177	31,910	(73)
METROPOLITAN PARTICIPACIONS, S.L.	SPAIN	PORTFOLIO	—	40.67	40.67	131,114	861,387	536,098	336,135	(10,846	) (2)
MONTEALMENARA GOLF, S.L.(*)	SPAIN	REAL ESTATE	—	50.00	50.00	2,934	86,561	51,518	15,606	19,437
PARQUE REFORMA SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	—	30.00	30.00	5,589	51,784	30,946	18,038	2,800
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	SERV.FINANCIER	—	40.00	40.00	7,006	66,702	58,491	7,397	815
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	—	46.14	46.14	4,436	20,613	10,216	9,930	466
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	SERV.FINANCIER	20.50	0.93	21.43	10,638	52,992	3,598	49,371	23

TELEFONICA FACTORING, S.A.	SPAIN	SERV.FINANCIER	30.00	—	30.00	2,942	115,918	106,503	6,905	2,510
TUBOS REUNIDOS, S.A.	SPAIN	INDUSTRIAL	—	24.26	24.26	84,754	634,707	339,202	235,098	60,407	(1)
VITAMEDICA S.A DE C.V.(*)	MEXICO	INSURANCE	—	50.99	50.99	2,666	9,244	3,307	5,760	177

OTHERS COMPANIES						50,462

					TOTAL	1,541,958	4,655,513	2,363,508	1,689,712	602,293

Data relating to the lastest financial statements (generally for 2004) approved at the date of preparation of these notes to the consolidated financial statements.

For the companies abroad the exchange rates ruling at the reference date are applied,

(1)	Consolidated data

(2)	Company incorporated in 2007

(*)	Jointly controlled entities accounted for using the equity method

APPENDIX IV
NOTIFICATIONS OF ACQUISITIONS/DISPOSALS OF INTEREST OWNERSHIP IN INVESTEES OF THE GROUP

		% of Ownership
		Net%
		Acquired
		(Sold) in the	% at Year-	Date of Notification
COMPANY	ACTIVITY	Year	End	to Investee

Acquisitions made until December 31, 2006

BBVA CARTERA DE INVERSIONES SICAV, S.A.	PORTFOLIO	17.40	92.25	January 9, 2007
HESTENAR, S.L.	REAL ESTATE	3.34	43.34	January 18, 2007
INENSUR BRUNETE, S.L.	REAL ESTATE	50.00	100.00	October 20, 2006
TECNICAS REUNIDAS, S.A.	SERVICES	(15.23)	10.16	June 26, 2006
UNO-E BANK, S.A.	BANKING	33.00	100.00	August 10, 2006

Acquisitions made until December 31, 2007

FORO LOCAL, S.L.	SERVICES	39.87	100.00	July 13, 2007
HOLDING DE PARTICIPACIONES INDUSTRIALES 2000, S.A.	PORTFOLIO	50.00	100.00	June 13, 2007
ECONTA GESTION INTEGRAL, S.L.	SERVICES	60.00	60.00	August 9, 2007
METROPOLITAN PARTICIPATIONS, S.L.	PORTFOLIO	40.67	40.67	October 11, 2007

APPENDIX V
SUBSIDIARIES FULLY CONSOLIDATED AS OF DECEMBER 31, 2007
WITH MORE THAN 5% OWNED BY NON-GROUP SHAREHOLDERS

		% of voting rights
		Controlled by the bank
Company	Activity	Direct	Indirect	Total

ALTITUDE INVESTMENTS LIMITED	FINANCIAL SERV.	51.00	—	51.00
ALTURA MARKETS, A.V., S.A.	SECURITIES	50.00	—	50.00
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	58.36	9.81	68.17
BANCO PROVINCIAL S.A. — BANCO UNIVERSAL	BANKING	1.85	53.75	55.60
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SECURITIES	70.00	—	70.00
BBVA INMOBILIARIA E INVERSIONES S.A.	REAL ESTATE	—	68.11	68.11
BLUE VISTA PLATAFORMA DE EMISIÓN EN NUEVOS MEDIOS, S.L.	SERVICES	—	70.00	70.00
DESARROLLO URBANISTICO DE CHAMARTÍN, S.A.	REAL ESTATE	—	72.50	72.50
EL OASIS DE LAS RAMBLAS, S.L.	REAL ESTATE	—	70.00	70.00
ESTACIÓN DE AUTOBUSES CHAMARTÍN, S.A.	SERVICES	—	51.00	51.00
FINANZIA AUTORENTING, S.A.	SERVICES	—	88.32	88.32
GESTIÓN DE PREVISIÓN Y PENSIONES, S.A.	PENSIONS	60.00	—	60.00
HOLDING CONTINENTAL, S.A.	PORTFOLIO	50.00	—	50.00
IBERDROLA SERVICIOS FINANCIEROS, E.F.C, S.A.	FINANCIAL SERV.	—	84.00	84.00
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	PORTFOLIO	48.00	—	48.00
JARDINES DE SARRIENA, S.L.	REAL ESTATE	—	85.00	85.00
MIRADOR DE LA CARRASCOSA, S.L.	REAL ESTATE	—	55.90	55.90
PERI 5.1 SOCIEDAD LIMITADA	REAL ESTATE	—	54.99	54.99
PREVENTIS, S.A.	INSURANCES	—	75.01	75.01
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	REAL ESTATE	—	58.50	58.50
PRO-SALUD, C.A.	SERVICES	—	58.86	58.86
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	FINANCIAL SERV.	—	90.00	90.00
PROXIMA ALFA INVESTMENTS (UK) LLP	FINANCIAL SERV.	—	51.00	51.00
PROXIMA ALFA INVESTMENTS, SGIIC, S.A.	FINANCIAL SERV.	51.00	—	51.00
SNB-WP, LP	FINANCIAL SERV.	—	51.00	51.00
UNIDAD DE AVALUOS MEXICO S.A. DE C.V.	FINANCIAL SERV.	—	90.00	90.00