Form 20-F
period 2008-12-31
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
filed 2009-04-02
CIK 842180

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from to

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Kingdom of Spain
(Jurisdiction of incorporation or organization)

Plaza de San Nicolás, 4
48005 Bilbao
Spain
(Address of principal executive offices)

Javier Malagón Navas
Paseo de la Catellana, 81
28046 Madrid
Spain
Telephone number +34 91 537 7000
Fax number +34 91 537 6766
(Name, Telephone, E-mail and /or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name Of Each Exchange on
Title of Each Class	which Registered

American Depositary Shares, each representing the right to receive one ordinary share, par value €0.49 per share	New York Stock Exchange
Ordinary shares, par value €0.49 per share	New York Stock Exchange*
Guarantee of Non-Cumulative Guaranteed	New York Stock Exchange**
Preferred Securities, Series C, liquidation preference $1,000 each, of BBVA International
Preferred, S.A. Unipersonal

*	The ordinary shares are not listed for trading, but are listed only in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.

**	The guarantee is not listed for trading, but is listed only in connection with the registration of the corresponding Non-Cumulative Guaranteed Preferred Securities of BBVA International Preferred, S.A. Unipersonal (a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.).
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
The number of outstanding shares of each class of stock of the Registrant as of December 31, 2008 was:
Ordinary shares, par value €0.49 per share — 3,747,969,121

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
Item 17 ☐   Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐     No ☑

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•	“BBVA”, “Bank” or “Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires. BBVA was formed by the merger of Banco Bilbao Vizcaya, S.A. (“BBV”) and Argentaria, Caja Postal y Banco Hipotecario, S.A. (“Argentaria”), which was approved by the shareholders of each institution on December 18, 1999.

•	“Compass” means Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Consolidated Financial Statements” means BBVA’s audited consolidated financial statements as of and for the years ended December 31, 2008, 2007 and 2006 prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004.

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

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

•	“Item 3. Key Information — Risk Factors”;

•	“Item 4. Information on the Company”;

•	“Item 5. Operating and Financial Review and Prospects”; and

•	“Item 11. Quantitative and Qualitative Disclosures about Market Risk”

identifies important factors that could cause such differences.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including taxes;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles

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

The Group prepares its consolidated annual financial information in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. On November 26, 2008, the Bank of Spain issued Circular 6/2008, modifying the presentation format for consolidated financial statements from the format stipulated in Circular 4/2004. The Group’s consolidated annual financial statements as of and for the year ended December 31, 2008 included in the Consolidated Financial Statements have been prepared under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and taking into account the financial statement models established in Bank of Spain’s Circular 6/2008. Such consolidated annual financial statements are the first annual financial statements prepared by the Group on such basis. The information as of and for the years ended December 31, 2007 and 2006 contained in the Consolidated Financial Statements is presented on the same basis as the information as of and for the year ended December 31, 2008. The selected consolidated financial information included herein as of and for the year ended December 31, 2008, together with selected consolidated financial information as of and for the years ended December 31, 2007, 2006, 2005 and 2004 is derived from, and presented on the same basis as in, the Consolidated Financial Statements and should be read together with the Consolidated Financial Statements. As the Consolidated Financial Statements and such selected consolidated financial information have been prepared under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and taking into account the financial statement models established in Bank of Spain’s Circular 6/2008, they are not directly comparable with financial information prepared by the Group in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (but without taking into account the financial statement models established in Bank of Spain’s Circular 6/2008), including financial information as of and for the years ended December 31, 2007 included and 2006 in our Annual Report for 2007 on Form 20-F (the “2007 20-F”).

The principal differences between the Consolidated Financial Statements prepared under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and taking into account the financial statement models established in Bank of Spain’s Circular 6/2008 and the financial statements prepared under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (but without taking into account the financial statement models established in Bank of Spain’s Circular 6/2008), as applied to the BBVA Group’s Consolidated Financial Statements as of and for the year ended December 31, 2008, 2007 and 2006 are described in Appendix VIII of the Consolidated Financial Statements. Preparation of the Consolidated Financial Statements under EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 and taking into account the financial statement models established in Bank of Spain’s Circular 6/2008 did not affect the line items “Net income” in the consolidated income statement nor “Stockholders’ equity” in the consolidated balance sheet when compared to such line items prepared under EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 (but without taking into account the financial statement models established in Bank of Spain’s Circular 6/2008). Unless otherwise indicated herein, as used hereafter “Circular 4/2004” refers to such Circular as amended or supplemented from time to time, including by the Bank of Spain’s Circular 6/2008.

As we describe in Note 2.2.1.b to the Consolidated Financial Statements, a loan is considered to be an impaired loan — and therefore its carrying amount is adjusted to reflect the effect of its impairment — when there is objective evidence that events have occurred which, in the case of loans, give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.

The potential impairment of these assets is determined individually or collectively. The quantification of impairment losses is determined on a collective basis in the following two cases:

•	Assets classified as impaired for customers in which the amount of their operations is less than € 1 million.

•	Asset portfolio not currently impaired but which presents an inherent loss.

Inherent loss, calculated using statistical procedures, is deemed equivalent to the portion of losses incurred on the date that the accompanying consolidated financial statements are prepared that has yet to be allocated to specific transactions.

The Group estimates collective inherent loss of credit risk corresponding to operations realized by Spanish financial entities of the Group (approximately 68.73% of the Loans and Receivables of the Group as of December 31, 2008), using the parameters set by Annex IX of the Bank of Spain’s Circular 4/2004 on the basis of its experience and the Spanish banking sector information in the quantification of impairment losses and provisions for insolvencies for credit risk.

Notwithstanding the above, the Group has historic statistical data which it used in its internal ratings models (IRBs) that were approved by the Bank of Spain for some portfolios in 2008, albeit only for the purpose of estimating regulatory capital under the new Basel Accord (BIS II). It uses these internal models to calculate the economic capital required in its activities and uses the expected loss concept to quantify the cost of credit risk for incorporation in its calculation of the risk-adjusted return on capital of its operations.

To estimate the collective loss of credit risk corresponding to operations with non-Spanish residents registered in foreign subsidiaries, the Group applies similar methods and criteria, using the Bank of Spain’s parameters but adapting the default calendars to the particular circumstances of the country. Additionally, in Mexico for consumer loans, credit cards, and mortgages portfolios, as well as for credit investment maintained by the Group in the United States, internal models are used to calculate the impairment losses based on historical experience of the Group (approximately 13% of the Loans and Receivables of the Group as of December 31, 2008).

In either case, the aforementioned provisions required under Bank of Spain’s Circular 4/2004 standards fall within the range of provisions calculated using the Group’s internal ratings models.

For the years ended December 31, 2007 and 2006, the provisions required under Bank of Spain’s Circular 4/2004 standards represented the outermost range of acceptable estimates which were calculated using our historical experience. Therefore, those provisions did not represent the best estimate of allowance for loan losses under U.S. GAAP which provided a more moderate estimate within the acceptable range. As a consequence, there was an adjustment in the reconciliation to U.S. GAAP in order to reflect in net income the reversal of the difference of estimates of the provisions recorded in under both GAAPs in each year and in stockholders’ equity the differences of estimates of the accumulated allowance for loan losses under both GAAPs.

For the year ended December 31, 2008, there is no substantial difference in the calculation made under both GAAPs because the allowance for loan losses calculated under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 is similar to the best estimate of allowance for loan losses under U.S. GAAP, which is the central scenario determined by using our internal risk models with our historical experience. Therefore, the allowance for loan losses calculated under both GAAPs are the same and the Bank has included an adjustment in the reconciliation of net income for the year 2008 in order to make equivalent the allowance for loan losses under U.S. GAAP to the allowance for loan losses calculated under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

Note 58 to our Consolidated Financial Statements provides additional information about this reconciliation.

Business Areas

During 2007 and for purposes of the consolidated financial statements included in the 2007 20-F, BBVA’s organizational structure was divided into the following five business areas (the “2007 Business Areas”): Spain and Portugal; Global Businesses; Mexico and the United States; South America; and Corporate Activities. In December 2007, BBVA’s board of directors approved a new organizational structure for the BBVA Group, which was implemented as of January 1, 2008 and is the basis for the financial statements included herein (the “2008 Business Areas”): Spain and Portugal; Global Businesses (also named Wholesale Banking and Asset Management); Mexico; the United States; South America; and Corporate Activities. The transition from the 2007 Business Areas to the 2008 Business Areas has affected principally the Mexico and United States business area, which is now split into respective business areas and the Spain and Portugal area and the Global Businesses area which exchanged certain portfolios and units. The financial information for our business areas as of and for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 presented in this Annual Report on Form 20-F have been prepared on a uniform basis, consistent with our organizational structure in 2008 in order to provide a period-on-period comparison. Due to the adoption of the new organizational structure, BBVA’s financial information by business area included in this Annual Report on Form 20-F is not directly comparable to its financial information by business area included in the 2007 20-F.

The management of our business during 2008 along six segmental lines is discussed in “Item 4. Information on the Company” and each area’s operating results are described in “Item 5. Operating and Financial Review and Prospects”.

Statistical and Financial Information

The following principles should be noted in reviewing the statistical and financial information contained herein:

•	Average balances, when used, are based on the beginning and the month-end balances during each year. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	The book value of BBVA’s ordinary shares held by its consolidated subsidiaries has been deducted from stockholders’ equity.

•	Unless otherwise stated, any reference to loans refers to both loans and leases.

•	Interest income figures include interest income on non-accruing loans to the extent that cash payments have been received in the period in which they are due.

•	Financial information with respect to subsidiaries may not reflect consolidation adjustments.

•	Certain numerical information in this Annual Report may not sum due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not Applicable.

B.	Advisers

Not Applicable.

C.	Auditors

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Consolidated Financial Data

The historical financial information set forth below has been selected from, and should be read together with, the Consolidated Financial Statements included herein. For information concerning the preparation and presentation of financial information contained herein, see “Presentation of Financial Information”. Also see Note 58 of the Consolidated Financial Statements for a presentation of our stockholders’ equity and net income reconciled to U.S. GAAP.

EU-IFRS (*)

	Year Ended December 31,
	2008	2007(1)	2006(1)	2005(1)	2004(1)
	(In millions of euros, except per share/
		ADS data (in euros)

Consolidated Income Statement data
Interest and similar income	30,404	26,176	20,042	16,584	13,108
Interest expense and similar charges	(18,718)	(16,548)	(11,904)	(9,500)	(6,999)

Net interest income	11,686	9,628	8,138	7,084	6,110
Dividend income	447	348	380	295	255
Share of profit or loss of entities accounted for using the equity method	293	241	308	121	97
Fee and commission income	5,539	5,603	5,133	4,681	4,057
Fee and commission expenses	(1,012)	(1,043)	(943)	(849)	(738)
Net gains (losses) on financial assets and liabilities	1,328	1,545	1,261	885	761
Net exchange differences	231	411	376	290	298
Other operating income	3,559	3,589	3,413	3,812	2,815
Other operating expenses	(3,093)	(3,051)	(2,923)	(3,510)	(2,553)

Gross income	18,978	17,271	15,143	12,810	11,102
Administration costs	(7,756)	(7,253)	(6,330)	(5,763)	(5,098)
Depreciation and amortization	(699)	(577)	(472)	(449)	(448)
Provisions (net)	(1,431)	(235)	(1,338)	(454)	(851)
Impairment on financial assets (net)	(2,941)	(1,903)	(1,457)	(821)	(728)

Net operating income	6,151	7,303	5,545	9,104	8,269
Impairment on other assets (net)	(45)	(13)	(12)	(0)	(234)
Gains (losses) in written off assets not classified as non-current assets held for sale	72	13	956	51	335
Gains (losses) in non-current assets held for sale not classified as discontinued operations	748	1,191	541	217	59

Income before tax	6,926	8,494	7,030	5,592	4,137
Income tax	(1,541)	(2,079)	(2,059)	(1,521)	(1,029)

Income from ordinary activities	5,385	6,415	4,971	4,071	3,108
Income from discontinued operations (net)	—	—	—	—	—

Net income	5,385	6,415	4,971	4,071	3,108
Net income attributed to parent company	5,020	6,126	4,736	3,806	2,923
Profit or loss attributed to minority interest	365	289	235	264	186

Per share/ADS(2) Data
Net operating income(2)	1.66	2.03	1.63	2.68	2.45
Numbers of shares outstanding (at period end)	3,747,969,121	3,747,969,121	3,551,969,121	3,390,852,043	3,390,852,043
Net income attributed to the parent company(3)	1.35	1.70	1.39	1.12	0.87
Dividends declared	0.501	0.733	0.637	0.531	0.442

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	As previously explained and explained in Note 1.3 to our Consolidated Financial Statements, income statement and income statement derived information for the years 2007, 2006, 2005 and 2004 have been restated taking into account the financial statements models established in Bank of Spain Circular 6/2008 and are not comparable with the BBVA Group’s income statement information for each of the years 2007, 2006, 2005 and 2004 contained in previous annual reports on Form 20-F prepared under other formats. The principal differences between our consolidated income statements prepared taking into account the financial statements models established in Bank of Spain Circular 6/2008 and our consolidated income statement prepared prior to the implementation of the Bank of Spain Circular 6/2008 are described below and in Appendix VIII to the Consolidated Financial Statements.

(2)	Each American Depositary Share (“ADS” or “ADSs”) represents the right to receive one ordinary share.

(3)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period (3,706 million 3,594 million, 3,406 million, 3,391 million and 3,369 million shares in 2008, 2007, 2006, 2005 and 2004, respectively).

EU-IFRS (*)

	Year Ended December, 31
	2008	2007(1)	2006(1)	2005(1)	2004(1)
	(In millions of euros, except %)

Consolidated balance sheet data
Total assets	542,650	501,726	411,663	392,389	329,441
Capital stock	1,837	1,837	1,740	1,662	1,662
Loans and receivables (net)	369,494	337,765	279,658	249,397	196,892
Deposits from customers	255,236	219,610	186,749	183,375	150,726
Marketable debt securities and subordinated liabilities	121,144	117,909	100,079	76,565	57,809
Minority interest	1,049	880	768	971	738
Stockholders’ equity	26,586	24,811	18,209	13,034	10,961
Consolidated ratios
Profitability ratios:
Net interest income(2)	2.26%	2.09%	2.06%	1.68%	2.20%
Return on average total assets(3)	1.04%	1.39%	1.26%	1.12%	0.97%
Return on average equity(4)	21.5%	34.2%	37.6%	37.0%	33.2%
Credit quality data
Loan loss reserve	7,505	7,144	6,424	5,589	4,622
Loan loss reserve as a percentage of total loans and receivables (net)	2.03%	2.12%	2.30%	2.24%	2.35%
Substandard loans	8,540	3,366	2,500	2,347	2,202
Substandard loans as a percentage of total loans and receivables (net)	2.31%	1.00%	0.89%	0.94%	1.12%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	As previously explained and explained in Note 1.3 to our Consolidated Financial Statements, balance sheet and balance sheet derived information as of December 31, 2007, 2006, 2005 and 2004 have been restated taking into account the financial statements models established in Bank of Spain 6/2008 and are not comparable with the BBVA Group’s balance sheet as of December 31, 2007, 2006, 2005 and 2004 contained in previous annual reports on Form 20-F prepared under other formats. The principal differences are described in Appendix VIII to the Consolidated Financial Statements.

(2)	Represents net interest income as a percentage of average total assets.

(3)	Represents net income as a percentage of average total assets.

(4)	Represents net income attributed to parent company as a percentage of average stockholders’ equity.

Previous format financial statements

As explained previously, the format of the consolidated balance sheet, consolidated income statement, consolidated statement of recognized income and expense and consolidated statements of cash flows presented above and in the Consolidated Financial Statements differs from the presentation criteria of the consolidated financial statements included in the 2007 20-F and 2006 20-F because the former were prepared in accordance with the models contained in Bank of Spain Circular 6/2008.

The main differences between the income statements financial statement models set out in Circular 6/2008 of the Bank of Spain and the formats included in the Group’s consolidated financial statements at December 31, 2007, 2006, 2005 and 2004 are as follows:

	Year Ended December 31,
	2007	2006	2005	2004
	(In millions of euros)

Previous Format:
Net interest income	9,769	8,374	7,208	6,160
Gross income	18,133	15,700	13,023	11,121
Net operating income	10,544	8,883	6,823	5,591
Income before tax	8,495	7,030	5,591	4,137
Income from continuing operations	6,415	4,971	4,070	3,108
Consolidated income for the year	6,415	4,971	4,070	3,108
Income attributed to the Group	6,126	4,736	3,806	2,923
Income attributed to minority interest	289	235	264	186

	Year Ended December 31,
	2007	2006	2005	2004
	(In millions of euros)

New Format:
Net interest income	9,628	8,138	7,084	6,110
Gross income	17,271	15,143	12,810	11,102
Net operating income	7,303	5,545	9,104	8,269
Income before tax	8,494	7,030	5,592	4,137
Income from ordinary activities	6,415	4,971	4,071	3,108
Net income	6,415	4,971	4,071	3,108
Net income attributed to parent company	6,126	4,736	3,806	2,923
Profit or loss attributed to minority interest	289	235	264	186

Consolidated income statement:  in contrast to the model consolidated income statement used in the consolidated financial statements included in the 2007 20-F and 2006 20-F, the consolidated income statement presented above and in the Consolidated Financial Statements:

•	Includes new margin called “Net interest income” representing the difference between “Interest and similar income” and “Interest expense and similar charges”. Both captions include income and expenses of this nature arising on the insurance business and on non-financial activities.

•	As explained in the previous paragraph dealing with “Interest income” and “Interest expense”, income and expense arising on the Group’s insurance activities are no longer offset. Rather, they are now recognized in the corresponding income or expense captions of the consolidated income statement, with the resulting effect on each of the margins and on the captions comprising that statement.

•	The new “Gross income” is similar to the previous “Gross income” except for the fact that it includes other operating income and expense which previously did not form part of the ordinary margin. In addition, the new model includes interest income and charges arising on non-financial activities (see letter g, below) and comprises other items previously recognized under “Other gains” and “Other losses”.

•	Eliminates the headings “Sales and income from the provision of non-financial services” and “Cost of sales”. These amounts are now recognized primarily under “Other operating income” and “Other operating expenses”.

•	Includes in “Staff expenses” and “General and administrative expenses” amounts previously recognized under “Other gains” and “Other losses” in the earlier model.

•	“Impairment losses (net)” is now divided into two headings: “Impairment on financial assets (net)”, which comprises net impairment on the financial assets other than equity instruments classified as shareholdings; and “Impairment on other assets (net)”, which includes net impairment losses on equity instruments classified as shareholdings and on non-financial assets.

•	Eliminates the headings “Financial income from non-financial activities” and “Financial expense from non-financial activities.” These amounts are now recognized under “Interest and similar income” and “Interest expenses and similar charges”, respectively, in the consolidated income statement.

•	Changes “Net operating income”. These measures of profit mainly differ in that includes the financial interest income and expense arising on the Group’s non-financial activity, net impairment on financial instruments and net provisions, as well as the amounts previously recognized under “Other gains” and “Other losses” in the earlier statement format.

•	Does not include “Other gains” and “Other losses,” instead creating the following new headings: “Gains (losses) in written off assets not classified as non-current assets held for sale,” “Negative goodwill” and “Gains (losses) in non-current assets held for sale not classified as discontinued operations” which comprise, basically, the captions that previously formed part of the two eliminated headings mentioned above.

U.S. GAAP Information

	Year Ended December 31,
	2008	2007	2006	2005	2004
		(In millions of euros, except per share/ ADS data (in euros) or as otherwise indicated)

Consolidated statement of income data
Net income	4,070	5,409	4,972	2,018	3,095
Basic earnings per share/ADS(1)(2)	1.098	1.505	1.460	0.595	0.918
Diluted earnings per share/ADS(1)(2)	1.098	1.505	1.460	0.595	0.918
Dividends per share/ADS (in dollars)(1)(2)(3)	0.652	1.011	0.807	0.658	0.552
Consolidated balance sheet data
Total assets(4)	549,574	510,569	420,971	401,799	314,350
Stockholders’ equity(4)	32,744	35,384	30,461	25,375	23,465
Basic stockholders’ equity per share/ADS(1)(2)	8.84	9.85	8.94	7.48	6.96
Diluted stockholders’ equity per share/ADS(1)(2)	8.84	9.85	8.94	7.48	6.96

(1)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period.

(2)	Each ADS represents the right to receive one ordinary share.

(3)	Dividends per share/ADS are converted into dollars at the average exchange rate for the relevant year, calculated based on the average of the noon buying rates for euro from the Federal Reserve Bank of New York on the last date in respect of which such information is published of each month during the relevant period.

(4)	At the end of the reported period.

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

Year Ended December 31	Average(1)

2004	1.2478
2005	1.2400
2006	1.2661
2007	1.3797
2008	1.4695
2009 (through March 27)	1.2924

(1)	The average of the noon buying rates for the euro on the last published date in respect of which such information is in each month during the relevant period.

Month Ended	High	Low

September 30, 2008	1.4737	1.3939
October 31, 2008	1.4058	1.2446
November 30, 2008	1.3039	1.2525
December 31, 2008	1.4358	1.2634
January 31, 2009	1.3946	1.2804
February 28, 2009	1.3064	1.2547
March 31, 2009 (through March 27)	1.3730	1.2549

The noon buying rate for euro from the Federal Reserve Bank of New York, expressed in dollars per €1.00, on March 27, 2009, was $1.3306.

As of December 31, 2008, approximately 33% of our assets and approximately 42% of our liabilities were denominated in currencies other than euro. See Note 2.2.4 to our Consolidated Financial Statements.

For a discussion of our foreign currency exposure, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Market Risk in Non-Trading Activities in 2008 — Structural Exchange Rate Risk”.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks relating to us

Since our loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on our financial condition.

We historically have developed our lending business in Spain, which continues to be our main place of business. As of December 31, 2008, business activity in Spain accounted for 61.4% of our loan portfolio. See “Item 4. Information on the Company — Selected Statistical Information — Loans and Advances to Customer — Loans by Geographic Area”. After rapid economic growth of 3.7% and 3.9% in 2007 and 2006, respectively, the rate of growth in Spanish gross domestic product slowed to 1.2% in 2008 and is expected to contract 2.8% in 2009, according to the Bank of Spain. Because of this, it is expected that economic conditions and employment will continue to deteriorate in 2009, and the rate of growth in gross domestic product, if any, in 2010 will be below that witnessed in 2006 and 2007. Growth forecasts for the Spanish economy are being revised downwards due to lower domestic demand and the impact of the financial crisis. The Spanish economy is affected by the slowdown in global growth, which is especially severe in the most important markets for Spanish goods and services exports, such as the rest of the Euro area. Besides, in these tight international financial market conditions, one of the weaknesses of the Spanish economy is its heightened need for foreign financing, as reflected by the high current account deficit. If the Spanish economy faces difficulties to make the payments associated with this deficit, this will further damage its economic situation.

Our loan portfolio in Spain has been adversely affected by the deterioration of the Spanish economy. For example, substandard loans to other resident sectors in Spain increased in 2008 mainly due to the increase in substandard mortgage loans, which increased sharply to €2,033 million as of December 31, 2008 from €421 million as of December 31, 2007. Substandard loans to real estate and construction customers in Spain increased in 2008 to account for 5.63% of loans in such category. Our total substandard loans to customers in Spain jumped to €5,700 million as of December 31, 2008, compared to €1,590 million as of December 31, 2007, principally due to an increase in substandard loans to customers in Spain generally as a result of the less favorable macroeconomic environment. As a result of the increase in total substandard loans to customers in Spain described above, our total substandard loans to customers in Spain as a percentage of total loans and receivables to customers in Spain increased sharply to 2.73% from 0.78%. Our loan loss reserves to customers in Spain as a percentage of substandard loans to customers in Spain as of December 31, 2008 declined significantly to 66.07% from 213.51% as of December 31, 2007.

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

In the years prior to 2008 the sound economic growth, the strength of the labor market and a decrease in interest rates in Spain caused an increase in the demand for mortgage loans. This had repercussions in housing prices, which rose significantly. After this buoyant period, demand started adjusting more than two years ago, in mid-2006. In the last quarter of 2008 and first months of 2009, supply of new homes has adjusted more sharply in the residential market in Spain, but a significant excess of unsold homes still exist in the market. In the remainder of 2009, we expect housing supply and demand to adjust further, in particular if the current financial situation continues. In addition, in countries where the housing markets have been booming, the ongoing adjustment may intensify. As residential mortgages are one of our main assets, comprising 25%, 26% and 26% of our loan portfolio as of December 31, 2008, 2007 and 2006, respectively, we are currently highly exposed to developments in residential real estate markets. We expect the worsening financial conditions and the deterioration of the economic activity already underway in Spain to intensify the adjustment process in the Spanish real estate sector. As a result, we expect housing prices to decline in the remainder of 2009. Adverse changes in the Spanish real estate sector could have a significant impact on our loan portfolio and, as a result, on our financial condition and results of operations.

Highly-indebted households and corporations could endanger our asset quality and future revenues.

Spanish households and businesses have reached, in recent years, a high level of indebtedness, which represents increased risk for the Spanish banking system. The high proportion of loans referenced to variable interest rates makes debt service on such loans more vulnerable to changes in interest rates than in the past. In fact, the debt burden of the Spanish households on disposable income has increased substantially from 12.4% in 2003 to 16.3% in 2008. Similarly, the debt burden of Spanish corporations has increased from 16% at the end of 2004 to 29% in 2008, according to the Bank of Spain. Highly indebted households and businesses are more likely to be unable to service debt obligations as a result of adverse economic events, which could have an adverse affect on our financial condition and results of operations. In addition, the increase in households’ and businesses’ indebtedness also limits their ability to incur additional debt, decreasing the number of new products we may otherwise be able to sell them and limiting our ability to attract new customers in Spain satisfying our credit standards, which could have an adverse effect on our ability to achieve our growth plans.

Current economic conditions may make it more difficult for us to continue funding our business on favorable terms or at all.

Historically, one of our principal sources of funds has been savings and demand deposits. Time deposits represented 35.8%, 26.7% and 23.3% of our total funding as of December 31, 2008, 2007 and 2006, respectively. Large-denomination time deposits may, under some circumstances, such as during periods of significant changes in market interest rates for these types of deposit products and resulting increased competition for such funds, be a less stable source of deposits than savings and demand deposits. The crisis triggered by the U.S. subprime market has turned out to be deeper and more persistent than expected. Central banks’ interventions have had a limited effect so far. New issuances in wholesale markets have been scarce, expensive and restricted to a few countries, and the interbank markets have limited liquidity, in particular after the Lehman Brothers collapse. The global economic environment is particularly adverse, with a worsening financial crisis that is spreading to previously-unaffected countries and areas of the economy. Governments around the world are implementing ambitious fiscal expansion programs, trying to boost their economies. Announcements in January 2009 amount to a substantial fiscal stimulus for the global economy. Fiscal policy may offer the best chance to limit economic deterioration, but execution risks are large. In this context, we cannot assure you that we will be able to continue funding our business or, if so, maintain our current levels of funding without incurring higher funding costs or having to liquidate certain of our assets.

We face increasing competition in our business lines.

The markets in which we operate are highly competitive. Financial sector reforms in the markets in which we operate have increased competition among both local and foreign financial institutions, and we believe that this trend will continue. In addition, the trend towards consolidation in the banking industry has created larger and stronger banks with which we must now compete, some of which have recently received public capital.

We also face competition from non-bank competitors, such as:

•	department stores (for some credit products);

•	automotive finance corporations;

•	leasing companies;

•	factoring companies;

•	mutual funds;

•	pension funds; and

•	insurance companies.

We cannot assure you that this competition will not adversely affect our business, financial condition, cash flows and results of operations.

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

Since approximately 69% of our loan portfolio consists of variable interest rate loans maturing in more than one year, our business is particularly vulnerable to volatility in interest rates.

Our financial statements and periodic disclosure under securities laws may not give you the same information as financial statements prepared under U.S. accounting rules and periodic disclosures provided by domestic U.S. issuers.

Publicly available information about public companies in Spain is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States. In addition, although we are subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934 (the “Exchange Act”), the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Finally, we maintain our financial accounts and records and prepare our financial statements in conformity EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which differs in certain respects from U.S. GAAP, the financial reporting standard to which many investors in the United States may be more accustomed. See Note 58 of the Consolidated Financial Statements for the presentation of our stockholders’ equity and net income reconciled to U.S. GAAP.

We have a substantial amount of commitments with personnel considered wholly unfunded due to the absence of qualifying plan assets.

Our commitments with personnel which are considered to be wholly unfunded are recognized under the heading “Provisions — Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets. These amounts include “Post-employment benefits”, “Early Retirements” and “Post-employment welfare benefits”, which amounted to €2,638 million, €3,437 million and €284 million, respectively, as of December 31, 2008 (€2,683 million, €2,950 million and €300 million, respectively, as of December 31, 2007). These amounts are considered wholly unfunded due to the absence of qualifying plan assets.

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

We are substantially dependant on our Mexican operations, with approximately 39% of our net income attributed to parent company in 2008 being generated in Mexico. We face several types of risks in Mexico which could adversely affect our banking operations in Mexico or the Group as a whole. Given the internationalization of the financial crisis, the Mexican economy is feeling the effects of the global crisis and the adjustment process that was underway is accelerating. This process has intensified since the end of the third quarter of 2008 and we expect it to continue at least during the first half of 2009 through a lower growth rate in production and employment. The initial effects are in manufacturing and in those areas with a greater degree of exposure to the international environment, although internal demand is also showing clear signs of moderation. We cannot rule out the possibility that in a more unfavorable environment for the United States or otherwise growth in Mexico would be negative in 2009.

Our mortgage and especially our consumer loan portfolio in Mexico started showing higher delinquency rates and, if there is a persistent increase in unemployment rates, which could arise if there is a more pronounced slowdown in the United States, it is likely that such rates will further increase.

In addition, price regulation and competition could squeeze the profitability of our Mexican subsidiary. For example, in order to increase competition and to deepen credit, Mexican financial regulators could elect to introduce price distortions not linked to the true risk premium. If this were to occur, the market share of our Mexican subsidiary could decrease given its risk management standards.

Finally, political instability or social unrest could weigh on the economic outlook, which could increase economic uncertainty and capital outflows.

Any of these risks or other adverse developments in laws, regulations, public policies or otherwise in Mexico may adversely affect the business, financial condition, operating results and cash flows of our Mexican subsidiary or the Group as a whole.

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

While we seek to mitigate these risks through what we believe to be conservative risk policies, no assurance can be given that our Latin American subsidiaries’ growth, asset quality and profitability will not be further affected by volatile macroeconomic conditions in the Latin American countries in which we operate.

Latin American economies can be directly and negatively affected by adverse developments in other countries.

Financial and securities markets in Latin American countries in which we operate, are to varying degrees, influenced by economic and market conditions in other countries in Latin America and beyond. Negative developments in the economy or securities markets in one country may have a negative impact on other emerging market economies. These developments may adversely affect the business, financial condition, operating results and cash flows of our subsidiaries in Latin America. In particular, the current international financial crisis is starting to have a negative impact on Latin American markets as commodities prices have declined significantly and risk premiums and funding costs have increased. If the global financial crisis continues and, in particular, if the effects on the Chinese and U.S. economies intensify the business, financial condition, operating results and cash flows of our subsidiaries in Latin America are likely to be materially adversely affected.

We are exposed to foreign exchange and, in some instances, political risks as well as other risks in the Latin American countries in which we operate, which could cause an adverse impact on our business, financial condition, results of operations.

We operate commercial banks in nine Latin American countries and our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We are confronted with different legal and regulatory requirements in many of the jurisdictions in which we operate. These include, but are not limited to, different tax regimes and laws relating to the repatriation of funds or nationalization of assets. Our international operations may also expose us to risks and challenges which our local competitors may not be required to face, such as exchange rate risk, difficulty in managing a local entity from abroad, and political risk which may be particular to foreign investors. Our presence in these markets requires us to respond to rapid changes in market conditions in these countries. We cannot assure you that we will continue to succeed in developing and implementing policies and strategies that are effective in each country in which we operate or that any of the foregoing factors will not have a material adverse effect on our business, financial condition and results of operations.

Regulatory changes in Latin America that are beyond our control may have a material effect on our business, financial condition, results of operations and cash flows.

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

In 2008, we further increased our ownership interest in members of the CITIC Group, a Chinese banking group, by increasing our stake in CITIC International Financial Holdings Ltd (“CIFH”) up to 29.7% and China

CITIC Bank (“CNCB”) up to 10.07%. CIFH is a banking entity headquartered in Hong Kong and previously listed on the Hong Kong stock exchange. See “Item 4. Information on the Company — Business Overview — Global Businesses (Wholesale Banking and Asset Management)”.

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

Any of these developments could have a material adverse effect on our investments in Asia or the business, financial condition, results of operations and cash flows of the Group.

Our continued expansion in the United States increases our exposure to the U.S. market.

Our expansion in the United States makes us more vulnerable to developments in this market, particularly the real estate market. In the years prior to 2008, the sound economic growth, the strength of the labor market and a decrease in interest rates in the United States caused an increase in the demand for mortgage loans. This had repercussions in housing prices, which also rose significantly. During the summer of 2007, the difficulties experienced by the subprime mortgage market triggered a real estate and financial crisis, which has significant affected the real economy and which has resulted in significant by volatility and uncertainty in markets and economies around the world. As we have acquired entities in the United States, particularly Compass, our exposure to the U.S. market has increased. In addition, adverse changes to the U.S. economy in general, or the U.S. real estate market in particular, has had and could continue to have a material adverse effect on the business, financial condition, results of operations and cash flows of our subsidiary Compass, which could negatively affect to our expected returns on our acquisition of Compass.

Regulatory risks

Governmental responses to recent market disruptions may be inadequate and may have unintended consequences.

In response to recent market disruptions, legislators and financial regulators have taken a number of steps to stabilize the financial markets. These steps have included various fiscal stimulus programs and the provision of direct and indirect assistance to distressed financial institutions, assistance by banking authorities in arranging acquisitions of weakened banks and broker/dealers, implementation of various programs by regulatory authorities to provide liquidity to various credit markets and temporary prohibitions on short sales of certain financial institution securities. Additional legislative and regulatory measures are under consideration in various countries around the world, including, for example in the United States, where measures with respect to modifications of residential mortgages and an overhaul of the financial regulatory framework are under consideration. The overall effects of these and other legislative and regulatory efforts on the financial markets are uncertain and may not have the intended stabilization effects. In addition to these actions, various regulatory authorities in member states of the European Union and the United States have taken regulatory steps to support financial institutions, to guarantee deposits and to seek to stabilize the financial markets. Should these or other legislative or regulatory initiatives fail to stabilize the financial markets, our business, financial condition, results of operations, cash flow and business plans could be adversely affected.

In addition, while these measures have been taken to support the markets, they may have unintended consequences on the global financial system or our businesses, including reducing competition, increasing the general level of uncertainty in the markets or favoring or disfavoring certain lines of business, institutions or depositors. We cannot predict the effect of any regulatory changes resulting from recent market disruptions and any such changes can have a material adverse effect on our business, financial condition, results of operations, cash flow and business plans.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal name is Banco Bilbao Vizcaya Argentaria, S.A. BBVA’s predecessor bank, (BBV), was incorporated in Spain as a limited liability company (a sociedad anónima or “S.A.”) under the Spanish Corporations Law on October 1, 1988. BBVA was formed as the result of a merger by absorption of Argentaria into BBV that was approved by the shareholders of each institution on December 18, 1999 and registered on January 28, 2000. It conducts its business under the commercial name “BBVA”. BBVA is registered with the Commercial Registry of Vizcaya (Spain). It has its registered office at Plaza de San Nicolás 4, Bilbao, 48005, Spain, telephone number +34 91 3746201. BBVA’s agent in the U.S. for U.S. federal securities law purposes is José María García Meyer (15 South 20th Street, Birmingham, AL 35233, telephone number + 1(205) 297 -3000 and fax number +1(205) 297-3116). BBVA is incorporated for an unlimited term.

Recent Developments

Directors of Banco de Crédito Local de España, S.A. and BBVA Factoring E.F.C., S.A. (both sole shareholder companies), in their respective board meetings held on January 26, 2009, and Banco Bilbao Vizcaya Argentaria, S.A., in its board meeting of January 27, 2009, approved the proposal to merge Banco de Crédito Local de España, S.A. and BBVA Factoring E.F.C., S.A. into Banco Bilbao Vizcaya Argentaria, S.A. and the subsequent transfer all of their assets and obligations to BBVA.

The merger agreement was approved at the annual general meeting of shareholders on March 13, 2009.

Capital Expenditures

Our principal investments are financial: subsidiaries and affiliates. The main capital expenditures from 2006 to the date of this Annual Report were the following:

2008

During 2008, there were no significant changes in the Group, except for the merger of our banking subsidiaries in Texas (Laredo National Bank, Inc., Texas National Bank, Inc., and State National Bank, Inc.) into Compass.

In 2008, we further increased our ownership interest in members of the CITIC Group, a Chinese banking group, by increasing our stake in CIFH up to 29.7% and CNCB up to 10.07%. CIFH is a banking entity headquartered in Hong Kong and previously listed on the Hong Kong stock exchange. Pursuant to an agreement between us and Gloryshare Investments Limited (the controlling shareholder of CIFH), CIFH’s shares were delisted from the Hong Kong Stock Exchange on November 5, 2008.

2007

On February 16, 2007, BBVA entered into a definitive agreement to acquire 100% of the share capital of Compass, an American banking group previously listed on NASDAQ, which conducts its main business activity in Alabama, Texas, Florida, Arizona, Colorado and New Mexico. On September 7, 2007, after obtaining the mandatory authorizations, we acquired 100% of the share capital of Compass. The consideration paid to former Compass stockholders for the acquisition was $9,115 million (€6,672 million). We paid $4,612 million (€3,385 million) in cash and delivered 196 million newly-issued shares.

In September 2007, we increased our ownership interest in Metropolitan Participations, S.L. to 40.67%, with an investment of €142 million.

On January 3, 2007, pursuant to the agreement entered into on June 12, 2006, and after obtaining the mandatory authorizations, we closed the transaction to purchase State National Bancshares Inc. (“State National Bancshares”), an American banking group based in Texas, with an investment of $488 million (€378 million).

On December 22, 2006, we reached an agreement with CITIC Group to develop a strategic alliance in the Chinese market. In March 2007, in accordance with this agreement we acquired 4.83% of CNCB with an investment of €719 million. We also acquired a purchase option that permitted us to acquire up to 9.9% of the capital of the bank. Additionally we acquired a 14.58% ownership interest in CIFH. The price for this ownership interest was €483 million.

2006

On November 30, 2006 we acquired all the shares of Maggiore Fleet S.p.A., an Italian vehicle rental company, for €70.2 million. Goodwill of €35.7 million arose from this acquisition.

On November 10, 2006, pursuant to the agreement entered into on June 12, 2006 and after obtaining the mandatory authorizations, we acquired Texas Regional Bancshares through an investment of $2,141 million (€1,674 million). The goodwill recognized as of December 31, 2006 amounted to €1,257 million.

On July 28, 2006, we acquired 100% ownership of Uno-E Bank, S.A (“Uno-E”). The process to acquire all of Uno-E shares commenced on January 10, 2003 when Telefónica España, S.A., pursuant to the agreement entered into by Terra Networks, S.A. (subsequently merged into Telefónica España, S.A.) and BBVA, proceeded on January 10, 2003 to start selling to BBVA its 33% ownership interest in Uno-E for an aggregated amount of €148.5 million.

In May 2006, we acquired a 51% ownership interest in Forum, a Chilean company specializing in car purchase financing, through the Chilean entities Forum Distribuidora, S.A. and Forum Servicios Financieros, S.A. (which in turn own all the shares of ECASA, S.A.), giving rise to the incorporation of BBVA Financiamiento Automotriz. The goodwill recognized as of December 31, 2006 as a result of this transaction amounted to €51 million.

On March 3, 2006, we purchased 0.43% of BBVA Chile’s share capital for 2,318 million Chilean pesos (€3.7 million), increasing our share capital in BBVA Chile to 67.05%. As our share capital in BBVA Chile is higher than two thirds of BBVA Chile’s total share capital, we, in compliance with Chilean legislation, launched a public tender offer for all of BBVA Chile’s share capital. The public tender offer was effective from April 3, 2006 to May 2, 2006. After the acceptance of the public tender offer by 1.13% of BBVA Chile’s outstanding shares, our share capital in BBVA Chile increased to 68.18%.

Capital Divestitures

Our principal divestitures are financial, in subsidiaries and in affiliates. The main capital divestitures from 2006 to the date of this Annual Report were the following:

2008

In March, 2008, we sold our 5.01% interest in the Brazilian bank, Banco Bradesco, S.A. (“Bradesco”) to Bradesco’s principal shareholders, Cidade de Deus — Companhia Comercial de Participaçoes and Fundaçao Bradesco, for a market price of €863 million. This sale gave rise to a gain of €727 million.

2007

In February 2007, we sold our 5.01% capital share in Iberdrola, S.A. This sale gave rise to a gain of €883 million.

2006

On June 14, 2006, we sold our 5.04% capital share in Repsol YPF, S.A. (“Repsol”). The selling procedure was executed through the closing and settlement of hedging equity swaps previously contracted. This sale gave rise to a gain of €523 million.

On May 19, 2006, we sold our ownership interest in the share capital of Banca Nazionale del Lavoro, S.p.A. (“BNL”) to BNP Paribas, for a price of €1,299 million following our adhesion on May 12, 2006, as shareholder of

BNL, to the public tender offer launched by BNP Paribas to acquire 100% of BNL’s capital. The sale gave rise to a gain of €568 million.

On April 5, 2006, we sold our ownership interest of 51% in the share capital of Banc Internacional d’Andorra, S.A. (“Andorra”) to the rest of the shareholders of the entity, the Andorran founding partners of the bank, for a price of €395 million.

B.	Business Overview

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have a portfolio of investments in some of Spain’s leading companies.

Business Areas

During 2007 and for purposes of the consolidated financial statements included in the 2007 20-F BBVA’s organizational structure was divided into the following five business areas: Spain and Portugal; Global Businesses; Mexico and the United States; South America; and Corporate Activities. In December 2007, BBVA’s board of directors approved a new organizational structure for the BBVA Group, which was implemented as of January 1, 2008 and is the basis for the financial statements included herein: Spain and Portugal; Global Businesses (also named Wholesale Banking and Asset Management); Mexico; the United States; South America; and Corporate Activities. The transition from the 2007 Business Areas to the 2008 Business Areas has affected principally the Mexico and United States business area, which is now split into respective business areas and the Spain and Portugal area and the Global Businesses area which exchanged certain portfolios and units. The financial information for our business areas as of and for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 presented in this Annual Report on Form 20-F have been prepared on a uniform basis, consistent with our organizational structure in 2008 in order to provide a period-on-period comparison. Due to the adoption of the new organizational structure, BBVA’s financial information by business area included in this Annual Report on Form 20-F is not directly comparable to its financial information by business area included in the 2007 20-F.

In 2008, the Group focused its operations on six major business areas: which are further broken down into business units, as described below:

•	Spain and Portugal

•	Spanish retail network

•	Corporate and business banking

•	Other units: Consumer finance, European insurance, BBVA Portugal and Dinero Express

•	Global Businesses (Wholesale Banking and Asset Management)

•	Corporate and investment banking

•	Global markets

•	Asset management

•	Industrial and real estate holdings

•	Asia

•	Mexico

•	Banking businesses

•	Pensions and insurance

•	The United States

•	BBVA Compass banking group

•	Other units: BBVA Puerto Rico, BTS and BBVA Bancomer USA

•	South America

•	Banking businesses

•	Pensions and insurance

•	Corporate Activities

The foregoing description of our business areas is consistent with our current internal organization. The financial information for our business areas for 2008, 2007 and 2006 presented below has been prepared on a uniform basis, consistent with our organizational structure in 2008. Unless otherwise indicated, the financial information provided below for each business area does not reflect the elimination of transactions between companies within one business area or between different business areas, since we consider these transactions to be an integral part of each business area’s activities.

The following table sets forth information relating to net income attributed to parent company for each of our business areas for the years ended December 31, 2008, 2007 and 2006:

	Income/(loss) Attributed to the			% of Income/(loss) Attributed to
	Parent Company			Parent Company
	Year Ended December 31,
	2008	2007	2006	2008	2007	2006
	(In millions of euros)

Spain and Portugal	2,625	2,381	1,884	52%	39%	40%
Global Businesses (Wholesale Banking and Asset Management)	754	896	859	15%	15%	18%
Mexico	1,938	1,880	1,711	39%	31%	36%
The United States	211	203	64	4%	3%	1%
South America	727	623	509	14%	10%	11%

Subtotal	6,255	5,983	5,027	125%	98%	106%

Corporate Activities	(1,235)	143	(291)	(25)%	2%	(6)%

Net income attributed to parent company	5,020	6,126	4,736	100%	100%	100%

The following table sets forth information relating to net interest income for each of our business areas for the years ended December 31, 2008, 2007 and 2006.

	Net Interest Income
	Year Ended December 31,
	2008	2007	2006
	(In millions of euros)

Spain and Portugal	4,828	4,391	3,800
Global Businesses (Wholesale Banking and Asset Management)	745	(7)	18
Mexico	3,716	3,505	3,220
The United States	1,332	763	280
South America	2,199	1,746	1,376

Subtotal	12,820	10,398	8,694

Corporate Activities	(1,134)	(770)	(556)

Net interest income	11,686	9,628	8,138

Spain and Portugal

The Spain and Portugal business area focuses on providing banking services and consumer finance to private individuals and businesses in Spain and Portugal.

The business units included in the Spain and Portugal business area are:

•	Spanish Retail Network: manages individual customers, high net-worth individuals and small companies and businesses in the Spanish market;

•	Corporate and Business Banking: manages business with small and medium enterprises (“SMEs”), large companies, institutions and developers in the Spanish market;

•	Consumer Finance;

•	European Insurance: manages the insurance business in Spain and Portugal;

•	BBVA Portugal: manages the banking business in Portugal; and

•	Dinero Express: specializes in the immigrant segment.

The principal figures relating to this business area as of December 31, 2008 and December 31, 2007 were:

•	Total net lending was €199,297 million, as of December 31, 2008, an increase of 0.4% from €198,524 as of December 31, 2007, reflecting the significant slowdown in lending growth in Spain.

•	Total customer deposits were €100,893 million as of December 31, 2008 compared to €91,546 million as of December 31, 2007, an increase of 10.2%.

•	Mutual funds under management were €31,270 million as of December 31, 2008, a decrease of 26.4% from €42,469 million as of December 31, 2007, reflecting declines in portfolio volumes and withdrawals of mutual fund assets.

•	Pension fund assets under management were €9,603 million as of December 31, 2008, a decrease of 4.7% from €10,072 million as of December 31, 2007.

Spanish Retail Network

The Spanish Retail Network unit services the financial and non-financial needs of households, professional practices, retailers and small businesses. It also manages the high-net-worth segment of private customers. As of December 31, 2008, the loan portfolio of this unit was €100,906 million and customer funds were €112,528 million.

In order to offer better customer service, in 2008 we engaged in a thorough reorganization process of the commercial network, making it possible for us to increase our commercial capacity and work more closely with our customers. To this end, each group of offices has been given a pool of managers specialized in given units, and the quality of the operating processes has been improved by concentrating these administrative tasks in Retail Banking Centers, thereby enhancing our efficiency.

In 2008, we launched several new products and promotions aimed at the Spanish retail customer, including loans with pre-authorized limits for the self-employed and mortgage loans directed towards younger customers. In 2008, we also carried out the Ven a Casa-200 campaign whereby we offered €200 per month for one year to customers who transfered their mortgage from one of our competitors to us. We also offered a wide variety of deposits to our existing customers, including BBVA Depósito Doble (Double Deposit), the Depósito Creciente BBVA (Growing Deposit) and the Depósito Fortaleza (Strength Deposit) and broadened our range of guaranteed products to include BBVA Top 4, BBVA Top 5, BBVA Inflation and Fondplazo 2009 B.

BBVA Patrimonios, directly manages high net worth private clients, and has continued to increase its range of products particularly those products designed for business people who are also clients of the corporate and business banking unit. BBVA Patrimonios has also launched new products related to (structured) deposits as well as lending (portfolio-financing plan). In addition, it has opened two new wealth management centers, in the Canary Islands and Galicia. In the family office sphere, tourism projects have been approved within the Real Estate México I, II and III mutual funds, and rights have been issued by these funds. In addition, BBVA Patrimonios has provided its clients with many investment opportunities in the solar energy industry.

BBVA Patrimonios launched the Más Cobertura Profesional (More Professional Coverage) insurance plan, which provides disability coverage for independent contractors and risk coverage with the three-year Stockpyme plan for small businesses, as well as the PoS Voucher for merchants and the Compromiso Negocios (Business Commitment) and Compromiso Autónomos (Independent Contractor Commitment) plans.

Corporate and Business Banking

The Corporate and Business Banking unit manages our business with SMEs, large companies and institutions in the Spanish market through specialized networks. As of December 31, 2008, the loan portfolio had risen 1.8% to €87,651 million and customer funds increased 6.8% from December 31, 2007 to €31,292 million.

In the sphere of corporate and business banking, we have marketed new lines of financing in collaboration with the Instituto de Crédito Oficial (“ICO”), including the ICO SME 2008 Line, and the range of products related to risk coverage has been broadened. The most noteworthy of the new products and services include financing for solar energy facilities (leasing and renting), new types of payment cards including Ingreso Express (Express Entry), Tarjeta Recarga Empresas (Business Recharge Card) and Tarjeta Solred Empresas (Business Solred Card), new solutions in electronic banking such as factoring and Autocobro Express (Express Auto-Collection), and nonfinancial services for enterprises (BBVA Solutions Catalog): Activo a RRHH (Human Resources Assets), management subsidies for innovation, environmental consulting and Solium and new forms of customer relationships (such as the Premium Human Resources Program and Enterprise Newsletter).

Consumer Finance

This unit manages online banking, consumer finance, credit cards and leasing plans. These activities are conducted by Uno-e, Finanzia and other companies in Spain, Portugal and Italy.

In Consumer Finance, we have acquired 50% of Rentrucks, an industrial vehicle rental company, complementing our business renting and financing business. In terms of forms of payment, we have launched a credit card for Inditex Portugal, the first co-branded card launched by BBVA outside of Spain. In terms of deposit-related products, we launched a promotion featuring a cash refund of 20% of the payroll of current and new clients who domicile their payroll and three receipts, with the advantages of an account without fees and with all transaction services. We have also launched several new deposit products with varying maturity and interest rate features.

European Insurance

Our European Insurance unit’s activities are conducted through various insurance companies that provide direct insurance, reinsurance and insurance brokering services in Spain and Portugal and market products for different types of customers (private individuals, SMEs, retailers, professional service firms and providers and self-employed individuals) through this unit’s branch offices.

The European Insurance unit has broadened its portfolio of products in 2008, both in non-life insurance, with the launching of the BBVA Auto Insurance and Family Protection insurance and Más Cobertura Profesional (More Professional Coverage), as well as life-savings insurance, with the Systematic Savings Plans, individual savings products with tax advantages, and variable yield income products, which offer yields according to the market situation at any given time, with a guaranteed minimum.

BBVA Portugal

BBVA Portugal manages our banking business in Portugal. As of December 31, 2008, BBVA Portugal’s loan portfolio amounted to €5,736 million, an increase of 15.1% from €4,983 million in 2007, supported by an increase in lending to SMEs. Customer funds increased 16.3%, from December 31, 2007, as customers moved their money from mutual funds to deposits.

Dinero Express

The Dinero Express branch network, which specializes in the immigrant segment in Spain, was set up to attract new customers who make money transfers and to provide them with products and services suited to their needs. It has proved an effective entry point for new customers. As part of a strategy adopted at the start of 2008, BBVA has been gradually closing branches of Dinero Express with the goal of integrating immigrants into the Spanish retail network as an additional customer segment. Although it now has fewer outlets the unit increased the number of money transfers 10% in terms of euro amount transferred to €543 million in 2008 despite unfavorable market conditions associated with the adverse economic situation.

Global Businesses (Wholesale Banking and Asset Management)

The Global Businesses (Wholesale Banking and Asset Management) area focuses on providing services to large international companies and investment banking, capital markets and treasury management services to clients.

The business units included in the Global Businesses (Wholesale Banking and Asset Management) area are:

•	Corporate and Investment Banking: coordinates origination, distribution and management of a complete catalogue of corporate and investment banking products (corporate finance, structured finance, syndicated loans and debt capital markets) and provides global trade finance and global transaction services with coverage of large corporate customers specialized by sector (industry bankers);

•	Global Markets: handles the origination, structuring, distribution and risk management of market products, which are placed through our trading rooms in Europe, Asia and the Americas;

•	Asset Management: designs and manages the products that are marketed through our different branch networks including traditional asset management, alternative asset management and Valanza (the Group’s private equity unit);

•	Industrial and Real Estate Holdings: helps to diversify the area’s businesses with the aim of creating medium- and long-term value through active management of a portfolio of industrial holdings and real estate projects (Anida and the Duch Project);

•	Asia: represents our increased stakes in CIFH in Hong Kong (approximately 30%) and in CNCB (approximately 10%) and our commitment to China as demonstrated by aggregate investments that now exceed €2,000 million.

The principal figures relating to this business area as of December 31, 2008 and December 31, 2007 were:

•	Total net lending was €48,683 million, an increase of 30.4% from €37,337 million as of December 31, 2007.

•	Total customer deposits were €62,568 million as of December 31, 2008 compared to €42,243 million as of December 31, 2007, an increase of 48.1%.

•	Mutual funds under management were €4,014 million as of December 31, 2008, an increase of 65.5% from €2,425 million as of December 31, 2007.

•	Pension fund assets under management were €6,810 million as of December 31, 2008, a decrease of 7.5% from €7,363 million as of December 31, 2007.

Corporate and Investment Banking

Within the Corporate and Investment Banking unit, in 2008 we opened a Frankfurt office, launched the Investment Banking Client for enterprises, institutions and corporations as a mid-term growth project; segmented our global clients at all offices in Europe (Madrid, London, Paris, Milan and Frankfurt) and streamlined the management model of the unit with five differentiated industries. We also implemented a new relationship model in the Asia-Pacific region, with special emphasis on high-value-added products, project finance, and trade finance. In addition, within the Corporate and Investment Banking unit, Global Clients and Investment Banking in America have been reorganized, in order to be closer to customers and place greater emphasis on products, with a matrix structure that combines product managers with the managers responsible for each geographic area.

Through the Global Transaction Services business we launched several new products, technologies and services in Spain and Portugal in 2008, including AutoCobro Express (Express Auto-Collection), e-factoring, Spain-Brussels centralization, file-normalization and double “Token Plus” security for BBVA net cash. In addition, in Portugal we introduced Single Euro Payments Area (“SEPA”) transfers and offered customers the ability to pay taxes and bills through BBVA net cash. In Mexico, Bancomer launched several new products, technologies and services to better serve customers and comply with new Mexican regulations, including TIB 2.0 integral treasury, SIT dispersion, check protection with beneficiary, transparency law-compliant statements, expanded host-to-host and SWIFT services and increased functionality at Bancomer.com. Through the Global Transaction Services business, we also introduced several new products, services and technologies to better serve our customers in Puerto Rico and Colombia.

Global Markets

In 2008, the Global Markets unit demonstrated notable commercial activity in its new treasury desks in Dusseldorf (inaugurated in January 2008), where a team of sales persons provide specialized coverage in market products to institutional clients; and Hong Kong, where market teams have been formed that will broaden the range of global markets services with Asian assets. The commercial activity of the Hong Kong treasury desk has focused primarily on Asian clients, while also servicing clients in Europe and Latin America.

In Latin America in 2008, the Regional Derivatives Center commenced operations and the Riskpyme Latam project has been implemented throughout the region to promote the marketing of derivatives through the Group’s networks as we do in Spain and Mexico. In addition, in Mexico the first listed exchange traded fund (ETF) of the leading companies that are traded on the International Market of Latin American Securities (Latibex) was launched by the Global Markets unit.

Asset Management

In the Asset Management unit, the following product launches were made in 2008: BBVA Bonos Corto Plazo Gobiernos and Fondo Liquidez, which are short-term fixed-income funds; BBVA Estructurado Finanzas BP and BBVA Estructurado Telecomunicaciones BP, which are global funds that primarily target private banking clients and the FTSE 4Good Ibex ETF variable income listed fund. Among the new guaranteed mutual funds offered in 2008, we should stress BBVA Inflación (the first guaranteed fund with the Spanish inflation rate as the underlier), BBVA Elite Protegido, BBVA Top 4 Guaranteed, and BBVA Top 5 Guaranteed, as well as 11 BBVA fixed-income guaranteed funds such as Fon-plazo 2009 and 2009 D and F.

Industrial and Real Estate Holdings

The Industrial and Real Estate Holdings business unit also handles the Group’s real estate business, through the Anida Group, as well as its private equity business.

As of December 31, 2008, the industrial holdings portfolio had latent capital gains of €120 million.

Asia

In 2008 BBVA increased its stake in CIFH of Hong Kong and in CNCB. BBVA has thereby further consolidated its position in the region, reinforcing its commitment to China.

Mexico

The business units included in the Mexico area are:

•	Banking Businesses, and

•	Pensions and Insurance Businesses

The principal figures relating to this business area as of December 31, 2008 and December 31, 2007 were:

•	Total net lending was €25,543 million as of December 31, 2008, a decrease of 5.0% from €26,899 million as of December 31, 2007.

•	Total customer deposits were €29,677 million as of December 31, 2008 compared to €31,408 million as of December 31, 2007, a decrease of 5.5%.

•	Mutual funds under management were €9,180 million as of December 31, 2008, a decrease of 18.1% from €11,214 million as of December 31, 2007.

•	Pension fund assets under management were €7,196 million as of December 31, 2008, a decrease of 16.8% from €8,648 million as of December 31, 2007.

The Mexican peso fell against the euro in 2008, with a resulting negative impact on our consolidated financial statements as of and for the year ended December 31, 2008. See “Item 5. Operating and Financial Review and Prospects— Operating Results — Factors Affecting the Comparability of our Results of Operations and Financial Condition”.

Banking Businesses

Bancomer, our subsidiary in Mexico, has continued to expand its distribution network. In 2008, 20 offices were opened, 761 ATMs and more than 20,000 point-of-sale terminals were installed, special offices were inaugurated for the foreign-client segment, and efforts were made to promote a specialized network for the small-business segment, with ten business centers opened and close to 140 specialized executives dedicated to related activities.

As part of the strategy designed to attract customers’ funds, the now-traditional Libretón (Passbook) promotions were conducted including the, Quincenas del Ahorro (Two-Weeks of Savings), through which record levels of prizes were given away to the bank’s customers. In addition, efforts were made to promote products such as the Winner Card, to encourage saving among young people and children through a commercial partnership with a leading cereal brand. Also noteworthy in 2008 were the promotions aimed at incorporating new payroll accounts, such as a specialized campaign in the small-business segment.

To promote credit, technology-based solutions and products have been launched, intended to facilitate the process for customers, such as Mortgage Banking Remote Sale, immediate service, and telephone advice, which make it possible to channel clients interested in a mortgage loan to specialized offices. For housing promoters, a Multiproduct Simulator has been created which makes it possible to calculate a desired credit for an entire range of mortgage products.

In assets management, B+Real has been launched, which is a fund that seeks to pay yields above inflation, as well as the BBVABRIC fund, which invests in stock markets in Brazil, Russia, India and China. For its part, the investment banking unit has handled an initial public offering on the Mexican Stock Exchange and the refinancing and coverage of a convertible bond of Petróleos Mexicanos.

In 2008, Bancomer conducted an ambitious debt-placement program on local markets, which has included subordinated debt, stock certificates, and securitizations, and has become a point of reference for the Mexican market.

Pensions and Insurance

In Mexico, the BBVA Group operates in the pensions business through Afore Bancomer, in insurance through Seguros Bancomer, in annuities through Pensiones Bancomer and in health through Preventis. The Group’s pensions and insurance unit in Mexico generated net income attributed to parent company of €210 million in 2008, an increase of 35.1% from 2007.

The United States

The business units included in the United States area are:

•	BBVA Compass banking group

•	Other units: BBVA Puerto Rico, BTS and BBVA Bancomer USA

The principal figures relating to this business area as of December 31, 2008 and December 31, 2007 were:

•	Total net lending was approximately €31,066 million as of December 31, 2008, an increase of 18.7% from €26,161 million as of December 31, 2007.

•	Total customer deposits were €26,240 million as of December 31, 2008 compared to €23,784 million as of December 31, 2007, an increase of 10.3%.

The dollar appreciated against the euro in 2008, with a resulting positive impact on our consolidated financial statements as of and for the year ended December 31, 2008. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Factors Affecting the Comparability of our Results of Operations and Financial Condition”.

During 2008, the four U.S. banks of the Group in the sunbelt region have been successfully integrated into the Compass group. In the first quarter of 2008, a legal merger was carried out and State National Bank was integrated into Compass. In the third quarter of 2008, Texas State Bank was integrated into Compass, and in the fourth quarter of 2008 Laredo National Bank was integrated into Compass. Within this process, some 500,000 accounts and 50,000 preferred customers have been integrated into the Compass platform.

In 2008 the Group decided to implement a new brand, BBVA Compass. Moreover, in the fourth quarter of 2008, a new management team was appointed to further the integration of BBVA’s organizational and business model in the United States and continue developing the strategic plan.

A new customer relations program was implemented in 2008, which provides employees information on the opportunities to sell additional products and services to each client by enabling such employees to send clients messages through different channels, in order to carry out cross sales and help ensure customer retention. We have continued to improve the service and the range of products for preferred clients, and we have created a preferred client program for businesses. In addition, a mobile bank program has been launched, using the online banking platform and an electronic check-transfer system has been implemented, making it possible for companies to make deposits without visiting a branch.

BBVA Compass banking group

As of December 31, 2008, BBVA Compass banking group’s loan portfolio had risen 14.2% to €27,982 million from December 31, 2007 and customer funds were €24,712 million (up 4.1% from December 31, 2007).

Other units

BBVA Puerto Rico managed customer loans of €3,023 million as of December 31, 2008, a decrease of 3.7% from December 31, 2007. Customer funds amounted to €1,445 million as of December 31, 2008, an increase of 6.9% from December 31, 2007.

BTS processed €28.4 million transfers during 2008. This was 7.8% more than during 2007. Of these, €22.5 million went to Mexico and 5.8 million to other countries.

BBVA Bancomer USA deposits increased 13.0% as of December 31, 2008 from December 31, 2007 and opened 21,000 new accounts during 2008, handling over 495,000 money transfers.

South America

The South America business area includes the banking, insurance and pension businesses of the Group in South America.

The business units included in the South America business area are:

•	Banking Businesses, including banks in Argentina, Chile, Colombia, Panama, Paraguay, Peru, Uruguay and Venezuela;

•	Pension businesses in Argentina, Bolivia, Chile, Colombia, Ecuador, Peru and Dominican Republic; and

•	Insurance businesses in Argentina, Chile, Colombia, Dominican Republic and Venezuela.

The principal figures relating to this business area as of December 31, 2008 and December 31, 2007 were:

•	Total net lending was €24,475 million as of December 31, 2008, an increase of 12.0% from €21,845 million as of December 31, 2007.

•	Total customer deposits were €29,382 million as of December 31, 2008, an increase of 15.1% from €25,525 million as of December 31, 2007.

•	Mutual funds under management were €1,300 million as of December 31, 2008, a decrease of 24.6% from €1,725 million as of December 31, 2007.

•	Pension fund assets under management were €24,531 million as of December 31, 2008, a decrease of 29.6% from €34,826 million as of December 31, 2007.

Local currencies in South America fell against the euro in 2008, with a resulting negative impact on our consolidated financial statements as of and for the year ended December 31, 2008. See “Item 5. Operating and Financial Review and Prospects— Operating Results — Factors Affecting the Comparability of our Results of Operations and Financial Condition”.

Economic conditions in all the region’s countries were favorable in 2008, which provided for substantially improved key variables in the Latin American financial services industry, most notably profitability and solvency.

The following is a brief description of our operations on a country-by-country basis in the South America business area. The operating results described below refer to each individual unit’s contribution to the South America business area’s operating results, unless otherwise stated.

Banking Businesses

Argentina

BBVA Banco Francés, our subsidiary in Argentina obtained net income attributed to parent company of €140 million in 2008 an increase of 4.2% compared to 2007.

In Argentina, most of the growth of BBVA Banco Francés has taken place as a result of sales of products and services to individuals (personal loans, guaranteed loans, and credit cards); whereas, products and services sold to business custumers, have been primarily related to advance payments, documents, and foreign-trade operations.

Chile

BBVA Chile’s net income attributed to parent company for 2008 amounted to €63 million an increase of 81.4% compared to 2007, due to growth in BBVA Chile’s loan portfolio and the active management of spreads.

Chile had a very dynamic year in the retail-segment, especially in consumer credit and auto financing (including loans to acquire industrial vehicles and the “Instant Purchase” product). In terms of savings, the Plan Preferente Remunerado (Remunerated Preferential Plan), as well as several funds with guaranteed investments, have been launched: Ultradepósito, Top Markets II, Siempre Ganas (which invests in commodities) and Panda II, which invests in China.

Colombia

BBVA Colombia’s net income attributed to parent company for 2008 amounted to €133 million an increase of 25.2% compared to 2007, due to strong growth in its loans portfolio and the active management of spreads.

Sales of retail products have also been fundamental for BBVA Colombia in 2008. BBVA launched the Cuota regalo product in the consumer credit segment which allows the customer to make only 11 payments a year. Nearly 200,000 new credit cards were issued in 2008. In addition, we also launched the VIS mortgage credit in pesos for the mortgage segment and Paquete Blue for the youth segment. At the end of 2008, BBVA Colombia securitized a mortgage portfolio.

Panama

BBVA Panama’s net income attributed to parent company for 2008 was €27 million, an increase of 25.2% compared to 2007.

Paraguay

BBVA Paraguay’s net income attributed to parent company for 2008 was €25 million, an increase of 26.3% compared to 2007.

Peru

BBVA Banco Continental’s net income attributed to parent company for 2008 was €86 million, an increase of 37.0% compared to 2007.

At BBVA Banco Continental de Perú, our Peruvian subsidiary, the priorities in investments in 2008 were credit cards, consumer credit (including auto financing and the Tu préstamo product for low-income workers, as well as Préstamo 60, a 60-month loan) and mortgage loans. In terms deposits, products such as Ahorro Cero Mantenimiento (Zero Maintenance Savings), Tasa Creciente (Growing Rate), Super Tasa (Super Rate), Super Regalo (Super Gift), and the Vuela Vuela and Mundo Sueldo campaigns have been launched.

Uruguay

BBVA Uruguay’s net income attributed to parent company for 2008 was €9 million, an increase of 57.6% compared to 2007.

Venezuela

BBVA Banco Provincial’s net income attributed to parent company for 2008 was €205 million, an increase of 77.4% compared to 2007, due to strong growth in its loan portfolio and the efficient management of costs. BBVA Banco Provincial de Venezuela, our Venezuelan subsidiary, has conducted a policy aimed at raising its profitability and optimizing the cost of resources.

Among lending products, priority has been given to products for private parties, especially consumer credit and credit cards (most notably, the launching of the 365-protection debit card). Regarding savings products, the certificate of deposit product was launched in 2008. This is a short-term instrument aimed at customers who handle large volumes of cash.

Pensions and Insurance

The pensions and insurance unit in South America achieved an income attributed to parent company of €67 million in 2008, a decrease of 43.3% compared to 2007. The decrease was due to the performance of pension funds, which contributed €18 million in 2008, 74.1% less than in the previous year.

In the pension and insurance unit, 2008 was a year of intense commercial activity, which translated into a substantial increase in revenue and policies issued. Alternative selling channels also demonstrated increased importance in 2008, despite the fact that during the year the performance of the financial markets was not favorable, especially for voluntary pension products. Near the end of 2008, the Argentine government nationalized the private pension business in which the BBVA Group participated through Consolidar AFJP, and in the insurance business, we sold our stake in Consolidar Salud.

Corporate Activities

The Corporate Activities area handles the Group’s general management functions. These mainly consist of structural positions for interest rates associated with the euro balance sheet and exchange rates, together with liquidity management and shareholders’ funds.

The business units included in the Corporate Activities business area are:

•	Financial Planning, carried out by the ALCO: administers the Group’s interest- and exchange-rate structure as well as its overall liquidity and shareholders’ funds.

•	Holdings in Industrial and Financial Companies: manages the Group’s investment portfolio in industrial and financial companies applying strict criteria for risk control, economic capital consumption and return on investment, with diversification over different industries.

Financial Planning

ALCO manages the BBVA Group’s overall financing needs and interest and exchange rate risks. ALCO also manages the BBVA Group’s investments and capital resources in an effort to improve the return on capital for our shareholders.

Holdings in Industrial and Financial Companies

This unit manages our investment portfolio in companies operating in the telecommunications, media, electricity, oil, gas and finance sectors, principally Telefónica, S.A. BBVA applies strict requirements to this portfolio regarding risk-control procedures, economic-capital consumption and return on investment, diversifying investments over different sectors. It also applies dynamic monetization and coverage management strategies to holdings.

In 2008, it invested €1,259 million and divested €2,382 million. The largest single transaction was the sale of our 5.01% holding in Bradesco in March 2008 with capital gains of €727 million.

As of December 31, 2008, the market value of the holdings in industrial and financial companies was €4,067 million, with unrealized capital gains of €995 million before tax.

Supervision and Regulation

The Spanish government traditionally has been closely involved with the Spanish banking system, both as a direct participant through its ownership of ICO and as a regulator retaining an important role in the regulation and supervision of financial institutions.

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

Until January 1, 1999, the Bank of Spain was also the sole entity responsible for implementing Spanish monetary policy. For a description of monetary policy since the introduction of the euro, see “— Monetary Policy — General”.

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

Fondo de Garantía de Depósitos

The Fondo de Garantía de Depósitos en Establecimientos Bancarios (“FGD”) (the Guaranted Bank Deposits Fund), which operates under the guidance of the Bank of Spain, guarantees both bank and securities deposits up to €100,000 per customer for each type of deposit, which is the minimum insured amount for all EU member banks. Pursuant to Bank of Spain regulations, the FGD may purchase doubtful loans or may acquire, recapitalize and sell banks that are experiencing difficulties.

The FGD is funded by annual contributions from member banks. The rate of such contributions in 2008 was 0.06% of the year-end amount of bank deposits to which the guarantee extended and 0.06% over the 5% of the securities held on clients’ behalf, in accordance with legislation in effect. Nevertheless, once the capital of the FGD exceeds its requirements, the Minister of Economy may reduce the member banks’ contributions and, when the FGD’s funds exceed the capital requirements by one percent or more of the member banks’ deposits, such contributions may be suspended.

In order to safeguard the stability of its members, the FGD may also receive contributions from the Bank of Spain. As of December 31, 2008, all of the Spanish banks belonging to the BBVA Group were members of the FGD and thus obligated to make annual contributions to it.

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

Liquidity Ratio

In an effort to implement European Union monetary policy, effective January 1, 1999, the ECB and the national central banks of the member states of the European Monetary Union (“EMU”) adopted a regulation that requires banks to deposit an amount equal to two percent of their qualifying liabilities, as defined by the regulation, with the central bank of their home country. These deposits will earn an interest rate equal to the average interest rate of the ESCB. Qualifying liabilities for this purpose include:

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

Capital Requirements

Bank of Spain Circular 3/2008 (“Circular 3/2008”), of 22 May, on the calculation and control of minimum capital requirements, regulates the minimum capital requirements for Spanish credit institutions, on an individual and consolidated groups basis, and sets forth how to calculate capital meeting such requirements, as well as the various internal capital adequacy assessment processes credit institutions should have in place and the information they should disclose to the market.

Circular 3/2008 is the final implementation, for credit institutions, of the legislation on capital and consolidated supervision of financial institutions, which was contained in Law 36/2007, of 16 November, amending Law 13/1985, of 25 May, on the investment ratios, capital and reporting requirements of financial intermediaries, and other financial regulations, which also includes Royal Decree 216/2008, of 15 February, on the capital of financial institutions. Circular 3/2008 also conforms Spanish legislation to Directive 2006/48/EC of the European Parliament and of the Council, of June 14, 2006, and Directive 2006/49/EC of the European Parliament and of the Council, of 14 June 2006. The minimum capital requirements for credit institutions and their consolidated groups were thoroughly revised in both EC directives based on the new Capital Accord adopted by the Basel Committee on Banking Supervision (“Basel II”).

The minimum capital requirements established by Circular 3/2008 are calculated on the basis of the Group’s exposure to (i) credit risk and dilution risk (on the basis of the assets, obligations and contingent exposures and commitments that present these risks, depending on their amounts, characteristics, counterparties, guarantees, etc.);

(ii) to counterparty risk and position and settlement risk in the trading book; (iii) to foreign exchange risk (on the basis of the overall net foreign currency position); and (iv) to operational risk. Additionally, the Group is subject to compliance with the risk concentration limits established in Circular 3/2008 and with the requirements related to corporate governance, internal capital adequacy assessment, measurement of interest rate risk and certain additional public disclosure obligations set forth therein. With a view to guaranteeing compliance with the aforementioned objectives, the Group performs integrated management of these risks, in accordance with its internal policies. See Note 7 to the Consolidated Financial Statements.

As of December 31, 2008, 2007 and 2006, the eligible capital of the Group exceeded the minimum required under the regulations then in force. See Note 31 to the Consolidated Financial Statements.

Under Basel II calculation of the minimum regulatory capital requirements under the new standards, referred to as “Pillar 1”, is supplemented with an internal capital adequacy assessment and supervisory review process, referred to as “Pillar 2”. The Group’s internal capital adequacy assessment process is based on the internal model for the quantification of the economic capital required on the basis of the Group’s overall risk profile. Finally, Basel II standards establish, through what is referred to as “Pillar 3”, strict transparency requirements regarding the information on risks to be disclosed to the market.

Capital Management

New Basel Capital Accord — Basel II — Economic Capital

The Group’s capital management is performed at both the regulatory and economic levels.

Regulatory capital management is based on the analysis of the capital base and the capital ratios (core capital, Tier 1, etc.) using Basel (“BIS”) and Bank of Spain criteria. See Note 31 to the Consolidated Financial Statements.

The aim is to achieve a capital structure that is as efficient as possible in terms of both cost and compliance with the requirements of regulators, ratings agencies and investors. Active capital management includes securitizations, sales of assets, and preferred and subordinated issues of equity and hybrid instruments.

The Bank has obtained the approval of its internal model of capital estimation (“IRB”) in 2008 for certain portfolios.

From an economic standpoint, capital management seeks to optimize value creation at the Group and at its different business units.

The Group allocates economic capital (“CER”) commensurate with the risks incurred by each business. This is based on the concept of unexpected loss at a certain level of statistical confidence, depending on the Group’s targets in terms of capital adequacy. These targets are applied at two levels: the first is core equity, which determines the allocated capital. The Group uses this amount as a basis for calculating the return generated on the equity (“ROE”) in each business. The second level is total capital, which determines the additional allocation in terms of subordinate debt and preference shares. The CER calculation combines lending risk, market risk (including structural risk associated with the balance sheet and equity positions), operational risk and fixed asset and technical risks in the case of insurance companies.

Stockholders’ equity, as calculated under BIS rules, is an important metric for the Group. However, for the purpose of allocating capital to business areas the Group prefers CER. It is risk-sensitive and thus better reflects management policies for the individual businesses and the business portfolio. This procedure anticipates the approach likely to be adopted by the future Basel II rules on capital. These provide an equitable basis for assigning capital to businesses according to the risks incurred and make it easier to compare returns.

To internal effects of management and pursuit of the business areas, the Group realizes a capital allocation to each business area.

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

Legal and Other Restricted Reserves

We are subject to the legal and other restricted reserves requirements applicable to Spanish companies. Please see “— Capital Requirements”.

Allowance for Loan Losses

For a discussion of the Bank of Spain regulations relating to allowances for loan losses and country risk, see “— Selected Statistical Information — “Loan Loss Reserve”.

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

Employee Pension Plans

Under the relevant collective labor agreements, BBVA and some of its subsidiaries provide supplemental pension payments to certain active and retired employees and their beneficiaries. These payments supplement social security benefits from the Spanish state. See Note 2.2.3 and Note 25 to the Consolidated Financial Statements.

Dividends

If a bank meets the Bank of Spain’s minimum capital requirements described above under “— Capital Requirements”, it may dedicate all of its net profits to the payment of dividends, although, in practice, banks consult with the Bank of Spain before declaring a dividend. We calculate that as of December 31, 2008, we had approximately €7,041 million of unrestricted reserves in excess of applicable capital and reserve requirements available for the payment of dividends. Compliance with such requirements notwithstanding, the Bank of Spain may advise a bank against the payment of dividends on grounds of prudence. In no event may dividends be paid from non-distributable reserves. Banks which fail to comply with the capital adequacy ratio by more than 20% are required to devote all of their net profits to increasing their capital ratios. Banks which fail to meet the required ratio by 20% or less must obtain prior approval of the Bank of Spain to distribute any dividends and must devote at least 50% of net profits to increasing their capital ratios. In addition, banks, and their directors and executive officers that do not comply with the liquidity and investment ratios and capital adequacy requirements may be subject to fines or other sanctions. Compliance with the Bank of Spain’s capital requirements is determined on both a consolidated and individual basis. Our Spanish subsidiaries are in compliance with these capital adequacy requirements on both a consolidated and individual basis. If a bank has no net profits, the board of directors may propose at the general meeting of the stockholders that a dividend be declared out of retained earnings.

The Bank of Spain recommends that interim dividends not exceed an amount equal to one-half of net income attributed to parent company from the beginning of the corresponding fiscal year. No interim dividend may be declared when a bank does not meet the minimum capital requirements and, according to the recommendations of the Bank of Spain, interim dividends may not be declared until the Bank of Spain has sufficient knowledge with respect to the year’s profits. Although banks are not legally required to seek prior approval from the Bank of Spain before declaring interim dividends, the Bank of Spain had asked that banks consult with it on a voluntary basis before declaring interim dividends. It should be noted that the Bank of Spain had recently recommended to Spanish banks general moderation on the distribution of dividends, to increase their voluntary reserves in order to strengthen their financial situation and to distribute any dividends in treasury stock.

At the annual general meeting of shareholders on March 13, 2009, BBVA’s shareholders adopted a resolution amending its bylaws to allow for dividends to be paid in cash or in kind as determined by shareholder resolution. As of the date of this Annual Report, this amendment is pending registration at the Commercial Registry of Vizcaya.

At the same annual general meeting of shareholders, the shareholders resolved to supplement the 2008 cash dividend with a dividend payable in BBVA shares out of treasury stock.

Limitations on Types of Business

Spanish banks are subject to certain limitations on the types of businesses in which they may engage directly, but they are subject to few limitations on the types of businesses in which they may engage indirectly.

Mortgage Legislation

During 2007 there were significant legal developments approved by the Spanish Congress, with the purpose of affecting the mortgage market by amending the regulations related to the mortgage and financial systems.

Law 41/2007 reforms an important part of Law 2/1981 of 25 March on mortgage markets as well as specific provisions of Law 2/1994 of 30 March on the subrogation and modification of mortgage loans and the Mortgage Law of 8 February 1946 all with the purpose of providing the Spanish mortgage market with greater flexibility, sophistication and efficiency. A number of reforms have been introduced relating to (i) asset or financing transactions carried out by credit institutions and (ii) liability transactions, i.e., those of moving of mortgage loans and credits that credit institutions carry out as refinancing mechanisms.

Law 41/2007 also establishes a framework for new Spanish legal concepts such as the reverse mortgage and long term care insurance, the minimum transparency and disclosure duties applicable to credit institutions within the context of mortgage loans and credits (including limits on the prepayment penalties on floating rate mortgage loans and limits on the notarial costs and registration fees charged to borrowers in connection with renegotiation of mortgage terms on fixed and floating rate mortgages) and the legal statutes applicable to appraisal companies.

A new Royal Decree formalizing some of the above mentioned reforms is currently being discussed in the Spanish Congress, and it is foreseeable that it will be enacted during the following months.

Mutual Fund Regulation

Mutual funds in Spain are regulated by the Dirección General del Tesoro y Política Financiera del Ministerio de Economía (the Ministry of the Economy) and by the Comisión Nacional del Mercado de Valores (“CNMV”). All mutual funds and mutual fund management companies are required to be registered with the CNMV. Spanish mutual funds may be subject to investment limits with respect to single sectors or companies and overall portfolio diversification minimums. In addition, periodic reports including a review of the fund’s performance and any material events affecting the fund are required to be distributed to the fund’s investors and filed with the CNMV.

U.S. Regulation

Banking Regulation

BBVA is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the “BHC Act”). As such it is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Among other things, the Group’s direct and indirect activities and investments in the United States are limited to those that are “financial in nature” or “incidental” or “complementary” to a financial activity, as determined by the Federal Reserve. BBVA is also required to obtain the prior approval of the Federal Reserve before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting stock of any U.S. bank or bank holding company.

Under current Federal Reserve policy, BBVA is required to act as a source of financial strength for its U.S. bank subsidiaries. Among other things, this source of strength obligation may imply BBVA, as only shareholder, to be required to inject capital into any of its U.S. bank subsidiaries.

The Group’s U.S. bank subsidiaries and BBVA’s U.S. branches are also subject to supervision and regulation by a variety of other U.S. regulatory agencies. In addition to supervision by the Federal Reserve, BBVA’s New York and Miami branches are supervised by the New York State Banking Department and the Florida Office of Financial Regulation, respectively. Compass Bancshares Inc. is a financial holding company within the meaning of the BHC Act and is subject to supervision and regulation by the Federal Reserve. Compass Bank is state-chartered bank that is member of the Federal Reserve System and is supervised by the Federal Reserve and the State of Alabama Banking Department. Compass Bank also has branches in Texas, Arizona, Florida, Colorado, and New Mexico, which are supervised by their respective state banking regulators. BBVA Bancomer USA and BBVA Puerto Rico are chartered and supervised by the State of California Department of Financial Institutions and the Oficina del Comisionado de Instituciones Financieras de Puerto Rico, respectively. Compass Bank, BBVA Bancomer USA and BBVA Puerto Rico are also depository institutions insured by, and subject to the regulation of, the Federal Deposit Insurance Corporation.

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

Monetary Policy

The integration of Spain into the EMU on January 1, 1999 implied the yielding of monetary policy sovereignty to the ESCB. The ESCB is composed of the ECB and the national central banks of the 16 member countries that form the EMU (Slovakia joined the Monetary Union on January 1, 2009).

The ESCB determines and executes the single monetary policy of the 16 member countries of the EMU. The ESCB collaborates with the central banks of member countries to take advantage of the experience of the central banks in each of its national markets. The basic tasks to be carried out by the ESCB include:

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

Reform of the Spanish Securities Markets

During 2007 and 2008, there have been significant legal developments approved by the Spanish Congress, with the purpose of reforming the Spanish legal system, and in particular the Spanish Securities Markets Act of 1988 (the “Securities Markets Act”) and the regulations developing the Securities Market Act, in order to adapt the Spanish legal framework to several European Directives.

Law amending the Securities Market Act

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

The new organizational requirements and operating conditions for investment firms and entities rendering financial services has been further developed by Royal Decree 217/2008 (which implements Directive 2006/73/EC in the Spanish legal framework). The amendments introduced by Royal Decree 217/2008 represent important reforms on the regulations governing investment firms and entities rendering financial services, and the applicable rules of conduct to those entities acting in the securities markets. With respect to the rules of conduct, Royal Decree 217/2008 introduces (i) new client categorization; (ii) new rules on inducements; and (iii) new information obligations, including Best Execution rules and assessments of suitability and appropriateness.

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

The regulations on takeover bids established by Law 6/2007, have been further developed by Royal Decree 1066/2007 on rules applicable to takeover bids for securities, completing the amendments introduced by Law 6/2007, in order to ensure that takeover bids are carried out within a comprehensive legal framework and with absolute legal certainty. The Royal Decree contains provisions regarding: (i) the scope and application to all takeover bids, whether voluntary or mandatory, for a listed company; (ii) the rules applicable to mandatory takeover bids when control of a company is obtained; (iii) other cases of takeover bids, such as bids for de-listing of securities and bids that must be made when a company wishes to reduce capital through the acquisition of its own shares for subsequent redemption thereof; (iv) the consideration and guarantees offered in a bid; (v) stages of the procedure that must be followed in a takeover bid; (vi) the mandatory duty of passivity of the board of directors of the offeree company and the optional regime of neutralization of other preventive measures against bids; (vii) the acceptance period, the calculation of the acceptances received and the settlement of the bid; (viii) the procedures applicable to competing offers and to squeeze-outs and sell-outs; and (ix) certain rules on supervision, inspection and sanctions applicable in respect of the regulations on takeover bids.

C.	Organizational Structure

Below is a simplified organizational chart of BBVA’s most significant subsidiaries as of December 31, 2008. An additional approximately 330 companies are domiciled in the following countries: Argentina, Belgium, Bolivia, Brazil, Cayman Islands, Chile, Colombia, Ecuador, France, Germany, Ireland, Italy, Luxembourg, Mexico, Netherlands, Netherlands Antilles, Panama, Peru, Portugal, Puerto Rico, Spain, Switzerland, United Kingdom, United States of America, Uruguay and Venezuela.

			BBVA
	Country of		Voting	BBVA	Total
Subsidiary	Incorporation	Activity	Power	Ownership	Assets
			(%)		(In millions
					of euros)

BBVA Bancomer, S.A. de C.V.	Mexico	Bank	100.00	99.97	59,174
Compass Bank	United States	Bank	100.00	100.00	46,843
BBVA Seguros, S.A., de Seguros y Reaseguros	Spain	Insurance	99.94	99.94	11,474
Banco de Credito Local, S.A.	Spain	Bank	100.00	100.00	11,312
Banco Provincial S.A. — Banco Universal	Venezuela	Bank	55.60	55.60	9,495
Banco Bilbao Vizcaya Argentaria Chile, S.A.	Chile	Bank	68.18	68.16	8,587
Banco Continental, S.A.	Peru	Bank	92.08	46.04	7,699
Finanzia, Banco de Credito, S.A.	Spain	Bank	100.00	100.00	7,403
Banco Bilbao Vizcaya Argentaria (Portugal), S.A.	Portugal	Bank	100.00	100.00	6,903
BBVA Factoring E.F.C., S.A.	Spain	Financial services	100.00	100.00	6,786
BBVA Colombia, S.A.	Colombia	Bank	95.43	95.43	6,505
BBVA Banco de Financiacion, S.A.	Spain	Bank	100.00	100.00	5,765
Compass Capital Markets, Inc.	United States	Financial services	100.00	100.00	5,138
BBVA Banco Frances, S.A.	Argentina	Bank	76.00	76.00	4,486
Banco Bilbao Vizcaya Argentaria Puerto Rico	Puerto Rico	Bank	100.00	100.00	4,318
Compass Southwest, LP	United States	Bank	100.00	100.00	3,631
BBVA Ireland Public Limited Company	Ireland	Financial services	100.00	100.00	2,302
BBVA International Investment Corporation	Puerto Rico	Financial services	100.00	100.00	2,144
Uno-E Bank, S.A.	Spain	Bank	100.00	100.00	1,297
Banco Depositario BBVA, S.A.	Spain	Bank	100.00	99.99	899

D.	Property, Plants and Equipment

We own and rent a substantial network of properties in Spain and abroad, including 3,375 branch offices in Spain and, principally through our various affiliates, 4,412 branch offices abroad as of December 31, 2008. As of December 31, 2008, approximately 47.3% and 61.0% of these properties are rented in Spain and abroad, respectively, from third parties pursuant to short-term leases that may be renewed by mutual agreement. The remaining properties, including most of our major branches and our headquarters, are owned by us.

We purchased through a real estate company of the Group the Parque Empresarial Foresta located in a development area in the north of Madrid from Group Gmp pursuant to an agreement executed on June 19, 2007. The BBVA Group will construct its new corporate headquarters at this location. We have made an aggregate investment of €434 million in this project as of December 31, 2008.

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

	Average Balance Sheet — Assets and Interest from Earning Assets
	Year Ended December 31, 2008			Year Ended December 31, 2007			Year Ended December 31, 2006
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Yield(1)	Balance	Interest	Yield(1)	Balance	Interest	Yield(1)
	(In millions of euros, except %)

Assets
Cash and balances with central banks	14,396	479	3.33%	16,038	458	2.86%	11,903	444	3.73%
Debt securities, equity instruments and derivatives	118,356	4,659	3.94%	107,236	4,386	4.09%	103,387	4,498	4.35%
Loans and receivables	352,727	25,087	7.11%	315,156	21,067	6.68%	256,462	14,795	5.77%
Loans and advances to credit institutions	31,229	1,367	4.38%	39,509	1,777	4.50%	23,671	992	4.19%
In euros(2)	21,724	933	4.29%	29,522	1,138	3.85%	14,090	452	3.21%
In other currencies(3)	9,505	434	4.57%	9,987	639	6.40%	9,581	540	5.63%
Loans and advances to customers	321,498	23,720	7.38%	275,647	19,290	7.00%	232,791	13,803	5.93%
In euros(2)	218,634	13,072	5.98%	201,045	10,747	5.35%	177,330	7,366	4.15%
In other currencies(3)	102,864	10,648	10.35%	74,602	8,543	11.45%	55,461	6,437	11.61%
Other financial income	—	179	—	—	265	—	—	305	—
Non-earning assets	32,377	—	—	22,770	—	—	24,198	—	—

Total average assets	517,856	30,404	5.87%	461,200	26,176	5.68%	395,950	20,042	5.06%

(1)	Rates have been presented on a non-taxable equivalent basis.

(2)	Amounts reflected in euro correspond to predominantly domestic activities.

(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

	Average Balance Sheet — Liabilities and Interest Paid on Interest Bearing Liabilities
	Year Ended December 31, 2008			Year Ended December 31, 2007			Year Ended December 31, 2006
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Yield(1)	Balance	Interest	Yield(1)	Balance	Interest	Yield(1)
	(In millions of euros, except%)

Liabilities
Deposits from central banks and credit institutions	77,159	3,809	4.94%	65,822	3,470	5.27%	63,730	2,612	4.10%
In euros	32,790	1,604	4.89%	27,388	1,261	4.60%	34,550	1,175	3.40%
In other currencies	44,369	2,205	4.97%	38,434	2,209	5.75%	29,180	1,437	4.92%
Customer deposits	237,387	8,390	3.53%	205,740	7,013	3.41%	177,927	5,507	3.10%
In euros(2)	115,166	3,765	3.27%	109,605	3,133	2.86%	99,148	1,850	1.87%
In other currencies(3)	122,221	4,625	3.78%	96,135	3,880	4.04%	78,779	3,657	4.64%
Debt securities and subordinated liabilities	119,249	6,100	5.12%	116,247	5,658	4.87%	87,520	3,354	3.83%
In euros(2)	96,764	5,055	5.22%	99,612	4,675	4.69%	77,480	2,834	3.66%
In other currencies(3)	22,485	1,045	4.65%	16,635	983	5.91%	10,040	520	5.18%
Other financial costs	—	418	—	—	408	—	—	431	—
Non-interest-bearing liabilities	56,867	—	—	48,776	—	—	47,985	—	—
Stockholders’ equity	27,194	—	—	24,615	—	—	18,787	—	—

Total average liabilities	517,856	18,717	3.61%	461,200	16,548	3.59%	395,949	11,904	3.01%

(1)	Rates have been presented on a non-taxable equivalent basis.

(2)	Amounts reflected in euro correspond to predominantly domestic activities.

(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates changes in our net interest income between changes in volume and changes in rate for 2008 compared to 2007, and 2007 compared to 2006. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period during which they are due. Loan fees were included in the computation of interest income.

	2008/2007
	Increase (Decrease) Due to Changes in
	Volume(1)	Rate(1)(2)	Net Change
	(In millions of euros)

Interest income
Cash and balances with central bank	(46)	66	21
Debt securities, equity instruments and derivatives	468	(195)	273
Loans and advances to credit institutions	(368)	(41)	(409)
In euros	37	(242)	(205)
In other currencies	(29)	(175)	(204)
Loans and advances to customers	3,270	1,159	4,430
In euros	698	1,627	2,325
In other currencies	3,269	(1,164)	2,105
Other financial income	—	(86)	(86)

Total income	3,297	932	4,229
Interest expense
Deposits from central banks and credit institutions	609	(269)	340
In euros	253	91	344
In other currencies	348	(351)	(3)
Customer deposits	1,101	277	1,377
In euros	167	493	660
In other currencies	1,066	(321)	745
Debt certificates and subordinated liabilities	162	281	443
In euros	(142)	522	380
In other currencies	349	(287)	62
Other financial costs	—	10	10

Total expense	2,084	86	2,170

Net interest income	1,213	846	2,059

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.

(2)	Rates have been presented on a non-taxable equivalent basis.

	2007/2006
	Increase (Decrease) Due to Changes in
	Volume(1)	Rate(1)(2)	Net Change
	(In millions of euros)

Interest income
Cash and balances with central bank	154	(141)	14
Debt securities, equity instruments and derivatives	167	(279)	(112)
Loans and advances to credit institutions	663	122	785
In euros	495	192	686
In other currencies	23	76	99
Loans and advances to customers	2,541	2,947	5,488
In euros	985	2,397	3,382
In other currencies	2,221	(115)	2,106
Other financial income	—	(41)	(41)

Total income	3,303	2,832	6,134
Interest expense
Deposits from central banks and credit institutions	86	772	858
In euros	(244)	329	86
In other currencies	456	316	772
Customer deposits	861	645	1,506
In euros	195	1,088	1,284
In other currencies	806	(584)	222
Debt certificates and subordinated liabilities	1,101	1,202	2,303
In euros	810	1,030	1,840
In other currencies	341	122	463
Other financial costs	—	(23)	(23)

Total expense	1,962	2,682	4,644

Net interest income	1,341	150	1,490

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.

(2)	Rates have been presented on a non-taxable equivalent basis.

Interest Earning Assets — Margin and Spread

The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the years indicated.

	Year Ended December 31,
	2008	2007	2006
	(In millions of euros, except %)

Average interest earning assets	485,479	438,430	371,752
Gross yield(1)	6.17%	5.89%	5.29%
Net yield(2)	5.78%	5.60%	4.97%
Net interest margin(3)	2.41%	2.20%	2.19%
Average effective rate paid on all interest-bearing liabilities	3.61%	3.59%	3.01%
Spread(4)	2.56%	2.30%	2.28%

(1)	Gross yield represents total interest income divided by average interest earning assets.

(2)	Net yield represents total interest income divided by total average assets.

(3)	Net interest margin represents net interest income as percentage of average interest earning assets.

(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS

Interest-Bearing Deposits in Other Banks

As of December 31, 2008, interbank deposits represented 4.98% of our assets. Of such interbank deposits, 17.09% were held outside of Spain and 82.91% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. Such deposits, however, are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of December 31, 2008, our securities were carried on our consolidated balance sheet at a book value of €85,415 million, representing 15.74% of our assets. €14,236 million or 16.68% of our securities consisted of Spanish Treasury bonds and Treasury bills. The average yield during 2008 on investment securities that BBVA held was 4.37%, compared to an average yield of approximately 7.11% earned on loans and receivables during 2008. The market or appraised value of our total securities portfolio as of December 31, 2008 was €85,354 million. See Notes 10, 12 and 14 to the Consolidated Financial Statements. For a discussion of our investments in affiliates, see Note 17 to the Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1.a and 8 to the Consolidated Financial Statements.

The following table analyzes the book value and market value of our ownership of debt securities and equity securities as of December 31, 2008, December 31, 2007 and December 31, 2006. Investments in affiliated companies consolidated under the equity method are not included in the table below.

	2008		2007		2006
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value
	(In millions of euros)

DEBT SECURITIES —
AVAILABLE FOR SALE PORTFOLIO
Domestic —	11,743	11,910	10,088	10,161	9,221	9,494
Spanish government	6,233	6,371	5,226	5,274	6,596	6,859
Other debt securities	5,510	5,539	4,862	4,887	2,625	2,635
International —	28,108	27,920	26,725	27,175	22,002	22,724
United States —	10,573	10,442	9,051	9,056	5,514	5,506
U.S. Treasury and other U.S. government agencies	444	444	60	61	342	343
States and political subdivisions	382	396	515	518	310	310
Other debt securities	9,747	9,602	8,476	8,477	4,862	4,853
Other countries —	17,535	17,478	17,674	18,119	16,488	17,218
Securities of other foreign government	9,624	9,653	10,844	11,278	9,858	10,386
Other debt securities	7,911	7,825	6,830	6,841	6,630	6,832

TOTAL AVAILABLE FOR SALE PORTFOLIO	39,851	39,830	36,813	37,336	31,223	32,218

HELD TO MATURITY PORTFOLIO
Domestic —	2,392	2,339	2,402	2,271	2,404	2,337
Spanish government	1,412	1,412	1,417	1,349	1,417	1,378
Other debt securities	980	927	985	922	987	959
International —	2,890	2,882	3,182	3,063	3,502	3,421

TOTAL HELD TO MATURITY PORTFOLIO	5,282	5,221	5,584	5,334	5,906	5,758

TOTAL DEBT SECURITIES	45,133	45,051	42,397	42,670	37,129	37,976

	2008		2007		2006
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value(1)	Cost	Value(1)	Cost	Value(1)
	(In millions of euros)

EQUITY SECURITIES —
AVAILABLE FOR SALE PORTFOLIO
Domestic —	3,582	4,675	3,783	7,164	4,564	7,381
Equity listed	3,545	4,639	3,710	7,032	4,525	7,342
Equity unlisted	37	36	73	132	39	39
International —	3,408	3,275	2,841	3,932	1,860	2,656
United States —	665	654	490	489	53	54
Equity listed	39	28	420	419	27	28
Equity unlisted	626	626	70	70	26	26
Other countries —	2,743	2,621	2,351	3,443	1,807	2,602
Equity listed	2,545	2,416	2,242	3,346	1,702	2,497
Equity unlisted	198	205	109	97	105	105

TOTAL AVAILABLE FOR SALE PORTFOLIO	6,990	7,950	6,624	11,096	6,424	10,037

TOTAL EQUITY SECURITIES	6,990	7,950	6,624	11,096	6,424	10,037

TOTAL INVESTMENT SECURITIES	52,123	53,001	49,021	53,766	43,553	48,013

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the year. Appraised values are used for unlisted securities based on our estimate or on unaudited financial statements, when available.

The following table analyzes the maturities of our debt investment and fixed income securities, excluding trading portfolio, by type and geographical area as of December 31, 2008.

					Maturing After Five		Maturing After Ten
	Maturing at One Year or Less		Maturing After One Year to Five Years		Year to Ten Years		Years
	Amount	Yield%(1)	Amount	Yield%(1)	Amount	Yield%(1)	Amount	Yield%(1)	Total
	(In millions of euros, except %)

AVAILABLE FOR SALE PORTFOLIO
Domestic:
Spanish government	342	8.60	606	4.85	2,520	3.97	2,903	4.72	6,371
Other debt securities	1,037	4.69	3,112	3.95	192	4.66	1,198	5.28	5,539

Total Domestic	1,379	5.58	3,718	4.10	2,712	4.02	4,101	4.89	11,910

International:
United States:	1,277	5.44	3,431	4.83	3,026	4.73	2,708	3.41	10,442
U.S. Treasury and other U.S. government securities	61	18.80	156	5.04	18	17.00	209	3.09	444
States and political subdivisions	60	7.04	121	6.17	141	6.09	74	6.05	396
Other debt securities	1,156	4.69	3,154	4.78	2,867	4.66	2,425	3.29	9,602
Other countries:	3,208	5.93	5,847	5.66	4,292	6.51	4,131	5.11	17,478
Securities of other foreign governments	813	6.37	3,784	6.07	3,113	7.13	1,943	5.03	9,653
Other debt securities	2,395	5.79	2,063	4.88	1,179	4.94	2,188	5.18	7,825

Total International	4,485	5.79	9,278	5.35	7,318	5.77	6,839	4.65	27,920

Total Available for sale	5,864	5.74	12,996	4.98	10,030	5.28	10,940	4.75	39,830

HELD TO MATURITY PORTFOLIO
Domestic:
Spanish government	168	4.56	120	5.21	1,068	3.22	54	4.20	1,410
Other debt securities	26	3.63	259	4.18	565	3.96	130	3.81	980
International:	67	3.86	943	4.01	1,653	4.15	227	3.75	2,890

Total held to maturity	261	4.29	1,323	4.15	3,286	3.82	413	3.83	5,282

TOTAL DEBT SECURITIES	6,125	5.68	14,318	4.91	13,316	4.92	11,353	4.72	45,112

(1)	Rates have been presented on a non-taxable equivalent basis.

Loans and Advances to Credit Institutions

As of December 31, 2008, our total loans and advances to credit institutions amounted to €33,679 million, or 6.21% of total assets. Net of our valuation adjustments, loans and advances to credit institutions amounted to €33,856 million as of December 31, 2008, or 6.24% of our total assets.

Loans and Advances to Customers

As of December 31, 2008, our total loans and leases amounted to €341,322 million, or 62.90% of total assets. Net of our valuation adjustments, loans and leases amounted to €335,260 million as of December 31, 2008, or 61.78% of our total assets. As of December 31, 2008 our loans in Spain amounted to €208,474 million. Our foreign loans amounted to €132,848 million as of December 31, 2008. For a discussion of certain mandatory ratios relating to our loan portfolio, see “— Supervision and Regulation — Liquidity Ratio” and “— Investment Ratio”.

Loans by Geographic Area

The following table analyzes, by domicile of the customer, our net loans and leases as of December 31, 2008:

	As of December 31,
	2008	2007	2006
	(In millions of euros)

Domestic	208,474	205,287	184,288
Foreign
Western Europe	28,546	23,442	18,073
Latin America	61,978	57,647	49,712
United States	35,498	28,925	9,664
Other	6,826	4,370	2,405
Total foreign	132,848	114,384	79,854

Total loans and leases	341,322	319,671	264,142

Valuation adjustments	(6,062)	(6,493)	(5,825)

Total net lending	335,260	313,178	258,317

Loans by Type of Customer

The following table analyzes by domicile and type of customer our net loans and leases for each of the years indicated. The analyses by type of customer are based principally on the requirements of the regulatory authorities in each country.

	As of December 31,
	2008	2007	2006
	(In millions of euros)

Domestic
Government	17,436	16,013	15,987
Agriculture	1,898	1,987	1,818
Industrial	17,976	18,404	15,965
Real estate and construction	38,632	36,261	33,803
Commercial and financial	17,165	15,220	15,231
Loans to individuals	88,712	88,853	78,190
Lease financing	7,702	7,698	6,717
Other	18,953	20,851	16,577

Total domestic	208,474	205,287	184,288
Foreign
Government	5,066	5,052	5,207
Agriculture	2,211	1,750	1,315
Industrial	28,600	21,518	8,765
Real estate and construction	15,890	18,895	7,698
Commercial and financial	27,720	21,151	23,679
Loans to individuals	39,178	32,609	25,728
Lease financing	1,683	1,450	975
Other	12,500	11,959	6,487

Total foreign	132,848	114,384	79,854

Total loans and leases	341,322	319,671	264,142
Valuation adjustments	(6,062)	(6,493)	(5,825)

Total net lending	335,260	313,178	258,317

The following table sets forth a breakdown, by currency, of our net loan portfolio for 2008, 2007 and 2006.

	As of December 31,
	2008	2007	2006
	(In millions of euros)

In euros	226,855	219,226	194,405
In other currencies	108,405	93,952	63,912

Total net lending	335,260	313,178	258,317

As of December 31, 2008, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €507 million, compared to €610 million as of December 31, 2007. Loans outstanding to the Spanish government and its agencies amounted to €17,770 million, or 5.21% of our total loans and leases as of December 31, 2008, compared to €16,163 million, or 5.06% of our total loans and leases as of December 31, 2007. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of December 31, 2008, excluding government-related loans, amounted to €19,076 million or approximately 5.59% of our total outstanding loans and leases.

Maturity and Interest Sensitivity

The following table sets forth an analysis by maturity of our total loans and leases by domicile of the office that issued the loan and type of customer as of December 31, 2008. The determination of maturities is based on contract terms.

	Maturity
		Due After One
	Due in One	Year Through	Due After
	Year or Less	Five Years	Five Years	Total
	(In millions of euros)

Domestic:
Government	6,104	5,147	6,185	17,436
Agriculture	761	679	458	1,898
Industrial	13,410	3,259	1,307	17,976
Real estate and construction	17,707	8,298	12,627	38,632
Commercial and financial	10,094	4,043	3,028	17,165
Loans to individuals	10,745	16,442	61,525	88,712
Lease financing	675	3,414	3,613	7,702
Other	10,783	3,981	4,189	18,953

Total domestic	70,279	45,263	92,932	208,474

Foreign:
Government	940	2,575	1,551	5,066
Agriculture	1,132	947	132	2,211
Industrial	11,179	13,999	3,422	28,600
Real estate and construction	7,913	5,509	2,468	15,890
Commercial and financial	13,601	8,981	5,138	27,720
Loans to individuals	4,216	9,385	25,577	39,178
Lease financing	416	1,048	219	1,683
Other	6,974	3,837	1,689	12,500

Total foreign	46,371	46,281	40,196	132,848
Total loans and leases	116,650	91,544	133,128	341,322

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of December 31, 2008.

	Interest Sensitivity of
	Outstanding Loans and Leases
	Maturing in More Than One Year
	Domestic	Foreign	Total
	(In millions of euros)

Fixed rate	19,732	49,654	69,386
Variable rate	118,462	36,819	155,281

Total loans and leases	138,194	86,473	224,667

Loan Loss Reserve

For a discussion of loan loss reserves, see “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Allowance for loan losses” and Note 2.2.1.b) to the Consolidated Financial Statements.

The following table provides information, by domicile of customer, regarding our loan loss reserve and movements of loan charge-offs and recoveries for periods indicated.

	As of December 31,
	2008	2007	2006	2005	2004
	(In millions of euros, except %)

Loan loss reserve at beginning of period:
Domestic	3,459	3,734	3,079	2,374	1,771
Foreign	3,685	2,690	2,511	2,248	3,274

Total loan loss reserve at beginning of period	7,144	6,424	5,590	4,622	5,045

Loans charged off:
Government and other Agencies	—	—	—	—	—
Real estate and loans to individuals	(639)	(361)	(255)	(138)	(103)
Commercial and financial	(16)	(7)	(2)	(76)	(31)
Other	—	—	—	—	—
Total Domestic	(655)	(368)	(257)	(214)	(134)
Foreign	(1,296)	(928)	(289)	(452)	(579)

Total loans charged off	(1,951)	(1,296)	(546)	(666)	(713)

Provision for loan losses:
Domestic	953	807	883	624	737
Foreign	2,035	1,321	778	196	408

Total provision for loan losses	2,988	2,128	1,661	820	1,145
Acquisition and disposition of subsidiaries	—	250	69	144	—
Effect of foreign currency translation	(487)	(420)	(333)	370	(146)
Other	189	58	(17)	300	(708)

Loan loss reserve at end of period:
Domestic	3,766	3,459	3,734	3,079	2,374
Foreign	3,740	3,685	2,690	2,511	2,248
Total loan loss reserve at end of period	7,505	7,144	6,424	5,590	4,622
Loan loss reserve as a percentage of total loans and leases at end of period	2.03%	2.12%	2.30%	2.24%	2.35%
Net loan charge-offs as a percentage of total loans and leases at end of period	0.53%	0.38%	0.20%	0.27%	0.36%

Our loan loss reserves as a percentage of total loans and leases declined from 2.12% as of December 31, 2007, to 2.03% as of December 31, 2008, principally due to the 50.4% increase in loans charged off during the period, which was only partially offset by a 40.4% increase in provisions. The increase in loans charged off during 2008 was primarily due to a significant increase in loans charged off in our Mexico business area as well as a significant increase in loans charged off in our Spain and Portugal business area, which was primarily related to the worsening of the financial situation of certain groups of customers due to a less favorable macroeconomic environment. If loan charge offs continue to increase, additional provisions will be necessary to maintain our loan loss reserve as a percentage of total loans and leases.

We do not maintain records allocating the amount of charge-offs and the amount of recoveries by loan category. Also, at the time that a loan is charged off in accordance with Bank of Spain guidelines, it will normally be substantially or fully reserved and, accordingly, such charge-off would have a very limited effect on our net income attributed to parent company or stockholders’ equity. Accordingly, we believe that information relating to domestic reserves and charge-offs by loan category is of less relevance than would be the case for a U.S. bank.

Substandard Loans

We classify loans as substandard loans in accordance to the requirements under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 in respect of “impaired loans”. As we described in Note 2.2.1.b) to the Consolidated Financial Statements, loans are considered to be impaired loans, and accrual of the interest thereon is suspended, when there are reasonable doubts that the loans will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions. In addition, all loans that are 90 days past due, even if well-collateralized and in the process of being collected are automatically considered non-accrual if they are classified as substandard loans.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

Interest on all of our substandard non-accrual loans is not credited to income until actually collected. The aggregated amount of gross interest income that would have been recorded in respect of our substandard loans as of December 31, 2008, 2007 and 2006 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €1,042 million, €880 million and €1,107 million, respectively.

Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet repaid. The approximate amount of interest income on our substandard loans to customers which was included in net income attributed to parent company in 2008, 2007, 2006, 2005 and 2004 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €149.7 million, €158.3 million, €130.7 million, €148.1 million and €138.3 million, respectively

The following table provides information regarding our substandard loans for periods indicated:

	As of December 31,
	2008	2007	2006	2005	2004
	(In millions of euros, except %)

Substandard loans:
Domestic	5,700	1,590	1,105	850	954
Public sector	79	116	127	33	33
Other resident sectors	5,483	1,435	954	721	832
Non-resident sector	138	38	24	96	89
Foreign	2,840	1,776	1,394	1,497	1,248
Public sector	22	57	86	89	74
Other resident sectors	—	—	—	73	48
Non-resident sector	2,818	1,718	1,308	1,335	1,126

Total substandard loans	8,540	3,366	2,500	2,347	2,202

Total loan loss reserve	(7,505)	(7,144)	(6,424)	(5,589)	(4,622)

Substandard loans net of reserves	1,035	(3,778)	(3,925)	(3,242)	(2,420)
Substandard loans as a percentage of total loans and receivables (net)	2.31%	1.00%	0.89%	0.94%	1.12%
Substandard loans (net of reserves) as a percentage of total loans and receivables (net)	0.28%	(1.12)%	(1.40)%	(1.30)%	(1.23)%

Our total substandard loans jumped to €8,540 million as of December 31, 2008, compared to €3,366 million as of December 31, 2007, principally due to an increase in substandard loans to customers in Spain generally due to a less favorable macroeconomic environment. As a result of the increase in total substandard loans described above, our substandard loans as a percentage of total loans and receivables (net) increased sharply from 1.00% as of December 31, 2007 to 2.31% as of December 31, 2008. Our loan loss reserves as a percentage of substandard loans as of December 31, 2008 declined significantly to 87.88% from 212.24% as of December 31, 2007, principally due to the fact that our total substandard loans rose significantly while loan loss reserves rose only modestly due to the extent of loans charged off during 2008.

Substandard loans to other resident sectors in Spain increased in 2008 mainly due to the increase in substandard mortgage loans, which increased sharply to €2,033 million as of December 31, 2008 from €421 million as of December 31, 2007.

We historically have experienced higher substandard loans in our Latin American operations, as a percentage of total loans, than in our Spanish operations and actively monitor the higher risk profile of the loan portfolios of our Latin American operations. However, as of December 31, 2008, substandard loans in Spain as a percentage of total loans in Spain exceeded the comparable percentage in our South America business area.

The following table provides information, by domicile and type of customer, regarding our substandard loans and the loan loss reserves to customers taken for each substandard loan category, as of December 31, 2008.

			Substandard
			Loans as a
		Loan	Percentage
	Substandard	Loss	of Loans in
	Loans	Reserve	Category
	(In millions of euros, except %)

Domestic:
Government	79	7	0.46%
Agricultural	50	15	2.64%
Industrial	312	103	1.73%
Real estate and construction	2,176	477	5.63%
Commercial and financial	447	122	2.61%
Loans to individuals	2,354	508	2.65%
Other	282	69	1.06%

Total domestic	5,700	1,301	2.73%

Total foreign	2,840	1,973	2.14%
General reserve		4,231

Total	8,540	7,505	2.50%

Foreign Country Outstandings

The following tables sets forth, as of the end of the years indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of December 31, 2008, December 31, 2007 and December 31, 2006. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico and United States.

	As of December 31,
	2008		2007		2006
		% of Total		% of Total		% of Total
	Amount	Assets	Amount	Assets	Amount	Assets
		(In millions of euros, except %)

OECD
United Kingdom	7,542	1.39	6,201	1.23	5,612	1.36
Mexico	4,644	0.86	2,812	0.56	2,337	0.57
Other OECD	6,514	1.20	6,134	1.22	5,460	1.33

Total OECD	18,700	3.45	15,147	3.02	13,409	3.26
Central and South America	4,092	0.75	3,345	0.67	2,725	0.66
Others	5,676	1.05	4,810	0.96	3,460	0.84

Total	28,468	5.25	23,302	4.64	19,594	4.76

The following tables set forth the amounts of our cross-border outstandings as of December 31 of each year indicated by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets.

		Banks and
		Other	Commercial,
		Financial	Industrial
	Governments	Institutions	and Other	Total
	(In millions of euros)

2008
Mexico	4	228	4,412	4,644
United Kingdom	—	5,113	2,429	7,542

Total	4	5,341	6,841	12,186

2007
Mexico	26	133	2,653	2,812
United Kingdom	—	3,450	2,751	6,201

Total	26	3,583	5,404	9,013

2006
Mexico	4	108	2,225	2,337
United Kingdom	—	3,386	2,226	5,612

Total	4	3,494	4,451	7,949

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

The following table shows the minimum required reserves with respect to each category of country for BBVA’s level of coverage as of December 31, 2008.

Minimum Percentage of
Coverage (Outstandings
Categories(1)	within Category)

Countries belonging to the OECD whose currencies are listed in the Spanish foreign exchange market	0.0
Countries with transitory difficulties(2)	10.1
Doubtful countries(2)	22.8
Very doubtful countries(2)(3)	83.5
Bankrupt countries(4)	100.0

(1)	Any outstanding which is guaranteed may be treated, for the purposes of the foregoing, as if it were an obligation of the guarantor.

(2)	Coverage for the aggregate of these three categories (countries with transitory difficulties, doubtful countries and very doubtful countries) must equal at least 35% of outstanding loans within the three categories. The Bank of Spain has recommended up to 50% aggregate coverage.

(3)	Outstandings to very doubtful countries are treated as substandard under Bank of Spain regulations.

(4)	Outstandings to bankrupt countries must be charged off immediately. As a result, no such outstandings are reflected on our consolidated balance sheet. Notwithstanding the foregoing minimum required reserves, certain interbank outstandings with an original maturity of three months or less have minimum required reserves of 50%. We met or exceeded the minimum percentage of required coverage with respect to each of the foregoing categories.

Our exposure to borrowers in countries with difficulties (the last 4 categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €10,612 million, €1,213 million and €951 million as of December 31, 2008, 2007 and 2006, respectively. These figures do not reflect loan loss reserves of 0.44%, 10.88% and 12.01%, respectively, against the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of December 31, 2008 did not in the aggregate exceed 1.96% of our total assets.

The country-risk exposures described in the preceding paragraph as of December 31, 2008, 2007 and 2006 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, nontransfer, nonconvertibility and, if appropriate, war and political violence. The sums insured as of December 31, 2008, 2007 and 2006 amounted to $32 million, $54 million and $59 million, respectively (approximately €23 million, €37 million and €45 million, respectively, based on a euro/dollar exchange rate on December 31, 2008 of $1.00 = €0.72, on December 31, 2007 of $1.00 = €0.68, and December 31, 2006 of $1.00 = €0.76).

LIABILITIES

Deposits

The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated.

	As of December 31, 2008
		Bank of Spain and	Other
	Customer	Other Central	Credit
	Deposits	Banks	Institutions	Total
	(In millions of euros)

Total domestic	105,146	6,132	6,220	117,498
Foreign:
Western Europe	26,341	5,524	20,293	52,158
Latin America	57,193	844	10,987	69,024
United States	56,185	4,061	9,297	69,543
Other	8,860	201	2,776	11,837

Total foreign	148,579	10,630	43,353	202,562

Total	253,725	16,762	49,573	320,061

	As of December 31, 2007
		Bank of Spain and	Other
	Customer	Other Central	Credit
	Deposits	Banks	Institutions	Total
	(In millions of euros)

Total domestic	95,247	24,078	9,276	128,601
Foreign:
Western Europe	15,935	1,705	17,300	34,940
Latin America	58,368	43	18,218	76,629
United States	37,985	1,284	10,811	50,080
Other	8,937	146	4,790	13,873

Total foreign	121,225	3,178	51,119	175,522

Total	216,472	27,256	60,395	304,123

	As of December 31, 2006
		Bank of Spain and	Other
	Customer	Other Central	Credit
	Deposits	Banks	Institutions	Total
	(In millions of euros)

Total domestic	95,059	12,190	7,491	11,4740
Foreign:
Western Europe	11,487	1,176	17,903	30,566
Latin America	60,808	679	9,321	70,808
United States	14,025	993	3,560	18,578
Other	4,074	153	4,011	8,238

Total foreign	90,394	3,001	34,795	128,190

Total	185,453	15,191	42,286	242,930

For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 22 to the Consolidated Financial Statements.

As of December 31, 2008, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 (approximately €71,855 considering the noon buying rate as of December 31, 2008) or greater was as follows:

	As of December 31, 2008
	Domestic	Foreign	Total
	(In millions of euros)

3 months or under	9,961	55,840	65,801
Over 3 to 6 months	5,015	8,379	13,394
Over 6 to 12 months	4,414	3,992	8,406
Over 12 months	7,018	3,304	10,322

Total	26,408	71,515	97,923

Time deposits from Spanish and foreign financial institutions amounted to €35,785 million as of December 31, 2008, substantially all of which were in excess of $100,000 (approximately €71,855 as of December 31, 2008).

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of December 31, 2008 and 2007, see Note 22 to the Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of December 31, 2008 and 2007.

	As of December 31,
	2008		2007		2006
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(In millions of euro, except %)

Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of December 31	28,206	4.66%	39,902	5.20%	37,098	4.27%
Average during year	34,729	5.62%	42,770	5.13%	38,721	3.61%
Maximum quarter-end balance	34,202	—	44,155	—	46,449	—
Bank promissory notes:
As of December 31	20,061	3.70%	5,810	3.69%	7,596	3.75%
Average during year	15,661	4.57%	6,975	3.96%	8,212	3.16%
Maximum quarter-end balance	20,061	—	7,133	—	9,036	—
Bonds and Subordinated debt:
As of December 31	13,565	4.66%	11,281	4.49%	7,756	4.01%
Average during year	12,447	5.18%	12,147	5.21%	8,076	3.74%
Maximum quarter-end balance	15,822	—	15,761	—	10,872	—
Total short-term borrowings as of December 31	61,832	4.35%	56,993	4.91%	52,450	4.16%

Return on Equity

The following table sets out our return on equity ratios:

	As of or for the Year Ended
	December 31,
	2008	2007	2006

Return on equity(1)	21.5	34.2	37.6
Return on assets(2)	1.04	1.39	1.26
Dividend pay-out ratio	46.0	44.4	46.9
Equity to assets ratio(3)	4.90	4.95	4.42

(1)	Represents net income attributed to parent company for the year as a percentage of average stockholders’ equity for the year.

(2)	Represents net income as a percentage of average total assets for the year.

(3)	Represents total stockholders’ equity over total assets

The decrease produced in return on equity during 2008 is due to the increase in average stockholders’ equity in 2008, combined with the 16.06% decline in net income in 2008 compared with 2007.

F.	Competition

The commercial banking sector in Spain has undergone significant consolidation. In the majority of the markets where we provide financial services, the Banco Santander Group is our strongest competitor.

We face strong competition in all of our principal areas of operations. The deregulation of interest rates on deposits in the past decade led to increased competition for large demand deposits in Spain and the widespread promotion of interest-bearing demand deposit accounts and mutual funds. The capturing of customer funds in Spain had been characterized for several years by a large shift of deposits into mutual funds. However, since 2006 we have experienced a reverse shift of mutual funds into deposits. As of December 31, 2006, mutual fund assets under management grew by 3.5% compared to December 31, 2005. As of December 31, 2007 such assets decreased by 6.1% compared to December 31, 2006 and as of December 31, 2008 they decreased by 29.8% compared to December 31, 2007. The trend in deposits has been favorable and deposits in the banking sector increased by 16% as of December 31, 2007 compared to December 31, 2006 and 17% as of December 31, 2008 compared to December 31, 2007.

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

The recent market turmoil triggered by defaults on subprime mortgages in the United States has significantly disrupted first the liquidity of financial institutions and markets and consequently the real economy. Wholesale and interbank markets are frozen to a great extent, and the spread on Spanish Residential Mortgage-Backed Security (RMBSs) and sovereign risk has increased substantially. In this adverse and uncertain economic environment, the world economy is facing a lengthy adjustment and de-leveraging process that will be costly in terms of activity and employment.

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

The EU Directive on Investment Services took effect on December 31, 1995. The EU Directive permits all brokerage houses authorized to operate in other member states of the EU to carry out investment services in Spain. Although the EU Directive is not specifically addressed to banks, it affects the activities of banks operating in Spain. Besides, several initiatives have been implemented recently in order to facilitate the creation of a Pan-European financial market. For example, SEPA (Single Euro Payments Area) is a major project which aims at replacing all existing payment systems — organized by the Member States with new, Pan-Euro systems and the MiFID project (Markets in Financial Instruments Directive) aims to create a European framework for investment services.

Foreign banks also have a strong presence in Spain. As of December 31, 2008, approximately 127 foreign banks, of which 80 were branches, operated in Spain and several foreign banks have acquired small and medium-sized Spanish banks.

Following the recent financial turmoil, a number of banks have disappeared or have been absorbed by other banks. The trend indicates that this will continue in the future, with a number of mergers and acquisitions between financial entities. The U.S. government has already facilitated the purchase of troubled banks by other competitors, and European governments, including the Spanish government, have expressed their willingness to facilitate these type of operations.

In the wake of the exceptional circumstances unfolding in the international financial markets, notably from the second half of 2008, certain European governments committed to taking appropriate measures to try to resolve the issues confronting bank funding and the ramifications of constrained funding on the real economy with a view to safeguarding the stability of the international financial system. The overriding goals underpinning these measures were to ensure sufficient liquidity to enable financial institutions to function correctly, to facilitate the funding of banks, to provide financial institutions with additional capital resources where needed so as to continue to ensure the proper financing of the economy, to ensure that applicable accounting standards are sufficiently flexible to take into consideration of current exceptional market circumstances and to reinforce and improve cooperation among European nations.

Framed by this general philosophy, the following measures were passed into law in Spain during the fourth quarter of 2008:

•	Royal Decree-Law 6/2008, of October 10, creating the Spanish Financial Asset Acquisition Fund, and Order EHA/3118/2008, dated October 31, enacting this Royal Decree. The purpose of the fund, which is managed by Spain’s Economy Ministry and has an initial endowment of €30 billion, which can be increased to €50 billion, is to acquire, with public financing and based on market criteria via auctions, financial instruments issued by Spanish banks and savings and loans (cajas de ahorro) and securitization funds containing Spanish assets, secured by loans extended to individuals, companies and non-financial corporates.

•	Royal Decree-Law 7/2008, of October 13, on Emergency Economic Measures in connection with the Concerted Euro Area Action Plan, and Order EHA/3364/2008, dated November 21, enacting article 1 of the aforementioned Royal Decree, including the following measures:

•	The extension of state guarantees to secure bills, debentures and bonds issued by credit entities resident in Spain since October 14, 2008. Debt issued which takes advantage of this state guarantee must: form part of individual operations or issuance programs; not be subordinated or secured by any other class of guarantee; be traded on official Spanish secondary markets; mature within three months and three years (although this maturity can be extended to five years subject to prior notification to the Bank of Spain); be fixed or floating rate (subject to special conditions for floating-rate debt); be repaid in a single installment at maturity; not have any options or other derivatives attached to it; and, have a nominal value of €10 million or more. The deadline for issuing debt eligible for state guarantees is December 31, 2009 and the total amount of guarantees that can be extended is €100 billion.

•	Authorization, on an exceptional basis, until December 31, 2009, for the Spanish Economy Ministry to acquire securities, including preferred shares and other non-voting equity instruments, issued by credit entities resident in Spain that need to reinforce their capital and so request.

We are entitled to avail ourselves of the aforementioned measures under the umbrella of our risk management policy. However, at the date of preparation of this Annual Report, we have not requested access to these facilities.

We could be adversely affected if one or more of our direct competitors are beneficiaries of selective governmental interventions or assistance and we do not receive comparable assistance.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The international economic crisis was the defining factor for our business in 2008. Throughout the year, financial markets suffered high volatility with general decreases in stock market indices around the world. The deterioration in the international macroeconomic environment was particularly pronounced during the third and fourth quarters of 2008, with major disruptions in international financial markets and the failure or government rescue of several large financial institutions and insurance entities. As a result of such volatility and uncertainty, liquidity was scarce, including in the interbank lending market, which contributed to increases in interest rates, particularly short-term interest rates, over the year.

In the United States, where the financial crisis originated, economic indicators for 2008 demonstrate a notable slowdown in economic activity and consumer confidence as well as an increase in unemployment. The real estate market is in a period of adjustment reflected by data showing declining house sales and prices. Other economic activity indicators, such as the Industrial Production and the Manufacturing Index (“ISM”) finished 2008 below 50 points, highlighting the fact that the U.S. economy is in recession. Due to lower demand as a result of decreased economic activity, the price of oil in 2008 decreased helping to ease inflationary pressures.

In Europe, the slowdown in economic growth continued in 2008. Euro zone economic indicators point to a continued slowdown in growth, in line with what is happening in Spain. The ISM index for the euro zone was under 50 points, which signifies that industrial and service activities are at historical lows. Mirroring the situation in the United States, consumer confidence levels in the euro zone declined in 2008 while unemployment continued to rise.

In view of the seriousness of the economic situation, during the month of October the governments of the United States and numerous countries in the European Union started to approve specific plans to combat the economic crisis. The measures taken by the Spanish government aim to resolve the lack of liquidity of financial entities to re-establish confidence and to improve the markets for long term financing through the Financial Assets Acquisition Fund, which began auctions in late 2008.

Likewise, central banks have intervened by means of liquidity injections, and in a coordinated action lowered interest rates in December 2008, including the U.S. Federal Reserve (down to 0.25%), the ECB (down to 2.5%) and the Bank of England (down to 2%). In January 2009 the ECB and the Bank of England again lowered the interest rates half a point, down to 2% and 1.5% respectively.

Despite the adverse global economic environment, Latin American economies enjoyed relatively positive results in 2008, primarily due to the continued increase of internal demand. Nevertheless, in 2008 continued worsening of inflation expectations led most central banks in the region to tighten monetary policy. In Mexico, the interbank interest rate was increased in the fourth quarter and stood at 8.69% at the end of 2008.

In relation of exchange rates, most of the currencies that affect the financial situation of the Group have depreciated relative to the euro during the last months of 2008. The U.S. dollar, however, appreciated during the last months of the 2008, resulting in a minor negative impact on the year-on-year comparison of the BBVA Group’s balance sheet.

Differences in average exchange rates for 2008 and 2007 negatively affected the income statement. In average terms in 2008, the Mexican peso fell 9.3% against the euro, the U.S. dollar fell 7.0% against the euro, the Argentine peso fell 8.7% against the euro, the Venezuelan Bolivar fell 7.0% against the euro, the Chilean peso fell 7.2% against the euro, the Peruvian sol fell 0.1% against the euro and the Colombian peso fell 1.3% against the euro. Overall, the negative impact of the depreciation of these currencies on the Group’s net income attributed to parent company in 2008 is approximately four percentage points.

Critical Accounting Policies

The BBVA Group’s Consolidated Financial Statements as of and for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 were prepared by the Bank’s directors in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Group’s equity and financial position as of and for the years ended December 31, 2008, December 31, 2007 and December 31, 2006, and the results of its operations, the changes in consolidated equity and the consolidated cash flows in 2008, 2007 and 2006. These Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group. See Note 2.2 to the Consolidated Financial Statements).

The Group’s Consolidated Financial Statements are presented in accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 applicable at year-end 2008.

In preparing the Consolidated Financial Statements estimates were made by the Group and the consolidated companies in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates relate mainly to the following:

•	The impairment on certain assets.

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments.

•	The useful life of tangible and intangible assets.

•	The measurement of goodwill arising on consolidation.

•	The fair value of certain unlisted assets.

Although these estimates were made on the basis of the best information available as of December 31, 2008, December 31, 2007 and December 31, 2006 on the events analyzed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in coming years.

The presentation format used under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 vary in certain respects from the presentation format and accounting rules required to be applied under U.S. GAAP and other rules that are applicable to U.S. banks. The tables included in Note 58 to our Consolidated Financial Statements give the effect that application of U.S. GAAP would have on net income and stockholders’ equity as reported under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

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

See Note 2.2 to the Consolidated Financial Statements, which contains a summary of our significant accounting policies.

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

The fair value of OTC derivatives is equal to the sum of the future cash flows arising from the instruments discounted at the measurement date (“present value” or “theoretical value”). These derivatives are measured using methods recognized by the financial markets, including the net present value (“NPV”) method and option price calculation models.

Financial derivatives that have as their underlying equity instruments, whose fair value cannot be determined in a sufficiently objective manner and are settled by delivery of those instruments, are measured at cost.

Financial derivatives designated as hedging items are included in the heading of the balance sheet “Heading derivatives”. These financial derivatives are valued at fair value.

See Note 2.2.1 to the Consolidated Financial Statements, which contains a summary of our significant accounting policies with respect to these instruments.

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

See Note 2.2.11 to the Consolidated Financial Statements, which contains a summary of our significant accounting policies related to goodwill.

Post-employment benefits and other long term commitments to employees

Pension and post-retirement benefit costs and credits are based on actuarial calculations. Inherent in these calculations are assumptions including discount rates, rate of salary increase and expected return on plan assets. Changes in pension and post-retirement costs may occur in the future as a consequence of changes in interest rates, expected return on assets or other assumptions. See Note 2.2.3 to the Consolidated Financial Statements, which contains a summary of our significant accounting policies about pension and post-retirement benefit costs and credits.

Allowance for loan losses

As we described in Note 2.2.1.b to the Consolidated Financial Statements, a loan is considered to be an impaired loan — and therefore its carrying amount is adjusted to reflect the effect of its impairment — when there is objective evidence that events have occurred which, in the case of loans, give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.

The potential impairment of these assets is determined individually or collectively. The quantification of impairment losses is determined on a collective basis in the following two cases:

•	Assets classified as impaired for customers in which the amount of their operations is less than € 1 million.

•	Asset portfolio not currently impaired but which presents an inherent loss.

Inherent loss, calculated using statistical procedures, is deemed equivalent to the portion of losses incurred on the date that the accompanying consolidated financial statements are prepared that has yet to be allocated to specific transactions.

The Group estimates collective inherent loss of credit risk corresponding to operations realized by Spanish financial entities of the Group (approximately 68.73% of the Loans and Receivables of the Group as of December 31, 2008), using the parameters set by Annex IX of the Bank of Spain’s Circular 4/2004 on the basis of its experience and the Spanish banking sector information in the quantification of impairment losses and provisions for insolvencies for credit risk.

Notwithstanding the above, the Group has historic statistical data which it used in its internal ratings models (IRBs) that were approved by the Bank of Spain for some portfolios in 2008, albeit only for the purpose of estimating regulatory capital under the new Basel Accord (BIS II). It uses these internal models to calculate the economic capital required in its activities and uses the expected loss concept to quantify the cost of credit risk for incorporation in its calculation of the risk-adjusted return on capital of its operations.

To estimate the collective loss of credit risk corresponding to operations with non-Spanish residents registered in foreign subsidiaries, the Group applies similar methods and criteria, using the Bank of Spain’s parameters but adapting the default calendars to the particular circumstances of the country. Additionally, in Mexico for consumer loans, credit cards, and mortgages portfolios, as well as for credit investment maintained by the Group in the United States, the calculation of the impairment losses is based on our historical experience of the Group (approximately 13% of the Loans and Receivables of the Group as of December 31, 2008).

In either case, the aforementioned provisions required under Bank of Spain’s Circular 4/2004 standards fall within the range of provisions calculated using our historical experience.

For the years ended December 31, 2007 and 2006, the provisions required under Bank of Spain’s Circular 4/2004 standards represented the outermost range of acceptable estimates which were calculated using our historical experience. Therefore, those provisions did not represent the best estimate of allowance for loan losses under U.S. GAAP which provided a more moderate estimate within the acceptable range. As a consequence, there was an adjustment in the reconciliation to U.S. GAAP in order to reflect in net income the reversal of the difference of estimates of the provisions recorded under both GAAPs in each year and in stockholders’ equity the differences of estimates of the accumulated allowance for loan losses under both GAAPs.

For the year ended December 31, 2008, there is no substantial difference in the calculation made under both GAAPs because the allowance for loan losses calculated under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 is similar to the best estimate of allowance for loan losses under U.S. GAAP, which is the central scenario determined by using our historical experience. Therefore, the allowance for loan losses calculated under both GAAPs are the same and the Bank has included an adjustment in the reconciliation of net income for the year 2008 in order to make equivalent the allowance for loan losses under U.S. GAAP to the allowance for loan losses calculated under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

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

The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Consolidated Financial Statements. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies and the U.S. dollar against the euro, expressed in local currency per €1.00 as of December 31, 2008, 2007 and 2006, respectively, according to the European Central Bank.

	As of December 31,			Change
	2008	2007	2006	2008/2007	2007/2006
				(In %)

Mexican peso	19.2334	16.0521	14.3230	(19.8)	(12.1)
U.S. dollar	1.3917	1.4721	1.3170	5.5	(11.8)
Venezuelan bolivar	2.9884	3.1646	2.8249	5.6	(12.0)
Colombian peso	3,125.00	2,967.36	2,941.18	(5.3)	(0.9)
Chilean peso	885.74	731.53	703.73	(21.1)	(4.0)
Peruvian nuevo sol	4.3678	4.4060	4.2098	0.9	(4.7)
Argentinean peso	4.9197	4.6684	4.0679	(5.4)	(14.8)

The main Latin American currencies have depreciated against the euro in recent years, which had a negative impact on our operating results for 2008 compared to 2007, and for 2007 compared to 2006, and therefore affects the comparability of our historical results of operations for these periods.

In addition, on September 7, 2007 we acquired Compass in the United States, which affects the comparability of our historical results of operations for 2008 compared to 2007 and for 2007 compared to 2006.

For information on the policies and practices regarding exchange rate risk management, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Structural exchange rate risk”.

BBVA Group Results of Operations For 2008 Compared to 2007

The changes in the Group’s consolidated income statements for 2008 and 2007 were as follows:

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euros)		(In %)

Interest and similar income	30,404	26,176	16.15
Interest expense and similar charges	(18,718)	(16,548)	13.11
Net interest income	11,686	9,628	21.38

Dividend income	447	348	28.45
Share of profit or loss of entities accounted for using the equity method	293	241	21.58
Fee and commission income	5,539	5,603	(1.14)
Fee and commission expenses	(1,012)	(1,043)	(2.97)
Net gains (losses) on financial assets and liabilities	1,328	1,545	(14.05)
Net exchange differences	231	411	(43.80)
Other operating income	3,559	3,589	(0.84)
Other operating expenses	(3,093)	(3,051)	1.38

Gross income	18,978	17,271	9.88
Administrative costs	(7,756)	(7,253)	6.94
Personnel expenses	(4,716)	(4,335)	8.79
General and administrative expenses	(3,040)	(2,918)	4.18
Depreciation and amortization	(699)	(577)	21.14
Provisions (net)	(1,431)	(235)	n.m.(1)
Impairment on financial assets (net)	(2,941)	(1,903)	54.55

Net operating income	6,151	7,303	(15.77)
Impairment on other assets (net)	(45)	(13)	n.m. (1)
Gains (losses) in written off assets not classified as non-current
assets held for sale	72	13	n.m. (1)
Gains (losses) in non-current assets held for sale not classified as
discontinued operations	748	1,191	(37.20)

Income before tax	6,926	8,494	(18.46)
Income tax	(1,541)	(2,079)	(25.88)

Net income	5,385	6,415	(16.06)
Profit or loss attributed to minority interest	(365)	(289)	26.30

Net income attributed to parent company	5,020	6,126	(18.05)

(1)	Not meaningful

Year-on-year comparisons of the BBVA Group’s earnings in 2008 compared to 2007 are affected by a series of one-off operations:

•	In 2008, we recognized a gross gain of €727 million (€509 million net of tax) from the sale of our stake in Bradesco (which we recorded under the heading “Gains in non-current assets held for sale not classified as discontinued operations”).

•	In 2008, we recognized a gross charge of €860 million (€602 million net of tax) related to extraordinary early retirements in Spain under the transformation plan we announced in the fourth quarter of 2007, which we recorded under the heading “Provisions (net)”.

•	In 2008, we recognized a charge of €431 million (€302 million net of tax), associated with the loss from the Madoff fraud, which we recorded under the heading “Provisions (net)”. Although we had no direct investment and never sold products managed or deposited at this company to retail or private banking customers, we structured products for financial entities and institutional investors that were linked to third-party mutual funds which invested via Madoff.

•	In 2007, we recognized a gross gain of €847 million (€696 million net of tax) from the sale of our stake in Iberdrola, S.A., which we recognized under the heading “Gains in non-current assets held for sale not classified as discontinued operations”.

•	In 2007, we recognized a gross gain of €273 million (€233 million net of tax) from our sale of real estate as part of the project for our new corporate headquarters, which we recognized under the heading “Gains in non-current assets held for sale not classified as discontinued operations”.

•	In 2007, we recognized a gross charge of €200 million (€135 million net of tax) related to contributions we made to the BBVA Foundation for Microfinance, which we recognized under the heading “General and administrative expenses”.

•	In 2007, we recognized a gross charge of €100 million (€70 million net of tax) related to extraordinary early retirements in Spain under the transformation plan we announced in the fourth quarter of 2007, which we recorded under the heading “Provisions (net)”.

The combined effect of these operations, net of corresponding taxes, was the recognition of a reduction of net income attributed to parent company of €395 million in 2008 and an increase of €724 million in 2007.

Net interest income

The following table summarizes the principal components of net interest income for 2008 compared to 2007.

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euros)		(in%)

Interest and similar income	30,404	26,176	16.15
Interest expense and similar charges	(18,718)	(16,548)	13.11

Net interest income	11,686	9,628	21.38

In 2008, net interest income was €11,686 million, a 21.4% increase over the €9,628 million recorded in 2007. The improvement was due to the increase in lending, which effect on net interest income (€3,297 million) was higher than the effect on net interest income of the increase in volume of deposits of customers (€2,084 million). Changes in interest rates between the two periods also had a significant effect on the increase in net interest income mainly due to increase in interest related to loans and advances to customers in euro, particularly in Spain.

Dividend income

Dividend income for 2008 was €447 million, a 28.4% increase over the €348 million recorded in 2007, due primarily to dividends from Telefónica, S.A.

Share of Profit or loss of entities accounted for using the equity method

Share of Profit or loss of entities accounted for using the equity method for 2008 was €293 million euros, a 21.6% increase over the €241 million recorded in 2007, due primarily to the results contributed by Corporación IBV (€233 million in 2008 compared to €209 million in 2007).

Fee and Commission income

The breakdown of fee and commission income in 2008 and 2007 is as follows:

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euros)		(In %)

Commitment fees	62	55	12.73
Contingent liabilities	243	229	6.11
Documentary credits	45	38	18.42
Bank and other guarantees	198	191	3.66
Arising from exchange of foreign currencies and banknotes	24	24	0.00
Collection and payment services	2,655	2,567	3.43
Securities services	1,895	2,089	(9.29)
Counseling on and management of one-off transactions	9	16	(43.75)
Financial and similar counseling services	24	23	4.35
Factoring transactions	28	25	12.00
Non-banking financial products sales	96	87	10.34
Other fees and commissions	503	488	3.07

Fee and commission income	5,539	5,603	(1.14)

Fee and commission income for 2008 amounted to €5,539 million, a 1.1% decrease from €5,603 million in 2007, due mainly to the decrease in fee and commission income from mutual and pension funds. Fee and commission income from mutual and pension funds, which is recorded under the heading “Securities services”, decreased as a result of a decrease in mutual and pension fund assets under management in 2008 compared to 2007 as a result of the negative performance of equity markets in 2008 compared to 2007 and, in markets such as Spain, the transfer of customer funds out of mutual funds, the value of which decreased by of 19.0%, and into time deposits.

Fee and commission expenses

The breakdown of fee and commission expenses in 2008 and 2007 is as follows:

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euro)		(In %)

Brokerage fees on lending and deposit transactions	(9)	(7)	28.57
Fees and commissions assigned to third parties	(728)	(612)	18.95
Other fees and commissions	(275)	(424)	(35.14)

Fee and commission expenses	(1,012)	(1,043)	(2.97)

Fee and commission expenses for 2008 amounted to €1,012 million, a 3.0% decrease from €1,046 million in 2007, mainly due to a 35.1% decrease in other fees and commissions to €275 million in 2008 from €424 million in 2007.

Net fees and commissions

As a result of the foregoing, net fees and commissions for 2008 was €4,527 million, a 0.7% decrease from the amount €4,560 million recorded in 2007.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities in 2008 amounted to €1,328 million, a 14.05% decrease from €1,545 million in 2007. Net exchange differences amounted to €231 million, a decrease of 43.8% from €411 million in 2007. Decreases were due primarily to the lower results generated by financial assets held for trading.

Other operating income and other operating expenses

Other operating income amounted to €3,559 million in 2008, a 0.8% decrease compared with the €3,589 million in 2007. Other operating expenses in 2008 amounted to €3,093 million, a 1.4% increase compared with the €3,051 million recorded in 2007. The net variation was a 13.4% decrease with respect to 2007, due primarily to the smaller amount of income generated from real estate activities.

Gross income

As a result of the foregoing, gross income in 2008 was €18,978 million, a 9.9% increase over the €17,271 million recorded in 2007.

Administrative costs

Administrative costs for 2008 were €7,756 million, a 6.9% increase over €7,253 million recorded in 2007, due primarily to the incorporation of Compass (with its higher relative wages and salaries) and a 30.7% increase in rents expenses in connection with the rental in 2008 of properties previously owned by the Group in connection with the project for our new corporate headquarters. These factors were partially offset through a 2.6% reduction in the number of employees of the Group as of December 31, 2008 to 108,972 compared to 111,913 employees as of December 31, 2007.

The table below provides a breakdown of personnel expenses for 2008 and 2007.

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euro)		(In %)

Wages and salaries	3,593	3,297	8.98
Social security costs	566	546	3.66
Transfers to internal pension provisions	56	56	—
Contributions to external pension funds	71	58	22.41
Other personnel expenses	430	378	13.76

Total	4,716	4,335	8.79

The table below provides a breakdown of general and administrative expenses for 2008 and 2007.

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euro)		(In %)

Technology and systems	598	539	10.95
Communications	260	236	10.17
Advertising	273	248	10.08
Property, fixtures and materials	617	520	18.65
Of which:
Rents expenses	268	205	30.73
Taxes other than income tax	295	258	14.34
Other expenses	997	1,117	(10.74)

Total	3,040	2,918	4.18

Depreciation and amortization

Depreciation and amortization for 2008 amounted to €699 million, a 21.1% increase over the €577 million recorded in 2007, due primarily to the full year of amortization of intangible assets related to our acquired banks in the United States, principally Compass.

Impairment on financial assets (net)

Impairment on financial assets (net) was €2,940 million, a 54.5% increase over the €1,903 million recorded in 2007, due primarily to an increase in provisions in connection with the increase in substandard loans from €3,369 million as of December 31, 2007 to €8,728 million as of December 31, 2008, due to the deterioration of the economic environment and to the Group’s application of prudent criteria with respect to risks.

Provisions (Net)

Provisions (net) for 2008 were €1,431 million, compared with €235 million recorded in 2007, primarily due to our recognition in 2008 of a non-recurring gross charge of €860 million related to extraordinary early retirements in Spain under the transformation plan we announced in the fourth quarter of 2007 and the extraordinary provision of €431 million (€302 million net of tax) stemming from the Madoff fraud.

Net operating income

As a result of the foregoing, net operating income for 2008 was €6,151 million, a 15.8% from 2007 (€7,303 million).

Impairment on other assets (net)

Impairment on other assets (net) for 2008 amounted to €45 million, an increase from the €13 million recorded in 2007, primarily related to real estate impairments.

Gains (losses) in written off assets not classified as non-current assets held for sale

Gains (losses) in written off assets not classified as non-current assets held for sale for 2008 amounted to €72 million, an increase from the €13 million recorded in 2007.

Gains (losses) in non-current assets held for sale not classified as discontinued operations

Gains (losses) in non-current assets held for sale not classified as discontinued operations for 2008 amounted to €748 million, a 37.2% decrease from the €1,191 million recorded in 2007. In 2008 gains (losses) in non-current assets held for sale not classified as discontinued operations, was primarily affected by a gross gain of €727 million from the sale of our stake in Bradesco. In 2007, gains (losses) in non-current assets held for sale not classified as discontinued operations, was primarily affected by a gross gain of €847 million from our sale of our stake in Iberdrola, S.A. and a gross gain of €273 million from our sale of real estate as part of the construction of our new corporate headquarters.

Income before tax

As a result of the foregoing, income before tax for 2008 was €6,926 million, a 18.5% decrease from the €8,494 million recorded in 2007.

Income tax

Income tax for 2008 amounted to €1,541 million, a 25.9% decrease from the €2,079 million recorded in 2007, due to lower profits before tax, higher profits exempt from tax and the reduction of the tax rate in Spain from 32.5% in 2007 to 30% in 2008.

Net income

As a result of the foregoing net income for 2008 was €5,385 million, a 16.1% decrease from the €6,415 million recorded in 2007.

Profit or loss attributable to minority interest

Profit or loss attributable to minority interest in 2008 was €365 million, a 26.3% increase over the €289 million recorded in 2007, due primarily to greater profits obtained by certain of our Latin American subsidiaries whose results we account for as profit or loss attributable to minority interest.

Net income attributed to parent company

Net income attributed to parent company in 2008 was €5,020 million, a 18.1% decrease from the €6,126 million recorded in 2007. Excluding the one-off items described above, the net income attributed to parent company in 2008 was €5,414 million, a 0.2% increase over the €5,403 million recorded in 2007.

BBVA Group Results of Operations for 2007 compared to 2006

The changes in the Group’s consolidated income statements for 2007 and 2006 were as follows:

	Year Ended December 31,		Change
	2007	2006	2007/2006
	(In millions of euros)		(In %)

Interest and similar income	26,176	20,042	30.61
Interest expense and similar charges	(16,548)	(11,904)	39.01
Net interest income	9,628	8,138	18.31

Dividend income	348	380	(8.42)
Share of profit or loss of entities accounted for using the equity method	241	308	(21.75)
Fee and commission income	5,603	5,133	9.16
Fee and commission expenses	(1,043)	(943)	10.60
Net gains (losses) on financial assets and liabilities	1,545	1,261	22.52
Net exchange differences	411	376	9.31
Other operating income	3,589	3,413	5.16
Other operating expenses	(3,051)	(2,923)	4.38

Gross income	17,271	15,143	14.05
Administrative costs	(7,253)	(6,330)	14.58
Personnel expenses	(4,335)	(3,989)	8.67
General and administrative expenses	(2,918)	(2,342)	24.59
Depreciation and amortization	(577)	(472)	22.25
Provisions (net)	(235)	(1,338)	(82.44)
Impairment on financial assets (net)	(1,903)	(1,457)	30.61

Net operating income	7,303	5,545	31.70
Impairment on other assets (net)	(13)	(12)	8.33
Gains (losses) in written off assets not classified as non-current assets held for sale	13	956	(98.64)
Gains (losses) in non-current assets held for sale not classified as discontinued operations	1,191	541	120.15

Income before tax	8,494	7,030	20.83
Income tax	(2,079)	(2,059)	0.97

Net income	6,415	4,971	29.05
Profit or loss attributed to minority interest	(289)	(235)	22.98

Net income attributed to parent company	6,126	4,736	29.35

The main Latin American currencies and the U.S. dollar depreciated against the euro, which had a negative impact on our operating results for 2007 compared to 2006, and therefore affects the comparability of our historical results of operations for these periods.

In addition, as discussed above, on September 7, 2007 we acquired Compass in the United States, which affects the comparability of our historical results of operations for 2007 compared to 2006.

Year-on-year comparisons of the BBVA Group’s earnings in 2007 compared to 2006 are also affected by a series of one-off operations:

•	In 2007, we recognized a gross gain of €847 million (€696 million net of taxes) from our sale of our stake in Iberdrola, S.A., which we recognized under the heading “Gains in non-current assets held for sale not classified as discontinued operations”.

•	In 2007, we recognized a gross gain of €273 million (€233 million net of taxes) from our sale of real estate as part of the reorganization of our real estate portfolio in connection with our construction of a new corporate headquarters, which we recognized under the heading “Gains in non-current assets held for sale not classified as discontinued operations”.

•	In 2007, we recognized a gross charge of €200 million (€135 million after tax) related to contributions we made to the BBVA Foundation for Microfinance, which we recognized under the heading “General and administrative expenses”.

•	In 2007, we recognized a gross charge of €100 million (€70 million net of tax) related to extraordinary early retirements in Spain under the transformation plan we announced in the fourth quarter of 2007, which we recorded under the heading “Provisions (net)”.

•	In 2006, we acquired 100% ownership of Texas Regional Bancshares, Inc.

•	In 2006, we acquired 100% ownership of Uno-E.

•	In 2006, we sold our 5.04% capital share in Repsol, which gave rise to a gain of €523 million.

•	In 2006, we sold our ownership interest in the share capital of BNL to BNP Paribas, which gave rise to a gain of €568 million.

In 2006, we sold our ownership interest of 51% in the share capital of Andorra to the rest of the shareholders of the entity.

Net interest income

The following table summarizes the principal components of net interest income for 2007 compared to 2006.

	Year Ended December 31,		Change
	2007	2006	2007/2006
	(In millions of euros)		(In %)

Interest and similar income	26,176	20,042	30.61
Interest expense and similar charges	(16,548)	(11,904)	39.01

Net interest income	9,628	8,138	18.31

Net interest income for 2007 was €9,628 million, a 18.31% increase over the €8,138 million recorded in 2006. The improvement was due to the increase in lending which was higher than the increase in deposits in our main business areas. Changes in interest rates between the two periods had a negligible effect on the increase in net interest income as the general increase in interest rate spreads between loans and advances to customers and customer deposits was offset by increases in interest rates on issuances by the Group.

Dividend income

Dividend income for 2007 was €348 million, a 8.42% decrease over the €380 million recorded in 2006.

Share of profit or loss of entities accounted for using the equity method

Share of Profit or loss of entities accounted for using the equity method for 2007 was €241 million, a 21.8% decrease from the €308 million recorded in 2006. In 2007 the main contributor was Corporación IBV (€209 million). In 2006 the main contributions were from Corporación IBV (€251 million) and BNL (€25 million).

Net fees and commissions income

The breakdown of fee and commission income in 2007 and 2006 is as follows:

	Year Ended December 31,		Change
	2007	2006	2007/2006
	(In millions of euros)		(In %)

Commitment fees	55	56	(1.79)
Contingent liabilities	229	204	12.25
Documentary credits	38	33	15.15
Bank and other guarantees	191	171	11.70
Arising from exchange of foreign currencies and banknotes	24	20	20.00
Collection and payment services	2,567	2,274	12.88
Securities services	2,089	2,017	3.57
Counseling on and management of one-off transactions	16	14	14.29
Financial and similar counseling services	23	18	27.78
Factoring transactions	25	19	31.58
Non-banking financial products sales	87	80	8.75
Other fees and commissions	488	431	13.23

Fee and commission income	5,603	5,133	9.16

Fee and commission income for 2007 amounted to €5,603 million, a 9.2% increase from €5,133 million recorded in 2006, mainly due to a 12.9% increase in collection and payment services to €2,567 million in 2007 from €2,274 million in 2006, primarily due to an increase in business volume.

Fee and commission expenses

The breakdown of fee and commission expenses in 2007 and 2006 is as follows:

	Year Ended December 31,		Change
	2007	2006	2007/2006
	(In millions of euro)		(In %)

Brokerage fees on lending and deposit transactions	(7)	(11)	(36.36)
Fees and commissions assigned to third parties	(612)	(560)	9.29
Other fees and commissions	(424)	(372)	13.98

Fee and commission expenses	(1,043)	(943)	10.60

Fee and commission expenses for 2007 amounted to €1,043 million, a 10.6% increase from €943 million in 2006, mainly due to increases in fees and commissions assigned to third parties and other fees and commissions as a result of increased business volumes.

Net fees and commissions

As a result of the foregoing, net fees and commissions for 2007 was €4,560 million, an 8.83% increase from the €4,190 million recorded in 2006.

Net gains (losses) on financial assets and liabilities — Net exchange differences

Net gains (losses) on financial assets and liabilities for 2007 amounted to €1,545 million, a 22.5% increase over the €1,545 million recorded in 2006. Net exchange differences for 2007 amounted to €411 million, an increase of 9.3% from the €376 million recorded in 2006. Of these figures, €883 million were capital gains related to one-

time gains from the sale of the Group’s interest in Iberdrola in 2007 and €523 million were capital gains from the sale of ownership interest in Repsol in 2006.

Other operating income and other operating expenses

Other operating income for 2007 was €3,589 million, a 5.2% increase over the €3,413 million recorded in 2006. Other operating expenses for 2007 was €3,051 million, a 4.4% increase over the €2,923 million recorded in 2006, primarily as a result of a €200 million charge for the endowment of the Fundación BBVA para las Microfinanzas (a Microcredit Foundation).

Gross income

As a result of the foregoing, gross income for 2007 was €17,271 million, a 14.1% increase over the €15,143 million recorded in 2006.

Administrative costs

Administrative costs for 2007 was €7,253 million, a 14.6% increase over the €6,330 million recorded in 2006, mainly due to a 9.5% increase in wages and salaries to €3,297 million in 2007 from €3,012 million in 2006 as a result of an increase in the average number of employees of the BBVA Group to 104,515 in 2007 from 95,738 in 2006. The increase in the number of employees in 2007 was due mainly to the addition of employees from Compass (8,864 employees) and State National Bank (595 employees), each of which was acquired in 2007.

The breakdown of personnel expenses for 2007 and 2006 was as follows:

	Year Ended December 31,		Change
	2007	2006	2007/2006
	(In millions of euro)		(In %)

Wages and salaries	3,297	3,012	9.46
Social security costs	546	504	8.33
Transfers to internal pension provisions	56	74	(24.32)
Contributions to external pension funds	58	53	9.43
Other personnel expenses	378	346	9.25

Total	4,335	3,989	8.67

The breakdown of general and administrative expenses for 2007 and 2006 was as follows:

	Year Ended December 31,		Change
	2007	2006	2007/2006
	(In millions of euro)		(In %)

Technology and systems	539	495	8.89
Communications	236	218	8.26
Advertising	248	207	19.81
Property, fixtures and materials	520	451	15.30
Of which:
Rents expenses	205	173	18.50
Taxes other than income tax	258	203	27.09
Other expenses	1,117	768	45.44

Total	2,918	2,342	24.59

Depreciation and amortization

Depreciation and amortization for 2007 was €577 million, a 22.3% increase over the €472 million recorded in 2006.

Impairment on financial assets (net)

Impairment on financial assets (net) for 2007 was €1,903 million, a 30.6% increase over the €1,457 million recorded in 2006. This increase was mainly due to an increase of 28.8% in loan loss provisions (€1,902 million in 2007 compared to €1,477 million in 2006) which was attributable to the growth of lending in all of the Group’s markets, as recently-made loans require higher generic provisions than older loans in our portfolio under Bank of Spain rules.

Provisions (net)

Provisions (net) for 2007 was €235 million, compared with the €1,338 million recorded in 2006. The amount in 2007 includes €100 million related to the transformation plan announced during the fourth quarter of 2007. Provisions (net) for 2006 includes €777 million for early retirement payments associated with the restructuring of the branch networks in Spain and those derived from the new organizational structure introduced in such year.

Net operating income

As a result of the foregoing, net operating income for 2007 was €7,303 million, a 31.7% increase from the €5,545 million recorded in 2006.

Impairment on other assets (net).

Impairment on other assets (net) for 2007 was €13 million, a 8.3% increase from the €12 million recorded in 2006.

Gains (losses) in written off assets not classified as non-current assets held for sale

Gains (losses) in written off assets not classified as non-current assets held for sale for 2007 was €13 million, a 98.6% decrease from the €956 million recorded in 2006, primarily as a result of the non-recurring gains on the sale of our holdings in BNL (€568 million) and in Andorra (€183 million) that we recorded in 2006.

Gains (losses) in non-current assets held for sale not classified as discontinued operations

Gains (losses) in non-current assets held for sale not classified as discontinued operations was €1,191 million for 2007, an increase from the €541 million recorded in 2006. In 2007, we recognized a gross gain of €273 million (€233 million net of taxes) from our sale of real estate as part of the reorganization of our real estate portfolio in connection with our construction of our new corporate headquarters and a gross gain of €847 million (€696 million net of taxes) from our sale of our stake in Iberdrola.

Income before tax

As a result of the foregoing, income before tax for 2007 was €8,494 million, a 20.8% increase from the €7,030 million recorded in 2006.

Income tax

Income tax for 2007 was €2,079 million a 1.0% increase from the €2,059 million recorded in 2006, principally reflecting the change in the composition of our pre-tax income. In addition, the corporate tax rate in Spain was lowered to 32.5% in 2007 and thus provisions for this item are also lower. Finally, 2006 the new tax code generated a one-time charge to adjust deferred tax credits to new rates.

Net Income

As a result of the foregoing, net income for 2007 was €6,415 million, a 29.1% increase from the €4,971 million recorded in 2006.

Profit or loss attributable to minority interest

Profit or loss attributable to minority interest in 2007 was €289 million, a 23.0% increase over the €235 million in 2006.

Net income attributed to parent company

Net income attributed to parent company in 2007 was €6,126 million, a 29.4% increase from the €4,736 million recorded in 2006.

Results of Operations by Business Areas for 2008 Compared to 2007

Spain and Portugal

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euros)		(In percentage)

Net interest income	4,828	4,391	9.95
Net fees and commissions	1,639	1,701	(3.64)
Net gains (losses) on financial assets and liabilities and exchange differences	254	250	1.60
Other operating income and expenses	415	391	6.14

Gross income	7,136	6,732	6.00
Administrative costs	(2,480)	(2,505)	(1.00)
Depreciation and amortization	(103)	(111)	(7.21)
Impairment on financial assets (net)	(809)	(594)	36.20
Provisions (net) and other gains (losses)	6	6	0.00

Income before tax	3,751	3,529	6.29
Income tax	(1,125)	(1,149)	(2.09)

Net income	2,625	2,380	10.25
Profit or loss attributed to minority interest	—	1	n.m. (1)

Net income attributed to parent company	2,625	2,381	10.25

(1)	Not meaningful

Net interest income

Net interest income for 2008 was €4,828 million, a 10.0% increase over the €4,391 million recorded in 2007. Due to a successful pricing policy, interest rate cuts in 2008 did not prevent the yield on loans to domestic customers in Spain from continuing its upward trend of the last two years. This was, however, partially offset by an increase in the costs of deposits, mainly due to structural changes in customer funds, with time deposits playing an ever-increasing role. The increase in costs of deposits was lower than the increase in yields on loans and as result in 2008, the average customers spreads was 3.18%, an increase of nine basis points compared to 2007. This helped net interest income in the Spain and Portugal area to grow by 10.0% in 2008.

Net Fees and commissions

Net fees and commissions of this business area amounted to €1,639 million in 2008, a 3.6% decrease from the €1,701 million recorded in 2007, due primarily to the decrease in fees from equity intermediation and fees related to mutual funds, due to the impact of the negative market effect on the managed assets and clients’ greater preference for time deposits.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2008 was €254 million, a 1.6% increase over the €250 million in 2007.

Other operating income and expenses

Other operating income and expenses of this business area for 2008 was €415 million, a 6.1% increase over the €391 million recorded in 2007, as a result of growth in income from insurance activities

Gross income

As a result of the foregoing, gross income of this business area for 2008 was €7,136 million, a 6.0% increase over the €6,732 million recorded in 2007.

Administrative costs

Administrative costs of this business area for 2008 was €2,480 million, a 1.0% decrease over the €2,505 million recorded in 2007, due primarily to the Group’s transformation plan, which helped to reduce wages and salaries, and, thorough continued streamlining of the branch network, with a reduction of 220 offices over 2008.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business area for 2008 was €809 million, a 36.2% increase over the €594 million recorded in 2007, due primarily to the deterioration of the economic environment and to the application of prudent criteria with respect to risks. The business area’s non-performing loan ratio increased to 2.62% as of December 31, 2008 from 0.74% as of December 31, 2007.

Income before tax

As a result of the foregoing, income before tax of this business area for 2008 was €3,751 million, a 6.3% increase over the €3,529 million recorded in 2007.

Income tax

Income tax of this business area for 2008 was €1,125 million, a 2.1% decrease from the €1,149 million recorded in 2007, primarily as a result of the reduction in the tax rate in Spain from 32.5% in 2007 to 30% in 2008.

Net income attributed to parent company

As a result of the foregoing, net income attributed to parent company of this business area for 2008 was €2,625 million, a 10.2% increase over the €2,381 million recorded in 2007.

Global Businesses (Wholesale Banking and Asset Management)

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euros)		(In%)

Net interest income	745	(7)	n.m. (1)
Net fees and commissions	413	446	(7.40)
Net gains (losses) on financial assets and liabilities and exchange differences	144	791	(81.80)
Other operating income and expenses	434	518	(16.22)

Gross income	1,736	1,749	(0.74)
Administrative costs	(511)	(467)	9.42
Depreciation and amortization	(9)	(7)	28.57
Impairment on financial assets (net)	(256)	(130)	96.92
Provisions (net) and other gains (losses)	(25)	9	n.m. (1)

Income before tax	934	1,154	(19.06)
Income tax	(174)	(247)	(29.55)

Net income	760	907	(16.21)
Profit or loss attributed to minority interest	(6)	(10)	(40.00)

Net income attributed to parent company	754	896	(15.85)

(1)	Not meaningful.

The preceding table and descriptions below do not take into account the impact of the Madoff fraud, which, due to its unique nature, is included in the area of Corporate Activities.

Net interest income and Net gains (losses) on financial assets and liabilities and exchange differences

For internal management purposes, “net interest income” and “net gains (losses) on financial assets and liabilities and exchange differences” for this business area are analyzed together. Net interest income includes the cost of funding of the market operations whose revenues are accounted for in the heading “Net gains (losses) on financial assets and liabilities and exchange differences”.

Net interest income amounted to a gain of €745 million in 2008, compared to a loss of €7 million in 2007. Net gains (losses) on financial assets and liabilities and exchange differences amounted to €144 million, compared to €791 million in 2007. The sum of these heading for 2008 was €889 million, a 13.4% increase over the €784 million recorded in 2007. This increase was largely attributable to the Corporate Banking unit, through the sharp rise in lending.

Net fees and commissions

Net fees and commissions of this business area for 2008 was €413 million, a 7.5% decrease from 2007 (€446 million), primarily as a result in a decrease in the value of assets under management in the Asset Management unit as well as the decrease in business volume of origination, structuring, distribution and risk management of market products.

Other operating income and expenses

Other operating income and expenses of this business area for 2008 was €434 million, a decrease of 16.2% from the €518 million recorded in 2007, as a smaller amount of income generated from real estate activities offset an increase in profits of entities accounted for using the equity method and income on equity instruments.

Gross income

As a result of the foregoing, gross income of this business area for 2008 was €1,736 million, a 0.7% decrease from the €1,749 million recorded in 2007.

Administrative costs

Administrative costs of this business area for 2008 were €511 million, a 9.5% increase over the €467 million recorded in 2007, due primarily an increase in employees in connection with growth of the business in Corporate and Investment Banking unit.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business area for 2008 was €256 million, a 96.9% increase over the €130 million recorded in 2007, mainly due to generic provisions associated with the sharp rise in lending and specific loan loss provisions made by the Global Markets unit. The non-performing loan ratio of this business area was 0.12% as of December 31, 2008 compared to 0.02% as of December 31, 2007.

Income before tax

As a result of the foregoing, income before tax of this business area for 2008 was €934 million, a 19.0% decrease from the €1,154 million recorded in 2007.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2008 was €754 million, a 15.9% decrease from the €896 million recorded in 2007.

Mexico

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euros)		(In %)

Net interest income	3,716	3,505	6.02
Net fees and commissions	1,189	1,305	(8.89)
Net gains (losses) on financial assets and liabilities and exchange differences	376	311	20.90
Other operating income and expenses	154	115	33.91

Gross income	5,435	5,236	3.80
Administrative costs	(1,727)	(1,737)	(0.58)
Depreciation and amortization	(73)	(102)	(28.43)
Impairment on financial assets (net)	(1,110)	(834)	33.09
Provisions (net) and other gains (losses)	(25)	19	n.m. (1)

Income before tax	2,499	2,583	(3.25)
Income tax	(560)	(701)	(20.11)

Net income	1,939	1,882	3.03
Profit or loss attributed to minority interest	(1)	(2)	(50.00)

Net income attributed to parent company	1,938	1,880	3.09

(1)	Not meaningful.

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2008, the depreciation of the Mexican peso against the euro negatively affected the results of operations of our Mexican subsidiaries in euro terms.

Net interest income

Net interest income of this business area for 2008 was €3,716 million, a 3.6% increase over the €3,505 million recorded in 2007, due primarily to larger business volumes and maintenance of the spread. In Mexico, interbank rates showed a slight upward trend over the 2008, with the average Interbank Equilibrium Interest Rate (TIIE) for 2008 standing at 8.3%, as opposed to the figure of 7.7% for 2007. The customer spread remained stable throughout the year, at 12.4% at December 31, 2008, approximately the same level as of December 31, 2007, due to a slight rise both in yield on loans and cost of deposits.

Net fees and commissions

Net fees and commissions of this business area for 2008 was €1,189 million, an 8.9% decrease from the €1,305 million recorded in 2007.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2008 was €376 million, a 20.9% increase over the €311 million in 2007.

Other operating income and expenses

Other operating income and expenses of this business area for 2008 was €154 million a 33.8% increase over the €115 million recorded in 2007, due primarily to an increase in revenue from insurance activity.

Gross income

As a result of the foregoing, gross income of this business area for 2008 was €5,435 million, a 3.8% increase over the €5,236 million recorded in 2007.

Administrative costs

Administrative costs of this business area for 2008 were €1,727 million, a 0.8% decrease from the €1,741 million recorded in 2007. In the latter part of 2008 we instituted certain cost-control programs to limit the rate of local currency growth in administrative costs in this business area.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business area for 2008 was €1,110 million, a 33.1% increase over the €834 million recorded in 2007 mainly due to increased loan loss provisions as a result of higher lending volumes and deteriorating asset quality throughout the system. At the end of 2008, the non-performing loan ratio stood at 3.21%, increasing from 2.15% as of December 31, 2007. The business area’s coverage ratio declined to 161% as of December 31, 2008 from 255% as of December 31, 2007, mainly due to write-offs made during 2008.

Income before tax

As a result of the foregoing, income before tax of this business area for 2008 was €2,499 million, a 3.2% decrease compared to the €2,583 million recorded in 2007.

Net Income attributed to parent company

Net income attributed to parent company of this business area for 2008 was €1,938 million, a 3.0% increase over the €1,880 million recorded in 2007.

The United States

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euros)		(In %)

Net interest income	1,332	763	74.57
Net fees and commissions	546	314	73.89
Net gains (losses) on financial assets and liabilities and exchange differences	123	37	n.m.	(1)
Other operating income and expenses	21	11	90.91

Gross income	2,022	1,125	79.73
Administrative costs	(1,088)	(621)	75.20
Depreciation and amortization	(244)	(123)	98.37
Impairment on financial assets (net)	(365)	(85)	n.m.	(1).
Provisions (net) and other gains (losses)	(15)	1	n.m.	(1)

Income before tax	309	297	4.04
Income tax	(99)	(93)	6.45

Net income	211	203	3.94
Profit or loss attributed to minority interest	—	—	—

Net income attributed to the parent company	211	203	3.94

(1)	Not meaningful.

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2008, the depreciation of the dollar against the euro negatively affected the results of operations of our foreign subsidiaries in euro terms. Additionally, because 2007 results of operations only include four months of results of operations for Compass, year-on-year comparisons for the United States business area are less meaningful.

Net interest income

Net interest income of this business area for 2008 was €1,332 million, a 74.6% increase over the €763 million recorded in 2007.

Net Fees and Commissions

Net fees and commissions of this business area for 2008 was €546 million, a 73.6% increase over the €314 million recorded in 2007.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2008 were €123 million, an increase compared to the €37 million recorded in 2007.

Gross income

As a result of the foregoing, gross income of this business area for 2008 was €2,022 million, a 79.7% increase over the €1,125 million recorded in 2007.

Administrative costs

Administrative costs of this business area for 2008 were €1,088 million, a 75.2% increase over the €621 million recorded in 2007, due primarily to the inclusion in 2008 of integration and merger expenses.

Depreciation and amortization

Depreciation and amortization of this business area for 2008 was €244 million, a 98.4% increase over the €123 million in 2007, due primarily to the amortization of intangible assets related to the acquisition of the banks comprising this business area.

Impairment on financial assets (net)

Impairment on financial assets (net) for 2008 was €365 million, compared with €85 million recorded in 2007, due to significant write-downs. The non-performing loans ratio was 3.36% as of December 31, 2008, increasing from 1.77% as of December 31, 2007.

Income before tax

As a result of the foregoing, the income before tax of this business area for 2008 was €309 million, a 4.3% increase over the €297 million recorded in 2007.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2008 was €211 million, a 3.9% increase over the €203 million in 2007.

South America

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euros)		(In %)

Net interest income	2,199	1,746	25.95
Net fees and commissions	775	750	3.33
Net gains (losses) on financial assets and liabilities and exchange differences	253	222	13.96
Other losses (net)	(35)	(18)	94.44

Gross income	3,192	2,701	18.18
Administrative costs	(1,315)	(1,181)	11.35
Depreciation and amortization	(107)	(93)	15.05
Impairment on financial assets (net)	(358)	(262)	36.64
Provisions (net) and other gains (losses)	(17)	(63)	(73.02)

Income before tax	1,396	1,102	26.68
Income tax	(318)	(197)	61.42

Net income	1,078	905	19.12
Profit or loss attributed to minority interest	(351)	(282)	24.47

Net income attributed to parent company	727	623	16.69

(1)	Not meaningful.

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2008, the depreciation of certain of the currencies in the countries in which we operate in South America against the euro negatively affected the results of operations of our foreign subsidiaries in euro terms.

Net interest income

Net interest income of this business area for 2008 was €2,199 million, a 25.9% increase over the €1,746 million recorded in 2007, due primarily to the larger business volumes and the maintance of the spreads.

Net Fees and Commissions

Net fees and commissions of this business area for 2008 was €775 million, 3.3% increase over the €750 million recorded in 2007, mainly due to an increase in banking commissions.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2008 was €253 million, a 13.9% increase over the €222 million recorded in 2007.

Gross income

As a result of the foregoing, the gross income of this business area for 2008 was €3,192 million, an 18.2% increase over the €2,701 million recorded in 2007.

Administrative costs

Administrative costs of this business area for 2008 was €1,315 million, a 9.5% increase over the €1,181 million recorded in 2007, due primarily to increases in wages as a result of increased inflation and an increase in employees as a result of expansion of certain business units in this area.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business area for 2008 was €358 million, a 36.6% increase over the €262 million recorded in 2007, mainly due to generic provisions attributable to the rise in lending volume as recently-made loans require under Bank of Spain rules higher generic provisions than older loans in our portfolio. The business area’s non-performing loan ratio was 2.12% as of December 31, 2008 compared to 2.14% as of December 31, 2007.

Income before tax

As a result of the foregoing, income before tax of this business area for 2008 was €1,396 million, a 26.7% increase over the €1,102 million recorded in 2007.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2008 was €727 million, a 16.7% increase over the €623 million in 2007.

Corporate Activities

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euros)		(In %)

Net interest income	(1,135)	(770)	47.40
Net fees and commissions	(35)	43	n.m.	(1)
Net gains (losses) on financial assets and liabilities and exchange differences	409	346	18.21
Other operating income and expenses	217	111	95.50

Gross income	(543)	(271)	100.37
Administrative costs	(633)	(742)	(14.69)
Depreciation and amortization	(164)	(142)	15.49
Impairment on financial assets (net)	(43)	1	n.m.	(1)
Provisions (net) and other gains (losses)	(581)	984	n.m.	(1)

Income before tax	(1,963)	(170)	n.m.	(1)
Income tax	735	307	139.41

Net income	(1,228)	137	n.m.	(1)
Profit or loss attributed to minority interest	(7)	5	n.m.	(1)

Net income attributed to parent company	(1,235)	142	n.m.	(1)

(1)	Not meaningful.

Net interest income

Net interest income of this business area for 2008 was a loss of €1,135 million, a 47.4% increase over the loss of €770 million recorded in 2007, due primarily to a full year of the expenses associated with the financing of the Compass acquisition and the higher cost of wholesale financing.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2008 were €409 million, an 18.4% increase over the €346 million recorded in 2007.

Other operating income and expenses

Other operating income and expenses of this business area for 2008 was €217 million, a 95.9% increase over the €111 million recorded in 2007, primarily as a result of net operating income.

Gross income

As a result of the foregoing, gross income of this business area for 2008 was a loss of €543 million, compared with a loss of €271 million recorded in 2007.

Administrative costs

Administrative costs of this business area for 2008 were €633 million, a 14.7% decrease from the €742 million recorded in 2007, which included a €200 million contribution to the BBVA Foundation for Microfinance.

Depreciation and amortization

Depreciation and amortization of this business area for 2008 was €164 million, a 15.5% increase over the €142 million recorded in 2007.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this business area for 2008 was a loss of €581 million, compared with a gain of €984 million recorded in 2007, due primarily to the larger provisions for early retirement and lower one-off gains in 2008 compared to 2007. Provisions (net) and other gains (losses) of this business area in 2008 include the following non-recurring items: €727 million in gains from the sale of our stake in Bradesco, a charge of €860 million in provisions for extraordinary early retirements in Spain and the recognition of €431 million in provisions for the loss that could be caused by the Madoff fraud. Provisions (net) and other gains (losses) of this business area in 2007 include the following non-recurring items: gains on the sale of our stake in Iberdrola, S.A. for €847 million, gains on the sale of real estate as part of the project for our new corporate headquarters for €273 million and a charge of €100 million for provisions for extraordinary early retirements in Spain.

Income before tax

As a result of the foregoing, income before tax of this business area for 2008 was a loss of €1,963 million, compared with a loss of €170 million recorded in 2007.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2008 was a loss of €1,235 million, compared with €142 million in 2007, due primarily to the aforementioned one-off items.

Results of Operations by Business Areas for 2007 compared to 2006

Spain and Portugal

	Year Ended December 31,		Change
	2007	2006	2007/2006
	(In millions of euros)		(In %)

Net interest income	4,391	3,800	15.55
Net fees and commissions	1,701	1,650	3.09
Net gains (losses) on financial assets and liabilities and exchange differences	250	223	12.11
Other operating income and expenses	391	322	21.43

Gross income	6,732	5,996	12.27
Administrative costs	(2,505)	(2,445)	2.45
Depreciation and amortization	(111)	(105)	5.71
Impairment on financial assets (net)	(594)	(546)	8.79
Provisions (net) and other gains (losses)	6	12	(50.00)

Income before tax	3,529	2,911	21.23
Income tax	(1,149)	(1,023)	12.32

Net income	2,380	1,887	26.13
Profit or loss attributed to minority interest	1	(3)	n.m.	(1)

Net income attributed to parent company	2,381	1,884	26.38

(1)	Not meaningful

Net interest income

Net interest income of this business area for 2007 was €4,391 million, a 15.6% increase over the €3,800 million recorded in 2006, driven by increases in lending and lower increases in interest expenses on deposits which contributed to higher customer spreads. In the Spanish market, credit spreads (the spread between the interest we paid on interest-bearing liabilities, principally deposits, and the interest we earned on our interest-earning assets, principally loans) widened throughout 2007 and 2006. The increase in costs of deposits was lower than the increase in yields on loans. In 2007, the average customer spread was 3.10%, compared to 2.75% in 2006. The improved margin and the higher volume of business helped the Spain and Portugal business area to increase net interest income 15.6% year-on-year.

Net fees and commissions

Net fees and commissions of this business area for 2007 was €1,701 million, a 3.1% increase from the amount recorded in 2006, due primarily to the increase in business activity.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2007 was €250 million, a 12.1% increase over the €223 million recorded in 2006.

Other operating income and expenses

Other operating income and expenses of this business area for 2007 was €391 million, a 21.4% increase over the €322 million recorded in 2006.

Gross income

As a result of the foregoing, gross income of this business area for 2007 was €6,732 million, a 12.3% increase over the €5,996 million recorded in 2006.

Administrative costs

Administrative costs of this business area for 2007 were €2,505 million, a 2.5% increase over the €2,445 million recorded in 2006.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business area for 2007 was €594 million, a 8.79% increase over the €546 million in 2006, due to an increase of 7.7% in net loan loss provisions to €595 million in 2007 from €553 million in 2006. Net loan loss provisions were still mainly generic in nature because the non-performing loan ratio in the area remained relatively low at 0.73% as of December 31, 2007, although this represents a significant jump from 0.55% as of December 31, 2006 due mainly to increases in non-performing mortgage loans in Spain.

Income before tax

As a result of the foregoing, income before tax of this business area for 2007 was €3,529 million, a 21.2% increase over the €2,911 million recorded in 2006.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2007 was €2,381 million, a 26.4% increase over the €1,884 million in 2006.

Global Businesses (Wholesale Banking and Asset Management)

	Year Ended December 31,		Change
	2007	2006	2007/2006
	(In millions of euros)		(In %)

Net interest income	(7)	18	n.m. (1)
Net fees and commissions	446	383	16.45
Net gains (losses) on financial assets and liabilities and exchange differences	791	501	57.88
Other operating income and expenses	518	538	(3.72)

Gross income	1,749	1,441	21.37
Administrative costs	(467)	(363)	28.65
Depreciation and amortization	(7)	(7)	0.00
Impairment on financial assets (net)	(130)	(127)	2.36
Provisions (net) and other gains (losses)	9	151	(94.04)

Income before tax	1,154	1,094	5.48
Income tax	(247)	(227)	8.81

Net income	907	866	4.73
Profit or loss attributed to minority interest	(10)	(7)	42.86

Net income attributed to parent company	896	859	4.31

(1)	Not meaningful.

Net interest income

Net interest income of this business area for 2007 amounted to a loss of €7 million in 2007, a decrease from a gain of €18 million in 2006. The net interest income includes the cost of funding of the market operations whose revenues are accounted for in the “Net gains (losses) on financial assets and liabilities and exchange differences” caption.

Net fees and commissions

Net fees and commissions of this business area for 2007 was €446 million, a 16.5% increase from the €383 million recorded in 2006.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2007 amounted to €791 million, an increase of 57.9% from the €501 million recorded in 2006.

Other operating income and expenses

Other operating income and expenses of this business area for 2007 was €518 million, a 3.7% decrease from the €538 million recorded in 2006, due primarily to a decrease in the share of profit of entities accounted for using the equity as a result of the sale of our interest in certain entities such as Valanza.

Gross income

Based on the foregoing, the gross income of this business area for 2007 was €1,749 million, a 21.4% decrease from the €1,441 million recorded in 2006.

Administrative costs

Administrative costs of this business area for 2007 were €467 million, a 28.7% increase over the €363 million recorded in 2006, due to our expansion in Asia and related investment strategies and to the growth plans of the global markets and distribution unit.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business area for 2007 was €130 million, a 2.4% increase over the €127 million in 2006, mainly due to higher generic provisions related to increases in lending. The non-performing assets ratio was 0.02% as of December 31, 2007 compared to 0.04% as of December 31, 2006, indicating that loan-loss provisions are stable and almost exclusively of a generic nature.

Income before tax

Based on the foregoing, the income before tax of this business area for 2007 was €1,154 million, a 5.5% increase over the €1,094 million recorded in 2006.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2007 was €896 million, a 4.3% increase from the €859 million recorded in 2006.

Mexico

	Year Ended December 31,		Change
	2007	2006	2007/2006
	(In millions of euros)		(In %)

Net interest income	3,505	3,220	8.85
Net fees and commissions	1,305	1,276	2.27
Net gains (losses) on financial assets and liabilities and exchange differences	311	260	19.62
Other operating income and expenses	115	129	(10.85)

Gross income	5,236	4,885	7.18
Administrative costs	(1,737)	(1,694)	2.54
Depreciation and amortization	(102)	(98)	4.08
Impairment on financial assets (net)	(834)	(621)	34.30
Provisions (net) and other gains (losses)	19	(50)	n.m. (1)

Income before tax	2,583	2,422	6.65
Income tax	(701)	(710)	(1.27)

Net income	1,882	1,712	9.93
Profit or loss attributed to minority interest	(2)	(2)	0.00

Net income attributed to parent company	1,880	1,710	9.94

(1)	Not meaningful.

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2007, the depreciation of the Mexican peso against the euro negatively affected the results of operations of our Mexican subsidiaries in euro terms.

Net interest income

Net interest income of this business area for 2007 was €3,505 million, an 8.9% increase over the €3,220 million recorded in 2006, due principally to an increase in this business area’s overall business volume and a high interest spread. In Mexico, interest rates rebounded at the end of 2007. The average TIIE (Tasa de Interés Interbancaria de Equilibrio — Interbank Interest Rate) in the 2007 was 7.7% compared to 7.5% in 2006. The cost of funds rose only one basis point to 2.6% and therefore customer spreads decreased to 12.4% in 2007 compared with 12.5% in 2006. The improvement in spreads, together with a strong increase in business, helped Mexico to lift net interest income 8.9% year-on-year.

Net fees and commissions

Net fees and commissions of this business area for 2007 was €1,305 million, a 2.3% increase from the €1,276 million recorded in 2006.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2007 were €311 million, a 19.6% increase over the €260 million recorded in 2006.

Other operating income and expenses

Other operating income and expenses of this business area for 2007 was €115 million, a 10.9% decrease from the €129 million recorded in 2006.

Gross income

As a result of the foregoing, the gross income of this business area for 2007 was €5,236 million, a 7.2% increase over the €4,885 million recorded in 2006, principally attributable to the increases in net interest income discussed above, net fees and commissions, net gains on financial assets and liabilities and insurance activity income.

Administrative costs

Administrative costs of this business area for 2007 were €1,737 million, for a 2.5% increase from the €1,694 million recorded in 2006, mainly due to increase of sales activity and expansion of the branch network.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business area for 2007 was €834 million, a 34.3% increase over the €621 million recorded in 2006, mainly due to higher generic provisions driven by higher provisioning for its consumer and mortgage loan portfolios on the basis of expected losses. The business area’s non-performing loan ratio fell from 2.15% at the end of 2006 to 2.21% as of December 31, 2007. Finally, the business area’s coverage ratio declined to 255% as of December 31, 2007 from 288% as of December 31, 2006 mainly due to write-offs made during 2007.

Income before tax

As a result of the foregoing, the income before tax of this business area for 2007 was €2,583 million, a 6.7% increase over the €2,422 million recorded in 2006.

Net income attributed to parent company

Net income attributed to parent company for 2007 was €1,880 million, a 9.9% increase over the €1,710 million recorded in 2006.

The United States

	Year Ended December 31,		Change
	2007	2006	2007/2006
	(In millions of euros)		(In %)

Net interest income	763	280	n.m.	(1)
Net fees and commissions	314	113	n.m.	(1)
Net gains (losses) on financial assets and liabilities and exchange differences	37	14	n.m.	(1)
Other operating income and expenses	11	3	n.m.	(1)

Gross income	1,125	410	n.m.	(1)
Administrative costs	(621)	(252)	n.m.	(1)
Depreciation and amortization	(123)	(28)	n.m.	(1)
Impairment on financial assets (net)	(85)	(39)	n.m.	(1)
Provisions (net) and other gains (losses)	1	2	n.m.	(1)

Income before tax	297	93	n.m.	(1)
Income tax	(93)	(29)	n.m.	(1)

Net income	203	64	n.m.	(1)
Profit or loss attributed to minority interest	—	—	n.m.	(1)

Net income attributed to parent company	203	64	n.m.	(1)

(1)	Not meaningful.

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2007, the depreciation of the dollar against the euro negatively affected the results of operations of our foreign subsidiaries in euro terms. Additionally, because 2007 results of operations only include four months of results of operations for Compass, year-on-year comparisons for the United States business area are less meaningful.

Net interest income

Net interest income of this business area for 2007 was €763 million, an increase over the €280 million recorded in 2006.

Net fees and commissions

Net fees and commissions of this business area for 2007 was €314 million, an increase over the €113 million recorded in 2006.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2007 were €37 million, an increase over the €14 million recorded in 2006.

Gross income

Based on the foregoing, the gross income of this business area for 2007 was €1,125 million, an increase over the €410 million recorded in 2006.

Administrative costs

Administrative costs of this business area for 2007 were €621 million, an increase over the €252 million in 2006, mainly due to increase of sales activity, expansion of the branch network and the banks acquired in the United States.

Depreciation and amortization

Depreciation and amortization of this business area for 2007 was €123 million, an increase over the €28 million recorded in 2006.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business area for 2007 was €85 million, an increase over the €39 million recorded in 2006.

Income before tax

As a result of the foregoing, the income before tax of this business area for 2007 was €297 million, an increase over the €64 million recorded in 2006.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2007 was €203 million, an increase over the €64 million recorded in 2006.

South America

	Year Ended December 31,		Change
	2007	2006	2007/2006
	(In millions of euros)		(In percentages)

Net interest income	1,746	1,376	26.89
Net fees and commissions	750	664	12.95
Net gains (losses) on financial assets and liabilities and exchange differences	222	319	(30.41)
Other losses (net)	(18)	(4)	n.m.	(1)

Gross income	2,701	2,355	14.69
Administrative costs	(1,181)	(1,103)	7.07
Depreciation and amortization	(93)	(93)	0.00
Impairment on financial assets (net)	(262)	(150)	74.67
Provisions (net) and other gains (losses)	(63)	(54)	16.67

Income before tax	1,102	955	15.39
Income tax	(197)	(229)	13.97

Net income	905	726	24.66
Profit or loss attributed to minority interest	(282)	(217)	29.95

Net income attributed to parent company	623	509	22.40

(1)	Not meaningful.

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2007, the depreciation of the currencies in the countries in which we operate in South America against the euro negatively affected the results of operations of our foreign subsidiaries in euro terms.

Net interest income

Net Interest income of this business area for 2007 was €1,746 million, a 26.9% increase over the €1,376 million recorded in 2006, principally due to the higher business volumes.

Net fees and commissions

Net Fees and Commissions of this business area for 2007 was €750 million, or 12.95% increase over the €664 million recorded in 2006.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2007 were €222 million, a 30.4% decrease from the €319 million recorded in 2006. Net gains (losses) on financial assets were affected by the unstable market situation in the last quarters of 2007 and declined by 28.7% in 2007 compared to 2006 due to lower equity-portfolio sales.

Gross income

As a result of the foregoing, the gross income of this business area for 2007 was €2,701 million, a 14.7% increase over the €2,355 million recorded in 2006.

Administrative costs

Administrative costs of this business area for 2007 were €1,181 million, a 7.1% increase over the €1,103 million recorded in 2006.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business area for 2007 was €262 million, a 74.7% increase over the €150 million recorded in 2006, mainly due to generic provisions attributable to the sharp rise in lending volume as recently-made loans require under Bank of Spain rules higher generic provisions than older loans in our portfolio. The business area’s non-performing loan ratio was 2.14% as of December 31, 2007 compared to 2.67% as of December 31, 2006. Nonetheless, more lending meant higher generic provisioning, which led to a strong year-on-year increase in loan-loss provisions and raised the coverage ratio to 145.6% as of December 31, 2007, compared to 132.8% as of December 31, 2006.

Income before tax

Based on the foregoing, income before tax of this business area for 2007 was €1,102 million, a 15.4% increase over the €955 million recorded in 2006.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2007 was €623 million, a 22.4% increase over the €509 million recorded in 2006.

Corporate Activities

	Year Ended December 31,		Change
	2007	2006	2007/2006
	(In millions of euros)		(In %)

Net interest income	(770)	(557)	38.24
Net fees and commissions	43	105	(59.05)
Net gains (losses) on financial assets and liabilities and exchange differences	346	321	7.79
Other operating income and expenses	111	189	(41.27)

Gross income	(271)	57	n.m. (1)
Administrative costs	(742)	(473)	56.87
Depreciation and amortization	(142)	(141)	0.71
Impairment on financial assets (net)	1	26	(96.15)
Provisions (net) and other gains (losses)	984	87	n.m. (1)

Income before tax	(170)	(444)	(61.71)
Income tax	307	159	93.08

Net income	137	(285)	(148.07)
Profit or loss attributed to minority interest	5	(6)	(183.33)

Net income attributed to parent company	142	(291)	(148.80)

(1)	Not meaningful.

Net interest income

Net interest income of this business area for 2007 was a loss of €770 million, a 38.2% increase over the loss of €557 million recorded in 2006. The year-on-year comparison of this area’s net interest income was negatively impacted by higher wholesale-funding costs and financing costs associated with the Compass acquisition.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2007 were €346 million, a 7.79% increase over the €321 million recorded in 2006. Gains on financial assets and liabilities in 2007 include capital gains from the disposal of our holding in Iberdrola and in 2006 include capital gains from the disposal of our holding in Repsol.

Other operating income and expenses

Other operating income and expenses of this business area for 2007 was €111 million, a 41.3% decrease from the €189 million recorded in 2006.

Gross income

As a result of the foregoing, gross income of this business area for 2007 was a loss of €271 million, compared with the gain of €57 million recorded in 2006.

Administrative costs

Administrative costs of this business area for 2007 were €742 million, a 56.9% increase from the €473 million recorded in 2006.

Depreciation and amortization

Depreciation and amortization of this business area for 2007 was €142 million, for a 0.71% increase over the €141 million recorded in 2006.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this business area for 2007 was €984 million, compared with the €87 million recorded in 2006. In 2007 provisions (net) include €100 million for a transformation plan announced during the fourth quarter of 2007. In 2006, provisions included a special charge of €777 million in early retirement payments pursuant to a plan to transform the branch network in Spain under the Group’s new organizational structure. Other gains (losses) of this business area in 2007 included earnings from the sale of properties sold off pursuant to the plan to develop a new corporate headquarters and the endowment of the Fundación BBVA para las Microfinanzas. The year 2006 included earnings from the sale of holdings in BNL (€568 million) and Andorra (€183 million).

Income before tax

As a result of the foregoing, the income before tax of this business area for 2007 was a loss of €170 million, compared with a loss of €444 million recorded in 2006.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2007 was €142 million, compared with a loss of €291 million in 2006, due primarily to the aforementioned one-off items.

Material Differences between U.S. GAAP and EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004

As of December 31, 2008, 2007 and 2006, our Consolidated Financial Statements have been prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which differ in certain respects from U.S. GAAP. The tables included in Note 58 to our Consolidated Financial Statements give the effect that application of U.S. GAAP would have on net income for the years 2008, 2007 and 2006 and stockholders’ equity as of December 31, 2008, 2006 and 2005 as reported under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

Reconciliation to U.S. GAAP

As of December 31, 2008, 2007 and 2006, stockholders’ equity under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €25,656 million, €27,063 million and €21,550 million, respectively.

As of December 31, 2008, 2007 and 2006, stockholders’ equity under U.S. GAAP was €32,744 million, €35,384 million and €30,461 million, respectively.

The increase in stockholders’ equity under U.S. GAAP as of December 31, 2008, December 31, 2007 and December 31, 2006 as compared to stockholders’ equity under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 at each of those dates is principally due to the goodwill that arose from the business combinations with Argentaria (2000) and Bancomer (2004).

For the years ended December 31, 2008, 2007 and 2006, net income attributed to parent company under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €5,020 million, €6,126 million and €4,736 million, respectively.

For the years ended December 31, 2008, 2007 and 2006, net income under U.S. GAAP was €4,070 million, €5,409 million and €4,972 million, respectively.

The differences in net income in 2008 and 2007 under U.S. GAAP as compared with net income attributed to parent company for the years 2008 and 2007 under EU-IFRS required to be applied under the Bank of Spain’s

Circular 4/2004 are principally due to the reconciliation item “loans adjustments”. The differences in net income in 2006 under U.S. GAAP as compared with net income attributed to parent company for the year in 2006 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 are principally due to the following reconciliation items: “loans adjustments” and “accounting of goodwill.”

See Note 58 to our Consolidated Financial Statements for a quantitative reconciliation of net income and stockholders’ equity from EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP.

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

The following table shows the balances as of December 31, 2008, 2007 and 2006 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

	2008	2007	2006
	(In millions of euros)

Customer deposits	255,236	219,610	186,749
Due to credit entities	66,805	88,098	57,805
Debt securities in issue	121,144	117,909	100,079
Other financial liabilities	7,420	6,239	6,772

Total	450,605	431,856	351,405

Interbank Deposits

Amounts due to credit entities amounted to €66,805 million as of December 31, 2008 from €88,098 million as of December 31, 2007 and €57,805 million as of December 31, 2006. The decrease from December 31, 2007 to December 31, 2008 was primarily caused by high volatility in wholesale markets and tight interbank markets, which was exacerbated by the bankruptcy of Lehman Brothers in September 2008.

Customer deposits

Customer deposits amounted to €255,236 million as of December 31, 2008, compared to €219,610 million as of December 31, 2007 and €186,749 million as of December 31, 2006. Customer funds increased principally due to an increase in time deposits and savings accounts in Spain. Our customer deposits, excluding assets sold under repurchase agreements amounted to €239,007 million as of December 31, 2008, compared to €202,280 million as of December 31, 2007 and €168,113 million as of December 31, 2006. Customer deposits increased principally due to an increase in time deposits and savings accounts in Spain.

Capital Markets

We have increased debt issuances in the domestic and international capital markets in order to finance our activities and as of December 31, 2008, we had €104,157 million of senior debt outstanding, comprising €84,172 million in bonds and debentures and €19,985 million in promissory notes and other securities, compared to €102,247 million, €96,488 million and €5,759 million outstanding as of December 31, 2007 and €86,482 million, €78,926 million and €7,556 million outstanding as of December 31, 2006, respectively. See Note 22.4 to the Consolidated Financial Statements. A total of €10,785 million in subordinated debt and €5,464 million in preferred stock issued or guaranteed by Banco Bilbao Vizcaya Argentaria, S.A. was outstanding as of December 31, 2008, compared to €10,834 million and €4,561 million outstanding as of December 31, 2007 and €9,385 million and €4,025 million outstanding as of December 31, 2006, respectively. See Note 22.4 to the Consolidated Financial Statements.

The average maturity of our outstanding debt as of December 31, 2008 was the following:

Senior debt	4.3 years
Subordinated debt (excluding preference shares)	8.9 years

The cost and availability of debt financings are influenced by credit ratings. A reduction in these ratings could increase the cost of, and reduce our access to, debt financing. As of December 31, 2008, our credit ratings were as follows:

	Short Term	Long Term	Financial Strength	Outlook

Moody’s	P-1	Aa1	B	Stable
Fitch — IBCA	F-1+	AA-	A/B	Positive
Standard & Poor’s	A-1+	AA	—	Stable

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

Capital

Under the Bank of Spain’s capital adequacy regulations, as of December 31, 2008, 2007 and 2006, we were required to have a ratio of consolidated stockholders’ equity to risk-weighted assets and off-balance sheet items (net of certain amounts) of not less than 8%. As of December 31, 2008, this ratio was 11.57%, up from 9.59% as of December 31, 2007, and our stockholders’ equity exceeded the minimum level required by 39.6%, up from 19.5% at the prior year end. As of December 31, 2006, this ratio was 11.23% and our stockholders’ equity exceeded the minimum level required by 40.4%.

Based on the framework of the Basel II and using such additional assumptions as we consider appropriate, we have estimated that as of December 31, 2008, 2007 and 2006 our consolidated Tier I risk-based capital ratio was 7.9%, 6.8% and 7.8%, respectively, and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was 12.2%, 10.7% and 12.0%, respectively. The Basel II recommends that these ratios be at least 4% and 8%.

For qualitative and quantitative information on the principal risks we face, including market, credit, and liquidity risks as well as information on funding and treasury policies and exchange rate risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

C.	Research and Development, Patents and Licenses, etc.

In 2008, the BBVA Group continued to foster the use of new technologies as a key component of its global development strategy. It explored new business and growth opportunities, focusing on three major areas: emerging technologies; asset capture/exploitation; and the customer as the focal point of its banking business.

We did not incur any significant research and development expenses in 2008, 2007 and 2006.

D.	Trend Information

The European financial services sector is likely to remain competitive. Further consolidation in the sector (through mergers, acquisitions or alliances) is likely as the other major banks look to increase their market share or combine with complementary businesses or via acquisition of distressed entities. It is foreseeable that regulatory changes will take place in the future that will diminish barriers to such consolidation transactions. However, some of the hurdles that should be dealt with are the result of local preferences, such as consumer protection rules. If there are clear local consumer preferences, leading to specific local consumer protection rules, the same products cannot be sold across all the jurisdictions in which the Group operates, which reduces potential synergies. Certain challenges, such as the Value Added Tax regime for banks, do not however, relate to the interest or preferences of consumers.

The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on us or that would cause the financial information disclosed herein not to be indicative of our future operating results or financial condition:

•	uncertainties relating to economic growth expectations and interest rate cycles, especially in the United States, where the high current account deficit of the U.S. economy may translate into an upward adjustment of risk premium and higher global interest rates. Now that there is a contagion of the crisis to Europe, and it is possible that the Spanish economy could enter into recession during 2009 or thereafter;

•	the ongoing financial crisis triggered by defaults on subprime mortgages and related asset-backed securities in the United States which has significantly disrupted the liquidity of financial institutions and markets and has been further exacerbated by worsening economic conditions in the real economy worldwide;

•	the downturn in the Spanish economy could be worse than expected, if it is further exacerbated by the current international financial crisis;

•	the downward adjustment in the housing sector in Spain could be prolonged and negatively affect credit demand and households wealth, disposable income and consumer confidence. The existence of a significant over supply in the housing market in Spain and the pessimistic expectations about house price growth are likely to postpone investment decisions, therefore negatively affecting mortgage growth rates

•	the ongoing slowdown in the U.S. financial sector, which is having negative effects on the U.S. economy and consequently in the global markets;

•	a further downturn in capital markets or a downturn in investor confidence, linked to factors such as geopolitical risk, particularly given the environment in the Middle East. Continued or new crises in the region could cause an increase in oil prices, generating inflationary pressures that will have a negative effect on interest rates and economic growth;

•	the effect that an economic slowdown may have over Latin American markets and fluctuations in local interest and exchange rates; and

•	although it is foreseeable that entry barriers to domestic markets in Europe will be lowered, our plans for expansion into other European markets could be affected by entry barriers in such countries and by protectionist policies of national governments.

E.	Off-Balance Sheet Arrangements

In addition to loans, we had outstanding the following contingent liabilities and commitments at the dates indicated:

	As of December 31,
	2008	2007	2006
	(In millions of euros)

Contingent liabilities:
Rediscounts, endorsements and acceptances	81	58	44
Guarantees and other sureties	27,649	27,997	24,708
Other contingent liabilities	8,222	8,804	5,235

Total contingent liabilities	35,952	36,859	29,987

Commitments:
Balances drawable by third parties:
Credit entities	2,021	2,619	4,356
Public authorities	4,221	4,419	3,122
Other domestic customers	37,529	42,448	43,730
Foreign customers	48,892	51,958	47,018

Total balances drawable by third parties	92,663	101,444	98,226
Other commitments	6,234	5,496	4,995

Total commitments	98,897	106,940	103,221

Total contingent liabilities and commitments	134,849	143,799	133,208

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance-sheet funds managed by us as of December 31, 2008, 2007 and 2006:

	As of December 31,
	2008	2007	2006
	(In millions of euros)

Mutual funds	37,076	63,487	62,246
Pension funds	42,701	59,143	55,505
Other managed assets	24,582	31,936	26,465

Total	104,359	154,566	144,216

See Note 37 to the Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Our consolidated contractual obligations as of December 31, 2008 based on when they are due, were as follows:

	Less Than	One to Five	Over
	One Year	Years	Five Years	Total
	(In millions of euros)

Senior debt	35,376	45,470	20,483	101,329
Subordinated liabilities	1,855	3,582	10,813	16,250
Capital lease obligations	—	—	—	—
Operating lease obligations	336	87	105	528
Purchase obligations	33	4	—	37

Total(*)	37,600	49,143	31,401	118,144

(*)	Interest to be paid is not included. The majority of the senior and subordinated debt was issued at variable rates. The financial cost of such issuances for 2008, 2007 and 2006 is detailed in Note 38.2 to the Consolidated Financial Statements. Commitments with personnel for 2008, 2007 and 2006 are detailed in Note 25 to the Consolidated Financial Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Our board of directors is committed to good corporate governance system in the design and operation of our corporate bodies in the best interests of the Company and our shareholders.

Our board of directors is subject to board regulations that reflect and implement the principles and elements of BBVA’s concept of corporate governance. These board regulations comprise standards for the internal management and operation of the board and its committees, as well as the rights and obligations of directors in pursuit of their duties, which are contained in the directors’ charter. Shareholders and investors may find these on our website (www.bbva.com).

The Annual General Meeting (“AGM”) has its own set of regulations on issues such as how it operates and what rights shareholders enjoy regarding AGMs. These establish the possibility of exercising or delegating votes over remote communication media.

Our of directors has also approved a report on Corporate Governance for the year ended December 31, 2008, according to the guidelines set forth under Spanish regulation for listed companies. It can be found on our website (www.bbva.com).

Our website was created as an instrument to facilitate information and communication with shareholders. It provides special direct access to all information considered relevant to BBVA’s corporate governance system user-friendly manner.

A.	Directors and Senior Management

We are managed by a board of directors that currently has thirteen members. Pursuant to article one of the board regulations, independent directors are those external directors who have been appointed in view of their personal and professional qualifications and can carry out their duties without being compromised by their relationships with us, our significant shareholders or our senior managements. Independent directors may not:

a) Have been employees or executive directors in Group companies, unless three or five years, respectively, have passed since they ceased to be so.

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

h) Have not been proposed by the Appointments and Remuneration committee for appointment or renewal.

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

Regulations of the Board of Directors

The principles and elements comprising the Bank’s corporate governance are set forth in its board regulations, which govern the internal procedures and the operation of the board and its committees and directors’ rights and duties as described in their charter. Originally approved in 2004, these regulations were recently amended in December 2008 to reflect the latest recommendations on corporate governance as adjusted to the Bank’s particular actual circumstances.

The following discussion provides a brief description of several significant matters covered in the Regulations of the board of directors.

Appointment and Re-election of Directors

The proposals that the board submits to the Company’s AGM for the appointment or re-election of directors and the resolutions to appoint directors made by the board of directors shall be approved at the proposal of the Appointments & Compensation committee in the case of independent directors and on the basis of a report from said committee in the case of all other directors.

To such end, the committee assesses the skills, knowledge and experience required on the board and the capacities the candidates must offer to cover any vacant seats. It evaluates how much time and work members may need to carry out their duties properly as a function of the needs that the Company’s governing bodies may have at any time.

Term of Directorships and Director Age Limit

Directors shall stay in office for the term defined by the Company’s bylaws under a resolution passed by the AGM (three years). If they have been appointed to finish the unexpired term of another director, they shall work out the term of office remaining to the director whose vacancy they have covered through appointment, unless a proposal is put to the AGM to appoint them for the term of office established under the Company’s bylaws.

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

Conflicts of interest

The rules comprising the BBVA directors’ charter detail different situations in which conflicts of interest could arise between directors, their family members and/or organizations with which they are linked, and the BBVA Group. They establish procedures for such cases, in order to avoid conduct contrary to the Company’s best interests.

These rules help ensure Directors’ conduct reflects stringent ethical codes, in keeping with applicable standards and according to core values of the BBVA Group.

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

Directors who cease to be members of the Bank’s board may not offer their services to any other financial institution competing with the Bank or of its subsidiaries for two years after leaving, unless expressly authorized by the board. Such authorization may be denied on the grounds of corporate interest.

Directors’ Resignation and Dismissal

Furthermore, in the following circumstances, reflected in the board regulations, directors must tender their resignation to the Board and accept its decision regarding their continuity in office (formalizing said resignation when the board so resolves):

•	When barred (on grounds of incompatibility or other) under prevailing legal regulations, under the bylaws or under the directors’ charter.

•	When significant changes occur in their professional situation or that may affect the condition by virtue of which they were appointed to the Board.

•	When they are in serious dereliction of their duties as directors.

•	When the director, acting as such, has caused severe damage to the Company’s assets or its reputation or credit, and/or no longer displays the commercial and professional honor required to hold a Bank directorship.

The Board of Directors

The board of directors is currently comprised of 13 members. The following table sets forth the names of the members of the board of directors as of the date of this Annual Report on Form 20-F, their date of appointment and, if applicable, reelection, their current positions and their present principal outside occupation and five-year employment history.

					Present Principal
					Outside Occupation
					and Five-Year
Name	Birth Year	Current Position	Date Nominated	Date Re-elected	Employment History(*)

Francisco González Rodríguez(1)	1944	Chairman and Chief Executive Officer	January 28, 2000	February 26, 2005	Chairman &CEO of BBVA, since January 2000. Director of BBVA Bancomer Servicios, S.A.; Grupo Financiero BBVA Bancomer, S.A. C.V. and BBVA Bancomer, S.A.
José Ignacio Goirigolzarri Tellaeche(1)	1954	President and Chief Operating Officer	December 18, 2001	March 14, 2008	President and Chief Operating Officer, BBVA, since 2001. Director of BBVA Bancomer Servicios, S.A.; Director, Grupo Financiero BBVA Bancomer and BBVA Bancomer, S.A. Citic Bank board member.
Tomás Alfaro Drake(2)	1951	Independent Director	March 18, 2006		Director of Business Management and Administration and Business Sciences programs at Universidad Francisco de Vitoria, since 1998.
Juan Carlos Álvarez Mezquíriz(1)(3)	1959	Independent Director	January 28, 2000	March 18, 2006	Managing Director of Grupo Eulen, S.A.
Rafael Bermejo Blanco(2)(4)	1940	Independent Director	March 16, 2007		Chairman of the Audit & Compliance Committee of BBVA since 28th March 2007. Technical Secretary General of Banco Popular, 1999 — 2004.
Ramón Bustamante y de la Mora(2)(4)	1948	Independent Director	January 28, 2000	February 26, 2005	Since 1997 he is Chairman of Unitaria.

					Present Principal
					Outside Occupation
					and Five-Year
Name	Birth Year	Current Position	Date Nominated	Date Re-elected	Employment History(*)

José Antonio Fernández Rivero(4)	1949	Independent Director	February 28, 2004		Chairman of Risks Committee since 30th March 2004; Appointed Group General Manager, 2000--2003; From 2003 to 2005: Deputy Chairman of Telefónica and Member of its Audit and Regulation Committees. Member of the Board and Executive Committee of Iberdrola, Director of Banco de Crédito Local, and Chairman of Adquira.
Ignacio Ferrero Jordi(1)(3)	1945	Independent Director	January 28, 2000	February 26, 2005	Chairman and COO of Nutrexpa, S.A. and La Piara, S.A.
Román Knörr Borrás(1)	1939	Independent Director	May 28, 2002	March 14, 2008	Chairman, Carbónicas Alavesas, S.A.; Director, Mediasal 2000, S.A. and President of the Alava Chamber of Commerce; Chairman, Confebask (Basque Business Confederation) from 1999 to 2005; Director of Aguas de San Martín de Veri, S.A. until January 2006. Plenary member and Chairman of the Training Committee of the Supreme Council of Chambers of Commerce.
Carlos Loring Martínez de Irujo(2)(3)	1947	Independent Director	February 28, 2004	March 18, 2006	Partner of J&A Garrigues, from 1977 until 2004; Director of the Department of Mergers and Acquisitions, of Banking and Capital Markets, Member of the Management Committee since 1985
José Maldonado Ramos(4)(5)	1952	Director and General Secretary	January 28, 2000	February 28, 2004	Director and General Secretary, BBVA, since January 2000.
Enrique Medina Fernández(1)(4)	1942	Independent Director	January 28, 2000	February 28, 2004	Deputy Chairman of Gines Navarro Construcciones until it merged to become Grupo ACS.
Susana Rodríguez Vidarte(2)(3)	1955	Independent Director	May 28, 2002	March 18, 2006	Dean of Deusto “La Comercial” University since 1996.

(*)	Where no date is provided, the position is currently held.

(1)	Member of the Executive Committee.

(2)	Member of the Audit and Compliance Committee.

(3)	Member of the Appointments and Compensation Committee.

(4)	Member of the Risk Committee.

(5)	Secretary of the board of directors.

Executive Officers (Comité de Dirección)

Our executive officers were each appointed for an indefinite term. Their positions as of the date of this Annual Report on Form 20-F are as follows:

Present Principal Outside Occupation and
Name	Current Position	Five-Year Employment History(*)

Francisco González Rodríguez	Chairman and Chief Executive Officer	Chairman, BBVA, since January 2000. Director of BBVA Bancomer Servicios, S.A; Grupo Financiero BBVA Bancomer, S.A. C.V. and BBVA Bancomer, S.A.
José Ignacio Goirigolzarri Tellaeche	President and Chief Operating Officer	Director, BBVA Bancomer Servicios, S.A., Grupo Financiero BBVA Bancomer and BBVA Bancomer, S.A.
José Maldonado Ramos	Director and General Secretary	Director and General Secretary, Argentaria (BBVA since January 2001), since May 1997.
Eduardo Arbizu Lostao	Head of Legal, Tax, Audit and Compliance department	Head of Legal department of BBVA, since 2002; Chief Executive Officer, Barclays Bank Spain, 1997 — 2002.
Ángel Cano Fernández	Human Resources and Services	Chief Financial Officer, BBVA, 2001 — 2002, Controller, BBVA, 2000 — 2001; Controller, Argentaria, 1998 — 2000.
Manuel González Cid	Head of Finance Division	Deputy General Manager, BBVA — Head of the Merger Office, 1999 — 2001; Head of Corporate Development, BBVA, 2001 — 2002. Director and Vice president of Repsol YPF, S.A. 2003-2005.
José Sevilla Álvarez	Head of Risk	Head of Finance Division, Latin American Banking, BBV, 1998 — December 2001; Head of Business Development, BBVA, December 2001 — January 2003; Head of the Office of the Chairman, with responsibility for accountancy, internal audit and compliance, since January 2003-2006.

Present Principal Outside Occupation and
Name	Current Position	Five-Year Employment History(*)

José María García Meyer-Dohner	Head of United States	BBVA Business Management and Coordination Manager for Mexico, 2000-2001. Commercial Banking Manager for BBVA Bancomer, 2001 — 2004. Retail Banking Manager for the U.S., August 2004.
Ignacio Deschamps González	Head of Mexico	Commercial Banking Director for BBVA Bancomer to 2006. General Director of BBVA Bancomer since December 2006.
Juan Asúa Madariaga	Head of Corporate and Business - Spain and Portugal	Global Corporate Banking Director, BBVA, 2000. E-Commerce Director, BBVA, 2000 — 2001. Corporate Global Banking Director, BBVA, 2001-2005.
Jose Barreiro Hernández	Head of Global Operations	Spanish Markets Director, BBVA, 2000-2001. Head of Global Markets and Distribution, Trading and Equity, BBVA, 2001 — 2005.
Vicente Rodero Rodero	Head of South America	BBVA Corporate Banking Director for Mexico, 1995-1999. BBVA Personal Banking Director, 1999-2003. BBVA Regional Director for Madrid, 2003-2004. BBVA Commercial Banking Director for Spain, 2004-2006.
Vila Torres Carlos	Head of Strategy & Development	BBVA Corporate Strategy & Development Director since January 2009. He entered in BBVA on September 2008. Before he worked five years in Endesa as Strategy Corporate Director.

(*)	Where no date is provided, positions are currently held.

From April 1, 2009, Gregorio Panadero Illera is the new Head of Corporate Communications Department instead of Javier Ayuso Canals who left his position as Executive Officer at March 31, 2009.

B.	Compensation

The provisions of BBVA’s bylaws that relate to compensation of directors are in strict accordance with the relevant provisions of Spanish law. The main provisions of the bylaws that relate to these matters are those that, in accordance with applicable Spanish law, allow the members of the board of directors to determine their administration costs or agree on such additional benefits they consider appropriate or necessary, up to four percent of our paid-up capital per year, which may only be paid after the minimum yearly dividend of four percent of the paid-in capital has been paid to our shareholders. As of the date of the filing of this Annual Report, 10 of the 13 members of the board of directors were independent.

Remuneration of non-executive Directors

The following table presents information regarding the compensation (in thousands of euros) paid to each member of our board of directors serving during 2008:

		Standing			Appointments and
	Board	Committee	Audit.	Risks	Compensation	Total

Tomás Alfaro Drake	129	—	71	—	—	200
Juan Carlos Álvarez Mezquiriz	129	167	—	—	42	338
Rafael Bermejo Blanco	129	—	179	107	—	415
Richard C. Breeden	350	—	—	—	—	350
Ramón Bustamante y de La Mora	129	—	71	107	—	307
José Antonio Fernández Rivero(1)	129	—	—	214	—	343
Ignacio Ferrero Jordi	129	167	—	—	42	338
Román Knörr Borrás	129	167	—	—	—	296
Carlos Loring Martínez de Irujo	129	—	71	—	107	307
Enrique Medina Fernández	129	167	—	107	—	403
Susana Rodríguez Vidarte	129	—	71	—	42	242

Total	1,640	668	463	535	233	3,539

(1)	In 2008, Mr. José Antonio Fernández Rivero, in addition to the amounts detailed in the table above, also received €652 thousand for early retirement from his previous management responsibilities in BBVA.

Remuneration of executive Directors

The remuneration paid to the executive Directors during 2008 is indicated below. The figures are given individually for each executive director and itemized in thousand euros.

	Fixed	Variable
	Remunerations	Remunerations(1)	Total(2)

Chairman & CEO	1,928	3,802	5,729
President & COO	1,425	3,183	4,609
Company Secretary	665	886	1,552

Total	4,019	7,871	11,890

(1)	Figures relating to variable remuneration for 2007 paid in 2008.

(2)	In addition, the executive directors received remuneration in kind during 2008 totaling €38 thousand, of which €9 thousand relates to the Chairman & CEO, €16 thousand relates to the President & COO and €13 thousand to the Company Secretary.

The executive directors also earned a variable remuneration during 2008, which was paid to them during 2009. The amount earned by the Chairman&CEO was €3,416 thousand; the President&COO earned €2,861 thousand while the Company Secretary earned €815 thousand. These amounts are recognized under the heading “Other Assets — Accrued Expenses and Deferred Income” in the accompanying consolidated balance sheet as of December 31, 2008.

Remuneration of the members of the Management Committee

The remuneration paid during 2008 to the members of BBVA’s Management Committee, excluding executive directors, comprised €6,768 thousand of fixed remuneration and €13,320 thousand of variable remuneration accrued in 2008 and paid in 2009.

In addition, the members of the Management Committee, excluding executive directors, received remuneration in kind totaling €369 thousand in 2008.

This paragraph includes information of the members of the Management committee as of December 31, 2008, excluding the executive directors.

Pension Commitments

The provisions recorded as of December 31, 2008 to cover the commitments assumed in relation to executive director pensions, including the allowances recorded in 2008 amounted to €19,968 thousand, broken down as follows:

Post	(In thousands of euros)

Chairman & CEO	72,547
President & COO	52,495
Company Secretary	8,710

TOTAL	133,752

Insurance premiums amounting to €78 thousand were paid on behalf of the non-executive directors on the board of directors.

The provisions charged as of December 31, 2008 for post-employment commitments for the Management committee members, excluding executive directors, amounted to €51,326 thousand. Of these, €16,678 thousand were charged in the year.

Long-term share remuneration plan (2006-2008) for executive directors and members of the Management committee

On March 18, 2006, the general shareholders’ meeting approved a long-term plan for remuneration of executives with shares for the period 2006 to 2008. The plan was for members of the management team, including the executive directors and members of the Management Committee and will be paid out in the second half of 2009.

The plan allocated each beneficiary a certain number of theoretical shares as a function of their variable pay and their level of responsibility. At the end of the plan, the theoretical shares are used as a basis to allocate BBVA shares to the beneficiaries, should the initial requirements be met.

The number of shares to be delivered to each beneficiary is determined by multiplying the number of theoretical shares allocated to them by a coefficient of between 0 and 2. This coefficient reflects the relative performance of BBVA’s total shareholder value (“TSR”) during the period 2006 to 2008 compared against the TSR of its European peer group.

Although this group of banks was determined in a resolution approved by shareholders in general meeting on March 18, 2006, the Board, at the proposal of the Appointments and Remuneration Committee, exercising the powers delegated to its at the shareholders’ meeting, agreed to modify the composition of the peer group in the wake of merger and acquisition activity involving certain banks, by adjusting the plan coefficients to take such activity into account.

The number of theoretical shares allocated to executive directors, in accordance with the plan ratified at the shareholders’ meeting, was 320,000 for the Chairman&CEO, 270,000 for the President & CEO and 100,000 for the Board Secretary.

The total number of theoretical shares allocated to Management Committee members, excluding executive directors, as of December 31, 2008, was 1,124,166.

Upon conclusion of the plan on December 31, 2008, the TSR was determined for BBVA and its peers in accordance with the terms established at the outset and as subsequently modified as described above, BBVA ranked third among its peers, so that the coefficient to be applied to the number of theoretical shares assigned to each beneficiary to determine the number of BBVA shares to be distributed to them is a factor of 1.42.

As a result, the number of shares to be delivered under the plan to each of the executive directors and members of the Management Committee as of December 31, 2008, is as follows:

	Number Assigned	Multiplier	Number
	Theoretical Shares	Ratio	of Shares

Chairman & CEO	320,000	1.42	454,400
President & COO	270,000	1.42	383,400
Director & Company Secretary	100,000	1.42	142,000
Other members of board of directors	1,124,166	1.42	1,596,316

The Bank’s Shareholder General Meeting held on March 13, 2009 passed a resolution approving the settlement of the referred long-term plan for remuneration of executives with shares for the period 2006 to 2008. The settlement of the plan has been executed on 30th March 2009.

Remuneration System for Non-Executive Directors with Deferred Delivery of Shares

On March 18, 2006, the general shareholders’ meeting resolved to establish a remuneration plan using deferred delivery of shares to the Bank’s non-executive directors, to substitute the earlier plan that had covered these directors.

The new plan assigns theoretical shares each year to non-executive director beneficiaries equivalent to 20% of the total remuneration paid to each in the previous year, using the average of BBVA stock closing prices from the sixty trading sessions prior to the AGM that approves the financial statements for the years covered by the plan starting from the year 2007. These shares, where applicable, are to be delivered when the beneficiaries cease to be directors on any grounds other than serious dereliction of duties.

The number of theoretical shares allocated to non-executive director beneficiaries under the deferred share delivery scheme approved at the shareholders’ meeting in 2008 corresponding to 20% of the total remuneration paid to each in 2007, is set forth below:

		Accumulative
	2008	Number
	Theoretical	of Theoretical
Directors	Shares	Shares

Tomás Alfaro Drake	2,655	4,062
Juan Carlos Alvarez Mezquiriz	4,477	23,968
Rafael Bermejo Blanco	4,306	4,306
Ramón Bustamante y de la Mora	4,064	23,987
José Antonio Fernández Rivero	4,533	14,452
Ignacio Ferrero Jordi	4,477	24,540
Román Knörr Borrás	3,912	19,503
Carlos Loring Martínez de Irujo	4,067	11,751
Enrique Medina Fernández	5,322	33,357
Susana Rodríguez Vidarte	3,085	13,596

TOTAL	40,898	173,522

Severance Payments

The Chairman of the board will be entitled to retire as an executive director at any time after his 65th birthdays and the President&COO and the Company Secretary after their 62nd birthday. They will all be entitled to the maximum percentage established under their contracts for retirement pension, and vesting their right to the pension once they reach said ages will render the indemnity agreed under their contracts null and void.

The contracts of the Bank’s executive directors (Chairman&CEO, President&COO, and Company Secretary) recognize their entitlement to be compensated should they leave their post for grounds other than their own decision, retirement, disablement or serious dereliction of duty. Had this occurred during the year 2009, they would have received the following amounts: €80,833 thousand for the Chairman&CEO; €60,991 thousand for the President & COO, and €13,958 thousand for the Company Secretary.

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
Mr. Ignacio Ferrero Jordi
Mr. Román Knörr Borrás
Mr. Enrique Medina Fernández

According to the company bylaws, its faculties include the following: to formulate and propose policy guidelines, the criteria to be followed in the preparation of programmes and to fix targets, to examine the proposals put to it in this regard, comparing and evaluating the actions and results of any direct or indirect activity carried out by the Group; to determine the volume of investment in each individual activity; to approve or reject operations, determining methods and conditions; to arrange inspections and internal or external audits of all operational areas of the Group; and in general to exercise the faculties delegated to it by the board of directors.

Specifically, the Executive Committee is entrusted with evaluation of the Bank’s system of corporate governance. This shall be analyzed in the context of the Company’s development and of the results it has obtained, taking into account any regulations that may be passed and/or recommendations made regarding best market practices and adapting these to the Company’s specific circumstances.

The Executive Committee shall meet on the dates indicated in the annual calendar of meetings and when the chairman or acting chairman so decides. During 2008, the Executive Committee met 18 times.

Audit and Compliance Committee

This committee shall perform the duties required it under applicable laws, regulations and our bylaws. Essentially, it has authority from the board to supervise the financial statements and the oversight of the Group.

The board regulations establish that the Audit & Compliance Committee shall have a minimum of four members appointed by the board in light of their know-how and expertise in accounting, auditing and/or risk management. They shall all be independent directors, one of whom shall act as chairman, also appointed by the board.

As of the date of this Annual Report, the Audit and Compliance Committee members were:

Chairman:	Mr. Rafael Bermejo Blanco
Members:	Mr. Tomás Alfaro Drake
Mr. Ramón Bustamante y de la Mora
Mr. Carlos Loring Martínez de Irujo
Mrs. Susana Rodríguez Vidarte

The scope of its functions is as follows:

•	Supervise the internal control systems’ sufficiency, appropriateness and efficacy in order to ensure the accuracy, reliability, scope and clarity of the financial statements of the Company and its consolidated group in their annual and quarterly reports. The Committee also oversees the accounting and financial information that the Bank of Spain or other regulators from Spain and abroad may require.

•	Oversee compliance with applicable national and international regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to anti-trust regulations. The Committee also oversees that any requests for information or for a response from the competent bodies in these matters are dealt with in due time and in due form.

•	Ensure that the internal codes of ethics and conduct and securities market operations, as they apply to Group personnel, comply with regulations and are properly suited to the Bank.

•	Enforce compliance with provisions contained in the BBVA directors charter, and ensure that directors satisfy applicable standards regarding their conduct on the securities markets.

•	Ensure the accuracy, reliability, scope and clarity of the financial statements. The committee shall constantly monitor the process by which they are drawn up, holding frequent meetings with the Bank executives and the external auditor responsible for them.

The committee shall also monitor the independence of external auditors. This entails the following two duties:

•	Ensuring that the auditors’ warnings, opinions and recommendations are followed.

•	Establishing the incompatibility between the provision of audit and the provision of consultancy services, unless there are no alternatives in the market to the auditors or companies in the auditors’ group of equal value in terms of their content, quality or efficiency. In such event, the committee must grant its approval, which can be done in advance by delegation to its chairman.

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

The Audit & Compliance Committee meets as often as necessary to comply with its tasks, although an annual meeting schedule is drawn up in accordance with its duties. During 2008 the Audit & Compliance Committee met 15 times.

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

The committee may engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialization or independence.

Likewise, the committee can call on the personal cooperation and reports of any member of the management team when it considers that this is necessary to carry out its functions with regard to relevant issues.

The committee has its own specific regulations, approved by the board of directors. These are available on our website and, amongst other things, regulate its operation.

Appointments and Compensation Committee

The Appointments & Compensation Committee is tasked with assisting the board on issues related to the appointment and re-election of board members, and determining the directors’ remuneration.

This committee shall comprise a minimum of three members who shall be external directors appointed by the board, which shall also appoint its chairman. However, the chairman and the majority of its members must be independent directors, in compliance with the board regulations.

As of the date of this Annual Report, the members of the Appointments and Compensation Committee were:

Chairman:	Mr. Carlos Loring Martínez de Irujo
Members:	Mr. Juan Carlos Álvarez Mezquíriz
Mr. Ignacio Ferrero Jordi
Mrs. Susana Rodríguez Vidarte

Its duties, apart from the aforementioned duty in the appointment of directors, include proposing the remuneration system for the board as a whole, within the framework established in the Company’s bylaws. This entails determination of its items, the amount payable for each item and the settlement of said amount, and, as mentioned above, the scope and amount of the remuneration, rights and economic compensation for the CEO, the COO and the Bank’s executive directors in order to include these aspects in a written contract.

This committee shall also:

•	Should the chairmanship of the board or the post of chief executive officer fall vacant, examine or organize, in the manner it deems suitable, the succession of the chairman and/or chief executive officer and put corresponding proposals to the board for an orderly, well-planned succession.

•	Submit an annual report on the directors remuneration policy to the board of directors.

•	Report the appointments and severances of senior managers and propose senior-management remuneration policy to the board, along with the basic terms and conditions for their contracts.

The chairman of the Appointments & Compensation Committee shall convene it as often as necessary to comply with its mission, although an annual meeting schedule shall be drawn up in accordance with its duties. During 2008 the Appointments & Compensation Committee met five times.

In accordance with the board regulations, the committee may ask members of the Group to attend its meetings, when their responsibilities relate to its duties. It may also receive any advisory services it requires to inform its criteria on issues falling within the scope of its powers.

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

c) the internal information and oversight systems used to oversee and manage risks; and

d) the measures established to mitigate the impact of risks identified should they materialize.

•	Monitor the match between risks accepted and the profile established.

•	Assess and approve, where applicable, any risks whose size could compromise the Group’s capital adequacy or recurrent earnings, or that present significant potential operational or reputational risks.

•	Check that the Group possesses the means, systems, structures and resources benchmarked against best practices to allow implementation of its risk management strategy.

The committee meets as often as necessary to best perform its duties, usually once a week. In 2008, it held 45 meetings.

D.	Employees

As of December 31, 2008, we, through our various affiliates, had 108,972 employees. Approximately 80% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

Country	BBVA	Banks	Companies	Total

Spain	26,785	597	1,688	29,070
United Kingdom	98	—	6	104
France	97	—	—	97
Italy	58	—	194	252
Germany	26	—	—	26
Switzerland	—	118	—	118
Portugal	—	936	—	936
Belgium	38	—	—	38
Jersey	—	3	—	3
Russia	4	—	—	4
Ireland	—	4	—	4

Total Europe	27,106	1,658	1,888	30,652
New York	157	18	—	175
Miami	11	—	—	11
Other U.S.	—	12,461	—	12,461

Total North America	168	12,479	—	12,647
Panama	—	312	—	312
Puerto Rico	—	910	—	910
Argentina	—	5,648	—	5,648
Brazil	4	—	14	18
Colombia	—	6,093	—	6,093
Venezuela	—	6,295	—	6,295
Mexico	—	34,535	—	34,535
Uruguay	46	171	—	217
Paraguay	—	212	—	212
Bolivia	—	—	197	197
Chile	—	5,325	—	5,325
Cuba	1	—	—	1
Peru	—	5,553	—	5,553
Ecuador	—	—	216	216

Total Latin America	51	65,054	427	65,532
Hong Kong	107	—	—	107
Japan	9	—	—	9
China	7	—	—	7
Singapore	18	—	—	18

Total Asia	141	—	—	141

Total	27,466	79,191	2,315	108,972

As of December 31, 2007, we, through our various affiliates, had 111,913 employees. The table below sets forth the number of BBVA employees by geographic area:

Country	BBVA	Banks	Companies	Total

Spain	28,892	725	1,489	31,106
United Kingdom	113	—	7	140
France	109	—	—	109
Italy	61	—	171	232
Germany	7	—	—	7
Switzerland	—	111	—	111
Portugal	—	925	—	925
Belgium	38	—	—	38
Jersey	—	3	—	3
Russia	3	—	—	3
Ireland	—	5	—	5

Total Europe	29,243	1,769	1,667	32,679
New York	150	14	—	164
Miami	86	—	—	86
Other U.S.	—	13,082	—	13,082
Grand Cayman	2	—	—	2

Total North America	238	13,096	—	13,334
Panama	—	285	—	285
Puerto Rico	—	999	—	999
Argentina	—	7,483	—	7,483
Brazil	4	—	15	19
Colombia	—	5,969	—	5,969
Venezuela	—	5,822	—	5,822
Mexico	—	35,200	—	35,200
Uruguay	36	158	—	194
Paraguay	—	139	—	139
Bolivia	—	—	196	196
Chile	—	4,431	—	4,431
Dominican Republic	—	—	—	—
Cuba	1	—	—	1
Peru	—	4,874	—	4,874
Ecuador	—	—	167	167

Total Latin America	41	65,360	378	65,779
Hong Kong	90	—	—	90
Japan	11	—	—	11
China	6	—	—	6
Singapore	14	—	—	14

Total Asia	121	—	—	121

Total	29,643	80,228	2,045	111,913

As of December 31, 2006, we, through our various affiliates, had 98,553 employees. The table below sets forth the number of BBVA employees by geographic area:

Country	BBVA	Banks	Companies	Total

Spain	28,601	722	1,259	30,582
United Kingdom	127	—	7	134
France	108	—	—	108
Italy	55	—	—	55
Germany	4	—	—	4
Switzerland	2	108	—	110
Portugal	—	953	—	953
Belgium	36	—	—	36
Jersey	—	3	—	3
Russia	3	—	—	3
Andorra	—	—	—	—
Ireland	—	4	—	4
Gibraltar	—	—	—	—

Total Europe	28,936	1,790	1,266	31,992
New York	137	20	—	157
Miami	112	—	—	112
Other U.S.	—	3,646	—	3,646
Grand Cayman	3	—	—	3

Total North America	252	3,666	—	3,918
Panama	—	266	—	266
Puerto Rico	—	1,044	—	1,044
Argentina	—	7,215	—	7,215
Brazil	4	—	—	4
Colombia	—	6,408	—	6,408
Venezuela	—	5,749	—	5,749
Mexico	—	32,847	—	32,847
Uruguay	39	151	—	190
Paraguay	—	108	—	108
Bolivia	—	—	188	188
Chile	—	4,068	—	4,068
Dominican Republic	—	—	97	97
Cuba	1	—	—	1
Peru	—	4,191	—	4,191
Ecuador	—	—	168	168

Total Latin America	44	62,047	453	62,544
Hong Kong	77	—	—	77
Japan	9	—	—	9
China	8	—	—	8
Singapore	5	—	—	5

Total Asia	99	—	—	99

Total	29,331	67,503	1,719	98,553

The terms and conditions of employment in private sector banks in Spain are negotiated with trade unions representing bank employees. Wage negotiations take place on an industry-wide basis. This process has historically produced collective bargaining agreements binding upon all Spanish banks and their employees. The collective bargaining agreement in application during 2008 came into effect as of January 1, 2007 and will apply until December 31, 2010.

As of December 31, 2008, we had 328 temporary employees in our Spanish offices.

E.	Share Ownership

As of March 31, 2009, the members of the board of directors owned an aggregate of 3,099,263 BBVA shares as shown in the table below:

	Directly	Indirectly		%
	Owned	Owned	Total	Capital
Name	Shares	Shares	Shares	Stock

GONZALEZ RODRÍGUEZ, FRANCISCO	307,011	1,508,904	1,815,915	0.048
GOIRIGOLZARRI TELLAECHE, JOSE IGNACIO	291,907	471,944	763,851	0.020
ALFARO DRAKE, TOMÁS	8,959	—	8,959	0.000
ALVAREZ MEZQUIRIZ, JUAN CARLOS	140,179	—	140,179	0.004
BERMEJO BLANCO, RAFAEL	21,000	—	21,000	0.001
BUSTAMANTE Y DE LA MORA, RAMON	10,139	2,000	12,139	—
FERNANDEZ RIVERO, JOSÉ ANTONIO	50,000	825	50,825	0.001
FERRERO JORDI, IGNACIO	2,787	51,300	54,087	0.001
KNÖRR BORRÁS, ROMÁN	36,637	6,987	43,624	0.001
LORING MARTÍNEZ DE IRUJO, CARLOS	39,149	—	39,149	0.001
MALDONADO RAMOS, JOSÉ	99,235	—	99,235	0.003
MEDINA FERNÁNDEZ, ENRIQUE	30,831	1,160	31,991	0.001
RODRIGUEZ VIDARTE, SUSANA	16,037	2,272	18,309	—
TOTAL	1,053,871	2,045,392	3,099,263	0.083

As of March 31, 2009, the Chairman and Chief Executive Officer held 600,000 put options and 1,200,000 call options over BBVA’s shares.

As of March 31, 2009 the executive officers (excluding executive directors) and their families owned 1,141,731 shares. None of our executive officers holds 1% or more of BBVA’s shares.

As of March 30, 2009, a total of 51,059 employees (excluding executive officers and directors) owned 97,594,030 shares, which represents 2.60% of our capital stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of March 26, 2009 to our knowledge, no person, corporation or government owned beneficially, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of March 26, 2009, there were 920,279 registered holders of BBVA’s shares, with 3,474,858,121 shares, of which 216 shareholders with registered addresses in the United States hold a total of 716,709,286 shares (including shares represented by American Depositary Receipts (“ADRs”)). Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. BBVA’s directors and executive officers did not own any ADRs as of March 26, 2009.

B.	Related Party Transactions

Loans to Directors, Executive Officers and Other Related Parties

As of December 31, 2008, loans granted to members of board of directors amounted to an aggregate of €33 thousand.

As of December 31, 2008, loans granted to the members of the Management Committee, excluding the executive directors, amounted to an aggregate of €3,891 thousand. As of December 31, 2008, guarantees provided on behalf of members of the Management Committee amounted to an aggregate of €13 thousand.

As of December 31, 2008, the loans granted to parties related to key personnel (the aforementioned members of the board of directors of BBVA and of the Management Committee) totaled €8,593 thousand. As of December 31, 2008, the other exposure to parties related to key personnel (guarantees, finance leases and commercial loans) amounted to €18,794 thousand.

Related Party Transactions in the Ordinary Course of Business

Loans extended to related parties were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

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

•	in the ordinary course of business;

•	on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons; and

•	did not involve more than the normal risk of collectability or present other unfavorable features.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Information

See Item 18.

Dividends

The table below sets forth the amount of interim, final and total cash dividends paid by BBVA on its shares for the years 2004 to 2008, adjusted to reflect all stock splits. The rate used to convert euro amounts to dollars was the noon buying rate at the end of each year.

	Per Share
	First Interim		Second Interim		Third Interim		Final		Total
	€	$	€	$	€	$	€	$	€	$

2004	€0.100	$0.125	€0.100	$0.125	€0.100	$0.125	€0.142	$0.177	€0.442	$0.552
2005	€0.115	$0.143	€0.115	$0.143	€0.115	$0.143	€0.186	$0.231	€0.531	$0.660
2006	€0.132	$0.174	€0.132	$0.174	€0.132	$0.174	€0.241	$0.318	€0.637	$0.841
2007	€0.152	$0.222	€0.152	$0.222	€0.152	$0.222	€0.277	$0.405	€0.733	$1.070
2008	€0.167	$0.232	€0.167	$0.232	€0.167	$0.232	—	—	€0.501	$0.697

We have paid annual dividends to its shareholders since the date it was founded. Historically, we have paid interim dividends each year. The total dividend for a year is proposed by the board of directors following the end of the year to which it relates. The unpaid portion of this dividend (the final dividend) is paid after the approval of our financial statements by the shareholders at the AGM. Interim and final dividends are payable to holders of record on the dividend payment date. Unclaimed dividends revert to BBVA five years after declaration.

While BBVA expects to declare and pay dividends on its shares on a quarterly basis in the future, the payment of dividends will depend upon its earnings, financial condition, governmental regulations and policies and other factors.

On March 13, 2009, BBVA’s shareholders adopted the distribution of additional shareholder remuneration to complement the 2008 cash dividend in the form of an in-kind distribution of a portion of the share premium reserve. Banco Bilbao Vizcaya Argentaria, S.A. shareholders will receive Company shares from treasury stock in the proportion of one share for every 62 outstanding. Accordingly, the maximum number of shares to be distributed is 60,451,115 treasury shares of Banco Bilbao Vizcaya Argentaria, S.A.

This payment will entail a charge against the share premium reserve in the amount of the figure resulting from measuring each share to be distributed at the weighted average market price of Banco Bilbao Vizcaya Argentaria, S.A. shares in the continuous electronic market on the trading session on the day immediately preceding the date set for the AGM called to ratify the proposal (“Reference Value”), subject to a ceiling such that in no event can the charge against the share premium reserve exceed the total account balance.

Subject to the terms of the deposit agreement, holders of ADRs are entitled to receive dividends attributable to the shares represented by the ADSs evidenced by their ADRs to the same extent as if they were holders of such shares.

For a description of BBVA’s access to the funds necessary to pay dividends on the shares, see “Item 4. Information on the Company — Supervision and Regulation — Dividends”. In addition, BBVA may not pay dividends except out of its unrestricted reserves available for the payment of dividends, after taking into account the Bank of Spain’s capital adequacy requirements. Capital adequacy requirements are applied by the Bank of Spain on both a consolidated and individual basis. See “Item 4. Information on the Company — Supervision and Regulation — Capital Requirements” and “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital”. Under Spain’s capital adequacy requirements, we estimate that as of December 31, 2008, BBVA had approximately €11 billion of reserves in excess of applicable capital and reserve requirements, which were not restricted as to the payment of dividends.

Legal Proceedings

On March 15, 2002, the Bank of Spain initiated a proceeding against BBVA and 16 of its former directors and executives, as a result of the existence of funds (approximately €225 million) belonging to BBV that were not included in the entity’s financial statements until they were voluntarily regularized by being recorded in the 2000 consolidated income statement as extraordinary income, for which the related corporation tax was recorded and paid. BBVA notified the Bank of Spain of these matters on January 19, 2001.

On May 22, 2002, the CNMV commenced a proceeding against BBVA for possible contravention of the Securities Market Law (under Article 99 ñ) thereof) owing to the same events as those which gave rise to the Bank of Spain’s proceeding.

The commencement of proceedings to determine an eventual criminal liability of the individuals involved in those events triggered the suspension of the above mentioned proceedings until a definitive criminal resolution was issued. These criminal proceedings finished by definitive court resolutions in 2007 without criminal liability for any person involved in them. The end of these criminal proceedings has allowed the re-opening of the proceedings by the Bank of Spain and the CNMV. On June 13, 2007 the Bank of Spain, and on July 26, 2007 the CNMV, notified us of the end of the proceeding development suspension.

On July 18, 2008, the board of the Bank of Spain sanctioned BBVA with a fine of €1.0 million for a serious breach as typified in article 5.p) of the Ley de Disciplina e Intervención de las Entidades de Crédito (law regulating the conduct of financial entities) and also imposed various sanctions on the managers and executives responsible for such conduct none of whom are presently members of the board of directors or hold executive office at BBVA.

On July 23, 2008, the Ministry of Economy and Finance sanctioned BBVA with a fine of €2.0 million, as a result of the proceeding initiated by the CNMV, for a very serious breach as typified in Article 99, ñ) of the Ley del Mercado de Valores (law regulating securities markets).

Both sanctions have been appealed within the Ministry of Economy and Finance, but no decisions have been issued as of the date of this Annual Report.

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

Besides the accounting internal control procedures implemented by BBVA described above, in order to further obtain reasonable assurance that breaches of BBVA’s internal controls do not occur, BBVA has taken a series of steps to strengthen its corporate governance structures in keeping with the most recent trends in this area and new legislation that has taken effect in Spain and the other countries in which BBVA operates. For a description of these corporate governance structures, see “Item 6. — Directors, Senior Management and Employees”.

Other Proceedings

BBVA Privanza Bank Ltd. (Jersey)

A proceeding was initiated alleging that certain employees of BBVA Privanza Bank Ltd. (Jersey) cooperated in the creation of accounts and financial products in Jersey which were allegedly used by Spanish individuals to avoid Spanish tax obligations. The proceedings also included an allegation of a tax offence due to the purported non-consolidation of a fully-owned subsidiary. This proceeding is ongoing and charges have not been brought against any BBVA employee or director and as of date of this Annual Report no current or former BBVA Privanza Bank (Jersey) employee is party in this proceeding. In light of the surrounding events and circumstances, BBVA’s legal advisers do not expect that the proceedings described above will have a material effect on BBVA.

B.	Significant Changes

No significant change has occurred since the date of the Consolidated Financial Statements.

ITEM 9.	THE OFFER AND LISTING

BBVA’s shares are listed on the Spanish stock exchanges in Madrid, Bilbao, Barcelona and Valencia (the “Spanish Stock Exchanges”) and listed on the computerized trading system of the Spanish Stock Exchanges (the “Automated Quotation System”). BBVA’s shares are also listed on the New York, Frankfurt, Milan, Zurich, Mexican and London stock exchanges as well as quoted on SEAQ International in London. BBVA’s shares are listed on the New York stock exchange as American Depositary Shares (ADSs).

ADSs are listed on the New York Stock Exchange and are also traded on the Lima (Peru) Stock Exchange, by virtue of an exchange agreement entered into between these two exchanges. Each ADS represents the right to receive one share.

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

The table below sets forth, for the periods indicated, the high and low sales closing prices for the shares of BBVA on the Automated Quotation System.

	Euro per Share
	High	Low

Fiscal year ended December 31, 2004
Annual	13.09	10.22
Fiscal year ended December 31, 2005
Annual	15.17	11.95
Fiscal year ended December 31, 2006
Annual	19.49	14.91
Fiscal year ended December 31, 2007
Annual	20.08	15.60
First Quarter	20.08	17.38
Second Quarter	18.87	17.65
Third Quarter	18.43	15.60
Fourth Quarter	17.54	16.06
Fiscal year ended December 31, 2008
Annual	16.58	7.16
First Quarter	16.58	12.76
Second Quarter	15.27	12.17
Third Quarter	12.41	10.30
Fourth Quarter	12.30	7.16
Month ended September 30, 2008	11.86	10.30
Month ended October 31, 2008	12.30	7.24
Month ended November 30, 2008	10.13	7.16
Month ended December 31, 2008	8.72	7.62
Fiscal year ended December 31, 2009
Month ended January 31, 2009	9.28	6.45
Month ended February 28, 2009	7.50	5.82
Month ended March 31 (through March 27), 2009	6.57	4.68

From January 1, 2008 through December 31, 2008 the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.639% and 3.770%, calculated on a monthly basis. On February 2, 2009, the percentage of outstanding shares held by BBVA and its affiliates was 2.034%.

The table below sets forth the reported high and low sales closing prices for the ADSs of BBVA on the New York Stock Exchange for the periods indicated.

	U.S. Dollars per ADS
	High	Low

Fiscal year ended December 31, 2004
Annual	17.77	12.47
Fiscal year ended December 31, 2005
Annual	17.91	15.08
Fiscal year ended December 31, 2006
Annual	25.15	18.21
Fiscal year ended December 31, 2007
Annual	26.23	21.56
First Quarter	26.23	22.79
Second Quarter	25.37	23.56
Third Quarter	23.57	21.56
Fourth Quarter	25.48	23.44
Fiscal year ended December 31, 2008
Annual	24.27	8.45
First Quarter	24.27	19.32
Second Quarter	23.90	18.97
Third Quarter	19.56	14.59
Fourth Quarter	16.63	8.45
Month ended September 30, 2008	17.46	14.59
Month ended October 31, 2008	16.63	9.28
Month ended November 30, 2008	12.99	8.45
Month ended December 31, 2008	12.49	9.27
Fiscal year ended December 31, 2009
Month ended January 31, 2009	12.66	8.32
Month ended February 28, 2009	9.70	7.43
Month ended March 31, 2009 (through March 27)	8.90	5.76

Securities Trading in Spain

The Spanish securities market for equity securities consists of the Automated Quotation System and the four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia. During 2008, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

Trading hours for block trades (i.e. operations involving a large number of shares) are also from 9:00 a.m. to 5:30 p.m. Between 5:30 p.m. and 8:00 p.m., special operations, whether Authorized or Communicated, can take place outside the computerized matching system of the Sociedad de Bolsas if they fulfill certain requirements. In such respect Communicated special operations (those that do not need the prior authorization of the Sociedad de Bolsas) can be traded if all of the following requirements are met: (i) the trade price of the share must be within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day; (ii) the market member executing the trade must have previously covered certain positions in securities and cash before executing the trade; and (iii) the size of the trade must involve more than €300,000 and more than 20% of the average daily trading volume of the shares in the Automated Quotation System during the preceding three months. If any of the aforementioned requirements is not met, a special operation may still take place, but it will need to take the form of Authorized special operation (i.e. those needing the prior authorization of the Sociedad de Bolsas). Such authorization will not be upheld if any of the following requirements is met:

•	the trade involves more than €1.5 million and more than 40% of the average daily volume of the stock during the preceding three months;

•	the transaction derives from a merger or spin-off process or from the reorganization of a group of companies;

•	the transaction is executed for the purposes of settling a litigation or completing a complex group of contracts; or

•	the Sociedad de Bolsas finds other justifiable cause.

Please note that the regime set forth in the previous two paragraphs may be subject to change, as article 36 of the Securities Market Act, defining trades in Spanish Exchanges has been, as described below, as a result Law 47/2007. The Spanish Stock Markets are currently reviewing their trading rules in light of this new regulation.

Information with respect to the computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to the Sociedad de Bolsas by the end of the trading day and published in the Boletín de Cotización and in the computer system by the beginning of the next trading day.

Sociedad de Bolsas is also the manager of the IBEX 35® Index. This index is made up by the 35 most liquid securities traded on the Spanish Market and, technically, it is a price index that is weighted by capitalization and adjusted according to the free float of each company comprised in the index. Appart from its quotation on the four Spanish Exchanges, BBVA is also currently included in this Index.

Clearing and Settlement System.

On April 1, 2003, by virtue of Law 44/2002 and of Order ECO 689/2003 of March 27, 2003 approved by the Spanish Ministry of Economy, the integration of the two main existing book-entry settlement systems existing in Spain at the time-the equity settlement system Servicio de Compensación y Liquidación de Valores (“SCLV”) and the Public Debt settlement system Central de Anotaciones de Deuda del Estado (“CADE”)- took place. As a result of this integration, a single entity, known as Sociedad de Gestión de los Sistemas de Registro Compensación y

Liquidación de Valores (“Iberclear”) assumed the functions formerly performed by SCLV and CADE according to the legal regime stated in article 44 bis of the Spanish Securities Market Act.

Notwithstanding the above, rules concerning the book-entry settlement systems enacted before this date by SCLV and the Bank of Spain, as former manager of CADE, continue in force, but any reference to the SCLV or CADE must be substituted by Iberclear.

In addition, and according to Law 41/1999, Iberclear manages three securities settlement systems for securities in book-entry form: The system for securities listed on the Stock Exchanges, the system for Public Debt and the system for securities traded in AIAF Mercado de Renta Fija. Cash settlement, from February 18, 2008 for all systems is managed through the TARGET2-Banco de España payment system. The following three paragraphs exclusively address issues relating to the securities settlement system managed by Iberclear for securities listed on the Spanish Stock Exchanges (the “SCLV system”).

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

On November 22, 2002, the Securities Markets Act was amended by Law 44/2002 in order to update Spanish financial law to global financial markets. See “Item 4. Information on the Company — Business Overview — Supervision and Regulation — Reform of the Spanish Securities Markets”.

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

On April 12, 2007, the Spanish Congress approved Law 6/2007, which amends the Securities Markets Act in order to adapt it to Directive 2004/25/EC on takeover bids, and Directive 2004/109/EC on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market (amending Directive 2001/34/EC). Law 6/2007 has been further developed by Royal Decree 1362/2007, on transparency requirements for issuers of listed securities.

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

On December 19, 2007, the Spanish Congress approved Law 47/2007, which amends the Securities Markets Act in order to adapt it to Directive 2004/37/EC on markets in financial instruments (MiFID), Directive 2006/49/EC on the capital adequacy of investment firms and credit institutions, and Directive 2006/73/EC implementing

Directive 2004/39/EC with respect to organizational requirements and operating conditions for investment firms and defined terms for the purposes of that Directive. The amendments introduced by Law 47/2007 represent important reforms of the Securities Markets Act and serve to (i) establish new multilateral trading facilities for listing shares apart from the Stock Markets; (ii) reinforce the measures for the protection of investors; (iii) establish new organizational requirements for investment firms; (iv) reinforce the supervisory powers of CNMV, establishing cooperation mechanisms amongst supervisory authorities. Further MiFID implementation has been introduced by Royal Decree 217/2008.

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

In addition, any company listed on a Spanish stock exchange must report on a non-public basis any acquisition by such company (or an affiliate) of the company’s own shares if such acquisition, together with any previous one from the date of the last communication, exceeds 1% of its capital stock, regardless of the balance retained. Members of the board of directors must report the ratio of voting rights held at the time of their appointment as members of the board, when they are ceased as members, as well as any transfer or acquisition of share capital of a company listed on the Spanish Stock Exchanges, regardless of the size of the transaction. Additionally, since we are a credit entity, any individual or company who intends to acquire a significant participation in BBVA’s share capital must obtain prior approval from the Bank of Spain in order to carry out the transaction. See “Item 10. Additional Information — Exchange Controls — Restrictions on Acquisitions of Shares”.

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

In addition, BBVA shares were included, among others, in Annex 1 of the Agreement of the Executive Committee of CNMV on naked short selling dated September 22, 2008. While such agreement continues in effect, any natural or legal person holding short positions in shares included in this Annex 1 has to disclose to the CNMV and make public any short position exceeding 0.25% in the share capital of listed issuers included in such Annex, as well as any increase or decrease of any short position from the 0.25% threshold before 19:00 hours after each change.

Tax Requirements

According to Law 19/2003 and its associated, an issuer’s parent company (credit entity or listed company) is required, on an annual basis, to provide the Spanish tax authorities with the following information: (i) the identity and tax residence of the recipients of income from securities and (ii) the amount of income obtained in each period.

A new Royal Decree, which is currently being debated in the Spanish Congress, would, if enacted, amend the current reporting obligations on the issuers/guarantors of securities (preferred shares and debt instruments) which fall within the scope of Law 19/2003.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

Spanish law and BBVA’s bylaws are the main sources of regulation affecting the company. All rights and obligations of BBVA’s shareholders are contained in its bylaws and in Spanish law.

At the AGM on March 14, 2008, BBVA’s shareholders adopted a resolution amending its bylaws to allow for dividends to be paid in cash or in kind as determined by shareholder resolution. As of the date of this Annual Report, this amendment is pending registration at the Commercial Registry of Vizcaya.

The regulation in the previous paragraph will also be applicable to the return of contributions in the event of a reduction in share capital.

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

Certain Powers of the Board of Directors

In general, provisions regarding directors are contained in BBVA’s bylaws. Also, the board regulations of BBVA, govern the internal procedures and the operation of the board and its committees and directors’ rights and duties as described in their charter. The referred board regulations (i) limit a director’s to vote on a proposal, arrangement or contract in which the director is materially interested; (ii) limit the power or directors to vote on compensation for themselves; (iii) limit borrowing powers exercisable by the directors and how such borrowing powers can be varied; or (iv) require retirement of directors at a certain age. In addition, the board regulations, contain a series of ethical standards. See “Item 6 — Directors, Senior Management and Employees”

Certain Provisions Regarding Preferred Shares

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

The bylaws do not establish that special quorums are required to change the rights of shareholders. Under Spanish law, the rights of shareholders may only be changed by an amendment to the bylaws that complies with the requirements explained below under “— Shareholders’ Meetings”, plus the affirmative vote of the majority of the shares of the class that will be affected by the amendment.

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

Additionally, holders of fewer than 500 shares may aggregate their shares to reach at least such number of shares and appoint a shareholder as proxy to attend the general shareholders meeting.

General shareholders’ meetings will be validly constituted on first call with the presence of at least 25% of BBVA’s voting capital, either in person or by proxy. No minimum quorum is required to hold a general shareholders’ meeting on second call. In either case, resolutions will be agreed by the majority of the votes. However, a general shareholders# meeting will only be validly held with the presence of 50% of BBVA’s voting capital on first call or of 25% of the voting capital on second call, in the case of resolutions concerning the following matters:

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

Restrictions on the Ownership of Shares

Our bylaws do not provide for any restrictions on the ownership of our ordinary shares. Spanish law, however, provides for certain restrictions which are described below under “— Exchange Controls — Restrictions on Acquisitions of Shares”.

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

Current Spanish regulations provide that once all applicable taxes have been paid, see “— Exchange Controls”, foreign investors may freely transfer out of Spain any amounts of invested capital, capital gains and dividends.

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

Since BBVA is a credit entity, it is necessary to obtain approval from the Bank of Spain in order to acquire a number of shares considered to be a significant participation by Law 26/1988, of July 29, 1998. See “— Exchange Controls — Restrictions on Acquisitions of Shares”. Also, any agreement that contemplates BBVA’s merger with another credit entity will require the authorization of the Ministry of Economy. This could also delay, defer or prevent a change of control of BBVA or any of its subsidiaries that are credit entities in the event of a merger.

C.	Material Contracts

The Group is not aware of the execution of any material contracts other than those executed during the Bank’s ordinary course of business during the two years immediately ending December 31, 2008, nor is the Group aware that the Bank or any of the Group’s subsidiaries have entered into contracts that could give rise to material liabilities for the Group.

D.	Exchange Controls

In 1991, Spain adopted the EU standards for free movement of capital and services. As a result, exchange controls and restrictions on foreign investments have generally been abolished and foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation as to amount, subject to applicable taxes. See “— Taxation”.

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

Restrictions on Acquisitions of Shares

Law 26/1988 provides that any individual or corporation that intends to acquire, directly or indirectly, a significant participation (“participación significativa”) in a Spanish bank must obtain the prior approval of the Bank of Spain, including the amount of such participation, the terms and conditions of the acquisition and the period in which it is intended to execute the transaction. A significant participation is considered 5% of the outstanding share capital of a bank or a lower percentage if such holding allows for the exercise of a significant influence.

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

Regarding the transparency of listed companies, Law 6/2007 amends the Securities Markets Act on takeover bids and transparency requirements for issuers. The transparency requirements have been further developed by Royal Decree 1362/2007 developing the Securities Markets Act on transparency requirement for issuers of listed securities, specifically information on significant stakes, reducing the communication threshold to 3%, and extending the disclosure obligations to the acquisition or transfer of financial instruments that grant rights to acquire shares with voting rights.

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

To benefit from the Treaty-reduced rate of 15%, if you are a United States Resident, you must provide to BBVA through our paying agent depositary, before the tenth day following the end of the month in which the dividends were payable, a certificate from the U.S. Internal Revenue Service (“IRS”) stating that, to the best knowledge of the IRS, you are a resident of the United States within the meaning of the Treaty and entitled to its benefits.

Those paying agent depositaries providing timely evidence (i.e., by means of the IRS certificate) of your right to apply the Treaty-reduced rate will immediately receive the surplus amount withheld, which will be credited to you. The IRS certificate is valid for a period of one year from issuance.

To help share holders obtain such certificates, BBVA has set-up an online procedure to make this as easy as possible.

If the certificate referred to in the above paragraph is not provided to us through our paying agent depositary within said term, you may afterwards obtain a refund of the amount withheld in excess of the rate provided for in the Treaty.

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

Taxation of Rights

Distribution of preemptive rights to subscribe for new shares made with respect to your shares in BBVA will not be treated as income under Spanish law and, therefore, will not be subject to Spanish Non-Resident Income Tax. The exercise of such preemptive rights is not considered a taxable event under Spanish law and thus is not subject to Spanish tax. Capital gains derived from the disposition of preemptive rights obtained by U.S. Residents are generally not taxed in Spain provided that certain conditions are met (See “— Taxation of Capital Gains” below).

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

Spanish Inheritance and Gift Taxes

Transfers of BBVA’s shares or ADSs upon death or by gift are subject to Spanish inheritance and gift taxes (Spanish Law 29/1987), if the transferee is a resident in Spain for tax purposes, or if BBVA’s shares or ADSs are located in Spain, regardless of the residence of the beneficiary. In this regard, the Spanish tax authorities may argue that all shares of a Spanish corporation and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate, after applying all relevant factors, ranges between 7.65% and 81.6% for individuals, approximately.

Alternatively, corporations that are non-resident of Spain that receive BBVA’s shares or ADSs as a gift are subject to Spanish Non-Resident Income Tax at a 18% tax rate on the fair market value of such ordinary shares or ADSs as a capital gain. If the donee is a United States resident corporation, the exclusions available under the Treaty described in “— Taxation of Capital Gains” above will be applicable.

Spanish Transfer Tax

Transfers of BBVA’s ordinary shares or ADSs will be exempt from Transfer Tax (Impuesto sobre Transmisiones Patrimoniales) or Value-Added Tax. Additionally, no stamp duty will be levied on such transfers.

U.S. Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold the securities. The summary applies only to U.S. Holders (as defined under “Spanish Tax Considerations” above) that hold ADSs or ordinary shares as capital assets for tax purposes and does not address all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	dealers and traders who use a mark-to-market method of accounting;

•	persons holding ADSs or ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs or ordinary shares;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	persons liable for the alternative minimum tax;

•	tax-exempt entities;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons who acquired our ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons who own or are deemed to own 10% or more of our voting shares.

The summary is based upon the tax laws of the United States including the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), the Treaty, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly with retroactive effect. In addition, the summary is based in part on representations by the depositary and assumes that each obligation provided for in or otherwise contemplated by BBVA’s deposit agreement and any other related document will be performed in accordance with its terms. Prospective purchasers of the ADSs or ordinary shares are urged to consult their tax advisors as to the U.S., Spanish or other tax consequences of the ownership and disposition of ADSs or ordinary shares in their particular circumstances, including the effect of any U.S. state or local tax laws.

In general, for United States federal income tax purposes, a U.S. Holder who owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain noncorporate U.S. Holders, as described below. Accordingly, the analysis of the creditability of Spanish taxes described below, and the availability of the reduced tax rate for dividends received by certain noncorporate U.S. Holders, could be affected by future actions that may be taken by such parties.

This discussion assumes that BBVA is not, and will not become, a passive foreign investment company (“PFIC”) for 2008 (as discussed below).

Taxation of Distributions

Distributions, before reduction for any Spanish income tax withheld by BBVA or its paying agent, made with respect to ADSs or ordinary shares (other than certain pro rata distributions of ordinary shares or rights to subscribe for ordinary shares of its capital stock) will be includible in the income of a U.S. Holder as ordinary dividend income, to the extent paid out of BBVA’s current or accumulated earnings and profits as determined in accordance with U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of such dividends will be treated as foreign source dividend income and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain noncorporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum tax rate of 15%. U.S. Holders should consult their own tax advisors to determine the availability of this favorable rate in their particular circumstances.

The amount of dividend income will equal the U.S. dollar value of the euro received, calculated by reference to the exchange rate in effect on the date of receipt (which, for U.S. Holders of ADSs, will be the date such distribution is received by the depositary), whether or not the depositary or U.S. Holder in fact converts any euro received into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Spanish income taxes withheld by BBVA or its paying agent at a rate not exceeding the rate the U.S. Holder is entitled to under the Treaty. Spanish taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. See “Spanish Tax Considerations — Taxation of Dividends” for a discussion of how to obtain the treaty rate. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances.

Sale and Other Disposition of ADSs or Shares

For U.S. federal income tax purposes, gain or loss realized by a U.S. Holder on the sale or other disposition of ADSs or ordinary shares will be capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of and the amount realized on the disposition. Such gain or loss will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year at the time of disposition. Gain or loss, if any, will generally be U.S. source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

Based upon certain proposed Treasury regulations which are proposed to be effective for taxable years beginning after December 31, 1994 (“Proposed Regulations”), we believe that we were not a PFIC for U.S. federal income tax purposes for our 2008 taxable year. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time and since there is no guarantee that the Proposed Regulations will be adopted in their current form, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of an ADS or an ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ADS or the ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate and an interest charge would be imposed on the amount allocated to such taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares or ADSs exceeds 125% of the average of the annual distributions on the ordinary shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. Certain elections may be available (including a mark-to-market election) that may provide an alternative tax treatment. U.S. Holders should consult their tax advisors regarding whether we are or were a PFIC, the potential application of the PFIC rules and to determine whether any of the aforementioned elections for alternative treatment would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. If we were a PFIC for any taxable year during which a U.S. Holder held an ADS or ordinary share, such U.S. Holder would be required to make an annual return on IRS Form 8621 for that year, describing the distributions received from BBVA and any gain realized on the disposition of ADSs or ordinary shares.

Information Reporting and Backup Withholding

Information returns may be filed with the Internal Revenue Service in connection with payments of dividends on, and the proceeds from a sale or other disposition of, ADSs or ordinary shares. A U.S. Holder may be subject to U.S. backup withholding on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

F.	Dividends and Paying Agents

At the annual general meeting of shareholders on March 13, 2009, BBVA’s shareholders adopted a resolution amending its bylaws to allow for dividends to be paid in cash or in kind as determined by shareholder resolution. As of the date of this Annual Report, this amendment is pending registration at the Commercial Registry of Vizcaya.

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

Dealing in financial instruments entails the assumption or transfer of one or more classes of risk by financial institutions. The main risks inherent in financial instruments are:

•	Market risk: the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. There are three types of market risk: exchange rate risk, interest rate risk and equity/commodity risk.

•	Credit risk: the risk that one party to a financial instrument will cause a financial loss to the other party to such instrument by failing to satisfy an obligation under such instrument.

•	Liquidity risk: the risk that an entity will not be able to meet obligations associated with financial liabilities or will be forced to secure funding on onerous conditions as a result of difficulties encountered in meeting its obligations.

Market Risk Management

In 2008, we received authorization from the Bank of Spain to extend the perimeter and change the internal model methodology used to determine capital requirements derived from risk positions in our trading portfolio in Spain and Mexico, which jointly account for 90% of the Group’s trading market risk. From December 31, 2007 we use the Algorithmics risk assessment platform which employs historic simulation to estimate market risk assumed by BBVA, S.A. and BBVA Bancomer. This new platform should allow for better future integration of market risk for the entire perimeter of the Advanced Internal Model which should aid us in more efficient capital allocation.

During 2008, our risk control policies and tools in market areas were consolidated and internal controls over our trading positions were upgraded.

The basic measurement model we use for measuring risk is Value-at-Risk (“VaR”), which provides a forecast of the maximum loss that a portfolio could incur on a one-day time horizon with a 99% probability, stemming from fluctuations recorded in the equity, interest rate, foreign exchange and commodity markets. For certain positions, moreover, we also consider other risks, such as the credit spread, basis risk or volatility and correlation risk, where necessary.

Our market risk limits model includes economic risk capital (“ERC”) and VaR limits and VaR and stop loss sublimits for each of our business units. The global limits are proposed by the Global Markets Risk unit and approved by the Executive Committee on an annual basis, once they have been submitted to the board of directors’ Risk Committee.

This risks limits model has been developed based on the identification of specific risks by typology, activities and trading desks. The market risk units maintain consistency between the global and specific limits on the one hand, and between VaR sublimits and delta sensitivity on the other. This is supplemented by analyses of impacts on the income statement when risk factors enter a stress situation, by considering the impact of financial crises that have taken place in the past and economic scenarios that could occur in the future.

In order to assess business unit performance over the year, the accrual of negative earnings is linked to a reduction in the VaR limits set for such business unit. To anticipate new circumstances and to offset the effect of any adverse situations, the risk limits model is supplemented by limits on loss and alert signals, which automatically trigger procedures to manage situations that might compromise market area activities.

The measurement model lastly includes back-testing (ex-post comparison) which helps to refine the accuracy of the risk measurements by comparing day-on-day results with their corresponding VaR measurements.

Market Risk in Trading Portfolio in 2008

The market risk factors used to measure and control risks in the trading portfolio are the basis of all calculations using the VaR.

VaR measures the maximum loss with a given probability over a given period as a result of changes in the general conditions of financial markets and their effects on market risk factors. BBVA mainly conducts daily VaR estimates using the historic simulation methodology.

The types of risk factors we use to measure VaR are:

•	Interest rate risk: the potential loss in value of the portfolio due to movements in interest rate curves. We use all interest rate curves in which we have positions and risks exist. We also use a wide range of vertices reflecting the different maturities within each curve.

•	Credit spread risk: the potential loss in the value of corporate bonds or any corporate bond derivatives caused by movements in credit spreads for such instruments. Credit spread VaR is estimated by moving the credit spreads used as risk factors through a range of scenarios. The risk factors used in the simulation are credit spread curves by sector and by rating, and specific spread curves for individual issuers.

•	Exchange rate risk: the potential loss caused by movements in exchange rates. Exchange rate risk VaR is estimated by analyzing present positions with observed actual changes in exchange rates.

•	Equity or commodity risk: the potential loss caused by movements in equity prices, stock-market indices and commodity prices. Equity or commodity risk VaR is estimated by re-measuring present positions using actual changes in equity prices, stock-market indices and commodity prices.

•	Vega risk: the potential loss caused by movements in implied volatilities affecting the value of options. Vega (equities, interest rate and exchange rate) risk VaR is estimated by analyzing implied volatility surfaces with observed changes in the implied volatilities of equity, interest rate and exchange rate options.

•	Correlation risk: the potential loss caused by a disparity between the estimated and actual correlation between two assets, currencies, derivatives, instruments or markets.

Finally, all these measurements are supplemented with VaR estimation with exponential smoothing, to better reflect the impact of movements.

In 2008, our market risk remained at low levels in proportion to the aggregate market risk we manage. In VaR terms, our daily average market risk was €20.2 million. The VaR figures were more widely dispersed than in previous years, with higher VaR amounts in the last quarter of the year, as volatility spread to all markets. Nevertheless, for the year 2008 our average weighted use of the risk limits set was moderate at 58%.

(1)	On 29-Feb-06 the Bank of Spain approved the Algorithmics internal model for the European and Mexican trading portfolios. The methodology applied for the VaR metric in these businesses is the historical simulation.

If we analyse risk factors affecting our trading portfolio in 2008, the most important factor was interest rate risk (51% of the total as of December 31, 2008), which includes both interest-rate risk and risk linked to credit spreads. Vega and exchange rate risk accounted for 31% and 16% of VaR as of December 31, 2008, respectively, both gaining weight in the second half of the year, while equity risk only accounted for 2% of VaR as of December 31, 2008.

Risk	December 31, 2008
(In millions of euros)

Interest/Spread risk	24.2
Exchange rate risk	7.4
Equity risk	1.1
Vega/Correlation risk	14.8
Diversification effect	(24.3)

Total	23.3
Average 2008	20.2
Maximum 2008	35.3
Minimum 2008	12.8

By geographical area, 69% of the market risk corresponded to banking in Europe and the United States and 31% to the Group’s Latin American entities, of which 20% was concentrated in Mexico.

The Group establishes limits on VaR by business unit. Average use of VaR limits in 2008 was higher in mature economies, at 56% during the year and 77% as of December 31, 2008. In Latin America average limits use for the year stood at 40%, reaching 45% as of December 31, 2008.

The back-testing comparison performed with market risk management results for the parent company (which accounts for a sizeable part of the Group’s market risk) follows the principles laid out in the Basel Accord, which makes a day-on-day comparison between actual VaR and the VaR estimated by the model, confirmed that said model was working correctly throughout 2008.

The breakdown of the risk exposure by categories of the instruments within the trading portfolio as of December 31, 2008, December 31, 2007 and December 31, 2006 were as follows:

	As of December 31,
	2008	2007	2006
	(In millions of euros)

Financial assets held for trading	67,502	53,156	41,842
Debt securities	26,556	38,392	30,426
Public sector	20,778	27,960	20,939
Credit institutions	2,825	6,020	6,352
Other sectors	2,953	4,412	3,135
Trading derivatives	40,946	14,764	11,416

Market Risk in Non-Trading Activities in 2008

Structural Interest Rate Risk

The global financial crisis affected the interest rate curves of the main currencies in which the Group undertakes its banking activity in 2008. During the early part of the year, interest rates in Europe remained high, especially in the short-term area of the curve, with a rise in the positive slope between the three-month and the one-year rate. In the latter part of the year, however, interest rates fell sharply in Europe and in the United States, as they did in Mexico, after a year in which rates had shown an upward trend with sharp rises in the longer-term rates.

In such an environment, management of structural interest rate risk in our non-trading portfolio is of particular importance. This is the responsibility of the Assets and Liabilities Management area and, more specifically, the ALCO. ALCO develops management strategies aimed at maximizing BBVA’s economic profit and preserving earnings recurrence through net interest income. To do so, ALCO works to ensure that exposure levels to interest rate risk match the risk profile defined by Group management and that a balance is kept between expected earnings and the risk level borne. The implementation of a transfer pricing system that centralizes our interest rate risk on ALCO’s books also helps to assure that balance-sheet risk is being suitably managed at a Group level.

Control and monitoring of structural interest rate risk in our non-trading portfolio is performed in the risk department, which, acts as an independent unit, to help guarantee that the risk management and control functions are effectively segregated. This policy is in line with the Basel Committee on Banking Supervision recommendations. The risk department’s functions include designing models and measurement systems, together with development of monitoring, reporting and control policies. The risk department performs monthly measurements of structural interest rate risk and it also performs a risk control and analysis function. The risk department reports its finding to the main governing bodies, such as the Executive Committee and the board of directors’ Risk Committee.

Variations in market interest rates affect our net interest income in the short and medium-term and our economic value, when viewed over the long term. The main source of interest rate risk resides in the time mismatch that exists between repricing and maturity dates of the different products comprising the banking book. This is illustrated by the accompanying graph, which shows a gap analysis on BBVA’s structural balance sheet in euro.

Our structural interest rate risk measurement model uses a set of metrics and systems which enable us to identify and assess our interest rate risk profile. In the case of the balance sheet, models of analysis have been developed to establish assumptions dealing fundamentally with prepayment of loans and the performance of deposits with no explicit maturity. Likewise, a model for simulating interest rate curves is applied which enables risk to be quantified in terms of probabilities. It also allows sources of risk to be assessed in addition to the mismatching of cash flows, coming not only from parallel shifts but also from changes in the slope and curvature of the interest rate curve in keeping with each currency’s historical behavior. This simulation model calculates the earnings at risk (“EaR”) and economic capital (“EC”), as the maximum adverse deviations in net interest income and economic profit, respectively, for a particular confidence level and time horizon. These negative impacts are controlled in each of the Group’s entities through a risk limits model.

The interest rate risk measurement model is supplemented by scenario analyses and stress tests, as well as sensitivity measurements to a standard variation of 100 basis points for the relevant market yield curves. The graph below shows the structural interest rate risk profile of the Group’s main entities, according to their sensitivities.

NIS: Net interest income sensitivity (%) of the franchise to +100 bp.
EVS: Economic value sensitivity (%) of the franchise to +100 bp.
Size: Capital allocated to each franchise.

In 2008, we placed special emphasis on stress testing, evaluating both foreseeable scenarios from the Research Department and severe risk scenarios drawn up from an analysis of historical data and the breakdown of certain historical correlations. Further work was done on integration of structural interest rate risk in the Group, taking the source of such risk in its different component entities and markets into account. In addition, in 2008 we integrated Compass into the Group’s interest rate risk monitoring and control policies.

The limits policy on interest rate risk is a fundamental component of BBVA’s control policies, because it applies the risk appetite of the Group as defined by the Executive Committee to the management of the Group’s operations. Despite the rise in market volatility due to the international financial crisis, which was particularly acute in the second half of the 2008, active balance-sheet management enabled the Group to maintain interest rate risk levels within its risk profile, as shown in the graph below, which illustrates average limits use in the main entities of the BBVA Group during 2008.

The following table shows a breakdown in millions of euros of the average interest rate risk exposure levels, in terms of sensitivity, of the assets denominated in the currencies of the transactions of the main financial institutions of the BBVA Group in 2008:

	Average Impact on Net Interest Income
					100 Basis-Point
	100 Basis-Point Increase				Decrease
Entities	Euro	Dollar	Other	Total	Total
	(In millions of euros)

Europe	(89.3)	(30.1)	+0.7	(115.0)	+136.9
BBVA Bancomer	—	+18.2	+25.2	+43.4	(43.4)
BBVA Puerto Rico	—	+2.0	—	+2.0	(3.2)
Compass	—	(8.3)	—	(8.3)	+4.6
BBVA Chile	—	+0.2	(0.5)	(0.3)	+0.1
BBVA Colombia	—	(0.2)	+8.9	+8.6	(8.7)
BBVA Banco Continental	—	(1.2)	+2.9	+1.7	(1.8)
BBVA Banco Provincial	—	+1.2	(1.4)	(0.2)	+0.2
BBVA Banco Francés	—	(0.2)	+0.3	+0.1	(0.1)

	Average Impact on Economic Value
					100 Basis-Point
	100 Basis-Point Increase				Decrease
Entities	Euro	Dollar	Other	Total	Total
	(In millions of euros)

Europe	+140.6	+14.1	(1.1)	+152.6	(196.2)
BBVA Bancomer	—	+55.1	(401.8)	(346.0)	+331.1
BBVA Puerto Rico	—	+6.4	—	+6.4	(18.6)
Compass	—	(127.4)	—	(127.4)	+44.9
BBVA Chile	—	+3.2	(54.3)	(51.1)	+39.7
BBVA Colombia	—	(0.8)	(9.5)	(10.4)	+11.4
BBVA Banco Continental	—	(23.7)	(16.3)	(40.0)	+41.7
BBVA Banco Provincial	—	(12.8)	+2.0	(10.8)	+12.0
BBVA Banco Francés	—	+0.1	(9.4)	(9.3)	+9.8

Structural Exchange Rate Risk

The foreign exchange market in 2008 was also affected by the financial crisis. Exchange rates were more volatile than in previous years, with contradictory trends in the two halves of the year. While the first half of the year featured a depreciation of the dollar with respect to the euro and a strengthening of the Latin American currencies against the dollar, in the second half of the year the US dollar appreciated relative to the euro. The Latin American currencies, on the other hand, depreciated against the US dollar in the second half of the year.

These exchange rate variations affect BBVA’s equity, solvency ratios and its estimated earnings, whenever there is exposure deriving from the contribution of subsidiary entities operating in “non-euro” markets. The Asset/Liability Management unit, through ALCO, actively manages structural exchange rate risk using hedging policies that aim to minimize the effect of foreign exchange fluctuations on capital ratios, as well as to help ensure the equivalent value in euros of the foreign currency earnings contributed by the Group’s various subsidiaries.

Structural exchange rate risk is measured using exchange rate simulation models that take account of the historical performance of different currencies. Such models consider the historical behavior of the relevant currencies and their possible future variations, in line with market forecasts and macroeconomic analyses which include the possibility of potential exchange rate crises.

On the basis of these exchange rate simulations, a statistical distribution is produced showing the possible impacts on the Group’s equity and income statement, hence giving the maximum adverse deviation in both variables for a particular confidence level and time horizon, depending on market liquidity in each currency. Furthermore, these simulation models are also used to generate a range of impacts on capital ratios, for which the foreign exchange breakdown both of equity and risk-weighted assets is taken into consideration.

The Asset/Liability Management unit incorporates these metrics into its decision-making process, in order to match the relevant Group entity’s risk profile to the framework derived from the limits structure authorized by the Executive Committee for these metrics. Our active management of foreign exchange exposure allowed us to maintain our risk level within the limits established for 2008, despite market volatility. The average hedging level of the book value of the Group’s holdings in foreign currency was close to 50%. As in previous years, hedging of earnings in foreign currency also remained high in 2008. The graph below shows the trend seen in average use of exchange rate limits over the year.

As of December 31, 2008, the coverage of structural currency risk exposure stood at 45%. Aggregate exposure to a 1% depreciation in exchange rates relative to the euro stood, as of December, 31, 2008, at €75 million, with the following concentration: 63% in the Mexican peso and 33% in other South American currencies.

Structural Equity Price Risk

Our exposure to structural equity price risk derives mainly from our investments in industrial and financial companies with medium- to long-term investment horizons. It is reduced by the net short positions we hold in derivative instruments on the same underlyings in order to limit the sensitivity of the portfolio to possible decreases in prices. As of December 31, 2008 the aggregate sensitivity of our equity positions to a 1% fall in the price of the shares amounted to €78 million, 52% of which is concentrated in highly liquid equities of European Union companies. This figure is determined by considering the exposure on shares measured at market price or, in the absence thereof, at fair value, including the net positions in equity swaps and options on the same underlying in delta equivalent terms. Treasury Area portfolio positions are not included in the calculation.

The Risk Department measures and effectively monitors the structural equity price risk. To this end, it estimates the sensitivity figures and the capital required to cover the possible unexpected losses arising from fluctuations in the value of the companies in the investment portfolio, with a confidence interval equal to the entity’s target rating, taking into account the liquidity of the positions and the statistical behavior of the assets under consideration. These measurements are supplemented by periodic stress- and back-testing and scenario analyses.

Credit Risk Management

Maximum exposure to credit risk

For the financial assets recognized on the consolidated balance sheet, credit risk exposure is equivalent to these assets’ carrying amounts. The maximum exposure to credit risk on financial guarantees extended is the maximum that BBVA is liable for if these guarantees are called in.

The Group’s maximum credit exposure as of December 31, 2008, 2007 and 2006, without recognizing the availability of collateral or other credit enhancements, is broken down by sector in the table below:

	Year Ended December 31,
	2008	2007	2006
	(In millions of euros)

Financial assets held for trading	67,502	53,156	41,842
Debt securities	26,556	38,392	30,426
Public sector	20,778	27,960	20,939
Credit institutions	2,825	6,020	6,352
Other sectors	2,953	4,412	3,135
Trading derivatives	40,946	14,764	11,416
Other financial assets designated at fair value through profit or loss	516	421	56
Debt securities	516	421	56
Public sector	38	41	40
Credit institutions	24	36	10
Other sectors	454	344	6
Available-for-sale financial assets	39,961	37,252	32,068
Debt securities	39,961	37,252	32,068
Public sector	19,576	17,573	17,964
Credit institutions	13,377	13,419	9,199
Other sectors	7,008	6,260	4,905
Loans and receivables	375,386	344,124	285,421
Loans and advances to credit institutions	33,679	24,392	21,204
Loans and advances to customers	341,321	319,671	264,139
Public Sector	22,502	21,065	21,194
Agriculture	4,109	3,737	3,133
Industry	46,576	39,922	24,731
Real estate and construction	47,682	55,156	41,502
Trade and finance	51,725	36,371	38,910
Loans to individuals	127,890	121,462	103,918
Leases	9,385	9,148	7,692
Other	31,452	32,810	23,059
Debt securities	386	61	78
Public sector	290	(1)	—
Credit institutions	4	1	1
Other sectors	92	61	77
Held-to-maturity investments	5,285	5,589	5,911
Public sector	3,844	4,125	4,440
Credit institutions	800	818	823
Other sectors	641	646	648
Hedging derivatives	3,833	1,050	1,963

Subtotal	492,482	441,592	367,261

Valuation adjustments	942	655	401

Total Balance	493,424	442,247	367,662

Financial guarantees	35,952	65,845	42,281
Other contingent exposures	6,234	5,496	4,995
Drawable by third parties	92,663	101,444	98,226
Public sector	4,221	4,419	3,122
Credit institutions	2,021	2,619	4,356
Other sectors	86,421	94,406	90,748

Total off-balances	134,849	172,785	145,502

Total	628,273	615,032	513,164

Mitigating credit risk: collateral and other credit enhancements

In most instances the maximum credit exposure is mitigated by collateral, credit enhancements and other measures devised to reduce our ultimate credit exposure. Following is a description of the various types of collateral and other credit enhancements for every class of financial instrument:

•	Financial assets held for trading: Guarantees or credit enhancements, which are taken directly from the issuer or counterparty, may be included in the instruments’ contractual clauses to reduce our ultimate credit exposure. For trading derivatives, credit risk is generally minimized via master netting agreements, whereby derivative financial assets and liabilities with the same counterparty can be settled net. Other types of guarantees may also be put in place, depending on the counterparty’s solvency and the nature of the transaction.

•	Other financial assets designated at fair value through profit or loss: Guarantees or credit enhancements, which are taken directly from the issuer or counterparty, may be included in the instruments’ contractual clauses to reduce our ultimate credit exposure.

•	Available-for-sale financial assets: Guarantees or credit enhancements, which are taken directly from the issuer or counterparty, may be implicit to the instrument’s structuring to reduce our ultimate credit exposure.

•	Loans and receivables:

•	Loans and advances to credit institutions: Personal guarantees from the counterparties and, on occasion, an additional guarantee from another credit entity with which a credit derivative has been written to reduce our ultimate credit exposure may be required.

•	Loans and advances to customers: Personal guarantees extended by the counterparties may be required. The collateral received to secure loans and advances to customers include mortgages, cash guarantees and other collateral such as pledged securities. Other kinds of credit enhancements may be put in place such as guarantees and credit derivatives to reduce our ultimate credit exposure

•	Debt securities: Guarantees or credit enhancements, which are taken directly from the issuer or counterparty, may be implicit to the instrument’s structuring.

•	Held-to-maturity investments: Guarantees or credit enhancements, which are taken directly from the issuer or counterparty, may be implicit to the instrument’s structuring.

•	Hedging derivatives: Credit risk is minimized via master netting agreements, whereby derivative financial assets and liabilities with the same counterparty can be settled net. Other types of guarantees may also be put in place, depending on the counterparty’s solvency and the nature of the transaction.

•	Financial guarantees, other contingent exposures and drawable by third parties: Personal guarantees from the counterparties and, on occasion, an additional guarantee from another credit entity with which a credit derivative has been written to reduce our ultimate credit exposure may be required.

Our collateralized credit risk as of December 31, 2008, 2007 and 2006, excluding balances deemed impaired, is broken down in the table below:

	As of December 31,
	2008	2007	2006
	(In millions of euros)

Mortgage loans	125,540	123,998	107,837
Operating assets mortgage loans	3,896	4,381	4,595
Home mortgages	82,613	79,377	67,777
Rest	39,031	40,240	35,465
Secured loans, except mortgage loans	19,982	11,559	8,900
Cash guarantees	250	578	727
Pledging of securities	458	766	972
Rest	19,274	10,215	7,201

Total	145,522	135,557	116,737

In addition, we hold derivatives that carry contractual, legal compensation rights that have effectively reduced credit risk by €29,377 million as of December 31, 2008, by €9,480 million as of December 31, 2007 and by €9,142 million as of December 31, 2006.

As of December 31, 2008, the fair value of all collateral pledged was higher than the value of the underlying assets. Specifically in relation to mortgages, the average amount pending collection on the corresponding loans represented 55% of the fair value of the properties pledged.

Policies and procedures for hedging or mitigating risks, including policy governing the taking of collateral.

BBVA’s policy for hedging or mitigating credit risk is built on its banking model, which in turn is focused on relationship banking. Based on this approach, the taking of guarantees is one of many tools to manage credit risk. Among other things, BBVA also manages credit risk by substantiating counterparty’s repayment ability or the ability of counterparties to generate cash flow to service its obligations.

This philosophy is distilled in a conservative approach to risk taking, to the analysis performed on a transaction’s financial risk, based on the creditor’s ability to settle or generate cash flow satisfy its obligations, to taking guarantees in all generally accepted forms (cash collateral, pledged assets, personal guarantees, covenants or hedges) commensurate with the risk assumed, and lastly, to the recovery risk assumed (asset liquidity).

Credit quality of financial assets that are neither past due nor impaired

We have ratings tools that enable us to rank the credit quality of our operations and customers based on a scoring system and to map these ratings to probability of default (“PD”) scales. To analyze, we have a series of historical databases that house the pertinent information generated internally.

The scoring tools vary by customer segment (companies, corporate clients, SMEs, public authorities, etc). For wholesale portfolios where the number of defaults is very low (sovereigns, corporates, financial entities) the internal ratings models are fleshed out by benchmarking the statistics maintained by the external rating agencies (Moodys, Standard and Poor’s and Fitch). To this end, each year we compare the PDs compiled by the agencies and allocated to each level of rating of risk, mapping the measurements compiled by the various agencies to our master ratings scale.

We maintain a master ratings scale with a view to facilitating the uniform classification of the Group’s various risky asset portfolios. There are two versions of this scale: a 17-notch abridged scale, which groups outstanding risk into 17 categories and an extended 34-notch scale which represents the heterogeneous nature of our portfolio. The ratings scales also enable us to factor in geographic diversity and the various levels of risk inherent in the various portfolios in our different operating markets.

	Probability of Default (Basic Points)
		Minimum from	Maximum until
Rating	Average	>=	<

AAA	1	0	2
AA+	2	2	3
AA	3	3	4
AA-	4	4	5
A+	5	5	6
A	8	6	9
A-	10	9	11
BBB+1	12	11	14
BBB+2	15	14	17
BBB1	18	17	20
BBB2	22	20	24
BBB-1	27	24	30
BBB-2	34	30	39
BB+1	44	39	50
BB+2	58	50	67
BB1	78	67	90
BB2	102	90	116
BB-1	132	116	150
BB-2	166	150	194
B+1	204	194	226
B+2	250	226	276
B+3	304	276	335
B1	370	335	408
B2	450	408	490
B3	534	490	581
B-1	633	581	689
B-2	750	689	842
B-3	945	842	1061
CCC+	1,191	1,061	1,336
CCC	1,500	1,336	1,684
CCC-	1,890	1,684	2,121
CC+	2,381	2,121	2,673
CC	3,000	2,673	3,367
CC-	3,780	3,367	4,243

The table below outlines the distribution of exposure by internal ratings, which includes companies, financial entities and public institutions (excluding sovereign risk) as of December 31, 2008:

Rating	%

AAA/AA	23.77%
A	26.59%
BBB+	9.23%
BBB	5.76%
BBB-	9.48%
BB+	8.25%
BB	6.16%
BB-	5.91%
B+	3.08%
B	1.44%
B-	0.29%
CCC/CC	0.03%

Total	100.00%

Policies and procedures for preventing excessive concentrations of risk

In order to prevent the build up of excessive concentrations of credit risk at the individual, country and sector levels, we are subject to risk concentration limits at the individual and portfolio levels tied to the various observable variables within the field of credit risk management. The limit on our exposure or share of a customer’s financial business therefore depends on the customer’s credit rating, the nature of the facility, and our presence in a given market, based on the following guidelines:

•	Striking a balance between the customer’s financing needs, broken down by type (trade/financial, short/long-term, etc.), and the degree to which its business is or is not attractive to us. We believe this approach drives a better operational mix that is still compatible with the needs of our clients.

•	Other determining factors relate to national legislation and the ratio between the size of the customer book and bank’s equity, to prevent risk from becoming overly concentrated among few customers. Additional factors taken into consideration include constraints related to market, customer, internal regulation and macroeconomic factors.

•	Correct portfolio management leads to identification of risk concentrations and enables the taking of appropriate action.

Operations with customers or groups that entail an expected loss plus economic capital of over €18 million are required to be approved at the highest level, i.e., by the Risk Committee of the board of directors. As a reference point, this is equivalent in terms of exposure to 10% of eligible equity for an AAA and to 1% for a BB rating, implying oversight of the major individual risk concentrations by the highest-level risk governance bodies as a function of credit ratings.

An additional guideline in terms of oversight of maximum risk concentration up to and at the level of 10% of equity is stringent requirements in terms of in-depth knowledge of the counterparty, including the markets and sectors in which it operates.

Financial assets past due but not impaired

The table below provides disclosure on financial assets past due as of December 31, 2008 but not impaired, by amount of time past due:

	Less Than
	1 Month	1 to 2 Months	2 to 3 Months	Total
		(In millions of euros)

Loans and advances to customers	1,580	534	447	2,561

Impaired assets and impairment losses

The table below breaks down the balance of impaired financial assets and impaired contingent liabilities as of December 31, 2008, 2007 and 2006 by heading:

	As of December 31,
	2008	2007	2006
	(In millions of euros)

IMPAIRED RISKS ON BALANCE
Available-for-sale	188	3	3
Debt securities	188	3	3
Loans and advances	8,540	3,366	2,500
Loans and advances to credit institutions	95	8	8
Loans and advances to customers	8,437	3,358	2,492
Debt securities	8	—	—

	8,728	3,369	2,503

IMPAIRED RISKS OFF BALANCE
Impaired contingent liabilities	131	49	40

TOTAL IMPAIRED RISKS	8,859	3,418	2,543

The changes as of December 31, 2008, 2007 and 2006 in impaired financial assets and contingent liabilities were as follows:

	As of December 31,
	2008	2007	2006
	(In millions of euros)

Balance at the beginning of the year	3,418	2,543	2,389
Additions	11,488	4,606	2,746
Recoveries	(3,668)	(2,418)	(1,830)
Transfers to write-off	(2,198)	(1,497)	(707)
Exchange differences and others	(182)	184	(55)

Balance at the end of the year	8,858	3,418	2,543

The table below details the impaired financial assets considered as of December 31, 2008, classified by geographical location of risk and by age of the oldest past-due amount:

	Impaired Assets of Loans and Advances to Customers
	Amounts Less Than Six	6 to 12	12 to 18	18 to 24	More Than
	Months Past-Due	Months	Months	Months	24 Months	Total
	(In millions of euros)

Spain	2,405	1,904	595	87	975	5,966
Rest of Europe	55	10	6	5	16	92
Latin America	1,112	88	22	7	320	1,549
United States	221	869	—	—	30	1,120
Rest	—	—	—	—	1	1

Total	3,793	2,871	623	99	1,342	8,728

The table below breaks down impaired financial assets by segment, indicating, where appropriate, the type of security taken to ensure collection, as of December 31, 2008, 2007 and 2006:

IMPAIRED RISKS ON BALANCE

	As of December 31,
	2008	2007	2006
	(In millions of euros)

Public sector	102	177	216
Credit institutions	165	8	8
Collateralized financial assets with other sectors	3,428	809	545
Mortgage	2,487	696	459
Other collateralized financial assets	941	113	86
Non-collateralized financial assets with other sectors	5,033	2,375	1,734

Total	8,728	3,369	2,503

As of December 31, 2008, the provisions for collateralized non-performing loans, at €606 million, reflect the difference between the carrying amount of the non-performing loans and the fair value of the collateral taken.

The table below presents the finance income accrued on impaired financial assets as of December 31, 2008, 2007 and 2006:

	As of December 31,
	2008	2007	2006
	(In millions of euros)

Financial income from impaired assets	1,042	880	1,107

This income is not recognized in the accompanying consolidated income statement due to the existence of doubts as to the collectability of these assets.

The analysis of financial assets that are individually determined to be impaired as at the relevant reporting date, including the factors the entity considered in determining that they are impaired and a description of collateral held by the entity as security and other credit enhancements, is provided in note 2.2.1.b. to the Consolidated Financial Statements.

The changes during 2008, 2007 and 2006 of the transfers to write-offs (financial impairment assets removed from the balance sheet because the recovery was considered remote) were as follows:

	As of December 31,
	2008	2007	2006
	(In millions of euros)

Balance at beginning of year	5,622	6,120	6,187
Increase:
Assets of remote collectability	1,700	1,895	472
Products overdue not collected	276	217	167
Decrease:
Cash recovery	(199)	(237)	(463)
Foreclosed assets	(13)	(5)	(5)
Other causes	(355)	(2,455)	(129)
Net exchange differences	(159)	87	(109)

Balance at the end of year	6,872	5,622	6,120

Decreases by other causes shown in the table above include sales to non Group third parties of the portfolio of write-offs during the current year, which are described in the following table:

SALES TO THIRD PARTIES

	As of December 31,
	2008	2007
	(In millions of euros)

Bancomer	249	1,338
BBVA, S.A.	12	968

Total	261	2,306

Gains for sales to third parties	3	26

The Group’s non-performing loan (“NPL”) ratios as of December 31, 2008, 2007 and 2006 were:

	2008	2007	2006

NPL ratio	2.12	0.89	0.83

The breakdown of impairment losses by type of instrument registered in profit and loss and recoveries of written-off assets realized as of December 31, 2008, 2007 and 2006 is provided in Note 47 to the Consolidated

Financial Statements “Impairment on financial assets (net)”. The changes in the accumulated impairment losses for the years 2008, 2007 and 2006 on the financial assets were as follow:

	As of December 31,
	2008	2007	2006
	(In millions of euros)

Balance at beginning of year	7,194	6,504	5,729
Increase in impairment losses charged to income	4,590	2,462	2,113
Decrease in impairment losses credited to income	(1,457)	(333)	(470)
Acquisition of subsidiaries in the year	1	276	91
Disposal of subsidiaries in the year	(4)	(26)	(22)
Transfers to written-off loans	(1,951)	(1,297)	(563)
Exchange differences and other	(662)	(392)	(374)

Balance at end of year	7,711	7,194	6,504

Of which:
For impaired portfolio	3,480	1,999	2,083
For current portfolio non impaired	4,231	5,195	4,421

Renegotiated financial assets

As of December 31, 2008 the carrying amount of unimpaired financial assets which could have been impaired had the conditions thereof not been renegotiated amounted to €6,565 million (1.78% of credit investment).

Exposure to subprime credit risk

Given the lack of an agreed definition of “subprime” in use across the market, we consider “subprime credit risk” to be the risk incidental to all those financial instruments of which the direct or indirect end borrower merits a credit FICO® score (a credit score based on a statistical analysis of each person’s credit profile, which is used to represent the creditworthiness of that person) of less than 640 points.

The application across the BBVA group of prudent risk policies has resulted in very limited exposure to subprime credit risks with respect to mortgage loans, mortgage backed securities and other securitized financial instruments originated the United States.

We do not market products specifically to the subprime segment. However, the financial crisis that began in the United States in 2007, and the consequent decline in economic conditions and in the ability to pay of certain borrowers, has implied a downgrade in the respective credit FICO® score of these borrowers. It is important to note, however, that the classification of a financial instrument as a subprime credit risk does not necessarily signify that such financial instrument is either past due or impaired or that we have not assigned such financial instrument a “high” or “very high” estimate of recoverability.

As of December 31, 2008, mortgage loans originated in the United States to customers whose creditworthiness had dropped below the “subprime” level as defined above totaled €498 million (0.15% of our total customer credit risk). Of this amount, only €42 million was past due or impaired.

In addition, as of December 31, 2008, indirect exposure through credit instruments tied to an underlying subprime risk totaled €21 million (Note 8 to the Consolidated Financial Statements), of which 75% carried high ratings from the rating agencies widely recognized in the marketplace.

Liquidity risk

The aim of liquidity risk management and control is to ensure that the payment commitments can be met as due without having to resort to borrowing funds under onerous conditions, or damaging the image and reputation of the institution.

The Group’s liquidity risk is monitored using a dual approach: (i) the short-term approach (90-day time horizon), which focuses basically on the management of payments and collections of the Treasury and Markets department and ascertains the Bank’s possible liquidity requirements; and (ii) the structural, medium- and long-term approach, which focuses on the financial management of the balance sheet as a whole, with a minimum monitoring time frame of one year.

The assessment of asset liquidity risk is based on whether or not such assets are eligible for rediscounting before the corresponding central bank. For normal situations, both in the short and medium term, those assets that are on the eligible list published by the ECB or the corresponding monetary authority are considered to be liquid. Non-eligible assets, quoted or non-quoted, are considered to represent a second line of liquidity for the entity when analyzing crisis situations.

The Risk Department performs a control function and is totally independent of the management areas of each of the approaches and of the Group’s various units. Each of the risk departments, which are independent from each other, complies with the corporative principles of liquidity risk control that are established by the Market Risk Central Unit (“UCRAM”) — Structural Risks.

For each entity, the management areas request an outline of the quantitative and qualitative limits and alerts for short-medium- and long-term liquidity risk, which is authorized by the Standing Committee. Also, the risk department performs periodic (daily and monthly) risk exposure measurements, develops the related valuation tools and models, conducts periodic stress tests, measures the degree of concentration on interbank counterparties, prepares the policies and procedures manual, and monitors the authorised limits and alerts, which are reviewed at least one time every year.

The liquidity risk data are sent periodically to the Group’s ALCO and to the management areas involved. As established in the Contingency Plan, the Technical Liquidity Group (“TLG”), in the event of an alert of a possible crisis, conducts an initial analysis of the Bank’s short- and long-term liquidity situation. The TLG comprises personnel from the Short-Term Cash Desk, Financial Management and the Market Area Risk Unit (UCRAM-Structural Risk). If the alert is serious, the TLG reports the matter to the Liquidity Committee, which is composed of the managers of the related areas. The Liquidity Committee is responsible, in situations requiring urgent attention, for calling a meeting of the Crisis Committee chaired by the CEO.

In the wake of the exceptional circumstances unfolding in the international financial markets, notably from the second half of 2008, the European governments committed to taking the opportune measures to try to resolve the issues confronting bank funding and the ramifications of constrained funding on the real economy with a view to safeguarding the stability of the international financial system. The overriding goals underpinning these measures were to ensure sufficient liquidity to enable financial institutions to function correctly, to facilitate the funding of banks, to provide financial institutions with additional capital resources where needed so as to continue to ensure the proper financing of the economy, to ensure that applicable accounting standards are sufficiently flexible to take into consideration current exceptional market circumstances and to reinforce and improve cooperation among European nations.

Risk Concentrations

The table below depicts the Group’s financial instruments by classes and geographic markets, disregarding valuation adjustments, as of December 31, 2008:

		Europe		Latin
Risks on Balance	Spain	Except Spain	USA	America	Rest	Total
	(in millions of euros)

Financial assets held for trading	20,489	30,251	4,566	16,120	1,873	73,299
Debt securities	7,799	5,926	652	11,563	616	26,556
Equity instruments	2,332	1,376	80	1,071	938	5,797
Derivatives	10,358	22,949	3,834	3,486	319	40,946
Other financial assets designated at fair value through profit or loss	245	24	442	1,042	1	1,754
Debt securities	63	—	441	12	—	516
Equity instruments	182	24	1	1,030	1	1,238
Available-for-sale portfolio	15,233	10,460	9,633	8,449	2,999	46,774
Debt securities	11,811	9,970	8,889	8,368	924	39,962
Equity instruments	3,422	490	744	81	2,075	6,812
Loans and receivables	215,030	44,394	38,268	69,534	8,162	375,388
Loans and advances to credit institutions	6,556	15,848	2,479	7,466	1,330	33,679
Loans and advances to customers	208,474	28,546	35,498	61,978	6,826	341,322
Debt securities	—	—	291	90	6	387
Held-to-maturity investments	2,396	2,889	—	—	—	5,285
Hedging derivatives	439	2,789	270	309	26	3,833

Total	253,832	90,807	53,179	95,454	13,061	506,333

		Europe		Latin
Risks Off-Balance	Spain	Except Spain	USA	America	Rest	Total

Financial guarantees	16,843	8,969	3,456	4,721	1,963	35,952
Other contingent exposures	45,039	22,366	16,194	13,559	1,739	98,897

Total	61,882	31,335	19,650	18,280	3,702	134,849

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2008, BBVA, under the supervision and with the participation of BBVA’s management, including our Chairman and Chief Executive Officer, President and Chief Operating Officer and Chief Accounting Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon that evaluation, BBVA’s Chairman and Chief Executive Officer, President and Chief Operating Officer and Chief Accounting Officer concluded that BBVA’s disclosure controls and procedures are effective to ensure that information relating to BBVA, including its consolidated subsidiaries, required to be disclosed in reports that it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the management, including principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

In 2008 Compass has been integrated in the Internal Control Model of the Group.

Under the supervision and with the participation of BBVA’s management, including our Chairman and Chief Executive Officer, President and Chief Operating Officer and Chief Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2008, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2008 has been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the internal control over financial reporting of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group” — Note 3) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Group and our report dated April 2, 2009 expressed an unqualified opinion on those consolidated financial statements and included two explanatory paragraphs stating 1) that the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) and that the information relating to the nature and effect of such differences is presented in Note 58 to the consolidated financial statements of the Group and 2) during 2008 the Bank of Spain issued Circular 6/2008 which modified the presentation format of financial statements models and this reason, the consolidated financial statements for 2007 and 2006 have been restated to conform to the new presentation formats required by the Bank of Spain, the changes do not impact the consolidated stockholders’ equity or consolidated income for such years and that the information relating to the modification of the financial statements formats is included in Note 1.3 to the consolidated financial statements of the Group.

/s/  DELOITTE, S.L.

Madrid — Spain
April 2, 2009

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

BBVA’s Code of Ethics and Conduct applies to its chief executive officer, chief financial officer and chief accounting officer. This code establishes the principles that guide these officers’ respective actions: ethical conduct, professional standards and confidentiality. It also establishes the limitations and defines the conflicts of interest arising from their status as senior executives. We have not waived compliance with, nor made any amendment to, the Code of Ethics and Conduct in 2008. BBVA’s Code of Ethics and Conduct can be found on its website at www.bbva.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L., by type of service rendered for the periods indicated.

	Year Ended December 31,
Services Rendered	2008	2007
	(In millions of euros)

Audit Fees(1)	4.3	4.3
Audit-Related Fees(2)	3.0	3.6
Tax Fees(3)	0.1	0.2
All Other Fees(4)	0.3	0.3

Total	7.7	8.4

(1)	Aggregate fees billed for each of the last two fiscal years for professional services rendered by Deloitte, S.L. for the audit of BBVA’s annual financial statements or services that are normally provided by Deloitte, S.L. in connection with statutory and regulatory filings or engagements for those fiscal years. Total audit fees billed by Deloitte, S.L. and its worldwide affiliates, were €12.2 million and €10.6 million in 2008 and 2007, respectively.

(2)	Aggregate fees billed in each of the last two fiscal years for assurance and related services by Deloitte, S.L. that are reasonably related to the performance of the audit or review of BBVA’s financial statements and are not reported under (1) above.

(3)	Aggregate fees billed in each of the last two fiscal years for professional services rendered by Deloitte, S.L. for tax compliance, tax advice, and tax planning.

(4)	Aggregate fees billed in each of the last two fiscal years for products and services provided by Deloitte, S.L. other than the services reported in (1), (2) and (3) above. Services in this category consisted primarily of employee education courses and verification of the security of information systems.

The Audit and Compliance Committee’s Pre-Approval Policies and Procedures

In order to assist in ensuring the independence of our external auditor, the regulations of our Audit and Compliance Committee provides that our external auditor is generally prohibited from providing us with non-audit services, other than under the specific circumstance described below. For this reason, our Audit and Compliance Committee has developed a pre-approval policy regarding the contracting of BBVA’s external auditor, or any affiliate of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit services provided to BBVA or any of its subsidiaries reflected in agreements dated on or after May 6, 2003.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				Maximum Number (or
	Total		Total Number of	Approximate Dollar
	Number of		Shares (or Units)	Value) of Shares
	Ordinary	Average Price	Purchased as Part of	(or Units) that May Yet
	Shares	Paid per Share	Publicly Announced	Be Purchased Under
Period of Fiscal Year	Purchased	(or Unit)	Plans or Programs	the Plans or Programs

January 1 to January 31	173,910,763	€14.72	—	—
February 1 to February 28	60,805,115	€13.87	—	—
March 1 to March 31	43,534,121	€13.42	—	—
April 1 to April 30	157,316,121	€14.12	—	—
May 1 to May 31	34,411,789	€14.82	—	—
June 1 to June 30	65,915,639	€13.24	—	—
July 1 to July 31	172,958,729	€11.82	—	—
August 1 to August 31	33,221,470	€11.46	—	—
September 1 to September 30	59,864,237	€11.33	—	—
October 1 to October 31	211,522,561	€10.13	—	—
November 1 to November 30	64,213,475	€8.44	—	—
December 1 to December 31	41,268,835	€8.58	—	—
Total	1,118,942,855		—	—

During 2008, we sold a total of 1,073,239,664 shares for an average price of €12.52 per share.

ITEM 16G.	CORPORATE GOVERNANCE

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

As described above under “Conditions of Directorship”, BBVA considers directors to be independent when:

Independent directors are external directors appointed for their personal and professional background who can pursue their duties without being constrained by their relations with the Company, its significant shareholders or its executives.

Independent directors may not:

a) Have been employees or executive directors in Group companies, unless three or five years, respectively, have passed since they ceased to be so.

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

“Business relationships” shall mean relationships as provider of goods and/or services, including financial, advisory and/or consultancy services.

f) Be significant shareholders, executive directors or senior managers of any organization that receives or has received significant donations from the Company or its Group during the last three years.

Those who are merely trustees on a foundation receiving donations shall not be ineligible under this section.

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

According to the latest recommendations on corporate governance, the board has established a limit on how long a director may remain independent. Directors may not remain on the board as independent directors after having sat on it as such for more than 12 consecutive years.

Our board of directors has a large of non-executive directors and ten out of the 13 members of our board are independent under the definition of independence described above. In addition, our Audit and Compliance Committee is composed exclusively of independent directors and the committee chairman is required to have experience in financial management and an understanding of the standards and accounting procedures required by the governmental authorities that regulate the banking sector. In accordance with the non-binding recommendation, our board of directors has created an Appointments and Compensation Committee which is composed exclusively of independent directors.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as a part of this Annual Report.

ITEM 19.	EXHIBITS

Exhibit
Number	Description

1.1	Amended and Restated Bylaws (Estatutos) of the Registrant*.
4.1	Plan of Merger between Banco Bilbao Vizcaya, S.A. and Argentaria, Caja Postal y Banco Hipotecario, S.A.**
4.2	Master Agreement of Strategic Alliance between Telefónica and BBVA, together with an English translation.***
4.3	Transaction Agreement by and between Banco Bilbao Vizcaya Argentaria, S.A. and Compass Bancshares, Inc. dated as of February 16, 2007.****
8.1	Consolidated Companies Composing Registrant (see Appendix I to XI to our Consolidated Financial Statements included herein).
12.1	Section 302 Chairman and Chief Executive Officer Certification.
12.2	Section 302 President and Chief Operating Officer Certification.
12.3	Section 302 Chief Accounting Officer Certification.
13.1	Section 906 Certification.
15.1	Consent of Independent Registered Public Accounting Firm

*	Incorporated by reference to BBVA’s Registration Statement on Form F-3 (File No. 333-144784) filed with the Securities and Exchange Commission July 18, 2008.

**	Incorporated by reference to BBVA’s Registration Statement on Form F-4 (File No. 333-11090) filed with the Securities and Exchange Commission on November 4, 1999.

***	Incorporated by reference to BBVA’s 1999 Annual Report on Form 20-F.

****	Incorporated by reference to BBVA’s 2006 Annual Report on Form 20-F.

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

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ JAVIER MALAGON NAVAS
Name:     JAVIER MALAGON NAVAS

Title:	Chief Accounting Officer

Date: April 2, 2009

37.	Transactions for the account of third parties	F-127
38.	Interest income and expense and similar items	F-128
39.	Dividend income	F-131
40.	Share of profit or loss of entities accounted for using the equity method	F-131
41.	Fee and commission income	F-132
42.	Fee and commission expenses	F-132
43.	Net gains (losses) on financial assets and liabilities	F-132
44.	Other operating income and expenses	F-133
45.	Administration costs	F-134
46.	Provisions (net)	F-137
47.	Impairment on financial assets (net)	F-137
48.	Impairment on other assets (net)	F-137
49.	Gains (losses) in written of assets not classified as non-current assets held for sale	F-138
50.	Gains and losses in non-current assets held for sale not classified as discontinued operations	F-138
51.	Consolidated statement of cash flows	F-138
52.	Accountants fees and services	F-139
53.	Related party transactions	F-140
54.	Remuneration of the Bank’s directors and senior management	F-141
55.	Detail of the Director’s holdings in companies with similar business activities	F-144
56.	Other information	F-145
57.	Subsequent events	F-146
58.	Differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and United States generally accepted accounting principles and other required disclosures	F-146

APPENDIX

I.	Financial statements of Banco Bilbao Vizcaya Argentaria, S.A.	I-1
II.	Additional information on consolidated subsidiaries composing the BBVA Group	II-1
III.	BBVA Group’s securitization funds	III-1
IV.	Additional information on jointly controlled companies proportionately consolidated in the BBVA Group	IV-1
V.	Additional information on investments and jointly controlled companies accounted for using the equity method in the BBVA Group	V-1
VI.	Changes and notification of investments in the BBVA Group in 2008	VI-1
VII.	Subsidiaries fully consolidated with more than 5% owned by non-Group shareholders	VII-1
VIII.	Reconciliation of the consolidated financial statements of the year 2008, 2007 and 2006 elaborated in accordance with the models of Circular 6/2008 of the Bank of Spain with respect to those elaborated in accordance with Bank of Spain Circular 4/2004	VIII-1
IX.	Detail of the most significant issuances, repurchases or refunds of debt instruments issued by the bank or entities of the Group as of December, 31 2008, 2007 and 2006	IX-1
X.	Consolidated income statements of first half of 2008 and 2007 and second half of 2008 and 2007	X-1
XI.	GLOSSARY	XI-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the accompanying consolidated balance sheets of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group” — Note 3) as of December 31, 2008, 2007 and 2006, and the related consolidated statements of income, recognized income and expense, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group as of December 31, 2008, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 (see Note 1.2).

EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 58 to the consolidated financial statements.

As discussed in Note 1.3 to the consolidated financial statements, during 2008 the Bank of Spain issued Circular 6/2008 which modified the presentation format of financial statements models. For this reason, the consolidated financial statements for 2007 and 2006 have been restated to conform to the new presentation formats required by the Bank of Spain and such changes do not impact the consolidated stockholders’ equity or consolidated income for such years.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 2, 2009 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/  DELOITTE, S.L.
Madrid – Spain
April 2, 2009

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO
BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008, 2007 AND 2006 (Notes 1 to 5)

	2008	2007(*)	2006(*)
	Millions of euros

ASSETS
CASH AND BALANCES WITH CENTRAL BANKS (Note 9)	14,659	22,581	12,515
FINANCIAL ASSETS HELD FOR TRADING (Note 10)	73,299	62,336	51,791
Loans and advances to credit institutions	—	—	—
Loans and advances to customers	—	—	—
Debt securities	26,556	38,392	30,426
Other equity instruments	5,797	9,180	9,949
Trading derivatives	40,946	14,764	11,416
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (Note 11)	1,754	1,167	977
Loans and advances to credit institutions	—	—	—
Loans and advances to customers	—	—	—
Debt securities	516	421	56
Other equity instruments	1,238	746	921
AVAILABLE-FOR-SALE FINANCIAL ASSETS (Note 12)	47,780	48,432	42,256
Debt securities	39,831	37,336	32,219
Other equity instruments	7,949	11,096	10,037
LOANS AND RECEIVABLES (Note 13)	369,494	337,765	279,658
Loans and advances to credit institutions	33,856	24,527	21,264
Loans and advances to customers	335,260	313,178	258,317
Debt securities	378	60	77
HELD-TO-MATURITY INVESTMENTS (Note 14)	5,282	5,584	5,906
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—	—
HEDGING DERIVATIVES (Note 15)	3,833	1,050	1,963
NON-CURRENT ASSETS HELD FOR SALE (Note 16)	444	240	186
INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD (Note 17)	1,467	1,542	889
Associates	894	846	206
Jointly controlled entities	573	696	683
INSURANCE CONTRACTS LINKED TO PENSIONS	—	—	—
REINSURANCE ASSETS (Note 18)	29	43	32
TANGIBLE ASSETS (Note 19)	6,908	5,238	4,527
Property, plants and equipment	5,174	5,156	4,466
Own use	4,442	4,437	3,816
Other assets leased out under an operating lease	732	719	650
Investment properties	1,734	82	61
INTANGIBLE ASSETS (Note 20)	8,439	8,244	3,269
Goodwill	7,659	7,436	2,973
Other intangible assets	780	808	296
TAX ASSETS (Note 32)	6,484	5,207	5,340
Current	1,266	682	449
Deferred	5,218	4,525	4,891
OTHER ASSETS (Note 21)	2,778	2,297	2,354
Inventories	1,066	457	470
Other	1,712	1,840	1,884
TOTAL ASSETS	542,650	501,726	411,663

(*)	Balance sheet and balance sheet derived information as of December 31, 2007 and 2006 have been restated as mentioned in Note 1.3 to consolidated financial statements.

The accompanying Notes 1 to 58 and Appendices I to XI are an integral part of the consolidated balance sheet as of December 31, 2008.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008, 2007 AND 2006 (Notes 1 to 5)

	2008	2007(*)	2006(*)
	Millions of euros

LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING (Note 10)	43,009	19,273	14,923
Deposits from central banks	—	—	—
Deposits from credit institutions	—	—	—
Deposits from customers	—	—	—
Debt certificates	—	—	—
Trading derivatives	40,309	17,540	13,218
Short positions	2,700	1,733	1,705
Other financial liabilities	—	—	—
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (Note 11)	1,033	449	582
Deposits from central banks	—	—	—
Deposits from credit institutions	—	—	—
Deposits from customers	—	—	—
Debt certificates	—	—	—
Subordinated liabilities	—	—	—
Other financial liabilities	1,033	449	582
FINANCIAL LIABILITIES AT AMORTISED COST (Note 22)	450,605	431,856	351,405
Deposits from central banks	16,844	27,326	15,238
Deposits from credit institutions	49,961	60,772	42,567
Deposits from customers	255,236	219,610	186,749
Debt certificates	104,157	102,247	86,482
Subordinated liabilities	16,987	15,662	13,597
Other financial liabilities	7,420	6,239	6,772
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—	—
HEDGING DERIVATIVES (Note 15)	1,226	1,807	2,280
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE (Note 16)	—	—	—

LIABILITIES UNDER INSURANCE CONTRACTS (Note 23)	6,571	6,867	6,908
PROVISIONS (Note 24)	8,678	8,342	8,649
Provisions for pensions and similar obligations	6,359	5,967	6,358
Provisions for taxes	263	225	232
Provisions for contingent exposures and commitments	421	546	502
Other provisions	1,635	1,604	1,557
TAX LIABILITIES (Note 32)	2,266	2,817	2,369
Current	984	582	622
Deferred	1,282	2,235	1,747
OTHER LIABILITIES (Note 21)	2,557	2,372	2,229
TOTAL LIABILITIES	515,945	473,783	389,345

(*) Balance sheet and balance sheet derived information as of December 31, 2007 and 2006 have been restated as mentioned in Note 1.3 to consolidated financial statements.

	2008	2007(*)	2006(*)
	Millions of euros

STOCKHOLDERS’ FUNDS	26,586	24,811	18,209
Capital (Note 27)	1,837	1,837	1,740
Issued	1,837	1,837	1,740
Unpaid and uncalled(-)	—	—	—
Share premium (Note 28)	12,770	12,770	9,579
Reserves (Note 29)	9,410	6,060	3,629
Accumulated reserves (losses)	8,801	5,609	3,268
Reserves (losses) of entities accounted for using the equity method	609	451	361
Other equity instruments	89	68	35
Equity component of compound financial instruments	—	—	—
Other	89	68	35
Less: Treasury shares (Note 30)	(720)	(389)	(147)
Income attributed to the Group	5,020	6,126	4,736
Less: Dividends and remuneration	(1,820)	(1,661)	(1,363)
VALUATION ADJUSTMENTS	(930)	2,252	3,341
Available-for-sale financial assets (Note 12)	931	3,546	3,323
Cash flow heges	207	(50)	17
Hedges of net investment in a foreign operations	247	297	(5)
Exchange differences	(2,231)	(1,588)	(27)
Non-current assets helf for sale	—	—	—
Entities accounted for using the equity method	(84)	47	33
Other valuation adjustments	—	—	—
MINORITY INTERESTS (Note 26)	1,049	880	768
Valuation adjustments	(175)	(118)	8
Other	1,224	998	760
TOTAL STOCKHOLDERS’ EQUITY	26,705	27,943	22,318
TOTAL LIABILITIES AND EQUITY	542,650	501,726	411,663

	Millions of euros
	2008	2007(*)	2006(*)

CONTINGENT EXPOSURES (Note 33)	35,952	36,859	29,986
CONTINGENT COMMITMENTS (Note 33)	98,897	106,940	103,221

(*)	Balance sheet and balance sheet derived information as of December 31, 2007 and 2006 have been restated as mentioned in Note 1.3 to consolidated financial statements.

The accompanying Notes 1 to 58 and Appendices I to XI are an integral part of the consolidated balance sheet as of December 31, 2008.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (Notes 1 to 5)

	2008	2007(*)	2006(*)
	Millions of euros

INTEREST AND SIMILAR INCOME (Note 38)	30,404	26,176	20,042
INTEREST EXPENSE AND SIMILAR CHARGES (Note 38)	(18,718)	(16,548)	(11,904)
NET INTEREST INCOME	11,686	9,628	8,138
DIVIDEND INCOME (Note 39)	447	348	380
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD (Note 40)	293	241	308
FEE AND COMMISSION INCOME (Note 41)	5,539	5,603	5,133
FEE AND COMMISSION EXPENSES (Note 42)	(1,012)	(1,043)	(943)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES (Note 43)	1,328	1,545	1,261
Held for trading	265	709	829
Other financial instruments at fair value through profit or loss	(17)	43	62
Other financial instruments not at fair value through profit or loss	1,080	793	370
Other	—	—	—
NET EXCHANGE DIFFERENCES	231	411	376
OTHER OPERATING INCOME (Note 44)	3,559	3,589	3,413
Income on insurance and reinsurance contracts	2,512	2,605	2,736
Financial income from non-financial services	485	655	460
Rest of other operating income	562	329	217
OTHER OPERATING EXPENSES (Note 44)	(3,093)	(3,051)	(2,923)
Expenses on insurance and reinsurance contracts	(1,896)	(2,052)	(2,209)
Changes in inventories	(403)	(467)	(329)
Rest of other operating expenses	(794)	(532)	(385)
GROSS INCOME	18,978	17,271	15,143
ADMINISTRATION COSTS (Note 45)	(7,756)	(7,253)	(6,330)
Personnel expenses	(4,716)	(4,335)	(3,989)
General and administrative expenses	(3,040)	(2,918)	(2,342)
DEPRECIATION AND AMORTIZATION	(699)	(577)	(472)
PROVISIONS (NET) (Note 46)	(1,431)	(235)	(1,338)
IMPAIRMENT ON FINANCIAL ASSETS (NET) (Note 47)	(2,941)	(1,903)	(1,457)
Loans and receivables (Note 13)	(2,797)	(1,902)	(1,477)
Other financial instruments not at fair value through profit or loss	(144)	(1)	20
NET OPERATING INCOME	6,151	7,303	5,545
IMPAIRMENT ON OTHER ASSETS (NET) (Note 48)	(45)	(13)	(12)
Goodwill and other intangible assets (Note 20)	(1)	(1)	(13)
Other assets	(44)	(12)	1
GAINS (LOSSES) IN WRITTEN OFF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE (Note 49)	72	13	956
NEGATIVE GOODWILL	—	—	—

(*) Income statement and income statement derived information for the years 2007 and 2006 have been restated as mentioned in Note 1.3 to consolidated financial statements.

	2008	2007(*)	2006(*)
	Millions of euros

GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS (Note 50)	748	1,191	541
INCOME BEFORE TAX	6,926	8,494	7,030
INCOME TAX (Note 32)	(1,541)	(2,079)	(2,059)
INCOME FROM ORDINARY ACTIVITIES	5,385	6,415	4,971
INCOME FROM DISCONTINUED OPERATIONS (NET)	—	—	—
NET INCOME	5,385	6,415	4,971
Net Income attributed to parent company	5,020	6,126	4,736
Profit or loss attributable to minority interest (Note 26)	365	289	235

	2008	2007(*)	2006(*)
	Units of euros

EARNINGS PER SHARE FOR CONTINUING OPERATIONS (Note 5)
Basic earnings per share	1.35	1.70	1.39
Diluted earnings per share	1.35	1.70	1.39

(*)	Income statement and income statement derived information for the years 2007 and 2006 have been restated as mentioned in Note 1.3 to consolidated financial statements.

The accompanying Notes 1 to 58 and Appendices I to XI are an integral part of the consolidated income statement for the year ended December 31, 2008.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE/
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008,
2007 AND 2006 (Notes 1 to 5)

	2008	2007(*)	2006(*)
	Millions of euros

NET INCOME RECOGNISED DIRECTLY IN EQUITY	5,385	6,415	4,971
OTHER RECOGNIZED INCOME (EXPENSES)	(3,237)	(1,092)	46
Available-for-sale financial assets	(3,787)	320	143
Revaluation gains/losses	(2,065)	1,857	1,264
Amounts removed to income statement	(1,722)	(1,537)	(1,121)
Reclassifications	—	—	—
Cash flow hedges	361	(94)	183
Revaluation gains/losses	373	(81)	183
Amounts removed to income statement	(12)	(13)	—
Amounts removed to the initial carrying amount of the hedged items	—	—	—
Reclassifications	—	—	—
Hedges of net investment in foreign operations	(50)	507	676
Revaluation gains/losses	(50)	507	676
Amounts removed to income statement	—	—	—
Reclassifications	—	—	—
Exchange differences	(660)	(2,311)	(1,328)
Translation gains/losses	(678)	(2,311)	(1,328)
Amounts removed to income statement	17	—	—
Reclassifications	—	—	—
Non-current assets held for sale	—	—	—
Revaluation gains	—	—	—
Amounts removed to income statement	—	—	—
Reclassifications	—	—	—
Actuarial gains and losses in post-employment plans	—	—	—
Entities accounted for using the equity method	(144)	18	29
Valuation gains/losses	(144)	18	29
Amounts removed to income statement	—	—	—
Reclassifications	—	—	—
Rest of recognized income and expenses	—	—	—
Income tax	1,044	468	343
TOTAL RECOGNIZED INCOME/EXPENSES	2,148	5,323	5,017
Attributed to the parent company	1,838	5,038	4,782
Attributed to minority interest	310	285	235

(*)	Changes in equity and stockholders’ equity derived information for the years 2007 and 2006 have been restated as mentioned in Note 1.3 to consolidated financial statements.

The accompanying Notes 1 to 58 and Appendices I to XI are an integral part of the consolidated statement of recognized income and expense for the year ended December 31, 2008.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE/
CONSOLIDATED CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008,
2007 AND 2006 (Notes 1 to 5)

	Total equity attributed to the parent company
	Stockholders’ funds
			Reserves
				Reserves
				(Losses
				From			Profit For	Less:
				Entities		Less:	The Year	Dividends
	Share		Reserves	Accounted For	Other	Treasury	Attributed	And	Total			Minority	Total
	Capital	Share	(Accumulated	Equity	Equity	Shares	to Parent	Remune-	Stockholders	Valuation		Interest	Stockholders’
	(Note 27)	Premium	Losses)	Method)	Instruments	(Note 30)	Company	Rations	Funds	Adjustments	Total	(Note 26)	Equity(*)
	Millions of euros

Balances at January 1, 2008	1,837	12,770	5,609	451	68	389	6,126	1,661	24,811	2,252	27,063	880	27,943
Effects of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1,837	12,770	5,609	451	68	389	6,126	1,661	24,811	2,252	27,063	880	27,943
Total income/expense recognized	—	—	—	—	—	—	5,020	—	5,020	(3,182)	1,838	310	2,148
Other changes in equity	—	—	3,192	158	21	331	(6,126)	159	(3,244)	—	(3,244)	(142)	(3,388)
Increased of capital	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	21	—	—	—	21	—	—	—	21
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	1,002	(1,820)	2,822	—	2,822	142	2,964
Transactions including treasury shares and other equity instruments (net)	—	—	(172)	—	—	331	—	—	(503)	—	(503)	—	(503)
Transfers between total equity entries	—	—	3,431	33	—	—	(5,125)	(1,661)	—	—	—	—	—
Increase/Reduction in business combinations	—	—	9	—	—	—	—	—	9	—	9	—	9
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Rest of increase/reductions in total equity	—	—	(75)	125	—	—	—	—	49	—	49	—	49

Balances as of December 31, 2008	1,837	12,770	8,801	609	89	720	5,020	1,820	26,586	(930)	25,656	1,049	26,705

Balances at January 1, 2007	1,740	9,579	3,268	361	35	147	4,736	1,363	18,209	3,341	21,550	768	22,318
Effects of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1,740	9,579	3,268	361	35	147	4,736	1,363	18,209	3,341	21,550	768	22,318
Total income/expense recognized	—	—	—	—	—	—	6,126	—	6,126	(1,088)	5,038	285	5,323
Other changes in equity	97	3,191	2,341	90	33	242	(4,736)	298	476	(1)	475	(173)	302
Increased of capital	97	3,191	(24)	—	—	—	—	—	3,264	—	3,264	—	3,264
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	848	(1,661)	2,509	—	2,509	108	2,617
Transactions including treasury shares and other equity instruments (net)	—	—	(26)	—	—	242	—	—	(268)	—	(268)	—	(268)
Transfers between total equity entries	—	—	2,435	90	—	—	(3,888)	(1,363)	—	—	—	—	—

(*)	Changes in equity and stockholders’ equity derived information for the years 2007 and 2006 have been restated as mentioned in Note 1.3 to consolidated financial statements.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE/
CONSOLIDATED CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008,
2007 AND 2006 (Notes 1 to 5)

	Total equity attributed to the parent company
	Stockholders’ funds
			Reserves
				Reserves
				(Losses
				From			Profit For	Less:
				Entities		Less:	The Year	Dividends
	Share		Reserves	Accounted For	Other	Treasury	Attributed	And	Total			Minority	Total
	Capital	Share	(Accumulated	Equity	Equity	Shares	to Parent	Remune-	Stockholders	Valuation		Interest	Stockholders’
	(Note 27)	Premium	Losses)	Method)	Instruments	(Note 30)	Company	Rations	Funds	Adjustments	Total	(Note 26)	Equity(*)
	Millions of euros

Increase/Reduction in business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	33	—	—	—	33	—	33	—	33
Rest of increase/reductions in total equity	—	—	(44)	—	—	—	—	—	(44)	(1)	(45)	(65)	(110)

Balances as of December 31, 2007	1,837	12,770	5,609	451	68	389	6,126	1,661	24,811	2,252	27,063	880	27,943

Balances at January 1, 2006	1,662	6,658	2,343	(171)	—	96	3,806	1,166	13,036	3,295	16,331	971	17,302
Effects of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1,662	6,658	2,343	(171)	—	96	3,806	1,166	13,036	3,295	16,331	971	17,302
Total income/expense recognized	—	—	—	—	—	—	4,736	—	4,736	46	4,782	235	5,017
Other changes in equity	78	2,921	925	532	35	51	(3,806)	197	437	—	437	(438)	(1)
Increased of capital	78	2,921	(40)	—	—	—	—	—	2,959	—	2,959	—	2,959
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	629	(1,363)	1,992	—	1,992	104	2,096
Transactions including treasury shares and other equity instruments (net)	—	—	17	—	—	51	—	—	(34)	—	(34)	—	(34)
Transfers between total equity entries	—	—	1,479	532	—	—	(3,177)	(1,166)	—	—	—	—	—
Increase/Reduction in business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	35	—	—	—	35	—	35	—	35
Rest of increase/reductions in total equity	—	—	(531)	—	—	—	—	—	(531)	—	(531)	(334)	(865)

Balances as of December 31, 2006	1,740	9,579	3,268	361	35	147	4,736	1,363	18,209	3,341	21,550	768	22,318

(*)	Changes in equity and stockholders’ equity derived information for the years 2007 and 2006 have been restated as mentioned in Note 1.3 to consolidated financial statements.

The accompanying Notes 1 to 58 and Appendices I to XI are an integral part of the consolidated statement of changes in equity for the year ended December 31, 2008.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (Notes 1 to 5)

	2008	2007(*)	2006(*)
	Millions of euros

CASH FLOW FROM OPERATING ACTIVITIES(1)	(1,992)	17,290	2,222
Consolidated profit for the year	5,385	6,415	4,971
Adjustments to obtain the cash flow from operating activities:	(1,112)	828	1,522
Depreciation and amortization	699	577	472
Other adjustments	(1,811)	251	1,050
Net increase/decrease in operating assets	45,714	74,226	19,468
Financial assets held for trading	10,964	10,545	7,779
Other financial assets designated at fair value through profit or loss	588	190	(444)
Available-for-sale financial assets	(800)	5,827	(18,357)
Loans and receivables	30,866	58,352	33,334
Other operating assets	4,096	(688)	(2,844)
Net increase/decrease in operating liabilities	37,908	82,192	13,138
Financial liabilities held for trading	23,736	4,350	(1,347)
Other financial liabilities designated at fair value through profit or loss	—	(134)	(158)
Financial liabilities measured at amortised cost	20,058	78,385	17,672
Other operating liabilities	(5,886)	(408)	(3,029)
Collection/Payments for income tax	1,541	2,080	2,059
CASH FLOWS FROM INVESTING ACTIVITIES(2)	(2,865)	(7,987)	(2,128)
Investment	4,617	10,948	5,401
Tangible assets	1,199	1,836	1,214
Intangible assets	402	134	253
Investments	672	690	80
Subsidiaries and other business units	1,559	7,082	1,629
Non-current assets held for sale and associated liabilities	515	487	279
Held-to-maturity investments	—	—	1,946
Other payments related to investing activities	270	719	—
Divestments	1,752	2,961	3,273
Tangible assets	168	328	501
Intangible assets	31	146	120
Investments	9	227	825
Subsidiaries and other business units	13	11	934
Non-current assets held for sale and associated liabilities	374	744	370
Held-to-maturity investments	283	321	—
Other collections related to investing activities	874	1,184	523
CASH FLOWS FROM FINANCING ACTIVITIES(3)	(2,271)	1,996	871
Investment	17,807	20,470	9,554
Dividends	2,813	2,424	1,914
Subordinated liabilities	735	1,723	1,760
Amortization of own equity instruments	—	—	—
Acquisition of own equity instruments	14,095	16,182	5,677
Other items relating to financing activities	164	141	203
Divestments	15,536	22,466	10,425
Subordinated liabilities	1,535	3,096	1,846
Issuance of own equity instruments	—	3,263	2,939
Disposal of own equity instruments	13,745	16,041	5,640
Other items relating to financing activities	256	66	—
EFFECT OF EXCHANGE RATE CHANGES(4)	(791)	(1,233)	(785)
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	(7,919)	10,066	180
CASH OR CASH EQUIVALENTS AT BEGINNING OF YEAR	22,561	12,496	12,317
CASH OR CASH EQUIVALENTS AT END OF YEAR	14,642	22,561	12,496
Cash	3,915	2,938	2,756
Balance of cash equivalent in central banks	10,727	19,623	9,713
Other financial assets	—	—	—
Less:bank overdraft refundable on demand	—	—	—
TOTAL CASH OR CASH EQUIVALENTS AT END OF YEAR	14,642	22,561	12,496
Of which:
held by consolidated entities but no available for the Group	—	—	—

(*)	Cash flows and cash flows derived information for the years 2007 and 2006 have been restated as mentioned in Note 1.3 to consolidated financial statements.

The accompanying Notes 1 to 58 and Appendices I to XI are an integral part of the consolidated statement of cash flows for the year ended December 31, 2008.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING
THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

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

As of December 31, 2008 the Group was composed by 357 entities that were fully consolidated, 5 were consolidated by the proportionate method and 72 entities accounted for using the equity method (Notes 3 and 17 and appendix II to VI of the present consolidated financial statements).

The Group’s consolidated financial statements as of December 31, 2007 were approved by the shareholders at the Bank’s Annual General Meeting on March 14, 2008.

The 2008 consolidated financial statements of the Group and the 2008 financial statements of the Bank and of substantially all the Group companies have not yet been approved by their shareholders at the respective Annual General Meetings. However, the Bank’s Board of Directors considers that the aforementioned financial statements will be approved without any changes.

1.2.  BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Group’s consolidated financial statements are presented in accordance with the International Financial Reporting Standards endorsed by the European Union (“IFRS-EU”) applicable at year-end 2008, and additionally considering Bank of Spain Circular 4/2004, of December 22, 2004 (and as amended thereafter). These Circular of the Bank of Spain are the legislation that enacts and adapts the IFRS-EU for Spanish banks.

The BBVA Group’s consolidated financial statements for 2008 were prepared by the Bank’s directors (at the Board Meeting on February 5, 2009) in accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2, so that they present fairly the Group’s equity and financial position in 2008, and the results of its operations, the changes in the consolidated equity and consolidated cash flows arising in the Group during 2008. These consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group (Note 2.2).

All accounting policies and measurement bases with a significant effect on the consolidated financial statements were applied in their preparation.

Due to the fact that the numerical information contained in the annual consolidated financial statements is expressed in million of euros, except in certain cases where it is necessary to lower unit, certain captions that do not present any balance in the financial statements may present balance in euros. In addition, information regarding period-to-period changes is based on numbers not rounded.

1.3.  COMPARATIVE INFORMATION

Aforementioned, the annual consolidated financial statements for the year ended December 31, 2008 were prepared under the financial statements models established in Circular 4/2004 of the Bank of Spain, and its subsequents modifications. Bank of Spain issued Circular 6/2008 of the Bank of Spain, of November 26, 2008, which represents modifications in the presentation format of the consolidated financial statements.

For this reason, the consolidated financial statements for 2007 and 2006 have been modified with respect to those originally prepared by the Group in order to adapt them to the presentation requirements. These changes exclusively affect the presentation format and have no impact whatsoever on the Group’s consolidated equity or profit.

Appendix VIII reconciles the originally issued consolidated financial statements for 2008, 2007 and 2006.

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

In preparing these consolidated financial statements estimates were occasionally made by the Bank and the consolidated companies in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates relate mainly to the following:

1. The impairment losses on certain financial assets (Notes 7, 8, 11, 12, 13 and 16).

2. The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments (Note 25).

3. The useful life of tangible and intangible assets (Notes 19 and 20).

4. The measurement of goodwill arising on consolidation (Notes 17 and 20).

5. The fair value of certain unlisted assets (Note 7, 8, 10, 11, 12 and 15).

Although these estimates were made on the basis of the best information available as of December 31, 2008 on the events analysed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in coming years.

1.5.  ENVIRONMENTAL IMPACT

Given the activities in which the Group companies engage, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, there is no heading on the face of the Group’s 2008 consolidated financial statements that requires disclosure in the environmental report stipulated under the Ministry of Economics Order of October 8, 2001. Further the notes to the accompanying financial statements do not include specific disclosure on environmental matters.

1.6.  DETAIL OF AGENTS OF CREDIT INSTITUTIONS

The detail of BBVA agents required pursuant to Article 22 of Royal Decree 1245/1995 of July 14 of the Ministry of Economy and Finance is disclosed in the BBVA financial statements for the year ended December 31, 2008.

1.7.	REPORT ON THE ACTIVITY OF THE CUSTOMER CARE DEPARTMENT AND THE CUSTOMER OMBUDSMAN

The report on the activity of the Customer Care Department and the Customer Ombudsman required pursuant to Article 17 of Ministry of Economy and Finance Order ECO/734/2004 of March 11 is included in the management report accompanying these consolidated financial statements.

1.8.  CAPITAL MANAGEMENT AND MINIMUM EQUITY REQUIRED

Capital requirements

Bank of Spain Circular 3/2008, of May 22, on the calculation and control of minimum capital requirements, regulates the minimum capital requirements for Spanish credit institutions — both as individual entities and as consolidated groups — and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

This Circular is the final implementation, for credit institutions, of the legislation on capital and consolidated supervision of financial institutions, which was contained in Law 36/2007, of November 16, amending Law 13/1985, of May 25, on the investment ratios, capital and reporting requirements of financial intermediaries, and other financial regulations, which also includes Royal Decree 216/2008, of February 15, on the capital of financial institutions. Bank of Spain Circular 3/2008 also culminates the process of adaptation of Spanish legislation to Directive 2006/48/EC of the European Parliament and of the Council, of June 14, 2006, and Directive 2006/49/EC of the European Parliament and of the Council, of June 14, 2006. The minimum capital requirements for credit institutions and their consolidable groups were thoroughly revised in both Directives, based on the new Capital Accord adopted by the Basel Committee on Banking Supervision (“Basel II”).

The minimum capital requirements established by Bank of Spain Circular 3/2008 are calculated on the basis of the Group’s exposure to credit risk and dilution risk (on the basis of the assets, obligations and other memorandum items that present these risks, depending on their amounts, characteristics, counterparties, guarantees, etc.), to counterparty risk and position and settlement risk in the trading book, to foreign exchange risk (on the basis of the overall net foreign currency position) and to operational risk. Additionally, the Group is subject to compliance with the risk concentration limits established in the aforementioned Circular and with the requirements concerning internal corporate governance, internal capital adequacy assessment, measurement of interest rate risk and information to be disclosed to the market also set forth therein. With a view to guaranteeing compliance with the aforementioned objectives, the Group performs integrated management of these risks, in accordance with its internal policies (see Note 7).

As of December 31, 2007 and 2006, regulatory capital management analized capital base and capital ratios under requirements of Circular 5/1993, of March 26, of Bank of Spain.

As of December 31, 2008, 2007 and 2006, the eligible capital of the Group exceeded the minimum required under the regulations then in force (Note 31).

The calculation of the minimum regulatory capital requirements under the new standards, the so-called Pillar 1, is supplemented with an internal capital adequacy assessment and supervisory review process, also called Pillar 2. The Group’s internal capital adequacy assessment process is based on the internal model for the quantification of the economic capital required on the basis of the Group’s overall risk profile. Finally, Basel II standards establish, through Pillar 3, strict transparency requirements regarding the information on risks to be disclosed to the market.

Capital management

New Basel Capital Accord — Basel II — Economic Capital

The Group’s capital management is performed at both regulatory and economic level.

Regulatory capital management is based on the analysis of the capital base and the capital ratios (core capital, Tier 1, etc.) using Basel (“BIS”) and Bank of Spain criteria (Note 31)

The aim is to achieve a capital structure that is as efficient as possible in terms of both cost and compliance with the requirements of regulators, ratings agencies and investors. Active capital management includes securitisations, sales of assets, and preferred and subordinated issues of equity and hybrid instruments.

The Bank has obtained the approval of its internal model of capital estimation (IRB) in 2008 for certain portfolios.

From an economic standpoint, capital management seeks to optimise value creation at the Group and at its different business units.

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

Stockholders’ funds, as calculated under BIS rules, is an extremely important reference to the entire Group. However, for the purpose of allocating capital to business areas the Bank prefers CeR. It is risk-sensitive and thus linked to the management policies for the individual businesses and the business portfolio. This procedure anticipates the approach likely to be adopted by the future Basel II rules on capital. These provide an equitable basis for assigning capital to businesses according to the risks incurred and make it easier to compare returns.

To internal effects of management and pursuit of the business areas, the Group realizes a capital allocation to each business area (Note 6).

1.9.  SEASONAL NATURE OF INCOME AND EXPENSES

The nature of the most significant activities and transactions carried out by the Group is mainly related to traditional activities carried out by financial institutions that are not affected by seasonal or cyclical factors.

2.	BASIS OF CONSOLIDATION, ACCOUNTING POLICIES AND MEASUREMENT BASES APPLIED AND IFRS RECENT PRONOUNCEMENTS

Glossary (Appendix XI) includes the definition of financial and economic terms use in this Note 2 “Basis of consolidation, accounting policies and measurement bases applied and IFRS pronouncements” and subsequent notes.

2.1  BASIS OF CONSOLIDATION

The accounting policies and measurement bases used in preparing the Group’s consolidated financial statements as of December 31, 2008 may differ from those used by certain Group companies. For this reason, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with EU-IFRSs required to be applied under the Bank of Spain’s Circular 4/2004.

The results of subsidiaries acquired during the period are included in the consolidated income statement from the date of acquisition to period-end; similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

In the Group there are three types of consolidated entities: subsidiaries, jointly controlled entities and associates.

Subsidiaries

The financial statements of the subsidiaries are fully consolidated with those of the Bank.

The share of minority shareholders of the subsidiaries in the Group’s net consolidated equity is presented under the heading “Minority Interests” in the consolidated balance sheet and their share in the profit or loss for the year is presented under the heading “Profit or loss attributed to minority interests” in the consolidated income statement (Note 26).

Note 3 contain information on the most significant investments and divestments in subsidiaries that took place as of December 31, 2008. Appendix II includes the most significant information on these companies.

Jointly controlled entities

Since the implementation of IFRS-EU in 2005, the Group has pursued the following policy in relation to investments in jointly controlled entities:

•	Jointly controlled financial entities. Since their corporate purpose is that of a financial entity, management considers that the best way of reflecting their activities within the Group’s consolidated financial statements is using the proportionate method of consolidation.

The contribution of jointly controlled financial entities to the Group’s 2008 consolidated financial statements under the proportionate consolidation method and calculated on the basis of the interest held by the Group is depicted in the table below:

Millions of Euros

Group Asset	331
Group Liabilities	217
Group Equity	27
Group Consolidated Income	11

Additional disclosure is not provided as these investments are not material.

Appendix IV itemises the jointly controlled entities consolidated by the Group under the proportionate method, listing salient information for these companies.

•	Jointly controlled non-financial entities. Management believes that the effect of breaking out the balance sheet and income statement headings of jointly controlled non-financial entities would distort the information provided to investors. For this reason, the equity method is considered the most appropriate way of recognising these investments.

Appendix V to the accompanying 2008 financial statements lists the main financial magnitudes for jointly controlled entities consolidated using the equity method. Note 17 — Investments meanwhile discloses the impact that application of an alternative method of consolidation, i.e. proportionate consolidation, would have had on the consolidated balance sheet and income statement.

Associates

Associates are companies in which the Group is able to exercise significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since it is considered that the Group does not have the capacity to exercise significant influence over these entities. The investments in these entities, which do not represent material amounts for the Group, are classified as available-for-sale investments.

In addition, certain investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates based on the judgment that the Group has the power to exercise significant influence over these entities.

Investments in associates are accounted for using the equity method (Note 17). Appendix IV includes the most significant information on these companies consolidated using the equity method.

2.2.  ACCOUNTING POLICIES AND MEASUREMENT BASES APPLIED

The accounting policies and measurement bases used in preparing these consolidated financial statements were as follows:

2.2.1.  FINANCIAL INSTRUMENTS

a)	Measurement of financial instruments and recognition of changes arising from the measurement

All financial instruments are initially recognized at fair value which, in the absence of evidence to the contrary, shall be the transaction price. These instruments will subsequently be measured on the basis of their classification. The recognition of changes arising subsequent to the initial recognition is described below.

The change produced during the year, except in derivatives, arising from the accrual of interests and similar items are recorded under the headings “Interest and Similar Income” or “Interest Expense and Similar Charges”, as appropriate, in the consolidated income statement of this period. The dividend accrued in the period are recorded under the heading “Dividend income” in the consolidated income statement.

The changes in the measurements after the initial recognition, for reasons other than those of the preceding paragraph, are described below according to the categories of financial assets and liabilities:

— “Financial assets held for trading” and “Financial assets and liabilities designated at fair value through profit or loss”

Assets and liabilities recognized in these headings in the accompanying consolidated balance sheets are valued at fair value.

Changes arising from the valuation to fair value (gains or losses) are recognized under the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statements. On the other hand, Valuation adjustments by changes in foreign exchange rates are recognized under the heading “Net exchange differences” in the consolidated income statements.

The fair value of the standard financial derivatives included in the held for trading portfolios is equal to their daily quoted price in an active market. If, under exceptional circumstances, their quoted price cannot be established on a given date, these derivatives are measured using methods similar to those used to measure over-the-counter (“OTC”) derivatives.

The fair value of OTC derivatives (“present value” or “theoretical close”) is equal to the sum of the future cash flows arising from the instrument, discounted at the measurement date; these derivatives are measured using methods recognized by the financial markets: net present value (NPV) method, option price calculation models, etc. (Note 8)

Financial derivatives that have as their underlying equity instruments, whose fair value cannot be determined in a sufficiently objective manner and are settled by delivery of those instruments, are measured at cost.

— “Available-for-Sale Financial Assets”

Assets and liabilities recognized in these headings in the accompanying consolidated balance sheets are valued at fair value.

Changes arising from the valuation to fair value (gains or losses) are recognized temporarily, net amount, under the heading “Valuation Adjustments - Available-for-Sale Financial Assets” in the accompanying consolidated balance sheets.

Valuation adjustments arising from non-monetary items by changes in foreign exchange rates are recognized temporarily under the heading “Valuation Adjustments — Exchange Differences” in the consolidated balance sheet. Valuation adjustments arising from monetary items by changes in foreign exchange rates are recognized under the heading “Net Exchange Differences” in the consolidated income statements.

The amounts recognized in the headings “Valuation Adjustments - Available-for-Sale Financial Assets” and “Valuation Adjustments — Exchange Differences” remain in the Group’s consolidated equity until the asset is derecognized from the consolidated balance sheet, at which time those amounts are recognized under the headings “Net gains (losses) on financial assets and liabilities” or “Net Exchange Differences” in the consolidated income statement.

The gains from sales of other equity instruments considered strategic investments accounted for as “Available-for-sale”, are registered in the heading “Gains (losses) in non-current assets held-for-sale not classified as discontinued operations” (Note 50) in the consolidated income statement, although they had not previously accounted for in the heading “Non-current assets held-for-sale” in the consolidated balance sheet, as is indicated in rule 56 of the Circular 4/2004 modified by the Circular 6/2008.

On the other hand, the impairment (net) in the available-for-sale financial assets during the period are recognized under the heading “Impairment of financial assets (net) — Other financial instruments not at fair value through profit or loss” in the consolidated income statements.

— “Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortised cost”

Assets and liabilities recognized in these headings in the accompanying consolidated balance sheets are measured at “amortized cost” using the “effective interest rate” method, due to the fact that consolidated entities has the intention to hold them to maturity.

Impairment (net) arising in the period are recognized under the heading “Impairment (net) — Loans and receivables” or “Impairment of financial assets (net) — Other financial instruments not at fair value through profit or loss” in the consolidated income statements.

— “Hedging derivatives”

Assets and liabilities recognized in these headings in the accompanying consolidated balance sheets are valued at fair value.

Changes produced subsequent to the designation in the valuation of financial instruments designated as hedged items as well as financial instruments designated as hedging items are recognized based on the following criteria:

•	In the fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized in the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement.

•	In the cash flow hedges and net investments in a foreign operation hedges, the differences produced in the effective portions of hedging items are recognized temporarily under the heading “Valuation adjustments — Cash flow hedges” and “Valuation adjustments — Hedges of net investments in foreign operations” respectively. These valuation changes are recognized in the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement in the same period or periods during which the hedged instrument affects profit or loss, when forecast transaction occurs or at the maturity date of the item hedged.

Differences in valuation of the hedging item for ineffective portions of cash flow hedges and net investments in a foreign operation hedges are recognized directly in the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement.

— “Other financial instruments”

In relation to the aforementioned general criteria, we must highlight the following exceptions:

•	Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

•	Valuation adjustments arising on financial instruments classified at Balance sheet date as non-current assets held for sale are recognized with a balancing entry under the heading “Valuation Adjustments — Non-Current Assets Held for Sale” of the consolidated balance sheet.

b)	Impairment financial assets

Definition of impaired financial assets

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

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known, and the recoveries of previously recognized impairment losses are recognized in the consolidated income statement for the period in which the impairment is reversed or reduced, with the exception that any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale which are not recognized through consolidated profit or loss but recognized under the heading “Valuation Adjustments — Available for sale Financial Assets” in the consolidated balance sheet.

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

Calculation of impairment on financial assets

The impairment on financial assets is determined by type of instrument and the category in which they are recognized. The BBVA Group recognizes impairment charges directly against the impaired asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it records non-performing loan provisions.

The amount of impairment losses of debt securities at amortised cost is measured as a function of whether the impairment losses are determined individually or collectively.

Impairment losses determined individually

The quantification of impairment losses on assets classified as impaired is done on an individual basis in connection with customers whose operations are equal to or exceed €1 million.

The amount of the impairment losses incurred on these instruments relates to the positive difference between their respective carrying amounts and the present values of their expected future cash flows.

The following is to be taken into consideration when estimating the future cash flows of debt instruments:

•	All the amounts that are expected to be obtained over the residual life of the instrument; including, where appropriate, those which may result from the collaterals and other credit enhancements provided for the instrument (after deducting the costs required for foreclosure and subsequent sale).

•	The various types of risk to which each instrument is subject.

•	The circumstances in which collections will foreseeably be made.

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

Impairment losses determined collectively

The quantification of impairment losses is determined on a collective basis in the following two cases:

•	Assets classified as impaired of customers in which the amount of their operations is less than €1 million.

•	Asset portfolio not impaired currently but which presents an inherent loss.

Inherent loss, calculated using statistical procedures, is deemed equivalent to the portion of losses incurred at the date of preparing the accompanying consolidated financial statements that has yet to be allocated to specific transactions.

The Group realizes the estimate collectively the inherent loss of credit risk corresponding to operations realized by Spanish financial entities of the Group (approximately 68.73% on Loans and receivables of the Group as of December 31, 2008), using the parameters set by Annex IX of the Circular 4/2004 from Bank of Spain on the base of its experience and the Spanish banking sector information in the quantification of impairment losses and provisions for insolvencies for credit risk.

Notwithstanding the above, the Group can avail of the proprietary historic records used in its internal ratings models (IRBs), which were approved by the Bank of Spain for some portfolios in 2008, albeit only for the purposes of estimating regulatory capital under the new Basel Accord (BIS II). It uses these internal ratings models to calculate the economic capital required in its activities and uses the expected loss concept to quantify the cost of credit risk for incorporation into its calculation of the risk-adjusted return on capital of its operations.

The provisions required under Circular 4/2004 from Bank of Spain standards fall within the range of provisions calculated using the Group’s internal ratings models.

To estimate the collective loss of credit risk corresponding to operations with nonresident in Spain registered in foreign subsidiaries, are applied methods and similar criteria, taking like reference the Bank of Spain parameters but adapting the default’s calendars to the particular circumstances of the country. However, in Mexico for consumer loans, credit cards and mortgages portfolios, as well as for credit investment maintained by the Group in the United States are using internal models for calculating the impairment losses based on historical experience of the Group (approximately 13% of the Loans and Receivables of the Group as of December 31, 2008).

Following is a description of the methodology used to estimate the collective loss of credit risk corresponding to operations with resident in Spain:

1. Portfolio doubtful

The debt instruments, whoever the obligor and whatever the guarantee or collateral, that have past-due amounts with more than three months, taking into account the age of the past-due amounts, the guarantees or collateral provided and the economic situation of the customer and the guarantors.

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

In the case of transactions secured by completed houses when the total exposure is equal or inferior 80% of the value of the guarantee or collateral and taking into account the age of the past-due amounts, the allowance percentages are as follow:

Age of the Past-Due Amount	Allowance Percentage

Less than 3 years	2%
Over 3 years and up to 4 years	25%
Over 4 years and up to 5 years	50%
Over 5 years and up to 6 years	75%
Over 6 years	100%

In the rest of transactions secured by real property in which the entity has began the process to take possession of the pledge and taking into account the age of the past-due amounts, the allowance percentages are as follow:

Age of the Past-Due Amount	Allowance Percentage

Up to 6 months	between 3,8% and 4,5%
Over 6 months and up to 12 months	between 23,3% and 23,6%
Over 12 months and up to 18 months	between 47,2% and 55,3%
Over 18 months and up to 24 months	between 79,3% and 81,4%
Over 24 months	100%

Debt instruments for which, without qualifying as doubtful in terms of criteria for classification as past-due, there is reasonable doubt that they will be recovered on the initially agreed terms, are analyzed individually.

2. Portfolio into force

The debt instruments, whoever the obligor and whatever the guarantee or collateral, that do not have individually objective of impairment are collectively assesses, including the assets in a group with similar credit risk characteristics, including sector of activity of the debtor or the type of guarantee.

The allowance percentages of hedge are as follows:

Risk	Allowance Percentage

Negligible risk	0%	0%
Low risk	0.06%	0.75%
Medium-low risk	0.15%	1.88%
Medium risk	0.18%	2.25%
Medium-high risk	0.20%	2.50%
High risk	0.25%	3.13%

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

However, due to the dimension Group, and to risk-country management, the provision levels are not significant in relation to the balance of the provisions by constituted insolvencies (As of December 31, 2008, this provision represents a 0.55% in the provision for insolvencies of the Group).

Impairment on other debt instruments

The impairment losses on debt securities included in the “Available-for-sale financial asset” portfolio are equal to the positive difference between their acquisition cost (net of any principal repayment) and their fair value after deducting any impairment loss previously recognized in the consolidated income statement.

When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as “Valuation Adjustments — Available-for-Sale Financial Assets” and are recognized in the consolidated income statement. If all or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred.

Similarly, in the case of debt instruments classified as “non-current assets held for sale”, losses previously recorded in equity are considered to be realised — and are recognized in the consolidated income statement — on the date the instruments are so classified.

Impairment on equity instruments

The amount of the impairment in the equity instruments is determined by the category where is recognized:

•	Equity instruments measured at fair value: The criteria for quantifying and recognising impairment losses on equity instruments are similar to those for other debt instruments, with the exception that any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale which are not recognized through profit or loss but recognized under the heading “Valuation Adjustments — Available for sale Financial Assets” in the consolidated balance sheet.

•	Equity instruments measured at cost: The impairment losses on equity instruments measured at acquisition cost are equal to the difference between their carrying amount and the present value of expected future cash flows discounted at the market rate of return for similar securities. These impairment losses are determined taking into account the equity of the investee (except for valuation adjustments due to cash flow hedges) for the last approved (consolidated) balance sheet, adjusted for the unrealised gains at the measurement date.

Impairment losses are recognized in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses may only be reversed subsequently in the event of the sale of these assets.

2.2.2.  RECOGNITION OF INCOME AND EXPENSES

The most significant criteria used by the Group to recognize its income and expenses are summarised as follows:

Interest income and expenses and similar items:

As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method. Specifically, the financial fees and commissions that arise on the arrangement of loans, basically origination and analysis fees must be deferred and recognized in the income statement over the expected life of the loan. The direct costs incurred in arranging these transactions can be deducted from the amount thus recognized. Also dividends received from other companies are recognized as income when the consolidated companies’ right to receive them arises.

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

Commissions, fees and similar items:

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:

•	Those relating to financial assets and liabilities measured at fair value through profit or loss. They are recognized when they are collected.

•	Those arising from transactions or services that are provided over a period of time. They are recognized over the life of these transactions or services.

•	Those relating to a single act. They are recognized when the single act is carried out.

Non-financial income and expenses:

These are recorded for accounting purposes on an accrual basis.

Deferred collections and payments:

These are recorded for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

2.2.3.	POST-EMPLOYMENT BENEFITS AND OTHER LONG TERM COMMITMENTS TO EMPLOYEES

Following is a description of the most significant accounting criteria relating to the commitments to employees, related to post-employment benefits and other long term commitments, of certain Group companies in Spain and abroad (Note 25).

Commitments valuation: assumptions and gains/losses recognition

The present values of the commitments are quantified on a case-by-case basis. The valuation method used for current employees is the projected unit credit method, which views each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

In adopting the actuarial assumptions, it is taken into account that:

•	They are unbiased, in that they are neither imprudent nor excessively conservative.

•	They are mutually compatible, reflecting the economic relationships between factors such as inflation, rates of salary increase, discount rates and expected return of assets. The expected return of plan assets in the post-employment benefits is estimated taking into account the market expectations and the distribution of such assets in the different portfolios.

•	The future levels of salaries and benefits are based on market expectations at the balance sheet date for the period over which the obligations are to be settled.

•	The discount rate used is determined by reference to market yields at the balance sheet date on high quality corporate bonds.

The Group recognizes all actuarial differences under “Provisions” in the consolidated income statement for the year in which they arise in connection with commitments assumed by the Group in connection with personnel availing of early retirement schemes, benefits awarded for seniority, pre-retirement widowhood and disability benefits awarded as a function of years of employee service in the Group, and other similar concepts.

The Group recognizes the actuarial gains or losses arising on all other defined benefit post-employment commitments directly in “Reserves” within the Group’s consolidated equity, in accordance with standard 35 of Bank of Spain Circular 4/2004 (as amended by Circular 6/2008). Specifically, the balance of actuarial differences is recognized in “Actuarial gains and losses in post-employment plans” within “Net income recognized directly in equity — Other recognized income (expenses)” in the consolidated statement of changes in total equity.

The Group does not apply the option of deferring actuarial gains and losses in equity using the so-called corridor approach in any commitment to employees.

Post-employment benefits

— Pensions

Post-employment benefits include defined contribution and defined obligation commitments.

Defined contribution commitments:

The amounts of these commitments are determined as a percentage of certain remuneration items and/or as a pre-established annual amount. The current contributions made by the Group’s companies for defined contribution retirement commitments, which are recognized with a charge to the heading “Personnel Expenses — Contributions to external pension funds” in the accompanying consolidated income statements (Notes 25 and 45).

Defined benefit commitments

Certain Group’s companies have defined benefit commitments for permanent disability and death of current employees and early retirees; and defined-benefit retirement commitments applicable only to certain groups of serving employees, or early retired employees and of retired employees. Defined benefit commitments are funded by insurance contracts and internal Group provisions.

The amounts recognized in the heading “Provisions — Funds for Pensions and Similar Obligations” (Note 24) are the differences between the present values of the vested obligations for defined obligation retirement commitments at balance sheet date, adjusted by the prior service cost and the fair value of plan assets, if it the case, which are to be used directly to settle employee benefit obligations.

The provisions for defined obligation retirement commitments were charged to the heading “Provisions (net) — Provisions to pension commitments and similar obligations” in the accompanying consolidated income statements (Note 46).

The current contributions made by the Group’s companies for defined obligation retirement commitments covering current employees are charged to the heading “Personnel Expenses” in the accompanying consolidated income statements.

— Early retirements

In 2008, the Group offered certain employees in Spain the possibility of taking early retirement before the age stipulated in the collective labor agreement in force. The corresponding provisions by the Group were recognized with a charge to the heading “Provision Expense (Net) — Transfers to Funds for Pensions and Similar Obligations — Early Retirements” in the accompanying consolidated income statements. The present values are quantified on a case-by-case basis and they are recognized in the heading “Provisions — Provisions for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 24).

The commitments to early retirees include the compensation and indemnities and contributions to external pension funds payable during the year of early retirement. The commitments relating to this group of employees after they have reached the age of effective retirement are included in the employee welfare system.

— Post-employment welfare benefits

Certain Group companies have welfare benefit commitments the effects of which extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.

The present values of the vested obligations for post-employment welfare benefits are quantified on a case-by-case basis. They are recognized in the heading “Provisions — Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 24) and they are charged to the heading “Personnel expenses — Other personnel expenses” in the accompanying income statements (Note 45).

Other long term commitments to employees

Certain Group companies are obliged to deliver partially or fully subsidised goods and services. The most significant employee welfare benefits granted, in terms of the type of compensation and the event giving rise to the commitments are: loans to employees, life insurance, study aid and long-service bonuses.

The present values of the vested obligations for commitments with personnel are quantified on a case-by-case basis. They are recognized in the heading “Provisions — Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 24).

The post-employment welfare benefits delivered by the Spanish companies to active employees are recognized in the heading “Personnel expenses — Other personnel expenses” in the accompanying income statements (Note 45).

Other commitments for current employees accrue and are settled on a yearly basis, it is not necessary to record a provision in this connection.

2.2.4.  FOREIGN CURRENCY TRANSACTIONS AND EXCHANGE DIFFERENCES

The Group’s functional currency is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”. The balances in the financial statements of consolidated entities whose functional currency is not the euro are translated to euros as follows:

•	Assets and liabilities: at the average spot exchange rates as of December 31, 2008, 2007 and 2006.

•	Income and expenses and cash flows: at the average exchange rates of the year.

•	Equity items: at the historical exchange rates.

The exchange differences arising on the translation of foreign currency balances to the functional currency of the consolidated entities (or entities accounted for equity method) and their branches are generally recorded in the consolidated income statement. Exceptionally, the exchange differences arising on non-monetary items whose fair value is adjusted with a balancing item in equity are recorded under the heading “Valuation Adjustments — Exchange Differences” of the consolidated balance sheet.

The exchange differences arising on the translation to euros of balances in the functional currencies of the consolidated entities (or entities accounted for equity method) whose functional currency is not the euro are recorded under the heading “Valuation Adjustments — Exchange Differences” in the consolidated balance sheet until the item to which they relate is derecognized, at which time they are recorded in the income statement.

The breakdown of the main balances in foreign currency of the consolidated balance sheet as of December 31, 2008, 2007 and 2006, based on the nature of the related items, was as follows:

	2008	2007	2006
	Millions of euros

Assets —	181,108	168,983	126,190
Cash and balances with Central Banks	11,579	10,097	8,858
Financial held for trading	20,324	28,561	22,398
Available-for-sale financial assets	20,780	21,159	14,801
Loans and receivables	120,168	102,987	71,728
Investments in entities accounted for using the equity method	589	523	66
Tangible assets	2,016	2,026	1,661
Other	5,652	3,630	6,678
Liabilities —	214,929	189,683	135,829
Financial held for trading	6,168	1,893	1,879
Financial liabilities at amortised cost	201,295	181,611	128,154
Other	7,466	6,179	5,796

The breakdown of the balances in foreign currencies of the consolidated balance sheet as of December 31, 2008 and 2007, based on the most significant foreign currencies, are set forth in the following table:

2008	USD	Mexican Pesos	Other Foreign	Total
	Millions of euros

Assets —	86,074	52,819	42,215	181,108
Cash and balances with Central Banks	2,788	5,179	3,612	11,579
Financial assets held for trading	4,137	13,184	3,003	20,324
Available-for-sale financial assets	10,321	5,613	4,846	20,780
Loans and receivables	65,928	26,168	28,072	120,168
Investments in entities accounted for using the equity method	5	103	481	589
Tangible assets	802	729	485	2,016
Other	2,093	1,843	1,716	5,652
Liabilities —	119,107	50,103	45,719	214,929
Financial liabilities held for trading	1,192	3,919	1,057	6,168
Financial liabilities at amortised cost	116,910	42,288	42,097	201,295
Other	1,005	3,896	2,565	7,466

2007	USD	Mexican Pesos	Other foreign	Total
	Millions of euros

Assets —	73,296	58,449	37,238	168,983
Cash and balances with Central Banks	1,785	5,459	2,853	10,097
Financial assets held for trading	5,963	20,203	2,395	28,561
Available-for-sale financial assets	10,477	5,227	5,455	21,159
Loans and receivables	52,311	26,436	24,240	102,987
Investments in entities accounted for using the equity method	5	72	446	523
Tangible assets	737	823	466	2,026
Other	2,018	229	1,383	3,630
Liabilities —	95,939	53,021	40,723	189,683
Financial liabilities held for trading	1,441	18	434	1,893
Financial liabilities at amortised cost	93,835	49,647	38,129	181,611
Other	663	3,356	2,160	6,179

As of December 31, 2006 the balances held in foreign currency, approximately 64% of assets and 64% of liabilities were related to transactions in Mexican pesos and US dollars.

2.2.5.	ENTITIES AND BRANCHES LOCATED IN COUNTRIES WITH HYPERINFLATIONARY ECONOMIES

None of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies as defined by EU-IFRSs required to be applied under the Bank of Spain’s Circular 4/2004. Accordingly, as of December 31, 2008, 2007 and 2006 it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.

2.2.6.	NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE

The heading “Non-current Assets Held for Sale” in the accompanying consolidated balance sheets reflects the carrying amount of the assets that are not included in operating activities — composing a “disposal group” or forming part of a business unit that the Group intends to sell (“discontinued operations”) — i.e., assets where an active program to locate a buyer and complete the plan has been initiated and approved at the appropriate level of management and it is highly probable they will be sold in their current condition within one year from the date on which are classified as such. Therefore, the carrying amount of these assets — which can be financial or non-financial but are not included in Group’s operating activities — will foreseeably be recovered through the price obtained on their sale.

Within this heading, a distinction is made between individual assets and groups of assets that are to be disposed of along with related liabilities (“disposal groups”) and disposal groups that form part of a major business unit and are being held for sale as part of a disposal plan (“discontinued operations”).

The individual headings include, the assets received by the consolidated entities from their debtors in full or partial settlement of the debtors’ payment obligations (assets foreclosed or donated in repayment of debt) are treated as non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets.

Symmetrically, the heading “Liabilities Associated with Non-current Assets Held for Sale” in the accompanying consolidated balance sheets reflects the balances payable arising on disposal groups and discontinued operations.

Non-current assets held for sale are generally measured at the lower of fair value less costs to sell and their carrying amount upon classification within this category. Non-current assets held for sale are not depreciated while included under this heading.

As a general rule, gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and related impairment losses and subsequent recoveries, where pertinent, are recognized in “Gains/(losses) on non-current assets held for sale not classified as discontinued operations” of the accompanying consolidated income statements. The remaining income and expense items associated with these assets and liabilities are classified within the corresponding income statement headings.

2.2.7.	SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES

The heading “Other operating income — Sales and income from non financial services” of the accompanying consolidated income statement includes the carrying amount of the sales of assets and income from the services provided by the consolidated Group companies that are not financial institutions. In the case of the Group, these companies are mainly real estate and services companies.

2.2.8.  INSURANCE AND REINSURANCE CONTRACTS

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

The most significant accruals recorded by the consolidated entities in relation to direct insurance contracts arranged by them relate to the following (Note 23):

•	Mathematical provisions, which include:

•	Life insurance provisions: these represent the value of the life insurance obligations of the insurance companies at period-end, net of the obligations of the policyholder.

•	Non-life insurance provisions: provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued in the year that has to be allocated to the period from the reporting date to the end of the policy period.

•	Provision for claims: this reflects the total amount of the obligations outstanding arising from claims incurred prior to the reporting date. The insurance companies calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

•	Provisions for unexpired risks and other provisions, which include:

•	Non-life insurance provisions — unexpired risks: the provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at period-end.

•	Technical provisions for reinsurance ceded: calculated by applying the criteria indicated above for direct insurance, taking account of the cession conditions established in the reinsurance contracts in force.

•	Other technical provisions: the insurance companies have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the measurement of the technical provisions.

•	Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behaviour of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

The Group controls and monitors the exposure of the insurance companies to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.

Reinsurance assets and Liabilities under insurance contracts —

The heading “Reinsurance Assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recorded by the consolidated insurance entities (Note 18).

The heading “Liabilities under Insurance Contracts” in the accompanying consolidated balance sheets includes the technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end (Note 23).

The income or loss reported by the Group’s insurance companies on their insurance activities is recorded, attending to it nature in the corresponding items of the consolidated income statement.

2.2.9.  TANGIBLE ASSETS

Non-current tangible assets for own use:

The heading Non-Current Tangible Assets for own use relates to the assets, under ownership or acquired under finance leases, intended to the future or current use by the Group and that it is expected to be held for more than one year. It also includes tangible assets received by the consolidated entities in full or part settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use.

Non-Current tangible assets for own use are presented in the consolidated balance sheets at acquisition cost less any accumulated depreciation and, where appropriate, any estimated impairment losses (net carrying amount higher than fair value).

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

At each close, the entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the entity then analyzes whether the indicated impairment actually exists by comparing the asset’s carrying amount with its recoverable amount. When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.

The BBVA Group’s criteria for determining the recoverable amount of these assets is based on up-to-date independent appraisals, performed within the last 3-5 years at most, absent other indications of impairment.

Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities will estimate the recoverable amounts of the asset and recognised it in the consolidated income statement, recording the reversal of the impairment loss recorded in previous periods and, consequently, adjust the future depreciation charges. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior periods.

Upkeep and maintenance expenses relating to tangible assets held for continued use are charged to the income statement for the period in which they are incurred.

Other assets leased out under an operating lease

The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to record the impairment losses thereon are the same as those described in relation to tangible assets for continued use.

Investment property:

The heading “Tangible assets — Investment Property” in the consolidated balance sheet reflects the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation at the disposal date and are neither expected to be sold off in the ordinary course of the business nor are destined for own use.

The criteria used by the BBVA Group to determine their recoverable value is based on updated independent appraisals performed in the last 3-5 years at most, absent other indications of impairment.

2.2.10.  BUSINESS COMBINATIONS

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

2.2.11	INTANGIBLE ASSETS

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

The cash-generating units to which goodwill has been allocated are tested for impairment based on the carrying amount of the unit including the allocated goodwill. Such testing is performed at least annually and, always, if there is an indication of impairment.

For the purpose of determining the impairment on a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the minority interest, shall be compared with its recoverable amount. If the carrying amount of the cash generating unit exceed the related recoverable amounts the entity will recognised an impairment loss; the resulting loss shall be apportioned by reducing, firstly, the carrying amount of the goodwill allocated to that unit and, secondly, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This shall be done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. It will be taken into account that no impairment on goodwill attributable to the minority interest may be recognized. In any case, impairment losses on goodwill can never be reversed.

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

In both cases the consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment on other assets (net) — Goodwill on other intangible assets” in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior periods are similar to those used for tangible assets.

2.2.12.  INVENTORIES

The heading “Other assets — Inventories” in the consolidated balance sheet reflects the land and other properties that Group real estate agencies hold for sale as part of their property development activities (Note 21).

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

When inventories are sold, the carrying amount of those inventories is derecognised and recorded as an expense in the period in which the related revenue is recognized. The expense is included in the heading “Other operating expenses — Changes in Inventories” of the accompanying consolidated income statement (Note 44).

2.2.13.  TAX ASSETS AND LIABILITIES

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

Deferred tax assets and liabilities include temporary differences, measured at the amount expected to be payable or recoverable on future fiscal years for the differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carry forwards. These amounts are measured applying to each temporary difference the tax rates that are expected to apply in the period when the asset is realised or the liability settled (Note 32).

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

The income and expenses directly recognized in equity that do not increase or decrease taxable income are accounted as temporary differences.

Deferred tax liabilities in relation to taxable temporary differences associated with investments in subsidiaries, associates or jointly controlled entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is further unlikely that it will reverse in the foreseeable future.

2.2.14.  FINANCIAL GUARANTEES

Financial guarantees are considered those contracts that oblige their issuer to make specific payments to reimburse the lender for a loss incurred when a specific borrower breaches its payment obligations on the terms — original or as modified — of a debt instrument, irrespective of its instrumentation. These guarantees may take the form of a deposit, financial guarantee, insurance contract or credit derivative, among others.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost (see Note 2.2.1).

The provisions made for financial guarantees classified as substandard are recognized under “Provisions — Provisions for Contingent Exposures and Commitments” on the liability side in the accompanying consolidated balance sheet (Note 24). These provisions are recognized and reversed with a charge or credit, respectively, to “Provisions Expense” in the consolidated income statement.

2.2.15.  LEASES

Leases are classified as finance from the start of the transaction when they transfer substantially all the risks and rewards incidental to ownership of the asset forming the subject matter of the contract. Leases other than finance leases are classified as operating leases.

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

When the consolidated entities act as the lessor of an asset in operating leases, the acquisition cost of the leased assets is recognized in “Tangible assets” in the accompanying consolidated balance sheets. These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the consolidated income statement on a straight line basis within “Other operating income”.

If a fair value sale and leaseback results in an operating lease, the profit or loss generated is recognized at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are amortized over the lease period.

Assets provided under operating leases to other Group entities are treated in the consolidated financial statements as assets held for continued use.

2.2.16.  PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The heading “Provisions” of the accompanying consolidated balance sheets include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date, settlement of which is deemed likely to entail an outflow of resources embodying economic benefits. The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group companies relative to third parties in relation to the assumption of certain responsibilities or virtually certain developments of particular aspects of applicable regulation, specifically draft legislation to which the Group will certainly be subject.

Provisions are recognized in the balance sheet when each and every one of the following requirements is met: the Group has an existing obligation resulting from a past event and, at the consolidated balance sheet date, it is more likely than not that the obligation will have to be settled; it is probable that to settle the obligation the entity will have to give up resources embodying economic benefits; and a reliable estimate can be made of the amount of the obligation. This heading includes provisions for restructuring charges and litigation, including tax litigation.

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

Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the entity. They include the existing obligations of the entity when it is not probable that an outflow of resources embodying economic benefits will be required to settle them or when, in extremely rare cases, their amount cannot be measured with sufficient reliability. A contingent liability is recognized as a substandard contingent liability when the Group considers that it will have to fulfill the obligation entered into due to the probability of failure by a customer being more likely than not, and the valuation methodology used to determine the extent of impairment is the same used for the valuation of financial assets, as explained in note 2.2.1.b.

2.2.17.	TRANSFERS OF FINANCIAL ASSETS AND DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties.

The financial assets are derecognised from the consolidated balance sheet only if their cash flows are extinguished or the risks and rewards associated with the financial assets are substantially transferred. If the risks and rewards are substantially transferred to third parties, the financial asset is derecognized from the balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized. Similarly, the financial liabilities are derecognised of the consolidated balance sheet only if their obligations are extinguished or acquired (with a view to subsequent cancellation or renewed placement)

If substantially all the risks and rewards associated with the transferred financial asset are transferred to third parties, the transferred financial asset is derecognised and, at the same time, any right or obligation retained or created as a result of the transfer is recognized.

The BBVA Group is considered to have transferred substantially all the risks and rewards if such risks and rewards account for the majority of the risks and rewards incidental to ownership of the securitized assets.

If substantially all the risks and/or rewards associated with the transferred financial asset are retained:

•	The transferred financial asset is not derecognized and continues to be measured using the same criteria as those used before the transfer in the consolidated balance sheet.

•	A financial liability is recognized in the amount of compensation received, which is subsequently measured at amortized cost and included under the heading “Financial liabilities at amortized cost — Debt certificates” of the accompanying consolidated balance sheet. As these liabilities do not constitute a current obligation, when measuring such a financial liability the Group deducts those financial instruments owned by it which constitute financing for the entity to which the financial assets have been transferred, in so far as these instruments are deemed to specifically finance the assets transferred.

•	Both the income generated on the transferred (but not derecognized) financial asset and the expenses of the new financial liability are recognized in the consolidated income statement

Securitizations

In the specific instance of the securitization funds to which the Group entities transfer their loan portfolios, the following indications of the existence of control are considered for the purpose of analyzing the need for consolidation:

•	The securitization fund’s activities are undertaken in the name of the entity in accordance with that bank’s specific business requirements with a view to generating benefits or gains from the securitization funds’ operations.

•	The bank retains decision-making power with a view to securing most of the gains derived from the securitization funds’ activities or has delegated this power in some kind of “auto-pilot” mechanism (the securitization funds are structured so that all the decisions and activities to be performed are pre-defined at their incorporation).

•	The bank is entitled to receive the bulk of the securitization funds’ profits and is accordingly exposed to the risks inherent in their business activities. The entity retains the bulk of the securitization funds’ residual profit.

•	The entity retains the bulk of the risk embodied by the assets in the securitization funds and the corresponding asset derecognition rules are applied.

If control is deemed to exist based on the aforementioned indicators, the securitization funds are consolidated within the consolidating entity. The consolidated Group is deemed to transfer substantially all risks and rewards if its exposure to the potential variation in the future net cash flows of the securitized assets following the transfer is not material. In this instance, the consolidated Group may derecognize the securitized assets.

The BBVA Group has applied the most stringent prevailing criteria in determining whether or not it retains substantially all the risk and rewards incidental to ownership for all securitizations performed since January 1, 2004. As a result of this analysis, the Group has concluded that none of the securitizations undertaken since that date meet the prerequisites for derecognizing the underlying assets from the consolidated balance sheets (Note 13.3) as it retains substantially all the risks embodied by expected loan losses or associated with the possible variation in net cash flows, as it retains the subordinated loans extended by the BBVA Group to the same securitization funds.

2.2.18.  OWN EQUITY INSTRUMENTS

The balance of the heading “Stockholders’ funds — Treasury Shares” in the accompanying consolidated balance sheets relates mainly to Bank shares held by certain consolidated companies as of December 31, 2008, 2007 and 2006. These shares are carried at acquisition cost, and the gains or losses arising on their disposal are credited or debited, respectively, as appropriate, to the heading “Stockholders’ funds-Reserves” in the accompanying consolidated balance sheets (Note 30).

2.2.19.  EQUITY-SETTLED SHARE-BASED PAYMENT TRANSACTIONS

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

2.2.20.  TERMINATION BENEFITS

Termination benefits must be recognized when the Group is committed to severing its contractual relationship with its employees and, to this end, has a formal detailed redundancy plan. There were no redundancy plans in the Group entities, so it is not necessary to recognize a provision for this issue.

2.2.21.  CONSOLIDATED STATEMENTS OF CASH FLOWS

For the preparation of the consolidated statement of cash flows has been used the indirect method. This method starts from the entity’s consolidated profit or loss and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.

For these purposes, in addition to cash on hand, cash equivalents include very short term, highly liquid investments subject to very low risk of impairment.

The composition of component of cash and equivalents respect the headings of consolidated balance sheets is shown in the accompanying consolidated cash flow statements.

For the development of consolidated statement of cash flows is taken into consideration the following concepts:

•	Cash flows: Inflows and outflows of cash and cash equivalents, the latter being short-term, highly liquid investments subject to a low risk of changes in value, such as balances with central banks, short-term Treasury bills and notes, and demand balances with other credit institutions.

•	Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investing or financing activities.

•	Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: Activities that result in changes in the size and composition of equity and of liabilities that do not form part of operating activities

2.2.22.  STATEMENT OF CHANGES IN CONSOLIDATED TOTAL EQUITY

According to the new models of the statements of the Circular 6/2008, the Statement of changes in total equity consists of two parts: Statement of recognized income and expense and Statement of changes in total equity.

•	Statement of recognized income and expense that reflects the income and expenses generated in every year, distinguishing the recognized ones as “results” in the consolidated income statement of the “other gains (losses) and recognized expenses” straight in equity.

•	Statement of changes in total equity that reflects all the movements produced in every year in each of the headings of the consolidated equity included the proceeding ones from transactions realized with the shareholders when they act as such, and the due ones to changes in countable criteria and corrections of errors.

The applicable regulations establish that certain categories of assets and liabilities are recognized by its fair value with charge to total equity. These charges, known as “valuation adjustments”, are included in the total equity of the Group net of tax effect, which has been recognized depending on the case, as deferred tax assets or liabilities.

This statement presents the changes occurred in the “valuation adjustments” for the period detailed by concepts, as well as earnings of the period plus/minus, if applicable, of the adjustments done by the change in accounting principles or by errors of previous periods . The sum of the changes occurred in the heading “valuation adjustments” of the consolidated total equity and the consolidated income of the period forms the “Incomes and expenses of the year” that is shown in the consolidated Statement of recognized income and expense.

2.3  IFRS RECENT PRONOUNCEMENTS

a)	STANDARDS AND INTERPRETATIONS IN EFFECT IN 2008

The following amendments to IFRS or interpretations of existing standards (“IFRIC”) came into effect for the first time in 2008. Their application by the Group did not have an impact on the accompanying consolidated financial statements:

IAS 39 “Financial Instruments”

This standard was modified in 2008 to enable certain reclassifications of assets included in held for trading portfolios to the available-for-sale and held-to-maturity portfolios, subject to compliance with certain criteria. The Group did not perform any such reclassifications.

IFRIC 11

IFRIC 11 provides guidance on interpreting IFRS 2: Group and Treasury Share Transactions, specifically clarification on whether certain transactions need to be accounted for as equity-settled or cash-settled. In addition, this interpretation addresses how to account for share-based payment arrangements that involve two or more entities within the same group.

b)	STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE IN 2008

At the date of elaboration of the consolidated financial statements new IFRS’s (International Financial and Reporting Standards) and interpretations (“IFRIC’s”) have been issued, which are not required to be applied as of December 31, 2008, although in some cases earlier application is encouraged. The Group has not yet applied any of the following Standards to its consolidated financial statements.

IFRS 8 “Operating Segments”

It will be effective for annual periods beginning on or after January 1, 2009.

This new standard replaces IAS 14 “Segment Reporting”. The main novelty is the adoption of an approach to management reporting business segments. The information reported will be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. In the information to present, the segments identified and the criteria used to identify the segments, will be coincide with those used internally by the organization and the direction, but do not meet the criteria IFRS of the financial statements.

This standard will not have an impact on balance and/or income statement, but will affect the Report breakdown of the information by segments.

IAS 23 Revised “Borrowing Costs”

It will be effective for annual periods beginning on or after January 1, 2009, early application is permitted.

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

The Group does not anticipate that adoption of IAS 23 will have any effects on its consolidated financial position, results of operations or cash flows.

IFRIC 13 “Customer Loyalty Programmes”

It will be effective for annual periods beginning on or after July 1, 2008, early application is permitted.

This IFRIC establishes the accounting procedure for the customer loyalty programmes used by entities to provide customers with incentives to buy their goods or services. If a customer buys goods or services, the entity grants the customer award credits (often described as “points”). The customer can redeem the award credits for awards such as free or discounted goods or services. The entity may operate the customer loyalty programme itself or participate in a programme operated by a third party.

The interpretation requires entities allocate part of incomes of initial sale to exchangeable bond, recognizing them as income only when they have fulfilled their obligations by providing such awards or paying third parties to do so.

The Group does not anticipate that adoption of IFRIC 13 will have any effects on its consolidated financial position, results of operations or consolidated cash flows.

IAS 1 Revised — Presentation of Financial Statements

The revised standard will come into effect for the annual periods beginning on or after January 1, 2009, but early adoption is permitted.

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

Also, introduce new disclosures requirements when the entity applies an accounting policy retrospectively, makes a restatement or reclassifies headings vis-à-vis the previous Financial Statement. The names of some Financial Statements are change to reflect more clearly its function. (i.e. the Balance Sheet is rename as Statement of Financial Position).

No material effects are expected with the application of this Standard in the Group.

IFRS 3 Revised — Business Combinations — and modification of IAS 27 - Consolidated and Separate Financial Statements

These standards will be effective for annual periods beginning on or after January 1, 2009. An entity shall apply them prospectively from the period beginning after June 30, 2007.

IFRS 3 (Revised) and the modifications of IAS 27 represent some significant changes in various aspects related to the accounting for Business Combinations that, in general, making more emphasis on fair value. Some of the main changes are: the acquisition costs, which will be registered as expense compared to current treatment of increasing the cost of the business combination; acquisitions achieved in stages, in which at the time the acquirer held the control, re-measured at fair value the ownership interest; or the existence of the option to measure at fair value the minority interests in the acquired, compared to current treatment of measuring its proportional share at fair value of the net assets acquired.

IFRS 2 Revised — Share-based Payment

The amendment will apply for annual periods beginning on or after January 1, 2009, with earlier application permitted.

The amendment clarifies that vesting conditions are service conditions and performance conditions only, and that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment

No material effects are expected with the application of this standard in the Group.

Amendments to IAS 32 “Financial Instruments: Presentation” and IAS 1 “Presentation of financial statements”

The amendments performed to IAS 1 and IAS 32 have the objective of improving the accounting process for financial instruments who’s features are similar to the features of ordinary shares but that are at the present time classified as financial liabilities. These amendments will be applied from January 1, 2009, being earlier application permitted.

The amendment to IAS 32 requires that entities start to classify some instruments as equity, as long as they fulfill a series of particular requirements. Specifically, the following instruments will be classified as equity:

•	“Puttable instruments”: Financial instrument that gives the holder the right to put the instrument back to the issuer for cash or another financial asset or is automatically put back to the issuer on the occurrence of an uncertain future event or retirement of the instrument holder. Puttable instruments that are subordinate and that entitle the holder to a pro rata share of the entity’s net assets in the event of the entity’s liquidation will be classified as equity.

•	Instruments, or components of instruments, that are subordinate to all other classes of instruments and that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation.

No significant impact in the consolidated financial situation of the Group is expected from the implementation of this standard.

Amendment to IAS 27- Consolidated and separated financial statements; Cost of investments in subsidiaries, jointly controlled entities and associates

This amended standard shall be applied from January 1, 2009, being earlier application permitted. The main changes in IAS 27 are the following:

The elimination of the “cost method” from IAS 27.4, which implied that any return of the investment that corresponded to earnings not generated after the date of acquisition should be reduced in the separated financial statements, was due to problems that arose from this concept definition in some jurisdictions. In order to reduce the risk of overvaluation of the investments in subsidiaries, jointly controlled entities and associates, any dividend received by the investor from these entities will be recognised as an income and the related investment would be examined towards any impairment in accordance with IAS 36, as long as there is evidence of impairment on the investment (defining as such those cases in which: the book value of the investment in the separated financial statements is higher than the book value of the consolidated financial statements of the net assets of the investment, including goodwill; or when the dividend exceeds the valuation adjustments recognized in equity related with the investment in the period to which the distribution of dividends are charged.

When a new parent company is formed, it will value the cost of the investments in its separate financial statements the book value presented in the financial statements of the previous parent company as of the date in which the new parent company is created. This would be the case in which a new parent company is created when an existing entity decides to reorganize it operational structure and consequently becomes a subsidiary of the new parent company.

No significant impact in the consolidated financial situation of the Group is expected from the implementation of this standard.

First annual Project of improvements of IFRS

This project is required to be applied from January 1, 2009, being earlier application permitted. This is the first annual project of improvements carried out by the IASB in which small changes that affect the presentation, recognition or assessment of the IFRS as well as changes in terminology and editing, that don’t have any significant effect on the accounting process.

The most significant changes affect the following standards:

IFRS 5 — Non-current Assets Held for Sale and Discontinued Operations

IAS 1 — Presentation of Financial Statements

IAS 16 — Property, Plant and Equipment

IAS 19 — Employee benefits

IAS 20 — Accounting for Government Grants and Disclosure of Government Assistance

IAS 27 — Consolidated and Separate Financial Statements

IAS 28 — Investments in Associates

IAS 38 — Intangible Assets

IAS 39 — Financial Instruments:  Recognition and Measurement

IAS 40 — Investment property

The changes that affect the aforementioned standards do not represent a significant impact in the consolidated financial situation of the Group.

Amendment to IAS 39 — Financial Instruments: Recognition and Measurement. Eligible Hedged Items

This amendment applies retrospectively for annual periods beginning on or after July 1, 2009. Earlier application is permitted.

The amendment stipulates that:

•	Inflation may not be designated as a hedged item unless it is identifiable and the inflation portion is a contractually specified portion of cash flows and other cash flows of the financial instrument are not affected by the inflation portion.

•	When changes in the cash flows or fair value of a hedged item above or below a specified price or other variable (a one-sided risk) are hedged via a purchased option, the intrinsic value and time value components must be separated and only the intrinsic value may be designated as a hedging instrument.

Group management considers that the effectiveness of this amendment will not have a material impact on its consolidated financial statements.

IFRIC 15 — Agreements for the Construction of Real Estate

IFRIC 15 is effective for annual periods beginning on or after 1 January 2009 and earlier application is permitted.

This Interpretation says that agreements for the construction of real estate shall only fall under the scope of IAS 11 “Construction Contracts” when the buyer is able to specify the major structural elements of the design of the real estate before construction begins and/or specify major structural changes once construction is in progress (even when the buyer does not exercise this power). To the contrary IAS 18 applies.

Group management considers that the effectiveness of this amendment will not have a material impact on its consolidated financial statements.

IFRIC 16 — Hedges of a Net Investment in a Foreign Operation

IFRIC 16 is applicable for annual periods beginning on or after October 1, 2008.

This Interpretation addresses the following aspects of hedging net investments in foreign operations:

•	The risk hedged is the foreign currency exposure to the functional currencies of the foreign operation and the parent entity. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation, i.e. the presentation currency does not create an exposure to which an entity may apply hedge accounting.

•	The hedging instrument(s) may be held by any entity or entities within the group, irrespective of their functional currencies (except the foreign operation the investment in which is hedged), so long as IAS 39 requirements are met.

Group management considers that the effectiveness of this amendment will not have a material impact on its consolidated financial statements.

IFRIC 17 — Distribution of Non-cash Assets to Owners

The Interpretation is effective for annual periods beginning on or after July 1, 2009. Earlier application is permitted.

IFRIC 17 stipulates that all non-cash distributions to owners must be valued at fair value, clarifying that:

•	A dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity.

•	An entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss.

Group management considers that the effectiveness of this amendment will not have a material impact on its consolidated financial statements.

3.	BANCO BILBAO VIZCAYA ARGENTARIA GROUP

The BBVA Group is an international diversified financial group with a significant presence in the retail banking business, wholesale banking, assets management and private banking. Additionally, the Group maintains business activity in the insurance and real estate sector as well as other business activities such as operational leasing.

The following table sets forth information relating to total assets and income attributed to the Group of the entities of the Group, based on the activity of the entity, for the year 2008:

	Total Assets	% of the Total	Total Income of the	% of the Total
	Contributed to the	Asset of the	Period Contributed	Income of the
	Group	Group	to the Group	Group
	Millions of euros

Banks	498,030	91.78%	3,535	70.41%
Financial services	15,608	2.88%	393	7.84%
Portfolio and funds managing company and dealers	11,423	2.10%	466	9.28%
Insurance and pension fund managing company	14,997	2.76%	646	12.86%
Real Estate, services and other entities	2,592	0.48%	(20)	(0.40)%

Total	542,650	100%	5,020	100%

The activity of the Group is mainly located in Spain, Mexico, United States, and other Latin American maintaining as well as an active presence in Asia (Note 17).

The total assets of the Group’s most significant subsidiaries, grouped by countries where Group has activity, as of December 31, 2008, 2007 and 2006 are as follows:

Country	2008	2007	2006
	Millions of euros

Spain	380,532	347,767	302,412
Mexico	61,023	65,556	55,992
USA & Puerto Rico	49,698	44,358	14,682
Chile	9,389	8,835	7,273
Venezuela	9,652	7,156	6,824
Colombia	6,552	5,922	4,797
Peru	7,683	5,650	4,464
Argentina	5,137	4,798	4,595
Other	12,984	11,684	10,624

Total	542,650	501,724	411,663

The finance income of the Group’s most significant subsidiaries, grouped by countries where Group has activity, as of December 31, 2008, 2007 and 2006, are as follows:

Country	2008	2007	2006
	Millions of euros

Spain	16,892	15,007	10,792
Mexico	6,721	6,185	5,991
USA & Puerto Rico	2,174	1,476	566
Chile	986	793	513
Venezuela	1,116	772	574
Colombia	811	589	437
Peru	520	395	326
Argentina	541	466	439
Other	643	493	404

Total	30,403	26,176	20,044

Appendix II provides relevant information as of December 31, 2008 on the consolidated entities in the Group accounted for using the equity method.

Appendix IV provides relevant information as of December 31, 2008 on the consolidated jointly controlled entities accounted for using the proportionate consolidation method.

Appendix VI includes the changes in ownership interests held by the Group in the year 2008.

Appendix VII includes a detail of the fully consolidated subsidiaries which, based on the information available, were more than 5% owned by non-Group shareholders as of December 31, 2008.

— Spain

The activity of the Group in Spain is carried out fundamentally through BBVA which is the Group’s parent company. Appendix I includes the BBVA individual financial statements as of December 31, 2008, 2007 and 2006.

The following table sets forth information relating to total assets and income before tax of the Group over the total assets and consolidate income before tax of the Group, as of December 31, 2008, 2007 and 2006:

	2008	2007	2006

% BBVA Assets over Group Assets	63%	62%	65%
% BBVA Income before tax over Consolidated income before tax	28%	46%	33%

Additionally, there are other entities of the Group in Spain’s banking sector, insurance sector, real estate sector and entities of services and operating leases.

— Mexico

The Group presence in Mexico dates back to 1995. The activity is mainly developed through Grupo Financiero BBVA Bancomer, both in the banking sector through BBVA Bancomer, S.A. de C.V. as in the insurance and pensions business through Seguros Bancomer S.A. de C.V., Pensiones Bancomer S.A. de C.V., and Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.

— United States and Puerto Rico

In recent years, the Group has expanded its presence in the United States through the acquisition of several financial groups operating in several southern states. In 2007 the Group acquired Compass Bancshares Inc. and State National Bancshares Inc. taking control of these entities and the companies of their groups. The merger between the three banks in Texas (Laredo National Bank, Inc., Texas National Bank, and State National Bank) and Compass Bank took place along 2008.

The BBVA group has as well a significant presence in Puerto Rico through its subsidiary bank BBVA Puerto Rico, S.A.

— Other Latin American Countries.

The Group’s activity in the rest of the Latin American countries is mainly focused on the banking, insurance and/or pensions sectors in the following countries: Chile, Venezuela, Colombia, Peru, Argentina, Panama, Paraguay and Uruguay. In Bolivia and Ecuador the business activity is concentrated in the pensions sector.

The Group owns more than 50% of most of the companies in these countries, with the exception of certain companies based in Peru and Venezuela. Following is the detail of companies forming part of the BBVA Banco Continental (Peru) Group and BBVA Banco Provincial (Venezuela) which, although less than 50% owned by the Group, as of December 31, 2008, are fully consolidated because the agreements entered into with the other shareholders give the Group effective control (Note 2.1):

Company	% Voting Rights	% Ownership

Banco Continental, S.A.	92.08	46.04
Continental Bolsa, Sociedad Agente de Bolsa, S.A.	100	46.04
Continental Sociedad Titulizadora, S.A.	100	46.04
Continental S.A. Sociedad Administradora de Fondos	100	46.04
Inmuebles y Recuperaciones Continental, S.A.	100	46.04
Banco Provincial Overseas N.V.	100	48.01

Changes in the Group in the last three years

The most noteworthy acquisitions and sales of subsidiaries in 2008, 2007 and 2006 were as follows:

Changes in the Group in 2008

During 2008, there were no significant changes in the Group, except the previously mentioned fusion of three banks in Texas (Laredo National Bank, Inc., Texas National Bank, Inc., and State National Bank, Inc.) with Compass Bank, Inc., and the increase of our ownership interest in CITIC Group (Note 17).

Changes in the Group in 2007

•	On January 3, 2007 the Group closed the transaction to purchase State National Bancshares Inc. with an investment of 488 million dollars (€378 million), generating a goodwill of €270 million.

•	On September 7, 2007 the Group acquired 100% of the share capital of Compass Bancshares Inc., (“Compass”) a U.S. banking Group, which conducts its main business activity in the states of Alabama, Texas, Florida, Arizona, Colorado and New Mexico.

The consideration paid to former Compass stockholders for the acquisition was $9,115 million, (€6,672 million). The Group paid $4,612 million (€3,385 million) in cash and delivered 196 million of shares issued, which represent 5.5% of the current share capital of BBVA. This capital increase took place on September 10, 2007 at an issuance rate of €16.77 per share, the closing market price of the BBVA’s shares at September 6, 2007, in accordance with the resolutions adopted by the BBVA’s general shareholders’ meeting.

BBVA financed the cash consideration in this transaction with internal resources, among which are the funds raised through the sale of its 5,01% stake in Iberdrola, S.A. in February 2007, which represented a net capital gain of €696 million.

Changes in the Group in 2006

The most noteworthy acquisitions and sales of subsidiaries in 2006 were as follows:

•	On July 28, 2006, Telefónica España, S.A., proceeded to start selling to BBVA its 33% ownership interest in Uno-E Bank, S.A. for an aggregated amount of €148.5 million, reaching BBVA a 100% ownership of Uno-E Bank, S.A.

•	In May 2006 BBVA acquired a 51% ownership interest in Forum, a Chilean company specialising in car purchase financing, through the Chilean entities Forum Distribuidora, S.A. and Forum Servicios Financieros, S.A. (which in turn own all the shares of ECASA, S.A.), giving rise to the incorporation of BBVA Financiamiento Automotriz.

•	On April 5, 2006 the Group sold its 51% ownership interest in Banc Internacional d’Andorra, S.A. for €395 million, which gave rise to a gain of €184 million.

•	On November 10, 2006 the Group acquired Texas Regional Bancshares Inc. through the investment of $2,141 million (€1,674 million).

•	On November 30, 2006 the Group acquired all the shares of the Italian vehicle rental company Maggiore Fleet S.p.A., for €70.2 million.

4.	ALLOCATION OF PROFIT OR LOSS

In 2008 the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. resolved to pay the shareholders three interim dividends out of 2008 profit, amounting to a total of €0.501 gross per share. The aggregate amount of the interim dividends declared as of December 31, 2008, net of the amount collected and to be collected by the consolidable Group companies, was €1,820 million and was recorded under “Equity-Dividends and Remuneration” in the related consolidated balance sheet. The last of the aforementioned interim dividends, which amounted to €0.167 gross per share and was paid to the shareholders on January 12, 2009, was recorded under the heading “Financial Liabilities at Amortised Cost — Other Financial Liabilities”, in the consolidated balance sheet as of December 31, 2008 (Note 22).

The provisional accounting statements prepared in 2008, by Banco Bilbao Vizcaya Argentaria, S.A. in accordance with legal requirements evidencing the existence of sufficient liquidity for the distribution of the interim dividends were as follows:

	25-06-2008	31-08-2008	30-11-2008
	Dividend 1	Dividend 2	Dividend 3
	Millions of euros

Interim dividend —
Profit at each of the dates indicated, after the provision for income tax	1,748	2,785	2,967
Less -
Estimated provision for Legal Reserve	—	—	—
Interim dividends paid	—	626	1,252

Maximum amount distributable	1,748	2,159	1,715

Amount of proposed interim dividend	626	626	626

Millions of euros

Net profit for 2008(*)	2,835
Distribution:
Dividends	—
— Interim	1,878
— Final	—
Legal reserve	—
Voluntary reserves	957

(*)	Profit of BBVA, S.A. (Appendix I)

The distribution of profit per share during 2008, 2007 and 2006 was as follows:

	First Interim	Second Interim	Third Interim	Final	Total

2008	0.167	0.167	0.167	—	0.501
2007	0.152	0.152	0.152	0.277	0.733
2006	0.132	0.132	0.132	0.241	0.637

The dividends paid during 2008 and 2007 were as follow:

	2008			2007
	% over	Euros		% Over	Euros
	Nominal	per Share	Amount	Nominal	per Share	Amount
			(Millions of Euros)			(Millions of Euros)

Ordinary shares	102%	0.501	1,878	150%	0.733	2,717
Rest of shares	—	—	—	—	—	—
Total dividends paid	102%	0.501	1,878	150%	0.733	2,717
Dividends with charge to income	—	—	—	—	—	—
Dividends with charge to reserve or share premium	—	—	—	—	—	—
Dividends in kind	—	—	—	—	—	—

The Bank’s Board of Directors plans to propose to its shareholders in general meeting the distribution of additional shareholder remuneration to complement the 2008 cash dividend in the form of an in-kind distribution of a portion of the share premium reserve: specifically, the proposal is to give Banco Bilbao Vizcaya Argentaria, S.A.

shareholders Company shares from treasury stock in the proportion of one (1) share for every sixty-two (62) outstanding.

Accordingly, the maximum number of shares to be distributed is sixty million, four hundred and fifty-one thousand, one hundred and fifteen (60,451,115) treasury shares of Banco Bilbao Vizcaya Argentaria, S.A. (Note 30).

This payment will entail a charge against the share premium reserve in the amount of the figure resulting from measuring each share to be distributed at the weighted average market price of Banco Bilbao Vizcaya Argentaria, S.A. shares in the continuous electronic market on the trading session on the day immediately preceding the date set for the General Shareholders’ Meeting called to ratify the proposal (“Reference Value”), subject to a ceiling such that in no event can the charge against the share premium reserve exceed the total account balance.

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

Therefore, the calculation of earnings per share was as follow:

	2008	2007	2006

EARNINGS PER SHARE FOR CONTINUING OPERATIONS
Numerator for basic earnings per share:
Income available to common stockholders (thousands of euros)	5,020	6,126	4,736
Numerator for diluted earnings per share:
Income available to common stockholders (thousands of euros)	5,020	6,126	4,736
Denominator for basic earnings per share (millions of shares)	3,706	3,594	3,406
Denominator for diluted earnings per share (millions of shares)	3,706	3,594	3,406

Basic earnings per share for continuing operations (euros)	1.35	1.70	1.39

Diluted earnings per share for continuing operations (euros)	1.35	1.70	1.39

As of December 31, 2008, 2007 and 2006, there were neither instruments nor share based payment to employees that could potentially dilute basic earnings per share, nor discontinued operations that affected the earnings per share calculation for periods presented.

6.	BASIS AND METHODOLOGY INFORMATION FOR SEGMENT REPORTING

Segment reporting represents a basic tool in the oversight and management of the Group’s various businesses. The Group compiles reporting information on as disaggregated a level as possible, and all data relating to the businesses these units manage is recorded in full. These disaggregated units are then amalgamated in accordance with the organizational structure preordained by the Group into higher level units and, ultimately, the business segments themselves. Similarly, each of the legal entities making up the Group are assigned to the various business segments based on their core activities; where their businesses are sufficiently diverse to so warrant, they are in turn segmented and their assets and liabilities and income statement accounts are allocated to more than one segment.

Once the composition of each business segment has been defined, certain management criteria are applied, noteworthy among which are the following:

Economic capital:  capital is allocated to each business based on capital at risk (CaR) criteria, in turn predicated on unexpected loss at a specific confidence level, determined as a function of the Group’s target solvency ratio. This target is in turn set at two levels: Tier 1 capital, which determines capital allocation and serves as the benchmark for determining each business’ return-on-equity (ROE); total capital, which determines additional allocations in relation to preferred shares and subordinated debt.

The CaR calculation encompasses credit risk, market risk, structural balance sheet risk, shareholding risks, operational risk, risks to tangible assets and technical risks at insurance companies.

The calculation of eligible capital under prevailing legislation is a very important exercise for the Group at the global level; however, CaR criteria are used to allocate capital by business, which, due to sensitivity to risk factors, dovetails with the management policies governing the businesses themselves and the overall business portfolio. This procedure, a frontrunner for the trend later endorsed in the Basel II capital accord, standardizes capital allocation across businesses in accordance with the risks incurred and facilitates comparison of returns across the businesses.

Internal transfer prices:  the calculation of the spreads at each business is performed using rates adjusted for the maturities and rate reset clauses in effect on the various assets and liabilities making up each unit’s balance sheet. The allocation of profits across business generation and distribution units (e.g., in asset management products) is performed at market prices.

Allocation of operating expenses:  both direct and indirect expenses are allocated to the segments, except for those items for which there is no clearly defined or close link with the businesses, as they represent corporate/institutional expenses incurred on behalf of the overall Group.

Recognition of revenue from cross-selling:  on certain occasions, as a result of the correct allocation of revenues and expenses, consolidation adjustments are made to eliminate overlap in the units’ results on account of cross-selling incentives.

The primary segment reporting format used is that of business segments. The BBVA Group manages its business along two fundamental axes: wholesale and retail businesses, via five business units and one corporate division.

These units constitute the main cut-off for forming the Group’s business segments. They are managed individually and each has discrete characteristics in relation to customers, products, distribution networks, rates and/or returns produced.

The breakdown of primary business segments is as follows:

•	The wholesale businesses (a segment denominated Global Businesses), which includes wholesale type transactions undertaken in any part of the world, and is made up of: Global Clients & Investment Banking, which encompasses the wholesale businesses performed by the European, Asian and New York based offices, Global Markets, charged with treasury management and distribution in the same markets, Asset Management, which includes the traditional asset management businesses (mutual funds and pension funds in Spain), alternative asset management and private equity, the Proprietary Project Management arm, including the Group’s non-financial shareholdings and proprietary real estate activities, and Asia, which holds the Group’s investment in the CITIC Group.

•	The retail businesses, which constitute the Group’s core business, and are in turn split into four segments, given each unit’s unique characteristics. The names of these segments have been preserved from how the Group has traditionally reported its business performance to the market. They are:

•	The retail banking business in the eurozone (a segment denominated Spain and Portugal), which includes: the retail banking network in Spain, including the retail segment, wealth management and the company and business banking unit in this market; commercial banking, which encompasses banking with SMEs, corporates, institutions and developers in the same geography, and all other related businesses, noteworthy among which are the consumer financing, European insurance and Portuguese banking units.

•	The retail businesses in Mexico (a segment denominated Mexico), which includes the banking, insurance and pension businesses in this nation.

•	The retail businesses in the US (a segment denominated USA), which includes the banking and insurance businesses in the US and Puerto Rico.

•	The retail businesses in the rest of the Americas (a segment denominated South America), which includes the banking, insurance and pension businesses in this region.

•	Activities of a corporate nature (Corporate Activities), a unit which performs management functions for the Group as a whole, essentially management of structural euro- and currency-denominated balance sheet interest rate positions, as well as liquidity and capital management functions; the management of structural risks in non-euro interest rate positions is undertaken at the corresponding business units. This segment also includes the Industrial and Financial Shareholdings unit and the allocation of strictly head-office costs and certain allowances, such as early retirement provisions and others that are also corporate in nature.

This segment breakdown is different to that presented in 2007, and reflects the Group’s new organizational structure in force since January 2008. The main changes to the new structure are: the segregation of the US operation as an independent business unit (having been previous combined into a Mexico & USA unit) and the swapping of certain portfolios and units among the Spain and Portugal and Global Businesses segments.

Accordingly the figures presented for 2007 and 2006 have been restated using the same criteria and segment breakdown as disclosed in 2008, to enable like-for-like year-on-year comparisons.

The detail of the total assets for each operating segment as of December 31, 2008, 2007 and 2006, is as follows:

	Total Assets
	2008	2007	2006
	Millions of euros

Spain and Portugal	223,498	223,628	200,814
Global Businesses	140,372	103,999	84,792
Mexico	60,805	65,678	56,879
USA	43,345	38,381	14,951
South America	41,600	34,690	30,498
Corporate Activities	33,029	35,350	23,730

Total	542,650	501,726	411,663

The detail of the consolidated income for the year 2008, 2007 and 2006 for each operating segment is as follows:

	Consolidated Income
	2008	2007	2006
	Millions of euros

Spain and Portugal	2,625	2,381	1,884
Global Businesses	754	896	859
Mexico	1,938	1,880	1,711
USA	211	203	64
South America	727	623	509
Corporate Activities	(1,235)	142	(291)

Subtotal	5,020	6,126	4,736

Not assigned income	—	—	—
Elimination of interim income (between segments)	—	—	—
Other gains (losses)	366	289	235
Income tax and/or income from discontinued operations	1,541	2,079	2,059

INCOME BEFORE TAX	6,926	8,494	7,030

For the years 2008, 2007 and 2006 the detail of the ordinary income for each operating segment, which is conformed by the interest income, equity instruments income, fee and commission income, net gains on financial assets and liabilities and other operating income, is as follows:

	Total Ordinary Income
	2008	2007	2006
	Millions of euros

Spain and Portugal	12,613	11,442	9,832
Global Businesses	5,920	5,559	4,035
Mexico	9,162	8,721	8,431
USA	2,862	1,831	701
South America	5,834	4,643	3,954
Corporate Activities	4,886	5,064	3,275
Adjustments and eliminations of ordinary income between segments	—	—	—

TOTAL	41,277	37,260	30,229

The secondary level of segments is geographic (note 3).

7.	RISK EXPOSURE

Dealing in financial instruments can entail the assumption or transfer of one or more classes of risk by financial institutions. The main risks inherent in financial instruments are:

•	Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. There are three types of market risk:

•	Currency risk: the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

•	Interest rate risk: the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

•	Price risk: the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

•	Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

•	Liquidity risk is defined as the risk that an entity will not be able to meet obligations associated with financial liabilities, or will be forced to secure funding on onerous conditions as a result of difficulties encountered in meeting its obligations.

RISK GUIDELINES AND POLICIES

The general guiding principles followed by the BBVA Group to define and monitor its risk profile are set out below:

•	The risks assumed must be aligned with the Group’s regulatory capital in accordance with its target solvency level.

•	There are limits in place to curtail the concentration of exposures to specific risk factors that could jeopardize the Group’s objectives in terms of solvency, liquidity and earnings recurrence.

•	The Group’s endeavours to generate profits must imply a high degree of repeat earnings.

•	Business growth must be financed in accordance with prudent liquidity management.

•	All risks must be identified, measured and evaluated and procedures must be in place to monitor and manage these risks.

•	Maintenance of robust tools for controlling and mitigating operational and reputational risks.

•	The business divisions are held responsible for proposing and maintaining an adequate risk profile within their scope of activity and under the umbrella of the corporate risk management framework.

•	The risk management infrastructure must be sufficient to lend dynamic support to the principles listed above in relation to tools, databases, IT systems, procedures and personnel.

Building on these principles, the Group has developed an integrated risk management system that is structured around three main components: (i) a corporate risk governance regime, with adequate segregation of duties and responsibilities (i.e., separation of risk-taking and risk control functions), (ii) a set of tools, circuits and procedures that constitute the various discrete risk management regimes, and (iii) an internal risk control system.

In relation to limiting risk concentrations, specifically in the trading area, limits are approved each year by the Board’s Risk Committee on exposures to trading, structural interest rate, structural currency, equity and liquidity risk at the banking entities and in the asset management, pension and insurance businesses. These limits factor in many variables, including economic capital and earnings volatility criteria, and are reinforced with alert triggers and a stop-loss scheme.

In relation to credit risk, maximum exposure limits are set by customer and country; generic limits are also set for maximum exposure to specific deals and products. Upper limits are allocated based on iso-risk curves, determined as the sum of expected losses and economic capital, and its ratings-based equivalence in terms of gross nominal exposure.

An additional guideline in terms of oversight of maximum risk concentration up to and at the level of 10% of equity: stringent requirements in terms of in-depth knowledge of the counterparty, its operating markets and sectors.

For retail portfolios, potential concentrations of risk are analyzed by geography or by certain specific risk profiles in relation to overall risk and earnings volatility; where appropriate, the opportune measures are taken, imposing cut-offs using scoring tools, via recovery management and mitigating exposure using pricing strategy, among other approaches.

CORPORATE MANAGEMENT STRUCTURE

The Board of Directors is the body responsible for setting the risk policies via the Bank’s Standing committee and the Lending committee. The Board hence establishes the general principles defining the target risk profile for the Group. Likewise, it approves the infrastructure required for risk management, the delegation framework and the ceilings system that enable the business to develop in keeping within this risk profile in day-to-day decision-making.

The Lending Committee undertakes periodic analysis and monitoring of risk management within the various levels of delegation of the Bank’s administrative bodies. The scope of its functions comprises:

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

The Group’s risk management system is managed by an independent risk area, which combines a view by risk type with a global view. The risk area assures that the risks tools, metrics, historical databases and information systems are in line and uniform. It likewise sets the procedures, circuits and general management criteria.

The Global Risk Committee — which is composed of those in charge of the group’s risk management- has as its main tasks the development and implementation of the Group’s risk management model as well as the correct integration of the risk’s costs in the different decision-making processes. The Global Risk Committee assesses the global risk profile of the Group and the coherence between the risk policies and objective risk profile; identifies global risk concentrations and mitigation techniques; monitors the macroeconomic environment and the performance of entities in the sector quantifying global sensitivity and the expected impact of different scenarios of risk positioning.

The Global Risk Internal Control and Operational risk Committee assesses the main operational risks of the Group and assures that the units establish the corresponding mitigation plans. As well, they review the internal control annual review that is afterwards approved by the Audit and Compliance Committee.

The Technical Transactions Committee analyzes and approves, where appropriate, the financial transactions and programs that are within its level of authorization, and refers any transactions exceeding the scope of its delegated powers to the Lending Committee.

The New Products Committee is responsible for studying and, if necessary, approving the introduction of new products before the activities begin. The Committee is also responsible for controlling and monitoring the new products, and for promoting business in an orderly way, and allow them to develop in a controlled environment.

The Asset-Liability Committee (ALCO) is the body responsible for actively managing the Group’s structural liquidity, interest rate and currency risks, and its core capital.

TOOLS, CIRCUITS AND PROCEDURES

The Group has implemented an integrated risk management system designed to cater for the needs arising in relation to the various types of risk; this prompted it to equip the management processes for each risk with measurement tools for risk acceptance, assessment and monitoring and to define the appropriate circuits and procedures, which are reflected in manuals that also include management criteria.

Specifically, the main risk management activities performed are as follows: calculation of the risk exposures of the various portfolios, considering any related mitigating factors (netting, collateral, etc.); calculation of the probability of default (PD), loss severity and expected loss of each portfolio, and assignment of the PD to the new transactions (ratings and scorings); measurement of the values-at-risk of the portfolios based on various scenarios using historical simulations; establishment of limits to the potential losses based on the various risks incurred; determination of the possible impacts of the structural risks on the income statement; setting of limits and alerts to safeguard the Group’s liquidity; identification and quantification of operational risks by business line to enable the mitigation of these risks through corrective measures; and definition of efficient circuits and procedures which contribute to the achievement of the targets set.

7.1  Credit Risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

Maximum exposure to credit risk

For the financial assets recognized on the face of the consolidated balance sheet, credit risk exposure is equivalent to these assets’ carrying amounts. The maximum exposure to credit risk on financial guarantees extended is the maximum that BBVA is liable for if these guarantees are called in.

The Group’s maximum credit exposure as of December 31, 2008, 2007 and 2006, without recognizing the availability of collateral or other credit enhancements, is broken down by sector in the table below:

	2008	2007	2006
	Millions of euros

Financial asstest held for trading (Note 10)	67,502	53,156	41,842
Debt securities	26,556	38,392	30,426
Public sector	20,778	27,960	20,939
Credit institutions	2,825	6,020	6,352
Other sectors	2,953	4,412	3,135
Trading derivatives	40,946	14,764	11,416
Other financial assets designated at fair value through profit or loss (Note 11)	516	421	56
Debt securities	516	421	56
Public sector	38	41	40
Credit institutions	24	36	10
Other sectors	454	344	6
Availvable-for-sale financial assets (Note 12)	39,961	37,252	32,068
Debt securities	39,961	37,252	32,068
Public sector	19,576	17,573	17,964
Credit institutions	13,377	13,419	9,199
Other sectors	7,008	6,260	4,905
Loans and receivables (Note 13)	375,386	344,124	285,421
Loans and advances to credit institutions	33,679	24,392	21,204
Loans and advances to customers	341,321	319,671	264,139
Public Sector	22,502	21,065	21,194
Agriculture	4,109	3,737	3,133
Industry	46,576	39,922	24,731
Real estate and construction	47,682	55,156	41,502
Trade and finance	51,725	36,371	38,910
Loans to individuals	127,890	121,462	103,918
Leases	9,385	9,148	7,692
Other	31,452	32,810	23,059
Debt securities	386	61	78
Public sector	290	(1)	—
Credit institutions	4	1	1
Other sectors	92	61	77
Held-to-maturity investments (Note 14)	5,285	5,589	5,911
Public sector	3,844	4,125	4,440
Credit institutions	800	818	823
Other sectors	641	646	648
Hedging derivatives (Note 15)	3,833	1,050	1,963

Subtotal	492,482	441,592	367,261

Valuation adjustments	942	655	401

Total Balance	493,424	442,247	367,662

Financial guarantees (Note 33)	35,952	65,845	42,281
Other contingent exposures	6,234	5,496	4,995
Drawable by third parties (Note 33)	92,663	101,444	98,226
Public sector	4,221	4,419	3,122
Credit institutions	2,021	2,619	4,356
Other sectors	86,421	94,406	90,748

Total off-balances	134,849	172,785	145,502

Total	628,273	615,032	513,164

Mitigating credit risk: collateral and other credit enhancements

In most instances the maximum credit exposure is mitigated by collateral, credit enhancements and other measures devised to reduce BBVA’s ultimate exposure. Following is a description for every class of financial instruments:

Financial assets held for trading:  Guarantees or credit enhancements, which are taken directly from the issuer or counterparty, are implied in the instruments’ contractual clauses. For trading derivatives credit risk is minimized via master netting agreements, whereby derivative financial assets and liabilities with the same counterparty can been settled net. Other types of guarantees may also be put in place, depending on the counterparty’s solvency and the nature of the transaction.

Other financial assets designated at fair value through profit or loss:  Guarantees or credit enhancements, which are taken directly from the issuer or counterparty, are implied in the instruments’ contractual clauses.

Available-for-sale financial assets:  Guarantees or credit enhancements, which are taken directly from the issuer or counterparty, are implicit to the instrument’s structuring.

Loans and receivables:

•	Loans and advances to credit institutions: They have personal guarantees from the counterparties and, on occasion, an additional guarantee from another credit entity with which a credit derivative has been written.

•	Loans and advances to customers: Most of these operations are backed by personal guarantees extended by the counterparties. The collateral received to secure loans and advances to customers include mortgages, cash guarantees and other collateral such as pledged securities. Other kinds of credit enhancements may be put in place such as guarantees, credit derivatives, etc.

•	Debt securities: Guarantees or credit enhancements, which are taken directly from the issuer or counterparty, are implicit to the instrument’s structuring.

Held-to-maturity investments:  Guarantees or credit enhancements, which are taken directly from the issuer or counterparty, are implicit to the instrument’s structuring.

Hedging derivatives:  Credit risk is minimized via master netting agreements, whereby derivative financial assets and liabilities with the same counterparty can be settled net. Other types of guarantees may also be put in place, depending on the counterparty’s solvency and the nature of the transaction.

Financial guarantees, other contingent exposures and drawable by third parties:  They have personal guarantees from the counterparties and, on occasion, an additional guarantee from another credit entity with which a credit derivative has been written.

The Group’s collateralized credit risk as of December 31, 2008, 2007 and 2006, excluding balances deemed impaired, is broken down in the table below:

	2008	2007	2006
	Millions of euros

Mortgage loans	125,540	123,998	107,837
Operating assets mortgage loans	3,896	4,381	4,595
Home mortgages	82,613	79,377	67,777
Rest	39,031	40,240	35,465
Secured loans, except mortgage	19,982	11,559	8,900
Cash guarantees	250	578	727
Pledging of securities	458	766	972
Rest	19,274	10,215	7,201

Total	145,522	135,557	116,737

In addition, the derivatives carry contractual, legal compensation rights that have effectively reduced credit risk by €29,377 million in 2008, by €9,480 million in 2007 and by €9,142 million in 2006.

As of December 31, 2008, the fair value of all collateral received was higher than the value of the underlying assets. Specifically in relation to mortgages, the average amount pending collection on the corresponding loans represented 55% of the fair value of the properties pledged.

Policies and procedures for hedging or mitigating risks, including policy governing the taking of collateral.

BBVA’s policy for hedging or mitigating credit risk is built on its banking model, which in turn is focused on relationship banking. Based on this approach, the taking of guarantees is a necessary tool but alone is not sufficient to underpin risk taking; accordingly, risk-taking by BBVA entails substantiation of the counterparty’s repayment ability or its ability to generate cash flow to service its obligations.

This philosophy is distilled in a conservative approach to risk taking policy, to the analysis performed on a transaction’s financial risk, based on the creditor’s ability to settle or generate cash flow to extinguish its obligations, to taking guarantees in all generally accepted forms (cash collateral, pledged assets, personal guarantees, covenants or hedges) commensurate with the risk assumed, and lastly, to the recovery risk assumed (asset liquidity).

Credit quality of financial assets that are neither past due nor impaired

BBVA has ratings tools that enable it to rank the credit quality of its operations and customers based on a scoring system and to map these ratings to probability of default (PD) scales. To analyze the performance of PD, the Bank has a series of historical databases that house the pertinent information generated internally.

The scoring tools vary by customer segment (companies, corporate clients, SMEs, public authorities, etc). For wholesale portfolios where the number of defaults is very low (sovereigns, corporates, financial entities) the internal ratings models are fleshed out by benchmarking the statistics maintained by the external rating agencies (Moody’s, Standard and Poor’s and Fitch). To this end, each year the Bank compares the PDs compiled by the agencies and allocated to each level of rating of risk, mapping the measurements compiled by the various agencies to the BBVA master ratings scale.

BBVA maintains a master ratings scale with a view to facilitating the uniform classification of the Group’s various risky asset portfolios. There are two versions of this scale: a 17-notch abridged scale which groups outstanding risk into 17 categories and an extended 34-notch scale that best represents the heterogeneous nature of BBVA’s portfolio. The enables the Group to factor in geographic diversity and the various levels of risk inherent in the various portfolios in the Group’s different operating markets.

	Probability of Default (Basic Points)
		Minimum from	Maximum
Rating	Average	>=	Until <

AAA	1	0	2
AA+	2	2	3
AA	3	3	4
AA-	4	4	5
A+	5	5	6
A	8	6	9
A-	10	9	11
BBB+1	12	11	14
BBB+2	15	14	17
BBB1	18	17	20
BBB2	22	20	24
BBB-1	27	24	30
BBB-2	34	30	39
BB+1	44	39	50
BB+2	58	50	67
BB1	78	67	90
BB2	102	90	116
BB-1	132	116	150
BB-2	166	150	194
B+1	204	194	226
B+2	250	226	276
B+3	304	276	335
B1	370	335	408
B2	450	408	490
B3	534	490	581
B-1	633	581	689
B-2	750	689	842
B-3	945	842	1061
CCC+	1,191	1,061	1,336
CCC	1,500	1,336	1,684
CCC-	1,890	1,684	2,121
CC+	2,381	2,121	2,673
CC	3,000	2,673	3,367
CC-	3,780	3,367	4,243

The table below outlines the distribution of exposure by internal ratings, which comprenhends companies, financial entities and public institutions (excluding sovereign risk) as of December 31, 2008:

Rating	%

AAA/AA	23.77%
A	26.59%
BBB+	9.23%
BBB	5.76%
BBB-	9.48%
BB+	8.25%
BB	6.16%
BB-	5.91%
B+	3.08%
B	1.44%
B-	0.29%
CCC/CC	0.03%

Total	100.00%

Policies and procedures for preventing excessive concentrations of risk

In order to prevent the build up of excessive concentrations of credit risk at the individual, country and sector levels, the Group oversees updated risk concentration indices at the individual and portfolio levels tied to the various observable variables within the field of credit risk management. The limit on the Group’s exposure or share of a customer’s financial business therefore depends on the customer’s credit rating, the nature of the facility, and the Group’s presence in a given market, based on the following guidelines:

•	Striking a balance between the customer’s financing needs, broken down by type (trade/financial, short/long-term, etc.), and the degree to which its business is or is not attractive to BBVA. This approach drives a better operational mix that is still compatible with the needs of the bank’s clientele.

•	Other determining factors relate to national legislation and the ratio between the size of the customer book and bank’s equity, to prevent risk from becoming overly concentrated among few customers. Additional factors taken into consideration include constraints related to market, customer, internal regulation and macroeconomic factors, etc.

•	Meanwhile, correct portfolio management leads to identification of risk concentrations and enables the taking of appropriate action.

Operations with customers or groups that entail an expected loss plus economic capital of over €18 million are approved at the highest level, i.e., by the Board Risk Committee. As a reference point, this is equivalent in terms of exposure to 10% of eligible equity for a AAA and to 1% for a BB rating, implying oversight of the major individual risk concentrations by the highest-level risk governance bodies as a function of credit ratings.

An additional guideline in terms of oversight of maximum risk concentration up to and at the level of 10% of equity: stringent requirements in terms of in-depth knowledge of the counterparty, its operating markets and sectors.

Financial assets past due but not impaired

The table below provides disclosure on financial assets past due as of December 31, 2008 but not impaired, specifically an age analysis by class of financial instrument:

	Less Than 1	1 to 2	2 to 3
	Month	Months	Months	Total
	Millions of euros

Loans and advances to customers	1,580	534	447	2,561

Impaired assets and impaitment losses

The table below breaks down the balance of impaired financial assets in the consolidated balance sheets and impaired contingent liabilities as of December 31, 2008, 2007 and 2006 by heading:

	2008	2007	2006
	Millions of euros

IMPAIRED RISKS ON BALANCE
Available-for-sale	188	3	3
Debt securities	188	3	3
Loans and advances	8,540	3,366	2,500
Loans and advances to credit institutions	95	8	8
Loans and advances to customers	8,437	3,358	2,492
Debt securities	8	—	—

	8,728	3,369	2,503

IMPAIRED RISKS OFF BALANCE
Impaired contingent liabilities	131	49	40

TOTAL IMPAIRED RISKS	8,859	3,418	2,543

The changes for December 31, 2008, 2007 and 2006 in the impaired financial assets and contingent liabilities were as follow:

	2008	2007	2006
	Millions of euros

Balance at the beginning of the year	3,418	2,543	2,389
Additions	11,488	4,606	2,746
Recoveries	(3,668)	(2,418)	(1,830)
Transfers to write-off	(2,198)	(1,497)	(707)
Exchange differences and others	(182)	184	(55)

Balance at the end of the year	8,858	3,418	2,543

Following is a detail of the impaired financial assets considered as of December 31, 2008, classified by geographical location of risk and by age of the oldest past-due amount:

	Impaired Assets of Loans and Advances to Customers
	Amounts less
	than six
	months past-	6 to 12	12 to 18	18 to 24	More than 24
	due	months	months	months	months	Total
	Millions of euros

Spain	2,405	1,904	595	87	975	5,966
Rest of Europe	55	10	6	5	16	92
Latin America	1,112	88	22	7	320	1,549
United States	221	869	—	—	30	1,120
Rest	—	—	—	—	1	1

Total	3,793	2,871	623	99	1,342	8,728

The table below breaks down impaired financial assets by segment, indicating, where appropriate, the type of security taken to ensure collection, as of December 31, 2008, 2007 and 2006:

	2008	2007	2006
	Millions of euros

IMPAIRED RISKS ON BALANCE
Public sector	102	177	216
Credit institutions	165	8	8
Collateralized financial assets with other sectors	3,428	809	545
Mortgage	2,487	696	459
Other collateralized financial assets	941	113	86
Non-collateralized financial assets with other sectors	5,033	2,375	1,734

Total	8,728	3,369	2,503

The table below depicts the finance income accrued on impaired financial assets as of December 31, 2008, 2007 and 2006:

	2008	2007	2006
	Millions of euros

Financial income from impaired assets	1,042	880	1,107

This income is not recognized in the accompanying consolidated income statement due to the existence of doubts as to the collectibility of these assets.

The analysis of financial assets that are individually determined to be impaired as at the reporting date, including the factors the entity considered in determining that they are impaired and a description of collateral held by the entity as security and other credit enhancements, is provided in Note 2.2.1.b.

The changes during 2008, 2007 and 2006 of the transfers to write-offs (financial impairment assets removed from balance because the recovery was considered remote) were as follow:

	2008	2007	2006
	Millions of euros

Balance at beginning of year	5,622	6,120	6,187
Increase:
Assets of remote collectability	1,700	1,895	472
Products overdue not collected	276	217	167
Decrease:
Cash recovery	(199)	(237)	(463)
Foreclosed assets	(13)	(5)	(5)
Other causes	(355)	(2,455)	(129)
Net exchange differences	(159)	87	(109)

Balance at the end of year	6,872	5,622	6,120

Decreases by other causes shown in the table above include sales to non Group third parties of the portfolio of write-offs during the current year, which are describe in the following table:

	2008	2007
	Millions of euros

SALES TO THIRD PARTIES
Bancomer	249	1,338
BBVA, S.A.	12	968

Total	261	2,306

Gains for sales to third parties	3	26

Group’s NPL ratios as of December 31, 2008, 2007 and 2006 were:

	2008	2007	2006

NPL ratio	2.12	0.89	0.83

The breakdown of impairment losses by type of instrument registered in profit and loss and recoveries of written-off assets realized in the year as of December 31, 2008, 2007 and 2006 is provided in note 47 “Impairment on financial assets (net)”. The changes in the accumulated impairment losses for the years 2008, 2007 and 2006 on the financial assets were as follow:

	2008	2007	2006
	Millions of euros

Balance at beginning of year	7,194	6,504	5,729
Increase in impairment losses charged to income	4,590	2,462	2,113
Decrease in impairment losses credited to income	(1,457)	(333)	(470)
Aquisition of subsidiaries in the year	1	276	91
Disposal of subsidiaries in the year	(4)	(26)	(22)
Transfers to written-off loans	(1,951)	(1,297)	(563)
Exchange differences and other	(662)	(392)	(374)

Balance at end of year	7,711	7,194	6,504

Of which:
For impaired portfolio	3,480	1,999	2,083
For current portfolio non impaired	4,231	5,195	4,421

Renegotiated financial assets

As of December 31, 2008 the carrying amount of unimpaired financial assets which could have been impaired had the conditions thereof not been renegotiated amounted to €6,565 million (1.78% of credit investment).

Exposure to subprime credit risk

Given the lack of an agreed definition of “subprime” in use across the market, we consider “subprime credit risk” to be the risk incidental to all those financial instruments of which the direct or indirect end borrower merits a credit FICO® score (a credit score based on a statistical analysis of each person’s credit profile, which is used to represent the creditworthiness of that person) of less than 640 points.

The application across the BBVA group of prudent risk policies has resulted in very limited exposure to subprime credit risks with respect to mortgage loans, mortgage backed securities and other securitized financial instruments originated the United States.

We do not market products specifically to the subprime segment. However, the financial crisis that began in the United States in 2007, and the consequent decline in economic conditions and in the ability to pay of certain borrowers, has implied a downgrade in the respective credit FICO® score of these borrowers. It is important to note, however, that the classification of a financial instrument as a subprime credit risk does not necessarily signify that such financial instrument is either past due or impaired or that we have not assigned such financial instrument a “high” or “very high” estimate of recoverability.

As of December 31, 2008, mortgage loans originated in the United States to customers whose creditworthiness had dropped below the “subprime” level as defined above totalled €498 million (0.15% of our total customer credit risk). Of this amount, only €42 million was past due or impaired.

In addition, as of December 31, 2008, indirect exposure through credit instruments tied to an underlying subprime risk totalled €21 million (Note 8), of which 75% carried high ratings from the rating agencies widely recognized in the marketplace.

7.2  Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk:

•	Currency risk: the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

•	Interest rate risk: the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

•	Price risk: defined as the risk that the value of financial instruments will fluctuate as a result of changes in market prices whether those changes are caused by factors specific to the individual instrument or factors affecting all instruments traded in the market.

a)	Market Risk

With regard to market risk (including interest rate risk, currency risk and equity price risk), limit structure determines a scheme of VaR (Value at Risk) limits and an Economic Capital for market risk for each business unit and specific sublimits by type of risk, activity and desk. In general, the VaR/CaR readings are complemented by sensitivity analysis to determine, and where necessary limit, exposure to changes in the various market risk variables. This indicators and alerts automatically activate procedures aimed at addressing any situations that might have a negative effect on the activities of the business area.

In addition, the Group performs back testing and stress testing.

The BBVA Group’s market risk was higher in 2008 than in prior years due to protracted and intense financial market volatility. The market risk profile as of December 31, 2008 for the VaR calculations without smoothing with a 99% confidence interval and a 1-day horizon were as follows:

TREND IN MARKET RISK
(MILLIONS of EUROS)

The market risks for risk factors are:

	2008	2007	2006
	Millions of euros

Interest/Spread risk	24.2	12.2	12.9
Currency risk	7.4	2.4	0.7
Stock-market risk	1.1	6.3	5.8
Vega/Correlation risk	14.8	8.8	7.9

Since February 29, 2008 and with effect from December 31, 2007, the internal model of calculate of minimum capital was approved by the Bank of Spain for the trading portfolios of BBVA, S.A. and BBVA Bancomer.

The market risk factors used to measure and control these risks are the basis of all calculations using the Value-at-Risk (VaR) methodology

VaR measures the maximum loss with a given probability over a given period as a result of changes in the general conditions of financial markets and their effects on market risk factors. BBVA mainly conducts daily VaR estimates using the historic simulation methodology.

The types of risk factors used to measure VaR are:

•	Interest rate risk: Defined as the potential loss in value of the portfolio due to movements in interest rate curves. We use all interest rate curves in which positions and risks exist. We also use a wide range of vertices reflecting the different maturities within each curve.

•	Credit spread risk: Defined as the potential loss caused by movements in credit spread levels determining the value of corporate bonds or any corporate bond derivative. Credit spread VaR is estimated by moving the credit spreads used as risk factors through a range of scenarios. The risk factors used in the simulation are credit spread curves by sector and by rating, and specific spread curves for individual issuers.

•	Exchange rate risk: Defined as the potential loss caused by movements in exchange rates. Exchange rate risk VaR is estimated by impacting present positions with observed actual changes in exchange rates.

•	Equity or commodity risk: Defined as the potential loss caused by movements in equity prices, stock-market indices and commodity prices. Equity or commodity risk VaR is estimated by re-measuring present positions in line with observed actual changes in equity prices, stock-market indices and commodity prices.

•	Vega risk: Defined as the potential loss caused by movements in implied volatilities affecting the value of options. Vega (equities, interest rate and exchange rate) risk VaR is estimated by impacting implied volatility surfaces with observed changes in the implied volatilities of equity, interest rate and exchange rate options.

•	Correlation risk: Defined as the potential loss caused by a disparity between the estimated and actual correlation between two assets, currencies, derivatives, instruments or markets.

Finally, all these measurements are supplemented with VaR estimation with exponential smoothing, to better reflect the impact of movements.

b)	Structural interest rate risk

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

In addition to measuring the sensitivity to 100-basis-point changes in market interest rates, the Group performs probability calculations that determine the economic capital and risk margin for structural interest rate risk in

BBVA’s Group banking activity (excluding the Treasury Area) based on interest rate curve simulation models. The Group regularly performs stress tests and sensitivity analysis to complement its assessment of its interest rate risk profile.

All these risk measurements are subsequently analyzed and monitored, and levels of risk assumed and the degree of compliance with the limits authorized by the Standing Committee are reported to the various managing bodies of the BBVA Group.

Following is a detail in millions of euros of the average interest rate risk exposure levels of the main financial institutions of the BBVA Group in 2008:

	Average Impact on Net Interest Income
					100 Basis-Point
	100 Basis-Point Increase				Decrease
Entities	Euro	Dollar	Other	Total	Total
	(Millions of euros)

BBVA	(89.3)	(30.1)	+0.7	(115.0)	+136.9
BBVA Bancomer	—	+18.2	+25.2	+43.4	(43.4)
BBVA Puerto Rico	—	+2.0	—	+2.0	(3.2)
Compass Bancshares, Inc	—	(8.3)	—	(8.3)	+4.6
BBVA Chile	—	+0.2	(0.5)	(0.3)	+0.1
BBVA Colombia	—	(0.2)	+8.9	+8.6	(8.7)
BBVA Banco Continental	—	(1.2)	+2.9	+1.7	(1.8)
BBVA Banco Provincial	—	+1.2	(1.4)	(0.2)	+0.2
BBVA Banco Francés	—	(0.2)	+0.3	+0.1	(0.1)

	Average impact on Economic Value
					100 Basis-Point
	100 Basis-Point Increase				Decrease
Entities	Euro	Dollar	Other	Total	Total
	(Millions of euros)

Europa	+140.6	+14.1	(1.1)	+152.6	(196.2)
BBVA Bancomer	—	+55.1	(401.8)	(346.0)	+331.1
BBVA Puerto Rico	—	+6.4	—	+6.4	(18.6)
Compass Bancshares, Inc	—	(127.4)	—	(127.4)	+44.9
BBVA Chile	—	+3.2	(54.3)	(51.1)	+39.7
BBVA Colombia	—	(0.8)	(9.5)	(10.4)	+11.4
BBVA Banco Continental	—	(23.7)	(16.3)	(40.0)	+41.7
BBVA Banco Provincial	—	(12.8)	+2.0	(10.8)	+12.0
BBVA Banco Francés	—	+0.1	(9.4)	(9.3)	+9.8

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

Structural currency risk management is based on the measurements performed by the Risk Area. These measurements use an exchange rate scenario simulation model which quantifies possible changes in value for a given confidence interval and a pre-established time horizon. The Standing Committee authorises the scheme of limits and alerts over this risk measurements which include a limit on the economic capital or unexpected loss arising from the currency risk of the foreign-currency investments.

As of December 31, 2008, the coverage of structural currency risk exposure stood at 45%. The aggregate figure of asset exposure sensitivity to 1% depreciation in exchange rates stood, as of December, 31 2008, at €75 million, with the following concentration: 63% in the Mexican peso and 33% in other South American currencies.

d)	Structural equity price risk

The BBVA Group’s exposure to structural equity price risk derives mainly from investments in industrial and financial companies with medium- to long-term investment horizons. It is reduced by the net short positions held in derivative instruments on the same underlyings in order to limit the sensitivity of the portfolio to possible falls in prices. As of December 31, 2008 the aggregate sensitivity of the Group’s equity positions to a 1% fall in the price of the shares amounted to €78 million, 52% of which is concentrated in highly liquid European Union equities. This figure is determined by considering the exposure on shares measured at market price or, in the absence thereof, at fair value, including the net positions in equity swaps and options on the same underlying in delta equivalent terms. Treasury Area portfolio positions are not included in the calculation.

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

7.3  Liquidity risk

The aim of liquidity risk management and control is to ensure that the payment commitments can be met on duly without having to resort to borrowing funds under onerous conditions, or damaging the image and reputation of the institution.

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

The assessment of asset liquidity risk is based on whether or not they are eligible for rediscounting before the corresponding central bank. For normal situations, both in the short and medium term, those assets that are on the eligible list published by the European Central Bank (ECB) or the corresponding monetary authority are considered to be liquid. Non-eligible assets, quoted or non-quoted, are considered to represent a second line of liquidity for the entity when analysing crisis situations.

The Risk Area performs a control function and is totally independent of the management areas of each of the approaches and of the Group’s various units. Each of the risk areas, which are independent from each other, complies with the corporative principles of liquidity risk control that are established by the Market Risk Central Unit (UCRAM) — Structural Risks.

For each entity, the management areas request an outline of the quantitative and qualitative limits and alerts for short-medium- and long-term liquidity risk, which is authorized by the Standing Committee. Also, the Risk Area performs periodic (daily and monthly) risk exposure measurements, develops the related valuation tools and models, conducts periodic stress tests, measures the degree of concentration on interbank counterparties, prepares the policies and procedures manual, and monitors the authorised limits and alerts, which are reviewed al least one time every year.

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

The remaining contractual maturities of transactions of financial instruments in the consolidated balance sheets as of December 31, 2008, 2007 and 2006, disregarding valuation adjustments, was as follow:

			Up to 1	1 to 3	3 to 12	1 to 5	Over 5
2008	Total	Demand	month	months	months	years	years
	Millions of euros

ASSETS —
Cash and balances with central banks	14,640	13,485	476	296	181	202	—
Loans and advances to credit insititutions	33,678	6,198	16,215	1,621	2,221	4,109	3,314
Loans and advances to customers	341,322	13,905	36,049	23,973	45,320	91,030	131,045
Debt securities	72,704	716	1,701	12,230	9,483	24,640	23,934
Derivatives (trading and hedging)	44,779	—	3,739	2,206	5,442	16,965	16,427

LIABILITIES —
Deposits from central banks	16,762	2,419	8,737	2,441	3,165	—	—
Deposits from credit institutions	49,573	4,906	22,412	4,090	5,975	6,581	5,609
Deposits from customers	253,722	101,140	68,804	27,025	35,176	16,440	5,137
Debt certificates (including bonds)	101,329	—	9,788	13,516	12,072	45,470	20,483
Subordinated liabilities	16,250	69	913	1	872	3,582	10,813
Other financial liabilities	8,453	5,000	1,152	385	203	1,371	342
Short positions	2,700	—	24	—	23	—	2,653
Derivatives (trading and hedging)	41,534	—	2,693	3,108	6,310	15,537	13,886

			Up to 1	1 to 3	3 to 12	1 to 5	Over 5
2007	Total	Demand	Month	Months	Months	Years	Years
	Millions of euros

ASSETS —
Cash and balances with central banks	22,561	22,532	29	—	—	—	—
Loans and advances to credit insititutions	24,392	3,764	12,246	2,519	2,301	2,703	859
Loans and advances to customers	319,671	7,220	30,338	23,778	46,226	87,414	124,695
Debt securities	81,715	516	1,719	24,726	8,964	20,884	24,906
Other assets	—	—	—	—	—	—	—
OTC derivatives	—	—	—	—	—	—	—

LIABILITIES —
Deposits from central banks	27,256	117	25,013	1,435	691	—	—
Deposits from credit institutions	60,395	6,696	36,665	4,063	5,258	5,657	2,055
Money market operations through counterparties	—	—	—	—	—	—	—
Deposits from customers	218,541	74,605	51,671	15,815	36,390	34,404	5,656
Debt certificates (including bonds)	101,875	5,987	7,391	4,191	14,878	44,178	25,249
Subordinated liabilities	15,397	1,200	495	15	583	2,722	10,382
Other financial liabilities	6,239	3,810	1,372	182	450	372	53
OTC derivatives	—	—	—	—	—	—	—

			Up to 1	1 to 3	3 to 12	1 to 5	Over 5
2006	Total	Demand	Month	Months	Months	Years	Years
	Millions of euros

ASSETS —
Cash and balances with central banks	12,496	12,446	50	—	—	—	—
Loans and advances to credit insititutions	21,205	4,705	9,306	1,271	2,166	3,131	626
Loans and advances to customers	264,139	2,919	23,196	21,555	37,308	71,728	107,433
Money market operations through counterparties	—	—	—	—	—	—	—
Debt securities	68,537	379	1,272	16,223	7,068	16,461	27,134
Other assets	—	—	—	—	—	—	—
OTC derivatives	—	—	—	—	—	—	—

LIABILITIES —
Deposits from central banks	15,191	1,802	11,041	1,850	498	—	—
Deposits from credit institutions	42,285	2,529	22,017	5,268	5,968	4,460	2,043
Money market operations through counterparties	—	—	—	—	—	—	—
Deposits from customers	186,035	77,654	46,488	12,352	16,412	27,295	5,834
Debt certificates (including bonds)	85,670	3,453	5,629	2,989	9,952	41,985	21,662
Subordinated liabilities	13,411	—	—	560	631	3,435	8,785
Other financial liabilities	6,771	4,552	1,596	262	210	147	4
OTC derivatives	—	—	—	—	—	—	—

In the wake of the exceptional circumstances unfolding in the international financial markets, notably from the second half of 2008, the European governments committed to taking the opportune measures to try to resolve the issues confronting bank funding and the ramifications of constrained funding on the real economy with a view to safeguarding the stability of the international financial system. The overriding goals underpinning these measures were to ensure sufficient liquidity to enable financial institutions to function correctly, to facilitate the funding of banks, to provide financial institutions with additional capital resources where needed so as to continue to ensure the proper financing of the economy, to ensure that applicable accounting standards are sufficiently flexible to take into consideration current exceptional market circumstances and to reinforce and improve cooperation among European nations.

Framed by this general philosophy, the following measures were passed into law in Spain during the fourth quarter of 2008:

•	Royal Decree-Law 6/2008, of October 10, creating the Spanish Financial Asset Acquisition Fund, and Order EHA/3118/2008, dated October 31, enacting this Royal Decree. The purpose of the fund, which is managed by Spain’s economy ministry and has an initial endowment of €30 billion, extendable to €50 billion, is to acquire, with public financing and based on market criteria, via auctions, financial instruments issued by the banks and cajas and securitization funds containing Spanish assets, secured by loans extended to individuals, companies and non-financial corporates.

•	Royal Decree-Law 7/2008, of October 13, on Emergency Economic Measures in connection with the Concerted Euro Area Action Plan, and Order EHA/3364/2008, dated November 21, enacting article 1 of the aforementioned Royal Decree, including the following measures:

The extension of state guarantees to secure bills, debentures and bonds issued by credit entities resident in Spain since October 14, 2008. Debt issued availing this state guarantee must: form part of individual operations or issuance programs; not be subordinated or secured by any other class of guarantee; be traded on official Spanish secondary markets; mature within 3 months and 3 years, although this maturity can be extended to 5 years subject to prior notification to the Bank of Spain; be fixed or floating rate, subject to special conditions for floating-rate debt; be repaid in a single installment at maturity; not have any options or other derivatives attached; and, have a nominal value of €10 million or more. The deadline for granting state guarantees is December 31, 2009 and the total amount of guarantees that can be extended in 2008 is €100 billion.

Authorization, on an exceptional basis, until December 31, 2009, for the Spanish economy ministry to acquire securities, including preferential shares and other non-voting equity instruments, issued by credit entities resident in Spain that need to reinforce their capital and so request.

The Bank is entitled to avail of the aforementioned measures under the umbrella of its risk management policy. However, at the date of preparation of the accompanying financial statements, the Group has not had to resort to using these facilities thanks to its exceptional liquidity management.

7.4  Risk concentrations

The table below depicts the Group’s financial instruments by classes and geographic markets, disregarding valuation adjustments, as of December 31, 2008:

		Europe
		Except		Latin
Risks on Balance	Spain	Spain	USA	America	Rest	Total
	Millions of euros

Financial assets held for trading	20,489	30,251	4,566	16,120	1,873	73,299
Debt securities	7,799	5,926	652	11,563	616	26,556
Equity instruments	2,332	1,376	80	1,071	938	5,797
Derivatives	10,358	22,949	3,834	3,486	319	40,946
Other financial assets designated at fair value through profit or loss	245	24	442	1,042	1	1,754
Debt securities	63	—	441	12	—	516
Equity instruments	182	24	1	1,030	1	1,238
Available-for-sale portfolio	15,233	10,460	9,633	8,449	2,999	46,774
Debt securities	11,811	9,970	8,889	8,368	924	39,962
Equity instruments	3,422	490	744	81	2,075	6,812
Loans and receivables	215,030	44,394	38,268	69,534	8,162	375,388
Loans and advances to credit institutions	6,556	15,848	2,479	7,466	1,330	33,679
Loans and advances to customers	208,474	28,546	35,498	61,978	6,826	341,322
Debt securities	—	—	291	90	6	387
Held-to-maturity investments	2,396	2,889	—	—	—	5,285
Hedging derivatives	439	2,789	270	309	26	3,833

Total	253,832	90,807	53,179	95,454	13,061	506,333

		Europe
		Except		Latin
Risks Off-Balance	Spain	Spain	USA	America	Rest	Total

Financial guarantees	16,843	8,969	3,456	4,721	1,963	35,952
Other contingent exposures	45,039	22,366	16,194	13,559	1,739	98,897

Total	61,882	31,335	19,650	18,280	3,702	134,849

The breakdown of the main balances in the consolidated balance sheets as of December 31, 2008 and 2007 held in foreign currency are broken down into the main currencies of denomination in Note 2.2.4.

8.	FAIR VALUE OF FINANCIAL INSTRUMENTS

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

If there is no market price for a given asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, by using mathematical measurement models sufficiently tried and trusted by the international financial community. The models we most frequently use are the present value method, Monte Carlo, and Black-Scholes. The estimates used in such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent to the measurement models developed and the possible inaccuracies of the assumptions required by these models may signify that the fair value of an asset or liability that is estimated does not coincide exactly with the price for which the asset or liability could be exchanged or settled on the date of its measurement.

Determining the fair value of financial instruments

Following is a comparison of the carrying amounts of the Group’s financial assets and liabilities and their respective fair values as of December 31, 2008, 2007 and 2006:

	2008		2007		2006
	Book	Fair	Book	Fair	Book	Fair
	Value	Value	Value	Value	Value	Value
	Millions of euros

Assets
Cash and balances with central banks	14,659	14,659	22,581	22,581	12,515	12,515
Financial assets held for trading	73,299	73,299	62,336	62,336	51,791	51,791
Other financial assets designated at fair value through profit or loss	1,755	1,755	1,167	1,167	977	977
Available-for-sale financial assets	47,780	47,780	48,432	48,432	42,256	42,267
Loans and receivables	369,494	381,845	337,765	345,505	279,658	287,590
Held-to-maturity investments	5,282	5,221	5,584	5,334	5,906	5,757
Hedging derivatives	3,833	3,833	1,050	1,050	1,963	1,963
Liabilities
Financial assets held for trading	43,009	43,009	19,273	19,273	14,923	14,923
Other financial liabilities designated at fair value through profit or loss	1,033	1,033	449	449	582	582
Financial liabilities at amortised cost	450,605	447,722	431,856	425,265	351,405	347,557
Hedging derivatives	1,226	1,226	1,807	1,807	2,280	2,280

For financial instruments that are not carried at fair value, fair value was calculated in the following manner:

•	The fair value of “Cash and balances with central banks”, which are short term by their very nature, is equivalent to their carrying amount.

•	The fair value of “Held-to-maturity investments” corresponds to their quoted price in active markets.

•	The fair values of “Loans and receivables” and “Financial liabilities at amortized cost” was estimated by discounting estimated cash flows to present value using the market interest rates prevailing at each year-end.

For financial instruments which are carried at fair value, the measurement processes used are set forth below:

•	Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and linked to active markets (Level 1). This level includes listed debt securities, other listed equity instruments, derivatives in organized markets and mutual funds.

•	Measurement using valuation techniques the inputs for which are drawn from market observable data (Level 2). They are measured using discounted cash flow methodology using market observable interest rate and spread curves. This level includes unlisted debt securities, other unlisted equity instruments and OTC derivatives (swaps, forward contracts, credit default swaps (CDS), etc).

•	Measurement using valuation techniques, where some of the inputs are not taken from market observable data (Level 3). Model selection and validation is undertaken at the independent business units.

The following table sets forth the main valuation techniques used in the estimation of fair value in level 3, based of the financial instruments at fair value as of December 31, 2008:

Assumptions not
Financial Instruments	Valuation Techniques	Obsevable in Market

Debt securities	Time to default model. ABSs were measured by discounted cash flow. Future prepayments are calculated on the basis of conditional prepayment rates supplied by issuers. CDOs are valued by the time-to-default model. The model is based on a statistical Gaussian Copula as a measure of probability of default. The BBVA Group uses a correlation input extrapolated from the correlation of the various tranches of the indices (ITRAXX and CDX) with the underlying portfolio of our CDOs, using the expected loss as the basis of realisation.	Credit Spread Correlation of defaults
Other equity instruments	Present value method	Credit Spread
Trading derivatives	Present value method and “Libor Market” model for valuation of forward and future rate agreements (FRA). Options are measured using widely accepted valuation models, factoring in implied volatility observations. The models used most often are the Montecarlo, numerical integration and Black-Scholes models for equity and currency options while the models used most extensively to value interest rate options are the Black 76, Hull & White and Black-Derman-Toy models.	Correlation decay Vol-of-Vol; Rever Factor; Volatility- Spot Correlation
Short positions	Present value method
Hedging derivatives (assets and liabilities)	Present value method. Black 76 for caps, collars and floors.

The following are the principal assumptions used in the valuation of the financial instruments listed in the table above that are measured by means of internal models in which non-observable market data is utilized:

•	Credit Spread: The spread between the yield of a free risk asset (e.g.Treasury securities) and the yield of any other security that are identical in all respects except for quality rating. Spreads are considered as level 3 inputs to fair value when referred to illiquid issues. Based on spread of similar entities.

•	Correlation decay: It is the factor that allows us to calculate how the correlation evolves between the different pairs of forward rates.

•	Vol-of-Vol: Volatility of implicit volatility of the spot. It is a statistical measure of the changes of the spot volatility.

•	Reversion Factor: it is the speed with the spot volatility reverts to its average value.

•	Volatility — Spot Correlation: is a statistical measure of the linear relationship (correlation) between the spot price of a security and its volatility.

The following table depicts the main financial instruments carried at fair value as of December 31, 2008 and 2007, broken down by the valuation technique level used to determine fair value:

	2008			2007
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	Millions of euros

ASSETS
Financial assets held for trading (Note 10)	29,096	43,257	946	44,880	17,247	210
Debt securities (Note 10.2)	22,227	4,015	314	34,265	4,031	96
Other equity instruments (Note 10.3)	5,348	89	360	9,149	30	1
Trading derivatives (Note 10.4)	1,521	39,153	272	1,466	13,185	113
Other financial assets designated at fair value through profit or loss (Note 11)	923	831	—	1,116	51	—
Debt securities	515	1	—	370	51	—
Other equity instruments	408	830	—	746	—	—
Available-for-sale financial assets (Note 12)	24,640	19,679	2,905	37,590	10,445	397
Debt securities	19,274	19,384	1,173	35,587	1,452	297
Other equity instruments	5,366	295	1,732	2,003	8,993	100
Hedging derivatives (Nota 15)	444	3,386	2	389	661	—

LIABILITIES
Financial liabilities held for trading (Note 10)	4,517	38,408	84	1,506	17,691	76
Trading derivatives (Note 10.4)	1,817	38,408	84	—	17,464	76
Short positions (Note 10.1)	2,700	—	—	1,506	227	—
Other financial liabilities designated at fair value through profit or loss (Note 11)	—	1,033	—	449	—	—
Hedging derivatives (Note 15)	564	662	—	502	1,305	—

Certain structured instruments of credit for which previously an active market existed have included in the Level 3 since, as a result of the changes in the economic conditions, they have turned in iliquid, being necessary to change method to determine its fair value. The amount of reclassified assets to Level 3 in 2008 was €2,566 millions.

As of December 31, 2008, the amount of gains no realized recognized in the accompanying consolidated income statement is a credit of €33 million.

As of December 31, 2008, the above table includes structured credit instruments, which book value was €7,548 million, of which 87.48% is guaranteed by insurance agencies and companies. The aforementioned amount was recognized in the held for trading portfolio (€569 million) and in the available-for-sale portfolio (€6,979 million).

Financial instruments at cost

The Group had equity instruments, derivatives with equity instruments as the underlying and certain discretionary profit sharing arrangements that were recognized at cost in Group’s consolidated balance sheet as their fair value could not be reliably determined. As of December 31, 2008, the balance of these financial instruments carried at cost at year-end amounted to €556 million. These instruments are currently classified in the available-for-sale portfolio.

The fair value of these instruments could not be reliably estimated because they correspond to investments in companies that are not quoted on organized markets and any valuation technique employed would entail the use of a significant number of non-observable inputs.

The table below outlines the financial assets and liabilities carried at cost that were sold in 2008:

		Carrying
	Amount	Amount At	Gains/
	of Sale	Sale Date	losses
	Millions of euros

Sale of instruments at cost	219	147	72

Loans and financial liabilities through profit or loss

As of December 31, 2008, 2007 and 2006 there are not registered loans and financial liabilities (different of indicated in the present consolidated statements) as through profit or loss in the accompanying consolidated balance sheets.

9.	CASH AND BALANCES WITH CENTRAL BANKS

The breakdown of the balance of this heading in the consolidated balance sheets as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Cash	3,915	2,938	2,756
Balances at the Bank of Spain	2,391	11,543	2,705
Balances at other central banks	8,336	8,080	7,035

Total gross	14,642	22,561	12,496

Accrued interests	17	20	19

Total	14,659	22,581	12,515

10.	FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING

10.1.  BREAKDOWN OF THE BALANCE

The breakdown of the balances of these headings in the consolidated balance sheets as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Assets —
Debt securities	26,556	38,392	30,426
Other equity instruments	5,797	9,180	9,949
Trading derivatives	40,946	14,764	11,416

Total	73,299	62,336	51,791

Liabilities —
Trading derivatives	40,309	17,540	13,218
Short positions	2,700	1,733	1,705

Total	43,009	19,273	14,923

10.2.  DEBT INSTRUMENTS

The breakdown by type of instrument of the balance of this heading in the consolidated balance sheets as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Issued by central banks	378	208	623
Spanish government bonds	6,453	5,043	3,345
Foreign government bonds	13,947	22,709	16,971
Issued by Spanish financial institutions	578	1,436	1,572
Issued by foreign financial institutions	2,247	4,584	4,780
Other fixed debt securities	2,953	4,412	3,135

Total	26,556	38,392	30,426

10.3.  EQUITY INSTRUMENTS

The breakdown of the balance of this heading in the consolidated balance sheets as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Shares of Spanish companies	2,332	2,996	5,498
Credit institutions	444	237	672
Other	1,888	2,759	4,826
Shares of foreign companies	3,465	6,184	4,451
Credit institutions	205	602	526
Other	3,260	5,582	3,925
Total	5,797	9,180	9,949

10.4.  TRADING DERIVATIVES

The trading derivatives portfolio arises from the Group’s need to manage the risks incurred by it in the course of its normal business activity, mostly for the positions held with customers. Trading derivatives are principally contracted in non organized markets, with credit entities as counterpart and related to foreign currencies risk, interest risk and equity securities.

The detail, by transaction type and market, of the balances of this heading in the consolidated balance sheets as of December 31, 2008, 2007 and 2006 was as follows shown the organized markets and non organized markets:

		Interest	Equity
	Currency	Rate	Price	Commodities	Credit	Other
2008	Risk	Risk	Risk	Risk	Risk	Risks	Total
	Millions of euros

Organised markets	—	5	(228)	—	2	—	(221)
Financial futures	—	—	4	—	—	—	4
Options	—	5	(232)	—	2	—	(225)
Other products	—	—	—	—	—	—	—
OTC markets	(1,491)	1,288	674	92	296	—	859
Credit institutions	(1,676)	(1,652)	(165)	15	(196)	—	(3,674)
Forward transactions	(978)	—	—	—	—	—	(978)
Future rate agreements (FRAs)	—	68	—	—	—	—	68
Swaps	(672)	(1,580)	154	15	(196)	—	(2,279)
Options	(26)	(140)	(319)	—	—	—	(485)
Other financial Institutions	(112)	1,335	(151)	27	582	—	1,681
Forward transactions	(110)	—	—	—	—	—	(110)
Future rate agreements (FRAs)	—	—	—	—	—	—	—
Swaps	—	1,278	24	12	582	—	1,896
Options	(2)	57	(175)	15	—	—	(105)
Other sectors	297	1,605	990	50	(90)	—	2,852
Forward transactions	378	—	—	—	—	—	378
Future rate agreements (FRAs)	—	—	—	—	—	—	—
Swaps	10	1,482	49	62	(90)	—	1,513
Options	(91)	119	962	(12)	—	—	978
Other products	—	4	(21)	—	—	—	(17)

Total	(1,491)	1,288	446	92	296	—	638

of which: Asset Trading Derivatives	10,940	22,574	5,081	174	2,174	2	40,945

of which: Liability Trading Derivatives	(12,431)	(21,281)	(4,636)	(81)	(1,878)	(2)	(40,309)

		Interest	Equity
	Currency	Rate	Price	Commodities	Credit	Other
2007	Risk	Risk	Risk	Risk	Risk	Risks	Total
	Millions of euros

Organised markets	(1)	1	214	1	—	—	215
Financial futures	—	—	2	—	—	—	2
Options	(1)	—	212	1	—	—	212
Other products	—	1	—	—	—	—	1
OTC markets	(1,762)	764	(2,063)	2	50	18	(2,997)
Credit institutions	(1,672)	(417)	(1,140)	2	115	15	(3,103)
Forward transactions	(1,379)	—	—	—	—	—	(1,379)
Future rate agreements (FRAs)	—	70	—	—	—	—	70
Swaps	(343)	(328)	(287)	2	—	—	(956)
Options	50	(149)	(853)	—	—	9	(943)
Other products	—	(10)	—	—	115	—	105
Other financial Institutions	(160)	1,716	(840)	—	91	—	807
Forward transactions	(161)	—	(2)	—	—	—	(163)
Future rate agreements (FRAs)	—	—	—	—	—	—	—
Swaps	—	1,695	22	—	—	—	1,717
Options	1	21	(860)	—	—	—	(838)
Other products	—	—	—	—	91	—	91
Other sectors	70	(535)	(83)	—	(156)	3	(701)
Forward transactions	27	—	(1)	—	—	—	26
Future rate agreements (FRAs)	—	—	—	—	—	—	—
Swaps	(1)	(646)	(251)	—	—	—	(898)
Options	44	111	169	—	—	3	327
Other products	—	—	—	—	(156)	—	(156)

Total	(1,763)	765	(1,849)	3	50	18	(2,782)

of which: Asset Trading Derivatives	2,038	9,866	2,497	21	307	35	14,764

of which: Liability Trading Derivatives	(3,800)	(9,101)	(4,345)	(18)	(258)	(23)	(17,540)

		Interest	Equity
	Currency	Rate	Price	Commodities	Credit	Other
2006	Risk	Risk	Risk	Risk	Risk	Risks	Total
	Millions of euros

Organised markets	(747)	—	270	2	—	1	(474)
Financial futures	13	—	1	—	—	—	14
Options	(760)	—	269	2	—	1	(488)
Other products	—	—	—	—	—	—	—
OTC markets	(240)	587	(1,654)	5	(4)	(22)	(1,328)
Credit institutions	(267)	(297)	(637)	1	(9)	(22)	(1,231)
Forward transactions	8	—	—	1	—	—	9
Future rate agreements (FRAs)	—	44	—	—	—	—	44
Swaps	(269)	(177)	(24)	—	—	—	(470)
Options	(6)	(164)	(613)	—	(9)	(22)	(814)
Other products	—	—	—	—	—	—	—
Other financial Institutions	(5)	953	(570)	—	3	—	381
Forward transactions	(3)	—	—	—	—	—	(3)
Future rate agreements (FRAs)	—	—	—	—	—	—	—
Swaps	—	1,045	7	—	—	—	1,052
Options	(2)	(92)	(577)	—	3	—	(668)
Other products	—	—	—	—	—	—	—
Other sectors	32	(69)	(447)	4	2	—	(478)
Forward transactions	2	—	—	—	—	—	2
Future rate agreements (FRAs)	—	—	—	—	—	—	—
Swaps	—	(346)	(396)	4	—	—	(738)
Options	30	277	(51)	—	2	—	258
Other products	—	—	—	—	—	—	—

Total	(987)	587	(1,384)	7	(4)	(21)	(1,802)

of which: Asset Trading Derivatives	469	8,518	2,262	35	81	51	11,416

of which: Liability Trading Derivatives	(1,456)	(7,931)	(3,646)	(28)	(85)	(72)	(13,218)

11.	OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2008, 2007 and 2006, based on the nature of the related transactions, was as follows:

	2008	2007	2006
	Millions of euros

Assets
Debt securities	516	421	56
Unit-Linked products	516	421	56
Equity instruments	1,238	746	921
Unit-Linked products	921	329	472
Other securities	317	417	449

Total	1,754	1,167	977

Liabilities
Other financial liabilities	1,033	449	582
Unit-Linked products	1,033	449	582

Total	1,033	449	582

12.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

12.1.  BREAKDOWN OF THE BALANCE

The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2008, 2007 and 2006, based on the nature of the related transactions, was as follows:

	2008	2007	2006
	Millions of euros

Debt securities	39,831	37,336	32,218
Other equity instruments	7,949	11,096	10,037

Total	47,780	48,432	42,255

12.2  DEBT SECURITIES

The detail of the balance of the heading “Debt securities” as of December 31, 2008, 2007 and 2006, based on the nature of the related transactions, was as follows:

	Unrealized	Unrealized	Fair
2008	Gains	Losses	Value
	Millions of euros

Domestic	229	(62)	11,910
Spanish Government and other Spanish Government securities	138	—	6,371
Other debt securities	91	(62)	5,539
International —	586	(774)	27,920
United States -	155	(286)	10,442
Government securities	15	(1)	840
US Treasury and other US Government agencies	—	—	444
States and political subdivisions	15	(1)	396
Other securities	140	(285)	9,602
Other Countries	431	(488)	17,478
Securities of other foreign Governments	261	(232)	9,653
Other debt securities	170	(256)	7,825

Total net	815	(836)	39,830

	Unrealized	Unrealized	Fair
2007	Gains	Losses	Value
	Millions of euros

Domestic	150	(77)	10,161
Spanish Government and other Spanish Government securities	79	(31)	5,274
Other debt securities	71	(46)	4,887
International —	737	(287)	27,175
United States -	50	(45)	9,056
Government securities	6	(2)	579
US Treasury and other US Government agencies	1	—	61
States and political subdivisions	5	(2)	518
Other securities	44	(43)	8,477
Other Countries	687	(242)	18,119
Securities of other foreign Governments	562	(128)	11,278
Other debt securities	125	(114)	6,841

Total net	887	(364)	37,336

	Unrealized	Unrealized	Fair
2006	Gains	Losses	Value
	Millions of euros

Domestic	291	(18)	9,494
Spanish Government and other Spanish Government securities	279	(16)	6,859
Other debt securities	12	(2)	2,635
International —	852	(130)	22,724
United States -	13	(21)	5,506
Government securities	3	(2)	653
US Treasury and other US Government agencies	3	(2)	343
States and political subdivisions	—	—	310
Other securities	10	(19)	4,853
Other Countries	839	(109)	17,218
Securities of other foreign Governments	588	(60)	10,386
Other debt securities	251	(49)	6,832

Total net	1,143	(148)	32,218

12.3  OTHER EQUITY INSTRUMENTS

The breakdown of the balance of the heading “Other equity instruments” by nature of the operations as of December 31, 2008, 2007 and 2006 was as follows:

	Unrealized	Unrealized	Fair
2008	Gains	Losses	Value
	Millions of euros

Other equity instruments listed	1,190	(236)	7,082
Shares of Spanish companies	1,189	(95)	4,639
Credit institutions	—	(9)	22
Other entities	1,189	(86)	4,617
Shares of foreign companies listed	1	(141)	2,443
United States	—	(11)	28
Other countries	1	(130)	2,416
Other equity instruments unlisted	7	(1)	867
Shares of Spanish companies	—	(1)	36
Credit institutions	—	—	1
Other entities	—	(1)	35
Shares of foreign companies unlisted	7	—	831
United States	—	—	626
Other countries	7	—	205

TOTAL	1,197	(237)	7,949

	Unrealized	Unrealized	Fair
2007	Gains	Losses	Value
	Millions of euros

Other equity instruments listed	4,449	(24)	10,797
Shares of Spanish companies	3,322	—	7,032
Credit institutions	4	—	35
Other entities	3,318	—	6,997
Shares of foreign companies listed	1,127	(24)	3,765
United States	—	(1)	419
Other countries	1,127	(23)	3,346
Other equity instruments unlisted	52	(5)	299
Shares of Spanish companies	64	(5)	132
Credit institutions	—	—	2
Other entities	64	(5)	130
Shares of foreign companies unlisted	(12)	—	167
United States	—	—	70
Other countries	(12)	—	97

TOTAL	4,501	(29)	11,096

	Unrealized	Unrealized	Fair
2006	Gains	Losses	Value
	Millions of euros

Other equity instruments listed	3,628	(15)	9,867
Shares of Spanish companies	2,817	—	7,342
Shares of foreign companies listed	811	(15)	2,525
United States	1	—	28
Other countries	810	(15)	2,497
Other equity instruments unlisted	—	—	170
Shares of Spanish companies	—	—	39
Shares of foreign companies unlisted	—	—	131
United States	—	—	26
Other countries	—	—	105

TOTAL	3,628	(15)	10,037

12.4  GAINS/LOSSES

The amount of gains/losses, net of taxs, recognised in the heading of equity “Valuation adjustment — Available-for-sale assets” as of December 31, 2008 was as follow:

	2008	2007	2006
	Millions of euros

Acumulated gains/losses	931	3,546	3,323

These unrealised losses are considered temporary, because they have mainly arisen in a period shorter than one year and the decline is mainly attributable to adverse interest rate movements.

The changes of accumulated gains/losses, net of tax, in the year 2008, 2007, and 2006 were as follow:

	2008	2007	2006
	Millions of euros

Balance at beginning of year	3,546	3,323	3,002
Measurement gains and losses	(2,065)	1,857	1,264
Income tax	1,172	(97)	178
Amounts transfers to income(*)	(1,722)	(1,537)	(1,121)

Balance at end of year	931	3,546	3,323

Of which:
Equity instruments	1,047	3,215	2,620
Debt securities	(116)	331	703

(*)	Registered in the heading “Gains and losses on financial instruments (net)” of the consolidated income statement (Note 42)

13.	LOANS AND RECEIVABLES

13.1.  BREAKDOWN OF THE BALANCE

The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2008, 2007 and 2006, based on the nature of the related financial instrument, is as follows:

	2008	2007	2006
	Millions of euros

Loans and advances to credit institutions	33,856	24,527	21,264
Loans and advances to customers	335,260	313,178	258,317
Debt securities	378	60	77

Total	369,494	337,765	279,658

13.2.  LOANS AND ADVANCES TO CREDIT INSTITUTIONS

The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2008, 2007 and 2006, based on the nature of the related financial instrument, was as follows:

	2008	2007	2006
	Millions of euros

Reciprocal accounts	390	138	131
Deposits with agreed maturity	8,005	9,388	9,469
Demand deposits	6,433	834	439
Other accounts	9,250	4,610	5,675
Reverse repurchase agreements	9,601	9,422	5,490

Total gross	33,679	24,392	21,204

Valuation adjustments	177	135	60
Impairment losses	(74)	(10)	(6)
Accrued interest and fees	223	107	63
Hedging derivatives and others	28	38	3

Total	33,856	24,527	21,264

13.3.  LOANS AND ADVANCES TO CUSTOMERS

The detail, by loan type and status, of the balance of this heading in the consolidated balance sheets as of December 31, 2008, 2007 and 2006, was as follows:

	2008	2007	2006
	Millions of euros

Financial paper	587	387	9
Commercial credit	29,215	36,108	22,453
Secured loans	145,522	135,557	116,737
Credit accounts	21,593	23,835	21,700
Other loans	111,597	94,695	78,990
Reverse repurchase agreements	1,658	2,000	1,526
Receivable on demand and other	13,372	14,582	12,182
Finance leases	9,341	9,149	8,053
Impaired assets	8,437	3,358	2,492

Total gross	341,322	319,671	264,142

Valuation adjustments	(6,062)	(6,493)	(5,825)
Impairment losses	(7,431)	(7,138)	(6,420)
Accrued interests and fees	719	549	341
Hedging derivatives and others	650	96	254

Total	335,260	313,178	258,317

The Group, via several of its banks, provides its customers with financing to purchase assets, including movable and immovable property, in the form of the finance lease arrangements recognized under this heading. The breakdown of these finance leases as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Movable property	6,114	5,982	4,700
Inmovable property	3,271	3,166	3,353
Fixed rate	33%	28%	10%
Variable rate	67%	72%	90%

As of December 31, 2008, unaccrued finance revenue from finance leases granted to customers amounted to €119 million. The unsecured residual value of those contracts totalled €519 million. Impairment losses determined collectively on finance lease arrangements meanwhile totalled €15 million.

The “Loans to individuals” subheading includes certain securitized loans that have not been derecognized since the Group has retained Group substantially all the related risks or rewards due to the fact that it has granted subordinated financing or other types of credit enhancements that absorb either substantially all expected credit losses on the asset transferred or the probable variation in attendant net cash flows.

The on-balance sheet amounts of said securitized loans not derecognized as of December 31, 2008, 2007 and 2006 are set forth below:

	2008	2007	2006
	Millions of euros

Securitised mortgage assets	34,012	17,214	2,320
Other securitised assets	10,341	11,007	6,736
Commercial and industrial loans	2,634	3,097	1,975
Leasing	2,238	2,361	—
Loans to individuals	5,124	5,154	4,741
Other	345	395	20

Total	44,353	28,221	9,056

Of which:
Liabilities associated to assets retained on the balance sheet(*)	14,948	19,249	8,807

(*)	These liabilities are recognized under “Financial liabilities at amortized cost — Debt certificates” in the accompanying consolidated balance sheets. (Note 22.4).

Meanwhile, certain other securitized loans have been derecognized where substantially all attendant risks or benefits were effectively transferred.

As of December 31, 2008, 2007 and 2006, the outstanding balances of derecognized securitized loans were as follows:

	2008	2007	2006
	Millions of euros

Securitised mortgage assets	132	173	209
Other securitised assets	413	585	849

Total	545	758	1,058

14.	HELD-TO-MATURITY INVESTMENTS

As of December 31, 2008, 2007 and 2006, the detail of the balance of this heading in the consolidated balance sheets was as follows:

	Amortised	Unrealized	Unrealized	Fair
2008	Cost	Gains	Losses	Value
	Millions of euros

Domestic	2,392	7	(60)	2,339
Spanish Governments and other Spanish
Governments securities	1,412	7	(7)	1,412
Other debt securities	980	—	(53)	927
International	2,890	25	(33)	2,882
Securities of other foreign Governments	2,432	22	(17)	2,437
Other debt securities	458	3	(16)	445

Total	5,282	32	(93)	5,221

	Amortised	Unrealized	Unrealized	Fair
2007	Cost	Gains	Losses	Value
	Millions of euros

Domestic	2,402	—	(131)	2,271
Spanish Governments and other Spanish
Governments securities	1,417	—	(68)	1,349
Other debt securities	985	—	(63)	922
International	3,182	—	(119)	3,063

Total	5,584	—	(250)	5,334

	Amortised	Unrealized	Unrealized	Fair
2006	Cost	Gains	Losses	Value
	Millions of euros

Domestic	2,404	2	(69)	2,337
Spanish Governments and other Spanish
Governments securities	1,417	1	(40)	1,378
Other debt securities	987	1	(29)	959
International	3,502	5	(86)	3,421

Total	5,906	7	(155)	5,758

The foreign securities by the Group as of December 31, 2008, 2007 and 2006 in the held to maturity portfolio corresponds to European issuers.

The gross changes for December 31, 2008, 2007 and 2006 in the balance of this heading in the consolidated balance sheets were summarised as follows not considering impairment losses:

	2008	2007	2006
	Millions of euros

Balance at beginning of year	5,589	5,911	3,964
Acquisitions	—	—	2,211
Redemptions	(284)	(300)	(274)
Other	(20)	(22)	10

Balance at end of year	5,285	5,589	5,911

15.	HEDGING DERIVATIVES (RECEIVABLE AND PAYABLE)

The nature of principal risks hedges by the Group is analyzed in note 7.

As of December 31, 2008, 2007 and 2006, the main positions hedged by the Group and the derivatives assigned to hedge those positions are:

1. Fair value hedge:

•	Available for sale fixed rate debt securities: this risk is hedged using interest-rate derivatives (fixed- variable swaps).

•	Long term fixed rate debt issued by Group: this risk is hedged using interest-rate derivatives (fixed- variable swaps).

•	Available for sale equity securities: this risk is hedged using equity swaps.

•	Fixed rate loans: this risk is hedged using interest-rate derivatives (fixed- variable swaps).

2. Cash flow hedge: Most of the hedged items are floating interest rate loans: this risk is hedged using currency and interest rate swaps.

3. Net investment in a foreign operation hedge: Most of risks hedged are investments in foreign currency in foreign subsidiaries. This risk is hedged mainly with exchange rate options and forward currency purchase.

As of December 31, 2008, 2007 and 2006 there were no hedges of highly probable forecast transaction in the Group.

The detail of the fair value of the hedging derivatives held by the Group as of December 31, 2008, 2007 and 2006 recognized in the consolidated balance sheets was as follows:

		Interest
	Exchange	Rate
2008	Risk	Risk	Total
	Millions of euros

Non organised markets
Credit institutions	204	2,290	2,494
Fair value hedge	—	1,972	1,972
Cash flow hedge	104	338	443
Net investment in a foreign operation hedge	99	(20)	79
Other financial institutions	—	100	100
Fair value hedge	—	68	68
Cash flow hedge	—	32	32
Other sectors	11	1	13
Fair value hedge	—	1	1
Cash flow hedge	11	—	11

Total	215	2,391	2,606

of which: Asset Hedging Derivatives	227	3,606	3,833

of which: Liability hedging Derivatives	(11)	(1,215)	(1,226)

		Interest	Equity
	Exchange	Rate	Price
2007	Risk	Risk	Risk	Total
	Millions of euros

Organised Markets
Fair value hedge	(1)	—	—	(1)
Non organised markets
Credit institutions	18	(719)	(72)	(773)
Fair value hedge	—	(693)	(72)	(765)
Cash flow hedge	—	(26)	—	(26)
Net investment in a foreign operation hedge	18	—	—	18
Other financial institutions	8	144	(135)	17
Fair value hedge	—	100	(135)	(35)
Cash flow hedge	—	44	—	44
Net investment in a foreign operation hedge	8	—	—	8

Total	25	(575)	(207)	(757)

of which: Asset Hedging Derivatives	35	1,015	—	1,050

of which: Liability hedging Derivatives	(10)	(1,590)	(207)	(1,807)

	Interest	Equity
	Rate	Price
2006	Risk	Risk	Total
	Millions of euros

Non organised markets Credit institutions	(382)	(116)	(498)
Fair value hedge	(404)	(116)	(520)
Cash flow hedge	22	—	22
Other financial institutions	178	(3)	175
Fair value hedge	126	(3)	123
Cash flow hedge	52	—	52
Other sectors	9	(3)	6
Fair value hedge	9	(3)	6

Total	(195)	(122)	(317)

of which: Asset Hedging Derivatives	1,915	48	1,963

of which: Liability hedging Derivatives	(2,110)	(170)	(2,280)

The most significant forecasted cash flows that the Group has hedged, being its impact on the income statement expected in the following periods:

		More Than
		3 Months
	3 Months	but Less	From 1 to	More Than
	or Less	Than 1 Year	5 Years	5 Years
	Millions of Euros

Cash inflows from assets	174	399	330	148
Cash outflows from liabilities	75	217	313	205

The amounts previously recognized in equity from cash flow hedge that were removed from equity and included in consolidated income statement — in the heading “Gains or losses of financial assets and liabilities (net) or in the heading “Net Exchange differences” — during the years 2008 and 2007 €12 and €13 millions, respectively.

16.	NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE

The non-current assets held for sale recorded as assets in the accompanying consolidated balances sheets as of December 31, 2008 related to foreclosed assets for carrying out the guarantee to ensure the recovery of loans. These properties are assets available for sale, which is considered highly probable. The sale of most of these assets is expected to be completed within one year of the date on which they are classified as “non-current assets held for sale”.

As of December 31, 2008, 2007 and 2006, the changes in the heading “Non-current assets held for sale” of the consolidated balance sheets were as follow:

	2008	2007	2006
	Millions of euros

Revalued cost —
Balance at beginning of year	306	268	401
Additions	515	487	279
Retirements	(374)	(744)	(370)
Acquisition of subsidiaries in the year	—	15	17
Transfers	57	265	13
Exchange difference and other	2	15	(72)
Balance at end of year	506	306	268
Impairment —
Balance at beginning of year	66	82	170
Additions	38	38	61
Retirements	(22)	(43)	(105)
Transfers	25	8	6
Exchange difference and other	(45)	(19)	(50)
Balance at end of year	62	66	82

Balance total at end of year	444	240	186

As of December 31, 2008, 2007 and 2006, the balance of this heading related basically to foreclosed assets or recovered assets of finance leases. As of December 31, 2008, the balance of the foreclosed assets amounted to €333 million, €318 million of which corresponds to real state assets.

On March 4, 2008 BBVA Bancomer, S.A de C.V concluded the sale of its corporate headquarters, Centro Bancomer and its car park, with a gross gain of €61.3 million, recognized, as of December 31, 2008, in the heading “Gains in written off assets not classified as non-current assets held for sale” in the accompanying consolidated income statements of 2008. As of December 31, 2007 these assets were recognized in the heading “Tangible assets — Land and buildings for own use” (Note 19) in the accompanying consolidated balance sheets. Jointly with this operation BBVA Bancomer subscribed a contract for the renting of Centro Bancomer and its car park for a 3 year period extendable for 2 more years.

The fair value of the items included in non current assets held for sale was determined by reference to appraisals performed by companies registered as valuers in each of the geographical areas in which the assets are located.

In the case of Spain, the independent valuation and appraisal companies authorised by the Bank of Spain and entrusted with the appraisal of these assets were: Krata, S.A., Gesvalt, S.A., Alia Tasaciones, S.A., Tasvalor, S.A. and Trinsa, S.A.

Management provides the assumptions, including both quantitative and qualitative information, about the specified asset or liability to the third party valuation and appraisal companies. We primarily utilize the third-parties to accumulate the data from multiple sources and assemble a report that summarizes the information obtained. We then use that information to determine the fair value. The third-party valuation firm is supervised by our personnel who are knowledgeable about valuations and fair value. We evaluate the appropriateness of the valuation methodology utilized.

As of December 31, 2008, 2007 and 2006, there were no liabilities associated with non-current assets held for sale.

17.	INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD

17.1.  INVESTMENTS IN ASSOCIATES

The following table shows the detail of the most significant Group’s investments in associates as of December 31, 2008, 2007 and 2006:

Investments in Associates	2008	2007	2006
	Millions of euros

Citic International Financial Holdings Limited CIFH	541	432	—
Occidental Hoteles Management, S.L.(*)	128	131	—
Tubos Reunidos, S.A.	54	85	69
BBVA Elcano Empresarial II, S.C.R., S.A.	39	57	31
BBVA Elcano Empresarial, S.C.R., S.A.	39	57	31
Rest of companies	93	84	75

Total	894	846	206

(*)	Former Metropolitan Participaciones, S.L.

The detail of the balance and gross changes as of December 31, 2008, 2007 and 2006 in this heading of the consolidated balance sheets, were as follows:

	2008	2007	2006
	Millons of euros

Balance at beginning of year	846	206	946
Acquisitions:	655	626	28
Of which:
Citic International Financial Holdings Limited (CIFH)	655	432	—
Occidental Hoteles Management, S.L.	—	131	—
Disposals	(782)	—	(802)
Of which:
Tubos Reunidos, S.A.(*)	(41)	—	—
Transfers and others	(739)	—	—
Of which:	175	14	34

Balance at end of year	894	846	206

Of which:
Goodwill	217	119	4
CIFH	214	115	—
Other	3	4	4

(*)	Corresponds to the sale of the 0.853% of the capital stock in January 2008 (see appendix VI).

The following tables show the book value and the fair value of listed associates accounted for using the equity method as of December 31, 2008 and 2007, calculated on the base of its official listed:

	2008		2007
	Book	Fair	Book	Fair
Company	Value	Value	Value	Value
	Millions of euros

Tubos Reunidos, S.A.	54	85	85	241
Citic International Financial Holdings Limited(*)	—	—	432	355

(*)	Delisted from the Hong Kong stock exchange in November 2008.

Appendix V shows associate entities as of December 31, 2008.

Agreement with the CITIC Group

On November 22, 2006 BBVA reached an agreement with the banking group CITIC Group (“CITIC”) to develop a strategic alliance in the Chinese market. In accordance with this agreement, BBVA acquired in March 2007 a 14.58% ownership interest, for an investment of €483 million in “Citic International Financial Holdings” (“CIFH”) which develops its activity in Hong Kong, being quoted as well in the Hong Kong Stock Exchange. The investment in CIFH, despite representing less than 20%, is accounted for using the equity method because it exercises significant influence under the terms of this strategic agreement.

Under the terms of the same agreement, BBVA acquired in March 2007 a 4.83% ownership interest, for an investment of €719 million in “China Citic Bank” (“CNCB”).

In June of 2008, BBVA signed a new agreement with the CITIC Group. Under the terms of the new agreement, the Group committed to raising its interests in CIFH and CNCB to around 30% and 10%, respectively. As of December 31, 2008, the Group had increased its stakes in CIFH and CNCB to 29.68% and 9.93%, respectively.

The investment in CIFH was made in cash after this company delisted from the Hong Kong Stock Exchange. Subsequently, CIFH sold its investment in CNCB (15%) to its existing shareholders on a proportionate basis. This acquisition, coupled with the purchase of an additional 0.65% stake from the CITIC Group, raised BBVA’s ownership interest in CNCB at year-end 2008 to 9.93%. These acquisitions entailed a total payout of €926 million.

Subsequent to year-end, BBVA acquired an additional 0.14% of CNCB for €19 million, bringing its overall ownership interest to 10.07%, as had been agreed.

Under the terms of the new agreement, BBVA also has an option to acquire an additional percentage, subject to certain conditions, during a two-year period, which could bring its interest in CNCB to 15%. As of December 31, 2008 and 2007, BBVA’s interest in CNCB was including under “Available-for-sale financial assets” in the accompanying consolidated balance sheets (Note 12).

The Group considers that BBVA’s investment in CNCB is strategic, as it is the platform for developing its business in continental China and is also key to the development of international business initiatives together with CITIC. In addition, BBVA has the status of “sole strategic investor” at CNCB.

The role of strategic foreign investor in commercial banks in the People’s Republic of China entails compliance with the following principles: to invest with a long-term horizon, to upgrade corporate governance, to undertake business alliances and to fend off the competition. Under this framework, BBVA participates in the definition of key policies at CNCB through its representation on the Board of Directors (BBVA will have 2 out of 15 seats on the Board under the new agreement) and on the Strategy Committee (1 member out of a total of 6).

In addition, under the umbrella of its strategic commitment to CNCB, BBVA is working together with CNCB on the idea of signing cooperation alliances under profit sharing regimes in the car financing and private banking segments. All strategic cooperation between the two parties is developed under the guidance and oversight of the Cooperation Committee created to this end by BBVA and CNCB, with both entities equally represented. Along these lines, the two entities’ executives are in constant contact and there is an ongoing flow of information regarding business models, risk management and control tools and technology.

17.2.  INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

The jointly controlled entities that the Group has considered, because reflect the economic reality of such holdings, must be accounted by the “equity method” (Note 2.1.b) are registered in this heading of accompanying consolidated balance sheet.

The following table shows the detail of the most significant Group’s investments in jointly controlled entities as of December 31, 2008, 2007 and 2006:

Jointly Controlled Entities	2008	2007	2006
	Millions of euros

Corporación IBV Participaciones Empresariales S.A.	385	574	565
Fideicomiso F/403853-5 BBVA Bancomer SoS ZIBAT	20	—	—
Las Pedrazas Golf, S.L.	16	—	—
Dintransa Rentrucks, S.A.	15	—	—
Rest	137	122	118

Total	573	696	683

Of which
Goodwill
Grupo Profesional Planeación y Proyectos S.A. de C.V.	4	4	5
Dintransa Rentrucks, S.A.	8	—	—
Rest	4	2	—

	16	6	5

If the jointly controlled entities accounted for equity method had been accounted for proportionate method, the Group had been increased as follow, as of December 31, 2008, 2007 and 2006:

Increase	2008	2007	2006
	Millions of euros

Group’s Asset	910	1,009	1,017
Net interest income	139	122	88
Gross Income	17	40	297

Appendix V show jointly controlled entities consolidated using the equity method as of December 31, 2008.

17.3.	INFORMATION ABOUT ASSOCIATES AND JOINTLY CONTROLLED ENTITIES BY THE PROPORTIONATE CONSOLIDATION METHOD

The following table provides relevant information of the balance sheet and income statement of associates and jointly controlled entities by the proportionate consolidation method as of December 31, 2008, 2007 and 2006, respectively (Appendix V).

	2008		2007		2006
		Jointly		Jointly		Jointly
		Controlled		Controlled		Controlled
Items (*)	Associates	Entities	Associates	Entities	Associates	Entities
	Millions of euros

Current Assets	745	559	423	680	125	655
Non-current Assets	4,162	349	2,116	329	109	324
Current Liabilities	230	136	385	199	47	191
Non-current Liabilities	4,677	772	2,154	810	187	788

Net sales	210	102	181	109	131	145
Operating Income	99	17	64	40	21	297
Net Income	93	286	29	221	13	269

(*)	Non audited information

17.4.  NOTIFICATIONS ABOUT ACQUISITION OF HOLDINGS

The notifications on the acquisition and disposal of holdings in associates or jointly controlled, in compliance with Article 86 of the Spanish Corporations Law and Article 53 of the Securities Market Law 24/1988, are listed in Appendix VI.

17.5  IMPAIRMENT

During 2008 and 2007, the goodwill in associates and jointly controlled entities has not registered impairment.

During 2006, the goodwill in jointly controlled entities was impaired for €6 million.

18.	REINSURANCE ASSETS

This heading of the accompanying consolidated balance sheets reflects the amounts to receive from consolidated entities whose origins are reinsurance contracts with third parties.

As of December 31, 2008, 2007 and 2006, the detail of the balance of this heading in the consolidated balance sheets was as follows:

	2008	2007	2006
	Millions of euros

Reinsurance asset	29	43	32

19.	TANGIBLE ASSETS

As of December 31, 2008, 2007 and 2006, the detail and the change of the balance of this heading in the consolidated balance sheets based on the nature of the related items, were as follows:

						Assets
	Property, Plants and Equipment			Total		Leased Out
			Furniture,	Tangible		Under an
	Land and	Work in	Fixtures	Asset of	Investment	Operating
2008	Buildings	progress	and Vehicles	Own Use	Properties	Lease	Total
	Millions of euros

Revalued cost —
Balance at 1 January 2008	3,415	151	5,024	8,590	96	966	9,652
Additions	156	101	561	818	41	220	1,079
Retirements	(125)	(55)	(483)	(663)	(3)	(28)	(694)
Acquisition of subsidiaries in the year(*)	—	—	16	16	1,661	—	1,677
Disposal of entities in the year	(12)	(2)	(5)	(19)	—	—	(19)
Transfers	(326)	263	(22)	(85)	(8)	(162)	(255)
Exchange difference and other	(78)	(36)	(225)	(339)	(1)	—	(340)
Balance at 31 December 2008	3,030	422	4,866	8,318	1,786	996	11,100
Accumulated depreciation — Balance at 1 January 2008	(725)	—	(3,402)	(4,127)	(14)	(245)	(4,386)
Additions	(77)	—	(356)	(433)	(1)	(18)	(452)
Retirements	30	—	490	520	3	4	527
Acquisition of subsidiaries in the year(*)	—	—	(4)	(4)	(33)	—	(37)
Disposal of entities in the year	3	—	4	7	—	—	7
Transfers	11	—	4	15	—	—	15
Exchange difference and other	29	—	136	165	—	—	165
Balance at 31 December 2008	(729)	—	(3,128)	(3,857)	(45)	(259)	(4,161)
Impairment — Balance at 1 January 2008	(21)	—	(5)	(26)	(1)	(2)	(29)
Additions	(3)	—	—	(3)	(4)	(1)	(8)
Retirements	1	—	—	1	—	—	1
Acquisition of subsidiaries in the year(*)	—	—	—	—	—	—	—
Exchange difference and other	7	—	2	9	(3)	(2)	4
Balance at 31 December 2008	(16)	—	(3)	(19)	(8)	(5)	(32)

Net tangible assets — Balance at 1 January 2008	2,669	151	1,617	4,437	82	719	5,238

Balance at 31 December 2008	2,285	422	1,735	4,442	1,734	732	6,908

(*)	The balance under “Investment properties” has increased mainly due to the incorporation of the assets of Fondo Inmobiliario BBVA Propiedad (see Appendix II) which is fully consolidated following the acquisition by the Group in 2008 of a 95.65% stake.

						Assets
	Property, Plants and Equipment			Total		Leased
			Furniture,	Tangible		Out Under
	Land and	Work in	Fixtures and	Assets of	Investment	an Operating
2007	Buildings	Progress	Vehicles	Own Use	Properties	Lease	Total
	Millions of euros

Revalued cost —
Balance at 1 January 2007	3,088	24	4,974	8,086	76	881	9,043
Additions	501	138	577	1,216	38	213	1,467
Retirements	(116)	(29)	(165)	(310)	(2)	(16)	(328)
Acquisition of subsidiaries in the year	388	32	65	485	—	57	542
Disposal of entities in the year	—	—	(19)	(19)	(16)	(160)	(195)
Transfers	(272)	(8)	(174)	(454)	1	—	(453)
Exchange difference and other	(174)	(6)	(234)	(414)	(1)	(9)	(424)
Balance at 31 December 2007	3,415	151	5,024	8,590	96	966	9,652
Accumulated depreciation —
Balance at 1 January 2007	(798)	—	(3,445)	(4,243)	(14)	(231)	(4,488)
Additions	(54)	—	(340)	(394)	(3)	(79)	(476)
Retirements	6	—	114	120	—	77	197
Acquisition of subsidiaries in the year	(8)	—	(4)	(12)	—	(21)	(33)
Disposal of entities in the year	—	—	24	24	—	—	24
Transfers	65	—	81	146	—	—	146
Exchange difference and other	64	—	168	232	4	9	245
Balance at 31 December 2007	(725)	—	(3,402)	(4,127)	(13)	(245)	(4,385)
Impairment —
Balance at 1 January 2007	(27)	—	—	(27)	(1)	—	(28)
Additions	(6)	—	(5)	(11)	—	—	(11)
Retirements	3	4	—	7	—	—	7
Acquisition of subsidiaries in the year	—	—	—	—	—	(2)	(2)
Exchange difference and other	9	(4)	—	5	—	—	5
Balance at 31 December 2007	(21)	—	(5)	(26)	(1)	(2)	(29)

Net tangible assets - Balance at 1 January 2007	2,263	24	1,529	3,816	61	650	4,527

Balance at 31 December 2007	2,669	151	1,617	4,437	82	719	5,238

						Assets
	Property, Plants and Equipment			Total		Leased
			Furniture,	Tangible		Out Under
	Land and	Work In	Fixtures and	Assets Of	Investment	an Operating
2006	Buildings	Progress	Vehicles	Own Use	Properties	Lease	Total
	Millions of euros

Revalued cost —
Balance at 1 January 2006	3,153	19	4,976	8,148	93	630	8,871
Additions	58	32	436	526	—	304	830
Retirements	(14)	(15)	(195)	(224)	(5)	(187)	(416)
Acquisition of subsidiaries in the year	127	2	32	161	—	150	311
Disposal of entities in the year	(47)	—	(37)	(84)	—	—	(84)
Transfers	(18)	(7)	5	(20)	(1)	—	(21)
Exchange difference and other	(171)	(7)	(243)	(421)	(11)	(16)	(448)
Balance at 31 December 2006	3,088	24	4,974	8,086	76	881	9,043
Accumulated depreciation —
Balance at 1 January 2006	(796)	—	(3,483)	(4,279)	(15)	(164)	(4,458)
Additions	(68)	—	(266)	(334)	(1)	(48)	(383)
Retirements	13	—	160	173	1	13	187
Acquisition of subsidiaries in the year	—	—	(9)	(9)	—	(48)	(57)
Disposal of entities in the year	3	—	35	38	—	—	38
Transfers	7	—	1	8	—	—	8
Exchange difference and other	43	—	117	160	1	16	177
Balance at 31 December 2006	(798)	—	(3,445)	(4,243)	(14)	(231)	(4,488)
Impairment —
Balance at 1 January 2006	(28)	—	—	(28)	(1)	—	(29)
Additions	(4)	—	—	(4)	—	—	(4)
Retirements	8	—	—	8	—	—	8
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Exchange difference and other	(3)	—	—	(3)	—	—	(3)
Balance at 31 December 2006	(27)	—	—	(27)	(1)	—	(28)
Net tangible assets -

Balance at 1 January 2006	2,329	19	1,493	3,841	77	466	4,384

Balance at 31 December 2006	2,263	24	1,529	3,816	61	650	4,527

In March 2008, BBVA Bancomer realized the acquisition of two buildings in the city of Mexico, one of them located on the Paseo de la Reforma and the other in Parques Polanco, in which it will establish its new corporate headquarters. These acquisitions were recognized, as of December 31, 2008, in the heading “Tangible assets — Land and buildings for own use” in the accompanying consolidated balance sheets, for a total amount of €71 million.

The Group BBVA purchased, through a Real Estate company of the Group and in accordance with an agreement signed on June 19, 2007 with the “Group Gmp” (GMP), the “Parque Empresarial Foresta” located in a development area in the north of Madrid, where the new Corporate Headquarter will be build. This project has meant to the BBVA Group an investment of €434 million, recognized, as of December 31, 2008 and 2007, in the headings “Land and Buildings” and “works in progress” for an amount of €353 million and €81 million, respectively.

The land and buildings acquired in 2007 in the “Parque Empresarial Foresta”, for the purpose of building a new corporate headquarters, were not deemed impaired at either December 31, 2008 or 2007. The main activity of the Group is carried out through a network of banking offices located geographically as shown in the following table:

	Number of Branches
Area	2008	2007	2006

Spain	3,375	3,595	3,635
United States	4,267	4,291	3,742
Rest of the world	145	142	122

Total	7,787	8,028	7,499

As of December 31, 2008, 2007 and 2006, the percentage of branches which were leased from third parties in Spain was 47.3%, 47.3% and 46.9%, respectively. As of December 31, 2008, 2007 and 2006, the percentage of branches which were leased from third parties in Latin America was 61%, 56.7% and 60%, respectively.

Following the table shows the detail of tangible assets based on Spanish or foreign entities as of December 31, 2008, 2007 and 2006:

	2008	2007	2006
	Millions of euros

Foreign subsidiaries	2,276	2,271	2,670
BBVA, S.A. and Spanish subsidiaries	4,633	2,967	1,857

Total	6,909	5,238	4,527

Moreover, the amount of tangible assets under finance leases on which it is expected exercise the option to purchase was €2 million as December 31, 2008. As of December 31, 2007 and 2006 the amount of tangible assets under finance leases on which it is expected exercise the option to purchase was not significant.

20.	INTANGIBLE ASSETS

20.1.  GOODWILL

As of December 31, 2008, 2007 and 2006, the detail of the balance of this heading and the changes, according to the companies that originated them, was as follows:

	Balance at
	beginning of	Exchange		Balance at
2008	year	Differences	Other (*)	end of Year
	Millions of euros

BBVA USA Bancshares, Inc.	6,265	366	12	6,643
Grupo Financiero Bancomer, S.A. de C.V.	485	(79)	—	406
Hipotecaria Nacional S.A. C.V.	213	(35)	—	178
BBVA Colombia, S.A.	204	(11)	—	193
BBVA Inversiones Chile, S.A.	87	(16)	—	71
Maggiore Fleet, S.p.A.	34	—	—	34
BBVA Chile, S.A.	34	(6)	—	28
BBVA Puerto Rico, S. A	31	2	—	33
FORUM Servicios Financieros,S.A.	28	(3)	—	25
AFP Provida, S.A.	21	(3)	—	18
BBVA Portugal,S.A.	16	—	—	16
Finanzia, Banco de Crédito, S.A.	5	—	—	5
BBVA Finanzia S.p.A.	4	—	—	4
BBVA Bancomer USA	4	—	—	4
FORUM Distribuidora, S.A.	2	(1)	—	1
BBVA Renting S.p.A.	3	—	(3)	—

FULLY CONSOLIDATED COMPANIES	7,436	214	9	7,659

(*)	The goodwills of the four banks merged in 2008 are included (see Note 3)

There were no additions to, retirements or impairments of the goodwill carried in the accompanying consolidated balance sheets in 2008.

	Balance at
	beginning of			Exchange	Balance at
2007	year	Additions	Other	Differences	end of year
	Millions of euros

BBVA USA Bancshares, Inc.	1,679	5,171	(558)	(27)	6,266
of which:
Laredo National Bank	422	—	(43)	—	379
Texas Regional Bank	1,257	—	(129)	(27)	1,101
State National Bank	—	270	(33)	—	237
Compass Bank	—	4,901	(353)	—	4,549
Grupo Financiero Bancomer, S.A. de C.V.	544	—	(59)	—	485
Hipotecaria Nacional S.A. C.V.	239	—	(26)	—	213
BBVA Colombia, S.A.	213	—	(1)	(8)	204
BBVA Pensiones Chile, S.A.	90	—	(3)	—	87
Maggiore Fleet, S.p.A.	36	—	—	(2)	34
BBVA Chile, S.A.	35	—	(1)	—	34
BBVA Puerto Rico, S.A.	35	—	(4)	—	31
FORUM Servicios Financieros,S.A.	49	—	(1)	(20)	28
AFP Provida, S.A.	22	—	(1)	—	21
BBVA Portugal,S.A.	16	—	—	—	16
Finanzia, Banco de Crédito, S.A.	5	—	—	—	5
BBVA Finanzia S.p.A.	4	—	—	—	4
BBVA Bancomer USA	4	—	—	—	4
BBVA Renting S.p.A.	—	1	—	2	3
FORUM Distribuidora, S.A.	2	—	—	—	2

FULLY CONSOLIDATED COMPANIES	2,973	5,172	(654)	(55)	7,436

There were no retirements or impairments of the goodwill carried in the accompanying consolidated balance sheets in 2007.

	Balance at
	Beginning of				Exchange		Balance at
2006	Year	Additions	Other	Retirements	Differences	Impairment	End of Year
	Millions of euros

Texas Regional Bancshares, Inc.	—	1,294	—	(37)	—	—	1,257
Grupo Financiero BBVA Bancomer, S.A. de C.V.	617	—	—	(73)	—	—	544
Grupo Laredo	474	—	—	(49)	—	(3)	422
Hipotecaria Nacional, S.A. de C.V.	259	—	—	(30)	—	10	239
Grupo BBVA Colombia	267	—	—	(19)	—	(35)	213
BBVA Pensiones Chile, S.A.	104	—	—	(14)	—	—	90
Forum Servicios Financieros, S.A.	—	51	—	(2)	—	—	49
Maggiore Fleet, S.p.A.	—	36	—	—	—	—	36
BBVA Chile, S.A.	41	—	—	(6)	—	—	35
BBVA Puerto Rico, S.A.	39	—	—	(4)	—	—	35
AFP Provida	26	—	—	(4)	—	—	22
BBVA Portugal, S.A.	16	—	—	—	—	—	16
Finanzia, Banco de Crédito, S.A.	5	—	—	—	—	—	5
BBVA Bancomer USA(*)	5	—	—	(1)	—	—	4
BBVA Finanzia, S.p.A.	—	4	—	—	—	—	4
Forum Distribuidora, S.A.	—	2	—	—	—	—	2
Invesco Management No1	—	6	—	—	(6)	—	—
Other companies	5	3	(9)	—	—	1	—

FULLY CONSOLIDATED COMPANIES	1,858	1,396	(9)	(239)	(6)	(27)	2,973

(*)	Former Valley Bank

Annually an impairment test is carried out for each company that generates goodwill. This test compares the present value of future cash flows that are expected to be obtained by each company with its book value and goodwill, in order to determine whether or not its value is impaired. As of December 31, 2008, as a result of the impairment tests carried out, there were no losses due to impairments in the value of these companies.

In 2007, the Group acquired 100% of the capital shares of State National Bancshares Inc. and Compass Bancshares Inc. The detail of the book value of the consolidated assets and liabilities of Compass Bancshares Inc. and State Nacional Bancshares, Inc. previous to its acquisition and the corresponding acquisition costs, gross of tax, which according to the acquisition method have been allocated at the moment of purchase and which are definitive, were as follow:

Acquisition Cost of Compass Bancshares, Inc.	Book Value	Fair Value
	Millions of euros

Compass Bancshares, Inc. value at the date of acquisition	—	—
Cash	426	426
Loans and receivables	18,610	18,221
Financial assets	5,692	5,631
Tangible assets	443	514
Intangible assets obtained from previous business combinations	560	2
Intangible assets identify at the date of the business combination(*)	—	545
Other assets	390	391
Financial liabilities	(23,521)	(23,518)
Other liabilities	(378)	(402)
Recognised contingent liabilities	—	—
Deferred tax	—	(18)

Total Stockholders’ equity	2,222	1,792

Goodwill		4,901

(*)	The balance of intangible assets identified at the acquisition date corresponds mainly to fair value gains allocated to core deposits in the amount of €466 million.

Acquisition Cost of State National Bancshares, Inc.	Book Value	Fair Value
	Millions of euros

State National Bancshares, Inc. value at the date of acquisition	—	—
Cash	82	82
Loans and receivables	899	884
Financial assets	207	204
Tangible assets	45	47
Intangible assets obtained from previous business combinatios	88	—
Intangible assets identify at the date of the business combination	—	28
Other assets	8	7
Financial liabilities	(1,145)	(1,146)
Other liabilities	(5)	(7)
Recognised contingent liabilities	—	—
Deferred tax	—	9

Total Stockholders’ equity	179	108

Goodwill		270

The valuations were conducted by Duff & Phelps (an independent expert), applying different valuation methods on the basis of each asset and liability. The methods used are based on the present value of the cash flows that business or asset is expected to generate in the future, the Market Transaction Method and the Cost Method.

During 2008 there have not been effects of gains, losses, error corrections and other significant adjustments in relation with assets, liabilities and contingent liabilities in the acquired entities in 2007 o prior periods.

20.2.  OTHER INTANGIBLE ASSETS

The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2008, 2007 and 2006 was as follows:

				Average
				Useful
				Life
	2008	2007	2006	(years)
	Millions of euros

Computer software acquisition expense	258	42	56	5
Other deferred charges	113	202	116	5
Other intangible assets	408	571	132	5
Impairment	(1)	(7)	(8)

Total	780	808	296

The changes in 2008, 2007 and 2006 in this heading were as follows:

	2008	2007	2006
	Millons de euros

Balance at beginning of year	808	296	212
Additions	242	134	171
Year amortization	(256)	(151)	(89)
Exchange differences and other	13	530	2
Impairment	(27)	(1)	—

Balance at end of year	780	808	296

21.	REST OF ASSETS AND LIABILITIES

The detail of the balance of these headings in the consolidated balance sheets as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Assets —
Inventories(*)	1,066	457	470
Transactions in transit	33	203	106
Accrued interest	383	604	674
Prepaid expenses	206	359	279
Other prepayments and accrued income	177	245	395
Other	1,296	1,033	1,104

Total	2,778	2,297	2,354

Liabilities —
Transactions in transit	53	54	140
Accrued interest	1,918	1,820	1,510
Unmatured accrued expenses	1,321	1,381	1,169
Other accrued expenses and deferred income	597	439	341
Other	586	498	579

Total	2,557	2,372	2,229

(*)	The balance of the heading Inventories in the consolidated financial statements relates basically to the following companies: Anida Desarrollos Inmobiliarios, S.A., Inensur Brunete, S.L., Monasterio Desarrollo,

S.L., Desarrollo Urbanístico Chamartín, S.A., Marina Llar, S.L., Montealiaga, S.A, Anida Desarrollo Singulares, S.L. and Anida Operaciones Singulares, S.L.

The heading “Inventories” includes the purchases of land and property to customers in troubles that the Group real estate companies held for sale or in their development business.

22.	FINANCIAL LIABILITIES MEASURED AT AMORTISED COST

The detail of the items composing the balances of this heading in the accompanying consolidated balance sheets was as follows:

	2008	2007	2006
	Millions of euros

Deposits from central banks	16,844	27,326	15,238
Deposits from credit institutions	49,961	60,772	42,567
Deposits from customers	255,236	219,610	186,749
Debt certificates (including bonds)	104,157	102,247	86,482
Subordinated liabilities	16,987	15,662	13,597
Other financial liabilities(*)	7,420	6,239	6,772

Total	450,605	431,856	351,405

(*)	As of December 31, 2008, 2007 and 2006, “Other financial liabilities” included €626 million, €570 million and €469 million, respectively, in connection with the third interim dividend declared each year (Note 4).

22.1.  DEPOSITS FROM CENTRAL BANKS

The breakdown of the balance of this heading in the consolidated balance sheets as of December 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
	Millions of euros

Bank of Spain	4,036	19,454	7,265
Credit account drawdowns	37	8,209	4,010
Other State debt and Treasury bills under repurchase agreement	2,904	—	—
Other assets under repurchase agreement	1,095	11,245	3,255
Other central banks	12,726	7,802	7,926

Total gross	16,762	27,256	15,191

Accrued interest until expiration	82	70	47

Total	16,844	27,326	15,238

As of December 31, 2008, 2007 and 2006, the financing limit assigned to the Group by the Bank of Spain and the rest of central banks and the one that it had been drawn down this one, was as follow:

	2008	2007	2006
	Millions of euros

Assigned	16,049	10,320	8,136
Drawn down	125	8,053	4,535

22.2  DEPOSITS FROM CREDIT INSTITUTIONS

The breakdown of the balance of this heading in the consolidated balance sheets, based on the nature of the related transactions, as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Reciprocal accounts	90	3,059	78
Deposits with agreed maturity	35,785	33,576	27,016
Demand deposits	1,228	1,410	1,782
Other accounts	547	362	393
Repurchase agreements	11,923	21,988	13,017

Subtotal	49,573	60,395	42,286

Accrued interest until expiration	388	377	281

Total	49,961	60,772	42,567

The detail, by geographical area and on the nature of the related instruments, of this heading as of December 31, 2008, 2007 and 2006 disregarding valuation adjustments was as follows:

		Deposits with	Funds Received
	Demand	Agree	Under Financial
2008	Deposits	Maturity	Asset Transfers	Total
	Millions of euros

Spain	676	4,413	1,131	6,220
Rest of Europe	82	17,542	2,669	20,293
United States	40	8,164	1,093	9,297
Latin America	439	3,518	7,030	10,987
Rest of the world	80	2,696	—	2,776

Total	1,317	36,333	11,923	49,573

		Deposits with	Funds Received
	Demand	Agree	Under Financial
2007	Deposits	Maturity	Asset Transfers	Total
	Millions of euros

Spain	790	5,247	3,239	9,276
Rest of Europe	231	13,126	3,943	17,300
United States	3,077	6,853	881	10,811
Latin America	331	3,962	13,925	18,218
Rest of the world	40	4,750	—	4,790

Total	4,469	33,938	21,988	60,395

		Deposits with	Funds Received
	Demand	Agree	Under Financial
2006	Deposits	Maturity	Asset Transfers	Total
	Millions of euros

Spain	807	5,001	1,683	7,491
Rest of Europe	642	12,640	4,621	17,903
United States	110	2,653	797	3,560
Latin America	239	3,166	5,916	9,321
Rest of the world	61	3,950	—	4,011

Total	1,859	27,410	13,017	42,286

22.3  DEPOSITS FROM CUSTOMERS

The breakdown of the balance of this heading in the accompanying consolidated balance sheets, based on the nature of the related transactions, as of December 2008, 2007 and 2006, was as follows:

	2008	2007	2006
	Millions of euros

General Government	18,837	16,372	14,171
Spanish	6,320	6,844	7,109
Foreign	12,496	9,512	7,038
Accrued interest	21	16	24
Other resident sectors -	98,630	90,863	88,811
Current accounts	20,725	22,798	25,346
Savings accounts	23,863	21,389	22,460
Fixed-term deposits	43,829	36,911	30,894
Reverse repos	9,339	8,785	9,081
Other accounts	62	141	318
Accrued interest	812	839	712
Non-resident sectors	137,769	112,375	83,767
Current accounts	28,160	25,453	19,043
Savings accounts	22,840	19,057	13,636
Fixed-term deposits	79,094	58,492	40,906
Repurchase agreements	6,890	8,545	9,555
Other accounts	104	166	67
Accrued interest	681	662	560

Total	255,236	219,610	186,749

Of which:
Deposits from customers without valuation adjustment	254,075	218,509	185,900
Accrued interest	1,161	1,101	849
In euros	121,895	107,371	102,731
In foreign currency	133,341	112,239	84,018

The detail, by geographical area, of this heading as of December 31, 2008, 2007 and 2006 disregarding valuation adjustments was as follows:

			Deposits with
	Demand	Saving	Agreed
2008	Deposits	Deposits	Maturity	Repos	Total
	Millions of euros

Spain	26,209	23,892	45,299	9,746	105,146
Rest of Europe	3,214	360	22,733	34	26,341
United States	8,289	10,899	36,997	—	56,185
Latin America	20,219	9,911	20,195	6,868	57,193
Rest of the world	1,576	2,488	4,796	—	8,860

Total	59,507	47,550	130,020	16,648	253,725

			Deposits with
	Demand	Saving	Agreed
2007	Deposits	Deposits	Maturity	Repos	Total
	Millions of euros

Spain	28,339	21,467	36,242	9,199	95,247
Rest of Europe	3,055	315	12,555	10	15,935
United States	6,996	7,877	22,964	148	37,985
Latin America	18,677	9,445	21,854	8,392	58,368
Rest of the world	1,656	2,842	4,439	—	8,937

Total	58,723	41,946	98,054	17,749	216,472

			Deposits with
	Demand	Saving	Agreed
2006	Deposits	Deposits	Maturity	Repos	Total
	Millions of euros

Spain	30,906	22,525	31,325	10,303	95,059
Rest of Europe	2,746	1,049	7,244	448	11,487
United States	1,420	2,019	10,529	57	14,025
Latin America	17,817	11,466	22,461	9,064	60,808
Rest of the world	795	403	2,876	—	4,074

Total	53,684	37,462	74,435	19,872	185,453

22.4  DEBT CERTIFICATES (INCLUDING BONDS) AND SUBORDINATED LIABILITIES

The breakdown of the balance of the heading “Debt certificate (including Bonds)” in the accompanying consolidated balance sheets as of December 31, 2008, 2007 and 2006, by the nature of the transactions, was as follows:

	2008	2007	2006
	Millions of euros

Promissory notes and bills
In euros	9,593	4,902	6,671
In other currencies	10,392	857	885
Subtotal	19,985	5,759	7,556
Bonds and debentures issued
In euros —
Non-convertible bonds and debentures at floating interest rates	11,577	18,955	18,346
Non-convertible bonds and debentures	4,736	6,154	6,438
Covered bonds	38,481	38,680	35,808
Bonds from securitization realized by the Group (Note 13)	13,783	19,229	8,764
Valuation adjustments(*)	2,668	252	734
In foreign currencies —
Non-convertible bonds and debentures at floating interest rates	8,980	10,707	7,866
Non-convertible bonds and debentures	1,601	1,322	626
Covered bonds	1,005	1,049	221
Other securities associate to financial activities	15	—	—
Bonds from securitization realized by the Group (Note 13)	1,165	20	43
Valuation adjustments(*)	161	120	80

Subtotal	84,172	96,488	78,926

Total	104,157	102,247	86,482

(*)	Hedge transactions and issue expenses

The breakdown of the balance of the heading “Subordinated liabilities” in the accompanying consolidated balance sheets, by the nature of the transactions, was as follows:

	2008	2007	2006
	Millions of euros

Subordinated debt	10,785	10,834	9,385
Preference shares	5,464	4,561	4,025
Total gross	16,249	15,395	13,410
Valuation adjustments	738	267	187

Total	16,987	15,662	13,597

The changes as of December 31, 2008, 2007 and 2006 in the heading “Debt certificates (including Bonds)” and “Subordinated liabilities” were as follows:

	2008
	Balance at			Exchange	Balance at
	Beginning		Repurchase	Differences	the End
Issuances of the Entity	of Year	Issuances	or Refund	and Others	of Year
	Millions of euros

Debt certificates issued in the European Union	109,173	107,848	(85,671)	(20,193)	111,158
With information brochure	109,140	107,848	(85,671)	(20,193)	111,125
Without information brochure	33	—	—	—	33
Other debt certificates issued outside European Union	8,737	42,494	(40,844)	(401)	9,986

Total	117,910	150,342	(126,515)	(20,594)	121,144

	2007
	Balance at			Exchange	Balance at
	Beginning		Repurchase	Differences and	the End
Issuances of the Entity	of Year	Issuances	or Refund	Others	of Year
	Millions of euros

Debt certificates issued in the European Union	95,107	64,972	(40,801)	(9,641)	109,637
With information brochure	95,077	64,967	(40,801)	(9,639)	109,604
Without information brochure	30	5	—	(2)	33
Other debt certificates issued outside European Union	5,471	3,589	(1,213)	425	8,272

Total	100,578	68,561	(42,014)	(9,216)	117,909

The detail of the most significant issuances, repurchases or refunds of debt instruments issued by the bank or Group entities as of December 31, 2008, 2007 and 2006 are shown on Appendix IX.

22.4.1  Promissory notes and bills:

These promissory notes were issued mainly by the Group’s subsidiary Banco de Financiación, S.A. and BBVA.

22.4.2.  Bonds and debentures issued:

Following the table shows the (weighted average) interest rate relating to fixed and floating rate bonds and debentures issued in euros and foreign currencies as of December 31, 2008, 2007 and 2006:

	2008		2007		2006
		Foreign		Foreign		Foreign
	Euros	Currency	Euros	Currency	Euros	Currency

Fixed rate	3.86%	4.79%	3.87%	5.12%	3.83%	5.34%
Floating rate	4.41%	4.97%	4.68%	5.97%	3.67%	5.25%

Most of the foreign-currency issuances are denominated in U.S. dollars.

22.4.3. Subordinated liabilities

22.4.3.1. Subordinated debt

These issuances are non-convertible subordinated debt and, accordingly, for debt seniority purposes, they rank behind ordinary debt.

The breakdown of this heading in the accompanying consolidated balance sheets, without factoring in valuation adjustments, by currency of issuance and interest rate is disclosed in Appendix IX.

The issues of BBVA Capital Funding, LTD., BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

22.4.3.2. Preference shares

The detail, by company, of this heading in the consolidated balance sheets as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

BBVA Internacional, Ltd.(1)	500	500	1,000
BBVA Capital Finance, S.A.U.	2,975	1,975	1,975
Banco Provincial, S.A	70	66	—
BBVA International Preferred, S.A.U.(2)	1,901	2,003	1,050
Phoenix Loan Holdings, Inc.	18	17	—

Total	5,464	4,561	4,025

(1)	Listed on the Spanish AIAF market.

(2)	Listed in London Stock Exchange and New York Stock Exchange.

The breakdown of the nominal of each of the issuances of the aforementioned companies as of December 31, 2008, 2007 and 2006, was as follows:

	2008		2007		2006
		Amount		Amount		Amount
		issued		issued		issued
	Currency	(Millions)	Currency	(Millions)	Currency	(Millions)

BBVA International, Ltd.
December 2002	EUR	500	EUR	500	EUR	500
BBVA Capital Finance, S.A.U.
December 2003	EUR	350	EUR	350	EUR	350
July 2004	EUR	500	EUR	500	EUR	500
December 2004	EUR	1,125	EUR	1,125	EUR	1,125
December 2008	EUR	1,000	—	—	—	—
BBVA International Preferred, S.A.U.
September 2005	EUR	550	EUR	550	EUR	500
September 2006	EUR	500	EUR	500	EUR	500
April 2007	USD	600	USD	600	—	—
July 2007	GBP	400	GBP	400	—	—
Banco Provincial, S.A. — Banco Universal
October 2007	BS	150,000	BS	150,000	—	—
November 2007	BS	58,266	BS	58,000	—	—
Phoenix Loan Holdings Inc.
November 2007	USD	21	USD	28	—	—

These issues were subscribed by third parties outside the Group and are wholly or partially redeemable at the issuer company’s option after five or ten years from the issue date, depending on the terms of each issue.

The issuances of BBVA International Ltd BBVA, BBVA Capital Finance, S.A. and BBVA International Preferred, S.A.U, are subordinately guaranteed by the Bank.

23.	LIABILITIES UNDER INSURANCE CONTRACTS

The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Technical provisions for:
Mathematical reserves	5,503	5,847	5,465
Provision for unpaid claims reported	640	580	655
Other insurance technical provisions	428	440	788

Total	6,571	6,867	6,908

24.	PROVISIONS

The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Provisions for pensions and similar obligations (Note 25)	6,359	5,967	6,358
Provisions for taxes and other legal contingents	263	225	232
Provisions for contingent exposures and commitments (Note 7)	421	546	502
Other provisions	1,635	1,604	1,557

Total	8,678	8,342	8,649

The changes in 2008, 2007 and 2006 in the balances of this heading in the accompanying consolidated balance sheets were as follows:

	Provisions for Pensions and Similar Obligation
	2008	2007	2006
	Millions of euros

Balance at beginning of the year	5,967	6,358	6,240
Add —
Year provision with a charge to income for the year	1,309	417	1,410
Of which:
Interest expenses and similar charges	252	242	254
Personnel expenses	55	71	74
Provision expenses	1,002	104	1,081
Charges in reserves(*)	74	—	—
Transfers and other changes	(1)	(4)	—
Less —
Payments	(963)	(843)	(1,208)
Amount use and other variations	(27)	39	(84)

Balance at end of the year	6,359	5,967	6,358

(*)	Correspond to actuarial losses (gains) arising on certain defined benefit post-employment commitments recognised in “Reserves” within the Group’s consolidated equity (see Note 2.2.3.).

	Commitments and Contingent Risks Provisions
	2008	2007	2006
	Millions of euros

Balance at beginning of the year	546	502	452
Add —
Year provision with a charge to income for the year	97	93	74
Transfers and other Changes	—	—	5
Less —
Available funds	(216)	(46)	(17)
Amount use and other variations	(6)	(3)	(12)

Balance at end of the year	421	546	502

	Provisions for Taxes and Other Provisions
	2008	2007	2006
	Millions of euros

Balance at beginning of the year	1,829	1,789	2,009
Add —
Year provision with a charge to income for the year	705	275	353
Adquisition of subsidiaries	—	56	4
Transfers and other Changes	254	14	101
Less —
Available funds	(245)	(140)	(51)
Amount use and other variations	(645)	(165)	(608)
Disposal of subsidiaries	—	—	(19)

Balance at end of the year	1,898	1,829	1,789

25.	COMMITMENTS WITH PERSONNEL

As described in note 2.2.3, the Group holds both defined benefit and defined contribution post-employment commitments; the proportion of defined contribution benefits is gradually increasing, mainly due to new hires.

25.1.	COMMITMENTS WITH PERSONNEL FOR POST-EMPLOYMENT DEFINED CONTRIBUTION PLANS

The commitments with personnel for post-employemnt defined contribution correspond to contributions on behalf of current employees made anually by the Group. These contributions are accrued and charged to the consolidated income statement in the corresponding financial year (see Note 2.2.3). No liability is therefore recognised in the accompanying consolidated balance sheets.

The contributions to the defined contribution plans in 2008, 2007 and 2006 were €71, €58 and €53 million of euros, respectively.

25.2	COMMITMENTS FOR POST-EMPLOYMENT DEFINED BENEFIT PLANS AND OTHER LONG-TERM POST-EMPLOYMENT BENEFITS

Commitments relating to pensions in defined benefit plans correspond principally to employees who have retired or taken early retirement from the Group and to certain groups of personnel still employed in the Group in the case of pension benefits, while commitments relating to permanent disability and death benefits correspond to the bulk of its active labor force.

Following the table shows the commitments for defined benefit plans and the long-term post-employment benefits, which are recognized as porvisiones on the accompanying consolidated balance sheets (Note 24), as of December 31, 2008, 2007, 2006, 2005 and 2004:

	2008	2007	2006	2005	2004
	Millions of euros

Post-employment welfare benefits	7,985	7,816	8,173	7,639	7,404
Assets and Insurance contracts coverages	1,626	1,883	1,816	1,399	555
Net assets	—	(34)	—	—	—
Net liabilities	6,359	5,967	6,357	6,240	6,849

The commitments for defined contributions plans as well as the rest of long-term post-employment benefits, in Spain and abroad, were as follows:

	Commitments in Spain			Commitments Abroad			Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	Millions of euros

Post-employment benefits
Post-employment benefits	3,060	3,115	3,386	903	1,097	956	3,963	4,212	4,342
Early retirement	3,437	2,950	3,186	—	—	—	3,437	2,950	3,186
Post-employment welfare benefits	221	234	223	364	420	422	585	654	645

Total	6,718	6,299	6,795	1,267	1,517	1,378	7,985	7,816	8,173

Insurance contracts coverages
Post-employment benefits	436	467	569	—	—	—	436	467	569

	436	467	569	—	—	—	436	467	569
Other plan assets
Post-employment benefits	—	—	—	889	1,062	879	889	1,062	879
Post-employment welfare benefits	—	—	—	301	354	368	301	354	368

	—	—	—	1,190	1,416	1,247	1,190	1,416	1,247

Net commitments of plan assets	6,282	5,832	6,226	77	101	131	6,359	5,933	6,357

of which:
Net assets	—	—	—	—	(34)	—	—	(34)	—
Net liabilities(*)	6,282	5,832	6,226	77	135	131	6,359	5,967	6,357

(*)	Recognized under the heading “Provisions — Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets.

Additionally, there are other commitments with personnel for long service bonuses which were recognized under the heading “Other provisions” of the accompanying consolidated balance sheets (Note 24) and amounted to €36 million as of December 31, 2008, €11 million due to Spanish companies and €25 million due to abroad companies.

25.2.1.  Main Commitments in Spain:

The most significant actuarial assumptions used as of December 31, 2008, 2007 and 2006, to quantify these commitments were as follows:

	2008	2007	2006

Mortality tables	PERM/F 2000P.	PERM/F 2000P.	PERM/F 2000P.
Discount rate (cumulative annual)	4.5%/AA corporate	4.5%/AA corporate	4%/AA corporate
	bond yield curve	bond yield curve	bond yield curve
Consumer price index (cumulative annual)	2%	2%	1.5%
Salary growth rate (cumulative annual)	At least 3%	At least 3%	At least 2.5%
	(depending on	(depending on	(depending on
	employee)	employee)	employee)
Retirement ages	First date at which the employees are entitled to retire or contractually agreed at the individual level in the case of early retirements

The disclosure of the different commitments with personnel in Spain is as follows:

Pension commitments

The situation of pension commitments in defined benefit plans as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Commitments to retired employees	2,852	2,733	3,186
Vested contingencies in respect of current employees	208	382	200

Net Commitments(*)	3,060	3,115	3,386

(*)	Recorded in the heading “Funds for Pensions and Similar Obligations”

To cover certain pension commitments, insurance contracts have been contracted with insurance companies not related to the group. These commitments are covered by assets and therefore are presented in the accompanying consolidated balance sheets for the net amount commitment less plan assets. As of December 31, 2008, 2007 and 2006, the amount of the plan assets to the mentioned insurance contracts (shown in the previous table under the heading “Plan Insurance contracts”) equalled the amount of the commitments covered, therefore its net value was zero in the accompanying consolidated balance sheets.

On the other hand, the rest of commitments mentioned in the previous table include commitments by defined benefit for which insurance contracts have been contracted with BBVA Seguros, S.A. de Seguros y Reaseguros, which is 99.94% owned by the Group. The assets in which the insurance company has invested the amount of the contracts can not be considered plan assets according to IAS 19 and are presented in the accompanying consolidated balance sheets in different headings of Assets depending on the classification of financial instruments that corresponds. The commitments are recognized under the heading “Funds for pensions and similar obligations” of the accompanying consolidated balance sheets (Note 24).

The changes of these commitments net of plan insurance contracts, contracted with insurance companies related to the group, were as follows:

	2008	2007	2006
	Millions of euros

Balance at beginning of year	2,648	2,817	2,816
Interest cost	116	109	110
Current service cost	14	18	23
Payments made	(167)	(163)	(159)
Other changes	8	1	11
Actuarial losses (gains)	5	(134)	16

Balance at end of year	2,624	2,648	2,817

The estimated amount of commitments in million of euros for the next 10 years was as follows:

	2009	2010	2011	2012	2013	2014-2018

Pension commitments	173	178	178	177	176	850

Early retirements

In 2008 the Group offered to certain employees the possibility of taking early retirement before the age stipulated in the collective labour agreement in force. This offer was accepted by 2,044 employees (575 and 1,887 employees in 2007 and 2006, respectively).

The early retirements commitments in Spain as of December 31, 2008, 2007 and 2006 were recognised as provisions in the heading “Provisions for Pensions and Similar Obligations” (Note 24) in the accompanying consolidated balance sheets amounted to €3,437 million, €2,950 million, and €3,186 million, respectively.

The changes of these commitments in 2008, 2007 and 2006 for all Group’s companies in Spain, were as follows:

	2008	2007	2006
	Millions of euros

Balance at beginning of the year	2,950	3,186	2,583
Interest cost	117	112	92
Current services cost	1,004	294	1,019
Payments made	(618)	(587)	(505)
Other changes	(14)	—	(3)
Actuarial losses (gains)	(2)	(55)	—

Balance at end of the year	3,437	2,950	3,186

The cost of the early retirements in 2008 were recognised in the heading “Provision Expense (Net) — Transfers to funds for pensions and similar obligations — Early retirements” in the accompanying consolidated income statements.

The estimated amount of commitments in million of euros for the next 10 years were as follows:

	2009	2010	2011	2012	2013	2014-2018

Early Retirements	606	539	498	458	415	1,293

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

Post-employment welfare benefits

The detail of these commitments as of December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
	Millions of euros

Post-employment welfare benefit commitments to retired employees	181	192	169
Vested post-employment welfare benefit contingencies in respect of current employees	40	42	54

Net Commitments(*)	221	234	223

(*)	Recorded in the heading “Funds for Pensions and Similar Obligations”

The changes of these commitments in 2008, 2007 and 2006 for all Group’s companies in Spain, were as follows:

	2008	2007	2006
	Millions of euros

Balance at beginning of year	234	223	211
Interest cost	11	9	9
Current service cost	2	2	2
Payments made	(43)	(12)	(13)
Prior service cost or changes in the plan	—	8	—
Other changes	16	3	6
Actuarial losses (gains)	1	1	8

Balance at end of year	221	234	223

The estimated amount of commitments in million of euros for the next 10 years were as follows:

	2009	2010	2011	2012	2013	2014-2018

Post-employment welfare benefits	20	19	18	17	17	81

Summary on the consolidated income statements by defined contribution plans commitments

Following is a summary of the charges to the consolidated income statements in 2008, 2007 and 2006 for post-employment benefits commitments of companies in Spain

	2008	2007	2006
	Millions of euros

Interest expense and similar charges
Interest cost of pension funds	244	230	210
Personnel expenses
Transfer to pensions plans	14	18	27
Social attentions	2	2	2
Provision expense (net)
Transfer to fund for pension and similar obligations
Pension funds	8	(180)	23
Early retirements	1,004	294	1,019

Total	1,272	364	1,281

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

In November 2007, the Group in Spain offered to those employees the option to redeem the accrued value of such share benefits prior to the date of seniority established. The offer was accepted by most of employees and the settlement (by delivery of shares or cash) took place in the month of December 2007.

The accrued value of the long-service bonuses until December 31, 2008 for employees, who have not opted for early settlement, is recognized under the heading “Provisions — Other provisions” of the accompanying consolidated balance sheets and amounted to €11 million.

25.2.2.  Commitments abroad:

As of December 31, 2008 and 2007 the main commitments with personnel abroad are related to Mexico, Portugal and United States, which jointly represent 94% and 96%, respectively of the total amount of commitments with personnel abroad and 15% and 19%, respectively of the total of the commitments with personnel of BBVA Group.

As of December 31, 2006, the main foreign post-retirement commitments corresponded to those in place in Mexico and Portugal, which jointly represented 66.6% of total commitments with personnel abroad, and 11.1% of total BBVA Group commitments with personnel anywhere in the world.

As of December 31, 2008 the details by countries of the various commitments with personnel of Group BBVA abroad are as follows:

		Plan	Net
	Commitments	Assets	Commitments
	Millions of euros

Post-employment benefits
Pension commitments
Mexico	387	436	(49)
Portugal	283	283	—
United States	167	133	34
Rest	66	37	29

	903	889	14
Post-employment welfare benefits
Mexico	360	301	59
Portugal	—	—	—
United States	—	—	—
Rest	4	—	4

	364	301	63
Total commitments	1,267	1,190	77

25.2.2.1.  Commitments with personnel in Mexico:

In Mexico, the main actuarial assumptions used in quantifying the commitments with personnel as of December 31, 2008, 2007 and 2006, were as follows:

	2008	2007	2006

Mortality tables	EMSSA 97	EMSSA 97	EMSSA 97
Discount rate (cumulative annual)	10.3%	8.8%	9.0%
Consumer price index (cumulative annual)	3.8%	3.6%	3.5%
Medical cost trend rates	6.8%	5.8%	5.5%
Expected rate of return on plan assets	9.8%	8.8%	9.0%

Pension commitments

Plan assets are those assets that are to be used directly to settle the vested obligations and which meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. The return of plan assets amounts to €11 million. The vested obligations related to these commitments were disclosed net of the balances of the aforementioned plan assets in the accompanying consolidated balance sheets.

As of December 31 2008 the plan assets related to these commitments are in full debt securities.

A new defined contribution plan was put in place in Mexico on a voluntary basis; it substitutes current commitments under the defined benefit plan. Approximately 70% of the workforce opted to sign up for the new plan, triggering a decrease in the pension obligations included in the tables presented to explain the variation in commitments in 2008.

The changes of these commitments and plan assets in 2008, for all Group’s companies in Mexico, were as follows:

	2008
		Plan	Net
	Commitments	Assets	Commitments
	Millions of euros

Balance at beginning of year	584	572	12
Finance expenses	49	—	49
Finance income	—	48	(48)
Current service cost	15	—	15
Prior service cost of changes in the plan	—	—	—
Acquisitions or divestments made	—	—	—
Effect of reductions or settlement	(66)	—	(66)
Payments	(31)	(31)	—
Exhange difference	(88)	(95)	7
Actuarial losses (gains)	(47)	(37)	(10)
Contributions	—	8	(8)
Other movements	(29)	(29)	—

Balance at end of year	387	436	(49)

As of December 31, 2007 the net commitments of plan assets amount to €12 million of euros. As of December 31, 2006 the commitments are over covered by the plan assets.

The table above includes, in both the commitments and plan assets columns, the portion of the existing plan pending transfer (as of December 31, 2008) to the new defined contribution system, corresponding to the employees that have accepted migration to the new scheme, in the amount of €33 million.

The commitments net of the aforementioned Plan assets were recognized in the heading “Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 24).

The estimated payments for commitments in million of euros for the next 10 years were as follows:

	2009	2010	2011	2012	2013	2014-2018

Pensions	30	30	30	31	31	174

Following is a detail of the charges of these commitments, for all Group’s companies in Mexico, on the consolidated income statements corresponding to 2008:

	2008	2007
	Millions of euros

Interest expense and similar charges	1	1
Personnel expenses	15	17
Provisions expense (net)	(66)	(3)

Total	(50)	15

Post-employment welfare benefits

Plan assets are used directly to settle the vested obligations and which meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. The return of plan assets of post-employment welfare benefits commitments amounts to €7 million. The vested obligations related to these commitments were disclosed net of the balances of the aforementioned plan assets in the accompanying consolidated balance sheets.

As of December 31, 2008 the plan assets to these commitments relate in full to debt securities.

The commitments net of the aforementioned plan assets were recognized in the heading “Provisions-Provisions for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 24).

The changes of these commitments and plan assets in 2008, for all Groups’ companies in Mexico, were as follows:

	2008
		Plan	Net
	Commitments	Assets	Commitments
	Millions of euros

Balance at beginning of year	416	354	62
Finance expenses	35	—	35
Finance income	—	30	(30)
Current service cost	14	—	14
Prior service cost of changes in the plan	—	—	—
Acquisitions or divestments made	—	—	—
Effect of reductions or settlement	(17)	—	(17)
Payments	(19)	(19)	—
Exhange difference	(71)	(64)	(7)
Actuarial losses (gains)	2	(23)	25
Contributions	—	23	(23)
Other movements	—	—	—

Balance at end of year	360	301	59

As of December 31, 2007 and 2006 the commitments net of plan assets amounted to €62 million and €54 million, respectively.

Following is a detail of the charges of these commitments, for all Group’s companies in Mexico, on the consolidated income statements corresponding to 2008 and 2007:

	2008	2007
	Millions of euros

Interest expense and similar charges	5	5
Personnel expenses	14	16
Provisions expense (net)	(17)	13

Total	2	34

The sensibility analysis to changes in rates in 2008 trend in the growth of medical care costs of BBVA Bancomer, S.A. was as follows:

	1% Increase	1% Decrease
	Millions of euros

Increase/Decrease in current services cost and interest cost	11	(9)
Increase/Decrease in commitments	72	(57)

25.2.2.2.  Pension Commitments in Portugal:

In Portugal, the main actuarial assumptions used in quantifying the commitments as of December 31, 2008, 2007 and 2006, were as follows:

	2008	2007	2006

Mortality tables	TV88/90	TV88/90	TV88/90
Discount rate (cumulative annual)	5.9%	5.3%	4.8%
Consumer price index (cumulative annual)	2.0%	2.0%	2.0%
Salary growth rate (cumulative annual)	3.0%	3.0%	3.0%
Expected rate of return on plan assets	4.6%	4.6%	4.5%

Plan assets are assets that are to be used directly to settle the vested obligations and which meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. The return of plan assets of pension commitments amounts to negative €4 million. The vested obligations related to these commitments were disclosed net of the balances of the aforementioned plan assets in the accompanying consolidated balance sheets.

The distribution of the mainly category of plan assets to 2008 and 2007 for all Group’s companies in Portugal was as follows:

	%
	2008	2007

Equity securities	8.7	13.0
Debt securities	85.3	83.5
Property, Land and Buildings	0.5	0.3
Cash	3.6	0.8
Other investments	1.9	2.4

The changes of these commitments and plan assets in 2008, for all Group’s companies in Portugal, were as follows:

	2008
		Plan	Net
	Commitments	Assets	Commitments
	Millions of euros

Balance at beginning of year	295	292	3
Finance expenses	15	—	15
Finance income	—	13	(13)
Current service cost	4	—	4
Prior service cost of changes in the plan	—	—	—
Acquisitions or divestments made	—	—	—
Effect of reductions or settlement	—	—	—
Payments	(15)	(15)	—
Exhange difference	—	—	—
Actuarial losses (gains)	(16)	(17)	1
Contributions	—	10	(10)
Other movements	—	—	—

Balance at end of year	283	283	—

As of December 31, 2007 and 2006 the commitments net of plan assets amounted to €3 million and €39 million, respectively.

The commitments net of the aforementioned plan assets were recognized in the heading “Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 24).

The estimated amount of commitments in million of euros for the next 10 years was as follows:

	2009	2010	2011	2012	2013	2014-2018

Pensions	15	15	16	16	16	80

Following is a detail of the changes on the consolidated income statements corresponding to 2008 for the commitments for pensions in Portuguese entities:

	2008	2007
	Millions of euros

Interest expense and similar charges	2	2
Personnel expenses	4	5
Provisions expense (net)	—	11

Total	6	18

25.2.2.3.  Pension Commitments in United States:

In United States, the main actuarial assumptions used in quantifying the commitments as of December 31, 2008 and 2007, were as follows:

	2008	2007

Moratility tables	RP 2000 Projected	RP 2000 Projected
Discount rate (cumulative annual)	6.9%	6.6%
Consumer price index (cumulative annual)	2.5%	2.5%
Salary growth rate (cumulative annual)	4.0%	4.0%
Expected rate of return on plan assets	7.5%	7.5%
Medical care growth rate	n/a	n/a

Plan assets are the assets that are to be used directly to settle the vested obligations and which meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. The return of plan assets of pension commitments amounts to negative €40 million of euros. The vested obligations related to these commitments were disclosed net of the balances of the aforementioned plan assets in the accompanying consolidated balance sheets.

The distribution of the mainly category of plan assets to 2008 and 2007 was as follows:

	%
	2008	2007

Equity securities	52.7	59.2
Debt securities	46	39.9
Cash	1.3	—

The changes of these commitments and plan assets in 2008, for all Group’s companies in United States, were as follows:

	2008
		Plan	Net
	Commitments	Assets	Commitments
	Millions of euros

Balance at beginning of year	159	166	(7)
Finance expenses	10	—	10
Finance income	—	12	(12)
Current service cost	5	—	5
Prior service cost of changes in the plan	1	—	1
Acquisitions or divestments made	—	—	—
Effect of reductions or settlement	(3)	—	(3)
Payments	(7)	(7)	—
Exhange difference	10	10	—
Actuarial losses (gains)	(8)	(52)	44
Contributions	—	4	(4)
Other movements	—	—	—

Balance at end of year	167	133	34

As of December 31, 2007 commitments net of plan assets amounted to negative €7 million.

The commitments net of the aforementioned plan assets were recognized in the heading “Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 24).

The estimated amount of commitments in million of euros for the next 10 years was as follows:

	2009	2010	2011	2012	2013	2014-2018

Pensions	7	7	8	8	9	61

Following is a detail of the charges on the consolidated income statements corresponding to 2008 and 2007 for all Groups’ companies in United States:

	2008	2007
	Millions of euros

Interest expense and similar charges	(2)	—
Personnel expenses	5	2
Provisions expense (net)	(2)	(6)

Total	1	(4)

25.2.2.4.  Commitments with personnel in rest of countries

In rest of countries, the commitments for post-employment defined contribution plans and other post-employment benefits as of December 31, 2008 amounted to €66 million and €4 million, respectively.

Following is a detail of the charges on the consolidated income statements corresponding to 2008 and 2007 for all Group’s companies in rest of countries:

	2008	2007
	Millions of euros

Interest expense and similar charges	2	3
Personnel expenses	1	3
Provisions expense (net)	—	5

Total	3	11

26.	MINORITY INTERESTS

The detail, by consolidated company, of the balance of the heading “Minority Interests” of consolidated equity in 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

BBVA Colombia Group	26	23	18
BBVA Chile Group	129	116	95
BBVA Banco Continental Group	278	246	235
BBVA Banco Provincial Group	413	267	224
Provida Group	65	79	66
BBVA Banco Francés Group	88	87	52
Other companies	50	62	78

Total	1,049	880	768

Following is the amount of the share of profit in 2008, 2007 and 2006 of the minority group. These amounts are recognized in the heading “Minority interests” of the consolidated income statements:

	2008	2007	2006
	Millions of euros

BBVA Colombia Group	5	5	3
BBVA Chile Group	28	15	3
BBVA Banco Continental Group	97	76	67
BBVA Banco Provincial Group	175	106	69
Provida Group	3	28	25
BBVA Banco Francés Group	44	36	43
Other companies	14	23	25

Total	366	289	235

27.	CAPITAL STOCK

As of December 31, 2008, the capital of Banco Bilbao Vizcaya Argentaria, S.A. amounted to €1,836,504,869.29, and consisted of 3,747,969,121 fully subscribed and paid registered shares of €0.49 par value each.

On September 10, 2007 the capital increase approved on the Extraordinary General Meeting of Shareholders of June 21, 2007 was carried out with the issuance of 196,000,000 ordinary shares of the same class and series to the previously existing ones as part of the payment for the acquisition of the total share capital of Compass Bancshares Inc. As of December 31, 2008, there was no significant capital increase in progress at any of the Group companies.

All the shares of BBVA carry the same voting and dividend rights and no single shareholder enjoys special voting rights. There are no shares that are not representative of an interest in the Bank’s capital.

The shares of BBVA are quoted on the computerized trading system of the Spanish stock exchanges and on the Frankfurt, London, Zurich, Milan and Mexico stock market.

American Depositary Shares (ADSs) quoted in New York are also traded on the Lima (Peru) Stock Exchange, by virtue of an exchange agreement entered into between these two markets.

Also, as of December 31, 2008, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Frances, S.A. and AFP Provida were quoted on their respective local stock markets, being the last two quoted as well on the New York Stock Exchange. As well, BBVA Banco Frances, S.A. is listed on the Latin-American market of the Madrid Stock Exchange.

As of December 31, 2008, BBVA was not aware of any shareholder holding a significant interest in its equity other than Mr. Manuel Jove Capellán who, at that date, owned 4.34% of BBVA through the following vehicles: Inveravante Inversiones Universales, S.L., Bourdet Inversiones, SICAV, S.A. and Doniños de Inversiones, SICAV, S.A. The reduction in Mr. Manuel Jové’s shareholding with respect to the 5.01% interest he held at year-end 2007 is the result of a securities loan (specifically the loan of 25,000,000 shares) undertaken in accordance with additional provision 18 of Law 62/2003, of December 30. The settlement of the loan in the future will ultimately restore Mr. Jové’s ownership stake to 5.01%.

Meanwhile, State Street Bank and Trust Co., Chase Nominees Ltd, The Bank of New York International Nominees and Clearstream AG, in their capacity as international custodian/depositary banks, held 4.62%, 4.15%, 3.56% and 3.4% of the share capital of BBVA, respectively, as of December 31, 2008.

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

At the Annual General Meeting celebrated on February 28, 2004 the shareholders resolved to delegate to the Board of Directors, in accordance with Article 153.1.b) of the Spanish Corporations Law, the power to increase capital, on one or several occasions, by a maximum par value equal to 50% of the Company’s subscribed and paid capital at the date of the resolution, i.e. €830,758,750.54. The legally stipulated year within which the directors can carry out this increase is five years. The only disposition done by BBVA under this authorization was made in November 2006 by an amount of €78,947,368.22.

At the Annual General Meeting celebrated on March 18, 2006, the shareholders resolved to delegate to the Board of Directors the right to issue fixed-income securities of any kind, including redeemable and exchangeable bonds, non-convertible into equity. The Board of Directors has a maximum legal period of five years as of said date to issue, on one or several occasions, directly or through subsidiary companies fully underwritten by the Bank, any kind of debt instruments, documented in debentures, any class of bonds, promissory notes, any class of mortgage bonds, warrants, totally or partially exchangeable for equity that the Company or another company may already have issued, or via contracts for difference (CD’s), or any other senior or secured nominative or bearer fixed-income securities (including covered bonds) in euros or any other currency that can be subscribed in cash or kind, with or without the incorporation of rights to the securities (warrants), subordinated or not, with a limited or open-ended term. The total maximum nominal amount authorised is €105,000 million, this amount was increased by €30,000 million by the Ordinary General Meeting celebrated on March 16, 2007. This amount was increase in €50,000 million by the Ordinary General Meeting of March 14, 2008. Accordingly, the maximum total nominal amount delegated by the General Meeting was settled at €185,000 million.

At the Annual General Meeting celebrated on March 14, 2008 the shareholders resolved to delegate to the Board of Directors the right to issue bonds, convertible and/or exchangeable into Company shares, within the five year period as of the date of the resolution for a maximum total of €9,000 million. The delegation includes the right to establish the different aspects and conditions of each issuance, including the power to exclude the preferential subscription rights of shareholders in accordance with Article 159.2 of the Spanish Corporations Law, as well as determining the basis and methods of the conversion and resolving to increase capital stock in the amount considered necessary.

28.	SHARE PREMIUM

The balance of this heading in the consolidated balance sheet amounts to €12,770 million and includes, inter alia, the amounts of the share premiums arising from the capital increases, in particular the capital increase in 2007 for an amount of €3,191 million (see Note 27), as well as the surpluses arising from the merger of Banco Bilbao, S.A. and Banco Vizcaya, S.A., amounted to €641 million.

The revised Spanish Corporations Law expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

29.	RESERVES

The breakdown of the balance of this heading in the accompanying consolidated balance sheets as of December 2008, 2007 and 2006 is as follows:

	2008	2007	2006
	Millions of euros

Legal reserve	367	348	332
Restricted reserve for retired capital	88	88	88
Restricted reserve for Parent Company shares	604	912	815
Restricted reserve for redenomination of capital in euros	2	2	2
Revaluation Royal Decree-Law 7/1996	82	85	176
Voluntary reserves	1,927	822	672
Consolidation reserves attributed to the Bank and dependents consolidated companies	6,340	3,803	1,544

Total	9,410	6,060	3,629

29.1.	LEGAL RESERVE:

Under the revised Corporations Law, 10% of profit for each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of capital. This limit had already been reached by Banco Bilbao Vizcaya Argentaria, S.A. as of December 31, 2008. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital amount.

Except as mentioned above, until the legal reserve exceeds 20% of capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

29.2.	RESTRICTED RESERVES:

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

29.3.	REVALUATION ROYAL DECREE-LAW 7/1996 (ASSET REVALUATIONS AND REGULARISATIONS):

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

2008
Millions of euros

Legal revaluations and regularisations of tangible assets:
Cost	187
Less:
Single revaluation tax (3)%	(6)
Balance as of December 31, 1999	181
Adjustment as a result of review by the tax authorities in 2000	(5)
Transfer to voluntary reserves	(94)

Total	82

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

29.4  RESERVES AND LOSSES AT CONSOLIDATED COMPANIES:

The breakdown, by company or corporate group, of the balances of these headings in the accompanying consolidated balance sheets is as follows:

	2008	2007	2006
	Millions of euros

Fully and proportionately consolidated companies
BBVA Bancomer Group	3,489	2,782	2,187
Provida Group	333	264	214
BBVA Banco Provincial Group	198	84	35
BBVA Continental Group	95	79	58
BBVA Puerto Rico Group	44	43	38
BBVA USA Bancshares Group	(84)	23	2
BBVA Chile Group	(85)	(109)	(102)
BBVA Portugal Group	(220)	(236)	(207)
BBVA Colombia Group	(264)	(313)	(341)
BBVA Banco Francés Group	(305)	(441)	(602)
BBVA Luxinvest, S.A.	1,232	1,295	999
Corporacion General Financiera, S.A.	979	965	701
BBVA Seguros, S.A.	862	681	485
Anida Grupo Inmobiliario, S.L	380	296	218
Cidessa Uno, S.L	298	197	73
BBVA Suiza, S.A.	222	197	171
Bilbao Vizcaya Holding, S.A.	150	104	54

	2008	2007	2006
	Millions of euros

Finanzia, Banco de Crédito, S.A.	144	139	115
Compañía de Cartera e Inversiones, S.A.	121	(10)	84
Banco Industrial de Bilbao, S.A.	114	95	95
BBVA Panama, S.A.	108	85	79
Banco de Crédito Local, S.A.	(243)	(243)	(249)
BBVA International Investment Corporation	(418)	(424)	(424)
Other	135	(5)	(89)

Subtotal	7,285	5,548	3,594

For using the equity method:	609	451	360

Corp. IBV Participaciones Empresariales, S.A.	437	428	326
Citic Intern.Final.Holding	151	(5)	—
Tubos Reunidos, S.A.	53	66	56
Other	(32)	(38)	(22)

Total	7,894	5,999	3,954

For the purpose of allocating the reserves and accumulated losses at consolidated companies shown in the foregoing table, the transfers of reserves arising from the dividends paid and the writedowns or transactions between these companies are taken into account in the period in which they took place.

As of December 31, 2008, 2007 and 2006, the individual financial statements of the subsidiaries giving rise to the balances itemized in “Reserves and losses at consolidated companies — Fully and proportionately consolidated companies” in the table above included €2,217 million, €1,706 million and €1,743 million, respectively, of restricted reserves, all of which are restricted for companies shares.

30.	TREASURY SHARES

As of December 31, 2008, 2007 and 2006 the Group companies performed the following transactions involving Bank shares:

	2008		2007		2006
	Number of	Millions of	Number of	Millions of	Number of	Millions of
	Shares	Euros	Shares	Euros	Shares	Euros

Balance at beginning of year	15,836,692	389	8,306,205	147	7,609,267	96
+ Purchases	1,118,942,855	14,096	921,700,213	16,156	338,017,080	5,677
- Sales	(1,073,239,664)	(13,685)	(914,169,726)	(16,041)	(337,319,748)	(5,639)
+/- Other	—	(60)	—	(1)	(394)	(1)
+/- Derivatives over BBVA shares	—	(20)	—	128	—	14

Balance at end of year	61,539,883	720	15,836,692	389	8,306,205	147

Of which:
Held by the BBVA S.A.	4,091,197	143	291,850	129	2,462,171	40
Held by Corporación General Financiera	57,436,183	577	15,525,688	260	5,827,394	107
Held by other entities of the Group	12,503	—	19,154	—	16,640	—
Average purchase price	12.60		17.53		16.80
Average selling price	12.52		17.51		16.77
Net gain or losses on transactions (Stockholders’funds-Reserves)	(172)		(26)		17

The percentages of treasury shares held by the Group in 2008, 2007 and 2006 were as follows:

	2008		2007		2006
	Min	Max	Min	Max	Min	Max

% treasury shares	0.318%	3.935%	0.136%	1.919%	0.020%	0.858%

The number of shares of Banco Bilbao Vizcaya Argentaria S.A., with nominal value per share €0.49, accepted in pledge as of December 31, 2008, 2007 and 2006 was as follow:

	2008	2007	2006
	Millions of euros

Number of shares in pledge	98,228,254	96,613,490	74,453,876
Nominal value	0.49	0.49	0.49
% of share capital	2.62%	2.58%	2.10%

The number of BBVA shares own by third parties but manage by entities of the Group as of December 31, 2008, 2007 and 2006 was as follow:

	2008	2007	2006
	Millions of euros

Number of shares property of third parties	104,534,298	105,857,665	99,849,614
Nominal value	0.49	0.49	0.49
% of share capital	2.8%	2.8%	2.8%

31.	CAPITAL RATIO

As of December 31, 2008, 2007 and 2006, the capital of the Group exceeded the minimum level required by the rules in force in every date (Note 1.8), as shown below:

	2008 (*)	2007	2006
	Millions of euros

Basic equity	22,107	19,115	18,313
Capital	1,837	1,837	1,740
Parent company reserves	20,768	18,389	13,527
Minority interests	928	760	514
Other equity instruments	5,391	4,491	4,025
Deductions (Goodwill and others)	(9,998)	(9,654)	(4,180)
Attributed net income (less dividends)	3,181	3,292	2,687
Additional equity	12,387	13,147	12,344
Other deductions	(957)	(1,786)	(1,223)
Additional Capital due to mixed Group (**)	1,129	1,160	980
Total Stockholders’ equity	34,666	31,636	30,414
Minimum equity required	23,653	25,496	21,047

(*)	Provisionals data

(**)	Mainly Insurance entities of the Group.

32.	TAX MATTERS

A)	Consolidated tax group

Pursuant to current legislation, the Consolidated Tax Group includes Banco Bilbao Vizcaya Argentaria, S.A., as the Parent company, and, as subsidiaries, the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated income of corporate groups.

The Group’s other banks and subsidiaries file individual tax returns in accordance with the tax legislation in force in each country.

B)	Years open for review by the tax authorities

At the date these consolidated financial statements were prepared, the Consolidated Tax Group had 2001 and subsequent years open for review by the tax authorities for the main taxes applicable to it.

In 2008, as a result of an inspection by the tax authorities, tax assessments were accepted covering fiscal years through 2003, inclusive, some of which were signed under objection. Although these tax assessments were not official at the date of preparing the accompanying consolidated financial statements, their potential impact on equity was fully provisioned at year-end 2008.

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

The reconciliation of the corporation tax expense resulting from the application of the standard tax rate to the corporation tax expense recognized as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Corporation tax(*)	2,078	2,761	2,461
Decreases due to permanent differences:
Tax credits and tax relief at consolidated Companies	(441)	(439)	(353)
Other items net	(249)	(229)	(151)
Net increases (decreases) due to temporary differences	580	(262)	(38)
Charge for income tax and other taxes	1,968	1,831	1,919
Deferred tax assets and liabilities recorded (utilised)	(580)	262	38
Income tax and other taxes accrued in the year	1,388	2,093	1,957
Adjustments to prior years’ income tax and other taxes	153	(14)	102

Income tax and other taxes	1,541	2,079	2,059

(*)	Tax rate 30% in 2008, 32.5% in 2007 and 35% in 2006.

The effective tax rate as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Consolidated Tax Group	2,492	4,422	3,376
Other Spanish entities	40	4	102
Foreign entities	4,394	4,069	3,552

	6,926	8,495	7,030

Income tax	1,541	2,079	2,059

Effective tax rate	22.25%	24.48%	29.29%

D)	tax recognized in equity

In addition to the income tax recognized in the consolidated income statements during 2008, 2007 and 2006, the Group recognized the following amounts in consolidated equity:

	2008	2007	2006
	Millions of euros

Charges to equity net
Debt securities	(19)	(36)	(291)
Equity instruments	(168)	(1,373)	(1,105)
Credits to equity net
Other	2	22	41

Total	(185)	(1,387)	(1,355)

E)	Deferred taxes

The balance of the heading “Tax Assets” in the consolidated balance sheets includes the tax receivables relating to deferred tax assets; in turn, the balance of the heading “Tax Liabilities” includes the liability relating to the Group’s various deferred tax liabilities.

The detail of deferred tax assets and liabilities was as follows:

	2008	2007	2006
	Millions of euros

Deferred tax assets:	6,484	5,207	5,340

Of which:
Pensions commitments	1,654	1,519	1,640
Portfolio	335	587	672
Loan loss provisions	1,436	1,400	1,464
Tax losses and other	1,631	805	927

Deferred tax liabilities	2,266	2,817	2,369

Of which:
Free depreciation and other	(1,282)	(2,235)	(1,769)

As of December 31, 2008, the balance of temporary differences estimated in connection with investments in subsidiaries, branches and associates and investments in jointly controlled entities, in respect of which no deferred tax liabilities have been recognized in the consolidated balance sheet, amounted to €397 million.

The amortization of certain components of goodwill for tax purposes gives rise to temporary differences triggered by the resulting differences in the tax and accounting bases of goodwill balances. In this regard, and as a general rule, the Group’s accounting policy is to recognize deferred tax liabilities in respect of the aforementioned temporary differences at the Group companies that are subject to this particular tax shelter.

33.	FINANCIAL GUARANTEES AND DRAWABLE BY THIRD PARTIES

The breakdown of the balances of these items as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Contingent exposures —
Collateral, bank guarantees and indemnities	27,649	27,997	24,708
Rediscounts, endorsements and acceptances	81	58	44
Other	8,222	8,804	5,235

	35,952	36,859	29,987

Contingent commitments —
Drawable by third parties:	92,663	101,444	98,226
Credit institutions	2,021	2,619	4,356
General government sector	4,221	4,419	3,122
Other resident sectors	37,529	42,448	43,730
Non-resident sector	48,892	51,958	47,018
Other commitments	6,234	5,496	4,995

Total	98,897	106,940	103,221

Since a significant portion of these amounts will reach maturity without any payment obligation materializing for the consolidated companies, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the Group to third parties.

Income from the guarantee instruments is recorded under the heading “Fee and Commission Income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 41).

In 2008, 2007 and 2006 no issuances of debt securities carried out by associate entities, jointly controlled entities (accounted for using the equity method) and non Group entities have been guaranteed.

34.	ASSETS ASSIGNED TO OTHER OWN AND THIRD-PARTY OBLIGATIONS

As of December 31, 2008, 2007 and 2006, the face amount of the assets owned by the consolidated entities pledged as security for own transactions, amounted to €76,259 million, €58,406 million and €45,774 million, respectively, and related basically to the pledge of certain assets as security for financing liabilities with the Bank of Spain (Note 22.4) which pursuant to the Mortgage Market Law are admitted as security for obligation to third parties.

As of December 31, 2008, 2007 and 2006, there were no additional assets assigned to own or third-party obligations to those described in the different headings of these financial statements.

35.	OTHER CONTINGENT ASSETS

As of December 31, 2008, 2007 and 2006, there were no significant contingent assets registered in the financial statements attached.

36.	PURCHASE AND SALE COMMITMENTS

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

The breakdown of sale and purchase commitments of the Group BBVA as of December 31, 2008, 2007 and 2006 was as follow:

	2008	2007	2006
	Millions of euros

Financial instruments sales with repurchase commitments	32,569	50,982	36,139
Financial instruments purchase with resale commitments	11,259	11,423	7,018

Following is a breakdown of the maturity of other future payment obligations from December 31, 2008:

	Up to 1
	Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
	Millions of euros

Financial leases	—	—	—	—	—
Operational leases	336	51	36	105	528
Purchase commitments	33	4	—	—	37
Technology and systems projects	10	—	—	—	10
Other projects	23	4	—	—	27

Total	369	55	36	105	565

37.	TRANSACTIONS FOR THE ACCOUNT OF THIRD PARTIES

As of December 31, 2008, 2007 and 2006, the detail of the most significant items composing this heading was as follows:

	2008	2007	2006
	Millions of euros

Financial instruments entrusted by third parties	510,019	567,263	524,151
Conditional bills and other securities received for collection	5,208	20,824	3,640
Securities received in credit	71	632	70

As of December 31, 2008, 2007 and 2006, the off balance sheet customer funds was as follows:

	2008	2007	2006
	Millions of euros

The off balanced sheet customer funds	114,840	165,314	157,550
- Commercialised by the Group
- Investment companies and mutual funds	37,076	63,487	62,246
- Pension funds	42,701	59,143	55,505
- Saving insurance contracts	10,398	10,437	13,104
- Customer portfolios managed on a discretionary basis	24,582	31,936	26,465
Of which:
Portfolios managed on a discretionary	12,176	18,904	13,995
- Commercialised by the Group managed by third parties outside the Group
- Investment companies and mutual funds	59	156	115
- Pension funds	24	128	97
- Saving insurance contracts	—	27	18

38.	INTEREST INCOME AND EXPENSE AND SIMILAR ITEMS

38.1.	INTEREST AND SIMILAR INCOME

The breakdown of the most significant interest and similar income earned by the Group in 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Central Banks	479	458	444
Loans and advances to credit institutions	1,323	1,664	958
Loans and advances to customers	23,580	19,208	13,599
General government	736	668	539
Resident sector	11,177	9,281	6,394
Non resident sector	11,667	9,259	6,666
Debt securities	3,706	3,472	3,197
Trading	2,241	2,028	1,363
Investment	1,465	1,444	1,834
Rectification of income as a result of hedging transactions	175	177	684
Insurance activity income	812	821	774
Other gains (losses)	329	376	386

Total	30,404	26,176	20,042

The amounts recognized in consolidated equity during the year in connection with fair value hedges and the amounts derecognized from consolidated equity and taken to the consolidated income statement during the year are disclosed in the accompanying statements of consolidated changes in total equity.

The breakdown of the balance of this heading in the accompanying consolidated income statements by geographic area as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Domestic	15,391	13,709	9,801
Foreign	15,014	12,467	10,242
European Union	1,974	1,652	1,262
OECD	8,671	7,336	6,200
Rest of countries	4,369	3,479	2,780

Total	30,404	26,176	20,042

38.2.	INTEREST EXPENSE AND SIMILAR CHARGES

The breakdown of the balance of this heading in the accompanying consolidated income statements as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Bank of Spain and other central banks	384	365	300
Deposits from credit institutions	3,115	3,119	2,343
Deposits from customers	9,057	7,840	5,038
Debt certificates	3,631	3,658	2,821
Subordinated liabilities	1,121	868	567
Rectification of expenses as a result of hedging transactions	421	(327)	(231)
Cost attributable to pension funds (Note 24)	254	241	255
Insurance	571	616	633
Other charges	164	168	178

Total	18,718	16,548	11,904

38.3.	AVERAGES RETURN ON INVESTMENTS AND AVERAGE BORROWING COST

The detail of the average return on investments in 2008 and 2007 was as follows:

	2008			2007
	Average		Interest	Average		Interest
Assets	Balances	Expenses	Rates (%)	Balances	Expenses	Rates (%)
	Millions of euros

Cash and balances with central banks	14,396	479	3.32	16,038	458	2.86
Securities portfolio and derivatives	118,356	4,659	3.94	107,236	4,386	4.09
Loans and advances to credit institutions	31,229	1,367	4.38	39,509	1,777	4.50
Euros	21,724	933	4.30	29,522	1,138	5.39
Foreign currency	9,505	434	4.57	9,987	639	6.39
Loans and advances to customers	321,498	23,720	7.38	275,647	19,290	7.00
Euros	218,634	13,072	5.98	201,045	10,747	5.22
Foreign currency	102,864	10,648	10.35	74,602	8,543	11.45
Other finance income	—	179	—	—	265	—
Other assets	32,377	—	—	22,770	—	—

ASSETS/FINANCE INCOME	517,856	30,404	5.87	461,200	26,176	5.68

The average borrowing cost in 2008 and 2007 was as follows:

	2008			2007
	Average		Interest	Average		Interest
Liabilities	Balances	Expenses	Rates (%)	Balances	Expenses	Rates (%)
	Millions of euros

Deposits from central banks and credit institutions	77,159	3,809	4.94	65,822	3,469	5.27
Euros	32,790	1,604	4.89	27,388	1,261	4.60
Foreign currency	44,369	2,205	4.97	38,434	2,209	5.75
Customer deposits	237,387	8,390	3.53	205,740	7,013	3.41
Euros	115,166	3,765	3.27	109,605	3,133	2.83
Foreign currency	122,221	4,625	3.78	96,135	3,880	4.04
Marketable securities and subordinated liabilities	119,249	6,100	5.12	116,247	5,658	4.87
Euros	96,764	5,055	5.22	99,612	4,675	4.67
Foreign currency	22,485	1,045	4.65	16,635	983	5.91
Other finance expenses	—	418	—	—	408	—
Other liabilities	56,867	—	—	48,776	—	—
Equity	27,194	—	—	24,615	—	—

LIABILITIES + EQUITY/ FINANCE EXPENSE	517,856	18,717	3.61	461,200	16,548	3.59

The variation on finance income and on financial costs in 2008 with respect to 2007, that is determined by the variation in prices (price effect) and the variation in the volume of activity (volume effect), was as follows:

	Volume Price-Effect 2008/2007
	Volume Effect(1)	Price Effect(2)	Total Effect
	Millions of euros

Cash and balances with central banks	(46)	66	21
Securities portfolio and derivatives	468	(195)	273
Loans and advances to credit institutions	(368)	(41)	(409)
Euros	37	(242)	(205)
Foreign currency	(29)	(175)	(204)
Loans and advances to customers	3,270	1,159	4,430
Euros	698	1,627	2,325
Foreign currency	3,269	(1,164)	2,105
Other financial income	—	(86)	(86)

FINANCE INCOME	3,297	932	4,229

Deposits from central banks and credit institutions	609	(269)	340
Euros	253	91	344
Foreign currency	348	(351)	(3)
Customer deposits	1,101	277	1,377
Euros	167	493	660
Foreign currency	1,066	(321)	745
Marketable securities and subordinated liabilities	162	281	443
Euros	(142)	522	380
Foreign currency	349	(287)	62
Other finance expense	—	10	10

FINANCE EXPENSE	2,084	86	2,170

NET INTEREST INCOME	1,213	846	2,059

(1)	The volume effect is calculated by multiplying the interest rate for the first year by the difference between the average balances for the two periods.

(2)	The price effect is calculated by multiplying the average balance for the second year by the difference between the interest rates for the two periods.

39.	DIVIDEND INCOME

The amount recorded under this heading in the accompanying consolidated income statements relates in full to dividends from other shares and equity instruments. The breakdown was as follows:

	2008	2007	2006
	Millions of euros

Dividends from other shares and other equity instrument
Financial assets held for trading	110	121	121
Other financial assets designated at fair value through profit or loss	—	—	—
Available-for-sale financial assets	337	227	259

Total	447	348	380

40.	SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD

The profit contributed by the entities accounted for using the equity method as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Corporación IBV Participaciones Empresariales, S.A.	233	209	251
Servired Española de Medios de Pago, S.A.	26	—	—
Tubos Reunidos, S.A.	20	20	14
CITIC International Financial Holding Limited CIFH	18	7	—
Rest	(4)	5	43

Total	293	241	308

41.	FEE AND COMMISSION INCOME

The breakdown of the balance of this heading in the accompanying consolidated statements of income as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Commitment fees	62	55	56
Contingent liabilities	243	229	204
Documentary credits	45	38	33
Bank and other guarantees	198	191	171
Arising from exchange of foreign currencies and banknotes	24	24	20
Collection and payment services	2,655	2,567	2,274
Securities services	1,895	2,089	2,017
Counselling on and management of one-off transactions	9	16	14
Financial and similar counselling services	24	23	18
Factoring transactions	28	25	19
Non-banking financial products sales	96	87	80
Other fees and commissions	503	488	431

Total	5,539	5,603	5,133

42.	FEE AND COMMISSION EXPENSES

The breakdown of the balance of this heading in the accompanying consolidated income statements as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Brokerage fees on lending and deposit transactions	8	7	11
Fees and commissions assigned to third parties	728	612	561
Other fees and commissions	275	424	372

Total	1,012	1,043	943

43.	NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES

The detail of the balance of this heading in the accompanying consolidated income statements as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Financial assets held for trading	265	709	829
Other financial assets designated at fair value through profit or loss	(17)	43	62
Other financial instruments not at fair value through profit or loss	1,080	793	370
Available-for-sale financial assets	996	709	612
Loans and receivables	13	63	77
Other	71	21	(319)

Total	1,328	1,545	1,261

The breakdown of the balance of this heading in the accompanying consolidated income statements by the nature of financial instruments as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Debt instruments	(143)	(6)	174
Equity instruments	(1,986)	1,026	2,106
Loans and advances to customers	106	88	113
Derivatives	3,305	409	(1,169)
Deposits from customers	13	—	—
Other	33	28	37

Total	1,328	1,545	1,261

In 2008, related to the most significant fair value hedges, were recorded in the consolidated income statement €2,519 million of gains for the hedging instruments and €2,556 million of losses for hedge instruments attributable to hedge risk.

As of December 31, 2008, the amounts recognised in profit or loss by the ineffective portion of cash flow hedges and hedges of a net investment in a foreign operation are not significants.

44.	OTHER OPERATING INCOME AND EXPENSES

The detail of the heading “Other operating income” of the accompanying consolidated income statements as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Income on insurance and reinsurance contracts	2,512	2,605	2,736
Financial income from non-financial services	485	655	460
Of which:
Real estate agencies	40	279	189
Rest of operating income	562	329	217

Total	3,559	3,589	3,413

The detail of the heading “Other operating expenses” of the accompanying income statements as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Expenses on insurance and reinsurance contracts	1,896	2,052	2,209
Change in inventories	403	467	329
Rest of operating expenses	794	532	385
Of which:
Fondo de garantía de depositos	251	225	215

Total	3,093	3,051	2,923

45.	ADMINISTRATION COSTS

45.1	PERSONNEL EXPENSES

The detail of the balance of this heading in the accompanying consolidated income statements as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Wages and salaries	3,593	3,297	3,012
Social security costs	566	546	504
Transfers to internal pension provisions (Note 25)	56	56	74
Contributions to external pension funds (Note 25 and Note 2.2.3)	71	58	53
Other personnel expenses	430	378	346

Total	4,716	4,335	3,989

As of December 31, 2008, certain Group companies implemented corporate programs for the acquisition of shares with discount of Banco Bilbao Vizcaya Argentaria S.A. The cost of these programs is recognised under the heading “Other personnel expenses”.

The detail, by professional category and by geographical area, of the average number of employees in 2008, 2007 and 2006, was as follows:

	Average Number of Employees
	2008	2007	2006

Spanish banks
Executives	1,053	1,102	1,104
Other line personnel	21,268	21,672	21,818
Clerical staff	6,152	6,849	7,141
Abroad branches	720	745	676

	29,193	30,368	30,739

Companies abroad
Mexico	27,369	26,568	25,157
Venezuela	6,154	5,793	5,555
Argentina	4,242	3,955	3,604
Colombia	4,382	4,639	5,155
Peru	3,836	3,349	2,705
United States	12,029	6,767	1,685
Other	4,918	4,780	4,490

	62,930	55,851	48,351

Pension fund managers	8,470	8,969	8,297
Other non-banking companies	11,343	9,327	8,351

Total	111,936	104,515	95,738

The detail, by professional category and by gender, of the average number of employees in 2008 and 2007, was as follows:

	2008		2007
	Average Number		Average Number
	Men	Women	Men	Women

Executives	1,629	316	1,667	318
Other line personnel	23,392	19,927	24,506	16,337
Clerical staff	29,335	37,337	28,993	32,694

Total	54,356	57,580	55,166	49,349

Equity-instrument-based employee remuneration —

At the Annual General Meeting held on March 18, 2006, the Bank’s shareholders approved a long-term share-based remuneration plan for the members of the Group’s management team (“the Plan”). The Plan has a term of three years from 1 January 2006 and will be settled in the first half of 2009.

Under this Plan the Bank promises to deliver ordinary shares of BBVA to the members of the Group’s management team (including executive directors and management committee members of BBVA). A number of “theoretical shares” will be allocated to the beneficiaries based on the annual variable remuneration earned by each member in the last three years and on their level of responsibility. This number will serve as the basis for the calculation of the BBVA shares that will be delivered, as the case may be, when the Plan expires. The specific number of BBVA shares to be delivered to each beneficiary on expiry of the Plan will be calculated by multiplying the number of “theoretical shares” allocated by a coefficient ranging from 0 to 2. The value of the coefficient established by comparing the performance of the Total Shareholder Return (TSR) — share appreciation plus dividends — of the Bank over the term of the Plan with the performance of the same indicator for 13 leading European banks. The amount of the obligation that will be registered in the consolidated financial statements will be determined by multiplying the number of the shares by the estimated average price at the moment of the liquidation of the Plan (€15.02 at the moment of approved the Plan).

Both TSR and estimated average price per share were considered market variations at the moment of calculated the cost of the Plan when the Plan was initiated (Note 2.2.19). The value of the TSR calculated by Montecarlo simulations was €0.896, while the calculation of the estimated average price was of €15.02.

As of December 31, 2008, the estimated number of theoretical shares for the Group as a whole, including executive directors and BBVA’s Management Committee members (Note 54), was 9,715,468.

As of December 31, 2008, the total accrued amount during the Plan’s life is €131 million. For the year 2008 the expense amounted to €40 million and was recognized under the heading “Personnel Expenses — Other personnel expenses” in the Group’s consolidated income statement with charge to “Equity-Other equity instrument-Rest” in the consolidated balance sheet as of December 31, 2008, net of tax effect.

At the date of preparing the accompanying consolidated financial statements, the value of the TSR applicable to settlement of the Plan has been set as the Group ranked third among the 13 benchmark banks, that using a multiplier coeficient of 1.42 applied to the number of theoretical shares result in a total of 13,795,964 shares in the Group. Nonetheless, at that same date, the definitive price of the shares to be delivered as consideration had not been set so that its definitive cost, which could translate into a higher or lower charge against consolidated reserves, cannot be determined until the Plan’s settlement date.

Compass long term incentive plan —

The board of directors of Compass Bancshares (“Compass”) approved a long term restricted share plan to provide incentives to certain officers and key employees of Compass Bancshares and its subsidiaries. This plan enters into effect in 2008 and duration of three years.

The plan represents an obligation by Compass Bancshares to deliver an equivalent number of BBVA American Depository Shares that are not permitted to be sold, transferred, pledged or assigned during a designated restriction period, but which otherwise have voting and dividend rights associated with BBVA American Depository Shares during the restriction period and/or the assignation of restricted share units, representing each of these units the obligation of Compass to deliver an equivalent number of ADS once the restriction period has ended assuming the compliance with certain requirements.

The initial maximum number of BBVA American Depository Shares available for distribution under the Compass Restricted Share Plan is 1,320,911 (1 ADS is equivalent to one BBVA ordinary share) representing a 0.035% of the share capital of the bank.

As of December 31, 2008 only “restricted share units” have been assigned. As of December 31, 2008 1,067,593 restricted share units have been assigned to 408 employees and have restriction periods that will lapse during 2009, 2010, and 2011, representing 0.028% of the banks share capital.

The amount of expense associated with the above-described awards that has been accrued and recognized under the heading “Personnel expenses — Other personnel expenses” of the consolidated income statement for the year ended December 31, 2008 amounted to $8.4 million (€5.77 million), been recognized net of the correspondent tax effect in the heading “Stockholder’s equity — Other equity instruments” of the consolidated balance sheet as of December 31, 2008.

45.2  GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of the balance of this heading in the consolidated income statements as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Technology and systems	598	539	495
Communications	260	236	218
Advertising	273	248	207
Property, fixtures and materials	617	520	451
Of which:
Rents expenses(*)	268	205	173
Taxes other than income tax	295	258	203
Other expenses	997	1,117	768

Total	3,040	2,918	2,342

(*)	The consolidated companies do not expect to terminate the lease contracts early.

46.	PROVISIONS (NET)

The net allowances charged to the income statement in connection with the headings “Pension Commitments and similar obligations”, “Risks and contingent commitments”, “Tax provisions” and “Other provisions” in 2008, 2007 and 2006 were as follow:

	2008	2007	2006
	Millions of euros

Provisions to Pension Commitments and similar obligations	985	135	1,068
Spain	1,008	84	1,040
Mexico	(57)	19	(10)
Portugal	—	7	35
USA	9	(3)	—
Rest of the countries	25	28	3
Provisions to risks and contingent commitments	(119)	48	57
Provisions to tax and other provisions	564	52	213

Total	1,431	235	1,338

47.	IMPAIRMENT ON FINANCIAL ASSETS (NET)

The detail of impairment on financial assets by nature of these assets as of December 31, 2008, 2007 and 2006 was as follow:

	2008	2007	2006
	Millions of euros

Other financial instruments not at fair value through profit or loss
Available-for-sale financial assets	145	1	(20)
Debt securities	144	1	(21)
Other equity instruments	2	—	1
Loans and receivalbles	(1)	—	—
Held-to-maturity investments	2,797	1,902	1,477
Of which:
Recovery of writen-off assets	192	226	184

Total	2,941	1,903	1,457

48.	IMPAIRMENT ON OTHER ASSETS (NET)

The detail of impairment on non-financial assets by nature of these assets as of December 31, 2008, 2007 and 2006 was as follow:

	2008	2007	2006
	Millions of euros

Goodwill	—	—	13
Other intangible assets	1	1	—
Tangible assets	13	12	(5)
Inventories	26	—	—
Rest	5	—	4

Total	45	13	12

49.	GAINS (LOSSES) IN WRITTEN OFF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE

The breakdown of the balances of these headings in the accompanying consolidated income statements as of December 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
	Millions of euros

Gains
Disposal of tangible assets	27	2	936
Disposal of intangible assets and other	75	39	35
Losses:
Disposal of tangible assets	(14)	(7)	—
Disposal of intangible assets and other	(16)	(21)	(15)

Total	72	13	956

50.	GAINS AND LOSSES IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS

The detail of the heading “Gains and losses in non-current assets held for sale not classified as discontinued operations” of the accompanying consolidated income statement as of December 31, 2008, 2007 and 2006 was as follow:

	2008	2007	2006
	Millions of euros

Gains for real estate	21	344	18
Of which:
Sales of buildings Madrid -SPAIN-(1)	—	279	—
Sales of buildings Mexico D.F. -MEXICO-(2)	64	—	—
Gains for sale of available-for-sale assets	727	847	523
Of which:
Bradesco	727	—	—
Iberdrola	—	847	—
Repsol	—	—	523
Total	748	1,191	541

(1)	Sale of BBVA’s buildings located on Castellana 81, Alcalá, 16 and Hortaleza-Vía de los Poblados (all of them in Madrid). The sale of this buildings amounted to €579 million.

(2)	Sale of BBVA Bancomer’s building in the city of Mexico (Note 16).

As of December 31, 2008 the impairmet loss of non-current assets held for sale was €62 millions.

51.	CONSOLIDATED STATEMENT OF CASH FLOWS

Cash flows from operating activities amounted to negative €1,992 million in 2008, compared to €17,290 million in 2007. The most significant changes occurred in “Loans and advances” and “Financial liabilities at amortized cost” and trading portfolio.

Cash flows from investing activities amounted to negative €2,865 million in 2008, compared to negative €7,987 million in 2007. The most significant changes occurred in “Subsidiaries and other business units”.

Cash flows from financing activities amounted to negative €2,271 million in 2008, compared to €1,996 million in 2007. The most significant movements are shown in the line of “Adquisition and amortization of own equity instrument”.

The table below breaks down the main cash flows from and used in investing activities in 2008 and 2007:

	2008
	Cash Flows of Investment Activities
	Investments (−)	Desinvestments (+)

Tangible assets	1,199	168
Intangible assets	402	31
Investments	672	9
Subsidiaries and other business units	1,559	13
Non-current assets and liabilities associated held for sale	515	374
Held-to-maturity investments	—	283
Other settlements related with investement activities	270	874

	2007
	Cash Flows of Investment Activities
	Investments (−)	Desinvestments (+)

Tangible assets	1,836	328
Intangible assets	134	146
Investments	690	227
Subsidiaries and other business units	7,082	11
Compass Bancshares, Inc. (Note 3)(*)	6,693	—
State Nacional Bancshares, Inc. (Note 3)	378	—
Other	12	—
Non-current assets and liabilities associated held for sale	487	744
Held-to-maturity investments	—	321
Other settlements related with investement activities	719	1,184

(*)	An investment of €6,672 million (of which €3,385 million was paid in cash and the rest in shares issued pursuant to a rights issue) plus €21 million in transaction expenses directly attributable to the acquisition.

52.	ACCOUNTANTS FEES AND SERVICES

The detail of the fees for the services provided to the Group companies by their respective accountants in 2008 was as follows:

Millions of euros

Audits of the companies audited by firms belonging to the Deloitte worldwide organisation	12.2
Fees for audits conducted by other firms	—
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organisation	5.3

The detail of the other services provided to the various Group companies in 2008 was as follows:

Millions of euros

Firms belonging to the Deloitte worldwide organisation	1.5
Other firms	7.0

The services provided by our accountants meet the independence requirements established in Law 44/2002, of 22 November, on Measures Reforming the Financial System and in the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC), and accordingly they did not include the performance of any work that is incompatible with the auditing function.

53.	RELATED PARTY TRANSACTIONS

BBVA and other entities of the Group in their condition of financial entities maintain transactions with related parties in the normal course of their business. All these transactions are of no relevance and are performed in market conditions.

53.1	SIGNIFICANT TRANSACTIONS WITH SHAREHOLDERS

As of December 31, 2008 the balance of the transactions maintained with significant shareholder’s (see Note 27) correspond to “Deposits from customers” for an amount of €27 million and “Loans and advances to customers” for an amount of €4 million, all of them under normal market conditions.

53.2	TRANSACTIONS WITH BBVA GROUP

The balances of the main aggregates in the consolidated financial statements arising from the transactions carried out by the Group with associated and jointly controlled companies accounted for using the equity method (Note 2.1), as of December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
	Millions of euros

Assets:
Due from credit institutions	27	32	—
Total net lending	507	610	374
Liabilities:
Due to credit institutions	1	—	—
Deposits	23	55	83
Debt certificates	344	440	463
Memorandum accounts:
Contingent risks	37	129	23
Commitments contingents	415	443	457

The balances of the main aggregates in the consolidated income statements resulting from transactions with associated and jointly controlled entities that consolidated by the equity method in the years 2008, 2007 and 2006, were as follows:

	2008	2007	2006
	Millions of euros

Statement of income:
Financial Revenues	36	33	12
Financial Expenses	22	18	13

There are no other material effects on the consolidated financial statements of the Group arising from dealings with these companies, other than the effects arising from using the equity method (Note 2.1), and from the insurance policies to cover pension or similar commitments (Note 24).

As of December 31, 2008, 2007 and 2006, the notional amount of the futures transactions arranged by the Group with the main related companies amounted to approximately €101 million, €74 million and €9 million, respectively.

In addition, as part of its normal activity, the Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the consolidated financial statements.

53.3	TRANSACTIONS WITH KEY ENTITY PERSONNEL

The information on the remuneration of key personnel (members of the Board of Directors of BBVA and of the Management Committee) is included in Note 55.

The amount disposed of the loans granted to members of Board of Directors as of December 31, 2008 totalled €33 thousand.

The amount disposed of the loans granted as of December 31, 2008, to the Management Committee, excluding the executive directors, amounted to €3,891 thousand. As of December 31, 2008, 2007 and 2006, guarantees provided on behalf of members of the Management Committee amounted to €13 thousand.

As of December 31, 2008, the amount disposed of the loans granted to parties related to key personnel (the aforementioned members of the Board of Directors of BBVA and of the Management Committee) totalled €8,593 thousand. As of December 31, 2008, the other exposure to parties related to key personnel (guarantees, finance leases and commercial loans) amounted to €18,794 thousand.

53.4	TRANSACTIONS WITH OTHER RELATED PARTIES

As of December 31, 2008, the company does not present any transaction with other related parties that does not belong to the normal course of their business, that is not under market conditions and that is relevant for the equity and income of the entity and for the presentation of the financial situation of this.

54.	REMUNERATION OF THE BANK’S DIRECTORS AND SENIOR MANAGEMENT

Remunerations of the members of the board and the members of the management committee.

— Remuneration of non-executive directors

The remuneration paid to the non-executive members of the Board of Directors during 2008 is indicated below. The figures are given individually for each non-executive director and itemised in thousand euros:

					Appointments and
	Board	Standing Committee	Audit	Risk	Compensation	Total
	Thousand of euros

Tomás Alfaro Drake	129	—	71	—	—	200
Juan Carlos Álvarez Mezquíriz	129	167	—	—	42	338
Rafael Bermejo Blanco	129	—	179	107	—	415
Richard C. Breeden	350	—	—	—	—	350
Ramón Bustamante y de La Mora	129	—	71	107	—	307
José Antonio Fernández Rivero(*)	129	—	—	214	—	343
Ignacio Ferrero Jordi	129	167	—	—	42	338
Román Knörr Borrás	129	167	—	—	—	296
Carlos Loring Martínez de Irujo	129	—	71	—	107	307
Enrique Medina Fernández	129	167	—	107	—	403
Susana Rodríguez Vidarte	129	—	71	—	42	242

Total	1,640	668	463	535	233	3,539

(*)	Mr José Antonio Fernández Rivero, apart from the amounts detailed above, also received a total of €652 thousand during the six months ended 2008 in early retirement payments as a former member of the BBVA management.

— Remuneration of executive directors

The remuneration paid to the non-executive members of the Board of Directors during the six months ended June 30, 2008 is indicated below. The figures are given individually for each non-executive director:

	Fixed	Variable
	Remunerations	Remunerations (*)	Total (**)
	Thousand of euros

Chairman & CEO	1,928	3,802	5,729
President & CEO	1,425	3,183	4,609
Company Secretary	665	886	1,552

Total	4,019	7,871	11,890

(*)	Figures relating to variable remuneration for 2007 paid in 2008.

(**)	In addition, the executive directors received remuneration in kind during 2008 totalling €38 thousand, of which €9 thousand relates to Chairman & CEO, €16 thousand relates to President & COO and €13 thousand to Company Secretary.

Meanwhile, the executive directors accrued variable remuneration in 2008 to be paid in 2009 in the amount of €3,416 thousand in the case of the Chairman and CEO, €2,861 thousand in the case of the President and CEO and €815 thousand in the case of the Board Secretary. These amounts are recognized under the heading “Other liabilities — Accrued interest” on the liability side of the consolidated balance sheet as of December 31, 2008.

— Remuneration of the members of the management committee

The remuneration paid during the year 2008 to the members of BBVA’s Management Committee, excluding executive directors, comprised €6,768 thousand in fixed remuneration and €13,320 thousand in variable remuneration accrued in 2008 and paid in 2009.

In addition, the members of the Management Committee, excluding executive directors, received remuneration in kind totalling €369 thousand in the year 2008.

(*)	This paragraph includes information on the members of the Management committee as of December 31, 2008, excluding the executive directors.

— Pension commitments

The provisions recorded as of December 31, 2008 to cover the commitments assumed in relation to executive director pensions, including the allowances recorded in 2008, amounted to €19,968 thousand, broken down as follows:

Thousand of euros

Chairman & CEO	72,547
President & COO	52,495
Company Secretary	8,710

Total	133,752

Insurance premiums amounting to €78 thousand were paid on behalf of the non-executive directors on the Board of Directors.

The provisions charged as of December 31, 2008 for post-employment commitments for the Management committee members, excluding executive directors, amounted to €51,326 thousand. Of these, €16,678 thousand were charged in the year.

- Long-term plan for remuneration with shares (2006-2008) for executive directors and members of the management committee

The AGM, 18th March 2006, approved a long-term plan for remuneration of executives with shares for the period 2006-2008. The plan was for members of the management team, including the executive directors and members of the Management committee and will be paid out in the second half of 2009.

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

Although this group of banks was determined in a resolution approved by shareholders in general meeting on March 18, 2006, the Board, at the proposal of the Appointments and Remuneration Committee, exercising the powers delegated to its at the shareholders’ meeting, agreed to modify the composition of the peer group in the wake of M&A activity at certain of the banks, adjusting the Plan coefficients so as not to distort its ultimate execution.

The number of theoretical shares allocated to executive directors, in accordance with the plan ratified at the shareholders’ meeting, was 320,000 for the Chairman & CEO, 270,000 for the President & CEO and 100,000 for the Board Secretary.

The total number of theoretical shares allocated to Management Committee members, excluding executive directors, as of December 31, 2008, was 1,124,166.

Upon conclusion of the Plan on December 31, 2008, the TSR was determined for BBVA and its peers in accordance with the terms established at the outset. BBVA ranked third among its peers, so that the coefficient to be applied to the number of theoretical shares assigned to each beneficiary to determine the number of BBVA shares to be distributed to them is a factor of 1.42.

As a result, the number of shares to be delivered under the Plan, the settlement of which will be submitted to the Bank’s shareholders in general meeting, to each of the executive directors and members of the Management Committee as of year-end as a group, is as follows:

	No Assigned		Number of
	Theoretical Shares	Multiplier Ratio	Shares

Chairman & CEO	320,000	1.42	454,400
President & COO	270,000	1.42	383,400
Company Secretary	100,000	1.42	142,000
Other members of Board of Directors	1,124,166	1.42	1,596,316

— Scheme for remuneration of non-executive directors with deferred delivery of shares

The Annual General Meeting, March 18th, 2006, under agenda item eight, resolved to establish a remuneration scheme using deferred delivery of shares to the Bank’s non-executive directors, to substitute the earlier scheme that had covered these directors.

The new plan assigns theoretical shares each year to non-executive director beneficiaries equivalent to 20% of the total remuneration paid to each in the previous year, using the average of BBVA stock closing prices from the sixty trading sessions prior to the annual general meeting that approve the financial statements for the years covered by the scheme starting from the year 2007. These shares, where applicable, are to be delivered when the beneficiaries cease to be directors on any grounds other than serious dereliction of duties.

The number of theoretical shares allocated to non-executive director beneficiaries under the deferred share delivery scheme approved at the shareholders’ meeting in 2008 corresponding to 20% of the total remuneration paid to each in 2007, is set forth below:

		Accumulated
	Theoretical	Theoretical
Directors	Shares	Shares

Tomás Alfaro Drake	2,655	4,062
Juan Carlos Álvarez Mezquíriz	4,477	23,968
Rafael Bermejo Blanco	4,306	4,306
Ramón Bustamante y de la Mora	4,064	23,987
José Antonio Fernández Rivero	4,533	14,452
Ignacio Ferrero Jordi	4,477	24,540
Román Knörr Borrás	3,912	19,503
Carlos Loring Martínez de Irujo	4,067	11,751
Enrique Medina Fernández	5,322	33,357
Susana Rodríguez Vidarte	3,085	13,596

Total	40,898	173,522

— Severance payments

The Chairman of the board will be entitled to retire as an executive director at any time after his 65th birthday and the President & COO and the Company Secretary after their 62nd birthday. They will all be entitled to the maximum percentage established under their contracts for retirement pension, and vesting their right to the pension once they reach said ages will render the indemnity agreed under their contracts null and void.

The contracts of the Bank’s executive directors (Chairman & CEO, President & COO, and Company Secretary) recognise their entitlement to be compensated should they leave their post for grounds other than their own decision, retirement, disablement or serious dereliction of duty. Had this occurred during the year 2009, they would have received the following amounts: €80,833 thousand for the Chairman & CEO; €60,991 thousand for the President & COO, and €13,958 thousand for the Company Secretary.

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

55.	DETAIL OF THE DIRECTORS’ HOLDINGS IN COMPANIES WITH SIMILAR BUSINESS ACTIVITIES

As of December 31, 2008 pursuant to Article 127 third section of the Spanish Corporations Law, introduced by Law 26/2003 of 17 July amending Securities Market Law 24/1988 of July 28, and the revised Corporations Law, in order to reinforce the transparency of listed companies, set forth below are the companies engaging in an activity that is identical, similar or complementary to that which constitutes the corporate purpose of BBVA, in which the members of the Board of Directors have a direct or indirect ownership interest. None of the directors discharge executive or administrative functions at these companies.

Investments
Type of
Ownership
Surname (s) and First Name	Company	Number of Shares	Interest

Alfaro Drake, Tomás	—	—	—
Alvarez Mezquiriz, Juan Carlos	—	—	—
Bermejo Blanco, Rafael	Banco Santander	7,400	Direct
	Banco Popular Español	14,180	Direct
Breeden, Richard C.	—	—	—
Bustamante y de la Mora, Ramón	—	—	—
Fernández Rivero, José Antonio	—	—	—
Ferrero Jordi, Ignacio	Banco Santander	12,245	Indirect
	Banco Popular Español	2,490	Indirect
Goirigolzarri Tellaeche, José Ignacio		—
González Rodríguez, Francisco	RBC Dexia Investor Services España, S.A.	76,040	Indirect
Knörr Borrás, Román	—	—	—
Loring Martínez de Irujo, Carlos	—	—	—
Maldonado Ramos, José	—	—	—
Medina Fernández, Enrique	—	—	—
Rodríguez Vidarte, Susana	—	—	—

56.	OTHER INFORMATION

On March 15, 2002, the Bank of Spain initiated a proceeding against BBVA and 16 of its former directors and executives, as a result of the existence of funds (approximately €225 million) belonging to BBV that were not included in the entity’s financial statements until they were voluntarily regularized by being recorded in the 2000 consolidated income statement as extraordinary income, for which the related corporation tax was recorded and paid. BBVA notified the Bank of Spain of these matters on January 19, 2001.

On May 22, 2002, the Council of the Spanish Securities and Exchange Commission (CNMV) commenced a proceeding against BBVA for possible contravention of the Securities Market Law (under Article 99 ñ) thereof owing to the same events as those which gave rise to the Bank of Spain’s proceeding.

The commencement of proceedings to determine an eventual criminal liability of the individuals involved in those events triggered the suspension of the above mentioned proceedings until a definitive criminal resolution was issued. These criminal proceedings finished by definitive court resolutions on 2007 without criminal liability for any person involved in them. The end of these criminal proceedings has allowed the re-opening of the proceedings: on June 13, 2007 the Bank of Spain, and on July 26, 2007 the Spanish National Securities Market Commission (CNMV), notified the end of the proceeding development suspension.

On July 18, 2008, the board of the Bank of Spain sanctioned BBVA with a fine of one million euros for a serious breach as typified in article 5.p) of the “Ley de Disciplina e Intervención de las Entidades de Crédito” (Law regulating the conduct of financial entities) and also imposed various sanctions on the managers and executives responsible for such conduct none of whom are presently members of the Board of Directors, or hold executive office at BBVA.

On July 18, 2008, the Ministry of Economy and Finance sanctioned the entity with a fine of two million euros, as a result of the proceeding initiated by the Spanish Securities and Exchange Commission, for a very serious breach as typified in Article 99, n) of the “Ley del Mercado de Valores” (law regulating securities markets).

Both sanctions have been appealed within the Ministry of Economy and Finance, but no decisions have been issued as of the date of this report.

57.	SUBSEQUENT EVENTS

Subsequent to the year-end close, the Directors of Banco de Crédito Local de España, S.A. and BBVA Factoring E.F.C., S.A. (both sole shareholder companies), in their respective Board meetings held on January 26, 2009, and Banco Bilbao Vizcaya Argentaria, S.A., in its Board meeting of January 27, 2009, approved the proposal to merge the first two sole shareholder companies into Banco Bilbao Vizcaya Argentaria, S.A. and the subsequent transfer en bloc of their assets to BBVA, which will acquire by universal succession the transferors’ rights and obligations.

The merger agreement will be submitted to shareholders for approval in general meeting during the first quarter of the year. Given that the merged companies are wholly and directly owned by Banco Bilbao Vizcaya Argentaria, S.A., in accordance with article 250.1 of the Spanish Public Limited Companies Act, it will not be necessary to increase the capital of Banco Bilbao Vizcaya Argentaria, S.A. or for management reports to be prepared by the companies involved in the merger, or for reports to be prepared by independent experts on the merger proposal.

58.	DIFFERENCES BETWEEN EU-IFRS REQUIRED TO BE APPLIED UNDER THE BANK OF SPAIN’S CIRCULAR 4/2004 AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES.

As described in Note 1, the accompanying Consolidated Financial Statements of the BBVA Group are presented in the formats stipulated by the Bank of Spain’s Circular and were prepared by applying the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. Such formats and accounting principles vary in certain respects from those generally accepted in the United States (“U.S. GAAP”).

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

Accounting practices used by the Bank in preparing the Consolidated Financial Statements conform to EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, but do not conform to U.S. GAAP. A summarized reconciliation of stockholders’ equity as of December 31, 2008, 2007 and 2006 and net income for the years 2008, 2007 and 2006 to U.S. GAAP is set forth below.

The following tables set forth the adjustments to consolidated net income and to consolidated stockholders’ equity which would be required if U.S. GAAP had been applied to the accompanying Consolidated Financial Statements:

		Increase (Decrease) Year Ended December 31,
	Item #	2008	2007	2006
		(Millions of euros, except per share data)

NET INCOME
Profit for the year under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		5,385	6,415	4,971
Income attributed to the minority interest under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (*)		(365)	(289)	(235)
Net Income attributed to parent company under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		5,020	6,126	4,736
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	(36)	(31)	(22)
Valuation of assets	2	(32)	110	(1)
Valuation of financial instruments	3	—	(9)	74
Accounting of goodwill	4	(2)	(118)	(346)
Impact of SFAS 133	6	(128)	29	17
Loans adjustments	7	(1,152)	(924)	445
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	8	402	226	69

Net income in accordance with U.S. GAAP		4,070	5,409	4,972
Other comprehensive income, (loss) net of tax:
Foreign currency translation adjustments		(1,001)	(1,873)	(708)
Unrealized gains on securities:
Unrealized holding gains (losses) arising during period, net of tax		(2,657)	487	110
Derivative instruments and hedging activities		175	285	107

Comprehensive income (losses) in accordance with U.S. GAAP	9	587	4,308	4,481
Net income per share (Euros) (see Note 58.10)		1.10	1.50	1.46

(*)	Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 total stockholders’ equity and net income includes the equity and net income corresponding to the stockholders of both the Parent and the minority interests. Under U.S. GAAP, total stockholders’ equity and net income is made up only of the equity portion attributed to equity holders of the Parent. Therefore, for reporting purposes, the minority interest portion is excluded of total stockholders’ equity and net income.

		Increase (Decrease) Year
		Ended December 31,
	Item #	2008	2007	2006
		(Millions of euros)

TOTAL STOCKHOLDERS’ EQUITY
Total Stockholders’ equity under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		26,705	27,943	22,318
Minority interest under IFRS (*)		(1,049)	(880)	(768)
Total stockholders’ equity without minority interest under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		25,656	27,063	21,550
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	5,469	5,505	5,537
Valuation of assets	2	(74)	(41)	(152)
Valuation of financial instruments	3	36	57	110
Accounting of goodwill	4	2,573	2,877	2,842
Translation of financial statements in high-inflation countries	5	(192)	(221)	(239)
Impact of SFAS 133	6	35	160	116
Loans adjustments	7	36	1,188	2,115
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	8	(795)	(1,203)	(1,418)

Total stockholders’ equity in accordance with U.S. GAAP		32,744	35,384	30,461

(*)	Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 total stockholders’ equity and net income includes the equity and net income corresponding to the stockholders of both the parent and the minority interests. Under U.S. GAAP, total stockholders’ equity and net income is made up only of the equity portion attributed to equity holders of the Parent. Therefore, for reporting purposes, the minority interest portion is excluded of total stockholders’ equity and net income.

The differences included in the tables above are explained in the following items:

1.	Business Combination with Argentaria —

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

ii. — Employee and other third party loans

Certain Group banks granted loans to shareholders, employees and customers for the acquisition of Argentaria, Caja Postal y Banco Hipotecario, S.A. shares. Under Spanish GAAP, these loans were recorded in the Consolidated Financial Statements under the caption “Credit, Loans and Discounts”. Under U.S. GAAP, these loans should be recorded as a reduction of total stockholders’ equity because the only recourse for collection is the shares themselves.

iii. — Goodwill

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

iv. — Up-front premium reversal

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

v. — Valuation of investment securities

Under SFAS 115, available-for-sale securities must be recorded at market value in total stockholders’ equity.

vi. — Investments in affiliated Companies

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

The excess of the fair value of the new shares issued in exchange for the Argentaria shares over the net worth of Argentaria, was allocated to the following specific items:

2000	Millions of euros

Net Lending	611
Investment Securities-Held to Maturity	306
Premises and Equipment	129
Other assets and liabilities	(113)
Long Term Debt	(173)
Tax Effect	(220)
Goodwill	5,776

6,316

For U.S. GAAP purposes, BBVA amortizes the excess of the fair value assigned to the specific items over their remaining economic life. The amortization of the excess allocated to specific assets and liabilities was €36.5 million (net of tax), €31.4 million (net of tax) and €22.2 million (net of tax) in 2008, 2007 and 2006, respectively.

Until December 31, 2001 BBVA amortized the goodwill on a straight line basis over a period of 25 years. Since January, 2002 BBVA stopped the amortization of the remaining goodwill pursuant to SFAS 142 and it has been assigned to different Reporting Units and tested for impairment as described in Note 2.2.11. As of December 31, 2008 goodwill was €5,333 million.

The adjustment to total stockholders’ equity, that reflects both effects, was €5,469 million, €5,505 million and €5,537 million as of December 31, 2008, 2007 and 2006, respectively.

2.	Valuation of assets —

This adjustment basically relates to the following:

• Revaluation of property

As described in Note 29.3, certain of the Spanish and foreign consolidated companies restated the cost and accumulated depreciation of property and equipment pursuant to the relevant legislation.

Fixed asset depreciation is computed on the restated value and the total amount charged to income is deductible for corporate income tax purposes. In addition, results on sales or dispositions of fixed assets are determined as the difference between the selling price and the net restated value.

Under U.S. GAAP these revaluations are not permitted to be reflected in the financial statements.

The amounts of the adjustments indicated below have been calculated to reflect the reversal of the additional depreciation on the revalued property and equipment (€4.78 million, €5.03 million and €8.10 million as of

December 31, 2008, 2007 and 2006, respectively) and the additional income that would have resulted if the Group had not restated the fixed assets that have been sold (€5.88 million, €122.92 million and €2.92 million as of December 31, 2008, 2007 and 2006, respectively). The adjustment to total stockholders’ equity reflects the reversal of the unamortized revaluation surplus (€148.09 million, €158.76 million and €286.71 million as of December 31, 2008, 2007 and 2006, respectively).

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

Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect in the income statement the additional depreciation on the revalued property and equipment (€3.23 million, €3.23 million and €3.23 million as of December 31, 2008, 2007 and 2006, respectively) and the additional income (losses) related to property and equipment with different book value under U.S. GAAP which have been sold (losses of €38.6 million as of December 31, 2008 and income of €36.3 million as of December 31, 2006). The adjustment to total stockholders’ equity reflects the reversal of the adjustments to the attributed cost (€67.35 million, €109.18 million and €112.41 million as of December 31, 2008, 2007 and 2006, respectively).

3.	Valuation of financial instruments —

Group’s criteria of accounting for such securities are described in Note 2.2.1. The recognition, measurement and disclosure criteria included in IAS 32 and 39, were applied retrospectively to January 1, 2004 (the date of transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004). Certain Debt securities were recognized at fair value of that date under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 through total stockholders’ equity. Therefore, there is an adjustment in the reconciliation of stockholders’ equity to U.S. GAAP to reflect the reversal of the adjustments to the fair value (an increase of €32.15 million, €46.76 million and €61.37 million as of December 31, 2008, 2007 and 2006, respectively).

4.	Accounting of goodwill —

The breakdown of this adjustment is as follows:

	Total Stockholders’ Equity			Net Income
	2008	2007	2006	2008	2007	2006
	Millions of euros

Goodwill charged to reserves in 1998 and 1999	65	65	65	—	—	—
Different period of amortization of goodwill reversed	99	99	99	—	—	—
Amortization under Spanish GAAP not reversed under U.S. GAAP	(154)	(154)	(154)	—	—	—
Reversal of amortization	970	970	970	—	—	—
Reversal of Step Acquisition	2,310	2,648	2,930	—	—	—
Step Acquisition of BBVA Bancomer	(1,170)	(1,200)	(1,105)	1	(100)	(344)
Acquisition of Compass	405	405	—	—	—	—
Others	48	43	37	(3)	(18)	(2)

Adjustment 4 in reconciliation to U.S. GAAP	2,573	2,877	2,842	(2)	(118)	(346)

The main reasons that generate a difference between EU-IFRS and U.S. GAAP in goodwill are the following:

Adjustments related to Goodwill previous to IFRS-1

The items included in the table above mentioned as “Goodwill charged to reserves in 1998 and 1999”,“Different period of amortization of goodwill reversed”, “Amortization under Spanish GAAP not reversed under U.S. GAAP” and “Reversal of amortization”, refer to certain impairments or amortizations of goodwill accounted for under Spanish GAAP previous to the date of adoption of IFRS-1. These impairments or amortizations were not acceptable under U.S. GAAP because they did not satisfy the SFAS 142 requirements. Therefore, there is an adjustment in the reconciliation of stockholders’ equity to U.S. GAAP to reflect the reversal of these impairments and amortizations of goodwill recorded prior to January 1, 2004.

Reversal of step acquisition

Investments acquired subsequent to obtaining control over a company (i.e. transactions involving the purchase of equity interests from minority shareholders) were treated as “equity transactions”. The amount of goodwill recorded under prior GAAP, at January 1, 2004, transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, was recorded on the transactions performed after control was obtained. These amounts were charged to “minority interest” and the surplus amount were charged to total stockholders’ equity.

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

Under U.S. GAAP once the process of allocating the purchase price to all assets and liabilities of the company acquired, the goodwill was €1,060.2 million. The entire amount of goodwill was allocated to the Mexico reporting unit in the “Mexico and the United States” segment (now “Mexico” as explained in Note 6). The reconciliation of the net worth acquired and the fair value of the assets and liabilities acquired for purposes of U.S. GAAP was as follows:

Millions of euros

Net worth acquired	1,207
Investment securities	(32)
Net loans and leases	622
Premises and equipment	(28)
Intangible assets	970
Other Assets	189
Time Deposits	(124)
Long term debt	(50)
Other liabilities	(490)

Fair value under U.S. GAAP	2,264

The identified intangible assets are related to “core deposits”, which were calculated according to the purchase method and are amortized over a period of 40 months. Additionally, the allocated amount of net loans and leases are amortized over a weighted-average period of 3 years. Under U.S. GAAP, the adjustment (net of tax) in the income statement was negative €1 million, €100.2 million and €344.4 million as of December 31, 2008, 2007 and 2006, respectively, mainly related to the additional amortization expenses of assets and liabilities subject to amortization.

The “Other liabilities” caption includes basically temporary differences arising from different accounting and tax values of assets and liabilities allocated in the acquisition. Because the amounts allocated to certain assets are non deductible under Spanish Tax Law, additional goodwill and the corresponding deferred tax liabilities have been considered under U.S. GAAP.

Since Bancomer was consolidated by Group BBVA at July 1, 2000, there are no purchased research and development assets that were acquired and written off.

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

This difference resulted in a reconciling item to stockholders’ equity (an increase of €405 million as of December 31, 2008 and December 31, 2007).

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

The principal BBVA Group’s goodwill assigned to each Reporting Unit as of December 31, 2008, 2007 and 2006 for annual impairment test purposes are the following:

	2008	2007	2006
	Millions of euros

Spain and Portugal	4,286	4,353	4,081
Global Businesses	1,489	1,410	1,681
Pensions in South America	208	251	270
México	2,265	2,713	3,040
Chile	86	104	126
United States and Puerto Rico	7,098	6,698	1,724
Colombia	193	204	213

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

Year 2008, 2007 and 2006 analysis

As of December 31, 2008, 2007 and 2006, the Group has performed the required annual impairment tests of goodwill. As a result of Step 1 procedures of the above mentioned impairment test, the carrying amount of the Reporting Unit did not exceed its fair value.

5.	Translation of financial statements in high-inflation countries —

As indicated in Note 2.2.5, after the transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which is January 1, 2004, none of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies. Accordingly, as of December 31, 2008, 2007 and 2006 it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.

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

The adjustment reflects the reversal of the charges to stockholders’ equity arising from inflation registered in dependent companies established in “non highly inflationary economies” (€191.51 million, €221.02 million and €239.49 million as of December 31, 2008, 2007 and 2006, respectively).

6.	Impact of SFAS 133

As of December 31, 2008, the main differences between IAS 39 and SFAS 133 that have resulted in reconciling items to net income and stockholders’ equity between IFRS and U.S. GAAP were as follows:

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

As of December 31, 2008, 2007 and 2006, we maintained certain financial assets and financial liabilities registered at fair value through the profit or loss under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 which did not meet the conditions to be designated as financial asset or financial liability held for trading under U.S. GAAP. This difference resulted in a reconciling item to net income (a decrease of €116.1 million, an increase of €9.5 million and a increase of €72.40 million as of December 31, 2008, 2007 and 2006, respectively) and stockholders’ equity (an increase of €70.47 million, an increase of €40.38 million and a decrease of €17.18 million as of December 31, 2008, 2007 and 2006, respectively) in the reconciliation to U.S. GAAP.

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

Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect in the net income (a decrease of €10.07 million, an increase of €16.72 million and a decrease of €6.03 million as of December 31, 2008, 2007 and 2006, respectively) and in stockholders’ equity (a decrease of €96.40 million, €108.65 million and €128.48 million as of December 31, 2008, 2007 and 2006, respectively) the speculative nature of these transactions under U.S. GAAP.

Methods used to assess hedge effectiveness

Even though the methodology to assess the hedge effectiveness is the same under both GAAPs, there are certain adjustments made in order to validate the hedge effectiveness that is permitted under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and not under U.S. GAAP.

The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 allows to designate a hedging instrument as hedging only a portion of the time period to maturity, and therefore adjust the effectiveness test to comply with the hedging objective. Under U.S. GAAP such hedges are not allowed.

Consequently, in 2008 and 2007 there is an adjustment to reverse these partial hedging transactions under U.S. GAAP. This difference resulted in a reconciling item to net income (a decrease of €2.2 million and an increase of €2.5 million as of December 31, 2008 and 2007, respectively) and stockholders’ equity (a decrease of €8.78 million and an increase of €10.61 million as of December 31, 2008 and 2007, respectively) in the reconciliation to U.S. GAAP. During 2006 there were no hedging transactions of these types.

The fair value of derivatives that afforded hedge accounting treatment under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 but did not qualify as hedges under U.S. GAAP as of December 31, 2008, 2007 and 2006 amounted negative to €8.38 million, €113.93 million and €47.34 million, respectively.

The fair value of derivatives that afforded hedge accounting treatment under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and qualify as hedges under U.S. GAAP as of December 31, 2008, 2007 and 2006 amounted to €2,615.07 million, negative to €643.35 million and negative to €269.08 million, respectively.

7.	Loans adjustments

As we described in Note 2.2.1.b to the Consolidated Financial Statements, a loan is considered to be an impaired loan — and therefore its carrying amount is adjusted to reflect the effect of its impairment — when there is objective evidence that events have occurred which, in the case of loans, give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.

The potential impairment of these assets is determined individually or collectively. The quantification of impairment losses is determined on a collective basis in the following two cases:

•	Assets classified as impaired for customers in which the amount of their operations is less than € 1 million.

•	Asset portfolio not currently impaired but which presents an inherent loss.

Inherent loss, calculated using statistical procedures, is deemed equivalent to the portion of losses incurred on the date that the accompanying consolidated financial statements are prepared that has yet to be allocated to specific transactions.

The Group estimates collective inherent loss of credit risk corresponding to operations realized by Spanish financial entities of the Group (approximately 68.73% of the Loans and Receivables of the Group as of December 31, 2008), using the parameters set by Annex IX of the Circular 4/2004 from Bank of Spain on the basis of its experience and the Spanish banking sector information in the quantification of impairment losses and provisions for insolvencies for credit risk.

Notwithstanding the above, the Group has historic statistical data which it used in its internal ratings models (IRBs) that were approved by the Bank of Spain for some portfolios in 2008, albeit only for the purpose of estimating regulatory capital under the new Basel Accord (BIS II). It uses these internal models to calculate the economic capital required in its activities and uses the expected loss concept to quantify the cost of credit risk for incorporation in its calculation of the risk-adjusted return on capital of its operations.

To estimate the collective loss of credit risk corresponding to operations with non Spanish residents registered in foreign subsidiaries, the Group applies similar methods and criteria, using the Bank of Spain’s parameters but adapting the default calendars to the particular circumstances of the country. Additionally, in Mexico for consumer loans, credit cards, and mortgages portfolios, as well as for credit investment maintained by the Group in the United States, internal models are used to calculate the impairment losses based on historical experience of the Group (approximately 13% of the Loans and Receivables of the Group as of December 31, 2008).

In either case, the aforementioned provisions required under Circular 4/2004 from Bank of Spain standards fall within the range of provisions calculated using the Group’s internal ratings models.

For the years ended December 31, 2007 and 2006, the provisions required under Circular 4/2004 from Bank of Spain standards represented the estimate of a stress scenario located in an extreme of the range of provisions calculated using the Group’s internal ratings models. Therefore, those provisions did not represent the best estimate of allowance for loan losses under U.S. GAAP which is the central scenario of the range of provisions calculated using the Group’s internal ratings models. As a consequence, there was an adjustment in the reconciliation to U.S. GAAP in order to reflect in net income the reversal of the provisions recorded in excess in each year (a decrease of €924 million and an increase of €445 million as of December 31, 2007 and 2006, respectively) and in stockholders’ equity the excess of the accumulated allowance for loan losses (an increase of €1,188 million and an increase of €2,115 million as of December 31, 2007 and 2006, respectively).

For the year ended December 31, 2008, there is no substantial difference in the calculation made under both GAAPs because the allowance for loan losses calculated under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 is similar to the best estimate of allowance for loan losses under U.S. GAAP, which is the central scenario determined by using our internal risk models with our historical experience. Therefore, the allowance for loan losses calculated under both GAAPs are the same and the Bank has included an adjustment in the reconciliation of net income for the year 2008 in order to make equivalent the allowance for loan losses under U.S. GAAP to the allowance for loan losses calculated under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (a decrease of €1,152 million, as of December 31, 2008).

8.	Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS No. 109 —

The previous adjustments to net income and stockholders’ equity do not include their related effects on corporate tax (except for the adjustments mentioned in Item 1, the acquisition of BBVA Bancomer, S.A. de C.V. described in Item 5 and loans adjustments described in Item 7, which are disclosed under “Tax effect of above mentioned adjustments” item in the respective reconciliation statements.

As described in Note 2.2.13 deferred tax assets and liabilities include temporary differences measured at the amount expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the year when the asset will be realized or the liability settled.

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

The Group adopted the provisions of FIN 48 effective January 1, 2007. As a result of adoption, the Group recorded a decrease €34.86 million in retained earnings and a decrease in net income of €30.76 million as of December 31, 2007. Consequently, the adoption of FIN 48 provokes a decrease of €65.62 million in stockholders equity as of December 31, 2007. Additionally, as of December 31, 2008, the Group recorded a decrease €65.62 million in retained earnings and an increase in net income of €6.80 million. Consequently, there is a decrease of €58.82 million in stockholders’ equity as of December 31, 2008.

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

In the reconciliation to U.S. GAAP, the Group has recorded deferred tax assets of negative €671.20 million, €981.35 million and €86.79 million as of December 31, 2008, 2007 and 2006 and deferred tax liabilities of negative €105.70 million, €174.9 million and €238.42 million as of December 31, 2008, 2007 and 2006, respectively.

SFAS 109 requires providing a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. As of December 31, 2008, 2007 and 2006 the valuation allowance was positive €11.42 million, negative €10.8 million and negative €45.07 million, respectively.

As required by SFAS 109, the effects of the change in Spanish tax laws were included in income (see Note 32.c)

The following is a reconciliation of the income tax provision under IFRS to that under U.S. GAAP:

	2008	2007	2006
	Millions of euros

Income tax provision under IFRS	1,541	2,079	2,059
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	(416)	(283)	(238)
Of which: Adjustments of deferred tax liability/assets for enacted changes in tax laws of U.S. adjustments	—	—	(326)
Income tax provision under U.S. GAAP	1,125	1,796	1,822

The following is a reconciliation of the deferred tax assets and liabilities recorded under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and those that should be recorded under SFAS 109:

	2008		2007		2006
	Deferred Tax	Deferred Tax	Deferred Tax	Deferred Tax	Deferred Tax	Deferred Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	Millions of euros

As reported under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004	5,055	(1,282)	4,310	(2,235)	4,703	(1,747)
Less-
Timing differences recorded under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and reversed in the reconciliation to U.S. GAAP	(719)	—	(1,070)	—	(1,355)	—
Tax effect of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP reconciliation adjustments	(1)	—	(3)	—	(14)	—
Plus-
Tax effect of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP reconciliation adjustments	48	(106)	92	(175)	101	(238)
As reported under SFAS 109 (gross)	4,384	(1,388)	3,329	(2,410)	3,435	(1,985)
Valuation reserve	11	—	(22)	—	(45)	—
As reported under SFAS 109 (net)	4,395	(1,388)	3,307	(2,410)	3,390	(1,985)

The following is an analysis of deferred tax assets and liabilities as of December 31, 2008, 2007 and 2006 estimated in accordance with U.S. GAAP:

	December 31,
	2008	2007	2006
	(Millions of euros)

Deferred Tax assets
Loan loss reserves	1,425	1,042	830
Unrealized losses on securities pension liability	1,654	1,522	1,645
Fixed assets	44	47	86
Net operating loss carryforward	38	121	330
Investments and derivatives	333	—	36
Goodwill	(150)	(118)	(74)
Other	1,039	715	582
Total deferred tax assets	4,384	3,329	3,435
Valuation reserve	11	(22)	(45)
Net tax asset	4,395	3,307	3,390
Deferred tax liabilities
Unrealized gains on securities pension liability	(1)	—	(1)
Unrealized gains on investments	(220)	(1,471)	(1,450)
Gains on sales of investments	(115)	(107)	(135)
Fixed assets	(11)	(38)	(99)
Goodwill	(67)	(84)	(148)
Other	(974)	(710)	(152)
Total deferred tax liabilities	(1,387)	(2,410)	(1,985)
Valuation reserve	—	—	—
Net tax liabilities	(1,387)	(2,410)	(1,985)

Reconciliation between the federal statutory tax rate and the effective income tax rate is as follows:

	As of December 31,	As of December 31,	As of December 31,
	2008	2007	2006
	% percentages

Corporate income tax at the standard rate	30.00	32.50	35.00
Decrease arising from permanent differences	(9.96)	(7.86)	(7.16)
Adjustments to the provision for prior years’ corporate income tax and other taxes	2.21	(0.15)	1.45
Income tax provision under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004	22.25	24.49	29.29
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	(0.59)	0.44	(2.48)
Income tax provision under U.S. GAAP	21.65	24.93	26.81

9.	Other Comprehensive Income

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

The accumulated balances of other comprehensive income as of December 31, 2008, 2007 and 2006 were as follows:

	Foreign
	Currency	Unrealized	Gains on	Other
	Translation	Gains on	Derivative	Comprehensive
	Adjustments	Securities	Instruments	Income
	Millions of euros

Balance as of December 31, 2006	(3,292)	3,240	17	(35)
Changes in 2007	(1,873)	487	285	(1,101)
Balance as of December 31, 2007	(5,165)	3,727	302	(1,137)
Changes in 2008	(1,001)	(2,657)	175	(3,483)
Balance as of December 31, 2008	(6,166)	1,070	477	(4,619)

Taxes allocated to each component of other comprehensive income as of December 2008, 2007 and 2006 were as follows:

	2008			2007			2006
	Before	Tax			Tax		Before	Tax
	Tax	Expense or	Net of Tax	Before Tax	Expense or	Net of Tax	Tax	Expense or	Net of Tax
	Amount	Benefit	Amount	Amount	Benefit	Amount	Amount	Benefit	Amount
	Millions of Euros

Foreign currency translations adjustment	(1,001)	—	(1,001)	(1,873)	—	(1,873)	(709)	—	(709)
Unrealized gains on securities:
Unrealized holding gains arising during the period	(3,454)	797	(2,657)	633	(146)	487	425	(314)	111
Derivatives Instruments and Hedging Activities	228	(53)	175	370	(85)	285	139	(32)	107

Other comprehensive income	(4,227)	744	(3,483)	(871)	(231)	(1,102)	(145)	(346)	(491)

10.	Earnings per share

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

The computation of basic and diluted earnings per share as of December 31, 2008, 2007 and 2006 is presented in the following table:

	2008	2007	2006
	Millions of euros, except per share data

Numerator for basic earnings per share:
Income available to common stockholders (EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004)	5,020	6,126	4,736
Income available to common stockholders (U.S. GAAP):	4,070	5,409	4,972
Numerator for diluted earnings per share:
Income available to common stockholders (EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004)	5,020	6,126	4,736
Income available to common stockholders (U.S. GAAP):	4,070	5,409	4,972
Denominator for basic earnings per share	3,706,000,000	3,593,940,198	3,405,418,793
Denominator for diluted earnings per share	3,706,000,000	3,593,940,198	3,405,418,793
EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004
Basic earnings per share (Euros)	1.35	1.70	1.39
Diluted earnings per share (Euros)	1.35	1.70	1.39
U.S. GAAP
Basic earnings per share (Euros)	1.10	1.50	1.46
Diluted earnings per share (Euros)	1.10	1.50	1.46

At AGM held on March 13, 2009, the shareholders approved a resolution to supplement the 2008 cash dividend with a pay-out in kind of part of the share premium reserve, by delivering 60.451.115 BBVA treasury stocks. The Earnings per share ratios under EU-IFRS above would be 1.33, 1.68, 1.37 for the year 2008, 2007 and 2006, respectively. The earnings per share ratios under U.S. GAAP above would be 1.08, 1.48, 1.43 for the year 2008, 2007 and 2006, respectively.

11.	FIN 46-R

We arranged the issuance of preferred shares using special purpose vehicles (See Note 22.4.3.2). Our preferred security transactions are based on the following model:

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

Consequently, the deconsolidation of the entities described in Note 22.4.3.2 to our Consolidated Financial Statements has no impact on stockholders’ equity or net income under U.S. GAAP. These financial instruments that are presented under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 in the caption “Subordinated liabilities — preferences shares” are presented under U.S. GAAP under the caption “Time deposits” (€5,464 million).

12.	Statement of Financial Accounting Standards No. 157: “Fair Value Measurement”

In September 2006, the FASB issued this Statement that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. BBVA Group adopted FAS 157 and the adoption did not have a significant effect in our results of operations, financial position or cash flows. The disclosure about fair value measurements is presented in Notes 7 and 8.

13.	Other Accounting Standards

Statement of Financial Accounting Standards No. 159: “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115”

In February 2007 the FASB issued this Statement that includes an amendment of FASB Statements No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option in this Statement is similar, but not identical, to the fair value option in IAS 39, Financial Instruments: Recognition and Measurement.

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

BBVA Group elected not to apply the fair value option established by this Statement.

Statement of Financial Accounting Standards No. FAS 158: “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132”

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 106, and 132(R). SFAS No. 158 requires employers to recognize a net liability or asset and an offsetting adjustment to accumulate other comprehensive income to report the funded status of defined benefit pension and other post-retirement benefit plans. Previous standards required employers to disclose the complete funded status of its plans only in the notes to the financial statements.

Additionally, SFAS No. 158 requires employers to measure plan assets and obligations at their year-end balance sheet date. Guidance relating to the recognition of the over or under funded status of the plan and additional disclosure requirements was effective for our fiscal year ended December 31, 2006. Under IFRS and U.S. GAAP, actuarial gains or losses (arising from differences between the actuarial assumptions and what had actually occurred) and prior service cost (there are no transition cost), were recognized in the consolidated income statements (see Note 2.2.4). Therefore, it did not have impact on the results of operations, financial position or cash flows. Guidance relating to the measurement date of the plans is effective for the years ending after December 15, 2008 and the adoption of this standard did not have a significant impact in our results of operations, financial position or cash flows, due to the fact that measurement date is December 31 for each fiscal year (see Note 27 “Commitments with personnel”).

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

BBVA Group adopted this FSP and the adoption did not have a significant effect in our results of operations, financial position or cash flows.

14.	New Accounting Standards

FASB Staff Position No. FAS 157-2 “Effective Date of FASB Statement No. 157”

In February 2008, the FASB released a proposed FASB Staff Position (FSP SFAS 157-2 — Effective Date of FASB Statement No. 157) which, delayed the effective date of SFAS No. 157 until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for all non-financial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51

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

FASB Statement No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk — related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments.

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

Statement of Financial Accounting Standards No. 163, “Accounting for Financial Guarantee Insurance Contracts — an interpretation of FASB Statement No. 60”

Diversity exists in practice in accounting for financial guarantee insurance contracts by insurance enterprises under FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises. That diversity results in inconsistencies in the recognition and measurement of claim liabilities because of differing views about when a loss has been incurred under FASB Statement No. 5, Accounting for Contingencies. This Statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. Those clarifications will increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises. This Statement requires expanded disclosures about financial guarantee insurance contracts. The accounting and disclosure requirements of the Statement will improve the quality of information provided to users of financial statements.

This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for some disclosures about the insurance enterprise’s risk-management activities. This Statement requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period (including interim periods) beginning after issuance of this Statement. Except for those disclosures, earlier application is not permitted.

Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting”

This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).

This Statement is effective on November 15, 2008.

BBVA Group adopted FAS 162 and the adoption did not have a significant effect in our results of operations, financial position or cash flows.

FSP FAS 142-3, ‘‘Determination of the Useful Life of Intangible Assets”

This standard was issued in April 2008, and is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. The objective of this FSP is to amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), Business Combinations, and other U.S. generally accepted accounting principles (GAAP).

Under paragraph 11 of FASB Statement No. 142, the determination of the useful life would include consideration of any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost.

This FSP states that in developing assumptions about renewal or extension used to determine the useful life of a recognized intangible asset, an entity shall consider its own historical experience in renewing or extending similar arrangements; however, these assumptions should be adjusted for the entity-specific factors in paragraph 11 of Statement 142. In the absence of that experience, an entity shall consider the assumptions that market participants would use about renewal or extension (consistent with the highest and best use of the asset by market participants), adjusted for the entity-specific factors in paragraph 11 of Statement 142.

FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”

This FSP applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. It clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.

FSP No. FAS 132(R)-1 Employers’ Disclosures about Postretirement Benefit Plan Assets

This FASB Staff Position, issued in December 2008, amends FASB Statement No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. It also includes a technical amendment to Statement 132(R) that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented.

The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. Earlier application of the provisions of this FSP is permitted. The technical amendment to Statement 132(R) (see paragraph B1(c)) is effective upon issuance of this FSP.

FSP FAS 133-1 and FIN 45-4 — Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161

This FSP, issued in September 2008, amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This FSP also amends FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this FSP clarifies the Board’s intent about the effective date of FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities.

The provisions of this FSP that amend Statement 133 and Interpretation 45 shall be effective for reporting periods (annual or interim) ending after November 15, 2008.

FSP FAS 140-4 and FIN 46(R)-8 — Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities

This FASB Staff Position, issued in December 2008, amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities.

Additionally, this FSP requires certain disclosures to be provided by a public enterprise that is a sponsor of a qualifying special-purpose entity (SPE) that holds a variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE, and a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE. The disclosures required by this FSP are intended to provide greater transparency to financial statement users about a transferor’s continuing involvement with transferred financial assets and an enterprise’s involvement with variable interest entities and qualifying SPEs.

This FSP shall be effective for the first reporting period (interim or annual) ending after December 15, 2008, with earlier application encouraged. This FSP shall apply for each annual and interim reporting period thereafter.

FSP FAS 157-3 — Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active

This FASB Staff Position, issued in October 2008, clarifies the application of FASB Statement No. 157, Fair Value Measurements, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

This FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued.

FSP EITF 99-20-1 — Amendments to the Impairment Guidance of EITF Issue No. 99-20.

This FASB Staff Position, issued in January 2009, amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other than- temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and other related guidance.

The FSP shall be effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted.

FSP EITF 03-6-1 — Determining Whether Instruments Granted in Share-Based Payment transactions Are Participating Securities

This FASB Staff Position, issued in June 2008, addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, Earnings per Share.

This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this FSP. Early application is not permitted.

B)	CONSOLIDATED FINANCIAL STATEMENTS

1.	Differences relating to the financial statements presentation —

In addition to differences described in Note 58.A affecting net income and/or stockholders’ equity, there are differences relating to the financial statements presentation between the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP presentation following the formatting guidelines in Regulation S-X of the Securities and Exchange Commission of the United States. Although these differences do not cause differences between both GAAP reported net income and/or stockholders’ equity.

2.	Consolidated Financial Statements under Regulation S-X —

Following are the consolidated balance sheets of the BBVA Group as of December 31, 2008, 2007 and 2006 and the consolidated statement of income for each of the years ended December 31, 2008, 2007 and 2006, in the format for banks and bank holding companies required by Regulation S-X of the Securities and Exchange Commission of the United States of America, and, accordingly, prepared under U.S. GAAP (after reconciliation adjustments described above in Note 58.A)

BANCO BILBAO VIZCAYA ARGENTARIA GROUP
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008, 2007 AND 2006
(Currency — Millions of Euros)

	2008	2007	2006

ASSETS
Cash and due from banks	11,862	4,982	4,779
Interest-bearing deposits in other banks	31,831	33,727	19,294
Securities purchased under agreements to resell	6,480	6,870	7,117
Trading securities	75,063	63,496	52,812
Investments securities	53,416	53,694	48,236
Net Loans and leases:
Loans and leases, net of unearned income	340,958	316,743	261,862
Less: Allowance for loan losses	(7,384)	(5,931)	(4,288)
Hedging derivatives	3,929	1,097	2,011
Premises and equipment, net	6,462	4,764	3,906
Investments in affiliated companies	1,467	1,535	889
Intangible assets	780	811	466
Goodwill in consolidation	15,634	15,741	11,142
Accrual accounts	383	604	674
Others assets	8,693	12,436	12,071

Total assets	549,574	510,569	420,971

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Demand deposits	92,854	66,381	68,632
Savings deposits	46,732	40,523	36,161
Time deposits	166,322	133,311	101,634
Due to Bank of Spain	37	8,210	4,689
Trading account liabilities	43,009	19,273	14,923
Hedging derivatives	1,226	1,807	2,280
Short-term borrowings	61,832	56,993	52,450
Long-term debt	76,302	118,128	78,848
Taxes payable	2,372	2,992	2,608
Accounts payable	7,420	6,239	6,772
Accrual accounts	1,918	1,820	1,510
Pension allowance	6,359	5,967	6,358
Other Provisions	2,319	2,374	2,291
Others liabilities	7,241	10,476	10,791

Total liabilities	515,944	474,494	389,947
Minority interest	886	692	563
Stockholders’ equity
Capital stock	1,836	1,836	1,740
Additional paid-in capital	12,770	12,770	9,580
Dividends	(1,820)	(1,661)	(1,363)
Other capital instruments	(720)	(389)	(147)
Retained earnings	20,679	22,828	20,651

Total stockholders’ equity	32,744	35,384	30,461

Total liabilities and stockholders’ equity	549,574	510,569	420,971

BANCO BILBAO VIZCAYA ARGENTARIA GROUP
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED
DECEMBER 31, 2008, 2007 AND 2006
(Currency — Millions of Euros)

	2008	2007	2006

Interest Income
Interest and fees on loans and leases	24,140	19,191	13,744
Interest on deposits in other banks	1,722	1,684	1,110
Interest on securities purchased under agreements to resell	517	649	383
Interest on investment securities	4,479	4,176	4,353

Total interest income	30,859	25,700	19,590
Interest Expense
Interest on deposits	(12,982)	(8,464)	(5,975)
Interest on Bank of Spain & Deposit Guarantee Fund	(368)	(359)	(300)
Interest on short-term borrowings	(2,168)	(2,078)	(2,180)
Interest on long term debt	(3,199)	(5,015)	(2,757)

Total interest expense	(18,717)	(15,917)	(11,212)

Net Interest Income	12,141	9,783	8,378

Provision for loan losses	(3,956)	(2,832)	(1,031)

Net Interest Income after provision for loan losses	8,186	6,951	7,347

Non-interest income
Contingent liabilities (collected)	243	229	204
Collection and payments services (collected)	2,656	2,567	2,274
Securities services (collected)	1,895	2,089	2,017
Other transactions (collected)	746	707	624
Ceded to other entities and correspondents (paid)	(662)	(570)	(537)
Other transactions (paid)	(326)	(299)	(247)
Gains (losses) from:
Affiliated companies’ securities	306	252	1,293
Investment securities	1,579	1,751	2,729
Foreign exchange, derivatives and other, net	382	974	(902)
Other gains (losses)	3,656	2,237	1,625

Total non-interest income	10,474	9,937	9,080

Non-interest expense
Salaries and employee benefits	(4,716)	(4,335)	(3,989)
Occupancy expense of premise, depreciation and maintenance, net	(1,348)	(986)	(924)
General and administrative expenses	(2,423)	(2,198)	(1,891)
Impairment of goodwill	—	—	(12)
Net provision for specific allowances	(1,431)	(210)	(1,338)
Other expenses	(3,181)	(1,665)	(1,239)
Minority shareholder’s interest	(365)	(289)	(240)

Total non-interest expense	(13,465)	(9,683)	(9,633)

Income Before Income Taxes	5,194	7,205	6,794

Income tax expense	(1,124)	(1,796)	(1,822)

Net income	4,070	5,409	4,972

3.	Consolidated Statements of Changes in Stockholders equity —

Composition of stockholders’ equity (considering the final dividend) as of December 31, 2008, 2007 and 2006, is presented in Note 27, 28, 29 and 30. The variation in stockholders’ equity under U.S. GAAP as of December 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
	Millions of euros

Balance at the beginning of the year	35,384	30,461	25,375

Net income for the year	4,070	5,409	4,972
Dividends paid	(1,878)	(2,535)	(1,995)
Capital increase	—	3,288	3,000
Other comprehensive income	(3,488)	(1,101)	(491)
Foreign Currency Translation Adjustment	(1,007)	(1,873)	(708)
Unrealized Gains on Securities	(2,657)	487	110
Derivatives Instruments and Hedging Activities (SFAS 133)	176	285	107
Other variations	(1,344)	(138)	(400)

Balance at the end of the year	32,744	35,384	30,461

C)	MAIN DISCLOSURES REQUIRED BY U.S. ACCOUNTING REGULATIONS FOR BANKS AND ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP

1.	Investment Securities —

The breakdown of the Group’s investment securities portfolio by issuer is as follows:

	2008				2007				2006
	Amortized	Fair	Unrealized	Unrealized	Amortized	Fair	Unrealized	Unrealized	Amortized	Fair	Unrealized	Unrealized
	Cost	Value	Gains	Losses	Cost	Value	Gains	Losses	Cost	Value	Gains	Losses
	(Millions of euros)

DEBT SECURITIES —
AVAILABLE FOR SALE PORTFOLIO
Domestic-	11,743	11,910	229	(62)	10,088	10,161	150	(77)	9,221	9,494	291	(18)
Spanish Government	6,233	6,371	138	—	5,226	5,274	79	(31)	6,596	6,859	279	(16)
Other debt securities	5,510	5,539	91	(62)	4,862	4,887	71	(46)	2,625	2,635	12	(2)
International-	28,108	27,920	586	(774)	26,725	27,175	737	(287)	22,002	22,724	852	(130)
United States -	10,573	10,442	155	(286)	9,051	9,056	50	(45)	5,514	5,506	13	(21)
U.S. Treasury and other U.S. Government agencies	444	444	—	—	60	61	1	—	342	343	3	(2)
States and political subdivisions	382	396	15	(1)	515	518	5	(2)	310	310	—	—
Other debt securities	9,747	9,602	140	(285)	8,476	8,477	44	(43)	4,862	4,853	10	(19)
Other countries -	17,535	17,478	431	(488)	17,674	18,119	687	(242)	16,488	17,218	839	(109)
Securities of other foreign Governments	9,624	9,653	261	(232)	10,844	11,278	562	(128)	9,858	10,386	588	(60)
Other debt securities	7,911	7,825	170	(256)	6,830	6,841	125	(114)	6,630	6,832	251	(49)

TOTAL AVAILABLE FOR SALE PORTFOLIO	39,851	39,830	815	(836)	36,813	37,336	887	(364)	31,223	32,218	1,143	(148)

HELD TO MATURITY PORTFOLIO
Domestic-	2,392	2,339	7	(60)	2,402	2,271	—	(131)	2,404	2,337	2	(69)
Spanish Government	1,412	1,412	7	(7)	1,417	1,349	—	(68)	1,417	1,378	1	(40)
Other debt securities	980	927	—	(53)	985	922	—	(63)	987	959	1	(29)
International-	2,890	2,882	25	(33)	3,182	3,063	—	(119)	3,502	3,421	5	(86)

TOTAL HELD TO MATURITY PORTFOLIO	5,282	5,221	32	(93)	5,584	5,334	—	(250)	5,906	5,758	7	(155)

TOTAL DEBT SECURITIES	45,133	45,051	847	(929)	42,397	42,670	887	(614)	37,129	37,976	1,150	(303)

	2008				2007				2006
	Amortized	Fair	Unrealized	Unrealized	Amortized	Fair	Unrealized	Unrealized	Amortized	Fair	Unrealized	Unrealized
	Cost	Value(1)	Gains	Losses	Cost	Value(1)	Gains	Losses	Cost	Value(1)	Gains	Losses
	(Millions of euros)

EQUITY SECURITIES —
AVAILABLE FOR SALE PORTFOLIO
Domestic-	3,582	4,675	1,189	(96)	3,783	7,164	3,386	(5)	4,564	7,381	2,817	—
Equity listed	3,545	4,639	1,189	(95)	3,710	7,032	3,322	—	4,525	7,342	2,817	—
Equity Unlisted	37	36	—	(1)	73	132	64	(5)	39	39	—	—
International-	3,408	3,275	8	(141)	2,841	3,932	1,115	(24)	1,860	2,656	811	(15)
United States-	665	654	—	(11)	490	489	—	(1)	53	54	1	—
Equity listed	39	28	—	(11)	420	419	—	(1)	27	28	1	—
Equity Unlisted	626	626	—	—	70	70	—	—	26	26	—	—
Other countries-	2,743	2,621	8	(130)	2,351	3,443	1,115	(23)	1,807	2,602	810	(15)
Equity listed	2,545	2,416	1	(130)	2,242	3,346	1,127	(23)	1,702	2,497	810	(15)
Equity Unlisted	198	205	7	—	109	97	(12)	—	105	105	—	—

TOTAL AVAILABLE FOR SALE PORTFOLIO	6,990	7,950	1,197	(237)	6,624	11,096	4,501	(29)	6,424	10,037	3,628	(15)

TOTAL EQUITY SECURITIES	6,990	7,950	1,197	(237)	6,624	11,096	4,501	(29)	6,424	10,037	3,628	(15)

TOTAL INVESTMENT SECURITIES	52,123	53,001	2,044	(1,166)	49,021	53,766	5,388	(643)	43,553	48,026	4,778	(318)

(1)	The Fair Values are determined based on year-end quoted market process for listed securities and on management’s estimate for unlisted securities.

The total amount of losses amounted to €1,368 million, €702 million and €404 million as of December 31, 2008, 2007 and 2006, respectively.

	2008	2007	2006
	Millions of euros

Equity securities	(26)	(25)	(50)
Debt securities	(176)	(34)	(36)
(1) Total impairments other-than-temporary (charged to income under both GAAP)	(202)	(59)	(86)
Equity securities	(237)	(29)	(15)
Debt securities	(929)	(614)	(303)
(2) Total temporary unrealized losses	(1,166)	(643)	(318)

(1)+(2) Total losses	(1,368)	(702)	(404)

As of December 31, 2008 and 2007, most of our unrealized losses correspond to other debt securities (both Available-for-Sale and Held-to-Maturity securities). As of December 31, 2006, unrealized losses of debt securities and equity securities correspond basically to foreign securities held by Group BBVA.

As of December 31, 2008, the fair value of the debt securities is below its amortized cost. We have evaluated this decline in fair value to determine whether it is other than temporary and we have not recognized any other-than-temporary impairment for these securities for the fiscal year ended December 31, 2008 related to the following reasons:

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

As of December 31, 2008 the unrealized losses that correspond to equity securities have been considered temporary and we have not recognized any other-than-temporary impairment for these investments because the unrealized losses related to they have mainly arisen in a period shorter than one year and additionally the decrease in fair value of the securities is not severe.

As of December 31, 2008, 2007 and 2006, there are not realized losses that correspond to countries with transitory difficulties.

An analysis of the book value of investments, exclusive of valuation reserves, by contractual maturity and fair value of the debt securities portfolio is shown below:

	December 31, 2008
	Book Value
	Due in	Due After	Due After
	One Year	One Year to	Five Years to	Due After
	or Less	Five Years	Ten Years	Ten Years	Total
	(Millions of euros)

AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	342	606	2,520	2,903	6,371
Other debt securities	1,037	3,112	192	1,198	5,539

Total Domestic	1,379	3,718	2,712	4,101	11,910

	December 31, 2008
	Book Value
	Due in	Due After	Due After
	One Year	One Year to	Five Years to	Due After
	or Less	Five Years	Ten Years	Ten Years	Total
	(Millions of euros)

International
United States	1,277	3,431	3,026	2,708	10,442
U.S. Treasury and other U.S. government agencies	61	156	18	209	444
States and political subdivisions	60	121	141	74	396
Other U.S. securities	1,156	3,154	2,867	2,425	9,602
Other countries	3,208	5,847	4,292	4,131	17,478
Securities of other foreign governments	813	3,784	3,113	1,943	9,653
Other debt securities of other countries	2,395	2,063	1,179	2,188	7,825

Total International	4,485	9,278	7,318	6,839	27,920

TOTAL AVAILABLE-FOR-SALE	5,864	12,996	10,030	10,940	39,830

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	168	121	1,068	54	1,410
Other debt securities	26	259	566	130	980

Total Domestic	195	380	1,634	184	2,390

Total International	67	944	1,652	227	2,890

TOTAL HELD-TO-MATURITY	261	1,324	3,286	413	5,282

TOTAL DEBT SECURITIES	6,125	14,318	13,316	11,353	45,112

	December 31, 2008
	Market Value
	Due in	Due After	Due After
	One Year	One Year to	Five Years to	Due After
	or Less	Five Years	Ten Years	Ten Years	Total
	(Millions of euros)

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	168	121	1,068	54	1,412
Other debt securities	25	245	534	123	927

Total Domestic	193	366	1,602	178	2,339

Total International	66	938	1,650	228	2,882

TOTAL HELD-TO-MATURITY	259	1,304	3,252	406	5,221

	December 31, 2007
	Book Value
	Due in	Due After	Due After
	One Year	One Year to	Five Years to	Due After
	or Less	Five Years	Ten Years	Ten Years	Total
	(Millions of euros)

AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	437	796	1,062	2,980	5,274
Other debt securities	453	2,935	326	1,173	4,887

Total Domestic	890	3,731	1,388	4,153	10,161

International
United States	1,006	3,818	2,169	2,062	9,055
U.S. Treasury and other U.S. government agencies	14	43	3	—	61
States and political subdivisions	54	114	181	169	518
Other U.S. securities	938	3,661	1,985	1,893	8,477
Other countries	1,792	4,812	5,532	5,983	18,119
Securities of other foreign governments	498	2,408	4,199	4,173	11,278
Other debt securities of other countries	1,294	2,404	1,333	1,810	6,841

Total International	2,798	8,630	7,701	8,045	27,175

TOTAL AVAILABLE-FOR-SALE	3,688	12,361	9,089	12,198	37,336

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	5	292	1,066	54	1,417
Other debt securities	4	193	661	127	985

Total Domestic	9	485	1,727	181	2,402

Total International	282	936	1,738	227	3,182

TOTAL HELD-TO-MATURITY	291	1,421	3,465	408	5,584

TOTAL DEBT SECURITIES	3,979	13,782	12,554	12,606	42,921

	December 31, 2007
	Market Value
	Due in	Due After	Due After
	One Year	One Year to	Five Years to	Due After
	or Less	Five Years	Ten Years	Ten Years	Total
	(Millions of euros)

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	5	278	1,015	52	1,349
Other debt securities	3	180	619	119	922

Total Domestic	8	458	1,634	171	2,271

Total International	271	901	1,673	218	3,063

TOTAL HELD-TO-MATURITY	279	1,359	3,307	389	5,334

	December 31, 2006
	Book Value
	Due in	Due After	Due After
	One Year	One Year to	Five Years to	Due After
	or Less	Five Years	Ten Years	Ten Years	Total
	(Millions of euros)

AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	312	1,524	1,684	3,339	6,858
Other debt securities	525	709	540	873	2,647

Total Domestic	837	2,233	2,224	4,212	9,505

International
United States	716	1,356	673	2,760	5,506
U.S. Treasury and other U.S. government agencies	31	8	305	—	344
States and political subdivisions	21	52	32	204	309
Other U.S. securities	664	1,296	336	2,556	4,853
Other countries	1,349	5,024	5,273	5,572	17,218
Securities of other foreign governments	662	2,998	3,648	3,077	10,385
Other debt securities of other countries	687	2,026	1,625	2,495	6,833

Total International	2,065	6,380	5,946	8,332	22,724

TOTAL AVAILABLE-FOR-SALE	2,902	8,613	8,170	12,544	32,229

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	—	261	1,100	55	1,417
Other debt securities	—	129	707	152	987

Total Domestic	—	390	1,807	207	2,404

Total International	307	1,147	1,760	287	3,502

TOTAL HELD-TO-MATURITY	307	1,537	3,567	494	5,906

TOTAL DEBT SECURITIES	3,209	10,150	11,737	13,038	38,135

	December 31, 2006
	Market Value
	Due in	Due After	Due After
	One Year	One Year to	Five Years to	Due After
	or Less	Five Years	Ten Years	Ten Years	Total
	(Millions of euros)

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	—	260	1,065	52	1,378
Other debt securities	—	126	691	142	958

Total Domestic	—	386	1,756	194	2,336

Total International	306	1,129	1,713	273	3,421

TOTAL HELD-TO-MATURITY	306	1,515	3,469	467	5,757

(*)	As we describe in Note 2.2.1 the book value and market value are the same for “Trading portfolio” and “Available for sale portfolio”

Under both EU-IFRS and U.S. GAAP, the methodology used to estimate the fair value of non-traded or unlisted securities is as follows (see Note 2.2.1.b):

•	Debt securities: fair value is considered to be the present value of the cash flows, using market interest rates (discounted cash flows).

•	Equity securities: in the cases of equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquisition cost. In some cases in which trigger events indicate that a specific investment could be impaired, a specific valuation of fair value is used and all available factors are considered by management to determine the fair value under both GAAP. If it is available a valuation of the company, it is used as a better measure of fair value under both GAAP.

These methodologies include an evaluation of credit risk, market conditions (volatility, interest rate evolution, macroeconomic variables, etc...) or future expectations.

As of December 31, 2008, 2007 and 2006 the net gains from sales of available-for-sale securities amounted to €996 million, €1,556 million and €1,135 million, respectively (see Notes 43 and 50). As of December 31, 2008, 2007 and 2006 the gross realized gains on those sales amounted to €1,150 million, €1,635 million and €1,294 million, respectively. As of December 31, 2008, 2007 and 2006 the gross realized losses on those sales amounted to €154 million (of which €58 million corresponds to debt securities and €96 million corresponds to other equity instruments), €79 million (of which €38 million corresponds to debt securities and €41 million corresponds to other equity instruments) and €159 million (of which €68 million corresponds to debt securities and €91 million corresponds to other equity instruments), respectively.

2.	Loans and Accounting by Creditors for Impairment of a Loan —

The balance of the recorded investment in impaired loans (substandard loans) and of the related valuation allowance as of December 31, 2008 is as follows:

2008
Millions of euros

Impaired loans requiring no reserve	125
Impaired loans requiring valuation allowance	8,312

Total impaired loans	8,437

Valuation allowance on impaired loans	2,299

The roll-forward allowance is shown in Note 26. The reconciliation item to U.S. GAAP is in Note 58.A.7.

The related amount of interest income recognized during the time within that period that the loans were impaired was:

2008
Millions of euros

Interest revenue that would have been recorded if accruing	1,042
Net interest revenue recorded	150

3.	Investments in and Indebtedness of and to Affiliates —

For aggregated summarized financial information with respect to significant affiliated companies for the year ended December 31, 2008 see Note 17 and Appendix V for detailed information of investments in associates.

4.	Deposits —

The breakdowns of deposits from credit entities and customers as of December 31, 2008, 2007 and 2006, by domicile and type are included in Note 22.

As of December 31, 2008, 2007 and 2006, the time deposits, both domestic and international, (other than interbank deposits) in denominations of €71.85 thousand (approximately US$100 thousand) or more were €97.92 billion, €96.75 and €82.24 billion, respectively.

5.	Short-Term Borrowings —

The information about “Short-Term borrowings” required under S-X Regulations is as follows:

	As of December 31,
	2008		2007		2006
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(In millions of euro, except %)

Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of December 31	28,206	4.66%	39,902	5.20%	37,098	4.27%
Average during year	34,729	5.62%	42,461	5.13%	38,721	3.61%
Maximum quarter-end balance	34,202	—	44,155	—	46,449	—
Bank promissory notes:
As of December 31	20,061	3.70%	5,810	3.69%	7,596	3.75%
Average during year	15,661	4.57%	6,975	3.96%	8,212	3.16%
Maximum quarter-end balance	20,061	—	7,133	—	9,036	—
Bonds and Subordinated debt:
As of December 31	13,565	4.66%	11,281	4.49%	7,756	4.01%
Average during year	12,447	5.18%	12,147	5.21%	8,076	3.74%
Maximum quarter-end balance	15,822	—	15,761	—	10,872	—
Total short-term borrowings as of December 31	61,832	4.35%	56,993	4.91%	52,450	4.16%

As of December 31, 2008, 2007 and 2006, short-term borrowings include €13,018 million, €33,233 million and €16,272 million, respectively, of securities sold under agreements to repurchase from Bank of Spain and other Spanish and foreign financial institutions.

6.	Long Term Debt —

See Notes 22 and 31.

7.	Derivative Financial Instruments and Hedging Activities —

The breakdown of the Derivative Financial Instruments is shown in Notes 10 and 15.

7.1.	Objectives for the holding of positions in derivatives and strategies for the achievement of these objectives

See Note 15

7.1.1. Risk Management Policies

See Note 7.

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

8.	Pension liabilities —

See Notes 2.2.3 and 25 for a detail of the pension commitments under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

9.  Disclosures about Fair Value of Financial Instruments (SFAS 107) —

As required by SFAS No. 107, Disclosures about Fair Value of Financial Instruments, (“SFAS No. 107”) the Group presents estimate fair value information about financial instruments for which it is practicable to estimate that value in Note 32. Fair value of a financial instrument is the amount for which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is best determined by values quoted through active trading markets. Active trading markets are characterized by numerous transactions of similar financial instruments between willing buyers and willing sellers. Because no active trading market exists for various types of financial instruments, many of the fair values disclosed were derived using present value discounted cash flow or other valuation techniques. As a result, the Group’s ability to actually realize these derived values cannot be assured.

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

c) Investment securities

c.1) Fixed income:

(i) Listed securities: at closing market prices as of December 31, 2008, 2007 and 2006.

(ii) Unlisted securities: on the basis of market prices of other listed fixed-income securities of similar interest rate, credit risk and maturity. If no similar listed fixed-income securities can be identified, the fair value is estimated by discounting future cash-flows using year-end rates based on market rates available on securities with similar credit and maturity characteristics.

c.2) Equity securities:

(i) Listed securities: fair values are based on the December 31, 2008, 2007 and 2006 closing market price.

(ii) Unlisted securities whose fair value cannot be determined in a sufficiently objective manner: at underlying book value per the December 31, 2008, 2007 and 2006 financial statements of each investee, or otherwise based on the latest financial statements currently available.

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

d.2) For fixed and floating-rate loans for which the interest rate was similar to the average rates available for each type of loan (such as commercial or mortgage loans) as of December 31, 2008, 2007 and 2006, the carrying amount, net of the related allowance for probable loan losses, is considered a reasonable estimate of fair value.

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

f) Long-Term Debt

The fair value is estimated on the basis of the discounted present value of the cash flows over the remaining term of such debt. The discount rates were determined based on market rates available as of December 31, 2008, 2007 and 2006 on debt with similar credit and maturity characteristics of the Group’s.

g) Commitments and Contingencies

g.1) Guarantees and other sureties provided and documentary credits:

It is estimated that the differential, if any, between the fee charged by the Group for these transactions and the average year-end market fee would not give rise to a material difference.

g.2) Derivative Products:

The fair value of these products as of December 31, 2008, 2007 and 2006, considering the related discounted cash-flows and the year-end prevailing rates and market values is presented in Note 10.

See Note 2.2.1.a for more information of fair value of financial instruments.

10.	Segment Information —

See Note 6 for a detail of the segment information under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

11.	Business combination in 2008 —

See Note 3 for details of the effect on income statement of business combinations produced during 2008.

12.	FIN 48 —

As of December 31, 2008 and December 31, 2007, the Group’s unrecognized tax benefits, including related interest expense and penalties was 1.136 million and 1.006 million, respectively, of which 612 million, if recognized, would reduce the annual effective tax rate. As the Group is presently under audit by number of tax authorities, it is reasonably possible that unrecognized tax benefits could change significantly over the next 12 months. The Group does not expect that any such changes would have a material impact on its annual effective tax rate.

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

The following is a roll-forward of the Company’s FIN 48 unrecognized tax benefits from December 31, 2007 to December 31, 2008.

In millions of euros

Total unrecognized tax benefits as of December 31, 2007	1,006
Net amount of increases for current year’s tax positions	11
Gross amount of increases for prior years’ tax positions	124
Gross amount of decreases for prior years’ tax positions	(4)
Foreign exchange and acquisitions	(1)
Total unrecognized tax benefits as of December 31, 2008	1,136

The following is a roll-forward of the Company’s FIN 48 unrecognized tax benefits from January 1, 2007 to December 31, 2007.

In millions of euros

Total unrecognized tax benefits as of January 1, 2007	882
Net amount of increases for current year’s tax positions	1
Gross amount of increases for prior years’ tax positions	129
Gross amount of decreases for prior years’ tax positions	(17)
Foreign exchange and acquisitions	11
Total unrecognized tax benefits as of December 31, 2007	1,006

The Group classifies interests as interest expenses but penalties are classified as tax expense. During the year ended December 31, 2008, the Group recognized approximately €49 million in interests and penalties. The Group had approximately €255 million for the payment of interests and penalties accrued as of December 31, 2008.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year

Spain	2004-2008
United States	2005-2008
Puerto Rico	2003-2008
Peru	2005-2008
Colombia	2003-2008
Argentina	2003-2008
Venezuela	2003-2008
Mexico	2006-2008

13.	Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered

In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, BBVA International Preferred, S.A. (Unipersonal) — issuer of registered preferred securities guaranteed by Banco Bilbao Vizcaya Argentaria, S.A. — do not file the financial statements required for a registrant by Regulation S-X as BBVA International Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. who fully and unconditionally guarantees the preferred securities (Serie C is listed in the United States). No other subsidiary of the Bank guarantees such securities. We are not aware of any legal or economic restrictions on the ability of this subsidiary to transfer funds to our parent company in the form of cash dividends, loans or advances, capital repatriation or otherwise. There is no assurance that in the future such restrictions will not be adopted.

APPENDIX I Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
	Millions of euros

ASSETS
CASH AND BALANCES WITH CENTRAL BANKS	2,687	12,216

FINANCIAL ASSETS HELD FOR TRADING	59,987	41,180

Loans and advances to credit institutions	—	—

Money market operations through counterparties	—	—

Debt securities	14,953	17,006

Other equity instruments	5,605	9,037

Trading derivatives	39,429	15,137

Memorandum item: Loaned and advanced as collateral	5,012	5,919

OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—

Loans and advances to credit institutions	—	—

Money market operations through counterparties	—	—

Debt securities	—	—

Other equity instruments	—	—
Memorandum item: Loaned and advanced as collateral	—	—

AVAILABLE-FOR-SALE FINANCIAL ASSETS	18,726	18,709

Debt securities	11,873	9,142

Other equity instruments	6,853	9,567

Memorandum item: Loaned and advanced as collateral	7,694	2,573

LOANS AND RECEIVABLES	272,114	246,322

Loans and advances to credit institutions	45,274	35,199

Loans and advances to customers	226,836	211,123

Debt securities	4	—

Memorandum item: Loaned and advanced as collateral	4,683	4,240

HELD-TO-MATURITY INVESTMENTS	5,282	5,584

Memorandum item: Loaned and advanced as collateral	729	2,085

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—

HEDGING DERIVATIVES	3,047	779

NON-CURRENT ASSETS HELD FOR SALE	149	49

	2008	2007
	Millions of euros

INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	21,668	21,668

Associates	452	505

Jointly controlled entities	4	4

Group entities	21,212	21,159

INSURANCE CONTRACTS LINKED TO PENSIONS	1,996	2,004

TANGIBLE ASSETS	1,895	1,870

Property, plants and equipment	1,884	1,859

For own use	1,884	1,859

Other assets leased out under an operating lease	—	—

Investment properties	11	11

Memorandum item: Loaned and advanced as collateral	—	—

INTANGIBLE ASSETS	166	90

Goodwill	—	—

Other intangible assets	166	90

TAX ASSETS	3,568	3,227

Current	320	150

Deferred	3,248	3,077

OTHER ASSETS	735	768

TOTAL ASSETS	392,020	354,466

	2008	2007
	Millions of euros

LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING	40,538	18,724

Deposits from central banks	—	—

Deposits from credit institutions	—	—

Deposits from customers	—	—

Debt certificates	—	—

Trading derivatives	37,885	17,562

Short positions	2,653	1,162

Other financial liabilities	—	—

OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—

Deposits from central banks	—	—

Deposits from credit institutions	—	—

Deposits from customers	—	—

Debt certificates	—	—

Subordinated liabilities	—	—

Other financial liabilities	—	—

FINANCIAL LIABILITIES AT AMORTISED COST	322,197	303,051

Deposits from central banks	13,697	22,984

Deposits from credit institutions	43,972	46,852

Deposits from customers	188,311	172,253

Debt certificates	58,837	44,248

Subordinated liabilities	13,332	12,593

Other financial liabilities	4,048	4,121

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—

HEDGING DERIVATIVES	824	1,766 -

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	—	—

PROVISIONS	7,071	6,637

Provisions for pensions and similar obligations	5,651	5,184

Provisions for taxes	—	—

Provisions for contingent exposures and commitments	387	525

Other provisions	1,033	928

TAX LIABILITIES	633	1,715

Current	—	—

Deferred	633	1,715
OTHER LIABILITIES	1,044	968

TOTAL LIABILITIES	372,307	332,861

	2008	2007
	Millions of euros

STOCKHOLDER’S EQUITY	18,562	18,717

Capital	1,837	1,837

Issued	1,837	1,837

Less: Unpaid and uncalled (-)	—	—

Share premium	12,770	12,770

Reserves	3,070	2,257

Other equity instruments	71	49

Equity component of compound financial instruments	—	—

Other	71	49

Less: Treasury shares	(143)	(129)

Income	2,835	3,612

Less: Dividends and remuneration	(1,878)	(1,679)

VALUATION ADJUSTMENTS	1,151	2,888

Available-for-sale financial assets	937	2,950

Cash flow hedges	141	(80)

Hedges of net investments in foreign operations	—	—

Exchange differences	73	18

Non-current liabilities held-for-sale	—	—

Other valuation adjustments	—	—

TOTAL STOCKHOLDERS’ EQUITY	19,713	21,605

TOTAL LIABILITIES AND EQUITY	392,020	354,466

	2008	2007
	Millions of euros

CONTINGENT EXPOSURES	64,729	73,903

CONTINGENT COMMITMENTS	69,671	76,246

INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
	Millions of euros

INTEREST AND SIMILAR INCOME	15,854	13,785

INTEREST EXPENSE AND SIMILAR CHARGES	(12,178)	(10,933)

NET INTEREST INCOME	3,676	2,852

DIVIDEND INCOME	2,318	1,810

FEE AND COMMISSION INCOME	2,034	2,174

FEE AND COMMISSION EXPENSES	(359)	(381)

NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	632	872

Held for trading	(2)	465

Other financial instruments designated at fair value through profit or loss	—	—

Other financial instruments not designated at fair value through profit or loss	634	407

Other	—	—

NET EXCHANGE DIFFERENCES	(20)	266

OTHER OPERATING INCOME	83	95

OTHER OPERATING EXPENSES	(100)	(101)

GROSS INCOME	8,264	7,587

ADMINISTRATION COSTS	(3,324)	(3,420)

Personnel expenses	(2,258)	(2,238)

General and administrative expenses	(1,066)	(1,182)

DEPRECIATION AND AMORTIZATION	(219)	(209)

PROVISIONS (NET)	(1,327)	(299)

IMPAIRMENT (NET)	(996)	(598)

Loans and receivables	(900)	(602)

Other financial instruments not designated at fair value through profit or loss	(96)	4

NET OPERATING INCOME	2,398	3,061

IMPAIRMENT ON OTHER ASSETS (NET)	(8)	(18)

Goodwill and other intangible asset	—	—

Other assets	(8)	(18)

GAINS (LOSSES) IN WRITTEN OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	—	39

NEGATIVE GOODWILL	—	—

GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	736	1,165

INCOME BEFORE TAX	3,126	4,247

TAX EXPENSE (INCOME)	(291)	(635)

INCOME FROM CONTINUED OPERATIONS	2,835	3,612

INCOME FROM DISCONTINUED OPERATIONS (NET)	—	—

INCOME FOR THE YEAR	2,835	3,612

CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Total Stockholders’ Equity
	Stockholders’ Equity
				Other	Less:		Less:	Total		Total
	Share	Share		Equity	Treasury	Profit for	Dividend and	Stockholders’	Valuation	Stockholders’
	Capital	Premium	Reserves	Instruments	Shares	the Year	Remunerations	Equity	Adjustments	Equity
	Millions of euros

Balance at January 1, 2008	1,837	12,770	2,257	49	129	3,612	1,679	18,717	2,888	21,605
Effects of changes in accounting policies	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1,837	12,770	2,257	49	129	3,612	1,679	18,717	2,888	21,605
Total income/expense recognized	—	—	—	—	—	2,835	—	2,835	(1,737)	1,098
Other changes in equity	—	—	813	22	14	(3,612)	199	(2,990)	—	(2,990)
Increased of capital	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	22	—	—	—	22	—	22
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	1,038	(1,878)	2,916	—	2,916
Transactions including treasury shares and other equity instruments (net)	—	—	(74)	—	14	—	—	(88)	—	(88)
Transfers between total equity entries	—	—	895	—	—	(2,574)	(1,679)	—	—	—
Increase/Reduction in business combinations	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—
Rest of increase/reductions in total equity	—	—	(8)	—	—	—	—	(8)	—	(8)

Balance as of December 31, 2008	1,837	12,770	3,070	71	143	2,835	1,878	18,562	1,151	19,713

	Total Stockholders’ Equity
	Stockholders’ Equity
				Other	Less:		Less:	Total		Total
	Share	Share		Equity	Treasury	Profit for	Dividend and	Stockholders’	Valuation	Stockholders’
	Capital	Premium	Reserves	Instruments	Shares	the Year	Remunerations	Equity	Adjustments	Equity
	Millions of euros

Balance at January 1, 2007	1,740	9,579	2,085	26	40	2,440	1,364	14,466	2,264	16,730
Effects of changes in accounting policies	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1,740	9,579	2,085	26	40	2,440	1,364	14,466	2,264	16,730
Total income/expense recognized	—	—	—	—	—	3,612	—	3,612	624	4,236
Other changes in equity	97	3,191	172	23	89	(2,440)	315	639	—	639
Increased of capital	97	3,191	(24)	—	—	—	—	3,264	—	3,264
Capital reduction	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	23	—	—	—	23	—	23
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial instruments	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	856	(1,679)	2,535	—	2,535
Transactions including treasury shares and other equity instruments (net)	—	—	(24)	—	89	—	—	(113)	—	(113)
Transfers between total equity entries	—	—	220	—	—	(1,584)	(1,364)	—	—	—
Increase/Reduction in business combinations	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—
Rest of increase/reductions in total equity	—	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2007	1,837	12,770	2,257	49	129	3,612	1,679	18,717	2,888	21,605

CHANGES IN TOTAL EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007 — (Continued)

Changes in Total Equity	2008	2007
	Millions of euros

INCOME FOR THE YEAR	2,835	3,612
OTHER RECOGNIZED INCOME (EXPENSES)	(1,737)	624
Available-for-sale financial assets	(2,838)	1,178
Revaluation gains/losses	(1,727)	1,892
Amounts transferred to income statement	(1,111)	(714)
Reclassifications	—	—
Cash flow hedges	310	14
Revaluation gains/losses	298	1
Amounts transferred to income statement	12	13
Amounts transferred to the initial carrying amount of the hedged items	—	—
Reclassifications	—	—
Hedges of net investment in foreign operations	—	—
Revaluation gains/losses	—	—
Amounts transferred to income statement	—	—
Reclassifications	—	—
Exchange differences	86	33
Revaluation gains/losses	104	26
Amounts transferred to income statement	(18)	7
Reclassifications	—	—
Non-current assets held for sale	—	—
Revaluation gains/losses	—	—
Amounts transferred to income statement	—	—
Reclassifications	—	—
Actuarial gains and losses in post-employment plans	—	—
Rest of recognized income and expenses	—	—
Income tax	705	(601)

TOTAL INCOME AND EXPENSES FOR THE YEAR	1,098	4,236

CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
	Millions of euros

CASH FLOW FROM OPERATING ACTIVITIES(1)	(7,399)	14,838
Profit for the year	2,835	3,612
Adjustments to obtain the cash flow from operating activities:	(2,232)	318
Depreciation and amortization	219	209
Other adjustments	(2,451)	109
Net increase/decrease in operating assets	46,475	37,923
Financial assets held for trading	18,807	5,325
Other financial assets designated at fair value through profit or loss	—	—
Available-for-sale financial assets	(754)	816
Loans and receivables	25,792	33,492
Other operating assets	2,630	(1,710)
Net increase/decrease in operating liabilities	38,182	48,196
Financial liabilities	21,814	5,066
Other financial liabilities designated at fair value through profit or loss	—	—
Financial liabilities measured at amortised cost	18,351	44,378
Other operating liabilities	(1,983)	(1,248)
Collection/Payments for income tax	291	635
CASH FLOWS FROM INVESTING ACTIVITIES(2)	(217)	(6,799)
Investment	1,491	8,973
Tangible assets	282	266
Intangible assets	112	51
Investments in entities accounted for using the equity method	696	7,890
Subsidiaries and other business units	—	—
Non-current assets held for sale and associated liabilities	131	47
Held-to-maturity investments	—	—
Other payments related to investing activities	270	719
Divestments	1,274	2,174
Tangible assets	14	10
Intangible assets	—	—
Investments in entities accounted for using the equity method	7	43
Subsidiaries and other business units	—	—
Non- current assets held for sale and associated liabilities	949	1,821
Held-to-maturity investments	284	300
Other collections related to investing activities	20	—
CASH FLOWS FROM FINANCING ACTIVITIES(3)	(1,912)	908
Investment	11,360	16,755
Dividends	2,860	2,434
Subordinated liabilities	600	2,320
Amortization of own equity instruments	—	—
Acquisition of own equity instruments	7,900	12,001
Other items relating to financing activities	—	—
Divestments	9,448	17,663
Subordinated liabilities	1,295	2,442
Issuance of own equity instruments	—	3,263
Disposal of own equity instruments	7,747	11,888
Other items relating to financing activities	406	70
EFFECT OF EXCHANGE RATE CHANGES ON CASH OR CASH EQUIVALENTS(4)	(1)	5
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	(9,529)	8,952
CASH OR CASH EQUIVALENTS AT BEGINNING OF YEAR	12,216	3,264

CASH OR CASH EQUIVALENTS AT END OF YEAR	2,687	12,216

Cash	668	630
Balance of cash equivalent in central banks	2,019	11,586
Other financial assets	—	—
Less:bank overdraft refundable on demand	—	—

TOTAL CASH OR CASH EQUIVALENTS AT END OF YEAR	2,687	12,216

APPENDIX II
ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of Voting Rights
			Controlled by the Bank				Investee Data
										Profit (Loss)
						Net	Assets	Liabilities		For the
						Carrying	as of	as of	Equity	Period Ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.08	31.12.08	31.12.08	31.12.08
						Thousand of euros (*)

AAI HOLDINGS, INC	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
ADMINISTRAD. DE FONDOS PARA EL RETIRO-BANCOMER,S.A DE C.V.	MEXICO	PENSIONS	17.50	82.50	100.00	302,164	151,825	28,044	84,131	39,650
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA(AFP PROVIDA)	CHILE	PENSIONS	12.70	51.62	64.32	191,473	340,987	76,787	279,565	(15,365)
AFP GENESIS ADMINISTRADORA DE FONDOS, S.A.	ECUADOR	PENSIONS	0.00	100.00	100.00	3,249	5,747	2,532	1,031	2,184
AFP HORIZONTE, S.A.	PERU	PENSIONS	24.85	75.15	100.00	33,616	56,826	19,912	34,530	2,384
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	BOLIVIA	PENSIONS	75.00	5.00	80.00	2,063	12,687	6,121	3,786	2,780
ALMACENES GENERALES DE DEPOSITO, S.A.E. DE	SPAIN	PORTFOLIO	83.90	16.10	100.00	12,649	113,131	2,997	103,795	6,339
ALTITUDE INVESTMENTS LIMITED	UNITED KINGDOM	FINANCIAL SERV.	51.00	—	51.00	225	992	753	1,016	(777)
ALTURA MARKETS, SOCIEDAD DE VALORES, S.A.	SPAIN	SECURITIES	50.00	—	50.00	5,000	1,491,084	1,463,685	12,041	15,358
ANIDA CARTERA SINGULAR, S.L	SPAIN	PORTFOLIO	—	100.00	100.00	—	260	—	5,260	(5,000)
ANIDA DESARROLLOS INMOBILIARIOS, S.L	SPAIN	REAL STATE	—	100.00	100.00	112,477	250,890	85,910	166,877	(1,897)
ANIDA DESARROLLOS SINGULARES, S.L	SPAIN	REAL ESTATE INSTR.	—	100.00	100.00	—	594,494	610,811	4,964	(21,281)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	ALEMANIA	REAL ESTATE INSTR.	—	100.00	100.00	4,099	19,658	15,567	8,328	(4,237)
ANIDA GRUPO INMOBILIARIO, S.L	SPAIN	PORTFOLIO	100.00	—	100.00	198,357	667,126	94,755	499,998	72,373
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	PORTFOLIO	—	100.00	100.00	91,316	72,965	72	73,424	(531)
ANIDA OPERACIONES SINGULARES, S.L	SPAIN	REAL ESTATE INSTR.	—	100.00	100.00	3	1,649,249	1,650,489	3	(1,243)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE INSTR.	—	100.00	100.00	72,012	102,069	30,058	72,729	(718)
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE INSTR.	—	100.00	100.00	793	1,008	211	537	260
APLICA SOLUCIONES ARGENTINAS, S.A.	ARGENTINA	SERVICES	—	100.00	100.00	1,538	3,639	1,925	1,468	246
APLICA SOLUCIONES GLOBALES, S.L	SPAIN	SERVICES	94.98	5.02	100.00	60	66,128	67,329	288	(1,489)
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.	MEXICO	SERVICES	100.00	—	100.00	4	38,817	38,101	2,966	(2,250)
APOYO MERCANTIL S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	777	120,708	119,931	3,040	(2,263)
ARAGON CAPITAL, S.L	SPAIN	PORTFOLIO	99.90	0.10	100.00	37,925	32,901	98	31,819	984
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	661,400	666,141	4,741	642,442	18,958
ARIZONA KACHINA HOLDINGS, INC	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
ATREA HOMES IN SPAIN LTD	UNITED KINGDOM	NO ACTIVITY	—	100.00	100.00	—	11	351	(340)	—
ATUEL FIDEICOMISOS, S.A.	ARGENTINA	SERVICES	—	100.00	100.00	6,269	6,288	18	5,607	663

APPENDIX II

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP — (Continued)

			% of Voting Rights
			Controlled by the Bank				Investee Data
										Profit (Loss)
						Net	Assets	Liabilities		For the
						Carrying	as of	as of	Equity	Period Ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.08	31.12.08	31.12.08	31.12.08
						Thousand of Euros (*)

AUTOMERCANTIL-COMERCIO E ALUGER DE VEICULOS AUTOM., LDA	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	7,209	60,301	50,960	9,449	(108)
BAHIA SUR RESORT, S.C	SPAIN	NO ACTIVITY	99.95	—	99.95	1,436	1,438	15	1,423	—
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANKING	54.11	44.81	98.92	19,464	1,193,426	1,036,611	128,625	28,190
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	9.52	90.48	100.00	278,916	6,903,307	6,662,510	223,477	17,320
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	55.97	12.21	68.18	303,531	8,587,405	8,075,856	456,634	54,915
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO	PUERTO RICO	BANKING	—	100.00	100.00	99,693	4,317,976	3,952,085	342,472	23,419
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	—	100.00	17,049	489,055	450,065	30,031	8,959
BANCO CONTINENTAL, S.A.	PERU	BANKING	—	92.08	92.08	470,732	7,698,528	7,187,325	342,406	168,797
BANCO DE CREDITO LOCAL, S.A.	SPAIN	BANKING	100.00	—	100.00	509,594	11,311,890	11,166,097	58,905	86,888
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	—	99.82	99.82	15,151	33,869	392	32,410	1,067
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	—	100.00	100.00	1,595	898,558	805,258	48,510	44,790
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	—	99.93	99.93	97,220	291,669	15,740	219,664	56,265
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	15,812	17,423	365	16,431	627
BANCO PROVINCIAL OVERSEAS N.V.	NETHERLANDS ANTILLES	BANKING	—	100.00	100.00	26,801	426,998	400,530	19,006	7,462
BANCO PROVINCIAL S.A. — BANCO UNIVERSAL	VENEZUELA	BANKING	1.85	53.75	55.60	153,859	9,495,115	8,582,684	564,493	347,938
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1,903	663	(1,240)	1,914	(11)
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	4,201	5,772	1,571	2,940	1,261
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	38	28	(10)	41	(3)
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	17,228	68,836	51,607	8,236	8,993
BANKERS INVESTMENT SERVICES, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	637	679	42	630	7
BBV AMERICA, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	479,328	889,260	—	695,890	193,370
BBV SECURITIES HOLDINGS, S.A.	SPAIN	PORTFOLIO	99.86	0.14	100.00	13,327	47,941	29,648	16,159	2,134
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SPAIN	SECURITIES	70.00	—	70.00	1,331	12,592	6,753	4,165	1,674
BBVA ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERV.	—	100.00	100.00	18,388	19,309	919	16,714	1,676
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERV.	—	98.60	98.60	13,973	14,531	359	13,335	837
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	FINANCIAL SERV.	17.00	83.00	100.00	11,436	209,515	122,872	21,589	65,054
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	—	100.00	100.00	64,200	5,765,224	5,692,947	70,808	1,469
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.65	30.35	76.00	40,139	4,486,157	4,064,180	353,683	68,294
BBVA BANCOMER ASSET MANAGEMENT INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1	1	—	1	—
BBVA BANCOMER FINANCIAL HOLDINGS, INC	UNITED STATES	PORTFOLIO	—	100.00	100.00	40,350	37,567	(2,746)	39,394	919
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	99.99	99.99	22,245	37,892	15,643	6,910	15,339
BBVA BANCOMER HOLDINGS CORPORATION	UNITED STATES	PORTFOLIO	—	100.00	100.00	9,835	9,835	—	7,490	2,345

APPENDIX II

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP — (Continued)

			% of Voting Rights
			controlled by the Bank				Investee Data
										Profit (Loss)
						Net	Assets	Liabilities		For the
						Carrying	as of	as of	Equity	Period Ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.08	31.12.08	31.12.08	31.12.08
						Thousand of Euros (*)

BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	108,236	280,141	171,905	(9,550)	117,786
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	954	6,155	5,201	514	440
BBVA BANCOMER SERVICIOS, S.A.	MEXICO	BANKING	—	100.00	100.00	453,310	475,676	22,366	350,078	103,232
BBVA BANCOMER USA	UNITED STATES	BANKING	—	100.00	100.00	7,103	93,620	86,518	15,855	(8,753)
BBVA BANCOMER, S.A. DE C.V.	MEXICO	BANKING	—	100.00	100.00	4,181,301	59,174,003	54,982,771	3,068,463	1,122,769
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRASIL	BANKING	100.00	—	100.00	16,166	30,830	4,872	23,971	1,987
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	FINANCIAL SERV.	99.94	0.06	100.00	297	23,116	2,768	15,005	5,343
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	3,001,677	3,001,455	198	24
BBVA CAPITAL FUNDING, LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	—	100.00	—	1,174,864	1,173,183	1,713	(32)
BBVA CARTERA DE INVERSIONES,SICAV,S.A.	SPAIN	VARIABLE CAPITAL	100.00	—	100.00	118,445	111,651	108	113,870	(2,327)
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.20	19.23	95.43	263,965	6,505,196	5,937,078	442,448	125,670
BBVA COMERCIALIZADORA LTDA	CHILE	FINANCIAL SERV.	—	100.00	100.00	(282)	195	476	54	(335)
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES	87.78	12.22	100.00	6,514	39,656	23,060	11,168	5,428
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	—	100.00	100.00	2,227	2,186	38	3,479	(1,331)
BBVA CORREDORA TECNICA DE SEGUROS BHIF LTDA	CHILE	FINANCIAL SERV.	—	100.00	100.00	21,994	23,626	1,630	17,459	4,537
BBVA CORREDORES DE BOLSA, S.A.	CHILE	SECURITIES	—	100.00	100.00	22,740	160,243	137,505	20,782	1,956
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERV.	100.00	—	100.00	2,186	9,658	5,505	3,444	709
BBVA E-COMMERCE, S.A.	SPAIN	SERVICES	100.00	—	100.00	30,879	35,235	—	33,281	1,954
BBVA FACTORING E.F.C., S.A.	SPAIN	FINANCIAL SERV.	—	100.00	100.00	126,447	6,786,041	6,523,179	228,768	34,094
BBVA FACTORING LIMITADA	CHILE	FINANCIAL SERV.	—	100.00	100.00	2,807	17,326	14,520	3,216	(410)
BBVA FIDUCIARIA , S.A.	COLOMBIA	FINANCIAL SERV.	—	99.99	99.99	9,956	11,305	1,346	7,150	2,809
BBVA FINANCE (UK), LTD.	UNITED KINGDOM	FINANCIAL SERV.	—	100.00	100.00	3,324	23,168	13,145	9,703	320
BBVA FINANCE SPA.	ITALY	FINANCIAL SERV.	100.00	—	100.00	4,648	5,460	447	4,963	50
BBVA FINANCIAMIENTO AUTOMOTRIZ, S.A.	CHILE	PORTFOLIO	—	100.00	100.00	85,607	85,696	89	75,949	9,658
BBVA FINANZIA, S.P.A	ITALY	FINANCIAL SERV.	50.00	50.00	100.00	36,465	447,794	434,679	26,269	(13,154)
BBVA FUNDOS, S.G. DE FUNDOS DE PENSOES, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	998	5,525	570	3,319	1,636
BBVA GEST, S.G. DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	998	6,842	523	4,965	1,354
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	0.00	100.00	—	586,894	583,286	3,437	171
BBVA GLOBAL MARKETS RESEARCH, S.A.	SPAIN	FINANCIAL SERV.	99.99	0.01	100.00	501	4,728	3,196	1,479	53
BBVA HORIZONTE PENSIONES Y CESANTIAS, S.A.	COLOMBIA	PENSIONS	78.52	21.43	99.95	36,879	72,698	18,157	45,713	8,828
BBVA INMOBILIARIA E INVERSIONES S.A.	CHILE	REAL ESTATE INSTR.	—	68.11	68.11	3,893	21,428	15,713	6,581	(866)

APPENDIX II
ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP — (Continued)

			% of Voting Rights
			controlled by the Bank				Investee Data
										Profit (Loss)
						Net	Assets	Liabilities		For The
						Carrying	as of	as of	Equity	Period Ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.08	31.12.08	31.12.08	31.12.08
						Thousand of euros (*)

BBVA INSERVEX, S.A.	SPAIN	SERVICES	100.00	—	100.00	1,205	2,447	262	1,442	743
BBVA INSTITUIÇAO FINANCEI.CREDITO, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	43,626	396,129	359,727	34,556	1,846
BBVA INTERNATIONAL INVESTMENT CORPORATION	PUERTO RICO	FINANCIAL SERV.	100.00	—	100.00	2,769,952	2,143,991	29	1,525,791	618,171
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	—	100.00	1	509,587	507,027	2,699	(139)
BBVA INTERNATIONAL PREFERRED, S.A.U	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	1,929,850	1,929,623	124	103
BBVA INVERSIONES CHILE, S.A.	CHILE	FINANCIAL SERV.	36.65	63.35	100.00	306,854	374,617	8,633	375,143	(9,159)
BBVA INVESTMENTS, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	10,921	12,191	1,270	8,315	2,606
BBVA IRELAND PUBLIC LIMITED COMPANY	IRELAND	FINANCIAL SERV.	100.00	—	100.00	180,381	2,302,336	1,980,247	300,774	21,315
BBVA LEASIMO — SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	11,576	42,560	32,227	10,222	111
BBVA LEASING S.A. COMPAÑÍA DE FINANCIAMIENTO COMERCIAL	COLOMBIA	FINANCIAL SERV.	—	100.00	100.00	16,295	52,254	35,942	15,971	341
BBVA LUXINVEST, S.A.	LUXEMBOURG	PORTFOLIO	36.00	64.00	100.00	255,843	1,529,677	86,200	1,408,176	35,301
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERV.	—	100.00	100.00	60	89,356	77,387	6,061	5,908
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	100.00	—	100.00	—	1	—	1	—
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	99.99	—	99.99	22,598	625,831	569,516	31,422	24,893
BBVA PARTICIPACIONES INTERNACIONAL, S.L.	SPAIN	PORTFOLIO	92.69	7.31	100.00	273,365	345,195	2,768	332,119	10,308
BBVA PATRIMONIOS GESTORA SGIIC, S.A.	SPAIN	FINANCIAL SERV.	99.98	0.02	100.00	3,907	51,584	4,157	40,143	7,284
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSIONS	100.00	—	100.00	12,922	74,573	34,419	25,938	14,216
BBVA PLANIFICACION PATRIMONIAL, S.L	SPAIN	FINANCIAL SERV.	80.00	20.00	100.00	1	514	10	485	19
BBVA PRIVANZA (JERSEY), LTD.	CHANNEL ISLANDS	NO ACTIVITY OTHER INVESTMENTS	—	100.00	100.00	20,610	21,759	10	17,638	4,111
BBVA PROPIEDAD F.I.I	SPAIN	COMPANIES,	—	95.65	95.65	1,522,714	1,655,365	75,248	1,573,328	6,789
BBVA PUERTO RICO HOLDING CORPORATION	PUERTO RICO	PORTFOLIO	100.00	—	100.00	255,804	100,177	8	100,217	(48)
BBVA RE LIMITED	IRELAND	INSURANCES	—	100.00	100.00	656	48,632	30,913	13,215	4,504
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERV.	—	100.00	100.00	20,976	789,704	695,902	90,792	3,010
BBVA RENTING, SPA	ITALY	SERVICES	—	100.00	100.00	1,925	36,750	35,569	1,797	(616)
BBVA SECURITIES INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	30,267	26,039	4,574	20,913	552
BBVA SECURITIES OF PUERTO RICO, INC.	PUERTO RICO	FINANCIAL SERV.	100.00	—	100.00	4,726	5,831	503	4,820	508
BBVA SEGUROS COLOMBIA , S.A.	COLOMBIA	INSURANCES	94.00	6.00	100.00	9,259	32,225	19,671	10,447	2,107

APPENDIX II
ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP — (Continued)

			% of Voting Rights
			Controlled by the Bank				Investee Data
										Profit (Loss)
						Net	Assets	Liabilities		For The
						Carrying	as of	as of	Equity	Period Ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.08	31.12.08	31.12.08	31.12.08
						Thousand of euros (*)

BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES	94.00	6.00	100.00	13,242	183,692	153,770	25,787	4,135
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCES	—	100.00	100.00	24,840	308,595	283,754	24,977	(136)
BBVA SEGUROS INC.	PUERTO RICO	FINANCIAL SERV.	—	100.00	100.00	180	3,384	661	1,851	872
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES	94.30	5.64	99.94	414,525	11,474,162	10,523,770	692,709	257,683
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	11,704,747	11,704,466	378	(97)
BBVA SERVICIOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	354	19,174	5,497	5,440	8,237
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERV.	—	97.49	97.49	9,063	36,224	26,926	8,786	512
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	130	3,930,607	3,930,373	324	(90)
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SUIZA	BANKING	39.72	60.28	100.00	55,795	951,366	645,983	295,139	10,244
BBVA TRADE, S.A.	SPAIN	SERVICES	—	100.00	100.00	6,379	19,177	11,054	4,882	3,241
BBVA U.S.SENIOR S.A.U	SPAIN	FINANCIAL SERV.	100.00	—	100.00	132	5,061,163	5,060,986	182	(5)
BBVA USA BANCSHARES, INC	UNITED STATES	PORTFOLIO	100.00	—	100.00	9,417,869	9,076,103	8,472	9,326,607	(258,976)
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES	—	100.00	100.00	3,405	3,991	582	2,570	839
BBVA(SUIZA) S.A. OFICINA DE REPRESENTACION	URUGUAY	BANKING	—	100.00	100.00	11	2,264	2,253	11	—
BCL INTERNATIONAL FINANCE, LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	—	100.00	100.00	—	112,943	112,939	15	(11)
BEXCARTERA, SICAV S.A.	SPAIN	NO ACTIVITY	—	80.78	80.78	9,352	13,526	72	13,454	—
BIBJ MANAGEMENT, LTD.	CHANNEL ISLANDS	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
BIBJ NOMINEES, LTD.	CHANNEL ISLANDS	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
BILBAO VIZCAYA AMERICA B.V	PAISES BAJOS	PORTFOLIO	—	100.00	100.00	756,000	483,360	189	402,089	81,082
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	PORTFOLIO	89.00	11.00	100.00	34,771	201,339	6,681	187,190	7,468
BLUE INDICO INVESTMENTS, S.L	SPAIN	PORTFOLIO	99.99	0.01	100.00	18,221	51,060	1	49,865	1,194
BROOKLINE INVESTMENTS,S.L	SPAIN	PORTFOLIO	100.00	—	100.00	33,969	32,395	524	31,897	(26)
C B TRANSPORT ,INC	UNITED STATES	SERVICES	—	100.00	100.00	14,450	17,862	3,411	16,231	(1,780)
CANAL COMPANY, LTD.	CHANNEL ISLANDS	NO ACTIVITY	—	100.00	100.00	26	793	7	763	23
CAPITAL INVESTMENT COUNSEL, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	19,439	20,937	1,498	18,533	906
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	PORTFOLIO	100.00	—	100.00	60,541	217,651	48,160	68,236	101,255
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	54,497	67,976	13,476	16,195	38,305
CASA DE CAMBIO MULTIDIVISAS, S.A DE C.V.	MEXICO	NO ACTIVITY	—	100.00	100.00	145	145	—	143	2
CENTRAL BANK OF THE SOUTH	UNITED STATES	BANKING	—	100.00	100.00	1,176	3,709	2,534	1,144	31

APPENDIX II
ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP — (Continued)

			% of Voting Rights
			Controlled by the Bank				Investee Data
										Profit (Loss)
						Net	Assets	Liabilities		For The
						Carrying	as of	as of	Equity	Period Ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.08	31.12.08	31.12.08	31.12.08
						Thousand of euros (*)

CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	NO ACTIVITY	—	100.00	100.00	108	180	2	178	—
CIDESSA DOS, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	11,602	11,925	127	11,613	185
CIDESSA UNO, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	4,754	690,939	109	248,054	442,776
CIERVANA, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	53,164	68,947	2,442	55,428	11,077
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	3,002	3,003	1	3,005	(3)
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERV.	—	99.99	99.99	120	272	151	114	7
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	—	99.98	99.98	96	206	111	97	(2)
COMPASS ARIZONA ACQUISITION, CORP.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	341,239	341,569	329	326,948	14,292
COMPASS BANCSHARES, INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	9,058,349	9,358,516	300,166	9,314,819	(256,469)
COMPASS BANK	UNITED STATES	BANKING	—	100.00	100.00	9,101,163	46,842,954	37,741,791	9,348,126	(246,963)
COMPASS BROKERAGE, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	22,919	24,358	1,438	18,734	4,186
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	5,138,466	5,138,466	—	5,003,740	134,726
COMPASS CONSULTING & BENEFITS, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	12,121	12,705	583	11,562	560
COMPASS CUSTODIAL SERVICES, INC.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
COMPASS FIDUCIARY SERVICES, LTD., INC.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	9	9	1	9	(1)
COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	6,512	51,683	45,170	7,099	(586)
COMPASS GP,INC	UNITED STATES	PORTFOLIO	—	100.00	100.00	32,458	41,091	8,633	31,855	603
COMPASS INSURANCE AGENCY, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	118,981	132,232	13,249	110,076	8,907
COMPASS INVESTMENTS, INC	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
COMPASS LIMITED PARTNER, INC	UNITED STATES	PORTFOLIO	—	100.00	100.00	4,444,607	4,444,607	1	4,329,440	115,166
COMPASS LOAN HOLDINGS TRS, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	55,768	58,210	2,442	55,259	509
COMPASS MORTAGE CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1,830,203	1,831,372	1,169	1,782,160	48,043
COMPASS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	25	25	—	25	—
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	SERVICES	—	100.00	100.00	2,695	2,761	66	2,695	—
COMPASS SECURITIES, INC	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
COMPASS SOUTHWEST, LP	UNITED STATES	BANKING	—	100.00	100.00	3,629,145	3,630,558	1,413	3,529,350	99,795
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1,627	1,643	17	1,626	—
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	25	25	—	25	—
COMPASS TRUST II	UNITED STATES	NO ACTIVITY	—	100.00	100.00	—	1	—	1	—
COMPASS UNDERWRITERS, INC	UNITED STATES	INSURANCES	—	100.00	100.00	147	147	1	141	5
COMPASS WEALTH MANAGERS COMPANY	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—

APPENDIX II

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP — (Continued)

			% of Voting Rights
			Controlled by the Bank				Investee Data
										Profit (Loss)
						Net	Assets	Liabilities		For The
						Carrying	as of	as of	Equity	Period Ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.08	31.12.08	31.12.08	31.12.08
						Thousand of euros (*)

COMPAÑIA CHILENA DE INVERSIONES, S.L	SPAIN	PORTFOLIO	100.00	—	100.00	232,976	173,294	2,295	171,112	(113)
COMUNIDAD FINANCIERA ÍNDICO, S.L	SPAIN	SERVICES	—	100.00	100.00	349	495	128	350	17
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	PENSIONS	46.11	53.89	100.00	52,900	58,868	9,629	56,570	(7,331)
CONSOLIDAR ASEGURADORA DE RIESGOS DEL TRABAJO, S.A.	ARGENTINA	INSURANCES	87.50	12.50	100.00	32,598	166,487	131,121	26,102	9,264
CONSOLIDAR CIA. DE SEGUROS DE RETIRO, S.A.	ARGENTINA	INSURANCES	33.33	66.67	100.00	14,224	538,662	517,328	17,838	3,496
CONSOLIDAR CIA. DE SEGUROS DE VIDA, S.A.	ARGENTINA	INSURANCES	34.04	65.96	100.00	27,225	47,184	4,010	40,378	2,796
CONSOLIDAR COMERCIALIZADORA, S.A.	ARGENTINA	FINANCIAL SERV.	—	100.00	100.00	553	3,817	3,265	935	(383)
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA S.A.	PERU	SECURITIES	—	100.00	100.00	3,860	6,395	2,535	2,688	1,172
CONTINENTAL DPR FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERV.	—	100.00	100.00	—	182,651	182,651	—	—
CONTINENTAL S.A. SOCIEDAD ADMINISTRADORA DE FONDOS	PERU	FINANCIAL SERV.	—	100.00	100.00	5,021	6,303	1,284	4,469	550
CONTINENTAL SOCIEDAD TITULIZADORA, S.A.	PERU	FINANCIAL SERV.	—	100.00	100.00	414	453	37	392	24
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,280	8,150	6,871	346	933
CORPORACION DE ALIMENTACION Y BEBIDAS, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	138,508	164,531	2,409	157,487	4,635
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	452,431	1,432,107	11,784	1,400,480	19,843
CORPORACION INDUSTRIAL Y DE SERVICIOS, S.L	SPAIN	PORTFOLIO	—	100.00	100.00	1,251	5,573	577	4,870	126
DESARROLLADORA Y VENDEDORA DE CASAS, S.A. DE C.V.	MEXICO	REAL ESTATE INSTR.	—	100.00	100.00	17	17	—	22	(5)
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL STATE	—	72.50	72.50	29,330	59,259	17,074	42,167	18
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,299	1,345	45	1,147	153
DEUSTO, S.A. DE INVERSION MOBILIARIA	SPAIN	PORTFOLIO	—	100.00	100.00	11,492	17,074	1,544	15,176	354
DINERO EXPRESS SERVICIOS GLOBALES, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	10,421	3,807	19,850	6,238	(22,281)
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL STATE	—	98.92	98.92	5,641	9,057	3,495	5,266	296
EL OASIS DE LAS RAMBLAS, S.L	SPAIN	REAL STATE	—	70.00	70.00	167	493	340	135	18
ELANCHOVE, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	1,500	3,878	1,541	2,413	(76)
EMPRESA INSTANT CREDIT, C.A	VENEZUELA	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA	BRASIL	FINANCIAL SERV.	100.00	—	100.00	—	1,585	267	6,031	(4,713)
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	—	51.00	51.00	31	30	—	31	(1)
EUROPEA DE TITULIZACION, S.A., SDAD.GEST.DE FDOS.DE TITUL	SPAIN	FINANCIAL SERV.	85.99	—	85.99	1,815	11,599	1,337	6,162	4,100
EXPLOTACIONES AGROPECUARIAS VALDELAYEGUA, S.A.	SPAIN	REAL STATE	—	100.00	100.00	9,121	9,128	8	9,361	(241)
FIDEIC. No.711, EN BANCO INVEX, S.A. INSTITUCION DE BANCA MÚLTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	124,766	122,022	(2,700)	5,444
FIDEICOMISO 29764-8 SOCIO LIQUIDADOR POSICION DE TERCEROS	MEXICO	FINANCIAL SERV.	—	100.00	100.00	28,422	28,970	549	25,746	2,675

APPENDIX II

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP — (Continued)

			% of Voting Rights
			controlled by the Bank				Investee Data
										Profit (Loss)
						Net	Assets	Liabilities		For The
						Carrying	as of	as of	Equity	Period Ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.08	31.12.08	31.12.08	31.12.08
						Thousand of euros (*)

FIDEICOMISO 474031 MANEJO DE GARANTIAS	MEXICO	FINANCIAL SERV.	—	100.00	100.00	2	2	—	2	—
FIDEICOMISO BBVA BANCOMER SERVICIOS No F/47433-8, S.A.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	32,442	51,540	19,099	23,289	9,152
FIDEICOMISO INVEX 228	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	—	—	—	—
FIDEICOMISO INVEX 367	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	—	—	—	—
FIDEICOMISO INVEX 393	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	—	—	—	—
FIDEICOMISO INVEX 411	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	—	—	—	—
FIDEICOMISO No.402900-5 ADMINISTRACION DE INMUEBLES	MEXICO	FINANCIAL SERV.	—	100.00	100.00	2,631	2,580	—	2,580	—
FIDEICOMISO No.752 EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	55,999	55,067	(170)	1,102
FIDEICOMISO No.781en BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. 3ra EMISION)	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	287,718	296,867	1,653	(10,802)
FIDEICOMISO No.847 EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. 4[a] EMISION)	MEXICO	FINANCIAL SERV.	—	100.00	100.00	25.00	301,319	305,535	790	(5,006)
FIDEICOMISO SOCIO LIQUIDADOR DE OP.FINANC.DERIVADAS	MEXICO	FINANCIAL SERV.	—	100.00	100.00	16,692	17,476	784	15,833	859
FINANCEIRA DO COMERCIO EXTERIOR S.A.R	PORTUGAL	NO ACTIVITY	100.00	—	100.00	51	37	—	44	(7)
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERV.	—	100.00	100.00	4,616	4,960	345	5,092	(477)
FINANCIERA ESPAÑOLA, S.A.	SPAIN	PORTFOLIO	85.85	14.15	100.00	4,522	6,812	1	6,654	157
FINANZIA AUTORENTING, S.A.	SPAIN	SERVICES	—	100.00	100.00	33,561	651,086	642,804	21,454	(13,172)
FINANZIA, BANCO DE CREDITO, S.A.	SPAIN	BANKING	—	100.00	100.00	56,203	7,403,407	7,245,109	162,626	(4,328)
FIRS TIER CORPORATION	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
FRANCES ADMINISTRADORA DE INVERSIONES, S.A.	ARGENTINA	FINANCIAL SERV.	—	100.00	100.00	5,912	9,521	3,610	5,220	691
FRANCES VALORES SOCIEDAD DE BOLSA, S.A.	ARGENTINA	FINANCIAL SERV.	—	100.00	100.00	2,133	2,652	519	1,550	583
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	191	483	293	124	66
FW CAPITAL I	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
GENTE BBVA, S.A.	CHILE	FINANCIAL SERV.	—	100.00	100.00	(243)	5,790	6,034	55	(299)
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSIONS	60.00	—	60.00	8,830	26,532	2,123	20,873	3,536
GESTION Y ADMINISTRACION DE RECIBOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	150	2,763	876	1,182	705
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	—	100.00	100.00	947	2,491	1,188	1,396	(93)
GRAN JORGE JUAN, S.A.	SPAIN	REAL STATE	100.00	—	100.00	110,115	494,296	411,493	101,894	(19,091)
GRANFIDUCIARIA	COLOMBIA	FINANCIAL SERV.	—	90.00	90.00	—	245	108	158	(21)

APPENDIX II

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP — (Continued)

			% of voting rights
			controlled by the bank				Investee data
										Profit (Loss)
						Net	Assets	Liabilities		for the
						Carrying	as of	as of	Equity	period ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.08	31.12.08	31.12.08	31.12.08
						Thousand of Euros (*)

GRELAR GALICIA, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	4,500	4,687	—	4,500	187
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	48.97	51.00	99.97	6,050,885	5,603,415	820	4,013,560	1,589,035
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL ESTATE INSTR.	—	100.00	100.00	206	315	110	105	100
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	202,262	219,458	17,195	139,766	62,497
HOLDING CONTINENTAL, S.A.	PERU	PORTFOLIO	50.00	—	50.00	123,678	504,399	83	347,754	156,562
HOLDING DE PARTICIPACIONES INDUSTRIALES 2000, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	3,618	4,470	—	4,321	149
HOMEOWNERS LOAN CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	7,684	8,987	1,302	5,974	1,711
HUMAN RESOURCES PROVIDER	UNITED STATES	SERVICES	—	100.00	100.00	1,131,354	1,131,402	48	1,093,050	38,304
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	—	100.00	100.00	1,130,007	1,133,128	3,121	1,091,845	38,162
HYDROX HOLDINGS, INC.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
IBERDROLA SERVICIOS FINANCIEROS, E.F.C, S.A.	SPAIN	FINANCIAL SERV.	—	84.00	84.00	7,290	9,641	74	9,334	233
IBERNEGOCIO DE TRADE, S.L.	SPAIN	SERVICES	—	100.00	100.00	1,586	1,737	150	16,662	(15,075)
INENSUR BRUNETE, S.L.	SPAIN	REAL STATE	—	100.00	100.00	48,715	105,290	82,553	23,504	(767)
INGENIERIA EMPRESARIAL MULTIBA, S.A. DE C.V.	MEXICO	SERVICES	—	99.99	99.99	—	—	—	—	—
INMOBILIARIA ASUDI, S.A.	SPAIN	REAL ESTATE INSTR.	—	100.00	100.00	2,886	3,239	—	3,092	147
INMOBILIARIA BILBAO, S.A.	SPAIN	REAL ESTATE INSTR.	—	100.00	100.00	3,657	3,812	1	3,658	153
INMUEBLES Y RECUPERACIONES CONTINENTAL, S.A.	PERU	REAL ESTATE INSTR.	—	100.00	100.00	3,586	7,252	3,668	219	3,365
INVERAHORRO, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	474	520	3	502	15
INVERSIONES ALDAMA, C.A.	VENEZUELA	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	NETHERLANDS ANTILLES	PORTFOLIO	48.00	—	48.00	11,390	29,312	1,050	20,747	7,515
INVERSIONES BAPROBA, C.A.	VENEZUELA	FINANCIAL SERV.	100.00	—	100.00	1,307	1,159	230	706	223
INVERSIONES P.H.R.4, C.A.	VENEZUELA	NO ACTIVITY	—	60.46	60.46	—	50	—	50	—
INVERSIONES T, C.A.	VENEZUELA	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
INVERSORA OTAR, S.A.	ARGENTINA	PORTFOLIO	—	99.96	99.96	2,156	40,876	25	37,083	3,768
INVESCO MANAGEMENT No 1, S.A.	LUXEMBOURG	FINANCIAL SERV.	—	100.00	100.00	10,016	10,480	494	10,945	(959)
INVESCO MANAGEMENT No 2, S.A.	LUXEMBOURG	FINANCIAL SERV.	—	100.00	100.00	—	11,334	19,021	(6,108)	(1,579)
JARDINES DE SARRIENA, S.L.	SPAIN	REAL STATE	—	85.00	85.00	255	503	165	369	(31)

APPENDIX II

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP — (Continued)

			% of voting rights
			controlled by the bank				Investee data
										Profit (Loss)
						Net	Assets	Liabilities		for the
						carrying	as of	as of	Equity	period ended
Company	Location	Activity	Direct	Indirect	Total	amount	31.12.08	31.12.08	31.12.08	31.12.08
						Thousand of Euros (*)

LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	851,032	853,671	2,639	834,089	16,943
MAGGIORE FLEET, S.P.A.	ITALY	SERVICES	—	100.00	100.00	67,785	202,340	166,006	34,869	1,465
MARINA LLAR, S.L.	SPAIN	REAL STATE	—	100.00	100.00	19,071	58,547	39,476	19,796	(725)
MARQUES DE CUBAS 21, S.L.	SPAIN	REAL STATE	100.00	—	100.00	2,869	7,551	5,727	2,105	(281)
MEDITERRANIA DE PROMOCIONS I GESTIONS INMOBILIARIES, S.A.	SPAIN	NO ACTIVITY	—	100.00	100.00	779	1,391	193	776	422
MEGABANK FINANCIAL CORPORATION	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
MERCURY TRUST LIMITED	CAYMAN ISLANDS	FINANCIAL SERV.	—	100.00	100.00	3,786	3,820	38	3,857	(75)
MILANO GESTIONI, SRL.	ITALY	REAL ESTATE INSTR.	—	100.00	100.00	46	4,184	3,816	350	18
MIRADOR DE LA CARRASCOSA, S.L.	SPAIN	REAL STATE	—	55.90	55.90	9,724	34,572	17,518	17,062	(8)
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	9,793	17,890	8,463	6,912	2,515
MONESTERIO DESARROLLOS, S.L.	SPAIN	REAL STATE	—	100.00	100.00	20,000	56,323	36,506	19,820	(3)
MONTEALIAGA,S.A.	SPAIN	REAL STATE	—	100.00	100.00	21,154	101,228	74,417	20,056	6,755
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	32	614	582	25	7
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	17	1,059	1,042	57	(40)
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	8,298	17,808	8,473	6,651	2,684
MULTIVAL, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	67	234	136	104	(6)
OCCIVAL, S.A.	SPAIN	NO ACTIVITY	100.00	—	100.00	8,211	9,950	132	9,495	323
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE INSTR.	—	100.00	100.00	49,153	53,520	4,366	45,741	3,413
OPPLUS OPERACIONES Y SERVICIOS, S.A.	SPAIN	SERVICES	100.00	—	100.00	1,067	13,264	10,926	975	1,363
OPPLUS S.A.C	PERU	SERVICES	—	100.00	100.00	196	1,191	1,014	152	25
PALADIN BROKERAGE SOLUTIONS, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	8,454	8,769	316	8,375	78
PARTICIPACIONES ARENAL, S.L.	SPAIN	NO ACTIVITY	—	100.00	100.00	6,458	7,922	1,238	6,456	228
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES	—	100.00	100.00	98,732	1,395,384	1,296,646	74,490	24,248
PERI 5.1 SOCIEDAD LIMITADA	SPAIN	REAL STATE	—	54.99	54.99	1	—	—	—	—
PHOENIX LOAN HOLDINGS, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	571,034	589,469	18,435	541,310	29,724
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	12,558	13,732	1,175	10,549	2,008
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	53	53	—	53	—
PI HOLDINGS NO. 4, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1	1	—	1	—
PORT ARTHUR ABSTRACT & TITLE COMPANY	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	2,143	2,466	323	2,265	(122)
PREMEXSA, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	375	679	348	313	18
PRESTACIONES ADMINISTRATIVAS LIMITADA — PROEX LIMITADA	CHILE	FINANCIAL SERV.	—	100.00	100.00	80	635	626	3	6

APPENDIX II

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP — (Continued)

			% of voting rights
			controlled by the bank				Investee data
										Profit (Loss)
						Net	Assets	Liabilities		for the
						carrying	as of	as of	Equity	period ended
Company	Location	Activity	Direct	Indirect	Total	amount	31.12.08	31.12.08	31.12.08	31.12.08
						Thousand of Euros (*)

PREVENTIS, S.A.	MEXICO	INSURANCES	—	90.27	90.27	3,639	11,753	7,780	4,959	(986)
PRO-SALUD, C.A.	VENEZUELA	SERVICES	—	58.86	58.86	—	—	—	—	—
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	1,522	12,728	10,797	2,101	(170)
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	SERVICES	100.00	—	100.00	139	125	—	127	(2)
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	SPAIN	REAL STATE	—	58.50	58.50	254	441	7	432	2
PROVIDA INTERNACIONAL, S.A.	CHILE	PENSIONS	—	100.00	100.00	29,453	29,520	67	28,695	758
PROVINCIAL DE VALORES CASA DE BOLSA, C.A	VENEZUELA	FINANCIAL SERV.	—	90.00	90.00	2,561	10,550	7,009	3,725	(184)
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERV.	—	100.00	100.00	2,336	2,321	131	1,716	474
PROVIVIENDA, ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSIONS	—	100.00	100.00	490	2,284	1,755	452	77
PROXIMA ALFA INVESTMENTS (IRELAND) LIMITED	IRELAND	FINANCIAL SERV.	—	100.00	100.00	125	125	—	125	—
PROXIMA ALFA INVESTMENTS (UK) LLP	UNITED KINGDOM	FINANCIAL SERV.	—	51.00	51.00	—	1,397	1,265	15	117
PROXIMA ALFA INVESTMENTS (USA) LLC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	—	24,803	28,670	(6,999)	3,132
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) II INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	—	4	4	—	—
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	344	390	390	—	—
PROXIMA ALFA INVESTMENTS, SGIIC S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	16,785	15,848	4,431	14,942	(3,525)
PROXIMA ALFA MANAGING MEMBER LLC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	2	1	4	—	(3)
PROXIMA ALFA SERVICES LTD.	UNITED KINGDOM	FINANCIAL SERV.	—	100.00	100.00	2,292	1,852	185	1,657	10
PROYECTO MUNDO AGUILON, S.L.	SPAIN	REAL STATE	—	100.00	100.00	9,317	24,194	1,412	23,276	(494)
PROYECTOS EMPRESARIALES CAPITAL RIESGO I,S.C.R.SIMP., S.A.	SPAIN	VENTURE CAPITAL	100.00	—	100.00	155,700	145,411	886	137,351	7,174
PROYECTOS INDUSTRIALES CONJUNTOS, S.A. DE	SPAIN	PORTFOLIO	—	100.00	100.00	3,148	8,327	5,030	3,432	(135)
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL STATE	—	100.00	100.00	8,858	10,538	2,065	8,809	(336)
RIVER OAKS BANK BUILDING, INC.	UNITED STATES	REAL ESTATE INSTR.	—	100.00	100.00	14,977	15,924	947	14,551	426
RIVER OAKS TRUST CORPORATION	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
RIVERWAY HOLDINGS CAPITAL TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	223	7,454	7,231	202	21
S.GESTORA FONDO PUBL.REGUL.MERCADO HIPOTECARIO, S.A.	SPAIN	FINANCIAL SERV.	77.20	—	77.20	138	213	67	148	(2)
SCALDIS FINANCE, S.A.	BELGICA	PORTFOLIO	—	100.00	100.00	3,416	3,661	141	3,513	7
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES	24.99	75.01	100.00	301,667	1,465,656	1,264,620	63,865	137,171
SEGUROS PROVINCIAL, C.A	VENEZUELA	INSURANCES	—	100.00	100.00	22,347	44,857	22,502	8,957	13,398
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	90	3,161	3,072	23	66

APPENDIX II

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP — (Continued)

			%of Voting Rights
			controlled by the Bank				Investee Data
										Profit (Loss)
						Net	Assets	Liabilities		for the
						Carrying	as of	as of	Equity	Period Ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.08	31.12.08	31.12.08	31.12.08
						Thousand of Euros (*)

SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	438	3,814	3,374	129	311
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	—	100.00	100.00	2,310	4,423	2,113	1,685	625
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	—	100.00	100.00	103	10,637	10,835	103	(301)
SMARTSPREAD LIMITED (UK)	UNITED KINGDOM	SERVICES	—	63.52	63.52	—	1	—	1	—
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANC.,S.A.	SPAIN	COMERCIAL	100.00	—	100.00	114,518	195,905	1,438	190,950	3,517
SOCIETE INMOBILIERE BBV D’ILBARRIZ	FRANCIA	REAL STATE	—	100.00	100.00	1,589	1,647	45	1,590	12
SOUTHEAST TEXAS TITLE COMPANY	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	699	938	237	861	(160)
SPORT CLUB 18, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	21,923	37,451	15,662	22,237	(448)
ST. JOHNS INVESTMENTS MANAGMENT CO.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	3,653	3,816	163	3,565	88
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	338	11,117	10,778	317	22
STATE NATIONAL PROPERTIES LLC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	13	14	1	16	(3)
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	223	7,423	7,199	211	13
STAVIS MARGOLIS ADVISORY SERVICES, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	20,363	21,152	791	19,393	968
TARUS, INC.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	842,681	843,680	1,001	827,050	15,629
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1,114	37,117	36,001	1,051	65
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	563	18,751	18,189	530	32
TRANSITORY CO.	PANAMA	REAL ESTATE INSTR.	—	100.00	100.00	135	2,674	2,524	155	(5)
TSB PROPERTIES, INC.	UNITED STATES	REAL ESTATE INSTR.	—	100.00	100.00	(1,419)	762	2,181	(1,419)	—
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	553,469	553,549	80	524,864	28,605
TWOENC, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	(357)	299	655	(356)	—
UNICOM TELECOMUNICACIONES S.DE R.L. DE C.V.	MEXICO	SERVICES	—	99.98	99.98	1	2	2	(12)	12
UNIDAD DE AVALUOS MEXICO S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	1,163	1,593	733	649	211
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	2,410	2,634	33	2,525	76
UNIVERSALIDAD “E5”	COLOMBIA	FINANCIAL SERV.	—	100.00	100.00	—	3,645	3,644	1	—
UNIVERSALIDAD — BANCO GRANAHORRAR	COLOMBIA	FINANCIAL SERV.	—	100.00	100.00	—	5,464	5,805	(2,277)	1,936
UNO-E BANK, S.A.	SPAIN	BANKING	67.35	32.65	100.00	174,751	1,296,768	1,167,220	142,336	(12,788)
URBANIZADORA SANT LLORENC, S.A.	SPAIN	NO ACTIVITY	60.60	—	60.60	—	108	—	108	—
VALANZA CAPITAL RIESGO S.G.E.C.R. S.A. UNIPERSONAL	SPAIN	VENTURE CAPITAL	100.00	—	100.00	1,200	8,863	1,692	3,662	3,509
VALLEY MORTGAGE COMPANY, INC.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—

APPENDIX II

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP — (Continued)

			% of voting rights
			controlled by the bank				Investee data
										Profit (Loss)
						Net	Assets	Liabilities		for the
						Carrying	as of	as of	Equity	Period Ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.08	31.12.08	31.12.08	31.12.08
						Thousand of Euros (*)

VIRTUAL DOC, S.L.	SPAIN	SERVICES	—	70.00	70.00	467	618	114	667	(163)
VISACOM, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	860	860	1	221	638
WESTERN BANCSHARES OF ALBUQUERQUE, INC.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—
WESTERN MANAGEMENT CORPORATION	UNITED STATES	NO ACTIVITY	—	100.00	100.00	1	1	—	1	—

(*)	Information on foreign companies at exchange rate on 12-31-08

APPENDIX III. BBVA Group’s securitization funds

			Total Securitized	Securitized
		Origination Date	Exposures at the	Exposures
Securitization	COMPANY	(month/year)	Origination Date	Total
				(Thousand of euros)

BBVA AUTOS I FTA	BBVA, S.A.	10/2004	1,000,000	347,929
BBVA-3 FTPYME FTA	BBVA, S.A.	11/2004	1,000,000	246,486
BBVA HIPOTECARIO 3 FTA	BBVA, S.A.	06/2005	1,450,000	626,210
BBVA-4 PYME FTA	BBVA, S.A.	09/2005	1,250,000	338,192
BBVA AUTOS 2 FTA	BBVA, S.A.	12/2005	1,000,000	680,709
GAT FTGENCAT 2005 FTA	BBVA, S.A.	12/2005	700,000	92,139
BBVA CONSUMO 1 FTA	BBVA, S.A.	05/2006	1,500,000	1,116,144
BBVA-5 FTPYME FTA	BBVA, S.A.	10/2006	1,900,000	949,701
BBVA CONSUMO 2 FTA	BBVA, S.A.	11/2006	1,500,000	1,366,022
BBVA RMBS 1 FTA	BBVA, S.A.	02/2007	2,500,000	2,070,860
BBVA RMBS 2 FTA	BBVA, S.A.	03/2007	5,000,000	4,142,290
BBVA LEASING 1 FTA	BBVA, S.A.	06/2007	2,500,000	2,311,172
BBVA-6 FTPYME FTA	BBVA, S.A.	06/2007	1,500,000	958,144
BBVA RMBS 3 FTA	BBVA, S.A.	07/2007	3,000,000	2,720,745
BBVA EMPRESAS 1 FTA	BBVA, S.A.	11/2007	1,450,000	981,441
BBVA RMBS 4 FTA	BBVA, S.A.	11/2007	4,900,000	4,352,863
BBVA-7 FTGENCAT FTA	BBVA, S.A.	02/2008	250,000	193,353
BBVA CONSUMO 3 FTA	BBVA, S.A.	04/2008	975,000	314,168
BBVA RMBS 5 FTA	BBVA, S.A.	05/2008	5,000,000	4,810,142
BBVA-8 FTPYME FTA	BBVA, S.A.	07/2008	1,100,000	989,947
BBVA RMBS 6 FTA	BBVA, S.A.	11/2008	4,995,000	4,935,419
BBVA RMBS 7 FTA	BBVA, S.A.	11/2008	8,500,000	8,367,252
PEP80040F110	BBVA BANCO CONTINENTAL	12/2007	17,964	14,305
BBVA-FINANZIA AUTOS 1 FTA	FINANZIA BANCO DE CREDITO, S.A.	04/2007	800,000	661,284
BBVA CONSUMO 3 FTA	FINANZIA BANCO DE CREDITO, S.A.	04/2008	975,000	632,517
2 PS Interamericana	BBVA CHILE	09/2004	14,506	12,925
2 PS Interamericana	BBVA SDAD. LEASING HABITACIONAL BHIF	09/2004	9,755	8,692
11 PS BICE	FORUM SERVICIOS FINANCIEROS (*)	03/2005	25,657	19,152
11 PS Banchile	FORUM SERVICIOS FINANCIEROS (*)	09/2005	10,743	9,904
23 PS BICE	FORUM SERVICIOS FINANCIEROS (*)	02/2006	9,784	9,397
4 PS Itau	FORUM SERVICIOS FINANCIEROS (*)	09/2006	9,802	9,558
FannieMae- Lender No. 227300000	COMPASS BANK	12/2001	176,774	28,833
Home Equity — 2003-HE1	COMPASS BANK	05/2003	542,092	66,187
Fannie Mae — Lender No. 227300027	COMPASS BANK	12/2003	268,215	117,794
Mortgages — LLC 2004-R1	COMPASS BANK	03/2004	424,636	132,088
			56,254,927	44,633,962

(*)	Proportionate consolidation method

III-1

APPENDIX IV
ADDITIONAL INFORMATION ON JOINTLY CONTROLLED COMPANIES PROPORTIONATELY

CONSOLIDATED IN THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of Voting Rights
			Controlled by the Bank				Investee Data
										Profit
										(Loss)
										for the
						Net				Period
						Carrying	Assets	Liabilities	Equity	Ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.08	31.12.08	31.12.08	31.12.08
						Thousand of Euros (*)

ECASA, S.A.	CHILE	FINANCIAL SERV.	—	51.00	51.00	5,469	6,794	1,326	(812)	6,280
FORUM DISTRIBUIDORA, S,A,	CHILE	FINANCIAL SERV.	—	51.04	51.04	4,723	18,825	13,543	4,883	399
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERV.	—	51.00	51.00	43,705	474,870	413,581	37,977	23,312
INVERSIONES PLATCO, C.A	VENEZUELA	FINANCIAL SERV.	—	50.00	50.00	1,004	3,287	1,280	2,007	—
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERV.	—	50.00	50.00	6,926	92,089	78,234	11,702	2,153

Information on foreign companies at exchange rate on 12/31/08

IV-1

APPENDIX V

ADDITIONAL INFORMATION ON INVESTMENTS AND JOINTLY CONTROLLED
COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD IN THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

(Includes the most significant companies which, taken as a whole, represent 95% of the total investment in this respect)

			% of Voting Rights
			Controllend by the Bank				Investee Data
						Net
						Carrying				Profit
Company	Location	Activity	Direct	Indirect	Total	Amount	Assets	Liabilities	Equity	(Loss)
						Thousand of euros

ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	—	40.00	40.00	3,742	24,151	15,852	6,674	1,625	(2)
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	—	35.38	35.38	6,222	26,494	5,200	18,126	3,168	(2)
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	—	49.00	49.00	4,168	8,619	626	7,867	126	(2)
BBVA ELCANO EMPRESARIAL II, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.00	—	45.00	38,506	59,494	486	71,555	(12,547	)(2)
BBVA ELCANO EMPRESARIAL, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.00	—	45.00	38,502	59,499	486	71,557	(12,544	)(2)
CAMARATE GOLF, S.A.(*)	SPAIN	REAL ESTATE	—	26.00	26.00	5,170	68,873	50,992	17,927	(46	)(3)
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	HONG-KONG	FINANCIAL SERV.	29.68	—	29.68	541,221	11,531,795	9,224,863	2,133,662	173,270(1	)(2)
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	SERVICES	21.82	—	21.82	11,502	63,052	12,600	48,248	2,204	(2)
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V.	MEXICO	SERVICES	—	50.00	50.00	3,189	7,983	1,832	8,913	(2,762	)(3)
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.(*)	SPAIN	PORTFOLIO	—	50.00	50.00	385,062	1,537,225	382,240	747,225	407,760	(1)(2)
DISTRANSA RENTRUCKS, S.A.(*)	SPAIN	SERVICES	—	50.00	50.00	14,994	16,305	15,069	806	430	(2)
ECONTA GESTION INTEGRAL, S.L.(*)	SPAIN	SERVICES	—	60.00	60.00	2,745	4,023	491	4,613	(1,081	)(2)
FERROMOVIL 3000, S.L.(*)	SPAIN	SERVICES	—	20.00	20.00	5,089	632,971	603,297	29,977	(303	)(2)
FERROMOVIL 9000, S.L.(*)	SPAIN	SERVICES	—	20.00	20.00	3,453	366,389	347,594	18,773	22	(2)
FIDEICOMISO F/70191-2 PUEBLA(*)	MEXICO	REAL ESTATE	—	25.00	25.00	8,778	73,626	28,000	42,995	2,631	(2)
FIDEICOMISO F/403853-5 BBVA BANCOMER SERVICIOS ZIBATA(*)	MEXICO	REAL ESTATE	—	30.00	30.00	19,807	—	—	—	—	(4)
FIDEICOMISO HARES BBVA BANCOMER F/47997-2(*)	MEXICO	REAL ESTATE	—	50.00	50.00	11,713	23,913	339	21,864	1,710	(2)
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.(*)	MEXICO	SERVICES	—	44.39	44.39	7,063	26,971	17,749	8,614	608	(1)(2)
HESTENAR, S.L.(*)	SPAIN	REAL ESTATE	—	43.34	43.34	6,454	27,835	21,969	5,909	(43	)(3)
IMOBILIARIA DUQUE D’AVILA, S.A.(*)	PORTUGAL	REAL ESTATE	—	50.00	50.00	5,011	26,138	16,504	9,848	(214	)(3)

V-1

			% of Voting Rights
			Controllend by the Bank				Investee Data
						Net
						Carrying				Profit
Company	Location	Activity	Direct	Indirect	Total	Amount	Assets	Liabilities	Equity	(Loss)
						Thousand of euros

INMUEBLES MADARIAGA PROMOCIONES, S.L.(*)	SPAIN	REAL ESTATE	50.00	—	50.00	3,681	18,717	4,055	6,313	8,349(2)
JARDINES DEL RUBIN, S.A.(*)	SPAIN	REAL ESTATE	—	50.00	50.00	6,569	31,265	21,642	5,900	3,723(2)
LA ESMERALDA DESARROLLOS, S.L.(*)	SPAIN	REAL ESTATE	—	25.00	25.00	4,998	56,571	36,571	20,000	0(3)
LAS PEDRAZAS GOLF, S.L.(*)	SPAIN	REAL ESTATE	—	50.00	50.00	15,808	74,949	45,204	31,837	(2,092	)(2)
MONTEALMENARA GOLF, S.L.(*)	SPAIN	REAL ESTATE	—	50.00	50.00	2,876	86,561	51,518	15,606	19,437(3)
OCCIDENTAL HOTELES MANAGEMENT, S.L.	SPAIN	SERVICES	—	38.53	38.53	127,823	917,019	543,599	387,477	(14,057	)(1)(2)
PARQUE REFORMA SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	—	30.00	30.00	4,408	82,225	67,377	19,612	(4,764	)(2)
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERV.	—	40.00	40.00	7,830	105,558	89,082	15,662	814(2)
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	—	46.14	46.14	3,924	13,610	3,938	9,626	46(2)
SERVICIOS ON LINE PARA USUARIOS MULTIPLES, S.A. (SOLIUM)(*)	SPAIN	SERVICES	—	66.67	66.67	3,381	4,722	2,048	2,287	387 (2)
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERV.	20.50	0.93	21.43	36,849	54,138	4,512	49,394	232 (2)
TELEFONICA FACTORING, S.A.	SPAIN	FINANCIAL SERV.	30.00	—	30.00	2,962	90,854	81,268	6,905	2,682 (2)
TUBOS REUNIDOS, S.A.	SPAIN	INDUSTRIAL	—	23.40	23.40	54,296	762,413	405,924	271,388	85,101 (1)
VITAMEDICA S.A DE C.V.(*)	MEXICO	INSURANCE	—	50.99	50.99	2,275	9,794	4,221	5,491	82 (2)
OTHER COMPANIES						66,784
					TOTAL	1,466,855	16,893,752	12,107,150	4,122,650	663,953

Data relating to the lastest financial statements approved at the date of preparation of these notes to the consolidated financial statements.

For the companies abroad the exchange rates rulig at the reference date are applied,

(1)	Consolidated Data

(2)	Financial statements as of December 31, 2007

(3)	Financial statements as of December 31, 2006

(4)	New incorporation

(*)	Jointly controlled entities accounted for using the equity method

V-2

APPENDIX VI. Changes and notification of investments in the BBVA Group in 2008

BUSINESS COMBINATIONS AND OTHER ACQUISITIONS OR INCREASE OF INTEREST OWNERSHIP
IN CONSOLIDATED SUBSIDIARIES AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR
USIN THE PROPORTIONATE METHOD

				Fair value of
			Price paid in the	Equity	%
			Transaction +	Instruments	Voting Rights
			Expenses Directly	Issued for the	Acquired in	Voting rights
	Type of		Attributable to the	Acquisition of the	the Period	Controlled After	Effective Date (or
Company	Transaction	Activity	Acquisition	Company	(Net)	the Acquisition	Notification Date)
			(Thounsand of
			euros)

BBVA LEASING S.A. Cia,FINANC, COMERC, (COLOMBIA)	FOUNDING	FINANCIAL SERV.	7,892	—	100.000%	100.000%	1/2/2008
FINANZIA AUTORENTING*	ACQUISITION	SERVICES	10,999	—	11.681%	100.000%	3/14/2008
ANIDA CARTERA SINGULAR, S.L.	FOUNDING	PORTFOLIO	5,300	—	100.000%	100.000%	6/6/2008
ANIDA DESARROLLOS SINGULARES, S.L	FOUNDING	REAL ESTATE	5,000	—	100.000%	100.000%	6/6/2008
MARINA LLAR, S.A.*	ACQUISITION	REAL ESTATE	100	—	50.000%	100.000%	7/18/2008
PREVENTIS	ACQUISITION	INSURANCES	2,486	—	15.262%	90.272%	01/03/2008 01/06/2008 01/08/2008
PROXIMA ALFA INVESTMENTS, SGIIC, S.A*	ACQUISITION	FINANCIAL SERV.	11,678	—	49.000%	100.000%	11/14/2008
EUROPEA DE TITULIZACION, S.A.,S.G.F.T.*	ACQUISITION	FINANCIAL SERV.	309	—	3.018%	85.988%	14/02/2008 03/06/2008 09/12/2008
BBVA PROPIEDAD, F.I.I	ACQUISITION	OTHER INVEST.ENTITIES	1,532,798	—	95.654%	95.654%	12/30/2008

*	Notifications

BUSINESS COMBINATIONS AND OTHER ACQUISITIONS OR INCREASE OF INTEREST OWNERSHIP
IN ASSOCIATED AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR USING THE EQUITY
METHOD

				Fair Value of	%
			Price Paid in the	Equity	Voting Rights
			Transaction +	instruments	Acquired
			Expenses Directly	Issued for the	in the	Voting Rights
	Type of		Attributable to the	Acquisition of the	Period	Controlled After	Effective Date (or
Company	Transaction	Activity	Acquisition	Company	(Net)	the Acquisition	Notification Date)
			(Thounsand
			of euros)

FIDEICOMISO F/402770-2 ALAMAR	FOUNDING	REAL ESTATE	11,756	—	42.400%	42.400%	12/7/2007
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	FOUNDING	REAL ESTATE	10,865	—	46.914%	46.914%	4/23/2008
SERVICIOS ON LINE PARA USUARIOSMULTIPLES (SOLIUM)*	ACQUISITION	SERVICES	2,450	—	33.333%	66.667%	6/3/2008
DISTRANSA RENTRUCKS, S.A.*	ACQUISITION	SERVICES	15,200	—	42.922%	42.922%	6/10/2008
FIDEICOMISO F/403853-5 BBVA BANCOMER SoS ZIBATA	FOUNDING	REAL ESTATE	22,503	—	30.000%	30.000%	11/30/2008
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	ACQUISITION	FINANCIAL SERV.	654,827	—	15.163%	29.679%	11/30/2008

*	Notifications

APPENDIX VI. Changes and notification of investments in the BBVA Group in 2008

DISPOSALS OF INTEREST OWNERSHIP IN CONSOLIDATED SUBSIDIARIES AND JOINTLY
CONTROLLED COMPANIES ACCOUNTED FOR USING THE PROPORTIONATE CONSOLIDATION METHOD

				%
				Voting Rights
					Totally
	Type of		Profit in the	%	Controlled After	Effective Date (or
Company	Transaction	Activity	Transaction	Sold	the Disposal	Notification date)
						Thounsand euros

BBVA CONSOLIDAR SALUD, S.A.	DISPOSAL	INSURANCE	3,610	99.999%	0.000%	10/31/2008

DISPOSAL OF INTEREST OWNERSHIP IN ASSOCIATES AND JOINTLY CONTROLLED COMPANIES
ACCOUNTED FOR USING THE EQUITY METHOD

				%
				voting Rights
					Totally
	Type of		Profit in The	%	Controlled After	Effective Date (or
Company	Transaction	Activity	Transaction	Sold	the Disposal	Notification Date)

TUBOS REUNIDOS*	DISPOSAL	INDUSTRIAL	8,362	0.853%	23.403%	16/01/2008 28/02/2008
TRIBUGEST GESTION DE TRIBUTOS, S.A.	DISPOSAL	SERVICES	1,000	39.979%	0.000%	12/23/2008

*	Notifications

ANEXO VI. Changes and notification of investments in the BBVA Group in 2008

COMPLEMENT APPENDIX IV REST OF QUOTED SUBSIDIARIES AND JOINTLY CONTROLLED
COMPANIES

			% Voting Rights		Effective Date
			Net Acquired	Totally Controlled	(or Notification
Company	Type of Transaction	Activity	in the Year	After Acquisition	Date)
					Thounsand €

ACS, ACTIVIDADES DE CONSTRUCCION Y SERVICIOS, S.A.*	Refresh dates	SERVICES		3.216%	1/11/2008
ACS, ACTIVIDADES DE CONSTRUCCION Y SERVICIOS, S.A.*	Disposal	SERVICES	—0.411%	2.805%	8/13/2008
GAMESA CORPORACION TECNOLOGICA, S.A.*	Acquisition	INDUSTRIAL	4.626%	4.684%	3/11/2008
GAMESA CORPORACION TECNOLOGICA, S.A.*	Disposal	INDUSTRIAL	—2.711%	1.973%	14/08/2008 25/08/2008
SOL MELIA, S.A.*	Acquisition	SERVICES	3.116%	3.495%	3/10/2008

*	Notifications

APPENDIX VII. Subsidiaries fully consolidated with more than 5% owned by non-Group shareholders

		% of Voting Rights
		Controlled by the Bank
Company	Activity	Direct	Indirect	Total

ALTITUDE INVESTMENTS LIMITED	FINANCIAL SERV.	51.00	—	51.00
ALTURA MARKETS, SOCIEDAD DE VALORES, S.A.	BROKERING	50.00	—	50.00
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	55.97	12.21	68.18
BANCO PROVINCIAL S.A. — BANCO UNIVERSAL	BANKING	1.85	53.75	55.60
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	BROKERING	70.00	—	70.00
BBVA BANCO FRANCES, S.A.	BANKING	45.65	30.35	76.00
BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL ESTATE	—	68.11	68.11
DESARROLLO URBANISTICO DE CHAMARTÍN, S.A.	REAL ESTATE	—	72.50	72.50
EL OASIS DE LAS RAMBLAS, S.L	REAL ESTATE	—	70.00	70.00
ESTACIÓN DE AUTOBUSES CHAMARTÍN, S.A.	SERVICES	—	51.00	51.00
GESTIÓN DE PREVISIÓN Y PENSIONES, S.A.	PENSIONS	60.00	—	60.00
HOLDING CONTINENTAL, S.A.	PORTFOLIO	50.00	—	50.00
IBERDROLA SERVICIOS FINANCIEROS, E.F.C, S.A.	FINANCIAL SERV.	—	84.00	84.00
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	PORTFOLIO	48.00	—	48.00
INVERSIONES P.H.R.4, C.A	NO ACTIVITY	—	60.46	60.46
JARDINES DE SARRIENA, S.L	REAL ESTATE	—	85.00	85.00
MIRADOR DE LA CARRASCOSA, S.L	REAL ESTATE	—	55.90	55.90
PERI 5.1 SOCIEDAD LIMITADA	REAL ESTATE	—	54.99	54.99
PREVENTIS, S.A.	INSURANCE	—	90.27	90.27
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L	REAL ESTATE	—	58.50	58.50
PRO-SALUD, C.A	SERVICES	—	58.86	58.86
PROVINCIAL DE VALORES CASA DE BOLSA, C.A	FINANCIAL SERV.	—	90.00	90.00
SMARTSPREAD LIMITED	SERVICES	—	63.52	63.52
VIRTUAL DOC, S.L	SERVICES	—	70.00	70.00

VII-1

APPENDIX VIII Reconciliation of the consolidated financial statements for the years 2008, 2007 and 2006 elaborated in accordance with the models of Circular
6/2008 of the Bank of Spain with respect to those elaborated in accordance with
Bank of Spain Circular 4/2004.

The Group’s consolidated financial statements for the years 2007 and 2006 have been modified with respect to those originally prepared by the Group at that dates and in accordance with the model used in the consolidated financial statements for 2007 and 2006, in order to adapt them to the disclosure and presentation requirements set out in the Circular 6/2008 of the Bank of Spain. This change in format has no effect on the equity or on profit attributable to the Group.

The main differences between the financial statement models set out in Circular 6/2008 of the Bank of Spain and the formats included in the Group’s consolidated financial statements at December 31, 2007 and 2006 are as follows:

•	Consolidated balance sheet: in contrast to the consolidated balance sheet forming part of the consolidated financial statements at December 31, 2007, the model balance sheet included in these consolidated financial statements:

•	Includes within “Tangible assets — Tangible fixed assets” both “Tangible assets — For own use” and “Tangible assets — Other assets leased out under and operating lease”, included in the asset side of the consolidated balance sheet forming part of the Group’s consolidated financial statements for 2007 and 2006.

•	Includes under “Loans and advances to credit institutions” and “Loans and advances to customers,” all the amounts previously classified in under “Loans and receivables — Other financial assets” in the asset side of consolidated balance sheet forming part of the Group’s consolidated financial statements for 2007 and 2006.

•	Includes “Other assets — Other,” which combines the captions “Prepayments” and “Other assets” presented in the asset side of consolidated balance sheet forming part of the Group’s consolidated financial statements for 2007 and 2006.

•	Includes on the liability side of the balance sheet “Other liabilities”, which combines the “Accrued expenses” and “Other liabilities” headings included on the consolidated balance sheet forming part of the annual financial statements at December 31, 2007 and 2006.

•	Consolidated income statement: in contrast to the model consolidated income statement used in the consolidated financial statements at December 31, 2007 and 2006, the consolidated income statement presented in these consolidated financial statements:

A new margin called “Net interest income” representing the difference between “Interest and similar income” and “Interest expense and similar charges”. Both “Interest income” and “Interest expense” include income and expenses of this nature arising on the insurance business and on non-financial activities.

As explained in the previous paragraph dealing with “Interest income” and “Interest expense”, income and expense arising on the Group’s insurance activities are no longer offset. Rather, they are now recognized in the corresponding income or expense captions of the consolidated income statement, with the resulting effect on each of the margins and on the captions comprising that statement.

The new “Gross income” is similar to the previous “Gross income” except for the fact that it includes other operating income and expense which previously did not form part of the ordinary margin. In addition, the new model includes interest income and charges arising on non-financial activities (see letter g, below) and comprises other items previously recognized under “Other gains” and “Other losses”.

Eliminates the headings “Sales and income from the provision of non-financial services” and “Cost of sales” from the consolidated income statement. These amounts are now recognized primarily under “Other operating income” and “Other operating expenses,” respectively, in the consolidated income statement.

VIII-1

“Staff expenses” and “General and administrative expenses” include amounts previously recognized under “Other gains” and “Other losses” in the earlier model.

“Impairment losses (net)” is now divided into two headings: “Impairment on financial assets (net)”, which comprises net impairment on the financial assets other than equity instruments classified as shareholdings; and “Impairment losses on other assets (net)”, which includes net impairment losses on equity instruments classified as shareholdings and on non-financial assets.

Eliminates the headings “Financial income from non-financial activities” and “Financial expense on non-financial activities.” These amounts are now recognized under “Interest income” and “Interest income,” respectively, in the consolidated income statement.

Changes “Net operating income”. These measures of profit mainly differ in that includes the financial interest income and expense arising on the Group’s non-financial activity, net impairment on financial instruments and net provisions, as well as the amounts previously recognized under “Other gains” and “Other losses” in the earlier statement format.

Does not include “Other gains” and “Other losses,” instead creating the following new headings: “Gains/(losses) on derecognised assets not classified as non-current assets held for sale,” “Negative goodwill” and “Gains/(losses)on non-current assets held for sale not classified as discontinued operations” which comprise, basically, the captions that previously formed part of the two eliminated headings mentioned above.

VIII-2

A reconciliation between the consolidated income statement for 2008, 2007 and 2006, prepared by the Group in accordance with the model of Circular 4/2004 of Bank of Spain and the model of Circular 6/2008 of Bank of Spain.

INCOME STATEMENT IN ACCORDANCE WITH BANK OF SPAIN CIRCULAR 4/2004	2008	Reconciliation	2008	INCOME STATEMENT IN ACCORDANCE WITH BANK OF SPAIN CIRCULAR 6/2008
INTEREST AND SIMILAR INCOME LESS INTEREST EXPENSE AND SIMILAR CHARGES	11,444	242
			11,686	NET INTEREST INCOME
INCOME FROM EQUITY INSTRUMENTS	447	—	447	DIVIDEND INCOME
NET INTEREST INCOME	11,891
SHARE OR PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	293	—	293	SHARE OR PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD
NET FEES AND COMMISSIONS	4,687	(159)	4,527	NET FEES AND COMMISSIONS
INSURANCE ACTIVITY INCOME	851	(851)
GAINS OR LOSSES ON FINANCIAL ASSETS AND LIABILITIES AND EXCHANGE DIFFERENCES (NET)	2,132	(574)	1,558	INCOME FROM INSURANCE ACTIVITIES (NET) AND EXCHANGE DIFFERENCES (NET)
		466	466	OTHER OPERATING INCOME AND EXPENSES (NET)
GROSS INCOME	19,853	(876)	18,978	GROSS INCOME
COST OF SALES (NET)	82	(82)
PERSONNEL EXPENSES AND OTHER ADMINISTRATIVE EXPENSES	(7,756)	—	(7,756)	ADMINISTRATION COSTS
DEPRECIATION AND AMORTIZATION	(699)	—	(699)	DEPRECIATION AND AMORTIZATION
OTHER OPERATING INCOME (NET)	(201)	201
		(2,940)	(2,940)	IMPAIRMENT ON FINANCIAL ASSETS (NET)
		(1,431)	(1,431)	PROVISIONS (NET)
NET OPERATING INCOME	11,279	(5,127)	6,151	NET OPERATING INCOME
IMPAIRMENT LOSSES (NET)	(3,026)	2,981	(45)	IMPAIRMENT LOSSES OF OTHER ASSETS (NET)
PROVISION EXPENSE (NET)	(1,433)	1,433
FINANCIAL INCOME AND EXPENSES FROM NON-FINANCIAL ACTIVITIES	—	—
OTHER GAINS AND LOSSES (NET)	106	(106)
		72	72	GAINS (LOSSES) IN WRITTEN OFF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE
		—	—	NEGATIVE GOODWILL
		748	748	GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS
INCOME BEFORE TAX	6,926	—	6,926	INCOME BEFORE TAX
INCOME TAX	(1,541)	—	(1,541)	INCOME TAX
INCOME FROM ORDINARY ACTIVITIES	5,385	—	5,385	INCOME FROM ORDINARY ACTIVITIES
INCOME FROM DISCONTINUED OPERATIONS (NET)		—		INCOME FROM DISCONTINUED OPERATIONS (NET)
INCOME FOR THE YEAR (+/-)	5,385	—	5,385	NET INCOME
INCOME ATTRIBUTED TO MINORITY INTEREST	(366)	—	(366)	PROFIT OR LOSS ATRIBUTABLE TO MINORITY INTEREST
INCOME ATRIBUTED TO THE GROUP	5,020	—	5,020	NET INCOME ATRIBUTED TO PARENT COMPANY

VIII-3

INCOME STATEMENT IN ACCORDANCE WITH BANK OF SPAIN CIRCULAR 4/2004	2007	Reconciliation	2007	INCOME STATEMENT IN ACCORDANCE WITH BANK OF SPAIN CIRCULAR 6/2008
INTEREST AND SIMILAR INCOME LESS INTEREST EXPENSE AND SIMILAR CHARGES	9,422	206
			9,628	NET INTEREST INCOME
INCOME FROM EQUITY INSTRUMENTS	348	—	348	DIVIDEND INCOME
NET INTEREST INCOME	9,769		9,976
SHARE OR PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	242	—	242	SHARE OR PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD
NET FEES AND COMMISSIONS	4,723	(164)	4,559	NET FEES AND COMMISSIONS
INSURANCE ACTIVITY INCOME	729	(729)
GAINS OR LOSSES ON FINANCIAL ASSETS AND
LIABILITIES AND EXCHANGE DIFFERENCES (NET)	2,670	(714)	1,956	INCOME FROM INSURANCE ACTIVITIES (NET) AND EXCHANGE DIFFERENCES (NET)
		538	538	OTHER OPERATING INCOME AND EXPENSES (NET)
GROSS INCOME	18,133	(862)	17,271	GROSS INCOME
COST OF SALES (NET)	188	(188)
PERSONNEL EXPENSES AND OTHER ADMINISTRATIVE EXPENSES	(7,053)	(200)	(7,253)	ADMINISTRATION COSTS
DEPRECIATION AND AMORTIZATION	(577)	—	(577)	DEPRECIATION AND AMORTIZATION
OTHER OPERATING INCOME (NET)	(146)	146
			9,441
		(1,903)	(1,903)	IMPAIRMENT ON FINANCIAL ASSETS (NET)
		(235)	(235)	PROVISIONS (NET)
NET OPERATING INCOME	10,544	(3,241)	7,303	NET OPERATING INCOME
IMPAIRMENT LOSSES (NET)	(1,938)	1,925	(13)	IMPAIRMENT LOSSES OF OTHER ASSETS (NET)
PROVISION EXPENSE (NET)	(210)	210
FINANCIAL INCOME AND EXPENSES FROM NON-FINANCIAL ACTIVITIES	1	(1)
OTHER GAINS AND LOSSES (NET)	97	(97)
		13	13	GAINS (LOSSES) IN WRITTEN OFF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE
		—	—	NEGATIVE GOODWILL
		1,191	1,191	GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS
INCOME BEFORE TAX	8,495	—	8,495	INCOME BEFORE TAX
INCOME TAX	(2,080)	—	(2,080)	INCOME TAX
INCOME FROM ORDINARY ACTIVITIES	6,415	—	6,415	INCOME FROM ORDINARY ACTIVITIES
INCOME FROM DISCONTINUED OPERATIONS (NET)		—		INCOME FROM DISCONTINUED OPERATIONS (NET)
INCOME FOR THE YEAR (+/-)	6,415	—	6,415	NET INCOME
INCOME ATTRIBUTED TO MINORITY INTEREST	(289)	—	(289)	PROFIT OR LOSS ATRIBUTABLE TO MINORITY INTEREST
INCOME ATRIBUTED TO THE GROUP	6,126	—	6,126	NET INCOME ATRIBUTED TO PARENT COMPANY

VIII-4

INCOME STATEMENT IN ACCORDANCE WITH BANK OF SPAIN CIRCULAR 4/2004	2006	Reconciliation	2006	INCOME STATEMENT IN ACCORDANCE WITH BANK OF SPAIN CIRCULAR 6/2008
INTEREST AND SIMILAR INCOME LESS INTEREST EXPENSE AND SIMILAR CHARGES	7,995	143	8,138
			8,138	NET INTEREST INCOME
INCOME FROM EQUITY INSTRUMENTS	379	—	380	DIVIDEND INCOME
NET INTEREST INCOME	8,374		8,518
SHARE OR PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	308	—	308	SHARE OR PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD
NET FEES AND COMMISSIONS	4,335	(144)	4,191	NET FEES AND COMMISSIONS
INSURANCE ACTIVITY INCOME	650	(650)
GAINS OR LOSSES ON FINANCIAL ASSETS AND LIABILITIES AND EXCHANGE DIFFERENCES (NET)	2,034	(396)	1,638	INCOME FROM INSURANCE ACTIVITIES (NET) AND EXCHANGE DIFFERENCES (NET)
		490	490	OTHER OPERATING INCOME AND EXPENSES (NET)
GROSS INCOME	15,701	(558)	15,143	GROSS INCOME
COST OF SALES (NET)	131	(131)
PERSONNEL EXPENSES AND OTHER ADMINISTRATIVE EXPENSES	(6,330)	—	(6,330)	ADMINISTRATION COSTS
DEPRECIATION AND AMORTIZATION	(472)	—	(472)	DEPRECIATION AND AMORTIZATION
OTHER OPERATING INCOME (NET)	(146)	146
			8,340
		(1,457)	(1,457)	IMPAIRMENT ON FINANCIAL ASSETS (NET)
		(1,338)	(1,338)	PROVISIONS (NET)
NET OPERATING INCOME	8,883	(3,338)	5,545	NET OPERATING INCOME
IMPAIRMENT LOSSES (NET)	(1,504)	1,492	(12)	IMPAIRMENT LOSSES OF OTHER ASSETS (NET)
PROVISION EXPENSE (NET)	(1,338)	1,338
FINANCIAL INCOME AND EXPENSES FROM NON-FINANCIAL ACTIVITIES	2	(2)
OTHER GAINS AND LOSSES (NET)	987	(987)
		956	956	GAINS (LOSSES) IN WRITTEN OFF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE
		—	—	NEGATIVE GOODWILL
		541	541	GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS
INCOME BEFORE TAX	7,030	—	7,030	INCOME BEFORE TAX
INCOME TAX	(2,059)	—	(2,059)	INCOME TAX
INCOME FROM ORDINARY ACTIVITIES	4,971	—	4,971	INCOME FROM ORDINARY ACTIVITIES
INCOME FROM DISCONTINUED OPERATIONS (NET)		—		INCOME FROM DISCONTINUED OPERATIONS (NET)
INCOME FOR THE YEAR (+/-)	4,971	—	4,971	NET INCOME
INCOME ATTRIBUTED TO MINORITY INTEREST	(235)	—	(235)	PROFIT OR LOSS ATRIBUTABLE TO MINORITY INTEREST
INCOME ATRIBUTED TO THE GROUP	4,736	—	4,736	NET INCOME ATRIBUTED TO PARENT COMPANY

VIII-5

•	Consolidated statement of recognised income and expense and consolidated statement of total changes in equity.

The consolidated statement of changes in equity and the detail of the changes in consolidated equity disclosed in the notes to the Group’s consolidated financial statements for the year ended 31 December 2007 are replaced by the consolidated statement of recognised income and expense and the consolidated statement of total changes in equity, respectively, which are included in the consolidated financial statements for 2008 and present, basically, the following significant differences:

a) The consolidated statement of total changes in equity and the consolidated statement of recognised income and expense presented in these consolidated financial statements for 2008 should be understood as the two parts of the former consolidated statement of changes in equity and replace the aforementioned statements presented in the statutory financial statements for 2007. The statement of recognised income and expense does not include “Other Financial Liabilities designated at Fair Value” and the related balance is recognised under “Other Recognised Income and Expense”.

b) The statement of recognised income and expense includes “Actuarial Gains/(losses) on Pension Plans”, for the recognition of changes in equity resulting from the recording of such actuarial gains and losses, if appropriate, against reserves; “Entities Accounted for Using the Equity Method”, which includes the changes in consolidated equity valuation adjustments arising from the application of the equity method to associates and jointly controlled entities; and “Other Recognised Income and Expense”, for the recognition of the items recorded as consolidated equity valuation adjustments and not included in any other specific line item in this statement.

c) The statement of recognised income and expense includes the line item “Income Tax” for the recognition of the tax effect of the items recognised directly in equity, except for “Entities Accounted for Using the Equity Method”, which is presented net of the related tax effect. Accordingly, each item recognised in equity valuation adjustments is recognised gross.

All the items recognised as valuation adjustments in the format of the consolidated statement of changes in equity included in the consolidated financial statements for 2007 were presented net of the related tax effect.

d) The consolidated statement of recognised income and expense no longer includes the effect on equity of changes in accounting policies or of errors allocable to prior years.

Consolidated cash flow statement:  the format of consolidated cash flow statement included in these consolidated financial statements contains, at the end of the statement, a detail of the items composing cash and cash equivalents, which was not included in the consolidated cash flow statement presented in the Group’s statutory consolidated financial statements for the year ended 31 December 2007. Also, certain disclosures relating to certain operating assets and liabilities, adjustments to profit or loss and cash flows from financing activities are eliminated; the wording and disclosures relating to certain items which compose the cash flows from investing activities are changed.

VIII-6

APPENDIX IX. Detail of the most significant issuances, repurchases or refunds of debt instruments issued by the bank or entities of the Group in 2008, 2007 and 2006.

					Prevailing
					Interest Rate	Maturity
Issuer	Currency	2008	2007	2006	December 08	Date
	Millions of euros

ISSUES IN EUROS
BBVA
july-96	EUR	27	27	27	9.37%	22-dec-16
february-97	EUR	—	—	60	6.97%	18-dec-07
september-97	EUR	—	—	36	6.65%	17-dec-07
december-01	EUR	—	—	1,500	3.50%	01-jan-17
july-03	EUR	—	600	600	4.32%	17-jul-13
november-03	EUR	750	750	750	4.50%	12-nov-15
october-04	EUR	992	992	991	4.37%	20-oct-19
february-07	EUR	297	297	—	4.50%	16-feb-22
may-08	EUR	125	—	—	6.03%	03-mar-33
july-08	EUR	100	—	—	6.20%	04-jul-23
BBVA CAPITAL FUNDING, LTD.
march-97	EUR	—	—	46	2.71%	20-mar-07
october-97	EUR	—	—	77	4.10%	08-oct-07
october-97	EUR	229	229	229	6.00%	24-dec-09
july-99	EUR	73	73	73	6.35%	16-oct-15
february-00	EUR	442	497	498	6.38%	25-feb-10
july-01	EUR		—	—	—	04-jul-11
october-01	EUR	60	60	60	5.73%	10-oct-11
october-01	EUR	40	40	40	6.08%	10-oct-16
october-01	EUR	50	50	50	5.92%	15-oct-16
november-01	EUR	55	55	55	5.49%	02-nov-16
december-01	EUR	56	56	56	3.83%	20-dec-16
BBVA SUBORDINATED CAPITAL, S.A.U
may-05	EUR	484	497	497	4.38%	23-may-17
october-05	EUR	150	150	150	5.69%	13-oct-20
october-05	EUR	250	250	250	5.34%	20-oct-17
october-06	EUR	1,000	1,000	1,000	5.24%	24-oct-16
april-07	EUR	750	750	—	5.51%	03-apr-17
april-07	EUR	100	100	—	4.47%	04-apr-22
may-08	EUR	50	—	—	4.75%	19-may-23
july-08	EUR	20	—	—	6.11%	22-jul-18
BBVA BANCOMER, S.A. de C.V.
may-07	EUR	610	596	—	4.80%	17-may-17
ALTURA MARKETS A.V., S.A.
november-07	EUR	3	3	—	5.90%	29-nov-17
ISSUES IN FOREIGN CURRENCIES
BBVA PUERTO RICO, S.A.
september-04	USD	36	34	38	4.20%	23-sep-14
september-06	USD	27	25	28	5.76%	29-sep-16
september-06	USD	22	21	23	2.02%	29-sep-16
BBVA GLOBAL FINANCE, LTD.
december-95	USD	144	136	152	7.00%	01-dec-25
december-95	USD		—	—	—	09-may-06
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE	CLP	287	283	276	Various	Various

					Prevailing
					Interest Rate	Maturity
Issuer	Currency	2008	2007	2006	December 08	Date
	Millions of euros

BBVA BANCOMER, S.A. de C.V.
november-98		—	—	—	—	28-sep-06
july-05	USD	360	340	377	5.38%	22-jul-15
september-06	MXN	130	156	174	8.23%	18-sep-14
may-07	USD	360	340	—	6.01%	17-may-22
july-08	MXN	62	—	—	9.35%	16-jul-18
october-08	MXN	156	—	—	9.38%	24-sep-18
december-08	MXN	1	—	—	9.74%	26-nov-20
december-08	MXN	142	—	—	9.74%	26-nov-20
BBVA CAPITAL FUNDING, LTD.
october-95	JPY	79	60	64	6.00%	26-oct-15
february-96	USD	—	—	—	—	14-feb-06
november-96	USD	—	—	—	—	27-nov-06
BBVA BANCOMER CAPITAL TRUST, INC.
february-01	USD	—	—	—	—	16-feb-11
LNB CAPITAL TRUST I
november-01	USD	—	—	—	—	08-dic-31
LNB STATUTORY TRUST I
december-01	USD	—	—	—	—	18-dic-31
BBVA SUBORDINATED CAPITAL, S.A.U
october-05	JPY	159	122	127	2.75%	22-oct-35
october-05	GBP	315	409	447	6.28%	21-oct-15
march-06	GBP	315	409	447	5.00%	31-mar-16
march-07	GBP	262	343	—	5.75%	11-mar-18
RIVERWAY HOLDING CAPITAL TRUST I
march-01	USD	7	7	9	10.18%	08-jun-31
TEXAS REGIONAL STATUTORY TRUST I
july-01	USD	—	—	4	9.30%	25-jul-31
february-04	USD	36	34	38	7.84%	17-mar-34
COMPASS BANCSHARES INC
july-01	USD	—	2	—	10.18%	31-jul-31
STATE NATIONAL CAPITAL TRUST I
july-03	USD	11	10	—	5.23%	30-sep-33
STATE NATIONAL STATUTORY TRUST II
march-04	USD	7	7	—	4.66%	17-mar-34
TEXASBANC CAPITAL TRUST I
july-04	USD	18	17	—	6.43%	23-jul-34
COMPASS BANK
august-99	USD	128	124	—	8.10%	15-agu-09
april-99	USD	72	69	—	6.45%	01-may-09
march-05	USD	201	188	—	5.50%	01-apr-20
march-06	USD	186	175	—	5.90%	01-apr-26
sep-07	USD	250	236	—	6.40%	01-oct-17
BBVA COLOMBIA, S.A.
august-06	COP	128	135	136	13.33%	28-agu-11
BBVA PARAGUAY, S.A.
Various	PYG	2	—	—	Various	Various
Various	USD	6	—	—	Various	Various

					Prevailing
					Interest Rate	Maturity
Issuer	Currency	2008	2007	2006	December 08	Date
	Millions of euros

BANCO CONTINENTAL, S.A.
december-06	USD	22	20	—	4.35%	15-feb-17
may-07	PEN	9	9	—	5.85%	07-may-22
may-07	USD	14	14	—	6.00%	14-may-27
june-07	PEN	14	12	—	3.72%	18-jun-32
september-07	USD	14	14	—	3.65%	24-sep-17
november-07	PEN	12	11	—	3.56%	19-nov-32
february-08	USD	14	—	—	6.46%	28-feb-28
june-08	USD	22	—	—	5.30%	15-jun-18
july-08	PEN	11	—	—	3.06%	08-jul-23
september-08	PEN	12	—	—	3.09%	09-sep-23
november-08	USD	14	—	—	4.47%	15-feb-19
december-08	PEN	7	—	—	4.19%	15-dec-33

TOTAL		10,785	10,834	9,385

APPENDIX X. Consolidated income statements of first half of 2008 and 2007 and second half of 2008 and 2007.

	Six Months Ended	Six Months Ended
	December 31, 2008	December 31, 2007
	Millions of euros

INTEREST AND SIMILAR INCOME	15,622	14,297

INTEREST EXPENSE AND SIMILAR CHARGES	(9,491)	(9,167)

REMUNERACION DE CAPITAL REEMBOLSABLE A LA VISTA	6,131	5,130

NET INTEREST INCOME	206	150

DIVIDEND INCOME	2,762	2,883

FEE AND COMMISSION INCOME	(518)	(530)

FEE AND COMMISSION EXPENSES	310	622

NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	89	181

NET EXCHANGE DIFFERENCES	1,628	1,787

OTHER OPERATING INCOME

OTHER OPERATING EXPENSES	(1,375)	(1,535)

GROSS INCOME	9,352	8,826

ADMINISTRATION COSTS	(3,940)	(3,708)

Personnel expenses	(2,373)	(2,268)

General and administrative expenses	(1,567)	(1,440)

DEPRECIATION AND AMORTIZATION	(361)	(330)

PROVISIONS (NET)	(819)	(55)

IMPAIRMENT ON FINANCIAL ASSETS(NET)	(1,776)	(1,033)

NET OPERATING INCOME	2,455	3,700

IMPAIRMENT ON OTHER ASSETS (NET)	(39)	(11)

GAINS (LOSSES) IN WRITTEN OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	51	9

NEGATIVE GOODWILL	—	—

GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	(31)	96

INCOME BEFORE TAX	2,436	3,794

TAX EXPENSE (INCOME)	(328)	(902)

INCOME FROM CONTINUED OPERATIONS	2,108	2,891

INCOME FROM DISCONTINUED OPERATIONS (NET)	—	—

NET INCOME	2,108	2,891

X-1

Exhibit
Number	Description

1.1	Amended and Restated Bylaws (Estatutos) of the Registrant*.
4.1	Plan of Merger between Banco Bilbao Vizcaya, S.A. and Argentaria, Caja Postal y Banco Hipotecario, S.A.**
4.2	Master Agreement of Strategic Alliance between Telefónica and BBVA, together with an English translation.***
4.3	Transaction Agreement by and between Banco Bilbao Vizcaya Argentaria, S.A. and Compass Bancshares, Inc. dated as of February 16, 2007.****
8.1	Consolidated Companies Composing Registrant (see Appendix I to XI to our Consolidated Financial Statements included herein).
12.1	Section 302 Chairman and Chief Executive Officer Certification.
12.2	Section 302 President and Chief Operating Officer Certification.
12.3	Section 302 Chief Accounting Officer Certification.
13.1	Section 906 Certification.
15.1	Consent of Independent Registered Public Accounting Firm

*	Incorporated by reference to BBVA’s Registration Statement on Form F-3 (File No. 333-144784) filed with the Securities and Exchange Commission on July 18, 2008.

**	Incorporated by reference to BBVA’s Registration Statement on Form F-4 (File No. 333-11090) filed with the Securities and Exchange Commission on November 4, 1999.

***	Incorporated by reference to BBVA’s 1999 Annual Report on Form 20-F.

****	Incorporated by reference to BBVA’s 2006 Annual Report on Form 20-F.