Form 20-F
period 2009-12-31
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
filed 2010-03-29
CIK 842180

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

None

The number of outstanding shares of each class of stock of the Registrant as of December 31, 2009, was:

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

Yes  ☑          No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐          No  ☐

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

Yes  ☐          No  ☑

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•	“BBVA”, “Bank”, the “Company” or “Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Bancomer” means Bancomer S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBVA Compass” means Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2009, 2008 and 2007 prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004.

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA. In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this Annual Report, including, without limitation, the information under:

•	“Item 3. Key Information — Risk Factors”;

•	“Item 4. Information on the Company”;

•	“Item 5. Operating and Financial Review and Prospects”; and

•	“Item 11. Quantitative and Qualitative Disclosures about Market Risk”

identifies important factors that could cause such differences.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including taxes;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States, Mexico and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, Mexico and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

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

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles

Under Regulation (EC) no.1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”), which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption by the European Union of EU-IFRS.

On November 26, 2008, the Bank of Spain issued Circular 6/2008 (“Circular 6/2008”), modifying the presentation format for consolidated financial statements from the format stipulated in Circular 4/2004. Unless otherwise indicated herein, as used hereafter, “Circular 4/2004” refers to Circular 4/2004 as amended or supplemented from time to time, including by Circular 6/2008. The Group prepares its consolidated annual financial information in accordance with EU-IFRS required to be applied under Circular 4/2004.

As we describe in Note 2.2.1.b to the Consolidated Financial Statements, a loan is considered to be an impaired loan and, therefore, its carrying amount is adjusted to reflect the effect of its impairment when there is objective evidence that events have occurred which, in the case of loans, give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged. The potential impairment of these assets is determined individually or collectively. The quantification of impairment losses is determined on a collective basis in the following two cases:

•	Assets classified as impaired for customers in which the amount of their operations is less than €1 million.

•	An asset portfolio not currently impaired but which presents an inherent loss, as described in more detail below.

Inherent loss, calculated using statistical procedures, is deemed equivalent to the portion of losses incurred on the date that the accompanying consolidated financial statements are prepared that has yet to be allocated to specific transactions.

The Group estimates collective inherent loss of credit risk corresponding to operations realized by Spanish financial entities of the Group (approximately 67% of the loans and receivables of the Group as of December 31, 2009) using the parameters set by Annex IX of Circular 4/2004 on the basis of its experience and the Spanish banking sector information regarding the quantification of impairment losses and provisions for insolvencies for credit risk.

Notwithstanding the above, the Group has historic statistical data which it used in its internal ratings models (“IRBs”) that were approved by the Bank of Spain for some portfolios in 2009, albeit only for the purpose of estimating regulatory capital under the new Basel Accord (BIS II). It uses these internal models to calculate the economic capital required in its activities and uses the expected loss concept to quantify the cost of credit risk for incorporation in its calculation of the risk-adjusted return on capital of its operations.

To estimate the collective loss of credit risk corresponding to operations with non-Spanish residents registered in foreign subsidiaries of the Group, the Group applies similar methods and criteria, using the Bank of Spain’s parameters but adapting the default calendars to the particular circumstances of the country. Additionally, in Mexico for consumer loans, credit cards and mortgages portfolios, as well as for credit investment maintained by the Group in the United States (which in the aggregate represent approximately 14% of the loans and receivables of the Group as of December 31, 2009), internal models are used to calculate impairment losses based on the historical experience of the Group. In both of these cases, the provisions required under Circular 4/2004 standards fall within the range of provisions calculated using the Group’s internal ratings models.

For 2007, the provisions required under Bank of Spain’s EU-IFRS required to be applied under Circular 4/2004 standards represented the outermost range of acceptable estimates which were calculated using our historical experience. Therefore, those provisions did not represent the best estimate of allowance for loan losses under U.S. GAAP, which provided a more moderate estimate within the acceptable range. As a consequence, there was an adjustment in the reconciliation to U.S. GAAP in order to reflect in net income the reversal of the difference of estimates of the provisions recorded under both GAAPs in each year and in stockholders’ equity the differences of estimates of the accumulated allowance for loan losses under both GAAPs.

For the years ended December 31, 2009 and 2008, there are no substantial differences in the calculations made under both EU-IFRS required to be applied under Circular 4/2004 and U.S. GAAP because the allowance for loan losses for such years calculated under EU-IFRS required to be applied under Circular 4/2004 are similar to the best estimates of allowance for loan losses under U.S. GAAP, which is the central scenario determined using internal risk models based on our historical experience. We included an adjustment in the reconciliation of net income for 2008, and thereinafter, following such adjustment, the amounts of the allowance for loan losses estimated under both GAAPs were similar

Note 60 to our Consolidated Financial Statements provides additional information about this reconciliation.

Statistical and Financial Information

The following principles should be noted in reviewing the statistical and financial information contained herein:

•	Average balances, when used, are based on the beginning and the month-end balances during each year. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	The book value of BBVA’s ordinary shares held by its consolidated subsidiaries has been deducted from equity.

•	Unless otherwise stated, any reference to loans refers to both loans and leases.

•	Interest income figures include interest income on non-accruing loans to the extent that cash payments have been received in the period in which they are due.

•	Financial information with respect to subsidiaries may not reflect consolidation adjustments.

•	Certain numerical information in this Annual Report may not sum due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not Applicable.

B.	Advisers

Not Applicable.

C.	Auditors

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Consolidated Financial Data

The historical financial information set forth below has been selected from, and should be read together with, the Consolidated Financial Statements included herein. For information concerning the preparation and presentation of financial information contained herein, see “Presentation of Financial Information”. Also see Note 60 of the Consolidated Financial Statements for a presentation of our stockholders’ equity and net income reconciled to U.S. GAAP.

	Year Ended December 31,
EU-IFRS(*)	2009	2008	2007	2006	2005
	(In millions of euros, except per share/ADS data (in euros) or as otherwise indicated)

Consolidated Income Statement data
Interest and similar income	23,775	30,404	26,176	20,042	16,584
Interest and similar expense	(9,893)	(18,718)	(16,548)	(11,904)	(9,500)

Net interest income	13,882	11,686	9,628	8,138	7,084
Dividend income	443	447	348	380	295
Share of profit or loss of entities accounted for using the equity method	120	293	241	308	121
Fee and commission income	5,305	5,539	5,603	5,133	4,681
Fee and commission expenses	(875)	(1,012)	(1,043)	(943)	(849)
Net gains (losses) on financial assets and liabilities	892	1,328	1,545	1,261	885
Net exchange differences	652	231	411	376	290
Other operating income	3,400	3,559	3,589	3,413	3,812
Other operating expenses	(3,153)	(3,093)	(3,051)	(2,923)	(3,510)

Gross income	20,666	18,978	17,271	15,143	12,810
Administration costs(**)	(7,662)	(7,756)	(7,253)	(6,330)	(5,763)
Depreciation and amortization	(697)	(699)	(577)	(472)	(449)
Provisions (net)	(458)	(1,431)	(235)	(1,338)	(454)
Impairment losses on financial assets (net)	(5,473)	(2,941)	(1,903)	(1,457)	(821)

Net operating income	6,376	6,151	7,303	5,545	5,323
Impairment losses on other assets (net)	(1,618)	(45)	(13)	(12)	—
Gains (losses) on derecognized assets not classified as non-current assets held for sale	20	72	13	956	51
Negative goodwill	99	—	—	—	—
Gains (losses) in non-current assets held for sale not classified as discontinued operations	859	748	1,191	541	217

Income before tax	5,736	6,926	8,494	7,030	5,592
Income tax	(1,141)	(1,541)	(2,079)	(2,059)	(1,521)

Income from continuing transactions	4,595	5,385	6,415	4,971	4,071
Income from discontinued transactions (net)	—	—	—	—	—

Net income	4,595	5,385	6,415	4,971	4,071
Net income attributed to parent company	4,210	5,020	6,126	4,736	3,806
Net income attributed to non-controlling interest	385	365	289	235	264

Per share/ADS(1) Data
Net operating income(2)	1.71	1.66	2.03	1.63	2.68
Numbers of shares outstanding (at period end)	3,747,969,121	3,747,969,121	3,747,969,121	3,551,969,121	3,390,852,043
Net income attributed to the parent company(2)	1.12	1.35	1.70	1.39	1.12
Dividends declared	0.420	0.501	0.733	0.637	0.531

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(**)	Also referred to as Administrative costs or expenses.

(1)	Each American Depositary Share (“ADS” or “ADSs”) represents the right to receive one ordinary share.

(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period (3,719 million, 3,706 million, 3,594 million, 3,406 million and 3,391 million shares in 2009, 2008, 2007, 2006 and 2005, respectively).

	At and for Year Ended December, 31
EU-IFRS(*)	2009	2008	2007	2006	2005
		(In millions of euros, except %)

Consolidated balance sheet data
Total assets	535,065	542,650	501,726	411,663	392,389
Common stock	1,837	1,837	1,837	1,740	1,662
Loans and receivables (net)	346,117	369,494	337,765	279,658	249,397
Customers deposits	254,183	255,236	219,610	186,749	183,375
Debt certificates and subordinated liabilities	117,817	121,144	117,909	100,079	76,565
Total Equity	30,763	26,705	27,943	22,318	17,302
Consolidated ratios
Profitability ratios:
Net interest income(1)	2.56%	2.26%	2.09%	2.06%	1.68%
Return on average total assets(2)	0.85%	1.04%	1.39%	1.26%	1.12%
Return on average equity(3)	16.0%	21.5%	34.2%	37.6%	37.0%
Credit quality data
Loan loss reserve(4)	8,805	7,505	7,144	6,424	5,589
Loan loss reserve as a percentage of total loans and receivables (net)	2.54%	2.03%	2.12%	2.30%	2.24%
Substandard loans(5)	15,312	8,540	3,366	2,500	2,347
Substandard loans as a percentage of total loans and receivables (net)(5)	4.42%	2.31%	1.00%	0.89%	0.94%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	Represents net interest income as a percentage of average total assets.

(2)	Represents net income as a percentage of average total assets.

(3)	Represents net income attributed to parent company as a percentage of average equity.

(4)	Includes loan loss reserve and contingent liabilities reserve.

(5)	As of December 31, 2009, 2008 and 2007, non-performing assets, which include substandard loans and other non-performing assets, amounted to €15,928 million, €8,859 million and €3,418 million, respectively. As of December 31, 2009, 2008 and 2007, the non-performing assets ratios (which we define as substandard loans and other non-performing assets divided by loans and advances to customers and contingent liabilities) were 4.3%, 2.3% and 0.9%, respectively.

	At and for Year Ended December 31,
U.S. GAAP Information(*)	2009	2008	2007	2006	2005
	(In millions of euros, except per share/ADS data
	(in euros) or as otherwise indicated)

Consolidates Statement of income data
Net income(1)	4,210	4,435	5,698	5,212	2,346
Net income attributed to parent company	3,825	4,070	5,409	4,972	2,018
Net income attributed to the non controlling interest	385	365	289	240	329
Basic earnings per share/ADS(2)(3)	1.028	1.098	1.505	1.460	0.595
Diluted earnings per share/ADS(2)(3)	1.022	1.098	1.505	1.460	0.595
Dividends per share/ADS (in dollars)(2)(3)(4)	0.586	0.652	1.011	0.807	0.658
Consolidated Balance sheet data
Total assets	544,098	549,574	510,569	420,971	401,799
Total equity	37,467	33,630	36,076	31,229	26,346
Basic shareholders’ equity per share/ADS(2)(3)	9.73	8.84	9.85	8.94	7.48
Diluted shareholders’ equity per share/ADS(2)(3)	9.73	8.84	9.85	8.94	7.48

(*)	In 2009, BBVA is availing itself of the accommodation in Item 17(c)(2)(iv) of Form 20-F with respect to the application of IAS 21 for highly inflationary economies (Venezuela). Therefore, this reconciliation has been prepared in accordance with Item 18 of Form 20-F which is different from that required by US GAAP. See Note 60 to our Consolidated Financial Statements for additional information.

(1)	Includes “Net income attributed to parent company” and “Net income attributed to non controlling interest”.

(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period.

(3)	Each ADS represents the right to receive one ordinary share.

(4)	Dividends per share/ADS are converted into dollars at the average exchange rate for the relevant period, calculated based on the average of the noon buying rates for euro from the Federal Reserve Bank of New York on the last date in respect of which such information is published of each month during the relevant period.

Exchange Rates

Spain’s currency is the euro. Unless otherwise indicated, the amounts that have been converted to euro in this Annual Report have been done so at the corresponding exchange rate published by the ECB on December 31 of the relevant year.

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

Year Ended December 31	Average(1)

2005	1.2400
2006	1.2661
2007	1.3797
2008	1.4695
2009	1.3955
2010 (through March 19, 2010)	1.3687

(1)	The average of the noon buying rates for the euro on the last published date in respect of which such information is in each month during the relevant period.

Month Ended	High	Low

June 30, 2009	1.4270	1.3784
July 31, 2009	1.4279	1.3852
August 31, 2009	1.4416	1.4075
September 30, 2009	1.4795	1.4235
October 31, 2009	1.5029	1.4532
November 30, 2009	1.5085	1.4658
December 31, 2009	1.5100	1.4243
January 31, 2010	1.4536	1.3870
February 28, 2010	1.3955	1.3476
March 31, 2010 (through March 19, 2010)	1.3758	1.3516

The noon buying rate for euro from the Federal Reserve Bank of New York, expressed in dollars per €1.00, on March 19, 2010, was $1.3530.

As of December 31, 2009, approximately 33% of our assets and approximately 44% of our liabilities were denominated in currencies other than euro. See Note 2.2.16 to our Consolidated Financial Statements.

For a discussion of our foreign currency exposure, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Market Risk in Non-Trading Activities in 2009 — Structural Exchange Rate Risk”.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Relating to Us

Since our loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on our financial condition.

We have historically developed our lending business in Spain, which continues to be our main place of business. As of December 31, 2009, business activity in Spain accounted for 61% of our loan portfolio. See “Item 4. Information on the Company — Selected Statistical Information — Loans and Advances to Customer — Loans by Geographic Area”. After rapid economic growth of 3.9% and 3.7% in 2006 and 2007, respectively, Spanish gross domestic product grew by 0.9% in 2008 and contracted by 3.8% in 2009. Our Economic Research Department estimates that the Spanish economy, in terms of gross domestic product, will contract by a further 1.2% in 2010. As a result of this continued contraction, it is expected that economic conditions and employment in Spain will continue to deteriorate in 2010. Growth forecasts for the Spanish economy could be further revised downwards due to lower domestic demand and the continued impact of the financial crisis. The Spanish economy has also been affected by the slowdown in global growth and is particularly sensitive to economic conditions in the rest of the Euro area, the primary market for Spanish goods and services exports. In addition, the effects of the financial crisis have been particularly pronounced in Spain given Spain’s heightened need for foreign financing as reflected by its high current account and public deficits. Real or perceived difficulties in making the payments associated with these deficits can further damage Spain’s economic situation and increase the costs of financing its public deficit. Moreover, there are two weaknesses of the Spanish economy that may interfere with our business. First, the adjustment in the real estate sector, which we expect will continue in the coming years. Second, the slow restructuring process of the Spanish financial system that is underway. This process is distorting competition in some market segments, like the deposits markets.

Our loan portfolio in Spain has been adversely affected by the deterioration of the Spanish economy in 2009 and 2008. For example, substandard loans to other resident sectors in Spain increased in 2009 and 2008 mainly due to the sharp increase in substandard mortgage loans to €3,651 million as of December 31, 2009 from €2,033 million as of December 31, 2008 and €421 million as of December 31, 2007. Substandard loans to real estate and construction customers in Spain also increased substantially in 2009 and 2008 to account for 15.4% and 5.6% of loans in such category as of December 31, 2009 and 2008, respectively. Our total substandard loans to customers in Spain jumped to €11,134 million as of December 31, 2009 from €5,700 million as of December 31, 2008 and €1,590 million as of December 31, 2007, principally due to an increase in substandard loans to customers in Spain generally as a result of the deterioration in the macroeconomic environment. As a result of the increase in total substandard loans to customers in Spain described above, our total substandard loans to customers in Spain as a percentage of total loans and receivables to customers in Spain increased sharply to 5.5% and 2.7% as of December 31, 2009 and 2008, respectively, from 0.8% as of December 31, 2007. Our loan loss reserves to customers in Spain as a percentage of substandard loans to customers in Spain as of December 31, 2009 and 2008 also declined significantly to 34% and 66%, respectively, from 214% as of December 31, 2007.

Given the concentration of our loan portfolio in Spain, any adverse changes affecting the Spanish economy are likely to have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, results of operations and cash flows

A substantial percentage of our customer base is particularly sensitive to adverse developments in the economy, which renders our lending activities relatively riskier than if we lent primarily to higher-income customer segments.

Medium- and small-sized companies and middle- and lower- middle- income individuals typically have less financial strength than large companies and high-income individuals and, accordingly, can be expected to be more negatively affected by adverse developments in the economy. As a result, it is generally accepted that lending to these segments of our existing and targeted customer base represents a relatively higher degree of risk than lending to other groups.

A substantial portion of our loan portfolio consists of residential mortgages and consumer loans to middle- and lower middle-income customers and commercial loans to medium- and small-sized companies. Consequently, during periods of slowdown in economic activity we may experience higher levels of past due amounts, which could result in higher levels of allowance for loan losses. We cannot assure you that we will not suffer substantial adverse effects on our loan portfolio to these customer segments in the event of additional adverse developments in the economy.

Increased exposure to real estate in Spain makes us more vulnerable to developments in this market.

In the years prior to 2008, economic growth, strong labor markets and low interest rates in Spain caused an increase in the demand for housing, which resulted in an increase in demand for mortgage loans. This increased demand and the widespread availability of mortgage loans affected housing prices, which rose significantly. After this buoyant period, demand began to adjust in mid-2006. Since the last quarter of 2008, the supply of new homes has been adjusting sharply downward in the residential market in Spain, but a significant excess of unsold homes still exists in the market. In 2010, we expect housing supply and demand to adjust further, in particular if current adverse economic conditions continue. As Spanish residential mortgages are one of our main assets, comprising 31%, 25% and 26% of our loan portfolio as of December 31, 2009, 2008 and 2007, respectively, we are currently highly exposed to developments in the residential real estate market in Spain. We expect the current problems in the financial markets and the deterioration of economic conditions in Spain to continue in the near future. As a result, we expect housing prices in Spain to decline further in 2010, which along with other adverse changes in the Spanish real estate sector could have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, results of operations and cash flows.

Highly-indebted households and corporations could endanger our asset quality and future revenues.

Spanish households and businesses have reached, in recent years, a high level of indebtedness, which represents increased risk for the Spanish banking system. The high proportion of loans referenced to variable interest rates makes debt service on such loans more vulnerable to changes in interest rates than in the past. In fact, the average debt burden of Spanish households as a proportion of disposable income has increased substantially from approximately 12% at the end of 2003 to approximately 16% at the end of 2008, before moderating slightly to approximately 14% at the end of 2009. Similarly, the debt burden of Spanish corporations has increased from approximately 16% at the end of 2004 to 29% at the end of 2008, according to the Bank of Spain, before moderating slightly to approximately 26% according to our estimation for 2009. Highly indebted households and businesses are less likely to be able to service debt obligations as a result of adverse economic events, which could have an adverse affect on our loan portfolio and, as a result, on our financial condition and results of operations. In addition, the increase in households’ and businesses’ indebtedness also limits their ability to incur additional debt, decreasing the number of new products we may otherwise be able to sell them and limiting our ability to attract new customers in Spain satisfying our credit standards, which could have an adverse effect on our ability to achieve our growth plans.

Current economic conditions may make it more difficult for us to continue funding our business on favorable terms or at all.

Historically, one of our principal sources of funds has been savings and demand deposits. Time deposits represented 31%, 36% and 27% of our total funding as of December 31, 2009, 2008 and 2007, respectively. Large-denomination time deposits may, under some circumstances, such as during periods of significant interest rate-based competition for these types of deposits, be a less stable source of deposits than savings and demand deposits. The financial crisis triggered by the U.S. subprime market has turned out to be deeper and more persistent than expected. A global economic recovery is subject to significant uncertainty, and there are limited or no signs of recovery in some countries and areas of the economy. In response to the financial crisis, governments around the world implemented ambitious fiscal expansion programs during 2008 and the first half of 2009, trying to limit economic deterioration and boost their economies. However, concerns expressed during 2009 over the effectiveness of fiscal stimulus programs have given way to concerns over the sustainability of public deficits, and governments have announced plans to begin removing the extraordinary fiscal and monetary measures implemented to confront the financial crisis. As public sources of liquidity, such as ECB extraordinary measures, and expansionary economic policies are removed from the market, we cannot assure you that we will be able to continue funding our business or, if so, maintain our current levels of funding without incurring higher funding costs or having to liquidate certain of our assets.

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

Our results of operations are substantially dependent upon the level of our net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Interest rates are highly sensitive to many factors beyond our control, including deregulation of the financial sectors in the markets in which we operate, monetary policies pursued by the EU and national governments, domestic and international economic and political conditions and other factors. In Spain, competition distortions in the term deposits market have intensified, and this situation is expected to continue due to the liquidity needs of certain financial institutions, which are offering high interest rates to attract additional deposits.

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

Since approximately 75% of our loan portfolio as of December 31, 2009 consisted of variable interest rate loans maturing in more than one year, our business is particularly vulnerable to volatility in interest rates.

Our financial statements and periodic disclosure under securities laws may not give you the same information as financial statements prepared under U.S. accounting rules and periodic disclosures provided by domestic U.S. issuers.

Publicly available information about public companies in Spain is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States. In addition, although we are subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934 (the “Exchange Act”), the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Finally, we maintain our financial accounts and records and prepare our financial statements in conformity EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which differs in certain respects from U.S. GAAP, the financial reporting standard to which many investors in the United States may be more accustomed. See Note 60 of the Consolidated Financial Statements for the presentation of our stockholders’ equity and net income reconciled to U.S. GAAP.

We have a substantial amount of commitments with personnel considered wholly unfunded due to the absence of qualifying plan assets.

Our commitments with personnel which are considered to be wholly unfunded are recognized under the heading “Provisions — Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets. These amounts include “Post-employment benefits”, “Early Retirements” and “Post-employment welfare benefits”, which amounted to €2,536 million, €3,309 million and €401 million, respectively, as of December 31, 2009 (€2,638 million, €3,437 million and €284 million, respectively, as of December 31, 2008, and €2,683 million, €2,950 million and €300 million, respectively, as of December 31, 2007). These amounts are considered wholly unfunded due to the absence of qualifying plan assets.

We face liquidity risk in connection with our ability to make payments on these unfunded amounts which we seek to mitigate, with respect to “Post-employment benefits”, by maintaining insurance contracts which were contracted with insurance companies owned by the Group. The insurance companies have recorded in their balance sheets specific assets (fixed interest deposit and bonds) assigned to the funding of these commitments. The insurance companies also manage derivatives (primarily swaps) to mitigate the interest rate risk in connection with the payments of these commitments. We seek to mitigate liquidity risk with respect to “Early Retirements” and “Post-employment welfare benefits” through oversight by the Group’s Assets and Liabilities Committee (“ALCO”). The Group’s ALCO manages a specific asset portfolio to mitigate the liquidity risk regarding the payments of these commitments. These assets are government and cover bonds (AAA/AA rated) which are issued at fixed interest rates with maturities matching the aforementioned commitments. The Group’s ALCO also manages derivatives (primarily swaps) to mitigate the interest rate risk in connection with the payments of these commitments. Should we fail to adequately manage liquidity risk and interest rate risk either as described above or otherwise, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Relating to Latin America

Events in Mexico could adversely affect our operations.

We are substantially dependant on our Mexican operations, with approximately 32% and 39% of our net income attributed to parent company in 2009 and 2008, respectively, being generated in Mexico. We face several types of risks in Mexico which could adversely affect our banking operations in Mexico or the Group as a whole. Given the internationalization of the financial crisis, the Mexican economy felt the effects of the global financial crisis and the adjustment process that was underway is accelerating. This process has intensified since the end of the third quarter of 2008 and we expect it to continue at least during the first half of 2010 through a lower growth rate in production and employment. The initial effects are in manufacturing and in those areas with a greater degree of exposure to the international environment, although internal demand is also showing clear signs of moderation. In 2010 we expect that macro economic recovery will only be maintained if there is a sustained US recovery resulting in higher exports and foreign investment. Domestic demand will not recover unless there is a gradual recovery of confidence and employment, interest rates remain low and a expansionary fiscal policy is in place. We cannot rule out the possibility that in a more unfavorable environment for the global economy, and particularly in United States or otherwise growth in Mexico will be negative in 2010.

Beginning in 2008 and through 2009, our mortgage and especially our consumer loan portfolio in Mexico started showing higher delinquency rates. If there is a persistent increase in unemployment rates, which could arise if there is a more pronounced or prolonged slowdown in the United States, it is likely that such rates will further increase. In addition, although the Bank of Mexico (“Banxico”) is expected to maintain its current monetary stance throughout 2010, any tightening of monetary policy could make it more difficult for new customers of our mortgage and consumer loan products in Mexico to service their debts, which could have a material adverse effect on the business, financial condition, cash flows and results of operations of our Mexican subsidiary or the Group as a whole. In addition, price regulation and competition could squeeze the profitability of our Mexican subsidiary. For example, in order to increase competition and to deepen credit, Mexican financial regulators could elect to introduce price distortions not linked to the true risk premium. If this were to occur, the market share of our Mexican subsidiary could decrease given its risk management standards.

Finally, political instability or social unrest could weigh on the economic outlook, which could increase economic uncertainty and capital outflows. Additionally, if the approval of certain structural reforms is delayed, this could make it more difficult to reach potential growth rates in the Mexican economy.

Any of these risks or other adverse developments in laws, regulations, public policies or otherwise in Mexico may adversely affect the business, financial condition, operating results and cash flows of our Mexican subsidiary or the Group as a whole.

Our Latin American subsidiaries’ growth, asset quality and profitability may be affected by volatile macroeconomic conditions, including significant inflation and government default on public debt, in the Latin American countries where they operate.

The Latin American countries in which we operate have experienced significant economic volatility in recent decades, characterized by recessions, foreign exchange crises and significant inflation. This volatility has resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. Negative and fluctuating economic conditions, such as a changing interest rate environment, also affect our profitability by causing lending margins to decrease and leading to decreased demand for higher-margin products and services. In addition, significant inflation can negatively affect our results of operations as was the case in the year ended December 31, 2009, when as a result of the characterization of Venezuela as a hyperinflationary economy, we recorded a €90 million decrease in our net income attributed to parent company.

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

Financial and securities markets in Latin American countries in which we operate, are, to varying degrees, influenced by economic and market conditions in other countries in Latin America and beyond. Negative developments in the economy or securities markets in one country may have a negative impact on other emerging market economies. These developments may adversely affect the business, financial condition, operating results and cash flows of our subsidiaries in Latin America. These economies are also vulnerable to conditions in global financial markets and especially to commodities price fluctuations, and these vulnerabilities usually reflect adversely in financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. For example, at the beginning of the financial crisis these economies were hit by a simultaneous drop in commodity export prices, a collapse in demand for non-commodity exports and a sudden halting of foreign bank loans. Even though most of these countries withstood the triple shock rather well, with limited damage to their financial sectors, we have seen non performing loan ratios rise as well as contraction in bank deposits and loans. As a global economic recovery remains fragile, there are risks of a relapse. If the global financial crisis continues and, in particular, if the effects on the Chinese and U.S. economies intensify the business, financial condition, operating results and cash flows of our subsidiaries in Latin America are likely to be materially adversely affected.

We are exposed to foreign exchange and, in some instances, political risks as well as other risks in the Latin American countries in which we operate, which could cause an adverse impact on our business, financial condition, results of operations.

We operate commercial banks in ten Latin American countries and our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We are confronted with different legal and regulatory requirements in many of the jurisdictions in which we operate. These include, but are not limited to, different tax regimes and laws relating to the repatriation of funds or nationalization of assets. Our international operations may also expose us to risks and challenges which our local competitors may not be required to face, such as exchange rate risk, difficulty in managing a local entity from abroad, and political risk which may be particular to foreign investors. For example, on January 8, 2010, the Venezuelan monetary authorities decided to devalue the bolivar fuerte by 50% from a fixed exchange rate of 2.15 per U.S. dollar since its creation to 4.30 per U.S. dollar. Our presence in Latin American markets also requires us to respond to rapid changes in market conditions in these countries. We cannot assure you that we will continue to succeed in developing and implementing policies and strategies that are effective in each country in which we operate or that any of the foregoing factors will not have a material adverse effect on our business, financial condition and results of operations.

We are also a major player in the private pension sector in place in most of these countries and are, therefore, affected by changes in the value of pension fund portfolios under management, as well as general financial conditions and the evolution of wages and employment. For example, most pension fund management companies (“AFPs” for their Spanish acronym) posted negative results in 2008 as a consequence of the fall in the value of their portfolios, since in several countries they have to keep reserves invested in the same portfolios.

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

Changes in regulations that are beyond our control may have a material effect on our business and operations, particularly in Venezuela and Argentina. In addition, since some of the banking laws and regulations have been recently adopted, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. No assurance can be given that laws or regulations will be enforced or interpreted in a manner that will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

Private pension management companies are heavily regulated and are exposed to major risks concerning changes in those regulations in areas such as reserve requirements, fees and competitive conditions. They are also exposed to political risks. For example, at the end of 2008 the government of Argentina passed a law transferring pension funds, including those managed by our subsidiary in Argentina, from private managers to the government entity managing the remainder of the formerly public pension system.

Risks Relating to Other Countries

Our strategic growth in Asia exposes us to increased regulatory, economic and geopolitical risk relating to emerging markets in the region, particularly in China.

In 2008 and 2009, we further increased our ownership interest in members of the CITIC Group, a Chinese banking group, by increasing our stake in CITIC International Financial Holdings Ltd (“CIFH”) to 29.7% and China CITIC Bank (“CNCB”) to 10.07%. CIFH is a banking entity headquartered in Hong Kong and CNCB is a banking entity headquartered in China. On December 3, 2009, we announced the exercise of the option to purchase 1,924,343,862 additional shares of CNCB. After the exercise of this option, which we expect will become effective in April 2010, our stake in CNCB will increase to 15%. See “Item 4. Information on the Company — Business Overview — Wholesale Banking and Asset Management”.

As a result of our expansion into Asia, we are exposed to increased risks relating to emerging markets in the region, particularly in China. The Chinese government has exercised, and continues to exercise, significant influence over the Chinese economy. Chinese governmental actions concerning the economy and state-owned enterprises could have a significant effect on Chinese private sector entities in general, and on CIFH or CNCB in particular.

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

Our expansion in the United States makes us more vulnerable to developments in this market, particularly the real estate market. During the summer of 2007, the difficulties experienced by the subprime mortgage market triggered a real estate and financial crisis, which has had significant effects on the real economy and which has resulted in significant volatility and uncertainty in markets and economies around the world. As we have acquired entities or assets in the United States, particularly BBVA Compass and certain deposits and liabilities of Guaranty Bank (“Guaranty”), our exposure to the U.S. market has increased. Adverse changes to the U.S. economy in general, and the U.S. real estate market in particular, resulted in our determination to write down goodwill related to our acquisition of BBVA Compass and record additional loan loss provisions in the year ended December 31, 2009 in the aggregate amount of €1,050 million (net of taxes). Similar or worsening economic conditions in the United States could have a material adverse effect on the business, financial condition, results of operations and cash flows of our subsidiary BBVA Compass, or the Group as a whole, and could require us to provide BBVA Compass with additional capital.

Regulatory Risks

Governmental responses to recent market disruptions may be inadequate and may have unintended consequences.

In response to the global financial crisis, legislators and financial regulators have taken a number of steps to stabilize the financial markets. These steps have included various fiscal stimulus programs and the provision of direct and indirect assistance to distressed financial institutions, assistance by banking authorities in arranging acquisitions of weakened banks and broker/dealers, implementation of various programs by regulatory authorities to provide liquidity to various credit markets and temporary prohibitions on short sales of certain financial institution securities. Additional legislative and regulatory measures are under consideration in various countries around the world, including, for example in the United States, where measures with respect to modifications of residential mortgages and an overhaul of the financial regulatory framework are under consideration. In addition to these actions, various regulatory authorities in member states of the European Union and the United States have taken regulatory steps to support financial institutions, to guarantee deposits and to seek to stabilize the financial markets. Premature removal of such support measures as a result of perceived improvement in the financial markets and concerns over the sustainability of public deficits, could result in a prolonged economic downturn and further instability in the financial markets.

In addition, recent regulatory proposals, in the European Union and the United States, point at splitting wholesale and retail activities, increasing minimum capital requirements, establishing a tax for systemic or relevant financial institutions, among other proposals. While these and previous measures are proposed or were taken to support the markets, they may have certain consequences on the global financial system or our businesses, including reducing competition, increasing the general level of uncertainty in the markets or favoring or disfavoring certain lines of business, institutions or depositors. We cannot predict the effect of any regulatory changes resulting from the global financial crisis and any such changes can have a material adverse effect on our business, financial condition, results of operations, cash flow and business plans. Some of the most significant concerns are related to new liquidity standards, an increase of the minimum capital ratio or the regulation of systemic institutions, which may seriously affect our business model.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal name is Banco Bilbao Vizcaya Argentaria, S.A. BBVA’s predecessor bank, (BBV), was incorporated in Spain as a limited liability company (a sociedad anónima or “S.A.”) under the Spanish Corporations Law on October 1, 1988. BBVA is incorporated for an unlimited term. The Company conducts its business under the commercial name “BBVA”. BBVA is registered with the Commercial Registry of Vizcaya (Spain). It has its registered office at Plaza de San Nicolás 4, Bilbao, 48005, Spain, telephone number +34 91 3746201. BBVA’s agent in the U.S. for U.S. federal securities law purposes is José María García Meyer (15 South 20th Street, Birmingham, AL 35233, telephone number + 1(205) 297 -3000 and fax number +1(205) 297-3116).

Capital Expenditures

Our principal investments are financial: subsidiaries and affiliates. The main capital expenditures from 2007 to the date of this Annual Report were the following:

2009

On August 21, 2009, through our subsidiary BBVA Compass, we acquired certain assets and liabilities of Guaranty from the U.S. Federal Deposit Insurance Corporation (the “FDIC”) through a public auction for qualified investors. BBVA Compass acquired assets, mostly loans, for $11,441 million (approximately €8,016 million) and assumed liabilities, mostly customer deposits, for $12,854 million (approximately €9,006 million). These acquired assets and liabilities represented 1.5% and 1.8% of our total assets and liabilities on the acquisition date.

In addition, the purchase included a loss-sharing agreement with the FDIC under which the latter undertook to assume 80% of the losses on up to the first $2,285 million of the loans purchased by us and up to 95% of the losses, if any, on the loans exceeding this amount. This commitment has a maximum term of either five or ten years, depending on the portfolios.

Regarding our strategic investment in Asia, on December 3, 2009 we announced our intention to exercise a call option for a total of 1,924,343,862 shares, amounting to 4.93% of CNCB’s capital. The acquisition price will be approximately €0.56 per share, which means that the total amount of the investment resulting from the exercise of the option will be approximately €1,000 million. Once this option is exercised, which we expect to take place in April 2010, our investment in CNCB’s capital will be 15%.

2008

During 2008, there were no significant changes in the Group, except for the merger of our banking subsidiaries in Texas (Laredo National Bank, Inc., Texas National Bank, Inc., and State National Bank, Inc.) into BBVA Compass.

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

2007

On February 16, 2007, BBVA entered into a definitive agreement to acquire 100% of the share capital of Compass Bancshares, Inc. (currently referred to as “BBVA Compass”), an American banking group previously listed on NASDAQ, which conducts its main business activity in Alabama, Texas, Florida, Arizona, Colorado and New Mexico. On September 7, 2007, after obtaining the mandatory authorizations, we acquired 100% of the share capital of Compass Bancshares, Inc. The consideration paid to former Compass Bancshares, Inc. stockholders for the acquisition was $9,115 million (€6,672 million). We paid $4,612 million (€3,385 million) in cash and delivered 196 million newly-issued shares.

In September 2007, we increased our ownership interest in Metropolitan Participations, S.L. to 40.67%, with an investment of €142 million.

On January 3, 2007, pursuant to the agreement entered into on June 12, 2006, and after obtaining the mandatory authorizations, we closed the transaction to purchase State National Bancshares Inc., an American banking group based in Texas, with an investment of $488 million (€378 million).

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

Capital Divestitures

Our principal divestitures are financial, in subsidiaries and in affiliates. The main capital divestitures from 2007 to the date of this Annual Report were the following:

2009

During 2009, we sold our participations in certain non-strategic associates (including our 22.9% stake in Air Miles España, S.A.) which gave rise to no significant gains.

As a part of the reorganization process in the United States and Mexico, we concluded the liquidation and merger of several affiliates of BBVA Compass and of BBVA Bancomer. For additional detail on these transactions, see Appendix V to the Consolidated Financial Statements.

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

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have investments in some of Spain’s leading companies.

Business Areas

In 2009, we focused our operations on six major business areas, which are further broken down into business units, as described below:

•	Spain and Portugal

•	Wholesale Banking and Asset Management

•	Mexico

•	The United States

•	South America

•	Corporate Activities

The foregoing description of our business areas is consistent with our current internal organization. The financial information for our business areas for 2009, 2008 and 2007 presented below has been prepared on a uniform basis, consistent with our organizational structure in 2009. Unless otherwise indicated, the financial information provided below for each business area does not reflect the elimination of transactions between companies within one business area or between different business areas, since we consider these transactions to be an integral part of each business area’s activities.

During 2009, several factors occurred with respect to the Venezuelan economy that made us reconsider the accounting treatment we applied in the translation of the financial statements of our subsidiaries in that country: the inflation index reached in 2009, the cumulative inflation index over the last three years and restrictions in the official foreign exchange market. Consequently, according to the requirements of the International Accounting Standard IAS 21, we considered the Venezuelan economy as hyperinflationary for 2009. The impacts on the

Consolidated Financial Statements for the year 2009 are shown in Note 2.2.23 to the Consolidated Financial Statements.

In 2009, the characterization of Venezuela as a hyperinflationary economy, implied a €90 million decrease in our net income attributed to parent company. In order to maintain the comparability of results of operations in our South America area, we have included in the results of operations for the Corporate Activities area as of and for the year ended December 31, 2009, the effects of the classification of Venezuela as a hyperinflationary economy in 2009.

On January 8, 2010, the Venezuelan monetary authorities decided to devalue the bolivar fuerte by 50% from a fixed exchange rate of 2.15 per U.S. dollar since its creation to 4.30 per U.S. dollar. On January 19, 2010 the Venezuelan authorities announced that they would grant a preferential rate of 2.60 bolivar fuerte per dollar for new items, among which payment of dividends is included, as long as the request for Authorization of Acquisition of Foreign Exchange was filed before January 8, 2010.

Despite the uncertainty related to the final exchange rate of Venezuelan currency (Bolivar fuerte) compared to euro we estimate the devaluation will have not significant impact on our consolidated financial statements in 2010 due to the fact that our investments in Venezuela represent approximately 2% of our consolidated assets and a 1% of our consolidated equity as of December 31, 2009.

The following table sets forth information relating to net income attributed to parent company for each of our business areas for the years ended December 31, 2009, 2008 and 2007:

	Net Income/(loss) Attributed			% of Net Income/(loss) Attributed
	to Parent Company			to Parent Company
	Year Ended December 31,
	2009	2008	2007	2009	2008	2007
	(In millions of euros)

Spain and Portugal	2,373	2,565	2,381	56%	51%	39%
Wholesale Banking and Asset Management	1,011	773	896	24%	15%	15%
Mexico	1,359	1,938	1,880	32%	39%	31%
The United States	(1,071)	211	203	(25)%	4%	3%
South America	871	727	623	21%	14%	10%

Subtotal	4,543	6,255	5,983	108%	125%	98%

Corporate Activities	(333)	(1,193)	143	(8)%	(24)%	2%

Net income attributed to parent company	4,210	5,020	6,126	100%	100%	100%

The following table sets forth information relating to net interest income for each of our business areas for the years ended December 31, 2009, 2008 and 2007.

	Net Interest Income
	Year Ended December 31,
	2009	2008	2007
	(In millions of euros)

Spain and Portugal	4,934	4,804	4,391
Wholesale Banking and Asset Management	1,148	746	(7)
Mexico	3,307	3,716	3,505
The United States	1,514	1,332	763
South America	2,463	2,149	1,746

Subtotal	13,366	12,747	10,398

Corporate Activities	516	(1,061)	(770)

Net interest income	13,822	11,686	9,628

Spain and Portugal

The Spain and Portugal business area focuses on providing banking services and consumer finance to private individuals, enterprises and institutions in Spain and Portugal.

The principal figures relating to this business area as of December 31, 2009 and December 31, 2008 were:

Loans and advances to customers were €199,165 million as of December 31, 2009, a decrease of 1.9% from €203,117 million as of December 31, 2008, reflecting the significant slowdown in lending growth in Spain and our decision during the year to decrease our exposure to certain sectors and higher risk products.

Customers deposits were €91,826 million as of December 31, 2009 compared to €99,849 million as of December 31, 2008, a decrease of 8.0%, primarily due to the drop in term deposits caused by the significant decrease in interest rates and intense competition.

Mutual fund assets under management were €29,842 million as of December 31, 2009, a decrease of 4.6% from €31,270 million as of December 31, 2008, reflecting declines in portfolio volumes and withdrawals of mutual fund assets.

Pension fund assets under management were €10,329 million as of December 31, 2009, an increase of 7.6% from €9,603 million as of December 31, 2008, primarily as a result of an efficient commercial activity.

The main business units included in the Spain and Portugal area are:

•	Spanish Retail Network: manages individual customers, high net-worth individuals (private banking) and small companies and retailers in the Spanish market;

•	Corporate and Business Banking: manages business with small and medium enterprises (“SMEs”), large companies, institutions and developers in the Spanish market; and

•	Other units:

•	Consumer Finance: manages renting and leasing business, credit to individual and to enterprises for consumer products and internet banking;

•	European Insurance: manages the insurance business in Spain and Portugal; and

•	BBVA Portugal: manages the banking business in Portugal.

Spanish Retail Network

The Spanish Retail Network unit services the financial and non-financial needs of households, professional practices, retailers and small businesses. This unit has a differentiated business model based on its relationship with customers, prudent risk management, efficient operations and a sound financial and liquidity position. In 2009 we reinforced our commitment to families, companies, the self-employed and public and private institutions within the framework of the current economic situation. To do so, we have increased the range of financial and non-financial solutions we offer adapted to the needs of each of the segments we deal with.

Throughout 2009 we developed a wide number of campaigns. With respect to mortgages for first time home buyers, among the most notable is the Hipoteca Blue Protegida (Protected Blue Mortgage) targeted at young people and the re-launch of the Ven a Casa (Come Back Home) campaign. In consumer lending, among the most notable campaigns were the Crédito Nómina (Payslip Loan), a new Internet channel for Crédito Coche (Car Loan) applications and the offer of a free 32 inch LCD television for operations of more than €12,000. In deposits, there were two new Quincenas del Libretón (Passbook Fortnights) campaigns and campaigns to win paycheck and pension deposits, as well as high-income paychecks and a new Jornada de tu Vida (Day of your Life) campaign. In term deposits, the product catalogue has been completed with another edition of Depósitos Fortaleza (Strength Deposits), with the Depósitos Fortaleza Nómina (Paycheck Strength Deposits), as well as the Multidepósitos (Multi-deposits) and the Depósito Líder (Leader Deposit) aimed at the preserving and winning new deposits.

Our individual customers have also benefited from the launch of a new line of credit cards with two promotions. These are designed to satisfy three objectives: better adaptation to payment preferences, simpler use and increased security. For this purpose, we have simplified our range of credit cards and grouped it into four categories: Antes (Before), Ahora (Now), Después (After) and A tu Ritmo (At Your Pace).

BBVA Banca Privada (Private Banking) is the segment within the Spanish Retail Network unit that manages the former personal banking (now Banca Privada) and wealth management segments (BBVA Patrimonios). As of December 31, 2009, funds under management stood at €43,056 million, up 7.8% from December 31, 2008. This increase is primarily the result of our new model for added value management and associated improvements in customer service based on innovation, with a new platform of systems that optimize operational processes. We also attribute this increase to product differentiation during the year, with a range of products adapted to each customer profile, such as managed and guided portfolios, Visa Infinite, assured annuities, Family Office products, guidance with the BBVA Broker service (for insurance) and the Planific@ tool, a pioneering asset planning service, the PROA Plan and optimization of synergies with other Group areas. Finally, in order to offer high quality service in Spain, additional wealth management centers were opened in Malaga, Valladolid and Oviedo in 2009.

The small business and retailer segments (which also includes services and products for the self-employed, rural communities and small companies) within the Spanish Retail Network unit had loans and advances to customers of €13,869 million as of December 31, 2009 (€16,166 million as of December 31, 2008). Key events in these segments in 2009 included, among others, an increase in financing associated with the pre-approved loans campaign, the formalization of €574 million in ICO credit lines, the launch of Plan Choque Comercios (Retail Special Plan) and Factoría de Clientes (Customer Factory) and the signing of several collaboration agreements with various associations, including, the association for the self-employed (ATA, with more than 430,000 members), taxi drivers (UNALT, with more than 58,000 members) and restaurant owners (FEHR, with more than 270,000 proprietors). Also in 2009, financing agreements were signed in the rural industry with agricultural cooperatives and equipment manufacturers. Agricultural subsidies from the European Union were managed and deposited for 43,000 farmers for a total of €185 million during 2009

Corporate and Business Banking

The Corporate and Business Banking unit offers a range of services and products to SMEs, large companies, institutions and developers with specialized branch networks for each segment.

Regarding the SME segment, we handled €11,428 million in factoring assignments and €11,668 in confirming advances and extensions in 2009. In terms of medium and long-term financing in 2009, this unit was one of the most active entities in the distribution of various ICO lines, with the signing of 51,592 transactions for an aggregate value of €2,450 million.

As a result of these developments, despite the unfavorable economic conditions present in 2009, loans and advances to customers for this unit as of December 31, 2009, increased to €89,989 million, a 2.7% increase from December 31, 2008. In turn, customers deposits as of December 31, 2009, amounted to €25,970 million compared to €31,292 million as of December 31, 2008. As of December 31, 2009, this unit has more than 60,000 customers in the SME segment

In the large company segment loans and advances to customers as of December 31, 2009, increased 4.7% year-on-year to €16,568 million and customers deposits remained at €5,237 million, almost the same level as of December 31, 2008. This segment of our Corporate and Business Banking unit assists large companies in maximizing the management of their treasury accounts and offers sophisticated advisory services for the provision of tailor-made solutions and innovative products.

With respect to the institutions segment, loans and advances to customers and customers deposits as of December 31, 2009, stood at €25,380 million and €13,402 million, respectively. Through this segment, our Corporate and Business Banking unit is a leader in the provision of financing to Spanish local and regional authorities as well as to Spanish corporations and their subsidiaries. In 2009, we granted significant loans to AENA (the Spanish Airports and Air Navigation authority) (€300 million), the Government of the Canary Islands (€193 million) and the city of Madrid (€236 million). Through this segment, we have also provided financing to high speed railways projects managed by the Spanish Ministerio de Fomento (Ministry of Public Works), such as: Zaragoza A.V.E. (€70 million) and Barcelona Sagrera A.V.E. (€70 million). Finally, through this segment, the unit has been awarded the tender for the comprehensive management of the treasury accounts for the Spanish Ministerio de Defensa (Ministry of Defense), Presidencia (Office of the President) and Administración Territorial (Local and Regional Public Administrations).

In the real estate developer segment the continued decrease in residential real estate transactions resulted in a 3.5% decline in this unit’s loans and advances to customers as of December 31, 2009 compared to December 31, 2008.

Other Units

Consumer Finance

The Consumer Finance unit manages consumer finance and on-line banking, via Uno-e, BBVA Finanzia S.p.A. (“Finanzia”) and other subsidiaries in Spain, Portugal and Italy.

As of December 31, 2009, loans and advances to customers of the Consumer Finance unit was €6,387 million an increase of 2.9% from December 31, 2008. In the vehicle renting segment of this unit, new transactions in 2009 decreased by 17.8% compared to 2008. Through this unit, we had equipment financing of €225 million as of December 31, 2009, a decrease of 14.3% from December 31, 2008 primarily as a result of a decrease in business investment during the period. New operations of renting equipments increased by 16.6% from 2008 to €361 million in 2009.

As of December 31, 2009, Uno-e’s loans and advances to customers stood at €1,073 million (up 127.0% year-on-year). Customers deposits rose to €1,246 million as of December 31, 2009, an increase of 1.2% from December 31, 2008.

In Portugal, loans and advances to customers increased 12.5% from December 31, 2008 to €493 million as of December 31, 2009. The co-branded credit card business has been consolidated, with the signing of agreements with Repsol Portugal and Liberty Seguros. In Italy, Finanzia’s loans increased 40.6% from December 31, 2008 to €404 million as of December 31, 2009, with total new loans of €228 million (an increase of 128% from the previous year). Our vehicle renting company in Portugal reached a fleet of 14,477 vehicles as of December 31, 2009, an increase of 16.3% from December 31, 2008.

European Insurance

Our European Insurance unit’s activities are conducted through various insurance companies that provide direct insurance, reinsurance and insurance brokering services in Spain and Portugal and market products for different types of customers (private individuals, SMEs, retailers, professional service firms and providers and self-employed individuals) through this unit’s branch offices. This unit contributed €523 million to our consolidated net income in 2009, €497 million from in-house policies and €26 million from brokerage fees received on the sale of third-party policies.

Premiums received on policies issued during 2009 increased 25.0% from 2008 to €1,367 million, of which €1,111 million (an increase of 27.2% in the year) corresponded to premiums received on individual policies (life and non-life) and €256 million to premiums received on collectives (an increase of 16% in the year). Funds under management in private savings policies reached €8,410 million as of December 31, 2009, of which €3,259 million (an increase of 4.7% year-on-year) corresponded to individual clients and the rest to group savings policies.

In order to become a comprehensive provider of insurance solutions (life and non-life), we have expanded the product offering of this unit to include additional products that adapt to the customers’ needs in terms of price and coverage. We have also implemented a specialized telephone platform and include in-branch consultants to provide customers the best solution. In this regard, the launches targeting individuals in 2009 have included Seguro Coche BBVA Gama Terceros (BBVA Third-Party Range Car Insurance), Seguro Vivienda Plus (Housing Plus Insurance) and Seguros Personales Plus Fidelización (Loyalty Plus Personal Insurance) and for the self-employed segment, the essential range in the Más Cobertura Profesional (More Professional Cover). New unemployment and temporary disability insurance policies have also been developed, such as the policies we distribute through our Consumer Finance unit or which we incorporate, free-of-charge, with the younger-customer directed Hipoteca Blue Protegida

BBVA. BBVA Broker, in the business segment, is our insurance broker in Spain providing companies with personalized services (coverage for assets and properties, installment payments collections and work related risks, among others) through an extensive catalogue of products. Moreover, we are currently developing an insurance product to help companies meet the requirements of the Spanish Environmental Responsibility Act.

In insured savings, BBVA Seguros is consolidating its position as a leading entity for management of this type of products as in the Individual Systematic Savings Plans, in which we earned premiums of €181 million in 2009 (up 27% year-on-year) and insured individual incomes with €346 million in premiums in the same period (up 233% year-on-year).

BBVA Portugal

BBVA Portugal manages our banking business in Portugal. BBVA Portugal has experienced positive growth in 2009. Loans and advances to customers increased to €6,063 million as of December 31, 2009, an increase of 2.7% compared to December 31, 2008, with a 9.5% increase in residential mortgages over the period primarily as a result of the launch of several new campaigns. These campaigns included the Nos Adaptamos (We Adapt) and Adapte su Crédito (Adjust your Loans) campaigns, both of which allow clients with mortgages to lower their monthly payments or request additional loans. We also expanded the product range for SMEs with a new accounts payable financing service and a range of insurance policies in conjunction with AXA-Vitalplan Corporate and CESCE. Important operations in investment banking in 2009 included financing the purchase by Portucel, GALP, the Jerónimo Martins Group and Emparque for the purchase of Cintra Aparcamientos.

Customer deposits remained relatively stable at €2,542 million as of December 31, 2009 compared to €2,571 million as of December 31, 2008. BBVA Portugal has developed an entire line of products for clients with a conservative risk profile, with deposits including Nos Adaptamos, 12-month Euribor and Depósito Fortaleza.

Wholesale Banking and Asset Management

The Wholesale Banking and Asset Management area focuses on providing services to large international companies and investment banking, capital markets and treasury management services to clients.

The principal figures relating to this business area as of December 31, 2009 and December 31, 2008 were:

Loans and advances to customers were €37,493 million as of December 31, 2009, a decrease of 21.8% from €47,950 million as of December 31, 2008.

Customer deposits were €63,330 million as of December 31, 2009 compared to €60,847 million as of December 31, 2008, an increase of 4.1%.

Mutual fund assets under management were €3,914 million as of December 31, 2009, a decrease of 2.5% from €4,014 million as of December 31, 2008.

Pension fund assets under management were €7,224 million as of December 31, 2009, a decrease of 6.1% from €6,810 million as of December 31, 2008.

The business units included in the Wholesale Banking and Asset Management area are:

•	Corporate and Investment Banking: coordinates origination, distribution and management of a complete catalogue of corporate and investment banking products (corporate finance, structured finance, syndicated loans and debt capital markets) and provides global trade finance and global transaction services with coverage of large corporate customers specialized by sector (industry bankers);

•	Global Markets: handles the origination, structuring, distribution and risk management of market products, which are placed through our trading rooms in Europe, Asia and the Americas;

•	Asset Management: designs and manages the products that are marketed through our different branch networks including traditional asset management, alternative asset management and Valanza (our private equity unit);

•	Industrial and Other Holdings: helps to diversify the area’s businesses with the aim of creating medium and long-term value through active management of a portfolio of industrial holdings and other Spanish and international projects.

•	Asia: represents our increased stakes in CIFH in Hong Kong (approximately 30%) and in CNCB (approximately 10%) and our commitment to China as demonstrated by aggregate investments that as of the date of this Annual Report exceed €2,000 million.

Corporate and Investment Banking

In the Corporate and Investment Banking (“C&IB”) unit, we made several organizational changes in April 2009 in response to the economic situation and to maximize efficiency in the business model for this unit that we have been developing since 2007. The new structure includes a reduced target customer base with a greater focus on strategic customers for whom we can provide higher added value services, as well as the separation between lending and fee products. The main changes in this area have been:

•	The creation of an EMEA (European Middle East Asia) Customer division to strengthen our focus on the relationships with customers in this geographic area. The new division groups together all the initiatives with customers in this geographical area. It merges the positions of industry head and senior banker to bring the customer closer and simplify the division of functions in the relationship. The aim of this reorganization is to progress in a matrix model that leads to better coordination of industry and geographical strategies.

•	The trade finance business has been incorporated into the aggregate C&IB value chain to strengthen the product division Global Structured Finance. To do so, Global Trade Finance has been divided into Structured Trade Finance (“STF”), which deals with the management of structured transactions, and Transactional Trade Finance (“TTF”), which deals with more standard trade-related transactions. This division allows us to adapt better to customer needs and helps us to maximize the results from these activities. At the same time, a new segment has been created within STF called “Commodity Trade Finance”, through which we aim to develop our expertise in this area. Its first transaction was concluded with the Brazilian company Amaggi in November 2009, although within the General Finance Agreement signed with CNCB, a transaction of this type was concluded to finance power lines for a railroad in China.

•	In 2009, an additional boost was given to the BIBEC project (Investment Banking for Companies and Corporations) by increasing the team and creating two new sector-based bankers to look after any needs that may arise from high net worth individual (HNWI) banking, such as collaboration in the management of customers undergoing a restructuring process.

In the Cash Management department of the Global Transactional Services division, we implemented in 2009 in Spain and Portugal the SEPA transfer module and the module of periodic information on balances and movements within our net cash position. Within this division in 2009, we also implemented the PRISMA project, an integral solution for transactional management of the branch network. The Sistema Integral de Tesorería para Dispersión, a system that provides large multinationals, companies and institutions with an easy and secure method of paying suppliers, and another for BBVA Bancomer have been installed in Mexico, both through a host-to-host system. In Venezuela, the double security factor Token Plus was incorporated into BBVA Cash, and in Peru, the Consolidated Collection System and the e-empresario.com portal were launched.

Our Corporate and Investment Banking unit in South America and the United States continued its progress in implementing a new model of coverage and the customer definition was refined in Colombia, Peru, Venezuela, Argentina and Chile (in addition to the model already implemented in Mexico).

Global Markets

The Global Markets unit in 2009 significantly consolidated its commercial activity, particularly in the two latest offices opened:

•	Dusseldorf, which has improved the service to institutional customers and also begun to distribute to the corporate segment.

•	Hong Kong, where additions are being made to teams and markets to extend the underlying products offered to an increasingly diverse customer base. Among the highlights of 2009 was the establishment of a Medium Term Note program (MTN program), the start of activity with institutional investor customers and cross-selling with global corporate customers.

In Latin America, the Global Markets unit will continue to consolidate its derivate distribution activity through its hub in Mexico (Regional Derivate Center). The capacity to offer a more global and improved service to major multinationals has also been strengthened, and by providing integrated management for the entire group. A new exchange-traded fund (ETF) called MEXTRAC, based on a portfolio of the 20 stocks on the Dow Jones Mexico Titans 20 Index, was also launched on the Mexican stock exchange.

Asset Management

In 2009 the Asset Management unit’s activity in creating and launching new products continued. In the first half of 2009, when markets were unstable and there was high risk aversion, we continued with the expansion of our conservative product range with the launch of two products: BBVA Bonos Cash (BBVA Cash Bonds), a money market fund for retail customers, and BBVA Bonos Largo Plazo Gobiernos II (BBVA Long-Term Government Bonds), a public-debt fund. In addition, to take advantage of the opportunities presented in corporate fixed income, we launched through this unit additional fixed-income long-term funds, including BBVA Bonos Corporativos 2011 and BBVA Bonos 2014, which were preferentially, though not exclusively, sold to HNWI customers. In the period, we also launched the structured funds BBVA Oportunidad Europa and BBVA Selección Empresas. In guaranteed products, 2009 was characterized by many maturities and most of the activity was focused on renewals. In the Commercial Banking segment of this unit in 2009, nine guaranteed equity funds were launched (six of them renewals), eight fixed-income guaranteed funds of the Planes Renta type (all renewals) and eight guaranteed fixed-income Fon-Plazo type funds (seven of them renewals). The Solidez range of four guaranteed fixed-income funds has been introduced for HNWI banking.

Industrial and Other Holdings

This unit devotes itself to diversifying the area’s businesses, as well as to creating value in the medium and long terms through the active management of our portfolio of industrial holdings and holdings in private equity funds and international real estate. Its management fundamentals are profitability, asset turnover, liquidity and optimal use of economic capital.

It currently manages a portfolio of holdings in the industrial sector of more than 50 companies in various sectors, including Corporación IBV, Bolsa y Mercados Españoles (BME), Técnicas Reunidas, Tubos Reunidos and Desarrollo Urbanístico Chamartin (DUCH). As of December 31, 2009 the latent capital gains in the Industrial and Others Holdings unit’s portfolio increased 71%, significantly higher than the increase in the value of the Spanish stock index (IBEX-35) during the same period (29.8%). In 2009, this unit invested approximately €25 million.

In international funds, this unit has invested $120 million in diverse sectors in companies such as: American Gilstone Company (mining sector), Celeritas (communication), Project Health (healthcare), Taco Bueno and Castro Cheese (food products). This unit also managed our holdings in the CITIC Fund real estate funds, with an investment as of December 31, 2009, of approximately $16 million in real estate projects in China.

Asia

In 2009, we exercised a purchase option to increase our stake in CNCB from 10% to 15%, which we expect will be effective in April 2010. Our planned increased stake in the CITIC group represents an investment of close to €1,000 million after the execution of a purchase option at a price of HKD 6.45 per share. With this new investment we will continue to strengthen our collaboration with the CITIC group.

Our investments and activities in Asia are expected to represent approximately 8% of our net income attributed to parent company within three years. We are working towards this goal on various fronts, including the recent signing of two joint ventures, one in automobile finance and the other in private banking.

Mexico

The principal figures relating to this business area as of December 31, 2009 and December 31, 2008 were:

Loans and advances to customers were €27,373 million as of December 31, 2009, a moderate increase of 0.8% (a decrease of 0.8% at constant exchange rates) from €27,151 million as of December 31, 2008.

Customer deposits were €31,998 million as of December 31, 2009 compared to €32,466 million as of December 31, 2008, a decrease of 1.4% (a decrease of 3.0% at constant exchange rates).

Mutual fund assets under management were €10,546 million as of December 31, 2009, an increase of 14.9% (an increase of 13.0% at constant exchange rates) from €9,180 million as of December 31, 2008.

Pension fund assets under management were €9,519 million as of December 31, 2009, an increase of 32.3% (an increase of 30.1% at constant exchange rates) from €7,196 million as of December 31, 2008.

The Mexican peso exchange rate as of December 31, 2009, appreciated against the euro, increasing 1.6% compared to the exchange rate as of December 31, 2008. However, comparing average exchange rates, the Mexican currency depreciated relative to the euro 13.3% year-on-year. The aforementioned changes had a slightly positive impact on the area’s balance sheet and activity and a negative effect on the income statement. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Factors Affecting the Comparability of our Results of Operations and Financial Condition”. To provide a better picture of how the business has evolved the comments below will refer to year-on-year change at constant exchange rates unless otherwise indicated.

The business units included in the Mexico area are:

•	Retail and Corporate banking, and

•	Pensions and Insurance.

Retail and Corporate banking

BBVA Bancomer’s business model is based on segmented distribution by customer type, with a philosophy of risk control and a long-term objective of growth and profitability.

Against an unfavorable macroeconomic backdrop in 2009, BBVA Bancomer’s focus was on strengthening its customer base. BBVA Bancomer has made great efforts to retain and secure the loyalty of its top valued customers through personalized service for preferred clients and the development of a specialized SME network to better service the SME segment. At year-end 2009, BBVA Bancomer had a customer base totaling nearly 16 million customers. Our outstanding performance amid this complicated global economic and financial backdrop was recognized by Euromoney, which named BBVA Bancomer Best Bank in Mexico in 2009.

Loans and advances to customers reached €27,293 million as of December, 31 2009, an 0.8% increase from €27,066 million as of December 31, 2008. The composition of the loan book gradually changed over 2009, with the percentage of consumer-credit and card business shrinking while lower-risk products grew their share of the total. The year-end figures show a diversified structure with 39.7% of the lending in the commercial book (which includes loans to large corporations, SMEs, financial institutions and the Mexican government), 30.8% in the housing book (including developers and excluding the old mortgage portfolio) and 20.7% in the consumer-finance book.

The commercial loan-book grew 7.1% comparing December 31, 2009 to December 31, 2008. The fastest growth came from lending to SMEs, which increased 21.7% year-on-year to €968 million. BBVA Bancomer has developed a specialized network to service this segment, which had more than 300,000 customers as of December 31, 2009. A program (Programa de Liquidez PYME) was launched by BBVA Bancomer to boost liquidity in SMEs, and more than 8,000 SMEs have been beneficiaries of it during the financial crisis. Also noteworthy is the 51.2% increase over 2008 in lending to government bodies. The boost of lending to large corporations through bilateral loans and the placement of bonds and syndicated loans in the local market has been maintained.

BBVA Bancomer launched six new mortgage products for lending to home buyers in 2009. These products included: loans for home improvements, remodeling or additions to homes and financial discount which provides liquidity to construction companies. During 2009, BBVA Bancomer had a significant volume of new mortgages in

Mexico, with more than 36,000 loans for individual customers and more than 73,000 for developers during the period.

Consumer loans in 2009 continued to shrink compared to 2008, down 13.6%, reflecting both the economic downturn and our strict risk acceptance policy. Much of the drop was due to lower credit-card lending. However, over the last two months of the year, credit cards performed better, helped by an improved economic environment and various campaigns to encourage proper use of credit. A more suitable use of credit cards was reflected in the stabilization of the non-performing assets ratio, on this loan book.

The balance of customer funds (bank deposits, repos, funds and investment companies) reached €44,579 million as of December 31, 2009. This was a year-on-year increase of 5.2%. This positive performance was largely due to the launch of innovative products and a stronger distribution network. In this regard, as of December 31, 2009, BBVA Bancomer had more than 6,200 ATMs, 423 more than in 2008. Additionally BBVA Bancomer has been authorized to operate banking correspondents which will enable it to increase by more than 12,000 the points of sale over 2010. Apart from this, a new kind of ATM has been activated (practicajas) to allow customers to place deposits, make transfers, pay for credit cards and services and request loans.

Finally, BBVA Bancomer has continued to actively manage its liquidity and its capital adequacy by making issuances in the local market.

Pensions and Insurance

In Mexico, we operate our pensions business through Afore Bancomer, our insurance business through Seguros Bancomer, our annuities business through Pensiones Bancomer and our health insurance business through Preventis. The pension business had a tough year in 2009 due to significant drops in activity and employment rates throughout the country, but was slightly offset by the recovery of financial markets. Nonetheless, Afore Bancomer managed assets totaling €9,519 million as of December 31, 2009, up 30.1% year-on-year.

The insurance business had a less dynamic year in 2009 than in previous years, primarily due to the marked slowdown in banking volumes, which meant lower sales of bancassurance products. The growth in savings products not directly linked to banking activity and products sold through alternative channels accounted for a substantial part of this figure. Therefore, €816 million in premiums were underwritten during 2009 (including sales of savings products), which was 10.4% higher than in 2008.

The United States

The principal figures relating to this business area as of December 31, 2009 and December 31, 2008 were:

Loans and advances to customers were €33,075 million as of December 31, 2009, an increase of 7.0% (10.8% at constant exchange rates) from €30,906 million as of December 31, 2008.

Customer deposits were €33,734 million as of December 31, 2009 compared to €30,717 million as of December 31, 2008, an increase of 9.8% (13.7% at constant exchange rates).

On August 21, 2009, through our subsidiary BBVA Compass, we acquired certain assets and liabilities of Guaranty from the FDIC through a public auction for qualified investors. BBVA Compass acquired assets, mostly loans, for $11,441 million (approximately €8,016 million) and assumed liabilities, mostly customer deposits, for $12,854 million (approximately €9,006 million). These acquired assets and liabilities represented 1.5% and 1.8% of our total assets and liabilities on the acquisition date. The agreement with the FDIC limits the credit risk associated with the acquisition. The purchase included a loss-sharing agreement with the FDIC under which the latter undertook to assume 80% of the losses, if any, on up to the first $2,285 million of the loans purchased by us and up to 95% of the losses on the loans exceeding this amount. This commitment has a maximum term of either five or ten years, depending on the type of portfolio. This investment, which included 164 branches and 300,000 customers in Texas and California, offers us an opportunity to strengthen our United States’ banking franchise in the retail market, while limiting our investment risk.

The business units included in the United States area are:

•	BBVA Compass

•	Other units: BBVA Puerto Rico and Bancomer Transfers Services (“BTS”)

BBVA Compass

As of December 31, 2009, loans and advances to customers reached €31,194 million (an increase of 14.5% year-on-year) and customer deposits increased 32.2% year-on-year to €31,064 million as of December 31, 2008. These increases were primarily due to the aforementioned incorporation of Guaranty. Apart from the purchase of certain of the assets and liabilities of Guaranty, the following new products and services are worth highlighting:

The Retail Banking segment had a loan portfolio of €8,433 million as of December 31, 2009, down 8.8% from December 31, 2008, primarily due to the reduction in the Indirect Auto Dealer and Student Lending businesses. However, the residential real estate loans increased quarter by quarter in 2009, with $1,152 million in new mortgages written in 2009, a significant increase over 2008 levels. Customer deposits totaled €12,469 million as of December 31, 2009, down 7.8% from December 31, 2008, primarily due to lower demand for savings products. During 2009 this unit marketed and sold several new products, the most significant of which are as follows:

•	The ClearPoints credit card, which with a new transparent design and better security measures offers a number of advantages to customers.

•	Business Build-to-order Checking, which allows companies to personalize the features of their checking accounts.

•	Compass for your Cause, a package designed for non-profit organizations, which not only includes products such as checking accounts but options for discounts in other products and services.

•	Money Market Sweep, a product that uses an interest-bearing checking account as an investment vehicle that allows customers with surplus of funds to transfer them automatically to this interest-bearing checking account.

As of December 31, 2009, the Corporate and Commercial Group had loans and advances to customers of €14,940 million, a 6.9% decrease from December 31, 2008. Customer deposits reached €8,513 million as of December 31, 2009, up 16.6% since as of December 31, 2008. The customer funds growth was primarily driven by non-interest bearing deposits that have experienced exceptional growth, primarily the result of strong correspondent banking efforts and increases in several large clients assigned to the unit.

The Wealth Management segment of BBVA Compass offers value-added services and products to BBVA Compass’s higher net worth customers. The collaboration between this unit and the BBVA Equity Derivatives and Structured Products department in Madrid has meant continued benefits for BBVA Compass. As of December 31, 2009, the Wealth Management segment of BBVA Compass managed a €1,977 million loan portfolio, an increase of 2.3% from December 31, 2008. As of December 31, 2009, deposits were €3,200 million, an increase of 40.0% from as of December 31, 2008. The Power CD product linked to the Standard & Poor’s index has generated in excess of $120 million in new deposits since its launch in March 2009. As of December 31, 2009, assets under management were €11,973 million, up 6.1% year-on-year.

The acquisition of certain deposits and liabilities of Guaranty in 2009 significantly strengthened BBVA Compass existing presence in Texas and California.

Other units

BBVA Puerto Rico had loans and advances to customers of €2,913 million as of December 31, 2009, down 9.0% from December 31, 2008. Customer deposits were €1,473 million as of December 31, 2009, growing 5.4% from December 31, 2008. Overall contraction in business volumes, especially lending, resulted in a 7.5% decrease in net interest income in 2009 compared to 2008.

BTS has processed 26.6 million transfers in 2009, up 6.3% from 2008. Of these, 21.5 million were for Mexico and 5.1 million for other countries

South America

The South America business area includes our banking, insurance and pension businesses in South America.

The principal figures relating to this business area as of December 31, 2009 and December 31, 2008 were:

Loans and advances to customers were €25,256 million as of December 31, 2009, an increase of 3.5% (a decrease of 1.9% at constant exchange rates) from €24,405 million as of December 31, 2008.

Customer deposits were €29,312 million as of December 31, 2009, an increase of 5.0% (1.1% at constant exchange rates) from €27,921 million as of December 31, 2008.

Mutual fund assets under management were €2,640 million as of December 31, 2009, an increase of 103% (85.4% at constant exchange rates) from €1,300 million as of December 31, 2008.

Pension fund assets under management were €36,104 million as of December 31, 2009, an increase of 47.2% (27.6% at constant exchange rates) from €24,531 million as of December 31, 2008.

The following is a brief description of our operations on a country-by-country basis in the South America business area. The operating results described below refer to each individual unit’s contribution to the South America business area’s operating results, unless otherwise stated.

The business units included in the South America business area are:

•	Retail and Corporate Banking; includes banks in Argentina, Chile, Colombia, Panama, Paraguay, Peru, Uruguay and Venezuela;

•	Pension businesses; includes pensions businesses in Argentina, Bolivia, Chile, Colombia, Ecuador and Peru and Dominican Republic;

•	Insurance businesses; includes insurance businesses in Argentina, Chile, Colombia, Dominican Republic and Venezuela.

Retail and Corporate Banking

Argentina

In the first two quarters of 2009, the Argentine economy suffered a significant slowdown due to the impact of the international financial crisis on income from the foreign sector and conflicts within the agriculture sector. Implementation of countercyclical measures and a less restrictive monetary policy made room for the first signs of recovery in the second half of the year, which was also helped by higher commodity prices.

In 2009, BBVA Banco Francés, S.A (“BBVA Banco Francés”), our banking subsidiary in Argentina, continued concentrating on expanding its lending activity in all business segments. It placed a special emphasis on the retail segment, which has recorded the greatest growth, especially in credit cards. Asset quality was also strong, and the non-performing assets ratio for the entity as of December 31, 2009, at 1.1%, compares very favorably with the rest of the Argentine financial system. The strategy of prioritizing the capture of transactional deposits was maintained in customer deposits, which were up 11.9% as of December 31, 2009 compared to December 31, 2008.

BBVA Banco Francés was ranked best bank in Argentina by Euromoney in 2009. In 2009, BBVA Banco Francés had €116 million of net income attributed to parent company.

Chile

The Chilean economy, in terms of gross domestic product, shrunk 1.8% in 2009, primarily because the international crisis produced a drop in inventories and fixed capital expenditures, together with a severe contraction of internal demand. This has also resulted in a negative inflation rate for the year. Countercyclical monetary measures applied by the Central Bank of Chile and an expansive fiscal policy have resulted in the economy showing early signs of recovery in the third quarter of 2009.

Banco Bilbao Vizcaya Argentaria Chile, S.A. (“BBVA Chile”), our banking subsidiary in Chile, maintained its strategy of repositioning in the retail business. The Top One and Top Sales plans were finalized in 2009, and implied a redefinition of commercial networks, with segmentation in the value offer, greater marketing dynamics and externalization of operative servicing.

In 2009, BBVA Chile was granted the National Prize for Quality by the Chilean Ministry of Economy; the Bicentennial Seal by the Office of the Chilean Prime Minister for the social responsibility program Niños Adelante and the Latin American Award for Quality from the Fundación Iberoamericana para la Gestión de la Calidad (Latin American Foundation for Quality Management) given to the top company in Latin America. BBVA Chile and Forum have generated an aggregate net income attributed to parent company of €73 million in 2009 (up 18.7% compared to 2008).

Colombia

2009 was a difficult year for the Colombian economy as a result of the complicated international environment. However, the launch of an expansive monetary policy and the increase of public spending on civil works have helped the nation to overcome the situation. Direct foreign investment flows and access to the capital markets were maintained, despite liquidity tensions globally. Against this backdrop, BBVA Colombia, S.A. (“BBVA Colombia”), our banking subsidiary in Colombia, developed several initiatives to improve its service and position in the market in 2009, including the expansion of its commercial and ATM networks. Several consumer finance initiatives were implemented in 2009 in the individual segment, and the credit card section launched the Mujer BBVA (BBVA Woman) and Mastercard Black BBVA cards for VIP clients.

In 2009, BBVA Colombia was recognized as the top Colombian bank in sustainability by Latin Finance magazine and the Management & Excellence consulting firm. BBVA Colombia was also Euromoney’s top choice in Cash Management in 2009. In this complicated year, BBVA Colombia increased net income attributed to parent company to €139 million, an increase of 8.7% from 2008.

Panama

Once the liquidity tensions were overcome in the first half of 2009 and the electoral process was finalized, the Panamanian economy successfully emerged from the international financial crisis, especially in the second half of 2009. Banco Bilbao Vizcaya Argentaria Panamá, S.A. (“BBVA Panama”), our banking subsidiary in Panama, closed the year positively with advances in lending and deposits. Moreover, it issued its first corporate bonds in an aggregate principal amount of $25 million in May 2009.

Paraguay

The Paraguayan economy was affected by both the economic crisis in 2009 and the negative effects of a drought on the agriculture sector. The recently announced Economic Reactivation Plan is expected to put the country back on the path to growth as in previous years. At BBVA Paraguay, S.A., our banking subsidiary in Paraguay, lending grew primarily as a result of growth in the retail business with consumer loans. BBVA Paraguay opened two new branches during 2009 and equipped its first customer service center, in addition to increasing its number of ATMs and completing construction on its new headquarters. The entity was recognized for the third consecutive year as the best bank in Paraguay by The Banker and Euromoney.

Peru

The effects of the economic crisis on the Peruvian economy were reflected in 2009 in lower levels of private investment and a decrease in exports. However, Peru has been one of the few countries in the region to report GDP growth in 2009, due to fiscal and monetary stimulation policies. Banco Continental, S.A., our banking subsidiary in Peru, has maintained its business expansion strategy in 2009. In the individual segment, new personal loan products (Préstamo 60) were marketed and credit cards have encouraged customer loyalty. The bank also launched the

Cuenta Ganadora (Winners’ account) in the customer funds area. In order to improve customer service quality, the number of ATMs was increased by 36% during 2009.

Within the Corporate and Investment Banking segment, derivatives sales to corporate clients increased in 2009 compared to 2008. Banco Continental was recognized as the best bank in Peru by Global Finance (for the sixth consecutive year), Latin Finance and América Economía. It was also named Best Internet Consumer Bank and received an honorable mention in the Great Place to Work ranking.

Uruguay

The Uruguayan economy was greatly affected by the international financial crisis in 2009, and especially by the contraction of world trade. However, the solid foundation of the local economy prevented significant GDP deterioration. In 2009, Banco Bilbao Vizcaya Argentaria Uruguay, S.A. (“BBVA Uruguay”), our banking subsidiary in Uruguay, carried out several actions to improve the quality of customer service it offers. These efforts included the servicing plan in branches, the installation of self-service terminals, improvement of the BBVANet platform and the implementation of the Plan Crecer Comercio Exterior (foreign trade program). Consumer finance, credit cards and mortgages were strengthened in the individual segment under the Banking Penetration Plan. Business with SMEs also grew through the Plan Crecer Empresas (SME program).

Venezuela

In the first part of 2009, the Venezuelan economy showed clear signs of recession due to the fall in oil prices, and inflationary pressures, decreased volume of currencies liquidated on the official foreign exchange market and the contraction of central government spending. In order to stimulate demand, monetary policy was adjusted by reducing the cost of financing and enabling the absorption of the debt program in the public sector. Economic conditions appeared to recover somewhat in the fourth quarter of 2009, in line with the rise in oil prices.

In 2009, Banco Provincial, S.A. (“BBVA Banco Provincial”), our banking subsidiary in Venezuela, maintained its strategic objective of transformation and growth, and concentrated on the modernization of the branch network, increased weight of alternative channels and improved service quality. Thus, self-service spaces were created in the branches, the capacity of multi-function ATMs was increased and online and telephone banking were equipped with programming to be able to submit complaints. “Loans and advances to customers” increased 14.1% to €5,911 million as of December 31, 2009 compared to €5,182 million December 31, 2008, despite the slowdown of economic activity. Customer deposits increased 14.6% from €7,947 million as of December 31, 2008 to €9,107 million as of December 31, 2009. The bank was awarded several prizes in 2009, including Best Bank in Venezuela by Global Finance, Euromoney and Latin Finance. The Banker named it the Most Innovative Bank in Information Security in 2009.

Pensions and Insurance

The pension fund business in South America also had a very positive year in 2009 due to the recovery of the financial markets and the solid performance of income from fees and commissions and cost austerity. Assets under management as of December 31, 2009, increased 27.6% from December 31, 2008. As of December 31, 2009, customers deposits was 5.9% higher than in 2008, excluding the effect of the Consolidar A.F.J.P., S.A. (Argentina) divestment and despite the scarce progress of employment in the region. We have further consolidated our position as a world leader in private pension systems in 2009, thanks to our collaboration agreements with the Inter-American Development Bank (“IDB”) and the Organisation for Economic Co-operation and Development (“OECD”). As of December 31, 2009 assets under management reached €24,552 million, an increase of 26.1% from December 31, 2008. Likewise, AFP Horizonte, S.A., our pension funds management company in Colombia, increased its assets under management by 31.8% as of December 31, 2009 compared to December 31, 2008, and its number of pension-savers by 6.6% over the same period, for a net attributable profit in 2009 of €18 million (€4 million in 2008). AFP Horizonte, S.A. our pension funds management company in Peru, achieved a net attributable profit of €14 million (€2 million in 2008), in a context marked by dynamic business activity, with increases in incomes (up 3.8% for 2009 compared to 2008), number of affiliates (up 5.1% for 2009 compared to 2008) and assets under management (up 40.3% as of December 31, 2009 compared to December 31, 2008).

Our insurance franchise business model in South America has continued to consolidate in 2009, and has extended its range of products and opened new channels for distribution and sales. However, banking networks continue to be the driving force for business, as new business lines have been opened to meet special needs (Plan Empresas, Pymes y Comercios - SME and retail programs). Therefore, the net attributable profit of the group of companies reached €46 million in 2009, €20 million of which corresponded to Grupo Consolidar, our insurance and pension funds management companies in Argentina, €12 million to Seguros Provincial, C.A., our insurances company in Venezuela, €9 million to our Chilean insurance franchise companies and €5 million to our Colombian insurance franchise companies.

Corporate Activities

The Corporate Activities area handles our general management functions. These mainly consist of structural positions for interest rates associated with the euro balance sheet and exchange rates, together with liquidity management and shareholders’ funds.

This area also books the costs from central units that have a strictly corporate function and makes allocations to corporate and miscellaneous provisions, such as early retirement and others of a corporate nature. In 2009 it also incorporated the newly created Real-Estate Management unit, which brings together our Spanish real-estate business. Also, in order to maintain the comparability of results of operations in our South America area, we have included in the results of operations for the Corporate Activities area as of and for the year ended December 31, 2009, the effects the classification of Venezuela as a hyperinflationary economy in 2009.

The business units included in the Corporate Activities business area are:

•	Financial Planning: administers our interest and exchange-rate structure as well as our overall liquidity and shareholders’ funds.

•	Holdings in Industrial and Other Companies: manages our investment portfolio in industrial and financial companies applying strict criteria for risk control, economic capital consumption and return on investment, with diversification over different industries

•	Real Estate Management.

Financial Planning

The Financial Planning unit administers our structural interest and exchange-rate positions as well as our overall liquidity and shareholders’ funds through the ALCO.

Managing structural liquidity helps to fund recurrent growth in the banking business at suitable costs and maturities, using a wide range of instruments that provide access to several alternative sources of finance. A core principle in our liquidity management has long been to encourage the financial independence of our subsidiaries in the Americas. This aims to ensure that the cost of liquidity is correctly reflected in price formation. During 2009, as a result of the decisive role of the central banks, liquidity conditions on interbank markets improved significantly, with a large reduction in the Euribor Overnight Index Swap (“OIS”) spread. The medium-term markets also saw marked improvements after the announcement that central banks would buy covered bonds and that there would be public guarantee programs for banks’ issuances. In our case, the positive movement of the business liquidity gap throughout 2009 enabled us not to materially access the long-term funding markets. Our liquidity position remained sound in 2009, due to the weight of retail customer deposits within our balance sheet structure and the ample collateral available as a second source of liquidity. For 2010, we expect that our current and potential sources of liquidity will be sufficient to meet our needs.

Our capital management pursues two key goals. First, we aim to maintain capital levels appropriate to our business targets in all the countries where we operate. Second, we aim to do this while maximizing returns on shareholder funds through efficient capital allocation to our different areas and units through active management of the balance sheet and proportionate use of the different instruments that comprise our equity (shares, preferred securities and subordinated debt). In September 2009, we issued an aggregate principal amount of €2,000, five-year mandatory convertible bonds. This provides additional flexibility in capital management. This transaction should also allow us to anticipate the possibility of stricter capital requirements in the future.

We manage our exchange rate exposure on our long-term investments (basically stemming from our franchises in the Americas) to preserve our capital ratios and bring stability to our income statement while controlling impacts on reserves and the cost of this risk management. In 2009, we maintained a policy of actively hedging our investments in Mexico, Chile, Peru and the dollar area. Our aggregate hedging as of December 31, 2009, was close to 50% of non-euro denominated investments. Apart from corporate-level hedging, certain of our subsidiary banks hold dollar positions at the local level. Additionally, at the Group level, we hedge our exchange-rate exposure on expected 2010 earnings from the Americas. During 2009, this hedging mitigated the impact of American currencies’ depreciation against the euro. In 2010, the same policy of prudence and anticipation will be pursued in managing the our exchange-rate exposure at the Group level. This unit also actively manages the structural interest-rate exposure on our consolidated balance sheet. This keeps the performance of short- and medium-term net interest income more uniform by reducing the effects of interest — rate fluctuations.

During 2009, the outcome of this management was highly satisfactory. Hedging has been maintained against a less positive economic scenario in Europe for 2010, while the risk on our U.S. and Mexican balance sheets remains within comfortable parameters. These strategies are managed both with hedging derivatives (caps, floors, swaps, FRA’s, etc) and with balance sheet instruments (mainly government bonds with the highest credit and liquidity ratings). As of December 31, 2009, our asset portfolios were primarily denominated in euros, US dollars and Mexican pesos.

Holdings in Industrial and Other Companies

This unit manages its portfolio of shares in companies operating in the telecommunications, media, electricity, oil and gas and finance sectors. Like the Financial Planning unit, this unit reports to the our Finance Department. We manage our investment portfolio using strict requirements regarding risk control procedures, economic capital consumption and return on investment. We also apply dynamic management techniques to holdings through monetization and coverage strategies. In 2009, we invested €353 million and divested €594 million. As of December 31, 2009, the market value of the Holdings in Industrial and Financial Companies portfolio was €4,698 million, with unrealized capital gains of €1,542 million. During the year, management of the industrial and financial holdings generated €247 million in dividends and €107 million in net trading income.

Real Estate Management

Given the current economic scenario and forecasts as to how it may develop, we have set up a Real Estate Management unit to apply specialized management to real-estate assets from foreclosures, asset-for-debt swaps, purchases of distressed assets and the assets in the BBVA Propiedad real estate fund.

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

Until January 1, 1999, the Bank of Spain was also the sole entity responsible for implementing Spanish monetary policy. For a description of monetary policy since the introduction of the euro, see “— Monetary Policy”.

Since January 1, 1999, the Bank of Spain has performed the following basic functions attributed to the European System of Central Banks (“ESCB”):

•	defining and implementing the ESCB’s monetary policy, with the principal aim of maintaining price stability across the euro area;

•	conducting currency exchange operations consistent with the provisions of Article 111 of the Treaty on European Union (“EU Treaty”), and holding and managing the Member States’ official currency reserves;

•	promoting the sound working of payment systems in the euro area; and

•	issuing legal tender banknotes.

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

Fondo de Garantía de Depósitos

The Fondo de Garantía de Depósitos en Establecimientos Bancarios (“FGD”) (the Guaranteed Bank Deposits Fund), which operates under the guidance of the Bank of Spain, guarantees both bank and securities deposits up to €100,000 per customer for each type of deposit, which is the minimum insured amount for all EU member banks. Pursuant to Bank of Spain regulations, the FGD may purchase doubtful loans or may acquire, recapitalize and sell banks that are experiencing difficulties.

The FGD is funded by annual contributions from member banks. The rate of such contributions in 2009 was 0.06% of the year-end amount of bank deposits to which the guarantee extended and 0.06% over the 5% of the securities held on clients’ behalf, in accordance with legislation in effect. Nevertheless, once the capital of the FGD exceeds its requirements, the Minister of Economy may reduce the member banks’ contributions and, when the

FGD’s funds exceed the capital requirements by one percent or more of the member banks’ deposits, such contributions may be suspended.

In order to safeguard the stability of its members, the FGD may also receive contributions from the Bank of Spain. As of December 31, 2009, all of the Spanish banks belonging to the BBVA Group were members of the FGD and thus obligated to make annual contributions to it.

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

Fondo de Regulación Ordenada Bancaria (Ordered Banking Restructuring Fund)

The crisis that has affected the financial markets since 2007 obliged the Spanish authorities to create the Ordered Banking Restructuring Fund (FROB) by Decree-Law 9/2009 of June 26, 2009. Its purpose is to help the restructuring processes undertaken by credit institutions and strengthen their capital positions subject to certain conditions. The FROB will support the restructuring strategy of those institutions that require assistance, in three distinct stages:

•	search for a private solution by the credit institution itself;

•	adopt measures to tackle any weaknesses that may affect the viability of credit institutions; and

•	initiate a restructuring process in which the Fund itself has to intervene directly.

The FROB has to act in what is an absolutely exceptional situation that is closely linked to the development of the financial crisis. In order to comply with its objectives, FROB will be funded jointly from the Spanish national budget and the deposit guarantee funds of credit institutions. The FROB will be able to raise funds on securities markets through the issue of debt securities, lending and engaging in any other debt transaction necessary to fulfill its objects.

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

As of December 31, 2009, 2008 and 2007, the eligible capital of the Group exceeded the minimum required under the regulations then in force. See Note 31 to the Consolidated Financial Statements.

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

Regulatory capital management is based on the analysis of the capital base and the capital ratios (core capital, Tier 1, etc.) using Basel (“BIS”) and Bank of Spain criteria. See Note 33 to the Consolidated Financial Statements.

The aim is to achieve a capital structure that is as efficient as possible in terms of both cost and compliance with the requirements of regulators, ratings agencies and investors. Active capital management includes securitizations, sales of assets, and preferred and subordinated issues of equity and hybrid instruments.

The Bank has obtained the approval of its internal model of capital estimation (“IRB”) in 2009 and 2008 for certain portfolios.

From an economic standpoint, capital management seeks to optimize value creation at the Group and at its different business units.

The Group allocates economic capital (“CER”) commensurate with the risks incurred by each business. This is based on the concept of unexpected loss at a certain level of statistical confidence, depending on the Group’s targets in terms of capital adequacy. These targets are applied at two levels: the first is core equity, which determines the allocated capital. The Group uses this amount as a basis for calculating the return generated on the equity (“ROE”) in each business. The second level is total capital, which determines the additional allocation in terms of subordinated debt and preference shares. The CER calculation combines lending risk, market risk (including structural risk associated with the balance sheet and equity positions), operational risk and fixed asset and technical risks in the case of insurance companies.

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

Allowance for Loan Losses

For a discussion of the Bank of Spain regulations relating to allowances for loan losses and country risk, see Note 2.2.1.b) to the Consolidated Financial Statements.

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

Employee Pension Plans

Under the relevant collective labor agreements, BBVA and some of its subsidiaries provide supplemental pension payments to certain active and retired employees and their beneficiaries. These payments supplement social security benefits from the Spanish state. See Note 2.2.12 and Note 26 to the Consolidated Financial Statements.

Dividends

If a bank meets the Bank of Spain’s minimum capital requirements described above under “— Capital Requirements”, it may dedicate all of its net profits to the payment of dividends, although, in practice, banks consult with the Bank of Spain before declaring a dividend. We calculate that as of December 31, 2009, we had approximately €13,121 million of unrestricted reserves in excess of applicable capital and reserve requirements available for the payment of dividends. Compliance with such requirements notwithstanding, the Bank of Spain may advise a bank against the payment of dividends on grounds of prudence. In no event may dividends be paid from non-distributable reserves. Banks which fail to comply with the capital adequacy ratio by more than 20% are required to devote all of their net profits to increasing their capital ratios. Banks which fail to meet the required ratio by 20% or less must obtain prior approval of the Bank of Spain to distribute any dividends and must devote at least 50% of net profits to increasing their capital ratios. In addition, banks, and their directors and executive officers that do not comply with the liquidity and investment ratios and capital adequacy requirements may be subject to fines or other sanctions. Compliance with the Bank of Spain’s capital requirements is determined on both a consolidated and individual basis. Our Spanish subsidiaries are in compliance with these capital adequacy requirements on both a consolidated and individual basis. If a bank has no net profits, the board of directors may propose at the general meeting of the stockholders that a dividend be declared out of retained earnings.

The Bank of Spain recommends that interim dividends not exceed an amount equal to one-half of net income attributed to parent company from the beginning of the corresponding fiscal year. No interim dividend may be declared when a bank does not meet the minimum capital requirements and, according to the recommendations of the Bank of Spain, interim dividends may not be declared until the Bank of Spain has sufficient knowledge with respect to the year’s profits. Although banks are not legally required to seek prior approval from the Bank of Spain before declaring interim dividends, the Bank of Spain had asked that banks consult with it on a voluntary basis before declaring interim dividends. It should be noted that the Bank of Spain recommended in 2008 to Spanish banks general moderation on the distribution of dividends, to increase their voluntary reserves in order to strengthen their financial situation and to distribute any dividends in treasury stock.

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

Mortgage Legislation

Law 41/2007 reformed an important part of Law 2/1981 of 25 March on mortgage markets as well as specific provisions of Law 2/1994 of 30 March on the subrogation and modification of mortgage loans and the Mortgage Law of 8 February 1946 all with the purpose of providing the Spanish mortgage market with greater flexibility, sophistication and efficiency. A number of reforms have been introduced relating to (i) asset or financing transactions carried out by credit institutions and (ii) liability transactions, i.e., those of moving of mortgage loans and credits that credit institutions carry out as refinancing mechanisms.

Royal Decree 716/2009, implements several aspects of Law 2/1981, of 25 March 1981, on mortgage market regulation and other mortgage and financial system rules, reformed by Law 41/2007. It replaces Royal Decree 685/1982 of 17 March 1982 which also implemented several aspects of Law 2/1981 and which is thus repealed. The most significant developments introduced are (i) the modification on the loan-to-value ratio requirement intending to improve the quality of Spanish mortgage-backed securities; (ii) the elimination of many of the administrative requirements for the issuance of covered bonds and mortgage bonds; and (iii) the implementation of a special accounting record of the loans and credit facilities used to back issuances of covered bonds and mortgage-backed bonds.

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

Under current Federal Reserve policy, BBVA is required to act as a source of financial strength for its U.S. bank subsidiaries. Among other things, this source of strength obligation may result in a requirement for BBVA, as sole shareholder, to inject capital into any of its U.S. bank subsidiaries.

The Group’s U.S. bank subsidiaries and BBVA’s U.S. branches are also subject to supervision and regulation by a variety of other U.S. regulatory agencies. In addition to supervision by the Federal Reserve, BBVA’s New York branch is supervised by the New York State Banking Department. BBVA Compass is a financial holding company within the meaning of the BHC Act and is subject to supervision and regulation by the Federal Reserve. BBVA Compass is state-chartered bank that is member of the Federal Reserve System and is supervised by the Federal Reserve and the State of Alabama Banking Department. BBVA Compass also has branches in Texas, Arizona, Florida, Colorado, and New Mexico, which are supervised by their respective state banking regulators. BBVA Puerto Rico is chartered and supervised by the Oficina del Comisionado de Instituciones Financieras de Puerto Rico. BBVA Compass and BBVA Puerto Rico are also depository institutions insured by, and subject to the regulation of, the Federal Deposit Insurance Corporation.

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

Monetary Policy

The integration of Spain into the EMU on January 1, 1999 implied the yielding of monetary policy sovereignty to the ESCB. The ESCB is composed of the ECB and the national central banks of the 16 member countries that form the EMU (Slovakia joined the EMU on January 1, 2009).

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

Reform of the Spanish Companies Act

Law 3/2009, of 3 April, on structural changes of mercantile companies has implemented Directive 2005/56/EC on cross-border mergers and Directive 2007/63/CE. The most relevant rules that were implemented are (i) an update on the rules on mergers, introducing rules for cross-border and intra-european mergers; (ii) new rules on international transfers on the registered address; and (iii) an update on the rules on treasury stock, increasing the permitted limits of treasury stock held by listed companies from 5% to 10%.

Reform of the Spanish Insolvency Act

Royal Decree-law 3/2009, of 27 May, on urgent tax, financial an insolvency measures according to the financial evolution introduces the most significant development on the rules governing insolvency proceedings since the implementation of the Spanish Insolvency Act. The most relevant novelties and developments incorporated are (i) new rules on the announcement of the insolvency proceedings, including the constitution of an Insolvency Public Registry; (ii) the implementation of refinancing options through insolvency proceedings to take into account the continued viability of the debtor in the short to medium term; (iii) an update on the recognition and categorization of credits; and (iv) new rules speeding up and reducing the expenses of the litigation procedures and court proceedings associated with insolvency.

C.	Organizational Structure

As of December 31, 2009, the Group was made up of 334 companies accounted for under the full consolidation method and seven under the proportionate consolidation method. A further 74 companies are accounted for by the equity method.

The companies are principally domiciled in the following countries: Argentina, Belgium, Bolivia, Brazil, Cayman Islands, Chile, Colombia, Ecuador, France, Germany, Ireland, Italy, Luxembourg, Mexico, Netherlands, Netherlands Antilles, Panama, Peru, Portugal, Puerto Rico, Spain, Switzerland, United Kingdom, United States of America, Uruguay and Venezuela.

Below is a simplified organizational chart of BBVA’s most significant subsidiaries as of December 31, 2009.

			BBVA
	Country of		Voting	BBVA	Total
Subsidiary	Incorporation	Activity	Power	Ownership	Assets
			(%)	(%)	(In millions
					of euros)

BBVA BANCOMER, S.A. DE C.V.	MEXICO	BANK	100.00	99.97	59,040
COMPASS BANK	UNITED STATES	BANK	100.00	100.00	48,358
BANCO PROVINCIAL S.A. — BANCO UNIVERSAL	VENEZUELA	BANK	55.60	55.60	11,265
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCE	99.95	99.95	11,583
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANK	68.18	68.18	9,188
BANCO CONTINENTAL, S.A.	PERU	BANK	92.08	46.04	7,264
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANK	100.00	100.00	7,009
BBVA COLOMBIA, S.A.	COLOMBIA	BANK	95.43	95.43	6,484
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANK	76.01	76.00	4,294
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO, S.A.	PUERTO RICO	BANK	100.00	100.00	3,816
FINANZIA, BANCO DE CREDITO, S.A.	SPAIN	BANK	100.00	100.00	7,633
COMPASS SOUTHWEST, LP	UNITED STATES	BANK	100.00	100.00	3,643
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCE	100.00	99.96	1,752
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCE	100.00	99.97	1,883
BBVA IRELAND PUBLIC LIMITED COMPANY	IRELAND	FINANCIAL SERVICES	100.00	100.00	1,200
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANK	98.92	98.93	1,375
UNO-E BANK, S.A.	SPAIN	BANK	100.00	100.00	1,382

D.	Property, Plants and Equipment

We own and rent a substantial network of properties in Spain and abroad, including 3,055 branch offices in Spain and, principally through our various affiliates, 4,411 branch offices abroad as of December 31, 2009. As of December 31, 2009, approximately 77% and 55% of these properties are rented in Spain and abroad, respectively, from third parties pursuant to short-term leases that may be renewed by mutual agreement. The increase in the number of branches leased in Spain is mainly due to the sale and leaseback operation described in Note 16 to the Consolidated Financial Statements. The remaining properties, including most of our major branches and our headquarters, are owned by us.

We purchased through a real estate company of the Group the Parque Empresarial Foresta located in a development area in the north of Madrid from Group Gmp pursuant to an agreement executed on June 19, 2007. The BBVA Group will construct its new corporate headquarters at this location. As of December 31, 2009, the accumulated investment for this project amounted to €451 million.

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

	Average Balance Sheet — Assets and Interest from Earning Assets
	Year Ended			Year Ended			Year Ended
	December 31, 2009			December 31, 2008			December 31, 2007
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Yield(1)	Balance	Interest	Yield(1)	Balance	Interest	Yield(1)
	(In millions of euro, except percentages)

Assets
Cash and balances with central banks	18,638	253	1.36%	14,396	479	3.33%	16,038	458	2.86%
Debt securities, equity instruments and derivatives	138,030	4,207	3.05%	118,356	4,659	3.94%	107,236	4,386	4.09%
Loans and receivables	355,121	19,194	5.40%	352,727	25,087	7.11%	315,156	21,067	6.68%
Loans and advances to credit institutions	26,152	697	2.66%	31,229	1,367	4.38%	39,509	1,777	4.50%
In euro(2)	16,191	353	2.18%	21,724	933	4.29%	29,522	1,138	3.85%
In other currencies(3)	9,962	344	3.45%	9,505	434	4.57%	9,987	639	6.40%
Loans and advances to customers	328,969	18,498	5.62%	321,498	23,720	7.38%	275,647	19,290	7.00%
In euro(2)	222,254	9,262	4.17%	218,634	13,072	5.98%	201,045	10,747	5.35%
In other currencies(3)	106,715	9,236	8.65%	102,864	10,648	10.35%	74,602	8,543	11.45%
Other financial income	—	120	—	—	179	—	—	265	—
Non-earning assets	31,180	—	—	32,377	—	—	22,770	—	—

Total average assets	542,969	23,775	4.38%	517,856	30,404	5.87%	461,200	26,176	5.68%

(1)	Rates have been presented on a non-taxable equivalent basis.

(2)	Amounts reflected in euro correspond to predominantly domestic activities.

(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

	Average Balance Sheet — Liabilities and Interest Paid on Interest Bearing Liabilities
	Year Ended			Year Ended			Year Ended
	December 31, 2009			December 31, 2008			December 31, 2007
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Yield(1)	Balance	Interest	Yield(1)	Balance	Interest	Yield(1)
	(In millions of euro, except percentages)

Liabilities
Deposits from central banks and credit institutions	74,017	2,143	2.89%	77,159	3,809	4.94%	65,822	3,470	5.27%
In euro	35,093	967	2.75%	32,790	1,604	4.89%	27,388	1,261	4.60%
In other currencies	38,924	1,176	3.02%	44,369	2,205	4.97%	38,434	2,209	5.75%
Customer deposits	249,106	4,056	1.63%	237,387	8,390	3.53%	205,740	7,013	3.41%
In euro(2)	116,422	1,326	1.14%	115,166	3,765	3.27%	109,605	3,133	2.86%
In other currencies(3)	132,684	2,730	2.06%	122,221	4,625	3.78%	96,135	3,880	4.04%
Debt securities and subordinated liabilities	120,228	3,098	2.58%	119,249	6,100	5.12%	116,247	5,658	4.87%
In euro(2)	91,730	2,305	2.51%	96,764	5,055	5.22%	99,612	4,675	4.69%
In other currencies(3)	28,498	793	2.78%	22,485	1,045	4.65%	16,635	983	5.91%
Other financial costs	—	596	—	—	418	—	—	408	—
Non-interest-bearing liabilities	70,020	—	—	56,867		—	48,776	—	—
Equity	29,598	—	—	27,194		—	24,615	—	—

Total average liabilities	542,969	9,893	1.82%	517,856	18,717	3.61%	461,200	16,548	3.59%

(1)	Rates have been presented on a non-taxable equivalent basis.

(2)	Amounts reflected in euro correspond to predominantly domestic activities.

(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates changes in our net interest income between changes in volume and changes in rate for 2009 compared to 2008, and 2008 compared to 2007. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period during which they are due. Loan fees were included in the computation of interest income.

	2009/2008
	Increase (Decrease) Due to Changes in
	Volume(1)	Rate(1)(2)	Net Change
	(In millions of euros)

Interest income
Cash and balances with central bank	141	(366)	(225)
Debt securities, equity instruments and derivatives	774	(1,226)	(452)
Loans and advances to credit institutions	(222)	(449)	(671)
In euros	(238)	(342)	(580)
In other currencies	21	(112)	(91)
Loans and advances to customers	551	(5,774)	(5,222)
In euros	216	(4,027)	(3,810)
In other currencies	396	(1,725)	(1,412)
Other financial income	—	(59)	(59)

Total income	1,474	(8,104)	(6,630)
Interest expense
Deposits from central banks and credit institutions	(155)	(1,512)	(1,667)
In euros	113	(750)	(637)
In other currencies	(271)	(759)	(1,029)
Customer deposits	414	(4,348)	(4,334)
In euros	41	(2,094)	(2,439)
In other currencies	396	(2,291)	(1,895)
Debt certificates and subordinated liabilities	50	(3,052)	(3,002)
In euros	(263)	(2,481)	(2,744)
In other currencies	280	(537)	(258)
Other financial costs	—	178	178

Total expense	908	(9,733)	(8,825)

Net interest income	567	1,629	2,196

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.

(2)	Rates have been presented on a non-taxable equivalent basis.

	2008/2007
	Increase (Decrease) Due to Changes in
	Volume(1)	Rate(1)(2)	Net Change
	(In millions of euros)

Interest income
Cash and balances with central bank	(46)	66	21
Debt securities, equity instruments and derivatives	468	(195)	273
Loans and advances to credit institutions	(368)	(41)	(409)
In euros	37	(242)	(205)
In other currencies	(29)	(175)	(204)
Loans and advances to customers	3,270	1,159	4,430
In euros	698	1,627	2,325
In other currencies	3,269	(1,164)	2,105
Other financial income	—	(86)	(86)

Total income	3,297	932	4,229
Interest expense
Deposits from central banks and credit institutions	609	(269)	340
In euros	253	91	344
In other currencies	348	(351)	(3)
Customer deposits	1,101	277	1,377
In euros	167	493	660
In other currencies	1,066	(321)	745
Debt certificates and subordinated liabilities	162	281	443
In euros	(142)	522	380
In other currencies	349	(287)	62
Other financial costs	—	10	10

Total expense	2,084	86	2,170

Net interest income	1,213	846	2,059

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.

(2)	Rates have been presented on a non-taxable equivalent basis.

Interest Earning Assets — Margin and Spread

The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the years indicated.

	Year Ended December 31,
	2009	2008	2007
	(In millions of euros, except %)

Average interest earning assets	511,789	485,479	438,430
Gross yield(1)	4.65%	6.17%	5.89%
Net yield(2)	4.38%	5.78%	5.60%
Net interest margin(3)	2.71%	2.41%	2.20%
Average effective rate paid on all interest-bearing liabilities	2.23%	4.31%	4.27%
Spread(4)	2.41%	1.86%	1.62%

(1)	Gross yield represents total interest income divided by average interest earning assets.

(2)	Net yield represents total interest income divided by total average assets.

(3)	Net interest margin represents net interest income as percentage of average interest earning assets.

(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS

Interest-Bearing Deposits in Other Banks

As of December 31, 2009, interbank deposits represented 3.72% of our assets. Of such interbank deposits, 29.70% were held outside of Spain and 70.30% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. Such deposits, however, are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of December 31, 2009, our securities were carried on our consolidated balance sheet at a carrying amount of €109,413 million, representing 20.45% of our assets. €33,688 million, or 30.80%, of our securities consisted of Spanish Treasury bonds and Treasury bills. Our holdings of Spanish government debt increased significantly year-on-year as such debt had an attractive risk — return profile in light of the financial crisis. The average yield during 2009 on investment securities that BBVA held was 3.88%, compared to an average yield of approximately 5.40% earned on loans and receivables during 2009. The market or appraised value of our total securities portfolio as of December 31, 2009, was €109,429 million. See Notes 10, 12 and 14 to the Consolidated Financial Statements. For a discussion of our investments in affiliates, see Note 17 to the Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1.a and 8 to the Consolidated Financial Statements.

The following table analyzes the carrying amount and market value of our ownership of debt securities and equity securities as of December 31, 2009, December 31, 2008 and December 31, 2007. Trading portfolio and investments in affiliated companies consolidated under the equity method are not included in the tables below because the amortized costs and fair values of these items are the same. See Note 10 to the Consolidated Financial Statements

	December 31, 2009		December 31, 2008		December 31, 2007
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value
	(In millions of euros)

DEBT SECURITIES
AVAILABLE FOR SALE PORTFOLIO
Domestic	24,577	24,869	11,743	11,910	10,088	10,161
Spanish government	18,312	18,551	6,233	6,371	5,226	5,274
Other debt securities	6,265	6,318	5,510	5,539	4,862	4,887
International	31,868	32,202	28,108	27,920	26,725	27,175
United States	6,804	6,805	10,573	10,442	9,051	9,056
U.S. Treasury and other U.S. government agencies	414	416	444	444	60	61
States and political subdivisions	214	221	382	396	515	518
Other debt securities	6,176	6,168	9,747	9,602	8,476	8,477
Other countries	25,064	25,397	17,535	17,478	17,674	18,119
Securities of other foreign governments	17,058	17,363	9,624	9,653	10,844	11,278
Other debt securities	8,006	8,034	7,911	7,825	6,830	6,841

TOTAL AVAILABLE FOR SALE PORTFOLIO	56,445	57,071	39,851	39,830	36,813	37,336

HELD TO MATURITY PORTFOLIO
Domestic	2,626	2,624	2,392	2,339	2,402	2,271
Spanish government	1,674	1,682	1,412	1,412	1,417	1,349
Other debt securities	952	942	980	927	985	922
International	2,811	2,869	2,890	2,882	3,182	3,063

TOTAL HELD TO MATURITY PORTFOLIO	5,437	5,493	5,282	5,221	5,584	5,334

TOTAL DEBT SECURITIES	61,882	62,564	45,133	45,051	42,397	42,670

	December 31, 2009		December 31, 2008		December 31, 2007
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value(1)	Cost	Value(1)	Cost	Value(1)
	(In millions of euros)

EQUITY SECURITIES —
AVAILABLE FOR SALE PORTFOLIO
Domestic	3,683	5,409	3,582	4,675	3,783	7,164
Equity listed	3,657	5,383	3,545	4,639	3,710	7,032
Equity unlisted	26	26	37	36	73	132
International	948	1,041	3,408	3,275	2,841	3,932
United States	641	737	665	654	490	489
Equity listed	16	8	39	28	420	419
Equity unlisted	625	729	626	626	70	70
Other countries	307	304	2,743	2,621	2,351	3,443
Equity listed	250	242	2,545	2,416	2,242	3,346
Equity unlisted	57	62	198	205	109	97

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,631	6,450	6,990	7,950	6,624	11,096

TOTAL EQUITY SECURITIES	4,631	6,450	6,990	7,950	6,624	11,096

TOTAL INVESTMENT SECURITIES	66,513	69,014	52,123	53,001	49,021	53,766

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the year. Appraised values are used for unlisted securities based on our estimate or on unaudited financial statements, when available.

The following table analyzes the maturities of our debt investment and fixed income securities, excluding trading portfolio, by type and geographical area as of December 31, 2009.

	Maturing in One Year or Less		Maturing after One Year to Five Years		Maturing after Five Year to Ten Years		Maturing after Ten Years
	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Total
	(In millions of euros, except %)

AVAILABLE FOR SALE PORTFOLIO
Domestic:
Spanish government	127	4.74	10,536	4.01	5,116	4.13	2,772	5.35	18,551
Other debt securities	576	2.92	4,422	3.50	283	3.75	1,037	2.56	6,318

Total Domestic	703	3.18	14,958	3.85	5,399	4.11	3,809	4.37	24,869

International:
United States:	838	3.59	2,586	4.82	1,597	4.14	1,784	5.19	6,805
U.S. Treasury and other U.S. government securities	223	0.28	53	8.76	—	5.83	140	4.43	416
States and political subdivisions	36	6.53	84	6.44	79	6.37	22	6.45	221
Other debt securities	579	4.76	2,449	4.67	1,518	4.02	1,622	5.24	6,168
Other countries:	2,254	3.59	9,318	4.42	3,614	4.24	10,211	6.61	25,397
Securities of other foreign governments	934	5.47	5,929	5.28	2,454	4.12	8,046	6.97	17,363
Other debt securities	1,320	2.31	3,389	3.12	1,160	4.47	2,165	5.41	8,034

Total International	3,092	3.59	11,904	4.51	5,211	4.21	11,995	6.37	32,202

Total Available for sale	3,795	3.49	26,862	4.12	10,610	4.15	15,804	5.82	57,071

HELD TO MATURITY PORTFOLIO
Domestic:
Spanish government	5	4.00	181	5.21	1,425	3.50	63	4.20	1,674
Other debt securities	50	3.47	486	4.21	294	3.85	122	3.81	952
International:	215	5.66	790	3.77	1,590	4.09	216	3.75	2,811

Total held to maturity	270	5.23	1,457	4.09	3,309	3.81	401	3.84	5,437

TOTAL DEBT SECURITIES	4,065	3.61	28,319	4.12	13,919	4.07	16,205	5.82	62,508

(1)	Rates have been presented on a non-taxable equivalent basis.

Loans and Advances to Credit Institutions

As of December 31, 2009, our total loans and advances to credit institutions amounted to €22,200 million, or 4.15% of total assets. Net of our valuation adjustments, loans and advances to credit institutions amounted to €22,239 million as of December 31, 2009, or 4.16% of our total assets.

Loans and Advances to Customers

As of December 31, 2009, our total loans and leases amounted to €331,087 million, or 61.88% of total assets. Net of our valuation adjustments, loans and leases amounted to €323,442 million as of December 31, 2009, or 60.45% of our total assets. As of December 31, 2009 our loans in Spain amounted to €203,529 million. Our foreign loans amounted to €127,558 million as of December 31, 2009. For a discussion of certain mandatory ratios relating to our loan portfolio, see “— Supervision and Regulation — Liquidity Ratio” and “— Investment Ratio”.

Loans by Geographic Area

The following table analyzes, by domicile of the customer, our net loans and leases as of December 31, 2009:

	As of December 31,
	2009	2008	2007
	(In millions of euros)

Domestic	203,529	208,474	205,287
Foreign
Western Europe	23,333	28,546	23,442
Latin America	61,298	61,978	57,647
United States	37,688	35,498	28,925
Other	5,239	6,826	4,370
Total foreign	127,558	132,848	114,384

Total loans and leases	331,087	341,322	319,671

Valuation adjustments	(7,645)	(6,062)	(6,493)

Total net lending	323,442	335,260	313,178

Loans by Type of Customer

The following table analyzes by domicile and type of customer our net loans and leases for each of the years indicated. The analyses by type of customer are based principally on the requirements of the regulatory authorities in each country.

	As of December 31,
	2009	2008	2007
	(In millions of euros)

Domestic
Government	20,559	17,436	16,013
Agriculture	1,722	1,898	1,987
Industrial	16,805	17,976	18,404
Real estate and construction	36,584	38,632	36,261
Commercial and financial	17,404	17,165	15,220
Loans to individuals	87,948	88,712	88,853
Lease financing	6,547	7,702	7,698
Other	15,960	18,953	20,851

Total domestic	203,529	208,474	205,287
Foreign
Government	5,660	5,066	5,052
Agriculture	2,202	2,211	1,750
Industrial	25,993	28,600	21,518
Real estate and construction	19,183	15,890	18,895
Commercial and financial	23,310	27,720	21,151
Loans to individuals	38,540	39,178	32,609
Lease financing	1,675	1,683	1,450
Other	10,995	12,500	11,959

Total foreign	127,558	132,848	114,384

Total loans and leases	331,087	341,322	319,671
Valuation adjustments	(7,645)	(6,062)	(6,493)

Total net lending	323,442	335,260	313,178

The following table sets forth a breakdown, by currency, of our net loan portfolio for 2009, 2008 and 2007.

	As of December 31,
	2009	2008	2007
	(In millions of euros)

In euros	217,537	226,855	219,226
In other currencies	105,905	108,405	93,952

Total net lending	323,442	335,260	313,178

As of December 31, 2009, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €613 million, compared to €507 million as of December 31, 2008. Loans outstanding to the Spanish government and its agencies amounted to €20,818 million, or 6.29% of our total loans and leases as of December 31, 2009, compared to €17,770 million, or 5.21% of our total loans and leases as of December 31, 2008. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our two largest borrowers as of December 31, 2009, excluding government-related loans, amounted to €11,067 million or approximately 3.34% of our total outstanding loans and leases. As of December 31, 2009 there did not exist any concentration of loans exceeding 10% of our total outstanding loans and leases, other than by category as disclosed in the chart above.

Maturity and Interest Sensitivity

The following table sets forth an analysis by maturity of our total loans and leases by domicile of the office that issued the loan and type of customer as of December 31, 2009. The determination of maturities is based on contract terms.

	Maturity
		Due after
	Due in	One Year
	One Year	through	Due after
	or Less	Five Years	Five Years	Total
	(In millions of euros)

Domestic:
Government	8,329	5,903	6,327	20,559
Agriculture	684	634	403	1,722
Industrial	12,241	3,204	1,361	16,805
Real estate and construction	15,393	9,647	11,543	36,584
Commercial and financial	9,098	5,378	2,928	17,404
Loans to individuals	10,965	17,116	59,867	87,948
Lease financing	607	2,698	3,242	6,547
Other	10,175	3,158	2,627	15,960

Total Domestic	67,494	47,737	88,298	203,529

Foreign:
Government	996	2,665	1,998	5,660
Agriculture	1,073	964	166	2,202
Industrial	7,349	14,873	3,772	25,993
Real estate and construction	8,840	7,262	3,081	19,183
Commercial and financial	11,498	7,770	4,042	23,310
Loans to individuals	3,364	9,368	25,808	38,540
Lease financing	343	1,066	266	1,675
Other	4,855	3,384	2,757	10,995

Total Foreign	38,318	47,351	41,889	127,558

Total Loans and Leases	105,811	95,088	130,188	331,087

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of December 31, 2009.

	Interest Sensitivity of
	Outstanding Loans and Leases
	Maturing in More Than One Year
	Domestic	Foreign	Total
	(In millions of euros)

Fixed rate	18,889	37,350	56,239
Variable rate	117,146	51,891	169,037

Total loans and leases	136,035	89,241	225,276

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

	As of December 31,
	2009	2008	2007	2006	2005
	(In millions of euros, except %)

Loan loss reserve at beginning of period:
Domestic	3,766	3,459	3,734	3,079	2,374
Foreign	3,740	3,685	2,690	2,511	2,248

Total loan loss reserve at beginning of period	7,505	7,144	6,424	5,590	4,622

Loans charged off:
Government and other Agencies	—	—	—	—	—
Real estate and loans to individuals	(936)	(639)	(361)	(255)	(138)
Commercial and financial	(30)	(16)	(7)	(2)	(76)
Other	—	—	—	—	—
Total Domestic	(966)	(655)	(368)	(257)	(214)
Foreign	(2,876)	(1,296)	(928)	(289)	(452)

Total loans charged off	(3,842)	(1,951)	(1,296)	(546)	(666)

Provision for loan losses:
Domestic	3,079	953	807	883	624
Foreign	2,307	2,035	1,321	778	196

Total provision for loan losses	5,386	2,988	2,128	1,661	820
Acquisition and disposition of subsidiaries	—	—	250	69	144
Effect of foreign currency translation	(29)	(487)	(420)	(333)	370
Other	(216)	(189)	58	(17)	300

Loan loss reserve at end of period:
Domestic	4,853	3,766	3,459	3,734	3,079
Foreign	3,952	3,740	3,685	2,690	2,511
Total loan loss reserve at end of period	8,805	7,505	7,144	6,424	5,590
Loan loss reserve as a percentage of total loans and leases at end of period	2.54%	2.03%	2.12%	2.30%	2.24%
Net loan charge-offs as a percentage of total loans and leases at end of period	1.11%	0.53%	0.38%	0.20%	0.27%

Our loan loss reserves as a percentage of total loans and leases increased significantly from 2.03% as of December 31, 2008, to 2.54% as of December 31, 2009, principally due to an 80.30% increase in provisions, which more than offset the 97.01% increase in loans charged off during the period. The increase in loans charged off during 2009 was primarily due to a significant increase in loans charged off in our United States business and Spain and Portugal business area, which was primarily related to the worsening of the financial situation of certain groups of customers due to a less favorable macroeconomic environment. If loan charge offs continue to increase, additional provisions will be necessary to maintain our loan loss reserve as a percentage of total loans and leases.

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

Substandard Loans

We classify loans as substandard loans in accordance with the requirements of EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 in respect of “impaired loans”. As we described in Note 2.2.1.b) to the Consolidated Financial Statements, loans are considered to be impaired loans, and accrual of the interest thereon is suspended, when there are reasonable doubts that the loans will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions. In addition, all loans that are 90 days past due, even if well-collateralized and in the process of being collected are automatically considered non-accrual if they are classified as substandard loans.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

Interest on all of our substandard non-accrual loans is not credited to income until actually collected. The aggregated amount of gross interest income that would have been recorded in respect of our substandard loans as of December 31, 2009, 2008 and 2007 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €1,485 million, €1,042 million and €880 million, respectively.

Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet repaid. The approximate amount of interest income on our substandard loans which was included in net income attributed to parent company in 2009, 2008, 2007, 2006 and 2005 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €192.3 million, €149.7 million, €158.3 million, €130.7 million and €148.1 million, respectively.

The following table provides information regarding our substandard loans for periods indicated:

	As of December 31,
	2009	2008	2007	2006	2005
	(In millions of euros, except %)

Substandard loans:
Domestic	11,134	5,700	1,590	1,105	850
Public sector	61	79	116	127	33
Other resident sectors	10,911	5,483	1,435	954	721
Non-resident sector	162	138	38	24	96
Foreign	4,178	2,840	1,776	1,394	1,497
Public sector	25	22	57	86	89
Other resident sectors	1	—	—	—	73
Non-resident sector	4,152	2,818	1,718	1,308	1,335

Total substandard loans	15,312	8,540	3,366	2,500	2,347

Total loan loss reserve	(8,805)	(7,505)	(7,144)	(6,424)	(5,589)

Substandard loans net of reserves	6,507	1,035	(3,778)	(3,925)	(3,242)
Substandard loans as a percentage of total loans and receivables (net)	4.42%	2.31%	1.00%	0.89%	0.94%
Substandard loans (net of reserves) as a percentage of total loans and receivables (net)	1.88%	0.28%	(1.12)%	(1.40)%	(1.30)%

Our total substandard loans amounted to €15,312 million as of December 31, 2009, a 79% increase compared to €8,540 million as of December 31, 2008, principally due to an increase in substandard loans to customers in Spain generally due to the adverse macroeconomic environment. As a result of the significant increase in total substandard loans described above, our substandard loans as a percentage of total loans and receivables (net) increased from 2.31% as of December 31, 2008 to 4.42% as of December 31, 2009.

As mentioned in Note 2.2.1.b) to the Consolidated Financial Statements, our loan loss reserve include loss reserve for impaired assets and loss reserve for not impaired assets but which presents an inherent loss. As of December 31, 2009, the loss reserve for impaired assets amounted to €5,930 million, a 81% increase compared to €3,274 million as of December 31, 2008, due to the aforementioned increase in substandard loans. As of December 31, 2009, the loss reserve for not impaired assets amounted to €2,875 million, a 32% decrease compared to €4,231 million as of December 31, 2008, due to the lower volume of new operations and the higher quality of the assets that remain in this category.

For this reason, our loan loss reserves (including loss reserve for impaired and not impaired assets) as a percentage of substandard loans as of December 31, 2009 declined to 57.51% from 87.89% as of December 31, 2008, principally due to the decrease in loss reserve related to not impaired assets mentioned above.

We historically have experienced higher substandard loans in our Latin American operations, as a percentage of total loans, than in our Spanish operations and actively monitor the higher risk profile of the loan portfolios of our Latin American operations. However, as of December 31, 2009 and 2008, substandard loans in Spain as a percentage of total loans in Spain exceeded the comparable percentages in our South America business area.

The following table provides information, by domicile and type of customer, regarding our substandard loans and the loan loss reserves to customers taken for each substandard loan category, as of December 31, 2009.

			Substandard
			Loans as a
		Loan	Percentage
	Substandard	Loss	of Loans in
	Loans	Reserve	Category
	(In millions of euros, except %)

Domestic:
Government	61	7	0.30%
Agricultural	82	28	4.74%
Industrial	686	283	4.08%
Real estate and construction	5,634	1,726	15.40%
Commercial and financial	913	333	5.24%
Loans to individuals	3,284	787	3.73%
Other	475	118	2.11%

Total domestic	11,134	3,282	5.47%

Total foreign	4,178	2,648	3.28%

General reserve	—	2,875	—

Total	15,312	8,805	4.62%

Foreign Country Outstandings

The following tables sets forth, as of the end of the years indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of December 31, 2009, December 31, 2008 and December 31, 2007. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico and United States.

	As of December 31,
	2009		2008		2007
		% of		% of		% of
		Total		Total		Total
	Amount	Assets	Amount	Assets	Amount	Assets
	(In millions of euros, except %)

OECD
United Kingdom	6,619	1.24%	7,542	1.39	6,201	1.23
Mexico	3,218	0.60%	4,644	0.86	2,812	0.56
Other OECD	5,761	1.08%	6,514	1.20	6,134	1.22

Total OECD	15,598	2.92%	18,700	3.45	15,147	3.02
Central and South America	3,296	0.62%	4,092	0.75	3,345	0.67
Others	4,657	0.87%	5,676	1.05	4,810	0.96

Total	23,551	4.40%	28,468	5.25	23,302	4.64

The following tables set forth the amounts of our cross-border outstandings as of December 31 of each year indicated by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets.

		Banks and
		Other	Commercial,
		Financial	Industrial
	Governments	Institutions	and Other	Total
	(In millions of euros)

As of December 31, 2009
Mexico	3	3	3,212	3,218
United Kingdom	—	4,933	1,686	6,619

Total	3	4,936	4,898	9,837

As of December 31, 2008
Mexico	4	228	4,412	4,644
United Kingdom	—	5,113	2,429	7,542

Total	4	5,341	6,841	12,186

As of December 31, 2007
Mexico	26	133	2,653	2,812
United Kingdom	—	3,450	2,751	6,201

Total	26	3,583	5,404	9,013

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

The following table shows the minimum required reserves with respect to each category of country for BBVA’s level of coverage as of December 31, 2009.

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

Our exposure to borrowers in countries with difficulties (the last four categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €321 million, €334 million and €1,213 million as of December 31, 2009, 2008 and 2007, respectively. These figures do not reflect loan loss reserves of 30.53%, 14.07% and 10.88%, respectively, against the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of December 31, 2009 did not in the aggregate exceed 0.06% of our total assets.

The country-risk exposures described in the preceding paragraph as of December 31, 2009, 2008 and 2007 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of December 31, 2009, 2008 and 2007 amounted to $14 million, $32 million and $54 million, respectively (approximately €10 million, €23 million and €37 million, respectively, based on a euro/dollar exchange rate on December 31, 2009 of $1.00 = €0.69, on December 31, 2008 of $1.00 = €0.72, and on December 31, 2007 of $1.00 = €0.68).

LIABILITIES

Deposits

The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated.

	As of December 31, 2009
		Bank of Spain and	Other
	Customer	Other Central	Credit
	Deposits	Banks	Institutions	Total
	(In millions of euros)

Total domestic	97,023	15,352	7,692	120,067
Foreign:
Western Europe	22,199	3,945	20,472	46,616
Latin America	63,027	423	11,857	75,307
United States	67,986	948	6,572	75,506
Other	3,148	428	2,352	5,928

Total foreign	156,360	5,744	41,253	203,357

Total	253,383	21,096	48,945	323,424

	As of December 31, 2008
		Bank of Spain and	Other
	Customer	Other Central	Credit
	Deposits	Banks	Institutions	Total
	(In millions of euros)

Total domestic	105,146	6,132	6,220	117,498
Foreign:
Western Europe	26,341	5,524	20,293	52,158
Latin America	57,193	844	10,987	69,024
United States	56,185	4,061	9,297	69,543
Other	8,860	201	2,776	11,837

Total foreign	148,579	10,630	43,353	202,562

Total	253,725	16,762	49,573	320,061

	As of December 31, 2007
		Bank of Spain and	Other
	Customer	Other Central	Credit
	Deposits	Banks	Institutions	Total
	(In millions of euros)

Total domestic	96,867	24,078	9,276	130,221
Foreign:
Western Europe	15,935	1,705	17,300	34,940
Latin America	58,368	43	18,218	76,629
United States	37,985	1,284	10,811	50,080
Other	8,937	146	4,790	13,873

Total foreign	121,225	3,178	51,119	175,522

Total	218,092	27,256	60,395	305,743

For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 23 to the Consolidated Financial Statements.

As of December 31, 2009, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 (approximately €69,416 considering the noon buying rate as of December 31, 2009) or greater was as follows:

	As of December 31, 2009
	Domestic	Foreign	Total
	(In millions of euros)

3 months or under	7,943	56,633	64,577
Over 3 to 6 months	2,382	11,556	13,938
Over 6 to 12 months	3,132	3,368	6,499
Over 12 months	6,790	4,359	11,149

Total	20,247	75,917	96,164

Time deposits from Spanish and foreign financial institutions amounted to €30,608 million as of December 31, 2009, substantially all of which were in excess of $100,000 (approximately €69,416 considering the noon buying rate as of December 31, 2009).

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of December 31, 2009, 2008 and 2007, see Note 23 to the Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of December 31, 2009, 2008 and 2007.

	2009		2008		2007
		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate
	(In millions of euro, except %)

Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of December 31	26,171	2.43%	28,206	4.66%	39,902	5.20%
Average during year	30,811	2.71%	34,729	5.62%	42,770	5.13%
Maximum quarter-end balance	28,849	—	34,202	—	44,155	—
Bank promissory notes:
As of December 31	29,578	0.50%	20,061	3.70%	5,810	3.69%
Average during year	27,434	1.28%	15,661	4.57%	6,975	3.96%
Maximum quarter-end balance	30,919	—	20,061	—	7,133	—
Bonds and Subordinated debt:
As of December 31	13,236	2.54%	13,565	4.66%	11,281	4.49%
Average during year	14,820	3.20%	12,447	5.18%	12,147	5.21%
Maximum quarter-end balance	15,609	—	15,822	—	15,761	—
Total short-term borrowings as of December 31	68,985	1.62%	61,832	4.35%	56,993	4.91%

Return on Equity

The following table sets out our return on equity ratios:

	As of or for the
	Year Ended
	December 31,
	2009	2008	2007
	(in %)

Return on equity(1)	16.0	21.5	34.2
Return on assets(2)	0.85	1.04	1.39
Dividend pay-out ratio(3)	37.4	46.0	44.4
Equity to assets ratio(4)	5.49	4.90	4.95

(1)	Represents net income attributed to parent company for the year as a percentage of average equity for the year.

(2)	Represents net income attributed to parent company as a percentage of average total assets for the year.

(3)	Represents dividends paid as a percentage of net income attributed to parent company.

(4)	Represents total equity over total assets.

The decrease produced in return on equity during 2009 is due to the increase in average equity in 2009, combined with the 14.67% decline in net income in 2009 compared with 2008.

F.	Competition

The commercial banking sector in Spain has undergone significant consolidation. In the majority of the markets where we provide financial services, the Banco Santander Group is our strongest competitor.

We face strong competition in all of our principal areas of operations. The deregulation of interest rates on deposits in the past decade led to increased competition for large demand deposits in Spain and the widespread promotion of interest-bearing demand deposit accounts and mutual funds. The capturing of customer funds in Spain had been characterized for several years by a large shift of deposits into mutual funds. However, since 2006 we have experienced a reverse shift of mutual funds into deposits. As of December 31, 2006, mutual fund assets under management grew by 3.5% compared to December 31, 2005. As of December 31, 2007 such assets decreased by 6.1% compared to December 31, 2006, as of December 31, 2008 they decreased by 29.8% compared to December 31, 2007 and as December 31, 2009 they decreased by 3.0% compared to December 31, 2008. The trend in deposits has been favorable and deposits in the banking sector increased by 14% as of December 31, 2007 compared to December 31, 2006, 13% as of December 31, 2008 compared to December 31, 2007 and 2% as of December 31, 2009, compared to December 31, 2008.

Spanish savings banks, many of which have receive financial or other support from the Spanish government, and money market mutual funds provide strong competition for savings deposits, which form an important part of our deposit base, and, in the case of savings banks, for other retail banking services. Credit cooperatives, which are active principally in rural areas, where they provide savings bank and loan services and related services such as the financing of agricultural machinery and supplies, are also a source of competition. In Spain, competition distortions in the term deposits market have intensified, and this situation is expected to continue due to the liquidity needs of some financial institutions, which are offering high interest rates

The market turmoil triggered by defaults on subprime mortgages in the United States significantly disrupted first the liquidity of financial institutions and markets and subsequently, the real economy. Wholesale and interbank markets are only open to a limited number of financial institutions, there is no international demand for securities with public guarantee, and the spread on Spanish Residential Mortgage-Backed Security (RMBSs) and sovereign risk keeps well above the pre-crisis levels. In this adverse and uncertain economic environment, the world economy is facing a lengthy adjustment and de-leveraging process that will be costly in terms of activity and employment.

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

The EU Directive on Investment Services took effect on December 31, 1995. The EU Directive permits all brokerage houses authorized to operate in other member states of the EU to carry out investment services in Spain. Although the EU Directive is not specifically addressed to banks, it affects the activities of banks operating in Spain. Besides, several initiatives have been implemented recently in order to facilitate the creation of a Pan-European financial market. For example, SEPA (Single Euro Payments Area) is a major project which aims at replacing all existing payment systems — organized by the Member States with new, Pan-Euro systems and it is currently being implemented and the MiFID project (Markets in Financial Instruments Directive) aims to create a European framework for investment services.

Foreign banks also have a strong presence in Spain. As of December 31, 2009, approximately 130 foreign banks, of which 88 were branches, operated in Spain and several foreign banks have acquired small and medium-sized Spanish banks.

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

Framed by this general philosophy, the following measures were passed into law in Spain during the fourth quarter of 2008 and 2009:

•	Royal Decree-Law 6/2008, of October 10, creating the Spanish Financial Asset Acquisition Fund (FAAF), and Order EHA/3118/2008, dated October 31, enacting this Royal Decree. The purpose of the fund, which is managed by Spain’s Economy Ministry and has an initial endowment of €30 billion, which can be increased to €50 billion, is to acquire, with public financing and based on market criteria via auctions, financial instruments issued by Spanish banks and savings and loans (cajas de ahorro) and securitization funds containing Spanish assets, secured by loans extended to individuals, companies and non-financial corporates.

•	Royal Decree-Law 7/2008, of October 13, on Emergency Economic Measures in connection with the Concerted Euro Area Action Plan, and Order EHA/3364/2008, dated November 21, enacting article 1 of the aforementioned Royal Decree, including the following measures:

•	The extension of state guarantees to secure bills, debentures and bonds issued by credit entities resident in Spain since October 14, 2008. Debt issued which takes advantage of this state guarantee must form part of individual operations or issuance programs; not be subordinated or secured by any other class of guarantee; be traded on official Spanish secondary markets; mature within three months and three years (although this maturity can be extended to five years subject to prior notification to the Bank of Spain); be fixed or floating rate (subject to special conditions for floating-rate debt); be repaid in a single installment at maturity; not have any options or other derivatives attached to them; and have a nominal value of €10 million or more. The deadline for issuing debt eligible for state guarantees was December 31, 2009 and the total amount of guarantees that can be extended is €100 billion. The government extended the time period to use the remaining resources (€64 billion) until June 2010.

•	Authorization, on an exceptional basis, until December 31, 2009, for the Spanish Economy Ministry to acquire securities, including preferred shares and other non-voting equity instruments, issued by credit entities resident in Spain that need to reinforce their capital and so request.

•	Royal Decree-Law 09/2009, of June 26, creating the Fondo de Reestructuración Ordenada Bancaria (FROB). FROB was created under the management of the Bank of Spain. It has two functions: the management of credit institutions’ restructuring processes and the strengthening of capital in certain merger processes. It has been approved by European authorities up to June 2010, but no deal has been closed up to now.

On 28 January 2010, the European Commission approved until June 30, 2010 a Spanish recapitalization scheme for banks aimed at enhancing the strength and solvency of credit institutions, the Fondo de Reestructuración Ordenada Bancaria (FROB).

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

In the United States, where we operate through BBVA Compass, the competitive landscape has also been significantly affected by the financial crisis. The US banking industry has experienced significant impairment on its assets in 2009, which will result in continuing losses in select product categories and slow loan growth in 2010. Data published by the FDIC in the fourth quarter of 2009 suggested that banking industry write-offs increased by $52.1 billion quarter-on-quarter from $131 billion in the third quarter of 2009 to $183.8 billion in the fourth quarter of 2009 and the total number of problem list institutions rose to 702. Mortgage delinquency rates, which advanced to 10.85% in the fourth quarter of 2009 from 9.52% in the third quarter of 2009, continue to present challenges to the banking industry nearly one year after the height of the financial crisis. Domestic loan levels at commercial banks generally declined as banks continued to progress in deleveraging. Certain types of loans, such as commercial and industrial and commercial real estate, grew at rapid rates in the pre-crisis years and now must readjust to a new economic environment. In particular, the level of outstanding residential construction loans declined by roughly half between the second quarter of 2008 and the fourth quarter of 2009. The correction is most striking in commercial and industrial loans, which showed year-on-year growth of 20% at the end of 2007 but recently declined by 18.3% at the end of 2009 compared to 2008. Commercial real estate loans similarly grew at double digit rates in the years prior to 2008 and now are only beginning a lengthy loan balance decline. We expect declines in commercial real estate loan balances and increases in commercial real estate write-off rates during 2010. The write-off rate on commercial and industrial loans and consumer loans is expected to improve over the course of 2010, with consumer lending beginning to demonstrate slow growth at the end of 2010.

In Mexico, where we operate through BBVA Bancomer, the banking industry remained relatively solvent throughout the financial crisis, although loan delinquency rates increased during 2009, especially those related consumer finance and mortgages. The relative strength of the Mexican banking industry can be tied to several factors. In general, banks in Mexico did not invest heavily in assets linked to the U.S. mortgage market; maintained high capitalization levels, coming from maximum levels observed between 2005 and 2007; generally funded themselves through internal sources in local currency; and were subjected to prudent supervision and regulation by the banks’ supervisor (Comisión Nacional Bancaria y de Valores, CNBV) who maintained capital ratio requirements above international standards and increased loan loss provisions for consumer credit. However, past-due payment rates increased in 2009 at 3.1% as of December 31, 2009 for the industry as a whole and higher rates for consumer finance and mortgages. In 2010, we expect loan demand to start reactivating and delinquency rates to start ameliorating.

In Mexico, changes in banking regulation could have a significant potential impact on profits. Authorities have closely followed international trends and during 2009 they mandated increased loan loss provisions for consumer loans, and indicated that stricter loss provisions for housing loans will be enacted during 2010. Rules to limit loans to firms within a certain financial group (préstamos relacionados) are under discussion as well, and we expect that such limits will impact some banks of the system with strong connections with retail stores (for example, Inbursa and Banco Azteca). In addition, authorities have strengthened the measures to improve transparency and information about financial services by enacting new legislation that gives more powers to the central bank (Banco de México) to regulate interest rates and bank fees. It also gives more powers to the financial services consumer protection agency (Comisión Nacional para la Defensa de los Usuarios de los Servicios Financieros, Condusef) to set information requirements for bank account statements, product publicity, and contracts, and to improve financial education. The consolidation and restructuring of some non banking financial intermediaries (Sofoles) will imply that some of them will go out of business or be acquired. Along these lines, the mortgage arm of BBVA-Bancomer (Hipotecaria Nacional) acquired the portfolio of certain Sofoles last year.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The early part of 2009 was characterized by a widespread decline in terms of activity and employment, which moved toward relative stabilization as the year progressed and, in some cases, signs of early economic growth appeared toward the end of the year, although such improvements varied widely by country. Those countries which successfully implemented special government stimulus packages, both in terms of monetary and fiscal policy, appeared to emerge from recession more rapidly especially in the second half of 2009.

The first half of 2009 was largely a continuation of the adjustment that started at the end of 2008, with significant declines in activity in most economies, a sharp decline in global trade flows and financial markets with continued volatility and instability, despite tentative signs of recovery. Against this background of almost-widespread market failure, countercyclical economic policy measures were necessary to break the vicious cycle that began in the fourth quarter of 2009, mainly characterized by risk aversion and the search for safe-haven assets, the liquidity crisis on wholesale finance markets, solvency problems in many financial institutions and, overall, a widespread shrinking of the economy.

With the adoption of largely-expansive fiscal policies in most economies through interest rates at or near zero percent in real terms, central banks began to explore new alternatives for monetary policy. The fall in economic activity levels and the sudden collapse in commodity prices led to a quick drop in inflation rates, which gave central banks room to implement unconventional measures or expand traditional measures as far as possible. The European Central Bank (ECB) continued to slash interest rates to 1.0% and increase full allotment auctions to twelve months. The U.S. Federal Reserve, whose official rate had hit zero, undertook various asset purchase programs.

Moving into the second half of 2009, the set of adopted measures, along with the U.S.’s attitude toward solving the financial problem, was a salutary lesson for international financial markets. The performance of stress tests on the balance sheets of the biggest financial institutions revealed the system’s specific capital requirements, therefore, reducing uncertainty. Certain financial institutions issued unsecured debt and began to repay the capital injections received from the U.S. Treasury Department, which resulted in a loosening of financial tension. The improvement in certain economic indicators consolidated the first signs of “green shoots” which was confirmed with the third quarter results. This growth was backed by the strength of the Asian region, on the restructuring of inventories and on the boost in confidence levels.

In spite of the recovery witnessed in the second half of the year, 2009 ended with a decrease of 2.5% in the United States and 3.9% in the Euro zone, with a negative annual average inflation rate of 0.3% in the United States and around 0.3% in Europe. The wider scope of the U.S. fiscal stimulus program and more perceived determination to tackle the financial crisis will probably lead to higher growth rates than in the Euro zone in 2010. In addition, in Europe the fiscal problems that some economies such as Greece are facing could have a negative effect by significantly increasing the sovereign risk.

As regards the Spanish economy, the decline in gross domestic product, or GDP, will be similar to the Euro zone (−3.6% in Spain and -3.9 in the Euro Zone in 2009), due to the positive contribution from the foreign sector, which behaves counter cyclically (making a positive contribution of 2.6% in 2009 in Spain), and the wider scope of the fiscal stimulus package implemented in relation to Europe. These factors have counteracted some of the pending adjustments which affect the Spanish economy such as job losses, the resizing of the real estate sector and the deleveraging process in the private sector. Average inflation for the year in Spain was negative (−0.3%).

As 2009 drew to a close, it was evident that global growth would be led by the emerging economies in Asia and Latin America, and that growth in developed countries still depended heavily on stimulus packages.

In Mexico, after dealing with the collapse of world trade and the H1N1 influenza pandemic at the start of the year, the results for the end of the year confirm the recovery trend. In addition, the relative strength of employment in comparison to other crises, greater competition and better performance in the United States hint at growth of around 3% for 2010. Other countries in the region are also poised to experience strong growth in 2010, including Brazil, Colombia and Peru.

On the foreign exchange market, after being favored by the safe-haven effect during the first quarter of 2009, the dollar depreciated significantly after the Federal Reserve announced the substantial asset purchase program. Other short-term factors linked to the interest rate spread, along with the diversification of reserves prompted by the debate on the reserve currency status of the US dollar, encouraged this trend.

The average exchange rates for 2009 register year-on-year depreciations for some of the currencies relative to the euro: 13.3% for the Mexican peso, 10.6% for the Argentinean peso, 4.0% for the Colombian peso and 1.9% for the Chilean peso, compared with the previous year. Other currencies have gained ground relative to the euro: 5.4% for the U.S. dollar, 5.4% for the Venezuelan bolivar fuerte and 2.4% for the New Peruvian sol. As a result, the comparison of our net income for 2009 to 2008 is negatively affected by the exchange rate by almost 5 percentage points.

Critical Accounting Policies

The Consolidated Financial Statements as of and for the years ended December 31, 2009, 2008 and 2007 were prepared by the Bank’s directors in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Group’s equity and financial position as of and for the years ended December 31, 2009, 2008 and 2007, and the results of its operations, the changes in consolidated equity and the consolidated cash flows in 2009, 2008 and 2007. The Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group. (See Note 2.2 to the Consolidated Financial Statements).

The Consolidated Financial Statements are presented in accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 applicable at year-end 2009.

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

Although these estimates were made on the basis of the best information available as of December 31, 2009, 2008 and 2007 on the events analyzed, events that take place in the future might make it necessary to revise these estimates (upwards or downwards) in coming years.

The presentation format used under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 vary in certain respects from the presentation format and accounting rules required to be applied under U.S. GAAP and other rules that are applicable to U.S. banks. The tables included in Note 60 to our Consolidated Financial Statements give the effect that application of U.S. GAAP would have on net income attributable to parent company and stockholders’ equity as reported under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

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

Derivatives and other future transactions

These instruments include outstanding foreign currency purchase and sale transactions, outstanding securities purchase and sale transactions, futures transactions relating to securities, exchange rates or interest rates, forward interest rate agreements, options relating to exchange rates, securities or interest rates and various types of financial swaps.

All derivatives are recognized on the balance sheet at fair value from the date of arrangement. If the fair value of a derivative is positive, it is recorded as an asset and if it is negative, it is recorded as a liability. Unless there is evidence to the contrary, it is understood that on the date of arrangement the fair value of the derivatives is equal to the transaction price. Changes in the fair value of derivatives after the date of arrangement are recognized with a balancing entry under the heading “Gains or Losses on Financial Assets and Liabilities” in the consolidated income statement.

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

Financial derivatives designated as hedging items are included in the heading of the balance sheet “Hedging derivatives”. These financial derivatives are valued at fair value.

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

Goodwill is allocated to one or more cash-generating units, or CGUs, expected to benefit from the synergies arising from business combinations. The CGUs units represent the Group’s smallest identifiable business and/or geographical segments as managed internally by its directors within the Group.

The CGUs to which goodwill has been allocated are tested for impairment based on the carrying amount of the unit including the allocated goodwill. Such testing is performed at least annually and whenever there is an indication of impairment.

For the purpose of determining the impairment of a CGU to which a part or all of goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interest, shall be compared with its recoverable amount. The resulting loss shall be apportioned by reducing, firstly, the carrying amount of the goodwill allocated to that unit and, secondly, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This shall be done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. In any case, impairment losses on goodwill can never be reversed.

See Note 2.2.8 to the Consolidated Financial Statements, which contains a summary of our significant accounting policies related to goodwill.

As mentioned in Note 20.1 to the Consolidated Financial Statements, as of December 31, 2009 the Group had performed the goodwill impairment test. The results of the test were estimated impairment losses of €1,097 million in the United States CGU, which were recognized under “Impairment losses on other assets (net) — Goodwill and other tangible assets” in the accompanying income statement for 2009 (Note 50). The impairment loss of this unit is attributed to the adverse effect on the business, financial condition, results of operations and cash flows of our subsidiary BBVA Compass due to the significant decline in economic and credit conditions in the states in which the Group operates in the United States. The valuations were verified by an independent expert not related to the Group or its external auditor.

As mentioned in Note 2.2.8 to the Consolidated Financial Statements, when completing the impairment analysis, the carrying amount of the CGU is compared with its recoverable amount. The United States’ CGU recoverable amount is equal to its value in use. Value in use is calculated as the discounted value of the cash flow projections that management estimates and is based on the latest budgets available for the next three years.

Both the US CGU unit’s fair values and the fair values assigned to its assets and liabilities are based on the estimates and assumptions that the Group’s management deems most likely given the circumstances. However, some changes to the valuation assumptions used could result in differences in the impairment test result. If the discount rate had increased or decreased by 50 basis points, the difference between the carrying amount and its recoverable amount would have increased or decreased by up to €573 million and €664 million, respectively. If the growth rate had increased or decreased by 50 basis points, the difference between the carrying amount and its recoverable amount would have increased or decreased by €555 million and €480 million, respectively.

As of December 31, 2008 and 2007, there were no impairment losses on the goodwill that the Group recognized.

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

Allowance for loan losses

As we describe in Note 2.2.1.b to the Consolidated Financial Statements, a loan is considered to be an impaired loan and, therefore, its carrying amount is adjusted to reflect the effect of its impairment when there is objective evidence that events have occurred which, in the case of loans, give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged. The potential impairment of these assets is determined individually or collectively. The quantification of impairment losses is determined on a collective basis in the following two cases:

•	Assets classified as impaired for customers in which the amount of their operations is less than €1 million.

•	An asset portfolio not currently impaired but which presents an inherent loss, as described in more detail below.

Inherent loss, calculated using statistical procedures, is deemed equivalent to the portion of losses incurred on the date that the accompanying consolidated financial statements are prepared that has yet to be allocated to specific transactions.

The Group estimates collective inherent loss of credit risk corresponding to operations realized by Spanish financial entities of the Group (approximately 67% of the loans and receivables of the Group as of December 31, 2009) using the parameters set by Annex IX of the Bank of Spain’s Circular 4/2004 on the basis of its experience and the Spanish banking sector information regarding the quantification of impairment losses and provisions for insolvencies for credit risk.

Notwithstanding the above, the Group has historic statistical data which it used in its internal ratings models (“IRBs”) that were approved by the Bank of Spain for some portfolios in 2009, albeit only for the purpose of estimating regulatory capital under the new Basel Accord (BIS II). It uses these internal models to calculate the economic capital required in its activities and uses the expected loss concept to quantify the cost of credit risk for incorporation in its calculation of the risk-adjusted return on capital of its operations.

To estimate the collective loss of credit risk corresponding to operations with non-Spanish residents registered in foreign subsidiaries of the Group, the Group applies similar methods and criteria, using the Bank of Spain’s parameters but adapting the default calendars to the particular circumstances of the country. Additionally, in Mexico for consumer loans, credit cards and mortgages portfolios, as well as for credit investment maintained by the Group in the United States (which in the aggregate represent approximately 14% of the loans and receivables of the Group as of December 31, 2009), internal models are used to calculate impairment losses based on the historical experience of the Group. In both of these cases, the provisions required under the Bank of Spain’s Circular 4/2004 standards fall within the range of provisions calculated using the Group’s internal ratings models.

For 2007, the provisions required under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 standards represented the outermost range of acceptable estimates which were calculated using our historical experience. Therefore, those provisions did not represent the best estimate of allowance for loan losses under U.S. GAAP which provided a more moderate estimate within the acceptable range. As a consequence, there was an adjustment in the reconciliation to U.S. GAAP in order to reflect in net income the reversal of the difference of estimates of the provisions recorded under both GAAPs in each year and in stockholders’ equity the differences of estimates of the accumulated allowance for loan losses under both GAAPs.

For the years ended December 31, 2009 and 2008, there are no substantial differences in the calculations made under both EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP because the allowance for loan losses for such years calculated under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 are similar to the best estimates of allowance for loan losses under U.S. GAAP, which is the central scenario determined using internal risk models based on our historical experience. We included an adjustment in the reconciliation of net income for 2008 and thereafter, following such adjustment, the amounts of the allowance for loan losses estimated under both GAAPs were similar

The estimates of the portfolio’s inherent risks and overall recovery vary with changes in the economy, individual industries, countries and individual borrowers’ or counterparties’ ability and willingness to repay their obligations. The degree to which any particular assumption affects the allowance for credit losses depends on the severity of the change and its relationship to the other assumptions.

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

Higher-risk loans

Exposure to subprime credit risk

The application across the BBVA Group of prudent risk policies has resulted in limited exposure to subprime credit risks with respect to mortgage loans, mortgage-backed securities and other securitized financial instruments originated in the United States.

We do not market products specifically to the subprime segment. However, the financial crisis that began in the United States in 2007, and the consequent decline in economic conditions and decreased ability to pay on the part of certain borrowers, has implied a downgrade in their respective credit ratings. It is important to note, however, that the classification of a financial instrument as a “subprime credit risk” does not necessarily signify that such financial instrument is either past due or impaired or that we have not assigned such financial instrument a “high” or “very high” estimate of recoverability.

As of December 31, 2009, mortgage loans originated in the United States to customers whose creditworthiness had dropped below the “subprime” level totaled €513 million, representing 0.16% of the Group’s loans and advances to customers Of this amount, €66 million was past due or impaired as of December 31, 2009.

In addition, as of December 31, 2009, the net carrying amount of structured credit instruments with underlying subprime assets was €13 million (see Note 8 to the Consolidated Financial Statements), of which 85% have a high credit rating from the main rating agencies operating in the market.

Structured credit instruments

As of December 31, 2009, the carrying amount of structured credit instruments on the Group’s balance sheet was €4,403 million, of which the majority is guaranteed by agencies and insurance companies. Of this total, €615 million were recognized under “Financial assets held for trading”, €380 million recognized in “Financial instruments at fair value through profit or loss and €3,408 million under “Available for sale financial assets”.

The valuation methods of this kind of financial product are described in Note 8 to the Consolidated Financial Statements, “Fair value of financial instruments” in the Consolidated Financial Accounts.

A.	Operating Results

Factors Affecting the Comparability of our Results of Operations and Financial Condition

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivars fuerte and New Peruvian Soles. For example, if Latin American currencies and the U.S. dollar depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same or improved relative to the prior period. Accordingly, declining exchange rates may limit the ability of our results of operations, stated in euro, to fully describe the performance in local currency terms of our subsidiaries. By contrast, the appreciation of Latin American currencies and the U.S. dollar against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements.

The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Consolidated Financial Statements. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies and the U.S. dollar against the euro, expressed in local currency per €1.00 for 2009, 2008 and 2007 and as of December 31, 2009, 2008 and 2007 according to the European Central Bank (“ECB”).

	Average Exchange Rates			Period-end Exchange Rates
	Year Ended	Year Ended	Year Ended	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Currencies	2009	2008	2007	2009	2008	2007

Mexican peso	18.80	16.29	14.97	18.92	19.23	16.05
U.S. dollar	1.39	1.47	1.37	1.44	1.39	1.47
Venezuelan bolivar fuerte	2.99	3.16	2.94	3.09	2.99	3.16
Colombian peso	2,976.19	2,857.14	2,840.91	2,941.18	3,125.00	2,967.36
Chilean peso	777.60	762.78	715.31	730.46	885.74	731.53
New Peruvian Sol	4.19	4.29	4.29	4.16	4.37	4.40
Argentine peso	5.26	4.71	4.31	5.56	4.92	4.67

On January 8th, 2010 the government of Venezuela decided to devalue the bolivar fuerte. However, on January 19, 2010, the Venezuelan authorities announced that they would grant a preferential rate of 2.60 Bolivar fuerte per dollar for new items, among which payment of dividends is included, as long as the request for Authorization of Acquisition of Foreign Exchange was filed before January 8, 2010. Despite the uncertainty related to the final exchange rate of the bolivar fuerte to the euro, we estimate the devaluation will not have a significant impact on our consolidated financial statements in 2010.

BBVA Group Results of Operations For 2009 Compared to 2008

The changes in the Group’s consolidated income statements for 2009 and 2008 were as follows

EU-IFRS(*)

	For the Year Ended
	December 31,		Change
	2009	2008	2009/2008
	(Millions of euros)%

Interest and similar income	23,775	30,404	(21.8)
Interest expense and similar charges	(9,893)	(18,718)	(47.1)

Net interest income	13,882	11,686	18.8
Dividend income	443	447	(0.9)
Share of profit or loss of entities accounted for using the equity method	120	293	(59.1)
Fee and commission income	5,305	5,539	(4.2)
Fee and commission expenses	(875)	(1,012)	(13.6)
Net gains (losses) on financial assets and liabilities	892	1,328	(32.8)
Net exchange differences	652	231	182.5
Other operating income	3,400	3,559	(4.5)
Other operating expenses	(3,153)	(3,093)	1.9

Gross income	20,666	18,978	8.9
Administration costs	(7,662)	(7,756)	(1.2)
Personnel expenses	(4,651)	(4,716)	(1.4)
General and administrative expenses	(3,011)	(3,040)	(1.0)
Depreciation and amortization	(697)	(699)	(0.3)
Provisions (net)	(458)	(1,431)	(68.0)
Impairment on financial assets (net)	(5,473)	(2,941)	86.1

Net operating income	6,376	6,151	3.7
Impairment on other assets (net)	(1,618)	(45)	n.m.(1)
Gains (losses) in written off assets not classified as non-current assets held for sale	20	72	(72.2)
Negative goodwill	99	—	n.m.(1)

Gains (losses) in non-current assets held for sale not classified as discontinued operations	859	748	14.8

Income before tax	5,736	6,926	(17.2)
Income tax	(1,141)	(1,541)	(26.0)

Net income	4,595	5,385	(14.7)
Net income attributed to non-controlling interest	(385)	(365)	5.2

Net income attributed to parent company	4,210	5,020	(16.1)

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004

(1)	Not meaningful

The changes in our consolidated income statements for 2009 and 2008 were as follows:

Net interest income

The following table summarizes the principal components of net interest income for 2009 compared to 2008.

	For the Year Ended
	December 31,		Change
	2009	2008	2009/2008
	(Millions of euros)		(%)

Interest and similar income	23,775	30,404	(21.8)
Interest expense and similar charges	(9,893)	(18,718)	(47.1)

Net interest income	13,882	11,686	18.8

Net interest income rose 18.8% to €13,882 million for 2009 from €11,686 million for 2008 due to our customer deposits and debt certificates repricing faster than loans in the context of a slowdown in business. In our business with customers in the euro zone the sharp decline in interest rates initially had a positive effect because assets were repriced more slowly than liabilities. However, for 2009, the reduction in the yield on loans (down 181 basis points from December 31, 2008 to 4.17% as of December 31, 2009) is similar to the decline in the cost of funds (down 180 basis points from December 31, 2008 to 1.14% as of December 31, 2009). Consequently the average customer spread for 2009 at 3.03% was relatively stable compared to the average customer spread for 2008, returning to the level prior to the drastic decline in interest rates. Nevertheless, the risk profile is now lower because assets, such as the consumer finance portfolio, have shrunk and liabilities, in the form of liquid funds, have expanded.

In Mexico, interbank rates sank for the first half of 2008, but it was steady for the second half of the year, with the average Interbank Equilibrium Interest Rate (TIIE) for 2009 standing at 5.9%, as opposed to the figure of 8.3% for 2008. The customer spread remained stable throughout the year, at 11.4% as of December 31, 2009, compared to 12.4% as of December 31, 2007, due to a larger decline in yield on loans than in cost of deposits.

Dividend income

Dividend income decreased to €443 million for 2009, compared to €447 million for 2008.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method decreased to €120 million for 2009. This is significantly lower than €293 million for 2008, which included €212 million on sales from the industrial holdings portfolio, principally our interest in Gamesa Corporación Tecnológica, S.A.

Fee and commission income

The breakdown of fee and commission income for 2009 and 2008 is as follows:

	Year Ended December 31,		Change
	2009	2008	2009/2008
	(Millions of euros)		(%)

Commitment fees	97	62	56.8
Contingent Liabilities	260	243	7.2
Documentary credits	42	45	(6.5)
Bank and other guarantees	218	198	10.3
Arising from exchange of foreign currencies and banknotes	14	24	(41.0)
Collection and payment services	2,573	2,655	(3.1)
Securities services	1,636	1,895	(13.7)
Counseling on and management of one-off transactions	7	9	(22.9)
Financial and similar counseling services	43	24	80.8
Factoring transactions	27	28	(4.0)
Non-banking financial products sales	83	96	(13.2)
Other fees and commissions	565	503	12.4

Fee and commission income	5,305	5,539	(4.2)

Fee and commission income for 2009 amounted to €5,305 million, a 4.2% decrease from €5,539 million for 2008, due mainly to the decrease of 18.3% in fee and commission income from mutual funds. Fee and commission income from mutual funds, are recorded under the heading “Securities services” and decreased primarily as a result of the transfer of customer funds out of mutual funds into time deposits.

Fee and commission expenses

The breakdown of fee and commission expenses for 2009 and 2008 is as follows:

	Year Ended December 31,		Change
	2009	2008	2009/2008
	(Millions of euros)		(%)

Brokerage fees on lending and deposit transactions	7	8	(12.6)
Fees and commissions assigned to third parties	610	728	(16.2)
Other fees and commissions	258	276	(6.6)

Fee and commission expenses	875	1,012	(13.6)

Fee and commission expenses for 2009 amounted to €875 million, a 13.6% decrease from €1,012 million for 2008, mainly due to a 16.2% decrease in fees and commissions assigned to third parties, which are primarily related to our pension business in Chile to €610 million for 2009 from €728 million for 2008.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities for 2009 amounted to €892 million, a 32.8% decrease from €1,328 million for 2008, due primarily to the lower results generated as a result of lower activity given market volatility. In addition, net gains (losses) on financial assets and liabilities for 2008 included non-recurring gains of €232 million related to our sale of shares in the initial public offering of Visa, Inc.

Net exchange differences amounted to €652 million for 2009, an increase of 182.5% from €231 million for 2008 due primarily to gains in currency trading.

Other operating income and expenses

Other operating income amounted to €3,400 million for 2009 a 4.5% decrease compared with €3,559 million for 2008, primarily due to the lower volume of insurance policies written.

Other operating expenses for 2009, amounted to €3,153 million, a 1.9% increase compared with the €3,093 million recorded for 2008, primarily due to higher contributions to deposit guarantee funds in the countries where we operate. As a result of the fact that other operating income decreased at a faster pace than other operating expenses, the net variation in operating income and expenses was a 46.9% decrease with respect to 2008.

Gross income

As a result of the foregoing, gross income for 2009, was €20,666 million, a 8.9% increase over the €18,978 million recorded for 2008.

Administration costs

Administration costs for 2009 were €7,662 million, a 1.2% decrease from the €7,756 million recorded for 2008, due primarily to cost savings derived from the transformation and restructuring plans initiated in 2006, which resulted in the number of employees of the Group declining to 103,721 as of December 31, 2009 from 108,972 as of December 31, 2008.

The table below provides a breakdown of personnel expenses for 2009 and 2008.

	Year Ended December 31,		Change
	2009	2008	2009/2008
	(Millions of euros)		(%)

Wages and salaries	3,607	3,593	0.4
Social security costs	531	566	(6.2)
Transfers to internal pension provisions	44	56	(21.5)
Contributions to external pension funds	68	71	(3.9)
Other personnel expenses	401	430	(6.8)

Personnel expenses	4,651	4,716	(1.4)

The table below provides a breakdown of general and administrative expenses for 2009 and 2008.

	Year Ended December 31,		Change
	2009	2008	2009/2008
	(Millions of euros)		(%)

Technology and systems	577	598	(3.5)
Communications	254	260	(2.1)
Advertising	262	273	(4.2)
Property, fixtures and materials	643	617	4.2
Of which:
Rents expenses	304	268	13.5
Taxes other than income tax	266	295	(9.7)
Other expenses	1,009	997	1.2

General and administrative expenses	3,011	3,040	(1.0)

Depreciation and amortization

Depreciation and amortization for 2009 amounted to €697 million compared to the €699 million recorded for 2008, due primarily to the amortization of software and properties.

Provisions (net)

Provisions (net) for 2009 were €458 million, with an important decrease compared with the €1,431 million recorded for 2008, primarily due to the larger provisions for early retirements (€860 million) and the Madoff fraud (€431 million) recorded in 2008.

Impairment on financial assets (net)

Impairment on financial assets (net) was €5,473 million for 2009, a 86.1% increase over the €2,941 million recorded for 2008, due primarily to an increase in provisions in connection with the significant increase in substandard loans from €8,540 million as of December 31, 2008 to €15,312 million as of December 31, 2009, due primarily to the deterioration of the economic environment in Spain and in the United States. The Group’s non-performing assets ratio increased substantially to 4.3% as of December 31, 2009 from 2.3% as of December 31, 2008.

Net operating income

As a result of the foregoing, net operating income for 2009, was €6,376 million, a 3.7% increase over the €6,151 million recorded for 2008.

Impairment on other assets (net)

Impairment on other assets (net) for 2009 amounted to €1,618 million, a significant increase from the €45 million recorded for 2008, due primarily to impairment charges for goodwill of €1,097 million attributed to the significant decline in economic and credit conditions in the states in which the Group operates in the United States. The remainder of the increase was attributed to write-downs on real-estate investments.

Gains (losses) in written off assets not classified as non-current assets held for sale

Gains (losses) in written off assets not classified as non-current assets held for sale for 2009 amounted to a gain of €20 million, a 72.2% decrease from the €72 million gain recorded for 2008.

Negative goodwill

Negative goodwill for 2009 amounted to a gain of €99 million due to the acquisition of certain assets and liabilities of Guaranty.

Gains (losses) in non-current assets held for sale not classified as discontinued operations

Gains (losses) in non-current assets held for sale not classified as discontinued operations for 2009, was €859 million, an increase of 14.8% million compared to €748 million for 2008. The €859 million for 2009 included capital gains of €830 million generated by the sale on September 25, 2009 of 948 fixed assets (mainly branch offices and various individual properties) to a third-party real estate investor. At the same time, BBVA signed a sale and leaseback long-term contract with such investor, which includes an option to repurchase the properties at fair values, exercisable by the Group on the agreed dates (in most cases, the termination date of each lease agreement). For 2008 the gains (losses) in non-current assets held for sale not classified as discontinued operations, was primarily affected by a gross gain of €727 million from the sale of our stake in Bradesco.

Income before tax

As a result of the foregoing, income before tax for 2009 was €5,736 million, a 17.2% decrease from the €6,926 million recorded for 2008.

Income tax

Income tax for 2009 amounted to €1,141 million, a 26.0% decrease from the €1,541 million recorded for 2008, due to lower income before tax and higher income exempt from tax.

Net income

As a result of the foregoing net income for 2009 was €4,595 million, a 14.7% decrease from the €5,385 million recorded for 2008.

Net income attributed to non-controlling interest

Net income attributed to non-controlling interest for 2009 was €385 million, a 5.2% increase over the €365 million recorded for 2008, due primarily to greater profits obtained by certain of our Latin American subsidiaries, primarily in Venezuela, Peru and Chile, which have minority shareholders.

Net income attributed to parent company

Net income attributed to parent company for 2009 was €4,210 million, a 16.1% decrease from the €5,020 million recorded for 2008.

BBVA Group Results of Operations For 2008 Compared to 2007

The changes in the Group’s consolidated income statements for 2008 and 2007 were as follows:

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euros)		(in %)

Interest and similar income	30,404	26,176	16.2
Interest expense and similar charges	(18,718)	(16,548)	13.1
Net interest income	11,686	9,628	21.4

Dividend income	447	348	28.4
Share of profit or loss of entities accounted for using the equity method	293	241	21.6
Fee and commission income	5,539	5,603	(1.1)
Fee and commission expenses	(1,012)	(1,043)	(2.9)
Net gains (losses) on financial assets and liabilities	1,328	1,545	(14.1)
Net exchange differences	231	411	(43.8)
Other operating income	3,559	3,589	(0.8)
Other operating expenses	(3,093)	(3,051)	1.4

Gross income	18,978	17,271	9.9
Administrative costs	(7,756)	(7,253)	6.9
Personnel expenses	(4,716)	(4,335)	8.8
General and administrative expenses	(3,040)	(2,918)	4.2
Depreciation and amortization	(699)	(577)	21.1
Provisions (net)	(1,431)	(235)	n.m. (1)
Impairment on financial assets (net)	(2,941)	(1,903)	54.6

Net operating income	6,151	7,303	(15.8)
Impairment on other assets (net)	(45)	(13)	n.m. (1)
Gains (losses) in written off assets not classified as non-current assets held for sale	72	13	n.m. (1)
Gains (losses) in non-current assets held for sale not classified as discontinued operations	748	1,191	(37.2)

Income before tax	6,926	8,494	(18.5)
Income tax	(1,541)	(2,079)	(25.9)

Net income	5,385	6,415	(16.1)
Net income attributed to non-controlling interest	(365)	(289)	26.3

Net income attributed to parent company	5,020	6,126	(18.1)

(1)	Not meaningful

Net interest income

The following table summarizes the principal components of net interest income for 2008 compared to 2007.

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euros)		(in %)

Interest and similar income	30,404	26,176	16.2
Interest expense and similar charges	(18,718)	(16,548)	13.1

Net interest income	11,686	9,628	21.4

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

Fee and commission income

The breakdown of fee and commission income in 2008 and 2007 is as follows:

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euros)		(in %)

Commitment fees	62	55	12.7
Contingent liabilities	243	229	6.1
Documentary credits	45	38	18.4
Bank and other guarantees	198	191	3.7
Arising from exchange of foreign currencies and banknotes	24	24	0.0
Collection and payment services	2,655	2,567	3.4
Securities services	1,895	2,089	(9.3)
Counseling on and management of one-off transactions	9	16	(43.8)
Financial and similar counseling services	24	23	4.4
Factoring transactions	28	25	12.0
Non-banking financial products sales	96	87	10.3
Other fees and commissions	503	488	3.1

Fee and commission income	5,539	5,603	(1.1)

Fee and commission income for 2008 amounted to €5,539 million, a 1.1% decrease from €5,603 million in 2007, due mainly to the decrease in fee and commission income from mutual and pension funds and other market-related products. Fee and commission income from mutual and pension funds and other market-related products, which is recorded under the heading “Securities services”, decreased as a result of a decrease in mutual and pension fund assets under management in 2008 compared to 2007 as a result of the negative performance of equity markets in 2008 compared to 2007 and, in markets such as Spain, the transfer of customer funds out of mutual funds, the value of which decreased by of 19.0%, and into time deposits.

Fee and commission expenses

The breakdown of fee and commission expenses in 2008 and 2007 is as follows:

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euro)		(in %)

Brokerage fees on lending and deposit transactions	(8)	(7)	28.6
Fees and commissions assigned to third parties	(728)	(612)	18.9
Other fees and commissions	(276)	(424)	(35.1)

Fee and commission expenses	(1,012)	(1,043)	(2.9)

Fee and commission expenses for 2008 amounted to €1,012 million, a 3.0% decrease from €1,043 million in 2007, mainly due to a 35.1% decrease in other fees and commissions to €276 million in 2008 from €424 million in 2007.

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

Administrative costs

Administrative costs for 2008 were €7,756 million, a 6.9% increase over €7,253 million recorded in 2007, due primarily to the incorporation of BBVA Compass (with its higher relative wages and salaries) and a 30.7% increase in rents expenses in connection with the rental in 2008 of properties previously owned by the Group in connection with the project for our new corporate headquarters. These factors were partially offset through a 2.6% reduction in the number of employees of the Group as of December 31, 2008 to 108,972 compared to 111,913 employees as of December 31, 2007.

The table below provides a breakdown of personnel expenses for 2008 and 2007.

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euro)		(in %)

Wages and salaries	3,593	3,297	8.9
Social security costs	566	546	3.7
Transfers to internal pension provisions	56	56	—
Contributions to external pension funds	71	58	22.4
Other personnel expenses	430	378	13.8

Total	4,716	4,335	8.8

The table below provides a breakdown of general and administrative expenses for 2008 and 2007.

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euro)		(in %)

Technology and systems	598	539	10.9
Communications	260	236	10.2
Advertising	273	248	10.1
Property, fixtures and materials	617	520	18.6
Of which:
Rents expenses	268	205	30.7
Taxes other than income tax	295	258	14.3
Other expenses	997	1,117	(10.7)

Total	3,040	2,918	4.2

Depreciation and amortization

Depreciation and amortization for 2008 amounted to €699 million, a 21.1% increase over the €577 million recorded in 2007, due primarily to the full year of amortization of intangible assets related to our acquired banks in the United States, principally BBVA Compass.

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

Provisions (Net)

Provisions (net) for 2008 were €1,431 million, compared with €235 million recorded in 2007, primarily due to our recognition in 2008 of a non-recurring gross charge of €860 million (compared to €100 million in 2007) related to extraordinary early retirements in Spain under the transformation plan we announced in the fourth quarter of 2007 and the extraordinary provision of €431 million (€302 million net of tax) stemming from the Madoff fraud.

Net operating income

As a result of the foregoing, net operating income for 2008 was €6,151 million, a 15.8% decrease from 2007 (€7,303 million).

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

Net income attributed to non-controlling interest

Net income attributed to non-controlling interest in 2008 was €365 million, a 26.3% increase over the €289 million recorded in 2007, due primarily to greater profits obtained by certain of our Latin American subsidiaries whose results we account for as Net income attributed to non-controlling interest.

Net income attributed to parent company

Net income attributed to parent company in 2008 was €5,020 million, a 18.1% decrease from the €6,126 million recorded in 2007.

Results of Operations by Business Areas for 2009 Compared to 2008

Spain and Portugal

	Year Ended December 31,		Change
	2009	2008	2009/2008
	(In millions of euros)		(in percentage)

Net interest income	4,934	4,804	2.7
Net fees and commissions	1,482	1,635	(9.4)
Net gains (losses) on financial assets and liabilities and exchange differences	188	232	(18.8)
Other operating income and expenses	434	430	0.8

Gross income	7,038	7,101	(0.9)
Administrative costs	(2,400)	(2,509)	(4.4)
Depreciation and amortization	(105)	(104)	1.0
Impairment on financial assets (net)	(1,931)	(809)	138.7
Provisions (net) and other gains (losses)	777	5	n.m. (1)

Income before tax	3,380	3,684	(8.3)
Income tax	(1,007)	(1,119)	(10.1)

Net income	2,373	2,565	(7.5)
Net income attributed to non-controlling interest	—	—	—

Net income attributed to parent company	2,373	2,565	(7.5)

(1)	Not meaningful

Net interest income

Net interest income of this business area for 2009, was €4,934 million, a 2.7% increase over the €4,804 million recorded for 2008, due to the pricing policy and a change in the deposit mix (with current and savings accounts playing a bigger role than time deposits).

Net fees and commissions

Net fees and commissions of this business area amounted to €1,482 million for 2009, a 9.4% decrease from the €1,635 million recorded for 2008, due primarily to the decrease in fees income from mutual and pension funds and other market-related products.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains on financial assets and liabilities and exchange differences of this business area for 2009 was €188 million, a 18.8% decrease from the net gains of €232 million for 2008, due primarily to the result of lower activity given market volatility.

Other operating income and expenses

Other operating income of this business area for 2009 was €434 million, a 0.8% increase over the €430 million recorded for 2008.

Gross income

As a result of the foregoing, gross income of this business area for 2009 was €7,038 million, a 0.9% decrease over the €7,101 million recorded for 2008.

Administrative costs

Administrative costs of this business area for 2009 was €2,400 million, a 4.4% decrease from the €2,509 million recorded for 2008, due primarily to the Group’s transformation plan, which helped to reduce wages and salaries, and through continued streamlining of the branch network.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2009 was €1,931 million, a 138.7% increase over the €809 million recorded for 2008, due primarily to the significant increase in non-performing assets as a result of the economic downturn. The business area’s non-performing assets ratio increased significantly to 5.1% as of December 31, 2009 from 2.6% as of December 31, 2008.

Income before tax

As a result of the foregoing, income before tax of this business area for 2009 was €3,380 million, a 8.3% decrease from the €3,684 million recorded in 2008.

Income tax

Income tax of this business area for 2009 was €1,007 million, a 10.1% decrease from the €1,119 million recorded in 2008, primarily as a result of the decrease in income before tax.

Net income attributed to parent company

As a result of the foregoing, net income attributed to parent company of this business area for 2009 was €2,373 million, a 7.5% decrease from the €2,565 million recorded in 2008.

Wholesale Banking and Asset Management

	Year Ended December 31,		Change
	2009	2008	2009/2008
	(In millions of euros)		(in %)

Net interest income	1,148	746	53.9
Net fees and commissions	516	414	24.7
Net gains (losses) on financial assets and liabilities and exchange differences	(53)	140	n.m. (1)
Other operating income and expenses	317	409	(22.6)

Gross income	1,928	1,709	12.8
Administrative costs	(531)	(491)	8.5
Depreciation and amortization	(10)	(9)	18.0
Impairment on financial assets (net)	(7)	(258)	(97.3)
Provisions (net) and other gains (losses)	(5)	5	n.m. (1)

Income before tax	1,375	956	43.8
Income tax	(360)	(177)	103.0

Net income	1,015	779	30.3
Net income attributed to non-controlling interest	(3)	(6)	(44.9)

Net income attributed to parent company	1,012	773	30.9

(1)	Not meaningful.

The preceding table and descriptions below do not take into account the impact of the Madoff fraud in 2008, which, due to its unique nature, is included in the area of Corporate Activities.

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

Net interest income for 2009 was €1,148 million, a 53.9% increase over the €746 million recorded for 2008. Net gains (losses) on financial assets and liabilities and exchange differences amounted to losses of €53 million, compared to gains of €140 million for 2008. The sum of these headings for 2009 was €1,095 million, a 23.6% increase over the €886 million recorded for 2008, due primarily to active price management and an increase in the number of customer transactions.

Net fees and commissions

Net fees and commissions of this business area amounted to €516 million for 2009, a 24.7% increase from the €414 million recorded for 2008, due to increased business volumes as a result of the area’s increased strategic focus on customers with the potential to generate high business volumes.

Other operating income and expenses

Other operating income and expenses of this business area for 2009 was €317 million, a 22.6% decrease from the €409 million recorded for 2008, primarily reflecting the non-recurrence in 2009 of gains recognized on the sale of ownership interests in Gamesa in 2008.

Gross income

As a result of the foregoing, gross income of this business area for 2009 was €1,928 million, a 12.8% increase over the €1,709 million recorded in 2008.

Administrative costs

Administrative costs of this business area for 2009 were €531 million, a 8.5% increase over the €491 million recorded in 2008, due primarily to an increase in employees in connection with growth of the business in Corporate and Investment Banking unit.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2009 was €7 million, a 97.3% decrease from the €258 million recorded for 2008, due to the decline of the loan portfolio and to the focus on customers with better credit (which is also boosting transactional business). The business area’s non-performing assets ratio increased to 1.0% as of December 31, 2009 from 0.2% as of December 31, 2008.

Income before tax

As a result of the foregoing, income before tax of this business area for 2009 was €1,375 million, a 43.8% increase over the €956 million recorded in 2008.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2009 was €1,012 million, a 30.9% increase over the €773 million recorded in 2008.

Mexico

	Year Ended December 31,		Change
	2009	2008	2009/2008
	(In millions of euros)		(in %)

Net interest income	3,307	3,716	(11.0)
Net fees and commissions	1,077	1,189	(9.4)
Net gains (losses) on financial assets and liabilities and exchange differences	370	376	(1.4)
Other operating income and expenses	116	154	(24.6)

Gross income	4,870	5,435	(10.4)
Administrative costs	(1,486)	(1,727)	(13.9)
Depreciation and amortization	(65)	(73)	(10.5)
Impairment on financial assets (net)	(1,525)	(1,110)	37.4
Provisions (net) and other gains (losses)	(21)	(26)	(15.7)

Income before tax	1,773	2,499	(29.1)
Income tax	(412)	(560)	(26.5)
Net income	1,361	1,939	(29.8)
Net income attributed to non-controlling interest	(2)	(1)	45.1

Net income attributed to parent company	1,359	1,938	(29.9)

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2009, the depreciation of the Mexican peso against the euro negatively affected the results of operations of our Mexican subsidiaries in euro terms. The average Mexican peso to euro exchange rate for 2009, decreased by 13.3% compared to the average exchange rate for 2008.

Net interest income

Net interest income of this business area for 2009 was €3,307 million, a 11.0% decrease from the €3,716 million recorded for 2008, due primarily to the depreciation of Mexican peso compared to euro, partially offset by larger business volumes, as well as an active pricing policy.

Net fees and commissions

Net fees and commissions of this business area amounted to €1,077 million for 2009, a 9.4% decrease from the €1,189 million recorded 2008, due to the depreciation of Mexican peso compared to euro, partially offset by a positive performance on banking services and pension fund management.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains on financial assets and liabilities and exchange differences of this business area for 2009 amounted to €370 million, a 1.4% decrease from the net gains of €376 million for 2008. Net gains (losses) on financial assets and liabilities and exchange differences for 2008 included non-recurring gains from the sales of shares in the initial public offering of Visa Inc. and there was no comparable transaction in 2009.

Other operating income and expenses

Other operating income and expenses of this business area for 2009, was €116 million, a 24.6% decrease from the €154 million recorded for 2008, due to the depreciation of Mexican peso compared to euro, partially offset by an increase in income from the pension and insurance businesses.

Gross income

As a result of the foregoing, gross income of this business area for 2009, was €4,870 million, a 10.4% decrease from the €5,435 million recorded for 2008.

Administrative costs

Administrative costs of this business area for 2009 amounted to €1,486 million, a 13.9% decrease from the €1,727 million recorded for 2008. In the latter part of 2008 we instituted certain cost-control programs to limit the rate of local currency growth in administrative costs in this business area, the effects of which began to be felt in 2009.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2009 was €1,525 million, a 37.4% increase over the €1,110 million recorded for 2008, due primarily to increases from the consumer loan and credit card segments due to a general deterioration in economic conditions. The business area’s non-performing assets ratio increased to 4.3% as of December 31, 2009 from 3.2% as of December 31, 2008.

Income before tax

As a result of the foregoing, income before tax of this business area for 2009 was €1,773 million, a 29.1% decrease from the €2,499 million recorded for 2008.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2009 was €1,359 million, a 29.9% decrease from the €1,938 million recorded in 2008.

The United States

	Year Ended December 31,		Change
	2009	2008	2009/2008
	(In millions of euros)		(in %)

Net interest income	1,514	1,332	13.7
Net fees and commissions	555	546	1.7
Net gains (losses) on financial assets and liabilities and exchange differences	151	123	23.0
Other operating income and expenses	(35)	21	n.m.	(1)

Gross income	2,184	2,022	8.0
Administrative costs	(1,105)	(1,088)	1.5
Depreciation and amortization	(204)	(244)	(16.1)
Impairment on financial assets (net)	(1,419)	(365)	288.5
Provisions (net) and other gains (losses)	(1,056)	(15)	n.m.	(1)

Income before tax	(1,599)	309	n.m.	(1)
Income tax	528	(99)	n.m.	(1)

Net income	(1,071)	211	n.m.	(1)
Net income attributed to non-controlling interest	—	—	—

Net income attributed to the parent company	(1,071)	211	n.m.	(1)

(1)	Not meaningful.

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2009, the depreciation of the euro against the dollar positively affected the results of operations of our foreign subsidiaries in euro terms. The average dollar to euro exchange rate for 2009 increased by 5.4% to the average exchange rate for 2008.

In addition, on August 21, 2009, BBVA Compass acquired certain assets and liabilities of Guaranty from the FDIC through a public auction for qualified investors. BBVA Compass acquired assets, mostly loans, for $11,441 million (approximately €8,016 million) and assumed liabilities, mostly customer deposits, for $12,854 million (approximately €9,006 million). These acquired assets and liabilities represented 1.5% and 1.8% of our total assets and liabilities on the acquisition date. The agreement with the FDIC limits the credit risk associated with the acquisition. The purchase included a loss-sharing agreement with the FDIC under which the latter undertook to assume 80% of the losses on up to the first $2,285 million of the loans purchased by us and up to 95% of the losses, if any, on the loans exceeding this amount. This commitment has a maximum term of either five or ten years, depending on the category of loan portfolio. This investment, which included 164 branches and 300,000 customers in Texas and California, offers us an opportunity to strengthen our United States’ banking franchise in the retail market, while limiting our investment risk.

Net interest income

Net interest income for 2009 was €1,514 million, a 13.7% increase over the €1,332 million recorded for 2008, due mainly to increased volumes of activity primarily as a result of the incorporation of the deposits and liabilities acquired from Guaranty, a lower average dollar to euro exchange rate and our active pricing policy.

Net fees and commissions

Net fees and commissions of this business area for 2009 was €555 million, a 1.7% increase over the €546 million recorded in 2008.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2009 were €151 million, a 23% increase over the €123 million recorded in 2008.

Other operating income and expenses

Other operating income and expenses of this business area for 2009 was a loss of €35 million compared to a gain of €21 million recorded for 2008, due primarily to higher contributions to the deposit guarantee fund, as a result of the $28 million contribution made during the second quarter of 2009 to the FDIC.

Gross income

As a result of the foregoing, gross income of this business area for 2009 was €2,184 million, a 8.0% increase over the €2,022 million recorded in 2008.

Administrative costs

Administrative costs of this business area for 2009 was €1,105 million, a 1.5% increase over the €1,088 million recorded for 2008, primarily as a result of the exchange rate effects described above.

Depreciation and amortization

Depreciation and amortization of this business area for 2009 was €204 million, a 16.1% decrease from €244 million in 2008, due primarily to the lower amortization of intangible assets related to the acquisition of the banks comprising this business area.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2009 was €1,419 million compared with €365 million recorded for 2008, due to the write off of impaired assets attributed to the significant decline in economic and credit conditions in the states in which the area operates in the United States. The value of the collateral against which the commercial real-estate loan book was re-assessed, resulting a write-off for the difference, and additional provisions were set aside to maintain the coverage ratio comparable to year end 2008. The business area’s non-performing assets ratio increased to 5.2% as of December 31, 2009 from 3.4% as of December 31, 2008. The non-performing assets ratio as of December 31, 2009 was positively affected by incorporation of performing assets from Guaranty in the third quarter of 2009. The business’ coverage ratio remained at 57% as of December 31, 2009 mainly due to the above-mentioned provisions.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for 2009 reflected losses of €1,056 million, compared to the €15 million losses recorded for 2008, due primarily to impairment losses for goodwill attributed to the significant decline in economic and credit conditions in the states in which the area operates in the United States.

Income before tax

As a result of the foregoing, the income before tax of this business area for 2009 was a loss amounted to €1,599 million compared to the income amounted to €309 million recorded in 2008.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2009 was a loss amounted to €1,071 million compared to the income amounted to €211 million recorded in 2008.

South America

	Year Ended December 31,		Change
	2009	2008	2009/2008
	(In millions of euros)		(in %)

Net interest income	2,463	2,149	14.6
Net fees and commissions	836	775	7.8
Net gains (losses) on financial assets and liabilities and exchange differences	405	253	60.4
Other losses (net)	2	15	(83.3)

Gross income	3,706	3,192	16.1
Administrative costs	(1,389)	(1,315)	5.7
Depreciation and amortization	(115)	(107)	7.8
Impairment on financial assets (net)	(419)	(358)	17.3
Provisions (net) and other gains (losses)	(52)	(17)	206.0

Income before tax	1,731	1,396	24.0
Income tax	(397)	(318)	24.9

Net income	1,334	1,078	23.7
Net income attributed to non-controlling interest	(463)	(351)	31.9

Net income attributed to parent company	871	727	19.8

(1)	Not meaningful.

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2009, the depreciation of certain of the currencies in the countries in which we operate in South America against the euro slightly negatively affected the results of operations of our foreign subsidiaries in euro terms.

Net interest income

Net interest income for 2009, was €2,463 million, a 14.6% increase over the €2,149 million recorded for 2008, due to larger business volumes and more favorable customer spreads.

Net fees and commissions

Net fees and commissions of this business area amounted to €836 million for 2009, a 7.8% increase from the €775 million recorded for 2008, mainly due to an increase in banking and mutual fund commissions due primarily to larger business volumes.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains on financial assets and liabilities and exchange differences of this business area for 2009 was €405 million, a 60.4% increase from the net gains of €253 million for 2008, due to recovery in the financial markets, which enabled some entities to realize capital gains on their fixed income portfolios as well as higher returns on proprietary trading positions held by the pension fund managers and insurance providers.

Gross income

As a result of the foregoing, the gross income of this business area for 2009 was €3,706 million, a 16.1% increase over the €3,192 million recorded in 2008.

Administrative costs

Administrative costs of this business area for 2009 were €1,389 million, a 5.7% increase from the €1,315 million recorded for 2008, due primarily to growth in salaries that were lower than average inflation in the region.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2009 was €419 million a 17.3% increase from the €358 million recorded for 2008, due to generic provisions attributable to the rise in lending volume as under Bank of Spain rules recently-made loans require higher generic provisions than older loans in our portfolio. The business area’s non-performing assets ratio increased to 2.7% as of December 31, 2009 from 2.1% as of December 31, 2008.

Income before tax

As a result of the foregoing, income before tax of this business area for 2009 was €1,731 million, a 24.0% increase over the €1,396 million recorded in 2008.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2009 was €871 million, a 19.8% increase over the €727 million in 2008.

Corporate Activities

	Year Ended December 31,		Change
	2009	2008	2009/2008
	(In millions of euros)		(in %)

Net interest income	516	(1,061)	n.m.	(1)
Net fees and commissions	(36)	(36)	14.3
Net gains (losses) on financial assets and liabilities and exchange differences	483	436	10.8
Other operating income and expenses	(23)	176	n.m.	(1)

Gross income	940	(481)	n.m.	(1)
Administrative costs	(751)	(625)	(20.1)
Depreciation and amortization	(197)	(163)	20.7
Impairment on financial assets (net)	(172)	(41)	n.m.	(1)
Provisions (net) and other gains (losses)	(743)	(609)	22.1

Income before tax	(923)	(1,919)	(51.9)
Income tax	506	732	(30.9)

Net income	(417)	(1,187)	(64.9)
Net income attributed to non-controlling interest	84	(7)	n.m.	(1)

Net income attributed to parent company	(333)	(1,193)	(72.1)

(1)	Not meaningful.

Net interest income

Net interest income of this business area for 2009 was a gain of €516 million compared to the loss of €1,061 million recorded in 2008, due primarily to the favorable impact of lower interest rates and our strong balance sheet management of the euro balance sheet and the positive contribution of interest rate economic hedges.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2009 were €483 million, an 10.8% increase over the €436 million recorded in 2008.

Other operating income and expenses

Other operating income and expenses of this business area for 2009 was a loss of €217 million compared to a gain of €176 million recorded in 2008, due mainly to the impact in the consolidated financial statements of the treatment of Venezuela as a hyperinflationary economy in 2009.

Gross income

As a result of the foregoing, gross income of this business area for 2009 was a gain of €940 million, compared with a loss of €481 million recorded in 2008.

Administrative costs

Administrative costs of this business area for 2009 were €751 million, a 20.1% increase from the €625 million recorded in 2008.

Depreciation and amortization

Depreciation and amortization of this business area for 2009 was €197 million, a 20.7% increase over the €163 million recorded in 2008.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2009 was €172 million compared with €41 million recorded for 2008, due primarily to the increase of country risk provisions related to Brazil due to the reclassification of Brazil as a “country with transitory difficulties” by the Bank of Spain.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for 2009 was a loss of €743 million, compared with a loss of €609 million for 2008. This increased loss was primarily due to impairment charges for investments in tangible assets and inventories from our real estate businesses during the year ended December 31, 2009. The year ended December 31, 2008 included the gross gain of €727 million from the sale of our stake in Bradesco, which was offset in part by a charge of €470 million related to early retirements.

Income before tax

As a result of the foregoing, income before tax of this business area for 2009 was a loss of €923 million, compared with a loss of €1,919 million recorded in 2008.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2009 was a loss of €333 million, compared with €1,193 million in 2008, due primarily to the aforementioned items.

Results of Operations by Business Areas for 2008 Compared to 2007

Spain and Portugal

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euros)		(in percentage)

Net interest income	4,804	4,395	9.3
Net fees and commissions	1,635	1,705	(4.1)
Net gains (losses) on financial assets and liabilities and exchange differences	232	251	(7.6)
Other operating income and expenses	430	401	7.2

Gross income	7,101	6,753	5.2
Administrative costs	(2,509)	(2,536)	(1.0)
Depreciation and amortization	(104)	(113)	(8.0)
Impairment on financial assets (net)	(809)	(591)	36.9
Provisions (net) and other gains (losses)	5	6	(16.7)

Income before tax	3,684	3,519	4.7
Income tax	(1,119)	(1,144)	(2.1)

Net income	2,565	2,375	7.9
Net income attributed to non-controlling interest	—	1	n.m. (1)

Net income attributed to parent company	2,565	2,376	7.9

(1)	Not meaningful

Net interest income

Net interest income for 2008 was €4,804 million, a 9.3% increase over the €4,395 million recorded in 2007. Due to a successful pricing policy, interest rate cuts in 2008 did not prevent the yield on loans to domestic customers in Spain from continuing its upward trend of the last two years. This was, however, partially offset by an increase in the costs of deposits, mainly due to structural changes in customer funds, with time deposits playing an ever-increasing role. The increase in costs of deposits was lower than the increase in yields on loans and as result 2008, the average customers spreads was 3.18%, an increase of nine basis points compared to 2007. This helped net interest income in the Spain and Portugal area to grow by 10.0% in 2008.

Net fees and commissions

Net fees and commissions of this business area amounted to €1,635 million in 2008, a 4.1% decrease from the €1,705 million recorded in 2007, due primarily to the decrease in fees from equity intermediation and fees related to mutual funds, due to the impact of the negative market effect on the managed assets and clients’ greater preference for time deposits.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2008 was €232 million, a 7.6% decrease from the €251 million in 2007.

Other operating income and expenses

Other operating income and expenses of this business area for 2008 was €430 million, a 7.2% increase over the €401 million recorded in 2007, as a result of growth in income from insurance activities

Gross income

As a result of the foregoing, gross income of this business area for 2008 was €7,101 million, a 5.2% increase over the €6,753 million recorded in 2007.

Administrative costs

Administrative costs of this business area for 2008 was €2,509 million, a 1.0% decrease over the €2,536 million recorded in 2007, due primarily to the Group’s transformation plan, which helped to reduce wages and salaries, and thorough continued streamlining of the branch network, with a reduction of 220 offices over 2008.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business area for 2008 was €809 million, a 36.9% increase over the €591 million recorded in 2007, due primarily to the deterioration of the economic environment and to the application of prudent criteria with respect to risks. The business area’s non-performing assets ratio increased to 2.6% as of December 31, 2008 from 1.0% as of December 31, 2007.

Income before tax

As a result of the foregoing, income before tax of this business area for 2008 was €3,684 million, a 4.7% increase over the €3,519 million recorded in 2007.

Income tax

Income tax of this business area for 2008 was €1,119 million, a 2.1% decrease from the €1,144 million recorded in 2007, primarily as a result of the reduction in the tax rate in Spain from 32.5% in 2007 to 30% in 2008.

Net income attributed to parent company

As a result of the foregoing, net income attributed to parent company of this business area for 2008 was €2,565 million, a 7.9% increase over the €2,376 million recorded in 2007.

Wholesale Banking and Asset Management

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euros)		(in %)

Net interest income	746	(13)	n.m. (1)
Net fees and commissions	414	442	(6.3)
Net gains (losses) on financial assets and liabilities and exchange differences	140	789	(82.3)
Other operating income and expenses	409	377	8.5

Gross income	1,709	1,596	7.2
Administrative costs	(491)	(445)	10.3
Depreciation and amortization	(9)	(7)	28.6
Impairment on financial assets (net)	(258)	(131)	97.0
Provisions (net) and other gains (losses)	5	4	25.0

Income before tax	956	1,017	(5.9)
Income tax	(177)	(208)	(14.8)

Net income	779	809	(3.7)
Net income attributed to non-controlling interest	(6)	(10)	(40.0)

Net income attributed to parent company	773	798	(3.1)

(1)	Not meaningful.

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

Net interest income amounted to a gain of €746 million in 2008, compared to a loss of €13 million in 2007. Net gains (losses) on financial assets and liabilities and exchange differences amounted to €140 million, compared to €789 million in 2007. The sum of these heading for 2008 was €886 million, a 13.4% increase over the €776 million recorded in 2007. This increase was largely attributable to the Corporate Banking unit, through the sharp rise in lending.

Net fees and commissions

Net fees and commissions of this business area for 2008 was €414 million, a 6.3% decrease from the €442 million recorded in 2007, primarily as a result in a decrease in the value of assets under management in the Asset Management unit as well as the decrease in business volume of origination, structuring, distribution and risk management of market products.

Other operating income and expenses

Other operating income and expenses of this business area for 2008 was €409 million, a 8.5% increase from the €377 million recorded in 2007, as a smaller amount of income generated from real estate activities offset an increase in profits of entities accounted for using the equity method and income on equity instruments.

Gross income

As a result of the foregoing, gross income of this business area for 2008 was €1,709 million, a 7.2% increase from the €1,596 million recorded in 2007.

Administrative costs

Administrative costs of this business area for 2008 were €491 million, a 10.3% increase over the €445 million recorded in 2007, due primarily an increase in employees in connection with growth of the business in Corporate and Investment Banking unit.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business area for 2008 was €258 million, a 97.0% increase over the €131 million recorded in 2007, mainly due to generic provisions associated with the sharp rise in lending and specific loan loss provisions made by the Global Markets unit. The non-performing assets ratio of this business area was 0.2% as of December 31, 2008 compared to 0.02% as of December 31, 2007.

Income before tax

As a result of the foregoing, income before tax of this business area for 2008 was €956 million, a 5.9% decrease from the €1,017 million recorded in 2007.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2008 was €773 million, a 3.1% decrease from the €798 million recorded in 2007.

Mexico

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euros)		(in %)

Net interest income	3,716	3,505	6.0
Net fees and commissions	1,189	1,305	(8.9)
Net gains (losses) on financial assets and liabilities and exchange differences	376	311	20.9
Other operating income and expenses	154	115	33.9

Gross income	5,435	5,236	3.8
Administrative costs	(1,727)	(1,737)	(0.6)
Depreciation and amortization	(73)	(102)	(28.4)
Impairment on financial assets (net)	(1,110)	(834)	33.1
Provisions (net) and other gains (losses)	(25)	19	n.m. (1)

Income before tax	2,499	2,583	(3.3)
Income tax	(560)	(701)	(20.1)

Net income	1,939	1,882	3.0
Net income attributed to non-controlling interest	(1)	(2)	(50.0)

Net income attributed to parent company	1,938	1,880	3.1

(1)	Not meaningful.

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2008, the depreciation of the Mexican peso against the euro negatively affected the results of operations of our Mexican subsidiaries in euro terms.

Net interest income

Net interest income of this business area for 2008 was €3,716 million, a 6.0% increase over the €3,505 million recorded in 2007, due primarily to larger business volumes and maintenance of the spread. In Mexico, interbank rates showed a slight upward trend over the 2008, with the average Interbank Equilibrium Interest Rate (TIIE) for 2008 standing at 8.3%, as opposed to the figure of 7.7% for 2007. The customer spread remained stable throughout the year, at 12.4% at December 31, 2008, approximately the same level as of December 31, 2007, due to a slight rise both in yield on loans and cost of deposits.

Net fees and commissions

Net fees and commissions of this business area for 2008 was €1,189 million, an 8.9% decrease from the €1,305 million recorded in 2007.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2008 were €376 million, a 20.9% increase over the €311 million in 2007.

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

Administrative costs

Administrative costs of this business area for 2008 were €1,727 million, a 0.8% decrease from the €1,737 million recorded in 2007. In the latter part of 2008 we instituted certain cost-control programs to limit the rate of local currency growth in administrative costs in this business area.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business area for 2008 was €1,110 million, a 33.1% increase over the €834 million recorded in 2007 mainly due to increased loan loss provisions as a result of higher lending volumes and deteriorating asset quality throughout the system. At the end of 2008, the non-performing assets ratio stood at 3.2%, increasing from 2.2% as of December 31, 2007.

Income before tax

As a result of the foregoing, income before tax of this business area for 2008 was €2,499 million, a 3.2% decrease compared to the €2,583 million recorded in 2007.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2008 was €1,938 million, a 3.0% increase over the €1,880 million recorded in 2007.

The United States

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euros)		(in %)

Net interest income	1,332	763	74.6
Net fees and commissions	546	314	73.9
Net gains (losses) on financial assets and liabilities and exchange differences	123	37	n.m.	(1)
Other operating income and expenses	21	11	90.9

Gross income	2,022	1,125	79.7
Administrative costs	(1,088)	(621)	75.2
Depreciation and amortization	(244)	(123)	98.4
Impairment on financial assets (net)	(365)	(85)	n.m.	(1)
Provisions (net) and other gains (losses)	(15)	1	n.m.	(1)

Income before tax	309	297	4.0
Income tax	(99)	(93)	6.5

Net income	211	203	3.9
Net income attributed to non-controlling interest	—	—	—

Net income attributed to the parent company	211	203	3.9

(1)	Not meaningful.

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2008, the depreciation of the dollar against the euro negatively affected the results of operations of our foreign subsidiaries in euro terms. Additionally, because 2007 results of operations only include four months of results of operations for BBVA Compass, year-on-year comparisons for the United States business area are less meaningful.

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

Impairment on financial assets (net)

Impairment on financial assets (net) for 2008 was €365 million, compared with €85 million recorded in 2007, due to significant write-downs. The non-performing assets ratio was 3.4% as of December 31, 2008, increasing from 1.8% as of December 31, 2007.

Income before tax

As a result of the foregoing, the income before tax of this business area for 2008 was €309 million, a 4.0% increase over the €297 million recorded in 2007.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2008 was €211 million, a 3.9% increase over the €203 million in 2007.

South America

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euros)		(in %)

Net interest income	2,149	1,746	23.1
Net fees and commissions	775	751	3.2
Net gains (losses) on financial assets and liabilities and exchange differences	253	222	13.9
Other losses (net)	15	(18)	n.m.	(1)

Gross income	3,192	2,701	18.2
Administrative costs	(1,315)	(1,181)	11.4
Depreciation and amortization	(107)	(93)	15.0
Impairment on financial assets (net)	(358)	(262)	36.6
Provisions (net) and other gains (losses)	(17)	(63)	(73.0)

Income before tax	1,396	1,102	26.7
Income tax	(318)	(197)	61.4

Net income	1,078	905	19.1
Net income attributed to non-controlling interest	(351)	(282)	24.5

Net income attributed to parent company	727	623	16.7

(1)	Not meaningful.

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2008, the depreciation of certain of the currencies in the countries in which we operate in South America against the euro negatively affected the results of operations of our foreign subsidiaries in euro terms.

Net interest income

Net interest income of this business area for 2008 was €2,149 million, a 23.1% increase over the €1,746 million recorded in 2007, due primarily to the larger business volumes and the maintenance of the spreads.

Net fees and commissions

Net fees and commissions of this business area for 2008 was €775 million, 3.2% increase over the €751 million recorded in 2007, mainly due to an increase in banking commissions.

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

Administrative costs

Administrative costs of this business area for 2008 was €1,315 million, a 11.4% increase over the €1,181 million recorded in 2007, due primarily to increases in wages as a result of increased inflation and an increase in employees as a result of expansion of certain business units in this area.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business area for 2008 was €358 million, a 36.6% increase over the €262 million recorded in 2007, mainly due to generic provisions attributable to the rise in lending volume as recently-made loans require under Bank of Spain rules higher generic provisions than older loans in our portfolio. The business area’s non-performing assets ratio was 2.12% as of December 31, 2008 compared to 2.14% as of December 31, 2007.

Income before tax

As a result of the foregoing, income before tax of this business area for 2008 was €1,396 million, a 26.7% increase over the €1,102 million recorded in 2007.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2008 was €727 million, a 16.7% increase over the €623 million in 2007.

Corporate Activities

	Year Ended December 31,		Change
	2008	2007	2008/2007
	(In millions of euros)		(in %)

Net interest income	(1,061)	(769)	38.0
Net fees and commissions	(32)	42	n.m.	(1)
Net gains (losses) on financial assets and liabilities and exchange differences	436	346	26.0
Other operating income and expenses	176	242	(27.2)

Gross income	(481)	(139)	n.m.	(1)
Administrative costs	(625)	(734)	(14.9)
Depreciation and amortization	(163)	(140)	16.4
Impairment on financial assets (net)	(41)	—	n.m.	(1)
Provisions (net) and other gains (losses)	(609)	990	n.m.	(1)

Income before tax	(1,919)	(23)	n.m.	(1)
Income tax	732	263	n.m.	(1)

Net income	(1,187)	240	n.m.	(1)
Net income attributed to non-controlling interest	(7)	5	n.m.	(1)

Net income attributed to parent company	(1,193)	245	n.m.	(1)

(1)	Not meaningful.

Net interest income

Net interest income of this business area for 2008 was a loss of €1,061 million, a 38.0% increase over the loss of €769 million recorded in 2007, due primarily to a full year of the expenses associated with the financing of the BBVA Compass acquisition and the higher cost of wholesale financing.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2008 were €436 million, an 26.0% increase over the €346 million recorded in 2007.

Other operating income and expenses

Other operating income and expenses of this business area for 2008 was €176 million, a 27.2% decrease from the €242 million recorded in 2007, primarily as a result of net operating income.

Gross income

As a result of the foregoing, gross income of this business area for 2008 was a loss of €481 million, compared with a loss of €139 million recorded in 2007.

Administrative costs

Administrative costs of this business area for 2008 were €625 million, a 14.9% decrease from the €734 million recorded in 2007, which included a €200 million contribution to the BBVA Foundation for Microfinance.

Depreciation and amortization

Depreciation and amortization of this business area for 2008 was €163 million, a 16.4% increase over the €140 million recorded in 2007.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this business area for 2008 was a loss of €609 million, compared with a gain of €990 million recorded in 2007, due primarily to the larger provisions for early retirement and lower gains in 2008 compared to 2007. Provisions (net) and other gains (losses) of this business area in 2008 include the following non-recurring items: €727 million in gains from the sale of our stake in Bradesco, a charge of €860 million in provisions for extraordinary early retirements in Spain and the recognition of €431 million in provisions for the loss that could be caused by the Madoff fraud. Provisions (net) and other gains (losses) of this business area in 2007 include the following non-recurring items: gains on the sale of our stake in Iberdrola, S.A. for €847 million, gains on the sale of real estate as part of the project for our new corporate headquarters for €273 million and a charge of €100 million for provisions for extraordinary early retirements in Spain.

Income before tax

As a result of the foregoing, income before tax of this business area for 2008 was a loss of €1,919 million, compared with a loss of €23 million recorded in 2007.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2008 was a loss of €1,193 million, compared with €245 million in 2007, due primarily to the aforementioned items.

Reconciliation to U.S. GAAP

As of December 31, 2009, 2008 and 2007, shareholders’ equity under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €29,300 million, €25,656 million and €27,063 million, respectively.

As of December 31, 2009, 2008 and 2007, shareholders’ equity under U.S. GAAP was €36,172 million, €32,744 million and €35,384 million, respectively.

The increase in stockholders’ equity under U.S. GAAP as of December 31, 2009, December 31, 2008 and December 31, 2007 as compared to stockholders’ equity under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 at each of those dates is principally due to the goodwill that arose from the business combinations with Argentaria (2000) and Bancomer (2004).

For the years ended December 31, 2009, 2008 and 2007, net income attributed to parent company under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €4,210 million, €5,020 million and €6,126 million, respectively.

For the years ended December 31, 2009, 2008 and 2007, net income attributed to parent company under U.S. GAAP was €3,825 million, €4,070 million and €5,409 million, respectively.

The differences in net income in 2009 and 2008 under U.S. GAAP as compared with net income attributed to parent company for the years 2009 and 2008 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 are principally due to the reconciliation item “valuation of assets”.

See Note 60 to our Consolidated Financial Statements for a quantitative reconciliation of net income and stockholders’ equity from EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP.

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

The following table shows the balances as of December 31, 2009 and December 31, 2008 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

	As of December 31,	As of December 31,	As of December 31,
	2009	2008	2007
	(In millions of euros)

Customer deposits	254,183	255,236	219,610
Due to credit entities	70,312	66,805	88,098
Debt securities in issue	117,816	121,144	117,909
Other financial liabilities	5,624	7,420	6,239

Total	447,936	450,605	431,856

Customer deposits

Customer deposits amounted to €254,183 million as of December 31, 2009, compared to €255,236 million as of December 31, 2008 and €219,610 million as of December 31, 2007. The decrease from December 31, 2008 to December 31, 2009 was primarily caused by the decrease in time deposits in Spain partially offset by the increase in saving accounts in Spain and current accounts abroad. Our customer deposits, excluding assets sold under repurchase agreements amounted to €242,194 million as of December 31, 2009, compared to €238,589 million as of December 31, 2008. The increase in customer deposits from December 31, 2007 to December 31, 2008 was principally due to an increase in time deposits and savings accounts in Spain.

Due to credit entities

Amounts due to credit entities amounted to €70,312 million as of December 31, 2009 from €66,805 million as of December 31, 2008 and from €88,098 million as of December 31, 2007. The increase as of December 31, 2009 compared to December 31, 2008, was primarily a result of our participation in an auction in 2009 in the European Central Bank for an amount of €10,974 million.

Capital markets

We have continued making debt issuances in the domestic and international capital markets in order to finance our activities and as of December 31, 2009 we had €99,939 million of senior debt outstanding, comprising €70,357 million in bonds and debentures and €29,582 million in promissory notes and other securities, compared with €104,157 million, €84,172 million and €19,985 million outstanding as of December 31, 2008, respectively

(€102,247 million, €96,488 million and €5,759 million outstanding, respectively, as of December 31, 2007). See Note 23.4 to the Consolidated Financial Statements. In addition, we had a total of €12,117 million in subordinated debt including convertible subordinated obligations in an aggregated principal amount of €2,000 million issued in September 2009 and €5,188 million in preferred stock outstanding as of December 31, 2009, and included in the total of debt securities in issue, compared to €10,785 million and €5,464 million outstanding as of December 31, 2008, respectively. See Note 23.4 to the Consolidated Financial Statements.

The average maturity of our outstanding debt as of December 31, 2009, was the following:

Senior debt	3.96 years
Subordinated debt (excluding preference shares)	8.05 years

The cost and availability of debt financings are influenced by credit ratings. A reduction in these ratings could increase the cost of, and reduce our access to, debt financing. As of December 31, 2009, our credit ratings were as follows:

	Short Term	Long Term	Financial Strength	Outlook

Moody’s	P-1	Aa2	B-	Negative
Fitch-IBCA	F-1+	AA-	A/B	Positive
Standard & Poor’s	A-1+	AA	—	Negative

On July 31, 2009, Moody’s Investor Service lowered BBVA’s senior debt rating to “Aa2” with “negative outlook” from “Aa1” with “stable outlook” and affirmed BBVA’s short-term ratings at “P-1”. On the same date, Moody’s Investor Service also confirmed the ratings of BBVA’s covered bonds (Aaa), senior debt (Aa2) and subordinated debt (Aa3) and lowered the ratings of BBVA’s preferred shares from Aa3 to A2.

On February 23, 2010, Moody’s revised the ratings of the hybrid securities issued by Spanish financial institutions. This is a consequence of the implementation of the new valuation methodology of this type of issues that was announced by the rating agency on January 12, 2010. Pursuant such revision, Moody’s has lowered the rating of BBVA’s preferred shares issues from A2 to Baa2.

Generation of Cash Flow

We operate in Spain, Mexico, the United States and over 30 other countries, mainly in Europe and Latin America. Our banking subsidiaries around the world, including BBVA Compass, are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of our banking subsidiaries, including BBVA Compass, to transfer funds to us in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where our subsidiaries, including BBVA Compass, are incorporated, dividends may only be paid out of funds legally available therefor. For example, BBVA Compass is incorporated in Alabama and under Alabama law it is not able to pay any dividends without the prior approval of the Superintendent of Banking of Alabama if the dividend would exceed the total net earnings for the year combined with the bank’s retained net earnings of the preceding two years.

Even where minimum capital requirements are met and funds are legally available therefor, the relevant regulator could advise against the transfer of funds to us in the form of cash dividends, loans or advances, for prudence reasons or otherwise.

There is no assurance that in the future other similar restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity. The geographic diversification of our businesses, however, could help to limit the effect on the Group any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

Capital

Under the Bank of Spain’s capital adequacy regulations, as of December 31, 2009, 2008 and 2007, we were required to have a ratio of consolidated stockholders’ equity to risk-weighted assets and off-balance sheet items (net of certain amounts) of not less than 8%. As of December 31, 2009, this ratio was 12.89%, up from 11.21% as of December 31, 2008, and our stockholders’ equity exceeded the minimum level required by 37.9%, up from 28.6% at the prior year end. As of December 31, 2007, this ratio was 11.75% and our stockholders’ equity exceeded the minimum level required by 31.9%.

Based on the framework of the Basel II and using such additional assumptions as we consider appropriate, we have estimated that as of December 31, 2009, 2008 and 2007 our consolidated Tier I risk-based capital ratio was 9.4%, 7.9% and 6.8%, respectively, and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was 13.6%, 12.2% and 10.7%, respectively. The Basel II recommends that these ratios be at least 4% and 8%, respectively.

For qualitative and quantitative information on the principal risks we face, including market, credit, and liquidity risks as well as information on funding and treasury policies and exchange rate risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

C.	Research and Development, Patents and Licenses, etc.

In 2009, we continued to foster the use of new technologies as a key component of our global development strategy. We explored new business and growth opportunities, focusing on three major areas: emerging technologies; asset capture/exploitation; and the customer as the focal point of its banking business.

We did not incur any significant research and development expenses in 2009, 2008 and 2007.

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

The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on us or that would cause the financial information disclosed herein not to be indicative of our future operating results or financial condition:

•	the prolonged downturn in the Spanish economy and sustained unemployment above historical averages, which we expect will continue in 2010;

•	uncertainties relating to the sustainability of any recovery in economic growth and interest rate cycles, especially in the United States, where the high current account deficit of the U.S. economy may translate into an upward adjustment of risk premium and higher global interest rates;

•	the fragility of the recovery from the financial crisis triggered by defaults on subprime mortgages and related asset-backed securities in the United States which has significantly disrupted the liquidity of financial institutions and markets;

•	the fragility of the Greek economy, which could affect the funding costs of Spanish financial institutions and of the Government;

•	the effects of the withdrawal of significant monetary and fiscal stimulus programs and uncertainty over government responses to growing public deficits. Along these lines, full allotment of ECB liquidity has been removed in one year auctions (and in the rest of auctions it is only guaranteed up to October 2010), the Spanish public guarantees program for the issuance of securities is scheduled to terminate in mid-2010 and the Spanish Fund for the Restructuring of the Financial Sector is authorized only until mid-2010;

•	uncertainty over regulation of the financial industry, including the potential limitation on the size or scope of the activities of certain financial institutions or additional capital requirements, coming both from the Bank of Spain or globally;

•	the continued downward adjustment in the housing sector in Spain, which could further negatively affect credit demand and household wealth, disposable income and consumer confidence. The existence of a significant over supply in the housing market in Spain and the pessimistic expectations about house price increases are likely to postpone investment decisions, therefore negatively affecting mortgage growth rates. In addition, we expect that the increase of Value Added Tax in Spain by mid-2010 could further disincentive residential real estate transactions;

•	continued volatility in capital markets or a downturn in investor confidence, linked to factors such as geopolitical risk, particularly given the environment in the Middle East. Continued or new crises in the region could cause an increase in oil prices, generating inflationary pressures that will have a negative effect on interest rates and economic growth;

•	the effect that an economic slowdown may have over Latin American markets and fluctuations in local interest and exchange rates; and

•	although it is foreseeable that entry barriers to domestic markets in Europe will be lowered, our plans for expansion into other European markets could be affected by entry barriers in such countries and by protectionist policies of national governments, which are generally higher in times of crisis.

E.	Off-Balance Sheet Arrangements

In addition to loans, we had outstanding the following contingent liabilities and commitments at the dates indicated:

	As of December 31,
	2009	2008	2007
	(In millions of euros)

Contingent liabilities:
Rediscounts, endorsements and acceptances	45	81	58
Guarantees and other sureties	26,266	27,649	27,997
Other contingent liabilities	6,874	8,222	8,804

Total contingent liabilities	33,185	35,952	36,859

Commitments:
Balances drawable by third parties:
Credit entities	2,257	2,021	2,619
Public authorities	4,567	4,221	4,419
Other domestic customers	29,604	37,529	42,448
Foreign customers	48,497	48,892	51,958

Total balances drawable by third parties	84,925	92,663	101,444
Other commitments	7,398	6,234	5,496

Total commitments	92,323	98,897	106,940

Total contingent liabilities and commitments	125,508	134,849	143,799

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance-sheet funds managed by us as of December 31, 2009, 2008 and 2007:

	As of December 31,
	2009	2008	2007
	(In millions of euros)

Mutual funds	39,849	37,076	63,487
Pension funds	57,264	42,701	59,143
Other managed assets	26,501	24,582	31,936

Total	123,614	104,359	154,566

See Note 38 to the Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Our consolidated contractual obligations as of December 31, 2009 based on when they are due, were as follows:

	Less Than	One to Five	Over
	One Year	Years	Five Years	Total
	(In millions of euros)

Senior debt	42,137	40,435	14,614	97,186
Subordinated liabilities	1,191	1,529	14,585	17,305
Capital lease obligations	—	—	—	—
Operating lease obligations	159	196	213	568
Purchase obligations	240	18	—	258

Total(*)	43,727	42,178	29,412	115,317

(*)	Interest to be paid is not included. The majority of the senior and subordinated debt was issued at variable rates. The financial cost of such issuances for 2009, 2008 and 2007 is detailed in Note 39.2 to the Consolidated Financial Statements. Commitments with personnel for 2009, 2008 and 2007 are detailed in Note 26 to the Consolidated Financial Statements. The breakdown by maturities of customer deposits for 2009, 2008 and 2007 are detailed in Note 7 to the Consolidated Financial Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Our board of directors is committed to a good corporate governance system in the design and operation of our corporate bodies in the best interests of the Company and our shareholders.

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

Our board of directors has also approved a report on Corporate Governance for 2009, according to the guidelines set forth under Spanish regulation for listed companies. It can be found on our website (www.bbva.com).

Our website was created as an instrument to facilitate information and communication with shareholders. It provides special direct access to all information considered relevant to BBVA’s corporate governance system in a user-friendly manner.

A.	Directors and Senior Management

We are managed by a board of directors that currently has twelve members. Pursuant to article one of the board regulations, independent directors are those external directors who have been appointed in view of their personal and professional qualifications and can carry out their duties without being compromised by their relationships with us, our significant shareholders or our senior managements. Independent directors may not:

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

i) Fall within the cases described under letters a), e), f) or g) above, with respect to any significant shareholder or shareholder represented on the Board. In cases of family relationships described under letter g), the limitation shall not only apply to the shareholder, but also to the directors it nominates for the Company’s board.

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

Regulations of the Board of Directors

The principles and elements comprising our corporate governance are set forth in our board regulations, which govern the internal procedures and the operation of the board and its committees and directors’ rights and duties as described in their charter. Originally approved in 2004, these regulations were amended in December 2007 to reflect recommendations on corporate governance as adjusted to the Bank’s particular actual circumstances.

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

Term of Directorships and Director Age Limit

Directors shall stay in office for the term defined by our bylaws (three years). If a director has been appointed to finish the unexpired term of another director, he or she shall work out the term of office remaining of the director whose vacancy he or she covered through appointment, unless a proposal is put to the AGM to appoint him or her for the term of office established under our bylaws.

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

They shall participate in the deliberations, discussions and debates arising on matters put to their consideration and shall have sufficient information to be able to form a sound opinion on the questions corresponding to our governing bodies. They may request additional information and advice if they so require in order to perform their duties. Their participation in the board’s meetings and deliberations shall be encouraged.

The directors may also request help from external experts with respect to business submitted to their consideration whose complexity or special importance makes it advisable.

Conflicts of interest

The rules comprising the BBVA directors’ charter detail different situations in which conflicts of interest could arise between directors, their family members and/or organizations with which they are linked, and the BBVA Group. They establish procedures for such cases, in order to avoid conduct contrary to our best interests.

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

The Board of Directors

The board of directors is currently comprised of 12 members, as in the meeting held on March 23, 2010 the Board accepted the resignation of Mr. Roman Knörr Borrás as member of the board due to the fact that he had reached the age limit provided in the Regulations of the Board.

The following table sets forth the names of the members of the board of directors as of that date of this Annual Report on Form 20-F, their date of appointment and, if applicable, reelection, their current positions and their present principal outside occupation and five-year employment history.

					Present Principal
					Outside Occupation
					and Five-Year
				Date	Employment
Name	Birth Year	Current Position	Date Nominated	Re-elected	History(*)

Francisco González Rodríguez(1)	1944	Chairman and Chief Executive Officer	January 28, 2000	March 12, 2010	Chairman and CEO of BBVA, since January 2000. Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A.

Angel Cano Fernandez(1)	1961	President and Chief Operating Officer	September 29, 2009,	March 12, 2010	President and Chief Operating Officer, BBVA, since 2009. Director of Grupo Financiero BBVA Bancomer and BBVA Bancomer, S.A de CV. Citic Bank board member. BBVA Director of Resources and Means from 2005 to 2009.

Tomás Alfaro Drake(2)	1951	Independent Director	March 18, 2006		Director of Business Management and Administration and Business Sciences programs at Universidad Francisco de Vitoria, since 1998.

Juan Carlos Álvarez Mezquíriz(1)(3)	1959	Independent Director	January 28, 2000	March 18, 2006	Managing Director of Grupo Eulen, S.A.

Rafael Bermejo Blanco(2)(4)	1940	Independent Director	March 16, 2007		Chairman of the Audit and Compliance Committee of BBVA since March 28, 2007. Technical Secretary General of Banco Popular, 1999 — 2004.

Ramón Bustamante y de la Mora(2)(4)	1948	Independent Director	January 28, 2000	March 12, 2010	Was Director and General Manager and Non-Executive Vice-President of Argentaria and Chairman of Unitaria (1997)

José Antonio Fernández Rivero(4)	1949	Independent Director	February 28, 2004	March 13, 2009	Chairman of Risk Committee since March 30, 2004; On 2001 was appointed Group General Manager, until January 2003. Has been director representing BBVA on the Boards of Telefonica, Iberdrola, and of Banco de Crédito Local, and Chairman of Adquira.

Ignacio Ferrero Jordi(1)(3)	1945	Independent Director	January 28, 2000	March 12, 2010	Chief Operating Officer of Nutrexpa, S.A. and La Piara, S.A. Chairman of Aneto Natural

Carlos Loring Martínez de Irujo(2)(3)	1947	Independent Director	February 28, 2004	March 18, 2006	Chairman of the Board’s Appointment and Compensation committee since April 2006. Partner of J&A Garrigues, from 1977 until 2004; Director of the Department of Mergers and Acquisitions, of Banking and Capital Markets, Member of the Management Committee since 1985

José Maldonado Ramos(4)	1952	External Director	January 28, 2000	March 13, 2009,	Was appointed Director and General Secretary of BBVA, in January 2000. Took early retirement as Bank executive in December 2009.

Enrique Medina Fernández(1)(4)	1942	Independent Director	January 28, 2000	March 13, 2009	State Attorney on Sabbatical. Deputy Chairman of Gines Navarro Construcciones until it merged to become Grupo ACS.

Susana Rodríguez Vidarte(2)(3)	1955	Independent Director	May 28, 2002	March 18, 2006	Was Dean of Deusto “La Comercial” University 1996-2009 Member of the accounts auditing institute.

(*)	Where no date is provided, the position is currently held.

(1)	Member of the Executive Committee.

(2)	Member of the Audit and Compliance Committee.

(3)	Member of the Appointments and Compensation Committee.

(4)	Member of the Risk Committee.

Executive Officers (Comité de Dirección or Management Committee)

Our executive officers were each appointed for an indefinite term. Their positions as of the date of this Annual Report on Form 20-F are as follows:

Present Principal Outside Occupation and
Name	Current Position	Five-Year Employment History(*)

Francisco González Rodríguez	Chairman and Chief Executive Officer	Chairman, BBVA, since January 2000. Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer, S.A.
Angel Cano Fernandez	President and Chief Operating Officer	Director, Grupo Financiero BBVA Bancomer and BBVA Bancomer, S.A. de CV
Eduardo Arbizu Lostao	Head of Legal, Tax, Audit and Compliance department	Head of Legal department of BBVA, since 2002; Chief Executive Officer, Barclays Bank Spain, 1997 to 2002.
Manuel González Cid	Head of Finance Division	Deputy General Manager, BBVA — Head of the Merger Office, 1999 to 2001; Head of Corporate Development, BBVA, 2001 to 2002. Director and Vice president of Repsol YPF, S.A. 2003-2005.
José María García Meyer-Dohner	Head of United States	BBVA Business Management and Coordination Manager for Mexico, 2000-2001. Commercial Banking Manager for BBVA Bancomer, 2001-2004. Retail Banking Manager for the U.S., since August 2004.
Ignacio Deschamps González	Head of Mexico	Commercial Banking Director for BBVA Bancomer to 2006. General Director of BBVA Bancomer since December 2006.
Juan Asúa Madariaga	Head of Corporate and Business -Spain and Portugal	Global Corporate Banking Director, BBVA, 2000. E-Commerce Director, BBVA, 2000-2001. Corporate Global Banking Director, BBVA, 2001-2005.
Jose Barreiro Hernández	Head of Global Operations	Spanish Markets Director, BBVA, 2000-2001. Head of Global Markets and Distribution, Trading and Equity, BBVA, 2001-2005.
Vicente Rodero Rodero	Head of South America	BBVA Corporate Banking Director for Mexico, 1995-1999. BBVA Personal Banking Director, 1999-2003. BBVA Regional Director for Madrid, 2003-2004. BBVA Commercial Banking Director for Spain, 2004-2006.
Carlos Torres Vila	Head of Strategy & Development	BBVA Corporate Strategy & Development Director since January 2009. He entered in BBVA on September 2008. Before he worked five years in Endesa as Strategy Corporate Director.
Gregorio Panadero	Head of Brand and Communication	From April 1, 2009, Head of BBVA Corporate Brand & Communications Department. Director of Communications and Corporate Responsibility at Grupo Ferrovial from 2006-to 2009.
Manuel Castro	Head of Risk	Head of BBVA Risk Department since September 2009. Director of Innovation and Business Development from 2005 to 2009.
Ramón Monell	Head of Innovation & Technology	Head of BBVA Innovation and Technology since September 2009. From 2002-2005 Chief Operating Officer of BBVA in Chile. BBVA Director of Technology & Operations. (2006-2009)
Juan Ignacio Apoita Gordo	Head of Human Resources & Services	BBVA Head of Human Resources and Services since September 2009 BBVA Head of Human Resources Director from 2006 to 2009

(*)	Where no date is provided, positions are currently held.

B.	Compensation

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

Remuneration of non-executive Directors

The remuneration paid to the non-executive members of the Board of Directors during 2009 is indicated below. The figures are given individually for each non-executive director and itemized in thousand euros:

					Appointments
			Audit and		and
		Standing	Compliance	Risk	Compensation
	Board	Committee	Committee	Committee	Committee	Total

Tomás Alfaro Drake	129	—	71	—	—	200
Juan Carlos Álvarez Mezquiriz	129	167	—	—	42	338
Rafael Bermejo Blanco	129	—	179	107	—	415
Ramón Bustamante y de La Mora	129	—	71	107	—	307
José Antonio Fernández Rivero(*)	129	—	—	214	—	343
Ignacio Ferrero Jordi	129	167	—	—	42	338
Román Knörr Borrás(**)	129	167	—	—	—	296
Carlos Loring Martínez de Irujo	129	—	71	—	107	307
Enrique Medina Fernández	129	167	—	107	—	403
Susana Rodríguez Vidarte	129	—	71	—	42	242

Total(***)	1,290	668	463	535	233	3,189

(*)	José Antonio Fernández Rivero, apart from the amounts listed in the previous table, also received a total of €652 thousand during 2009 in early retirement payments as a former member of the BBVA management.

(**)	As previously mentioned, in the meeting held on March 23, 2010, the Board accepted the resignation of Mr. Roman Knörr Borrás as member of the board due to the fact that he had reached the age limit provided in the Regulations of the Board.

(***)	Moreover, Mr. Richard C. Breeden, who stood down as director on 13th March 2009, received the sum of €87 thousand in 2009 as remuneration for his membership of the Board.

Remuneration of executive Directors

The remuneration paid to the current Chairman and CEO and President and COO during 2009 is indicated below. The figures for each such director are itemized in thousand euros below.

	Fixed	Variable
	Remuneration	Remuneration(*)	Total(**)

Chairman and CEO	1,928	3,416	5,343
President and COO	783	1,256	2,039

Total	2,710	4,672	7,382

(*)	Figures for the variable pay from 2008 received in 2009.

(**)	The remuneration paid to the current president & COO, who was appointed September 29, 2009, includes the amount payable as Head of Resources & Systems for the time he occupied this position .

During 2009, the former president and COO, who was also an executive director and who stood down on September 29, 2009, received €1,065 thousand in fixed remuneration and €2,861 thousand in variable remuneration from 2008 payable in 2009.

During 2009, the former Company secretary, was also an executive director and who stood down as executive of the Bank on December 22, 2009, received €650 thousand in fixed remuneration and €815 thousand in variable remuneration from 2008 payable in 2009.

Additionally, those who have been executive directors during 2009 received remuneration in kind and others to a total joint sum of €144 thousand.

The executive directors have also accrued variable remuneration for 2009, payable in 2010: €3,388 thousand payable to the chairman and CEO and €1,482 thousand payable to the president & COO.

The former president and COO accrued €2,811 thousand in variable remuneration for 2009, under the same item, and the former Company Secretary €805 thousand. These amounts are payable in 2010.

These amounts are booked under “Other Liabilities — Carried Forward” on the consolidated balance sheet at 31st December 2009.

Remuneration of the members of the Management Committee

In 2009, members of the BBVA Management committee (excluding executive directors and members not in their position as of December 31, 2009) received a total of €6,257 thousand in fixed remuneration and €10,804 thousand in variable remuneration from 2008 paid in 2009.

The Management committee members received payment in kind and other worth €453 thousand during 2009.

Long-term share remuneration plan (2006-2008) for executive directors and members of the management committee

Our AGM, on March 13, 2009, approved the settlement of the Long-Term Share Remuneration Plan for 2006 to 2008 (hereinafter “The Plan”), under the terms and conditions established when it began, as a function of the BBVA TSR performance benchmarked against those of the banks in its peer group.

The Plan was formally settled on March 30, 2009, and the number of BBVA shares deliverable to its beneficiaries were:

	No Assigned
	Theoretical	Multiplier	Number of
	Shares	Ratio	Shares

Chairman & CEO	320,000	1.42	454,400
President & COO	125,000	1.42	177,500

(*)	The number of shares delivered to the former president and COO and the former Company secretary and director as a result of this settlement were: 383,400 shares for the former president and COO and 142,000 for the former Company Secretary.

The total number of shares deliverable to the Management committee members sitting on the committee on the date the Plan was settled, excluding executive directors, was 1,191,616 shares.

2009 — 2010 Multi-Year Variable Share Remuneration Program for executive directors and members of the Management committee.

The Bank’s AGM, March 13, 2009, adopted a variable-remuneration scheme in BBVA shares for 2009 and 2010 (hereinafter “The Program”), addressed to the members of the senior management, including executive directors and members of the Management committee.

The Program allocates each beneficiary a number of units as a function of their level of responsibility. At the end of the plan, if the requirements established initially are met, these are used to deliver BBVA shares.

The specific number of shares to be given to each beneficiary of the Program will be determined by multiplying the number of units allocated by a ratio of between 0 and 2, established as a function of the comparative performance of the Bank’s TSR (total shareholders’ return) against the TSR of the Bank’s international peer-group.

The number of units allocated to the executive directors was 215,000 units for the chairman and CEO; 131,707 for the president and COO.

The total number of units allocated under this Program to Management committee members sitting on the committee on December 31, 2009, excluding executive directors, was 817,464 units.

The number of units initially allocated to the former president and COO and the former Company Secretary and director was reduced as a consequence of their retirement pursuant to a scale as a function of the time during which they performed their executive duties in the Bank and the total duration of the Program. They received 48,293 and 29,024 units respectively.

Remuneration system for non-executive directors using deferred delivery of shares

On March 18, 2006, the general shareholders’ meeting resolved to establish a remuneration plan using deferred delivery of shares to the Bank’s non-executive directors, to substitute the earlier plan that had covered these directors.

The plan assigns theoretical shares each year to non-executive director beneficiaries equivalent to 20% of the total remuneration paid to each in the previous year, using the average of BBVA stock closing prices from the sixty trading sessions prior to the AGM that approves the financial statements for the years covered by the plan starting from the year 2007. These shares, where applicable, are to be delivered when the beneficiaries cease to be directors on any grounds other than serious dereliction of duties.

The number of theoretical shares allocated to non-executive director beneficiaries under the deferred share delivery scheme approved at the shareholders’ meeting in 2009 corresponding to 20% of the total remuneration paid to each in 2008, is set forth below:

	Theoretical	Accumulated
Directors	Shares	Theoretical Shares

Tomás Alfaro Drake	5,645	9,707
Juan Carlos Álvarez Mezquíriz	9,543	33,511
Rafael Bermejo Blanco	11,683	15,989
Ramón Bustamante y de la Mora	8,661	32,648
José Antonio Fernández Rivero	9,663	24,115
Ignacio Ferrero Jordi	9,543	34,083
Román Knörr Borrás(*)	8,335	27,838
Carlos Loring Martínez de Irujo	8,667	20,418
Enrique Medina Fernández	11,351	44,708
Susana Rodríguez Vidarte	6,854	20,450

Total	89,945	263,467

(*)	As previously mentioned, in the meeting held on March 23, 2010, the Board accepted the resignation of Mr. Román Knörr Borrás as member of the board due to the fact that he had reached the age limit provided in the Regulations of the Board.

Pension commitments

The provisions recorded at December 31, 2009 to cover the commitments for protection insurance for the president and COO were €13,753 thousand. This includes both the sums accumulated as member of the Management committee, and also those stemming from his current position as president and COO. To date, there are no other commitments for executive directors under this item.

During 2009, our Board of Directors determined the pension rights to which the chairman and CEO was entitled, having reached the age of 65 at which point his retirement pension rights vested. These were established under the actuarial criteria applicable to the bank, at €79,775 thousand of which €72,547 thousand had already been charged to the earnings of previous years, which have been outsourced under an insurance policy whose benefits may not be received until the chairman and CEO stands down from his executive responsibilities. Thus, at December 31, 2009, all the Bank’s pension commitments for the chairman and CEO have been met.

Likewise, the Board of Directors determined the pension rights to which the former president & COO was entitled as a consequence of his early retirement. It established this sum at €68,674 thousand, of which €52,495 thousand were already charged to the earnings of previous years. This amount has been outsourced under an insurance policy. Thus, at December 31, 2009, all the Bank’s pension commitments for the former president and COO have been met.

Finally, the Board of Directors determined the pension rights to which the former Company secretary and director was entitled as a consequence of his early retirement. It established this sum at €13,511 thousand of which €8,710 thousand were already charged to the earnings of previous years. This amount has been paid as compensation for his pension rights, such that at December 31, 2009, the Bank’s pension commitments for the former Company secretary and director have been met.

Moreover, €79 thousand have been paid in insurance premiums for non-executive members of the Board of Directors.

The provisions charged to December 31, 2009 for pension commitments for the Management committee members, excluding executive directors, amounted to €45,535 thousand. Of these, €8,371 thousand were provisioned during 2009.

Severance Payments

The contractual conditions agreed with the Bank’s executive directors previously recognized their entitlement to receive compensation in the case of severance. The Bank has ceased to bear these obligations. Consequently, at December 31, 2009 there are no severance compensation payment commitments for executive directors and will not be in the future. Our directors do not have services contracts that provide for benefits upon termination of employment beyond those described above.

The contract of the president and COO determines that in the event of him losing this condition on any grounds other than his own will, retirement, disability or severe dereliction of duty, he will take early retirement with a pension payable, as he chooses, through a lifelong annuity pension, or by payment of a lump sum. This pension will be 75% of his pensionable salary if the severance occurs before he is 55, and 85% if it occurs after reaching said age.

C.	Board Practices

Committees

Our corporate governance system is based on the distribution of functions between the board, the Executive Committee and the other board Committees, namely: the Audit and Compliance Committee; the Appointments and Compensation Committee; and the Risk Committee.

Executive Committee

Our board of directors is assisted in fulfilling its responsibilities by the Executive Committee (Comisión Delegada Permanente) of the board of directors. The board of directors delegates all management functions, except those that it must retain due to legal or statutory requirements, to the Executive Committee.

As of the date of this Annual Report, BBVA’s Executive Committee was comprised of two executive directors and three independent directors, as follows.

Chairman and Chief Executive Officer:	Mr. Francisco González Rodríguez
President and Chief Operating Officer:	Mr. Angel Cano Fernandez
Members:	Mr. Juan Carlos Álvarez Mezquíriz
Mr. Ignacio Ferrero Jordi
Mr. Enrique Medina Fernández

According to our bylaws, the Executive Committee’s responsibilities include the following: to formulate and propose policy guidelines, the criteria to be followed in the preparation of programs and to fix targets, to examine the proposals put to it in this regard, comparing and evaluating the actions and results of any direct or indirect activity carried out by the Group; to determine the volume of investment in each individual activity; to approve or reject operations, determining methods and conditions; to arrange inspections and internal or external audits of all operational areas of the Group; and in general to exercise the faculties delegated to it by the board of directors.

Specifically, the Executive Committee is entrusted with evaluation of our system of corporate governance. This shall be analyzed in the context of our development and of the results we have obtained, taking into account any regulations that may be passed and/or recommendations made regarding best market practices and adapting these to our specific circumstances.

The Executive Committee shall meet on the dates indicated in the annual calendar of meetings and when the chairman or acting chairman so decides. During 2009, the Executive Committee met 18 times.

Audit and Compliance Committee

This committee shall perform the duties required it under applicable laws, regulations and our bylaws. Essentially, it has authority from the board to supervise the financial statements and the oversight of the Group.

The board regulations establish that the Audit and Compliance Committee shall have a minimum of four members appointed by the board in light of their know-how and expertise in accounting, auditing and/or risk management. They shall all be independent directors, one of whom shall act as chairman, also appointed by the board.

As of the date of this Annual Report, the Audit and Compliance Committee members were:

Chairman:	Mr. Rafael Bermejo Blanco
Members:	Mr. Tomás Alfaro Drake
Mr. Ramón Bustamante y de la Mora
Mr. Carlos Loring Martínez de Irujo
Mrs. Susana Rodríguez Vidarte

The scope of its functions is as follows:

•	Supervise the internal control systems’ sufficiency, appropriateness and efficacy in order to ensure the accuracy, reliability, scope and clarity of the financial statements of the Company and its consolidated group in their annual and quarterly reports. The committee also oversees the accounting and financial information that the Bank of Spain or other regulators from Spain and abroad may require.

•	Oversee compliance with applicable national and international regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to anti-trust regulations. The committee also oversees that any requests for information or for a response from the competent bodies in these matters are dealt with in due time and in due form.

•	Ensure that the internal codes of ethics and conduct and securities market operations, as they apply to our personnel, comply with regulations and are properly suited to the Bank.

•	Enforce compliance with provisions contained in our directors’ charter, and ensure that directors satisfy applicable standards regarding their conduct on the securities markets.

•	Ensure the accuracy, reliability, scope and clarity of the financial statements. The committee shall constantly monitor the process by which they are drawn up, holding frequent meetings with the Bank executives and the external auditor responsible for them.

The committee shall also monitor the independence of external auditors. This entails the following two duties:

•	Ensuring that the auditors’ warnings, opinions and recommendations are followed.

•	Establishing the incompatibility between the provision of audit and the provision of consultancy services, unless there are no alternatives in the market to the auditors or companies in the auditors’ group of equal value in terms of their content, quality or efficiency. In such event, the committee must grant its approval, which can be done in advance by delegation to its chairman.

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

The Audit and Compliance Committee meets as often as necessary to comply with its tasks, although an annual meeting schedule is drawn up in accordance with its duties. During 2009 the Audit and Compliance Committee met 13 times.

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

Appointments and Compensation Committee

The Appointments and Compensation Committee is tasked with assisting the board on issues related to the appointment and re-election of board members, and determining the directors’ remuneration.

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
Mr. Ignacio Ferrero Jordi
Mrs. Susana Rodríguez Vidarte

The duties of the Appointments and Compensation Committee, apart from the aforementioned duty in the appointment of directors, include proposing the remuneration system for the board as a whole, within the framework established in the Company’s bylaws. This entails determination of its items, the amount payable for each item and the settlement of said amount, and, as mentioned above, the scope and amount of the remuneration, rights and economic compensation for the CEO, the COO and the Bank’s executive directors in order to include these aspects in a written contract.

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

The chairman of the Appointments and Compensation Committee shall convene it as often as necessary to comply with its mission, although an annual meeting schedule shall be drawn up in accordance with its duties. During 2009 the Appointments and Compensation Committee met 12 times.

In accordance with the board regulations, the committee may ask members of the Group to attend its meetings, when their responsibilities relate to its duties. It may also receive any advisory services it requires to inform its criteria on issues falling within the scope of its powers.

Risk Committee

The board’s Risk Committee is tasked with the analysis of issues related to our risk management and control policy and strategy. It assesses and approves any risk transactions that may be significant.

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
Mr. Rafael Bermejo Blanco
Mr. José Maldonado Ramos
Mr. Enrique Medina Fernández

Under the board regulations, it has the following duties:

•	Analyze and evaluate proposals related to our risk management and oversight policies and strategy. In particular, these shall identify:

a) the risk map;

b)	the setting of the level of risk considered acceptable according to the risk profile (expected loss) and capital map (risk capital) broken down by our businesses and areas of activity;

c) the internal information and oversight systems used to oversee and manage risks; and

d) the measures established to mitigate the impact of risks identified should they materialize.

•	Monitor the match between risks accepted and the profile established.

•	Assess and approve, where applicable, any risks whose size could compromise the our capital adequacy or recurrent earnings, or that present significant potential operational or reputational risks.

•	Check that we possess the means, systems, structures and resources benchmarked against best practices to allow implementation of its risk management strategy.

The committee meets as often as necessary to best perform its duties, usually once a week. In 2009, it held 53 meetings.

D.	Employees

As of December 31, 2009, we, through our various affiliates, had 103,721 employees. Approximately 82% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

Country	BBVA	Banks	Companies	Total

Spain	25,871	476	1,589	27,936
United Kingdom	89	—	—	89
France	94	—	—	94
Italy	55	—	208	263
Germany	35	—	—	35
Switzerland	—	113	—	113
Portugal	—	917	—	917
Belgium	37	—	—	37
Russia	4	—	—	4
Ireland	—	5	—	5

Total Europe	26,185	1,511	1,797	29,493
United States	136	12,166	—	12,302

Panama	—	308	—	308
Puerto Rico	—	777	—	777
Argentina	—	5,300	—	5,300
Brazil	3	—	17	20
Colombia	—	5,821	—	5,821
Venezuela	—	5,791	—	5,791
Mexico	—	32,580	—	32,580
Uruguay	20	185	—	205
Paraguay	—	250	—	250
Bolivia	—	—	207	207
Chile	—	5,039	—	5,039
Cuba	1	—	—	1
Peru	—	5,208	—	5,208
Ecuador	—	—	262	262

Total Latin America	24	61,259	486	61,769
Hong Kong	116	—	—	116
Japan	10	—	—	10
China	15	—	—	15
Singapore	9	—	—	9
India	2	—	—	2
South Korea	2	—	—	2

Total Asia	154	—	—	154

Australia	3	—	—	3
Total Oceania	3	—	—	3

Total	26,502	74,936	2,283	103,721

As of December 31, 2008, we, through our various affiliates, had 108,972 employees The table below sets forth the number of BBVA employees by geographic area:

Country	BBVA	Banks	Companies	Total

Spain	26,785	597	1,688	29,070
United Kingdom	98	—	6	104
France	97	—	—	97
Italy	58	—	194	252
Germany	26	—	—	26
Switzerland	—	118	—	118
Portugal	—	936	—	936
Belgium	38	—	—	38
Jersey	—	3	—	3
Russia	4	—	—	4
Ireland	—	4	—	4

Total Europe	27,106	1,658	1,888	30,652
United States	168	12,479	—	12,647

Panama	—	312	—	312
Puerto Rico	—	910	—	910
Argentina	—	5,648	—	5,648
Brazil	4	—	14	18
Colombia	—	6,093	—	6,093
Venezuela	—	6,295	—	6,295
Mexico	—	34,535	—	34,535
Uruguay	46	171	—	217
Paraguay	—	212	—	212
Bolivia	—	—	197	197
Chile	—	5,325	—	5,325
Cuba	1	—	—	1
Peru	—	5,553	—	5,553
Ecuador	—	—	216	216

Total Latin America	51	65,054	427	65,532
Hong Kong	107	—	—	107
Japan	9	—	—	9
China	7	—	—	7
Singapore	18	—	—	18

Total Asia	141	—	—	141

Total	27,466	79,191	2,315	108,972

As of December 31, 2007, we, through our various affiliates, had 111,913 employees. The table below sets forth the number of BBVA employees by geographic area:

Country	BBVA	Banks	Companies	Total

Spain	28,892	725	1,489	31,106
United Kingdom	133	—	7	140
France	109	—	—	109
Italy	61	—	171	232
Germany	7	—	—	7
Switzerland	—	111	—	111
Portugal	—	925	—	925
Belgium	38	—	—	38
Jersey	—	3	—	3
Russia	3	—	—	3
Ireland	—	5	—	5

Total Europe	29,243	1,769	1,667	32,679
United States	236	13,096	—	13,332
Grand Cayman	2	—	—	2

Total North America	238	13,096	—	13,334
Panama	—	285	—	285
Puerto Rico	—	999	—	999
Argentina	—	7,483	—	7,483
Brazil	4	—	15	19
Colombia	—	5,969	—	5,969
Venezuela	—	5,822	—	5,822
Mexico	—	35,200	—	35,200
Uruguay	36	158	—	194
Paraguay	—	139	—	139
Bolivia	—	—	196	196
Chile	—	4,431	—	4,431
Dominican Republic	—	—	—	—
Cuba	1	—	—	1
Peru	—	4,874	—	4,874
Ecuador	—	—	167	167

Total Latin America	41	65,360	378	65,779
Hong Kong	90	—	—	90
Japan	11	—	—	11
China	6	—	—	6
Singapore	14	—	—	14

Total Asia	121	—	—	121

Total	29,643	80,228	2,045	111,913

The terms and conditions of employment in private sector banks in Spain are negotiated with trade unions representing bank employees. Wage negotiations take place on an industry-wide basis. This process has historically produced collective bargaining agreements binding upon all Spanish banks and their employees. The collective bargaining agreement in application during 2009 came into effect as of January 1, 2007 and will apply until December 31, 2010.

As of December 31, 2009, we had 350 temporary employees in our Spanish offices.

E.	Share Ownership

As of March 26, 2010, the members of the board of directors owned an aggregate of 2,609,826 BBVA shares as shown in the table below :

	Directly	Indirectly
	Owned	Owned	Total	% Capital
Name	Shares	Shares	Shares	Stock

Gonzalez Rodríguez, Francisco	318,234	1,564,059	1,882,293	0.050
Cano Fernández, Ángel	277,153		277,153	0.007
Alfaro Drake, Tomás	9,286	—	9,286	0.000
Álvarez Mezquiriz, Juan Carlos	142,439	—	142,439	0.004
Bermejo Blanco, Rafael	27,000	—	27,000	0.001
Bustamante y de la Mora, Ramon	10,302	2,032	12,334	0.000
Fernandez Rivero, José Antonio	50,805		50,805	0.001
Ferrero Jordi, Ignacio	2,916	52,126	55,042	0.001
Loring Martínez de Irujo, Carlos	39,780	—	39,780	0.001
Maldonado Ramos, José	61,053	—	61,053	0.002
Medina Fernández, Enrique	32,262	1,214	33,476	0.001
Rodriguez Vidarte, Susana	16,781	2,384	19,165	0.001

TOTAL	988,011	1,621,815	2,609,826	0.070

BBVA has not granted options on its shares to any members of its administrative, supervisory or Management bodies. Information regarding the Multi-Year Variable Share Remuneration Program (in which executive directors participate) is provided under “Item 6. Directors, Senior Management and Employees — B. Compensation — 2009 to 2010 Multi-Year Variable Share Remuneration Program”.

As of March 26, 2010 the executive officers (excluding executive directors) and their families owned 896,735 shares. None of our executive officers holds 1% or more of BBVA’s shares.

As of March 26, 2010, a total of 25,033 employees (excluding executive officers and directors) owned 36,861,954 shares, which represents 0.98% of our capital stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of December 31, 2009 to our knowledge, no person, corporation or government owned beneficially, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of December 31, 2009, there were 884,373 registered holders of BBVA’s shares, with an aggregate of 3,747,969,121 shares, of which 197 shareholders with registered addresses in the United States held a total of 701,208,611 shares (including shares represented by American Depositary Receipts (“ADRs”)). Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. Our directors and executive officers did not own any ADRs as of December 31, 2009.

B.	Related Party Transactions

Loans to Directors, Executive Officers and Other Related Parties

As of December 31, 2009, loans granted to members of the board of directors amounted to an aggregate of €806 thousand.

As of December 31, 2009, loans granted to the Management Committee, excluding the executive directors, amounted to an aggregate of €3,912 thousand.

As of December 31, 2009, there were no guarantees provided on behalf of members of our Management Committee.

As of December 31, 2009, the loans granted to parties related to key personnel (the members of the board of directors of BBVA and of the Management Committee as mentioned above) amounted to an aggregate of €51,882 thousand. As of December 31, 2009, the other exposure (guarantees, financial leases and commercial loans) to parties related to key personnel amounted to an aggregate of €24,514 thousand.

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

and other similar transactions within the scope of the ordinary course of the banking business, such as loans and other banking services to our shareholders, to employees of all levels, to the associates and family members of all the above and to other BBVA non-banking subsidiaries or affiliates. All these transactions have been made:

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

A.	Consolidated Statements and Other Financial Information

Financial Information

See Item 18.

Dividends

The table below sets forth the amount of interim, final and total cash dividends paid by BBVA on its shares for the years 2005 to 2009, adjusted to reflect all stock splits. The rate used to convert euro amounts to dollars was the noon buying rate at the end of each year.

	Per Share
	First Interim		Second Interim		Third Interim		Final		Total
	€	$	€	$	€	$	€	$	€	$

2005	€0.115	$0.143	€0.115	$0.143	€0.115	$0.143	€0.186	$0.231	€0.531	$0.660
2006	€0.132	$0.174	€0.132	$0.174	€0.132	$0.174	€0.241	$0.318	€0.637	$0.841
2007	€0.152	$0.222	€0.152	$0.222	€0.152	$0.222	€0.277	$0.405	€0.733	$1.070
2008	€0.167	$0.232	€0.167	$0.232	€0.167	$0.232	—	—	€0.501	$0.697
2009	€0.090	$0.129	€0.090	$0.129	€0.090	$0.129	€0.150	$0.215	€0.420	$0.602

We have paid annual dividends to our shareholders since the date we were founded. Historically, we have paid interim dividends each year. The total dividend for a year is proposed by the board of directors following the end of the year to which it relates. The unpaid portion of this dividend (the final dividend) is paid after the approval of our financial statements by the shareholders at the AGM. Interim and final dividends are payable to holders of record on the dividend payment date. Unclaimed dividends revert to BBVA five years after declaration.

While we expect to declare and pay dividends on our shares on a quarterly basis in the future, the payment of dividends will depend upon our earnings, financial condition, governmental regulations and policies and other factors.

On March 13, 2009, our shareholders adopted the distribution of additional shareholder remuneration to complement the 2008 cash dividend in the form of an in-kind distribution of a portion of the share premium reserve. On April 20, 2009, our shareholders received BBVA shares from treasury stock in the proportion of one share for every 62 outstanding. Accordingly, the number of shares distributed was 60,451,115.

This payment entailed a charge against the share premium reserve of €317 million, the weighted average market price of BBVA shares in the continuous electronic market on the trading session on March 12, 2009, the day immediately preceding the date of the AGM (“Reference Value”), subject to a ceiling such that in no event can the charge against the share premium reserve exceed the total account balance.

Subject to the terms of the deposit agreement, holders of ADRs are entitled to receive dividends attributable to the shares represented by the ADSs evidenced by their ADRs to the same extent as if they were holders of such shares.

For a description of BBVA’s access to the funds necessary to pay dividends on the shares, see “Item 4. Information on the Company — Supervision and Regulation — Dividends”. In addition, BBVA may not pay dividends except out of its unrestricted reserves available for the payment of dividends, after taking into account the Bank of Spain’s capital adequacy requirements. Capital adequacy requirements are applied by the Bank of Spain on both a consolidated and individual basis. See “Item 4. Information on the Company — Supervision and Regulation — Capital Requirements” and “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital”. Under Spain’s capital adequacy requirements, we estimate that as of December 31, 2009, BBVA had approximately €15 billion of reserves in excess of applicable capital and reserve requirements, which were not restricted as to the payment of dividends.

Legal Proceedings

On March 15, 2002, the Bank of Spain initiated proceedings against BBVA and 16 of its former directors and executives, as a result of the existence of funds (approximately €225 million) belonging to BBV that were not included in the entity’s financial statements until they were voluntarily regularized by being recognized in the 2000 consolidated income statement as non-recurrent income, for which the related corporation tax was recognized and paid. BBVA notified the Bank of Spain of these matters on January 19, 2001.

On May 22, 2002, the Board of the Spanish Securities and Exchange Commission (“CNMV”) commenced proceedings against BBVA for possible contravention of Article 99 ñ) of the Securities Market Act for the same events as those which gave rise to the proceedings initiated by the Bank of Spain.

The start of legal proceedings to determine possible criminal responsibility of the individuals involved in these events triggered the suspension of the above administrative proceedings until a definitive criminal judgment was issued. These criminal proceedings ended with a definitive court judgment in 2007, with none of those involved being convicted. The end of these criminal proceedings meant that the administrative proceedings could be re-opened. The Bank of Spain and the CNMV announced the lifting of the suspension to their proceedings on June 13, 2007 and July 26, 2007, respectively.

On July 18, 2008, the board of the Bank of Spain sanctioned BBVA with a fine of €1 million for a serious breach as typified in article 5.p) of the “Ley de Disciplina e Intervención de las Entidades de Crédito” (Law regulating the conduct of financial entities) and also imposed various sanctions on the managers and executives responsible for such conduct, none of whom are presently members of the board of directors, or hold executive office at BBVA.

On July 18, 2008, the Ministry of Economy and Finance sanctioned the entity with a fine of €2 million, as a result of the proceeding initiated by the CNMV, for a very serious breach under Article 99 ñ) of the Stock Markets Act.

Both decisions were confirmed by the Ministry for Economy and Finance on administrative appeal

Internal Control Procedures

As a result of our discovery that BBVA funds had been held in offshore accounts and not been reflected in its financial statements, we have implemented several accounting internal control procedures in order to obtain reasonable assurance that breaches of our internal controls do not occur. For example, BBVA has significantly strengthened its internal audit function. BBVA’s internal audit department is responsible for such matters as verifying accuracy and completeness of BBVA’s financial reporting and ensuring the compliance, appropriateness and effectiveness of BBVA’s internal control systems and procedures. BBVA has also enhanced its internal audit function, including by broadening the scope of its internal audit activities to include all of BBVA’s diverse operations, both in terms of business area and geographical location. In addition, since 2002, BBVA has implemented a “Director Plan” to further strengthen its internal controls. As part of this plan, BBVA’s internal audit function was further expanded to include review of information and documentation used by the management of each business unit, review of BBVA’s financial statement consolidation process and review and assessment of BBVA’s compliance with capital adequacy requirements. In addition, the Director Plan provides for the standardization of internal audit work procedures, from making initial contact with the business area or unit being audited to documenting the results of the audit.

BBVA has also reinforced its internal compliance department. This department, whose functions have been established by the Audit and Compliance Committee of our board of directors, is responsible for developing and implementing internal norms and procedures to ensure compliance with legal requirements and ethical guidelines established by us, such as our Code of Ethics and Conduct. For example, this department is responsible for establishing internal controls and procedures related to matters such as the prevention of money-laundering and trading in our securities.

Besides the accounting internal control procedures implemented by us described above, in order to further obtain reasonable assurance that breaches of our internal controls do not occur, we have taken a series of steps to strengthen our corporate governance structures in keeping with the most recent trends in this area and new legislation that has taken effect in Spain and the other countries in which we operate. For a description of these corporate governance structures, see “Item 6. — Directors, Senior Management and Employees”.

B.	Significant Changes

No significant change has occurred since the date of the Consolidated Financial Statements.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

BBVA’s shares are listed on the Spanish stock exchanges in Madrid, Bilbao, Barcelona and Valencia (the “Spanish Stock Exchanges”) and listed on the computerized trading system of the Spanish Stock Exchanges (the “Automated Quotation System”). BBVA’s shares are also listed on the New York, Mexican and London stock exchanges as well as quoted on SEAQ International in London. BBVA’s shares are listed on the New York stock exchange as American Depositary Shares (ADSs).

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

The table below sets forth, for the periods indicated, the high and low sales closing prices for the shares of BBVA on the Automated Quotation System.

	Euro per Share
	High	Low

Fiscal year ended December 31, 2005
Annual	15.17	11.95
Fiscal year ended December 31, 2006
Annual	19.49	14.91
Fiscal year ended December 31, 2007
Annual	20.08	15.60
First Quarter	20.08	17.38
Second Quarter	18.87	17.65
Third Quarter	18.43	15.60
Fourth Quarter	17.54	16.06
Fiscal year ended December 31, 2008
Annual	16.58	7.16
First Quarter	16.58	12.76
Second Quarter	15.27	12.17
Third Quarter	12.41	10.30
Fourth Quarter	12.30	7.16
Fiscal year ended December 31, 2009
Annual	13.17	4.68
First Quarter	9.28	4.68
Second Quarter	9.03	6.32
Third Quarter	12.71	8.63
Fourth Quarter	13.17	11.51
Month ended September 30, 2009	12.43	11.93
Month ended October 31, 2009	12.58	11.51
Month ended November 30, 2009	13.17	11.84
Month ended December 31, 2009	13.04	12.18
Fiscal year ended December 31, 2010
Month ended January 31, 2010	13.15	10.97
Month ended February 28, 2010	11.24	9.38
Month ended March 31 (through March 24), 2010	10.65	9.58

From January 1, 2009 through December 31, 2009 the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.157% and 2.407%, calculated on a monthly basis. On February 2, 2010, the percentage of outstanding shares held by BBVA and its affiliates was 0.963%.

The table below sets forth the reported high and low sales closing prices for the ADSs of BBVA on the New York Stock Exchange for the periods indicated.

	U.S. Dollars per ADS
	High	Low

Fiscal year ended December 31, 2005
Annual	17.91	15.08
Fiscal year ended December 31, 2006
Annual	25.15	18.21
Fiscal year ended December 31, 2007
Annual	26.23	21.56
First Quarter	26.23	22.79
Second Quarter	25.37	23.56
Third Quarter	23.57	21.56
Fourth Quarter	25.48	23.44
Fiscal year ended December 31, 2008
Annual	24.27	8.45
First Quarter	24.27	19.32
Second Quarter	23.90	18.97
Third Quarter	19.56	14.59
Fourth Quarter	16.63	8.45
Fiscal year ended December 31, 2009
Annual	19.69	5.76
First Quarter	12.66	5.76
Second Quarter	12.73	8.44
Third Quarter	18.16	12.09
Fourth Quarter	19.69	16.74
Month ended September 30, 2009	18.13	16.88
Month ended October 31, 2009	18.90	16.74
Month ended November 30, 2009	19.69	17.51
Month ended December 31, 2009	19.31	17.59
Fiscal year ended December 31, 2010
Month ended January 31, 2010	18.99	15.19
Month ended February 28, 2010	15.73	12.91
Month ended March 31, 2010 (through March 24)	14.62	12.94

Securities Trading in Spain

The Spanish securities market for equity securities consists of the Automated Quotation System and the four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia. During 2009, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

Automated Quotation System.  The Automated Quotation System (Sistema de Interconexión Bursátil) links the four local exchanges, providing those securities listed on it with a uniform continuous market that eliminates certain of the differences among the local exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is operated and regulated by Sociedad de Bolsas, S.A. (“Sociedad de Bolsas”), a corporation owned by the companies that manage the local exchanges. All trades on the Automated Quotation System must be placed through a bank, brokerage firm, an official stock broker or a dealer firm member of a Spanish stock exchange directly. Since January 1, 2000, Spanish banks have been allowed to place trades on the Automated Quotation System and have been allowed to become members of the Spanish Stock Exchanges. We are currently a member of the four Spanish Stock Exchanges and can trade through the Automated Quotation System.

In a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day, an opening price is established for each security traded on the Automated Quotation System based on orders placed at that time. The regime concerning opening prices was changed by an internal rule issued by the Sociedad de Bolsas. In this new regime all references to maximum changes in share prices are substituted by static and dynamic price ranges for each listed share, calculated on the basis of the most recent historical volatility of each share, and made publicly available and updated on a regular basis by the Sociedad de Bolsas. The computerized trading hours are from 9:00 a.m. to 5:30 p.m., during which time the trading price of a security is permitted to vary by up to the stated levels. If, during the open session, the quoted price of a share exceeds these static or dynamic price ranges, Volatility Auctions are triggered, resulting in new static or dynamic price ranges being set for the share object of the same. Between 5:30 p.m. and 5:35 p.m. a closing price is established for each security through an auction system similar to the one held for the pre-opening early in the morning.

Trading hours for block trades (i.e. operations involving a large number of shares) are also from 9:00 a.m. to 5:30 p.m.

Between 5:30 p.m. and 8:00 p.m., special operations, whether Authorized or Communicated, can take place outside the computerized matching system of the Sociedad de Bolsas if they fulfill certain requirements. In such respect Communicated special operations (those that do not need the prior authorization of the Sociedad de Bolsas) can be traded if all of the following requirements are met: (i) the trade price of the share must be within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day; (ii) the market member executing the trade must have previously covered certain positions in securities and cash before executing the trade; and (iii) the size of the trade must involve at least €300,000 and represent at least a 20% of the average daily trading volume of the shares in the Automated Quotation System during the preceding three months. If any of the aforementioned requirements is not met, a special operation may still take place, but it will need to take the form of Authorized special operation (i.e. those needing the prior authorization of the Sociedad de Bolsas). Such authorization will only be upheld if any of the following requirements is met:

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

Please note that the regime set forth in the previous two paragraphs may be subject to change, as article 36 of the Securities Market Act, defining trades in Spanish Exchanges has been, as described below, modified as a result Law 47/2007. The Spanish Stock Markets are currently reviewing their trading rules in light of this new regulation.

Information with respect to the computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to the Sociedad de Bolsas by the end of the trading day and published in the Boletín de Cotización and in the computer system by the beginning of the next trading day.

Sociedad de Bolsas is also the manager of the IBEX 35® Index. This index is made up by the 35 most liquid securities traded on the Spanish Market and, technically, it is a price index that is weighted by capitalization and adjusted according to the free float of each company comprised in the index. Apart from its quotation on the four Spanish Exchanges, BBVA is also currently included in this Index.

Clearing and Settlement System.

On April 1, 2003, by virtue of Law 44/2002 and of Order ECO 689/2003 of March 27, 2003 approved by the Spanish Ministry of Economy, the integration of the two main existing book-entry settlement systems existing in Spain at the time−the equity settlement system Servicio de Compensación y Liquidación de Valores (“SCLV”) and the Public Debt settlement system Central de Anotaciones de Deuda del Estado (“CADE”)− took place. As a result of this integration, a single entity, known as Sociedad de Gestión de los Sistemas de Registro Compensación y Liquidación de Valores (“Iberclear”) assumed the functions formerly performed by SCLV and CADE according to the legal regime stated in article 44 bis of the Spanish Securities Market Act.

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

On April 12, 2007, the Spanish Congress approved Law 6/2007, which amends the Securities Markets Act in order to adapt it to Directive 2004/25/EC on takeover bids, and Directive 2004/109/EC on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market (amending Directive 2001/34/EC). Regarding the transparency of listed companies, Law 6/2007 has amended the reporting requirements and the disclosure regime, and has established changes in the supervision system. On the takeover bids side, Law 6/2007 has established the cases in which a company must launch a takeover bid and the ownership thresholds at which a takeover bid must be launched. It also regulates conduct rules for the board of directors of target companies and the squeeze-out and sell-out when a 90% of the share capital is held after a takeover bid. Additionally, Law 6/2007 has been further developed by Royal Decree 1362/2007, on transparency requirements for issuers of listed securities.

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

Neither BBVA nor its affiliates may purchase BBVA’s shares unless the making of such purchases is authorized at a meeting of BBVA’s shareholders by means of a resolution establishing, among other matters, the maximum number of shares to be acquired and the authorization term, which can not exceed five years. Restricted reserves equal to the purchase price of any shares that are purchased by BBVA or its subsidiaries must be made by the purchasing entity. The total number of shares held by BBVA and its subsidiaries may not exceed ten percent of BBVA’s total capital, as per the new treasury stock limits set forth in Law 3/2009 of structural modifications of commercial companies. It is the practice of Spanish banking groups, including ours, to establish subsidiaries to trade in their parent company’s shares in order to meet imbalances of supply and demand, to provide liquidity (especially for trades by their customers) and to modulate swings in the market price of their parent company’s shares.

Reporting Requirements

Royal Decree 1362/2007 requires that any entity which acquires or transfers shares and as a consequence the number of voting rights held exceeds, reaches or is below the threshold of three percent or any multiple of five percent, of the capital stock of a company listed on a Spanish stock exchange must, within four days after that acquisition or transfer, report it to such company, and to the CNMV. This duty to report the holding of a significant stake will be applicable not only to the acquisitions and transfers in the terms described above, but also to those cases in which in the absence of an acquisition or transfer of shares, the ratio of an individual’s voting rights exceeds, reaches or is below the thresholds that trigger the duty to report, as a consequence of an alteration in the total number of voting rights of an issuer.

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

Ministerial Order EHA/1421/2009, implements Article 82 of Securities Market Law 24/1988 of 28 July 1988 on the publication of significant information. The Ministerial Order specifies certain aspects relating to notice of significant information that were pending implementation in Law 24/1988. In this respect, the principles to be followed and conditions to be met by entities when they publish and report significant information are set forth, along with the content requirements, including when significant information is connected with accounting, financial or operational projections, forecasts or estimates. The reporting entity must designate at least one interlocutor whom the CNMV may consult or from whom it may request information relating to dissemination of the significant information. Lastly, some of the circumstances in which it is considered that an entity is failing to comply with the duty to publish and report significant information are described. These include, among others, cases in which significant information is disseminated at meetings with investors or shareholders or at presentations to analysts or to media professionals, but is not communicated, at the same time, to the CNMV.

Circular 4/2009 of the CNMV further develops Ministerial Order EHA1421/2009. In this respect, the Circular sets forth a precise proceeding for the actual report of the significant information and draws up an illustrative list of the events that may be deemed to constitute significant information. This list includes, among others, events connected with strategic agreements and mergers and acquisitions, information relating to the reporting entity’s financial statements or those of its consolidated group, information on notices of call and official matters and information on significant changes in factors connected with the activities of the reporting entity and its group.

Tax Requirements

According to Law 19/2003 and its associated regulations, an issuer’s parent company (credit entity or listed company) is required, on an annual basis, to provide the Spanish tax authorities with the following information: (i) the identity and tax residence of the recipients of income from securities and (ii) the amount of income obtained in each period.

B.	Plan of distribution

Not Applicable.

C.	Markets

Not Applicable.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

Certain Powers of the Board of Directors

In general, provisions regarding directors are contained in our bylaws. Also, our board regulations govern the internal procedures and the operation of the board and its committees and directors’ rights and duties as described in their charter. The referred board regulations (i) limit a director’s right to vote on a proposal, arrangement or contract in which the director is materially interested; (ii) limit the power or directors to vote on compensation for themselves; (iii) limit borrowing powers exercisable by the directors and how such borrowing powers can be amended; or (iv) require retirement of directors at a certain age. In addition, the board regulations contain a series of ethical standards. See “Item 6 − Directors, Senior Management and Employees”

Certain Provisions Regarding Preferred Shares

The bylaws authorize us to issue ordinary, non-voting, redeemable and preferred shares. As of the date of the filing of this Annual Report, we have no non-voting, redeemable or preferred shares outstanding.

The characteristics of preferred shares must be agreed by the board of directors before they are issued.

Only shares that have been issued as redeemable may be redeemed by us. Redemption of shares may only occur according to the terms set forth when they are issued. Redeemable shares must be fully paid-up at the time of their subscription. If the right to redeem redeemable shares is exclusively given to BBVA, it may not be exercised until at least three years after the issue. Redemption of shares must be financed against profits, free reserves or the proceeds of new securities issued especially for financing the redemption of an issue. If financed against profits or free reserves, BBVA must create a reserve for the amount of the par value of the redeemed shares. If the redemption is not financed against profits, free reserves or a new issue, it may only be done in compliance with the requirements of a reduction in share capital by the refund of contributions.

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

Certain Provisions Regarding Shareholders Rights

As of the date of the filing of this Annual Report, our capital is comprised of one class of ordinary shares, all of which have the same rights.

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

The bylaws do not contain any provisions relating to sinking funds or potential liability of shareholders to further capital calls by us.

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

General shareholders’ meetings must be convened by the board of directors, whether by their own decision or upon the request of shareholders holding at least five percent of our share capital. Notice of general meetings must generally be given at least one month in advance by means of an advertisement published in the Official Companies Registry Gazette (Boletín Oficial del Registro Mercantil) (“Borme”) and in a newspaper of general circulation.

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

General shareholders’ meetings will be validly constituted on first call with the presence of at least 25% of our voting capital, either in person or by proxy. No minimum quorum is required to hold a general shareholders’ meeting on second call. In either case, resolutions will be agreed by the majority of the votes. However, a general shareholders’ meeting will only be validly held with the presence of 50% of our voting capital on first call or of 25% of the voting capital on second call, in the case of resolutions concerning the following matters:

•	issuances of debt;

•	capital increases or decreases;

•	the elimination on or limitation of the pre-emptive subscription rights over new shares,

•	transformation, merger of BBVA or break-up of the company and global assignment of assets and liabilities

•	the off-shoring of domicile, and

•	any other amendment to the bylaws.

In these cases, resolutions may only be approved by the vote of the majority of the shares if at least 50% of the voting capital is present at the meeting. If the voting capital present at the meeting is less than 50%, then resolutions may only be adopted by two-thirds of the shares present.

Additionally, our bylaws state that, in order to adopt resolutions regarding a change in corporate purpose or the total liquidation or dissolution of BBVA, at least two-thirds of the voting capital must be present at the meeting on first call and at least 60% of voting capital must be present on second call.

Restrictions on the Ownership of Shares

Our bylaws do not provide for any restrictions on the ownership of our ordinary shares. Spanish law, however, provides for certain restrictions which are described below under “— Exchange Controls — Restrictions on Acquisitions of Shares”.

Restrictions on Foreign Investments

The Spanish Stock Exchanges are open to foreign investors. However, the acquisition of 50% or more of the share capital of a Spanish company by a person or entity residing in a tax haven must be notified to the Ministry of Economy and Treasury prior to its execution. All other investments in our shares by foreign entities or individuals only require the notification of the Spanish authorities through the Spanish intermediary that took part in the investment once it is executed.

Current Spanish regulations provide that once all applicable taxes have been paid, see “— Exchange Controls”, foreign investors may freely transfer out of Spain any amounts of invested capital, capital gains and dividends.

C.	Material Contracts

We are not aware of the execution of any material contracts other than those executed during our ordinary course of business during the two years immediately ending December 31, 2009, nor are we aware that the Bank or any of the Group’s subsidiaries have entered into contracts that could give rise to material liabilities for the Group.

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

Restrictions on Acquisitions of Shares

Law 26/1988 9th July, on discipline and oversight in financial institutions, amended by Act 5/2009, 29th June, provides that any individual or corporation, acting alone or in concert with others, intending to directly or indirectly acquire a significant holding in a Spanish financial institution (as defined in article 56 of the aforementioned Act 26/1998) or to directly or indirectly increase its holding in one in such a way that either the percentage of voting rights or of capital owned were equal to or more than 20%, 30% or 50%, or by virtue of the acquisition, might take control over the financial institution, must first notify the Bank of Spain. The Bank of Spain will have 60 working days after the date on which the notification was received, to evaluate the transaction and, where applicable, challenge the proposed acquisition on the grounds established by law.

A significant participation is considered 10% of the outstanding share capital of a bank or a lower percentage if such holding allows for the exercise of a significant influence.

Any acquisition without such prior notification, or before the period established in article 58.2 has elapsed or against the objection of the Bank of Spain, will produce the following results:

•	the acquired shares will have no voting rights; and

•	if considered appropriate, the target bank may be taken over or its directors replaced and a sanction imposed.

The Bank of Spain has 60 working days after the date on which the notification was received to object to a proposed transaction. Such objection may be based on the fact that the Bank of Spain does not consider the acquiring person suitable to guarantee the sound and prudent operation of the target bank.

Regarding the transparency of listed companies, Law 6/2007 amended the Securities Markets Act on takeover bids and transparency requirements for issuers. The transparency requirements have been further developed by Royal Decree 1362/2007 developing the Securities Markets Act on transparency requirement for issuers of listed securities, specifically information on significant stakes, reducing the communication threshold to 3%, and extending the disclosure obligations to the acquisition or transfer of financial instruments that grant rights to acquire shares with voting rights.

Tender Offers

As stated above, the Spanish legal regime concerning takeover bids was amended by Law 6/2007 in order to adapt the Spanish Securities Market Act to the Directive 2004/25/EC on takeover bids, and Directive 2004/109/EC on the harmonization of transparency requirements in relation to information about issuers.

E.	Taxation

Spanish Tax Considerations

The following is a summary of the material Spanish tax consequences to U.S. Residents (as defined below) of the acquisition, ownership and disposition of BBVA’s ADSs or ordinary shares as of the date of the filing of this Annual Report. This summary does not address all tax considerations that may be relevant to all categories of potential purchasers, some of whom (such as life insurance companies, tax-exempt entities, dealers in securities or financial institutions) may be subject to special rules. In particular, the summary deals only with the U.S. Holders (as defined below) that will hold ADSs or ordinary shares as capital assets and who do not at any time own individually, and are not treated as owning, 25% or more of BBVA’s shares, including ADSs.

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

Taxation of Dividends

Under Spanish law, dividends paid by BBVA to a holder of ordinary shares or ADSs who is not resident in Spain for tax purposes and does not operate through a permanent establishment in Spain, are subject to Spanish Non-Resident Income Tax, withheld at source, currently at a 19% tax rate. For these purposes, upon distribution of the dividend, BBVA or its paying agent will withhold an amount equal to the tax due according to the rules set forth above (i.e., applying the general withholding tax rate of 19%), transferring the resulting net amount to the depositary.

However, under the Treaty, if you are a U.S. Resident, you are entitled to a reduced withholding tax rate of 15%. To benefit from the Treaty-reduced rate of 15%, if you are a U.S. Resident, you must provide to BBVA through our paying agent depositary, before the tenth day following the end of the month in which the dividends were payable, a certificate from the U.S. Internal Revenue Service (“IRS”) stating that, to the best knowledge of the IRS, you are a resident of the United States within the meaning of the Treaty and entitled to its benefits.

If the paying agent depositary provides timely evidence (i.e., by means of the IRS certificate) of your right to apply the Treaty-reduced rate will immediately receive the surplus amount withheld, which will be credited to you. The IRS certificate is valid for a period of one year from issuance.

To help shareholders obtain such certificates, BBVA has setup an online procedure to make this as easy as possible.

If the certificate referred to in the above paragraph is not provided to us through our paying agent depositary within said term, you may afterwards obtain a refund of the amount withheld in excess of the rate provided for in the Treaty.

Spanish Refund Procedure

According to Spanish Regulations on Non-Resident Income Tax, approved by Royal Decree 1776/2004 dated July 30, 2004, as amended, a refund for the amount withheld in excess of the Treaty-reduced rate can be obtained from the relevant Spanish tax authorities. To pursue the refund claim, if you are a U.S. Resident, you are required to file:

•	the corresponding Spanish tax form,

•	the certificate referred to in the preceding section, and

•	evidence of the Spanish Non-Resident Income Tax that was withheld with respect to you.

The refund claim must be filed within four years from the date in which the withheld tax was collected by the Spanish tax authorities.

U.S. Residents are urged to consult their own tax advisors regarding refund procedures and any U.S. tax implications thereof.

Additionally, under the Spanish law, the first €1,500 of dividends received by individuals who are not resident in Spain for tax purposes, and do not operate through a permanent establishment in Spain, will be exempt from taxation in certain circumstances. U.S. Holders should consult their tax advisors in order to make effective this exemption.

Taxation of Rights

Distribution of preemptive rights to subscribe for new shares made with respect to your shares in BBVA will not be treated as income under Spanish law and, therefore, will not be subject to Spanish Non-Resident Income Tax. The exercise of such preemptive rights is not considered a taxable event under Spanish law and thus is not subject to

Spanish tax. Capital gains derived from the disposition of preemptive rights received by U.S. Residents are generally not taxed in Spain provided that certain conditions are met (See “— Taxation of Capital Gains” below).

Taxation of Capital Gains

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. For Spanish tax purposes, gain recognized by you, if you are a U.S. Resident, from the sale of BBVA’s ADSs or ordinary shares will be treated as capital gains. Spanish Non-Resident Income Tax is currently levied at a 19% tax rate on capital gains recognized by persons who are not residents of Spain for tax purposes, who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain.

Notwithstanding the discussion above, capital gains derived from the transfer of shares on an official Spanish secondary stock market by any holder who is resident in a country that has entered into a treaty for the avoidance of double taxation with an “exchange of information” clause (the Treaty contains such a clause) will be exempt from taxation in Spain. Additionally, capital gains realized by non-residents of Spain who are entitled to the benefit of an applicable treaty for the avoidance of double taxation will, in the majority of cases, not be taxed in Spain (since most tax treaties provide for taxation only in the taxpayer’s country of residence). If you are a U.S. Resident, under the Treaty, capital gains arising from the disposition of ordinary shares or ADSs will not be taxed in Spain. You will be required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities a certificate of residence in the United States from the IRS (discussed above in “— Taxation of Dividends”), together with the corresponding Spanish tax form.

Spanish Inheritance and Gift Taxes

Transfers of BBVA’s shares or ADSs upon death or by gift to individuals are subject to Spanish inheritance and gift taxes (Spanish Law 29/1987), if the transferee is a resident in Spain for tax purposes, or if BBVA’s shares or ADSs are located in Spain, regardless of the residence of the transferee. In this regard, the Spanish tax authorities may argue that all shares of a Spanish corporation and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate for individuals, after applying all relevant factors, ranges between approximately 7.65% and 81.6% for individuals.

Corporations that are non-residents of Spain that receive BBVA’s shares or ADSs as a gift are subject to Spanish Non-Resident Income Tax at a 19% tax rate on the fair market value of such ordinary shares or ADSs as a capital gain tax. If the donee is a United States resident corporation, the exclusions available under the Treaty described in “— Taxation of Capital Gains” above will be applicable.

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the analysis of the creditability of Spanish taxes described below, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, could be affected by future actions that may be taken by such parties.

This discussion assumes that BBVA is not, and will not become, a passive foreign investment company (“PFIC”) (as discussed below).

Taxation of Distributions

Distributions, before reduction for any Spanish income tax withheld by BBVA or its paying agent, made with respect to ADSs or ordinary shares (other than certain pro rata distributions of ordinary shares or rights to subscribe for ordinary shares of its capital stock) will be includible in the income of a U.S. Holder as ordinary dividend income, to the extent paid out of BBVA’s current or accumulated earnings and profits as determined in accordance with U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of such dividends will generally be treated as foreign source dividend income and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum tax rate of 15%. U.S. Holders should consult their own tax advisors to determine the availability of this favorable rate in their particular circumstances.

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

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Spanish income taxes withheld by BBVA or its paying agent at a rate not exceeding the rate the U.S. Holder is entitled to under the Treaty. Spanish taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. See “Spanish Tax Considerations — Taxation of Dividends” for a discussion of how to obtain the Treaty rate. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances.

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

Passive Foreign Investment Company Rules

Based upon certain proposed Treasury regulations which are proposed to be effective for taxable years beginning after December 31, 1994 (“Proposed Regulations”), we believe that we were not a PFIC for U.S. federal income tax purposes for our 2009 taxable year. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time and since there is no guarantee that the Proposed Regulations will be adopted in their current form and because the manner of the application of the Proposed Regulations is not entirely clear, there can be no assurance that we will not be considered a PFIC for any taxable year

If we were treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of an ADS or an ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ADS or the ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. The same treatment would apply to any distribution received by a U.S. Holder on its ordinary shares or ADSs to the extent that such distribution exceeds 125% of the average of the annual distributions on the ordinary shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. Certain elections may be available (including a mark-to-market election) that may provide an alternative tax treatments. U.S. Holders should consult their tax advisors regarding whether we are or were a PFIC, the potential application of the PFIC rules to determine whether any of these elections for alternative treatment would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. Under recently enacted legislation effective as of March 18, 2010. If we were a PFIC for any taxable year during which a U.S. Holder held an ADS or ordinary share, unless otherwise provided by the U.S. Treasury, such U.S. Holder would be required to file an annual report containing such information the U.S. Treasury may require.

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

Dealing in financial instruments can entail the assumption or transfer of one or more classes of risk by financial institutions. The risks related to financial instruments are:

•	Credit risk: the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

•	Market risks: the risks arising from the maintenance of financial instruments whose value may be affected by changes in market conditions. It includes four types of risk:

•	Foreign-exchange risk: the risk resulting from variations in foreign exchange rates.

•	Interest-rate risk: the risk arising from variations in market interest rates.

•	Price risk: the risk resulting from variations in market prices in financial instruments, either due to factors specific to the instrument itself, or alternatively to factors which affect all the instruments traded on the market.

•	Commodities risk: the risk resulting from changes in the price of traded commodities.

•	Liquidity risk: this is the possibility that a company cannot meet its payment commitments duly without having to resort to borrowing funds under onerous conditions, or damaging its image and reputation of the entity.

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

Currently, BBVA, S.A. and BBVA Bancomer are authorized by the Bank of Spain to use their internal model to determine capital requirements deriving from risk positions in their trading book, which jointly accounts for 80 to 90% of the Group’s trading book market risk. Since December 2007, the method used for estimating market risk in BBVA, S.A. and BBVA Bancomer has been based on historic simulation through the Algorithmics risk assessment platform. The sample period used is two years. The rest of the banks in the Group use a parametric methodology.

In 2009 risk measurements were bolstered to strengthen controls and the application of our market risk policies in line with the new guidelines from Basel II.

Our market risk limits model currently in force consists of a global structure comprising economic risk capital (“ERC”) and VaR limits and VaR stop-loss sublimits for each of our business units. The global limits are proposed by the Risk Area and approved by the Executive Committee on an annual basis, once they have been submitted to the board of directors’ Risk Committee.

This risk limits structure has been developed by identifying specific risks by type, trading activity and trading desk. The market risk units maintain consistency between the global and specific limits on the one hand, and between VaR sublimits and delta sensitivity on the other. This is supplemented by analyses of impacts on the income statement when risk factors enter a stress situation, taking into account the impact of financial crises that have taken place in the past and economic scenarios that could occur in the future.

In order to assess business unit performance over the year, the accrual of negative earnings is linked to the reduction of VaR limits set. The structure in place is supplemented by limits on loss and alert signals to anticipate the effects of adverse situations in terms of risk and/or result.

Finally, the market risk measurement model includes back-testing or ex-post comparison, which helps to refine the accuracy of the risk measurements by comparing day-on-day results with their corresponding VaR measurements.

Market Risk in Trading Portfolio in 2009

The market risk factors used to measure and control risks in the trading portfolio are the basis of all calculations using the VaR.

VaR measures the maximum loss with a given probability over a given period as a result of changes in the general conditions of financial markets and their effects on market risk factors. We mainly conduct daily VaR estimates using the historic simulation methodology.

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

In 2009, our market risk remained at low levels compared with the aggregate of risks we manage, particularly in terms of credit risk. This is due to the nature of the business and our policy of minimal proprietary trading. In 2009 the market risk of our trading portfolio increased slightly on previous years to an average economic risk capital of €285 million.

There has been moderate use of global limits approved by the Executive Committee (the average in 2009 was 49%), with a growing trend during the year in the case of Europe and a falling trend in the United States. The limits were not exceeded in any case.

Our main risk factor in 2009 and going forward continues to be interest-rate risk, with a weight of 58% of the total as of December 31, 2009 (this figure includes the spread risk). Vega and foreign exchange risk accounted for 24% and 4% of VaR, respectively, and lost weight compared with the same date the previous year. Finally, equity risk accounted for 14% of the total portfolio risk as of December 31, 2009. The table below shows the components of VaR as of December 31, 2009 abd 2008 and the average, maximum and minimum VaRs for the years then ended.

Risk	December 31, 2009	December 31, 2008
	(In millions of euros)

Interest/Spread risk	37.6	24.2
Exchange rate risk	2.3	7.4
Equity risk	8.9	1.1
Vega/Correlation risk	15.4	14.8
Diversification effect	(33.2)	(24.3)

Total	31.0	23.3

Average	26.2	20.2
Maximum	33.1	35.3
Minimum	18.2	12.8

By geographical area, 61% of the market risk as measured by VaR corresponded to Global Markets Europe trading desks and 39% to the Group’s banks in the Americas, of which 21.6% is in Mexico.

The average use of VaR limits approved by the Executive Committee for the main business units in 2009 has been higher in Europe and the United States, at around 55% over the year (66% as of December 31, 2009). In Latin America the average annual use in 2009 was 44%, with an increase to close to 48% at year-end.

The back-testing comparison performed with market risk management results for the parent company (which accounts for most of the Group’s market risk) follows the principles set out in the Basel Accord. It makes a day-on-day comparison between actual risks and those estimated by the model, and proved once more that the risk measurement model was working correctly throughout 2009.

The breakdown of the risk exposure by categories of the instruments within the trading portfolio as of December 31, 2009, 2008 and 2007 were as follows:

	As of December 31,
	2009	2008	2007
	Millions of euros

Financial assets held for trading	34,672	26,556	38,392
Debt securities	34,672	26,556	38,392
Government	31,290	20,778	27,960
Credit institutions	1,384	2,825	6,020
Other sectors	1,998	2,953	4,412
Trading derivatives	29,278	40,946	14,764

Market Risk in Non — Trading Activities in 2009

Structural Interest Rate Risk

Central banks maintained expansive monetary policies in the first half of 2009, with significant interest-rate cuts and downward pressure on the curves of the main markets in which we carry out our banking activity. Particularly notable were the decreases in Mexico, South America and Europe, where, in addition, there was a gradual increase in the positive slope between the 3-month and 1-year rate.

The variations in market interest rates have an effect on our net interest income, from a medium- and short-term perspective, and on our economic value if a long-term view is adopted. The main source of risk resides in the timing mismatch that exists between repricing and maturity dates of the different products comprising the banking book. This is illustrated by the below chart, which shows the gap analysis of our structural balance sheet as of December 31, 2009 in euros.

Gap of maturities and repricing dates of BBVA’s structural balance sheet in euros
(Million euros)

The major decreases in interest rates in the first quarters of 2009 had a positive effect on our net interest income. The subsequent maintenance of rates at low levels combined with a slowdown in volumes characterized the banking book throughout 2009. Our interest-rate risk has been managed proactively by the Assets and Liabilities Management unit which, through the Asset and Liabilities Committee (ALCO) develops management strategies designed to maximize the economic value of the banking book by preserving the recurring results through net interest income. To do so, it not only takes market outlook into consideration, but it also ensures that exposure levels match the risk profile defined by our management bodies and that a balance is maintained between expected earnings and the risk level borne. The implementation of a transfer pricing system that centralizes our interest rate risk on ALCO’s books is helping to assure that balance-sheet risk is being properly managed.

Structural interest-rate risk control and monitoring is performed in the Risk area, which, acting as an independent unit, helps ensure that the risk management and control functions are conveniently segregated. This policy is in line with the Basel Committee on Banking Supervision recommendations. The area’s functions include designing models and measurement systems, together with the development of monitoring, reporting and control policies. The Risk area performs monthly measurements of structural interest rate risk, thus supporting our management. It also performs risk control and analysis, which is then reported to the main governing bodies, such as the Executive Committee and the board of directors’ Risk Committee.

Our structural interest-rate risk measurement model uses a set of metrics and tools that enable our risk profile to be identified and assessed. From the perspective of characterizing the balance sheet, models of analysis have been developed to establish assumptions dealing fundamentally with prepayment of loans and the performance of deposits with no explicit maturity. A model for simulating interest rate curves is also applied to enable risk to be quantified in terms of probabilities. It allows sources of risk to be addressed in addition to the mismatching of cash flows coming not only from parallel movements but also from changes in the slope and curvature. This simulation model, which also considers the diversification between currencies and business units, calculates the earnings at risk (“EaR”) and economic risk capital (ECR) as the maximum adverse deviations in net interest income and economic profit, respectively, for a particular confidence level and time horizon. These negative impacts are controlled in each of our entities through a limits policy.

The risk measurement model is supplemented by scenario analyses and stress tests, as well as sensitivity measurements to a standard deviation of 100 basis points for all the market yield curves. The chart below shows the structural interest-rate profile of our main entities, according to their sensitivities.

Structural interest rate risk profile

In 2009 emphasis continued to be placed on stress testing and scenario analysis to judge the results of a possible upward cycle, with high levels of uncertainty in terms of its size and when it would start, which could result in an increase in interest rates from minimum historical levels. At the same time, foreseeable scenarios continued to be evaluated by the Research Department, together with other severe risk scenarios drawn up from an analysis of historical data and the breakdown of certain observed correlations. A more disaggregated analysis of the contribution to risk by portfolios, factors and regions, with their subsequent integration into joint measurements, represents another of the points on which special emphasis has been placed over the year.

The limits structure is one of the mainstays in control policies, because it represents our risk appetite as defined by the Executive Committee. Balance-sheet management has enabled risk levels to be maintained in keeping with our risk profile, as is demonstrated in the following chart, which shows average limits use in each entity during 2009.

Structural interest rate risk. Average use of limits in 2009

The table below shows the estimated impact on the BBVA Group’s net interest income and economic value for 2009 of a 100 basis point increase and decrease in average interest rates for the year.

	Average estimated impact on Net Interest Income		Average estimated impact on Economic Value(*)
	100 Basis-Point	100 Basis-Point	100 Basis-Point	100 Basis-Point
	Increase	Decrease	Increase	Decrease

BBVA Group	(0.89)%	+1.10%	(0.43)%	(0.19)%

(*)	Percentage relating to equity.

Structural Exchange Rate Risk

The foreign exchange market remained volatile throughout 2009, with a final quarter in which the general appreciation in Latin American currencies, of particular relevance in the case of Mexico and Chile, and of the dollar against the euro, helped close a positive year in terms of the impact on BBVA’s capital ratios and equity by changes in exchange rates.

These market variations have an effect on our solvency ratios and our estimated earnings whenever there is exposure deriving from the contribution of subsidiary entities operating in “non-euro” markets. The Asset/Liability Management unit, through ALCO, actively manages structural exchange rate risk using hedging policies that aim to minimize the effect of foreign exchange fluctuations on capital ratios, as well as to assure the equivalent value in euros of the foreign currency earnings contributed by our various subsidiaries while controlling the impact on reserves.

The Risk area acts as an independent unit responsible for designing measurement models, making risk calculations and controlling compliance with limits, reporting on all these issues to the Board of Director’s Risk Committee and to the Executive Committee.

Structural exchange rate risk is evaluated using a measurement model that simulates multiple scenarios of exchange rates and evaluates their impacts on our capital ratios, equity and the income statement. On the basis of this exchange-rate simulation, a distribution is produced of their possible impact on the three core items that determine their maximum adverse deviation for a particular confidence level and time horizon, depending on market liquidity in each currency. The risk measurements are completed with stress testing and backtesting, which give a complete view of exposure and the impacts on the group of structural exchange rate risk.

All these metrics are incorporated into the decision-making process by Asset/Liability Management, so that it can adapt our risk profile to the guidelines derived from the limits structure authorized by the Executive Committee. Active management of foreign exchange exposure kept the risk level within the reasonable limits set for 2009. These incorporated a greater restriction in terms of earnings risk, which is tolerable in an environment of high foreign exchange volatility. The average hedging level of the carrying value of our holdings in foreign currency was close to 50% as of December 31, 2009. As in previous years, hedges of foreign currency earnings also remained high in 2009. At the end of the year, there were significant hedges of foreign currency earnings forecast for 2010.

As of December 31, 2009, the aggregate figure of asset exposure sensitivity to a 1% depreciation in exchange rates stood at €82 million, with the following concentration: 53% in the Mexican peso, 34% in other South American currencies and 8% in the US dollar.

Structural Equity Price Risk

Our exposure to structural equity risk comes largely from our holdings in industrial and financial companies with medium- to long-term investment horizons, reduced by the short net positions held in derivative instruments on the same underlying assets, in order to limit portfolio sensitivity to potential price cuts. The aggregate sensitivity of our consolidated equity to a 1% fall in the price of the shares stood, on December 31, 2009, at €47 million, while the sensitivity of the consolidated earnings to the same change in price on the same date is estimated at €4 million. The latter is positive in the case of falls in prices as these are short net positions in derivatives. This figure is determined by considering the exposure on shares measured at market price or, if not available, at fair value, including the net positions in options on the same underlyings in delta equivalent terms. Treasury Area portfolio positions are not included in the calculation.

The Risk area measures and effectively monitors structural risk in the equity portfolio. To do so, it estimates the sensitivity figures and the capital necessary to cover possible unexpected losses due to the variations in the value of the equity portfolio at a confidence level that corresponds to the institution’s target rating, and taking account of the liquidity of the positions and the statistical performance of the assets under consideration. These figures are supplemented by periodic stress comparisons, back-testing and scenario analyses.

Credit Risk Management

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge a contractual obligation due to the insolvency or incapacity of the natural or legal persons involved.

Maximum exposure to credit risk

For the financial assets recognized in the consolidated balance sheets, credit risk exposure is equivalent to these assets’ carrying amount. The maximum exposure to credit risk on financial guarantees is the maximum that BBVA would be liable for if these guarantees were called in.

The Group’s maximum credit exposure as on December 31, 2009, 2008 and 2007 (without including valuation adjustments or recognizing the availability of collateral or other credit enhancements to guarantee compliance) is broken down by financial instrument and counterparties in the table below:

Maximum Credit Exposure	2009	2008	2007
	Millions of euros

Financial assets held for trading	34,672	26,556	38,392
Debt securities	34,672	26,556	38,392
Government	31,290	20,778	27,960
Credit institutions	1,384	2,825	6,020
Other sectors	1,998	2,953	4,412
Other financial assets designated at fair value through profit or loss	639	516	421
Debt securities	639	516	421
Government	60	38	41
Credit institutions	83	24	36
Other sectors	496	454	344
Available-for-sale financial assets	57,067	39,961	37,252
Debt securities	57,067	39,961	37,252
Government	38,345	19,576	17,573
Credit institutions	12,646	13,377	13,419
Other sectors	6,076	7,008	6,260
Loans and receivables	353,741	375,387	344,124
Loans and advances to credit institutions	22,200	33,679	24,392
Loans and advances to customers	331,087	341,322	319,671
Government	26,219	22,503	21,065
Agriculture	3,924	4,109	3,737
Industry	42,799	46,576	39,922
Real estate and construction	55,766	47,682	55,156
Trade and finance	40,714	51,725	36,371
Loans to individuals	126,488	127,890	121,462
Leases	8,222	9,385	9,148
Other	26,955	31,452	32,810
Debt securities	454	386	61
Government	342	290	(1)
Credit institutions	4	4	1
Other sectors	108	92	61
Held-to-maturity investments	5,438	5,285	5,589
Government	4,064	3,844	4,125
Credit institutions	754	800	818
Other sectors	620	641	646
Derivatives (trading and hedging)	42,836	46,887	17,412

Subtotal	494,393	494,591	443,190

Valuation adjustments	436	942	655

Total balance	494,829	495,533	443,845

Financial guarantees	33,185	35,952	36,859
Drawable by third parties	84,925	92,663	101,444
Government	4,567	4,221	4,419
Credit institutions	2,257	2,021	2,619
Other sectors	78,101	86,421	94,406
Other contingent exposures	7,398	6,234	5,496

Total off-balances	125,508	134,849	143,799

Total maximum credit exposure	620,338	630,382	587,644

For financial assets recognized on the consolidated balance sheets, credit risk exposure is equal to the carrying amount, except for trading and hedging derivatives. The maximum exposure to credit risk on financial guarantees is the maximum that we would be liable for if these guarantees were called in.

As of December 31, 2009, the carrying amount of unimpaired financial assets, which could have been impaired had the conditions thereof not been renegotiated, has not varied significantly from the previous year.

For trading and hedging derivatives, this information reflects the maximum credit exposure better than the amount shown on the balance sheet because it does not only include the market value on the date of the transactions (the carrying amount only shows this figure); it also estimates the potential risk of these transactions on their due date.

Mitigation of credit risk, collateral and other credit enhancements, including risk hedging and mitigation policies

In most cases, maximum exposure to credit risk is reduced by collateral, credit enhancements and other actions which mitigate our exposure.

We apply a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. On this basis, the provision of guarantees is a necessary but not sufficient instrument when taking risks; therefore for us to assume risks, we need to verify the payment or resource generation capacity to ensure the amortization of the risk incurred.

The above is carried out through a prudent risk management policy which consists of analyzing the financial risk in a transaction, based on the repayment or resource generation capacity of the credit recipient, the provision of guarantees in any of the generally accepted ways (cash collateral, pledged assets, personal guarantees, covenants or hedges) appropriate to the risk undertaken, and lastly on the recovery risk (the asset’s liquidity).

The procedures for the management and valuation of collaterals are set out in the internal Manual on Credit Risk Management Policies, which we actively use in the arrangement of transactions and in the monitoring of both these and customers.

This Manual sets forth the basic principles of credit risk management, which includes the management of the collateral assigned in transactions with customers. Accordingly, the risk management model jointly values the existence of an adequate cash flow generation by the obligor that enables such obligor to service the debt, together with the existence of suitable and sufficient guarantees that ensure the recovery of the credit when the obligor’s circumstances render such obligor unable to meet their obligations.

The procedures used for the valuation of the collateral are consistent with the market’s best practices, which involve the use of appraisal for real estate guarantees, market price for shares, quoted value of shares in a mutual fund, among other things.

All collateral assigned is to be properly instrumented and recognized in the corresponding register, as well as receive the approval of our legal department.

The following is a description of the main collateral for each financial instrument class:

•	Financial assets held for trading: Guarantees or credit enhancements, which are taken directly from the issuer or counterparty, may be included in the instruments’ contractual clauses to reduce our ultimate credit exposure. For trading derivatives, credit risk is generally minimized via master netting agreements, whereby derivative financial assets and liabilities with the same counterparty can be settled net. Other types of guarantees may also be put in place, depending on the counterparty’s solvency and the nature of the transaction.

•	Other financial assets designated at fair value through profit or loss: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Available-for-sale financial assets: Guarantees or credit enhancements, which are taken directly from the issuer or counterparty, may be implicit to the instrument’s structuring to reduce our ultimate credit exposure.

•	Loans and receivables:

•	Loans and advances to credit institutions: Personal guarantees from the counterparties and, on occasion, an additional guarantee from another credit entity with which a credit derivative has been written to reduce our ultimate credit exposure may be required.

•	Loans and advances to customers: Most of these operations are backed by personal guarantees extended by the counterparty. The collateral received to secure loans and advances to other debtors includes mortgages, cash guarantees and other collateral such as pledged securities. Other kinds of credit enhancements may be put in place such as guarantees.

•	Debt securities: Guarantees or credit enhancements, which are taken directly from the issuer or counterparty, may be implicit to the instrument’s structuring.

•	Held-to-maturity investments: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Hedging derivatives: Credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are settled at their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

•	Financial guarantees, other contingent exposures and drawable by third parties: They have the counterparty’s personal guarantee and, in some cases, the additional guarantee from another credit institution with which a credit derivative has been subscribed.

Our collateralized credit risk as of December 31, 2009, 2008 and 2007, excluding balances deemed impaired, is broken down in the table below:

	2009	2008	2007
	Millions of euros

Mortgage loans	127,957	125,540	123,998
Operating assets mortgage loans	4,050	3,896	4,381
Home mortgages	99,493	96,772	79,377
Rest of mortgages	24,414	24,872	40,240
Secured loans, except mortgage	20,917	19,982	11,559
Cash guarantees	231	250	578
Pledging of securities	692	458	766
Rest of secured loans	19,994	19,274	10,215

Total	148,874	145,522	135,557

In addition, we hold derivatives that carry contractual, legal compensation rights that have effectively reduced credit risk by €27,026 million as of December 31, 2009, by €29,377 million as of December 31, 2008 and by €9,481 million as of December 31, 2007.

As of December 31, 2008, the fair value of all collateral pledged was higher than the value of the underlying assets.

As of December 31, 2009, specifically in relation to mortgages, the average amount pending loan collection represented 54% of the collateral pledged (55% as of December 31, 2008 and 2007).

Credit quality of financial assets that are neither past due nor impaired

We have ratings tools that enable us to rank the credit quality of our operations and customers based on a scoring system and to map these ratings to probability of default (PD) scales. To analyze the performance of PD, we have a series of historical databases that house the pertinent information generated internally.

The scoring tools vary by customer segment (companies, corporate clients, SMEs, public authorities, etc). Scoring is a decision model that contributes to both the arrangement and management of retail type loans: consumer loans, mortgages, credit cards for individuals, etc. Scoring is the tool used to decide to whom a loan should be assigned, what amount should be assigned and what strategies can help establish the price, because it is an algorithm that sorts transactions in accordance with their credit rating. Rating tools, as opposed to scoring tools, do not assess transactions but focus on customers instead: companies, corporate clients, SMEs, public authorities, among others. For wholesale portfolios where the number of defaults is very low (sovereigns, corporates, financial entities) the internal ratings models are fleshed out by benchmarking the statistics maintained by external rating agencies (Moody’s, Standard & Poor’s and Fitch). To this end, each year we compare the PDs compiled by the agencies at each level of risk rating and map the measurements compiled by the various agencies to our master rating scale.

Once the probability of default for the transactions or customers has been determined, the so-called business cycle adjustment starts. This involves generating a risk metric outside the context estimate, seeking to gather information that represents behavior for an entire economic cycle. This probability is linked to our master rating scale.

We maintain a master rating scale with a view to facilitating the uniform classification of our various asset risk portfolios. The table below depicts the abridged scale which groups outstanding risk into 17 categories as of December 31, 2009:

	Probability of Default (Basic Points)
		Minimum from	Maximum Until
Rating	Average	>=	<

AAA	1	0	2
AA+	2	2	3
AA	3	3	4
AA−	4	4	5
A+	5	5	6
A	8	6	9
A−	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB−	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B−	785	581	1,061
C	2,122	1,061	4,243

The table below outlines the distribution of exposure including derivatives by internal ratings, to financial entities and public institutions (excluding sovereign risk), of the principal banks of the BBVA Group as of December 31, 2009, 2008 and 2007:

	2009	2008	2007
Rating	%	%	%

AAA/AA+/AA/AA−	19.55%	23.78%	27.00%
A+/A/A−	28.78%	26.59%	17.00%
BBB+	8.65%	9.23%	9.00%
BBB	7.06%	5.76%	8.00%
BBB-	6.91%	9.48%	8.00%
BB+	4.46%	8.25%	14.00%
BB	6.05%	6.16%	6.00%
BB−	6.45%	5.91%	6.00%
B+	5.38%	3.08%	3.00%
B	3.34%	1.44%	2.00%
B−	0.88%	0.29%	0.00%
CCC/CC	2.49%	0.03%	0.00%

Total	100.00%	100.00%	100.00%

Policies and procedures for preventing excessive risk concentration

In order to prevent the build-up of excessive concentrations of credit risk at the individual, country and sector levels, we oversee updated risk concentration indices at the individual and portfolio levels tied to the various observable variables within the field of credit risk management. The limit on our exposure or share of a customer’s financial business therefore depends on the customer’s credit rating, the nature of the facility, and our presence in a given market, based on the following guidelines:

•	The need to balance the customer’s financing needs, broken down by type (commercial/financial, short/long-term, etc.), and the degree to which its business is or is not attractive to us. We believe this approach provides a better operational mix that is still compatible with the needs of the bank’s clientele.

•	Other determining factors are national legislation and the ratio between the size of customer lending and the bank’s equity (to prevent risk from becoming overly concentrated among few customers). Additional factors taken into consideration include constraints related to market, customer, internal regulation and macroeconomic factors, among others.

•	Correct portfolio management leads to identification of risk concentrations and enables appropriate action to be taken.

Operations with customers or groups that entail an expected loss plus economic capital of over €18 million are approved at the highest level, i.e., by the board of directors’ Risk Committee. As a reference, this is equivalent in terms of exposure to 10% of eligible equity for AAA and to 1% for a BB rating, implying oversight of the major individual risk concentrations by the highest-level risk governance bodies as a function of credit ratings.

There is an additional guideline in terms of a maximum risk concentration level of up to and including 10% of equity: up to this level there are stringent requirements in terms of in-depth knowledge of the client, its operating markets and sectors of operation.

Financial assets past due but not impaired

The table below provides details of financial assets past due as of December 31, 2009, 2008 and 2007 but not considered to be impaired, including any amount past due on these dates, listed by their first due date:

	2009	2008	2007
	Millions of euros

Less than 1 month	2,653	1,580	1,422
1 to 2 months	336	534	298
2 to 3 months	311	447	234

Total	3,300	2,561	1,954

Impaired assets and impairment losses

The table below shows the composition of the balance of impaired financial assets by heading in the balance sheet and the impaired contingent liabilities as of December 31, 2009, 2008 and 2007:

	2009	2008	2007
	Millions of euros

IMPAIRED RISKS ON BALANCE
Available-for-sale	212	188	3
Debt securities	212	188	3
Loans and receivables	15,311	8,540	3,366
Loans and advances to credit institutions	100	95	8
Loans and advances to customers	15,197	8,437	3,358
Debt securities	14	8	—

Total	15,523	8,728	3,369

Government	87	102	177
Credit institutions	172	165	8
Other sectors	15,264	8,461	3,184
Mortgage	4,426	2,487	696
Rest of secured loans	1,663	941	113
Without secured loans	9,175	5,033	2,375

Total	15,523	8,728	3,369

IMPAIRED RISKS OFF BALANCE
Impaired contingent liabilities	405	131	49

TOTAL IMPAIRED RISKS(*)	15,928	8,859	3,418

(*)	Also referred as Non-performing assets

The estimated value of assets used as security for impaired assets with secured loans as of December 31, 2009, was higher than the outstanding amount of those assets.

The changes in 2009, 2008 and 2007 in the impaired financial assets and contingent liabilities were as follows:

	2009	2008	2007
	Millions of euros

Balance at the beginning of year	8,859	3,418	2,543
Additions	17,298	11,488	4,606
Recoveries	(6,524)	(3,668)	(2,418)
Transfers to write-off	(3,737)	(2,198)	(1,497)
Exchange differences and others	32	(181)	184

Balance at the end of year	15,928	8,859	3,418

Below are details of the impaired financial assets as of December 31, 2009, 2008 and 2007, without considering impaired liabilities or valuation adjustments, classified by geographical location of risk and by the time since their oldest past-due amount or the period since they were deemed impaired:

	2009
	Amounts Less
	than Six
	Months Past-	6 to 12	12 to 18	18 to 24	More than
Impaired Assets	Due	Months	Months	Months	24 Months	Total
	Millions of euros

Spain	4,644	1,827	2,177	948	1,879	11,475
Rest of Europe	88	16	8	7	29	148
Latin America	1,308	134	80	15	490	2,027
United States	1,671	—	—	—	187	1,858
Rest	14	—	—	—	1	15

Total	7,727	1,977	2,265	970	2,586	15,523

	2008
	Amounts Less
	than Six
	Months Past-	6 to 12	12 to 18	18 to 24	More than
Impaired Assets	Due	Months	Months	Months	24 Months	Total
	Millions of euros

Spain	2,405	1,904	595	87	975	5,966
Rest of Europe	55	10	6	5	16	92
Latin America	1,112	88	22	7	320	1,549
United States	221	869	—	—	30	1,120
Rest	—	—	—	—	1	1

Total	3,793	2,871	623	99	1,342	8,728

	2007
	Amounts Less
	than Six
	Months Past-	6 to 12	12 to 18	18 to 24	More than
Impaired Assets	Due	Months	Months	Months	24 Months	Total
	Millions of euros

Spain	605	409	212	110	295	1,631
Rest of Europe	37	7	3	2	14	63
Latin America	808	104	12	8	312	1,244
United States	189	230	—	—	12	431
Rest	—	—	—	—	—	—

Total	1,639	750	227	120	633	3,369

The table below presents the finance income accrued on impaired financial assets as of December 31, 2009, 2008 and 2007:

	2009	2008	2007
	Millions of euros

Financial income from impaired assets	1,485	1,042	880

This income is not recognized in the accompanying consolidated income statement due to the existence of doubts as to the collection of these assets.

Note 2.2.1.b to the Consolidated Financial Statements gives a description of the individual analysis of impaired financial assets, including the factors the entity takes into account in determining that they are impaired and the extension of guarantees and other credit enhancements.

The following shows the changes in impaired financial assets written off from the balance sheet for 2009, 2008 and 2007 because the possibility of their recovery was deemed remote:

	2009	2008	2007
	Millions of euros

Balance at beginning of year	6,872	5,622	6,120
Increase:	3,880	1,976	2,112
Decrease:
Re-financing or restructuring	—	—	—
Cash recovery	(188)	(199)	(237)
Foreclosed assets	(48)	(13)	(5)
Definitive written off	(590)	(261)	(2,306)
Cancellation	(346)	(94)	(149)
Expiry of rights	—	—	—
Other causes	(936)	(355)	(2,455)
Net exchange differences	253	(159)	87

Balance at the end of year	9,833	6,872	5,622

Our non-performing assets (“NPA”) ratios for the headings “Loans and advances to customers” and “Contingent liabilities” as of December 31, 2009, 2008 and 2007 were:

	2009	2008	2007

NPA ratio (%)	4.30	2.30	0.89

A breakdown of impairment losses by type of financial instrument registered in the income statement and the recoveries of impaired financial assets in 2009, 2008 and 2007 is provided Note 49 to the Consolidated Financial Statements.

The accumulated balance of impairment losses broken down by portfolio as of December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
	Millions of euros

Available-for-sale portfolio	449	202	53
Loans and receivables — Loans and advances to customers	8,720	7,412	7,117
Loans and receivables — Loans and advances to credit institutions	68	74	10
Loans and receivables — Debt securities	17	19	9
Held to maturity investment	1	4	5

Total	9,255	7,711	7,194
Of which:
For impaired portfolio	6,380	3,480	1,999
For current portfolio non impaired	2,875	4,231	5,195

The changes in the accumulated impairment losses for the years 2009, 2008 and 2007 were as follows:

	2009	2008	2007
	Millions of euros

Balance at beginning of year	7,711	7,194	6,504
Increase in impairment losses charged to income	8,282	4,590	2,462
Decrease in impairment losses credited to income	(2,622)	(1,457)	(333)
Acquisition of subsidiaries in the year	—	1	276
Disposal of subsidiaries in the year	—	(4)	(26)
Transfers to written-off loans	(3,878)	(1,951)	(1,297)
Exchange differences and other	(238)	(662)	(392)

Balance at the end of year	9,255	7,711	7,194

Most of the impairment on financial assets are included under the heading “Loans and receivables — Loans and advances to customers”. The changes in impairment for 2009, 2008 and 2007 are shown in this heading:

	2009	2008	2007
	Millions of euros

Balance at beginning of year	7,412	7,117	6,404
Increase in impairment losses charged to income	7,983	4,434	2,455
Decrease in impairment losses credited to income	(2,603)	(1,636)	(553)
Acquisition of subsidiaries in the year	—	—	276
Disposal of subsidiaries in the year	—	—	(26)
Transfers to written-off loans	(3,828)	(1,950)	(1,296)
Exchange differences and other	(244)	(553)	(143)

Balance at the end of year	8,720	7,412	7,117

Liquidity Risk

The aim of liquidity risk management and control is to ensure that the payment commitments can be duly met without having to resort to borrowing funds under burdensome terms, or damaging the image and reputation of the institution.

Our liquidity risk monitoring is centralized in each bank and takes a dual approach: the short-term approach (90-day time horizon), which focuses basically on the management of payments and collections of Treasury and Markets, calculates our possible liquidity requirements; and the structural, long-term approach, which focuses on the financial management of the balance sheet as a whole, with a minimum monitoring time frame of one year.

The evaluation of asset liquidity risk is based on whether or not assets are eligible for rediscounting at the corresponding central bank. For normal situations, both in the short and medium term, those assets that are on the eligible list published by the European Central Bank (“ECB”) or the corresponding monetary authority are considered to be liquid. Non-eligible assets, quoted or non-quoted, are considered to represent a second line of liquidity for the entity when analyzing crisis situations.

Liquidity management is performed entirely by ALCO, through Financial Management. For its implementation, it uses a broad scheme of limits, sublimits and alerts, approved by the Executive Committee, based on which the Risk area carries out its independent measurement and control work. It also provides the manager with back-up decision-making tools and metrics. Each of the local risk areas, which are independent from the local manager, complies with the corporative principles of liquidity risk control that are established by the Global Market Risk Unit (UCRAM) — Structural Risks for the entire Group.

For each entity, the management areas request an outline of the quantitative and qualitative limits and alerts for short-medium- and long-term liquidity risk, which is authorized by the Executive Committee. Also, the Risk area performs periodic (daily and monthly) risk exposure measurements, develops the related valuation tools and models, conducts periodic stress tests, measures interbank counterparty concentration, prepares the policies and procedures manual, and monitors the authorized limits and alerts, which are reviewed al least once every year.

Information on liquidity risk is periodically sent to ALCO and to the managing areas themselves. Under the Contingency Plan, the Technical Liquidity Group (TLG), in the event of an alert of a possible crisis, conducts an initial analysis of our short- and long-term liquidity situation. The TLG is made up of specialized staff from the Short-Term Cash Desk, Financial Management and the Global Market Risk Unit (UCRAM-Structural Risk). If the alert is serious, the TLG reports the matter to the Liquidity Committee, which is composed of the managers of the related areas. The Liquidity Committee is responsible, in situations requiring urgent attention, for calling a meeting of the Crisis Committee.

Below is a breakdown by contractual maturity, of the balances of certain headings in the consolidated balance sheets as of December 31, 2009, 2008 and 2007, disregarding any valuation adjustments:

			Up to 1	1 to 3	3 to 12	1 to 5	Over 5
2009	Total	Demand	Month	Months	Months	Years	Years
	Millions of euros

ASSETS —
Cash and balances with central banks	16,331	14,650	535	248	735	163	—
Loans and advances to credit institutions	22,200	3,119	8,484	1,549	1,914	4,508	2,626
Loans and advances to customers	331,087	4,313	31,155	19,939	40,816	94,686	140,178
Debt securities	98,270	1,053	4,764	15,611	10,495	37,267	29,080
Derivatives (trading and hedging)	32,873	—	637	2,072	3,863	13,693	12,608

LIABILITIES —
Deposits from central banks	21,096	213	4,807	3,783	12,293	—	—
Deposits from credit institutions	48,945	1,836	24,249	5,119	5,145	6,143	6,453
Customer deposits	253,383	106,942	55,482	34,329	32,012	18,325	6,293
Debt certificates (including bonds)	97,186	—	10,226	16,453	15,458	40,435	14,614
Subordinated liabilities	17,305	—	500	689	2	1,529	14,585
Other financial liabilities	5,625	3,825	822	141	337	480	20
Short positions	3,830	—	448	—	16	—	3,366
Derivatives (trading and hedging)	30,308	—	735	1,669	3,802	13,585	10,517

			Up to 1	1 to 3	3 to 12	1 to 5	Over 5
2008	Total	Demand	Month	Months	Months	Years	Years
	Millions of euros

ASSETS —
Cash and balances with central banks	14,642	13,487	476	296	181	202	—
Loans and advances to credit institutions	33,679	6,198	16,216	1,621	2,221	4,109	3,314
Loans and advances to other debtors	341,322	13,905	36,049	23,973	45,320	91,030	131,045
Debt securities	72,704	716	1,701	12,230	9,483	24,640	23,934
Derivatives (trading and hedging)	44,779	—	3,739	2,206	5,442	16,965	16,427

LIABILITIES —
Deposits from central banks	16,762	2,419	8,737	2,441	3,165	—	—
Deposits from credit institutions	49,573	4,906	22,412	4,090	5,975	6,581	5,609
Deposits from other creditors	253,723	101,141	68,804	27,025	35,176	16,440	5,137
Debt certificates (including bonds)	101,328	—	9,788	13,516	12,072	45,469	20,483
Subordinated liabilities	16,249	69	913	1	872	3,582	10,812
Other financial liabilities	8,453	5,000	1,152	385	203	1,371	342
Short positions	2,700	—	24	—	23	—	2,653
Derivatives (trading and hedging)	41,535	—	2,693	3,108	6,310	15,538	13,886

			Up to 1	1 to 3	3 to 12	1 to 5	Over 5
2007	Total	Demand	Month	Months	Months	Years	Years
	Millions of euros

ASSETS —
Cash and balances with central banks	22,561	22,532	29	—	—	—	—
Loans and advances to credit institutions	24,392	3,764	12,246	2,519	2,301	2,703	859
Loans and advances to other debtors	319,671	7,220	30,338	23,778	46,226	87,414	124,695
Debt securities	81,715	516	1,719	24,726	8,964	20,884	24,906

LIABILITIES —
Deposits from central banks	27,256	117	25,013	1,435	691	—	—
Deposits from credit institutions	60,394	6,696	36,665	4,063	5,258	5,657	2,055
Deposits from other creditors	218,541	74,605	51,671	15,815	36,390	34,404	5,656
Debt certificates (including bonds)	101,874	5,987	7,391	4,191	14,878	44,178	25,249
Subordinated liabilities	15,397	1,200	495	15	583	2,722	10,382
Other financial liabilities	6,239	3,810	1,372	182	450	372	53

In the wake of the exceptional circumstances unfolding in the international financial markets, notably in 2008 and 2009, European governments made a decided effort to try to resolve the issues confronting bank funding and the ramifications of constrained funding on the real economy with a view to safeguarding the stability of the international financial system. The overriding goals underpinning these measures were to ensure sufficient liquidity to enable financial institutions to function correctly, facilitate bank funding, provide financial institutions with additional capital resources where needed so as to continue to ensure the proper financing of the economy, ensure that applicable accounting standards are sufficiently flexible to take into consideration current exceptional market circumstances and to reinforce and improve cooperation among European nations.

The following measures were passed into law in Spain in 2008 to mitigate the problem of bank funding: Royal Decree-Law 6/2008, of October 10, creating the Spanish Financial Asset Acquisition Fund, and Order EHA/3118/2008, dated October 31, implementing this Royal Decree, as well as Royal Decree-Law 7/2008, of October 13, on Emergency Economic Measures in connection with the Concerted Euro Area Action Plan, and Order EHA/3364/2008, dated November 21. The Bank can make use of the above measures as part of its risk management policy. However, at the date of preparation of the Consolidated Financial Statements, we have not had to resort to using these facilities.

On December 17, 2009, the Basel Committee on Banking Supervision submitted a series of proposals of different kinds aimed at reinforcing international financial system standards regarding Capital and liquidity. The main purpose of the recommendations is to standardize criteria, establish common standards, and to step up regulatory requirements in the financial sector. The new requirements are expected to enter into force at the end of 2012.

Risk Concentrations

The table below shows the Group’s financial instruments by geographical area, not taking into account valuation adjustments, as of December 31, 2009 and 2008:

		Europe
2009		Except		Latin
Risks On-Balance	Spain	Spain	USA	America	Rest	Total
	Millions of euros

Financial assets held for trading	22,893	25,583	3,076	15,941	2,240	69,733
Debt securities	14,487	7,434	652	11,803	296	34,672
Equity instruments	3,268	624	35	1,662	194	5,783
Derivatives	5,138	17,525	2,389	2,476	1,750	29,278
Other financial assets designated at fair value through profit or loss	330	73	436	1,498	—	2,337
Debt securities	157	42	435	5	—	639
Equity instruments	173	31	1	1,493	—	1,698
Available-for-sale portfolio	30,177	11,660	7,828	12,585	1,266	63,516
Debt securities	24,838	11,429	7,082	12,494	1,223	57,066
Equity instruments	5,339	231	746	91	43	6,450
Loans and receivables	206,097	34,613	40,469	66,395	6,167	353,741
Loans and advances to credit institutions	2,568	11,280	2,441	4,993	918	22,200
Loans and advances to customers	203,529	23,333	37,688	61,298	5,239	331,087
Debt securities	—	—	340	104	10	454
Held-to-maturity investments	2,625	2,812	—	—	—	5,437
Hedging derivatives	218	2,965	117	270	25	3,595

Total	262,340	77,706	51,926	96,689	9,698	498,359

		Europe
		Except		Latin
Risks Off-Balance	Spain	Spain	USA	America	Rest	Total

Financial guarantees	15,739	7,826	3,330	4,601	1,689	33,185
Other contingent exposures	37,804	24,119	15,990	13,164	1,246	92,323

Total	53,543	31,945	19,320	17,765	2,935	125,508

		Europe
2008		Except		Latin
Risks On-Balance	Spain	Spain	USA	America	Rest	Total
	Millions of euros

Financial assets held for trading	20,489	30,251	4,566	16,120	1,873	73,299
Debt securities	7,799	5,926	652	11,563	616	26,556
Equity instruments	2,332	1,376	80	1,071	938	5,797
Derivatives	10,358	22,949	3,834	3,486	319	40,946
Other financial assets designated at fair value through profit or loss	245	24	442	1,042	1	1,754
Debt securities	63	—	441	12	—	516
Equity instruments	182	24	1	1,030	1	1,238
Available-for-sale portfolio	15,233	10,460	9,633	8,449	2,999	46,774
Debt securities	11,811	9,970	8,889	8,368	924	39,962
Equity instruments	3,422	490	744	81	2,075	6,812
Loans and receivables	215,030	44,394	38,268	69,534	8,162	375,388
Loans and advances to credit institutions	6,556	15,848	2,479	7,466	1,330	33,679
Loans and advances to customers	208,474	28,546	35,498	61,978	6,826	341,322
Debt securities	—	—	291	90	6	387
Held-to-maturity investments	2,396	2,889	—	—	—	5,285
Hedging derivatives	439	2,789	270	309	26	3,833

Total	253,832	90,807	53,179	95,454	13,061	506,333

		Europe
		Except		Latin
Risks Off-Balance	Spain	Spain	USA	America	Rest	Total

Financial guarantees	16,843	8,969	3,456	4,721	1,963	35,952
Other contingent exposures	45,039	22,366	16,194	13,559	1,739	98,897

Total	61,882	31,335	19,650	18,280	3,702	134,849

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

Our ADSs are listed on the New York Stock Exchange under the symbol “BBVA”. The Bank of New York Mellon is the depositary (the “Depositary”) issuing ADSs pursuant to an amended and restated deposit agreement dated June 29, 2007 among BBVA, the Depositary and the holders from time to time of ADSs (the “Deposit Agreement”). Each ADS represents the right to receive one share. The table below sets forth the fees payable, either directly or indirectly, by a holder of ADSs as of the date of this Annual Report.

Category	Depositary Actions	Associated Fee/By Whom Paid

(a) Depositing or substituting the underlying shares	Issuance of ADSs	Up to $5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADSs delivered (charged to person depositing the shares or receiving the ADSs)
(b) Receiving or distributing dividends	Distribution of cash dividends or other cash distributions; distribution of share dividends or other free share distributions; distribution of securities other than ADSs or rights to purchase additional ADSs	Not applicable

(c) Selling or exercising rights	Distribution or sale of securities	Not applicable

(d) Withdrawing an underlying security	Acceptance of ADSs surrendered for withdrawal of deposited securities	Up to $5.00 for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered (charged to person surrendering or to person to whom withdrawn securities are being delivered)
(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	Not applicable

(f) General depositary services, particularly those charged on an annual basis	Other services performed by the Depositary in administering the ADSs	Not applicable

(g) Expenses of the Depositary
Expenses incurred on behalf of holders in connection with

•   stock transfer or other taxes (including Spanish income taxes) and other governmental charges;

•   cable, telex and facsimile transmission and delivery charges incurred at request of holder of ADS or person depositing shares for the issuance of ADSs;
Expenses payable by holders of ADSs or persons depositing shares for the issuance of ADSs; expenses payable in connection with the conversion of foreign currency into U.S. dollars are payable out of such foreign currency

•   transfer, brokerage or registration fees for the registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian;

• reasonable and customary expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars

The Depositary may remit to us all or a portion of the Depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2009, the Depositary reimbursed us $457 thousand with respect to certain fees and expenses. The table below sets forth the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed in 2009.

Amount
Reimbursed in
the Year
Ended
Category of Expenses	December 31, 2009
Thousands of dollars

Listing fees	131
Investor relations marketing	116
Professional services	136
AGM expenses	74

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2009, BBVA, under the supervision and with the participation of BBVA’s management, including our Chairman and Chief Executive Officer, President and Chief Operating Officer and Chief Accounting Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Management’s Report on Internal Control Over Financial Reporting

The management of BBVA is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. BBVA’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Under the supervision and with the participation of BBVA’s management, including our Chairman and Chief Executive Officer, President and Chief Operating Officer and Chief Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2009, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2009 has been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the internal control over financial reporting of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group” — Note 3) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Group and our report dated March 26, 2010 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph stating that the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) and that the information relating to the nature and effect of such differences is presented in Note 60 to the consolidated financial statements of the Group.

/s/  DELOITTE, S.L.
Madrid — Spain
March 26, 2010

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

The charter for our Audit and Compliance Committee provides that the Chairman of the Audit and Compliance Committee is required to have experience in financial matters as well as knowledge of the accounting standards and principles required by BBVA’s regulators, and we have determined that Mr. Rafael Bermejo Blanco, the Chairman of the Audit and Compliance Committee, has such experience and knowledge and is an “audit committee financial expert” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Bermejo is independent within the meaning of the New York Stock Exchange listing standards.

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

BBVA’s Code of Ethics and Conduct applies to its chief executive officer, chief financial officer and chief accounting officer. This code establishes the principles that guide these officers’ respective actions: ethical conduct, professional standards and confidentiality. It also establishes the limitations and defines the conflicts of interest arising from their status as senior executives. We have not waived compliance with, nor made any amendment to, the Code of Ethics and Conduct in 2009. BBVA’s Code of Ethics and Conduct can be found on its website at www.bbva.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L., by type of service rendered for the periods indicated.

	Year Ended December 31,
Services Rendered	2009	2008
	(In millions of euros)

Audit Fees(1)	4.7	4.3
Audit-Related Fees(2)	2.9	3.0
Tax Fees(3)	0.2	0.1
All Other Fees(4)	0.7	0.3

Total	8.5	7.7

(1)	Aggregate fees billed for each of the last two fiscal years for professional services rendered by Deloitte, S.L. for the audit of BBVA’s annual financial statements or services that are normally provided by Deloitte, S.L. in connection with statutory and regulatory filings or engagements for those fiscal years. Total audit fees billed by Deloitte, S.L. and its worldwide affiliates, were €13.1 million and €12.2 million in 2009 and 2008, respectively.

(2)	Aggregate fees billed in each of the last two fiscal years for assurance and related services by Deloitte, S.L. that are reasonably related to the performance of the audit or review of BBVA’s financial statements and are not reported under (1) above.

(3)	Aggregate fees billed in each of the last two fiscal years for professional services rendered by Deloitte, S.L. for tax compliance, tax advice, and tax planning.

(4)	Aggregate fees billed in each of the last two fiscal years for products and services provided by Deloitte, S.L. other than the services reported in (1), (2) and (3) above. Services in this category consisted primarily of employee education courses and verification of the security of information systems.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total Number of	Maximum Number
			Shares (or Units)	(or Approximate Dollar
			Purchased as Part	Value) of Shares (or
	Total Number of	Average Price	of Publicly	Units) that may yet be
	Ordinary Shares	Paid per Share (or	Announced Plans	Purchased Under the
2009	Purchased	Unit)	or Programs	Plans or Programs

January 1 to January 31	94,239,634	€7.63	—	—
February 1 to February 28	38,390,021	€6.55	—	—
March 1 to March 31	61,969,999	€5.63	—	—
April 1 to April 30	55,363,971	€7.29	—	—
May 1 to May 31	31,821,214	€8.50	—	—
June 1 to June 30	35,673,043	€8.59	—	—
July 1 to July 31	157,413,281	€9.62	—	—
August 1 to August 31	25,504,533	€11.83	—	—
September 1 to September 30	30,978,961	€12.16	—	—
October 1 to October 31	57,444,975	€12.20	—	—
November 1 to November 30	30,758,449	€12.67	—	—
December 1 to December 31	69,043,520	€12.66	—	—

Total	688,601,601	€9.67	—	—

During 2009, we sold a total of 713,048,315 shares for an average price of €8.95 per share.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

During the years ended December 31, 2008 and 2009 and through the date of this Annual Report, the principal independent accountant engaged to audit our financial statements, Deloitte S.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed. For each of the years ended December 31, 2008 and 2009, Deloitte S.L. has not expressed reliance on another accountant or accounting firm in its report on our audited annual accounts for such periods.

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

Our board of directors has a large of non-executive directors and nine out of the 12 members of our board are independent under the definition of independence described above. In addition, our Audit and Compliance Committee is composed exclusively of independent directors and the committee chairman is required to have experience in financial management and an understanding of the standards and accounting procedures required by the governmental authorities that regulate the banking sector. In accordance with the non-binding recommendation, our board of directors has created an Appointments and Compensation Committee which is composed exclusively of independent directors.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as a part of this Annual Report.

ITEM 19.	EXHIBITS

Exhibit
Number	Description

1.1	Amended and Restated Bylaws (Estatutos) of the Registrant.
4.1	Transaction Agreement by and between Banco Bilbao Vizcaya Argentaria, S.A. and Compass Bancshares, Inc. dated as of February 16, 2007.*
8.1	Consolidated Companies Composing Registrant (see Appendix I to XI to our Consolidated Financial Statements included herein).
12.1	Section 302 Chairman and Chief Executive Officer Certification.
12.2	Section 302 President and Chief Operating Officer Certification.
12.3	Section 302 Chief Accounting Officer Certification.
13.1	Section 906 Certification.
15.1	Consent of Independent Registered Public Accounting Firm

*	Incorporated by reference to BBVA’s 2006 Annual Report on Form 20-F.

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

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ JAVIER MALAGON NAVAS Name: JAVIER MALAGON NAVAS Title: Chief Accounting Officer

Date: March 26, 2010

CONSOLIDATED FINANCIAL STATEMENTS

38.	Transactions for the account of third parties	F-131
39.	Interest income and expense and similar items	F-132
40.	Dividend income	F-135
41.	Share of profit or loss of entities accounted for using the equity method	F-136
42.	Fee and commission income	F-136
43.	Fee and commission expenses	F-137
44.	Net gains (losses) on financial assets and liabilities	F-137
45.	Other operating income and expenses	F-138
46.	Administration costs	F-139
47.	Depreciation and amortization	F-141
48.	Provisions (net)	F-142
49.	Impairment losses on financial assets (net)	F-142
50.	Impairment losses on other assets (net)	F-142
51.	Gains (losses) on derecognized assets not classified as non-current assets held for sale	F-143
52.	Gains (losses) in non-current assets held for sale not classified as discontinued operations	F-143
53.	Consolidated statement of cash flows	F-143
54.	Accountant fees and services	F-144
55.	Related party transactions	F-145
56.	Remuneration of the Board of Directors and Members of the Bank’s Management Committee	F-146
57.	Details of the Directors’ holdings in companies with similar business activities	F-150
58.	Other information	F-150
59.	Subsequent events	F-151
60.	Differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and the United States generally accepted accounting principles and other required disclosures	F-152

APPENDICES

I.	Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A.	I-1
II.	Additional information on consolidated subsidiaries composing the BBVA Group	II-1
III.	Additional information on jointly controlled companies accounted for under the proportionate consolidation method in the BBVA Group	III-1
IV.	Additional information on holdings and jointly controlled companies accounted for under the equity method in the BBVA Group	IV-1
V.	Changes and notification of investments in the BBVA Group in 2009	V-1
VI.	Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders	VI-1
VII.	BBVA’s Group securitization funds	VII-1
VIII.	Reconciliation of the consolidated financial statements for 2007 prepared in accordance with Circular 6/2008 of the Bank of Spain with those prepared in accordance with Circular 4/2004 of the Bank of Spain	VIII-1
IX.	Consolidated balance sheets as of December 31, 2009, 2008 and 2007 held in foreign currency	IX-1
X.	Details of the most significant outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2009, 2008 and 2007	X-1
XI.	Consolidated income statements for the first and second half of 2009 and 2008	XI-1
XII.	GLOSSARY	XII-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the accompanying consolidated balance sheets of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group” — Note 3) as of December 31, 2009, 2008 and 2007, and the related consolidated statements of income, recognized income and expense, changes in equity and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated equity and consolidated financial position of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group as of December 31, 2009, 2008 and 2007, and the consolidated results of their operations, the changes in the consolidated equity and their consolidated cash flows for each of the three years in the period ended December 31, 2009, in conformity with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 (see Note 1.2).

EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 60 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2010 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/  DELOITTE, S.L
Madrid- Spain
March 26, 2010

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2009, 2008 AND 2007
(Notes 1 to 5)

	Notes	2009	2008	2007
		Millions of euros

ASSETS
CASH AND BALANCES WITH CENTRAL BANKS	9	16,344	14,659	22,581
FINANCIAL ASSETS HELD FOR TRADING	10	69,733	73,299	62,336
Loans and advances to credit institutions		—	—	—
Loans and advances to customers		—	—	—
Debt securities		34,672	26,556	38,392
Equity instruments		5,783	5,797	9,180
Trading derivatives		29,278	40,946	14,764
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,337	1,754	1,167
Loans and advances to credit institutions		—	—	—
Loans and advances to customers		—	—	—
Debt securities		639	516	421
Equity instruments		1,698	1,238	746
AVAILABLE-FOR-SALE FINANCIAL ASSETS	12	63,521	47,780	48,432
Debt securities		57,071	39,831	37,336
Equity instruments		6,450	7,949	11,096
LOANS AND RECEIVABLES	13	346,117	369,494	337,765
Loans and advances to credit institutions		22,239	33,856	24,527
Loans and advances to customers		323,442	335,260	313,178
Debt securities		436	378	60
HELD-TO-MATURITY INVESTMENTS	14	5,437	5,282	5,584
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		—	—	—
HEDGING DERIVATIVES	15	3,595	3,833	1,050
NON-CURRENT ASSETS HELD FOR SALE	16	1,050	444	240
INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	17	2,922	1,467	1,542
Associates		2,614	894	846
Jointly controlled entities		308	573	696
INSURANCE CONTRACTS LINKED TO PENSIONS		—	—	—
REINSURANCE ASSETS	18	29	29	43
TANGIBLE ASSETS	19	6,507	6,908	5,238
Property, plants and equipment		4,873	5,174	5,156
For own use		4,182	4,442	4,437
Other assets leased out under an operating lease		691	732	719
Investment properties		1,634	1,734	82
INTANGIBLE ASSETS	20	7,248	8,439	8,244
Goodwill		6,396	7,659	7,436
Other intangible assets		852	780	808
TAX ASSETS	21	6,273	6,484	5,207
Current		1,187	1,266	682
Deferred		5,086	5,218	4,525
OTHER ASSETS	22	3,952	2,778	2,297
Inventories		1,933	1,066	457
Rest		2,019	1,712	1,840

TOTAL ASSETS		535,065	542,650	501,726

The accompanying Notes 1 to 60 and Appendices I to XII are an integral part of the consolidated balance sheet as of December 31, 2009.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2009, 2008 AND 2007
(Notes 1 to 5)

	Notes	2009	2008	2007
		Millions of euros

LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING	10	32,830	43,009	19,273
Deposits from central banks		—	—	—
Deposits from credit institutions		—	—	—
Customers deposits		—	—	—
Debt certificates		—	—	—
Trading derivatives		29,000	40,309	17,540
Short positions		3,830	2,700	1,733
Other financial liabilities		—	—	—
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	1,367	1,033	449
Deposits from central banks		—	—	—
Deposits from credit institutions		—	—	—
Customer deposits		—	—	—
Debt certificates		—	—	—
Subordinated liabilities		—	—	—
Other financial liabilities		1,367	1,033	449
FINANCIAL LIABILITIES AT AMORTIZED COST	23	447,936	450,605	431,856
Deposits from central banks		21,166	16,844	27,326
Deposits from credit institutions		49,146	49,961	60,772
Customer deposits		254,183	255,236	219,610
Debt certificates		99,939	104,157	102,247
Subordinated liabilities		17,878	16,987	15,662
Other financial liabilities		5,624	7,420	6,239
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		—	—	—
HEDGING DERIVATIVES	15	1,308	1,226	1,807
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	16	—	—	—
LIABILITIES UNDER INSURANCE CONTRACTS	24	7,186	6,571	6,867
PROVISIONS	25	8,559	8,678	8,342
Provisions for pensions and similar obligations		6,246	6,359	5,967
Provisions for taxes and other legal contingencies		299	263	225
Provisions for contingent exposures and commitments		243	421	546
Other provisions		1,771	1,635	1,604
TAX LIABILITIES	21	2,208	2,266	2,817
Current		539	984	582
Deferred		1,669	1,282	2,235
OTHER LIABILITIES	22	2,908	2,557	2,372

TOTAL LIABILITIES		504,302	515,945	473,783

	Notes	2009	2008	2007
		Millions of euros

LIABILITIES AND EQUITY (Continuation)
STOCKHOLDERS’ FUNDS		29,362	26,586	24,811
Common Stock	27	1,837	1,837	1,837
Issued		1,837	1,837	1,837
Unpaid and uncalled(-)		—	—	—
Share premium	28	12,453	12,770	12,770
Reserves	29	12,074	9,410	6,060
Accumulated reserves (losses)		11,765	8,801	5,609
Reserves (losses) of entities accounted for using the equity method		309	609	451
Other equity instruments		12	89	68
Equity component of compound financial instruments		—	—	—
Other equity instruments		12	89	68
Less: Treasury stock	30	(224)	(720)	(389)
Income attributed to the parent company		4,210	5,020	6,126
Less: Dividends and remuneration		(1,000)	(1,820)	(1,661)
VALUATION ADJUSTMENTS	31	(62)	(930)	2,252
Available-for-sale financial assets		1,951	931	3,546
Cash flow hedging		188	207	(50)
Hedging of net investment in a foreign transactions		219	247	297
Exchange differences		(2,236)	(2,231)	(1,588)
Non-current assets held for sale		—	—	—
Entities accounted for using the equity method		(184)	(84)	47
Other valuation adjustments		—	—	—
NON-CONTROLLING INTEREST	32	1,463	1,049	880
Valuation adjustments		18	(175)	(118)
Rest		1,445	1,224	998

TOTAL EQUITY		30,763	26,705	27,943

TOTAL LIABILITIES AND EQUITY		535,065	542,650	501,726

Memorandum Item	Notes	2009	2008	2007

CONTINGENT EXPOSURES	34	33,185	35,952	36,859

CONTINGENT COMMITMENTS	34	92,323	98,897	106,940

The accompanying Notes 1 to 60 and Appendices I to XII are an integral part of the consolidated balance sheet as of December 31, 2009.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Notes 1 to 5)

	Notes	2009	2008	2007
		Millions of euros

INTEREST AND SIMILAR INCOME	39	23,775	30,404	26,176
INTEREST AND SIMILAR EXPENSES	39	(9,893)	(18,718)	(16,548)

NET INTEREST INCOME		13,882	11,686	9,628

DIVIDEND INCOME	40	443	447	348
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	41	120	293	241
FEE AND COMMISSION INCOME	42	5,305	5,539	5,603
FEE AND COMMISSION EXPENSES	43	(875)	(1,012)	(1,043)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	44	892	1,328	1,545
Financial instruments held for trading		321	265	709
Other financial instruments at fair value through profit or loss		79	(17)	43
Other financial instruments not at fair value through profit or loss		492	1,080	793
Rest		—	—	—
NET EXCHANGE DIFFERENCES		652	231	411
OTHER OPERATING INCOME	45	3,400	3,559	3,589
Income on insurance and reinsurance contracts		2,567	2,512	2,605
Financial income from non-financial services		493	485	655
Rest of other operating income		340	562	329
OTHER OPERATING EXPENSES	45	(3,153)	(3,093)	(3,051)
Expenses on insurance and reinsurance contracts		(1,847)	(1,896)	(2,052)
Changes in inventories		(417)	(403)	(467)
Rest of other operating expenses		(889)	(794)	(532)

GROSS INCOME		20,666	18,978	17,271

ADMINISTRATION COSTS	46	(7,662)	(7,756)	(7,253)
Personnel expenses		(4,651)	(4,716)	(4,335)
General and administrative expenses		(3,011)	(3,040)	(2,918)
DEPRECIATION AND AMORTIZATION	47	(697)	(699)	(577)
PROVISIONS (NET)	48	(458)	(1,431)	(235)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	49	(5,473)	(2,941)	(1,903)
Loans and receivables		(5,199)	(2,797)	(1,902)
Other financial instruments not at fair value through profit or loss		(274)	(144)	(1)

NET OPERATING INCOME		6,376	6,151	7,303

IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	50	(1,618)	(45)	(13)
Goodwill and other intangible assets		(1,100)	(1)	(1)
Other assets		(518)	(44)	(12)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	51	20	72	13
NEGATIVE GOODWILL	20	99	—	—
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	52	859	748	1,191

INCOME BEFORE TAX		5,736	6,926	8,494

INCOME TAX	21	(1,141)	(1,541)	(2,079)

INCOME FROM CONTINUING TRANSACTIONS		4,595	5,385	6,415

INCOME FROM DISCONTINUED TRANSACTIONS (NET)		—	—	—

NET INCOME		4,595	5,385	6,415

Net Income attributed to parent company		4,210	5,020	6,126
Net income attributed to non-controlling interests	32	385	365	289

		2009	2008	2007
		Units of euros

EARNINGS PER SHARE	5
Basic earnings per share		1.12	1.35	1.70
Diluted earnings per share		1.12	1.35	1.70

The accompanying Notes 1 to 60 and Appendices I to XII are an integral part of the consolidated income statement for the year ending December 31, 2009.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Notes 1 to 5)

	2009	2008	2007
	Millions of euros

NET INCOME RECOGNIZED IN INCOME STATEMENT	4,595	5,385	6,415

OTHER RECOGNIZED INCOME (EXPENSES)	1,061	(3,237)	(1,092)

Available-for-sale financial assets	1,502	(3,787)	320
Valuation gains/losses	1,520	(2,065)	1,857
Amounts removed to income statement	(18)	(1,722)	(1,537)
Reclassifications	—	—	—
Cash flow hedging	(32)	361	(94)
Valuation gains/losses	(21)	373	(81)
Amounts removed to income statement	(11)	(12)	(13)
Amounts removed to the initial carrying amount of the hedged items	—	—	—
Reclassifications	—	—	—
Hedging of net investment in foreign transactions	(27)	(50)	507
Valuation gains/losses	(27)	(50)	507
Amounts removed to income statement	—	—	—
Reclassifications	—	—	—
Exchange differences	68	(661)	(2,311)
Valuation gains/losses	141	(678)	(2,311)
Amounts removed to income statement	(73)	17	—
Reclassifications	—	—	—
Non-current assets held for sale	—	—	—
Valuation gains/losses	—	—	—
Amounts removed to income statement	—	—	—
Reclassifications	—	—	—
Actuarial gains and losses in post-employment plans	—	—	—
Entities accounted for using the equity method	(88)	(144)	18
Valuation gains/losses	(88)	(144)	18
Amounts removed to income statement	—	—	—
Reclassifications	—	—	—
Rest of recognized income and expenses	—	—	—
Income tax	(362)	1,044	468

TOTAL RECOGNIZED INCOME/EXPENSES	5,656	2,148	5,323

Attributed to the parent company	5,078	1,838	5,038
Attributed to minority interest	578	310	285

The accompanying Notes 1 to 60 and Appendices I to XII are an integral part of the consolidated statement of recognized income and expense for the year ended December 31, 2009.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Notes 1 to 5)

	Total Equity Attributed to the Parent Company
	Stockholders’ Funds
			Reserves (Note 29)
				Reserves
				(Losses) From			Profit for	Less:
				Entities		Less:	the Year	Dividends				Non-
	Common	Share	Reserves	Accounted	Other	Treasury	Attributed	and	Total	Valuation		Controlling
	Stock	Premium	(Accumulated	for Equity	Equity	Stock	to Parent	Remunerations	Stockholders’	Adjustments		Interest	Total
	(Note 27)	(Note 28)	Losses)	Method	Instruments	(Note 30)	Company	(Note 4)	Funds	(Note 31)	Total	(Note 32)	Equity
	Millions of euros

Balances as of January 1, 2009	1,837	12,770	8,801	609	89	(720)	5,020	(1,820)	26,586	(930)	25,656	1,049	26,705

Effects of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—

Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—

Adjusted initial balance	1,837	12,770	8,801	609	89	(720)	5,020	(1,820)	26,586	(930)	25,656	1,049	26,705

Total income/expense recognized	—	—	—	—	—	—	4,210	—	4,210	868	5,078	578	5,656

Other changes in equity	—	(317)	2,964	(300)	(77)	496	(5,020)	820	(1,434)	—	(1,434)	(164)	(1,598)

Common stock increase	—	—	—	—	—	—	—	—	—	—	—	—	—

Common stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—

Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—	—	—	—

Increase of other equity instruments	—	—	—	—	10	—	—	—	10	—	—	—	10

Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—

Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—

Dividend distribution	—	—	—	—	—	—	—	(1,000)	(1,000)	—	(1,000)	(144)	(1,144)

Transactions including treasury stock and other equity instruments (net)	—	—	(238)	—	—	496	—	—	258	—	258	—	258

Transfers between total equity entries	—	—	3,378	(178)	—	—	(5,020)	1,820	—	—	—	—	—

Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—

Payments with equity instruments	—	(317)	—	—	(87)	—	—	—	(404)	—	(404)	—	(404)

Rest of increase/reductions in total equity	—	—	(176)	(122)	—	—	—	—	(298)	—	(298)	(20)	(318)

Balances as of December 31, 2009	1,837	12,453	11,765	309	12	(224)	4,210	(1,000)	29,362	(62)	29,300	1,463	30,763

	Total Equity Attributed to the Parent Company
	Stockholders’ Funds
			Reserves (Note 29)
				Reserves
				(Losses)
				from			Profit for
				Entities		Less:	the Year					Non-
	Common	Share	Reserves	Accounted		Treasury	Attributed	Less:	Total	Valuation		Controlling
	Stock	Premium	(Accumulated	for Equity	Other Equity	Stock	to Parent	Dividends and	Stockholders’	Adjustments		Interest	Total
	(Note 27)	(Note 28)	Losses)	Method	Instruments	(Note 30)	Company	Remunerations	Funds	(Note 31)	Total	(Note 32)	Equity
	Millions of euros

Balances as of January 1, 2008	1,837	12,770	5,609	451	68	(389)	6,126	(1,661)	24,811	2,252	27,063	880	27,943
Effects of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1,837	12,770	5,609	451	68	(389)	6,126	(1,661)	24,811	2,252	27,063	880	27,943

Total income/expense recognized	—	—	—	—	—	—	5,020	—	5,020	(3,182)	1,838	310	2,148

Other changes in equity	—	—	3,192	158	21	(331)	(6,126)	3,481	(3,244)	—	(3,244)	(142)	(3,388)

Common stock increase	—	—	—	—	—	—	—	—	—	—	—	—	—
Common stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	21	—	—	—	21	—	21	—	21
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	1,002	1,820	2,822	—	2,822	142	2,964
Transactions including treasury stock and other equity instruments (net)	—	—	(172)	—	—	(331)	—	—	(503)	—	(503)	—	(503)
Transfers between total equity entries	—	—	3,431	33	—	—	(5,125)	1,661	—	—	—	—	—
Increase/Reduction due to business combinations	—	—	9	—	—	—	—	—	9	—	9	—	9
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Rest of increase/reductions in total equity	—	—	(75)	125	—	—	—	—	49	—	49	—	49

Balances as of December 31, 2008	1,837	12,770	8,801	609	89	(720)	5,020	1,820	26,586	(930)	25,656	1,049	26,705

	Total Equity Attributed to the Parent Company
	Stockholders’ Funds
			Reserves (Note 29)
				Reserves
				(Losses)			Profit for
				from Entities		Less:	the Year	Less:				Non-
	Common	Share	Reserves	Accounted	Other	Treasury	Attributed	Dividends	Total	Valuation		Controlling
	Stock	Premium	(Accumulated	for Equity	Equity	Stock	to Parent	and	Stockholders’	Adjustments		Interest	Total
	(Note 27)	(Note 28)	Losses)	Method	Instruments	(Note 30)	Company	Remunerations	Funds	(Note 31)	Total	(Note 32)	Equity
	Millions of euros

Balances as of January 1, 2007	1,740	9,579	3,268	361	35	(147)	4,736	(1,363)	21,229	3,341	24,570	768	25,338
Effects of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—

Adjusted initial balance	1,740	9,579	3,268	361	35	(147)	4,736	(1,363)	21,229	3,341	24,570	768	25,338

Total income/expense recognized	—	—	—	—	—	—	6,126	—	6,126	(1,088)	5,038	285	5,323

Other changes in equity	97	3,191	2,341	90	33	(242)	(4,736)	3,024	476	(1)	475	(173)	302

Common stock increase	97	3,191	(24)	—	—	—	—	—	3,264	—	3,264	—	3,264
Common stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	848	1,661	2,509	—	2,509	108	2,617
Transactions including treasury stock and other equity instruments (net)	—	—	(26)	—	—	(242)	—	—	(268)	—	(268)	—	(268)
Transfers between total equity entries	—	—	2,435	90	—	—	(3,888)	1,363	—	—	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	33	—	—	—	33	—	33	—	33
Rest of increase/reductions in total equity	—	—	(44)	—	—	—	—	—	(44)	(1)	(45)	(65)	(110)

Balances as of December 31, 2007	1,837	12,770	5,609	451	68	(389)	6,126	1,661	24,811	2,252	27,063	880	27,943

The accompanying Notes 1 to 60 and Appendices I to XII are an integral part of the consolidated statement of changes in equity for the year ended December 31, 2009.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (Notes 1 to 5)

	Notes	2009	2008	2007
		Millions of euros

CASH FLOW FROM OPERATING ACTIVITIES(1)	53	2,567	(1,992)	17,290
Net income for the year		4,595	5,385	6,415
Adjustments to obtain the cash flow from operating activities:		(591)	(1,112)	828
Depreciation and amortization		697	699	577
Other adjustments		(1,288)	(1,811)	251
Net increase/decrease in operating assets		(9,781)	45,714	74,226
Financial assets held for trading		(3,566)	10,964	10,545
Other financial assets designated at fair value through profit or loss		582	588	190
Available-for-sale financial assets		15,741	(800)	5,827
Loans and receivables		(23,377)	30,866	58,352
Other operating assets		839	4,096	(688)
Net increase/decrease in operating liabilities		(12,359)	37,908	82,193
Financial liabilities held for trading		(10,179)	23,736	4,350
Other financial liabilities designated at fair value through profit or loss		334	—	(134)
Financial liabilities at amortized cost		(3,564)	20,058	78,385
Other operating liabilities		1,050	(5,886)	(408)
Collection/Payments for income tax		1,141	1,541	2,080
CASH FLOWS FROM INVESTING ACTIVITIES(2)	53	(643)	(2,865)	(7,987)
Investment		2,396	4,617	10,948
Tangible assets		931	1,199	1,836
Intangible assets		380	402	134
Investments		2	672	690
Subsidiaries and other business units		7	1,559	7,082
Non-current assets held for sale and associated liabilities		920	515	487
Held-to-maturity investments		156	—	—
Other settlements related to investing activities		—	270	719
Divestments		1,753	1,752	2,961
Tangible assets		793	168	328
Intangible assets		147	31	146
Investments		1	9	227
Subsidiaries and other business units		32	13	11
Non-current assets held for sale and associated liabilities		780	374	744
Held-to-maturity investments		—	283	321
Other collections related to investing activities		—	874	1,184
CASH FLOWS FROM FINANCING ACTIVITIES(3)	53	(74)	(2,271)	1,996
Investment		10,012	17,807	20,470
Dividends		1,567	2,813	2,424
Subordinated liabilities		1,667	735	1,723
Common stock amortization		—	—	—
Treasury stock acquisition		6,431	14,095	16,182
Other items relating to financing activities		347	164	141
Divestments		9,938	15,536	22,466
Subordinated liabilities		3,103	1,535	3,096
Common stock increase		—	—	3,263
Treasury stock disposal		6,835	13,745	16,041
Other items relating to financing activities		—	256	66
EFFECT OF EXCHANGE RATE CHANGES(4)		(161)	(791)	(1,233)
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)		1,689	(7,919)	10,066
CASH OR CASH EQUIVALENTS AT BEGINNING OF THE YEAR		14,642	22,561	12,496
CASH OR CASH EQUIVALENTS AT END OF THE YEAR		16,331	14,642	22,561

Components of Cash and Equivalent at End of the Year	Notes	2009	2008	2007
		Million of euros

Cash		4,218	3,915	2,938
Balance of cash equivalent in central banks		12,113	10,727	19,623
Other financial assets		—	—	—
Less: bank overdraft refundable on demand		—	—	—
TOTAL CASH OR CASH EQUIVALENTS AT END OF THE YEAR	9	16,331	14,642	22,561
Of which:
held by consolidated subsidiaries but not available for the Group		—	—	—

The accompanying Notes 1 to 60 and Appendices I to XII are an integral part of the consolidated statement of cash flows for the year ended December 31, 2009.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP
REPORT FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

1.	INTRODUCTION AND BASIS OF PRESENTATION OF THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

1.1	INTRODUCTION

Banco Bilbao Vizcaya Argentaria, S.A. (“the Bank” or “BBVA”) is a private-law entity, subject to the rules and regulations governing banking institutions operating in Spain. The Bank conducts its business through branches and offices located throughout Spain and abroad.

The Bylaws and other public information about the Bank are available for consultation at its registered address (Plaza San Nicolás, 4 Bilbao).

In addition to the transactions it carries out directly, the Bank heads a group of subsidiaries, jointly-controlled and associated entities which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “BBVA Group”). In addition to its own individual financial statements, the Bank is therefore obliged to prepare the Group’s annual consolidated financial statements.

As of December 31, 2009, the Group was made up of 334 companies accounted for under the full consolidation method and 7 under the proportionate consolidation method. A further 74 companies are accounted for under the equity method (see Notes 3 and 17 and Appendices II to VII of these consolidated financial statements).

The Group’s accompanying consolidated financial statements for the years ending December 31, 2008 and 2007 were approved by the shareholders at the Bank’s Annual General Meetings held on March 13, 2009 and March 14, 2008, respectively.

The 2009 consolidated financial statements of the Group and the 2009 financial statements of the Bank have been approved by the shareholders at the Annual General Meeting held on March 12, 2010.

1.2.	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Group’s accompanying consolidated financial statements for 2009 are presented in accordance with the International Financial Reporting Standards endorsed by the European Union (“IFRS-EU”) applicable at year-end 2009, and additionally considering the Bank of Spain Circular 4/2004, of December 22, 2004 (and as amended thereafter). This Bank of Spain Circular is the regulation that implements and adapts the IFRS-EU for Spanish banks.

The BBVA Group’s accompanying consolidated financial statements for the year ending December 31, 2009 were prepared applying by the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s consolidated equity and financial position as of December 31, 2009, together with the consolidated results of its operations, the changes in the consolidated equity, consolidated recognized income and expenses and consolidated cash flows in the Group during 2009. These accompanying consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and by each of the other companies in the Group and include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the Group (see Note 2.2).

All accounting policies and valuation criteria with a significant effect on the consolidated financial statements were applied in their preparation.

Since the figures in the annual consolidated financial statements are expressed in millions of euros (except in certain cases where a smaller unit is required), there may be occasions when a balance does not appear in the financial statements because it is in units of euros. In addition, the percentage changes are calculated using thousands of euros. The accounting balances have been rounded to present the amounts in millions of euros. As a result, the amounts appearing in some tables may not be the arithmetical sum of the preceding figures.

1.3.	COMPARATIVE INFORMATION

As indicated in the previous section, the annual consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 were prepared in accordance with the financial statement models established by the Bank of Spain Circular 4/2004 and its subsequent amendments. The Bank of Spain issued Circular 6/2008 on November 26, 2008, amending the models to be used in preparing financial statements. For this reason, the consolidated financial statements for 2007 which are used in these annual consolidated financial statements have been modified with respect to those originally approved by the Group in order to adapt them to the new requirements. These changes only affect the format of the presentation and have no impact on the Group’s consolidated equity or consolidated net income.

Appendix VIII reconciles the originally issued consolidated financial statements for 2007.

1.4.	SEASONAL NATURE OF INCOME AND EXPENSES

The nature of the most significant activities and transactions carried out by the Group is mainly related to traditional activities carried out by financial institutions, which are not significantly affected by seasonal factors.

1.5.	RESPONSIBILITY FOR THE INFORMATION AND FOR THE ESTIMATES MADE

The information contained in these BBVA Group consolidated financial statements is the responsibility of the Group’s Directors.

Estimates were occasionally made by the Bank and the consolidated companies in preparing these consolidated financial statements in order to quantify some of the assets, liabilities, income, expenses and commitments reported. These estimates relate mainly to the following:

•	Impairment on certain financial assets (see Notes 7, 8, 12, 13 and 14).

•	Assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments (see Note 26).

•	The useful life and impairment losses of tangible and intangible assets (see Notes 16, 19, 20 and 22).

•	The valuation of consolidation goodwill (see Notes 17 and 20).

•	The fair value of certain unlisted financial assets and liabilities (see Notes 7, 8, 10, 11, 12 and 15).

Although these estimates were made on the basis of the best information available as of December 31, 2009 on the events analyzed, events that take place in the future might make it necessary to change them (upwards or downwards) in the coming years.

1.6.	BBVA GROUP INTERNAL CONTROL FINANCIAL REPORTING MODEL (ICFR Model)

The BBVA Group Internal Control Financial Reporting Model (“ICFR Model”) includes a set of processes and procedures that the Group’s Management has designed to reasonably guarantee fulfillment of the Group’s set control targets. These control targets have been set to ensure the reliability and integrity of the consolidated financial information, as well as the efficiency and effectiveness of transactions and fulfillment of applicable standards.

ICFR Model is based on the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) international standards. The five components that COSO establishes to determine whether an internal control system is effective and efficient are:

•	Evaluate all of the risks that could arise during the preparation of the financial information.

•	Design the necessary control activities to mitigate the most critical risks.

•	Monitor the control activities to ensure they are fulfilled and they are effective over time.

•	Establish the right reporting circuits to detect and report system weaknesses or flaws.

•	Set up a suitable control area to track all of these activities.

The BBVA Group ICFR Model is summarized in the following chart:

ICFR Model is implemented in the Group’s main entities using a common and uniform methodology.

To determine the scope of the ICFR Model annual evaluation, the main companies, headings and most significant processes are identified based on quantitative criteria (probability of occurrence, economic impact and materiality) and qualitative criteria (related to typology, complexity, nature of risks and the business structure), ensuring coverage of critical risks for the BBVA Group consolidated financial statements. As well as the evaluation that the Internal Control Units performs, ICFR Model is subject to regular evaluations by the Internal Audit Department and is supervised by the Group’s Audit and Compliance Committee.

In the evaluation by the Internal Audit Department and the Internal Control Units, no weaknesses were detected that could have a material or significant impact on the BBVA Group consolidated financial statements for the year 2009.

1.7.	MORTGAGE MARKET POLICIES AND PROCEDURES

The additional disclosure required by Royal Decree 716/2009 of 24 April 2009 (developing certain aspects of Act 2/1981, of 25 March 1981, on the regulation of the mortgage market and other mortgage and financial market regulations) is detailed in the Bank’s individual financial statements for the year ended December 31, 2009.

2.	PRINCIPLES OF CONSOLIDATION, ACCOUNTING POLICIES AND MEASUREMENT BASES APPLIED AND IFRS RECENT PRONOUNCEMENTS

The Glossary (see Appendix XII) includes the definition of financial and economic terms used in this Note 2 and subsequent explanatory notes.

2.1.	PRINCIPLES OF CONSOLIDATION

The accounting principles and valuation criteria used to prepare the Group’s consolidated financial statements for the year ending December 31, 2009 may differ from those used by certain companies in the Group. For this reason, the required adjustments and reclassifications were made on consolidation to harmonize the principles and criteria used and to make them compliant with IFRS-EUs required to be applied under the Bank of Spain’s Circular 4/2004.

The results of subsidiaries acquired during the year are included taking into account only the period from the date of acquisition to year-end. The results of companies disposed of during any year are included only taking into account the period from the start of the year to the date of disposal.

The Group consolidated companies are classified into three types, according to the method of consolidation: subsidiaries, jointly controlled entities and associates entities.

Subsidiaries

Subsidiaries (see the Glossary) are those companies which the Group has the capacity to control. Control is presumed to exist when the parent owns, either directly or indirectly through other subsidiaries, more than one half of an entity’s voting power, unless, in exceptional cases, it can be clearly demonstrated that ownership of more than one half of an entity’s voting rights does not constitute control of it.

The financial statements of the subsidiaries are consolidated with those of the Bank using the global integration method.

The share of minority interests from subsidiaries in the Group’s consolidated equity is presented under the heading “Non-controlling interest” in the consolidated balance sheets and their share in the profit or loss for the year is presented under the heading “Net Income Attributed to Non-controlling Interests” in the consolidated income statements (see Note 32).

Note 3 includes information on the main companies in the Group as of December 31, 2009. Appendix II includes the most significant information on these companies.

Jointly controlled entities

These are entities that, while not being subsidiaries, fulfill the definition of “joint business” (see the Glossary).

Since the implementation of IFRS-EU required to be applied under the Bank of Spain’s Circular 4/2004, the Group has applied the following policy in relation to investments in jointly controlled entities:

•	Jointly-controlled financial entities: Since it is a financial entity, the best way of reflecting its activities within the Group’s consolidated financial statements is considered to be the proportionate method of consolidation.

As of December 31, 2009, 2008 and 2007, the contribution of jointly controlled financial entities to the main figures in the Group’s consolidated financial statements under the proportionate consolidation method, calculated on the basis of the Group’s holding in them, is shown in the table below:

Contribution to the Group by Entities
Consolidated by Proportionated Method	2009	2008	2007
	Millions of euros

Assets	869	331	287
Liabilities	732	217	194
Equity	38	27	35
Net income	17	11	9

Additional disclosure is not provided as these investments are not significant.

Appendix III shows the main figures for jointly controlled entities consolidated by the Group under the proportionate method.

•	Jointly-controlled non-financial entities: It is considered that the effect of distributing the balance sheet and income statement amounts belonging to jointly controlled non-financial entities would distort the information provided to investors. For this reason, the equity method is considered the most appropriate way of reflecting these investments.

Appendix IV shows the main figures for jointly controlled entities consolidated using the equity method. Note 17 details the impact, if any, that application of the proportionate consolidation method on these entities would have had on the consolidated balance sheet and income statement.

Associate entities

Associates are companies in which the Group is able to exercise significant influence, without having total or joint control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since it is considered that the Group does not have the capacity to exercise significant influence over these entities. Investments in these entities, which do not represent significant amounts for the Group, are classified as available-for-sale investments.

Moreover, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the power to exercise significant influence over these entities.

Investments in associates are accounted for using the equity method (see Note 17). Appendix IV shows the most significant information on the associates consolidated using the equity method.

2.2.	ACCOUNTING POLICIES AND VALUATION CRITERIA APPLIED

The following accounting policies and valuation criteria were used in preparing these consolidated financial statements were as follows:

2.2.1.	FINANCIAL INSTRUMENTS

a)	Valuation of financial instruments and recognition of changes in valuations

All financial instruments are initially accounted for at fair value which, unless there is evidence to the contrary, shall be the transaction price. These instruments will subsequently be valued on the basis of their classification. The recognition of changes arising subsequent to the initial recognition is described below.

All the changes during the year, except in trading derivatives, arising from the accrual of interests and similar items are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the consolidated income statement for this year (see Note 39). The dividends accrued in the year are recognized under the heading “Dividend income” in the consolidated income statement for the year (see Note 40).

The changes in the valuations after the initial recognition, for reasons other than those included in preceding paragraph, are described below according to the categories of financial assets and liabilities:

– “Financial assets held for trading” and “Other financial assets and liabilities designated at fair value through profit or loss”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are valued at fair value.

Changes arising from the valuation at fair value (gains or losses) are recognized as their net value under the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statements (see Note 44). Changes resulting from variations in foreign exchange rates are recognized under the heading “Net exchange differences” in the accompanying consolidated income statements.

The fair value of the financial derivatives included in the held for trading portfolios is calculated by their daily quoted price if there is an active market. If, under exceptional circumstances, their quoted price cannot be established on a given date, these derivatives are valued using methods similar to those used in over-the-counter (“OTC”) markets.

The fair value of OTC derivatives (“present value” or “theoretical price”) is equal to the sum of future cash flows arising from the instrument, discounted at the measurement date; these derivatives are valued using methods recognized by the financial markets: the net present value (NPV) method, option price calculation models, etc.(see Note 8).

– “Available-for-Sale Financial Assets”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are valued at fair value.

Changes arising from the valuation at fair value (gains or losses) are recognized temporarily, for their net amount, under the heading “Valuation Adjustments — Available-for-sale financial assets” in the accompanying consolidated balance sheets.

Valuation adjustments arising from non-monetary items by changes in foreign exchange rates are recognized temporarily under the heading “Valuation adjustments — Exchange differences” in the accompanying consolidated balance sheets. Valuation adjustments arising from monetary items by changes in foreign exchange rates are recognized under the heading “Net exchange differences” in the accompanying consolidated income statements.

The amounts recognized under the headings “Valuation adjustments — Available-for-sale financial assets” and “Valuation adjustments — Exchange differences” continue to form part of the Group’s consolidated equity until the asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized in it. If these assets are sold, these amounts are recognized under the headings “Net gains (losses) on financial assets and liabilities” or “Net exchange differences”, as appropriate, in the consolidated income statement for the year in which they are derecognized.

In the particular case of gains from sales of other equity instruments considered strategic investments registered under “Available-for-sale financial assets” are recognized under the heading “Gains (losses) in non-current assets held-for-sale not classified as discontinued operations” in the consolidated income statement, although they had not been classified in a previous balance sheet as non-current assets held for sale (see note 52).

The net impairment losses in the available-for-sale financial assets during the year are recognized under the heading “Impairment losses on financial assets (net) — Other financial instruments not at fair value through profit or loss” in the consolidated income statements for that year.

– “Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortized cost”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at “amortized cost” using the “effective interest rate” method”, as the consolidated entities has the intention to hold such financial instruments to maturity.

Net impairment losses of assets under these headings arising in a particular year are recognized under the heading “Impairment losses on financial assets (net) — Loans and receivables” or “Impairment losses on financial assets (net) — Other financial instruments not valued at fair value through profit or loss” in the income statement for that year.

– “Hedging derivatives”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are valued at fair value.

Changes produced subsequent to the designation of hedging in the valuation of financial instruments designated as hedged items as well as financial instruments under hedge accounting are recognized according to the following criteria:

•	In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement.

•	In cash flow hedges and hedges of net investments in a foreign operations, the differences in valuation in the effective hedging of hedging items are recognized temporarily under the heading “Valuation adjustments — Cash flow hedging” and “Valuation adjustments — Hedging of net investments in foreign transactions” respectively. These valuation changes are recognized under the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction takes place or at the maturity date of the hedged item. Almost all of the hedges used by the Group are for interest rate risks. Therefore, the valuation changes are recognized under the headings “Interest and similar income” or “Interest and similar expenses” as appropriate, in the consolidated income statement (see Note 39). Differences in the valuation of the hedging items corresponding to the ineffective portions of cash flow hedges and hedges of net investments in foreign operations are recognized directly in the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement.

•	In the hedges of net investments in foreign operations, the differences produced in the effective portions of hedging items are recognized temporarily under the heading “Valuation adjustments — Hedging of net investments in foreign transactions”. These differences in valuation are recognized under the heading “Net exchange differences” in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized.

Other financial instruments

The following exceptions have to be highlighted with respect to the above general criteria:

•	Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying asset and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, for any impairment loss.

•	Valuation adjustments arising from financial instruments classified at balance sheet date as non-current assets held for sale are recognized with a balancing entry under the heading “Valuation adjustments — Non-current assets held for sale” in the consolidated balance sheet.

b)	Impairment on financial assets

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

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the year in which the impairment becomes known, and the recoveries of previously recognized impairment losses are recognized in the consolidated income statement for the year in which the impairment is reversed or reduced, with the exception that any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale which are not recognized through consolidated profit or loss but recognized under the heading “Valuation adjustments — available — for — sale financial assets” in the accompanying consolidated balance sheet.

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

The amount of impairment losses of debt securities at amortized cost is measured as a function of whether the impairment losses are determined individually or collectively.

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

The Group estimates collectively the inherent loss of credit risk corresponding to operations realized by Spanish financial entities of the Group (approximately 66.9% on “Loans and receivables” of the Group as of December 31, 2009), using the parameters set by Annex IX of the Circular 4/2004 from Bank of Spain on the base of its experience and the Spanish banking sector information in the quantification of impairment losses and provisions for insolvencies for credit risk.

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

To estimate the collective loss of credit risk corresponding to operations with nonresident in Spain registered in foreign subsidiaries, are applied methods and similar criteria, taking like reference the Bank of Spain parameters but adapting the default’s calendars to the particular circumstances of the country. However, in Mexico for consumer loans, credit cards and mortgages portfolios, as well as for credit investment maintained by the Group in the United States are using internal models for calculating the impairment losses based on historical experience of the Group (approximately 13.6% of the “Loans and receivables” of the Group as of December 31, 2009).

Following is a description of the methodology used to estimate the collective loss of credit risk corresponding to operations with resident in Spain:

1. Impaired financial assets

The debt instruments, whoever the obligor and whatever the guarantee or collateral, that have past-due amounts with more than three months, taking into account the age of the past-due amounts, the guarantees or collateral provided and the economic situation of the customer and the guarantors.

In the case of unsecured transactions and taking into account the age of the past-due amounts, the allowance percentages are as follow:

Age of the Past-Due Amount	Allowance Percentage

Up to 6 months	between 4.5% and 5.3%
Over 6 months and up to 12 months	between 27.4% and 27.8%
Over 12 months and up to 18 months	between 60.5% and 65.1%
Over 18 months and up to 24 months	between 93.3% and 95.8%
Over 24 months	100%

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

In the rest of transactions secured by real property in which the entity has began the process to take possession of the pledge and taking into account the age of the past-due amounts, the allowance percentages are as follow:

Age of the Past-Due Amount	Allowance Percentage

Up to 6 months	between 3.8% and 4.5%
Over 6 months and up to 12 months	between 23.3% and 23.6%
Over 12 months and up to 18 months	between 47.2% and 55.3%
Over 18 months and up to 24 months	between 79.3% and 81.4%
Over 24 months	100%

Regarding the coverage level to be applied to defaulting transactions secured by property (homes, offices and completed multi-use sites, as well as rural properties), the value of the collateral must be taken into account, applying the previous percentages to the amount of those transactions exceeding 70% of the property value.

Debt instruments for which, without qualifying as doubtful in terms of criteria for classification as past-due, there is reasonable doubt that they will be recovered on the initially agreed terms, are analyzed individually.

2. Not individually impaired assets

The debt instruments, whoever the obligor and whatever the guarantee or collateral, that do not have individually objective of impairment are collectively assesses, including the assets in a group with similar credit risk characteristics, including sector of activity of the debtor or the type of guarantee.

The allowance percentages of hedge are as follows:

	Allowance
Risk	Percentage

Negligible risk	0%
Low risk	0.06	%-0.75%
Medium-low risk	0.15	%-1.88%
Medium risk	0.18	%-2.25%
Medium-high risk	0.20	%-2.50%
High risk	0.25	%-3.13%

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

However, due to the dimension Group, and to risk-country management, the provision levels are not significant in relation to the balance of the provisions by constituted insolvencies (as of December 31, 2009, this provision represents a 0.52% in the provision for insolvencies of the Group).

Impairment of other debt instruments

The impairment losses on debt securities included in the “Available-for-sale financial asset” portfolio are equal to the positive difference between their acquisition cost (net of any principal repayment) and their fair value after deducting any impairment loss previously recognized in the consolidated income statement.

When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as “Valuation adjustments - Available-for-sale financial assets” and are recognized in the consolidated income statement. If all, or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred.

Similarly, in the case of debt instruments classified as “Non-current assets held — for — sale”, losses previously recorded in equity are considered to be realised — and are recognized in the consolidated income statement — on the date the instruments are so classified.

Impairment of equity instruments

The amount of the impairment in the equity instruments is determinated by the category where is recognized:

•	Equity instruments measured at fair value: The criteria for quantifying and recognizing impairment losses on equity instruments are similar to those for other debt instruments, with the exception that any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale which are not recognized through profit or loss but recognized under the heading “Valuation adjustments — Available — for — sale financial assets” in the accompanying consolidated balance sheets (Note 31).

•	Equity instruments measured at cost: The impairment losses on equity instruments measured at acquisition cost are equal to the difference between their carrying amount and the present value of expected future cash flows discounted at the market rate of return for similar securities. These impairment losses are determined taking into account the equity of the investee (except for valuation adjustments due to cash flow hedges) for the last approved (consolidated) balance sheet, adjusted for the unrealized gains at the measurement date.

Impairment losses are recognized in the consolidated income statement for the year in which they arise as a direct reduction of the cost of the instrument. These losses may only be reversed subsequently in the event of the sale of these assets.

2.2.2.	TRANSFERS AND DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties.

Financial assets are only derecognized the consolidated balance sheet when the cash flows they generate have extinguished or when their implicit risks and benefits have been substantially transferred out to third parties. Similarly, financial liabilities are derecognized from the consolidated balance sheet only if their obligations are extinguished or acquired (with a view to subsequent cancellation or renewed placement).

When the risks and benefits of transferred assets are substantially transferred to third parties, the financial asset transferred is derecognized the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

The Group is considered to have transferred substantially all the risks and benefits if such risks and benefits account for the majority of the risks and benefits involved in ownership of the transferred assets.

If substantially all the risks and benefits associated with the transferred financial asset are retained:

•	The transferred financial asset is not derecognized and continues to be measured in the consolidated balance sheet using the same criteria as those used before the transfer.

•	A financial liability is recognized at the amount of compensation received, which is subsequently measured at amortized cost and included under the heading “Financial liabilities at amortized cost — Debt certificates” of the accompanying consolidated balance sheets (see Note 23). As these liabilities do not constitute a current obligation, when measuring such a financial liability the Group deducts those financial instruments owned by it which constitute financing for the entity to which the financial assets have been transferred, to the extent that these instruments are deemed to specifically finance the assets transferred.

•	Both the income generated on the transferred (but not derecognized) financial asset and the expenses of the new financial liability are recognized in the accompanying consolidated income statements.

Purchase and sale commitments

Financial instruments sold with a repurchase agreement are not derecognized from the accompanying consolidated balance sheets and the amount received from the sale is considered financing from third parties.

Financial instruments acquired with an agreement to subsequently resell them are not recognized in the accompanying consolidated balance sheets and the amount paid for the purchase is considered credit given to third parties.

Securitization

In the specific instance of the securitization funds to which the Group’s entities transfer their loan portfolios, the following indications of the existence of control are considered for the purpose of analyzing the possibility of consolidation:

•	The securitization funds’ activities are undertaken in the name of the entity in accordance with its specific business requirements with a view to generating benefits or gains from the securitization funds’ operations.

•	The entity retains decision-making power with a view to securing most of the gains derived from the securitization funds’ activities or has delegated this power in some kind of “auto-pilot” mechanism (the securitization funds are structured so that all the decisions and activities to be performed are pre-defined at the time of their creation).

•	The entity is entitled to receive the bulk of the profits from the securitization funds and is accordingly exposed to the risks inherent in their business activities. The entity retains the bulk of the securitization funds’ residual profit.

•	The entity retains the bulk of the securitization funds’ asset risks.

If there is control based on the preceding guidelines, the securitization funds are integrated into the consolidated Group.

The consolidated Group is deemed to transfer substantially all risks and rewards if its exposure to the potential variation in the future net cash flows of the securitized assets following the transfer is not significant. In this instance, the consolidated Group may derecognize the securitized assets.

The BBVA Group has applied the most stringent prevailing criteria in determining whether or not it retains the risks and rewards on such assets for all securitizations performed since 1 January 2004. As a result of this analysis, the Group has concluded that none of the securitizations undertaken since that date meet the prerequisites for derecognizing the underlying assets from the accompanying consolidated balance sheets (see Note 13.3 and Appendix VII) as it retains substantially all the risks embodied by expected loan losses or associated with the possible variation in net cash flows, as it retains the subordinated loans and credit lines extended by the BBVA Group to these securitization funds.

2.2.3.	FINANCIAL GUARANTEES

Financial guarantees are considered those contracts that oblige their issuer to make specific payments to reimburse the lender for a loss incurred when a specific borrower breaches its payment obligations on the terms — whether original or subsequently modified — of a debt instrument, irrespective of the legal form it may take. These guarantees may take the form of a deposit, financial guarantee, insurance contract or credit derivative, among others.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required for them. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost (see Note 2.2.1).

The provisions made for financial guarantees classified as substandard are recognized under the heading “Provisions — Provisions for contingent exposures and commitments” in the liability side in the accompanying consolidated balance sheets (see Note 25). These provisions are recognized and reversed with a charge or credit, respectively, to heading “Provisions (net)” in the accompanying consolidated income statements (see Note 48).

Income from guarantee instruments is recorded under the heading “Fee and commission income” in the accompanying consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 42).

2.2.4.	NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE

The heading “Non-current assets held for sale” in the accompanying consolidated balance sheets recognized the carrying amount of financial or non-financial assets that are not part of operating activities of the Group. The recovery of this carrying amount is expected to take place through the price obtained on its disposal (see Note 16). The assets included under this heading are assets where an active sale plan has been initiated and approved at the appropriate level of management and it is highly probable they will be sold in their current condition within one year from the date on which they are classified as such.

This heading includes individual items and groups of items (“disposal groups”) and disposal groups that form part of a major business unit and are being held for sale as part of a disposal plan (“discontinued operations”). The individual items include the assets received by the subsidiaries from their debtors in full or partial settlement of the debtors’ payment obligations (assets foreclosed or donated in repayment of debt and recovery of lease finance transactions), unless the Group has decided to make continued use of these assets. The Group has units that specialize in real estate management and the sale of this type of asset.

Symmetrically, the heading “Liabilities associated with non-current assets held for sale” in the accompanying consolidated balance sheets reflects the balances payable arising from disposal groups and discontinued operations.

Non-current assets held for sale are generally measured at fair value less sale costs or their carrying amount upon classification within this category, whichever is the lower. Non-current assets held for sale are not depreciated while included under this heading.

The fair value of non-current assets held for sale from foreclosures or recoveries is determined taking in consideration valuations performed by companies of authorized values in each of the geographical areas in which the assets are located. The BBVA Group requires that these valuations be no more than one year old, or less if there are other signs of impairment losses.

As a general rule, gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and related impairment losses and subsequent recoveries, where pertinent, are recognized in “Gains/(losses) on non-current assets held for sale not classified as discontinued operations” in the accompanying consolidated income statements (see Note 52). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.

2.2.5.	TANGIBLE ASSETS

Tangible assets — property, plants and equipment for own use

The heading “Tangible assets — Property, plants and equipment — For own use” relates to the assets under ownership or acquired under lease finance, intended for future or current use by the Group and that it expects to hold for more than one year. It also includes tangible assets received by the consolidated entities in full or partial settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use.

Tangible assets — property, plants and equipment for own use are presented in the consolidated balance sheets at acquisition cost, less any accumulated depreciation and, where appropriate, any estimated impairment losses resulting from comparing this net value of each item with its corresponding recoverable value.

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value; the land on which the buildings and other structures stand is considered to have an indefinite life and is therefore not depreciated.

The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Tangible Asset	Annual Percentage

Buildings for own use	1.33% to 4%
Furniture	8% to 10%
Fixtures	6% to 12%
Office supplies and computerization	8% to 25%

The BBVA Group’s criteria for determining the recoverable amount of these assets is based on up-to-date independent appraisals that are no more than 3-5 years old at most, unless there are other indications of impairment.

At each accounting close, the entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the entity then analyzes whether this impairment actually exists by comparing the asset’s carrying amount with its recoverable amount. When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.

Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities will estimate the recoverable amounts of the asset and recognize it in the consolidated income statement, recording the reversal of the impairment loss registered in previous years and thus adjusting future depreciation charges. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

Upkeep and maintenance expenses relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the accompanying consolidated income statements under the heading “General and administrative expenses — Property, fixtures and equipment “ (see Note 46.2).

Other assets leased out under an operating lease

The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to record the impairment losses on them, are the same as those described in relation to tangible assets for own use.

Investment properties

The heading “Tangible assets — Investment properties” in the consolidated balance sheets reflects the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation through sale and are neither expected to be sold off in the ordinary course of business nor are destined for own use (see Note 19).

The criteria used to recognize the acquisition cost of investment properties, calculate their depreciation and their respective estimated useful lives and record the impairment losses on them, are the same as those described in relation to tangible assets for continued use.

The criteria used by the BBVA Group to determine their recoverable value is based on independent appraisals no more than 1 year old, unless there are other indications of impairment.

2.2.6.	INVENTORIES

The heading “Other assets — Inventories” in the accompanying consolidated balance sheets mainly reflects the land and other properties that Group’s real estate companies hold for sale as part of their property development activities (see Note 22).

The BBVA Group recognized inventories at their cost or net realizable value, whichever is lower:

•	The cost value of inventories includes the costs incurred for their acquisition and transformation, as well as other direct and indirect costs incurred in giving them their current condition and location.

The cost value real estate assets accounted for as inventories is comprised of: the acquisition cost of the land, the cost of urban planning and construction, non-recoverable taxes and costs corresponding to construction supervision, coordination and management. The financial expenses incurred during the year increase by the cost value provided that the inventories need a period of more than a year to be in a condition to be sold.

•	The net realizable value is the estimated selling price of inventories in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

In the case of real estate assets accounted for as inventories, the BBVA Group’s criteria for obtaining their net realizable value is mainly based on independent appraisals of no more than 1 year old, or less if there are other indications of impairment.

The amount of any inventory valuation adjustment for reasons such as damage, obsolescence, reduction in sale price to its net realizable value, as well as losses for other reasons and, if appropriate, subsequent recoveries of value up to the limit of the initial cost value, are registered under the heading “Impairment losses on other assets (net) — Other assets” in the accompanying consolidated income statement (see Note 50) for the year in which they are incurred.

In the sale transactions, the carrying amount of inventories is derecognized from the balance sheet and recognized as an expense under the heading “Other operating expenses — Changes in inventories” in the year for which the income from its sale is recognized. This income is recognized under the heading “Other operating income — Financial income from non-financial services” in the accompanying consolidated income statements (see Note 45).

2.2.7.	BUSINESS COMBINATIONS

The result of a business combination is that the Group obtains control of one or more entities. It is accounted for by the purchase method.

The purchase method records business combinations from the point of view of the acquirer, who has to recognize the assets acquired and the liabilities and contingent liabilities assumed, including those that the acquired entity had not recognized. The purchase method can be summed up as a measurement of the cost of the business combination and its allocation to the assets, liabilities and contingent liabilities measured according to their fair value, at the purchase date.

The positive differences between the cost of business combinations and the amount corresponding to the acquired percentage of the net fair value of the assets (including possible intangible assets identified in the acquisition), liabilities and contingent liabilities of the acquired entity are recognized under the heading “Intangible assets — Goodwill” in the accompanying consolidated balance sheets. The negative differences are credited to “Negative goodwill” in the accompanying consolidated income statements.

The purchase of minority interests subsequent to the takeover of the entity are recognized as capital transactions. In other words, the difference between the price paid and the carrying amount of the percentage of minority interests acquired is charged directly to equity.

2.2.8.	INTANGIBLE ASSETS

Goodwill

Goodwill represents payment in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. It is only recognized as goodwill when the business combinations are acquired at a price. Goodwill is never amortized. It is subject periodically to an impairment analysis, and impaired goodwill is written off if appropriate.

For the purposes of the impairment analysis, goodwill is allocated to one or more cash-generating units expected to benefit from the synergies arising from business combinations. The cash-generating units represent the Group’s smallest identifiable asset groups that generate cash flows for the entity and that are largely independent of the flows generated from other assets or groups of assets. Each unit or units to which goodwill is allocated:

•	Is the lowest level at which the entity manages goodwill internally.

•	Is not larger than an operating segment.

The cash-generating units to which goodwill has been allocated are tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and always if there is any indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the minority interests, is compared with its recoverable amount.

The recoverable amount of a cash-generating unit is equivalent to its value in use. Value in use is calculated as the discounted value of the cash flow projections that the division estimates and is based on the latest budgets approved for the next three years. The principal hypotheses are a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows is equal to the cost of the capital assigned to each cash-generating unit, which is made up of the risk-free rate plus a risk premium.

If the carrying amount of the cash-generating unit exceeds the related recoverable amount the entity recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that unit and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. No impairment of goodwill attributable to the minority interests may be recognized. In any case, impairment losses on goodwill can never be reversed.

Impairment losses on goodwill are recognized under the heading “Impairment losses on other assets (net) — Goodwill and other intangible assets” in the accompanying consolidated income statements (see Note 50).

Other intangible assets

These assets may have an indefinite useful life if, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the year over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life.

The Group has not recognized any intangible assets with an indefinite useful life.

Intangible assets with a finite useful life are amortized according to this useful life, using methods similar to those used to depreciate tangible assets. The depreciation charge of these assets is recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47).

The consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment losses on other assets (net) — Goodwill and other intangible assets” in the accompanying consolidated income statements (see Note 50). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years are similar to those used for tangible assets.

2.2.9.	INSURANCE AND REINSURANCE CONTRACTS

In accordance with standard accounting practice in the insurance industry, consolidated insurance entities credit the amounts of the premiums written to the income statement and charge the cost of the claims incurred on final settlement thereof to income. Insurance entities are therefore required to accrue the unearned loss and profit credited to their income statements and the accrued costs not charged to income at the year-end.

The most significant accruals that consolidated entities recognized in relation to direct insurance contracts that they arranged relate to the following (see Note 24):

•	Life insurance provisions: Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:

-	Provision for unearned premiums intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued in the year that has to be allocated to the year from the reporting date to the end of the policy year.

-	Mathematical reserves: Represents the value of the life insurance obligations of the insurance companies at the year-end, net of the policyholder’s obligations.

•	Non-life insurance provisions:

-	Provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued in the year that has to be allocated to the year from the reporting date to the end of the policy year.

-	Provisions for unexpired risks: the provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at the year-end.

•	Provision for claims: This reflects the total amount of the outstanding obligations arising from claims incurred prior to the year-end. Insurance companies calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

•	Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behavior of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

•	Technical provisions for reinsurance ceded: calculated by applying the criteria indicated above for direct insurance, taking account of the assignment conditions established in the reinsurance contracts in force.

•	Other technical provisions: insurance companies have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the valuation of the technical provisions.

The Group controls and monitors the exposure of insurance companies to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.

Reinsurance assets and liabilities under insurance contracts

The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance entities (see Note 18).

The heading “Liabilities under insurance contracts” in the accompanying consolidated balance sheets includes the technical provisions for direct insurance and inward reinsurance recognized by the consolidated entities to cover claims arising from insurance contracts in force at period-end (see Note 24).

The income or expense reported by the Group’s insurance companies on their insurance activities is recognized, attending to it nature in the corresponding items of the accompanying consolidated income statements.

2.2.10.	TAX ASSETS AND LIABILITIES

Corporation tax expense in Spain and the expense for similar taxes applicable to the consolidated entities abroad are recognized in the consolidated income statement, except when they result from transactions on which the profits or losses are recognized directly in equity, in which case the related tax effect is also recognized in equity.

The current income tax expense is calculated by aggregating the current tax arising from the application of the related tax rate to the taxable profit (or tax loss) for the year (after deducting the tax credits allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the income statement.

Deferred tax assets and liabilities include temporary differences, measured at the amount expected to be payable or recoverable on future fiscal years for the differences between the carrying amount of assets and liabilities and their tax bases, and tax loss and tax credit carry forwards. These amounts are measured applying to each temporary difference the tax rates that are expected to apply in the year when the asset is realized or the liability settled (Note 21).

Deferred tax assets are recognized to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilized.

The deferred tax assets and liabilities recognized are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they are still current, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

The income and expenses directly recognized in equity that do not increase or decrease taxable income are accounted as temporary differences.

Deferred tax liabilities in relation to taxable temporary differences associated with investments in subsidiaries, associates or jointly controlled entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is unlikely that it will reverse in the foreseeable future.

2.2.11.	PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The heading “Provisions” in the accompanying consolidated balance sheets includes amounts recognized to cover the Group’s current obligations arising as a result of past events. These are certain in terms of nature but uncertain in terms of amount and/or cancellation date. The settlement of these obligations is deemed likely to entail an outflow of resources embodying economic benefits (see Note 25). The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group companies relative to third parties in relation to the assumption of certain responsibilities or through virtually certain developments of particular aspects of applicable regulation, specifically draft legislation to which the Group will certainly be subject.

Provisions are recognized in the balance sheet when each and every one of the following requirements is met:  The Group has an existing obligation resulting from a past event and, at the consolidated balance sheet date, it is more likely than not that the obligation will have to be settled; it is probable that to settle the obligation the entity will have to give up resources embodying economic benefits; and a reliable estimate can be made of the amount of the obligation. This heading includes provisions for tax and legal litigation.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by the occurrence or non-occurrence of, events beyond the control of the Group. Contingent assets are not recognized in the balance sheet or in the income statement; however, they are disclosed in the notes to financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits (see Note 36).

Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the entity. They also include the existing obligations of the entity when it is not probable that an outflow of resources embodying economic benefits will be required to settle them or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.

2.2.12.	POST-EMPLOYMENT BENEFITS AND OTHER LONG-TERM COMMITMENTS TO EMPLOYEES

Below is a description of the most significant accounting criteria relating to the commitments to employees, related to post-employment benefits and other long term commitments, of certain Group companies in Spain and abroad (see Note 26).

Commitments valuation: assumptions and gains/losses recognition

The present values of the commitments are quantified on a case-by-case basis. The valuation method used for current employees is the projected unit credit method, which views each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

In adopting the actuarial assumptions, the following are taken into account:

•	They are unbiased, in that they are neither imprudent nor excessively conservative.

•	They are mutually compatible, reflecting the economic relationships between factors such as inflation, rates of salary increase, discount rates and expected return of assets. The expected return of plan assets in the post-employment benefits is estimated taking into account the market expectations and the distribution of such assets in the different portfolios.

•	The future levels of salaries and benefits are based on market expectations at the balance sheet date for the year over which the obligations are to be settled.

•	The discount rate used is determined by reference to market yields at the balance sheet date on high quality corporate bonds or debentures.

The Group recognizes all actuarial differences under the heading “Provisions (net)” (see Note 48) in the accompanying consolidated income statements for the year in which they arise in connection with commitments assumed by the Group for its staff’s early retirement schemes, benefits awarded for seniority and other similar concepts.

The Group recognizes the actuarial gains or losses arising on all other defined benefit post-employment commitments directly under the heading “Reserves” (see Note 29) in the accompanying consolidated balance sheets.

The Group does not apply the option of deferring actuarial gains and losses in equity to any of its employee commitments using the so-called corridor approach.

Post-employment benefits

– Pensions

Post-employment benefits include defined-contribution and defined-benefit commitments.

– Defined-contribution commitments

The amounts of these commitments are determined as a percentage of certain remuneration items and/or as a pre-established annual amount. The contributions made each year by the Group’s companies for defined-contribution retirement commitments, which are recognized with a charge to the heading “Personnel expenses- Contribution to external pension funds” in the accompanying consolidated income statements (Note 46).

– Defined-benefit commitments

Some of the Group’s companies have defined-benefit commitments for permanent disability and death of certain current employees and early retirees; and defined-benefit retirement commitments applicable only to certain groups of serving employees, or early retired employees and retired employees. Defined benefit commitments are funded by insurance contracts and internal provisions.

The amounts recognized in the heading “Provisions — Provisions for pensions and similar obligations” (see Note 25) are the differences between the present values of the vested obligations for defined obligation retirement commitments at balance sheet date, adjusted by the prior service cost and the fair value of plan assets, if applicable, which are to be used directly to settle employee benefit obligations.

These retirement commitments are charged to the heading “Provisions (net) — Provisions to pension commitments and similar obligations” in the accompanying consolidated income statements (see Note 48).

The current contributions made by the Group’s companies for defined-benefit retirement commitments covering current employees are charged to the heading “Administration cost — Personnel expenses” in the accompanying consolidated income statements (see Note 46).

– Early retirements

In 2009, as in previous years, the Group offered some employees in Spain the possibility of taking early retirement before the age stipulated in the collective labor agreement then in force. The corresponding provisions by the Group were recognized with a charge to the heading “Provisions (net) — Provisions to pension commitments and similar obligations” in the accompanying consolidated income statements (see Note 48). The present values for early retirement are quantified on a case-by-case basis and they are recognized in the heading “Provisions — Provision for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 25).

The commitments to early retirees include the compensation and indemnities and contributions to external pension funds payable during the year of early retirement. The commitments relating to this group of employees after they have reached normal retirement age are included in the previous section “Pensions”.

– Other post-employment welfare benefits

Some of the Group’s companies have welfare benefit commitments whose effects extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.

The present values of the vested obligations for post-employment welfare benefits are quantified on a case-by-case basis. They are recognized in the heading “Provisions — Provision for pensions and similar obligations” in the accompanying consolidated balance sheets (Note 25) and they are charged to the heading “Personnel expenses — Other personnel expenses” in the accompanying consolidated income statements (see Note 46).

Other long-term commitments to employees

Some of the Group’s companies are obliged to deliver goods and services. The most significant, in terms of the type of compensation and the event giving rise to the commitments are as follows: loans to employees, life insurance, study assistance and long-service bonuses.

Some of these commitments are measured according to actuarial studies, so that the present values of the vested obligations for commitments with personnel are quantified on a case-by-case basis. They are recognized in the heading “Provisions — Other provisions” in the accompanying consolidated balance sheets (see Note 25).

The welfare benefits delivered by the Spanish companies to active employees are recognized in the heading “Personnel expenses — Other personnel expenses” in the accompanying income statements (see Note 46).

Other commitments for current employees accrue and are settled on a yearly basis, so it is not necessary to record a provision in this connection.

2.2.13.	EQUITY-SETTLED SHARE-BASED PAYMENT TRANSACTIONS

Equity-settled share-based payment transactions, when the instruments granted do not vest until the counterparty completes a specified period of service, shall be accounted for those services as they are rendered by the counterparty during the vesting period, with a corresponding increase in equity. The entity measures the goods or services received and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity measures their value and the corresponding increase in equity indirectly, by reference to the fair value of the equity instruments granted, at grant date.

When the initial compensation agreement includes what may be considered market conditions among its terms, any changes in these conditions will not be reflected on the profit and loss account, as these have already been accounted for in calculating their initial fair value. Non-market vesting conditions are not taken into account when estimating the initial fair value of instruments, but they are taken into account when determining the number of instruments to be granted. This will be recognized on the income statement with the corresponding increase in equity.

2.2.14.	TERMINATION BENEFITS

Termination benefits must be recognized when the Group is committed to severing its contractual relationship with its employees and, to this end, has a formal detailed redundancy plan. There were no redundancy plans in the Group entities, so it is not necessary to recognize a provision for this item.

2.2.15.	TREASURY STOCK

The amount of the equity instruments that the Bank owns is recognized under “Stockholders’ funds — Treasury stock” in the accompanying consolidated balance sheets. The balance of this heading relates mainly to Bank shares held by some of its consolidated companies as of December 31, 2009, 2008 and 2007 (see Note 30).

These shares are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Stockholders’ funds — Reserves” in the accompanying consolidated balance sheets (see Note 29).

2.2.16.	FOREIGN CURRENCY TRANSACTIONS AND EXCHANGE DIFFERENCES

The Group’s functional currency is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”. The balances in the financial statements of consolidated entities whose functional currency is not the euro are converted to euros as follows:

•	Assets and liabilities: at the average spot exchange rates as of December 31, 2009, 2008 and 2007.

•	Income and expenses and cash flows: at the average exchange rates for the year.

•	Equity items: at the historical exchange rates.

The exchange differences arising from the conversion of foreign currency balances to the functional currency of the consolidated entities (or entities accounted for by the equity method) and their branches are generally recognized in the consolidated income statement. Exceptionally, the exchange differences arising on non-monetary items whose fair value is adjusted with a balancing item in equity are recognized under the heading “Valuation adjustments — Exchange differences” in the consolidated balance sheet.

The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities (or entities accounted for by the equity method) whose functional currency is not the euro are recognized under the heading “Valuation adjustments - Exchange differences” in the consolidated balance sheet until the item to which they relate is derecognized, at which time they are recognized in the income statement.

The breakdown of the main balances in foreign currencies of the consolidated balance sheets as of December 31, 2009, 2008 and 2007, with reference to the most significant foreign currencies, are set forth in Appendix IX.

2.2.17.	RECOGNITION OF INCOME AND EXPENSES

The most significant criteria used by the Group to recognize its income and expenses are as follows:

Interest income and expenses and similar items

As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method. Specifically, the financial fees and commissions that arise on the arrangement of loans, basically origination and analysis fees, must be deferred and recognized in the income statement over the expected life of the loan. The direct costs incurred in arranging these transactions can be deducted from the amount thus recognized. Also dividends received from other companies are recognized as income when the consolidated companies’ right to receive them arises.

However, when a debt instrument is deemed to be impaired individually or is included in the category of instruments that are impaired because of amounts more than three months past-due, the recognition of accrued interest in the consolidated income statement is interrupted. This interest is recognized for accounting purposes as income, as soon it is received, from the recovery of the impairment loss.

Commissions, fees and similar items

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant income and expense items in this connection are:

•	Those relating to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected.

•	Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

•	Those relating to a single act, which are recognized when this single act is carried out.

Non-financial income and expenses

These are recognized for accounting purposes on an accrual basis.

Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

2.2.18.	SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES

The heading “Other operating income — Financial income from non-financial services” in the accompanying consolidated income statements includes the carrying amount of the sales of assets and income from the services provided by the consolidated Group companies that are not financial institutions. In the case of the Group, these companies are mainly real estate and services companies (see Note 45).

2.2.19.	LEASES

Lease contracts are classified as finance from the start of the transaction, if they transfer substantially all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract. Leases other than finance leases are classified as operating leases.

When the consolidated entities act as the lessor of an asset in finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recognized as financing provided to third parties and, therefore, are included under the heading “Loans and receivables” in the accompanying consolidated balance sheets.

When the consolidated entities act as lessor of an asset in operating leases, the acquisition cost of the leased assets is recognized under “Tangible assets — Property, plants and equipment — Other assets leased out under an operating lease” in the accompanying consolidated balance sheets (Note 19). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the accompanying consolidated income statements on a straight line basis within “Other operating income - Rest of other operating income “ (Note 45).

If a fair value sale and leaseback results in an operating lease, the profit or loss generated is recognized at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are amortized over the lease period.

The assets leased out under operating lease contracts to other entities in the Group are treated in the consolidated annual financial statements as for own use, and thus rental expense and income is eliminated and the corresponding depreciation is registered.

2.2.20.	CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSES

The consolidated statements of recognized income and expenses reflect the income and expenses generated each year. It distinguishes between those recognized as results in the consolidated income statements from “Other recognized income (expenses)” recognized directly in the total equity.

“Other recognized income (expenses)” include the changes that have taken place in the year in the “Valuation adjustments” broken down by item.

The sum of the changes to the heading “Valuation adjustments” of the total equity and the income of the year forms the “Total recognized income/expenses of the year”.

2.2.21.	CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

The consolidated statements of changes in equity reflect all the movements generated in each year in each of the headings of the consolidated equity, including those from transactions undertaken with shareholders when they act as such, and those due to changes in accounting criteria or corrections of errors, if any.

The applicable regulations establish that certain categories of assets and liabilities are recognized at their fair value with a charge to equity. These charges, known as “Valuation adjustments” (see Note 31), are included in the Group’s total consolidated equity net of tax effect, which has been recognized as deferred tax assets or liabilities, as appropriate.

2.2.22.	CONSOLIDATED STATEMENTS OF CASH FLOWS

The indirect method has been used for the preparation of the consolidated statement of cash flows. This method starts from the entity’s consolidated net income and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated cash flows classified as investment or finance.

For these purposes, in addition to cash on hand, cash equivalents include very short term, highly liquid investments subject to very low risk of impairment.

The composition of component of cash and equivalents with respect to the headings of the consolidated balance sheets is shown in the accompanying consolidated cash flow statements.

To prepare the consolidated cash flow statements, the following items are taken into consideration:

a) Cash flows:  Inflows and outflows of cash and cash equivalents, the latter being short-term, highly liquid investments subject to a low risk of changes in value, such as balances with central banks, short-term Treasury bills and notes, and demand deposits with other credit institutions.

b) Operating activities:  The typical activities of credit institutions and other activities that cannot be classified as investing or financing activities.

c) Investing activities:  The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents.

d) Financing activities:  Activities that result in changes in the size and composition of equity and of liabilities that do not form part of operating activities.

2.2.23.	ENTITIES AND BRANCHES LOCATED IN COUNTRIES WITH HYPERINFLATIONARY ECONOMIES

In accordance with the IFRS-EU required to be applied under the Bank of Spain’s Circular 4/2004 criteria, to determine whether an economy has a high inflation rate the country’s economic situation is examined, analyzing whether certain circumstances are fulfilled, such as whether the population prefers to keep its wealth or save in non-monetary assets or in a relatively stable foreign currency, whether prices can be set in that currency, whether interest rates, wages and prices are pegged to a price index or whether the accumulated inflation rate over three years reaches or exceeds 100%. The fact that any of these circumstances is fulfilled will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.

At the end of 2009, the Venezuelan economy was considered to be hyperinflationary as defined by the aforementioned criteria. Accordingly, as of December 31, 2009, it was necessary to adjust the financial statements of the Group’s subsidiaries based in Venezuela to correct for the effect of inflation.

Pursuant to the requirements of IAS 29, the monetary headings (mainly loans and credits) have not been re-expressed, while the non-monetary headings (mainly tangible fixed assets) have been re-expressed in accordance with the change in the country’s Consumer Price Index.

The historical differences as of January 1, 2009 between the re-expressed costs and the previous costs in the non-monetary headings were credited to “Reserves” in the accompanying consolidated balance sheet as of December 31, 2009, while the differences of the year 2009, and the re-expression of the income statement for 2009 were recognized in the accompanying consolidated income statement for 2009 in accordance with the nature of the income and expenses, the total net loss in income attributed to parent company being €90 million. The total impact of these adjustments to “Total equity” in the accompanying consolidated balance sheet as of December 31, 2009 was €110 million, (€46 million of which correspond to “Non-controlling interest”).

After December 31, 2009, the Venezuelan authorities announced the devaluation of the Venezuelan bolivar with regard to the main foreign currencies and that other measures to contain inflation will be adopted. At the date these consolidated financial statements were prepared, there was not enough information to assess the impact on the balance sheets and consolidated income statements.

As of December 31, 2008 and 2007 none of the functional currencies of the consolidated subsidiaries related to hyperinflationary economies. For this reason, it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associated entities to correct for the effect of inflation.

2.3	RECENT IFRS PRONOUNCEMENTS

a)	STANDARDS AND INTERPRETATIONS EFFECTIVE IN 2009

The following modifications to the IFRS or their interpretations (IFRIC) came into force in 2009. Their integration in the Group has not had a significant impact on these consolidated financial statements:

IFRS 2 Revised: “Share-based payment”

The published amendment to the IFRS 2 states that vesting conditions are only service and performance conditions. It also clarifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

IFRS 7 Amended. financial instruments: Disclosure — reclassification of financial assets

The amendments make changes to the classification of information with the aim of improving the disclosure on the calculation of the fair value of financial instruments and liquidity risk.

IFRS 8 “Operating segments”

This new Standard replaces IAS 14 “Segment reporting”. The main novelty is the adoption of a management approach to reporting business segments. The information reported will be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. In the information to be reported, the segments identified and the criteria used to identify the segments will match those which the organization and management uses internally, but which do not meet the IFRS criteria for consolidated financial statements.

The information on segments included in Note 6 of the accompanying consolidated financial statements complies with the requirements of IFRS 8.

IAS 1 Revised. “Presentation of financial statements”

The amendment to IAS 1 has meant changes to the terminology (including changes to the Financial Statement headings) and changes to the financial statement formats and content, which were taken into consideration when compiling the present consolidated financial statements.

IAS 23 Revised “Interest expense”

The revision of IAS 23 eliminates the option for the immediate recognition of costs attributable to the acquisition, construction or production of qualified assets (those which require a substantial period of time before being ready for use or sale). Thus an entity must recognize these financing costs as part of the cost of this asset.

IAS 32 Amended. “Financial instruments: presentation”

The amendments to IAS 32 intend to improve the accounting process for financial instruments that have similar features to ordinary shares but which at the present time are classified as financial liabilities.

These amendments allow entities to classify subordinate instruments that oblige the issuer to give the counterparty a share of the entity’s net assets in the event of dissolution as Equity, provided that a series of specific criteria are fulfilled.

Amendments to IFRIC 9 and IAS 39 — Embedded derivatives

The purpose of the amendments to both standards is to clarify the posting of embedded derivatives to avoid any possible problems in applying the latest amendments on reclassification made to IAS 39.

In particular, the amendment to IAS 39 bans the reclassification of hybrid financial instruments accounted for at fair value through income statement when such a reclassification means separating the embedded derivative from the main contract and when it is not possible to correctly calculate the fair value of the embedded derivative.

The amendment to IFRIC 9 allows the separation of the embedded derivatives of hybrid financial instruments accounted for at fair value through income statement when such instruments are reclassified into other categories.

First annual improvements project for the IFRS

This is the first annual improvements project carried out by the International Accounting Standard Board (IASB) that includes minor changes affecting the presentation, recognition or valuation of the IFRS as well as changes in terminology and editing that do not have any significant effect on the accounting process.

The most significant amendments affect the following standards:

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

IAS 27 — Consolidated and separate financial statements

IAS 28 — Investments in associates

IAS 38 — Intangible assets

IAS 39 — Financial instruments:  recognition and measurement

IAS 40 — Investment property

IFRIC 13 “Customer loyalty programs”

This IFRIC establishes the accounting procedure for the customer loyalty programs that entities use to provide customers with incentives to buy their goods or services. If a customer buys goods or services, the entity grants the customer award credits (often described as “points”). It is applicable both to entities that grant the credits directly and those which participate in a program which another entity operates.

The interpretation requires that entities allocate some of the proceeds of the initial sale to award credits, recognizing them as revenue only when they have fulfilled their obligations by providing such awards or paying third parties to do so.

IFRIC 14 — IAS 19 — The limit on a defined-benefit asset, minimum funding requirements and their interaction

IFRIC 14 provides a general guide on how to measure the limit in IAS 19 Employee Benefits on the excess amount that may be recognized as an asset and also mentions how assets or liabilities can be affected when there is a legal or contractual minimum for contributions, establishing the need to recognize an additional liability if the company is contractually bound to make additional contributions to the plan and its ability to recover them is restricted. The interpretation standardizes practice and ensures that companies recognize an asset arising from a surplus in a consistent manner.

IFRIC 15 — Agreements for the construction of real estate

This interpretation lays down how entities must determine whether an agreement for the construction of real estate should be posted according to IAS 11 “Construction agreements” or according to IAS 18 “Revenue”. These agreements will only be posted under IAS 11 “Construction agreements” when the buyer is able to specify the major structural elements of the design of the real estate before construction begins and/or specify major structural changes once construction is in progress (even when the buyer does not exercise this power). Otherwise, IAS 18 “Revenue” will apply.

IFRIC 16 — Hedging net investments in foreign operations

This interpretation addresses the following aspects of hedging net investments in foreign operations:

•	The hedged risk is the foreign currency exposure to the functional currencies of the foreign operations and the parent entity. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation, i.e. the presentation currency does not create an exposure to which an entity may apply hedge accounting.

•	The hedging instrument(s) may be held by any entity or entities within the group, irrespective of their functional currencies (except for the foreign entity whose investment is hedged), as long as IAS 39 requirements are met.

b)	STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE GROUP AS OF DECEMBER 31, 2009

New International Financial Reporting Standards together with their interpretations (IFRIC) had been published at the date of close of these consolidated financial statements. These were not obligatory as of December 31, 2009. Although in some cases the IASB permits early adoption before they enter into force, the Group has not done so as of this date.

The future impacts that the adoption of these standards are still been analyzed as of the date of these consolidated financial statements.

Second IFRS annual improvements project

The IASB has published its second annual improvements project, which includes small amendments in the IFRS. These will mostly be applicable for annual periods starting after January 1, 2010.

The amendments are focused mainly on eliminating inconsistencies between some IFRS and on clarifying terminology.

IFRS 3 Revised — Business combinations, and amendment to IAS 27 — Consolidated and separate financial statements

These standards will be effective for fiscal years starting on or after July 1, 2009. They can be adopted early for transactions in fiscal years beginning after June 30, 2007.

The amendments to IFRS 3 and IAS 27 represented some significant changes to various aspects related to accounting for business combinations. They generally place more emphasis on using the fair value. Some of the main changes are: acquisition costs will be recognized as expense instead of the current practice of considering them at the greater the cost of the business combination; acquisitions in stages, in which at the time of the takeover the acquirer will revalue its investment at fair value or there is the option of valuing the non-controlling interests in the acquired company at fair value, instead of the current practice of only valuing the proportional share of the fair value of the acquired net assets.

IAS 24 Revised — Related party disclosures

This amendment to IAS 24 refers to the disclosures of related parties in the financial statements. There are two main new features. One of them introduces a partial exemption for some disclosures when the relationship is with companies that depend on or are related to the State (or an equivalent governmental institution) and the definition of related party is revised, establishing some relations that were not previously explicit in the standard.

IAS 32 — Classification of preferred subscription rights

The amendment to IAS 32 clarifies the classification of preferred subscription rights (instruments that entitle the holder to acquire instruments from the entity at a fixed price) when they are in a currency other than the issuer’s functional currency. The proposed amendment establishes that the rights to acquire a fixed number of own equity instruments for a fixed amount will be classified as equity regardless of the currency of the exercise price and whether the entity gives the tag-along rights to all of the existing shareholders (in accordance with current standards they must be posted as liability derivatives).

This amendment will apply for years beginning after February 1, 2010. Early adoption is permitted.

IAS 39 Amended — Financial instruments: Recognition and valuation. Eligible hedged items

The amendment to IAS 39 introduces new requirements on eligible hedged items. This amendment applies for years beginning after July 1, 2009. Early adoption is permitted.

The amendment stipulates that:

•	Inflation may not be designated as a hedged item unless it is identifiable and the inflation portion is a contractually specified portion of cash flows of an inflation-linked financial instrument, and the rest of the cash flows are not affected by the inflation-linked portion.

•	When changes in cash flows or the fair value of an item are hedged above or below a specified price or other variable (a one-side risk) via a purchased option, the intrinsic value and time value components of the option must be separated and only the intrinsic value may be designated as a hedging instrument.

IFRIC 17 — Distributions of non-cash assets to owners

The new interpretation will be effective for annual periods beginning after July 1, 2009. Earlier application is permitted.

IFRIC 17 stipulates that all distributions of non-cash assets to owners must be valued at fair value, clarifying that:

•	The dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity.

•	An entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss.

IFRIC 18 — Transfer of assets from customers

This clarifies the requirements for agreements in which an entity receives an item of property, plant, and equipment from a customer which the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or both.

The basic principle of IFRIC 18 is that when the item of property, plant and equipment meets the definition of an asset from the perspective of the recipient, the recipient must recognize the asset at its fair value on the date of the transfer with a balancing entry in ordinary income in accordance with IFRIC 18.

This interpretation will apply prospectively to transfers of assets from customers after July 1, 2009.

IFRIC 19 — Settlement of financial liabilities through equity instruments

In the current market situation, some entities are renegotiating conditions regarding financial liabilities with their creditors. There are cases in which creditors agree to receive equity instruments that the debtor has issued to cancel part or all of the financial liabilities. IFRIC 19 has issued an interpretation that clarifies the posting of these transactions from the perspective of the instruments issuer, and states that these securities must be valued at fair value. If this value cannot be calculated, they will be valued at the fair value of the cancelled liability. The difference between the cancelled liability and the issued instruments will be recognized in the income statement.

This amendment will apply for years beginning after July 1, 2010. Early adoption is permitted.

IFRS 9 — Financial instruments

On November 12, 2009, the IASB published IFRS 9 — Financial instruments as the first stage of its plan to replace IAS 39 — Financial Instruments: Recognition and valuation. IFRS 9 introduces new requirements for the classification and valuation of financial assets. The IASB intends to extend IFRS 9 during 2010 to add new requirements for the classification and valuation of financial liabilities, derecognize financial instruments, impairment methodology and hedge accounting. By the end of 2010 IFRS 9 will have completely replaced IAS 39.

According to what the IASB has established, the recently-published standard on the classification and valuation of financial assets is compulsory from January 1, 2013 onwards, although voluntary adoption is permitted from December 31, 2009 onwards. The European Commission has decided not to adopt IFRS 9 for the time being. The possibility of early adoption of this first part of the standard ended December 31, 2009 for European entities.

3.	BANCO BILBAO VIZCAYA ARGENTARIA GROUP

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also engages in business activity in other sectors, such as insurance, real estate and operational leasing.

The following table sets forth information related to the Group’s total assets as of 31 December 2009 and 2008 and the Group’s income attributed to parent company for 2009 and 2008, broken down by the companies in the Group according to their activity:

			Net Income
			Attributed to
	Total Assets	% of the	Parent	% of the Net
	Contributed to	Total Asset of	Company of	Income Attributed
2009	the Group	the Group	the Period	to Parent Company
	Millions of euros

Banks	505,398	94.46%	3,435	81.58%
Financial services	7,980	1.49%	343	8.16%
Portfolio and funds managing company and dealers	3,053	0.57%	(243)	(5.77)%
Insurance and pension fund managing company	16,168	3.02%	755	17.94%
Real Estate, services and other entities	2,466	0.46%	(80)	(1.91)%

Total	535,065	100.00%	4,210	100.00%

			Net Income
			Attributed to Parent	% of the net
	Total Assets	% of the	Company of the	Income
	Contributed to	Total Asset of	Period Contributed	Attributed to
2008	the Group	the Group	to the Group	Parent Company
	Millions of euros

Banks	498,030	91.78%	3,535	70.41%
Financial services	15,608	2.88%	393	7.84%
Portfolio and funds managing company and dealers	11,423	2.10%	466	9.28%
Insurance and pension fund managing company	14,997	2.76%	646	12.86%
Real Estate, services and other entities	2,592	0.48%	(20)	(0.40)%

Total	542,650	100.00%	5,020	99.99%

The Group’s activity is mainly located in Spain, Mexico, the United States and Latin America, with an active presence in Europe and Asia (see Note 17).

As of December 31, 2009, 2008 and 2007, the total assets of the Group’s most significant subsidiaries, broken down by countries in which the Group operates, were as follows:

	2009	2008	2007
	Millions of euros

Spain	370,621	380,532	347,767
Mexico	61,655	61,023	65,556
USA	49,576	49,698	44,358
Chile	10,253	9,389	8,835
Venezuela	11,410	9,652	7,156
Colombia	6,532	6,552	5,922
Peru	7,311	7,683	5,650
Argentina	5,030	5,137	4,798
Rest	12,677	12,984	11,684

Total	535,065	542,650	501,726

For the year ended December 31, 2009, 2008 and 2007, the “Interest and similar income” of the Group’s most significant subsidiaries, broken down by countries where Group operates, were as follows:

	2009	2008	2007
	Millions of euros

Spain	12,046	16,892	15,007
Mexico	5,354	6,721	6,185
USA	1,991	2,174	1,476
Chile	522	986	793
Venezuela	1,553	1,116	772
Colombia	750	811	589
Peru	563	520	395
Argentina	549	541	466
Rest	447	643	493

Total	23,775	30,404	26,176

Appendix II shows relevant information on the Group’s subsidiaries as of December 31, 2009.

Appendix III shows relevant information on the consolidated jointly controlled entities accounted for using the proportionate consolidation method, as of December 31, 2009.

Appendix V shows the main changes in ownership interests in the year 2009.

Appendix VI shows details of the subsidiaries under the full consolidation method and which, based on the information available, were more than 10% owned by non-Group shareholders as of December 31, 2009.

– Spain

The Group’s activity in Spain is fundamentally through BBVA, which is the parent company of the BBVA Group. Appendix I shows BBVA’s individual financial statements as of December 31, 2009 and 2008.

The following table sets forth BBVA’s total assets and income before tax as a proportion of the total assets and consolidated income before tax of the Group, as of December 31, 2009, 2008 and 2007:

	2009	2008	2007

% BBVA assets over Group assets	67%	63%	62%
% BBVA income before tax over consolidated income before tax	49%	28%	46%

The Group also has other companies in Spain’s banking sector, insurance sector, real estate sector and service and operating lease companies.

– Mexico

The Group’s presence in Mexico dates back to 1995. It operates mainly through Grupo Financiero BBVA Bancomer, both in the banking sector through BBVA Bancomer, S.A. and in the insurance and pensions business through Seguros Bancomer S.A. de C.V., Pensiones Bancomer S.A. de C.V. and Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.

– United States and Puerto Rico

In recent years, the Group has expanded its presence in the United States through the acquisition of several financial groups operating in various southern states. In 2007 the Group acquired Compass Bancshares Inc. and State National Bancshares Inc., taking control of these entities and the companies in their groups. The merger between the three banks based in Texas owned by the Bank (Laredo National Bank, Inc., Texas National Bank, and State National Bank) and Compass Bank, Inc. took place in 2008.

In 2009, through its subsidiary BBVA Compass, the Group acquired some of the assets and liabilities of Guaranty Bank, Inc (“Guaranty Bank”) in Texas from the Federal Deposit Insurance Corporation (FDIC). At the date of acquisition, Guaranty Bank operated 105 branches in Texas and 59 in California.

The BBVA Group also has a significant presence in Puerto Rico through its subsidiary BBVA Puerto Rico, S.A.

– Latin America

The Group’s activity in Latin America is mainly focused on the banking, insurance and pensions sectors, in the following countries: Chile, Venezuela, Colombia, Peru, Argentina, Panama, Paraguay and Uruguay. It is also active in Bolivia and Ecuador in the pensions sector.

The Group owns more than 50% of most of the companies in these countries, with the exception of certain companies in Peru and Venezuela. Below is a list of the companies forming part of the BBVA Banco Continental (Peru) Group and BBVA Banco Provincial (Venezuela) which, although less than 50% owned by the Group, as of December 31, 2009, are fully consolidated at this date as a result of agreements between the Group and the other shareholders giving the Group effective control of these entities (see Note 2.1):

	% Controlled Voting
	Rights	% Ownership

Comercializadora Corporativa SAC	99.91	50.00
Banco Continental, S.A.	92.08	46.04
Continental Bolsa, Sociedad Agente de Bolsa, S.A.	100.00	46.04
Continental DPR Finance Company	100.00	46.04
Continental Sociedad Titulizadora, S.A.	100.00	46.04
Continental S.A. Sociedad Administradora de Fondos	100.00	46.04
Inmuebles y Repercusiones Continental, S.A.	100.00	46.04
Banco Provincial Overseas N.V.	100.00	48.01

Changes in the Group in the last three years

The most noteworthy acquisitions and sales of subsidiaries in 2009, 2008 and 2007 were as follows:

2009

• Purchase of assets and liabilities of Guaranty Bank

On August 21, 2009, through its subsidiary BBVA Compass, the Group acquired certain Guaranty Bank assets and liabilities from FDIC through a public auction for qualified investors.

BBVA Compass acquired assets, mostly loans, for approximately $11,441 million (approximately €8,016 million) and assumed liabilities, mostly customer deposits, for $12,854 million (approximately €9,006 million). These acquired assets and liabilities represented 1.5% and 1.8% of the Group’s total assets and liabilities on the acquisition date.

In addition, the purchase included a loss-sharing agreement with the U.S. supervisory body FDIC under which the latter undertook to assume 80% of the losses of the loans purchased by the BBVA Group up to the first $2,285 million, and up to 95% of the losses if they exceeded this amount. This commitment has a maximum term of 5 or 10 years, based on the portfolios.

The results and financial position that would have been obtained if this business combination had been undertaken on January 1, 2009 are considered immaterial.

• Takeovers of Banco de Crédito Local de España, S.A. and BBVA Factoring E.F.C., S.A.

The Directors of the subsidiaries Banco de Crédito Local de España, S.A. (Unipersonal), in meetings of their respective boards of directors held on January 26, 2009, and of Banco Bilbao Vizcaya Argentaria, S.A. in its board of directors meeting held on January 27, 2009, approved respective projects for the takeover of both companies by BBVA and the subsequent transfer of all their equity interest to BBVA, which acquired all the rights and obligations of the companies it had purchased through universal succession.

The merger agreement was submitted for approval at the general meetings of the shareholders and sole shareholder of the companies involved.

Both takeovers were entered into the Companies Register on June 5, 2009, and thus on this date the companies acquired were dissolved, although for accounting purposes the takeover was carried out on January 1, 2009.

2008

There were no significant changes in the Group in 2008, except the above mentioned merger of three banks in Texas (Laredo National Bank, Inc., Texas National Bank, Inc., and State National Bank, Inc.) with Compass Bank, Inc., and the increase of ownership interest in the CITIC Group (see Note 17).

2007

• Acquisition of State National Bancshares, Inc.

On January 3, 2007 the Group closed the transaction to purchase State National Bancshares Inc. with an investment of $488 million (€378 million), generating a goodwill of €270 million.

• Purchase of Compass Bancshares, Inc.

On September 7, 2007 the Group acquired 100% of the share capital of Compass Bancshares Inc., (“Compass”) a U.S. banking Group, which operates in the states of Alabama, Texas, Florida, Arizona, Colorado and New Mexico.

The consideration paid to former Compass stockholders for the acquisition was $9,115 million, (€6,672 million). The Group paid $4,612 million (€3,385 million) in cash and delivered 196 million new issued BBVA shares, which represented 5.5% of the share capital of BBVA. This capital increase took place on September 10 at €16.77 per share, the closing market price of the BBVA’s shares at September 6, in accordance with the resolutions adopted by the BBVA’s general shareholders’ meeting.

BBVA financed the cash consideration in this transaction through internal resources and funds raised through the sale of its 5.01% stake in Iberdrola, S.A. in February 2007, which represented a net capital gain of €696 million.

4.	APPLICATION OF EARNINGS

In 2009, the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. resolved to distribute the first, second and third amounts against the 2009 dividends of the income, amounting to a total of €0.27 gross per share. The aggregate amount of the interim dividends declared as of December 31, 2009, net of the amount collected and to be collected by the Group companies, was €1,000 million and was recognized under the heading “Stockholders’ funds — Dividends and remuneration” in the related consolidated balance sheet. The provisional financial statements prepared in 2009 by Banco Bilbao Vizcaya Argentaria, S.A. in accordance with legal requirements evidencing the existence of sufficient liquidity for the distribution of the amounts to the interim dividend were as follows:

	31-05-2009	31-08-2009	30-11-2009
	First	Second	Third
	Millions of euros

Provisional financial Statements
Interim dividend —
Profit at each of the dates indicated, after the provision for income tax	1,232	2,336	3,771
Less —
Estimated provision for Legal Reserve	—	—	—
Interim dividends paid	—	337	675

Maximum amount distributable	1,232	1,999	3,096

Amount of proposed interim dividend	337	338	337

The final dividend on the 2009 results that the Bank’s board of directors plans to propose to the General Meeting of Stockholders amounts to €0.15 per share. Based on the number of shares that represent the subscribed capital as of December 31, 2009 (see Note 27), the final dividend would amount to €562 million. The allocation of net income for 2009 is as follows:

Millions of
Application of Earnings	euros

Net profit for year of 2009(*)	2,981
Distribution:
Dividends	—
— Interim	1,012
— Final	562
Legal reserve	—
Voluntary reserves	1,407

(*)	Profit of BBVA, S.A. (Appendix I)

The dividends paid per share in 2009, 2008 and 2007 were as follows:

	First	Second	Third
Dividend Per Share	Interim	Interim	Interim	Final	Total

2009	0.090	0.090	0.090	0.150	0.420
2008	0.167	0.167	0.167	—	0.501
2007	0.152	0.152	0.152	0.277	0.733

	2009			2008			2007
		Euros	Amount		Euros	Amount		Euros	Amount
	% Over	per	(Millions of	% Over	per	(Millions of	% Over	per	(Millions of
Dividends Paid	Nominal	Share	Euros)	Nominal	Share	Euros)	Nominal	Share	Euros)

Ordinary shares	86%	0.42	1,574	102%	0.501	1,878	150%	0.733	2,717
Rest of shares	—	—	—	—	—	—	—	—	—
Total dividends paid	86%	0.42	1,574	102%	0.501	1,878	150%	0.733	2,717
Dividends with charge to income	86%	0.42	1,574	102%	0.501	1,878	150%	0.733	2,717
Dividends with charge to reserve or share premium	—	—	—	—	—	—	—	—	—
Dividends in kind	—	—	—	—	—	—	—	—	—

The General Meeting of Stockholders held on March 13, 2009 approved an additional shareholder remuneration to complement the 2008 cash dividend in the form of an in-kind distribution of a portion of the share premium reserve, €317 million, by giving Banco Bilbao Vizcaya Argentaria, S.A. stockholders shares in the common stock from the treasury stock (see Note 28).

5.	EARNINGS PER SHARE

The calculation of earnings per share in 2009, 2008 and 2007 were as follows:

Earnings per Share	2009	2008	2007

Numerator for basic earnings per share:
Net income attributed to parent company adjusted (millions of euros)	4,228	5,020	6,126
Numerator for diluted earnings per share:
Net income attributed to parent company adjusted (millions of euros)	4,228	5,020	6,126
Denominator for basic earnings per share (millions of shares)	3,759	3,706	3,594
Denominator for diluted earnings per share (millions of shares)	3,759	3,706	3,594
Basic earnings per share (euros)	1.12	1.35	1.70
Diluted earnings per share (euros)	1.12	1.35	1.70

In 2009, the Bank issued convertible bonds amounting to €2,000 million, which are due for conversion (see Note 23.4). In accordance with the IAS 33 criteria, to calculate the basic and diluted earnings per share, the resulting total shares after the conversion must be included in the denominator and the result must be adjusted in the numerator, increasing it by the financial costs of the issue (net income attributed to parent company). The basic and diluted earnings per share, taking the IAS 33 criteria into account and considering the principles for conversion, are €1.12 per share.

As of December 31, 2009, 2008 and 2007, there were no other financial instruments, share option commitments with employees or discontinued transactions that could potentially affect the calculation of the basic earnings per share for the years presented .

6.	BASIS AND METHODOLOGY FOR SEGMENT REPORTING

Segment reporting represents a basic tool in the oversight and management of the Group’s various businesses. The Group compiles reporting information on as disaggregated a level as possible, and all data relating to the businesses these units manage is recognized in full. These disaggregated units are then amalgamated in accordance with the organizational structure preordained by the Group into higher level units and, ultimately, the business segments themselves. Similarly, all the companies making up the Group are also assigned to the different segments according to their activity.

Once the composition of each business segment has been defined, certain management criteria are applied, noteworthy among which are the following:

•	Economic capital: Capital is allocated to each business based on capital at risk (CaR) criteria, in turn predicated on unexpected loss at a specific confidence level, determined as a function of the Group’s target capital ratio. This target level is applied at two levels: the first is adjusted core capital, which determines the allocated capital. The Bank uses this amount as a basis for calculating the return generated on the equity in each business (ROE). The second level is total capital, which determines the additional allocation in terms of subordinate debt and preferred securities. The calculation of the CaR combines credit risk market risk structural risk associated with the balance sheet equity positions operational risk and fixed asset and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel II Capital Accord, with economic criteria prevailing over regulatory ones.

Due to its sensitivity to risk, CaR is an element linked to management policies in the businesses themselves. It standardizes capital allocation between them in accordance with the risks incurred and makes it easier to compare profitability. In other words, it is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for the return by client, product, segment, unit or business area.

•	Internal transfer prices: the calculation of the net interest income of each business is performed using rates adjusted for the maturities and rate reset clauses in effect on the various assets and liabilities making up each unit’s balance sheet. The allocation of profits across business generation and distribution units (e.g., in asset management products) is performed at market prices.

•	Allocation of operating expenses: Both direct and indirect expenses are allocated to the segments, except for those items for which there is no clearly defined or close link with the businesses, as they represent corporate/institutional expenses incurred on behalf of the overall Group.

•	Cross selling: On certain occasions, consolidation adjustments are made to eliminate overlap accounted for in the results of one or more units as result of cross-selling focus.

Description of the Group’s business segments

The business areas described below are considered the Group’s business segments. The composition of the Group’s business areas as of 31 December 2009 was as follows:

•	Spain and Portugal, which includes: the Retail Banking network in Spain, including the segments of individual customers, private banking and small business and retailer banking in the domestic market; Corporate and Business Banking, which encompasses the segments of SMEs, corporations, institutions and developers in the domestic market; and all other units, among which are Consumer Finance, BBVA Seguros and BBVA Portugal.

•	Wholesale Banking & Asset Management (“WB&AM”), made up of: Corporate and Investment Banking, which includes the work of offices in Europe, Asia and New York with large corporations and companies; Global Markets, responsible for liquidity assets management and distribution services in the same markets; Asset Management, Asset Management, which includes the management of investment and pension funds in Spain; Industrial and Real Estate Management, which includes the development of long-term business projects and private equity business developed through Valanza; and Asia, with the participation in the CITIC Group. In addition, Wholesale Banking & Asset Management is present in the above businesses both in Mexico and South America, but its activity and results are included in those business areas for the purposes of these consolidated financial statements.

•	Mexico: includes the banking, pensions and insurance businesses in the country.

•	United States: includes the banking and insurance businesses in the U.S., as well as those in Puerto Rico.

•	South America: includes the banking, pensions and insurance businesses in South America.

•	Corporate Activities performs management functions for the Group as a whole, essentially management of asset and liability positions in euro-denominated interest rates and in exchange rates, as well as liquidity and capital management functions. The management of asset and liability interest-rate risks in currencies other than the euro is recognized in the corresponding business areas. It also includes the Industrial and Financial Holdings unit and the Group’s non-international real estate businesses.

In 2009, BBVA maintained the criteria applied in 2008 in terms of the composition of the different business areas, with some insignificant changes. They thus do not affect the Group’s reporting and have practically no impact on the figures of the different business areas and units. The data for 2008 and 2007 have been reworked to ensure that the different years are comparable.

The total breakdown of the Group’s assets by business areas as of December 31, 2009, 2008 and 2007 was as follows:

Total Assets	2009	2008	2007
	Millions of euros

Spain and Portugal	215,797	220,470	223,628
WB&AM	139,632	136,785	103,999
Mexico	62,857	60,704	65,678
USA	44,528	43,351	38,381
South America	44,378	41,600	34,690
Corporate Activities	27,873	39,740	35,350

Total	535,065	542,650	501,726

The detail of the consolidated net income for the years 2009, 2008 and 2007 for each business area is as follows:

Consolidated Income	2009	2008	2007
	Millions of euros

Spain and Portugal	2,373	2,625	2,381
WB&AM	1,011	754	896
Mexico	1,359	1,938	1,880
USA	(1,071)	211	203
South America	871	727	623
Corporate Activities	(333)	(1,235)	143

Subtotal	4,210	5,020	6,126

Non-assigned income	—	—	—
Elimination of interim income (between segments)	—	—	—
Other gains (losses)	385	365	289
Income tax and/or income from discontinued operations	1,141	1,541	2,079

INCOME BEFORE TAX	5,736	6,926	8,494

For the years 2009, 2008 and 2007 the detail of the ordinary income for each operating segment, which is made up of the “Interest and similar income”, “Dividend income”, “Fee and commission income”, “Net gains (losses) on financial assets and liabilities” and “Other operating income”, is as follows:

Total Ordinary Income	2009	2008	2007
	Millions of euros

Spain and Portugal	9,738	12,613	11,442
WB&AM	3,365	5,920	5,559
Mexico	7,672	9,162	8,721
USA	2,713	2,862	1,831
South America	5,480	5,834	4,643
Corporate Activities	4,847	4,886	5,064
Adjustments and eliminations of ordinary income between segments	—	—	—

TOTAL	33,815	41,277	37,260

7.	RISK EXPOSURE

Dealing in financial instruments can entail the assumption or transfer of one or more classes of risk by financial institutions. The risks related to financial instruments are:

•	Credit risk: Credit risk defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

•	Market risks: These are defined as the risks arising from the maintenance of financial instruments whose value may be affected by changes in market conditions. It includes three types of risk:

•	Foreign-exchange risk: this is the risk resulting from variations in foreign exchange rates.

•	Interest-rate risk: this arises from variations in market interest rates.

•	Price risk: This is the risk resulting from variations in market prices, either due to factors specific to the instrument itself, or alternatively to factors which affect all the instruments traded on the market.

•	Commodities risk: this is the risk resulting from changes in the price of traded commodities.

•	Liquidity risk: this is the possibility that a company cannot meet its payment commitments duly without having to resort to borrowing funds under onerous conditions, or damaging its image and reputation of the entity.

Principles and policies

The general guiding principles followed by the BBVA Group to define and monitor its risk profile are set out below:

•	The risk management function is unique, independent and global.

•	The assumed risks must be compatible with the target capital adequacy and must be identified, measured and assessed. Monitoring and management procedures and sound control systems must likewise be in place.

•	All risks must be managed integrally during their life cycle, being treated differently depending on their type and with active portfolio management based on a common measurement (economic capital).

•	It is each business area’s responsibility to propose and maintain its own risk profile, within their independence in the corporate action framework (defined as the set of risk policies and procedures).

•	The risk infrastructure must be suitable in terms of people, tools, databases, information systems and procedures so that there is a clear definition of roles and responsibilities, ensuring efficient assignment of resources among the corporate area and the risk units in business areas.

Building on these principles, the Group has developed an integrated risk management system that is structured around three main components: (i) a corporate risk governance regime, with adequate segregation of duties and responsibilities (ii) a set of tools, circuits and procedures that constitute the various different risk management regimes, and (iii) an internal risk control system.

Corporate governance system

The Group has a corporate governance system which is in keeping with international recommendations and trends, adapted to requirements set by regulators in each country and to the most advanced practices in the markets in which it pursues its business.

In the field of risk management, it is the board of directors that is responsible for approving the risk control and management policy, as well as periodically monitoring internal reporting and control systems.

To perform this function correctly the board is supported by the Executive Committee and a Risk Committee, the main mission of the latter being to assist the board in undertaking its functions associated with risk control and management.

Under Article 36 of the Board Regulations, the Risk Committee is assigned the following functions for these purposes:

•	To analyze and evaluate proposals related to the Group’s risk management and oversight policies and strategies.

•	To monitor the match between risks accepted and the profile established.

•	To assess and approve, where applicable, any risks whose size could compromise the Group’s capital adequacy or recurrent earnings, or that present significant potential operational or reputational risks.

•	To check that the Group possesses the means, systems, structures and resources in accordance with best practices to allow the implementation of its risk management strategy.

The Group’s risk management system is managed by the Corporate Risk Area, which combines the view by risk type with a global view. The Corporate Risk Management Area is made up of the Corporate Risk Management unit, which covers credit, market, structural and non-banking risks, which work alongside the transversal units: such as Structural Management & Asset Allocation, Risk Assessment Methodologies and Technology, and Validation and Control, which include internal control and operational risks.

Below this level there are risk teams with which it maintains flowing, continuous relations, and which examine the risks from each country or from specific business groups.

Using this structure, the risk management system insures the following: first, the integration, control and management of all the Group’s risks; second, the application of standardized risk principles, policies and metrics throughout the entire Group; and third, the necessary insight into each geographical region and each business.

This organizational system is supplemented by regular committees which may be exclusively from the Risk Area (the Risk Management Committee, the Markets Committee and the Technical Operations Committee) or from several areas (the New Products Committee; the Global Internal Control and Operational Risk Committee, the Assets and Liabilities Committee and the Liquidity Committee). Their duties are:

•	The mission of the Risk Management Committee is to develop and implement the Group’s risk management model in such a way as to ensure regular follow-up of each type of risk at a global level and in each of the business unit. The risk managers from the business areas and the risk managers from the Corporate Risk Area are members of this committee.

•	The Technical Operations Committee analyzes and approves, if appropriate, transactions and financial programs to the level of its competency, passing on those beyond its scope of power to the Risks Committee.

•	The Global Asset Allocation Committee assesses the Group’s global risk profile and whether its risk management policies are consistent with its target risk profile; it identifies global risk concentrations and alternatives to mitigate these; it monitors the macroeconomic and competitor environment, quantifying global sensitivities and the foreseeable impact different scenarios will have on risk exposure.

•	The task of the Global Internal Control and Operational Risk Committee is to undertake a review at the level of the Group and of each of its units, of the control environment and the running of the Internal Control and Operational Risk Models, and likewise to monitor and locate the main operational risks the Group is subject to, including those that are transversal in nature. This Committee is therefore the highest operational risk management body in the Group.

•	The functions of the New Products Committee are to assess, and if appropriate to approve, the introduction of new products before the start of activity; to undertake subsequent control and monitoring for newly authorized products; and to foster business in an orderly way to enable it to develop in a controlled environment.

•	The Assets and Liabilities Committee (“ALCO”) is responsible for actively managing structural liquidity, interest rate and foreign exchange risks, together with the Group’s capital resources base.

•	The Liquidity Committee monitors the measures adopted and verifies the disappearance of the trend signals which led to it being convened or, if it so deems necessary, it will convene the Crisis Committee.

Tools, circuits and procedures

The Group has implemented an integral risk management system designed to cater for the needs arising in relation to the various types of risk. This has prompted it to equip the management processes for each risk with measurement tools for risk acceptance, assessment and monitoring and to define the appropriate circuits and procedures, which are reflected in manuals that also include management criteria.

Specifically, the Group’s risk management main activities are as follows: calculation of the risk exposures of the various portfolios, considering any related mitigating factors (netting, collateral, etc.); calculation of the probability of default (“PD”), loss severity and expected loss of each portfolio, and assignment of the PD to the new transactions (ratings and scorings); values-at-risk measurement of the portfolios based on various scenarios using historical simulations; establishment of limits to the potential losses based on the various risks incurred; determination of the possible impacts of the structural risks on the income statement; setting of limits and alerts to safeguard the Group’s liquidity; identification and quantification of operational risks by business line to enable the mitigation of these risks through corrective measures; and definition of efficient circuits and procedures which contribute to the efficient achievement of the targets set.

Risk concentration

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

There is also an additional guideline in terms of oversight of maximum risk concentration up to and at the level of 10% of equity: stringent requirements in terms of in-depth knowledge of the counterparty, its operating markets and sectors.

For retail portfolios, potential concentrations of risk are analyzed by geographical area or by certain specific risk profiles in relation to overall risk and earnings volatility; where appropriate, the opportune measures are taken, imposing cut-offs using scoring tools, via recovery management and mitigating exposure using pricing strategy, among other approaches.

7.1	CREDIT RISK

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge a contractual obligation due to the insolvency or incapacity of the natural or legal persons involved.

Maximum exposure to credit risk

The Group’s maximum credit exposure as of December 31, 2009, 2008 and 2007 (without including valuation adjustments nor recognizing the availability of collateral or other credit enhancements to guarantee compliance) is broken down by financial instrument and counterparties in the table below:

Maximum Credit Risk Exposure	Note	2009	2008	2007
		Millions of euros

Financial assets held for trading	10	34,672	26,556	38,392
Debt securities		34,672	26,556	38,392
Government		31,290	20,778	27,960
Credit institutions		1,384	2,825	6,020
Other sectors		1,998	2,953	4,412
Other financial assets designated at fair value through profit or loss	11	639	516	421
Debt securities		639	516	421
Government		60	38	41
Credit institutions		83	24	36
Other sectors		496	454	344
Available-for-sale financial assets	12	57,067	39,961	37,252
Debt securities		57,067	39,961	37,252
Government		38,345	19,576	17,573
Credit institutions		12,646	13,377	13,419
Other sectors		6,076	7,008	6,260
Loans and receivables	13	353,741	375,387	344,124
Loans and advances to credit institutions		22,200	33,679	24,392
Loans and advances to customers		331,087	341,322	319,671
Government		26,219	22,503	21,065
Agriculture		3,924	4,109	3,737
Industry		42,799	46,576	39,922
Real estate and construction		55,766	54,522	55,156
Trade and finance		40,714	44,885	36,371
Loans to individuals		126,488	127,890	121,462
Leases		8,222	9,385	9,148
Other		26,955	31,452	32,810
Debt securities		454	386	61
Government		342	290	(1)
Credit institutions		4	4	1
Other sectors		108	92	61
Held-to-maturity investments	14	5,438	5,285	5,589
Government		4,064	3,844	4,125
Credit institutions		754	800	818
Other sectors		620	641	646
Derivatives (trading and hedging)	15	42,836	46,887	17,412

Subtotal		494,393	494,591	443,190

Valuation adjustments		436	942	655

Total balance		494,829	495,533	443,845

Financial guarantees		33,185	35,952	36,859
Drawable by third parties		84,925	92,663	101,444
Government		4,567	4,221	4,419
Credit institutions		2,257	2,021	2,619
Other sectors		78,101	86,421	94,406
Other contingent exposures		7,398	6,234	5,496

Total off-balance	34	125,508	134,849	143,799

Total maximum credit risk exposure		620,338	630,382	587,644

For financial assets recognized in the accompanying consolidated balance sheets, credit risk exposure is equal to the carrying amount, except for trading and hedging derivatives. The maximum exposure to credit risk on financial guarantees is the maximum that BBVA would be liable for if these guarantees were called in.

As of December 31, 2009, the value of the renegotiated financial assets, which could have deteriorated had it not been for the renegotiation of their terms, has not varied significantly from the previous year.

For trading and hedging derivatives, this information reflects the maximum credit exposure better than the amount shown on the balance sheet because it does not only include the market value on the date of the transactions (the carrying amount only shows this figure); it also estimates the potential risk of these transactions on their due date.

Mitigation of credit risk, collateral and other credit enhancements, including risk hedging and mitigation policies

In most cases, maximum exposure to credit risk is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure.

The Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. On this basis, the provision of guarantees is a necessary but not sufficient instrument when taking risks; therefore for the Group to assume risks, it needs to verify the payment or resource generation capacity to ensure the amortization of the risk incurred.

The above is carried out through a prudent risk management policy which consists of analyzing the financial risk in a transaction, based on the repayment or resource generation capacity of the credit recipient, the provision of guarantees in any of the generally accepted ways (cash collateral, pledged assets, personal guarantees, covenants or hedges) appropriate to the risk undertaken, and lastly on the recovery risk (the asset’s liquidity).

The procedures for the management and valuation of collaterals are set out in the internal Manual on Credit Risk Management Policies, which the Group actively uses in the arrangement of transactions and in the monitoring of both these and customers.

This Manual lays down the basic principles of credit risk management, which includes the management of the collateral assigned in transactions with customers. Accordingly, the risk management model jointly values the existence of an adequate cash flow generation by the obligor that enables him to service the debt, together with the existence of suitable and sufficient guarantees that ensure the recovery of the credit when the obligor’s circumstances render him unable to meet their obligations.

The procedures used for the valuation of the collateral are consistent with the market’s best practices, which involve the use of appraisal for real estate guarantees, market price for shares, quoted value of shares in a mutual fund, etc.

All collaterals assigned are to be properly instrumented and recognized in the corresponding register, as well as receive the approval of the Group’s Legal Units.

The following is a description of the main collateral for each financial instrument class:

•	Financial assets held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument. In trading derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

•	Other financial assets at fair value through profit or loss: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Available for sale financial assets: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Loans and receivables:

•	Loans and advances to credit institutions: These have the counterparty’s personal guarantee.

•	Total lending to customers: Most of these operations are backed by personal guarantees extended by the counterparty. The collateral received to secure loans and advances to other debtors includes mortgages, cash guarantees and other collateral such as pledged securities. Other kinds of credit enhancements may be put in place such as guarantees.

•	Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Held-to-maturity investments: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Hedging derivatives: Credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are settled at their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

•	Financial guarantees, other contingent exposures and drawable by third parties: They have the counterparty’s personal guarantee and, in some cases, the additional guarantee from another credit institution with which a credit derivative has been subscribed.

The Group’s collateralized credit risk as of December 31, 2009, 2008 and 2007, excluding balances deemed impaired, is broken down in the table below:

	2009	2008	2007
	Millions of euros

Mortgage loans	127,957	125,540	123,998
Operating assets mortgage loans	4,050	3,896	4,381
Home mortgages	99,493	96,772	79,377
Rest of mortgages	24,414	24,872	40,240
Secured loans, except mortgage	20,917	19,982	11,559
Cash guarantees	231	250	578
Pledging of securities	692	458	766
Rest of secured loans	19,994	19,274	10,215

Total	148,874	145,522	135,557

In addition, the derivatives carry contractual, legal compensation rights that have effectively reduced credit risk by €27,026 million as of December 31, 2009, by €29,377 million as of December 31, 2008 and by €9,481 million as of December 31, 2007.

As of December 31, 2009, specifically in relation to mortgages, the average amount pending loan collection represented 54% of the collateral pledged (55% as of December 31, 2008 and 2007).

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

The scoring tools vary by customer segment (companies, corporate clients, SMEs, public authorities, etc). Scoring is a decision model that contributes to both the arrangement and management of retail type loans: consumer loans, mortgages, credit cards for individuals, etc. Scoring is the tool used to decide to whom a loan should be assigned, what amount should be assigned and what strategies can help establish the price, because it is an algorithm that sorts transactions in accordance with their credit rating. Rating tools, as opposed to scoring tools, do not assess transactions but focus on customers instead: companies, corporate clients, SMEs, public authorities, etc. For wholesale portfolios where the number of defaults is very low (sovereigns, corporates, financial entities) the internal ratings models are fleshed out by benchmarking the statistics maintained by external rating agencies (Moody’s, Standard & Poor’s and Fitch). To this end, each year the Bank compares the PDs compiled by the agencies at each level of risk rating and maps the measurements compiled by the various agencies to the BBVA master rating scale.

Once the probability of default for the transactions or customers has been determined, the so-called business cycle adjustment starts. This involves generating a risk metric outside the context estimate, seeking to gather information that represents behavior for an entire economic cycle. This probability is linked to the Group’s master rating scale.

BBVA maintains a master rating scale with a view to facilitating the uniform classification of the Group’s various asset risk portfolios. The table below depicts the abridged scale which groups outstanding risk into 17 categories as of December 31, 2009:

	Probability of Default (Basic Points)
		Minimum from	Maximum Until
Rating	Average	>=	<

AAA	1	0	2
AA+	2	2	3
AA	3	3	4
AA-	4	4	5
A+	5	5	6
A	8	6	9
A-	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B-	785	581	1,061
C	2,122	1,061	4,243

The table below outlines the distribution of exposure including derivatives by internal ratings, to financial entities and public institutions (excluding sovereign risk), of the Group’s main institutions as of December 31, 2009, 2008 and 2007:

Rating	2009	2008	2007

AAA/AA+/AA/AA-	19.55%	23.78%	27.00%
A+/A/A-	28.78%	26.59%	17.00%
BBB+	8.65%	9.23%	9.00%
BBB	7.06%	5.76%	8.00%
BBB-	6.91%	9.48%	8.00%
BB+	4.46%	8.25%	14.00%
BB	6.05%	6.16%	6.00%
BB-	6.45%	5.91%	6.00%
B+	5.38%	3.08%	3.00%
B	3.34%	1.44%	2.00%
B-	0.88%	0.29%	0.00%
CCC/CC	2.49%	0.03%	0.00%

Total	100.00%	100.00%	100.00%

Policies and procedures for preventing excessive risk concentration

In order to prevent the build-up of excessive concentrations of credit risk at the individual, country and sector levels, the Group oversees updated risk concentration indices at the individual and portfolio levels tied to the various observable variables within the field of credit risk management. The limit on the Group’s exposure or share of a customer’s financial business therefore depends on the customer’s credit rating, the nature of the facility, and the Group’s presence in a given market, based on the following guidelines:

•	The need to balance the customer’s financing needs, broken down by type (commercial/financial, short/long-term, etc.), and the degree to which its business is or is not attractive to BBVA. This approach provides a better operational mix that is still compatible with the needs of the bank’s clientele.

•	Other determining factors are national legislation and the ratio between the size of customer lending and the Bank’s equity (to prevent risk from becoming overly concentrated among few customers). Additional factors taken into consideration include constraints related to market, customer, internal regulation and macroeconomic factors, etc.

•	Meanwhile, correct portfolio management leads to identification of risk concentrations and enables appropriate action to be taken.

Operations with customers or groups that entail an expected loss plus economic capital of over €18 million are approved at the highest level, i.e., by the Board Risk Committee. As a reference, this is equivalent in terms of exposure to 10% of eligible equity for AAA and to 1% for a BB rating, implying oversight of the major individual risk concentrations by the highest-level risk governance bodies as a function of credit ratings.

There is additional guideline in terms of a maximum risk concentration level of up to and including 10% of equity: up to this level there are stringent requirements in terms of in-depth knowledge of the client, its operating markets and sectors of operation.

Financial assets past due but not impaired

The table below provides details of financial assets past due as of December 31, 2009, but not considered to be impaired, including any amount past due on this date, listed by their first due date:

	2009	2008	2007
	Millions of euros

Less than 1 month	2,653	1,580	1,422
1 to 2 months	336	534	298
2 to 3 months	311	447	234

Total	3,300	2,561	1,954

Impaired assets and impairment losses

The table below shows the composition of the balance of impaired financial assets by heading in the balance sheet and the impaired contingent liabilities as of December 31, 2009, 2008 and 2007:

Impaired Risks	2009	2008	2007
	Millions of euros

IMPAIRED RISKS ON BALANCE
Available-for-sale financial assets	212	188	3
Debt securities	212	188	3
Loans and receivables	15,311	8,540	3,366
Loans and advances to credit institutions	100	95	8
Loans and advances to customers	15,197	8,437	3,358
Debt securities	14	8	—

Total	15,523	8,728	3,369

Government	87	102	177
Credit institutions	172	165	8
Other sectors	15,264	8,461	3,184
Mortgage	4,426	2,487	696
Rest of secured loans	1,663	941	113
Without secured loans	9,175	5,033	2,375

Total	15,523	8,728	3,369

IMPAIRED RISKS OFF BALANCE
Impaired contingent liabilities	405	131	49

TOTAL IMPAIRED RISKS	15,928	8,859	3,418

The estimated value of assets used as security for impaired assets with secured loans as of December 31, 2009 was higher than the outstanding amount of those assets.

The changes in 2009, 2008 and 2007 in the impaired financial assets and contingent liabilities were as follows:

	2009	2008	2007
	Millions of euros

Balance at the beginning of year	8,859	3,418	2,543
Additions	17,298	11,488	4,606
Recoveries	(6,524)	(3,668)	(2,418)
Transfers to write-off	(3,737)	(2,198)	(1,497)
Exchange differences and others	32	(181)	184

Balance at the end of year	15,928	8,859	3,418

Below are details of the impaired financial assets as of December 31, 2009, 2008 and 2007, without considering impaired contingent liabilities or valuation adjustments, classified by geographical location of risk and by the time since their oldest past-due amount or the period since they were deemed impaired:

	2009
	Amounts
	Less than
	Six
	Months	6 to 12	12 to 18	18 to 24	More than
Impaired Assets	Past-Due	Months	Months	Months	24 Months	Total
	Millions of euros

Spain	4,644	1,827	2,177	948	1,879	11,475
Rest of Europe	88	16	8	7	29	148
Latin America	1,308	134	80	15	490	2,027
United States	1,671	—	—	—	187	1,858
Rest	14	—	—	—	1	15

Total	7,727	1,977	2,265	970	2,586	15,523

	2008
	Amounts
	Less than
	Six
	Months	6 to 12	12 to 18	18 to 24	More than
Impaired Assets	Past-Due	Months	Months	Months	24 Months	Total
	Millions of euros

Spain	2,405	1,904	595	87	975	5,966
Rest of Europe	55	10	6	5	16	92
Latin America	1,112	88	22	7	320	1,549
United States	221	869	—	—	30	1,120
Rest	—	—	—	—	1	1

Total	3,793	2,871	623	99	1,342	8,728

	2007
	Amounts
	Less than
	Six
	Months	6 to 12	12 to 18	18 to 24	More than
Impaired Assets	Past-Due	Months	Months	Months	24 Months	Total
	Millions of euros

Spain	605	409	212	110	295	1,631
Rest of Europe	37	7	3	2	14	63
Latin America	808	104	12	8	312	1,244
United States	189	230	—	—	12	431
Rest	—	—	—	—	—	—

Total	1,639	750	227	120	633	3,369

The table below depicts the finance income accrued on impaired financial assets as of December 31, 2009, 2008 and 2007:

	2009	2008	2007
	Millions of euros

Financial income from impaired assets	1,485	1,042	880

This income is not recognized in the accompanying consolidated income statements due to the existence of doubts as to the collection of these assets.

Note 2.2.1.b gives a description of the individual analysis of impaired financial assets, including the factors the entity takes into account in determining that they are impaired and the extension of guarantees and other credit enhancements.

The following shows the changes in impaired financial assets written off from the balance sheet for the years ended December 31, 2009, 2008 and 2007 because the possibility of their recovery was deemed remote:

	2009	2008	2007
	Millions of euros

Balance at beginning of year	6,872	5,622	6,120
Increase:	3,880	1,976	2,112
Decrease:
Cash recovery	(188)	(199)	(237)
Foreclosed assets	(48)	(13)	(5)
Sales of written-off	(590)	(261)	(2,306)
Other causes	(346)	(94)	(149)
Net exchange differences	253	(159)	87

Balance at the end of year	9,833	6,872	5,622

The Group’s Non-Performing Assets (“NPA”) ratios for the headings “Loans and advances to customers” and “Contingent liabilities” as of December 31, 2009, 2008 and 2007 were:

	2009	2008	2007

NPA ratio (%)	4.3	2.3	0.9

A breakdown of impairment losses by type of financial instrument registered in income statement and the recoveries of impaired financial assets in 2009, 2008 and 2007 is provided Note 49.

The accumulated balance of impairment losses broken down by portfolio as of December 31, 2009, 2008 and 2007 is as follows:

	Notes	2009	2008	2007
		Millions of euros

Available-for-sale financial assets	12	449	202	53
Loans and receivables — Loans and advances to customers	13.3	8,720	7,412	7,117
Loans and receivables — Loans and advances to credit institutions	13.2	68	74	10
Loans and receivables — Debt securities		17	19	9
Held to maturity investments	14	1	4	5

Total		9,255	7,711	7,194
Of which:
For impaired portfolio		6,380	3,480	1,999
For current portfolio non impaired		2,875	4,231	5,195

The changes in the accumulated impairment losses for the years 2009, 2008 and 2007 were as follows:

	2009	2008	2007
	Millions of euros

Balance at beginning of year	7,711	7,194	6,504
Increase in impairment losses charged to income	8,282	4,590	2,462
Decrease in impairment losses credited to income	(2,622)	(1,457)	(333)
Acquisition of subsidiaries in the year	—	1	276
Disposal of subsidiaries in the year	—	(4)	(26)
Transfers to written-off loans	(3,878)	(1,951)	(1,297)
Exchange differences and other	(238)	(662)	(392)

Balance at the end of year	9,255	7,711	7,194

Most of the impairment on financial assets are included under the heading “Loans and receivables — Loans and advances to customers” whose changes for the years ended 2009, 2008 and 2007 were as follows:

	2009	2008	2007
	Millions of euros

Balance at beginning of year	7,412	7,117	6,404
Increase in impairment losses charged to income	7,983	4,434	2,455
Decrease in impairment losses credited to income	(2,603)	(1,636)	(553)
Acquisition of subsidiaries in the year	—	—	276
Disposal of subsidiaries in the year	—	—	(26)
Transfers to written-off loans	(3,828)	(1,950)	(1,296)
Exchange differences and other	(244)	(553)	(143)

Balance at the end of year	8,720	7,412	7,117

7.2	MARKET RISK

a)	Market Risk

Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, resulting in changes in the different assets and financial risk factors. The risk can be mitigated or even eliminated through hedges using other products (assets/liabilities or derivatives), or by undoing the transaction/open position.

There are four main risk factories that affect market prices: interest rates, foreign exchange rates, equity and commodities.

•	Interest rate risk: defined as changes in the term structure of market interest rates for different currencies.

•	Foreign-exchange risk: this is the risk resulting from changes in the foreign exchange rate for different currencies.

•	Price risk: This is the risk resulting from variations in market prices, either due to factors specific to the instrument itself, or alternatively to factors which affect all the instruments traded on the market.

•	Commodities risk: this is the risk resulting from changes in the price of traded commodities.

In addition, for certain positions, other risks also need to be considered: credit spread risk, basis risk, volatility or correlation risk.

Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level. VaR is calculated in the Group at a 99% confidence level and a 1-day time horizon.

The BBVA and BBVA Bancomer have received approval from the Bank of Spain to use the internal model to calculate bank capital for market risk. This authorization was made effective from December 31, 2004 in the case of BBVA, and from December 31, 2007 for BBVA Bancomer.

In BBVA and BBVA Bancomer VaR is estimated using Historic Simulation methodology. This methodology consists of observing how the profits and losses of the current portfolio would perform if the market conditions from a particular historic period were in force, and from that information to infer the maximum loss at a certain confidence level. It offers the advantage of accurately reflecting the historical distribution of the market variables and of not requiring any specific distribution assumption. The historic period used is one of two years.

With regard to market risk, limit structure determines a system of VaR and economic capital at risk limits for each business unit, with specific sub-limits by type of risk, activity and desk.

Validity tests are performed on the risk measurement models used to estimate the maximum loss that could be incurred in the positions assessed with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing).

The Group is currently performing stress testing on historical and economic crisis scenarios drawn up by its Economic Research Department.

Changes in market risk in 2009

The BBVA Group’s market risk increased slightly in 2009 compared to previous years. The average risk for 2009 stood at €26.2 million (VaR calculation without smoothing). During 1H09, some subsidiaries of the Group in South America and Bancomer were more exposed to interest rates in light of the expectations of falling rates, which were evident through considerable cuts in the short end of the yield curves, which had a positive impact on activity results. This greater exposure was gradually reduced once the central banks stopped cutting interest rates, contributing toward a reduction of market risks in the region, which was helped by lower market volatility. During 2H09, the Group’s market risk trend was explained by some increases in Mercados Globales Europa’s exposure, especially, in long-term interest rates and in the volatility of stock markets.

In 2009, the changes in market risk (VaR calculations without smoothing with a 99% confidence level and a 1-day horizon) were as follows:

The breakdown of VaR by risk factor as of December 31, 2009, 2008 and 2007 was as follows:

VaR by Risk Factors	2009	2008	2007

Interest/Spread risk	37.6	24.2	12.2
Currency risk	2.3	7.4	2.4
Stock-market risk	8.9	1.1	6.3
Vega/Correlation risk	15.4	14.8	8.8
Diversification effect	(33.2)	(24.3)	(5.7)

TOTAL	31.0	23.2	24.0

VaR medium in the year	26.2	20.2	21.5
VaR max in the year	33.1	35.3	26.4
VaR min in the year	18.2	12.8	16.7

b)	Structural interest rate risk

The aim of on-balance-sheet interest rate risk management is to maintain the BBVA Group’s exposure to market interest rate fluctuations at levels in keeping with its risk strategy and profile. In pursuance of this, the Asset-Liability Committee (ALCO) undertakes active balance sheet management through operations intended to optimize the levels of risk borne according to the expected earnings and enable the maximum levels of accepted risk with which to be complied.

ALCO uses the interest rate risk measurements performed by the Risk Area. Acting as an independent unit, the Risk Area periodically quantifies the impact of interest rate fluctuations on the BBVA Group’s net interest income and economic value.

In addition to measuring the sensitivity to 100-basis-point changes in market interest rates, the Group performs probability calculations that determine the economic capital and risk margin for structural interest rate risk in the BBVA’s Group banking activity (excluding the Treasury area), based on interest rate curve simulation models. The Group regularly performs stress tests and sensitivity analysis to complement its assessment of its interest rate risk profile.

All these risk measurements are subsequently analyzed and monitored, and levels of risk assumed and the degree of compliance with the limits authorized by the Executive Committee are reported to the various managing bodies of the BBVA Group.

Below are the average interest rate risk exposure levels in terms of sensitivity of the main financial institutions of the BBVA Group in 2009, in millions of euros:

Average Impact on Net Interest	Average Impact on Economic
Income(*)	Value(*)
100 Basis-	100 Basis-	100 Basis-
Point	Point	100 Basis-	Point
Increase	Decrease	Point Increase	Decrease

Europe	−3,63%	+3,96%	+0,45%	−0,72%
BBVA Bancomer	+1,28%	−1,27%	−2,89%	+2,59%
BBVA Compass	+0,83%	−0,23%	+1,26%	−4,19%
BBVA Puerto Rico	+3,57%	−3,20%	−1,68%	+1,01%
BBVA Chile	−0,64%	+0,52%	−6,15%	+4,87%
BBVA Colombia	+1,83%	−1,85%	−1,85%	+1,93%
BBVA Banco Continental	+1,78%	−1,79%	−5,38%	+5,94%
BBVA Banco Provincial	+0,71%	−0,71%	−1,58%	+1,68	%-
BBVA Banco Francés	+0,86%	−0,87%	+0,13%	−0,17%

(*)	Percentage relating to “1 year” net Interest margin forecast in each entity.

(**)	Percentage relating to each entity’s Capital Base.

As part of the measurement process, the Group established the assumptions regarding the movement and behavior of certain items, such as those relating to products with no explicit or contractual maturity. These assumptions are based on studies that estimate the relationship between the interest rates on these products and market rates and enable specific balances to be classified into trend-based balances maturing at long term and seasonal or volatile balances with short-term residual maturity.

c)	Structural currency risk

Structural foreign exchange risk is basically caused by exposure to variations in foreign exchange rates that arise in the Group’s foreign subsidiaries and the provision of funds to foreign branches financed in a different currency to that of the investment.

The ALCO is responsible for arranging hedging transactions to limit the capital impact of fluctuations in exchange rates, based on their projected trend, and to guarantee the equivalent euro value of the foreign currency earnings expected to be obtained from these investments.

Structural currency risk management is based on the measurements performed by the Risk Area. These measurements use a foreign exchange rate scenario simulation model which quantifies possible changes in value for a given confidence interval and a pre-established time horizon. The Executive Committee authorizes the system of limits and alerts for these risk measurements, which include a limit on the economic capital or unexpected loss arising from the foreign exchange risk of the foreign-currency investments.

As of December 31, 2009, the aggregate figure of asset exposure sensitivity to 1% depreciation in exchange rates stood at €82 million, with the following concentration: 53% in the Mexican peso, 34% in other South American currencies and 8% in the US dollar.

d)	Structural equity risk

The Group’s exposure to structural equity risk comes largely from its holdings in industrial and financial companies with medium- to long-term investment horizons, reduced by the short net positions held in derivative instruments on the same underlying assets, in order to limit portfolio sensitivity to potential price cuts. The aggregate sensitivity of the Group’s consolidated equity to a 1% fall in the price of shares stood, on December 31, 2009, at €47 million, while the sensitivity of the consolidated earnings to the same change in price on the same date is estimated at €4 million. The latter is positive in the case of falls in prices as these are short net positions in derivatives. This figure is determined by considering the exposure on shares measured at market price or, if not available, at fair value, including the net positions in options on the same underlyings in delta equivalent terms. Treasury Area portfolio positions are not included in the calculation.

The Risk Area measures and effectively monitors structural risk in the equity portfolio. To do so, it estimates the sensitivity figures and the capital necessary to cover possible unexpected losses due to the variations in the value of the equity portfolio at a confidence level that corresponds to the institution’s target rating, and taking account of the liquidity of the positions and the statistical performance of the assets under consideration. These figures are supplemented by periodic stress comparisons, back-testing and scenario analyses.

7.3	LIQUIDITY RISK

The aim of liquidity risk management and control is to ensure that the payment commitments can be duly met without having to resort to borrowing funds under burdensome terms, or damaging the image and reputation of the institution.

The Group’s liquidity risk monitoring is centralized in each bank and takes a dual approach: the short-term approach (90-day time horizon), which focuses basically on the management of payments and collections of Treasury and Markets, calculates the Bank’s possible liquidity requirements; and the structural, long-term approach, which focuses on the financial management of the balance sheet as a whole, with a minimum monitoring time frame of one year.

The evaluation of asset liquidity risk is based on whether or not assets are eligible for rediscounting at the corresponding central bank. For normal situations, both in the short and medium term, those assets that are on the eligible list published by the European Central Bank (“ECB”) or the corresponding monetary authority are considered to be liquid. Non-eligible assets, quoted or non-quoted, are considered to represent a second line of liquidity for the entity when analyzing crisis situations.

Liquidity management is performed entirely by the Bank’s Assets and Liabilities Committee (“ALCO”), through Financial Management. For its implementation, it uses a broad scheme of limits, sublimits and alerts, approved by the Executive Committee, based on which the Risk Area carries out its independent measurement and control work. It also provides the manager with back-up decision-making tools and metrics. Each of the local risk areas, which are independent from the local manager, complies with the corporative principles of liquidity risk control that are established by the Global Market Risk Unit (“UCRAM”) — Structural Risks for the entire Group.

For each entity, the management areas request an outline of the quantitative and qualitative limits and alerts for short-medium- and long-term liquidity risk, which is authorized by the Executive Committee. Also, the Risk Area performs periodic (daily and monthly) risk exposure measurements, develops the related valuation tools and models, conducts periodic stress tests, measures interbank counterparty concentration, prepares the policies and procedures manual, and monitors the authorized limits and alerts, which are reviewed at least once every year.

Information on liquidity risk is periodically sent to the Group’s ALCO and to the managing areas themselves. Under the Contingency Plan, the Technical Liquidity Group (TLG), in the event of an alert of a possible crisis, conducts an initial analysis of the Bank’s short- and long-term liquidity situation. The TLG is made up of specialized staff from the Short-Term Cash Desk, Financial Management and the Global Market Risk Unit (UCRAM-Structural Risk). If the alert is serious, the TLG reports the matter to the Liquidity Committee, which is composed of the managers of the related areas. The Liquidity Committee is responsible, in situations requiring urgent attention, for calling a meeting of the Crisis Committee.

Below is a breakdown by contractual maturity, of the balances of certain headings in the accompanying consolidated balance sheets as of December 31, 2009, 2008 and 2007, disregarding any valuation adjustments:

			Up to 1	1 to 3	3 to 12	1 to 5	Over 5
2009	Total	Demand	Month	Months	Months	Years	Years
	Millions of euros

ASSETS —
Cash and balances with central banks	16,331	14,650	535	248	735	163	—
Loans and advances to credit institutions	22,200	3,119	8,484	1,549	1,914	4,508	2,626
Loans and advances to customers	331,087	4,313	31,155	19,939	40,816	94,686	140,178
Debt securities	98,270	1,053	4,764	15,611	10,495	37,267	29,080
Derivatives (trading and hedging)	32,873	—	637	2,072	3,863	13,693	12,608

LIABILITIES —
Deposits from central banks	21,096	213	4,807	3,783	12,293	—	—
Deposits from credit institutions	48,945	1,836	24,249	5,119	5,145	6,143	6,453
Deposits from customers	253,383	106,942	55,482	34,329	32,012	18,325	6,293
Debt certificates (including bonds)	97,186	—	10,226	16,453	15,458	40,435	14,614
Subordinated liabilities	17,305	—	500	689	2	1,529	14,585
Other financial liabilities	5,625	3,825	822	141	337	480	20
Short positions	3,830	—	448	—	16	—	3,366
Derivatives (trading and hedging)	30,308	—	735	1,669	3,802	13,585	10,517

			Up to 1	1 to 3	3 to 12	1 to 5	Over 5
2008	Total	Demand	Month	Months	Months	Years	Years
	Millions of euros

ASSETS —
Cash and balances with central banks	14,642	13,487	476	296	181	202	—
Loans and advances to credit institutions	33,679	6,198	16,216	1,621	2,221	4,109	3,314
Loans and advances to other debtors	341,322	13,905	36,049	23,973	45,320	91,030	131,045
Debt securities	72,704	716	1,701	12,230	9,483	24,640	23,934
Derivatives (trading and hedging)	44,779	—	3,739	2,206	5,442	16,965	16,427

LIABILITIES —
Deposits from central banks	16,762	2,419	8,737	2,441	3,165	—	—
Deposits from credit institutions	49,573	4,906	22,412	4,090	5,975	6,581	5,609
Money market operations through counterparties	—	—	—	—	—	—	—
Deposits from other creditors	253,723	101,141	68,804	27,025	35,176	16,440	5,137
Debt certificates (including bonds)	101,328	—	9,788	13,516	12,072	45,469	20,483
Subordinated liabilities	16,249	69	913	1	872	3,582	10,812
Other financial liabilities	8,453	5,000	1,152	385	203	1,371	342
Short positions	2,700	—	24	—	23	—	2,653
Derivatives (trading and hedging)	41,535	—	2,693	3,108	6,310	15,538	13,886

			Up to 1	1 to 3	3 to 12	1 to 5	Over 5
2007	Total	Demand	Month	Months	Months	Years	Years
	Millions of euros

ASSETS —
Cash and balances with central banks	22,561	22,532	29	—	—	—	—
Loans and advances to credit institutions	24,392	3,764	12,246	2,519	2,301	2,703	859
Loans and advances to other debtors	319,671	7,220	30,338	23,778	46,226	87,414	124,695
Debt securities	81,715	516	1,719	24,726	8,964	20,884	24,906

LIABILITIES —
Deposits from central banks	27,256	117	25,013	1,435	691	—	—
Deposits from credit institutions	60,394	6,696	36,665	4,063	5,258	5,657	2,055
Money market operations through counterparties	—	—	—	—	—	—	—
Deposits from other creditors	218,541	74,605	51,671	15,815	36,390	34,404	5,656
Debt certificates (including bonds)	101,874	5,987	7,391	4,191	14,878	44,178	25,249
Subordinated liabilities	15,397	1,200	495	15	583	2,722	10,382
Other financial liabilities	6,239	3,810	1,372	182	450	372	53

In the wake of the exceptional circumstances unfolding in the international financial markets, notably in 2008 and 2009, the European governments made a decided effort to try to resolve the issues confronting bank funding and the ramifications of constrained funding on the real economy with a view to safeguarding the stability of the international financial system. The overriding goals underpinning these measures were to ensure sufficient liquidity to enable financial institutions to function correctly, facilitate bank funding, provide financial institutions with additional capital resources where needed so as to continue to ensure the proper financing of the economy, ensure that applicable accounting standards are sufficiently flexible to take into consideration current exceptional market circumstances and to reinforce and improve cooperation among European nations.

The following measures were passed into law in Spain in 2008 to mitigate the problem of bank funding: Royal Decree-Law 6/2008, of October 10, creating the Spanish Financial Asset Acquisition Fund, and Order EHA/3118/2008, dated October 31, implementing this Royal Decree, as well as Royal Decree-Law 7/2008, of October 13, on Emergency Economic Measures in connection with the Concerted Euro Area Action Plan, and Order EHA/3364/2008, dated November 21.

The Bank can make use of the above measures as part of its risk management policy. However, at the date of preparation of the accompanying consolidated financial statements, the Group has not had to resort to using these facilities.

On December 17, 2009, the Basel Committee on Banking Supervision submitted a series of proposals of different kinds aimed at reinforcing international financial system standards regarding Capital and liquidity. The main purpose of the recommendations is to standardize criteria, establish common standards, and to step up regulatory requirements in the financial sector. The new requirements are expected to enter into force at the end of 2012.

7.4.	RISK CONCENTRATIONS

The table below shows the Group’s financial instruments by geographical area, not taking into account valuation adjustments, as of December 31, 2009 and 2008:

2009

		Europe
		Except
Risks On-Balance	Spain	Spain	USA	Latin America	Rest	Total
	Millions of euros

Financial assets held for trading	22,893	25,583	3,076	15,941	2,240	69,733
Debt securities	14,487	7,434	652	11,803	296	34,672
Equity instruments	3,268	624	35	1,662	194	5,783
Derivatives	5,138	17,525	2,389	2,476	1,750	29,278
Other financial assets designated at fair value through profit or loss	330	73	436	1,498	—	2,337
Debt securities	157	42	435	5	—	639
Equity instruments	173	31	1	1,493	—	1,698
Available-for-sale portfolio	30,177	11,660	7,828	12,585	1,266	63,516
Debt securities	24,838	11,429	7,082	12,494	1,223	57,066
Equity instruments	5,339	231	746	91	43	6,450
Loans and receivables	206,097	34,613	40,469	66,395	6,167	353,741
Loans and advances to credit institutions	2,568	11,280	2,441	4,993	918	22,200
Loans and advances to customers	203,529	23,333	37,688	61,298	5,239	331,087
Debt securities	—	—	340	104	10	454
Held-to-maturity investments	2,625	2,812	—	—	—	5,437
Hedging derivatives	218	2,965	117	270	25	3,595

Total	262,340	77,706	51,926	96,689	9,698	498,359

		Europe
		Except
Risks Off-Balance	Spain	Spain	USA	Latin America	Rest	Total

Financial guarantees	15,739	7,826	3,330	4,601	1,689	33,185
Other contingent exposures	37,804	24,119	15,990	13,164	1,246	92,323

Total	53,543	31,945	19,320	17,765	2,935	125,508

2008

		Europe		Latin
Risks On-Balance	Spain	Except Spain	USA	America	Rest	Total
	Millions of euros

Financial assets held for trading	20,489	30,251	4,566	16,120	1,873	73,299
Debt securities	7,799	5,926	652	11,563	616	26,556
Equity instruments	2,332	1,376	80	1,071	938	5,797
Derivatives	10,358	22,949	3,834	3,486	319	40,946
Other financial assets designated at fair value through profit or loss	245	24	442	1,042	1	1,754
Debt securities	63	—	441	12	—	516
Equity instruments	182	24	1	1,030	1	1,238
Available-for-sale portfolio	15,233	10,460	9,633	8,449	2,999	46,774
Debt securities	11,811	9,970	8,889	8,368	924	39,962
Equity instruments	3,422	490	744	81	2,075	6,812
Loans and receivables	215,030	44,394	38,268	69,534	8,162	375,388
Loans and advances to credit institutions	6,556	15,848	2,479	7,466	1,330	33,679
Loans and advances to customers	208,474	28,546	35,498	61,978	6,826	341,322
Debt securities	—	—	291	90	6	387
Held-to-maturity investments	2,396	2,889	—	—	—	5,285
Hedging derivatives	439	2,789	270	309	26	3,833

Total	253,832	90,807	53,179	95,454	13,061	506,333

		Europe
		Except		Latin
Risks Off-Balance	Spain	Spain	USA	America	Rest	Total

Financial guarantees	16,843	8,969	3,456	4,721	1,963	35,952
Other contingent exposures	45,039	22,366	16,194	13,559	1,739	98,897

Total	61,882	31,335	19,650	18,280	3,702	134,849

The breakdown of the principal consolidated balance sheets in the most significant foreign currencies as of December 31, 2009, 2008 and 2007, are set forth in Appendix IX.

8.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial asset or a liability on a given date is the amount for which it could be exchanged or settled, respectively, between two knowledgeable, willing parties in an arm’s length transaction. The most objective and common reference for the fair value of a financial asset or a liability is the price that would be paid for it on an organized, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given financial asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, by using mathematical measurement models sufficiently tried and trusted by the international financial community. The estimates used in such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent in the measurement models developed and the possible inaccuracies of the assumptions required by these models may mean that the fair value of an asset or liability that is estimated does not coincide exactly with the price for which the asset or liability could be exchanged or settled on the date of its measurement.

Determining the fair value of financial instruments

Below is a comparison of the carrying amount of the Group’s financial assets and liabilities and their respective fair values as of December 31, 2009, 2008 and 2007:

		2009		2008		2007
		Book	Fair	Book	Fair	Book	Fair
	Note	Value	Value	Value	Value	Value	Value
	Millions of euros

Assets
Cash and balances with central banks	9	16,344	16,344	14,659	14,659	22,581	22,581
Financial assets held for trading	10	69,733	69,733	73,299	73,299	62,336	62,336
Other financial assets designated at fair value through profit or loss	11	2,337	2,337	1,754	1,754	1,167	1,167
Available-for-sale financial assets	12	63,521	63,521	47,780	47,780	48,432	48,432
Loans and receivables	13	346,117	354,933	369,494	381,845	337,765	345,505
Held-to-maturity investments	14	5,437	5,453	5,282	5,221	5,584	5,334
Hedging derivatives	15	3,595	3,595	3,833	3,833	1,050	1,050
Liabilities
Financial assets held for trading	10	32,830	32,830	43,009	43,009	19,273	19,273
Other financial liabilities designated at fair value through profit or loss	11	1,367	1,367	1,033	1,033	449	449
Financial liabilities at amortized cost	23	447,936	448,537	450,605	447,722	431,856	425,265
Hedging derivatives	15	1,308	1,308	1,226	1,226	1,807	1,807

For financial instruments whose carrying amount is different from its fair value, fair value was calculated in the following manner:

•	The fair value of “Cash and balances with central banks”, which are short term by their very nature, is equivalent to their carrying amount.

•	The fair value of “Held-to-maturity investments” is equivalent to their quoted price in active markets.

•	The fair values of “Loans and receivables” and “Financial liabilities at amortized cost” were estimated by discounting estimated cash flows using the market interest rates prevailing at each year-end.

For financial instruments whose carrying amount corresponds to their fair value, the measurement processes used are set forth below:

•	Level 1: Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and linked to active markets. This level includes listed debt securities, listed equity instruments, some derivatives and mutual funds.

•	Level 2: Measurement using valuation techniques the inputs for which are drawn from market observable data.

•	Level 3: Measurement using valuation techniques, where some of the inputs are not taken from market observable data. Model selection and validation is undertaken at the independent business units.

The following table depicts the main financial instruments carried at fair value as of December 31, 2009, 2008 and 2007, broken down by the valuation technique level used to determine fair value:

		2009			2008			2007
Fair Value by Levels	Note	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
		Millions of euros

ASSETS
Financial assets held for trading	10	39,608	29,236	889	29,096	43,257	946	44,880	17,246	210
Debt securities	10.2	33,043	1,157	471	22,227	4,015	314	34,265	4,031	96
Other equity instruments	10.3	5,504	94	185	5,348	89	360	9,149	30	1
Trading derivatives	10.4	1,060	27,985	233	1,521	39,153	272	1,466	13,185	113
Other financial assets designated at fair value through profit or loss	11	1,960	377	—	923	831	—	1,116	51	—
Debt securities		584	54	—	515	1	—	370	51	—
Other equity instruments		1,376	323	—	408	830	—	746	—	—
Available-for-sale financial assets	12	49,747	12,367	818	24,640	19,679	2,905	37,590	10,445	397
Debt securities		44,387	12,146	538	19,274	19,384	1,173	35,587	1,452	297
Other equity instruments		5,360	221	280	5,366	295	1,732	2,003	8,993	100
Hedging derivatives	15	302	3,293	—	444	3,386	2	389	661	—

LIABILITIES
Financial liabilities held for trading	10	4,936	27,797	96	4,517	38,408	84	1,506	17,691	76
Trading derivatives	10.4	1,107	27,797	96	1,817	38,408	84	—	17,464	76
Short positions	10.1	3,830	—	—	2,700	—	—	1,506	227	—
Other financial liabilities designated at fair value through profit or loss	11	—	1,367	—	—	1,033	—	449	—	—
Hedging derivatives	15	319	989	—	564	662	—	502	1,305	—

The following table sets forth the main valuation techniques, hypotheses and inputs used in the estimation of fair value in level 2 and 3, based on the type of financial instrument:

(1)	Credit spread: The spread between the interest rate of a risk-free asset (e.g. Treasury securities) and the interest rate of any other security that is identical in every respect except for its credit rating. Spreads are considered as Level 3 inputs when referring to illiquid issues. Based on spreads of similar entities.

(2)	Correlation decay: The constant rate of decay that allows us to calculate how the correlation evolves between the different pairs of forward rates.

(3)	Vol-of-Vol:: Volatility of implicit volatility. This is a statistical measure of the changes of the spot volatility.

(4)	Reversion Factor: The speed with which volatility reverts to its mean.

(5)	Volatility- Spot Correlation: A statistical measure of the linear relationship (correlation) between the spot price of a security and its volatility.

The changes in 2009 in the balance of Level 3 financial assets and liabilities were as follows:

	Level 3
Changes in Financial Assets in Level 3	Assets	Liabilities
	Millions of euros

Balance as of January 1	3,853	84
Valuation adjustments recognized in the income statement	(146)	6
Valuation adjustments not recognized in the income statement	33	—
Acquisitions, disposals and liquidations	(634)	(1)
Transfers to/from Level 3	(1,375)	7
Exchange differences	(24)	—

Balance at end of year	1,707	96

The change in the amount of assets classified as Level 3 in 2009 is due to the improvement in the situation of the liquidity of certain financial markets in 2007 and 2008 which became illiquid as well as to the sale of certain instruments, primarily hedge funds.

As of December 31, 2009, the potential effect on the valuation of Level 3 financial instruments of a change in the main models if other reasonable models, more or less favorable, were used, taking the highest or lowest value of the range deemed probable, would mean increasing or reducing the net gains and losses by the following amounts:

	Potential Impact on Consolidated Income Statement (Million euros)		Potential Impact on Total Equity (Million euros)
	Most Favorable	Least Favorable	Most Favorable	Least Favorable
Sensitivity Analysis for Level 3 Financial Assets	Hypotheses	Hypotheses	Hypotheses	Hypotheses
	Millions of euros

ASSETS	53	(80)	30	(35)
Financial assets held for trading	53	(80)	—	—
Available-for-sale financial assets	—	—	30	(35)
LIABILITIES	6	(6)	—	—
Financial liabilities held for trading	6	(6)	—	—

Total	59	(86)	30	(35)

Loans and financial liabilities at fair value through profit or loss

As of December 31, 2009, 2008 and 2007, there were no loans or financial liabilities at fair value other than those recognized in the headings “Other financial assets designated at fair value through profit and loss” and “Other financial liabilities designated at fair value through profit and loss” in the accompanying consolidated balance sheets.

Financial instruments at cost

The Group had equity instruments, derivatives with equity instruments as underlyings and certain discretionary profit sharing arrangements that were recognized at cost in Group’s consolidated balance sheet, as their fair value could not be reliably determined. As of December 31, 2009 and 2008, the balance of these financial instruments amounted to €589 million and €556 million, respectively. These instruments are currently in the available-for-sale portfolio.

The fair value of these instruments could not be reliably estimated because it corresponds to shares in companies not quoted on organized exchanges, and any valuation technique that could be used would contain significant unobservable inputs.

The table below outlines the financial assets and liabilities carried at cost that were sold in 2009:

		Carrying Amount
	Amount of Sale	At Sale Date	Gains (Losses)
	Millions of euros

Sales of financial instruments at cost	73	64	9

9.	CASH AND BALANCES WITH CENTRAL BANKS

The breakdown of the balance of this heading in the accompanying consolidated balance sheets as of December 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
	Millions of euros

Cash	4,218	3,915	2,938
Balances at the Bank of Spain	2,426	2,391	11,543
Balances at other central banks	9,687	8,336	8,080

Subtotal	16,331	14,642	22,561

Accrued interests	13	17	20

Total	16,344	14,659	22,581

10.	FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING

10.1.	BREAKDOWN OF THE BALANCE

The breakdown of the balances of these headings in the accompanying consolidated balance sheets as of December 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
	Millions of euros

Assets —
Debt securities	34,672	26,556	38,392
Equity instruments	5,783	5,797	9,180
Trading derivatives	29,278	40,946	14,764

Total	69,733	73,299	62,336

Liabilities —
Trading derivatives	29,000	40,309	17,540
Short positions	3,830	2,700	1,733

Total	32,830	43,009	19,273

10.2.	DEBT SECURITIES

The breakdown by type of instrument of the balance of this heading in the accompanying consolidated balance sheets as of December 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
	Millions of euros

Issued by central banks	326	378	208
Spanish government bonds	13,463	6,453	5,043
Foreign government bonds	17,500	13,947	22,709
Issued by Spanish financial institutions	431	578	1,436
Issued by foreign financial institutions	954	2,247	4,584
Other debt securities	1,998	2,953	4,412

Total	34,672	26,556	38,392

10.3.	EQUITY INSTRUMENTS

The breakdown of the balance of this heading in the accompanying consolidated balance sheets as of December 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
	Millions of euros

Shares of Spanish companies	3,268	2,332	2,996
Credit institutions	666	444	237
Other sectors	2,602	1,888	2,759
Shares of foreign companies	2,515	3,465	6,184
Credit institutions	156	205	602
Other sectors	2,359	3,260	5,582

Total	5,783	5,797	9,180

10.4.	TRADING DERIVATIVES

The trading derivatives portfolio arises from the Group’s need to manage the risks incurred by it in the course of its normal business activity, mostly for the positions held with customers. As of December 31, 2009, 2008 and 2007, trading derivatives were principally contracted in non-organized markets, with non-resident credit entities as the main counterparties, and related to foreign exchange and interest rate risk and shares.

Below is a breakdown by transaction type and market, of the fair value of outstanding financial trading derivatives recognized in the accompanying consolidated balance sheets as of December 31, 2009, 2008 and 2007 and held by the main companies in the Group, divided into organized and non-organized (Over The Counter — “OTC”) markets:

			Equity	Precious
	Currency	Interest	Price	Metals	Commodities	Credit	Other
2009	Risk	Rate Risk	Risk	Risk	Risk	Risk	Risks	Total
	Millions of euros

Organized markets	—	2	(136)	—	—	—	—	(134)
Financial futures	—	2	7	—	—	—	—	9
Options	—	—	(143)	—	—	—	—	(143)
Other products	—	—	—	—	—	—	—	—
OTC markets	110	658	(597)	2	7	228	4	412
Credit institutions	(320)	(1,772)	(662)	2	12	(66)	3	(2,803)
Forward transactions	251	—	—	—	—	—	—	251
Future rate agreements (FRAs)	—	30	—	—	—	—	—	30
Swaps	(568)	(1,559)	(126)	2	18	—	—	(2,233)
Options	(3)	(243)	(536)	—	(6)	—	3	(785)
Other products	—	—	—	—	—	(66)	—	(66)
Other financial institutions	27	875	(312)	—	1	345	—	936
Forward transactions	28	—	—	—	—	—	—	28
Future rate agreements (FRAs)	—	(2)	—	—	—	—	—	(2)
Swaps	—	932	29	—	1	—	—	962
Options	(1)	(55)	(341)	—	—	—	—	(397)
Other products	—	—	0	—	—	345	—	345
Other sectors	403	1,555	377	—	(6)	(51)	1	2,279
Forward transactions	351	—	0	—	—	—	—	351
Future rate agreements (FRAs)	—	(1)	0	—	—	—	—	(1)
Swaps	7	1,383	44	—	(9)	—	—	1,425
Options	45	155	336	—	3	—	1	540
Other products	—	18	(3)	—	—	(51)	—	(36)

Total	110	660	(733)	2	7	228	4	278

of which: asset trading derivatives	5,953	19,398	2,836	2	59	1,018	12	29,278

of which: liability trading derivatives	(5,843)	(18,738)	(3,569)	—	(52)	(790)	(8)	(29,000)

	Currency	Interest	Equity	Commodities	Credit	Other
2008	Risk	Rate Risk	Price Risk	Risk	Risk	Risks	Total
	Millions of euros

Organized markets	—	5	(228)	—	2	—	(221)
Financial futures	—	—	4	—	—	—	4
Options	—	5	(232)	—	2	—	(225)
OTC markets	(1,491)	1,288	674	93	294	—	858
Credit institutions	(1,676)	(1,652)	(165)	15	(196)	—	(3,674)
Forward transactions	(978)	—	—	—	—	—	(978)
Future rate agreements (FRAs)	—	68	—	—	—	—	68
Swaps	(672)	(1,580)	154	15	(196)	—	(2,279)
Options	(26)	(140)	(319)	0	0	—	(485)
Other financial institutions	(112)	1,335	(151)	27	580	—	1,679
Forward transactions	(110)	—	—	—	—	—	(110)
Swaps	—	1,278	24	12	580	—	1,894
Options	(2)	57	(175)	15	—	—	(105)
Other sectors	297	1,605	990	51	(90)	—	2,853
Forward transactions	378	—	—	—	—	—	378
Swaps	10	1,482	49	63	(90)	—	1,514
Options	(91)	119	962	(12)	—	—	978
Other products	—	4	(21)	—	—	—	(17)

Total	(1,491)	1,293	446	93	296	—	637

of which: asset trading derivatives	10,940	22,574	5,082	174	2,174	2	40,946

of which: liability trading derivatives	(12,431)	(21,281)	(4,636)	(81)	(1,878)	(2)	(40,309)

	Currency	Interest	Equity	Commodities	Credit	Other
2007	Risk	Rate Risk	Price Risk	Risk	Risk	Risks	Total
	Millions of euros

Organized markets	(1)	1	214	1	—	—	215
Financial futures	—	—	2	—	—	—	2
Options	(1)	—	212	1	—	—	212
Other products	—	1	—	—	—	—	1
OTC markets	(1,762)	764	(2,063)	2	50	18	(2,997)
Credit institutions	(1,672)	(417)	(1,140)	2	115	15	(3,103)
Forward transactions	(1,379)	—	—	—	—	—	(1,379)
Future rate agreements (FRAs)	—	70	—	—	—	—	70
Swaps	(343)	(328)	(287)	2	—	—	(956)
Options	50	(149)	(853)	—	—	9	(943)
Other products	—	(10)	—	—	115	—	105
Other financial institutions	(160)	1,716	(840)	—	91	—	807
Forward transactions	(161)	—	(2)	—	—	—	(163)
Future rate agreements (FRAs)	—	—	—	—	—	—	—
Swaps	—	1,695	22	—	—	—	1,717
Options	1	21	(860)	—	—	—	(838)
Other products	—	—	—	—	91	—	91
Other sectors	70	(535)	(83)	—	(156)	3	(701)
Forward transactions	27	—	(1)	—	—	—	26
Future rate agreements (FRAs)	—	—	—	—	—	—	—
Swaps	(1)	(646)	(251)	—	—	—	(898)
Options	44	111	169	—	—	3	327
Other products	—	—	—	—	(156)	—	(156)

Total	(1,763)	765	(1,849)	3	50	18	(2,782)

of which: asset trading derivatives	2,038	9,866	2,497	21	307	35	14,764

of which: liability trading derivatives	(3,800)	(9,101)	(4,345)	(18)	(258)	(23)	(17,540)

11.	OTHER FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The detail of the balances of these headings in the accompanying consolidated balance sheets as of December 31, 2009, 2008 and 2007, were as follows:

	2009	2008	2007
	Millions of euros

Assets
Debt securities	639	516	421
Unit-Linked products	95	516	421
Other securities	544	—	—
Equity instruments	1,698	1,238	746
Unit-Linked products	1,242	921	329
Other securities	456	317	417

Total	2,337	1,754	1,167

Liabilities
Other financial liabilities	1,367	1,033	449
Unit-Linked products	1,367	1,033	449

Total	1,367	1,033	449

12.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

12.1.	BREAKDOWN OF THE BALANCE

The detail of the balance of this heading in the accompanying consolidated balance sheets as of December 31, 2009, 2008 and 2007, broken down by the nature of the financial instruments, was as follows:

	2009	2008	2007
	Millions of euros

Debt securities	57,071	39,831	37,336
Other equity instruments	6,450	7,949	11,096

Total	63,521	47,780	48,432

12.2.	DEBT SECURITIES

The detail of the balance of the heading “Debt securities” as of December 31, 2009, 2008 and 2007, broken down by the nature of the financial instruments, was as follows:

2009	Unrealized Gains	Unrealized Losses	Fair Value
	Millions of euros

Domestic	487	(195)	24,869
Spanish Government and other government agency debt securities	309	(70)	18,551
Other debt securities	178	(125)	6,318
International	1,067	(733)	32,202
United States	174	(173)	6,805
Government securities	11	(2)	637
US Treasury and other US Government agencies	4	(2)	416
States and political subdivisions	7	—	221
Other securities	163	(171)	6,168
Other Countries	893	(560)	25,397
Other foreign Governments and other government agency debt securities	697	(392)	17,363
Other debt securities	196	(168)	8,034

Total net	1,554	(928)	57,071

The increase in the balance of the heading “Financial assets held for trading — Debt securities” in 2009 is due to the acquisition of debt securities from the Spanish government and other countries.

	Unrealized	Unrealized	Fair
2008	Gains	Losses	Value
	Millions of euros

Domestic	229	(62)	11,910
Spanish Government and other government agency debt securities	138	—	6,371
Other debt securities	91	(62)	5,539
International	586	(774)	27,920
United States	155	(286)	10,442
Government securities	15	(1)	840
US Treasury and other US Government agencies	0	—	444
States and political subdivisions	15	(1)	396
Other securities	140	(285)	9,602
Other Countries	431	(488)	17,478
Other foreign Governments and other government agency debt securities	261	(232)	9,653
Other debt securities	170	(256)	7,825

Total net	815	(836)	39,830

	Unrealized	Unrealized	Fair
2007	Gains	Losses	Value
	Millions of euros

Domestic	150	(77)	10,161
Spanish Government and other government agency debt securities	79	(31)	5,274
Other debt securities	71	(46)	4,887
International	737	(287)	27,175
United States	50	(45)	9,056
Government securities	6	(2)	579
US Treasury and other US Government agencies	1	—	61
States and political subdivisions	5	(2)	518
Other securities	44	(43)	8,477
Other Countries	687	(242)	18,119
Other foreign Governments and other government agency debt securities	562	(128)	11,278
Other debt securities	125	(114)	6,841

Total net	887	(364)	37,336

12.3.	EQUITY INSTRUMENTS

The breakdown of the balance of the heading “Equity instruments”, broken down by the nature of the financial instruments as of December 31, 2009, 2008 and 2007 was as follows:

	Unrealized	Unrealized	Fair
2009	Gains	Losses	Value
	Millions of euros

Other equity instruments listed	1,750	(40)	5,633
Listed spanish company shares	1,738	(12)	5,383
Credit institutions	—	—	—
Other entities	1,738	(12)	5,383
Listed foreign company shares	12	(28)	250
United States	—	(8)	8
Other countries	12	(20)	242
Other unlisted equity instruments	109	—	817
Unlisted spanish company shares	—	—	26
Credit institutions	—	—	1
Other entities	—	—	25
Shares of unlisted foreign companies	109	—	791
United States	104	—	729
Other countries	5	—	62

Total	1,859	(40)	6,450

The decrease of the balance in this heading in 2009 is fundamentally due to the reclassification of the participation in China Citic Bank (“CNCB”) (Note 17).

	Unrealized	Unrealized	Fair
2008	Gains	Losses	Value
	Millions of euros

Other equity instruments listed	1,190	(236)	7,082
Listed spanish company shares	1,189	(95)	4,639
Credit institutions	—	(9)	22
Other entities	1,189	(86)	4,617
Listed foreign company shares	1	(141)	2,443
United States	—	(11)	28
Other countries	1	(130)	2,416
Other unlisted equity instruments	7	(1)	867
Unlisted spanish company shares	—	(1)	36
Credit institutions	—	—	1
Other entities	—	(1)	35
Shares of unlisted foreign companies	7	—	831
United States	—	—	626
Other countries	7	—	205

Total	1,197	(237)	7,949

	Unrealized	Unrealized	Fair
2007	Gains	Losses	Value
	Millions of euros

Other equity instruments listed	4,449	(24)	10,797
Listed spanish company shares	3,322	—	7,032
Credit institutions	4	—	35
Other entities	3,318	—	6,997
Listed foreign company shares	1,127	(24)	3,765
United States	—	(1)	419
Other countries	1,127	(23)	3,346
Other unlisted equity instruments	52	(5)	299
Unlisted spanish company shares	64	(5)	132
Credit institutions	—	—	2
Other entities	64	(5)	130
Shares of unlisted foreign companies	(12)	—	167
United States	—	—	70
Other countries	(12)	—	97

Total	4,501	(29)	11,096

12.4.	GAINS/LOSSES

The changes in the gains/losses, net of taxes, recognized under the equity heading “Valuation adjustments — Available for sale financial assets” for the year ended December 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
	Millions of euros

Balance at beginning of year	931	3,546	3,323
Valuation gains and losses	1,520	(2,065)	1,857
Income tax	(483)	1,172	(97)
Amounts transferred to income	(17)	(1,722)	(1,537)

Balance at end of year	1,951	931	3,546

Of which:
Debt securities	456	(116)	331
Equity instruments	1,495	1,047	3,215

The losses recognized under the heading “Impairment losses on financial assets (net)” in the income statement for 2009 amounted to €277 million (€145 million and €1 million for the year ended December 31, 2008 and 2007, respectively) (see Note 49).

The losses recognized in the heading “Valuation adjustments — Available-for-sale financial assets” as of December 31, 2009, were generated in a period of less than a year and correspond to debt securities.

After analyzing these losses, it was concluded that they are temporary since the payment deadlines for interests have been met for all debt securities, there is no evidence that the issuer will not continue meeting the payment terms and the future payments of principal and interest are sufficient to recover the cost of the debt securities.

13.	LOANS AND RECEIVABLES

13.1.	BREAKDOWN OF THE BALANCE

The detail of the balance of this heading in the accompanying consolidated balance sheets as of December 31, 2009, 2008 and 2007, based on the nature of the financial instrument, is as follows:

	2009	2008	2007
	Millions of euros

Loans and advances to credit institutions	22,239	33,856	24,527
Loans and advances to customers	323,442	335,260	313,178
Debt securities	436	378	60

Total	346,117	369,494	337,765

13.2.	LOANS AND ADVANCES TO CREDIT INSTITUTIONS

The detail of the balance under this heading in the accompanying consolidated balance sheets as of December 31, 2009, 2008 and 2007, broken down by the nature of the related financial instrument, is as follows:

	2009	2008	2007
	Millions of euros

Reciprocal accounts	226	390	138
Deposits with agreed maturity	8,301	8,005	9,388
Demand deposits	2,091	6,433	834
Other accounts	6,125	9,250	4,610
Reverse repurchase agreements	5,457	9,601	9,422

Total gross	22,200	33,679	24,392

Valuation adjustments	39	177	135
Impairment losses	(68)	(74)	(10)
Accrued interest and fees	110	223	107
Hedging derivatives and others	(3)	28	38

Total	22,239	33,856	24,527

13.3.	LOANS AND ADVANCES TO CUSTOMERS

The detail of the balance under this heading in the accompanying consolidated balance sheets as of December 31, 2009, 2008 and 2007, broken down by the nature of the related financial instrument, is as follows:

	2009	2008	2007
	Millions of euros

Financial paper	602	587	387
Commercial credit	24,031	29,215	36,108
Secured loans	148,874	145,522	135,557
Credit accounts	19,683	21,593	23,835
Other loans	98,238	111,597	94,695
Reverse repurchase agreements	987	1,658	2,000
Receivable on demand and other	15,253	13,372	14,582
Finance leases	8,222	9,341	9,149
Impaired assets	15,197	8,437	3,358

Total gross	331,087	341,322	319,671

Valuation adjustments	(7,645)	(6,062)	(6,493)
Impairment losses	(8,720)	(7,431)	(7,138)
Accrued interests and fees	320	719	549
Hedging derivatives and others	755	650	96

Total	323,442	335,260	313,178

The Group, via several of its banks, provides its customers with financing to purchase assets, including movable and immovable property, in the form of the finance lease arrangements recognized under this heading. The breakdown of these finance leases as of December 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
	Millions of euros

Movable property	4,963	6,158	5,983
Real estate	3,259	3,271	3,166
Fixed rate	38%	33%	28%
Floating rate	62%	67%	72%

As of December 31, 2009, non-accrued financial income from finance leases granted to customers amounted to €113 million. The unguaranteed residual value of these contracts amounted to €475 million. Impairment losses determined collectively on finance lease arrangements amounted to €85 million.

The heading “Loans and receivables — Loans and advances to customers” in the accompanying consolidated balance sheets includes securitized loans that have not been derecognized as mentioned in Note 2.2.2.

The amounts recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are set forth below:

	2009	2008	2007
	Millions of euros

Securitized mortgage assets	33,786	34,012	17,214
Other securitized assets(*)	10,597	10,341	11,007
Commercial and industrial loans	4,356	2,634	3,097
Finance leases	1,380	2,238	2,361
Loans to individuals	4,536	5,124	5,154
Rest	326	345	395

Total	44,383	44,353	28,221

Of which:
Liabilities associated to assets retained on the balance sheet	9,011	14,948	19,249

(*)	These liabilities are recognized under “Financial liabilities at amortized cost — Debt securities” in the accompanying consolidated balance sheets. (see Note 23.4).

Some other securitized loans have been derecognized where substantially all attendant risks or benefits were effectively transferred.

As of December 31, 2009, 2008 and 2007, the outstanding balances of derecognized securitized loans were as follows:

	2009	2008	2007
	Millions of euros

Securitized mortgage assets	116	132	173
Other securitized assets	276	413	585

Total	392	545	758

14.	HELD-TO-MATURITY INVESTMENTS

The detail of the balance of this heading in the accompanying consolidated balance sheets as of December 31, 2009, 2008 and 2007 was as follows:

	Amortized	Unrealized	Unrealized	Fair
2009	Cost	Gains	Losses	Value
	Millions of euros

Domestic	2,626	29	(31)	2,624
Spanish Government and other government agency debt securities	1,674	21	(13)	1,682
Other domestic debt securities	952	8	(18)	942
Foreign securities	2,811	71	(13)	2,869
Government and other government agency debt securities	2,399	64	(7)	2,456
Other debt securities	412	7	(6)	413

Total	5,437	100	(44)	5,493

	Amortized	Unrealized	Unrealized	Fair
2008	Cost	Gains	Losses	Value
	Millions of euros

Domestic	2,392	7	(60)	2,339
Spanish Government and other government agency debt securities	1,412	7	(7)	1,412
Other domestic debt securities	980	—	(53)	927
Foreign securities	2,890	25	(33)	2,882
Government and other government agency debt securities	2,432	22	(17)	2,437
Other debt securities	458	3	(16)	445

Total	5,282	32	(93)	5,221

	Amortized	Unrealized	Unrealized	Fair
2007	Cost	Gains	Losses	Value
	Millions of euros

Domestic	2,402	—	(131)	2,271
Spanish Government and other government agency debt securities	1,417	—	(68)	1,349
Other domestic debt securities	985	—	(63)	922
Foreign securities	3,182	—	(119)	3,063

Total	5,584	—	(250)	5,334

The foreign securities by the Group as of December 31, 2009, 2008 and 2007 in the held-to-maturity portfolio correspond to European issuers.

After analyzing the unrealized losses, it was concluded that they are temporary since the payment deadlines on the interests have been met for all debt securities, there is no evidence that the issuer will not continue meeting the payment terms and the future payments of principal and interest are sufficient to recover the cost of the securities.

The following is a summary of the gross changes in 2009, 2008 and 2007 in this heading in the consolidated balance sheets, not including impairment losses:

	2009	2008	2007
	Millions of euros

Balance at beginning of year	5,285	5,589	5,911
Acquisitions	426	—	—
Redemptions	(257)	(284)	(300)
Rest	(16)	(20)	(22)

Balance at end of year	5,438	5,285	5,589

Impairment	(1)	(3)	(5)

Total	5,437	5,282	5,584

15.	HEDGING DERIVATIVES (RECEIVABLE AND PAYABLE)

As of December 31, 2009, 2008 and 2007, the main positions hedged by the Group and the derivatives assigned to hedge those positions are:

•	Fair value hedge:

-	Available-for-sale fixed-interest debt securities: this risk is hedged using interest-rate derivatives (fixed-variable swaps).

-	Long term fixed-interest debt issued by Group: this risk is hedged using interest-rate derivatives (fixed-variable swaps).

-	Available-for-sale equity securities: this risk is hedged using equity swaps.

-	Fixed-interest loans: this risk is hedged using interest-rate derivatives (fixed-variable swaps).

•	Cash-flow hedge: Most of the hedged items are floating interest-rate loans: this risk is hedged using foreign-exchange and interest-rate swaps.

•	Net foreign-currency investment hedge: The risks hedged are foreign-currency investments in the Group’s subsidiaries abroad. This risk is hedged mainly with foreign-exchange options and forward currency purchase.

Note 7 analyzes the Group’s main risks that are hedged using these financial instruments.

The details of the fair value of the hedging derivatives, organized hedged risk, recognized in the accompanying consolidated balance sheets are as follows:

	Exchange	Interest	Equity	Other
2009	Risk	Rate Risk	Price Risk	Risks	Total
	Millions of euros

OTC markets
Credit institutions	18	2,216	(36)	(4)	2,194
Fair value hedge	—	1,985	(32)	—	1,953
Cash flow hedge	17	258	(4)	(4)	267
Net investment in a foreign operation hedge	1	(27)	—	—	(26)
Other financial institutions	—	123	(21)	—	102
Fair value hedge	—	123	(21)	—	102
Cash flow hedge	—	—	—	—	—
Other sectors	—	(9)	—	—	(9)
Fair value hedge	—	(9)	—	—	(9)
Cash flow hedge	—	—	—	—	—

Total	18	2,330	(57)	(4)	2,287

of which: Asset hedging derivatives	22	3,492	81	—	3,595
of which: Liability hedging derivatives	(4)	(1,162)	(138)	(4)	(1,308)

	Exchange	Interest rate
2008	Risk	Risk	Total
	Millions of euros

OTC markets
Credit institutions	205	2,290	2,495
Fair value hedge	—	1,972	1,972
Cash flow hedge	106	338	444
Net investment in a foreign operation hedge	99	(20)	79
Other financial institutions	—	100	100
Fair value hedge	—	68	68
Cash flow hedge	—	32	32
Other sectors	11	1	12
Fair value hedge	—	1	1
Cash flow hedge	11	—	11

Total	216	2,391	2,607

of which: Asset hedging derivatives	227	3,606	3,833
of which: Liability hedging derivatives	(11)	(1,215)	(1,226)

	Exchange	Interest	Equity
2007	Risk	Rate Risk	Price Risk	Total
	Millions of euros

Organised Markets
Fair value hedge	(1)	—	—	(1)
OTC markets
Credit institutions	18	(719)	(72)	(773)
Fair value hedge	—	(693)	(72)	(765)
Cash flow hedge	—	(26)	—	(26)
Net investment in a foreign operation hedge	18	—	—	18
Other financial institutions	8	144	(135)	17
Fair value hedge	—	100	(135)	(35)
Cash flow hedge	—	44	—	44
Net investment in a foreign operation hedge	8	—	—	8

Total	25	(575)	(207)	(757)

of which: Asset hedging derivatives	35	1,015	—	1,050
of which: Liability hedging derivatives	(10)	(1,590)	(207)	(1,807)

The most significant cash flows that are expected to have an impact on the income statement in the coming years for cash flow hedging held on the balance sheet as of December 31, 2009 are shown below:

	3 Months	More Than 3 Months	From 1 to	More Than
	or Less	But Less Than 1 Year	5 Years	5 Years	Total
	Millions de euros

Cash inflows from assets	123	269	486	592	1,470
Cash outflows from liabilities	58	229	291	317	895

The forecast cash flows will at most impact on the consolidated income statement for 2048. The amounts previously recognized in equity from cash flow hedges that were removed from equity and included in the consolidated income statement, either in the heading “Net gains (losses) on financial assets and liabilities” or in the heading “Net Exchange differences”, in 2009, 2008 and 2007 were €12 million, €12 million and €13 million.

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test in 2009 was not significant.

As of December 31, 2009 there were no hedges of highly probable forecast transactions in the Group.

16.	NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE

The composition of the balance of the heading “Non-current assets held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

	2009	2008	2007
	Millions of euros

From:
Tangible fixed assets	397	151	99
For own use	313	79	32
Assets leased out under an operating lease	84	72	67
Foreclosures or recoveries	861	391	237
Foreclosures	795	364	215
Recoveries from financial leases	66	27	22
Accrued amortization until classified as non-current assets held for sale	(41)	(34)	(30)
Impairment losses	(167)	(64)	(66)

Total	1,050	444	240

As of December 31, 2009, 2008 and 2007, there were no liabilities associated with non-current assets held for sale.

As of December 31, 2009, 2008 and 2007, the changes in the heading “Non-current assets held for sale” of the accompanying consolidated balance sheets were as follow:

	2009	2008	2007
	Millions of euros

Revalued cost —
Balance at beginning of year	506	306	268
Additions	919	515	487
Retirements	(780)	(374)	(744)
Acquisition of subsidiaries	—	—	15
Transfers	493	57	265
Exchange difference and other	79	2	15

Balance at end of year	1,217	506	306

Impairment —
Balance at beginning of year	62	66	82
Additions	134	38	38
Retirements	(7)	(22)	(43)
Transfers	77	25	8
Exchange difference and other	(99)	(45)	(19)

Balance at end of year	167	62	66

Balance total at end of year	1,050	444	240

16.1.	FROM TANGIBLE ASSETS FOR OWN USE

The most significant changes in the balance of the heading “Non-current assets held for sale — From tangible assets for own use”, in 2009, 2008 and 2007, were a result of the following operations:

Transfers 2009

In 2009, 1,150 properties (offices and other singular buildings) belonging to the Group in Spain were reclassified to this heading at an amount of €426 million, for which a sales plan had been established. As of December 31, 2008, these assets were recognized under the heading “Tangible assets — Property, plants and equipment — For own use” of the accompanying consolidated balance sheets (Note 19).

Sale of property with leaseback in 2009

In 2009, the Bank sold 971 properties in Spain to investments not related to BBVA Group for a total sale price of €1,263 million at market prices, without making funds available to the buyers to pay the price of these transactions.

At the same time the Bank signed long-term operating leases with these investors on the aforementioned properties for periods of 15, 20, 25 or 30 years (according to the property) and renewable. Most have obligatory periods of 20 or 30 years. Most can be extended for a maximum of three additional 5-year periods, up to a total of 35 to 45 years. The total of these operating leases establish a rent price (initially set at €87 million a year) which is updated each year.

The sale agreements also established call options for each of the properties at the termination of each of the lease agreements so that the Bank can repurchase these properties. The repurchasing price of these call options will be the market value as determined by an independent expert. For this reason, these transactions were considered firm sales. Therefore, the Group made a gross profit of €914 million euros, recognized under the heading “Gains (losses) in non-current assets held for sale not classified as discontinued operations” in the accompanying consolidated income statement for 2009 (see Note 52).

The current value of the future minimum payments the Bank will incur in the obligational period, as of December 31, 2009, is €80 million in 1 year, €265 million between 2 and 5 years and €517 million in more than 5 years.

Sale of the Bancomer building in 2008

On March 4, 2008, BBVA Bancomer, S.A. de C.V. completed the process of selling its Centro Bancomer property together with its car park, for which it obtained a gross profit of €61.3 million, recognized under the heading “Gains (losses) in non-current assets held for sale not classified as discontinued operations” in the accompanying consolidated income statement for 2008 (see Note 52). This transaction was carried out without the purchaser receiving any type of finance from any BBVA Group entity.

As of December 31, 2007, these assets were recognized under the heading “Tangible assets — Property, plants and equipment — For own use” in the accompanying consolidated balance sheet as of that date (see Note 19). Jointly with the sale agreement, an operational leasing agreement was concluded for this property and its car park for a 3-year period extendable for 2 more years.

Sale of BBVA’s real estate in 2007

In 2007, the Bank reached an agreement with a real estate group not linked to the BBVA Group for the sale of Bank properties located on Castellana 81, Goya 14, Hortaleza-Vía de los Poblados and Alcalá 16, all in Madrid. As a result, the Bank transferred from “Tangible assets — Property, plants and equipment” to “Non-current assets held for sale” an amount of €257 million. Once the sale of the buildings was completed, the amounts were derecognized under the heading “Non-current assets held for sale”. The sale price of these buildings was €579 million.

This sale generated gains of €279 million recognized in the heading “Gains (losses) in non-current assets held for sale not classified as discontinued operations” in the accompanying income statement (see Note 52). The sale was carried out without the GMP Group receiving any type of finance from any BBVA Group entity.

At the same time, an operational lease contract was signed for these properties for a period of 2 years, which can be renewed yearly.

16.2.	FROM FORECLOSURES OR RECOVERIES

As of December 31, 2009, the balance of the heading “Non-current assets held for sale - Foreclosures or recoveries” was made up of €441 million of assets for residential use, €209 million of assets for tertiary use (industrial, commercial or offices) and €27 million of assets for agricultural use.

In 2009, the additions of assets through foreclosures or recoveries amounted to €721 million. The derecognitions in 2009 through sales of such assets amounted to €309 million. None of these sale operations were carried out by the BBVA Group providing finance for the purchaser.

As of December 31, 2009, mean maturity of the assets through foreclosures and recoveries was less than 2 years.

In 2009, some of the Group’s entities financed 2.5% of the total sales of “Non-current assets held for sale”. The amount of the loans granted to the buyers of these assets in 2009 was €40 million.

There are €32 million of gains from the financed sale of these assets yet to be recognized for transactions completed in 2009 as well as in previous years.

17.	INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD

The balances of “Investments in entities accounted for using the equity method” in the accompanying consolidated balance sheets are as follows:

	2009	2008	2007
	Millions of euros

Associate entities	2,614	894	846
Jointly controlled entities	308	573	696

Total	2,922	1,467	1,542

17.1.	ASSOCIATES

The following table shows the carrying amount of the most significant of the Group’s investments in associates as of December 31, 2009, 2008 and 2007:

Investments in Associates	2009	2008	2007
	Millions of euros

CITIC Group(*)	2,296	541	432
Occidental Hoteles Management, S.L.	84	128	131
Tubos Reunidos, S.A.	52	54	85
BBVA Elcano Empresarial II, S.C.R., S.A.	49	39	57
BBVA Elcano Empresarial, S.C.R., S.A.	49	39	57
Rest of companies	84	93	84

Total	2,614	894	846

(*)	The investment in the CITIC Group includes the investment in Citic International Financial Holdings Limited (“CIFH”) and China Citic Bank (“CNCB”), as described below.

Appendix IV shows on details of associates as of December 31, 2009. As of December 31, 2009, the fair value, calculated according to the official listed price, of the listed associates was higher than their book value.

The details of the balance and gross changes as of December 31, 2009, 2008 and 2007 under this heading of the accompanying consolidated balance sheets are as follows:

	2009	2008	2007
	Millions of euros

Balance at beginning of year	894	846	206
Acquisitions and capital increases	53	655	626
Disposals	(2)	(782)	—
Transfers and others(*)	1,669	175	14

Balance at end of year	2,614	894	846

Of which:
Goodwill	844	217	119
CITIC Group	841	214	115
Rest	3	3	4

(*)	The “Transfers and others” heading in 2009 mainly relates the classification of the investment in CNCB described below from the heading “Available-for-sale assets”.

Agreement with the CITIC Group

In November 2006 and June 2008 BBVA reached agreements with the banking branch of the largest industrial group in China, CITIC Group (CITIC) to develop a strategic alliance in the Chinese market.

Under these agreements, as of December 31, 2009, BBVA has a 29.68% holding in CITIC International Financial Holdings Ltd, (CIFH), which operates in Hong Kong, and 10.07% in China Citic Bank (CNCB).

BBVA’s investment in CNCB is considered strategic for the Group, as it is the platform for developing its business in continental China and is also key for the development of CITIC’s international business. BBVA has the status of “sole strategic investor” in CNCB. In addition, under the umbrella of its strategic commitment to CNCB, in 2009 BBVA and CNCB concluded new economic cooperation agreements under profit sharing regimes in the car financing and private banking segments. As of December 31, 2008 and 2007, BBVA’s interest in CNCB was included under “Available-for-sale financial assets” in the accompanying consolidated balance sheets (see Note 12). For 2009 it was reclassified to “Investments in entities accounted for using the equity method - Associates” since the Group gained significant influence in the investment.

BBVA also had an option to extend its holding, subject to certain conditions. On December 3, 2009, the BBVA Group announced its intention of exercising this call option for a total of 1,924,343,862 shares, amounting to 4.93% of CNCB’s capital. The acquisition price will be approximately €0.56 per share, which means that the total amount of the investment resulting from the exercise of the option will be approximately €1,000 million. Once this option is exercised, the BBVA Group’s investment in CNCB’s capital will be 15%. As of the date on which these consolidated financial statements were drafted, said purchase had not materialized.

17.2.	JOINTLY CONTROLLED ENTITIES

The jointly controlled entities that the Group has considered should be accounted for using the equity method (see Note 2.1) because this better reflects the economic reality of such holdings, are registered in this heading of the accompanying consolidated balance sheets.

The following table shows the detail of the most significant Group’s investments in jointly controlled entities as of December 31, 2009, 2008 and 2007:

Jointly Controlled Entities	2009	2008	2007
	Millions of euros

Corporación IBV Participaciones Empresariales S.A.	157	385	574
Fideicomiso F/403853-5 BBVA Bancomer SoS ZIBAT	20	20	—
I+D Mexico, S.A.	15	14	—
Las Pedrazas Golf, S.L.	15	16	—
Fideicomiso Hares BBVA Bancomer F/47997-2	9	12	—
Distransa Rentrucks, S.A.(*)	—	15	—
Rest	92	111	122

Total	308	573	696

Of which
Goodwill
Grupo Profesional Planeación y Proyectos S.A. de C.V.	3	4	4
Distransa Rentrucks, S.A.(*)	—	8	—
Rest	2	4	2

	5	16	6

(*)	For the year ended Decembre 31, 2009, the company Distransa Rentrucks, S.A. had been accounted for under the proportionated method.

If the jointly controlled entities accounted for using the equity method had been accounted for under the proportionate method, the effect on the Group’s main consolidated figures as of December 31, 2009, 2008 and 2007 would have been as follows:

	2009	2008	2007
	Millions of euros

Assets	719	910	1,009
Liabilities	364	139	122
Net operating income	(12)	17	40

Details of the jointly controlled entities consolidated using the equity method as of December 31, 2009 are shown in Appendix IV.

17.3.	INFORMATION ABOUT ASSOCIATES AND JOINTLY CONTROLLED ENTITIES BY THE EQUITY METHOD

The following table provides relevant information of the balance sheet and income statement of associates and jointly controlled entities accounted for by the equity method as of December 31, 2009, 2008 and 2007, respectively (see Appendix IV).

			Millions of Euros
	2009(*)		2008(*)		2007(*)
		Jointly		Jointly		Jointly
		Controlled		Controlled		Controlled
	Associates	Entities	Associates	Entities	Associates	entities

Current Assets	10,611	347	745	559	423	680
Non-current Assets	8,463	514	4,162	349	2,116	329
Current Liabilities	10,356	108	230	136	385	199
Non-current Liabilities	8,719	754	4,677	772	2,154	810
Net sales	605	84	210	102	181	109
Operating Income	244	(12)	99	17	64	40
Net Income	166	(14)	93	286	29	221

(*)	Non audited information derived from local GAAP (before standardization adjustment).

17.4.	NOTIFICATIONS ABOUT ACQUISITION OF HOLDINGS

Appendix V shown on acquisitions and disposals of holdings in associates or jointly controlled entities and the notification dates thereof, in compliance with Article 86 of the Corporations Act and Article 53 of the Securities Market Act 24/1988.

17.5.	IMPAIRMENT

For the year ended December 31, 2009, €3 million of impairment losses on goodwill in jointly controlled entities were recognized, of which most were related to Econta Gestión Integral, S.L. For the year ended December 31, 2008 and 2007, no impairment on goodwill in associates and jointly controlled entities was recognized.

18.	REINSURANCE ASSETS

This heading in the accompanying consolidated balance sheets reflects the amounts receivable by consolidated entities from reinsurance contracts with third parties.

As of December 31, 2009, 2008 and 2007, the detail of the balance of this heading in the accompanying consolidated balance sheets was as follows:

	2009	2008	2007
	Millions of euros

Reinsurance asset	29	29	43

19.	TANGIBLE ASSETS

As of December 31, 2009, 2008 and 2007, the details of the balance of this heading in the accompanying consolidated balance sheets, broken down by the nature of the related items, were as follows:

						Assets
	For Own Use			Total		Leased
			Furniture,	Tangible		Out Under
	Land and	Work in	Fixtures and	Asset of	Investment	an Operating
2009	Buildings	Progress	Vehicles	Own Use	Properties	Lease	Total
	Millions of euros

Revalued cost —
Balance as of 1 January 2009	3,030	422	4,866	8,318	1,786	996	11,100
Additions	120	102	437	659	74	210	943
Retirements	(22)	(73)	(661)	(756)	(35)	(2)	(793)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	(747)	(16)	(23)	(786)	(11)	(212)	(1,009)
Exchange difference and other	353	—	980	1,333	(11)	(3)	1,319
Balance as of 31 December 2009	2,734	435	5,599	8,768	1,803	989	11,560
Accrued depreciation —
Balance as of 1 January 2009	729	—	3,128	3,857	45	259	4,161
Additions	66	—	349	415	11	8	434
Retirements	(15)	—	(511)	(526)	—	(1)	(527)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	(253)	—	(15)	(268)	(2)	(103)	(373)
Exchange difference and other	223	—	867	1,090	(1)	102	1,191
Balance as of 31 December 2009	750	—	3,818	4,568	53	265	4,886
Impairment —
Balance as of 1 January 2009	16	—	3	19	8	5	32
Additions	7	—	17	24	93	38	155
Retirements	(2)	—	(17)	(19)	(1)	—	(20)
Exchange difference and other	(6)	—	1	(5)	16	(11)	—
Balance as of 31 December 2009	15	—	4	19	116	32	167
Net tangible assets —

Balance as of January 1, 2009	2,285	422	1,735	4,442	1,734	732	6,908

Balance as of December 31, 2009	1,969	435	1,777	4,181	1,634	692	6,507

						Assets
	For Own Use			Total		Leased
			Furniture,	Tangible		Out Under
	Land and	Work in	Fixtures and	Assets of	Investment	an Operating
2008	Buildings	Progress	Vehicles	Own Use	Properties	Lease	Total
	Millions of euros

Revalued cost —
Balance as of 1 January 2008	3,415	151	5,024	8,590	96	966	9,652
Additions	156	101	561	818	41	220	1,079
Retirements	(125)	(55)	(483)	(663)	(3)	(28)	(694)
Acquisition of subsidiaries in the year	—	—	16	16	1,661	—	1,677
Disposal of entities in the year	(12)	(2)	(5)	(19)	—	—	(19)
Transfers	(326)	263	(22)	(85)	(8)	(162)	(255)
Exchange difference and other	(78)	(36)	(225)	(339)	(1)	—	(340)
Balance at 31 December 2008	3,030	422	4,866	8,318	1,786	996	11,100
Accrued depreciation —
Balance as of 1 January 2008	725	—	3,402	4,127	14	245	4,386
Additions	77	—	356	433	1	8	442
Retirements	(30)	—	(490)	(520)	(3)	(4)	(527)
Acquisition of subsidiaries in the year	—	—	4	4	33	—	37
Disposal of entities in the year	(3)	—	(4)	(7)	—	—	(7)
Transfers	(11)	—	(4)	(15)	—	—	(15)
Exchange difference and other	(29)	—	(136)	(165)	—	10	(155)
Balance at 31 December 2008	729	—	3,128	3,857	45	259	4,161
Impairment —
Balance as of 1 January 2008	21	—	5	26	1	2	29
Additions	3	—	—	3	4	1	8
Retirements	(1)	—	—	(1)	—	—	(1)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Exchange difference and other	(7)	—	(2)	(9)	3	2	(4)
Balance as of 31 December 2008	16	—	3	19	8	5	32
Net tangible assets —

Balance as of 1 January 2008	2,669	151	1,617	4,437	82	719	5,238

Balance as of 31 December 2008	2,285	422	1,735	4,442	1,734	732	6,908

						Assets
	For Own Use			Total		Leased
			Furniture,	Tangible		Out Under
	Land and	Work in	Fixtures and	Assets of	Investment	an Operating
2007	Buildings	Progress	Vehicles	Own Use	Properties	Lease	Total
	Millions of euros

Revalued cost —
Balance as of 1 January 2007	3,088	24	4,974	8,086	76	881	9,043
Additions	501	138	577	1,216	38	213	1,467
Retirements	(116)	(29)	(165)	(310)	(2)	(16)	(328)
Acquisition of subsidiaries in the year	388	32	65	485	—	57	542
Disposal of entities in the year	—	—	(19)	(19)	(16)	(160)	(195)
Transfers	(272)	(8)	(174)	(454)	1	—	(453)
Exchange difference and other	(174)	(6)	(234)	(414)	(1)	(9)	(424)
Balance as of 31 December 2007	3,415	151	5,024	8,590	96	966	9,652
Accrued depreciation —
Balance as of 1 January 2007	798	—	3,445	4,243	14	231	4,488
Additions	54	—	340	394	3	79	476
Retirements	(6)	—	(114)	(120)	—	(77)	(197)
Acquisition of subsidiaries in the year	8	—	4	12	—	21	33
Disposal of entities in the year	—	—	(24)	(24)	—	—	(24)
Transfers	(65)	—	(81)	(146)	—	—	(146)
Exchange difference and other	(64)	—	(168)	(232)	(4)	(9)	(245)
Balance as of 31 December 2007	725	—	3,402	4,127	13	245	4,385
Impairment —
Balance as of 1 January 2007	27	—	—	27	1	—	28
Additions	6	—	5	11	—	—	11
Retirements	(3)	(4)	—	(7)	—	—	(7)
Acquisition of subsidiaries in the year	—	—	—	—	—	2	2
Exchange difference and other	(9)	4	—	(5)	—	—	(5)
Balance as of 31 December 2007	21	—	5	26	1	2	29
Net tangible assets —
Balance as of 1 January 2007	2,263	24	1,529	3,816	61	650	4,527

Balance as of 31 December 2007	2,669	151	1,617	4,437	82	719	5,238

The main changes under this heading in 2009, 2008 and 2007 are as follows:

2009

•	The reduction in the balance of the heading “Tangible assets for own use — lands and buildings” in 2009 is mainly the result of the transfer of some properties owned by the Bank in Spain to the heading “Non-current assets held for sale”, as mentioned in Note 16.

2008

•	The balance under the heading “Investment properties” includes mainly the rented buildings of the real estate fund BBVA Propiedad FII (see Appendix II) which has been fully consolidated since 2008 (see Appendix II) following the Group’s acquisition in 2008 of a 95.65% stake. The activity of this real estate fund is subject to regulations by the Spanish Securities and Exchange Commission (“CNMV”).

•	In March 2008, BBVA Bancomer bought two properties in Mexico City, one of them located on Paseo de la Reforma and the other on Parques Polanco, in which it will set up the new BBVA Bancomer Group corporate headquarters. These acquisitions were recognized, as of December 31, 2009, under the heading “Tangible assets — Property, plants and equipment - For own use” in the accompanying consolidated balance sheet. The total cost of acquisition was €72 million.

2007

•	Under an agreement signed on June 19, 2007 with a real estate investor not part of the BBVA Group, the Group purchased the Parque Empresarial Foresta industrial estate through a real estate company that is part of the Group. The acquisition is located in a development area in the north of Madrid and will be the site of a new corporate headquarters. This project amounted to an initial investment of €451 million for the BBVA Group. The amount is recognized under the headings “Tangible assets-Property, plants and equipment — For own use” and “Work in progress” in the accompanying consolidated balance sheets. As of December 31, 2009, the accumulated investment for this project amounted to €353 million and €98 million respectively

In the case of the land and buildings acquired in 2007 in the “Parque Empresarial Foresta” for the purpose of building a new corporate headquarters, no impairment was recognized in the recoverable value of these assets as of December 31, 2009, 2008 or 2007.

As of December 31, 2009 the carrying amount of fully amortized financial assets that continue in use was €1,583 million.

The main activity of the Group is carried out through a network of bank branches located geographically as shown in the following table:

	Number of Branches
	2009	2008	2007

Spain	3,055	3,375	3,595
America	4,267	4,267	4,291
Rest of the world	144	145	142

Total	7,466	7,787	8,028

As of December 31, 2009, 2008 and 2007, the percentage of branches leased from third parties in Spain was 77%, 47.3% and 47.3%, respectively. The figures in Latin America for the same periods were 55%, 61% and 56.7%, respectively. The increase in the number of branches leased in Spain is mainly due to the sale and leaseback operation described above (see Note 16).

The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish or foreign entities as of December 31, 2009, 2008 and 2007:

	2009	2008	2007
	Millions of euros

Foreign subsidiaries	2,473	2,276	2,271
BBVA y Spanish subsidiaries	4,034	4,632	2,967

Total	6,507	6,908	5,238

The amount of tangible assets under financial lease schemes on which it is expected to exercise the purchase option was insignificant as of December 31, 2009, 2008 and 2007.

20.	INTANGIBLE ASSETS

20.1.  GOODWILL

As of December 31, 2009, 2008 and 2007, the details of the balance of this heading in the accompanying consolidated balance sheets, broken down by the cash-generating units (“CGU”) that originated them, were as follows:

	Balance at					Balance at
	beginning		Exchange			End of
2009	of Year	Additions	Difference	Impairment	Rest	Year
	Millions of euros

United States	6,676	—	(226)	(1,097)	4	5,357
México	588	—	9	—	(4)	593
Colombia	193	—	12	—	—	205
Chile	54	—	11	—	—	65
Chile Pensions	89	—	19	—	—	108
Spain and Portugal	59	—	—	—	9	68

Total	7,659	—	(175)	(1,097)	9	6,396

	Balance at					Balance at
	Beginning		Exchange			End of
2008	of Year	Additions	Difference	Impairment	Rest	Year
	Millions of euros

United States	6,296	—	368	—	12	6,676
México	702	—	(114)	—	—	588
Colombia	204	—	(11)	—	—	193
Chile	64	—	(10)	—	—	54
Chile Pensions	108	—	(19)	—	—	89
Spain and Portugal	62	—	—	—	(3)	59

Total	7,435	—	214	—	9	7,659

	Balance at					Balance at
	Beginning		Exchange			End of
2007	of Year	Additions	Difference	Impairment	Rest	Year
	Millions of euros

United States	1,714	5,171	(562)	—	(27)	6,296
México	787	—	(85)	—	—	702
Colombia	213	—	(1)	—	(8)	204
Chile	86	—	(2)	—	20	64
Chile Pensions	112	—	(4)	—	—	108
Spain and Portugal	61	1	—	—	—	62

Total	2,973	5,172	(654)	—	(55)	7,436

For the year ended December 31, 2009, through Compass Bank the Group acquired banking transactions from Guaranty Bank (see Note 3). On December 31, 2009, using the purchase method, the comparison between the fair values assigned at the time of the purchase to the assets and liabilities acquired from Guaranty Bank (including the cash payment that the FDIC made in consideration of the transaction ($2,100 million) generated a difference €99 million, recognized under the heading “Negative goodwill” in the accompanying consolidated income statement for 2009.

As of December 31, 2009 the Group had performed the goodwill impairment test. The results of the test were estimated impairment losses of €1,097 million in the United States cash-generating unit which were recognized under “Impairment losses on other assets (net) — Goodwill and other tangible assets” in the accompanying income statement for 2009 (Note 50). The impairment loss of this unit is attributed to the significant decline in economic and credit conditions in the states in which the Group operates in the United States. The valuations have been verified by an independent expert, not the Group’s accounts auditor.

As mentioned in Note 2.2.8, when completing the impairment analysis, the carrying amount of the cash-generating unit is compared with its recoverable amount. The United States’ CGU recoverable amount is equal to its value in use. Value in use is calculated as the discounted value of the cash flow projections that Management estimates and is based on the latest budgets available for the next three years. The Group uses a sustainable growth rate of 4.3% to extrapolate the cash flows in perpetuity which is based on the US real GDP growth rate. The discount rate used to discount the cash flows is the cost of capital assigned to the CGU, 11.2%, which consists of the free risk rate plus a risk premium.

Both the US unit’s fair values and the fair values assigned to its assets and liabilities are based on the estimates and assumptions that the Group’s Management deems most likely given the circumstances. However, some changes to the valuation assumptions used could result in differences in the impairment test result. If the discount rate had increased or decreased by 50 basis points, the difference between the carrying amount and its recoverable amount would have increased or decreased by up to €573 million and €664 million, respectively. If the growth rate had increased or decreased by 50 basis points, the difference between the carrying amount and its recoverable amount would have increased or decreased by €555 million and €480 million, respectively.

As of December 31, 2008 and 2007, there were no impairment losses on the goodwill that the Group recognized.

20.2.  OTHER INTANGIBLE ASSETS

The details of the balance under this heading in the accompanying consolidated balance sheets as of December 31, 2009, 2008 and 2007 are as follows:

				Average
				Useful Life
	2009	2008	2007	(Years)
	Millions of euros

Computer software acquisition expense	464	259	42	5
Other deferred charges	29	113	202	5
Other intangible assets	360	409	571	5
Impairment	(1)	(1)	(7)

Total	852	780	808

The changes for the year ended, December 31, 2009, 2008 and 2007 under this heading in the accompanying consolidated balance sheets are as follows:

	Note	2009	2008	2007
		Millions de euros

Balance at beginning of year		780	808	296
Additions		362	242	134
Amortization in the year	47	(262)	(256)	(151)
Exchange differences and other		(28)	(13)	530
Impairment	50	—	(1)	(1)

Balance at end of year		852	780	808

As of December 31, 2009, the totally amortized intangible assets still in use amounted to €1,061 million.

21.	TAX ASSETS AND LIABILITIES

21.1  Consolidated tax group

Pursuant to current legislation, the Consolidated Tax Group includes BBVA as the Parent company, and, as subsidiaries, the Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated net income of corporate groups.

The Group’s other banks and subsidiaries file individual tax returns in accordance with the tax legislation in force in each country.

21.2  Years open for review by the tax authorities

The years open to review in the Consolidated Tax Group at the time these consolidated financial statements were prepared, are 2004 onward for the main taxes applicable.

In 2008, as a result of action by the tax authorities, tax inspections had been initiated in various Group companies for the years up to and including 2003, some of which were contested. Said inspections were in 2009, and their impact on equity was fully provisioned at year-end

In view of the varying interpretations that can be made of the applicable tax legislation, the outcome of the tax inspections of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be objectively quantified at the present time. However, the Banks’ Board of Directors and its tax advisers consider that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise therefore would not materially affect the Group’s accompanying consolidated financial statements.

21.3  Reconciliation

The reconciliation of the corporate tax expense resulting from the application of the standard tax rate and the expense registered by this tax for the years 2009, 2008 and 2007 in the accompanying income statement is as follows:

	2009	2008	2007
	Millions of euros

Corporation tax(*)	1,721	2,078	2,761
Decreases due to permanent differences:
Tax credits and tax relief at consolidated Companies	(223)	(441)	(439)
Other items net	(410)	(249)	(229)
Net increases (decreases) due to temporary differences	96	580	(262)
Charge for income tax and other taxes	1,184	1,968	1,831
Deferred tax assets and liabilities recorded (utilized)	(96)	(580)	262
Income tax and other taxes accrued in the year	1,088	1,388	2,093
Adjustments to prior years’ income tax and other taxes	53	153	(14)

Income tax and other taxes	1,141	1,541	2,079

(*)	30% Tax Rate in 2009 and 2008 and 32.5% in 2007.

The effective tax rate for 2009, 2008 and 2007 is as follows:

	2009	2008	2007
	Millions of euros

Income from:
Consolidated tax group	4,066	2,492	4,422
Other Spanish entities	(77)	40	4
Foreign entities	1,747	4,394	4,069

	5,736	6,926	8,495

Income tax	1,141	1,541	2,079
Effective tax rate	19.89%	22.25%	24.48%

21.4  Tax recognized in total equity

In addition to the income tax recognized in the consolidated income statements, the group has recognized the following amounts for these items in its consolidated equity as of December 31, 2009, 2008 and 2007:

	2009	2008	2007
	Millions of euros

Charges to total equity
Debt securities	(276)	(19)	(36)
Equity instruments	(441)	(168)	(1,373)
Credits to total equity
Rest	1	2	22

Total	(716)	(185)	(1,387)

21.5  Deferred taxes

The balance of the heading “Tax assets” in the accompanying consolidated balance sheets includes the tax receivables relating to deferred tax assets; the balance of the heading “Tax liabilities” includes the liabilities relating to the Group’s various deferred tax liabilities.

The details of the most important tax assets and liabilities are as follows:

	2009	2008	2007
	Millions of euros

Tax assets	6,273	6,484	5,207

Current	1,187	1,266	682
Deferred	5,086	5,218	4,525
Of which:
Pensions	1,472	1,654	1,519
Portfolio	89	335	587
Impairment losses	1,632	1,436	1,400
Rest	1,867	1,753	895
Tax losses and other	26	40	124

Tax liabilities	2,208	2,266	2,817

Current	539	984	582
Deferred	1,669	1,282	2,235
Of which:
Free depreciation and other	1,669	1,282	2,235

As of December 31, 2009, the estimated balance of temporary differences in connection with investments in subsidiaries, branches and associates and investments in jointly controlled entities was €432 million. No deferred tax liabilities have been recognized with respect to this in the consolidated balance sheet.

The amortization of certain components of goodwill for tax purposes gives rise to temporary differences triggered by the resulting differences in the tax and accounting bases of goodwill balances. In this regard, and as a general rule, the Group’s accounting policy is to recognize deferred tax liabilities in respect of these temporary differences at the Group companies that are subject to this particular tax benefit.

22.	OTHER ASSETS AND LIABILITIES

The breakdown of the balance of these headings in the accompanying consolidated balance sheets as of December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
	Millions of euros

Assets -
Inventories	1,933	1,066	457
Transactions in transit	55	33	203
Accrued interest	581	383	604
Non-accrued prepaid expenses	421	206	359
Other prepayments and accrued income	160	177	245
Other items	1,383	1,296	1,033

Total	3,952	2,778	2,297

Liabilities -
Transactions in transit	49	53	54
Accrued interest	2,079	1,918	1,820
Unpaid accrued expenses	1,412	1,321	1,381
Other accrued expenses and deferred income	667	597	439
Other items	780	586	498

Total	2,908	2,557	2,372

The heading “Inventories” includes the net carrying amount of the purchases of land and property that the Group’s property companies hold for sale or for their business. Of the amount reflected in the table above as of December 31, 2009, €776 million correspond to land and real estate purchased from customers in difficulties in Spain during 2009, net of their corresponding impairment (Note 50).

The principal companies in the Group that engage in real estate business activity and make up nearly all of the amount in the “Inventory” heading of the accompanying consolidated balance sheets are as follows: Anida Desarrollos Inmobiliarios, S.A., Inensur Brunete, S.L., Monasterio Desarrollo, S.L., Desarrollo Urbanístico Chamartín, S.A., Marina Llar, S.L., Montealiaga, S.A., Anida Desarrollo Singulares, S.L., Anida Operaciones Singulares, S.L., Anida Inmuebles España y Portugal, S.L. and Adprotel Strand, S.L.

23.	FINANCIAL LIABILITIES AT AMORTIZED COST

The breakdown of the balance under this heading in the accompanying consolidated balance sheets as of December 2009, 2008 and 2007 is as follows:

	2009	2008	2007
	Millions of euros

Deposits from central banks	21,166	16,844	27,326
Deposits from credit institutions	49,146	49,961	60,772
Customer deposits	254,183	255,236	219,610
Debt certificates (including bonds)	99,939	104,157	102,247
Subordinated liabilities	17,878	16,987	15,662
Other financial liabilities(*)	5,624	7,420	6,239

Total	447,936	450,605	431,856

(*)	The agreed dividend payable by BBVA but pending payment, relating to the third interim dividend against 2008 and 2007 results, paid in January of the following years, is included as of December 31, 2008 and 2007 (see Note 4).

23.1.  DEPOSITS FROM CENTRAL BANKS

The breakdown of the balance of this heading in the accompanying consolidated balance sheets as of December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
	Millions of euros

Bank of Spain	12,130	4,036	19,454
Credit account drawdowns	10,974	37	8,209
Other State debt and Treasury bills under repurchase agreement	—	2,904	—
Other assets under repurchase agreement	1,156	1,095	11,245
Other central banks	8,966	12,726	7,802

Subtotal	21,096	16,762	27,256

Accrued interest until expiration	70	82	70

Total	21,166	16,844	27,326

The financing limit assigned to the Group by the Bank of Spain and the rest of central banks and the amount drawn down as of December 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
	Millions of euros

Assigned	43,535	16,049	10,320
Drawn down	10,925	125	8,053

23.2.  DEPOSITS FROM CREDIT INSTITUTIONS

The breakdown of the balance of this heading in the accompanying consolidated balance sheets, according to the nature of the related transactions, as of December 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
	Millions of euros

Reciprocal accounts	68	90	3,059
Deposits with agreed maturity	30,608	35,785	33,576
Demand deposits	1,273	1,228	1,410
Other accounts	733	547	362
Repurchase agreements	16,263	11,923	21,988

Subtotal	48,945	49,573	60,395

Accrued interest until expiration	201	388	377

Total	49,146	49,961	60,772

The details by geographical area and the nature of the related instruments of this heading of the accompanying consolidated balance sheets as of December 31, 2009, 2008 and 2007, disregarding valuation adjustments, were as follows:

			Funds Received
	Demand	Deposits with	under Financial
2009	Deposits	Agree Maturity	Asset Transfers	Total
	Millions of euros

Spain	456	6,414	822	7,692
Rest of Europe	382	15,404	4,686	20,472
United States	150	5,611	811	6,572
Latin America	336	1,576	9,945	11,857
Rest of the world	16	2,336	—	2,352

Total	1,340	31,341	16,264	48,945

			Funds Received
	Demand	Deposits with	under Financial
2008	Deposits	Agree Maturity	Asset Transfers	Total
	Millions of euros

Spain	676	4,413	1,131	6,220
Rest of Europe	82	17,542	2,669	20,293
United States	40	8,164	1,093	9,297
Latin America	439	3,518	7,030	10,987
Rest of the world	80	2,696	—	2,776

Total	1,317	36,333	11,923	49,573

			Funds Received
	Demand	Deposits with	under Financial
2007	Deposits	Agree Maturity	Asset Transfers	Total
	Millions of euros

Spain	790	5,247	3,239	9,276
Rest of Europe	231	13,126	3,943	17,300
United States	3,077	6,853	881	10,811
Latin America	331	3,962	13,925	18,218
Rest of the world	40	4,750	—	4,790

Total	4,469	33,938	21,988	60,395

23.3.  CUSTOMERS DEPOSITS

The breakdown of the balance of this heading in the accompanying consolidated balance sheets, according to the nature of the related transactions, as of December, 31 2009, 2008 and 2007, was as follows:

	2009	2008	2007
	Millions of euros

Government and other government agencies	15,297	18,837	16,372
Spanish	4,291	6,320	6,844
Foreign	10,997	12,496	9,512
Accrued interest	9	21	16
Other resident sectors	93,190	98,630	90,863
Current accounts	20,243	20,725	22,798
Savings accounts	27,137	23,863	21,389
Fixed-term deposits	35,135	43,829	36,911
Reverse repos	7,186	9,339	8,785
Other accounts	3,031	62	141
Accrued interest	458	812	839
Non-resident sectors	145,696	137,769	112,375
Current accounts	33,697	28,160	25,453
Savings accounts	23,394	22,840	19,057
Fixed-term deposits	83,754	79,094	58,492
Repurchase agreements	4,415	6,890	8,545
Other accounts	103	104	166
Accrued interest	333	681	662

Total	254,183	255,236	219,610

Of which:
In euros	114,066	121,895	107,371
In foreign currency	140,117	133,341	112,239
Of which:
Deposits from other creditors without valuation adjustment	253,566	254,075	218,509
Accrued interest	617	1,161	1,101

The details by geographical area of this heading as of December 31, 2009, 2008 and 2007, disregarding valuation adjustments, were as follows:

			Deposits
	Demand	Saving	with Agreed
2009	Deposits	Deposits	Maturity	Repos	Total
	Millions of euros

Spain	23,836	27,245	38,370	7,572	97,023
Rest of Europe	2,975	457	18,764	3	22,199
United States	11,548	10,146	46,292	—	67,986
Latin America	24,390	13,593	20,631	4,413	63,027
Rest of the world	440	181	2,527	—	3,148

Total	63,189	51,622	126,584	11,988	253,383

			Deposits
	Demand	Saving	with agreed
2008	Deposits	Deposits	maturity	Repos	Total
	Millions of euros

Spain	26,209	23,892	45,299	9,745	105,145
Rest of Europe	3,214	360	22,733	34	26,341
United States	8,288	10,899	36,997	—	56,184
Latin America	20,219	9,911	20,195	6,867	57,192
Rest of the world	1,576	2,488	4,796	—	8,860

Total	59,506	47,550	130,020	16,646	253,722

			Deposits
	Demand	Saving	with agreed
2007	Deposits	Deposits	maturity	Repos	Total
	Millions of euros

Spain	28,339	21,467	37,862	9,199	96,867
Rest of Europe	3,055	315	12,555	10	15,935
United States	6,996	7,877	22,964	148	37,985
Latin America	18,677	9,445	21,854	8,392	58,368
Rest of the world	1,656	2,842	4,439	—	8,937

Total	58,723	41,946	99,674	17,749	218,092

23.4.  DEBT CERTIFICATES (INCLUDING BONDS) AND SUBORDINATED LIABILITIES

The breakdown of the heading “Debt certificates (including bonds)” in the accompanying consolidated balance sheets as of December 31, 2009, 2008 and 2007, by type of financial instruments, are as follows:

	2009	2008	2007
	Millions of euros

Promissory notes and bills
In euros	11,024	9,593	4,902
In other currencies	18,558	10,392	857

Subtotal	29,582	19,985	5,759

Bonds and debentures issued
In euros —
Non-convertible bonds and debentures at floating interest rates	8,593	11,577	18,955
Non-convertible bonds and debentures at fixed interest rates	5,932	4,736	6,154
Covered bonds	34,708	38,481	38,680
Hybrid financial instruments	389	—	—
Bonds from securitization realized by the Group	8,407	13,783	19,229
Accrued interest and others(*)	2,731	2,668	252
In foreign currency —
Non-convertible bonds and debentures at
floating interest rates	4,808	8,980	10,707
Non-convertible bonds and debentures at
fixed interest rates	2,089	1,601	1,322
Covered bonds	731	1,005	1,049
Hybrid financial instruments	1,342	—	—
Other securities associate to financial activities	—	15	—
Bonds from securitization realized by the Group	605	1,165	20
Accrued interest and others(*)	22	161	120

Subtotal	70,357	84,172	96,488

Total	99,939	104,157	102,247

(*)	Hedging operations and issuance costs.

The breakdown of the heading “Subordinated liabilities” of the accompanying consolidated balance sheets, by type of financial instruments, are as follows:

	2009	2008	2007
	Millions of euros

Subordinated debt	12,117	10,785	10,834
Preferred securities	5,188	5,464	4,561

Total gross	17,305	16,249	15,395

Accrued interest	573	738	267

Total	17,878	16,987	15,662

The changes in 2009, 2008 and 2007 under the headings “Debt certificates (including bonds)” and “Subordinated liabilities” are as follows:

	Balance at			Exchange	Balance at
	Beginning		Repurchase	Differences	the End of
2009	of Year	Issuances	or Refund	and others	Year
	Millions of euros

Debt certificates issued in the European Union	111,158	129,107	(126,713)	(6,484)	107,068
With information brochure	111,125	129,107	(126,713)	(6,485)	107,034
Without information brochure	33	—	—	1	34
Other debt certificates issued outside European Union	9,986	4,894	(4,343)	210	10,748

Total	121,144	134,001	(131,056)	(6,274)	117,816

	Balance at			Exchange	Balance at
	Beginning		Repurchase	Differences and	the End of
2008	of Year	Issuances	or Refund	Others	Year
	Millions of euros

Debt certificates issued in the European Union	109,173	107,848	(85,671)	(20,193)	111,158
With information brochure	109,140	107,848	(85,671)	(20,193)	111,125
Without information brochure	33	—	—	—	33
Other debt certificates issued outside European Union	8,737	42,494	(40,844)	(401)	9,986

Total	117,910	150,342	(126,515)	(20,594)	121,144

				Exchange	Balance at
	Balance at		Repurchase	Differences and	the End
2007	Beginning of Year	Issuances	or Refund	Others	of Year
	Millions of euros

Debt certificates issued in the European Union	95,107	64,972	(40,801)	(9,641)	109,637
With information brochure	95,077	64,967	(40,801)	(9,639)	109,604
Without information brochure	30	5	—	(2)	33
Other debt certificates issued outside European Union	5,471	3,589	(1,213)	425	8,272

Total	100,578	68,561	(42,014)	(9,216)	117,909

The detail of the most significant outstanding issuances, repurchases or refunds of debt instruments issued by the Bank or companies in the Group as of December 31, 2009, 2008 and 2007 are shown on Appendix X.

23.4.1  Promissory notes and bills

These promissory notes were issued mainly by BBVA, S.A. and Banco de Financiación, S.A.

23.4.2.  Bonds and debentures issued

The following table shows the weighted average interest rates of fixed and floating rate bonds and debentures issued in euros and foreign currencies in 2009, 2008 and 2007:

	2009		2008		2007
		Foreign		Foreign		Foreign
	Euros	Currency	Euros	Currency	Euros	Currency

Fixed rate	3.86%	5.00%	3.86%	4.79%	3.87%	5.12%
Floating rate	0.90%	2.56%	4.41%	4.97%	4.68%	5.97%

Most of the foreign-currency issuances are denominated in U.S. dollars.

23.4.3.  Subordinated liabilities

23.4.3.1.  Subordinated debt

These issuances are subordinated debt and, accordingly, for debt seniority purposes, they rank behind ordinary debt.

The breakdown of this heading in the accompanying consolidated balance sheets, without factoring in valuation adjustments, by currency of issuance and interest rate, is disclosed in Appendix X.

The change in 2009 in the heading “Subordinated Liabilities” of the accompanying consolidated balance sheets is due, primarily, to the issue of convertible subordinated obligations at a value of €2,000 million issued by BBVA in September 2009. These obligations have a 5% annual coupon, payable quarterly, and can be converted into Bank shares after the first year, at the Bank’s discretion, at each of the coupon payment dates, and by obligation on the date of their final maturity date, October 15, 2014. These obligations have been recognized as financial liabilities given that the number of Bank shares to be delivered is variable. The number of said shares will be that value at the date of conversion (determined based on the quoted value of the five sessions preceding the conversion) is equal to the nominal value of the obligations.

23.4.3.2.  Preferred securities:

The breakdown by issuer of this heading in the accompanying consolidated balance sheets as of December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
	Millions of euros

BBVA International, Ltd.(1)	500	500	500
BBVA Capital Finance, S.A.U.	2,975	2,975	1,975
Banco Provincial, S.A	67	70	66
BBVA International Preferred, S.A.U.(2)	1,628	1,901	2,003
Phoenix Loan Holdings, Inc.	18	18	17

Total	5,188	5,464	4,561

(1)	Traded on the Spanish AIAF market.

(2)	Traded on the London Stock Exchange and New York Stock Exchange.

These issues were fully subscribed by third parties outside the Group and are wholly or partially redeemable at the issuer company’s option after five or ten years from the issue date, depending on the terms of each issue.

Of the above, the issuances of BBVA International Ltd., BBVA Capital Finance, S.A.U. and BBVA International Preferred, S.A.U, are subordinately guaranteed by the Bank.

In 2009, there was a partial exchange of three issues of preferred securities of the company BBVA International Preferred, S.A.U. for two new preferred securities in the same company. As a result of said exchange, two issues in euros at €801 million and another in pounds sterling at 369 million pounds, which were substituted with one issue in euros at €645 million and another in pounds sterling at 251 million pounds. The debt instruments issued have substantially different conditions than those amortized in terms of their current value. Therefore, the Group has recognized gains of €228 million in the heading “Net gains (losses) on financial assets and liabilities” of the accompanying consolidated income statement for 2009 (see Note 44).

The breakdown of this heading in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate, is disclosed in Appendix X.

24.	LIABILITIES UNDER INSURANCE CONTRACTS

The details of the balance of this heading in the accompanying consolidated balance sheets as of December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
	Millions of euros

Technical provisions for:
Mathematical reserves	5,994	5,503	5,847
Provision for unpaid claims reported	712	640	580
Other insurance technical provisions	480	428	440

Total	7,186	6,571	6,867

25.	PROVISIONS

The details of the balance of this heading in the accompanying consolidated balance sheets as of December 31, 2009, 2008 and 2007 are as follows:

	Note	2009	2008	2007
		Millions of euros

Provisions for pensions and similar obligations	26	6,246	6,359	5,967
Provisions for taxes and other legal contingents		299	263	225
Provisions for contingent exposures and commitments		243	421	546
Other provisions		1,771	1,635	1,604

Total		8,559	8,678	8,342

The changes in 2009, 2008 and 2007 in the balances of this heading in the accompanying consolidated balance sheets are as follows:

Provisions for Pensions and Similar Obligation	Note	2009	2008	2007
		Millions of euros

Balance at beginning of the year		6,359	5,967	6,358
Add -
Year provision with a charge to income for the year		870	1,309	417
Interest expenses and similar charges	39	274	252	242
Personal expenses	46	44	55	71
Provision expenses	48	552	1,002	104
Charges in reserves(*)		147	74	—
Transfers and other changes		13	(1)	(4)
Less -
Payments		(1,087)	(963)	(843)
Amount use and other variations		(56)	(27)	39

Balance at end of the year		6,246	6,359	5,967

(*)	Correspond to actuarial losses (gains) arising from certain defined-benefit post-employment commitments recognized in “Reserves” in the consolidated balance sheets (see Note 2.2.12.).

Commitments and Contingent Risks Provisions	2009	2008	2007
	Millions of euros

Balance at beginning of the year	421	546	502
Add -
Year provision with a charge to income for the year	110	97	93
Transfers and other Changes	—	—	—
Less -
Available funds	(280)	(216)	(46)
Amount use and other variations	(8)	(6)	(3)

Balance at end of the year	243	421	546

Provisions for Taxes and Other Provisions	2009	2008	2007
	Millions of euros

Balance at beginning of the year	1,898	1,829	1,789
Add -
Year provision with a charge to income for the year	152	705	275
Acquisition of subsidiaries	—	—	56
Transfers and other Changes	360	254	14
Less -
Available funds	(103)	(245)	(140)
Amount use and other variations	(237)	(645)	(165)
Disposal of subsidiaries	—	—	—

Balance at end of the year	2,070	1,898	1,829

26.	PENSION AND OTHER COMMITMENTS

As described in Note 2.2.12, the Group has assumed both defined-benefit and defined-contribution post-employment commitments with its employees; the proportion of defined-contribution benefits is gradually increasing, mainly due to new hires.

26.1.  PENSION COMMITMENTS THROUGH DEFINED-CONTRIBUTION PLANS

The commitments with employees for pensions in post-employment defined-contribution plans correspond to current contributions the Group makes every year on behalf of active employees. These contributions are accrued and charged to the consolidated income statement in the corresponding financial year (see Note 2.2.12). No liability is therefore recognized in the accompanying consolidated balance sheets.

The contributions to the defined-contribution plans in 2009, 2008 and 2007 were €68, €71 and €58 million, respectively (see Note 46.1).

26.2	PENSION COMMITMENTS THROUGH DEFINED-BENEFIT PLANS AND OTHER LONG-TERM BENEFITS

Pension commitments in defined-benefit plans correspond mainly to employees who have retired or taken early retirement from the Group and to certain groups of employees still active in the Group in the case of pension benefits, and to the majority of active employees in the case of permanent incapacity and death benefits.

The following table shows the commitments under defined-benefit plans and the long-term post-employment benefits, which are recognized under the heading “Provisions” in the accompanying consolidated balance sheets corresponding to 2009, 2008, 2007, 2006 and 2005:

	2009	2008	2007	2006	2005
	Millions of euros

Post-employment benefits	7,995	7,985	7,816	8,173	7,639
Assets and Insurance contracts coverage	1,749	1,626	1,883	1,816	1,399

Net assets	—	—	(34)	—	—
Net liabilities (Note 25)	6,246	6,359	5,967	6,357	6,240

The commitments under defined-benefit plans as well as the rest of long-term post-employment benefits, in Spain and abroad as of December 31, 2009, 2008 and 2007, can be broken down as follows:

	Commitments in Spain			Commitments Abroad			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	Millions of euros

Post-employment benefits
Post-employment benefits	2,946	3,060	3,115	997	903	1,097	3,943	3,963	4,212
Early retirement	3,309	3,437	2,950	—	—	—	3,309	3,437	2,950
Post-employment welfare benefits	222	221	234	521	364	420	743	585	654
Total post-employment benefits	6,477	6,718	6,299	1,518	1,267	1,517	7,995	7,985	7,816

Insurance contracts coverage
Post-employment benefits	455	436	467	—	—	—	455	436	467
Plan assets
Post-employment benefits	—	—	—	952	889	1,062	952	889	1,062
Post-employment welfare benefits	—	—	—	342	301	354	342	301	354
Total assets and Insurance contracts coverages	455	436	467	1,294	1,190	1,416	1,749	1,626	1,883

Net commitments of plan assets	6,022	6,282	5,832	224	77	101	6,246	6,359	5,933

of which:
Net assets	—	—	—	—	—	(34)	—	—	(34)
Net liabilities(*)	6,022	6,282	5,832	224	77	135	6,246	6,359	5,967

(*)	Recognized under the heading “Provisions — Provisions for pensions and similar obligations” in the accompanying consolidated balance sheets.

Additionally, there are other commitments to employees, including long-service bonuses which are recognized under the heading “Other provisions” in the accompanying consolidated balance sheets (see Note 25). These amounted to €39 million as of December 31, 2009 of which €13 million correspond to Spanish companies and €26 million to companies abroad.

The balance of the heading “Provisions — Provisions for pensions and similar obligations” of the accompanying consolidated balance sheet as of December 31, 2009 included €206.2 million, for commitments for post-employment benefits maintained with previous executive members of the Board of Directors and the Bank’s

Management Committee. Likewise, it included €8 million, under the concept of commitments for post-employment benefits maintained with former non-executive members of the Board of Directors of the Group.

The charges recognized in the accompanying consolidated income statement for the year 2009, under the concept of commitments for pensions and similar obligations maintained by the Group with former members of the Board of Directors of the Bank and the Management Committee reached €6 million. For the year ended December 31, 2009, no charges for those concepts corresponding to former non-executive members of the Bank’s Board of Directors were recognized.

26.2.1  Commitments in Spain

The most significant actuarial assumptions used as of December 31, 2009, 2008 and 2007, to quantify these commitments are as follows:

Pension Actuarial Hypothesis Spain	2009	2008	2007

Mortality tables	PERM/F 2000P.	PERM/F 2000P.	PERM/F 2000P.
Discount rate (cumulative annual)	4.5%/AA corporate bond yield curve	4.5%/AA corporate bond yield curve	4.5%/AA corporate bond yield curve
Consumer price index (cumulative annual)	2%	2%	2%
Salary growth rate (cumulative annual)	At least 3% (depending on employee)	At least 3% (depending on employee)	At least 3% (depending on employee)
Retirement ages
	First date at which the employees are entitled to retire or contractually
	agreed at the individual level in the case of early retirements

The breakdown of the various commitments to employees in Spain is as follows:

Pension commitments in Spain

The situation of pension commitments in defined-benefit plans as of December 31, 2009, 2008 and 2007 is as follows:

Pension Commitments Spain	2009	2008	2007
	Millions of euros

Commitments to retired employees	2,847	2,852	2,733
Vested contingencies in respect of current employees	99	208	382

Net Commitments(*)	2,946	3,060	3,115

(*)	Recognized under the heading “Provision for pensions and similar obligations”

Insurance contracts have been contracted with insurance companies not related to the group to cover some pension commitments. These commitments are covered by assets and therefore are presented in the accompanying consolidated balance sheets for the net amount of the commitment less plan assets. As of December 31, 2009, 2008 and 2007, the plan assets related to the insurance contracts mentioned (shown in the previous table under the heading “Insurance contract cover”) equaled the amount of the commitments covered, therefore its net value was zero in the accompanying consolidated balance sheets.

The rest of commitments included in the previous table include defined-benefit commitments for which insurance has been contracted with BBVA Seguros, S.A. de Seguros y Reaseguros, which is 99.95% owned by the Group. The assets in which the insurance company has invested the amount of the policies cannot be considered plan assets under IAS 19 and are presented in the accompanying consolidated balance sheets under different headings of “assets”, depending on the classification of their corresponding financial instruments. The commitments are recognized under the heading “Provisions — Provision for pensions and similar obligations” of the accompanying consolidated balance sheets (see Note 25).

The changes in these commitments net of plan insurance contracts, contracted with insurance companies related to the Group in 2009, 2008 and 2007, were as follows:

Pension Net Commitment Spain	2009	2008	2007
	Millions of euros

Balance at beginning of year	2,624	2,648	2,817
Interest cost	114	116	109
Current service cost	18	14	18
Payments made	(249)	(167)	(163)
Prior service cost or changes in the plan	31	8	1
Actuarial losses (gains)	2	5	(134)
Other changes	(49)	—	—

Balance at end of year	2,491	2,624	2,648

The estimated benefit payments in millions of euros over the next 10 years are as follows:

	2010	2011	2012	2013	2014	2015-2019
	Millions of euros

Pension payments Spain	175	175	174	173	170	823

Early retirements in Spain

In 2009 the Group offered certain employees the possibility of taking early retirement before the age stipulated in the collective labor agreement in force. This offer was accepted by 857 employees (2,044 and 575 in 2008 and 2007, respectively).

The early retirements commitments in Spain as of December 31, 2009, 2008 and 2007 are recognized under the heading “Provisions — Provisions for pensions and similar obligations” (see Note 25) in the accompanying consolidated balance sheets amounted to €3,309 million, €3,437 million and €2,950 million, respectively.

The changes in these commitments in 2009, 2008 and 2007 for all the Group’s companies in Spain, were as follows:

Early Retirements Commitments Spain	2009	2008	2007
	Millions of euros

Balance at beginning of the year	3,437	2,950	3,186
Interest cost	135	117	112
Current services cost	430	1,004	294
Payments made	(712)	(618)	(587)
Other changes	15	(14)	—
Actuarial losses (gains)	4	(2)	(55)

Balance at end of the year	3,309	3,437	2,950

The cost of early retirements for the year was recognized under the heading “Provisions (Net) — Provisions for pensions and similar obligations — Early retirements” in the accompanying consolidated income statements (see Note 48).

The estimated benefit payments in millions of euros over the next 10 years are as follows:

	2010	2011	2012	2013	2014	2015-2019
	Millions of euros

Early retirements payments Spain	612	546	504	460	412	1,198

Other long-term commitments with employees in Spain

On October 18, 2007, the Bank signed a Social Benefit Standardization Agreement for their employees in Spain. The agreement standardizes the existing welfare benefits for the different groups of employees and, in some cases when a service is provided, quantifies it as an annual amount in cash. These welfare benefits include post-employment welfare benefits and other commitments with employees.

Post-employment welfare benefits in Spain

The details of these commitments as of December 31, 2009, 2008 and 2007 are as follows:

Post-Employment Welfare Benefits Spain	2009	2008	2007
	Millions of euros

Post-employment welfare benefit commitments to retired employees	183	181	192
Vested post-employment welfare benefit contingencies in respect of current employees	39	40	42

Net Commitments(*)	222	221	234

(*)	Recognized under the heading “Provisions for pensions and similar obligations”

The changes in these commitments in 2009, 2008 and 2007 for all the Group’s companies in Spain, were as follows:

Post-Employment Welfare Benefits Spain	2009	2008	2007
	Millions of euros

Balance at beginning of year	221	234	223
Interest cost	10	11	9
Current service cost	2	2	2
Payments made	(19)	(43)	(12)
Prior service cost or changes in the plan	5	—	8
Other changes	6	16	3
Actuarial losses (gains)	(3)	1	1

Balance at end of year	222	221	234

The estimated benefit payments in millions of euros over the next 10 years are as follows:

	2010	2011	2012	2013	2014	2015-2019
	Millions of euros

Post-employment welfare benefits payments Spain	20	19	18	17	17	83

Other commitments with employees

Long-service bonuses

In addition to the post-employment welfare benefits mentioned above, the Group maintained certain commitments in Spain with some employees, called “Long-service bonuses”. These commitments were for payment of a certain amount in cash and for the allotment of Banco Bilbao Vizcaya Argentaria S.A. shares, when these employees complete a given number of years of effective service.

The Benefit Standardization Agreement mentioned above established that the long-service bonuses terminated as of December 31, 2007. Employees meeting the seniority conditions established are entitled to receive only the value of the commitment accrued to December 31, 2007.

In November 2007, the Group in Spain offered to these employees the option to redeem the accrued value of such share benefits prior to the established date of seniority. The offer was accepted by most of employees and the settlement (by allotment of shares or cash) took place in December 2007.

The value of the long-service bonuses as of December 31, 2009 for employees who did not choose early settlement is recognized under the heading “Provisions — Other provisions” of the accompanying consolidated balance sheets with the figure of €13 million (see Note 25).

Summary on the consolidated income statements by defined benefit plans commitments

The charges corresponding to 2009, 2008 and 2007 for commitments in post-employment benefits in entities in Spain are summarized below:

	Note	2009	2008	2007
		Millions of euros

Interest expense and similar charges	39
Interest cost of pension funds		259	244	230
Personnel expenses	46
Transfer to pensions plans		18	14	18
Welfare benefits		2	2	2
Provisions (net)	48
Provisions for pension and similar obligations
Pension funds		—	8	(180)
Early retirements		434	1,004	294

Total		713	1,272	364

26.2.2.  Commitments abroad:

As of December 31, 2009, 2008 and 2007 the main commitments with employees abroad correspond to those in Mexico, Portugal and United States, which jointly represent 94%, 94% and 96% respectively of the total commitments with employees abroad and 18%, 15% and 19% respectively of the total commitments with employees in the BBVA Group as a whole.

As of December 31, 2009 the breakdown by country of the various commitments with employees of the BBVA Group abroad was as follows:

		Plan	Net
Commitments Abroad	Commitments	Assets	Commitments
	Millions of euros

Pension commitments
Mexico	398	424	(26)
Portugal	321	320	1
United States	194	162	32
Rest	84	46	38

	997	952	45

Post-employment welfare benefits
Mexico	511	342	169
Portugal	—	—	—
United States	—	—	—
Rest	10	—	10

	521	342	179

Total commitments	1,518	1,294	224

26.2.2.1.  Commitments with employees in Mexico

In Mexico, the main actuarial assumptions used in quantifying the commitments with employees as of December 31, 2009, 2008 and 2007, were as follows:

Pension Actuarial Hypothesis Mexico	2009	2008	2007

Mortality tables	EMSSA 97	EMSSA 97	EMSSA 97
Discount rate (cumulative annual)	9.25%	10.25%	8.75%
Consumer price index (cumulative annual)	3.75%	3.75%	3.60%
Medical cost trend rates	6.75%	6.75%	5.75%
Expected rate of return on plan assets	9.40%	9.75%	8.75%

• Pension commitments in Mexico

The plan assets related to these commitments are to be used directly to settle the vested obligations and meet the following conditions: They are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. In 2009, the return on plan assets amounts to €43 million. The vested obligations related to these commitments are disclosed in the accompanying consolidated balance sheets net of the plan assets for these commitments.

As of December 31, 2009 the plan assets for these commitments were all in debt securities.

On December 2008 new defined-contribution plan was put in place in Mexico on a voluntary basis; it substitutes the current defined-benefit plan commitments. Approximately 70% of the workforce opted to sign up for the new plan, triggering a decrease in the pension obligations included in the tables showing the changes in commitments in 2009.

The changes of these commitments and plan assets in 2009, for all Group’s companies in Mexico, were as follows:

		Plan	Net
Pension Net Commitments Mexico	Commitments	Assets	Commitments
	Millions of euros

Balance at beginning of year	387	436	(49)
Finance expenses	35	—	35
Finance income	—	37	(37)
Current service cost	4	—	4
Prior service cost of changes in the plan	1	—	1
Acquisitions or divestments made	—	—	—
Effect of reductions or settlement	(1)	—	(1)
Payments	(31)	(31)	—
Exchange difference	6	6	—
Actuarial losses (gains)	30	6	24
Contributions	—	3	(3)
Other movements(*)	(33)	(33)	—

Balance at end of year	398	424	(26)

(*)	This change, in commitments and affected assets, corresponds to the new system of contribution by the collective that accepted the proposal for the migration of their commitments

As of December 31, 2008, the excess of affected assets over the commitments amounts to €49 million. As of December 31, 2007 the net commitments of plan assets amounted to €12 million.

The net commitments of the plan assets mentioned above are recognized under the heading “Provisions-Provisions for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 25).

The estimated benefit payments in millions of euros over the next 10 years for all the companies in Mexico are as follows:

	2010	2011	2012	2013	2014	2015-2019
	Millions of euros

Pension payments Mexico	32	30	31	31	32	191

The following is a summary of the charges for these commitments, for all Group’s companies in Mexico, in the consolidated income statements corresponding to 2009, 2008 and 2007:

Pension Commitments Mexico Profit and Losses Summary	2009	2008	2007
	Millions of euros

Interest expense and similar charges	(2)	1	1
Personnel expenses	4	15	17
Provisions (net)	(1)	(66)	(3)

Total	1	(50)	15

• Post-employment welfare benefits in Mexico

The plan assets related to these commitments are to be used directly to settle the vested obligations and meet the following conditions: They are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. In 2009, the return on plan assets for the post-employment welfare benefits commitments amounts to €44 million. The vested obligations related to these commitments are disclosed in the accompanying consolidated balance sheets net of the plan assets for these commitments.

The plan assets for these commitments are all in debt securities.

The net commitments of the above plan assets are recognized under the heading “Provisions — Provision for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 25).

The changes in these commitments and plan assets in 2009 for all Groups’ companies in Mexico were as follows:

		Plan	Net
Post-Employment Welfare Benefits in Mexico	Commitments	Assets	Commitments
	Millions of euros

Balance at beginning of year	360	301	59
Finance expenses	37	—	37
Finance income	—	28	(28)
Current service cost	11	—	11
Prior service cost of changes in the plan	—	—	—
Acquisitions or divestments made	—	—	—
Effect of reductions or settlement	(4)	—	(4)
Payments	(18)	(18)	—
Exchange difference	6	6	—
Actuarial losses (gains)	119	16	103
Contributions	—	9	(9)
Other movements	—	—	—

Balance at end of year	511	342	169

As of December 31, 2008 and 2007 the net commitments of plan assets amounted to €59 million and €62 million respectively.

The following is a summary of the charges for these commitments, for all Group’s companies in Mexico, in the consolidated income statements corresponding to 2009, 2008 and 2007:

Post-Employment Welfare Benefits Mexico
Profit and Losses Summary	2009	2008	2007
	Millions of euros

Interest expense and similar charges	9	5	5
Personnel expenses	11	14	16
Provisions (net)	(4)	(17)	13

Total	16	2	34

The sensitivity analysis to changes in trend rates growth of medical care costs for 2009 by BBVA Bancomer, S.A. is as follows:

Post-Employment Welfare Benefits Mexico
Sensitivity Analysis	1% Increase	1% Decrease
	Millions of euros

Increase/Decrease in current services cost and interest cost	14	(11)
Increase/Decrease in commitments	101	(79)

26.2.2.2. Pension Commitments in Portugal:

In Portugal, the main actuarial assumptions used in quantifying the commitments as of December 31, 2009, 2008 and 2007, are as follows:

Post-Employment Actuarial Hypothesis Portugal	2009	2008	2007

Mortality tables	TV 88/90	TV 88/90	TV 88/90
Discount rate (cumulative annual)	5.35%	5.90%	5.30%
Consumer price index (cumulative annual)	2.00%	2.00%	2.00%
Salary growth rate (cumulative annual)	3.00%	3.00%	3.00%
Expected rate of return on plan assets	4.50%	4.60%	4.60%

The plan assets related to these commitments are to be used directly to settle the vested obligations and meet the following conditions: They are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. In 2009 the return on plan assets related to these pension commitments reached €24 million. The vested obligations related to these commitments are disclosed in the accompanying consolidated balance sheets net of the plan assets for these commitments.

The distribution of the main categories of plan assets related to these commitments as of 31 December, 2009, 2008 and 2007 for all Group’s companies in Portugal was as follows:

		%
Plan Assets Portugal	2009	2008	2007

Equity securities	—	8.7	13.0
Debt securities	93.2	85.3	83.5
Property, Land and Buildings	—	0.5	0.3
Cash	5.2	3.6	0.8
Other investments	1.6	1.9	2.4

The changes to these commitments and plan assets in 2009, for all Group’s companies in Portugal, were as follows:

Pension Net Commitments Portugal	Commitments	Plan Assets	Net Commitments
	Millions of euros

Balance at beginning of year	283	283	—
Finance expenses	16	—	16
Finance income	—	13	(13)
Current service cost	4	—	4
Prior service cost of changes in the plan	—	—	—
Acquisitions or divestments made	—	—	—
Effect of reductions or settlement	10	—	10
Payments	(16)	(16)	—
Exchange difference	—	—	—
Actuarial losses (gains)	24	11	13
Contributions	—	29	(29)
Other movements	—	—	—

Balance at end of year	321	320	1

As of December 31, 2008, the amount of the affected assets was equal to that of the commitments. As of December 31, 2007 the net commitments of plan assets amounted to €3 million.

The net commitments of the plan assets mentioned above are recognized under the heading “Provisions-Provisions for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 25).

The estimated benefit payments in millions of euros over the next 10 years are as follows:

	2010	2011	2012	2013	2014	2015-2019
			Millions of euros

Pensions payments Portugal	16	16	17	18	18	102

The following is a summary of the charges for these commitments, for all Group’s companies in Portugal, in the consolidated income statements corresponding to 2009, 2008 and 2007:

Pension Commitment Portugal Profit and Losses Summary	2009	2008	2007
	Millions of euros

Interest expense and similar charges	3	2	2

Personnel expenses	4	4	5
Provisions (net)	10	—	11

Total	17	6	18

26.2.2.3.	Pension commitments in the United States:

In the United States, the main actuarial assumptions used in quantifying the commitments as of December 31, 2009, 2008 and 2007, are as follows:

Pension Actuarial Hypothesis United States	2009	2008	2007

Mortality tables	RP 2000 Projected	RP 2000 Projected	RP 2000 Projected
Discount rate (cumulative annual)	5.93%	6.92%	6.62%
Consumer price index (cumulative annual)	2.50%	2.50%	2.50%
Salary growth rate (cumulative annual)	3.50%	4.00%	4.00%
Expected rate of return on plan assets	7.50%	7.50%	7.50%
Medical care growth rate	8% to 5% 2010-2013	n/a	n/a

The plan assets related to these commitments are to be used directly to settle the vested obligations and meet the following conditions: They are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. In 2009 the return on plan assets related to these pension commitments reached €27 million. The vested obligations related to these commitments are disclosed in the accompanying consolidated balance sheets net of the plan assets for these commitments.

The distribution of the main category of plan assets related to these commitments as of 31 December, 2009, 2008 and 2007 for all the companies in the United States was as follows:

	%
Pension Plan Assets United States	2009	2008	2007

Equity securities	63.6	52.7	59.2
Debt securities	35.1	46.0	39.9
Property, Land and Buildings	—	—	—
Cash	—	1.3	—
Other investments	1.3	—	0.9

The changes of these commitments and plan assets in 2009, for all Group’s companies in United States, were as follows:

Pension Net Commitments United States	Commitments	Plan Assets	Net Commitments
	Millions of euros

Balance at beginning of year	167	133	34
Finance expenses	11	—	11
Finance income	—	10	(10)
Current service cost	5	—	5
Prior service cost of changes in the plan	(1)	—	(1)
Acquisitions or divestments made	—	—	—
Effect of reductions or settlement	—	—	—
Payments	(7)	(7)	—
Exchange difference	(6)	(5)	(1)
Actuarial losses (gains)	25	17	8
Contributions	—	14	(14)
Other movements	—	—	—

Balance at end of year	194	162	32

As of December 31, 2008 and 2007 the net commitments of plan assets amounted to €34 million and €-7 million respectively.

The net commitments of the plan assets mentioned above are recognized under the heading “Provisions-Provisions for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 25).

The estimated benefit payments in millions of euros over the next 10 years are as follows:

	2010	2011	2012	2013	2014	2015-2019
	Millions of euros

Pension payments United States	7	8	8	9	10	63

The following is a summary of the charges for these commitments, for all Group’s companies in the United States, in the consolidated income statements corresponding to 2009, 2008 and 2007:

Pension Commitments United States Profit and Losses Summary	2009	2008	2007
	Millions of euros

Interest expense and similar charges	1	(2)	—
Personnel expenses	5	5	2
Provisions (net)	—	(2)	(6)

Total	6	1	(4)

26.2.2.4.	Commitments with employees in other countries

In other countries, the commitments for post-employment defined-benefit plans and other post-employment benefits as of December 31, 2009 amounted to €84 million for pension commitments and €10 million for post-employment welfare benefits.

Below is a summary of the charges resulting from these commitments on the consolidated income statements corresponding to 2009, 2008 and 2007 for all the Group’s companies in other countries:

Post-Employment Commitments Other Countries Profit and Losses Summary	2009	2008	2007
	Millions of euros

Interest expense and similar charges	4	2	3
Personnel expenses	—	1	3
Provisions (net)	6	—	5

Total	10	3	11

27.	COMMON STOCK

As of December 31, 2009, the share capital of BBVA amounted to €1,836,504,869.29, divided into 3,747,969,121 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts.

All BBVA shares carry the same voting and dividend rights and no single shareholder enjoys special voting rights. There are no shares that do not represent an interest in the Bank’s capital.

The shares of BBVA are traded on the stock market in Spain and in the markets in London and Mexico. American Depositary Shares (ADSs) quoted in New York are also traded on the Lima (Peru) Stock Exchange, by virtue of an exchange agreement entered into between these two markets.

As of December 31, 2009, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Francés, S.A. and AFP Provida were also traded on their respective local stock markets, with BBVA Banco Francés and AFP Provida also being traded on the New York Stock Exchange. In addition, BBVA Banco Francés, S.A. is traded on the Latin-American market of the Madrid Stock Exchange.

As of December 31, 2009, Manuel Jove Capellán owned 4.86% of BBVA common stock through the companies Inveravante Inversiones Universales, S.L. and Bourdet Inversiones, SICAV, S.A.

Blackrock Inc, with a registered office in the United Kingdom, also notified BBVA that as a result of the acquisition on December 1 of Barclays Global Investors (BGI), it now has a 4.45% indirect holding in BBVA’s common stock through the company Blackrock Investment Management (UK).

In addition, as of December 31, 2009, Chase Nominees Ltd, State Street Bank and Trust Co., The Bank of New York Mellon, The Bank of New York International Nominees and Clearstream AG, in their capacity as international custodian/depositary banks, held 6.89%, 5.25%, 3.80%, 3.43% and 3.13% of BBVA common stock, respectively.

BBVA is not aware of any direct or indirect interests through which ownership or control of the Bank may be exercised.

BBVA has not been notified of the existence of any agreements between shareholders to regulate the exercise of voting rights at the Bank’s AGMs, or to restrict or place conditions upon the free transferability of BBVA shares. The Bank is also not aware of any agreement that might result in changes in the control of the issuer.

At the AGM held on March 13, 2009 the shareholders resolved to delegate to the Board of Directors, in accordance with Article 153.1.b) of the Spanish Corporations Act, the power to increase capital, on one or several occasions, by a maximum par value equal to 50% of the Company’s subscribed and paid-up share capital at the date of the resolution, i.e. €918,252,434.60. Article 159.2 of the Corporations Act empowers the Board to exclude the preferred subscription right in relation to these share issues, although these powers will be limited to 20% of the Company’s share capital. The directors have the legally established time limit in which to increase the capital, i.e., five years. So far BBVA has not issued any shares under this authorization.

At the AGM held on March 14, 2008 the shareholders resolved to delegate to the Board of Directors for a five-year period the right to issue bonds, convertible and/or exchangeable into Bank shares for a maximum total of €9,000 million. The powers include the right to establish the different aspects and conditions of each issue, including the power to exclude the preferential subscription rights of shareholders in accordance with the Corporations Act, to determine the basis and methods of conversion and to increase capital stock in the amount considered necessary. In virtue of this authorization, the Board of Directors agreed at its meeting on July 27, 2009 to issue €2,000 million euros of convertible bonds, excluding the right to preferential subscription.

Previously, the AGM held on March 18, 2006 had agreed to delegate to the Board of Directors the faculty to issue, within a maximum legal period of five years as of said date, on one or several occasions, directly or through subsidiary companies fully underwritten by the Bank, any kind of debt instruments through debentures, any class of bonds, promissory notes, any class of commercial paper or warrants, which may be totally or partially exchangeable for equity that the Company or another company may already have issued, or via contracts for difference (CFD), or any other senior or secured nominative or bearer debt securities (including mortgage-backed bonds) in euros or any other currency that can be subscribed in cash or kind, with or without the incorporation of rights to the securities (warrants), subordinated or not, with a limited or open-ended term. The total maximum nominal amount authorized is €105,000 million. This amount was increased by €30,000 million by the Ordinary General Stockholders’ Meeting held on March 16, 2007, by €50,000 million by the AGM on March 14 2008, and by an additional €50,000 million by the AGM on March 13, 2009. Accordingly, the maximum total nominal amount delegated by the General Meeting was €235,000 million.

28.	SHARE PREMIUM

The amounts under this heading in the accompanying consolidated balance sheets total €12,453, €12,770 and €12,770 million as of 31 December, 2009, 2008 and 2007, respectively.

The change in the balance in 2009 is the result of a charge of €317 million corresponding to the payment to shareholders on April 20, 2009 as a complement to dividends for 2008, which was approved at the AGM on March 13, 2009 (see Note 4)

This payment consisted in a total of 60,451,115 treasury stock (see Note 30) at one (1) share for each sixty-two (62) held by shareholders at market close on April 9, 2009. These shares are valued at €5.25 each (the average weighted price per share of Banco Bilbao Vizcaya Argentaria, S.A. in the Spanish stock market (continuous market) on March 12, the day before that of the AGM mentioned above.

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

29.	RESERVES

The breakdown of the balance under this heading in the accompanying consolidated balance sheets as of December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
	Millions of euros

Legal reserve	367	367	348
Restricted reserve for retired capital	88	88	88
Restricted reserve for Parent Company shares	470	604	912
Restricted reserve for redenomination of capital in euros	2	2	2
Revaluation Royal Decree-Law 7/1996	48	82	85
Voluntary reserves	2,918	1,927	822
Consolidation reserves attributed to the
Bank and dependents consolidated companies	8,181	6,340	3,803

Total	12,074	9,410	6,060

29.1.	LEGAL RESERVE

Under the amended Corporations Act, 10% of any profit made each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of the share capital. This limit had already been reached the 20% by Banco Bilbao Vizcaya Argentaria, S.A. as of December 31, 2009. The legal reserve can be used to increase the share capital provided that the remaining reserve balance does not fall below 10% of the increased capital.

To the extent mentioned above, and until the legal reserve exceeds 20% of capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

29.2.	RESTRICTED RESERVES

Pursuant to the amended Spanish Corporations Act, a restricted reserve is recognized resulting from the reduction of the nominal value of each share in April 2000, and another restricted reserve resulting from the amount of treasury stock held by the Bank at each period-end, as well as by the amount of customer loans outstanding at those dates that were granted for the purchase of, or are secured by, the Bank’s shares.

Finally, pursuant to Law 46/1998 on the introduction of the euro, a restricted reserve is recognized as a result of the rounding effect of the redenomination of the share capital in euros.

29.3.	REVALUATION OF ROYAL DECREE-LAW 7/1996 (REVALUATION AND REGULARIZATION OF THE BALANCE SHEET)

Prior to the merger, Banco de Bilbao, S.A. and Banco de Vizcaya, S.A. availed themselves of the legal provisions applicable to the regularization and revaluation of balance sheets. Thus, on December 31, 1996, Banco Bilbao Vizcaya, S.A. revalued its tangible assets pursuant to Royal Decree-Law 7/1996 of June 7 by applying the maximum coefficients authorized, up to the limit of the market value arising from the existing valuations. The resulting increases in the cost and depreciation of tangible fixed assets were calculated and allocated as follows:

2009
Millions of euros

Legal revaluations and regularizations of tangible assets:
Cost	187
Less:
Single revaluation tax (3%)	(6)
Balance as of December 31, 1999	181
Rectification as a result of review by the tax authorities in 2000	(5)
Transfer to voluntary reserves	(128)

Total	48

Following the review of the balance of the “Revaluation Reserve pursuant to Royal Decree-Law 7/1996”, June 7, account by the tax authorities in 2000, this balance could only be used, free of tax, to offset recognized losses and to increase share capital until January 1, 2007. From that date, the remaining balance of this account can also be allocated to unrestricted reserves, provided that the surplus has been depreciated or the revalued assets have been transferred or derecognized.

29.4.	RESERVES AND LOSSES AT CONSOLIDATED COMPANIES:

The breakdown, by company or corporate group, of the balances under these headings in the accompanying consolidated balance sheets as of December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
	Millions of euros

Fully and proportionately consolidated companies
BBVA Bancomer Group	4,022	3,489	2,782
BBVA Chile Group	419	248	155
BBVA Banco Provincial Group	413	198	84
BBVA Continental Group	127	95	79
BBVA Puerto Rico Group	72	44	43
BBVA USA Bancshares Group	71	(84)	23
BBVA Portugal Group	(207)	(220)	(236)
BBVA Colombia Group	(209)	(264)	(313)
BBVA Banco Francés Group	(139)	(305)	(441)
BBVA Luxinvest, S.A.	1,239	1,232	1,295
Corporacion General Financiera, S.A.	1,229	979	965
BBVA Seguros, S.A.	1,052	862	681
Anida Grupo Inmobiliario, S.L.	401	380	296
Cidessa Uno, S.L.	746	298	197
BBVA Suiza, S.A.	233	222	197
Bilbao Vizcaya Holding, S.A.	166	150	104
Finanzia, Banco de Crédito, S.A.	146	144	139
Compañía de Cartera e Inversiones, S.A.	123	121	(10)
Banco Industrial de Bilbao, S.A.	96	114	95
BBVA Panama, S.A.	118	108	85
Almacenes Generales de Depósito, S.A.E.	105	97	90
BBVA Ireland Public Limited Company	103	103	97
Participaciones Arenal, S.L.	(181)	(182)	(182)
Banco de Crédito Local, S.A.	—	(243)	(243)
BBVA International Investment Corporation	—	(418)	(424)
Rest	(55)	117	(10)

Subtotal	10,090	7,285	5,548

Using the equity method:	309	609	451

Corp. IBV Participaciones Empresariales, S.A.	249	437	428
CITIC Group	31	151	(5)
Tubos Reunidos, S.A.	51	53	66

Rest	(22)	(32)	(38)

Total	10,399	7,894	5,999

For the purpose of allocating the reserves and accumulated losses at the consolidated companies shown in the above table, the transfers of reserves arising from the dividends paid and transactions between these companies are taken into account in the period in which they took place.

As at December 31, 2009, 2008 and 2007, the individual financial statements of the subsidiaries giving rise to the balances recognized in “Reserves and losses at consolidated companies — Fully and proportionately consolidated companies” in the table above included €2,410 million €2,217 million and €1,706 million, respectively, of restricted reserves, all of which are restricted for the companies’ shares.

30.	TREASURY STOCK

In 2009, 2008 and 2007 the Group companies performed the following transactions with shares issued by the Bank:

	2009		2008		2007
	Number of	Millions of	Number of	Millions of	Number of	Millions of
	Shares	Euros	Shares	Euros	Shares	Euros

Balance as of January 1	61,539,883	720	15,836,692	389	8,306,205	147
+ Purchases	688,601,601	6,431	1,118,942,855	14,096	921,700,213	16,156
− Sales and other changes	(733,499,430)	(6,835)	(1,073,239,664)	(13,745)	(914,169,726)	(16,042)
+/− Derivatives over BBVA shares	—	(92)	—	(20)	—	128

Balance at end of year	16,642,054	224	61,539,883	720	15,836,692	389

Of which:
Held by BBVA	8,900,623	128	4,091,197	143	291,850	129
Held by Corporación General Financiera, S.A.	7,740,902	96	57,436,183	577	15,525,688	260
Held by other subsidiaries	529	—	12,503	—	19,154	—
Average purchase price in euros	9.34		12.6		17.53
Average selling price in euros	8.95		12.52		17.51
Net gain or losses on transactions (Shareholders’ funds-Reserves)	(238)		(172)		(26)

The amount under the heading of “Sales and other changes” in the above table in 2009 includes the allocation of treasury stock to the shareholders as an additional remuneration to complement the dividends for 2008 (see Note 28).

The percentages of treasury stock held by the Group in 2009, 2008 and 2007 were as follows:

	2009		2008		2007
	Min	Max	Min	Max	Min	Max

% treasury stock	0.020%	2.850%	0.318%	3.935%	0.136%	1.919%

The number of shares of BBVA accepted in pledge as of December 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007

Number of shares in pledge	92,503,914	98,228,254	96,613,490
Nominal value	0.49	0.49	0.49
% of share capital	2.47%	2.62%	2.58%

The number of BBVA shares owned by third parties but managed by a company in the Group as of December 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007

Number of shares property of third parties	82,319,422	104,534,298	105,857,665
Nominal value	0.49	0.49	0.49
% of share capital	2.20%	2.79%	2.80%

31.	VALUATION ADJUSTMENTS

The breakdown of the balance under this heading in the accompanying consolidated balance sheets as of December 2009, 2008 and 2007 is as follows:

	Note	2009	2008	2007
		Millions of euros

Available-for-sale financial assets	12.4	1,951	931	3,546
Cash flow hedging		188	207	(50)
Hedging of net investments in foreign transactions		219	247	297
Exchange differences	2.2.16	(2,236)	(2,231)	(1,588)
Non-current assets held for sale		—	—	—
Entities accounted for using the valuation method		(184)	(84)	47
Other valuation adjustments		—	—	—

Total		(62)	(930)	2,252

The balances recognized under these headings are presented net of tax.

32.	NON-CONTROLLING INTEREST

The breakdown by consolidated company of the balance under the heading “Non-controlling interest” of consolidated equity as of December 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
	Millions of euros

BBVA Colombia Group	30	26	23
BBVA Chile Group	280	194	195
BBVA Banco Continental Group	391	278	246
BBVA Banco Provincial Group	590	413	267
BBVA Banco Francés Group	127	88	87
Other companies	45	50	62

Total	1,463	1,049	880

The amount share in net income in 2009, 2008 and 2007 of the non-controlling interests in the Group was as follows. These amounts are recognized in the heading “Non-controlling interest” of the accompanying consolidated income statements:

	2009	2008	2007
	Millions of euros

BBVA Colombia Group	6	5	5
BBVA Chile Group	64	31	43
BBVA Banco Continental Group	126	97	76
BBVA Banco Provincial Group	148	175	106
BBVA Banco Francés Group	33	44	36
Other companies	8	13	23

Total	385	365	289

33.	CAPITAL BASE AND CAPITAL MANAGEMENT

Capital base

Bank of Spain Circular 3/2008, of May 22, on the calculation and control of minimum capital base requirements, regulates the minimum capital base requirements for Spanish credit institutions — both as individual entities and as consolidated groups — and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

Circular 3/2008 implements Spanish legislation on capital base and consolidated supervision of financial institutions, as well as adapting Spanish law to the relevant European Union Directives, in compliance with the Accord by the Basel Committee on Banking Supervision (Basel II).

The minimum capital base requirements established by Circular 3/2008 are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in said Circular and the internal Corporate Governance obligations.

In 2009 and 2008, the solvency ratios were calculated in accordance with the criteria under Bank of Spain Circular 3/2008. In 2007 these ratios were still subject to the criteria under the previous circular (Bank of Spain Circular 5/1993, March 26).

As of December 31, 2009, 2008 and 2007, the Group’s capital exceeded the minimum capital base level required by regulations in force on each date as shown below:

	2009(*)	2008	2007
	Millions of euros

Basic equity	27,114	22,107	19,115
Common Stock	1,837	1,837	1,837
Parent company reserves	20,892	21,394	18,389
Reserves in consolidated companies	1,600	(626)	—
Non-controlling interests	1,245	928	760
Other equity instruments	7,130	5,391	4,491
Deductions (Goodwill and others)	(8,177)	(9,998)	(9,654)
Attributed net income (less dividends)	2,587	3,181	3,292
Additional equity	12,116	12,543	13,924
Other deductions	(2,133)	(957)	(1,786)
Additional equity due to mixed group(**)	1,305	1,129	1,160

Total Equity	38,402	34,822	32,413

Minimum equity required	23,282	24,124	25,386

(*)	Provisional data.

(**)	Mainly insurance companies in the Group.

Capital management

Capital management in the Group has a twofold aim: to preserve the level of capitalization, in accordance with the business objectives in all the countries in which it operates; and, at the same time, to maximize the return on shareholders’ funds through the efficient allocation of capital to the different units, good management of the balance sheet and appropriate use of the various instruments forming the basis of the Group’s equity: stock, preferential stock and subordinate debt.

This capital management is carried out in accordance with the criteria of the Bank of Spain Circular 3/2008, both in terms of determining the capital base and the solvency ratios. This regulation allows each entity to apply its own internal ratings based (IRB) approach to risk and capital management.

The Group carries out an integrated management of these risks, in accordance with its internal policies (see Note 7) and its internal capital estimation model has received the Bank of Spain’s approval for certain portfolios.

Capital is allocated to each business area (see Note 6) according to economic risk capital (CaR) criteria, which are based on the concept of unexpected loss with a specific confidence level, as a function of a solvency target determined by the Group. This target is established at two levels: adjusted core capital, which determines the allocated capital and serves as a reference to calculate the return generated on equity (ROE) by each business; and total capital, which determines the additional allocation in terms of subordinate debt and preferred securities.

Because of its sensitivity to risk, ERC is an element linked to policies for managing the actual businesses. The procedure provides a harmonized basis for assigning capital to businesses according to the risks incurred and makes it easier to compare returns.

34.	FINANCIAL GUARANTEES AND DRAWABLE BY THIRD PARTIES

The breakdown of the balances of these items as of December 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
	Millions of euros

Contingent exposures —
Collateral, bank guarantees and indemnities	26,266	27,649	27,997
Rediscounts, endorsements and acceptances	45	81	58
Rest	6,874	8,222	8,804

	33,185	35,952	36,859

Contingent commitments —
Drawable by third parties:	84,925	92,663	101,444
Credit institutions	2,257	2,021	2,619
Government and other government agency	4,567	4,221	4,419
Other resident sectors	29,604	37,529	42,448
Non-resident sector	48,497	48,892	51,958
Other commitments	7,398	6,234	5,496

Total	92,323	98,897	106,940

Since a significant portion of these amounts will reach maturity without any payment obligation materializing for the consolidated companies, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the Group to third parties.

In 2009, 2008 and 2007 no issuances of debt securities carried out by associate entities, jointly controlled entities (accounted for using the equity method) or non-Group entities have been guaranteed.

35.	ASSETS ASSIGNED TO OTHER OWN AND THIRD-PARTY OBLIGATIONS

In addition to those mentioned in other notes in these annual financial statements as at December 31, 2009 and 2008 and 2007 (see Notes 13 and 26) the assets of consolidated entities that guaranteed their own obligations amounted to €81,231 million, €76,259 million and €58,406 million. This amount mainly corresponds to assets allocated as collateral for certain lines of short-term finance assigned to the Group by the Bank of Spain and to the issue of long-term mortgage-backed securities (Note 23.4) which, pursuant to the Mortgage Market Act, are admitted as third-party collateral.

As of December 31, 2009, 2008 and 2007, none of the Group’s assets were linked to any additional third-party obligations apart from those described in the various notes to these accompanying consolidated annual financial statements.

36.	OTHER CONTINGENT ASSETS AND LIABILITIES

As of December 31, 2009, 2008 and 2007, there were no significant contingent assets or liabilities registered in the financial statements attached.

37.	PURCHASE AND SALE COMMITMENTS AND FUTURE PAYMENT OBLIGATIONS

The breakdown of sale and purchase commitments of the BBVA Group as of December 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
	Millions of euros

Financial instruments sales with repurchase commitments	29,409	32,569	50,982
Financial instruments purchase with resale commitments	7,023	11,515	11,423

Below is a breakdown of the maturity of other future payment obligations (in addition to those described in Note 16.1 for property leases) maturing after December 31, 2009:

	Up to
	1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
	Millions of euros

Finance leases	—	—	—	—	—
Operating leases	159	88	108	213	568
Purchase commitments	240	16	2	—	258
Technology and systems projects	178	16	2	—	196
Other projects	62	—	—	—	62

Total	399	104	110	213	826

38.	TRANSACTIONS FOR THE ACCOUNT OF THIRD PARTIES

As of December 31, 2009, 2008 and 2007, the details of the most significant items under this heading were as follows:

	2009	2008	2007
	Millions of euros

Financial instruments entrusted by third parties	530,109	510,019	567,263
Conditional bills and other securities received for collection	4,428	5,208	20,824
Securities received in credit	489	71	632

As of December 31, 2009, 2008 and 2007, the off-balance sheet customer funds were as follows:

	2009	2008	2007
	Millions of euros

Off balance sheet customer funds	133,537	114,840	165,314
- Commercialized by the Group
- Investment companies and mutual funds	39,849	37,076	63,487
- Pension funds	57,264	42,701	59,143
- Saving insurance contracts	9,814	10,398	10,437
- Customer portfolios managed on a discretionary basis	26,501	24,582	31,936
Of which:
Portfolios managed on a discretionary	10,757	12,176	18,904
- Commercialized by the Group managed by third parties outside the Group
- Investment companies and mutual funds	85	59	156
- Pension funds	24	24	128
- Saving insurance contracts	—	—	27

39.	INTEREST INCOME AND EXPENSES

39.1.	Interest And Similar Income

The breakdown of the most significant interest and similar income earned by the Group in 2009, 2008 and 2007 was as follows:

	2009	2008	2007
	Millions of euros

Central Banks	254	479	458
Loans and advances to credit institutions	631	1,323	1,664
Loans and advances to customers	18,119	23,580	19,208
Government and other government agency	485	736	668
Resident sector	7,884	11,177	9,281
Non resident sector	9,750	11,667	9,259
Debt securities	3,342	3,706	3,472
Trading	1,570	2,241	2,028
Investment	1,772	1,465	1,444
Rectification of income as a result of hedging transactions
	177	175	177
Insurance activity income	940	812	821
Other income	312	329	376

Total	23,775	30,404	26,176

The amounts recognized in consolidated equity during the year in connection with hedging derivatives and the amounts derecognized from consolidated equity and taken to the consolidated income statement during the year are disclosed in the accompanying consolidated statements of recognized income and expense.

The following table shows the adjustments in income resulting from hedge accounting, broken down by type of hedge.

	2009	2008	2007
	Millions of euros

Cash flow hedging	295	152	133
Fair value hedging	(118)	23	44

	177	175	177

The breakdown of the balance of this heading in the accompanying consolidated income statements by geographical area is as follows:

	2009	2008	2007
	Millions of euros

Domestic market	11,224	15,391	13,709
Foreign	12,551	15,013	12,467
European Union	1,089	1,974	1,652
OECD	7,153	8,671	7,336
Rest of countries	4,309	4,368	3,479

Total	23,775	30,404	26,176

39.2.	Interest And Similar Expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	2009	2008	2007
	Millions of euros

Bank of Spain and other central banks	202	384	365
Deposits from credit institutions	1,511	3,115	3,119
Customers deposits	4,312	9,057	7,840
Debt certificates	2,681	3,631	3,658
Subordinated liabilities	1,397	1,121	868
Rectification of expenses as a result of hedging transactions	(1,215)	421	(327)
Cost attributable to pension funds	274	254	241
Insurance	679	571	616
Other charges	52	164	168

Total	9,893	18,718	16,548

The following table shows the adjustments in expenses resulting from hedge accounting, broken down by type of hedge.

	2009	2008	2007
	Millions of euros

Cash flow hedging	(35)	(33)	(24)
Fair value hedging	(1,180)	454	(303)

	(1,215)	421	(327)

39.3.	Average Return On Investments And Average Borrowing Cost

The detail of the average return on investments in 2009, 2008 and 2007 was as follows:

	2009			2008			2007
	Average		Interest	Average		Interest	Average		Interest
ASSETS	Balances	Expenses	Rates (%)	Balances	Expenses	Rates (%)	Balances	Expenses	Rates (%)
	Millions of euros

Cash and balances with central banks	18,638	253	1.36	14,396	479	3.32	16,038	458	2.86
Securities portfolio and derivatives	138,030	4,207	3.05	118,356	4,659	3.94	107,236	4,386	4.09
Loans and advances to credit institutions	26,152	697	2.66	31,229	1,367	4.38	39,509	1,777	4.50
Euros	16,190	353	2.18	21,724	933	4.30	29,522	1,138	3.85
Foreign currency	9,962	344	3.45	9,505	434	4.57	9,987	639	6.39
Loans and advances to customers	328,969	18,498	5.62	321,498	23,720	7.38	275,647	19,290	7.00
Euros	222,254	9,262	4.17	218,634	13,072	5.98	201,045	10,747	5.35
Foreign currency	106,715	9,236	8.65	102,864	10,648	10.35	74,602	8,543	11.45
Other finance income	—	120	—	—	179	—	—	265	—
Other assets	31,180	—	—	32,377	—	—	22,770	—	—

ASSETS/INTEREST AND SIMILAR INCOME	542,969	23,775	4.38	517,856	30,404	5.87	461,200	26,176	5.68

The average borrowing cost in 2009, 2008 and 2007 was as follows:

	2009			2008			2007
	Average		Interest	Average		Interest	Average		Interest
LIABILITIES	Balances	Expenses	Rates (%)	Balances	Expenses	Rates (%)	Balances	Expenses	Rates (%)
	Millions of euros

Deposits from central banks and credit institutions	74,017	2,143	2.89	77,159	3,809	4.94	65,822	3,469	5.27
Euros	35,093	967	2.75	32,790	1,604	4.89	27,388	1,261	4.60
Foreign currency	38,924	1,176	3.02	44,369	2,205	4.97	38,434	2,209	5.75
Customer deposits	249,106	4,056	1.63	237,387	8,390	3.53	205,740	7,013	3.41
Euros	116,422	1,326	1.14	115,166	3,765	3.27	109,605	3,133	2.86
Foreign currency	132,684	2,730	2.06	122,221	4,625	3.78	96,135	3,880	4.04
Debt certificates and subordinated liabilities	120,228	3,098	2.58	119,249	6,100	5.12	116,247	5,658	4.87
Euros	91,730	2,305	2.51	96,764	5,055	5.22	99,612	4,675	4.67
Foreign currency	28,498	793	2.78	22,485	1,045	4.65	16,635	983	5.91
Other finance expenses	—	596	—	—	418	—	—	408	—
Other liabilities	70,020	—	—	56,867	—	—	48,776	—	—
Equity	29,598	—	—	27,194	—	—	24,615	—	—

LIABILITIES+EQUITY/INTEREST AND SIMILAR EXPENSES	542,969	9,893	1.82	517,856	18,717	3.61	461,200	16,548	3.59

The change in the balance under the headings “Interest and similar income” and “Interest and similar expenses” in the accompanying consolidated income statements between 2009 and 2008 is the result of changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

	Volume Price-Effect 2009/2008
	Volume	Price	Total
	Effect(1)	Effect(2)	Effect
	Millions of euros

Cash and balances with central banks	141	(366)	(225)
Securities portfolio and derivatives	774	(1,226)	(452)
Loans and advances to credit institutions	(222)	(448)	(670)
Euros	(238)	(342)	(580)
Foreign currency	21	(112)	(91)
Loans and advances to customers	551	(5,774)	(5,222)
Euros	216	(4,027)	(3,810)
Foreign currency	399	(1,811)	(1,412)
Other financial income	—	(59)	(59)

INTEREST AND SIMILAR INCOME	1,474	(8,104)	(6,629)

Deposits from central banks and credit institutions	(155)	(1,512)	(1,667)
Euros	113	(750)	(637)
Foreign currency	(271)	(759)	(1,029)
Customer deposits	414	(4,748)	(4,334)
Euros	41	(2,480)	(2,439)
Foreign currency	396	(2,291)	(1,895)
Debt certificates and subordinated liabilities	50	(3,052)	(3,002)
Euros	(263)	(2,481)	(2,744)
Foreign currency	280	(537)	(285)
Other finance expense	—	178	178

INTEREST AND SIMILAR EXPENSES	908	(9,733)	(8,825)

NET INTEREST INCOME			2,197

(1)	The volume effect is calculated as the result of the interest rate of the initial period multiplied by the difference between the average balances of both periods

(2)	The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the interest rates of both periods.

40.	DIVIDEND INCOME

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and capital instruments other than those from shares in entities accounted for using the equity method (see Note 41), as can be seen in the breakdown below:

	2009	2008	2007
	Millions of euros

Dividends from:
Financial assets held for trading	131	110	121
Available-for-sale financial assets	312	337	227

Total	443	447	348

41.	SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD

The profit contributed by the entities accounted for using the equity method in 2009, 2008 and 2007 was as follows:

	2009	2008	2007
	Millions of euros

CITIC Group	164	18	7
Corporación IBV Participaciones Empresariales, S.A.	18	233	209
Tubos Reunidos, S.A.	1	20	20
Occidental Hoteles Management, S.L	(31)	(9)	(6)
Hestenar, S.L	(13)	(1)	—
Las Pedrazas Golf, S.L	(7)	—	—
Servired Española de Medios de Pago, S.A.	(2)	26	—
Rest	(10)	6	11

Total	120	293	241

42.	FEE AND COMMISSION INCOME

The breakdown of the balance under this heading in the accompanying consolidated income statements for 2009, 2008 and 2007 by geographical area was as follows:

	2009	2008	2007
	Millions of euros

Commitment fees	97	62	55
Contingent liabilities	260	243	229
Documentary credits	42	45	38
Bank and other guarantees	218	198	191
Arising from exchange of foreign currencies and banknotes
	14	24	24
Collection and payment services	2,573	2,655	2,567
Securities services	1,636	1,895	2,089
Counseling on and management of one-off transactions
	7	9	16
Financial and similar counseling services	43	24	23
Factoring transactions	27	28	25
Non-banking financial products sales	83	96	87
Other fees and commissions	565	503	488

Total	5,305	5,539	5,603

43.	FEE AND COMMISSION EXPENSES

The breakdown of the balance under this heading in the accompanying consolidated income statements for 2009, 2008 and 2007 by geographical area was as follows:

	2009	2008	2007
	Millions of euros

Brokerage fees on lending and deposit transactions	7	8	7
Fees and commissions assigned to third parties	610	728	612
Other fees and commissions	258	276	424

Total	875	1,012	1,043

44.	NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES

The breakdown of the balance under this heading in the accompanying consolidated income statements for 2009, 2008 and 2007 was as follows:

	2009	2008	2007
	Millions of euros

Financial assets held for trading	321	265	709
Other financial assets designated at fair value through profit or loss	79	(17)	43
Other financial instruments not designated at fair value through profit or loss	492	1,080	793
Available-for-sale financial assets	504	996	709
Loans and receivables	20	13	63
Rest	(32)	71	21

Total	892	1,328	1,545

The balance under this heading in the accompanying consolidated income statements, broken down by the nature of the financial instruments, was as follows:

	2009	2008	2007
	Millions of euros

Debt instruments	875	(143)	(6)
Equity instruments	1,271	(1,986)	1,026
Loans and advances to customers	38	106	88
Derivatives	(1,318)	3,305	409
Customer deposits	(2)	13	—
Rest	28	33	28

Total	892	1,328	1,545

The breakdown of the balance of the impact of the derivatives (trading and hedging) on this heading in the accompanying consolidated income statements was as follows:

	2009	2008	2007
	Millions of euros

Trading derivatives	(1,264)	3,239	417
Interest rate agreements	(213)	568	482
Security agreements	(993)	2,621	(95)
Commodity agreements	(2)	42	8
Credit derivative agreements	(130)	217	50
Foreign-exchange agreements	64	(152)	(29)
Other agreements	10	(57)	—
Hedging derivatives ineffectiveness	(54)	66	(8)
Fair value hedging	(55)	66	8
Hedging derivative	58	2,513	(805)
Hedged item	(113)	(2,447)	798
Cash flow hedging	1	—	—

Total	(1,318)	3,305	409

In addition, in 2009 €52 million have been recognized under the heading “Net exchange differences” in the accompanying consolidated income statement, through foreign exchange derivative trading.

45.	OTHER OPERATING INCOME AND EXPENSES

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements was as follows:

	2009	2008	2007
	Millions of euros

Income on insurance and reinsurance contracts	2,567	2,512	2,605
Financial income from non-financial services	493	485	655
Of which:
Real estate agencies	42	40	279
Rest of operating income	340	562	329
Of which:
Net operating profit from rented buildings	57	20	11

Total	3,400	3,559	3,589

The breakdown of the balance under the heading “Other operating expense” in the accompanying consolidated income statements was as follows:

	2009	2008	2007
	Millions of euros

Expenses on insurance and reinsurance contracts	1,847	1,896	2,052
Change in inventories	417	403	467
Rest of operating expenses	889	794	532
Of which:
Contribution to guaranteed banks deposits funds	323	251	225

Total	3,153	3,093	3,051

46.	ADMINISTRATION COSTS

46.1  PERSONNEL EXPENSES

The breakdown of the balance under this heading in the accompanying consolidated income statements for 2009, 2008 and 2007 was as follows:

	Note	2009	2008	2007
		Millions of euros

Wages and salaries		3,607	3,593	3,297
Social security costs		531	566	546
Transfers to internal pension provisions	26.2	44	56	56
Contributions to external pension funds	26.1	68	71	58
Other personnel expenses		401	430	378

Total		4,651	4,716	4,335

The breakdown of number of employees in the Group in 2009, 2008 and 2007, by professional categories and geographical areas, was as follows:

	Average Number of Employees
	2009	2008	2007

Spanish banks
Executives	1,043	1,053	1,102
Other line personnel	20,700	21,268	21,672
Clerical staff	5,296	6,152	6,849
Branches abroad	653	720	745

	27,692	29,193	30,368

Companies abroad
Mexico	26,675	27,369	26,568
Venezuela	5,935	6,154	5,793
Argentina	4,156	4,242	3,955
Colombia	4,289	4,382	4,639
Peru	4,222	3,836	3,349
United States	10,705	12,029	6,767
Other	4,839	4,918	4,780

	60,821	62,930	55,851

Pension fund managers	5,642	8,470	8,969
Other non-banking companies	10,261	11,343	9,327

Total	104,416	111,936	104,515

The breakdown of the average number of employees in the Group in 2009, 2008 and 2007, by professional category and gender, was as follows:

	2009		2008		2007
	Average Number		Average Number		Average Number
	Male	Female	Male	Female	Male	Female

Executive managers	1,667	330	1,629	316	1,667	318
Other line personnel	23,438	16,921	23,392	19,927	24,506	16,337
Clerical staff	25,650	36,410	29,335	37,337	28,993	32,694

Total	50,755	53,661	54,356	57,580	55,166	49,349

The total number of employees in the Group as of December 31, 2009, 2008 and 2007, broken down by professional category and gender, was as follows:

	2009		2008		2007
	Total Number of Employees		Total Number of Employees		Total Number of Employees
	Male	Female	Male	Female	Male	Female

Executive managers	1,646	328	1,627	319	1,656	314
Other line personnel	21,960	18,687	22,983	19,092	24,515	19,034
Clerical staff	26,913	34,187	29,169	35,782	31,127	35,267

Total	50,519	53,202	53,779	55,193	57,298	54,615

Equity-instrument-based employee remuneration

Settlement of the long-term share remuneration plan 2006-2008

The settlement of the long-term share remuneration plan of 2006-2008 was approved by the AGM held on March 13, 2009.

Given that the Group ranked third among the 13 benchmark banks, the Total Shareholders’ Return (“TSR”) applied in the settlement of the plan meant a multiplier of 1.42, applying this multiplier to the theoretical number of shares allocated to each beneficiary, this gave a total of 13,677,226 shares to be delivered across the whole Group. The final price of the shares allocated as remuneration was set at €6.25 per share.

Multi-Year Variable Share-Based Remuneration Plan for the BBVA Executive Team 2009-2010

At the Annual General Meeting held on March 13, 2009, the Bank’s shareholders approved a long-term share-based remuneration plan for the members of the Group’s executive team (“the Plan”). The Plan entered into force on April 15, 2009 and will end on December 31, 2010. Its settlement is planned for April 15, 2011.

This Plan consists of the promise to give ordinary BBVA shares to members of the Group’s management team including executive board directors and members of the Steering Team of BBVA (see Note 56).

At the start of the Plan, each of the beneficiaries was assigned an initial number of “units”. At the expiry of the Plan, the final number of shares to be delivered to each beneficiary will be calculated by multiplying the number of “units” allocated by a coefficient ranging from 0 to 2. The value of the coefficient will be established by comparing the performance of the Bank’s TSR (share appreciation plus dividends) over the term of the Plan with the performance of the same indicator for 18 other leading European and U.S. banks.

The amount of the obligation that will be registered in the consolidated financial statements during the period of the Plan will be determined by multiplying the number of the “units” by the estimated average price of the share at the moment of the settlement of the Plan.

As of December 31, 2009, the estimated number of “units” was 6,849,553 in the Group as a whole, including executive directors and the BBVA’s Management Committee members (see Note 56).

The amount of the Plan will be accrued throughout its life. The expense registered for the period from April 15 to December 31, 2009 amounted to €11 million and is recognized under the heading “Personnel expenses — Other” in the Group’s accompanying consolidated income statement for the year 2009 with a charge to “Stockholders’ Funds — Other equity instruments” in the consolidated balance sheet as of December 31, 2009, net of tax effect.

Compass long-term incentive plan

The board of directors of Compass Bancshares (“Compass”) approved a long-term restricted share plan to provide incentives to certain officers and key employees of Compass Bancshares and its subsidiaries. This plan enters into effect in 2008 and has a duration of three years.

The plan represents an obligation by Compass Bancshares to deliver an equivalent number of BBVA American Depository Shares that may not be sold, transferred, pledged or assigned during a designated restriction period, but which otherwise have voting and dividend rights associated with BBVA American Depository Shares during the restriction period and/or the assignation of restricted share units, each of these units representing the obligation of Compass to deliver an equivalent number of ADS once the restriction period has ended, assuming the fulfillment of certain criteria.

The initial maximum number of BBVA ADS available for distribution under this Plan was 1,320,911 (1 ADS is equivalent to one BBVA ordinary share) representing a 0.035% of the common stock of the Bank. In November, approval was granted to increase the number of ADS under this Plan by 1,692,916.

A total of 821,511 “restricted share units” have been assigned to 380 employee beneficiaries, representing 0.022% of the share capital of the Bank, with restriction periods in 2009, 2010, and 2011.

The expense associated in 2009 reached $9.1 million (equivalent to €6.5 million). It is recognized under the heading “Personnel expenses — Other personnel expenses” in the consolidated income statement for the year, and a balancing entry has been made under the heading “Stockholders’ funds — Other equity instruments” in the consolidated balance sheet as of December 31, 2009, net of tax effect.

46.2  GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of the balance under this heading in the accompanying consolidated income statements for 2009, 2008 and 2007 was as follows:

	2009	2008	2007
	Millions of euros

Technology and systems	577	598	539
Communications	254	260	236
Advertising	262	273	248
Property, fixtures and materials	643	617	520
Of which:
Rents expenses(*)	304	268	205
Taxes	266	295	258
Other administration expenses	1,009	997	1,117

Total	3,011	3,040	2,918

(*) The consolidated companies do not expect to terminate the lease contracts early.

47.	DEPRECIATION AND AMORTIZATION

The breakdown of the balance under this heading in the accompanying consolidated income statements for 2009, 2008 and 2007 was as follows:

	Note	2009	2008	2007
		Millions of euros

Tangible assets depreciation charge	19	435	443	426
For own use		416	435	418
Investment properties		11	1	1
Operating lease		8	8	7
Intangible assets depreciation charge	20.2	262	256	151

Total		697	699	577

48.	PROVISIONS (NET)

The net allowances charged to the income statement under the headings “Provision for pensions and similar obligations”, “Provisions for contingent exposures and commitments”, “Provisions for taxes and other legal contingencies” and “Other provisions” (Note 25) for the years 2009, 2008 and 2007 were as follows:

	2009	2008	2007
	Millions of euros

Provisions for pensions and similar obligations	552	985	135
Provisions for contingent exposures and commitments	(170)	(119)	48
Provisions for taxes, other legal contingents and other provisions	76	565	52

Total	458	1,431	235

49.	IMPAIRMENT (LOSSES) ON FINANCIAL ASSETS (NET)

The details of impairment on financial assets broken down by the nature of these assets for the years 2009, 2008 and 2007 were as follows:

	Note	2009	2008	2007
		Millions of euros

Available-for-sale financial assets	12	277	145	1
Debt securities		167	144	1
Other equity instruments		110	1	—
Held-to-maturity investments	14	(3)	(1)	—
Loans and receivables	7	5,199	2,797	1,902
Of which:
Recovery of written-off assets	7	187	192	226

Total		5,473	2,941	1,903

50.	IMPAIRMENT LOSSES ON OTHER ASSETS (NET)

The details of impairment losses of non-financial assets broken down by the nature of these assets for the years 2009, 2008 and 2007 were as follows:

	Note	2009	2008	2007
		Millions of euros

Goodwill	20.1 y 17	1,100	—	—
Other intangible assets	20.2	—	1	1
Tangible assets	19	155	13	12
For own use		62	(8)	(12)
Investment properties		93	(6)	—
Inventories	22	334	26	—
Rest		29	5	—

Total		1,618	45	13

51.	GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE

The breakdown of the balances under these headings in the accompanying consolidated income statements was as follows:

	2009	2008	2007
	Millions of euros

Gains
Disposal of investments in entities	6	27	2
Disposal of intangible assets and other	28	75	39
Losses:
Disposal of investments in entities	(2)	(14)	(7)
Disposal of intangible assets and other	(12)	(16)	(21)

Total	20	72	13

52.	GAINS AND LOSSES IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS

The details under the heading “Gains and losses in non-current assets held for sale not classified as discontinued operations” in the accompanying consolidated income statement for 2009, 2008 and 2007 were as follows:

	2009	2008	2007
	Millions of euros

Gains for real estate	986	61	366
Impairment of non-current assets held for sale	(127)	(40)	(22)
Gains on sale of available-for-sale financial assets	—	727	847

Total	859	748	1,191

“Net gains on property sales” above refer mainly to the Group’s sales of property with leaseback in Spain (€914 million) in 2009, the sale of a Bancomer property in 2008 (€61 million) and the sale of four of the Bank’s properties in Madrid in 2007 (€279 million) (see Note 16.1).

The “Gains (losses) on available-for-sale financial assets” correspond to the transactions of participations sales of Bradesco in 2008 and Iberdrola in 2007.

53.	CONSOLIDATED STATEMENT OF CASH FLOWS

Cash flows from operating activities increased in 2009 by €2,567 million, compared with the decrease of €1,992 million in 2008. The most significant changes occurred in the headings of “Available-for-sale financial assets”, “Loans and receivables” and “Financial liabilities at amortized cost” and “Financial assets held for trading”.

Cash flows from investment activities decreased in 2009 by €643 million, compared with to the decrease of €2,865 million in 2008. The most significant changes are included under the headings “Tangible assets” and “Investment in subsidiaries and other business units”.

Cash flows from financing activities decreased in 2009 by €74 million, compared with the decrease of €2,271 million in 2008. The most significant movements are shown in the line detailing the acquisition and amortization of own equity instruments.

The table below breaks down the main cash flows related to investing activities as of December 31, 2009, 2008 and 2007:

		2009
		Cash flows of investment activities
2009	Note	Investments (−)	Divestments (+)

Tangible assets	19	931	793
Intangible assets	20	380	147
Investments	17	2	1
Subsidiaries and other business units		7	32
Non-current assets and liabilities associated held for sale	16	920	780
Held-to-maturity investments	14	156	—
Other settlements related with investment activities		—	—

		2008
		Cash flows of investment activities
2008	Note	Investments (−)	Divestments (+)

Tangible assets	19	1,199	168
Intangible assets	20	402	31
Investments	17	672	9
Subsidiaries and other business units		1,559	13
Non-current assets and liabilities associated held for sale	16	515	374
Held-to-maturity investments	14	—	283
Other settlements related with investment activities		270	874

		2007
		Cash flows of investment activities
2007	Note	Investments (−)	Divestments (+)

Tangible assets	19	1,836	328
Intangible assets	20	134	146
Investments	17	690	227
Subsidiaries and other business units		7,082	11
Non-current assets and liabilities associated held for sale	16	487	744
Held-to-maturity investments	14	—	321
Other settlements related with investment activities		719	1,184

54.	ACCOUNTANT FEES AND SERVICES

The details of the fees for the services contracted by the companies of the Group in 2009 with their respective auditors and other audit companies were as follows:

Millions of euros

Audits of the companies audited by firms belonging to the Deloitte worldwide organisation	13.1
Fees for audits conducted by other firms	—
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organisation	5.2

Other companies in the Group contracted other services as at December 31, 2009, as follows:

Millions of euros

Firms belonging to the Deloitte worldwide organisation	2.0
Other firms	7.4

The services provided by our accountants meet the independence requirements established under Law 44/2002, of 22 November, on Measures Reforming the Financial System and by the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC); accordingly they did not include the performance of any work that is incompatible with the auditing function.

55.	RELATED PARTIES TRANSACTIONS

As financial institutions, BBVA and other companies in the Group engage in transactions with related parties in the normal course of their business. All these transactions are of little relevance and are carried out in normal market conditions.

55.1  TRANSACTIONS WITH SIGNIFICANT SHAREHOLDERS

As of December 31, 2009, the balances of transactions with significant shareholders (see Note 27) correspond to “Customer deposits”, at €39 million, “Loans and advances to customers”, at €37 million and “Contingent exposures, at €17 million, all of them in normal market conditions.

55.2  TRANSACTIONS WITH THE BBVA GROUP

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the Group with associates and jointly controlled companies accounted for using the equity method (see Note 2.1), as of December 31, 2009, 2008 and 2007, were as follows:

	2009	2008	2007
	Millions of euros

Assets:
Loans and advances to credit institutions	45	27	32
Loans and advances to customers	613	507	610
Liabilities:
Deposits from credit institutions	3	1	—
Customers deposits	76	23	55
Debt certificates	142	344	440
Memorandum accounts:
Contingent exposures	36	37	129
Contingents commitments	340	415	443

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associated and jointly controlled entities that consolidated by the equity method in 2009, 2008 and 2007, were as follows:

	2009	2008	2007
	Millions of euros

Income statement:
Financial Revenues	18	36	33
Financial Expenses	6	22	18

There are no other material effects on the accompanying consolidated financial statements of the Group in 2009 arising from dealings with these companies, other than the effects arising from using the equity method (see Note 2.1), and from the insurance policies to cover pension or similar commitments (see Note 25).

As of December, 2009, 2008 and 2007, the notional amount of the futures transactions arranged by the Group with the main companies mentioned above amounted to approximately €569 million, €101 million and €74 million on December 31, 2008 and 2009, respectively (of which €474 million in 2009 correspond to futures transactions with the CITIC Group).

In addition, as part of its normal activity, the Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the consolidated financial statements.

55.3	TRANSACTIONS WITH MEMBERS OF THE BOARD OF DIRECTORS AND MANAGEMENT COMMITTEE

The information on the remuneration of members of the Board of Directors of BBVA and of the Group’s Management Committee is included in Note 56.

The amount disposed of the loans granted to members of Board of Directors as of December 31, 2009 amounted to €806 thousand.

The amount disposed of the loans granted as of December 31, 2009 to the Management Committee, excluding the executive directors, amounted to €3,912 thousand.

As of December 31, 2009, there were no guarantees provided on behalf of members of the Bank’s Management Committee.

As of December 31, 2009, the loans granted to parties related to key personnel (the members of the Board of Directors of BBVA and of the Management Committee as mentioned above) amounted to €51,882 thousand. As of December 31, 2009, the other exposure (guarantees, financial leases and commercial loans) to parties related to key personnel amounted to €24,514 thousand.

55.4  TRANSACTIONS WITH OTHER RELATED PARTIES

As of December 31, 2009, the Group did not present any transactions with other related parties that did not belong to the normal course of their business, that was not under market conditions and that was relevant for the equity, income or the entity and financial situation of this entity.

56.	REMUNERATION OF THE BOARD OF DIRECTORS AND MEMBERS OF THE BANK’S MANAGEMENT COMMITTEE

Remuneration and other benefits of the members of the Board of Directors and members of the Management Committee.

•	Remuneration of non-executive directors

The remuneration paid to individual non-executive members of the Board of Directors in 2009 is indicated below, broken down by type of remuneration:

					Appointments and
	Board	Standing Committee	Audit	Risk	Compensation	Total
	Thousand of euros

Tomás Alfaro Drake	129	—	71	—	—	200
Juan Carlos Álvarez Mezquíriz	129	167	—	—	42	338
Rafael Bermejo Blanco	129	—	179	107	—	415
Ramón Bustamante y de La Mora	129	—	71	107	—	307
José Antonio Fernández Rivero(*)	129	—	—	214	—	343
Ignacio Ferrero Jordi	129	167	—	—	42	338
Román Knörr Borrás	129	167	—	—	—	296
Carlos Loring Martínez de Irujo	129	—	71	—	107	307
Enrique Medina Fernández	129	167	—	107	—	403
Susana Rodríguez Vidarte	129	—	71	—	42	242

Total (**)	1,290	668	463	535	233	3,189

(*)	Mr. José Antonio Fernández Rivero, apart from the amounts detailed in the table above, also received a total of €652 thousand in early retirement benefit as a former director of BBVA.

(**)	In addition, Mr. Richard C. Breeden, who resigned as director on March 13, 2009, received a total of €87 thousand in 2009 as remuneration for his position on the Board.

•	Remuneration of executive directors

The remuneration paid to individual executive directors in 2009 is indicated below, broken down by type of remuneration:

		Variable
	Fixed Remunerations	Remunerations(*)	Total
	Thousand of euros

Chairman & CEO	1,928	3,416	5,343
President & COO(**)	783	1,256	2,039

Total	2,710	4,672	7,382

(*)	The figures relate to variable remuneration for 2008 paid in 2009.

(**)	The remuneration paid to the current COO appointed on September 29, 2009, includes the remuneration received as Director of Resources and Media in the period for which he occupied this position.

In addition, the previous COO, who resigned on September 29, 2009, received €1,065 thousand as fixed remuneration for 2009 and €2,861 thousand as variable remuneration for 2008.

The previous Company Secretary, who resigned as executive of the Bank on December 22, 2009, received €650 thousand in 2009 as fixed remuneration and €815 thousand as variable remuneration for 2008.

In addition, those who were executive directors in 2009 have received remuneration in kind and in other forms for a joint total of €144 thousand.

The executive directors accrued variable remuneration for 2009, to be paid in 2010, amounting to €3,388 thousand in the case of the Chairman and CEO and €1,482 thousand in the case of the COO.

The previous COO has accrued €2,811 thousand euros for this item and the previous Company Secretary €805 thousand, both amounts to be paid in 2010.

These amounts are recognized under the item “Other liabilities — Accruals” on the liability side of the consolidated balance sheet as of December 31, 2009.

•	Remuneration of the members of the Management Committee (*)(

The remuneration paid in 2009 to the members of BBVA’s Management Committee amounted to €6,257 thousand in fixed remuneration and €10,804 thousand in variable remuneration accrued in 2008 and paid in 2009.

In addition, the members of the Management Committee received remuneration in kind and other items totaling €453 thousand in 2009.

•	Termination of the long-term stock remuneration plan (2006-2008) for executive directors and members of the Management Committee

BBVA’s Ordinary AGM held on March 13, 2009, approved the liquidation of the Long-Term Stock Remuneration Plan for 2006-2008 (“the Plan”) under the terms established at its start. The number of BBVA shares to be given to its beneficiaries were calculated in accordance with BBVA’s TSR compared with the international financial institutions used as a reference.

The termination of the Plan was formalized on March 30, 2009, and the number of Banco Bilbao Vizcaya Argentaria, S.A. shares distributed to the executive directors was as follows:

	No Assigned
	Theoretical Shares	Multiplier Ratio	Number of Shares

Chairman & CEO	320,000	1.42	454,400
President & COO	125,000	1.42	177,500

(*)	The shares given to the former President and COO and to the former Company Secretary as a result of the liquidation of the Plan were 383,400 and 142,000 shares, respectivery

The total number of shares allocated to Management Committee members at the time the Plan was terminated, excluding executive directors, was 1,191,116.

•	variable multi-year stock remuneration program for 2009-2010 for executive directors and members of the Management Committee

The AGM held on March 13, 2009 approved a Multi-Year Variable Retribution Program for shares for the years 2009-2010 (“the Program”) for members of the management team, including the executive directors and members of the Management Committee.

The Program allocates each beneficiary a certain number of units depending on his level of responsibility. At the end of the Program, this could give rise to an allocation of BBVA shares, should the initial requirements be met.

The precise number of shares to be given to each beneficiary of the Program is determined by multiplying the number of units allocated by a coefficient of between 0 and 2. This coefficient reflects the relative performance of BBVA’s total stockholder return (TSR) during the period 2009-2010 compared with the TSR of a group of the Bank’s international peers.

The number of units assigned to executive directors (*)( was 215,000 in the case of the Chairman and CEO and 131,707 in the case of the COO.

((*) This section includes information on the members of the Management Committee as of December 31, 2009, excluding the executive directors.
((*) The units initially assigned to the previous COO and the previous Company Secretary were reduced as a result of their retirement, in accordance with a scale calculated according to the time they had worked in their executive functions in the Bank and the total duration of the program, this was 48,293 and 29,024 units, respectively.

The total number of units assigned under this Program to the Management Committee members who held this position on December 31, 2009, excluding executive directors, was 817,464.

•	Scheme for remuneration of non-executive directors with deferred DISTRIBUTION OF SHARES

The Bank’s AGM on March 18, 2006 resolved under agenda item eight to establish a remuneration scheme using deferred distribution of shares to the Bank’s non-executive directors, to replace the earlier post-employment scheme in place for these directors.

The plan assigns a number of “theoretical shares” each year to non-executive director beneficiaries equivalent to 20% of the total remuneration paid to each in the previous year, using the average of BBVA share closing prices from the trading sessions prior to the annual general meeting approving the financial statements for the years covered by the scheme. These shares, where applicable, are to be distributed when the beneficiaries cease to be directors on any grounds other than serious dereliction of duties.

The number of theoretical shares allocated to non-executive director beneficiaries under the deferred share distribution scheme approved by the AGM for 2009, corresponding to 20% of the total remuneration paid to each in 2008, is set out below:

	Theoretical	Accumulated
Directors	Shares	Theoretical Shares

Tomás Alfaro Drake	5,645	9,707
Juan Carlos Álvarez Mezquíriz	9,543	33,511
Rafael Bermejo Blanco	11,683	15,989
Ramón Bustamante y de la Mora	8,661	32,648
José Antonio Fernández Rivero	9,663	24,115
Ignacio Ferrero Jordi	9,543	34,083
Román Knörr Borrás	8,335	27,838
Carlos Loring Martínez de Irujo	8,667	20,418
Enrique Medina Fernández	11,351	44,708
Susana Rodríguez Vidarte	6,854	20,450

Total	89,945	263,467

•	Pension commitments

The provisions registered as of December 31, 2009 for pension commitments to the COO are €13,753 thousand, including both those accumulated as director of the Group and those resulting from his current position as COO. As of this date, there are no other pension obligations to executive directors.

In 2009 the Board of Directors determined the pension rights corresponding to the Chairman of the Board, as he had reached the age of 65 and had consolidated his right to a retirement pension, calculated in accordance with the actuarial criteria applicable to the Bank at €79,775 thousand euros, of which €72,547 thousand had already been charged to the results of previous years, and had been externalized as an insurance policy whose benefits could not be received until the Chairman of the Board ceased his executive duties. Thus as of December 31, 2009, all the pension commitments of the bank to the Chairman of the Board had been met.

In addition, the Board of Directors determined the pension rights of the previous COO as a result of his early retirement. They amounted to €68,674 thousand, of which €52,495 thousand had already been charged to the results of previous years, which had been externalized as an insurance policy, so as of December 31, 2009, all the pension commitments of the Bank to the previous COO had been met.

Finally, the Board of Directors determined the pension rights of the previous Company Secretary as a result of his early retirement. They were set at €13,511 thousand, of which €8,710 thousand had already been charged to the results of earlier years. This amount had been satisfied as a compensation for his pension rights, so as of December 31, 2009 all the Bank’s pension commitments to the previous Company Secretary had been met.

In addition, insurance premiums amounting to €79 thousand were paid on behalf of the non-executive members on the Board of Directors.

The provisions registered as of December 31, 2009 for pension commitments for the Management Committee members, excluding executive directors, amounted to €45,535 thousand. Of these, €8,371 thousand were charged against 2009 earnings.

•	termination of the contractual relationship.

The contract terms and conditions established for the Bank’s executive directors entitled them to receive indemnity should they leave. The Bank no longer assumes these obligations, and consequently as of December 31, 2009 there are no obligations to pay indemnity to executive directors.

In the case of the COO, the provisions of his contract stipulate that in the event that he loses this position for any reason other than of his own will, retirement, invalidity or serious dereliction of duty, he will take early retirement with a pension that may be received as a life annuity or a capital sum equal to 75% of his pensionable salary if this should occur before he reaches 55 years of age, or 85% after this age.

57.	DETAILS OF THE DIRECTORS’ HOLDINGS IN COMPANIES WITH SIMILAR BUSINESS ACTIVITIES

Pursuant to the third paragraph of Article 127 the Spanish Corporations Act, introduced by Law 26/2003 of 17 July amending Securities Market Act 24/1988 of July 28, and the revised Corporations Act, in order to reinforce the transparency of listed companies, there follows a list of the companies engaging in an activity that is identical, similar or complementary to that which constitutes the corporate purpose of BBVA, and in which the members of the Board of Directors have a direct or indirect ownership interest as of December 31, 2009. In no case do they engage in executive or administrative functions at these companies.

		Investments	Type of Ownership
Surname (s) and First Name	Company	Number of Shares	Interest

Alfaro Drake, Tomás	—	—	—
Alvarez Mezquiriz, Juan Carlos	—	—	—
Bermejo Blanco, Rafael	Banco Santander	4,400	Direct
	Banco Popular Español	11,213	Direct
Bustamante y de la Mora, Ramón	—	—	—
Cano Fernández, Ángel	—	—	—
Fernández Rivero, José Antonio	—	—	—
Ferrero Jordi, Ignacio	BNP Paribas	420	Indirect
González Rodríguez, Francisco	—	—	—
Knörr Borrás, Román	—	—	—
Loring Martínez de Irujo, Carlos	—	—	—
Maldonado Ramos, José	—	—	—
Medina Fernández, Enrique	Banco Popular Español	43.4246	Indirect
	Bankinter	47.9168	Indirect
Rodríguez Vidarte, Susana	—	—	—

58.	OTHER INFORMATION

58.1  ENVIRONMENTAL IMPACT

Given the activities in which the Group companies engage, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, there is no item in the Group’s 2009 consolidated financial statements that requires disclosure in an environmental information report pursuant to the Ministry of Economy Order of October 8, 2001, and no specific disclosure of information on environmental matters is included in these statements.

58.2.  DETAIL OF AGENTS OF CREDIT INSTITUTIONS

The list of BBVA agents as required by Article 22 of Royal Decree 1245/1995 of July 14, of the Ministry of Economy and Finance, is included in the Bank’s individual financial statements for 2009.

58.3.	REPORT ON THE ACTIVITY OF THE CUSTOMER CARE SERVICE AND THE CUSTOMER OMBUDSMAN

The report on the activity of the Customer Care Service and the Customer Ombudsman required pursuant to Article 17 of Ministry of Economy and Finance Order ECO/734/2004 of March 11, is included in the Management Report accompanying these consolidated annual financial statements.

58.4	OTHER INFORMATION

On March 15, 2002, the Bank of Spain initiated proceedings against BBVA and 16 of its former directors and executives, as a result of the existence of funds (approximately €225 million) belonging to BBV that were not included in the entity’s financial statements until they were voluntarily regularized by being recognized in the 2000 consolidated income statement as non-recurrent income, for which the related corporation tax was recognized and paid. BBVA notified the Bank of Spain of these matters on January 19, 2001.

On May 22, 2002, the Board of the Spanish Securities and Exchange Commission (CNMV) commenced proceedings against BBVA for possible contravention of Article 99 ñ) of the Securities Market Act for the same events as those which gave rise to the proceedings initiated by the Bank of Spain.

The start of legal proceedings to determine possible criminal responsibility of the individuals involved in these events triggered the suspension of the above administrative proceedings until a definitive criminal judgment was issued. These criminal proceedings ended with a definitive court judgment in 2007, with none of those involved being convicted. The end of these criminal proceedings meant that the administrative proceedings could be re-opened. The Bank of Spain and the Spanish National Securities Market Commission (CNMV) announced the lifting of the suspension to their proceedings on June 13, 2007 and July 26, 2007 respectively.

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

On July 18, 2008, the Ministry of Economy and Finance sanctioned the entity with a fine of two million euros, as a result of the proceeding initiated by the CNMV, for a very serious breach under Article 99 ñ) of the Stock Markets Act.

Both decisions were confirmed by the Ministry for Economy and Finance on administrative appeal.

59.	SUBSEQUENT EVENTS

Since January 1, 2010 until the preparation of these annual consolidated financial statements, no other significant events have taken place affecting the Group’s results or its equity position.

60.	DIFFERENCES BETWEEN EU-IFRS REQUIRED TO BE APPLIED UNDER THE BANK OF SPAIN’S CIRCULAR 4/2004 AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES.

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

Following is a summary of the main differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP:

• Net income attributed to parent company and Shareholders’ equity reconciliation between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP(*)	A
• Consolidated Financial Statements	B
• Main disclosures required by U.S. accounting regulations for banks and additional disclosures required under U.S. GAAP	C

(*)	BBVA is availing itself of the accommodation in Item 17(c)(2)(iv) of Form 20-F with respect to the application of IAS 21 for highly inflationary economies (Venezuela). Therefore, this reconciliation has been prepared in accordance with Item 18 of Form 20-F which is different from that required by US GAAP. See Item 16 bellow and the discussion under Venezuela for additional information.

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

IFRS 1 First-time adoption of International Financial Reporting Standards provides a number of exemptions and exceptions from full retrospective application. Net income attributed to parent company, shareholders’ equity and the reconciliation to U.S. GAAP shown below would have been different if the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 had been applied fully retrospectively.

A)	NET INCOME ATTRIBUTED TO PARENT COMPANY AND SHAREHOLDERS’ EQUITY RECONCILIATION BETWEEN EU-IFRS REQUIRED TO BE APPLIED UNDER THE BANK OF SPAIN’S CIRCULAR 4/2004 AND U.S. GAAP.

Accounting practices used by the Bank in preparing the Consolidated Financial Statements conform to EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, but do not conform to U.S. GAAP. A summarized reconciliation of shareholders’ equity as of December 31, 2009, 2008 and 2007 and net income attributed to parent company for the years ended December 31, 2009, 2008 and 2007 to U.S. GAAP is set forth below.

The following tables set forth the adjustments to consolidated net income attributed to parent company and to consolidated shareholders’ equity which would be required if U.S. GAAP had been applied to the accompanying Consolidated Financial Statements:

		Increase (Decrease)
		Year Ended December 31,
	Item #	2009	2008	2007
		(Millions of euros, except per share data)

NET INCOME
Net income for the year under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		4,595	5,385	6,415
Net income attributed to non-controlling interests under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		(385)	(365)	(289)
Net income attributed to parent company under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		4,210	5,020	6,126
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	(22)	(36)	(31)
Valuation of assets	2	(910)	(32)	110
Valuation of financial instruments	3	—	—	(9)
Accounting of goodwill	4	713	(2)	(118)
Accounting of derivatives	6	(34)	(128)	29
Loans adjustments	7	—	(1,152)	(924)
Pension plan cost	8	(221)	—	—
Tax effect of U.S. GAAP adjustments and deferred taxation	9	89	402	226

Net income attributed to parent company in accordance with U.S. GAAP(*)		3,825	4,070	5,409
Other comprehensive income, (loss) net of tax:
Foreign currency translation adjustments and others		(76)	(1,001)	(1,873)
Unrealized gains on securities:
Unrealized holding gains (losses) arising during period, net of tax		943	(2,657)	487
Derivative instruments and hedging activities		(4)	175	285

Comprehensive income (losses) in accordance with U.S. GAAP (*)	10	4,688	587	4,308
Net income per share (Euros) (see Note 60.11)		1.03	1.10	1.50

(*)	In accordance with Item 18 of Form 20-F.

		Increase (Decrease)
		Year Ended December 31,
	Item #	2009	2008	2007
		(Millions of euros)

TOTAL EQUITY
Total equity under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		30,763	26,705	27,943
Non-controlling interests under IFRS		(1,463)	(1,049)	(880)
Total equity without non-controlling interests under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		29,300	25,656	27,063
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	5,447	5,469	5,505
Valuation of assets	2	(984)	(74)	(41)
Valuation of financial instruments	3	18	36	57
Accounting of goodwill	4	3,332	2,573	2,877
Adjustments related to inflation-due to IFRS-1	5	(199)	(192)	(221)
Accounting of derivatives	6	7	35	160
Loans adjustments	7	—	36	1,188
Tax effect of U.S. GAAP adjustments and deferred taxation	9	(749)	(795)	(1,203)

Total shareholders’ equity in accordance with U.S. GAAP(*) (**)		36,172	32,744	35,384

(*)	In accordance with Item 18 of Form 20-F.

(**)	Under US GAAP “Shareholders’ equity” is equivalent to “Total equity” net of “Non controlling interest in subsidiaries”.

The differences included in the tables above are explained in the following items:

1.	Business Combination with Argentaria-

Banco Bilbao Vizcaya, S.A. and Argentaria, Caja Postal y Banco Hipotecario, S.A. (Argentaria) merged, being January 28, 2000 the date from which such merger was legally effective. According to Spanish GAAP at that date, this business combination was accounted for using the method of pooling of interest and therefore no goodwill was accounted. IFRS 1 First-time adoption of International Financial Reporting Standards grants an exemption to apply IFRS 3 Business Combinations prospectively and thus not to restate business combinations that occurred before the date of transition to IFRS, which is January 1, 2004. Therefore, this merger has been accounted for using the method of pooling of interest and no goodwill was accounted. Since the transaction did not comply with the U.S. GAAP requirements for pooling of interest method, under U.S. GAAP this business combination was accounted for using the purchase method. The excess of the fair value of the new shares issued in exchange for the Argentaria shares over the net worth of Argentaria under U.S. GAAP as of the date of the merger, was approximately €6,316 million and was calculated considering the necessary adjustments to the net worth of Argentaria as of January 28, 2000 under Spanish GAAP, as described below:

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

ii. — Employee and other third party loans

Certain Group banks granted loans to shareholders, employees and customers for the acquisition of Argentaria, Caja Postal y Banco Hipotecario, S.A. shares. Under Spanish GAAP, these loans were recorded in the Consolidated Financial Statements under the caption “Credit, Loans and Discounts”. Under U.S. GAAP, these loans should be recorded as a reduction of total shareholders’ equity because the only recourse for collection is the shares themselves.

iii. — Goodwill

Under Spanish GAAP, the general policy of the Group was to amortize goodwill over a maximum period of 10 years. However, a different period was used to amortize goodwill in some of the subsidiaries acquired. Until 2001, for purposes of calculating the effect of applying U.S. GAAP, goodwill arising on acquisitions was amortized in 10 years. Since July 2001, as required by SFAS 142 (ASC 350), goodwill is no longer amortized.

Additionally, in 1998 and as a result of the merger, goodwill from Banco Exterior de España, S.A. was fully written off for Spanish GAAP purposes. Until June 2001, under U.S. GAAP this goodwill was amortized over the estimated economic life as there was no economic or fair value basis for the impairment made under Spanish GAAP. Since July 2001, as required by SFAS 142 (ASC 350), goodwill is no longer amortized.

iv. — Up-front premium reversal

In 1998 the Bank arranged hedging transactions for which it paid a premium, which was recorded under the “Extraordinary Losses” caption in the income statement for 1998, to mitigate the adverse effect of the negative spread that arise between the average return on the mortgage loans financed by certain mortgage bonds and the fixed interest rates of such mortgage bonds. Under U.S. GAAP, the premium was recognized at inception as an asset, amortized over the life of the hedging transaction and that upon adoption of SFAS 133 (ASC 815), the derivative has been recorded at fair value through income, as it does not qualify for hedge accounting under U.S. GAAP.

v. — Valuation of investment securities

Under SFAS 115 (ASC 320-10-35-1b), available-for-sale securities shall be measured at fair value and the unrealized holding gains and losses shall be reported in “Other comprehensive income”.

vi. — Investments in affiliated companies

Under Spanish GAAP, investments in non-consolidated listed affiliated companies owned over 3% and in non-consolidated unlisted affiliated companies owned over 20% were recorded by the equity method. Under U.S. GAAP investments in affiliated companies over 20% but less than 50% are accounted for by the equity method and those exceeding 50% by the consolidation method. Listed investments of less than 20% are accounted for at market value.

The excess of the fair value of the new shares issued in exchange for the Argentaria shares over the net worth of Argentaria, was allocated to the following specific items:

Millions of
2000	euros

Net lending	611
Investment securities-held to maturity	306
Premises and equipment	129
Other assets and liabilities	(113)
Long term debt	(173)
Tax effect	(220)
Goodwill	5,776

6,316

For U.S. GAAP purposes, BBVA amortizes the excess of the fair value assigned to the specific items over their remaining economic life. The amortization of the excess allocated to specific assets and liabilities was €22 million (net of tax), €36 million (net of tax) and €31 million (net of tax) in 2009, 2008 and 2007, respectively.

Until December 31, 2001 BBVA amortized the goodwill on a straight line basis over a period of 25 years. Since January, 2002 BBVA stopped the amortization of the remaining goodwill pursuant to SFAS 142 (ASC 350), and it has been assigned to different reporting units and tested for impairment as described in Note 2.2.11. As of December 31, 2009 goodwill was €5,333 million.

The adjustment to total shareholders’ equity, that reflects both effects, was €5,447 million, €5,469 million and €5,505 million as of December 31, 2009, 2008 and 2007, respectively.

2.	Valuation of assets-

This adjustment basically relates to the following:

•  Revaluation of property

As described in Note 29.3. of the Consolidated Financial Statements, certain of the Spanish and foreign consolidated companies restated the cost and accumulated depreciation of property and equipment pursuant to the relevant legislation.

Fixed asset depreciation is computed on that restated value and the total amount charged to income is deductible for corporate income tax purposes. In addition, results on sales or dispositions of fixed assets are determined as the difference between the selling price and the net restated value.

Under U.S. GAAP these revaluations are not permitted to be reflected in the financial statements.

The amounts of the adjustments indicated below have been calculated to reflect the reversal of the additional depreciation on the revalued property and equipment (€4 million, €4 million and €5 million for the years ended December 31, 2009, 2008 and 2007, respectively) and the additional income that would have resulted if the Group had not restated the fixed assets that have been sold (€9 million and €6 million and €123 million for the years ended December 31, 2009, 2008 and 2007, respectively). The adjustment to total shareholders’ equity reflects the reversal of the unamortized revaluation surplus (a decrease of €135 million, €148 million and €158 million as of December 31, 2009, 2008 and 2007, respectively).

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

Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect in the income statement the additional depreciation on the revalued property and equipment (€3 million, €3 million and €3 million for the years ended December 31, 2009, 2008 and 2007, respectively) and the additional income (losses) related to property and equipment with different book value under U.S. GAAP which have been sold (losses of €39 million as of December 31, 2008). The adjustment to total shareholders’ equity reflects the reversal of the adjustments to the attributed cost (an increase of €64 million, €67 million and €109 million as of December 31, 2009, 2008 and 2007, respectively).

•  Sale and leaseback of fixed assets

In 2009, 1,150 properties (offices and other singular buildings) belonging to the Group in Spain were reclassified to heading “Non-current assets held for sale” at an amount of €426 million, for which a sales plan had been established. As of December 31, 2008, these assets were recognized under the heading “Tangible assets — Property, plants and equipment — For own use” of the accompanying consolidated balance sheets.

In 2009, the Bank sold 971 properties in Spain of the aforementioned to investments not related to BBVA Group for a total sale price of €1,263 million at market prices, without making funds available to the buyers to pay the price of these transactions. At the same time the Bank signed long-term operating leases with these investors on the aforementioned properties for periods of 15, 20, 25 or 30 years (according to the property) and renewable. The sale agreements also established call options for each of the properties at the termination of each of the lease agreements so that the Bank can repurchase these properties. The repurchasing price of these call options will be the market value as determined by an independent expert.

Under EU-IFRS (IAS 17), we accounted for this transaction as a sale and lease-back because of:

•	We considered that there is no reasonable certainty that the repurchase option will be exercised, because it is at fair value, and there are no other indicators that we expect would economically force us to exercise the repurchase option; and

•	We completed an analysis of the other main factors of the transaction and concluded that the lease agreements had the characteristics of operating leases, the sale price and lease payments were at fair value so, in effect, there had been a normal sale transaction and the gain on the sale of the properties was recognized immediately in the consolidated statement of income for the year 2009.

Under U.S. GAAP (ASC 840-40-25-13) this transaction does not qualify as a sale and lease-back because the existence of a repurchase option of the properties at fair value implies a continuing involvement of the seller-lessee and, consequently, the transaction cannot be considered as a sale.

Accordingly, in order to account for the transaction in conformity with the financing method under SFAS 98 (ASC 840-40-25-13), we have made an adjustment to:

•	undo the sale, place the properties under repurchase agreement back in the accounting books (€301 million) and continue to depreciate them for the year 2009 (€4 millions);

•	eliminate the profit on sale (€914 million of income as of the date of the transaction) and create a liability for the total amount of the cash received; and

•	reclassify the operating leases rental payments incurred by the Group (€28 million for the year 2009) as interest expense.

3.	Valuation of financial instruments-

Group’s criteria of accounting for such securities are described in Note 2.2.1. The recognition, measurement and disclosure criteria included in IAS 32 and 39, were applied retrospectively to January 1, 2004 (the date of transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004). Certain debt securities were recognized at fair value of that date under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 through total shareholders’ equity. Therefore, there is an adjustment in the reconciliation of shareholders’ equity to U.S. GAAP to reflect the reversal of the adjustments to the fair value.

4.	Accounting of goodwill-

The breakdown of this adjustment is as follows:

	Total Shareholders’ Equity			Net Income Attributed to Parent Company
	2009	2008	2007	2009	2008	2007
	Millions of euros

Goodwill previous to IFRS 1	981	981	981	—	—	—
Reversal of step acquisition	2,330	2,310	2,648	—	—	—
Step acquisition of BBVA Bancomer	(1,171)	(1,170)	(1,200)	2	1	(100)
Acquisition and impairment of Compass	1,095	398	405	711	—	—
Others	97	54	43	—	(3)	(18)

Adjustment 4 in reconciliation to U.S. GAAP	3,332	2,573	2,877	713	(2)	(118)

The main reasons that generate a difference between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP in goodwill are the following:

Adjustments related to goodwill previous to IFRS 1

The item “Goodwill previous to IFRS 1” refer to certain impairments or amortizations of goodwill accounted for under Spanish GAAP previous to the date of adoption of IFRS-1. These impairments or amortizations were not acceptable under U.S. GAAP because they did not satisfy the SFAS 142 (ASC 350) requirements. Therefore, there is an adjustment in the reconciliation of shareholders’ equity to U.S. GAAP to reflect the reversal of these impairments and amortizations of goodwill recorded prior to January 1, 2004.

Reversal of step acquisition

Investments acquired subsequent to obtaining control over a company (i.e. transactions involving the purchase of equity interests from minority shareholders) were treated as “equity transactions”. The amount of goodwill recorded under prior GAAP, at January 1, 2004, transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, was recorded on the transactions performed after control was obtained. These amounts were charged to “non-controlling interests” and the surplus amount was charged to total shareholders’ equity.

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

BBVA Bancomer, S.A. de C.V. has been consolidated by Group BBVA since July 2000, when the merger of Grupo Financiero BBV-Probursa, S.A. de C.V. (a wholly-owned subsidiary of BBVA) and Grupo Financiero BBVA Bancomer, S.A. de C.V. was carried out.

Since March 20, 2004 the BBVA Group’s consolidated income statement reflected a decrease in “Non-controlling interests” caption related to the business combination described above while the rest of consolidated the income statement’s captions did not change because Bancomer was already a fully consolidated company before the acquisition of non controlling interest.

The cash paid for the acquired entity was €3,324 million. In connection with this business combination there are no contingent payments, options, or commitments specified in the acquisition agreement.

Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, the business combination is registered as equity transaction and no amounts were allocated to assets or liabilities of the company acquired.

Under U.S. GAAP, after allocating the purchase price to all acquired assets and assumed liabilities of the company acquired, the goodwill was €1,060 million. The entire amount of goodwill was allocated to the Mexico reporting unit. This unit is included in the “Mexico” segment. The reconciliation of the net worth acquired and the fair value of the assets and liabilities acquired for purposes of U.S. GAAP was as follows:

Millions of
euros

Net worth acquired	1,207
Investment securities	(32)
Net loans and leases	622
Premises and equipment	(28)
Intangible assets	970
Other Assets	189
Time Deposits	(124)
Long term debt	(50)
Other liabilities	(490)

Fair value under U.S. GAAP	2,264

The identified intangible assets were related to “core deposits”, which were calculated according to the purchase method and were amortized over a period of 40 months. As of December 31, 2009, all core deposits are amortized. Additionally, the allocated amount of net loans and leases were amortized over a weighted-average period of 3 years.

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

Acquisition of Compass

On February 16, 2007, BBVA entered into a definitive agreement to acquire 100% of the share capital of Compass. On September 7, 2007, BBVA completed the acquisition.

Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, the amount of goodwill was calculated at the date in which BBVA obtained the control (September 7, 2007). Under US GAAP, EITF Issue No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination provides guidance on the measurement date to be used in a business combination. EITF 99-12 specifies that the value of acquirer’s marketable equity securities issued to effect a purchase business combination should be determinated, pursuant to the guidance in paragraph 22 of FASB Statement No. 141 (ACS 805-20), Business Combinations, based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. The date of measurement of the value of the acquirer’s marketable equity securities should not be influenced by the need to obtain shareholder or regulatory approvals. In addition, paragraph 7 of Issue 2 of EITF 99-12 states that the measurement date is the earliest date, from the date the terms of the acquisition are agreed to and announced to the date of financial applications of the formula do not result in a change in the number of shares or the amount of other consideration. According to this BBVA considered the announcement date (February 16, 2007) as the measurement date under US GAAP. Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect the different amount of goodwill.

This difference resulted in a reconciling item to shareholders’ equity (an increase of €384 million, €398 million and €405 million as of December 31, 2009, 2008 and 2007, respectively).

Goodwill impairment test

As indicated in Note 20.1 of the Consolidated Financial Statements, the Group performed the goodwill impairment test under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

As of December 31, 2009, the results of the goodwill impairment test estimated impairment losses of €1,097 million in the United States cash-generating unit (“CGU”) which were recognized under “Impairment losses on other assets (net) — Goodwill and other tangible assets” in the income statement for 2009 (Note 50). The impairment loss of this unit is attributed to the significant decline in economic and credit conditions in the states in which the Group operates in the United States. The valuations have been verified by an independent expert, not the Group’s statutory auditor.

In accordance with the applicable accounting guidance under U.S. GAAP, the Group performs annual tests to identify potential impairment of goodwill. The tests are required to be performed annually and more frequently if events or circumstances indicate a potential impairment may exist. In the first step (“step one”) of the impairment test, the Group compares the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the impairment test is required to be performed to measure the amount of impairment loss, if any. The second step (“step two”) of the impairment test compares the implied fair value of goodwill attributed to each reporting unit to the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination; the Group allocates the fair value determined in the step one for the reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The Group tested its identified reporting units for impairment as of December 31, 2009. This test indicated a goodwill impairment of €385 million within the United States and Puerto Rico reporting unit; accordingly, the Group recorded this goodwill impairment charges in 2009. The impairment recognized in the United States and Puerto Rico reporting unit is attributed to the decrease in revenues caused by the significant decline in U.S. economic conditions.

Both the step one fair values of the reporting units and the step two allocations of the fair values of the reporting units’ assets and liabilities are based upon management’s estimates and assumptions. Although management has used the estimates and assumptions it believes to be most appropriate in the circumstances, it should be noted that even relatively minor changes in certain valuation assumptions used in management’s calculations would result in significant differences in the results of the impairment tests.

There is a difference in the impairment test of goodwill because under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 there is no step two as required by U.S. GAAP. This difference resulted in a reconciling item to the Net income for the year ended December 31, 2009. This adjustment reflects the reversal of the excess of charges in 2009 to the United States and Puerto Rico reporting unit’s goodwill amounted to €711 million as of December 31, 2009.

Continued declines in economic factors in the U.S. during 2010, especially in the banking sector, could negatively impact future goodwill impairment tests for the Group, resulting in further goodwill impairment charges.

As of December 31, 2008 and 2007, there were no losses due to impairments in the value of the reporting units’ goodwill under both GAAPs.

Under U.S. GAAP, the main BBVA Group’s goodwill assigned to each Reporting Unit as of December 31, 2009, 2008 and 2007 for annual impairment test purposes are the following:

	2009	2008	2007
	Millions of euros

Spain and Portugal	4,294	4,286	4,353
Global Businesses	1,489	1,489	1,410
Pensions in South America	252	208	251
México	2,302	2,265	2,713
Chile	104	86	104
United States and Puerto Rico	6,472	7,098	6,698
Colombia	205	193	204

5.	Adjustments related to inflation-due to IFRS-1

After the transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which is January 1, 2004, none of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies, except for Venezuela which is discussed in Item 16 below. Accordingly, excluding Venezuela, as of December 31, 2009, 2008 and 2007 it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.

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

Under U.S. GAAP, in prior years the financial statements of operating units in a highly inflationary economy were remeasured as if the functional currency of the operating unit were the same as that of the parent reporting currency. For the purposes of this requirement, a highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3 year period. None of the countries where BBVA owned subsidiaries are highly inflationary countries through 2009.

The adjustment reflects the reversal of the charges to shareholders’ equity arising from inflation registered in dependent companies established in “non highly inflationary economies” (decrease of €199 million, €192 million and €221 million as of December 31, 2009, 2008 and 2007, respectively).

6.	Accounting of derivatives-

As of December 31, 2009, the main differences between IAS 39 and SFAS 133 (ASC 815) that have resulted in reconciling items to net income and shareholders’ equity between IFRS and U.S. GAAP were as follows:

Fair value option

The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 allows for the designation of a financial asset or a financial liability as held at fair value through the profit or loss if one of the criteria described in IAS 39 is met.

FAS 115 (ASC 320) allows for the designation of a financial asset or a financial liability as held for trading only if these are acquired and held primarily for resale in the near term to make a profit from short-term movements in market prices.

As of December 31, 2009, 2008 and 2007, we maintained certain financial assets and financial liabilities registered at fair value through the profit or loss under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 which did not meet the conditions to be designated as financial asset or financial liability held for trading under SFAS 115 (ASC 320). With the adoption of SFAS 155 (ASC 815-15-25) those financial assets and financial liabilities meet the conditions to be designated as financial asset or financial liability held for trading. However, SFAS 155 (ASC 815-15-25) not allow retrospective application and for that reason we maintain an adjustment in the reconciliation to U.S. GAAP to reflect in the net income attributable to parent company (a decrease of €6 million, a decrease of €116 million and an increase of €10 million for the years ended December 31, 2009, 2008 and 2007, respectively) and shareholders’ equity (a decrease of €76 million, a decrease of €70 million and an increase of €40 million as of December 31, 2009, 2008 and 2007, respectively).

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

Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect in the net income (a decrease of €34 million, a decrease of €10 million and an increase of €17 million for the years ended December 31, 2009, 2008 and 2007, respectively) and in shareholders’ equity (an increase of €69 million, €96 million and €109 million as of December 31, 2009, 2008 and 2007, respectively) the speculative nature of these transactions under U.S. GAAP.

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

Consequently, in 2009, 2008 and 2007 there is an adjustment to reverse these partial hedging transactions under U.S. GAAP. This difference resulted in a reconciling item to net income (an increase of €6 million, a decrease of €2 million and an increase of €3 million for the years ended December 31, 2009, 2008 and 2007, respectively) and shareholders’ equity (a increase of €14 million, a increase of €9 million and an increase of €11 million as of December 31, 2009, 2008 and 2007, respectively) in the reconciliation to U.S. GAAP.

The fair value of derivatives that afforded hedge accounting treatment under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 but did not qualify as hedges under U.S. GAAP as of December 31, 2009, 2008 and 2007 amounted negative to €4 million, €8 million and €114 million, respectively.

The fair value of derivatives that afforded hedge accounting treatment under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and qualify as hedges under U.S. GAAP as of December 31, 2009, 2008 and 2007 amounted to €2,290 million, €2,615 million and negative to €643 million, respectively.

7.	Loans adjustments-

We described in Note 2.2.1.b of the Consolidated Financial Statements, our methodology to estimate the “Allowance for loan losses” under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. The “Allowance for loan losses” under U.S. GAAP is calculated by using our internal risk models based on our historical experience.

Given the increase in past-due loans beginning in mid-2007 as a result of the economic crisis, during 2008 our best estimate for the impairment of the loan portfolio required a provision for loan losses under U.S. GAAP of €3,956 million, which was €1,152 million higher than the provision required to be recorded under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

For this reason, we have included an adjustment in the reconciliation of net income attributed to parent company in 2008 which resulted in a decrease of €1,152 million, in net income attributed to parent company in accordance with U.S. GAAP.

As a result of the foregoing, as of December 31, 2008, the “Allowance for loan losses” under U.S. GAAP was very similar to the “Allowance for loan losses” under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004: €7,412 million under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 versus €7,384 million under U.S. GAAP.

As of December 31, 2009, there is no significant difference in the “Allowance for loan losses” under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP; for that reason there is no adjustment in the reconciliation to US GAAP that affected net income attributed to parent company statement and shareholders’ equity for that concept.

8.	Pension plan cost-

Under U.S. GAAP, the Group recognized the actuarial gains or losses in the income statement for the year when these losses have been incurred instead of using the corridor approach.

Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, as we mentioned in Note 2.2.12 in the accompanying Consolidated Financial Statements, the Group recognizes the actuarial gains or losses arising on certain defined benefit post-employment commitments directly under the heading “Reserves” in the accompanying consolidated balance sheets.

For this reason, we have included an adjustment in the reconciliation of net income attributed to parent company for the year ended 2009 which resulted in a decrease of €221 million in net income attributed to parent company in accordance with U.S. GAAP.

9.	Tax effect of U.S. GAAP adjustments and deferred taxation-

The previous adjustments to net income attributed to parent company and shareholders’ equity do not include their related effects on corporate tax (except for the adjustments mentioned in Item 1, part of Item 4 and Item 5), which are disclosed under “Tax effect of U.S. GAAP adjustments and deferred taxation” item in the respective reconciliation statements.

As described in Note 2.2.10 of the Consolidated Financial Statements deferred tax assets and liabilities include temporary differences measured at the amount expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the year when the asset will be realized or the liability settled.

As a result of the application of Statement of Financial Accounting Standards No. 109 (ASC 740-10), Accounting for Income Taxes, the timing differences originated by the revaluation of property and equity securities and by certain provision for coverage of loan losses have been reversed.

On July 13, 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (ASC 740-10). This statement was issued to provide additional guidance and clarification on accounting for uncertainty in income tax positions. The interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions, as well as increased disclosure requirements with regards to uncertain tax positions.

This interpretation of FASB Statement No. 109 (ASC 740-10) uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than fifty percent likely to be realized. FIN 48 (ASC 740) also sets out disclosure requirements to enhance transparency of an entity’s tax reserves.

As a result of the application of FIN 48 (ASC 740-10), the Group recorded a decrease €59 million and €66 million in retained earnings as of December 31, 2009 and 2008, respectively and a decrease of €19 million and an increase of €7 million in net income attributed to parent company as of December 31, 2009 and 2008, respectively. Consequently, FIN 48 (ASC 740-10) provokes a decrease of €78 million and €59 million in shareholders’ equity as of as of December 31, 2009 and 2008, respectively.

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

In the reconciliation to U.S. GAAP, the Group has recorded deferred tax assets of positive €302 million, positive €107 million and negative €243 million as of December 31, 2009, 2008 and 2007 and deferred tax liabilities of negative €987 million, €814 million and €887 million as of December 31, 2009, 2008 and 2007, respectively.

SFAS 109 (ASC 740-10) requires providing a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. As of December 31, 2009, 2008 and 2007 the valuation allowance was €20 million, €22 million and €22 million, respectively.

As required by SFAS 109 (ASC 740-10), the effects of the change in Spanish tax laws were included in income (see Note 21.3 of the Consolidated Financial Statements).

The following is a reconciliation of the income tax provision under IFRS to that under U.S. GAAP:

	2009	2008	2007
	Millions of euros

Income tax provision under IFRS	1,141	1,541	2,079
Tax effect of U.S. GAAP adjustments and deferred taxation	(103)	(416)	(283)
Of which: Adjustments of deferred tax liability/assets for enacted changes in tax laws of U.S. adjustments	—	—	—
Income tax provision under U.S. GAAP	1,038	1,125	1,796

The following is a reconciliation of the deferred tax assets and liabilities recorded under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and those that should be recorded under SFAS 109 (ASC 740-10):

	2009		2008		2007
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax Assets	Tax Liabilities	Tax Assets	Tax Liabilities	Tax Assets	Tax Liabilities
	Millions of euros

As reported under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004	4,993	(1,669)	5,055	(1,282)	4,310	(2,235)
Less-
Timing differences recorded under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and reversed in the reconciliation to U.S. GAAP	—	(921)	(11)	(708)	(358)	(712)
Tax effect of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP reconciliation adjustments	—	—	(1)	—	(3)	—
Plus-
Tax effect of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP reconciliation adjustments	302	(66)	119	(106)	118	(175)
As reported under SFAS 109 (ASC 740) (gross)	5,295	(2,656)	5,162	(2,096)	4,067	(3,122)
Valuation reserve	(20)	—	(22)	—	(22)	—
As reported under SFAS 109 (net)	5,275	(2,656)	5,140	(2,096)	4,045	(3,122)

The following is an analysis of deferred tax assets and liabilities as of December 31, 2009, 2008 and 2007 estimated in accordance with U.S. GAAP:

	December 31,
	2009	2008	2007
	(Millions of euros)

Deferred Tax assets
Loan loss reserves	1,632	1,440	1,057
Unrealized losses on securities pension liability	1,485	1,684	1,551
Fixed assets	286	44	47
Net operating loss carryforward	26	38	121
Investments and derivatives	89	359	15
Goodwill	2	557	594
Other	1,775	1,040	682
Total deferred tax assets	5,295	5,162	4,067
Valuation reserve	(20)	(22)	(22)
Net tax asset	5,275	5,140	4,045
Deferred tax liabilities
Unrealized gains on securities pension liability	(22)	(1)	—
Unrealized gains on investments	(719)	(220)	(1,471)
Gains on sales of investments	(232)	(115)	(107)
Fixed assets	(91)	(11)	(38)
Goodwill	(969)	(775)	(796)
Other	(622)	(974)	(710)
Total deferred tax liabilities	(2,656)	(2,096)	(3,122)

Reconciliation between the federal statutory tax rate and the effective income tax rate is as follows:

	2009	2008	2007
	% percentages

Corporate income tax at the standard rate	30.00	30.00	32.50
Decrease arising from permanent differences	(11.04)	(9.96)	(7.86)
Adjustments to the provision for prior years’ corporate income tax and other taxes	0.92	2.21	(0.15)
Income tax provision under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004	19.89	22.25	24.49
Tax effect of U.S. GAAP adjustments and deferred taxation	(0.11)	(2.03)	0.52
Income tax provision under U.S. GAAP	19.78	20.22	23.97

10.	Other Comprehensive Income-

SFAS No. 130 (ASC 220-10), Reporting Comprehensive Income establishes standards for disclosing information related to comprehensive income and its components in a full set of general-purpose financial statements.

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

The accumulated balances of other comprehensive income as of December 31, 2009, 2008 and 2007 were as follows:

	Foreign
	Currency
	Translation	Unrealized	Gains on	Other
	Adjustments	Gains on	Derivative	Comprehensive
	and Others	Securities	Instruments	Income
	Millions of euros

Balance as of December 31, 2007	(5,165)	3,727	302	(1,137)
Changes in 2008	(1,001)	(2,657)	175	(3,483)
Balance as of December 31, 2008	(6,166)	1,070	477	(4,619)
Changes in 2009	(76)	943	(4)	863
Balance as of December 31, 2009	(6,242)	2,013	473	(3,757)

Taxes allocated to each component of other comprehensive income as of December 31, 2009, 2008 and 2007 were as follows:

	2009			2008			2007
	Before	Tax	Net of	Before	Tax	Net of	Before	Tax	Net of
	Tax	Expense or	Tax	Tax	Expense or	Tax	Tax	Expense or	Tax
	Amount	benefit	Amount	Amount	Benefit	Amount	Amount	Benefit	Amount
	Millions of euros

Foreign currency translations adjustment and others	(76)	—	(76)	(1,001)	—	(1,001)	(1,873)	—	(1,873)
Unrealized gains on securities:
Unrealized holding gains arising during the period	1,221	(278)	943	(3,454)	797	(2,657)	633	(146)	487
Derivatives Instruments and Hedging Activities	(5)	1	(4)	228	(53)	175	370	(85)	285

Other comprehensive income	1,140	(277)	863	(4,227)	744	(3,483)	(871)	(231)	(1,102)

11.	Earnings per share-

SFAS No. 128 (ASC 260), Earnings per Share, specifies the computation, presentation and disclosure requirements for earnings per share (EPS).

Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares outstanding (the denominator), which may include contingently issuable shares where all necessary conditions for issuance have been satisfied. Diluted earnings per share include the determinants of basic earnings per share and, in addition, give effect to dilutive potential common shares that were outstanding during the period.

The computation of basic and diluted earnings per share for the years ended December 31, 2009, 2008 and 2007 is presented in the following table:

	2009	2008	2007
	Millions of euros, except per share data

Numerator for basic earnings per share:
Income available to common shareholders (IFRS)(*)	4,228	5,020	6,126
Income available to common shareholders (U.S. GAAP):	3,825	4,070	5,409
Numerator for diluted earnings per share:
Income available to common shareholders (IFRS)(*)	4,228	5,020	6,126
Income available to common shareholders (U.S. GAAP):	3,843	4,070	5,409
Denominator for basic earnings per share:
IFRS(*)	3,758,316,634	3,706,204,569	3,593,940,198
US GAAP	3,719,162,366	3,706,204,569	3,593,940,198
Denominator for diluted earnings per share:
IFRS(*)	3,758,316,634	3,706,204,569	3,593,940,198
US GAAP	3,758,316,634	3,706,204,569	3,593,940,198
IFRS(*)
Basic earnings per share (Euros)	1.12	1.35	1.70
Diluted earnings per share (Euros)	1.12	1.35	1.70
U.S. GAAP
Basic earnings per share (Euros)	1.03	1.10	1.50
Diluted earnings per share (Euros)	1.02	1.10	1.50

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004

12.	FIN 46-R- (ASC 810)

We arranged the issuance of preferred shares using special purpose vehicles (See Note 23.4.3.2 of the Consolidated Financial Statements). Our preferred security transactions are based on the following model:

•	We are the sponsor in the issuance of certain debentures by special purpose vehicles (SPEs) (the issuer of preference shares) that we incorporated and for which we hold 100% of the common stock and voting rights.

The SPEs issue preferred securities to 3rd party investors. The terms of the preferred securities are issued in perpetuity with fixed dividend coupon and can be called by the SPEs.

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

Under U.S. GAAP we consider the investments in the common stock of this class of special purpose vehicles as equity-method investees.

As a result of the deconsolidation of the SPEs, the loans received from the SPEs are presented as financial liabilities under U.S. GAAP.

Consequently, the deconsolidation of the entities described in Note 23.4.3.2 of the Consolidated Financial Statements, has no impact on shareholders’ equity or net income attributed to parent company under U.S. GAAP. These financial instruments that are presented under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 in the caption “Subordinated liabilities — preferences shares” are presented under U.S. GAAP under the caption “Time deposits” (€5,188 million).

13.	Statement of Financial Accounting Standards No. 157 (ASC 820): “Fair Value Measurement”-

In September 2006, the FASB issued this Statement that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2008, and periods within those fiscal years. The disclosure about fair value measurements is presented in Notes 7 and 8 of the Consolidated Financial Statements.

14.	Other Accounting Standards-

Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (ASC 805 — Business Combinations)

This revision was issued in December 2007, and is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This Statement replaces FASB Statement No. 141(ASC 805 — Business Combinations), Business Combinations and establishes principles and requirements for how the acquirer:

1. Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree.

2. Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase

3. Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) should be used for all business combinations and for an acquirer to be identified for each business combination.

The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (ASC 810 — Consolidation)

This Statement was issued in December 2007, and is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). It amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this Statement was issued, limited guidance existed for reporting noncontrolling interests. As a result, considerable diversity in practice existed. So-called non controlling interests were reported in the consolidated statement of financial position as liabilities or in the mezzanine section between liabilities and equity. This Statement improves comparability by eliminating that diversity.

The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (ASC 815-10-50 — Derivatives and Hedging)

In March 2008 the FASB issued FASB Statement No. 161 (ASC 815-10-50), Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows.

FASB Statement No. 161 (ASC 815-10-50) achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk — related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments.

This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

The adoption of this new statement did not have any effect in our results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 163, “Accounting for Financial Guarantee Insurance Contracts — an interpretation of FASB Statement No. 60” (ASC 944 — Financial Services — Insurance)

Diversity exists in practice in accounting for financial guarantee insurance contracts by insurance enterprises under FASB Statement No. 60 (ASC 944), Accounting and Reporting by Insurance Enterprises. That diversity results in inconsistencies in the recognition and measurement of claim liabilities because of differing views about when a loss has been incurred under FASB Statement No. 5 (ASC 450-10), Accounting for Contingencies. This Statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how Statement 60 (ASC 944) applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. Those clarifications will increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises. This Statement requires expanded disclosures about financial guarantee insurance contracts.

This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years.

The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 165 — Subsequent Events (ASC 855 — Subsequent Events)

The objective of this Statement is to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth:

1. The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements.

2. The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements.

3. The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

This Statement is effective for interim or annual financial statements ending after June 15, 2009. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 168 (ASC 105) “Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles”

This FASB Statement No. 168 (ASC 105) “Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles” — a replacement of FASB Statement No. 162. SFAS 168 (ASC 105) establishes the FASB Accounting Standards CodificationTM as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. FAS 168 (ASC 105) is effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards were superseded. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

FSP FAS 107-1 y APB 28-1 — Interim Disclosures about Fair Value of Financial Instruments (ASC 825-10-50 — Financial instruments)

This FASB Staff Position amends FASB Statement No. 107(ASC 825-10-50) and APB Opinion No. 28 (ASC 270-10) to require disclosures about fair value of financial instruments. This FSP also amends APB Opinion No. 28 (ASC 270-10), Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. This FSP is effective for interim reporting periods ending after June 15, 2009. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

FSP No. FAS 115-2 and FAS 124-2 — Recognition and Presentation of Other-Than-Temporary Impairments (ASC 320 — Investments — Debt and Equity Securities)

This FASB Staff Position amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and expand the required disclosures.

If the fair value of a debt security is less than its amortized cost basis at the balance sheet date, an entity shall assess whether the impairment is other than temporary. Under the FSP, another-than-temporary impairment of a debt security is considered to have occurred in the following circumstances:

•	The entity intends to sell the security. The difference between the investment amortized cost basis and its fair value at the balance sheet date is recognized in earnings.

•	It is more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis. The difference between the investment amortized cost basis and its fair value at the balance sheet date is recognized in earnings.

•	The entity does not expect to recover the entire amortized cost basis of the security. The other-than-temporary impairment shall be separated into a) the amount representing the credit loss (recognized in earnings) and b) the amount related to other factors (recognized in other comprehensive income). The previous amortized cost basis less other-then-temporary impairment recognized in earnings shall become the new amortized cost basis of the investment.

After an other-than-temporary impairment, an entity shall account for the other-than-temporarily-impaired debt security as if the debt security had been purchased on the measurement date of the other-than temporary impairment at an amortized cost basis equal to the previous amortized cost basis less the other-than-temporary impairment recognized in earnings.

The FSP is effective for interim and annual reporting periods ending after June 15 2009. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (ASC 860 — Transfers and Servicing)

The objective of this FSP is to provide guidance on accounting for a transfer of a financial asset and a repurchase financing. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.

FSP FAS 141(R)-1 — Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies (ASC 805-20 Business Combinations — Identifiable Assets and Liabilities, and Any Noncontrolling Interest)

This FASB Staff Position amends and clarifies FASB Statement No. 141 (revised 2007), Business Combinations, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. Application issues included, among others, are the following:

a) Determining the acquisition-date fair value of a litigation-related contingency.

b) Distinguishing between a contractual and noncontractual contingency.

c) Dealing with situations in which a target entity may have determined that a loss contingency should be recognized in accordance with Statement 5 because the entity intends to settle out of court but the liability does not meet the more-likely-than-not threshold for recognition of a noncontractual contingency.

d) Derecognizing a liability arising from a contingency recognized as of the acquisition date.

e) Disclosing potentially prejudicial information in financial statements.

This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets” (ASC 275 — Risks and Uncertainties)

The objective of this FSP is to amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142 (ASC 350), Goodwill and Other Intangible Assets.

This FSP states that in developing assumptions about renewal or extension used to determine the useful life of a recognized intangible asset, an entity shall consider its own historical experience in renewing or extending similar arrangements, adjusted for the entity-specific factors in paragraph 11 of Statement 142. In the absence of that experience, an entity shall consider the assumptions that market participants would use about renewal or extension (consistent with the highest and best use of the asset by market participants), adjusted for the entity-specific factors in paragraph 11 of Statement 142. This standard is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

FSP FAS 157-2 “Effective Date of FASB Statement No. 157” (ASC 820 — Fair Value Measurements and Disclosures)

In February 2008, the FASB released a proposed FASB Staff Position (FSP SFAS 157-2 — Effective Date of FASB Statement No. 157 (ASC 820)) which, delayed the effective date of SFAS No. 157 (ASC 820) “Fair Value Measurements” until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for all non-financial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of this new statement at the required effective date did not have a significant effect in our results of operations, financial position or cash flows.

FSP FAS 157-4 — Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (ASC 820 — Fair Value Measurements and Disclosures)

This FASB Staff Position provides additional guidance for estimating fair value in accordance with FASB Statement No. 157(ASC 820), Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. It emphasizes that, even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.

This FSP is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (ASC 470-20 debt — Debt with Conversion and Other Options)

This FSP applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. It clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

FSP EITF 03-6-1 — Determining Whether Instruments Granted in Share-Based Payment transactions Are Participating Securities (ASC 260 — Earnings Per Share)

This FASB Staff Position addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128 (ASC 260-15-60-B), Earnings per Share.

This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented shall be adjusted retrospectively to conform with the provisions of this FSP. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

ASU No. 2009-12 Fair Value Measurements and Disclosures (ASC 820-10) — Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)

This ASU amends Subtopic 820-10, Fair Value Measurements and Disclosures, for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The amendments permit, as practical expedient, a reporting entity to measure the fair value of an investment on the basis of the net asset value per share of the investment, if the net asset value of the investment is calculated in a manner consistent with the measurement principles of ASC 946 as of the reporting entity’s measurement date, including measurement of all or substantially all of the investments of the investee in accordance with ASC 820. The Update also requires additional disclosures by mayor category of investment about the attributes of investments. This ASU is effective for interim and annual periods ending after December 15, 2009. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

Accounting Standard Update (“ASU”) No. 2010-01 Equity (ASC 505): Accounting for Distributions to Shareholders with Components of Stock and Cash (A Consensus of the FASB Emerging Issues Task Force)

This ASU clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of applying ASC 505 and 2060 (equity and earnings per share). This ASU is effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

ASU No. 2010-02 Consolidation (ASC 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary — a Scope Clarification

This ASU amends the scope of the decrease in ownership provisions of the subtopic 810-10 and related guidance to clarify that it applies to the following:

•	A subsidiary or group of assets that is a business or nonprofit activity.

•	A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture.

•	An exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture).

The amendments also clarify that the decrease in ownership guidance in ASC 810-10 does not apply to the following transactions even if they involve businesses:

•	Sales of in substance real state.

•	Conveyances of oil and gas mineral rights.

The amendments are effective beginning in the period that an entity adopts Statement 160. If an entity has adopted previously Statement 160 (ASC 810-10) as of the date the amendments are included in the Accounting Standards Codification, the amendments in this Update are effective beginning in the first interim period or annual reporting period ending on or after December 15, 2009. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

ASU 2010-05 Compensation (ASC 718): Escrowed Share Arrangements and the presumption of Compensation

This ASU clarifies the SEC staff position on overcoming the presumption that for certain shareholders escrowed share arrangements represent compensation. Historically, the SEC staff has expressed the view that an escrowed share arrangement involving the release of shares to certain shareholders based on performance-related criteria is presumed to be compensatory. The amendments clarify that when evaluating whether the presumption of compensation has been overcome, registrants should consider the substance of the arrangement, including whether the arrangement was entered into for purposes unrelated to, and not contingent upon, continued employment. The SEC staff believes that an escrowed share arrangement in which the shares are automatically forfeited if employment terminates is compensation.

15.	New Accounting Standards

Statement of Financial Accounting Standards No. 166 — Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 (ASC 860 — Transfers and Servicing)

The Board’s objective in issuing this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.

On and after the effective date of this SFAS, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities (as defined under previous accounting standards) should be evaluated for consolidation by reporting entities in accordance with the applicable consolidation guidance. If the evaluation on the effective date results in consolidation, the reporting entity should apply the transition guidance provided in the pronouncement that requires consolidation.

This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 167 — Amendments to FASB Interpretation No. 46(R) (ASC 810 — Consolidation)

This Statement amends Interpretation 46(R) (ASC 810) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics:

a. The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance.

b. The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU No. 2009-5 Fair Value Measurements and Disclosures (ASC 820-10) — Measuring Liabilities at Fair Value

This ASU amends Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, to clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques:

1. A valuation technique that uses:

•	The quoted prices of the identical liability when traded as an asset

•	Quoted prices for similar liabilities or similar liabilities when traded as assets.

2. Another valuation technique that is consistent with the principles of ASC 820, for example a present value technique, or a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability.

The Update will be effective for the first reporting period (including interim periods) beginning after August 2009. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU No. 2009-13 Revenue Recognition (ASC 605-25) — Multiple-Deliverable Revenue Arrangements

This ASU provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-derivable arrangements to establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor- specific objective evidence if available, third-party evidence if vendor- specific objective evidence is not available, or estimated selling price if neither vendor- specific objective evidence nor third- party evidence is available.

The amendments eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The ASU also requires that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis.

The Update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU No. 2009-14 Software (ASC 985-605) — Certain Revenue Arrangements That Include Software Elements

This ASU changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and nonsoftware components that function together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue guidance in subtopic 958-605. Additionally, the amendments establish that if an undelivered element relates to a deliverable within the scope of Subtopic 985-605 and a deliverable excluded from the scope of Subtopic 985-605, the undelivered element shall be bifurcated into a software deliverable and a nonsoftware deliverable.

The Update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. A vendor is required to adopt the amendments in the same period using the same transition method that it uses to adopt the amendments in Update 2009-13 Revenue Recognition (ASC 605-25) — Multiple-Deliverable Revenue Arrangements. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU No. 2009-15 — Accounting for Own-Share Lending Agreements in Contemplation of Convertible Debt Issuance

This ASU modifies Subtopic 470-20 Debt — Debt with Conversion and Other options. ASC 470-20 addresses the issues arisen when an entity for which the cost to an investment banking firm or third- party investors of borrowing its shares is prohibitive enters into share-lending arrangements that are executed separately but in connection with a convertible debt offering.

The amendments establish that at the date of issuance, the share lending arrangement shall be measured at fair value and recognised as an issuance cost, with an offset to additional paid-in capital in the financial statements of the entity. The loaned shares will be excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the basic and diluted earnings- per- share calculation. Additionally, if it becomes probable that the counterparty to a share- lending arrangement will default, the issuer of the share- lending arrangement shall recognize an expense equal to the fair value of the unreturned shares, net of the fair value of probable recoveries, with an offset to additional paid- in capital and subsequent changes in the amount of the probable recoveries should also be recognized in earnings.

The Update will be effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangement outstanding as of the beginning of those fiscal years. Additionally the amendments shall be applied retrospectively for all arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU 2010-06 Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements

This ASU provides amendments to Subtopic 820-10 that require new disclosures and clarify existing disclosures related to Fair Value Measurements. Entities will be required to present new disclosures about transfers in and out Levels 1 and 2 and about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). The amendments also clarify existing disclosures to require disclosures about fair value measurement for each class of assets and liabilities and about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3.

The Update will be effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in Level 3, that will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU 2010-09 Subsequent Events (ASC 855)- Amendments to Certain Recognition and Disclosure Requirements

This ASU modifies as follows Subtopic 855-10, in order to alleviate potential conflicts with current SEC requirements:

•	An entity that is a SEC filer is required to evaluate subsequent events through the date that the financial statements are issued, but is not required to disclose the date through which subsequent events have been evaluated.

•	An entity that is a conduit bond obligor for conduit debt securities that are traded in a public market is required to evaluate subsequent events through the date that the financial statements are issued and must disclose such date.

•	All other entities will continue to be required to evaluate subsequent events through the date the financial statements are available to be issued, and must disclose such date

The scope of the reissuance disclosure requirements have been refined to apply only to “revised” financial statements. Revised financial statements include financial statements revised either as a result of (a) correction of an error or (b) retrospective application of U.S. generally accepted accounting principles. If the financial statements of an entity, other than an SEC filer, are revised, as defined, the entity should retain the initial date, but also disclose the date through which subsequent events have been evaluated in the revised financial statements.

For entities, other than conduit bond obligors, the provisions of ASU 2010-09, Amendments to Certain Recognition and Disclosure Requirements, are effective upon issuance. Conduit bond obligors will be required to apply the ASU’s requirements in fiscal periods ending after June 15, 2010.

ASU 2010-10 Consolidation (ASC 810): Amendments for Certain Investment Funds

This ASU amends ASC 810 to defer the application of the consolidation requirements resulting from the issuance of Statement 167 for a reporting entity’s interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies.

An entity that qualifies for the deferral will continue to be assessed under the overall guidance on the consolidation of variable interest entities in Subtopic 810-10 (before the Statement 167 amendments) or other applicable consolidation guidance, such as the guidance for the consolidation of partnerships in Subtopic 810-20.

The amendments in this Update will be effective as of the beginning of a reporting entity’s first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period. The effective date coincides with the effective date for the Statement 167 amendments to ASC 810. Early application is not permitted.

ASU 2010-11 Derivatives and Hedging (ASC 815) — Scope Exception Related to Embedded Credit Derivatives

This ASU amends Subtopic 815-15 to clarify the scope exception under paragraphs 815-15-15-8 through 15-9 for embedded credit derivative features related to the transfer of credit risk in the form of subordination.

The amendments establish that the embedded credit derivative feature related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another is not subject to the application of Section 815-15-25. Thus, only the embedded credit derivative feature between the financial instruments created by subordination is not subject to the application of Section 815-15-25 and should not be analyzed under that Section for potential bifurcation from the host contract and separate accounting as a derivative.

The amendments in this Update are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of each entity’s first fiscal quarter beginning after issuance of this Update. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

16.	Other information — Venezuela

As indicated in Note 2.2.23 of the Consolidated Financial Statements, the Venezuelan economy was considered to be hyperinflationary as defined by the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. Accordingly, as of December 31, 2009, it was necessary to adjust the financial statements of the Group’s subsidiaries established in Venezuela to correct them for the effect of inflation.

However, until 2010 the Venezuelan economy has not met the requirements to be considered highly inflationary economy under U.S. GAAP.

This difference, along with differences in accounting for the effects of hyperinflation, would result in a reconciling item to the Consolidated Financial Statements as of and for the year ended December 31, 2009. However, as BBVA accounts for hyperinflationary economies in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”, it is availing itself of the accommodation in Item 17(c)(2)(iv) of Form 20-F to exclude from the reconciliation to US GAAP the effects of differences in accounting for Venezuela as a highly inflationary economy. Therefore, the reconciliation complies with Item 18 of Form 20-F, which is different from the requirements of US GAAP in this regard.

B)	CONSOLIDATED FINANCIAL STATEMENTS

1.	Differences relating to the financial statements presentation-

In addition to differences described in Note 60.A affecting net income and/or shareholders’ equity, there are differences relating to the financial statements presentation between the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP presentation following the formatting guidelines in

Regulation S-X of the Securities and Exchange Commission of the United States. Although these differences do not cause differences between both GAAP reported net income and/or shareholders’ equity.

2.	Consolidated Financial Statements under Regulation S-X-

Following are the consolidated balance sheets of the BBVA Group as of December 31, 2009, 2008 and 2007 and the consolidated statement of income for each of the years ended December 31, 2009, 2008 and 2007, in the format for banks and bank holding companies required by Regulation S-X of the Securities and Exchange Commission of the United States of America, and, accordingly, prepared under U.S. GAAP (after reconciliation adjustments described above in Note 60.A)

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2009, 2008 AND 2007

	2009	2008	2007
	Millions of euros

ASSETS
Cash and due from banks	7,568	11,862	4,982
Interest-bearing deposits in other banks	28,350	31,831	33,727
Securities purchased under agreements to resell	3,652	6,480	6,870
Trading securities	72,070	75,063	63,496
Investments securities	69,978	53,416	53,694
Net Loans and leases:
Loans and leases, net of unearned income	331,693	340,958	316,743
Less: Allowance for loan losses	(8,720)	(7,384)	(5,931)
Hedging derivatives	3,663	3,929	1,097
Premises and equipment, net	6,353	6,462	4,764
Investments in affiliated companies	2,922	1,467	1,535
Intangible assets	852	780	811
Goodwill in consolidation	15,128	15,634	15,741
Accrual accounts	581	383	604
Others assets	11,008	8,693	12,436

Total assets	544,098	549,574	510,569

LIABILITIES AND EQUITY
Liabilities
Demand deposits	101,182	92,854	66,381
Savings deposits	50,639	46,732	40,523
Time deposits	152,933	166,322	133,311
Due to Bank of Spain	10,930	37	8,210
Trading account liabilities	32,830	43,009	19,273
Hedging derivatives	1,306	1,226	1,807
Short-term borrowings	68,985	61,832	56,993
Long-term debt	60,316	76,302	118,128
Taxes payable	3,194	2,372	2,992
Accounts payable	5,624	7,420	6,239
Accrual accounts	2,079	1,918	1,820
Pension allowance	6,246	6,359	5,967
Other provisions	2,313	2,319	2,374
Others liabilities	8,054	7,242	10,475

Total liabilities	506,631	515,944	474,493

Shareholders’ equity
Common stock	1,836	1,836	1,836
Additional paid-in capital	12,453	12,770	12,770
Dividends	(1,000)	(1,820)	(1,661)
Other capital instruments	(224)	(720)	(389)
Retained earnings	23,107	20,678	22,828

Total shareholders’ equity	36,172	32,744	35,384

Non-controlling interest	1,295	886	692

Total Equity	37,467	33,630	36,076

Total liabilities and equity	544,098	549,574	510,569

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED
DECEMBER 31, 2009, 2008 AND 2007

	2009	2008	2007
	Millions of euros

Interest Income
Interest and fees on loans and leases	18,670	24,141	19,191
Interest on deposits in other banks	1,489	1,722	1,684
Interest on securities purchased under agreements to resell	201	517	649
Interest on investment securities	3,829	4,479	4,176

Total interest income	24,188	30,859	25,700
Interest Expense
Interest on deposits	(6,139)	(12,982)	(8,465)
Interest on Bank of Spain & Deposit Guarantee Fund	(79)	(368)	(359)
Interest on short-term borrowings	(1,504)	(2,168)	(2,078)
Interest on long term debt	(1,749)	(3,199)	(5,015)

Total interest expense	(9,471)	(18,717)	(15,917)

Net Interest Income	14,718	12,142	9,783

Provision for loan losses	(5,199)	(3,956)	(2,832)

Net Interest Income after provision for loan losses	9,519	8,186	6,951

Non-interest income
Contingent liabilities (collected)	260	243	229
Collection and payments services (collected)	2,573	2,656	2,567
Securities services (collected)	1,636	1,895	2,089
Other transactions (collected)	835	746	707
Ceded to other entities and correspondents (paid)	(572)	(662)	(570)
Other transactions (paid)	(263)	(326)	(299)
Gains (losses) from:
Affiliated companies’ securities	122	306	252
Investment securities	231	1,579	1,751
Foreign exchange, derivatives and other, net	970	382	974
Other gains (losses)	3,474	3,657	2,237

Total non-interest income	9,267	10,473	9,937

Non-interest expense
Salaries and employee benefits	(4,651)	(4,716)	(4,335)
Occupancy expense of premise, depreciation and maintenance, net	(1,306)	(1,348)	(986)
General and administrative expenses	(2,368)	(2,423)	(2,198)
Impairment of goodwill	(388)	—	—
Net provision for specific allowances	(680)	(1,431)	(210)
Other expenses	(4,145)	(3,182)	(1,665)
Total non-interest expense	(13,539)	(13,100)	(9,394)

Income before taxes	5,248	5,559	7,494

Income tax expense	(1,038)	(1,124)	(1,796)

Net income	4,210	4,435	5,698

Less: net income attributed to the non-controlling interests	(385)	(365)	(289)

Net income attributed to parent company	3,825	4,070	5,409

3.	Consolidated Statements of Changes in Shareholders’ equity -

Composition of shareholders’ equity (considering the final dividend) as of December 31, 2009, 2008 and 2007, is presented in Note 27, 28, 29 and 30. The variation in shareholders’ equity under U.S. GAAP as of December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
	Millions of euros

Balance at the beginning of the year	32,746	35,385	30,461

Net income for the year	3,825	4,070	5,409
Dividends paid	(1,000)	(1,820)	(1,661)
Capital increase	—	—	3,288
Other comprehensive income	863	(3,481)	(1,101)
Foreign Currency Translation Adjustment and others	(76)	(1,001)	(1,873)
Unrealized Gains and losses on Securities	943	(2,656)	487
Derivatives Instruments and Hedging Activities	(4)	176	285
Other variations	(262)	(1,410)	(1,012)

Balance at the end of the year	36,172	32,744	35,384

C)  MAIN DISCLOSURES REQUIRED BY U.S. ACCOUNTING REGULATIONS FOR BANKS AND ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP

1.	Investment Securities-

The breakdown of the Group’s investment securities portfolio by issuer is as follows:

	2009				2008				2007
	Amortized		Unrealized	Unrealized	Amortized		Unrealized	Unrealized	Amortized		Unrealized	Unrealized
	Cost	Fair Value	Gains	Losses	Cost	Fair Value	Gains	Losses	Cost	Fair Value	Gains	Losses
						(Millions of euros)

DEBT SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic-	24,577	24,869	487	(195)	11,743	11,910	229	(62)	10,088	10,161	150	(77)
Spanish Government	18,312	18,551	309	(70)	6,233	6,371	138	—	5,226	5,274	79	(31)
Other debt securities	6,265	6,318	178	(125)	5,510	5,539	91	(62)	4,862	4,887	71	(46)
International-	31,868	32,202	1,067	(733)	28,108	27,920	586	(774)	26,725	27,175	737	(287)
United States -	6,804	6,805	174	(173)	10,573	10,442	155	(286)	9,051	9,056	50	(45)
U.S. Treasury and other U.S. Government agencies	414	416	4	(2)	444	444	—	—	60	61	1	—
States and political subdivisions	214	221	7	—	382	396	15	(1)	515	518	5	(2)
Other debt securities	6,176	6,168	163	(171)	9,747	9,602	140	(285)	8,476	8,477	44	(43)
Other countries -	25,064	25,397	893	(560)	17,535	17,478	431	(488)	17,674	18,119	687	(242)
Securities of other foreign Governments	17,058	17,363	697	(392)	9,624	9,653	261	(232)	10,844	11,278	562	(128)
Other debt securities	8,006	8,034	196	(168)	7,911	7,825	170	(256)	6,830	6,841	125	(114)

TOTAL AVAILABLE FOR SALE PORTFOLIO	56,445	57,071	1,554	(928)	39,851	39,830	815	(836)	36,813	37,336	887	(364)

HELD TO MATURITY PORTFOLIO
Domestic-	2,626	2,624	29	(31)	2,392	2,339	7	(60)	2,402	2,271	—	(131)
Spanish Government	1,674	1,682	21	(13)	1,412	1,412	7	(7)	1,417	1,349	—	(68)
Other debt securities	952	942	8	(18)	980	927	—	(53)	985	922	—	(63)
International-	2,811	2,869	71	(13)	2,890	2,882	25	(33)	3,182	3,063	—	(119)

TOTAL HELD TO MATURITY PORTFOLIO	5,437	5,493	100	(44)	5,282	5,221	32	(93)	5,584	5,334	—	(250)

TOTAL DEBT SECURITIES	61,882	62,564	1,654	(972)	45,133	45,051	847	(929)	42,397	42,670	887	(614)

	2009				2008				2007
	Amortized	Fair Value	Unrealized	Unrealized	Amortized	Fair Value	Unrealized	Unrealized	Amortized	Fair Value	Unrealized	Unrealized
	Cost	(1)	Gains	Losses	Cost	(1)	Gains	Losses	Cost	(1)	Gains	Losses
						(Millions of euros)

EQUITY SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic-	3,683	5,409	1,738	(12)	3,582	4,675	1,189	(96)	3,783	7,164	3,386	(5)
Equity listed	3,657	5,383	1,738	(12)	3,545	4,639	1,189	(95)	3,710	7,032	3,322	—
Equity Unlisted	26	26	—	—	37	36	—	(1)	73	132	64	(5)
International-	948	1,041	121	(28)	3,408	3,275	8	(141)	2,841	3,932	1,115	(24)
United States-	641	737	104	(8)	665	654	—	(11)	490	489	—	(1)
Equity listed	16	8	—	(8)	39	28	—	(11)	420	419	—	(1)
Equity Unlisted	625	729	104	—	626	626	—	—	70	70	—	—
Other countries-	307	304	17	(20)	2,743	2,621	8	(130)	2,351	3,443	1,115	(23)
Equity listed	250	242	12	(20)	2,545	2,416	1	(130)	2,242	3,346	1,127	(23)
Equity Unlisted	57	62	5	—	198	205	7	—	109	97	(12)	—

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,631	6,450	1,859	(40)	6,990	7,950	1,197	(237)	6,624	11,096	4,501	(29)

TOTAL EQUITY SECURITIES	4,631	6,450	1,859	(40)	6,990	7,950	1,197	(237)	6,624	11,096	4,501	(29)

TOTAL INVESTMENT SECURITIES	66,513	69,014	3,513	(1,012)	52,123	53,001	2,044	(1,166)	49,021	53,766	5,388	(643)

(1)	The Fair Values are determined based on period-end quoted market prices for listed securities and on management’s estimate for unlisted securities.

The total amount of losses amounted to €1,461 million, €1,368 million and €702 million as of December 31, 2009, 2008 and 2007, respectively.

	2009	2008	2007
	Millions of euros

Equity securities	(226)	(26)	(25)
Debt securities	(223)	(176)	(34)
(1) Total impairments other-than-temporary (charged to income under both GAAP)	(449)	(202)	(59)
Equity securities	(40)	(237)	(29)
Debt securities	(972)	(929)	(614)
(2) Total temporary unrealized losses	(1,012)	(1,166)	(643)

(1)+(2) Total losses	(1,461)	(1,368)	(702)

As of December 31, 2009, 2008 and 2007, most of our unrealized losses correspond to other debt securities (both Available-for-sale and Held-to-maturity securities).

As of December 31, 2009, the fair value of the debt securities is below its amortized cost. We have evaluated this decline in fair value to determine whether it is other than temporary and we have not recognized any other-than-temporary impairment for these securities the period ended December 31, 2009 due to the payment deadlines for interests have been met for all debt securities, there is no evidence that the issuer will not continue meeting the payment terms and the future payments of principal and interest are sufficient to recover the cost of the debt securities.

As of December 31, 2009, the unrealized losses that correspond to equity securities have been considered temporary and we have not recognized any other-than-temporary impairment for those investments because the unrealized losses related to they have mainly arisen due to the negative evolution of the markets affected by the economic situation.

An analysis of the carrying amount of investments, exclusive of valuation reserves, by contractual maturity and fair value of the debt securities portfolio is shown below:

	December 31, 2009
	Carrying Amount
		Due After One	Due After Five
	Due in One	Year to Five	Years to Ten	Due After Ten
	Year or Less	Years	Years	Years	Total
	(Millions of euros)

AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	127	10,536	5,116	2,772	18,551
Other debt securities	576	4,422	283	1,037	6,318

Total Domestic	703	14,958	5,399	3,809	24,869

International
United States	838	2,586	1,597	1,784	6,805
U.S. Treasury and other U.S. government agencies	223	53	0	140	416
States and political subdivisions	36	84	79	22	221
Other U.S. securities	579	2,449	1,518	1,622	6,168
Other countries	2,254	9,318	3,614	10,211	25,397
Securities of other foreign governments	934	5,929	2,454	8,046	17,363
Other debt securities of other countries	1,320	3,389	1,160	2,165	8,034

Total International	3,092	11,904	5,211	11,995	32,202

TOTAL AVAILABLE-FOR-SALE	3,795	26,862	10,610	15,804	57,071

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	5	181	1,425	63	1,674
Other debt securities	50	486	294	122	952

Total Domestic	55	667	1,719	185	2,626

Total International	215	790	1,590	216	2,811

TOTAL HELD-TO-MATURITY	270	1,457	3,309	401	5,437

TOTAL DEBT SECURITIES	4,065	28,319	13,919	16,205	62,508

	December 31, 2009
	Market Value
		Due After One	Due After Five
	Due in One	Year to Five	Years to Ten	Due After Ten
	Year or Less	Years	Years	Years	Total
	(Millions of euros)

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	5	181	1,433	63	1,682
Other debt securities	50	482	287	123	942

Total Domestic	55	663	1,720	186	2,624

Total International	217	808	1,623	221	2,869

TOTAL HELD-TO-MATURITY	272	1,471	3,343	407	5,493

	December 31, 2008
	Carrying Amount
		Due After One	Due After Five
	Due in One	Year to Five	Years to Ten	Due After Ten
	Year or Less	Years	Years	Years	Total
	(Millions of euros)

AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	119	6,694	4,003	3,829	14,645
Other debt securities	1,067	3,732	278	835	5,912

Total Domestic	1,186	10,426	4,281	4,664	20,557

International
United States	985	3,083	1,784	1,410	7,262
U.S. Treasury and other U.S. government agencies	160	18	—	245	423
States and political subdivisions	70	145	159	52	426
Other U.S. securities	755	2,920	1,625	1,113	6,413
Other countries	2,603	9,799	5,438	3,960	21,800
Securities of other foreign governments	666	7,483	4,018	2,088	14,255
Other debt securities of other countries	1,937	2,316	1,420	1,872	7,545

Total International	3,588	12,882	7,222	5,370	29,062

TOTAL AVAILABLE-FOR-SALE	4,774	23,308	11,503	10,034	49,619

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	110	118	1,053	54	1,335
Other debt securities	54	212	550	128	944

Total Domestic	164	330	1,603	182	2,279

Total International	85	918	1,594	223	2,820

TOTAL HELD-TO-MATURITY	249	1,248	3,197	405	5,099

TOTAL DEBT SECURITIES	5,023	24,556	14,700	10,439	54,718

	December 31, 2008
	Market Value
		Due After One	Due After Five
	Due in One	Year to Five	Years to Ten	Due After Ten
	Year or Less	Years	Years	Years	Total
	(Millions of euros)

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	110	119	1,055	54	1,338
Other debt securities	52	203	525	122	902

Total Domestic	162	322	1,580	176	2,240

Total International	83	924	1,607	226	2,840

TOTAL HELD-TO-MATURITY	245	1,246	3,187	402	5,080

	December 31, 2007
	Carrying Amount
		Due After One	Due After Five
	Due in One	Year to Five	Years to Ten	Due After Ten
	Year or Less	Years	Years	Years	Total
	(Millions of euros)

AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	437	796	1,062	2,980	5,274
Other debt securities	453	2,935	326	1,173	4,887

Total Domestic	890	3,731	1,388	4,153	10,161

International
United States	1,006	3,818	2,169	2,062	9,055
U.S. Treasury and other U.S. government agencies	14	43	3	—	61
States and political subdivisions	54	114	181	169	518
Other U.S. securities	938	3,661	1,985	1,893	8,477
Other countries	1,792	4,812	5,532	5,983	18,119
Securities of other foreign governments	498	2,408	4,199	4,173	11,278
Other debt securities of other countries	1,294	2,404	1,333	1,810	6,841

Total International	2,798	8,630	7,701	8,045	27,175

TOTAL AVAILABLE-FOR-SALE	3,688	12,361	9,089	12,198	37,336

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	5	292	1,066	54	1,417
Other debt securities	4	193	661	127	985

Total Domestic	9	485	1,727	181	2,402

Total International	282	936	1,738	227	3,182

TOTAL HELD-TO-MATURITY	291	1,421	3,465	408	5,584

TOTAL DEBT SECURITIES	3,979	13,782	12,554	12,606	42,921

	December 31, 2007
	Market Value
		Due After One	Due After Five
	Due in One	Year to Five	Years to Ten	Due After Ten
	Year or Less	Years	Years	Years	Total
	(Millions of euros)

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	5	278	1,015	52	1,349
Other debt securities	3	180	619	119	922

Total Domestic	8	458	1,634	171	2,271

Total International	271	901	1,673	218	3,063

TOTAL HELD-TO-MATURITY	279	1,359	3,307	389	5,334

(*)	As we describe in Note 2.2.1 carrying amount and market value are the same for “Trading portfolio” and “Available for sale portfolio”

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

As of December 31, 2009, 2008 and 2007 the net gains from sales of available-for-sale securities amounted to €504 million, €1,723 million and €1,556 million, respectively (see Notes 44 and 52). As of December 31, 2009, 2008 and 2007 the gross realized gains on those sales amounted to €672 million, €1,150 million and €1,635 million, respectively. As of December 31, 2009, 2008 and 2007 the gross realized losses on those sales amounted to €167 million (of which €70 million corresponds to debt securities and €97 million corresponds to other equity instruments), €154 million (of which €58 million corresponds to debt securities and €96 million corresponds to other equity instruments) and €79 million (of which €38 million corresponds to debt securities and €41 million corresponds to other equity instruments), respectively.

2.	Loans and Accounting by Creditors for Impairment of a Loan-

The balance of the recorded investment in impaired loans (substandard loans) and of the related valuation allowance as of June 30, 2009 is as follows:

2009
Millions
of euros

Impaired loans requiring no reserve	66
Impaired loans requiring valuation allowance	15,131

Total impaired loans	15,197

Valuation allowance on impaired loans	4,827

The roll-forward allowance is shown in Note 7.1 of the Consolidated Financial Statements.

The related amount of interest income recognized during the time within that period that the loans were impaired was:

2009
Millions
of euros

Interest revenue that would have been recorded if accruing	1,485
Net interest revenue recorded	192

3.	Investments in and Indebtedness of and to Affiliates-

For aggregated summarized financial information with respect to significant affiliated companies for the year ended December 31, 2009 see Note 17 and Appendix IV for detailed information of investments in associates.

4.	Deposits-

The breakdowns of deposits from credit entities and customers as of December 31, 2009, 2008 and 2007, by domicile and type are included in Note 23.

As of December 31, 2009, 2008 and 2007, the time deposits, both domestic and international, (other than interbank deposits) in denominations of €69,416 thousand (approximately US$100 thousand) or more were €96,164 billion, €97.92 billion and €96.75 billion, respectively.

5.	Short-Term Borrowings-

The information about “Short-Term borrowings” required under S-X Regulations is as follows:

	As of December 31,
	2009		2008		2007
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(In millions of euro, except %)

Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of December 31	26,171	2.43%	28,206	4.66%	39,902	5.20%
Average during year	30,811	2.71%	34,729	5.62%	42,461	5.13%
Maximum quarter-end balance	28,849	—	34,202	—	44,155	—
Bank promissory notes:
As of December 31	29,578	0.50%	20,061	3.70%	5,810	3.69%
Average during year	27,434	1.28%	15,661	4.57%	6,975	3.96%
Maximum quarter-end balance	29,578	—	20,061	—	7,133	—
Bonds and Subordinated debt :
As of December 31	13,236	2.54%	13,565	4.66%	11,281	4.49%
Average during year	14,820	3.20%	12,447	5.18%	12,147	5.21%
Maximum quarter-end balance	13,904	—	15,822	—	15,761	—
Total short-term borrowings as of December 31	68,985	1.62%	61,832	4.35%	56,993	4.91%

As of December 31, 2009, 2008 and 2007, short-term borrowings include €17,419 million, €13,018 million and €33,233 million, respectively, of securities sold under agreements to repurchase from Bank of Spain and other Spanish and foreign financial institutions.

6.	Long Term Debt-

See Note 23 of the Consolidated Financial Statements.

7.	Derivative Financial Instruments and Hedging Activities-

The breakdown of the Derivative Financial Instruments is shown in Notes 10 and 15 of the Consolidated Financial Statements.

7.1.	Objectives for the holding of positions in derivatives and strategies for the achievement of these objectives

See Note 15 of the Consolidated Financial Statements.

7.1.1.	Risk Management Policies

See Note 7 of the Consolidated Financial Statements.

7.1.2.	Transactions whose risks are hedged for U.S. GAAP purposes

U.S. GAAP (SFAS 133 — ASC 815) is more restrictive than IAS 39, Financial Instruments: recognition and measurement, on the types of risks that may be hedged and therefore certain hedging relationships have been discontinued under U.S. GAAP.

Paragraph 21.f. of SFAS 133 (ASC 815) defines the risks that may be hedged as only one of (or a combination of) the following:

(a) the risk of changes in the overall fair value of the entire hedged item,

(b) the risk of changes in its fair value attributed to changes in the designated benchmark interest rate (referred to as interest rate risk),

(c) the risk of changes in its fair value attributed to changes in the related foreign currency exchange rates (referred to as foreign exchange risk) and

(d) the risk of changes in its fair value attributed to both changes in the obligor’s creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item’s credit sector at inception of the hedge (referred to as credit risk).

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

Under SFAS 133 (ASC 815) the accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item attributed to the hedged risk are recognized in earnings.

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

Estimated fair value of these financial instruments is based on active market prices.

Forward purchases/sales of government debt securities

Estimated fair value of these financial instruments is based on active market prices, since they are mostly traded in organised markets.

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

See Notes 2.2.12 and 26 of the Consolidated Financial Statements for a detail of the pension commitments under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

9.	Employers’ Disclosures about Postretirement Benefit Plan Assets (FAS 132(R)-1) (ASC 715-20)

Employee benefits corporate policies are defined by BBVA Group as part of the coordination framework established between the headquarters and each of the countries in which it operates.

In order to manage the assets related to defined benefit plans, BBVA Group has set the corresponding corporate investment policy. The investment policy currently in force is designed according to the criteria of prudence and aimed to minimize the financial risks in plan assets.

The main principles of this policy are summarized below:

✓	Fixed income as the only category of allowed assets. Preference for government bonds

✓	No currency risk allowed in asset allocation

✓	Requirement of specific levels of liquidity in order to meet the expected cash flow liabilities

✓	Systematized controls in duration, limiting the asset-liabilities duration gaps

✓	Standardized limitation in inflation risk

Local adaptation of the corporate investment policy is taking place gradually along the countries in which the Group operates, taking into account the particularities of each market. This implies the need for unifying the diversity of the local investment policies previously in force, considering the specific local legislations and regulations -especially with regards to investment decision making processes — .

On average, as at December 31, 2009 the degree of local implementation of the current investment policy for plan assets is, in its most significant aspects, well advanced with nearly 90% of assets invested in fixed income (mostly government bonds) and around 8% in equity and 2% in other assets.

Measurement of plan assets is set using market quoted prices as the underlying assets are market quoted and priced instruments. In addition, no significant concentrations of risks within plan assets have been identified as at December 31, 2009 and investments of the plans are deemed to be sufficiently diversified.

10.	Disclosures about Fair Value of Financial Instruments (SFAS 107- ASC 825-10)-

See Note 8 of the Consolidated Financial Statements for disclosures about Fair Value of Financial Instruments, as required by SFAS No. 107 (ASC 825-10).

11.	Segment Information-

See Note 6 of the Consolidated Financial Statements, for a detail of the segment information under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

12.	Business combination in 2009-

See Note 3 for details of the effect on income statement of business combinations produced during 2008.

13.	FIN 48 (ASC 605-15)-

As of December 31, 2009, December 31, 2008 and December 31, 2007, the Group’s unrecognized tax benefits, including related interest expense and penalties was €1,052 million, €1,136 million and €1,006 million , respectively, of which €683 million, if recognized, would reduce the annual effective tax rate. As the Group is presently under audit by number of tax authorities, it is reasonably possible that unrecognized tax benefits could change significantly over the next 12 months. The Group does not expect that any such changes would have a material impact on its annual effective tax rate.

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

The following is a roll-forward of the Company’s FIN 48 (ASC 605-15) unrecognized tax benefits from December 31, 2007 to December 31, 2009.

In millions of euros

Total unrecognized tax benefits as of December 31, 2007	1,006
Net amount of increases for current year’s tax positions	11
Gross amount of increases for prior years’ tax positions	124
Gross amount of decreases for prior years’ tax positions	(4)
Foreign exchange and acquisitions	(1)
Total unrecognized tax benefits at December 31, 2008	1.136
Net amount of increases for current year’s tax positions	3
Gross amount of increases for prior years’ tax positions	113
Gross amount of decreases for prior years’ tax positions	(9)
Foreign exchange, acquisitions and others	(191)
Total unrecognized tax benefits at December 31, 2009	1.052

The Group classifies interest as interest expense but penalties are classified as tax expense. During the year 2009, the Group recognized approximately 44 million in interest and penalties. The Group had approximately 299 million for the payment of interest and penalties accrued at December 31, 2009.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year

Spain	2004-2009
United States	2004-2009
Puerto Rico	2003-2009
Peru	2006-2009
Colombia	2003-2009
Argentina	2004-2009
Venezuela	2003-2009
Mexico	2006-2009

14.,	Disclosures about Derivative Instruments and Hedging Activities SFAS. 161 (ASC 815-10-50 — Derivatives and Hedging)

In March 2008 the FASB issued FASB Statement No. 161 (ASC 815-10-50), Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

See Note 10, 15, 33 and 44 of the Consolidated Financial Statements for disclosures about derivative instruments and hedging activities, as required by SFAS No. 161(ASC 815-10-50)

15.	Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered-

In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, BBVA International Preferred, S.A. (Unipersonal) — issuer of registered preferred securities guaranteed by Banco Bilbao Vizcaya Argentaria, S.A. — do not file the financial statements required for a registrant by Regulation S-X as BBVA International Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. who fully and unconditionally guarantees the preferred securities (Serie “C” is listed in the United States). No other subsidiary of the Bank guarantees such securities. We are not aware of any legal or economic restrictions on the ability of this subsidiary to transfer funds to our parent company in the form of cash dividends, loans or advances, capital repatriation or otherwise. There is no assurance that in the future such restrictions will not be adopted.

APPENDIX I. FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008

	2009	2008(*)
	Millions of euros

ASSETS
CASH AND BALANCES WITH CENTRAL BANKS	3,286	2,687

FINANCIAL ASSETS HELD FOR TRADING	57,532	59,987

Loans and advances to credit institutions	—	—

Loans and advances to customers	—	—

Debt securities	22,833	14,953

Equity instruments	4,996	5,605

Trading derivatives	29,703	39,429

Memorandum item: Loaned or advanced as collateral	12,665	5,012

OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—

Loans and advances to credit institutions	—	—

Loans and advances to customers	—	—

Debt securities	—	—

Equity instruments	—	—

Memorandum item: Loaned or advanced as collateral	—	—

AVAILABLE-FOR-SALE FINANCIAL ASSETS	35,964	18,726

Debt securities	30,610	11,873

Equity instruments	5,354	6,853

Memorandum item: Loaned or advanced as collateral	23,777	7,694

LOANS AND RECEIVABLES	256,355	272,114

Loans and advances to credit institutions	27,863	45,274

Loans and advances to customers	228,491	226,836

Debt securities	1	4

Memorandum item: Loaned or advanced as collateral	40,040	4,683

HELD-TO-MATURITY INVESTMENTS	5,437	5,282

Memorandum item: Loaned or advanced as collateral	1,178	729

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—

HEDGING DERIVATIVES	3,082	3,047

NON-CURRENT ASSETS HELD FOR SALE	570	149

INVESTMENTS	22,120	21,668

Associates	2,296	452

Jointly controlled entities	17	4

Subsidiaries	19,807	21,212

INSURANCE CONTRACTS LINKED TO PENSIONS	1,883	1,996

TANGIBLE ASSETS	1,464	1,895

Property, plants and equipment	1,461	1,884

For own use	1,461	1,884

Other assets leased out under an operating lease	—	—

Investment properties	3	11

Memorandum item: Acquired under financial lease	—	—

INTANGIBLE ASSETS	246	166

Goodwill	—	—

Other intangible assets	246	166

TAX ASSETS	3,188	3,568

Current	448	320

Deferred	2,740	3,248

OTHER ASSETS	718	735

TOTAL ASSETS	391,845	392,020

(*)	Presented for comparison purposes only.

APPENDIX I (Continued). FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008

	2009	2008(*)
	Millions of euros

LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING	31,943	40,538

Deposits from central banks	—	—

Deposits from credit institutions	—	—

Customers deposits	—	—

Debt certificates	—	—

Trading derivatives	28,577	37,885

Short positions	3,366	2,653

Other financial liabilities	—	—

OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—

Deposits from central banks	—	—

Deposits from credit institutions	—	—

Customer deposits	—	—

Debt certificates	—	—

Subordinated liabilities	—	—

Other financial liabilities	—	—

FINANCIAL LIABILITIES AT AMORTIZED COST	328,389	322,197

Deposits from central banks	20,376	13,697

Deposits from credit institutions	40,201	43,972

Customer deposits	180,407	188,311

Debt certificates	69,453	58,837

Subordinated liabilities	14,481	13,332

Other financial liabilities	3,471	4,048

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—

HEDGING DERIVATIVES	1,014	824

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	—	—

PROVISIONS	6,790	7,071

Provisions for pensions and similar obligations	5,426	5,651

Provisions for taxes and other legal contingencies	—	—

Provisions for contingent exposures and commitments	201	387

Other provisions	1,163	1,033

TAX LIABILITIES	715	633

Current	—	—

Deferred	715	633

OTHER LIABILITIES	1,317	1,044

TOTAL LIABILITIES	370,168	372,307

STOCKHOLDERS’ FUNDS	20,034	18,562

Common Stock	1,837	1,837

Issued	1,837	1,837

Unpaid and uncalled(-)	—	—

Share premium	12,453	12,770

Reserves	3,893	3,070

Other equity instruments	10	71

Equity component of compound financial instruments	—	—

Other equity instruments	10	71

Less: Treasury stock	(128)	(143)

Income attributed to the parent company	2,981	2,835

Less: Dividends and remuneration	(1,012)	(1,878)

VALUATION ADJUSTMENTS	1,643	1,151

Available-for-sale financial assets	1,567	937

Cash flow hedging	80	141

Hedging of net investment in a foreign transactions	—	—

Exchange differences	(4)	73

Non-current assets helf for sale	—	—

Other valuation adjustments	—	—

TOTAL EQUITY	21,677	19,713

TOTAL LIABILITIES AND EQUITY	391,845	392,020

(*)	Presented for comparison purposes only.

APPENDIX I (Continued). FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA
ARGENTARIA, S.A.

INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008(*)
	Millions of euros

INTEREST AND SIMILAR INCOME	11,420	15,854

INTEREST AND SIMILAR EXPENSES	(5,330)	(12,178)

NET INTEREST INCOME	6,090	3,676

DIVIDEND INCOME	1,773	2,318

FEE AND COMMISSION INCOME	1,948	2,034

FEE AND COMMISSION EXPENSES	(303)	(359)

NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	96	632

Financial instruments held for trading	(133)	(2)

Other financial instruments at fair value through profit or loss	—	—

Other financial instruments not at fair value through profit or loss	229	634

Rest	—	—

NET EXCHANGE DIFFERENCES	259	(20)

OTHER OPERATING INCOME	81	83

OTHER OPERATING EXPENSES	(98)	(100)

GROSS INCOME	9,846	8,264

ADMINISTRATION COSTS	(3,337)	(3,324)

Personnel expenses	(2,251)	(2,258)

General and administrative expenses	(1,086)	(1,066)

DEPRECIATION AND AMORTIZATION	(243)	(219)

PROVISIONS (NET)	(269)	(1,327)

IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(1,698)	(996)

Loans and receivables	(1,518)	(900)

Other financial instruments not at fair value through profit or loss	—	—
	(180)	(96)

NET OPERATING INCOME	4,299	2,398

IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	(1,746)	(8)

Goodwill and other intangible assets	—	—

Other assets	(1,746)	(8)

GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	3	—

NEGATIVE GOODWILL	—	—

GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	892	736

INCOME BEFORE TAX	3,448	3,126

INCOME TAX	(467)	(291)

PRIOR YEAR INCOME FROM CONTINUING TRANSACTIONS	2,981	2,835

INCOME FROM DISCONTINUED TRANSACTIONS (NET)	—	—
NET INCOME	2,981	2,835

(*)	Presented for comparison purposes only.

APPENDIX I (Continued). FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA
ARGENTARIA, S.A.

STATEMENTS OF RECOGNIZED INCOME AND EXPENSES FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008

	2009	2008(*)
	Millions of euros

STATEMENT OF RECOGNIZED INCOME AND EXPENSES
NET INCOME FOR THE YEAR	2,981	2,835

OTHER RECOGNIZED INCOME (EXPENSES)	492	(1,737)

Available-for-sale financial assets	1,028	(2,838)

Valuation gains/losses	1,045	(1,727)

Amounts removed to income statement	(17)	(1,111)

Reclassifications	—	—

Cash flow hedging	(85)	310

Valuation gains/losses	(80)	298

Amounts removed to income statement	(5)	12

Amounts removed to the initial book value of the hedged items	—	—

Other reclassifications	—	—

Hedging of net investment in foreign transactions	—	—

Valuation gains/losses	—	—

Amounts removed to income statement	—	—

Other reclassifications	—	—

Exchange differences	(79)	86

Valuation gains/losses	(6)	104

Amounts removed to income statement	(73)	(18)

Other reclassifications	—	—

Non-current assets held for sale	—	—

Valuation gains and losses	—	—

Amounts removed to income statement	—	—

Other reclassifications	—	—

Actuarial gains and losses on pension plans	—	—

Rest of recognized income and expenses	—	—

Income tax	(372)	705

TOTAL RECOGNIZED INCOME/EXPENSE	3,473	1,098

APPENDIX I (Continued). FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Stockholders’ Funds
				Other	Less:		Less:	Total
		Share		Equity	Treasury	Profit For	Dividends and	Stockholders’	Valuation	Total
	Capital	Premium	Reserves	Instruments	Stock	the Year	Remunerations	Funds	Adjustments	Equity
	Millions of euros

Balances as of January 1, 2009	1,837	12,770	3,070	71	(143)	2,835	(1,878)	18,562	1,151	19,713
Effects of changes in accounting policies	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1,837	12,770	3,070	71	(143)	2,835	(1,878)	18,562	1,151	19,713
Total recognized income/expense	—	—	—	—	—	2,981	—	2,981	492	3,473
Other changes in equity	—	(317)	823	(61)	15	(2,835)	866	(1,509)	—	(1,509)
Capital increases	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	5	—	—	—	5	—	5
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—
Dividend distribution/Remuneration	—	—	—	—	—	—	(1,012)	(1,012)	—	(1,012)
Transactions including treasury shares and other equity instruments (net)	—	—	(99)	—	15	—	—	(84)	—	(84)
Transfers between total equity entries	—	—	957	—	—	(2,835)	1,878	—	—	—
Increases/reductions due to business combinations	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	(317)	—	(66)	—	—	—	(383)	—	(383)
Rest of increases/reductions in total equity	—	—	(35)	—	—	—	—	(35)	—	(35)

Balances as of December 31, 2009	1,837	12,453	3,893	10	(128)	2,981	(1,012)	20,034	1,643	21,677

Balances as of January 1, 2008	1,837	12,770	2,257	49	(129)	3,612	(1,679)	18,717	2,888	21,605
Effects of changes in accounting policies	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1,837	12,770	2,257	49	(129)	3,612	(1,679)	18,717	2,888	21,605
Total recognized income/expense	—	—	—	—	—	2,835	—	2,835	(1,737)	1,098
Other changes in equity	—	—	813	22	(14)	(3,612)	(199)	(2,990)	—	(2,990)
Capital increases	—	—	—	—	—	—	—	—	—	—
Capital reductions	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	22	—	—	—	22	—	22
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	(1,038)	(1,878)	2,916	—	2,916
Transactions including treasury shares and other equity instruments (net)	—	—	(74)	—	(14)	—	—	(88)	—	(88)
Transfers between total equity entries	—	—	895	—	—	(2,574)	1,679	—	—	—
Increases/reductions due to business combinations	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—
Rest of increases/reductions in total equity	—	—	(8)	—	—	—	—	(8)	—	(8)

Balances as of December 31, 2008	1,837	12,770	3,070	71	(143)	2,835	(1,878)	18,562	1,151	19,713

(*)	Presented for comparison purposes only.

APPENDIX I (Continued). FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA
ARGENTARIA, S.A.

CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008(*)
	Millions of euros

CASH FLOWS FROM OPERATING ACTIVITIES(1)	2,372	(7,399)

Profit for the year	2,981	2,835

Adjustments to obtain the cash flow from operating activities:	934	(2,232)

Amortization	243	219

Other adjustments	691	(2,451)

Net increase/decrease in operating assets	(2,022)	46,475

Financial assets held for trading	(2,455)	18,807

Other financial assets at fair value through profit or loss	—	—

Available-for-sale financial assets	17,238	(754)

Loans and receivables	(15,759)	25,792

Other operating assets	(1,046)	2,630

Net increase/decrease in operating liabilities	(4,032)	38,182

Financial liabilities held for trading	(8,594)	21,814

Other financial liabilities at fair value through profit or loss	—	—

Financial liabilities at amortized cost	5,668	18,351

Other operating liabilities	(1,106)	(1,983)

Collection/Payments for income tax	467	291

CASH FLOWS FROM INVESTING ACTIVITIES(2)	(656)	(217)

Investment	2,306	1,491

Tangible assets	268	282

Intangible assets	138	112

Investments in associates	1,039	696

Subsidiaries and other business units	—	—

Non-current assets held for sale and associated liabilities	436	131

Held-to-maturity investments	425	—

Other settlements related with investment activities	—	270

Divestments	1,650	1,274

Tangible assets	6	14

Intangible assets	—	—

Investments in associates	21	7

Other business units	—	—

Non-current assets held for sale and associated liabilities	1,350	949

Held-to-maturity investments	257	284

Other collections related to investing activities	16	20

CASH FLOWS FROM FINANCING ACTIVITIES(3)	(1,118)	(1,912)

Investment	7,785	11,360

Dividends	1,638	2,860

Subordinated liabilities	1,682	600

Amortization of own equity instruments	—	—

Acquisition of own equity instruments	4,232	7,900

Other items relating to financing activities	233	—

Divestments	6,667	9,448

Subordinated liabilities	2,927	1,295

Issuance of own equity instruments	—	—

Disposal of own equity instruments	3,740	7,747

Other items relating to financing activities	—	406

EFFECT OF EXCHANGE RATE CHANGES(4)	1	(1)

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS(1+2+3+4)	599	(9,529)

CASH OR CASH EQUIVALENTS AT BEGINNING OF YEAR	2,687	12,216

CASH OR CASH EQUIVALENTS AT END OF YEAR	3,286	2,687

COMPONENTS OF CASH AND EQUIVALENT AT END OF YEAR	2009	2008(*)

Cash	650	668
Balance of cash equivalent in central banks	2,636	2,019
Other financial assets	—	—
Less: Bank overdraft refundable on demand	—	—

TOTAL CASH OR CASH EQUIVALENTS AT END OF YEAR	3,286	2,687

(*)	Presented for comparison purposes only.

APPENDIX II. Additional information on consolidated subsidiaries composing the BBVA Group

						Investee Data
										Profit (Loss)
			% of Voting Rights			Net				for the
			Controlled by the Bank			Carrying	Assets as of	Liabilities as of	Equity	Period Ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.09	31.12.09	31.12.09	31.12.09
						Thousand of euros(*)

ADMINISTRAD. DE FONDOS PARA EL RETIRO-BANCOMER,S.A DE C.V.	MEXICO	PENSIONS	17.50	82.50	100.00	322,688	163,686	19,680	94,793	49,213
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA, S.A. (AFP PROVIDA)	CHILE	PENSIONS	12.70	51.62	64.32	258,163	472,233	79,197	288,299	104,737
ADPROTEL STRAND, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	3	319,717	319,962	3	(248)
AFP GENESIS ADMINISTRADORA DE FONDOS Y FIDEICOMISOS, S.A.	ECUADOR	PENSIONS	—	100.00	100.00	3,879	6,527	2,649	1,006	2,872
AFP HORIZONTE, S.A.	PERU	PENSIONS	24.85	75.15	100.00	39,118	62,782	18,804	23,906	20,072
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	BOLIVIA	PENSIONS	75.00	5.00	80.00	2,063	10,723	5,123	3,487	2,113
ALMACENES GENERALES DE DEPOSITO, S.A.E. DE	SPAIN	PORTFOLIO	83.90	16.10	100.00	12,649	118,816	3,010	110,134	5,672
ALTITUDE INVESTMENTS LIMITED	UNITED KINGDOM	IN LIQUIDATION	51.00	—	51.00	615	762	386	1,275	(899)
AMERICAN FINANCE GROUP, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	13,337	14,540	1,203	13,346	(9)
ANIDA CARTERA SINGULAR, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	(555,210)	221,961	359,008	(36,509)	(100,538)
ANIDA DESARROLLOS INMOBILIARIOS, S.L	SPAIN	REAL ESTATE	—	100.00	100.00	239,854	565,607	312,344	287,027	(33,764)
ANIDA DESARROLLOS SINGULARES, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	(106,837)	1,190,622	1,484,451	(23,463)	(270,366)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	REAL ESTATE	—	100.00	100.00	4,330	19,872	15,511	4,336	25
ANIDA GRUPO INMOBILIARIO, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	198,357	440,882	460,954	532,053	(552,125)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	PORTFOLIO	—	100.00	100.00	108,055	86,029	3	86,715	(689)
ANIDA INMUEBLES ESPAÑA Y PORTUGAL, S.L	SPAIN	REAL ESTATE	—	100.00	100.00	3	129,120	136,751	3	(7,634)
ANIDA OPERACIONES SINGULARES, S.L	SPAIN	REAL ESTATE	—	100.00	100.00	(30,226)	1,772,683	2,065,885	(13,198)	(280,004)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	85,564	113,976	28,413	85,814	(251)
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	307	913	608	815	(510)
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	—	100.00	100.00	5	23,538	24,031	5	(498)
APLICA SOLUCIONES ARGENTINAS, S.A.	ARGENTINA	SERVICES	—	100.00	100.00	1,424	2,350	826	1,518	6
APLICA SOLUCIONES GLOBALES, S.L.	SPAIN	SERVICES	100.00	—	100.00	57	77,770	75,672	810	1,288
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.	MEXICO	SERVICES	100.00	—	100.00	4	44,932	38,762	692	5,478
APOYO MERCANTIL S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	986	133,261	132,275	788	198
ARAGON CAPITAL, S.L.	SPAIN	PORTFOLIO	99.90	0.10	100.00	37,925	32,883	24	32,803	56
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	658,953	664,232	5,280	639,051	19,901
ATUEL FIDEICOMISOS, S.A.	ARGENTINA	SERVICES	—	100.00	100.00	6,307	6,328	21	5,509	798
AUTOMERCANTIL-COMERCIO E ALUGER DE VEICULOS AUTOM.,LDA	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	5,300	55,169	46,374	9,373	(578)
BAHIA SUR RESORT, S.C.	SPAIN	IN LIQUIDATION	99.95	—	99.95	1,436	1,438	15	1,423	—
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANKING	54.11	44.81	98.92	19,464	1,374,863	1,212,287	133,378	29,198
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	9.52	90.48	100.00	278,916	7,009,350	6,762,697	242,062	4,591
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	—	68.18	68.18	447,965	9,188,004	8,530,441	570,131	87,432
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO, S.A.	PUERTO RICO	BANKING	—	100.00	100.00	165,725	3,815,865	3,450,005	436,123	(70,263)
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	—	100.00	17,049	625,593	573,821	51,725	47
BANCO CONTINENTAL, S.A.	PERU	BANKING	—	92.08	92.08	638,802	7,263,761	6,570,044	472,382	221,335
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	—	99.82	99.82	15,152	33,107	204	32,523	380
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	—	100.00	100.00	1,595	1,100,017	1,015,173	52,989	31,855
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	—	99.93	99.93	97,220	278,987	14,733	192,227	72,027
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	16,384	17,913	337	17,058	518
BANCO PROVINCIAL OVERSEAS N.V.	NETHERLANDS ANTILLES	BANKING	—	100.00	100.00	30,085	317,243	286,421	23,057	7,765
BANCO PROVINCIAL S.A. — BANCO UNIVERSAL	VENEZUELA	BANKING	1.85	53.75	55.60	148,879	11,265,237	10,092,078	686,661	486,498
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1,783	652	(1,131)	1,843	(60)
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	5,524	6,684	1,160	4,018	1,506
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	35	24	(11)	37	(2)
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	16,642	72,931	55,942	7,185	9,804
BBV AMERICA, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	479,328	880,229	—	889,260	(9,031)
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SPAIN	SECURITIES	70.00	—	70.00	1,331	10,126	3,663	5,839	624
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERV.	—	100.00	100.00	2,759	3,536	776	931	1,829
BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERV.	—	100.00	100.00	13,567	15,183	1,619	8,877	4,687
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	FINANCIAL SERV.	17.00	83.00	100.00	11,436	186,612	92,058	58,428	36,126
BBVA AutoRenting SPA	ITALY	SERVICES	—	100.00	100.00	64,160	264,399	234,275	29,687	437
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	—	100.00	100.00	64,200	2,338,428	2,265,989	72,277	162
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.65	30.36	76.01	51,151	4,293,968	3,752,431	389,329	152,208
BBVA BANCOMER FINANCIAL HOLDINGS, INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	34,156	28,917	(5,409)	38,756	(4,430)

						Investee Data
										Profit (Loss)
			% of Voting Rights			Net				for the
			Controlled by the Bank			Carrying	Assets as of	Liabilities as of	Equity	Period Ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.09	31.12.09	31.12.09	31.12.09
						Thousand of euros(*)

BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	23,476	28,348	4,872	9,309	14,167
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	26,623	180,141	153,517	110,564	(83,940)
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	343	8,200	7,857	973	(630)
BBVA BANCOMER, S.A. DE C.V.	MEXICO	BANKING	—	100.00	100.00	5,173,428	59,039,672	53,869,257	4,190,965	979,450
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRASIL	BANKING	100.00	—	100.00	16,166	40,040	5,549	33,566	925
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	FINANCIAL SERV.	99.94	0.06	100.00	297	29,906	3,756	20,630	5,520
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	2,988,033	2,987,801	222	10
BBVA CAPITAL FUNDING, LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	—	100.00	0	945,645	943,992	1,623	30
BBVA CARTERA DE INVERSIONES,SICAV,S.A.	SPAIN	VARIABLE CAPITAL	100.00	—	100.00	118,449	119,042	174	111,546	7,322
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.20	19.23	95.43	262,780	6,484,031	5,796,408	564,896	122,727
BBVA COMERCIALIZADORA LTDA	CHILE	FINANCIAL SERV.	—	100.00	100.00	(723)	267	989	(356)	(366)
BBVA COMPASS CONSULTING & BENEFITS, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	12,194	12,501	307	11,694	500
BBVA COMPASS INVESTMENT SOLUTIONS, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	37,893	40,893	2,999	32,527	5,367
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES	87.78	12.22	100.00	6,331	39,680	22,513	14,556	2,611
BBVA CONSULTING ( BEIJING) LIMITED	CHINA	FINANCIAL SERV.	—	100.00	100.00	477	339	31	386	(78)
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	—	100.00	100.00	2,115	3,550	617	2,148	785
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	CHILE	FINANCIAL SERV.	—	100.00	100.00	5,590	7,784	2,194	1,092	4,498
BBVA CORREDORES DE BOLSA, S.A.	CHILE	SECURITIES	—	100.00	100.00	35,008	381,675	346,669	27,980	7,026
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERV.	100.00	—	100.00	2,186	8,306	3,489	4,153	664
BBVA E-COMMERCE, S.A.	SPAIN	SERVICES	100.00	—	100.00	30,878	35,804	3	35,217	584
BBVA FACTORING LIMITADA (CHILE)	CHILE	FINANCIAL SERV.	—	100.00	100.00	4,568	18,864	14,298	3,473	1,093
BBVA FIDUCIARIA , S.A.	COLOMBIA	FINANCIAL SERV.	—	100.00	100.00	17,052	19,462	2,394	12,882	4,186
BBVA FINANCE (UK), LTD.	UNITED KINGDOM	FINANCIAL SERV.	—	100.00	100.00	3,324	23,498	12,645	10,749	104
BBVA FINANCE SPA	ITALY	FINANCIAL SERV.	100.00	—	100.00	4,648	6,747	1,294	5,341	112
BBVA FINANCIAMIENTO AUTOMOTRIZ, S.A.	CHILE	PORTFOLIO	—	100.00	100.00	115,284	115,344	60	102,261	13,023
BBVA FINANZIA, S.p.A	ITALY	FINANCIAL SERV.	50.00	50.00	100.00	38,300	454,316	426,266	28,115	(65)
BBVA FUNDOS, S.Gestora Fundos Pensoes,S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	998	6,957	594	4,802	1,561
BBVA GEST, S.G.DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	998	7,089	255	6,308	526
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	—	100.00	—	540,013	536,513	3,487	13
BBVA GLOBAL MARKETS B.V.	NETHERLANDS	FINANCIAL SERV.	100.00	—	100.00	18	17	—	18	(1)
BBVA GLOBAL MARKETS RESEARCH, S.A.	SPAIN	FINANCIAL SERV.	99.99	0.01	100.00	501	5,079	2,469	2,087	523
BBVA HORIZONTE PENSIONES Y CESANTIAS, S.A.	COLOMBIA	PENSIONS	78.52	21.43	99.95	40,171	105,548	32,071	56,392	17,085
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL ESTATE	—	68.11	68.11	3,998	23,752	17,882	6,716	(846)
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	43,626	458,190	419,067	36,402	2,721
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	—	100.00	1	503,508	500,957	2,471	80
BBVA INTERNATIONAL PREFERRED, S.A.U	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	1,787,316	1,670,937	226	116,153
BBVA INVERSIONES CHILE, S.A.	CHILE	FINANCIAL SERV.	61.22	38.78	100.00	580,584	938,225	9,575	806,727	121,923
BBVA IRELAND PUBLIC LIMITED COMPANY	IRELAND	FINANCIAL SERV.	100.00	—	100.00	180,381	1,200,253	855,432	322,089	22,732
BBVA LEASIMO — SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	11,576	34,932	24,510	10,333	89
BBVA LEASING S.A. COMPAÑÍA DE FINANCIAMIENTO COMERCIAL (COLOMBIA)	COLOMBIA	FINANCIAL SERV.	—	100.00	100.00	19,376	110,077	90,701	17,225	2,151
BBVA LUXINVEST, S.A.	LUXEMBOURG	PORTFOLIO	36.00	64.00	100.00	255,843	1,511,080	92,105	1,408,179	10,796
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERV.	—	100.00	100.00	60	82,530	71,288	6,166	5,076
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	100.00	—	100.00	—	1	—	1	—
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	100.00	—	100.00	22,598	766,239	693,781	44,852	27,606
BBVA PARTICIPACIONES INTERNACIONAL, S.L	SPAIN	PORTFOLIO	92.69	7.31	100.00	273,365	347,381	457	342,426	4,498
BBVA PATRIMONIOS GESTORA SGIIC, S.A.	SPAIN	FINANCIAL SERV.	99.98	0.02	100.00	3,907	30,180	3,989	20,143	6,048
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSIONS	100.00	—	100.00	12,922	74,200	34,797	25,939	13,464
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERV.	80.00	20.00	100.00	1	495	2	504	(11)
BBVA PRIVANZA (JERSEY), LTD.	JERSEY	INACTIVE	—	100.00	100.00	20,610	22,350	10	23,321	(981)
BBVA PROPIEDAD F.I.I	SPAIN	OTHER	—	95.69	95.69	1,409,194	1,544,210	64,529	1,579,706	(100,025)
BBVA PUERTO RICO HOLDING CORPORATION	PUERTO RICO	PORTFOLIO	100.00	—	100.00	322,837	166,136	10	166,186	(60)
BBVA RE LIMITED	IRELAND	INSURANCES	—	100.00	100.00	656	57,561	34,125	18,149	5,287
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERV.	—	100.00	100.00	20,976	840,090	754,149	93,802	(7,861)
BBVA RENTING, SPA	ITALY	SERVICES	—	100.00	100.00	8,453	43,917	36,026	8,277	(386)

						Investee Data
										Profit (Loss)
			% of Voting Rights			Net				for the
			Controlled by the Bank			Carrying	Assets as of	Liabilities as of	Equity	Period Ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.09	31.12.09	31.12.09	31.12.09
						Thousand of euros(*)

BBVA SECURITIES HOLDINGS, S.A.	SPAIN	PORTFOLIO	99.86	0.14	100.00	13,334	53,408	31,775	18,292	3,341
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	23,957	31,664	6,130	20,578	4,956
BBVA SECURITIES OF PUERTO RICO, INC	PUERTO RICO	FINANCIAL SERV.	100.00	—	100.00	4,726	6,576	936	5,130	510
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCES	94.00	6.00	100.00	9,339	35,238	22,128	11,726	1,384
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES	94.00	6.00	100.00	13,242	271,906	236,231	32,537	3,138
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCES	—	100.00	100.00	37,780	365,173	327,395	29,905	7,873
BBVA SEGUROS INC.	PUERTO RICO	FINANCIAL SERV.	—	100.00	100.00	174	4,147	524	2,599	1,024
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES	94.30	5.65	99.95	414,612	11,582,821	10,544,608	778,929	259,284
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	13,644,130	13,643,784	283	63
BBVA SERVICIOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	354	17,003	4,172	8,535	4,296
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERV.	—	97.49	97.49	12,120	54,429	41,995	11,257	1,177
BBVA SUBORDINATED CAPITAL S.A.U	SPAIN	FINANCIAL SERV.	100.00	—	100.00	130	3,657,266	3,656,866	233	167
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SUIZA	BANKING	39.72	60.28	100.00	55,795	1,106,702	790,062	298,628	18,012
BBVA TRADE, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	6,379	19,206	11,035	8,123	48
BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	132	2,222,160	2,222,059	176	(75)
BBVA USA BANCSHARES, INC.	UNITED STATES	PORTFOLIO	100.00	—	100.00	8,555,593	8,211,206	9,404	9,579,533	(1,377,731)
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES	0.00	100.00	100.00	4,018	4,678	650	2,939	1,089
BCL INTERNATIONAL FINANCE. LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	—	100.00	—	40,336	40,342	4	(10)
BIBJ MANAGEMENT, LTD.	JERSEY	INACTIVE	—	100.00	100.00	—	—	—	—	—
BIBJ NOMINEES, LTD.	JERSEY	INACTIVE	—	100.00	100.00	—	—	—	—	—
BILBAO VIZCAYA AMERICA B.V.	NETHERLANDS	PORTFOLIO	—	100.00	100.00	746,000	564,988	189	463,549	101,250
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	PORTFOLIO	89.00	11.00	100.00	34,771	235,582	15,142	214,970	5,470
BLUE INDICO INVESTMENTS, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	18,228	25,181	87	50,934	(25,840)
BROOKLINE INVESTMENTS, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	33,969	32,395	535	31,871	(11)
C B TRANSPORT ,INC	UNITED STATES	SERVICES	—	100.00	100.00	11,872	13,490	1,618	14,028	(2,156)
CANAL COMPANY, LTD.	JERSEY	INACTIVE	—	100.00	100.00	28	834	8	842	(16)
CAPITAL INVESTMENT COUNSEL, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	19,524	20,977	1,452	18,755	770
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	PORTFOLIO	100.00	—	100.00	60,541	207,082	44,124	173,972	(11,014)
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	51,427	64,478	13,048	27,684	23,746
CASA de CAMBIO MULTIDIVISAS, SA DE CV	MEXICO	IN LIQUIDATION	—	100.00	100.00	149	148	—	147	1
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	IN LIQUIDATION	—	100.00	100.00	108	174	2	172	—
CIDESSA DOS, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	12,244	12,164	117	11,799	248
CIDESSA UNO, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	4,754	942,337	126	687,846	254,365
CIERVANA, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	53,164	69,418	3,042	67,352	(976)
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERV.	—	99.99	99.99	129	284	156	125	3
COMERCIALIZADORA DE SERV.FINANCIER., S.A.	COLOMBIA	SERVICES	—	100.00	100.00	510	1,120	559	509	52
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	336,445	336,445	—	329,562	6,883
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	2,900	2,901	1	2,900	—
COMPASS BANCSHARES, INC	UNITED STATES	PORTFOLIO	—	100.00	100.00	8,192,333	8,812,708	620,377	9,569,404	(1,377,073)
COMPASS BANK	UNITED STATES	BANKING	—	100.00	100.00	8,637,425	48,357,800	39,720,373	9,988,121	(1,350,694)
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	5,109,507	5,109,507	—	4,988,515	120,992
COMPASS CUSTODIAL SERVICES, INC	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	6,331	50,031	43,700	6,290	41
COMPASS GP, INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	31,793	40,144	8,352	31,341	451
COMPASS INSURANCE AGENCY, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	121,414	131,005	9,593	114,873	6,539
COMPASS INVESTMENTS, INC.	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
COMPASS LIMITED PARTNER, INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	4,418,760	4,419,169	409	4,318,121	100,639
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	53,907	55,705	1,798	53,873	34
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1,785,485	1,786,404	917	1,767,557	17,930
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	24	24	—	24	—
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	SERVICES	—	100.00	100.00	2,604	2,657	54	2,603	—
COMPASS SOUTHWEST, LP	UNITED STATES	BANKING	—	100.00	100.00	3,627,266	3,643,363	16,098	3,530,458	96,807
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	INACTIVE	—	100.00	100.00	1,571	1,588	16	1,573	(1)
COMPASS TEXAS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	24	24	—	24	—
COMPASS TRUST II	UNITED STATES	INACTIVE	—	100.00	100.00	—	1	—	1	—
COMPASS TRUST IV	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	8	486,080	486,073	6	1
COMPASS WEALTH MANAGERS COMPANY	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—

						Investee Data
										Profit (Loss)
			% of Voting Rights			Net				for the
			Controlled by the Bank			Carrying	Assets as of	Liabilities as of	Equity	Period Ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.09	31.12.09	31.12.09	31.12.09
						Thousand of euros(*)

COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	232,976	173,294	2,341	171,000	(47)
COMUNIDAD FINANCIERA ÍNDICO, S.L.	SPAIN	SERVICES	—	100.00	100.00	16	212	51	369	(208)
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	PENSIONS	46.11	53.89	100.00	4,623	36,987	26,523	17,840	(7,376)
CONSOLIDAR ASEGURADORA DE RIESGOS DEL TRABAJO, S.A.	ARGENTINA	INSURANCES	87.50	12.50	100.00	28,772	170,840	137,864	31,212	1,764
CONSOLIDAR CIA. DE SEGUROS DE RETIRO, S.A.	ARGENTINA	INSURANCES	33.79	66.21	100.00	47,242	569,458	498,108	56,316	15,034
CONSOLIDAR COMERCIALIZADORA, S.A.	ARGENTINA	FINANCIAL SERV.	—	100.00	100.00	2,343	7,171	4,828	3,760	(1,417)
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA, S.A.	PERU	SECURITIES	—	100.00	100.00	4,283	9,668	5,386	3,604	678
CONTINENTAL DPR FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERV.	—	100.00	100.00	—	176,153	176,153	—	—
CONTINENTAL S.A. SOCIEDAD .ADMINISTRADORA DE FONDOS	PERU	FINANCIAL SERV.	—	100.00	100.00	5,943	7,054	1,112	5,767	175
CONTINENTAL SOCIEDAD TITULIZADORA, S.A.	PERU	FINANCIAL SERV.	—	100.00	100.00	393	463	69	399	(5)
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,938	6,791	4,853	1,296	642
CORPORACION DE ALIMENTACION Y BEBIDAS, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	138,508	164,282	1,325	162,122	835
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	452,431	1,477,996	18,708	1,420,370	38,918
CORPORACION INDUSTRIAL Y DE SERVICIOS, S	SPAIN	PORTFOLIO	—	100.00	100.00	1,251	3,791	—	4,998	(1,207)
DESARROLLADORA Y VENDEDORA DE CASAS, S.A	MEXICO	REAL ESTATE	—	100.00	100.00	13	13	1	16	(4)
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	—	72.50	72.50	41,383	76,167	19,106	57,211	(150)
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,372	1,375	2	1,321	52
DEUSTO, S.A. DE INVERSION MOBILIARIA	SPAIN	PORTFOLIO	—	100.00	100.00	14,122	18,374	1,962	16,504	(92)
DINERO EXPRESS SERVICIOS GLOBALES, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	2,042	2,218	213	5,578	(3,573)
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	—	98.93	98.93	5,343	7,242	1,859	5,326	57
EL OASIS DE LAS RAMBLAS, S.L.	SPAIN	REAL ESTATE	—	70.00	70.00	167	493	236	153	104
ELANCHOVE, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	1,500	4,100	1,591	2,337	172
EMPRESA INSTANT CREDIT, C.A	VENEZUELA	IN LIQUIDATION	—	100.00	100.00	—	—	—	—	—
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA	BRASIL	FINANCIAL SERV.	100.00	—	100.00	—	655	293	4,975	(4,613)
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	—	51.00	51.00	31	31	—	31	—
EUROPEA DE TITULIZACION, S.A., S.G.F.T	SPAIN	FINANCIAL SERV.	87.50	—	87.50	1,974	17,688	1,281	10,262	6,145
FIDEIC. No.711, EN BANCO INVEX, S.A. INSTITUCION DE BANCA MÚLTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO ANTES(FIDEIC. INVEX 1[a] EMIS.)	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	112,243	107,529	2,777	1,937
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERV.	—	100.00	100.00	1,607	1,607	—	1,220	387
FIDEICOMISO 29764-8 SOCIO LIQUIDADOR POSICION DE TERCEROS	MEXICO	FINANCIAL SERV.	—	100.00	100.00	14,969	15,228	259	12,884	2,085
FIDEICOMISO BBVA BANCOMER SERVICIOS No F/47433-8, S.A.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	34587	50471	15884	32965	1622
FIDEICOMISO N.847 EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. 4 EMISION)	MEXICO	FINANCIAL SERV.	—	100.00	100.00	25.00	269,166	269,456	(4,310)	4,020
FIDEICOMISO No.402900-5 ADMINISTRACION DE INMUEBLES	MEXICO	FINANCIAL SERV.	—	100.00	100.00	2333	2536	186	2350	—
FIDEICOMISO No.752 EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO(FIDEIC.INVEX 2[a] EMISION)	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	50,683	48,762	945	976
FIDEICOMISO No.781en BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. 3ra EMISION)	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	276,505	271,800	(9,392)	14,097
FIDEICOMISO SOCIO LIQUIDADOR DE OP.FINANC.DERIVADAS	MEXICO	FINANCIAL SERV.	—	100.00	100.00	10,498	10,703	206	9,721	776
FINANCEIRA DO COMERCIO EXTERIOR S.A.R	PORTUGAL	INACTIVE	100.00	—	100.00	51	36	—	37	(1)
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERV.	—	100.00	100.00	4,222	5,424	1,201	4,696	(473)
FINANCIERA ESPAÑOLA, S.A.	SPAIN	PORTFOLIO	85.85	14.15	100.00	4,522	6,858	1	6,810	47
FINANZIA AUTORENTING, S.A.	SPAIN	SERVICES	27.13	72.87	100.00	47,026	613,307	600,056	42,932	(29,681)
FINANZIA, BANCO DE CREDITO, S.A.	SPAIN	BANKING	—	100.00	100.00	210,615	7,633,026	7,438,854	330,828	(136,656)
FRANCES ADMINISTRADORA DE INVERSIONES, S.A.	ARGENTINA	FINANCIAL SERV.	—	100.00	100.00	6,053	9,103	3,048	5,191	864
FRANCES VALORES SOCIEDAD DE BOLSA, S.A.	ARGENTINA	FINANCIAL SERV.	—	100.00	100.00	1,492	2,497	1,005	1,667	(175)
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	296	629	333	194	102
GENTE BBVA, S.A.	CHILE	FINANCIAL SERV.	—	100.00	100.00	(1,909)	553	2,464	(387)	(1,524)
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSIONS	60.00	—	60.00	8,830	25,426	1,692	20,873	2,861
GESTION Y ADMINISTRACION DE RECIBOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	150	3,666	831	1,887	948
GFIS HOLDINGS INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	8,941	8,941	1	6,238	2,702
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	—	100.00	100.00	947	2,781	1,228	1,303	250
GRAN JORGE JUAN, S.A.	SPAIN	REAL ESTATE	100.00	—	100.00	110,115	468,642	408,189	82,803	(22,350)
GRANFIDUCIARIA	COLOMBIA	FINANCIAL SERV.	—	90.00	90.00	—	231	114	145	(28)
GRELAR GALICIA, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	4,720	4,721	—	4,687	34
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE	MEXICO	FINANCIAL SERV.	99.97	—	99.97	6,677,124	6,026,397	860	4,875,864	1,149,673
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	23,974	25,419	1,446	23,987	(14)
GUARANTY FINANCIAL INSURANCE SOLUTIONS INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	8,941	10,916	1,974	6,239	2,703
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	(20,689)	41,594	62,283	(15,761)	(4,928)

						Investee Data
										Profit (Loss)
			% of Voting Rights			Net				for the
			Controlled by the Bank			Carrying	Assets as of	Liabilities as of	Equity	Period Ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.09	31.12.09	31.12.09	31.12.09
						Thousand of euros(*)

GUARANTY PLUS PROPERTIES LLC-2	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	32,341	32,461	120	36,489	(4,148)
GUARANTY PLUS PROPERTIES LLC-3	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-4	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-5	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-6	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-7	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-8	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-9	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
GUARANTY PLUS PROPERTIES, INC-1	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	9,022	9,033	12	9,311	(290)
HIPOTECARIA NACIONAL MEXICANA INCORPORAT	UNITED STATES	REAL ESTATE	—	100.00	100.00	170	275	105	199	(29)
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	136,901	169,708	12,384	151,751	5,573
HOLDING CONTINENTAL, S.A.	PERU	PORTFOLIO	50.00	—	50.00	123,678	677,228	4	462,416	214,808
HOLDING DE PARTICIPACIONES INDUSTRIALES 2000, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	3,618	4,487	—	4,470	17
HOMEOWNERS LOAN CORPORATION	UNITED STATES	INACTIVE	—	100.00	100.00	7,390	7,817	428	7,423	(34)
HUMAN RESOURCES PROVIDER	UNITED STATES	SERVICES	—	100.00	100.00	818,763	818,808	45	815,892	2,871
HUMAN RESOURCES SUPPORT, INC.	UNITED STATES	SERVICES	—	100.00	100.00	817,323	817,401	77	814,595	2,729
IBERDROLA SERV.FINANCIER., E.F.C., S.A.	SPAIN	FINANCIAL SERV.	—	84.00	84.00	7,290	9,585	17	9,567	1
IBERNEGOCIO DE TRADE (antes IBERTRADE, LTD.)	SPAIN	SERVICES	—	100.00	100.00	1,583	1,688	105	1,587	(4)
INGENIERIA EMPRESARIAL MULTIBA, S.A. DE C.V.	MEXICO	SERVICES	—	99.99	99.99	—	—	—	—	0
INMOBILIARIA BILBAO, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	3,837	3,838	1	3,810	27
INMUEBLES Y RECUPERACION.CONTINENTAL,S.A	PERU	REAL ESTATE	—	100.00	100.00	1,722	5,735	4,014	317	1,404
INVERAHORRO, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	474	56,713	57,503	516	(1,306)
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	—	100.00	100.00	—	—	—	—	—
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	NETHERLANDS ANTILLES	IN LIQUIDATION	48.00	—	48.00	11,390	32,337	930	23,640	7,767
INVERSIONES BAPROBA, C.A.	VENEZUELA	FINANCIAL SERV.	100.00	—	100.00	1,307	1,314	130	891	293
INVERSIONES P.H.R.4, C.A.	VENEZUELA	IN LIQUIDATION	—	60.46	60.46	—	48	—	48	—
INVERSIONES T, C.A.	VENEZUELA	IN LIQUIDATION	—	100.00	100.00	—	—	—	—	—
INVERSORA OTAR, S.A.	ARGENTINA	PORTFOLIO	—	99.96	99.96	2,472	52,064	5	34,808	17,251
INVESCO MANAGEMENT No 1, S.A.	LUXEMBOURG	FINANCIAL SERV.	—	100.00	100.00	9,857	10,366	539	9,986	(159)
INVESCO MANAGEMENT No 2, S.A.	LUXEMBOURG	FINANCIAL SERV.	—	100.00	100.00	—	11,063	19,627	(7,687)	(877)
JARDINES DE SARRIENA, S.L.	SPAIN	REAL ESTATE	—	85.00	85.00	152	499	327	338	(166)
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	825,654	828,255	2,598	822,032	3,625
MARQUES DE CUBAS 21, S.L.	SPAIN	REAL ESTATE	100.00	—	100.00	2,869	7,544	5,801	1,838	(95)
MEDITERRANIA DE PROMOCIONS I GESTIONS INMOBILIARIES, S.A.	SPAIN	INACTIVE	—	100.00	100.00	1,187	1,248	60	1,197	(9)
MIRADOR DE LA CARRASCOSA, S.L.	SPAIN	REAL ESTATE	—	65.77	65.77	14,724	38,866	21,824	17,057	(15)
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	14,312	18,399	6,039	14,202	(1,842)
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	67	678	611	32	35
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	165	1,288	1,123	17	148
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	11,566	20,208	7,593	9,463	3,152
MULTIVAL, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	112	255	143	114	(2)
OCCIVAL, S.A.	SPAIN	INACTIVE	100.00	—	100.00	8,211	9,889	9	9,818	62
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	—	100.00	100.00	54,003	57,734	3,730	49,936	4,068
OPPLUS OPERACIONES Y SERVICIOS, S.A. (Antes STURGES)	SPAIN	SERVICES	100.00	—	100.00	1,067	18,946	14,345	2,919	1,682
OPPLUS S.A.C	PERU	SERVICES	—	100.00	100.00	600	1,621	945	591	85
PARTICIPACIONES ARENAL, S.L.	SPAIN	INACTIVE	—	100.00	100.00	7,552	7,665	112	6,683	870
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES	—	100.00	100.00	103,660	1,751,823	1,648,158	41,884	61,781
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	419,685	437,335	17,650	420,352	(667)
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	42,743	43,347	603	45,496	(2,752)
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	15,044	15,331	287	14,094	950
PI HOLDINGS NO. 4, INC.	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
PORT ARTHUR ABSTRACT & TITLE COMPANY	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1,740	2,093	353	2,081	(341)
PREMEXSA, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	375	725	303	335	87
PRESTACIONES ADMINISTRATIVAS LIMITADA — PROEX LIMITADA	CHILE	FINANCIAL SERV.	—	100.00	100.00	447	1,445	997	38	410
PREVENTIS, S.A.	MEXICO	INSURANCES	—	90.27	90.27	6,624	19,751	12,520	4,016	3,215
PRO-SALUD, C.A	VENEZUELA	SERVICES	—	58.86	58.86	—	—	—	—	—
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	1,522	12,260	11,139	1,930	(809)
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	SERVICES	100.00	—	100.00	139	124	—	125	(1)

						Investee Data
										Profit (Loss)
			% of Voting Rights			Net				for the
			Controlled by the Bank			Carrying	Assets as of	Liabilities as of	Equity	Period Ended
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.09	31.12.09	31.12.09	31.12.09
						Thousand of euros(*)

PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	SPAIN	REAL ESTATE	—	58.50	58.50	227	387	—	426	(39)
PROVIDA INTERNACIONAL, S.A.	CHILE	PENSIONS	—	100.00	100.00	39,129	39,136	10	27,322	11,804
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	FINANCIAL SERV.	—	90.00	90.00	2,668	13,841	10,162	3,457	222
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERV.	—	100.00	100.00	2,104	2,095	100	1,678	317
PROVIVIENDA, ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSIONS	—	100.00	100.00	604	1,444	790	505	149
PROXIMA ALFA INVESTMENTS (IRELAND) LIMITED	IRELAND	FINANCIAL SERV.	—	100.00	100.00	317	344	29	330	(15)
PROXIMA ALFA INVESTMENTS (UK) LLP	UNITED KINGDOM	FINANCIAL SERV.	—	51.00	51.00	—	2,143	2,747	167	(771)
PROXIMA ALFA INVESTMENTS (USA) LLC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	6,689	1,393	314	17,054	(15,975)
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) II INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	67	63	40	23	—
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	—	6,693	3,243	3,450	—
PROXIMA ALFA INVESTMENTS, SGIIC, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	—	2,780	11,884	11,205	(20,309)
PROXIMA ALFA MANAGING MEMBER LLC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	—	—	—	(24)	24
PROXIMA ALFA SERVICES LTD.	UNITED KINGDOM	FINANCIAL SERV.	—	100.00	100.00	—	3,265	212	3,050	3
PROYECTOS EMPRESARIALES CAPITAL RIESGO I, S.C.R, SIMP. S.A.	SPAIN	VENTURE CAPITAL	100.00	—	100.00	114,609	89,963	29	132,114	(42,180)
PROYECTOS INDUSTRIALES CONJUNTOS, S.A. D	SPAIN	PORTFOLIO	—	100.00	100.00	3,148	7,504	3,811	3,770	(77)
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE	MEXICO	REAL ESTATE	—	100.00	100.00	8,682	9,752	1,522	8,614	(384)
RIVER OAKS BANK BUILDING, INC.	UNITED STATES	REAL ESTATE	—	100.00	100.00	14,915	15,834	919	14,454	461
RIVER OAKS TRUST CORPORATION	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
RIVERWAY HOLDINGS CAPITAL TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	216	7,202	6,986	193	23
RWHC, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	500,734	501,210	476	499,579	1,155
S.GESTORA FONDO PUBL.REGUL.MERCADO HIPOT	SPAIN	FINANCIAL SERV.	77.20	—	77.20	138	213	67	146	—
SCALDIS FINANCE, S.A.	BELGICA	PORTFOLIO	—	100.00	100.00	3,416	3,657	143	3,519	(5)
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES	24.99	75.01	100.00	322,887	1,882,969	1,653,645	108,425	120,899
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCES	—	100.00	100.00	36,397	66,334	29,931	14,003	22,400
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE	MEXICO	SERVICES	—	100.00	100.00	350	1,118	768	89	261
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	746	4,072	3,323	446	303
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	—	100.00	100.00	2,886	4,067	1,180	2,346	541
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	—	100.00	100.00	—	16,001	18,048	(198)	(1,849)
SMARTSPREAD LIMITED (UK)	UNITED KINGDOM	SERVICES	—	99.78	99.78	—	125	11	242	(128)
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANC., S.A.	SPAIN	COMERCIAL	100.00	—	100.00	114,518	194,234	104	194,467	(337)
SOCIETE INMOBILIERE BBV D’ILBARRIZ	FRANCE	REAL ESTATE	—	100.00	100.00	1,688	1,716	33	1,739	(56)
SOUTHEAST TEXAS TITLE COMPANY	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	491	703	212	682	(191)
SPORT CLUB 18, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	26,423	43,322	18,138	26,243	(1,059)
ST. JOHNS INVESTMENTS MANAGMENT CO	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	3,417	3,593	177	3,532	(116)
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	326	10,739	10,413	314	12
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	216	7,166	6,950	207	9
STAVIS MARGOLIS ADVISORY SERVICES, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	20,021	20,660	639	19,660	361
TEXAS LOAN SERVICES, LP	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	818,714	819,612	900	813,921	4,791
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1,076	35,828	34,752	1,034	42
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	540	17,992	17,452	520	20
TMF HOLDING INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	6,820	6,843	23	6,804	16
TRAINER PRO GESTION DE ACTIVIDADES, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	2,886	3,261	—	3,238	23
TRANSITORY CO	PANAMA	REAL ESTATE	—	100.00	100.00	141	1,780	1,640	144	(4)
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	381,983	382,061	77	377,254	4,730
TWOENC, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	(1,080)	1,036	2,117	(1,080)	(1)
UNICOM TELECOMUNICACIONES S.DE R.L. DE C.V.	MEXICO	SERVICES	—	99.98	99.98	—	3	3	—	—
UNIDAD DE AVALUOS MEXICO, SA DE CV	MEXICO	FINANCIAL SERV.	—	100.00	100.00	1,387	1,588	510	871	207
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	SERVICES	—	100.00	100.00	2,410	2,627	3	2,601	23
UNIVERSALIDAD “E5”	COLOMBIA	FINANCIAL SERV.	—	100.00	100.00	—	4,032	2,388	1,452	192
UNIVERSALIDAD — BANCO GRANAHORRAR	COLOMBIA	FINANCIAL SERV.	—	100.00	100.00	—	3,125	1,489	(338)	1,974
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERV.	—	100.00	100.00	—	105,975	102,477	(519)	4,017
UNO-E BANK, S.A.	SPAIN	BANKING	67.35	32.65	100.00	174,751	1,382,368	1,274,638	140,662	(32,932)
URBANIZADORA SANT LLORENC, S.A.	SPAIN	INACTIVE	60.60	0.00	60.60	—	108	—	108	—
VALANZA CAPITAL RIESGO S.G.E.C.R. S.A. UNIPERSONAL	SPAIN	VENTURE CAPITAL	100.00	0.00	100.00	1,200	16,263	1,517	7,171	7,575
VIRTUAL DOC, S.L.	SPAIN	SERVICES	—	70.00	70.00	252	744	422	504	(182)
VISACOM, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	915	915	—	870	45

(*)	Information on foreign companies at exchange on 31.12.09

APPENDIX III. Additional information on the jointly controlled companies accounted for under the proportionate consolidation method in the BBVA Group

			% of Voting Rights
			Controlled by the Bank				Investee Data
						Net				Profit (Loss)
						Carrying	Assets	Liabilities	Equity	for the Period
Company	Location	Activity	Direct	Indirect	Total	Amount	31.12.09	31.12.09	31.12.09	Ended 31.12.09
						Thousand of euros (*)

ALTURA MARKETS, SOCIEDAD DE VALORES, S.A.	SPAIN	SECURITIES	50.00	—	50.00	12,600	952,234	915,091	27,341	9,802
DISTRANSA RENTRUCKS, S.A.	SPAIN	FINANCIAL SERV.	—	42.92	42.92	11,675	58,366	47,008	13,324	(1,966)
ECASA, S.A.	CHILE	FINANCIAL SERV.	—	51.00	51.00	3,847	4,886	1,039	158	3,689
FORUM DISTRIBUIDORA, S,A,	CHILE	FINANCIAL SERV.	—	51.04	51.04	5,673	54,033	47,622	5,877	534
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERV.	—	51.00	51.00	54,261	551,872	474,393	50,037	27,442
INVERSIONES PLATCO, C.A	VENEZUELA	FINANCIAL SERV.	—	50.00	50.00	11,270	31,991	9,451	26,564	(4,024)
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERV.	—	50.00	50.00	9,353	74,488	55,782	11,906	6,800

Information on foreign companies at exchange rate on 12/31/09

III-1

APPENDIX IV. Additional information on investments and jointly controlled companies accounted for under the equity method in the BBVA Group
(Including the most significant entities, jointly representing 98% of all investment in this collective)

			% of Voting Rights			Net	Investee Data
			Controllend by the Bank			Carrying				Profit
Company	Location	Activity	Direct	Indirect	Total	Amount	Assets	Liabilities	Equity	(Loss)
						Thousand of euros

ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	—	40.00	40.00	3,096	20,609	11,181	8,401	1,027	(2)
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	—	35.38	35.38	4,297	26,494	5,200	18,126	3,168	(3)
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	—	49.00	49.00	3,848	8,859	484	8,336	39	(2)
BBVA ELCANO EMPRESARIAL II, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.00	—	45.00	48,566	84,607	423	88,622	(4,438	)(2)
BBVA ELCANO EMPRESARIAL, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.00	—	45.00	48,594	84,607	423	88,621	(4,437	)(2)
CAMARATE GOLF, S.A.(*)	SPAIN	REAL ESTATE	—	26.00	26.00	4,568	39,396	18,764	17,798	2,835	(2)
CHINA CITIC BANK LIMITED CNCB	CHINA	BANKING	10.07	—	10.07	1,893,783	125,126,663	115,052,412	8,768,056	1,306,195	(2)
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	HONG-KONG	FINANCIAL SERVICES	29.68	—	29.68	401,832	13,911,177	10,366,544	2,436,101	1,108,532	(1)(2)
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	FINANCIAL SERVICES	21.82	—	21.82	12,170	63,052	12,600	48,248	2,204	(3)
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V.	MEXICO	SERVICES	—	50.00	50.00	3,646	8,338	1,875	5,416	1,047	(2)
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.(*)	SPAIN	PORTFOLIO	—	50.00	50.00	157,098	1,196,635	298,600	317,025	581,010	(1)(2)
FERROMOVIL 3000, S.L.(*)	SPAIN	SERVICES	—	20.00	20.00	5,964	678,770	651,300	29,503	(2,033	)(2)
FERROMOVIL 9000, S.L.(*)	SPAIN	SERVICES	—	20.00	20.00	4,319	428,236	408,826	18,679	731	(2)
FIDEIC. F 404015 0 BBVA BANCOMER LOMAS III	MEXICO	REAL ESTATE	—	25.00	25.00	5,069	—	—	—	—	(4)
FIDEICOMISO F/70191-2 PUEBLA(*)	MEXICO	REAL ESTATE	—	25.00	25.00	6,655	44,360	11,668	28,189	4,503	(2)
FIDEICOMISO F/403853-5 BBVA BANCOMER SERVICIOS ZIBATA(*)	MEXICO	REAL ESTATE	—	30.00	30.00	19,980	—	—	—	—	(4)
FIDEICOMISO F/401555-8 CUATRO BOSQUES(*)	MEXICO	REAL ESTATE	—	50.00	50.00	4,132	8,072	14	8,055	3	(2)
FIDEICOMISO HARES BBVA BANCOMER F/47997-2(*)	MEXICO	REAL ESTATE	—	50.00	50.00	15,367	29,076	388	27,669	1,019	(2)
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.(*)	MEXICO	SERVICES	—	44.39	44.39	6,118	25,201	16,671	7,468	1,062	(1)(2)
I+D MEXICO, S.A. DE C.V.(*)	MEXICO	SERVICES	—	50.00	50.00	15,491	68,938	40,625	23,434	4,879	(2)
IMOBILIARIA DUQUE D’AVILA, S.A.(*)	PORTUGAL	REAL ESTATE	—	50.00	50.00	5,211	26,138	16,504	9,848	(214	)(5)
INMUEBLES MADARIAGA PROMOCIONES, S.L.(*)	SPAIN	REAL ESTATE	50.00	—	50.00	3,707	18,717	4,055	6,313	8,349	(3)
JARDINES DEL RUBIN, S.A.(*)	SPAIN	REAL ESTATE	—	50.00	50.00	2,206	15,579	2,320	9,623	3,636	(2)
LAS PEDRAZAS GOLF, S.L.(*)	SPAIN	REAL ESTATE	—	50.00	50.00	8,519	74,827	47,548	29,630	(2,351	)(2)
OCCIDENTAL HOTELES MANAGEMENT, S.L	SPAIN	SERVICES	—	38.53	38.53	84,360	871,949	508,676	384,752	(21,479	)(1)(2)
PARQUE REFORMA SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	—	30.00	30.00	4,027	66,363	55,103	9,923	1,337	(2)
PROMOTORA METROVACESA, S.L	SPAIN	REAL ESTATE	—	50.00	50.00	8,790	76,015	61,525	16,486	(1,995	)(3)
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES PENSION FUND MANAGEMENT	—	40.00	40.00	9,083	121,179	101,955	15,472	3,752	(2)
SERVICIOS DE ADMINISTRACION PREVISIONAL, S.A.	CHILE	COMPANIES	—	37.87	37.87	4,079	7,977	2,824	7,871	(2,718	)(2)
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	—	46.14	46.14	4,193	12,571	3,902	7,964	705	(2)
SERVICIOS ON LINE PARA USUARIOS MULTIPLES, S.A. (SOLIUM)(*)	SPAIN	SERVICES	—	66.67	66.67	3,648	7,842	4,941	2,699	203	(2)
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	20.42	0.93	21.35	20,399	159,257	7,666	48,782	102,809	(2)
TELEFONICA FACTORING, S.A.	SPAIN	FINANCIAL SERVICES	30.00	—	30.00	3,247	76,165	65,833	6,848	3,484	(2)
TUBOS REUNIDOS, S.A.	SPAIN	INDUSTRIAL	—	23.36	23.36	51,645	749,991	510,146	157,999	81,846	(1)(2)
VITAMEDICA S.A DE C.V.(*)	MEXICO	INSURANCES	—	50.99	50.99	2,409	8,487	3,601	4,652	234	(2)
REST OF ENTITIES						41,488
					TOTAL	2,921,604	144,146,148	128,294,596	12,666,608	3,184,944

Data relating to the lastest financial statements approved at the date of preparation of these notes to the consolidated financial statements.
For the companies abroad the exchange rates rulig at the reference date are applied,

(1)	Consolidated Data

(2)	Financial statements as of December 31, 2008

(3)	Financial statements as of December 31, 2007

(4)	New incorporation

(5)	Financial statements as of December 31, 2006

(*)	Jointly controlled companies accounted for using tne equity method

IV-1

APPENDIX V. Changes and notification of investments in the BBVA Group in 2009

BUSINESS COMBINATIONS AND OTHER ACQUISITIONS OR INCREASE OF INTEREST OWNERSHIP IN CONSOLIDATED SUBSIDIARIES AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR USING THE PROPORTIONATE METHOD

					%Voting Rights
			Price Paid in the
			Transaction +
			Expenses Directly	Fair Value of
			Attributed to the	Equity Instruments
			Acquisition	Issued for the		Voting Rights
	Type of		(Thounsand of	Acquisition of the	Acquired in the	Controlled after the	Effective Date (or
Company	Transaction	Activity	Euros)	Company	Period (Net)	Acquisition	Notification Date)
	Thounsand €

FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	ACQUISITION	FINANCIAL SERV.	1,212		100.000%	100.000%	28/01/2009
UNIVERSALIDAD TIPS PESOS E-9	FOUNDING	FINANCIAL SERV.	—		100.000%	100.000%	29/01/2009
EUROPEA DE TITULIZACION, S.A. S.G.F.T.	ACQUISITION	FINANCIAL SERV.	159		1.516%	87.504%	28/02/2009
ANIDA INMUEBLES ESPAÑA Y PORTUGAL, S.L.	FOUNDING	REAL ESTATE	3		100.000%	100.000%	17/03/2009
COMPASS TRUST IV	FOUNDING	FINANCIAL SERV.	8		100.000%	100.000%	27/03/2009
BBVA CONSULTING(BEIJING) LIMITED	FOUNDING	FINANCIAL SERV.	400		100.000%	100.000%	28/05/2009
MIRADOR DE LA CARRASCOSA, S.L.*	ACQUISITION	REAL ESTATE	5,000		9.865%	65.769%	30/06/2009
ADPROTEL STRANDS, S.L.	FOUNDING	REAL ESTATE	—		100.000%	100.000%	28/07/2009
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	FOUNDING	REAL ESTATE	5		100.000%	100.000%	25/09/2009
GUARANTY BUSINESS CREDIT CORPORATION	FOUNDING	FINANCIAL SERV.	25,922		100.000%	100.000%	25/09/2009
AMERICAN FINANCE GROUP, INC.	FOUNDING	FINANCIAL SERV.	13,933		100.000%	100.000%	25/09/2009
GFIS HOLDINGS INC	FOUNDING	FINANCIAL SERV.	6,290		100.000%	100.000%	25/09/2009
GUARANTY FINANCIAL INSURANCE SOLUTIONS INC.	FOUNDING	FINANCIAL SERV.	6,290		100.000%	100.000%	25/09/2009
TMF HOLGING INC	FOUNDING	FINANCIAL SERV.	10,132		100.000%	100.000%	25/09/2009
GUARANTY PLUS HOLDING COMPANY	FOUNDING	FINANCIAL SERV.	(15,547)		100.000%	100.000%	25/09/2009
RWHC, INC	FOUNDING	FINANCIAL SERV.	492,924		100.000%	100.000%	25/09/2009
GUARANTY PLUS PROPERTIES, INC-1	FOUNDING	FINANCIAL SERV.	9,264		100.000%	100.000%	25/09/2009
GUARANTY PLUS PROPERTIES LLC-2	FOUNDING	FINANCIAL SERV.	35,769		100.000%	100.000%	25/09/2009
GUARANTY PLUS PROPERTIES LLC-3	FOUNDING	FINANCIAL SERV.	1		100.000%	100.000%	25/09/2009
GUARANTY PLUS PROPERTIES LLC-4	FOUNDING	FINANCIAL SERV.	1		100.000%	100.000%	25/09/2009
GUARANTY PLUS PROPERTIES LLC-5	FOUNDING	FINANCIAL SERV.	1		100.000%	100.000%	25/09/2009
GUARANTY PLUS PROPERTIES LLC-6	FOUNDING	FINANCIAL SERV.	1		100.000%	100.000%	25/09/2009
GUARANTY PLUS PROPERTIES LLC-7	FOUNDING	FINANCIAL SERV.	1		100.000%	100.000%	25/09/2009
GUARANTY PLUS PROPERTIES LLC-8	FOUNDING	FINANCIAL SERV.	1		100.000%	100.000%	25/09/2009
GUARANTY PLUS PROPERTIES LLC-9	FOUNDING	FINANCIAL SERV.	1		100.000%	100.000%	25/09/2009
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	ACQUISITION	FINANCIAL SERV.	1		0.001%	99.966%	30/09/2009
BBVA GLOBAL MARKETS B.V.	FOUNDING	FINANCIAL SERV.	—		100.000%	100.000%	25/11/2009
BBVA ASESORIAS FINANCIERAS, S.A.	ACQUISITION	FINANCIAL SERV.	243		1.398%	100.000%	30/12/2009
BBVA LEASING S.A.COMPAÑIA DE FINANCIAMIENTO COMERCIAL	ACQUISITION	FINANCIAL SERV.	67		0.001%	100.000%	30/12/2009
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	ACQUISITION	SERVICES	—		0.016%	99.996%	30/12/2009

(*)	Notifications.

DISPOSALS OF INTEREST OWNERSHIP IN CONSOLIDATED SUBSIDIARIES AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR USING THE PROPORTIONATE CONSOLIDATION METHOD

				% Voting Rights
			Profit (Loss)
			in the
			Transaction		Totally Controlled	Effective Date (or
Company	Type of Transaction	Activity	(Thounsand €)	% Sold	after the Disposal	Notification Date)
	Thounsand €

FIDEICOMISO INVEX 228	LIQUIDATION	FINANCIAL SERV.	(1)	100.000%	0.000%	02/01/2009
FIDEICOMISO INVEX 367	LIQUIDATION	FINANCIAL SERV.	—	100.000%	0.000%	02/01/2009
FIDEICOMISO INVEX 393	LIQUIDATION	FINANCIAL SERV.	—	100.000%	0.000%	02/01/2009
FIDEICOMISO INVEX 411	LIQUIDATION	FINANCIAL SERV.	—	100.000%	0.000%	02/01/2009
BEXCARTERA, SICAV, S.A.	LIQUIDATION	PORTFOLIO	362	80.783%	0.000%	28/01/2009
MILANO GESTIONI, SRL	MERGER	REAL ESTATE	—	100.000%	0.000%	02/01/2009
COMPASS UNDERWRITERS, INC.	MERGER	INSURANCE	—	100.000%	0.000%	02/02/2009
CONSOLIDAR CIA. DE SEGUROS DE VIDA, S.A.	MERGER	INSURANCE	—	100.000%	0.000%	01/04/2009
BANKER INVESTMENT SERVICES, INC.	MERGER	FINANCIAL SERV.	—	100.000%	0.000%	13/04/2009
TSB PROPERTIES, INC,	MERGER	REAL ESTATE	—	100.000%	0.000%	13/04/2009
VALLEY MORTGAGE COMPANY, INC.	MERGER	FINANCIAL SERV.	—	100.000%	0.000%	08/04/2009
STATE NATIONAL PROPERTIES LLC	MERGER	FINANCIAL SERV.	—	100.000%	0.000%	13/04/2009
TARUS, INC.	MERGER	FINANCIAL SERV.	—	100.000%	0.000%	23/04/2009
COMPASS ARIZONA ACQUISITION, CORP	MERGER	FINANCIAL SERV.	—	100.000%	0.000%	09/04/2009
COMPASS SECURITIES	MERGER	FINANCIAL SERV.	—	100.000%	0.000%	09/04/2009
MEGABANK FINANCIAL CORPORATION	MERGER	SERVICES	—	100.000%	0.000%	13/04/2009
WESTERN BANCSHARES OF ALBUQUERQUE, INC.	MERGER	SERVICES	—	100.000%	0.000%	17/04/2009
WESTERN MANAGEMENT CORPORATION	MERGER	FINANCIAL SERV.	—	100.000%	0.000%	13/04/2009
ARIZONA KACHINA HOLDINGS, INC.	MERGER	FINANCIAL SERV.	—	100.000%	0.000%	13/04/2009
COMPASS FIDUCIARY SERVICES, LTD, INC,	MERGER	FINANCIAL SERV.	—	100.000%	0.000%	09/04/2009
FIRS TIER CORPORATION	MERGER	SERVICES	—	100.000%	0.000%	20/05/2009
AAI HOLDINGS ,INC.	MERGER	FINANCIAL SERV.	—	100.000%	0.000%	28/05/2009
BBVA FACTORING E.F.C. S.A.	MERGER	FINANCIAL SERV.	—	100.000%	0.000%	30/06/2009
BANCO DE CREDITO LOCAL, S.A.	MERGER	FINANCIAL SERV.	—	100.000%	0.000%	30/06/2009
PALADIN BROKERAGE SOLUTIONS, INC.(2)	MERGER	FINANCIAL SERV.	—	100.000%	0.000%	12/06/2009
FW CAPITAL I	LIQUIDATION	SERVICES	—	100.000%	0.000%	12/06/2009
BBVA BANCOMER ASSET MANAGEMENT INC.	MERGER	FINANCIAL SERV.	—	100.000%	0.000%	01/07/2009
BBVA BANCOMER HOLDINGS CORPORATION	MERGER	FINANCIAL SERV.	—	100.000%	0.000%	01/07/2009
BBVA INVESTMENTS, INC.	MERGER	FINANCIAL SERV.	—	100.000%	0.000%	01/07/2009
BBVA INTERNATIONAL INVESTMENT CORPORATION	MERGER	FINANCIAL SERV.	—	100.000%	0.000%	17/08/2009
BBVA BANCOMER SERVICIOS, S.A,	MERGER	BANKING	—	99.999%	0.000%	01/08/2009
BBVA BANCOMER USA	MERGER	BANKING	—	100.000%	0.000%	10/09/2009
CENTRAL BANK OF THE SOUTH	MERGER	BANKING	—	100.000%	0.000%	10/09/2009
HYDROX HOLDINGS, INC,	MERGER	SERVICES	—	100.000%	0.000%	24/09/2009
PERI 5,1 S.L	LIQUIDATION	REAL ESTATE	1	54.990%	0.000%	30/09/2009
FIDEICOMISO 474031 MANEJO DE GARANTIAS	LIQUIDATION	FINANCIAL SERV.	(4)	100.000%	0.000%	30/11/2009
BBVA(SUIZA) S.A. OFICINA DE REPRESENTACION	LIQUIDATION	FINANCIAL SERV.	264	100.000%	0.000%	30/11/2009
MONTEALIAGA, S.A.	MERGER	REAL ESTATE	—	100.000%	0.000%	03/12/2009
BBVA INSERVEX, S.A.	LIQUIDATION	SERVICES	(25)	100.000%	0.000%	29/12/2009
INENSUR BRUFNETE, S.L	MERGER	REAL ESTATE	—	100.000%	0.000%	03/12/2009
EXPLOTACIONES AGROPECUARIAS VALDELAYEGUA, S.A.	MERGER	REAL ESTATE	—	100.000%	0.000%	03/12/2009
PROYECTO MUNDO AGUILON, S.A.	MERGER	REAL ESTATE	—	100.000%	0.000%	03/12/2009
MONESTERIO DESARROLLOS, S.L	MERGER	REAL ESTATE	—	100.000%	0.000%	03/12/2009
MARINA LLAR, S.L.	MERGER	REAL ESTATE	—	100.000%	0.000%	03/12/2009
MERCURY TRUST LIMITED	LIQUIDATION	FINANCIAL SERV.	(692)	100.000%	0.000%	18/12/2009
ATREA HOMES IN SPAIN LTD	LIQUIDATION	SERVICES	340	100.000%	0.000%	28/12/2009

*	Notifications

BUSINESS COMBINATIONS AND OTHER ACQUISITIONS OR INCREASE OF INTEREST OWNERSHIP IN ASSOCIATED AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

			Price Paid in the
			Transaction +
			Expenses Directly	Fair value of
			Attributed to the	Equity Instruments	% Voting Rights
			Acquisition	Issued for the		Voting Rights
	Type of		(Thounsand of	Acquisition of	Acquired in the	Controlled after the	Effective Date (or
Company	Transaction	Activity	Euros)	the Company	Period (Net)	Acquisition	Notification Date)

FIDEIC.F/404015-0 BBVA BANCOMER LOMAS III	FOUNDING	REAL ESTATE	2,689		25.000%	25.000%	18/06/2009
OPERADORA ZIBATA S.DE RL.L. DE C.V.	FOUNDING	REAL ESTATE	1		30.000%	30.000%	30/06/2009
CORPORACION SUICHE 7B, C.A.	ACQUISITION	FINANCIAL SERV.	497		19.795%	19.795%	30/06/2009
CAJA VENEZOLANA DE VALORES, S.A.	ACQUISITION	FINANCIAL SERV.	192		16.093%	16.093%	30/06/2009
ECONTA GESTION INTEGRAL, S.L.*	ACQUISITION	SERVICES	822		10.085%	70.085%	30/06/2009
CHINA CITIC BANK LIMITED CNCB **	ACQUISITION	BANKING	1,847,801		10.070%	10.070%	09/01/2009

*	Notifications

**	Transfer from Available-For-Sale, after Bank of Spain authoritation to be considered a relevant investment.

DISPOSAL OF INTEREST OWNERSHIP IN ASSOCIATES AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

			Profit (Loss) in	% Voting Rights
			the Transaction		Totally Controlled	Effective Date (or
Company	Type of Transaction	Activity	(Thounsand €)	% Sold	after the Disposal	Notification Date)

AIR MILES ESPAÑA, S.A.	DISPOSAL	COMERCIAL	1,313	22.999%	0.000%	23/02/2009
UNITARIA PINAR, S.L.	LIQUIDATION	REAL ESTATE	—	50.000%	0.000%	19/02/2009
TUBOS REUNIDOS, S.A.	DISPOSAL	INDUSTRIAL	92	0.040%	23.828%	03/09/2009

*	Notifications

APPENDIX VI. Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of 31 December, 2009

		% of Voting Rights
		Controlled by the Bank
Company	Activity	Direct	Indirect	Total

ALTITUDE INVESTMENTS LIMITED	IN LIQUIDATION	51.00	—	51.00
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	—	68.18	68.18
BANCO PROVINCIAL S.A. — BANCO UNIVERSAL	BANKING	1.85	53.75	55.60
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	BROKERING	70.00	—	70.00
BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL ESTATE	—	68.11	68.11
DESARROLLO URBANISTICO DE CHAMARTÍN, S.A.	REAL ESTATE	—	72.50	72.50
EL OASIS DE LAS RAMBLAS, S.L.	REAL ESTATE	—	70.00	70.00
ESTACIÓN DE AUTOBUSES CHAMARTÍN, S.A.	SERVICES	—	51.00	51.00
GESTIÓN DE PREVISIÓN Y PENSIONES, S.A.	PENSIONS	60.00	—	60.00
HOLDING CONTINENTAL, S.A.	PORTFOLIO	50.00	—	50.00
IBERDROLA SERVICIOS FINANCIEROS, E.F.C, S.A.	FINANCIAL SERV.	—	84.00	84.00
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	PORTFOLIO	48.00	—	48.00
INVERSIONES P.H.R.4, C.A.	IN LIQUIDATION	—	60.46	60.46
JARDINES DE SARRIENA, S.L.	REAL ESTATE	—	85.00	85.00
MIRADOR DE LA CARRASCOSA, S.L.	REAL ESTATE	—	65.77	65.77
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	REAL ESTATE	—	58.50	58.50
PRO-SALUD, C.A.	SERVICES	—	58.86	58.86
VIRTUAL DOC, S.L.	SERVICES	—	70.00	70.00

VI-1

APPENDIX VII. BBVA’s Group securitization fund

			Total Securitized	Securitized
		Origination Date	Exposures at the	Exposures
Securitization	Company	(Month/Year)	Origination Date	Total
	(Thousand of euros)

HIPOTECARIO 2 FTH	BBVA, S.A.	12/1998	1,051,771	90,816
BBVA-1 F.T.A	BBVA, S.A.	02/2000	1,112,800	4,417
BCL MUNICIPIOS I FTA	BBVA, S.A.	06/2000	1,205,000	207,536
BBVA-2 FTPYME ICO FTA	BBVA, S.A.	12/2000	900,000	24,544
GC GENCAT II FTA	BBVA, S.A.	03/2003	950,000	16,110
BBVA AUTOS I FTA	BBVA, S.A.	10/2004	1,000,000	194,371
BBVA-3 FTPYME FTA	BBVA, S.A.	11/2004	1,000,000	160,868
BBVA HIPOTECARIO 3 FTA	BBVA, S.A.	06/2005	1,450,000	473,418
BBVA-4 PYME FTA	BBVA, S.A.	09/2005	1,250,000	208,396
GAT FTGENCAT 2005 FTA	BBVA, S.A.	12/2005	700,000	67,434
BBVA AUTOS 2 FTA	BBVA, S.A.	12/2005	1,000,000	459,889
BBVA CONSUMO 1 FTA	BBVA, S.A.	05/2006	1,500,000	695,609
BBVA-5 FTPYME FTA	BBVA, S.A.	10/2006	1,900,000	642,710
BBVA CONSUMO 2 FTA	BBVA, S.A.	11/2006	1,500,000	914,022
BBVA RMBS 1 FTA	BBVA, S.A.	02/2007	2,500,000	1,926,480
BBVA RMBS 2 FTA	BBVA, S.A.	03/2007	5,000,000	3,821,577
BBVA-FINANZIA AUTOS 1 FTA	FINANZIA BANCO DE CREDITO, S.A.	04/2007	800,000	473,216
BBVA-6 FTPYME FTA	BBVA, S.A.	06/2007	1,500,000	668,977
BBVA LEASING 1 FTA	BBVA, S.A.	06/2007	2,500,000	1,478,871
BBVA RMBS 3 FTA	BBVA, S.A.	07/2007	3,000,000	2,525,578
BBVA EMPRESAS 1 FTA	BBVA, S.A.	11/2007	1,450,000	647,412
BBVA RMBS 4 FTA	BBVA, S.A.	11/2007	4,900,000	3,880,534
BBVA-7 FTGENCAT FTA	BBVA, S.A.	02/2008	250,000	137,508
BBVA CONSUMO 3 FTA	BBVA, S.A.	04/2008	975,000	220,462
BBVA CONSUMO 3 FTA	FINANZIA BANCO DE CREDITO, S.A.	04/2008	975,000	496,468
BBVA RMBS 5 FTA	BBVA, S.A.	05/2008	5,000,000	4,376,918
BBVA-8 FTPYME FTA	BBVA, S.A.	07/2008	1,100,000	739,428
BBVA RMBS 6 FTA	BBVA, S.A.	11/2008	4,995,000	4,490,079
BBVA RMBS 7 FTA	BBVA, S.A.	11/2008	8,500,000	7,356,542
BBVA EMPRESAS 2 FTA	BBVA, S.A.	03/2009	2,850,000	2,268,925
BBVA RMBS 8 FTA	BBVA, S.A.	07/2009	1,220,000	1,180,921
BBVA CONSUMO 4 FTA	FINANZIA BANCO DE CREDITO, S.A.	12/2009	1,100,000	672,158
BBVA CONSUMO 4 FTA	BBVA, S.A.	12/2009	1,100,000	411,871
BBVA EMPRESAS 3 FTA	BBVA, S.A.	12/2009	2,600,000	2,585,140
2 PS Interamericana	BBVA CHILE	09/2004	17,590	6,251
	BBVA SDAD. LEASING
2 PS Interamericana	HABITACIONAL BHIF	09/2004	11,828	9,044
	BBVA SDAD. LEASING
2 PS RBS (ex ABN)	HABITACIONAL BHIF	09/2001	7,690	5,619
4 PS Itau	FORUM SERVICIOS FINANCIEROS (*)	09/2006	11,885	1,884
23 PS BICE	FORUM SERVICIOS FINANCIEROS (*)	02/2006	11,864	805
FannieMae — Lender No. 227300000	COMPASS BANK	12/2001	170,773	24,192
FannieMae — Lender No. 227300027	COMPASS BANK	12/2003	259,111	96,237
Mortgages — LLC 2004-R1	COMPASS BANK	03/2004	410,222	98,975
PEP80040F110	BBVA BANCO CONTINENTAL	12/2007	17,354	10,846
BACOMCB 07	BANCOMER	12/2007	139,706	106,115
BACOMCB 08	BANCOMER	03/2008	61,025	48,064
BACOMCB 08U	BANCOMER	08/2008	301,002	229,222
BACOMCB 08-2	BANCOMER	12/2008	307,759	261,996
BACOMCB 09, 09-2, 09-3	BANCOMER	08/2009	345,889	308,199
CBBACOM 09-4, 09U	BANCOMER	12/2009	85,178	85,178
BBVA UNIVERSALIDAD E9	BBVA COLOMBIA	12/2008	47,871	36,701
BBVA UNIVERSALIDAD E10	BBVA COLOMBIA	03/2009	25,246	20,443
BBVA UNIVERSALIDAD E11	BBVA COLOMBIA	05/2009	16,666	14,182
BBVA UNIVERSALIDAD E12	BBVA COLOMBIA	08/2009	26,773	23,326

TOTAL			71,110,003	45,906,484

(*)	Proportionate consolidation method

VII-1

APPENDIX VIII. Reconciliation of the consolidated financial statements for the year 2007 prepared in accordance with the models of Bank of Spain Circular 6/2008 with respect to those prepared in accordance with Bank of Spain Circular 4/2004.

The Group’s consolidated financial statements for 2007, which are presented for comparison purposes in these annual consolidated financial statements, have been modified with respect to those originally prepared by the Group at the time in accordance with the model used in the consolidated financial statements for 2007, in order to adapt them to the disclosure and presentation requirements set out in the Bank of Spain Circular 6/2008. This change in format has no effect on the equity or on profit attributed to the Group.

The main differences between the two models of financial statements are as follows:

•	Consolidated balance sheet: Compared with the consolidated balance sheet forming part of the consolidated financial statements as at December 31, 2007, the balance sheet included in these accompanying consolidated financial statements presents the following differences:

•	Under the heading “Tangible assets — Tangible fixed assets”, two sub-headings: “Tangible assets — For own use” and “Tangible assets — Other assets leased out under an operating lease”. These are included in the asset side of the consolidated balance sheet forming part of the Group’s consolidated financial statements for 2007.

•	Under “Loans and advances to credit institutions” and “Loans and advances to customers,” it includes all the amounts previously classified in under “Other financial assets” in the heading “Loans and receivables” in the asset side of consolidated balance sheet forming part of the Group’s consolidated financial statements for 2007.

•	It includes the heading “Other assets — Other,” which combines the items “Prepayments” and “Other assets” presented in the asset side of consolidated balance sheet forming part of the Group’s consolidated financial statements for 2007.

•	It includes on the liability side of the balance sheet “Other liabilities”, which combines the “Accrued expenses” and “Other liabilities” headings included on the consolidated balance sheet forming part of the annual financial statements at December 31, 2007.

•	Consolidated income statement: With respect to the form of consolidated income statement used in the consolidated financial statements at December 31, 2007, the consolidated income statement presented in these consolidated financial statements presents the following differences:

It does not include “Intermediation margin”, but introduces a new margin called “Net interest income” representing the difference between “Interest and similar income” and “Interest expense and similar charges”. Both “Interest and similar income” and “Interest expense and similar charges” include income and expenses of this nature arising from the insurance business and non-financial activities.

As explained in the previous paragraph dealing with “Interest and similar income” and “Interest expense and similar charges”, income and expense arising on the Group’s insurance activities are no longer offset. Rather, they are now recognized in the corresponding income or expense captions of the consolidated income statement, with the resulting effect on each of the margins and on the captions comprising that statement.

It includes a new margin called “Gross income”. “Ordinary margin” is no longer included. This new “Gross income” is similar to the previous “Ordinary margin” except for the fact that it includes other operating income and expense which previously did not form part of the ordinary margin. In addition, the new model includes interest income and charges arising on non-financial activities and comprises other items previously recognized under “Other gains” and “Other losses”.

It eliminates the captions “Sales and income from the provision of non-financial services” and “Sales cost” from the consolidated income statement. These amounts are now recognized primarily under “Other operating income” and “Other operating expenses,” respectively, in the consolidated income statement.

VIII-1

“Personnel costs” and “General and administrative expenses” include amounts previously recognized under “Other gains” and “Other losses” in the earlier model.

“Impairment losses (net)” is now presented as two headings: “Impairment on financial assets (net)”, which comprises net impairment on financial assets other than equity instruments classified as shareholdings; and “Impairment losses on other assets (net)”, which includes net impairment losses on equity instruments classified as shareholdings and on non-financial assets.

It eliminates the headings “Financial income from non-financial activities” and “Financial expense on non-financial activities.” These amounts are now recognized under “Interest and similar income” and “Interest expense and similar charges,” respectively, in the consolidated income statement.

It eliminates “Operating margin” and creates “Net operating income.” These measures of profit differ, basically, in that the latter includes the financial interest income and expense arising on the Group’s non-financial activity, net impairment losses on financial instruments and net provisions, as well as the amounts previously recognized under “Other gains” and “Other losses” in the earlier statement format.

It does not include “Other gains” and “Other losses,” Instead it includes the following new headings: “Gains/(losses) on derecognized assets not classified as non-current assets held for sale,” “Negative goodwill” and “Gains/(losses)on non-current assets held for sale not classified as discontinued operations” which comprise, basically, the captions that previously formed part of the two eliminated headings mentioned above.

VIII-2

Below is a reconciliation between the consolidated income statement for 2007, prepared by the Group in accordance with the model of the Bank of Spain Circular 4/2004 and the model of the Bank of Spain Circular 6/2008.

Income Statement in Accordance				Income Statement in Accordance
With Bank of Spain Circular 4/2004	2007	Reconciliation	2007	With Bank of Spain Circular 6/2008

INTEREST AND SIMILAR INCOME LESS INTEREST EXPENSE AND SIMILAR CHARGES	9,422	206
			9,628	NET INTEREST INCOME
INCOME FROM EQUITY INSTRUMENTS	348	—	348	INCOME FROM EQUITY INSTRUMENTS
NET INTEREST INCOME	9,769		9,976
SHARE OR PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	242	—	242	INCOME BY EQUITY METHOD
NET FEE INCOME	4,723	(164)	4,559	NET FEE INCOME
INSURANCE ACTIVITY INCOME	729	(729)
GAINS OR LOSSES ON FINANCIAL ASSETS AND LIABILITIES AND EXCHANGE DIFFERENCES (NET)	2,670	(714)	1,956	INCOME FROM INSURANCE ACTIVITIES (NET) AND EXCHANGE DIFFERENCES (NET)
		538	538	OTHER OPERATING INCOME AND EXPENSES (NET)
GROSS INCOME	18,133	(862)	17,271	GROSS INCOME
COST OF SALES (NET)	188	(188)
ADMINISTRATION COST	(7,053)	(200)	(7,253)	ADMINISTRATION COST
AMORTISATION	(577)	—	(577)	AMORTISATION
OTHER OPERATING INCOME (NET)	(146)	146
			9,441
		(1,903)	(1,903)	IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)
		(235)	(235)	PROVISION EXPENSE (NET)
NET OPERATING INCOME	10,544	(3,241)	7,303	OPERATING INCOME
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(1,938)	1,925	(13)	IMPAIRMENT LOSSES OF REST ASSETS (NET)
PROVISION EXPENSE (NET)	(210)	210
FINANCIAL INCOME AND EXPENSES FROM NON-FINANCIAL ACTIVITIES	1	(1)
OTHER GAINS AND LOSSES (NET)	97	(97)
		13	13	GAINS (LOSSES) IN WRITTEN OFF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE
		—	—	NEGATIVE GOODWILL
		1,191	1,191	GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS
INCOME BEFORE TAX	8,495	—	8,495	INCOME BEFORE TAX
INCOME TAX	(2,080)	—	(2,080)	INCOME TAX
INCOME FROM ORDINARY ACTIVITIES	6,415	—	6,415	INCOME FROM ORDINARY ACTIVITIES
INCOME FROM DISCONTINUED OPERATIONS (NET)	—	—	—	INCOME FROM DISCONTINUED OPERATIONS (NET)
INCOME FOR THE YEAR (+/-)	6,415	—	6,415	CONSOLIDATED INCOME FOR THE YEAR
INCOME ATRIBUTED TO MINORITY INTEREST	(289)	—	(289)	INCOME ATRIBUTED TO MINORITY INTEREST
INCOME ATRIBUTED TO THE GROUP	6,126	—	6,126	INCOME ATRIBUTED TO THE GROUP

VIII-3

•	Consolidated statement of recognized income and expense and consolidated statement of total changes in equity:

The consolidated statement of changes in equity and the comprehensive statement of changes in consolidated equity: The “Statement of changes in consolidated equity” and the details of changes in consolidated equity broken down in notes in the consolidated financial statements of the Group as at December 31, 2007 have been replaced by the consolidated statement of recognized income and expense and the comprehensive income statement, respectively, which are included in the consolidated financial statements and present, basically, the following significant differences:

•	The comprehensive income statement and the consolidated statement of recognized income and expense presented in these consolidated financial statements should be understood as the two parts of the former consolidated statement of changes in equity and replace the aforementioned statements presented in the statutory financial statements for 2007. The statement of recognized income and expense does not include “Other financial liabilities at fair value” and the related balance is recognized under “Other recognized income and expense”.

•	The statement of recognized income and expense includes “Actuarial gains/(losses) on pension plans”, for the recognition of changes in equity resulting from the recording of such actuarial gains and losses, if appropriate, against reserves; “Entities accounted for using the equity method”, which includes the changes in consolidated equity valuation adjustments arising from the application of the equity method to associates and jointly controlled entities; and “Other recognized income and expense”, for the recognition of the items recognized as consolidated equity valuation adjustments and not included in any other specific line item in this statement.

•	The statement of recognized income and expense includes the line item “Income tax” for the recognition of the tax effect of the items recognized directly in equity, except for “Entities accounted for using the equity method”, which is presented net of the related tax effect. Accordingly, each item recognized in equity valuation adjustments is recognized gross.

•	All the items recognized as valuation adjustments in the format of the consolidated statement of changes in equity included in the consolidated financial statements for 2007 were presented net of the related tax effect.

•	The consolidated statement of recognized income and expense no longer includes the effect on equity of changes in accounting policies or of errors allocable to prior years.

Consolidated cash flow statement:  The format of consolidated cash flow statement included in these consolidated financial statements contains, at the end of the statement, a detail of the items composing cash and cash equivalents, which was not included in the consolidated cash flow statement presented in the Group’s consolidated financial statements for the year ended 31 December 2007. Also, certain disclosures relating to certain operating assets and liabilities, adjustments to profit or loss and cash flows from financing activities are eliminated; the wording and disclosures relating to certain items which compose the cash flows from investing activities are changed.

VIII-4

APPENDIX IX. CONSOLIDATED BALANCE SHEETS HELD IN FOREIGN CURRENCIES AS AT DECEMBER 31, 2009, 2008 AND 2007

		Mexican	Other Foreign
2009	USD	Pesos	Currencies	Total
		Millions of euros

Assets -	78,113	55,497	44,661	178,271
Cash and balances with Central Banks	3,198	5,469	4,278	12,945
Financial assets held for trading	2,607	12,121	2,459	17,187
Available-for-sale financial assets	8,451	7,277	5,227	20,955
Loans and receivables	59,400	27,618	27,953	114,971
Investments in entities accounted for using the equity method	5	112	2,328	2,445
Tangible assets	753	777	653	2,183
Other	3,699	2,123	1,763	7,585
Liabilities-	123,678	50,123	46,305	220,106
Financial liabilities held for trading	893	2,507	968	4,368
Financial liabilities at amortised cost	121,735	43,300	42,502	207,537
Other	1,050	4,316	2,835	8,201

		Mexican	Other Foreign
2008	USD	Pesos	Currencies	Total
		Millions of euros

Assets -	86,074	52,819	42,215	181,108
Cash and balances with Central Banks	2,788	5,179	3,612	11,579
Financial assets held for trading	4,137	13,184	3,003	20,324
Available-for-sale financial assets	10,321	5,613	4,846	20,780
Loans and receivables	65,928	26,168	28,072	120,168
Investments in entities accounted for using the equity method	5	103	481	589
Tangible assets	802	729	485	2,016
Other	2,093	1,843	1,716	5,652
Liabilities-	119,107	50,103	45,719	214,929
Financial liabilities held for trading	1,192	3,919	1,057	6,168
Financial liabilities at amortised cost	116,910	42,288	42,097	201,295
Other	1,005	3,896	2,565	7,466

		Mexican	Other Foreign
2007	USD	Pesos	Currencies	Total
		Millions of euros

Assets -	73,296	58,449	37,238	168,983
Cash and balances with Central Banks	1,785	5,459	2,853	10,097
Financial assets held for trading	5,963	20,203	2,395	28,561
Available-for-sale financial assets	10,477	5,227	5,455	21,159
Loans and receivables	52,311	26,436	24,240	102,987
Investments in entities accounted for using the equity method	5	72	446	523
Tangible assets	737	823	466	2,026
Other	2,018	229	1,383	3,630
Liabilities-	95,939	53,021	40,723	189,683
Financial liabilities held for trading	1,441	18	434	1,893
Financial liabilities at amortised cost	93,835	49,647	38,129	181,611
Other	663	3,356	2,160	6,179

IX-1

APPENDIX X. Details of the most significant outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2009, 2008 and 2007

Issuer		2009	2008	2007
		Millions of euros

ISSUES IN EUROS
BBVA
july-96	EUR	27	27	27	9.37%	22-dic-16
july-03	EUR	—	—	600	4.32%	17-jul-13
november-03	EUR	750	750	750	4.50%	12-nov-15
octuber-04	EUR	992	992	992	4.37%	20-oct-19
february-07	EUR	297	297	297	4.50%	16-feb-22
march-08	EUR	125	125	—	6.03%	03-mar-33
july-08	EUR	100	100	—	6.20%	04-jul-23
september-09	EUR	2,000	—	—	5.00%	15-oct-14
BBVA CAPITAL FUNDING, LTD.(*)
october-97	EUR	—	229	229	6.00%	24-dic-09
july-99	EUR	73	73	73	6.35%	16-oct-15
february-00	EUR	442	497	497	6.38%	25-feb-10
october-01	EUR	60	60	60	5.73%	10-oct-11
october-01	EUR	40	40	40	6.08%	10-oct-16
october-01	EUR	50	50	50	1.34%	15-oct-16
november-01	EUR	55	55	55	1.42%	02-nov-16
december-01	EUR	56	56	56	1.41%	20-dic-16
BBVA SUBORDINATED CAPITAL, S.A.U.(*)
may-05	EUR	456	484	497	1.02%	23-may-17
october-05	EUR	130	150	150	1.04%	13-oct-20
october-05	EUR	231	250	250	0.99%	20-oct-17
october-06	EUR	900	1,000	1,000	1.03%	24-oct-16
april-07	EUR	700	750	750	0.97%	03-abr-17
april-07	EUR	100	100	100	3.43%	04-abr-22
may-08	EUR	50	50	—	4.75%	19-may-23
july-08	EUR	20	20	—	6.11%	22-jul-18
BBVA BANCOMER, S.A. de C.V.
may-07	EUR	560	610	596	5.00%	17-may-17
ALTURA MARKETS A.V., S.A.
november-07	EUR	2	3	3	2.72%	29-nov-17
ISSUES IN FOREIGN CURRENCY
BBVA PUERTO RICO, S.A.
september-04	USD	35	36	34	1.69%	23-sep-14
september-06	USD	26	27	25	5.76%	29-sep-16
september-06	USD	21	22	21	0.81%	29-sep-16
BBVA GLOBAL FINANCE, LTD.(*)
december-95	USD	139	144	136	7.00%	01-dic-25
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE	CLP	336	287	283	Several	Several
BBVA BANCOMER, S.A. de C.V.
july-05	USD	241	360	340	5.00%	22-jul-15
september-06	MXN	132	130	156	5.24%	18-sep-14
may-07	USD	345	360	340	6.00%	17-may-22
july-08	MXN	63	62	—	5.54%	16-jul-18
october-08	MXN	158	156	—	5.58%	24-sep-18
december-08	MXN	146	143	—	5.94%	26-nov-20
january-09	MXN	2	—	—	5.94%	26-nov-20
february-09	MXN	2	—	—	5.94%	26-nov-20
march-09	MXN	1	—	—	5.94%	26-nov-20
april-09	MXN	1	—	—	5.94%	26-nov-20
june-09	MXN	138	—	—	6.23%	07-jun-19
july-09	MXN	5	—	—	6.23%	07-jun-19
september-09	MXN	1	—	—	6.23%	07-jun-19

(*)	The issues of BBVA Capital Funding, Ltd., BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

Issuer		2009	2008	2007
		Millions of euros

BBVA CAPITAL FUNDING, LTD.
october-95	JPY	75	79	60	6.00%	26-oct-15
BBVA SUBORDINATED CAPITAL, S.A.U
october-05	JPY	150	159	122	2.75%	22-oct-35
october-05	GBP	277	315	409	0.79%	21-oct-15
march-06	GBP	325	315	409	5.00%	31-mar-16
march-07	GBP	282	262	343	5.75%	11-mar-18
RIVERWAY HOLDING CAPITAL TRUST I
march-01	USD	7	7	7	10.18%	08-jun-31
TEXAS REGIONAL STATUTORY TRUST I
february-04	USD	35	36	34	3.10%	17-mar-34
COMPASS BANCSHARES INC
july-01	USD	—	—	2	10.18%	31-jul-31
STATE NATIONAL CAPITAL TRUST I
july-03	USD	10	11	10	3.30%	30-sep-33
STATE NATIONAL STATUTORY TRUST II
march-04	USD	7	7	7	3.04%	17-mar-34
TEXASBANC CAPITAL TRUST I
july-04	USD	17	18	17	2.88%	23-jul-34
COMPASS BANK
august-99	USD	—	128	124	8.10%	15-ago-09
april-99	USD	—	72	69	6.45%	01-may-09
march-05	USD	195	201	188	5.50%	01-abr-20
march-06	USD	180	186	175	5.90%	01-abr-26
sep-07	USD	242	250	236	6.40%	01-oct-17
BBVA COLOMBIA, S.A.
august-06	COP	136	128	135	7.69%	28-ago-11
BBVA PARAGUAY, S.A.
Several	PYG	2	2	—	Several	Several
Several	USD	6	6	—	Several	Several
BANCO CONTINENTAL, S.A.
december-06	USD	21	22	20	2.10%	15-feb-17
may-07	PEN	10	9	9	5.85%	07-may-22
may-07	USD	14	14	14	6.00%	14-may-27
june-07	PEN	14	14	12	3.47%	18-jun-32
september-07	USD	14	14	14	1.82%	24-sep-17
november-07	PEN	13	12	11	3.56%	19-nov-32
february-08	USD	14	14	—	6.47%	28-feb-28
june-08	USD	21	22	—	3.11%	15-jun-18
july-08	PEN	11	11	—	3.06%	08-jul-23
september-08	PEN	12	12	—	3.09%	09-sep-23
november-08	USD	14	14	—	3.15%	15-feb-19
december-08	PEN	7	7	—	4.19%	15-dic-33

TOTAL		12,117	10,785	10,834

	2009		2008		2007
		Amount		Amount		Amount
Preferred Securities	Currency	Issued	Currency	Issued	Currency	Issued

BBVA International, Ltd.
December 2002	EUR	500	EUR	500	EUR	500
BBVA Capital Finance, S.A.U
December 2003	EUR	350	EUR	350	EUR	350
July 2004	EUR	500	EUR	500	EUR	500
December 2004	EUR	1,125	EUR	1,125	EUR	1,125
December 2008	EUR	1,000	EUR	1,000	—	—
BBVA International Preferred, S.A.U
September 2005	EUR	85	EUR	550	EUR	550
September 2006	EUR	164	EUR	500	EUR	500
April 2007	USD	600	USD	600	USD	600
July 2007	GBP	31	GBP	400	GBP	400
October 2009	EUR	645	—	—	—	—
October 2009	GBP	251	—	—	—	—
Banco Provincial, S.A. — Banco Universal
October 2007	VEF	150	BS	150	BS	150
November 2007	VEF	58	BS	58	BS	58
Phoenix Loan Holdings Inc.
January 2008	USD	25	USD	21	—	—

APPENDIX XI. Consolidated income statements for the first and second half of 2009 and 2008.

	Six Months Ended	Six Months Ended	Six Months Ended	Six Months Ended
	June 30, 2009	December 31, 2009	June 30, 2008	December 31, 2008
	Millions of euros

INTEREST AND SIMILAR INCOME	12,911	10,864	14,782	15,622

INTEREST AND SIMILAR EXPENSES	(6,053)	(3,840)	(9,227)	(9,491)

NET INTEREST INCOME	6,858	7,024	5,555	6,131

DIVIDEND INCOME	248	195	241	206

SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	27	93	173	119

FEE AND COMMISSION INCOME	2,638	2,667	2,778	2,762

FEE AND COMMISSION EXPENSES	(457)	(418)	(493)	(518)

NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	446	446	1,017	310

NET EXCHANGE DIFFERENCES	352	300	142	89

OTHER OPERATING INCOME	1,755	1,645	1,931	1,628

OTHER OPERATING EXPENSES	(1,487)	(1,666)	(1,718)	(1,375)

GROSS INCOME	10,380	10,286	9,626	9,352

ADMINISTRATION COSTS	(3,734)	(3,928)	(3,816)	(3,940)

Personnel expenses	(2,291)	(2,360)	(2,343)	(2,373)

General and administrative expenses	(1,443)	(1,568)	(1,473)	(1,567)

DEPRECIATION AND AMORTIZATION	(354)	(343)	(338)	(361)

PROVISIONS (NET)	(152)	(306)	(612)	(819)

IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(1,945)	(3,528)	(1,164)	(1,777)

NET OPERATING INCOME	4,195	2,181	3,696	2,455

IMPAIRMENT LOSSES ON OTHERASSETS (NET)	(271)	(1,347)	(6)	(39)

GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	9	11	21	51

NEGATIVE GOODWILL	—	99	—	—

GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	70	789	779	(31)

INCOME BEFORE TAX	4,003	1,733	4,490	2,436

INCOME TAX	(961)	(180)	(1,213)	(328)

PRIOR YEAR INCOME FROM CONTINUING TRANSACTIONS	3,042	1,553	3,277	2,108

INCOME FROM DISCONTINUED TRANSACTIONS (NET)	—	—	0	0

NET INCOME	3,042	1,553	3,277	2,108

Net Income attributed to parent company	2,799	1,411	3,108	1,911
Net income attributed to non-controlling interests	243	142	169	197

	Six Months Ended	Six Months Ended	Six Months Ended	Six Months Ended
	June 30, 2009	December 31, 2009	June 30, 2008	December 31, 2008

EARNINGS PER SHARE
Basic earnings per share	0.76	0.36	0.84	0.51

Diluted earnings per share	0.76	0.36	0.84	0.51

XI-1

APPENDIX XII. GLOSSARY

Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.
Amortized cost	The amortized cost of a financial asset is the amount at which it was measured at initial recognition minus principal repayments, plus or minus, as warranted, the cumulative amount taken to profit or loss using the effective interest rate method of any difference between the initial amount and the maturity amount, and minus any reduction for impairment or change in measured value.
Assets leased out under operating lease	Lease arrangements that are not finance leases are designated operating leases.
Associates	Companies in which the Group is able to exercise significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.
Available-for-sale financial assets	Available-for-sale (AFS) financial assets are debt securities that are not classified as held-to-maturity investments or as financial assets designated at fair value through profit or loss (FVTPL) and equity instruments that are not subsidiaries, associates or jointly controlled entities and have not been designated as at FVTPL.
Basic earnings per share	Calculated by dividing profit or loss attributed to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period
Business combination	The merger of two or more entities or independent businesses into a single entity or group of entities.
Cash flow hedges	Derivatives that hedge the exposure to variability in cash flows attributed to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could effect profit or loss.
Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:
Commissions and fees	• Feed and commissions relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected.
• Fees and commissions arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.
• Fees and commissions generated by a single act are accrued upon execution of that act.
Contingencies	Current obligations arising as a result of past events, certain in terms of nature at the balance sheet date but uncertain in terms of amount and/or cancellation date, settlement of which is deemed likely to entail an outflow of resources embodying economic benefits.
Contingent commitments	Possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.

XII-1

Contingent risks	Transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts.
Current tax assets	Taxes recoverable over the next twelve months.
Current tax liabilities	Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.
Debt obligations/certificates	Obligations and other interest-bearing securities that create or evidence a debt on the part of their issuer, including debt securities issued for trading among an open group of investors, that accrue interest, implied or explicit, whose rate, fixed or benchmarked to other rates, is established contractually, and take the form of securities or book-entries, irrespective of the issuer.
Deferred tax assets	Taxes recoverable in future years, including loss carryforwards or tax credits for deductions and tax rebates pending application.
Deferred tax liabilities	Income taxes payable in subsequent years.
Defined benefit commitments	Post-employment obligation under which the entity, directly or indirectly via the plan, retains the contractual or implicit obligation to pay remuneration directly to employees when required or to pay additional amounts if the insurer, or other entity required to pay, does not cover all the benefits relating to the services rendered by the employees when insurance policies do not cover all of the corresponding post-employees benefits.
Defined contribution commitments	Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer’s obligations in respect of its employees current and prior years’ employment service are discharged by contributions to the fund.
Deposits from central banks	Deposits of all classes, including loans and money market operations, received from the Bank of Spain and other central banks.
Deposits from credit institutions	Deposits of all classes, including loans and money market operations received, from credit entities.
Deposits from customers	Redeemable cash balances received by the entity, with the exception of debt certificates, money market operations through counterparties and subordinated liabilities, that are not received from either central banks or credit entities. This category also includes cash deposits and consignments received that can be readily withdrawn.

XII-2

Diluted earnings per share	This calculation is similar to that used to measure basic earnings per share, except that the weighted average number of shares outstanding is adjusted to reflect the potential dilutive effect of any stock options, warrants and convertible debt instruments outstanding the year. For the purpose of calculating diluted earnings per share, an entity shall assume the exercise of dilutive warrants of the entity. The assumed proceeds from these instruments shall be regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period shall be treated as an issue of ordinary shares for no consideration. Such shares are dilutive and are added to the number of ordinary shares outstanding in the calculation of diluted earnings per share.
Early retirements	Employees that no longer render their services to the entity but which, without being legally retired, remain entitled to make economic claims on the entity until they formally retire.
Economic capital	Eligible capital for regulatory capital adequacy calculations.
Equity	The residual interest in an entity’s assets after deducting its liabilities. It includes owner or venturer contributions to the entity, at incorporation and subsequently, unless they meet the definition of liabilities, and accumulated net profits or losses, fair value adjustments affecting equity and, if warranted, minority interests.
Equity instruments	An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.
Equity method	The equity method is a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the Group’s share of net assets of the investee, adjusted for dividends received and other equity eliminations.
Exchange/translation differences	Gains and losses generated by currency trading and the differences arising on translating monetary items denominated in foreign currency to the functional currency, exchange differences on foreign currency non-monetary assets accumulated in equity and taken to profit or loss when the assets are sold and gains and losses realized on the disposal of assets at entities with a functional currency other than the euro.
Fair value	The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.
Fair value hedges	Derivatives that hedge the exposure of the fair value of assets and liabilities to movements in interest rates and/or exchange rates designated as a hedged risk.

XII-3

Fees	See Commissions, fees and similar items
Financial guarantees	A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument, irrespective of its instrumentation. These guarantees may take the form of deposits, technical or financial guarantees, irrevocable letters of credit issued or confirmed by the entity, insurance contracts or credit derivatives in which the entity sells credit protection, among others.
Financial liabilities at amortized cost	Financial liabilities that do not meet the definition of financial liabilities designated at fair value through profit or loss and arise from the financial entities’ ordinary activities to capture funds, regardless of their instrumentation or maturity.
Full consolidation
•   In preparing consolidated financial statements, an entity combines the balance sheets of the parent and its subsidiaries line by line by adding together like items of assets, liabilities and equity. Intragroup balances and transactions, including amounts payable and receivable, are eliminated in full.

•   Group entity income statement income and expense headings are similarly combined line by line into the consolidated income statement, having made the following consolidation eliminations: a) income and expenses in respect of intragroup transactions are eliminated in full. b) profits and losses resulting from intragroup transactions are similarly eliminated.

• The carrying amount of the parent’s investment and the parent’s share of equity in each subsidiary are eliminated.
Gains or losses on financial assets and liabilities, net	This heading reflects fair value changes in financial instruments - except for changes attributed to accrued interest upon application of the interest rate method and asset impairment losses (net) recognized in the income statement - as well as gains or losses generated by their sale - except for gains or losses generated by the disposal of investments in subsidiaries, jointly controlled entities and associates an of securities classified as held to maturity.
Goodwill	Goodwill acquired in a business combination represents a payment made by the acquirer in anticipation of future economic benefits from assets that are not able to be individually identified and separately recognized.
Hedges of net investments in foreign operations	Foreign currency hedge of a net investment in a foreign operation.
Held-to-maturity investments	Held-to-maturity investments are financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity.
Held for trading (assets and liabilities)	Financial assets and liabilities acquired or incurred principally for the purpose of selling or repurchasing them in the near term with a view to profiting from variations in their prices or by exploiting existing differences between their bid and ask prices.
This category also includes financial derivatives not qualifying for hedge accounting, and in the case of borrowed securities, financial liabilities originated by the firm sale of financial assets acquired under repurchase agreements or received on loan (“short positions”).

XII-4

Impaired/doubtful/non-performing portfolio	Financial assets whose carrying amount is higher than their recoverable value, prompting the entity to recognize the corresponding impairment loss
Impaired financial assets	A financial asset is deemed impaired, and accordingly restated to fair value, when there is objective evidence of impairment as a result of one or more events that give rise to:
1. A measurable decrease in the estimated future cash flows since the initial recognition of those assets in the case of debt instruments (loans and receivables and debt securities).
2. A significant or prolonged drop in fair value below cost in the case of equity instruments.
Income from equity instruments	Dividends and income on equity instruments collected or announced during the year corresponding to profits generated by investees after the ownership interest is acquired. Income is recognized gross, i.e., without deducting any withholdings made, if any.
Insurance contracts linked to pensions	The fair value of insurance contracts written to cover pension commitments.
Inventories	Assets, other than financial instruments, under production, construction or development, held for sale during the normal course of business, or to be consumed in the production process or during the rendering of services. Inventories include land and other properties held for sale at the real estate development business.
Investment properties	Investment property is property (land or a building — or part of a building — or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for own use or sale in the ordinary course of business.
Jointly controlled entities	Companies over which the entity exercises control but are not subsidiaries are designated “jointly controlled entities”. Joint control is the contractually agreed sharing of control over an economic activity or undertaking by two or more entities, or controlling parties. The controlling parties agree to share the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. It exists only when the strategic financial and operating decisions require unanimous consent of the controlling parties.
Leases	A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time, a stream of cash flows that is essentially equivalent to the combination of principal and interest payments under a loan agreement.
Liabilities associated with non-current assets held for sale	The balance of liabilities directly associated with assets classified as non-current assets held for sale, including those recognized under liabilities in the entity’s balance sheet at the balance sheet date corresponding to discontinued operations.
Liabilities under insurance contracts	The technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end.

XII-5

Loans and advances to customers	Loans and receivables, irrespective of their type, granted to third parties that are not credit entities and that are not classified as money market operations through counterparties.
Loans and receivables	Financing extended to third parties, classified according to their nature, irrespective of the borrower type and the instrumentation of the financing extended, including finance lease arrangements where the consolidated subsidiaries act as lessors.
Minority interests	Minority interest is that portion of the profit or loss and net assets of a subsidiary attributed to equity interests that are not owned, directly or indirectly through subsidiaries, by the parent, including minority interests in the profit or loss of consolidated subsidiaries for the reporting period.
Non-current assets held for sale	A non-current asset or disposal group, whose carrying amount is expected to be realized through a sale transaction, rather than through continuing use, and which meets the following requirements:
a) it is immediately available for sale in its present condition at the balance sheet date, i.e. only normal procedures are required for the sale of the asset.
b) the sale is considered highly probable.
Other equity instruments	This heading reflects the increase in equity resulting from various forms of owner contributions, retained earnings, restatements of the financial statements and valuation adjustments.
Other financial assets/liabilities at fair value through profit or loss	• Assets and liabilities that are deemed hybrid financial assets and liabilities and for which the fair value of the embedded derivatives cannot be reliably determined.

•   These are financial assets managed jointly with “Liabilities under insurance contracts” valued at fair value, in combination with derivatives written with a view to significantly mitigating exposure to changes in these contracts’ fair value, or in combination with financial liabilities and derivatives designed to significantly reduce global exposure to interest rate risk.

These headings include customer loans and deposits effected via so-called unit-linked life insurance contracts, in which the policyholder assumes the investment risk.
Own/treasury shares	The amount of own equity instruments held by the entity.
Personnel expenses	All compensation accrued during the year in respect of personnel on the payroll, under permanent or temporary contracts, irrespective of their jobs or functions, irrespective of the concept, including the current costs of servicing pension plans, own share based compensation schemes and capitalized personnel expenses. Amounts reimbursed by the state Social Security or other welfare entities in respect of employee illness are deducted from personnel expenses.
Post-employment benefits	Retirement benefit plans are arrangements whereby an enterprise provides benefits for its employees on or after termination of service.
Property, plant and equipment/tangible assets	Buildings, land, fixtures, vehicles, computer equipment and other facilities owned by the entity or acquired under finance leases.

XII-6

Proportionate consolidation method	The venturer combines and subsequently eliminates its interests in jointly controlled entities’ balances and transactions in proportion to its ownership stake in these entities.
The venturer combines its interest in the assets and liabilities assigned to the jointly controlled operations and the assets that are jointly controlled together with other joint venturers line by line in the consolidated balance sheet. Similarly, it combines its interest in the income and expenses originating in jointly controlled businesses line by line in the consolidated income statement.
Provisions	Provisions include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date.
Provision expenses	Provisions recognized during the year, net of recoveries on amounts provisioned in prior years, with the exception of provisions for pensions and contributions to pension funds which constitute current or interest expense.
Provisions for contingent exposures and commitments	Provisions recorded to cover exposures arising as a result of transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts, and provisions for contingent commitments, i.e., irrevocable commitments which may arise upon recognition of financial assets.
Provisions for pensions and similar obligation	Constitutes all provisions recognized to cover retirement benefits, including commitments assumed vis-à-vis beneficiaries of early retirement and analogous schemes.
Reserves	Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution. Reserves also include the cumulative effect of adjustments recognized directly in equity as a result of the retroactive restatement of the financial statements due to changes in accounting policy and the correction of errors.
Share premium	The amount paid in by owners for issued equity at a premium to the shares’ nominal value.
Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.
Subordinated liabilities	Financing received, regardless of its instrumentation, which ranks after the common creditors in the event of a liquidation.

XII-7

Subsidiaries	Companies which the Group has the power to control. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, unless, exceptionally, it can be clearly demonstrated that ownership of more than one half of an entity’s voting rights does not constitute control of it. Control also exists when the parent owns half or less of the voting power of an entity when there is:
• an agreement that gives the parent the right to control the votes of other shareholders;

•   power to govern the financial and operating policies of the entity under a statute or an agreement; power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body;

• power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.
Tax liabilities	All tax related liabilities except for provisions for taxes.
Trading derivatives	The fair value in favor of the entity of derivatives not designated as accounting hedges.
Value at Risk (VaR)	Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level
VaR figures are estimated following two methodologies:

•   VaR without smoothing, which awards equal weight to the daily information for the immediately preceding last two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance of the risk.

• VaR with smoothing, which weights more recent market information more heavily. This is a metric which supplements the previous one.
VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, while it will tend to be lower when they present upturns in uncertainty.

XII-8