Form 20-F
period 2010-12-31
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
filed 2011-04-01
CIK 842180

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

None

The number of outstanding shares of each class of stock of the Registrant as of December 31, 2010, was:

Ordinary shares, par value €0.49 per share — 4,490,908,285

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

Yes  ☐          No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as Issued by the International Accounting Standards Board ☐	Other ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐          Item 18  ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐          No  ☑

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•	“BBVA”, “Bank”, the “Company” or “Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Bancomer” means Bancomer S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBVA Compass” means Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2010, 2009 and 2008 prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004.

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA. In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this Annual Report, including, without limitation, the information under:

•	“Item 3. Key Information — Risk Factors”;

•	“Item 4. Information on the Company”;

•	“Item 5. Operating and Financial Review and Prospects”; and

•	“Item 11. Quantitative and Qualitative Disclosures about Market Risk”

identifies important factors that could cause such differences.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including taxes;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States, Mexico and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, Mexico and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	the success of our acquisitions (including the acquisition of a shareholding in Türkiye Garanti Bankası A.Ş., as described below), divestitures, mergers and strategic alliances;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

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

The quantification of losses inherent in deterioration is calculated collectively, both in the case of assets classified as impaired and for the portfolio of current assets that are not currently impaired but for which an imminent loss is expected.

Inherent loss, calculated using statistical procedures, is deemed equivalent to the portion of losses incurred on the date that the accompanying consolidated financial statements are prepared that has yet to be allocated to specific transactions.

The Group estimates collective inherent loss of credit risk corresponding to operations realized by Spanish financial entities of the Group (approximately 68.7% of the loans and receivables of the Group as of December 31, 2010) using the parameters set by Annex IX of the Bank of Spain’s Circular 4/2004 on the basis of its experience and the Spanish banking sector information regarding the quantification of impairment losses and provisions for insolvencies for credit risk.

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

To estimate the collective loss of credit risk corresponding to operations with non-Spanish residents registered in foreign subsidiaries of the Group, the Group applies similar methods and criteria, using the Bank of Spain’s parameters but adapting the default calendars to the particular circumstances of the country. Additionally, in Mexico for consumer loans, credit cards and mortgages portfolios, as well as for credit investment maintained by the Group in the United States (which in the aggregate represent approximately 13.9% of the loans and receivables of the Group as of December 31, 2010), internal models are used to calculate impairment losses based on the historical experience of the Group. In both of these cases, the provisions required under the Bank of Spain’s Circular 4/2004 standards fall within the range of provisions calculated using the Group’s internal ratings models.

For the years ended December 31, 2010, 2009 and 2008, there are no substantial differences in the calculations made under both EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP because the allowance for loan losses for such years calculated under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 are similar to the best estimates of allowance for loan losses under U.S. GAAP, which is the central scenario determined using internal risk models based on our historical experience.

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

The historical financial information set forth below has been selected from, and should be read together with, the Consolidated Financial Statements included herein. For information concerning the preparation and presentation of financial information contained herein, see “Presentation of Financial Information”. Also see Note 60 of the Consolidated Financial Statements for a presentation of our shareholders’ equity and net income attributed to parent company reconciled to U.S. GAAP.

	For Year Ended December 31,
EU-IFRS(*)	2010	2009	2008	2007	2006
	(In millions of euros, except per share/ADS data (in euros))

Consolidated Statement of Income data
Interest and similar income	21,134	23,775	30,404	26,176	20,042
Interest and similar expenses	(7,814)	(9,893)	(18,718)	(16,548)	(11,904)
Net interest income	13,320	13,882	11,686	9,628	8,138
Dividend income	529	443	447	348	380
Share of profit or loss of entities accounted for using the equity method	335	120	293	241	308
Fee and commission income	5,382	5,305	5,539	5,603	5,133
Fee and commission expenses	(845)	(875)	(1,012)	(1,043)	(943)
Net gains(losses) on financial assets and liabilities	1,441	892	1,328	1,545	1,261
Net exchange differences	453	652	231	411	376
Other operating income	3,543	3,400	3,559	3,589	3,413
Other operating expenses	(3,248)	(3,153)	(3,093)	(3,051)	(2,923)
Gross income	20,910	20,666	18,978	17,271	15,143
Administration costs	(8,207)	(7,662)	(7,756)	(7,253)	(6,330)
Depreciation and amortization	(761)	(697)	(699)	(577)	(472)
Provisions (net)	(482)	(458)	(1,431)	(235)	(1,338)
Impairment losses on financial assets (net)	(4,718)	(5,473)	(2,941)	(1,903)	(1,457)
Net operating income	6,742	6,376	6,151	7,303	5,545
Impairment losses on other assets (net)	(489)	(1,618)	(45)	(13)	(12)
Gains (losses) on derecognized assets not classified as non-current asset held for sale	41	20	72	13	956
Negative Goodwill	1	99	—	—	—
Gains (losses) in non-current assets held for sale not classified as discontinued operations	127	859	748	1,191	541
Income before tax	6,422	5,736	6,926	8,494	7,030
Income tax	(1,427)	(1,141)	(1,541)	(2,079)	(2,059)
Income from continuing transactions	4,995	4,595	5,385	6,415	4,971
Income from discontinued transactions (net)	—	—	—	—	—
Net income	4,995	4,595	5,385	6,415	4,971
Net income attributed to parent company	4,606	4,210	5,020	6,126	4,736
Net income attributed to non-controlling interests	389	385	365	289	235
Per share/ADS(1) Data
Net operating income(2)	1.79	1.71	1.66	2.03	1.63
Numbers of shares outstanding (at period end)	4,490,908,285	3,747,969,121	3,747,969,121	3,747,969,121	3,551,969,121
Income attributed to parent company(3)(4)	1.17	1.08	1.31	1.64	1.34
Dividends declared(4)	0.270	0.420	0.501	0.733	0.637

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.

(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period excluding the weighted average of treasury shares during the period (3,762 million, 3,719 million, 3,706 million, 3,594 million and 3,406 million shares in 2010, 2009, 2008, 2007 and 2006, respectively).

(3)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period including the average number of estimated shares to be converted and, for comparative purposes, a correction factor to account for the capital increase carried out in November 2010, and excluding the weighted average of treasury shares during the period (3,983 million, 3,899 million, 3,846 million, 3,730 million and 3,535 million shares in 2010, 2009, 2008, 2007 and 2006, respectively). See Note 5 to the Consolidated Financial Statements.

(4)	At the date of the issuance of these financial statements, the scrip dividend (“Dividendo opción”) mentioned in Item 4, Item 8 and Note 4 to the Consolidated Financial Statements is not distributed. Therefore, the conditions to restate the Earning Per Share under IAS 33 and ASC260 are not met.

	As of and for Year Ended December 31,
	2010	2009	2008	2007	2006
	(In millions of euros, except percentages)

Consolidated balance sheet data
Total assets	552,738	535,065	542,650	501,726	411,663
Common stock	2,201	1,837	1,837	1,837	1,740
Loans and receivables (net)	364,707	346,117	369,494	337,765	279,658
Customer deposits	275,789	254,183	255,236	219,610	186,749
Debt certificates and subordinated liabilities	102,599	117,817	121,144	117,909	100,079
Non-controlling interest	1,556	1,463	1,049	880	768
Total equity	37,475	30,763	26,705	27,943	22,318
Consolidated ratios
Profitability ratios:
Net interest margin(1)	2.38%	2.56%	2.26%	2.09%	2.06%
Return on average total assets(2)	0.89%	0.85%	1.04%	1.39%	1.26%
Return on average equity(3)	15.8%	16.0%	21.5%	34.2%	37.6%
Credit quality data
Loan loss reserve	9,473	8,805	7,505	7,144	6,424
Loan loss reserve as a percentage of total loans and receivables (net)	2.60%	2.54%	2.03%	2.12%	2.30%
Substandard loans(4)	15,472	15,312	8,540	3,366	2,492
Substandard loans as a percentage of total loans and receivables (net)(4)	4.24%	4.42%	2.31%	1.00%	0.89%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	Represents net interest income as a percentage of average total assets.

(2)	Represents net income as a percentage of average total assets.

(3)	Represents net income attributed to parent company as a percentage of average equity.

(4)	As of December 31, 2010, 2009 and 2008, non-performing assets, which include substandard loans and other non-performing assets, amounted to €15,936 million, €15,928 million and €8,859 million, respectively. As of December 31, 2010, 2009 and 2008, the non-performing assets ratios (which we define as substandard loans and other non-performing assets divided by loans and advances to customers and contingent liabilities) were 4.1%, 4.3% and 2.3%, respectively.

	As of and for Year Ended December 31,
U.S. GAAP Information(*)	2010	2009	2008	2007	2006
	(In millions of euros, except per share/ADS data
	(in euros) or as otherwise indicated)

Consolidates Statement of income data
Net income(1)	4,688	4,210	4,435	5,698	5,212
Net income attributed to parent company	4,299	3,825	4,070	5,409	4,972
Net income attributed to the non controlling interest	389	385	365	289	240
Basic earnings per share/ADS(2)(3)	1.140	1.028	1.098	1.505	1.460
Diluted earnings per share/ADS(2)(3)	1.100	1.022	1.098	1.505	1.460
Dividends per share/ADS (in dollars)(2)(3)(4)	0.372	0.586	0.652	1.011	0.807
Consolidated Balance sheet data
Total assets	561,767	543,594	549,037	510,569	420,971
Total equity	44,176	37,467	33,630	36,076	31,229
Basic shareholders’ equity per share/ADS(2)(3)(5)	11.38	9.73	8.84	9.85	8.94
Diluted shareholders’ equity per share/ADS(2)(3)(5)	11.38	9.73	8.84	9.85	8.94

(*)	For 2009, BBVA is availing itself of the accommodation in Item 17(c)(2)(iv) of Form 20-F with respect to the application of IAS 21 for highly inflationary economies (Venezuela). Therefore, this reconciliation has been prepared in accordance with Item 18 of Form 20-F which is different from that required by US GAAP. See Note 60 to our Consolidated Financial Statements for additional information.

(1)	Includes “Net income attributed to parent company” and “Net income attributed to non controlling interest”.

(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period excluding the weighted average of treasury shares during the period.

(3)	Each ADS represents the right to receive one ordinary share.

(4)	Dividends per share/ADS are converted into dollars at the average exchange rate for the relevant period, calculated based on the average of the noon buying rates for euro from the Federal Reserve Bank of New York on the last date in respect of which such information is published of each month during the relevant period.

(5)	At the date of the issuance of these financial statements, the scrip dividend (“Dividendo opción”) mentioned in Item 4, Item 8 and Note 4 to the Consolidated Financial Statements is not distributed. Therefore, the conditions to restate the Earning Per Share under IAS 33 and ASC260 are not met.

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

Year Ended December 31	Average(1)

2006	1.2661
2007	1.3797
2008	1.4695
2009	1.3955
2010	1.3216
2011 (through March 25, 2011)	1.3884

(1)	Calculated by using the average of the exchange rates on the last day of each month during the period.

Month Ended	High	Low

September 30, 2010	1.3638	1.2708
October 31, 2010	1.4066	1.3688
November 30, 2010	1.4224	1.3036
December 31, 2010	1.3395	1.3089
January 31, 2011	1.3715	1.2944
February 28, 2011	1.3794	1.3474
March 31, 2011 (through March 25, 2011)	1.4212	1.3813

The noon buying rate for euro from the Federal Reserve Bank of New York, expressed in dollars per €1.00, on March 25, 2011, was $1.4144.

As of December 31, 2010, approximately 36% of our assets and approximately 39% of our liabilities were denominated in currencies other than euro. See Note 2.2.16 to our Consolidated Financial Statements.

For a discussion of our foreign currency exposure, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Market Risk in Non-Trading Activities in 2010 — Structural Exchange Rate Risk”.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Relating to Us

Since our loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on our financial condition.

We have historically developed our lending business in Spain, which continues to be our main place of business. As of December 31, 2010, business activity in Spain accounted for 58% of our loan portfolio. See “Item 4. Information on the Company — Selected Statistical Information — ASSETS — Loans and Advances to Customers — Loans by Geographic Area”. After rapid economic growth until 2007, Spanish gross domestic product grew by 0.9% in 2008 and contracted by 3.8% and 0.2% in 2009 and in 2010, respectively. Our Economic Research Department estimates that the Spanish economy, will not recover a strong path of growth in terms of gross domestic product in 2011, growing at an estimated pace of 0.9%. It is estimated, however, that — given the current rate of growth of active population in Spain- the economy will need to grow by around 2.0% for jobs to be created and attain a sustained recovery. The persistence of high unemployment rates in Spain could have a negative influence on our non-performing loan ratio.

After a relatively good performance in the subprime and liquidity crises in 2009, the Spanish economy has suffered the consequences of the peripheral sovereign crisis in 2010. The Greek and Irish rescue programs and the possibility of a Portuguese rescue program have spread doubts about the Spanish economy. Financial stress in Europe has increased the cost of financing of governments and financial institutions which, in some cases, have lost the access to international funding. As a result of this continued contraction, it is expected that economic conditions and employment in Spain will continue to deteriorate in 2011. Growth forecasts for the Spanish economy could be further revised downwards if measures adopted in response to the economic crisis, are not as effective as expected.

After making a relatively broad and effective use of expansionary fiscal policies in the most acute period of the financial crisis, the Spanish government launched in 2010 an ambitious program of fiscal consolidation and structural reforms, partly in response to the rise of international financial tensions following the first quarter of

2010. As a result, domestic demand in 2010 was heavily impacted by fiscal policy: directly, through the progressive contraction on public sector demand (as a result, among other reasons, of tighter fiscal targets), and indirectly, through the impact of these reforms on the consumption and investment decisions of private agents. The effects of these measures are expected to continue having a negative effect on domestic demand in 2011, including as a result of the tight fiscal targets of regional governments for 2011. In addition, the pace of recovery in private domestic demand in the short and medium terms are expected to continue to be hampered by weak economic fundamentals and the effects of the final phase of certain adjustments in the private sector (such as private deleveraging and adjustments in the residential construction sector).

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

Moreover, there are three factors affecting the Spanish economy that may interfere with our business. First, the adjustment in the real estate sector, which we expect will continue in the coming years. Residential investment contracted by approximately 17.7% in 2010. In addition, demand for property could decrease in 2011 as a result of the rise in the value added tax rate applicable to real estate transactions in mid-2010 and the elimination of government tax breaks for home purchases, as from January 2011, which partly incentivized demand for property last year. Second, the restructuring process in which the Spanish’s financial sector is immersed (which needs to be completed by September 2011 in accordance with the instruction of Bank of Spain). Such restructuring process seeks, among other things, to improve the solvency of the system, to achieve greater transparency in the balance sheets of institutions and a reduction of branch and labor overcapacity and will result in a more concentrated financial sector, with fewer incumbent institutions which will be more competitive. The recently announced Financial Sector Reinforcement Plan imposes a new minimum capital to Spanish banking institutions, above the minimum levels required in other countries. Thus, stricter requirements could affect Spanish institutions vis à vis other institutions in Europe. Third, the possibility of decoupling in the Euro area could lead to increased interest rates before the Spanish economy is able to resume its previous path of growth.

Our loan portfolio in Spain has been adversely affected by the deterioration of the Spanish economy in 2010, 2009 and 2008. For example, substandard loans to other resident sectors in Spain increased in 2010, 2009 and 2008 mainly due to the sharp increase in substandard mortgage loans to €4,425 million as of December 31, 2010, from €3,651 million as of December 31, 2009 and €2,033 million as of December 31, 2008. Substandard loans to real estate and construction customers in Spain also increased substantially in 2010, 2009 and 2008 to account for 16.8%, 15.4% and 5.6% of loans in such category as of December 31, 2010, 2009 and 2008, respectively. Our total substandard loans to customers in Spain jumped to €10,954 million and €10,973 million as of December 31, 2010 and 2009, respectively, from €5,562 million as of December 31, 2008, principally due to an increase in substandard loans to customers in Spain generally as a result of the deterioration in the macroeconomic environment. As a result of the increase in total substandard loans to customers in Spain described above, our total substandard loans to customers in Spain as a percentage of total loans and receivables to customers in Spain increased sharply to 5.2% and 5.4% as of December 31, 2010 and 2009, respectively, from 2.7% as of December 31, 2008. Our loan loss reserves to customers in Spain as a percentage of substandard loans to customers in Spain as of December 31, 2010 and 2009 also declined significantly to 45% and 44%, respectively, from 67% as of December 31, 2008.

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

In the years prior to 2008, economic growth, strong labor markets and low interest rates in Spain caused an increase in the demand for housing, which resulted in an increase in demand for mortgage loans. This increased demand and the widespread availability of mortgage loans affected housing prices, which rose significantly. After this buoyant period, demand began to adjust in mid-2006. Since the last quarter of 2008, the supply of new homes has been adjusting sharply downward in the residential market in Spain, but a significant excess of unsold homes still exists in the market. In 2011, we expect housing supply and demand to adjust further, in particular if current adverse economic conditions continue. As Spanish residential mortgages are one of our main assets, comprising 32%, 31% and 25% of our loan portfolio as of December 31, 2010, 2009 and 2008, respectively, we are currently highly exposed to developments in the residential real estate market in Spain. We expect the current problems in the financial markets and the deterioration of economic conditions in Spain to continue in the near future. As a result, we expect housing prices in Spain to decline further in 2011, which along with other adverse changes in the Spanish real estate sector could have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, results of operations and cash flows.

Our exposure to the real estate sector represented 8.9% of our private individuals loan portfolio as of December 31, 2010 which is below the average in the Spanish financial sector according to the Bank of Spain. Our non-performing loans represented 21.3% of our real estate portfolio as of such date. Our substandard real estate loan portfolio comprised of non-performing loans and potential problem loans represented 35.6% of our real estate loan portfolio as of December 31, 2010.

Highly-indebted households and corporations could endanger our asset quality and future revenues.

Spanish households and businesses have reached, in recent years, a high level of indebtedness, which represents increased risk for the Spanish banking system. The high proportion of loans referenced to variable interest rates makes debt service on such loans more vulnerable to changes in interest rates than in the past. In fact, the average debt burden of Spanish households as a proportion of disposable income has increased substantially from approximately 12% at the end of 2003 to approximately 16% at the end of 2008, before moderating slightly to approximately 13% at the end of 2010. The deleveraging process, is taking more time than we had originally forecasted.

Highly indebted households and businesses are less likely to be able to service debt obligations as a result of adverse economic events, which could have an adverse effect on our loan portfolio and, as a result, on our financial condition and results of operations. In addition, the increase in households’ and businesses’ indebtedness also limits their ability to incur additional debt, decreasing the number of new products we may otherwise be able to sell them and limiting our ability to attract new customers in Spain satisfying our credit standards, which could have an adverse effect on our ability to achieve our growth plans.

Current economic conditions may make it more difficult for us to continue funding our business on favorable terms or at all.

Historically, one of our principal sources of funds has been savings and demand deposits. Time deposits represented 28%, 32% and 34% of our total funding as of December 31, 2010, 2009 and 2008, respectively. Large-denomination time deposits may, under some circumstances, such as during periods of significant interest rate-based competition for these types of deposits, be a less stable source of deposits than savings and demand deposits. Moreover, since we rely heavily on short-term deposits for our funding, we cannot assure you that, in the event of a sudden or unexpected shortage of funds in the banking systems or money markets in which we operate, we will be able to maintain our current levels of funding without incurring higher funding costs or having to liquidate certain of our assets. In addition, the financial crisis triggered by the U.S. subprime market turned out to be deeper and more persistent than expected. In response to the financial crisis, governments around the world implemented ambitious fiscal expansion programs during 2008 and 2009, trying to limit economic deterioration and boost their economies. However, concerns expressed during 2009 over the effectiveness of fiscal stimulus programs have given way to concerns over the sustainability of public deficits, and governments announced plans to remove the extraordinary fiscal and monetary measures implemented to confront the financial crisis. As public sources of liquidity, such as ECB extraordinary measures, and expansionary economic policies are removed from the market, we cannot assure you that we will be able to continue funding our business or, if so, maintain our current levels of funding without incurring higher funding costs or having to liquidate certain of our assets.

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

Since approximately 74% of our loan portfolio as of December 31, 2010 consisted of variable interest rate loans maturing in more than one year, our business is particularly vulnerable to volatility in interest rates.

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

Our commitments with personnel which are considered to be wholly unfunded are recognized under the heading “Provisions — Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets. These amounts include “Post-employment benefits”, “Early Retirements” and “Post-employment welfare benefits”, which amounted to €2,497 million, €3,106 million and €377 million, respectively, as of December 31, 2010, €2,536 million, €3,309 million and €401 million, respectively, as of December 31, 2009 and €2,638 million, €3,437 million and €284 million, respectively, as of December 31, 2008. These amounts are considered wholly unfunded due to the absence of qualifying plan assets.

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

EU sovereign risk.

We are a Spanish banking company and conduct substantial business activities in Spain. Like other banks operating in Spain and Europe, our performance and liquidity may be affected by economic conditions affecting Spain and other EU member states. There has been improvement in some macroeconomic indicators during 2010. Nevertheless, certain countries in Europe, including Spain, have relatively large sovereign debts or fiscal deficits, or both, which has led to tensions in the international debt capital markets and interbank lending market and euro exchange rate volatility during the year.

The situation in Portugal is particularly challenging. The resignation of the Prime Minister on March 24, 2011 has triggered a political crisis which outcome is difficult to predict. Opposition parties rejected government’s latest austerity measures, forcing him to resign and most likely to lead a government with limited powers until elections. In this context, the possibility of a deepening of Portuguese economic problems, triggering the need to resort to a European rescue package cannot be ruled out. The exposure of BBVA to Portugal accounted for arround 1% of our total assets and 2% of the Group’s outstanding credit as of December 31, 2010.

The publication in July 2010 of the 2010 EU-wide stress test exercise coordinated by the Committee of European Banking Supervisors (CEBS), in cooperation with the European Central Bank (ECB), in the euro area partially alleviated pressures and helped restore confidence in the Spanish and European banking sector. However, new and stricter European stress tests are expected to be published in June or July of 2011, and the results of such tests may place additional pressure on the Spanish and European banking sector. Economic conditions remains uncertain in Spain and the European Union and may deteriorate in the future, which could adversely affect the cost and availability of funding available to Spanish and European banks, including BBVA, or otherwise adversely affect BBVA’s business, financial condition and results of operations.

We may be subject to more stringent capital requirements and new restrictions on our operation and business.

The new Basel III capital standards will be phased in from January 1, 2013 until January 1, 2019. The European transposition of these standards will be done through the CRD IV after the summer of 2011 but the Spanish Government has anticipated Basel III with the Royal-Decree Law 2/2011, of February 18 (RD-L 2/2011), as part of a wider plan of the Spanish Government for the strengthening of the financial sector. See “Item 4. Information on the Company — Supervision and Regulation — Capital Requirements.” There can be no assurance that implementation of these new standards, or any other new regulation, will not adversely affect our ability to pay dividends, or require us to issue securities that qualify as regulatory capital or to liquidate assets or curtail business, which may have adverse effects on our business, financial condition and results of operations.

This unexpected plan of the Spanish government is good news for the Spanish financial sector because it provides a clear roadmap for the continuation of the financial system restructuring, encouraging private capital participation and conversion into banks. It will also contribute to dispels market fears about the solvency of the Spanish financial market. Moreover new RD-L 2/2011 also paves the way for a good performance in the next EU stress tests (June) as well as compliance with Basel III, at least Basel III-2013 even if it requires as core capital a milder definition of what is considered in Basel III as common equity.

In addition, our operations may also be affected by other recent regulatory reforms in response to the financial crisis, including the enactment in the United States in July 2010 of the Dodd-Frank Act. Among other changes, beginning five years after enactment of the Dodd-Frank Act, the Federal Reserve Board will apply minimum capital requirements to U.S. intermediate bank holding company subsidiaries of non-U.S. banks. Although there remains uncertainty as to how regulatory implementation of this law will occur, various elements of the new law may cause changes that impact the profitability of our business activities and require that we change certain of our business practices, and could expose us to additional costs (including increased compliance costs). These changes may also cause us to invest significant management attention and resources to make any necessary changes.

Risks Relating to Latin America

Events in Mexico could adversely affect our operations.

We are substantially dependant on our Mexican operations, with approximately 37% and 32% of our net income attributed to parent company in 2010 and 2009, respectively, being generated in Mexico. We face several types of risks in Mexico which could adversely affect our banking operations in Mexico or the Group as a whole. Given the internationalization of the financial crisis, the Mexican economy felt the effects of the global financial crisis and the adjustment process that was underway is accelerating. This process has intensified since the end of the third quarter of 2008 and has continued to intensify due to the high dependence on the U.S. economy. The initial effects are in manufacturing and in those areas with a greater degree of exposure to the international environment, although internal demand is also showing clear signs of moderation. In 2011 we expect that macro economic recovery will only be maintained if there is a sustained U.S. recovery resulting in higher exports and foreign investment. Domestic demand will not recover unless there is a gradual recovery of confidence and employment, interest rates remain low and an expansionary fiscal policy is in place. We cannot rule out the possibility that in a more unfavorable environment for the global economy, and particularly in United States or otherwise growth in Mexico will be negative in 2011.

Beginning in 2008 and through 2009 and 2010, our mortgage and especially our consumer loan portfolio in Mexico started showing higher delinquency rates. If there is a persistent increase in unemployment rates, which could arise if there is a more pronounced or prolonged slowdown in the United States, it is likely that such rates will further increase. In addition, although the Bank of Mexico (“Banxico”) is expected to maintain its current monetary stance throughout 2011, any tightening of monetary policy could make it more difficult for new customers of our mortgage and consumer loan products in Mexico to service their debts, which could have a material adverse effect on the business, financial condition, cash flows and results of operations of our Mexican subsidiary or the Group as a whole. In addition, price regulation and competition could squeeze the profitability of our Mexican subsidiary. If this were to occur, the market share of our Mexican subsidiary could decrease given its risk management standards.

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

In spite of good inflation results in recent months, medium-term concerns are growing due to high domestic demand growth rates in almost every country. Argentina, Brazil, Peru and possibly Chile are getting close to eliminating excess production capacity, which means they will need to curb growth in demand over the coming months to avoid inflation pressures. Countries that are pursuing inflation targets have accordingly adjusted inflation rates. Although rates are not yet close to neutral levels, central banks have stopped or reduced the pace of interest rate increases earlier than we had expected.

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

Financial and securities markets in Latin American countries in which we operate are, to varying degrees, influenced by economic and market conditions in other countries in Latin America and beyond. Negative developments in the economy or securities markets in one country may have a negative impact on other emerging market economies. These developments may adversely affect the business, financial condition, operating results and cash flows of our subsidiaries in Latin America. These economies are also vulnerable to conditions in global financial markets and especially to commodities price fluctuations, and these vulnerabilities usually reflect adversely in financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. For example, at the beginning of the financial crisis these economies were hit by a simultaneous drop in commodity export prices, a collapse in demand for non-commodity exports and a sudden halting of foreign bank loans. Even though most of these countries withstood the triple shock rather well, with limited damage to their financial sectors, we have seen non performing loan ratios rise as well as contraction in bank deposits and loans. As a global economic recovery remains fragile, there are risks of a relapse. If the global financial crisis continues and, in particular, if the effects on the Chinese and U.S. economies intensify the business, financial condition, operating results and cash flows of our subsidiaries in Latin America are likely to be materially adversely affected.

We are exposed to foreign exchange and, in some instances, political risks as well as other risks in the Latin American countries in which we operate, which could cause an adverse impact on our business, financial condition, results of operations.

We operate commercial banks in ten Latin American countries and our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We are confronted with different legal and regulatory requirements in many of the jurisdictions in which we operate. These include, but are not limited to, different tax regimes and laws relating to the repatriation of funds or nationalization or expropriation of assets. Our international operations may also expose us to risks and challenges which our local competitors may not be required to face, such as exchange rate risk, difficulty in managing a local entity from abroad, and political risk which may be particular to foreign investors. For example, on January 8, 2010, the Venezuelan monetary authorities decided to devalue the Bolivar fuerte by 50% from a fixed exchange rate of 2.15 per U.S. dollar since its creation to 4.30 per U.S. dollar. Our presence in Latin American markets also requires us to respond to rapid changes in market conditions in these countries. We cannot assure you that we will continue to succeed in developing and implementing policies and strategies that are effective in each country in which we operate or that any of the foregoing factors will not have a material adverse effect on our business, financial condition and results of operations.

We are also a major player in the private pension sector in place in most of these countries and are, therefore, affected by changes in the value of pension fund portfolios under management, as well as general financial conditions and the evolution of wages and employment. For example, while recovering in 2009 and 2010, most pension fund management companies (“AFPs” for their Spanish acronym) experienced a sharp contraction and posted negative results in 2008 as a consequence of the fall in the value of their portfolios, showing the vulnerability of the sector.

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

In 2008 and 2009, we further increased our ownership interest in members of the CITIC Group, a Chinese banking group, by increasing our stake in CITIC International Financial Holdings Ltd (“CIFH”) to 29.7% and China CITIC Bank (“CNCB”) to 10.07%. CIFH is a banking entity headquartered in Hong Kong and CNCB is a banking entity headquartered in China. On December 3, 2009, we announced the exercise of the option to purchase 1,924,343,862 additional shares of CNCB. Furthermore, on April 1, 2010, after obtaining the corresponding authorizations, the purchase of an additional 4.93% of CNCB’s capital was finalized for €1,197 million. See “Item 4. Information on the Company — Business Overview — Wholesale Banking and Asset Management”.

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

Risks Related to Acquisition of Shareholding in Garanti

We may incur unanticipated losses in connection with the acquisition of Garanti.

As of March 22, 2011, we have acquired a 24.89% interest in Türkiye Garanti Bankası A.Ş. (“Garanti”) (the “Garanti acquisition”). In preparing the terms of the Garanti acquisition, we relied on certain information regarding Garanti which may be inexact, incomplete or outdated. Furthermore, we made various assumptions regarding the future operations, profitability, asset quality and other matters relating to Garanti which may prove to be incorrect.

Garanti’s performance under International Financial Reporting Standards or Accounting Practice Regulations as promulgated by the Banking Regulation and Supervision Agency of Turkey (“BRSA”) may differ materially from our expectations or the expectations of research analysts, which could result in a decline in the market value of Garanti shares and the value of our proposed investment in Garanti.

In addition, we may be exposed to unknown risks relating to such acquisition that could significantly affect the value of our investment in Garanti. Furthermore, a variety of factors that are partially or entirely beyond our and

Garanti’s control, such as negative market developments, increased competition, governmental responses to the global financial crisis and regulatory changes, could have a material adverse effect on Garanti’s business, financial condition and results of operations, which could result in a decline in the market value of Garanti shares and the value of our proposed investment in Garanti.

Since Garanti operates primarily in Turkey, economic and other developments in Turkey may have a material adverse effect on Garanti’s business, financial condition and results of operations and the value of our proposed investment in Garanti.

Most of Garanti’s operations are conducted, and most of its customers are located, in Turkey.

Accordingly, Garanti’s ability to recover on loans, its liquidity and financial condition and its results of operations are substantially dependent upon the political, economic, financial and geopolitical conditions prevailing in or that otherwise affect Turkey. If the Turkish economy is adversely affected by, among other factors, a reduction in the level of economic activity, continuing inflationary pressures, devaluation or depreciation of the Turkish Lira, a natural disaster or an increase in domestic interest rates, then a greater portion of Garanti’s customers may not be able to repay loans when due or meet their other debt service requirements to Garanti, which would increase Garanti’s past due loan portfolio and could materially reduce its net income and capital levels. Furthermore, political uncertainty or instability within Turkey and in some of its neighboring countries has historically been one of the potential risks associated with investments in Turkish companies. In addition, a further deterioration in the EU accession process may negatively affect Turkey. Any of these risks could have a material adverse effect on Garanti’s business, financial condition and results of operations and the value of our proposed investment in Garanti.

Despite Turkey’s increased political and economic stability in recent years and the implementation of institutional reforms to conform to international standards, Turkey is an emerging market and it is subject to greater risks than more developed markets. Financial turmoil in any emerging market could negatively affect other emerging markets, including Turkey, or the global economy in general. Moreover, financial turmoil in emerging markets tends to adversely affect stock prices and debt securities prices of other emerging markets as investors move their money to more stable and developed markets, and may reduce liquidity to companies located in the affected markets. An increase in the perceived risks associated with investing in emerging economies in general, or Turkey in particular, could dampen capital flows to Turkey and adversely affect the Turkish economy and, as a result, Garanti’s business, financial condition and results of operations and the value of our proposed investment in Garanti.

Foreign exchange, political and other risks relating to Turkey could cause an adverse effect on Garanti’s business, financial condition and results of operations and the value of our proposed investment in Garanti.

As a result of the consummation of the Garanti acquisition, we will be exposed to foreign exchange, political and other risks relating to Turkey. For example, currency restrictions and other restraints on transfer of funds may be imposed by the Turkish government, Turkish government regulation or administrative polices may change unexpectedly or otherwise negatively affect Garanti, the Turkish government may increase its participation in the economy, including through expropriations or nationalizations of assets, or the Turkish government may impose burdensome taxes or tariffs. The occurrence of any or all of the above risks could have a material adverse effect on Garanti’s business, financial condition and results of operations and the value of our proposed investment in Garanti.

In addition, a significant majority of Garanti’s total securities portfolio is invested in securities issued by the Turkish government. In addition to any direct losses that Garanti might incur, a default, or the perception of increased risk of default, by the Turkish government in making payments on its securities or the possible downgrade in Turkey’s credit rating would likely have a significant negative impact on the value of the government securities held in Garanti’s securities portfolio and the Turkish banking system generally and make such government securities difficult to sell, and may have a material adverse effect on Garanti’s business, financial condition and results of operations and the value of our proposed investment in Garanti.

We have entered into a shareholders’ agreement with Doğuş Holding A.Ş. in connection with the Garanti acquisition.

We have entered into a shareholders’ agreement with Doğuş in connection with the Garanti acquisition. Pursuant to the shareholders’ agreement, we and Doğuş have agreed to manage Garanti through the appointment of board members and senior management Doğuş is one of the largest Turkish conglomerates and has business interests in the financial services, construction, tourism and automotive sectors. Any financial reversal, negative publicity or other adverse circumstance relating to Doğuş could adversely affect Garanti or BBVA. Furthermore, we must successfully cooperate with Doğuş in order to manage Garanti and grow its business. It is possible that we and Doğuş will be unable to agree on the management or operational strategies to be followed by Garanti, which could adversely affect Garanti’s business, financial condition and results of operations and the value of our proposed investment and lead to our failure to achieve the expected benefits from the Garanti acquisition.

Regulatory Risks

Governmental responses to recent market disruptions may be inadequate and may have unintended consequences.

In response to the global financial crisis, legislators and financial regulators have taken a number of steps to stabilize the financial markets. These steps have included various fiscal stimulus programs and the provision of direct and indirect assistance to distressed financial institutions, assistance by banking authorities in arranging acquisitions of weakened banks and broker/dealers, implementation of various programs by regulatory authorities to provide liquidity to various credit markets and temporary prohibitions on short sales of certain financial institution securities. Additional legislative and regulatory measures were adopted in various countries around the world, including, for example in the United States, where measures with respect to modifications of residential mortgages and an overhaul of the financial regulatory framework were adopted. In addition to these actions, various regulatory authorities in member states of the European Union and the United States took regulatory steps to support financial institutions, to guarantee deposits and to seek to stabilize the financial markets. Premature removal of such support measures as a result of perceived improvement in the financial markets and concerns over the sustainability of public deficits, could result in a prolonged economic downturn and further instability in the financial markets.

In addition, regulatory proposals in the European Union and the United States, have pointed at splitting wholesale and retail activities, increasing minimum capital requirements, establishing a tax for systemic or relevant financial institutions, among other proposals. While these and previous measures have been proposed or taken to support the markets, they may have certain consequences on the global financial system or our businesses, including reducing competition, increasing the general level of uncertainty in the markets or favoring or disfavoring certain lines of business, institutions or depositors. We cannot predict the effect of any other regulatory changes resulting from the global financial crisis and any such changes can have a material adverse effect on our business, financial condition, results of operations, cash flow and business plans. Some of the most significant concerns are related to new liquidity standards, an increase of the minimum capital ratio or the regulation of systemic institutions, which may seriously affect our business model.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal name is Banco Bilbao Vizcaya Argentaria, S.A. BBVA’s predecessor bank, (BBV), was incorporated in Spain as a limited liability company (a “sociedad anónima” or “S.A.”) under the Spanish Corporations Law on October 1, 1988. BBVA is incorporated for an unlimited term. The Company conducts its business under the commercial name “BBVA”. BBVA is registered with the Commercial Registry of Vizcaya (Spain). It has its registered office at Plaza de San Nicolás 4, Bilbao, 48005, Spain, telephone number +34 91 3746201. BBVA’s agent in the U.S. for U.S. federal securities law purposes is Emilio Juan de las Heras Muela (1345 Avenue of the Americas, 45th Floor New York, NY 10105, telephone number +1 (212) 728-1660).

Capital Expenditures

Our principal investments are financial: subsidiaries and affiliates. The main capital expenditures from 2008 to the date of this Annual Report were the following:

2010

On April 1, 2010, after obtaining the corresponding authorizations, the purchase of an additional 4.93% of CNCB’s capital was finalized for €1,197 million. As of December 31, 2010, BBVA had a 29.68% holding in CIFH and a 15% holding in CNCB.

In May 2010, the Group announced that it had reached an agreement to acquire the Credit Uruguay Banco, from a French financial group, through its subsidiary BBVA Uruguay. On January 18, 2011, after obtaining the corresponding authorizations, the purchase of Credit Uruguay Banco was completed for approximately €78 million.

In November 2010, BBVA signed an agreement with the Doǧus group and the General Electric group, the primary shareholders of Garanti, a Turkish bank, concerning the acquisition of a 24.89% holding of the common stock of Garanti, for a total price of $5,838 million, which is equivalent to a payment of approximately €4,195 million (considering the exchange rate as of October 29, 2010 at $/€ 1.3916).

The agreement with Doǧus group includes an agreement for the joint management of Garanti and the appointment of some of the members of its board of directors. In addition, BBVA has an option to purchase an additional 1% of Garanti during the five years following the completion of the acquisition.

As of March 22, 2011 after having obtained the necessary authorizations, BBVA has completed the acquisition of 24.8902% of the total issued share capital of Garanti.

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

Capital Divestitures

Our principal divestitures are financial, in subsidiaries and in affiliates. The main capital divestitures from 2008 to the date of this Annual Report were the following:

2010

During 2010, we sold our participations in certain non-strategic associates and also we have concluded the liquidation and merger of several issuers, financial services and real estate affiliates. Additional information on these transactions is included in Appendix V to the Consolidated Financial Statements.

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

Business Areas

In 2010, we focused our operations on six major business areas, which are further broken down into business units, as described below:

•	Spain and Portugal

•	Mexico

•	South America

•	The United States

•	Wholesale Banking and Asset Management

•	Corporate Activities

The foregoing description of our business areas is consistent with our current internal organization. Unless otherwise indicated, the financial information provided below for each business area does not reflect the elimination of transactions between companies of the Group within one business area or between different business areas, since we consider these transactions to be an integral part of each business area’s activities. For purposes of the presentation and discussion of our consolidated operating results in “Item 5. Operating and Financial Review and Prospects”, however, such intra- and inter-business area transactions are eliminated and the eliminations are generally reflected in the operating results of the Corporate Activities business area.

In 2010, certain changes were made in respect of the criteria followed in 2009 to reflect the composition of our business areas. These changes affected:

•	The United States and Wholesale Banking & Asset Management (WB&AM). In order to give a global view of the Group’s business in the United States, we decided to include the New York branch activities, formerly within WB&AM, in the United States area. This change is consistent with BBVA’s current method of reporting its business units

•	South America and Corporate Activities. In 2009, when the Venezuelan economy was considered hyperinflationary for accounting purposes for the first time, this impact was registered under Corporate Activities. In 2010, an adjustment for the hyperinflation experienced in Venezuela has been recorded in the South America area which was also applied to the 2009 financial statements to maintain the figures of our business areas comparable. Therefore, the 2009 results of these business segments have been restated to make them comparable to their 2010 results.

In addition, we have modified the allocation of certain costs relating mainly to rent expenses and, to a lesser extent, sales of IT services from the corporate headquarters to the business areas. As a result of this modification, data for the years 2009 and 2008 has been revised to ensure that the information provided for the different periods is comparable.

The financial information for our business areas for 2009 and 2008 presented below has been prepared on a uniform basis, consistent with our organizational structure in 2010.

During 2009, several factors occurred with respect to the Venezuelan economy that made us reconsider the accounting treatment we applied in the translation of the financial statements of our subsidiaries in that country: the inflation index reached in 2009, the cumulative inflation index over the last three years and restrictions in the official foreign exchange market. Consequently, according to the requirements of International Accounting Standard IAS 21, we considered the Venezuelan economy as hyperinflationary for 2009. In 2009, the characterization of Venezuela as a hyperinflationary economy, implied a €90 million decrease in our net income attributed to parent company.

On January 8, 2010, the Venezuelan monetary authorities decided to devaluate the Bolivar fuerte by 50% from a fixed exchange rate of 2.15 per U.S. dollar since its creation to 4.30 per U.S. dollar. On January 19, 2010 the Venezuelan authorities announced that they would grant a preferential rate of 2.60 Bolivar fuerte per dollar for new items, among which payment of dividends is included, as long as the request for Authorization of Acquisition of Foreign Exchange was filed before January 8, 2010.

Despite the uncertainty related to the final exchange rate of Venezuelan currency (Bolivar fuerte) compared to euro, the devaluation has had no significant impact on our consolidated financial statements in 2010 due to the fact that our investments in Venezuela represent approximately 2% of our consolidated assets and 1% of our consolidated equity as of December 31, 2010.

The following table sets forth information relating to net income attributed to parent company for each of our business areas for the years ended December 31, 2010, 2009 and 2008:

				% of Net Income/(Loss)
	Net Income/(Loss) Attributed			Attributed
	to Parent Company			to Parent Company
	Year Ended December 31,
	2010	2009	2008	2010	2009	2010
	(In millions of euros)			(In percentage)

Spain and Portugal	2,070	2,275	2,473	45%	54%	49%
Mexico	1,707	1,357	1,930	37%	32%	38%
South America	889	780	727	19%	19%	14%
The United States	236	(950)	308	5%	(23)%	6%
Wholesale Banking and Asset Management	950	853	722	21%	20%	14%

Subtotal	5,852	4,315	6,160	127%	103%	123%

Corporate Activities	(1,246)	(105)	(1,140)	(27)%	(2)%	(23)%

Income Attributed to the Parent Company	4,606	4,210	5,020	100%	100%	100%

The following table sets forth information relating to net interest income for each of our business areas for the years ended December 31, 2010, 2009 and 2008

	Net Interest Income
	Year Ended December 31,
	2010	2009	2010
	(In millions of euros)

Spain and Portugal	4,675	4,910	4,784
Mexico	3,688	3,307	3,707
South America	2,495	2,566	2,149
The United States	1,794	1,679	1,471
Wholesale Banking and Asset Management	831	982	618

Subtotal	13,483	13,445	12,729

Corporate Activities	(163)	437	(1,043)

Net interest income	13,320	13,882	11,686

Spain and Portugal

The Spain and Portugal business area focuses on providing banking services and consumer finance to private individuals, enterprises and institutions in Spain and Portugal.

The principal figures relating to this business area as of December 31, 2010 and December 31, 2009 were:

•	Loans and advances to customers were €200,930 million as of December 31, 2010, an increase of 0.9% from €199,190 million as of December 31, 2009. This amount is particularly relevant if we take into account the adverse economic environment in which it was generated, with weak consumption, stagnation of mortgage lending and gradual deleveraging of companies. In this context, mortgage lending in the household segment grew by 4.0% in 2010. In addition, exposure to sectors and products of greater risk declined in 2010.

•	Customers deposits were €103,469 million as of December 31, 2010 compared to €91,826 million as of December 31, 2009, an increase of 12.7%. During 2010, we attracted more than €12,000 million in customers deposits, which have a high level of stability and an average cost that is lower than the market (0.8% compared to the sector’s 1.4% in 2010).

•	Mutual fund assets under management were €21,455 million as of December 31, 2010, a decrease of 28.2% from €29,898 million as of December 31, 2009. The decrease is due to the increasing demand for other products, such as time deposits and the decreasing returns in the stock markets. The main decreases were related to those assets under management with lowest added value, such as short-term fixed-income, money market funds, long-term fixed-income and those that do not involve active management.

•	Pension fund assets under management were €9,986 million as of December 31, 2010, a decrease of 3.3% from €10,329 million as of December 31, 2009.

The main business units included in the Spain and Portugal area are:

•	Spanish Retail Network: manages individual customers, high net-worth individuals (private banking) and small companies and retailers in the Spanish market;

•	Corporate and Business Banking: manages business with small and medium enterprises (“SMEs”), large companies, institutions and developers in the Spanish market; and

•	Other units:

•	Consumer Finance: manages renting and leasing business, credit to individual and to enterprises for consumer products and internet banking;

•	BBVA Portugal: manages the banking business in Portugal; and

•	European Insurance: manages the insurance business in Spain and Portugal

Spanish Retail Network

The area’s business activity in 2010 took place within the framework of the launch of the “Plan Uno”, which involves a new banking distribution model that seeks to achieve sustainable business growth, under the premise that “BBVA only wins when the customer benefits”. The implementation of this plan has been based on the capabilities of a leading-edge technological platform that has made it possible, on the one hand, to generate customized commercial products with extra benefits based on the degree of loyalty, and on the other hand to integrate “physical” and “virtual” banking. Customer focus has been aimed at launching various asset and deposit products which have improved the area’s positioning.

In investment, the increase in mortgage demand by individual customers reflects the positive acceptance of the products “Sí, damos hipotecas” (Yes, we do give mortgages), “Ven a Casa” (Come home) and “Hipoteca On Line BBVA” (BBVA on-line mortgage). In the consumer finance segment, “Crédito Coche+Seguro gratis” (Car loan+free insurance) and the home improvements line have been launched. New consumer and mortgage payment protection insurance products have also been designed. In on-balance sheet funds, loyalty has increased and new deposits have been attracted from the transactional schemes “Ventajas Uno” (Benefits One) and “Cuenta Uno” (Account One), which have resulted in over 3 million individual customers and self-employed people being exempt from paying fees and commissions; the two new “Quincenas del Libretón” (Passbook Fortnights); a new “La Jornada de tu Vida” (Day of your Life) promotion and stable saving products, such as: a new edition of the “Depósitos Fortaleza” (Strength Deposits) “Depósito BBVA Uno” (BBVA One Deposit) and “Depósito Líder” (Leader Deposit). In off-balance sheet funds, the most significant products are the guaranteed mutual funds “BBVA Acción Europa” (BBVA Europe Share), “BBVA Ranking”, “BBVA 4x3”, “BBVA Gama Solidez” (BBVA Soundness Range) and “Planes Renta” (Income Plans). “BBVA Tranquilidad 14B” (BBVA Peace of Mind 14B), “BBVA Tranquilidad 14C” (BBVA Peace of Mind 14C) and “BBVA Tranquilidad 16” (BBVA Peace of Mind 16) have been added to the pension fund range.

Various campaigns have been launched in order to boost product contracting over the Internet such as a new edition of “Crédito Coche” (Car Loan), “Depósito BBVA Uno Online” (BBVA One Deposit On-line), “Compra de Vivienda con Garantía Hipotecaria” (Home Purchase with Secured Loan) and “Venta de Activos” (Sale of Assets). A dynamic microsite has also been developed for offering commercial products to companies and institutions. In this latter segment, BBVA has been awarded public contracts by CIEMAT (Research Center for Energy, Environment and Technology), BOE (Official Gazette), State Council, General Treasury of the Social Security, Madrid Regional Government, AECID (Spanish Agency for International Cooperation) and Spanish Fleet of Official Cars.

Specific segments of individual customers, such as the young and over 59s, have benefited from the use of social networks and the promotional campaign “59+ Program”, with financial and non-financial products tailored to their needs.

The management model of BBVA Patrimonios, based on principles of guidance, closeness to the customer, differentiation and innovation, is focused on winning new customers. To this end,we have implemented “Planifica” (Plan), a tax advice tool, along with the new “Centro de Soluciones de Inversión” (Investment Solutions Center), which have enabled 1,600 new guided portfolios to be opened.

In businesses, “Plan Convenios” (Agreement Plan) has been put in place with three different management models: “Plan Asociaciones” (Association Plan) aimed at the primary representative associations of self-employed workers (National Association of Self-employed Workers, Professional and Self-employed Worker Union, Hotel and Restaurant Trade Federation, Cab Driver Association, Tobacco Dealer Association and Lottery Ticket Seller Association), “Plan Colegios Profesionales” (Professional Association Plan) (Pharmacists, Dentists, Architects, Attorneys, Lawyers and Tax Accountants) and the “Plan Franquicias” (Franchise Plan).

Corporate and Business Banking

BBVA has confirmed its leading role in the distribution of lines of credit under preferential conditions with the signing of the ICO-2010 agreement, with the lines “Inversión Nacional” (National Investment), “Inversión Internacional” (International Investment), “Emprendedores” (Entrepreneurs), “ICO liquidez” (ICO Liquidity), “ICO-FuturE”, “ICO-Economía Sostenible” (ICO-Sustainable Economy) and those intended for the manufacturing sector, foreign and domestic trade, and tourism, among others. In addition, BBVA was one of the two awardees of the “ICO Directo” (ICO Direct) line for SMEs and self-employed workers. It has also expanded its range of products, which include: “Límite No Comprometido” (Uncommitted Limit), “Cuenta de Crédito Flexible” (Flexible Charge Account), “Bonos TPV BEC” (TPV BEC Bonds), “Depósito BEC Plus” (BEC Plus Deposit), “Cuenta de Crédito Vinculación” (Loyalty Charge Account) and “Cuenta de Crédito Tipo Cero” (Zero Rate Charge Account). Finally, the insurance offer (“D&O” and “Environmental Responsibility”) and non-financial services (principally “Training”, “General Expenses”, “Vehicles” and “Security”) improved once again in 2010. Agreements have also been signed with the European Investment Bank (EIB) to help companies carry out their business activity, with the new lines “PYMES” (SMEs) and “Energías Renovables” (Renewable Energy).

Other Units

Consumer Finance

The Consumer Finance unit manages consumer finance and on-line banking, via Uno-e, BBVA Finanzia S.p.A. (“Finanzia”) and other subsidiaries in Spain, Portugal and Italy.

As of December 31, 2010, loans and advances to customers of the Consumer Finance Unit in Spain was €5,546 million, a decrease of 1.5% from December 31, 2009. The car loan unit, through prescription, was able to respond to the market’s needs with the “Cero Pelotero” campaign that facilitated the purchase of automobiles after the withdrawal of the relevant government aid program. At the same time, it was able to increase cross-selling mainly as a result of its high level of assurance.

BBVA Portugal

As of December 31, 2010, total loans and advances to customers in BBVA Portugal rose to €7,448 million (an increase of 22.8% year-on-year), boosted by the increase in mortgages (an increase of 26.0% year-on-year) and corporate lending (an increase of 16.2% year-on-year) as a result of the various campaigns launched throughout the year, such as Hipoteca Blue BBVA and Nos Adaptamos. Customer funds in 2010 closed with an increase of 10.7%, due to the increased demand for customer deposits under management (an increase of 16.7% year-on-year). In Italy, loans and advances to customers reached €663 million as of December 31, 2010 (an increase of 41.3% year-on-year).

European Insurance

This unit manages an extensive range of insurances through direct insurance, brokerage and reassurance, using different networks.

A total of €1,084 million was written in premiums over 2010, of which €900 million corresponds to the individual business (life and non-life) and €184 million to groups. The life and accident insurance business remained positive, contributing €365 million in premiums (an increase of 9.1% year-on-year), boosted by the activity in payment protection products. BBVA Seguros is the market leader in individual life and accident insurance policies. In non-life policies, the €186 million (an increase of 1.7% year-on-year) from multi-risk home and fire insurance stand out. The volume of funds under management in private savings policies reached €8,140 million, of which €3,115 million correspond to individual clients and the rest to company insurance schemes. Moreover, BBVA has brokered premiums of €180 million in 2010.

Mexico

The principal figures relating to this business area as of December 31, 2010 and December 31, 2009 were:

•	Loans and advances to customers were €34,743 million as of December 31, 2010, an increase of 26.9% (an increase of 11.0% at constant exchange rates) from €27,373 million as of December 31, 2009.

•	Customer deposits were €37,013 million as of December 31, 2010, an increase of 15.7% (an increase of 1.2% at constant exchange rates) from €31,998 million as of December 31, 2009.

•	Mutual fund assets under management were €15,341 million as of December 31, 2010, a significant increase of 45.5% (an increase of 27.2% at constant exchange rates) from €10,546 million as of December 31, 2009.

•	Pension fund assets under management were €12,781 million as of December 31, 2010, an increase of 34.3% (an increase of 17.4% at constant exchange rates) from €9,519 million as of December 31, 2009.

The Mexican peso exchange rate as of December 31, 2010, appreciated against the euro, increasing 14.4% compared to the exchange rate as of December 31, 2009. Comparing average exchange rates, the Mexican currency also increased to the euro 12.3% year-on-year. The aforementioned changes had a positive impact on the area’s financial statements and activity. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Factors Affecting the Comparability of our Results of Operations and Financial Condition”. To provide a better picture of how the business has evolved the comments below will refer to year-on-year change at constant exchange rates unless otherwise indicated.

The business units included in the Mexico area are: Retail and Corporate banking, and Pensions and Insurance.

Retail and Corporate banking

In 2010, BBVA Bancomer put in place the “2010-2012 Growth Plan”, the overriding goals of which are: the customer being the focus of the business, improved product distribution and the attainment of greater process efficiency. Technology and innovation are an integral part of this plan. The Bank launched the “Bancomer Express account”, the first cell phone account in Mexico linked to the customer’s cell phone and debit card, which offers the option of making transfers between accounts, withdrawing money, checking balances and buying in stores. This account gives new customers access to financial services for the low-income segment, as it charges no fees or commissions for account administration and maintenance, and requires no minimum balances. Another example of technological innovation was the launch of the “Bancomer Cell Phone” product, which has promoted the use of virtual channels.

As for the distribution network, BBVA Bancomer had 6,760 ATMs as of December 31, 2010, 523 more than as of December 31, 2009. The productivity of the branch network has increased by 17% year-on-year. One of the reasons for this is the introduction of practicajas (a new kind of ATM), which reduce the volume of operations in branches and increase the sale of products. The following mortgage products were launched: “Ahorra y Estrena” (Save and Move In), a mortgage loan for people with variable income that enables them to finance their home with monthly installments equivalent to the balances of their monthly savings; and the “Alia2 Plus” loan in partnership with Fovissste (Housing Fund of the Security and Social Services Institute for State Workers), which allows affiliates to increase the amount of their loan and buy a home at a fixed interest rate with set repayment amounts. The Bank also launched the product “Bancomer Cofinavit AG” in similar conditions, this time in partnership with Infonavit (National Housing Fund for Workers Institute). In 2010, for the third year in a row, BBVA Bancomer was awarded the 2009 National Housing Prize. This time the award was granted for offering a variety of solutions as a response to the crisis, supporting more than 50,000 affected customers.

In the business segment, the unit specializing in micro-enterprises and small businesses launched the “Micro-Business Card”, with lines of credit from 20,000 to 180,000 Mexican pesos, designed to finance mainly their working capital. This product is backed by guarantees from Nacional Financiera. The risk is therefore shared with the Federal Government.

In customer deposits, there was a new edition of the “Quincena del Ahorro” (Two Weeks of Saving) campaign, through which 1 million prizes were given out for the first time, more than €572 million of funds were attracted and over 300,000 new accounts were opened. We should also note the “Equipa tu Negocio” (Equip your Business) campaign for attracting demand deposits in the SMEs segment, pursuant to which more than 37,800 clients were awarded prizes.

In exchange-traded funds (ETF), BBVA Bancomer launched an ETF called “BRTRAC” which invests in Brazil’s top 15 companies. It also launched “BBVANDQ”, which offers customers the opportunity to invest in a fund that replicates the NASDAQ in the United States. In addition, the Bank launched the “Fondo Triple Líquido” (Triple Liquidity Fund), offering capital protection, monthly reinvestment of interest and money availability every 28 days. Five new international funds were launched, expanding the range available to include new regions and countries (in particular, Asia not including Japan, Latin America, and other emerging countries), technological companies and dollar-denominated government debt. We believe BBVA Bancomer has the most comprehensive international fund portfolio on the market.

Pensions and Insurance

In 2010, Seguros BBVA Bancomer continued with its model focused on offering products differentiated by segment and sales channel which have enabled it to uphold its leadership within the bancassurance segment, with a 41% market share as of September 30, 2010 (source: AMIS). Similarly, it became the country’s fourth largest insurance company, of the 67 companies operating in the country, and the number two in terms of net profit, generating 19.5% of the sector’s earnings in Mexico.

In 2010, the sales network issued 1,078,069 policies, the highest figure since 2003. This growth is based primarily on car insurance products and on “VidaSegura Preferente” (Preferential SecureLife) and “HogarSeguro” (SecureHome).

Outside the branch network, alternative channels continued to grow and reached an all-time sales record with approximately 64,000 policies in force as of December 31, 2010.

South America

The South America business area includes our banking, insurance and pension businesses in South America.

The principal figures relating to this business area as of December 31, 2010 and December 31, 2009 were:

•	Loans and advances to customers were €30,408 million as of December 31, 2010, an increase of 20.4% (an increase of 21.9% at constant exchange rates) from €25,256 million as of December 31, 2009.

•	Customer deposits were €33,496 million as of December 31, 2010, an increase of 14.3% (22.1% at constant exchange rates) from €29,312 million as of December 31, 2009.

•	Mutual fund assets under management were €3,063 million as of December 31, 2010, an increase of 17.0% (4.0% at constant exchange rates) from €2,617 million as of December 31, 2009.

•	Pension fund assets under management were €48,800 million as of December 31, 2010, an increase of 35.2% (17.1% at constant exchange rates) from €36,104 million as of December 31, 2009.

The following is a brief description of our operations on a country-by-country basis in the South America business area. The operating results described below refer to each individual unit’s contribution to the South America business area’s operating results, unless otherwise stated.

The business units included in the South America business area are:

•	Retail and Corporate Banking; includes banks in Argentina, Chile, Colombia, Panama, Paraguay, Peru, Uruguay and Venezuela;

•	Pension businesses; includes pensions businesses in Bolivia, Chile, Colombia, Ecuador and Peru ;

•	Insurance businesses; includes insurance businesses in Argentina, Chile, Colombia, and Venezuela.

Retail and Corporate Banking

Argentina

The Argentinean economy performed well in 2010, with GDP growth of 8%, boosted by the good performance of both the foreign sector and domestic demand, as well as a relatively stable political climate. Inflation, however, remains high.

In 2010, BBVA Banco Francés has implemented important initiatives to improve relations with its customers, both individuals (through the alliance with the entertainment producer Time for Fun, the agreement with LAN, the Francés GO campaign and the launch of the first car leasing scheme) and companies (through the launch of credit lines for SMEs, greater range of products for the agricultural segment and an agreement with the BMW Group). In funds under management, variable-interest deposits were launched (linked, respectively, to commodity prices, stock market indices and currency trading rates).

The year-on-year growth in lending was 43.0% as of December 31, 2010, There were notable increases in consumer finance (with an increase of 88 basis points) and credit cards (with an increase of 79 basis points),and no deterioration in asset quality (while the NPA ratio continued to be lower than the average NPA of our peers in Argentina, according to our estimates). Customer funds increased by 22.7% and were highly concentrated in transactional accounts (which increased by 22.2% year-on -year).

The net interest income of BBVA Banco Frances, which grew year-on-year by 16.5% in 2010, while net fees and commissions increased by 15.6%. Operating expenses increased by 28.5% in 2010, affected by the upturn in inflation and the expansion projects launched by the unit. The high asset quality has enabled loan-loss provisioning to remain at similar levels to 2009. The net attributable profit of this unit in 2010 was €111 million.

Chile

The Chilean economy grew by over 5% in 2010, mainly as a result of the strength of domestic demand and the favorable impact of high commodity prices, particularly copper. Inflation as of December 31, 2010 was less than 3%, within the Central Bank’s target. The Central Bank has gradually reduced its monetary incentives over 2010 and raised the interest rate by 300 basis points to 3.5%. In this environment BBVA Chile has strengthened its positioning in the retail businesses by transforming its branch network and the virtual channels, as well as the commercial and distribution models. As a result, the sales volume has doubled, the product range has grown and customer satisfaction levels have improved.

The loan book grew by 12.2% in 2010 year-on-year. There was a notable increase in credit cards (which increased by 80.4% year-on-year) through new products (“Signature and MasterCard”), as well as associations with other brands (“Enjoy”) and stores. Increased lending led to an increase in market share in 2010 of 46 basis points in consumer finance and credit cards and 17 basis points in mortgages, according to our estimates. The consumer finance unit Forum strengthened its leading position and extended its product range and penetration in its different brands. Finance experienced an increase of 31% in 2010 year-on-year, without any deterioration in risk indicators (the NPA ratio was 1.9% as of December 31, 2010). In customer funds, current accounts were up by 22.1%, a gain of 13 basis points in market share of transactional deposits, according to our estimates. Long — term bonds were issued in an aggregate amount of over €300 million.

BBVA Chile and Forum contributed a net attributable profit of €115 million in 2010 (an increase of 41.9% year-on-year). This increase was mainly attributable to the increase in net interest income (which increased by 12.1% year-on-year) and net fees and commissions (an increase of 27.6%), even though net trading income was below 2009 levels, which included high capital gains from the sale of equity holdings. Expenses increased 7.4% in 2010, year-on-year. In addition, loan-loss provisions decreased by 39.4% year-on-year due to the improved asset quality.

Colombia

Colombia also experienced an improvement of its economy, particularly in the second half of 2010, due to a significant increase in public and private investment, as well as a notable recovery in exports and the maintenance of interest rates at all-time lows. As a result, GDP grew by 5% in 2010.

Under the guidelines set out by the Plan Unidos (“United Plan”) and the “New Model of Customer Service”, BBVA Colombia has performed well, in both lending and funds. This has led to a year-on-year gain in market share of 17 basis points in 2010, according to our estimates. Mortgage loans and corporate lending played a significant role in this respect, with increases in the market share of 78 and 16 basis points, respectively. In business with individual customers the product range was extended (in cards, real estate leasing and payroll bank accounts and others), while in the corporate segment the Bank’s presence in the agroindustrial sector was strengthened and the Cash Net tool was consolidated as a method of customer cash management.

In customer funds, there was a year-on-year growth of 22.3% in current and savings accounts. In 2010, BBVA Colombia was recognized as the “Bank of the Year” in the country by The Banker. It also received an award as the best Colombian bank for good corporate governance practices, social responsibility and ethics from Latin Finance.

The remarkable fall in interest rates over the year had a negative effect on the results in the sector in 2010. BBVA Colombia has offset much of this impact by greater growth in lending and by applying a strategy of strict defense of spreads, which has limited the decrease in net interest income (which decreased by 4.9% year-on year). Expenses remained in check, with a slight increase of 1.4%. There was a significant limitation of loan-loss provisions (which decreased by 32.4% year-on-year), which benefited from the reduction in non-performing assets (which decreased by 26.6% year-on-year). As a result, the net attributable profit in 2010 amounted to €184 million, an increase of 12.0% from the previous year.

Panama

The Panamanian economy has improved over the year, boosted by the recovery in international trade, higher liquidity and its achievement of an investment grade rating. BBVA Panamá has focused its strategy on improving its recognition in the market through various sponsorship deals (including the Panamanian Soccer League) that have supported the product range for individuals, helped by the opening of a new branch. In the corporate segment, efforts have been aimed at the agricultural sector and the Free Zone, with improvements in COMEX and insurance products.

Lending increased in 2010 by 6.8% over the year and customer funds increased by 5.8% over the same period. In 2010, BBVA Panama had a net attributable profit of €31 million, with a positive performance in both income and expenses.

Paraguay

The Paraguayan economy performed very well in 2010, boosted by the strong agricultural sector and the reactivation plans implemented by the country’s economic authorities. In 2010, BBVA Paraguay showed commercial strength, with the launch of numerous commercial campaigns, in both the corporate and institutions and retail businesses. Two highlights were the strategic alliance with John Deere, in corporate and institutions, and the launch of the VIP segment in retail banking. Eight new branches were opened over the year as part of an expansion plan which will continue in 2011.

The foregoing has enabled a year-on-year growth in lending of 45.2% in 2010 and an increase in customer funds of 24.3%, without any deterioration of the NPA ratio, which continues at minimum levels, or profitability.

BBVA Paraguay had a net attributable profit of €39 million in 2010, an increase of 21.7% year-on-year. Euromoney named it the “Best Bank” in the country for the fourth year in a row.

Peru

In 2010, the Peruvian economy grew almost by 10%, mainly as a result of the recovery in private consumption, high levels of business confidence and favorable financing conditions. This recovery has led the economic authorities to start a cycle of rises in policy rates with the aim of keeping inflationary pressures in check.

BBVA Banco Continental undertook numerous commercial initiatives in all segments in 2010 and increased its sales capacity with an 8% increase in its branch network, a 23% increase in the number of ATMs and a 184% increase in its “express” agent network. As a result, lending portfolio increased by 19.5% year-on-year and customer funds by 20.6%. There was a particularly notable increase in consumer finance (35 basis points) and corporate lending (46 basis points). Our market share in customer funds increased by 203 basis points according to our estimates. In the private individuals segment, mainly as a result of the “Mundo Sueldo” product, the number of customers who deposit their payroll into their accounts increased in 2010 by 23% year-on-year, and the number of companies making salary payments directly increased by 38% year-on-year. The VIP individuals segment saw the launch of the “Black” card in partnership with MasterCard. In Corporate and Investment Banking, the aim was to create closer links with customers, with improved financial advice and a broader range of products. A number of hedging derivatives were launched for corporate customers for this purpose.

In 2010, the bank was recognized as the Best Bank in Peru by Global Finance and the Best Foreign Trade Bank in Peru by Trade Finance. It also ranked third as Best Bank in Latin America in the ranking prepared by América Economía, and ranked third in the sustainability ranking drawn up by Management & Excellence and Latin Finance.

In 2010, BBVA Banco Continental had a net attributable profit of €134 million (an increase of 6.5% year-on-year), mainly as a result of the effect of improved economic activity on revenues. Net interest income grew by 4.8% in 2010, despite the downward pressure on spreads, and net fees and commissions were up by 12.7% year-on-year, with a high recurrent component. Expenses were up by 9.7%, a moderate rate given the expansion in the commercial network, while the efficiency ratio remained low (30.6%). The NPA ratio as of December 31, 2010 remained low (1.9%), with no pressure on the volume of loan-loss provisioning.

Uruguay

The positive performance of the foreign sector, particularly due to agricultural and livestock production, has contributed to GDP growth of 9% in 2010. The most important event of the year for BBVA Uruguay was the agreement to purchase Crédit Uruguay. The deal has converted the unit in the second biggest financial institution in the country. Within its organic business, BBVA Uruguay has shown commercial strength in 2010, in both the individuals and corporate segments. In the corporate segment, the bank has focused its efforts on the agricultural and livestock business, with the launch of new products such as leasing, the “Cuenta Pymes” (SME account) and special financing lines.

In 2010, the banking business benefited from the recovery in economic growth, although it continued to suffer from an environment of low interest rates. In this context BBVA Banco Uruguay generated a net attributable profit of €3 million.

Venezuela

Despite high oil prices in 2010, the Venezuelan economy posted a negative growth, due mainly to the limitation on currency flows settled on the official exchange market, a deteriorating business environment, restrictions on electricity in the first half of 2010 and sluggish private demand.

Despite this situation, BBVA Banco Provincial has continued to invest in improving infrastructures with the aim of guaranteeing security, adapting spaces for the preferential treatment of customers with disabilities, and carrying on with the extension of the “express” zones. In addition, it launched the “BBVA Provinet” and “Provinet Móvil” portals to provide customers easier access to accounts. Of particular importance in the individuals segment were the credit card initiatives, with the launch of numerous promotions in partnership with VISA and MasterCard, as well as the re-launch of the Crédit Auto product in partnership with General Motors and Chrysler. A new fund called “Nómina Estándar” was launched aimed at low-income individuals. It introduces a “popular card” as a way of payment adapted to the financial needs of this customer segment.

The loan book increased over the year 2010 by 41.0%. Customer funds increased in 2010 by 46.6% year-on-year. In 2010 BBVA Banco Provincial generated a net attributable profit of €115 million (an increase of 23.0% year-on-year), based on the excellent performance of business and positive handling of spreads, which has been reflected in the progress of net interest income (an increase of 28.9% year-on-year). As a result of the positive performance of other revenues and a moderate increase in expenses (below the rate of inflation), the efficiency ratio has improved to 48.0%. In 2010, BBVA Banco Provincial was once again named Best Bank in Venezuela by three prestigious publications: Euromoney (for the fourth year in a row), Global Finance (also for the fourth year in a row) and The Banker.

Pensions and Insurance

In 2010 the Pensions and Insurance unit contributed with a net attributable profit of €191 million, 28.4% more than in the previous year. There was positive progress in the pension-fund business (€126 million, an increase of 19.3% year-on year) and the insurance business (€64 million, an increase of 50.9% year-on-year).

Pensions

The year was positive for the pension fund business, despite the more moderate performance of the financial markets compared to 2009. The recovery of the labor markets in the region has improved the volume of fund revenues, which has in turn boosted net fee income in the sector. This has been in an environment in which the impact of regulatory changes in some countries has been negative. At the close of the year, assets under management by all fund managers amounted to €48,800 million (an increase of 17.1% year-on-year), while the funds attracted over the year were up by 16.6% from 2009. BBVA thus remains the biggest pension business group in the region according to our estimates.

In 2010, AFP Provida in Chile transformed its customer relationship models, with particular focus on pension advice and building customer loyalty, strengthening links with the highest-income segments and providing a range of new voluntary pension savings products. It generated a profit of €89 million, 20.8% more than in the previous year, mainly as a result of increased fund revenues (an increase of 9.9% year-on-year) and its positive effect on the institution’s net fee income (an increase of 21.5% year-on-year). Funds under management increased by 14.0% in 2010. AFP Horizonte in Colombia increased its assets by 24.3%, its number of pension-savers by 3.8%, and its fund revenues by 32.9%.Profit in 2010 was €26 million. Finally, AFP Horizonte in Peru had a profit of €16 million, and also increased its fund revenues (an increase of 9.0% year-on-year), number of pension savers (an increase of 5.3% year-on-year) and assets under management (an increase of 25.8% year-on-year).

Insurance

The insurance business also had a very positive year. The BBVA companies were very buoyant commercially with the launch of new products and their new distribution and sales channels were consolidated. Thanks to this, the volume of written premiums by all the companies (excluding those in Colombia, which decreased for strategic reasons) increased by 28.2% over the year. Combined with the moderate levels of claims and expenses, the result was a net attributable profit of €64 million, of which €26 million were from the Grupo Consolidar in Argentina, €17 million from the Group’s companies in Chile, €13 million from the Colombian companies and €8 million from Seguros Provincial in Venezuela.

The United States

The principal figures relating to this business area as of December 31, 2010 and December 31, 2009 were:

•	Loans and advances to customers were €38,408 million as of December 31, 2010, a decrease of 4.1% (a decrease of 11.1% at constant exchange rates) from €40,056 million as of December 31, 2009.

•	Customer deposits were €42,343 million as of December 31, 2010, a decrease of 31.9% (36.9% at constant exchange rates), compared to €62,200 million as of December 31, 2009. This is mainly as a result of the fall in term deposits in the New York branch.

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

BBVA Compass Banking Group

BBVA Compass represents approximately 74% of the area’s total assets and garners the retail and corporate banking business in the United States (excluding Puerto Rico).

As of December 31, 2010 the loan portfolio was down 7.1% year-on-year to €31,256 million. The fall in lending is the result of reduced finance for real estate construction and the planned run-off in consumer finance for car dealerships and students. This drop has in part been offset by the increase in residential real estate, which was up 34.7% over the year; and to a lesser extent, by commercial loans, which were up by 11.2% year-on-year. It is worth noting that $3,294 million in new residential mortgages was generated during the year, 22.3% up from the previous year. In all, the residential real estate portfolio accounted for 20.8% of total lending in BBVA Compass as of December 31, 2010, compared to 14.8% in 2009, and commercial loans accounted for 29.7% (25.7% the previous year). In contrast, real estate construction was down 8.1 percentage points to 12.6% and consumer finance was down 2.2 percentage points to 16.3%.

Customer deposits decreased from €33,105 million as of December 31, 2009 to €32,493 million as of December 31, 2010 (a decrease of 1.8% year-on year at constant exchange rates) as a results of the fall in term deposits (a decrease of 21% year-on-year). However, lower-cost funds, as current accounts, increased by 7.7%, and as of December 31, 2010 represented 73.4% of all the unit’s funds compared to 66.9% as of December 31, 2009. This change in the deposit mix, has resulted in a reduction of the average cost of deposits from 1.03% in 2009 to 0.65% in 2010.

The mix in the loan portfolio and deposits has led to an increase in customer spread of 16 basis points over the year. This is because the interest rates accrued on customer deposits have fallen more than the yield on loans (despite the change in the mix towards items with lower risk and spread). As a result, the net interest income of €1,566 million is 7.1% up from 2009, while net fees and commissions have increased by 1.0% over the same period. Although both net trading income and the other gains (losses) item were down, gross income ended the year at €2,168 million, 2.7% up from 2009. However, the increased operating expenses, due to the process of integrating Guaranty, led to a 1.7% fall in the operating income over the previous year to €816 million. Impairment on financial assets improved significantly, reflecting the exceptional measures taken in 2009 and the risk control mechanisms implemented over 2010. As a result, the net attributable profit increased to €149 million (compared to a loss of €1,063 million in 2009, or a loss of €42 million without one-off charges, at constant exchange rates).

Below are the highlights of each of the units making up BBVA Compass:

As of December 2010, Commercial Banking, the unit that handles business with SMEs, managed a loan portfolio of €15,927 million (down 13.9% year-on-year) and customer deposits of €8,789 million (an increase of 7.2% year-on-year). This is the result of a reduction in finance for real-estate developers (a decrease of 45.2% year-on-year), which was partly offset by a notable effort made by BBVA Compass with respect to SMEs. A number of products have been launched aimed at SMEs, such as “Integrated Payables”, which offer a way of combining payments into a single file and route them using the lowest cost method, and allow the updating of the “Controlled Disbursement Account”, which provides customers with the “CDA Perfect Presentation” reports notifying them of all the checks entering their accounts each day and thus enabling companies to maximize their liquidity management.

Corporate Banking, specialized in large corporations, has increased its loan portfolio by 3.2%, with a major rise in deposits (up 80.5% year-on-year).

Retail Banking has a volume of loans of €10,730 million (up 4.3% year-on-year). The reduction in the auto dealer and student loan portfolios was more than offset by an increase in the residential real estate portfolio. Customer funds fell by 6.8%, due to the 9.0% reduction in higher-cost funds, while more liquid funds increased by 2.8%. BBVA Compass and SmartyPig concluded a strategic alliance in 2010 through which BBVA Compass will act as a depositary for SmartyPig customers in the United States. “Compass for your Cause”, a program designed for NGOs and launched at the end of 2009, has not only tripled the number of organizations involved, but increased the number of donors to NGOs by more than 700% as of December 31, 2010. Finally, in the health sector, joint teams have been formed by representatives from the Retail, Commercial, Wealth Management and Insurance units. They offer a wide variety of products, including a new service that allows payments to be collected from patients at medical consultations.

The Wealth Management unit had a total loan portfolio of €2,047 million, deposits of €3,686 million and assets under management of €13,188 million as of December 31, 2010. In 2010 it launched the fixed-income product “Fixed Annuity”, which has attracted €350 million in similar assets from other banks throughout 2010. The “Managed Money plan” offers customers who do not meet the typical Wealth Management profile the chance to have an investment account managed by professionals.

Finally, the business in the New York branch followed the same pattern as the rest of the WB&AM units in the Group: a focus on higher added-value and more loyal customers, price management and the promotion of cross-selling. As a result, the loan portfolio was down by 31.4% in 2010, while gross income fell by 17.9%. Non-performing assets (“NPA”) remain low, and the greater loan-loss provisions compared to 2009 have resulted in increased coverage.

Other units

As of December 31, 2010, BBVA Puerto Rico managed a loan portfolio of €2,850 million, down 9.3% from the previous year. Customer deposits amounted to €1,588 million, at similar levels to the close of 2009. The operating income fell over the year by 10.0% to €70 million, but the reduced impairment losses on financial assets (which experienced a year-on-year fall of 64.1%) resulted in a net attributable profit of over €1 million, compared to a loss of €71 million in the previous year.

Finally, BTS reported a net attributable profit of €11 million, €1.7 million down from the previous year. Revenues dropped by 9.5% as the number of transactions declined by 4.0%.

Wholesale Banking and Asset Management

The Wholesale Banking and Asset Management area focuses on providing services to large international companies and investment banking, capital markets and treasury management services to clients.

The principal figures relating to this business area as of December 31, 2010 and December 31, 2009 were:

•	Loans and advances to customers were €35,754 million as of December 31, 2010, an increase of 16.5% from €30,684 million as of December 31, 2009.

•	Customer deposits were €43,819 million as of December 31, 2010 compared to €34,864 million as of December 31, 2009, an increase of 25.7%.

•	Mutual fund assets under management were €3,576 million as of December 31, 2010, a decrease of 8.6% from €3,914 million as of December 31, 2009.

•	Pension fund assets under management were €7,209 million as of December 31, 2010, a decrease of 0.2% from €7,224 million as of December 31, 2009.

The business units included in the Wholesale Banking and Asset Management area are:

•	Corporate and Investment Banking: coordinates origination, distribution and management of a complete catalogue of corporate and investment banking products (corporate finance, structured finance, syndicated loans and debt capital markets) and provides global trade finance and global transaction services with coverage of large corporate customers specialized by sector (industry bankers);

•	Global Markets: handles the origination, structuring, distribution and risk management of market products, which are placed through our trading rooms in Europe, Asia and the Americas;

•	Asset Management: designs and manages the products that are marketed through our different branch networks including traditional asset management, alternative asset management and Valanza (our private equity unit);

•	Industrial and Other Holdings: helps to diversify the area’s businesses with the aim of creating medium and long-term value through active management of a portfolio of industrial holdings and other Spanish and international projects; and

•	Asia: relates to our stakes in CIFH in Hong Kong (approximately 30%) and in CNCB (approximately 15%) and our commitment to China as demonstrated by aggregate historic investments that exceed €4,000 million as of the date of this Annual Report. This unit also manages the operational branches and representative offices established at this region and other agreements such as the recent joint-venture with the Indian bank Baroda to create a credit card company operating in India.

Corporate and Investment Banking

A number of organizational changes in the Mexico business were made in Corporate and Investment Banking (C&IB), with a separation of customer and product activity in investment banking. A global unit of investment products has been created covering business with these products in all geographical areas. With these changes, C&IB is making progress in the separation of responsibilities associated with the management of balance-sheet products and fees, and is strengthening its global management model, both in relation to customer spread and product range.

The following changes were also made in 2010:

The area of Debt Capital Markets launched a global dollar distribution platform to provide a comprehensive debt service to clients. The origination teams in the main offices in Europe, Asia and the Americas have also been reinforced. In Europe, a group providing debt advice and ratings has been created to help the origination of business in the different product areas, and to offer a variety of high-added-value services to customers.

The Structured Trade Finance area has consolidated the operation of its units in Mexico and Frankfurt, and reinforced its teams there. It has also gained market recognition with the signing of a significant number of transactions. As a result of the agreement signed with CITIC, our partner in China, the first operation ever with Sinosure coverage (ECA China) has been signed in favor of a Spanish company. Customer relations have continued to be strengthened in the BIBEC (Investment Banking for Companies and Corporations) segment by extending the regional teams in Spain and Portugal.

In the Global Transaction Services unit, the first global connection channel for companies and corporations via SWIFT and Host-to-Host was launched in the International Cash Management department. This enables information to be sent between the bank and the customer. BBVA Net Cash, the electronic banking channel, has increased its product range with new products and services for customers in the United Kingdom and France, and a new Securities Depositary model. A security device called Token Plus has been incorporated to enable BBVA customers with a visual disability to validate operations through this channel. In the United States, Compass e-Access, the unique-use validation code for electronic banking was incorporated, offering an alternative to the use of security tokens. The float pricing system used to assign the availability of check funds deposited by customers in the Bank was also updated.

The area of C&IB in the U.S. and South America has completed the implementation of Master Plans to consolidate the new model of coverage and segmentation of the customer base.

Global Markets

The Global Markets (“GM”) unit is undertaking significant investments to reinforce its Distribution team in the main international financial centers, Hong Kong and London, with the recruitment of senior teams. At the same time, investment is being undertaken to improve access technology to Latin American stock exchanges. GM has integrated BBVA Bancomer into the BBVA global equity platform. This means a move from having local operational capacity in Mexico to more global functions for the management of equity orders.

In 2010, product innovation was consolidated in Latin America with the launch, in collaboration with the Asset Management unit, of a new Exchange Traded Fund (ETF) called BRTRAC that aims to hold all the common stocks of the BMV Brasil 15 index (the first index constructed by the Mexican Stock Exchange with foreign securities).

Asset Management

In 2010, Asset Management’s activity in new products has continued to be focused on responding to customer needs, as well as on innovation. In the first half of 2010, at a time of major concerns about the situation in peripheral countries and high risk aversion, we reinforced our conservative product range with the launch of a Fixed Income fund whose portfolio is made up exclusively of government bonds from “core countries” in the euro zone, the BBVA Bonos Core. The product catalog was also strengthened with the launch of two new funds: BBVA Bolsa España Dividendo, an equity fund whose management is focused on companies with high dividend payments; and BBVA Bonos Corporativos Flotantes, a fixed-income fund that aims to benefit from the opportunities currently offered by the credit market. A range of dynamic asset distribution management funds was launched in the second half of the year: the Gama Evolucion (V5 and V10).

In guaranteed products, 2010 has again been a year with many maturities and most of the activity was focused on renewals. Thus, in Commercial Banking eight guaranteed equity funds were launched (seven of which were renewed from 2009), nine guaranteed fixed-income funds of the Planes Renta type (all of which were renewed from 2009) and nine guaranteed fixed-income Fon-Plazo type funds (four of which were renewed from 2009). In addition, four guaranteed fixed-income funds in the Gama Solidez have again been launched by HNWI, continuing with the success this range had the previous year. In Quality Funds, three new products began to be sold as funds of funds. All three have a very dynamic management philosophy through international fund managers.

The activity of Pensions in 2010 has included the incorporation of new plans into the unit and strengthened BBVA’s position in pensions in Spain.

Industrial and Other Holdings

This unit diversifies the area’s businesses with the aim of creating value in the medium and long terms through the active management of a portfolio of industrial holdings and private equity, international and real estate funds. The management fundamentals are profitability, asset turnover, liquidity and optimal use of economic capital.

Currently, it manages a portfolio of holdings in more than 50 companies from a wide variety of sectors. Among them are Corporación IBV, Bolsas y Mercados Españoles (BME), Técnicas Reunidas, Tubos Reunidos, Desarrollo Urbanístico Chamartín, the international funds Darby Latin American Private Equity Fund L.P., Palladium Equity Partners III L.L.C. and CITIC Capital China Real Estates Fund III.

Investments were made in equity holdings for €47 million in 2010, and sales of minor stakes of portfolio holdings for approximately €30 million.

Asia

The wholesale business in Asia performed very well in 2010 and continues to be the basis for organic growth in the region. The loan portfolio was up 13.8% from December 31, 2009, with customer funds increasing by 74.1%, attributable in part to GM Asia. The accumulated net attributable profit increased by 95.6%. Over the year, BBVA has strengthened its trading capacity in the zone, with the opening of trading floor in Singapore and Tokyo.

In addition, the acquisition of an additional 4.93% stake in CNCB was made effective in April 2010 for approximately €1,000 million, increasing the Group’s holding in the entity to its current 15%. BBVA is one of the few strategic international investors that has not only maintained but actually increased its position in the Chinese banking sector during the crisis. CNCB carried out a capital increase in 2010 (at a ratio of 2.2 new shares for 10 existing shares). The Board of the Chinese bank approved this increase to support the development and high rate of growth of its banking business. The bank closed an excellent year in 2010, with strong growth rates in practically all its lines of business. Profit generation was above market expectations, with the accumulated figure to September 2010 up 47.6% year-on-year. In 2010 the collaboration agreement for pensions was also concluded with CNCB. Its aim is to take advantage of BBVA’s capacity and CNCB’s local presence to develop pension plans in China.

In India, another of the strategic markets in the Asian continent and in the sphere of retail banking, BBVA and the Bank of Baroda entered into an agreement in December to create a joint company for credit cards. Once approval from the regulatory authorities has been obtained, the Group will be able to acquire a 51% interest in the credit card unit of the Bank of Baroda, BobCards. BBVA will invest €34 million in this transaction, which will also give it a strategic position in India through a leading bank that has a network of 3,100 branches and 36 million customers.

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

The business units included in the Corporate Activities business area are:

•	Asset/Liabilities Management: administers our interest and exchange-rate structure as well as our overall liquidity and shareholders’ funds;

•	Holdings in Industrial and Other Companies: manages our investment portfolio in industrial and financial companies applying strict criteria for risk control, economic capital consumption and return on investment, with diversification over different industries; and

•	Real Estate Management: manages the real estate assets in Spain, including assets from foreclosures, repossessions, purchases from distressed customers and the assets in BBVA Propiedad, the real estate fund.

Asset/Liability Management

The Asset/Liability Management is responsible for actively managing structural interest-rate and foreign exchange positions, as well as the Group’s overall liquidity and shareholders’ funds.

Liquidity management aims to fund the growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance. A core principle in the BBVA Group’s liquidity management is to encourage the financial independence of its banking subsidiaries in the Americas. This aims to ensure that the cost of liquidity is correctly reflected in price formation and the sustainable growth in the lending business.

The Group’s capital management has a twofold aim: to maintain the levels of capitalization appropriate to the business targets in all the countries in which it operates; and, at the same time, to maximize the return on shareholders’ funds through efficient allocation of capital to different units, good management of the balance sheet and proportionate use of the various instruments that comprise the Group’s equity: stock, preferred stock and subordinate debt. In the last quarter of 2010, BBVA has successfully executed a capital increase after the announcement of its purchase of 24.9% of the Turkish bank Garanti.

Foreign exchange risk management of BBVA’s long-term investments, basically stemming from its franchises in the Americas and soon also its business in Turkey, aims to preserve the Group’s capital ratios and ensure stability of its income statement, while controlling the impact on reserves and the costs of this management. In 2010, BBVA has maintained a policy of actively hedging its investments in Mexico, Chile, Peru and the dollar area. Its aggregate hedging was close to 30%. In addition to this corporate-level hedging, dollar positions are held at a local level by some of the subsidiary banks. The Group also hedges its foreign exchange exposure on expected 2011 results in the Americas. In 2010, the favorable performance of most of the currencies in the Americas has had a positive effect on the Group’s equity and income statement. For 2011, the same policy will be pursued in managing the Group’s foreign exchange risk from the perspective of its effect on capital ratios and on the income statement.

The unit also actively manages the structural interest-rate exposure on the Group’s balance sheet. This aims to keep the performance of short and medium-term net interest income more uniform by cutting out interest-rate fluctuations. In 2010, the results of this management have been satisfactory. Strategies were implemented to provide a hedge against a less positive economic outlook in Europe for the whole of 2010 and 2011, with relatively limited risk on the balance sheets in the United States and Mexico. These strategies are managed both with hedging derivatives (caps, floors, swaps, FRAs) and with balance-sheet instruments (mainly government bonds with the highest credit and liquidity ratings). At the close of the year, the Group held asset portfolios denominated in euros, U.S. dollars and Mexican pesos.

Holdings in Industrial and Other Companies

This unit manages the portfolio of industrial and financial investments in companies operating in the telecommunications, media, electricity, oil, gas and financial sectors. Like Asset/Liability Management, this unit lies within the Group’s Finance Division.

BBVA applies strict requirements to this portfolio in terms of risk-control procedures, use of economic capital and return on investment, diversifying investments across different sectors. It also applies dynamic hedging and monetization management strategies to holdings. In 2010, investments were made totaling €434 million and divestitures amounted to €409 million.

On December 31, 2010, the market value of the Holdings in Industrial & Financial Companies portfolio was €4,168 million, with unrealized capital gains of €993 million.

In 2010, the management of the industrial and financial holdings generated €317 million in dividends and €142 million in trading income, giving a net attributable profit of € 404 million.

Real Estate Management

The Group has always counted with expert teams for the management of the real estate and developer sector. Thus, the Real Estate Management unit’s focus is to provide specialized management of the real estate assets it has acquired from foreclosures, repossessions, purchases from distressed customers and the assets in BBVA Propiedad, the real estate fund. In 2010, the Group has continued to make an important effort to provision for these assets (€657 million) with the aim to maintain their coverage above 30%, taking as reference updated appraisals.

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

Recognizing the foregoing functions as a fully-fledged member of the Eurosystem, the Ley de Autonomía del Banco de España (the Bank of Spain Law of Autonomy) stipulates the performance of the following functions by the Bank of Spain:

•	holding and managing currency and precious metal reserves not transferred to the ECB;

•	supervising the solvency and behavior of credit institutions, other entities and financial markets, for which it has been assigned supervisory responsibility, in accordance with the provisions in force;

•	promoting the sound working and stability of the financial system and, without prejudice to the functions of the ECB, of national payment systems;

•	placing coins in circulation and the performance, on behalf of the State, of all such other functions entrusted to it in this connection;

•	preparing and publishing statistics relating to its functions, and assisting the ECB in the compilation of the necessary statistical information;

•	providing treasury services and acting as financial agent for government debt;

•	advising the government, preparing the appropriate reports and studies; and

•	exercising all other powers attributed to it by legislation.

•	Subject to the rules and regulations issued by the Ministry of Economy, the Bank of Spain has the following supervisory powers over Spanish banks:

•	conducting periodic inspections of Spanish banks to evaluate a bank’s compliance with current regulations including the preparation of financial statements, account structure and credit policies;

•	advising a bank’s board of directors and management on its dividend policy;

•	undertaking extraordinary inspections of banks; and

•	collaborating with other regulatory entities to impose penalties for infringement or violation of applicable regulations.

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

The FGD is funded by annual contributions from member banks. The rate of such contributions in 2010 was 0.06% of the year-end amount of bank deposits to which the guarantee extended and 0.06% over the 5% of the securities held on clients behalf, in accordance with legislation in effect. Nevertheless, once the capital of the FGD exceeds its requirements, the Minister of Economy may reduce the member banks’ contributions and, when the FGD’s funds exceed the capital requirements by one percent or more of the member banks’ deposits, such contributions may be suspended.

In order to safeguard the stability of its members, the FGD may also receive contributions from the Bank of Spain. As of December 31, 2010, all of the Spanish banks belonging to the BBVA Group were members of the FGD and thus obligated to make annual contributions to it.

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

Fondo de Restructuración Ordenada Bancaria (Ordered Banking Restructuring Fund)

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

Capital Requirements

Bank of Spain Circular 3/2008 (“Circular 3/2008”), of May 22, on the calculation and control of minimum capital requirements, regulates the minimum capital requirements for Spanish credit institutions, on an individual and consolidated group basis, and sets forth how to calculate capital meeting such requirements, as well as the various internal capital adequacy assessment processes credit institutions should have in place and the information they should disclose to the market.

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

As of December 31, 2010, 2009 and 2008, the eligible capital of the Group exceeded the minimum required under the regulations then in force. See Note 33 to the Consolidated Financial Statements.

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

Circular 3/2008 has been recently modified by Circular 9/2010, of December 22, in order to proceed with the implementation in Spain of part of the changes to the solvency framework approved at a European level (Directives 2009/111/EC, 2009/83/EC and 2009/27/EC).

The main changes considered in these directives are:

•	European harmonization of large exposures limits: a bank will be restricted in lending beyond a certain limit (25% of regulatory capital) to any one party.

•	Improved quality of banks’ capital: clear EU-wide criteria for assessing whether ‘hybrid’ capital, i.e. including both equity and debt, is eligible to be counted as part of a bank’s overall capital

•	Improved liquidity risk management: for banking groups that operate in multiple countries, their liquidity risk management — i.e. how they fund their operations on a day-to-day basis — will also be discussed and coordinated within ‘colleges of supervisors’.

•	Improved risk management for securitized products: rules on securitized debt — the repayment of which depends on the performance of a dedicated pool of loans — have been tightened. Firms that re-package loans into tradable securities will be required to retain some risk exposure to these securities, while firms that invest in the securities will be allowed to make their decisions only after conducting comprehensive due diligence. If they fail to do so, they will be subject to capital penalties.

As part of a wider plan of the Spanish Government for the strengthening of the financial sector, the Royal Decree- Law 2/2011, of February 18, has established higher minimum capital requirements for Spanish credit institutions, with a new core capital requirement for all credit institutions of up to a minimum of 8%. This ratio will be of 10% for those institutions that are not listed on a Spanish Stock Exchange, which have a small presence of private investors, and are dependent upon wholesale funding markets for over 20% of their assets, since they have more limited access to the capital markets.

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

Dividends

If a bank meets the Bank of Spain’s minimum capital requirements described above under “— Capital Requirements”, it may dedicate all of its net profits to the payment of dividends, although, in practice, banks consult with the Bank of Spain before declaring a dividend. We calculate that as of December 31, 2010, we had approximately €11,241 million of unrestricted reserves in excess of applicable capital and reserve requirements available for the payment of dividends. Compliance with such requirements notwithstanding, the Bank of Spain may advise a bank against the payment of dividends on grounds of prudence. In no event may dividends be paid from non-distributable reserves. Banks which fail to comply with the capital adequacy ratio by more than 20% are required to devote all of their net profits to increasing their capital ratios. Banks which fail to meet the required ratio by 20% or less must obtain prior approval of the Bank of Spain to distribute any dividends and must devote at least 50% of net profits to increasing their capital ratios. In addition, banks, and their directors and executive officers that do not comply with the liquidity and investment ratios and capital adequacy requirements may be subject to fines or other sanctions. Compliance with the Bank of Spain’s capital requirements is determined on both a consolidated and individual basis. Our Spanish subsidiaries are in compliance with these capital adequacy requirements on both a consolidated and individual basis. If a bank has no net profits, the board of directors may propose at the general meeting of the stockholders that a dividend be declared out of retained earnings.

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

Our bylaws allow for dividends to be paid in cash or in kind as determined by shareholder resolution.

Scrip Dividend

At the BBVA Annual General Meeting held on March 11, 2011, the shareholders passed a resolution adopting a scrip dividend scheme called “Dividendo Opción”. This is an alternative remuneration scheme for BBVA shareholders, who may now opt to receive an amount equivalent to one of the interim dividends of 2011 and the final dividend corresponding to 2010 in cash or new shares to be issued in two free-of-charge capital increases. The aim of this new remuneration scheme is to provide BBVA shareholders with a flexible and tax efficient instrument and to offer BBVA shareholders the option to receive newly-issued shares of the Bank, without altering BBVA’s policy of cash remuneration, in line with more efficient, flexible remuneration policies followed by other international banks.

Consequently, shareholders will have the “Dividendo Opción” available to them on the dates when the final dividend of 2010 and one of the interim dividends of 2011 are typically paid out. They may then decide which option suits them best at the time, whilst always continuing to be able to receive all their remuneration in cash if they wish.

Each capital increase is independent of the other, such that one or the other may be made on different dates and one or the other may not be made.

Limitations on Types of Business

Spanish banks are subject to certain limitations on the types of businesses in which they may engage directly, but they are subject to few limitations on the types of businesses in which they may engage indirectly.

Mortgage Legislation

Law 41/2007 reformed an important part of Law 2/1981 of March 25, on mortgage markets as well as specific provisions of Law 2/1994 of March 30, on the subrogation and modification of mortgage loans and the Mortgage Law of February 8, 1946 all with the purpose of providing the Spanish mortgage market with greater flexibility, sophistication and efficiency. A number of reforms have been introduced relating to (i) asset or financing transactions carried out by credit institutions and (ii) liability transactions, i.e., those of moving of mortgage loans and credits that credit institutions carry out as refinancing mechanisms.

Royal Decree 716/2009, implements several aspects of Law 2/1981, of March 25, 1981, on mortgage market regulation and other mortgage and financial system rules, reformed by Law 41/2007. It replaces Royal Decree 685/1982 of March 17, 1982 which also implemented several aspects of Law 2/1981 and which is thus repealed. The most significant developments introduced are (i) the modification on the loan-to-value ratio requirement intending to improve the quality of Spanish mortgage-backed securities; (ii) the elimination of many of the administrative requirements for the issuance of covered bonds and mortgage bonds; and (iii) the implementation of a special accounting record of the loans and credit facilities used to back issuances of covered bonds and mortgage-backed bonds.

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

Reform of the Spanish Companies Act

The consolidated text of the Spanish Capital Companies Act, adopted under Legislative Royal Decree 1/2010, of July 2, has repealed the former Companies Act, adopted under Legislative Royal Decree 1564/1989, of December 22. This royal legislative decree stems from the authorization set out in the Law 3/2009, of April 3, on structural changes in companies, enabling the Government to proceed to consolidate the legislation for joint stock (“sociedades anónimas”) and limited liability (“sociedades de responsabilidad limitada”) in a single text, bringing together the contents of the two aforementioned acts, as well, the part of the Securities Exchange Act that regulates the most purely corporate-related aspects of joint stock companies whose securities are traded on an official secondary market. The consolidated text also includes the articles of the Commercial Code that address limited partnerships, a derivative corporate device that is barely used in practice.

Reform of the Spanish Auditing Law

Law 12/2010, of June 30, amends Law 19/1988, of July 12, on Account Audits, Law 24/1988, of July 28, on Securities Exchanges and the consolidated text of the former Companies Act adopted by Legislative Royal Decree 1564/1989, of December 22 (currently, the Capital Companies Act), for its adaptation to EU regulations. This new law transposes Directive EU/2006/43 which regulates aspects, among others, related to: authorization and registry of auditors and auditing companies, confidentiality and professional secrecy which the auditors may observe, rules on independency and liability as well as certain rules on the composition and functions of the auditing committee.

U.S. Regulation

Banking Regulation

BBVA is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the “BHC Act”). As such it is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Among other things, the Group’s direct and indirect activities and investments in the United States are limited to retail and commercial banking and other activities that are “closely related to banking”, as determined by the Federal Reserve. BBVA is also required to obtain the prior approval of the Federal Reserve before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting stock of any U.S. bank or bank holding company.

Under current Federal Reserve policy, BBVA is required to act as a source of financial strength for its U.S. bank subsidiaries and U.S. branch. Among other things, this source of strength obligation may result in a requirement for BBVA, as sole shareholder, to inject capital into any of its U.S. bank subsidiaries.

The Group’s U.S. bank subsidiaries and BBVA’s U.S. branch are also subject to supervision and regulation by a variety of other U.S. regulatory agencies. BBVA’s New York Branch is licensed by the New York State Banking Department (the “NYSBD”) and is supervised by both the NYSBD and the Federal Reserve. BBVA’s wholly-owned direct U.S. subsidiary, BBVA USA Bancshares, Inc., and its wholly-owned subsidiary, Compass Bancshares, Inc., are both bank holding companies within the meaning of the BHC Act and are subject to supervision and regulation by the Federal Reserve. BBVA Compass, wholly-owned by Compass Bancshares, Inc., is a state-chartered bank that is a member of the Federal Reserve System and therefore is supervised by the Federal Reserve and the State of Alabama Banking Department. BBVA Compass has branches in Alabama, Texas, Arizona, Florida, Colorado, California, and New Mexico. BBVA Compass is a depository institution insured by, and subject to the regulation of, the Federal Deposit Insurance Corporation. BBVAPR Holding Corporation, wholly-owned by BBVA, is a bank holding company within the meaning of the BHC Act and is subject to supervision and regulation by the Federal Reserve. Banco Bilbao Vizcaya Argentaria Puerto Rico, wholly-owned by BBVAPR Holding Corporation, is a state non-member bank chartered and supervised by the Oficina del Comisionado de Instituciones Financieras de Puerto Rico and its primary federal regulator is the Federal Deposit Insurance Corporation

Bancomer Transfer Services is an affiliate of BBVA, which is licensed as a money transmitter by the State of California Department of Financial Institutions and as a money services business by the Texas Department of Banking and certain other state regulators. Bancomer Transfer Services is also registered as a money services business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury.

A major focus of U.S. governmental policy relating to financial institutions in recent years has been aimed at fighting money laundering and terrorist financing. Regulations applicable to BBVA and its affiliates impose obligations to maintain appropriate policies, procedures, and controls to detect, prevent, and report money laundering. In particular, Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), as amended, requires financial institutions operating in the United States to (i) give special attention to correspondent and payable-through bank accounts, (ii) implement enhanced reporting due diligence, and “know your customer” standards for private banking and correspondent banking relationships, (iii) scrutinize the beneficial ownership and activity of certain non-U.S. and private banking customers (especially for so-called politically exposed persons), and (iv) develop new anti-money laundering programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement any existing compliance programs for purposes of requirements under the Bank Secrecy Act and the Office of Foreign Assets Control regulations. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious legal and reputational consequences for the institution.

Regulation of Other U.S. Entities

The Group’s U.S. broker-dealers are subject to the regulation and supervision of the SEC and the Financial Industry Regulatory Authority (FINRA) with respect to their securities activities.

Dodd-Frank Act

On July 21, 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act, which we refer to as the Dodd-Frank Act, which provides a broad framework for significant regulatory changes that will extend to almost every area of U.S. financial regulation. The Dodd-Frank Act addresses, among other issues, systemic risk oversight, bank capital standards, the liquidation of failing systemically significant U.S. financial institutions, over-the-counter derivatives, the ability of banking entities to engage in proprietary trading activities and invest in hedge funds and private equity funds (known as the “Volcker Rule”), consumer and investor protection, hedge fund registration, securitization, investment advisors and the role of credit-rating agencies.

Implementation of the Dodd-Frank Act will require detailed rulemaking over multiple years by various regulators and could result in additional costs or limit or restrict the way we conduct our business, although uncertainty remains about the final details, impact and timing of the rules.

Among other changes, beginning five years after enactment of the Dodd-Frank Act, the Federal Reserve Board will apply minimum capital requirements to U.S. intermediate bank holding company subsidiaries of non-U.S. bank holding companies (such as BBVA USA Bancshares, Inc., Compass Bancshares, Inc. and BBVAPR Holding Corporation). The exact requirements that will apply to such U.S. intermediate bank holding companies are currently unknown; however, the Federal Reserve Board is expected to require a minimum tier 1 risk-based capital ratio of at least 4% and a total risk-based capital ratio of at least 8%. The Dodd-Frank Act also provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with greater than $50 billion in assets. In imposing such heightened prudential standards on non-U.S. bank holding companies such as BBVA, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank holding company is subject to comparable home country standards.

The Dodd-Frank Act also limits the ability of banking entities, except solely outside the United States in the case of non-U.S. banking entities, to sponsor or invest in private equity or hedge funds (including an aggregate investment limit of 3% of tier 1 capital in funds that are sponsored by the bank holding company) and to engage in certain types of proprietary trading unrelated to serving clients. The Dodd-Frank Act also changes the Federal Deposit Insurance Corporation (FDIC) deposit insurance assessment framework (the amounts paid by FDIC-insured institutions into the deposit insurance fund of the FDIC), primarily by basing assessments on an FDIC-insured institution’s total assets less tangible equity rather than U.S. domestic deposits, which is expected to shift a greater portion of the aggregate assessments to large banks (such as BBVA Compass).

Under the so-called swap “push-out” provisions of the Dodd-Frank Act, the derivatives activities of U.S. banks (such as BBVA Compass) and U.S. branch offices of foreign banks (such as BBVA’s New York branch) will be restricted, which may necessitate changes to how we conduct our derivatives activities. Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants will be required to register with the SEC or the U.S. Commodity Futures Trading Commission, or both, and will become subject to the requirements as to capital, margin, business conduct, recordkeeping and other requirements applicable to such entities.

There are various qualitative and quantitative restrictions on the extent to which we and our nonbank subsidiaries can borrow or otherwise obtain credit from our U.S. banking subsidiaries or engage in certain other transactions involving those subsidiaries. When permissible, these transactions must be on terms that would ordinarily be offered to unaffiliated entities, must be secured by designated amounts of specified collateral in most cases and are subject to volume limitations. These restrictions also apply to certain transactions of our New York Branch with our New York broker-dealer and certain of our other affiliates. Effective in July 2012, Dodd-Frank subjects credit exposure arising from derivative transactions, securities borrowing and lending transactions, and repurchase/reverse repurchase agreements to these collateral and volume transactionslimitations.

Regulations which the Financial Stability Oversight Council or the Consumer Financial Protection Bureau established under the Dodd-Frank Act may adopt could affect the nature of the activities that a bank (including BBVA Compass ) may conduct, and may impose restrictions and limitations on the conduct of such activities.

Furthermore, the Dodd-Frank Act requires issuers with listed securities, which may include foreign private issuers such as BBVA, to establish a “clawback” policy to recoup previously awarded compensation in the event of an accounting restatement. The Dodd-Frank Act also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers, and expands the extraterritorial jurisdiction of U.S. courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions in the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940.

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

C.	Organizational Structure

As of December 31, 2010, the Group was made up of 302 companies accounted for under the full consolidation method and 7 under the proportionate consolidation method. A further 68 companies are accounted for by the equity method.

The companies are principally domiciled in the following countries: Argentina, Belgium, Bolivia, Brazil, Cayman Islands, Chile, Colombia, Ecuador, France, Germany, Ireland, Italy, Luxembourg, Mexico, Netherlands, Netherlands Antilles, Panama, Peru, Portugal, Puerto Rico, Spain, Switzerland, United Kingdom, United States of America, Uruguay and Venezuela. The Group has an active presence in Asia.

Below is a simplified organizational chart of BBVA’s most significant subsidiaries as of December 31, 2010.

			BBVA
	Country of		Voting	BBVA	Total
Subsidiary	Incorporation	Activity	Power	Ownership	Assets
	(In millions of euros, except percentages)

BBVA BANCOMER, S.A. DE C.V.	MEXICO	BANK	100.0	100.0	69,667
COMPASS BANK	THE UNITED STATES	BANK	100.0	100.0	51,111
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANK	68.2	68.2	11,638
BANCO CONTINENTAL, S.A.	PERU	BANK	92.2	46.1	10,078
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCE	100.0	100.0	10,913
BBVA COLOMBIA, S.A.	COLOMBIA	BANK	95.4	95.4	8,634
BANCO PROVINCIAL S.A. — BANCO UNIVERSAL	VENEZUELA	BANK	55.6	55.6	8,493
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANK	100.0	100.0	8,094
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANK	76.0	76.0	5,250
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO, S.A.	PUERTO RICO	BANK	100.0	100.0	3,615
FINANZIA, BANCO DE CREDITO, S.A.	SPAIN	BANK	100.0	100.0	7,779
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCE	100.0	100.0	2,529
COMPASS SOUTHWEST, LP	THE UNITED STATES	BANK	100.0	100.0	4,008
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCE	100.0	100.0	2,432
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANK	98.9	98.9	1,586
UNO-E BANK, S.A.	SPAIN	BANK	100.0	100.0	1,361
BBVA PARAGUAY, S.A.	PARAGUAY	BANK	100.0	100.0	1,121
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANK	100.0	100.0	1,407

D.	Property, Plants and Equipment

We own and rent a substantial network of properties in Spain and abroad, including 3,024 branch offices in Spain and, principally through our various affiliates, 4,337 branch offices abroad as of December 31, 2010. As of December 31, 2010, approximately 83% of our branches in Spain and 57% of our branches abroad were rented from third parties pursuant to short-term leases that may be renewed by mutual agreement. The number of branches leased in Spain has increased in 2009 and 2010 as a result of the sale and leaseback operation described in Note 16 to the Consolidated Financial Statements.

We purchased through a real estate company of the Group the Parque Empresarial Foresta located in a development area in the north of Madrid from Group Gmp pursuant to an agreement executed on June 19, 2007. The BBVA Group will construct its new corporate headquarters at this location. As of December 31, 2010, the accumulated investment for this project amounted to €484 million.

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

	Average Balance Sheet — Assets and Interest from Earning Assets
	Year Ended			Year Ended			Year Ended
	December 31, 2010			December 31, 2009			December 31, 2008
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Yield(1)	Balance	Interest	Yield(1)	Balance	Interest	Yield(1)
	(In millions of euro, except percentages)

Assets
Cash and balances with central banks	21,342	239	1.12%	18,638	253	1.36%	14,396	479	3.33%
Debt securities, equity instruments and derivatives	145,990	3,939	2.70%	138,030	4,207	3.05%	118,356	4,659	3.94%
Loans and receivables	358,587	16,797	4.68%	355,121	19,194	5.40%	352,727	25,087	7.11%
Loans and advances to credit institutions	25,561	501	1.96%	26,152	697	2.66%	31,229	1,367	4.38%
In euro(2)	15,888	210	1.32%	16,190	353	2.18%	21,724	933	4.29%
In other currencies(3)	9,673	291	3.01%	9,962	344	3.45%	9,505	434	4.57%
Loans and advances to customers	333,026	16,296	4.89%	328,969	18,498	5.62%	321,498	23,720	7.38%
In euro(2)	219,862	7,023	3.19%	222,254	9,262	4.17%	218,634	13,072	5.98%
In other currencies(3)	113,164	9,273	8.19%	106,715	9,236	8.65%	102,864	10,648	10.35%
Other financial income	—	159	—	—	120	—	—	179	—
Non-earning assets	32,889	—	—	31,180	—	—	32,377	—	—

Total average assets	558,808	21,134	3.78%	542,969	23,775	4.38%	517,856	30,404	5.87%

(1)	Rates have been presented on a non-taxable equivalent basis.

(2)	Amounts reflected in euro correspond to predominantly domestic activities.

(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

	Average Balance Sheet — Liabilities and Interest Paid on Interest Bearing Liabilities
	Year Ended			Year Ended			Year Ended
	December 31, 2010			December 31, 2009			December 31, 2008
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Yield(1)	Balance	Interest	Yield(1)	Balance	Interest	Yield(1)
			(In millions of euro, except percentages)

Liabilities
Deposits from central banks and credit institutions	80,177	1,515	1.89%	74,017	2,143	2.89%	77,159	3,809	4.94%
In euro	45,217	863	1.91%	35,093	967	2.75%	32,790	1,604	4.89%
In other currencies	34,960	652	1.87%	38,924	1,176	3.02%	44,369	2,205	4.97%
Customer deposits	259,330	3,550	1.37%	249,106	4,056	1.63%	237,387	8,390	3.53%
In euro(2)	121,956	1,246	1.02%	116,422	1,326	1.14%	115,166	3,765	3.27%
In other currencies(3)	137,374	2,304	1.68%	132,684	2,730	2.06%	122,221	4,625	3.78%
Debt securities and subordinated liabilities	119,684	2,334	1.95%	120,228	3,098	2.58%	119,249	6,100	5.12%
In euro(2)	89,020	1,569	1.76%	91,730	2,305	2.51%	96,764	5,055	5.22%
In other currencies(3)	30,664	765	2.49%	28,498	793	2.78%	22,485	1,045	4.65%
Other financial costs	—	415	—	—	596	—	—	418	—
Non-interest-bearing liabilities	66,541	—	—	70,020	—	—	56,867		—
Equity	33,076	—	—	29,598	—	—	27,194		—

Total average liabilities	558,808	7,814	1.40%	542,969	9,893	1.82%	517,856	18,717	3.61%

(1)	Rates have been presented on a non-taxable equivalent basis.

(2)	Amounts reflected in euro correspond to predominantly domestic activities.

(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates changes in our net interest income between changes in volume and changes in rate for 2010 compared to 2009, and 2009 compared to 2008. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period during which they are due. Loan fees were included in the computation of interest income.

	2010/2009
	Increase (Decrease) Due to Changes in
	Volume(1)	Rate(1)(2)	Net Change
	(In millions of euros)

Interest income
Cash and balances with central bank	37	(51)	(14)
Debt securities, equity instruments and derivatives	243	(511)	(268)
Loans and advances to credit institutions	(16)	(179)	(195)
In euros	(7)	(136)	(142)
In other currencies	(10)	(43)	(53)
Loans and advances to customers	228	(2,429)	(2,201)
In euros	(100)	(2,139)	(2,239)
In other currencies	558	(521)	37
Other financial income	—	39	39

Total income	693	(3,333)	(2,641)
Interest expense
Deposits from central banks and credit institutions	178	(806)	(628)
In euros	279	(382)	(104)
In other currencies	(120)	(404)	(524)
Customer deposits	166	(672)	(505)
In euros	63	(143)	(80)
In other currencies	96	(522)	(425)
Debt certificates and subordinated liabilities	(14)	(750)	(764)
In euros	(68)	(668)	(736)
In other currencies	60	(88)	(27)
Other financial costs	—	(181)	(181)

Total expense	288	(2,367)	(2,078)

Net interest income	405	(966)	(562)

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.

(2)	Rates have been presented on a non-taxable equivalent basis.

	2009/2008
	Increase (Decrease) Due to Changes in
	Volume(1)	Rate(1)(2)	Net Change
	(In millions of euros)

Interest income
Cash and balances with central bank	141	(366)	(225)
Debt securities, equity instruments and derivatives	774	(1,226)	(452)
Loans and advances to credit institutions	(222)	(449)	(670)
In euros	(238)	(342)	(580)
In other currencies	21	(112)	(91)
Loans and advances to customers	551	(5,774)	(5,222)
In euros	216	(4,027)	(3,810)
In other currencies	396	(1,725)	(1,412)
Other financial income	—	(59)	(59)

Total income	1,474	(8,104)	(6,629)
Interest expense
Deposits from central banks and credit institutions	(155)	(1,512)	(1,667)
In euros	113	(750)	(637)
In other currencies	(271)	(759)	(1,029)
Customer deposits	414	(4,348)	(4,334)
In euros	41	(2,094)	(2,439)
In other currencies	396	(2,291)	(1,895)
Debt certificates and subordinated liabilities	50	(3,052)	(3,002)
In euros	(263)	(2,481)	(2,744)
In other currencies	280	(537)	(258)
Other financial costs	—	178	178

Total expense	908	(9,733)	(8,825)

Net interest income	567	1,629	2,197

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.

(2)	Rates have been presented on a non-taxable equivalent basis.

Interest Earning Assets — Margin and Spread

The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the years indicated.

	December 31,
	2010	2009	2008
	(In millions of euro, except percentages)

Average interest earning assets	525,914	511,789	485,479
Gross yield(1)	4.02%	4.65%	6.17%
Net yield(2)	3.78%	4.38%	5.78%
Net interest margin(3)	2.53%	2.71%	2.41%
Average effective rate paid on all interest-bearing liabilities	1.70%	2.23%	4.31%
Spread(4)	2.32%	2.41%	1.86%

(1)	Gross yield represents total interest income divided by average interest earning assets.

(2)	Net yield represents total interest income divided by total average assets.

(3)	Net interest margin represents net interest income as percentage of average interest earning assets.

(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS

Interest-Bearing Deposits in Other Banks

As of December 31, 2010, interbank deposits represented 3.88% of our assets. Of such interbank deposits, 35.04% were held outside of Spain and 64.96% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. Such deposits, however, are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of December 31, 2010, our securities were carried on our consolidated balance sheet at a carrying amount of €96,020 million, representing 17.37% of our assets. €29,902 million, or 31.14%, of our securities consisted of Spanish Treasury bonds and Treasury bills. The average yield during 2010 on investment securities that BBVA held was 4.11%, compared to an average yield of approximately 4.68% earned on loans and receivables during 2010. The market or appraised value of our total securities portfolio as of December 31, 2010, was €95,263 million. See Notes 10, 12 and 14 to the Consolidated Financial Statements. For a discussion of our investments in affiliates, see Note 17 to the Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1.a and 8 to the Consolidated Financial Statements.

The following table analyzes the carrying amount and market value of debt securities as of December 31, 2010, December 31, 2009 and December 31, 2008. Trading portfolio is not included in the tables below because the amortized costs and fair values of these items are the same. See Note 10 to the Consolidated Financial Statements

	December 31, 2010		December 31, 2009		December 31, 2008
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value(1)	Cost	Value(1)	Cost	Value(1)
			(Millions of euros)

DEBT SECURITIES —
AVAILABLE FOR SALE PORTFOLIO
Domestic —	21,929	20,566	24,577	24,869	11,743	11,910
Spanish Government	16,543	15,337	18,312	18,551	6,233	6,371
Other debt securities	5,386	5,229	6,265	6,318	5,510	5,539
Issued by Central Banks	—	—	—	—	9	9
Issued by credit institutions	4,221	4,090	5,097	5,202	4,330	4,338
Issued by other institutions	1,165	1,139	1,168	1,116	1,171	1,192
International —	30,108	30,309	31,868	32,202	28,108	27,920
The United States —	6,850	6,832	6,804	6,805	10,573	10,442
U.S. Treasury and other U.S. Government agencies	579	578	414	416	444	444
States and political subdivisions	187	193	214	221	382	396
Other debt securities	6,084	6,061	6,176	6,168	9,747	9,602
Issued by Central Banks	—	—	—	—	240	242
Issued by credit institutions	2,982	2,873	2,597	2,610	4,341	4,327
Issued by other institutions	3,102	3,188	3,579	3,558	5,166	5,033
Other countries (*) —	23,258	23,477	25,064	25,397	17,535	17,478
Securities of other foreign Governments (**)	15,733	15,958	17,058	17,363	9,624	9,653
Other debt securities	7,525	7,519	8,006	8,034	7,911	7,825
Issued by Central Banks	945	945	1,296	1,297	1,045	1,045
Issued by credit institutions	4,983	4,999	4,795	4,893	5,924	5,958
Issued by other institutions	1,597	1,575	1,915	1,844	942	823
TOTAL AVAILABLE FOR SALE PORTFOLIO	52,037	50,875	56,445	57,071	39,851	39,830

HELD TO MATURITY PORTFOLIO
Domestic —	7,503	6,771	2,626	2,624	2,392	2,339
Spanish Government	6,611	5,942	1,674	1,682	1,412	1,412
Other debt securities	892	829	952	942	980	927
Issued by Central Banks	—	—	—	—	—	—
Issued by credit institutions	290	277	342	344	342	344
Issued by other institutions	602	552	610	598	638	583
International —	2,443	2,418	2,811	2,869	2,890	2,882
Securities of other foreign Governments	2,181	2,171	2,399	2,456	2,432	2,437

Other debt securities	262	247	412	413	458	445

TOTAL HELD TO MATURITY PORTFOLIO	9,946	9,189	5,437	5,493	5,282	5,221

TOTAL DEBT SECURITIES	61,983	60,064	61,882	62,564	45,133	45,051

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimate and valuation techniques see Note 8 to the Consolidated Financial Statements.

(*)	Includes Mexico. As of December 31, 2010 the total fair value of Mexican debt securities amounted to €10,547 million of which Mexican Government and other government agency debt securities amounted to € 9,858 million and credit institutions amounted to €579 million.

(**)	Consists mainly of securities held by our subsidiaries issued by the Governments of the countries where they operate. As of December 31, 2010 the fair value of Securities of other foreign Governments included €9,858 million of Mexican Government and other government agency debt securities.

As of December 31, 2010 the carrying amount of the debt securities classified within the available for sale portfolio and the held to maturity portfolio by rating categories, were as follows:

	As of Diciembre 31, 2010
	Debt Securities Available for Sale		Debt Securities Held to Maturity
	Carrying Amount	%	Carrying Amount	%
	(Millions of euros)		(Millions of euros)

AAA	11,638	22.9%	1,908	19.2%
AA+	12,210	24.0%	6,703	67.4%
AA	5,022	9.9%	—	—
AA−	2,523	5.0%	1,222	12.3%
A+	1,651	3.2%	76	0.8%
A	8,661	17.0%	—	—
A−	574	1.1%	—	—
With rating BBB+ or below	3,761	7.4%	37	0.3%
Non-rated	4,835	9.5%	—	—

TOTAL	50,875	100.0%	9,946	100.0%

The following table analyzes the carrying amount and market value of our ownership of equity securities as of December 31, 2010, 2009 and 2008, respectively. Trading portfolio and investments in affiliated companies consolidated under the equity method are not included in the tables below because the amortized costs and fair values of these items are the same. See Note 10 to the Consolidated Financial Statements.

	December 31, 2010		December 31, 2009		December 31, 2008
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value(1)	Cost	Value(1)	Cost	Value(1)
		(In millions of euros)

EQUITY SECURITIES —
AVAILABLE FOR SALE PORTFOLIO
Domestic	3,403	4,608	3,683	5,409	3,582	4,675
Equity listed	3,378	4,583	3,657	5,383	3,545	4,639
Equity unlisted	25	25	26	26	37	36
International	927	973	948	1,041	3,408	3,275
United States	605	662	641	737	665	654
Equity listed	11	13	16	8	39	28
Equity unlisted	594	649	625	729	626	626
Other countries	322	311	307	304	2,743	2,621
Equity listed	258	240	250	242	2,545	2,416
Equity unlisted	64	71	57	62	198	205

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,330	5,581	4,631	6,450	6,990	7,950

TOTAL EQUITY SECURITIES	4,330	5,581	4,631	6,450	6,990	7,950

TOTAL INVESTMENT SECURITIES	66,313	65,645	66,513	69,014	52,123	53,001

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the year. Appraised values are used for unlisted securities based on our estimate or on unaudited financial statements, when available.

The following table analyzes the maturities of our debt investment and fixed income securities, excluding trading portfolio, by type and geographical area as of December 31, 2010.

	Maturity at One		Maturity After One		Maturity After Five		Maturity After Ten
	Year or Less		Year to Five Years		Years to 10 Years		Years		Total
	Amount	Yield %	Amount	Yield %	Amount	Yield %	Amount	Yield %	Amount
			(Millions of euros, except percentages)

DEBT SECURITIES
AVAILABLE-FOR-SALE PORTFOLIO
Domestic
Spanish government and other spanish government securities	982	4.32	8,651	3.32	3,197	4.05	2,507	5.88	15,337
Other debt securities	1,303	3.92	2,612	3.47	438	2.51	876	3.09	5,229

Total Domestic	2,285	4.09	11,263	3.36	3,635	3.84	3,383	4.96	20,566

International
United States	526	4.44	2,971	3.92	2,340	3.39	995	4.39	6,832
U.S. Treasury and other U.S. government agencies	108	1.92	195	3.55	65	4.73	210	4.20	578
States and political subdivisions	29	6.28	93	6.38	59	6.54	12	6.57	193
Other U.S. securities	389	5.03	2,683	3.86	2,216	3.25	773	4.41	6,061
Other countries	3,075	3.82	11,436	5.84	3,571	5.42	5,395	5.09	23,477
Securities of other foreign governments	690	5.62	9,156	6.58	2,547	6.58	3,565	5.92	15,958
Other debt securities of other countries	2,385	3.24	2,280	3.00	1,024	2.76	1,830	4.45	7,519
Total International	3,601	3.93	14,407	5.44	5,911	4.57	6,390	4.92	30,309

TOTAL AVAILABLE-FOR-SALE	5,886	4.00	25,670	4.48	9,546	4.26	9,773	4.94	50,875

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	76	5.35	98	4.70	3,107	3.90	3,330	4.95	6,611
Other debt securities	37	3.66	645	4.05	210	4.02	—	—	892

Total Domestic	113	4.79	743	4.14	3,317	3.91	3,330	4.95	7,503

Total International	616	3.37	1,392	4.23	209	4.50	226	3.75	2,443

TOTAL held-to-maturity	729	3.59	2,135	4.20	3,526	3.94	3,556	4.86	9,946

TOTAL DEBT SECURITIES	6,615	3.95	27,805	4.46	13,072	4.18	13,329	4.92	60,821

(1)	Rates have been presented on a non-taxable equivalent basis.

(*)	Securities of other foreign Governments mainly include investments made by our subsidiaries in securities issued by the Governments of the countries where they operate.

Loans and Advances to Credit Institutions

As of December 31, 2010, our total loans and advances to credit institutions amounted to €23,604 million, or 4.27% of total assets. Net of our valuation adjustments, loans and advances to credit institutions amounted to €23,637 million as of December 31, 2010, or 4.28% of our total assets.

Loans and Advances to Customers

As of December 31, 2010, our total loans and leases amounted to €347,210 million, or 62.82% of total assets. Net of our valuation adjustments, loans and leases amounted to €338,857 million as of December 31, 2010, or

61.31% of our total assets. As of December 31, 2010 our loans in Spain amounted to €210,102 million. Our foreign loans amounted to €137,108 million as of December 31, 2010. For a discussion of certain mandatory ratios relating to our loan portfolio, see “— Supervision and Regulation — Liquidity Ratio” and “— Investment Ratio”.

Loans by Geographic Area

The following table analyzes, by domicile of the customer, our net loans and leases as of December 31, 2010, 2009 and 2008:

	As of December 31,
	2010	2009	2008
	(In millions of euros)

Domestic	210,102	203,529	208,474
Foreign
Western Europe	23,139	23,333	28,546
Latin America	70,497	61,298	61,978
United States	38,649	37,688	35,498
Other	4,823	5,239	6,826
Total foreign	137,108	127,558	132,848

Total loans and leases	347,210	331,087	341,322

Valuation adjustments	(8,353)	(7,645)	(6,062)

Total net lending	338,857	323,442	335,260

Loans by Type of Customer

The following table analyzes by domicile and type of customer our net loans and leases for each of the years indicated. The analyses by type of customer are based principally on the requirements of the regulatory authorities in each country.

	As of December 31,
	2010	2009	2008
	(In millions of euros)

Domestic
Government	23,542	20,559	17,436
Agriculture	1,619	1,722	1,898
Industrial	17,452	16,805	17,976
Real estate and construction	29,944	36,584	38,632
Commercial and financial	23,409	17,404	17,165
Loans to individuals	91,730	87,948	88,712
Lease financing	5,893	6,547	7,702
Other	16,513	15,960	18,954

Total domestic	210,102	203,529	208,475
Foreign
Government	7,682	5,660	5,066
Agriculture	2,358	2,202	2,211
Industrial	19,126	25,993	28,600
Real estate and construction	25,910	19,183	15,890
Commercial and financial	22,280	23,310	27,720
Loans to individuals	44,138	38,540	39,178
Lease financing	2,248	1,675	1,683
Other	13,366	10,995	12,499

Total foreign	137,108	127,558	132,847

Total loans and leases	347,210	331,087	341,322
Valuation adjustments	(8,353)	(7,645)	(6,062)

Total net lending	338,857	323,442	335,260

The following table sets forth a breakdown, by currency, of our net loan portfolio for 2010, 2009 and 2008.

	As of December 31,
	2010	2009	2008
	(In millions of euros)

In euros	221,269	217,537	226,855
In other currencies	117,588	105,905	108,405

Total net lending	338,857	323,442	335,260

As of December 31, 2010, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €457 million, compared to €613 million as of December 31, 2009. Loans outstanding to the Spanish government and its agencies amounted to €23,542 million, or 6.78% of our total loans and leases as of December 31, 2010, compared to €20,559 million, or 6.21% of our total loans and leases as of December 31, 2009. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our two largest borrowers as of December 31, 2010, excluding government-related loans, amounted to €13,515 million or approximately 3.89% of our total outstanding loans and leases. As of December 31, 2010 there did not exist any concentration of loans exceeding 10% of our total outstanding loans and leases, other than by category as disclosed in the chart above.

Maturity and Interest Sensitivity

The following table sets forth an analysis by maturity of our total loans and leases by domicile of the office that issued the loan and type of customer as of December 31, 2010. The determination of maturities is based on contract terms.

	Maturity
		Due After
	Due in	One Year
	One Year	through	Due After
	or Less	Five Years	Five Years	Total
	(In millions of euros)

Domestic:
Government	9,706	6,651	7,185	23,542
Agriculture	631	594	394	1,619
Industrial	13,454	2,776	1,222	17,452
Real estate and construction	13,184	7,323	9,437	29,944
Commercial and financial	13,375	4,839	5,195	23,409
Loans to individuals	10,402	17,329	63,999	91,730
Lease financing	701	2,278	2,914	5,893
Other	11,009	2,641	2,863	16,513

Total Domestic	72,462	44,431	93,209	210,102

Foreign:
Government	1,736	1,696	4,250	7,682
Agriculture	997	1,130	231	2,358
Industrial	7,431	6,303	5,393	19,126
Real estate and construction	9,112	8,019	8,779	25,910
Commercial and financial	13,393	6,267	2,620	22,280
Loans to individuals	7,735	12,032	24,371	44,138
Lease financing	808	1,147	293	2,248
Other	7,018	3,812	2,535	13,366

Total Foreign	48,230	40,406	48,472	137,108

Total Loans and Leases	120,692	84,837	141,681	347,210

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of December 31, 2010.

	Interest Sensitivity of
	Outstanding Loans and Leases
	Maturing in More Than One Year
	Domestic	Foreign	Total
	(In millions of euros)

Fixed rate	17,022	40,992	58,013
Variable rate	120,618	47,886	168,504

Total loans and leases	137,640	88,878	226,518

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

	As of December 31,
	2010	2009	2008	2007	2006
	(In millions of euros, except percentages)

Loan loss reserve at beginning of period:
Domestic	4,853	3,766	3,459	3,734	3,079
Foreign	3,952	3,740	3,685	2,690	2,511

Total loan loss reserve at beginning of period	8,805	7,505	7,144	6,424	5,590

Loans charged off:
Government and other Agencies	—	—	—	—	—
Real estate and loans to individuals and other	(1,719)	(936)	(639)	(361)	(255)
Commercial and financial	(56)	(30)	(16)	(7)	(2)

Total domestic	(1,774)	(966)	(655)	(368)	(257)

Total foreign(*)	(2,628)	(2,876)	(1,296)	(928)	(289)

Total Loans charged off:	(4,402)	(3,842)	(1,951)	(1,296)	(546)

Provision for possible loan losses:
Domestic	2,038	3,079	953	807	883
Foreign	2,778	2,307	2,035	1,321	778

Total Provision for possible loan losses	4,816	5,386	2,988	2,128	1,661
Acquisition and disposition of subsidiaries	—	—	—	250	69
Effect of foreign currency translation	344	(29)	(487)	(420)	(333)
Other	(90)	(216)	(189)	58	(17)

Loan loss reserve at end of period:
Domestic	4,935	4,853	3,766	3,459	3,734
Foreign	4,539	3,952	3,740	3,685	2,690

Total Loan loss reserve at end of period	9,473	8,805	7,505	7,144	6,424

Loan loss reserve as a percentage of total loans and receivables at end of period	2.60%	2.54%	2.03%	2.12%	2.30%
Net loan charge-offs a a percentage of total loans and receivables at end of period	1.21%	1.11%	0.53%	0.38%	0.20%

(*)	Includes €5 million related to loans to Government and other Agencies, €1,847 million related to real estate and loans to individuals and other, and €776 million related to commercial and financial.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

The loans charged off amounted to €4,402 million as of December 31, 2010 compared to €3,842 million as of December 31, 2009. The increase was primarily due to an increase in loans charged off in Spain, which was primarily related to the financial condition of certain groups of customers within a less favorable macroeconomic environment.

Our loan loss reserves as a percentage of total loans and leases increased to 2.60% as of December 31, 2010 from 2.54% as of December 31, 2009, principally due to a higher increase in provisions than in loans and leases.

Substandard Loans

We classify loans as substandard loans in accordance with the requirements of EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 in respect of “impaired loans”. As we described in Note 2.2.1.b) to the Consolidated Financial Statements, loans are considered to be impaired loans when there are reasonable doubts that the loans will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions.

Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet repaid. The approximate amount of interest income on our substandard loans which was included in net income attributed to parent company in 2010, 2009, 2008, 2007 and 2006 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €203.5 million, €192.3 million, €149.7 million, €158.3 million and €130.7 million, respectively.

The following table provides information regarding our substandard loans, by domicile and type of customer, for periods indicated:

	As of December 31,
	2010	2009	2008	2007	2006
	(In millions of euros, except %)

Substandard loans
Domestic	10,954	10,973	5,562	1,551	1,081
Public sector	111	61	79	116	127
Other resident sector	10,843	10,912	5,483	1,435	954
Foreign	4,518	4,338	2,979	1,814	1,418
Public sector	12	25	20	57	86
Non-resident sector	4,506	4,313	2,959	1,757	1,332

Total Substandard loans	15,472	15,311	8,541	3,366	2,499

Total loan loss reserve	(9,473)	(8,805)	(7,505)	(7,144)	(6,424)

Substandard loans net of reserves	5,999	6,506	1,036	(3,778)	(3,925)
Substandard loans as a percentage of total loans and receivables (net)	4.24%	4.42%	2.31%	1.00%	0.89%
Substandard loans (net of reserve) as a percentage of total loans and receivables (net)	1.64%	1.88%	0.28%	(1.12%)	(1.40%)

Our total substandard loans amounted to €15,472 million as of December 31, 2010, a 1.05% increase compared to €15,311 million as of December 31, 2009.

As mentioned in Note 2.2.1.b) to the Consolidated Financial Statements, our loan loss reserve include loss reserve for impaired assets and loss reserve for not impaired assets but which presents an inherent loss. As of December 31, 2010, the loss reserve for impaired assets amounted to €6,753 million, a 14% increase compared to

€5,930 million as of December 31, 2009. As of December 31, 2010, the loss reserve for not impaired assets amounted to €2,720 million, a 5% decrease compared to €2,875 million as of December 31, 2009 due to the fact that during 2010 the new originated loans had a lower incurred loss due to better credit quality (lower risk) compared to the loan portfolio in 2009 and 2008.

The following table provides information, by domicile and type of customer, regarding our substandard loans and the loan loss reserves to customers taken for each substandard loan category, as of December 31, 2010.

			Substandard
			Loans as a
		Loan	Percentage
	Substandard	Loss	of Loans in
	Loans	Reserve	Category
	(In millions of euros)

Domestic:
Government	111	25	0.47%
Credit Intitutions	—	—	—
Other sectors	10,841	4,529	5.81%
Agriculture	96	45	5.93%
Industrial	700	428	4.01%
Real estate and constrution	5,038	2,053	16.82%
Commercial and other financial	1,218	696	4.16%
Loans to individuals	2,940	907	3.20%
Other	851	399	5.15%

Total Domestic	10,954	4,554	5.05%
Foreign
Government	12	11	0.15%
Credit Intitutions	104	64	0.62%
Other sectors	4,402	2,124	3.40%
Agriculture	51	69	2.18%
Industrial	126	70	0.66%
Real estate and constrution	1,112	487	4.29%
Commercial and other financial	1,409	592	5.75%
Loans to individuals	1,596	835	3.62%
Other	108	71	0.81%

Total Foreign	4,518	2,199	2.94%
General reserve	—	2,720

Total substandard loans	15,472	9,473	4.17%

Potential Problem Loans

For a discussion of potential problem loans, as required by the Bank of Spain to be disclosed, see Note 7.6 to the Consolidated Financial Statements.

Foreign Country Outstandings

The following table sets forth, as of the end of the years indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of December 31, 2010, December 31, 2009 and December 31, 2008. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico and United States.

	2010		2009		2008
		% of		% of		% of
		Total		Total		Total
	Amount	Assets	Amount	Assets	Amount	Assets
	(In millions of euros, except percentages)

OECD
United Kingdom	5,457	0.99%	6,619	1.24%	7,542	1.39%
Mexico	2,175	0.39%	3,218	0.60%	4,644	0.86%
Other OECD	5,674	1.03%	5,761	1.08%	6,514	1.20%

Total OECD	13,306	2.41%	15,598	2.92%	18,700	3.45%

Central and South America	3,074	0.56%	3,296	0.62%	4,092	0.75%
Other	5,411	0.98%	4,657	0.87%	5,676	1.05%

Total	21,791	3.94%	23,551	4.40%	28,468	5.25%

The following table sets forth the amounts of our cross-border outstandings as of December 31 of each year indicated by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets.

		Banks and
		Other	Commercial,
		Financial	Industrial and
	Governments	Institutions	Other	Total
	(In millions of euros)

As of December 31, 2010
Mexico	51	1	2,123	2,175
United Kingdom	—	4,078	1,379	5,457

Total	51	4,079	3,502	7,632

As of December 31, 2009
Mexico	3	3	3,212	3,218
United Kingdom	—	4,933	1,686	6,619

Total	3	4,936	4,898	9,837

As of December 31, 2008
Mexico	4	228	4,412	4,644
United Kingdom	—	5,113	2,429	7,542

Total	4	5,341	6,841	12,186

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

The following table shows the minimum required reserves with respect to each category of country for BBVA’s level of coverage as of December 31, 2010.

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

Our exposure to borrowers in countries with difficulties (the last four categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €311 million, €321 million and €334 million as of December 31, 2010, 2009 and 2008, respectively. These figures do not reflect loan loss reserves of 11.58%, 30.53%, and 14.07% respectively, against the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of December 31, 2010 did not in the aggregate exceed 0.06% of our total assets.

The country-risk exposures described in the preceding paragraph as of December 31, 2010, 2009 and 2008 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of December 31, 2010, 2009 and 2008 amounted to $44 million, $14 million and $32 million, respectively (approximately €33 million, €10 million and €23 million, respectively, based on a euro/dollar exchange rate on December 31, 2010 of $1.00 = €0.75, on December 31, 2009 of $1.00 = €0.69, and on December 31, 2008 of $1.00 = €0.72).

LIABILITIES

Deposits

The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated, disregarding any valuation adjustments.

	As of December 31, 2010
		Bank of Spain and	Other
	Customer	Other Central	Credit
	Deposits	Banks	Institutions	Total
	(In millions of euros)

Total domestic	133,033	2,779	8,867	144,679
Foreign:
Western Europe	24,120	7,205	22,626	53,951
Latin America	72,015	96	14,758	86,869
United States	42,495	364	6,839	49,698
Other	3,178	543	3,855	7,576

Total foreign	141,808	8,208	48,078	198,094

Total	274,841	10,987	56,945	342,773

	As of December 31, 2009
		Bank of Spain and	Other
	Customer	Other Central	Credit
	Deposits	Banks	Institutions	Total
	(In millions of euros)

Total domestic	97,023	15,352	7,692	120,067
Foreign:
Western Europe	22,199	3,945	20,472	46,616
Latin America	63,027	423	11,857	75,307
United States	67,986	948	6,572	75,506
Other	3,148	428	2,352	5,928

Total foreign	156,360	5,744	41,253	203,357

Total	253,383	21,096	48,945	323,424

	As of December 31, 2008
		Bank of Spain and	Other
	Customer	Other Central	Credit
	Deposits	Banks	Institutions	Total
	(In millions of euros)

Total domestic	105,146	6,132	6,220	117,498
Foreign:
Western Europe	26,341	5,524	20,293	52,158
Latin America	57,193	844	10,987	69,024
United States	56,185	4,061	9,297	69,543
Other	8,860	201	2,776	11,837

Total foreign	148,579	10,630	43,353	202,562

Total	253,725	16,762	49,573	320,061

For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 23 to the Consolidated Financial Statements.

As of December 31, 2010, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 (approximately €75,364 considering the noon buying rate as of December 31, 2010) or greater was as follows:

	As of December 31, 2010
	Domestic	Foreign	Total
	(In millions of euros)

3 months or under	6,047	37,303	43,350
Over 3 to 6 months	6,195	4,487	10,682
Over 6 to 12 months	11,137	4,636	15,771
Over 12 months	9,924	3,787	13,711

Total	33,303	50,213	83,516

Time deposits from Spanish and foreign financial institutions amounted to €38,265 million as of December 31, 2010, substantially all of which were in excess of $100,000 (approximately €75,364 considering the noon buying rate as of December 31, 2010).

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of December 31, 2010, 2009 and 2008, see Note 23 to the Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of December 31, 2010, 2009 and 2008.

	2010		2009		2008
		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate
	(In millions of euro, except %)

Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of December 31	39,587	2.03%	26,171	2.43%	28,206	4.66%
Average during year	31,056	2.17%	30,811	2.71%	34,729	5.62%
Maximum quarter-end balance	39,587	—	28,849	—	34,202	—
Bank promissory notes:
As of December 31	13,215	0.91%	29,578	0.50%	20,061	3.70%
Average during year	24,405	0.55%	27,434	1.28%	15,661	4.57%
Maximum quarter-end balance	28,937	—	30,919	—	20,061	—
Bonds and Subordinated debt:
As of December 31	11,041	2.57%	13,236	2.54%	13,565	4.66%
Average during year	10,825	3.20%	14,820	3.20%	12,447	5.18%
Maximum quarter-end balance	13,184	—	15,609	—	15,822	—
Total short-term borrowings as of December 31	63,844	1.89%	68,985	1.62%	61,832	4.35%

Return on Equity

The following table sets out our return on equity ratios:

	As of or for the
	Year Ended
	December 31,
	2010	2009	2008
	(in %)

Return on equity(1)	15.8	16.0	21.5
Return on assets(2)	0.89	0.85	1.04
Dividend pay-out ratio(3)	26.9	37.4	46.0
Equity to assets ratio(4)	6.64	5.49	4.90

(1)	Represents net income attributed to parent company for the year as a percentage of average equity for the year.

(2)	Represents net income attributed to parent company as a percentage of average total assets for the year.

(3)	Represents dividends paid as a percentage of net income attributed to parent company.

(4)	Represents total equity over total assets.

F.	Competition

The commercial banking sector in Spain has undergone significant consolidation. In the majority of the markets where we provide financial services, the Banco Santander Group is our strongest competitor, but the restructuring process that it is taking place is expected to increase the size of savings banks, such as Bankia (an integration of seven regional saving banks, led by Caja Madrid and Bancaja) and La Caixa.

We face strong competition in all of our principal areas of operations. The deregulation of interest rates on deposits in the past decade led to increased competition for large demand deposits in Spain and the widespread promotion of interest-bearing demand deposit accounts and mutual funds.

Spanish savings banks, many of which have received financial or other support from the Spanish government, and money market mutual funds provide strong competition for savings deposits, moreover in the context of increasing interest rates of term deposits, which form an important part of our deposit base, and, in the case of savings banks, for other retail banking services. Credit cooperatives, which are active principally in rural areas, where they provide savings bank and loan services and related services such as the financing of agricultural machinery and supplies, are also a source of competition. In Spain, competition distortions in the term deposits market have intensified, and this situation is expected to continue due to the liquidity needs of some financial institutions, which are offering high interest rates

The market turmoil triggered by defaults on subprime mortgages in the United States significantly disrupted first the liquidity of financial institutions and markets and subsequently, the real economy. Wholesale and interbank markets are only open to a limited number of financial institutions, there is no international demand for securities with public guarantee, and the spread on Spanish Residential Mortgage-Backed Security (RMBSs) and sovereign risk remains well above the pre-crisis levels. In this adverse and uncertain economic environment, the world economy is facing a lengthy adjustment and de-leveraging process that will be costly in terms of activity and employment.

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

Following the recent financial turmoil, a number of banks have disappeared or have been absorbed by other banks. The trend indicates that this will continue in the future, with a number of mergers and acquisitions between financial entities. The U.S. government has already facilitated the purchase of troubled banks by other competitors, and European governments, including the Spanish government, have expressed their willingness to facilitate these types of operations.

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

Framed by this general philosophy, the following measures were passed into law in Spain during 2008, 2009 and 2010:

•	Royal Decree-Law 6/2008, of October 10, creating the Spanish Financial Asset Acquisition Fund (FAAF), and Order EHA/3118/2008, dated October 31, enacting this Royal Decree. The purpose of the fund, which is managed by Spain’s Economy Ministry and has an initial endowment of €30 billion, which can be increased to €50 billion, is to acquire, with public financing and based on market criteria via auctions, financial instruments issued by Spanish banks and savings banks (cajas de ahorro) and securitization funds containing Spanish assets, secured by loans extended to individuals, companies and non-financial corporations.

•	Royal Decree-Law 7/2008, of October 13, on Emergency Economic Measures in connection with the Concerted Euro Area Action Plan, and Order EHA/3364/2008, dated November 21, enacting article 1 of the aforementioned Royal Decree, including the following measures:

•	The extension of state guarantees to secure bills, debentures and bonds issued by credit entities resident in Spain since October 14, 2008. Debt issued which takes advantage of this state guarantee must form part of individual operations or issuance programs; not be subordinated or secured by any other class of guarantee; be traded on official Spanish secondary markets; mature within three months and three years (although this maturity can be extended to five years subject to prior notification to the Bank of Spain); be fixed or floating rate (subject to special conditions for floating-rate debt); be repaid in a single installment at maturity; not have any options or other derivatives attached to them; and have a nominal value of €10 million or more. The deadline for issuing eligible debt for the state guarantee was December 31, 2009 and the total amount of available guarantees was €100 billion. The government extended the time period to use the remaining resources (€64 billion) until June 2010.

•	Authorization until December 31, 2009, for the Spanish Economy Ministry to acquire securities, on an exceptional basis, including preferred shares and other non-voting equity instruments, issued by credit entities resident in Spain which needed to reinforce their capital structured and submitted the relevant request to the relevant authorities.

•	Royal Decree-Law 09/2009, of June 26, creating the Fondo de Reestructuración Ordenada Bancaria (FROB). FROB was created under the management of the Bank of Spain. It has two functions: the management of credit institutions’ restructuring processes and the strengthening of capital in certain merger processes. On 28 January 2010, the European Commission approved the FROB. Since then, aid from the FROB has been requested in connection with eight integration processes totaling €11.17 billion, and additional FROB funds for €392 billion were granted for the restructuring of Cajasur.

In the second half of 2010 an important reduction of the number of savings banks has taken place in Spain, with a reduction from 45 to 17 as of the date of this Annual Report. The restructuring process will shape a different financial system in Spain and will result in a more concentrated financial sector, with a lower number of incumbent institutions which will be more competitive, in a context of slow economic recovery.

Additionally at the end of January 2011, the government has issued new solvency requirements, in order to dissipate the doubts about the financial institutions. The new core capital minimum has been set at 8% (or higher for institutions that fulfill certain requirements). Although the general assessment is positive, as the restructuring plan provides a clear roadmap for the continuation of the financial system restructuring and fosters the participation of private capital in the recapitalization process, some uncertainties remain. Some of them are the fact that there is no provision of cleaning the balance-sheets and that the inclusion of such sudden and permanent high capital requirement (stricter and prompter than Basel III) could distort competition with foreign peers and could negatively affect the supply of credit.

As of the date of this Annual Report, we have not requested access to these facilities. We could be adversely affected if one or more of our direct competitors are beneficiaries of selective governmental interventions or assistance and we do not receive comparable assistance.

In the United States, where we operate through BBVA Compass, the competitive landscape has also been significantly affected by the financial crisis. The U.S. banking industry has experienced significant impairment on its assets in 2009, which will result in continuing losses in select product categories and slow loan growth in 2010. Data published by the FDIC in the fourth quarter of 2009 suggested that banking industry write-offs increased by $52.1 billion quarter-on-quarter from $131 billion in the third quarter of 2009 to $183.8 billion in the fourth quarter of 2009 and the total number of problem list institutions rose to 702. Mortgage delinquency rates, which advanced to 10.3% in the fourth quarter of 2009 have begun to decline to 9.9% in the fourth quarter of 2010, but continue to present challenges to the banking industry nearly two years after the height of the financial crisis. Domestic loan levels at commercial banks generally declined as banks continued to progress in deleveraging. Certain types of loans, such as commercial and industrial and commercial real estate, grew at rapid rates in the pre-crisis years and now must readjust to a new economic environment. In particular, the level of outstanding residential construction loans declined by roughly half between the second quarter of 2008 and the fourth quarter of 2009. The correction is most striking in commercial and industrial loans, which showed year-on-year growth of 20% at the end of 2007 but declined by 18.3% at the end of 2009 compared to 2008. Commercial real estate loans similarly grew at double digit rates in the years prior to 2008 and now are undergoing a lengthy loan balance decline. Commercial real estate loans similarly grew at double digit rates in the years prior to 2008 and now are undergoing a lengthy loan balance decline.

In Mexico, where we operate through BBVA Bancomer, the banking industry remained solvent throughout the financial crisis, although loan delinquency rates increased during 2009 and the first semester of 2010, especially those related consumer finance and mortgages. The relative strength of the Mexican banking industry can be tied to several factors. In general, banks in Mexico did not invest heavily in assets linked to the U.S. mortgage market; maintained high capitalization levels, coming from maximum levels observed between 2005 and 2007; generally funded themselves through internal sources in local currency; and were subjected to prudent supervision and regulation by the banks’ supervisor (Comisión Nacional Bancaria y de Valores, CNBV) who maintained capital ratio requirements above international standards and increased loan loss provisions for consumer credit and mortgages. However, past-due payment rates increased in 2009 and up to the second quarter of 2010. Delinquency rates reached 4.0% in the second quarter of 2010 for the industry as a whole and higher rates were reached for consumer finance and mortgages. In April of 2010, loan demand started to recover and delinquency rates started ameliorating. At the end of 2010, banking credit to the private sector increased by 3.9% in real terms from December 31, 2009 and the delinquency rate was 2.8%.

In Mexico, changes in banking regulation could have a significant potential impact on profits. Authorities have closely followed international trends and during 2009 they mandated increased loan loss provisions for consumer loans, and stricter loss provisions for housing loans have been enacted during 2010. Rules to limit loans to firms within a certain financial group (préstamos relacionados) were adopted in March 2011. Such limits will impact some small banks of the system with strong connections with retail stores (for example, Inbursa and Banco Azteca). In addition, authorities have strengthened the measures to improve transparency and information about financial services by enacting new legislation that gives more powers to the central bank (Banco de México) to regulate interest rates and bank fees. It also gives more powers to the financial services consumer protection agency (Comisión Nacional para la Defensa de los Usuarios de los Servicios Financieros, Condusef) to set information requirements for bank account statements, product publicity, and contracts, and to improve financial education. The consolidation and restructuring of some non banking financial intermediaries (Sofoles) will imply that some of them will go out of business or be acquired. Along these lines, the mortgage arm of BBVA-Bancomer (Hipotecaria Nacional) acquired the portfolio of certain Sofoles last year.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

In 2010 the world economy started to recover from the major slump in 2009. Global GDP picked up from a fall of 0.6% to a rise of nearly 5% in 2010. This figure is in line with those in the years immediately before the start of the crisis in the summer of 2007. However, the economic recovery is not evenly spread across regions. Throughout the year it became clear that the emerging economies, particularly in emerging Asia and Latin America, showed stronger growth and are contributing to global growth, while in advanced economies, and particularly in some European economies, recovery continues to be sluggish.

In the last quarter of 2010, uncertainty and risks in the global economy increased due to renewed financial turmoil, particularly in Europe as a result of the doubts regarding the fiscal consolidation process in some countries. This led to the activation of the rescue plans for Ireland.

After a relatively good performance in the subprime and liquidity crises in 2009, the Spanish economy has suffered the consequences of the peripheral sovereign crisis in 2010. The Greek and Irish rescue programs and the possibility of a Portuguese rescue program have spread doubts about the Spanish economy. Financial stress in Europe has increased the cost of financing of governments and financial institutions which, in some cases, have lost the access to international funding. As a result of this continued contraction, economic conditions and employment in Spain could deteriorate further in 2011. Our Economic Research Department estimates that the Spanish economy will not recover a strong path of growth in terms of gross domestic product in 2011, growing at an estimated pace of 0.9%. Growth forecasts for the Spanish economy could be further revised downwards if the recent surge in oil prices becomes permanent and passes through to non-energy prices. This downward risk could slow the pace of both domestic and external demand.

In Europe, the economy slowed gradually in line with expectations, although some countries such as Germany maintain their strength. Tension has also returned to the debt markets, particularly in peripheral countries, and above all in Ireland and Portugal. Nevertheless, 2010 closed with growth of nearly 2%.

In the United States cyclical concerns continue, derived from the weakness shown by private demand since some of the fiscal stimulus programs began to expire. Thus throughout 2010 there has been a loss of strength in the real estate market, weakness in the labor market and a deleveraging process in households. Given this situation, the Federal Reserve has begun a new monetary expansion program. At least initially, this has led to downward pressure on short-term interest rates and a depreciation of the U.S. dollar. Even so, although toward the end of 2010 the U.S. economy has slowed, the year as a whole closed with average growth close to 3%.

The Mexican economy has throughout the second half of 2010 shown resistance to the loss of strength in foreign demand. This is reflected in a less notable slowdown of its growth rates than expected, with GDP up in 2010 by around 5%. Inflation closed at a historically low level of 4.4% as a result of the appreciation of the Mexican peso over the year, moderate international prices and the lack of pressure from domestic demand. The monetary pause is expected to remain in place, at least throughout 2011.

Finally growth in emerging economies continues to ease to more sustainable levels, thus limiting the risk of overheating. In South America, private demand is replacing the economic policy stimuli adopted as the main source of recovery. Although the trend for inflation is rising, it is still not a problem, and the major capital inflows in the region have led some countries to implement control mechanisms. In China, the latest economic indicators point to the existence of a renewed boost to growth and increased inflation, which is forcing the authorities to take further adjustment measures, including a recent rise in interest rates. Despite this, GDP growth in 2010 was 10.3%. In Turkey, the economy recovered in 2010, with a growth of 7.6% and inflation slightly below the Central Bank’s target. At the same time, public debt has fallen steeply. Given this situation, the Central Bank has lowered the official interest rate and controlled credit with increases in bank short-term reserve requirements.

Critical Accounting Policies

The Consolidated Financial Statements as of and for the years ended December 31, 2010, 2009 and 2008 were prepared by the Bank’s directors in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Group’s equity and financial position as of and for the years ended December 31, 2010, 2009 and 2008, and the results of its operations and the consolidated cash flows in 2010, 2009 and 2008. The Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group. (See Note 2.2 to the Consolidated Financial Statements).

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

In preparing the Consolidated Financial Statements estimates were made by the Group and the consolidated companies in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates relate mainly to the following:

•	The impairment on certain assets.

•	The assumptions used to quantify other provisions and for the actuarial calculation of the post-employment benefit liabilities and commitments.

•	The useful life and impairment losses of tangible and intangible assets.

•	The measurement of goodwill arising on consolidation.

•	The fair value of certain unlisted financial assets and liabilities.

Although these estimates were made on the basis of the best information available as of December 31, 2010, 2009 and 2008, respectively, on the events analyzed, events that take place in the future might make it necessary to revise these estimates (upwards or downwards) in coming years.

The presentation format used under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 vary in certain respects from the presentation format and accounting rules required to be applied under U.S. GAAP and other rules that are applicable to U.S. banks. The tables included in Note 60 to our Consolidated Financial Statements give the effect that application of U.S. GAAP would have on net income attributed to parent company and shareholders’ equity as reported under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

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

Goodwill in consolidation

Pursuant to the new IFRS 3, the positive difference on the date of a business combination between the sum of the fair value of the price paid, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired entity, on one hand,and the fair value of the assets acquired and liabilities assumed, on the other hand, is recorded as goodwill on the asset side of the balance sheet. Goodwill represents the future economic benefits from assets that cannot be individually identified and separately recognized. Goodwill is not amortized and is subject periodically to an impairment analysis. Any impaired goodwill is written off.

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

For the purpose of determining the impairment of a CGU to which a part or all of goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interest, shall be compared to its recoverable amount. The resulting loss shall be apportioned by reducing, firstly, the carrying amount of the goodwill allocated to that unit and, secondly, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This shall be done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. In any case, impairment losses on goodwill can never be reversed.

See Note 2.2.8 to the Consolidated Financial Statements, which contains a summary of our significant accounting policies related to goodwill.

As mentioned in Note 20.1 to the Consolidated Financial Statements, the Group has performed the goodwill impairment test as of December 31, 2010, 2009 and 2010.

The results from each of these tests on the dates mentioned were as follows:

As of December 31, 2010, there were no impairment losses on the goodwill recognized in the Group’s cash-generating units (CGUs), except for an insignificant impairment on the goodwill of the Spain and Portugal CGU, related to the impairment on the investments in Rentrucks, Alquiler y Servicios de Transportes, S.A. and in BBVA Finanzia SpA (of €9 million and €4 million, respectively).

The most significant goodwill corresponds to the United States CGU. The recoverable amount of this CGU is equal to its value in use. This is calculated as the discounted value of the cash flow projections estimated by our management based on the latest budgets available for the next five years. As of December 31, 2010, the Group used an estimated sustainable growth rate of 4.2% (4.3% as of December 31, 2009) to extrapolate the cash flows in perpetuity based on the U.S. real GDP growth rate. The discount rate used to discount the cash flows was the cost of capital of the CGU, which stood at 11.4% as of December 31, 2010 (11.2% as of December 31, 2009), consisting of the free risk rate plus a risk premium.

As of December 31, 2009, impairment losses of €1,097 million were estimated in the United States CGU which were recognized under “Impairment losses on other assets (net) — Goodwill and other intangible assets” in the accompanying consolidated income statement for 2009 (see Note 50 to the Consolidated Financial Statements). The impairment loss of this unit was attributed to the significant decline in economic and credit conditions in the states in which the Group operates in the United States. The valuations were verified by an independent expert, not related to the Group’s external auditor.

Both the U.S. CGU’s fair values and the fair values assigned to its assets and liabilities were based on the estimates and assumptions that the Group’s management deemed most likely given the circumstances. However, some changes to the valuation assumptions used could result in differences in the impairment test result. As of December 31, 2009, if the discount rate had increased or decreased by 50 basis points, the difference between the carrying amount and its recoverable amount would have increased or decreased by up to €573 million and

€664 million, respectively. If the growth rate had increased or decreased by 50 basis points, the difference between the carrying amount and its recoverable amount would have increased or decreased by €555 million and €480 million, respectively.

As of December 31, 2008, there were no impairment losses on the goodwill recognized in the Group’s CGUs.

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

The quantification of losses inherent in deterioration is calculated collectively, both in the case of assets classified as impaired and for the portfolio of current assets that are not currently impaired but for which an imminent loss is expected.

Inherent loss, calculated using statistical procedures, is deemed equivalent to the portion of losses incurred on the date that the accompanying consolidated financial statements are prepared that has yet to be allocated to specific transactions.

The Group estimates collective inherent loss of credit risk corresponding to operations realized by Spanish financial entities of the Group (approximately 68.7% of the loans and receivables of the Group as of December 31, 2010) using the parameters set by Annex IX of the Bank of Spain’s Circular 4/2004 on the basis of its experience and the Spanish banking sector information regarding the quantification of impairment losses and provisions for insolvencies for credit risk.

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

To estimate the collective loss of credit risk corresponding to operations with non-Spanish residents registered in foreign subsidiaries of the Group, the Group applies similar methods and criteria, using the Bank of Spain’s parameters but adapting the default calendars to the particular circumstances of the country. Additionally, in Mexico for consumer loans, credit cards and mortgages portfolios, as well as for credit investment maintained by the Group in the United States (which in the aggregate represent approximately 13.9% of the loans and receivables of the Group as of December 31, 2010), internal models are used to calculate impairment losses based on the historical experience of the Group. In both of these cases, the provisions required under the Bank of Spain’s Circular 4/2004 standards fall within the range of provisions calculated using the Group’s internal ratings models.

For the years ended December 31, 2010, 2009 and 2008, there are no substantial differences in the calculations made under both EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP because the allowance for loan losses for such years calculated under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 are similar to the best estimates of allowance for loan losses under U.S. GAAP, which is the central scenario determined using internal risk models based on our historical experience. We included an adjustment in the reconciliation of net income for the year 2008 in order to make the allowance for loan losses under U.S. GAAP comparable to the allowance for loan losses calculated under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

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

Higher-risk loans

Exposure to subprime credit risk and structured credit instruments

The application of prudent risk policies in the BBVA Group has resulted in a very limited exposure to subprime credit risk in the United States, as well as to structured credit products. As of December 31, 2010, 2009 and 2008 the amount of operations related to such assets was not significant.

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

The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Consolidated Financial Statements. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies and the U.S. dollar against the euro, expressed in local currency per €1.00 for 2010, 2009 and 2008 and as of December 31, 2010, 2009 and 2008 according to the European Central Bank (“ECB”).

	Average Exchange Rates			Period-end Exchange Rates
	Year Ended	Year Ended	Year Ended	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2010	2009	2008

Mexican peso	16.75	18.80	16.29	16.55	18.92	19.23
U.S.dollar	1.33	1.39	1.47	1.34	1.44	1.39
Argentine peso	5.19	5.26	4.71	5.49	5.56	4.92
Chilean peso	675.92	777.60	762.78	625.39	730.46	885.74
Colombian peso	2,517.50	2,976.19	2,857.14	2,557.54	2,941.18	3,125.00
Peruvian new sol	3.75	4.19	4.29	3.75	4.16	4.37
Venezuelan bolivar	5.63	3.00	3.16	5.74	3.09	2.99

During 2010, there has been a general appreciation of all the currencies that affect the Group’s financial statements against the euro (except the Venezuelan Bolivar fuerte, which was devalued at the beginning of 2010 and the average exchange rate of the Argentine peso). The effect of the exchange rates on the year-on-year comparison of the Group’s income statements and balance sheet is positive.

In January 2010, the Venezuelan authorities announced the devaluation of the Venezuelan Bolivar fuerte against the main foreign currencies among other economic measures. The effects of this devaluation in the consolidated income statement for the year ended December 31, 2010 and on the consolidated equity as of December 31, 2010 were not significant.

BBVA Group Results of Operations for 2010 Compared to 2009

The changes in the Group’s consolidated income statements for 2010 and 2009 were as follows:

EU-IFRS(*)

	Year Ended
	December 31,
	2010	2009	2010/2009
	(In millions of euros)		(In %)

Interest and similar income	21,134	23,775	(11.1)
Interest expense and similar charges	(7,814)	(9,893)	(21.0)

Net interest income	13,320	13,882	(4.0)

Dividend income	529	443	19.3
Share of profit or loss of entities accounted for using the equity method	335	120	180.1
Fee and commission income	5,382	5,305	1.5
Fee and commission expenses	(845)	(875)	(3.4)
Net gains (losses) on financial assets and liabilities	1,441	892	61.4
Net exchange differences	453	652	(30.6)
Other operating income	3,543	3,400	4.2
Other operating expenses	(3,248)	(3,153)	3.0

Gross income	20,910	20,666	1.2

Administration costs	(8,207)	(7,662)	7.1
Personnel expenses	(4,814)	(4,651)	3.5
General and administrative expenses	(3,392)	(3,011)	12.7
Depreciation and amortization	(761)	(697)	9.2
Provisions (net)	(482)	(458)	5.4
Impairment losses on financial assets (net)	(4,718)	(5,473)	(13.8)

Net operating income	6,742	6,376	5.7

Impairment losses on other assets (net)	(489)	(1,618)	(69.8)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	41	20	106.4
Negative goodwill	1	99	n.m.
Gains (losses) in non-current assets held for sale not classified as discontinued operations	127	859	(85.2)

Income before tax	6,422	5,736	12.0

Income tax	(1,427)	(1,141)	25.1

Income from continuing transactions	4,995	4,595	8.7

Income from discontinued transactions (net)	—	—	n.m.

Net income	4,995	4,595	8.7

Net income attributed to parent company	4,606	4,210	9.4
Net income attributed to non-controlling interests	389	385	1.1

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	Not meaningful

The changes in our consolidated income statements for 2010 and 2009 were as follows:

Net interest income

The following table summarizes the principal components of net interest income for 2010 compared to 2009.

	Year Ended
	December 31,
	2010	2009	2010/2009
	(In millions of euros)		(in %)

Interest income	21,134	23,775	(11.1)
Interest expense	(7,814)	(9,893)	(21.0)

Net interest income	13,320	13,882	(4.0)

Net interest income decreased 4.0% to €13,320 million for the year ended December 31, 2010 from €13,882 million for the year ended December 31, 2009, due to the decrease in yield on assets and the increase in the cost of liabilities. The decrease in yield on assets was due primarily to the fact that the decrease in market interest rates during 2009 was gradually reflected in the yield of variable rate mortgage loans during 2009, whereas in 2010 this decrease was largely completed at the beginning of the year, and affected most of 2010. Additionally, the Group made continued efforts to gradually increase the relative weight of lower risk and therefore lower yield, loans in its loan portfolio, including primarily private mortgages in all geographical areas in which BBVA operates and corporate and business loans, particularly in Mexico and the United States. On the other hand, the decrease in yield on assets was partially offset by the active management of our investments in debt instruments (adjusting the duration of debt portfolios and increasing debt portfolio income in net interest income). The increase in cost of liabilities was due primarily to the increase in volume of customer deposits and a higher cost of liabilities, given the competitive environment in Spain, where fierce competition resulted in higher rates being paid by banks (including BBVA) in order to attract deposits. Finally, an upward curve in interest rates in the euro area has had a faster impact in the cost of liabilities than in the yield of assets.

Dividend income

Dividend income increased 19.3% to €529 million for the year ended December 31, 2010 from €443 million for the year ended December 31, 2009, due primarily to dividends from Telefónica, S.A. which increased from €1.0 to €1.3 per share.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method increased to €335 million for the year ended December 31, 2010 from €120 million for the year ended December 31, 2009 due to the increase in our share of profits of China Citic Bank (“CNCB”) following our exercise in April 2010 of a purchase option to increase our holding of CNCB from 10% to 15%, and to a lesser extent, the increase of profit of CNCB.

Fee and commission income

The breakdown of fee and commission income for 2010 and 2009 is as follows:

	Year Ended
	December 31,
	2010	2009	2010/2009
	(In millions of euros)		(in %)

Commitment fees	133	97	37.1
Contingent liabilities	282	260	8.5
Documentary credits	45	42	7.1
Bank and other guarantees	237	218	8.7
Arising from exchange of foreign currencies and banknotes	19	14	35.7
Collection and payment services	2,500	2,573	(2.8)
Securities services	1,651	1,636	0.9
Counseling on and management of one-off transactions	11	7	57.1
Financial and similar counseling services	60	43	39.5
Factoring transactions	29	27	7.4
Non-banking financial products sales	102	83	22.9
Other fees and commissions	595	565	5.3

Fee and commission income	5,382	5,305	1.5

Fee and commission income increased 1.5% to €5,382 million for the year ended December 31, 2010 from €5,305 million for the year ended December 31, 2009 due principally to the increase of fees linked to banking services, specifically account maintenance and management and contingent liabilities.

Fee and commission expenses

The breakdown of fee and commission expenses for 2010 and 2009 is as follows:

	Year Ended
	December 31,
	2010	2009	2010/2009
	(In millions of euros)		(in %)

Brokerage fees on lending and deposit transactions	5	7	(28.6)
Fees and commissions assigned to third parties	578	610	(5.2)
Other fees and commissions	262	258	1.6

Fee and commission expenses	845	875	(3.4)

Fee and commission expenses decreased 3.4% to €845 million for the year ended December 31, 2010 from €875 million for the year ended December 31, 2009, primarily due to the decrease in fees and commissions assigned to third parties, which mainly related to our pensions business in Chile.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities increased 61.4% to €1,441 million for the year ended December 31, 2010 from €892 for the year ended December 31, 2009, primarily due to a general recovery in market activity, and the sale of financial instruments to adjust portfolio durations. In addition, we have profited from high price volatility in sovereign debt markets rotating the durations of the portfolios, which generated income without consuming the unrealized capital gains present in certain portfolios as of December 31, 2010.

Net exchange differences decreased 30.6% to €453 million for the year ended December 31, 2010 from €652 million for the year ended December 31, 2009 due primarily to the devaluation of the Venezuelan Bolivar fuerte and losses in foreign currency trading.

Other operating income and expenses

Other operating income amounted to €3,543 million for the year ended December 31, 2010 a 4.2% increase compared to €3,400 million for the year ended December 31, 2009, due primarily to the increase of non-banking product sales, primarily real estate inventories sales and a greater contribution of the insurance business.

Other operating expenses for the year ended December 31, 2010, amounted to €3,248 million, a 3.0% increase compared to the €3,153 million recorded for the year ended December 31, 2009 due to the adjustment for the hyperinflation in Venezuela, the cost of sales, primarily real estate inventories sales, and a higher contribution to deposit guarantee funds in the countries in which we operate.

Gross income

As a result of the foregoing, gross income for the year ended December 31, 2010 was €20,910 million, a 1.2% increase over the €20,666 million recorded for the year ended December 31, 2009.

Administration costs

Administration costs for the year ended December 31, 2010 were €8,207 million, a 7.1% increase from the €7,662 million recorded for the year ended December 31, 2009, due primarily to an increase in rent expenses related to the sale and leaseback of certain properties located in Spain during the third quarter of 2009, an increase in costs associated with image and brand identity (including new sponsorship arrangements with the U.S. National Basketball Association) and an increase related to growth plans in practically all the geographical areas in which the Group operates. This investment process is accompanied by a gradual increase of the Group’s workforce in almost all of its areas, which has resulted in an increase of personnel expenses by 3.5% to €4,814 million for 2010 from €4,651 million for 2009. The table below provides a breakdown of personnel expenses for 2010 and 2009.

	Year Ended
	December 31,
	2010	2009	2010/2009
	(In millions of euros)		(in %)

Wages and salaries	3,740	3,607	3.7
Social security costs	567	531	6.8
Transfers to internal pension provisions	37	44	(15.9)
Contributions to external pension funds	84	68	23.5
Other personnel expenses	386	401	(3.7)

Personnel expenses	4,814	4,651	3.5

The table below provides a breakdown of general and administrative expenses for 2010 and 2009.

	Year Ended
	December 31,
	2010	2009	2010/2009
	(In millions of euros)		(in %)

Technology and systems	563	577	(2.4)
Communications	284	254	11.8
Advertising	345	262	31.7
Property, fixtures and materials	750	643	16.6
Of which:
Rents expenses	397	304	30.6
Taxes other than income tax	322	266	21.1
Other expenses	1,129	1,009	11.9

Other administrative expenses	3,393	3,011	12.7

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2010 amounted to €761 million a 9.2% increase compared to €697 million recorded for the year ended December 31, 2009, due primarily to the amortization of software and tangible assets for own use.

Provisions (net)

Provisions (net) for the year ended December 31, 2010 amounted to €482 million, a 5.4% increase compared to €458 million recorded for the year ended December 31, 2009, primarily due to a significant increase in the provisions for substandard contingent liabilities primarily related to guarantees given on behalf of our clients. In addition, provisions (net) for year ended December 31, 2009 were positively impacted by higher provision recoveries.

Impairment on financial assets (net)

Impairment on financial assets (net) for the year ended December 31, 2010 amounted to €4,718 million, a 13.8% decrease compared to the €5,473 million recorded for the year ended December 31, 2009. Impairment on financial assets (net) was negatively affected in 2009 in Spain and Portugal and in the United States by the significant increase in substandard loans from €8,540 million as of December 31, 2008 to €15,312 million as of December 31, 2009, mainly as a result of the deterioration of the economic environment. Impairment on financial assets (net) in 2010 continues to be impacted in Spain and Portugal and in the United States by the challenging economic environment. The Group’s non-performing assets ratio was 4.1% as of December 31, 2010 compared to 4.3% as of December 31, 2009.

Net operating income

Net operating income for the year ended December 31, 2010 amounted to €6,742 million, a 5.7% increase over the €6,376 million recorded for the year ended December 31, 2009.

Impairment on other assets (net)

Impairment on other assets (net) for the year ended December 31, 2010 amounted to €489 million, a 69.8% decrease from the €1,618 million recorded for the year ended December 31, 2009. Impairment on other assets (net) for 2009 include impairment changes for goodwill of €1,097 million attributed to the significant decline in economic and credit conditions in the states in which the Group operates in the United States, whereas 2010 did not include any significant goodwill impairment changes. On the other hand, loan-loss provisions for foreclosures and real estate assets were increased to maintain the coverage of these assets at levels above 30% following the deterioration of the real estate business.

Gains (losses) on derecognized assets not classified as non-current assets held for sale

Gains (losses) on derecognized assets not classified as non-current assets held for sale for the year ended December 31, 2010 amounted to a gain of €41 million, an increase from the €20 million gain recorded for the year ended December 31, 2009.

Negative goodwill

Negative goodwill for the year ended December 31, 2010 amounted to a gain of €1 million compared to a gain of €99 million for the year ended December 31, 2009. Negative goodwill for 2009 was due to the acquisition of certain assets and liabilities of Guaranty.

Gains (losses) in non-current assets held for sale not classified as discontinued operations

Gains (losses) in non-current assets held for sale not classified as discontinued operations for the year ended December 31, 2010, was €127 million, a decrease of 85.2% million compared to €859 million for the year ended December 31, 2009. In 2010 and 2009 there were capital gains of €273 million and €914 million, respectively, generated by the sale of 164 and 971 fixed assets, respectively (mainly branch offices and various individual properties) to a third-party real estate investor. At the same time, BBVA signed a sale and leaseback long-term contract with such investor, which includes an option to repurchase the properties at fair values, exercisable by the Group on the agreed dates (in most cases, the termination date of each lease agreement).

Income before tax

As a result of the foregoing, income before tax operations for the year ended December 31, 2010 was €6,422 million, a 12.0% increase from the €5,736 million recorded for the year ended December 31, 2009.

Income tax

Income tax for the year ended December 31, 2010 amounted to €1,427 million, a 25.1% increase from the €1,141 million recorded for the year ended December 31, 2009, due to higher income before tax and higher expenses tax.

Net income

As a result of the foregoing, net income for the year ended December 31, 2010 was €4,995 million, an 8.7% increase from the €4,595 million recorded for the year ended December 31, 2009.

Net income attributed to non-controlling interest

Net income attributed to non-controlling interest for the year ended December 31, 2010 was €389 million, a 1.1% increase over the €385 million recorded for the year ended December 31, 2009, principally due to exchange rate impacts.

Net income attributed to parent company

Net income attributed to parent company for the year ended December 31, 2010 was €4,606 million, a 9.4% increase from the €4,210 million recorded for the year ended December 31, 2009.

BBVA Group Results of Operations for 2009 Compared to 2008

The changes in the Group’s consolidated income statements for 2009 and 2008 were as follows:

EU-IFRS (*)

	For the Year Ended
	December 31,		Change
	2009	2008	2009/2008
	(In millions of euros)%

Interest and similar income	23,775	30,404	(21.8)
Interest expense and similar charges	(9,893)	(18,718)	(47.1)

Net interest income	13,882	11,686	18.8
Dividend income	443	447	(0.9)
Share of profit or loss of entities accounted for using the equity method	120	293	(59.1)
Fee and commission income	5,305	5,539	(4.2)
Fee and commission expenses	(875)	(1,012)	(13.6)
Net gains (losses) on financial assets and liabilities	892	1,328	(32.8)
Net exchange differences	652	231	182.5
Other operating income	3,400	3,559	(4.5)
Other operating expenses	(3,153)	(3,093)	1.9

Gross income	20,666	18,978	8.9
Administration costs	(7,662)	(7,756)	(1.2)
Personnel expenses	(4,651)	(4,716)	(1.4)
General and administrative expenses	(3,011)	(3,040)	(1.0)
Depreciation and amortization	(697)	(699)	(0.3)
Provisions (net)	(458)	(1,431)	(68.0)
Impairment on financial assets (net)	(5,473)	(2,941)	86.1

Net operating income	6,376	6,151	3.7
Impairment on other assets (net)	(1,618)	(45)	n.m.(1)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	20	72	(72.2)
Negative goodwill	99	—	n.m.(1)

Gains (losses) in non-current assets held for sale not classified as discontinued operations	859	748	14.8

Income before tax	5,736	6,926	(17.2)
Income tax	(1,141)	(1,541)	(26.0)

Net income	4,595	5,385	(14.7)
Net income attributed to parent company	4,210	5,020	(16.1)

Net income attributed to non-controlling interest	385	365	5.2

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	Not meaningful

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

Fee and commission expenses for 2009 amounted to €875 million, a 13.6% decrease from €1,012 million for 2008, mainly due to a 16.2% decrease to €610 million for 2009 from €728 million for 2008 in fees and commissions assigned to third parties, which are primarily related to our pension business in Chile.

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

Other operating income and expenses

Other operating income amounted to €3,400 million for 2009 a 4.5% decrease compared to €3,559 million for 2008, primarily due to the lower volume of insurance policies written.

Other operating expenses for 2009, amounted to €3,153 million, a 1.9% increase compared to the €3,093 million recorded for 2008, primarily due to higher contributions to deposit guarantee funds in the countries where we operate. As a result of the fact that other operating income decreased at a faster pace than other operating expenses, the net variation in operating income and expenses was a 46.9% decrease with respect to 2008.

Gross income

As a result of the foregoing, gross income for 2009, was €20,666 million, an 8.9% increase over the €18,978 million recorded for 2008.

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

Provisions (net)

Provisions (net) for 2009 were €458 million, with an important decrease compared to the €1,431 million recorded for 2008, primarily due to the larger provisions for early retirements (€860 million) and the Madoff fraud (€431 million) recorded in 2008.

Impairment on financial assets (net)

Impairment on financial assets (net) was €5,473 million for 2009, an 86.1% increase over the €2,941 million recorded for 2008, due primarily to an increase in provisions in connection with the significant increase in substandard loans from €8,540 million as of December 31, 2008 to €15,311 million as of December 31, 2009, due primarily to the deterioration of the economic environment in Spain and in the United States. The Group’s non-performing assets ratio increased substantially to 4.3% as of December 31, 2009 from 2.3% as of December 31, 2008.

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

Net income

As a result of the foregoing, net income for 2009 was €4,595 million, a 14.7% decrease from the €5,385 million recorded for 2008.

Net income attributed to non-controlling interest

Net income attributed to non-controlling interest for 2009 was €385 million, a 5.2% increase over the €365 million recorded for 2008, due primarily to greater profits obtained by certain of our Latin American subsidiaries, primarily in Venezuela, Peru and Chile, which have minority shareholders.

Net income attributed to parent company

Net income attributed to parent company for 2009 was €4,210 million, a 16.1% decrease from the €5,020 million recorded for 2008.

Results of Operations by Business Areas for 2010 Compared to 2009

Spain and Portugal

	Year Ended December 31,		Change
	2010	2009	2010/2009
	(In millions of euros)		(in %)

Net interest income	4,675	4,910	(4.8)

Net fees and commissions	1,388	1,482	(6.4)
Net gains (losses) on financial assets and liabilities and exchange differences	198	187	6.0
Other operating income and expenses (net)	368	436	(15.7)

Gross income	6,629	7,015	(5.5)

Administrative costs	(2,481)	(2,515)	(1.4)
Depreciation and amortization	(103)	(105)	(1.9)
Impairment on financial assets (net)	(1,335)	(1,931)	(30.9)
Provisions (net) and other gains (losses)	238	776	(69.4)

Income before tax	2,948	3,240	(9.0)

Income tax	(878)	(965)	(9.0)

Net income	2,070	2,275	(9.0)

Net income attributed to non-controlling interests	—	—	—

Net income attributed to parent company	2,070	2,275	(9.0)

Net interest income

Net interest income of this business area for 2010 was €4,675 million, a 4.8% decrease compared to the €4,910 million recorded for 2009, primarily due to the decrease in yield on assets, whereas the cost of liabilities increased.

The decrease in yield on assets was due primarily to the fact that the decrease in market interest rates during 2009 was gradually reflected in the yield of variable mortgage loans during the year 2009, whereas at the beginning of 2010 this decrease was largely completed and affected most of 2010. Additionally, this business area has made continued efforts to gradually increase the relative weight of loan portfolios with lower risk and, therefore, lower spread (for example, mortgage loans) instead of loan portfolios with higher risk (for example, customer loans). The increase in cost of liabilities was due primarily to the increase in volume of customer deposits and the higher cost of liabilities given the competitive environment in Spain where fierce competition resulted in higher rates being paid by banks (including BBVA) in order to attract deposits. Finally, the upward curve in interest rates in the euro area has had a faster impact in the cost of liabilities than in the yield on assets.

Net fees and commissions

Net fees and commissions of this business area amounted to €1,388 million for 2010, a 6.4% decrease from the €1,482 million recorded for 2009, primarily due to the loyalty-based reductions applied to a growing number of customers and the fall in the volume of managed mutual funds.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains and financial assets and liabilities and exchanges differences of this business area for 2010 was €198 million, a 6.0% increase from the €187 million recorded for 2009, primarily due to the general recovery in markets conditions during 2010.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for 2010 was €368 million, a 15.7% decrease from the €436 million recorded for 2009, primarily due to the lower earnings of our insurance activity.

Gross income

As a result of the foregoing, gross income of this business area for 2010 was €6,629 million, a 5.5% decrease from the €7,015 million recorded for 2009.

Administrative costs

Administrative costs of this business area for 2010 was €2,481 million, a 1.4% decrease over the €2,515 million recorded for 2009, primarily due to the decline in general and administrative expenses, principally through continued streamlining of the branch network, and the Group’s transformation plan, which helped to reduce wages and salaries.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2010 was €1,335 million, a 30.9% decrease from the €1,931 million recorded for 2009. Impairment on financial assets (net) was negatively affected in 2009 by the sharp increase in non-performing loans during 2009. This business area’s non-performing assets ratio decreased to 5.0% as of December 31, 2010 from 5.1% as of December 31, 2009. As the non-performing assets ratio remained relatively stable during 2010, the amount of Impairment on financial assets (net) of this business area declined during 2010.

Income before tax

As a result of the foregoing, income before tax of this business area for 2010 was €2,948 million, a 9.0% decrease from the €3,240 million recorded in 2009.

Income tax

Income tax of this business area for 2010 was €878 million, a 9.0% decrease from the €965 million recorded in 2009, primarily as result of the decrease in income before tax.

Net income attributed to parent company

As a result of the foregoing, net income attributed to parent company of this business area for 2010 was €2,070 million, a 9.0% decrease from the €2,275 million recorded in 2009.

Mexico

	Year Ended December 31,		Change
	2010	2009	2010/2009
	(In millions of euros)		(in %)

Net interest income	3,688	3,307	11.5

Net fees and commissions	1,233	1,077	14.5
Net gains (losses) on financial assets and liabilities and exchange differences	395	370	6.6
Other operating income and expenses (net)	179	116	54.8

Gross income	5,496	4,870	12.8

Administrative costs	(1,813)	(1,489)	21.8
Depreciation and amortization	(86)	(65)	32.5
Impairment on financial assets (net)	(1,229)	(1,525)	(19.4)
Provisions (net) and other gains (losses)	(87)	(21)	n.m (1)

Income before tax	2,281	1,770	28.8

Income tax	(570)	(411)	38.8

Net income	1,711	1,360	25.8

Net income attributed to non-controlling interests	(4)	(2)	89.5

Net income attributed to parent company	1,707	1,357	25.7

(1)	Not meaningful.

As discussed above under “— Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2010 the average Mexican peso to euro exchange rate decreased compared to the average exchange rate in 2009 resulting in a positive exchange rate effect on the income statement for 2010.

Net interest income

Net interest income of this business area for 2010 was €3,688 million, a 11.5% increase from the €3,307 million recorded for 2009, due primarily to the exchange-rate effect (assuming constant exchange rates, there would have been a 0.7% decrease due to the decrease in market interest rates).

Net fees and commissions

Net fees and commissions of this business area amounted to €1,233 million for 2010, a 14.5% increase from the €1,077 million recorded 2009 primarily as a result of the exchange-rate effect (assuming constant exchange rates there would have been a 1.9% increase, due primarily to the increased transactional services fees and to greater fees related to securities and our pension fund administration business, Afore BBVA Bancomer).

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains on financial assets and liabilities and exchange differences of this business area for 2010 amounted to €395 million, a 6.6% increase from the €370 million for 2009, primarily as a result of the exchange-rate effect (assuming constant exchange rates, there would have been a 5.1% decrease, principally due to market volatility).

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for 2010, was €179 million, a 54.8% increase from the €116 million recorded for 2009, principally due to growth in the insurance business.

Gross income

As a result of the foregoing, gross income of this business area for 2010, was €5,496 million, a 12.8% increase from the €4,870 million recorded for 2009 (assuming constant exchange rates, there would have been a 0.5% increase).

Administrative costs

Administrative costs of this business area for 2010 amounted to €1,813 million, a 21.8% increase from the €1,489 million recorded for 2009 (assuming constant exchange rates, there would have been an 8.4% increase), primarily due to a three-year expansion and transformation plan implemented by BBVA Bancomer to take advantage of the long-term growth opportunities offered by the Mexican market.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2010 was €1,229 million, a 19.4% decrease from the €1,525 million recorded for 2009, primarily due to the recovery in economic conditions in Mexico. The business area’s non-performing assets ratio decreased to 3.2% as of December 31, 2010 from 4.3% as of December 31, 2009.

Income before tax

As a result of the foregoing, income before tax of this business area for 2010 was €2,281 million, a 28.8% increase from the €1,770 million recorded for 2009.

Income tax

Income tax of this business area for 2010 was €570 million, a 38.8% increase from the €411 million recorded for 2009, principally due to an increase in the tax rate in Mexico as of January 1, 2010.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2010 was €1,707 million, a 25.7% increase from the €1,357 million recorded for 2009, primarily due to the exchange-rate effect (assuming constant exchange rates, the increase would have been 11.9%).

South America

	Year Ended December 31,		Change
	2010	2009	2010/2009
	(In millions of euros)		(in %)

Net interest income	2,495	2,566	(2.8)

Net fees and commissions	957	908	5.4
Net gains (losses) on financial assets and liabilities and exchange differences	514	405	26.7
Other operating income and expenses (net)	(168)	(242)	(30.7)

Gross income	3,797	3,637	4.4

Administrative costs	(1,537)	(1,464)	5.0
Depreciation and amortization	(131)	(115)	14.1
Impairment on financial assets (net)	(419)	(431)	(2.8)
Provisions (net) and other gains (losses)	(40)	(52)	(22.1)

Income before tax	1,670	1,575	6.0

Income tax	(397)	(404)	(1.7)

Net income	1,273	1,172	8.6

Net income attributed to non-controlling interests	(383)	(392)	(2.1)

Net income attributed to parent company	889	780	14.0

As discussed above under “— Factors Affecting the Comparability of our Results of Operations and Financial Condition”, the appreciation in 2010 of all the currencies in the countries in which we operate in South America against the euro (except for the Venezuelan Bolivar fuerte, which was devalued at the beginning of 2010, and the average exchange rate of the Argentine peso) positively affected the results of operations of certain of our Latin American subsidiaries in euro terms. However, the impact of the devaluation of Venezuelan Bolivar fuerte is higher than the positive effect of the appreciation of most of the rest of the currencies and, therefore, movements in exchange rates had a negative overall impact on this business area’s volume of business, balance sheet and, to a lesser extent, earnings in 2010.

Net interest income

Net interest income in 2010 was €2,495 million, a 2.8% decrease from the €2,566 million recorded in 2009. This decrease was primarily due to the exchange-rate effect (assuming constant exchange rates, there would have been an 11.1% increase), which offset an increase of interest income mainly due to the increase in volume of customer loans during the period in all geographical regions of this business area.

Net fees and commissions

Net fees and commissions of this business area amounted to €957 million in 2010, a 5.4% increase from the €908 million recorded in 2009, primarily due to the decrease in fees and commissions paid to third parties mainly related to our pensions business in Chile.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains on financial assets and liabilities and exchange differences of this business area in 2010 were €514 million, a 26.7% increase from the €405 million recorded in 2009, primarily as a result of the valuation of U.S. dollar positions in Venezuela due to the devaluation of the Venezuelan Bolivar fuerte and the appreciation of the U.S. dollar against the euro.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for 2010, was a loss of €168 million, a 30.7% decrease from the loss of €242 million recorded for 2009, principally due to the devaluation of the Venezuelan Bolivar peso fuerte and to the impact of Venezuela as a hyperinflationary economy since 2009.

Gross income

As a result of the foregoing, the gross income of this business area in 2010 was €3,797 million, a 4.4% increase from the €3,637 million recorded in 2009.

Administrative costs

Administrative costs of this business area in 2010 were €1,537 million, a 5.0% increase from the €1,464 million recorded in 2009, primarily due to the implementation of growth plans partially offset by the negative effect of the exchange rate.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business in 2010 was €419 million, a 2.8% decrease from the €431 million recorded in 2009. The business area’s non-performing assets ratio decreased to 2.5% as of December 31, 2010 from 2.7% as of December 31, 2009.

Income before tax

As a result of the foregoing, income before tax of this business area in 2010 amounted to €1,670 million, a 6.0% increase compared to the €1,575 million recorded in 2009 (assuming constant exchange rates, there would have been an 11.3% increase).

Income tax

Income tax of this business area in 2010 was €397 million, a 1.7% decrease from the €404 million recorded in 2009 (assuming constant exchange rates, there would have been a 2.0% increase).

Net income attributed to parent company

Net income attributed to parent company of this business area in 2010 was €889 million, a 14.0% increase from the €780 million recorded in 2009 (assuming constant exchange rates, there would have been a 16.5% increase).

The United States

	Year Ended December 31,		Change
	2010	2009	2010/2009
	(In millions of euros)		(in %)

Net interest income	1,794	1,679	6.8

Net fees and commissions	646	610	5.8
Net gains (losses) on financial assets and liabilities and exchange differences	156	156	0.1
Other operating income and expenses (net)	(49)	(33)	49.4

Gross income	2,546	2,413	5.5

Administrative costs	(1,318)	(1,159)	13.7
Depreciation and amortization	(199)	(205)	(3.1)
Impairment on financial assets (net)	(703)	(1,420)	(50.5)
Provisions (net) and other gains (losses)	(22)	(1,056)	(97.9)

Income before tax	304	(1,428)	n.m	(1)

Income tax	(68)	478	n.m	(1)

Net income	236	(950)	n.m	(1)

Net income attributed to non-controlling interests	—	—	—

Net income attributed to parent company	236	(950)	n.m	(1)

(1)	Not meaningful

As discussed above under “— Factors Affecting the Comparability of our Results of Operations and Financial Condition”, the average U.S. dollar to euro exchange rate in 2010 increased compared to the average exchange rate in 2009, resulting in a positive exchange rate effect on the income statement in 2010.

In addition, as explained in the “Item 4. Information on the Company — History and Development of the Company — Capital Expenditures” on August 21, 2009, BBVA Compass acquired certain assets and liabilities of Guaranty Bank (“Guaranty”) from the FDIC through a public auction for qualified investors. This acquisition affects the comparability of the figures in 2010 since these assets and liabilities were included in our balance sheet, and therefore generated interest income and expenses, for the twelve months ended December 31, 2010 compared to only approximately four months (from the August 21 acquisition date to December 31, 2009) in 2009.

Net interest income

Net interest income in 2010 was €1,794 million, a 6.8% increase from the €1,679 million recorded in 2009, primarily due to the impact of the acquisition of Guaranty referred to above and the exchange rate effect (assuming constant exchange rates, there would have been a 1.3% increase).

Net fees and commissions

Net fees and commissions of this business area in 2010 were €646 million, a 5.8% increase from the €610 million recorded in 2009, due primarily to the integration of Guaranty and the exchange-rate effect (assuming constant exchange rates, there would have been a 0.3% increase).

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area in 2010 were €156 million, a 0.1% increase compared to those recorded in 2009.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area in 2010 were a loss of €49 million, compared to a loss of €33 million recorded in 2009 mainly due to higher contributions to the deposit guarantee fund.

Gross income

As a result of the foregoing, gross income of this business area in 2010 was €2,546 million, a 5.5% increase from the €2,413 million recorded in 2009.

Administrative costs

Administrative costs of this business area in 2010 were €1,318 million, a 13.7% increase from the €1,159 million recorded in 2009, primarily due to the integration of Guaranty and the exchange-rate effect (assuming constant exchange rates, there would have been an 8.0% increase).

Depreciation and amortization

Depreciation and amortization of this business area for 2010 was €199 million, a 3.1% decrease from €205 million in 2009.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2010 was €703 million, a 50.5% decrease from the €1,420 million recorded for 2009, primarily due to the fact that Impairment on financial assets (net) was negatively affected in 2009 by the write-off of impaired assets as a result of the significant deterioration of economic and credit conditions in the states in which the area operates in the United States. The value of the collateral was lower than the commercial real-estate loan portfolio value and, as a consequence, a write-off for the difference and additional provisions were set aside in 2009 to maintain the coverage ratio comparable to the prior year. The non-performing assets ratio of this business area as of December 31, 2010 increased to 4.4% from 4.2% as of December 31, 2009.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for 2010 reflected losses of €22 million, compared to the €1,056 million losses recorded for 2009. This item was negatively affected in 2009 due primarily to impairment losses for goodwill (€1,097 million) attributed to the significant deterioration in economic and credit conditions in the states in which the area operates in the United States.

Income before tax

As a result of the foregoing, the income before tax of this business area for 2010 was €304 million, compared to a loss of €1,428 million recorded in 2009.

Income tax

Income before tax of this business area for 2010 was a loss of €68 million compared to a gain of €478 million recorded in 2009 due to the loss before tax referred to above.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2010 was €236 million, compared to a loss of €950 recorded in 2009.

Wholesale Banking and Asset Management

	Year Ended December 31,		Change
	2010	2009	2010/2009
	(In millions of euros)		(in %)

Net interest income	831	982	(15.4)

Net fees and commissions	492	461	6.8
Net gains (losses) on financial assets and liabilities and exchange differences	(66)	(59)	13.1
Other operating income and expenses (net)	500	314	59.2

Gross income	1,758	1,699	3.4

Administrative costs	(492)	(476)	3.5
Depreciation and amortization	(9)	(10)	(7.6)
Impairment on financial assets (net)	(116)	(60)	92.9
Provisions (net) and other gains (losses)	2	(4)	n.m (1)

Income before tax	1,143	1,150	(0.6)

Income tax	(192)	(294)	(34.8)

Net income	951	856	11.2

Net income attributed to non-controlling interests	(2)	(3)	(53.2)

Net income attributed to parent company	950	852	11.4

(1)	Not meaningful.

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

Net interest income for 2010 was €831 million, a 15.4% decrease compared to the €982 million recorded for 2009. Net gains (losses) on financial assets and liabilities and exchange differences amounted to losses of €66 million, compared to losses of €59 million for 2009. The sum of these headings for 2010 was €765 million, a 17.2% decrease compared to the €924 million recorded for 2009. This decrease is mainly due to the high market volatility, which negatively affected trading income as credit spreads widened in the south of Europe, despite the good performance of commercial activity with customers in the Corporate & Investment Banking business unit.

Net fees and commissions

Net fees and commissions of this business area amounted to €492 million for 2010, a 6.8% increase from the €461 million recorded for 2009, primarily due to increased business activity with customers with a high business potential in the Corporate & Investment Banking business unit.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for 2010 was €500 million, a 59.2% increase from the €314 million recorded for 2009, primarily due to the increase of the share of profit of entities accounted for using the equity method, which mainly related to our holding in CNCB.

Gross income

As a result of the foregoing, gross income of this business area for 2010 was €1,758 million, a 3.4% increase over the €1,699 million recorded in 2009.

Administrative costs

Administrative costs of this business area for 2010 were €492 million, a 3.5% increase over the €476 million recorded in 2009, due to investment in systems and the various growth plans implemented in the area.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2010 was €116 million, compared to €60 million in 2009, primarily due to an increase in this business area’s impaired assets. However, the non-performing assets ratio of this business area remained stable (1.2% as of December 31, 2010 and 2009).

Income before tax

As a result of the foregoing, income before tax of this business area for 2010 was €1,143 million, a 0.6% decrease from the €1,150 million for 2009.

Income tax

Income tax of this business area in 2010 was €192 million, a 34.8% decrease from the €294 million recorded in 2009, due to the favorable tax effect from the result of entities accounted for using the equity method.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2010 was €950 million, an 11.4% increase over the €852 million recorded in 2009.

Corporate Activities

	Year Ended December 31,		Change
	2010	2009	2010/2009
	(in millions of euros)		(in %)

Net interest income	(163)	437	n.m	(1)

Net fees and commissions	(179)	(108)	65.4
Net gains (losses) on financial assets and liabilities and exchange differences	698	484	44.2
Other operating income and expenses (net)	329	219	50.0

Gross income	684	1,031	(33.7)

Administrative costs	(566)	(559)	1.3
Depreciation and amortization	(232)	(197)	18.1
Impairment on financial assets (net)	(916)	(107)	n.m	(1)
Provisions (net) and other gains (losses)	(893)	(741)	20.5

Income before tax	(1,924)	(572)	236.3

Income tax	678	454	49.3

Net income	(1,246)	(118)	n.m	(1)

Net income attributed to non-controlling interests	0	13	(97.8)

Net income attributed to parent company	(1,245)	(105)	n.m	(1)

(1)	Not meaningful.

Net interest income

Net interest income of this business area for 2010 was a loss of €163 million compared to a gain of €437 million recorded in 2009. Net interest income has been negatively affected by the end of the recovery in mortgage lending following the fall in interest rates in 2009, and by the recent upward in the interest-rate curve in the euro zone.

Net fees and commissions

Net fees and commissions of this business area amounted to a loss of €179 million for 2010, a 65.4% increase from the €108 million loss recorded for 2009, primarily due to an increase of fees paid to underwriters in the issues of the Group.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2010 were a gain of €698 million, a 44.2% increase over the €484 million gain recorded in 2009, primarily due to an increase in sales of financial assets from the ALCO portfolio, which has generated significant capital gains by taking advantage of price volatility in the sovereign bond markets during the first half of 2010.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for 2010 was a gain of €329 million, a 50.0% increase from the €219 million gain recorded in 2009. Its main component is the dividends from Telefónica, which increased from €1.0 to €1.3 per share.

Gross income

As a result of the foregoing, gross income of this business area for 2010 was a gain of €684 million, a 33.7% decrease from the €1,031 million gain recorded in 2009.

Administrative costs

Administrative costs of this business area for 2010 were €566 million, a 1.3% increase from the €559 million recorded in 2009, primarily due to the increase in costs associated with certain investments that are currently being carried out including upgrading of systems and image and brand identity (including new sponsorship arrangements with the U.S. National Basketball Association).

Depreciation and amortization

Depreciation and amortization of this business area for 2010 was €232 million, an 18.1% increase from the €197 million recorded in 2009.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2010 was €916 million compared to €107 million recorded for 2009, principally due to continuing provisions for loan losses designed to increase the Group coverage ratio from 57% in 2009 to 62% in 2010 in light of economic conditions.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for 2010 was a loss of €893 million, a 20.5% increase from a loss of €741 million for 2009, primarily due to an increase in provisions for foreclosed assets and real estate assets designed to maintain coverage at an adequate level.

Income before tax

As a result of the foregoing, income before tax of this business area for 2010 was a loss of €1,924 million, compared to a loss of €572 million recorded in 2009.

Income tax

Income tax of this business area for 2010 was €678 million in income, a 49.3% increase from €454 million in income recorded for 2009.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2010 was a loss of €1,245 million, compared to a loss of €105 million in 2009.

Results of Operations by Business Areas for 2009 Compared to 2008

Spain and Portugal

	Year Ended December 31,		Change
	2009	2008	2009/2008
	(in millions of euros)		(in %)

Net interest income	4,910	4,784	2.6

Net fees and commissions	1,482	1,636	(9.4)
Net gains (losses) on financial assets and liabilities and exchange differences	187	231	(18.9)
Other operating income and expenses (net)	436	430	1.4

Gross income	7,015	7,081	(0.9)

Administrative costs	(2,515)	(2,622)	(4.1)
Depreciation and amortization	(105)	(104)	1.1
Impairment on financial assets (net)	(1,931)	(809)	138.7
Provisions (net) and other gains (losses)	776	5	n.m. (1)

Income before tax	3,240	3,553	(8.8)

Income tax	(965)	(1,080)	(10.7)

Net income	2,275	2,473	(8.0)

Net income attributed to non-controlling interests	—	—	—

Net income attributed to parent company	2,275	2,473	(8.0)

(1)	Not meaningful

Net interest income

Net interest income of this business area for 2009, was €4,910 million, a 2.6% increase over the €4,784 million recorded for 2008, due to the pricing policy and a change in the deposit mix (with current and savings accounts playing a bigger role than time deposits).

Net fees and commissions

Net fees and commissions of this business area amounted to €1,482 million for 2009, a 9.4% decrease from the €1,636 million recorded for 2008, due primarily to the decrease in fees income from mutual and pension funds and other market-related products.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains on financial assets and liabilities and exchange differences of this business area for 2009 was €187 million, a 18.9% decrease from the net gains of €231 million for 2008, due primarily to the result of lower activity given market volatility.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for 2009 was €436 million, a 1.4% increase over the €430 million recorded for 2008.

Gross income

As a result of the foregoing, gross income of this business area for 2009 was €7,015 million, a 0.9% decrease compared to the €7,081 million recorded for 2008.

Administrative costs

Administrative costs of this business area for 2009 was €2,515 million, a 4.1% decrease from the €2,622 million recorded for 2008, due primarily to the Group’s transformation plan, which helped to reduce wages and salaries, and through continued streamlining of the branch network.

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

Income before tax

As a result of the foregoing, income before tax of this business area for 2009 was €3,240 million, an 8.8% decrease from the €3,553 million recorded in 2008.

Income tax

Income tax of this business area for 2009 was €965 million, a 10.7% decrease from the €1,080 million recorded in 2008, primarily as a result of the decrease in income before tax.

Net income attributed to parent company

As a result of the foregoing, net income attributed to parent company of this business area for 2009 was €2,275 million, an 8.0% decrease from the €2,473 million recorded in 2008.

Mexico

	Year Ended December 31,		Change
	2009	2008	2009/2008
	(In millions of euros)		(in %)

Net interest income	3,307	3,707	(10.8)

Net fees and commissions	1,077	1,189	(9.4)
Net gains (losses) on financial assets and liabilities and exchange differences	370	375	(1.3)
Other operating income and expenses (net)	116	155	(25.5)

Gross income	4,870	5,426	(10.2)

Administrative costs	(1,489)	(1,730)	(14.0)
Depreciation and amortization	(65)	(73)	(10.6)
Impairment on financial assets (net)	(1,525)	(1,110)	37.4
Provisions (net) and other gains (losses)	(21)	(24)	(11.6)

Income before tax	1,770	2,488	(28.9)

Income tax	(411)	(557)	(26.3)

Net income	1,360	1,931	(29.6)

Net income attributed to non-controlling interests	(2)	(1)	45.1

Net income attributed to parent company	1,357	1,930	(29.7)

As discussed above under “— Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2009, the depreciation of the Mexican peso against the euro negatively affected the results of operations of our Mexican subsidiaries in euro terms. The average Mexican peso to euro exchange rate for 2009, decreased by 13.3% compared to the average exchange rate for 2008.

Net interest income

Net interest income of this business area for 2009 was €3,307 million, an 11.0% decrease from the €3,707 million recorded for 2008, due primarily to the depreciation of Mexican peso compared to euro, partially offset by larger business volumes, as well as an active pricing policy.

Net fees and commissions

Net fees and commissions of this business area amounted to €1,077 million for 2009, a 9.4% decrease from the €1,189 million recorded 2008, due to the depreciation of Mexican peso compared to euro, partially offset by a positive performance on banking services and pension fund management.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains on financial assets and liabilities and exchange differences of this business area for 2009 amounted to €370 million, a 1.3% decrease from the net gains of €375 million for 2008. Net gains (losses) on financial assets and liabilities and exchange differences for 2008 included non-recurring gains from the sales of shares in the initial public offering of Visa Inc. and there was no comparable transaction in 2009.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for 2009, was €116 million, a 25.5% decrease from the €155 million recorded for 2008, due to the depreciation of Mexican peso compared to euro, partially offset by an increase in income from the pension and insurance businesses.

Gross income

As a result of the foregoing, gross income of this business area for 2009, was €4,870 million, a 10.2% decrease from the €5,426 million recorded for 2008.

Administrative costs

Administrative costs of this business area for 2009 amounted to €1,489 million, a 14.0% decrease from the €1,730 million recorded for 2008. In the latter part of 2008 we instituted certain cost-control programs to limit the rate of local currency growth in administrative costs in this business area, the effects of which began to be felt in 2009.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2009 was €1,525 million, a 37.4% increase over the €1,110 million recorded for 2008, due primarily to increases from the consumer loan and credit card segments due to a general deterioration in economic conditions. The business area’s non-performing assets ratio increased to 4.3% as of December 31, 2009 from 3.1% as of December 31, 2008.

Income before tax

As a result of the foregoing, income before tax of this business area for 2009 was €1,770 million, a 28.9% decrease from the €2,488 million recorded for 2008.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2009 was €1,357 million, a 29.7% decrease from the €1,930 million recorded in 2008.

South America

	Year Ended December 31,		Change
	2009	2008	2009/2008
	(In millions of euros)		(in %)

Net interest income	2,566	2,149	19.4

Net fees and commissions	908	775	17.1
Net gains (losses) on financial assets and liabilities and exchange differences	405	253	60.4
Other operating income and expenses (net)	(242)	15	n.m.	(1)

Gross income	3,637	3,192	14.0

Administrative costs	(1,464)	(1,314)	11.4
Depreciation and amortization	(115)	(107)	7.8
Impairment on financial assets (net)	(431)	(358)	20.4
Provisions (net) and other gains (losses)	(52)	(17)	n.m.	(1)

Income before tax	1,575	1,396	12.9

Income tax	(404)	(318)	27.0

Net income	1,172	1,078	8.7

Net income attributed to non-controlling interests	(392)	(351)	11.6

Net income attributed to parent company	780	727	7.3

(1)	Not meaningful.

As discussed above under “— Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2009, the depreciation of certain of the currencies in the countries in which we operate in South America against the euro slightly negatively affected the results of operations of our foreign subsidiaries in euro terms.

Net interest income

Net interest income for 2009, was €2,566 million, a 19.4% increase over the €2,149 million recorded for 2008, due to larger business volumes and more favorable customer spreads.

Net fees and commissions

Net fees and commissions of this business area amounted to €908 million for 2009, a 17.1% increase from the €775 million recorded for 2008, mainly due to an increase in banking and mutual fund commissions due primarily to larger business volumes.

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

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for 2009 was a loss of €242 million compared to a gain of €15 million recorded in 2008, due mainly to the impact in the consolidated financial statements of the treatment of Venezuela as a hyperinflationary economy in 2009.

Gross income

As a result of the foregoing, the gross income of this business area for 2009 was €3,637 million, a 14.0% increase over the €3,192 million recorded in 2008.

Administrative costs

Administrative costs of this business area for 2009 were €1,464 million, an 11.4% increase from the €1,315 million recorded for 2008, due primarily to growth in salaries that were lower than average inflation in the region.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2009 was €431 million a 20.4% increase from the €358 million recorded for 2008, due to generic provisions attributable to the rise in lending volume as under Bank of Spain rules recently-made loans require higher generic provisions than older loans in our portfolio. The business area’s non-performing assets ratio increased to 2.7% as of December 31, 2009 from 2.1% as of December 31, 2008.

Income before tax

As a result of the foregoing, income before tax of this business area for 2009 was €1,575 million, a 12.9% increase over the €1,396 million recorded in 2008.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2009 was €780 million, a 7.3% increase over the €727 million in 2008.

The United States

	Year Ended December 31,		Change
	2009	2008	2009/2008
	(In millions of euros)		(in %)

Net interest income	1,679	1,471	14.2

Net fees and commissions	610	584	4.4
Net gains (losses) on financial assets and liabilities and exchange differences	156	149	4.6
Other operating income and expenses (net)	(33)	23	n.m.	(1)

Gross income	2,413	2,227	8.3

Administrative costs	(1,159)	(1,140)	1.7
Depreciation and amortization	(205)	(244)	(15.9)
Impairment on financial assets (net)	(1,420)	(379)	n.m.	(1)
Provisions (net) and other gains (losses)	(1,056)	(17)	n.m.	(1)

Income before tax	(1,428)	447	n.m.	(1)

Income tax	478	(139)	n.m.	(1)

Net income	(950)	308	n.m.	(1)

Net income attributed to non-controlling interests	—	—	—

Net income attributed to parent company	(950)	308	n.m.	(1)

(1)	Not meaningful.

As discussed above under “— Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2009, the depreciation of the euro against the dollar positively affected the results of operations of our foreign subsidiaries in euro terms. The average dollar to euro exchange rate for 2009 increased by 5.4% compared to the average exchange rate for 2008.

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

Net interest income

Net interest income for 2009 was €1,679 million, a 14.2% increase over the €1,471 million recorded for 2008, due mainly to increased volumes of activity primarily as a result of the incorporation of the deposits and liabilities acquired from Guaranty, a lower average dollar to euro exchange rate and our active pricing policy.

Net fees and commissions

Net fees and commissions of this business area for 2009 was €610 million, a 4.4% increase over the €584 million recorded in 2008.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2009 were €156 million, a 4.6% increase over the €149 million recorded in 2008.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for 2009 was a loss of €33 million compared to a gain of €23 million recorded for 2008, due primarily to higher contributions to the deposit guarantee fund, as a result of the $28 million contribution made during the second quarter of 2009 to the FDIC.

Gross income

As a result of the foregoing, gross income of this business area for 2009 was €2,413 million, an 8.3% increase over the €2,227 million recorded in 2008.

Administrative costs

Administrative costs of this business area for 2009 were €1,159 million, a 1.7% increase over the €1,140 million recorded for 2008, primarily as a result of the exchange rate effects described above.

Depreciation and amortization

Depreciation and amortization of this business area for 2009 was €205 million, a 15.9% decrease from €244 million in 2008, due primarily to the lower amortization of intangible assets related to the acquisition of the banks comprising this business area.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2009 was €1,420 million compared to €379 million recorded for 2008, due to the write off of impaired assets attributed to the significant decline in economic and credit conditions in the states in which the area operates in the United States. The value of the collateral against which the commercial real-estate loan portfolio was re-assessed, resulting a write-off for the difference, and additional provisions were set aside to maintain the coverage ratio comparable to year end 2008. The business area’s non-performing assets ratio increased to 4.2% as of December 31, 2009 from 2.5% as of December 31, 2008. The non-performing assets ratio as of December 31, 2009 was positively affected by incorporation of performing assets from Guaranty in the third quarter of 2009. The business’ coverage ratio remained at 58% as of December 31, 2009 mainly due to the above-mentioned provisions.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for 2009 reflected losses of €1,056 million, compared to the €17 million losses recorded for 2008, due primarily to impairment losses for goodwill attributed to the significant decline in economic and credit conditions in the states in which the area operates in the United States.

Income before tax

As a result of the foregoing, the income before tax of this business area for 2009 was a loss amounted to €1,428 million compared to the income amounted to €447 million recorded in 2008.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2009 was a loss amounted to €950 million compared to the income amounted to €308 million recorded in 2008.

Wholesale Banking and Asset Management

	Year Ended December 31,		Change
	2009	2008	2009/2008
	(In millions of euros)		(in %)

Net interest income	982	618	59.1

Net fees and commissions	461	375	22.8
Net gains (losses) on financial assets and liabilities and exchange differences	(59)	114	n.m. (1)
Other operating income and expenses (net)	314	406	(22.6)

Gross income	1,699	1,513	12.3

Administrative costs	(475)	(449)	5.9
Depreciation and amortization	(10)	(8)	17.0
Impairment on financial assets (net)	(60)	(171)	(65.0)
Provisions (net) and other gains (losses)	(4)	4	n.m. (1)

Income before tax	1,150	888	29.5

Income tax	(294)	(160)	84.0

Net income	856	728	17.5

Net income attributed to non-controlling interests	(3)	(6)	(44.9)

Net income attributed to parent company	852	722	18.0

(1)	Not meaningful.

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

Net interest income for 2009 was €982 million, a 53.1% increase over the €618 million recorded for 2008. Net gains (losses) on financial assets and liabilities and exchange differences amounted to losses of €59 million, compared to gains of €114 million for 2008. The sum of these headings for 2009 was €924 million, a 26.3% increase over the €731 million recorded for 2008, due primarily to active price management and an increase in the number of customer transactions.

Net fees and commissions

Net fees and commissions of this business area amounted to €461 million for 2009, a 22.8% increase from the €375 million recorded for 2008, due to increased business volumes as a result of the area’s increased strategic focus on customers with the potential to generate high business volumes.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for 2009 was €314 million, a 22.6% decrease from the €406 million recorded for 2008, primarily reflecting the non-recurrence in 2009 of gains recognized on the sale of ownership interests in Gamesa in 2008.

Gross income

As a result of the foregoing, gross income of this business area for 2009 was €1,699 million, a 12.3% increase over the €1,513 million recorded in 2008.

Administrative costs

Administrative costs of this business area for 2009 were €476 million, a 5.9% increase over the €449 million recorded in 2008, due primarily to an increase in employees in connection with growth of the business in Corporate and Investment Banking unit.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2009 was €60 million, a 65.0% decrease from the €171 million recorded for 2008, due to the decline of the loan portfolio and to the focus on customers with better credit (which is also boosting transactional business). The business area’s non-performing assets ratio increased to 1.2% as of December 31, 2009 from 0.2% as of December 31, 2008.

Income before tax

As a result of the foregoing, income before tax of this business area for 2009 was €1,150 million, a 29.5% increase over the €888 million recorded in 2008.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2009 was €852 million, an 18.0% increase over the €722 million recorded in 2008.

Corporate Activities

	Year Ended December 31,		Change
	2009	2008	2009/2008
	(In millions of euros)		(in %)

Net interest income	437	(1,043)	n.m.	(1)

Net fees and commissions	(108)	(33)	n.m.	(1)
Net gains (losses) on financial assets and liabilities and exchange differences	484	437	10.8
Other operating income and expenses (net)	219	177	24.0

Gross income	1,031	(462)	n.m.	(1)

Administrative costs	(559)	(500)	11.7
Depreciation and amortization	(197)	(163)	20.6
Impairment on financial assets (net)	(107)	(113)	n.m.	(1)
Provisions (net) and other gains (losses)	(741)	(608)	21.9

Income before tax	(572)	(1,847)	(69.0)

Income tax	454	713	(36.3)

Net income	(118)	(1,134)	n.m.	(1)

Net income attributed to non-controlling interests	13	(7)	n.m.	(1)

Net income attributed to parent company	(105)	(1,140)	n.m.	(1)

(1)	Not meaningful.

Net interest income

Net interest income of this business area for 2009 was a gain of €437 million compared to the loss of €1,043 million recorded in 2008, due primarily to the favorable impact of lower interest rates and our strong balance sheet management of the euro balance sheet and the positive contribution of interest rate economic hedges.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2009 were €484 million, a 10.8% increase over the €437 million recorded in 2008.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for 2009 was €219 million compared to a gain of €177 million recorded in 2008.

Gross income

As a result of the foregoing, gross income of this business area for 2009 was a gain of €1,031 million, compared to a loss of €462 million recorded in 2008.

Administrative costs

Administrative costs of this business area for 2009 were €559 million, an 11.7% increase from the €500 million recorded in 2008.

Depreciation and amortization

Depreciation and amortization of this business area for 2009 was €197 million, a 20.6% increase over the €163 million recorded in 2008.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2009 was €107 million compared to €113 million recorded for 2008.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for 2009 was a loss of €741 million, compared to a loss of €608 million for 2008. This increased loss was primarily due to impairment charges for investments in tangible assets and inventories from our real estate businesses during the year ended December 31, 2009. The year ended December 31, 2008 included the gross gain of €727 million from the sale of our stake in Bradesco, which was offset in part by a charge of €470 million related to early retirements.

Income before tax

As a result of the foregoing, income before tax of this business area for 2009 was a loss of €572 million, compared to a loss of €1,847 million recorded in 2008.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2009 was a loss of €105 million, compared to €1,140 million in 2008, due primarily to the aforementioned items.

Reconciliation to U.S. GAAP

As of December 31, 2010, 2009 and 2008, shareholders’ equity under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €35,919 million, €29,300 million and €25,656 million, respectively.

As of December 31, 2010, 2009 and 2008, shareholders’ equity under U.S. GAAP was €42,813 million, €36,172 million and € 32,744 million, respectively.

The increase in stockholders’ equity under U.S. GAAP as of December 31, 2010, 2009 and 2008 as compared to stockholders’ equity under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 at each of those dates is principally due to the goodwill that arose from the business combinations with Argentaria (2000) and Bancomer (2004).

For the years ended December 31, 2010, 2009 and 2008, net income attributed to parent company under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €4,606 million, €4,210 million and €5,020 million, respectively.

For the years ended December 31, 2010, 2009 and 2008 net income attributed to parent company under U.S. GAAP was €4,299 million, €3,825 million and €4,070 million, respectively.

The differences in net income in 2010 and 2009 under U.S. GAAP as compared to net income attributed to parent company for the years 2010 and 2009 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 are principally due to the reconciliation item “valuation of assets”.

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

Liquidity risk management and controls are explained in Note 7.3 to the Consolidated Financial Statements. In addition, information on outstanding contractual maturities of assets and liabilities is provided in Note 7.5 to the Consolidated Financial Statements. For information concerning our short-term borrowing, see “Item 4. Information on the Company — Selected Statistical Information — LIABILITIES — Short-term Borrowings”.

The following table shows the balances as of December 31, 2010, 2009 and 2008 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

	As of December 31,	As of December 31,	As of December 31,
	2010	2009	2008
	(In millions of euros)

Customer deposits	275,789	254,183	255,236
Due to credit entities	68,180	70,312	66,805
Debt securities in issue	102,599	117,817	121,134
Other financial liabilities	6,596	5,624	7,420

Total	453,164	447,936	450,595

Customer deposits

Customer deposits amounted to €275,789 million as of December 31, 2010, compared to €254,183 million as of December 31, 2009 and €255,236 million as of December 31, 2008. The increase from December 31, 2009 to December 31, 2010 was primarily caused by an increase in time deposits in the domestic sector and low-cost funds in the non-domestic sector.

Our customer deposits, excluding assets sold under repurchase agreements amounted to €251,780 million as of December 31, 2010 compared to €242,194 million as of December 31, 2009 and €238,589 million as of December 31, 2008.

Due to credit entities

Amounts due to credit entities amounted to €68,180 million as of December 31, 2010, compared to €70,312 million as of December 31, 2009 and €66,805 million as of December 31, 2008. The decrease as of December 31, 2010 compared to December 31, 2009, was primarily a result of a reduction in the amount borrowed from the European Central Bank in 2010.

Capital markets

We have continued making debt issuances in the domestic and international capital markets in order to finance our activities and as of December 31, 2010 we had €85,179 million of senior debt outstanding, comprising €71,964 million in bonds and debentures and €13,215 million in promissory notes and other securities, compared to €99,939 million, €70,357 million and €29,582 million outstanding as of December 31, 2009,respectively (€104,157 million, €84,172 million and €19,985 million outstanding, respectively, as of December 31, 2008). See Note 23.4 to the Consolidated Financial Statements.

In addition, we had a total of €11,569 million in Subordinated Debt including convertible subordinated obligations in an aggregated principal amount of €2,000 million issued in September 2009 and €5,202 million in Preferred Securities outstanding as of December 31, 2010, and included in the total of debt securities in issue, compared to €12,117 million and €5,188 million outstanding as of December 31, 2009, respectively,(€10,785 million and €5,464 million outstanding as of December 31, 2008, respectively). The breakdown of the outstanding Subordinated Debt and Preferred Securities by entity issuer, maturity, interest rate and currency is disclosed in Appendix VIII of the Consolidated Financial Statements.

The average maturity of our outstanding Debt Certificates and Subordinated Debt as of December 31, 2010, was the following:

Senior Debt	2.9 years
Subordinated Debt (excluding Preference Securities)	8.5 years

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

Even where minimum capital requirements are met and funds are legally available therefore, the relevant regulator could advise against the transfer of funds to us in the form of cash dividends, loans or advances, for prudence reasons or otherwise.

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

See Note 53 of the Consolidated Financial Statements for additional information on our Consolidated Statements of Cash Flows.

Capital

Under the Bank of Spain’s capital adequacy regulations, as of December 31, 2010, 2009 and 2008, we were required to have a ratio of consolidated stockholders’ equity to risk-weighted assets and off-balance sheet items (net of certain amounts) of not less than 8%. As of December 31, 2010, this ratio was 11.9%, down from 12.9% as of December 31, 2009, and our stockholders’ equity exceeded the minimum level required by 48.5%, up from 37.9% at the prior year end. As of December 31, 2008, this ratio was 11.2% and our stockholders’ equity exceeded the minimum level required by 28.6%.

Based on the framework of the Basel II and using such additional assumptions as we consider appropriate, we have estimated that as of December 31, 2010, 2009 and 2008 our consolidated Tier I risk-based capital ratio was 10.5%, 9.4% and 7.9%, respectively, and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was 13.7%, 13.6% and 12.2%, respectively. The Basel II recommends that these ratios be at least 4% and 8%, respectively.

For qualitative and quantitative information on the principal risks we face, including market, credit, and liquidity risks as well as information on funding and treasury policies and exchange rate risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Stress Test and Sovereign Debt Exposure

In July 2010, the Committee of European Banking Supervisors (CEBS), published the results of the stress tests performed in conjunction with national financial supervisors. The overall objective of this exercise was to provide policy information for assessing the resilience of the EU banking system to possible adverse economic developments and to assess the ability of banks to absorb possible shocks in credit and market risks, including potential sovereign defaults by European governments.

This stress test exercise was conducted on a sample of 91 European banks that represented 65% of the total assets of the EU banking sector as a whole. The commitment made at the European level was that participating institutions of each country should represent 50% of the banking sector. The Bank of Spain conducted the stress test for all saving banks and for almost all commercial banks, including all listed banks, which together represented 95% of the total assets of the Spanish banking sector.

The stress test focused mainly on credit and market risks, including the exposures to European sovereign debt. The focus of the stress test was on capital adequacy; liquidity risks were not directly stress tested. The exercise was carried out on the basis of the consolidated year-end 2009 figures and the scenarios have been applied over a period of two years — 2010 and 2011. The aggregate Tier I capital ratio was used as a common measure of banks resilience to shocks.

For the purpose of stress testing the credit risk and simulating profit and losses, two sets of macro-economic scenarios, namely benchmark and adverse, including sovereign shock, were used.

The adverse scenario incorporates in the case of Spain a high degree of stress that translates into a decline in GDP in 2010-2011 of 2.6%, a decline in housing prices and other assumptions for the evolution of net operational income. The benchmark ratio was established as a ratio of Tier 1 capital to total risk weighted assets (RWA) of 6%. This is not a legal requirement.

In the worst case scenario prescribed under such tests for 2011, BBVA would maintain approximately the same Tier 1 capital ratio (9.3%) that it had at the end of 2009 (9.4%).

New stress tests in the euro area are expected to be published in June 2011.

We present in the following table a detail of BBVA’s global exposure to European and non-European sovereign debt as of December 31, 2010:

	(In millions of euros)%

Rating
Higher than AA	35,293	56.23%
Of which:
Spain	31,212	49.72%
AA or below	27,475	43.77%
Of which:
Mexico	17,665	28.14%
Italy	4,229	6.74%
Portugal	58	0.09%
Ireland	—	—
Greece	107	0.17%

Total	62,768	100%

C.	Research and Development, Patents and Licenses, etc.

In 2010, we continued to foster the use of new technologies as a key component of our global development strategy. We explored new business and growth opportunities, focusing on three major areas: emerging technologies; asset capture/exploitation; and the customer as the focal point of its banking business.

The BBVA Group is not materially dependent on the issuance of patents, licenses and industrial, mercantile or financial contracts or on new manufacturing processes in carrying out its business purpose.

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

The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on us or that would cause the financial information disclosed herein not to be indicative of our future operating results or financial condition:

•	the prolonged downturn in the Spanish economy and sustained unemployment above historical averages;

•	the restructuring of the Spanish banking sector, specially with concentration in savings banks;

•	doubts about European peripheral economies will probably continue in 2011, so financial markets will remain closed;

•	uncertainties relating to the sustainability of any recovery in economic growth and interest rate cycles, especially in the United States, where the high current account deficit of the U.S. economy may translate into an upward adjustment of risk premium and higher global interest rates;

•	the fragility of the recovery from the financial crisis triggered by defaults on subprime mortgages and related asset-backed securities in the United States which has significantly disrupted the liquidity of financial institutions and markets;

•	the fragility of the Greek, Portuguese and Irish economies, which could affect the funding costs of Spanish financial institutions and of the Government;

•	the effects of the withdrawal of significant monetary and fiscal stimulus programs and uncertainty over government responses to growing public deficits;

•	uncertainty over regulation of the financial industry, including the potential limitation on the size or scope of the activities of certain financial institutions or additional capital requirements, coming both from the Bank of Spain or globally;

•	uncertainty over the minimum solvency levels to be required to the financial institutions by the Spanish government;

•	the continued downward adjustment in the housing sector in Spain, which could further negatively affect credit demand and household wealth, disposable income and consumer confidence. The existence of a significant over supply in the housing market in Spain and the pessimistic expectations about house price increases are likely to postpone investment decisions, therefore negatively affecting mortgage growth rates;

•	continued volatility in capital markets or a downturn in investor confidence, linked to factors such as geopolitical risk, particularly given the environment in the Middle East. Continued or new crises in the region could cause an increase in oil prices, generating inflationary pressures that will have a negative effect on interest rates and economic growth;

•	the effect that an economic slowdown may have over Latin American markets and fluctuations in local interest and exchange rates; and

•	although it is foreseeable that entry barriers to domestic markets in Europe will be lowered, our plans for expansion into other European markets could be affected by entry barriers in such countries and by protectionist policies of national governments, which are generally higher in times of crisis.

E.	Off-Balance Sheet Arrangements

In addition to loans, we had outstanding the following contingent liabilities and commitments at the dates indicated:

	As of December 31,
	2010	2009	2008
	(In millions of euros)

Contingent liabilities:
Rediscounts, endorsements and acceptances	49	45	81
Guarantees and other sureties	28,092	26,266	27,649
Other contingent liabilities	8,300	6,874	8,222

Total contingent liabilities	36,441	33,185	35,952

Commitments:
Balances drawable by third parties:
Credit entities	2,303	2,257	2,021
Public authorities	4,135	4,567	4,221
Other domestic customers	27,201	29,604	37,529
Foreign customers	53,151	48,497	48,892

Total balances drawable by third parties	86,790	84,925	92,663
Other commitments	3,784	7,398	6,234

Total commitments	90,574	92,323	98,897

Total contingent liabilities and commitments	127,015	125,508	134,849

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance-sheet funds managed by us as of December 31, 2010, 2009 and 2008:

	As of December 31,
	2010	2009	2008
	(In millions of euros)

Mutual funds	41,006	39,849	37,076
Pension funds	72,598	57,264	42,701
Other managed assets	25,435	26,501	24,582

Total	139,039	123,614	104,359

See Note 38 to the Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Our consolidated contractual obligations as of December 31, 2010 based on when they are due, were as follows:

	Less Than One	One to Three	Three to Five	Over Five
	Year	Years	Years	Years	Total
	(In millions of euros)

Senior debt	23,462	8,938	33,969	15,843	82,212
Subordinated debt	788	948	1,784	13,251	16,771
Capital lease obligations	—	—		—	—
Operating lease obligations	144	71	29	89	332
Purchase obligations	26	—		—	26

Total(*)	24,420	9,956	35,782	29,183	99,341

(*)	Interest to be paid is not included. The majority of the senior and subordinated debt was issued at variable rates. The financial cost of such issuances for 2010, 2009 and 2008 is detailed in Note 39.2 to the Consolidated Financial Statements. Commitments with personnel for 2010, 2009 and 2008 are detailed in Note 26 to the Consolidated Financial Statements. The breakdown by maturities of customer deposits for 2010, 2009 and 2008 is provided in Note 7 to the Consolidated Financial Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Our Board of Directors has also approved a report on corporate governance for 2010, according to the guidelines set forth under Spanish regulation for listed companies. It can be found on our website (www.bbva.com).

Our website was created as an instrument to facilitate information and communication with shareholders. It provides special direct access to all information considered relevant to BBVA’s corporate governance system in a user-friendly manner.

A.	Directors and Senior Management

We are managed by a Board of Directors that currently has 12 members. Pursuant to article one of the Board regulations, independent directors are those external directors who have been appointed in view of their personal and professional qualifications and can carry out their duties without being compromised by their relationships with us, our significant shareholders or our senior managements. Independent directors may not:

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

h) Have not been proposed by the Appointments Committee for appointment or renewal.

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

According to recommendations on corporate governance, the Board has established a limit on how long a director may remain independent. Directors may not remain on the Board as independent directors after having sat on it as such for more than twelve years running.

Regulations of the Board of Directors

The principles and elements comprising our corporate governance are set forth in our Board regulations, which govern the internal procedures and the operation of the Board and its committees and directors’ rights and duties as described in their charter. Originally approved in 2004, these regulations have been amended in May 2010 to reflect the creation of two new committees: one in charge of Appointments and another one in charge of Compensation, which replace the previous Appointments & Compensation Committee in order to keep the Bank’s corporate governance system at the forefront of governance practices and enhance the role of each committee by achieving greater specialization in each separate matter. Furthermore, our Board regulations have also been amended in February 2011 in order to adapt them to the amendments to the Spanish Companies Act (currently the Capital Companies Act), and the Spanish Auditing Law entered into force in 2010 as mentioned under Item 4 of this Annual Report.

The following provides a brief description of several significant matters covered in the regulations of the Board of Directors.

Appointment and Re-election of Directors

The proposals that the Board submits to the Company’s AGM for the appointment or re-election of directors and the resolutions to appoint directors made by the Board of Directors shall be approved at the proposal of the Appointments Committee in the case of independent directors and on the basis of a report from said committee in the case of all other directors.

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

Incompatibilities

Directors are also subject to a regime of incompatibilities, which places strict constraints on holding posts on governing bodies of Group companies or companies in which the Group has a holding. Non-executive directors may not sit on the boards of subsidiaries or related companies because of the Group’s holding in them, whilst executive directors may only do so if they have express authority.

In the performance of their duties, directors will be subject to the rules on incompatibility established under prevailing legislation at any time and in particular under Act 31/1968, 27th July, on senior-management incompatibilities in the private-sector banking industry.

Directors may not, on their own behalf or on behalf of a third party, engage in an activity that is identical, similar or supplementary to that which constitutes the Company’s corporate purpose, unless it is with the express authorization of the Company, by resolution of the AGM, for the purpose of which they must inform the Board of Directors of that fact.

Moreover, directors who cease to be members of the Bank’s Board may not offer their services to any other financial institution competing with the Bank or of its subsidiaries for two years after leaving, unless expressly authorized by the Board. Such authorization may be denied on the grounds of corporate interest.

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

The Board of Directors

Our Board of Directors is currently comprised of 12 members, as in the meeting held on March 29, 2011 the Board accepted the resignation of Mr. Rafael Bermejo Blanco as member of the Board due to the fact that he had reached the age limit provided in the regulations of the Board.

Our Board of Directors has also agreed the appointment of Mr. José Luis Palao García-Suelto as member and chairman of the Audit and Compliance Committee.

The following table sets forth the names of the members of the Board of Directors as of that date of this Annual Report on Form 20-F, their date of appointment and, if applicable, reelection, their current positions and their present principal outside occupation and employment history.

					Present Principal
					Outside Occupation
				Date	and Employment
Name	Birth Year	Current Position	Date Nominated	Re-elected	History(*)

Francisco González Rodríguez(1)	1944	Chairman and Chief Executive Officer	January 28, 2000	March 12, 2010	Chairman and CEO of BBVA, since January 2000. Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A.
Angel Cano Fernández(1)	1961	President and Chief Operating Officer	September 29, 2009	March 12, 2010	President and Chief Operating Officer, BBVA, since 2009. Substitute director of Grupo Financiero BBVA Bancomer and BBVA Bancomer, S.A. de C.V. Citic Bank board member. BBVA Director of Resources and Means from 2005 to 2009.
Tomás Alfaro Drake(2)(3)	1951	Independent Director	March 18, 2006	March 11, 2011	Chairman of the Appointments Committee of BBVA since May 25, 2010. Director of Business Management and Administration and Business Sciences programs at Universidad Francisco de Vitoria since 1998.
Juan Carlos Álvarez Mezquíriz(1)(4)	1959	Independent Director	January 28, 2000	March 11, 2011	Managing Director of Grupo El Enebro, S.A. Former Manager Director of Grupo Eulen. S.A. until 2010.
Ramón Bustamante y de la Mora(2)(5)	1948	Independent Director	January 28, 2000	March 12, 2010	Was Director and General Manager and Non-Executive Vice-President of Argentaria and Chairman of Unitaria (1997).
José Antonio Fernández Rivero(3)(5)	1949	Independent Director	February 28, 2004	March 13, 2009	Chairman of Risk Committee since March 30, 2004; On 2001 was appointed Group General Manager, until January 2003. Has been director representing BBVA on the Boards of Telefónica, Iberdrola, and of Banco de Crédito Local, and Chairman of Adquira.
Ignacio Ferrero Jordi(1)(4)	1945	Independent Director	January 28, 2000	March 12, 2010	Chief Operating Officer of Nutrexpa, S.A. and La Piara, S.A. Chairman of Aneto Natural.
Carlos Loring Martínez de Irujo(2)(4)	1947	Independent Director	February 28, 2004	March 11, 2011	Chairman of the Compensation Committee of BBVA since May 2010 (former Chairman of the Appointments and Compensation Committee since April 2006). Was Partner of J&A Garrigues, from 1977 until 2004.
José Maldonado Ramos (3)(4)(5)	1952	External Director	January 28, 2000	March 13, 2009	Was appointed Director and General Secretary of BBVA, in January 2000. Took early retirement as Bank executive in December 2009.
Enrique Medina Fernández(1)(5)	1942	Independent Director	January 28, 2000	March 13, 2009	State Attorney on Sabbatical. Deputy Chairman of Gines Navarro Construcciones until it merged to become Grupo ACS.
José Luis Palao García-Suelto(2)	1944	Independent Director	February 1, 2011	March 11, 2011	Chairman of the Audit and Compliance Committee of BBVA since March 29, 2011. Senior Partner of the Financial Division in Spain at Arthur Andersen, from 1979 until 2002. Freelance consultant, from 2002 to 2010.
Susana Rodríguez Vidarte(2)(3)(4)	1955	Independent Director	May 28, 2002	March 11, 2011	Was Dean of Deusto “La Comercial” University 1996-2009. Member of the accounts auditing institute.

(*)	Where no date is provided, the position is currently held.

(1)	Member of the Executive Committee.

(2)	Member of the Audit and Compliance Committee.

(3)	Member of the Appointments Committee.

(4)	Member of the Compensation Committee.

(5)	Member of the Risk Committee.

Executive Officers or Management Committee (Comité de Dirección)

Our executive officers were each appointed for an indefinite term. Their positions as of the date of this Annual Report on Form 20-F are as follows:

Present Principal Outside Occupation and
Name	Current Position	Employment History(*)

Francisco González Rodríguez	Chairman and Chief Executive Officer	Chairman, BBVA, since January 2000. Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer, S.A.
Ángel Cano Fernández	President and Chief Operating Officer	Substitute director, Grupo Financiero BBVA Bancomer and BBVA Bancomer, S.A. de CV
Eduardo Arbizu Lostao	Head of Legal, Tax, Audit and Compliance department	Head of Legal department of BBVA, since 2002; Chief Executive Officer, Barclays Bank Spain, 1997 to 2002.
Manuel González Cid	Head of Finance Division	Deputy General Manager, BBVA — Head of the Merger Office, 1999 to 2001. Head of Corporate Development, BBVA, 2001 to 2002. Director and Vice president of Repsol YPF, S.A. 2003-2005.
José María García Meyer-Dohner	Head of Global Retail Business Banking	BBVA Business Management and Coordination Manager for Mexico, 2000-2001. Commercial Banking Manager for BBVA Bancomer, 2001-2004. From 2004 Head of USA, Country Manager and Chairman of BBVA Compass. Global Retail Business Banking since 2010.
Ignacio Deschamps González	Head of Mexico	Commercial Banking Director for BBVA Bancomer to 2006. General Director of BBVA Bancomer since December 2006.
Juan Asúa Madariaga	Head of Corporate and Business -Spain and Portugal	Global Corporate Banking Director, BBVA, 2000. E-Commerce Director, BBVA, 2000-2001. Corporate Global Banking Director, BBVA, 2001-2005.
Jose Barreiro Hernández	Head of Wholesale Banking and Asset Management	Spanish Markets Director, BBVA, 2000-2001. Head of Global Markets and Distribution, Trading and Equity, BBVA, 2001-2005.
Vicente Rodero Rodero	Head of South America	BBVA Corporate Banking Director for Mexico, 1995-1999. BBVA Personal Banking Director, 1999-2003. BBVA Regional Director for Madrid, 2003-2004. BBVA Commercial Banking Director for Spain, 2004-2006.
Carlos Torres Vila	Head of Strategy & Development	BBVA Corporate Strategy & Development Director since January 2009. He entered in BBVA on September 2008. Before he worked five years in Endesa as Strategy Corporate Director.
Gregorio Panadero Illera	Head of Brand and Communication	From April 1, 2009, Head of BBVA Corporate Brand & Communications Department. Director of Communications and Corporate Responsibility at Grupo Ferrovial from 2006 to 2009.
Manuel Castro Aladro	Head of Risk	Head of BBVA Risk Department since September 2009. Director of Innovation and Business Development from 2005 to 2009.
Ramón Monell Valls	Head of Innovation & Technology	Head of BBVA Innovation and Technology since September 2009. From 2002-2005 Chief Operating Officer of BBVA in Chile. BBVA Director of Technology & Operations. (2006-2009).
Juan Ignacio Apoita Gordo	Head of Human Resources & Services	BBVA Head of Human Resources and Services since September 2009 BBVA Head of Human Resources Director from 2006 to 2009.
Manuel Sánchez Rodríguez	Head of United States	Working at BBVA since 1990. From 2002-2005 Risks Manager at BBVA Bancomer in Mexico. From 2005-2080 Laredo National Bank. CEO of BBVA Compass from 2008 and Country Manager from 2010.

(*)	Where no date is provided, positions are currently held.

B.	Compensation

The provisions of BBVA’s bylaws that relate to compensation of directors are in strict accordance with the relevant provisions of Spanish law. The main provisions of the bylaws that relate to these matters are those that, in accordance with applicable Spanish law, allow the members of the Board of Directors to determine their administration costs or agree on such additional benefits they consider appropriate or necessary, up to an amount equivalent to four percent of our paid-up capital per year from the net earnings, which may only be paid after the minimum yearly dividend equivalent to four percent of the paid-in capital has been paid to our shareholders.

Remuneration of non-executive Directors

The remuneration paid to individual non-executive members of the Board of Directors in 2010 is indicated below, broken down by type of remuneration in thousand of euros:

					Appointments
			Audit and		and
		Executive	Compliance	Risk	Compensation	Appointments	Compensation
	Board	Committee	Committee	Committee	Committee(4)	Committee(5)	Committee(5)	Total

Tomás Alfaro Drake	129	—	71	—	—	59	—	259
Juan Carlos Álvarez Mezquiriz	129	167	—	—	18	—	25	339
Rafael Bermejo Blanco(*)	129	—	179	107	—	—	—	415
Ramón Bustamante y de La Mora	129	—	71	107	—	—	—	307
José Antonio Fernández Rivero(1)	129	—	—	214	—	23	—	366
Ignacio Ferrero Jordi	129	167	—	—	18	—	25	339
Carlos Loring Martínez de Irujo	129	—	71	—	45	—	62	307
José Maldonado Ramos	129	—	—	107	—	23	25	284
Enrique Medina Fernández	129	167	—	107	—	—	—	403
Susana Rodríguez Vidarte	129	—	71	—	18	23	25	266

Total(3)	1,290	501	463	642	99	128	162	3,284

(1)	José Antonio Fernández Rivero, apart from the amounts listed in the previous table, also received a total of €652 thousand during 2010 in early retirement payments as a former member of the BBVA management.

(2)	José Maldonado Ramos, who stood down as a BBVA executive on December 22, 2009, apart from the amounts shown in the previous table, also received a total of €805 thousand during 2010 as variable remuneration accrued during 2009 for his former position as BBVA Secretary.

(3)	Roman Knörr Borrás, who stood down as director on March 23, 2010, received a total of €74 thousand in 2010 as remuneration for belonging to the Board of Directors and the Executive Committee until that date.

(4)	Under a Board of Directors resolution of May 25, 2010, two new Board committees were set up, the Appointments Committee and the Compensation Committee, to replace the former Appointments & Compensation Committee. The amount included in the table above relates to amounts paid until the creation of the two new committees

(5)	The amount included in the table above relates to amounts paid since the creation of the new committees.

(*)	As previously mentioned, in the meeting held on March 29, 2011, the Board accepted the resignation of Mr. Rafael Bermejo Blanco as member of the Board due to the fact that he had reached the age limit provided in the Regulations of the Board.

Remuneration of executive directors

The remuneration paid to individual executive directors in 2010 is indicated below, broken down by type of remuneration (in thousands of euros):

	Fixed	Variable
	Remuneration	Remuneration(*)	Total (**)

Chairman and CEO	1,928	3,388	5,316
President and COO	1,249	1,482	2,731

Total	3,177	4,870	8,046

(*)	Figures for the variable pay from 2009 received in 2010.

(**)	The remuneration paid to the current President and COO, who was appointed on September 29, 2009, includes the amount payable as Head of Resources & Systems for the time he occupied this position (9 months) and the remuneration earned as President and COO since his appointment.

In addition, the executive directors received payment-in-kind during 2010 totaling €32 thousand, of which €10 thousand relates to the Chairman and CEO and €22 thousand relates to the President and COO.

The executive directors accrued variable remuneration for 2010, to be paid in 2011, amounting to €3,011 thousand in the case of the Chairman and CEO and €1,889 thousand in the case of the President and COO.

These amounts are recognized under the item “Other liabilities — Accruals” on the liability side in the consolidated balance sheet as of December 31, 2010.

Remuneration of the members of the Management Committee

The remuneration paid in 2010 to the members of BBVA’s Management Committee who held such position as of December 31, 2010, other than the executive directors, amounted to €7,376 thousand in fixed remuneration and €15,174 thousand in variable remuneration accrued in 2009 and paid in 2010.

In addition, the members of the Management Committee who held such position as of December 31, 2010, other than the executive directors, received remuneration in kind and other items totaling €807 thousand in 2010.

Variable multi-year stock remuneration program for executive directors and members of the Management Committee

Settlement of the multi-year variable share-based remuneration plan for 2009-2010

The AGM of the Bank held on March 13, 2009 approved a Multi-Year Variable Share-Based Remuneration Plan for 2009/2010 (the “2009/2010 Program”) for members of BBVA’s executive team. The number of shares to be allocated to each beneficiary of the 2009/2010 Program is obtained by multiplying the initial number of units assigned to each such beneficiary by a coefficient ranging from 0 to 2. This coefficient reflects the relative performance of BBVA’s total stockholder return (TSR) during the period 2009-2010 compared to the TSR of a group of 18 international banks of reference.

In accordance with the resolution of the AGM, the number of units allocated to BBVA executive directors under the 2009/2010 Program was 215,000 for the Chairman and CEO, 131,707 for the President and COO, and 817,464 for members of the Management Committee who held such position as of December 31, 2010, excluding executive directors.

Once the 2009/2010 Program period was completed, on December 31, 2010, the TSR for BBVA and the 18 reference banks was calculated. Since the resulting coefficient was zero, the 2009/2010 Program was settled without any allocation of shares to the beneficiaries.

Multi-year variable share-based remuneration plan for 2010-2011

The AGM of the Bank held on March 12, 2010, approved a new Multi-Year Variable Share-Based Remuneration Plan for 2010-2011 (the “2010/2011 Program”) for members of the BBVA executive team, which will end on December 31, 2011 and be settled on April 15, 2012 (although early settlement is also allowed under the Program).

The number of shares to be given to each beneficiary of the 2010/2011 Program will be determined by multiplying the number of units allocated to each such beneficiary by a coefficient ranging between 0 and 2. This coefficient reflects the relative performance of BBVA’s total stockholder return (TSR) during the period 2010-2011 compared to the TSR of a group of the Bank’s international peers.

These shares will be given to their beneficiaries after the settlement of the Program. They will be able to use these shares as follows: (i) 40 percent of the shares received will be freely transferable by the beneficiaries at the moment they are received; (ii) 30 percent of the shares received will be transferable one year after the settlement date of the Program; and (iii) the remaining 30 percent will be transferable starting two years after the settlement date of the Program.

The number of units assigned for the executive directors under the AGM resolution is 105,000 for the Chairman and CEO and 90,000 for the President and COO. The total number of units assigned under this Program to the Management Committee members who held this position on December 31, 2010, excluding executive directors, was 385,000.

Scheme for remuneration of Non-executive Directors with deferred distribution of shares

The Bank’s AGM of March 18, 2006 resolved, under agenda item number eight, to establish a remuneration scheme based on the deferred distribution of BBVA shares to the Bank’s non-executive directors, to replace the earlier post-employment scheme in place for these directors.

The plan is based on the annual assignment to non-executive directors of a number of “theoretical shares” equivalent to 20% of the total remuneration received by each of them in the previous year. The share price used in the calculation is the average closing price of the BBVA shares in the sixty stock market sessions before the dates of the ordinary AGMs that approve the annual financial statements for each year. The shares will be given to each beneficiary on the date he or she leaves the position of director for any reason except serious breach of duties.

The number of “theoretical shares” allocated to non-executive director beneficiaries under the deferred share distribution scheme approved by the AGM for 2010, equivalent to 20% of the total remuneration paid to each such beneficiary in 2009, is set out below:

	Theoretical	Accumulated
Directors	Shares	Theoretical Shares

Tomás Alfaro Drake	3,521	13,228
Juan Carlos Álvarez Mezquíriz	5,952	39,463
Rafael Bermejo Blanco(*)	7,286	23,275
Ramón Bustamante y de la Mora	5,401	38,049
José Antonio Fernández Rivero	6,026	30,141
Ignacio Ferrero Jordi	5,952	40,035
Carlos Loring Martínez de Irujo	5,405	25,823
Enrique Medina Fernández	7,079	51,787
Susana Rodríguez Vidarte	4,274	24,724

Total(**)	50,896	286,525

(*)	As previously mentioned, in the meeting held on March 29, 2011, the Board accepted the resignation of Mr. Rafael Bermejo Blanco as member of the Board due to the fact that he had reached the age limit provided in the Regulations of the Board.

(**)	Additionally 5,198 shares were assigned to Mr. Roman Knörr Borrás who resigned as a member of the Board in the meeting held on March 23, 2010, as he had reached the age limit provided in the Board regulations.

Pension commitments

The provisions registered as of December 31, 2010 for pension commitments relating to the President and COO were €14,551 thousand, of which €941 thousand were charged against 2010 earnings. As of the date of this Annual Report, there are no other pension obligations to executive directors.

In addition, insurance premiums amounting to €95 thousand were paid on behalf of non-executive members of the Board of Directors.

The provisions registered as of December 31, 2010 for pension commitments relating to Management Committee members, excluding executive directors, amounted to €51,986 thousand, of which €6,756 thousand were charged against 2010 earnings.

Severance payments

There were no commitments as of December 31, 2010 for the payment of severance compensation to executive directors.

In the case of the President and COO, the provisions of his employment contract stipulate that in the event that he loses this position for any reason other than his own will, retirement, disability or serious dereliction of duty, he will take early retirement with a pension payable either as a life annuity or as lump sum payment equal to 75% of his pensionable salary, if this should occur before he reaches 55 years of age, or 85% of such salary after this age.

C.	Board Practices

Committees

Our corporate governance system is based on the distribution of functions between the Board, the Executive Committee and the other Board Committees, namely: the Audit and Compliance Committee; the Appointments Committee; the Compensation Committee; and the Risk Committee.

Our Board of Directors resolved at its meeting of May 25, 2010 to set up two new committees: one in charge of Appointments and another one in charge of Compensation, which replace the previous Appointments & Compensation Committee in order to keep the Bank’s corporate governance system at the forefront of governance practices and enhance the role of each committee by achieving greater specialization in each separate matter.

Executive Committee

Our Board of Directors is assisted in fulfilling its responsibilities by the Executive Committee (Comisión Delegada Permanente) of the Board of Directors. The Board of Directors delegates all management functions, except those that it must retain due to legal or statutory requirements, to the Executive Committee.

As of the date of this Annual Report, BBVA’s Executive Committee was comprised of two executive directors and three independent directors, as follows.

Chairman and Chief Executive Officer:	Mr. Francisco González Rodríguez
President and Chief Operating Officer:	Mr. Ángel Cano Fernandez
Members:	Mr. Juan Carlos Álvarez Mezquíriz
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

The Executive Committee shall meet on the dates indicated in the annual calendar of meetings and when the chairman or acting chairman so decides. During 2010, the Executive Committee met 20 times.

Audit and Compliance Committee

This committee shall perform the duties required under applicable laws, regulations and our bylaws. Essentially, it has authority from the Board to supervise the financial statements and the oversight of the Group.

The Board regulations establish that the Audit and Compliance Committee shall have a minimum of four members appointed by the Board in light of their know-how and expertise in accounting, auditing and/or risk management. They shall all be independent directors, one of whom shall act as chairman, also appointed by the Board.

As of the date of this Annual Report, the Audit and Compliance Committee members were:

Chairman:	Mr. José Luis Palao García-Suelto
Members:	Mr. Tomás Alfaro Drake
Mr. Ramón Bustamante y de la Mora
Mr. Carlos Loring Martínez de Irujo
Mrs. Susana Rodríguez Vidarte

The scope of its functions is as follows (for purposes of the below, “entity” refers to BBVA):

•	Report to the General Meeting on matters that are raised at its meetings on matters within its competence.

•	Supervise the efficacy of the Company’s internal control and oversight, internal audit, where applicable, and the risk-management systems, and discuss with the auditors or audit firms any significant issues in the internal control system detected when the audit is conducted.

•	Supervise the process of drawing up and reporting regulatory financial information.

•	Propose the appointment of auditors or audit firms to the Board of Directors for it to submit the proposal to the General Meeting, in accordance with applicable regulations.

•	Establish correct relations with the auditors or audit firms in order to receive information on any matters that may jeopardize their independence, for examination by the committee, and any others that have to do with the process of auditing the accounts; as well as those other communications provided for in laws and standards of audit. It must unfailingly receive written confirmation by the auditors or audit firms each year of their independence with regard to the entity or entities directly or indirectly related to it and information on additional services of any kind provided to these entities by said auditors or audit firms, or by persons or entities linked to them as provided under Law 19/1988, July 12, on the auditing of accounts.

•	Each year, before the audit report is issued, to put out a report expressing an opinion on the independence of the auditors or audit firms. This report must, in all events, state the provision of any additional services referred to in the previous subsection.

•	Oversee compliance with applicable domestic and international regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to anti-trust regulations. Also to ensure that any requests for action or information made by official authorities in these matters are dealt with in due time and in due form.

•	Ensure that the internal codes of ethics and conduct and securities market trading, as they apply to Group personnel, comply with legislation and are appropriate for the Bank.

•	Especially to enforce compliance with provisions contained in BBVA Director’s Charter, and ensure that directors satisfy applicable standards regarding their conduct on the securities markets.

•	Any others that may have been allocated under these regulations or attributed to the committee by a Board of Directors resolution.

The committee shall also monitor the independence of external auditors. This entails the following two duties:

•	Ensuring that the auditors’ warnings, opinions and recommendations are followed.

•	Establishing the incompatibility between the provision of audit and the provision of consultancy services, unless there are no alternatives in the market to the auditors or companies in the auditors’ group of equal value in terms of their content, quality or efficiency. In such event, the committee must grant its approval, which can be done in advance by delegation to its chairman.

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

The Audit and Compliance Committee meets as often as necessary to comply with its tasks, although an annual meeting schedule is drawn up in accordance with its duties. During 2010 the Audit and Compliance Committee met 13 times.

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

Appointments Committee

The Appointments Committee is tasked with assisting the Board on issues related to the appointment and re-election of Board members.

This committee shall comprise a minimum of three members who shall be external directors appointed by the Board, which shall also appoint its chairman. However, the chairman and the majority of its members must be independent directors, in compliance with the Board regulations.

As of the date of this Annual Report, the members of the Appointments Committee were:

Chairman:	Mr. Tomás Alfaro Drake
Members:	Mr. José Antonio Fernández Rivero
Mr. José Maldonado Ramos
Mrs. Susana Rodríguez Vidarte

The duties of the Appointments Committee are as follows:

•	Draw up and report proposals for appointment and re-election of directors.

To such end, the committee will evaluate the skills, knowledge and experience that the Board requires, as well as the conditions that candidates should display to fill the vacancies arising.

•	Review the status of each director each year, so that this may be reflected in the annual report on corporate governance.

•	Report on the performance of the Chairman of the Board and, where applicable, the Company’s CEO, such that the Board can make its periodic assessment, under the terms established in the Board regulations.

•	Should the chairmanship of the Board or the post of CEO fall vacant, the committee will examine or organize, in the manner it deems suitable, the succession of the Chairman and/or CEO and make corresponding proposals to the Board for an orderly, well-planned succession.

•	Report any appointment and separation of senior managers.

•	Any others that may have been allocated under the Board regulations or attributed to the committee by a Board of Directors resolution.

In the performance of its duties, the Appointments Committee will consult with the Chairman of the Board and, where applicable, the CEO via the committee chair, especially with respect to matters related to executive directors and senior managers.

In accordance with our Board regulations, the committee may ask members of the BBVA Group to attend its meetings, when their responsibilities relate to its duties. It may also receive any advisory services it requires to inform its criteria on issues falling within the scope of its powers.

The chair of the Appointments Committee will convene it as often as necessary to comply with its functions although an annual meeting schedule will be drawn up in accordance with its duties. During 2010 the Appointments Committee met 2 times (the former Appointments & Compensation Committee met 3 times in 2010).

Compensation Committee

The Compensation Committee’s essential function is to assist the Board on matters regarding the remuneration policy for directors and senior management.

The committee will comprise a minimum of three members who will be external directors appointed by the Board, which will also appoint its chair. The chair and the majority of its members must be independent directors, in compliance with the Board regulations.

As of the date of this Annual Report, the members of the Appointments Committee were:

Chairman:	Mr. Carlos Loring Martínez de Irujo
Members:	Mr. Juan Carlos Álvarez Mezquiriz
Mr. Ignacio Ferrero Jordi
Mr. José Maldonado Ramos
Mrs. Susana Rodríguez Vidarte

The scope of the functions of the Compensation Committee is as follows:

•	Propose the remuneration system for the Board of Directors as a whole, in accordance with the principles established in the Company Bylaws. This committee will propose the items comprising the system, their amounts and method of payment.

•	Determine the extent and amount of the remuneration, entitlements and other economic rewards for the Chairman and CEO, the President and COO and, where applicable, other executive directors of the Bank, so that these can be reflected in their contracts. The Committee’s proposals on such matters will be submitted to the Board of Directors.

•	Issue a report on the directors’ remuneration policy each year. This will be submitted to the Board of Directors, which will apprise the Company’s Annual General Meeting each year.

•	Propose the remuneration policy for senior management to the Board, and the basic terms and conditions to be contained in their contracts.

•	Propose the remuneration policy to the Board for employees whose professional activities may have a significant impact on BBVA’s risk profile.

•	Oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to executive directors, senior management and employees whose professional activities may have a significant impact on the BBVA’s risk profile.

•	Any others that may have been allocated under the Board regulations or attributed to the committee by a Board of Directors resolution.

In the performance of its duties, the Compensation Committee will consult with the Chairman of the Board and, where applicable, the Company’s CEO via the committee chair, especially with respect to matters related to executive directors and senior managers.

Pursuant to our Board regulations, the committee may ask members of the BBVA Group to attend its meetings, when their responsibilities relate to its duties. It may also receive any advisory services it requires to inform its criteria on matters falling within the scope of its powers.

The chair of the Compensation Committee will convene it as often as necessary to comply with its functions although an annual meeting schedule will be drawn up in accordance with its duties. During 2010 the Appointments Committee met 2 times (the former Appointments & Compensation Committee met 3 times in 2010).

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

•	Monitor the match between risks accepted and the profile established.

•	Assess and approve, where applicable, any risks whose size could compromise our capital adequacy or recurrent earnings, or that present significant potential operational or reputational risks.

•	Check that we possess the means, systems, structures and resources benchmarked against best practices to allow implementation of its risk management strategy.

The committee meets as often as necessary to best perform its duties, usually once a week. In 2010, it held 48 meetings.

D.	Employees

As of December 31, 2010, we, through our various affiliates, had 106,976 employees. Approximately 83% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

Country	BBVA	Banks	Companies	Total

Spain	25,939	442	2,035	28,416
United Kingdom	93	—	—	93
France	94	—	—	94
Italy	53	—	226	279
Germany	40	—	—	40
Switzerland	—	128	—	128
Portugal	—	925	—	925
Belgium	40	—	—	40
Russia	4	—	—	4
Ireland	—	5	—	5

Total Europe	26,263	1,500	2,261	30,024
United States	165	11,975	—	12,140

Panama	—	345	—	345
Puerto Rico	—	865	—	865
Argentina	—	5,705	—	5,705
Brazil	3	—	17	20
Colombia	—	5,867	—	5,867
Venezuela	—	5,509	—	5,509
Mexico	—	34,082	—	34,082
Uruguay	—	200	—	200
Paraguay	—	372	—	372
Bolivia	—	—	209	209
Chile	—	5,413	—	5,413
Cuba	1	—	—	1
Peru	—	5,715	—	5,715
Ecuador	—	—	273	273

Total Latin America	4	64,073	499	64,576
Hong Kong	169	—	—	169
Japan	13	—	—	13
China	13	—	11	24
Singapore	17	—	—	17
India	2	—	—	2
South Korea	8	—	—	8

Total Asia	222	—	11	233

Australia	3	—	—	3
Total Oceania	3	—	—	3

Total	26,657	77,548	2,771	106,976

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

The terms and conditions of employment in private sector banks in Spain are negotiated with trade unions representing bank employees. Wage negotiations take place on an industry-wide basis. This process has historically produced collective bargaining agreements binding upon all Spanish banks and their employees. The collective bargaining agreement in application during 2009 and 2010 came into effect as of January 1, 2007 and ended on December 31, 2010.

As of December 31, 2010 and 2009, we had 1,060 and 350 temporary employees in our Spanish offices, respectively.

E.	Share Ownership

As of March 29, 2011, the members of the Board of Directors owned an aggregate of 3,181,708 BBVA shares as shown in the table below :

	Directly	Indirectly
	Owned	Owned	Total	% Capital
Name	Shares	Shares	Shares	Stock

Gonzalez Rodríguez, Francisco	395,585	1,944,213	2,339,798	0.052
Cano Fernández, Ángel	332,584	—	332,584	0.007
Alfaro Drake, Tomás	12,213	—	12,213	0.000
Álvarez Mezquiriz, Juan Carlos	170,927	—	170,927	0.004
Bustamante y de la Mora, Ramon	12,362	2,439	14,801	0.000
Fernandez Rivero, José Antonio	60,967	—	60,967	0.001
Ferrero Jordi, Ignacio	3,616	57,499	61,115	0.001
Loring Martínez de Irujo, Carlos	47,736	—	47,736	0.001
Maldonado Ramos, José	73,264	—	73,264	0.002
Medina Fernández, Enrique	39,991	1,505	41,496	0.001
Palao García-Suelto, José Luis	3,048	—	3,048	0.000
Rodriguez Vidarte, Susana	20,801	2,958	23,759	0.001

TOTAL	1,173,094	2,008,614	3,181,708	0.072

BBVA has not granted options on its shares to any members of its administrative, supervisory or management bodies. Information regarding the variable multi-year share based remuneration program (in which executive directors participate) is provided under “Item 6. Directors, Senior Management and Employees — Compensation — Variable multi-year stock remuneration program for executive directors and members of the Management Committee”.

As of March 29, 2011 the executive officers (excluding executive directors) and their families owned 1,086,902 shares. None of our executive officers held 1% or more of BBVA’s shares as of such date.

As of March 29, 2011, a total of 25,706 employees (excluding executive officers and directors) owned 42,878,445 shares, which represents 0.95% of our capital stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of December 31, 2010, Manuel Jove Capellán, beneficially owned 5.07% of our shares. There have not been significant changes in his percentage ownership in the past 3 years. To our knowledge, no other person, corporation or government beneficially owned, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of December 31, 2010, there were 952,618 registered holders of BBVA’s shares, with an aggregate of 4,490,908,285 shares, of which 226 shareholders with registered addresses in the United States held a total of 979,492,736 shares (including shares represented by American Depositary Receipts (“ADRs”)). Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. Our directors and executive officers did not own any ADRs as of December 31, 2010. See “Item 6. Directors, Senior Management and Employees — Share Ownership”

B.	Related Party Transactions

Loans to Directors, Executive Officers and Other Related Parties

As of December 31, 2010, 2009 and 2008, loans granted to members of the Board of Directors amounted to an aggregate of €531, €806 and €33 thousand, respectively.

As of December 31, 2010, 2009 and 2008, loans granted to the Management Committee, excluding the executive directors, amounted to an aggregate of €4,924, €3,912 and €3,891 thousand, respectively.

As of December 31, 2010 and 2009, there were no guarantees provided on behalf of members of our Management Committee. As of December 31, 2008 these guarantees amounted to an aggregate of €13 thousand.

As of December 31, 2010, 2009 and 2008, the loans granted to parties related to key personnel (the members of the Board of Directors of BBVA and of the Management Committee) amounted to an aggregate of €28,493, €51,882 and €8,593 thousand, respectively. As of December 31, 2010, 2009 and 2008, the other exposure (guarantees, financial leases and commercial loans) to parties related to key personnel amounted to an aggregate of €4,424, €24,514 and €18,794 thousand, respectively.

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

A.	Consolidated Statements and Other Financial Information

Financial Information

See Item 18.

Dividends

The table below sets forth the amount of interim, final and total cash dividends paid by BBVA on its shares for the years 2006 to 2010. The rate used to convert euro amounts to dollars was the noon buying rate at the end of each year.

	Per Share
	First Interim		Second Interim		Third Interim		Final				Total
	€	$	€	$	€	$	€		$		€	$

2006	€0.132	$0.174	€0.132	$0.174	€0.132	$0.174	€0.241		$0.318		€0.637	$0.841
2007	€0.152	$0.222	€0.152	$0.222	€0.152	$0.222	€0.277		$0.405		€0.733	$1.070
2008	€0.167	$0.232	€0.167	$0.232	€0.167	$0.232	(*	)	(*	)	€0.501	$0.697
2009	€0.090	$0.129	€0.090	$0.129	€0.090	$0.129	€0.150		$0.215		€0.420	$0.602
2010	€0.090	$0.068	€0.090	$0.068	€0.090	$0.068	(**	)	(**	)	€0.270	$0.203

(*)	On March 13, 2009, our shareholders approved the distribution of additional shareholder remuneration to complement the 2008 cash dividend in the form of an in-kind distribution of a portion of the share premium reserve. On April 20, 2009, our shareholders received BBVA shares from treasury stock in the proportion of one share for every 62 shares outstanding. Accordingly, the number of shares distributed was 60,451,115.

(**)	In execution of the “Dividendo Opción” described under “Item 4. Information on the Company — Supervision and Regulation — Dividends”, on March 29, 2011, the Board of Directors carried out the free-of-charge capital increase approved by our shareholders in the General Shareholders Meeting of March 11, 2011. This free-of-charge capital increase gives BBVA shareholders the option to receive one (1) newly-issued share of the Bank for each 59 shares of BBVA held by them or to receive a cash remuneration of €0.149 per share. For more information, please see BBVA’s report on Form 6-K furnished to the United States Securities Exchange Commission on March 29, 2011.

This payment entailed a charge against the share premium reserve of €317 million, the weighted average market price of BBVA shares in the continuous electronic market on the trading session on March 12, 2009, the day immediately preceding the date of the AGM.

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

Legal Proceedings

The Group is party to certain legal actions in a number of jurisdictions, including, among others, Spain, Mexico and the United States, arising out of its ordinary business operations. BBVA considers that none of those actions is material and none is expected to result in a significant adverse effect on BBVA’s financial position at either the individual or consolidated level. Management believes that adequate provisions have been made in respect of the litigation arising out of its ordinary business operations. BBVA has not disclosed to the markets any contingent liability that could arise from said legal actions as it does not consider them material.

B.	Significant Changes

No significant change has occurred since the date of the Consolidated Financial Statements.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

BBVA’s shares are listed on the Spanish stock exchanges in Madrid, Bilbao, Barcelona and Valencia (the “Spanish Stock Exchanges”) and listed on the computerized trading system of the Spanish Stock Exchanges (the “Automated Quotation System”). BBVA’s shares are also listed on the Mexican and London stock exchanges as well as quoted on SEAQ International in London. BBVA’s shares are listed on the New York Stock Exchange as American Depositary Shares (ADSs).

ADSs are listed on the New York Stock Exchange and are also traded on the Lima (Peru) Stock Exchange, by virtue of an exchange agreement entered into between these two exchanges. Each ADS represents the right to receive one share.

Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the euro price of BBVA’s shares on the Spanish Stock Exchanges and the price of BBVA’s ADSs on the New York Stock Exchange. Cash dividends are paid by BBVA in euro, and exchange rate fluctuations between the euro and the dollar will affect the dollar amounts received by holders of ADRs on conversion by The Bank of New York Mellon (acting as depositary) of cash dividends on the shares underlying the ADSs evidenced by such ADRs.

The table below sets forth, for the periods indicated, the high and low sales closing prices for the shares of BBVA on the Automated Quotation System.

	Euro per Share
	High	Low

Fiscal year ended December 31, 2006
Annual	19.49	14.91
Fiscal year ended December 31, 2007
Annual	20.08	15.60
Fiscal year ended December 31, 2008
Annual	16.58	7.16
Fiscal year ended December 31, 2009
Annual	13.17	4.68
First Quarter	9.28	4.68
Second Quarter	9.03	6.32
Third Quarter	12.71	8.63
Fourth Quarter	13.17	11.51
Fiscal year ended December 31, 2010
Annual	13.15	7.08
First Quarter	13.15	9.39
Second Quarter	11.32	7.41
Third Quarter	10.79	8.48
Fourth Quarter	9.99	7.08
Month ended September 30, 2010	10.32	9.76
Month ended October 31, 2010	9.99	9.34
Month ended November 30, 2010	9.21	7.08
Month ended December 31, 2010	8.15	7.56
Fiscal year ended December 31, 2011
Month ended January 31, 2011	9.08	6.92
Month ended February 28, 2011	9.43	8.76
Month ended March 31, 2011 (through March 28)	9.06	8.38

From January 1, 2010 through December 31, 2010 the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.383% and 2.267%, calculated on a monthly basis. As of January 24, 2011, the percentage of outstanding shares held by BBVA and its affiliates was 1.004%.

The table below sets forth the reported high and low sales closing prices for the ADSs of BBVA on the New York Stock Exchange for the periods indicated.

	U.S. Dollars per ADS
	High	Low

Fiscal year ended December 31, 2006
Annual	25.15	18.21
Fiscal year ended December 31, 2007
Annual	26.23	21.56
Fiscal year ended December 31, 2008
Annual	24.27	8.45
Fiscal year ended December 31, 2009
Annual	19.69	5.76
First Quarter	12.66	5.76
Second Quarter	12.73	8.44
Third Quarter	18.16	12.09
Fourth Quarter	19.69	16.74
Fiscal year ended December 31, 2010
Annual	18.99	8.87
First Quarter	18.99	12.91
Second Quarter	15.40	8.87
Third Quarter	14.19	10.62
Fourth Quarter	13.99	9.21
Month ended September 30, 2010	13.93	12.30
Month ended October 31, 2010	13.99	12.98
Month ended November 30, 2010	12.85	9.21
Month ended December 31, 2010	10.80	9.98
Fiscal year ended December 31, 2011
Month ended January 31, 2011	12.45	9.03
Month ended February 28, 2011	12.95	11.95
Month ended March 31, 2011 (through March 28)	12.83	11.53

Securities Trading in Spain

The Spanish securities market for equity securities consists of the Automated Quotation System and the four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia. During 2010, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

Please note that the regime set forth in the previous two paragraphs may be subject to change, as article 36 of the Securities Market Act, defining trades in Spanish Exchanges was, as described below, modified as a result Law 47/2007. The Spanish Stock Markets are currently reviewing their trading rules in light of this new regulation.

Information with respect to the computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to the Sociedad de Bolsas by the end of the trading day and published in the Boletín de Cotización and in the computer system by the beginning of the next trading day.

Sociedad de Bolsas is also the manager of the IBEX 35® Index. This index is made up by the 35 most liquid securities traded on the Spanish Market and, technically, it is a price index that is weighted by capitalization and adjusted according to the free float of each company comprised in the index. Apart from its quotation on the four Spanish Exchanges, BBVA is also currently included in the IBEX 35® Index.

Clearing and Settlement System.

On April 1, 2003, by virtue of Law 44/2002 and of Order ECO 689/2003 of March 27, 2003 approved by the Spanish Ministry of Economy, the integration of the two main existing portfolio-entry settlement systems existing in Spain at the time−the equity settlement system Servicio de Compensación y Liquidación de Valores (“SCLV”) and the Public Debt settlement system Central de Anotaciones de Deuda del Estado (“CADE”)− took place. As a result of this integration, a single entity, known as Sociedad de Gestión de los Sistemas de Registro Compensación y Liquidación de Valores (“Iberclear”) assumed the functions formerly performed by SCLV and CADE according to the legal regime stated in article 44 bis of the Spanish Securities Market Act.

Notwithstanding the above, rules concerning the portfolio-entry settlement systems enacted before this date by SCLV and the Bank of Spain, as former manager of CADE, continue in force, but any reference to the SCLV or CADE must be substituted by Iberclear.

In addition, and according to Law 41/1999, Iberclear manages three securities settlement systems for securities in book-entry form: The system for securities listed on the four Spanish Stock Exchanges, the system for Public Debt and the system for debt securities traded in AIAF Mercado de Renta Fija. Cash settlement, from February 18, 2008 for all systems is managed through the TARGET2-Banco de España payment system. The following four paragraphs exclusively address issues relating to the securities settlement system managed by Iberclear for securities listed on the Spanish Stock Exchanges (the “SCLV system”).

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

Ministerial Order EHA/2054/2010, amended Iberclear’s Regulation permitting Iberclear to clear and settle trades of equity securities listed in the Spanish Stock Exchanges that are entered into outside such stock exchanges (whether over-the-counter or in multilateral trading facilities).

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

On June 18, 2003, the Securities Markets Act and the Companies Act (currently, the Capital Companies Act) were amended by Law 26/2003, in order to reinforce the transparency of information available regarding listed Spanish companies. This law added a new chapter, Title X, to the Securities Markets Act, which: (i) requires disclosure of shareholders’ agreements relating to listed companies; (ii) regulates the operation of the general shareholders’ meetings and of boards of directors of listed companies; (iii) requires the publication of an annual report on corporate governance; and (iv) establishes measures designed to increase the availability of information to shareholders.

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

On December 19, 2007, the Spanish Congress approved Law 47/2007, which amends the Securities Markets Act in order to adapt it to Directive 2004/37/EC on markets in financial instruments (MiFID), Directive 2006/49/EC on the capital adequacy of investment firms and credit institutions, and Directive 2006/73/EC implementing Directive 2004/39/EC with respect to organizational requirements and operating conditions for investment firms and defined terms for the purposes of that Directive. Further MiFID implementation has been introduced by Royal Decree 217/2008 and Ministerial Order EHA/1665/2010, which developed articles 71 and 76 of such Royal Decree 217/2008 regarding fees and types of agreements.

On June 29, 2009, the Spanish Congress approved Law 5/2009, amending, among other laws, the Securities Markets Act and the Discipline and Intervention of Credit Institutions Act (Law 26/1988) to adapt them to Directive

2007/44/EC. See “Item 10. Additional Information — Exchange Controls — Restrictions on Acquisitions of Shares”.

Trading by the Bank and its Affiliates in the Shares

Trading by subsidiaries in their parent companies shares is restricted by the Spanish Capital Companies Act.

Neither BBVA nor its affiliates may purchase BBVA’s shares unless the making of such purchases is authorized at a meeting of BBVA’s shareholders by means of a resolution establishing, among other matters, the maximum number of shares to be acquired and the authorization term, which cannot exceed five years. Restricted reserves equal to the purchase price of any shares that are purchased by BBVA or its subsidiaries must be made by the purchasing entity. The total number of shares held by BBVA and its subsidiaries may not exceed ten percent of BBVA’s total capital, as per the new treasury stock limits set forth in Law 3/2009 of structural modifications of commercial companies. It is the practice of Spanish banking groups, including ours, to establish subsidiaries to trade in their parent company’s shares in order to meet imbalances of supply and demand, to provide liquidity (especially for trades by their customers) and to modulate swings in the market price of their parent company’s shares.

Reporting Requirements

Royal Decree 1362/2007 requires that any entity which acquires or transfers shares and as a consequence the number of voting rights held exceeds, reaches or is below the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% y 90% of the capital stock of a company listed on a Spanish Stock Exchange must, within four days after that acquisition or transfer, report it to such company, and to the CNMV. This duty to report the holding of a significant stake will be applicable not only to the acquisitions and transfers in the terms described above, but also to those cases in which in the absence of an acquisition or transfer of shares, the ratio of an individual’s voting rights exceeds, reaches or is below the thresholds that trigger the duty to report, as a consequence of an alteration in the total number of voting rights of an issuer.

In addition, any company listed on a Spanish Stock Exchange must report on a non-public basis to the CNMV, within 4 Stock Exchange business days, any acquisition by such company (or an affiliate) of the company’s own shares if such acquisition, together with any previous one from the date of the last communication, exceeds 1% of its capital stock, regardless of the balance retained. Members of the board of directors must report the ratio of voting rights held at the time of their appointment as members of the board, when they are ceased as members, as well as any transfer or acquisition of share capital of a company listed on the Spanish Stock Exchanges, regardless of the size of the transaction. Additionally, since we are a credit entity, any individual or company who intends to acquire a significant participation in BBVA’s share capital must obtain prior approval from the Bank of Spain in order to carry out the transaction. See “Item 10. Additional Information — Exchange Controls — Restrictions on Acquisitions of Shares”.

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

In addition, BBVA shares were included, among others, in Annex 1 of the Agreement of the Executive Committee of the CNMV on naked short selling dated September 22, 2008, which was supplemented by a further agreement of this body dated May 27, 2010. According to such committee’s agreements, from June 11, 2010, the following reporting and disclosing thresholds are in place for short positions in shares listed in Spanish regulated markets (including BBVA shares): (i) Any natural or legal person holding short positions in shares listed in Spanish regulated markets has to disclose to the CNMV: any short position exceeding 0.20% in the share capital of the issuers of such shares, any increase or decrease of any short position from this 0.20% threshold, as well as any change in a short position (whether downwards or upwards) of at least 0.1% of such shares; (ii) the CNMV will make public through its website the following information, provided such information has been disclosed to the CNMV: the short positions which exceed 0.5% in shares listed in the Spanish regulated markets, the increase or decrease in short positions in such shares that range further from this threshold (such as 0.5%, 0.6% and 0.7%); and the aggregate of any short positions in such shares falling under the 0.2% and 0.5% thresholds.

Ministerial Order EHA/1421/2009, implements Article 82 of Securities Market (Law 24/1988 of July 28, 1988) on the publication of significant information. The Ministerial Order specifies certain aspects relating to notice of significant information that were pending implementation in Law 24/1988. In this respect, the principles to be followed and conditions to be met by entities when they publish and report significant information are set forth, along with the content requirements, including when significant information is connected with accounting, financial or operational projections, forecasts or estimates. The reporting entity must designate at least one interlocutor whom the CNMV may consult or from whom it may request information relating to dissemination of the significant information. Lastly, some of the circumstances in which it is considered that an entity is failing to comply with the duty to publish and report significant information are described. These include, among others, cases in which significant information is disseminated at meetings with investors or shareholders or at presentations to analysts or to media professionals, but is not communicated, at the same time, to the CNMV.

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

The AGM held on March 11, 2011, resolved to amend articles 1o, 6o, 9o, 13o ter, 15o, 16o, 19o, 20o, 21o, 22o, 24o, 28o, 30o, 31o, 32o, 48o, 51o, 52o, 53o, 54o, 56o of and the Additional Provisions BBVA’s bylaws following the proposal of the Board of Directors. The purpose of this amendment is the adaptation of our bylaws to the amendments brought in under the consolidated text of the Capital Companies Act, adopted by Legislative Royal Decree 1/2010 of July 2 and to Law 12/2010, of June 30, amending Law 19/1988, of June 12, on Accounts Audits, Law 24/1988, of July 28, on Securities Exchanges, and the consolidated text of the former Companies Act adopted under Legislative Royal Decree 1564/1989, of December 22, and to bring in certain technical enhancements. As of the date of this Annual Report these amendments are pending registration with the Commercial Registry.

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

The terms of any preferred shares must be agreed by the Board of Directors before they are issued and the issue shall be made in accordance with the provisions of the bylaws and the Capital Companies Act.

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

Once all legal reserves and funds have been provided for out of the net profits of any given fiscal year, shareholders have the right to the distribution of an annual dividend equivalent to at least four percent of our paid-in capital. Shareholders will participate in the distribution of dividends in proportion to their paid-in capital. The right to collect a dividend lapses after five years as of the date in which it was first available to the shareholders. Shareholders also have the right to participate in proportion to their paid-in capital in any distribution resulting from our liquidation.

Each share entitles to one vote. However, unpaid shares with respect to which a shareholder is in default of the resolutions of the Board of Directors relating to their payment will not be entitled to vote. The bylaws contain no provisions regarding cumulative voting.

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

Shareholders’ Meetings

The AGM has its own set of regulations on issues such as how it operates and what rights shareholders enjoy regarding AGM. These establish the possibility of exercising or delegating votes over remote communication media.

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

General Meetings shall be convened at the initiative of the Board of Directors whenever it deems this necessary or advisable for the Company’s interests and in any case on the dates or in the periods determined by law and these Bylaws or if requested by one or several shareholders representing at least five per cent of the share capital.

General Meetings, whether ordinary or extraordinary, must be convened by means of announcements published in the Official Gazette of the Companies Registry (“BORME”) and on the Company website, within the notice period required by law (currently one month), unless legal provisions establish other media for disseminating the notice.

Pursuant to the Capital Companies Act, we have set up an Online Shareholder Forum on the Company’s website (www.bbva.com). Individual shareholders and voluntary associations constituted pursuant to prevailing regulations may access the forum with all due guarantees, in order to facilitate their communication during the run-up to the General shareholders’ meeting.

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

General shareholders’ meetings will be validly constituted on first call with the presence of at least 25% of our voting capital, either in person or by proxy. No minimum quorum is required to hold a general shareholders’ meeting on second call. In either case, resolutions will be agreed by the majority of the votes. However, a general shareholders meeting will only be validly held with the presence of 50% of our voting capital on first call or of 25% of the voting capital on second call, in the case of resolutions concerning the following matters:

•	issuances of debt;

•	capital increases or decreases;

•	the elimination on or limitation of the pre-emptive subscription rights over new shares;

•	transformation, merger of BBVA or break-up of the company and global assignment of assets and liabilities;

•	the off-shoring of domicile; and

•	any other amendment to the bylaws.

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

We are not aware of the execution of any material contracts other than those executed during our ordinary course of business during the two years immediately ending December 31, 2010, and those mentioned in our Consolidated Financial Statements, nor are we aware that the Bank or any of the Group’s subsidiaries have entered into contracts that could give rise to material liabilities for the Group.

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

Restrictions on Acquisitions of Shares

The Discipline and Intervention of Credit Institutions Act (Law 26/1988), amended by Law 5/2009, of June 29, provides that any individual or corporation, acting alone or in concert with others, intending to directly or indirectly acquire a significant holding in a Spanish financial institution (as defined in article 56 of the aforementioned Law 26/1998) or to directly or indirectly increase its holding in one in such a way that either the percentage of voting rights or of capital owned were equal to or more than 20%, 30% or 50%, or by virtue of the acquisition, might take control over the financial institution, must first notify the Bank of Spain. The Bank of Spain will have 60 working days after the date on which the notification was received, to evaluate the transaction and, where applicable, challenge the proposed acquisition on the grounds established by law.

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

To help shareholders obtain such certificates, BBVA has set up an online procedure to make this as easy as possible.

If the certificate referred to in the above paragraph is not provided to us through our paying agent depositary within said term, you may afterwards obtain a refund of the amount withheld in excess of the rate provided for in the Treaty.

Scrip Divided

In the General Annual Meeting that took place on March 11, 2011, the shareholders approved the inclusion of the upcoming dividend against 2010 earnings and one of the interim dividends from 2011 profits in a new “Dividendo Opción” program. This new dividend scheme will let the shareholders choose how they would like to receive their dividends: in cash, or in new shares.

Pursuant to the terms of the “Dividendo Opción” program, the shareholders will receive one free-of-charge allocation right for each share of BBVA that they hold, these rights will be traded on the Spanish Stock Exchanges, for a minimum period of 15 natural days. At the end of this period, the free-of-charge allocation rights shall be automatically converted into newly-issued shares of the Company, and under the “Dividendo Opción” program the shareholders of BBVA will be able to freely choose among:

(a) Not transferring their free-of-charge allocation rights. In this case, at the end of the trading period, the shareholders will receive the number of new totally paid-up shares to which they are entitled. For tax purposes the delivery of paid-up shares does not constitute income for purposes of the Spanish Non-Resident Income Tax, whether or not non-residents act through a permanent establishment in Spain.

The acquisition value of both the new shares received and the shares from which they were derived, will result from distributing the total cost among the number of securities (both existing and those issued as paid-up shares corresponding thereto). Such paid-up shares will be deemed to have been held for as long as the shares from which they were derived.

(b) Selling their free-of-charge allocation rights on the market. In this event, the amount obtained for the transfer of such rights on the market will be subject to the following tax treatment:

•	For purposes of the Spanish Non-Resident Income Tax on non-residents without a permanent establishment, the amount obtained for the transfer of the free-of-charge allocation rights on the market is subject to the same treatment that tax regulations provide for pre-emptive rights. Accordingly, the amount obtained for the transfer of the free-of-charge allocation rights decreases the acquisition value for tax purposes of the shares from which such rights derive, pursuant to Section 37.1.a) of Law 35/2006, of November 28, on Personal Income Tax (Ley del Impuesto sobre la Renta de las Personas Físicas).

Thus, if the amount obtained for the aforementioned transfer is larger than the acquisition value of the securities from which they were derived, the difference will be deemed to be a capital gain earned by the transferor in the tax period in which the transfer is effected (see“— Taxation of Capital Gains” below).

(c) Using the purchase commitment assumed by BBVA for free-of-charge allocation rights. The tax treatment applicable to the amount received for the transfer to the Company of the free-of-charge allocation rights held by them in their capacity as shareholders or acquired on the market will be equal to the treatment applicable to dividends directly distributed in cash and, consequently, such amount will be subject to the corresponding withholding.

As this discussion does not address all the possible tax consequences of participation in the scrip dividend program, shareholders are advised to consult with their tax advisors regarding the possible tax consequences of owning scrip dividends.

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

The refund claim must be filed within four years from the date in which the withheld tax was collected by the Spanish tax authorities, but not before February 1, of the following year.

U.S. Residents are urged to consult their own tax advisors regarding refund procedures and any U.S. tax implications thereof.

Additionally, under the Spanish law, the first €1,500 of dividends received by individuals who are not resident in Spain for tax purposes, and do not operate through a permanent establishment in Spain, will be exempt from taxation in certain circumstances.

U.S. Holders should consult their tax advisors regarding the availability of this exemption.

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

Spanish Inheritance and Gift Taxes

Transfers of BBVA’s shares or ADSs upon death or by gift to individuals are subject to Spanish inheritance and gift taxes (Spanish Law 29/1987), if the transferee is a resident in Spain for tax purposes, or if BBVA’s shares or ADSs are located in Spain, regardless of the residence of the transferee. In this regard, the Spanish tax authorities may argue that all shares of a Spanish corporation and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate for individuals, after applying all relevant factors, ranges between approximately 7.65% and 81.6%.

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

U.S. Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold the securities. The summary applies only to U.S. Holders (as defined under “Spanish Tax Considerations” above) that are eligible for the benefits of the Treaty and that hold ADSs or ordinary shares as capital assets for tax purposes and does not address all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	dealers and traders who use a mark-to-market method of accounting;

•	persons holding ADSs or ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs or ordinary shares;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	persons liable for the alternative minimum tax;

•	tax-exempt entities;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the United States;

•	persons who acquired our ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons who own or are deemed to own 10% or more of our voting shares.

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

Taxation of Distributions

Distributions, before reduction for any Spanish income tax withheld by BBVA or its paying agent, made with respect to ADSs or ordinary shares (other than certain pro rata distributions of ordinary shares or rights to subscribe for ordinary shares of its capital stock) will be includible in the income of a U.S. Holder as ordinary dividend income, to the extent paid out of BBVA’s current or accumulated earnings and profits as determined in accordance with U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of such dividends will generally be treated as foreign source dividend income and will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 will be taxable at a maximum tax rate of 15%. U.S. Holders should consult their own tax advisors to determine the availability of this favorable rate in their particular circumstances.

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

A scrip dividend (as described in “Item 4 — Business Overview — Scrip Dividend”) will be treated in the same manner as a distribution of cash, regardless of whether a U.S. Holder elects to receive the dividend in shares rather than cash. If the U.S. Holder elects to receive the dividend in shares, the U.S. Holder will be treated as having received a distribution equal to the U.S.dollar fair market value of the shares on the date of distribution. The U.S. Holder’s tax basis in such shares received will be equal to the U.S. dollar fair market value of the shares on the date of distribution and the holding period for such shares will begin on the day following the distribution.

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

Passive Foreign Investment Company Rules

Based upon certain proposed Treasury regulations which are proposed to be effective for taxable years beginning after December 31, 1994 (“Proposed Regulations”), we believe that we were not a PFIC for U.S. federal income tax purposes for our 2010 taxable year. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time and since there is no guarantee that the Proposed Regulations will be adopted in their current form and because the manner of the application of the Proposed Regulations is not entirely clear, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of an ADS or an ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ADS or the ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. The same treatment would apply to any distribution received by a U.S. Holder on its ordinary shares or ADSs to the extent that such distribution exceeds 125% of the average of the annual distributions on the ordinary shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. Certain elections may be available (including a mark-to-market election) that may provide an alternative tax treatments. U.S. Holders should consult their tax advisors regarding whether we are or were a PFIC, the potential application of the PFIC rules to determine whether any of these elections for alternative treatment would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. Under recently enacted legislation effective as of March 18, 2010, if we were a PFIC for any taxable year during which a U.S. Holder held an ADS or ordinary share, unless otherwise provided by the U.S. Treasury, such U.S. Holder would be required to file an annual report containing such information as the U.S. Treasury may require.

Information Reporting and Backup Withholding

Information returns may be filed with the IRS in connection with payments of dividends on, and the proceeds from a sale or other disposition of, ADSs or ordinary shares. A U.S. Holder may be subject to U.S. backup withholding on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of ordinary shares or ADSs.

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

Dealing in financial instruments can entail the assumption or transfer of one or more classes of risk by financial institutions. The risks related to financial instruments are:

•	Credit risk: the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

•	Market risks: the risks arising from the maintenance of financial instruments whose value may be affected by changes in market conditions. It includes three types of risk:

—	Foreign-exchange risk: the risk resulting from variations in foreign exchange rates.

—	Interest-rate risk: the risk arising from variations in market interest rates.

—	Price risk: the risk resulting from variations in market prices in financial instruments, either due to factors specific to the instrument itself, or alternatively to factors which affect all the instruments traded on the market.

•	Liquidity risk: this relates to the probability that a company cannot meet its payment commitments duly without having to resort to borrowing funds under onerous conditions, or damaging its image and reputation of the entity.

The basic measurement model we use for measuring risk is Value-at-Risk (“VaR”), which provides a forecast of the maximum loss that a portfolio could incur on a one-day time horizon with a 99% probability, stemming from fluctuations recorded in the equity, interest rate, foreign exchange rates and commodity prices. For certain positions, moreover, we also consider other risks, such as the credit spread, basis risk or volatility and correlation risk, where necessary. The VaR is calculated by using a historical period of two years for the observation of the risk factors.

BBVA, S.A. and BBVA Bancomer have been authorized by the Bank of Spain to use their internal model to determine capital requirements deriving from risk positions in their trading book, which jointly accounts for 80 to 90% of the Group’s trading book market risk. BBVA is in the process of incorporating the new regulatory capital charges to comply with the most recent guidelines of the regulators.

Our prevailing market risk limits model consists of a system of VaR and economic capital limits and VaR sublimits, as well as stop-loss limits for each of our business units. The global limits are proposed by the Risk Area and approved by the Executive Committee on an annual basis, once they have been submitted to the Board’s Risk Committee.

This risk limits structure has been developed by identifying specific risks by type, trading activity and trading desk. The market risk units maintain consistency between the global and specific limits. This system of limits is supplemented by measurement of the impacts of extreme market movements on risk positions. We are currently performing stress testing on historical and economic crisis scenarios, as well as impact analyses on the income statement in plausible but unlikely economic crisis scenarios, drawn up by our Economic Research Department.

In order to assess business unit performance over the year, the accrual of negative earnings is linked to the reduction of VaR limits set. The control structure in place is supplemented by limits on loss and alert signals to anticipate the effects of adverse situations in terms of risk and/or result. All the tasks associated with stress testing, methodologies, scenarios of market variables and reports are undertaken in co-ordination with our various Risk Areas.

Finally, the market risk measurement model includes back-testing or ex-post comparison, which helps to refine the accuracy of the risk measurements by comparing day-on-day results with their corresponding VaR measurements.

Market Risk in Trading Portfolio in 2010

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

Our market risk remains at low levels compared to the aggregates of risks managed by BBVA, particularly in terms of credit risk. This is due to the nature of the business and our policy of minimal proprietary trading. However, in 2010 the market risk of our trading portfolio increased significantly from previous years to an average economic capital of €353 million in 2010 from €285 million in 2009 due to the greater market volatility in interest rates and credit spreads, together with greater exposure to interest-rate risk towards the end of the year, which reflect the tense situation in the markets in the last part of 2010.

Our main risk factor in 2010 and going forward continues to be interest-rate risk, with a weight of 61% of the total portfolio risk as of December 31, 2010 (this figure includes the spread risk). Equity risk accounted for 9%, a fall from the previous year (14%). In contrast, exchange rate risk increased slightly in weight to 7% (compared to 4% as of December 31, 2009). Finally, volatility risk remained stable at 24% of the total portfolio risk as of December 31, 2010. The table below shows the components of VaR as of December 31, 2010 and 2009 respectively, and the average, maximum and minimum VaRs for the years then ended.

Risk	December 31, 2010	December 31, 2009
	(In millions of euros)

Interest/Spread risk	29.5	37.6
Exchange rate risk	3.3	2.3
Equity risk	4.2	8.9
Vega/Correlation risk	11.6	15.4
Diversification effect	(21.0)	(33.2)

Total	27.6	31.0

Average	32.9	26.2
Maximum	40.8	33.1
Minimum	25.2	18.2

By geographical area 64.5% of the market risk in 2010 (on an annual average basis) corresponded to Global Markets Europe trading desks and 35.5% to the Group’s banks in the Americas, 23% of which was in Mexico.

The back-testing comparison performed with market risk management results for the parent company (which accounts for most of the Group’s market risk) follows the principles set out in the Basel Accord. It makes a day-on-day comparison between actual risks and those estimated by the model, and proved that the risk measurement model continued to work correctly throughout 2010.

The breakdown of the risk exposure by categories of the instruments within the trading portfolio as of December 31, 2010, 2009 and 2008 were as follows:

	As of December 31,
	2010	2009	2008
	(In millions of euros)

Financial assets held for trading
Debt securities	24,358	34,672	26,556
Government	20,397	31,290	20,778
Credit institutions	2,274	1,384	2,825
Other sectors	1,687	1,998	2,953
Trading derivatives	33,665	29,278	40,946

Market Risk in Non — Trading Activities in 2010

Structural Interest Rate Risk

Structural interest-rate risk refers to the potential alteration of a company’s net interest income and/or total net-asset value caused by variations in interest rates. A financial institution’s exposure to adverse changes in market rates is a risk inherent in the banking business, while also presenting an opportunity to create value.

The variations in market interest rates have an effect on our net interest income, from a medium- and short-term perspective, and on our economic value if a long-term view is adopted. The main source of risk resides in the timing mismatch that exists between repricing and the maturity dates of the asset and liability products comprising the banking book. This is illustrated in the chart below, which shows the gap analysis of our structural balance sheet as of December 31, 2010 in euros.

Gap of maturities and repricing dates of BBVA’s structural balance sheet in euros
(Million euros)

Rates have remained at low levels in 2010, with a reduction in long-term rates consistent with the slowdown in business activity. This market scenario has been taken into consideration in advance by the Financial Management unit, which through the Assets and Liabilities Committee (ALCO), is in charge of maximizing the economic value of the banking book and preserving net interest income to ensure recurrent earnings. To do so, it not only takes the market outlook into consideration, but it also ensures that exposure levels match the risk profile defined by our management bodies and that a balance is maintained between expected earnings and the risk level borne. The implementation of a transfer pricing system that centralizes our interest rate risk on ALCO’s books has helped to assure that balance-sheet risk is being properly managed.

Structural interest-rate risk control and monitoring is performed in the Risk area, which, acting as an independent unit, helps ensure that the risk management and control functions are conveniently segregated. This policy is in line with the Basel Committee on Banking Supervision recommendations. The Risk area is responsible for designing models and measurement systems, together with the development of monitoring, reporting and control policies. It also performs monthly measurements of interest rate risk and risk control and analysis, which is then reported to the main governing bodies, such as the Executive Committee and the Board’s Risk Committee.

Our structural interest-rate risk measurement model uses a set of metrics and tools that enable our risk profile to be identified and assessed. From the perspective of characterizing the balance sheet, models of analysis have been developed to establish assumptions dealing fundamentally with prepayment of loans and the performance of deposits with no explicit maturity. Moreover, in order to take into account additional sources of cash flows mismatch risk, not only parallel movements are considered but also changes in the slope and curvature of the interest rate curve, and a model for simulating interest rate curves is also applied to enable risk to be quantified in terms of probabilities. This simulation model, which also considers the diversification between currencies and business units, calculates the earnings at risk (EaR) and economic risk capital (ECR) defined as the maximum adverse deviations in net interest income and economic value, respectively, for a particular confidence level and time horizon. All this is done in addition to measurements of sensitivity to a standard deviation of 100 basis points for all the market yield curves. The chart below shows the structural interest-rate profile of our main entities, according to their sensitivities.

Structural interest rate risk profile

The limits structure is one of the mainstays in control policies, because it represents our risk appetite as defined by the Executive Committee. Balance-sheet management has enabled risk levels to be maintained in keeping with our risk profile, as is demonstrated in the following chart, which shows average limits use in each entity during 2010.

Structural interest rate risk. Average use of limits in 2010

The table below shows the estimated impact on the BBVA Group’s net interest income and economic value for 2010 of a 100 basis point increase and decrease in average interest rates for the year.

	Impact on Net Interest Income		Impact on Economic Value (*)
	100 Basis-Point	100 Basis-Point	100 Basis-Point	100 Basis-Point
	Increase	Decrease	Increase	Decrease

BBVA Group	(0.43)%	+0.26%	(0.44)%	(0.91)%

(*)	Percentage relating to equity.

Structural Exchange Rate Risk

The currencies with greatest capital impact on the BBVA Group underwent widespread appreciations in 2010. BBVA Group’s geographical diversification, given the uncertain economic climate and the public debt crisis episodes in Europe, has had a positive effect on its capital ratios, equity and earnings, due to amongst other factors, the favorable impact of the appreciation of the major currencies against the euro.

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

The Risk area acts as an independent unit responsible for designing measurement models, making risk calculations and controlling compliance with limits, reporting on all these issues to the Board’s Risk Committee and to the Executive Committee.

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

All these metrics are incorporated into the decision-making process by Asset/Liability Management, so that it can adapt our risk profile to the guidelines derived from the limits structure authorized by the Executive Committee. Active management of foreign exchange exposure has enabled us to take advantage of the favorable evolution of currencies in 2010, while consistently maintaining risk levels within the established limits, despite high market volatility. The average hedging level of the carrying value of BBVA investments in currencies stood at around 30%, while hedging of foreign currency earnings in 2010 remained at lower levels. In addition to this corporate-level hedging, dollar positions are held at a local level by some of the subsidiary banks. Thanks to a proactive policy in foreign exchange management, hedges exist at the closing of the year for both the carrying amounts of the BBVA investments and the expected earnings in America for 2011.

As of December 31, 2010, the average asset exposure sensitivity to a 1% depreciation in exchange rates stood at €113 million, with the following concentration: 45% in the Mexican peso, 28% in other South American currencies and 18% in the U.S. dollar.

Structural Risk in Equity Portfolio

Our exposure to structural equity risk comes largely from our holdings in industrial and financial companies with medium- to long-term investment horizons, reduced by the short net positions held in derivative instruments on the same underlying assets, in order to limit portfolio sensitivity to potential price cuts. The aggregate sensitivity of our consolidated equity to a 1% fall in the price of the shares stood, on December 31, 2010, at €47.5 million, while the sensitivity of the consolidated earnings to the same change in price on the same date is estimated at €3.3 million. The latter is positive in the case of falls in prices as these are short net positions in derivatives. This figure is determined by considering the exposure on shares measured at market price or, if not available, at fair value, including the net positions in options on the same underlyings in delta equivalent terms. Treasury Area portfolio positions are not included in the calculation.

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

Liquidity Risk

The aim of liquidity risk management, assessment and control is to ensure, in the short-term, that payment commitments can be duly met without having to resort to borrowing funds under burdensome terms, or damaging the image and reputation of the institution. In the medium-term, its aim is to ensure that our financing structure is appropriate and that it moves in the right direction in the context of the current economic situation, and considering the markets and regulatory changes.

Liquidity and structural finance management in our Group is based on the principle of the financial autonomy of our subsidiaries. This management approach helps limit liquidity risk and reduce the vulnerability of our Group during high-risk periods.

The management and monitoring of liquidity risk is carried out comprehensively in each of our units with both a short and long-term approach. The short-term liquidity approach has a time horizon of up to 366 days. It is focused on the management of payments and collections from Treasury and Markets and includes the operations specific to each area and the Bank’s possible liquidity requirements. The second medium-term or medium-financing approach is focused on financial management of the balance sheet as a whole, with a time horizon of one year or more.

The comprehensive management of liquidity is carried out by the Assets and Liabilities Committee (ALCO) in each management unit. The Financial Management unit, as part of the Financial Division, analyzes the implications of the Bank’s various projects in terms of finance and liquidity requirements and its compatibility with the target financing structure and the situation of the financial markets. The Financial Management unit executes proposals agreed by the ALCO in accordance with the agreed budgets and manages liquidity risk using a broad scheme of limits, sub-limits and alerts approved by the Executive Committee. The Risk Area uses these limits to carry out its mediation and control work independently and provides the manager with the support tools and metrics needed for decision-making. Each of the local risk areas, which are independent from the local manager, complies with the corporative principles of liquidity risk control that are established by the Global Market Risk (GRM) unit, which is the global structural risks unit for the whole Group.

At the level of each entity, the managing areas request and propose a scheme of quantitative and qualitative limits and alerts that affect liquidity risk in the short and medium term. Once agreed with the GRM, controls and limits are proposed to the Board of Directors for its approval at least once a year. The proposals submitted by the GRM take into consideration the market situation according to our target risk tolerance level.

The implementation of a new Liquidity and Finance Manual, which was approved in the last quarter of 2010, has meant the extension of schemes limiting the internal financing of business units, the financial structure and financing concentration, as well as establishing alerts in qualitative liquidity indicators.

GRM carries out regular measurements of risk incurred and the monitoring of consumption of limits. It develops tools and adapts valuation models, carries out regular stress tests and reports to ALCO and the Group’s Management Committee on a monthly basis about liquidity levels. It also reports to the management areas and to the GRM Management Committee. The frequency of communication and the amount of information under the current Contingency Plan is decided by the Liquidity Committee on the proposal of the Technical Liquidity Group (TLG). The TLG carries out the initial analysis of the Bank’s short or long-term liquidity situation. The TLG is made up of specialized staff from the Short-Term Cash Desk, Financial Management and the Global Market Risk Unit (UCRAM-Structural Risk). If the alert levels suggest a deterioration of the relative situation, the TLG reports the matter to the Liquidity Committee, which is composed of the managers of the related areas. If required, the

Liquidity Committee is responsible for calling the Financing Committee, which is made up of the President and COO, the Director of the Financial Area, the Director of the Risk Area, the Director of Global Business and the Director of Business of the country in question.

One of the most significant aspects that have had an effect on the monitoring and management of liquidity risk in 2010 has been the management and development of the sovereign risk crisis. In this sense, the role of the central banks has been decisive in calming markets during the Eurozone debt crisis and the ECB has been proactive in guaranteeing the liquidity conditions of the interbank markets. Our Group has not needed to make use of the extraordinary measures established by the Spanish and European authorities to mitigate tension in bank financing.

On the regulatory side, the Basel Committee on Banking Supervision (Bank for International Settlements) has proposed a new liquidity regulatory scheme based on two ratios: the Liquidity Coverage Ratio (LCR), that will enter into force in 2015 and the Net Stable Funding Ratio (NSFR), which will be implemented in 2018. The Group participated in the related impact study (QIS) and has taken into account the new regulatory challenges in its new general framework for action in the field of liquidity and finance.

		Up to 1	1 to 3	3 to 12	1 to 5	Over 5
2010	Demand	Month	Months	Months	Years	Years	Total
	(In millions of euros)

ASSETS —
Cash and balances with central banks	17,275	1,497	693	220	282	—	19,967
Loans and advances to credit institutions	2,471	10,590	1,988	1,658	4,568	2,329	23,604
Loans and advances to customers	16,543	33,397	21,127	49,004	85,800	141,338	347,209
Debt securities	497	3,471	12,423	8,123	35,036	28,271	87,821
Derivatives (trading and hedging)	—	636	1,515	3,503	13,748	17,827	37,229

LIABILITIES —
Deposits from central banks	50	5,102	3,130	2,704	—	1	10,987
Deposits from credit institutions	4,483	30,031	4,184	3,049	9,590	5,608	56,945
Deposits from customers	111,090	69,625	21,040	45,110	21,158	6,818	274,841
Debt certificates (including bonds)	96	5,243	10,964	7,159	42,907	15,843	82,212
Subordinated liabilities	—	537	3	248	2,732	13,251	16,771
Other financial liabilities	4,177	1,207	175	433	647	1,564	8,203
Short positions	—	651	—	10	—	3,385	4,046
Derivatives (trading and hedging)	—	826	1,473	3,682	12,813	16,037	34,831

		Up to 1	1 to 3	3 to 12	1 to 5	Over 5
2009	Demand	Month	Months	Months	Years	Years	Total
	(In millions of euros)

ASSETS —
Cash and balances with central banks	14,650	535	248	735	163	—	16,331
Loans and advances to credit institutions	3,119	8,484	1,549	1,914	4,508	2,626	22,200
Loans and advances to customers	4,313	31,155	19,939	40,816	94,686	140,178	331,087
Debt securities	1,053	4,764	15,611	10,495	37,267	29,080	98,270
Other assets	—	—	—	—	—	—	—
Derivatives (trading and hedging)	—	637	2,072	3,863	13,693	12,608	32,873

LIABILITIES —
Deposits from central banks	213	4,807	3,783	12,293	—	—	21,096
Deposits from credit institutions	1,836	24,249	5,119	5,145	6,143	6,453	48,945
Deposits from customers	106,942	55,482	34,329	32,012	18,325	6,293	253,383
Debt certificates (including bonds)	—	10,226	16,453	15,458	40,435	14,614	97,186
Subordinated liabilities	—	500	689	2	1,529	14,585	17,305
Other financial liabilities	3,825	822	141	337	480	20	5,625
Short positions	—	448	—	16	—	3,366	3,830
Derivatives (trading and hedging)	—	735	1,669	3,802	13,585	10,517	30,308

		Up to 1	1 to 3	3 to 12	1 to 5	Over 5
2008	Demand	Month	Months	Months	Years	Years	Total
	(In millions of euros)

ASSETS —
Cash and balances with central banks	13,487	476	296	181	202	—	14,642
Loans and advances to credit institutions	6,198	16,216	1,621	2,221	4,109	3,314	33,679
Loans and advances to customers	13,905	36,049	23,973	45,320	91,030	131,045	341,322
Debt securities	716	1,701	12,230	9,483	24,640	23,934	72,704
Other assets	—	—	—	—	—	—	—
Derivatives (trading and hedging)	—	3,739	2,206	5,442	16,965	16,427	44,779

LIABILITIES —
Deposits from central banks	2,419	8,737	2,441	3,165	—	—	16,762
Deposits from credit institutions	4,906	22,412	4,090	5,975	6,581	5,609	49,573
Deposits from customers	101,141	68,804	27,025	35,176	16,440	5,137	253,723
Debt certificates (including bonds)	—	9,788	13,516	12,072	45,469	20,483	101,328
Subordinated liabilities	69	913	1	872	3,582	10,812	16,249
Other financial liabilities	5,000	1,152	385	203	1,371	342	8,453
Short positions	—	24	—	23	—	2,653	2,700
Derivatives (trading and hedging)	—	2,693	3,108	6,310	15,538	13,886	41,535

Credit Risk Management

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge a contractual obligation due to the insolvency or incapacity of the natural or legal persons involved.

Maximum exposure to credit risk

The Group’s maximum credit risk exposure as of December 31, 2010, 2009 and 2008, without recognizing the availability of collateral or other credit enhancements to guarantee compliance, is broken down by financial instrument and counterparties in the table below:

Maximum Credit Risk Exposure	2010	2009	2008
	(In millions of euros)

Financial assets held for trading	24,358	34,672	26,556
Debt securities	24,358	34,672	26,556
Government	20,397	31,290	20,778
Credit institutions	2,274	1,384	2,825
Other sectors	1,687	1,998	2,953
Other financial assets designated at fair value through profit or loss	691	639	516
Debt securities	691	639	516
Government	70	60	38
Credit institutions	87	83	24
Other sectors	534	496	454
Available-for-sale financial assets	50,602	57,067	39,961
Debt securities	50,602	57,067	39,961
Government	33,074	38,345	19,576
Credit institutions	11,235	12,646	13,377
Other sectors	6,293	6,076	7,008
Loans and receivables	373,037	353,741	375,387
Loans and advances to credit institutions	23,604	22,200	33,679
Loans and advances to customers	347,210	331,087	341,322
Government	31,224	26,219	22,503
Agriculture	3,977	3,924	4,109
Industry	36,578	42,799	46,576
Real estate and construction	55,854	55,766	54,522
Trade and finance	45,689	40,714	44,885
Loans to individuals	135,868	126,488	127,890
Finance leases	8,141	8,222	9,385
Other	29,879	26,955	31,452
Debt securities	2,223	454	386
Government	2,040	342	290
Credit institutions	6	4	4
Other sectors	177	108	92
Held-to-maturity investments	9,946	5,438	5,285
Government	8,792	4,064	3,844
Credit institutions	552	754	800
Other sectors	602	620	641
Derivatives (trading and hedging)	44,762	42,836	46,887

Subtotal	503,396	494,393	494,591

Valuation adjustments	299	436	942

Total balance	503,695	494,829	495,533

Financial guarantees	36,441	33,185	35,952
Drawable by third parties	86,790	84,925	92,663
Government	4,135	4,567	4,221
Credit institutions	2,303	2,257	2,021
Other sectors	80,352	78,101	86,421
Other contingent exposures	3,784	7,398	6,234

Total off-balance	127,015	125,508	134,849

Total maximum credit exposure	630,710	620,337	630,382

For financial assets recognized in the consolidated balance sheets, credit risk exposure is equal to the carrying amount, except for trading and hedging derivatives. The maximum exposure to credit risk on financial guarantees is the maximum that we would be liable for if these guarantees were called in.

For trading and hedging derivatives, this information reflects the maximum credit risk exposure better than the amount shown on the balance sheet because it does not only include the market value on the date of the transactions (the carrying amount only shows this figure); it also estimates the potential risk of these transactions on their due date.

Regarding the renegotiated financial assets as of December 31, 2010, we did not perform any renegotiations that resulted in the need to reclassify doubtful risks as outstanding risks. The amount of financial assets that would be irregular had their conditions not been renegotiated is not significant with respect to the Group’s total loan portfolio as of December 31, 2010.

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

All collaterals assigned are to be properly instrumented and recognized in the corresponding register, and must receive the approval of our legal department.

The following is a description of the main collateral for each financial instrument class:

•	Financial assets held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument. In trading derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on the counterparty solvency and the nature of the transaction.

•	Other financial assets designated at fair value through profit or loss: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Available-for-sale financial assets: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Loans and receivables:

•	Loans and advances to credit institutions: These have the counterparty’s personal guarantee.

•	Total lending to customers: Most of these operations are backed by personal guarantees extended by the counterparty. The collateral received to secure loans and advances to other debtors includes mortgages, cash guarantees and other collateral such as pledged securities. Other kinds of credit enhancements may be put in place such as guarantees.

•	Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Held-to-maturity investments: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Hedging derivatives: Credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are settled at their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

•	Financial guarantees, other contingent exposures and drawable by third parties: These have the counterparty’s personal guarantee.

Our collateralized credit risk as of December 31, 2010, 2009 and 2008, excluding balances deemed impaired, is broken down in the table below:

Collateralized Credit Risk	2010	2009	2008
	(In millions of euros)

Mortgage loans	132,628	127,957	125,540
Operating assets mortgage loans	3,638	4,050	3,896
Home mortgages	108,224	99,493	96,772
Rest of mortgages	20,766	24,414	24,872
Secured loans, except mortgage	18,154	20,917	19,982
Cash guarantees	281	231	250
Secured loan (pledged securities)	563	692	458
Rest of secured loans	17,310	19,994	19,274

Total	150,782	148,874	145,522

In addition, we hold derivatives that carry contractual, legal compensation rights that have effectively reduced credit risk by €27,933 million as of December 31, 2010, by €27,026 million as of December 31, 2009 and by €29,377 million as of December 31, 2008.

As of December 31, 2010, specifically in relation to mortgages, the average amount pending loan collection represented 53.1% of the collateral pledged (54% as of December 31, 2009 and 55% as of December 31, 2008).

Credit quality of financial assets that are neither past due nor impaired

We have ratings tools that enable us to rank the credit quality of our operations and customers based on a scoring system and to map these ratings to probability of default (PD) scales. To analyze the performance of PD, we have a series of tracking tools and historical databases that house the pertinent information generated internally.

The scoring tools vary by customer segment (such as companies, corporate clients, SMEs and public authorities). Scoring is a decision model that contributes to both the arrangement and management of retail type loans: consumer loans, mortgages, credit cards for individuals, among others. Scoring is the tool used to decide to whom a loan should be assigned, what amount should be assigned and what strategies can help establish the price, because it is an algorithm that sorts transactions in accordance with their credit rating. The move towards advanced risk management makes it possible to establish more proactive commercial relations with customers. Proactive scoring establishes limits for customers that are then used when granting transactions.

Rating tools, as opposed to scoring tools, do not assess transactions but focus on customers instead, such as companies, corporate clients, SMEs or public authorities. For wholesale portfolios where the number of defaults is very low (sovereigns, corporates, financial entities) the internal ratings models are fleshed out by benchmarking the statistics maintained by external rating agencies (Moody’s, Standard & Poor’s and Fitch). To this end, each year we compare the PDs compiled by the agencies at each level of risk rating and map the measurements compiled by the various agencies to our master rating scale.

Once the probability of default for the transactions or customers has been determined, the so-called business cycle adjustment starts. This involves generating a risk metric outside the context estimate, seeking to gather information that represents behavior for an entire economic cycle. This probability is linked to our master rating scale.

We maintain a master rating scale with a view to facilitating the uniform classification of our various asset risk portfolios. The table below shows the abridged scale which groups outstanding risk into 17 categories as of December 31, 2010:

	Probability of Default (Basic Points)
Internal Rating		Minimum from
Reduced List (17 groups)	Average	>=	Maximum

AAA	1	—	2
AA+	2	2	3
AA	3	3	4
AA−	4	4	5
A+	5	5	6
A	8	6	9
A−	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB−	31	24	39
BB+	51	39	67
BB	88	67	116
BB−	150	116	194
B+	255	194	335
B	441	335	581
B−	785	581	1,061
C	2,122	1,061	4,243

The table below outlines the distribution of exposure including derivatives by internal ratings, to financial entities and public institutions (excluding sovereign risk), of the Group’s main entities as of December 31, 2010, 2009 and 2008:

Credit Risk Distribution by Internal Rating	2010	2009	2008

AAA/AA+/AA/AA−	26.94%	19.55%	23.78%
A+/A/A−	27.49%	28.78%	26.59%
BBB+	9.22%	8.65%	9.23%
BBB	4.49%	7.06%	5.76%
BBB−	5.50%	6.91%	9.48%
BB+	5.10%	4.46%	8.25%
BB	4.57%	6.05%	6.16%
BB−	4.88%	6.45%	5.91%
B+	4.84%	5.38%	3.08%
B	4.81%	3.34%	1.44%
B−	1.89%	0.88%	0.28%
CCC/CC	0.27%	2.49%	0.03%

Total	100.00%	100.00%	100.00%

Policies and procedures for preventing excessive risk concentration

In order to prevent the build-up of excessive concentrations of credit risk at the individual, country and sector levels, we oversee updated risk concentration indices at the individual and portfolio levels tied to the various observable variables within the field of credit risk management. The limit on our exposure or share of a customer’s financial business therefore depends on the customer’s credit rating, the nature of the facility, and our presence in a given market, based on the following guidelines:

•	The need to balance the customer’s financing needs, broken down by type (commercial/financial, short/long-term, etc.), and the degree to which its business is or is not attractive to us. We believe this approach provides a better operational mix that is still compatible with the needs of the bank’s clientele.

•	Other determining factors are national legislation and the ratio between the size of customer lending and the Bank’s equity (to prevent risk from becoming overly concentrated among few customers). Additional factors taken into consideration include constraints related to market, customer, internal regulation and macroeconomic factors, etc.

•	In addition, correct portfolio management leads to identification of risk concentrations and enables appropriate action to be taken.

Operations with customers or groups that entail an expected loss plus economic capital of over €18 million are approved at the highest level, i.e., by the Board’s Risk Committee. As a reference, this is equivalent in terms of exposure to 10% of eligible equity for AAA and to 1% for a BB rating, implying oversight of the major individual risk concentrations by the highest-level risk governance bodies as a function of credit ratings.

There is an additional guideline in terms of a maximum risk concentration level of up to and including 10% of equity: up to this level there are stringent requirements in terms of in-depth knowledge of the client, its operating markets and sectors of operation.

Financial assets past due but not impaired

The table below provides details of financial assets past due as of December 31, 2010, 2009 and 2008 but not considered to be impaired, including any amount past due on these dates, listed by their first due date:

	2010			2009			2008
	Less			Less			Less
	than 1	1 to 2	1 to 3	than 1	1 to 2	1 to 3	than 1	1 to 2	1 to 3
Financial Assets Past Due but Not	Months	Months	Months	Months	Months	Months	Months	Months	Months
Impaired	Past-Due	Past-Due	Past-Due	Past-Due	Past-Due	Past-Due	Past-Due	Past-Due	Past-Due
	(In millions of euros)

Loans and advances to credit institutions	—	—	—	—	—	—	—	—	—
Loans and advances to customers	1,082	311	277	2,653	336	311	1,580	534	447
Government	122	27	27	45	32	19	30	10	12
Other sectors	960	284	250	2,608	304	292	1,550	524	435
Debt securities	—	—	—	—	—	—	—	—	—

Total	1,082	311	277	2,653	336	311	1,580	534	447

Impaired assets and impairment losses

The table below shows the composition of the balance of impaired financial assets broken down by heading in the balance sheet and the impaired contingent liabilities as of December 31, 2010, 2009 and 2008:

Impaired Risks.
Breakdown by Type of Asset and by Sector	2010	2009	2008
	(In millions of euros)

IMPAIRED RISKS ON BALANCE
Available-for-sale financial assets	140	212	188
Debt securities	140	212	188
Loans and receivables	15,472	15,311	8,540
Loans and advances to credit institutions	101	100	95
Loans and advances to customers	15,361	15,197	8,437
Debt securities	10	14	8

Total Impaired Risks on Balance(1)	15,612	15,523	8,728

Impaired Risks Off Balance(2)
Impaired contingent liabilities	324	405	131

TOTAL IMPAIRED RISKS(1)+(2)	15,936	15,928	8,859

Of which:
Government	123	87	102
Credit institutions	129	172	165
Other sectors	15,360	15,264	8,461
Mortgage	8,627	7,932	3,047
With partial secured loans	159	37	4
Rest	6,574	7,295	5,410
Impaired contingent liabilities	324	405	131

TOTAL IMPAIRED RISKS	15,936	15,928	8,859

The changes in 2010, 2009 and 2008 in the impaired financial assets and contingent liabilities were as follows:

Changes in Impaired Financial
Assets and Contingent Liabilities	2010	2009	2008
	(In millions of euros)

Balance at the beginning	15,928	8,859	3,418
Additions(1)	13,207	17,298	11,488
Recoveries(2)	(9,138)	(6,524)	(3,668)
Net additions(1)+(2)	4,069	10,774	7,820
Transfers to write-off	(4,307)	(3,737)	(2,198)
Exchange differences and other	247	32	(181)

Balance at the end	15,936	15,928	8,859

Recoveries on entries(%)	69	38	32

Below are details of the impaired financial assets as of December 31, 2010, 2009 and 2008, without considering impaired liabilities or valuation adjustments, classified by geographical location of risk and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Less than 6	6 to 9	9 to 12	More than
	Months	Months	Months	12 Months
2010	Past-Due	Past-Due	Past-Due	Past-Due	Total
	(In millions of euros)

Spain	5,279	1,064	798	4,544	11,685
Rest of Europe	106	24	24	55	209
Latin America	1,473	112	100	397	2,082
The United States	1,110	84	111	331	1,636
Rest of the world	—	—	—	—	—

Total	7,968	1,284	1,034	5,327	15,612

Below are details of the impaired financial assets as of December 31, 2010, classified by type of loan in accordance with its associated guarantee, and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Less than	6 to 9	9 to 12	More than
	6 Months	Months	Months	12 Months
2010	Past-Due	Past-Due	Past-Due	Past-Due	Total
	(In millions of euros)

Unsecured loans	4,309	338	271	1,710	6,628
Mortgage	3,301	946	763	3,617	8,627
Residential mortgage	629	304	271	1,472	2,676
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	561	128	100	602	1,391
Rest of residential mortgage	701	132	99	593	1,525
Plots and other real state assets	1,410	382	293	950	3,035
Other partially secured loans	159	—	—	—	159
Others	199	—	—	—	198

Total	7,968	1,284	1,034	5,327	15,612

Financial income accrued from impaired financial assets amounted to €1,717 million, €1,485 million and 1,042 million as of December 31, 2010, 2009 and 2008, respectively. This income is not recognized in the accompanying consolidated income statement due to the existence of doubts as to the collection of these assets. Note 2.2.1.b to the Consolidated Financial Statements gives a description of the individual analysis of impaired financial assets, including the factors the entity takes into account in determining that they are impaired and the extension of guarantees and other credit enhancements.

The following shows the changes in impaired financial assets written off from the balance sheet for the years ended December 31, 2010, 2009 and 2008 because the possibility of their recovery was deemed remote:

	2010	2009	2008
	(In millions of euros)

Changes in Written-Off
Balance at the beginning of year	9,834	6,872	5,622
Increase:	4,788	3,880	1,976
Decrease:	(1,448)	(1,172)	(567)
Re-financing or restructuring	(1)	—	—
Cash recovery	(253)	(188)	(199)
Foreclosed assets	(5)	(48)	(13)
Sales of written-off	(342)	(590)	(261)
Other causes	(847)	(346)	(94)
Net exchange differences	193	253	(159)

Balance at the end	13,367	9,833	6,872

Our non-performing assets (“NPA”) ratios for the headings “Loans and advances to customers” and “Contingent liabilities” as of December 31, 2010, 2009 and 2008 were 4.1%, 4.3% and 2.3%, respectively.

A breakdown of impairment losses by type of financial instrument registered in the income statement and the recoveries of impaired financial assets in 2010, 2009 and 2008 is provided Note 49 to the Consolidated Financial Statements. The accumulated balance of impairment losses broken down by portfolio as of December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
	(In millions of euros)

Impairment Losses
Available-for-sale portfolio	619	449	202
Loans and receivables	9,473	8,805	7,505
Loans and advances to customers	9,396	8,720	7,412
Loans and advances to credit institutions	67	68	74
Debt securities	10	17	19
Held to maturity investment	1	1	4

Total	10,093	9,255	7,711
Of which:
For impaired portfolio	7,362	6,380	3,480
For currently non-impaired portfolio	2,731	2,875	4,231

In addition to the amounts indicated above, provisions for contingent exposures and commitments rose to €264, €243 and €421 million as of December 31, 2010, 2009 and 2008 respectively (see Note 25 to the Consolidated Financial Statements).

The changes in the accumulated impairment losses for the years 2010, 2009 and 2008 were as follows:

	2010	2009	2008
	(In millions of euros)

Changes in the Impairment Losses
Balance at the beginning	9,255	7,711	7,194
Increase in impairment losses charged to income	7,207	8,282	4,590
Decrease in impairment losses credited to income	(2,236)	(2,622)	(1,457)
Acquisition of subsidiaries	—	—	1
Disposal of subsidiaries	—	—	(4)
Transfers to written-off loans	(4,488)	(3,878)	(1,951)
Exchange differences and other	355	(238)	(662)

Balance at the end	10,093	9,255	7,711
Of which:
For impaired portfolio	7,362	6,380	3,480
For currently non-impaired portfolio	2,731	2,875	4,231

Most of the impairment on financial assets are included under the heading “Loans and receivables — Loans and advances to customers”. The changes in impairment for 2010, 2009 and 2008 are shown in this heading:

Changes in the Impairment Losses	2010	2009	2008
	(In millions of euros)

Loans and advances to customers
Balance at the beginning	8,720	7,412	7,117
Increase in impairment losses charged to income	7,014	7,983	4,434
Decrease in impairment losses credited to income	(2,200)	(2,603)	(1,636)
Acquisition of subsidiaries	—	—	—
Disposal of subsidiaries	—	—	—
Transfers to written-off loans	(4,423)	(3,828)	(1,950)
Exchange differences and other	285	(244)	(553)

Balance at the end	9,396	8,720	7,412
Of which:
For impaired portfolio	6,683	5,864	3,239
For currently non-impaired portfolio	2,713	2,856	4,173

Risk Concentrations

The table below shows the Group’s financial instruments by geographical area, not taking into account valuation adjustments, as of December 31, 2010, 2009 and 2008:

		Europe,
2010		Excluding		Latin
Risks On-Balance	Spain	Spain	USA	America	Rest	Total
	(In millions of euros)

Financial assets held for trading	18,903	22,899	3,951	15,126	2,404	63,283
Debt securities	9,522	2,839	654	10,938	405	24,358
Equity instruments	3,041	888	148	861	322	5,260
Derivatives	6,340	19,172	3,149	3,327	1,677	33,665
Other financial assets designated at fair value through profit or loss	284	98	481	1,913	1	2,777
Debt securities	138	66	480	7	—	691
Equity instruments	146	32	1	1,906	1	2,086
Available-for-sale portfolio	25,230	7,689	7,581	14,449	1,234	56,183
Debt securities	20,725	7,470	6,903	14,317	1,187	50,602
Equity instruments	4,505	219	678	132	47	5,581
Loans and receivables	218,399	30,985	39,944	77,861	5,847	373,036
Loans and advances to credit institutions	6,786	7,846	864	7,090	1,018	23,604
Loans and advances to customers	210,102	23,139	38,649	70,497	4,822	347,209
Debt securities	1,511	—	431	274	7	2,223
Held-to-maturity investments	7,504	2,443	—	—	—	9,947
Hedging derivatives	234	2,922	131	281	35	3,603

Total	270,554	67,036	52,088	109,630	9,521	508,829

		Europe,
		Excluding		Latin
Risks Off-Balance	Spain	Spain	USA	America	Rest	Total

Financial guarantees	20,175	6,773	3,069	4,959	1,465	36,441
Contingent exposures	35,784	19,144	17,604	17,132	910	90,574

Total	55,959	25,917	20,673	22,091	2,375	127,015

		Europe,
2009		Excluding		Latin
Risks On-Balance	Spain	Spain	USA	America	Rest	Total
	(In millions of euros)

Financial assets held for trading	22,893	25,583	3,076	15,941	2,240	69,733
Debt securities	14,487	7,434	652	11,803	296	34,672
Equity instruments	3,268	624	35	1,662	194	5,783
Derivatives	5,138	17,525	2,389	2,476	1,750	29,278
Other financial assets designated at fair value through profit or loss	330	73	436	1,498	—	2,337
Debt securities	157	42	435	5	—	639
Equity instruments	173	31	1	1,493	—	1,698
Available-for-sale portfolio	30,177	11,660	7,828	12,585	1,266	63,516
Debt securities	24,838	11,429	7,082	12,494	1,223	57,066
Equity instruments	5,339	231	746	91	43	6,450
Loans and receivables	206,097	34,613	40,469	66,395	6,167	353,741
Loans and advances to credit institutions	2,568	11,280	2,441	4,993	918	22,200
Loans and advances to customers	203,529	23,333	37,688	61,298	5,239	331,087
Debt securities	—	—	340	104	10	454
Held-to-maturity investments	2,625	2,812	—	—	—	5,437
Hedging derivatives	218	2,965	117	270	25	3,595

Total	262,340	77,706	51,926	96,689	9,698	498,359

		Europe,
		Excluding		Latin
Risks Off-Balance	Spain	Spain	USA	America	Rest	Total

Financial guarantees	15,739	7,826	3,330	4,601	1,689	33,185
Contingent exposures	37,804	24,119	15,990	13,164	1,246	92,323

Total	53,543	31,945	19,320	17,765	2,935	125,508

		Europe,
2008		Excluding		Latin
Risks On-Balance	Spain	Spain	USA	America	Rest	Total
	(In millions of euros)

Financial assets held for trading	20,489	30,251	4,566	16,120	1,873	73,299
Debt securities	7,799	5,926	652	11,563	616	26,556
Equity instruments	2,332	1,376	80	1,071	938	5,797
Derivatives	10,358	22,949	3,834	3,486	319	40,946
Other financial assets designated at fair value through profit or loss	245	24	442	1,042	1	1,754
Debt securities	63	—	441	12	—	516
Equity instruments	182	24	1	1,030	1	1,238
Available-for-sale portfolio	15,233	10,460	9,633	8,449	2,999	46,774
Debt securities	11,811	9,970	8,889	8,368	924	39,962
Equity instruments	3,422	490	744	81	2,075	6,812
Loans and receivables	215,030	44,394	38,268	69,534	8,162	375,388
Loans and advances to credit institutions	6,556	15,848	2,479	7,466	1,330	33,679
Loans and advances to customers	208,474	28,546	35,498	61,978	6,826	341,322
Debt securities	—	—	291	90	6	387
Held-to-maturity investments	2,396	2,889	—	—	—	5,285
Hedging derivatives	439	2,789	270	309	26	3,833

Total	253,832	90,807	53,179	95,454	13,060	506,333

		Europe,
		Excluding		Latin
Risks Off-Balance	Spain	Spain	USA	America	Rest	Total

Financial guarantees	16,843	8,969	3,456	4,721	1,963	35,952
Contingent exposures	45,039	22,366	16,194	13,559	1,739	98,897

Total	61,882	31,335	19,650	18,280	3,702	134,849

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

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

(g) Expenses of the Depositary
Expenses incurred on behalf of holders in connection with

1)   stock transfer or other taxes (including Spanish income taxes) and other governmental charges;

2)   cable, telex and facsimile transmission and delivery charges incurred at request of holder of ADS or person depositing shares for the issuance of ADSs;

3)   transfer, brokerage or registration fees for the registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian;

4)   reasonable and customary expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars
Expenses payable by holders of ADSs or persons depositing shares for the issuance of ADSs; expenses payable in connection with the conversion of foreign currency into U.S. dollars are payable out of such foreign currency

The Depositary may remit to us all or a portion of the Depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2010, the Depositary reimbursed us $527 thousand with respect to certain fees and expenses. The table below sets forth the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed in 2010.

Amount
Reimbursed in
the Year
Ended
Category of Expenses	December 31, 2010
Thousands of dollars

NYSE Listing Fees	119
Investor Relations Marketing	210
Professional Services	129
AGM Expenses	69

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2010, BBVA, under the supervision and with the participation of BBVA’s management, including our Chairman and Chief Executive Officer, President and Chief Operating Officer and Chief Accounting Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of BBVA’s management, including our Chairman and Chief Executive Officer, President and Chief Operating Officer and Chief Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2010, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2010 has been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the internal control over financial reporting of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group” — Note 3) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Group and our report dated April 1, 2011 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph stating that the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) and that the information relating to the nature and effect of such differences is presented in Note 60 to the consolidated financial statements of the Group.

/s/  DELOITTE, S.L.
Madrid — Spain
April 1, 2011

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

The charter for our Audit and Compliance Committee provides that the Chairman of the Audit and Compliance Committee is required to have experience in financial matters as well as knowledge of the accounting standards and principles required by the banking regulators, and we have determined that Mr. José Luis Palao García Suelto, the Chairman of the Audit and Compliance Committee, has such experience and knowledge and is an “audit committee financial expert” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Palao is independent within the meaning of the New York Stock Exchange listing standards.

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

BBVA’s Code of Ethics and Conduct applies, among others, to its chief executive officer, chief financial officer and chief accounting officer. This code establishes the principles that guide these officers’ respective actions: ethical conduct, professional standards and confidentiality. It also establishes the limitations and defines the conflicts of interest arising from their status as senior executives. We have not waived compliance with, nor made any amendment to, the Code of Ethics and Conduct in 2010. BBVA’s Code of Ethics and Conduct can be found on its website at www.bbva.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L., by type of service rendered for the periods indicated.

	Year Ended December 31,
Services Rendered	2010	2009
	(In millions of euros)

Audit Fees(1)	7.3	6.9
Audit-Related Fees(2)	1.3	0.7
Tax Fees(3)	0.3	0.2
All Other Fees(4)	0.6	0.7

Total	9.5	8.5

(1)	Aggregate fees billed for each of the last two fiscal years for professional services rendered by Deloitte, S.L. for the audit of BBVA’s annual financial statements or services that are normally provided by Deloitte, S.L. in connection with statutory and regulatory filings or engagements for those fiscal years. Total audit fees billed by Deloitte, S.L. and its worldwide affiliates, were €16.4 million and €13.1 million in 2010 and 2009, respectively.

(2)	Aggregate fees billed in each of the last two fiscal years for assurance and related services by Deloitte, S.L. that are reasonably related to the performance of the audit or review of BBVA’s financial statements and are not reported under (1) above.

(3)	Aggregate fees billed in each of the last two fiscal years for professional services rendered by Deloitte, S.L. for tax compliance, tax advice, and tax planning.

(4)	Aggregate fees billed in each of the last two fiscal years for products and services provided by Deloitte, S.L. other than the services reported in (1), (2) and (3) above. Services in this category consisted primarily of employee education courses and verification of the security of information systems.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total Number of	Maximum Number
			Shares (or Units)	(or Approximate Dollar
			Purchased as Part	Value) of Shares (or
	Total Number of	Average Price	of Publicly	Units) that may yet Be
	Ordinary Shares	Paid per Share (or	Announced Plans or	Purchased Under the
2010	Purchased	Unit)	Programs	Plans or Programs

January 1 to January 31	50,319,956	€11.93	—	—
February 1 to February 28	56,619,454	€10.01	—	—
March 1 to March 31	42,829,540	€10.41	—	—
April 1 to April 30	77,852,734	€10.45	—	—
May 1 to May 31	113,715,210	€8.79	—	—
June 1 to June 30	75,038,225	€9.21	—	—
July 1 to July 31	98,431,518	€9.13	—	—
August 1 to August 31	36,309,050	€9.95	—	—
September 1 to September 30	60,745,856	€10.02	—	—
October 1 to October 31	80,592,413	€9.63	—	—
November 1 to November 30	69,811,829	€8.25	—	—
December 1 to December 31	59,563,014	€8.24	—	—

Total	821,828,799	€9.53	—	—

During 2010, we sold a total of 780,423,886 shares for an average price of €9.48 per share.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

During the years ended December 31, 2010, 2009 and 2008 and through the date of this Annual Report, the principal independent accountant engaged to audit our financial statements, Deloitte S.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed. For each of the years ended December 31, 2010, 2009 and 2008, Deloitte S.L. has not expressed reliance on another accountant or accounting firm in its report on our audited annual accounts for such periods.

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

With the exception of the rules on the composition of the Audit and Compliance Committee contained in the Securities Market Act, where at least one of the members must be an independent director, Spanish law does not contain any other requirement that members of the board of directors or the committees thereof be independent, nor does Spanish law provide for the time being any definition of what constitutes independence for the purpose of board or committee membership or otherwise. In addition, Spanish law does not require that a company have a compensation committee or an appointments committee. However, there are non-binding recommendations for listed companies in Spain to have these committees and for them to be composed of a majority of non-executive directors as well as a definition of what constitutes independence for directors.

As described above, pursuant to article 1 of our Board regulations BBVA considers that independent directors are those who fulfill the requirements described below:

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

h) Have not been proposed by the Appointments Committee for appointment or renewal.

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

According to recommendations on corporate governance, the Board has established a limit on how long a director may remain independent. Directors may not remain on the Board as independent directors after having sat on it as such for more than 12 consecutive years.

Our Board of Directors has a large number of non-executive directors and nine out of the 12 members of our Board are independent under the definition of independence described above. In addition, our Audit and Compliance Committee is composed exclusively of independent directors and the committee chairman is required to have experience in financial management and an understanding of the standards and accounting procedures required by the governmental authorities that regulate the banking sector. In accordance with the non-binding recommendation, our Board of Directors has an Appointments Committee and a Compensation Committee which are composed mainly of independent directors.

Separate Meetings for Independent Directors

In accordance with the NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Spanish law, this practice is not contemplated as such. We note, however, that our independent directors meet periodically outside the presence of our executive directors anytime the Audit and Compliance Committee or the Appointments Committee and Compensation Committee meet, since these Committees are comprised solely of non-executive directors. In addition, our independent directors meet outside the presence of our executive directors as often as they deem fit, and usually prior to meetings of the Board of Directors or its Committees.

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

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ JAVIER MALAGON NAVAS Name: JAVIER MALAGON NAVAS Title: Chief Accounting Officer

Date: April 1, 2011

37.	Purchase and sale commitments and future payment obligations	F-145
38.	Transactions on behalf of third parties	F-145
39.	Interest, income and similar expenses	F-146
40.	Dividend income	F-149
41.	Share of profit or loss of entities accounted for using the equity method	F-150
42.	Fee and commission income	F-150
43.	Fee and commission expenses	F-150
44.	Net gains (losses) on financial assets and liabilities	F-151
45.	Other operating income and expenses	F-152
46.	Administrative costs	F-152
47.	Depreciation and amortization	F-156
48.	Provisions (net)	F-156
49.	Impairment losses on financial assets (net)	F-156
50.	Impairment losses on other assets (net)	F-157
51.	Gains (losses) on derecognized assets not classified as non-current assets held for sale	F-157
52.	Gains (losses) in non-current assets held for sale not classified as discontinued operations	F-157
53.	Consolidates statement of cash flows	F-158
54.	Accountant fees and services	F-159
55.	Related party transactions	F-159
56.	Remuneration of the Board of Directors and Members of the Bank’s Management Committee	F-161
57.	Detail of the Directors’ holdings in companies with similar business activities	F-164
58.	Other information	F-164
59.	Subsequent events	F-165
60.	Differences between Eu-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and the United States generally accepted accounting principles and other required disclosures english	F-165

APPENDICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the accompanying consolidated balance sheets of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group” — Note 3) as of December 31, 2010, 2009 and 2008, and the related consolidated income statements, statements of recognized income and expense, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group as of December 31, 2010, 2009 and 2008, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2010, in conformity with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 (see Note 1.2).

EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 60 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1, 2011 expressed an unqualified opinion on the Group’s internal control over financial reporting

/s/  DELOITTE, S.L.

Madrid — Spain
April 1, 2011

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010, 2009 and 2008
(Notes 1 to 5)

	Notes	2010	2009	2008
		Millions of euros

ASSETS
CASH AND BALANCES WITH CENTRAL BANKS	9	19,981	16,344	14,659
FINANCIAL ASSETS HELD FOR TRADING	10	63,283	69,733	73,299
Loans and advances to credit institutions		—	—	—
Loans and advances to customers		—	—	—
Debt securities		24,358	34,672	26,556
Equity instruments		5,260	5,783	5,797
Trading derivatives		33,665	29,278	40,946
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,774	2,337	1,754
Loans and advances to credit institutions		—	—	—
Loans and advances to customers		—	—	—
Debt securities		688	639	516
Equity instruments		2,086	1,698	1,238
AVAILABLE-FOR-SALE FINANCIAL ASSETS	12	56,456	63,521	47,780
Debt securities		50,875	57,071	39,831
Equity instruments		5,581	6,450	7,949
LOANS AND RECEIVABLES	13	364,707	346,117	369,494
Loans and advances to credit institutions		23,637	22,239	33,856
Loans and advances to customers		338,857	323,442	335,260
Debt securities		2,213	436	378
HELD-TO-MATURITY INVESTMENTS	14	9,946	5,437	5,282
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	40	—	—
HEDGING DERIVATIVES	15	3,563	3,595	3,833
NON-CURRENT ASSETS HELD FOR SALE	16	1,529	1,050	444
INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	17	4,547	2,922	1,467
Associates		4,247	2,614	894
Jointly controlled entities		300	308	573
INSURANCE CONTRACTS LINKED TO PENSIONS		—	—	—
REINSURANCE ASSETS	18	28	29	29
TANGIBLE ASSETS	19	6,701	6,507	6,908
Property, plants and equipment		5,132	4,873	5,174
For own use		4,408	4,182	4,442
Other assets leased out under an operating lease		724	691	732
Investment properties		1,569	1,634	1,734
INTANGIBLE ASSETS	20	8,007	7,248	8,439
Goodwill		6,949	6,396	7,659
Other intangible assets		1,058	852	780
TAX ASSETS	21	6,649	6,273	6,484
Current		1,113	1,187	1,266
Deferred		5,536	5,086	5,218
OTHER ASSETS	22	4,527	3,952	2,778
Inventories		2,788	1,933	1,066
Rest		1,739	2,019	1,712

TOTAL ASSETS		552,738	535,065	542,650

The accompanying Notes 1 to 60 and Appendices I to XI are an integral part of the consolidated balance sheet as of December 31, 2010.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010, 2009 and 2008
(Notes 1 to 5)

	Notes	2010	2009	2008
		Millions of euros

LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING	10	37,212	32,830	43,009
Deposits from central banks		—	—	—
Deposits from credit institutions		—	—	—
Customer deposits		—	—	—
Debt certificates		—	—	—
Trading derivatives		33,166	29,000	40,309
Short positions		4,046	3,830	2,700
Other financial liabilities		—	—	—
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	1,607	1,367	1,033
Deposits from central banks		—	—	—
Deposits from credit institutions		—	—	—
Customer deposits		—	—	—
Debt certificates		—	—	—
Subordinated liabilities		—	—	—
Other financial liabilities		1,607	1,367	1,033
FINANCIAL LIABILITIES AT AMORTIZED COST	23	453,164	447,936	450,605
Deposits from central banks		11,010	21,166	16,844
Deposits from credit institutions		57,170	49,146	49,961
Customer deposits		275,789	254,183	255,236
Debt certificates		85,179	99,939	104,157
Subordinated liabilities		17,420	17,878	16,987
Other financial liabilities		6,596	5,624	7,420
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		(2)	—	—
HEDGING DERIVATIVES	15	1,664	1,308	1,226
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	16	—	—	—

LIABILITIES UNDER INSURANCE CONTRACTS	24	8,034	7,186	6,571
PROVISIONS	25	8,322	8,559	8,678
Provisions for pensions and similar obligations		5,980	6,246	6,359
Provisions for taxes and other legal contingencies		304	299	263
Provisions for contingent exposures and commitments		264	243	421
Other provisions		1,774	1,771	1,635
TAX LIABILITIES	21	2,195	2,208	2,266
Current		604	539	984
Deferred		1,591	1,669	1,282
OTHER LIABILITIES	22	3,067	2,908	2,557

TOTAL LIABILITIES		515,263	504,302	515,945

	Notes	2010	2009	2008
		Millions of euros

LIABILITIES AND EQUITY (Continued)
STOCKHOLDERS’ FUNDS		36,689	29,362	26,586
Common Stock	27	2,201	1,837	1,837
Issued		2,201	1,837	1,837
Unpaid and uncalled(-)		—	—	—
Share premium	28	17,104	12,453	12,770
Reserves	29	14,360	12,074	9,410
Accumulated reserves (losses)		14,305	11,765	8,801
Reserves (losses) of entities accounted for using the equity method		55	309	609
Other equity instruments		37	12	89
Equity component of compound financial instruments		—	—	—
Other equity instruments		37	12	89
Less: Treasury stock	30	(552)	(224)	(720)
Income attributed to the parent company		4,606	4,210	5,020
Less: Dividends and remuneration		(1,067)	(1,000)	(1,820)
VALUATION ADJUSTMENTS	31	(770)	(62)	(930)
Available-for-sale financial assets		333	1,951	931
Cash flow hedging		49	188	207
Hedging of net investment in foreign transactions		(158)	219	247
Exchange differences		(978)	(2,236)	(2,231)
Non-current assets held-for-sale		—	—	—
Entities accounted for using the equity method		(16)	(184)	(84)
Other valuation adjustments		—	—	—
NON-CONTROLLING INTEREST	32	1,556	1,463	1,049
Valuation adjustments		(86)	18	(175)
Rest		1,642	1,445	1,224

TOTAL EQUITY		37,475	30,763	26,705

TOTAL LIABILITIES AND EQUITY		552,738	535,065	542,650

Memorandum Item	Notes	2010	2009	2008
		Millions of euros

CONTINGENT EXPOSURES	34	36,441	33,185	35,952

CONTINGENT COMMITMENTS	34	90,574	92,323	98,897

The accompanying Notes 1 to 60 and Appendices I to XI are an integral part of the consolidated balance sheet as of December 31, 2010.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008 (Notes 1 to 5)

	Notes	2010	2009	2008
		Millions of Euros

INTEREST AND SIMILAR INCOME	39	21,134	23,775	30,404
INTEREST AND SIMILAR EXPENSES	39	(7,814)	(9,893)	(18,718)

NET INTEREST INCOME		13,320	13,882	11,686

DIVIDEND INCOME	40	529	443	447
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	41	335	120	293
FEE AND COMMISSION INCOME	42	5,382	5,305	5,539
FEE AND COMMISSION EXPENSES	43	(845)	(875)	(1,012)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	44	1,441	892	1,328
Financial instruments held for trading		643	321	265
Other financial instruments at fair value through profit or loss		83	79	(17)
Other financial instruments not at fair value through profit or loss		715	492	1,080
Rest		—	—	—
EXCHANGE DIFFERENCES (NET)		453	652	231
OTHER OPERATING INCOME	45	3,543	3,400	3,559
Income on insurance and reinsurance contracts		2,597	2,567	2,512
Financial income from non-financial services		647	493	485
Rest of other operating income		299	340	562
OTHER OPERATING EXPENSES	45	(3,248)	(3,153)	(3,093)
Expenses on insurance and reinsurance contracts		(1,815)	(1,847)	(1,896)
Changes in inventories		(554)	(417)	(403)
Rest of other operating expenses		(879)	(889)	(794)

GROSS INCOME		20,910	20,666	18,978

ADMINISTRATION COSTS	46	(8,207)	(7,662)	(7,756)
Personnel expenses		(4,814)	(4,651)	(4,716)
General and administrative expenses		(3,393)	(3,011)	(3,040)
DEPRECIATION AND AMORTIZATION	47	(761)	(697)	(699)
PROVISIONS (NET)	48	(482)	(458)	(1,431)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	49	(4,718)	(5,473)	(2,941)
Loans and receivables		(4,563)	(5,199)	(2,797)
Other financial instruments not at fair value through profit or loss		(155)	(274)	(144)

NET OPERATING INCOME		6,742	6,376	6,151

NET OPERATING INCOME		6,742	6,376	6,151
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	50	(489)	(1,618)	(45)
Goodwill and other intangible assets		(13)	(1,100)	(1)
Other assets		(476)	(518)	(44)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	51	41	20	72
NEGATIVE GOODWILL	20	1	99	—
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	52	127	859	748

INCOME BEFORE TAX		6,422	5,736	6,926

INCOME TAX	21	(1,427)	(1,141)	(1,541)

INCOME FROM CONTINUING TRANSACTIONS		4,995	4,595	5,385

INCOME FROM DISCONTINUED TRANSACTIONS (NET)		—	—	—

NET INCOME		4,995	4,595	5,385

Net Income attributed to parent company		4,606	4,210	5,020
Net income attributed to non-controlling interests	32	389	385	365

	Note	2010	2009	2008
		Euros

EARNINGS PER SHARE	5
Basic earnings per share		1.17	1.08	1.31
Diluted earnings per share		1.17	1.08	1.31

The accompanying Notes 1 to 60 and Appendices I to XI are an integral part of the consolidated income statement for the year ending December 31, 2010.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Notes 1 to 5)

	2010	2009	2008
	Millions of euros

NET INCOME RECOGNIZED IN INCOME STATEMENT	4,995	4,595	5,385

OTHER RECOGNIZED INCOME (EXPENSES)	(813)	1,061	(3,237)

Available-for-sale financial assets	(2,166)	1,502	(3,787)
Valuation gains/(losses)	(1,963)	1,520	(2,065)
Amounts removed to income statement	(206)	(18)	(1,722)
Reclassifications	3	—	—
Cash flow hedging	(190)	(32)	361
Valuation gains/(losses)	(156)	(21)	373
Amounts removed to income statement	(34)	(11)	(12)
Amounts removed to the initial carrying amount of the hedged items	—	—	—
Reclassifications	—	—	—
Hedging of net investment in foreign transactions	(377)	(27)	(50)
Valuation gains/(losses)	(377)	(27)	(50)
Amounts removed to income statement	—	—	—
Reclassifications	—	—	—
Exchange differences	1,384	68	(661)
Valuation gains/(losses)	1,380	141	(678)
Amounts removed to income statement	4	(73)	17
Reclassifications	—	—	—
Non-current assets held for sale	—	—	—
Valuation gains/(losses)	—	—	—
Amounts removed to income statement	—	—	—
Reclassifications	—	—	—
Actuarial gains and losses in post-employment plans	—	—	—
Entities accounted for using the equity method	228	(88)	(144)
Valuation gains/(losses)	228	(88)	(144)
Amounts removed to income statement	—	—	—
Reclassifications	—	—	—
Rest of recognized income and expenses	—	—	—
Income tax	308	(362)	1,044

TOTAL RECOGNIZED INCOME/EXPENSES	4,182	5,656	2,148

Attributed to the parent company	3,898	5,078	1,838
Attributed to minority interests	284	578	310

The accompanying Notes 1 to 60 and Appendices I to XI are an integral part of the consolidated statement of recognized income and expense for the year ended December 31, 2010.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Notes 1 to 5)

	Total Equity Attributed to the Parent Company
	Stockholders’ Funds
			Reserves (Note 29)
				Reserves
				(Losses) From
				Entities
				Accounted		Less:		Less:				Non-
	Common	Share	Accumulated	for Using	Other	Treasury	Income Attributed	Dividends and	Total	Valuation		Controlling
	Stock	Premium	Reserves	the Equity	Equity	Stock	to the Parent	Remunerations	Stockholders’	Adjustments		Interests	Total
2010	(Note 27)	(Note 28)	(Losses)	Method	Instruments	(Note 30)	Company	(Note 4)	Funds	(Note 31)	Total	(Note 32)	Equity
	Millions of euros

Balances as of January 1, 2010	1,837	12,453	11,765	309	12	(224)	4,210	(1,000)	29,362	(62)	29,300	1,463	30,763
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1,837	12,453	11,765	309	12	(224)	4,210	(1,000)	29,362	(62)	29,300	1,463	30,763

Total income/expense recognized	—	—	—	—	—	—	4,606	—	4,606	(708)	3,898	284	4,182

Other changes in equity	364	4,651	2,540	(254)	25	(328)	(4,210)	(67)	2,721	—	2,721	(191)	2,530

Common stock increase	364	4,651	—	—	—	—	—	—	5,015	—	5,015	—	5,015
Common stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	25	—	—	—	25	—	25	—	25
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	(558)	(1,067)	(1,625)	—	(1,625)	(197)	(1,822)
Transactions including treasury stock and other equity instruments (net)	—	—	(105)	—	—	(328)	—	—	(433)	—	(433)	—	(433)
Transfers between total equity entries	—	—	2,865	(213)	—	—	(3,652)	1,000	—	—	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Rest of increases/reductions in total equity	—	—	(220)	(41)	—	—	—	—	(261)	—	(261)	6	(255)

Balances as of December 31, 2010	2,201	17,104	14,305	55	37	(552)	4,606	(1,067)	36,689	(770)	35,919	1,556	37,475

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Notes 1 to 5)

	Total Equity Attributed to the Parent Company
	Stockholders’ Funds
			Reserves (Note 29)
				Reserves
				(Losses)
				from
				Entities
				Accounted		Less:	Income	Less:				Non-
	Common	Share	Accumulated	for Using		Treasury	Attributed	Dividends and	Total	Valuation		Controlling
	Stock	Premium	Reserves	the Equity	Other Equity	Stock	to the Parent	Remunerations	Stockholders’	Adjustments		Interests	Total
2009	(Note 27)	(Note 28)	(Losses)	Method	Instruments	(Note 30)	Company	(Note 4)	Funds	(Note 31)	Total	(Note 32)	Equity
	Millions of euros

Balances as of January 1, 2009	1,837	12,770	8,801	609	89	(720)	5,020	(1,820)	26,586	(930)	25,656	1,049	26,705
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1,837	12,770	8,801	609	89	(720)	5,020	(1,820)	26,586	(930)	25,656	1,049	26,705

Total income/expense recognized	—	—	—	—	—	—	4,210	—	4,210	868	5,078	578	5,656

Other changes in equity	—	(317)	2,964	(300)	(77)	496	(5,020)	820	(1,434)	—	(1,434)	(164)	(1,598)

Common stock increase	—	—	—	—	—	—	—	—	—	—	—	—	—
Common stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	10	—	—	—	10	—	10	—	10
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	—	(1,000)	(1,000)	—	(1,000)	(144)	(1,144)
Transactions including treasury stock and other equity instruments (net)	—	—	(238)	—	—	496	—	—	258	—	258	—	258
Transfers between total equity entries	—	—	3,378	(178)	—	—	(5,020)	1,820	—	—	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	(317)	—	—	(87)	—	—	—	(404)	—	(404)	—	(404)
Rest of increases/reductions in total equity	—	—	(176)	(122)	—	—	—	—	(298)	—	(298)	(20)	(318)

Balances as of December 31, 2009	1,837	12,453	11,765	309	12	(224)	4,210	(1,000)	29,362	(62)	29,300	1,463	30,763

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Notes 1 to 5)

	Total Equity Attributed to the Parent Company
	Stockholders’ Funds
			Reserves (Note 29)
				Reserves
				(Losses)
				from
				Entities			Income
				Accounted		Less:	Attributed	Less:				Non-
	Common	Share	Accumulated	for Using	Other	Treasury	to the	Dividends and	Total	Valuation		controlling
	Stock	Premium	Reserves	the Equity	Equity	Stock	Parent	Remunerations	Stockholders’	Adjustments		Interests	Total
2008	(Note 27)	(Note 28)	(Losses)	Method	Instruments	(Note 30)	Company	(Note 4)	Funds	(Note 31)	Total	(Note 32)	Equity
	Millions of euros

Balances as of January 1, 2008	1,837	12,770	5,609	451	68	(389)	6,126	(1,661)	24,811	2,252	27,063	880	27,943
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1,837	12,770	5,609	451	68	(389)	6,126	(1,661)	24,811	2,252	27,063	880	27,943

Total income/expense recognized	—	—	—	—	—	—	5,020	—	5,020	(3,182)	1,838	310	2,148

Other changes in equity	—	—	3,192	158	21	(331)	(6,126)	(159)	(3,245)	—	(3,245)	(142)	(3,387)

Common stock increase	—	—	—	—	—	—	—	—	—	—	—	—	—
Common stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	21	—	—	—	21	—	21	—	21
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	(1,002)	(1,820)	(2,822)	—	(2,822)	(142)	(2,964)
Transactions including treasury stock and other equity instruments (net)	—	—	(172)	—	—	(331)	—	—	(503)	—	(503)	—	(503)
Transfers between total equity entries	—	—	3,431	33	—	—	(5,125)	1,661	—	—	—	—	—
Increase/Reduction due to business combinations	—	—	9	—	—	—	—	—	9	—	9	—	9
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Rest of increases/reductions in total equity	—	—	(75)	125	—	—	—	—	49	—	49	—	49

Balances as of December 31, 2008	1,837	12,770	8,801	609	89	(720)	5,020	(1,820)	26,586	(930)	25,656	1,049	26,705

The accompanying Notes 1 to 60 and Appendices I to XI are an integral part of the consolidated statement of changes in equity for the year ended December 31, 2010.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008 (Notes 1 to 5)

	Notes	2010	2009	2008
		Millions of euros

CASH FLOW FROM OPERATING ACTIVITIES(1)	53	8,503	2,567	(1,992)
Net income for the year		4,995	4,595	5,385
Adjustments to obtain the cash flow from operating activities:		(534)	(591)	(1,112)
Depreciation and amortization		761	697	699
Other adjustments		(1,295)	(1,288)	(1,811)
Net increase/decrease in operating assets		6,452	(9,781)	45,714
Financial assets held for trading		(6,450)	(3,566)	10,964
Other financial assets designated at fair value through profit or loss		437	582	588
Available-for-sale financial assets		(7,064)	15,741	(800)
Loans and receivables		18,590	(23,377)	30,866
Other operating assets		939	839	4,096
Net increase/decrease in operating liabilities		9,067	(12,359)	37,908
Financial liabilities held for trading		4,383	(10,179)	23,736
Other financial liabilities designated at fair value through profit or loss		240	334	—
Financial liabilities at amortized cost		5,687	(3,564)	20,058
Other operating liabilities		(1,243)	1,050	(5,886)
Collection/Payments for income tax		1,427	1,141	1,541
CASH FLOWS FROM INVESTING ACTIVITIES(2)	53	(7,078)	(643)	(2,865)
Investment		8,762	2,396	4,617
Tangible assets		1,040	931	1,199
Intangible assets		464	380	402
Investments		1,209	2	672
Subsidiaries and other business units		77	7	1,559
Non-current assets held for sale and associated liabilities		1,464	920	515
Held-to-maturity investments		4,508	156	—
Other settlements related to investing activities		—	—	270
Divestments		1,684	1,753	1,752
Tangible assets		261	793	168
Intangible assets		6	147	31
Investments		1	1	9
Subsidiaries and other business units		69	32	13
Non-current assets held for sale and associated liabilities		1,347	780	374
Held-to-maturity investments		—	—	283
Other collections related to investing activities		—	—	874
CASH FLOWS FROM FINANCING ACTIVITIES(3)	53	1,148	(74)	(2,271)
Investment		12,410	10,012	17,807
Dividends		1,218	1,567	2,813
Subordinated liabilities		2,846	1,667	735
Common stock amortization		—	—	—
Treasury stock acquisition		7,828	6,431	14,095
Other items relating to financing activities		518	347	164
Divestments		13,558	9,938	15,536
Subordinated liabilities		1,205	3,103	1,535
Common stock increase		4,914	—	—
Treasury stock disposal		7,439	6,835	13,745
Other items relating to financing activities		—	—	256
EFFECT OF EXCHANGE RATE CHANGES(4)		1,063	(161)	(791)
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)		3,636	1,689	(7,919)
CASH OR CASH EQUIVALENTS AT BEGINNING OF THE YEAR		16,331	14,642	22,561
CASH OR CASH EQUIVALENTS AT END OF THE YEAR		19,967	16,331	14,642

Components of Cash and Equivalent at end of the Year	Notes	2010	2009	2008
		Millions of euros

Cash		4,284	4,218	3,915
Balance of cash equivalent in central banks		15,683	12,113	10,727
Other financial assets		—	—	—
Less: Bank overdraft refundable on demand		—	—	—
TOTAL CASH OR CASH EQUIVALENTS AT END OF THE YEAR	9	19,967	16,331	14,642
Of which:
Held by consolidated subsidiaries but not available for the Group		—	—	—

The accompanying Notes 1 to 60 and Appendices I to XI are an integral part of the consolidated statement of cash flows for the year ended December 31, 2010.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP
REPORT FOR THE YEAR ENDED DECEMBER 31, 2010

1.	INTRODUCTION, BASIS OF PRESENTATION OF THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS AND OTHER INFORMATION

1.1  INTRODUCTION

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter, the “Bank” or “BBVA”) is a private-law entity, subject to the rules and regulations governing banking institutions operating in Spain. The Bank conducts its business through branches and offices located throughout Spain and abroad.

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

As of December 31, 2010, the Group was made up of 302 companies accounted for under the full consolidation method and 7 under the proportionate consolidation method. A further 68 companies are accounted for using the equity method (see Notes 3 and 17 and Appendices II to VII of these financial consolidated statements).

The Group’s consolidated financial statements for the years ending December 31, 2009 and 2008 were approved by the shareholders at the Bank’s Annual General Meeting (“AGM”) held on March 12, 2010 and March 13, 2009, respectively.

The 2010 consolidated financial statements of the Group and the 2010 financial statements of the Bank have been approved by the shareholders at the Annual General Meeting (“AGM”) held on March 11, 2011.

1.2.	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Group’s accompanying consolidated financial statements for 2010 are presented in accordance with the International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”) applicable at year-end 2010, and additionally considering the Bank of Spain Circular 4/2004, of December 22, 2004 (and as amended thereafter). This Bank of Spain Circular is the regulation that implements and adapts the EU-IFRS for Spanish banks.

The consolidated financial statements for the year ended December 31, 2010 were prepared by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s consolidated equity and financial position as of December 31, 2010, together with the consolidated results of its operations and cash flows generated during 2010. These consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group, and include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the Group (see Note 2.2).

All accounting policies and valuation criteria with a significant effect in the consolidated financial statements were applied in their preparation.

The amounts reflected in the accompanying consolidated financial statements are presented in millions of euros, except as stated otherwise due to the need for a smaller unit. Therefore, there may be occasions when a balance does not appear in the financial statements because it is in units of euros. In addition, the percentage changes are calculated using thousands of euros. The accounting balances have been rounded to present the amounts in millions of euros. As a result, the amounts appearing in some tables may not be the arithmetical sum of the preceding figures.

1.3.	SEASONAL NATURE OF INCOME AND EXPENSES

The nature of the most significant activities and transactions carried out by the Group is mainly related to traditional activities carried out by financial institutions. Therefore, they are not significantly affected by seasonal factors.

1.4.	RESPONSIBILITY FOR THE INFORMATION AND FOR THE ESTIMATES MADE

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

Estimates were occasionally made by the Bank and the consolidated companies in preparing these consolidated financial statements in order to quantify some of the assets, liabilities, income, expenses and commitments reported. These estimates relate mainly to the following:

•	Impairment on certain financial assets (see Notes 7, 8, 12, 13, 14 and 17).

•	The assumptions used to quantify other provisions (see Note 25) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 26).

•	The useful life and impairment losses of tangible and intangible assets (see Notes 16, 19, 20 and 22).

•	The valuation of consolidation goodwill (see Notes 17 and 20).

•	The fair value of certain unlisted financial assets and liabilities (see Notes 7, 8, 10, 11, 12 and 15).

Although these estimates were made on the basis of the best information available as of December 31, 2010 on the events analyzed, events that take place in the future might make it necessary to change them (upwards or downwards) in the coming years.

With regard to the impairment losses on financial assets and assets acquired in debt payments, of particular importance is the entry into force on September 30, 2010, of Bank of Spain Circular 3/2010 of June 29. This Circular has modified Circular 4/2004 with respect to provision of these impairment losses to be carried out by Spanish credit institutions. The Bank of Spain has modified and updated certain parameters established in Annex IX of said Circular to adjust them to the experience and information of the Spanish banking sector as a whole following the financial crisis of the past few years.

The new requirements included in the Circular have changed the estimates for impairment losses on some financial assets and assets acquired in payment of debts carried out by the Bank and its consolidated entities. Given that they have been considered as changes in estimates, in accordance with applicable standards, the impact of these changes has been recognized in the consolidated income statement for 2010 for a total of €198 million.

1.5.	BBVA GROUP INTERNAL CONTROL OVER FINANCIAL REPORTING MODEL

The BBVA Group Internal Control over Financial Reporting Model (“ICFR Model”) includes a set of processes and procedures that the Group’s Management has designed to reasonably guarantee fulfillment of the Group’s set control targets. These control targets have been set to ensure the reliability and integrity of the consolidated financial information, as well as the efficiency and effectiveness of transactions and fulfillment of applicable standards.

The ICFR Model is based on the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) international standards. The five components that COSO establishes to determine whether an internal control system is effective and efficient are:

•	Evaluate all of the risks that could arise during the preparation of the financial information.

•	Design the necessary control activities to mitigate the most critical risks.

•	Monitor the control activities to ensure they are fulfilled and they are effective over time.

•	Establish the right reporting circuits to detect and report system weaknesses or flaws.

•	Set up a suitable control area to track all of these activities.

The BBVA Group ICFR Model is summarized in the following chart:

ICFR Model is implemented in the Group’s main entities using a common and uniform methodology.

Among the main characteristics of the Group ICFR Model are as follows:

•	The BBVA Group has opted for a direct model of individually assigned responsibilities through a more ambitious model of certification aimed to ensure that the internal control extends to a greater range of hierarchical levels and contributes to the culture of control within the Group.

•	The internal control system is dynamic and evolves continuously over time in a way that reflects the reality of the business of the Group at all times, together with the risks affecting it and the controls mitigating these risks.

•	A complete documentation of the processes, risks and control activities is prepared within its scope, including detailed descriptions of the transactions, criteria for evaluation and revisions applied.

To determine the scope of the ICFR Model annual evaluation, the main companies, accounts and most significant processes are identified based on quantitative criteria (probability of occurrence, economic impact and materiality) and qualitative criteria (related to typology, complexity, nature of risks and the business structure), ensuring coverage of critical risks for the BBVA Group consolidated financial statements.

As well as the evaluation that the Internal Control Units performs, ICFR Model is subject to regular evaluations by the Internal Audit Department and is supervised by the Group’s Audit and Compliance Committee.

As a foreign private issuer in the United States, the BBVA Group submits Annual Reports on Form 20F to the Securities and Exchange Commission (SEC) and thus complies with the requirements pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

In the evaluation by the Internal Audit Department and the Internal Control Units, no weaknesses were detected that could have a material or significant impact on the BBVA Group consolidated financial statements for the year 2010.

1.6.	MORTGAGE MARKET POLICIES AND PROCEDURES

The additional disclosures required by Bank of Spain Circular 7/2010, applying Royal Decree 716/2009 of April 24, 2009 (which developed certain aspects of Act 2/1981, of 25 March 1981, on the regulation of the mortgage market and other mortgage and financial market regulations) is detailed in the Bank’s individual financial statements for the year ended December 31, 2010.

2.	PRINCIPLES OF CONSOLIDATION, ACCOUNTING POLICIES AND MEASUREMENT BASES APPLIED AND IFRS RECENT PRONOUNCEMENTS

The Glossary (see Appendix XI) includes the definition of financial and economic terms used in this Note 2 and subsequent explanatory notes.

2.1.	PRINCIPLES OF CONSOLIDATION

The accounting principles and valuation criteria used to prepare the Group’s consolidated financial may differ from those used by certain companies in the Group. For this reason, the required adjustments and reclassifications were made on consolidation to harmonize the principles and criteria used and to make them compliant with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

The results of subsidiaries acquired during the year are included taking into account only the period from the date of acquisition to year-end. The results of companies disposed of during any year are included only taking into account the period from the start of the year to the date of disposal.

The Group consolidated companies are classified into three types: subsidiaries, jointly controlled entities and associates entities.

Subsidiaries

Subsidiaries (see the Glossary) are those companies which the Group has the capacity to control. Control is presumed to exist when the parent owns, either directly or indirectly through other subsidiaries, more than one half of an entity’s voting power, unless, in exceptional cases, it can be clearly demonstrated such ownership of it does not constitute control of it.

The financial statements of the subsidiaries are consolidated with those of the Bank using the global integration method.

The share of minority interests from subsidiaries in the Group’s consolidated equity is presented under the heading “Non-controlling interest” in the accompanying consolidated balance sheets and their share in the profit or loss for the year is presented under the heading “Net income attributed to non-controlling interests” in the accompanying consolidated income statements (see Note 32).

Note 3 include information related to the main companies in the Group as of December 31, 2010. Appendix II includes the most significant information on these companies.

Jointly controlled entities

These are entities that, while not being subsidiaries, fulfill the definition of “joint business” (see the Glossary).

Since the implementation of EU-IFRS, the Group has applied the following policy in relation to investments in jointly controlled entities:

•	Jointly-controlled financial entity: Since it is a financial entity, the best way of reflecting its activities within the Group’s consolidated financial statements is considered to be the proportionate method of consolidation.

As of December 31, 2010, 2009 and 2008, the contribution of jointly controlled financial entities to the main figures in the Group’s consolidated financial statements under the proportionate consolidation method, calculated on the basis of the Group’s holding in them, is shown in the table below:

Contribution to the Group by Entities
Accounted for Under the Proportionate Method	2010	2009	2008
	Millions of euros

Assets	1,040	869	331
Liabilities	891	732	217
Equity	28	38	27
Net income	19	17	11

Additional disclosure is not provided as these investments are not significant.

Appendix III shows the main figures for jointly controlled entities consolidated by the Group under the proportionate method.

•	Jointly-controlled non-financial entity: It is considered that the effect of distributing the balance sheet and income statement amounts belonging to jointly controlled non-financial entities would distort the information provided to investors. For this reason, the equity method is considered the most appropriate way of reflecting these investments.

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

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since it is considered that the Group does not have the capacity to exercise significant influence over these entities. Investments in these entities, which do not represent significant amounts for the Group, are classified as available-for-sale financial assets.

Moreover, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the power to exercise significant influence over these entities.

Investments in associates are accounted for using the equity method (see Note 17). Appendix IV shows the most significant information related to the associates consolidated using the equity method.

2.2.	ACCOUNTING POLICIES AND VALUATION CRITERIA APPLIED

Accounting policies and valuation criteria used in preparing these consolidated financial statements were as follows:

2.2.1.	FINANCIAL INSTRUMENTS

a)	Measurement of financial instruments and recognition of changes in fair value

All financial instruments are initially accounted for at fair value which, unless there is evidence to the contrary, shall be the transaction price.

All the changes during the year, except in trading derivatives, arising from the accrual of interests and similar items are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement for this year (see Note 39). The dividends accrued in the year are recognized under the heading “Dividend income” in the accompanying consolidated income statement for the year (see Note 40).

The changes in fair value after the initial recognition, for reasons other than those included in preceding paragraph, are described below according to the categories of financial assets and liabilities:

– “Financial assets held for trading” and “Other financial assets and liabilities designated at fair value through profit or loss”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are valued at fair value.

Changes arising from the measurement at fair value (gains or losses) are recognized as their net value under the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statements (see Note 44). Changes resulting from variations in foreign exchange rates are recognized under the heading “Net exchange differences” in the accompanying consolidated income statements.

The fair value of the financial derivatives included in the held for trading portfolios is calculated by their daily quoted price if there is an active market. If, under exceptional circumstances, their quoted price cannot be established on a given date, these derivatives are measured using methods similar to those used in over-the-counter (“OTC”) markets.

The fair value of OTC derivatives (“present value” or “theoretical price”) is equal to the sum of future cash flows arising from the instrument, discounted at the measurement date; these derivatives are valued using methods recognized by the financial markets: the net present value (NPV) method, option price calculation models, etc.(see Note 8).

– “Available-for-sale financial assets”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at fair value.

Changes arising from the measurement at fair value (gains or losses) are recognized temporarily, for their amount net of tax effect, under the heading “Valuation adjustments - Available-for-sale financial assets” in the accompanying consolidated balance sheets.

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

The gains from sales of other equity instruments considered strategic investments registered under “Available-for-sale financial assets” are recognized under the heading “Gains (losses) in non-current assets held-for-sale not classified as discontinued operations” in the consolidated income statement, although they had not been classified in a previous balance sheet as non-current assets held for sale (see note 52).

The net impairment losses in the “Available-for-sale financial assets” during the year are recognized under the heading “Impairment losses on financial assets (net) — Other financial instruments not at fair value through profit or loss” in the consolidated income statements for that year.

– “Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortized cost”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at “amortized cost” using the “effective interest rate” method, as the consolidated entities has the intention to hold such financial instruments to maturity.

Net impairment losses of assets under these headings arising in a particular year are recognized under the heading “Impairment losses on financial assets (net) — Loans and receivables” or “Impairment losses on financial assets (net) — Other financial instruments not valued at fair value through profit or loss” in the income statement for that year.

– “Hedging derivatives” and “Fair value changes of the hedged items in portfolio hedges of interest rate risk”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at fair value.

Changes produced subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments under hedge accounting are recognized according to the following criteria:

•	In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement, with a balancing item under the headings where hedging items (“Hedging derivatives”) and the hedged items are recognized, as applicable.

In fair value hedges of interest rate risk of a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are recognized in the consolidated income statement, using, as a balancing item, the headings “Fair value changes of the hedged items in portfolio hedges of interest rate risk” in the consolidated balance sheets, as applicable.

•	In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading “Valuation adjustments — Cash flow hedging”. These valuation changes are recognized in the accompanying consolidated income statement at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction takes place or at the maturity date of the hedged item. Almost all of the hedges used by the Group are for interest rate risks. Therefore, the valuation changes are recognized under the headings “Interest and similar income” or “Interest and similar expenses” as appropriate, in the accompanying consolidated income statement (see Note 39). Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statement.

•	In the hedges of net investments in foreign operations, the differences produced in the effective portions of hedging items are recognized temporarily under the heading “Valuation adjustments — Hedging of net investments in foreign transactions” in the consolidated balance sheets. These differences in valuation are recognized under the heading “Net exchange differences” in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized.

– Other financial instruments

The following exceptions have to be highlighted with respect to the above general criteria:

•	Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying asset and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, for any impairment loss.

•	Valuation adjustments arising from financial instruments classified at balance sheet date as non-current assets held for sale are recognized with a balancing entry under the heading “Valuation adjustments — Non-current assets held for sale” in the accompanying consolidated balance sheets.

b)	Impairment on financial assets

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

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known. The recoveries of previously recognized impairment losses are registered, if appropriate, in the consolidated income statement for the year in which the impairment is reversed or reduced, with an exception: any recovery of previously recognized impairment losses for an investment in an equity instrument classified as financial assets available for sale is not recognized through consolidated financial statements, but under the heading “Valuation Adjustments — Available-for-sale financial assets” in the consolidated balance sheet.

The amounts in balance sheet are considered to be impaired, and accrual of the interest thereon is suspended, when there are reasonable doubts that the balances will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions. Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet paid.

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

•	Debt securities at amortized cost

The amount of impairment losses of debt securities at amortized cost is measured depending on whether the impairment losses are determined individually or collectively.

– Impairment losses determined individually

The amount of the impairment losses incurred on these instruments relates to the positive difference between their respective carrying amounts and the present values of their expected future cash flows.

The following is to be taken into consideration when estimating the future cash flows of debt instruments:

•	All the amounts that are expected to be obtained over the residual life of the instrument; including, where appropriate, those which may result from the collaterals and other credit enhancements provided for the instrument (after deducting the costs required for foreclosure and subsequent sale). Impairment losses include an estimate for the possibility of collecting accrued, past due and uncollected interest.

•	The various types of risk to which each instrument is subject.

•	The circumstances in which collections will foreseeably be made.

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

In respect to impairment losses resulting from the materialization of insolvency risk of the obligors (credit risk), a debt instrument is impaired:

•	When there is evidence of a reduction in the obligor’s capacity to pay, whether manifestly by default or for other reasons; and/or

•	When country-risk is risk materializes, understood as the risk among debtors who are resident in a particular country as a result of factors other than normal commercial risk.

The group has policies, methods and procedures for hedging its credit risk, for both insolvency attributable to counterparties and country-risk.

These policies, methods and procedures are applied to the arrangement, study and documentation of debt instruments, risks and contingent commitments, as well as the detection of their deterioration and in the calculation of the amounts needed to cover their credit risk.

– Impairment losses determined collectively

The quantification of losses inherent in deterioration is calculated collectively, both in the case of assets classified as impaired and for the portfolio of current assets that are not currently impaired, but for which an imminent loss is expected.

Inherent loss, calculated using statistical procedures, is deemed equivalent to the portion of losses incurred at the date of preparing the consolidated financial statements that has yet to be allocated to specific transactions.

The Group estimates collectively the inherent loss of credit risk corresponding to operations realized by Spanish financial entities of the Group (approximately 68.7% on “Loans and receivables” of the Group as of December 31, 2010), using the parameters set by Annex IX of the Circular 4/2004 from Bank of Spain on the base of its experience and the Spanish banking sector information in the quantification of impairment losses and provisions for insolvencies for credit risk.

Notwithstanding the above, the Group can avail of the proprietary historic records used in its internal ratings models (IRBs), approved by the Bank of Spain, albeit only for the purposes of estimating regulatory capital under the new Basel Accord (BIS II). It uses these internal ratings models to calculate the economic capital required in its activities and uses the expected loss concept to quantify the cost of credit risk for incorporation into its calculation of the risk-adjusted return on capital of its operations.

The provisions required under Circular 4/2004 from Bank of Spain standards fall within the range of provisions calculated using the Group’s internal ratings models.

To estimate the collective loss of credit risk corresponding to operations registered in foreign subsidiaries, are applied methods and similar criteria, taking like reference the Bank of Spain parameters but adapting the default’s calendars to the particular circumstances of the country. However, in Mexico for consumer loans, credit cards and mortgages portfolios, as well as for credit investment maintained by the Group in the United States are using internal models for calculating the impairment losses based on historical experience of the Group (approximately 13.9% of the “Loans and receivables” of the Group as of December 31, 2010).

Following is a description of the methodology used to estimate the collective loss of credit risk corresponding to operations with resident in Spain:

1. Impaired financial assets

As a general rule, impaired debt instruments, provided that they do not have any of the guarantees mentioned below, will be provisioned by applying the percentages indicated below over the amount of the outstanding risk pending, according to the oldest past-due amount, or the date on which the assets were classified as impaired, if earlier:

Allowance Percentages for Impairment Loans

Age of the Past-Due Amount	Allowance Percentage

Up to 6 months	25%
Over 6 months and up to 9 months	50%
Over 9 months and up to 12 months	75%
Over 12 months	100%

The impairment on debt instruments that have one or more of the guarantees stipulated below will be calculated by applying the above percentages to the amount of the outstanding risk pending that exceeds the value of guarantees, in accordance with the following methodology:

Transactions secured by real estate

For the purposes of calculating impairment on financial assets classified as impaired, the value of the real rights received as security will be calculated according to the type of asset secured by the real right, using the following criteria, provided they are first call and duly constituted and registered in favor of the bank.

a.	Completed home that is the primary residence of the borrower.

Includes homes with a current certificate of habitability or occupation, issued by the corresponding administrative authority, in which the borrower habitually lives and has the strongest personal ties. The calculation of the value of the rights received as collateral shall be 80% of the cost of the completed home and the appraisal value of its current state, whichever is lower. For these purposes, the cost will be the purchase price declared by the borrower in the public deed. If the deed is manifestly old, the cost may be obtained by adjusting the original cost by an indicator that accurately reflects the average change in price of existing homes between the date of the deed and that of the calculation.

b.	Rural buildings in use, and completed offices, premises and multi-purpose buildings.

Includes land not declared as urbanized, and on which construction is not authorized for uses other than agricultural, forest or livestock, as appropriate; as well as multi-purpose buildings, whether or not they are linked to an economic use, that do not include construction or legal characteristics or elements that limit or make difficult their multi-purpose use and thus their easy conversion into cash. The calculation of the value of the rights received as collateral shall be 70% of the cost of the completed property or multi-purpose buildings and the appraisal value of its current state, whichever is lower. For these purposes, the cost shall be deemed to be the purchase price declared in the public deed. If the property was constructed by the borrower himself, the cost shall be calculated by the price of acquisition of the land declared in the public deed plus the value of work certificates, and including any other necessary expenses and accrued taxes

c.	Finished homes (rest).

Includes finished homes that, at the date referred to by the consolidated annual accounts, have the corresponding current certificate of habitability or occupancy issued by the corresponding administrative authority, but that do not qualify for consideration under section a. above. The value of the rights received as collateral shall be 60% of the cost of the completed home and the appraisal value of its current state, whichever is lower.

The cost will be the purchase price declared by the borrower in the public deed.

In the case of finance for real estate construction, the cost will include the amount declared on the purchase deed for the land, together with any necessary expenses actually paid for its development, excluding commercial and financial expenses, plus the sum of the costs of construction as accredited by partial certificates for the work issued by experts with appropriate professional qualifications, including that corresponding to the end of the work. In the case of groups of homes that form part of developments partially sold to third parties, the cost shall be that which can be rationally imputed to the homes making up the collateral.

d.	Land, lots and other real estate assets.

The value of the rights received as collateral shall be 50% of the cost of the lot or real-estate asset affected and the appraisal value of its current state, whichever is lower. For these purposes, the cost is made up of the purchase price declared by in the public deed, plus the necessary expenses that have actually been incurred by the borrower for the consideration of the land or lot in question as consolidated urban land, as well as those stipulated in section c. above.

Transactions secured by other collateral (not real estate)

Transactions that have as collateral any of the pledges indicated below shall be hedged by applying the following criteria:

a.	Partial cash guarantees

Transactions that have partial cash guarantees shall be hedged by applying the coverage percentages stipulated as general criteria to the difference between the amount for which they are registered in the asset and the current value of the deposits.

b.	Partial pledges

Transactions that have partial pledges on shares in monetary financial institutions or securities representing debt issued by government or credit institutions rated in the “negligible risk” class, or other financial instruments traded on asset markets, shall be hedged by applying the hedging percentages stipulated as a general rule to the difference between the amount for which they are registered in the asset and 90% of the fair value of these financial instruments.

2. Not individually impaired assets

The debt instruments, whoever the obligor and whatever the guarantee or collateral, that do not have individually objective of impairment are collectively assesses, including the assets in a group with similar credit risk characteristics, including sector of activity of the debtor or the type of guarantee.

The allowance percentages of hedge are as follows:

Allowance Percentages for Non-Impaired transaction collectively assesses

Type of Risk	Allowance Percentage Range

Negligible risk	0%
Low risk	0.06% - 0.75%
Medium-low risk	0.15% - 1.88%
Medium risk	0.18% - 2.25%
Medium-high risk	0.20% - 2.50%
High risk	0.25% - 3.13%

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

However, due to the dimension Group, and to risk-country management, the provision levels are not significant in relation to the balance of the provisions by constituted insolvencies (as of December 31, 2010, this provision represents a 0.37% in the provision for insolvencies of the Group).

– Impairment of other debt instruments

The impairment losses on debt securities included in the “Available-for-sale financial asset” portfolio are equal to the positive difference between their acquisition cost (net of any principal repayment), after deducting any impairment loss previously recognized in the consolidated income statement and their fair value.

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

– Impairment of equity instruments

The amount of the impairment in the equity instruments is determined by the category where is recognized:

•	Equity instruments measured at fair value: The criteria for quantifying and recognizing impairment losses on equity instruments are similar to those for other debt instruments, with the exception that any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale which are not recognized through profit or loss but recognized under the heading “Valuation adjustments — Available-for-sale financial assets” in the accompanying consolidated balance sheet (Note 31).

•	Equity instruments measured at cost: The impairment losses on equity instruments measured at acquisition cost are equal to the difference between their carrying amount and the present value of expected future cash flows discounted at the market rate of return for similar securities. These impairment losses are determined taking into account the equity of the investee (except for valuation adjustments due to cash flow hedges) for the last approved (consolidated) balance sheet, adjusted for the unrealized gains at the measurement date.

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

Financial assets are only derecognized from the consolidated balance sheet when the rights to the cash flows they generate expire or when their implicit risks and benefits have been substantially transferred out to third parties. Similarly, financial liabilities are derecognized from the consolidated balance sheet only if their obligations are extinguished or acquired (with a view to subsequent cancellation or renewed placement).

When the risks and benefits of transferred assets are substantially transferred to third parties, the financial asset transferred is derecognized from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

The Group is considered to have transferred substantially all the risks and benefits if such risks and benefits account for the majority of the risks and benefits involved in ownership of the transferred assets.

If substantially all the risks and benefits associated with the transferred financial asset are retained:

•	The transferred financial asset is not derecognized and continues to be measured in the consolidated balance sheet using the same criteria as those used before the transfer.

•	A financial liability is recognized at the amount of compensation received, which is subsequently measured at amortized cost and included under the heading “Financial liabilities at amortized cost — Debt certificates” in the accompanying consolidated balance sheet (see Note 23). As these liabilities do not constitute a current obligation, when measuring such a financial liability the Group deducts those financial instruments owned by it which constitute financing for the entity to which the financial assets have been transferred, to the extent that these instruments are deemed to specifically finance the assets transferred.

•	Both the income generated on the transferred (but not derecognized) financial asset and the expenses of the new financial liability are recognized in the accompanying consolidated income statements.

Purchase and sale commitments

Financial instruments sold with a repurchase agreement are not derecognized from the consolidated balance sheets and the amount received from the sale is considered financing from third parties.

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

Securitization

In the specific instance of the securitization funds to which the Group’s entities transfer their loan portfolios, the following indications of the existence of control are considered for the purpose of analyzing the possibility of consolidation:

•	The securitization funds’ activities are undertaken in the name of the entity in accordance with its specific business requirements, with a view to generating benefits or gains from the securitization funds’ operations.

•	The entity retains decision-making power with a view to securing most of the gains derived from the securitization funds’ activities or has delegated this power in some kind of “auto-pilot” mechanism (the securitization funds are structured so that all the decisions and activities to be performed are pre-defined at the time of their creation).

•	The entity is entitled to receive the bulk of the profits from the securitization funds and is accordingly exposed to the risks inherent in their business activities. The entity retains the bulk of the securitization funds’ residual profit.

•	The entity retains the bulk of the securitization funds’ asset risks.

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

The BBVA Group has applied the most stringent prevailing criteria in determining whether or not it retains the risks and rewards on such assets for all securitizations performed since 1 January 2004. As a result of this analysis, the Group has concluded that none of the securitizations undertaken since that date meet the prerequisites for derecognizing the underlying assets from the consolidated balance sheets (see Note 13.3 and Appendix VII) as it retains substantially all the risks embodied by expected loan losses or associated with the possible variation in net cash flows, as it retains the subordinated loans and lines of credit extended by the BBVA Group to these securitization funds.

2.2.3.	FINANCIAL GUARANTEES

Financial guarantees are considered those contracts that require their issuer to make specific payments to reimburse the holder for a loss incurred when a specific borrower breaches its payment obligations on the terms — whether original or subsequently modified — of a debt instrument, irrespective of the legal form it may take. These guarantees may take the form of a deposit, financial guarantee, insurance contract or credit derivative, among others.

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

The provisions made for financial guarantees classified as substandard are recognized under the heading “Provisions — Provisions for contingent exposures and commitments” in the liability side in the accompanying consolidated balance sheets (see Note 25). These provisions are recognized and reversed with a charge or credit, respectively, to “Provisions” in the accompanying consolidated income statements (see Note 48).

Income from guarantee instruments is registered under the heading “Fee and commission income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 42).

2.2.4.	NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE

The heading “Non-current assets held-for-sale” in the accompanying consolidated balance sheets recognized the carrying amount of financial or non-financial assets that are not part of operating activities of the Group. The recovery of this carrying amount is expected to take place through the price obtained on its disposal (see Note 16). The assets included under this heading are assets where an active sale plan has been initiated and approved at the appropriate level of management and it is highly probable they will be sold in their current condition within one year from the date on which they are classified as such.

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

The fair value of non-current assets held for sale from foreclosures or recoveries is determined taking in consideration the valuations performed by companies of authorized values in each of the geographical areas in which the assets are located. The BBVA Group requires that these valuations be no more than one year old, or less if there are other signs of impairment losses. In the case of Spain, appraisal companies entrusted with the appraisal of these assets are the main independent valuation and appraisal companies authorized by the Bank of Spain, that are not related parties with the BBVA Group.

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

Tangible assets — Property, plants and equipment for own use

The heading “Tangible assets — Property, plants and equipment — For own use” relates to the assets under ownership or acquired under lease finance, intended for future or current use by the Group and that it expects hold for more than one year. It also includes tangible assets received by the consolidated entities in full or part settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use.

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

The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Amortization Rates for Tangible Assets

Type of Assets	Annual Percentage

Buildings for own use	1.33% - 4.00%
Furniture	8% - 10%
Fixtures	6% - 12%
Office supplies and hardware	8% - 25%

The BBVA Group’s criteria for determining the recoverable amount of these assets is based on up-to-date independent appraisals that are no more than 3-5 years old at most, unless there are other indications of impairment.

At each accounting close, the Group entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the entity then analyzes whether this impairment actually exists by comparing the asset’s carrying amount with its recoverable amount. When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.

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

Upkeep and maintenance expenses relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the accompanying consolidated income statements under the heading “Administration costs — General and administrative expenses - Property, fixtures and equipment” (see Note 46.2).

Other assets leased out under an operating lease

The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to record the impairment losses on them, are the same as those described in relation to tangible assets for own use.

Investment properties

The heading “Tangible assets — Investment properties” in the accompanying consolidated balance sheets reflects the net values of the land (purchase cost minus the corresponding accumulated repayment, and if appropriate, estimated impairment losses), buildings and other structures held either to earn rentals or for capital appreciation through sale and are neither expected to be sold off in the ordinary course of business nor are destined for own use (see Note 19).

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

The cost value of real estate assets accounted for as inventories is comprised of: the acquisition cost of the land, the cost of urban planning and construction, non-recoverable taxes and costs corresponding to construction supervision, coordination and management. The financial expenses incurred during the year increase by the cost value provided that the inventories require more than a year to be in a condition to be sold.

•	The net realizable value is the estimated selling price of inventories in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

In the case of real estate assets accounted for as inventories, the BBVA Group’s criteria for obtaining their net realizable value is mainly based on independent appraisals of no more than one year old, or less if there are other indications of impairment In the case of Spain, appraisal companies entrusted with the appraisal of these assets are the main independent valuation and appraisal companies included in the Bank of Spain’s official register.

The amount of any inventory valuation adjustment for reasons such as damage, obsolescence, reduction in sale price to its net realizable value, as well as losses for other reasons and, if appropriate, subsequent recoveries of value up to the limit of the initial cost value, are registered under the heading “Impairment losses on other assets (net) — Other assets” in the accompanying consolidated income statements (see Note 50) for the year in which they are incurred.

In the sale transactions, the carrying amount of inventories is derecognized from the balance sheet and recognized as an expense under the heading “Other operating expenses — Changes in inventories” in the year which the income from its sale is recognized. This income is recognized under the heading “Other operating income — Financial income from non-financial services” in the consolidated income statements (see Note 45).

2.2.7.	BUSINESS COMBINATIONS

The result of a business combination is that the Group obtains control of one or more entities. It is accounted for appliyng the acquisition method.

The acquisition method records business combinations from the point of view of the acquirer, who has to recognize the assets acquired and the liabilities and contingent liabilities assumed, including those that the acquired entity had not recognized. The adquisition method can be summed up as a measurement of the cost of the business combination and its allocation to the assets, liabilities and contingent liabilities measured according to their fair value, at the purchase date.

In addition, and pursuant to the new IFRS 3, the purchasing entity shall recognize an asset in the balance sheet under the heading “Intangible Asset — Goodwill” when there is a positive difference on the date of purchase between the sum of the fair value of the price paid, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired entity; and the fair value of the assets acquired and liabilities assumed. If this difference is negative, it shall be recognized directly in the income statement under the heading “Negative Goodwill in business combinations”. The non-controlling interests mentioned may be valued in two ways: at their fair value, or at the proportional percentage of net assets identified in the acquired entity. The form of valuating the non-controlling holdings may be chosen in each business combination.

The purchase of non-controlling interests subsequent to the takeover of the entity is recognized as capital transactions. In other words, the difference between the price paid and the carrying amount of the percentage of non-controlling interests acquired is charged directly to equity.

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

For the purposes of the impairment analysis, goodwill is allocated to one or more cash-generating units expected to benefit from the synergies arising from business combinations. The cash-generating units represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from other assets or groups of assets. Each unit or units to which goodwill is allocated:

•	Is the lowest level at which the entity manages goodwill internally.

•	Is not larger than an operating segment.

The cash-generating units to which goodwill has been allocated are tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and always if there is any indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, in the event they are not valued at fair value, is compared with its recoverable amount.

The recoverable amount of a cash-generating unit is equal to the higher value between the fair value less costs to sell and its value in use. Value in use is calculated as the discounted value of the cash flow projections that the Division estimates and is based on the latest budgets approved for the next three years. The principal hypotheses are a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows is equal to the cost of the capital assigned to each cash-generating unit, which is made up of the risk-free rate plus a risk premium.

If the carrying amount of the cash-generating unit exceeds the related recoverable amount, the Group recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that unit and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. In the event the non-controlling interests are not valued at fair value, the deterioration of goodwill attributable to minority interests will be recognized. No impairment of goodwill attributable to the minority interests may be recognized.

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

The assets of the Group’s insurance companies are recognized according to their nature under the corresponding headings of the accompanying consolidated balance sheets and their registration and valuation is carried out according to the criteria in this Note 2.

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

In the insurance activity carried out by the Group’s insurance companies, the amount of the premiums from insurance contracts written are credited to income and the cost of any claims that may be met when they are finally settled are charged to the income statement. Both the amounts charged and not paid and the costs incurred and not paid at the date in question are accrued at the end of each year.

The most significant items that are subject to previsions by consolidated insurance entities in relation to direct insurance contracts that they arranged (see Note 24) are as follows:

•	Life insurance provisions: Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:

-	Provisions for unearned premiums. These are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until the closing date has to be allocated to the year from the closing date to the end of the policy period.

-	Mathematical reserves: Represents the value of the life insurance obligations of the insurance companies at the year-end, net of the policyholder’s obligations.

•	Non-life insurance provisions:

-	Provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until year-end that has to be allocated to the period between the year-end and the end of the policy period.

-	Provisions for unexpired risks: the provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at the year-end.

•	Provision for claims: This reflects the total amount of the outstanding obligations arising from claims incurred prior to the year-end. Insurance companies calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

•	Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behavior of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

•	Technical provisions for reinsurance ceded: calculated by applying the criteria indicated above for direct insurance, taking account of the assignment conditions established in the reinsurance contracts in force.

•	Other technical provisions: insurance companies have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the valuation of the technical provisions.

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

The current income tax expense is calculated by aggregating the current tax arising from the application of the related tax rate to the taxable profit (or tax loss) for the year (after deducting the tax credits allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, measured at the amount expected to be payable or recoverable on future fiscal years for the differences between the carrying amount of assets and liabilities and their tax bases, and tax loss and tax credit carry forwards. These amounts are measured applying to each temporary difference the tax rates that are expected to apply when the asset is realized or the liability settled (Note 21).

The “Tax Assets” chapter of the accompanying consolidated balance sheets includes the amount of all the assets of a tax nature, and distinguishes between: “Current” (amounts recoverable by tax in the next twelve months) and “Deferred” (including taxes recoverable in future years, including loss carryforwards or tax credits for deductions and tax rebates pending application).

The “Tax Liabilities” chapter of the accompanying consolidated balance sheets includes the amount of all the liabilities of a tax nature, except for provisions for taxes, broken down into: “Current” (income tax payable on taxable profit for the year and other taxes payable in the next twelve months) and “Deferred” (income taxes payable in subsequent years).

Deferred tax liabilities in relation to taxable temporary differences associated with investments in subsidiaries, associates or jointly controlled entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is unlikely that it will reverse in the foreseeable future.

Deferred tax assets are recognized to the extent that it is considered probably that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilized and are not from the initial recognition (except in the case of a combination of business) of other assets or liabilities in a transaction that does not affect the fiscal outcome or the accounting result.

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

Provisions are recognized in the balance sheet when each and every one of the following requirements is met: The Group has an existing obligation resulting from a past event and, at the consolidated balance sheet date, it is more likely than not that the obligation will have to be settled; it is probable that to settle the obligation the entity will have to give up resources embodying economic benefits; and a reliable estimate can be made of the amount of the obligation. Among other items they include provisions for commitments to employees mentioned in section 2.2.12, as well as provisions for tax and legal litigation.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by the occurrence or non-occurrence of, events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement; however, they are disclosed in the notes to financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits (see Note 36).

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

Commitments valuation: assumptions and actuarial gains/losses recognition

The present values of the commitments are quantified on a case-by-case basis. Costs are calculated using the projected unit credit method, which sees cach period of service as giving rise to an additional unit of benefit/commitment and measures each unit separately to build up the final obligation.

In adopting the actuarial assumptions, the following are taken into account:

•	They are unbiased, in that they are not unduly aggressive nor excessively conservative.

•	They are mutually compatible, reflecting the economic relationships between factors such as inflation, rates of salary increase, discount rates and expected return of assets. The expected return of plan assets in the post-employment benefits is estimated taking into account the market expectations and the distribution of such assets in the different portfolios.

•	The future levels of salaries and benefits are based on market expectations at the balance sheet date for the period over which the obligations are to be settled.

•	The discount rate used is determined by reference to market yields at the balance sheet date on high quality corporate bonds or debentures.

The Group recognizes all actuarial differences under the heading “Provisions (net)” (see Note 48) in the accompanying consolidated income statements in the period in which they arise in connection with commitments assumed by the Group for its staff’s early retirement schemes, benefits awarded for seniority and other similar concepts.

The Group recognizes the actuarial gains or losses arising on all other defined benefit post-employment commitments directly under the heading “Reserves” (see Note 29) in the accompanying consolidated balance sheets.

The Group does not apply the option of deferring actuarial gains and losses to any of its employee commitments using the so-called corridor approach.

Post-employment benefits

• Pensions

Post-employment benefits include defined-contribution and defined-benefit commitments.

– Defined-contribution commitments

The amounts of these commitments are determined as a percentage of certain remuneration items and/or as a pre-established annual amount. The contributions made each period by the Group’s companies for defined-contribution commitments, are recognized with a charge to the heading “Personnel expenses- Contributions to external pension funds” in the accompanying consolidated income statements (see Note 46).

– Defined-benefit commitments

Some of the Group’s companies have defined-benefit commitments for permanent disability and death for certain current employees and early retirees; and defined-benefit retirement commitments applicable only to certain groups of serving employees, or early retired employees and retired employees. Defined-benefit commitments are funded by insurance contracts and internal provisions.

The amounts recognized in the heading “Provisions — Provisions for pensions and similar obligations” (see Note 25) are the differences between the present values of the vested obligations for defined-benefit commitments at balance sheet date, adjusted by the past service cost and the fair value of plan assets, if applicable, which are to be used directly to settle employee benefit obligations.

These commitments are charged to the heading “Provisions (net) — Pension funds and similar obligations” in the accompanying consolidated income statements (see Note 48).

The current contributions made by the Group’s companies for defined-benefit commitments covering current employees are charged to the heading “Administration cost — Personnel expenses” in the accompanying consolidated income statements (see Note 46).

• Early retirements

The Group offered some employees in Spain the possibility of taking early retirement before the age stipulated in the collective labor agreement then in force. The corresponding provisions by the Group were recognized with a charge to the heading “Provisions (net) — Provisions for pensions and similar obligations” in the accompanying consolidated income statements (see note 48). The present values for early retirement are quantified on a case-by-case basis and they are recognized in the heading Provisions — Provisions for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 25).

The commitments to early retirees include the compensation and indemnities and contributions to external pension funds payable during the year of early retirement. The commitments relating to this group of employees after they have reached normal retirement age are included in the previous section “Pensions”.

• Other post-employment welfare benefits

Some of the Group’s companies have welfare benefit commitments whose effects extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.

The present values of the vested obligations for post-employment welfare benefits are quantified on a case-by-case basis. They are recognized in the heading “Provisions — Provisions for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 25) and they are charged to the heading “Personnel expenses — Other personnel expenses” in the accompanying consolidated income statements (see Note 46).

• Other long-term commitments to employees

Some of the Group’s companies are obliged to deliver goods and services. The most significant, in terms of the type of compensation and the event giving rise to the commitments are as follows: loans to employees, life insurance, study assistance and long-service awards.

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

Termination benefits must be recognized when the Group is committed to severing its contractual relationship with its employees and, to this end, has a formal detailed redundancy plan. At the date these consolidated financial statements were prepared, there was no plan to reduce staff in the Group’s companies that would make it necessary to set aside provisions for this item.

2.2.15.	TREASURY STOCK

The amount of the equity instruments that the Group’s entities own is recognized under “Stockholders’ funds — Treasury stock” in the accompanying consolidated balance sheets. The balance of this heading relates mainly to the Bank’s shares and share derivatives held by some of its consolidated companies (see Note 30).

These financial assets are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Stockholders’ funds -Reserves” in the accompanying consolidated balance sheets (see Note 29).

2.2.16.	FOREIGN CURRENCY TRANSACTIONS AND EXCHANGE DIFFERENCES

The Group’s functional currency is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”. The balances in the financial statements of consolidated entities whose functional currency is not the euro are converted to euros as follows:

•	Assets and liabilities: at the average spot exchange rates as of the date of each of the accompanying consolidated balance sheets.

•	Income and expenses and cash flows: at the average exchange rates for each year presented.

•	Equity items: at the historical exchange rates.

The exchange differences arising from the conversion of foreign currency balances to the functional currency of the consolidated entities and their branches are generally recognized in the “Exchange differences (net)” in the consolidated income statement. Exceptionally, the exchange differences arising on non-monetary items whose fair value is adjusted with a balancing item in equity are recognized under the heading “Valuation adjustments — Exchange differences” in the consolidated balance sheet.

The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Valuation adjustments — Exchange differences” in the consolidated balance sheet. Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading “Valuation adjustments — Entities accounted for using the equity method” until the item to which they relate is derecognized, at which time they are recognized in the income statement.

The breakdown of the main balances in foreign currencies of the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008, with reference to the most significant foreign currencies, are set forth in Appendix IX.

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

Commissions, fees and similar items

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant income and expense items in this connection are:

•	Those relating to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected.

•	Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

•	Those relating to single acts, which are recognized when this single act is carried out.

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

When the consolidated entities act as lessors of an asset in operating leases, the acquisition cost of the leased assets is recognized under “Tangible assets — Property, plants and equipment — Other assets leased out under an operating lease” in the accompanying consolidated balance sheets (see Note 19). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the accompanying consolidated income statements on a straight line basis within “Other operating income — Rest of other operating income” (see Note 45).

If a fair value sale and leaseback results in an operating lease, the profit or loss generated is recognized in the income statement at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are amortized over the lease period.

The assets leased out under operating lease contracts to other entities in the Group are treated in the consolidated financial statements as for own use, and thus rental expense and income is eliminated and the corresponding depreciation is registered.

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

The sum of the changes to the heading “Valuation adjustments” of the total equity and the net income of the year forms the “Total recognized income/expenses of the year”.

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

To prepare the consolidated cash flow statements, the following items are taken into consideration:

•	Cash flows: Inflows and outflows of cash and cash equivalents, the latter being short-term, highly liquid investments subject to a low risk of changes in value, such Cash and Deposit balances from central banks.

•	Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investing or financing activities.

•	Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: Activities that result in changes in the size and composition of equity and of liabilities that do not form part of operating activities.

2.2.23.	ENTITIES AND BRANCHES LOCATED IN COUNTRIES WITH HYPERINFLATIONARY ECONOMIES

In accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 criteria, to determine whether an economy has a high inflation rate the country’s economic situation is examined, analyzing whether certain circumstances are fulfilled, such as whether the population prefers to keep its wealth or save in non-monetary assets or in a relatively stable foreign currency, whether prices can be set in that currency, whether interest rates, wages and prices are pegged to a price index or whether the accumulated inflation rate over three years reaches or exceeds 100%. The fact that any of these circumstances is fulfilled will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.

Since the end of 2009, the Venezuelan economy has been considered to be hyperinflationary as defined by the aforementioned criteria. Accordingly, the financial statements as of December 31, 2010 and 2009, of the Group’s subsidiaries based in Venezuela (Note 3) are adjusted to correct for the effects of inflation. Pursuant to the requirements of IAS 29, the monetary headings (mainly loans and credits) have not been re-expressed, while the non-monetary headings (mainly tangible fixed assets) have been re-expressed in accordance with the change in the country’s Consumer Price Index.

The historical differences as of January 1, 2009 between the re-expressed costs and the previous costs in the non-monetary headings were credited to “Reserves” on the accompanying consolidated balance sheet as of December 31, 2009, while the differences for 2010 and 2009, and the re-expression of the income statement for 2010 and 2009 were recognized in the consolidated income statement for 2010 and 2009.

The effects of inflation accounting in Venezuela in the consolidated income statement corresponding to the year ended December 31, 2010 were not significant.

In January 2010, the Venezuelan authorities announced the devaluation of the Venezuelan bolivar with regard to the main foreign currencies and that other economic measures will be adopted. The effects of this devaluation on the consolidated income statement for 2010 and consolidated equity as of December 31, 2010, were not significant.

2.3	RECENT IFRS PRONOUNCEMENTS

a)	STANDARDS AND INTERPRETATIONS EFFECTIVE IN 2010

The following modifications to the IFRS or their interpretations (“IFRIC”) came into force in 2010. Their integration in the Group has not had a significant impact on these consolidated financial statements:

Second IFRS annual improvements project

The IASB published its second annual improvements project, which includes small amendments in the IFRS. These are mostly applicable for the annual period starting after January 1, 2010.

The amendments are focused mainly on eliminating inconsistencies between some IFRS and on clarifying terminology.

IFRS 2 Amended — “Share-based payment”

The IASB published an amendment to IFRS 2 — “Share-based payment” on how a subsidiary should to account, in its individual financial statements, for share-based payment arrangements of the group (for both creditors and employees) in the event the payment is made with another Group subsidiary or the parent company.

The amendments clarify that the entity receiving the goods and services in a share-based payment transaction must, in its financial statements, account for goods and services in accordance with IFRS 2, regardless of which entity within the group makes the payment or of the payment being made is in shares or in cash. Under IFRS 2, the Group includes the parent company and its subsidiaries, in line with that stipulated in IAS 27 — Consolidate and separate financial statements.

Furthermore, the contents of IFRIC 8 — “Scope of IFRS 2” and IFRIC 11- “Group and Treasury Share Transactions” are incorporated into IFRS 2, thus nullifying them.

IFRS 3 Revised — Business combinations, and Amendment to IAS 27 — Consolidated and separate financial statements

The amendments to IFRS 3 and IAS 27 represent some significant changes to various aspects related to accounting for business combinations. They generally place more emphasis on using the fair value. Some of the main changes are: acquisition costs will be recognized as expense instead of the current practice of considering them as a part of the cost of the business combination; acquisitions achieved in stages, in which at the date of acquisition the acquirer should remeasure its previously held equity interest in the acquiree at fair value or the option of measuring the non-controlling interests in the acquired company at fair value, instead of the current practice of only measuring the proportional share of the fair value of the acquired net assets.

In the year ended December 31, 2010, no significant business combination has required the application of the modifications established in the IFRS 3 and IAS 27 standards.

IAS 39 Amended — “Financial instruments: Recognition and valuation. Eligible hedged items”

The amendment to IAS 39 introduces new requirements on eligible hedged items.

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

IFRIC 17 — “Distributions of non-cash assets to owners”

This new interpretation stipulates that all distributions of non-cash assets to owners must be valued at fair value, clarifying that:

•	The dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity.

•	An entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss.

IFRIC 18 — “Transfer of assets from customers”

This clarifies the requirements for agreements in which an entity receives an item of property, plant, and equipment from a customer which the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or both.

The basic principle of IFRIC 18 is that when the item of property, plant and equipment meets the definition of an asset from the perspective of the recipient, the recipient must recognize the asset at its fair value on the date of the transfer with a balancing entry in ordinary income in accordance with IAS 18.

b)	STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE AS OF DECEMBER 31, 2010

New International Financial Reporting Standards together with their interpretations (IFRIC) had been published at the date of close of these consolidated financial statements. These were not obligatory as of December 31, 2010. Although in some cases the IASB permits early adoption before they enter into force, the Group has not done so as of this date.

The future impacts that the adoption of these standards could have not been analyzed to date.

IAS 24 Revised — “Related party disclosures”

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

This amendment will apply for years beginning after January 1, 2011. Early adoption is permitted.

IAS 32 Amended — “Financial instruments: Presentation — Classification of preferred subscription rights”

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

IFRIC 14 Amended — “Prepayment of Minimum Funding Contributions”

The IASB issued an amendment to IFRIC 14 to correct the fact that, under the current IFRIC 14, in certain circumstances it is not permitted to recognize some prepayments of minimum funding contributions as assets.

This amendment will apply for years beginning after January 1, 2011. Early adoption is permitted.

IFRIC 19 — “Settlement of financial liabilities through equity instruments”

In the current market situation, some entities are renegotiating conditions regarding financial liabilities with their creditors. There are cases in which creditors agree to receive equity instruments that the debtor has issued to cancel part or all of the financial liabilities. IFRIC 19 clarifies the posting of these transactions from the perspective of the issuer of the instrument, and states that these securities must be valued at fair value. If this value cannot be calculated, they will be valued at the fair value of the cancelled liability. The difference between the cancelled liability and the issued instruments will be recognized in the income statement.

This amendment will apply for years beginning after July 1, 2010. Early adoption is permitted.

IFRS 9 — “Financial Instruments”

On November 12, 2009, the IASB published IFRS 9 — Financial Instruments as the first stage of its plan to replace IAS 39 — Financial Instruments: Recognition and Valuation. IFRS 9, which introduces new requirements for the classification and valuation of financial assets, is mandatoty from January 1, 2013 onwards, although early adoption is permitted from December 31, 2009 onwards. The European Commission has decided not to adopt IFRS 9 for the time being. The possibility of early adoption of this first part of the standard ended for European entities.

Third annual improvements project for the IFRS

The IASB has published its third annual improvements project, which includes small amendments in the IFRS. These will mostly be applicable for annual periods starting after January 1, 2011.

The amendments are focused mainly on eliminating inconsistencies between some IFRS and on clarifying terminology.

IFRS 7 Amended — Disclosures — Transfers of Financial Assets

The amendments to IFRS 7 modify the disclosures that have to be presented on transfers and derecognition in the balance sheets of financial assets.

IFRS 7 as amended establishes that entities that transfer financial assets must disclose information that enables people to a) understand the relationship between the transferred financial assets that are derecognized in their entirety and the associated liabilities; and b) evaluate the nature of, and the risks associated with, the entity’s continuing involvement in transferred and derecognized financial assets.

Additional disclosures are required for asset transfer transactions when the transfers have not been uniform throughout the reporting period.

This amendment will apply annually beginning after July 1, 2011. Early adoption is permitted.

IAS 12 Amended — Income Taxes — Deferred Taxation: Recovery of Underlying Assets

The IAS 12 establishes that the deferred tax assets and liabilities will be calculated by using the tax base and the tax rate corresponding according to the form in which the entity expects to recover or cancel the corresponding asset or liability: by the use of the asset or by its sale.

The IASB has published a modification to IAS 12 — Deferred Taxes. This includes the assumption when calculating the assets and liabilities for deferred taxes that the recovery of the underlying asset will be carried out through its sale in investment property valued at fair value under NIC 40 Investment Property. However, an exception is admitted if the investment is depreciable and is managed according to a business model whose objective is to use the profits from the investment over time, and not from its sale.

At the same time, IAS 12 includes the content of sic 21 Deferred Taxes — Recovery of revalued non-depreciable assets, which is withdrawn.

This amendment should be appled retrospectively for annual periods beginning on January 1, 2012. Early adoption is permitted.

3.	BANCO BILBAO VIZCAYA ARGENTARIA GROUP

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also engages in business activity in other sectors, such as insurance, real estate and operational leasing.

Appendix II shows relevant information on the Group’s subsidiaries as of December 31, 2010. Appendix III shows relevant information on the consolidated jointly controlled entities accounted for using the proportionate consolidation method, as of December 31, 2010. Appendix IV provides additional information on investments and jointly controlled companies consolidated using the equity method in the BBVA Group. Appendix V shows the main changes in investments over 2010. Appendix VI gives details of the subsidiaries under the full consolidation method and which, based on the information available, were more than 10% owned by non-Group shareholders as of December 31, 2010.

The following table sets forth information related to the Group’s total assets as of 31 December 2010, 2009 and 2008 and the Group’s income attributed to parent company for 2010, 2009 and 2008, broken down by the companies in the group according to their activity:

			Net Income
	Total Assets	% of the	Attributed to	% of the Net
Contribution to Consolidated Group.	Contributed to	Total Assets of	Parent	Income Attributed
Entities by Main Activities 2010	the Group	the Group	Company	to Parent Company
	Millions of euros/percentages

Banks	521,701	94.38%	3,749	81.39%
Financial services	8,070	1.46%	247	5.36%
Portfolio, securities dealers and mutual funds management companies	3,372	0.61%	(239)	(5.19)%
Insurance and pension fund managing companies	17,034	3.08%	826	17.93%
Real Estate, services and other entities	2,561	0.46%	23	0.50%

Total	552,738	100.00%	4,606	100.00%

				% of the Net
	Total Assets	% of the	Net Income	Income
Contribution to Consolidated Group.	Contributed to	Total Assest of	Attributed to Parent	Attributed to
Entities by Main Activities 2009	the Group	the Group	Company	Parent Company
	Millions of euros/percentage

Banks	505,398	94.46%	3,435	81.58%
Financial services	7,980	1.49%	343	8.16%
Portfolio, securities dealers and mutual funds management companies	3,053	0.57%	(243)	(5.77)%
Insurance and pension fund managing companies	16,168	3.02%	755	17.94%
Real Estate, services and other entities	2,466	0.46%	(80)	(1.91)%

Total	535,065	100.00%	4,210	100.00%

				% of the Net
	Total Assets	% of the	Net Income	Income
Contribution to Consolidated Group.	Contributed to	Total Assest of	Attributed to Parent	Attributed to
Entities by Main Activities 2008	the Group	the Group	Company	Parent Company
	Millions of euros/percentage

Banks	498,030	91.78%	3,535	70.41%
Financial services	15,608	2.88%	393	7.84%
Portfolio, securities dealers and mutual funds management companies	11,423	2.10%	466	9.28%
Insurance and pension fund managing companies	14,997	2.76%	646	12.86%
Real Estate, services and other entities	2,592	0.48%	(20)	(0.40)%

Total	542,650	100.00%	5,020	100.00%

The Group’s activity is mainly located in Spain, Mexico, the United States and Latin America, with an active presence in Europe and Asia (see Note 17).

As of December 31, 2010, 2009 and 2008, the total assets broken down by countries in which the Group operates, were as follows:

Total Assets by Countries	2010	2009	2008
	Millions of euros

Spain	365,019	370,622	380,486
Mexico	73,837	61,655	61,023
The United States	52,166	49,576	49,698
Chile	13,309	10,253	9,389
Venezuela	8,613	11,410	9,652
Colombia	8,702	6,532	6,552
Peru	10,135	7,311	7,683
Argentina	6,075	5,030	5,137
Rest	14,882	12,676	13,030

Total	552,738	535,065	542,650

For the year ended December 31, 2010, 2009 and 2008, the “Interest and similar income” of the Group’s most significant subsidiaries, broken down by countries where Group operates, were as follows:

Interest and Similar Income by Countries	2010	2009	2008
	Millions of euros

Spain	9,426	12,046	16,892
Mexico	5,543	5,354	6,721
The United States	2,050	1,991	2,174
Chile	850	522	986
Venezuela	975	1,553	1,116
Colombia	694	750	811
Peru	597	563	520
Argentina	563	549	541
Rest	436	447	643

Total	21,134	23,775	30,404

– Spain

The Group’s activity in Spain is principally through BBVA, which is the parent company of the BBVA Group. Appendix I shows BBVA’s individual financial statements as of December 31, 2010, 2009 and 2008.

The following table sets forth BBVA’s total assets and income before tax as a proportion of the total assets and consolidated income before tax of the Group, as of December 31, 2010, 2009 and 2008, after the corresponding consolidation process adjustments:

Contribution of BBVA, S.A. to Total Assets and
Income before Taxes of BBVA Group	2010	2009	2008

% BBVA Assets over Group Assets	64%	67%	63%
% BBVA Income before tax over consolidated income before tax	32%	49%	28%

The Group also has other companies in Spain’s banking sector, insurance sector, real estate sector and service and operating lease companies.

– Rest of Europe

The BBVA Group is present in the United Kingdom, France, Belgium, Germany, Italy, Portugal, Ireland and Switzerland.

– Mexico

The Group’s presence in Mexico since 1995. It operates mainly through Grupo Financiero BBVA Bancomer, both in the banking sector through BBVA Bancomer, S.A. and in the insurance and pensions business through Seguros Bancomer S.A. de C.V., Pensiones Bancomer S.A. de C.V. and Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.

– The United States and Puerto Rico

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

In 2009, through its subsidiary BBVA Compass, the Group acquired certain assets and liabilities of Guaranty Bank, Inc. (hereinafter, “Guaranty Bank”) from the Federal Deposit Insurance Corporation (hereinafter, “FDIC”).

The BBVA group also has a significant presence in Puerto Rico through its subsidiary BBVA Puerto Rico, S.A.

– Latin America

The Group’s activity in Latin America is mainly focused on the banking, insurance and pensions sectors, in the following countries: Chile, Venezuela, Colombia, Peru, Argentina, Panama, Paraguay and Uruguay. It is also active in Bolivia and Ecuador in the pensions sector.

The Group owns more than 50% of some of the companies in these countries. Appendix II shows a list of the companies which, although less than 50% owned by the BBVA Group, as of December 31, 2010, are fully consolidated at this date as a result of agreements between the Group and the other shareholders giving the Group effective control of these entities (see Note 2.1).

– Asia

The Group’s activity in Asia is carried out through operational branches (in Tokyo, Hong Kong and Singapore) and representative offices (in Beijing, Shanghai, Seoul, Mumbai and Taipei). The BBVA Group also has several agreements with the CITIC Group (CITIC) for a strategic alliance in the Chinese market (see Note 17). The investment in the CITIC Group includes the investment in Citic International Financial Holdings Limited (“CIFH”) and China National Citic Bank (“CNCB”).

Changes in the Group

The principal noteworthy acquisitions and sales of subsidiaries and associate entities in 2010, 2009 and 2008 were as follows:

In 2010

• Purchase of an additional 4.93% of the share capital of CNCB

On April 1, 2010, after obtaining the corresponding authorizations, the purchase of an additional 4.93% of CNCB’s capital was finalized for €1,197 million.

As of December 31, 2010, BBVA had a 29.68% holding in CIFH and 15% in CNCB.

• Purchase of Credit Uruguay Banco

In May 2010, the Group announced that it has reached an agreement to acquire, through its subsidiary BBVA Uruguay, the Credit Uruguay Banco, from a French financial group. On January 18, 2011, after obtaining the corresponding authorizations, the purchase of Credit Uruguay Banco was completed for approximately €78 million.

• Agreement for the acquisition of a holding in the bank Garanti

In November 2010, BBVA signed an agreement with the primary shareholders of the Turkish bank, Turkiye Garanti Bankasi, AS (hereinafter, “Garanti Bank”): the Turkish group Dogus and the General Electric group for the acquisition of a 24.89% holding of the common stock of Garanti Bank, for a total price of $5,838 million, which is equivalent to a payment of approximately €4,195 million (*).

The agreement with the Dogus group includes an agreement for the joint management of the bank and the appointment of some of the members of its board of directors. In addition, BBVA has the option of purchasing an additional 1% of Garanti Bank five years after the initial purchase. At the date these annual consolidated financial statements were prepared, this transaction was subject to the pertinent authorizations of the competent bodies.

In 2009

• Purchase of assets and liabilities of Guaranty Bank

On August 21, 2009, through its subsidiary BBVA Compass, the Group acquired certain Guaranty Bank assets and liabilities from FDIC through a public auction for qualified investors.

BBVA Compass acquired assets, mostly loans, for approximately $11,441 million (approximately €8,016 million) and assumed liabilities, mostly customer deposits, for $12,854 million (approximately €9,006 million). These acquired assets and liabilities represented 1.5% and 1.8% of the Group’s total assets and liabilities, respectively, on the acquisition date.

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

• Takeovers of Banco de Crédito Local de España, S.A. and BBVA Factoring E.F.C., S.A.

The Directors of the subsidiaries Banco de Crédito Local de España, S.A. (Unipersonal), and BBVA Factoring E.F.C., S.A. (Unipersonal), in meetings of their respective boards of directors held on January 26, 2009, and of Banco Bilbao Vizcaya Argentaria, S.A. in its board of directors meeting held on January 27, 2009, approved respective projects for the takeover of both companies by BBVA and the subsequent transfer of all their equity interest to BBVA, which acquired all the rights and obligations of the companies it had purchased through universal succession.

The merger agreement was submitted for approval at the general meetings of the shareholders and sole shareholder of the companies involved.

Both takeovers were entered into the Companies Register on June 5, 2009, and thus on this date the companies acquired were dissolved, although for accounting purposes the takeover was carried out on January 1, 2009.

In 2008

There were no significant changes in the Group in 2008, except the above mentioned merger of three banks in Texas (Laredo National Bank, Inc., Texas National Bank, Inc., and State National Bank, Inc.) with Compass Bank, Inc., and the increase of ownership interest in the CITIC Group (see Note 17).

4.	APPLICATION OF EARNINGS

In 2010, the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. resolved to distribute the first, second and third amounts against the 2010 dividends of the income, amounting to a total of €0.270 gross per share. The aggregate amount of the interim dividends declared as of December 31, 2010, net of the amount collected by the Group companies, was €1,067 million and was recognized under the heading “Stockholders’ funds —

(*)  Calculated at the exchange rate as of October 29, 2010 at $/€ = 1.3916.

Dividends and remuneration” in the accompanying consolidated balance sheet. The provisional financial statements prepared in 2010 by Banco Bilbao Vizcaya Argentaria, S.A. in accordance with legal requirements evidencing the existence of sufficient liquidity for the distribution of the amounts to the interim dividend were as follows:

	31-05-2010	31-08-2010	30-11-2010
Available Amount for Interim Dividend Payments	First	Second	Third
	Millions of euros

Profit at each of the dates indicated, after the provision for income tax	1,432	3,072	3,088
Less —

Estimated provision for Legal Reserve	—	—	73
Interim dividends paid	—	337	675

Maximum amount distributable	1,432	2,735	2,340

Amount of proposed interim dividend	337	337	404

The application of earnings during 2010 was as follows:

Millions of
Application of Earnings 2010	euros

Net income for year of 2010(*)	2,904

Distribution:
Dividends	1,079
Legal reserve	73
Voluntary reserves	1,752

(*)	Net income of BBVA, S.A. (Apendix I)

The dividends per share in 2010 were as follows:

	First	Second	Third
Dividends per Share	Interim	Interim	Interim	Total
	Euros per share

2010	0.090	0.090	0.090	0.270

The dividends paid per share in 2010 and 2009 were as follows:

	2010			2009
		Euros	Amount		Euros	Amount
	% Over	per	(Millions of	% Over	Per	(Millions of
Dividends Paid (*)	Nominal	Share	Euros)	Nominal	Share	Euros)

Ordinary shares	67%	0.330	1,237	86%	0.420	1,574
Rest of shares	—	—	—	—	—	—
Total dividends paid	67%	0.330	1,237	86%	0.420	1,574
Dividends with charge to income	67%	0.330	1,237	86%	0.420	1,574
Dividends with charge to reserve or share premium	—	—	—	—	—	—
Dividends in kind	—	—	—	—	—	—

(*)	The total dividens paid under the cash-flows criteria, are the total amount paid in cash each year to shareholders, regardless of the year there were accued.

New scheme for payment to shareholders

At the Ordinary General Meeting of Shareholders, the Board of Directors will propose two capital increases under the heading of voluntary reserves within the framework of the new scheme of payment to shareholders (“Dividend Option”).

The “Dividend Option” scheme enables shareholders to choose between different alternatives for their remuneration: either receiving shares issued through an increase in released capital or in cash by selling the rights assigned in said increase.

This new scheme presents the opportunity for the shareholder to choose to perceive the entirety of his payment in cash or in new issued shares, while the Group continues to respects the terms of payment to shareholders. In this regard, the first of these payments under Dividend Option is expected to occur in April 2011, to substitute the traditional final dividend, for which an increase in released capital is planned for an approximate amount of €690 million.

5.	EARNINGS PER SHARE

Basic and diluted earnings per share are calculated according to the criteria established by IAS 33:

•	Basic earnings per share are determined by dividing the “Net income attributed to parent company” by the weighted average number of shares outstanding, excluding the average number of treasury stocks maintained throughout the year.

•	Diluted earnings per share is calculated by using a method similar to that used to calculate basic earnings per share; the weighted average number of shares outstanding, and the net income attributed to the parent company if appropriate, is adjusted to take into account the potential dilutive effect of certain financial instruments that could generate the issue of new Bank shares (share option commitments with employees, warrants on parent company shares, convertible debt instruments) or for discontinued operations.

Two transactions were carried out in 2010 and 2009 that affect the calculation of basic and diluted earnings per share:

•	In 2010 the Bank has carried out a capital increase with the pre-emptive subscription right for former shareholders (see Note 27). According to IAS 33, the calculation of the basic and diluted earnings per share should be adjusted retrospectively for all years before the issue by using a corrective factor that will be applied to the denominator (a weighted average number of shares outstanding). Said corrective factor is the result of dividing the fair value per share immediately before the exercise of rights by the theoretical ex-rights fair value per share. For these purposes the basic and diluted earnings per share have been recalculated for 2009 and 2008 from the following table.

•	In 2009, the Bank issued subordinated convertible bonds amounting to €2,000 million (see Note 23.4). Since the conversion is mandatory on the date of their final maturity, in accordance with the IAS 33 criteria, the following adjustments must be applied to both the calculation of the diluted earnings per share as well as the basic earnings per share.

•	In the numerator, the net income attributed to the parent company is increased by the amount of the annual coupon of the subordinated convertible bond.

•	In the denominator, the weighted average number of shares outstanding is increased by the estimated number of shares after the conversion if done that day.

As a result, as can be seen in the following table, for 2010, 2009 and 2008 the amount of the basic earnings per share and diluted earnings per share coincide, as since the diluting effect of the conversion is mandatory, it should also be applied to the calculation of the basic earnings per share.

The calculation of earnings per share in 2010, 2009 and 2008 is as follows:

Basic and Diluted Earnings per Share	2010	2009	2008

Numerator for basic and diluted earnigs per share (million of euros)
Net income attributed to parent company	4,606	4,210	5,020
+ADJUSTMENT: Mandatory convertible bonds interest expenses	70	18	—

Net income adjusted (millions of euros)(A)	4,676	4,228	5,020

Denominator for basic earnings per share (number of shares outstanding)
Weighted average number of shares outstanding(1)	3,762	3,719	3,706
Weighted average number of shares outstanding x corrective factor(2)	—	3,860	3,846
+ADJUSTMENT: Average number of estimated shares to be converted	221	39	—

Adjusted number of shares(B)	3,983	3,899	3,846

Basic earnings per share (Euros per share)A/B	1.17	1.08	1.31

Diluted earnings per share (Euros per share)A/B	1.17	1.08	1.31

(1)	Weighted average number of shares outstanding (millions of euros), excluded weighted average of treasury shares during the period

(2)	Corrective factor, due to the capital increase with pre-emptive subscription right, applied for the previous years.

As of December 31, 2010, 2009 and 2008, except for the aforementioned convertible bonds, there were no other financial instruments, share option commitments with employees or discontinued transactions that could potentially affect the calculation of the diluted earnings per share for the years presented.

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

Once the composition of each business segment has been defined, certain management criteria are applied, noteworthy among which are the following:

•	Economic capital: Capital is allocated to each business based on capital at risk (CaR) criteria, in turn predicated on unexpected loss at a specific confidence level, determined as a function of the Group’s target capital ratio. This target level is applied at two levels: the first is adjusted core capital, which determines the allocated capital. The Bank uses this amount as a basis for calculating the return generated on the equity in each business (ROE). The second level is total capital, which determines the additional allocation in terms of subordinate debt and preferred securities. The calculation of the CaR combines credit risk, market risk, structural risk associated with the balance sheet equity positions, operational risk, fixed assets risks and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel II Capital Accord, with economic criteria prevailing over regulatory ones.

Due to its sensitivity to risk, CaR is an element linked to management policies of the businesses themselves. It standardizes capital allocation between them in accordance with the risks incurred and makes it easier to compare profitability. In other words, it is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for the return by client, product, segment, unit or business area.

•	Internal transfer prices: The calculation of the net interest income of each business is performed using rates adjusted for the maturities and rate reset clauses in effect on the various assets and liabilities making up each unit’s balance sheet. The allocation of profits across business units is performed at market prices.

•	Allocation of operating expenses: Both direct and indirect expenses are allocated to the segments, except for those items for which there is no clearly defined or close link with the businesses, as they represent corporate/institutional expenses incurred on behalf of the overall Group. In this regard, we should note that the primary change in criteria during 2010 related to the assignment of expenses refers to the allocation of rent expenses in Spain and Portugal. This was formerly carried out based on a percentage over the book value of the real estate property and based on the area occupied. As of 2010, this allocation will be carried out at market value.

•	Cross selling: On certain occasions, consolidation adjustments are made to eliminate overlap accounted for in the results of one or more units as result of cross-selling focus.

Description of the Group’s business segments

The business areas described below are considered the Group’s business segments. The composition of the Group’s business areas as of 31 December 2010 was as follows:

•	Spain and Portugal: This area handles the financial and non-financial needs of private individual customers (Retail Network), including the higher net-worth market segment (BBVA Banca Privada, private banking), as well as the business segment (professionals, the self-employed, retailers, the farming community and SMEs) in the Spanish market. It also manages business with SMEs, corporations and public and private institutions and developers in Spain through the Corporate and Business Banking unit (“CBB”). Other specialized units handle online banking, consumer finance (the Consumer Finance Unit), the bancassurance business (BBVA Seguros) and BBVA Portugal.

•	Mexico: Includes the banking, pensions and insurance businesses in the country.

•	United States: encompasses the Group’s business in the United States and in the Commonwealth of Puerto Rico.

•	South America: Includes the banking, pensions and insurance businesses in South America.

•	Wholesale Banking and Asset Management (WB&AM): handles the Group’s wholesale businesses and asset management in all the geographical areas where it operates. For the purposes of this financial report, the business and earnings of the units in the Americas are registered in their respective areas (Mexico, South America and the United States). WB&AM is organized around three main business units: Corporate and Investment Banking (“C&IB”), Global Markets (“GM”) and Asset Management (“AM”). It also includes the Industrial and Real Estate Holdings unit and the Group’s holdings in the CITIC financial group.

C&IB coordinates the origination, distribution and management of a complete catalogue of corporate and investment banking products (corporate finance, structured finance, structured trade finance, equity capital markets and debt capital markets), and global transactional services. Large corporate customers are offered a specialized coverage by sector (industry bankers).

This unit handles the origination, structuring, distribution and risk management of market products, which are traded through several markets.

Asset Management is BBVA’s provider of asset management solutions. It designs and manages mutual funds, pension funds and the third-party fund platform Quality Funds. The unit has solutions tailored for each customer segment, based on constant product innovation as the key to success.

Industrial and Real Estate Holdings diversifies the area by developing long-maturing projects that create value in the medium and long-term through the active management of industrial equity holdings and real estate projects (Duch).

As well as the areas indicated, all the areas also have allocations of other businesses that include eliminations and other items not assigned to the units.

Finally, the Corporate Activities unit includes all the business not included in the business areas. Basically, this segment records the costs from head offices with a strictly corporate function and makes allocations to corporate and miscellaneous provisions, such as early retirement. It also includes the Financial Management unit, which performs management functions for the Group as a whole, essentially management of asset and liability positions in euro-denominated interest rates and in exchange rates, as well as liquidity and capital management functions. The management of asset and liability interest-rate risks in currencies other than the euro is recognized in the corresponding business areas. It also includes the Industrial and Financial Holdings unit and the Group’s non-international real estate businesses.

In 2010, certain changes were made in the criteria applied in 2009 in terms of the composition of some of the different business areas, such as:

•	United States and WB&AM: In order to give a global view of the Group’s business in the United States, we decided to include the New York branch, formerly in WB&AM, in the United States area. This change is consistent with BBVA’s current method of reporting its business units.

•	South America: The adjustment for the hyperinflation is included in 2010 in the accounting statements for Banco Provincial (Venezuela); this will also be carried out for the 2009 statements to make them comparable. At the close of 2009, when the Venezuelan economy was for the first time considered hyperinflationary for accounting purposes, this impact was registered in Corporate Activities, with the aim of making comparison with 2008 easier and in order not to distort the quarterly series for 2009 itself.

Likewise, a modification has been made in the allocation of certain costs from the corporate headquarters to the business areas that affect rent expenses and sales of IT services, though to a lesser extent. This has meant that the data for 2009 and 2008 has been reworked to ensure that the different years are comparable

The total breakdown of the Group’s assets by business areas as of December 31, 2010, 2009 and 2008 was as follows:

Total Assets by Bussiness Areas	2010	2009	2008
	Millions of euros

Spain and Portugal	217,191	215,823	220,464
Mexico	75,152	62,855	60,774
South America	51,663	44,378	41,600
The United States	57,613	77,896	74,124
WB&AM	121,522	106,563	124,058
Corporate Activities	29,597	27,550	21,630

Total	552,738	535,065	542,650

The detail of the consolidated net income for the years 2010, 2009 and 2008 for each business area was as follows:

Net Income attributed by Bussiness Areas	2010	2009	2008
	Millions of euros

Spain and Portugal	2,070	2,275	2,473
Mexico	1,707	1,357	1,930
South America	889	780	727
The United States	236	(950)	308
WB&AM	950	853	722
Corporate Activities	(1,246)	(105)	(1,140)

Subtotal	4,606	4,210	5,020

Non-assigned income	—	—	—
Elimination of interim income (between segments)	—	—	—
Other gains (losses)	389	385	365
Income tax and/or income from discontinued operations	1,427	1,141	1,541

INCOME BEFORE TAX	6,422	5,736	6,926

For the years 2010, 2009 and 2008 the detail of the ordinary income for each operating segment, which is made up of the “Interest and similar income”, “Dividend income”, “Fee and commission income”, “Net gains (losses) on financial assets and liabilities” and “Other operating income”, is as follows:

Total Ordinary Income by Bussiness Areas	2010	2009	2008
	Millions of euros

Spain and Portugal	10,151	10,974	12,787
Mexico	8,271	7,669	9,166
South America	5,684	5,755	5,970
The United States	3,067	3,191	3,932
WB&AM	1,987	2,887	4,739
Corporate Activities	2,869	3,339	4,683
Adjustments and eliminations of ordinary income between segments	—	—	—

TOTAL	32,029	33,815	41,277

7.	RISK EXPOSURE

Dealing in financial instruments can entail the assumption or transfer of one or more classes of risk by financial institutions. The risks related to financial instruments are:

•	Credit risk: Credit risk defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

•	Market risks: These are defined as the risks arising from the maintenance of financial instruments whose value may be affected by changes in market conditions. It includes three types of risk:

•	Foreign-exchange risk: this is the risk resulting from variations in foreign exchange rates.

•	Interest rate risk: this arises from variations in market interest rates.

•	Price risk: This is the risk resulting from variations in market prices, either due to factors specific to the instrument itself, or alternatively to factors which affect all the instruments traded on the market.

•	Liquidity risk: This is the possibility that a company cannot meet its payment commitments duly, or, to do so, must resort to borrowing funds under onerous conditions, or risking its image and the reputation of the entity.

Principles and policies

The general guiding principles followed by the BBVA Group to define and monitor its risk profile are set out below:

•	The risk management function is unique, independent and global.

•	The assumed risks must be compatible with the target capital adequacy and must be identified, measured and assessed. Monitoring and management procedures and sound control and mitigation systems must likewise be in place.

•	All risks must be managed integrally during their life cycle, being treated differently depending on their type and with active portfolio management based on a common measurement (economic capital).

•	It is each business area’s responsibility to propose and maintain its own risk profile, within their independence in the corporate action framework (defined as the set of risk policies and procedures), using a proper risk infrastructure.

•	The risk infrastructure must be suitable in terms of people, tools, databases, information systems and procedures so that there is a clear definition of roles and responsibilities, ensuring efficient assignment of resources among the corporate area and the risk units in business areas.

Building on these principles, the Group has developed an integrated risk management system that is structured around three main components: (i) a corporate risk governance regime, with adequate segregation of duties and responsibilities (ii) a set of tools, circuits and procedures that constitute the various different risk management regimes, and (iii) an internal control system.

Corporate governance system

The Group has a corporate governance system which is in keeping with international recommendations and trends, adapted to requirements set by regulators in each country and to the most advanced practices in the markets in which it pursues its business.

In the field of risks the Board of Directors is responsible for establishing the general principles that define the Institution’s risk objectives, approving the risk control and management policy and the regular monitoring of the internal systems of information and control.

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

The risk management function is distributed into the Risk Units of the business areas and the Corporate Area, which defines the policy, strategies, methodologies and global infrastructure. The risk units in the business areas propose and maintain the risk profile of each client independently, but within the corporate framework for action.

The Corporate Risk Area combines the view by risk type with a global view. It is made up of the Corporate Risk Management unit, which covers the different types of risk, the Technical Secretary responsible for technical comparison, which works alongside the transversal units: such as Structural Management & Asset Allocation, Risk

Assessment Methodologies and Technology, and Validation and Control, which include internal control and operational risks.

Using this structure, the risk management system insures the following: first, the integration, control and management of all the Group’s risks; second, the application of standardized risk principles, policies and metrics throughout the entire Group; and third, the necessary insight into each geographical region and each business.

This organizational scheme is complemented by different committees, which include the following:

•	The Global Asset Allocation Committee is made up of the Group’s President and COO, the financial director, the corporate strategy and development director and the Global Risk Management director. This committee plans the process of risk acceptance by proposing an objective risk objective, which is submitted to the Board’s Risk Committee.

•	The task of the Global Internal Control and Operational Risk Committee is to undertake a review at the level of the Group and of each of its units, of the control environment and the running of the Internal Control and Operational Risk Models, and likewise to monitor and locate the main operational risks the Group is subject to, including those that are transversal in nature. This Committee is therefore the highest operational risk management body in the Group.

•	This Risk Management Committee is made up of the risk managers from the Risk Units from the business areas and those of the Corporate Risk Area. This body meets monthly and is responsible for establishing the Group’s risk strategy (especially as regards policies and structure of the operation of the Group), presenting the risk strategy to the Group’s governing bodies for their approval, monitoring the management and control of risks in the Group and, if necessary, adopting the necessary actions.

•	The Global Risk Management Committee is made up of the corporate directors of the Group’s risk unit and those responsible for risks in the different countries. The Committee meets every week to review the Group’s risk strategy, and review and agree on the main risk projects and initiatives in the business areas.

•	The Risk Management Committee is made up of the following permanent members: the Global Risk Management director, the Corporate Risk Management director and the Technical Secretary. The rest of the committee members deal with the operations that have to be analyzed in each of its sessions. The members analyze and decide on those financial programs and operations that are within its remit and discuss those that are not, and if necessary transfer them for approval to the Risk Committee.

•	The Assets and Liabilities Committee (“ALCO”) is responsible for actively managing structural interest rate and foreign exchange risk positions, global liquidity and the Group’s capital resources.

•	The Technology and Methodologies Committee is a forum that decides on the hedging needs of models and infrastructures in the Business Areas within the framework of the operational model of Global Risk Management.

•	The functions of the New Products Committee are to assess, and if appropriate to approve, the introduction of new products before the start of activity; to undertake subsequent control and monitoring for newly authorized products; and to foster business in an orderly way to enable it to develop in a controlled environment.

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

Specifically, the Group’s risk management main activities are as follows: calculation of the risk exposures of the various portfolios, considering any related mitigating factors (netting, collateral, etc.); calculation of the probability of default ( “PD”), loss severity and expected loss of each portfolio, and assignment of the PD to the new transactions (ratings and scorings); values-at-risk measurement of the portfolios based on various scenarios using historical simulations; establishment of limits to the potential losses based on the various risks incurred; determination of the possible impacts of the structural risks on the income statement; setting of limits and alerts to safeguard the Group’s liquidity; identification and quantification of operational risks by business line to enable the mitigation of these risks through corrective measures; and definition of efficient circuits and procedures which contribute to the efficient achievement of the targets set.

Internal control model

The Group’s Internal Control Model is based on the best practices described in the following documents: “Enterprise Risk Management — Integrated Framework” by the COSO (Committee of Sponsoring Organizations of the Treadway Commission) and “Framework for Internal Control Systems in Banking Organizations” by the Bank for International Settlements (BIS).

The Internal Control Model therefore comes within the Integral Risk Management Framework. Said framework is understood as the process within an organization involving its board of directors, its management and all its staff, which is designed to identify potential risks facing the institution and which enables them to be managed within the limits defined, in such a way as to reasonably assure that the organization meets its business targets.

This Integral Risk Management Framework is made up of Specialized Units (Risks, Compliance, Accounting and Consolidation, Legal Services), the Internal Control Function and Operational Risk and Internal Audit.

The Internal Control Model is underpinned by, amongst others, the following principles:

•	The “process” is the articulating axis of the Internal Control Model.

•	Risk identification, assessment and mitigation activities must be unique for each process.

•	It is the Group’s units that are responsible for internal control.

•	The systems, tools and information flows that support internal control and operational risk activities must be unique or, in any event, they must be wholly administered by a single unit.

•	The specialized units promote policies and draw up internal regulations, the second-level development and application of which is the responsibility of the Corporate Internal Control and Operational Risk Unit.

One of the essential elements in the model is the Institution-level Controls, a top-level control layer, the aim of which is to reduce the overall risk inherent in its business activities.

Each unit’s Internal Control and Operational Risk Management is responsible for implementing the control model within its scope of responsibility and managing the existing risk by proposing improvements to processes.

Given that some units have a global scope of responsibility, there are transversal control functions which supplement the previously mentioned control mechanisms.

Lastly, the Internal Control and Operational Risk Committee in each unit is responsible for approving suitable mitigation plans for each existing risk or shortfall. This committee structure culminates at the Group’s Global Internal Control and Operational Risk Committee.

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

Maximum credit risk exposure

The Group’s maximum credit risk exposure as of December 31, 2010, 2009 and 2008, without recognizing the availability of collateral or other credit enhancements to guarantee compliance, is broken down by financial instrument and counterparties in the table below:

Maximum Credit Risk Exposure	Notes	2010	2009	2008
	Millions of euros

Financial assets held for trading	10	24,358	34,672	26,556
Debt securities		24,358	34,672	26,556
Government		20,397	31,290	20,778
Credit institutions		2,274	1,384	2,825
Other sectors		1,687	1,998	2,953
Other financial assets designated at fair value through profit or loss	11	691	639	516
Debt securities		691	639	516
Government		70	60	38
Credit institutions		87	83	24
Other sectors		534	496	454
Available-for-sale financial assets	12	50,602	57,067	39,961
Debt securities		50,602	57,067	39,961
Government		33,074	38,345	19,576
Credit institutions		11,235	12,646	13,377
Other sectors		6,293	6,076	7,008
Loans and receivables	13	373,037	353,741	375,387
Loans and advances to credit institutions		23,604	22,200	33,679
Loans and advances to customers		347,210	331,087	341,322
Government		31,224	26,219	22,503
Agriculture		3,977	3,924	4,109
Industry		36,578	42,799	46,576
Real estate and construction		55,854	55,766	54,522
Trade and finance		45,689	40,714	44,885
Loans to individuals		135,868	126,488	127,890
Finance leases		8,141	8,222	9,385
Other		29,879	26,955	31,452
Debt securities		2,223	454	386
Government		2,040	342	290
Credit institutions		6	4	4
Other sectors		177	108	92
Held-to-maturity investments	14	9,946	5,438	5,285
Government		8,792	4,064	3,844
Credit institutions		552	754	800
Other sectors		602	620	641
Derivatives (trading and hedging)	10-15	44,762	42,836	46,887

Subtotal		503,396	494,393	494,591

Valuation adjustments		299	436	942

Total balance		503,695	494,829	495,533

Financial guarantees		36,441	33,185	35,952
Drawable by third parties		86,790	84,925	92,663
Government		4,135	4,567	4,221
Credit institutions		2,303	2,257	2,021
Other sectors		80,352	78,101	86,421
Other contingent exposures		3,784	7,398	6,234

Total off-balance	34	127,015	125,508	134,849

Total maximum credit exposure		630,710	620,337	630,382

For financial assets recognized in the accompanying consolidated balance sheets, credit risk exposure is equal to the carrying amount, except for trading and hedging derivatives. The maximum exposure to credit risk on financial guarantees is the maximum that BBVA would be liable for if these guarantees were called in.

For trading and hedging derivatives, this information reflects the maximum credit risk exposure better than the amount shown on the balance sheet because it does not only include the market value on the date of the transactions

(the carrying amount only shows this figure); it also estimates the potential risk of these transactions on their due date.

Regarding the renegotiated financial assets as of December 31, 2010, the BBVA Group did not perform any renegotiations that resulted in the need to reclassify doubtful risks as outstanding risks. The amount of financial assets that would be irregular had their conditions not been renegotiated is not significant with respect to the Group’s total loan portfolio as of December 31, 2010.

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

The following is a description of the main collateral for each financial instrument class:

•	Financial assets held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument. In trading derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

•	Other financial assets designated at fair value through profit or loss: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Available for sale financial assets: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Loans and receivables:

•	Loans and advances to credit institutions: These have the counterparty’s personal guarantee.

•	Total lending to customers: Most of these operations are backed by personal guarantees extended by the counterparty. The collateral received to secure loans and advances to other debtors includes mortgages, cash guarantees and other collateral such as pledged securities. Other kinds of credit enhancements may be put in place such as guarantees.

•	Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Held-to-maturity investments: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Hedging derivatives: Credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are settled at their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

•	Financial guarantees, other contingent exposures and drawable by third parties: These have the counterparty’s personal guarantee.

The Group’s collateralized credit risk as of December 31, 2010, 2009 and 2008, excluding balances deemed impaired, is broken down in the table below:

Collateralized Credit Risk	2010	2009	2008
	Millions of euros

Mortgage loans	132,628	127,957	125,540
Operating assets mortgage loans	3,638	4,050	3,896
Home mortgages	108,224	99,493	96,772
Rest of mortgages	20,766	24,414	24,872
Secured loans, except mortgage	18,154	20,917	19,982
Cash guarantees	281	231	250
Secured loan (pledged securities)	563	692	458
Rest of secured loans	17,310	19,994	19,274

Total	150,782	148,874	145,522

In addition, the derivatives carry contractual, legal compensation rights that have effectively reduced credit risk by €27,933 million as of December 31, 2010, by €27,026 million as of December 31, 2009 and by €29,377 million as of December 31, 2008.

As of December 31, 2010, specifically in relation to mortgages, the average amount pending loan collection represented 53,1% of the collateral pledged (54% as of December 31, 2009 and 55% as of December 31, 2008).

Credit quality of financial assets that are neither past due nor impaired

BBVA has ratings tools that enable it to rank the credit quality of its operations and customers based on a scoring system and to map these ratings to probability of default (“PD”) scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that house the pertinent information generated internally.

The scoring tools vary by customer segment (companies, corporate clients, SMEs, public authorities, etc.). Scoring is a decision model that contributes to both the arrangement and management of retail type loans: Consumer loans, mortgages, credit cards for individuals, etc. Scoring is the tool used to decide to whom a loan should be assigned, what amount should be assigned and what strategies can help establish the price, because it is an algorithm that sorts transactions in accordance with their credit rating. The move towards advanced risk management makes it possible to establish more proactive commercial relations with customers. Proactive scoring establishes limits for customers that are then used when granting transactions.

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

BBVA maintains a master rating scale with a view to facilitating the uniform classification of the Group’s various asset risk portfolios. The table below shows the abridged scale which groups outstanding risk into 17 categories as of December 31, 2010:

	Probability of Default (Basic Points)
Internal Rating		Minimum from
Reduced List (17 Groups)	Average	>=	Maximum

AAA	1	—	2
AA+	2	2	3
AA	3	3	4
AA−	4	4	5
A+	5	5	6
A	8	6	9
A−	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B−	785	581	1,061
C	2,122	1,061	4,243

The table below outlines the distribution of exposure including derivatives by internal ratings, to financial entities and public institutions (excluding sovereign risk), of the Group’s main institutions as of December 31, 2010, 2009 and 2008:

Credit Risk Distribution by Internal Rating	2010	2009	2008

AAA/AA+/AA/AA−	26.94%	19.55%	23.78%
A+/A/A−	27.49%	28.78%	26.59%
BBB+	9.22%	8.65%	9.23%
BBB	4.49%	7.06%	5.76%
BBB-	5.50%	6.91%	9.48%
BB+	5.10%	4.46%	8.25%
BB	4.57%	6.05%	6.16%
BB-	4.88%	6.45%	5.91%
B+	4.84%	5.38%	3.08%
B	4.81%	3.34%	1.44%
B−	1.89%	0.88%	0.28%
CCC/CC	0.27%	2.49%	0.03%

Total	100.00%	100.00%	100.00%

Policies and procedures for preventing excessive risk concentration

In order to prevent the build-up of excessive concentrations of credit risk at the individual, country and sector levels, the Group maintains the risk concentration indices updated at the individual and portfolio levels tied to the various observable variables within the field of credit risk management. The limit on the Group’s exposure or share of a customer’s financial business therefore depends on the customer’s credit rating, the nature of the facility, and the Group’s presence in a given market, based on the following guidelines:

•	The need to balance the customer’s financing needs, broken down by type (commercial/financial, short/long-term, etc.). This approach provides a better operational mix that is still compatible with the needs of the bank’s clientele.

•	Other determining factors are national legislation and the ratio between the size of customer lending and the Bank’s equity (to prevent risk from becoming overly concentrated among few customers). Additional factors taken into consideration include constraints related to market, customer, internal regulation and macroeconomic factors, etc.

•	Meanwhile, correct portfolio management leads to identification of risk concentrations and enables appropriate action to be taken.

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

Sovereign risk exposure

As of December 31, 2010, the sovereign risk exposure amounted to €62,769 million. This exposure is included in the following lines of the accompanying consolidated balance sheet: “Financial Liabilities Held for trading” (31.4%), “Available-for-Sale Financial Assets” (57.4%), “Loans and Receivables” (3.2%) and “Held-to-Maturity Investments” (14.0%).

As of December 31, 2010, the breakdown of our sovereign risk exposure in accordance with the classification of each country by its ratings was as follows:

Exposure to Sovereign Counterparties by Ratings(*)	Millions of euros	%

Higher than AA	35,293	56.23%
Of which:
Spain	31,212	49.72%
AA or below	27,475	43.77%
Of which:
Mexico	17,665	28.14%
Italy	4,229	6.74%
Portugal	58	0.09%
Grece	107	0.17%
Ireland	—	—
Total	62,768	100.00%

(*)	Global Ratings established by external rating agencies as of December 31, 2010.

Financial assets past due but not impaired

The table below provides details of financial assets past due as of December 31, 2010, 2009 and 2008, but not considered to be impaired, listed by their first due date:

	2010			2009			2008
	Less than 1			Less than 1			Less than 1
Financial Assets Past	Months	1 to 2 Months	1 to 3 Months	Months	1 to 2 Months	1 to 3 Months	Months	1 to 2 Months	1 to 3 Months
Due but Not Impaired	Past-Due	Past-Due	Past-Due	Past-Due	Past-Due	Past-Due	Past-Due	Past-Due	Past-Due
	Millions of euros

Loans and advances to credit institutions	—	—	—	—	—	—	—	—	—
Loans and advances to customers	1,082	311	277	2,653	336	311	1,580	534	447
Government	122	27	27	45	32	19	30	10	12
Other sectors	960	284	250	2,608	304	292	1,550	524	435
Debt securities	—	—	—	—	—	—	—	—	—

Total	1,082	311	277	2,653	336	311	1,580	534	447

Impaired assets and impairment losses

The table below shows the composition of the balance of impaired financial assets, broken down by heading in the balance sheet, and the impaired contingent liabilities as of December 31, 2010, 2009 and 2008:

Impaired Risks. Breakdown by Type of Asset and by Sector	2010	2009	2008
	Millions of euros

IMPAIRED RISKS ON BALANCE
Available-for-sale financial assets	140	212	188
Debt securities	140	212	188
Loans and receivables	15,472	15,311	8,540
Loans and advances to credit institutions	101	100	95
Loans and advances to customers	15,361	15,197	8,437
Debt securities	10	14	8

TOTAL IMPAIRED RISKS ON BALANCE(1)	15,612	15,523	8,728

IMPAIRED RISKS OFF BALANCE(2)
Impaired contingent liabilities	324	405	131

TOTAL IMPAIRED RISKS(1)+(2)	15,936	15,928	8,859

Of which:
Goverment	123	87	102
Credit institutions	129	172	165
Other sectors	15,360	15,264	8,461
Mortgage	8,627	7,932	3,047
With partial secured loans	159	37	4
Rest	6,574	7,295	5,410
Impaired contingent liabilities	324	405	131

TOTAL IMPAIRED RISKS	15,936	15,928	8,859

The changes in 2010, 2009 and 2008 in the impaired financial assets and contingent liabilities were as follows:

Changes in Impaired Financial Assets and Contingent Liabilities	2010	2009	2008
	Millions of euros

Balance at the beginning	15,928	8,859	3,418

Additions(1)	13,207	17,298	11,488
Recoveries(2)	(9,138)	(6,524)	(3,668)
Net additions(1)+(2)	4,069	10,774	7,820
Transfers to writeoff	(4,307)	(3,737)	(2,198)
Exchange differences and other	247	32	(181)

Balance at the end	15,936	15,928	8,859

Recoveries on entries (%)	69	38	32

Below are details of the impaired financial assets as on December 31, 2010, classified by geographical location of risk and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Less than 6	6 to 9	9 to 12	More than
	Months	Months	Months	12 Months
2010	Past-Due	Past-Due	Past-Due	Past-Due	Total
	Millions of euros

Spain	5,279	1,064	798	4,544	11,685
Rest of Europe	106	24	24	55	209
Latin America	1,473	112	100	397	2,082
The United States	1,110	84	111	331	1,636
Rest of the world	—	—	—	—	—

Total	7,968	1,284	1,034	5,327	15,612

Below are details of the impaired financial assets as on December 31, 2010, classified by type of loan in accordance with its associated guarantee, and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Less than 6	6 to 9	9 to 12	More than
	Months	Months	Months	12 Months
2010	Past-Due	Past-Due	Past-Due	Past-Due	Total
	Millions of euros

Unsecured loans	4,309	338	271	1,710	6,628
Mortgage	3,301	946	763	3,617	8,627
Residential mortgage	629	304	271	1,472	2,676
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	561	128	100	602	1,391
Rest of residential mortgage	701	132	99	593	1,525
Plots and other real state assets	1,410	382	293	950	3,035
Other partially secured loans	159	—	—	—	159
Others	199	—	—	—	198

Total	7,968	1,284	1,034	5,327	15,612

The table below shows the finance income accrued on impaired financial assets as of December 31, 2010, 2009 and 2008:

	2010	2009	2008
	Millions of euros

Financial Income from Impaired Assets	1,717	1,485	1,042

This income is not recognized in the accompanying consolidated income statements due to the existence of doubts as to the collection of these assets.

Note 2.2.1.b  gives a description of the individual analysis of impaired financial assets, including the factors the entity takes into account in determining that they are impaired and the extension of guarantees and other credit enhancements.

The following shows the changes in impaired financial assets written off from the balance sheet for the years ended December 31, 2010, 2009 and 2008 because the possibility of their recovery was deemed remote:

Changes in Impaired Financial Assets Written-Off from the Balance Sheet	2010	2009	2008
	Millions of euros

Balance at the beginning	9,834	6,872	5,622
Increase:	4,788	3,880	1,976
Decrease:	(1,448)	(1,172)	(567)
Re-financing or restructuring	(1)	—	—
Cash recovery	(253)	(188)	(199)
Foreclosed assets	(5)	(48)	(13)
Sales of written-off	(342)	(590)	(261)
Other causes	(847)	(346)	(94)
Net exchange differences	193	253	(159)

Balance at the end	13,367	9,833	6,872

The Group’s Non-Performing Assets (“NPA”) ratios for the headings “Loans and advances to customers” and “Contingent liabilities” as of December 31, 2010, 2009 and 2008 were as follows:

	Percentage (%)
NPA Ratio	2010	2009	2008

BBVA Group	4.1	4.3	2.3

A breakdown of impairment losses by type of financial instrument registered in the accompanying consolidated income statement and the recoveries of impaired financial assets is provided Note 49.

The accumulated balance of impairment losses broken down by portfolio as of December 31, 2010, 2009 and 2008 is as follows:

Impairment Losses	Notes	2010	2009	2008
	Millions of euros

Available-for-sale portfolio	12	619	449	202
Loans and receivables	13	9,473	8,805	7,505
Loans and advances to customers		9,396	8,720	7,412
Loans and advances to credit institutions		67	68	74
Debt securities		10	17	19
Held to maturity investment	14	1	1	4

Total		10,093	9,255	7,711

Of which:
For impaired portfolio		7,362	6,380	3,480
For currently non-impaired portfolio		2,731	2,875	4,231

In addition to total amount of funds indicated above, as of December 31, 2010, 2009 and 2008, the amount of the provisions for contingent exposures and commitments rose to €264, €243 and €421 million, respectively (see Note 25).

The changes in the accumulated impairment losses for the years 2010, 2009 and 2008 were as follows:

Changes in the Impairment Losses	2010	2009	2008
	Millions of euros

Balance at the beginning	9,255	7,711	7,194

Increase in impairment losses charged to income	7,207	8,282	4,590
Decrease in impairment losses credited to income	(2,236)	(2,622)	(1,457)
Transfers to written-off loans	(4,488)	(3,878)	(1,951)
Exchange differences and other	355	(238)	(662)

Balance at the end	10,093	9,255	7,711

Of which:
For impaired portfolio	7,362	6,380	3,480
For currently non-impaired portfolio	2,731	2,875	4,231

The majority of the impairment on financial assets corresponds to the heading “Loans and receivables — Loans and advances to customers”. The changes in the accumulated impairment losses for the years 2010, 2009 and 2008 under this heading were as follows:

Changes in the Impairment Losses of the Heading Loans and Receivables - Loans and Advances to Customers	2010	2009	2008
	Millions of euros

Balance at the beginning	8,720	7,412	7,117

Increase in impairment losses charged to income	7,014	7,983	4,434
Decrease in impairment losses credited to income	(2,200)	(2,603)	(1,636)
Transfers to written-off loans	(4,423)	(3,828)	(1,950)
Exchange differences and other	285	(244)	(553)

Balance at the end	9,396	8,720	7,412

Of which:
For impaired portfolio	6,683	5,864	3,239
For currently non-impaired portfolio	2,713	2,856	4,173

7.2  MARKET RISK

a)	Market Risk

Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, resulting in changes in the different assets and financial risk factors. The risk can be mitigated or even eliminated through hedges using other products (assets/liabilities or derivatives), or by undoing the transaction/open position.

There are three main risk factories that affect market prices: Interest rates, foreign exchange rates and equity.

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

In BBVA and BBVA Bancomer VaR is estimated using Historic Simulation methodology. This methodology consists of observing how the profits and losses of the current portfolio would perform if the market conditions from a particular historic period were in force, and from that information to infer the maximum loss at a certain confidence level. It offers the advantage of accurately reflecting the historical distribution of the market variables and of not requiring any specific distribution assumption. The historic period comprises two years.

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

Changes in market risk in 2010

The BBVA Group’s market risk is higher in 2010 compared to previous years. The average risk for 2010 stood at €33 million (VaR calculation without smoothing). The changes in the Group’s market risk can be basically explained by the contribution of Global Market Europe, which has seen its risk increase as a result mainly of greater market volatility in interest rates and credit spreads, together with greater exposure to interest-rate risk towards the end of the year. Global Market Bancomer has contributed to a lesser extent to the Group’s increased risk due to the growth in equity risk throughout the year, particularly in the first quarter through a one-off operation.

In 2010, the changes in market risk (VaR calculations without smoothing with a 99% confidence level and a 1-day horizon) were as follows:

The breakdown of VaR by risk factor as of December 31, 2010, 2009 and 2008 was as follows:

VaR by Risk Factor	2010	2009	2008
	Millions of euros

Interest/Spread risk	29	38	24
Currency risk	3	2	7
Stock-market risk	4	9	1
Vega/Correlation risk	12	15	15
Diversification effect	(21)	(33)	(24)

Total	28	31	23

VaR medium in the period	33	26	20
VaR max in the period	41	33	35
VaR min in the period	25	18	13

b)	Structural interest rate risk

The aim of on-balance-sheet interest rate risk management is to maintain the BBVA Group’s exposure to market interest rate fluctuations at levels in keeping with its risk strategy and profile. In pursuance of this, the Asset-Liability Committee (“ALCO”) undertakes active balance sheet management through operations intended to optimize the levels of risk borne according to the expected earnings and enables the maximum levels of accepted risk with which to be complied.

ALCO uses the interest rate risk measurements performed by the Risk Area. Acting as an independent unit, the Risk Area periodically quantifies the impact of interest rate fluctuations on the BBVA Group’s net interest income and economic value.

In addition to measuring the sensitivity to 100-basis-point changes in market interest rates, the Group performs probability calculations that determine the economic capital (maximum loss of economic value) and risk margin (maximum loss of operating income) for structural interest rate risk in the BBVA’s Group banking activity, excluding the Treasury area, based on interest rate curve simulation models. The Group regularly performs stress tests and sensitivity analysis to complement its assessment of its interest rate risk profile.

All these risk measurements are subsequently analyzed and monitored, and levels of risk assumed and the degree of compliance with the limits authorized by the Executive Committee are reported to the various managing bodies of the BBVA Group.

Below are the average interest rate risk exposure levels in terms of sensitivity of the main financial institutions of the BBVA Group in 2010, in millions of euros:

	Impact on Net Interest		Impact on Economic
	Income(*)		Value(**)
	100 Basis-	100 Basis-	100 Basis-	100 Basis-
	Point	Point	Point	Point
2010	Increase	Decrease	Increase	Decrease

Europe	−3.06%	+4.83%	+1.10%	−1.21%
BBVA Bancomer	+1.71%	−1.71%	−1.49%	+0.98%
BBVA Compass	+3.63%	−2.66%	+1.60%	−3.39%
BBVA Puerto Rico	+4.50%	−4.27%	+2.88%	−2.48%
BBVA Chile	−1.36%	+1.29%	−5.13%	+3.72%
BBVA Colombia	+1.32%	−1.33%	−2.51%	+2.50%
BBVA Banco Continental	+2.28%	−2.25%	−4.93%	+5.26%
BBVA Banco Provincial	+1.66%	−1.55%	−0.64%	+0.66%
BBVA Banco Francés	+0.47%	−0.48%	−2.02%	+2.12%
BBVA Group	+0.43%	+0.26%	+0.44%	−0.91%

(*)	Percentage relating to “1 year” net Interest margin forecast in each entity.

(**)	Percentage relating to each entity’s Capital Base.

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

In 2010, the average asset exposure sensitivity to 1% depreciation in exchange rates stood at €113 million, with the following concentration: 45% in the Mexican peso, 28% in South American currencies and 18% in the US dollar.

d)	Structural equity risk

The Group’s exposure to structural equity risk comes largely from its holdings in industrial and financial companies with medium- to long-term investment horizons, reduced by the short net positions held in derivative instruments on the same underlying assets, in order to limit portfolio sensitivity to potential price cuts. The aggregate sensitivity of the Group’s consolidated equity to a 1% fall in the price of shares stood, on December 31, 2010, at €47.5 million, while the sensitivity of the consolidated earnings to the same change in price on the same date is estimated at €3.3 million. The latter is positive in the case of falls in prices as these are short net positions in derivatives. This figure is determined by considering the exposure on shares measured at market price or, if not available, at fair value, including the net positions in options on the same underlyings in delta equivalent terms. Treasury Area portfolio positions are not included in the calculation.

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

The aim of liquidity risk management, tracking and control is to ensure, in the short-term, that the payment commitments can be duly met without having to resort to borrowing funds under burdensome terms, or damaging the image and reputation of the institution. In the medium term the aim is to ensure that the financing structure is ideal and that it moves in the right direction, in the context of the economic situation, the markets and regulatory changes.

Liquidity management and structural finance in the BBVA Group are based on the principle of the financial autonomy of its subsidiaries. This management approach helps prevent or limit liquidity risk by reducing the vulnerability of the BBVA Group during high-risk periods.

Once the decentralization is considered by geographical areas/subsidiaries, the management and monitoring of liquidity risk is carried out comprehensively in each of the Group’s units with both a short and long-term Approach. The short-term liquidity approach has a time horizon of up to 366 days. It is focused on the management of payments and collections from Treasury and Markets and includes the operations specific to the areas and the Bank’s possible liquidity requirements. The second medium-term or medium-financing approach is focused on financial management of all the balance sheet, with a time horizon of one year or more.

The comprehensive management of liquidity is carried out by the Assets and Liabilities Committee (ALCO) in each management unit. The Financial Management unit, as part of the Financial Division, analyzes the implications of the Bank’s various projects in terms of finance and liquidity and its compatibility with the target financing structure and the situation of the financial markets. The Financial Management unit executes proposals agreed by the ALCO in accordance with the agreed budgets and manages liquidity risk using a broad scheme of limits, sub-limits and alerts approved by the Permanent Delegate Committee. The Risk Area uses these limits to carry out its mediation and control work independently and provides the manager with the support tools and metrics needed for decision-making. Each of the local risk areas, which are independent from the local manager, complies with the corporative principles of liquidity risk control that are established by the Global Market Risk (GRM) unit, which is the global structural risks unit for the whole Group.

At the level of each entity, the managing areas request and propose a scheme of quantitative and qualitative limits and alerts that affect liquidity risk in the short and medium term. Once agreed with GRM, controls and limits are proposed to the Board of Directors through its delegate bodies, for approval at least once a year. The proposals submitted by GRM are adapted to the situation of the market according to the risk tolerance level aimed for by the Group.

The implementation of a new Liquidity and Finance Manual, which was approved in the last quarter of the year, has meant the extension of schemes limiting the internal financing of business units, the financial structure and financing concentration, as well as establishing alerts in qualitative liquidity indicators.

GRM carries out regular measurements of risk incurred and the monitoring of consumption of limits. It develops tools and adapts valuation models, carries out regular stress tests and reports to ALCO and the Group’s Management Committee on a monthly basis about liquidity levels. It also reports more often to the management areas themselves and to the GRM Management Committee. The frequency of communication and the amount of information under the current Contingency Plan is decided by the Liquidity Committee on the proposal of the Technical Liquidity Group (TLG). The TLG carries out the initial analysis of the Bank’s short or long-term liquidity situation. The TLG is made up of specialized staff from the Short-Term Cash Desk, Financial Management and the

Global Market Risk Unit (UCRAM-Structural Risk). If the alert levels suggest a deterioration of the relative situation, the TLG reports the matter to the Liquidity Committee, which is composed of the managers of the related areas. If required, the Liquidity Committee is responsible for calling the Financing Committee, which is made up of the President and COO, the Director of the Financial Area, the Director of the Risk Area, the Director of Global Business and the Director of Business of the country in question.

One of the most significant aspects that have had an effect on the monitoring and management of liquidity risk in 2010 has been the management and development of the sovereign risk crisis. In this sense, the role of the central banks has been decisive in calming markets during the Eurozone debt crisis and the ECB has been proactive in guaranteeing the liquidity conditions of the interbank markets. The BBVA Group has not needed to use the extraordinary measures established by the Spanish and European authorities to mitigate tension in bank financing.

On the regulatory side, the Basel Committee on Banking Supervision (Bank for International Settlements) has proposed a new liquidity regulatory scheme based on two ratios: the Liquidity Coverage Ratio (LCR), to enter into force in 2015; and the Net Stable Funding Ratio (NSFR), which will be implemented in 2018. The Group participated in the corresponding impact study (QIS) and has included the new regulatory challenges in its new general framework for action in the field of Liquidity and Finance.

7.4.  RISK CONCENTRATIONS

Below is presented a breakdown by geographical area, of the balances of certain headings of financial instruments in the accompanying consolidated balance sheets, disregarding any valuation adjustments:

		Europe,
		Excluding		Latin
2010	Spain	Spain	USA	America	Rest	Total
	Millions of euros

RISKS ON-BALANCE
Financial assets held for trading	18,903	22,899	3,951	15,126	2,404	63,283
Debt securities	9,522	2,839	654	10,938	405	24,358
Equity instruments	3,041	888	148	861	322	5,260
Derivatives	6,340	19,172	3,149	3,327	1,677	33,665
Other financial assets designated at fair value through profit or loss	284	98	481	1,913	1	2,777
Debt securities	138	66	480	7	—	691
Equity instruments	146	32	1	1,906	1	2,086
Available-for-sale portfolio	25,230	7,689	7,581	14,449	1,234	56,183
Debt securities	20,725	7,470	6,903	14,317	1,187	50,602
Equity instruments	4,505	219	678	132	47	5,581
Loans and receivables	218,399	30,985	39,944	77,861	5,847	373,036
Loans and advances to credit institutions	6,786	7,846	864	7,090	1,018	23,604
Loans and advances to customers	210,102	23,139	38,649	70,497	4,822	347,209
Debt securities	1,511	—	431	274	7	2,223
Held-to-maturity investments	7,504	2,443	—	—	—	9,947
Hedging derivatives	234	2,922	131	281	35	3,603

Total	270,554	67,036	52,088	109,630	9,521	508,829

RISKS OFF-BALANCE
Financial guarantees	20,175	6,773	3,069	4,959	1,465	36,441
Contingent exposures	35,784	19,144	17,604	17,132	910	90,574

Total	55,959	25,917	20,673	22,091	2,375	127,015

		Europe,
		Excluding		Latin
2009	Spain	Spain	USA	America	Rest	Total
	Millions of euros

RISKS ON-BALANCE
Financial assets held for trading	22,893	25,583	3,076	15,941	2,240	69,733
Debt securities	14,487	7,434	652	11,803	296	34,672
Equity instruments	3,268	624	35	1,662	194	5,783
Derivatives	5,138	17,525	2,389	2,476	1,750	29,278
Other financial assets designated at fair value through profit or loss	330	73	436	1,498	—	2,337
Debt securities	157	42	435	5	—	639
Equity instruments	173	31	1	1,493	—	1,698
Available-for-sale portfolio	30,177	11,660	7,828	12,585	1,266	63,516
Debt securities	24,838	11,429	7,082	12,494	1,223	57,066
Equity instruments	5,339	231	746	91	43	6,450
Loans and receivables	206,097	34,613	40,469	66,395	6,167	353,741
Loans and advances to credit institutions	2,568	11,280	2,441	4,993	918	22,200
Loans and advances to customers	203,529	23,333	37,688	61,298	5,239	331,087
Debt securities	—	—	340	104	10	454
Held-to-maturity investments	2,625	2,812	—	—	—	5,437
Hedging derivatives	218	2,965	117	270	25	3,595

Total	262,340	77,706	51,926	96,689	9,698	498,359

RISKS OFF-BALANCE
Financial guarantees	15,739	7,826	3,330	4,601	1,689	33,185
Contingent exposures	37,804	24,119	15,990	13,164	1,246	92,323

Total	53,543	31,945	19,320	17,765	2,935	125,508

		Europe,
		Excluding
2008	Spain	Spain	USA	Latin America	Rest	Total
	Millions of euros

RISK ON-BALANCE
Financial assets held for trading	20,489	30,251	4,566	16,120	1,873	73,299
Debt securities	7,799	5,926	652	11,563	616	26,556
Equity instruments	2,332	1,376	80	1,071	938	5,797
Derivatives	10,358	22,949	3,834	3,486	319	40,946
Other financial assets designated at fair value through profit or loss	245	24	442	1,042	1	1,754
Debt securities	63	—	441	12	—	516
Equity instruments	182	24	1	1,030	1	1,238
Available-for-sale portfolio	15,233	10,460	9,633	8,449	2,999	46,774
Debt securities	11,811	9,970	8,889	8,368	924	39,962
Equity instruments	3,422	490	744	81	2,075	6,812
Loans and receivables	215,030	44,394	38,268	69,534	8,162	375,388
Loans and advances to credit institutions	6,556	15,848	2,479	7,466	1,330	33,679
Loans and advances to customers	208,474	28,546	35,498	61,978	6,826	341,322
Debt securities	—	—	291	90	6	387
Held-to-maturity investments	2,396	2,889	—	—	—	5,285
Hedging derivatives	439	2,789	270	309	26	3,833

Total	253,832	90,807	53,179	95,454	13,060	506,333

		Europe,
		Excluding
	Spain	Spain	USA	Latin America	Rest	Total
	Millions of euros

RISK OFF-BALANCE
Financial guarantees	16,843	8,969	3,456	4,721	1,963	35,952
Contingent exposures	45,039	22,366	16,194	13,559	1,739	98,897

Total	61,882	31,335	19,650	18,280	3,702	134,849

The breakdown of the main balances in foreign currencies of the accompanying consolidated balance sheets, with reference to the most significant foreign currencies, is set forth in Appendix IX.

7.5.	RESIDUAL MATURITY

Below is a breakdown by contractual maturity, of the balances of certain headings in the accompanying consolidated balance sheets, disregarding any valuation adjustments:

		Up to	1 to	3 to	1 to	Over
2010	Demand	1 Month	3 Months	12 Months	5 Years	5 Years	Total
	Millions of euros

ASSETS —
Cash and balances with central banks	17,275	1,497	693	220	282	—	19,967
Loans and advances to credit institutions	2,471	10,590	1,988	1,658	4,568	2,329	23,604
Loans and advances to customers	16,543	33,397	21,127	49,004	85,800	141,338	347,209
Debt securities	497	3,471	12,423	8,123	35,036	28,271	87,821
Derivatives (trading and hedging)	—	636	1,515	3,503	13,748	17,827	37,229

LIABILITIES —
Deposits from central banks	50	5,102	3,130	2,704	—	1	10,987
Deposits from credit institutions	4,483	30,031	4,184	3,049	9,590	5,608	56,945
Deposits from customers	111,090	69,625	21,040	45,110	21,158	6,818	274,841
Debt certificates (including bonds)	96	5,243	10,964	7,159	42,907	15,843	82,212
Subordinated liabilities	—	537	3	248	2,732	13,251	16,771
Other financial liabilities	4,177	1,207	175	433	647	1,564	8,203
Short positions	—	651	—	10	—	3,385	4,046
Derivatives (trading and hedging)	—	826	1,473	3,682	12,813	16,037	34,831

		Up to 1	1 to 3	3 to 12	1 to 5	Over 5
2009	Demand	Month	Months	Months	Years	Years	Total
	Millions of euros

ASSETS —
Cash and balances with central banks	14,650	535	248	735	163	—	16,331
Loans and advances to credit institutions	3,119	8,484	1,549	1,914	4,508	2,626	22,200
Loans and advances to customers	4,313	31,155	19,939	40,816	94,686	140,178	331,087
Debt securities	1,053	4,764	15,611	10,495	37,267	29,080	98,270
Derivatives (trading and hedging)	—	637	2,072	3,863	13,693	12,608	32,873

LIABILITIES —
Deposits from central banks	213	4,807	3,783	12,293	—	—	21,096
Deposits from credit institutions	1,836	24,249	5,119	5,145	6,143	6,453	48,945
Deposits from customers	106,942	55,482	34,329	32,012	18,325	6,293	253,383
Debt certificates (including bonds)	—	10,226	16,453	15,458	40,435	14,614	97,186
Subordinated liabilities	—	500	689	2	1,529	14,585	17,305
Other financial liabilities	3,825	822	141	337	480	20	5,625
Short positions	—	448	—	16	—	3,366	3,830
Derivatives (trading and hedging)	—	735	1,669	3,802	13,585	10,517	30,308

		Up to 1	1 to 3	3 to 12	1 to 5	Over 5
2008	Demand	Month	Months	Months	Years	Years	Total
	Millions of euros

ASSETS —
Cash and balances with central banks	13,487	476	296	181	202	—	14,642
Loans and advances to credit institutions	6,198	16,216	1,621	2,221	4,109	3,314	33,679
Loans and advances to customers	13,905	36,049	23,973	45,320	91,030	131,045	341,322
Debt securities	716	1,701	12,230	9,483	24,640	23,934	72,704
Other assets	—	—	—	—	—	—	—
Derivatives (trading and hedging)	—	3,739	2,206	5,442	16,965	16,427	44,779

LIABILITIES —
Deposits from central banks	2,419	8,737	2,441	3,165	—	—	16,762
Deposits from credit institutions	4,906	22,412	4,090	5,975	6,581	5,609	49,573
Deposits from customers	101,141	68,804	27,025	35,176	16,440	5,137	253,723
Debt certificates (including bonds)	—	9,788	13,516	12,072	45,469	20,483	101,328
Subordinated liabilities	69	913	1	872	3,582	10,812	16,249
Other financial liabilities	5,000	1,152	385	203	1,371	342	8,453
Short positions	—	24	—	23	—	2,653	2,700
Derivatives (trading and hedging)	—	2,693	3,108	6,310	15,538	13,886	41,535

7.6.	RISK IN THE REAL ESTATE AND CONSTRUCTION SECTOR IN SPAIN

As of December 31, 2010, exposure to the construction sector and real estate activities in Spain stood at €31,708 million. Of that amount, risk from loans to the construction sector and real estate activities accounted for €16,608 million, representing 9% of loans and advances to customers of the balance of business in Spain (excluding Government and other government agencies) and 3% of the total assets of the Consolidated Group.

Lending for Real Estate Development according to the purpose of the loans as of December 31, 2010, is shown below:

Financing Allocated to		Drawn Over
Construction and Real Estate		the Guarantee	Provision
Development and its Coverage	Gross Amount	Value	Coverage
	Millions of euros

Loans recorded by the Group’s credit institutions (Business in Spain)	16,608	4,869	1,224
Of which: Impaired assets	3,543	1,355	893
Of which: Potencial problem assets	2,381	1,185	331
Memorandum item:
Total provision for currently non-impaired portfolio (Total business)	n/a	n/a	2,698
Write-offs	23	n/a	n/a

n/a: not applicable

Memorandum Item:
Consolidated Group Data (Carrying Amount)	2010
Millions of euros

Total loans and advances to customers, excluding the Public Sector (Business in Spain)	185,361
Total consolidated assets (total business)	552,738

Impaired assets and potencial problem assets rose to €3,543 million and €2,381 million, respectively, with a loan loss provision amounting to €1,224 million.

The drawn over the guarantee value shown in the tables above corresponds to the excess from the gross amount of each loan over the value of the real rights that, if applicable, were received as security, calculated according to Appendix IX of Circular 4.2004 of the Bank of Spain. This means that additional regulatory corrective factors ranging from 30% to 50%, based on the type of asset, have been applied to the updated appraisal values. For the total portfolio, this amount rose to €4,869 mill and to €1,355 million and €1,185 million for the non-performing and substandard loan portfolio, respectively. The updated appraisal values, without the application of said corrective factors, rose to €25,327 million, which broadly covers the amount of the debt.

Of the €3,543 million in impaired assets, €1,138 million (32%) correspond to loans whose payments are up-to-date and whose placing in arrears has been anticipated in the framework of the policy of prudence.

The following is a description of the real estate credit risk based on the types of associated guarantees:

Credit: Gross amount (Business in Spain)	2010
Millions of euros

Without secured loan	1,259
With secured loan	15,249
Terminated buildings	7,403
Homes	7,018
Other	385
Buildings under construction	3,531
Homes	3,320
Other	211
Land	4,315
Urbanized land	2,922
Rest of land	1,393
Rest	100

Total	16,608

A total of 66% of loans to developers are guaranteed with buildings (62% are homes, 89% of which are first homes or public housing), and only 26% in land, of which 68% is urbanized).

The information on the retail mortgage portfolio risk as of December 31, 2010 is as follows:

Housing-Acquisition Loans to Households
(Business in Spain)	2010
Millions of euros

Without secured loan (gross amount)	—
of which: Impaired	—
With secured loan (gross amount)	80,027
of which: Impaired	2,324

Total	80,027

Information on the loan to value (LTV: ratio resulting from dividing the risk as of that date over the amount of the last available appraisal) of the retail mortgage portfolio risk shown above is as follows:

LTV Breakdown		Over 50%	Over 80%
of Secured Loans to		but Less	but Less
Households for the	Less Than	than or	than or
Purchase of a Home	or Equal to	Equal to	Equal to
(Business in Spain)	50%	80%	100%	Over 100%
	Millions of euros

Gross amount	20,109	44,362	14,399	1,157
of which: Impaired	413	806	903	202

Secured loans to households for the purchase of a home as of December 31, 2010 have an average LTV of 51%.

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated companies holding such assets is as follows:

Foreclosed Assets to the Consolidated	Carrying	Of which:
Group Entities (Business in Spain)	Amount	Coverage
	Millions of euros

Real estate assets from loans to the construction and real estate development sectors in Spain	2,214	1,045
Terminated buildings	598	202
Homes	341	110
Other	257	92
Buildings under construction	124	74
Homes	115	71
Other	9	3
Land	1,492	769
Urbanized land	724	392
Rest of land	768	377
Rest of real estate assets from mortgage financing for households for the purchase of a home	682	193
Rest of foreclosed real estate assets	127	77
Equity instruments, investments and financing to non-consolidated companies holding said assets	168	287

The net carrying amount of said assets rose to €3,191 million with specific recognized provisions amounting to €1,602 million, for a total coverage of 33%. Likewise, the net carrying amount of the real estate assets rose to €3,023 million with a provision amounting to €1,315 million, which implies a coverage of 30.3%.

8.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial asset or a liability on a given date is the amount for which it could be exchanged or settled, respectively, between two knowledgeable, willing parties in an arm’s length transaction in market conditions. The most objective and common reference for the fair value of a financial asset or a liability is the price that would be paid for it on an organized, transparent and deep market (“quoted price” or “market price”).

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

Determining the fair value of financial instruments

Below is a comparison of the carrying amount of the Group’s financial assets and liabilities in the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008, and their respective fair values:

		2010		2009		2008
		Carrying	Fair	Carrying	Fair	Carrying	Fair
Fair Value and Carrying Amount	Notes	Amount	Value	Amount	Value	Amount	Value
				Millions of euros

ASSETS —
Cash and balances with central banks	9	19,981	19,981	16,344	16,344	14,659	14,659
Financial assets held for trading	10	63,283	63,283	69,733	69,733	73,299	73,299
Other financial assets designated at fair value through profit or loss	11	2,774	2,774	2,337	2,337	1,754	1,754
Available-for-sale financial assets	12	56,456	56,456	63,521	63,521	47,780	47,780
Loans and receivables	13	364,707	371,359	346,117	354,933	369,494	381,845
Held-to-maturity investments	14	9,946	9,189	5,437	5,493	5,282	5,221
Fair value changes of the hedges items in portfolio hedges of interes rate risk	15	40	40	—	—	—	—
Hedging derivatives	15	3,563	3,563	3,595	3,595	3,833	3,833

LIABILITIES —
Financial assets held for trading	10	37,212	37,212	32,830	32,830	43,009	43,009
Other financial liabilities designated at fair value through profit or loss	11	1,607	1,607	1,367	1,367	1,033	1,033
Financial liabilities at amortized cost	23	453,164	453,504	447,936	448,537	450,605	447,722
Fair value changes of the hedged items in portfolio hedges of interest rate risk	15	(2)	(2)	—	—	—	—

For financial instruments whose carrying amount is different from its fair value, fair value was calculated in the following manner:

•	The fair value of “Cash and balances with central banks”, which are short term by their very nature, is equivalent to their carrying amount.

•	The fair value of “Held-to-maturity investments” is equivalent to their quoted price in active markets.

•	The fair values of “Loans and receivables” and “Financial liabilities at amortized cost” were estimated by discounting estimated cash flows using the market interest rates prevailing at each year-end. The “Fair value changes of the hedged items in portfolio hedges of interest rate risk” item registers the difference between the carrying amount of the hedged deposits lent, registered under “Loans and Receivables,” and the fair value calculated using internal models and observable variables of market data (see Note 15).

For financial instruments whose carrying amount corresponds to their fair value, the measurement processes used are set forth below:

•	Level 1: Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and linked to active markets. This level includes listed debt securities, listed equity instruments, some derivatives and mutual funds.

•	Level 2: Measurement using valuation techniques the inputs for which are drawn from market observable data.

•	Level 3: Measurement using valuation techniques, where some of the inputs are not taken from market observable data. Model selection and validation is undertaken at the independent business units. As of December 31, 2010, Level 3 financial instruments accounted for 0.28% of financial assets and 0.01% of financial liabilities.

Model selection and validation is undertaken by control areas outside the business units.

The following table shows the main financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by the valuation technique level used to determine fair value:

		2010			2009			2008
Fair Value by Levels	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	Millions of euros

ASSETS —
Financial assets held for trading	10	28,914	33,568	802	39,608	29,236	889	29,096	43,257	946
Debt securities		22,930	921	508	33,043	1,157	471	22,227	4,015	314
Equity instruments		5,034	92	134	5,504	94	185	5,348	89	360
Trading derivatives		950	32,555	160	1,060	27,985	233	1,521	39,153	272
Other financial assets designated at fair value through profit or loss	11	2,326	448	—	1,960	377	—	923	831	—
Debt securities		624	64	—	584	54	—	515	1	—
Equity instruments		1,702	384	—	1,376	323	—	408	830	—
Available-for-sale financial assets	12	41,500	13,789	668	49,747	12,367	818	24,640	19,679	2,905
Debt securities		37,024	13,352	499	44,387	12,146	538	19,274	19,384	1,173
Equity instruments		4,476	437	169	5,360	221	280	5,366	295	1,732
Hedging derivatives	15	265	3,298	—	302	3,293	—	444	3,386	2

LIABILITIES —
Financial liabilities held for trading	10	4,961	32,225	25	4,936	27,797	96	4,517	38,408	84
Trading derivatives		916	32,225	25	1,107	27,797	96	1,817	38,408	84
Short positions		4,046	—	—	3,830	—	—	2,700	—	—
Other financial liabilities designated at fair value through profit or loss	11	—	1,607	—	—	1,367	—	—	1,033	—
Hedging derivatives	15	96	1,568	—	319	989	—	564	662	—

The heading “Available-for-sale-financial assets” in the accompanying consolidated balance sheet as of December 31, 2010, 2009 and 2008, additionally includes €499 million, €589 million and €556 million, respectively, accounted for at cost as indicated in the Section “Financial instruments at cost”.

The following table sets forth the main valuation techniques, hypotheses and inputs used in the estimation of fair value of the financial assets classified under in level 2 and 3 as of December 31, 2010, based on the type of financial instrument as of December 31, 2010:

(1)	Credit spread: The spread between the interest rate of a risk-free asset (e.g. Treasury securities) and the interest rate of any other security that is identical in every respect except for quality rating. Spreads are considered as Level 3 inputs when referring to illiquid issues. Based on spreads of similar entities.

(2)	Correlation decay: The constant rate of decay that allows us to calculate how the correlation evolves between the different pairs of forward rates.

(3)	Vol-of-Vol: Volatility of implicit volatility. This is a statistical measure of the changes of the spot volatility.

(4)	Reversion Factor: The speed with which volatility reverts to its natural value.

(5)	Volatility- Spot Correlation: A statistical measure of the linear relationship (correlation) between the spot price of a security and its volatility.

The changes in 2010 and 2009 in the balance of Level 3 financial assets and liabilities were as follows:

	2010		2009
Financial Assets Level 3 Changes in the Period	Assets	Liabilities	Assets	Liabilities
	Millions of euros

Balance at the beginning	1,707	96	3,853	84
Valuation adjustments recognized in the income statement(*)	(123)	12	(146)	6
Valuation adjustments not recognized in the income statement	(18)	—	33	—
Acquisitions, disposals and liquidations	(334)	(100)	(634)	(1)
Net transfers to Level 3	236	—	(1,375)	7
Exchange differences	1	17	(24)	—

Balance at the end	1,469	25	1,707	96

(*)	Profit or loss that are attributable to gains or losses relating to those assets and liabilities held at the end of the reporting period

In 2010 the balance Level 3 financial assets did not register any significant changes. Net transfers to Level 3 correspond to debt instruments of credit institutions whose inputs used in the valuation are no longer observable. This increase is compensated by sales, settlements and valuations of equity instruments.

The financial assets transferred between the different levels of valuation during 2010 were at the following amounts in the consolidated balance sheets as of December 31, 2010:

	From:	Level I		Level 2		Level 3
Transfer Between Levels	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level2
	Millions of euros

ASSETS —
Financial assets held for trading		107	—	4	118	—	55
Available-for-sale financial assets		263	4	3	209	—	53
Hedging derivatives		—	—	—	—	—	—

LIABILITIES —		—	—	—	—	—

As of December 31, 2010, the potential effect in the consolidated income and consolidated equity on the valuation of Level 3 financial instruments of a change in the main assumptions if other reasonable models, more or less favorable, were used, taking the highest or lowest value of the range deemed probable, would have the following effect:

	Potential Impact on Consolidated
	Income Statement		Potential Impact on Total Equity
	Most Favorable	Least Favorable	Most Favorable	Least Favorable
Financial Assets Level 3 Sensitivity Analysis	Hypotheses	Hypotheses	Hypotheses	Hypotheses
	Millions of euros

ASSETS —
Financial assets held for trading	43	(90)	—	—
Available-for-sale financial assets	—	—	13	(4)
LIABILITIES —
Financial liabilities held for trading	3	(3)	—	—

Total	46	(93)	13	(4)

Loans and financial liabilities at fair value through profit or loss

As of December 31, 2010, 2009 and 2008, there were no loans or financial liabilities at fair value other than those recognized in the headings “Other financial assets designated at fair value through profit and loss” and “Other financial liabilities designated at fair value through profit and loss” in the accompanying consolidated balance sheets.

Financial instruments at cost

The Group had equity instruments, derivatives with equity instruments as underlyings and certain discretionary profit sharing arrangements that were recognized at cost in Group’s consolidated balance sheet, as their fair value could not be reliably determined. As of December 31, 2010, 2009 and 2008, the balance of these financial instruments amounted to €499 million, €589 million and €556 million, respectively. These instruments are currently in the available-for-sale financial assets portfolio.

The fair value of these instruments could not be reliably estimated because it corresponds to shares in companies not quoted on organized exchanges, and any valuation technique that could be used would contain significant unobservable inputs.

The table below outlines the financial assets and liabilities carried at cost that were sold in 2010, 2009 and 2008:

Sales of Financial Instruments at Cost	2010	2009	2008
	Millions of euros

Amount of Sale	51	73	219
Carrying Amount at Sale Date	36	64	147

Gains/Losses	15	9	72

9.	CASH AND BALANCES WITH CENTRAL BANKS

The breakdown of the balance of the headings “Cash and balances with central banks” and “Financial liabilities at amortized cost — Deposits from central banks” in the accompanying consolidated balance sheets was as follows:

Cash and Balances with Central Banks	2010	2009	2008
	Millions of euros

Cash	4,284	4,218	3,915
Balances at the Central Banks	15,683	12,113	10,727
Accrued interests	14	13	17

Total	19,981	16,344	14,659

Deposits from Central Banks	2010	2009	2008
	Millions of euros

Deposits from Central Banks	10,987	21,096	16,762
Accrued interest until expiration	23	70	82

Total	11,010	21,166	16,844

10.	FINANCIAL ASSETS AND LIABILITES HELD FOR TRADING

10.1.	BREAKDOWN OF THE BALANCE

The breakdown of the balances of these headings in the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008 was as follows:

Financial Assets and Liabilities Held-for-Trading	2010	2009	2008
	Millions of euros

ASSETS —
Debt securities	24,358	34,672	26,556
Equity instruments	5,260	5,783	5,797
Trading derivatives	33,665	29,278	40,946

Total	63,283	69,733	73,299

LIABILITIES —
Trading derivatives	33,166	29,000	40,309
Short positions	4,046	3,830	2,700

Total	37,212	32,830	43,009

10.2.	DEBT SECURITIES

The breakdown by type of instrument of the balance of this heading in the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008 was as follows:

Debt Securities Held-for-Trading Breakdown by type of instrument	2010	2009	2008
	Millions of euros

Issued by Central Banks	699	326	378
Spanish government bonds	7,954	13,463	6,453
Foreign government bonds	11,744	17,500	13,947
Issued by Spanish financial institutions	722	431	578
Issued by foreign financial institutions	1,552	954	2,247
Other debt securities	1,687	1,998	2,953

Total	24,358	34,672	26,556

10.3.  EQUITY INSTRUMENTS

The breakdown of the balance of this heading in the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008 was as follows:

Equity Instruments Held-for-Trading Breakdown by Issuer	2010	2009	2008
	Millions of euros

Shares of Spanish companies
Credit institutions	304	666	444
Other sectors	2,738	2,602	1,888

Subtotal	3,042	3,268	2,332

Shares of foreign companies
Credit institutions	167	156	205
Other sectors	2,051	2,359	3,260

Subtotal	2,218	2,515	3,465

Total	5,260	5,783	5,797

10.4.	TRADING DERIVATIVES

The trading derivatives portfolio arises from the Group’s need to manage the risks incurred by it in the course of its normal business activity, mostly for the positions held with customers. As of December 31, 2010, 2009 and 2008, trading derivatives were principally contracted in non-organized markets, with non-resident credit entities as the main counterparties, and related to foreign exchange and interest rate risk and shares.

Below is a breakdown by transaction type and market, of the fair value of outstanding financial trading derivatives recognized in the accompanying consolidated balance sheets and held by the main companies in the Group, divided into organized and non-organized (Over The Counter-“OTC”) markets:

Outstanding Financial Trading Derivatives. Breakdown by Markets and Transaction Types

			Equity	Precious
	Currency	Interest	Price	Metals	Commodities	Credit	Other
2010	Risk	Rate Risk	Risk	Risk	Risk	Risk	Risks	Total
	Millions of euros

Organized markets
Financial futures	—	2	6	—	—	—	—	8
Options	(3)	—	(348)	(11)	(7)	—	—	(369)
Other products	—	—	—	—	—	—	—	—

Subtotal	(3)	2	(342)	(11)	(7)	—	—	(361)

OTC markets
Credit institutions
Forward transactions	(96)	—	—	—	—	—	—	(96)
Future rate agreements (FRAs)	—	15	—	—	—	—	—	15
Swaps	(541)	(1,534)	(4)	2	28	—	—	(2,049)
Options	(97)	(786)	45	—	—	—	1	(837)
Other products	(1)	11	—	—	—	(175)	—	(165)

Subtotal	(735)	(2,294)	41	2	28	(175)	1	(3,132)

Other financial institutions Forward transactions	54	—	—	—	—	—	—	54
Future rate agreements (FRAs)	—	4	—	—	—	—	—	4
Swaps	—	1,174	31	—	(5)	—	—	1,200
Options	(12)	(56)	(144)	—	—	—	—	(212)
Other products	—	—	—	—	—	319	—	319

Subtotal	42	1,122	(113)	—	(5)	319	—	1,365

Other sectors
Forward transactions	385	—	—	—	—	—	—	385
Future rate agreements (FRAs)	—	22	—	—	—	—	—	22
Swaps	18	1,628	145	—	(15)	—	—	1,776
Options	(41)	81	395	—	—	—	—	435
Other products	—	14	—	—	—	(5)	—	9

Subtotal	362	1,745	540	—	(15)	(5)	—	2,627

Subtotal	(331)	573	468	2	8	139	1	860

Total	(334)	575	126	(9)	1	139	1	499

of which: Asset Trading Derivatives	6,007	22,978	3,343	14	186	1,125	12	33,665

of which: Liability Trading Derivatives	(6,341)	(22,404)	(3,216)	(23)	(185)	(986)	(11)	(33,166)

Outstanding Financial Trading Derivatives. Breakdown by Markets and Transaction Types

			Equity	Precious
	Currency	Interest	Price	Metals	Commodities	Credit	Other
2009	Risk	Rate Risk	Risk	Risk	Risk	Risk	Risks	Total
	Millions of euros

Organized markets	—	—	—	—	—	—	—	—
Financial futures	—	2	7	—	—	—	—	9
Options	—	—	(143)	—	—	—	—	(143)
Other products	—	—	—	—	—	—	—	—

Subtotal	—	2	(136)	—	—	—	—	(134)

OTC markets
Credit institutions
Forward transactions	251	—	—	—	—	—	—	251
Future rate agreements (FRAs)	—	30	—	—	—	—	—	30
Swaps	(568)	(1,559)	(126)	2	18	—	—	(2,233)
Options	(3)	(243)	(536)	—	(6)	—	3	(785)
Other products	—	—	—	—	—	(66)	—	(66)

Subtotal	(320)	(1,772)	(662)	2	12	(66)	3	(2,803)

Other financial institutions
Forward transactions	28	—	—	—	—	—	—	28
Future rate agreements (FRAs)	—	(2)	—	—	—	—	—	(2)
Swaps	—	932	29	—	1	—	—	962
Options	(1)	(55)	(341)	—	—	—	—	(397)
Other products	—	—	—	—	—	345	—	345

Subtotal	27	875	(312)	—	1	345	—	936

Other sectors
Forward transactions	351	—	—	—	—	—	—	351
Future rate agreements (FRAs)	—	(1)	—	—	—	—	—	(1)
Swaps	7	1,383	44	—	(9)	—	—	1,425
Options	45	155	336	—	3	—	1	540
Other products	—	18	(3)	—	—	(51)	—	(36)

Subtotal	403	1,555	377	—	(6)	(51)	1	2,279

Subtotal	110	658	(597)	2	7	228	4	412

Total	110	660	(733)	2	7	228	4	278

of which: Asset Trading Derivatives	5,953	19,398	2,836	2	59	1,018	12	29,278

of which: Liability Trading Derivatives	(5,843)	(18,738)	(3,569)	—	(52)	(790)	(8)	(29,000)

Outstanding Financial Trading Derivatives. Breakdown by Markets and Transaction Types

			Equity	Precious
	Currency	Interest	Price	Metals	Commodities	Credit	Other
2008	Risk	Rate Risk	Risk	Risk	Risk	Risk	Risks	Total
	Millions of euros

Organized markets
Financial futures	—	—	4	—	—	—	—	4
Options	—	5	(232)	—	—	2	—	(225)
Other products	—	—	—	—	—	—	—	—

Subtotal	—	5	(228)	—	—	2	—	(221)

OTC markets
Credit institutions
Forward transactions	(978)	—	—	—	—	—	—	(978)
Future rate agreements (FRAs)	—	68	—	—	—	—	—	68
Swaps	(672)	(1,580)	154	—	15	(196)	—	(2,279)
Options	(26)	(140)	(319)	—	—	—	—	(485)
Other products	—	—	—	—	—	—	—	—

Subtotal	(1,676)	(1,652)	(165)	—	15	(196)	—	(3,674)

Other financial institutions
Forward transactions	(110)	—	—	—	—	—	—	(110)
Future rate agreements (FRAs)	—	—	—	—	—	—	—	—
Swaps	—	1,278	24	—	12	580	—	1,894
Options	(2)	57	(175)	—	15	—	—	(105)
Other products	—	—	—	—	—	—	—	—

Subtotal	(112)	1,335	(151)	—	27	580	—	1,679

Other sectors
Forward transactions	378	—	—	—	—	—	—	378
Future rate agreements (FRAs)	—	—	—	—	—	—	—	—
Swaps	10	1,482	49	—	63	(90)	—	1,514
Options	(91)	119	962	—	(12)	—	—	978
Other products	—	4	(21)	—	—	—	—	(17)

Subtotal	297	1,605	990	—	51	(90)	—	2,853

Subtotal	(1,491)	1,288	674	—	93	294	—	858

Total	(1,491)	1,293	446	—	93	296	—	637

of which: Asset Trading Derivatives	10,940	22,574	5,082	—	174	2,174	2	40,946

of which: Liability Trading Derivatives	(12,431)	(21,281)	(4,636)	—	(81)	(1,878)	(2)	(40,309)

11.	OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The breakdown of the balances of these headings in the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008 was as follows:

Other Financial Assets Designated at Fair Value through Profit or
Loss. Breakdown by Type of Instruments	2010	2009	2008
	Millions of euros

Assets —
Debt securities	688	639	516
Unit-linked products	103	95	516
Other securities	585	544	—
Equity instruments	2,086	1,698	1,238
Unit-linked products	1,467	1,242	921
Other securities	619	456	317

Total	2,774	2,337	1,754

Liabilities —
Other financial liabilities	1,607	1,367	1,033
Unit-linked products	1,607	1,367	1,033

Total	1,607	1,367	1,033

12.	AVAILABLE FOR SALE FINANCIAL ASSETS

12.1.	BREAKDOWN OF THE BALANCE

The detail of the balance of this heading in the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008, broken down by the nature of the financial instruments, was as follows:

Available-for-Sale Financial Assets	2010	2009	2008
	Millions of euros

Debt securities	50,875	57,071	39,831
Equity instruments	5,581	6,450	7,949

Total	56,456	63,521	47,780

12.2.  DEBT SECURITIES

The detail of the balance of the heading “Debt securities” as of December 31, 2010, 2009 and 2008, broken down by the nature of the financial instruments, was as follows:

Debt Securities Available-for-Sale by Type of Financial Instrument

2010	Unrealized Gains	Unrealized Losses	Fair Value
	Millions of euros

Domestic Debt Securities
Spanish Government and other government agency debt securities	58	(1,264)	15,337
Other debt securities	49	(206)	5,229
Issue by Central Banks	—	—	—
Issue by credit institutions	24	(156)	4,090
Issue by other issuers	25	(50)	1,139

Subtotal	107	(1,470)	20,566

Foreign Debt Securities
Mexico	470	(17)	10,106
Mexican Government and other government agency debt securities	441	(14)	9,417
Other debt securities	29	(3)	689
Issue by Central Banks	—	—	—
Issue by credit institutions	28	(2)	579
Issue by other issuers	1	(1)	110
The United States	216	(234)	6,832
Government securities	13	(9)	771
US Treasury and other US Government agencies	6	(8)	578
States and political subdivisions	7	(1)	193
Other debt securities	203	(225)	6,061
Issue by Central Banks	—	—	—
Issue by credit institutions	83	(191)	2,873
Issue by other issuers	120	(34)	3,188
Other countries	394	(629)	12,930
Other foreign governments and other government agency debt securities	169	(371)	6,100
Other debt securities	225	(258)	6,830
Issue by Central Banks	1	—	945
Issue by credit institutions	177	(188)	4,420
Issue by other issuers	47	(70)	1,465

Subtotal	1,080	(880)	30,309

Total	1,187	(2,350)	50,875

The decrease in the balance of the heading “Financial assets held for trading — Debt securities” in 2010 is due, primarily, to the sale of securities and the changes in the valuations of these portfolios.

Debt Securities. Available-for-Sale by Type of Financial Instrument

	Unrealized	Unrealized	Fair
2009	Gains	Losses	Value
	Millions of euros

Domestic Debt Securities
Spanish Government and other government agency debt securities	309	(70)	18,551
Other debt securities	178	(125)	6,318

Subtotal	487	(195)	24,869

Foreign Debt Securities
The United States	174	(173)	6,805
Government securities	11	(2)	637
US Treasury and other US Government agencies	4	(2)	416
States and political subdivisions	7	—	221
Other debt securities	163	(171)	6,168
Other countries	893	(560)	25,397
Other foreign governments and other government agency debt securities	697	(392)	17,363
Other debt securities	196	(168)	8,034

Subtotal	1,067	(733)	32,202

Total	1,554	(928)	57,071

Debt Securities. Available-for-Sale by Type of Financial Instrument

	Unrealized	Unrealized	Fair
2008	Gains	Losses	Value
	Millions of euros

Domestic Debt Securities
Spanish Government and other government agency debt securities	138	—	6,371
Other debt securities	91	(62)	5,539

Subtotal	229	(62)	11,910

Foreign Debt Securities
The United States	155	(286)	10,442
Government securities	15	(1)	840
US Treasury and other US Government agencies	—	—	444
States and political subdivisions	15	(1)	396
Other debt securities	140	(285)	9,602
Other countries	431	(488)	17,478
Other foreign governments and other government agency debt securities	261	(232)	9,653
Other debt securities	170	(256)	7,825

Subtotal	586	(774)	27,920

Total	815	(836)	39,830

As of December 31, 2010, the credit ratings of the issuers of debt securities in the available-for-sale portfolio were as follows:

Available-for-Sale Financial Assets Debt Secutities by Rating	Fair Value	%
	Millions of euros

AAA	11,638	22.9%
AA+	12,210	24.0%
AA	5,022	9.9%
AA-	2,523	5.0%
A+	1,651	3.2%
A	8,661	17.0%
A−	574	1.1%
With rating BBB+ or below	3,761	7.4%
Without rating	4,835	9.5%

Total	50,875	100.0%

12.3.  EQUITY INSTRUMENTS

The breakdown of the balance of the heading “Equity instruments”, broken down by the nature of the financial instruments as of December 31, 2010, 2009 and 2008 was as follows:

Equity Instruments. Available-for-Sale by Type of Financial Instrument

	Unrealized	Unrealized	Fair
2010	Gains	Losses	Value
	Millions of euros

Equity instruments listed
Listed Spanish company shares	1,212	(7)	4,583
Credit institutions	—	—	3
Other entities	1,212	(7)	4,580
Listed foreign company shares	8	(25)	253
United States	1	—	13
Other countries	7	(25)	240

Subtotal	1,220	(32)	4,836

Unlisted equity instruments
Unlisted Spanish company shares	—	—	25
Credit institutions	—	—	1
Other entities	—	—	24
Unlisted foreign companies shares	63	—	720
United States	55	—	649
Other countries	8	—	71

Subtotal	63	—	745

Total	1,283	(32)	5,581

Equity Instruments. Available-for-Sale by Type of Financial Instrument

	Unrealized	Unrealized	Fair
2009	Gains	Losses	Value
	Millions of euros

Equity instruments listed
Listed Spanish company shares	1,738	(12)	5,383
Credit institutions	—	—	—
Other entities	1,738	(12)	5,383
Listed foreign company shares	12	(28)	250
United States	—	(8)	8
Other countries	12	(20)	242

Subtotal	1,750	(40)	5,633

Unlisted equity instruments
Unlisted Spanish company shares	—	—	26
Credit institutions	—	—	1
Other entities	—	—	25
Unlisted foreign companies shares	109	—	791
United States	104	—	729
Other countries	5	—	62

Subtotal	109	—	817

Total	1,859	(40)	6,450

Equity Instruments. Available-for-Sale by Type of Financial Instrument

	Unrealized	Unrealized	Fair
2008	Gains	Losses	Value
	Millions of euros

Equity instruments listed
Listed Spanish company shares	1,189	(95)	4,639
Credit institutions	—	(9)	22
Other entities	1,189	(86)	4,617
Listed foreign company shares	1	(141)	2,443
United States	—	(11)	28
Other countries	1	(130)	2,416

Subtotal	1,190	(236)	7,082

Unlisted equity instruments
Unlisted Spanish company shares	—	(1)	36
Credit institutions	—	—	1
Other entities	—	(1)	35
Unlisted foreign companies shares	7	—	831
United States	—	—	626
Other countries	7	—	205

Subtotal	7	(1)	867

Total	1,197	(237)	7,949

12.4.	GAINS/LOSSES

The changes in the gains/losses, net of taxes, recognized under the equity heading “Valuation adjustments — Available-for-sale financial assets” for the year ended December 31, 2010, 2009 and 2008 was as follows:

Changes in Valuation Adjustments — Available-for-Sale Financial Assets	2010	2009	2008
	Millions of euros

Balance at the beginning	1,951	931	3,546
Valuation gains and losses	(1,952)	1,520	(2,065)
Income tax	540	(483)	1,172
Amounts transferred to income	(206)	(18)	(1,722)

Balance at the end	333	1,951	931

Of which:
Debt securities	(746)	456	(116)
Equity instruments	1,079	1,495	1,047

The losses recognized under the heading “Valuation adjustments — Available for sale financial assets” in the consolidated income statement as of December 31, 2010, correspond mainly to Spanish government debt securities.

Some 13.7% of the losses recognized under the heading “Valuation adjustments — Available-for-sale financial assets” of the debt securities were generated over more than twelve months. However, as no impairment has been estimated following an analysis of these unrealized losses, it can be concluded that they are temporary, because: the interest payment periods of all the fixed-income securities have been satisfied; and because there is no evidence that the issuer will not continue to comply with payment obligations, nor that future payments of both principal and interests will not be sufficient to recover the cost of the debt securities.

The losses recognized under the heading “Impairment losses on financial assets (net) — Available for sale assets” in the income statement year ended December 31, 2010 amounted to €155 million (€277 million and €145 million for the year ended December 31, 2009 and 2008, respectively) (see Note 49).

13.	LOANS AND RECEIVABLES

13.1.	BREAKDOWN OF THE BALANCE

The detail of the balance of this heading in the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008, based on the nature of the financial instrument, is as follows:

Loans and Receivables	2010	2009	2008
	Millions of euros

Loans and advances to credit institutions	23,637	22,239	33,856
Loans and advances to customers	338,857	323,442	335,260
Debt securities	2,213	436	378

Total	364,707	346,117	369,494

The increase in 2010 of the “Debt securities” item in the above table is mainly due to the reclassification of some debt instruments issued by governments and registered under the heading “Available-for-sale financial assets” in 2009.

13.2.	LOANS AND ADVANCES TO CREDIT INSTITUTIONS

The detail of the balance under this heading in the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008, broken down by the nature of the related financial instrument, is as follows:

Loans and Advances to Credit Institutions	2010	2009	2008
	Millions of euros

Reciprocal accounts	168	226	390
Deposits with agreed maturity	7,307	8,301	8,005
Demand deposits	2,008	2,091	6,433
Other accounts	6,299	6,125	9,250
Reverse repurchase agreements	7,822	5,457	9,601

Total gross	23,604	22,200	33,679

Valuation adjustments	33	39	177
Impairment losses	(67)	(68)	(74)
Accrued interests and fees	101	110	223
Hedging derivatives and others	(1)	(3)	28

Total	23,637	22,239	33,856

13.3.	LOANS AND ADVANCES TO CUSTOMERS

The detail of the balance under this heading in the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008, broken down by the nature of the related financial instrument, is as follows:

Loans and Advances to Customers	2010	2009	2008
	Millions of euros

Financial paper	1,982	602	587
Commercial credit	21,229	24,031	29,215
Secured loans	150,782	148,874	145,522
Credit accounts	23,705	19,683	21,593
Other loans	101,999	98,238	111,597
Reverse repurchase agreements	4,764	987	1,658
Receivable on demand and other	19,246	15,253	13,372
Finance leases	8,141	8,222	9,341
Impaired assets	15,361	15,197	8,437
Total gross	347,210	331,087	341,322
Valuation adjustments	(8,353)	(7,645)	(6,062)
Impairment losses	(9,396)	(8,720)	(7,431)
Accrued interests and fees	195	320	719
Hedging derivatives and others	848	755	650

Total net	338,857	323,442	335,260

Of all the “Loans and advances to customers” as of December 31, 2010, 23.1% were concluded with fixed-interest conditions and 76.9% were variable interest.

The Group, via several of its banks, provides its customers with financing to purchase assets, including movable and immovable property, in the form of the finance lease arrangements recognized under this heading. The breakdown of these finance leases as of December 31, 2010, 2009 and 2008 was as follows:

Financial Lease Arrangements	2010	2009	2008
	Millions of euros

Movable property	4,748	4,963	6,158
Real Estate	3,393	3,259	3,271
Fixed rate	42%	38%	33%
Floating rate	58%	62%	67%

As of December 31, 2010, non-accrued financial income from finance leases granted to customers amounted to €132 million. The unguaranteed residual value of these contracts amounted to €435 million. Impairment losses determined collectively on finance lease arrangements amounted to €12 million.

The heading “Loans and receivables — Loans and advances to customers” in the accompanying consolidated balance sheets includes mortgage loans that, as mentioned in Note 35, are considered a suitable guarantee for the issue of long-term mortgage covered bonds (Note 23.4), pursuant to the Mortgage Market Act.

The heading “Loans and receivables — Loans and advances to customers” heading of the accompanying consolidated balance sheets includes securitized loans that have not been derecognized as mentioned in Note 2.2.2. The amounts recognized in the accompanying consolidated balance sheets corresponding to these securitized loans as of December 31, 2010, 2009 and 2008 are set forth below:

Securitized Loans	2010	2009	2008
	Millions of euros

Securitized mortgage assets	31,884	33,786	34,032
Other securitized assets	10,563	10,597	10,341
Commercial and industrial loans	6,263	4,356	2,634
Finance leases	771	1,380	2,238
Loans to individuals	3,403	4,536	5,124
Rest	126	325	345

Total	42,447	44,383	44,373

Of which:
Liabilities associated to assets retained on the balance sheet(*)	8,846	9,012	14,948

(*)	These liabilities are recognized under “Financial liabilities at amortized cost — Debt securities” in the accompanying consolidated balance sheets (Note 23).

Some other securitized loans have been derecognized where substantially all attendant risks or benefits were effectively transferred. As of December 31, 2010, 2009 and 2008, the outstanding balances of derecognized securitized loans were as follows:

Derecognized Securitized Loans	2010	2009	2008
	Millions of euros

Securitized mortgage assets	24	116	132
Other securitized assets	176	276	413

Total	200	392	545

14.	HELD-TO-MATURITY INVESTMENTS

The breakdown of the balance of this heading in the accompanying consolidated balance sheets was as follows:

Held-to-Maturity Investments. Breakdown by Type of Financial Instrument

	Amortized	Unrealized	Unrealized	Fair
2010	Cost	Gains	Losses	Value
	Millions of euros

Domestic Debt Securities
Spanish Government and other government agency debt securities	6,611	2	(671)	5,942
Other domestic debt securities	892	—	(63)	829
Issue by credit institutions	290	—	(13)	277
Issue by other issuers	602	—	(50)	552

Subtotal	7,503	2	(734)	6,771

Foreign Debt Securities
Other foreign governments and other government agency debt securities not issued by the governments of the countries where they operate	2,181	10	(20)	2,171
Issue by credit institutions	262	6	(21)	247

Subtotal	2,443	16	(41)	2,418

Total	9,946	18	(775)	9,189

The net increase in the balance in 2010 is due primarily to the acquisition of debt securities from the Spanish government.

The foreign securities by the Group as of December 31, 2010, 2009 and 2008 in the held-to-maturity portfolio correspond to European issuers.

Held-to-Maturity Investments. Breakdown by Type of Financial Instrument

	Amortized	Unrealized	Unrealized	Fair
2009	Cost	Gains	Losses	Value
	Millions of euros

Domestic Debt Securities
Spanish Government and other government agency debt securities	1,674	21	(13)	1,682
Other domestic debt securities	952	8	(18)	942

Subtotal	2,626	29	(31)	2,624

Foreign Debt Securities
Government and other government agency debt securities	2,399	64	(7)	2,456
Other debt securities	412	7	(6)	413

Subtotal	2,811	71	(13)	2,869

Total	5,437	100	(44)	5,493

Held-to-Maturity Investments. Breakdown by Type of Financial Instrument

	Amortized	Unrealized	Unrealized	Fair
2008	Cost	Gains	Losses	Value
	Millions of euros

Domestic Debt Securities
Spanish Government and other government agency debt securities	1,412	7	(7)	1,412
Other domestic debt securities	980	—	(53)	927

Subtotal	2,392	7	(60)	2,339

Foreign Debt Securities
Government and other government agency debt securities	2,432	22	(17)	2,437
Other debt securities	458	3	(16)	445

Subtotal	2,890	25	(33)	2,882

Total	5,282	32	(93)	5,221

As of December 31, 2010, the distribution to the credit ratings of the issuers of debt securities of the held-to-maturity investments was as follows:

Held to Maturuty Investments
Debt Secutities by Rating	Carrying Amount	%
	Millions of euros

AAA	1,908	19.2%
AA+	6,703	67.4%
AA−	1,222	12.3%
With rating A+ or below	113	1.1%

Total	9,946	100.0%

Following an analysis of the unrealized losses, it can be concluded that they are temporary, because: the interest payment periods of all the fixed-income securities have been satisfied; and because there is no evidence that the issuer will not continue to comply with payment obligations, nor that future payments of both principal and interests will not be sufficient to recover the cost of the securities.

The following is a summary of the gross changes in 2010, 2009 and 2008 in this heading in the accompanying consolidated balance sheets, not including impairment losses:

Held-to-Maturity Investments Changes on the Period	2010	2009	2008
	Millions of euros

Balance at the beginning	5,438	5,285	5,589
Acquisitions	4,969	426	—
Redemptions and others	(460)	(273)	(304)
Balance at the end	9,947	5,438	5,285
Impairment	(1)	(1)	(3)

Total	9,946	5,437	5,282

15.	HEDGING DERIVATIVES (RECEIVABLE AND PAYABLE) AND FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES

The breakdown of the balance of these items in the accompanying consolidated balance sheets was as follows:

Hedging Derivatives and Fair Value Changes of the
Hedged Items in Portfolio Hedges of Interest Rate Risk	2010	2009	2008
	Millions of euros

ASSETS —
Fair value changes of the hedged items in portfolio hedges of interest rate risk	40	—	—
Hedging derivatives	3,563	3,595	3,833
LIABILITIES —
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(2)	—	—
Hedging derivatives	1,664	1,308	1,226

As of December 31, 2010, 2009 and 2008, the main positions hedged by the Group and the derivatives assigned to hedge those positions are:

•	Fair value hedge:

-	Available-for-sale fixed-interest debt securities: this risk is hedged using interest-rate derivatives (fixed-variable swaps).

-	Long term fixed-interest debt issued by Group: this risk is hedged using interest-rate derivatives (fixed-variable swaps).

-	Available-for-sale equity securities: this risk is hedged using equity swaps.

-	Fixed-interest loans: this risk is hedged using interest-rate derivatives (fixed-variable swaps).

-	Fixed-interest deposit portfolio hedges: this risk is hedged using fixed-variable swaps and derivatives for interest rate. The valuation of the deposit hedges corresponding to interest-rate risk is recognized under the heading “Changes in the fair value of the hedged items in the portfolio hedges of interest-rate risk”.

•	Cash-flow hedge: Most of the hedged items are floating interest-rate loans: this risk is hedged using foreign-exchange and interest-rate swaps.

•	Net foreign-currency investment hedge: The risks hedged are foreign-currency investments in the Group’s subsidiaries abroad. This risk is hedged mainly with foreign-exchange options and forward currency purchase.

Note 7 analyzes the Group’s main risks that are hedged using these financial instruments.

The details of the fair value of the hedging derivatives, organized hedged risk, recognized in the accompanying consolidated balance sheets are as follows:

Hedging Derivatives. Breakdown of the Fair Value by Markets and Transaction Type

	Currency	Interest	Equity	Other
2010	Risk	Rate Risk	Price Risk	Risks	Total
	Millions of euros

OTC markets
Credit institutions
Fair value hedge	—	1,645	7	3	1,655
Of wich: Macro hedge	—	(282)	—	—	(282)
Cash flow hedge	(4)	160	—	—	156
Net investment in a foreign operation hedge	3	(6)	—	—	(3)

Subtotal	(1)	1,799	7	3	1,808

Other financial Institutions
Fair value hedge	—	109	5	—	114
Of wich: Macro hedge	—	(20)	—	—	(20)
Cash flow hedge	—	(1)	—	—	(1)
Net investment in a foreign operation hedge	—	—	—	—	—

Subtotal	—	108	5	—	113

Other sectors
Fair value hedge	—	(12)	—	—	(12)
Of wich: Macro hedge	—	(2)	—	—	(2)
Cash flow hedge	—	(10)	—	—	(10)
Net investment in a foreign operation hedge	—	—	—	—	—
Subtotal	—	(22)	—	—	(22)

Total	(1)	1,885	12	3	1,899

of which: Asset Hedging Derivatives	14	3,486	60	3	3,563

of which: Liability Hedging Derivatives	(15)	(1,601)	(48)	—	(1,664)

Hedging Derivatives. Breakdown of Fair Value by Markets and Transaction Type

	Currency	Interest	Equity	Other
2009	Risk	Rate Risk	Price Risk	Risks	Total
	Millions of euros

OTC markets
Credit institutions
Fair value hedge	—	1,985	(32)	—	1,953
Cash flow hedge	17	258	(4)	(4)	267
Net investment in a foreign operation hedge	1	(27)	—	—	(26)

Subtotal	18	2,216	(36)	(4)	2,194

Other financial Institutions
Fair value hedge	—	123	(21)	—	102

Subtotal	—	123	(21)	—	102

Other sectors
Fair value hedge	—	(9)	—	—	(9)

Subtotal	—	(9)	—	—	(9)

Total	18	2,330	(57)	(4)	2,287

Of which: Asset Hedging Derivatives	22	3,492	81	—	3,595

Of which: Liability Hedging Derivatives	(4)	(1,162)	(138)	(4)	(1,308)

Hedging Derivatives. Breakdown of the Fair Value by Markets and Transaction Type

	Currency	Interest	Equity	Other
2008	Risk	Rate Risk	Price Risk	Risks	Total
	Millions of euros

OTC markets
Credit institutions
Fair value hedge	—	1,972	—	—	1,972
Cash flow hedge	106	338	—	—	444
Net investment in a foreign operation hedge	99	(20)	—	—	79

Subtotal	205	2,290	—	—	2,495

Other financial Institutions
Fair value hedge	—	68	—	—	68
Cash flow hedge	—	32	—	—	32

Subtotal	—	100	—	—	100

Other sectors
Fair value hedge	—	1	—	—	1
Cash flow hedge	11	—	—	—	11

Subtotal	11	1	—	—	12

Total	216	2,391	—	—	2,607

of which: Asset Hedging Derivatives	227	3,606	—	—	3,833

of which: Liability Hedging Derivatives	(11)	(1,215)	—	—	(1,226)

The most significant cash flows forecasted for the coming years for cash flow hedging held on the balance sheet as of December 31, 2010 are shown below:

		From 3
	3 Months	Months to	From 1 to	More than
Cash Flows of Hedging Instruments	or Less	1 Year	5 Years	5 Years	Total
	Millions of euros

Receivable cash inflows	103	292	1,080	2,276	3,751
Payable cash outflows	103	168	815	2,395	3,481

The cash flows indicated above will impact the consolidated income statements until 2049. The amounts previously recognized in equity from cash flow hedge that were removed from equity and included in consolidated income statement — in the heading “Gains or losses of financial assets and liabilities (net) or in the heading “Exchange differences (net)” — during the years 2010, 2009 and 2008 reached €34 million, €11 million and €12 million, respectively.

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test in 2010 was not significant.

16.	NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE

The composition of the balance of the heading “Non-current assets held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

Non-Current Assets Held-for-Sale
Breakdown by type of Asset	2010	2009	2008
	Millions of euros

Property, plants and equipment	252	397	151
Buildings for own use	188	313	79
Operating leases	64	84	72
Foreclosures and recoveries	1,513	861	391
Foreclosures	1,427	795	364
Recoveries from financial leases	86	66	27
Accrued amortization(*)	(52)	(41)	(34)
Impairment losses	(184)	(167)	(64)

Total	1,529	1,050	444

(*)	Until classified as non-current assets held for sale

As of December 31, 2010, 2009 and 2008, there were no liabilities associated with non-current assets held for sale.

As of December 31, 2010, 2009 and 2008, the changes in the heading “Non-current assets held for sale” of the accompanying consolidated balance sheets were as follow:

Non-Current Assets Held-for-Sale.
Changes in the Period	2010	2009	2008
	Millions of euros

Balance at the beginning	1,217	506	306
Additions	1,513	919	515
Retirements	(1,017)	(780)	(374)
Acquisition of subsidiaries	—	—	—
Transfers	145	493	57
Exchange difference and other	(172)	79	2

Balance at the end(1)	1,686	1,217	506

Impairment —
Balance at the beginning	167	62	66
Additions	221	134	38
Retirements	(44)	(7)	(22)
Transfers	38	77	25
Exchange difference and other	(225)	(99)	(45)

Balance at the end(2)	157	167	62

Total(1) — (2)	1,529	1,050	444

16.1.	FROM TANGIBLE ASSETS FOR OWN USE

The most significant changes in the balance of the heading “Non-current assets held for sale — From tangible assets for own use”, in 2010, 2009 and 2008, were a result of the following operations:

Sale of property with leaseback in 2010 and 2009.

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

In 2010 and 2009, the Bank sold 164 and 971 properties, respectively, in Spain to investments not related to BBVA Group for a total sale price of €404 million and €1,263 million at market prices, respectively, without making funds available to the buyers to pay the price of these transactions.

At the same time the Bank signed long-term operating leases with these investors on the aforementioned properties for periods of 10, 15, 20, 25 or 30 years (according to the property) and renewable. Most have obligatory periods of 20 or 30 years. Most can be extended for a maximum of three additional 5-year periods, up to a total of 35 to 45 years. The total annual nominal income from the real estate in said operating lease arrangements amounted to €115 million. This income is updated annually based on the terms and conditions set forth in said arrangements.

In 2010 and 2009, a total of €113 and €31 million, respectively, were registered to the enclosed income statement for income from rents (Note 46.2) corresponding to said lease contracts.

The sale agreements also established call options for each of the properties at the termination of each of the lease agreements so that the Bank can repurchase these properties The repurchasing price of these call options will be the market value as determined by an independent expert. For this reason, these transactions have been considered as firm sales. Therefore, the Group made a gross profit of €273 and €914 million, recognized under the heading “Gains (losses) in non-current assets held for sale not classified as discontinued operations” in the accompanying consolidated income statements for 2010 and 2009 (see Note 52).

The current value of the future minimum payments the Bank will incur in the mandatory period, as of December 31, 2010, is €106 million in 1 year, €349 million between 2 and 5 years and €649 million in more than 5 years.

Sale of the Bancomer building in 2008

On March 4, 2008, BBVA Bancomer, S.A. de C.V. completed the process of selling its Centro Bancomer property together with its car part, for which it obtained a gross profit of €61.3 million, recognized under the heading “Gains (losses) in non-current assets held for sale not classified as discontinued operations” in the accompanying consolidated income statement for 2008 (see Note 52). This transaction was carried out without the purchaser receiving any type of finance from any BBVA Group entity.

Jointly with the sale agreement, an operational leasing agreement was concluded for this property and its car park for a 3-year period extendable for 2 more years.

16.2.  FROM FORECLOSURES OR RECOVERIES

As of December 31, 2010, the balance of the heading “Non-current assets held for sale - Foreclosures or recoveries” was made up of €1,114 million of assets for residential use, €209 million of assets for tertiary use (industrial, commercial or offices) and €10 million of assets for agricultural use.

In 2010, the additions of assets through foreclosures or recoveries amounted to €1,306 million. The derecognitions in 2010 through sales of such assets amounted to €700 million.

As of December 31, 2010, mean maturity of the assets through foreclosures or recoveries was less than 2 years.

In 2010, some of the sales operations of these assets were financed by some Group entities. The amount of the loans granted to the buyers of these assets was €193 million, with a mean percentage financed of 90.4% of the price of sale.

As of December 31, 2010, there were €32 million of gains from the financed sale of these assets yet to be recognized for transactions completed in 2010 as well as in previous years.

17.	INVESTMENTS

The breakdown of the balances of “Investments in entities accounted for using the equity method” in accompanying the consolidated balance sheets is as follows:

Investments in Entities Accounted for Using the Equity Method	2010	2009	2008
	Millions of euros

Associate entities	4,247	2,614	894
Jointly controlled entities	300	308	573

Total	4,547	2,922	1,467

17.1.  ASSOCIATES

The following table shows the carrying amount of the most significant of the Group’s investments in associates in the accompanying consolidated balance sheets:

Associates Entities	2010	2009	2008
	Millions of euros

Grupo CITIC	4,022	2,296	541
Occidental Hoteles Management, S.L.(*)	—	84	128
Tubos Reunidos, S.A.(**)	51	52	54
BBVA Elcano Empresarial II, S.C.R.R.S., S.A.	37	49	39
BBVA Elcano Empresarial, S.C.R.R.S., S.A.	37	49	39
Rest of associate	100	84	93

Total	4,247	2,614	894

(*)	Since November 2010 the company had been accounted for as a jointly controlled entitie.

(**)	Company that quoted in Madrid’s stock exchange market.

The investment in the CITIC Group includes the investment in Citic International Financial Holdings Limited (“CIFH”) and China National Citic Bank (“CNCB”).

Appendix IV shows details of associates as of December 31, 2010.

The details of the balance and gross changes as of December 31, 2010, 2009 and 2008 under this heading in the accompanying consolidated balance sheets are as follows:

Associates Entities. Changes in the Year Breakdown of Goodwill	2010	2009	2008
	Millions of euros

Balance at the beginning	2,614	894	846
Acquisitions and capital increases(*)	1,210	53	655
Disposals	(9)	(2)	(782)
Transfers and others(**)	432	1,669	175

Balance at the end	4,247	2,614	894

Of which:
Goodwill	1,574	844	217
CITIC Group	1,570	841	214
Rest	4	3	3

(*)	The change of 2010 corresponds basically to the acquisition of 4.93% of CNCB formalized in April 2010

(**)	Correspond mainly to the reclassification from the heading “Available-for-sale financial assets ‘” of CNCB investmentand in 2009 and in 2010 due to the exchange rate development.

Agreement with the CITIC Group

The BBVA Group holds several agreements with the CITIC Group to develop a strategic alliance in the Chinese market. BBVA’s investment in CNCB is considered strategic for the Group, as it is the platform for developing its business in continental China and is also key for the development of CITIC’s international business. BBVA has the status of “sole strategic investor” in CNCB. In 2009, BBVA’s share in CNCB was reclassified from “Available for sale financial assets” of the accompanying consolidated balance sheets (Note 12) to the heading “Investments in entities accounted for using the equity method — Associates” since the Group gained significant influence in the holding.

Furthermore, on April 1, 2010, after obtaining the corresponding authorizations, the purchase of an additional 4.93% of CNCB’s capital was finalized for €1,197 million.

As of December 31, 2010, BBVA had a 29.68% holding in CIFH and 15% in CNCB.

17.2.  JOINTLY CONTROLLED ENTITIES

This heading of the accompanying consolidated balance sheets encompasses the jointly controlled entities that the Group has considered should be accounted for using the equity method (see Note 2.1) because this better reflects the economic reality of such holdings.

The following table shows the balances of the most significant of the Group’s investments in the primary jointly controlled entities in the accompanying consolidated balance sheets:

Jointly Controlled Entities	2010	2009	2008
	Millions of euros

Corporación IBV Participaciones Empresariales S.A.	71	157	385
Occidental Hoteles Management, S.L.(*)	88	—	—
Fideicomiso F/403853-5 BBVA Bancomer SoS ZIBAT	22	20	20
I+D Mexico, S.A.	22	15	14
Fideicomiso Hares BBVA Bancomer F/47997-2(**)	—	15	12
Fideicomiso F/70413 Mirasierra	14	12	—
Fideicomiso F/402770-2 Alamar	11	10	—
Fideicomiso F/403112-6 Dos lagos	11	9	—
Las Pedrazas Golf, S.L.	10	9	16
Altitude Software SGPS, S.A.	10	—	—
Rest	41	61	111

Total	300	308	558

Of which
Goodwill	9	5	8

(*)	Since November 2010 the company had been accounted for as a jointly controlled entitie.

(**)	Since august 2010 the company had been accounter for as a subsidiary.

If the jointly controlled entities accounted for using equity method had been accounted for by the proportionate method, the effect on the Group’s main consolidated figures as of December 31, 2010, 2009 and 2008 would have been as follows:

Jointly Controlled Entities. Effect on the Group’s main figures	2010	2009	2008
	Millions of euros

Assets	1,062	863	910
Liabilities	313	469	139
Net operating income	15	(12)	17

Details of the jointly controlled entities consolidated using the equity method as of December 31, 2010 are shown in Appendix IV.

17.3.	INFORMATION ABOUT ASSOCIATES AND JOINTLY CONTROLLED ENTITIES BY THE EQUITY METHOD

The following table provides relevant information of the balance sheet and income statement of associates and jointly controlled entities accounted for using the equity method as of December 31, 2010, 2009 and 2008, respectively (see Appendix IV).

	2010(*)		2009(*)		2008(*)
		Jointly		Jointly		Jointly
Associates and Jointly Controlles Entities		Controlled		Controlled		Controlled
Financial Main figures	Associates	Entities	Associates	Entities	Associates	Entities
	Millions of euros

Current Assets	19,979	279	10,611	347	745	559
Non-current Assets	17,911	780	8,463	514	4,162	349
Current Liabilities	32,314	179	10,356	108	230	136
Non-current Liabilities	5,576	879	8,719	754	4,677	772
Net sales	855	168	605	84	210	102
Operating Income	450	15	244	(12)	99	17
Net Income	339	1	166	(14)	93	286

(*)	Non audited information

17.4.  NOTIFICATIONS ABOUT ACQUISITION OF HOLDINGS

Appendix V shown on acquisitions and disposals of holdings in associates or jointly controlled entities and the notification dates thereof, in compliance with Article 86 of the Corporations Act and Article 53 of the Securities Market Act 24/1988.

17.5  IMPAIRMENT

No impairment losses on the goodwill of jointly-controlled entities were recognized in 2010. For the year ended December 31, 2009, €3 million of impairment losses on goodwill in jointly controlled entities were recognized, of which most were related to Econta Gestión Integral, S.L. For the year ended December 31, 2008, no impairment on goodwill in associates and jointly controlled entities was recognized.

18.	REINSURANCE ASSETS

This heading in the accompanying consolidated balance sheets reflects the amounts receivable by consolidated entities from reinsurance contracts with third parties.

The amounts recognized in the accompanying consolidated balance sheets corresponding to the share of the reinsurer in the technical provisions are set forth below:

Reinsurance Asset	2010	2009	2008
	Millions of euros

Reinsurance assets	28	29	29

19.	TANGIBLE ASSETS

As of December 31, 2010, 2009 and 2008, the details of the balance of this heading in the accompanying consolidated balance sheets, broken down by the nature of the related items, were as follows:

						Assets
	For Own Use			Total		Leased
			Furniture,	Tangible		Out Under
	Land and	Work in	Fixtures and	Asset of	Investment	an Operating
2010	Buildings	Progress	Vehicles	Own Use	Properties	Lease	Total
	Millions of euros

Cost —
Balance at the beginning	2,734	435	5,599	8,768	1,803	989	11,560
Additions	194	179	357	730	66	245	1,041
Retirements	(49)	(45)	(156)	(250)	(8)	(2)	(260)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	387	(335)	(81)	(29)	32	(221)	(218)
Exchange difference and other	140	(19)	(264)	(144)	(52)	4	(192)
Balance at the end	3,406	215	5,455	9,075	1,841	1,015	11,931
Accrued depreciation —
Balance at the beginning	750	—	3,818	4,568	53	265	4,886
Additions	86	—	362	448	15	7	470
Retirements	(6)	—	(142)	(148)	(1)	(1)	(150)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	27	—	(47)	(20)	(1)	(110)	(131)
Exchange difference and other	32	—	(244)	(212)	—	111	(101)
Balance at the end	889	—	3,747	4,636	66	272	4,974
Impairment —
Balance at the beginning	15	—	4	19	116	32	167
Additions	8	—	1	9	83	—	92
Retirements	(2)	—	(5)	(7)	—	(14)	(21)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Exchange difference and other	10	—	—	10	7	1	18
Balance at the end	31	—	—	31	206	19	256
Net tangible assets —

Balance at the beginning	1,969	435	1,777	4,181	1,634	692	6,507

Balance at the end	2,486	215	1,708	4,408	1,569	724	6,701

						Assets
	For Own Use			Total		Leased
			Furniture,	Tangible		Out Under
	Land and	Work in	Fixtures and	Asset of	Investment	an Operating	Total
2009	Buildings	Progress	Vehicles	Own Use	Properties	Lease
	Millions of euros

Cost —
Balance at the beginning	3,030	422	4,866	8,318	1,786	996	11,100
Additions	120	102	437	659	74	210	943
Retirements	(22)	(73)	(661)	(756)	(35)	(2)	(793)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	(747)	(16)	(23)	(786)	(11)	(212)	(1,009)
Exchange difference and other	353	—	980	1,333	(11)	(3)	1,319
Balance at the end	2,734	435	5,599	8,768	1,803	989	11,560
Accrued depreciation —
Balance at the beginning	729	—	3,128	3,857	45	259	4,161
Additions	66	—	349	415	11	8	434
Retirements	(15)	—	(511)	(526)	—	(1)	(527)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	(253)	—	(15)	(268)	(2)	(103)	(373)
Exchange difference and other	223	—	867	1,090	(1)	102	1,191
Balance at the end	750	—	3,818	4,568	53	265	4,886
Impairment —
Balance at the beginning	16	—	3	19	8	5	32
Additions	7	—	17	24	93	38	155
Retirements	(2)	—	(17)	(19)	(1)	—	(20)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Exchange difference and other	(6)	—	1	(5)	16	(11)	—
Balance at the end	15	—	4	19	116	32	167
Net tangible assets —

Balance at the beginning	2,285	422	1,735	4,442	1,734	732	6,908

Balance at the end	1,969	435	1,777	4,181	1,634	692	6,507

						Assets
	For Own Use			Total		Leased
			Furniture,	tangible		Out Under
	Land and		Fixtures and	asset of	Investment	an Operating
2008	Buildings	Work in Progress	Vehicles	Own Use	Properties	Lease	Total
	Millions of euros

Cost —
Balance at the beginning	3,415	151	5,024	8,590	96	966	9,652
Additions	156	101	561	818	41	220	1,079
Retirements	(125)	(55)	(483)	(663)	(3)	(28)	(694)
Acquisition of subsidiaries in the year	—	—	16	16	1,661	—	1,677
Disposal of entities in the year	(12)	(2)	(5)	(19)	—	—	(19)
Transfers	(326)	263	(22)	(85)	(8)	(162)	(255)
Exchange difference and other	(78)	(36)	(225)	(339)	(1)	—	(340)
Balance at the end	3,030	422	4,866	8,318	1,786	996	11,100
Accrued depreciation —
Balance at the beginning	725	—	3,402	4,127	14	245	4,386
Additions	77	—	356	433	1	8	442
Retirements	(30)	—	(490)	(520)	(3)	(4)	(527)
Acquisition of subsidiaries in the year	—	—	4	4	33	—	37
Disposal of entities in the year	(3)	—	(4)	(7)	—	—	(7)
Transfers	(11)	—	(4)	(15)	—	—	(15)
Exchange difference and other	(29)	—	(136)	(165)	—	10	(155)
Balance at the end	729	—	3,128	3,857	45	259	4,161
Impairment —
Balance at the beginning	21	—	5	26	1	2	29
Additions	3	—	—	3	4	1	8
Retirements	(1)	—	—	(1)	—	—	(1)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Exchange difference and other	(7)	—	(2)	(9)	3	2	(4)
Balance at the end	16	—	3	19	8	5	32
Net tangible assets —

Balance at the beginning	2,669	151	1,617	4,437	82	719	5,238

Balance at the end	2,285	422	1,735	4,442	1,734	732	6,908

The main changes under this heading in 2009 and 2008 are as follows:

2009

•	The reduction in the balance of the heading “Tangible assets — For own use — Land and buildings” in 2009 is mainly the result of the transfer of some properties owned by the Bank in Spain to the heading “Non-current assets held for sale”, as mentioned in Note 16.

2008

•	The balance under the heading “Investment properties” includes mainly the rented buildings of the real estate fund BBVA Propiedad FII (see Appendix II) which has been fully consolidated since 2008 (see

Appendix II) following the Group’s acquisition in 2008 of a 95.65% stake. The activity of this real estate fund is subject to regulations by the Spanish Securities and Exchange Commission (CNMV).

•	In March 2008, BBVA Bancomer bought two properties in Mexico City, one of them located on Paseo de la Reforma and the other on Parques Polanco, in which it will set up the new BBVA Bancomer Group corporate headquarters.

As of December 31, 2010 the carrying amount of fully amortized financial assets that continue in use was €480 million.

The main activity of the Group is carried out through a network of bank branches located geographically as shown in the following table:

	Number of branches
Bank Branches by Geographical Location	2010	2009	2008

Spain	3,024	3,055	3,375
Americas	4,193	4,267	4,267
Rest of the world	144	144	145

Total	7,361	7,466	7,787

As of December 31, 2010, 2009 and 2008, the percentage of branches leased from third parties in Spain was 83%, 77% and 47.3%, respectively, and 57%, 55% and 61% in Latin America, respectively. The increase in the number of branches leased in Spain is mainly due to the sale and leaseback operations carried out in 2010 and 2009 described above (see Note 16).

The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish or foreign entities as of December 31, 2010, 2009 and 2008:

Tangible Assets by Spanish and Foreign
Subsidiaries Net Assets Values	2010	2009	2008
	Millions of euros

Foreign subsidiaries	2,741	2,473	2,276
BBVA and Spanish subsidiaries	3,960	4,034	4,632

Total	6,701	6,507	6,908

The amount of tangible assets under financial lease schemes on which it is expected to exercise the purchase option was insignificant as of December 31, 2010, 2009 and 2008.

20.	INTANGIBLE ASSETS

20.1.	GOODWILL

As of December 31, 2010, 2009 and 2008, the details of the balance of this heading in the accompanying consolidated balance sheets, broken down by the cash-generating units (“CGU”) that originated them, were as follows:

Goodwill. Breakdown by CGU and Changes of the Period

	Balance at		Exchange			Balance at
2010	the Beginning	Additions	Difference	Impairment	Rest	the End
	Millions of euros

The United States	5,357	—	418	—	(2)	5,773
Mexico	593	—	85	—	—	678
Colombia	205	—	31	—	—	236
Chile	65	—	11	—	—	76
Chile Pensions	108	—	18	—	—	126
Spain and Portugal	68	—	—	(13)	—	55
Global markets(*)	—	1	1	—	3	5

Total	6,396	1	564	(13)	1	6,949

(*)	Since February 2010, Group PYPSA (CGU Global Markets), accounted for using the proportionate method (previously accounted for using the equity method)

Goodwill. Breakdown by CGU and Changes of the Period

	Balance at		Exchange			Balance at
2009	the Beginning	Additions	Difference	Impairment	Rest	the End
	Millions of euros

The United States	6,676	—	(226)	(1,097)	4	5,357
Mexico	588	—	9	—	(4)	593
Colombia	193	—	12	—	—	205
Chile	54	—	11	—	—	65
Chile Pensions	89	—	19	—	—	108
Spain and Portugal	59	—	—	—	9	68

Total	7,659	—	(175)	(1,097)	9	6,396

Goodwill. Breakdown by CGU and Changes of the Period

	Balance at		Exchange			Balance at
2008	the Beginning	Additions	Difference	Impairment	Rest	the End

The United States	6,296	—	368	—	12	6,676
Mexico	702	—	(114)	—	—	588
Colombia	204	—	(11)	—	—	193
Chile	64	—	(10)	—	—	54
Chile Pensions	108	—	(19)	—	—	89
Spain and Portugal	62	—	—	—	(3)	59

Total	7,436	—	214	—	9	7,659

As described in Note 2.2.8, the cash-generating units to which goodwill has been allocated are tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and always if there is any indication of impairment.

As of December 31, 2010, 2009 and 2008, the Group performed the goodwill impairment tests. The results from each of these tests on the dates mentioned were as follows:

•	As of December 31, 2010, there were no impairment losses on the goodwill recognized in the Group’s cash-generating units, except for the insignificant impairment on the goodwill for the cash-generating unit in Spain and Portugal for the impairment on the investments in Rentrucks, Alquiler y Servicios de Transportes, S.A. and in BBVA Finanzia SpA (for €9 million and €4 million, respectively).

The most significant goodwill corresponds to the CGU in the United States. The recoverable amount of this CGU is equal to its value in use. This is calculated as the discounted value of the cash flow projections that Management estimates based on the latest budgets available for the next five years. As of December 31, 20010, the Group used a sustainable growth rate of 4.2% (4.3% as of December 31, 2009) to extrapolate the cash flows in perpetuity which was based on the US real GDP growth rate. The discount rate used to discount the cash flows is the cost of capital assigned to the CGU, and stood at 11.4% as of December 31, 2010 (11.2% as of December 31, 2009), which consists of the free risk rate plus a risk premium.

•	As of December 31, 2009, impairment losses of €1,097 million were estimated in the United States cash-generating unit which were recognized under “Impairment losses on other assets (net) — Goodwill and other intangible assets” in the accompanying consolidated income statement for 2009 (Note 50). The impairment loss of this unit was attributed to the significant decline in economic and credit conditions in the states in which the Group operates in the United States. The valuations were verified by an independent expert, not the Group’s accounts auditor.

Both the US unit’s fair values and the fair values assigned to its assets and liabilities were based on the estimates and assumptions that the Group’s Management deemed most likely given the circumstances. However, some changes to the valuation assumptions used could result in differences in the impairment test result. If the discount rate had increased or decreased by 50 basis points, the difference between the carrying amount and its recoverable amount would have increased or decreased by up to €573 million and €664 million, respectively. If the growth rate had increased or decreased by 50 basis points, the difference between the carrying amount and its recoverable amount would have increased or decreased by €555 million and €480 million, respectively.

•	As of December 31, 2008, there were no impairment losses on the goodwill recognized in the Group’s cash-generating units.

20.2.  OTHER INTANGIBLE ASSETS

The details of the balance under this heading in the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008 are as follows:

Other Intangible Assets. Breakdown by Type of Assets	2010	2009	2008
	Millions of euros

Computer software acquisition expenses	749	464	259
Other deferred charges	28	29	113
Other intangible assets	282	360	409
Impairment	(1)	(1)	(1)

Total	1,058	852	780

The changes for the year ended, December 31, 2010, 2009 and 2008 under this heading in the accompanying consolidated balance sheets are as follows:

Other Intangible Assets. Changes Over the Period	Notes	2010	2009	2008
		Millions of euros

Balance at the beginning		852	780	808
Additions		458	362	242
Amortization in the year	47	(291)	(262)	(256)
Exchange differences and other		39	(28)	(13)
Impairment	50	—	—	(1)

Balance at the end		1,058	852	780

As of December 31, 2010, the totally amortized intangible assets still in use amounted to €294 million.

21.	TAX ASSETS AND LIABILITIES

21.1.  Consolidated tax group

Pursuant to current legislation, the Consolidated Tax Group includes BBVA as the Parent company, and, as subsidiaries, the Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated net income of corporate groups.

The Group’s other banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

21.2  Years open for review by the tax authorities

The years open to review in the Consolidated Tax Group as of December 31, 2010 are 2004 and following for the main taxes applicable.

The rest of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.

In 2009, as a result of action by the tax authorities, tax inspections proceedings were instituted for the years since (and including) 2003, some of which were contested. After considering the temporary nature of certain of the items assessed, provisions were set aside for the amounts, if any, that might arise from these assessments.

Over the year ended December 31, 2009, notice was also given of the start of inspections for the years 2004 to 2006 for the main taxes to which the tax group is subject. These inspections had not been completed as of December 31, 2010.

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

21.3  Reconciliation

The reconciliation of the corporate tax expense resulting from the application of the standard tax rate and the expense registered by this tax in the accompanying consolidated income statements is as follows:

Reconciliation of the Corporate Tax Expense Resulting
from the Application of the Standard Rate and the
Expense Registered by this Tax	2010	2009	2008
	Millions of euros

Corporation tax(*)	1,927	1,721	2,078
Decreases due to permanent differences:	(559)	(633)	(690)
Tax credits and tax relief at consolidated Companies	(180)	(223)	(441)
Other items net	(379)	(410)	(249)
Net increases (decreases) due to temporary differences	(19)	96	580
Charge for income tax and other taxes	1,349	1,184	1,968
Deferred tax assets and liabilities recorded (utilized)	19	(96)	(580)
Income tax and other taxes accrued in the period	1,368	1,088	1,388
Adjustments to prior years’ income tax and other taxes	59	53	153

Income tax and other taxes	1,427	1,141	1,541

(*)	30% Tax Rate.

The effective tax rate for 2010, 2009 and 2008 is as follows:

Effective Tax Rate	2010	2009	2008
	Millions of euros

Income from:
Consolidated Tax Group	2,398	4,066	2,492
Other Spanish Entities	(70)	(77)	40
Foreign Entities	4,094	1,747	4,394

Total	6,422	5,736	6,926

Income tax and other taxes	1,427	1,141	1,541
Effective Tax Rate	22.22%	19.89%	22.25%

21.4  Tax recognized in total equity

In addition to the income tax recognized in the accompanying consolidated income statements, the group has recognized the following amounts for these items in the consolidated equity as of December 31, 2010, 2009 and 2008:

Tax Recognized in Total Equity	2010	2009	2008
	Millions of euros

Charges to total equity
Debt securities	—	(276)	(19)
Equity instruments	(354)	(441)	(168)
Subtotal	(354)	(717)	(187)
Credits to total equity(*)
Debt securities and others	192	1	2

Subtotal	192	1	2

Total	(162)	(716)	(185)

(*)	Tax asset credit to total equity as of December 31, 2010, due primaly to debt instruments unrealized losses.

21.5  Deferred taxes

The balance of the heading “Tax assets” in the accompanying consolidated balance sheets includes the tax receivables relating to deferred tax assets; the balance of the heading “Tax liabilities” includes the liabilities relating to the Group’s various deferred tax liabilities.

The details of the most important tax assets and liabilities are as follows:

Tax Assets and Liabilities. Breakdown	2010	2009	2008
	Millions of euros

Tax assets -
Current	1,113	1,187	1,266
Deferred	5,536	5,086	5,218
Pensions	1,392	1,483	1,659
Portfolio	1,546	987	1,205
Other assets	234	221	140
Impairment losses	1,648	1,632	1,453
Other	699	737	720
Tax losses	17	26	40

Total	6,649	6,273	6,484

Tax Liabilities -
Current	604	539	984
Deferred	1,591	1,669	1,282
Portfolio	1,280	1,265	977
Charge for income tax and other taxes	311	404	305

Total	2,195	2,208	2,266

As of December 31, 2010, the estimated balance of temporary differences in connection with investments in subsidiaries, branches and associates and investments in jointly controlled entities was €503 million. No deferred tax liabilities have been recognized with respect to this in the accompanying consolidated balance sheet.

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

22.	OTHER ASSETS AND LIABILITIES

The breakdown of the balance of these headings in the accompanying consolidated balance sheets was as follows:

Other Assets and Liabilities	2010	2009	2008
	Millions of euros

Assets -
Inventories	2,788	1,933	1,066
Of which:
Real estate agencies	2,729	1,930	1,064
Transactions in transit	26	55	33
Accrued interest	538	581	383
Unaccrued prepaid expenses	402	421	206
Other prepayments and accrued income	136	160	177
Other items	1,175	1,383	1,296

Total	4,527	3,952	2,778

Liabilities -
Transactions in transit	58	49	53
Accrued interest	2,162	2,079	1,918
Unpaid accrued expenses	1,516	1,412	1,321
Other accrued expenses and deferred income	646	667	597
Other items	847	780	586

Total	3,067	2,908	2,557

The heading “Inventories” includes the net carrying amount of the purchases of land and property that the Group’s property companies hold for sale or for their business. The amounts under this heading include real-estate assets bought by these companies from distressed customers (mainly in Spain), net of their corresponding impairment. In 2010, 2009 and 2008, the accumulated valuation adjustment due to impairment losses on these assets amounted to €1,088 million, €606 million and €85 million, respectively.

The principal companies in the Group that engage in real estate business activity and make up nearly all of the amount in the “Inventory” heading of the accompanying consolidated balance sheets are as follows: Anida Desarrollos Inmobiliarios, S.A., Desarrollo Urbanístico Chamartín, S.A., Anida Desarrollo Singulares, S.L., Anida Operaciones Singulares, S.L. and Anida Inmuebles España y Portugal, S.L.

23.	FINANCIAL LIABILITIES AT AMORTIZED COST

The breakdown of the balance of this heading in the accompanying consolidated balance sheets was as follows:

Financial Liabilities at Amortized Cost	2010	2009	2008
	Millions of euros

Deposits from central banks (Note 9)	11,010	21,166	16,844
Deposits from credit institutions	57,170	49,146	49,961
Customer deposits	275,789	254,183	255,236
Debt certificates	85,179	99,939	104,157
Subordinated liabilities	17,420	17,878	16,987
Other financial liabilities	6,596	5,624	7,420

Total	453,164	447,936	450,605

23.1.  DEPOSITS FROM CENTRAL BANKS

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is presented in Note 9.

23.2.  DEPOSITS FROM CREDIT INSTITUTIONS

The breakdown of the balance of this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

Deposits from Credit Institutions	2010	2009	2008
	Millions of euros

Reciprocal accounts	140	68	90
Deposits with agreed maturity	38,265	30,608	35,785
Demand deposits	1,530	1,273	1,228
Other accounts	696	733	547
Repurchase agreements	16,314	16,263	11,923

Subtotal	56,945	48,945	49,573

Accrued interest until expiration	225	201	388

Total	57,170	49,146	49,961

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets, disregarding valuation adjustments, was as follows:

	Demand	Deposits with
2010	Deposits	Agreed Maturity	Repos	Total
	Millions of euros

Spain	961	7,566	340	8,867
Rest of Europe	151	16,160	6,315	22,626
The United States	147	6,027	665	6,839
Latin America	356	5,408	8,994	14,758
Rest of the world	56	3,799	—	3,855

Total	1,671	38,960	16,314	56,945

	Demand	Deposits with
2009	Deposits	Agreed Maturity	Repos	Total
	Millions of euros

Spain	456	6,414	822	7,692
Rest of Europe	382	15,404	4,686	20,472
The United States	150	5,611	811	6,572
Latin America	336	1,576	9,945	11,857
Rest of the world	16	2,336	—	2,352

Total	1,340	31,341	16,264	48,945

	Demand	Deposits with
2008	Deposits	Agreed Maturity	Repos	Total
	Millions of euros

Spain	676	4,413	1,131	6,220
Rest of Europe	82	17,542	2,669	20,293
The United States	40	8,164	1,093	9,297
Latin America	439	3,518	7,030	10,987
Rest of the world	80	2,696	—	2,776

Total	1,317	36,333	11,923	49,573

23.3.  CUSTOMERS DEPOSITS

The breakdown of this heading of the accompanying consolidated balance sheets, by type of financial instruments, was as follows:

Customer Deposits	2010	2009	2008
		Millions of euros

Government and other government agencies	30,982	15,297	18,837
Spanish	17,404	4,291	6,320
Foreign	13,563	10,997	12,496
Accrued interests	15	9	21
Other resident sectors	116,217	93,190	98,630
Current accounts	18,705	20,243	20,725
Savings accounts	24,520	27,137	23,863
Fixed-term deposits	49,160	35,135	43,829
Repurchase agreements	23,197	10,186	9,339
Other accounts	46	31	62
Accrued interests	589	458	812
Non-resident sectors	128,590	145,696	137,769
Current accounts	39,567	33,697	28,160
Savings accounts	26,435	23,394	22,840
Fixed-term deposits	56,752	83,754	79,094
Repurchase agreements	5,370	4,415	6,890
Other accounts	122	103	104
Accrued interests	344	333	681

Total	275,789	254,183	255,236

Of which:
In euros	151,806	114,066	121,895
In foreign currency	123,983	140,117	133,341
Of which:
Deposits from other creditors without valuation adjustment	275,055	253,566	254,075
Accrued interests	734	617	1,161

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument and geographical area, disregarding valuation adjustments, was as follows:

			Deposits
	Demand	Savings	with Agreed
2010	Deposits	Deposits	Maturity	Repos	Total
	Millions of euros

Spain	21,848	24,707	67,838	18,640	133,033
Rest of Europe	3,784	482	18,245	1,609	24,120
The United States	13,985	11,363	17,147	—	42,495
Latin America	28,685	15,844	23,724	3,762	72,015
Rest of the world	357	201	2,620	—	3,178

Total	68,659	52,597	129,574	24,011	274,841

			Deposits
	Demand	Savings	with Agreed
2009	Deposits	Deposits	Maturity	Repos	Total
	Millions of euros

Spain	23,836	27,245	38,370	7,572	97,023
Rest of Europe	2,975	457	18,764	3	22,199
The United States	11,548	10,146	46,292	—	67,986
Latin America	24,390	13,593	20,631	4,413	63,027
Rest of the world	440	181	2,527	—	3,148

Total	63,189	51,622	126,584	11,988	253,383

			Deposits
	Demand	Savings	with Agreed
2008	Deposits	Deposits	Maturity	Repos	Total
	Millions of euros

Spain	26,209	23,892	45,299	9,745	105,145
Rest of Europe	3,214	360	22,733	34	26,341
The United States	8,288	10,899	36,997	—	56,184
Latin America	20,219	9,911	20,195	6,867	57,192
Rest of the world	1,576	2,488	4,796	—	8,860

Total	59,506	47,550	130,020	16,646	253,722

23.4.  DEBT CERTIFICATES AND SUBORDINATED LIABILITIES

The breakdown of the headings “Debt certificates (including bonds)” and “Subordinated liabilities” in the accompanying consolidated balance sheets was as follows:

Debt Certificates and Subordinated Liabilities	2010	2009	2008
	Millions of euros

Debt Certificates	85,179	99,939	104,157
Promissory notes and bills	13,215	29,582	19,985
Bonds and debentures	71,964	70,357	84,172
Subordinated Liabilities	17,420	17,878	16,987

Total	102,599	117,817	121,144

The changes in 2010, 2009 and 2008 under the headings “Debt certificates (including bonds)” and “Subordinated liabilities” was as follows:

				Exchange
	Balance at the		Repurchase or	Differences and	Balance at the
2010	Beginning	Issuances	Redemption	Other	End
	Millions of euros

Debt certificates issued in the European Union	107,069	129,697	(149,965)	3,768	90,569
With information brochure	107,035	129,697	(149,962)	3,768	90,538
Without information brochure	34	—	(3)	—	31
Other debt certificates issued outside the European Union	10,748	2,622	(2,097)	758	12,031

Total	117,817	132,319	(152,062)	4,526	102,600

				Exchange
	Balance at the		Repurchase or	Differences and	Balance at the
2009	Beginning	Issuances	Redemption	Other	End
	Millions of euros

Debt certificates issued in the European Union	111,159	129,107	(126,713)	(6,484)	107,069
With information brochure	111,126	129,107	(126,713)	(6,485)	107,035
Without information brochure	33	—	—	1	34
Other debt certificates issued outside the European Union	9,986	4,894	(4,343)	211	10,748

Total	121,145	134,001	(131,056)	(6,273)	117,817

				Exchange
	Balance at the		Repurchase or	Differences and	Balance at the
2008	Beginning	Issuances	Redemption	Other	End
	Millions of euros

Debt certificates issued in the European Union	109,173	107,848	(85,671)	(20,192)	111,158
With information brochure	109,140	107,848	(85,671)	(20,192)	111,125
Without information brochure	33	—	—	—	33
Other debt certificates issued outside the European Union	8,737	42,494	(40,844)	(401)	9,986

Total	117,910	150,342	(126,515)	(20,593)	121,144

The detail of the most significant outstanding issuances, repurchases or refunds of debt instruments issued by the Bank or companies in the Group as of December 31, 2010, 2009 and 2008 are shown on Appendix VIII.

23.4.1  Promissory notes and bills

The breakdown of the balance under this heading “Promissory notes and bills”, by currency, is as follows:

Promissory Notes and Bills	2010	2009	2008
	Millions of euros

In euros	7,672	11,024	9,593
In other currencies	5,543	18,558	10,392

Total	13,215	29,582	19,985

These promissory notes were issued mainly by BBVA, S.A. and Banco de Financiación, S.A.

23.4.2.  Bonds and debentures issued

The breakdown of the balance under this heading “Bonds and debentures issued”, by financial instrument and currency, is as follows:

Bonds and Debentures Issued	2010	2009	2008
	Millions of euros

In euros -
Non-convertible bonds and debentures at floating interest rates	6,776	8,593	11,577
Non-convertible bonds and debentures at fixed interest rates	7,493	5,932	4,736
Covered bonds	37,170	34,708	38,481
Hybrid financial instruments	373	389	—
Securitization bonds realized by the Group	8,047	8,407	13,783
Accrued interest and others(*)	2,952	2,731	2,668
In foreign currency -
Non-convertible bonds and debentures at floating interest rates	3,767	4,808	8,980
Non-convertible bonds and debentures at fixed interest rates	2,681	2,089	1,601
Covered bonds	772	731	1,005
Hybrid financial instruments	1,119	1,342	—
Other securities associated to financial activities	—	—	15
Securitization bonds realized by the Group	799	605	1,165

Accrued interest and others(*)	15	22	161

Total	71,964	70,357	84,172

(*)	Hedging operations and issuance costs.

The following table shows the weighted average interest rates of fixed and floating rate bonds and debentures issued in euros and foreign currencies in 2010, 2009 and 2008:

	2010		2009		2008
		Foreign		Foreign		Foreign
Interests Rates of Promissory Notes and Bills Issued	Euros	Currency	Euros	Currency	Euros	Currency

Fixed rate	3.75%	5.31%	3.86%	5.00%	3.86%	4.79%
Floating rate	1.30%	3.00%	0.90%	2.56%	4.41%	4.97%

Most of the foreign-currency issuances are denominated in U.S. dollars.

23.4.3.  Subordinated liabilities

The breakdown of the heading “Subordinated liabilities” of the accompanying consolidated balance sheets, by type of financial instruments, was as follows:

Subordinated Liabilities	2010	2009	2008
	Millions of euros

Subordinated debt	11,569	12,117	10,785
Preferred securities	5,202	5,188	5,464

Subtotal	16,771	17,305	16,249

Accrued interest until expiration	649	573	738

Total	17,420	17,878	16,987

23.4.3.1.  Subordinated debt

These issuances are non-convertible subordinated debt and, accordingly, for debt seniority purposes, they rank behind ordinary debt.

The breakdown of this heading in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate, is disclosed in Appendix VIII.

The item “Subordinated Liabilities” in the accompanying consolidated balance sheets includes the issue of convertible subordinated obligations at a value of €2,000 million issued by BBVA in September 2009. These obligations have a 5% annual coupon, payable quarterly, and can be converted into Bank shares after the first year, at the Bank’s discretion, at each of the coupon payment dates, and by obligation on the date of their final maturity date, October 15, 2014. These obligations have been recognized as financial liabilities given that the number of Bank shares to be delivered is variable. The number of said shares will be that value at the date of conversion (determined based on the quoted value of the five sessions preceding the conversion) is equal to the nominal value of the obligations.

23.4.3.2.  Preferred securities

The breakdown by issuer of this heading in the accompanying consolidated balance sheets is as follows:

Preferred Securities by Issuer	2010	2009	2008
	Millions of euros

BBVA International, Ltd.(1)	500	500	500
BBVA Capital Finance, S.A.U.(1)	2,975	2,975	2,975
Banco Provincial, S.A	37	67	70
BBVA International Preferred, S.A.U.(2)	1,671	1,628	1,901
Phoenix Loan Holdings, Inc.	19	18	18

Total	5,202	5,188	5,464

(1)	Traded on the Spanish AIAF market,

(2)	Traded on the London Stock Exchange and New York Stock Exchanges,

These issues were fully subscribed by third parties outside the Group and are wholly or partially redeemable at the issuer company’s option after five or ten years from the issue date, depending on the terms of each issue.

Of the above, the issuances of BBVA International, Ltd., BBVA Capital Finance, S.A.U. and BBVA International Preferred, S.A.U., are subordinately guaranteed by the Bank.

In 2009, there was a partial exchange of three issues of preferred securities of the company BBVA International Preferred, S.A.U. for two new preferred securities in the same company. As a result of said exchange, two issues in euros at €801 million and another in pounds sterling at 369 million pounds, which were substituted with one issue in euros at €645 million and another in pounds sterling at 251 million pounds. The debt instruments issued have substantially different conditions than those amortized in terms of their current value. Therefore, the Group recognized gains of €228 million in the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statements for 2009 (see Note 44).

The breakdown of the issues of preferred securities in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate of the issues, is disclosed in Appendix VIII.

23.5.  Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Other Financial Liabilities	2010	2009	2008
	Millions of euros

Creditors for other financial liabilities	2,295	1,776	3,191
Collection accounts	2,068	2,049	2,077
Creditors for other payment obligations	1,829	1,799	1,526
Dividend payable but pending payment	404	—	626

Total	6,596	5,624	7,420

As of December 31, 2010 and 2008, the “Dividend payable but pending payment” from the table above corresponds to the third interim dividend against the 2010 and 2008 results, paid in January of the following years, (see Note 4). As of December 31, 2009, said heading did not include the third interim dividend, as it was paid in December 2009.

24.	LIABILITIES UNDER INSURANCE CONTRACTS

The breakdown of the balance of this item in the accompanying consolidated balance sheets was as follows:

Liabilities under Insurance Contracts
Technical Reserve and Provisions	2010	2009	2008
	Millions of euros

Mathematical reserves	6,766	5,994	5,503
Provision for unpaid claims reported	759	712	640
Provisions for unexpired risks and other provisions	509	480	428

Total	8,034	7,186	6,571

25.	PROVISIONS

The details of the balance of this heading in the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008 are as follows:

Provisions. Breakdown by Concepts	2010	2009	2008
	Millions of euros

Provisions for pensions and similar obligations	5,980	6,246	6,359
Provisions for taxes and other legal contingencies	304	299	263
Provisions for contingent exposures and commitments	264	243	421
Other provisions	1,774	1,771	1,635

Total	8,322	8,559	8,678

The changes in 2010, 2009 and 2008 in the balances of this heading in the accompanying consolidated balance sheets are as follows:

Provisions for Pensions and Similar Obligations.
Changes Over the Period	Notes	2010	2009	2008
		Millions of euros

Balance at the beginning		6,246	6,359	5,967
Add -
Charge to income for the year		607	747	1,229
Interest expenses and similar charges	39.2	259	274	254
Personnel expenses	46.1	37	44	56
Provision expenses		311	429	919
Charges to reserves(*)	26.2	63	146	63
Transfers and other changes		16	111	65
Less -
Payments		(815)	(980)	(828)
Amount used and other changes		(137)	(137)	(137)

Balance at the end		5,980	6,246	6,359

(*)	Correspond to actuarial losses (gains) arising from certain defined-benefit post-employment commitments recognized in “Reserves” in the consolidated balance sheets (see Note 2.2.3.).

Provisions for Contingent Exposures and Commitments.
Changes Over the Period	2010	2009	2008
	Millions of euros

Balance at beginning	243	421	546
Add -
Charge to income for the year	62	110	97
Transfers and other changes	5	—	—
Less -
Available funds	(40)	(280)	(216)
Amount used and other variations	(6)	(8)	(6)

Balance at the end	264	243	421

Provisions for Taxes, Legal Contingents and Other Provisions
Changes Over the Period	2010	2009	2008
	Millions of euros

Balance at beginning	2,070	1,898	1,829
Add -
Charge to income for the year	145	152	705
Acquisition of subsidiaries	—	—	—
Transfers and other changes	41	360	254
Less -
Available funds	(90)	(103)	(245)
Amount used and other variations	(88)	(237)	(645)
Disposal of subsidiaries	—	—	—

Balance at the end	2,078	2,070	1,898

26.	PENSIONS AND OTHER COMMITMENTS

As described in Note 2.2.12, the Group has assumed both defined-benefit and defined-contribution post-employment commitments with its employees; the proportion of defined-contribution plans is gradually increasing, mainly due to new hires.

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

The amounts registered under this item in the accompanying consolidated income statements for contributions to these plans in 2010, 2009 and 2008 were €84, €68 and €71 million, respectively (see Note 46.1).

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

The breakdown of the BBVA Group’s aggregate amounts for pension commitments in defined-benefit plans and other post-employment commitments (such as early retirement and welfare benefits) registered under the heading “Provisions — Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets for the last five years, are as follows.

Commitments and Plan Assets in Defined-Benefit Plans
and Other Post-Employment Commitments	2010	2009	2008	2007	2006
	Millions of euros

Pension and post-employment benefits	8,082	7,996	7,987	7,816	8,173
Assets and insurance contracts coverage	2,102	1,750	1,628	1,883	1,816
Net assets	—	—	—	(34)	—
Net liabilities(*)	5,980	6,246	6,359	5,967	6,357

(*)	Registered under the heading “Provisions — Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets

The breakdown of the pension commitments in defined-benefit plans and other post-employment commitments as of December 31, 2010, 2009 and 2008, as well as the corresponding insurance contracts or coverage, distinguishing between employees in Spain and the rest of the BBVA, S.A. companies and branches abroad, is as follows.

Pensions and Early-Retirement
Commitments and Welfare	Commitments in Spain			Commitments Abroad			Total BBVA Group
Benefits: Spain and Abroad	2010	2009	2008	2010	2009	2008	2010	2009	2008
	Millions of euros

Post-employment benefits
Pension commitments	2,857	2,946	3,060	1,122	998	904	3,979	3,944	3,964
Early retirements	3,106	3,309	3,437	—	—	—	3,106	3,309	3,437
Post-employment welfare benefits	220	222	221	777	521	365	997	743	586
Total post-employment benefits(1)	6,183	6,477	6,718	1,899	1,519	1,269	8,082	7,996	7,987

Insurance contracts coverage
Pension commitments	430	455	436	—	—	—	430	455	436
Other plan assets
Pension commitments	—	—	—	1,052	953	891	1,052	953	891
Post-employment welfare benefits	—	—	—	620	342	301	620	342	301
Total plan assets and insurance contracts coverage(2)	430	455	436	1,672	1,295	1,192	2,102	1,750	1,628

Total net commitments(1) — (2)	5,753	6,022	6,282	227	224	77	5,980	6,246	6,359

of which:
Net assets	—	—	—	—	—	—	—	—	—
Net liabilities(*)	5,753	6,022	6,282	227	224	77	5,980	6,246	6,359

(*)	Registered under the heading “Provisions — Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets

Additionally, there are other commitments to employees, including long-service awards which are recognized under the heading “Other provisions” in the accompanying consolidated balance sheets (see Note 25). These amounted to €39 million, €39 million and €36 million as of December 31, 2010, 2009 and 2008, respectively, of which €11 million, €13 million and €11 million correspond to Spanish companies and €28 million, €26 million and €25 million correspond to companies and branches abroad.

The balance of the heading “Provisions — Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets as of December 31, 2010 included €209.3 million, for commitments for post-employment benefits maintained with previous members of the Board of Directors and the Bank’s Management Committee. No charges for those concepts were recognized in the consolidate income statements in 2010.

The aggregated total of the changes in all the net commitments from companies in Spain and abroad in 2010, 2009 and 2008 were as follows:

Net Commitments Spain and Abroad:	Commitments in Spain			Commitments Abroad			Total BBVA Group
Summary of Changes in the Period	2010	2009	2008	2010	2009	2008	2010	2009	2008
	Millions of euros

Balance at the Beginning	6,022	6,282	5,832	224	76	100	6,246	6,358	5,932
Interest costs	244	259	244	131	105	116	375	364	360
Expected return on plan assets	—	—	—	(116)	(90)	(106)	(116)	(90)	(106)
Current service cost	6	20	16	37	26	43	43	46	59
Cost for early retirements	296	430	1,004	9	—	—	305	430	1,004
Past service cost or changes in the plan	—	36	8	9	7	1	9	43	9
Benefits paid in the period	(815)	(980)	(828)	—	—	—	(815)	(980)	(828)
Acquisitions and divestitures	—	—	—	—	—	—	—	—	—
Effect of curtailments and settlements	—	—	—	—	6	(88)	—	6	(88)
Contributions in the period	—	—	—	(137)	(55)	(50)	(137)	(55)	(50)
Actuarial gains and losses	(4)	3	4	72	146	59	68	149	63
Exchage differences	—	—	—	26	2	1	26	2	1
Other changes	4	(28)	2	(29)	1	—	(25)	(27)	2

Balance at the End	5,753	6,022	6,282	227	224	76	5,980	6,246	6,358

The net charges registered in the accompanying consolidated income statement and under the heading “Reserves” of the accompanying consolidated balance sheets (see Note 2.2.11) of the BBVA Group for the commitments in post-employment benefits in entities in Spain and abroad, are as follows:

Total Post-employments Benefits BBVA Group:
Income Statements and Equity Effects.	Notes	2010	2009	2008
	Millions of euros

Interest and similar expenses	39.1	259	274	254
Interest costs		375	364	360
Expected return on plan assets		(116)	(90)	(106)
Personnel expenses		127	132	143
Defined-contribution plan expense	46.1	84	68	71
Defined-benefit plan expense	46.1	37	44	56
Other personnel expenses — Welfare benefits		6	20	16
Provision — Pension funds and similar obligations	48	405	552	985
Pension funds	25	9	(5)	(83)
Early retirements	25	301	431	1,003
Other provisions		95	126	65
Total Effects in Income Statements: Debit (Credit)		791	958	1,382
Total Effects in Equity: Debit (Credit) to Reserves(*)		64	149	62

(*)	Correspond to actuarial losses (gains) arising from pension commitments and welfare benefits recognized in “Reserves”. For Early reitirements are recognized in the Income Statements (see Note 2.2.3.).

26.2.1  Commitments in Spain

The most significant actuarial assumptions used as of December 31, 2010, 2009 and 2008, to quantify these commitments are as follows:

Actuarial Assumptions
Commitments with Employees in Spain	2010	2009	2008

Mortality tables	PERM/F 2000P.	PERM/F 2000P.	PERM/F 2000P.
Discount rate (cumulative annual)	4.5%/AA Corporate Bond Yield Curve	4.5%/AA Corporate Bond Yield Curve	4.5%/AA Corporate Bond Yield Curve
Consumer price index (cumulative annual)	2%	2%	2%
Salary growth rate (cumulative annual)	At least 3% (depending on employee)	At least 3% (depending on employee)	At least 3% (depending on employee)
Retirement age
	First date at which the employees are entitled to retire or contractually
	agreed at the individual level in the case of early retirements

The breakdown of the various commitments to employees in Spain is as follows:

• Pension commitments in Spain

The breakdown of pension commitments in defined-benefit plans as of December 31, 2010, 2009 and 2008 is as follows:

Pension Commitments Spain	2010	2009	2008
	Millions of euros

Pension commitments to retired employees	2,765	2,847	2,852
Vested contingencies in respect of current employees	92	99	208

Total(*)	2,857	2,946	3,060

(*)	Recognized under the heading “Provisions-Provisions for pension and similar obligations” in the accompanyng consolidated balance sheets

Insurance contracts have been contracted with insurance companies not related to the group to cover some pension commitments in Spain. These commitments are covered by assets and therefore are presented in the accompanying consolidated balance sheets for the net amount of the commitment less plan assets. As of December 31, 2010, 2009 and 2008, the plan assets related to the aforementioned insurance contracts (shown under the heading “Insurance contract cover”) equaled the amount of the commitments covered, therefore its net value was zero in the accompanying consolidated balance sheets.

The rest of commitments included in the previous table include defined-benefit commitments for which insurance has been contracted with BBVA Seguros, S.A. de Seguros y Reaseguros, which is 99.95% owned by the Group. The assets in which the insurance company has invested the amount of the policies cannot be considered plan assets under IAS 19 and are presented in the accompanying consolidated balance sheets under different headings of “assets”, depending on the classification of their corresponding financial instruments. The commitments are recognized under the heading “Provisions — Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets (see Note 25).

• Early retirements in Spain

In 2010 the Group offered certain employees the possibility of taking early retirement before the age stipulated in the collective labor agreement in force. This offer was accepted by 683 employees (857 and 2.044 in 2009 and 2008, respectively).

The early retirements commitments in Spain as of December 31, 2010, 2009 and 2008 are recognized under the heading “Provisions — Provisions for pensions and similar obligations” (see Note 25) in the accompanying consolidated balance sheets amounted to €3,106 million, €3,309 million and €3,437 million, respectively.

The cost of early retirements for the year was recognized under the heading “Provision Expense (Net) — Transfers to funds for pensions and similar obligations — Early retirements” in the accompanying consolidated income statements (see Note 48).

• Other long-term commitments with employees in Spain

The long-term commitments with employees include post-employment welfare benefits and other commitments with employees.

• Post-employment welfare benefits in Spain

The details of these commitments as of December 31, 2010, 2009 and 2008 are as follows:

Post-Employment Welfare Benefits Commitments in Spain	2010	2009	2008
	Millions of euros

Post-employment welfare benefit commitments to retired employees	180	183	181
Vested post-employment welfare benefit contingencies in respect of current employees	40	39	40

Total Commitments(*)	220	222	221

(*)	Recognized under the heading “Provisions-Provisions for pension and similar obligations” in the accompanyng consolidated balance sheets

•	Other commitments with employees — Long-service awards

In addition to the post-employment welfare benefits mentioned above, the Group maintained certain commitments in Spain with some employees, called “Long-service awards”. These commitments were for payment of a certain amount in cash and for the allotment of Banco Bilbao Vizcaya Argentaria S.A. shares, when these employees complete a given number of years of effective service. The Group has offered these employees the option to redeem the accrued value of such share benefits prior to the established date of seniority. The value of the long-service awards as of December 31, 2010 for employees who did not choose early settlement is recognized under the heading “Provisions — Other provisions” (Note 25) of the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008 with the amount of €11 million, €13 million and €12 million, respectively.

Breakdown of changes in commitments with employees in Spain

The changes in the net commitments with employees in Spain in 2010, 2009 and 2008 were as follows:

Net Commitments in Spain :		Early	Welfare	Total
Changes in the Year 2010	Pensions	Retirements	Benefits	Spain
	Millions of euros

Balance at the Beginning	2,491	3,309	222	6,022
Interest costs	107	127	10	244
Expected return on plan assets	—	—	—	—
Current service cost	4	—	2	6
Cost for early retirements	—	296	—	296
Past service cost or changes in the plan	—	—	—	—
Benefits paid in the period	(170)	(627)	(18)	(815)
Acquisitions and divestitures	—	—	—	—
Effect of curtailments and settlements	—	—	—	—
Contributions in the period	—	—	—	—
Actuarial gains and losses	(9)	6	(1)	(4)
Exchage differences	—	—	—	—
Other changes	4	(5)	5	4

Balance at the End	2,427	3,106	220	5,753

Net Commitments in Spain :		Early	Welfare	Total
Changes in the Year 2009	Pensions	Retirements	Benefits	Spain
	Millions of euros

Balance at the Beginning	2,624	3,437	221	6,282
Interest costs	114	135	10	259
Expected return on plan assets	—	—	—	—
Current service cost	18	—	2	20
Cost for early retirements	—	430	—	430
Past service cost or changes in the plan	31	—	5	36
Benefits paid in the period	(249)	(712)	(19)	(980)
Effect of curtailments and settlements	—	—	—	—
Contributions in the period	—	—	—	—
Actuarial gains and losses	2	4	(3)	3
Other changes	(49)	15	6	(28)

Balance at the End	2,491	3,309	222	6,022

Net Commitments in Spain :		Early	Welfare	Total
Changes in the Year 2008	Pensions	Retirements	Benefits	Spain
	Millions of euros

Balance at the Beginning	2,648	2,950	234	5,832
Interest costs	116	117	11	244
Expected return on plan assets	—	—	—	—
Current service cost	14	—	2	16
Cost for early retirements	—	1,004	—	1,004
Past service cost or changes in the plan	8	—	—	8
Benefits paid in the period	(167)	(618)	(43)	(828)
Acquisitions and divestitures	—	—	—	—
Effect of curtailments and settlements	—	—	—	—
Contributions in the period	—	—	—	—
Actuarial gains and losses	5	(2)	1	4
Exchage differences	—	—	—	—
Other changes	—	(14)	16	2

Balance at the End	2,624	3,437	221	6,282

The net charges registered in the accompanying consolidated income statement and under the heading “Reserves” of the accompanying consolidated balance sheets (see Note 2.2.12) of the BBVA Group for commitments to post-employment benefits in Spain are as follows:

Post-employments Benefits in Spain
Income Statements and Equity Effects	2010	2009	2008
	Millions of euros

Interest and similar expenses	244	259	244
Personnel expenses	6	20	16
Provision (net) — Early retirements	301	431	1,003
Total Effects in Income Statements: Debit (Credit)	551	710	1,263

Total Effects in Equity: Debit (Credit) to Reserves(*)	(9)	2	5

26.2.2.  Commitments abroad:

The main post-employment commitments through defined-contribution plans with employees abroad correspond to those in Mexico, Portugal and the United States, which jointly represent 95% of the total commitments with employees abroad as of December 31, 2010, and 22% of the total commitments with employees in the Group as a whole as of December 31, 2010 (94% and 18%, respectively, as of December 31, 2009 and 94% and 15%, respectively, as of December 31, 2008).

As of December 31, 2010, the breakdown by country of the various commitments with employees of the BBVA Group abroad was as follows:

Post-Employment	Commitments			Plan Assets			Net Commitments
Commitments Abroad	2010	2009	2008	2010	2009	2008	2010	2009	2008
	Millions of euros

Pension Commitments
Mexico	508	398	387	519	424	436	(11)	(26)	(49)
Portugal	288	321	283	290	320	283	(2)	1	—
The United States	236	195	168	191	163	135	45	32	33
Rest of countries	90	84	66	52	46	37	38	38	29

Subtotal	1,122	998	904	1,052	953	891	70	45	13

Post-Employment Welfare Benefits
Mexico	766	511	360	620	342	301	146	169	59
Portugal	—	—	—	—	—	—	—	—	—
The United States	—	—	—	—	—	—	—	—	—
Rest of countries	11	10	4	—	—	—	11	10	4

Subtotal	777	521	364	620	342	301	157	179	63

Total	1,899	1,519	1,268	1,672	1,295	1,192	227	224	76

The changes in the net post-employment commitments with employees abroad in 2010 were as follows:

Net Commitments Abroad:			United	Rest of	Total
Changes in the Year 2010	Mexico	Portugal	States	Countries	Abroad
	Millions of euros

Balance at the Beginning	143	1	32	48	224
Interest cost	94	17	12	8	131
Expected return on plan assets	(87)	(13)	(13)	(3)	(116)
Current service cost	26	5	5	2	37
Cost for early retirements	—	9	—	—	9
Past service cost or changes in the plan	8	—	—	1	9
Benefits paid in the period	—	—	—	—	(0)
Acquisitions and divestitures	—	—	—	—	—
Effect of curtailments and settlements	—	—	—	—	—
Contributions in the period	(114)	(17)	(2)	(3)	(137)
Actuarial gains and losses	45	19	9	(1)	72
Exchage differences	20	—	2	4	26
Other changes	(1)	(22)	1	(7)	(29)

Balance at the End	135	(2)	45	49	227

Net Commitments Abroad:			United	Rest of	Total
Changes in the Year 2009	Mexico	Portugal	States	Countries	Abroad
	Millions of euros

Balance at the Beginning	10	—	33	33	76
Interest cost	72	16	11	6	105
Expected return on plan assets	(65)	(13)	(10)	(2)	(90)
Current service cost	15	4	4	3	26
Cost for early retirements	—	—	—	—	—
Past service cost or changes in the plan	1	—	—	6	7
Benefits paid in the period	—	—	—	—	—
Acquisitions and divestitures	—	—	—	—	—
Effect of curtailments and settlements	(5)	10	—	1	6
Contributions in the period	(12)	(29)	(12)	(2)	(55)
Actuarial gains and losses	127	13	7	(1)	146
Exchage differences	—	—	(1)	3	2
Other changes	—	—	—	1	1

Balance at the End	143	1	32	48	224

Net Commitments Abroad:			United	Rest of	Total
Changes in the Year 2008	Mexico	Portugal	States	Countries	Abroad
	Millions of euros

Balance at the Beginning	74	3	(6)	29	100
Interest cost	84	15	9	8	116
Expected return on plan assets	(78)	(13)	(12)	(3)	(106)
Current service cost	29	4	5	5	43
Cost for early retirements	—	—	—	—	—
Past service cost or changes in the plan	—	—	1	—	1
Benefits paid in the period	—	—	—	—	—
Acquisitions and divestitures	—	—	—	—	—
Effect of curtailments and settlements	(83)	—	(2)	(3)	(88)
Contributions in the period	(31)	(10)	(3)	(6)	(50)
Actuarial gains and losses	15	1	41	2	59
Exchage differences	—	—	—	1	1
Other changes	—	—	—	—	—

Balance at the End	10	—	33	33	76

In the tables above, “Benefits paid in the period” are presented net, as the difference between the commitments and plan assets for the same amount. These payments corresponding to 2010, amounted to €36 million for pensions in Mexico, €18 million for welfare benefits in Mexico, €16 million for pensions in Portugal and €8 million for pensions in the United States.

The net charges registered in the accompanying consolidated income statement and under the heading “Reserves” of the accompanying consolidated balance sheets (see Note 2.2.12) of the BBVA Group for commitments to post-employment benefits abroad are as follows:

Commitments with employees Abroad:
Income Statements and Equity Effects.	2010	2009	2008
	Millions of euros

Interest and similar expenses	15	15	10
Personnel expenses	37	24	40
Provisions (net)	9	(5)	(83)
Total Effects in Income Statements: Debit (Credit)	61	34	(33)

Total Effects in Equity: Debit (Credit) to Reserves(*)	73	147	57

• Commitments with employees in Mexico:

In Mexico, the main actuarial assumptions used in quantifying the commitments with employees as of December 31, 2010, 2009 and 2008, were as follows:

Post-Employment Actuarial Assumptions in Mexico	2010	2009	2008

Mortality tables	EMSSA 97	EMSSA 97	EMSSA 97
Discount rate (cumulative annual)	8.75%	9.25%	10.25%
Consumer price index (cumulative annual)	3.75%	3.75%	3.75%
Medical cost trend rate	6.75%	6.75%	6.75%
Expected rate of return on plan assets	9.00%	9.40%	9.75%

• Pension commitments in Mexico

The changes of these commitments and plan assets in 2010, for all Group’s companies in Mexico, were as follows:

Pension Commitments and Plan Assets	Commitments			Plan Assets			Net Commitments
in Mexico: Changes in the period	2010	2009	2008	2010	2009	2008	2010	2009	2008
	Millions of euros

Balance at the Beginning	398	387	584	424	436	572	(26)	(49)	12
Interest cost	40	35	49	—	—	—	40	35	49
Expected return on plan assets	—	—	—	42	37	48	(42)	(37)	(48)
Current service cost	7	4	15	—	—	—	7	4	15
Past service cost or changes in the plan	8	1	—	—	—	—	8	1	—
Benefits paid in the period	(36)	(31)	(31)	(36)	(31)	(31)	(0)	—	—
Effect of curtailments and settlements	—	(1)	(66)	—	—	—	—	(1)	(66)
Contributions in the period	—	—	—	45	3	8	(45)	(3)	(8)
Actuarial gains and losses	33	30	(47)	66	6	(37)	(33)	24	(10)
Exchage differences	57	6	(88)	61	6	(95)	(4)	—	7
Other changes	—	(33)	(29)	(83)	(33)	(29)	83	—	—

Balance at the End	508	398	387	519	424	436	(11)	(26)	(49)

The plan assets related to these commitments are to be used directly to settle the vested obligations and meet the following conditions: They are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. In 2010, the return on plan assets amounts to €108 million.

As of December 31, 2010 the plan assets for these commitments were all in debt securities.

The vested obligations related to these commitments are presented in the accompanying consolidated balance sheets net of the plan assets for these commitments recognized under the heading “Provisions — Provisions for pensions and similar obligations” (see Note 25).

On December 2008, a new defined-contribution plan was put in place in Mexico on a voluntary basis; it substitutes the current defined-benefit plan commitments. Approximately 70% of the workforce opted to sign up for the new plan, triggering a decrease in the pension obligations included in the changes in commitments in 2009.

• Post-employment welfare benefits in Mexico

The changes in these commitments and plan assets in 2010 for all Groups’ companies in Mexico were as follows:

Welfare Benefits Commitments and
Plan Assets in Mexico: Changes in the	Commitments			Plan Assets			Net Commitments
period	2010	2009	2008	2010	2009	2008	2010	2009	2008
	Millions of euros

Balance at the Beginning	511	360	416	342	301	354	169	59	62
Interest costs	54	37	35	—	—	—	54	37	35
Expected return on plan assets	—	—	—	45	28	30	(45)	(28)	(30)
Current service cost	19	11	14	—	—	—	19	11	14
Past service cost or changes in the plan	—	—	—	—	—	—	—	—	—
Benefits paid in the period	(18)	(18)	(19)	(18)	(18)	(19)	—	—	—
Effect of curtailments and settlements	—	(4)	(17)	—	—	—	—	(4)	(17)
Contributions in the period	—	—	—	69	9	23	(69)	(9)	(23)
Actuarial gains and losses	127	119	2	49	16	(23)	78	103	25
Exchage differences	73	6	(71)	49	6	(64)	24	—	(7)
Other changes	—	—	—	84	—	—	(84)	—	—

Balance at the End	766	511	360	620	342	301	146	169	59

The plan assets related to these commitments are to be used directly to settle the vested obligations and meet the following conditions: They are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. In 2010, the return on plan assets for the post-employment welfare benefits commitments amounts to €94 million.

The plan assets for these commitments are all in debt securities.

The vested obligations related to these commitments are presented in the accompanying consolidated balance sheets net of the plan assets for these commitments recognized under the heading “Provisions — Provisions for pensions and similar obligations” (see Note 25).

The sensitivity analysis to changes in medical cost trend rates costs for 2010 is as follows:

	1%	1%
Welfare Benefits in Mexico. Sensitivity Analysis	Increase	Decrease
	Millions of euros

Increase/Decrease in current service cost and interest cost	21	(16)
Increase/Decrease in commitments	155	(121)

• Pension Commitments in Portugal:

In Portugal, the main actuarial assumptions used in quantifying the commitments with employees as of December 31, 2010, 2009 and 2008, were as follows:

Post-Employment Actuarial Assumptions in Portugal	2010	2010	2009

Mortality tables	TV88/90	TV88/90	TV88/90
Discount rate (cumulative annual)	5.35%	5.35%	5.90%
Consumer price index (cumulative annual)	1.75%	2.00%	2.00%
Salary growth rate (cumulative annual)	2.75%	3.00%	3.00%
Expected rate of return on plan assets	4.40%	4.50%	4.60%

The changes to these commitments and plan assets in 2010, for all the Group’s companies in Portugal, were as follows:

Pensions Net Commitments in
Portugal:	Commitments			Plan Assets			Net Commitments
Changes in the period	2010	2009	2008	2010	2009	2008	2010	2009	2008
	Millions of euros

Balance at the Beginning	321	283	295	320	283	292	1	—	3
Interest cost	17	16	15	—	—	—	17	16	15
Expected return on plan assets	—	—	—	13	13	13	(13)	(13)	(13)
Current service cost	5	4	4	—	—	—	5	4	4
Cost for early retirements	9	—	—	—	—	—	9	—	—
Past service cost or changes in the plan	—	—	—	—	—	—	—	—	—
Benefits paid in the period	(16)	(16)	(15)	(16)	(16)	(15)	—	—	—
Effect of curtailments and settlements	—	10	—	—	—	—	—	10	—
Contributions in the period	—	—	—	17	29	10	(17)	(29)	(10)
Actuarial gains and losses	(25)	24	(16)	(44)	11	(17)	19	13	1
Exchage differences	—	—	—	—	—	—	—	—	—
Other changes	(22)	—	—	—	—	—	(22)	—	—

Balance at the End	288	321	283	290	320	283	(2)	1	—

The plan assets related to these commitments are to be used directly to settle the vested obligations and meet the following conditions: They are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. In 2010 the return on plan assets related to these pension commitments reached -31 million euros.

The vested obligations related to these commitments are presented in the accompanying consolidated balance sheets net of the plan assets for these commitments recognized under the heading “Provisions — Provisions for pensions and similar obligations” (see Note 25).

The distribution of the main categories of plan assets related to these commitments as of 31 December, 2010, 2009 and 2008 for all Group’s companies in Portugal was as follows:

	Percentage
Plan Assets Categories in Portugal	2010	2009	2008

Equity instruments	—	—	8.7
Debt securities	91.5	93.2	85.3
Property, Land and Buildings	0.5	—	0.5
Cash	8.0	5.2	3.6
Other investments	—	1.6	1.9

• Pension commitments in the United States:

In the United States, the main actuarial assumptions used in quantifying the commitments with employees as of December 31, 2010, 2009 and 2008, were as follows:

Post-Employment Actuarial
Assumptions in the United States	2010	2009	2008

Mortality tables	RP 2000 Projected	RP 2000 Projected	RP 2000 Projected
Discount rate (cumulative annual)	5.44%	5.93%	6.92%
Consumer price index (cumulative annual)	2.50%	2.50%	2.50%
Salary growth rate (cumulative annual)	3.50%	3.50%	4.00%
Expected rate of return on plan assets	7.50%	7.50%	7.50%

The changes of these commitments and plan assets in 2010, for all Group’s companies in United States, were as follows:

Pensions Net Commitments in the
United States	Commitments			Plan Assets			Net Commitments
Changes in the Period	2010	2009	2008	2010	2009	2008	2010	2009	2008
	Millions of euros

Balance at the Beginning	195	168	162	163	135	168	32	33	(6)
Interest cost	12	11	9	—	—	—	12	11	9
Expected return on plan assets	—	—	—	13	10	12	(13)	(10)	(12)
Current service cost	5	4	5	—	—	—	5	4	5
Past service cost or changes in the plan	—	—	1	—	—	—	—	—	1
Benefits paid in the period	(7)	(6)	(7)	(7)	(6)	(7)	—	—	—
Effect of curtailments and settlements	—	—	(2)	—	—	—	—	—	(2)
Contributions in the period	—	—	—	2	12	3	(2)	(12)	(3)
Actuarial gains and losses	16	24	(9)	7	17	(50)	9	7	41
Exchage differences	14	(6)	9	12	(5)	9	2	(1)	—
Other changes	1	—	—	—	—	—	1	—	—

Balance at the End	236	195	168	191	163	135	45	32	33

The plan assets related to these commitments are to be used directly to settle the vested obligations and meet the following conditions: They are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. In 2010 the return on plan assets related to these pension commitments reached €20 million.

The vested obligations related to these commitments are presented in the accompanying consolidated balance sheets net of the plan assets for these commitments recognized under the heading “Provisions — Provisions for pensions and similar obligations” (see Note 25).

The distribution of the main category of plan assets related to these commitments as of 31 December, 2010, 2009 and 2008 for all the companies in the United States was as follows:

Plan Assets Categories for
Pension Commitments in the United	Percentage
States	2010	2009	2008

Equity instruments	62.4	63.6	52.7
Debt securities	35.7	35.1	46.0
Property, Land and Buildings	—	—	—
Cash	1.9	1.3	1.3
Other investments	—	—	—

26.2.3	Estimated future payments for commitments with employees in the BBVA Group

The estimated benefit payments in millions of euros over the next 10 years for all the companies in Spain, Mexico, Portugal and the United States are as follows:

Expected Future Benefits for
Post-Employment Commitments	2011	2012	2013	2014	2015	2016-2020
	Millions of euros

Pensions Spain	791	734	688	637	580	1,939
Early retirement Spain	596	541	497	448	392	1,043
Pension Mexico	60	59	61	65	70	441
Pensions Portugal	17	17	17	17	17	84
Pensions The United States	8	9	10	11	12	72

Total	876	819	776	730	679	2,536

27.	COMMON STOCK

The BBVA Board of Directors, at its meeting on November 1, 2010, under the delegation conferred by the AGM held on March 13, 2009, agreed to a BBVA capital increase (including the pre-emptive subscription right for former shareholders) that was completed for a nominal amount of €364,040,190.36, with the issue and release into circulation of 742,939,164 new ordinary shares of the same class and series as the previously existing ones, with a par value of €0.49 each and represented through book-entry accounts. The subscription price of the new shares was €6.75 per share, of which forty-nine euro cents (€0.49) corresponded to the par value and six euros and twenty-six cents (€6.26) corresponded to the share premium (Note 28), therefore, the total effective amount of the common stock increase was €5,014,839,357.

After the aforementioned capital increase, BBVA’s share capital, as of December 31, 2010 amounted to €2,200,545,059.65, divided into 4,490,908,285 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts.

All BBVA shares carry the same voting and dividend rights and no single stockholder enjoys special voting rights. There are no shares that do not represent an interest in the Bank’s common stock.

BBVA shares are traded on the continuous market in Spain, as well as on the London and Mexico stock markets. American Depositary Shares (ADSs) traded on the New York Stock Exchange are also traded on the Lima Stock Exchange (Peru), under an exchange agreement between these two markets.

Also, as of December 31, 2010, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Frances, S.A. and AFP Provida were listed on their respective local stock markets, the last two also being listed on the New York Stock Exchange. BBVA Banco Frances, S.A. is also listed on the Latin American market of the Madrid Stock Exchange.

As of December 31, 2010, Manuel Jove Capellán owned 5.07% of BBVA common stock through the company Inveravante Inversiones Universales, S.L.

Furthermore, as of December 31, 2010, State Street Bank and Trust Co., Chase Nominees Ltd. and The Bank of New York Mellon, S.A. NV, in their capacity as international custodian/depositary banks, held 7.22%, 5.95% and 3.65% of BBVA common stock, respectively. Of said positions held by the custodian banks, there are no individual shareholder with direct or indirect holdings greater than or equal to 3% of the BBVA common stock, except in the case of the Blackrock Inc. company that, on February 4, 2010, reported to the Spanish Securities and Exchange Commission (CNMV) that, as a result of the acquisition on December 1, 2009 of the Barclays Global Investors (BGI) company, now has an indirect holding of BBVA common stock totaling 4.45% through the Blackrock Investment Management company.

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

The AGM held on March 13, 2009, under the fifth point of the Agenda, resolved to confer authority on the Board of Directors, pursuant to article 153.1.b) of the Corporations Act (now Article 297.1b) of the Corporations Act), to resolve to increase the common stock on one or several occasions up to the maximum nominal amount representing 50% of the Company’s common stock that is subscribed and paid up on the date on which the resolution is adopted, i.e., €918,252,434.60. Article 159.2 of the Corporations Act (now Article 506 of the Corporations Act) empowers the Board to exclude the pre-emptive subscription right in relation to these share issues, under the terms and with the limitations of the aforementioned agreement. The directors have five years from the date of the adoption of the agreement by the General Meeting, i.e. March 13, 2009, to perform this common stock increase.

On the signing of this agreement, the Board of Directors agreed on a share capital increase of the Bank with the pre-emptive subscription right, as described above, on November 1, 2010. The Board of Directors, at its meeting on July 27, 2009, agreed to a share capital increase for the amount required to address the conversion of the convertible obligations agreed upon on said date, as described below. This will be carried out through the issue and release into circulation of up to 444,444,445 ordinary shares with a par value of €0.49 each and without prejudice to the adjustments that may arise according to the anti-dilution mechanisms.

At the AGM held on March 14, 2008 the shareholders resolved to delegate to the Board of Directors for a five-year period the right to issue bonds, convertible and/or exchangeable into Bank shares for a maximum total of €9,000 million. The powers include the right to establish the different aspects and conditions of each issue, including the power to exclude pre-emptive subscription right of shareholders in accordance with the Corporations Act (now the Corporations Act), to determine the basis and methods of conversion and to increase capital stock in the amount considered necessary. In virtue of said authorization, the Board of Directors, at its meeting on July 27, 2009, agreed to proceed to the issue of convertible obligations for an amount of €2,000 million with the exclusion of the pre-emptive subscription right (see Note 23.4), as well as the corresponding Bank’s share capital increase needed to address the conversion of said convertible obligations, on the basis of the conferral to the Board of Directors to increase share capital, as adopted by the aforementioned AGM held on March 13, 2009.

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

The amounts under this heading in the accompanying consolidated balance sheets total €17,104, €12,453 and €12,770 million as of 31 December, 2010, 2009 and 2008, respectively.

The change in the amount in 2010 is due to the share premium of the aforementioned capital increase.

The change in the balance in 2009 is the result of a charge of €317 million corresponding to the payment to shareholders on April 20, 2009 as a complement to dividends for 2008, which was approved at the AGM on March 13, 2009.

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

29.	RESERVES

The breakdown of the balance of this heading in the accompanying consolidated balance sheets was as follows:

Reserves. Breakdown by concepts	2010	2009	2008
	Millions of euros

Legal reserve	367	367	367
Restricted reserve for retired capital	88	88	88
Restricted reserve for Parent Company shares	456	470	604
Restricted reserve for redenomination of capital in euros	2	2	2
Revaluation Royal Decree-Law 7/1996	32	48	82
Voluntary reserves	4,168	2,918	1,927
Consolidation reserves attributed to the Bank and dependents consolidated companies	9,247	8,181	6,340

Total	14,360	12,074	9,410

29.1.  LEGAL RESERVE

Under the amended Corporations Act, 10% of any profit made each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of the share capital. This limit of 20% of share capital had already been reached BBVA as of December 31, 2010, once the proposal for applying the 2010 earnings was considered (see Note 4). The legal reserve may also be used to increase the share capital in the part exceeding the 10% of the capital already increased.

Until the legal reserve exceeds 20% of capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

29.2.  RESTRICTED RESERVES

BBVA has recognized a restricted reserve resulting from the reduction of the nominal value of each share in April 2000, and another restricted reserve resulting from the amount of treasury stock held by the Bank at each period-end, as well as by the amount of customer loans outstanding at those dates that were granted for the purchase of, or are secured by, the Bank’s shares.

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

Revaluation and Regularization of the Balance Sheet	2010	2009	2008
	Millions of euros

Legal revaluations and regularizations of tangible assets:
Cost	187	187	187
Less:
Single revaluation tax (3%)	(6)	(6)	(6)
Balance as of December 31, 1999	181	181	181

Rectification as a result of review by the tax authorities in 2000	(5)	(5)	(5)
Transfer to voluntary reserves	(144)	(128)	(94)

Total	32	48	82

Following the review of the balance of the “Revaluation Reserve pursuant to Royal Decree-Law 7/1996”, June 7, account by the tax authorities in 2000, this balance could only be used, free of tax, to offset recognized losses and to increase share capital until January 1, 2007. From that date, the remaining balance of this account can also be allocated to unrestricted reserves, provided that the surplus has been depreciated or the revalued assets have been transferred or derecognized. As of December 31, 2010, 2009 and 2008, the balance of restricted reserves (not yet classified as unrestricted reserves) amounted to €32, €48 million and €82 million, respectively.

29.4.  RESERVES (LOSSES) BY ENTITY

The breakdown, by company or corporate group, of the item “Reserves” in the accompanying consolidated balance sheets is as follows:

Reserves Assigned to the Consolidation Process	2010	2009	2008
	Millions of euros

Accumulated reserves (losses)
BBVA, S.A. (Reserves asigned to the holding company)	4,760	1,676	1,516
Grupo BBVA Bancomer	4,306	4,022	3,489
Grupo Chile	540	419	248
Grupo BBVA Banco Provincial	593	413	198
Grupo BBVA Continental	183	127	95
Grupo BBVA Puerto Rico	5	72	44
Grupo BBVA USA Bancshares	(960)	71	(84)
Grupo BBVA Portugal	(207)	(207)	(220)
Grupo BBVA Colombia	(144)	(209)	(264)
Grupo BBVA Banco Francés	(113)	(139)	(305)
BBVA Seguros, S.A.	1,275	1,052	862
Corporacion General Financiera, S.A.	1,356	1,229	979
BBVA Luxinvest, S.A.	1,231	1,239	1,232
Cidessa Uno, S.L.	1,016	746	298
Anida Grupo Inmobiliario, S.L.	377	401	380
BBVA Suiza, S.A.	249	233	222
Bilbao Vizcaya Holding, S.A.	150	166	150
BBVA Panamá, S.A.	147	118	108
BBVA Ireland Public Limited Company	144	103	103
Almacenes Generales de Deposito, S.A.E.	—	105	97
Compañía de Cartera e Inversiones, S.A.	141	123	121
Anida Desarrollos Singulares, S.L.	(299)	(21)	—
Participaciones Arenal, S.L.	(181)	(181)	(182)
Anida Operaciones Singulares, S.L.	(117)	(1)	—
BBVA Propiedad F.I.I.	(116)	(12)	(11)
Compañía Chilena de Inversiones, S.L.	(87)	(135)	(135)
Finanzia, Banco de Crédito, S.A.	(49)	146	144
Rest	105	211	(288)

Subtotal	14,305	11,766	8,801

Reserves (losses) of entities accounted for using the equity method:
Grupo CITIC	93	31	151
Tubos Reunidos, S.A.	52	51	53
Corp. IBV Participaciones Empresariales, S.A.	4	249	437
Part. Servired, Sdad.Civil	12	24	8
Occidental Hoteles Management, S.L.	(44)	(13)	(3)
Hestenar, S.L.	(15)	(2)	(0)
Rest	(47)	(31)	(37)

Subtotal	55	309	609

Total Reserves	14,360	12,075	9,410

For the purpose of allocating the reserves and accumulated losses at the consolidated companies shown in the above table, the transfers of reserves arising from the dividends paid and transactions between these companies are taken into account in the period in which they took place.

As of December 31, 2010, 2009 and 2008, €2,612 million, €2,140 and 2,217 million, respectively, in the individual financial statements of the subsidiaries were restricted reserves.

30.	TREASURY STOCK

In 2010, 2009 and 2008 the Group companies performed the following transactions with shares issued by the Bank:

	2010		2009		2008
	Number of	Millions of	Number of	Millions of	Number of	Millions of
Treasury Stock	Shares	Euros	Shares	Euros	Shares	Euros

Balance at beginning	16,642,054	224	61,539,883	720	15,836,692	389
+ Purchases	821,828,799	7,828	688,601,601	6,431	1,118,942,855	14,096
− Sales and other changes	(780,423,886)	(7,545)	(733,499,430)	(6,835)	(1,073,239,664)	(13,745)
+/− Derivatives over BBVA shares	—	45	—	(92)	—	(20)

Balance at the end	58,046,967	552	16,642,054	224	61,539,883	720

Of which:
Held by BBVA	2,838,798	83	8,900,623	128	4,091,197	143
Held by Corporación General Financiera, S.A.	55,207,640	469	7,740,902	96	57,436,183	577
Held by other subsidiaries	529		529		12,503
Average purchase price in euros	9.53		9.34		12.60
Average selling price in euros	9.48		8.95		12.52
Net gain or losses on transactions (Shareholder’s funds-Reserves)		(106)		(238)		(172)

The amount under the heading of “Sales and other changes” in the above table in 2009 includes the allocation of treasury stock to the shareholders as an additional remuneration to complement the dividends for 2008 (see Note 28).

The percentages of treasury stock held by the Group in 2010, 2009 and 2008 were as follows:

	2010		2009		2008
Treasury Stock	Min	Max	Min	Max	Min	Max

% treasury stock	0.352%	2.396%	0.020%	2.850%	0.318%	3.935%

The number of shares of BBVA accepted in pledge as of December 31, 2010, 2009 and 2008 was as follows:

Shares of BBVA Accepted in Pledge	2010	2009	2008

Number of shares in pledge	107,180,992	92,503,914	98,228,254
Nominal value	0.49	0.49	0.49
% of share capital	2.39%	2.47%	2.62%

The number of BBVA shares owned by third parties but managed by a company in the Group as of December 31, 2010, 2009 and 2008 was as follows:

Shares of BBVA Owned by Third Parties but
Managed by the Group	2010	2009	2008

Number of shares property of third parties	96,107,765	82,319,422	104,534,298
Nominal value	0.49	0.49	0.49
% of share capital	2.14%	2.20%	2.79%

31.	VALUATION ADJUSTMENTS

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Valuation Adjustments	Notes	2010	2009	2008
	Millions of euros

Available-for-sale financial assets	12.4	333	1,951	931
Cash flow hedging		49	188	207
Hedging of net investments in foreign transactions		(158)	219	247
Exchange differences	2.2.16	(978)	(2,236)	(2,231)
Non-current assets held for sale		—	—	—
Entities accounted for using the equity method		(16)	(184)	(84)
Other valuation adjustments		—	—	—

Total		(770)	(62)	(930)

The balances recognized under these headings are presented net of tax.

32.	NON-CONTROLLING INTEREST

The breakdown by consolidated company of the balance under the heading “Non-controlling interests” of total equity in the accompanying consolidated balance sheets was as follows:

Non-Controlling Interest	2010	2009	2008
	Millions of euros

BBVA Colombia Group	36	30	26
BBVA Chile Group	375	280	194
BBVA Banco Continental Group	501	391	278
BBVA Banco Provincial Group	431	590	413
BBVA Banco Francés Group	161	127	88
Other companies	52	45	50

Total	1,556	1,463	1,049

These amounts are broken down by consolidated company under the heading “Net income attributed to non-controlling interests” in the accompanying consolidated income statements:

Net Income atributed to Non-Controlling Interests	2010	2009	2008
	Millions of euros

BBVA Colombia Group	8	6	5
BBVA Chile Group	89	64	31
BBVA Banco Continental Group	150	126	97
BBVA Banco Provincial Group	98	148	175
BBVA Banco Francés Group	37	33	44
Other companies	7	8	13

Total	389	385	365

33.	CAPITAL BASE AND CAPITAL MANAGEMENT

Capital base

Bank of Spain Circular 3/2008, of 22 May 2008, modified by Circular 9/2010 of 22 December 2010, on the calculation and control of minimum capital base requirements, and subsequent amendments, regulates the minimum capital base requirements for Spanish credit institutions — both as individual entities and as consolidated groups— and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

Circular 3/2008 and subsequent amendments implement Spanish legislation on capital base and consolidated supervision of financial institutions, as well as adapting Spanish law to the relevant European Union Directives, in compliance with the Accord by the Basel Committee on Banking Supervision (Basel II).

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

As of December 31, 2010, 2009 and 2008, the Group’s capital exceeded the minimum capital base level required by regulations in force on each date as shown below:

Capital Base	2010(*)	2009	2008
	Millions of euros

Basic equity	34,352	27,114	22,107
Common Stock	2,201	1,837	1,837
Parent company reserves	28,738	20,892	21,394
Reserves in consolidated companies	1,720	1,600	(626)
Non-controlling interests	1,325	1,245	928
Other equity instruments	7,175	7,130	5,391
Deductions (Goodwill and others)	(10,331)	(8,177)	(9,998)
Attributed net income (less dividends)	3,526	2,587	3,181
Additional equity	7,472	12,116	12,543
Other deductions	(4,477)	(2,133)	(957)
Additional equity due to mixed group(**)	1,291	1,305	1,129
Total Equity	38,639	38,402	34,822

Minimum equity required	25,066	23,282	24,124

(*)	Provisional data.

(**)	Mainly insurance companies in the Group.

The results of the stress tests of European financial institutions, published on July 23, 2010, suggested that the BBVA Group will maintain its current solvency levels in 2011, even in the most adverse scenario that incorporates the additional impact of a possible sovereign risk crisis.

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

This capital management is carried out in accordance with the criteria of the Bank of Spain Circular 3/2008 and subsequent amendments both in terms of determining the capital base and the solvency ratios. This regulation allows each entity to apply its own internal ratings based (IRB) approach to risk and capital management.

The Group carries out an integrated management of these risks, in accordance with its internal policies (see Note 7) and its internal capital estimation model has received the Bank of Spain’s approval for certain portfolios.

Capital is allocated to each business area (see Note 6) according to economic risk capital (ERC) criteria, which are based on the concept of unexpected loss with a specific confidence level, as a function of a solvency target determined by the Group. This target is established at two levels: Core equity: which determines the allocated capital and serves as a reference to calculate the return generated on equity (ROE) by each business; and total capital, which determines the additional allocation in terms of subordinate debt and preferred securities.

Because of its sensitivity to risk, ERC is an element linked to policies for managing the actual businesses. The procedure provides a harmonized basis for assigning capital to businesses according to the risks incurred and makes it easier to compare returns. The calculation of the CaR combines credit risk, market risk, structural risk associated with the balance sheet equity positions, operational risk, fixed assets risks and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel II Capital Accord, with economic criteria prevailing over regulatory ones.

34.	FINANCIAL GUARANTEES AND DRAWABLE BY THIRD PARTIES

The breakdown of the balances of these items as of December 31, 2010, 2009 and 2008 was as follows:

Financial Guarantees and Drawable by Third Parties	2010	2009	2008
	Millions of euros

Contingent Exposures
Collateral, bank guarantees and indemnities	28,092	26,266	27,649
Rediscounts, endorsements and acceptances	49	45	81
Rest	8,300	6,874	8,222

Total	36,441	33,185	35,952

Contingent Commitments
Drawable by third parties:	86,790	84,925	92,663
Credit institutions	2,303	2,257	2,021
Government and other government agency	4,135	4,567	4,221
Other resident sectors	27,201	29,604	37,529
Non-resident sector	53,151	48,497	48,892
Other commitments	3,784	7,398	6,234

Total	90,574	92,323	98,897

Since a significant portion of these amounts will reach maturity without any payment obligation materializing for the consolidated companies, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the Group to third parties.

In 2010, 2009 and 2008 no issuances of debt securities carried out by associate entities, jointly controlled entities (accounted for using the equity method) or non-Group entities have been guaranteed.

35.	ASSETS ASSIGNED TO OTHER OWN AND THIRD-PARTY OBLIGATIONS

In addition to those mentioned in other notes in these annual financial statements as at December 31, 2010 and 2009 and 2008, (see Notes 13 and 26), the assets of consolidated entities that guaranteed their own obligations amounted to €81,631 million, €81,231 million and €76,259 million. These amounts mainly correspond to the issue of long-term covered bonds (Note 23.4) which, pursuant to the Mortgage Market Act, are admitted as third-party collateral and to assets allocated as collateral for certain lines of short-term finance assigned to the Group by central banks.

As of December 31, 2010, 2009 and 2008, none of the Group’s assets were linked to any additional third-party obligations apart from those described in the various notes to the accompanying consolidated annual financial statements.

36.	OTHER CONTINGENT ASSETS AND CONTINGENT LIABILITIES

As of December 31, 2010, 2009 and 2008, there were no significant contingent assets or liabilities registered in the financial statements attached.

37.	PURCHASE AND SALE COMMITMENTS AND FUTURE PAYMENT OBLIGATIONS

The breakdown of sale and purchase commitments of the BBVA Group as of December 31, 2010, 2009 and 2008 was as follows:

Purchase and Sale Commitments	2010	2009	2008
	Millions of euros

Financial instruments sold with repurchase commitments	40,323	29,409	32,569
Financial instruments purchased with resale commitments	8,693	7,023	11,515

Below is a breakdown of the maturity of other future payment obligations due later than December 31, 2010:

Maturity of Future Payment	Up to
Obligations	1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
	Millions of euros

Finance leases	—	—	—	—	—
Operating leases	144	71	29	89	332
Purchase commitments	26	—	—	—	26
Technology and systems projects	14	—	—	—	14
Other projects	12	—	—	—	12

Total	170	71	29	89	358

38.	TRANSACTIONS ON BEHALF OF THIRD PARTIES

As of December 31, 2010, 2009 and 2008, the details of the most significant items under this heading were as follows:

Transactions on Behalf of Third Parties	2010	2009	2008
	Millions of euros

Financial instruments entrusted by third parties	534,243	530,109	510,019
Conditional bills and other securities received for collection	4,256	4,428	5,208
Securities received in credit	999	489	71

As of December 31, 2010, 2009 and 2008, the off-balance sheet customer funds were as follows:

Off-Balance Sheet Customer Funds by Type	2010	2009	2008
	Millions of euros

Commercialized by the Group
Investment companies and mutual funds	41,006	39,849	37,076
Pension funds	72,598	57,264	42,701
Saving insurance contracts	9,296	9,814	10,398
Customer portfolios managed on a discretionary basis	25,435	26,501	24,582
Of which:
Portfolios managed on a discretionary	10,494	10,757	12,176
Commercialized by the Group managed by third parties outside the Group
Investment companies and mutual funds	76	85	59
Pension funds	21	24	24
Saving insurance contracts	—	—	—

Total	148,432	133,537	114,840

39.	INTEREST, INCOME AND SIMILAR EXPENSES

39.1.	Interest And Similar Income

The breakdown of the most significant interest and similar income earned by the Group in 2010, 2009 and 2008 was as follows:

Interest and Similar Income. Breakdown by Origin.	2010	2009	2008
	Millions of euros

Central Banks	239	254	479
Loans and advances to credit institutions	402	631	1,323
Loans and advances to customers	16,002	18,119	23,580
Government and other government agency	485	485	736
Resident sector	5,887	7,884	11,177
Non resident sector	9,630	9,750	11,667
Debt securities	3,080	3,342	3,706
Held for trading	956	1,570	2,241
Available-for-sale financial assets and held-to-madurity investments	2,124	1,772	1,465
Rectification of income as a result of hedging transactions	63	177	175
Insurance activity	975	940	812
Other income	373	312	329

Total	21,134	23,775	30,404

The amounts recognized in consolidated equity as of December 31, 2010, 2009 and 2008, in connection with hedging derivatives and the amounts derecognized from consolidated equity and taken to the consolidated income statement during those years are disclosed in the accompanying consolidated statements of recognized income and expenses.

The following table shows the adjustments in income resulting from hedge accounting, broken down by type of hedge:

Adjustments in Income Resulting
from Hedge Accounting	2010	2009	2008
	Millions of euros

Cash flow hedging	213	295	152
Fair value hedging	(150)	(118)	23

Total	63	177	175

The breakdown of the balance of this heading in the accompanying consolidated income statements by geographical area is as follows:

Interest and Similar Income.
Breakdown by Geographical Area	2010	2009	2008
	Millions of euros

Domestic market	8,906	11,224	15,391
Foreign	12,228	12,551	15,013
European Union	744	1,089	1,974
Rest of OECD	7,417	7,153	8,671
Rest of countries	4,067	4,309	4,368

Total	21,134	23,775	30,404

39.2.	Interest And Similar Expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Interest and Similar Expenses. Breakdown by Origin	2010	2009	2008
	Millions of euros

Bank of Spain and other central banks	184	202	384
Deposits from credit institutions	1,081	1,511	3,115
Customers deposits	3,570	4,312	9,057
Debt certificates	2,627	2,681	3,631
Subordinated liabilities	829	1,397	1,121
Rectification of expenses as a result of hedging transactions	(1,587)	(1,215)	421
Cost attributable to pension funds (Note 26)	259	274	254
Insurance activity	707	679	571
Other charges	144	52	164

Total	7,814	9,893	18,718

The following table shows the adjustments in expenses resulting from hedge accounting, broken down by type of hedge:

Adjustments in Expenses Resulting from Hedge Accounting	2010	2009	2008
	Millions of euros

Cash flow hedging	—	(35)	(33)
Fair value hedging	(1,587)	(1,180)	454

TOTAL	(1,587)	(1,215)	421

39.3.	Averages Return On Investments and Average Borrowing Cost

The detail of the average return on investments in 2010, 2009 and 2008 was as follows:

	2010			2009			2008
		Interest and			Interest and			Interest and
	Average	Similar	Interest	Average	Similar	Interest	Average	Similar	Interest
ASSETS	Balances	Income	Rates (%)	Balances	Income	Rates (%)	Balances	Income	Rates (%)
	Millions of euros

Cash and balances with central banks	21,342	239	1.12	18,638	253	1.36	14,396	479	3.32
Securities portfolio and derivatives	145,990	3,939	2.70	138,030	4,207	3.05	118,356	4,659	3.94
Loans and advances to credit institutions	25,561	501	1.96	26,152	697	2.66	31,229	1,367	4.38
Euros	15,888	210	1.32	16,190	353	2.18	21,724	933	4.30
Foreign currency	9,673	291	3.01	9,962	344	3.45	9,505	434	4.57
Loans and advances to customers	333,021	16,296	4.89	328,969	18,498	5.62	321,498	23,720	7.38
Euros	219,857	7,023	3.19	222,254	9,262	4.17	218,634	13,072	5.98
Foreign currency	113,164	9,273	8.19	106,715	9,236	8.65	102,864	10,648	10.35
Other finance income	—	159	—	—	120	—	—	179	—
Other assets	32,894	—	—	31,180	—	—	32,377	—	—

ASSETS/INTEREST AND SIMILAR INCOME	558,808	21,134	3.78	542,969	23,775	4.38	517,856	30,404	5.87

The average borrowing cost in 2010, 2009 and 2008 was as follows:

	2010			2009			2008
		Interest and			Interest and			Interest and
	Average	Similar	Interest	Average	Similar	Interest	Average	Similar	Interest
LIABILITIES	Balances	Expenses	Rates (%)	Balances	Expenses	Rates (%)	Balances	Expenses	Rates (%)
	Millions of euros

Deposits from central banks and credit institutions	80,177	1,515	1.89	74,017	2,143	2.89	77,159	3,809	4.94
Euros	45,217	863	1.91	35,093	967	2.75	32,790	1,604	4.89
Foreign currency	34,960	652	1.87	38,924	1,176	3.02	44,369	2,205	4.97
Customer deposits	259,330	3,550	1.37	249,106	4,056	1.63	237,387	8,390	3.53
Euros	121,956	1,246	1.02	116,422	1,326	1.14	115,166	3,765	3.27
Foreign currency	137,374	2,304	1.68	132,684	2,730	2.06	122,221	4,625	3.78
Debt certificates and subordinated liabilities	119,684	2,334	1.95	120,228	3,098	2.58	119,249	6,100	5.12
Euros	89,020	1,569	1.76	91,730	2,305	2.51	96,764	5,055	5.22
Foreign currency	30,664	765	2.49	28,498	793	2.78	22,485	1,045	4.65
Other finance expenses	—	415	—	—	596	—	—	418	—
Other liabilities	66,541	—	—	70,020	—	—	56,867	—	—
Equity	33,076	—	—	29,598	—	—	27,194	—	—

LIABILITIES+EQUITY/INTEREST AND SIMILAR EXPENSES	558,808	7,814	1.40	542,969	9,893	1.82	517,856	18,717	3.61

The change in the balance under the headings “Interest and similar income” and “Interest and similar expenses” in the accompanying consolidated income statements is the result of changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

	2010/2009			2009/2008
Interest Income and Expense and Similar Items.	Volume	Price		Volume		Total
Change in the Balance	Effect(1)	Effect (2)	Total Effect	Effect(1)	Price Effect(2)	Effect
	Millions of euros

Cash and balances with central banks	37	(51)	(14)	141	(366)	(225)
Securities portfolio and derivatives	243	(511)	(268)	774	(1,226)	(452)
Loans and advances to credit institutions	(16)	(179)	(195)	(222)	(448)	(670)
Euros	(7)	(136)	(142)	(238)	(342)	(580)
Foreign currency	(10)	(43)	(53)	21	(112)	(91)
Loans and advances to customers	228	(2,429)	(2,201)	551	(5,774)	(5,222)
Euros	(100)	(2,139)	(2,239)	216	(4,027)	(3,810)
Foreign currency	558	(521)	37	399	(1,811)	(1,412)
Other financial incomes	—	39	39	—	(59)	(59)

INTEREST AND SIMILAR INCOME	693	(3,333)	(2,641)	1,474	(8,104)	(6,629)

Deposits from central banks and credit institutions	178	(806)	(628)	(155)	(1,512)	(1,667)
Euros	279	(382)	(104)	113	(750)	(637)
Foreign currency	(120)	(404)	(524)	(271)	(759)	(1,029)
Customer deposits	166	(672)	(505)	414	(4,748)	(4,334)
Euros	63	(143)	(80)	41	(2,480)	(2,439)
Foreign currency	96	(522)	(425)	396	(2,291)	(1,895)
Debt certificates and subordinated liabilities	(14)	(750)	(764)	50	(3,052)	(3,002)
Euros	(68)	(668)	(736)	(263)	(2,481)	(2,744)
Foreign currency	60	(88)	(27)	280	(537)	(258)
Other financial expenses	—	(181)	(181)	—	178	178

INTEREST AND SIMILAR EXPENSES	288	(2,367)	(2,079)	908	(9,733)	(8,825)

NET INTEREST INCOME			(562)			2,197

(1)	The volume effect is calculated as the result of the interest rate of the initial period multiplied by the difference between the average balances of both periods.

(2)	The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the interest rates of both periods.

40.	DIVIDEND INCOME

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 41), as can be seen in the breakdown below:

Dividend Income	2010	2009	2008
	Millions of euros

Dividends from:
Financial assets held for trading	157	131	110
Available-for-sale financial assets	372	312	337

Total	529	443	447

41.	SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD

The breakdown of the share of profit or loss of entities accounted for using the equity method in the accompanying consolidated income statements is as follows:

Investments in Entities Accounted for Using the Equity Method	2010	2009	2008
	Millions of euros

CITIC Group	337	164	18
Corporación IBV Participaciones Empresariales, S.A.	16	18	233
Tubos Reunidos, S.A.	—	1	20
Occidental Hoteles Management, S.L.	(29)	(31)	(9)
Hestenar, S.L.	—	(13)	(1)
Las Pedrazas Golf, S.L.	1	(7)	—
Servired Española de Medios de Pago, S.A.	8	(2)	26
Rest	2	(10)	6

Total	335	120	293

42.	FEE AND COMMISSION INCOME

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Fee and Commission Income. Breakdown by Main Items	2010	2009	2008
	Millions of euros

Commitment fees	133	97	62
Contingent liabilities	282	260	243
Letters of credit	45	42	45
Bank and other guarantees	237	218	198
Arising from exchange of foreign currencies and banknotes	19	14	24
Collection and payment services	2,500	2,573	2,655
Securities services	1,651	1,636	1,895
Counselling on and management of one-off transactions	11	7	9
Financial and similar counselling services	60	43	24
Factoring transactions	29	27	28
Non-banking financial products sales	102	83	96
Other fees and commissions	595	565	503

Total	5,382	5,305	5,539

43.	FEE AND COMMISSION EXPENSES

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Fee and Commission Expenses. Breakdown by Main Items	2010	2009	2008
	Millions of euros

Brokerage fees on lending and deposit transactions	5	7	8
Fees and commissions assigned to third parties	578	610	728
Other fees and commissions	262	258	276

Total	845	875	1,012

44.	NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statements was as follows:

Gains (Losses) on Financial Assets and Liabilities (Net)	2010	2008	2009
	Millions of euros
Financial assets held for trading	643	321	265
Other financial assets designated at fair value through profit or loss	83	79	(17)
Other financial instruments not designated at fair value through profit or loss	715	492	1,080
Available-for-sale financial assets	653	504	996
Loans and receivables	25	20	13
Rest	37	(32)	71

Total	1,441	892	1,328

The balance under this heading in the accompanying consolidated income statements, broken down by the nature of the financial instruments, is as follows:

Net Gains (Losses) on Financial Assets and Liabilities
Breakdown by Nature of the Financial Instrument	2010	2009	2008
	Millions of euros

Debt instruments	783	875	(143)
Equity instruments	(318)	1,271	(1,986)
Loans and advances to customers	33	38	106
Derivatives	847	(1,318)	3,305
Customer deposits	—	(2)	13
Rest	96	28	33

Total	1,441	892	1,328

The breakdown of the balance of the impact of the derivatives (trading and hedging) on this heading in the accompanying consolidated income statements was as follows:

Derivatives Trading and Hedging	2010	2009	2008
	Millions of euros

Trading derivatives
Interest rate agreements	133	(213)	568
Security agreements	712	(993)	2,621
Commodity agreements	(5)	(2)	42
Credit derivative agreements	(63)	(130)	217
Foreign-exchange agreements	79	64	(152)
Other agreements	(1)	10	(57)

Subtotal	855	(1,264)	3,239

Hedging Derivatives Ineffectiveness
Fair value hedging	(8)	(55)	66
Hedging derivative	(127)	58	2,513
Hedged item	119	(113)	(2,447)
Cash flow hedging	—	1	—

Subtotal	(8)	(54)	66

Total	847	(1,318)	3,305

In addition, in 2010 and 2009, negative €287 million and positive €52 million, respectively, have been recognized under the heading “Net Exchange differences” in the accompanying consolidated income statement, through foreign exchange trading derivatives.

45.	OTHER OPERATING INCOME AND EXPENSES

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements was as follows:

Other Operating Income. Breakdown by main Items	2010	2009	2008
	Millions of euros

Income on insurance and reinsurance contracts	2,597	2,567	2,512
Financial income from non-financial services	647	493	485
Of which:
Real estate agencies	202	42	40
Rest of other operating income	299	340	562
Of which:
Net operating profit from rented buildings	60	57	20

Total	3,543	3,400	3,559

The breakdown of the balance under the heading “Other operating expense” in the accompanying consolidated income statements was as follows:

Other Operating Expenses. Breakdown by main Item	2010	2009	2008
	Millions of euros

Expenses on insurance and reinsurance contracts	1,815	1,847	1,896
Change in inventories	554	417	403
Of which:
Real estate agencies	171	29	27
Rest of other operating expenses	879	889	794
Of which:
Contributions to guaranted banks deposits funds	386	323	251

Total	3,248	3,153	3,093

46.	ADMINISTRATIVE COSTS

46.1	PERSONNEL EXPENSES

The breakdown of the balance under this heading in the accompanying consolidated income statements was as follows:

Personnel Expenses. Breakdown by main Concepts	Notes	2010	2009	2008
	Millions of euros

Wages and salaries		3,740	3,607	3,593
Social security costs		567	531	566
Defined-benefit plan expense	26.2	37	44	56
Defined-contribution plan expense	26.1	84	68	71
Other personnel expenses		386	401	430

Total		4,814	4,651	4,716

The breakdown of number of employees in the Group in 2010, 2009 and 2008, by professional categories and geographical areas, was as follows:

	Average number of employees
Average Number of Employees by Geographical Areas	2010	2009	2008

Spanish banks
Executive managers	1,084	1,043	1,053
Other line personnel	20,901	20,700	21,268
Clerical staff	4,644	5,296	6,152
Branches abroad	666	653	720

Subtotal	27,295	27,692	29,193

Companies abroad
Mexico	26,693	26,675	27,369
Venezuela	5,592	5,935	6,154
Argentina	4,247	4,156	4,242
Colombia	4,317	4,289	4,382
Peru	4,379	4,222	3,836
United States	11,033	10,705	12,029
Other	4,796	4,839	4,918

Subtotal	61,057	60,821	62,930

Pension fund managers	6,229	5,642	8,470
Other non-banking companies	10,174	10,261	11,343

Total	104,755	104,416	111,936

The breakdown of the average number of employees in the Group in 2010, 2009 and 2008, by gender, was as follows:

	2010		2009		2008
	Male	Female	Male	Female	Male	Female

Average Number of Employees	50,804	53,951	50,755	53,661	54,356	57,580
Of which:
BBVA, S.A.	15,616	11,218	15,947	11,213	16,874	11,643

The total number of employees in the Group as of December 31, 2010, 2009 and 2008, broken down by professional category and gender, was as follows:

Number of Employees
by Professional	2010		2009		2008
Category and Gender	Male	Female	Male	Female	Male	Female

Executive managers	1,659	338	1,646	328	1,627	319
Other line personnel	23,779	20,066	21,960	18,687	22,983	19,092
Clerical staff	26,034	35,100	26,913	34,187	29,169	35,782

Total	51,472	55,504	50,519	53,202	53,779	55,193

Equity-instrument-based employee remuneration

BBVA has a variable multi-year remuneration scheme in place as part of the remuneration policy established for its executive team. It is based on the award of Bank shares that are instrumented through annual overlapping medium- and long-term programs. These consist of allocating individuals theoretical shares (“units”) that at the end of each program are converted into real BBVA shares, provided certain initially established conditions are met, with the number depending on a scale linked to an indicator of value generation for the shareholder, and dependent on the individual performing well during the period the program is in operation.

At the conclusion of each program, the final number of shares to be granted will be equal to the result of multiplying the initial number of assigned “units” by a coefficient on a scale of between 0 and 2, which is linked to the movement of the Total Shareholders Return (TSR) indicator. This indicator measures the return on investment for shareholders as the sum of the revaluation of the Bank’s shares plus dividends or other similar concepts during the period of each program/plan by comparing the movement of this indicator for a group of banks of reference in Europe and the United States.

Below are the main features of each of the equity-based remuneration schemes currently in force in the BBVA Group.

Multi-Year Variable Share-Based Remuneration Plans for the BBVA Executive Team

The beneficiaries of these programs are the members of the Group’s executive team, including executive directors and the BBVA’s Management Committee members (see Note 56):

• 2009-2010 program

The Bank’s AGM on March 13, 2009 approved the 2009-2010 Program, with a completion date of December 31, 2010.

As of December 31, 2010, the total number of “units” assigned to the beneficiaries of this program was 6,752,579.

Once the 2009/2010 Program period was completed, the TSR for BBVA and the 18 reference banks was then determined; given the final positioning of BBVA, it resulted in the application of a multiplier ratio of 0 to the assigned units, the Program will be settled without the allocation of shares to the beneficiaries.

•	2010-2011 program

The Bank’s AGM on March 12, 2010 approved the 2010-2011 Program, with a completion date of December 31, 2011.

This program incorporates some restrictions to granting shares to the beneficiaries after the settlement. These shares are available as follows:

•	40 percent of the shares received shall be freely transferable by the beneficiaries at the time of their delivery;

•	30 percent of the shares are transferable a year after the settlement date of the program; and

•	30 percent are transferable starting two years after the settlement date of the program.

As of December 31, 2010, the total number of “units” assigned to the beneficiaries of this program was 3,314,050.

BBVA Compass long-term incentive plan

The Remuneration Committee of BBVA Compass has approved various long-term remuneration plans with BBVA shares for members of the management team and key employees of BBVA Compass and its affiliates.

Currently, BBVA Compass is operating the following plans:

•	2008-2010 plan

The starting date of this plan was January 1, 2008, and its completion date will be December 31, 2010.

The plan consists in assigning “restricted share units” to the beneficiaries. Each of these units represents an obligation on the part of BBVA Compass to grant an equivalent number of BBVA American Depositary Shares (ADS) after a certain period, conditional on compliance with specific criteria.

The total number of “restricted share units” assigned to the beneficiaries of this plan was 821,511.

•	2009-2011 plan

On November 27, 2009, the Remuneration Committee of BBVA Compass agreed to increase the number of ADS in the existing plan and set up a new plan for the period 2009-2011, with a completion date of December 31, 2011.

This plan consists of granting “units” or theoretical shares to management staff (as described at the start of this section on remuneration based on equity instruments.

The total number of “units” and “restricted share units” assigned to the beneficiaries of this plan was 1,128,628.

•	2010-2012 plan

In May 2010, the Remuneration Committee of BBVA Compass approved a new long-term share-based remuneration plan solely for members of the executive team of BBVA Compass and its affiliates, for the period 2010-2012, with the completion date on December 31, 2012.

The total number of “units” assigned to the beneficiaries of this plan was 986,542.

During the period of operation of each of the schemes mentioned above, the sum of the commitment to be accounted for at the date of the accompanying consolidated financial statements was obtained by multiplying the number of “units” assigned by the expected share price and the expected value of the coefficient, both estimated at the date of the entry into force of each of the schemes.

The cost of these programs/plans is broken up throughout their operational life. The expense associated in 2010, 2009 and 2008 for those programs/plans reached $33 million, €18 million and €46 million, respectively. It is recognized under the heading “Personnel expenses — Other personnel expenses” in the accompanying consolidated income statements, and a balancing entry has been made under the heading “Stockholders’ funds — Other equity instruments” in the consolidated balance sheets, net of tax effect.

46.2	GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of the balance under this heading in the accompanying consolidated income statements for 2010, 2009 and 2008 was as follows:

General and Administrative Expenses.
Breakdown by Main concepts	2010	2009	2008
	Millions of euros

Technology and systems	563	577	598
Communications	284	254	260
Advertising	345	262	273
Property, fixtures and materials	750	643	617
Of which:
Rent expenses(*)	397	304	268
Taxes	322	266	295
Other administration expenses	1,129	1,009	997

Total	3,393	3,011	3,040

(*)	The consolidated companies do not expect to terminate the lease contracts early.

47.	DEPRECIATION AND AMORTIZATION

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Depreciation and Amortization	Notes	2010	2009	2008
		Millions of euros

Tangible assets	19	470	435	443
For own use		448	416	434
Investment properties		15	11	1
Operating lease		7	8	8
Other Intangible assets	20.2	291	262	256

Total		761	697	699

48.	PROVISIONS (NET)

The net allowances charged to the income statement under the headings “Provisions for pensions and similar obligations”, “Provisions for contingent exposures and commitments”, “Provisions for taxes and other legal contingencies” and “Other provisions” (Note 25) in the accompanying consolidated income statements were as follows:

Provisions (Net)	Notes	2010	2009	2008
	Millions of euros

Provisions for pensions and similar obligations	26	405	552	985
Provisions for contingent exposures and commitments		22	(170)	(118)
Provisions for taxes and other legal contingencies		6	5	4
Other Provisions		49	71	560

Total		482	458	1,431

49.	IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)

The breakdown of impairment losses on financial assets broken down by the nature of these assets in the accompanying consolidated income statements was as follows:

Impairment Losses on Financial Assets (Net)
Breakdown by main concepts	Notes	2010	2009	2008
	Millions of euros

Available-for-sale financial assets	12	155	277	145
Debt securities		4	167	144
Other equity instruments		151	110	1
Held-to-maturity investments	14	—	(3)	(1)
Loans and receivables	7	4,563	5,199	2,797
Of which:
Recovery of written-off assets	7	253	187	192

Total		4,718	5,473	2,941

50.	IMPAIRMENT LOSSES ON OTHER ASSETS (NET)

The breakdown of impairment losses of non-financial assets broken down by the nature of these assets in the accompanying consolidated income statements was as follows:

Impairment Losses on Other Assets (Net)	Notes	2010	2009	2008
	Millions of euros

Goodwill	20.1 - 17	13	1,100	—
Other intangible assets	20.2	—	—	1
Tangible assets	19	92	155	13
For own use		9	62	8
Investment properties		83	93	5
Inventories	22	370	334	26
Rest		14	29	5

Total		489	1,618	45

51.	GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE

The breakdown of the balances under these headings in the accompanying consolidated income statements for 2010, 2009 and 2008 was as follows:

Gains and Losses on Derecognized Assets Not
Classified as Non-current Assets Held for Sale	2010	2009	2008
	Millions of euros

Gains

Disposal of investments in entities	40	6	27
Disposal of intangible assets and other	17	28	75
Losses:
Disposal of investments in entities	(11)	(2)	(14)
Disposal of intangible assets and other	(5)	(12)	(16)

Total	41	20	72

52.	GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS

The details under the heading “Gains and losses in non-current assets held for sale not classified as discontinued operations” in the accompanying consolidated income statements for 2010, 2009 and 2008 were as follows:

Gains and Losses in Non-current Assets Held for
Sale	2010	2009	2008
	Millions of euros

Gains for real estate	374	986	61
Of which:
Foreclosed	17	5	(40)
Sale of buildings for own use (Note 16.1)	285	925	64
Impairment of non-current assets held for sale	(247)	(127)	(40)
Gains on sale of available-for-sale financial assets	—	—	727

Total	127	859	748

“Gains for real estate” above refer mainly to the Group’s sales of property with leaseback in Spain (€273 million and €914 million) in 2010 and 2009, respectively, and the sale of a Bancomer property in 2008 (€61 million) (see Note 16.1).

The “Gains (losses) on available-for-sale financial assets” correspond to several sales of stakes in Bradesco during 2008.

53.	CONSOLIDATES STATEMENT OF CASH FLOWS

Cash flows from operating activities increased in 2010 by €8,503 million, compared with the increase of €2,567 million in 2009. The most significant changes occurred in the headings of “Loans and receivables”, “Financial liabilities at amortized cost” and “Financial assets held for trading”.

Cash flows from investment activities decreased in 2010 by €7,078 million, compared with the decrease of €643 million in 2009. The most significant change is included under the heading “Held-to-maturity investments”.

Cash flows from financing activities increased in 2010 by €1,148 million, compared with the decrease of €74 million in 2009. The most significant movements are shown in the line detailing the acquisition and amortization of own equity instruments.

The table below breaks down the main cash flows in investing activities as of December 31, 2010, 2009 and 2008:

Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
2010	Investments (−)	Divestments (+)
	Millions of euros

Tangible assets	1,040	261
Intangible assets	464	6
Investments	1,209	1
Subsidiaries and other business units	77	69
Non-current assets held for sale and associated liabilities	1,464	1,347
Held-to-maturity investments	4,508	—
Other settlements related to investement activities	—	—

Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
2009	Investments (−)	Divestments (+)
	Millions of euros

Tangible assets	931	793
Intangible assets	380	147
Investments	2	1
Subsidiaries and other business units	7	32
Non-current assets held for sale and associated liabilities	920	780
Held-to-maturity investments	156	—
Other settlements related to investement activities	—	—

Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
2008	Investments (−)	Divestments (+)
	Millions of euros

Intangible assets	402	31
Investments	672	9
Subsidiaries and other business units	1,559	13
Non-current assets held for sale and associated liabilities	515	374
Held-to-maturity investments	—	283
Other settlements related to investement activities	270	874

54.	ACCOUNTANT FEES AND SERVICES

The details of the fees for the services contracted by the companies of the Group in 2010 with their respective auditors and other audit companies were as follows:

Fees for Audits Conducted	Millions of euros

Audits of the companies audited by firms belonging to the Deloitte worldwide organization and other reports related with the audit	16.4
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organization	3.8
Fees for audits conducted by other firms	—

Other companies in the Group contracted other services (other than audits) as of December 31, 2010, as follows:

Other Services Contracted	Millions of euros

Firms belonging to the Deloitte worldwide organization	2.6
Other firms	17.6

(*)	Including €1.3 million related to fees for tax services.

The services provided by our accountants meet the independence requirements established under Law 44/2002, of 22 November, on Measures Reforming the Financial System and by the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC); accordingly they did not include the performance of any work that is incompatible with the auditing function.

55.	RELATED PARTY TRANSACTIONS

As financial institutions, BBVA and other companies in the Group engage in transactions with related parties in the normal course of their business. All these transactions are of little relevance and are carried out in normal market conditions.

55.1	TRANSACTIONS WITH SIGNIFICANT SHAREHOLDERS

As of December 31, 2010, the balances of transactions with significant shareholders (see Note 27) correspond to “Customer deposits”, at €57 million, “Loans and advances to customers”, at €49 million and “Contingent exposures”, at €20 million, all of them in normal market conditions.

55.2	TRANSACTIONS WITH THE BBVA GROUP

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the Group with associates and jointly controlled companies accounted for using the equity method (see Note 2.1), were as follows:

Balances arising from transactions with Entities of the
Group	2010	2009	2008
	Millions of euros

Assets:
Loans and advances to credit institutions	87	45	27
Loans and advances to customers	457	613	507
Liabilities:
Deposits from credit institutions	—	3	1
Customer deposits	89	76	23
Debt certificates	8	142	344
Memorandum accounts:
Contingent exposures	55	36	37
Contingents commitments	327	340	415

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associated and jointly controlled entities that consolidated by the equity method, were as follows:

Balances of Income Statement arising from
transactions with Entities of the Group	2010	2009	2008
	Millions of euros

Income statement:
Financial incomes	14	18	36
Financial costs	2	6	22

There are no other material effects in the accompanying consolidated financial statements of the Group arising from dealings with these companies, other than the effects arising from using the equity method (see Note 2.1), and from the insurance policies to cover pension or similar commitments (see Note 26).

As of December 31, 2010, the notional amount of the futures transactions arranged by the Group with the main companies mentioned above amounted to €1,373 million (of which €1,282 million in 2010 correspond to futures transactions with the CITIC Group).

In addition, as part of its normal activity, the Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.

55.3	TRANSACTIONS WITH MEMBERS OF THE BOARD OF DIRECTORS AND MANAGEMENT COMMITTEE

The information on the remuneration of members of the Board of Directors of BBVA and of the Group’s Management Committee is included in Note 56.

The amount disposed of the loans granted to members of Board of Directors as of December 31, 2010 and 2009 totaled €531 and €806 thousand, respectively.

The amount disposed of the loans granted as of December 31, 2010 and 2009 to the Management Committee, excluding the executive directors, amounted to €4,924 and €3,912 thousand, respectively.

As of December 31, 2010 and 2009, there were no guarantees, finance leases or commercial loans provided on behalf of members of the Bank’s Board of Directors or Management Committee.

The loans granted to parties related to key personnel (the members of the Board of Directors of BBVA and of the Management Committee as mentioned above) as of December 31, 2010 and 2009 amounted to €28,493 thousand and €51,882 thousand, respectively.

As of December 31, 2010 and 2009, the other exposure, guarantees, financial leases and commercial loans to parties related to key personnel amounted to €4,424 thousand and €24,514 thousand, respectively.

55.4	TRANSACTIONS WITH OTHER RELATED PARTIES

As of December 31, 2010 and 2009, the Group did not perform any transactions with other related parties that did not belong to the normal course of their business, that was not under market conditions and that was relevant for the equity, income or the entity and financial situation of the BBVA Group.

56.	REMUNERATION OF THE BOARD OF DIRECTORS AND MEMBERS OF THE BANK’S MANAGEMENT COMMITTEE

Remuneration and other benefits of the members of the Board of Directors and members of the Management Committee.

•	Remuneration of non-executive directors

The remuneration paid to individual non-executive members of the Board of Directors in 2010 is indicated below, broken down by type of remuneration:

					Appointments
		Standing-			and	Appointments	Compensation
	Board of	Executive	Audit	Risk	Compensation	Committee	Committee
Year 2010 Remuneration of Non-Executive Directors	Directors	Committee	Committee	Committee	Committee(4)	(5)	(5)	Total
	Thousand of euros

Tomás Alfaro Drake	129	—	71	—	—	59	—	259
Juan Carlos Alvarez Mezquiriz	129	167	—	—	18	—	25	339
Rafael Bermejo Blanco	129	—	179	107	—	—	—	415
Ramón Bustamante y de la Mora	129	—	71	107	—	—	—	307
José Antonio Fernández Rivero(1)	129	—	—	214	—	23	—	366
Ignacio Ferrero Jordi	129	167	—	—	18	—	25	339
Carlos Loring Martinez de Irujo	129	—	71	—	45	—	62	307
José Maldonado Ramos(2)	129	—	—	107	—	23	25	284
Enrique Medina Fernández	129	167	—	107	—	—	—	403
Susana Rodríguez Vidarte	129	—	71	—	18	23	25	266

Total(3)	1,290	501	463	642	99	128	162	3,284

(1)	Mr. José Antonio Fernández Rivero, apart from the amounts detailed in the table above, also received a total of €652 thousand in early retirement benefit as a former director of BBVA.

(2)	Mr. José Maldonado Ramos, who resigned as chief executive of BBVA on December 22, 2009, received in the year 2010 apart from the amounts detailed in the table above, a total of €805 thousand in accrued variable compensation in 2009 by his former post of Company Secretary.

(3)	Mr. Roman Knörr Borras, who resigned as executive director on March 23, 2010, received in the year 2010 the total amount of €74 thousand as compensation for their membership of the Board of Directors and Standing-Executive Committee until that date.

(4)	By agreement of the Board of Directors on May 25, 2010, created two new Appointments and Compensation Committees, which replaced the former Appointments and Compensation Committee.

(5)	Remuneration received from June 1, 2010.

•	Remuneration of executive directors

The remuneration paid to individual executive directors in 2010 is indicated below, broken down by type of remuneration:

	Fixed	Variable
Year 2010 Remuneration of Executive Directors	Remuneration	Remuneration(1)	Total
	Thousand of euros

Chairman and CEO	1,928	3,388	5,316
President and COO(2)	1,249	1,482	2,731

Total	3,177	4,870	8,046

(1)	The figures relate to variable remuneration for 2009 paid in 2010.

(2)	The variable remuneration for 2009 of COO, who was appointed on September 29, 2009, includes the remuneration received as Director of Resources and Media in the period of 2009 in which he occupied that function (9 months ) and earned as COO since his appointment.

In addition, the executive directors received payment-in-kind during 2010 totaling €32 thousand, of which €10 thousand relates to Chairman and CEO, €22 thousand relates to President and COO.

The Executive Directors accrued variable remuneration for 2010, to be paid in 2011, amounting to €3,011 thousand in the case of the Chairman and CEO and €1,889 thousand in the case of the President and COO.

These amounts are recognized under the item “Other liabilities — Accruals” on the liability side in the accompanying consolidated balance sheet as of December 31, 2010.

•	Remuneration of the members of the management committee(*)

The remuneration paid in 2010 to the members of BBVA’s Management Committee amounted to €7,376 thousand in fixed remuneration and €15,174 thousand in variable remuneration accrued in 2009 and paid in 2010.

In addition, the members of the Management Committee received remuneration in kind and other items totaling €807 thousand in 2010.

(*)	This section includes information on the members of the Management Committee as of December 31, 2010, excluding the executive directors.

•	variable multi-year stock remuneration program for executive directors and members of the management committee

Settlement of the multi-year variable share-based remuneration plan for 2009-2010

The AGM of the Bank held on March 13, 2009 approved a Multi-Year Variable Share-Based Remuneration Plan for shares for 2009/2010 (hereinafter, the 2009/2010 Program) for the members of the BBVA’s executive team, and whose result is obtained by multiplying the initial number of assigned “units” by a coefficient on a scale of between 0 and 2, which is linked to the movement of the Total Shareholders Return (TSR) indicator of the Bank during 2009/2010 compared with the change of this same indicator in a group of international banks of reference.

The number of “units” allocated to executive directors under this program, in accordance with the resolution of the AGM, was 215,000 for the Chairman and CEO, and 131,707 for the President and COO, and 817,464 for the members of the Management Committee who held this position as of December 31, 2010, excluding executive directors.

Once the 2009/2010 Program period was completed, on December 31, 2010, the TSR for BBVA and the 18 reference banks was then determined; given the final positioning of BBVA, it resulted in the application of a multiplier ratio of 0 to the assigned units, the Program was settled without the allocation of shares to the beneficiaries.

Multi-year variable share-based remuneration plan for 2010-2011

The AGM of the Bank on March 12, 2010, approved a new multi-year variable share-based remuneration scheme for 2010-2011 (hereinafter “the 2010-2011 program”) aimed at members of the BBVA executive team. It is to end on December 31, 2011 and will be settled on April 15, 2012, although the Regulation that governs it includes provisions for early settlement.

The precise number of shares to be given to each beneficiary of the Program 2010/2011 will also be determined by multiplying the number of units allocated by a coefficient of between 0 and 2. This coefficient reflects the relative performance of BBVA’s total stockholder return (TSR) during the period 2010-2011 compared with the TSR of a group of the Bank’s international peers.

These shares will be given to the beneficiaries after the settlement of the program. They will be able to use these shares as follows: (i) 40 percent of the shares received will be freely transferable by the beneficiaries at the moment they are received; (ii) 30 percent of the shares received will be transferable one year after the settlement date of the program; and (iii) the remaining 30 percent will be transferable starting two years after the settlement date of the program.

The number of units assigned for the executive directors under the AGM resolution is 105,000 for the Chairman and CEO and 90,000 for the President and COO.

The total number of units assigned under this Program to the Management Committee members who held this position on December 31, 2010, excluding executive directors, was 385.000.

•	Scheme for remuneration of non-executive directors with deferred distribution of shares

The Bank’s AGM on March 18, 2006 resolved under agenda item eight to establish a remuneration scheme using deferred distribution of shares to the Bank’s non-executive directors, to replace the earlier post-employment scheme in place for these directors.

The plan is based on the annual assignment to non-executive directors of a number of “theoretical shares” equivalent to 20% of the total remuneration received by each of them in the previous year, The share price used in the calculation is the average closing price of the BBVA shares in the seventy stock market sessions before the dates of the ordinary AGMs that approve the annual accounts for each year. The shares will be given to each beneficiary on the date he or she leaves the position of director for any reason except serious breach of duties.

The number of “theoretical shares” allocated to non-executive director beneficiaries under the deferred share distribution scheme approved by the AGM for 2010, corresponding to 20% of the total remuneration paid to each in 2009, is set out below:

	Theorical	Accumulated
Scheme for Remuneration of Non-Executive Directors	Shares	Theorical
with Deferred Distribution of Shares	Assigned in 2010	Shares

Tomás Alfaro Drake	3,521	13,228
Juan Carlos Alvarez Mezquiriz	5,952	39,463
Rafael Bermejo Blanco	7,286	23,275
Ramón Bustamante y de la Mora	5,401	38,049
José Antonio Fernández Rivero	6,026	30,141
Ignacio Ferrero Jordi	5,952	40,035
Carlos Loring Martínez de Irujo	5,405	25,823
Enrique Medina Fernández	7,079	51,787
Susana Rodríguez Vidarte	4,274	24,724

Total(*)	50,896	286,525

(*)	Additionally, were also assigned to Don Roman Knorr Borras, who resigned as director as of March 23, 2010, 5,198 theoretical shares equivalent to 20% of the remuneration received by him in 2009.

•	Pension commitments

The provisions registered as of December 31, 2010 for pension commitments to the President and COO are €14,551 thousand, of which €941 thousand were charged against 2010 earnings. As of this date, there are no other pension obligations to executive directors.

In addition, insurance premiums amounting to €95 thousand were paid on behalf of the non-executive members on the Board of Directors.

The provisions registered as of December 31, 2010 for pension commitments for the Management Committee members, excluding executive directors, amounted to €51,986 thousand. Of these, €6,756 thousand were charged against 2010 earnings.

•	Termination of the contractual relationship.

There were no commitments as of December 31, 2010 for the payment of compensation to executive directors.

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

Pursuant to Article 229.2 of the Spanish Corporations Act, approved by Legislative Royal Decree 1/2010 of 2 July 2010, as of December 31, 2010, no members of the Board of Directors have a direct or indirect holding in the common stock of companies engaging in an activity that is identical, similar or complementary to that which constitutes the corporate purpose of BBVA. None of the directors hold executive or administrative positions or functions at these companies.

Furthermore, it indicates that individuals associated to the members of the Board of Directors, as of December 31, 2010 were holders of 6,594 shares of Banco Santander, S.A. and of 414 shares of Banco Español de Crédito, S.A. (Banesto).

58.	OTHER INFORMATION

58.1.  ENVIRONMENTAL IMPACT

Given the activities in which the Group companies engage, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of December 31, 2010, there is no item in the Group’s consolidated financial statements that requires disclosure in an environmental information report pursuant to the Ministry of Economy Order of October 8, 2001, and no specific disclosure of information on environmental matters is included in these statements.

58.2.  OTHER INFORMATION

The Group is party to certain legal actions in a number of jurisdictions, including, among others, Spain, Mexico and the United States, arising out of its ordinary business operations. BBVA considers that none of those actions is material and none is expected to result in a significant adverse effect on BBVA’s financial position at either the individual or consolidated level. Management believes that adequate provisions have been made in respect of the litigation arising out of its ordinary business operations. BBVA has not disclosed to the markets any contingent liability that could arise from said legal actions as it does not consider them material.

59.	SUBSEQUENT EVENTS

The Directors of the entities Finanzia Banco de Crédito, S.A.U. and Banco Bilbao Vizcaya Argentaria, S.A., in meetings of their respective boards of directors held on January 28, 2011 and February 1, 2011, respectively, have approved a project for the takeover of Finanzia Banco de Crédito, S.A.U. by Banco Bilbao Vizcaya Argentaria, S.A. and the subsequent transfer of all its equity interest to Banco Bilbao Vizcaya Argentaria, S.A., which will acquire all the rights and obligations of the companies it had purchased through universal succession.

The merger agreement will be submitted to shareholders for approval at the AGM during the first quarter of the year. Given that the merged company is fully owned by Banco Bilbao Vizcaya Argentaria, S.A. in accordance with Article 49.1 of Act 3/2009 of 3 April 2009 on the structural modifications of trading corporations, it will not be necessary to carry out any share capital increase of Banco Bilbao Vizcaya Argentaria, S.A. or prepare reports by the managers of the companies involved in the merger, or by independent experts on the merger proposal.

As of January 17, 2011, Banco Bilbao Vizcaya Argentaria, S.A. acquired its condition as sole shareholder as a result of the acquisition of shares in possession of the Corporación General Financiera, S.A. and Cidessa Uno, S.L. as of December 31, 2010.

Since January 1, 2011 until the preparation of these annual consolidated financial statements, no other events, not mentioned above, have taken place that have significantly affected the Group’s results or its equity position.

As of March 22, 2011 after having obtained the necessary authorizations, BBVA has completed the acquisition of 24.89% of the total issued capital of the turkish bank garanti (see Note 3).

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

Following is a summary of components of the main differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP:

• Net income attributed to parent company and Shareholders’ equity reconciliation between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP(*)	A
• Consolidated Financial Statements	B
• Main disclosures required by U.S. accounting regulations for banks and additional disclosures required under U.S. GAAP	C

(*)	BBVA is availing itself of the accommodation in Item 17(c)(2)(iv) of Form 20-F with respect to the application of IAS 21 for highly inflationary economies (Venezuela). Therefore, this reconciliation has been prepared in accordance with Item 18 of Form 20-F which is different from that required by US GAAP. See Item 16 below and the discussion under Venezuela for additional information.

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

Accounting practices used by the Bank in preparing the Consolidated Financial Statements conform to EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, but do not conform to U.S. GAAP. A summarized reconciliation of shareholders’ equity as of December 31, 2010, 2009 and 2008 and net income attributed to parent company for the years ended December 31, 2010, 2009 and 2008 to U.S. GAAP is set forth below.

The following tables set forth the adjustments to consolidated net income attributed to parent company and to consolidated shareholders’ equity which would be required if U.S. GAAP had been applied to the accompanying Consolidated Financial Statements:

		Increase (Decrease)
		Year Ended December 31,
	Item	2010	2009	2008
		Millions of euros, except per share data

NET INCOME
Net income for the year under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		4,995	4,595	5,385
Net income attributed to non-controlling interests under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		(389)	(385)	(365)
Net income attributed to parent company under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		4,606	4,210	5,020
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	(22)	(22)	(36)
Valuation of assets	2	(276)	(910)	(32)
Valuation of financial instruments	3	—	—	—
Accounting of goodwill	4	(2)	713	(2)
Accounting of derivatives	6	(34)	(34)	(128)
Loans adjustments	7	—	—	(1,152)
Pension plan cost	8	(64)	(221)	—
Tax effect of U.S. GAAP adjustments and deferred taxation	9	91	89	402
Net income attributed to parent company in accordance with U.S. GAAP(*)		4,299	3,825	4,070
Other comprehensive income, (loss) net of tax:
Foreign currency translation adjustments and others		1,784	(76)	(1,001)
Unrealized gains on securities:
Unrealized holding gains (losses) arising during period, net of tax		(1,680)	943	(2,657)
Derivative instruments and hedging activities		(531)	(4)	175
Comprehensive income (losses) in accordance with U.S. GAAP (*)	10	3,872	4,688	587
Earning per share (Euros) (see note 60. A.11) (**)		1.14	1.03	1.10

(*)	In accordance with Item 18 of Form 20-F.

(**)	At the date of the issuance of these financial statements, the scrip dividend (“Dividendo Option”) mentioned in Note 4 is not distributed. Therefore, the conditions to restate the Earning Per Share under IAS 33 and ASC 260 are not met.

		Increase (Decrease)
		As of December 31,
	Item	2010	2009	2008
		Millions of euros

TOTAL EQUITY
Total equity under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		37,475	30,763	26,705
Non-controlling interests under EU-IFRS		(1,556)	(1,463)	(1,049)
Total equity without non-controlling interests under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		35,919	29,300	25,656
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	5,425	5,447	5,469
Valuation of assets	2	(1,260)	(984)	(74)
Valuation of financial instruments	3	—	18	36
Accounting of goodwill	4	3,657	3,332	2,573
Adjustments related to inflation-due to IFRS-1	5	(229)	(199)	(192)
Accounting of derivatives	6	(48)	7	35
Loans adjustments	7	—	—	36
Tax effect of U.S. GAAP adjustments and deferred taxation	9	(651)	(749)	(795)
Total shareholders’ equity in accordance with U.S. GAAP(*) (**)		42,813	36,172	32,744

(*)	In accordance with Item 18 of Form 20-F.

(**)	Under US GAAP “Shareholders’ equity” is equivalent to “Total equity” net of “Non controlling interest in subsidiaries”.

The differences included in the tables above are explained in the following items:

1.	BUSINESS COMBINATION WITH ARGENTARIA —

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

Millions of euros

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

iii. — Goodwill

Under Spanish GAAP, the general policy of the Group was to amortize goodwill over a maximum period of 10 years. However, a different period was used to amortize goodwill in some of the subsidiaries acquired. Until 2001, for purposes of calculating the effect of applying U.S. GAAP, goodwill arising on acquisitions was amortized in 10 years. Since July 2001, as required by ASC 350, goodwill is no longer amortized.

Additionally, in 1998 and as a result of the merger, goodwill from Banco Exterior de España, S.A. was fully written off for Spanish GAAP purposes. Until June 2001, under U.S. GAAP this goodwill was amortized over the estimated economic life as there was no economic or fair value basis for the impairment made under Spanish GAAP. Since July 2001, as required by ASC 350, goodwill is no longer amortized.

iv. — Up-front premium reversal

In 1998 the Bank arranged hedging transactions for which it paid a premium, which was recorded under the “Extraordinary Losses” caption in the income statement for 1998, to mitigate the adverse effect of the negative spread that arise between the average return on the mortgage loans financed by certain mortgage bonds and the fixed interest rates of such mortgage bonds. Under U.S. GAAP, the premium was recognized at inception as an asset, amortized over the life of the hedging transaction and that upon adoption of ASC 815, the derivative has been recorded at fair value through income, as it does not qualify for hedge accounting under U.S. GAAP.

v. — Valuation of investment securities

Under ASC 320-10-35-1b, available-for-sale securities shall be measured at fair value and the unrealized holding gains and losses shall be reported in “Other comprehensive income”.

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

6,316

For U.S. GAAP purposes, BBVA amortizes the excess of the fair value assigned to the specific items over their remaining economic life. The amortization of the excess allocated to specific assets and liabilities was €22 million (net of tax), €22 million (net of tax) and €36 million (net of tax) for the years ended December 31, 2010, 2009 and 2008, respectively.

Until December 31, 2001 BBVA amortized the goodwill on a straight line basis over a period of 25 years. Since January, 2002 BBVA stopped the amortization of the remaining goodwill pursuant to ASC 350, and it has been assigned to different reporting units and tested for impairment as described in Note 2.2.8. As of December 31, 2010 goodwill was €5,333 million.

The adjustment to total shareholders’ equity, that reflects both effects, was €5,425 million, €5,447 million and €5,469 million as of December 31, 2010, 2009 and 2008, respectively.

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

The amounts of the adjustments indicated below have been calculated to reflect the reversal of the additional depreciation on the revalued property and equipment (€4 million, €4 million and €4 million as of December 31, 2010, 2009 and 2008, respectively) and the additional income that would have resulted if the Group had not restated the fixed assets that have been sold (€8 million, €9 million and €6 million for the years ended December 31, 2010, 2009 and 2008, respectively). The adjustment to total shareholders’ equity reflects the reversal of the unamortized revaluation surplus (a decrease of €123 million, €135 million and €148 million as of December 31, 2010, 2009 and 2008, respectively).

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

Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect in the income statement the additional depreciation on the revalued property and equipment (€3 million, €3 million and €3 million for the years ended December 31, 2010, 2009 and 2008, respectively). The adjustment to total shareholders’ equity reflects the reversal of the adjustments to the attributed cost (an increase of €61 million, €64 million and €67 million as of December 31, 2010, 2009 and 2008, respectively).

•	Sale and leaseback of fixed assets

In 2009, 1,150 properties (offices and other singular buildings) belonging to the Group in Spain were reclassified to heading “Non-current assets held for sale” at an amount of €426 million, for which a sales plan had been established.

In 2010 and 2009, the Bank sold 164 and 971 of mentioned properties, respectively, in Spain to investors not related to BBVA Group for a total sale price of €404 million and €1,263 million at market prices, respectively, without making funds available to the buyers to pay the price of these transactions.

At the same time the Bank signed long-term operating leases with these investors on the aforementioned properties for periods of 10, 15, 20, 25 or 30 years (according to the property) and renewable.

The sale agreements also established call options for each of the properties at the termination of each of the lease agreements so that the Bank can repurchase these properties The repurchasing price of these call options will be the market value as determined by an independent expert. Therefore, the Group made a gross profit of €273 and €914 million, recognized under the heading “Gains (losses) in non-current assets held for sale not classified as discontinued operations” in the accompanying consolidated income statements for 2010 and 2009.

Under EU-IFRS (IAS 17), we accounted for this transaction as a sale and lease-back because of:

•	We considered that there is no reasonable certainty that the repurchase option will be exercised, because it is at fair value, and there are no other indicators that we expect would economically force us to exercise the repurchase option; and

•	We completed an analysis of the other main factors of the transaction and concluded that the lease agreements had the characteristics of operating leases, the sale price and lease payments were at fair value so, in effect, there had been a normal sale transaction and the gain on the sale of the properties was recognized immediately in the consolidated statement of income for the year 2009 and 2010.

Under U.S. GAAP (ASC 840-40-25-13) this transaction does not qualify as a sale and lease-back because the existence of a repurchase option of the properties at fair value implies a continuing involvement of the seller-lessee and, consequently, the transaction cannot be considered as a sale.

Accordingly, in order to account for the transaction in conformity with the financing method under ASC 840-40-25-13, we have made an adjustment to:

•	undo the sale, place the properties under repurchase agreement back in the accounting books (€404 million as of December 31, 2010 and €301 million as of December 31,2009) and continue to depreciate them for the year 2010 and 2009 (€11 million and €4 million, respectively);

•	eliminate the profit on sale (€273 million of income as of the date of the transaction in 2010 and €914 million of income as of the date of the transaction in 2010) and create a liability for the total amount of the cash received; and

•	reclassify the operating leases rental payments incurred by the Group (€113 million for the year 2010 and €31 million for year 2009) as interest expense.

3.	VALUATION OF FINANCIAL INSTRUMENTS —

Group’s criteria of accounting for such securities are described in Note 2.2.1. The recognition, measurement and disclosure criteria included in IAS 32 and 39, were applied retrospectively to January 1, 2004 (the date of transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004). Certain debt securities were recognized at fair value of that date under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 through total shareholders’ equity. Therefore in 2009 and 2008, there is an adjustment in the reconciliation of shareholders’ equity to U.S. GAAP to reflect the reversal of the adjustments to the fair value. As of December 31, 2010, such debt securities were amortizated and for that reason there is no adjustment in the reconciliation to US GAAP that affected shareholders’ equity for that concept.

4.	ACCOUNTING OF GOODWILL —

The breakdown of this adjustment is as follows:

				Net Income Attributed
	Shareholders’ Equity			to Parent Company
	2010	2009	2008	2010	2009	2008
	Millions of Euros

Goodwill previous to IFRS1	981	981	981	—	—	—
Reversal of Step Acquisition	2,704	2,330	2,310	—	—	—
Step Acquisition of BBVA Bancomer	(1,194)	(1,171)	(1,170)	(1)	2	1
Adquisition and impairment of Compass	1,182	1,095	398	—	711	—
Others	(16)	97	54	(1)	—	(3)

Adjustment 4 in reconciliation to U.S. GAAP	3,657	3,332	2,573	(2)	713	(2)

The main reasons that generate a difference between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP in goodwill are the following:

Adjustments related to goodwill previous to IFRS 1

The item “Goodwill previous to IFRS 1” refers to certain impairments or amortizations of goodwill accounted for under Spanish GAAP previous to the date of adoption of IFRS-1. These impairments or amortizations were not acceptable under U.S. GAAP because they did not satisfy the ASC 350 requirements. Therefore, there is an adjustment in the reconciliation of shareholders’ equity to U.S. GAAP to reflect the reversal of these impairments and amortizations of goodwill recorded prior to January 1, 2004.

Reversal of step acquisition

Investments acquired subsequent to obtaining control over a company (i.e. transactions involving the purchase of equity interests from minority shareholders) were treated as “equity transactions”. The amount of goodwill recorded under prior GAAP, as of January 1, 2004, transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, was recorded on the transactions performed after control was obtained. These amounts were charged to “non-controlling interests” and the surplus amount was charged to total shareholders’ equity.

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

Millions of euros

Net Worth Adquired	1,207
Investment securities	(32)
Net loans and leases	622
Permises and equipment	(28)
Intangible assets	970
Other assets	189
Time deposits	(124)
Long term debt	(50)
Other liabilities	(490)

Fair value under U.S. GAAP	2,264

The identified intangible assets were related to “core deposits”, which were calculated according to the purchase method and were amortized over a period of 40 months. As of December 31, 2010, all core deposits are amortized. Additionally, the allocated amount of net loans and leases were amortized over a weighted-average period of 3 years.

The “Other liabilities” caption includes basically temporary differences arising from different accounting and tax values of assets and liabilities allocated in the acquisition. Because the amounts allocated to certain assets are non deductible under Spanish Tax Law, additional goodwill and the corresponding deferred tax liabilities have been considered under U.S. GAAP.

Since Bancomer was consolidated by Group BBVA as of July 1, 2000, there are no purchased research and development assets that were acquired and written off.

Acquisition of Compass

On February 16, 2007, BBVA entered into a definitive agreement to acquire 100% of the share capital of Compass. On September 7, 2007, BBVA completed the acquisition.

Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, the amount of goodwill was calculated at the date in which BBVA obtained the control (September 7, 2007). Under US GAAP, EITF Issue No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination provides guidance on the measurement date to be used in a business combination. EITF 99-12 specifies that the value of acquirer’s marketable equity securities issued to effect a purchase business combination should be determinated, pursuant to the guidance in paragraph 22 of FASB Statement No. 141 (ACS 805-20), Business Combinations, based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. The date of measurement of the value of the acquirer’s marketable equity securities should not be influenced by the need to obtain shareholder or regulatory approvals. In addition, paragraph 7 of Issue 2 of ASC 805 states that the measurement date is the earliest date, from the date the terms of the acquisition are agreed to and announced to the date of financial applications of the formula do not result in a change in the number of shares or the amount of other consideration. According to this BBVA considered the announcement date (February 16, 2007) as the measurement date under US GAAP. Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect the different amount of goodwill.

This difference resulted in a reconciling item to shareholders’ equity (an increase of €415 million, €384 million and €398 million as of December 31, 2010, 2009 and 2008, respectively).

Goodwill impairment test

As indicated in Note 2.2.8 of the Consolidated Financial Statements, the Group performed the goodwill impairment test under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

In accordance with the applicable accounting guidance under U.S. GAAP, the Group performs annual tests to identify potential impairment of goodwill. The tests are required to be performed annually and more frequently if events or circumstances indicate a potential impairment may exist. In the first step (“step one”) of the impairment test, the Group compares the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the impairment test is required to be performed to measure the amount of impairment loss, if any. The second step (“step two”) of the impairment test compares the implied fair value of goodwill attributed to each reporting unit to the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination; the Group allocates the fair value determined in the step one for the Reporting Unit (RU) to all of the assets and liabilities of that unit as if the reporting unit had been acquired in business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

As of December 31, 2010, there were no losses due to impairments under US GAAP.

As of December 31, 2009, the results of the goodwill impairment test under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 estimated impairment losses of €1,097 million in the United States Cash-Generating Unit (“CGU”) which were recognized under “Impairment losses on other assets (net) — Goodwill and other tangible assets” in the income statement for 2009. The impairment loss of this unit is attributed to the significant decline in economic and credit conditions in the states in which the Group operates in the United States. The valuations were verified by an independent expert, not the Group’s statutory auditor.

Under U.S. GAAP, the Group tested its identified Reporting Units for impairment as of December 31, 2009. This test indicated a goodwill impairment of €385 million within the United States reporting unit; accordingly, the Group recorded this goodwill impairment charges in 2009. The impairment recognized in the United States

Reporting Unit is attributed to the decrease in revenues caused by the significant decline in U.S. economic conditions.

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

There is a difference in the impairment test of goodwill because under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 there is no step two as required by U.S. GAAP. This difference resulted in a reconciling item to the Net income for the year ended December 31, 2009. This adjustment reflects the reversal of the excess of charges in 2009 to the United States Reporting Unit’s goodwill amounted to €711 million as of December 31, 2009.

Under U.S. GAAP, the BBVA Group’s goodwill assigned to each Reporting Unit as of December, 31, 2010, 2009 and 2008 for impairment test purposes are the following:

	2010	2009	2008
	Millions of euros

The United States	6,975	6,472	7,098
Spain and Portugal	4,282	4,294	4,286
Mexico	2,636	2,302	2,265
Wholesale Banking & Global Market	1,489	1,489	1,489
Pension in South América	294	252	208
Chile	121	104	86
Colombia	236	205	192
Other Reporting Units	13	10	10

Total	16,047	15,128	15,634

5.	ADJUSTMENTS RELATED TO INFLATION-DUE TO IFRS-1

After the transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which is January 1, 2004, none of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies, except for Venezuela which is discussed in Item 16 below. Accordingly, excluding Venezuela, as of December 31, 2010, 2009 and 2008 it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.

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

Under U.S. GAAP, in prior years the financial statements of operating units in a highly inflationary economy were remeasured as if the functional currency of the operating unit were the same as that of the parent reporting currency. For the purposes of this requirement, a highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3 year period. None of the countries where BBVA owned subsidiaries are currently highly inflationary countries, except Venezuela.

The adjustment reflects the reversal of the credits to shareholders’ equity arising from inflation registered in subsidiaries established in “non highly inflationary economies” (decrease of €229 million, €199 million and €192 million as of December 31, 2010, 2009 and 2008, respectively).

6.	ACCOUNTING OF DERIVATIVES —

As of December 31, 2010, the main differences between IAS 39 and ASC 815 that have resulted in reconciling items to net income and shareholders’ equity between IFRS and U.S. GAAP were as follows:

Fair value option

The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 allows for the designation of a financial asset or a financial liability as held at fair value through the profit or loss if one of the criteria described in IAS 39 is met.

ASC 320 allows for the designation of a financial asset or a financial liability as held for trading only if these are acquired and held primarily for resale in the near term to make a profit from short-term movements in market prices.

As of December 31, 2010, 2009 and 2008, we maintained certain financial assets and financial liabilities registered at fair value through the profit or loss under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 which did not meet the conditions to be designated as financial asset or financial liability held for trading under ASC 320. With the adoption of ASC 815-15-25 those financial assets and financial liabilities meet the conditions to be designated as financial asset or financial liability held for trading. However, ASC 815-15-25 not allow retrospective application and for that reason we maintain an adjustment in the reconciliation to U.S. GAAP to reflect in the net income attributable to parent company (an increase of €10 million, a decrease of €6 million and a decrease of €116 million for the years ended December 31, 2010, 2009 and 2008, respectively) and shareholders’ equity (a decrease of €67 million, a decrease of €76 million and a decrease of €70 million as of December 31, 2010,2009 and 2008, respectively).

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

Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect in the net income (an increase of €15 million, a decrease of €34 million and a decrease of €10 million for the years ended December 31, 2010, 2009 and 2008, respectively) and in shareholders’ equity (an increase of €62 million, an increase of €69 million and an increase of €96 million as of December 31, 2010, 2009 and 2008, respectively) the speculative nature of these transactions under U.S. GAAP.

Methods used to assess hedge effectiveness

Even though the methodology to assess the hedge effectiveness is the same under both GAAPs, there are certain adjustments made in order to validate the hedge effectiveness that is permitted under the EU-IFRS required to be applied under the Bank of Spain’s Circul ar 4/2004 and not under U.S. GAAP.

The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 allows to designate a hedging instrument as hedging only a portion of the time period to maturity, and therefore adjust the effectiveness test to comply with the hedging objective. Under U.S. GAAP such hedges are not allowed.

Consequently, there is an adjustment to reverse these partial hedging transactions under U.S. GAAP. This difference resulted in a reconciling item to net income (a decrease of €15 million, an increase of €6 million and a decrease of €2 million for the years ended December 31, 2010, 2009 and 2008) and shareholders’ equity (no impact as of December 31, 2010, an increase of €14 million as of December 31, 2009 and an increase of €9 million as of December 31, 2008) in the reconciliation to U.S. GAAP.

Macro hedges

The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 allows for the designation of a fixed-interest deposit portfolio as a hedged item in a macro-hedge under IAS 39 (see note 15 of the Consolidated Financial Statements) . Under US GAAP those macro hedges are not allowed.

Consequently, there is an adjustment to reverse these macro hedges under U.S. GAAP. This difference resulted in a reconciling item to net income (a decrease of €44 million) and shareholders’ equity (a decrease of €44 million) in the reconciliation to U.S. GAAP as of December 31, 2010.

Other disclosures

The fair value of derivatives that afforded hedge accounting treatment under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 but did not qualify as hedges under U.S. GAAP as of December 31, 2010, 2009 and 2008 amounted positive to €281 million, negative to €4 million, and negative to €8 million, respectively.

The fair value of derivatives that afforded hedge accounting treatment under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and qualify as hedges under U.S. GAAP as of December 31, 2010, 2009 and 2008 amounted to €1,618 million, €2,290 million and €2,615 million, respectively.

7.	LOANS ADJUSTMENTS —

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

For this reason, we included an adjustment in the reconciliation of net income attributed to parent company in 2008 which resulted in a decrease of €1,152 million in net income attributed to parent company in accordance with U.S. GAAP.

As a result of the foregoing, as of December 31, 2008, the “Allowance for loan losses” under U.S. GAAP was very similar to the “Allowance for loan losses” under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004: €7,412 million under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 versus €7,384 million under U.S. GAAP.

As of December 31, 2010 and 2009, there is no significant difference in the balance of “Allowance for loan losses” under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP; for that reason there is no adjustment in the reconciliation to US GAAP that affected net income attributed to parent company statement and shareholders’ equity for that concept.

8.	PENSION PLAN COST —

Under U.S. GAAP, the Group recognized the actuarial gains or losses in the income statement for the year when these losses have been incurred instead of using the corridor approach.

Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, as we mentioned in Note 2.2.12 in the accompanying Consolidated Financial Statements, the Group recognizes the actuarial gains or losses arising on certain defined benefit post-employment commitments directly under the heading “Reserves”

For this reason, we have included an adjustment in the reconciliation of net income attributed to parent company for the year ended December 31, 2010 and 2009 which resulted in a decrease of €64 million and €221 million, respectively, in net income attributed to parent company in accordance with U.S. GAAP and no effect in in shareholders’ equity as of December 31, 2010 and 2009.

9.	TAX EFFECT OF U.S. GAAP ADJUSTMENTS AND DEFERRED TAXATION —

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

As a result of the application of ASC 740-10, Accounting for Income Taxes, the timing differences originated by the revaluation of property and equity securities and by certain provision for coverage of loan losses have been reversed.

On July 13, 2006, the FASB issued ASC 740-10. This statement was issued to provide additional guidance and clarification on accounting for uncertainty in income tax positions. The interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions, as well as increased disclosure requirements with regards to uncertain tax positions.

This interpretation of ASC 740-10 uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than fifty percent likely to be realized. ASC 740 also sets out disclosure requirements to enhance transparency of an entity’s tax reserves.

As a result of the application of ASC 740-10, the Group recorded a decrease of €2 million, a decrease of €19 million and an increase of €7 million in net income attributed to parent company as of December 31, 2010, 2009 and 2008 respectively. Consequently, ASC 740-10 provokes a decrease of €80 million, €78 million and €59 million in shareholders’ equity as of as of December 31, 2010, 2009 and 2008, respectively.

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

ASC 740-10 requires providing a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. As of December 31, 2010, 2009 and 2008 the valuation allowance was €19 million, €20 million and €22 million, respectively.

As required by ASC 740-10, the effects of the change in Spanish tax laws were included in income (see Note 21.3 of theConsolidated Financial Statements).

The following is a reconciliation of the income tax provision under IFRS to that under U.S. GAAP:

	Years Ended December 31,
	2010	2009	2008
	Millions of euros

Income tax provision under IFRS	1,427	1,141	1,541
Tax effect of U.S. GAAP adjustments and deferred taxation	(103)	(103)	(416)

Income tax provision under U.S. GAAP	1,324	1,038	1,125

The following is a reconciliation of the deferred tax assets and liabilities recorded under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and those that should be recorded under ASC 740-10:

	As of December 31,		As of December 31,		As of December 31,
	2010		2009		2008
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	Millions of euros

As reported under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004	5,442	(1,591)	4,993	(1,669)	5,055	(1,282)
Less —
Timing differences recorded under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and reversed in the reconciliation to U.S. GAAP	(467)	(434)	(504)	(417)	(548)	(171)
Tax effect of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP reconciliation adjustments	—	—	—	—	(1)	—
Plus —
Tax effect of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP reconciliation adjustments	377	(49)	302	(66)	119	(106)

As reported under ASC 740 (gross)	5,352	(2,074)	4,791	(2,152)	4,625	(1,559)

Valuation reserve	(19)	—	(20)	—	(22)	—

As reported under ASC 740 (net)	5,333	(2,074)	4,771	(2,152)	4,603	(1,559)

The following is an analysis of deferred tax assets and liabilities as of December 31, 2010, 2009 and 2008 estimated in accordance with U.S. GAAP:

	As of December 31,
	2010	2009	2008
	Millions of euros

Deferred Tax assets
Investments, derivatives and other	1,889	1,360	862
Loan loss reserves	1,648	1,632	1,440
Unrealized losses on securities pension liability	1,405	1,485	1,684
Fixed assets	392	286	44
Net operating loss carryforward	17	26	38
Goodwill	2	2	557

Total deferred tax assets	5,352	4,791	4,625

Valuation reserve	(19)	(20)	(22)

Net tax asset	5,333	4,771	4,603

Deferred tax liabilities
Unrealized gains on securities pension liability	(67)	(22)	(1)
Investments and derivatives	(1,195)	(951)	(335)
Fixed assets	(179)	(91)	(11)
Goodwill	(434)	(465)	(238)
Other	(199)	(622)	(974)

Total deferred tax liabilities	(2,074)	(2,152)	(1,559)

Reconciliation between the federal statutory tax rate and the effective income tax rate is as follows:

	2010	2009	2008
	Percentages

Corporate income tax at the standard rate	30.00	30.00	30.00
Decrease arising from permanent differences	(8.70)	(11.04)	(9.96)
Adjustments to the provision for prior years’ corporate income tax and other taxes	0.92	0.92	2.21
Income tax provision under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004	22.22	19.89	22.25
Tax effect of U.S. GAAP adjustments and deferred taxation under ASC 740	(0.24)	(0.11)	(2.03)
Income tax provision under U.S. GAAP	21.98	19.78	20.22

10.	OTHER COMPREHENSIVE INCOME —

ASC 220-10, Reporting Comprehensive Income establishes standards for disclosing information related to comprehensive income and its components in a full set of general-purpose financial statements.

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

The accumulated balances of other comprehensive income as of December 31, 2010, 2009 and 2008 were as follows:

	Foreign
	Currency		Derivative
	Translation	Unrealized	Instruments and	Total Other
	Adjustments	Gains on	Hedging	Comprehensive
	and Others	Securities	Activities	Income
	Millions of euros

Balance as of December 31, 2008	(6,166)	1,070	477	(4,619)

Changes in 2009	(76)	943	(4)	863

Balance as of December 31, 2009	(6,242)	2,013	473	(3,756)

Changes in 2010	1,784	(1,680)	(531)	(427)

Balance as of December 31, 2010	(4,458)	333	(58)	(4,183)

Taxes allocated to each component of other comprehensive income as of December 31, 2010, 2009 and 2008 were as follows:

	2010			2009			2008
		Tax			Tax			Tax
	Before	Expense	Net of	Before	Expense	Net of	Before	Expense	Net of
	Tax	or	Tax	Tax	or	Tax	Tax	or	Tax
	Amount	Benefit	Amount	Amount	Benefit	Amount	Amount	Benefit	Amount
	Millions of euros

Foreign Currency Translation Adjustments and Others	1,784	—	1,784	(76)	—	(76)	(1,001)	—	(1,001)
Unrealized Gains on Securities	(2,184)	504	(1,680)	1,221	(278)	943	(3,454)	797	(2,657)
Derivative Instruments and Hedging Activities	(691)	159	(531)	(5)	1	(4)	228	(53)	175

Total Other Comprehensive Income	(1,091)	663	(427)	1,140	(277)	863	(4,227)	744	(3,483)

11.	EARNINGS PER SHARE —

ASC 260, Earnings per Share, specifies the computation, presentation and disclosure requirements for earnings per share (EPS).

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

The computation of basic and diluted earnings per share for the year ended December 31, 2010, 2009 and 2008 is presented in the following table:

	Year Ended December 31,
	2010	2009	2008
	Millions of euros, except per share data

Numerator for basic earnings per share:
Income available to common shareholders (IFRS)(*)	4,676	4,228	5,020
Income available to common shareholders (U.S. GAAP)	4,299	3,825	4,070
Numerator for diluted earnings per share:
Income available to common shareholders (IFRS)(*)	4,676	4,228	5,020
Income available to common shareholders (U.S. GAAP)	4,369	3,843	4,070

	Year Ended December 31,
	2010	2009	2008
	Millions of euros, except per share data

Denominator for basic earnings per share
IFRS(*)	3,982,754,198	3,899,289,696	3,846,156,552
U.S. GAAP	3,761,698,126	3,719,162,366	3,706,204,569
Denominator for diluted earnings per share
IFRS(*)	3,982,754,198	3,899,289,696	3,846,156,552
U.S. GAAP	3,982,754,198	3,758,316,634	3,706,204,569
IFRS(*)(**)
Basic earnings per share (Euros)	1.17	1.08	1.31
Diluted earnings per share (Euros)	1.17	1.08	1.31
U.S. GAAP(**)
Basic earnings per share (Euros)	1.14	1.03	1.10
Diluted earnings per share (Euros)	1.10	1.02	1.10

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. The presentation and disclosure requirements for earnings per share (EPS) under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 is presented in Note 5 of the Consolidated Financial Statements.

(**)	At the date of the issuance of these financial statements, the scrip dividend (“Dividendo Opción”) mentioned in Note 4 to the Consolidated Financial Statements is not distributed. Therefore, the conditions to restate the Earning per share under IAS 33 and ASC 260 are not met.

12.	ASC 810- CONSOLIDATION OF SPECIAL PURPOSE ENTITIES —

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

We consolidated the SPEs under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 according to SIC 12 as we controlled them. However, under U.S. GAAP, BBVA does not consolidate the special purpose vehicle (issuer) as we have concluded that we are not the primary beneficiary as considered by ASC 810 for the reasons described below.

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

Consequently, the deconsolidation of the entities described in Note 23.4.3.2 of the Consolidated Financial Statements, has no impact on shareholders’ equity or net income attributed to parent company under U.S. GAAP. These financial instruments that are presented under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 in the caption “Subordinated liabilities — preferences shares” are presented under U.S. GAAP under the caption “Time deposits” (€5,233 million).

13.	OTHER ACCOUNTING STANDARDS EFFECTIVE IN 2010 —

ASC 860 — Transfers and Servicing 166 — Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140

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

This Statement is applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

ASC 810 — Consolidation — Amendments to FASB Interpretation No. 46(R)

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

This Statement is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

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

The Update is effective for the first reporting period (including interim periods) beginning after August 2009. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

ASU No. 2009-15 — Accounting for Own-Share Lending Agreements in Contemplation of Convertible Debt Issuance

This ASU modifies Subtopic 470-20 Debt — Debt with Conversion and Other options. ASC 470-20 addresses the issues arisen when an entity for which the cost to an investment banking firm or third-party investors of borrowing its shares is prohibitive enters into share-lending arrangements that are executed separately but in connection with a convertible debt offering.

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

The Update is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangement outstanding as of the beginning of those fiscal years. Additionally the amendments are to be applied retrospectively for all arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

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

The Update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in Level 3 that will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

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

For entities, other than conduit bond obligors, the provisions of ASU 2010-09, Amendments to Certain Recognition and Disclosure Requirements, are effective upon issuance. Conduit bond obligors are required to apply the ASU’s requirements in fiscal periods ending after June 15, 2010. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

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

The amendments in this Update are effective as of the beginning of a reporting entity’s first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period. The effective date coincides with the effective date for the Statement 167 amendments to ASC 810. Early application is not permitted. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

ASU 2010-19 Foreign Currency (Topic 830) — Foreign Currency Issues: Multiple Foreign Currency Exchange Rates

This ASU amends Section S99 -SEC Materials of Subtopic 830-30 — Foreign Currency Matters — Translation of Financial Statements to establish that, for any SEC registrants, in cases where reported balances for financial reporting purposes differ from the actual U.S. dollar denominated balances, the registrant should make disclosures that inform users of the financial statements as to the nature of these differences.

Venezuela has met the thresholds for being considered highly inflationary and accordingly, calendar year entities that have not previously accounted for their Venezuelan investment as highly inflationary will begin applying highly inflationary accounting beginning January 1, 2010. Upon the application of highly inflationary accounting requirements, a U.S. reporting currency parent and subsidiary effectively utilize the same currency (U.S. dollars) and accordingly there should no longer be any differences between the amounts reported for financial reporting purposes and the amount of any underlying U.S. dollar denominated values that are held by the subsidiary.

This ASU also amends section S99 of Subtopic 830-30 to require that, for any SEC registrants, any differences that may have existed prior to applying highly inflationary accounting requirements between the reported balances for financial reporting and the U.S. dollar denominated balances should be recognized in the income statement at the time of adoption of highly inflationary accounting, unless the registrant can document that the difference was previously recognized as a cumulative translation adjustment (in which case the difference should be recognized as an adjustment to the cumulative translation adjustment).

The provisions of this ASU are effective upon issuance (May 11, 2010). The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

ASU 2010-20 Receivables (Topic 310) — Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses and ASU 2011-01 Receivables (Topic 310 ) Deferral of the Effective date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20

ASU 2010-20 amends Topic 605 to enhance disclosures about the credit quality of financing receivables and the allowance for credit losses.

Existing disclosures are amended to require an entity to provide the following disclosures about its financing receivables on a disaggregated basis:

•	A rollforward schedule of the allowance for credit losses from the beginning of the reporting period to the end of the reporting period on a portfolio segment basis, with the ending balance further disaggregated on the basis of the impairment method

•	For each disaggregated ending balance in item (1) above, the related recorded investment in financing receivables

•	The nonaccrual status of financing receivables by class of financing receivables

•	Impaired financing receivables by class of financing receivables.

The ASU also requires an entity to provide the following additional disclosures about its financing receivables:

•	Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables

•	The aging of past due financing receivables at the end of the reporting period by class of financing receivables

•	The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses

•	The nature and extent of financing receivables modified as troubled debt restructurings within the previous 12 months that defaulted during the reporting period by class of financing receivables and their effect on the allowance for credit losses

•	Significant purchases and sales of financing receivables during the reporting period disaggregated by portfolio segment.

For public entities the amendments in this update are effective for interim and annual reporting periods ending on or after December 15, 2010.

ASU 2011-01 defers the effective date of ASU 2010-20 for the new disclosures about troubled debt restructurings for public entities so that it will be the same as the effective date for the guidance for determining what constitutes a troubled debt restructuring. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU 2010-25 Plan Accounting — Defined Contribution Pension Plans (Topic 962)

This ASU amends Topic 962 to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans.

Participant loans are currently classified as investments and are usually measured at fair value. The amendments in this Update require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

The amendments in this Update should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. Early adoption is permitted. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

14.	NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE AS OF DECEMBER 31, 2010

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

The Update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU No. 2009-14 Software (ASC 985-605) — Certain Revenue Arrangements That Include Software Elements

This ASU changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and nonsoftware components those functions together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue guidance in subtopic 958-605. Additionally, the amendments establish that if an undelivered element relates to a deliverable within the scope of Subtopic 985-605 and a deliverable excluded from the scope of Subtopic 985-605, the undelivered element shall be bifurcated into a software deliverable and a nonsoftware deliverable.

The Update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. A vendor is required to adopt the amendments in the same period using the same transition method that it uses to adopt the amendments in Update 2009-13 Revenue Recognition (ASC 605-25) -Multiple-Deliverable Revenue Arrangements. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU 2010-13 Compensation — Stock Compensation (Topic 718) — Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades

This ASU amends Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity.

The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this Update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. Earlier application is permitted. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU 2010-15 Financial Services — Insurance (Topic 944) — How Investments Held through Separate Accounts Affect an Insurer’s Consolidation Analysis of Those Investments

This ASU amendmends Subtopic 944-80 Financial Services — Insurance — Separate Accounts to clarify that:

•	An insurance entity should not consider any separate account interests held for the benefit of policy holders in an investment to be the insurer’s interests and should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation, unless the separate account interests are held for the benefit of a related party policy holder as defined in the Variable Interest Subsections of Subtopic 810-10 Consolidation-Overall and those subsections require the consideration of related parties.

•	For the purpose of evaluating whether the retention of specialized accounting for investments in consolidation is appropriate, a separate account arrangement should be considered a subsidiary.

•	An insurer is not required to consolidate an investment in which a separate account holds a controlling financial interest if the investment is not or would not be consolidated in the standalone financial statements of the separate account.

This ASU also provides guidance on how an insurer should consolidate an investment fund in situations in which the insurer concludes that consolidation is required.

The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2010. Early adoption is permitted. The amendments in this Update should be applied retrospectively to all prior periods upon the date of adoption. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU 2010-17 Revenue Recognition — Milestone Method (Topic 605) — Milestone Method of Revenue Recognition

This ASU amends Topic 605 to determine when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The amendments establish that a vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive.

A milestone should be considered substantive in its entirety and may not be bifurcated. Whether a milestone is substantive has to be determined at the inception of the arrangement and the following criteria should be met for a milestone to be considered substantive:

•	Be commensurate with either a)The vendor’s performance to achieve the milestone, or b)The enhancement of the value of the item delivered as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone

•	Relate solely to past performance

•	Be reasonable relative to all deliverables and payment terms in the arrangement.

An arrangement may include more than one milestone, and each milestone should be evaluated separately to determine whether the milestone is substantive. Accordingly, an arrangement may contain both substantive and nonsubstantive milestones.

A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of the amendments in this Update is a policy election. Other proportional revenue recognition methods also may be applied as long as the application of those other methods does not result in the recognition of consideration in its entirety in the period the milestone is achieved.

The amendments in this Update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. A vendor may elect, but is not required, to adopt the amendments in this Update retrospectively for all prior periods. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU 2010-18 Receivables (Topic 310) — Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset

As a result of the amendments in this Update, modifications of loans that are accounted for within a pool under Subtopic 310-30 Receivables-Loans and Debt Securities acquired with Deteriorated Credit Quality do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. Accounting for troubled debt restructuring would not apply to individual loans within a pool, and modified loans should remain within the pool. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change.

The amendments in this Update are effective for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010. The amendments are to be applied prospectively. Early application is permitted. Upon initial adoption of the guidance in this Update, an entity may make a onetime election to terminate accounting for loans as a pool under Subtopic 310-30. This election may be applied on a pool-by-pool basis. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU 2010-26 Financial Services — Insurance (Topic 944) Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

This ASU amends Topic 944 to clarify which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral, and specify that the following costs incurred in the acquisition of new and renewal contracts should be capitalized:

1. Incremental direct costs of contract acquisition. Incremental direct costs are those costs that result directly from and are essential to the contract transaction(s) and would not have been incurred by the insurance entity had the contract transaction(s) not occurred.

2. Certain costs related directly to the following acquisition activities performed by the insurer for the contract:

a. Underwriting

b. Policy issuance and processing

c. Medical and inspection

d. Sales force contract selling.

The costs related directly to those activities include only the portion of an employee’s total compensation (excluding any compensation that is capitalized as incremental direct costs of contract acquisition) and payroll-related fringe benefits related directly to time spent performing those activities for actual acquired contracts and other costs related directly to those activities that would not have been incurred if the contract had not been acquired.

3. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the direct-response advertising guidance in Subtopic 340-20, Other Assets and Deferred Costs — Capitalized Advertising Costs, are met.

The amendments in this Update should be applied prospectively for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. Retrospective application to all prior periods presented upon the date of adoption also is permitted, but not required. Early adoption is permitted, but only at the beginning of an entity’s annual reporting period. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU 2010-28 Intangibles — Goodwill and Other (Topic 350) When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts

Under Topic 350 on goodwill and other intangible assets, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed (either on an annual or interim basis), an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2).

The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist.

For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU 2010-29 Business Combinations (Topic 805) Disclosure of Supplementary Pro Forma Information for Business Combinations

This ASU amends Topic 805 to clarify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.

The amendments also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

15.	OTHER INFORMATION — VENEZUELA

As indicated in Note 2.2.23 of the Consolidated Financial Statements, the Venezuelan economy was considered to be hyperinflationary as defined by the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. Accordingly, as of December 31, 2010 and 2009, it was necessary to adjust the financial statements of the Group’s subsidiaries established in Venezuela to correct them for the effect of inflation.

However, until 2010 the Venezuelan economy has not met the requirements to be considered highly inflationary economy under U.S. GAAP.

This difference, along with differences in accounting for the effects of hyperinflation, would result in a reconciling item to the Consolidated Financial Statements as of and for the year ended December 31, 2010 and 2009. However, as BBVA accounts for hyperinflationary economies in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”, it is availing itself of the accommodation in Item 17(c)(2)(iv) of Form 20-F to exclude from the reconciliation to US GAAP the effects of differences in accounting for Venezuela as a highly inflationary economy. Therefore, the reconciliation complies with Item 18 of Form 20-F, which is different from the requirements of US GAAP in this regard.

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

Following are the consolidated balance sheets of the BBVA Group as of December 31, 2010, 2009 and 2008 and the consolidated statement of income for each of the years ended December 31, 2010, 2009 and 2008, in the format for banks and bank holding companies required by Regulation S-X of the Securities and Exchange Commission of the United States of America, and, accordingly, prepared under U.S. GAAP (after reconciliation adjustments described above in Note 60.A)

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010, 2009 AND 2008
(U.S. GAAP)

	2010	2009	2008
	Millions of euros

ASSETS
Cash and due from banks	7,435	7,568	11,862
Interest-bearing deposits in other banks	34,714	28,350	31,831
Securities purchased under agreements to resell	2,331	3,652	6,480
Trading securities	66,057	72,070	75,063
Investment securities	66,401	68,978	53,416
Net Loans & Leases:
Loans and leases net of unearned income	349,642	331,693	340,958
Less: Allowance for loan losses	(9,801)	(9,004)	(7,404)
Hedging Derivatives	3,665	3,663	3,929
Premises and equipment, net	6,605	6,353	6,462
Investments in affiliated companies	4,547	2,922	1,467
Intangible assets	1,058	852	780
Due from customers on acceptances	—	—	—
Goodwill in consolidation	16,047	15,128	15,634
Accrual Accounts	538	581	383
Other assets	12,528	10,788	8,176

Total assets	561,767	543,594	549,037

LIABILITIES AND EQUITY
Liabilities
Bank acceptances outstanding	—	—	—
Demand Deposits	74,763	68,655	69,009
Saving deposits	51,141	50,639	46,732
Time deposits	148,884	152,933	166,322
Due to Bank of Spain	2	10,930	37
Trading account liabilities	37,212	32,830	43,009
Hedging derivatives	1,704	1,306	1,226
Short term borrowings	63,844	68,985	61,832
Long-term debt	111,251	92,843	100,147
Taxes payable	2,678	2,690	1,835
Accounts payable	6,596	5,624	7,420
Accrual accounts	2,162	2,079	1,918
Pension allowance	5,981	6,246	6,359
Other provisions	2,341	2,313	2,319
Others liabilities	9,032	8,054	7,242

Total liabilities	517,591	506,127	515,407

Shareholder’s equity
Common stocks	2,201	1,836	1,836
Additional paid-in capital	17,104	12,453	12,770
Dividends	(1,067)	(1,000)	(1,820)
Other capital instruments	(553)	(224)	(720)
Retained earnings	25,128	23,107	20,678

Total shareholder’s equity	42,813	36,172	32,744

Non-controlling interest	1,363	1,295	886

Total Equity	44,176	37,467	33,630

Total liabilities and equity	561,767	543,594	549,037

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED
DECEMBER 31, 2010, 2009 AND 2008
(U.S. GAAP)

	2010	2009	2008
	Millions of euros

Interest Income
Interest and fees on loans and leases	16,448	18,670	24,141
Interest on deposits in other banks	1,326	1,489	1,722
Interest on securities purchased under agreements to resell	123	201	517
Interest on investment securities	3,652	3,829	4,479

Total interest income	21,549	24,188	30,859

Interest Expense
Interest on deposits	(4,838)	(6,139)	(12,982)
Interest on Bank of Spain & Deposit Guarantee Fund	(120)	(79)	(368)
Interest on short-term borrowings	(1,283)	(1,504)	(2,168)
Interest on long term debt	(1,102)	(1,749)	(3,199)

Total interest expense	(7,343)	(9,471)	(18,717)

Net Interest Income	14,206	14,718	12,142

Provision for loan losses	(4,563)	(5,199)	(3,956)

Net Interest Income after provison for loan losses	9,643	9,519	8,186

Non-interest income
Contingent liabilities (collected)	282	260	243
Collection and payments services (collected)	2,500	2,573	2,656
Securities services (collected)	1,651	1,636	1,895
Other transactions (collected)	949	835	746
Ceded to other entities and correspondents (paid)	(545)	(572)	(662)
Other transactions (paid)	(254)	(263)	(326)
Gains (losses) from:
Affiliated companies’ securities	364	122	306
Investment securities	497	231	1,578
Foreign exchange, derivatives and other ,net	1,174	970	382
Other gains (losses)	3,415	3,474	3,657

Total non-interest income	10,033	9,267	10,473

Non-interest expense
Salaries and employee benefits	(4,814)	(4,651)	(4,716)
Occupancy expense of premises, depreciation and maintenance, net	(1,400)	(1,306)	(1,348)
General and administrative expenses	(2,642)	(2,368)	(2,423)
Impairment of goodwill	(14)	(388)	—
Net provision for specific allowances	(547)	(680)	(1,431)
Other expenses	(4,247)	(4,145)	(3,182)

Total non-interest expense	(13,664)	(13,539)	(13,100)

Income Before Taxes	6,012	5,248	5,559

Income Tax expense	(1,324)	(1,038)	(1,124)

Net Income	4,688	4,210	4,435

Less: net income attributed to the non-controlling interests	(389)	(385)	(365)

Net income attributed to parent company	4,299	3,825	4,070

3.	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY —

Composition of shareholders’ equity (considering the final dividend) as of December 31, 2010, 2009 and 2008, is presented in Note 27, 28, 29 and 30. The variation in shareholders’ equity under U.S. GAAP as of December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
	Millions of euros

Balance at the begining of the year	36,172	32,744	35,384
Capital increase	5,015	—	—
Net income of the year	4,299	3,825	4,070
Interim Dividends	(1,067)	(1,000)	(1,820)
Other Comprehensive income	(427)	863	(3,481)
Foreign currency translation adjust	1,784	(76)	(1,001)
Unrelaized Gains on Securities	(1,680)	943	(2,656)
Derivatives Instruments and Hedging activities (SFAS 133)	(531)	(4)	176
Other variation(*)	(1,179)	(260)	(1,409)

Balance at the end of the year	42,813	36,172	32,744

(*)	Includes €558 million and €1,002 million in 2010 and 2008, respectively, corresponding to the final dividend of 2009 and 2007, respectively.

C)	MAIN DISCLOSURES REQUIRED BY U.S. ACCOUNTING REGULATIONS FOR BANKS AND ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP

1. Investment Securities — The breakdown of the Group’s investment securities portfolio by issuer is as follows:

	As of December 31, 2010				As of December 31, 2009				As of December 31, 2008
	Amortized	Fair	Unrealized	Unrealized	Amortized	Fair	Unrealized	Unrealized	Amortized	Fair	Unrealized	Unrealized
	Cost	Value	Gains	Losses	Cost	Value	Gains	Losses	Cost	Value	Gains	Losses
	Millions of euros				Millions of euros				Millions of euros

DEBT SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic -	21,929	20,566	107	(1,470)	24,577	24,869	487	(195)	11,743	11,910	229	(62)
Spanish Government	16,543	15,337	58	(1,264)	18,312	18,551	309	(70)	6,233	6,371	138	—
Other debt securities	5,386	5,229	50	(206)	6,265	6,318	178	(125)	5,510	5,539	91	(62)
Central Banks	—	—	—	—	—	—	—	—	9	9	—	—
Credit institutions	4,221	4,090	24	(156)	5,097	5,202	134	(29)	4,330	4,338	44	(36)
Other issuers	1,165	1,139	25	(50)	1,168	1,116	44	(96)	1,171	1,192	47	(26)
International -	30,108	30,309	1,081	(880)	31,868	32,202	1,067	(733)	28,108	27,920	586	(774)
United States -	6,850	6,832	216	(234)	6,804	6,805	174	(173)	10,573	10,442	155	(286)
U.S. Treasury and other U.S. Government agencies	579	578	6	(8)	414	416	4	(2)	444	444	—	—
States and political subdivisions	187	193	7	(1)	214	221	7	—	382	396	15	(1)
Other debt securities	6,084	6,061	203	(225)	6,176	6,168	163	(171)	9,747	9,602	140	(285)
Central Banks	—	—	—	—	—	—	—	—	240	242	13	(12)
Credit institutions	2,982	2,873	83	(191)	2,597	2,610	50	(37)	4,341	4,327	55	(70)
Other issuers	3,102	3,188	120	(34)	3,579	3,558	113	(134)	5,166	5,033	71	(204)
Other countries — (*)	23,258	23,477	865	(646)	25,064	25,397	893	(560)	17,535	17,478	431	(488)
Securities of other foreign Governments(**)	15,733	15,958	610	(386)	17,058	17,363	697	(392)	9,624	9,653	261	(232)
Other debt securities	7,525	7,519	254	(261)	8,006	8,034	196	(168)	7,911	7,825	170	(256)
Central Banks	945	945	1	(0)	1,296	1,297	1	—	1,045	1,045	—	—
Credit institutions	4,983	4,998	205	(190)	4,795	4,893	185	(87)	5,934	5,958	167	(143)
Other institutions	1,597	1,576	49	(70)	1,915	1,844	10	(81)	932	823	3	(113)

TOTAL AVAILABLE FOR SALE PORTFOLIO	52,037	50,875	1,188	(2,350)	56,445	57,071	1,554	(928)	39,851	39,830	815	(836)

HELD TO MATURITY PORTFOLIO
Domestic -	7,503	6,771	2	(734)	2,626	2,624	29	(31)	2,392	2,339	7	(60)
Spanish Government	6,611	5,942	2	(671)	1,674	1,682	21	(13)	1,412	1,412	7	(7)
Other debt securities	892	829	0	(63)	952	942	8	(18)	980	927	—	(53)
Central Banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	290	277	—	(13)	342	344	6	(4)	342	344	—	(10)
Other institutions	602	552	—	(50)	610	598	2	(14)	638	583	—	(43)
International -	2,443	2,418	16	(41)	2,811	2,869	71	(13)	2,890	2,882	25	(33)
Securities of other foreign Governments	2,181	2,171	10	(20)	2,399	2,456	64	(7)	2,432	2,437	22	(17)
Other debt securities. Credit Institutions	262	247	6	(21)	412	413	7	(6)	458	445	3	(16)

TOTAL HELD TO MATURITY PORTFOLIO	9,946	9,189	18	(775)	5,437	5,493	100	(44)	5,282	5,221	32	(93)

TOTAL DEBT SECURITIES	61,983	60,064	1,206	(3,125)	61,882	62,564	1,654	(972)	45,133	45,051	847	(929)

(*)	Includes Mexico. As of December 31, 2010 the total fair value of Mexican debt securities amounted to €10,547 million of which Mexican Government and other government agency debt securities amounted to € 9,858 million and credit institutions amounted to €579 million.

(**)	Consists mainly of securities held by our subsidiaries issued by the Governments of the countries where they operate. As of December 31, 2010 the fair value of Securities of other foreign Governments included €9,858 million of Mexican Government and other government agency debt securities.

For credit quality information related with the rating of the debt securities see Note 12 and 14 of the Consolidated Financial Statements.

	As of December 31, 2010				As of December 31, 2009				As of December 31, 2008
	Amortized	Fair	Unrealized	Unrealized	Amortized	Fair	Unrealized	Unrealized	Amortized	Fair	Unrealized	Unrealized
	Cost	Value	Gains	Losses	Cost	Value	Gains	Losses	Cost	Value	Gains	Losses
	(Millions of euros)				(Millions of euros)				(Millions of euros)

EQUITY SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic -	3,403	4,608	1,212	(7)	3,682	5,408	1,738	(12)	3,581	4,675	1,189	(96)
Equity listed	3,378	4,583	1,212	(7)	3,656	5,383	1,738	(12)	3,545	4,639	1,189	(95)
Equity Unlisted	25	25	—	—	25	25	—	—	37	36	—	(1)
International -	927	973	71	(25)	948	1,041	121	(28)	3,407	3,274	8	(141)
United States -	605	662	56	—	641	737	104	(8)	664	654	—	(11)
Equity listed	11	13	1	—	16	8	—	(8)	38	28	—	(11)
Equity Unlisted	594	649	55	—	625	729	104	(0)	626	626	—	(0)
Other countries -	322	311	15	(25)	307	304	17	(20)	2,743	2,620	8	(130)
Equity listed	258	240	7	(25)	250	242	12	(20)	2,545	2,416	1	(130)
Equity Unlisted	64	71	8	(0)	57	62	5	(0)	198	205	7	(0)

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,330	5,581	1,283	(32)	4,630	6,450	1,860	(40)	6,988	7,949	1,197	(237)

TOTAL EQUITY SECURITIES	4,330	5,581	1,283	(32)	4,630	6,450	1,860	(40)	6,988	7,949	1,197	(237)

TOTAL INVESTMENT SECURITIES	66,313	65,645	2,489	(3,156)	66,512	69,014	3,514	(1,012)	52,122	53,001	2,044	(1,166)

The total amount of losses amounted to €3,776 million, €1,461 million and €1,368 million as of December 31, 2010, 2009 and 2008, respectively.

	As of December 31,
	2010	2009	2008
	Millions of euros

Equity securities	(429)	(226)	(26)
Debt securities	(190)	(223)	(176)
(1) Total impairments other-than-temporary (charged to income under both GAAP)	(619)	(449)	(202)
Equity securities	(32)	(40)	(237)
Debt securities	(3,125)	(972)	(929)
(2) Total temporary unrealized losses	(3,157)	(1,012)	(1,166)

(1)+(2) Total unrecognized losses	(3,776)	(1,461)	(1,368)

As of December 31, 2010, the fair value of the debt securities is below its amortized cost.

As of December 31, 2010 most of our unrealized losses correspond to Spanish Government debt securities (both Available-for-sale and Held-to-maturity securities).

As of December 31, 2010 the total unrealized losses generated 12 months prior to such date were 10.2% of total unrealized losses of debt securities (both Available-for-sale and Held-to-maturity securities). However, we can concluded that they are temporary and no impairment has been estimated following an analysis of these unrealized losses, because: the payment deadlines for interests have been met for all debt securities, there is no evidence that the issuer will not continue meeting the payment terms, the future payments of principal and interest are sufficient to recover the cost of the debt securities and, for Held-to-maturity securities, we have the intent to hold the security until maturity or at least until the fair value of the security recovers to a level that exceeds the security’s amortized cost.

As of December 31, 2010, the unrealized losses that correspond to equity securities have been considered temporary and we have not recognized any other-than-temporary impairment for those investments because the unrealized losses related to them have mainly arisen due to the negative evolution of the markets affected by the economic situation.

An analysis of the carrying amount of investments, exclusive of valuation reserves, by contractual maturity and fair value of the debt securities portfolio is shown below:

	December 31, 2010
	Carrying Amount
		Due After	Due After
	Due in One	One Year to	Five Years to	Due After
	Year or Less	Five Years	Ten Years	Ten Years	Total
	Millions of euros

AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	982	8,650	3,197	2,507	15,337
Other debt securities	1,303	2,613	438	876	5,229

Total Domestic	2,285	11,263	3,635	3,383	20,566

International
United States	525	2,971	2,340	995	6,832
U.S. Treasury and other U.S. government agencies	108	195	65	210	578
States and political subdivisions	29	93	59	12	193
Other U.S. securities	389	2,683	2,216	773	6,061
Other countries	3,075	11,436	3,571	5,395	23,477
Securities of other foreign governments	690	9,156	2,547	3,565	15,958
Other debt securities of other countries	2,385	2,280	1,024	1,830	7,519

Total International	3,601	14,407	5,911	6,390	30,309

TOTAL AVAILABLE-FOR-SALE	5,886	25,670	9,546	9,773	50,875

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	75	98	3,107	3,330	6,610
Other debt securities	38	645	210	—	893

Total Domestic	113	743	3,317	3,330	7,503

Total International	616	1,392	209	226	2,443

TOTAL HELD-TO-MATURITY	729	2,135	3,526	3,556	9,946

TOTAL DEBT SECURITIES	6,615	27,805	13,072	13,329	60,821

	December 31, 2010
	Market Value
		Due After	Due After
	Due in One	One Year to	Five Years to	Due After
	Year or Less	Five Years	Ten Years	Ten Years	Total
	Millions of euros

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	76	98	2.859	2.909	5.942
Other debt securities	37	612	180	—	829

Total Domestic	113	710	3.039	2.909	6.771

Total International	617	1.372	202	227	2.418

TOTAL HELD-TO-MATURITY	730	2.082	3.241	3.136	9.189

	As of December 31, 2009
	Carrying Amount
		Due After	Due After
	Due in One	One Year to	Five Years to	Due After
	Year or Less	Five Years	Ten Years	Ten Years	Total
	Millions of euros

AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	127	10,536	5,116	2,772	18,551
Other debt securities	576	4,422	283	1,037	6,318

Total Domestic	703	14,958	5,399	3,809	24,869

International
United States	838	2,586	1,597	1,784	6,805
U.S. Treasury and other U.S. government agencies	223	53	—	140	416
States and political subdivisions	36	84	79	22	221
Other U.S. securities	579	2,449	1,518	1,622	6,168
Other countries	2,254	9,318	3,614	10,211	25,397
Securities of other foreign governments	934	5,929	2,454	8,046	17,363
Other debt securities of other countries	1,320	3,389	1,160	2,165	8,034

Total International	3,092	11,904	5,211	11,995	32,202

TOTAL AVAILABLE-FOR-SALE	3,795	26,862	10,610	15,804	57,071

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	5	181	1,425	63	1,674
Other debt securities	50	486	294	122	952

Total Domestic	55	667	1,719	185	2,626

Total International	215	790	1,590	216	2,811

TOTAL HELD-TO-MATURITY	270	1,457	3,309	401	5,437

TOTAL DEBT SECURITIES	4,065	28,319	13,919	16,205	62,508

	As of December 31, 2009
	Market Value
		Due After	Due After
	Due in One	One Year to	Five Years to	Due After
	Year or Less	Five Years	Ten Years	Ten Years	Total
	Millions of euros

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	5	181	1,433	63	1,682
Other debt securities	50	482	287	123	942

Total Domestic	55	663	1,720	186	2,624

Total International	217	808	1,623	221	2,869

TOTAL HELD-TO-MATURITY	272	1,471	3,343	407	5,493

	December 31, 2008
	Carrying Amount
		Due After	Due After
	Due in One	One Year to	Five Years to	Due After
	Year or Less	Five Years	Ten Years	Ten Years	Total
	Millions of euros

AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	119	6,694	4,003	3,829	14,645
Other debt securities	1,067	3,732	278	835	5,912

Total Domestic	1,186	10,426	4,281	4,664	20,557

International
United States	985	3,083	1,784	1,410	7,262
U.S. Treasury and other U.S. government agencies	160	18	—	245	423
States and political subdivisions	70	145	159	52	426
Other U.S. securities	755	2,920	1,625	1,113	6,413
Other countries	2,603	9,799	5,438	3,960	21,800
Securities of other foreign governments	666	7,483	4,018	2,088	14,255
Other debt securities of other countries	1,937	2,316	1,420	1,872	7,545

Total International	3,588	12,882	7,222	5,370	29,062

TOTAL AVAILABLE-FOR-SALE	4,774	23,308	11,503	10,034	49,619

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	110	118	1,053	54	1,335
Other debt securities	54	212	550	128	944

Total Domestic	164	330	1,603	182	2,279

Total International	85	918	1,594	223	2,820

TOTAL HELD-TO-MATURITY	249	1,248	3,197	405	5,099

TOTAL DEBT SECURITIES	5,023	24,556	14,700	10,439	54,718

	December 31, 2008
	Market Value
		Due After	Due After
	Due in One	One Year to	Five Years to	Due After
	Year or Less	Five Years	Ten Years	Ten Years	Total
	Millions of euros

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	110	119	1,055	54	1,338
Other debt securities	52	203	525	122	902

Total Domestic	162	322	1,580	176	2,240

Total International	83	924	1,607	226	2,840

TOTAL HELD-TO-MATURITY	245	1,246	3,187	402	5,080

(*)	As we describe in Note 2.2.1 carrying amount and market value are the same for “Trading portfolio” and “Available for sale portfolio”

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

As of December 31, 2010, 2009 and 2008 the net gains from sales of available-for-sale securities amounted to €653 million €504 million and €1,723 million, respectively (see Note 44 and 52). As of December 31, 2010, 2009 and 2008 the gross realized gains on those sales amounted to €814 million, €672 million and €1,150 million, respectively. As of December 31, 2010, 2009 and 2008 the gross realized losses on those sales amounted to €161 million (of which €122 million corresponds to debt securities and €39 million corresponds to other equity instruments), €167 million (of which €70 million corresponds to debt securities and €97 million corresponds to other equity instruments) and €154 million (of which €58 million corresponds to debt securities and €96 million corresponds to other equity instruments), respectively.

2.	LOANS AND ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN —

The balance of the recorded investment in impaired loans (substandard loans) and of the related valuation allowance as of December 31, 2010 is as follows:

As of December 31,
2010
Millions of euros

Impaired loans requiring no reserve	281
Impaired loans requiring valuation allowance	15,080

Total impaired loans	15,361

Valuation allowance on impaired loans	5,482

The roll-forward allowance is shown in Note 7.1 of the Consolidated Financial Statements.

The related amount of interest income recognized during the time within that period that the loans were impaired was:

As December 31,
2010
Millions of euros

Interest revenue that would have been recorded if accruing	1,717
Net interest revenue recorded	203

3.	INVESTMENTS IN AND INDEBTEDNESS OF AND TO AFFILIATES —

For aggregated summarized financial information with respect to significant affiliated companies for the year ended December 31, 2010 see Note 17 and Appendix IV for detailed information of investments in associates.

4.	DEPOSITS —

The breakdowns of deposits from credit entities and customers by domicile and type are included in Note 23 of the accompanying consolidated financial statements.

As of December 31, 2010, 2009 and 2008, the time deposits, both domestic and international, (other than interbank deposits) in denominations of €75,364 (approximately US$100,000) or more were €83,516 million, €96,164 million and €97,923 million, respectively.

5.	SHORT-TERM BORROWINGS —

The information about “Short-Term borrowings” required under S-X Regulations is as follows:

	As of December 31,
	2010		2009		2008
		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate
	(In millions of euro, except percentages)

Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of December 31,	39,587	2.03%	26,171	2.43%	28,206	4.66%
Average during year	31,056	2.17%	30,811	2.71%	34,729	5.62%
Maximum quarter-end balance	39,587	—	28,849	—	34,202	—
Bank promissory notes:
As of December 31,	13,215	0.91%	29,578	0.50%	20,061	3.70%
Average during year	24,405	0.55%	27,434	1.28%	15,661	4.57%
Maximum quarter-end balance	28,937	—	30,919	—	20,061	—
Bonds and Subordinated debt :
As of December 31 ,	11,041	2.57%	13,236	2.54%	13,565	4.66%
Average during year	10,825	3.20%	14,820	3.20%	12,447	5.18%
Maximum quarter-end balance	13,184	—	15,609	—	15,822	—

Total short-term borrowings at December 31	63,844	1.89%	68,985	1.62%	61,832	4.35%

As of December 31, 2010, 2009 and 2008, short-term borrowings include €16,396 million. €17,419 million, and €13,018 million, respectively, of securities sold under agreements to repurchase from Bank of Spain and other Spanish and foreign financial institutions.

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

U.S. GAAP ASC 815 is more restrictive than IAS 39, Financial Instruments: recognition and measurement, on the types of risks that may be hedged and therefore certain hedging relationships have been discontinued under U.S. GAAP.

Paragraph 21.f. of ASC 815 defines the risks that may be hedged as only one of (or a combination of) the following:

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

Under ASC 815 the accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

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

9.	EMPLOYERS’ DISCLOSURES ABOUT POSTRETIREMENT BENEFIT PLAN ASSETS (ASC 715-20)

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

The main principles of this policy are summarized below:

•	Fixed income as the only category of allowed assets. Preference for government bonds.

•	No currency risk allowed in asset allocation

•	Requirement of specific levels of liquidity in order to meet the expected cash flow liabilities.

•	Systematized controls in duration, limiting the asset-liabilities duration gaps.

•	Standardized limitation in inflation risk.

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

On average, as of December 31, 2010 the degree of local implementation of the current investment policy for plan assets is, in its most significant aspects, well advanced with nearly 91% of assets invested in fixed income (mostly government bonds) and around 7% in equity and 2% in other assets.

Measurement of plan assets is set using market quoted prices as the underlying assets are market quoted and priced instruments. In addition, no significant concentrations of risks within plan assets have been identified as of December 31, 2010 and investments of the plans are deemed to be sufficiently diversified.

10.	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (ASC 825-10) —

See Note 8 of the Consolidated Financial Statements for disclosures about Fair Value of Financial Instruments, as required by ASC 825-10.

11.	SEGMENT INFORMATION —

See Note 6 of the Consolidated Financial Statements, for a detail of the segment information under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

12.	BUSINESS COMBINATION IN 2010 —

See Note 3 of the Consolidated Financial Statements for information of Business combinations.

13.	“UNRECOGNIZED TAX BENEFITS” (ASC 605-15) —

As of December 31, 2010 and December 31, 2009, the Group’s unrecognized tax benefits, including related interest expense and penalties was €1,091 million and €1,052 million, respectively, of which €701 million, if recognized, would reduce the annual effective tax rate. As the Group is presently under audit by number of tax authorities, it is reasonably possible that unrecognized tax benefits could change significantly over the next 12 months. The Group does not expect that any such changes would have a material impact on its annual effective tax rate.

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

The following is a roll-forward of the Bank’s ASC 605-15 unrecognized tax benefits from December 31, 2008 to December 31, 2010.

Millions of euros

Total unrecognized tax benefits as of December 31, 2008	1,136
Net amount of increases for current year’s tax positions	3
Gross amount of increases for prior years’ tax positions	113
Gross amount of decreases for prior years’ tax positions	(9)
Foreign exchange, acquisitions and others	(191)
Total unrecognized tax benefits as of December 31, 2009	1,052
Net amount of increases for current year’s tax positions	7
Gross amount of increases for prior years’ tax positions	77
Gross amount of decreases for prior years’ tax positions	(7)
Foreign exchange, acquisitions and others	(38)
Total unrecognized tax benefits as of December 31, 2010	1,091

The Group classifies interest as interest expense but penalties are classified as tax expense. During the year 2010, the Group recognized approximately €34 million in interest and penalties. The Group had approximately €333 million for the payment of interest and penalties accrued as of December 31, 2010.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax Year

Spain	2004 - 2010
United States	2005 - 2010
Puerto Rico	2006 - 2010
Peru	2006 - 2010
Colombia	2005 - 2010
Argentina	2005 - 2010
Venezuela	2004 - 2010
Mexico	2005 - 2010

14.	DISCLOSURES ABOUT DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (ASC 815-10-50 — DERIVATIVES AND HEDGING) —

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

See Note 10, 15, 39 and 44 of the Consolidated Financial Statements for disclosures about derivative instruments and hedging activities, as required by ASC 815-10-5.

15.	DISCLOSURES ABOUT THE CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR CREDIT LOSSES (ASC 310) —

In 2010 the FASB issued ASU 2010-20, which amends ASC 310 to enhance disclosures about the credit quality of financing receivables and the allowance for credit losses.

See Note 7 and 13 of the Consolidated Financial Statements for the significant disclosures about credit quality of financing receivables and the allowance for credit losses.

16.	FINANCIAL STATEMENTS OF GUARANTORS AND ISSUERS OF GUARANTEED SECURITIES REGISTERED —

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

APPENDICES

APPENDIX I. FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
	Millions of euros

ASSETS

CASH AND BALANCES WITH CENTRAL BANKS	4,165	3,286

FINANCIAL ASSETS HELD FOR TRADING	51,348	57,532

Loans and advances to credit institutions	—	—
Loans and advances to customers	—	—
Debt securities	13,016	22,833
Equity instruments	4,608	4,996
Trading derivatives	33,724	29,703

Memorandum item: Loaned or advanced as collateral	8,669	12,665

OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—

Loans and advances to credit institutions	—	—
Loans and advances to customers	—	—
Debt securities	—	—
Equity instruments	—	—
Memorandum item: Loaned or advanced as collateral	—	—

AVAILABLE-FOR-SALE FINANCIAL ASSETS	26,712	35,964

Debt securities	22,131	30,610
Equity instruments	4,581	5,354
Memorandum item: Loaned or advanced as collateral	5,901	23,777

LOANS AND RECEIVABLES	264,278	256,355

Loans and advances to credit institutions	28,882	27,863
Loans and advances to customers	234,031	228,491
Debt securities	1,365	1

Memorandum item: Loaned or advanced as collateral	42,333	40,040

HELD-TO-MATURITY INVESTMENTS	9,946	5,437

Memorandum item: Loaned or advanced as collateral	—	1,178

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	40	—

HEDGING DERIVATIVES	2,988	3,082

NON-CURRENT ASSETS HELD FOR SALE	958	570

INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	24,368	22,120

Associates	3,612	2,296
Jointly controlled entities	14	17
Subsidiaries	20,742	19,807

INSURANCE CONTRACTS LINKED TO PENSIONS	1,847	1,883

TANGIBLE ASSETS	1,459	1,464

Property, plants and equipment	1,458	1,461
For own use	1,458	1,461
Other assets leased out under an operating lease	—	—
Investment properties	1	3

Memorandum item: Loaned or advanced as collateral	—	—

INTANGIBLE ASSETS	410	246

Goodwill	—	—
Other intangible assets	410	246

TAX ASSETS	3,161	3,188

Current	324	448
Deferred	2,837	2,740

OTHER ASSETS	431	718

TOTAL ASSETS	392,111	391,845

APPENDIX I (Continued). FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
	Millions of euros

LIABILITIES AND EQUITY

FINANCIAL LIABILITIES HELD FOR TRADING	35,680	31,943

Deposits from central banks	—	—
Deposits from credit institutions	—	—
Customer deposits	—	—
Debt certificates	—	—
Trading derivatives	32,294	28,577
Short positions	3,386	3,366
Other financial liabilities	—	—

OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—
Deposits from central banks	—	—
Deposits from credit institutions	—	—
Customer deposits	—	—
Debt certificates	—	—
Subordinated liabilities	—	—
Other financial liabilities	—	—

FINANCIAL LIABILITIES AT AMORTIZED COST	320,592	328,389

Deposits from central banks	10,867	20,376
Deposits from credit institutions	42,015	40,201
Customer deposits	194,079	180,407
Debt certificates	56,007	69,453
Subordinated liabilities	13,099	14,481
Other financial liabilities	4,525	3,471

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	(2)	—

HEDGING DERIVATIVES	1,391	1,014

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	—	—

PROVISIONS	6,613	6,790

Provisions for pensions and similar obligations	5,177	5,426
Provisions for taxes and other legal contingencies	—	—
Provisions for contingent exposures and commitments	177	201
Other provisions	1,259	1,163

TAX LIABILITIES	488	715

Current	—	—
Deferred	488	715

OTHER LIABILITIES	1,192	1,317

TOTAL LIABILITIES	365,954	370,168

STOCKHOLDERS’ FUNDS	26,183	20,034

Common Stock	2,201	1,837

Issued	2,201	1,837
Unpaid and uncalled(-)	—	—

Share premium	17,104	12,453

Reserves	5,114	3,893

Other equity instruments	23	10

Equity component of compound financial instruments	—	—
Other equity instruments	23	10

Less: Treasury stock	(84)	(128)

Income attributed	2,904	2,981

Less: Dividends and remuneration	(1,079)	(1,012)

VALUATION ADJUSTMENTS	(26)	1,643

Available-for-sale financial assets	39	1,567
Cash flow hedging	(62)	80
Hedging of net investment in foreign transactions	—	—
Exchange differences	(3)	(4)
Non-current assets held-for-sale	—	—
Other valuation adjustments	—	—

TOTAL EQUITY	26,157	21,677

TOTAL LIABILITIES AND EQUITY	392,111	391,845

Memorandum Item	2010	2009
	Millions of euros

CONTINGENT EXPOSURES	57,764	58,174

CONTINGENT COMMITMENTS	58,885	64,428

APPENDIX I (Continued). FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
	Millions of euros

INTEREST AND SIMILAR INCOME	8,759	11,420

INTEREST AND SIMILAR EXPENSES	(3,718)	(5,330)

NET INTEREST INCOME	5,041	6,090

DIVIDEND INCOME	2,129	1,773

FEE AND COMMISSION INCOME	1,806	1,948

FEE AND COMMISSION EXPENSES	(270)	(303)

NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	738	96
Financial instruments held for trading	256	(133)
Other financial instruments at fair value through profit or loss	—	—
Other financial instruments not at fair value through profit or loss	482	229
Rest	—	—

EXCHANGE DIFFERENCES (NET)	112	259

OTHER OPERATING INCOME	102	81

OTHER OPERATING EXPENSES	(106)	(98)

GROSS INCOME	9,552	9,846

ADMINISTRATION COSTS	(3,409)	(3,337)
Personnel expenses	(2,202)	(2,251)
General and administrative expenses	(1,207)	(1,086)

DEPRECIATION AND AMORTIZATION	(276)	(243)

PROVISIONS (NET)	(405)	(269)

IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(1,925)	(1,698)
Loans and receivables	(1,794)	(1,518)
Other financial instruments not at fair value through profit or loss	(131)	(180)

NET OPERATING INCOME	3,537	4,299

IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	(258)	(1,746)
Goodwill and other intangible assets	—	—
Other assets	(258)	(1,746)

GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	5	3

NEGATIVE GOODWILL	—	—

GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	129	892

INCOME BEFORE TAX	3,413	3,448

INCOME TAX	(509)	(467)

INCOME FROM CONTINUING TRANSACTIONS	2,904	2,981

INCOME FROM DISCONTINUED TRANSACTIONS (NET)	—	—

NET INCOME	2,904	2,981

APPENDIX I. (Continued). FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

STATEMENTS OF RECOGNIZED INCOME AND EXPENSES FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
	Millions of euros

NET INCOME RECOGNIZED IN INCOME STATEMENT	2,904	2,981

OTHER RECOGNIZED INCOME (EXPENSES)	(1,669)	492

Available-for-sale financial assets	(2,038)	1,028

Valuation gains/(losses)	(1,756)	1,045
Amounts removed to income statement	(282)	(17)
Reclassifications	—	—

Cash flow hedging	(190)	(85)

Valuation gains/(losses)	(159)	(80)
Amounts removed to income statement	(31)	(5)
Amounts removed to the initial carrying amount of the hedged items	—	—
Reclassifications	—	—

Hedging of net investment in foreign transactions	—	—

Valuation gains/(losses)	—	—
Amounts removed to income statement	—	—
Reclassifications	—	—

Exchange differences	—	(79)

Valuation gains/(losses)	(4)	(6)
Amounts removed to income statement	4	(73)
Reclassifications	—	—

Non-current assets held for sale	—	—

Valuation gains/(losses)	—	—
Amounts removed to income statement	—	—
Reclassifications	—	—

Actuarial gains and losses in post-employment plans	—	—

Rest of recognized income and expenses	—	—

Income tax	559	(372)

TOTAL RECOGNIZED INCOME/EXPENSES	1,235	3,473

APPENDIX I. (Continued). FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Total Equity Attributed to the Parent Company
	Stockholders’ Funds
							Less:
			Reserves	Other	Less:		Dividends	Total
	Common	Share	(Accumulated	Equity	Treasury	Profit for	and	Stockholders’	Valuation	Total
	Stock	Premium	Losses)	Instruments	Stock	the Year	Remunerations	Funds	Adjustments	Equity
	Millions of euros

Balances as of January 1, 2010	1,837	12,453	3,893	10	(128)	2,981	(1,012)	20,034	1,643	21,677
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors
Adjusted initial balance	1,837	12,453	3,893	10	(128)	2,981	(1,012)	20,034	1,643	21,677
Total income/expense recognized	—	—	—	—	—	2,904	—	2,904	(1,669)	1,235
Other changes in equity	364	4,651	1,221	13	44	(2,981)	(67)	3,245	—	3,245
Common stock increase	364	4,651	—	—	—	—	—	5,015	—	5,015
Common stock reduction	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	13	—	—	—	13	—	13
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	———	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	(562)	(1,079)	(1,641)	—	(1,641)
Transactions including treasury stock and other equity instruments (net)	—	—	(88)	—	44	—	—	(44)	—	(44)
Transfers between total equity entries	—	—	1,407	—	—	(2,419)	1,012	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—
Rest of increases/reductions in total equity	—	—	(98)	—	—	—	—	(98)	—	(98)

Balances as of December 31, 2010	2,201	17,104	5,114	23	(84)	2,904	(1,079)	26,183	(26)	26,157

APPENDIX I. (Continued). FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA
ARGENTARIA, S.A.

STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Total Equity Attributed to the Parent Company
	Stockholders’ Funds
			Reserves	Other	Less:		Less:
	Common	Share	(Accumulated	Equity	Treasury	Profit for	Dividends	Total	Valuation	Total
	Stock	Premium	Losses)	Instruments	Stock	the Year	and Remunerations	Stockholders’ Funds	Adjustments	Equity
	Millions of euros

Balances as of January 1, 2009	1,837	12,770	3,070	71	(143)	2,835	(1,878)	18,562	1,151	19,713

Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—

Effect of correction of errors	—	—	—	—	—	—	—	—	—	—

Adjusted initial balance	1,837	12,770	3,070	71	(143)	2,835	(1,878)	18,562	1,151	19,713

Total income/expense recognized	—	—	—	—	—	2,981	—	2,981	492	3,473

Other changes in equity	—	(317)	823	(61)	15	(2,835)	866	(1,509)	—	(1,509)

Common stock increase	—	—	—	—	—	—	—	—	—	—

Common stock reduction	—	—	—	—	—	—	—	—	—	—

Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—

Increase of other equity instruments	—	—	—	5	—	—	—	5	—	5

Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—

Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—

Dividend distribution	—	—	—	—	—	—	(1,012)	(1,012)	—	(1,012)

Transactions including treasury stock and other equity instruments (net)	—	—	(99)	—	15	—	—	(84)	—	(84)

Transfers between total equity entries	—	—	957	—	—	(2,835)	1,878	—	—	—

Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—

Payments with equity instruments	—	(317)	—	(66)	—	—	—	(383)	—	(383)

Rest of increases/reductions in total equity	—	—	(35)	—	—	—	—	(35)	—	(35)

Balances as of December 31, 2009	1,837	12,453	3,893	10	(128)	2,981	(1,012)	20,034	1,643	21,677

APPENDIX I. (Continued). FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
	Millions of euros

CASH FLOW FROM OPERATING ACTIVITIES(1)	5,867	2,372

Net income for the year	2,904	2,981

Adjustments to obtain the cash flow from operating activities:	(1,141)	934

Depreciation and amortization	276	243
Other adjustments	(1,417)	691

Net increase/decrease in operating assets	(7,251)	(2,022)

Financial assets held for trading	(6,184)	(2,455)
Other financial assets designated at fair value through profit or loss	—	—
Available-for-sale financial assets	(9,252)	17,238
Loans and receivables	7,963	(15,759)
Other operating assets	222	(1,046)

Net increase/decrease in operating liabilities	(3,656)	(4,032)

Financial liabilities held for trading	3,737	(8,594)
Other financial liabilities designated at fair value through profit or loss	—	—
Financial liabilities at amortized cost	(6,821)	5,668
Other operating liabilities	(572)	(1,106)

Collection/Payments for income tax	509	467

CASH FLOWS FROM INVESTING ACTIVITIES(2)	(7,108)	(656)

Investment	8,329	2,306

Tangible assets	222	268
Intangible assets	260	138

Investments	1,864	1,039
Other business units	—	—
Non-current assets held for sale and associated liabilities	1,014	436
Held-to-maturity investments	4,969	425
Other settlements related to investing activities	—	—

Divestments	1,221	1,650

Tangible assets	—	6
Intangible assets	—	—
Investments	12	21
Subsidiaries and other business units	—	—
Non-current assets held for sale and associated liabilities	749	1,350
Held-to-maturity investments	232	257
Other collections related to investing activities	228	16

CASH FLOWS FROM FINANCING ACTIVITIES(3)	2,121	(1,118)

Investment	7,622	7,785

Dividends	1,237	1,638
Subordinated liabilities	1,524	1,682
Common stock amortization	—	—
Treasury stock acquisition	4,828	4,232
Other items relating to financing activities	33	233

Divestments	9,743	6,667

Subordinated liabilities	—	2,927
Common stock increase	4,914	—
Treasury stock disposal	4,829	3,740
Other items relating to financing activities	—	—

EFFECT OF EXCHANGE RATE CHANGES(4)	(1)	1

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	879	599

CASH OR CASH EQUIVALENTS AT BEGINNING OF THE YEAR	3,286	2,687

CASH OR CASH EQUIVALENTS AT END OF THE YEAR	4,165	3,286

	Millions of euros
COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR	2010	2009

Cash	616	650
Balance of cash equivalent in central banks	3,549	2,636
Other financial assets	—	—
Less: Bank overdraft refundable on demand	—	—

TOTAL CASH OR CASH EQUIVALENTS AT END OF THE YEAR	4,165	3,286

APPENDIX II. Additional Information On Consolidated Subsidiaries Composing The BBVA Group

			% of Voting Rights
			Controlled by the Bank				Affiliate Entity Data
						Net	Assets	Liabilities		Profit
						Carrying	as of	as of	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	12.31.10	12.31.10	12.31.10	12.31.10
						Thousands of euros(*)

ADMINISTRADORA DE FONDOS DE PENSIONES (AFP) PROVIDA, S.A.	CHILE	PENSION FUNDS MANAGEMENT	12.7	51.6	64.3	299,781	604,814	133,974	336,179	134,661
ADMINISTRADORA DE FONDOS PARA EL RETIRO-BANCOMER, S.A DE C.V.	MEXICO	PENSION FUNDS MANAGEMENT	17.5	82.5	100.0	378,280	253,580	57,106	121,296	75,178
AFP GENESIS ADMINISTRADORA DE FONDOS Y FIDEICOMISOS, S.A.	ECUADOR	PENSION FUNDS MANAGEMENT	—	100.0	100.0	5,705	9,911	4,191	1,251	4,469
AFP HORIZONTE, S.A.	PERU	PENSION FUNDS MANAGEMENT	24.9	75.2	100.0	57,956	93,038	23,097	53,875	16,066
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	75.0	5.0	80.0	2,063	9,634	4,263	3,942	1,429
AMERICAN FINANCE GROUP, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	15,599	16,529	930	14,370	1,229
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	—	100.0	100.0	264,143	570,278	350,002	244,826	(24,550)
ANIDA DESARROLLOS SINGULARES, S.L.	SPAIN	REAL ESTATE	—	100.0	100.0	(485,076)	1,613,790	2,134,176	(293,829)	(226,557)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	REAL ESTATE	—	100.0	100.0	4,358	20,130	15,566	4,289	275
ANIDA GRUPO INMOBILIARIO, S.L	SPAIN	INVESTMENT COMPANY	100.0	—	100.0	—	186,112	596,399	(42,568)	(367,719)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	—	100.0	100.0	106,704	98,004	9	97,847	148
ANIDA INMUEBLES ESPAÑA Y PORTUGAL, S.L.	SPAIN	REAL ESTATE	—	100.0	100.0	(11,543)	333,936	385,249	(7,631)	(43,682)
ANIDA OPERACIONES SINGULARES, S.L	SPAIN	REAL ESTATE	—	100.0	100.0	(436,849)	2,152,664	2,644,200	(293,202)	(198,334)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.0	100.0	97,027	143,976	46,949	97,016	11
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.0	100.0	499	919	420	349	150
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	—	100.0	100.0	—	21,948	24,040	(1,207)	(885)
APLICA SOLUCIONES ARGENTINAS, S.A.	ARGENTINA	SERVICES	—	100.0	100.0	1,399	1,604	122	1,546	(64)
APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	CHILE	SERVICES	—	100.0	100.0	(76)	431	506	3	(78)
APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	3	3	—	3	—
APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	3	3	—	3	—
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.- ATA	MEXICO	SERVICES	100.0	—	100.0	4	60,114	46,651	7,129	6,334
APOYO MERCANTIL S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	2,115	268,134	267,388	1,122	(376)
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	718,853	721,440	2,586	705,529	13,325
AUTOMERCANTIL-COMERCIO E ALUGER DE VEICULOS AUTOM.,LDA	PORTUGAL	FINANCIAL SERVICES	—	100.0	100.0	4,720	45,950	37,434	8,795	(279)
BAHIA SUR RESORT, S.C	SPAIN	INACTIVE	100.0	—	100.0	1,436	1,438	15	1,423	—
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANKING	54.1	44.8	98.9	19,464	1,585,516	1,379,245	174,908	31,363
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	9.5	90.5	100.0	338,916	8,094,054	7,801,158	301,751	(8,855)
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	—	68.2	68.2	543,201	11,637,734	10,840,980	725,374	71,380
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO, S.A.	PUERTO RICO	BANKING	—	100.0	100.0	178,673	3,614,532	3,205,830	403,714	4,988
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.0	—	100.0	17,049	754,090	697,780	58,543	(2,233)
BANCO CONTINENTAL, S.A.(1)	PERU	BANKING	—	92.2	92.2	835,381	10,077,559	9,175,857	632,731	268,971
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	—	99.8	99.8	15,165	32,901	172	32,561	168
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	—	100.0	100.0	1,595	986,755	906,042	56,174	24,539
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	—	99.9	99.9	97,220	212,691	1,120	191,414	20,157
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.4	50.6	100.0	16,464	18,014	272	17,576	166
BANCO PROVINCIAL OVERSEAS N.V.(2)	NETHERLANDS ANTILLES	BANKING	—	100.0	100.0	35,236	424,812	388,592	25,019	11,201
BANCO PROVINCIAL S.A. — BANCO UNIVERSAL	VENEZUELA	BANKING	1.9	53.8	55.6	159,952	8,492,775	7,587,925	792,625	112,225
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	1,930	778	(1,152)	1,922	8
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	7,412	8,593	1,181	5,945	1,467
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	34	22	(11)	37	(4)

(*)	Information on foreign companies at exchange rate on December 31, 2010

(1)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 46.1%.

(2)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 48.0%.

			% of Voting Rights
			Controlled by the Bank				Affiliate Entity Data
						Net	Assets	Liabilities		Profit
						Carrying	as of	as of	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	12.31.10	12.31.10	12.31.10	12.31.10
						Thousands of euros(*)

BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	27,707	71,644	43,936	18,342	9,366
BBV AMERICA, S.L.	SPAIN	INVESTMENT COMPANY	100.0	—	100.0	479,328	880,779	21	880,228	530
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SPAIN	SECURITIES DEALER	70.0	—	70.0	1,331	9,880	2,239	6,463	1,178
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERVICES	—	100.0	100.0	3,990	5,374	1,385	1,174	2,815
BBVA ASSET MANAGEMENT (IRELAND) LIMITED	IRELAND	FINANCIAL SERVICES	—	100.0	100.0	245	270	34	311	(75)
BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERVICES	—	100.0	100.0	15,821	18,002	2,181	9,875	5,946
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	FINANCIAL SERVICES	17.0	83.0	100.0	11,436	152,334	69,240	57,373	25,721
BBVA AUTORENTING SPA	ITALY	SERVICES	—	100.0	100.0	66,793	314,830	281,221	30,091	3,518
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	—	100.0	100.0	64,200	703,047	630,388	72,438	221
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.7	30.4	76.0	64,589	5,249,989	4,563,209	459,362	227,418
BBVA BANCOMER FINANCIAL HOLDINGS, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.0	100.0	48,091	42,900	(5,324)	37,394	10,830
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	30,613	54,585	23,972	12,548	18,065
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	41,407	304,008	262,600	30,568	10,840
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	534	24,503	23,969	394	140
BBVA BANCOMER, S.A. DE C.V.	MEXICO	BANKING	—	100.0	100.0	6,561,797	69,666,830	63,107,804	5,212,420	1,346,606
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRASIL	BANKING	100.0	—	100.0	16,166	47,756	6,722	39,060	1,974
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A. (Ex-BBVA CORREDURIA TECNICA ASEGURADORA, S.A.)	SPAIN	FINANCIAL SERVICES	99.9	0.1	100.0	297	35,016	3,907	25,730	5,379
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	60	2,983,028	2,982,710	267	51
BBVA CARTERA DE INVERSIONES,SICAV,S.A.	SPAIN	VARIABLE CAPITAL	100.0	—	100.0	118,444	120,093	121	118,880	1,092
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.2	19.2	95.4	265,416	8,634,332	7,753,127	714,310	166,895
BBVA COMERCIALIZADORA LTDA.	CHILE	FINANCIAL SERVICES	—	100.0	100.0	(1,154)	3,050	4,205	(710)	(445)
BBVA COMPASS CONSULTING & BENEFITS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	13,449	13,723	275	13,143	305
BBVA COMPASS INSURANCE AGENCY, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	146,614	155,943	9,328	140,493	6,122
BBVA COMPASS INVESTMENT SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	51,158	56,021	4,862	40,773	10,386
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES SERVICES	87.8	12.2	100.0	6,496	48,124	29,304	17,334	1,486
BBVA CONSULTING ( BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	—	100.0	100.0	477	683	182	440	61
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	—	100.0	100.0	2,227	4,257	707	2,933	617
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	CHILE	FINANCIAL SERVICES	—	100.0	100.0	13,377	15,902	2,501	7,075	6,326
BBVA CORREDORES DE BOLSA LIMITADA	CHILE	SECURITIES DEALER	—	100.0	100.0	48,415	573,180	524,768	41,467	6,945
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	2,186	14,524	9,298	4,820	406
BBVA FACTORING LIMITADA (CHILE)	CHILE	FINANCIAL SERVICES	—	100.0	100.0	6,765	31,974	25,207	5,443	1,324
BBVA FIDUCIARI1A, S.A.	COLOMBIA	FINANCIAL SERVICES	—	100.0	100.0	23,453	26,094	2,614	17,487	5,993
BBVA FINANCE (UK), LTD.	UNITED KINGDOM	FINANCIAL SERVICES	—	100.0	100.0	3,324	24,867	13,603	11,198	66
BBVA FINANCE SPA.	ITALY	FINANCIAL SERVICES	100.0	—	100.0	4,648	6,860	1,332	5,398	130
BBVA FINANCIAMIENTO AUTOMOTRIZ, S.A.	CHILE	INVESTMENT COMPANY	—	100.0	100.0	145,494	145,529	35	120,467	25,027
BBVA FINANZIA, S.p.A	ITALY	FINANCIAL SERVICES	50.0	50.0	100.0	29,200	600,187	573,633	38,061	(11,507)
BBVA FUNDOS, S.Gestora Fundos Pensoes, S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.0	100.0	998	8,679	445	6,448	1,786
BBVA GEST, S.G.DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.0	100.0	998	7,206	120	6,834	252
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.0	—	100.0	—	688,846	685,142	3,776	(72)
BBVA GLOBAL MARKETS B.V.	NETHERLANDS	FINANCIAL SERVICES	100.0	—	100.0	18	256,964	256,960	17	(13)

(*)	Information on foreign companies at exchange rate on December 31, 2010

			% of Voting Rights
			Controlled by the Bank				Affiliate Entity Data
						Net	Assets	Liabilities		Profit
						Carrying	as of	as of	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	12.31.10	12.31.10	12.31.10	12.31.10
						Thousands of euros (*)

BBVA HORIZONTE PENSIONES Y CESANTIAS, S.A.	COLOMBIA	PENSION FUNDS MANAGEMENT	78.5	21.4	100.0	62,061	162,934	35,812	102,872	24,250
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL ESTATE	—	68.1	68.1	5,652	44,049	35,750	8,641	(342)
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.0	100.0	33,148	443,576	402,234	39,123	2,219
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERVICES	100.0	—	100.0	1	503,692	501,107	2,751	(166)
BBVA INTERNATIONAL PREFERRED, S.A.U	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	60	1,697,891	1,697,121	378	392
BBVA INVERSIONES CHILE, S.A.	CHILE	FINANCIAL SERVICES	61.2	38.8	100.0	580,584	1,254,723	2,328	1,088,536	163,859
BBVA IRELAND PLC	IRELAND	FINANCIAL SERVICES	100.0	—	100.0	180,381	881,138	514,594	344,782	21,762
BBVA LEASIMO — SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.0	100.0	11,576	28,620	18,456	10,422	(258)
BBVA LUXINVEST, S.A.	LUXEMBOURG	INVESTMENT COMPANY	36.0	64.0	100.0	255,843	1,477,238	65,971	1,406,909	4,358
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	—	100.0	100.0	60	85,311	73,962	5,784	5,565
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	100.0	—	100.0	—	1	—	1	—
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	100.0	—	100.0	22,598	1,121,259	1,010,091	71,269	39,899
BBVA PATRIMONIOS GESTORA SGIIC, S.A.	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	3,907	28,634	3,404	20,143	5,087
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.0	—	100.0	12,922	72,968	34,106	25,939	12,923
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERVICES	80.0	20.0	100.0	1	502	3	493	6
BBVA PROPIEDAD F.I.I	SPAIN	REAL ESTATE INVESTMENT COMPANY	—	100.0	100.0	1,384,561	1,469,283	74,743	1,474,196	(79,656)
BBVA PUERTO RICO HOLDING CORPORATION	PUERTO RICO	INVESTMENT COMPANY	100.0	—	100.0	322,837	179,048	6	179,107	(65)
BBVA RE LIMITED	IRELAND	INSURANCES SERVICES	—	100.0	100.0	656	67,631	39,901	22,296	5,434
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERVICES	—	100.0	100.0	20,976	840,056	747,739	85,809	6,508
BBVA RENTING, SPA	ITALY	SERVICES	—	100.0	100.0	8,453	56,154	50,629	7,891	(2,366)
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	41,796	45,580	12,452	27,484	5,644
BBVA SECURITIES OF PUERTO RICO, INC.	PUERTO RICO	FINANCIAL SERVICES	100.0	—	100.0	4,726	6,963	755	6,082	126
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.0	6.0	100.0	9,490	42,797	27,578	14,065	1,154
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.0	6.0	100.0	13,242	329,602	278,040	41,754	9,808
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCES SERVICES	—	100.0	100.0	56,178	397,262	341,085	45,780	10,397
BBVA SEGUROS INC.	PUERTO RICO	FINANCIAL SERVICES	—	100.0	100.0	187	5,459	629	3,895	935
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	94.3	5.7	100.0	414,659	10,913,118	10,164,287	508,373	240,458
BBVA SENIOR FINANCE, S.A.U	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	60	15,154,181	15,153,452	346	383
BBVA SERVICIOS CORPORATIVOS LIMITADA	CHILE	FINANCIAL SERVICES	—	100.0	100.0	1,297	10,949	9,648	(1,968)	3,269
BBVA SERVICIOS, S.A.	SPAIN	SERVICES	—	100.0	100.0	354	10,791	1,189	7,031	2,571
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERVICES	—	97.5	97.5	15,901	64,945	48,633	14,795	1,517
BBVA SUBORDINATED CAPITAL S.A.U	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	130	3,434,727	3,434,217	403	107
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.7	60.3	100.0	58,107	1,406,692	1,008,595	377,797	20,300
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	—	100.0	100.0	6,379	21,274	11,035	8,171	2,068
BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	169	898,687	898,650	138	(101)
BBVA USA BANCSHARES, INC.	UNITED STATES	INVESTMENT COMPANY	100.0	—	100.0	9,268,740	9,106,626	7,897	9,355,563	(256,834)
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	—	100.0	100.0	4,747	9,330	4,583	3,581	1,166
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	25,398	25,990	591	25,269	130
BCL INTERNATIONAL FINANCE. LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.0	—	100.0	—	4	4	(5)	5
BILBAO VIZCAYA AMERICA B.V.	NETHERLANDS	INIVESTMENT COMPANY	—	100.0	100.0	746,000	629,416	22	608,766	20,628

(*)	Information on foreign companies at exchange rate on December 31, 2010

			% of Voting Rights
			Controlled by the Bank				Affiliate Entity Data
						Net	Assets	Liabilities		Profit
						Carrying	as of	as of	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	12.31.10	12.31.10	12.31.10	12.31.10
						Thousands of euros (*)

BILBAO VIZCAYA HOLDING, S.A.	SPAIN	INVESTMENT COMPANY	89.0	11.0	100.0	34,771	251,089	21,027	223,504	6,558
BLUE INDICO INVESTMENTS, S.L.	SPAIN	INVESTMENT COMPANY	100.0	—	100.0	49,106	55,957	207	60,897	(5,147)
C B TRANSPORT ,INC.	UNITED STATES	SERVICES	—	100.0	100.0	12,427	13,622	1,195	12,803	(376)
CAPITAL INVESTMENT COUNSEL, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	22,807	24,088	1,280	21,037	1,771
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	INVESTMENT COMPANY	100.0	—	100.0	92,016	253,247	48,030	201,140	4,077
CASA DE BOLSA BBVA BANCOMER , S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	77,423	99,183	21,758	47,743	29,682
CASA DE CAMBIO MULTIDIVISAS, SA DE CV	MEXICO	IN LIQUIDATION	—	100.0	100.0	171	170	—	169	1
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	IN LIQUIDATION	—	100.0	100.0	108	187	2	185	—
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	—	100.0	100.0	12,062	12,183	117	12,047	19
CIDESSA UNO, S.L.	SPAIN	INVESTMENT COMPANY	—	100.0	100.0	4,754	898,460	22,374	994,155	(118,069)
CIERVANA, S.L.	SPAIN	INVESTMENT COMPANY	100.0	—	100.0	53,164	70,156	3,232	66,879	45
COMERCIALIZADORA CORPORATIVA SAC(1)	PERU	FINANCIAL SERVICES	—	100.0	100.0	449	1,050	601	142	307
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	—	100.0	100.0	587	1,738	752	680	306
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	363,575	363,575	—	362,726	849
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	3,125	3,125	—	3,127	(2)
COMPASS BANCSHARES, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.0	100.0	9,083,594	9,178,765	95,174	9,339,985	(256,394)
COMPASS BANK	UNITED STATES	BANKING	—	100.0	100.0	9,049,899	51,111,008	42,061,111	9,289,908	(240,011)
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	5,626,344	5,626,344	—	5,509,976	116,368
COMPASS CUSTODIAL SERVICES, INC.	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	6,886	53,984	47,099	6,824	61
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.0	100.0	34,802	43,807	9,005	34,272	530
COMPASS INVESTMENTS, INC.	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.0	100.0	4,872,688	4,873,129	440	4,770,173	102,516
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	58,163	60,101	1,938	58,118	45
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	1,938,209	1,938,459	249	1,924,839	13,371
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	26	26	—	26	—
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	SERVICES	—	100.0	100.0	2,807	2,862	55	2,807	—
COMPASS SOUTHWEST, LP	UNITED STATES	BANKING	—	100.0	100.0	4,008,054	4,008,406	351	3,916,928	91,127
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	INACTIVE	—	100.0	100.0	1,694	1,711	17	1,693	1
COMPASS TEXAS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	26	26	—	26	—
COMPASS TRUST II	UNITED STATES	INACTIVE	—	100.0	100.0	—	1	—	1	—
COMPASS WEALTH MANAGERS COMPANY	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	INVESTMENT COMPANY	100.0	—	100.0	580,313	590,050	3,534	585,508	1,008
COMUNIDAD FINANCIERA ÍNDICO, S.L.	SPAIN	SERVICES	—	100.0	100.0	69	62	—	160	(98)
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	PENSION FUNDS MANAGEMENT	46.1	53.9	100.0	4,025	19,566	12,099	10,727	(3,260)
CONSOLIDAR ASEGURADORA DE RIESGOS DEL TRABAJO, S.A.	ARGENTINA	INSURANCES SERVICES	87.5	12.5	100.0	29,434	237,856	199,586	33,211	5,059
CONSOLIDAR CIA. DE SEGUROS DE RETIRO, S.A.	ARGENTINA	INSURANCES SERVICES	33.8	66.2	100.0	32,612	608,698	559,442	36,596	12,660
CONSOLIDAR COMERCIALIZADORA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	100.0	100.0	1,440	12,577	11,139	8,864	(7,426)
CONTENTS AREA, S.L.	SPAIN	INVESTMENT COMPANY	—	100.0	100.0	1,251	1,456	44	3,789	(2,377)
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA, S.A.(2)	PERU	SECURITIES DEALER	—	100.0	100.0	6,243	12,399	6,156	5,283	960

(*)	Information on foreign companies at exchange rate on December 31, 2010

(1)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 50.0%.

(2)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 46.1%.

			% of Voting Rights
			Controlled by the Bank				Affiliate Entity Data
						Net	Assets	Liabilities		Profit
						Carrying	as of	as of	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	12.31.10	12.31.10	12.31.10	12.31.10
						Thousands of euros(*)

CONTINENTAL DPR FINANCE COMPANY(1)	CAYMAN ISLANDS	FINANCIAL SERVICES	—	100.0	100.0	—	350,885	350,885	—	—
CONTINENTAL S.A. SOCIEDAD ADMINISTRADORA DE FONDOS(1)	PERU	FINANCIAL SERVICES	—	100.0	100.0	9,013	10,700	1,686	6,587	2,427
CONTINENTAL SOCIEDAD TITULIZADORA, S.A.(1)	PERU	FINANCIAL SERVICES	—	100.0	100.0	440	467	27	437	3
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	2,633	11,486	8,853	2,221	412
CORPORACION DE ALIMENTACION Y BEBIDAS, S.A.	SPAIN	INVESTMENT COMPANY	—	100.0	100.0	138,508	164,685	1,282	162,956	447
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	INVESTMENT COMPANY	100.0	—	100.0	509,716	1,704,190	44,359	1,604,045	55,786
DESARROLLADORA Y VENDEDORA DE CASAS, S.A	MEXICO	REAL ESTATE	—	100.0	100.0	13	15	2	16	(3)
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	—	72.5	72.5	52,210	91,653	19,698	72,086	(131)
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	1,616	1,616	—	1,569	47
DINERO EXPRESS SERVICIOS GLOBALES, S.A.	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	2,042	1,771	229	2,005	(463)
ECONTA GESTION INTEGRAL, S.L.	SPAIN	SERVICES	—	100.0	100.0	372	1,829	1,639	1,305	(1,115)
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	—	99.0	99.0	6,253	7,240	1,056	5,378	806
EL OASIS DE LAS RAMBLAS, S.L.	SPAIN	REAL ESTATE	—	70.0	70.0	167	473	191	257	25
ENTRE2 SERVICIOS FINANCIEROS, E.F.C., S.A.	SPAIN	FINANCIAL SERVICES	—	100.0	100.0	9,139	9,515	12	9,570	(67)
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA	BRASIL	FINANCIAL SERVICES	100.0	—	100.0	—	985	313	6,945	(6,273)
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	—	51.0	51.0	31	30	—	30	—
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	SPAIN	FINANCIAL SERVICES	87.5	—	87.5	1,974	23,916	1,328	16,407	6,181
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	2,259	2,259	—	2,150	109
FIDEICOMISO BBVA BANCOMER SERVICIOS No F/47433-8, S.A.	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	41,490	48,139	6,648	39,573	1,918
FIDEICOMISO F/29763-0 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS CUENTA PROPIA	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	24,506	24,947	440	23,083	1,424
FIDEICOMISO F/29764-8 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS CUENTA TERCEROS	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	39,772	40,540	767	36,556	3,217
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	—	80.3	80.3	28,371	35,433	2,275	28,979	4,179
FIDEICOMISO N.847 EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. 4 EMISION)	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	29	270,963	273,221	(355)	(1,903)
FIDEICOMISO No.402900-5 ADMINISTRACION DE INMUEBLES	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	2,522	2,734	201	2,533	—
FIDEICOMISO No.711, EN BANCO INVEX, S.A. INSTITUCION DE BANCA MÚLTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEICOMISO INVEX 1[a] EMISION)	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	—	111,196	107,748	5,365	(1,917)
FIDEICOMISO No.752 EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO(FIDEIC.INVEX 2[a] EMISION)	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	—	51,183	49,731	2,185	(733)
FIDEICOMISO No.781EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. 3ra EMISION)	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	—	295,754	275,519	5,549	14,686
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	INACTIVE	100.0	—	100.0	51	35	—	36	(1)
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	3,405	7,428	4,023	4,811	(1,406)
FINANZIA AUTORENTING, S.A.	SPAIN	SERVICES	27.1	72.9	100.0	49,879	540,085	528,174	13,250	(1,339)
FINANZIA, BANCO DE CREDITO, S.A.	SPAIN	BANKING	—	100.0	100.0	174,207	7,778,930	7,689,540	197,799	(108,409)
FRANCES ADMINISTRADORA DE INVERSIONES, S.A.	ARGENTINA	FINANCIAL SERVICES	—	100.0	100.0	7,118	10,436	3,318	6,091	1,027
FRANCES VALORES SOCIEDAD DE BOLSA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	100.0	100.0	2,255	3,686	1,431	1,482	773
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	439	1,176	736	340	100
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSION FUNDS MANAGEMENT	60.0	—	60.0	8,830	27,725	2,587	20,873	4,265
GESTION Y ADMINISTRACION DE RECIBOS, S.A.	SPAIN	SERVICES	—	100.0	100.0	150	2,780	405	1,887	488
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	—	100.0	100.0	947	2,977	1,408	1,553	16
GRAN JORGE JUAN, S.A.	SPAIN	REAL ESTATE	100.0	—	100.0	110,115	515,862	457,176	60,453	(1,767)
GRANFIDUCIARIA	COLOMBIA	IN LIQUIDATION	—	90.0	90.0	—	218	128	136	(46)
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	100.0	—	100.0	6,677,124	7,562,447	1,002	5,984,850	1,576,595

(*)	Information on foreign companies at exchange rate on December 31, 2010

(1)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 46.1%.

			% of Voting Rights
			Controlled by the Bank				Affiliate Entity Data
						Net	Assets	Liabilities		Profit
						Carrying	as of	as of	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	12.31.10	12.31.10	12.31.10	12.31.10
						Thousands of euros (*)

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	MEXICO	SERVICES	—	58.4	58.4	4,049	23,913	16,981	7,368	(436)
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	27,132	28,524	1,391	25,838	1,295
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	(23,927)	45,646	69,571	(22,290)	(1,635)
GUARANTY PLUS PROPERTIES LLC-2	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	35,040	35,193	153	34,866	174
GUARANTY PLUS PROPERTIES LLC-3	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-4	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-5	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-6	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-7	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-8	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-9	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
GUARANTY PLUS PROPERTIES, INC-1	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	9,349	9,351	2	9,730	(381)
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL ESTATE	—	100.0	100.0	312	408	95	183	130
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	58,701	91,122	11,779	80,170	(827)
HOLDING CONTINENTAL, S.A.	PERU	INVESTMENT COMPANY	50.0	—	50.0	123,678	884,998	5	628,029	256,964
HOMEOWNERS LOAN CORPORATION	UNITED STATES	INACTIVE	—	100.0	100.0	7,786	8,062	275	7,970	(183)
HUMAN RESOURCES PROVIDER	UNITED STATES	SERVICES	—	100.0	100.0	698,212	698,237	24	703,161	(4,948)
HUMAN RESOURCES SUPPORT, INC.	UNITED STATES	SERVICES	—	100.0	100.0	696,453	696,511	59	701,608	(5,156)
IBERNEGOCIO DE TRADE, S.L.	SPAIN	SERVICES	—	100.0	100.0	3,687	3,688	—	1,688	2,000
INGENIERIA EMPRESARIAL MULTIBA, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	—	—	—	—	—
INMOBILIARIA BILBAO, S.A.	SPAIN	REAL ESTATE	—	100.0	100.0	3,842	3,847	1	3,837	9
INMUEBLES Y RECUPERACIONES CONTINENTAL S.A(1)	PERU	REAL ESTATE	—	100.0	100.0	5,392	6,583	1,192	1,873	3,518
INVERAHORRO, S.L.	SPAIN	INVESTMENT COMPANY	100.0	—	100.0	—	77,630	79,210	(918)	(662)
INVERSIONES ALDAMA, C.A	VENEZUELA	IN LIQUIDATION	—	100.0	100.0	—	—	—	—	—
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	NETHERLANDS ANTILLES	IN LIQUIDATION	48.0	—	48.0	11,390	37,837	1,173	25,460	11,204
INVERSIONES BAPROBA, C.A	VENEZUELA	FINANCIAL SERVICES	100.0	—	100.0	1,307	1,258	132	801	325
INVERSIONES P.H.R.4, C.A.	VENEZUELA	IN LIQUIDATION	—	60.5	60.5	—	26	—	26	—
INVERSORA OTAR, S.A.	ARGENTINA	INVESTMENT COMPANY	—	100.0	100.0	3,276	65,392	8	42,299	23,085
INVESCO MANAGEMENT No 1, S.A.	LUXEMBOURG	FINANCIAL SERVICES	—	100.0	100.0	9,753	10,344	623	9,825	(104)
INVESCO MANAGEMENT No 2, S.A.	LUXEMBOURG	FINANCIAL SERVICES	—	100.0	100.0	—	7,769	17,071	(8,564)	(738)
JARDINES DE SARRIENA, S.L.	SPAIN	INVESTMENT COMPANY	—	85.0	85.0	255	457	159	172	126
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	900,046	902,819	2,774	890,086	9,959
MEDITERRANIA DE PROMOCIONS I GESTIONS INMOBILIARIES, S.A.	SPAIN	INACTIVE	—	100.0	100.0	1,189	1,251	60	1,187	4
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	17,342	23,937	8,087	16,910	(1,060)
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.0	100.0	121	877	757	76	44
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.0	100.0	381	1,971	1,589	208	174
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.0	100.0	16,913	25,983	7,868	14,470	3,645
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	—	100.0	100.0	65,964	69,684	3,719	61,801	4,164
OPPLUS OPERACIONES Y SERVICIOS, S.A. (Antes STURGES)	SPAIN	SERVICES	100.0	—	100.0	1,067	19,109	11,467	4,602	3,040
OPPLUS S.A.C	PERU	SERVICES	—	100.0	100.0	600	1,710	938	754	18

(*)	Information on foreign companies at exchange rate on December 31, 2010

(1)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 46.1%.

			% of Voting Rights
			Controlled by the Bank				Affiliate Entity Data
						Net	Assets	Liabilities		Profit
						Carrying	as of	as of	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	12.31.10	12.31.10	12.31.10	12.31.10
						Thousands of euros(*)

PARTICIPACIONES ARENAL, S.L.	SPAIN	INACTIVE	—	100.0	100.0	7,574	7,582	4	7,553	25
PECRI INVERSION S.A	SPAIN	OTHER INVESTMENT COMPANIES	100.0	—	100.0	78,500	95,512	17,013	97,355	(18,856)
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.0	100.0	156,591	2,529,143	2,372,547	89,097	67,499
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	319,718	338,561	18,844	331,675	(11,958)
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	57,372	57,768	397	58,917	(1,546)
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	21,423	21,650	228	21,055	367
PI HOLDINGS NO. 4, INC.	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
PORT ARTHUR ABSTRACT & TITLE COMPANY	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	1,839	2,176	336	1,878	(38)
PREMEXSA, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	375	1,282	571	463	248
PREVENTIS, S.A.	MEXICO	INSURANCES SERVICES	—	90.3	90.3	11,130	28,533	16,379	8,316	3,838
PRO-SALUD, C.A	VENEZUELA	SERVICES	—	58.9	58.9	—	—	—	—	—
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	INVESTMENT COMPANY	100.0	—	100.0	1,039	12,641	11,112	1,120	409
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	SERVICES	100.0	—	100.0	139	122	—	125	(3)
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	SPAIN	REAL ESTATE	—	58.5	58.5	184	339	26	384	(71)
PROVIDA INTERNACIONAL, S.A.	CHILE	PENSION FUNDS MANAGEMENT	—	100.0	100.0	44,125	48,133	4,010	32,246	11,877
PROVINCIAL DE VALORES CASA DE BOLSA, C.A	VENEZUELA	FINANCIAL SERVICES	—	90.0	90.0	2,344	11,277	7,966	1,362	1,949
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A	VENEZUELA	FINANCIAL SERVICES	—	100.0	100.0	1,489	1,488	143	1,105	240
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	—	100.0	100.0	776	2,913	2,066	707	140
PROXIMA ALFA INVESTMENTS (UK) LLP	UNITED KINGDOM	IN LIQUIDATION	—	51.0	51.0	—	85	2,298	(617)	(1,596)
PROXIMA ALFA INVESTMENTS (USA) LLC	UNITED STATES	IN LIQUIDATION	—	100.0	100.0	7,212	1,293	201	1,163	(71)
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) II INC.	UNITED STATES	IN LIQUIDATION	—	100.0	100.0	72	68	42	25	1
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) INC.	UNITED STATES	IN LIQUIDATION	100.0	—	100.0	72	7,216	3,349	3,718	149
PROXIMA ALFA SERVICES LTD.	UNITED KINGDOM	FINANCIAL SERVICES	100.0	—	100.0	105	2,342	1	2,364	(23)
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.0	100.0	8,938	9,456	1,145	8,433	(122)
RIVER OAKS BANK BUILDING, INC.	UNITED STATES	REAL ESTATE	—	100.0	100.0	24,530	29,231	4,701	16,014	8,516
RIVER OAKS TRUST CORPORATION	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
RIVERWAY HOLDINGS CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	233	7,765	7,531	210	24
RWHC, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	542,101	542,734	634	539,968	2,132
S.GESTORA FONDO PUBL.REGUL.MERCADO HIPOT	SPAIN	INACTIVE	77.2	—	77.2	138	213	67	146	—
SCALDIS FINANCE, S.A.	BELGIUM	INVESTMENT COMPANY	—	100.0	100.0	3,416	3,652	145	3,514	(7)
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	25.0	75.0	100.0	412,330	2,432,075	2,083,508	191,517	157,050
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCES SERVICES	—	100.0	100.0	31,340	53,778	22,546	16,946	14,286
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	317	2,501	2,182	401	(82)
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	1,099	6,000	4,899	858	243
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	—	100.0	100.0	3,603	5,266	1,663	3,304	299
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	—	100.0	100.0	—	20,216	24,042	(297)	(3,529)
SMARTSPREAD LIMITED (UK)	UNITED KINGDOM	SERVICES	100.0	—	100.0	1	137	—	(188)	325
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO.,S.A.	SPAIN	COMERCIAL	100.0	—	100.0	114,518	193,810	116	194,130	(436)
SOCIETE INMOBILIERE BBV D’ILBARRIZ	FRANCE	REAL ESTATE	—	100.0	100.0	1,637	1,537	30	1,682	(175)
SOUTHEAST TEXAS TITLE COMPANY	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	529	727	198	529	—

(*)	Information on foreign companies at exchange rate on December 31, 2010

			% of Voting Rights
			Controlled by the
			Bank				Affiliate Entity Data
						Net	Assets	Liabilities		Profit
						Carrying	as of	as of	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	12.31.10	12.31.10	12.31.10	12.31.10
						Thousands of euros(*)

SPORT CLUB 18, S.A.	SPAIN	INVESTMENT COMPANY	100.0	—	100.0	23,412	53,093	29,785	25,183	(1,875)
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	352	11,580	11,228	339	13
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	233	7,725	7,493	225	7
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	894,559	895,031	472	882,589	11,970
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	1,159	38,627	37,468	1,123	36
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	582	19,396	18,813	565	18
TMF HOLDING INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	7,601	10,388	2,787	7,354	247
TRAINER PRO GESTION DE ACTIVIDADES, S.A.	SPAIN	REAL ESTATE	—	100.0	100.0	2,886	2,931	—	3,261	(330)
TRANSITORY CO	PANAMA	REAL ESTATE	—	100.0	100.0	124	1,435	1,407	154	(126)
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	345,706	345,789	83	341,069	4,637
TWOENC, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	(1,164)	1,117	2,282	(1,165)	—
UNICOM TELECOMUNICACIONES S.DE R.L. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	1	3	2	—	1
UNIDAD DE AVALUOS MEXICO, S.A. DE CV	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	1,918	3,533	1,970	1,235	328
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	SERVICES	—	100.0	100.0	2,410	2,633	1	2,624	8
UNIVERSALIDAD “E5”	COLOMBIA	FINANCIAL SERVICES	—	100.0	100.0	—	3,250	1,085	1,888	277
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	—	100.0	100.0	—	94,309	81,086	3,882	9,341
UNO-E BANK, S.A.	SPAIN	BANKING	67.4	32.7	100.0	174,751	1,361,488	1,255,492	107,729	(1,733)
URBANIZADORA SANT LLORENC, S.A.	SPAIN	INACTIVE	60.6	—	60.6	—	108	—	108	—
VALANZA CAPITAL RIESGO S.G.E.C.R. S.A. UNIPERSONAL	SPAIN	VENTURE CAPITAL	100.0	—	100.0	1,200	16,026	491	14,743	792
VIRTUAL DOC, S.L.	SPAIN	IN LIQUIDATION	—	70.0	70.0	—	467	620	318	(471)
VISACOM, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	1,134	1,135	—	1,052	83

(*)	Information on foreign companies at exchange rate on December 31, 2010

APPENDIX III. Additional information on the jointly controlled companies accounted for using the proportionate consolidating method in BBVA Group

			% of Voting Rights
			Controlled by the Bank				Affiliate Entity Data
						Net	Assets	Liabilities
						Carrying	as of	as of	Equity	Profit (Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	12.31.10	12.31.10	12.31.10	12.31.10
						Thousands of euros (*)

ALTURA MARKETS, SOCIEDAD DE VALORES, S.A.	SPAIN	SECURITIES DEALER	50.0	—	50.0	12,600	1,038,431	998,424	30,381	9,626
ECASA, S.A.	CHILE	FINANCIAL SERVICES	—	51.0	51.0	5,515	7,102	7,018	(4,943)	5,027
FORUM DISTRIBUIDORA, S,A,	CHILE	FINANCIAL SERVICES	—	51.0	51.0	7,480	107,008	97,848	6,995	2,165
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	—	51.0	51.0	56,493	719,366	643,861	29,489	46,016
INVERSIONES PLATCO, C.A	VENEZUELA	FINANCIAL SERVICES	—	50.0	50.0	11,832	26,803	3,137	24,972	(1,306)
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	50.0	50.0	12,451	137,358	112,456	18,707	6,195
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	SPAIN	FINANCIAL SERVICES	—	50.0	50.0	3,959	42,281	34,364	11,358	(3,441)

Information on foreign companies at exchange rate on December 31, 2010

(*)	Jointly controlled companies accounted for using the equity method

III-1

APPENDIX IV. Additional information on investments and jointly controlled companies consolidated using the equity method in BBVA Group
(Including the most significant entities, jointly representing 98% of all investment in this collective)

			% of Voting Rights
			Controlled by the Bank				Affiliate Entity Data
						Net		Liabilities
						Carrying	Assets of	as of	Equity	Profit (Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	12/31/10	12/31/10	12/31/10	12/31/10
						Thousands of euros (*)

ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	—	40.0	40.0	2,037	17,162	9,357	6,872	934(2)
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	—	35.4	35.4	3,956	31,858	15,261	20,406	(3,809	)(2)
ALTITUDE SOFTWARE SGPS, S.A.(*)	PORTUGAL	SERVICES	—	30.5	30.5	9,842	18,619	9,994	6,144	2,481(2)
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	—	49.0	49.0	3,922	8,421	811	7,485	125(2)
BBVA ELCANO EMPRESARIAL II, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.0	—	45.0	37,491	104,885	15,355	89,454	77(2)
BBVA ELCANO EMPRESARIAL, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.0	—	45.0	37,487	104,958	15,355	89,457	146(2)
CAMARATE GOLF, S.A.(*)	SPAIN	REAL ESTATE	—	26.0	26.0	4,091	39,396	18,764	17,798	2,835(3)
CHINA CITIC BANK LIMITED CNCB	CHINA	BANKING	15.0	—	15.0	3,557,759	180,608,192	169,601,243	9,478,880	1,528,069(2)
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	HONG-KONG	FINANCIAL SERVICES	29.7	—	29.7	464,339	11,063,029	9,619,672	1,357,742	85,616(1	)(2)
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	FINANCIAL SERVICES	21.8	—	21.8	14,413	61,967	7,126	53,086	1,755(2)
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V.	MEXICO	SERVICES	—	50.0	50.0	4,706	8,854	1,558	6,564	732(2)
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.(*)	SPAIN	INVESTMENT COMPANY	—	50.0	50.0	71,027	808,482	371,929	402,838	33,715(1	)(2)
FERROMOVIL 3000, S.L.(*)	SPAIN	SERVICES	—	20.0	20.0	6,275	649,334	619,575	27,470	2,289(2)
FERROMOVIL 9000, S.L.(*)	SPAIN	SERVICES	—	20.0	20.0	4,614	413,798	391,994	19,410	2,394(2)
FIDEICOMISO F/70191-2 PUEBLA(*)	MEXICO	REAL ESTATE	—	25.0	25.0	5,017	44,360	11,668	28,189	4,503(3)
I+D MEXICO, S.A. DE C.V.(*)	MEXICO	SERVICES	—	50.0	50.0	22,127	70,158	34,068	29,080	7,010(1	)(2)
IMOBILIARIA DUQUE D’AVILA, S.A.(*)	PORTUGAL	REAL ESTATE	—	50.0	50.0	5,346	24,149	13,713	10,058	377(2)
LAS PEDRAZAS GOLF, S.L.(*)	SPAIN	REAL ESTATE	—	50.0	50.0	9,647	66,286	49,189	27,279	(10,183	)(2)
OCCIDENTAL HOTELES MANAGEMENT, S.L.(*)	SPAIN	SERVICES	—	41.7	41.7	87,579	756,194	493,789	336,310	(73,906	)(1)(2)
PARQUE REFORMA SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	—	30.0	30.0	3,544	66,363	55,103	9,923	1,337(3)
PROMOTORA METROVACESA, S.L(*)	SPAIN	REAL ESTATE	—	50.0	50.0	4,412	76,919	64,518	14,491	(2,089	)(3)
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	40.0	40.0	9,849	86,232	65,463	13,868	6,901(2)
SERVICIOS DE ADMINISTRACION PREVISIONAL, S.A.	CHILE	PENSION FUNDS MANAGEMENT	—	37.9	37.9	5,460	15,263	4,506	6,387	4,370(2)
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	—	46.1	46.1	4,992	14,226	5,297	8,811	118(2)
SERVICIOS ON LINE PARA USUARIOS MULTIPLES, S.A. (SOLIUM)(*)	SPAIN	SERVICES	—	66.7	66.7	4,056	7,710	4,488	2,902	320(2)
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	20.4	0.9	21.4	15,489	206,836	78,920	119,659	8,257(1	)(2)
TELEFONICA FACTORING, S.A.	SPAIN	FINANCIAL SERVICES	30.0	—	30.0	3,694	101,408	90,408	6,849	4,151(2)
TUBOS REUNIDOS, S.A.	SPAIN	INDUSTRIAL	—	23.0	23.0	50,726	664,368	436,637	226,672	1,059(1	)(2)
VITAMEDICA S.A DE C.V.(*)	MEXICO	INSURANCES SERVICES	—	51.0	51.0	2,586	9,833	4,407	4,964	462(2)
OTHER COMPANIES						90,554
					TOTAL	4,547,037	196,149,259	182,110,166	12,429,047	1,610,047

(*)	Jointly controlled companies accounted for using the equity method

(**)	Data relating to the latest financial statements approved at the date of preparation of these notes to the consolidated statements

Information on foreign companies at exchange rate on reference date

(1)	Consolidated Data

(2)	Financial statetement as of December 31, 2009

(3)	Financial statetement as of December 31, 2008

IV-1

Appendix V. Changes and notification of investments in the BBVA Group in 2010

BUSINESS COMBINATIONS AND OTHER ACQUISITIONS OR INCREASE OF INTEREST OWNERSHIP IN CONSOLIDATED SUBSIDIARIES AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR USING THE PROPORCIONATE METHOD

			Thousands of Euros		% of Voting Rights
			Price Paid in the	Fair Value of		Total Voting
			Transactions +	Equity	% Participation	Rights	Effective Date for
			Expenses directly	Instruments	(net)	Controlled after	the Trasaction
			attributable to the	Issued for the	Acquired	the	(or Notification
Company	Type of Transaction	Activity	Transactions	Transactions	in the Period	Transactions	Date)

APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	FOUNDING	SERVICES	7	—	99.99%	99.99%	4-1-2010

MONTEALMENARA GOLF, S.L.*	ACQUISITION	REAL ESTATE	6,515	—	50.00%	100.00%	26-2-2010

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	ACQUISITION	SERVICES	904	—	14.02%	58.40%	26-2-2010

BANCO CONTINENTAL, S.A.	ACQUISITION	BANKING	998	—	0.07%	92.15%	31-3-2010

ECONTA GESTION INTEGRAL, S.L.*	ACQUISITION	SERVICES	591	—	29.92%	100.00%	22-4-2010

		REAL ESTATE

BBVA PROPIEDAD F.I.I.	ACQUISITION	INVESTMENT COMPANY	55,774	—	3.89%	99.57%	30-4-2010

BANCO CONTINENTAL, S.A.	ACQUISITION	BANKING	1,490	—	0.07%	92.22%	31-5-2010

		REAL ESTATE

BBVA PROPIEDAD F.I.I.	ACQUISITION	INVESTMENT COMPANY	—	—	0.15%	99.75%	31-5-2010

RENTRUCKS, ALQUILER Y SoS DE TRANSPORTE, S.A.*	ACQUISITION	FINANCIAL SERVICES	8	—	7.08%	50.00%	30-6-2010

BBVA SEGUROS DE VIDA, S.A.	ACQUISITION	INSURANCES SERVICES	—	—	0.00%	100.00%	31-7-2010

OCCIVAL, S.A.	ACQUISITION	INVESTMENT COMPANY	—	—	0.00%	100.00%	31-7-2010

IBERDROLA SERVICIOS FINANCIEROS, E.F.C., S.A.*	ACQUISITION	FINANCIAL SERVICES	1,849	—	16.00%	100.00%	31-7-2010

		REAL ESTATE

BBVA PROPIEDAD F.I.I.	ACQUISITION	INVESTMENT COMPANY	—	—	0.25%	100.00%	31-8-2010

APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	FOUNDING	SERVICES	3	—	100.00%	100.00%	24-9-2010

APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	FOUNDING	SERVICES	3	—	100.00%	100.00%	24-9-2010

BANCO PROMOCIÓN	ACQUISITION	BANKING	13	—	0.00%	99.84%	30-11-2010

BANCO CONTINENTAL, S.A.	ACQUISITION	BANKING	—	—	0.02%	92.24%	31-12-2010

FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	ACQUISITION	REAL ESTATE	8,833	—	30.31%	80.31%	31-12-2010

(*)	Notification realized

DISPOSALS OR REDUCTION OF INTEREST OWNERSHIP IN CONSOLIDATED SUBSIDIARIES AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR USING THE PROPORTIONATE METHOD

				% of Voting Rights
						Effective Date for
				% Participation	Total Voting Rights	the Transaction
	Type of		Profit (Loss)	Sold	Controlled after the	(or Notification
Company	Transaction	Activity	in the Transaction	in the Period	Disposal	Date)
			Thousands of euros

BBVA LEASING S.A.COMPAÑIA DE FINANCIAMIENTO COMERCIAL	MERGER	FINANCIAL SERVICES	—	100.00%	—	04-01-10
GFIS HOLDINGS INC.	MERGER	FINANCIAL SERVICES	—	100.00%	—	01-02-10
GUARANTY FINANCIAL INSURANCE SOLUTIONS, INC.	MERGER	FINANCIAL SERVICES	—	100.00%	—	01-02-10
BBVA E-COMMERCE, S.A.	MERGER	SERVICES	—	100.00%	—	15-03-10
UNIVERSALIDAD- BANDO GRANAHORRAR	LIQUIDATION	FINANCIAL SERVICES	557	100.00%	—	30-04-10
PROXIMA ALFA MANAGING MEMBER LLC	LIQUIDATION	FINANCIAL SERVICES	(1)	100.00%	—	30-04-10
BIBJ MANAGEMENT, LTD.	LIQUIDATION	SERVICES	—	100.00%	—	31-05-10
BIBJ NOMINEES, LTD.	LIQUIDATION	SERVICES	—	100.00%	—	31-05-10
CANAL COMPANY, LTD.	LIQUIDATION	FINANCIAL SERVICES	(191)	100.00%	—	31-05-10
COMPASS TRUST IV	LIQUIDATION	FINANCIAL SERVICES	(1)	100.00%	—	31-05-10
APLICA SOLUCIONES GLOBALES, S.L.	LIQUIDATION	SERVICES	(14)	100.00%	—	31-07-10
BBVA PRIVANZA (JERSEY), LTD.	LIQUIDATION	FINANCIAL SERVICES	(1,272)	100.00%	—	31-08-10
BBVA CAPITAL FUNDING, LTD.	LIQUIDATION	FINANCIAL SERVICES	1,723	100.00%	—	31-08-10
ADPROTEL STRAND, S.L.	DISPOSAL	REAL ESTATE	27,139	100.00%	—	29-09-10
PRESTACIONES ADMINISTRATIVAS LIMITADA-PROEX LIMITADA	MERGER	FINANCIAL SERVICES	—	100.00%	—	01-09-10
ALTITUDE INVESTMENTS LIMITED	LIQUIDATION	FINANCIAL SERVICES	(86)	51.00%	—	05-10-10
ATUEL FIDEICOMISOS, S.A.	MERGER	SERVICES	—	100.00%	—	26-10-10
EMPRESA INSTANT CREDIT, C.A.	LIQUIDATION	REAL ESTATE	—	100.00%	—	18-11-10
INVERSIONES T, C.A.	LIQUIDATION	REAL ESTATE	—	100.00%	—	18-11-10
PROXIMA ALFA INVESTMENTS, SGIIC, S.A.	LIQUIDATION	FINANCIAL SERVICES	—	100.00%	—	12-11-10
ST. JOHNS INVESTMENTS MANAGMENT CO	MERGER	FINANCIAL SERVICES	—	100.00%	—	30-11-10
DEUSTO, S.A. DE INVERSION MOBILIARIA	MERGER	INVESTMENT COMPANY	—	100.00%	—	10-12-10
ELANCHOVE, S.A.	MERGER	INVESTMENT COMPANY	—	100.00%	—	10-12-10
FINANCIERA ESPAÑOLA, S.A.	MERGER	INVESTMENT COMPANY	—	100.00%	—	10-12-10
OCCIVAL, S.A.	MERGER	INVESTMENT COMPANY	—	100.00%	—	10-12-10
BBVA SECURITIES HOLDINGS, S.A.	MERGER	INVESTMENT COMPANY	—	100.00%	—	21-12-10
ALMACENES GENERALES DE DEPOSITO, S.A.E. DE	MERGER	INVESTMENT COMPANY	—	100.00%	—	21-12-10
MULTIVAL, S.A.	MERGER	INVESTMENT COMPANY	—	100.00%	—	21-12-10
S.A. DE PROYECTOS INDUSTRIALES CONJUNTOS	MERGER	INVESTMENT COMPANY	—	100.00%	—	21-12-10
HOLDING DE PARTICIPACIONES INDUSTRIALES 2000, S.A.	MERGER	INVESTMENT COMPANY	—	100.00%	—	21-12-10
MIRADOR DE LA CARRASCOSA, S.L.	MERGER	REAL ESTATE	—	100.00%	—	28-12-10
MONTEALMENARA GOLF, S.L.	MERGER	REAL ESTATE	—	100.00%	—	28-12-10
BBVA GLOBAL MARKETS RESEARCH, S.A.	LIQUIDATION	FINANCIAL SERVICES	46	100.00%	—	15-12-10
ANIDA CARTERA SINGULAR, S.L,	MERGER	INVESTMENT COMPANY	—	100.00%	—	28-12-10
BBVA PARTICIPACIONES INTERNACIONAL, S.L.	MERGER	INVESTMENT COMPANY	—	100.00%	—	22-12-10
BROOKLINE INVESTMENTS,S.L.	MERGER	INVESTMENT COMPANY	—	100.00%	—	22-12-10
ARAGON CAPITAL, S.L.	MERGER	INVESTMENT COMPANY	—	100.00%	—	22-12-10
GRELAR GALICIA, S.A.	MERGER	INVESTMENT COMPANY	—	100.00%	—	21-12-10
MARQUES DE CUBAS 21, S.L,	MERGER	REAL ESTATE	—	100.00%	—	28-12-10

BUSINESS COMBINATIONS AND OTHER ACQUISITIONS OR INCREASES OF INTEREST OWNERSHIP IN CONSOLIDATED SUBSIDIARIES AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR USING THE PROPORTIONATE METHOD

					% of Voting Rights
			Price Paid in the	Fair Value of		Total Voting
			Transactions +	Equity	% Participation	Rights	Effective Date for
			Expenses Directly	Instruments	(Net)	Controlled After	the Transaction
	Type of		Attributable to the	Issued for the	Acquired	the	(or Notification
Company	Transaction	Activity	Transactions	Transactions	in the Period	Transactions	Date)
			Thousands of Euros

TELEFONICA FACTORING COLOMBIA, S.A.	ACQUISITION	COMERCIAL	350	—	24.30%	24.30%	31-1-2010
MICROMEDIOS DIGITALES, S.A.	ACQUISITION	SERVICES	—	—	—	48.99%	26-2-2010
OPERADORA HITO URBANO, S.A. DE C.V.	FOUNDING	SERVICES	1	—	35.00%	35.00%	26-2-2010
CHINA CITIC BANK LIMITED CNCB	ACQUISITION	BANKING	1,197,475	—	4.93%	15.00%	30-4-2010
TELEFONICA FACTORING CHILE, S.A.	FOUNDING	COMERCIAL	139	—	24.30%	24.30%	31-5-2010
DESARROLLO URBANÍSTICO CHAPULTEPEC, S.A.P.I. DE C.V.	FOUNDING	SERVICES	280	—	50.00%	50.00%	24-6-2010
SOLIUM MEXICO, S.A. DE C.V.	FOUNDING	SERVICES	—	—	100.00%	100.00%	4-11-2010
ALTITUDE SOFTWARE SGPS, S.A.	ACQUISITION	SERVICES	9,842	—	30.47%	30.47%	29-12-2010

DISPOSAL OR REDUCTION OF INTEREST OWNERSHIP IN CONSOLIDATED SUBSIDIARIES AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR USING THE PROPORTIONATE METHOD

				% of Voting Rights		Effective Date for
				% Participation	Total Voting Rights	the Transaction
			Profit (Loss)	Sold	Controlled after the	(or Notification
Company	Type of Transaction	Activity	in the Transaction	in the Period	Disposal	Date)
			Thousands of euros

SERVICIO MERCANTIL DE OCCIDENTE, S.A.	LIQUIDATION	SERVICES	—	25.00%	—	31-05-10
INMUEBLES MADARIAGA PROMOCIONES, S.L.	LIQUIDATION	REAL ESTATE	(34)	50.0%	—	31-05-10
SDAD PARA LA PRESTACION SoS ADMINISTRATIVOS, S.L.	DISPOSAL	SERVICES	485	30.0%	—	30-06-10
INMOBILIARIA RESIDENCIAL LOS ARROYOS, S.A.	CHARGE-OFF	REAL ESTATE	—	33.3%	—	30-06-10
PRUBI, S.A.	CHARGE-OFF	REAL ESTATE	—	24.0%	—	30-06-10
FIDEICOMISO F/401555-8 CUATRO BOSQUES	DISPOSAL	REAL ESTATE	85	50.0%	—	31-08-10
MOBIPAY INTERNATIONAL, S.A.	LIQUIDATION	SERVICES	1	50.0%	—	06-08-10
TUBOS REUNIDOS, S.A.	DISPOSAL	INDUSTRIAL	141	0.1%	23.25%	30-09-10
TUBOS REUNIDOS, S.A.	DISPOSAL	INDUSTRIAL	278	0.2%	23.03%	31-10-10
FIDEICOMISOS DE ADMINISTRACION (COLOMBIA)	DISPOSAL	SERVICES	30	20.5%	—	30-11-10
TUBOS REUNIDOS, S.A.	DISPOSAL	INDUSTRIAL	28	0.0%	23.00%	30-11-10
MICROMEDIOS DIGITALES, S.A.	DISPOSAL	SERVICES	(129)	49.0%	—	31-12-10
TUBOS REUNIDOS, S.A.	DISPOSAL	INDUSTRIAL	53	0.0%	22.95%	31-12-10

CHANGES IN OTHER COMPANIES QUOTED RECOGNIZE AS AVAILABLE-FOR-SALE

			% Voting rights		Effective Date
			% Participation		for the Transaction
	Type of		Acquired (Sold)	Totally Controlled	(or Notification
Company	Transaction	Activity	in the Period	after Transaction	Date)

INMOBILIARIA COLONIAL, S.A.(*)(1)	ACQUISITION	REAL ESTATE	3.302%	3.302%	18-3-2010
INMOBILIARIA COLONIAL, S.A.(*)(2)	DILUCION PARTIC.	REAL ESTATE	2.519%	0.783%	24-3-2010
ACS, ACTIVIDADES DE CONSTRUCCIÓN Y SERVICIOS, S.A.(*)	ACQUISITION	SERVICES	0.888%	3.560%	13-5-2010
TECNICAS REUNIDAS, S.A.(*)	DISPOSAL	SERVICES	0.434%	2.685%	29-6-2010
ACS, ACTIVIDADES DE CONSTRUCCIÓN Y SERVICIOS, S.A.(*)	DISPOSAL	SERVICES	0.010%	2.998%	27-10-2010
ACS, ACTIVIDADES DE CONSTRUCCIÓN Y SERVICIOS, S.A.(*)	ACQUISITION	SERVICES	0.150%	3.022%	10-11-2010
REPSOL YPF, S.A.(*)	ACQUISITION	SERVICES	0.803%	3.284%	28-12-2010

(*)	Notifications realized

(1)	Operation of change of ownership in favor of BBVA by enforcement actions of 58,012,836 shares.

(2)	Dilution of our percentage of investment for increase of the issuer resulting from the conversion into shares of convertifbles obligations.

APPENDIX VI. Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of 31 December, 2010

		% of Voting Rights
		Controlled by the Bank
Company	Activity	Direct	Indirect	Total

BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	—	68.2	68.2
BANCO PROVINCIAL S.A. — BANCO UNIVERSAL	BANKING	1.9	53.8	55.6
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SECURITIES DEALER	70.0	—	70.0
BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL ESTATE	—	68.1	68.1
DESARROLLO URBANISTICO DE CHAMARTÍN, S.A.	REAL ESTATE	—	72.5	72.5
EL OASIS DE LAS RAMBLAS, S.L.	REAL ESTATE	—	70.0	70.0
ESTACIÓN DE AUTOBUSES CHAMARTÍN, S.A.	SERVICES	—	51.0	51.0
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	REAL ESTATE	—	80.3	80.3
GESTIÓN DE PREVISIÓN Y PENSIONES, S.A.	PENSION FUND MANAGEMENT	60.0	—	60.0
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	SERVICES	—	58.4	58.4
HOLDING CONTINENTAL, S.A.	INVESTMENT COMPANY	50.0	—	50.0
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	IN LIQUIDATION	48.0	—	48.0
INVERSIONES P.H.R.4, C.A.	IN LIQUIDATION	—	60.5	60.5
JARDINES DE SARRIENA, S.L.	REAL ESTATE	—	85.0	85.0
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	REAL ESTATE	—	58.5	58.5
PRO-SALUD, C.A.	SERVICES	—	58.9	58.9
VIRTUAL DOC, S.L.	IN LIQUIDATION	—	70.0	70.0

VI-1

APPENDIX VII. BBVA Group’s securitization fund

			Total Securitized	Total Securitized
		Origination	Exposures at the	Exposures as of
Securitization Fund	Company	Date	Origination Date	December 31, 2010
			Thousands of euros

BBVA AUTOS I FTA	BBVA, S.A.	10/2004	1,000,000	92,588
BBVA-3 FTPYME FTA	BBVA, S.A.	11/2004	1,000,023	106,617
BBVA AUTOS 2 FTA	BBVA, S.A.	12/2005	1,000,000	294,326
BBVA HIPOTECARIO 3 FTA	BBVA, S.A.	06/2005	1,450,013	346,643
BBVA-4 PYME FTA	BBVA, S.A.	09/2005	1,250,025	141,447
BBVA CONSUMO 1 FTA	BBVA, S.A.	05/2006	1,499,999	415,721
BBVA-5 FTPYME FTA	BBVA, S.A.	10/2006	1,900,022	402,815
BCL MUNICIPIOS I FTA	BBVA, S.A.	06/2000	1,205,059	154,217
2 PS RBS (ex ABN)	BBVA SDAD DE LEASING INMOBILIARIO, S.A.	09/2001	8,982	6,393
2 PS INTERAMERICANA	BBVA CHILE, S.A.	09/2004	14,149	6,830
2 PS INTERAMERICANA	BBVA SDAD DE LEASING INMOBILIARIO, S.A.	09/2004	20,211	10,175
BBVA-2 FTPYME ICO FTA	BBVA, S.A.	12/2000	899,393	13,848
BBVA CONSUMO 2 FTA	BBVA, S.A.	11/2006	1,500,000	582,053
BBVA CONSUMO 3 FTA	FINANZIA BANCO DE CRÉDITO, S.A.	04/2008	651,788	354,982
BBVA CONSUMO 3 FTA	BBVA, S.A.	04/2008	323,212	153,544
BBVA CONSUMO 4 FTA	FINANZIA BANCO DE CRÉDITO, S.A.	12/2009	684,530	687,429
BBVA CONSUMO 4 FTA	BBVA, S.A.	12/2009	415,470	390,774
BBVA CONSUMO 5 FTA	FINANZIA BANCO DE CRÉDITO, S.A.	12/2010	827,819	821,700
BBVA CONSUMO 5 FTA	BBVA, S.A.	12/2010	72,180	72,185
BBVA UNIVERSALIDAD E10	BBVA COLOMBIA, S.A.	03/2009	29,033	15,838
BBVA UNIVERSALIDAD E11	BBVA COLOMBIA, S.A.	05/2009	19,166	11,175
BBVA UNIVERSALIDAD E12	BBVA COLOMBIA, S.A.	08/2009	30,789	17,566
BBVA UNIVERSALIDAD E9	BBVA COLOMBIA, S.A.	12/2008	55,052	28,747
BBVA EMPRESAS 1 FTA	BBVA, S.A.	11/2007	1,450,002	436,485
BBVA EMPRESAS 2 FTA	BBVA, S.A.	03/2009	2,850,062	1,654,301
BBVA EMPRESAS 3 FTA	BBVA, S.A.	12/2009	2,600,011	1,921,757
BBVA EMPRESAS 4 FTA	BBVA, S.A.	07/2010	1,700,025	1,513,222
BACOMCB 07	BBVA BANCOMER, S.A.	12/2007	159,755	107,803
BACOMCB 08	BBVA BANCOMER, S.A.	03/2008	69,783	50,165
BACOMCB 08U	BBVA BANCOMER, S.A.	08/2008	344,198	291,279
BACOMCB 08-2	BBVA BANCOMER, S.A.	12/2008	351,925	269,905
BACOMCB 09	BBVA BANCOMER, S.A.	08/2009	395,526	344,219
FannieMae- Lender No. 227300000	COMPASS BANK	12/2001	184,116	22,763
FANNIE MAE — LENDER No. 227300027	COMPASS BANK	12/2003	279,356	86,990
BBVA-FINANZIA AUTOS 1 FTA	FINANZIA BANCO DE CRÉDITO, S.A.	04/2007	800,000	309,971
GAT FTGENCAT 2005 FTA	BBVA, S.A.	12/2005	249,943	46,081
GC GENCAT II FTA	BBVA, S.A.	03/2003	224,967	10,517
BBVA RMBS 1 FTA	BBVA, S.A.	02/2007	2,500,000	1,787,623
BBVA RMBS 2 FTA	BBVA, S.A.	03/2007	5,000,000	3,536,270
BBVA RMBS 3 FTA	BBVA, S.A.	07/2007	3,000,000	2,366,245
BBVA RMBS 4 FTA	BBVA, S.A.	11/2007	4,900,001	3,508,024
BBVA RMBS 5 FTA	BBVA, S.A.	05/2008	5,000,001	4,053,846
BBVA RMBS 6 FTA	BBVA, S.A.	11/2008	4,995,005	4,113,627
BBVA RMBS 7 FTA	BBVA, S.A.	11/2008	8,500,005	6,530,597
BBVA RMBS 9 FTA	BBVA, S.A.	04/2010	1,295,101	1,258,406
BBVA LEASING 1 FTA	BBVA, S.A.	06/2007	2,500,000	921,962
BBVA-6 FTPYME FTA	BBVA, S.A.	06/2007	1,500,101	452,240
BBVA-7 FTGENCAT FTA	BBVA, S.A.	02/2008	250,010	98,519
BBVA-8 FTPYME FTA	BBVA, S.A.	07/2008	1,100,127	539,816
BBVA RMBS 8 FTA	BBVA, S.A.	07/2009	1,220,000	1,089,584

VII-1

APPENDIX VIII. Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2010.

Outsanding as of December 31, 2010 of subordinated issues

					Prevailing
		December	December	December	Interest Rate	Maturity
Issuer Entity and Issued Date	Currency	2010	2009	2008	at 2010	Date
	Millions of euros

Issues in Euros
BBVA
July-96	EUR	27	27	27	9.37%	22-12-16
November-03	EUR	—	750	750	—	12-11-15
October-04	EUR	992	992	992	4.37%	20-10-19
February-07	EUR	297	297	297	4.50%	16-02-22
March-08	EUR	125	125	125	6.03%	03-03-33
July-08	EUR	100	100	100	6.20%	04-07-23
September-09	EUR	2,000	2,000	—	5.00%	15-10-14

Subtotal	EUR	3,541	4,291	2,291

BBVA GLOBAL FINANCE, LTD.(*)
July-99	EUR	73	73	73	6.35%	16-10-15
February-00	EUR	—	442	442	—	25-02-10
October-01	EUR	60	60	60	5.73%	10-10-11
October-01	EUR	40	40	40	6.08%	10-10-16
October-01	EUR	50	50	50	1.58%	15-10-16
November-01	EUR	55	55	55	1.75%	02-11-16
December-01	EUR	56	56	56	1.72%	20-12-16

Subtotal	EUR	334	776	776

BBVA SUBORDINATED CAPITAL, S.A.U.(*)
May-05	EUR	423	456	484	1.34%	23-05-17
October-05	EUR	126	130	150	1.28%	13-10-20
October-05	EUR	205	231	250	1.25%	20-10-17
October-06	EUR	822	900	1,000	1.33%	24-10-16
April-07	EUR	623	700	750	1.11%	03-04-17
April-07	EUR	100	100	100	3.32%	04-05-22
May-08	EUR	50	50	50	0.00%	19-05-23
July-08	EUR	20	20	20	6.11%	22-07-18

Subtotal	EUR	2,369	2,587	2,804

BBVA BANCOMER, S.A. de C.V.
May-07	EUR	601	560	610	5.00%	17-07-17

Subtotal	EUR	601	560	610

ALTURA MARKETS A.V., S.A.
November-07	EUR	2	2	3	3.03%	29-11-17

Subtotal	EUR	2	2	3

Total issued in Euros		6,847	8,216	6,484

(*)	As of March 23, 2010 issues of BBVA Capital Funding, Ltd. have been assumed by BBVA Global Finance Ltd.

The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

VIII-1

Outsanding as of December 31, 2010 of subordinated issues

					Prevailing
		December	December	December	Interest Rate	Maturity
Issuer Entity and Issued Date	Currency	2010	2009	2008	at 2010	Date
	Millions of euros

Issues in foreign currency
BBVA PUERTO RICO, S.A.
September-04	USD	38	35	36	1.74%	23-09-14
September-06	USD	28	26	27	5.76%	29-09-16
September-06	USD	22	21	22	0.86%	29-09-16

Subtotal	USD	88	82	85

BBVA GLOBAL FINANCE, LTD.(*)
December-95	USD	96	139	144	7.00%	01-12-25
October-95	JPY	92	75	79	6.00%	26-10-15

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE
Various issues	CLP	624	336	287	Various	Various

Subtotal	CLP	624	336	287

BBVA BANCOMER, S.A. de C.V.
July-05	USD	—	241	—	—	22-07-15
May-07	USD	373	345	—	6.00%	17-05-22
April-10	USD	670	—	—	7.00%	22-04-20

Subtotal	USD	1,043	586	—

September-06	MXN	151	132	—	5.00%	18-09-14
July-08	MXN	73	63	—	5.00%	16-07-18
October-08	MXN	181	156	—	6.00%	24-09-18
December-08	MXN	166	146	—	6.00%	26-11-20
January-09	MXN	2	2	—	6.00%	26-11-20
February-09	MXN	2	2	—	6.00%	26-11-20
March-09	MXN	1	1	—	6.00%	26-11-20
April-09	MXN	1	1	—	6.00%	26-11-20
June-09	MXN	158	138	—	6.00%	07-06-19
July-09	MXN	5	5	—	6.00%	07-06-19
September-09	MXN	1	1	—	6.00%	07-06-19

Subtotal	MXN	741	647	—

BBVA SUBORDINATED CAPITAL, S.A.U.
October-05	JPY	184	150	159	2.75%	22-10-35

Subtotal	JPY	184	150	159

October-05	GBP	—	277	315	—	21-10-15
March-06	GBP	326	325	315	5.00%	31-03-16
March-07	GBP	284	282	262	5.75%	11-03-18

Subtotal	GBP	610	884	892

RIVERWAY HOLDING CAPITAL TRUST I
March-01	USD	7	7	7	10.18%	08-06-31

Subtotal	USD	7	7	7

TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	37	35	36	3.15%	17-03-34

Subtotal	USD	37	35	36

(*)	As of March 23, 2010 issues of BBVA Capital Funding, Ltd. have been assumed by BBVA Global Finance Ltd.

The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

VIII-2

Outsanding as of December 31, 2010 of subordinated issues

					Prevailing
		December	December	December	Interest Rate	Maturity
Issuer Entity and Issued Date	Currency	2010	2009	2008	at 2010	Date
	Millions of euros

STATE NATIONAL CAPITAL TRUST I
July-03	USD	11	10	11	3.35%	30-09-33

Subtotal	USD	11	10	11

STATE NATIONAL STATUTORY TRUST II
March-04	USD	7	7	7	3.09%	17-03-34

Subtotal	USD	7	7	7

TEXASBANC CAPITAL TRUST I
July-04	USD	19	17	18	2.89%	23-07-34

Subtotal	USD	19	17	18

COMPASS BANK
March-05	USD	212	195	201	5.50%	01-04-20
March-06	USD	195	180	186	5.90%	01-04-26
September-07	USD	261	242	250	6.40%	01-10-17

Subtotal	USD	668	617	637

BBVA COLOMBIA, S.A.
August-06	COP	156	136	128	7.92%	28-08-11

Subtotal	COP	156	136	128

BBVA PARAGUAY, S.A.
Various	PYG	2	2	2	Various	Various
Various	USD	6	6	6	Various	Various

BANCO CONTINENTAL, S.A.
December-06	USD	22	21	22	1.84%	15-02-17
May-07	USD	15	14	9	6.00%	14-05-27
September-07	USD	15	14	14	1.59%	24-09-17
February-08	USD	15	14	14	6.47%	28-02-28
June-08	USD	22	21	14	3.11%	15-06-18
November-08	USD	15	14	14	2.89%	15-02-19

Subtotal		104	98	87

May-07	PEN	11	10	9	5.85%	07-05-22
June-07	PEN	16	14	14	3.88%	18-06-32
November-07	PEN	15	13	12	3.91%	19-11-32
July-08	PEN	13	11	11	3.22%	08-07-23
September-08	PEN	14	12	12	3.23%	09-09-23
December-08	PEN	8	7	7	4.30%	15-12-33
October-10	PEN	150	—	—	7.38%	15-12-33

Subtotal	PEN	227	67	65

Total issues in foreign currencies (Millions of Euros)		4,722	3,901	2,650

VIII-3

Outsanding as of December 31, 2010 of Preferred Issues

	December 2010		December 2009		December 2008
		Amount Issued		Amount Issued		Amount Issued
Issuer Entity and Issued Date	Currency	(Millions)	Currency	(Millions)	Currency	(Millions)

BBVA International, Ltd.	—	—	—	—	—	—
December-02	EUR	500	EUR	500	EUR	500
BBVA Capital Finance, S.A.U.	—	—	—	—	—	—
December-03	EUR	350	EUR	350	EUR	350
July-04	EUR	500	EUR	500	EUR	500
December-04	EUR	1,125	EUR	1,125	EUR	1,125
December-08	EUR	1,000	EUR	1,000	EUR	1,000
BBVA International Preferred, S.A.U	—	—	—	—	—	—
September-05	EUR	85	EUR	85	EUR	85
September-06	EUR	164	EUR	164	EUR	164
April-07	USD	600	USD	600	USD	600
July-07	GBP	31	GBP	31	GBP	31
October-09	EUR	645	EUR	645	EUR	—
October-09	GBP	251	GBP	251	GBP	—
Banco Provincial, S.A. — Banco Universal	—	—	—	—	—	—
October-07	VEF	150	VEF	150	VEF	150
November-07	VEF	58	VEF	58	VEF	58
Phoenix Loan Holdings Inc.	—	—	—	—	—	—
November-00	USD	25	USD	25	USD	25

VIII-4

APPENDIX IX. Consolidated balance sheets as of December 31, 2010, 2009 and 2008 held in foreign currency

		Mexican	Other Foreign	Total Foreign
2010	USD	Pesos	Currencies	Currencies
	Millions of euros

Assets -
Cash and balances with Central Banks	4,358	6,002	5,333	15,693
Financial assets held for trading	2,347	11,142	4,031	17,520
Available-for-sale financial assets	8,547	10,150	5,102	23,799
Loans and receivables	61,994	35,465	31,288	128,747
Investments in entities accounted for using the equity method	5	112	3,658	3,775
Tangible assets	804	916	655	2,375
Other assets	3,972	2,768	1,830	8,570

Total	82,027	66,555	51,897	200,479

Liabilities-
Financial liabilities held for trading	1,420	3,349	1,073	5,842
Financial liabilities at amortised cost	90,444	50,708	42,645	183,797
Other liabilities	928	5,976	2,889	9,793

Total	92,792	60,033	46,607	199,432

		Mexican	Other Foreign	Total Foreign
2009	USD	Pesos	Currencies	Currencies
	Millions of euros

Assets -
Cash and balances with Central Banks	3,198	5,469	4,278	12,945
Financial assets held for trading	2,607	12,121	2,459	17,187
Available-for-sale financial assets	8,451	7,277	5,227	20,955
Loans and receivables	59,400	27,618	27,953	114,971
Investments in entities accounted for using the equity method	5	112	2,328	2,445
Tangible assets	753	777	653	2,183
Other assets	3,699	2,123	1,763	7,585

Total	78,113	55,497	44,661	178,271

Liabilities-
Financial liabilities held for trading	893	2,507	968	4,368
Financial liabilities at amortised cost	121,735	43,300	42,502	207,537
Other liabilities	1,050	4,316	2,835	8,201

Total	123,678	50,123	46,305	220,106

IX-1

		Mexican	Other Foreign	Total Foreign
2008	USD	Pesos	Currencies	Currencies
	Millions of euros

Assets -
Cash and balances with Central Banks	2,788	5,179	3,612	11,579
Financial assets held for trading	4,137	13,184	3,003	20,324
Available-for-sale financial assets	10,321	5,613	4,846	20,780
Loans and receivables	65,928	26,168	28,072	120,168
Investments in entities accounted for using the equity method	5	103	481	589
Tangible assets	802	729	485	2,016
Other assets	2,093	1,843	1,716	5,652

Total	86,074	52,819	42,215	181,108

Liabilities-
Financial liabilities held for trading	1,192	3,919	1,057	6,168
Financial liabilities at amortised cost	116,910	42,288	42,097	201,295
Other liabilities	1,005	3,896	2,565	7,466

Total	119,107	50,103	45,719	214,929

IX-2

APPENDIX X. Consolidated income statements for the first and second half of 2010 and 2009

	Six Months	Six Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	December 31,	June 30,	December 31,
	2010	2010	2009	2009
	Millions of euros

INTEREST AND SIMILAR INCOME	10,457	10,677	12,911	10,864
INTEREST AND SIMILAR EXPENSES	(3,520)	(4,294)	(6,053)	(3,840)
NET INTEREST INCOME	6,937	6,383	6,858	7,024

DIVIDEND INCOME	257	272	248	195
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	151	184	27	93
FEE AND COMMISSION INCOME	2,678	2,704	2,638	2,667
FEE AND COMMISSION EXPENSES	(406)	(439)	(457)	(418)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	1,067	374	446	446
NET EXCHANGE DIFFERENCES	56	397	352	300
OTHER OPERATING INCOME	1,771	1,772	1,755	1,645
OTHER OPERATING EXPENSES	(1,631)	(1,617)	(1,487)	(1,666)
GROSS INCOME	10,880	10,030	10,380	10,286

ADMINISTRATION COSTS	(4,015)	(4,192)	(3,734)	(3,928)
Personnel expenses	(2,364)	(2,450)	(2,291)	(2,360)
General and administrative expenses	(1,651)	(1,742)	(1,443)	(1,568)
DEPRECIATION AND AMORTIZATION	(365)	(396)	(354)	(343)
PROVISIONS (NET)	(270)	(212)	(152)	(306)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(2,419)	(2,299)	(1,945)	(3,528)
NET OPERATING INCOME	3,811	2,931	4,195	2,181

IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	(196)	(293)	(271)	(1,347)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	11	30	9	11
NEGATIVE GOODWILL	1	—	—	99
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	24	103	70	789
INCOME BEFORE TAX	3,651	2,771	4,003	1,733

INCOME TAX	(941)	(486)	(961)	(180)
INCOME FROM CONTINUING TRANSACTIONS	2,710	2,285	3,042	1,553

INCOME FROM DISCONTINUED TRANSACTIONS (NET)	—	—	—	—

NET INCOME	2,710	2,285	3,042	1,553

Net Income attributed to parent company	2,527	2,079	2,799	1,411
Net income attributed to non-controlling interests	183	206	243	142

	Six Months		Six Months Ended
	Ended June 30,	Six Months Ended	June 30,	Six Months Ended
	2010	December 31, 2010	2009	December 31, 2009
	Euros

EARNINGS PER SHARE
Basic earnings per share	0.63	0.54	0.73	0.35
Diluted earnings per share	0.63	0.54	0.73	0.35

X-1

APPENDIX XI. GLOSSARY

Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.
Amortized cost	The amortized cost of a financial asset is the amount at which it was measured at initial recognition minus principal repayments, plus or minus, as warranted, the cumulative amount taken to profit or loss using the effective interest rate method of any difference between the initial amount and the maturity amount, and minus any reduction for impairment or change in measured value.
Assets leased out under operating lease	Lease arrangements that are not finance leases are designated operating leases.
Associates	Companies in which the Group is able to exercise significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.
Available-for-sale financial assets	Available-for-sale (AFS) financial assets are debt securities that are not classified as held-to-maturity investments or as financial assets designated at fair value through profit or loss (FVTPL) and equity instruments that are not subsidiaries, associates or jointly controlled entities and have not been designated as at FVTPL.
Basic earnings per share	Calculated by dividing profit or loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period
Business combination	The merger of two or more entities or independent businesses into a single entity or group of entities.
Cash flow hedges	Derivatives that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could effect profit or loss.
Commissions and fees	Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:
• Feed and commissions relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected.
• Fees and commissions arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.
• Fees and commissions generated by a single act are accrued upon execution of that act.
Contingencies	Current obligations arising as a result of past events, certain in terms of nature at the balance sheet date but uncertain in terms of amount and/or cancellation date, settlement of which is deemed likely to entail an outflow of resources embodying economic benefits.
Contingent commitments	Possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.

Contingent risks	Transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts.
Current tax assets	Taxes recoverable over the next twelve months.
Current tax liabilities	Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.
Debt obligations/certificates	Obligations and other interest-bearing securities that create or evidence a debt on the part of their issuer, including debt securities issued for trading among an open group of investors, that accrue interest, implied or explicit, whose rate, fixed or benchmarked to other rates, is established contractually, and take the form of securities or book-entries, irrespective of the issuer.
Deferred tax assets	Taxes recoverable in future years, including loss carryforwards or tax credits for deductions and tax rebates pending application.
Deferred tax liabilities	Income taxes payable in subsequent years.
Defined benefit commitments	Post-employment obligation under which the entity, directly or indirectly via the plan, retains the contractual or implicit obligation to pay remuneration directly to employees when required or to pay additional amounts if the insurer, or other entity required to pay, does not cover all the benefits relating to the services rendered by the employees when insurance policies do not cover all of the corresponding post-employees benefits.
Defined contribution commitments	Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer’s obligations in respect of its employees current and prior years’ employment service are discharged by contributions to the fund.
Deposits from central banks	Deposits of all classes, including loans and money market operations, received from the Bank of Spain and other central banks.
Deposits from credit institutions	Deposits of all classes, including loans and money market operations received, from credit entities.
Deposits from customers	Redeemable cash balances received by the entity, with the exception of debt certificates, money market operations through counterparties and subordinated liabilities, that are not received from either central banks or credit entities. This category also includes cash deposits and consignments received that can be readily withdrawn.

Diluted earnings per share	This calculation is similar to that used to measure basic earnings per share, except that the weighted average number of shares outstanding is adjusted to reflect the potential dilutive effect of any stock options, warrants and convertible debt instruments outstanding the year. For the purpose of calculating diluted earnings per share, an entity shall assume the exercise of dilutive warrants of the entity. The assumed proceeds from these instruments shall be regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period shall be treated as an issue of ordinary shares for no consideration. Such shares are dilutive and are added to the number of ordinary shares outstanding in the calculation of diluted earnings per share.
Early retirements	Employees that no longer render their services to the entity but which, without being legally retired, remain entitled to make economic claims on the entity until they formally retire.
Economic capital	Eligible capital for regulatory capital adequacy calculations.
Effective interest rate	Discount rate that exactly equals the value of a financial instrument with the cash flows estimated over the expected life of the instrument based on its contractual period as well as its anticipated amortization, but without taking the future losses of credit risk into consideration.
Equity	The residual interest in an entity’s assets after deducting its liabilities. It includes owner or venturer contributions to the entity, at incorporation and subsequently, unless they meet the definition of liabilities, and accumulated net profits or losses, fair value adjustments affecting equity and, if warranted, minority interests.
Equity instruments	An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.
Equity method	The equity method is a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the Group’s share of net assets of the investee, adjusted for dividends received and other equity eliminations.
Exchange/translation differences	Gains and losses generated by currency trading and the differences arising on translating monetary items denominated in foreign currency to the functional currency, exchange differences on foreign currency non-monetary assets accumulated in equity and taken to profit or loss when the assets are sold and gains and losses realized on the disposal of assets at entities with a functional currency other than the euro.
Fair value	The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.
Fair value hedges	Derivatives that hedge the exposure of the fair value of assets and liabilities to movements in interest rates and/or exchange rates designated as a hedged risk.
Fees	See Commissions, fees and similar items

Financial guarantees	A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument, irrespective of its instrumentation. These guarantees may take the form of deposits, technical or financial guarantees, irrevocable letters of credit issued or confirmed by the entity, insurance contracts or credit derivatives in which the entity sells credit protection, among others.
Financial instrument	A financial instrument is any contract that gives rise to a financial asset of one entity and to a financial liability or equity instrument of another entity.
Financial liabilities at amortized cost	Financial liabilities that do not meet the definition of financial liabilities designated at fair value through profit or loss and arise from the financial entities’ ordinary activities to capture funds, regardless of their instrumentation or maturity.
Full consolidation
•   preparing consolidated financial statements, an entity combines the balance sheets of the parent and its subsidiaries line by line by adding together like items of assets, liabilities and equity. Intragroup balances and transactions, including amounts payable and receivable, are eliminated in full.

•   Group entity income statement income and expense headings are similarly combined line by line into the consolidated income statement, having made the following consolidation eliminations: a) income and expenses in respect of intragroup transactions are eliminated in full. b) profits and losses resulting from intragroup transactions are similarly eliminated.

• The carrying amount of the parent’s investment and the parent’s share of equity in each subsidiary are eliminated.
Gains or losses on financial assets and liabilities, net	This heading reflects fair value changes in financial instruments - except for changes attributable to accrued interest upon application of the interest rate method and asset impairment losses (net) recognized in the income statement - as well as gains or losses generated by their sale - except for gains or losses generated by the disposal of investments in subsidiaries, jointly controlled entities and associates an of securities classified as held to maturity.
Goodwill	Goodwill acquired in a business combination represents a payment made by the acquirer in anticipation of future economic benefits from assets that are not able to be individually identified and separately recognized.
Hedges of net investments in foreign operations	Foreign currency hedge of a net investment in a foreign operation.
Held-to-maturity investments	Held-to-maturity investments are financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity.

Held for trading (assets and liabilities)	Financial assets and liabilities acquired or incurred principally for the purpose of selling or repurchasing them in the near term with a view to profiting from variations in their prices or by exploiting existing differences between their bid and ask prices.
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
2. A significant or prolonged drop in fair value below cost in the case of equity instruments.
Income from equity instruments	Dividends and income on equity instruments collected or announced during the year corresponding to profits generated by investees after the ownership interest is acquired. Income is recognized gross, i.e., without deducting any withholdings made, if any.
Insurance contracts linked to pensions	The fair value of insurance contracts written to cover pension commitments.
Inventories	Assets, other than financial instruments, under production, construction or development, held for sale during the normal course of business, or to be consumed in the production process or during the rendering of services. Inventories include land and other properties held for sale at the real estate development business.
Investment properties	Investment property is property (land or a building — or part of a building — or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for own use or sale in the ordinary course of business.
Jointly controlled entities	Companies over which the entity exercises control but are not subsidiaries are designated “jointly controlled entities”. Joint control is the contractually agreed sharing of control over an economic activity or undertaking by two or more entities, or controlling parties. The controlling parties agree to share the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. It exists only when the strategic financial and operating decisions require unanimous consent of the controlling parties.
Leases	A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time, a stream of cash flows that is essentially equivalent to the combination of principal and interest payments under a loan agreement.

Liabilities associated with non-current assets held for sale	The balance of liabilities directly associated with assets classified as non-current assets held for sale, including those recognized under liabilities in the entity’s balance sheet at the balance sheet date corresponding to discontinued operations.
Liabilities under insurance contracts	The technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end.
Loans and advances to customers	Loans and receivables, irrespective of their type, granted to third parties that are not credit entities and that are not classified as money market operations through counterparties.
Loans and receivables	Financing extended to third parties, classified according to their nature, irrespective of the borrower type and the instrumentation of the financing extended, including finance lease arrangements where the consolidated subsidiaries act as lessors.
Minority interests	Minority interest is that portion of the profit or loss and net assets of a subsidiary attributable to equity interests that are not owned, directly or indirectly through subsidiaries, by the parent, including minority interests in the profit or loss of consolidated subsidiaries for the reporting period.
Mortgage-backed bonds	Fixed-income securities guaranteed with the mortgage loans for the issuing entity, which, in accordance with current legislation to that effect, are not subject to the issuance of mortgage bonds.
Non-current assets held for sale	A non-current asset or disposal group, whose carrying amount is expected to be realized through a sale transaction, rather than through continuing use, and which meets the following requirements:
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
Provisions	Provisions include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date.
Provision expenses	Provisions recognized during the year, net of recoveries on amounts provisioned in prior years, with the exception of provisions for pensions and contributions to pension funds which constitute current or interest expense.
Provisions for contingent exposures and commitments	Provisions recorded to cover exposures arising as a result of transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts, and provisions for contingent commitments, i.e., irrevocable commitments which may arise upon recognition of financial assets.
Provisions for pensions and similar obligation	Constitutes all provisions recognized to cover retirement benefits, including commitments assumed vis-à-vis beneficiaries of early retirement and analogous schemes.
Reserves	Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution. Reserves also include the cumulative effect of adjustments recognized directly in equity as a result of the retroactive restatement of the financial statements due to changes in accounting policy and the correction of errors.
Securitization fund	A fund that is configured as a separate equity and administered by a management company. An entity that would like funding sells certain assets to the securitization fund, which, in turn, issues securities backed by said assets.
Share premium	The amount paid in by owners for issued equity at a premium to the shares’ nominal value.

Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.
Subordinated liabilities	Financing received, regardless of its instrumentation, which ranks after the common creditors in the event of a liquidation.
Subsidiaries	Companies which the Group has the power to control. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, unless, exceptionally, it can be clearly demonstrated that ownership of more than one half of an entity’s voting rights does not constitute control of it. Control also exists when the parent owns half or less of the voting power of an entity when there is:
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
Substandard risk	All debt instruments and contingent risks which do not meet the criteria to be classified individually as non-performing or written-off, but show weaknesses that may entail for the entity the need to assume losses greater than the hedges for impairment of risks subject to special monitoring.
Tax liabilities	All tax related liabilities except for provisions for taxes.
Trading derivatives	The fair value in favor of the entity of derivatives not designated as accounting hedges.
Value at Risk (VaR)	Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level
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