Form 20-F
period 2011-12-31
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
filed 2012-04-26
CIK 842180

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Eduardo Ávila Zaragoza

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on which Registered
American Depositary Shares, each representing the right to receive one ordinary share, par value €0.49 per share	New York Stock Exchange
Ordinary shares, par value €0.49 per share	New York Stock Exchange*
Guarantee of Non-Cumulative Guaranteed Preferred Securities, Series C, liquidation preference $1,000 each, of BBVA International Preferred, S.A. Unipersonal	New York Stock Exchange**
Guarantee of Guaranteed Fixed Rate Senior Notes due 2014 of BBVA U.S. Senior, S.A. Unipersonal	New York Stock Exchange***
Guarantee of Guaranteed Floating Rate Senior Notes due 2014 of BBVA U.S. Senior, S.A. Unipersonal	New York Stock Exchange****

*	The ordinary shares are not listed for trading, but are listed only in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.
**

The guarantee is not listed for trading, but is listed only in connection with the registration of the corresponding Non-Cumulative Guaranteed Preferred Securities of BBVA International Preferred, S.A. Unipersonal (a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.).

***

The guarantee is not listed for trading, but is listed only in connection with the registration of the corresponding Guaranteed Fixed Rate Senior Notes of BBVA U.S. Senior, S.A. Unipersonal (a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.).

****

The guarantee is not listed for trading, but is listed only in connection with the registration of the corresponding Guaranteed Floating Rate Senior Notes of BBVA U.S. Senior, S.A. Unipersonal (a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.).

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

The number of outstanding shares of each class of stock of the Registrant as of December 31, 2011, was:

Ordinary shares, par value €0.49 per share—4,903,207,003

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

    Yes   ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as Issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

    Yes  ☐     No  ☒

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•

“BBVA”, “Bank”, the “Company”, the “Group” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Bancomer” means Bancomer S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBVA Compass” means Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•

“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2011, 2010 and 2009 prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this Annual Report, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:

•	“Item 3. Key Information—Risk Factors”;

•	“Item 4. Information on the Company”;

•	“Item 5. Operating and Financial Review and Prospects”; and

•	“Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including increased capital requirements;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States, Mexico and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, Mexico and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

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

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (as amended or supplemented from time to time, “Circular 4/2004”), which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption by the European Union of EU-IFRS. The financial statements included in our annual report on Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”) included financial statements for the three years then-ended prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. It also included a reconciliation of certain financial information to U.S. GAAP.

We have concluded that differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and IFRS-IASB are not material for the three years ended December 31, 2011. Accordingly, the Consolidated Financial Statements included in this Annual Report have been prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with IFRS-IASB. As a result, this Annual Report does not include a reconciliation of certain financial information to U.S. GAAP.

In order to present financial information for all periods on a basis consistent with IFRS-IASB, we have restated under IFRS-IASB the financial information as of and for the years ended December 31, 2008 and 2007 previously reported in our respective annual reports for certain prior years, which had been prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. See “Item 3. Key Information—Selected Consolidated Financial Data—Restatement” for a reconciliation to amounts previously reported.

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

The historical financial information set forth below for the years ended December 31, 2011, 2010 and 2009 has been selected from, and should be read together with, the Consolidated Financial Statements included herein. For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”. In order to present financial information for all periods on a basis consistent with IFRS-IASB, we have restated under IFRS-IASB the financial information as of and for the years ended December 31, 2008 and 2007 previously reported in our respective annual reports for certain prior years, which had been prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. This restatement relates exclusively to the amounts of impairment losses on financial assets (net). See “—Restatement” below for a reconciliation to amounts previously reported. The audited financial statements for the years ended December 31, 2008 and 2007 are not included in this document but they can be found, on an unrestated and non-comparable basis, in the respective annual reports for certain prior years previously filed by us.

	For Year Ended December 31,
	2011	2010	2009	2008(*)	2007(*)
	(In Millions of Euros, Except per Share/ADS Data (In Euros))
Consolidated statement of income data
Interest and similar income	24,188	21,134	23,775	30,404	26,176
Interest and similar expenses	(11,028)	(7,814)	(9,893)	(18,718)	(16,548)
Net interest income	13,160	13,320	13,882	11,686	9,628
Dividend income	562	529	443	447	348
Share of profit or loss of entities accounted for using the equity method	600	335	120	293	241
Fee and commission income	5,618	5,382	5,305	5,539	5,603
Fee and commission expenses	(1,058)	(845)	(875)	(1,012)	(1,043)
Net gains(losses) on financial assets and liabilities	1,114	1,441	892	1,328	1,545
Net exchange differences	365	453	652	231	411
Other operating income	4,247	3,543	3,400	3,559	3,589
Other operating expenses	(4,042)	(3,248)	(3,153)	(3,093)	(3,051)
Gross income	20,566	20,910	20,666	18,978	17,271
Administration costs	(9,104)	(8,207)	(7,662)	(7,756)	(7,253)
Depreciation and amortization	(847)	(761)	(697)	(699)	(577)
Provisions (net)	(510)	(482)	(458)	(1,431)	(235)
Impairment losses on financial assets (net)	(4,226)	(4,718)	(5,473)	(4,098)	(2,814)
Net operating income	5,879	6,742	6,376	4,994	6,392
Impairment losses on other assets (net)	(1,885)	(489)	(1,618)	(45)	(13)
Gains (losses) on derecognized assets not classified as non-current asset held for sale	46	41	20	72	13
Negative goodwill	—	1	99	—	—
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(270)	127	859	748	1,191
Income before tax	3,770	6,422	5,736	5,769	7,583
Income tax	(285)	(1,427)	(1,141)	(1,194)	(1,806)
Income from continuing transactions	3,485	4,995	4,595	4,575	5,777
Income from discontinued transactions (net)	—	—	—	—	—
Net income	3,485	4,995	4,595	4,575	5,777
Net income attributed to parent company	3,004	4,606	4,210	4,210	5,488
Net income attributed to non-controlling interests	481	389	385	365	289
Per share/ADS(1) data
Net operating income(2)	1.27	1.79	1.71	1.35	1.79
Numbers of shares outstanding (at period end)(3)	4,903,207,003	4,490,908,285	3,747,969,121	3,747,969,121	3,747,969,121
Income attributed to parent company(4)	0.64	1.14	1.07	1.06	1.44
Dividends declared	0.200	0.270	0.420	0.501	0.733

(*)	Restated to comply with IFRS-IASB. See “—Restatement” below for a reconciliation to amounts previously reported.

(1)	Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.

(2)

Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period excluding the weighted average number of treasury shares during the period (4,635 million, 3,762 million, 3,719 million, 3,706 million and 3,594 million shares in 2011, 2010, 2009, 2008 and 2007, respectively).

(3)

As of the date of this annual report, April 26, 2012, the number of shares outstanding was 5,061,082,378, as a result of the voluntary conversion of BBVA’s mandatory convertible subordinated bonds issued in December 2011, which resulted in the issuance of 157,875,375 new ordinary shares, each with a nominal value of €0.49. See Note 59 to the Consolidated Financial Statements.

(4)

Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period including the average number of estimated shares to be converted and, for comparative purposes, a correction factor to account for the capital increases carried out in November 2010, April 2011 and October 2011, and excluding the weighted average number of treasury shares during the period (4,769 million, 4,097 million, 3,965 million, 3,963 million and 3,823 million shares in 2011, 2010, 2009, 2008 and 2007, respectively). With respect to the years ended December 31, 2011, 2010 and 2009, see Note 5 to the Consolidated Financial Statements.

	As of and for Year Ended December 31,
	2011	2010	2009	2008(*)	2007(*)
	(In Millions of Euros, Except Percentages)
Consolidated balance sheet data
Total assets	597,688	552,738	535,065	542,650	502,536
Common stock	2,403	2,201	1,837	1,837	1,837
Loans and receivables (net)	381,076	364,707	346,117	369,494	338,922
Customer deposits	282,173	275,789	254,183	255,236	219,610
Debt certificates and subordinated liabilities	97,349	102,599	117,817	121,144	117,909
Non-controlling interest	1,893	1,556	1,463	1,049	880
Total equity	40,058	37,475	30,763	26,705	28,753
Consolidated ratios
Profitability ratios:
Net interest margin(1)	2.3%	2.4%	2.6%	2.3%	2.1%
Return on average total assets(2)	0.6%	0.9%	0.8%	0.9%	1.2%
Return on average equity(3)	8.0%	15.8%	16.0%	15.5%	22.3%
Credit quality data
Loan loss reserve	9,470	9,473	8,805	7,505	5,987
Loan loss reserve as a percentage of total loans and receivables (net)	2.5%	2.6%	2.5%	2.0%	1.8%
Non-performing asset ratio (NPA ratio)(4)	4.0%	4.1%	4.3%	2.3%	1.0%
Substandard loans and advances to customers	15,647	15,361	15,197	8,437	3,358
Substandard contingent liabilities to customers(5)	219	324	405	131	49

	15,866	15,685	15,602	8,568	3,408

Loans and advances to customers	361,310	348,253	332,162	342,682	320,310
Contingent liabilities to customers	39,398	35,816	32,614	35,952	36,859

	400,709	384,069	364,776	378,635	357,169

(*)	Restated to comply with IFRS-IASB. See “—Restatement” below for a reconciliation to amounts previously reported.

(1)	Represents net interest income as a percentage of average total assets.

(2)	Represents net income as a percentage of average total assets.

(3)	Represents net income attributed to parent company as a percentage of average equity.

(4)

Represents the sum of substandard loans and advances to customers and substandard contingent liabilities to customers divided by the sum of loans and advances to customers and contingent liabilities to customers.

(5)

We include contingent liabilities in the calculation of our non-performing asset ratio (NPA ratio). We believe that substandard contingent liabilities should be included in the calculation of our NPA ratio where we have reason to know, as of the reporting date, that they are impaired. The credit risk associated with contingent liabilities (consisting mainly of financial guarantees provided to third-parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If substandard contingent liabilities were not included in the calculation of our NPA ratio, such ratio would generally be higher for the periods covered, amounting to approximately 4.3%, 4.4%, 4.6%, 2.5% and 1.0% as of December 31, 2011, 2010, 2009, 2008 and 2007, respectively.

Restatement

In order to present financial information for all periods on a basis consistent with IFRS-IASB, we have restated under IFRS-IASB the financial information as of and for the years ended December 31, 2008 and 2007 previously reported in our respective annual reports for certain prior years, which had been prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. The table below shows the revisions made to our impairment losses on financial assets (net) for the years ended December 31, 2008 and 2007, respectively, which have been restated in accordance with our internal risk models. Previously reported impairment losses on financial assets (net) were calculated under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which required the use of “peer group” information in the calculation of allowances for incurred but not reported loss. Our internal risk models calculate the best estimate of the expected value of the loan portfolio taking into consideration our experience, the profiles of debtors and the macroeconomic conditions at the end of the reported period, in compliance with IFRS-IASB.

	For Year Ended December 31,
	2008			2007
	IFRS-IASB	EU-IFRS(*)	Differences	IFRS-IASB	EU-IFRS(*)	Differences
	(In Millions of Euros, Except Percentages)
Consolidated statement of income data
Impairment losses on financial assets (net)	(4,098)	(2,941)	1,157	(2,814)	(1,903)	911
Income before tax	5,769	6,926	1,157	7,583	8,494	911
Income tax	(1,194)	(1,541)	(347)	(1,806)	(2,079)	(273)
Income from continuing transactions	4,575	5,385	810	5,777	6,415	638
Net income	4,575	5,385	810	5,777	6,415	638
Net income attributed to the parent company	4,210	5,020	810	5,488	6,126	638
Consolidated balance sheet data
Loans and receivables (net)	369,494	369,494	—	338,922	337,765	(1,157)
Total equity	26,705	26,705	—	28,753	27,943	(810)
Consolidated ratios
Net interest margin(1)	2.3%	2.3%	—	2.1%	2.1%	—
Return on average total assets(2)	0.9%	1.0%	0.2 p.p.	1.2%	1.4%	0.2 p.p.
Return on average equity(3)	15.5%	21.5%	6.0 p.p.	22.3%	34.2%	11.9 p.p.

	For Year Ended December 31,
	2008			2007
	IFRS-IASB	EU-IFRS(*)	Differences	IFRS-IASB	EU-IFRS(*)	Differences
	(In Millions of Euros, Except Percentages)
Credit quality data
Loan loss reserve	7,505	7,505	—	5,987	7,144	1,157
Loan loss reserve as a percentage of total loans and receivables (net)	2.0%	2.0%	—	1.8%	2.1%	0.4 p.p.

Non-performing asset ratio (NPA ratio)(4)	2.3%	2.3%	—	1.0%	1.0%	—
Substandard loans and advances to customers	8,437	8,437	—	3,358	3,358	—
Substandard contingent liabilities to customers	131	131	—	49	49	—
	8,568	8,568	—	3,408	3,408	—

Loans and advances to customers	342,682	342,682	—	320,310	320,310	—
Contingent liabilities to customers	35,952	35,952	—	36,859	36,859	—

	378,635	378,635	—	357,169	357,169	—

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	Represents net interest income as a percentage of average total assets.

(2)	Represents net income as a percentage of average total assets.

(3)	Represents net income attributed to parent company as a percentage of average equity.

(4)

Represents the sum of substandard loans and advances to customers and substandard contingent liabilities to customers divided by the sum of loans and advances to customers and contingent liabilities to customers.

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

Year ended December 31	Average(1)
2007	1.3797
2008	1.4695
2009	1.3955
2010	1.3216
2011	1.4002
2012 (through April 20, 2012)	1.3237

(1)	Calculated by using the average of the exchange rates on the last day of each month during the period.

Month ended	High	Low
October 31, 2011	1.4172	1.3281
November 30, 2011	1.3803	1.3244
December 31, 2011	1.3487	1.2926
January 31, 2012	1.3192	1.2682
February 29, 2012	1.3463	1.3087
March 31, 2012	1.3336	1.3025
April 30, 2012 (through April 20, 2012)	1.3337	1.3064

The noon buying rate for euro from the Federal Reserve Bank of New York, expressed in dollars per €1.00, on April 20, 2012, was $1.3212.

As of December 31, 2011, approximately 39% of our assets and approximately 37% of our liabilities were denominated in currencies other than euro. See Note 2.2.16 to our Consolidated Financial Statements.

For a discussion of our foreign currency exposure, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk Management—Market Risk in Non-Trading Activities in 2011—Structural Exchange Rate Risk”.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Relating to Us and Our Business

We are subject to substantial regulation, and regulatory and governmental oversight. Adverse regulatory developments or changes in government policy could have a material adverse effect on our business, results of operations and financial condition.

The financial services industry is among the most highly regulated industries in the world. Our operations are subject to ongoing regulation and associated regulatory risks, including the effects of changes in laws, regulations, policies and interpretations, in Spain, the European Union, the United States and the other markets where we operate. This is particularly the case in the current market environment, which is witnessing increased levels of government and regulatory intervention in the banking sector which we expect to continue for the foreseeable future. The regulations which most significantly affect us include regulations relating to capital requirements, which are discussed in detail below.

In addition, we are subject to substantial regulation relating to other matters such as liquidity. We cannot predict if increased liquidity standards, if implemented, could require us to maintain a greater proportion of our assets in highly-liquid but lower-yielding financial instruments, which would negatively affect our net interest margin.

We are also subject to other regulations, such as those related to anti-money laundering, privacy protection and transparency and fairness in customer relations.

Adverse regulatory developments or changes in government policy relating to any of the foregoing or other matters could have a material adverse effect on our business, results of operations and financial condition. Furthermore, regulatory fragmentation, with some countries implementing new and more stringent standards or regulation, could adversely affect our ability to compete with financial institutions based in other jurisdictions which do not need to comply with such new standards or regulation.

Capital requirements

Increasingly onerous capital requirements constitute one of our main regulatory concerns. See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements.”

As a Spanish financial institution, we are subject to the Bank of Spain Circular 3/2008 (“Circular 3/2008”), of May 22, on the calculation and control of minimum capital requirements, as amended by Bank of Spain Circular 4/2011 (“Circular 4/2011”), which implements Capital Requirement Directive III (“CRD III”).

Moreover, we will be subject to the new Basel III capital standards, which will be phased in from January 1, 2013 until January 1, 2019. Despite the Basel III framework setting minimum transnational levels of regulatory capital and a measured phase-in, many national authorities have started a race to the top for capital by gold-plating both requirements and the associated interpretation calendars. In particular, while the European transposition of these standards will be done through the CRD IV throughout 2012, the Spanish Government anticipated Basel III with the Royal Decree-Law 2/2011, of February 18 (“RD-L 2/2011”), as part of a wider plan of the Spanish Government for the strengthening of the financial sector by imposing stricter capital requirements. This lack of uniformity may lead to an uneven playing field and to competition distortions. Moreover, regulatory fragmentation, with some countries bringing forward the application of Basel III requirements or increasing such requirements, could adversely affect a bank with global operations such as BBVA and could undermine our profitability. As of December 31, 2011, our “principal capital” ratio, as calculated in accordance with RD-L 2/2011, was 9.7%, compared with the minimum required ratio of 8%.

In addition, following an evaluation of the capital levels of 71 financial institutions throughout Europe (including BBVA) based on data available as of September 30, 2011, the European Banking Authority (“EBA”) issued a recommendation pursuant to which, on an exceptional and temporary basis, financial institutions based in the EU should reach a new minimum Core Tier 1 ratio (9%) by June 30, 2012. This recommendation is temporary in nature and seeks to restore market confidence in the European financial system. Accordingly, the EBA has announced its intention to lift this recommendation once confidence in the European financial markets is restored. Based on September 30, 2011 data, the BBVA Group would need to increase its capital base by €6,329 million in order to reach this recommended minimum Core Tier 1 ratio by June 30, 2012. On January 20, 2012, the BBVA Group submitted to the Bank of Spain an action plan setting forth the steps that the group intends to take in order to reach the recommended minimum Core Tier 1 ratio by June 30, 2012. This plan has been examined by the Bank of Spain jointly with the EBA. On March 7, 2012, Bank of Spain approved this plan.

Moreover, through Royal Decree-Law 2/2012, of February 3 (“RD-L 2/2012”), the Spanish Government has recently increased coverage requirements for certain real estate assets. Among other requirements, certain provisions for problematic credit assets and asset foreclosures need to be supplemented with an additional capital buffer of €1.2 billion by December 31, 2012. Based on December 31, 2011 data, we satisfied this requirement as of such date.

There can be no assurance that the implementation of these new standards will not adversely affect our ability to pay dividends, or require us to issue additional securities that qualify as regulatory capital, to liquidate assets, to curtail business or to take any other actions, any of which may have adverse effects on our business, financial condition and results of operations. Furthermore, increased capital requirements may negatively affect our return on equity and other financial performance indicators.

Regulatory reforms initiated in the United States

Our operations may also be affected by other recent regulatory reforms in response to the financial crisis, including measures such as those concerning systemic financial institutions and the enactment in the United States in July 2010 of the Dodd-Frank Act. See “Item 4. Information on the Company—Business Overview—The United States—U.S. Regulation—Dodd-Frank Act.” Among other changes, beginning five years after enactment of the Dodd-Frank Act, the Federal Reserve Board will apply minimum capital requirements to U.S. intermediate bank holding company subsidiaries of non-U.S. banks. Although there remains uncertainty as to how regulatory implementation of this law will occur, various elements of the new law may cause changes that impact the profitability of our business activities and require that we change certain of our business practices, and could expose us to additional costs (including increased compliance costs). These changes may also cause us to invest significant management attention and resources to make any necessary changes.

Current economic conditions may make it more difficult for us to continue funding our business on favorable terms or at all.

Historically, one of our principal sources of funds has been savings and demand deposits. Time deposits represented 27%, 29% and 33% of our total funding as of December 31, 2011, 2010 and 2009, respectively. Large-denomination time deposits may, under some circumstances, such as during periods of significant interest rate-based competition for these types of deposits, be a less stable source of deposits than savings and demand deposits. Moreover, since we rely heavily on short-term deposits for our funding, we cannot assure you that, in the event of a sudden or unexpected withdrawal of deposits or shortage of funds in the banking systems or money markets in which we operate, we will be able to maintain our current levels of funding without incurring higher funding costs or having to liquidate certain of our assets. In addition, if public sources of liquidity, such as the ECB extraordinary measures adopted in response to the financial crisis since 2008, are removed from the market, we cannot assure you that we will be able to continue funding our business or, if so, maintain our current levels of funding without incurring higher funding costs or having to liquidate certain of our assets.

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

We also face competition from non-bank competitors, such as:

•	department stores (for some credit products);

•	automotive finance corporations;

•	leasing companies;

•	factoring companies;

•	mutual funds;

•	pension funds;

•	insurance companies; and

•	public debt (as a result of the high yields which are being currently offered as a consequence of the sovereign debt crisis).

We cannot assure you that this competition will not adversely affect our business, financial condition, cash flows and results of operations.

Our business is particularly vulnerable to volatility in interest rates.

Our results of operations are substantially dependent upon the level of our net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Interest rates are highly sensitive to many factors beyond our control, including deregulation of the financial sectors in the markets in which we operate, monetary policies pursued by the EU and national governments, domestic and international economic and political conditions and other factors. In Spain, competition distortions in the term deposits market have intensified, and this situation is expected to continue due to the liquidity needs of certain financial institutions, which are offering high interest rates to attract additional deposits, despite the fact that these institutions will have to increase their contribution to the Deposit Guarantee Fund for this kind of highly remunerated deposits.

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

Since approximately 69% of our loan portfolio as of December 31, 2011 consisted of variable interest rate loans maturing in more than one year, our business is particularly vulnerable to volatility in interest rates.

We have a substantial amount of commitments with personnel considered wholly unfunded due to the absence of qualifying plan assets.

Our commitments with personnel which are considered to be wholly unfunded are recognized under the heading “Provisions—Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets. These amounts include “Post-employment benefits”, “Early Retirements” and “Post-employment welfare benefits”, which amounted to €2,429 million, €2,904 million and €244 million, respectively, as of December 31, 2011, €2,497 million, €3,106 million and €377 million, respectively, as of December 31, 2010 and, €2,536 million, €3,309 million and €401 million, respectively, as of December 31, 2009. These amounts are considered wholly unfunded due to the absence of qualifying plan assets.

We face liquidity risk in connection with our ability to make payments on these unfunded amounts which we seek to mitigate, with respect to “Post-employment benefits”, by maintaining insurance contracts which were contracted with insurance companies owned by the Group. The insurance companies have recorded in their balance sheets specific assets (fixed interest deposit and bonds) assigned to the funding of these commitments. The insurance companies also manage derivatives (primarily swaps) to mitigate the interest rate risk in connection with the payments of these commitments. We seek to mitigate liquidity risk with respect to “Early Retirements” and “Post-employment welfare benefits” through oversight by the Assets and Liabilities Committee (“ALCO”) of the Group. The Group’s ALCO manages a specific asset portfolio to mitigate the liquidity risk regarding the payments of these commitments. These assets are government and cover bonds (AAA/AA rated) which are issued at fixed interest rates with maturities matching the aforementioned commitments. The Group’s ALCO also manages derivatives (primarily swaps) to mitigate the interest rate risk in connection with the payments of these commitments. Should we fail to adequately manage liquidity risk and interest rate risk either as described above or otherwise, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Relating to Spain and Europe

The deterioration of economic conditions in Spain and the European Union could have a material adverse effect on the financial system as a whole and, therefore, on our business, results of operations and financial condition.

We are a Spanish banking company and conduct substantial business activities in Spain. Like other banks operating in Spain and Europe, our performance and liquidity may be affected by economic conditions affecting Spain and other EU member states.

The evolution of the global economy is heavily dependent on the resolution of the European debt crisis, which outlook has worsened over the last few months of 2011. Four main factors lie behind this trend:

•

First, lower than expected economic growth mainly, but not only, in developed economies. Economic activity in Europe is on a clear decelerating path. Certain countries in Europe, including Spain, have relatively large sovereign debt or fiscal deficits, or both, which has led to tensions in the international debt capital markets and interbank lending market and euro exchange rate volatility during 2011.

•

Second, the sovereign debt crisis in Europe has intensified and turned more systemic. The Portuguese and Irish rescue programs and the uncertainty over the Greek rescue program have spread doubts about other peripheral economies such as Spain and Italy. Successive European summits since October 2011 and the ECB’s intervention served to gain time, but further progress focused on the completion of the new EU fiscal treaty and strengthening the liquidity firewall and reforms in the periphery are still required.

•

Third, the connection between EU sovereign concerns and concerns for the health of the European financial system has intensified, and financial tensions in Europe have reached levels, in many respects, higher than those present after the collapse of Lehman Brothers in October 2008. Financial stress in Europe has increased the cost of financing of governments and financial institutions which, in some cases, have lost access to international funding.

•	Finally, growing risk aversion has increased financial market volatility significantly, spilling over to most risky assets and emerging economies for the first time since 2009.

Although some progress has been made since October 2011, we believe a definitive resolution to the European economic crisis requires more decisive action on three fronts. First, concerns surrounding Greece’s solvency must continue to be resolved in an orderly fashion and as quickly as possible, such as pursuant to the recently completed debt exchange with private sector bondholders. In February 2012, the Eurogroup meeting agreed on a second bail-out for Greece amounting to €130 billion, but considerable uncertainties remain concerning the implementation of the bail-out package. At the same time, the mechanisms created to prevent contagion in countries that are solvent but faced with liquidity problems, must be increased and made more flexible to become more effective. Second, structural reforms that stimulate growth must be introduced, including reforms to make financial institutions stronger without triggering sudden deleveraging and restricting credit. And third, the governance agreements approved recently in the Eurozone must begin working so they can provide a clear roadmap to fiscal union, strengthen monetary union, prevent future crises and enhance the credibility of European institutions and countries.

The situation in Portugal is particularly challenging. The first review led by the troika and released in mid-August 2011 showed its satisfaction with the performance of the Portuguese economy, but highlighted rising concerns on Portugal’s ability to meet its targets for 2012. This led to a sequence of announcements of additional saving measures to cover the impact of (i) the recognition of deficit and debt misreporting in the region of Madeira and (ii) a worse than expected cyclical behavior. Economic activity in Portugal contracted in 2011 (though less than anticipated) as stagnation in the second quarter of 2011 was followed by contraction in the second half of the year. The economy is set to remain in a deep recession in 2012, with a rebound predicted in 2013. The main drivers behind this outlook can be found in the strong fiscal adjustment to be undertaken in 2012 and in the difficult market and financial conditions that have led most of the economic indicators into negative territory. Confidence continues fading at all levels, reflected in weakening industrial and service sectors, as well as in decreasing investment. Consumption has taken a downturn, with no rebound on the horizon. As a result, Portuguese GDP is expected to fall by around 2.7% in 2012. As of December 31, 2011, our gross exposure to Portuguese customers amounted to €7.8 billion (around 1% of our total assets and 2% of the Group’s outstanding loans).

Economic conditions remain uncertain in Spain, Portugal and the European Union and may deteriorate in the future, which could adversely affect the cost and availability of funding for Spanish and European banks, including BBVA, adversely affecting our loan portfolio or otherwise adversely affect our business, financial condition and results of operations.

Since our loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on our financial condition.

We have historically developed our lending business in Spain, which continues to be our main place of business. As of December 31, 2011, business activity in Spain accounted for 55% of our loan portfolio. See “Item 4. Information on the Company—Selected Statistical Information—ASSETS—Loans and Advances to Customers—Loans by Geographic Area.”

After rapid economic growth until 2007, Spanish gross domestic product (“GDP”) grew by 0.9% in 2008, contracted by 3.7% and 0.1% in 2009 and in 2010, respectively, and grew by 0.7% in 2011. Our Economic Research Department (“BBVA Research”) estimates that the Spanish economy will show a negative growth rate in 2012. Forecasts point towards a 1.3% contraction of GDP in 2012 and a slow recovery in 2013. As a result of this contraction, it is expected that economic conditions and unemployment in Spain will continue to deteriorate in 2012.

In addition, GDP forecasts for the Spanish economy could be further revised downwards if measures adopted in response to the economic crisis are not as effective as expected or if public deficit figures force the government to implement additional restrictive measures. In addition to the tightening of fiscal policies in order to correct its economic imbalances, Spain has seen confidence erode, export growth fall, expectations of further fiscal adjustment in 2012 because of the failure to meet 2011 budget targets, weaker activity and, above all, a deterioration in employment in 2011.

The effects of the financial crisis have been particularly pronounced in Spain given Spain’s heightened need for foreign financing as reflected by its high current account and public deficits. Real or perceived difficulties in making the payments associated with these deficits can further damage Spain’s economic situation and increase the costs of financing its public deficit. The aforementioned may be exacerbated by the following:

•	The Spanish economy is particularly sensitive to economic conditions in the rest of the Euro area, the primary market for Spanish goods and services exports.

•

The domestic demand in 2011 was heavily impacted by fiscal policy both directly, through the progressive contraction on public sector demand (as a result, among other reasons, of tighter fiscal targets), and indirectly, through the impact of these reforms on the consumption and investment decisions of private agents.

•	Although the new labor market reform is intended to slow the amount of jobs destroyed in 2012, unemployment is expected to remain above 20% during 2012 and 2013.

•

In 2012, the continued deterioration of the labor market may trigger a decline in the wage component of a household’s gross disposable income. Furthermore, the increase of fiscal pressures due to the country’s effort to meet the public deficit targets set for 2012 will reduce the non-wage component of disposable income, despite the possible increase in the volume of unemployment benefits. Higher personal income taxes will also have a negative effect. Households’ nominal disposable income has remained constant in 2011 and is expected to fall by 1.5% in 2012.

•	Net financial wealth is not expected to recover until 2013 as a result of the real estate sector adjustments and we expect these adjustments to continue for the coming years.

•

Investment in residential real estate contracted by approximately 4.8% in 2011 and a further 6.5% contraction is expected in 2012. In addition, demand for real estate decreased in 2011, primarily as a result of the high unemployment rates and the rise in the personal income tax.

Our loan portfolio in Spain has been adversely affected by the deterioration of the Spanish economy in 2011, 2010 and 2009. In particular, a portion of our loan portfolio consists of residential mortgages and consumer loans to low- and lower middle-income customers and commercial loans to medium- and small-sized companies. As of December 31, 2011, loans to low- and lower middle-income customers and medium- and small-sized companies amounted to approximately 14% and 6%, respectively, of our total loans and receivables to customers in Spain. These groups may be more affected by periods of slowdown in economic activity and, consequently, we may experience higher levels of past due amounts with respect to such groups, which could result in higher levels of allowance for loan losses. Our total substandard loans to customers in Spain amounted to €11,043 million, €10,954 million and €10,973 million as of December 31, 2011, 2010 and 2009, respectively, principally due to the deterioration in the macroeconomic environment. Our total substandard loans to customers in Spain as a percentage of total loans and receivables to customers in Spain were 5.5%, 5.2% and 5.4% as of December 31, 2011, 2010 and 2009, respectively. Our loan loss reserves to customers in Spain as a percentage of substandard loans to customers is Spain as of December 31, 2011, 2010 and 2009 were 43%, 45% and 44%, respectively.

Given the concentration of our loan portfolio in Spain, any adverse changes affecting the Spanish economy are likely to have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, results of operations and cash flows.

Exposure to the Spanish real estate market makes us vulnerable to developments in this market.

In the years prior to 2008, economic growth, strong labor markets and low interest rates in Spain caused an increase in the demand for housing, which resulted in an increase in demand for mortgage loans. This increased demand and the widespread availability of mortgage loans affected housing prices, which rose significantly. After this buoyant period, demand began to adjust in mid-2006. Since the last quarter of 2008, the supply of new homes has been adjusting sharply downward in the residential market in Spain, but a significant excess of unsold homes still exists in the market. Residential real estate mortgages to individuals represented 21.9%, and 23.1% of our domestic loan portfolio as of December 31, 2011 and 2010, respectively.

We expect housing demand to remain weak and housing transactions to continue decreasing in 2012, even though some measures adopted on December 30, 2011, such as the renewal of government tax breaks for home purchases and super-reduced value added tax rate applicable to real estate transactions should positively influence the demand. Loans for the development of real estate and housing construction in Spain amounted €14,158 million as of December 31, 2011, and represented 7% of our gross domestic lending as of December 31, 2011, which is below the average in the Spanish financial sector according to the Bank of Spain. Our non-performing real estate loans represented 26.4% of our real estate portfolio as of such date.

Highly-indebted households and corporations could endanger our asset quality and future revenues.

Spanish households and businesses have reached, in recent years, a high level of indebtedness, which represents increased risk for the Spanish banking system. In addition, the high proportion of loans referenced to variable interest rates (approximately 69% of our loan portfolio as of December 31, 2011) makes debt service on such loans more vulnerable to changes in interest rates than in the past. Highly indebted households and businesses are less likely to be able to service debt obligations as a result of adverse economic events, which could have an adverse effect on our loan portfolio and, as a result, on our financial condition and results of operations. Moreover, the increase in households’ and businesses’ indebtedness also limits their ability to incur additional debt, decreasing the number of new products we may otherwise be able to sell them and limiting our ability to attract new customers in Spain satisfying our credit standards, which could have an adverse effect on our ability to achieve our growth plans.

Risks Relating to Latin America

Events in Mexico could adversely affect our operations.

We are substantially dependant on our Mexican operations, with approximately €1,741 million, €1,707 million and €1,357 million of the net income attributed to parent company in 2011, 2010 and 2009, respectively, being generated in Mexico (58%, 37% and 32% of our net income attributed to parent company in 2011, 2010 and 2009, respectively). We face several types of risks in Mexico which could adversely affect our banking operations in Mexico or the Group as a whole. Given the internationalization of the financial crisis, the Mexican economy has felt the effects of the global financial crisis and the adjustment process that was underway. This process has intensified since the end of the first quarter of 2011, as a result of the European sovereign crisis. In addition, there are downward risks in Mexico due to a possible lower demand from the U.S., where growth perspectives for 2012 are clearly downward. While analysts’ consensus points to 2012 seeing Mexican GDP growth of around 3.1% (3.3% according to BBVA Research), it is possible that in a more unfavorable environment for the global economy, and particularly in Europe or the United States or otherwise, growth in Mexico will be negative in 2012.

As of December 31, 2011, 2010 and 2009, our mortgage loan portfolio delinquency rates in Mexico were 4.1%, 3.3% and 4.4%, respectively, and our consumer loan portfolio delinquency rates were 2.5%, 2.9% and 4.0%, respectively. If there is a an increase in unemployment rates, which could arise if there is a more pronounced or prolonged slowdown in Europe or the United States, it is likely that such rates will further increase.

In addition, any tightening of the monetary policy, including to address upward inflationary pressures, could make it more difficult for customers of our mortgage and consumer loan products in Mexico to service their debts, which could have a material adverse effect on the business, financial condition, cash flows and results of operations of our Mexican subsidiary or the Group as a whole. Furthermore, price regulation, and competition could squeeze the profitability of our Mexican subsidiary. If this were to occur, the market share of our Mexican subsidiary could decrease given its risk management standards. The depreciation of the Mexican peso could also adversely affect the contribution of our Mexican subsidiary to the BBVA Group. Finally, political instability or social unrest could weigh on the economic outlook, which could increase economic uncertainty and capital outflows. Additionally, if the approval of certain structural reforms is delayed, this could make it more difficult to reach potential growth rates in the Mexican economy.

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

In addition, as a result of the more challenging global environment and the danger of recession in developed countries, the monetary authorities of certain Latin American countries are holding back the withdrawal of monetary stimuli longer than expected. Possible overheating is leaving economies more vulnerable to an adverse external shock because the growing gap between domestic demand and GDP is making them more dependent on the maintenance of high terms of trade. Inflation has been higher than expected, particularly in Chile and Peru. This has limited consumer purchasing power despite major increases in employment and wages.

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

Financial and securities markets in Latin American countries in which we operate are, to varying degrees, influenced by economic and market conditions in other countries in Latin America and beyond. Negative developments in the economy or securities markets in one country, particularly in the U.S. or in Europe under current circumstances, may have a negative impact on other emerging market economies. These developments may adversely affect the business, financial condition, operating results and cash flows of our subsidiaries in Latin America. These economies are also vulnerable to conditions in global financial markets and especially to commodities price fluctuations and these vulnerabilities usually reflect adversely in financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. For example, at the beginning of the financial crisis these economies were hit by a simultaneous drop in commodity export prices, a collapse in demand for non-commodity exports and a sudden halting of foreign bank loans. Even though most of these countries withstood the triple shock rather well, with limited damage to their financial sectors, we have seen non-performing loan ratios rise as well as contraction in bank deposits and loans. As a global economic recovery remains fragile, there are risks of a relapse. If the global financial crisis continues and, in particular, if the effects on the Chinese and U.S. economies intensify the business, financial condition, operating results and cash flows of our subsidiaries in Latin America are likely to be materially adversely affected.

We are exposed to foreign exchange and, in some instances, political risks as well as other risks in the Latin American countries in which we operate, which could cause an adverse impact on our business, financial condition, results of operations.

We operate commercial banks and insurance and private pension companies in various Latin American countries and our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We are confronted with different legal and regulatory requirements in many of the jurisdictions in which we operate. These include, but are not limited to, different tax regimes and laws relating to the repatriation of funds or nationalization or expropriation of assets. Our international operations may also expose us to risks and challenges which our local competitors may not be required to face, such as exchange rate risk, difficulty in managing a local entity from abroad, and political risk which may be particular to foreign investors. In addition, there has been an increase in global risk aversion at the start of the last quarter of 2011, as reflected by the pressure on certain currencies and higher levels of perceived uncertainty. This has been particularly the case with Argentina, where the depreciation of the Brazilian real increased pressure on the Argentinean peso, leading to liquidity problems and controls in the foreign-exchange market.

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

Risks Relating to the United States

Our continued expansion in the United States increases our exposure to the U.S. market.

Our expansion in the United States makes us more vulnerable to developments in this market, particularly the real estate market. During the summer of 2007, the difficulties experienced by the subprime mortgage market triggered a real estate and financial crisis, which has had significant effects on the real economy and which has resulted in significant volatility and uncertainty in markets and economies around the world. As we have acquired entities or assets in the United States, particularly BBVA Compass and certain deposits and liabilities of Guaranty Bank (“Guaranty”), our exposure to the U.S. market has increased. The recent economic growth estimates for the U.S., showing that economic recovery is slower than expected, and growing regulatory pressure in the U.S. financial sector resulted in a write down of goodwill related to our acquisition of BBVA Compass in the aggregate amount of €1,444 million as of December 31, 2011. See Note 20 to our Consolidated Financial Statements. Similar or worsening economic conditions in the United States could have a material adverse effect on the business, financial condition, results of operations and cash flows of our subsidiary BBVA Compass, or the Group as a whole, and could require us to provide BBVA Compass with additional capital.

Risks Relating to Other Countries

Our strategic growth in Asia exposes us to increased regulatory, economic and geopolitical risk relating to emerging markets in the region, particularly in China.

Pursuant to certain transactions completed in the past few years (see Note 17 to our Consolidated Financial Statements), we increased our ownership interest in members of the CITIC Group, a Chinese banking group, by increasing our stake in CITIC International Financial Holdings Ltd (“CIFH”) to 29.7% and China National Citic Bank (“CNCB”) to 10.07% as of December 31, 2010. CIFH is a banking entity headquartered in Hong Kong and CNCB is a banking entity headquartered in China

As a result of our expansion into Asia, we are exposed to increased risks relating to emerging markets in the region, particularly in China. The Chinese government has exercised, and continues to exercise, significant influence over the Chinese economy. Chinese governmental actions, including changes in laws or regulations or in the interpretation of existing laws or regulations, concerning the economy and state-owned enterprises, or otherwise affecting our activity, could have a significant effect on Chinese private sector entities in general, and on CIFH or CNCB in particular. Chinese authorities have implemented a series of monetary tightening and macro prudential policies to slow credit growth and to contain rises in real estate prices. These could undermine profitability in the banking sector generally and CIFH’s and CNCB’s respective profitability in particular. Our business in China may also be affected by the increased credit quality risks resulting from the recent increase in local government debt and financial stresses in smaller companies as their access to various forms of non-bank credit is tightened.

In addition, while we believe long term prospects in both China and Hong Kong are positive, particularly for the consumer finance market, near term risks are present from the impact of a slowdown in global growth, which could result in tighter financing conditions and could pose risks to credit quality. China’s GDP growth has moderated following efforts to avert overheating and steer the economy towards a soft landing. While domestic demand and production remain strong, there is an increased probability of a hard landing as a result of the uncertainties concerning the global environment, exacerbated by a rise in domestic financial fragilities.

Any of these developments could have a material adverse effect on our investments in China and Hong Kong or the business, financial condition, results of operations and cash flows of the Group.

Since Garanti operates primarily in Turkey, economic and other developments in Turkey may have a material adverse effect on Garanti’s business, financial condition and results of operations and the value of our investment in Garanti.

In 2011, we acquired a 25.01% interest in Türkiye Garanti Bankasi A.Ş. (“Garanti”). Most of Garanti’s operations are conducted, and most of its customers are located, in Turkey. Accordingly, Garanti’s ability to recover on loans, its liquidity and financial condition and its results of operations are substantially dependent upon the political, economic, financial and geopolitical conditions prevailing in or that otherwise affect Turkey. If the Turkish economy is adversely affected by, among other factors, a reduction in the level of economic activity, continuing inflationary pressures, devaluation or depreciation of the Turkish Lira, a natural disaster or an increase in domestic interest rates, then a greater portion of Garanti’s customers may not be able to repay loans when due or meet their other debt service requirements to Garanti, which would increase Garanti’s past due loan portfolio and could materially reduce its net income and capital levels. After growing by approximately 8.5% in 2011, the Turkish economy is expected to grow by 1.9% in 2012. In addition, inflation is expected to further increase by 9.1% in 2012. Moreover, the current account deficit has widened during 2011, raising concerns about Turkey’s vulnerability to a sudden stop of capital flows.

Furthermore, political uncertainty or instability within Turkey and in some of its neighboring countries has historically been one of the potential risks associated with investments in Turkish companies. Despite Turkey’s increased political and economic stability in recent years and the implementation of institutional reforms to conform to international standards, Turkey is an emerging market and it is subject to greater risks than more developed markets. Financial turmoil in any emerging market could negatively affect other emerging markets, including Turkey, or the global economy in general. Moreover, financial turmoil in emerging markets tends to adversely affect stock prices and debt securities prices of other emerging markets as investors move their money to more stable and developed markets, and may reduce liquidity to companies located in the affected markets. An increase in the perceived risks associated with investing in emerging economies in general, or Turkey in particular, could dampen capital flows to Turkey and adversely affect the Turkish economy. In addition, a further deterioration in the EU accession process may negatively affect Turkey. Any of these risks could have a material adverse effect on Garanti’s business, financial condition and results of operations and the value of our investment in Garanti.

Foreign exchange, political and other risks relating to Turkey could cause an adverse effect on Garanti’s business, financial condition and results of operations and the value of our investment in Garanti.

As a result of the consummation of the Garanti acquisition, we will be exposed to foreign exchange, political and other risks relating to Turkey. For example, currency restrictions and other restraints on transfer of funds may be imposed by the Turkish government, Turkish government regulation or administrative polices may change unexpectedly or otherwise negatively affect Garanti, the Turkish government may increase its participation in the economy, including through expropriations or nationalizations of assets, or the Turkish government may impose burdensome taxes or tariffs. The occurrence of any or all of the above risks could have a material adverse effect on Garanti’s business, financial condition and results of operations and the value of our investment in Garanti.

In addition, a significant majority of Garanti’s total securities portfolio is invested in securities issued by the Turkish government. In addition to any direct losses that Garanti might incur, a default, or the perception of increased risk of default, by the Turkish government in making payments on its securities or the possible downgrade in Turkey’s credit rating would likely have a significant negative impact on the value of the government securities held in Garanti’s securities portfolio and the Turkish banking system generally and make such government securities difficult to sell, and may have a material adverse effect on Garanti’s business, financial condition and results of operations and the value of our investment in Garanti.

We have entered into a shareholders’ agreement with Doğuş Holding A.Ş. in connection with the Garanti acquisition.

We have entered into a shareholders’ agreement with Doğuş Holding A.Ş. (“Doğuş”) in connection with the Garanti acquisition. Pursuant to the shareholders’ agreement, we and Doğuş have agreed to manage Garanti through the appointment of board members and senior management. Doğuş is one of the largest Turkish conglomerates and has business interests in the financial services, construction, tourism and automotive sectors. Any financial reversal, negative publicity or other adverse circumstance relating to Doğuş could adversely affect Garanti or BBVA. Furthermore, we must successfully cooperate with Doğuş in order to manage Garanti and grow its business. It is possible that we and Doğuş will be unable to agree on the management or operational strategies to be followed by Garanti, which could adversely affect Garanti’s business, financial condition and results of operations and the value of our investment and lead to our failure to achieve the expected benefits from the Garanti acquisition.

Other Risks

Our financial statements and periodic disclosure under securities laws may not give you the same information as financial statements prepared under U.S. accounting rules and periodic disclosures provided by domestic U.S. issuers.

Publicly available information about public companies in Spain is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States. In addition, although we are subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934 (the “Exchange Act”), the periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Finally, we maintain our financial accounts and records and prepare our financial statements in conformity EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with IFRS-IASB, which differs in certain respects from U.S. GAAP, the financial reporting standard to which many investors in the United States may be more accustomed.

The Public Company Accounting Oversight Board (PCAOB) is currently unable to conduct inspections of our independent registered public accounting firm’s audits and quality controls.

Our independent registered public accounting firm, Deloitte, S.L., is registered with the PCAOB.

Deloitte, S.L. is required by U.S. law to undergo regular PCAOB inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. However, because our auditor is located in Spain, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Spanish authorities, our auditor is currently not undergoing such PCAOB inspections.

Inspections of other firms that the PCAOB has conducted outside Spain have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in Spain prevents the PCAOB from evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Accordingly, although our Consolidated Financial Statements were audited in accordance with the standards set forth by the PCAOB, the inability of the PCAOB to conduct inspections of auditors in Spain makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared with auditors outside of Spain that are subject to PCAOB inspections.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

BBVA’s predecessor bank, BBV, was incorporated as a limited liability company (a “sociedad anónima” or S.A.) under the Spanish Corporations Law on October 1, 1988. BBVA was formed following the merger of Argentaria into BBV, which was approved by the shareholders of each entity on December 18, 1999 and registered on January 28, 2000. It conducts its business under the commercial name “BBVA”. BBVA is registered with the Commercial Registry of Vizcaya (Spain). It has its registered office at Plaza de San Nicolás 4, Bilbao, Spain, 48005, and operates out of Paseo de la Castellana, 81, 28046, Madrid, Spain telephone number +34-91-374-6201. BBVA’s agent in the U.S. for U.S. federal securities law purposes is Sandy Salgado (1345 Avenue of Americas, 45th Floor New York, NY 10105, telephone number +1-212-728-1614). BBVA is incorporated for an unlimited term.

Capital Expenditures

Our principal investments are financial: subsidiaries and affiliates. The main capital expenditures from 2009 to the date of this Annual Report were the following:

2012

Acquisition of Unnim. On March 7, 2012, the Management Commission of the Fund for Orderly Bank Restructuring (Fondo de Restructuración Ordenada Bancaria or “FROB”) accepted BBVA’s offer to acquire Unnim Banc, S.A. (“Unnim”). The FROB, the Deposit Guarantee Fund of Credit Institutions (Fondo de Garantía de Depósitos or “FGD”) and BBVA have entered into a purchase agreement, by virtue of which BBVA will acquire 100% of the shares of Unnim for a purchase price of €1.

In addition, BBVA, the FDG, the FROB and Unnim have signed a “Protocol of Financial Measures” for the restructuring of Unnim, which regulates the Asset Protection Scheme through which the FGD will be responsible for 80% of the losses undergone by a predetermined asset portfolio of Unnim, calculated once the existing provisions on the related assets are applied, for a period of 10 years following the transaction.

The closing of the purchase agreement and the “Protocol of Financial Measures” is subject to obtaining the relevant administrative authorizations and approvals, including the approval of the Bank of Spain, the Finance Secretary of State, the European Commission and the relevant competition authorities. Unnim’s assets as of December 31, 2011 were €29 billion and it reported losses of €469 million for the year ended December 31, 2011.

2011

Acquisition of a capital holding in the Turkish bank Garanti. On March 22, 2011, through the execution of the agreements signed in November 2010 with the Doğuş group and having obtained the corresponding authorizations, BBVA completed the acquisition of a 24.89% holding of the share capital of Türkiye Garanti Bankasi A.Ş. (“Garanti”). Subsequently, an additional 0.12% holding was acquired through the stock exchanges, increasing the BBVA Group’s total holding in the share capital of Garanti to 25.01% as of December 31, 2011. The total amount spent on these acquisitions totaled $5,876 million (approximately €4,408 million).

The agreements with the Doğuş group include an arrangement for the joint management of the bank and the appointment of some of the members of its Board of Directors by the BBVA Group. BBVA also has a perpetual option to purchase an additional 1% of Garanti, which will become exercisable on March 22, 2016. Considering its current shareholding structure, if the BBVA Group were to exercise this option, it would have effective control of Garanti.

As of December 31, 2011, the goodwill recorded in connection with these acquisitions amounted to €1,262 million (see Note 20.1 to our Consolidated Financial Statements), although this amount is provisional since IFRS 3 grants a period of one year to make a definitive determination. BBVA financed part of this acquisition with funds from the capital increase carried out on November 29, 2010.

Taking into account the aforementioned joint management agreements, this 25.01% holding in Garanti is consolidated in the BBVA Group using the proportionate consolidation method, and its contribution to the BBVA Group as of December 31, 2011, after applying the corresponding standardization and consolidation adjustments, represented 3.06% of the Group’s total assets (€18,309 million) and 2.66% of its total liabilities (€14,850 million) at that date.

The contribution from Garanti to the main items on the consolidated balance sheet as of December 31, 2011, after applying the corresponding standardization and consolidation adjustments, was €4,937 million to various portfolios of financial assets, €11,160 million to “Loans and receivables” and €14,187 million to “Financial liabilities at amortized cost.”

The contribution of Garanti to the BBVA Group’s consolidated income statement from the date of its acquisition to December 31, 2011, after making the corresponding standardization and consolidation adjustments, was €428 million to “Net interest income”, €580 million to “Gross income”, and €193 million to “Net income”. This represents a total of 6.43% of the Group’s consolidated net income in 2011.

If this business combination had been performed at the start of 2011, it is estimated that after the corresponding standardization and consolidation adjustments, Garanti would have contributed €266 million to Group’s consolidated net income for 2011.

Purchase of Credit Uruguay Banco. On January 18, 2011, after obtaining the corresponding authorizations, the purchase of Credit Uruguay Banco was completed for approximately €78 million, generating goodwill for an insignificant amount.

Capital increase in CNCB. BBVA participated in the capital increase carried out by China National Citic Bank (“CNCB”) in 2011, in order to maintain its stake in CNCB (15%), with a payment of €425 million.

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

Capital Divestitures

Our principal divestitures are financial, in subsidiaries and in affiliates. The main capital divestitures from 2009 to the date of this Annual Report were the following:

2011

During 2011, BBVA sold its participation in certain non-strategic associates and also concluded the liquidation and merger of several issuers, financial services and real estate affiliates. Additional information on these transactions is included in Appendix V to the Consolidated Financial Statements.

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

Business Areas

For fiscal year 2011, we changed the management of our business areas mainly due to the integration of Garanti into the BBVA Group and a new management focus on geographical business areas, instead of a mix of geographical and business activities areas. We believe that, since the beginning of the financial crisis, the importance of the geographical location of businesses in order to make a proper assessment of risks and a better estimate of future growth possibilities has become more evident.

We currently manage our business areas to focus on five geographical areas: Spain, Mexico, South America, the United States and Eurasia. The changes made in 2011 with respect to the criteria followed in 2010 to reflect the current composition of our business areas are summarized below:

•

In 2011, the integration of Garanti into BBVA resulted in the creation of a new geographical business area, Eurasia, which includes our investment in Garanti, our Asian operations, including our stake in China National Citic Bank (“CNCB”), and our European business outside of Spain.

•

The operations of Spain and Portugal were disaggregated. The new Spain business segment excludes the Portuguese business (which is now included in Eurasia) mainly to separate activities in Spain and outside Spain, and includes the global activities related to wholesale banking and asset management, which in 2010 we reported under our former Wholesale Banking and Asset Management (“WB&AM”) business area.

The business areas of Mexico, the U.S. and South America did not change in 2011.

As a result of the above, in 2011 the Group’s businesses have been restructured into the following business areas, which are further broken down into business units, as described below:

•	Spain

•	Eurasia

•	Mexico

•	United States

•	South America

In addition to these business areas, we continue to have a separate “Corporate Activities” area. This area handles our general management functions, which mainly consist of structural positions for interest rates associated with the euro balance sheet and exchange rates, together with liquidity management and shareholders’ funds. This area also books the costs from central units that have a strictly corporate function and makes allocations to corporate and miscellaneous provisions, such as early retirement and others of a corporate nature. It also includes the Industrial and Financial Holdings Unit and the Group’s Spanish real estate business.

The financial information for our business areas for 2010 and 2009 presented in this Annual Report has been prepared on a uniform basis, consistent with our organizational structure in 2011.

The breakdown of the BBVA Group’s total assets by business segments as of December 31, 2011, 2010 and 2009 is as follows:

	As of December 31,
	2011	2010	2009
	(In Millions of Euros)
Spain	309,912	297,642	294,843
Eurasia	53,398	45,975	48,402
Mexico	74,283	75,152	62,855
South America	63,444	51,671	44,378
United States	55,413	57,575	77,676

Subtotal Assets by Business areas	556,450	528,015	528,154

Corporate Activities	41,238	24,723	6,911

Total Assets BBVA Group	597,688	552,738	535,065

The following table sets forth information relating the net income attributed to parent company by each of our business areas for the years ended December 31, 2011, 2010 and 2009.

	Net Income/(Loss) Attributed to Parent Company			% of Net Income/(Loss) Attributed to Parent Company
	For Year Ended December 31,
	2011(*)	2010	2009	2011(*)	2010	2009
	(In Millions of Euros)			(in Percentage)
Spain	1,363	2,255	2,801	30.9	39.7	62.8
Eurasia	1,027	588	473	23.3	10.4	10.6
Mexico	1,741	1,707	1,357	39.4	30.1	30.4
South America	1,007	889	780	22.8	15.7	17.5
United States	(722)	239	(950)	(16.3)	4.2	(21.3)

Subtotal Business Areas	4,417	5,678	4,461	100.0	100.0	100.0

Corporate Activities	(1,413)	(1,072)	(251)

Income attributed to the BBVA Group	3,004	4,606	4,210

(*)

Income/(Loss) attributed to parent company by each business area for the year ended December 31, 2011 has been affected by the goodwill impairment in the U.S. and the acquisition of Garanti, which have affected, respectively, the contribution of the United States and Eurasia business segments.

The following table sets forth information relating to the income of each business segment for the years ended December 31, 2011, 2010 and 2009:

		Business Areas
	BBVA Group	Spain	Eurasia	Mexico	South America	United States	Corporate Activities
	(In Millions of Euros)
2011
Net interest income	13,160	4,399	801	3,827	3,164	1,590	(621)
Gross income	20,566	6,357	1,952	5,550	4,457	2,277	(27)
Operating income(*)	10,615	3,556	1,307	3,539	2,415	786	(987)
Income before tax	3,770	1,914	1,170	2,299	1,877	(1,061)	(2,430)
Net income	3,004	1,363	1,027	1,741	1,007	(722)	(1,413)
2010
Net interest income	13,320	4,878	345	3,688	2,495	1,794	121
Gross income	20,910	7,055	1,080	5,496	3,797	2,551	932
Operating income(*)	11,942	4,240	785	3,597	2,129	1,034	158
Income before tax	6,422	3,160	675	2,281	1,670	309	(1,673)
Net income	4,606	2,255	588	1,707	889	239	(1,072)
2009
Net interest income	13,882	5,571	387	3,307	2,566	1,679	372
Gross income	20,666	7,875	953	4,870	3,637	2,412	919
Operating income(*)	12,307	5,031	675	3,316	2,058	1,047	180
Income before tax	5,735	3,890	611	1,770	1,575	(1,428)	(683)
Net income	4,210	2,801	473	1,357	780	(950)	(251)

(*)	“Gross income” minus “Administration costs” and “Depreciation and amortization”.

Spain

The business area of Spain includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Activities area. The main business units included in this business area are:

•	Spanish Retail Network: including the segments of individual customers, private banking, small companies and businesses in the domestic market.

•	Corporate and Business Banking (CBB): which manages small and medium sized enterprises (“SMEs”), companies and corporations, public institutions and developer segments.

•	Corporate and Investment Banking (C&IB): responsible for business with large corporations and multinationals.

•	Global Markets (GM): which covers treasury and distribution activities on the Spanish market.

•	Other units: which include the insurance business unit in Spain (BBVA Seguros), and the Asset Management unit, which manages Spanish mutual fund and pension funds.

The following table sets forth information relating to the activity of this business area for the years ended December 31, 2011, 2010 and 2009:

	As of December 31,
	2011	2010	2009
	(In Millions of Euros)

Total Assets	309,912	297,641	294,843

Loans and advances to customers	214,156	218,127	211,651
Of which:
Residential mortgages	77,015	78,882	75,976
Consumer finance	8,114	9,205	10,867
Loans	6,484	7,499	9,022
Credit cards	1,631	1,706	1,845
Loans to enterprises	75,813	78,774	82,912
Loans to public sector	24,915	23,110	19,964

Total customer deposits	117,174	112,852	96,132
Current and savings accounts	41,587	41,157	43,647
Time deposits	48,447	48,116	32,241
Other customers funds	27,139	23,579	20,244

Off-balance sheet funds	51,156	53,598	62,322
Mutual funds	20,366	23,445	32,086
Pension funds	17,212	16,799	17,162
Other placements	13,578	13,355	13,074

Economic capital allocated	10,306	10,160	9,273

As of December 31, 2011, the balance of loans and advances to customers was €214,156 million, a 1.8% decrease from the €218,127 million recorded as of December 31, 2010, as a result of the deleveraging process and weak consumption. The general trend has been a weak turnover, with the most notable decreases recorded in the segment of higher-risk businesses and corporations, and in consumer loans.

As of December 31, 2011, our outstanding payment protection insurance policies amounted to €41 billion and insured approximately 20% of our total loans and advances to customers in Spain as of such date. Substantially all of our payment protection insurance products provide consumer or mortgage payment protection in the case of loss of life or disability (while approximately 5% of these products provide protection in the case of unemployment or a work-related illness). These insurance products are granted by our insurance subsidiary to borrowers within our own consumer and mortgage portfolio. Upon the occurrence of the insured event, our insurance subsidiary pays the entire outstanding principal amount, together with any accrued interest, of the related loan. Since the risk remains within the Group, we do not consider our payment protection insurance products when determining the appropriate amount of allowance for loan losses on the related loans. We account for these products as insurance contracts.

As of December 31, 2011, total on-balance and off-balance sheet customer deposits including mutual funds, pension funds and customer portfolios, were €168,330 million, a 1.1% increase from the €166,450 million posted as of December 31, 2010. There were changes in the mix of total customer deposits as a result of turmoil in the markets, which reduced the value of assets under management and led to a change in customer preference from mutual funds to other liability products, particularly promissory notes carrying high fixed levels of interest. Time deposits remained stable due to the high percentage of renewals during the third quarter of 2011.

Customer deposits were €117,174 million as of December 31, 2011 compared to €112,852 as of December 31, 2010, an increase of 3.8%, mainly due to the high percentage of renewals of time deposits during the period.

Mutual fund assets under management were €20,366 million as of December 31, 2011, a 13.1% decrease from the €23,445 million recorded as of December 31, 2010.

As of December 31, 2011, our outstanding guaranteed mutual fund products amounted to €12 billion (approximately 58% of our outstanding mutual fund products in Spain as of such date). Our guaranteed fund products relate mainly to mutual funds in respect of which the return of principal (rather than the yield) is guaranteed by means of a deposit and a derivative contract entered into by us, both of which are recognized on our balance sheet. We account for these products as deposits or derivative contracts.

Pension fund assets under management were €17,212 million as of December 31, 2011, a 2.5% increase from the €16,799 million recorded as of December 31, 2010.

Eurasia

This business area covers the Group’s activity in Europe (excluding Spain) and Asia. Accordingly, it includes BBVA Portugal, Consumer Finance Italy and Portugal, the retail business of branches in Paris, London and Brussels (which in 2010 had been reported under the “Spain and Portugal” business area), and WB&AM activity (comprised of Corporate and Investment Banking, Global Markets and CNCB) within this geographical area. It also covers the Group’s holding in Garanti.

The importance of this area is increasing both in terms of earnings and our balance sheet and, as the rest of the franchises, it has evolved positively and increased the Group’s diversification and growth capacity. The positive contribution of Garanti starting in March 2011 and the increase in earnings from CNCB are worth mentioning in this regard.

The following table sets forth information relating to the business activity of this business area for the years ended December 31, 2011, 2010 and 2009:

	As of December 31,
	2011	2010	2009
	(In Millions of Euros)

Total Assets	53,398	45,975	48,402

Loans and advances to customers	34,740	24,281	23,964
Of which:
Residential mortgages	2,688	2,652	1,932
Consumer finance	3,420	913	735
Loans	2,400	903	727
Credit cards	1,020	10	9
Loans to enterprises	11,998	4,956	4,585
Loans to public sector	107	113	115

Total customer deposits	20,987	20,078	29,686
Current and savings accounts	2,688	836	917
Time deposits	9,778	2,191	2,945
Other customer funds	8,521	17,050	25,824

Off-balance sheet funds	1,036	590	637
Mutual funds	562	194	245
Pension funds	474	397	392

Economic capital allocated	4,254	2,546	1,032

As of December 31, 2011, the loans and advances to customers was €34,740 million, a 43.1% increase from the €24,281 million recorded as of December 31, 2010, mainly due to the incorporation of Garanti. Excluding the amounts from the Turkish bank, the loan book increased by 3.2%.

As of December 31, 2011 customer deposits were €20,987 million, a 4.5% increase from the €20,078 million as of December 31, 2010, mainly due to the contribution of Garanti, principally of retail deposits (current and saving accounts and time deposits), which was partially offset by the decrease in wholesale funds, which affected mainly the European branches (in London, Frankfurt and Brussels).

Mexico

The Mexico business area comprises the banking, pension and insurance businesses conducted in Mexico by the BBVA Bancomer financial group. The business units included in the Mexico area are:

•	Retail and Corporate banking, and

•	Pensions and Insurance.

The following table sets forth information relating to the business activity of this business area for the years ended December 31, 2011, 2010 and 2009:

	As of December 31,
	2011	2010	2009
	(In Millions of Euros)

Total Assets	74,283	75,152	62,855

Loans and advances to customers	36,205	36,526	28,996
Of which:
Residential mortgages	8,234	8,511	6,887
Consumer finance	8,070	7,186	5,485
Loans	3,584	2,931	2,071
Credit cards	4,486	4,255	3,414
Loans to enterprises	14,104	14,792	11,454
Loans to public sector	3,316	3,275	2,554

Total customer deposits	37,704	38,051	31,252
Current and savings accounts	21,129	20,963	15,740
Time deposits	7,398	8,333	8,102
Other customer funds	9,176	8,756	7,411

Off-balance sheet funds	34,499	34,895	25,106
Mutual funds	15,612	15,341	10,546
Pension funds	13,132	12,781	9,519
Other placements	5,754	6,773	5,042

Economic capital allocated	4,444	3,714	2,892

As of December 31, 2011, the balance of loans and advances to customers was €36,205 million, a 0.9% decrease from the €36,526 million as of December 31, 2010 mainly due to the decrease in wholesale lending as a result, among others, of the early payment by the Federal Government of a credit line underwritten by several banks (including us) in the country, and the switch made by large corporations from bank lending to financing in wholesale markets due to the low interest rates.

As of December 31, 2011, customer deposits were €37,704 million, a 0.9% decrease from the €38,051 million recorded as of December 31, 2010, due to the exchange rate effect. Excluding this effect, there was an increase of 8.1%.

Mutual fund assets under management were €15,612 million as of December 31, 2011, a 1.8% increase from the €15,341 million recorded as of December 31, 2010.

Pension fund assets under management were €13,132 million as of December 31, 2011, a 2.8% increase from the €12,781 million recorded as of December 31, 2010, due to the positive performance of Afore Bancomer, which continued to perform well as result of the stability of the Mexican labor market.

South America

The South America business area manages the BBVA Group’s banking, pension and insurance businesses in the region. In 2011, Credit Uruguay (which was purchased in January 2011 and merged with BBVA Uruguay in May 2011) was incorporated. In addition, we sold the Group’s holding in the insurance company Consolidar Retiro of Argentina. Finally, we acquired an additional 24.5% stake in Forum (a leading vehicle financing company in Chile) in September 2011.

The business units included in the South America business area are:

•	Retail and Corporate Banking: includes banks in Argentina, Chile, Colombia, Panama, Paraguay, Peru, Uruguay and Venezuela.

•	Pension businesses: includes pension businesses in Bolivia, Chile, Colombia, Ecuador and Peru.

•	Insurance businesses: includes insurance businesses in Argentina, Chile, Colombia, and Venezuela.

The following table sets forth information relating to the business activity of this business area for the years ended December 31, 2011, 2010 and 2009:

	As of December 31,
	2011	2010	2009
	(In Millions of Euros)

Total Assets	63,444	51,671	44,378

Loans and advances to customers	40,219	31,512	26,223
Of which:
Residential mortgages	7,124	5,932	4,567
Consumer finance	10,087	6,741	5,994
Loans	7,594	5,129	4,577
Credit cards	2,493	1,611	1,417
Loans to enterprises	20,829	16,862	13,831
Loans to public sector	914	830	527

Total customer deposits	45,776	36,085	31,556
Current and savings accounts	26,140	19,326	17,753
Time deposits	15,094	12,964	10,273
Other customer funds	4,542	3,795	3,530

Off-balance sheet funds	50,668	51,862	38,720
Mutual funds	2,850	3,063	2,617
Pension funds	47,818	48,800	36,104

Economic capital allocated	2,912	2,519	2,306

As of December 31, 2011, the loans and advances to customers were €40,219 million, a 27.6% increase from the €31,512 million recorded as of December 31, 2010. All countries in this business area have seen growth, with significant increases in consumer finance, cards and small companies and businesses.

As of December 31, 2011, customer deposits were €45,776 million, a 26.9% increase from the €36,085 million recorded as of December 31, 2010. Lower-cost transactional deposits such as current and savings accounts increased by 35.3%, which explains a portion of the improvement in net interest income.

Off-balance sheet funds, however, fell by 2.3% as a result of turmoil in the markets.

United States

This business area encompasses the Group’s business in the United States and Puerto Rico. BBVA Compass accounted for approximately 82% of the area’s balance sheet as of

December 31, 2011. Given its weight, most of the comments below refer to BBVA Compass. This business area also covers the assets and liabilities of the BBVA office in New York, which specializes in transactions with large corporations.

The business units included in the United States business area are:

•	BBVA Compass Banking Group, and

•	Other units: BBVA Puerto Rico and Bancomer Transfers Services (“BTS”).

	As of December 31,
	2011	2010	2009
	(In Millions of Euros)
Total Assets	55,413	57,575	77,676

Loans and advances to customers	40,069	39,570	41,120
Of which:
Residential mortgages	8,487	6,762	4,899
Consumer finance	5,503	5,647	6,079
Loans	4,961	5,168	5,679
Credit cards	541	479	400
Loans to enterprises	20,681	19,585	19,966

Total customer deposits	36,664	41,354	60,963
Current and savings accounts	27,716	25,217	21,708
Time deposits	7,963	9,033	10,572
Other customer funds	986	7,104	28,683

Off-balance sheet funds	6,199	5,307	5,204
Other placements	6,199	5,307	5,204

Economic capital allocated	3,170	2,972	2,995

As of December 31, 2011, loans and advances to customers were €40,069 million, a 1.3% increase from the €39,570 million recorded as of December 31, 2010. In 2011, we have continued to aim for the selective growth of lending in BBVA Compass, with a change in the portfolio mix towards items with less cyclical risk (such as loans to the commercial and industrial sector) and reducing higher risk portfolios (such as construction real estate loans).

As of December 31, 2011, customer deposits were €36,664 million, an 11.3% decrease from €41,354 million as of December 31, 2010. In 2011, there was an improvement in the structure of the balance sheet as a result of the decrease in high-interest deposits and an increase in non-interest accounts.

Monetary Policy

The integration of Spain into the European Monetary Union (“EMU”) on January 1, 1999 implied the yielding of monetary policy sovereignty to the Eurosystem. The “Eurosystem” is composed of the ECB and the national central banks of the 17 member countries that form the EMU.

The Eurosystem determines and executes the policy for the single monetary union of the 17 member countries of the EMU. The Eurosystem collaborates with the central banks of member countries to take advantage of the experience of the central banks in each of its national markets. The basic tasks carried out by the Eurosystem include:

•	defining and implementing the single monetary policy of the EMU;

•	conducting foreign exchange operations in accordance with the set exchange policy;

•	lending to national monetary financial institutions in collateralized operations;

•	holding and managing the official foreign reserves of the member states; and

•	promoting the smooth operation of the payment systems.

In addition, the Treaty on European Union (“EU Treaty”) establishes a series of rules designed to safeguard the independence of the system, in its institutional as well as in its administrative functions.

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

Until January 1, 1999, the Bank of Spain was also the sole entity responsible for implementing Spanish monetary policy. For a description of monetary policy since the introduction of the euro, see “—Monetary Policy”.

Since January 1, 1999, the Bank of Spain has performed the following basic functions attributed to the Eurosystem:

•	defining and implementing the Eurosystem’s monetary policy, with the principal aim of maintaining price stability across the euro area;

•	conducting currency exchange operations consistent with the provisions of Article 111 of the EU Treaty, and holding and managing the Member States’ official currency reserves;

•	promoting the sound working of payment systems in the euro area; and

•	issuing legal tender banknotes.

Recognizing the foregoing functions as a fully-fledged member of the Eurosystem, the Bank of Spain Law of Autonomy (Ley de Autonomía del Banco de España) stipulates the performance of the following functions by the Bank of Spain:

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

Deposit Guarantee Fund of Credit Institutions

The Deposit Guarantee Fund of Credit Institutions (Fondo de Garantía de Depósitos or “FGD”), which operates under the guidance of the Bank of Spain, was set up by virtue of Royal Decree-Law 16/2011, of October 14. It is an independent legal entity and enjoys full authority to fulfill its functions. Royal Decree-Law 16/2011 unified the three previous guarantee funds that existed in Spain: the Deposit Guarantee Fund of Saving Banks, the Deposit Guarantee Fund of Credit Entities and the Deposit Guarantee Fund of Banking Establishments.

The main objective of the FGD is to guarantee deposits and securities held by credit institutions, up to the limit of €100,000. It also has the authority to carry out any such actions necessary to reinforce the solvency and operation of credit institutions in difficulty, with the purpose of defending the interests of depositors and deposit guarantee funds.

The FGD is funded by annual contributions from member banks. The rate of our contributions in 2011 was 0.06% of the year-end amount of bank deposits to which the guarantee extended and 0.06% over the 5% of the securities held on our clients’ behalf. Pursuant to Royal Decree-Law 19/2011, starting in 2012, our contribution will be equal to 0.2% of the year-end amount of bank deposits to which the guarantee extends and 0.06% over the 5% of the securities held on our clients’ behalf.

In addition, pursuant to Royal Decree-Law 771/2011, during 2011 an additional contribution was made in connection with deposits the remuneration of which exceeded the level established by the Bank of Spain in its Circular 3/2011, of June 30.

As of December 31, 2011, all of the Spanish banks belonging to the BBVA Group were members of the FGD and thus obligated to make annual contributions to it.

Investment Guarantee Fund

Royal Decree 948/2001, of August 3, regulates investor guarantee schemes (Fondo de Garantía de Inversores) related to both investment firms and to credit institutions. These schemes are set up through an investment guarantee fund for securities broker and broker-dealer firms and the deposit guarantee funds already in place for credit institutions. A series of specific regulations have also been enacted, defining the system for contributing to the funds.

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

Liquidity Ratio

In an effort to implement European Union monetary policy, effective January 1, 1999, the ECB and the national central banks of the member states of the EMU adopted a regulation that requires banks to deposit an amount equal to two percent of their qualifying liabilities, as defined by the regulation, with the central bank of their home country. These deposits will earn an interest rate equal to the average interest rate of the European System of Central Banks (“ESCB”). Qualifying liabilities for this purpose include:

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

Fund for Orderly Bank Restructuring

The crisis that has affected the financial markets since 2007 obliged the Spanish authorities to create the Fund for Orderly Bank Restructuring (Fondo de Restructuración Ordenada Bancaria or “FROB”) by Decree-Law 9/2009, of June 26. Its purpose is to help the restructuring processes undertaken by credit institutions and strengthen their capital positions subject to certain conditions. The FROB will support the restructuring strategy of those institutions that require assistance, in three distinct stages:

•	search for a private solution by the credit institution itself;

•	adopt measures to tackle any weaknesses that may affect the viability of credit institutions; and

•	initiate a restructuring process in which the Fund itself has to intervene directly.

The FROB has to act in what is an absolutely exceptional situation that is closely linked to the development of the financial crisis. In order to comply with its objectives, FROB will be funded jointly from the Spanish national budget and the FDG. The FROB will be able to raise funds on securities markets through the issue of debt securities, lending and engaging in any other debt transaction necessary to fulfill its objects.

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

Circular 3/2008 is the final implementation, for credit institutions, of the legislation on capital and consolidated supervision of financial institutions, which was contained in Law 36/2007, of November 16, amending Law 13/1985, of May 25, on the investment ratios, capital and reporting requirements of financial intermediaries, and other financial regulations, which also includes Royal Decree 216/2008, of February 15, on the capital of financial institutions. Circular 3/2008 also conforms Spanish legislation to Directive 2006/48/EC of the European Parliament and of the Council, of June 14, 2006, and Directive 2006/49/EC of the European Parliament and of the Council, of June 14, 2006. The minimum capital requirements for credit institutions and their consolidated groups were thoroughly revised in both EC directives based on the Capital Accord adopted by the Basel Committee on Banking Supervision (“Basel II”).

The minimum capital requirements established by Circular 3/2008 are calculated on the basis of the Group’s exposure (i) to credit risk and dilution risk (on the basis of the assets, obligations and contingent exposures and commitments that present these risks, depending on their amounts, characteristics, counterparties, guarantees, etc.); (ii) to counterparty risk and position and settlement risk in the trading book; (iii) to foreign exchange risk (on the basis of the overall net foreign currency position); and (iv) to operational risk. Additionally, the Group is subject to compliance with the risk concentration limits established in Circular 3/2008 and with the requirements related to corporate governance, internal capital adequacy assessment, measurement of interest rate risk and certain additional public disclosure obligations set forth therein. With a view to ensuring compliance with the aforementioned objectives, the Group performs integrated management of these risks, in accordance with its internal policies. See Note 7 to the Consolidated Financial Statements.

As of December 31, 2011, 2010 and 2009, the eligible capital of the Group exceeded the minimum required under the regulations then in force. See Note 33 to the Consolidated Financial Statements.

Under Basel II calculation of the minimum regulatory capital requirements under the standards, referred to as “Pillar 1”, is supplemented with an internal capital adequacy assessment and supervisory review process, referred to as “Pillar 2”. The Group’s internal capital adequacy assessment process is based on the internal model for the quantification of the economic capital required on the basis of the Group’s overall risk profile. Finally, Basel II standards establish, through what is referred to as “Pillar 3”, strict transparency requirements regarding the information on risks to be disclosed to the market.

Circular 3/2008 was modified by Circular 9/2010, of December 22, and Circular 4/2011, of November 30, in order to proceed with the implementation in Spain of the changes to the solvency framework approved at a European level and known as CRD II (Directive 2009/27/EC, of April 7, Directive 2009/89/EC of July 27 and Directive 2009/111/EC, of September 16) and CRD III (Directive 2010/76/EU, of November 24).

The main changes considered in these directives are:

•	European harmonization of large exposures limits: a bank will be restricted in lending beyond a certain limit (25% of regulatory capital) to any one party.

•

Obligation to establish and maintain, for categories of staff whose professional activities have a material impact on the risk profile of a bank, remuneration policies and practices that are consistent with effective risk management.

•	Improved quality of banks’ capital: additional loss absorbency criteria for hybrid capital instruments have been introduced, anticipating Basel III recommendations.

•

Improved liquidity risk management: for banking groups that operate in multiple countries, their liquidity risk management—i.e. how they fund their operations on a day-to-day basis—will also be discussed and coordinated within ‘colleges of supervisors’.

•

Improved risk management for securitized products: rules on securitized debt—the repayment of which depends on the performance of a dedicated pool of loans—have been tightened. Firms that re-package loans into tradable securities will be required to retain some risk exposure to these securities, while firms that invest in the securities will be allowed to make their decisions only after conducting comprehensive due diligence. If they fail to do so, they will be subject to capital penalties.

•	Strengthened capital requirements have been introduced to cover risks in the trading book and related to re-securitizations, following Basel 2.5 agreement.

As part of a wider plan of the Spanish Government for the strengthening of the financial sector, the Royal Decree-Law 2/2011, of February 18 (“RD-L 2/2011”), established new stricter minimum capital requirements for Spanish credit institutions, with a new capital requirement (“capital principal”) for all credit institutions of a minimum of 8%. This ratio will be 10% for those institutions that are not listed on an stock exchange, which have a small presence of private investors, and are dependent upon wholesale funding markets for over 20% of their assets, since they have more limited access to the capital markets. Entities with capital shortages were forced to implement a strategy for closing any detected capital gap in 2011, with the FROB acting as a backstop, in the event of a failure to cover the capital needs through the market.

The entry into force of RD-L 2/2011 opened up a new stage in the process of restructuring and strengthening of the Spanish savings banks. The focus was on recapitalizing institutions that need more capital and encouraging savings banks to merge or to transfer their financial activity to a bank to ease their access to capital markets and wholesale funding. These restructuring and recapitalization processes should ease compliance with Basel III, or at least Basel III-2013, even if some differences exist between the RD-L 2/2011 and the Basel III capital standards.

RD-L 2/2011’s “capital principal” is largely composed of the same items as those considered in the Basel III accord, that is, capital instruments, share premiums, reserves and minority interests. In addition, losses, intangibles and negative value adjustments are deducted in both definitions. The differences between the definitions set forth in RD-L 2/2011 and Basel III relate to the treatment of some deductions, such as investments in financial institutions.

As shown below, we fulfilled the minimum capital requirements as required by RD-L 2/2011 as of December 31, 2011 and December 31, 2010:

	Basel II Capital Ratio	RD-L 2/2011 “Capital Principal” ratio
Minimum required	8%	8%
December 2011(1)	12.9%	9.7%
December 2010	13.7%	9.5%

(1)	The decrease in capital ratios as of December 31, 2011 was mainly due to the acquisition of Garanti (see “Item 4. Information on the Company—History and Development of the Company”).

The new Royal Decree-Law 2/2012, of February 3 (“RD-L 2/2012”), introduces, among other measures, a capital buffer requirement, in terms of “Capital Principal”, equal to 20% of an entity’s problematic credit assets and foreclosed real estate assets. The deadline for complying with this new requirement is December 31, 2012. We believe BBVA will meet this new requirement as of December 31, 2012.

In addition, we believe we will meet the EBA’s new minimum capital recommendations referred to in “Item 3. Key Information—Risk Factors—Risks Relating to Us and Our Business—We are subject to substantial regulation, and regulatory and governmental oversight. Adverse regulatory developments or changes in government policy could have a material adverse effect on our business, results of operations and financial condition,” as of June 30, 2012.

Capital Management

Basel Capital Accord—Basel II—Economic Capital

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

The Bank has obtained the Bank of Spain’s approval with respect to its internal model of capital estimation (“IRB”) concerning certain portfolios and its operational risk internal model.

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

Legal and Other Restricted Reserves

We are subject to the legal and other restricted reserves requirements applicable to Spanish companies. Please see “—Capital Requirements”.

Allowance for Loan Losses

For a discussion of allowances for loan losses and country risk, see Note 2.2.1 to the Consolidated Financial Statements.

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

Law 44/2002, of November 22, concerning measures to reform the Spanish financial system, contained a rule concerning the calculation of variable interest applicable to loans and credit secured by mortgages, bails, pledges or any other equivalent guarantee.

Employee Pension Plans

Under the relevant collective labor agreements, BBVA and some of its subsidiaries provide supplemental pension payments to certain active and retired employees and their beneficiaries. These payments supplement social security benefits from the Spanish state. See Note 2.2.12 and Note 26 to the Consolidated Financial Statements.

Dividends

If a bank meets the Bank of Spain’s minimum capital requirements described above under “—Capital Requirements”, it may dedicate all of its net profits to the payment of dividends, although, in practice, banks consult with the Bank of Spain before declaring a dividend. Compliance with such requirements notwithstanding, the Bank of Spain may advise a bank against the payment of dividends on grounds of prudence. In no event may dividends be paid from non-distributable reserves. Banks which fail to comply with the capital adequacy ratio by more than 20% are required to devote all of their net profits to increasing their capital ratios. Banks which fail to meet the required ratio by 20% or less must obtain prior approval of the Bank of Spain to distribute any dividends and must devote at least 50% of net profits to increasing their capital ratios. In addition, banks, and their directors and executive officers that do not comply with the liquidity and investment ratios and capital adequacy requirements may be subject to fines or other sanctions. Compliance with the Bank of Spain’s capital requirements is determined on both a consolidated and individual basis. Our Spanish subsidiaries are in compliance with these capital adequacy requirements on both a consolidated and individual basis. If a bank has no net profits, the board of directors may propose at the general meeting of the stockholders that a dividend be declared out of retained earnings.

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

Scrip Dividend

During 2011, a scrip dividend scheme called “Dividendo Opción” was successfully implemented as approved by the shareholders’ general meeting held on March 11, 2011. In line with the 2011 “Dividendo Opción” scheme, the BBVA annual shareholders’ general meeting held on March 16, 2012, passed a resolution adopting two different free-of-charge capital increases for the implementation of a new “Dividendo Opción” scheme for this year.

Upon the execution of each such free-of-charge capital increase, BBVA shareholders will have the option to receive all or part of their remuneration in newly issued free-of-charge shares or to receive all of their remuneration in cash. For additional information on the “Dividendo Opción” scheme, including its tax implications, see “Item 10. Additional Information—Taxation—Spanish Tax Considerations—Taxation of Dividends—Scrip Dividend”.

The “Dividendo Opción” is implemented as an alternative remuneration scheme for BBVA shareholders with the aim to provide BBVA shareholders with a flexible option to receive newly issued shares of the Bank, without thereby altering BBVA’s cash remuneration policy, in line with the current trend that is being put into practice by other entities in the domestic and international markets.

Shareholders will have the “Dividendo Opción” available to them on two different dates in 2012, coinciding with the dates on which dividends have been historically paid out. However, it should be noted that each capital increase is independent of the other, such that either one may be executed on different dates and either one, or both, may not be made.

Limitations on Types of Business

Spanish banks are subject to certain limitations on the types of businesses in which they may engage directly, but they are subject to few limitations on the types of businesses in which they may engage indirectly.

Mortgage Legislation

Law 2/1981, of March 25, on mortgage market, as amended by Law 41/2007, regulates the different aspects of the Spanish mortgage market and establishes additional rules for the mortgage and financial system.

Royal Decree 716/2009, of April 24, implements several aspects of Law 2/1981, of March 25. The most significant aspects implemented by Royal Decree 716/2009 are, among others, (i) the modification on the loan-to-value ratio requirement intending to improve the quality of Spanish mortgage-backed securities; (ii) the elimination of many of the administrative requirements for the issuance of covered bonds and mortgage bonds; and (iii) the implementation of a special accounting record of the loans and credit facilities used to back issuances of covered bonds and mortgage-backed bonds.

Mutual Fund Regulation

Mutual funds in Spain are regulated by the Ministry of the Economy (Dirección General del Tesoro y Política Financiera del Ministerio de Economía) and by the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores or “CNMV”). All mutual funds and mutual fund management companies are required to be registered with the CNMV. Spanish mutual funds may be subject to investment limits with respect to single sectors or companies and overall portfolio diversification minimums. In addition, periodic reports including a review of the fund’s performance and any material events affecting the fund are required to be distributed to the fund’s investors and filed with the CNMV.

Reform of the Spanish Corporate Enterprises Act

The consolidated text of the Corporate Enterprises Act adopted under Legislative Royal Decree 1/2010, of July 2, has repealed the former Companies Act, adopted under Legislative Royal Decree 1564/1989, of December 22. This royal legislative decree stems from the authorization set out in the Law 3/2009, of April 3, on structural changes in companies, enabling the Government to proceed to consolidate the legislation for joint stock (“sociedades anónimas”) and limited liability (“sociedades de responsabilidad limitada”) in a single text, bringing together the contents of the two aforementioned acts, as well, the part of the Securities Exchange Act that regulates the most purely corporate-related aspects of joint stock companies whose securities are traded on an official secondary market. The consolidated text also includes the articles of the Commercial Code that address limited partnerships, a derivative corporate device that is barely used in practice. Law 25/2011, of August 1, partially amended the Corporate Enterprises Act and incorporated Directive 2007/36/EC, of July 11, on the exercise of certain rights of shareholders in listed companies.

Reform of the Spanish Auditing Law

Law 12/2010, of June 30, amended Law 19/1988, of July 12, on Accounts Audit, Law 24/1988, of July 28, on Securities Exchanges and the consolidated text of the former Companies Act adopted by Legislative Royal Decree 1564/1989, of December 22 (currently, the Corporate Enterprises Act), for its adaptation to EU regulations. This law transposed Directive EU/2006/43 which regulates aspects, among others, related to: authorization and registry of auditors and auditing companies, confidentiality and professional secrecy which the auditors may observe, rules on independency and liability as well as certain rules on the composition and functions of the auditing committee. The Royal Decree 1/2011, of July 1, approved the consolidated text of the Accounts Audit Law.

U.S. Regulation

Banking Regulation

BBVA is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the “BHC Act”). As such, BBVA is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Among other things, the Group’s direct and indirect activities and investments in the United States are limited to banking activities and certain non-banking activities that are “closely related to banking,” as determined by the Federal Reserve, and certain other activities permitted under the BHC Act. BBVA also is required to obtain the prior approval of the Federal Reserve before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting stock of any U.S. bank or bank holding company.

Under current Federal Reserve policy, BBVA is required to act as a source of financial strength for its U.S. bank subsidiaries. Among other things, this source of strength obligation may result in a requirement for BBVA, as controlling shareholder, to inject capital into any of its U.S. bank subsidiaries.

The Group’s U.S. bank subsidiaries and BBVA’s U.S. branches are also subject to supervision and regulation by a variety of other U.S. regulatory agencies. In addition to supervision by the Federal Reserve, BBVA’s New York branch is licensed and supervised by the New York State Department of Financial Services. Each of BBVAPR Holding Corporation, a direct subsidiary of BBVA, BBVA USA Bancshares, Inc., a direct subsidiary of BBVA, and its wholly-owned subsidiary, BBVA Compass Bancshares, Inc., an indirect subsidiary of BBVA, is considered a bank holding company within the meaning of the BHC Act and is subject to supervision and regulation by the Federal Reserve. Compass Bank is an Alabama state-chartered bank, is a member of the Federal Reserve System, and has branches in Alabama, Arizona, California, Colorado, Florida, New Mexico, and Texas. Compass Bank is supervised and examined by the Federal Reserve and the State of Alabama Banking Department. In addition, certain aspects of Compass Bank’s branch operations in Arizona, California, Colorado, Florida, New Mexico, and Texas are subject to examination by their respective state banking regulators in such states. Banco Bilbao Vizcaya Argentaria Puerto Rico (“BBVA Puerto Rico”) is a bank chartered and supervised by the Oficina del Comisionado de Instituciones Financieras de Puerto Rico. Compass Bank and BBVA Puerto Rico are also depository institutions insured by, and subject to the regulation of, the Federal Deposit Insurance Corporation.

BBVA Bancomer, S.A. agency office in Houston, Texas is a non-FDIC insured agency office of BBVA Bancomer, S.A., an indirect subsidiary of BBVA, that is licensed under the laws of the State of Texas and supervised by the Texas Department of Banking and the Federal Reserve.

Bancomer Transfer Services, Inc., a non-banking affiliate of BBVA and a direct subsidiary of BBVA Bancomer USA, Inc., is licensed as a money transmitter by the State of California Department of Financial Institutions, the Texas Department of Banking, and certain other state regulatory agencies. Bancomer Transfer Services, Inc. is also registered as a money services business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury.

A major focus of U.S. governmental policy relating to financial institutions in recent years has been aimed at fighting money laundering and terrorist financing. Regulations applicable to BBVA and certain of its affiliates impose obligations to maintain appropriate policies, procedures, and controls to detect, prevent, and report money laundering. In particular, Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), as amended, requires financial institutions operating in the United States to (i) give special attention to correspondent and payable-through bank accounts, (ii) implement enhanced reporting due diligence, and ‘know your customer’ standards for private banking and correspondent banking relationships, (iii) scrutinize the beneficial ownership and activity of certain non-U.S. and private banking customers (especially for so-called politically exposed persons), and (iv) develop new anti-money laundering programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance programs under the Bank Secrecy Act and regulations of the Office of Foreign Assets Control. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious legal and reputational consequences for the institution.

Regulation of Other U.S. Entities

The Group’s U.S. broker-dealers are subject to regulation and supervision by the SEC and the Financial Industry Regulatory Authority (FINRA) with respect to their securities activities, as well as various U.S. state regulatory authorities. Additionally, the securities underwriting and dealing activities of BBVA’s indirect U.S. broker-dealer subsidiary, BBVA Securities, Inc., are subject to regulation and supervision by the Federal Reserve.

The activities of the Group’s U.S. investment adviser affiliates are regulated and supervised by the SEC.

In addition, the Group’s U.S. insurance agency affiliates are subject to regulation and supervision by various U.S. state insurance regulatory authorities.

Dodd-Frank Act

On July 21, 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which provides a broad framework for significant regulatory changes that will extend to almost every area of U.S. financial regulation. The Dodd-Frank Act addresses, among other issues, systemic risk oversight, bank capital standards, the liquidation of failing systemically significant U.S. financial institutions, over-the-counter derivatives, restrictions on the ability of banking entities to engage in proprietary trading activities and invest in hedge funds and private equity funds (known as the “Volcker Rule”), consumer and investor protection, hedge fund registration, municipal advisor registration and regulation, securitization, investment advisor registration and regulation and the role of credit-rating agencies. Compass Bank has registered with the SEC and the Municipal Securities Rulemaking Board as a municipal advisor pursuant to the Dodd-Frank Act’s municipal advisor registration requirements.

Various U.S. regulators are implementing the Dodd-Frank Act through detailed rulemaking that will likely continue for several years. Once it is fully implemented, the Dodd-Frank Act and related rules are expected to result in additional costs and impose certain limitations and restrictions affecting the conduct of our businesses, although uncertainty remains about the final details, impact and timing of many of the rules.

Among other changes, the Dodd-Frank Act requires that the Federal banking agencies, including the Federal Reserve, establish minimum leverage and risk-based capital requirements applicable to insured depository institutions, bank and thrift holding companies and systemically important non-bank financial companies. These minimum requirements must be not less than the generally applicable risk-based capital and leverage capital requirements, and not quantitatively lower than the requirements in effect for insured depository institutions as of the date of enactment of the Dodd-Frank Act. In response to these requirements, the Federal banking agencies have adopted a rule effectively establishing a permanent capital floor for covered institutions equal to the risk-based capital requirements under the banking agencies’ Basel I capital adequacy guidelines. It is anticipated that additional rules will be proposed and adopted pursuant to the Dodd-Frank Act’s minimum capital provisions, including adjustments to minimum capital requirements in response to further revisions and refinements to the international standards adopted by the Basel Committee on Banking Supervision.

The Dodd-Frank Act also provides Federal banking agencies with tools to impose greater capital, leverage and liquidity requirements and other prudential standards for financial institutions that pose significant systemic risk and bank holding companies with greater than $50 billion in assets. In January 2012, the Federal Reserve proposed extensive rules to implement these enhanced supervisory and prudential requirements, including additional capital and leverage requirements, additional liquidity requirements, limits on single counterparty exposure, risk management and risk committee requirements, more stringent stress testing requirements and various mandatory remediation actions under certain circumstances. The rules proposed by the Federal Reserve to date are not directly applicable to foreign bank holding companies, such as BBVA, but are applicable to U.S.-based bank holding companies with consolidated assets in excess of $50 billion, including BBVA USA Bancshares, Inc. The Federal Reserve has announced that it is actively developing a proposed framework for applying the Dodd-Frank Act’s enhanced prudential standards and early remediation requirements to foreign banking organizations. In applying its enhanced prudential standards rulemaking to foreign bank holding companies, the Federal Reserve is required to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank holding company is subject to comparable home country standards.

Under capital plan and stress test rules adopted by the Federal Reserve, BBVA USA Bancshares, Inc. is required to conduct periodic stress tests and submit an annual capital plan to the Federal Reserve for review, which must, among other things, include a description of planned capital actions and demonstrate the company’s ability to maintain minimum capital above existing minimum capital ratios and above a Tier 1 common equity-to-total risk-weighted asset ratio of 5% under both expected and stressed conditions over a minimum nine-quarter planning horizon.

The Dodd-Frank Act’s Volcker Rule also limits the ability of banking entities, except solely outside the United States in the case of non-U.S. banking entities, to sponsor or invest in private equity or hedge funds and to engage in certain types of proprietary trading unrelated to serving clients. U.S. regulators have proposed rules implementing the statute. The Dodd-Frank Act also changes the Federal Deposit Insurance Corporation (“FDIC”) deposit insurance assessment framework (the amounts paid by FDIC-insured institutions into the deposit insurance fund of the FDIC), primarily by basing assessments on an FDIC-insured institution’s total assets less tangible equity rather than on U.S. domestic deposits, which is expected to shift a greater portion of the aggregate assessments to large banks (such as Compass Bank).

Under the so-called swap “push-out” provisions of the Dodd-Frank Act, the derivatives activities of U.S. banks (such as Compass Bank) and U.S. branch offices of foreign banks (such as BBVA’s New York branch) will be restricted, which may necessitate changes to how we conduct our derivatives activities. Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants will be required to register with the SEC, the U.S. Commodity Futures Trading Commission, or both, and will become subject to additional requirements relating to capital, margin, business conduct, and recordkeeping, among others.

There are various qualitative and quantitative restrictions on the extent to which BBVA and its non-bank subsidiaries can borrow or otherwise obtain credit from their U.S. banking affiliates or engage in certain other transactions involving those subsidiaries. In general, these transactions must be on terms that would ordinarily be offered to unaffiliated entities, must be secured by designated amounts of specified collateral and are subject to quantitative limitations. These restrictions also apply to certain transactions of our New York Branch with our U.S. broker-dealer affiliates and certain of our other affiliates. Effective in July 2012, the Dodd-Frank Act subjects credit exposure arising from derivative transactions, securities borrowing and lending transactions, as well as repurchase/reverse repurchase agreements to the above-mentioned collateral and quantitative limitations.

Regulations that may be adopted by the Consumer Financial Protection Bureau, established under the Dodd-Frank Act, could affect the nature of the activities which a bank (including Compass Bank) may conduct, and may impose restrictions and limitations on the conduct of such activities.

Furthermore, the Dodd-Frank Act requires issuers with listed securities, which may include foreign private issuers such as BBVA, to establish a “clawback” policy to recoup previously awarded employee compensation in the event of an accounting restatement. The Dodd-Frank Act also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers, and expands the extraterritorial jurisdiction of U.S. courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions in the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940.

C.	Organizational Structure

As of December 31, 2011, the BBVA Group was made up of 293 fully consolidated and 27 proportionately consolidated companies, as well as 73 companies consolidated using the equity method.

The companies are principally domiciled in the following countries: Argentina, Belgium, Bolivia, Brazil, Cayman Islands, Chile, Colombia, Ecuador, France, Germany, Ireland, Italy, Luxembourg, Mexico, Netherlands, Netherlands Antilles, Panama, Peru, Portugal, Puerto Rico, Spain, Switzerland, United Kingdom, United States of America, Uruguay and Venezuela. In addition, BBVA has an active presence in Asia.

Below is a simplified organizational chart of BBVA’s most significant subsidiaries as of December 31, 2011.

Subsidiary	Country of Incorporation	Activity	BBVA Voting Power	BBVA Ownership	Total Assets
			(in Percentages)		(In Millions of Euros)
BBVA BANCOMER, S.A. DE C.V.	Mexico	Bank	100.00	100.00	69,158
COMPASS BANK	United States	Bank	100.00	100.00	52,565
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	Chile	Bank	68.18	68.18	12,489
BANCO CONTINENTAL, S.A.	Peru	Bank	92.24	46.12	12,118
BBVA SEGUROS, S.A. DE SEGUROS Y REASEGUROS	Spain	Insurance	99.95	99.95	13,807
BBVA COLOMBIA, S.A.	Colombia	Bank	95.43	95.43	10,391
BANCO PROVINCIAL S.A. – BANCO UNIVERSAL	Venezuela	Bank	55.60	55.60	12,906
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	Portugal	Bank	100.00	100.00	7,140
BBVA BANCO FRANCES, S.A.	Argentina	Bank	76.04	76.04	6,736
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO, S.A.	Puerto Rico	Bank	100.00	100.00	3,848
PENSIONES BANCOMER, S.A. DE C.V.	Mexico	Insurance	100.00	100.00	2,669
SEGUROS BANCOMER, S.A. DE C.V.	Mexico	Insurance	100.00	100.00	2,544
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	Panama	Bank	98.92	98.92	1,670
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	Switzerland	Bank	100.00	100.00	1,458
UNO-E BANK, S.A.	Spain	Bank	100.00	100.00	1,368
BBVA PARAGUAY, S.A.	Paraguay	Bank	100.00	100.00	1,294

D. Property, Plants and Equipment

We own and rent a substantial network of properties in Spain and abroad, including 3,016 branch offices in Spain and, principally through our various affiliates, 4,441 branch offices abroad as of December 31, 2011. As of December 31, 2011, approximately 84% of our branches in Spain and 58% of our branches abroad were rented from third parties pursuant to short-term leases that may be renewed by mutual agreement.

BBVA, through a real estate company of the Group, is constructing its new corporate headquarters at a development area in the north of Madrid (Spain). As of December 31, 2011, the accumulated investment for this project amounted to € 528 million.

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

	Average Balance Sheet—Assets and Interest from Earning Assets
	Year Ended December 31, 2011			Year Ended December 31, 2010			Year Ended December 31, 2009
	Average Balance	Interest	Average Yield(1)	Average Balance	Interest	Average Yield(1)	Average Balance	Interest	Average Yield(1)
	(In Millions of Euros, Except Percentages)
ASSETS
Cash and balances with central banks	21,245	250	1.2%	21,342	239	1.1%	18,638	253	1.4%
Debt securities, equity instruments and derivatives	141,780	4,238	3.0%	145,990	3,939	2.7%	138,030	4,207	3.0%
Loans and receivables	368,312	19,485	5.3%	358,587	16,797	4.7%	355,121	19,194	5.4%
Loans and advances to credit institutions	26,390	639	2.4%	25,561	501	2.0%	26,152	697	2.7%
Loans and advances to customers	341,922	18,846	5.5%	333,021	16,296	4.9%	328,969	18,498	5.6%
In euros(2)	219,887	7,479	3.4%	219,857	7,023	3.2%	222,254	9,262	4.2%
In other currencies(3)	122,034	11,367	9.3%	113,164	9,273	8.2%	106,715	9,236	8.7%
Other financial income	—	215	—	—	159	—	—	120	—
Non-earning assets	37,241	—	—	32,894	—	—	31,180	—	—

Total average assets	568,579	24,188	4.3%	558,808	21,134	3.8%	542,969	23,775	4.4%

(1)	Rates have been presented on a non-taxable equivalent basis.

(2)	Amounts reflected in euro correspond to predominantly domestic activities.

(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

	Average Balance Sheet—Liabilities and Interest Paid on Interest Bearing Liabilities
	Year Ended December 31, 2011			Year Ended December 31, 2010			Year Ended December 31, 2009
	Average Balance	Interest	Average Yield(1)	Average Balance	Interest	Average Yield(1)	Average Balance	Interest	Average Yield(1)
	(In Millions of Euros, Except Percentages)
LIABILITIES
Deposits from central banks and credit institutions	77,382	2,037	2.6%	80,177	1,515	1.9%	74,017	2,143	2.9%
Customer deposits	276,683	5,644	2.0%	259,330	3,551	1.4%	249,106	4,056	1.6%
In euros(2)	153,514	2,419	1.6%	121,956	1,246	1.0%	116,422	1,326	1.1%
In other currencies(3)	123,169	3,225	2.6%	137,374	2,304	1.7%	132,684	2,730	2.1%
Debt certificates and subordinated liabilities	109,860	2,613	2.4%	119,684	2,334	1.9%	120,228	3,098	2.6%
Other financial costs	—	734	—	—	415	—	—	596	—
Non-interest-bearing liabilities	65,980	—	—	66,541	—	—	70,020	—	—
Equity	38,674	—	—	33,076	—	—	29,598	—	—

Total average liabilities	568,579	11,028	1.9%	558,807	7,814	1.4%	542,969	9,893	1.8%

(1)	Rates have been presented on a non-taxable equivalent basis.

(2)	Amounts reflected in euro correspond to predominantly domestic activities.

(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates changes in our net interest income between changes in volume and changes in rate for 2011 compared to 2010, and 2010 compared to 2009. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period during which they are due. Loan fees were included in the computation of interest income.

	2011/2010
	Increase (decrease) Due to Changes in
	Volume(1)	Rate(1)(2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	(1)	12	11
Debt securities, equity instruments and derivatives	(114)	413	299
Loans and advances to credit institutions	16	122	138
Loans and advances to customers	436	2,114	2,550
In euros	1	455	456
In other currencies	727	1,367	2,094
Other financial income	—	56	56

Total income	370	2,684	3,054

	2011/2010
	Increase (decrease) Due to Changes in
	Volume(1)	Rate(1)(2)	Net Change
	(In Millions of Euros)
Interest expense
Deposits from central banks and credit institutions	(53)	575	522
Customer deposits	238	1,855	2,093
In euros	323	850	1,173
In other currencies	(238)	1,159	920
Debt certificates and subordinated liabilities	(192)	471	279
Other financial costs	—	320	320

Total expense	137	3,077	3,214

Net interest income	233	(393)	(160)

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.

(2)	Rates have been presented on a non-taxable equivalent basis.

	2010/2009
	Increase (decrease) Due to Changes in
	Volume(1)	Rate(1)(2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	37	(51)	(14)
Debt securities, equity instruments and derivatives	243	(511)	(268)
Loans and advances to credit institutions	(16)	(179)	(195)
Loans and advances to customers	228	(2,429)	(2,201)
In euros	(100)	(2,139)	(2,239)
In other currencies	558	(521)	37
Other financial income	—	39	39

Total income	693	(3,333)	(2,641)

Interest expense
Deposits from central banks and credit institutions	178	(806)	(628)
Customer deposits	166	(672)	(505)
In euros	63	(143)	(80)
In other currencies	96	(522)	(425)
Debt certificates and subordinated liabilities	(14)	(750)	(764)
Other financial costs	—	(181)	(181)

Total expense	288	(2,367)	(2,078)

Net interest income	405	(966)	(562)

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.

(2)	Rates have been presented on a non-taxable equivalent basis.

Interest Earning Assets—Margin and Spread

The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the years indicated.

	December 31,
	2011	2010	2009
	(In Millions of Euros, Except Percentages)
Average interest earning assets	531,337	525,914	511,789
Gross yield(1)	4.6%	4.0%	4.6%
Net yield(2)	4.3%	3.8%	4.4%
Net interest margin (3)	2.5%	2.5%	2.7%
Average effective rate paid on all interest-bearing liabilities	2.4%	1.7%	2.2%
Spread(4)	2.2%	2.3%	2.4%

(1)	Gross yield represents total interest income divided by average interest earning assets.

(2)	Net yield represents total interest income divided by total average assets.

(3)	Net interest margin represents net interest income as percentage of average interest earning assets.

(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS

Interest-Bearing Deposits in Other Banks

As of December 31, 2011, interbank deposits represented 3.9% of our assets. Of such interbank deposits, 34.9% were held outside of Spain and 65.1% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. Such deposits, however, are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of December 31, 2011, our securities were carried on our consolidated balance sheet at a carrying amount of €92,272 million, representing 15.4% of our assets. €30,115 million, or 32.6%, of our securities consisted of Spanish Treasury bonds and Treasury bills. The average yield during 2011 on investment securities that BBVA held was 4.6%, compared to an average yield of approximately 5.3% earned on loans and receivables during 2011. The market or appraised value of our total securities portfolio as of December 31, 2011, was €91,507 million. See Notes 10, 12 and 14 to the Consolidated Financial Statements. For a discussion of our investments in affiliates, see Note 17 to the Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to the Consolidated Financial Statements.

The following tables analyze the carrying amount and market value of debt securities as of December 31, 2011, December 31, 2010 and December 31, 2009, respectively. Trading portfolio is not included in the tables below because the amortized costs and fair values of these items are the same. See Note 10 to the Consolidated Financial Statements.

	As of December 31, 2011
	Amortized cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES -

AVAILABLE FOR SALE PORTFOLIO
Domestic	25,023	23,522	183	(1,684)
Spanish Government and other government agency debt securities	20,597	19,271	58	(1,384)
Other debt securities	4,426	4,251	125	(300)
Issued by central banks	—	—	—	—
Issued by credit institutions	3,307	3,140	80	(247)
Issued by other institutions	1,119	1,111	45	(53)
International	29,573	29,392	1,038	(1,219)
Mexico	4,815	4,991	176	—
Mexican Government and other government agency debt securities	4,742	4,906	164	—
Other debt securities	73	85	12	—
Issued by central banks	—	—	—	—
Issued by credit institutions	59	70	11	—
Issued by other institutions	14	15	1	—
United States	7,355	7,363	243	(235)
U.S. Treasury and other U.S. government agencies debt securities	487	483	8	(12)
States and political subdivisions	509	537	28	—
Other debt securities	6,359	6,343	207	(223)
Issued by central banks	—	—	—	—
Issued by credit institutions	631	617	22	(36)
Issued by other institutions	5,728	5,726	185	(187)
Other countries	17,403	17,038	619	(984)
Securities of other foreign Governments	11,617	11,296	345	(666)
Other debt securities	5,786	5,742	274	(318)
Issued by central banks	849	855	6	—
Issued by credit institutions	3,080	2,998	184	(266)
Issued by other institutions	1,857	1,889	84	(52)

TOTAL AVAILABLE FOR SALE PORTFOLIO	54,596	52,914	1,221	(2,903)

HELD TO MATURITY PORTFOLIO
Domestic	7,373	6,848	1	(526)
Spanish Government and other government agency debt securities	6,520	6,060	1	(461)
Other debt securities	853	788	—	(65)
Issued by central banks	—	—	—	—
Issued by credit institutions	255	244	—	(11)
Issued by other institutions	598	544	—	(54)
International	3,582	3,342	12	(252)
Securities of other foreign Governments	3,376	3,149	9	(236)
Other debt securities	206	193	3	(16)

TOTAL HELD TO MATURITY PORTFOLIO	10,955	10,190	13	(778)

TOTAL DEBT SECURITIES	65,551	63,104	1,234	(3,681)

(1)

Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Consolidated Financial Statements.

	As of December 31, 2010
	Amortized cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES

AVAILABLE FOR SALE PORTFOLIO
Domestic	21,929	20,566	107	(1,470)
Spanish Government and other government agency debt securities	16,543	15,337	58	(1,264)
Other debt securities	5,386	5,229	49	(206)
Issued by central banks	—	—	—	—
Issued by credit institutions	4,222	4,090	24	(156)
Issued by other institutions	1,164	1,139	25	(50)
International	30,109	30,309	1,080	(880)
Mexico	9,653	10,106	470	(17)
Mexican Government and other government agency debt securities	8,990	9,417	441	(14)
Other debt securities	663	689	29	(3)
Issued by central banks	—	—	—	—
Issued by credit institutions	553	579	28	(2)
Issued by other institutions	110	110	1	(1)
United States	6,850	6,832	216	(234)
U.S. Treasury and other U.S. government agencies debt securities	580	578	6	(8)
States and political subdivisions	187	193	7	(1)
Other debt securities	6,083	6,061	203	(225)
Issued by central banks	—	—	—	—
Issued by credit institutions	2,981	2,873	83	(191)
Issued by other institutions	3,102	3,188	120	(34)
Other countries	13,606	13,371	394	(629)
Securities of other foreign Governments	6,743	6,541	169	(371)
Other debt securities	6,863	6,830	225	(258)
Issued by central banks	944	945	1	—
Issued by credit institutions	4,431	4,420	177	(188)
Issued by other institutions	1,488	1,465	47	(70)

TOTAL AVAILABLE FOR SALE PORTFOLIO	52,038	50,875	1,187	(2,350)

HELD TO MATURITY PORTFOLIO
Domestic	7,503	6,771	2	(734)
Spanish Government and other government agency debt securities	6,611	5,942	2	(671)
Other debt securities	892	829	—	(63)
Issued by central banks	—	—	—	—
Issued by credit institutions	290	277	—	(13)
Issued by other institutions	602	552	—	(50)
International	2,443	2,418	16	(41)
Securities of other foreign Governments	2,181	2,171	10	(20)
Other debt securities	262	247	6	(21)

TOTAL HELD TO MATURITY PORTFOLIO	9,946	9,189	18	(775)

TOTAL DEBT SECURITIES	61,984	60,064	1,205	(3,125)

(1)

Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Consolidated Financial Statements.

	As of December 31, 2009
	Amortized cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES

AVAILABLE FOR SALE PORTFOLIO
Domestic	24,577	24,869	487	(195)
Spanish Government and other government agency debt securities	18,312	18,551	309	(70)
Other debt securities	6,265	6,318	178	(125)
International	31,868	32,202	1,067	(733)
United States	6,804	6,805	174	(173)
U.S. Treasury and other U.S. government agencies debt securities	414	416	4	(2)
States and political subdivisions	214	221	7	—
Other debt securities	6,176	6,168	163	(171)
Other countries	25,064	25,397	893	(560)
Securities of other foreign Governments	17,058	17,363	697	(392)
Other debt securities	8,006	8,034	196	(168)

TOTAL AVAILABLE FOR SALE PORTFOLIO	56,445	57,071	1,554	(928)

HELD TO MATURITY PORTFOLIO
Domestic	2,626	2,624	29	(31)
Spanish Government and other government agency debt securities	1,674	1,682	21	(13)
Other debt securities	952	942	8	(18)
Issued by central banks	—	—	—	—
Issued by credit institutions	342	344	—	(13)
Issued by other institutions	610	598	—	(50)
International	2,811	2,869	71	(13)
Securities of other foreign Governments	2,399	2,456	64	(7)
Other debt securities	412	413	7	(6)

TOTAL HELD TO MATURITY PORTFOLIO	5,437	5,493	100	(44)

TOTAL DEBT SECURITIES	61,882	62,564	1,654	(972)

(1)

Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Consolidated Financial Statements. As of December 31, 2011 the carrying amount of the debt securities classified within the available for sale portfolio and the held to maturity portfolio by rating categories, were as follows:

	As of December 31, 2011
	Debt Securities Available for Sale		Debt Securities Held to Maturity
	Carrying Amount (In Millions of Euros)%		Carrying Amount (In Millions of Euros)%
AAA	3,022	5.7%	364	3.3%
AA+	5,742	10.9%	83	0.8%
AA	1,242	2.3%	402	3.7%
AA-	18,711	35.4%	6,659	60.8%
A+	735	1.4%	40	0.4%
A	2,320	4.4%	3,156	28.8%
A-	949	1.8%	—	—
With rating BBB+ or below	14,212	26.9%	160	1.5%
Non-rated	5,980	11.3%	92	0.8%

TOTAL	52,913	100.0%	10,956	100.0%

The following tables analyze the carrying amount and market value of our ownership of equity securities as of December 31, 2011, 2010 and 2009, respectively. Trading portfolio and investments in affiliated companies consolidated under the equity method are not included in the tables below because the amortized costs and fair values of these items are the same. See Note 10 to the Consolidated Financial Statements.

	As of December 31, 2011
	Amortized Cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES

AVAILABLE FOR SALE PORTFOLIO
Domestic	3,838	4,304	468	(2)
Equity listed	3,802	4,268	468	(2)
Equity unlisted	36	36	—	—
International	999	926	18	(91)
United States	601	591	2	(12)
Equity listed	41	29	—	(12)
Equity unlisted	560	562	2	—
Other countries	398	335	16	(79)
Equity listed	320	246	5	(79)
Equity unlisted	78	89	11	—

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,837	5,230	486	(93)

TOTAL EQUITY SECURITIES	4,837	5,230	486	(93)

TOTAL INVESTMENT SECURITIES	70,388	68,334	1,720	(3,774)

(1)

Fair values for listed securities are determined on the basis of their quoted values at the end of the year. Appraised values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

	As of December 31, 2010
	Amortized Cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES

AVAILABLE FOR SALE PORTFOLIO
Domestic	3,403	4,608	1,212	(7)
Equity listed	3,378	4,583	1,212	(7)
Equity unlisted	25	25	—	—
International	927	973	71	(25)
United States	605	662	56	—
Equity listed	11	13	1	—
Equity unlisted	594	649	55	—
Other countries	322	311	15	(25)
Equity listed	258	240	7	(25)
Equity unlisted	64	71	8	—

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,330	5,581	1,283	(32)

TOTAL EQUITY SECURITIES	4,330	5,581	1,283	(32)

TOTAL INVESTMENT SECURITIES	66,313	65,645	2,488	(3,157)

(1)

Fair values for listed securities are determined on the basis of their quoted values at the end of the year. Appraised values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

	As of December 31, 2009
	Amortized Cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES

AVAILABLE FOR SALE PORTFOLIO
Domestic	3,683	5,409	1,738	(12)
Equity listed	3,657	5,383	1,738	(12)
Equity unlisted	26	26	—	—
International	948	1,041	121	(28)
United States	641	737	104	(8)
Equity listed	16	8	—	(8)
Equity unlisted	625	729	104	—
Other countries	307	304	17	(20)
Equity listed	250	242	12	(20)
Equity unlisted	57	62	5	—

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,631	6,450	1,859	(40)

TOTAL EQUITY SECURITIES	4,631	6,450	1,859	(40)

TOTAL INVESTMENT SECURITIES	66,513	69,014	3,513	(1,012)

(1)

Fair values for listed securities are determined on the basis of their quoted values at the end of the year. Appraised values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

The following table analyzes the maturities of our debt investment and fixed income securities, excluding trading portfolio, by type and geographical area as of December 31, 2011.

	Maturity at One Year or Less		Maturity After One Year to Five Years		Maturity After Five Years to 10 Years		Maturity After 10 Years		Total
	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount
	(In Millions of Euros, Except Percentages)
DEBT SECURITIES

AVAILABLE-FOR-SALE PORTFOLIO
Domestic	1,391	3.1	14,661	3.3	3,481	4.5	3,989	5.3	23,522
Spanish Government and other government agency debt securities	860	3.6	12,196	3.3	2,986	4.7	3,230	5.7	19,271
Other debt securities	531	2.4	2,465	3.5	495	3.6	760	4.3	4,251
International	3,416	5.4	11,153	7.6	4,178	7.2	10,644	5.5	29,392
Mexico	356	8.3	3,687	6.1	933	6.8	14	8.1	4,991
Mexican Government and other government agency debt securities	300	5.9	3,684	6.0	923	6.9	—	—	4,906
Other debt securities	56	9.3	4	9.5	10	6.5	14	8.1	85

	Maturity at One Year or Less		Maturity After One Year to Five Years		Maturity After Five Years to 10 Years		Maturity After 10 Years		Total
	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount	Yield % (1)	Amount
	(In Millions of Euros, Except Percentages)
United States	245	1.0	581	4.0	804	4.1	5,733	5.6	7,363
U.S. Treasury and other U.S. government agencies debt securities	137	0.0	4	0.0	10	5.6	333	2.9	483
States and political subdivisions	10	6.3	76	6.3	147	6.4	304	7.0	537
Other debt securities	99	4.4	501	3.4	648	3.5	5,095	5.7	6,343
Other countries	2,814	4.2	6,886	8.9	2,441	8.4	4,898	5.0	17,038
Securities of other foreign Governments (2)	1,226	7.3	4,998	11.0	1,633	10.8	3,440	5.7	11,296
Other debt securities	1,588	3.3	1,888	4.4	808	3.8	1,458	4.5	5,742

TOTAL AVAILABLE-FOR-SALE	4,807	4.7	25,815	5.0	7,660	5.9	14,633	5.4	52,914

HELD-TO-MATURITY PORTFOLIO
Domestic	115	5.0	1,702	3.5	2,238	4.2	3,318	5.0	7,373
Spanish government	36	5.0	1,078	3.2	2,087	4.3	3,318	5.0	6,520
Other debt securities	78	5.0	624	4.0	151	3.8	—	—	853
International	82	4.6	2,635	5.4	811	4.1	54	4.6	3,582

TOTAL HELD-TO-MATURITY	196	4.9	4,337	4.6	3,050	4.2	3,372	4.9	10,955

TOTAL DEBT SECURITIES	5,003	4.7	30,151	4.9	10,710	5.4	18,005	5.3	63,869

(1)	Rates have been presented on a non-taxable equivalent basis.

(2)	Securities of other foreign Governments mainly include investments made by our subsidiaries in securities issued by the Governments of the countries where they operate.

Loans and Advances to Credit Institutions

As of December 31, 2011, our total loans and advances to credit institutions amounted to €26,012 million, or 4.4% of total assets. Net of our valuation adjustments, loans and advances to credit institutions amounted to €26,107 million as of December 31, 2011, or 4.4% of our total assets.

Loans and Advances to Customers

As of December 31, 2011, our total loans and leases amounted to €359,855 million, or 60.2% of total assets. Net of our valuation adjustments, loans and leases amounted to €351,900 million as of December 31, 2011, or 58.9% of our total assets. As of December 31, 2011 our loans in Spain amounted to €198,948 million. Our foreign loans amounted to €160,907 million as of December 31, 2011. For a discussion of certain mandatory ratios relating to our loan portfolio, see “—Business Overview—Supervision and Regulation—Liquidity Ratio” and “—Business Overview— Supervision and Regulation—Investment Ratio”.

Loans by Geographic Area

The following table analyzes, by domicile of the customer, our net loans and leases as of December 31, 2011, 2010 and 2009:

	As of December 31,
	2011	2010	2009
	(In Millions of Euros)
Domestic	198,948	210,102	203,529
Foreign
Western Europe	32,445	23,139	23,333
Latin America	81,205	70,497	61,298
United States	41,222	38,649	37,688
Other	6,035	4,823	5,239
Total foreign	160,907	137,108	127,558

Total loans and leases	359,855	347,210	331,087
Valuation adjustments	(7,955)	(8,353)	(7,645)

Total net lending	351,900	338,857	323,442

Loans by Type of Customer

The following table analyzes by domicile and type of customer our net loans and leases for each of the years indicated. The analyses by type of customer are based principally on the requirements of the regulatory authorities in each country.

	As of December 31,
	2011	2010	2009
	(In Millions of Euros)
Domestic
Government	25,372	23,542	20,559
Agriculture	1,526	1,619	1,722
Industrial	16,286	17,452	16,805
Real estate and construction	29,261	29,944	36,584
Commercial and financial	21,800	23,409	17,404
Loans to individuals(1)	85,207	91,730	87,948
Other	19,496	22,406	22,507

Total domestic	198,948	210,102	203,529

Foreign
Government	9,718	7,682	5,660
Agriculture	3,315	2,358	2,202
Industrial	20,931	19,126	25,993
Real estate and construction	21,728	25,910	19,183
Commercial and financial	33,948	22,280	23,310
Loans to individuals	53,856	44,138	38,540
Other	17,411	15,614	12,670

Total foreign	160,907	137,108	127,558

Total loans and leases	359,855	347,210	331,087

Valuation adjustments	(7,955)	(8,353)	(7,645)

Total net lending	351,900	338,857	323,442

(1)	Includes mortgage loans to households for the acquisition of housing.

The following table sets forth a breakdown, by currency, of our net loan portfolio for 2011, 2010 and 2009.

	As of December 31,
	2011	2010	2009
	(In Millions of Euros)
In euros	216,889	221,269	217,537
In other currencies	135,011	117,588	105,905

Total net lending	351,900	338,857	323,442

As of December 31, 2011, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €372 million, compared to €457 million as of December 31, 2010. Loans outstanding to the Spanish government and its agencies amounted to €25,372 million, or 7.1% of our total loans and leases as of December 31, 2011, compared to €23,542 million, or 6.78% of our total loans and leases as of December 31, 2010. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of December 31, 2011, excluding government-related loans, amounted to €20,448 million or approximately 5.7% of our total outstanding loans and leases. As of December 31, 2011 there did not exist any concentration of loans exceeding 10% of our total outstanding loans and leases, other than by category as disclosed in the chart above.

Maturity and Interest Sensitivity

The following table sets forth an analysis by maturity of our total loans and leases by domicile of the office that issued the loan and type of customer as of December 31, 2011. The determination of maturities is based on contract terms.

	Maturity
	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(In Millions of Euros)
Domestic
Government	10,428	7,959	6,985	25,372
Agriculture	603	579	344	1,526
Industrial	12,012	2,878	1,396	16,286
Real estate and construction	15,710	3,863	9,688	29,261
Commercial and financial	11,532	3,860	6,408	21,800
Loans to individuals	9,786	16,670	58,751	85,207
Other	12,190	4,515	2,791	19,496

Total Domestic	72,261	40,324	86,363	198,948

Foreign
Government	1,322	2,458	5,938	9,718
Agriculture	1,797	1,145	373	3,315
Industrial	10,485	6,273	4,173	20,931
Real estate and construction	7,444	7,748	6,536	21,728
Commercial and financial	16,245	14,654	3,049	33,948
Loans to individuals	6,860	14,457	32,539	53,856
Other	9,053	6,078	2,280	17,411

Total Foreign	53,206	52,813	54,888	160,907

Total Loans and Leases	125,467	93,137	141,251	359,855

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of December 31, 2011.

	Interest Sensitivity of Outstanding Loans and Leases Maturing in More Than One Year
	Domestic	Foreign	Total
	(In Millions of Euros)
Fixed rate	28,423	46,263	74,686
Variable rate	98,265	61,438	159,702

Total loans and leases	126,687	107,701	234,388

Loan Loss Reserve

For a discussion of loan loss reserves, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Allowance for loan losses” and Note 2.2.1) to the Consolidated Financial Statements.

The following table provides information, by domicile of customer, regarding our loan loss reserve and movements of loan charge-offs and recoveries for periods indicated.

	As of December 31,
	2011	2010	2009	2008(*)	2007(*)
	(In Millions of Euros, Except Percentages)
Loan loss reserve at beginning of period
Domestic	4,935	4,853	3,765	2,899	1,666
Foreign	4,539	3,952	3,740	3,088	2,690

Total loan loss reserve at beginning of period	9,473	8,805	7,505	5,987	4,356

Loans charged off
Government and other Agencies	—	—	—	—	—
Real estate and loans to individuals and other	(1,822)	(1,719)	(936)	(639)	(361)
Commercial and financial	(155)	(56)	(30)	(16)	(7)
Total domestic	(1,977)	(1,774)	(966)	(655)	(368)
Total foreign(1)	(2,062)	(2,628)	(2,876)	(1,296)	(928)

Total loans charged off	(4,039)	(4,402)	(3,842)	(1,951)	(1,296)

Provision for possible loan losses
Domestic	2,229	2,038	3,079	2,110	1,718
Foreign	2,299	2,778	2,307	2,035	1,321

Total provision for possible loan losses	4,528	4,816	5,386	4,145	3,039

Acquisition and disposition of subsidiaries	305	—	—	—	250
Effect of foreign currency translation	(123)	344	(29)	(487)	(420)
Other	(674)	(90)	(216)	(189)	58

Loan loss reserve at end of period
Domestic	4,714	4,935	4,853	3,765	2,899
Foreign	4,755	4,539	3,952	3,740	3,088
Total loan loss reserve at end of period	9,470	9,473	8,805	7,505	5,987
Loan loss reserve as a percentage of total loans and receivables at end of period	2.5%	2.6%	2.5%	2.0%	1.8%
Net loan charge-offs a percentage of total loans and receivables at end of period	1.1%	1.2%	1.1%	0.5%	0.4%

(*)	Restated to comply with IFRS-IASB.

(1)

Loans charged off in 2011 include €1,794 million related to real estate loans and loans to individuals and others, €267 million related to commercial and financial loans and €1 million related to loans to governmental and non-governmental agencies. Loans charged off in 2011 include €1,847 million related to real estate loans and loans to individuals and others, €776 million related to commercial and financial loans and €5 million related to loans to governmental and non-governmental agencies.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

The loans charged off amounted to €4,039 million as of December 31, 2011 compared to €4,402 million as of December 31, 2010. The decrease was primarily due to a decrease in loans charged off in foreign countries.

Our loan loss reserves as a percentage of total loans and leases decreased to 2.5% as of December 31, 2011 from 2.6% as of December 31, 2010, principally due to an increase in loans and leases, mainly in South America, and as a result of the incorporation of Garanti, while provisions remained stable.

Substandard Loans

As described in Note 2.2.1) to the Consolidated Financial Statements, loans are considered to be impaired loans when there are reasonable doubts that the loans will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions.

Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet repaid. The approximate amount of interest income on our substandard loans which was included in net income attributed to parent company in 2011, 2010, 2009, 2008 and 2007 was €203.4 million, €203.5 million, €192.3 million, €149.7 million and €158.3 million, respectively.

The following table provides information regarding our substandard loans, by domicile and type of customer, as of the dates indicated:

	As of December 31,
	2011	2010	2009	2008(*)	2007(*)
	(In Millions of Euros, Except Percentages)
SUBSTANDARD LOANS

Domestic	11,043	10,954	10,973	5,562	1,551
Public sector	130	111	61	79	116
Other resident sector	10,913	10,843	10,912	5,483	1,435
Foreign	4,642	4,518	4,338	2,979	1,814
Public sector	6	12	25	20	57
Non-resident sector	4,637	4,506	4,313	2,959	1,757
Total Substandard loans	15,685	15,472	15,311	8,541	3,366
Total loan loss reserve	(9,470)	(9,473)	(8,805)	(7,505)	(5,987)
Substandard loans net of reserves	6,214	5,999	6,506	1,036	(2,621)

(*)	Restated to comply with IFRS-IASB. See “Item 3. Key information—Selected Consolidated Financial Data—Restatement”.

Our total substandard loans amounted to €15,685 million as of December 31, 2011, a 1.4% increase compared to €15,472 million as of December 31, 2010.

As mentioned in Note 2.2.1 to the Consolidated Financial Statements, our loan loss reserve includes loss reserve for impaired assets and loss reserve for not impaired assets but which present an inherent loss. As of December 31, 2011, the loss reserve for impaired assets amounted to €6,378 million, a 5.6% decrease compared to €6,753 million as of December 31, 2010. As of December 31, 2011, the loss reserve for not impaired assets amounted to €3,091 million, a 13.6% increase compared to €2,720 million as of December 31, 2010 due to the incorporation of Garanti and the increase of loans and receivables in South America.

The following table provides information, by domicile and type of customer, regarding our substandard loans and the loan loss reserves to customers taken for each substandard loan category, as of December 31, 2011.

	Substandard Loans	Loan Loss Reserve	Substandard Loans as a percentage of Loans in Category
	(In Millions of Euros)
Domestic
Government	130	(4)	0.5%
Credit institutions	—	—	—
Other sectors	10,912	(4,191)	6.3%
Agriculture	129	(42)	8.5%
Industrial	751	(374)	4.6%
Real estate and construction	5,473	(2,094)	18.7%
Commercial and other financial	1,114	(518)	5.1%
Loans to individuals	2,833	(748)	3.3%
Other	612	(414)	3.1%

Total Domestic	11,042	(4,195)	5.5%

Foreign
Government	6	(6)	0.1%
Credit institutions	32	(19)	0.1%
Other sectors	4,605	(2,159)	3.0%
Agriculture	180	(89)	5.4%
Industrial	163	(110)	0.8%
Real estate and construction	1,611	(369)	7.4%
Commercial and other financial	884	(671)	2.6%
Loans to individuals	1,580	(773)	2.9%
Other	187	(147)	1.1%

Total Foreign	4,643	(2,184)	2.5%

General reserve	—	(3,091)	—

Total substandard loans	15,685	(9,470)	4.1%

Potential Problem Loans

The identification of “Potential problem loans” is based on the analysis of historical delinquency rates trends, categorized by products/clients and geographical locations. This analysis is focused on the identification of portfolios with delinquency rates higher than our average delinquency rates. Once these portfolios are identified, we segregate such portfolios into groups with similar characteristics based on the activities to which they are related, geographical location, type of collateral, solvency of the client and loan to value ratio.

The delinquency rate in our domestic real estate and construction portfolio was 18.7% as of December 31, 2011, substantially higher than the average delinquency rate for all of our domestic activities (5.5%) and the average delinquency rate for all of our consolidated activities (4.0%) as of such date. Within such portfolio, construction loans and property development loans (which exclude mainly infrastructure and civil construction) had a delinquency rate of 20.9% as of such date. Given such delinquency rate, we performed an analysis in order to define the level of loan provisions attributable to these loan portfolios (see Note 2.2.1 to our Consolidated Financial Statements). The table below sets forth additional information on our “Potential problem loans” and domestic substandard loans as of December 31, 2011:

	Book Value	Allowance for Loan Losses	% of Loans in Each Category to Total Loans to Customers
	(In Millions of Euros, Except Percentages)
Domestic(1)
Substandard loans	3,743	1,123	1.0%
Potential problem loans	2,052	318	0.6%

(1)	Potential problem loans outside of Spain as of December 31, 2011 were not significant.

Foreign Country Outstandings

The following table sets forth, as of the end of the years indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of December 31, 2011, December 31, 2010 and December 31, 2009. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico and United States.

	2011		2010		2009
	Amount	% of Total Assets	Amount	% of Total Assets	Amount	% of Total Assets
	(In Millions of Euros, Except Percentages)
United Kingdom	6,258	1.1%	5,457	1.0%	6,619	1.2%
Mexico	1,885	0.3%	2,175	0.4%	3,218	0.6%
Other OECD	7,521	1.3%	5,674	1.0%	5,761	1.1%

Total OECD	15,664	2.6%	13,306	2.4%	15,598	2.9%
Central and South America	3,161	0.5%	3,074	0.6%	3,296	0.6%
Other	4,568	0.8%	5,411	1.0%	4,657	0.8%

Total	23,393	3.9%	21,791	3.9%	23,551	4.4%

The following table sets forth the amounts of our cross-border outstandings as of December 31 of each year indicated by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets.

	Governments	Banks and Other Financial Institutions	Commercial, Industrial and Other	Total
	(In Millions of Euros)
As of December 31, 2011
Mexico	31	210	1,644	1,885
United Kingdom	—	4,145	2,113	6,258

Total	31	4,355	3,757	8,143

	Governments	Banks and Other Financial Institutions	Commercial, Industrial and Other	Total
	(In Millions of Euros)
As of December 31, 2010
Mexico	51	1	2,123	2,175
United Kingdom	—	4,078	1,379	5,457

Total	51	4,079	3,502	7,632

As of December 31, 2009
Mexico	3	3	3,212	3,218
United Kingdom	—	4,933	1,686	6,619

Total	3	4,936	4,898	9,837

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

The following table shows the minimum required reserves with respect to each category of country for BBVA’s level of coverage as of December 31, 2011.

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

Our exposure to borrowers in countries with difficulties (the last four categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €340 million, €311 million and €321 million as of December 31, 2011, 2010 and 2009, respectively. These figures do not reflect loan loss reserves of 13.2%, 11.6%, and 30.5% respectively, against the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of December 31, 2011 did not in the aggregate exceed 0.1% of our total assets.

The country-risk exposures described in the preceding paragraph as of December 31, 2011, 2010 and 2009 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of December 31, 2011, 2010 and 2009 amounted to $58 million, $44 million and $14 million, respectively (approximately €45 million, €33 million and €10 million, respectively, based on a euro/dollar exchange rate on December 31, 2011 of $1.00 = €0.77, on December 31, 2010 of $1.00 = €0.75, and on December 31, 2009 of $1.00 = €0.69).

LIABILITIES

Deposits

The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated, disregarding any valuation adjustments and accrued interest.

	As of December 31, 2011
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total domestic	124,929	24,570	9,230	158,729
Foreign
Western Europe	37,136	8,098	27,547	72,781
Latin America	79,792	228	14,912	94,932
United States	37,199	241	6,318	43,757
Other	1,925	—	1,040	2,965
Total foreign	156,052	8,566	49,817	214,435

Total	280,981	33,136	59,047	373,164

	As of December 31, 2010
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total domestic	133,033	2,779	8,867	144,679
Foreign
Western Europe	24,120	7,205	22,626	53,951
Latin America	72,015	96	14,758	86,869
United States	42,495	364	6,839	49,698
Other	3,178	543	3,855	7,576
Total foreign	141,808	8,208	48,078	198,094

Total	274,841	10,987	56,945	342,773

	As of December 31, 2009
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total domestic	97,023	15,352	7,692	120,067
Foreign
Western Europe	22,199	3,945	20,472	46,616
Latin America	63,027	423	11,857	75,307
United States	67,986	948	6,572	75,506
Other	3,148	428	2,352	5,928
Total foreign	156,360	5,744	41,253	203,357

Total	253,383	21,096	48,945	323,424

For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 23 to the Consolidated Financial Statements.

As of December 31, 2011, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 (approximately €77,083 considering the noon buying rate as of December 30, 2011) or greater was as follows:

	As of December 31, 2011
	Domestic	Foreign	Total
	(In Millions of Euros)
3 months or under	6,195	29,241	35,437
Over 3 to 6 months	6,553	4,076	10,629
Over 6 to 12 months	9,054	5,086	14,140
Over 12 months	9,839	5,793	15,632

Total	31,641	44,197	75,838

Time deposits from Spanish and foreign financial institutions amounted to €32,859 million as of December 31, 2011, substantially all of which were in excess of $100,000 (approximately €77,083 considering the noon buying rate as of December 31, 2011).

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of December 31, 2011, 2010 and 2009, see Note 23 to the Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of December 31, 2011, 2010 and 2009.

	2011		2010		2009
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(In Millions of Euros, Except Percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills)
As of December 31	59,738	2.1%	39,587	2.0%	26,171	2.4%
Average during year	49,670	2.0%	31,056	2.2%	30,811	2.7%
Maximum quarter-end balance	59,738	—	39,587	—	28,849	—
Bank promissory notes
As of December 31	2,362	1.8%	13,215	0.9%	29,578	0.5%
Average during year	9,582	1.2%	24,405	0.6%	27,434	1.3%
Maximum quarter-end balance	14,300	—	28,937	—	30,919	—
Bonds and Subordinated debt
As of December 31	11,736	3.9%	11,041	2.6%	13,236	2.5%
Average during year	11,945	4.0%	10,825	3.2%	14,820	3.2%
Maximum quarter-end balance	15,738	—	13,184	—	15,609	—

Total short-term borrowings as of December 31	73,835	2.3%	63,844	1.9%	68,985	1.6%

Return on Equity

The following table sets out our return on equity ratios:

	As of or for the Year Ended December 31,
	2011	2010	2009
	(In Percentages)
Return on equity(1)	8.0	15.8	16.0
Return on assets(2)	0.6	0.9	0.9
Dividend pay-out ratio(3)	37.4	23.4	37.4
Equity to assets ratio(4)	6.8	5.9	5.5

(1)	Represents net income attributed to parent company for the year as a percentage of average stockholder’s funds for the year.

(2)	Represents net income attributed to parent company as a percentage of average total assets for the year.

(3)

Represents dividends declared by BBVA (including the cash remuneration paid under the “Dividendo Opción” scheme) as a percentage of net income attributed to parent company. This ratio does not take into account the non-cash remuneration paid by BBVA under the “Dividendo Opción” scheme (in the form of BBVA shares or ADSs). See “—Business Overview—Supervision and Regulation—Dividends” and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends”.

(4)	Represents average total equity over average total assets.

F. Competition

The commercial banking sector in Spain has undergone significant consolidation. In the majority of the markets where we provide financial services, the Banco Santander Group is our largest competitor, but the restructuring process that it is taking place is expected to increase the size of certain banks, such as Bankia (an integration of seven regional saving banks, led by Caja Madrid and Bancaja) and La Caixa.

We face strong competition in all of our principal areas of operations. The deregulation of interest rates on deposits in the past decade led to increased competition for large demand deposits in Spain and the widespread promotion of interest-bearing demand deposit accounts and mutual funds. The Bank of Spain, through its Circular 3/2011, of June 30, required that a higher contribution be made to the FGD in connection with deposits the remuneration of which exceeded certain thresholds dependent on the evolution of the Euribor. However, this new requirement only had a temporary effect on the moderation of interest rates.

Former Spanish savings banks, many of which have become banks and received financial or other support from the Spanish government, and money market mutual funds provide strong competition for savings deposits, particularly in the context of increasing interest rates of term deposits, which form an important part of our deposit base, and, in the case of savings banks, for other retail banking services. Credit cooperatives, which are active principally in rural areas, where they provide savings bank and loan services and related services such as the financing of agricultural machinery and supplies, are also a source of competition. In Spain, competition distortions in the term deposits market have intensified, and this situation is expected to continue due to the liquidity needs of some financial institutions, which are offering high interest rates.

The entry of on-line banks into the Spanish banking system has increased competition, mainly in customer funds businesses such as deposits. Insurance companies and other financial services firms also compete for customer funds. In addition, the high interest rates offered by Spanish public debt has made it a strong competitor to deposits. Like the commercial banks, savings banks, insurance companies and other financial services firms are expanding the services offered to consumers in Spain. We face competition in mortgage loans from saving banks and, to a lesser extent, cooperatives.

The EU Directive on Investment Services took effect on December 31, 1995. The EU Directive permits all brokerage houses authorized to operate in other member states of the EU to carry out investment services in Spain. Although the EU Directive is not specifically addressed to banks, it affects the activities of banks operating in Spain. Besides, several initiatives have been implemented recently in order to facilitate the creation of a Pan-European financial market. For example, SEPA (Single Euro Payments Area) is a major project which aims at replacing all existing payment systems—organized by the Member States with new, Pan-Euro systems and it is currently being implemented and the MiFID project (Markets in Financial Instruments Directive) aims to create a European framework for investment services.

Following the recent financial turmoil, a number of banks have disappeared or have been absorbed by other banks. The trend indicates that this will continue in the future, with a number of mergers and acquisitions between financial entities. In Spain, Royal Decree-Law 2/2012, of February 3, represents an additional step in the reform of the Spanish financial system which, with the purpose of achieving a stronger banking sector, is expected to intensify this process. In the U.S., the government has already facilitated the purchase of troubled banks by other competitors, and European governments, including the Spanish government, have expressed their willingness to facilitate these types of operations.

In the United States, where we operate through BBVA Compass, the competitive landscape has also been significantly affected by the financial crisis. The U.S. banking industry has experienced significant impairment on its assets in 2009, 2010 and 2011, which will result in continuing losses in select product categories and slow loan growth. Data published by the Federal Deposit Insurance Corporation’s (FDIC) in the Quarterly Banking Profile for the third quarter of 2011 suggests that the total delinquency rate for commercial banks declined slightly, but that net interest income declined for the third straight quarter. While commercial real estate delinquency declined from 7.1% in the third quarter of 2010 to 6.8% in the third quarter of 2011, residential delinquency declined only from 10.2%

to 10.1% over such period, a level that is still stressed. Domestic loan levels at commercial banks generally declined as banks continued to progress in deleveraging. According to the FDIC Quarterly Banking Profile for the third quarter of 2011, the delinquency rates for both commercial real estate (CRE) and residential loans remains elevated. Our forecasts for the charge-off on CRE and residential loans suggest both will continue to improve through 2012 and 2013. We believe that improvement in banks’ asset quality is dependent on the evolution of the real estate market, while consumer and commercial and industrial charge-offs and delinquencies are closer to normal ranges.

In Mexico, where we operate through BBVA Bancomer, the banking industry remained solvent throughout the financial crisis. Total bank credit registered an annual growth rate in 2011 of 12.7% (9.1% in real terms), with an estimated annual growth rate for 2012 of 13.5% (9.6% in real terms). We believe that these projections will materialize only if economic growth is positive and sustained.

In Mexico, changes in banking regulation could have a significant potential impact on competition. Rules to limit loans to firms within a certain financial group (préstamos relacionados) were adopted in March 2011. Such limits will impact some small banks of the system with strong connections with retail stores (for example, Inbursa and Banco Azteca). In addition, authorities have strengthened the measures to improve transparency and information about financial services by enacting new legislation that gives more powers to the central bank (Banco de México) to regulate interest rates and bank fees. It also gives more powers to the financial services consumer protection agency (Comisión Nacional para la Defensa de los Usuarios de los Servicios Financieros, Condusef) to set information requirements for bank account statements, product publicity, and contracts, and to improve financial education. The consolidation and restructuring of some non-banking financial intermediaries (Sofoles) will imply that some of them will go out of business or be acquired. Along these lines, the mortgage subsidiary of BBVA-Bancomer (Hipotecaria Nacional) acquired the portfolio of certain Sofoles in 2010.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The outlook for the global economy worsened over the last few months of 2011, driven mainly by lower than expected economic growth mainly in developed economies; the aggravation of the sovereign debt crisis in Europe, that has turned more systemic; the intensification of the connection between sovereign concerns and concerns over the health of the European financial system; and the increase of financial market volatility, triggered by higher global risk aversion, and spilling over to most risky assets and emerging economies for the first time since 2009.

In 2011, uncertainty and risks in the global economy increased due to renewed financial turmoil, particularly in Europe as a result of the doubts regarding the fiscal consolidation process in some countries. Europe is starting to experience the effects of persistently high financial tensions since September 2011, given the lack of substantial progress in the resolution of the sovereign and financial crisis (see Note 7.1.5 to the Consolidated Financial Statements for information concerning our sovereign exposure). On the other hand, the slowdown in emerging economies, apart from headwinds coming from developed economies, is partly the result of deliberate monetary policy tightening until the first half of 2011, designed to avoid overheating in their respective economies.

After a relatively good performance in the subprime and liquidity crises in 2009, the Spanish economy suffered the consequences of the peripheral sovereign crisis in 2010. The Greek, Irish and Portuguese rescue programs have spread doubts about the Spanish economy. Financial stress in

Europe has increased the cost of financing of governments and financial institutions which, in some cases, have lost the access to international funding. As a result of this continued contraction, economic conditions and employment in Spain could deteriorate further in 2012. Our Economic Research Department estimates that the Spanish economy will shrink in terms of gross domestic product in 2012, with an estimated negative growth rate of 1.3%. Growth forecasts for the Spanish economy could be further revised downwards if measures adopted in response to the economic crisis are not as effective as expected.

In Europe, despite the concerns referred to above, recent data seems to point to a more balanced growth with a larger contribution of domestic demand, while net exports remains the key driver of economic growth. However, the loss of momentum in global growth now adds more uncertainty to the sustainability of the recovery, not only in the periphery but also in some core countries such as Germany. The sovereign debt crisis in Europe intensified since August 2011, and spilled into funding pressures in the financial sector. Financial tensions in Europe continue at levels higher than after the fall of Lehman Brothers in 2008. This, together with the effect of fiscal adjustment in peripheral countries, imply a downward revision of growth projections for Europe, which are -0.5% for 2012, with a slow rebound in 2013. Nonetheless, it is important to note that these projections depend on a fast resolution of the crisis and a notable reduction of financial stress, to avoid a sharper effect on growth. The difference between the performance of core countries and the periphery in Europe will continue to be large, partly because of the large fiscal adjustment in the latter.

We expect that the U.S. will show resilience in 2012, with an estimated annual growth rate of 2.3% in 2012 and 2.2% in 2013. However, this recovery is expected to be weaker than in historic post-recession cycles, and may be affected by the risks emanating from Europe and the domestic risk of high policy uncertainty, including a possible massive fiscal tightening in 2013 (as tax cuts expire and automatic spending cuts related to the debt ceiling limit agreement are implemented automatically). In addition, weak housing conditions, tight credit markets and ongoing deleverage will limit the pace of consumption growth. All in all, there are more risks to the downside than to the upside in the U.S.

Perspectives on the Mexican economy’s performance deteriorated throughout 2011, particularly toward the end of the year. The analysts’ consensus points to 2012 seeing Mexican GDP growth of around 3.1% (3.3% according to BBVA Research). Mexico is far from the source of the uncertainties affecting Europe, but negative spillover effects cannot be ruled out if sustained increases in the global risk premium continue and if the impact of European financial tensions in the U.S. results in a reduced demand of Mexican goods compared to 2011.

We believe emerging economies are heading for a soft landing, buttressed by strong domestic demand. The high confidence level has allowed domestic demand in emerging economies to hold up well, even as some of the effects of increased global risk aversion are felt in the financial markets in the region, through lower capital inflows, some impact on trade finance, reduced asset prices and lower exchange rates. In Latin America, inflation has increased in recent months in most countries. In China, overheating concerns have diminished while latest activity indicators show an increasing deceleration, which is still consistent with a soft-landing scenario. GDP growth for the fourth quarter of 2011 beat expectations (8.9% year-on-year compared to 9.1% year-on-year in the third quarter of 2011), underpinned by exports which, while slowing, are still high. This has helped ease fears of a hard landing by the Chinese economy, which would drag down the rest of Asia. In Turkey, the current account deficit has widened rising concerns about its vulnerability to a sudden stop of capital flows. Concerns are focused on the growth of trade partners, given Turkey’s external reliance on European demand.

In addition, one of Turkey’s challenges lies in the labor market situation, with a high unemployment rate (which is currently above 10%), affecting especially young people (with an unemployment rate of 25%).

Critical Accounting Policies

The Consolidated Financial Statements as of and for the years ended December 31, 2011, 2010 and 2009 were prepared by the Bank’s directors in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, and in compliance with IFRS-IASB, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Group’s equity and financial position as of and for the years ended December 31, 2011, 2010 and 2009, and the results of its operations and the consolidated cash flows in 2011, 2010 and 2009. The Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group. (See Note 2.2 to the Consolidated Financial Statements).

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

Although these estimates were made on the basis of the best information available as of December 31, 2011, 2010 and 2009, respectively, on the events analyzed, events that take place in the future might make it necessary to revise these estimates (upwards or downwards) in coming years.

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

Goodwill in consolidation

Pursuant to the new IFRS 3, the positive difference on the date of a business combination between the sum of the fair value of the price paid, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired entity, on one hand, and the fair value of the assets acquired and liabilities assumed, on the other hand, is recorded as goodwill on the asset side of the balance sheet. Goodwill represents the future economic benefits from assets that cannot be individually identified and separately recognized. Goodwill is not amortized and is subject periodically to an impairment analysis. Any impaired goodwill is written off.

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

See Notes 2.2.7 and 2.2.8 to the Consolidated Financial Statements, which contains a summary of our significant accounting policies related to goodwill.

As mentioned in Note 20.1 to the Consolidated Financial Statements, the Group has performed the goodwill impairment test as of December 31, 2011, 2010 and 2009.

The results from each of these tests on the dates mentioned were as follows:

As of December 31, 2011, impairment losses of €1,444 million have been estimated in the United States CGU which have been recognized under “Impairment losses on other assets (net)—Goodwill and other intangible assets” in the consolidated income statement for 2011. This loss is the result of a downward revision of the cash flows projections estimated for this CGU, as a result of the following factors:

•

the economic recovery is slower than expected and demand for loans is lower than forecasted; this, together with a low interest rate forecast imply a bigger than expected slowdown in net interest income growth; and

•

growing regulatory pressure, with the implementation of new regulations, will imply lower than expected fee income, mainly related to the use of credit cards, while operating costs will rise with respect to our initial expectations.

Both the U.S. CGU’s fair values and the fair values assigned to its assets and liabilities are based on the estimates and assumptions that the Group’s management has deemed most likely given the circumstances. However, some changes to the valuation assumptions used could result in differences in the impairment test result. If the discount rate had increased or decreased by 50 basis points, the difference between the carrying amount and its recoverable amount would have increased or decreased by up to €585 million and €671 million, respectively, as of December 31, 2011. If the growth rate had increased or decreased by 50 basis points, the difference between the carrying amount and its recoverable amount would have increased or decreased by €517 million and €452 million, respectively, as of such date.

As of December 31, 2010, there were no impairment losses on the goodwill recognized in the Group’s CGUs, except for an insignificant impairment on the goodwill of the Spain CGU, related to the impairment on the investments in Rentrucks, Alquiler y Servicios de Transportes, S.A. and in BBVA Finanzia SpA (of €9 million and €4 million, respectively).

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

As of December 31, 2009, impairment losses of €1,097 million were estimated in the United States CGU which were recognized under “Impairment losses on other assets (net)—Goodwill and other intangible assets” in the consolidated income statement for 2009 (see Note 50 to the Consolidated Financial Statements). The impairment loss of this unit was attributed to the significant decline in economic and credit conditions in the states in which the Group operates in the United States. The valuations were verified by an independent expert, not related to the Group’s external auditor.

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

Allowance for loan losses

As we describe in Note 2.2.1 to the Consolidated Financial Statements, a loan is considered to be an impaired loan and, therefore, its carrying amount is adjusted to reflect the effect of its impairment when there is objective evidence that events have occurred which give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged. The potential impairment of these assets is determined individually or collectively.

Losses determined collectively are calculated using statistical procedures and are deemed equivalent to the portion of losses incurred on the date that the consolidated financial statements are prepared that has yet to be allocated to specific transactions.

The Group uses historic statistical data in its internal ratings models (“IRBs”), which were approved by the Bank of Spain for some portfolios in 2009, albeit only for the purpose of estimating regulatory capital under Basel II. It uses these internal models to calculate the economic capital required in its activities and uses the expected loss concept to quantify the cost of credit risk for incorporation in its calculation of the risk-adjusted return on capital of its operations.

These models allow us to estimate the expected loss of the credit risk of each portfolio during the one-year period after the relevant reporting date, taking into consideration the characteristics of the counterparty and the guarantees and collateral associated with the transactions.

The expected loss is calculated taking into account three factors: exposure at default, probability of default and loss given default.

•	Exposure at default (“EAD”) is the amount of risk exposure at the date of default by the counterparty.

•

Probability of default (“PD”) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction. PD is measured using a time horizon of one year (i.e. it quantifies the probability of the counterparty defaulting in the coming year). The definition of default used includes amounts past due by 90 days or more and in cases where there is no default but there are doubts as to the solvency of the counterparty. We assign a PD of 100% where there is a default.

•

Loss given default (“LGD”) is the loss arising in the event of default. It depends mainly on the characteristics of the counterparty and the valuation of the guarantees and collateral associated with the related transaction.

Once the PD is calculated, our models estimate the allowance for loan losses taking into account the LGD, according to the criteria set forth above. In order to calculate the LGD at each balance sheet date, we evaluate the estimated cash flows from the sale of the collateral by estimating its sale price (in the case of real estate collateral, we take into account declines in property values which could affect the value of such collateral, mainly in Spain) and its estimated cost of sale. In the event of a default, we become contractually entitled to the property at the end of the foreclosure process or when purchased from borrowers in distress, and recognize the collateral at its fair value. After the initial recognition of these non-current assets classified as held for sale or inventories, respectively, they are measured at the lower of their carrying amount and their fair value less their estimated cost of sale.

The calculation of the expected loss also takes into account the “business cycle adjustment” of these factors, particularly PD and LGD. This is a means of establishing a measure of risk that goes beyond the time of its calculation so as to capture representative information of the behavior of a given portfolio over a complete economic cycle. We implemented a methodology which complies with IFRS-IASB and is consistent with the Bank of Spain’s requirements for the determination of the level of provisions required to cover incurred losses.

The methodology for calculating the allowance for losses determined collectively seeks to identify the amounts of losses which, although incurred at the reporting date, have not yet been allocated to specific transactions and which the Group knows, on the basis of historical experience and other specific information, will arise following the reporting date.

The calculation of the incurred but not reported loss adjusts the expected loss taking into account two parameters:

•	The point-in-time parameter, which is an adjustment to eliminate the through-the-cycle component of the expected loss.

•

The loss identification period (“LIP”), which is the time period between the occurrence of a specific impairment event and objective evidence of impairment becoming apparent on an individual basis—that is, the time between the loss event and the date on which we identify its occurrence.

However, the Bank of Spain requires that the calculation of the allowance for collective losses incurred must also be calculated based on the information provided by the Bank of Spain until the Spanish regulatory authority has verified and approved these internal models.

For the years ended December 31, 2011, 2010 and 2009, there is no material difference in the amount of allowances for loan losses calculated in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and IFRS-IASB.

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

Cybersecurity and fraud management

The BBVA Group has established computer security controls to prevent and mitigate potential computer attacks that may materially affect the Group’s results. These controls are part of the risk assessment and mitigation system established in our corporate operational risk and internal control structure in order to ensure compliance with the Sarbanes-Oxley Act, with a view to guaranteeing the proper identification and effective control of such risks. In the implementation, audit and review of such controls we have identified no material risk to our operations, owing to the effective mitigation of such risk as such security controls have provided.

We have divided identified risks into two categories distinguishing between risks that may affect the availability of our computer systems and their supporting processes and risks that may affect the confidentiality and integrity of the information processed by such systems.

Risks related to lack of availability are managed and mitigated through our Business Continuity Plans and our Systems Continuity Plans.

We have 126 Business Continuity Plans in operation across 25 countries. A number of such plans have been activated during the past year as a result of recent tornados and floods in the south of the United States, Mexico, Colombia and Venezuela, an earthquake in Lorca (Spain) and volcanic emissions in Patagonia (Argentina).

The European Union Critical Infrastructure Protection Directive was incorporated into Spanish law in 2011. We believe that BBVA is fully prepared to fulfill any possible obligations and requirements set forth therein.

The risks identified that may affect the confidentiality and integrity of our information are managed and mitigated within the programs established throughout the BBVA Group in our respective Information security master plans. These plans are designed to mitigate prospective risks through a security model that includes Identity Management, Security Architectures, Monitoring Systems and Incident Management.

We believe that the services outsourced by the BBVA Group are not exposed to material cyber security risks.

The BBVA Group has not undergone any security incidents which individually or in the aggregate can be considered material.

For the type of business and operations carried out by the BBVA Group, we have identified no cyber security incident related risks that could remain undetected for an extended period of time and represent a material risk. Moreover, and with regard to any possible banking-related cyber security risks which might affect the Group, there is no public evidence of incidents occurring within the financial sector which might represent a material risk to the Group.

In 2011, fraud management in the various businesses segments and geographical areas has been focused primarily on fraud prevention and early detection of alerts through the use of technology. The Group has undertaken development of new projects for risk management efficiency improvements that will be executed in 2012.

A. Operating Results

Factors Affecting the Comparability of our Results of Operations and Financial Condition

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivars fuerte and New Peruvian Soles. For example, if Latin American currencies and the U.S. dollar depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same or improved relative to the prior period. Accordingly, declining exchange rates may limit the ability of our results of operations, stated in euro, to fully describe the performance in local currency terms of our subsidiaries. By contrast, the appreciation of Latin American currencies and the U.S. dollar against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. We are also exposed to fluctuations of the Turkish lira and the Chinese yuan, as a result of our investments in Garanti and CIFH and CNCB, respectively.

The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Consolidated Financial Statements. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar, the Turkish lira and the Chinese yuan against the euro, expressed in local currency per €1.00 for 2011, 2010 and 2009 and as of December 31, 2011, 2010 and 2009 according to the European Central Bank (“ECB”).

	Year Ended December 31,
	Average Exchange Rates			Period-end Exchange Rates
	2011	2010	2009	2011	2010	2009
Mexican peso	17.29	16.75	18.80	18.05	16.55	18.92
U.S. dollar	1.39	1.33	1.39	1.29	1.34	1.44
Argentine peso	5.75	5.27	5.26	5.57	5.49	5.56
Chilean peso	672.04	675.68	777.60	674.76	625.39	730.46
Colombian peso	2,570.69	2,518.89	2,976.19	2,512.56	2,557.54	2,941.18
Peruvian new sol	3.83	3.75	4.19	3.49	3.75	4.16
Venezuelan bolivar	5.98	5.63	3.00	5.56	5.74	3.09
Turkish lira	2.34	2.00	2.16	2.44	2.07	2.15
Chinese yuan	8.99	8.97	9.53	8.16	8.82	9.84

During 2011, the Mexican peso depreciated, as to a lesser extent did the Argentinean peso. The Chilean peso appreciated against the euro on average terms but depreciated year-on-year as of December 31, 2011. In contrast, there was a year-on-year appreciation in the U.S. dollar as of December 31, 2011 (though there was a depreciation of the U.S. dollar on average terms), as there was with the rest of the key Latin American currencies, the Turkish lira and the Chinese yuan. Overall, the effect of the exchange rates on the year-on-year comparison of the Group’s income statements and balance sheet is negative.

BBVA Group Results of Operations for 2011 Compared to 2010

The changes in the Group’s consolidated income statements for 2011 and 2010 were as follows:

	Year Ended December 31,
	2011	2010	2011/2010
	(In Millions of Euros)		(in %)
Interest and similar income	24,188	21,134	14.5
Interest expense and similar charges	(11,028)	(7,814)	41.1

Net interest income	13,160	13,320	(1.2)

Dividend income	562	529	6.2
Share of profit or loss of entities accounted for using the equity method	600	335	79.1
Fee and commission income	5,618	5,382	4.4
Fee and commission expenses	(1,058)	(845)	25.2
Net gains (losses) on financial assets and liabilities	1,114	1,441	(22.7)
Net exchange differences	365	453	(19.4)
Other operating income	4,247	3,543	19.9
Other operating expenses	(4,042)	(3,248)	24.4

Gross income	20,566	20,910	(1.6)

Administration costs	(9,104)	(8,207)	10.9
Personnel expenses	(5,311)	(4,814)	10.3
General and administrative expenses	(3,793)	(3,393)	11.8
Depreciation and amortization	(847)	(761)	11.3
Provisions (net)	(510)	(482)	5.8
Impairment losses on financial assets (net)	(4,226)	(4,718)	(10.4)

Net operating income	5,879	6,742	(12.8)

	Year Ended December 31,
	2011	2010	2011/2010
	(In Millions of Euros)		(in %)
Impairment losses on other assets (net)	(1,885)	(489)	285.5
Gains (losses) on derecognized assets not classified as non-current assets held for sale	46	41	12.2
Negative goodwill	—	1	(100.0)
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(270)	127	n.m. (1)

Income before tax	3,770	6,422	(41.3)

Income tax	(285)	(1,427)	(80.0)
Income from continuing transactions	3,485	4,995	(30.2)

Income from discontinued transactions (net)	—	—	0.0
Net income	3,485	4,995	(30.2)

Net income attributed to parent company	3,004	4,606	(34.8)
Net income attributed to non-controlling interests	481	389	23.7

(1)	Not meaningful.

The changes in our consolidated income statements for 2011 and 2010 were as follows:

Net interest income

The following table summarizes the principal components of net interest income for 2011 compared to 2010.

	Year Ended December 31,
	2011	2010	2011/2010
	(In Millions of Euros)		(in %)
Interest income	24,188	21,134	14.5
Interest expense	(11,028)	(7,814)	41.1
Net interest income	13,160	13,320	(1.2)

Net interest income decreased 1.2% to €13,160 million for the year ended December 31, 2011 from €13,320 million for year ended December 31, 2010, due mainly to the upturn in interest rates in the Eurozone in 2011, which affected liability costs to a greater extent, and with a faster impact, than the return on assets. The decrease in net interest income is also the result of the extremely complex environment in which it has been produced, with restricted lending activity in Spain and more expensive wholesale funding due to the increased spread paid for Spain’s risk. The decrease in net interest income was modestly offset by the increased volume of business and sound price management in South America as well as the acquisition of Garanti in March 2011.

Dividend income

Dividend income increased 6.2% to €562 million for the year ended December 31, 2011 from €529 million for the year ended December 31, 2010, due primarily to dividends from Telefónica, S.A.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method increased to €600 million for the year ended December 31, 2011 from €335 million for the year ended December 31, 2010 due to the increased profit of China National Citic Bank (“CNCB”).

Fee and commission income

The breakdown of fee and commission income for 2011 and 2010 is as follows:

	Year Ended December 31,
	2011	2010	2011/2010
	(In Millions of Euros)		(in %)
Commitment fees	157	133	18.7
Contingent liabilities	318	282	13.1
Letters of credit	54	45	20.6
Bank and other guarantees	264	237	11.7
Arising from exchange of foreign currencies and banknotes	25	19	31.1
Collection and payment services income	2,694	2,500	7.7
Bills receivable	66	60	10.7
Current accounts	360	402	(10.4)
Credit and debit cards	1,619	1,384	17.0
Checks	229	263	(12.8)
Transfers and others payment orders	294	274	7.1
Rest	125	117	7.2
Securities services income	1,645	1,651	(0.4)
Securities underwriting	70	64	8.8
Securities dealing	200	181	10.4
Custody securities	330	357	(7.4)
Investment and pension funds	904	898	0.7
Rest assets management	140	151	(7.2)
Counseling on and management of one-off transactions	13	11	14.1
Financial and similar counseling services	56	60	(7.5)
Factoring transactions	33	29	15.1
Non-banking financial products sales	97	102	(5.5)
Other fees and commissions	581	595	(2.3)

Fee and commission income	5,618	5,382	4.4

Fee and commission income increased 4.4% to €5,618 million for the year ended December 31, 2011 from €5,382 million for the year ended December 31, 2010 due principally to increased fees linked to credit and debit cards (€100 million originated by Garanti), which more than offset a decline in fees related to current accounts and checks.

Fee and commission expenses

The breakdown of fee and commission expenses for 2011 and 2010 is as follows:

	Year Ended December 31,
	2011	2010	2011/2010
	(In Millions of Euros)		(in %)
Brokerage fees on lending and deposit transactions	4	5	(6.8)
Fees and commissions assigned to third parties	748	578	29.4
Credit and debit cards	609	449	35.5
Transfers and others payment orders	35	28	25.0
Securities dealing	16	16	5.3
Rest	88	85	3.0
Other fees and commissions	306	262	16.5

Fee and commission expenses	1,058	845	25.2

Fee and commission expenses increased 25.2% to €1,058 million for the year ended December 31, 2011 from €845 million for the year ended December 31, 2010, primarily due to the increase in fees and commissions assigned to third party banking services, specifically credit and debit cards, and other fees and commissions.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities decreased by 22.7% to €1,114 million for the year ended December 31, 2011 from €1,441 million for the year ended December 31, 2010, primarily due to declines in the value of assets as a result of market prices evolution, reduced customer activity and the absence of earnings from portfolio sales.

Net exchange differences decreased 19.4% to €365 million for the year ended December 31, 2011 from €453 million for the year ended December 31, 2010. In the first half of 2011, the euro appreciated against the U.S. dollar due to the increasing spread between interest rates; however, in the second half of the year, the European debt crisis weakened the euro’s position. The combination of a stronger euro and the relative strength of emerging currencies against the U.S. dollar resulted in a generally unfavorable performance.

Other operating income and expenses

Other operating income amounted to €4,247 million for the year ended December 31, 2011, a 19.9% increase compared to €3,543 million for the year ended December 31, 2010, due primarily to increased income derived from insurance and reinsurance contracts.

Other operating expenses for the year ended December 31, 2011, amounted to €4,042 million, a 24.4% increase compared to the €3,248 million recorded for the year ended December 31, 2010 due primarily to higher contributions to deposit guarantee funds in the countries in which we operate and to increased provisions related to insurance and reinsurance contracts.

Gross income

As a result of the foregoing, gross income for the year ended December 31, 2011 was €20,566 million, a 1.6% decrease from the €20,910 million recorded for the year ended December 31, 2010.

Administration costs

Administration costs for the year ended December 31, 2011 were €9,104 million, a 10.9% increase from the €8,207 million recorded for the year ended December 31, 2010, due primarily to the Group’s growth (mainly through the acquisition of our stake in Garanti) and expansion plans. Progress continues to be made in developing customer products and segments in franchises operating in emerging countries and in extending banking penetration to take advantage of economic growth. In contrast, in developed markets, BBVA focuses on improving customer relations and distribution efficiency. Additionally, investment in technology, personnel and brand awareness continues in the Bank as a whole.

The table below provides a breakdown of personnel expenses for 2011 and 2010.

	Year Ended December 31,
	2011	2010	2011/2010
	(In Millions of Euros)		(in %)
Wages and salaries	4,122	3,740	10.2
Social security costs	627	567	10.5
Transfers to internal pension provisions	51	37	38.2
Contributions to external pension funds	80	84	(4.9)
Other personnel expenses	431	386	11.5

Personnel expenses	5,311	4,814	10.3

The table below provides a breakdown of general and administrative expenses for 2011 and 2010.

	Year Ended December 31,
	2011	2010	2011/2010
	(In Millions of Euros)		(in %)
Technology and systems	662	563	17.5
Communications	299	284	5.3
Advertising	378	345	9.6
Property, fixtures and materials	849	750	13.2
Of which: Rents expenses	475	397	19.4
Taxes other than income tax	359	322	11.7
Other expenses	1,246	1,129	10.4

Other administrative expenses	3,793	3,392	11.8

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2011 amounted to €847 million an 11.3% increase compared to €761 million recorded for the year ended December 31, 2010, due primarily to the amortization of software and tangible assets for own use.

Provisions (net)

Provisions (net) for the year ended December 31, 2011 amounted to €510 million, a 5.8% increase compared to €482 million recorded for the year ended December 31, 2010, primarily to cover early retirement benefits, other allocations to pension funds and transfers to provisions for contingent liabilities.

Impairment on financial assets (net)

Impairment on financial assets (net) for the year ended December 31, 2011 amounted to €4,226 million, a 10.4% decrease compared to the €4,718 million recorded for the year ended December 31, 2010.

Impairment on financial assets (net) was negatively affected in 2009 and 2010 in Spain and in the United States by the significant increase in substandard loans, mainly as a result of the deterioration of the economic environment. Impairment on financial assets (net) for the year ended December 31, 2011, continued to be impacted in Spain, Portugal and, to a lesser extent, in the United States by the challenging economic environment. The Group’s non-performing assets ratio was 4.0% as of December 31, 2011, compared to 4.1% as of December 31, 2010.

Net operating income

Net operating income for the year ended December 31, 2011 amounted to €5,879 million, a 12.8% decrease from the €6,742 million recorded for the year ended December 31, 2010.

Impairment on other assets (net)

Impairment on other assets (net) for the year ended December 31, 2011 amounted to €1,885 million, compared to the €489 million recorded for the year ended December 31, 2010. Impairment on other assets (net) for 2011 includes impairment losses relating to goodwill of €1,444 million in the United States and provisions made for real estate and foreclosed assets.

Gains (losses) on derecognized assets not classified as non-current assets held for sale

Gains (losses) on derecognized assets not classified as non-current assets held for sale for the year ended December 31, 2011 amounted to a gain of €46 million, a 12.2% increase over the €41 million gain recorded for the year ended December 31, 2010.

Gains (losses) in non-current assets held for sale not classified as discontinued operations

Gains (losses) in non-current assets held for sale not classified as discontinued operations for the year ended December 31, 2011, amounted to a loss of €270 million, compared to a gain of €127 million for the year ended December 31, 2010, mainly as a result of an increase in write-downs on real estate investments and a decrease in the profits on sales and lease back operations which amounted to €67 million in 2011 compared to €273 million in 2010.

Income before tax

As a result of the foregoing, income before tax operations for the year ended December 31, 2011 was €3,770 million, a 41.3% decrease from the €6,422 million recorded for the year ended December 31, 2010.

Income tax

Income tax for the year ended December 31, 2011 amounted to €285 million, an 80% decrease from the €1,427 million recorded for the year ended December 31, 2010, due to lower income before tax, a decrease in tax expenses due to the amortization of certain goodwill arising from investments in foreign companies made prior to December 31, 2007, whose deductibility is contemplated in the European Union decision published on May 21, 2011, revenues with low or zero tax rates (basically dividends and equity accounted earnings), and the higher proportion of results coming from Latin America and Garanti, which carry a low effective tax rate.

Net income

As a result of the foregoing, net income for the year ended December 31, 2011 was €3,485 million, a 30.2% decrease from the €4,995 million recorded for the year ended December 31, 2010.

Net income attributed to parent company

Net income attributed to parent company for the year ended December 31, 2011 was €3,004 million, a 34.8% decrease from the €4,606 million recorded for the year ended December 31, 2010.

Net income attributed to non-controlling interests

Net income attributed to non-controlling interests for the year ended December 31, 2011 was €481 million, a 23.7% increase over the €389 million recorded for the year ended December 31, 2010, principally due to the performance of Venezuela.

BBVA Group Results of Operations for 2010 Compared to 2009

The changes in the Group’s consolidated income statements for 2010 and 2009 were as follows:

	Year Ended December 31,
	2010	2009	2010/2009
	(In Millions of Euros)		(in %)
Interest and similar income	21,134	23,775	(11.1)
Interest expense and similar charges	(7,814)	(9,893)	(21.0)

Net interest income	13,320	13,882	(4.0)

Dividend income	529	443	19.3
Share of profit or loss of entities accounted for using the equity method	335	120	180.1
Fee and commission income	5,382	5,305	1.5
Fee and commission expenses	(845)	(875)	(3.4)
Net gains (losses) on financial assets and liabilities	1,441	892	61.4
Net exchange differences	453	652	(30.6)
Other operating income	3,543	3,400	4.2
Other operating expenses	(3,248)	(3,153)	3.0

Gross income	20,910	20,666	1.2

Administration costs	(8,207)	(7,662)	7.1
Personnel expenses	(4,814)	(4,651)	3.5
General and administrative expenses	(3,393)	(3,011)	12.7
Depreciation and amortization	(761)	(697)	9.2
Provisions (net)	(482)	(458)	5.4
Impairment losses on financial assets (net)	(4,718)	(5,473)	(13.8)

Net operating income	6,742	6,376	5.7

Impairment losses on other assets (net)	(489)	(1,618)	(69.8)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	41	20	106.4
Negative goodwill	1	99	n.m.
Gains (losses) in non-current assets held for sale not classified as discontinued operations	127	859	(85.2)
Income before tax	6,422	5,736	12.0
Income tax	(1,427)	(1,141)	25.1

Income from continuing transactions	4,995	4,595	8.7

Income from discontinued transactions (net)	—	—	n.m.
Net income	4,995	4,595	8.7

Net income attributed to parent company	4,606	4,210	9.4

Net income attributed to non-controlling interests	389	385	1.1

(1)	Not meaningful.

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

Net interest income decreased 4.0% to €13,320 million for the year ended December 31, 2010 from €13,882 million for the year ended December 31, 2009, due to the decrease in yield on assets and the increase in the cost of liabilities. The decrease in yield on assets was due primarily to the fact that the decrease in market interest rates during 2009 was gradually reflected in the yield of variable rate mortgage loans during 2009, whereas in 2010 this decrease was largely completed at the beginning of the year, and affected most of 2010. Additionally, the Group made continued efforts to gradually increase the relative weight of lower risk and therefore lower yield, loans in its loan portfolio, including primarily private mortgages in all geographical areas in which BBVA operates and corporate and business loans, particularly in Mexico and the United States. On the other hand, the decrease in yield on assets was partially offset by the active management of our investments in debt instruments (adjusting the duration of debt portfolios and increasing debt portfolio income in net interest income). The increase in cost of liabilities was due primarily to the increase in volume of customer deposits and a higher cost of liabilities, given the competitive environment in Spain, where fierce competition resulted in higher rates being paid by banks (including BBVA) in order to attract deposits. Finally, an upward curve in interest rates in the euro area has had a faster impact on the cost of liabilities than on the yield of assets.

Dividend income

Dividend income increased 19.3% to €529 million for the year ended December 31, 2010 from €443 million for the year ended December 31, 2009, due primarily to dividends from Telefónica, S.A. which increased from €1.0 to €1.3 per share.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method increased to €335 million for the year ended December 31, 2010 from €120 million for the year ended December 31, 2009 due to the increase in our share of profits of CNCB following our exercise in April 2010 of a purchase option to increase our holding of CNCB from 10% to 15%, and to a lesser extent, the increase of profit of CNCB.

Fee and commission income

The breakdown of fee and commission income for 2010 and 2009 is as follows:

	Year Ended December 31,
	2010	2009	2010/2009
	(In Millions of Euros)		(in %)
Commitment fees	133	97	36.4
Contingent liabilities	282	260	8.1
Letters of credit	45	42	6.7
Bank and other guarantees	237	218	8.4
Arising from exchange of foreign currencies and banknotes	19	14	35.5
Collection and payment services income	2,500	2,573	(2.8)
Bills receivable	60	77	(22.6)
Current accounts	402	229	75.5
Credit and debit cards	1,384	1,386	(0.1)
Checks	263	453	(41.9)
Transfers and others payment orders	274	274	(0.0)
Rest	117	154	(23.8)
Securities services income	1,651	1,636	0.9
Securities underwriting	64	73	(12.4)
Securities dealing	181	188	(3.5)
Custody securities	357	304	17.4
Investment and pension funds	898	916	(2.0)
Rest assets management	151	155	(2.4)
Counseling on and management of one-off transactions	11	7	60.3
Financial and similar counseling services	60	43	38.3
Factoring transactions	29	27	8.2
Non-banking financial products sales	102	83	22.7
Other fees and commissions	595	565	5.2

Fee and commission income	5,382	5,305	1.5

Fee and commission income increased 1.5% to €5,382 million for the year ended December 31, 2010 from €5,305 million for the year ended December 31, 2009 due principally to the increase of fees related to banking services, specifically account maintenance and management and contingent liabilities.

Fee and commission expenses

The breakdown of fee and commission expenses for 2010 and 2009 is as follows:

	Year Ended December 31,
	2010	2009	2010/2009
	(In Millions of Euros)		(in %)
Brokerage fees on lending and deposit transactions	5	7	(33.1)
Fees and commissions assigned to third parties	578	610	(5.2)
Credit and debit cards	449	410	9.6
Transfers and others payment orders	28	31	(10.1)
Securities dealing	16	21	(27.7)
Rest	85	147	(42.1)
Other fees and commissions	262	258	1.8

Fee and commission expenses	845	875	(3.4)

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

Other operating income and expenses

Other operating income amounted to €3,543 million for the year ended December 31, 2010, a 4.2% increase compared to €3,400 million for the year ended December 31, 2009, due primarily to the increase of non-banking product sales, primarily real estate inventories sales and a greater contribution of the insurance business.

Other operating expenses for the year ended December 31, 2010, amounted to €3,248 million, a 3.0% increase compared to the €3,153 million recorded for the year ended December 31, 2009 due to an adjustment for hyperinflation in Venezuela, the cost of sales, primarily real estate inventories sales, and a higher contribution to deposit guarantee funds in the countries in which we operate.

Gross income

As a result of the foregoing, gross income for the year ended December 31, 2010 was €20,910 million, a 1.2% increase over the €20,666 million recorded for the year ended December 31, 2009.

Administration costs

Administration costs for the year ended December 31, 2010 were €8,207 million, a 7.1% increase from the €7,662 million recorded for the year ended December 31, 2009, due primarily to an increase in rent expenses related to the sale and leaseback of certain properties located in Spain during the third quarter of 2009, an increase in costs associated with image and brand identity (including new sponsorship arrangements with the U.S. National Basketball Association) and an increase related to growth plans in substantially all the geographical areas in which the Group operates. This investment process is accompanied by a gradual increase of the Group’s workforce in almost all of its areas, which has resulted in an increase in personnel expenses of 3.5% to €4,814 million for 2010 from €4,651 million for 2009. The table below provides a breakdown of personnel expenses for 2010 and 2009.

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

Provisions (net)

Provisions (net) for the year ended December 31, 2010 amounted to €482 million, a 5.4% increase compared to €458 million recorded for the year ended December 31, 2009, primarily due to a significant increase in the provisions for substandard contingent liabilities primarily related to guarantees given on behalf of our clients. In addition, provisions (net) for the year ended December 31, 2009 were positively impacted by higher provision recoveries.

Impairment on financial assets (net)

Impairment on financial assets (net) for the year ended December 31, 2010 amounted to €4,718 million, a 13.8% decrease compared to the €5,473 million recorded for the year ended December 31, 2009. Impairment on financial assets (net) was negatively affected in 2009 in Spain and in the United States by the significant increase in substandard loans from €8,540 million as of December 31, 2008 to €15,312 million as of December 31, 2009, mainly as a result of the deterioration of the economic environment. Impairment on financial assets (net) in 2010 continues to be impacted in Spain and in the United States by the challenging economic environment. The Group’s non-performing assets ratio was 4.1% as of December 31, 2010 compared to 4.3% as of December 31, 2009.

Net operating income

Net operating income for the year ended December 31, 2010 amounted to €6,742 million, a 5.7% increase over the €6,376 million recorded for the year ended December 31, 2009.

Impairment on other assets (net)

Impairment on other assets (net) for the year ended December 31, 2010 amounted to €489 million, a 69.8% decrease from the €1,618 million recorded for the year ended December 31, 2009. Impairment on other assets (net) for 2009 included impairment changes for goodwill of €1,097 million attributed to the significant decline in economic and credit conditions in the states in which the Group operates in the United States, whereas 2010 did not include any significant goodwill impairment changes. In addition, loan-loss provisions for foreclosures and real estate assets were increased as a result of the deterioration of the real estate business.

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

Net income attributed to non-controlling interests

Net income attributed to non-controlling interests for the year ended December 31, 2010 was €389 million, a 1.1% increase over the €385 million recorded for the year ended December 31, 2009, principally due to exchange rate impacts.

Results of Operations by Business Area for 2011 Compared to 2010

SPAIN

	Year Ended December 31,
	2011	2010	Change
	(In Millions of Euros)		(in %)
Net interest income	4,399	4,878	(9.8)
Net fees and commissions	1,468	1,672	(12.2)
Net gains (losses) on financial assets and liabilities and exchange differences	19	2	n.m. (1)
Other operating income and expenses (net)	471	504	(6.5)

Gross income	6,357	7,055	(9.9)
Administrative costs	(2,702)	(2,717)	(0.5)
Depreciation and amortization	(98)	(97)	0.9
Impairment on financial assets (net)	(1,711)	(1,316)	30.0
Provisions (net) and other gains (losses)	70	237	(70.6)

Income before tax	1,914	3,160	(39.4)
Income tax	(550)	(902)	(39.0)

Net income	1,364	2,258	(39.6)
Net income attributed to non-controlling interests	(0)	(2)	(90.0)

Net income attributed to parent company	1,363	2,255	(39.5)

(1)	Not meaningful.

Net interest income

Net interest income of this business area for 2011 was €4,399 million, a 9.8% decrease compared to the €4,878 million recorded for 2010, due mainly to the upturn in interest rates in the Eurozone in 2011, which affected liability costs to a greater extent, and with a faster impact, than the return on assets. The decrease in net interest income is also the result of the extremely complex environment in which it has been produced, with restricted lending activity in Spain and more expensive wholesale funding due to the increased spread paid for Spain’s risk.

Net fees and commissions

Net fees and commissions of this business area amounted to €1,468 million for 2011, a 12.2% decrease from the €1,672 million recorded for 2010, primarily due to the application of loyalty-based reductions to a greater number of customers and the fall in the volume of managed mutual funds.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2011 was a gain of €19 million compared with the €2 million gain recorded for 2010. The positive effect of exchanges differences (€51 million in 2011 compared with €3 million in 2010) was partially offset by the higher net losses on financial assets (€32 million in 2011 compared with €1 million in 2010).

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for 2011 was a gain of €471 million, a 6.5% decrease from the €504 million gain recorded for 2010, primarily due to the increased contributions to the Deposit Guarantee Fund.

Gross income

As a result of the foregoing, gross income of this business area for 2011 was €6,357 million, a 9.9% decrease from the €7,055 million recorded for 2010.

Administrative costs

Administrative costs of this business area for 2011 were €2,702 million, a 0.5% decrease from the €2,717 million recorded for 2010, primarily due to the decline in general and personnel expenses.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2011 was €1,711 million, a 30.0% increase from the €1,316 million recorded for 2010 which is mainly attributable to the deterioration of the economic situation. This business area’s non-performing assets ratio remained stable during 2011 and was 4.8%, as of December 31, 2011, due to the decrease in loans and advances to customers and in substandard loans due to the write-off.

Income before tax

As a result of the foregoing, income before tax of this business area for 2011 was €1,914 million, a 39.4% decrease from the €3,160 million recorded in 2010.

Income tax

Income tax of this business area for 2011 was €550 million, a 39.0% decrease from the €902 million recorded in 2010, primarily as result of the decrease in income before tax.

Net income attributed to parent company

As a result of the foregoing, net income attributed to parent company of this business area for 2011 was €1,363 million, a 39.5% decrease from the €2,255 million recorded in 2010.

EURASIA

	Year Ended December 31,
	2011	2010	Change
	(In Millions of Euros)		(in %)
Net interest income	801	345	132.1

Net fees and commissions	391	236	66.1
Net gains (losses) on financial assets and liabilities and exchange differences	105	132	(20.8)
Other operating income and expenses (net)	655	367	78.4

Gross income	1,952	1,080	80.7

Administrative costs	(599)	(278)	115.8
Depreciation and amortization	(45)	(17)	165.1
Impairment on financial assets (net)	(149)	(89)	66.3
Provisions (net) and other gains (losses)	11	(20)	n.m. (1)

Income before tax	1,170	675	73.3
Income tax	(143)	(88)	61.7

Net income	1,027	587	75.0
Net income attributed to non-controlling interests	—	1	(100.0)

Net income attributed to parent company	1,027	588	74.8

(1)	Not meaningful.

The importance of this area is increasing both in terms of earnings and our balance sheet, primarily due to the contribution of Garanti starting in March 2011 and the increase of earnings from CNCB.

Net interest income

Net interest income of this business area for 2011 was €801 million, a 132.1% increase compared to the €345 million recorded for 2010.

Net fees and commissions

Net fees and commissions of this business area amounted to €391 million for 2011, a 66.1% increase from the €236 million recorded for 2010.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains and financial assets and liabilities and exchange differences of this business area for 2011 was €105 million, a 20.8% decrease compared with the €132 million recorded for 2010, primarily due to the negative impact of exchange rates.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for 2011 was a gain of €655 million, a 78.4% increase from the €367 million gain recorded for 2010, primarily due to the growing contribution of CNCB.

Gross income

As a result of the foregoing, gross income of this business area for 2011 was €1,952 million, an 80.7% increase from the €1,080 million recorded for 2010.

Administrative costs

Administrative costs of this business area for 2011 were €599 million, a 115.8% increase over the €278 million recorded for 2010.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2011 was €149 million, a 66.3% increase from the €89 million recorded for 2010. The business area’s non-performing assets ratio increased to 1.5% as of December 31, 2011 from 0.9% as of December 31, 2010.

Income before tax

As a result of the foregoing, income before tax of this business area for 2011 was €1,170 million, a 73.3% increase from the €675 million recorded in 2010.

Income tax

Income tax of this business area for 2011 was €143 million, a 61.7% increase from the €88 million recorded in 2010, primarily as result of the increase in income before tax.

Net income attributed to parent company

As a result of the foregoing, net income attributed to parent company of this business area for 2011 was €1,027 million, a 74.8% increase from the €588 million recorded in 2010.

MEXICO

	Year Ended December 31,
	2011	2010	Change
	(In Millions of Euros)		(in %)
Net interest income	3,827	3,688	3.8
Net fees and commissions	1,194	1,233	(3.2)
Net gains (losses) on financial assets and liabilities and exchange differences	302	395	(23.4)
Other operating income and expenses (net)	227	179	26.8

Gross income	5,550	5,496	1.0
Administrative costs	(1,905)	(1,813)	5.1
Depreciation and amortization	(107)	(86)	23.7
Impairment on financial assets (net)	(1,180)	(1,229)	(4.0)
Provisions (net) and other gains (losses)	(60)	(87)	(30.7)

Income before tax	2,299	2,281	0.8
Income tax	(555)	(570)	(2.6)

Net income	1,744	1,711	2.0
Net income attributed to non-controlling interests	(3)	(4)	(32.4)

Net income attributed to parent company	1,741	1,707	2.0

As discussed above under “—Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2011 the Mexican peso depreciated against the euro, resulting in a negative exchange rate effect on our income statement for 2011.

Net interest income

Net interest income of this business area for 2011 was €3,827 million, a 3.8% increase from the €3,688 million recorded for 2010, due primarily to increased business activity, with greater volumes of lending and customer funds, and sound price management.

Net fees and commissions

Net fees and commissions of this business area amounted to €1,194 million for 2011, a 3.2% decrease from the €1,233 million recorded for 2010, primarily as a result of the exchange rate effect. Assuming constant exchange rates, this income remained at the same level as in the previous year.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains on financial assets and liabilities and exchange differences of this business area for 2011 amounted to €302 million, a 23.4% decrease from the €395 million for 2010, primarily due to the lower intermediation income received as a result of the financial markets situation.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for 2011, was a gain €227 million, a 26.8% increase from the €179 million gain recorded for 2010, principally due to growth in the insurance business.

Gross income

As a result of the foregoing, gross income of this business area for 2011, was €5,550 million, a 1.0% increase from the €5,496 million recorded for 2010 (assuming constant exchange rates, there would have been a 4.3% increase).

Administrative costs

Administrative costs of this business area for 2011 amounted to €1,905 million, a 5.1% increase from the €1,813 million recorded for 2010, primarily due to a three-year expansion and transformation plan implemented by BBVA Bancomer to take advantage of the long-term growth opportunities offered by the Mexican market.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2011 was €1,180 million, a 4.0% decrease from the €1,229 million recorded for 2010, primarily due to the recovery in economic conditions in Mexico. However, the business area’s non-performing assets ratio increased to 3.5% as of December 31, 2011 from 3.2% as of December 31, 2010.

Income before tax

As a result of the foregoing, income before tax of this business area for 2011 was €2,299 million, a 0.8% increase from the €2,281 million recorded for 2010.

Income tax

Income tax of this business area for 2011 was €555 million, a 2.6% decrease from the €570 million recorded for 2010.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2011 was €1,741 million, a 2.0% increase from the €1,707 million recorded for 2010.

SOUTH AMERICA

	Year Ended December 31,
	2011	2010	Change
	(In Millions of Euros)		(in %)
Net interest income	3,164	2,495	26.8
Net fees and commissions	1,077	957	12.6
Net gains (losses) on financial assets and liabilities and exchange differences	477	514	(7.2)
Other operating income and expenses (net)	(261)	(168)	55.3

Gross income	4,457	3,797	17.4
Administrative costs	(1,884)	(1,537)	22.6
Depreciation and amortization	(158)	(131)	20.5
Impairment on financial assets (net)	(449)	(419)	7.2
Provisions (net) and other gains (losses)	(89)	(40)	120.0

Income before tax	1,877	1,670	12.4
Income tax	(390)	(397)	(1.7)

Net income	1,487	1,273	16.8
Net income attributed to non-controlling interests	(480)	(383)	25.3

Net income attributed to parent company	1,007	889	13.2

As discussed above under “—Factors Affecting the Comparability of our Results of Operations and Financial Condition”, the average exchange rates of the currencies of the countries in which we operate in South America, except for the Chilean peso, against the euro, decreased in 2011, resulting in a negative impact on the results of operations of the South America business area expressed in euro.

Net interest income

Net interest income of this business area for 2011 was €3,164 million, a 26.8% increase from the €2,495 million recorded in 2011, mainly due to the increase in volume of customer loans and deposits during the period, combined with sound price management.

Net fees and commissions

Net fees and commissions of this business area amounted to €1,077 million in 2011, a 12.6% increase from the €957 million recorded in 2010, primarily due to the increasing pace of business in most of the countries throughout region.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains on financial assets and liabilities and exchange differences of this business area in 2011 were €477 million, a 7.2% decrease from the €514 million recorded in 2010, primarily due to the negative impact of exchange differences.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for 2011, was a loss of €261 million, a 55.3% increase from the loss of €168 million recorded for 2010, principally due to the impact of Venezuela as a hyperinflationary economy since 2009.

Gross income

As a result of the foregoing, the gross income of this business area in 2011 was €4,457 million, a 17.4% increase from the €3,797 million recorded in 2010.

Administrative costs

Administrative costs of this business area in 2011 were €1,884 million, a 22.6% increase from the €1,537 million recorded in 2010, primarily due to the implementation of growth plans.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business area in 2011 was €449 million, a 7.2% increase from the €419 million recorded in 2010, primarily due to the growth of loans and advances to customers. The business area’s non-performing assets ratio decreased to 2.2% as of December 31, 2011 from 2.5% as of December 31, 2010.

Income before tax

As a result of the foregoing, income before tax of this business area in 2011 amounted to €1,877 million, a 12.4% increase compared to the €1,670 million recorded in 2010.

Income tax

Income tax of this business area in 2011 was €390 million, a 1.7% decrease from the €397 million recorded in 2010 (assuming constant exchange rates, there would have been a 2.3% increase).

Net income attributed to parent company

Net income attributed to parent company of this business area in 2011 was €1,007 million, a 13.2% increase from the €889 million recorded in 2010 (assuming constant exchange rates, there would have been a 16.2% increase).

UNITED STATES

	Year Ended December 31,
	2011	2010	Change
	(In Millions of Euros)		(in %)
Net interest income	1,590	1,794	(11.4)
Net fees and commissions	632	651	(2.9)
Net gains (losses) on financial assets and liabilities and exchange differences	140	156	(10.6)
Other operating income and expenses (net)	(85)	(50)	70.1

Gross income	2,277	2,551	(10.7)
Administrative costs	(1,321)	(1,318)	0.3
Depreciation and amortization	(170)	(199)	(14.8)
Impairment on financial assets (net)	(346)	(703)	(50.9)
Provisions (net) and other gains (losses)	(1,501)	(22)	n.m.	(1)

Income before tax	(1,061)	309	n.m.	(1)
Income tax	339	(69)	n.m.	(1)

Net income	(722)	239	n.m.	(1)
Net income attributed to non-controlling interests	—	—	n.m.	(1)

Net income attributed to parent company	(722)	239	n.m.	(1)

(1)	Not meaningful.

As discussed above under “—Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2011 the U.S. dollar depreciated against the euro on average terms, resulting in a negative exchange rate effect on our income statement in 2011.

Net interest income

Net interest income of this business area for 2011 was €1,590 million, an 11.4% decrease from the €1,794 million recorded in 2010, primarily due to the strategies implemented by the business area to reduce the loan portfolio risk. Our developer and construction portfolios, which have high interest rates but also represents high risks, have contracted significantly, while mortgage loans and individual loans and lending to the industrial and commercial sector, which entail a lower risk and therefore have a narrower spread, grew.

Net fees and commissions

Net fees and commissions of this business area in 2011 were €632 million, a 2.9% decrease from the €651 million recorded in 2010, due primarily to the exchange rate effect (assuming constant exchange rates, there would have been a 1.1% increase).

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area in 2011 were €140 million, a 10.6% decrease from the €156 million recorded in 2010, mainly due to the turmoil in the markets.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area in 2011 were a loss of €85 million, compared to a loss of €50 million recorded in 2010 mainly due to higher contributions to the Federal Deposit Insurance Corporation (FDIC).

Gross income

As a result of the foregoing, gross income of this business area in 2011 was €2,277 million, a 10.7% decrease from the €2,551 million recorded in 2010.

Administrative costs

Administrative costs of this business area in 2011 were €1,321 million, a 0.3% increase from the €1,318 million recorded in 2010.

Depreciation and amortization

Depreciation and amortization of this business area for 2011 was €170 million, a 14.8% decrease from €199 million in 2010.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business area for 2011 was €346 million, a 50.9% decrease from the €703 million recorded for 2010, primarily due to the improvement in the loan-book mix. The non-performing assets ratio of this business area as of December 31, 2011 decreased to 3.6% from 4.4% as of December 31, 2010.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for 2011 reflected losses of €1,501 million, compared to the €22 million losses recorded for 2010, due primarily to impairment losses for goodwill (totaling €1,444 million). This goodwill adjustment is of an accounting nature and does not have any negative impact on the liquidity or capital adequacy of either the business area or the Group.

Income before tax

As a result of the foregoing, the income before tax of this business area for 2011 was a loss of €1,061 million, compared to a gain of €309 million recorded in 2010.

Income tax

Income tax of this business area for 2011 was a gain of €339 million, compared to a loss of €69 million recorded in 2010, due to the loss before tax referred to above.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2011 was a loss of €722 million, compared to a gain of €239 recorded in 2010.

CORPORATE ACTIVITIES

	Year Ended December 31,
	2011	2010	Change
	(In Millions of Euros)		(in %)
Net interest income	(621)	121	n.m.	(1)
Net fees and commissions	(202)	(211)	(4.4)
Net gains (losses) on financial assets and liabilities and exchange differences	437	696	(37.2)
Other operating income and expenses (net)	359	326	10.0

Gross income	(27)	932	n.m.	(1)
Administrative costs	(692)	(544)	27.1
Depreciation and amortization	(269)	(229)	17.1
Impairment on financial assets (net)	(392)	(961)	(59.2)
Provisions (net) and other gains (losses)	(1,050)	(870)	20.7

Income before tax	(2,430)	(1,673)	45.2
Income tax	1,015	600	69.0

Net income	(1,415)	(1,073)	31.9
Net income attributed to non-controlling interests	2	—	n.m.	(1)

Net income attributed to parent company	(1,413)	(1,072)	31.8

(1)	Not meaningful.

Net interest income

Net interest income of this business area for 2011 was a loss of €621 million compared to a gain of €121 million recorded in 2010. Net interest income has been negatively affected by the rising cost of wholesale finance.

Net fees and commissions

Net fees and commissions of this business area amounted to a loss of €202 million for 2011, a 4.4% decrease from the €211 million loss recorded for 2010.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2011 were a gain of €437 million, a 37.2% decrease from the €696 million gain recorded in 2010, primarily due to the absence of earnings from portfolio sales and the loss of value of the assets as a result of the turmoil in the markets.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for 2011 was a gain of €359 million, a 10.0% increase from the €326 million gain recorded in 2010. It is primarily composed of Telefónica, S.A.’s dividends, which increased from €1.30 per share in 2010 to €1.52 per share in 2011.

Gross income

As a result of the foregoing, gross income of this business area for 2011 was a loss of €27 million, compared with a gain of €932 million in 2010.

Administrative costs

Administrative costs of this business area for 2011 were €692 million, a 27.1% increase from the €544 million recorded in 2010, primarily due to the increase in costs associated with certain investments that are currently being undertaken including for the upgrading of systems, infrastructure and image and brand identity.

Depreciation and amortization

Depreciation and amortization of this business area for 2011 was €269 million, a 17.1% increase from the €229 million recorded in 2010.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2011 was €392 million compared with €961 million recorded for 2010, when higher provisions for loan losses were made to increase the Group’s coverage ratio in light of the adverse economic conditions.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for 2011 was a loss of €1,050 million, a 20.7% increase from a loss of €870 million for 2010, primarily due to an increase in provisions for foreclosed assets and real estate assets designed to maintain coverage at an adequate level.

Income before tax

As a result of the foregoing, income before tax of this business area for 2011 was a loss of €2,430 million, compared to a loss of €1,673 million in 2010.

Income tax

Income tax of this business area for 2011 was €1,015 million in income, a 69.0% increase from €600 million in income recorded for 2010.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2011 was a loss of €1,413 million, compared to a loss of €1,072 million in 2010.

Results of Operations by Business Area for 2010 Compared to 2009

SPAIN

	Year Ended December 31,
	2010	2009	Change
	(In Millions of Euros)		(in %)
Net interest income	4,878	5,571	(12.4)
Net fees and commissions	1,672	1,763	(5.2)
Net gains (losses) on financial assets and liabilities and exchange differences	2	2	(8.8)
Other operating income and expenses (net)	504	539	(6.6)

Gross income	7,055	7,875	(10.4)
Administrative costs	(2,717)	(2,747)	(1.1)
Depreciation and amortization	(97)	(97)	0.6
Impairment on financial assets (net)	(1,316)	(1,822)	(27.8)
Provisions (net) and other gains (losses)	237	681	(65.3)

Income before tax	3,160	3,890	(18.8)
Income tax	(902)	(1,085)	(16.8)

Net income	2,258	2,805	(19.5)
Net income attributed to non-controlling interests	(2)	(4)	(38.0)

Net income attributed to parent company	2,255	2,801	(19.5)

Net interest income

Net interest income of this business area for 2010 was €4,878 million, a 12.4% decrease compared to the €5,571 million recorded for 2010, primarily due to the decrease in yield on assets, whereas the cost of liabilities increased.

The decrease in yield on assets was due primarily to the fact that the decrease in market interest rates during 2009 was gradually reflected in the yield of variable mortgage loans during the year 2009, whereas at the beginning of 2010 this decrease was largely completed and affected most of 2010. Additionally, this business area made continued efforts to gradually increase the relative weight of loan portfolios with lower risk and, therefore, lower spread (for example, mortgage loans) instead of loan portfolios with higher risk (for example, customer loans). The increase in cost of liabilities was due primarily to the increase in volume of customer deposits and the higher cost of liabilities given the competitive environment in Spain where fierce competition resulted in higher rates being paid by banks (including BBVA) in order to attract deposits. Finally, the upward curve in interest rates in the euro area has had a faster impact on the cost of liabilities than on the yield on assets.

Net fees and commissions

Net fees and commissions of this business area amounted to €1,672 million for 2010, a 5.2% decrease from the €1,763 million recorded for 2009, primarily due to the application of loyalty-based reductions to a greater number of customers and the fall in the volume of managed mutual funds.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for both 2010 and 2009 was approximately €2 million.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for 2010 was a gain of €504 million, a 6.6% decrease from the €539 million gain recorded for 2009, primarily due to the lower earnings of our insurance activity.

Gross income

As a result of the foregoing, gross income of this business area for 2010 was €7,055 million, a 10.4% decrease from the €7,875 million recorded for 2009.

Administrative costs

Administrative costs of this business area for 2010 was €2,717 million, a 1.1% decrease from the €2,747 million recorded for 2009, primarily due to the decline in general and administrative expenses, principally through continued streamlining of the branch network, and the Group’s transformation plan, which helped to reduce wages and salaries.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2010 was €1,316 million, a 27.8% decrease from the €1,822 million recorded for 2009. Although credit conditions generally worsened in Spain during 2010 (including as a result of the continuous decrease in value of domestic real estate collateral), our charge-offs related to our domestic portfolio declined during the year for several reasons. First, the base for estimating incurred losses determined collectively in performing loans remained relatively stable compared with 2009. Second, the domestic NPA ratio declined modestly during 2010 (4.8% as of December 31, 2010 compared with 4.9% as of December 31, 2009), following the significant jump in the domestic NPA ratio in 2009, which resulted in fewer charge-offs being required in respect of incurred losses in impaired loans. Finally, our new credit quality requirements implemented in 2010 both improved our recovery rates and, by focusing on products with lower risk, our product mix, resulting in a significantly lower level of domestic charge-offs for 2010 compared with 2009.

Income before tax

As a result of the foregoing, income before tax of this business area for 2010 was €3,160 million, an 18.8% decrease from the €3,890 million recorded in 2009.

Income tax

Income tax of this business area for 2010 was €902 million, a 16.8% decrease from the €1,085 million recorded in 2009, primarily as result of the decrease in income before tax.

Net income attributed to parent company

As a result of the foregoing, net income attributed to parent company of this business area for 2010 was €2,255 million, a 19.5% decrease from the €2,801 million recorded in 2009.

EURASIA

	Year Ended December 31,
	2010	2009	Change
	(In Millions of Euros)		(in %)
Net interest income	345	387	(10.7)
Net fees and commissions	236	222	5.9
Net gains (losses) on financial assets and liabilities and exchange differences	132	131	0.7
Other operating income and expenses (net)	367	212	72.9

Gross income	1,080	953	13.4
Administrative costs	(278)	(258)	7.9
Depreciation and amortization	(17)	(20)	(13.1)
Impairment on financial assets (net)	(89)	(45)	99.0
Provisions (net) and other gains (losses)	(20)	(19)	5.5

Income before tax	675	611	10.5
Income tax	(88)	(139)	(36.3)

Net income	587	472	24.2
Net income attributed to non-controlling interests	1	—	80.8

Net income attributed to parent company	588	473	24.3

Net interest income

Net interest income of this business area for 2010 was €345 million, a 10.7% decrease compared to the €387 million recorded for 2009, principally due to the decrease in the activity of foreign branches, mainly the Brussels and London branches.

Net fees and commissions

Net fees and commissions of this business area amounted to €236 million for 2011, a 5.9% increase from the €222 million recorded for 2009.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2010 was a gain of €132 million compared with the €131 million gain recorded for 2009.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for 2010 was a gain of €367 million, a 72.9% increase from the €212 million gain recorded for 2009, primarily due to the growing contribution of CNCB.

Gross income

As a result of the foregoing, gross income of this business area for 2010 was €1,080 million, a 13.4% increase from the €953 million recorded for 2009.

Administrative costs

Administrative costs of this business area for 2010 were €278 million, a 7.9% increase over the €258 million recorded for 2009.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2010 was €89 million, a 99.0% increase from the €45 million recorded for 2009. The business area’s non-performing assets ratio increased to 0.9% as of December 31, 2010 from 0.7% as of December 31, 2009.

Income before tax

As a result of the foregoing, income before tax of this business area for 2010 was €675 million, a 10.5% increase from the €611 million recorded in 2009.

Income tax

Income tax of this business area for 2010 was €88 million, a 36.3% decrease from the €139 million recorded in 2009.

Net income attributed to parent company

As a result of the foregoing, net income attributed to parent company of this business area for 2010 was €588 million, a 24.3% increase from the €473 million recorded in 2009.

MEXICO

	Year Ended December 31,
	2010	2009	Change
	(In Millions of Euros)		(in %)
Net interest income	3,688	3,307	11.5
Net fees and commissions	1,233	1,077	14.5
Net gains (losses) on financial assets and liabilities and exchange differences	395	370	6.6
Other operating income and expenses (net)	179	116	54.8

Gross income	5,496	4,870	12.8
Administrative costs	(1,813)	(1,489)	21.8
Depreciation and amortization	(86)	(65)	32.5
Impairment on financial assets (net)	(1,229)	(1,525)	(19.4)
Provisions (net) and other gains (losses)	(87)	(21)	n.m.	(1)

Income before tax	2,281	1,770	28.8
Income tax	(570)	(411)	38.8

Net income	1,711	1,360	25.8
Net income attributed to non-controlling interests	(4)	(2)	89.5

Net income attributed to parent company	1,707	1,357	25.7

(1)	Not meaningful.

In 2010, the average Mexican peso-to-euro exchange rate decreased compared to the average exchange rate in 2009 resulting in a positive exchange rate effect on the income statement for 2010.

Net interest income

Net interest income of this business area for 2010 was €3,688 million, an 11.5% increase from the €3,307 million recorded for 2009, due primarily to the exchange rate effect (assuming constant exchange rates, there would have been a 0.7% decrease due to the decrease in market interest rates).

Net fees and commissions

Net fees and commissions of this business area amounted to €1,233 million for 2010, a 14.5% increase from the €1,077 million recorded 2009 primarily as a result of the exchange rate effect (assuming constant exchange rates there would have been a 1.9% increase, due primarily to the increased transactional services fees and to greater fees related to securities and our pension fund administration business, Afore BBVA Bancomer).

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains on financial assets and liabilities and exchange differences of this business area for 2010 amounted to €395 million, a 6.6% increase from the €370 million for 2009, primarily as a result of the exchange rate effect (assuming constant exchange rates, there would have been a 5.1% decrease, principally due to market volatility).

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for 2010, was a gain of €179 million, a 54.8% increase from the €116 million gain recorded for 2009, principally due to growth in the insurance business.

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

Net income attributed to parent company

Net income attributed to parent company of this business area for 2010 was €1,707 million, a 25.7% increase from the €1,357 million recorded for 2009, primarily due to the exchange rate effect (assuming constant exchange rates, the increase would have been 11.9%).

SOUTH AMERICA

	Year Ended December 31,
	2010	2009	Change
	(In Millions of Euros)		(in %)
Net interest income	2,495	2,566	(2.8)
Net fees and commissions	957	908	5.4
Net gains (losses) on financial assets and liabilities and exchange differences	514	405	26.7
Other operating income and expenses (net)	(168)	(242)	(30.7)

Gross income	3,797	3,637	4.4
Administrative costs	(1,537)	(1,465)	5.0
Depreciation and amortization	(131)	(115)	14.1
Impairment on financial assets (net)	(419)	(431)	(2.8)
Provisions (net) and other gains (losses)	(40)	(52)	(22.1)

Income before tax	1,670	1,575	6.0
Income tax	(397)	(404)	(1.7)

Net income	1,273	1,171	8.6
Net income attributed to non-controlling interests	(383)	(392)	(2.1)

Net income attributed to parent company	889	780	14.1

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

Net interest income

Net interest income in 2010 was €2,495 million, a 2.8% decrease from the €2,566 million recorded in 2009. This decrease was primarily due to the exchange rate effect (assuming constant exchange rates, there would have been an 11.1% increase), which offset an increase of interest income mainly due to the increase in volume of customer loans during the period in all geographical regions of this business area.

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

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for 2010, was a loss of €168 million, a 30.7% decrease from the loss of €242 million recorded for 2009, principally due to the devaluation of the Venezuelan Bolivar peso fuerte and to the impact of Venezuela having been a hyperinflationary economy since 2009.

Gross income

As a result of the foregoing, the gross income of this business area in 2010 was €3,797 million, a 4.4% increase from the €3,637 million recorded in 2009.

Administrative costs

Administrative costs of this business area in 2010 were €1,537 million, a 5.0% increase from the €1,465 million recorded in 2009, primarily due to the implementation of growth plans.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business area in 2010 was €419 million, a 2.8% decrease from the €431 million recorded in 2009. The business area’s non-performing assets ratio decreased to 2.5% as of December 31, 2010 from 2.7% as of December 31, 2009.

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

Net income attributed to parent company

Net income attributed to parent company of this business area in 2010 was €889 million, a 14.1% increase from the €780 million recorded in 2009 (assuming constant exchange rates, there would have been a 16.5% increase).

THE UNITED STATES

	Year Ended December 31,
	2010	2009	Change
	(In Millions of Euros)		(in %)
Net interest income	1,794	1,679	6.8
Net fees and commissions	651	612	6.4
Net gains (losses) on financial assets and liabilities and exchange differences	156	155	0.7
Other operating income and expenses (net)	(50)	(34)	44.9

Gross income	2,551	2,412	5.8
Administrative costs	(1,318)	(1,159)	13.7
Depreciation and amortization	(199)	(205)	(3.1)
Impairment on financial assets (net)	(703)	(1,424)	(50.6)
Provisions (net) and other gains (losses)	(22)	(1,051)	(97.9)

Income before tax	309	(1,428)	n.m.	(1)
Income tax	(69)	478	n.m.	(1)

Net income	239	(950)	n.m.	(1)
Net income attributed to non-controlling interests	—	—	n.m.	(1)

Net income attributed to parent company	239	(950)	n.m.	(1)

(1)	Not meaningful.

The average U.S. dollar to euro exchange rate in 2010 was higher than the average exchange rate in 2009, resulting in a positive exchange rate effect on the income statement in 2010.

In addition, as explained in “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures” on August 21, 2009, BBVA Compass acquired certain assets and liabilities of Guaranty Bank (“Guaranty”) from the FDIC through a public auction for qualified investors. This acquisition affects the comparability of the figures in 2010 since these assets and liabilities were included in our balance sheet, and therefore generated interest income and expenses, for the twelve months ended December 31, 2010 compared to only approximately four months (from the August 21 acquisition date to December 31, 2009) in 2009.

Net interest income

Net interest income in 2010 was €1,794 million, a 6.8% increase from the €1,679 million recorded in 2009, primarily due to the impact of the acquisition of Guaranty referred to above and the exchange rate effect (assuming constant exchange rates, there would have been a 1.3% increase).

Net fees and commissions

Net fees and commissions of this business area in 2010 were €651 million, a 6.4% increase from the €612 million recorded in 2009, due primarily to the integration of Guaranty and the exchange rate effect (assuming constant exchange rates, there would have been a 0.3% increase).

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains on financial assets and liabilities and exchange differences of this business area in 2010 were €156 million, a 0.1% increase compared to those recorded in 2009.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area in 2010 were a loss of €50 million, compared to a loss of €34 million recorded in 2009 mainly due to higher contributions to the deposit guarantee fund.

Gross income

As a result of the foregoing, gross income of this business area in 2010 was €2,551 million, a 5.8% increase from the €2,412 million recorded in 2009.

Administrative costs

Administrative costs of this business area in 2010 were €1,318 million, a 13.7% increase from the €1,159 million recorded in 2009, primarily due to the integration of Guaranty and the exchange rate effect (assuming constant exchange rates, there would have been an 8.0% increase).

Depreciation and amortization

Depreciation and amortization of this business area for 2010 was €199 million, a 3.1% decrease from €205 million in 2009.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2010 was €703 million, a 50.6% decrease from the €1,424 million recorded for 2009, primarily due to the fact that impairment on financial assets (net) was negatively affected in 2009 by the write-off of impaired assets as a result of the significant deterioration of economic and credit conditions in the states of the United States in which the business area operates. The value of collateral was lower than the commercial real estate loan portfolio value and, as a consequence, a write-off for the difference and additional provisions were set aside in 2009 to maintain the coverage ratio comparable to that of the prior year. The non-performing assets ratio of this business area as of December 31, 2010 increased to 4.4% from 4.2% as of December 31, 2009.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for 2010 reflected losses of €22 million, compared to the €1,051 million losses recorded for 2009. This item was negatively affected in 2009 due primarily to impairment losses for goodwill (€1,097 million) attributed to the significant deterioration in economic and credit conditions in the states of the United States in which the business area operates.

Income before tax

As a result of the foregoing, the income before tax of this business area for 2010 was €309 million, compared to a loss of €1,428 million recorded in 2009.

Income tax

Income before tax of this business area for 2010 was a loss of €68 million compared to a gain of €478 million recorded in 2009 due to the loss before tax referred to above.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2010 was €239 million, compared to a loss of €950 recorded in 2009.

CORPORATE ACTIVITIES

	Year Ended December 31,
	2010	2009	Change
	(In Millions of Euros)		(in %)
Net interest income	121	372	(67.5)
Net fees and commissions	(211)	(152)	38.6
Net gains (losses) on financial assets and liabilities and exchange differences	696	480	44.9
Other operating income and expenses (net)	326	219	48.7

Gross income	932	919	1.4
Administrative costs	(544)	(544)	(0.0)
Depreciation and amortization	(229)	(195)	17.9
Impairment on financial assets (net)	(961)	(226)	n.m.	(1)
Provisions (net) and other gains (losses)	(870)	(637)	36.6

Income before tax	(1,673)	(683)	144.8
Income tax	600	419	43.2

Net income	(1,073)	(264)	n.m.	(1)
Net income attributed to non-controlling interests	—	13	(97.8)

Net income attributed to parent company	(1,072)	(251)	n.m.	(1)

(1)	Not meaningful.

Net interest income

Net interest income of this business area for 2010 was €121 million, a 67.5% decrease from the €372 million recorded in 2009. Net interest income in 2011 was negatively affected by the end of the recovery in mortgage lending following the fall in interest rates in 2009, and by upward pressure in the interest rate curve in the Eurozone.

Net fees and commissions

Net fees and commissions of this business area amounted to a loss of €211 million for 2010, a 38.6% increase from the €152 million loss recorded for 2009, primarily due to an increase in issuance fees paid to underwriters by the Group.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences of this business area for 2010 were a gain of €696 million, a 44.9% increase over the €480 million gain recorded in 2009, primarily due to an increase in sales of financial assets from the ALCO portfolio, which has generated significant capital gains by taking advantage of price volatility in the sovereign bond markets during the first half of 2010.

Other operating income and expenses (net)

Other operating income and expenses (net) of this business area for 2010 was a gain of €326 million, a 48.7% increase from the €219 million gain recorded in 2009. It is primarily composed of dividends from Telefónica, S.A. which increased from €1.0 to €1.3 per share.

Gross income

As a result of the foregoing, gross income of this business area for 2010 was a gain of €932 million, a 1.4% increase from the €919 million gain recorded in 2009.

Administrative costs

Administrative costs of this business area for 2010 were €544 million, equal to those recorded in 2009.

Depreciation and amortization

Depreciation and amortization of this business area for 2010 was €229 million, a 17.9% increase from the €195 million recorded in 2009.

Impairment on financial assets (net)

Impairment on financial assets (net) of this business for 2010 was €961 million compared to €226 million recorded for 2009, principally due to continuing provisions for loan losses designed to increase the Group’s coverage ratio in light of economic conditions.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for 2010 was a loss of €870 million, a 36.6% increase from a loss of €637 million for 2009, primarily due to an increase in provisions for foreclosed assets and real estate assets designed to maintain coverage at an adequate level.

Income before tax

As a result of the foregoing, income before tax of this business area for 2010 was a loss of €1,673 million, compared to a loss of €683 million recorded in 2009.

Income tax

Income tax of this business area for 2010 was €600 million in income, a 43.2% increase from €419 million in income recorded for 2009.

Net income attributed to parent company

Net income attributed to parent company of this business area for 2010 was a loss of €1,072 million, compared to a loss of €251 million in 2009.

B. Liquidity and Capital Resources

Liquidity risk management and controls are explained in Note 7.3 to the Consolidated Financial Statements. In addition, information on outstanding contractual maturities of assets and liabilities is provided in Note 7.5 to the Consolidated Financial Statements. For information concerning our short-term borrowing, see “Item 4. Information on the Company—Selected Statistical Information—LIABILITIES—Short-term Borrowings”.

Liquidity and finance management of the BBVA Group’s balance sheet seeks to fund the growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance. A core principle in the BBVA Group’s liquidity and finance management is the financial independence of its banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation and that there is sustainable growth in the lending business.

Our principal source of funds is our customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on our customer deposits, we also access the interbank market (overnight and time deposits) and domestic and international capital markets for our additional liquidity requirements. To access the capital markets, we have in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. We also generally maintain a diversified portfolio of liquid assets and securitized assets. Another source of liquidity is our generation of cash flow. Finally, we supplement our funding requirements with borrowings from the Bank of Spain and from the European Central Bank (“ECB”). See Note 9 to the Consolidated Financial Statements for information on our borrowings from central banks.

The following table shows the balances as of December 31, 2011, 2010 and 2009 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

	As of December 31,
	2011	2010	2009
	(In Millions of Euros)
Deposits from central banks	33,147	11,010	21,166
Deposits from credit institutions	59,356	57,170	49,146
Customer deposits	282,173	275,789	254,183
Debt certificates	81,930	85,179	99,939
Subordinated liabilities	15,419	17,420	17,878
Other financial liabilities	7,879	6,596	5,624

Total	479,904	453,164	447,936

Customer deposits

Customer deposits amounted to €282,173 million as of December 31, 2011, compared to €275,789 million as of December 31, 2010 and €254,183 million as of December 31, 2009. The increase from December 31, 2010 to December 31, 2011 was primarily caused by an increase in short-term time deposits in the domestic sector and relatively low-cost funds in the non-domestic sector.

Our customer deposits, excluding assets sold under repurchase agreements, amounted to €237,686 million as of December 31, 2011 compared to €234,302 million as of December 31, 2010 and €239,193 million as of December 31, 2009.

Amounts due to credit institutions

Amounts due to credit institutions, including central banks, amounted to €92,503 million as of December 31, 2011, compared to €68,180 million as of December 31, 2010 and €70,312 million as of December 31, 2009. The increase as of December 31, 2011 compared to December 31, 2010, was related to repurchase agreements and increased deposits from central banks, mainly from the ECB long-term financing.

	As of December 31,
	2011	2010	2009
	(In Millions of Euros)
Deposits from Credit Entities	59,356	57,170	49,146
Deposits from Central Banks	33,147	11,010	21,166

Total due to Credit Institutions	92,503	68,180	70,312

Capital markets

We have continued making debt issuances in the domestic and international capital markets in order to finance our activities and as of December 31, 2011 we had €81,930 million of senior debt outstanding, comprising €74,429 million in bonds and debentures and €7,501 million in promissory notes and other securities, compared to €85,179 million, €71,964 million and €13,215 million outstanding as of December 31, 2010, respectively (€99,939 million, €70,357 million and €29,582 million outstanding, respectively, as of December 31, 2009). See Note 23.3 to the Consolidated Financial Statements.

In addition, we had a total of €12,781 million in subordinated debt and €1,760 million in preferred securities outstanding as of December 31, 2011, compared to €11,569 million and €5,202 million outstanding as of December 31, 2010, respectively. The decrease on preferred securities is due to the exchange offer described in Note 23.4 of the Consolidated Financial Statements by BBVA, which amounted to €3,430 million.

The breakdown of the outstanding subordinated debt and preferred securities by entity issuer, maturity, interest rate and currency is disclosed in Appendix VIII of the Consolidated Financial Statements.

The following is a breakdown as of December 31, 2011 of the maturities of our debt certificates (including bonds) and subordinated liabilities, disregarding any valuation adjustments and accrued interest:

	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	2,032	1,880	11,361	45,904	17,144	78,321
Subordinated liabilities	—	110	38	4,893	9,500	14,541

Total	2,032	1,990	11,398	50,797	26,644	92,862

Generation of Cash Flow

We operate in Spain, Mexico, the United States and over 30 other countries, mainly in Europe, Latin America, and Asia. Our banking subsidiaries around the world, including BBVA Compass, are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of our banking subsidiaries, including BBVA Compass, to transfer funds to us in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where our subsidiaries, including BBVA Compass, are incorporated, dividends may only be paid out of funds legally available therefor. For example, BBVA Compass is incorporated in Alabama and under Alabama law it is not able to pay any dividends without the prior approval of the Superintendent of Banking of Alabama if the dividend would exceed the total net earnings for the year combined with the bank’s retained net earnings of the preceding two years.

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

See Note 53 of the Consolidated Financial Statements for additional information on our Consolidated Statements of Cash Flows.

Capital

Under the Bank of Spain’s capital adequacy regulations as of December 31, 2011, 2010 and 2009, we were required to have a ratio of consolidated stockholders’ equity to risk-weighted assets and off-balance sheet items (net of certain amounts) of not less than 8%. As of December 31, 2011, this ratio was 10.9%, down from 11.9% as of December 31, 2010, and our stockholders’ equity exceeded the minimum level required by 36.5%, down from 48.5% at the prior year end. As of December 31, 2009, this ratio was 12.9% and our stockholders’ equity exceeded the minimum level required by 37.9%.

Based on the framework of the Basel II and using such additional assumptions as we consider appropriate, we have estimated that as of December 31, 2011, 2010 and 2009 our consolidated Tier I risk-based capital ratio was 10.3%, 10.5% and 9.4%, respectively, and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was 12.9%, 13.7% and 13.6%, respectively. The Basel II recommends that these ratios be at least 4% and 8%, respectively.

The BBVA Group is taking steps to adapt to the ongoing regulatory changes, in particular with respect to the new capital requirements. See “Item 3. Key Information—Risk Factors—Risks Relating to Us and Our Business—We are subject to substantial regulation, and regulatory and governmental oversight. Adverse regulatory developments or changes in government policy could have a material adverse effect on our business, results of operations and financial condition” and “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements”. For qualitative and quantitative information on the principal risks we face, including market, credit, and liquidity risks as well as information on funding and treasury policies and exchange rate risk, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

C. Research and Development, Patents and Licenses, etc.

In 2011, we continued to foster the use of new technologies as a key component of our global development strategy. We explored new business and growth opportunities, focusing on three major areas: emerging technologies; asset capture/exploitation; and the customer as the focal point of its banking business.

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

The new Value Added Tax regime for banks is consistent with a more general trend of increasing pressure on financial systems. Within the Euro area, several countries are imposing new taxes on the financial industry, such as bank levies, financial activity taxes or financial transactions taxes. Differing tax regimes could set incentives for banks to operate, or transactions to take place, in those geographies where the tax pressure is lower. The implementation of new regulations in countries where we operate which results in increased tax pressure, or our inability to operate in geographies where the tax pressure is lower, could have a material impact on our profitability.

Regarding consumer protection rules, initiatives such as the review of the Markets in Financial Instruments Directive (MIFID) or the EU Commission consultation on the legislative steps for the Packaged Retail Investment Products (PRIPs) proposal could entail significant costs for our operations. In addition, it is unclear whether these initiatives will be applied equally across European countries, and differences in the implementation of these initiatives could affect the level-playing-field in the industry.

Regarding MIFID, on October 20, 2011, the European Commission presented a legislative proposal to review the MIFID in order to set clearer and more comprehensive rules across all financial instruments, in line with G-20 recommendations and specific U.S. Dodd-Frank Act provisions. The current proposal includes enhanced transparency requirements concerning trading activities in equity markets, tougher rules for algorithmic and high frequency trading activities and stricter requirements for portfolio management, investment advice and the offer of complex financial products such as structured products. These stricter rules on investment advice include, among others, telephone recordings, stricter categorization of clients, limits to “execution only” services for retail clients and stricter information duties for complex products. According to estimates published by the European Commission, the MIFID review is estimated to impose initial compliance costs of between €512 and €732 million and ongoing costs of between €312 and €586 million per year in the aggregate for participants in the EU banking sector. This represents an impact for initial and ongoing costs of 0.10% to 0.15% and 0.06% to 0.12%, respectively, of total operating spending in the EU banking sector. However, banking industry estimates are higher since the European Commission’s estimates do not account for all costs associated with the implementation of the MIFID review, including IT costs to be incurred in order to comply with the new transparency requirements. In addition, the MIFID review represents an overhaul of our business model, mainly regarding our investment advice services.

Regarding PRIPs, the measures planned by the European Commission aim to achieve higher transparency in the packaged retail investment products sector by requiring that certain mandatory information is made available to investors prior to making an investment decision and imposing stricter commercial practices. The MIFID provisions are considered to be a benchmark on conduct of business and the management of conflicts of interest. The preparation and provision to investors of the proposed mandatory information, as well as the revision of our commercial practices and the monitoring of the implementation of the new rules, are expected to entail costs for BBVA.

The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on us or that would cause the financial information disclosed herein not to be indicative of our future operating results or financial condition:

•	the prolonged downturn in the Spanish economy and sustained unemployment above historical averages;

•	the restructuring and consolidation of the Spanish banking sector;

•	doubts about European economies (both peripheral and core Eurozone economies) may continue in 2012 affecting financial markets;

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

•	the fragility of the Greek, Italian, Portuguese and Irish economies, which could affect the funding costs of Spanish financial institutions and the Spanish Government;

•	the effects of the withdrawal of significant monetary and fiscal stimulus programs and uncertainty over government responses to growing public deficits;

•

uncertainty over regulation of the financial industry, including the potential limitation on the size or scope of the activities of certain financial institutions, the regulation on systemic financial institutions or additional capital requirements, coming both from the Bank of Spain or globally;

•	uncertainty over the minimum solvency levels to be required in the future to the financial institutions by the Spanish government or the European authorities;

•

the continued downward adjustment in the housing sector in Spain, which could further negatively affect credit demand and household wealth, disposable income and consumer confidence. The existence of a significant over supply in the housing market in Spain and the pessimistic expectations about house price increases may postpone investment decisions, therefore negatively affecting mortgage growth rates;

•

continued volatility in capital markets or a downturn in investor confidence, linked to factors such as geopolitical risk, particularly in the Middle East. Continued or new crises in the region, such as the recent Iran-US tensions, could cause an increase in oil prices, generating inflationary pressures that could have a negative effect on interest rates and economic growth;

•	the effect that an economic slowdown may have over Latin American markets and fluctuations in local interest and exchange rates; and

•

although it is foreseeable that entry barriers to domestic markets in Europe will be lowered, our plans for expansion into other European markets could be affected by entry barriers in such countries by protectionist policies of national governments, which are generally higher in times of crisis. In addition, the new capital requirements could prevent financial entities from expanding their activities beyond their core business.

E. Off-Balance Sheet Arrangements

In addition to loans, we had outstanding the following contingent liabilities and commitments at the dates indicated:

	As of December 31,
	2011	2010	2009
	(In Millions of Euros)
Contingent liabilities
Rediscounts, endorsements and acceptances	88	49	45
Guarantees and other sureties	31,103	28,092	26,266
Other contingent liabilities	8,713	8,300	6,874
Total contingent liabilities	39,904	36,441	33,185

Commitments
Balances drawable by third parties:
Credit entities	2,417	2,303	2,257
Public authorities	3,143	4,135	4,567
Other domestic customers	24,119	27,201	29,604
Foreign customers	59,299	53,151	48,497
Total balances drawable by third parties	88,978	86,790	84,925
Other commitments	4,788	3,784	7,398
Total commitments	93,766	90,574	92,323

Total contingent liabilities and commitments	133,670	127,015	125,508

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of December 31, 2011, 2010 and 2009:

	As of December 31,
	2011	2010	2009
	(In Millions of Euros)
Mutual funds	43,134	41,006	39,849
Pension funds	73,783	72,598	57,264
Other managed assets	26,349	25,435	26,501

Total	143,266	139,039	123,614

See Note 38 to the Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Our consolidated contractual obligations as of December 31, 2011 based on when they are due, were as follows:

	Less than One Year	One to Three Years	Three to Five Years	Over Five Years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	15,273	38,398	7,506	17,144	78,321
Subordinated liabilities	148	4,359	534	9,500	14,541
Deposits from customers	245,173	27,726	1,234	6,861	280,994
Capital lease obligations	—	—	—	—	—
Operating lease obligations	130	38	35	104	307
Purchase obligations	40	—	—	—	40
Post-employment benefits(1)	859	1,547	1,335	2,295	6,036
Insurance commitments	1,048	181	93	6,415	7,737

Total(2)	262,669	72,249	10,737	42,321	387,976

(1)

Represents the Group’s estimated aggregate amounts for pension commitments in defined-benefit plans and other post-employment commitments (such as early retirement and welfare benefits) for the next ten years, based on certain actuarial assumptions and an annual discount rate. Post-employment benefits are detailed in Note 26.2 to the Consolidated Financial Statements.

(2)

Interest to be paid is not included. The majority of the senior and subordinated debt was issued at variable rates. The financial cost of such issuances for 2011, 2010 and 2009 is detailed in Note 39.2 to the Consolidated Financial Statements.

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

Shareholders’ general meetings are subject to their own set of regulations on issues such as how they operate and what rights shareholders enjoy regarding such meetings. These establish the possibility of exercising or delegating votes over remote communication media.

Our Board of Directors has also approved a report on corporate governance for 2011, according to the guidelines set forth under Spanish regulation for listed companies.

Shareholders and investors may find the documents referred to above on our website (www.bbva.com).

Our website was created as an instrument to facilitate information and communication with shareholders. It provides special direct access to all information considered relevant to BBVA’s corporate governance system in a user-friendly manner.

A. Directors and Senior Management

We are managed by a Board of Directors that currently has 14 members.

Pursuant to article one of the Board regulations, Bank directorships may be executive or external. Executive directors have been conferred general powers to represent the Company on a permanent basis; they perform senior-management duties or are employees of the Company or its Group companies. All other Board members will be considered external.

Independent directors are those external directors who have been appointed in view of their personal and professional qualifications and can carry out their duties without being compromised by their relationships with us, our significant shareholders or our senior managements. Independent directors may not:

(i)	Have been employees or executive directors in Group companies, unless three or five years, respectively, have passed since they ceased to be so.

(ii)	Receive any amount or benefit from the Company or its Group companies for any reason other than remuneration of their directorship, unless it is insignificant.

Neither dividends nor supplementary pension payments that the director may receive from earlier professional or employment relationships shall be taken into account for the purposes of this section, provided they are not subject to conditions and the company paying them may not at its own discretion suspend, alter or revoke their accrual without breaching its obligations.

(iii)	Be or have been a partner in the external auditors’ firm or in charge of the auditor’s report with respect to the Company or any other Group company during the last three years.

(iv)	Be executive director or senior manager in any other company on which a Company executive director or senior manager is external director.

(v)

Maintain or have maintained during the past year an important business relationship with the Company or any of its Group companies, either on his/her own behalf or as relevant shareholder, director or senior manager of a company that maintains or has maintained such relationship.

Business relationships shall mean relationships as provider of goods and/or services, including financial, advisory and/or consultancy services.

(vi)	Be significant shareholders, executive directors or senior managers of any organization that receives or has received significant donations from the Company or its Group during the last three years.

Those who are merely trustees on a foundation receiving donations shall not be ineligible under this letter.

(vii)	Be married to or linked by equivalent emotional relationship, or related by up to second-degree family ties to an executive director or senior manager of the Company.

(viii)	Have not been proposed by the Appointments Committee for appointment or renewal.

(ix)

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

In December 2011, our Board of Directors resolved to amend the following articles of the Board regulations:

(i)	Article 1 (Conditions of directorship), to amend the definition of independent and proprietary directors;

(ii)

Article 4 (Term of office), to amend the age limit for directors and to introduce a technical improvement regarding the term of directors co-opted pursuant to article 244 of the Corporate Enterprises Act;

(iii)	Article 20 (Quorum and approval of resolutions), to adapt its wording to article 247.2 of the Corporate Enterprises Act;

(iv)	Article 24 (Meeting procedures), to include the possibility of holding Board meetings over remote communication media;

(v)	Article 26 (Composition of the Executive Committee), to amend the composition of the Executive Committee;

(vi)

Article 36 (Functions of the Remuneration Committee), to adapt it to Royal Decree 771/2011, including amongst its functions the direct oversight of the remuneration of senior managers tasked with the Bank’s risk management and compliance functions; and

(vii)

Article 40 (Rules of organization and operation of the Risks Committee), to include the Risks Committee’s power to request attendance at its meetings of persons with positions in the Group that are related to the Committee’s functions and to receive advice from experts.

The aforementioned amendments to the Board regulations were analyzed by the Executive Committee prior to their approval by the Board of Directors. The Board regulations can be read on the Bank’s corporate website (www.bbva.com)

The following provides a brief description of several significant matters covered in the regulations of the Board of Directors.

Appointment and Re-election of Directors

The proposals that the Board submits to the Company’s annual shareholders’ general meeting for the appointment or re-election of directors and the resolutions to appoint directors made by the Board of Directors shall be approved at the proposal of the Appointments Committee in the case of independent directors and on the basis of a report from said committee in the case of all other directors.

To such end, the committee assesses the skills, knowledge and experience required on the Board and the capacities the candidates must offer to cover any vacant seats. It evaluates how much time and work members may need to carry out their duties properly as a function of the needs that the Company’s governing bodies may have at any time.

Term of Directorships and Director Age Limit

Directors shall stay in office for the term defined by our bylaws (three years). If a director has been co-opted, they shall stay in office until the first shareholders’ general meeting is held. The general meeting may then ratify their appointment for the term of office remaining to the director whose vacancy they have covered through co-option, or else appoint them for the term of office established under our bylaws.

BBVA’s Board of Directors regulations establish an age limit for sitting on the Bank’s Board. Directors must present their resignation at the first Board meeting following the annual shareholders’ general meeting approving the accounts of the year in which they reach the age of seventy-five.

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

The Board of Directors

Our Board of Directors is currently comprised of 14 members.

The following table sets forth the names of the members of the Board of Directors as of that date of this Annual Report on Form 20-F, their date of appointment and, if applicable, reelection, their current positions and their present principal outside occupation and employment history.

Name	Birth Year	Current Position	Date Nominated	Date Re-elected	Present Principal Outside Occupation and Employment History(*)
Francisco González Rodríguez(1)	1944	Chairman and Chief Executive Officer	January 28, 2000	March 12, 2010	Chairman and CEO of BBVA, since January 2000. Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A.

Ángel Cano Fernández(1)	1961	President and Chief Operating Officer	September 29, 2009	March 12, 2010	President and Chief Operating Officer of BBVA, since 2009. Substitute director of Grupo Financiero BBVA Bancomer and BBVA Bancomer, S.A. de C.V., China National Citic Bank and Türkiye Garanti Bankasi A.Ş. board member. BBVA Director of Resources and Means from 2005 to 2009.

Tomás Alfaro Drake(2)(3)	1951	Independent Director	March 18, 2006	March 11, 2011	Chairman of the Appointments Committee of BBVA since May 25, 2010. Director of Business Management and Administration and Business Sciences programs at Universidad Francisco de Vitoria since 1998.

Juan Carlos Álvarez Mezquíriz(1)(3)	1959	Independent Director	January 28, 2000	March 11, 2011	Managing Director of Grupo El Enebro, S.A. Former Manager Director of Grupo Eulen. S.A. until 2010.

Ramón Bustamante y de la Mora(2)(5)	1948	Independent Director	January 28, 2000	March 12, 2010	Was Director and General Manager and Non-Executive Vice-President of Argentaria and Chairman of Unitaria (1997).

Name	Birth Year	Current Position	Date Nominated	Date Re-elected	Present Principal Outside Occupation and Employment History(*)
José Antonio Fernández Rivero(3)(5)	1949	Independent Director	February 28, 2004	March 16, 2012	Chairman of Risk Committee since March 30, 2004; On 2001 was appointed Group General Manager, until January 2003. Has been director representing BBVA on the Boards of Telefónica, Iberdrola, and of Banco de Crédito Local, and Chairman of Adquira.

Ignacio Ferrero Jordi(1)(4)	1945	Independent Director	January 28, 2000	March 12, 2010	Managing director of Nutrexpa, S.A. and La Piara, S.A. Chairman of Aneto Natural.

Belén Garijo López	1960	Independent Director	March 16, 2012	—	President of Commercial operations for Europe and Canada of Sanofi Aventis. Since 2011, Chief Operating Officer of Merck Serono S.A.

Carlos Loring Martínez de Irujo(2)(4)	1947	Independent Director	February 28, 2004	March 11, 2011	Chairman of the Compensation Committee of BBVA since May 2010 (former Chairman of the Appointments and Compensation Committee since April 2006). Was Partner of J&A Garrigues, from 1977 until 2004.

José Maldonado Ramos(1)(3)(4)	1952	External Director	January 28, 2000	March 16, 2012	Was appointed Director and General Secretary of BBVA, in January 2000. Took early retirement as Bank executive in December 2009.

Enrique Medina Fernández(1)(5)	1942	Independent Director	January 28, 2000	March 16, 2012	State Attorney on leave. Deputy Chairman of Gines Navarro Construcciones until it merged to become Grupo ACS.

Name	Birth Year	Current Position	Date Nominated	Date Re-elected	Present Principal Outside Occupation and Employment History(*)
José Luis Palao García-Suelto(2)(5)	1944	Independent Director	February 1, 2011	March 11, 2011	Chairman of the Audit and Compliance Committee of BBVA since March 29, 2011. Senior Partner of the Financial Division in Spain at Arthur Andersen, from 1979 until 2002. Freelance consultant, from 2002 to 2010.

Juan Pi Llorens(4)(5)	1950	Independent Director	July 27, 2011	March 16, 2012	Was executive Chairman of IBM Spain and until 2011 has held various senior positions in IBM at an international level.

Susana Rodríguez Vidarte(2)(3)(4)	1955	Independent Director	May 28, 2002	March 11, 2011	Was Dean of Deusto “La Comercial” University 1996-2009. Member of the accounts auditing institute.

(*)	Where no date is provided, the position is currently held.

(1)	Member of the Executive Committee.

(2)	Member of the Audit and Compliance Committee.

(3)	Member of the Appointments Committee.

(4)	Member of the Compensation Committee.

(5)	Member of the Risk Committee.

Executive Officers or Management Committee (Comité de Dirección)

Our executive officers were each appointed for an indefinite term. Their positions as of the date of this Annual Report on Form 20-F are as follows:

Name	Current Position	Present Principal Outside Occupation and Employment History(*)
Francisco González Rodríguez	Chairman and Chief Executive Officer	Chairman, BBVA, since January 2000. Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer, S.A.

Ángel Cano Fernández	President and Chief Operating Officer	Substitute director, Grupo Financiero BBVA Bancomer and BBVA Bancomer, S.A. de CV. Director of China National Citic Bank and of Türkiye Garanti Bankasi A.Ş.

Name	Current Position	Present Principal Outside Occupation and Employment History(*)
Eduardo Arbizu Lostao	Head of Legal, Audit and Compliance department	Head of Legal department of BBVA, since 2002; Chief Executive Officer, Barclays Bank Spain, 1997 to 2002.

Manuel González Cid	Head of Finance Division	Deputy General Manager, BBVA—Head of the Merger Office, 1999 to 2001. Head of Corporate Development, BBVA, 2001 to 2002. Director and Vice president of Repsol YPF, S.A. 2003-2005.

José María García Meyer-Dohner	Head of Global Retail and Business Banking	BBVA Business Management and Coordination Manager for Mexico, 2000-2001. Commercial Banking Manager for BBVA Bancomer, 2001-2004. From 2004 Head of USA, Country Manager and Chairman of BBVA Compass. Global Retail Business Banking since 2010.

Ignacio Deschamps González	Head of Mexico	Commercial Banking Director for BBVA Bancomer to 2006. General Director of BBVA Bancomer since December 2006.

Juan Asúa Madariaga	Head of Corporate and Business -Spain and Portugal	Global Corporate Banking Director, BBVA, 2000. E-Commerce Director, BBVA, 2000-2001. Corporate Global Banking Director, BBVA, 2001-2005.

Jose Barreiro Hernández	Head of Corporate and Investment Banking	Spanish Markets Director, BBVA, 2000-2001. Head of Global Markets and Distribution, Trading and Equity, BBVA, 2001-2005.

Vicente Rodero Rodero	Head of South America	BBVA Corporate Banking Director for Mexico, 1995-1999. BBVA Personal Banking Director, 1999-2003. BBVA Regional Director for Madrid, 2003-2004. BBVA Commercial Banking Director for Spain, 2004-2006.

Carlos Torres Vila	Head of Strategy & Development	BBVA Corporate Strategy & Development Director since January 2009. He entered in BBVA on September 2008. Before he worked five years in Endesa as Strategy Corporate Director.

Gregorio Panadero Illera	Head of Brand and Communication	From April 1, 2009, Head of BBVA Corporate Brand & Communications Department. Director of Communications and Corporate Responsibility at Grupo Ferrovial from 2006 to 2009.

Manuel Castro Aladro	Head of Risk	Head of BBVA Risk Department since September 2009. Director of Innovation and Business Development from 2005 to 2009.

Ramón Monell Valls	Head of Innovation & Technology	Head of BBVA Innovation and Technology since September 2009. From 2002-2005 Chief Operating Officer of BBVA in Chile. BBVA Director of Technology & Operations. (2006-2009).

Juan Ignacio Apoita Gordo	Head of Human Resources & Services	BBVA Head of Human Resources and Services since September 2009 BBVA Head of Human Resources Director from 2006 to 2009.

Manuel Sánchez Rodríguez	Head of United States	Working at BBVA since 1990. From 2002-2005 Risks Manager at BBVA Bancomer in Mexico. From 2005-2080 Laredo National Bank. CEO of BBVA Compass from 2008 and Country Manager from 2010.

(*)	Where no date is provided, positions are currently held.

B.	Compensation

The provisions of BBVA’s bylaws that relate to compensation of directors are in strict accordance with the relevant provisions of Spanish law. The shareholders’ general meeting held on March 16, 2012 resolved to amend article 53 of our bylaws on the allocation of profit or losses (pursuant to article 273 of the Corporate Enterprises Act) and the inclusion, pursuant to article 217 of the Corporate Enterprises Act, of a new article 33 bis regarding the compensation of non-executive directors. These amendments are applicable as of 2012. Compensation of BBVA executive directors will continue to be regulated by article 50 bis of our bylaws.

In accordance with our revised bylaws, the compensation of the Bank’s non-executive directors will no longer be based on profit sharing, and has been replaced instead by an annual fixed remuneration system. In addition, our bylaws continue to contemplate that part of the non-executive directors’ compensation will consist in the delivery of shares, as approved by the shareholders’ general meeting of March 18, 2006.

As of the date of this Annual Report, the amendments referred to above are pending registration with the Commercial Registry. In addition, pursuant to article 8.1 of Royal Decree 1245/1995, of July 14, on the creation of banks, cross-border activity and other matters relating to the legal regime of financial institutions, the bylaw amendments approved in the shareholders’ general meeting held on March 16, 2012 are conditional on obtaining the authorization from the relevant authorities.

Remuneration of non-executive Directors

The remuneration paid to individual non-executive members of the Board of Directors in 2011 is indicated below, broken down by type of remuneration in thousand of euros:

	Board	Executive Committee	Audit and Compliance Committee	Risk Committee	Appointments Committee	Compensation Committee	Total
Tomás Alfaro Drake	129	—	71	—	102	—	302
Juan Carlos Álvarez Mezquíriz	129	167	—	—	7	36	338
Ramón Bustamante y de la Mora	129	—	71	107	—	—	307
José Antonio Fernández Rivero(1)	129	—	—	214	41	—	383
Ignacio Ferrero Jordi	129	167	—	—	—	43	338
Carlos Loring Martínez de Irujo	129	—	71	—	—	107	307
José Maldonado Ramos	129	111	—	44	41	43	368
Enrique Medina Fernández	129	167	—	107	—	—	402
Jose Luis Palao García-Suelto(2)	118	—	134	62	—	—	314
Juan Pi Llorens(3)	54	—	—	27	—	11	91
Susana Rodríguez Vidarte	129	—	71	—	41	43	284

Total(4)	1,330	611	419	561	231	282	3,435

(1)

José Antonio Fernández Rivero, apart from the amounts listed in the above table, also received a total of €652 thousand during 2011 in early retirement payments as a former member of the BBVA management.

(2)	José Luis Palao García-Suelto was appointed member of the Board on February 1, 2011.

(3)	Juan Pi Llorens was appointed member of the Board on July 27, 2011.

(4)

Rafael Bermejo Blanco, who stood down as director on March 29, 2011, received the total sum of €104 thousand in remuneration as member of the Board of Director and for his positions on certain of its Committees.

Remuneration of executive Directors

The remuneration paid to executive directors of the Bank in 2011 is indicated below, broken down by type of remuneration in thousands of euros:

	Fixed remuneration	Variable remuneration(*)	Total
Chairman and CEO	1,966	3,011	4,977
President and COO	1,748	1,889	3,637

Total	3,714	4,900	8,614

(*)	Corresponds to the variable pay for 2010 paid in 2011.

In addition, the executive directors were paid remunerations in kind and in other forms in 2011 for a total amount of €32.5 thousand, of which €10.8 thousand correspond to the Chairman and CEO and €21.7 thousand pertain to the President and COO.

Remuneration of the members of the Management Committee (Comité de Dirección)

This section provides information on the members of the Management Committee who held this position as of December 31, 2011, excluding executive directors.

The remuneration paid in 2011 to the members of BBVA’s Management Committee amounted to €9,359 thousand in fixed remuneration and €14,296 thousand in variable remuneration accrued in 2010 and paid in 2011.

In addition, the members of the Management Committee received remuneration in kind and other items totaling €814 thousand in 2011.

New annual variable remuneration system

BBVA’s ordinary shareholders’ general meeting held on March 11, 2011 approved a new variable share-based remuneration system for BBVA’s executive team, including the executive directors.

This new system is based on a specific incentive for the members of the executive team (the “Incentive”). It consists of the annual allocation, to each beneficiary, of a number of units that serve as the basis for determining the number of shares that, if applicable, will correspond to each such beneficiary in the settlement of the Incentive based on the level of compliance with three indicators established by the annual shareholders’ general meeting: the Total Shareholders Return (TSR); the Group’s recurrent Economic Profit (EP); and the Group’s attributed net income.

The total number of units assigned under the Incentive for 2011 was 155,000 for the Chairman and CEO, 117,000 for the President and COO and a total of 620,500 to all remaining members of the Management Committee who held that position on December 31, 2011.

This number of units will be divided in three parts associated to each one of the indicators based on the weights established at all times, and each one of these parts will be multiplied by a coefficient ranging from 0 and 2 based on the scale defined each year for each of the indicators.

This Incentive, together with the ordinary variable remuneration in cash that corresponds to each member of the executive team, constitutes its annual variable remuneration (the “Annual Variable Remuneration”).

The shareholders’ general meeting held on March 11, 2011, likewise established a new settlement and payment system for the Annual Variable Remuneration applicable to the categories of employees whose professional activities may significantly affect the Bank’s risk profile or who perform control functions. This includes executive directors and the rest of the members of the Management Committee, and was adapted in accordance with the requirements established in Directive 76/2010, which was transposed to Spanish law by means of Royal Decree 771/2011 of June 3, 2011 (“Royal Decree 771/2011”).

The new Annual Variable Remuneration settlement system applicable to the executive directors and the rest of the members of the Management Committee established that they will receive at least 50% of the total of said remuneration in shares.

To this effect, if the economic value of the shares resulting from the Incentive corresponding to each executive director or to each member of the Management Committee in its settlement does not equal at least 50% of the amount of their Annual Variable Remuneration, they will be provided, in shares, the proportion of their ordinary variable remuneration that, added to the value of the shares from the Incentive, is needed to satisfy the percentage indicated. For this calculation, the value of the shares is considered to be the average closing price of the BBVA shares corresponding to the trading sessions between December 15, 2011 and January 15, 2012.

Once the amount of cash and shares corresponding to the executive directors and remaining members of the Management Committee in the settlement of their Annual Variable Remuneration has been determined, the payment will be subject to the conditions set forth in the annual general shareholders’ meeting’s agreement in 2011 such that:

•

The payment of 50% of the Annual Variable Remuneration, both from the part in cash and the part paid in shares, will be deferred. The deferred amount will, when applicable, be paid out in thirds over the next three years.

•

The shares that are provided each year from the settlement of the Annual Variable Remuneration will be unavailable for one additional year from the date they are provided; however, the sale of the number of shares needed to pay the taxes arising from the provision of the shares will be permitted.

•	The payment of the Annual Variable Remuneration will be subject to the non-occurrence of any of the situations established by the Board of Directors that limit or impede their provision.

Once 2011 was closed, the Annual Variable Remuneration of the executive directors for 2011 was determined, applying the aforementioned conditions agreed upon by the annual shareholders’ general meeting in March 2011. It includes their ordinary variable remuneration and the Incentive for the executive team. Thus, in the first quarter of 2012, they will receive the settlement of the Annual Variable Remuneration corresponding to 2011: €999,731 and 155,479 BBVA shares for the Chairman and CEO; and €635,865 euros and 98,890 BBVA shares in the case of the President and COO. In both cases, the shares will be unavailable for one year from the date they are provided, in line with the aforementioned terms.

Furthermore, in the first quarter of the years 2013, 2014 and 2015, the executive directors will receive the amount of €333,244 and 51,826 BBVA shares in the case of the Chairman and CEO, and €211,955 and 32,963 BBVA shares in the case of the President and COO, corresponding to the deferred portion of the Annual Variable Remuneration of 2011.

The payment of the deferred portions of the Annual Variable Remuneration will be subject to the non-occurrence of any of the situations established by the Board of Directors that limit or impede their payment, and will be subject to the updating of the terms set out by the Board of Directors. In addition, the shares provided each year will be unavailable for one year from the date they are provided, in line with the aforementioned terms.

As of December 31, 2011, these amounts were recognized under the heading “Other liabilities—Accruals” of the consolidated balance sheet.

Multi-year variable share-based remuneration programs for executive directors and members of the Management Committee

Settlement of the multi-year variable share-based remuneration program for 2009-2010

In the first quarter of 2011, the Multi-year Variable Share-based Remuneration Program for 2009-2010 was settled for the members of BBVA’s executive team, including the executive directors and other members of the Management Committee. This had been approved by the annual shareholders’ general meeting of March 13, 2009 and resulted in, after applying the conditions established initially, a multiplier coefficient of 0 for the units allocated. Thus, the Program was settled with no shares being awarded to its beneficiaries.

Multi-year variable share-based remuneration program for 2010-2011

The Bank’s annual shareholders’ general meeting held on March 12, 2010 approved a Multi-Year Variable Share-based Remuneration Program for 2010/2011 designed for the members of BBVA’s executive team, including the executive directors and members of the Management Committee (hereinafter, the “2010-2011 Program”). The result is obtained by multiplying the number of units assigned at the start of the Program to each beneficiary by a coefficient, between 0 and 2, established based on the evolution of the Bank’s total shareholders return (TSR) in 2010-2011 as compared to the evolution of this same indicator in a group of 18 international reference banks.

The number of units allocated to the executive directors, in accordance with the agreement of the annual shareholders’ general meeting was 105,000 for the Chairman and CEO and 90,000 for the President and COO; and a total of 385,000 units were allocated for all remaining members of the Management Committee who held that position on December 31, 2011.

The aforementioned annual shareholders’ general meeting established that the shares, if applicable, arising from the settlement of the Program be awarded to the beneficiaries, who could have those shares available to them as follows: (i) 40 percent of the shares received will be freely transferable by the beneficiaries at the moment they are received; (ii) 30 percent of the shares received will be transferable one year after the settlement date of the Program; and (iii) the remaining 30 percent will be transferable starting two years after the settlement date of the Program.

Once the 2010/2011 Program finalized on December 31, 2011, according to the conditions established initially, the determination of the TSR of BBVA and the 18 reference banks was made. BBVA held fourth place in the comparison table. Therefore, under the terms established by the annual shareholders’ general meeting, a multiplier coefficient of 2 was applied to the units allocated to each beneficiary. Thus, in the settlement of the Program, 210,000 BBVA shares were awarded to the Chairman and CEO; 180,000 BBVA shares were awarded to the President and COO; and 770,000 BBVA shares were awarded to all other members of the Bank’s Management Committee.

After this Program was established by the Board, Royal Decree 771/2011 was published demanding the application of the aforementioned deferment, unavailability and limitation regulations to the remuneration granted and still unpaid prior to it taking effect, referring to services rendered since 2010.

Thus, this standard and the requirements established in the aforementioned Royal Decree 771/2011 must be applied to the 2010/2011 Program. Therefore, the annual general shareholders’ meeting of the Bank set for March 16, 2012 will address the modification of the settlement and payment system of the 2010/2011 Program previously approved by the annual shareholders’ general meeting to adapt it to the terms established to that effect in Royal Decree 771/2011.

This change in the settlement and payment system will affect those Bank employees who, as beneficiaries of the 2010-2011 Program are considered to carry out professional activities that may significantly influence the Bank’s risk profile or who perform control functions. This includes, in all cases, all executive directors and other members of the Management Committee.

The new system indicates that executive directors and the remaining members of the Management Committee will only receive 50% of the shares prior to April 15, 2012 corresponding to them as a result of the settlement of the Program. They will receive the remaining 50% deferred in thirds over the years 2013, 2014 and 2015, respectively.

Those shares will also be subject to, according to the requirements of Royal Decree 771/2011, the unavailability criteria indicated in the section regarding the New Annual Variable Remuneration System; as such, they will be unavailable for a period of one year from the date on which they were awarded. Furthermore, the awarding of the deferred shares will be subject to the non-occurrence of any situation that impedes or limits the provision of the Annual Variable Remuneration, which is subject to being updated. The above is in accordance with that set out by the Bank’s Board of Directors.

Thus, in the application of this new settlement and payment system for the 2010-2011 Program, the executive directors will, as a result, receive 105,000 BBVA shares (in the case of the Chairman and CEO) and 90,000 shares (in the case of the President and COO) prior to April 15, 2012. Furthermore, on the same dates in the years 2013, 2014 and 2015, the executive directors will receive the amount of 35,000 BBVA shares in the case of the Chairman and CEO, and 30,000 BBVA shares in the case of the President and COO, corresponding to the deferred portion of this Program.

Scheme for remuneration of non-executive directors with deferred distribution of shares

BBVA has a remuneration system with deferred distribution of shares in place for its non-executive directors that was approved by the annual shareholders’ general meeting held on March 18, 2006 and renewed for an additional 5-year period through an agreement by the annual shareholders’ general meeting held on March 11, 2011.

This system consists in the annual allocation of a number of “theoretical shares” to the non-executive directors equivalent to 20% of the total remuneration received by each in the previous year. This is based on the average closing prices of the BBVA shares during the last sixty trading sessions prior to the dates of the ordinary general meetings approving the annual financial statements for each year.

The shares will be subject to being awarded, if applicable, to each beneficiary on the date he or she leaves the position of director for any reason except serious breach of duties.

The number of “theoretical shares” allocated to non-executive director deferred share distribution system beneficiaries in 2011, corresponding to 20% of the total remuneration received by each in 2010, is as follows:

	Theoretical Shares Assigned in 2011	Accumulated Theoretical Shares
Tomás Alfaro Drake	6,144	19,372
Juan Carlos Álvarez Mezquíriz	8,010	47,473
Ramón Bustamante y de la Mora	7,270	45,319
José Antonio Fernández Rivero	8,673	38,814
Ignacio Ferrero Jordi	8,010	48,045
Carlos Loring Martínez de Irujo	7,275	33,098
José Maldonado Ramos	6,733	6,733
Enrique Medina Fernández	9,527	61,314
Susana Rodríguez Vidarte	6,315	31,039

Total(*)	67,957	331,207

(*)	Rafael Bermejo Blanco, who stood down as director on March 29, 2011, was also allocated 9,806 theoretical shares.

Pension commitments

The provisions registered as of December 31, 2011 for pension commitments to the President and COO are €16,831 thousand, of which €2,417 thousand were charged against 2011 earnings. As of this date, there are no other pension obligations to executive directors.

Also, €99 thousand in insurance premiums were paid on behalf of non-executive directors who are members of the Board of Directors.

The provisions registered as of December 31, 2011 for pension commitments for the Management Committee members, excluding executive directors, amounted to €60,312 thousand. Of these, €8,832 thousand were charged against 2011 earnings.

Termination of the contractual relationship

There were no commitments as of December 31, 2011 for the payment of compensation to executive directors, except as set forth below.

In the case of the President and COO, the contract lays down that in the event that he lose this status due to a reason other than his own will, retirement, disability or dereliction of duty, he shall take early retirement with a pension, which can be received as life income or common stock, equal to 75% of their pensionable salary if this occurs before he reaches the age of 55, or 85% after that age.

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

As of the date of this Annual Report, BBVA’s Executive Committee was comprised of two executive directors and four external directors being three of them independent, as follows:

Position	Name
Chairman	Mr. Francisco González Rodríguez
Members	Mr. Ángel Cano Fernández Mr. Juan Carlos Álvarez Mezquíriz Mr. Ignacio Ferrero Jordi Mr. José Maldonado Ramos Mr. Enrique Medina Fernández

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

The Executive Committee shall meet on the dates indicated in the annual calendar of meetings and when the chairman or acting chairman so decides. During 2011, the Executive Committee met 18 times.

Audit and Compliance Committee

This committee shall perform the duties required under applicable laws, regulations and our bylaws. Essentially, it has authority from the Board to supervise the financial statements and the oversight of the Group.

The Board regulations establish that the Audit and Compliance Committee shall have a minimum of four members appointed by the Board in light of their know-how and expertise in accounting, auditing and/or risk management. They shall all be independent directors, one of whom shall act as chairman, also appointed by the Board. See “Item 16.A. Audit Committee Financial Expert”.

As of the date of this Annual Report, the Audit and Compliance Committee members were:

Position	Name
Chairman	Mr. José Luis Palao García-Suelto
Members	Mr. Tomás Alfaro Drake Mr. Ramón Bustamante y de la Mora Mr. Carlos Loring Martínez de Irujo Mrs. Susana Rodríguez Vidarte

The scope of its functions is as follows (for purposes of the below, “entity” refers to BBVA):

•	Report to the shareholders’ general meeting on matters that are raised at its meetings on matters within its competence.

•

Supervise the efficacy of the Company’s internal control and oversight, internal audit, where applicable, and the risk-management systems, and discuss with the auditors or audit firms any significant issues in the internal control system detected when the audit is conducted.

•	Supervise the process of drawing up and reporting regulatory financial information.

•	Propose the appointment of auditors or audit firms to the Board of Directors for it to submit the proposal to the shareholders’ general meeting, in accordance with applicable regulations.

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

•	Ensure that the internal codes of ethics and conduct and securities market trading, as they apply to Group personnel, comply with legislation and are appropriate for the Bank.

•	Especially to enforce compliance with provisions contained in BBVA Director’s Charter, and ensure that directors satisfy applicable standards regarding their conduct on the securities markets.

•	Any others that may have been allocated under these regulations or attributed to the committee by a Board of Directors resolution.

•	The committee shall also monitor the independence of external auditors. This entails the following two duties:

•	Ensuring that the auditors’ warnings, opinions and recommendations are followed.

•	Establishing the incompatibility between the provision of audit and the provision of consultancy services, unless there are no alternatives in the market to the auditors or

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

The Audit and Compliance Committee meets as often as necessary to comply with its tasks, although an annual meeting schedule is drawn up in accordance with its duties. During 2011, the Audit and Compliance Committee met 12 times.

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

Likewise, the committee can call on the personal cooperation and reports of any member of the Management Committee when it considers that this is necessary to carry out its functions with regard to relevant issues.

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

As of the date of this Annual Report, the members of the Appointments Committee were:

Position	Name
Chairman	Mr. Tomás Alfaro Drake
Members	Mr. Juan Carlos Álvarez Mezquíriz Mr. José Antonio Fernández Rivero Mr. José Maldonado Ramos Mrs. Susana Rodríguez Vidarte

The duties of the Appointments Committee are as follows:

•	Draw up and report proposals for appointment and re-election of directors.

To such end, the Committee will evaluate the skills, knowledge and experience that the Board requires, as well as the conditions that candidates should display to fill the vacancies arising.

The Committee will ensure that the selection procedures are not marred by implicit biases that may hinder the selection of female directors to fill vacancies, while trying to ensure that women who possess the professional profile sought are included on the shortlists when there are no or few current female directors.

When drafting proposals for the appointment and re-election of directors, the Committee will consider applications for potential candidates submitted by current Board members when appropriate.

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

The chair of the Appointments Committee will convene it as often as necessary to comply with its functions although an annual meeting schedule will be drawn up in accordance with its duties. During 2011, the Appointments Committee met 10 times.

Compensation Committee

The Compensation Committee’s essential function is to assist the Board on matters regarding the remuneration policy for directors and senior management. It seeks to ensure that the remuneration policy established by the Company is duly observed.

The Committee will comprise a minimum of three members who will be external directors appointed by the Board, which will also appoint its chair. The chair and the majority of its members must be independent directors, in compliance with the Board regulations.

As of the date of this Annual Report, the members of the Appointments Committee were:

Position	Name
Chairman	Mr. Carlos Loring Martínez de Irujo
Members	Mr. Ignacio Ferrero Jordi Mr. José Maldonado Ramos Mr. Juan Pi Llorens Mrs. Susana Rodríguez Vidarte

The scope of the functions of the Compensation Committee is as follows:

•	Propose the remuneration system for the Board of Directors as a whole, in accordance with the principles established in the Company bylaws, their amounts and method of payment.

•

Determine the extent and amount of the remuneration, entitlements and other economic rewards for the Chairman and CEO, the President and COO and, where applicable, other executive directors of the Bank, so that these can be reflected in their contracts. The Committee’s proposals on such matters will be submitted to the Board of Directors.

•	Issue a report on the directors’ remuneration policy each year. This will be submitted to the Board of Directors, which will apprise the Company’s annual shareholders’ general meeting of this.

•

Propose the remuneration policy for senior management to the Board, and the basic terms and conditions to be contained in their contracts, directly supervising the remuneration of the senior managers responsible for risk management and with compliance functions within the Bank.

•	Propose the remuneration policy to the Board for employees whose professional activities may have a significant impact on the Bank’s risk profile.

•

Oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to executive directors, senior management and employees whose professional activities may have a significant impact on the Bank’s risk profile.

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

The chair of the Compensation Committee will convene it as often as necessary to comply with its functions although an annual meeting schedule will be drawn up in accordance with its duties. During 2011, the Compensation Committee met 9 times.

Risk Committee

The Board’s Risk Committee is tasked with the analysis of issues related to our risk management and control policy and strategy. It assesses and approves any risk transactions that may be significant.

The Risk Committee shall have a majority of external directors, with a minimum of three members, appointed by the Board of Directors, which shall also appoint its chairman.

As of the date of this Annual Report, the members of the Risk Committee were:

Position	Name
Chairman	Mr. José Antonio Fernández Rivero
Members	Mr. Ramón Bustamante y de la Mora Mr. Enrique Medina Fernández Mr. José Luis Palao García-Suelto Mr. Juan Pi Llorens

Under the Board regulations, it has the following duties:

•	Analyze and evaluate proposals related to our risk management and oversight policies and strategy. In particular, these shall identify:

a)	the risk map;

b)	the setting of the level of risk considered acceptable according to the risk profile (expected loss) and capital map (risk capital) broken down by our businesses and areas of activity;

c)	the internal information and oversight systems used to oversee and manage risks; and

d)	the measures established to mitigate the impact of risks identified should they materialize.

•	Monitor the match between risks accepted and the profile established.

•	Assess and approve, where applicable, any risks whose size could compromise our capital adequacy or recurrent earnings, or that present significant potential operational or reputational risks.

•	Check that we possess the means, systems, structures and resources benchmarked against best practices to allow implementation of its risk management strategy.

Pursuant to our Board regulations, the Committee may request the attendance at its sessions of persons with positions in the group that are related to the Committee’s functions. It may also obtain advice as necessary to establish criteria related to its functions.

The committee meets as often as necessary to best perform its duties, usually once a week. In 2011, it held 43 meetings.

D. Employees

As of December 31, 2011, we, through our various affiliates, had 110,645 employees. Approximately 84% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

Country	BBVA	Banks	Companies	Total
Spain	26,188	19	2,727	28,934
United Kingdom	162	—	—	162
France	98	—	—	98
Italy	55	—	226	281
Germany	51	—	—	51
Switzerland	—	127	—	127
Portugal	—	877	—	877
Belgium	37	—	—	37
Russia	4	—	—	4
Ireland	—	5	—	5
Luxembourg	3	—	—	3
Turkey	11	—	—	11

Total Europe	26,609	1,028	2,953	30,590

United States	228	11,947	—	12,175

Country	BBVA	Banks	Companies	Total

Panama	—	365	—	365
Puerto Rico	—	906	—	906
Argentina	—	5,896	—	5,896
Brazil	3	—	13	16
Colombia	—	6,151	—	6,151
Venezuela	—	5,398	—	5,398
Mexico	—	35,950	—	35,950
Uruguay	—	542	—	542
Paraguay	—	452	—	452
Bolivia	—	—	206	206
Chile	—	5,710	—	5,710
Cuba	1	—	—	1
Peru	—	5,769	—	5,769
Ecuador	—	—	235	235

Total Latin America	4	67,139	454	67,597

Hong Kong	198	—	—	198
Japan	11	—	—	11
China	16	—	16	32
Singapore	15	—	—	15
India	5	—	—	5
South Korea	18	—	—	18

Total Asia	263	—	16	279

Australia	4	—	—	4

Total Oceania	4	—	—	4

Total	27,108	80,114	3,423	110,645

As of December 31, 2010, we, through our various affiliates, had 106,976 employees. Approximately 83% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

Country	BBVA	Banks	Companies	Total
Spain	25,939	442	2,035	28,416
United Kingdom	93	—	—	93
France	94	—	—	94
Italy	53	—	226	279
Germany	40	—	—	40
Switzerland	—	128	—	128
Portugal	—	925	—	925
Belgium	40	—	—	40
Russia	4	—	—	4
Ireland	—	5	—	5

Total Europe	26,263	1,500	2,261	30,024

United States	165	11,975	—	12,140

Country	BBVA	Banks	Companies	Total

Panama	—	345	—	345
Puerto Rico	—	865	—	865
Argentina	—	5,705	—	5,705
Brazil	3	—	17	20
Colombia	—	5,867	—	5,867
Venezuela	—	5,509	—	5,509
Mexico	—	34,082	—	34,082
Uruguay	—	200	—	200
Paraguay	—	372	—	372
Bolivia	—	—	209	209
Chile	—	5,413	—	5,413
Cuba	1	—	—	1
Peru	—	5,715	—	5,715
Ecuador	—	—	273	273

Total Latin America	4	64,073	499	64,576

Country	BBVA	Banks	Companies	Total
Hong Kong	169	—	—	169
Japan	13	—	—	13
China	13	—	11	24
Singapore	17	—	—	17
India	2	—	—	2
South Korea	8	—	—	8

Total Asia	222	—	11	233

Australia	3	—	—	3

Total Oceania	3	—	—	3

Total	26,657	77,548	2,771	106,976

As of December 31, 2009, we, through our various affiliates, had 103,721 employees. Approximately 82% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

Country	BBVA	Banks	Companies	Total
Spain	25,871	476	1,589	27,936
United Kingdom	89	—	—	89
France	94	—	—	94
Italy	55	—	208	263
Germany	35	—	—	35
Switzerland	—	113	—	113
Portugal	—	917	—	917
Belgium	37	—	—	37
Russia	4	—	—	4
Ireland	—	5	—	5

Total Europe	26,185	1,511	1,797	29,493

United States	136	12,166	—	12,302

Country	BBVA	Banks	Companies	Total

Panama	—	308	—	308
Puerto Rico	—	777	—	777
Argentina	—	5,300	—	5,300
Brazil	3	—	17	20
Colombia	—	5,821	—	5,821
Venezuela	—	5,791	—	5,791
Mexico	—	32,580	—	32,580
Uruguay	20	185	—	205
Paraguay	—	250	—	250
Bolivia	—	—	207	207
Chile	—	5,039	—	5,039
Cuba	1	—	—	1
Peru	—	5,208	—	5,208
Ecuador	—	—	262	262

Total Latin America	24	61,259	486	61,769

Hong Kong	116	—	—	116
Japan	10	—	—	10
China	15	—	—	15
Singapore	9	—	—	9
India	2	—	—	2
South Korea	2	—	—	2

Total Asia	154	—	—	154

Country	BBVA	Banks	Companies	Total
Australia	3	—	—	3

Total Oceania	3	—	—	3

Total	26,502	74,936	2,283	103,721

The terms and basic conditions of employment in private sector banks in Spain are negotiated with trade unions representing sector bank employees. Wage negotiations take place on an industry-wide basis. This process has historically produced collective bargaining agreements binding upon all Spanish banks and their employees. The collective bargaining agreement in application during 2009 and 2010 came into effect as of January 1, 2007 and ended on December 31, 2010. On March 14, 2012, the XXII collective bargain agreement was signed. This agreement became effective on January 1, 2011 and will remain in effect until December 31, 2014.

As of December 31, 2011, 2010 and 2009, we had 1,689, 1,060 and 350 temporary employees in our Spanish offices, respectively.

E. Share Ownership

As of April 24 2012, the members of the Board of Directors owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Gonzalez Rodríguez, Francisco	1,302,627	1,359,262	2,661,889	0.053
Cano Fernández, Ángel	533,150	—	533,150	0.011
Alfaro Drake, Tomás	13,702	—	13,702	0.000
Álvarez Mezquíriz, Juan Carlos	176,928	—	176,928	0.003
Bustamante y de la Mora, Ramon	12,795	2,524	15,319	0.000
Fernandez Rivero, José Antonio	62,552	—	62,552	0.001
Ferrero Jordi, Ignacio	3,826	59,516	63,342	0.001
Garijo López, Belén	—	—	—	—
Loring Martínez de Irujo, Carlos	49,411	—	49,411	0.001
Maldonado Ramos, José	73,264	—	73,264	0.001
Medina Fernández, Enrique	42,299	1,592	43,891	0.001
Palao García-Suelto, José Luis	9,263	—	9,263	0.000
Pi Llorens, Juan	34,602	—	34,602	0.001
Rodriguez Vidarte, Susana	22,000	3,124	25,124	0.001

TOTAL	2,336,419	1,426,018	3,762,437	0.074

BBVA has not granted options on its shares to any members of its administrative, supervisory or management bodies. Information regarding the variable share-based remuneration system for BBVA’s executive team, including the executive directors and the Multi-year variable share-based remuneration program for 2010-2011, is provided under “Item 6. Directors, Senior Management and Employees—Compensation.”

As of April 24, 2012, the Management Committee (excluding executive directors) and their families owned 1,931,765 shares. None of the members of our Management Committee held 1% or more of BBVA’s shares as of such date.

As of April 24, 2012, a total of 26,143 employees (excluding the members of the Management Committee and executive directors) owned 55,426,664 shares, which represents 1.09% of our capital stock.

ITEM 7. MAJOR	SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of April 13, 2012, Manuel Jove Capellán, beneficially owned 5.07% of our shares. There have not been significant changes in his percentage ownership in the past 3 years. To our knowledge, no other person, corporation or government beneficially owned, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of April 13, 2012, there were 999,811 registered holders of BBVA’s shares, with an aggregate of 5,061,082,378 shares, of which 227 shareholders with registered addresses in the United States held a total of 1,016,624,380 shares (including shares represented by American Depositary Receipts (“ADRs”)). Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. Our directors and executive officers did not own any ADRs as of April 13, 2012. See “Item 6. Directors, Senior Management and Employees—Share Ownership”

B. Related Party Transactions

Loans to Directors, Executive Officers and Other Related Parties

As of December 31, 2011, there was no amount disposed of the loans granted by the Group’s credit institutions to the members of the Bank’s Board of Directors and, at that date, the loans granted by the Group’s credit institutions to the members of the Management Committee (excluding the executive directors) amounted to €6,540 thousand.

The loans granted by the Group’s credit institutions as of December 31, 2010 and 2009 to the members of the Board of Directors of the Bank amounted to €531 and €806 thousand, respectively, and the loans granted by the Group’s credit institutions to members of the Management Committee (excluding the executive directors), amounted to €4,924 and €3,912 thousand as of December 31, 2010 and 2009, respectively.

The amount disposed of the loans granted as of December 31, 2011, 2010 and 2009 to parties related to the members of the Bank’s Board of Directors and Management Committee amounted to €20,593, €28,493 and €51,882 thousand, respectively.

As of December 31, 2011, no guarantees were granted to any member of the Board of Directors, and the amount of guarantees granted to members of the Bank’s Management Committee reached €9 thousand. As of December 31, 2010 and 2009, no guarantees, financial leases or commercial loans were granted to members of the Board of Directors or the Management Committee.

As of December 31, 2011, 2010 and 2009, guarantees, financial leases and commercial loan transactions arranged with parties related to the members of the Bank’s Board of Directors and its Management Committee reached €10,825, €4,424 and €24,514 thousand, respectively.

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

A. Consolidated Statements and Other Financial Information

Financial Information

See Item 18.

Dividends

The table below sets forth the amount of interim, final and total cash dividends paid by BBVA on its shares for the years 2007 to 2011. The rate used to convert euro amounts to dollars was the noon buying rate at the end of each year.

	Per Share
	First Interim		Second Interim		Third Interim		Final		Total
	€	$	€	$	€	$	€	$	€	$
2007	€0.152	$0.222	€0.152	$0.222	€0.152	$0.222	€0.277	$0.405	€0.733	$1.070
2008	€0.167	$0.232	€0.167	$0.232	€0.167	$0.232	(*)	(*)	€0.501	$0.697
2009	€0.090	$0.129	€0.090	$0.129	€0.090	$0.129	€0.150	$0.215	€0.420	$0.602
2010	€0.090	$0.068	€0.090	$0.068	€0.090	$0.068	(**)	(**)	€0.270	$0.203
2011	€0.100	$0.130	(***)	(***)	€0.100	$0.130	(****)	(****)	€0.200	$0.259

(*)

On March 13, 2009, our shareholders approved the distribution of additional shareholder remuneration to complement the 2008 cash dividend in the form of an in-kind distribution of a portion of the share premium reserve. On April 20, 2009, our shareholders received BBVA shares from treasury stock in the proportion of one share for every 62 shares outstanding. Accordingly, the number of shares distributed was 60,451,115. This payment entailed a charge against the share premium reserve of €317 million, the weighted average market price of BBVA shares in the continuous electronic market on the trading session on March 12, 2009, the day immediately preceding the date of the annual shareholders’ general meeting.

(**)

In execution of the 2011 “Dividendo Opción” described under “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends”, on March 29, 2011, the Board of Directors executed the first free-of-charge capital increase approved by our shareholders in the general shareholders meeting of March 11, 2011 for the implementation of the 2011 “Dividendo Opción “ scheme. This free of charge capital increase gave BBVA shareholders the option to receive one (1) newly-issued share of the Bank for each 59 shares of BBVA held by them or to receive a cash remuneration of €0.149 per share. For more information, please see BBVA’s report on Form 6-K furnished to the United States Securities Exchange Commission on March 29, 2011 (SEC Accession No. 0001309014-11-000177).

(***)

In execution of the 2011 “Dividendo Opción” described under “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends”, on September 27, 2011, the Board of Directors executed the second free-of-charge capital increase approved by our shareholders in the general shareholders meeting of March 11, 2011 for the implementation of the 2011 “Dividendo Opción “ scheme. This free of charge capital increase gave BBVA shareholders the option to receive one (1) newly-issued share of the Bank for each 56 shares of BBVA held by them or to receive a cash remuneration of €0.10 per share. For more information, please see BBVA’s report on Form 6-K furnished to the United States Securities Exchange Commission on September 27, 2011 (SEC Accession No. 0001309014-11-000624).

(****)

In execution of the 2012 “Dividendo Opción” described under “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends”, on April 11, 2012, the Executive Committee of the Board of Directors executed the first free-of-charge capital increase approved by our shareholders in the general shareholders meeting of March 16, 2012 for the implementation of the 2012 “Dividendo Opción” scheme. This free of charge capital increase gives BBVA shareholders the option to receive one (1) newly-issued share of the Bank for each 47 shares of BBVA held by them or to receive a cash remuneration of €0.118 per share. For more information, please see BBVA’s reports on Form 6-K furnished to the United States Securities Exchange Commission on March 28, 2012 and April 11, 2012 (SEC Accession Nos. 0001309014-12-000237 and 0001309014-12-000277 respectively).

We have paid annual dividends to our shareholders since the date we were founded. Historically, we have paid interim dividends each year. The total dividend (cash and scrip) for a year is proposed by the Board of Directors following the end of the year to which it relates. The unpaid portion of this dividend (the final dividend) is paid in cash or scrip after the approval of our financial statements by the shareholders at the annual shareholders’ general meeting. Interim and final dividends are payable to holders of record on the dividend payment date. Unclaimed dividends revert to BBVA five years after declaration.

While we expect to declare and pay dividends (in cash or scrip) on our shares on a quarterly basis in the future, the payment of dividends will depend upon our earnings, financial condition, governmental regulations and policies and other factors.

As described under “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends”, the annual shareholders’ general meeting held on March 16, 2012 passed a resolution adopting a new scrip dividend scheme called “Dividendo Opción” on similar terms as the 2011 “Dividendo Opción” scheme. Accordingly, the “Dividendo Opción” is implemented as an alternative remuneration scheme for BBVA shareholders with the aim to provide BBVA shareholders with a flexible option to receive newly issued shares of the Bank, without thereby altering BBVA’s cash remuneration policy.

Subject to the terms of the deposit agreement entered into with the Bank of New York Mellon, holders of ADSs are entitled to receive dividends (in cash or scrip) attributable to the shares represented by the ADSs evidenced by their ADRs to the same extent as if they were holders of such shares.

For a description of BBVA’s access to the funds necessary to pay dividends on the shares, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends”. In addition, BBVA may not pay dividends except out of its unrestricted reserves available for the payment of dividends, after taking into account the Bank of Spain’s capital adequacy requirements. Capital adequacy requirements are applied by the Bank of Spain on both a consolidated and individual basis. See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital”. Under Spain’s capital adequacy requirements, we estimate that as of December 31, 2011, BBVA had approximately €11 billion of reserves in excess of applicable capital and reserve requirements, which were not restricted as to the payment of dividends.

Legal Proceedings

The Group is party to certain legal actions in a number of jurisdictions, including, among others, Spain, Mexico and the United States, arising in the ordinary course of business. BBVA considers that none of such actions is material, individually or in the aggregate, and none of such actions is expected to result in a material adverse effect on the Group’s financial position, results of operations or liquidity, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of the actions arising in the ordinary course of business. BBVA has not disclosed to the markets any contingent liability that could arise from such actions as it does not consider them material.

B. Significant Changes

No significant change has occurred since the date of the Consolidated Financial Statements other than those mentioned in our Consolidated Financial Statements.

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

The table below sets forth, for the periods indicated, the high and low sales closing prices for the shares of BBVA on the Automated Quotation System.

	Euro per Share
	High	Low
Fiscal year ended December 31, 2007
Annual	20.08	15.60
Fiscal year ended December 31, 2008
Annual	16.58	7.16
Fiscal year ended December 31, 2009
Annual	13.17	4.68
Fiscal year ended December 31, 2010
Annual	13.15	7.08
First Quarter	13.15	9.39
Second Quarter	11.32	7.41
Third Quarter	10.79	8.48
Fourth Quarter	9.99	7.08

	Euro per Share
	High	Low
Fiscal year ended December 31, 2011
Annual	9.43	5.14
First Quarter	9.43	6.92
Second Quarter	8.82	7.49
Third Quarter	8.34	5.14
Fourth Quarter	6.93	5.50
Month ended October 31, 2011	6.93	5.82
Month ended November 30, 2011	6.30	5.50
Month ended December 31, 2011	6.71	6.01
Fiscal year ended December 31, 2011
Month ended January 31, 2012	6.97	6.06
Month ended February 29, 2012	7.30	6.73
Month ended March 31, 2012	6.81	5.86
Month ended April 30, 2012 (through April 20)	5.97	4.95

From January 1, 2011 through December 31, 2011 the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.649% and 1.855%, calculated on a daily basis. As of April 4, 2012, the percentage of outstanding shares held by BBVA and its affiliates was 1.140%.

The table below sets forth the reported high and low sales closing prices for the ADSs of BBVA on the New York Stock Exchange for the periods indicated.

	U.S. Dollars per ADS
	High	Low
Fiscal year ended December 31, 2007
Annual	26.23	21.56
Fiscal year ended December 31, 2008
Annual	24.27	8.45
Fiscal year ended December 31, 2009
Annual	19.69	5.76
Fiscal year ended December 31, 2010
Annual	18.99	8.87
First Quarter	18.99	12.91
Second Quarter	15.40	8.87
Third Quarter	14.19	10.62
Fourth Quarter	13.99	9.21
Fiscal year ended December 31, 2011
Annual	12.95	7.32
First Quarter	12.95	9.03
Second Quarter	12.90	10.49
Third Quarter	12.13	7.49
Fourth Quarter	9.94	7.32
Month ended October 31, 2011	9.94	7.63
Month ended November 30, 2011	8.75	7.32
Month ended December 31, 2011	8.95	7.77
Fiscal year ended December 31, 2011
Month ended January 31, 2012	9.10	7.61
Month ended February 29, 2012	9.72	8.95
Month ended March 31, 2012	9.11	7.85
Month ended April 30, 2012 (through April 20)	7.97	6.47

Securities Trading in Spain

The Spanish securities market for equity securities consists of the Automated Quotation System and the four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia. During 2011, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

Clearing and Settlement System.

On April 1, 2003, by virtue of Law 44/2002 and of Order ECO 689/2003 of March 27, 2003 approved by the Spanish Ministry of Economy, the integration of the two main existing book-entry settlement systems existing in Spain at the time—the equity settlement system Servicio de Compensación y Liquidación de Valores (“SCLV”) and the Public Debt settlement system Central de Anotaciones de Deuda del Estado (“CADE”)—took place. As a result of this integration, a single entity, known as Sociedad de Gestión de los Sistemas de Registro Compensación y Liquidación de Valores (“Iberclear”) assumed the functions formerly performed by SCLV and CADE according to the legal regime stated in article 44 bis of the Spanish Securities Market Act.

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

On October 4, 2011, the Spanish Congress approved Law 32/2011, which amends the Securities Markets Act by enhancing the clearing, settlement and book-entry system (by establishing central counterparty equity clearing).

Trading by the Bank and its Affiliates in the Shares

Trading by subsidiaries in their parent companies shares is restricted by the Corporate Enterprises Act.

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

Tax Requirements

According to Law 19/2003 and its associated regulations, an issuer’s parent company (credit entity or listed company) is required, on an annual basis, to provide the Spanish tax authorities with the following: (i) disclosure of information regarding those investors with Spanish Tax residency obtaining income from securities and (ii) the amount of income obtained by them in each period.

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

The annual general shareholders’ meeting held on March 16, 2012, resolved to amend the following articles of our bylaws: (i) article 20 (Notice of meeting); (ii) article 21 (Form and content of the notice of meeting); (iii) article 29 (Shareholders’ right to information); (iv) article 31 (Adoption of resolutions); (v) article 40 (Board meetings and notice of meetings); and (vi) article 41 (Quorum and adoption of resolutions), to adapt them to the Corporate Enterprises Act, as amended by Law 25/2011, of August 1, which incorporated Directive 2007/36/EC, of July 11, on the exercise of certain rights of shareholders in listed companies.

As mentioned in “Item 6. Directors, Senior Management and Employees—Compensation” the annual general shareholders’ meeting also resolved to amend article 53 of our bylaws on the allocation of profit or losses and the inclusion of a new article 33 bis regarding the compensation of non-executive directors.

As of the date of this Annual Report these amendments are pending registration with the Commercial Registry. In addition, pursuant to article 8.1 of Royal Decree 1245/1995, of July 14, on the creation of banks, cross-border activity and other matters relating to the legal regime of financial institutions, the bylaw amendments approved in the shareholders’ general meeting held on March 16, 2012 are conditional on obtaining the authorization from the relevant authorities.

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

Certain Provisions Regarding Privileged Shares

The bylaws authorize us to issue ordinary, non-voting, redeemable and privileged shares. As of the date of the filing of this Annual Report, we have no non-voting, redeemable or privileged shares outstanding.

The Company may issue shares that confer some privilege over ordinary shares under the legally established terms and conditions, complying with the formalities prescribed for amending our bylaws.

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

Once the perquisites established by law or in our bylaws have been covered, dividends may be paid out to shareholders and charged to the year’s profit or to unrestricted reserves, in proportion to the capital they may have paid up, provided the value of the total net assets is not, or as a result of such distribution would not be, less than the share capital. Shareholders will participate in the distribution of dividends in proportion to their paid-in capital. The right to collect a dividend lapses after five years as of the date in which it was first available to the shareholders. Shareholders also have the right to participate in proportion to their paid-in capital in any distribution resulting from our liquidation.

Each voting share will confer the right to one vote on the holder present or represented at the general meeting. However, unpaid shares with respect to which a shareholder is in default of the resolutions of the Board of Directors relating to their payment will not be entitled to vote. The bylaws contain no provisions regarding cumulative voting.

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

Shareholders’ Meetings

The annual shareholders’ general meeting has its own set of regulations on issues such as how it operates and what rights shareholders enjoy regarding annual general shareholders’ meeting. These establish the possibility of exercising or delegating votes over remote communication media.

General shareholders’ meetings may be annual or extraordinary. Annual general shareholders’ meetings are held within the first six months of each financial year in order to review, among other things, the management of the company, and to approve, if applicable, annual financial statements for the previous fiscal year. Extraordinary general shareholders’ meetings are those meetings that are not ordinary. In any case, the requirements mentioned below for constitution and adoption of resolutions are applicable to both categories of general meetings.

General shareholders’ meetings must be convened by the Board of Directors, whether by their own decision or upon the request of shareholders holding at least five percent of our share capital.

The annual general shareholders’ meeting held on March 16, 2012, resolved to amend article 5 of our shareholders’ general meeting regulations which establishes that annual and extraordinary shareholders’ general meetings must be called within the notice period required by law. This will be done by means of an announcement published by the Board of Directors or its proxy in the Official Gazette of the Companies Registry (“BORME”) or one of the daily newspapers in Spain with the highest-readership, within the notice period required by law, as well as being disseminated on the CNMV website and the Company website, except when legal provisions establish other media for disseminating the notice.

The annual shareholders’ general meeting also resolved to amend the following articles of our shareholders’ general meeting regulations: (i) article 6 (Shareholders’ right to information prior to the General Meeting); (ii) article 8 (Voting and proxies over remote communication media); (iii) article 9 (Proxies for the General Meeting); (iv) article 10 (Public call for proxy); (v) article 18 (Organization of General Meetings); (vi) article 19 (Voting the resolution proposals) and (vii) article 23 (Publicizing the resolutions); and the inclusion of a new article 5 bis (Supplement to the notice of meeting and new draft resolution proposals), in order to adapt them to the Corporate Enterprises Act, as amended by Law 25/2011, of August 1, which incorporated Directive 2007/36/EC, of July 11, on the exercise of certain rights of shareholders in listed companies, and the Company bylaws.

The Company’s shareholders’ general meetings may be attended by anyone owning the minimum number of shares established in our bylaws(500), provided that their holding is registered in the corresponding accounting records five days before the general meeting is scheduled and that they conserve at least this same number of shares until the time when the general meeting is held. Holders of fewer shares may group together until achieving the required number, appointing a representative.

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

C. Material Contracts

Acquisition of shareholding in Garanti

On November 1, 2010, we entered into share purchase agreements with GE Araştirma ve Müşavirlik Limited Şirketi and General Electric Capital Corporation and Doğuş Holding A.Ş. (“Doğuş”), respectively, pursuant to which, on March 22, 2011, we acquired Garanti shares representing 18.60% and 6.29%, respectively, of the total issued share capital of Garanti at a price of approximately $3,776 million (equivalent to approximately TL 6.92 per lot of 100 Garanti shares, based on an exchange rate of TL 1.4327=$1.00) and $2,062 million (equivalent to approximately TL 11.18 per lot of 100 Garanti shares, based on such exchange rate), respectively, for a total purchase price of $5,838 million (the “SPAs”). The acquisitions contemplated in the SPAs were completed simultaneously and were conditional upon each other’s completion. In addition, the SPAs were subject to customary conditions precedent relating to the obtaining of regulatory consents to the sale.

In addition, on November 1, 2010, we entered into a shareholders’ agreement with Doğuş which is in effect since March 2011 (the “SHA”). Doğuş is one of the largest Turkish conglomerates and has business interests in the financial services, construction, tourism and automotive sectors. Pursuant to the SHA, BBVA and Doğuş have agreed to manage Garanti through the appointment of board members and senior management. The SHA provides for two phases (“Phase 1” and “Phase 2”, respectively), with the rights between the two shareholders differing based on the respective phase. In addition, during the Phase 2 period, BBVA’s rights will depend on the level of Doğuş’ shareholding. The Phase 1 period commenced in March 2011 and will end upon the occurrence of certain trigger events which relate to changes in BBVA’s and Doğuş’ shareholding in Garanti. If further new shares are acquired by either BBVA or Doğuş during Phase 1, the other party will have the right to acquire 50% of the shares so acquired and, if such party chooses not to acquire them, it will nevertheless have voting usufruct rights over 50% of the shares acquired. In addition, the shareholders’ agreement provides for rights of first offer, tag-along rights and a lock-up period in respect of Garanti shares owned by BBVA and Doğuş which will end on the earlier of (i) the end of the Phase 1 period, or (ii) March 22, 2014. Moreover, the parties will seek to maintain Garanti’s listing on the Istanbul Exchange and to distribute at least 25% of Garanti’s distributable profits as long as they hold a certain stake in Garanti. BBVA also has a perpetual option to purchase an additional 1% of Garanti, which will become exercisable on March 22, 2016.

A copy of each of the SPAs and the SHA has been filed as an exhibit to this Annual Report.

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

Additionally, Royal Decree 1066/2007, of July 29, on takeover bids, completes the modifications introduced by Law 6/2007, further developing the takeover bids legal framework in Spain and harmonizing the Spanish legislation with Directive 2004/25/EC.

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

As used in this particular section, the following terms have the following meanings:

(1) “U.S. Holder” means a beneficial owner of BBVA’s ADSs or ordinary shares that is for U.S. federal income tax purposes:

•	a citizen or an individual resident of the United States,

•	a corporation or other entity treated as a corporation, created or organized under the laws of the United States or any political subdivision thereof, or

•	an estate or trust the income of which is subject to United States federal income tax without regard to its source.

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

Taxation of Dividends

Under Spanish law, cash dividends paid by BBVA to a holder of ordinary shares or ADSs who is not resident in Spain for tax purposes and does not operate through a permanent establishment in Spain, are subject to Spanish Non-Resident Income Tax, withheld at source, currently at a 21% tax rate. For these purposes, upon distribution of the dividend, BBVA or its paying agent will withhold an amount equal to the tax due according to the rules set forth above (i.e., applying a withholding tax rate of 21%), transferring the resulting net amount to the depositary.

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

If the paying agent depositary provides timely evidence (i.e., by means of the IRS certificate) of your right to apply the Treaty-reduced rate it will immediately receive the surplus amount withheld, which will be credited to you. The IRS certificate is valid for a period of one year from issuance.

To help shareholders obtain such certificates, BBVA has set up an online procedure to make this as easy as possible.

If the certificate referred to in the above paragraph is not provided to us through our paying agent depositary within said term, you may afterwards obtain a refund of the amount withheld in excess of the rate provided for in the Treaty.

Scrip Dividend

As described under “Item 4. Information on the Company Business—Overview—Supervision and Regulation—Dividends”, the BBVA annual shareholders’ general meeting held on March 16, 2012, passed a resolution adopting two different free-of-charge capital increases for the implementation of a new “Dividendo Opción” scheme for this year, the first of which relates to the dividend traditionally paid in April and which execution we expect to complete in early May 2012. This dividend scheme lets the shareholders choose how they would like to receive their dividends: in cash or in new shares.

Pursuant to the terms of the “Dividendo Opción” program, upon its implementation, the shareholders will receive one free-of-charge allocation right for each share of BBVA that they hold as of a given record date. These rights will be tradable on the Spanish Stock Exchanges for a minimum period of 15 natural days. BBVA will undertake to purchase free allocation rights tendered by a shareholder to it during a certain period of time at a fixed price, subject to the conditions that may be imposed each time the “Dividendo Opción” program is implemented. This fixed price will be the result of dividing the Reference Price (as defined below) by the number of rights necessary to receive one new share plus one. At the end of the 15 natural days period, the free-of-charge allocation rights not validly tendered to BBVA will be converted into newly-issued shares of the Company. The number of rights necessary for the allocation of one new share and the total number of shares to be issued by BBVA will depend, amongst other factors, on the arithmetic mean of the weighted average prices of BBVA’s shares on the Spanish Stock Exchanges over the five trading sessions immediately prior to the Board’s resolution concerning the implementation of the relevant free-of-charge capital increase (the “Reference Price”).

Consequently, when each of the free-of-charge capital increases implementing the “Dividendo Opción” scheme is executed, the shareholders of BBVA will be able to freely choose among:

(a)

Not transferring their free-of charge allocation rights. In this case, at the end of the trading period, the shareholders will receive the number of new totally paid-up shares to which they are entitled. For tax purposes the delivery of paid-up shares does not constitute income for purposes of the Spanish Non-Resident Income Tax, whether or not non-residents act through a permanent establishment in Spain.

The acquisition value of both the new shares received and the shares from which they derive, will result from distributing the total cost among the number of securities (both existing and those issued as paid-up shares corresponding thereto). Such paid-up shares will be deemed to have been held for as long as the shares from which they derive.

(b)	Sell their free-of-charge allocation rights on the market. In this event, the amount obtained for the transfer of such rights on the market will be subject to the following tax treatment:

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

Thus, if the amount obtained for the aforementioned transfer is larger than the acquisition value of the securities from which they derive, the difference will be deemed to be a capital gain earned by the transferor in the tax period in which the transfer is effected.

(c)

Use the purchase commitment assumed by BBVA of free-of-charge allocation rights. The tax treatment applicable to the amount received for the transfer to the Company of the free-of-charge allocation rights held by them in their capacity as shareholders or acquired on the market will be equal to the treatment applicable to dividends directly distributed in cash and, consequently, such amount will be subject to the corresponding withholding.

It should be borne in mind that this analysis does not cover all the possible tax consequences. Therefore, shareholders are advised to consult with their tax advisors.

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

U.S. Holders should consult their tax advisors regarding the availability of, and the procedures to be followed in connection with, this exemption.

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

Taxation of Capital Gains

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. For Spanish tax purposes, gain recognized by you, if you are a U.S. Resident, from the sale of BBVA’s ADSs or ordinary shares will be treated as capital gains. Spanish Non-Resident Income Tax is currently levied at a 21% tax rate on capital gains recognized by persons who are not residents of Spain for tax purposes, who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain.

Notwithstanding the discussion above, capital gains derived from the transfer of shares on an official Spanish secondary stock market by any holder who is resident in a country that has entered into a treaty for the avoidance of double taxation with an “exchange of information” clause (the Treaty contains such a clause) will be exempt from taxation in Spain. Additionally, capital gains realized by non-residents of Spain who are entitled to the benefit of an applicable treaty for the avoidance of double taxation will, in the majority of cases, not be taxed in Spain (since most tax treaties provide for taxation only in the taxpayer’s country of residence). If you are a U.S. Resident, under the Treaty, capital gains arising from the disposition of ordinary shares or ADSs will not be taxed in Spain. You will be required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities a certificate of residence in the United States from the IRS (discussed above in “—Taxation of Dividends”), together with the corresponding Spanish tax form.

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

Corporations that are non-residents of Spain that receive BBVA’s shares or ADSs as a gift are subject to Spanish Non-Resident Income Tax at a 21% tax rate on the fair market value of such ordinary shares or ADSs as a capital gain tax. If the donee is a United States resident corporation, the exclusions available under the Treaty described in “—Taxation of Capital Gains” above will be applicable.

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

A scrip dividend (such as a dividend distributed under the “Dividendo Opción” program, described in “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends”) will be treated in the same manner as a distribution of cash, regardless of whether a U.S. Holder elects to receive the dividend in shares rather than cash. If the U.S. Holder elects to receive the dividend in shares, the U.S. Holder will be treated as having received a distribution equal to the U.S. dollar fair market value of the shares on the date of distribution. The U.S. Holder’s tax basis in such shares received will be equal to the U.S. dollar fair market value of the shares on the date of distribution and the holding period for such shares will begin on the day following the distribution.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Spanish income taxes withheld by BBVA or its paying agent at a rate not exceeding the rate the U.S. Holder is entitled to under the Treaty. Spanish taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. See “Spanish Tax Considerations—Taxation of Dividends” for a discussion of how to obtain the Treaty rate. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances.

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

Passive Foreign Investment Company Rules

Based upon certain proposed Treasury regulations which are proposed to be effective for taxable years beginning after December 31, 1994 (“Proposed Regulations”), we believe that we were not a PFIC for U.S. federal income tax purposes for our 2011 taxable year. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time and since there is no guarantee that the Proposed Regulations will be adopted in their current form and because the manner of the application of the Proposed Regulations is not entirely clear, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of an ADS or an ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ADS or the ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. The same treatment would apply to any distribution received by a U.S. Holder on its ordinary shares or ADSs to the extent that such distribution exceeds 125% of the average of the annual distributions on the ordinary shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. Certain elections may be available (including a mark-to-market election) that may provide alternative tax treatments. U.S. Holders should consult their tax advisors regarding whether we are or were a PFIC, the potential application of the PFIC rules to determine whether any of these elections for alternative treatment would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. If we were a PFIC for any taxable year during which a U.S. Holder held an ADS or ordinary share, such U.S. Holder may be required to file a report containing such information as the U.S. Treasury may require.

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

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). Certain U.S. Holders who are entities may be subject to similar rules in the future. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to the ordinary shares or ADSs.

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

The documents concerning BBVA which are referred to in this Annual Report may be inspected at its offices at Plaza de San Nicolás 4, 48005 Bilbao, Spain. In addition, we are subject to the information requirements of the Exchange Act, except that as a foreign private issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by BBVA with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which BBVA’s ADSs are listed. In addition, the SEC maintains a web site that contains information filed or furnished electronically with the SEC, which can be accessed over the internet at http://www.sec.gov.

I. Subsidiary Information

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial institutions that deal in financial instruments must assume or transfer one or more types of risks with each transaction. The main risks associated with financial instruments are:

•	Credit risk: which arises from the possibility that one party to a financial instrument may fail to meet its contractual obligations, causing a financial loss for the other party.

•

Market risk: which relates to the likelihood of losses with respect to the value of securities held in our portfolio as a result of changes in the market prices of financial instruments. It includes three types of risks:

•	Interest-rate risk: which arises from variations in market interest rates.

•	Currency risk: resulting from variations in foreign-currency rates.

•

Price risk: resulting from variations in market prices, either due to factors specific to the instrument itself, or alternatively to factors which affect all the instruments traded on a specific market.

•

Liquidity risk: which arises from the possibility that a company cannot meet its payment commitments without having to resort to borrowing funds under onerous conditions, or risking the image and the reputation of the entity.

Value-at-Risk (VaR) is the basic risk measure used to manage and control the Group’s market risks. It estimates the maximum loss at a specific confidence level, for a given portfolio, probability and time horizon. We calculate VaR based on a 99% confidence level and a one-day time horizon.

BBVA, S.A. and BBVA Bancomer have received approval from the Bank of Spain to use a model developed by the Group to calculate bank capital requirements related to market risk. This model estimates VaR in accordance with the “historical simulation” methodology, which consists of estimating the losses or gains that would have been produced in the current portfolio if the changes in market conditions occurring over a specific period of time were repeated. Using this information, we infer the maximum foreseeable loss in the current portfolio with a determined level of confidence. This methodology presents the advantage of replicating historical market variables rather than requiring the assumption of any specific probability distribution. The historical period used in this model is two years.

In addition, the Bank follows the guidelines set out by Spanish and European authorities regarding other metrics, including the Bank of Spain’s regulatory requirements. The new measurements of market risk for the trading portfolio include the calculation of stressed VaR (which quantifies the level of risk in extreme historical situations) and the quantification of default risks and the downgrading of credit ratings of bonds and credit portfolio derivatives.

We determine a system of VaR and economic capital limits by market risk for each business unit, with specific ad-hoc sub-limits by type of risk, activity and trading desk.

Validity tests are performed periodically on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the securities assessed with a certain level of probability (back-testing), as well as measurements of the impact of extreme market events on risk positions (stress testing). In addition, BBVA Research (the BBVA Group’s Research Department) carries out stress analysis by simulating historical crisis scenarios and evaluating the impacts resulting from profound market alterations.

Market Risk Management

Market Risk in Trading Portfolio in 2011

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

In addition, all these measurements are supplemented with VaR estimation with exponential smoothing, to better reflect the impact of movements.

The evolution of the BBVA Group’s market risk during 2011, measured as VaR without smoothing, with a 99% confidence level and 1-day horizon, was as follows:

Market Risk Evolution

(In Millions of Euros)

The average daily VaR was €24 million in 2011, compared with €33 million in 2010 and €26 million in 2009. The changes in the average daily VaR ratio in 2011 with respect to 2010 are basically the result of market activity in Europe, which reduced its average risk by 24% in 2011 (with a daily average VaR of €16 million) and, to a lesser extent, due to the market activity in Mexico, which reduced its average risk by 39% (with a daily average VaR in 2011 of €5 million).

The number of risk factors currently used to measure portfolio risk is around 2,200. This number varies according to the possibility of doing business with other underlying assets and in other markets.

By type of market risk assumed by the Group’s trading portfolio as of December 31, 2011, the main risks were interest rate and credit spread risks, which fell by €3 million compared with December 31, 2010. Equity risk increased by €3 million compared with December 31, 2010, while currency risk and volatility and correlation risk fell by €0.1 million and €8 million compared with December 31, 2010, respectively. The table below shows the components of VaR as of December 31, 2011 and 2010, respectively, and the average, maximum and minimum VaRs for the years then ended.

Risk	December 31, 2011	December 31, 2010
	(In Millions of Euros)
Interest/Spread risk	27	29
Currency risk	3	3
Stock-market risk	7	4
Vega/Correlation risk	4	12
Diversification effect(*)	(23)	(21)
Total	18	28
VaR average in the period	24	33
VaR max in the period	36	41
VaR min in the period	16	25

(*)

The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure (which implicitly reflects the correlation between all the individual risk factors and scenarios used in the measurement).

Stress testing is carried out using the historical crisis scenarios and economic scenarios drawn up by BBVA Research as a base:

•	Historical scenarios. The base historical scenario is the collapse of Lehman Brothers in 2008.

•

Economic crisis scenarios. Unlike the historical scenarios, economic stress scenarios are updated monthly. The decision about which of the scenarios should be used is taken by the Market Stress Committee, in which BBVA Research takes an active part through the construction of ad hoc scenarios. The fundamental aim of this committee is to identify the most significant market risk positions in each of the BBVA Group’s treasuries and assess the impact of changes in their risk drivers. To do so, the Stress Committee must identify and quantify unlikely but plausible crisis scenarios in the financial markets. This is achieved thanks to the participation of BBVA Research as a key member of the Committee. In addition, the economic stress scenarios are designed individually and are coherent with the positions of each of the treasuries. Consequently, there may be no coherence at Group level and thus the impacts cannot be aggregated.

The internal market risk model is validated periodically by back-testing. The back-testing comparison performed with market risk management results for the parent company (which accounts for most of the Group’s market risk) follows the principles set out in the Basel Accord. It makes a day-on-day comparison between actual risks and those estimated by the model, and proved that the risk measurement model continued to work correctly throughout 2011.

In 2011, portfolio losses in BBVA, S.A. were higher than daily VaR on three occasions (two in the case of BBVA Bancomer). This number of exceptions is within the bands set in the tests used in the Basel model. Accordingly, no significant changes have been made neither to the methodology of measurement, nor to the parameters of the current measurement model.

BBVA, S.A. internal back-testing model 2011

By geographical area, and as an annual average, 68.5% of the market risk in 2011 corresponded to our trading desks in Europe, the U.S. and Asia and 31.5% to the Group’s banks in Latin America, 19.3% of which was in Mexico. Information related to Asia is included under “Europe and USA” in the chart below.

Market risk by geographical area

(Average 2011)

The breakdown of our risk exposure by categories of the instruments within the trading portfolio as of December 31, 2011, 2010 and 2009 was as follows:

	As of December 31,
	2011	2010	2009
	(In Millions of Euros)
Financial assets held for trading
Debt securities	20,975	24,358	34,672
Government	17,989	20,397	31,290
Credit institutions	1,882	2,274	1,384
Other sectors	1,104	1,687	1,998
Trading derivatives	47,429	33,665	29,278

Market Risk in Non–Trading Activities in 2011

Structural Interest Rate Risk

Structural interest rate risk refers to the potential alteration of a company’s net interest income and/or total net-asset value caused by variations in interest rates. A financial institution’s exposure to adverse changes in market rates is a risk inherent in the banking business, while also presenting an opportunity to create value.

In 2011, the climate of uncertainty with respect to economic recovery maintained interest rates low and led to falls in long-term interest rates in Europe, the United States and Mexico. In contrast, in South America there was a steady upswing in interest rates as a result of the growth rates observed in the region.

Movements in interest rates lead to changes in a bank’s net interest income and book value, which constitutes a key source of asset and liability interest rate risk. The extent of impacts of this kind will depend on the bank’s exposure to changes in interest rates. This exposure is mainly the result of the time difference between the repricing and maturities of the different products on the banking book. The accompanying chart shows the gaps in BBVA’s structural balance sheet in euros as of December 31, 2011.

Gap of maturities and repricing dates of BBVA’s structural balance sheet in euros

(In Millions of Euros)

As stated above, a financial institution’s exposure to adverse changes in interest rates is a risk inherent in the banking business, while at the same time representing an opportunity to generate value. This is why the management of asset and liability interest rate risk takes on particular importance in the current environment. This function falls to the Balance Sheet Management unit, within the Financial Management area. Working through the Assets and Liabilities Committee (“ALCO”) within each management unit and the Group’s ALCO, it is in charge of maximizing the Bank’s economic value, preserving the net interest income and guaranteeing the generation of recurrent earnings. To do so, it develops various strategies based on its expectations of the market. It seeks to achieve the risk profile defined by the BBVA Group’s management bodies and maintain a balance between expected results and the level of risk assumed. BBVA has a transfer pricing system, which centralizes the Bank’s interest rate risk on ALCO’s books and is designed to facilitate proper balance sheet risk management.

The Corporate Risk Management (“CRM”) area is responsible for controlling and monitoring asset and liability interest rate risk, acting as an independent unit to guarantee that the risk management and control functions are properly segregated. This policy is in line with the Basel Committee on Banking Supervision recommendations. The CRM area also calculates the asset and liability interest rate risk measurements used by the Group’s management, designs measurement models and systems and develops monitoring, information and control systems. In addition, it carries out the function of risk control and analysis through the Risk Management Committee (“RMC”). Information produced by the CRM is then reported to the main governing bodies, such as the Executive Committee and the Board of Director’s Risk Committee.

The BBVA Group has a structural interest rate risk model made up of a set of metrics and tools which objective is to enable its risk profile to be monitored precisely. For accurately characterizing the balance sheet, analysis models have been developed to establish assumptions dealing fundamentally with expected loans amortization and the behavior of deposits with no explicit maturity. In addition to risks associated with parallel movements from cash-flow mismatch, the model includes other sources of risk such as changes in the yield slope and curve. This is done by applying a simulation model of interest rate curves that quantify risks in probabilistic terms and take into account the diversity of currencies and business units. This calculates the Group’s earnings at risk (EaR) and economic capital, defined as the maximum adverse deviations in net interest income and economic value, respectively, for a particular confidence level and time horizon. The model is periodically subjected to internal validation through the back-testing of the simulation model and the assumptions.

In addition, sensitivity is measured to a standard deviation of 100 basis points for all the market yield curves. The chart below shows the asset and liability interest rate profile of the main entities in the BBVA Group, according to their sensitivities, as of December 31, 2011.

The risk appetite of each entity is determined by the Executive Committee and expressed through the limits structure, which is one of the mainstays in our control policies. The maximum negative impacts, in terms of both earnings and value, are in this way controlled in each of the Group’s entities through a limits policy. Active balance sheet management in 2011 has enabled the Group’s exposure to be maintained in keeping with its target risk profile, as presented in the chart below, which shows average limits used in each of the Group entities.

Europe

The risk measurement model is supplemented by analysis of specific scenarios and stress tests. Stress tests have taken on particular importance in recent years. Progress has therefore been made in the analysis of extreme scenarios in a possible breakthrough in both current interest rate levels and historical correlations and volatility. At the same time, the evaluation of scenarios forecast by BBVA Research has been maintained. In addition, monitoring of the contribution to risk by portfolios, factors and regions, and its subsequent integration into joint measurements, continued during 2011.

The table below shows the estimated impact on the BBVA Group’s net interest income and economic value for 2011 of a 100 basis point increase and decrease in average interest rates for the year.

	Impact on Net Interest Income		Impact on Economic Value(1)
	100 Basis-Point Increase	100 Basis-Point Decrease	100 Basis-Point Increase	100 Basis-Point Decrease
BBVA Group	+1.98%	-0.82%	+0.91%	-1.96%

(1)	Percentage relating to equity.

Structural Exchange Rate Risk

Structural exchange rate risk management in BBVA aims to minimize the potential negative impact from fluctuations in exchange rates on the book value and the contribution to earnings of international investments maintained on a long-term basis by the Group.

The CRM area acts as an independent unit responsible for monitoring and analyzing risks, standardizing risk management metrics and providing tools that can anticipate potential deviations from targets. It also monitors the level of compliance with established risk limits, and reports regularly to the RMC, the Board of Directors’ Risk Committee and the Executive Committee, particularly in the case of deviation or tension in the levels of risk assumed.

The Balance Sheet Management unit, through ALCO, designs and executes the hedging strategies with the main objective of minimizing the effect of exchange rate fluctuations on capital adequacy ratios, as well as assuring the equivalent value in euros of the foreign-currency earnings of the Group’s various subsidiaries, adjusting transactions according to market expectations and hedging costs. The Balance Sheet Management area carries out this work by ensuring that the Group’s risk profile is, at all times, adapted to the framework defined by the limits structure authorized by the Executive Committee. To do so, it uses risk metrics obtained according to the corporate model designed by the CRM area.

The corporate model is based on simulating exchange rate scenarios, based on historical trends, and evaluating the impact on capital ratios, equity and the Group’s income statement. This provides a distribution of the impact on the three core elements, which helps determine their maximum adverse deviation for a particular confidence level and time horizon, depending on market liquidity in each currency. The risk measurements are completed with analysis of scenarios, stress testing and back-testing, thus giving a complete overview of the Group’s exposure to structural exchange rate risk.

In 2011, in an environment of uncertainty and market volatility, particularly in the second half of the year, a policy of prudence has been maintained and hedging extended in the currencies with the greatest exposure. This has moderated the risk assumed, despite the growing contribution of the “non-euro” area to the Group’s earnings and equity. The average hedging level of the carrying value of the BBVA Group’s holdings in foreign currency was close to 30% as of December 31, 2011. Hedging of foreign currency earnings also remained high during 2011, at levels close to 40%. At the end of the year, there was still significant hedging of forecast foreign currency earnings for 2012.

Structural Risk in Equity Portfolio

The CRM area monitors structural risk in its equity portfolio on an ongoing basis in order to limit the negative impact that an adverse performance by its holdings may have on the Group’s solvency and earnings recurrence. This ensures that the risk is maintained within levels that are compatible with BBVA’s target risk profile.

The scope of monitoring includes the holdings that the Group has in the capital of other industrial or financial companies with a medium or long-term investment horizon. Both holdings accounted for as an investment portfolio and those that are consolidated in the accounts are included, although in the latter case changes in value do not have an immediate effect on equity. In order to determine exposure, the positions held in derivatives are considered in order to limit portfolio sensitivity to potential falls in prices.

This monitoring function is carried out by the CRM area by making estimates of the levels of risks assumed, and complementing this with periodic checks using stress tests and back-testing, as well as scenario analysis. It also monitors the level of compliance with the limits authorized by the Executive Committee, and periodically informs the Group’s senior management of these aspects. The mechanisms of risk control and limitation hinge on the key aspects of exposure, earnings and economic capital. Economic capital measurements are also built into the risk-adjusted return metrics to ensure efficient capital management in the Group.

In 2011, in a context of high stock-market volatility, structural equity risk management has been aimed at safeguarding the book value of the Group’s holdings. Thus, active position management, together with its hedging policy, has enabled the Bank to maintain risk, measured in terms of economic capital, at moderate levels.

Liquidity Risk Management

The aim of liquidity risk management, tracking and control is to ensure, in the short-term, that the payment commitments of BBVA Group entities can be duly met without having to resort to borrowing funds under burdensome terms, or damaging the image and reputation of the entities. In the medium-term, its aim is to ensure that the Group’s financing structure is ideal and that it is moving in the right direction with respect to the economic situation, the markets and regulatory changes.

Management of liquidity and structural finance in the BBVA Group is based on the principle of financial autonomy of the entities that form it. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability in periods of high risk.

The management and monitoring of liquidity risk is carried out comprehensively in each of the BBVA Group’s business units using a double (short and long-term) approach. The short-term liquidity approach has a time horizon of up to 366 days. It is focused on the management of payments and collections from the Treasury and Market activity and includes operations specific to the area and the Bank’s possible liquidity requirements. The medium-term approach is focused on financial management of the whole consolidated balance sheet, with a time horizon of one year or more.

The ALCO within each management unit is responsible for the comprehensive management of liquidity. The Financial Management unit, as part of the Financial Division, analyzes the implications of the Bank’s various projects in terms of finance and liquidity and its compatibility with the target financing structure and the situation of the financial markets. The Financial Management unit executes the resolutions agreed by the ALCO, in accordance with the agreed budgets and manages liquidity risk using a broad scheme of limits, sub-limits and alerts approved by the Executive Committee. The CRM measures and controls these limits independently and provides the managers with support tools and metrics needed for decision-making.

Each of the local risk Areas, which are independent from the local manager, complies with the corporative principles of liquidity risk control established by the Global Market Risk (“GRM”) unit, the global unit responsible for the structural risks for the entire BBVA Group.

At the level of each BBVA Group entity, the managing areas request and propose a scheme of quantitative and qualitative limits and alerts related to short and medium-term liquidity risks. Once agreed with GRM, controls and limits are proposed to the Bank’s Board of Directors (through its delegate bodies) for approval at least once a year. The proposals submitted by GRM are adapted to the situation of the markets according to the Group’s target risk tolerance level.

The development of a new Liquidity and Finance Manual in 2011 demanded strict adjustment of liquidity risk management in terms of limits, sub-limits and alerts, as well as in procedures. In accordance with the manual, GRM carries out regular measurements of risk incurred and monitors the consumption of limits. It develops management tools and adapts valuation models, carries out regular stress tests and reports on the liquidity risk levels to ALCO and the Group’s Management Committee on a monthly basis. Its reports to the management areas and GRM Management Committee are more frequent.

Under the current Contingency Plan, the frequency of communication and the nature of information provided is decided by the Liquidity Committee at the proposal of the Technical Liquidity Group (“TLG”). In the event of any alert or possible crisis, the TLG carries out an initial analysis of the liquidity situation (short or long-term) of the entity affected.

The TLG is made up of specialized staff from the Short-Term Cash Desk, the Global Accounting & Information Management (GA&IM), the Financial Management and the Structural Risk areas. If the alert signals established make clear that a critical situation has arisen, the TLG informs the Liquidity Committee (made up of managers of the corresponding areas). The Liquidity Committee is responsible for calling the Financing Committee, if appropriate, which is made up of the Group’s President and COO and the managers of the Financial Area, the CRM area, Global Business and the Business Area of the country affected.

One of the most significant aspects that have affected the BBVA Group in 2011 was the continuation of the sovereign debt crisis, which started in 2010. The role played by official bodies in the Eurozone and the ECB have been key in calming the markets and ensuring liquidity in the European banking system. However, the Group has not had to make use of the extraordinary measures established by the Spanish authorities to mitigate the liquidity tension affecting many Spanish banks.

Given this situation, the regulators have established new regulatory requirements with the goal of strengthening the balance sheets of banks and making them more resistant to potential short-term liquidity shocks. The Liquidity Coverage Ratio (LCR) is the metric proposed by the Bank Supervisory Committee of the Bank for International Settlements in Basel to achieve this objective. The metric focuses on ensuring that financial institutions have a sufficient stock of liquid assets to allow them to survive a 30-day liquidity stress scenario. According to the document published by the Basel Committee on Bank Supervision in December 2010, this ratio will remain subject to revision by the regulating bodies until mid-2013, and it will be incorporated as a regulatory requirement on January 1, 2015, though it must be reported to supervisory bodies as of January 2012.

In order to increase the weight of medium and long-term funding on the banks’ balance sheets, the regulators have defined a new long-term funding ratio (over 12 months) called the Net Stable Funding Ratio (NSFR). It will be under review until mid-2016 and become a regulatory requirement starting on January 1, 2018.

Although the precise definition of these new ratios has still not been decided, the BBVA Group has outlined a plan to adapt to them. This is expected to allow the Group to adopt best practices and the most effective and strict criteria for their implementation sufficiently in advance.

Below is a breakdown by contractual maturity of the balances of certain headings in our consolidated balance sheets as of December 31, 2011, 2010 and 2009:

2011	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
ASSETS—
Cash and balances with central banks	28,066	1,444	660	330	426	—	30,927
Loans and advances to credit institutions	2,771	7,551	1,393	3,723	7,608	2,967	26,013
Loans and advances to customers	18,021	38,741	22,887	45,818	93,138	141,251	359,855
Debt securities	842	2,297	2,761	8,025	39,603	34,199	87,727
Derivatives (trading and hedging)	—	1,798	1,877	4,704	16,234	27,368	51,981

2011	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)

LIABILITIES—
Deposits from central banks	3	19,463	2,629	—	11,040	1	33,136
Deposits from credit institutions	2,202	27,266	4,374	5,571	15,964	3,669	59,047
Deposits from customers	116,924	69,738	17,114	41,397	28,960	6,861	280,994
Debt certificates (including bonds)	—	2,032	1,880	11,361	45,904	17,144	78,321
Subordinated liabilities	—	—	110	38	4,893	9,500	14,541
Other financial liabilities	5,015	1,283	355	490	1,254	1,307	9,704
Short positions	—	1,446	2	—	—	3,163	4,611
Derivatives (trading and hedging)	—	1,687	1,636	5,232	15,533	25,313	49,401

2010	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
ASSETS—
Cash and balances with central banks	17,275	1,497	693	220	282	—	19,967
Loans and advances to credit institutions	2,471	10,590	1,988	1,658	4,568	2,329	23,604
Loans and advances to customers	16,543	33,397	21,127	49,004	85,800	141,338	347,209
Debt securities	497	3,471	12,423	8,123	35,036	28,271	87,821
Derivatives (trading and hedging)	—	636	1,515	3,503	13,748	17,827	37,229

LIABILITIES—
Deposits from central banks	50	5,102	3,130	2,704	—	1	10,987
Deposits from credit institutions	4,483	30,031	4,184	3,049	9,590	5,608	56,945
Deposits from customers	111,090	69,625	21,040	45,110	21,158	6,818	274,841
Debt certificates (including bonds)	96	5,243	10,964	7,159	42,907	15,843	82,212
Subordinated liabilities	—	537	3	248	2,732	13,251	16,771
Other financial liabilities	4,177	1,207	175	433	647	1,564	8,203
Short positions	—	651	—	10	—	3,385	4,046
Derivatives (trading and hedging)	—	826	1,473	3,682	12,813	16,037	34,831

2009	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
ASSETS—
Cash and balances with central banks	14,650	535	248	735	163	—	16,331
Loans and advances to credit institutions	3,119	8,484	1,549	1,914	4,508	2,626	22,200
Loans and advances to customers	4,313	31,155	19,939	40,816	94,686	140,178	331,087
Debt securities	1,053	4,764	15,611	10,495	37,267	29,080	98,270
Other assets	—	—	—	—	—	—	—
Derivatives (trading and hedging)	—	637	2,072	3,863	13,693	12,608	32,873

LIABILITIES—
Deposits from central banks	213	4,807	3,783	12,293	—	—	21,096
Deposits from credit institutions	1,836	24,249	5,119	5,145	6,143	6,453	48,945
Deposits from customers	106,942	55,482	34,329	32,012	18,325	6,293	253,383
Debt certificates (including bonds)	—	10,226	16,453	15,458	40,435	14,614	97,186
Subordinated liabilities	—	500	689	2	1,529	14,585	17,305
Other financial liabilities	3,825	822	141	337	480	20	5,625
Short positions	—	448	—	16	—	3,366	3,830
Derivatives (trading and hedging)	—	735	1,669	3,802	13,585	10,517	30,308

Credit Risk Management

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge a contractual obligation due to the insolvency or incapacity of the natural or legal persons involved.

Maximum exposure to credit risk

The BBVA Group’s maximum credit risk exposure by headings in the balance sheet as of December 31, 2011, 2010 and 2009, is detailed in the table below. It does not recognize the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instrument and counterparties.

Maximum Credit Risk Exposure	2011	2010	2009
	(In Millions of Euros)
Financial assets held for trading(1)	20,975	24,358	34,672
Debt securities	20,975	24,358	34,672
Government	17,989	20,397	31,290
Credit institutions	1,882	2,274	1,384
Other sectors	1,104	1,687	1,998

Maximum Credit Risk Exposure	2011	2010	2009
	(In Millions of Euros)
Other financial assets designated at fair value through profit or loss(1)	708	691	639
Debt securities	708	691	639
Government	129	70	60
Credit institutions	44	87	83
Other sectors	535	535	496
Available-for-sale financial assets(1)	52,008	50,602	57,067
Debt securities	52,008	50,602	57,067
Government	35,801	33,074	38,345
Credit institutions	7,137	11,235	12,646
Other sectors	9,070	6,293	6,076
Loans and receivables(1)	388,949	373,037	353,741
Loans and advances to credit institutions	26,013	23,604	22,200
Loans and advances to customers	359,855	347,210	331,087
Government	35,090	31,224	26,219
Agriculture	4,841	3,977	3,924
Industry	37,217	36,578	42,799
Real estate and construction	50,989	55,854	55,766
Trade and finance	55,748	53,830	48,936
Loans to individuals	139,063	135,868	126,488
Other	36,907	29,879	26,955
Debt securities	3,081	2,223	454
Government	2,128	2,040	342
Credit institutions	631	6	4
Other sectors	322	177	108
Held-to-maturity investments(1)	10,955	9,946	5,438
Government	9,896	8,792	4,064
Credit institutions	451	552	754
Other sectors	608	602	620
Derivatives (trading and hedging)(2)	58,683	44,762	42,836

Subtotal	532,278	503,396	494,393

Valuation adjustments	594	299	436

Total balance	532,872	503,695	494,829

Financial guarantees(3)	39,904	36,441	33,185
Drawable by third parties	88,978	86,790	84,925
Government	3,143	4,135	4,567
Credit institutions	2,417	2,303	2,257
Other sectors	83,419	80,352	78,101
Other contingent exposures	4,787	3,784	7,398

Total off-balance	133,670	127,015	125,508

Total maximum credit exposure	666,542	630,710	620,337

(1)

In the case of financial assets recognized in our consolidated balance sheet, exposure to credit risk is considered equal to their gross accounting value, not including valuation adjustments (impairment losses, uncollected interest payments, derivatives and others).

(2)

Reflects their market value on the date of the transactions and the estimated potential risk of these transactions on their due date. Accordingly, these amounts are different from those reflected in our balance sheet (which only considers their carrying amounts). We believe the information on trading and hedging derivatives set out in this table to provide a better reflection of the related maximum credit risk exposure. Credit risk originating from derivatives is mitigated through the contractual rights existing for offsetting accounts at the time of their settlement. This has reduced the Group’s exposure to credit risk to €37,817 million as of December 31, 2011 (€27,933 million and €27,026 million as of December 31, 2010 and 2009, respectively).

(3)	Represents the maximum amount that the Group would be liable for if these guarantees were called in, which is equivalent to their carrying amount.

The amount of financial assets that would be irregular if their conditions had not been renegotiated is not significant with respect to the BBVA Group’s total loans and receivables as of December 31, 2011.

Mitigation of credit risk, collateral and other credit enhancements, including risk hedging and mitigation policies

In most cases, maximum exposure to credit risk is reduced by collateral, credit enhancements and other actions which mitigate our exposure.

We apply a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. The existence of guarantees could be a necessary but not sufficient instrument for accepting risks, because the assumption of risks by the Group requires the prior verification of the debtor’s capacity for repayment, or the debtor’s ability to generate sufficient resources to allow for the amortization of the risk incurred under the agreed terms.

The policy of accepting risks is therefore organized into three different levels in the BBVA Group:

•	Analysis of the financial risk of the operation, based on the debtor’s capacity for repayment or generation of funds;

•	The creation of guarantees that are adequate, or generally accepted, based on the risk assumed (i.e. monetary, secured, personal or hedge guarantees); and

•	Assessment of the repayment risk (asset liquidity) of the guarantees received.

The procedures for the management and valuation of collaterals are set out in the Internal Manuals on Credit Risk Management Policies (retail and wholesale), which establish the basic principles for credit risk management, including the management of collateral assigned in transactions with customers.

The methods used for the valuation of the collateral are consistent with the best market practices and imply the use of appraisal of real estate collateral, the market price in securities, the trading price of shares in mutual funds, etc. All collaterals assigned must be properly recorded and entered in the corresponding register. They must also have the approval of the Group’s legal units.

The following is a description of the main collateral for each financial instrument class:

•	Financial assets held for trading: the guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument.

•

Trading and hedging derivatives: in derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

The Group trades a wide range of credit derivatives. Through these contracts, the Group either purchases or sells protection on either a single-name or index basis. The Group uses credit derivatives to mitigate credit risk in its loan portfolio and other cash positions and to hedge risks assumed in other market transactions with clients and counterparties. Credit derivatives can follow different settlement and payment conventions, all of which are in accordance with the ISDA standards. The most common types of settlement triggers include bankruptcy of the reference credit entity, acceleration of indebtedness, failure to pay, restructuring, repudiation and dissolution of the entity. Since we typically confirm over 99% of our credit derivative transactions in the Depository Trust & Clearing Corporation (DTCC), substantially all of our credit derivatives portfolio is registered and matched against our counterparties.

•

Other financial assets and liabilities designated at fair value through profit or loss and Available-for-sale financial assets: the guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Loans and receivables:

•	Loans and advances to credit institutions. These usually only have the counterparty’s personal guarantee.

•

Total lending to customers. Most of these operations are backed by personal guarantees extended by the counterparty. There may also be collateral to secure loans and advances to customers (such as mortgages, cash guarantees, pledged securities and other collateral), or to obtain other credit enhancements (bonds, hedging, etc.).

•	Debt securities. Guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Held-to-maturity investments: guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Financial guarantees, other contingent exposures and drawable by third parties: these have the counterparty’s personal guarantee.

Our collateralized credit risk as of December 31, 2011, 2010 and 2009, excluding balances deemed impaired, is broken down in the table below:

Collateralized Credit Risk	2011	2010	2009
	(In Millions of Euros)
Mortgage loans	130,703	132,628	127,957
Operating assets mortgage loans	3,732	3,638	4,050
Home mortgages	109,199	108,224	99,493
Rest of mortgages (1)	17,772	20,766	24,414
Secured loans, except mortgage	29,353	18,154	20,917
Cash guarantees	332	281	231
Secured loan (pledged securities)	590	563	692
Rest of secured loans (2)	28,431	17,310	19,994

Total	160,056	150,782	148,874

(1)	Refers to real estate loans which are secured with properties (other than residential properties) in respect of which we provide financing to the borrower to buy or to construct such properties.

(2)	Includes loans whose collateral consists of cash, other financial assets or partial guarantees.

As of December 31, 2011, in relation to mortgages, the average weighted amount pending loan amortization was 52% of the collateral pledged (53% as of December 31, 2010 and 54% as of December 31, 2009).

Credit quality of financial assets that are neither past due nor impaired

We have enhanced our credit quality requirements for new loan generation by applying stricter criteria to new transactions with Spanish customers based on their creditworthiness. In particular, we have lowered the maximum acceptable percentage which monthly principal and interest payments associated with a proposed new loan may represent of the monthly income of the relevant customer to a range of 33%-50%, depending on available collateral and other financial guarantees. We have also lowered our maximum acceptance loan-to-value ratio (i.e. requiring more collateral per unit of lending) to a range of 80-100%, depending on available collateral and other guarantees. We have focused our efforts on reducing our real estate exposure mainly by decreasing new loan generation, mainly in Spain, and improving loan recovery in the real estate sector.

We have tools (“scoring” and “rating”) that enable us to rank the credit quality of our operations and customers based on an assessment of each such operation or customer and its correspondence with our probability of default (“PD”) scales. To analyze the performance of PD, the Group uses a series of tracking tools and historical databases that collect the pertinent information generated internally, which can be grouped together in scoring and rating models.

Scoring

Scoring is a decision-making model that contributes to both the arrangement and management of retail loans (consumer loans, mortgages, credit cards for individuals, etc). Scoring is the tool used to decide to whom a loan should be assigned, what amount should be assigned and what strategies can help establish the price, as it is an algorithm that sorts transactions by their credit quality. This algorithm enables the BBVA Group to assign a score to each transaction proposed by a customer, on the basis of a series of objective characteristics that have statistically been shown to discriminate between the quality and risk of this type of transactions. The advantage of scoring lies in its simplicity and homogeneity. All that is needed is a series of objective data for each customer, and this data is analyzed automatically using an algorithm.

There are three types of scoring based on the information used and its purpose:

•

Reactive scoring: measures the risk of a transaction requested by an individual using variables relating to the requested transaction and to the customer’s socio-economic data available at the time of the request. The new transaction is approved or rejected depending on the score given.

•

Behavioral scoring: scores transactions for a given product in an outstanding risk portfolio of the entity, enabling the credit rating to be tracked and the customer’s needs to be anticipated. It uses transaction and customer variables available internally. Specifically, variables that refer to the behavior of both the product and the customer.

•

Proactive scoring: gives a score at customer level using variables related to the individual’s general behavior with the entity, and to his/her payment behavior in all the contracted products. The purpose is to track the customer’s credit quality and it is used to pre-grant new transactions.

Rating

Rating tools, as opposed to scoring tools, do not assess transactions but focus on the rating of customers (companies, corporations, SMEs, public authorities, etc) instead. A rating tool is an instrument that, based on a detailed financial study, helps determine a customer’s ability to meet his/her financial obligations. The final rating is usually a combination of various factors: on the one hand, quantitative factors, and on the other hand, qualitative factors. It is a middle road between an individual analysis and a statistical analysis.

The main difference between ratings and scorings is that the latter are used to assess retail products, while ratings use a wholesale banking customer approach. Moreover, scorings only include objective variables, while ratings add qualitative information. And although both are based on statistical studies, adding a business view, rating tools give more weight to the business criterion compared to scoring tools.

For portfolios where the number of defaults is very low (sovereign risk, corporations, financial entities, etc.) the internal information is supplemented by “benchmarking” of the external rating agencies (Moody’s, Standard & Poor’s and Fitch). To this end, each year the PDs compiled by the rating agencies at each level of risk rating are compared, and the measurements compiled by the various agencies are mapped against those of the BBVA Master Rating Scale.

Once the PD of a transaction or customer has been calculated, a “business cycle adjustment” is carried out. This is a means of establishing a measure of risk that goes beyond the time of its calculation. The aim is to capture representative information of the behavior of portfolios over a complete economic cycle. This probability is linked to the Master Rating Scale prepared by the BBVA Group to enable uniform classification of the Group’s various asset risk portfolios.

The table below shows the abridged scale used to classify our outstanding risk as of December 31, 2011:

	Probability of Default (Basic Points)
Internal Rating Reduced List (17 groups)	Average	Minimum from >=	Maximum
AAA	1	—	2
AA+	2	2	3
AA	3	3	4
AA-	4	4	5
A+	5	5	6
A	8	6	9
A-	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B-	785	581	1,061
C	2,122	1,061	4,243

The table below outlines the distribution of exposure, including derivatives by internal ratings, to corporations, financial entities and institutions (excluding sovereign risk), of the BBVA Group’s main entities as of December 31, 2011:

Credit Risk Distribution by Internal Rating	Amount	%
	(In Millions of Euros, Except Percentages)
AAA/AA+/AA/AA-	47,047	18.4%
A+/A/A-	94,192	36.9%
BBB+	23,685	9.3%
BBB	10,328	4.0%
BBB-	10,128	4.0%
BB+	12,595	4.9%
BB	11,361	4.5%
BB-	14,695	5.8%
B+	10,554	4.1%
B	11,126	4.4%
B-	6,437	2.5%
CCC/CC	3,266	1.3%

Total	255,414	100.0%

Policies and procedures for preventing excessive risk concentration

In order to prevent the build-up of excessive concentrations of credit risk at the individual, country and sector levels, we maintain maximum permitted risk concentration indices updated at the individual and portfolio sector levels tied to the various observable variables within the field of credit risk management. Accordingly, the limit on the Group’s exposure or financial commitment to a specific customer depends on the customer’s credit rating, the nature of the risks involved, and the Group’s presence in a given market, based on the following guidelines:

•	To the extent that it is possible, the goal is to combine the customer’s credit needs (commercial/financial, short-term/long-term, etc.) with the interests of the Group.

•

Any legal limits that may exist concerning risk concentration are taken into consideration, such as the relationship between risks vis-à-vis a particular customer and the capital of the entity that assumes said risks, market volatility, the macroeconomic situation, etc.

•

In order to properly manage risk concentration and, if necessary, take action on such risks, various different levels of monitoring have been implemented according to the global risk level of a customer. Any risk concentrations with one customer or group that are expected to generate losses of more than €18 million are authorized and monitored directly by the Bank’s Board of Directors Risk Committee. In terms of exposure, this amount is equivalent to 10% of the BBVA Group’s eligible capital for a customer with an AAA credit rating and 1% for a customer with a BB credit rating.

Financial assets past due but not impaired

The table below provides details of financial assets past due as of December 31, 2011, 2010 and 2009 but not considered to be impaired, listed by their first due date:

	2011			2010			2009
Financial Assets Past Due but Not Impaired	Less than 1 Months Past-Due	1 to 2 Months Past-Due	1 to 3 Months Past-Due	Less than 1 Months Past-Due	1 to 2 Months Past-Due	1 to 3 Months Past-Due	Less than 1 Months Past-Due	1 to 2 Months Past-Due	1 to 3 Months Past-Due
	(In Millions of Euros)
Loans and advances to credit institutions	—	—	—	—	—	—	—	—	—
Loans and advances to customers	1,998	392	366	1,082	311	277	2,653	336	311
Government	186	47	23	122	27	27	45	32	19
Other sectors	1,812	345	343	960	284	250	2,608	304	292
Debt securities	—	—	—	—	—	—	—	—	—

Total	1,998	392	366	1,082	311	277	2,653	336	311

Impaired assets and impairment losses

The table below shows the composition of the balance of the impaired financial assets and risks as of December 31, 2011, 2010 and 2009, broken down by heading in the accompanying consolidated balance sheet:

Impaired Risks Breakdown by Type of Asset and by Sector	2011	2010	2009
	(In Millions of Euros)
IMPAIRED RISKS ON BALANCE
Available-for-sale financial assets	125	140	212
Debt securities	125	140	212
Loans and receivables	15,685	15,472	15,311
Loans and advances to credit institutions	28	101	100
Loans and advances to customers	15,647	15,361	15,197
Debt securities	10	10	14

Total Impaired Risks on Balance(1)	15,810	15,612	15,523

Impaired Risks Off Balance(2)
Impaired contingent liabilities	219	324	405

TOTAL IMPAIRED RISKS(1)+(2)	16,029	15,936	15,928

Of which:
Government	135	124	87
Credit institutions	84	129	172
Other sectors	15,590	15,360	15,264
Mortgage	9,639	8,627	7,932
With partial secured loans	83	159	37
Rest	5,868	6,574	7,295
Impaired contingent liabilities	219	324	405

TOTAL IMPAIRED RISKS	16,029	15,936	15,928

The changes in 2011, 2010 and 2009 in the impaired financial assets and contingent risks are as follows:

Changes in Impaired Financial Assets and Contingent Liabilities	2011	2010	2009
	(In Millions of Euros)
Balance at the beginning	15,936	15,928	8,859
Additions(1)	13,045	13,207	17,298
Recoveries(2)	(9,079)	(9,138)	(6,524)
Net additions(1)+(2)	3,966	4,069	10,774
Transfers to write-off	(4,093)	(4,307)	(3,737)
Exchange differences and other	221	246	32

Balance at the end	16,029	15,936	15,928

Recoveries on entries(%)	70	69	38

The increase in our recoveries on entries rate from 38% in 2009 to 69% in 2010 and 70% in 2011 was mainly attributable to the following factors:

•	In 2010, we created a new department in each business area focused on recoveries of substandard loans.

•

The average length of time between when an asset becomes past due to the completion of the foreclosure process (which lasts an average of 12-18 months) is 15-35 months. Accordingly, there is a delay between the recognition of an impaired loan secured by a mortgage and the related mortgage recovery. In 2009/2010 we started the foreclosure sale processes related to our impaired loans secured by mortgages recognized as such in 2008. Foreclosed assets amounted to €1,417 million and €1,513 million in 2011 and 2010, respectively, compared to €801 million in 2009.

•

There has been a significant increase in the amount of real estate assets received in lieu of payment, in discharge of impaired loans (from €639 million in 2009 to 1,358 million and €1,618 million in 2010 and 2011, respectively).

Below are details of the impaired financial assets as of December 31, 2011 and 2010, classified by geographical area and by the time since their oldest past-due amount or the period since they were deemed impaired:

2011	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
	(In Millions of Euros)
Spain	4,640	1,198	1,187	4,482	11,507
Rest of Europe	217	38	41	235	531
Mexico	809	141	130	199	1,280
South America	767	66	38	109	980
United States	634	211	117	549	1,511
Rest of the world	—	—	—	1	1

Total	7,068	1,653	1,513	5,572	15,810

2010	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
	(In Millions of Euros)
Spain	5,279	1,064	798	4,544	11,685
Rest of Europe	106	24	24	55	209
Mexico	753	60	69	324	1.206
South America	720	51	31	74	876
United States	1,110	84	111	331	1,636
Rest of the world	—	—	1	—	—

Total	7,968	1,284	1,034	5,327	15,612

Below are details of the impaired financial assets as of December 31, 2011 and 2010, classified by type of loan in accordance with its associated guarantee, and by the time since their oldest past-due amount or the period since they were deemed impaired:

2011	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
	(In Millions of Euros)
Unsecured loans	3,414	598	534	1,541	6,087
Mortgage	3,570	1,055	979	4,033	9,639
Residential mortgage	1,080	390	357	1,373	3,200
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	630	210	160	795	1,795
Rest of residential mortgage(1)	490	138	167	659	1,454
Plots and other real estate assets	1,370	317	295	1,206	3,188
Other partially secured loans	83	—	—	—	83
Others	—	—	—	—	—

Total	7,067	1,653	1,513	5,574	15,810

2010	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
	(In Millions of Euros)
Unsecured loans	4,309	338	271	1,710	6,628
Mortgage	3,301	946	763	3,617	8,627
Residential mortgage	629	304	271	1,472	2,676
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	561	128	100	602	1,391
Rest of residential mortgage(1)	701	132	99	593	1,525
Plots and other real estate assets	1,410	382	293	950	3,035
Other partially secured loans	159	—	—	—	159
Others	198	—	—	—	198

Total	7,967	1,284	1,034	5,327	15,612

(1)

Refers to residential real estate loans which are secured by properties (other than those currently used as the family residential property of the borrower) and to loans through which we provide financing to a borrower to construct residential properties until such properties are finished and sold.

Below is the accumulated financial income accrued from impaired assets as of December 31, 2011, 2010 and 2009 that are not recognized in our consolidated income statement due to the existence of doubts as to the collection of these assets:

	2011	2010	2009
	(In Millions of Euros)
Financial income from impaired assets	1,908	1,717	1,485

As of December 31, 2011, 2010 and 2009, the non-performing loan and coverage ratios of the transactions recorded under the “Loans and advances to customers” and “Contingent risk” headings of our consolidated balance sheet were as follows:

BBVA Group Ratios	2011	2010	2009
	(Percentage)
NPA ratio	4.0	4.1	4.3
NPA coverage ratio	61	62	57

Impairment losses

Below is a breakdown of the provisions recorded on our consolidated balance sheet covering estimated impairment losses in financial assets and contingent risks as of December 31, 2011, 2010 and 2009, classified according to the different headings used in our consolidated balance sheet:

Impairment Losses	2011	2010	2009
	(In Millions of Euros)
Available-for-sale portfolio	569	619	449
Loans and receivables	9,469	9,473	8,805
Loans and advances to customers	9,410	9,396	8,720
Loans and advances to credit institutions	47	67	68
Debt securities	12	10	17
Held to maturity investment	1	1	1
Impairment losses	10,039	10,093	9,255
Provisions to Contingent Risks and Commitments	291	264	243

Total	10,330	10,357	9,498

Of which:
For impaired portfolio	7,058	7,507	6,549
For currently non-impaired portfolio	3,272	2,850	2,949

Below are the changes in the estimated impairment losses for the years ended December 31, 2011 and 2010, broken down by the headings used in our consolidated balance sheet:

2011	Available for sale portfolio	Held to maturity investment	Loans and receivables	Contingent risk and commitments	Total
	(In Millions of Euros)
Balance at the beginning	619	1	9,473	264	10,357
Increase in impairment losses charged to income	62	—	6,041	17	6,121
Decrease in impairment losses credited to income	(37)	—	(1,513)	(24)	(1,574)
Impairment losses (net)	25	—	4,528	(6)	4,547
Entities incorporated in the year	—	—	305	12	318
Transfers to written-off loans	(75)	—	(4,039)	—	(4,114)
Exchange differences and other	—	—	(798)	22	(776)

Balance at the end	569	1	9,469	291	10,330

2010	Available for sale portfolio	Held to maturity investment	Loans and receivables	Contingent risk and commitments	Total
	(In Millions of Euros)
Balance at the beginning	449	1	8,805	243	9,498
Increase in impairment losses charged to income	187	—	7,020	62	7,268
Decrease in impairment losses credited to income	(32)	—	(2,204)	(40)	(2,276)
Impairment losses (net)	155	—	4,816	22	4,993
Entities incorporated in the year	—	—	—	—	—
Transfers to written-off loans	(57)	—	(4,431)	—	(4,488)
Exchange differences and other	72	—	283	(1)	354

Balance at the end	619	1	9,473	264	10,357

The following table shows the changes in impaired financial assets written off from the balance sheet for the years ended December 31, 2011, 2010 and 2009 because the possibility of their recovery was deemed remote:

Changes in the Impairment of Financial Assets Written-Off from the Balance Sheet	2011	2010	2009
	(In Millions of Euros)
Balance at the beginning	13,367	9,834	6,872
Increase	4,284	4,788	3,880
Decrease	(1,895)	(1,447)	(1,172)
Re-financing or restructuring	(4)	(1)	—
Cash recovery	(327)	(253)	(188)
Foreclosed assets	(29)	(5)	(48)
Sales of written-off	(840)	(342)	(590)
Debt forgiveness	(604)	(217)	(114)
Time-barred debt and other causes	(91)	(629)	(231)
Net exchange differences	115	193	253

Balance at the end	15,871	13,367	9,834

As indicated in Note 2.2.1 to our Consolidated Financial Statements, although they are not recognized in our consolidated balance sheet, we continue to attempt to collect on these write-offs until our rights to receive the related assets are fully extinguished, either because they become time-barred debt, the debt is forgiven, or other reasons.

Risk Concentrations

The tables below show a breakdown of the balances of financial instruments registered in our consolidated balance sheet according to their concentration in geographical areas and to the residence of the customer or counterparty, as of December 31, 2011, 2010 and 2009. It does not take into account valuation adjustments, impairment losses or loan-loss provisions.

2011 Risks On-Balance	Spain	Europe, Excluding Spain	Mexico	United States	Latin America	Rest	Total
	(In Millions of Euros)
Financial assets held for trading	12,958	33,305	11,675	4,672	5,452	2,539	70,603
Debt securities	5,075	2,068	10,933	565	2,030	305	20,975
Equity instruments	662	363	741	69	125	238	2,198
Derivatives	7,221	30,874	2	4,039	3,297	1,996	47,430
Other financial assets designated at fair value through profit or loss	234	311	1,470	509	454	—	2,977
Debt securities	117	77	6	508	1	—	708
Equity instruments	117	234	1,464	1	453	—	2,269
Available-for-sale portfolio	26,546	8,895	7,825	8,151	5,164	656	57,237
Debt securities	22,371	8,685	7,764	7,518	5,068	602	52,008
Equity instruments	4,175	210	61	633	96	54	5,229
Loans and receivables	203,348	44,305	42,489	44,625	46,479	7,704	388,949
Loans and advances to credit institutions	3,034	11,531	4,877	2,712	2,197	1,663	26,013
Loans and advances to customers	198,948	32,445	37,612	41,222	43,592	6,035	359,855
Debt securities	1,365	328	—	692	690	6	3,081
Held-to-maturity investments	7,373	3,582	—	—	—	—	10,955
Hedging derivatives	395	3,493	485	253	16	56	4,698

Total risks in financial assets	250,854	93,890	63,943	58,210	57,565	10,955	535,419

Risks Off-Balance	Spain	Europe, Excluding Spain	Mexico	United States	Latin America	Rest	Total
	(In Millions of Euros)
Financial guarantees	16,175	12,289	1,098	4,056	4,733	1,554	39,904
Contingent exposures	30,848	21,506	11,929	22,002	6,192	1,288	93,767
Total contingent risks	47,023	33,795	13,027	26,058	10,925	2,842	133,669

TOTAL	297,877	127,685	76,970	84,268	68,490	13,797	669,088

2010 Risks On-Balance	Spain	Europe, Excluding Spain	Mexico	United States	Latin America	Rest	Total
	(In Millions of Euros)

Financial assets held for trading	18,903	22,899	9,578	3,951	5,549	2,404	63,284
Debt securities	9,522	2,839	8,853	654	2,086	405	24,359
Equity instruments	3,041	888	725	148	136	322	5,260
Derivatives	6,340	19,172	—	3,149	3,327	1,677	33,665
Other financial assets designated at fair value through profit or loss	284	98	1,437	481	476	1	2,777
Debt securities	138	66	7	480	—	—	691
Equity instruments	146	32	1,430	1	476	1	2,086
Available-for-sale portfolio	25,230	7,689	10,158	7,581	4,291	1,234	56,183
Debt securities	20,725	7,470	10,106	6,903	4,211	1,187	50,602
Equity instruments	4,505	219	52	678	80	47	5,581
Loans and receivables	218,399	30,985	40,540	39,944	37,320	5,847	373,035
Loans and advances to credit institutions	6,786	7,846	5,042	864	2,047	1,018	23,603
Loans and advances to customers	210,102	23,139	35,498	38,649	34,999	4,822	347,209
Debt securities	1,511	—	—	431	274	7	2,223
Held-to-maturity investments	7,504	2,443	—	—	—	—	9,947
Hedging derivatives	234	2,922	281	131	—	35	3,603

Total risks in financial assets	270,554	67,036	61,994	52,088	47,636	9,521	508,829

Risks Off-Balance	Spain	Europe, Excluding Spain	Mexico	United States	Latin America	Rest	Total
	(In Millions of Euros)

Financial guarantees	20,175	6,773	1,006	3,069	3,953	1,465	36,441
Contingent exposures	35,784	19,144	11,421	17,604	5,711	910	90,574
Total contingent risks	55,959	25,917	12,427	20,673	9,664	2,375	127,015

TOTAL	326,513	92,953	74,421	72,761	57,300	11,896	635,844

2009 Risks On-Balance	Spain	Europe, Excluding Spain	Mexico	United States	Latin America	Rest	Total
	(In Millions of Euros)

Financial assets held for trading	22,893	25,583	11,612	3,076	4,329	2,240	69,733
Debt securities	14,487	7,434	10,157	652	1,646	296	34,672
Equity instruments	3,268	624	1,455	35	207	194	5,783
Derivatives	5,138	17,525	—	2,389	2,476	1,750	29,278
Other financial assets designated at fair value through profit or loss	330	73	1,153	436	344	—	2,337
Debt securities	157	42	3	435	1	—	639
Equity instruments	173	31	1,150	1	343	—	1,698
Available-for-sale portfolio	30,177	11,660	7,709	7,828	4,876	1,266	63,516
Debt securities	24,838	11,429	7,688	7,082	4,806	1,223	57,066
Equity instruments	5,339	231	21	746	70	43	6,450
Loans and receivables	206,097	34,613	31,469	40,469	34,926	6,167	353,741
Loans and advances to credit institutions	2,568	11,280	3,269	2,441	1,724	918	22,200
Loans and advances to customers	203,529	23,333	28,200	37,688	33,098	5,239	331,087
Debt securities	—	—	—	340	104	10	454
Held-to-maturity investments	2,625	2,812	—	—	—	—	5,437
Hedging derivatives	218	2,965	266	117	3	25	3,595

Total risks in financial assets	262,340	77,706	52,210	51,926	44,478	9,698	498,359

Risks Off-Balance	Spain	Europe, Excluding Spain	Mexico	United States	Latin America	Rest	Total
	(In Millions of Euros)
Financial guarantees	15,739	7,826	897	3,330	3,704	1,689	33,185
Contingent exposures	37,804	24,119	9,421	15,990	3,743	1,246	92,323
Total contingent risks	53,543	31,945	10,318	19,320	7,447	2,935	125,508

TOTAL	315,883	109,651	62,528	71,246	51,925	12,633	623,866

ITEM 12. DESCRIPTION	OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Category	Depositary Actions	Associated Fee / By Whom Paid
(a) Depositing or substituting the underlying shares	Issuance of ADSs	Up to $5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADSs delivered (charged to person depositing the shares or receiving the ADSs)

(b) Receiving or distributing dividends	Distribution of cash dividends or other cash distributions; distribution of share dividends or other free share distributions; distribution of securities other than ADSs or rights to purchase additional ADSs	Not applicable

(c) Selling or exercising rights	Distribution or sale of securities	Not applicable

(d) Withdrawing an underlying security	Acceptance of ADSs surrendered for withdrawal of deposited securities	Up to $5.00 for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered (charged to person surrendering or to person to whom withdrawn securities are being delivered)

Category	Depositary Actions	Associated Fee / By Whom Paid
(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	Not applicable

(f) General depositary services, particularly those charged on an annual basis	Other services performed by the Depositary in administering the ADSs	Not applicable

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

•   reasonable and customary expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars

Expenses payable by holders of ADSs or persons depositing shares for the issuance of ADSs; expenses payable in connection with the conversion of foreign currency into U.S. dollars are payable out of such foreign currency

The Depositary may remit to us all or a portion of the Depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2011, the Depositary reimbursed us $589 thousand with respect to certain fees and expenses. The table below sets forth the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed in 2011.

Category of Expenses	Amount Reimbursed in the Year Ended December 31, 2011
(In Thousands of Dollars)
NYSE Listing Fees	139
Investor Relations Marketing	188
Professional Services	188
Annual Shareholders’ General Meeting Expenses	74

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2011, BBVA, under the supervision and with the participation of BBVA’s management, including our Chairman and Chief Executive Officer, President and Chief Operating Officer and Chief Global Accounting and Information Management Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based upon their evaluation, BBVA’s Chairman and Chief Executive Officer, President and Chief Operating Officer and Chief Global Accounting and Information Management Officer concluded, that BBVA’s disclosure controls and procedures are effective at a reasonable assurance level in ensuring that information relating to BBVA, including its consolidated subsidiaries, required to be disclosed in reports that it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the management, including principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

During 2012 we have implemented certain procedural changes in our filing process in order to further bolster and strengthen our disclosure controls and procedures in light of the fact that the exhibits to certain Forms 6-K submitted to the SEC were inadvertently omitted at the time of their original submission due to a technical anomaly resulting from the possible defective use of the software we used in making such submissions.

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

Under the supervision and with the participation of BBVA’s management, including our Chairman and Chief Executive Officer, President and Chief Operating Officer and Chief Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2011, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2011 has been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the internal control over financial reporting of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group”—Note 3) as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Group and our report dated April 26, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/DELOITTE, S.L.

Madrid—Spain

April 26, 2012

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

BBVA’s Code of Ethics and Conduct applies, among others, to its chief executive officer, chief financial officer and chief accounting officer. This code establishes the principles that guide these officers’ respective actions: ethical conduct, professional standards and confidentiality. It also establishes the limitations and defines the conflicts of interest arising from their status as senior executives. We have not waived compliance with, nor made any amendment to, the Code of Ethics and Conduct in 2011. BBVA’s Code of Ethics and Conduct can be found on its website at www.bbva.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L., by type of service rendered for the periods indicated.

	Year ended December 31,
Services Rendered	2011	2010
	(In Millions of Euros)
Audit Fees(1)	7.8	7.3
Audit-Related Fees(2)	0.9	1.3
Tax Fees(3)	0.1	0.3
All Other Fees(4)	1.2	0.6

Total	10.0	9.5

(1)

Aggregate fees billed for each of the last two fiscal years for professional services rendered by Deloitte, S.L. for the audit of BBVA’s annual financial statements or services that are normally provided by Deloitte, S.L. in connection with statutory and regulatory filings or engagements for those fiscal years. Total audit fees billed by Deloitte, S.L. and its worldwide affiliates, were €17.6 million and €16.4 million in 2011 and 2010, respectively.

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

(4)

Aggregate fees billed in each of the last two fiscal years for products and services provided by Deloitte, S.L. other than the services reported in (1), (2) and (3) above. Services in this category consisted primarily of consultancy and implementation of new regulation.

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

ITEM 16D. EXEMPTIONS	FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES	OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

2011	Total Number of Ordinary Shares Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	62,048,653	€8.11	—	—
February 1 to February 28	45,342,926	€9.03	—	—
March 1 to March 31	64,872,181	€8.68	—	—
April 1 to April 30	41,735,541	€8.47	—	—
May 1 to May 31	45,733,255	€8.18	—	—
June 1 to June 30	50,583,268	€7.74	—	—
July 1 to July 31	76,019,234	€7.56	—	—
August 1 to August 31	56,722,957	€6.28	—	—
September 1 to September 30	56,033,924	€5.78	—	—
October 1 to October 31	67,918,692	€6.43	—	—
November 1 to November 30	44,897,738	€6.05	—	—
December 1 to December 31	41,086,404	€6.49	—	—

Total	652,994,773	€7.39	—	—

During 2011, we sold a total of 664,643,557 shares for an average price of €7.53 per share.

ITEM 16F. CHANGE	IN REGISTRANT’S CERTIFYING ACCOUNTANT

During the years ended December 31, 2011, 2010 and 2009 and through the date of this Annual Report, the principal independent accountant engaged to audit our financial statements, Deloitte S.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed. For each of the years ended December 31, 2011, 2010 and 2009, Deloitte S.L. has not expressed reliance on another accountant or accounting firm in its report on our audited annual accounts for such periods.

ITEM 16G. CORPORATE	GOVERNANCE

Compliance with NYSE Listing Standards on Corporate Governance

On November 4, 2003, the SEC approved rules proposed by the New York Stock Exchange (the “NYSE”) intended to strengthen corporate governance standards for listed companies. In compliance therewith, the following is a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the NYSE listing standards.

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

Subject to certain exceptions not applicable to us and except as indicated below, Spanish law does not contain any requirement that members of the board of directors or the committees thereof be independent, nor does Spanish law provide for the time being any definition of what constitutes independence for the purpose of board or committee membership or otherwise.

With respect to board committees, pursuant to RD 771/2011, the Bank of Spain will determine which credit entities should have a Compensation Committee, taking into account, among other things, their size, internal organization and the complexity of their activities. The Chairman and the members of the Compensation Committee, if any, will be members of the Board of Directors with no executive functions. In addition, according to the Securities Market Act, listed companies should have an Audit Committee and at least one of its members must be an independent director.

Moreover, pursuant to certain non-binding recommendations applicable to listed companies in Spain, the Audit and Compliance Committee and the Compensation and Appointment Committees of such companies should be composed of a majority of non-executive directors and chaired by an independent director. These recommendations also contain a definition of what constitutes independence for the purpose of board or committee membership.

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

Our Board of Directors has a large number of non-executive directors and eleven out of the 14 members of our Board are independent under the definition of independence described above. In addition, our Audit and Compliance Committee is composed exclusively of independent directors and the committee chairman is required to have experience in financial management and an understanding of the standards and accounting procedures required by the governmental authorities that regulate the banking sector. In accordance with the non-binding recommendation, our Board of Directors has an Appointments Committee and a Compensation Committee which are composed mainly of independent directors.

Separate Meetings for Independent Directors

In accordance with the NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Spanish law, this practice is not contemplated as such. We note, however, that our independent directors meet periodically outside the presence of our executive directors anytime the Audit and Compliance Committee or the Appointments Committee and the Compensation Committee meet, since these Committees are comprised solely of non- executive directors. In addition, our independent directors meet outside the presence of our executive directors as often as they deem fit, and usually prior to meetings of the Board of Directors or its Committees.

Code of Ethics

The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. For information with respect to BBVA’s code of business conduct and ethics see “Item 16B. Code of Ethics”.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as a part of this Annual Report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Bylaws (Estatutos) of the Registrant.

8.1	Consolidated Companies Composing Registrant (see Appendix I to XII to our Consolidated Financial Statements included herein).

10.1	Share Purchase Agreement entered into between the Company and Doğuş Holding A.Ş. on November 1, 2010.

10.2	Share Purchase Agreement entered into between the Company, General Electric Capital Corporation and GE Araştirma ve Müşavirlik Limited Şirketi on November 1, 2010.

10.3	Shareholders’ Agreement entered into between the Company, Doğuş Holding A.Ş., Doğuş Nakliyat ve Ticaret, A.Ş. and Doğuş Araştirma Geliştirme ve Müşavirlik Hizmetleri A.Ş. on November 1, 2010.(*)

12.1	Section 302 Chairman and Chief Executive Officer Certification.

12.2	Section 302 President and Chief Operating Officer Certification.

12.3	Section 302 Chief Accounting Officer Certification.

13.1	Section 906 Certification.

15.1	Consent of Independent Registered Public Accounting Firm

(*)	Confidential treatment has been requested with respect to certain portions of this agreement. Confidential portions have been redacted and separately filed with the SEC.

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

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ RICARDO GOMEZ BARREDO
Name:	RICARDO GOMEZ BARREDO
Title:	Head of Global Accounting and Information Management Department

Date April 26, 2012

APPENDICES
APPENDIX I	Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A.	A-1
APPENDIX II	Additional information on consolidated subsidiaries composing the BBVA Group	A-10
APPENDIX III	Additional information on the jointly controlled companies accounted for under the proportionate consolidation method in the BBVA Group	A-18
APPENDIX IV	Additional information on investments and jointly controlled companies accounted for under the equity method in the BBVA Group	A-19
APPENDIX V	Changes and notification of investments and divestments in the BBVA Group in 2011	A-20
APPENDIX VI	Fully consolidated subsidiaries with more than 10% owned by non-BBVA Group shareholders as of December 31, 2011	A-24
APPENDIX VII	BBVA Group’s securitization funds	A-25
APPENDIX VIII	Details of the outstanding Subordinated Debt and Preferred Securities issued by the Bank or entities in the Group consolidated as of December 31, 2011.	A-26
APPENDIX IX	Consolidated balance sheets held in foreign currency as of December 31, 2011, 2010 and 2009	A-30
APPENDIX X	Risks related to the developer and real-estate sector in Spain	A-31
APPENDIX XI	Glossary	A-36
APPENDIX XII	Additional disclosure required by the Regulation S-X	A-47

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the accompanying consolidated balance sheets of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group” – Note 3) as of December 31, 2011, 2010 and 2009, and the related consolidated income statements, statements of recognized income and expense, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group as of December 31, 2011, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with the International Financial Reporting Standards, as issued by the International Accounting Standards Boards (“IFRS – IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2012 expressed an unqualified opinion on the Group’s internal control over financial reporting.

DELOITTE, S.L.

Madrid – Spain

April 26, 2012

Consolidated balance sheets as of December 31, 2011, 2010 and 2009

		Millions of Euros
ASSETS	Notes	2011	2010	2009
CASH AND BALANCES WITH CENTRAL BANKS	9	30,939	19,981	16,344

FINANCIAL ASSETS HELD FOR TRADING	10	70,602	63,283	69,733

Loans and advances to credit institutions		–	–	–
Loans and advances to customers		–	–	–
Debt securities		20,975	24,358	34,672
Equity instruments		2,198	5,260	5,783
Trading derivatives		47,429	33,665	29,278

OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,977	2,774	2,337

Loans and advances to credit institutions		–	–	–
Loans and advances to customers		–	–	–
Debt securities		708	688	639
Equity instruments		2,269	2,086	1,698

AVAILABLE-FOR-SALE FINANCIAL ASSETS	12	58,144	56,456	63,521

Debt securities		52,914	50,875	57,071
Equity instruments		5,230	5,581	6,450

LOANS AND RECEIVABLES	13	381,076	364,707	346,117

Loans and advances to credit institutions		26,107	23,637	22,239
Loans and advances to customers		351,900	338,857	323,442
Debt securities		3,069	2,213	436

HELD-TO-MATURITY INVESTMENTS	14	10,955	9,946	5,437

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	146	40	–

HEDGING DERIVATIVES	15	4,552	3,563	3,595

NON-CURRENT ASSETS HELD FOR SALE	16	2,090	1,529	1,050

INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	17	5,843	4,547	2,922

Associates		5,567	4,247	2,614
Jointly controlled entities		276	300	308

INSURANCE CONTRACTS LINKED TO PENSIONS		–	–	–

REINSURANCE ASSETS	18	26	28	29

TANGIBLE ASSETS	19	7,330	6,701	6,507

Property, plants and equipment		5,740	5,132	4,873
For own use		4,905	4,408	4,182
Other assets leased out under an operating lease		835	724	691
Investment properties		1,590	1,569	1,634

INTANGIBLE ASSETS	20	8,677	8,007	7,248

Goodwill		6,798	6,949	6,396
Other intangible assets		1,879	1,058	852

TAX ASSETS	21	7,841	6,649	6,273

Current		1,509	1,113	1,187
Deferred		6,332	5,536	5,086

OTHER ASSETS	22	6,490	4,527	3,952

Inventories		3,994	2,788	1,933
Rest		2,496	1,739	2,019

TOTAL ASSETS		597,688	552,738	535,065

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated balance sheet as of December 31, 2011.

Consolidated balance sheets as of December 31, 2011, 2010 and 2009

		Millions of Euros
LIABILITIES AND EQUITY	Notes	2011	2010	2009
FINANCIAL LIABILITIES HELD FOR TRADING	10	51,303	37,212	32,830

Deposits from central banks		–	–	–
Deposits from credit institutions		–	–	–
Customer deposits		–	–	–
Debt certificates		–	–	–
Trading derivatives		46,692	33,166	29,000
Short positions		4,611	4,046	3,830
Other financial liabilities		–	–	–

OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	1,825	1,607	1,367

Deposits from central banks		–	–	–
Deposits from credit institutions		–	–	–
Customer deposits		–	–	–
Debt certificates		–	–	–
Subordinated liabilities		–	–	–
Other financial liabilities		1,825	1,607	1,367

FINANCIAL LIABILITIES AT AMORTIZED COST	23	479,904	453,164	447,936

Deposits from central banks		33,147	11,010	21,166
Deposits from credit institutions		59,356	57,170	49,146
Customer deposits		282,173	275,789	254,183
Debt certificates		81,930	85,179	99,939
Subordinated liabilities		15,419	17,420	17,878
Other financial liabilities		7,879	6,596	5,624

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	–	(2)	–

HEDGING DERIVATIVES	15	2,710	1,664	1,308

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	16	–	–	–

LIABILITIES UNDER INSURANCE CONTRACTS	24	7,737	8,034	7,186

PROVISIONS	25	7,561	8,322	8,559

Provisions for pensions and similar obligations	26	5,577	5,980	6,246
Provisions for taxes and other legal contingencies		350	304	299
Provisions for contingent risks and commitments		291	264	243
Other provisions		1,343	1,774	1,771

TAX LIABILITIES	21	2,330	2,195	2,208

Current		772	604	539
Deferred		1,558	1,591	1,669

OTHER LIABILITIES	22	4,260	3,067	2,908

TOTAL LIABILITIES		557,630	515,263	504,302

Consolidated balance sheets as of December 31, 2011, 2010 and 2009

		Millions of Euros
LIABILITIES AND EQUITY	Notes	2011	2010	2009
STOCKHOLDERS’ FUNDS		40,952	36,689	29,362

Common Stock	27	2,403	2,201	1,837
Issued		2,403	2,201	1,837
Unpaid and uncalled (-)		–	–	–
Share premium	28	18,970	17,104	12,453
Reserves	29	17,940	14,360	12,074
Accumulated reserves (losses)		17,580	14,305	11,765
Reserves (losses) of entities accounted for using the equity method		360	55	309
Other equity instruments		51	37	12

Equity component of compound financial instruments		–	–	–
Other equity instruments		51	37	12

Less: Treasury stock	30	(300)	(552)	(224)
Income attributed to the parent company		3,004	4,606	4,210
Less: Dividends and remuneration		(1,116)	(1,067)	(1,000)

VALUATION ADJUSTMENTS	31	(2,787)	(770)	(62)

Available-for-sale financial assets		(682)	333	1,951
Cash flow hedging		30	49	188
Hedging of net investment in foreign transactions		(158)	(158)	219
Exchange differences		(1,937)	(978)	(2,236)
Non-current assets held-for-sale		–	–	–
Entities accounted for using the equity method		188	(16)	(184)
Other valuation adjustments		(228)	–	–

NON-CONTROLLING INTEREST	32	1,893	1,556	1,463

Valuation adjustments		36	(86)	18
Rest		1,857	1,642	1,445

TOTAL EQUITY		40,058	37,475	30,763

TOTAL LIABILITIES AND EQUITY		597,688	552,738	535,065

		Millions of Euros
MEMORANDUM ITEM	Notes	2011	2010	2009
CONTINGENT RISKS	34	39,904	36,441	33,185

CONTINGENT COMMITMENTS	34	93,766	90,574	92,323

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated balance sheet as of December 31, 2011.

Consolidated income statements for the years ended December 31, 2011, 2010 and 2009

		Millions of Euros
	Notes	2011	2010	2009
INTEREST AND SIMILAR INCOME	39	24,188	21,134	23,775
INTEREST AND SIMILAR EXPENSES	39	(11,028)	(7,814)	(9,893)

NET INTEREST INCOME		13,160	13,320	13,882

DIVIDEND INCOME	40	562	529	443
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	41	600	335	120
FEE AND COMMISSION INCOME	42	5,618	5,382	5,305
FEE AND COMMISSION EXPENSES	43	(1,058)	(845)	(875)

NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	44	1,114	1,441	892
Financial instruments held for trading		1,054	643	321

Other financial instruments at fair value through profit or loss		4	83	79
Other financial instruments not at fair value through profit or loss		56	715	492

Rest		–	–	–
EXCHANGE DIFFERENCES (NET)		365	453	652
OTHER OPERATING INCOME	45	4,247	3,543	3,400
Income on insurance and reinsurance contracts		3,317	2,597	2,567
Financial income from non-financial services		656	647	493
Rest of other operating income		274	299	340
OTHER OPERATING EXPENSES	45	(4,042)	(3,248)	(3,153)
Expenses on insurance and reinsurance contracts		(2,436)	(1,815)	(1,847)
Changes in inventories		(298)	(554)	(417)
Rest of other operating expenses		(1,308)	(879)	(889)

GROSS INCOME		20,566	20,910	20,666

ADMINISTRATION COSTS	46	(9,104)	(8,207)	(7,662)
Personnel expenses		(5,311)	(4,814)	(4,651)
General and administrative expenses		(3,793)	(3,393)	(3,011)
DEPRECIATION AND AMORTIZATION	47	(847)	(761)	(697)

PROVISIONS (NET)	48	(510)	(482)	(458)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	49	(4,226)	(4,718)	(5,473)

Loans and receivables		(4,201)	(4,563)	(5,199)
Other financial instruments not at fair value through profit or loss		(25)	(155)	(274)

NET OPERATING INCOME		5,879	6,742	6,376

Consolidated income statements for the years ended December 31, 2011, 2010 and 2009

		Millions of Euros
	Notes	2011	2010	2009
NET OPERATING INCOME		5,879	6,742	6,376

IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	50	(1,885)	(489)	(1,618)
Goodwill and other intangible assets		(1,444)	(13)	(1,100)
Other assets		(441)	(476)	(518)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	51	46	41	20
NEGATIVE GOODWILL		–	1	99
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	52	(270)	127	859
INCOME BEFORE TAX		3,770	6,422	5,736

INCOME TAX	21	(285)	(1,427)	(1,141)
INCOME FROM CONTINUING TRANSACTIONS		3,485	4,995	4,595

INCOME FROM DISCONTINUED TRANSACTIONS (NET)		–	–	–

NET INCOME		3,485	4,995	4,595

Net Income attributed to parent company		3,004	4,606	4,210
Net income attributed to non-controlling interests	32	481	389	385

		Euros
	Note	2011	2010	2009
Basic earnings per share	5	0.64	1.14	1.07
Diluted earnings per share	5	0.64	1.14	1.07

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated income statement for the year ending December 31, 2011.

Consolidated statements of recognized income and expenses for the years ended

December 31, 2011, 2010 and 2009

	Millions of Euros
	2011	2010	2009
NET INCOME RECOGNIZED IN INCOME STATEMENT	3,485	4,995	4,595

OTHER RECOGNIZED INCOME (EXPENSES)	(1,894)	(813)	1,061

Available-for-sale financial assets	(1,240)	(2,166)	1,502
Valuation gains/(losses)	(1,351)	(1,963)	1,520
Amounts removed to income statement	89	(206)	(18)
Reclassifications	22	3	–
Cash flow hedging	(32)	(190)	(32)
Valuation gains/(losses)	(61)	(156)	(21)
Amounts removed to income statement	29	(34)	(11)
Amounts removed to the initial carrying amount of the hedged items	–	–	–
Reclassifications	–	–	–

Hedging of net investment in foreign transactions	–	(377)	(27)
Valuation gains/(losses)	–	(377)	(27)

Amounts removed to income statement	–	–	–
Reclassifications	–	–	–
Exchange differences	(960)	1,384	68
Valuation gains/(losses)	(963)	1,380	141
Amounts removed to income statement	3	4	(73)
Reclassifications	–	–	–
Non-current assets held for sale	–	–	–
Valuation gains/(losses)	–	–	–
Amounts removed to income statement	–	–	–
Reclassifications	–	–	–
Actuarial gains and losses in post-employment plans	(240)	–	–
Entities accounted for using the equity method	204	228	(88)
Valuation gains/(losses)	204	228	(88)
Amounts removed to income statement	–	–	–
Reclassifications	–	–	–

Rest of recognized income and expenses	(90)	–	–
Income tax	464	308	(362)

TOTAL RECOGNIZED INCOME/EXPENSES	1,591	4,182	5,656

Attributed to the parent company	987	3,898	5,078
Attributed to minority interests	604	284	578

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated statement of recognized income and expenses for the year ended December 31, 2011.

Consolidated statements of changes in equity for the years ended December 31, 2011, 2010 and 2009

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 32)	Total Equity
	Stockholders’ Funds									Valuation Adjust- ments (Note 31)	Total
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instruments	Less: Treasury Stock (Note 30)	Income Attributed to the Parent Company	Less: Dividends and Remune- rations (Note 4)	Total Stock- holders’ Funds
2011			Accumulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2011	2,201	17,104	14,305	55	37	(552)	4,606	(1,067)	36,689	(770)	35,919	1,556	37,475
Effect of changes in accounting policies	–	–	–	–	–	–	–	–	–	–	–	–	–
Effect of correction of errors	–	–	–	–	–	–	–	–	–	–	–	–	–
Adjusted initial balance	2,201	17,104	14,305	55	37	(552)	4,606	(1,067)	36,689	(770)	35,919	1,556	37,475
Total income/expense recognized	–	–	–	–	–	–	3,004	–	3,004	(2,017)	987	604	1,591
Other changes in equity	202	1,866	3,275	305	14	252	(4,606)	(49)	1,259	–	1,259	(267)	992
Common stock increase	68	–	(68)	–	–	–	–	–	–	–	–	–	–
Common stock reduction	–	–	–	–	–	–	–	–	–	–	–	–	–
Conversion of financial liabilities into capital	134	1,866	–	–	–	–	–	–	2,000	–	2,000	–	2,000
Increase of other equity instruments	–	–	–	–	14	–	–	–	14	–	14	–	14
Reclassification of financial liabilities to other equity instruments	–	–	–	–	–	–	–	–	–	–	–	–	–
Reclassification of other equity instruments to financial liabilities	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividend distribution	–	–	–	–	–	–	–	(937)	(937)	–	(937)	(273)	(1,210)
Transactions including treasury stock and other equity instruments (net)	–	–	(14)	–	–	252	–	–	238	–	238	–	238
Transfers between total equity entries	–	–	3,239	300	–	–	(4,606)	1,067	–	–	–	–	–
Increase/Reduction due to business combinations	–	–	–	–	–	–	–	–	–	–	–	–	–
Payments with equity instruments	–	–	–	–	–	–	–	–	–	–	–	–	–
Rest of increases/reductions in total equity	–	–	118	5	–	–	–	(179)	(56)	–	(56)	6	(50)
Of which:	–	–	–	–	–	–	–	–	–	–	–	–	–
Acquisition of the free allotment rights	–	–	–	–	–	–	–	(179)	(179)	–	(179)	–	(179)

Balances as of December 31, 2011	2,403	18,970	17,580	360	51	(300)	3,004	(1,116)	40,952	(2,787)	38,165	1,893	40,058

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated statement of changes in equity for the year ended December 31, 2011.

Consolidated statements of changes in equity for the years ended December 31, 2011, 2010 and 2009

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 32)	Total Equity
	Stockholders’ Funds									Valuation Adjust- ments (Note 31)	Total
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instruments	Less: Treasury Stock (Note 30)	Income Attributed to the Parent Company	Less: Dividends and Remune- rations (Note 4)	Total Stockholders’ Funds
2010			Accumulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2010	1,837	12,453	11,765	309	12	(224)	4,210	(1,000)	29,362	(62)	29,300	1,463	30,763
Effect of changes in accounting policies	–	–	–	–	–	–	–	–	–	–	–	–	–
Effect of correction of errors	–	–	–	–	–	–	–	–	–	–	–	–	–
Adjusted initial balance	1,837	12,453	11,765	309	12	(224)	4,210	(1,000)	29,362	(62)	29,300	1,463	30,763
Total income/expense recognized	–	–	–	–	–	–	4,606	–	4,606	(708)	3,898	284	4,182
Other changes in equity	364	4,651	2,540	(254)	25	(328)	(4,210)	(67)	2,721	–	2,721	(191)	2,530
Common stock increase	364	4,651	–	–	–	–	–	–	5,015	–	5,015	–	5,015
Common stock reduction	–	–	–	–	–	–	–	–	–	–	–	–	–
Conversion of financial liabilities into capital	–	–	–	–	–	–	–	–	–	–	–	–	–
Increase of other equity instruments	–	–	–	–	25	–	–	–	25	–	25	–	25
Reclassification of financial liabilities to other equity instruments	–	–	–	–	–	–	–	–	–	–	–	–	–
Reclassification of other equity instruments to financial liabilities	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividend distribution	–	–	–	–	–	–	(558)	(1,067)	(1,625)	–	(1,625)	(197)	(1,822)
Transactions including treasury stock and other equity instruments (net)	–	–	(105)	–	–	(328)	–	–	(433)	–	(433)	–	(433)
Transfers between total equity entries	–	–	2,865	(213)	–	–	(3,652)	1,000	–	–	–	–	–
Increase/Reduction due to business combinations	–	–	–	–	–	–	–	–	–	–	–	–	–
Payments with equity instruments	–	–	–	–	–	–	–	–	–	–	–	–	–
Rest of increases/reductions in total equity	–	–	(220)	(41)	–	–	–	–	(261)	–	(261)	6	(255)

Balances as of December 31, 2010	2,201	17,104	14,305	55	37	(552)	4,606	(1,067)	36,689	(770)	35,919	1,556	37,475

Consolidated statements of changes in equity for the years ended December 31, 2011, 2010 and 2009

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 32)	Total Equity
	Stockholders’ Funds									Valuation Adjustments (Note 31)	Total
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instruments	Less: Treasury Stock (Note 30)	Income Attributed to the Parent Company	Less: Dividends and Remunerations (Note 4)	Total Stockholders’ Funds
2009			Accumulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2009	1,837	12,770	8,801	609	89	(720)	5,020	(1,820)	26,586	(930)	25,656	1,049	26,705
Effect of changes in accounting policies	–	–	–	–	–	–	–	–	–	–	–	–	–
Effect of correction of errors	–	–	–	–	–	–	–	–	–	–	–	–	–
Adjusted initial balance	1,837	12,770	8,801	609	89	(720)	5,020	(1,820)	26,586	(930)	25,656	1,049	26,705
Total income/expense recognized	–	–	–	–	–	–	4,210	–	4,210	868	5,078	578	5,656
Other changes in equity	–	(317)	2,964	(300)	(77)	496	(5,020)	820	(1,434)	–	(1,434)	(164)	(1,598)
Common stock increase	–	–	–	–	–	–	–	–	–	–	–	–	–
Common stock reduction	–	–	–	–	–	–	–	–	–	–	–	–	–
Conversion of financial liabilities into capital	–	–	–	–	–	–	–	–	–	–	–	–	–
Increase of other equity instruments	–	–	–	–	10	–	–	–	10	–	10	–	10
Reclassification of financial liabilities to other equity instruments	–	–	–	–	–	–	–	–	–	–	–	–	–
Reclassification of other equity instruments to financial liabilities	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividend distribution	–	–	–	–	–	–	–	(1,000)	(1,000)	–	(1,000)	(144)	(1,144)
Transactions including treasury stock and other equity instruments (net)	–	–	(238)	–	–	496	–	–	258	–	258	–	258

Transfers between total equity entries	–	–	3,378	(178)	–	–	(5,020)	1,820	–	–	–	–	–
Increase/Reduction due to business combinations	–	–	–	–	–	–	–	–	–	–	–	–	–
Payments with equity instruments	–	(317)	–	–	(87)	–	–	–	(404)	–	(404)	–	(404)
Rest of increases/reductions in total equity	–	–	(176)	(122)	–	–	–	–	(298)	–	(298)	(20)	(318)

Balances as of December 31, 2009	1,837	12,453	11,765	309	12	(224)	4,210	(1,000)	29,362	(62)	29,300	1,463	30,763

Consolidated statements of cash flows for the years ended December 31, 2011, 2010 and 2009

		Millions of Euros
	Notes	2011	2010	2009
CASH FLOW FROM OPERATING ACTIVITIES (1)	53	19,811	8,503	2,567
Net income for the year		3,485	4,995	4,595
Adjustments to obtain the cash flow from operating activities:		3,090	(534)	(591)
Depreciation and amortization		847	761	697
Other adjustments		2,243	(1,295)	(1,288)
Net increase/decrease in operating assets		17,340	6,452	(9,781)
Financial assets held for trading		7,319	(6,450)	(3,566)
Other financial assets designated at fair value through profit or loss		203	437	582
Available-for-sale financial assets		1,131	(7,064)	15,741
Loans and receivables		6,461	18,590	(23,377)

Other operating assets		2,226	939	839
Net increase/decrease in operating liabilities		30,291	9,067	(12,359)

Financial liabilities held for trading		14,090	4,383	(10,179)
Other financial liabilities designated at fair value through profit or loss		218	240	334

Financial liabilities at amortized cost		16,265	5,687	(3,564)
Other operating liabilities		(282)	(1,243)	1,050
Collection/Payments for income tax		285	1,427	1,141

CASH FLOWS FROM INVESTING ACTIVITIES (2)	53	(6,622)	(7,078)	(643)

Investment		8,524	8,762	2,396
Tangible assets		1,313	1,040	931
Intangible assets		612	464	380
Investments		430	1,209	2
Subsidiaries and other business units		4,653	77	7
Non-current assets held for sale and associated liabilities		1,516	1,464	920
Held-to-maturity investments		–	4,508	156
Other settlements related to investing activities		–	–	–
Divestments		1,902	1,684	1,753
Tangible assets		175	261	793
Intangible assets		1	6	147

Investments		–	1	1
Subsidiaries and other business units		18	69	32

Non-current assets held for sale and associated liabilities		870	1,347	780
Held-to-maturity investments		838	–	–

Other collections related to investing activities		–	–	–

Consolidated statements of cash flows for the years ended

December 31, 2011, 2010 and 2009

		Millions of Euros
	Notes	2011	2010	2009
CASH FLOWS FROM FINANCING ACTIVITIES (3)	53	(1,269)	1,148	(74)
Investment		6,282	12,410	10,012
Dividends		1,031	1,218	1,567
Subordinated liabilities		230	2,846	1,667
Common stock amortization		–	–	–
Treasury stock acquisition		4,825	7,828	6,431
Other items relating to financing activities		196	518	347
Divestments		5,013	13,558	9,938
Subordinated liabilities		–	1,205	3,103
Common stock increase		–	4,914	–
Treasury stock disposal		5,013	7,439	6,835
Other items relating to financing activities		–	–	–

EFFECT OF EXCHANGE RATE CHANGES (4)		(960)	1,063	(161)

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)		10,960	3,636	1,689

CASH OR CASH EQUIVALENTS AT BEGINNING OF THE YEAR		19,967	16,331	14,642

CASH OR CASH EQUIVALENTS AT END OF THE YEAR		30,927	19,967	16,331

		Millions of Euros
COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR	Notes	2011	2010	2009
Cash		4,611	4,284	4,218
Balance of cash equivalent in central banks		26,316	15,683	12,113
Other financial assets		–	–	–
Less: Bank overdraft refundable on demand		–	–	–

TOTAL CASH OR CASH EQUIVALENTS AT END OF THE YEAR	9	30,927	19,967	16,331

Of which:
Held by consolidated subsidiaries but not available for the Group		–	–	–

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated statement of cash flows for the year ended December 31, 2011.

Notes to consolidated income statements for the year ended

December  31, 2011

1. Introduction, basis for presentation of the consolidated financial statements and internal control of financial information

1.1 Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank” or “BBVA”) is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for consultation at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao).

In addition to the transactions it carries out directly, the Bank heads a group of subsidiaries, jointly-controlled and associated entities which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own individual financial statements, the Bank is therefore obliged to prepare the Group’s consolidated financial statements.

As of December 31, 2011, the BBVA Group was made up of 293 fully consolidated and 27 proportionately consolidated companies, as well as 73 companies consolidated using the equity method (see Notes 3 and 17 and Appendices II to VII).

The BBVA Group’s consolidated financial statements for the years ending December 31, 2010 and 2009 were approved by the shareholders at the Bank’s Annual General Meetings “AGM” held on March 11, 2011 and March 12, 2010, respectively.

The 2011 consolidated financial statements of the Group and the 2011 financial statements of the Bank have been approved by the shareholders at the AGM held on March 16, 2012.

1.2 Basis for the presentation of the consolidated financial statements

The BBVA Group’s consolidated financial statements are presented in accordance with the International Financial Reporting Standards endorsed by the European Union (EU-IFRS) required to be applied under the Bank of Spain Circular 4/2004, dated December 22 (and as amended thereafter) and in compliance with IFRS-IASB. This Bank of Spain Circular is the regulation that implements and adapts the EU-IFRS for Spanish banks.

The BBVA Group’s consolidated financial statements for the year ended December 31, 2011, 2010 and 2009 were prepared by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s consolidated equity and financial position as of December 31, 2011, 2010 and 2009 together with the consolidated results of its operations and cash flows generated during 2011, 2010 and 2009.

These consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. However, they include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by most of the Group (see Note 2.2).

All obligatory accounting standards and valuation criteria with a significant effect in the consolidated financial statements were applied in their preparation.

The amounts reflected in the accompanying consolidated financial statements are presented in millions of euros, unless it is more convenient to use smaller units. Some items that appear without a total in these consolidated financial statements do so because of the size of the units used. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the amounts appearing in some tables are not the exact arithmetical sum of their component figures.

The percentage changes in amounts have been calculated using figures expressed in thousands of euros.

1.3 Comparative information

As mentioned in Note 6, the BBVA Group’s business areas were redefined in 2011. This involved changes to the structure current in 2010 and 2009. In order to make it easier to compare information against these years, the information for 2010 and 2009 has been reworked in accordance with the criteria used in 2011, as established by IFRS 8 “Operating Segments”.

1.4 Seasonal nature of income and expenses

The nature of the most significant operations carried out by the BBVA Group’s entities is mainly related to traditional activities carried out by financial institutions, which are not significantly affected by seasonal factors.

1.5 Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s consolidated financial statements is the responsibility of the Bank’s directors, who at times have to make estimates to determine the balances of some assets, liabilities, income, expenses and commitments recorded in them. These estimates relate mainly to the following:

–	Impairment on certain financial assets (see Notes 7, 8, 12, 13, 14 and 17).

–	The assumptions used to quantify certain provisions (see Note 25) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 26).

–	The useful life and impairment losses of tangible and intangible assets (see Notes 16, 19, 20 and 22).

–	The valuation of goodwill arising on consolidation (see Notes 17 and 20).

–	The fair value of certain unlisted financial assets and liabilities in organized markets (see Notes 7, 8, 10, 11, 12 and 15).

Although these estimates were made on the basis of the best information available as of December 31, 2011 on the events analyzed, future events may make it necessary to modify them (either up or down) over the coming years. This would be done in accordance with applicable regulations and prospectively, recording the effects of the changes in the estimates in the corresponding consolidated income statements.

1.6 Control of the BBVA Group’s financial reporting

The financial information prepared by the BBVA Group is subject to a system of internal control (Internal Control over Financial Reporting or ICFR). Its aim is to provide reasonable security with respect to its reliability and integrity, and to ensure that the transactions carried out and processed use the criteria established by the Group’s management and comply with applicable laws and regulations.

The ICFR was developed by the Group’s management in accordance with international standards established by the Committee of Sponsoring Organizations of the Treadway Commission (hereinafter, “COSO). This stipulates five components that must form the basis of the effectiveness and efficiency of systems of internal control:

–	Assessment of all of the risks that could arise during the preparation of financial information.

–	Design the necessary controls to mitigate the most critical risks.

–	Monitoring of the controls to ensure they perform correctly and are effective over time.

–	Establishment of an appropriate system of information flows to detect and report system weaknesses or flaws.

–	Establishment of a suitable control environment to track all of these activities.

The ICFR is a dynamic model that evolves continuously over time to reflect the reality of the Group’s business at any time, together with the risks affecting it and the controls designed to mitigate these risks. It is subject to continuous evaluation by the internal control units.

The internal control units within each company comply with a common and standard methodology issued by the corporate internal control units, which also perform a supervisory role over them, as can be seen from the following diagram:

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

In the evaluation by the Internal Audit Department and the Internal Control Units, no weaknesses were detected that could have a material or significant impact on the BBVA Group consolidated financial statements for the year 2011.

1.7 Mortgage market policies and procedures

The additional disclosures required by Bank of Spain Circular 5/2011, applying Royal Decree 716/2009, dated April 24, 2009 (which developed certain aspects of Law 2/1981, dated 25 March, on the regulation of the mortgage market and other mortgage and financial market regulations) are set out in more detail in the Bank’s individual financial statements for the year ended December 31, 2011.

2. Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

The Glossary (Appendix XI) includes the definition of some of the financial and economic terms used in Note 2 and subsequent Notes.

2.1 Principles of consolidation

In terms of its consolidation, the BBVA Group is made up of three types of companies: subsidiaries, jointly controlled entities and associates.

•	Subsidiaries: Subsidiaries are those companies which the Group has the capacity to control. (See the Glossary, Appendix XI, for a more detailed definition of subsidiaries and control).

The financial statements of the subsidiaries are consolidated with those of the Bank using the global integration method.

The share of minority interests from subsidiaries in the Group’s consolidated equity is presented under the heading “Non-controlling interests” in the consolidated balance sheets. Their share in the profit or loss for the year is presented under the heading “Net income attributed to non-controlling interests” in the accompanying consolidated income statement (see Note 32).

Note 3 includes information related to the main subsidiaries in the Group as of December 31, 2011. Appendix II includes other significant information on these companies.

•

Jointly controlled entities: These are entities that are not dependent on a third party, but meet all the conditions for being considered a “joint business” (see the definition of jointly controlled entities in Appendix XI, Glossary). The BBVA Group has applied the following criteria in relation to the consolidation of its jointly controlled entities:

•

Jointly-controlled financial entity: Since it is a financial entity, the best way of reflecting its activities within the Group’s consolidated financial statements is considered to be the proportionate method of consolidation.

As of December 31, 2011, 2010 and 2009, the proportionately consolidated jointly controlled financial entities increased the main figures in the BBVA Group’s consolidated financial statements as shown in the table below:

	Millions of Euros
Contribution to the Group by Entities Accounted for Under the Proportionate Method	2011 (*)	2010	2009
Assets	18,935	1,040	869
Liabilities	15,232	891	732

Net income	200	19	17

(*)	Increases are due basically to Garanti

As of December 31, 2011, the most significant contribution of jointly controlled entities under the proportionate consolidation method is from Garanti (see Note 3). No additional information is presented with respect to the other entities as the holdings in these cases are not significant.

Appendix III shows the main figures for jointly controlled entities consolidated under the proportionate method.

•

Jointly-controlled non-financial entity. The effect of distributing the balance sheet and income statement amounts belonging to jointly controlled non-financial entities in the Group’s consolidated financial statements would distort the information provided to investors. It is therefore considered more appropriate to reflect these investments in the Group’s consolidated financial statements using the equity method.

Appendix IV shows the main figures for jointly controlled entities consolidated using the equity method. Note 17 details the impact that application of the proportionate consolidation method on these entities would have had on the consolidated balance sheet and income statement.

•

Associate entities: Associates are companies in which the Group is able to exercise significant influence, without having total or joint control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since the Group does not have the capacity to exercise significant influence over these entities. Investments in these entities, which do not represent significant amounts for the Group, are classified as “Available-for-sale financial assets.”

In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the power to exercise significant influence over these entities.

Appendix IV shows the most significant information related to the associates (see Note 17), which are consolidated using the equity method.

In all cases, results of subsidiaries acquired by the BBVA Group in a particular year are included taking into account only the period from the date of acquisition to year-end. Similarly, the results of companies disposed of during any year are included only taking into account the period from the start of the year to the date of disposal.

Individual financial statements –

The separate financial statements of the parent company of the Group (Banco Bilbao Vizcaya Argentaria, S.A.) are prepared under Spanish regulations (Circular 4/2004 of the Bank of Spain, and subsequent amendments). The Bank uses the cost method to account for its investment in subsidiaries, associates and jointly controlled companies, as permitted by IAS 27.

Appendix I shows BBVA’s individual financial statements as of December 31, 2011 and 2010.

2.2 Accounting policies and valuation criteria applied

The accounting standards and policies and the valuation criteria applied in preparing these consolidated financial statements may differ from those used by some of the entities in the BBVA Group. For this reason, the necessary adjustments and reclassifications have been introduced in the consolidation process to standardize these principles and criteria and comply with the EU-IFRS required to be applied under the Bank of Spain Circular 4/2004, of December 22, 2004 and in compliance with IFRS-IASB.

The accounting standards and policies and valuation criteria used in preparing these consolidated financial statements are as follows:

2.2.1 Financial Instruments

Measurement of financial instruments and recognition of changes in subsequent fair value

All financial instruments are initially accounted for at fair value which, unless there is evidence to the contrary, shall be the transaction price.

All the changes in the financial instruments, except in trading derivatives, arising from the accrual of interests and similar items are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement for the year in which the accrual took place (see Note 39). The dividends paid from other companies are recognized under the heading “Dividend income” in the accompanying consolidated income statement for the year in which the right to receive them arises (see Note 40).

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets and liabilities:

“Financial assets held for trading” and “Other financial assets and liabilities designated at fair value through profit or loss”

The assets and liabilities recognized in these chapters of the consolidated balance sheets are measured at fair value and changes in value (gains or losses) are recognized as their net value under the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statements (see Note 44). However, changes resulting from variations in foreign exchange rates are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

•	“Available-for-sale financial assets”

Assets recognized under these headings in the consolidated balance sheets are measured at their fair value. Subsequent changes in this measurement (gains or losses) are recognized temporarily for their amount net of tax effect, under the heading “Valuation adjustments – Available-for-sale financial assets” in the consolidated balance sheets.

Changes in the value of non-monetary items by changes in foreign exchange rates are recognized temporarily under the heading “Valuation adjustments – Exchange differences” in the accompanying consolidated balance sheets. Changes in foreign exchange rates resulting from monetary items are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

The amounts recognized under the headings “Valuation adjustments – Available-for-sale financial assets” and “Valuation adjustments – Exchange differences” continue to form part of the Group’s consolidated equity until the asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized in the financial instrument in question. If these assets are sold, these amounts are derecognized and entered under the headings “Net gains (losses) on financial assets and liabilities” or “Exchange differences (net)”, as appropriate, in the consolidated income statement for the year in which they are derecognized.

The gains from sales of other equity instruments considered strategic investments registered under “Available-for-sale financial assets” are recognized under the heading “Gains (losses) in non-current assets held-for-sale not classified as discontinued operations” in the consolidated income statement, even if they had not been classified in a previous balance sheet as non-current assets held for sale (see Note 52).

The net impairment losses in “Available-for-sale financial assets” over the year are recognized under the heading “Impairment losses on financial assets (net) – Other financial instruments not at fair value through profit or loss” (see Note 49) in the consolidated income statements for that year.

•	“Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortized cost”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at “amortized cost” using the “effective interest rate” method. This is because the consolidated entities intend to hold such financial instruments to maturity.

Net impairment losses of assets recognized under these headings arising in a particular year are recognized under the heading “Impairment losses on financial assets (net) – Loans and receivables” or “Impairment losses on financial assets (net) – Other financial instruments not valued at fair value through profit or loss” (see Note 49) in the consolidated income statement for that year.

•	“Hedging derivatives” and “Fair value changes of the hedged items in portfolio hedges of interest-rate risk”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at fair value.

Changes produced subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments designated as hedge accounting instruments are recognized as follows:

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

•

In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading “Valuation adjustments – Cash flow hedging” in the consolidated balance sheets. These differences are recognized in the accompanying consolidated income statement at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item. Almost all of the hedges used by the Group are for interest-rate risks. Therefore, the valuation changes are recognized under the headings “Interest and similar income” or “Interest and similar expenses” as appropriate, in the accompanying consolidated income statement (see Note 39).

Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement.

•

In the hedges of net investments in foreign operations, the differences produced in the effective portions of hedging items are recognized temporarily under the heading “Valuation adjustments – Hedging of net investments in foreign transactions” in the consolidated balance sheets. These differences in valuation are recognized under the heading “Exchange differences (net)” in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized.

•	Other financial instruments

The following exceptions are applicable with respect to the above general criteria:

•

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying asset and are settled by delivery of those instruments remain in the consolidated balance sheet at acquisition cost; this may be adjusted, where appropriate, for any impairment loss.

•

Valuation adjustments arising from financial instruments classified at the consolidated balance sheet date as non-current assets held for sale are recognized with a balancing entry under the heading “Valuation adjustments – Non-current assets held for sale” in the accompanying consolidated balance sheets.

Impairment losses on financial assets –

Definition of impaired financial assets

A financial asset is considered to be impaired – and therefore its carrying amount is adjusted to reflect the effect of impairment – when there is objective evidence that events have occurred which:

–

In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the time the transaction was arranged. So they are considered impaired when there are reasonable doubts that the balances will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed.

–	In the case of equity instruments, mean that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known. The recoveries of previously recognized impairment losses are registered, if appropriate, in the consolidated income statement for the year in which the impairment is reversed or reduced, with an exception: any recovery of previously recognized impairment losses for an investment in an equity instrument classified as financial assets available for sale is not recognized through consolidated financial statements, but under the heading “Valuation Adjustments – Available-for-sale financial assets” in the consolidated balance sheet.

In general, amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet paid.

When the recovery of any recognized amount is considered to be remote, this amount is written-off on the consolidated balance sheet, without prejudice to any actions that may be taken in order to collect the amount until the rights extinguish in full either because it is time-barred debt, the debt is forgiven, or other reasons.

We assess the evolution of recognized amounts individually, in the case of significant financial assets and for assets which are not susceptible to being classified in homogeneous groups of instruments with similar risk characteristics, or collectively, in the case of smaller financial assets susceptible to being classified in homogeneous groups.

According to our established policy, the recovery of a recognized amount is considered to be remote and, therefore, removed from our consolidated balance sheet in the following cases:

•

Any loan (except for those carrying an effective guarantee) of a company in bankruptcy and/or in the last phases of a “concurso de acreedores” (the Spanish equivalent of a Chapter 11 bankruptcy proceeding), and

•	Financial assets (bonds, obligations, etc.) whose issuer’s solvency capability has been downgraded in an irrevocable way.

Additionally, loans classified as substandard secured loans are written off within a maximum period of four years from their due date, while substandard unsecured loans (such as commercial and consumer loans, credit cards, etc.) are written off within two years from their due date.

Calculation of impairment on financial assets

The impairment on financial assets is determined by type of instrument and other circumstances that could affected, taking into account the guarantees received by the owners of the financial instruments to assure (in part or in full) the performance of transactions. The BBVA Group recognizes impairment charges directly against the impaired asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it records non-performing loan provisions for the estimated losses.

•	Impairment of debt securities measured at amortized cost

The amount of impairment losses of debt securities at amortized cost is measured depending on whether the impairment losses are determined individually or collectively.

•	Impairment losses determined individually

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

The following is to be taken into consideration when estimating the future cash flows of debt instruments:

•

All the amounts that are expected to be recovered over the residual life of the instrument; including, where appropriate, those which may result from the collaterals and other credit enhancements provided for the instrument (after deducting the costs required for foreclosure and subsequent sale). Impairment losses include an estimate for the possibility of collecting accrued, past-due and uncollected interest.

•	The various types of risk to which each instrument is subject.

•	The circumstances in which collections will foreseeably be made.

In respect to impairment losses resulting from the materialization of insolvency risk of the obligors (credit risk), a debt instrument is impaired:

•	When there is evidence of a reduction in the obligor’s capacity to pay, whether manifestly by default or for other reasons; and/or

•	When country-risk materializes, understood as the common risk among debtors who are resident in a particular country as a result of factors other than normal commercial risk.

The Group has policies, methods and procedures for hedging its credit risk, for insolvency attributable to counterparties and country-risk. These policies, methods and procedures are applied to the arrangement, study and documentation of debt instruments, contingent risks and commitments, as well as the detection of their deterioration and in the calculation of the amounts needed to cover their credit risk.

•	Impairment losses determined collectively

The determined collectively losses are calculated by using statistical procedures, and they are deemed equivalent to the portion of losses incurred on the date that the accompanying consolidated financial statements are prepared that has yet to be allocated to specific transactions.

The BBVA Group uses the concept of expected loss to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions. The parameters necessary for its calculation are also used to calculate economic capital and to calculate BIS II regulatory capital under internal models (see Note 33).

These models allow us to estimate the expected loss of the credit risk of each portfolio, in the one-year period after the reporting date, considering the characteristics of the counterparty and the guarantees and collateral associated with the transactions.

The expected loss is calculated taking into account three factors: exposure at default, probability of default and loss given default.

•	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

•

Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction. PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty. We assign a PD of 100% where there is a default.

•

Loss given default (“LGD”) is the loss arising in the event of default. It depends mainly on the characteristics of the counterparty and the valuation of the guarantees and collateral associated with the related transaction.

Once the PD is calculated, our models estimate the allowance for loan losses taking into account the LGD, according to the criteria set forth above. In order to calculate the LGD at each balance sheet date, we evaluate the estimated cash flows from the sale of the collateral by estimating its sale price (in the case of real estate collateral, we take into account declines in property values which could affect the value of such collateral, mainly in Spain) and its estimated cost of sale. In the event of a default, we become contractually entitled to the property at the end of the foreclosure process or when purchased from borrowers in distress, and recognize the collateral at its fair value. After the initial recognition of these non-current assets classified as held for sale or inventories, respectively, they are measured at the lower of their carrying amount and their fair value less their estimated cost of sale.

The calculation of the expected loss also takes into account the adjustment to the cycle of the aforementioned factors, especially PD and LGD.

The methodology for determining the allowance for determined collectively losses, the Group seeks to identify the amounts of losses which, although incurred at the reporting date, have not yet been disclosed and which the Group knows, on the basis of historical experience and other specific information, will arise following the reporting date.

The calculation of the not reported incurred loss adjusts the expected loss taking into account two parameters:

•	The point-in-time parameter is an adjustment to eliminate the through-the-cycle component of the expected loss.

•

The loss identification period (LIP) is the time period between the occurrence of a specific impairment event and objective evidence of impairment becoming apparent on an individual basis; in other words, the time between the loss event and the date an entity identified its occurrence.

However, as required by the Bank of Spain, until the Spanish regulatory authority has verified and approved these internal models for the calculation of the allowance for collective losses incurred, these must also be calculated based on the information provided by the Bank of Spain related to the Spanish banking industry.

•	Country Risk Allowance or Provision

Country risk is understood as the risk associated with customers resident in a specific country due to circumstances other than normal commercial risk. Country risk comprises sovereign risk, transfer risk and other risks arising from international financial activity. On the basis of the countries’ economic performance, political situation, regulatory and institutional framework, and payment capacity and record, the BBVA Group classifies the transactions in different groups, assigning to each group the provisions for insolvencies percentages, which are derived from those analyses.
However, due to the dimension of the Group, and to the proactive management of its country risk exposure, the allowances recognized in this connection are not material with respect to the credit loss allowances recognized. As of December 31, 2011, 2010 and 2009, these country risk allowances represent 0.43%, 0.37% and 0.52% of the credit loss allowances recognized of the Group.

•	Impairment of other debt instruments

The impairment losses on debt securities included in the “Available-for-sale financial asset” portfolio are equal to the positive difference between their acquisition cost (net of any principal repayment), after deducting any impairment loss previously recognized in the consolidated income statement, and their fair value.

When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as “Valuation adjustments – Available-for-sale financial assets” and are recognized in the consolidated income statement.

If all, or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred.

•	Impairment of equity instruments

The amount of the impairment in the equity instruments is determined by the category where is recognized:

•

Equity instruments measured at fair value: The criteria for quantifying and recognizing impairment losses on equity instruments are similar to those for “Debt instruments”, with the exception that any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale is not recognized in the consolidated income statement but under the heading “Valuation adjustments – Available-for-sale financial assets” in the accompanying consolidated balance sheet (see Note 31).

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

2.2.2 Transfers and derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the form in which risks and benefits associated with the assets involved are transferred to third parties. Thus the financial assets are only derecognized from the consolidated balance sheet when the cash flows that they generate are extinguished, or when their implicit risks and benefits have been substantially transferred to third parties. In the latter case, the financial asset transferred is derecognized from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

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

The Group is considered to have transferred substantially all the risks and benefits if such risks and benefits account for the majority of the risks and benefits involved in ownership of the transferred assets. If substantially all the risks and benefits associated with the transferred financial asset are retained:

–	The transferred financial asset is not derecognized from the consolidated balance sheet and continues to be measured using the same criteria as those used before the transfer.

–	A financial liability is recognized at the amount equal to the amount received, which is subsequently measured at amortized cost.

–

In the specific case of securitizations, this liability is recognized under the heading “Financial liabilities at amortized cost – Debt certificates” in the consolidated balance sheets (see Note 23). In securitizations where the risks and benefits of the transferred assets are substantially retained by the BBVA Group, the part acquired by another company in the consolidated Group is deducted from the recognized financial liabilities (securitized bonds), as established by paragraph 42 of IAS 39.

–	Both the income generated on the transferred (but not derecognized) financial asset and the expenses of the new financial liability continue to be recognized.

The criteria followed with respect to the most common transactions of this type made by the BBVA Group are as follows:

•

Purchase and sale commitments: Financial instruments sold with a repurchase agreement are not derecognized from the consolidated balance sheets and the amount received from the sale is considered financing from third parties.

Financial instruments acquired with an agreement to subsequently resell them are not recognized in the consolidated balance sheets and the amount paid for the purchase is considered credit given to third parties.

•

Special purpose vehicles: In those cases where the Group sets up entities, or has a holding in such entities, known as special purpose vehicles, in order to allow its customers access to certain investments, or for transferring risks or for other purposes, in accordance with internal criteria and procedures and with applicable regulations, the Group determines whether control over the entity in question actually exists (as described in Note 2.1), and therefore whether it should be subject to consolidation.

Among other elements, such methods and procedures take into consideration the risks and profits obtained by the Group, and also take into account all relevant elements, including the guarantees granted or the losses associated with collection of the corresponding assets retained by the Group. Such entities include the so-called asset securitization funds, which are fully consolidated in those cases in which, based on the aforementioned analysis, it is determined that the Group has maintained control.

In the specific instance of the securitization funds to which the BBVA Group’s entities transfer their loan portfolios, the following indications of the existence of control are considered for the purpose of analyzing the possibility of consolidation:

•

The securitization funds’ activities are undertaken in the name of the entity in accordance with its specific business requirements, with a view to generating benefits or gains from the securitization funds’ operations.

•

The entity retains a decision-making power with a view to securing most of the gains derived from the securitization funds’ activities or has delegated this power in some kind of “auto-pilot” mechanism (the securitization funds are structured so that all the decisions and activities to be performed are pre-defined at the time of their creation).

•

The entity is entitled to receive the bulk of the profits from the securitization funds and is accordingly exposed to the risks inherent in their business activities. The entity retains the bulk of the securitization funds’ residual profit.

•	The entity retains the bulk of the securitization funds’ asset risks.

If there is control based on the preceding guidelines, the securitization funds are integrated into the consolidated Group. If the Group’s exposure to the changes in future net cash flows of securitized assets is not significant, the risks and benefits inherent to them will be deemed to have been substantially transferred. In this case, the Group could derecognize the securitized assets from the consolidated balance sheet.

The BBVA Group has applied the most stringent criteria for determining whether or not it retains the risks and rewards on such assets for all securitizations performed since January 1, 2004. As a result of these analyses, the Group has concluded that none of the securitizations undertaken since that date meet the prerequisites for derecognizing the securitized assets from the consolidated balance sheets (see Note 13.2 and Appendix VII), as it retains substantially all the expected credit losses and possible changes in net cash flows, while retaining the subordinated loans and lines of credit extended by the BBVA Group to these securitization funds.

2.2.3 Financial guarantees

Financial guarantees are considered those contracts that require their issuer to make specific payments to reimburse the holder for a loss incurred when a specific borrower breaches its payment obligations on the terms – whether original or subsequently modified – of a debt instrument, irrespective of the legal form it may take. Financial guarantees may take the form of a deposit, financial guarantee, insurance contract or credit derivative, among others.

In their initial recognition, financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and we simultaneously recognize a credit on the asset side of the consolidated balance sheet for the amount of the fees and commissions received at the inception of the transactions and the amounts receivable at the present value of the fees, commissions and interest outstanding.

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

The provisions made for financial guarantees considered impaired are recognized under the heading “Provisions – Provisions for contingent risks and commitments” on the liability side in the consolidated balance sheets (see Note 25). These provisions are recognized and reversed with a charge or credit, respectively, to “Provisions (net)” in the consolidated income statements (see Note 48).

Income from guarantee instruments is registered under the heading “Fee and commission income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 42).

2.2.4 Non-current assets held for sale and liabilities associated with non-current assets held for sale

The heading “Non-current assets held-for-sale” in the consolidated balance sheets includes the carrying amount of financial or non-financial assets that are not part of the BBVA Group’s operating activities. The recovery of this carrying amount is expected to take place through the price obtained on its disposal (see Note 16).

This heading includes individual items and groups of items (“disposal groups”) and disposal groups that form part of a major business unit and are being held for sale as part of a disposal plan (“discontinued operations”). The individual items include the assets received by the subsidiaries from their debtors, and those consolidated under the proportionate consolidated method, in full or partial settlement of the debtors’ payment obligations (assets foreclosed or donated in repayment of debt and recovery of lease finance transactions), unless the Group has decided to make continued use of these assets. The BBVA Group has units that specialize in real estate management and the sale of this type of asset.

Symmetrically, the heading “Liabilities associated with non-current assets held for sale” in the consolidated balance sheets reflects the balances payable arising from disposal groups and discontinued operations.

Non-current assets held for sale are generally measured at fair value less sale costs, or their carrying amount, calculated on the date of their classification within this category, whichever is the lower. Non-current assets held for sale are not depreciated while included under this heading.

The fair value of non-current assets held for sale from foreclosures or recoveries is determined taking in consideration the valuations performed by authorized appraisers in each of the geographical areas in which the assets are located. The BBVA Group applies the rule that these appraisals may not be older than one year, and their age is reduced if there is indication of deterioration in the assets.

Gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and related impairment losses and subsequent recoveries, where pertinent, are recognized in “Gains/(losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statements (see Note 52). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.

2.2.5 Tangible assets

•

Property, plants and equipment for own use: this heading includes the assets under ownership or acquired under lease finance, intended for future or current use by the BBVA Group and that it expects hold for more than one year. It also includes tangible assets received by the consolidated entities in full or part settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use.

Property, plants and equipment for own use are presented in the consolidated balance sheets at acquisition cost, less any accrued depreciation and, where appropriate, any estimated impairment losses resulting from comparing this net carrying amount of each item with its corresponding recoverable value.

Depreciation is calculated using the straight-line method, on the basis of the acquisition cost of the assets less their residual value; the land on which the buildings and other structures stand is considered to have an indefinite life and is therefore not depreciated.

The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Amortization Rates for Tangible Assets

Type of Assets	Annual Percentage
Buildings for own use	1,33% - 4%
Furniture	8% - 10%
Fixtures	6% - 12%
Office supplies and hardware	8% - 25%

The BBVA Group’s criteria for determining the recoverable amount of these assets, in particular the buildings for own use, is based on up-to-date independent appraisals that are no more than 3-5 years old at most, unless there are other indications of impairment.

At each accounting close, the Group entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the entity then analyzes whether this impairment actually exists by comparing the asset’s net carrying amount with its recoverable amount. When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.

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

Upkeep and maintenance expenses relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the consolidated income statements under the heading “Administration costs – General and administrative expenses – Property, fixtures and equipment “ (see Note 46.2).

•

Other assets leased out under an operating lease: The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to record the impairment losses on them, are the same as those described in relation to tangible assets for own use.

•

Investment properties: The heading “Tangible assets – Investment properties” in the consolidated balance sheets reflects the net values (purchase cost minus the corresponding accumulated depreciation, and if appropriate, estimated impairment losses) of the land, buildings and other structures that are held either to earn rentals or for capital appreciation through sale and that are neither expected to be sold off in the ordinary course of business nor are destined for own use (see Note 19).

The criteria used to recognize the acquisition cost of investment properties, calculate their depreciation and their respective estimated useful lives and record the impairment losses on them, are the same as those described in relation to tangible assets for continued use.

The BBVA Group’s criteria for determining the recoverable amount of these assets is based on up-to-date independent appraisals that are no more than one year old at most, unless there are other indications of impairment.

2.2.6 Inventories

The balance under the heading “Other assets – Inventories” in the consolidated balance sheets mainly reflects the land and other properties that the BBVA Group’s real estate companies hold for development and sale as part of their real estate development activities (see Note 22).

The cost value of inventories includes the costs incurred for their acquisition and transformation, as well as other direct and indirect costs incurred in giving them their current condition and location.

The cost value of real estate assets accounted for as inventories is comprised of: the acquisition cost of the land, the cost of urban planning and construction, non-recoverable taxes and costs corresponding to construction supervision, coordination and management. The financial expenses incurred during the year increase by the cost value provided that the inventories require more than a year to be in a condition to be sold. With respect to properties purchased from borrowers in distress, which are accounted for as inventory under IAS 2, any balance of the related loans (net of the related allowance for loan losses) are considered part of the cost value of these real estate assets.

Properties purchased from borrowers in distress are measured, at the acquisition date and subsequent period, at the lower of their related loan carrying amount and the fair value of the property acquired less costs to sell. The differences resulting if the fair value less costs to sell is lower than the loan carrying amounts recorded on the balance sheet is charged to the line item “Impairment losses on other assets (net)” in the income statement of the period. In the case of real estate assets accounted for as inventories, the BBVA Group’s criteria for determining their fair value is mainly based on independent appraisals of no more than one year, or less if there are other indications of impairment. The Spanish consolidated entities mainly use the services of valuation and appraisal companies. None of them is linked to the BBVA Group and all are entered in the official Bank of Spain register.

The amount of any inventory valuation adjustment for reasons such as damage, obsolescence, reduction in sale price to its net realizable value, as well as losses for other reasons and, if appropriate, subsequent recoveries of value up to the limit of the initial cost value, are registered under the heading “Impairment losses on other assets (net) – Other assets” in the accompanying consolidated income statements (see Note 50) for the year in which they are incurred.

In the sale transactions, the carrying amount of inventories is derecognized from the consolidated balance sheet and recognized as an expense under the heading “Other operating expenses – Changes in inventories” in the year which the income from its sale is recognized. This income is recognized under the heading “Other operating income – Financial income from non-financial services” in the consolidated income statements (see Note 45).

2.2.7 Business combinations

The aim of a business combination is to obtain control of one or more businesses. It is accounted for by applying the acquisition method.

According to this method, the acquirer has to recognize the assets acquired and the liabilities and contingent liabilities assumed, including those that the acquired entity had not recognized in the accounts. The method involves the measurement of the consideration received for the business combination and its allocation to the assets, liabilities and contingent liabilities measured according to their fair value, at the purchase date.

In addition, the purchasing entity shall recognize an asset in the consolidated balance sheet under the heading “Intangible asset – Goodwill” if on the purchase date there is a positive difference between:

–	the sum of the price paid, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired business, and

–	the fair value of the assets acquired and liabilities assumed.

If this difference is negative, it shall be recognized directly in the income statement under the heading “Negative Goodwill in business combinations”.

Non-controlling interests in the acquired entity may be measured in two ways: either at their fair value; or at the proportional percentage of net assets identified in the acquired entity. The form of valuing the non-controlling holdings may be chosen in each business combination. So far, the BBVA Group has always opted for the second method.

The purchase of non-controlling interests subsequent to the takeover of the entity is recognized as capital transactions; in other words, the difference between the price paid and the carrying amount of the percentage of non-controlling interests acquired is charged directly to equity.

2.2.8 Intangible assets

•	Goodwill

Goodwill represents payment in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. It is only recognized as goodwill when the business combinations are acquired at a price. Goodwill is never amortized. It is subject periodically to an impairment analysis, and is written off if it is clear that there has been impairment.

Goodwill is assigned to one or more units generating cash flows that expect to be the beneficiaries of the synergies derived from the business combinations. The cash-generating units represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from the Group’s other assets or groups of assets. Each unit or units to which goodwill is allocated

–	is the lowest level at which the entity manages goodwill internally;

–	is not larger than a business segment.

The cash-generating units to which goodwill has been allocated are tested for impairment (including the allocated goodwill in their carrying amount). This analysis is performed at least annually and always if there is any indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, in the event they are not valued at fair value, is compared with its recoverable amount.

The recoverable amount of a cash-generating unit is equal to the fair value less sale costs and its value in use, whichever is greater. Value in use is calculated as the discounted value of the cash flow projections that the unit’s management estimates and is based on the latest budgets approved for the coming years. The main assumptions used in its calculation are: a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows, which is equal to the cost of the capital assigned to each cash-generating unit, and equivalent to the sum of the risk-free rate plus a risk premium inherent to the businesses tested.

If the carrying amount of the cash-generating unit exceeds the related recoverable amount, the Group recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that unit and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. In the event the non-controlling interests are valued at fair value, the deterioration of goodwill attributable to minority interests will be recognized. In any case, an impairment loss recognized for goodwill shall not be reversed in a subsequent period.

They are recognized under the heading “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the consolidated income statements (see Note 50).

•	Other intangible assets

These assets may have an indefinite useful life if, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life. The BBVA Group has not recognized any intangible assets with an indefinite useful life

Intangible assets with a finite useful life are amortized according to the duration of this useful life, using methods similar to those used to depreciate tangible assets. The depreciation charge of these assets is recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47).

The consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the accompanying consolidated income statements (see Note 50). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years, are similar to those used for tangible assets.

2.2.9 Insurance and reinsurance contracts

The assets of the BBVA Group’s insurance companies are recognized according to their nature under the corresponding headings of the consolidated balance sheets and their registration and valuation is carried out according to the criteria set out in IFRS 4.

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

The income or expenses reported by the BBVA Group’s insurance companies on their insurance activities is recognized, attending to its nature in the corresponding items of the consolidated income statements.

The consolidated insurance entities of the BBVA Group credit the amounts of the premiums written to the income statement and charge the cost of the claims incurred on final settlement thereof to their income statements. At the close of each year the amounts collected and unpaid, as well as the costs incurred and unpaid are accrued at this date.

The most significant provisions registered by consolidated insurance entities with respect to insurance policies issued by them are set out by their nature in Note 24.

According to type of product, the provisions may be as follows:

•	Life insurance provisions: Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:

•

Provisions for unearned premiums. These are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until the closing date has to be allocated to the period from the closing date to the end of the insurance policy period.

•	Mathematical reserves: Represents the value of the life insurance obligations of the insurance companies at the year-end, net of the policyholder’s obligations, arising from life insurance contracted.

•	Non-life insurance provisions:

•

Provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until year-end that has to be allocated to the period between the year-end and the end of the policy period.

•

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

The BBVA Group controls and monitors the exposure of the insurance companies to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.

2.2.10 Tax assets and liabilities

Expenses on corporation tax applicable to the BBVA Group’s Spanish companies and on similar taxes applicable to consolidated entities abroad are recognized in the consolidated income statement, except when they result from transactions on which the profits or losses are recognized directly in equity, in which case the related tax effect is also recognized in equity.

The current corporate income tax expense is calculated by aggregating the current tax arising from the application of the corresponding tax rate to the tax for the year (after deducting the tax credits allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, defined as at the amount expected to be payable or recoverable in future fiscal years for the differences between the carrying amount of assets and liabilities and their tax bases (the “tax value”), and tax loss and tax credit carry forwards. These amounts are measured applying to each temporary difference the tax rates that are expected to apply when the asset is realized or the liability settled (see Note 21).

The “Tax Assets” chapter of the consolidated balance sheets includes the amount of all the assets of a tax nature, and distinguishes between: “Current” (amounts recoverable by tax in the next twelve months) and “Deferred” (covering taxes recoverable in future years, including loss carry forwards or tax credits for deductions and tax rebates pending application).

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

Deferred tax assets are recognized to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilized and are not from the initial recognition (except in the case of a business combination) of other assets or liabilities in a transaction that does not affect the fiscal outcome or the accounting result.

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

2.2.11 Provisions, contingent assets and contingent liabilities

The heading “Provisions” in the consolidated balance sheets includes amounts recognized to cover the BBVA Group’s current obligations arising as a result of past events. These are certain in terms of nature but uncertain in terms of amount and/or extinguishment date. The settlement of these obligations is deemed likely to entail an outflow of resources embodying economic benefits (see Note 25). The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group companies relative to third parties in relation to the assumption of certain responsibilities or through virtually certain developments of particular aspects of the regulations applicable to the operation of entities; and, specifically, future legislation to which the Group will certainly be subject.

The provisions are recognized in the consolidated balance sheets when each and every one of the following requirements is met:

–	They represent a current obligation that has arisen from a past event;

–	At the date referred to by the consolidated financial statements, there is more probability that the obligation will have to be met than that it will not;

–	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

–	The amount of the obligation can be reasonably estimated.

Among other concepts, these provisions include the commitments made to employees by some of the Group entities (mentioned in section 2.2.12), as well as provisions for tax and legal litigation.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement; however, they are disclosed in the Notes to financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits (see Note 36).

Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the entity. They also include the existing obligations of the entity when it is not probable that an outflow of resources embodying economic benefits will be required to settle them; or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.

2.2.12 Pensions and other post-employment commitments

Below is a description of the most significant accounting criteria relating to the commitments to employees, in terms of post-employment benefits and other long-term commitments, of certain BBVA Group companies in Spain and abroad (see Note 26).

Commitments’ valuation: assumptions and actuarial gains/losses recognition

The present values of the commitments are quantified on a case-by-case basis. Costs are calculated using the projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit/commitment and measures each unit separately to build up the final obligation.

The actuarial assumptions should take into account that:

–	They are unbiased, in that they are not unduly aggressive nor excessively conservative.

–

They are compatible with each other and adequately reflect the existing economic relations between factors such as inflation, foreseeable wage increases, discount rates and the expected return on plan assets, etc. The expected return on plan assets is calculated by taking into account both market expectations and the particular nature of the assets involved.

–	The future levels of wages and benefits are based on market expectations at the consolidated balance sheet date for the period over which the obligations are to be settled.

–	The rate used to discount the commitments is determined by reference to market yields at the date referred to by the consolidated financial statements on high quality bonds.

The BBVA Group recognizes actuarial differences originating in the commitments assumed with staff taking early retirement, benefits awarded for seniority and other similar items under the heading “Provisions (net)” of the consolidated income statement for the period (see Note 48) in which these differences occur. The BBVA Group recognizes the actuarial gains or losses arising on all other defined-benefit post-employment commitments directly under the heading “Valuation adjustments” of equity in the accompanying consolidated balance sheets (see Note 26).

Consequently, the Group does not apply the option of deferring actuarial gains and losses to any of its employee commitments using the so-called corridor approach.

Post-employment benefit commitments

•	Pensions: The BBVA Group’s post-employment benefit commitments are either defined-contribution or defined-benefit.

•

Defined-contribution commitments: The amounts of these commitments are established as a percentage of certain remuneration items and/or as a fixed pre-established amount. The contributions made in each period by the BBVA Group’s companies for these commitments are recognized with a charge to the heading “Personnel expenses- Defined-contribution plan expense” in the consolidated income statements (see Note 46).

•

Defined-benefit commitments: Some of the BBVA Group’s companies have defined-benefit commitments for the permanent disability and death of certain current employees and early retirees, as well as defined-benefit retirement commitments applicable only to certain groups of current employees, or early retired employees and retired employees. These commitments are either funded by insurance contracts or recorded as internal provisions.

The amounts recognized under the heading “Provisions – Provisions for pensions and similar obligations” (see Note 25) are the differences, at the date of the consolidated financial statements, between the present values of the commitments for defined-benefit commitments, adjusted by the past service cost and the fair value of plan assets.

The current contributions made by the Group’s companies for defined-benefit commitments covering current employees are charged to the heading “Administration cost – Personnel expenses” in the accompanying consolidated income statements (see Note 46).

•

Early retirements: The BBVA Group has offered certain employees in Spain the possibility of taking early retirement before the age stipulated in the collective labor agreement in force and has put into place the corresponding provisions to cover the cost of the commitments acquired by this item. The present values for early retirement are quantified on a case-by-case basis and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 25).

The early retirement commitments in Spain include the compensation and indemnities and contributions to external pension funds payable during the period of early retirement. The commitments relating to this group of employees after they have reached normal retirement age are dealt in the same way as pensions.

•

Other post-employment welfare benefits Some of the BBVA Group’s companies have welfare benefit commitments whose effects extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.

The present values of post-employment welfare benefits are quantified on a case-by-case basis and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the consolidated balance sheets (see Note 25).

•	Other long-term commitments to employees

Some of the BBVA Group’s companies are obliged to deliver goods and services to groups of employees. The most significant of these, in terms of the type of compensation and the event giving rise to the commitments are as follows: loans to employees, life insurance, study assistance and long-service awards.

Some of these commitments are measured using actuarial studies, so that the present values of the vested obligations for commitments with personnel are quantified on a case-by-case basis. They are recognized under the heading “Provisions – Other provisions” in the accompanying consolidated balance sheets (see Note 25).

The welfare benefits delivered by the Spanish companies in the BBVA Group to active employees are recognized under the heading “Personnel expenses – Other personnel expenses” in the consolidated income statements (see Note 46).

Other commitments for current employees accrue and are settled on a yearly basis, so it is not necessary to record a provision in this connection.

2.2.13 Equity-settled share-based payment transactions

Equity-settled share-based payment transactions, when the instruments granted do not vest until the counterparty completes a specified period of service, shall be accounted for those services as they are rendered by the counterparty during the vesting period, with a corresponding increase in equity. These services are measured at fair value, unless this value cannot be calculated reliably. In this case, they are measured by reference to the fair value of the equity instruments committed, taking into account the date on which the commitments were assumed and the terms and other conditions included in the commitments.

When the initial compensation agreement includes what may be considered market conditions among its terms, any changes in these conditions will not be reflected in the consolidated income statement, as these have already been accounted for in calculating the initial fair value of the equity instruments. Non-market vesting conditions are not taken into account when estimating the initial fair value of instruments, but they are taken into account when determining the number of instruments to be granted. This will be recognized on the consolidated income statement with the corresponding increase in equity.

2.2.14 Termination benefits

Termination benefits are recognized in the accounts when the BBVA Group agrees to terminate employment contracts with its employees and has established a detailed plan to do so. As of December 31, 2011, there were no redundancy plans in the Group entities, so it is not necessary to recognize a provision for this item.

2.2.15 Treasury stock

The value of equity instruments issued by the BBVA Group’s entities and held by them – basically, shares and derivatives on the Bank’s shares held by some consolidated companies that comply with the requirements to be recognized as equity instruments – are recognized under the heading “Stockholders’ funds – Treasury stock” in the consolidated balance sheets (see Note 30).

These financial assets are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Stockholders’ funds – Reserves” in the consolidated balance sheets (see Note 29).

2.2.16 Foreign-currency transactions and exchange differences

The BBVA Group’s functional currency, and thus the currency in which the consolidated financial statements are presented, is the euro. All balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”.

Conversion to euros of the balances held in foreign currency is performed in two consecutive stages:

–	Conversion of the foreign currency to the functional currency (currency of the main economic environment in which the entity operates) and

–	Conversion to euros of the balances held in the functional currencies of the entities whose functional currency is not the euro.

•	Conversion of the foreign currency to the functional currency

Transactions in foreign currencies carried out by the consolidated entities (or accounted for using the equity method) not based in European Monetary Union countries are initially accounted in their respective currencies. Subsequently, the monetary balances in foreign currencies are converted to their respective functional currencies using the exchange rate at the close of the financial year.

In addition,

–	Non-monetary items valued at their historical cost are converted to the functional currency at the exchange rate in force on the purchase date.

–	Non-monetary items valued at their fair value are converted at the exchange rate in force on the date on which such fair value was determined.

–

Income and expenses are converted at the period’s average exchange rates for all the operations carried out during the period. When applying this criterion the BBVA Group considers whether significant variations have taken place in exchange rates during the financial year which, owing to their impact on the statements as a whole, require the application of exchange rates as of the date of the transaction instead of such average exchange rates.

•	Conversion of functional currencies to euros

The balances in the financial statements of consolidated entities whose functional currency is not the euro are converted to euros as follows:

–	Assets and liabilities: at the average spot exchange rates as of the date of each of the consolidated financial statements.

–

Income and expenses and cash flows are converted by applying the exchange rate in force on the date of the transaction, and the average exchange rate for the financial year may be used, unless it has undergone significant variations.

–	Equity items: at the historical exchange rates.

The exchange differences produced when converting the balances in foreign currency to the functional currency of the consolidated entities and their subsidiaries are generally recognized under the heading “Exchange differences (net)” in the consolidated income statements. However, the exchange differences in non-monetary items are recognized temporarily in equity under the heading “Valuation adjustments – Exchange differences” in consolidated balance sheets.

The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Valuation adjustments – Exchange differences” in the consolidated balance sheets. Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading “Valuation adjustments – Entities accounted for using the equity method” until the item to which they relate is derecognized, at which time they are recognized in the income statement.

The breakdown of the main consolidated balances in foreign currencies as of December 31, 2011, 2010 and 2009, with reference to the most significant foreign currencies, is set forth in Appendix IX.

2.2.17 Recognition of income and expenses

The most significant criteria used by the BBVA Group to recognize its income and expenses are as follows:

•

Interest income and expenses and similar items: As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method. The financial fees and commissions that arise on the arrangement of loans (basically origination and analysis fees) must be deferred and recognized in the income statement over the expected life of the loan. The direct costs incurred in arranging these transactions can be deducted from the amount thus recognized. These fees are part of the effective rate for loans. Also dividends received from other companies are recognized as income when the consolidated companies’ right to receive them arises.

However, when a debt instrument is deemed to be impaired individually or is included in the category of instruments that are impaired because of amounts more than three months past-due, the recognition of accrued interest in the consolidated income statement is interrupted. This interest is recognized for accounting purposes as income, as soon as it is received.

•

Commissions, fees and similar items: Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant items in this connection are:

•	Those relating to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected/paid.

•	Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

•	Those relating to single acts, which are recognized when this single act is carried out.

•	Non-financial income and expenses: These are recognized for accounting purposes on an accrual basis.

•	Deferred collections and payments: These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

2.2.18 Sales and income from the provision of non-financial services

The heading “Other operating income – Financial income from non-financial services” in the consolidated income statements includes the carrying amount of the sales of assets and income from the services provided by the consolidated Group companies that are not financial institutions. In the case of the Group, these companies are mainly real estate and service companies (see Note 45).

2.2.19 Leases

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

When the consolidated entities act as lessors of an asset in operating leases, the acquisition cost of the leased assets is recognized under “Tangible assets – Property, plants and equipment – Other assets leased out under an operating lease” in the consolidated balance sheets (see Note 19). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the consolidated income statements on a straight-line basis within “Other operating income – Rest of other operating income” (see Note 45).

If a fair value sale and leaseback results in an operating lease, such as the transactions indicated in Note 16.1, the profit or loss generated by the sale is recognized in the consolidated income statement at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are amortized over the lease period.

The assets leased out under operating lease contracts to other entities in the Group are treated in the consolidated financial statements as for own use, and thus rental expense and income is eliminated and the corresponding depreciation is registered.

2.2.20 Consolidated statements of recognized income and expenses

The consolidated statements of recognized income and expenses reflect the income and expenses generated each year. They distinguish between income and expenses recognized as results in the consolidated income statements and “Other recognized income (expenses)” recognized directly in consolidated equity. “Other recognized income (expenses)” include the changes that have taken place in the year in the “Valuation adjustments” broken down by item.

The sum of the changes to the heading “Valuation adjustments” of the consolidated total equity and the consolidated net income of the year forms the “Total recognized income/expenses of the year”.

2.2.21 Consolidated statements of changes in equity

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

2.2.22 Consolidated statements of cash flows

The indirect method has been used for the preparation of the consolidated statement of cash flows. This method starts from the entity’s consolidated net income and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated cash flows classified as investment or finance. As well as cash, short-term, highly liquid investments subject to a low risk of changes in value, such as cash and deposit balances from central banks, are classified as cash and equivalents.

When preparing these financial statements the following definitions have been used:

–	Cash flows: Inflows and outflows of cash and equivalents.

–	Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investment or financing activities.

–	Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents or in operating activities.

–	Financing activities: Activities that result in changes in the size and composition of the Group’s equity and of liabilities that do not form part of operating activities.

2.2.23 Entities and branches located in countries with hyperinflationary economies

According to the criteria established by the EU-IFRS required to be applied under the Bank of Spain Circular 4/2004 of December 22, 2004 and in compliance with IFRS-IAB in order to assess whether an economy has a hyperinflationary inflation rate, the country’s economic environment is evaluated, analyzing whether certain circumstances exist, such as:

–	The country’s population prefers to keep its wealth or savings in non-monetary assets or in a relatively stable foreign currency;

–	Prices may be quoted in that currency;

–	Interest rates, wages and prices are linked to a price index;

–	The cumulative inflation rate over three years is approaching, or exceeds, 100%.

The fact that any of these circumstances is fulfilled will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.

Since the close of 2009, the economy of Venezuela can be considered hyperinflationary under the above criteria. The financial statements as of December 31, 2011, 2010 and 2009 of the BBVA Group’s entities located in Venezuela (see Note 3) have therefore been adjusted to correct for the effects of inflation. Pursuant to the requirements of IAS 29, the monetary headings (mainly loans and credits) have not been re-expressed, while the non-monetary headings (mainly tangible fixed assets) have been re-expressed in accordance with the change in the country’s Consumer Price Index.

The historical differences as of January 1, 2009 between the re-expressed costs and the historical costs under the non-monetary headings were credited to “Reserves” on the accompanying consolidated balance sheet as of December 31, 2009, while the differences for 2011, 2010 and 2009, and the re-expression of the income statement for 2011, 2010 and 2009 were recognized in the consolidated income statement for those years. The effects of these adjustments for inflation on the consolidated income statements for 2011, 2010 and 2009 were not significant.

2.3 Recent IFRS pronouncements

Changes introduced in 2011 –

The following modifications to the IFRS or their interpretations (“IFRIC”) came into force in 2011. They have not had a significant impact on the BBVA Group’s consolidated financial statements for the year:

•	IAS 24 Revised – “Related party disclosures”: This amendment to IAS 24 deals with the disclosures of related parties in the financial statements. It contains two significant new points:

•	A partial exemption for certain disclosures has been introduced when the related part is produced an entity that is dependent on or related to the government (or equivalent government institution).

•	The definition of “related party” has been amended and some of the relations that were not explicit in the rule have been clarified.

•

IAS 32 Revised – “Financial instruments: Presentation – Classification of rights issues”: The amendment to IAS 32 clarifies the classification of rights issues (instruments that entitle the holder to acquire instruments from the entity at a fixed price) when they are in a currency other than the issuer’s functional currency.

The proposed amendment establishes that those rights, options or warrants issued to acquire a fixed number of own equity instruments for a fixed amount will be classified as equity regardless of the currency in which the right is exercised, provided that the entity offers them pro rata to all of the existing shareholders.

•

Amendment to IFRIC 14 – “Prepayments of a minimum funding requirement”: This amendment corrects the fact that under the previous version of IFRIC 14, in certain circumstances some prepayments of minimum funding requirements to pension funds could not be recognized as assets.

•

IFRIC 19 – “Extinguishing financial liabilities with equity instruments”: This addresses the accounting procedure, from the point of view of the debtor, used when a financial liability is totally or partially extinguished through the issue of equity instruments to the creditor. The interpretation is not applicable to this type of transaction when the counterparties are shareholders or related parties and act as such, nor when the exchange for equity instruments is in accordance with the original terms of the financial liability. In this case, the issue of equity instruments shall be measured at fair value on the date the liability is extinguished and any difference between this value and the carrying amount of the liability shall be recognized on the income statement for the period.

•

Third annual improvements project, improvements to IFRS: The third annual improvement project, improvements to IFRS, incorporates small modifications that will mostly be applicable for accounting years following January 1, 2011. The modifications mainly deal with eliminating inconsistencies in some IFRS and clarifying the terminology used.

Standards and interpretations issued but not yet effective as of December 31, 2011 –

New International Financial Reporting Standards together with their interpretations (IFRIC) had been published at the date of preparation of these consolidated financial statements. These were not obligatory as of December 31, 2011. Although in some cases the IASB permits early adoption before they enter into force, the BBVA Group has not done so as of this date, as it is still analyzing the effects that will result from them.

•

IFRS 9 – “Financial Instruments – Classification and Measurement”: On November 12, 2009, the IASB published IFRS 9 – “Financial Instruments” as the first stage of its plan to replace IAS 39 – “Financial Instruments: Recognition and measurement”. IFRS 9, which introduces new classification and measurement requirements for financial assets, will be mandatory from January 1, 2015 onwards, although early adoption has been permitted from December 31, 2009 onwards. However, the European Commission has decided not to adopt IFRS 9 and postpone its entry into force, thus making it impossible for European entities to apply this standard early.

The new standard includes significant differences with respect to the current one. They include the following:

•	Approval of a new classification model based on two single categories of amortized cost and fair value;

•	Elimination of the current “Held-to-maturity-investments” and “Available-for-sale financial assets” categories;

•	Limitation of the analysis of impairment of assets measured at amortized cost; and

•	No separation of embedded derivatives in financial contracts on the entity’s assets.

•

Amendment of IFRS 7 – “Disclosures – Transfer of financial assets”: There has been a modification of the disclosure requirements applicable to transfers of financial assets in which the assets are not derecognized from the balance sheets, and to transfers of financial assets in which the assets qualify for derecognition, but with which the entity still has some continuing involvement. The information disclosed must allow the following:

•	understanding of the relationship between transferred financial assets that are not derecognized in their entirety and associated liabilities; and

•	evaluation of the nature of, and the risks associated with, the entity’s continuing involvement in the transferred and derecognized financial assets.

Disclosures are also required for asset transfers when the transfers have been distributed unevenly over the year.

These modifications will be applied to the years starting after July 1, 2011, although early adoption is permitted.

•

IAS 12 Revised – “Income Taxes – Deferred Tax: recovery of underlying Assets”: IAS 12 establishes that the deferred tax assets and liabilities will be calculated by using the tax base and the tax rate corresponding according to the form in which the entity expects to recover or cancel the corresponding asset or liability: by the use of the asset or by its sale.

The IASB has published a modification to IAS 12 which includes the assumption when calculating the assets and liabilities for deferred taxes that the recovery of the underlying asset will be carried out through its sale in investment property valued at fair value under IAS 40 “Investment Property”. However, an exception is admitted if the investment is depreciable and is managed according to a business model whose objective is to use the profits from the investment over time, and not from its sale.

At the same time, IAS 12 includes the content of SIC 21 – “Income Taxes – Recovery of revalued non-depreciable assets”. This interpretation is withdrawn.

These modifications will be applied retrospectively to the accounting years following January 1, 2012, although early adoption is permitted.

•

IFRS 10 – “Consolidated financial statements”: IFRS 10 establishes a single consolidation model based on the principle of control, and applicable to all types of entities. Likewise, it introduces a definition of control, according to which a reporting entity controls another entity when it is exposed or has rights to variable returns from its involvements with the entity and has the ability to affect the amount of returns through its power over the entity.

The new standard will replace IAS 27 – “Consolidated and separate financial statements” and SIC 12 – “Consolidation – Special Purpose Entities”. It will be applied to accounting years starting from January 1, 2013. However, early adoption is permitted. In this case it must be applied together with IFRS 11 and IFRS 12.

•

IFRS 11 – “Joint arrangements”: IFRS 11 introduces new consolidation principles applicable to all joint arrangements and will replace SIC 13 – “Jointly Controlled Entities” and IAS 31 – “Interests in Joint Ventures”.

The new standard defines joint arrangements and establishes that they shall be classified as joint operations or as joint ventures based on the rights and obligations arising from the arrangement. A joint operation is when the parties who have joint control have rights to the assets of the arrangement and obligations to the liabilities of the arrangement. A joint venture is when the parties who have joint control have rights to the net assets of the arrangement.

Joint operations shall be accounted for by including them in the financial statements of the entities controlling the assets, liabilities, income and expenses corresponding to them according to the contractual agreement. Joint ventures shall be accounted for in the consolidated financial statements using the equity method. They can no longer be accounted for by the proportionate consolidation method.

IFRS 11 shall be applied to accounting years starting on or after January 1, 2013. However, early adoption is permitted. In this case it must be applied together with IFRS 10 and IFRS 12.

•

IFRS 12 – “Disclosure of Interests in other entities”: IFRS 12 is a new standard on the disclosure requirements for all types of holdings in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 12 shall be applied to accounting years starting on or after January 1, 2013. However, early adoption is permitted. In this case it must be applied together with IFRS 10 and IFRS 11.

•

IFRS 13 – “Fair Value Measurement”: IFRS 13 provides guidelines for fair value measurement and disclosure requirements. Under the new definition, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The requirements of the standard do not extend the use of fair value accounting. However, they do provide a guide about how fair value should be applied when its use is required or permitted by other standards.

This new standard shall be prospectively applied as of January 1, 2013. Early adoption is permitted.

•

IAS 1 amended – “Presentation of Financial Statements”: The modifications made to IAS 1 include improvements and clarifications regarding the presentation of “Other recognized income (expenses)” (valuation adjustments). The main change introduced is that the presentation of the concepts must distinguish those that can be reclassified to earnings in the future from those that cannot.

The revision to IAS 1 shall be applied to accounting years starting on or after July 1, 2012, although early adoption is permitted.

•	Amended IAS 19 – “Employee Benefits”: The amended IAS 19 introduces modifications to the accounting of post-employment benefit liabilities and commitments.

•

All changes in the fair value of assets from post-employment plans and obligations in the defined benefit plans shall be recognized in the period in which they occur; they shall be recognized as valuation adjustments in equity and shall not be considered as earnings in future years. Thus, the options under the current standard to defer these changes in value (“corridor method”) or to recognize them in the year’s earnings have been eliminated. The Group’s policy will be to transfer the amounts recognized under the heading “Valuation adjustments” to the heading “Reserves” in the consolidated balance sheet.

•	The presentation of fair value changes in assets in plans and changes in post-employment benefit obligations of defined-benefit plans has been clarified:

•	Greater disclosure of information is required.

These modifications will be applied to the accounting years starting on or after January 1, 2013, although early adoption is permitted.

•	IAS 32 revised – “Financial Instruments: Presentation”: The changes made to IAS 32 clarify the following aspects on asset and liability netting:

•	The legal right to net recognized amounts must not depend on a future event and must be legally enforceable under all circumstances, including cases of default or insolvency of either party.

•	Settlements in which the following conditions are met shall be accepted as equivalent to “settlements for net amount”:

•	all or practically all of the credit and liquidity risk is eliminated

•	settlement of the asset and liability is performed in one single settlement process

These modifications will be applied to the accounting years starting on or after January 1, 2014, although early adoption is permitted.

•

IFRS 7 revised – “Financial Instruments: Information to be disclosed”: The changes made to IAS 7 introduce new disclosures of information on asset and liability netting: The entities must submit a breakdown of information on the gross and net amounts of the financial assets that have been or may be netted, and for all recognized financial instruments included in some type of master netting agreement, whether or not they have been netted.

These modifications will be applied to the accounting years starting on or after January 1, 2013.

3. Banco Bilbao Vizcaya Argentaria Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. It also operates in other sectors, such as insurance, real estate, operating leases, etc.

Appendices II to IV inclusive provide relevant information as of December 31, 2011 on the Group’s subsidiaries, proportionately consolidated jointly controlled entities, and investments and jointly controlled entities accounted for by the equity method. Appendix V shows the main changes in investments in 2011, and Appendix VI gives details of the subsidiaries under the full consolidation method and which, based on the information available, were more than 10% owned by non-Group shareholders as of December 31, 2011.

The following table sets forth information related to the Group’s total assets as of December 31, 2011, 2010 and 2009 and the Group’s income attributed to the parent company for 2011, 2010 and 2009, broken down by the companies in the group according to their activity:

	Millions of Euros
	Total Assets Contributed to the Group			Total Net Income Contributed to the Group
Contribution to Consolidated Group. Entities by Main Activities	2011	2010	2009	2011	2010	2009
Banks and other financial services	577,914	533,143	516,431	2,105	3,757	3,535
Insurance and pension fund managing companies	17,226	17,034	16,168	873	826	755
Other non-financial services	2,548	2,561	2,466	26	23	(80)

Total	597,688	552,738	535,065	3,004	4,606	4,210

The total assets and earnings as of December 31, 2011, 2010 and 2009, broken down by the geographical areas in which the BBVA Group operates, are included in Note 6.

The BBVA Group’s activity is mainly located in Spain, Mexico, South America and the United States, with an active presence in other European countries and Asia:

•

Spain: The Group’s activity in Spain is principally through Banco Bilbao Vizcaya Argentaria, S.A., which is the parent company of the BBVA Group. The Group also has other companies that operate in Spain’s banking sector, insurance sector, real estate sector, services and as operating lease companies.

•

Rest of Europe: The Group’s activity in Europe is carried out through representative offices (Moscow and Istanbul), operational branches (Germany, Belgium, France, Italy and the United Kingdom) and banks and financial institutions in Ireland, Switzerland, Italy and Portugal. In March 2011, the BBVA Group acquired 25.01% of the share capital of the Turkish bank Turkiye Garanti Bankasi, AS (hereinafter, “Garanti”). Garanti heads up a group of banking and financial institutions that operate in Turkey, Holland, and some countries in Eastern Europe.

•

Asia: The Group’s activity in Asia is carried out through operational branches (in Taipei, Seoul, Tokyo, Hong Kong and Singapore) and representative offices (in Beijing, Shanghai and Mumbai). The BBVA Group also has several agreements with the CITIC Group (“CITIC”) for a strategic alliance in the Chinese market (see Note 17). The investment in the CITIC Group includes the investment in Citic International Financial Holdings Limited (“CIFH”) and China National Citic Bank (“CNCB”).

•

Mexico: The Group’s presence in Mexico dates back to 1995. It operates both in the banking sector through BBVA Bancomer, S.A., and in the insurance and pensions business, mainly through Seguros Bancomer S.A. de C.V., Pensiones Bancomer, S.A. de C.V. and Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. All these are part of the BBVA Bancomer Financial Group.

•

South America: The BBVA Group’s activity in South America is mainly focused on the banking, insurance and pensions sectors, in the following countries: Chile, Venezuela, Colombia, Peru, Argentina, Panama, Paraguay and Uruguay. It is also active in Bolivia and Ecuador in the pensions sector.

The Group owns more than 50% of most of the companies based in these countries. Appendix II shows a list of the companies which, although less than 50% owned by the BBVA Group, are as of December 31, 2011 fully consolidated as a result of agreements between the Group and the other shareholders, giving the BBVA Group effective control of these entities (see Note 2.1).

•

United States (including Puerto Rico): The Group’s activity in the United States is mainly carried out through a group of companies with BBVA Compass Bancshares, Inc. at their head. This bank was acquired by BBVA in 2007 and in 2008 it merged the three Texas-based banks it owned, State National Bancshares, Inc., Texas National Bank, Inc. and Laredo National Bank, Inc.

In 2009, BBVA Compass, Inc. acquired some of the assets and liabilities of Guaranty Bank, Inc. (hereinafter, “Guaranty”) from the Federal Deposit Insurance Corporation (FDIC). Garanty is based in the United States. The BBVA group also has a significant presence in Puerto Rico through the bank BBVA Puerto Rico.

Below we give more details of the most important changes that have taken place in the BBVA Group in 2011, 2010 and 2009:

2011 –

•

Acquisition of a capital holding in the bank Garanti: On March 22, 2011, through the execution of the agreements signed in November 2010 with the Dogus group and having obtained the corresponding authorizations, BBVA completed the acquisition of a 24.89% holding of the share capital of Turkiye Garanti Bankasi, AS. Subsequently, an additional 0.12% holding was acquired on the market, taking the BBVA Group’s total holding in the share capital of Garanti to 25.01% as of December 31, 2011. The total price of both acquisitions amounted to USD 5,876 million (approximately €4,408 million).

The agreements with the Dogus group include an arrangement for the joint management of the bank and the appointment of some of the members of its Board of Directors by the BBVA Group.

BBVA also has a perpetual option to purchase an additional 1% of Garanti Bank five years after the initial purchase. If it exercised this option the BBVA Group would have effective control of the company.

As of December 31, 2011, the goodwill registered by these acquisitions amounted to €1,262 million (see Note 20.1), although this amount is provisional, as under IFRS 3 a period of one year is allowed to make a definitive determination. BBVA financed part of this acquisition with funds from the capital increase carried out on November 29, 2010 (see Note 27).

This 25.01% holding in Garanti is consolidated in the BBVA Group using the proportionate consolidation method due to the aforementioned joint management agreements, and its contribution to the BBVA Group as of December 31, 2011, after applying the corresponding standardization and consolidation adjustments, represents 3.06% of the Group’s total assets (€18,309 million) and 2.66% of its total liabilities (€14,850 million) at that date.

The contribution from Garanti to the main items on the consolidated balance sheet as of December 31, 2011, after applying the corresponding standardization and consolidation adjustments, was €4,937 million to various portfolios of financial assets, €11,160 million to “Loans and receivables” and €14,187 million to “Financial liabilities at amortized cost.”

The contribution of Garanti to the BBVA Group’s consolidated income statement from the date of its acquisition to December 31, 2011, after making the corresponding standardization and consolidation adjustments, was €428 million to “Net interest income”, €580 million to “Gross income”, and €193 million to “Consolidated net income for the year”. This represents a total of 6.43% of the Group’s consolidated net income in 2011.

If this business combination had been performed at the start of 2011, it is estimated that after the corresponding standardization and consolidation adjustments, Garanti would have contributed €266 million to Group’s consolidated net income for 2011.

•

Purchase of Credit Uruguay Banco: In May 2010, the BBVA Group announced that it had reached an agreement to acquire, through its subsidiary BBVA Uruguay, the Credit Uruguay Banco, from a French financial group. On January 18, 2011, after obtaining the corresponding authorizations, the purchase of Credit Uruguay Banco was completed for approximately €78 million, generating goodwill for an insignificant amount.

•

Takeover of Finanzia Banco de Crédito S.A.U.: The Directors of the entities Finanzia Banco de Crédito, S.A.U. and Banco Bilbao Vizcaya Argentaria, S.A., in meetings of their respective boards of directors held on January 28, 2011 and February 1, 2011, respectively, approved a project for the takeover of Finanzia Banco de Crédito, S.A.U. by Banco Bilbao Vizcaya Argentaria, S.A. and the subsequent transfer of all its equity interest to Banco Bilbao Vizcaya Argentaria, S.A., which acquired all the rights and obligations of the company it had purchased through universal succession.

The merger agreement was submitted for approval at the AGM of the shareholders of the companies involved. The merger was entered into the Companies Register on July 1, 2011, and thus on this date the target bank was dissolved, although for accounting purposes the takeover was carried out on January 1, 2011, with no effect at the consolidated level.

2010 –

On April 1, 2010, after obtaining the corresponding authorizations, the purchase of an additional 4.93% of CNCB’s capital was finalized for €1,197 million. After the acquisition, BBVA’s holding of the share capital of CIFH and CNCB amounted to 29.68% and 15%, respectively (see Note 17.1).

2009 –

•

Purchase of assets and liabilities of Guaranty Bank: On August 21, 2009, BBVA Compass Inc acquired certain Guaranty Bank assets and liabilities from FDIC through a public auction for qualified investors. BBVA Compass Inc. acquired assets, mostly loans, for approximately USD 11,441 million (approximately €8,016 million) and assumed liabilities, mostly customer deposits, for USD 12,854 million (approximately €9,006 million). On December 31, 2009, using the purchase method, the comparison between the fair values assigned at the time of the purchase to the assets and liabilities acquired from Guaranty Bank (including the cash payment that FDIC made in consideration of the transaction (USD 2,100 million) generated a difference €99 million, recognized under the heading “Negative goodwill” in the accompanying consolidated income statement for the year 2009. The assets and liabilities acquired amounted to 1.5% and 1.8%, respectively, of the BBVA Group’s total assets on the acquisition date.

•

At the same time, the purchase included a loss-sharing agreement with the U.S. supervisory body FDIC under which the latter undertook to assume 80% of the losses of the loans purchased by the BBVA Group up to the first USD 2,285 million, and up to 95% of the losses if they exceeded this amount. This commitment has a maximum term of 5 and 10 years, according to the different portfolios in which the loans were classified.

•

Takeovers of Banco de Crédito Local de España, S.A. and BBVA Factoring E.F.C., S.A.: The directors of the subsidiaries Banco de Crédito Local de España, S.A. (Unipersonal), and BBVA Factoring E.F.C., S.A. (Unipersonal), in meetings of their respective boards of directors held on January 26, 2009, and of Banco Bilbao Vizcaya Argentaria, S.A. in its board of directors meeting held on January 27, 2009, approved respective projects for the takeover of both companies by BBVA and the subsequent transfer of all their equity interest to BBVA, which acquired all the rights and obligations of the companies it had purchased through universal succession.

•

The merger agreement was submitted for approval at the AGM of the shareholders of the companies involved. Both takeovers were entered into the Companies Register on June 5, 2009, and thus on this date the companies acquired were dissolved, although for accounting purposes the takeover was carried out on January 1, 2009, with no effect on the Group’s consolidated financial statements.

4. Allocation of earnings and the new system of shareholder remuneration

New scheme for shareholder remuneration –

The new shareholder remuneration scheme called the “Dividend Option” was implemented in 2011 through two share capital increases charge to voluntary reserves approved by the Bank’s Shareholders’ Annual General Meeting held on March 11, 2011, as the fifth point of the Agenda. Under the new scheme, BBVA has offered its shareholders the chance to receive part of their remuneration in the form of free shares; however, they can still choose to receive it in cash by selling the rights assigned to them in each capital increase either to BBVA (by the Bank exercising its commitment to repurchase the free allotment rights) or on the market.

Shareholder remuneration in 2011 –

In 2011, the following payments were made and settled to shareholders:

•	A third interim dividend on 2010 earnings was paid and settled on January 10, 2011 for a gross amount of €0.09 per share (€0.0729 net).

•

To implement the “Dividend Option”, the first capital increase charged to voluntary reserves was carried out in April 2011. As a result, the Bank’s share capital increased by €29,740,199.65, through the issue and circulation of 60,694,285 shares with a par value of €0.49 each (see Note 27). The Bank also acquired 909,945,425 pre-emptive subscription rights, at the guaranteed fixed price of €0.149 gross each, for a total of €135,581,868.33.

•	An interim dividend on 2011 earnings was paid and settled on July 8, 2011 for a gross amount of €0.10 per share (€0.081 net).

•

The second capital increase charged to voluntary reserves under the “Dividend Option” program was carried out in October 2011. As a result, the Bank’s share capital increased by €38,422,617.94, through the issue and circulation of 78,413,506 shares with a par value of €0.49 each (see Note 27). The Bank also acquired 433,637,066 pre-emptive subscription rights, at the guaranteed fixed price of €0.10 gross each, for a total of €43,363,706.60.

On December 20, 2011, the Board of Directors agreed to pay a second interim dividend on 2011 earnings for a gross amount of €0.10 (€0.079) per share. It was paid to the shareholders on January 10, 2012.

Dividends –

The aggregate amount of the interim dividends declared as of December 31, mentioned above, net of the amount collected by the BBVA Group companies, was €937 million and was recognized under the heading “Stockholders’ funds – Dividends and remuneration” in the accompanying consolidated balance sheet.

The provisional financial statement prepared by Banco Bilbao Vizcaya Argentaria, S.A. for 2011 in accordance with legal requirements evidenced the existence of sufficient earnings for the distribution of the amounts to the interim dividend, as follows:

	Millions of Euros
Available amount for interim dividend payments	May 31, 2011	November 30, 2011
Profit at each of the dates indicated, after the provision for income tax	976	1,969
Less –	–	–

Estimated provision for Legal Reserve	(6)	(40)
Acquisition by the bank of the free allotment rights in 2011 capital increase	(136)	(179)
Interim dividends for 2011 already paid	–	(455)

Maximum amount distributable	834	1,295

Amount of proposed interim dividend	455	490

BBVA cash balance available to the date	1,540	1,321

The table below shows the allocation of the Bank’s earnings for 2011 that the Board of Directors will submit to approval by the General Shareholders’ Meeting:

Millions of Euros
Allocation of Earnings	2011
Net income for year of 2011 (*)	1,428

Distribution:
Interim dividends	945
Acquisition by the bank of the free allotment rights(**)	179
Legal reserve	41
Voluntary reserves	263

(*)	Net income of BBVA, S.A. (Appendix I).
(**)	Concerning to the remuneration to shareholders who choose to be pay in cash at the “Dividend Option”.

5. Earnings per share

According to the criteria established by IAS 33:

•

Basic earnings per share are determined by dividing the “Net income attributed to Parent Company” by the weighted average number of shares outstanding throughout the year, excluding the average number of treasury sales held over the year.

•

Diluted earnings per share are calculated by using a method similar to that used to calculate basic earnings per share; the weighted average number of shares outstanding, and the net income attributed to the parent company if appropriate, is adjusted to take into account the potential dilutive effect of certain financial instruments that could generate the issue of new Bank shares (share option commitments with employees, warrants on parent company shares, convertible debt instruments) or for discontinued operations.

The following transactions were carried out in 2011, 2010 and 2009 with an impact in the calculation of basic and diluted earnings per share:

•

In 2011 and 2010 the Bank has carried out capital increases with pre-emptive subscription rights for former shareholders (see Note 27). According to IAS 33, when calculating the basic and diluted earnings per share all the years prior to the exercise of the rights must be taken into account, and a corrective factor applied to the denominator (the weighted average number of shares outstanding) only in the case of capital increases other than those for conversion of securities into shares. This corrective factor is the result of dividing the fair value per share immediately before the exercise of rights by the theoretical ex-rights fair value per share. For these purposes the basic and diluted earnings per share have been recalculated for 2010 and 2009 as in the following table.

•	In 2009 and 2011 the Bank issued subordinated securities that were mandatory convertible into ordinary newly issued BBVA shares.

•

In 2009 the Bank issued subordinated securities that were mandatory convertible into ordinary newly issued BBVA shares amounting to €2,000 million. At its meeting on June 22, 2011, the Board of Directors of BBVA agreed to convert all these bonds dated July 15, 2011 (see Note 27).

•	On December 30, 2011, the Bank issued subordinate securities that were mandatory convertible into ordinary newly issued BBVA shares amounting to €3,430 million (see Note 23.4).

Since the conversion of both bond issues is mandatory on the date of their final maturity, in accordance with the IAS 33 criteria the following adjustments must be applied to both the calculation of the diluted earnings per share as well as the basic earnings per share:

•	In the numerator, the net income attributed to the parent company is increased by the amount of the annual coupon of the subordinated convertible bond.

•	In the denominator, the weighted average number of shares outstanding is increased by the estimated number of shares after the conversion.

Thus, as can be seen in the following table, for 2011, 2010 and 2009 the figures for basic earnings per share and diluted earnings per share are the same, as the dilution effect of the mandatory conversion must also be applied to the calculation of the basic earnings per share.

The calculation of earnings per share in 2011, 2010 and 2009 is as follows:

Basic and Diluted Earnings per Share	2011	2010 (*)	2009 (*)
Numerator for basic and diluted earnings per share (millions of euros)
Net income attributed to parent company	3,004	4,606	4,210
Adjustment: Mandatory convertible bonds interest expenses	38	70	18

Net income adjusted (millions of euros) (A)	3,042	4,676	4,228

Denominator for basic earnings per share (number of shares outstanding)
Weighted average number of shares outstanding (1)	4,635	3,762	3,719
Weighted average number of shares outstanding x corrective factor (2)	–	3,876	3,925
Adjustment: Average number of estimated shares to be converted	134	221	39
Adjusted number of shares (B)	4,769	4,097	3,964

Basic earnings per share (Euros per share)A/B	0.64	1.14	1.07

Diluted earnings per share (Euros per share)A/B	0.64	1.14	1.07

(1)	‘Weighted average number of shares outstanding (millions of euros), excluded weighted average of treasury shares during the period
(2)	Corrective factor, due to the capital increase with pre-emptive subscription right, applied for the previous years.
(*)	Data recalculated due to the mentioned corrective factor.

As of December 31, 2011, 2010 and 2009, except for the aforementioned convertible bonds, there were no other financial instruments, share option commitments with employees or discontinued transactions that could potentially affect the calculation of the diluted earnings per share for the years presented.

6. Bases and methodology for business segment reporting

Business segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The Group compiles reporting information on as disaggregated a level as possible, and all data relating to the businesses these units manage is recognized in full. These disaggregated units are then amalgamated in accordance with the organizational structure preordained by the Group management into higher level units and, ultimately, the business segments themselves. Similarly, all the incorporated entities making up the BBVA Group are also assigned to the different business segments according to the geographical areas where they carry out their activity.

Once the composition of each of the business areas in the BBVA Group has been defined, certain management criteria are applied, noteworthy among which are the following:

•

Capital base: Capital is allocated to each business based on capital at risk (CaR) criteria, in turn predicated on unexpected loss at a specific confidence level, determined as a function of the Group’s target capital ratio.

This target solvency level is set on two different scales: strict capital (which conditions the capital provision that is the basis for calculating the return on equity in each business) the second level is total capital (which determines the additional allocation in terms of subordinated debt and preferred securities). The calculation of the CaR combines credit risk, market risk, structural risk associated with the balance sheet, equity positions, operational risk, fixed assets risks and technical risks in the case of insurance companies. Internal models were used that have been defined following the guidelines and requirements established under the Basel II Capital Accord, with economic criteria prevailing over regulatory ones.

Due to its sensitivity to risk, CaR is an element linked to management policies of the different Group businesses. It makes the capital allocation between them objective and standard, in accordance with the risks incurred, and makes it easier to compare the profitability of the different businesses. In addition, as the CaR is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, the risk-adjusted return can be determined for each business and an aggregate calculated for the return by customer, product, segment, unit or business area.

•

Internal transfer prices: The calculation of the net interest income of each business is performed by applying the internal transfer rates to both the asset and liability entries. These rates are made up by a market rate (based on the review period for the transaction) and a liquidity premium.

In 2010, the liquidity squeeze in domestic and international financial markets made access to financing by Spanish credit institutions more expensive. BBVA was no exception to the rising cost. As a result, since January 2011 and retroactively for 2010 data, the liquidity premium allocated to the business areas through the reference internal rate system has been modified upwards so that it better reflects the situation of the financial markets. The allocation of profits across business generation and distribution units (e.g., in asset management products) is performed at market prices.

•

Allocation of operating expenses: Both direct and indirect expenses are allocated to the business areas, except for those items for which there is no clearly defined or close link with the businesses, as they represent corporate or institutional expenses incurred on behalf of the overall Group.

•	Cross-selling: On certain occasions, adjustments are made to eliminate overlap accounted for in the results of two or more units as result of cross-selling focus.

Description of the BBVA Group’s business segments

Following the acquisition of the stake in the Turkish bank Garanti and its consolidation, started on March 2011, into the accompanying financial statements of the Group, BBVA is beginning to have a relevant presence, in terms of both the balance sheet and income, in Europe and Asia. Furthermore, since the start of the international financial crisis, the importance of geographical location of businesses in order to obtain a better perception of the risks and a better estimate for future growth capacity has been made evident. Finally, new regulations recommend local management of structural risks as a way of avoiding possible contagion between the financial systems of different countries. As a result of the above, in 2011 the Group’s businesses have been restructured into the following business areas:

•	Spain: This includes:

•	Retail Network, including the segments of individual customers, private banking, small companies and businesses in the domestic market.

•	Corporate and Business Banking (CBB), which manages the SME, companies and corporations, public institutions and developer segments.

•	Corporate and Investment Banking (C&IB), responsible for business with large corporations and multinationals.

•	Global Markets (GM), which covers treasury and distribution activities on the Spanish market.

•	Other units, including BBVA Seguros and Asset Management (AM), which manages Spanish mutual fund and pension funds.

•	Eurasia: This groups together the activity carried out in the rest of Europe and Asia and that in 2010 reported under Spain and Portugal (BBVA Portugal, Consumer Finance Italy and Portugal

and the retail business of the branches in Paris, London and Brussels), or under Wholesale Banking & Asset Management (WB&AM). Corporate and Investment Banking, Markets, CNCB and CIFH. It also includes the holding in Garanti.

•	Mexico: Includes the banking, pensions and insurance businesses in the country.

•	United States: Includes the BBVA Group’s business in the United States and in the Commonwealth of Puerto Rico.

•	South America: Includes the banking, pensions and insurance businesses in South America.

Finally, the Corporate Activities segment covers all those that are not imputed to the business segments. Basically, it records costs from head offices with a strictly corporate function and makes allocations to corporate and miscellaneous provisions, such as early retirement. It also includes the Financial Management unit, which performs management functions for the Group as a whole, essentially management of asset and liability positions in euro-denominated interest rates and in exchange rates, as well as liquidity and capital management functions, the Industrial and Financial Holdings unit and the Group’s non-international real-estate businesses. The management of structural interest-rate risks in currencies other than the euro is located in the corresponding business areas.

The breakdown of the BBVA Group’s total assets by business segments as of December 31, 2011, 2010 and 2009 is as follows:

	Millions of Euros
Total Assets by Business Areas	2011	2010	2009
Spain	309,912	297,642	294,843
Eurasia	53,398	45,975	48,402
Mexico	74,283	75,152	62,855
South America	63,444	51,671	44,378
The United States	55,413	57,575	77,676

Subtotal Assets by Business areas	556,450	528,015	528,154

Corporate Activities	41,238	24,723	6,911

Total Assets BBVA Group	597,688	552,738	535,065

The net income and main data in the consolidated income statements for 2011, 2010 and 2009 by business segment is as follows.

		Millions of Euros
		Business Areas
Main Results by Business Segments	BBVA Group	Spain	Eurasia	Mexico	South America	United States	Corporate Activities
2011
Net interest income	13,160	4,399	801	3,827	3,164	1,590	(621)
Gross income	20,566	6,357	1,952	5,550	4,457	2,277	(27)
Net operating income (*)	10,615	3,556	1,307	3,539	2,415	786	(987)
Income before tax	3,770	1,914	1,170	2,299	1,877	(1,061)	(2,430)

Net income	3,004	1,363	1,027	1,741	1,007	(722)	(1,413)

2010
Net interest income	13,320	4,878	345	3,688	2,495	1,794	121
Gross income	20,910	7,055	1,080	5,496	3,797	2,551	932
Net operating income (*)	11,942	4,240	785	3,597	2,129	1,034	158
Income before tax	6,422	3,160	675	2,281	1,670	309	(1,673)

Net income	4,606	2,255	588	1,707	889	239	(1,072)

2009
Net interest income	13,882	5,571	387	3,307	2,566	1,679	372
Gross income	20,666	7,875	953	4,870	3,637	2,412	919
Net operating income (*)	12,307	5,031	675	3,316	2,058	1,047	180
Income before tax	5,735	3,890	611	1,770	1,575	(1,428)	(683)

Net income	4,210	2,801	473	1,357	780	(950)	(251)

(*) Gross Income less Administrative Cost and Amortization

7. Risk management

Financial institutions that deal in financial instruments must assume or transfer one or more types of risk in their transactions. The main risks associated with financial instruments are:

•

Credit risk: This arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party.

•	Market risk: This is originated by the likelihood of losses in the value of the positions held as a result of changes in the market prices of financial instruments. It includes three types of risks:

•	Interest-rate risk: This arises from variations in market interest rates.

•	Currency risk: This is the risk resulting from variations in foreign-currency exchange rates.

•

Price risk: This is the risk resulting from variations in market prices, either due to factors specific to the instrument itself, or alternatively to factors which affect all the instruments traded on a specific market.

•

Liquidity risk: This arises from the possibility that a company cannot meet its payment commitments, or to do so must resort to borrowing funds under onerous conditions, or risking its image and the reputation of the entity.

Principles and policies –

The aim of the Global Risk Management (GRM) function is to preserve the BBVA Group’s solvency, help define its strategy with respect to risk and assume and facilitate the development of its businesses. Its activity is governed by the following principles:

–	The risk management function is single, independent and global.

–

The risks assumed by the Group must be compatible with the capital adequacy target and must be identified, measured and assessed. Risk monitoring and management procedures and sound mechanisms of control and mitigation systems must likewise be in place.

–	All risks must be managed integrally during their life cycle, and be treated differently depending on their nature and with active portfolio management based on a common measure (economic capital).

–

It is each business area’s responsibility to propose and maintain its own risk profile, within its autonomy in the corporate action framework (defined as the set of risk control policies and procedures defined by the Group), using an appropriate risk infrastructure to control their risks.

–

The infrastructures created for risk control must be equipped with means (in terms of people, tools, databases, information systems and procedures) that are sufficient for their purpose, so that there is a clear definition of roles and responsibilities, thus ensuring efficient assignment of resources among the corporate area and the risk units in business areas.

In the light of these principles, the BBVA Group has developed an integrated risk management system that is structured around three main components: a corporate risk governance scheme (with suitable segregation of duties and responsibilities); a set of tools, circuits and procedures that constitute the various risk management regimes; and an internal control system that is appropriate to the nature and size of the risks assumed.

Corporate governance system –

The BBVA Group has developed a system of corporate governance that is in line with the best international practices and adapted it to the requirements of the regulators in the country in which its different units operate.

With respect to the risks assumed by the Group, the Board of Directors of the Bank is responsible for establishing the general principles that define the risk objectives profile of the entities, approving the management policies for control and management of these risks and ensuring regular monitoring of the internal systems of risk information and control. The Board is supported in this function by the Standing Committee and the Risk Committee. The main mission of the latter is to assist the Board in carrying out its functions associated with risk control and management.

According to Article 36 of the Board Regulations, the Risk Committee is assigned the following duties for these purposes:

–	To analyze and evaluate proposals related to the Group’s risk management and oversight policies and strategies.

–	To monitor the extent to which the risks actually assumed match the established risk profiles.

–

To assess and approve, where applicable, any transactions whose size could compromise the Group’s capital adequacy or recurrent earnings, or that present significant potential operational or reputational risks.

–	To ensure that the Group possesses the means, systems, structures and resources in accordance with best practices to develop its risk management strategy.

The risk management and control function is distributed among the risk units within the business areas and the Corporate Risk Area, which defines global policy and strategies. The risk units in the business areas propose and manage the risk profiles within their area of autonomy, though they always respect the corporate framework for action.

The Corporate Risk Area combines a vision by risk type with a global vision. It is divided into five units, as follows:

–	Corporate Risk Management: Responsible for the management and control of credit, market, technical, structural, real estate and non-banking risks.

–	Validation & Control: Manages the internal control and operational risk systems, the internal validation of the measurement models and the acceptance of new risks.

–	Technology & Methodologies: Responsible for the management of the technological and methodological developments required for risk management in the Group.

–

Technical Secretariat: Undertakes technical tests of the proposals made to the Risk Management Committee and the Risk Committee; prepares and promotes the regulations applicable to social and environmental risk management.

This structure gives the Corporate Risk Area reasonable security with respect to:

–	integration, control and management of all the Group’s risks;

–	the application throughout the Group of standard principles, policies and metrics; and

–	the necessary knowledge of each geographical area and each business.

This organizational scheme is complemented by various committees, which include the following:

–

The Internal Control and Operational Risk Global Committee: Its task is to undertake a review at both Group and business unit level of the control environment and the effectiveness of the operational risk internal control and management systems; as well as to monitor and analyze the main operational risks the Group is subject to, including those that are cross-cutting in nature. This committee is therefore the highest operational risk management body in the Group.

–

The Global Risk Management Committee: This committee is made up of the risk managers from the risk units located in the business areas and the managers of the Corporate Risk Area units. Among its responsibilities are the following: establishing the Group’s risk strategy (especially as regards policies and structure of this function in the Group), presenting its proposal to the appropriate governing bodies for their approval, monitoring the management and control of risks in the Group and adopting any actions necessary.

–

The GRM Risk Management Committee: Made up of the corporate directors of the Group’s risk unit and those responsible for risks in the different countries and business areas. It reviews the Group’s risk strategy and the general implementation of the main risk projects and initiatives in the business areas.

–

The Risk Management Committee: Its permanent members are the Global Risk Management director, the Corporate Risk Management director and the Technical Secretariat. The other committee members propose the operations that are analyzed in its working sessions. The committee analyzes and, if appropriate, authorizes, financial programs and operations within its scope and submits the proposals whose amounts exceed the set limits to the Risks Committee, when its opinion on them is favorable.

–

The Assets and Liabilities Committee (ALCO): The committee is responsible for actively managing structural interest rate and foreign exchange risk positions, global liquidity and the Group’s capital resources.

–

The Technology and Methodologies Committee: The committee decides on the effectiveness of the models and infrastructures developed to manage and control risks that are integrated in the business areas, within the framework of the operational model of Global Risk Management.

–

The New Products Committee: The committee’s functions are to assess and, if appropriate, to approve the characteristics of new products before they are put on the market; to undertake subsequent control and monitoring for newly authorized products; and to foster business in an orderly way to enable it to develop in a controlled environment.

Tools, circuits and procedures –

The BBVA Group has an established integrated risk management system that meets the needs derived from different types of risk to which it is subject. It is set out in a number of manuals. These manuals provide the measuring tools for the acceptance, assessment and monitoring of risks, define the circuits and procedures applicable to operations by entities and the criteria for their management.

The BBVA Group’s main activities with respect to the management and control of its risks are as follows:

–	Calculation of exposure to risks of the different portfolios, taking into account any possible mitigating factors (guarantees, balance netting, collaterals, etc.).

–	Calculation of the probabilities of default (hereinafter, “PD”).

–	Estimation of the foreseeable losses in each portfolio, assigning a PD to new operations (rating and scoring).

–	Measurement of the risk values of the portfolios in different scenarios through historical simulations.

–	Establishment of limits to potential losses according to the different risks incurred.

–	Determination of the possible impacts of structural risks on the Group’s consolidated income statement.

–	Determination of limits and alerts to guarantee the Group’s liquidity.

–	Identification and quantification of operational risks by business lines to make their mitigation easier through the appropriate corrective actions.

–	Definition of the effective circuits and procedures to achieve established objectives, etc.

Internal control system –

The BBVA Group’s internal control system is based on the best practices developed in “Enterprise Risk Management – Integrated Framework” by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as well as in “Framework for Internal Control Systems in Banking Organizations” by the Bank for International Settlements (BIS).

The Group’s system for internal control is therefore part of the Integral Risk Management Framework. This is the system within the Group that involves its Board of Directors, management and its entire staff. It is designed to identify and manage risks facing the Group entities in such a way as to ensure that the business targets established by the Group’s management are met. The Integrated Risk Management Framework is made up of specialized units (Risks, Compliance, Global Accounting and Management Information, and Legal Services), and the Internal Control, Operational Risk and Internal Audit functions.

Among the principles underpinning the Internal Control system are the following:

–	Its core element is the “process.”

–

The form in which the risks are identified, assessed and mitigated must be unique for each process; and the systems, tools and information flows that support the internal control and operational risk activities must be unique, or at least be administered fully by a single unit.

–

The responsibility for internal control lies with the Group’s business units, and at a lower level, with each of the entities that make them up. Each business unit’s Internal Control and Operational Risk Management is responsible for implementing the system of control within its scope of responsibility and managing the existing risk by proposing any improvements to processes it considers appropriate.

–	Given that some business units have a global scope of responsibility, there are cross-cutting control functions which supplement the control mechanisms mentioned earlier.

–

The Internal Control and Operational Risk Committee in each business unit is responsible for approving suitable mitigation plans for each existing risk or weakness. This committee structure culminates at the Group’s Global Internal Control and Operational Risk Committee.

–	The specialized units promote policies and draw up internal regulations. It is the responsibility of the Corporate Risk Area to develop them further and apply them.

Risk concentrations –

In the trading area, limits are approved each year by the Board of Directors’ Risk Committee on exposures to trading, structural interest rate, structural exchange rate, equity and liquidity; this applies both to the banking entities and to the asset management, pension and insurance businesses. These limits factor in many variables, including economic capital and earnings volatility criteria, and are reinforced with alert triggers and a stop-loss scheme.

In relation to credit risk, maximum exposure limits are set by customer and country; generic limits are also set for maximum exposure to specific operations or products. Limits are allocated based on iso-risk curves, determined as the sum of maximum foreseeable losses and economic capital, and its ratings-based equivalence in terms of gross nominal exposure.

There is a threshold in terms of a maximum risk concentration level of 10% of Group equity: up to this level the authorization of new risks requires in-depth knowledge of the client, and the markets and sectors in which it operates.

For retail portfolios, potential concentrations of risk in geographical areas or certain risk profiles are analyzed in relation to overall risk and earnings volatility; where appropriate, the mitigating measures considered most appropriate are established.

7.1 Credit risk

7.1.1 Maximum credit risk exposure

The BBVA Group’s maximum credit risk exposure by headings in the balance sheet as of December 31, 2011, 2010 and 2009, is given below. It does not recognize the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instrument and counterparties.

In the case of financial assets recognized in the consolidated balance sheets, exposure to credit risk is considered equal to its gross accounting value, not including valuation adjustments (impairment losses, uncollected interest payments, derivatives and others), with the sole exception of trading and hedging derivatives.

The maximum exposure to credit risk on financial guarantees granted is the maximum that the Group would be liable for if these guarantees were called in, and that is their carrying amount.

The information on trading and hedging derivatives set out in the next table is a better reflection of the maximum credit risk exposure than the amounts shown on the consolidated balance sheet because it does not only include the market value on the date of the transactions (the carrying amount only shows this figure); it also estimates the potential risk of these transactions on their due date.

However, credit risk originating from the derivatives in which the Group operates is mitigated through the contractual rights existing for offsetting accounts at the time of their settlement. This has reduced the Group’s exposure to credit risk to €37,817 million as of December 31, 2011 (€27,933 million and €27,026 million as of December 31, 2010 and 2009, respectively).

		Millions of Euros
Maximum Credit Risk Exposure	Notes	2011	2010	2009
Financial assets held for trading		20,975	24,358	34,672
Debt securities	10	20,975	24,358	34,672
Government		17,989	20,397	31,290
Credit institutions		1,882	2,274	1,384
Other sectors		1,104	1,687	1,998
Other financial assets designated at fair value through profit or loss		708	691	639
Debt securities	11	708	691	639
Government		129	70	60
Credit institutions		44	87	83
Other sectors		535	535	496
Available-for-sale financial assets		52,008	50,602	57,067
Debt securities	12	52,008	50,602	57,067
Government		35,801	33,074	38,345
Credit institutions		7,137	11,235	12,646
Other sectors		9,070	6,293	6,076
Loans and receivables		388,949	373,037	353,741
Loans and advances to credit institutions	13.1	26,013	23,604	22,200
Loans and advances to customers	13.2	359,855	347,210	331,087
Government		35,090	31,224	26,219
Agriculture		4,841	3,977	3,924
Industry		37,217	36,578	42,799
Real estate and construction		50,989	55,854	55,766
Trade and finance		55,748	53,830	48,936
Loans to individuals		139,063	135,868	126,488
Other		36,907	29,879	26,955
Debt securities	13.3	3,081	2,223	454
Government		2,128	2,040	342
Credit institutions		631	6	4
Other sectors		322	177	108
Held-to-maturity investments	14	10,955	9,946	5,438
Government		9,896	8,792	4,064
Credit institutions		451	552	754
Other sectors		608	602	620
Derivatives (trading and hedging)		58,683	44,762	42,836

Subtotal		532,278	503,396	494,393

Valuation adjustments		594	299	436

Total Financial Assets Risk		532,872	503,695	494,829

Financial guarantees		39,904	36,441	33,185
Drawable by third parties		88,978	86,790	84,925
Government		3,143	4,135	4,567
Credit institutions		2,417	2,303	2,257
Other sectors		83,419	80,352	78,101
Other contingent risks		4,787	3,784	7,398

Total Contingent Risks and Commitments	34	133,670	127,015	125,508

Total Maximum Credit Exposure		666,542	630,710	620,337

The amount of financial assets that would be irregular if their conditions had not been renegotiated is not significant with respect to the BBVA Group’s total loans and receivables as of December 31, 2011.

7.1.2 Mitigation of credit risk, collateralized credit risk and other credit enhancements

In most cases, maximum exposure to credit risk is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure. The BBVA Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. The existence of guarantees could be a necessary but not sufficient instrument for accepting risks, as the assumption of risks by the Group requires the prior verification of the debtor’s capacity for repayment, or that the debtor can generate sufficient resources to allow the amortization of the risk incurred under the agreed terms.

The policy of accepting risks is therefore organized into three different levels in the BBVA Group:

–	Analysis of the financial risk of the operation, based on the debtor’s capacity for repayment or generation of funds;

–	The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed; monetary, secured, personal or hedge guarantees; and finally,

–	Assessment of the repayment risk (asset liquidity) of the guarantees received.

The procedures for the management and valuation of collaterals are set out in the Internal Manuals on Credit Risk Management Policies (retail and wholesale), which establish the basic principles for credit risk management, including the management of collateral assigned in transactions with customers.

The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real-estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All collaterals assigned must be properly drawn up and entered in the corresponding register. They must also have the approval of the Group’s legal units.

The following is a description of the main types of collateral for each financial instrument class:

•	Financial instruments held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument.

•

Trading and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

The Group trades a wide range of credit derivatives. Through these contracts, the Group either purchases or sells protection on either a single-name or index basis. The Group uses credit derivatives to mitigate credit risk in its loan portfolio and other cash positions and to hedge risks assumed in other market transactions with clients and counterparties.

Credit derivatives can follow different settlement and payment conventions, all of which are in accordance with ISDA standards. The most common types of settlement triggers include bankruptcy of the reference credit entity, acceleration of indebtedness, failure to pay, restructuring, repudiation and dissolution of the entity.

•

Other financial assets and liabilities designated at fair value through profit or loss and Available-for-sale financial assets: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

•	Loans and receivables:

•	Loans and advances to credit institutions: These usually only have the counterparty’s personal guarantee.

•

Loans and advances to customers: Most of these operations are backed by personal guarantees extended by the counterparty. There may also be collateral to secure loans and advances to customers (such as mortgages, cash guarantees, pledged securities and other collateral), or to obtain other credit enhancements (bonds, hedging, etc.).

•	Debt securities: Guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

•	Held-to-maturity investments: Guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

•	Financial guarantees, other contingent risks and drawable by third parties: These have the counterparty’s personal guarantee.

The Group’s collateralized credit risk as of December 31, 2011, 2010 and 2009, excluding balances deemed impaired, is broken down in the table below:

	Millions of Euros
Collateralized Credit Risk	2011	2010	2009
Mortgage loans	130,703	132,628	127,957
Operating assets mortgage loans	3,732	3,638	4,050
Home mortgages	109,199	108,224	99,493
Rest of mortgages (1)	17,772	20,766	24,414
Secured loans, except mortgage	29,353	18,154	20,917
Cash guarantees	332	281	231
Secured loan (pledged securities)	590	563	692
Rest of secured loans (2)	28,431	17,310	19,994

Total	160,056	150,782	148,874

(1)	Refers to loans which are secured with real estate properties (other than residential properties) in respect of which we provide financing to the borrower to buy or to construct such properties.
(2)	Includes loans which collateral is cash, other financial assets or partial guarantees.

As of December 31, 2011, in relation to mortgages, the average weighted amount pending loan amortization was 52% of the collateral pledged (53% as of December 31, 2010 and 54% as of December 31, 2009).

7.1.3 Credit quality of financial assets that are neither past due nor impaired

The BBVA Group has tools (“scoring” and “rating”) that enable it to rank the credit quality of its operations and customers based on an assessment and its correspondence with the probability of default (“PD”) scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that collect the pertinent information generated internally, which can basically be grouped together in scoring and rating models.

•	Scoring

Scoring is a decision-making model that contributes to both the arrangement and management of retail loans: consumer loans, mortgages, credit cards for individuals, etc. Scoring is the tool used to decide to whom a loan should be assigned, what amount should be assigned and what strategies can help establish the price, because it is an algorithm that sorts transactions by their credit quality. This algorithm enables the BBVA Group to assign a score to each transaction requested by a customer, on the basis of a series of objective characteristics that have statistically been shown to discriminate between the quality and risk of this type of transactions. The advantage of scoring lies in its simplicity and homogeneity: all that is needed is a series of objective data for each customer, and this data is analyzed automatically using an algorithm.

There are three types of scoring, based on the information used and on its purpose:

–

Reactive scoring: measures the risk of a transaction requested by an individual using variables relating to the requested transaction and to the customer’s socio-economic data available at the time of the request. The new transaction is approved or rejected depending on the score given.

–

Behavioral scoring: scores transactions for a given product in an outstanding risk portfolio of the entity, enabling the credit rating to be tracked and the customer’s needs to be anticipated. It uses transaction and customer variables available internally. Specifically, variables that refer to the behavior of both the product and the customer.

–

Proactive scoring: gives a score at customer level using variables related to the individual’s general behavior with the entity, and to his/her payment behavior in all the contracted products. The purpose is to track the customer’s credit quality and it is used to pre-grant new transactions.

•	Rating

Rating tools, as opposed to scoring tools, do not assess transactions but focus on the rating of customers instead: companies, corporations, SMEs, public authorities, etc. A rating tool is an instrument that, based on a detailed financial study, helps determine a customer’s ability to meet his/her financial obligations. The final rating is usually a combination of various factors: on the one hand, quantitative factors, and on the other hand, qualitative factors. It is a middle road between an individual analysis and a statistical analysis.

The main difference between ratings and scorings is that the latter are used to assess retail products, while ratings use a wholesale banking customer approach. Moreover, scorings only include objective variables, while ratings add qualitative information. And although both are based on statistical studies, adding a business view, rating tools give more weight to the business criterion compared to scoring tools.

For portfolios where the number of defaults is very low (sovereign risk, corporates, financial entities, etc.) the internal information is supplemented by “benchmarking” of the external rating agencies (Moody’s, Standard & Poor’s and Fitch). To this end, each year the PDs compiled by the rating agencies at each level of risk rating are compared, and the measurements compiled by the various agencies are mapped against those of the BBVA master rating scale.

Once the default probability of a transaction or customer has been calculated, a “business cycle adjustment” is carried out. This is a means of establishing a measure of risk that goes beyond the time of its calculation. The aim is to capture representative information of the behavior of portfolios over a complete economic cycle. This probability is linked to the Master Rating Scale prepared by the BBVA Group to enable uniform classification of the Group’s various asset risk portfolios.

The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of December 31, 2011:

Internal rating	Probability of default (basic points)
Reduced List (17 groups)	Average	Minimum from >=	Maximum
AAA	1	–	2
AA+	2	2	3
AA	3	3	4
AA-	4	4	5
A+	5	5	6
A	8	6	9
A-	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B-	785	581	1,061
C	2,122	1,061	4,243

The table below outlines the distribution of exposure, including derivatives, by internal ratings, to corporates, financial entities and institutions (excluding sovereign risk), of the BBVA Group’s main entities as of December 31, 2011:

	2011
Credit Risk Distribution by Internal Rating	Amount (Millions of Euros)%
AAA/AA+/AA/AA-	47,047	18.42%
A+/A/A-	94,192	36.88%
BBB+	23,685	9.27%
BBB	10,328	4.04%
BBB-	10,128	3.97%
BB+	12,595	4.93%
BB	11,361	4.45%
BB-	14,695	5.75%
B+	10,554	4.13%
B	11,126	4.36%
B-	6,437	2.52%
CCC/CC	3,266	1.28%

Total	255,414	100.00%

From all the possible range of transactions/customers with a credit rating, and therefore with a probability of default, homogeneous probability levels are established to classify the portfolio. The concentration of levels will be higher when more discrimination is needed and lower when discrimination is not so important. These levels represent the ratings needed to ensure proper classification of the portfolio.

These different values and their probability of default (PD) limits have been determined using as a reference the rating scales and default rates applied by the external agencies Standard & Poor’s and Moody’s. Thus, the PD levels for the BBVA Group’s Master Rating Scale are established. Although this scale is common to the entire Group, the calibrations (mapping scores to PD sections/Master Rating Scale levels) are carried out at tool level for each country in which the Group has tools available.

7.1.4 Policies for preventing excessive risk concentration

In order to prevent the build-up of excessive concentrations of credit risk at the individual, country and sector levels, the BBVA Group maintains maximum permitted risk concentration indices updated at individual and portfolio sector levels tied to the various observable variables within the field of credit risk management. The limit on the Group’s exposure or financial commitment to a specific customer therefore depends on the customer’s credit rating, the nature of the risks involved, and the Group’s presence in a given market, based on the following guidelines:

–	The aim is, as far as possible, to combine the customer’s credit needs (commercial/financial, short-term/long-term, etc.) with the interests of the Group.

–

Any legal limits that may exist concerning risk concentration are taken into account (relationship between risks with a customer and the capital of the entity that assumes them), the markets, the macroeconomic situation, etc.

–

To undertake a proper management of risk concentration, and if necessary generate actions on such risks, a number of different levels of monitoring have been established according to the amount of global risks maintained with the same customer. Any risk concentrations with the same customer or group may generate losses of more than €18 million are authorized and monitored by the Risk Committee of the Bank’s Board of Directors. In terms of exposure, this amount is equivalent to 10% of the BBVA Group’s eligible capital for a customer with an AAA credit rating and 1% for a customer with a BB credit rating.

7.1.5 Sovereign risk exposure

Sovereign risk management

The risk associated with the transactions involving sovereign risk is identified, measured, controlled and tracked by a centralized unit integrated in the Group’s Risk Area. Its basic functions involve the preparation of individual reports on the countries where sovereign risk exists (called “financial programs”), tracking such risks, assigning ratings to these countries and, in general, supporting the Group in terms of providing information related to transactions involving sovereign risk. The risk policies established in the financial programs are approved by the relevant risk committees.

The country risk unit tracks the evolution of the risks associated with the various countries to which we are exposed (including sovereign risk) on an ongoing basis in order to adapt its risk and mitigation policies to any macroeconomic and political changes that may occur. Moreover, it regularly updates its internal ratings and forecasts for these countries. The internal rating assignment methodology is based on the assessment of quantitative and qualitative parameters which are in line with those used by certain multilateral organizations (such as the International Monetary Fund and the World Bank), rating agencies and export credit organizations.

The table below provides a breakdown of our financial instruments, as of December 31, 2011, by type of counterparty and the country of residence of such counterparty. The below figures do not take into account valuation adjustments, impairment losses or loan loss provisions (see Note 7.1.7).

	As of December 31, 2011
Risk Exposure by Country	Sovereign Risk (1)		Financial Institutions	Other Sectors	Total	%
	(in millions of euros, except percentages)
Spain	56,473		6,883	178,068	241,424	51.1%
Turkey	3,414		220	8,822	12,456	2.6%
United Kingdom	120		7,381	3,566	11,067	2.3%
Italy	4,301		492	4,704	9,497	2.0%
Portugal	279		829	6,715	7,824	1.7%
France	619		1,903	3,038	5,561	1.2%
Germany	592		1,048	911	2,551	0.5%
Ireland	7		183	212	401	0.1%
Greece	109		5	32	146	0.0%
Rest of Europe	739		4,419	6,072	11,230	2.4%

Europe	66,654		23,363	212,141	302,157	63.9%

Mexico	22,875		5,508	31,110	59,493	12.6%
The United States	3,501		3,485	42,589	49,576	10.5%
Rest of countries	7,281		3,803	50,563	61,647	13.0%

Total Rest of countries	33,657		12,796	124,262	170,716	36.1%

Total Exposure to Financial Instruments	100,311	(2)	36,159	336,403	472,873	100.0%

(1)	In addition, there were undrawn lines of credit, granted mainly to Spanish public authorities, amounting to €3,525 million. For more information about drawable lines of credit see Note 34.
(2)

Relates mainly to government debt securities held by the Group in countries where we operate. These securities are used by the Group’s Assets and Liabilities Committee (ALCO) to manage the interest-rate risk concerning the balance sheet of our subsidiaries located in such countries and by our insurance subsidiaries for managing risks related to pension and insurance commitments.

Sovereign risk exposure in Europe

The European sovereign debt crisis deepened in 2011. Contagion of the financial tension during the year extended, first, to countries in the European periphery that were not subject to bailout programs, such as Italy and Spain; and subsequently, as doubts increased about the capacity of governments in the euro zone to resolve the crisis, to certain core countries in Europe with sounder finances.

As for the sovereign risk of European countries, despite the agreements reached at the European summit held at the end of July 2011, sovereign debt markets, including those in Spain, and especially those in Italy, continue to be subject to intense pressure.

As part of the exercise carried out by the European Banking Authority (EBA) to assess the minimum capital levels of European banking groups, as defined in the European Union’s Capital Requirement Directive (CRD), certain information on the exposure of the Group’s credit institutions to European sovereign risk as of September 30, 2011 was published on December 8, 2011. The table below provides a breakdown of the exposure of the Group’s credit institutions to European sovereign risk as of December 31, 2011, by type of financial instrument and the country of residence of the counterparty. The below figures do not take into account valuation adjustments, impairment losses or loan loss provisions (see “Valuation and impairment methods” below).

	As of December 31, 2011
	Debt securities			Loans and Receivables	Derivatives (2)		Total	%
Exposure to Sovereign Risk by European Union Country (1)	Financial Assets Held-for- Trading	Available-for- Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure
	(in millions of euros, except percentages)
Spain	4,366	15,225	6,520	26,637	96	–	52,844	89.1%
Italy	350	634	2,956	184	–	(23)	4,101	6.9%
France	338	12	254	–	–	(3)	601	1.0%
Germany	513	6	69	–	(3)	(2)	583	1.0%
Portugal	39	11	13	216	–	(1)	278	0.5%
United Kingdom	–	120	–	–	(3)	–	117	0.2%
Greece	–	10	84	15	–	(8)	101	0.2%
Hungary	–	53	–	–	–	–	53	0.1%
Ireland	–	7	–	–	–	1	8	0.0%
Rest of Europe	155	351	–	130	–	2	638	1.1%

Total Exposure to Sovereign Counterparties (European Union) (1)	5,761	16,429	9,896	27,182	89	(34)	59,323	100.0%

(1)

This table shows the exposure to sovereign risk pursuant to EBA criteria. Therefore, exposure to Turkey (€3,414 million) and exposure of the Group insurance companies (€3,972 million) are not included.

(2)	Includes Credit Derivative Swaps (CDS), which are reflected at their fair value.

The table below provides a breakdown of the notional value of the CDS in which the Group’s credit institutions acted as sellers or buyers of protection against sovereign risks in European countries, based on the country whose risk is covered by the CDS. The main counterparties of these CDS are credit institutions with a high credit quality. The CDS contracts we enter contain market standards clauses, including with respect to the events that would trigger payouts under the contracts.

	As of December 31, 2011
	Credit derivatives (CDS) and other contracts in which the Group acts as a protection seller		Credit derivatives (CDS) and other contracts in which the Group acts as a protection buyer
Exposure to Sovereign Risk by European Union Country	Notional Value	Fair Value	Notional Value	Fair Value
	(in millions of euros)
Spain	20	2	20	(2)
Italy	283	38	465	(61)
Germany	182	4	184	(6)
France	102	3	123	(6)
Portugal	85	21	93	(22)
United Kingdom	20	2	20	(2)
Greece	53	25	66	(33)
Hungary	–	–	2	(0)
Ireland	82	10	82	(9)
Rest of Europe	294	31	329	(29)

Total Exposure to Sovereign Counterparties (European Union)	1,119	136	1,382	(170)

As reflected in the tables reproduced above, our exposure to sovereign risk in Europe relates mainly to Spain and Italy. The table below provides a breakdown of the total exposure faced by the Group’s credit institutions to these two countries as of December 31, 2011, by type of financial instrument and the country of residence of the counterparty, based on the maturity of the financial instruments.

	As of December 31, 2011
	Debt securities			Loans and Receivables	Derivatives		Total	%
Maturities	Financial Assets Held-for- Trading	Available- for- Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure
	(in millions of euros, except percentages)
Spain
Up to 1 Year	2,737	779	36	9,168	1	–	12,721	21.4%
1 to 5 Years	1,025	11,630	1,078	4,265	67	–	18,065	30.5%
Over 5 Years	604	2,816	5,406	13,204	27	–	22,057	37.2%
Italy
Up to 1 Year	172	22	3	89	–	–	286	0.5%
1 to 5 Years	73	34	2,378	20	–	(18)	2,487	4.2%
Over 5 Years	105	578	575	75	–	(4)	1,329	2.2%
Rest of Europe
Up to 1 Year	512	197	69	281	3	(1)	1,061	1.8%
1 to 5 Years	224	233	61	18	(1)	1	536	0.9%
Over 5 Years	309	140	290	62	(8)	(11)	782	1.3%

Total Exposure to Sovereign Counterparties (European Union)	5,761	16,429	9,896	27,182	89	(34)	59,323	100.0%

Valuation and impairment methods

The valuation methods used to assess the instruments that are subject to sovereign risks are the same ones used for other instruments included in the relevant portfolios and are detailed in Note 8 to our Consolidated Financial Statements. We take into account the exceptional circumstances that have taken place over the last two years in connection with the sovereign debt crisis in Europe. Specifically, the fair value of sovereign debt securities of European countries has been considered equivalent to their listed price in active markets, except for Greek sovereign debt securities. With regard to sovereign debt securities issued by Greece, owing to its economic situation and considering the various agreements reached at the summits of European leaders on the plan for restructuring Greek sovereign debt, the Group has recognized impairment losses on these assets for a total amount of €81 million, applying an expected loss of 50% of the nominal value of the Greek sovereign debt, irrespective of its maturity. This impairment has been estimated by considering the recommendations issued by the European Securities and Markets Authority (ESMA). These impairment losses were charged to our consolidated income statement for the year ended December 31, 2011.

Reclassification of securities between portfolios

Note 14 describes the reclassification carried out in the third quarter of 2011, in accordance with IFRS-7, amounting to €1,817 million in sovereign debt securities issued by Italy, Greece and Portugal from the heading “Available-for-sale financial assets” to the heading “Held-to-maturity investments” of the consolidated balance sheet.

7.1.6 Financial assets past due but not impaired

The table below provides details of financial assets past due as of December 31, 2011, 2010 and 2009, but not considered to be impaired, listed by their first past-due date:

	Millions of Euros
Financial Assets Past Due but Not Impaired 2011	Less than 1 Months Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	–	–	–
Loans and advances to customers	1,998	392	366
Government	186	47	23
Other sectors	1,812	345	343
Debt securities	–	–	–

Total	1,998	392	366

	Millions of Euros
Financial Assets Past Due but Not Impaired 2010	Less than 1 Months Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	–	–	–
Loans and advances to customers	1,082	311	277
Government	122	27	27
Other sectors	960	284	250
Debt securities	–	–	–

Total	1,082	311	277

	Millions of Euros
Financial Assets Past Due but Not Impaired 2009	Less than 1 Months Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	–	–	–
Loans and advances to customers	2,653	336	311
Government	45	32	19
Other sectors	2,608	304	292
Debt securities	–	–	–

Total	2,653	336	311

7.1.7 Impaired assets and impairment losses

The table below shows the composition of the impaired financial assets and risks as of December 31, 2011, 2010 and 2009, broken down by heading in the accompanying consolidated balance sheet:

Impaired Risks. Breakdown by Type of Asset and by Sector	Millions of Euros
	2011	2010	2009
Asset Instruments Impaired
Available-for-sale financial assets	125	140	212
Debt securities	125	140	212
Loans and receivables	15,685	15,472	15,311
Loans and advances to credit institutions	28	101	100
Loans and advances to customers	15,647	15,361	15,197
Debt securities	10	10	14

Total ‘Asset Instruments Impaired (1)	15,810	15,612	15,523

Contingent Risks Impaired
Contingent Risks Impaired (2)	219	324	405

Total impaired risks (1) + (2)	16,029	15,936	15,928

Of which:
Government	135	124	87
Credit institutions	84	129	172
Other sectors	15,590	15,360	15,264
Mortgage	9,639	8,627	7,932
With partial secured loans	83	159	37
Rest	5,868	6,574	7,295
Contingent Risks Impaired	219	324	405

Total impaired risks (1) + (2)	16,029	15,936	15,928

The changes in 2011, 2010 and 2009 in the impaired financial assets and contingent risks are as follows:

	Millions of Euros
Changes in Impaired Financial Assets and Contingent Risks	2011	2010	2009
Balance at the beginning	15,936	15,928	8,859

Additions (1)	13,045	13,207	17,298
Recoveries (2)	(9,079)	(9,138)	(6,524)
Net additions (1)+(2)	3,966	4,069	10,774
Transfers to write-off	(4,093)	(4,307)	(3,737)
Exchange differences and other	221	246	32

Balance at the end	16,029	15,936	15,928

Recoveries on entries (%)	70	69	38

Below are details of the impaired financial assets as of December 31, 2011 and 2010, classified by geographical area and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past-Due Amount 2011	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	4,640	1,198	1,187	4,482	11,507
Rest of Europe	217	38	41	235	531
Mexico	809	141	130	199	1,280
South América	767	66	38	109	980
The United States	634	211	117	549	1,511
Rest of the world	–	–	–	1	1

Total	7,068	1,653	1,513	5,572	15,810

	Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past-Due Amount 2010	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	5,279	1,064	798	4,544	11,685
Rest of Europe	106	24	24	55	209
Mexico	753	60	69	324	1,206
South América	720	51	31	74	876
The United States	1,110	84	111	331	1,636
Rest of the world	–	–	1	–	–

Total	7,968	1,284	1,034	5,327	15,612

Below are details of the impaired financial assets as on December 31, 2011 and 2010, classified by type of loan in accordance with its associated guarantee, and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount 2011	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Unsecured loans	3,414	598	534	1,541	6,087
Mortgage	3,570	1,055	979	4,033	9,639
Residential mortgage	1,080	390	357	1,373	3,200
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	630	210	160	795	1,795
Other than those currently use as a family residential property of the borrower	490	138	167	659	1,454
Plots and other real state assets	1,370	317	295	1,206	3,188
Other partially secured loans	83	–	–	–	83
Others	–	–	–	–	–

Total	7,067	1,653	1,513	5,574	15,810

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount 2010	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Unsecured loans	4,309	338	271	1,710	6,628
Mortgage	3,301	946	763	3,617	8,627
Residential mortgage	629	304	271	1,472	2,676
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	561	128	100	602	1,391
Rest of residential mortgage	701	132	99	593	1,525
Plots and other real state assets	1,410	382	293	950	3,035
Other partially secured loans	159	–	–	–	159
Others	198	–	–	–	198

Total	7,967	1,284	1,034	5,327	15,612

Below is the accumulated financial income accrued as of 31 December 2011, 2010 and 2009 with origin in the impaired assets that, as mentioned above in Note 2.2.1, are not recognized in the accompanying consolidated income statements as there are doubts as to the possibility of collection:

	Millions of Euros
	2011	2010	2009
Financial Income from Impaired Assets	1,908	1,717	1,485

As of December 31, 2011, 2010 and 2009, the non-performing loan and coverage ratios (see Glossary) of the transactions registered under the “Loans and advances to customers” and “Contingent risk” headings of the accompanying consolidated balance sheets were:

	Percentage (%)
BBVA Group Ratios	2011	2010	2009
NPA ratio	4.0	4.1	4.3

NPA coverage ratio	61	62	57

7.1.8 Impairment losses

Below is a breakdown of the provisions recorded on the accompanying consolidated balance sheets to cover estimated impairment losses as of December 31, 2011, 2010 and 2009 in financial assets and contingent risks, according to the different headings under which they are classified in the accompanying consolidated balance sheet:

		Millions of Euros
Impairment losses and provisions for contingent risks	Notes	2011	2010	2009
Available-for-sale portfolio	12	569	619	449
Loans and receivables	13	9,469	9,473	8,805
Loans and advances to customers	13.2	9,410	9,396	8,720
Loans and advances to credit institutions	13.1	47	67	68
Debt securities	13.3	12	10	17
Held to maturity investment	14	1	1	1

Impairment losses		10,039	10,093	9,255

Provisions for Contingent Risks and Commitments	25	291	264	243

Total		10,330	10,357	9,498

Of which:
For impaired portfolio		7,058	7,507	6,549
For currently non-impaired portfolio		3,272	2,850	2,949

Below are the changes in 2011 and 2010 in the estimated impairment losses, broken down by the headings in the accompanying consolidated balance sheet:

		Millions of Euros
2011	Notes	Available-for- sale portfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		619	1	9,473	264	10,356

Increase in impairment losses charged to income		62	–	6,041	17	6,121
Decrease in impairment losses credited to income		(37)	–	(1,513)	(24)	(1,574)

Impairment losses (net)	48-49	25	–	4,528	(6)	4,547

Entities incorporated in the year		–	–	305	12	318
Transfers to written-off loans		(75)	–	(4,039)	–	(4,114)
Exchange differences and other		–	–	(798)	22	(776)

Balance at the end		569	1	9,469	291	10,330

(*)	Including the impairment losses on financial assets (Note 49) and the provisions for contingent risks (Note 48)

		Millions of Euros
2010	Notes	Available-for- sale porfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		449	1	8,805	243	9,498

Increase in impairment losses charged to income		187	–	7,020	62	7,268
Decrease in impairment losses credited to income		(32)	–	(2,204)	(40)	(2,276)

Impairment losses (net)	48-49	155	–	4,816	22	4,993

Transfers to written-off loans		(57)	–	(4,431)	–	(4,488)
Exchange differences and other		72	–	283	(1)	354

Balance at the end		619	1	9,473	264	10,357

(*)	Including the impairment losses on financial assets (Note 49) and the provisions for contingent risks (Note 48)

The changes in 2011, 2010 and 2009 in financial assets derecognized from the accompanying consolidated balance sheet as their recovery is considered unlikely (hereinafter “write-offs”) is shown below:

	Millions of Euros
Changes in Impaired Financial Assets Written-Off from the Balance Sheet	2011	2010	2009
Balance at the beginning	13,367	9,834	6,872

Increase:	4,284	4,788	3,880
Decrease:	(1,895)	(1,447)	(1,172)
Re-financing or restructuring	(4)	(1)	–
Cash recovery	(327)	(253)	(188)
Foreclosed assets	(29)	(5)	(48)
Sales of written-off	(840)	(342)	(590)
Debt forgiveness	(604)	(217)	(114)
Expiry and other causes	(91)	(629)	(231)
Net exchange differences	115	193	253

Balance at the end	15,871	13,367	9,834

As indicated in Note 2.2.1, although they have been derecognized from the balance sheet, the BBVA Group continues to attempt to collect on these write-offs, until the rights to receive them are fully extinguished, either because it is time-barred debt, the debt is forgiven, or other reasons.

7.2 Market risk

As well as the most common market risks (mentioned earlier), other market risks have to be considered for the administration of certain positions: credit spread risk, basis risk, volatility and correlation risk.

Value at Risk (VaR) is the basic measure to manage and control the BBVA Group’s market risks. It estimates the maximum loss, with a given confidence level, that can be produced in market positions of a portfolio within a given time horizon. VaR is calculated in the Group at a 99% confidence level and a 1-day time horizon.

BBVA and BBVA Bancomer have received approval from the Bank of Spain to use a model developed by the BBVA Group to calculate bank capital requirements for market risk. This model estimates VaR in accordance with the “historical simulation” methodology, which consists of estimating the losses or gains that would have been produced in the current portfolio if the changes in market conditions occurring over a specific period of time were repeated. Using this information, it infers the maximum foreseeable loss in the current portfolio with a determined level of confidence. It presents the advantage of precisely reflecting the historical distribution of the market variables and not requiring any assumption of specific probability distribution. The historical period used in this model is two years.

In addition, the Bank follows the guidelines set out by Spanish and European authorities regarding other metrics to meet the Bank of Spain’s regulatory requirements. The new measurements of market risk for the trading portfolio include the calculation of stressed VaR (which quantifies the level of risk in extreme historical situations) and the quantification of default risks and downgrading of credit ratings of bonds and credit portfolio derivatives.

The limit structure of the BBVA Group’s market risk determines a system of VaR and economic capital limits by market risk for each business unit, with specific ad-hoc sub-limits by type of risk, activity and trading desk.

Validity tests are performed periodically on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the positions assessed with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). In addition, BBVA Research (the BBVA Group’s Research Department) carries out stress analysis by simulating historical crisis scenarios and evaluating the impacts resulting from profound market alterations.

Trends in market risk in 2011 –

The changes in the BBVA Group’s market risk in 2011, measured as VaR without smoothing (see Glossary) with a 99% confidence level and a 1-day horizon are as follows:

This represents a daily average VaR of €24 million in 2011, compared with €33 million in 2010 and €26 million in 2009. The number of risk factors currently used to measure portfolio risk is around 2,200. This number varies according to the possibility of doing business with other underlying assets and in other markets.

As of December 31, 2011, 2010 and 2009, VaR amounted to €18 million, €28 million and €31 million, respectively. These figures can be broken down as follows:

	Millions of Euros
VaR by Risk Factor	2011	2010	2009
Interest/Spread risk	27	29	38
Currency risk	3	3	2
Stock-market risk	7	4	9
Vega/Correlation risk	4	12	15
Diversification effect (*)	(23)	(21)	(33)

Total	18	28	31

VaR medium in the period	24	33	26
VaR max in the period	36	41	33
VaR min in the period	16	25	18

(*)

The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

The stress testing is carried out using historical crisis scenarios and economic scenarios supplied by BBVA Research as a base:

•	Historical scenarios: The base historical scenario is the collapse of Lehman Brothers in 2008.

•

Economic crisis scenarios: Unlike the historical scenarios, economic stress scenarios are updated monthly. The decision about which of the scenarios should be used is taken by the Market Stress Committee, in which BBVA Research takes an active part through the construction of ad hoc scenarios. The fundamental aim of this committee is to identify the most significant market risk positions in each of the BBVA Group’s treasuries and assess the impact of changes in their risk drivers. To do so, the Stress Committee must identify and quantify unlikely but plausible crisis scenarios in the financial markets. This is achieved thanks to the participation of BBVA Research as a key member of the Committee. In addition, the economic stress scenarios are designed individually and are coherent with the positions of each of the treasuries. As a result, there may be no coherence at Group level and thus the impacts cannot be aggregated.

By type of market risk assumed by the Group’s trading portfolio, as of December 31, the main risks were interest rate and credit spread risks, which fell by €3 million on the figure for December 31, 2010. Equity risk increased by €3 million, while currency risk and volatility and correlation risk fell by €0.1 million and €8 million respectively.

The changes in the average daily VaR ratio in 2011 with respect to 2010 is basically the result of Global Market Europe reducing its average risk by 24% in 2011 (with a daily average VaR of €16 million) and, to a lesser extent, because Global Market Bancomer cut its risk by 39% (with a daily average VaR in 2011 of €5 million).

The internal market risk model is validated periodically by back testing. In 2011, portfolio losses in BBVA SA were higher than daily VaR on 3 occasions (2 in the case of BBVA Bancomer). This number of exceptions is within the bands set in the tests used in the Basel model. This is why no significant changes have been made either to the methodology of measurement, nor to the parametrics of the current measurement model.

Structural interest-rate risk –

The aim of on-balance-sheet interest rate risk management is to maintain the BBVA Group’s exposure to market interest-rate fluctuations at levels in keeping with its risk strategy and profile. In pursuance of this, the Assets and Liabilities Committee (ALCO) undertakes active balance sheet management through operations intended to optimize the levels of risk borne according to expected earnings and respect the maximum levels of accepted risk.

ALCO uses the interest-rate risk measurements performed by the Risk Area. Acting as an independent unit, the Risk Area periodically quantifies the impact that a variation of 100 basis points in market interest rates would have on the BBVA Group’s net interest income and economic value.

In addition, the Group performs probability calculations that determine the economic capital (maximum loss of economic value) and risk margin (maximum estimated loss of operating income) originating from structural interest rate risk in banking activity (excluding the Treasury area), based on interest rate curve simulation models. The Group regularly performs stress tests and sensitivity analyses to complement its assessment of its interest-rate risk profile.

All these risk measurements are subsequently analyzed and monitored. The levels of risk assumed and the degree of compliance with the limits authorized by the Executive Committee are reported to the various managing bodies of the BBVA Group.

Below are the average interest-rate risk exposure levels in terms of sensitivity of the main financial institutions in the BBVA Group in 2011:

	Impact on Net Interest Income (*)		Impact on Economic Value (**)
Sensitivity to interest-rate analysis 2011	100 Basis-Point Increase	100 Basis-Point Decrease	100 Basis-Point Increase	100 Basis-Point Decrease
Europe	0.50%	3.34%	0.78%	-1.07%
BBVA Bancomer	3.33%	-3.33%	2.06%	-3.06%
BBVA Compass	3.85%	-3.32%	3.06%	-7.42%
BBVA Puerto Rico	2.83%	-2.75%	-2.45%	3.95%
BBVA Chile	-3.01%	2.98%	-11.57%	10.45%
BBVA Colombia	1.24%	-1.26%	0.17%	-0.50%
BBVA Banco Continental	1.78%	-1.74%	-9.22%	9.91%
BBVA Banco Provincial	1.95%	-1.85%	-1.47%	1.52%
BBVA Banco Francés	0.69%	-0.70%	-1.35%	1.38%

BBVA Group	1.98%	-0.82%	0.91%	-1.96%

(*)	Percentage relating to “1 year” net Interest margin forecast in each unit.
(**)	Percentage relating to each unit’s Equity

As part of the measurement process, the BBVA Group has established the assumptions regarding the movement and behavior of certain items, such as those relating to products with no explicit or contractual maturity. These assumptions are based on studies that estimate the relationship between the interest rates on these products and market rates. They enable specific balances to be classified into trend-based balances (long-term) and seasonal or volatile balances (short-term residual maturity).

Structural currency risk –

Structural currency risk is basically caused by exposure to variations in currency exchange rates that arise in the BBVA Group’s foreign subsidiaries and the provision of funds to foreign branches financed in a different currency to that of the investment.

ALCO is the body responsible for arranging hedging transactions to limit the capital impact of fluctuations in exchange rates, based on their projected trend, and to guarantee the equivalent euro value of the foreign currency earnings expected to be obtained from these investments.

Structural currency risk management is based on the measurements performed by the Risk Area. These measurements use an exchange-rate scenario simulation model which quantifies possible changes in value for a given confidence interval and a pre-established time horizon. The Standing Committee authorizes the system of limits and alerts for these risk measurements, which include a sub-limit on the economic capital (an unexpected loss arising from the currency risk of investments financed in foreign currency).

In 2011, the average asset exposure sensitivity to a 1% depreciation in exchange rates stood at €154 million, with 37% in the Mexican peso, 23% in South American currencies, 20% in Asian and Turkish currencies, and 18% in the US dollar.

Structural equity risk –

The BBVA Group’s exposure to structural equity risk is basically derived from investments in industrial and financial companies with medium- and long-term investment horizons. This exposure is mitigated through net short positions held in derivatives of their underlying assets, used to limit portfolio sensitivity to potential falls in prices.

The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares stood at €-39.4 million as of December 31, 2011, and its impact on consolidated earnings for the year is estimated at €1.8 million. These figures are estimated taking into account the exposure in shares valued at market prices, or if not applicable, at fair value (except for the positions in the Treasury Area portfolios) and the net delta-equivalent positions in options on their underlyings.

The Risk Area is responsible for measuring and effectively monitoring structural risk in the equity portfolio. To do so, it estimates the sensitivity figures and the capital necessary to cover possible unexpected losses due to the variations in the value of the companies making up the Group’s equity portfolio, at a confidence level that corresponds to the institution’s target rating, and taking into account the liquidity of the positions and the statistical performance of the assets under consideration. These figures are supplemented by periodic stress tests, back-testing and scenario analyses.

7.3 Liquidity risk

The aim of liquidity risk management, tracking and control is to ensure, in the short term, that the payment commitments of the BBVA Group entities can be duly met without having to resort to borrowing funds under burdensome terms, or damaging the image and reputation of the entities. In the medium term the aim is to ensure that the Group’s financing structure is ideal and that it is moving in the right direction with respect to the economic situation, the markets and regulatory changes.

Management of liquidity and structural finance within the BBVA Group is based on the principle of financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability in periods of high risk.

The management and monitoring of liquidity risk is carried out comprehensively in each of the BBVA Group’s business units using a double (short and long-term) approach. The short-term liquidity approach has a time horizon of up to 366 days. It is focused on the management of payments and collections from the Treasury and market activity, and includes operations specific to the area and the Bank’s possible liquidity requirements. The medium-term approach is focused on financial management of the whole consolidated balance sheet, with a time horizon of one year or more.

The ALCO within each management unit is responsible for the comprehensive management of liquidity. The Financial Management unit, as part of the Financial Division, analyzes the implications of the Bank’s various projects in terms of finance and liquidity and its compatibility with the target financing structure and the situation of the financial markets. The Financial Management unit executes the resolutions agreed by ALCO in accordance with the agreed budgets and manages liquidity risk using a broad scheme of limits, sub-limits and alerts approved by the Standing Committee. The Risk Area measures and controls these limits independently and provides the managers with support tools and metrics needed for decision-making.

Each of the local risk areas, which are independent from the local manager, complies with the corporative principles of liquidity risk control established by GRM, the Global Unit in charge of Structural Risks for the entire BBVA Group.

At the level of each BBVA Group entity, the managing areas request and propose a scheme of quantitative and qualitative limits and alerts related to short and medium term liquidity risks. Once agreed with GRM, controls and limits are proposed to the Bank’s Board of Directors (through its delegate bodies), for approval at least once a year. The proposals submitted by GRM are adapted to the situation of the markets according to the risk tolerance level aimed for by the Group.

The development of a new Liquidity and Finance Manual demanded strict adjustment of liquidity risk management in terms of limits, sub-limits and alerts, as well as in procedures. In accordance with the manual, GRM carries out regular measurements of risk incurred and monitors the consumption of limits. It develops management tools and adapts valuation models, carries out regular stress tests and reports on the liquidity risk levels to ALCO and the Group’s Management Committee on a monthly basis. Its reports to the management areas and GRM Management Committee are more frequent.

Under the current Contingency Plan, the frequency of communication and the nature of information provided is decided by the Liquidity Committee at the proposal of the Technical Liquidity Group (TLG). In the event of any alert or possible crisis, the TLG carries out an initial analysis of the liquidity situation (short or long term) of the entity affected.

The TLG is made up of specialized staff from the Short-Term Cash Desk, the Global Accounting & Information Management (GA&IM), the Financial Management and the Structural Risk areas. If the alert signals established make clear that a critical situation has arisen, the TLG informs the Liquidity Committee (made up of managers of the corresponding areas). The Liquidity Committee is responsible for calling the Financing Committee, if appropriate, which is made up of the Group’s President and COO and the managers from the Financial Area, the Risk Area, Global Business and the Business Area of the country affected.

One of the most significant aspects that have affected the BBVA Group in 2011 was the continuation of the sovereign debt crisis, which started in 2010. The role played by official bodies in the euro zone and the ECB have been key in calming the markets and ensuring liquidity in the European banking system. However, the Group has not had to make use of the extraordinary measures established by the Spanish authorities to mitigate the liquidity tension affecting many Spanish banks.

Given this situation, the regulators have established new regulatory requirements with the aim of strengthening the balance sheets of banks and making them more resistant to potential short-term liquidity shocks. The Liquidity Coverage Ratio (LCR) is the metric proposed by the Bank Supervisory Committee of the Bank for International Settlements in Basel to achieve this objective. It aims to ensure that financial institutions have a sufficient stock of liquid assets to allow them to survive a 30-day liquidity stress scenario. According to the most recent document published by the Basel Committee on Bank Supervision in December 2010, this ratio will remain subject to revision by the regulating bodies until mid-2013, and it will be incorporated as a regulatory requirement on January 1, 2015, though it must be reported to supervisory bodies as of January 2012.

In order to increase the weight of medium and long-term funding on the banks’ balance sheets, the regulators have defined a new long-term funding ratio (over 12 months) called the Net Stable Funding Ratio (NSFR). It will be under review until mid-2016 and become a regulatory requirement starting on January 1, 2018.

Although the precise definition of these new ratios has still not been decided, the BBVA Group has outlined a plan to adapt to them. This will allow it to adopt best practices and the most effective and strict criteria for their implementation sufficiently in advance.

7.4 Risk concentrations

Below is a breakdown of the balances of financial instruments registered in the accompanying consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. It does not take into account valuation adjustments, impairment losses or loan-loss provisions:

	Millions of Euros
Risks by Geographical Areas 2011	Spain	Europe, Excluding Spain	México	USA	South América	Rest	Total
Financial assets –
Financial assets held for trading	12,958	33,305	11,675	4,672	5,452	2,539	70,603
Debt securities	5,075	2,068	10,933	565	2,030	305	20,975
Equity instruments	662	363	741	69	125	238	2,198
Derivatives	7,221	30,874	2	4,039	3,297	1,996	47,430
Other financial assets designated at fair value through profit or loss	234	311	1,470	509	454	–	2,977
Debt securities	117	77	6	508	1	–	708
Equity instruments	117	234	1,464	1	453	–	2,269
Available-for-sale portfolio	26,546	8,895	7,825	8,151	5,164	656	57,237
Debt securities	22,371	8,685	7,764	7,518	5,068	602	52,008
Equity instruments	4,175	210	61	633	96	54	5,229
Loans and receivables	203,348	44,305	42,489	44,625	46,479	7,704	388,949
Loans and advances to credit institutions	3,034	11,531	4,877	2,712	2,197	1,663	26,013
Loans and advances to customers	198,948	32,445	37,612	41,222	43,592	6,035	359,855
Debt securities	1,365	328	–	692	690	6	3,081
Held-to-maturity investments	7,373	3,582	–	–	–	–	10,955
Hedging derivatives	395	3,493	485	253	16	56	4,698

Total Risk in Financial Assets	250,854	93,890	63,943	58,210	57,565	10,955	535,419

Contingent risks and commitments
Contingent risks	16,175	12,289	1,098	4,056	4,733	1,554	39,904
Contingent commitments	30,848	21,506	11,929	22,002	6,192	1,288	93,767

Total Contingent Risk	47,023	33,795	13,027	26,058	10,925	2,842	133,669

Total Risks in Financial Instruments	297,877	127,685	76,970	84,268	68,490	13,797	669,088

	Millions of Euros
Risks by Geographical Areas 2010	Spain	Europe, Excluding Spain	México	EE.UU.	South América	Rest	Total
Financial assets –
Financial assets held for trading	18,903	22,899	9,578	3,951	5,549	2,404	63,284
Debt securities	9,522	2,839	8,853	654	2,086	405	24,359
Equity instruments	3,041	888	725	148	136	322	5,260
Derivatives	6,340	19,172	–	3,149	3,327	1,677	33,665
Other financial assets designated at fair value through profit or loss	284	98	1,437	481	476	1	2,777
Debt securities	138	66	7	480	–	–	691
Equity instruments	146	32	1,430	1	476	1	2,086
Available-for-sale portfolio	25,230	7,689	10,158	7,581	4,291	1,234	56,183
Debt securities	20,725	7,470	10,106	6,903	4,211	1,187	50,602
Equity instruments	4,505	219	52	678	80	47	5,581
Loans and receivables	218,399	30,985	40,540	39,944	37,320	5,847	373,035
Loans and advances to credit institutions	6,786	7,846	5,042	864	2,047	1,018	23,603
Loans and advances to customers	210,102	23,139	35,498	38,649	34,999	4,822	347,209
Debt securities	1,511	–	–	431	274	7	2,223
Held-to-maturity investments	7,504	2,443	–	–	–	–	9,947
Hedging derivatives	234	2,922	281	131	–	35	3,603

Total Risk in Financial Assets	270,554	67,036	61,994	52,088	47,636	9,521	508,829

Contingent risks and commitments
Contingent risks	20,175	6,773	1,006	3,069	3,953	1,465	36,441
Contingent commitments	35,784	19,144	11,421	17,604	5,711	910	90,574

Total Contingent Risk	55,959	25,917	12,427	20,673	9,664	2,375	127,015

Total Risks in Financial Instruments	326,513	92,953	74,421	72,761	57,300	11,896	635,844

	Millions of Euros
Risks by Geographical Areas 2009	Spain	Europe, Excluding Spain	México	EE.UU.	South América	Rest	Total
Financial assets –
Financial assets held for trading	22,893	25,583	11,612	3,076	4,329	2,240	69,733
Debt securities	14,487	7,434	10,157	652	1,646	296	34,672
Equity instruments	3,268	624	1,455	35	207	194	5,783
Derivatives	5,138	17,525	–	2,389	2,476	1,750	29,278
Other financial assets designated at fair value through profit or loss	330	73	1,153	436	344	–	2,337
Debt securities	157	42	3	435	1	–	639
Equity instruments	173	31	1,150	1	343	–	1,698
Available-for-sale portfolio	30,177	11,660	7,709	7,828	4,876	1,266	63,516
Debt securities	24,838	11,429	7,688	7,082	4,806	1,223	57,066
Equity instruments	5,339	231	21	746	70	43	6,450
Loans and receivables	206,097	34,613	31,469	40,469	34,926	6,167	353,741
Loans and advances to credit institutions	2,568	11,280	3,269	2,441	1,724	918	22,200
Loans and advances to customers	203,529	23,333	28,200	37,688	33,098	5,239	331,087
Debt securities	–	–	–	340	104	10	454
Held-to-maturity investments	2,625	2,812	–	–	–	–	5,437
Hedging derivatives	218	2,965	266	117	3	25	3,595

Total Risk in Financial Assets	262,340	77,706	52,210	51,926	44,478	9,698	498,359

Contingent risks and commitments
Contingent risks	15,739	7,826	897	3,330	3,704	1,689	33,185
Contingent commitments	37,804	24,119	9,421	15,990	3,743	1,246	92,323

Total Contingent Risk	53,543	31,945	10,318	19,320	7,447	2,935	125,508

Total Risks in Financial Instruments	315,883	109,651	62,528	71,246	51,925	12,633	623,866

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix IX.

7.5 Residual maturity

Below is a breakdown by contractual maturity of the balances of certain headings in the accompanying consolidated balance sheets, disregarding any valuation adjustments or impairment losses:

	Millions of Euros
Contractual Maturities 2011	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
Asset –
Cash and balances with central banks	28,066	1,444	660	330	426	–	30,927
Loans and advances to credit institutions	2,771	7,551	1,393	3,723	7,608	2,967	26,013
Loans and advances to customers	18,021	38,741	22,887	45,818	93,138	141,251	359,855
Debt securities	842	2,297	2,761	8,025	39,603	34,199	87,727
Derivatives (trading and hedging)	–	1,798	1,877	4,704	16,234	27,368	51,981

Liabilities –
Deposits from central banks	3	19,463	2,629	–	11,040	1	33,136
Deposits from credit institutions	2,202	27,266	4,374	5,571	15,964	3,669	59,047
Deposits from customers	116,924	69,738	17,114	41,397	28,960	6,861	280,994
Debt certificates (including bonds)	–	2,032	1,880	11,361	45,904	17,144	78,321
Subordinated liabilities	–	–	110	38	4,893	9,500	14,541
Other financial liabilities	5,015	1,283	355	490	1,254	1,307	9,704
Short positions	–	1,446	2	–	–	3,163	4,611
Derivatives (trading and hedging)	–	1,687	1,636	5,232	15,533	25,313	49,401

	Millions of Euros
Contractual Maturities 2010	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
Asset –
Cash and balances with central banks	17,275	1,497	693	220	282	–	19,967
Loans and advances to credit institutions	2,471	10,590	1,988	1,658	4,568	2,329	23,604
Loans and advances to customers	16,543	33,397	21,127	49,004	85,800	141,338	347,209
Debt securities	497	3,471	12,423	8,123	35,036	28,271	87,821
Derivatives (trading and hedging)	–	636	1,515	3,503	13,748	17,827	37,229

Liabilities –
Deposits from central banks	50	5,102	3,130	2,704	–	1	10,987
Deposits from credit institutions	4,483	30,031	4,184	3,049	9,590	5,608	56,945
Deposits from customers	111,090	69,625	21,040	45,110	21,158	6,818	274,841
Debt certificates (including bonds)	96	5,243	10,964	7,159	42,907	15,843	82,212
Subordinated liabilities	–	537	3	248	2,732	13,251	16,771
Other financial liabilities	4,177	1,207	175	433	647	1,564	8,203
Short positions	–	651	–	10	–	3,385	4,046
Derivatives (trading and hedging)	–	826	1,473	3,682	12,813	16,037	34,831

	Millions of Euros
Contractual Maturities 2009	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
Asset –
Cash and balances with central banks	14,650	535	248	735	163	–	16,331
Loans and advances to credit institutions	3,119	8,484	1,549	1,914	4,508	2,626	22,200
Loans and advances to customers	4,313	31,155	19,939	40,816	94,686	140,178	331,087
Debt securities	1,053	4,764	15,611	10,495	37,267	29,080	98,270
Derivatives (trading and hedging)	–	637	2,072	3,863	13,693	12,608	32,873

Liabilities –
Deposits from central banks	213	4,807	3,783	12,293	–	–	21,096
Deposits from credit institutions	1,836	24,249	5,119	5,145	6,143	6,453	48,945
Deposits from customers	106,942	55,482	34,329	32,012	18,325	6,293	253,383
Debt certificates (including bonds)	–	10,226	16,453	15,458	40,435	14,614	97,186
Subordinated liabilities	–	500	689	2	1,529	14,585	17,305
Other financial liabilities	3,825	822	141	337	480	20	5,625
Short positions	–	448	–	16	–	3,366	3,830
Derivatives (trading and hedging)	–	735	1,669	3,802	13,585	10,517	30,308

8. Fair value of financial instruments

The fair value of a financial asset or a liability on a given date is the amount for which it could be exchanged or settled, respectively, on that date between two knowledgeable, willing parties in an arm’s length transaction under market conditions. The most objective and common reference for the fair value of a financial asset or a liability is the price that would be paid for it on an organized, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given financial asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments; or, in the absence thereof, by using mathematical measurement models that are sufficiently tried and trusted by the international financial community. The estimates used in such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent in the measurement models and possible inaccuracies in the assumptions and parameters required by these models may mean that the estimated fair value of an asset or liability does not coincide exactly with the price for which the asset or liability could be exchanged or settled on the date of its measurement.

The fair value of the financial derivatives included in the held for trading portfolios is assimilated to their daily quoted price if there is an active market for these financial instruments. If for any reason their quoted price cannot be established on a given date, these derivatives are measured using methods similar to those used in over-the-counter (“OTC”) markets.

The fair value of OTC derivatives (“present value” or “theoretical price”) is equal to the sum of future cash flows arising from the instrument, discounted at the measurement date; these derivatives are valued using methods recognized by international financial markets: the “net present value” (NPV) method, option price calculation models, etc.

Determining the fair value of financial instruments –

Below is a comparison of the carrying amount of the Group’s financial assets and liabilities in the accompanying consolidated balance sheets and their respective fair values:

		Millions of Euros
		2011		2010		2009
Fair Value and Carrying Amount	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS –
Cash and balances with central banks	9	30,939	30,939	19,981	19,981	16,344	16,344
Financial assets held for trading	10	70,602	70,602	63,283	63,283	69,733	69,733
Other financial assets designated at fair value through profit or loss	11	2,977	2,977	2,774	2,774	2,337	2,337
Available-for-sale financial assets	12	58,144	58,144	56,456	56,456	63,521	63,521
Loans and receivables	13	381,076	389,204	364,707	371,359	346,117	354,933
Held-to-maturity investments	14	10,955	10,190	9,946	9,189	5,437	5,493
Fair value changes of the hedges items in portfolio hedges of interest rate risk	15	146	146	40	40	–	–
Hedging derivatives	15	4,552	4,552	3,563	3,563	3,595	3,595
LIABILITIES –
Financial assets held for trading	10	51,303	51,303	37,212	37,212	32,830	32,830
Other financial liabilities designated at fair value through profit or loss	11	1,825	1,825	1,607	1,607	1,367	1,367
Financial liabilities at amortized cost	23	479,904	473,886	453,164	453,504	447,936	448,537
Fair value changes of the hedged items in portfolio hedges of interest rate risk.	15	–	–	(2)	(2)	–	–
Hedging derivatives	15	2,710	2,710	1,664	1,664	1,308	1,308

In the case of financial instruments whose carrying amount is not the same as their theoretical fair value, the fair value has been calculated in the following manner:

–	The fair value of “Cash and balances with central banks” has been considered equivalent to its carrying amount, because they are mainly short-term balances.

–	The fair value of “Held-to-maturity investments” is equivalent to their quoted price in active markets.

–

The fair values of “Loans and receivables” and “Financial liabilities at amortized cost” have been estimated by discounting estimated future cash flows using the market interest rates prevailing at each year-end.

–

The “Fair value changes of the hedged items in portfolio hedges of interest-rate risk” item in the accompanying consolidated balance sheets registers the difference between the carrying amount of the hedged deposits lent, registered under “Loans and Receivables,” and the fair value calculated using internal models and observable variables of market data (see Note 15).

For financial instruments whose carrying amount is equivalent to their fair value, the measurement processes used are set forth below:

–

Level 1: Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and linked to active markets. This level includes listed debt securities, listed equity instruments, some derivatives and mutual funds.

–	Level 2: Measurement that applies techniques using inputs drawn from observable market data.

–

Level 3: Measurement using techniques, where some of the inputs are not taken from market observable data. As of December 31, 2011, the affected instruments accounted for approximately 0.31% of financial assets and 0.004% of the Group’s financial liabilities. Model selection and validation was undertaken by control areas outside the market units.

The following table shows the main financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by the measurement technique used to determine their fair value:

		Millions of Euros
		2011			2010			2009
Fair Value by Levels	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS –
Financial assets held for trading	10	22,986	46,915	700	28,914	33,568	802	39,608	29,236	889
Debt securities		19,731	793	451	22,930	921	508	33,043	1,157	471
Equity instruments		2,033	97	68	5,034	92	134	5,504	94	185
Trading derivatives		1,222	46,025	182	950	32,555	160	1,060	27,985	233
Other financial assets designated at fair value through profit or loss	11	2,358	619	–	2,326	448	–	1,960	377	–
Debt securities		647	61	–	624	64	–	584	54	–
Equity instruments		1,711	558	–	1,702	384	–	1,376	323	–
Available-for-sale financial assets	12	41,286	15,249	1,067	41,500	13,789	668	49,747	12,367	818
Debt securities		37,286	15,025	602	37,024	13,352	499	44,387	12,146	538
Equity instruments		4,000	224	465	4,476	437	169	5,360	221	280
Hedging derivatives	15	289	4,263	–	265	3,298	–	302	3,293	–
LIABILITIES –
Financial liabilities held for trading	10	5,813	45,467	23	4,961	32,225	25	4,936	27,797	96
Trading derivatives		1,202	45,467	23	916	32,225	25	1,107	27,797	96
Short positions		4,611	–	–	4,046	–	–	3,830	–	–
Other financial liabilities designated at fair value through profit or loss	11	–	1,825	–	–	1,607	–	–	1,367	–
Hedging derivatives	15	–	2,710	–	96	1,568	–	319	989	–

The heading “Available-for-sale-financial assets” in the accompanying consolidated balance sheets as of December 31, 2011, 2010 and 2009, additionally includes €541 million, €499 million and €589 million, respectively, accounted for at cost, as indicated in the section of this Note entitled “Financial instruments at cost”.

The following table sets forth the main measurement techniques, hypotheses and inputs used in the estimation of fair value of the financial instruments classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of December 31, 2011:

Financial Instruments Level 2	Measurement techniques	Main assumptions	Main inputs used	2011 Fair value (millions of euros)
				Trading portfolio Debt securities	793
				Equity instruments	97

¡ Debt securities	Present-value method.

Calculation of the present value of financial instruments as the current value of future cash flows (discounted at market interest rates), taking into account:

•   the estimate of prepayment rates;

•   the issuer credit risk; and

•   current market interest rates.

•   Net Asset Value (NAV) published recurrently, but not more frequently than every quarter.

			• Risk premiums. • Observable market interest rates	Other financial assets at fair value through profit or loss
				Debt securities	61
				Equity instruments	558
				Available-for-sale financial assets
				Debt securities	15,025
				Equity instruments	224
				Other financial liabilities designated at fair value through profit or loss	1,825
¡ Equity instruments
		For share, currency, inflation or commodity derivatives:	For share, currency, or commodity derivatives:
		• The Black-Scholes assumptions take into account possible convexity adjustments	• Forward structure of the underlying asset.	Assets
	Analytic/semi-analytic formulae			Trading derivatives	46,025
		For interest rate derivatives:	• Volatility of options.
		• Black-Scholes assumptions apply a lognormal process for forward rates and consider possible convexity adjustments.	• Observable correlations between underlying assets.	Hedging Derivatives	4,263
	For share, currency, or commodity derivatives: • Monte Carlo simulations.	Local volatility model: assumes a constant diffusion of the underlying asset with the volatility depending on the value of the underlying asset and the term.
¡ Derivatives			For interest-rate derivatives:	Liabilities
	For interest-rate derivatives:		• The term structure of interest rates.
	• Black-Derman-Toy Model, Libor Market Model and SABR. • HW 1 factor	This model assumes that: • The forward rates in the term structure of the interest rate curve are perfectly correlated	• Volatility of underlying asset.	Trading derivatives	45,467
			For credit derivatives:
	For credit derivatives: • Diffusion models.	These models assume a constant diffusion of default intensity.	• Credit default swap (CDS) prices.	Hedging Derivatives	2,710
			• Historical CDS volatility.
		Determining the current value of financial instruments as the current value of future cash flows (discounted at market interest rates), taking into account:		Trading portfolio
		• estimate of prepayment rates;		Debt securities	451
		• issuer credit risk; and
	• Present-value method.	• current market interest rates.

¡ Debt securities	• “Time default” model for financial instruments in the collateralized debt obligations (CDOs) family.	In the case of measurement of asset-backed securities (ABSs), future prepayments are calculated on the conditional prepayment rates that the issuers themselves provide.	• Prepayment rates • Default correlation • Credit spread (1)	Equity instruments	68
				Available-for-sale financial assets
		The “time-to-default” model is used to measure default probability. One of the main variables used is the correlation of defaults extrapolated from several index tranches (ITRA00 and CDX) with the underlying portfolio of our CDOs.		Debt securities	602
			• Credit spread (1)
¡ Equity instruments	• Present-value method.	Net asset value (NAV) for hedge fund and for equity instruments listed in thin or less active markets.	• NAV supplied by the fund manager or issuer of the securities.	Equity instruments	465

	Trading derivatives for interest-rate futures and forwards: • Present-value method. • “Libor Market” model.

The “Libor Market” model models the complete term structure of the interest-rate curve, assuming a constant elasticity of variance (CEV) lognormal process. The CEV lognormal process is used to measure the presence of a volatility shift.

			• Correlation decay.(2)	Assets

¡ Trading derivatives	For variable income and foreign exchange options:			Trading derivatives	182
	• Monte Carlo simulations • Numerical integration • Heston	The options are measured through generally accepted valuation models, to which the observed implied volatility is added.	• Vol-of-Vol (3) • Reversion factor (4) • Volatility Spot Correlation (5)
				Liabilities
	• Credit baskets	These models assume a constant diffusion of default intensity.	• Default correlation. • Historical CDS volatility	Trading derivatives	23

(1)

Credit spread: The spread between the interest rate of a risk-free asset (e.g. Treasury securities) and the interest rate of any other security that is identical in every respect except for asset quality. Spreads are considered as Level 3 inputs when referring to illiquid securities, based on spreads of similar issuers.

(2)	Correlation decay: This is the factor that allows us to calculate changes in correlation between the different pairs of forward rates.
(3)	Vol-of-Vol: Volatility of implied volatility. This is a statistical measure of the changes of the spot volatility.
(4)	Reversion Factor: The speed with which volatility reverts to its natural value.
(5)	Volatility- Spot Correlation: A statistical measure of the linear relationship (correlation) between the spot price of a security and its volatility.

The changes in the balance of Level 3 financial assets and liabilities included in the accompanying consolidated balance sheets are as follows:

Financial Assets Level 3 Changes in the Period	Millions of Euros
	2011		2010		2009
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	1,469	25	1,707	96	3,853	84

Valuation adjustments recognized in the income statement (*)	(1)	(12)	(123)	12	(146)	6
Valuation adjustments not recognized in the income statement	–	–	(18)	–	33	–
Acquisitions, disposals and liquidations	268	9	(334)	(100)	(634)	(1)
Net transfers to Level 3	33	–	236	–	(1,375)	7
Exchange differences	(2)	1	1	17	(24)	–

Exchange differences	1,767	23	1,469	25	1,707	96

(*)	Profit or loss that are attributable to gains or losses relating to those assets and liabilities held at the end of the reporting period

The financial instruments transferred between the different levels of measurement in 2011 are at the following amounts in the accompanying consolidated balance sheets as of December 31, 2011:

		Millions of Euros
	From:	Level I		Level 2		Level 3
Transfer between levels	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		12	–	32	16	–	36
Available-for-sale financial assets		432	23	49	39	–	–

LIABILITIES –

As of December 31, 2011, the effect on the consolidated income and consolidated equity of changing the main hypotheses used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest (most favorable hypotheses) or lowest (least favorable) value of the range deemed probable, would be as follows:

	Millions of Euros
	Potential Impact on Consolidated Income Statement		Potential Impact on Total Equity
Financial Assets Level 3 Sensitivity Analysis	Most Favorable Hypotheses	Least Favorable Hypotheses	Most Favorable Hypotheses	Least Favorable Hypotheses
ASSETS
Financial assets held for trading	21	(71)	–	–
Available-for-sale financial assets	–	–	14	(87)
LIABILITIES –
Financial liabilities held for trading	1	(1)	–	–

Total	22	(72)	14	(87)

Loans and financial liabilities at fair value through profit or loss –

As of December 31, 2011, 2010 and 2009, there were no loans or financial liabilities at fair value other than those recognized under the headings “Other financial assets designated at fair value through profit and loss” and “Other financial liabilities designated at fair value through profit and loss” in the accompanying consolidated balance sheets.

Financial instruments at cost –

As of December 31, 2011, 2010 and 2009, equity instruments, derivatives with these equity instruments as underlyings, and certain discretionary profit-sharing arrangements in some companies, were recognized at cost in the Group’s consolidated balance sheets because their fair value could not be reliably determined, as they are not traded in organized markets and thus their unobservable inputs are significant. On the above dates, the balance of these financial instruments recognized in the portfolio of available-for-sale financial assets amounted to €541 million, €499 million and €589 million, respectively.

The table below outlines the financial assets and liabilities carried at cost that were sold in 2011, 2010 and 2009:

	Millions of Euros
Sales of financial instruments at cost	2011	2010	2009
Amount of Sale	19	51	73
Carrying Amount at Sale Date	8	36	64
Gains/Losses	11	15	9

9. Cash and balances with central banks

The breakdown of the balance under the headings “Cash and balances with central banks” and “Financial liabilities at amortized cost – Deposits from central banks” in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Cash and Balances with Central Banks	Notes	2011	2010	2009
Cash		4,611	4,284	4,218
Balances at the Central Banks		25,821	15,349	11,534
Reverse repurchase agreements	37	495	334	579
Accrued interests		12	14	13

Total		30,939	19,981	16,344

		Millions of Euros
Deposits from Central Banks	Notes	2011	2010	2009
Deposits from Central Banks		23,937	10,904	19,939
Repurchase agreements	37	9,199	82	1,156
Accrued interest until expiration		11	24	71

Total	23	33,147	11,010	21,166

10. Financial assets and liabilities held for trading

10.1 Breakdown of the balance

The breakdown of the balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Assets and Liabilities Held-for-Trading	2011	2010	2009
ASSETS –
Debt securities	20,975	24,358	34,672
Equity instruments	2,198	5,260	5,783
Trading derivatives	47,429	33,665	29,278

Total	70,602	63,283	69,733

LIABILITIES –
Trading derivatives	46,692	33,166	29,000
Short positions	4,611	4,046	3,830

Total	51,303	37,212	32,830

10.2 Debt securities

The breakdown by type of instrument of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Securities Held-for-Trading Breakdown by type of instrument	2011	2010	2009
Issued by Central Banks	402	699	326
Spanish government bonds	4,324	7,954	13,463
Foreign government bonds	13,263	11,744	17,500
Issued by Spanish financial institutions	566	722	431
Issued by foreign financial institutions	1,316	1,552	954
Other debt securities	1,104	1,687	1,998

Total	20,975	24,358	34,672

10.3 Equity instruments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Equity Instruments Held-for-Trading Breakdown by Issuer	2011	2010	2009
Shares of spanish companies
Credit institutions	62	304	666
Other sectors	600	2,738	2,602

Subtotal	662	3,042	3,268

Shares of foreign companies
Credit institutions	128	167	156
Other sectors	1,408	2,051	2,359

Subtotal	1,536	2,218	2,515

Total	2,198	5,260	5,783

10.4 Trading derivatives

The trading derivatives portfolio arises from the Group’s need to manage the risks incurred by it in the course of normal business activity. As of December 31, 2011, 2010 and 2009, trading derivatives were principally contracted in over-the-counter (OTC) markets, with credit entities not resident in Spain as the main counterparties, and related to foreign-exchange, interest-rate and equity risk.

Below is a breakdown by transaction type of the fair value of outstanding financial trading derivatives recognized in the accompanying consolidated balance sheets, divided into organized and OTC markets:

	Millions of Euros
Outstanding Financial Trading Derivatives 2011	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	1	2	7	–	–	–	–	10
Options	(11)	–	(147)	5	(9)	–	–	(162)
Other products	–	–	–	–	–	–	–	–

Subtotal	(10)	2	(140)	5	(9)	–	–	(152)

OTC markets
Credit institutions
Forward transactions	(178)	–	–	–	–	–	–	(178)
Future rate agreements (FRAs)	–	(220)	–	–	–	–	–	(220)
Swaps	(333)	(3,988)	67	1	40	–	–	(4,213)
Options	105	605	(747)	–	–	–	1	(36)
Other products	–	11	–	–	–	(432)	–	(421)

Subtotal	(406)	(3,592)	(680)	1	40	(432)	1	(5,068)

Other financial institutions
Forward transactions	(7)	–	–	–	–	–	–	(7)
Future rate agreements (FRAs)	–	(21)	–	–	–	–	–	(21)
Swaps	–	1,460	12	–	(2)	–	–	1,470
Options	9	(177)	(64)	–	–	–	–	(232)
Other products	–	–	–	–	–	577	–	577

Subtotal	2	1,262	(52)	–	(2)	577	–	1,787

Other sectors
Forward transactions	392	–	–	–	–	–	–	392
Future rate agreements (FRAs)	–	311	–	–	–	–	–	311
Swaps	41	2,553	409	–	40	–	–	3,043
Options	(69)	164	330	–	–	–	9	434
Other products	–	8	–	–	–	(18)	–	(10)

Subtotal	364	3,036	739	–	40	(18)	9	4,170

Subtotal	(40)	706	7	1	78	127	10	889

Total	(50)	708	(133)	6	69	127	10	737

Of which:
Asset Trading Derivatives	8,966	32,858	3,178	45	284	2,064	34	47,429

Liability Trading Derivatives	(9,016)	(32,150)	(3,311)	(39)	(215)	(1,937)	(24)	(46,692)

	Millions of Euros
Outstanding Financial Trading Derivatives 2010	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	–	2	6	–	–	–	–	8
Options	(3)	–	(348)	(11)	(7)	–	–	(369)
Other products	–	–	–	–	–	–	–	–

Subtotal	(3)	2	(342)	(11)	(7)	–	–	(361)

OTC markets
Credit institutions
Forward transactions	(96)	–	–	–	–	–	–	(96)
Future rate agreements (FRAs)	–	15	–	–	–	–	–	15
Swaps	(541)	(1,534)	(4)	2	28	–	–	(2,049)
Options	(97)	(786)	45	–	–	–	1	(837)
Other products	(1)	11	–	–	–	(175)	–	(165)

Subtotal	(735)	(2,294)	41	2	28	(175)	1	(3,132)

Other financial institutions
Forward transactions	54	–	–	–	–	–	–	54
Future rate agreements (FRAs)	–	4	–	–	–	–	–	4
Swaps	–	1,174	31	–	(5)	–	–	1,200
Options	(12)	(56)	(144)	–	–	–	–	(212)
Other products	–	–	–	–	–	319	–	319

Subtotal	42	1,122	(113)	–	(5)	319	–	1,365

Other sectors
Forward transactions	385	–	–	–	–	–	–	385
Future rate agreements (FRAs)	–	22	–	–	–	–	–	22
Swaps	18	1,628	145	–	(15)	–	–	1,776
Options	(41)	81	395	–	–	–	–	435
Other products	–	14	–	–	–	(5)	–	9

Subtotal	362	1,745	540	–	(15)	(5)	–	2,627

Subtotal	(331)	573	468	2	8	139	1	860

Total	(334)	575	126	(9)	1	139	1	499

Of which:
Asset Trading Derivatives	6,007	22,978	3,343	14	186	1,125	12	33,665

Liability Trading Derivatives	(6,341)	(22,404)	(3,216)	(23)	(185)	(986)	(11)	(33,166)

	Millions of Euros
Outstanding Financial Trading Derivatives 2009	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	–	2	7	–	–	–	–	9
Options	–	–	(143)	–	–	–	–	(143)
Other products	–	–	–	–	–	–	–	–

Subtotal	–	2	(136)	–	–	–	–	(134)

OTC markets
Credit institutions
Forward transactions	251	–	–	–	–	–	–	251
Future rate agreements (FRAs)	–	30	–	–	–	–	–	30
Swaps	(568)	(1,559)	(126)	2	18	–	–	(2,233)
Options	(3)	(243)	(536)	–	(6)	–	3	(785)
Other products	–	–	–	–	–	(66)	–	(66)

Subtotal	(320)	(1,772)	(662)	2	12	(66)	3	(2,803)

Other financial institutions
Forward transactions	28	–	–	–	–	–	–	28
Future rate agreements (FRAs)	–	(2)	–	–	–	–	–	(2)
Swaps	–	932	29	–	1	–	–	962
Options	(1)	(55)	(341)	–	–	–	–	(397)
Other products	–	–	–	–	–	345	–	345

Subtotal	27	875	(312)	–	1	345	–	936

Other sectors
Forward transactions	351	–	–	–	–	–	–	351
Future rate agreements (FRAs)	–	(1)	–	–	–	–	–	(1)
Swaps	7	1,383	44	–	(9)	–	–	1,425
Options	45	155	336	–	3	–	1	540
Other products	–	18	(3)	–	–	(51)	–	(36)

Subtotal	403	1,555	377	–	(6)	(51)	1	2,279

Subtotal	110	658	(597)	2	7	228	4	412

Total	110	660	(733)	2	7	228	4	278

Of which:
Asset Trading Derivatives	5,953	19,398	2,836	2	59	1,018	12	29,278

Liability Trading Derivatives	(5,843)	(18,738)	(3,569)	–	(52)	(790)	(8)	(29,000)

11. Other financial assets and liabilities at fair value through profit or loss

The breakdown of the balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other Financial Assets Designated at Fair Value through Profit or Loss. Breakdown by Type of Instruments	2011	2010	2009
ASSETS –
Debt securities	708	688	639
Unit-linked products	113	103	95
Other securities	595	585	544
Equity instruments	2,269	2,086	1,698
Unit-linked products	1,677	1,467	1,242
Other securities	592	619	456

Total	2,977	2,774	2,337

LIABILITIES –
Other financial liabilities	1,825	1,607	1,367
Unit-linked products	1,825	1,607	1,367

Total	1,825	1,607	1,367

12. Available-for-sale financial assets

12.1 Breakdown of the balance

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Available-for-Sale Financial Assets	2011	2010	2009
Debt securities	53,050	51,064	57,293
Impairment losses	(136)	(189)	(222)

Subtotal	52,914	50,875	57,071

Equity instruments	5,663	6,010	6,676
Impairment losses	(433)	(429)	(226)

Subtotal	5,230	5,581	6,450

Total	58,144	56,456	63,521

12.2 Debt securities

The breakdown of the balance under the heading “Debt securities”, broken down by the nature of the financial instruments, is as follows:

	Millions of Euros
Debt Securities Available-for-Sale 2011	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	20,597	58	(1,384)	19,271
Other debt securities	4,426	125	(300)	4,251
Issue by Central Banks	–	–	–	–
Issue by credit institutions	3,307	80	(247)	3,140
Issue by other issuers	1,119	45	(53)	1,111

Subtotal	25,023	183	(1,684)	23,522

Foreign Debt Securities
Mexico	4,815	176	–	4,991
Mexican Government and other government agency debt securities	4,742	164	–	4,906
Other debt securities	73	12	–	85
Issue by Central Banks	–	–	–	–
Issue by credit institutions	59	11	–	70
Issue by other issuers	14	1	–	15
The United States	7,355	243	(235)	7,363
Government securities	996	36	(12)	1,020
US Treasury and other US Government agencies	487	8	(12)	483
States and political subdivisions	509	28	–	537
Other debt securities	6,359	207	(223)	6,343
Issue by Central Banks	–	–	–	–
Issue by credit institutions	631	22	(36)	617
Issue by other issuers	5,728	185	(187)	5,726
Other countries	17,403	619	(984)	17,038
Other foreign governments and other government agency debt securities	11,617	345	(666)	11,296
Other debt securities	5,786	274	(318)	5,742
Issue by Central Banks	849	6	–	855
Issue by credit institutions	3,080	184	(266)	2,998
Issue by other issuers	1,857	84	(52)	1,889

Subtotal	29,573	1,038	(1,219)	29,392

Total	54,596	1,221	(2,903)	52,914

A significant part of the increase in “Other countries” is due primarily to the incorporation of the Garanti group into the consolidated BBVA Group.

	Millions of Euros
Debt Securities Available-for-Sale 2010	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	16,543	58	(1,264)	15,337
Other debt securities	5,386	49	(206)	5,229
Issue by Central Banks	–	–	–	–
Issue by credit institutions	4,222	24	(156)	4,090
Issue by other issuers	1,164	25	(50)	1,139

Subtotal	21,929	107	(1,470)	20,566

Foreign Debt Securities
Mexico	9,653	470	(17)	10,106
Mexican Government and other government agency debt securities	8,990	441	(14)	9,417
Other debt securities	663	29	(3)	689
Issue by Central Banks	–	–	–	–
Issue by credit institutions	553	28	(2)	579
Issue by other issuers	110	1	(1)	110
The United States	6,850	216	(234)	6,832
Government securities	767	13	(9)	771
US Treasury and other US Government agencies	580	6	(8)	578
States and political subdivisions	187	7	(1)	193
Other debt securities	6,083	203	(225)	6,061
Issue by Central Banks	–	–	–	–
Issue by credit institutions	2,981	83	(191)	2,873
Issue by other issuers	3,102	120	(34)	3,188
Other countries	13,606	394	(629)	13,371
Other foreign governments and other government agency debt securities	6,743	169	(371)	6,541
Other debt securities	6,863	225	(258)	6,830
Issue by Central Banks	944	1	–	945
Issue by credit institutions	4,431	177	(188)	4,420
Issue by other issuers	1,488	47	(70)	1,465

Subtotal	30,109	1,080	(880)	30,309

Total	52,038	1,187	(2,350)	50,875

The decrease in the balance under the heading “Debt securities” in 2010 is mainly due to the sale of securities and changes in the valuations of these portfolios.

	Millions of Euros
Debt Securities Available-for-Sale 2009	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	18,312	309	(70)	18,551
Other debt securities	6,265	178	(125)	6,318

Subtotal	24,577	487	(195)	24,869

Foreign Debt Securities
The United States	6,804	174	(173)	6,805
Government securities	628	11	(2)	637
US Treasury and other US Government agencies	414	4	(2)	416
States and political subdivisions	214	7	–	221
Other debt securities	6,176	163	(171)	6,168
Other countries	25,064	893	(560)	25,397
Other foreign governments and other government agency debt securities	17,058	697	(392)	17,363
Other debt securities	8,006	196	(168)	8,034

Subtotal	31,868	1,067	(733)	32,202

Total	56,445	1,554	(928)	57,071

As of December 31, 2011, the credit ratings of the issuers of debt securities in the available-for-sale portfolio are as follows:

Available for Sale financial assets Debt Securities by Rating	Fair Value (Millions of Euros)%
AAA	3,022	5.7%
AA+	5,742	10.9%
AA	1,242	2.3%
AA-	18,711	35.4%
A+	735	1.4%
A	2,320	4.4%
A-	949	1.8%
With rating BBB+ or below	14,212	26.9%
Without rating	5,981	11.3%

Total	52,914	100.0%

12.3 Equity instruments

The breakdown of the balance under the heading “Equity instruments” as of December 31, 2011, 2010 and 2009 is as follows:

	Millions of Euros
Equity Instruments Available-for-Sale 2011	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,802	468	(2)	4,268
Credit institutions	2	–	–	2
Other entities	3,800	468	(2)	4,266
Listed foreign company shares	361	5	(91)	275
United States	41	–	(12)	29
Mexico	–	–	–	–
Other countries	320	5	(79)	246

Subtotal	4,163	473	(93)	4,543

Unlisted equity instruments	–	–	–	–
Unlisted Spanish company shares	36	–	–	36
Credit institutions	1	–	–	1
Other entities	35	–	–	35
Unlisted foreign companies shares	638	13	–	651
United States	560	2	–	562
Mexico	1	–	–	1
Other countries	77	11	–	88

Subtotal	674	13	–	687

Total	4,837	486	(93)	5,230

	Millions of Euros
Equity Instruments Available-for-Sale 2010	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,378	1,212	(7)	4,583
Credit institutions	3	–	–	3
Other entities	3,375	1,212	(7)	4,580
Listed foreign company shares	270	8	(25)	253
United States	12	1	–	13
Other countries	258	7	(25)	240

Subtotal	3,648	1,220	(32)	4,836

Unlisted equity instruments
Unlisted Spanish company shares	25	–	–	25
Credit institutions	1	–	–	1
Other entities	24	–	–	24
Unlisted foreign companies shares	657	63	–	720
United States	594	55	–	649
Other countries	63	8	–	71

Subtotal	682	63	–	745

Total	4,330	1,283	(32)	5,581

	Millions of Euros
Equity Instruments Available-for-Sale 2009	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,657	1,738	(12)	5,383
Credit institutions	–	–	–	–
Other entities	3,657	1,738	(12)	5,383
Listed foreign company shares	266	12	(28)	250
United States	16	–	(8)	8
Other countries	250	12	(20)	242

Subtotal	3,923	1,750	(40)	5,633

Unlisted equity instruments
Unlisted Spanish company shares	26	–	–	26
Credit institutions	1	–	–	1
Other entities	25	–	–	25
Unlisted foreign companies shares	682	109	–	791
United States	625	104	–	729
Other countries	57	5	–	62

Subtotal	708	109	–	817

Total	4,631	1,859	(40)	6,450

12.4 Gains/losses

The changes in the gains/losses, net of taxes, recognized under the equity heading “Valuation adjustments – Available-for-sale financial assets” in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Changes in Valuation Adjustments – Available-for-Sale Financial Assets	2011	2010	2009
Balance at the beginning	333	1,951	931

Valuation gains and losses	(1,349)	(1,952)	1,520
Income tax	264	540	(483)
Amounts transferred to income	70	(206)	(18)

Balance at the end	(682)	333	1,951

Of which:

Debt securities	(1,027)	(746)	456
Equity instruments	345	1,079	1,495

The losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” in the consolidated income statement for 2011 correspond mainly to Spanish government debt securities.

Of the losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” and originating in debt securities, some 38.9% were generated over more than twelve months. However, no impairment has been estimated, as following an analysis of these unrealized losses it can be concluded that they were temporary, because: the interest payment dates of all the fixed-income securities have been satisfied; and because there is no evidence that the issuer will not continue to comply with his payment obligations, nor that future payments of both principal and interests will not be sufficient to recover the cost of the debt securities.

The losses recognized under the heading “Impairment losses on financial assets (net) – Available-for-sale financial assets” in the accompanying consolidated income statement amounted to €25, €155 and €277 million for the years 2011, 2010 and 2009, respectively (see Note 49).

13. Loans and receivables

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Receivables	Notes	2011	2010	2009
Loans and advances to credit institutions	13.1	26,107	23,637	22,239
Loans and advances to customers	13.2	351,900	338,857	323,442
Debt securities	13.3	3,069	2,213	436

Total		381,076	364,707	346,117

13.1 Loans and advances to credit institutions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Advances to Credit Institutions	Notes	2011	2010	2009
Reciprocal accounts		78	168	226
Deposits with agreed maturity		8,389	7,307	8,301
Demand deposits		2,731	2,008	2,091
Other accounts		9,026	6,299	6,125
Reverse repurchase agreements	37	5,788	7,822	5,457

Total gross	7.1.1	26,012	23,604	22,200

Valuation adjustments		95	34	39
Impairment losses	7.1.8	(47)	(67)	(68)
Accrued interests and fees		143	101	110
Hedging derivatives and others		(1)	(1)	(3)

Total net		26,107	23,637	22,239

13.2 Loans and advances to customers

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Advances to Customers	Notes	2011	2010	2009
Mortage secured loans		130,703	132,630	127,957
Other secured loans		29,353	18,155	20,917
Other loans (*)		118,650	102,001	98,238
Credit accounts		14,980	23,705	19,683
Commercial credit		13,152	21,229	24,031
Receivable on demand and other		13,070	11,172	8,155
Credit cards		10,179	8,074	7,098
Finance leases		8,127	8,141	8,222
Reverse repurchase agreements	37	4,827	4,760	987
Financial paper		1,166	1,982	602
Impaired assets	7.1.7	15,647	15,361	15,198

Total gross	7.1.	359,855	347,210	331,087

Valuation adjustments		(7,954)	(8,353)	(7,634)
Impairment losses	7.1.8	(9,410)	(9,396)	(8,720)
Accrued interests and fees		453	195	320
Hedging derivatives and others		1,003	848	756

Total net		351,901	338,857	323,442

(*)	Includes principally our customers’ commercial and consumer loans

As of December 31, 2011, 31% of “Loans and advances to customers” with a maturity greater than one year were concluded with fixed-interest rates and 69% with variable interest.

“Loans and advances to customers” includes finance lease arrangements provided by various entities in the Group for their customers to finance the purchase of assets, including movable and immovable property. The breakdown of the finance leases as of December 31, 2011, 2010 and 2009 is as follows:

	Millions of Euros
Financial Lease Arrangements	2011	2010	2009
Movable property	4,876	4,748	4,963
Real Estate	3,251	3,393	3,259
Fixed rate	58%	42%	38%
Floating rate	42%	58%	62%

The heading “Loans and receivables – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain mortgage loans that, as mentioned in Note 35 and pursuant to the Mortgage Market Act, are considered a suitable guarantee for the issue of long-term mortgage covered bonds. This heading also includes some loans that have been securitized and not derecognized from the consolidated balance sheets (see Note 2.2.2).

The amounts recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are as follows:

	Millions of Euros
Securitized Loans	2011	2010	2009
Securitized mortgage assets	33,163	31,884	33,786
Other securitized assets	7,004	10,563	10,597
Commercial and industrial loans	3,344	6,263	4,356
Finance leases	594	771	1,380
Loans to individuals	2,942	3,403	4,536
Rest	124	126	325

Total	40,168	42,447	44,383

Of which:
Liabilities associated to assets retained on the balance sheet (*)	7,510	8,846	9,012

(*)	These liabilities are recognized under “Financial liabilities at amortized cost – Debt securities” in the accompanying consolidated balance sheets (Note 3.2 and 23).

Other securitized loans were derecognized from the accompanying consolidated balance sheets, as the Group did not retain any attendant risks or benefits, as specified below:

	Millions of Euros
Derecognized Securitized Loans	2011	2010	2009
Securitized mortgage assets	7	24	116
Other securitized assets	128	176	276

Total	135	200	392

13.3 Debt securities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Debt securities	Notes	2011	2010	2009
Government		2,128	2,040	342
Credit institutions		631	6	4
Other sectors		322	177	108

Total gross	7.1	3,081	2,223	453

Valuation adjustments	7.1.8	(12)	(10)	(17)

Total net		3,069	2,213	436

14. Held-to-maturity investments

The breakdown of the balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Held-to-Maturity Investments 2011	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	6,520	1	(461)	6,060
Other domestic debt securities	853	–	(65)	788
Issue by credit institutions	255	–	(11)	244
Issue by other issuers	598	–	(54)	544

Subtotal	7,373	1	(526)	6,848

Foreign Debt Securities

Government and other government agency debt securities	3,376	9	(236)	3,149

Other debt securities	206	3	(16)	193

Subtotal	3,582	12	(252)	3,342

Total	10,955	13	(778)	10,190

	Millions of Euros
Held-to-Maturity Investments 2010	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	6,611	2	(671)	5,942
Other domestic debt securities	892	–	(63)	829
Issue by credit institutions	290	–	(13)	277
Issue by other issuers	602	–	(50)	552

Subtotal	7,503	2	(734)	6,771

Foreign Debt Securities

Government and other government agency debt securities	2,181	10	(20)	2,171

Issue by credit institutions	262	6	(21)	247

Subtotal	2,443	16	(41)	2,418

Total	9,946	18	(775)	9,189

	Millions of Euros
Held-to-Maturity Investments 2009	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	1,674	21	(13)	1,682
Other domestic debt securities	952	8	(18)	942

Subtotal	2,626	29	(31)	2,624

Foreign Debt Securities

Government and other government agency debt securities	2,399	64	(7)	2,456

Other debt securities	412	7	(6)	413

Subtotal	2,811	71	(13)	2,869

Total	5,437	100	(44)	5,493

The foreign securities held by the Group as of December 31, 2011, 2010 and 2009 as held-to-maturity investments portfolio correspond basically to European issuers.

After analyzing the unrealized losses, it was decided that, with the exception of those recognized for Greece’s sovereign debt, the rest were temporary, as the interest payment dates of all the securities have been satisfied; and because there is no evidence that the issuer will not continue to comply with the payment obligations, nor that future payments of both principal and interests will not be sufficient to recover the cost of the debt securities.

The following is a summary of the gross changes in 2011, 2010 and 2009 under this heading in the accompanying consolidated balance sheets:

		Millions of Euros
Held-to-Maturity Investments Changes on the Period	Notes	2011	2010	2009
Balance at the beginning		9,947	5,438	5,285

Acquisitions		–	4,969	426
Reclassifications		1,817	–	–
Redemptions and others		(808)	(460)	(273)

Balance at the end		10,956	9,947	5,438

Impairment	7.1.8	(1)	(1)	(1)

Total		10,955	9,946	5,437

In the third quarter of 2011, some debt securities amounting to €1,817 million were reclassified from “Available-for-sale financial assets” to “Held-to-maturity investments”, as the intention of the Group had changed with respect to some of the sovereign debt securities due to the current market situation (see Note 7.1.5.).

Information about the fair value and carrying amounts of these reclassified financial assets is given here:

	Millions of Euros
	As of Reclassification date		As of December 31, 2011
Debt Securities reclassified to “Held to Maturity Investments”	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Italy sovereign debt	1,739	1,739	1,749	1,645
Greece sovereign debt	56	56	63	28
Portugal sovereign debt	22	22	23	22

Total	1,817	1,817	1,835	1,695

The changes in fair value recognized in “Total Equity – Valuation adjustments”, for the reclassified financial assets are as follows:

	Millions of Euros
Change in Fair Value Recognised	From January 01, 2011 to reclassification	2010
Italy sovereign debt	(11)	(69)
Greece sovereign debt	(13)	(30)
Portugal sovereign debt	(1)	(2)

Total	(25)	(101)

The following table presents the amount recognized in the 2011 income statement from the valuation at amortized cost of the reclassified financial assets, as well as the impact recognized on the income statement and under the heading “Total Equity – Valuation adjustments”, as of December 31, 2011, if the reclassification was not performed.

	Millions of Euros
	Recognized in	Effect of not Reclassifying
Effect on Income Statement and Other Comprehensive Income	Income Statement	Income Statement	Equity “Valuation Adjustments”
Greece sovereign debt	(6)	–	(92)
Greece sovereign debt (*)	(64)	(63)	(29)
Portugal sovereign debt	(1)	–	–

Total	(71)	(63)	(121)

(*)	Includes the impact on income statement for the impairment recognized after the reclassification

With respect to these reclassified values, the undiscounted future cash flows that, at the date of reclassification, were expected to be recovered, are indicated below:

		Millions of Euros
		Estimated Cash Flows (Millions of Euros)
Debt Securities reclassified to “Held to Maturity Investments”	Effective Interest Rate %	Reclassified Amount	Amortised Cost Valuation
Italy sovereign debt	3.79	1,739	61
Greece sovereign debt	2.12	56	69
Portugal sovereign debt	3.34	22	3

Total	2.91	1,817	133

15. Hedging derivatives (receivable and payable) and Fair-value changes of the hedged items in portfolio hedges of interest-rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Hedging derivatives and Fair value changes of the hedged items in portfolio hedges of interest rate risk	2011	2010	2009
ASSETS –
Fair value changes of the hedged items in portfolio hedges of interest rate risk	146	40	–
Hedging derivatives	4,552	3,563	3,595

LIABILITIES –
Fair value changes of the hedged items in portfolio hedges of interest rate risk	–	(2)	–
Hedging derivatives	2,710	1,664	1,308

As of December 31, 2011, 2010 and 2009, the main positions hedged by the Group and the derivatives assigned to hedge those positions were:

•	Fair value hedge:

•	Available-for-sale fixed-interest debt securities: This risk is hedged using interest-rate derivatives (fixed-variable swaps).

•	Long-term fixed-interest debt securities issued by the Group: This risk is hedged using interest-rate derivatives (fixed-variable swaps).

•	Available-for-sale equity instruments: This risk is hedged using equity swaps.

•	Fixed-interest loans: This risk is hedged using interest-rate derivatives (fixed-variable swaps).

•

Fixed-interest deposit portfolio hedges: This risk is hedged using fixed-variable swaps and interest-rate options. The valuation of the deposit hedges corresponding to interest-rate risk is recognized under the heading “Changes in the fair value of the hedged items in the portfolio hedges of interest-rate risk.”

•	Cash-flow hedges: Most of the hedged items are floating interest-rate loans. This risk is hedged using foreign-exchange and interest-rate swaps.

•

Net foreign-currency investment hedges: The risks hedged are foreign-currency investments in the Group’s subsidiaries based abroad. This risk is hedged mainly with foreign-exchange options and forward currency purchases.

Note 7 analyzes the Group’s main risks that are hedged using these financial instruments.

The details by hedged risk of the fair value of the hedging derivatives recognized in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type 2011	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
OTC markets
Credit institutions
Fair value hedge	–	1,679	27	3	1,709
Of which: Macro hedge	–	(331)	–	–	(331)
Cash flow hedge	(45)	89	–	–	44
Net investment in a foreign operation hedge	(2)	–	–	–	(2)

Subtotal	(47)	1,767	27	3	1,751

Other financial Institutions
Fair value hedge	–	93	–	–	93
Of which: Macro hedge	–	(41)	–	–	(41)
Cash flow hedge	(2)	–	–	–	(2)
Net investment in a foreign operation hedge	–	–	–	–	–

Subtotal	(2)	93	–	–	91

Other sectors
Fair value hedge	–	17	(1)	–	16
Of which: Macro hedge	–	(6)	–	–	(6)
Cash flow hedge	–	(16)	–	–	(16)
Net investment in a foreign operation hedge	–	–	–	–	–

Subtotal	–	1	(1)	–	–

Total	(49)	1,861	26	3	1,842

Of which:
Asset Hedging Derivatives	34	4,474	41	3	4,552

Liability Hedging Derivatives	(83)	(2,612)	(15)	–	(2,710)

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type 2010	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
OTC markets
Credit institutions
Fair value hedge	–	1,645	7	3	1,655
Of which: Macro hedge	–	(282)	–	–	(282)
Cash flow hedge	(4)	160	–	–	156
Net investment in a foreign operation hedge	3	(6)	–	–	(3)

Subtotal	(1)	1,799	7	3	1,808

Other financial Institutions
Fair value hedge	–	109	5	–	114
Of which: Macro hedge	–	(20)	–	–	(20)
Cash flow hedge	–	(1)	–	–	(1)
Net investment in a foreign operation hedge	–	–	–	–	–

Subtotal	–	108	5	–	113

Other sectors
Fair value hedge	–	(12)	–	–	(12)
Of which: Macro hedge	–	(2)	–	–	(2)
Cash flow hedge	–	(10)	–	–	(10)
Net investment in a foreign operation hedge	–	–	–	–	–

Subtotal	–	(22)	–	–	(22)

Total	(1)	1,885	12	3	1,899

Of which:
Asset Hedging Derivatives	14	3,486	60	3	3,563

Liability Hedging Derivatives	(15)	(1,601)	(48)	–	(1,664)

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type 2009	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
OTC markets
Credit institutions
Fair value hedge	–	1,985	(32)	–	1,953
Cash flow hedge	17	258	(4)	(4)	267
Net investment in a foreign operation hedge	1	(27)	–	–	(26)

Subtotal	18	2,216	(36)	(4)	2,194

Other financial Institutions
Fair value hedge	–	123	(21)	–	102

Subtotal	–	123	(21)	–	102

Other sectors
Fair value hedge	–	(9)	–	–	(9)

Subtotal	–	(9)	–	–	(9)

Total	18	2,330	(57)	(4)	2,287

Of which:
Asset Hedging Derivatives	22	3,492	81	–	3,595

Liability Hedging Derivatives	(4)	(1,162)	(138)	(4)	(1,308)

The cash flows forecasts for the coming years for cash flow hedging recognized on the accompanying consolidated balance sheet as of December 31, 2011 are:

	Millions of Euros
Cash Flows of Hedging Instruments	3 Months or Less	From 3 Months to 1 Year	From 1 to 5 Years	More than 5 Years	Total
Receivable cash inflows	54	157	591	1,304	2,106
Payable cash outflows	54	144	556	1,733	2,487

The cash flows indicated above will impact the consolidated income statements until 2055. The amounts previously recognized in equity from cash flow hedge that were removed from equity and included in consolidated income statement in the heading “Gains or losses of financial assets and liabilities (net)” or in the heading “Exchange differences (net)” during the years 2011, 2010 and 2009 reached €32 million, €34 million and €11 million, respectively.

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test in 2011, 2010 and 2009 was not significant.

16. Non-current assets held for sale and liabilities associated with non-current assets held for sale

The composition of the balance under the heading “Non-current assets held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

	Millions of Euros
Non-Current Assets Held-for-Sale Breakdown by type of Asset	2011	2010	2009
From:
Property, plants and equipment	195	252	397
Buildings for own use	130	188	313
Operating leases	65	64	84
Foreclosures and recoveries	2,191	1,513	861
Foreclosures	2,048	1,427	795
Recoveries from financial leases	143	86	66
Accrued amortization (*)	(60)	(79)	(41)
Impairment losses	(236)	(157)	(167)

Total	2,090	1,529	1,050

(*)	Until classified as non-current assets held for sale

As of December 31, 2011, 2010 and 2009, there were no liabilities associated with non-current assets held for sale.

The changes in the balances under this heading in 2011, 2010 and 2009 are as follows:

	Millions of Euros
2011	Foreclosed	Recovered Assets from Operating Lease	From Own Use Assets (*)	Total
Cost –
Balance at the beginning	1,427	86	173	1,686
Additions	1,326	91	99	1,516
Contributions from merger transactions	17	3	–	19
Retirements	(670)	(31)	(140)	(841)
Transfers	(53)	29	(32)	(55)

Balance at the end	2,048	178	100	2,325

Impairment –
Balance at the beginning	122	16	20	157
Additions	384	21	4	408
Retirements	(90)	(5)	(1)	(97)
Transfers	(229)	–	(5)	(233)

Balance at the end	187	32	17	236

Total	1,861	146	83	2,090

(*)	Until classified as non-current assets held for sale

	Millions of Euros
2010	Foreclosed	Recovered Assets from Operating Lease	From Own Use Assets (*)	Total
Cost –
Balance at the beginning	748	64	406	1,217
Additions	1,407	106	–	1,513
Contributions from merger transactions	–	–	–	–
Retirements	(671)	(64)	(282)	(1,017)
Transfers	(56)	(19)	49	(27)

Balance at the end	1,427	86	173	1,686

Impairment –
Balance at the beginning	124	10	33	167
Additions	198	11	12	221
Retirements	(32)	(3)	(9)	(44)
Transfers	(169)	(2)	(16)	(188)

Balance at the end	122	16	20	157

Total	1,306	70	153	1,529

(*)	Until classified as non-current assets held for sale

	Millions of Euros
2009	Foreclosed	Recovered Assets from Operating Lease	From Own Use Assets (*)	Total
Cost –
Balance at the beginning	364	27	116	506
Additions	701	100	117	919
Contributions from merger transactions	–	–	–	–
Retirements	(245)	(79)	(456)	(780)
Transfers	(74)	15	629	572

Balance at the end	746	63	406	1,217

Impairment –
Balance at the beginning	49	7	6	62
Additions	105	12	17	134
Retirements	(3)	(2)	(2)	(7)
Transfers	(8)	–	(14)	(22)

Balance at the end	143	17	7	167

Total	603	47	399	1,050

(*)	Until classified as non-current assets held for sale

16.1 From tangible assets for own use

The most significant changes in the balance under the heading “Non-current assets held for sale – From tangible assets for own use”, in 2011, 2010 and 2009, were a result of the following operations:

In 2009, 1,150 properties (offices and other singular buildings) belonging to the Group in Spain were reclassified to this heading at a carrying amount of €426 million; as of December 31, 2008, they were recorded under the heading “Tangible assets – Property, plants and equipment – For own use” of the consolidated balance sheets (see Note 19). A sales plan has been established for these properties.

In 2011, 2010 and 2009, the Bank sold 4, 164 and 971, properties in Spain, to investors not related to the BBVA Group for a total price of €79, €404 and €1,263 million, respectively; at market prices and without making funds available to the buyers to pay the price of these transactions.

At the same time, the Bank signed long-term operating leases with the buyers of the properties, 10, 15, 20, 25 and 30 years, which were renewable under certain conditions. The amount of the annual initial income from the properties under these operating leases reached €122 million, though this income is updated annually based on the conditions established in said contracts.

In 2011, 2010 and 2009, the amounts registered under this item in the accompanying consolidated income statements under this heading were €138, €113 and €31 million, respectively (see Note 46.2).

In the sales agreements for said properties, purchase options on behalf of the Bank were included upon the termination of the respective operating lease contracts; the exercise price of the option will be determined by an independent expert on a case-by-case basis. As a result, the Bank considered these sales as firm sales and registered the profits for this item under market conditions of €67, €273 and €914 million, under the headings “Gains (losses) in non-current assets held for sale not classified as discontinued operations” in the accompanying consolidated income statements for 2011, 2010 and 2009 (see Note 52).

The current value of the future minimum payments the Bank will incur in the effective period of the operating lease contracts, as of December 31, 2011, is €112 million in 1 year, €364 million between 2 and 5 years and €652 million in more than 5 years.

16.2 From foreclosures or recoveries

As of December 31, 2011, 2010 and 2009, the balance under the heading “Non-current assets held for sale – Foreclosures or recoveries” was made up of €1,703, €1,105 and €441 million of assets for residential use, €290, €214 and €209 million of assets for tertiary use (industrial, commercial or offices) and €14, €10 and €27 million of assets for agricultural use, respectively.

As of December 31, 2011, 2010 and 2009, mean maturity of the assets through foreclosures or recoveries was less than 2 years.

In 2011, 2010 and 2009, some of the sales operations of these assets were financed by Group entities. The amount of the loans granted to the buyers of these assets over 2011, 2010 and 2009 was €163, €193 and €40 million, respectively, with a mean percentage financed of 93%, 90% and 90%, respectively, of the price of sale.

As of December 31, 2011, 2010 and 2009, the amount of gains from the sale of assets financed by Group entities (and, therefore, are not recognized consolidated income statements), reached €30, €32 and €32 million, respectively.

17. Investments in entities accounted for using the equity method

The breakdown of the balances of “Investments in entities accounted for using the equity method” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	2011	2010	2009
Associate entities	5,567	4,247	2,614
Jointly controlled entities	276	300	308

Total	5,843	4,547	2,922

17.1 Associates

The following table shows the carrying amount of the most significant of the Group’s investments in associates:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	2011	2010	2009
Grupo CITIC (*)	5,387	4,022	2,296
Tubos Reunidos, S.A. (**)	51	51	52
BBVA Elcano Empresarial II, S.C.R.R.S., S.A.	23	37	49
BBVA Elcano Empresarial, S.C.R.R.S., S.A.	23	37	49
Occidental Hoteles Management, S.L. (***)	–	–	84
Rest of associate	83	100	84

Total	5,567	4,247	2,614

(*)	The goodwil amounted to €1,696 million as of December 31 2011
(**)	Company that quoted in Madrid’s stock exchange market.
(***)	Since November 2010 the company had been accounted from associated to jointly controlled entities.

Appendix IV shows the details of the associates as of December 31, 2011.

The following is a summary of the gross changes in 2011, 2010 and 2009 under this heading in the accompanying consolidated balance sheets:

	Millions of Euros
Associates Entities. Changes in the Year Breakdown of Goodwill	2011	2010	2009
Balance at the beginning	4,247	2,614	894

Acquisitions and capital increases (*)	425	1,210	53
Disposals	(20)	(9)	(2)
Transfers and others (**)	915	432	1,669

Balance at the end	5,567	4,247	2,614

Of which:
Goodwill	1,700	1,574	844

CITIC Group	1,696	1,570	841
Rest	4	4	3

(*)

The change of 2011 correspond basically to the capital increase on CNCB at which the Group attended to maintain their percentage of participation, with a payment of €425 million. The change of 2010 correspond basically to the acquisition of 4.93% of CNCB formalized in April 2010.

(**)

The changes of 2011 and 2010 correspond principally to the good and recurrent results in CNCB together with the positive evolution of the exchange rates. The change of 2009 correspond to the reclassification from the heading “Available-for-sale financial assets” of CNCB.

Agreement with the CITIC Group –

The BBVA Group’s investment in the CITIC Group includes the investment in Citic International Financial Holdings Limited (“CIFH”) and China National Citic Bank (“CNCB”). As of December 31, 2011, BBVA had a 29.68% holding in CIFH and 15% in CNCB.

As of December 31, 2011, the BBVA Group maintained several agreements with the CITIC Group that were strategic for both: for BBVA, as financial activity could be developed in continental China through this alliance and, for CNCB, as it allows CITIC to develop its international business. The BBVA Group has the status of “sole strategic investor” in CNCB.

17.2 Investments in jointly-controlled entities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Jointly Controlled Entities	2011	2010	2009
Corporación IBV Participaciones Empresariales S.A.	78	71	157
Occidental Hoteles Management, S.L.	68	88	–
Fideicomiso F/403853-5 BBVA Bancomer SºS ZIBAT	20	22	20
I+D Mexico, S.A.	16	22	15
Fideicomiso Hares BBVA Bancomer F/47997-2 (*)	–	–	15
Fideicomiso F/70413 Mirasierra	12	14	12
Fideicomiso F/402770-2 Alamar	10	11	10
Fideicomiso F/403112-6 Dos lagos	10	11	9
Altitude Software SGPS, S.A.	10	10	9
Las Pedrazas Golf, S.L.	7	10	–

Rest	45	41	61

Total	276	300	308

Of which
Goodwill	9	9	5

(*)	Since august 2010 the company had been accounted from jointly controlled entities to fully consolidated subsidiary.

If the jointly-controlled entities accounted for using equity method had been accounted for by the proportionate method, the effect on the Group’s main consolidated figures as of December 31, 2011, 2010 and 2009 would have been as follows:

	Millions of Euros
Jointly Controlled Entities. Effect on the Group’s main figures	2011	2010	2009
Assets	1,025	1,062	863
Liabilities	703	313	469
Net operating income	28	15	(12)

Details of the jointly-controlled entities consolidated using the equity method as of December 31, 2011 are shown in Appendix IV.

17.3 Associates and jointly-controlled entities accounted for by the equity method

The following table provides relevant information of the balance sheet and income statement of associates and jointly-controlled entities accounted for using the equity method as of December 31, 2011, 2010 and 2009, respectively (see Appendix IV).

	Millions of Euros
Associates and Jointly Controlles Entities	2011 (*)		2010 (*)		2009 (*)
Financial Main figures	Associates	Jointly Controlled Entities	Associates	Jointly Controlled Entities	Associates	Jointly Controlled Entities
Current Assets	28,789	249	19,979	279	10,611	347
Non-current Assets	18,598	694	17,911	780	8,463	514
Current Liabilities	39,326	152	32,314	179	10,356	108
Non-current Liabilities	8,061	790	5,576	879	8,719	754
Net sales	1,121	158	855	168	605	84
Operating Income	575	28	450	15	244	(12)
Net Income	424	(5)	339	1	166	(14)

(*)	Dates of the company’s financial statements updated at the most recent available information.
Information applying the corresponding ownership and without the corresponding standardization and consolidation adjustments.

17.4 Notifications about acquisition of holdings

Appendix V provides notifications on acquisitions and disposals of holdings in associates or jointly-controlled entities, in compliance with Article 155 of the Corporations Act and Article 53 of the Securities Market Act 24/1988.

17.5 Impairment

No impairment losses on the goodwill of jointly-controlled entities and associated were recognized in 2011 or 2010.

In 2009, €3 million in impairment losses on the goodwill of jointly-controlled entities were recognized, of which most are related to Econta Gestión Integral, S.L.

18. Reinsurance assets

This heading in the accompanying consolidated balance sheets reflects the amounts receivable by consolidated entities from reinsurance contracts with third parties.

	Millions of Euros
Reinsurance Asset	2011	2010	2009
Reinsurance assets	26	28	29

19. Tangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
	For Own Use			Total Tangible Asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2011	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Cost –
Balance at the beginning	3,406	215	5,455	9,075	1,841	1,015	11,931

Additions	134	247	533	914	98	301	1,314
Retirements	(38)	(36)	(157)	(231)	(15)	(72)	(318)
Acquisition of subsidiaries in the year	187	3	176	367	14	97	477
Disposal of entities in the year	–	–	–	–	–	–	–
Transfers	59	(73)	(17)	(31)	–	(206)	(237)
Exchange difference and other	(8)	(3)	162	150	(26)	64	188

Balance at the end	3,740	353	6,152	10,244	1,911	1,199	13,355

Accrued depreciation –
Balance at the beginning	889	–	3,747	4,636	66	272	4,974

Additions (Note 47)	96	–	399	495	10	8	512
Retirements	(13)	–	(126)	(139)	(1)	(40)	(180)
Acquisition of subsidiaries in the year	31	–	128	159	–	13	172
Disposal of entities in the year	–	–	–	–	–	–	–
Transfers	3	–	(18)	(15)	–	(105)	(121)
Exchange difference and other	31	–	119	150	(27)	206	329

Balance at the end	1,037	–	4,248	5,285	49	353	5,687

Impairment –
Balance at the beginning	31	–	–	31	206	19	256

Additions	5	–	3	8	73	–	80
Retirements	(1)	–	(4)	(5)	(1)	(8)	(13)
Acquisition of subsidiaries in the year	8	–	–	8	1	–	9
Exchange difference and other	–	–	12	12	(7)	–	6

Balance at the end	43	–	12	54	272	11	338

Net tangible assets –
Balance at the beginning	2,486	215	1,708	4,408	1,569	724	6,701

Balance at the end	2,660	353	1,892	4,905	1,590	835	7,330

	Millions of Euros
	For Own Use			Total Tangible Asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2010	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Cost –
Balance at the beginning	2,734	435	5,599	8,768	1,803	989	11,560

Additions	194	179	357	730	66	245	1,041
Retirements	(49)	(45)	(156)	(250)	(8)	(2)	(260)
Acquisition of subsidiaries in the year	–	–	–	–	–	–	–
Disposal of entities in the year	–	–	–	–	–	–	–
Transfers	387	(335)	(81)	(29)	32	(221)	(218)
Exchange difference and other	140	(19)	(264)	(144)	(52)	4	(192)

Balance at the end	3,406	215	5,455	9,075	1,841	1,015	11,931

Accrued depreciation –
Balance at the beginning	750	–	3,818	4,568	53	265	4,886

Additions (Note 47)	86	–	362	448	15	7	470
Retirements	(6)	–	(142)	(148)	(1)	(1)	(150)
Acquisition of subsidiaries in the year	–	–	–	–	–	–	–
Disposal of entities in the year	–	–	–	–	–	–	–
Transfers	27	–	(47)	(20)	(1)	(110)	(131)
Exchange difference and other	32	–	(244)	(212)	–	111	(101)

Balance at the end	889	–	3,747	4,636	66	272	4,974

Impairment –
Balance at the beginning	15	–	4	19	116	32	167

Additions	8	–	1	9	83	–	92
Retirements	(2)	–	(5)	(7)	–	(14)	(21)
Acquisition of subsidiaries in the year	–	–	–	–	–	–	–
Exchange difference and other	10	–	–	10	7	1	18

Balance at the end	31	–	–	31	206	19	256

Net tangible assets –
Balance at the beginning	1,969	435	1,777	4,182	1,634	691	6,507

Balance at the end	2,486	215	1,708	4,408	1,569	724	6,701

	Millions of Euros
	For Own Use			Total tangible asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2009	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Cost –
Balance at the beginning	3,030	422	4,866	8,318	1,786	996	11,100

Additions	120	102	437	659	74	210	943
Retirements	(22)	(73)	(661)	(756)	(35)	(2)	(793)
Acquisition of subsidiaries in the year	–	–	–	–	–	–	–
Disposal of entities in the year	–	–	–	–	–	–	–
Transfers	(747)	(16)	(23)	(786)	(11)	(212)	(1,009)
Exchange difference and other	353	–	980	1,333	(11)	(3)	1,319

Balance at the end	2,734	435	5,599	8,768	1,803	989	11,560

Accrued depreciation –
Balance at the beginning	729	–	3,128	3,857	45	259	4,161

Additions (Note 47)	66	–	349	415	11	8	434
Retirements	(15)	–	(511)	(526)	–	(1)	(527)
Acquisition of subsidiaries in the year	–	–	–	–	–	–	–
Disposal of entities in the year	–	–	–	–	–	–	–
Transfers	(253)	–	(15)	(268)	(2)	(103)	(373)
Exchange difference and other	223	–	867	1,090	(1)	102	1,191

Balance at the end	750	–	3,818	4,568	53	265	4,886

Impairment –
Balance at the beginning	16	–	3	19	8	5	32

Additions	7	–	17	24	93	38	155
Retirements	(2)	–	(17)	(19)	(1)	–	(20)
Acquisition of subsidiaries in the year	–	–	–	–	–	–	–
Exchange difference and other	(6)	–	1	(5)	16	(11)	–

Balance at the end	15	–	4	19	116	32	167

Net tangible assets –
Balance at the beginning	2,285	422	1,735	4,442	1,734	732	6,908

Balance at the end	1,969	435	1,777	4,182	1,634	691	6,507

The reduction in the balance under the heading “Tangible assets – For own use – Land and buildings” in 2009 is mainly the result of the transfer of some properties owned by the Bank in Spain to the heading “Non-current assets held for sale”, as mentioned in Note 16.

As of December 31, 2011, 2010 and 2009, the totally amortized intangible assets still in use amounted to €1,572, €480 and €1,583 million, respectively.

The main activity of the Group is carried out through a network of bank branches located geographically as shown in the following table:

	Number of Branches
Bank Branches by Geographical Location	2011	2010	2009
Spain	3,016	3,024	3,055
Mexico	1,999	1,985	1,987
South America	1,567	1,456	1,495
The United States	746	752	785
Rest of the world (*)	129	144	144

Total	7,457	7,361	7,466

(*)	Garanti branches are not included

The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish or foreign entities as of December 31, 2011, 2010 and 2009:

	Millions of Euros
Tangible Assets by Spanish and Foreign Subsidiaries Net Assets Values	2011	2010	2009
Foreign subsidiaries	3,301	2,741	2,473
BBVA and Spanish subsidiaries	4,029	3,960	4,034

Total	7,330	6,701	6,507

The amount of tangible assets under financial lease schemes on which it is expected to exercise the purchase option was insignificant as of December 31, 2011, 2010 and 2009.

20. Intangible assets

20.1 Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating units (“CGU”) that originated them, is as follows:

	Millions of Euros
‘Goodwill. Breakdown by CGU and Changes of the year 2011	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End
The United States	5,773	–	79	(1,444)	1	4,409
Turkey	–	1,384	(122)	–	–	1,262
Mexico	678	11	(57)	–	–	632
Colombia	236	–	4	–	–	240
Chile	202	–	(14)	–	–	188
Rest	60	7	–	–	–	67

Total	6,949	1,402	(110)	(1,444)	1	6,798

	Millions of Euros
‘Goodwill. Breakdown by CGU and Changes of the year 2010	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End
The United States	5,357	–	418	–	(2)	5,773
Mexico	593	–	85	–	–	678
Colombia	205	–	31	–	–	236
Chile	173	–	29	–	–	202
Rest	68	1	1	(13)	3	60

Total	6,396	1	564	(13)	1	6,949

	Millions of Euros
‘Goodwill. Breakdown by CGU and Changes of the year 2009	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End
The United States	6,676	–	(226)	(1,097)	4	5,357
Mexico	588	–	9	–	(4)	593
Colombia	193	–	12	–	–	205
Chile	143	–	30	–	–	173
Rest	59	–	–	–	9	68

Total	7,659	–	(175)	(1,097)	9	6,396

United States –

The most significant goodwill of the Group corresponds to the CGU of the United States (including Puerto Rico) and is equal to its value in use. This is calculated as the discounted value of the cash flow projections that the Group’s Management estimates based on the latest budgets available for the next five years.

As of December 31, 2011, the Group used a sustainable growth rate of 4.0%, (4.2% and 4.3% as of December 31, 2010 and 2009, respectively) to extrapolate the cash flows in perpetuity which was based on the US real GDP growth rate. The rate used to discount the cash flows is the cost of capital assigned to the CGU, and stood at 11.4% as of December 31, 2011 (11.4% and 11.2% as of December 31, 2010 and 2009, respectively), which consists of the free risk rate plus a risk premium.

Turkey –

As stated in Note 3, in 2011 the Group acquired 25.01% of the share capital of the Turkish bank Garanti. This acquisition has involved the provisional recognition at the time of the purchase of €1,384 million in goodwill on the acquisition date. The calculation of this goodwill is subject to change, since the fair values are being calculated according to the purchase method set out in IFRS-3, and they may be modified during a period of up to one year from the acquisition date (March 2011).

The detail of the carrying amount of the consolidated assets and liabilities of the Garanti Group previous to its acquisition and the corresponding fair values, gross of tax, which according to the acquisition method have been estimated provisionally at the moment of purchase, is as follows:

	Millions of euros
Valuation and calculation of goodwill for the acquisition of 25.01% stake in Garanti	Carrying Amount	Fair Value
Acquisition cost (A)(*)		3,650

Value of the 25.01% of Garanti at the moment of the acquisition
Cash	536	536
Loans and receivables	9,640	9,479
Financial assets	4,051	4,103
Tangible assets	176	243
Intangibles assets obtained from previous business combinations	4	–
Intangible assets identify at the date of the business combination (**)	–	589
Other assets	837	836
Financial liabilities	(12,466)	(12,475)
Other liabilities	(967)	(967)
Non-recognised contingent liabilities	–	–
Deferred tax	28	(78)

Total fair value of assets and liabilities acquired (b)	1,840	2,266

Goodwill (A) – (B)		1,384

(*)	Cost of acquisition is the price paid net of the amount of hedges, dividends declared and the value of the control premium that is included in the purchase agreement (see Note 3).
(**)	The amount of intangible assets identified at the time of purchase, mainly corresponds to the goodwill allocated to the mark and the “core deposits.”

The valuations are being reviewed by independent experts (other than the Group’s accounts auditor), applying different valuation methods on the basis of each asset and liability. The valuation methods used are: based on the present value of the cash flows that business or asset is expected to generate in the future, the Market Transaction Method and the Cost Method.

Impairment tests –

As described in Note 2.2.8, the cash-generating units to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and always if there is any indication of impairment. These estimates have been verified by independent experts, not by the Group’s accounts auditor.

The Group performed the necessary goodwill impairment tests with the following results:

•	As of December 31, 2011: Impairment losses of €1,444 million have been estimated in the United States cash-generating unit which have been recognized under “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the accompanying consolidated income statement for 2011 (see Note 50). This loss has been attributed to a lower forecast of the benefits expected from this CGU in relation to those anticipated initially due to the fact that:

•

the economic recovery is slower than expected and demand for loans is lower than forecasted; this, together with the low interest rate prediction all imply a slowdown in net interest income growth below the initial expectations; and

•

growing regulatory pressure, with the implementation of new regulations, will imply lower-than-expected fee income, basically for cards, while operating costs will rise with respect to the expectations.

Both the US CGU’s fair values and the fair values assigned to its assets and liabilities are based on the estimates and assumptions that the Group’s Management has deemed most likely given the circumstances. However, some changes to the valuation assumptions used could result in differences in the impairment test result.

If the discount rate had increased or decreased by 50 basis points, the difference between the carrying amount and its recoverable amount would have increased or decreased by up to €585 million and €671 million, respectively. If the growth rate had increased or decreased by 50 basis points, the difference between the carrying amount and its recoverable amount would have increased or decreased by €517 million and €452 million, respectively.

•

As of December 31, 2010: There were no indications of impairment in the goodwill recognized by the Group as of that date, except for the insignificant impairment estimated on the goodwill of investments in Rentrucks, Alquiler y Servicios de Transportes, S.A. and in BBVA Finanzia SpA (for €9 and €4 million, respectively).

•

As of December 31, 2009: Impairment losses of €1,097 million have been estimated in the United States cash-generating unit which have been recognized under “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the accompanying consolidated income statement for 2009 (see Note 50). This loss was attributed to the significant decline in economic and credit conditions in the states in which the Group operates in the United States.

20.2 Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
Other Intangible Assets	2011	2010	2009
Computer software acquisition expenses	1,138	749	464
Other deferred charges	34	28	29
Other intangible assets	708	282	360
Impairment	(1)	(1)	(1)

Total	1,879	1,058	852

		Millions of Euros
Other Intangible Assets. Changes Over the Period	Notes	2011	2010	2009
Balance at the beginning		1,058	852	780

Additions		1,201	458	362
Amortization in the year	47	(334)	(291)	(262)
Exchange differences and other		(46)	39	(28)
Impairment	50	–	–	–

Balance at the end		1,879	1,058	852

The increase of the additions to the table above in 2011 with respect to previous years is due, primarily, to the intangible assets recognized for the Garanti purchase transaction.

As of December 31, 2011, 2010 and 2009, the totally amortized intangible assets still in use amounted to €224, €294 and €1,061 million, respectively.

21. Tax assets and liabilities

21.1 Consolidated tax group

Pursuant to current legislation, the BBVA Consolidated Tax Group includes the Bank as the Parent company, and, as subsidiaries, the Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated net income of corporate groups.

The Group’s other banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

21.2 Years open for review by the tax authorities

The years open to review in the BBVA Consolidated Tax Group as of December 31, 2011 are 2007 and following for the main taxes applicable.

The rest of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.

In 2011, as a result of action by the tax authorities, tax inspections proceedings were instituted for the years since (and including) 2006, some of which were contested. After considering the temporary nature of certain of the items assessed in the proceedings, provisions were set aside for the liabilities, if any, that might arise from these assessments according to our best estimates.

In view of the varying interpretations that can be made of the applicable tax legislation, the outcome of the tax inspections of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be objectively quantified at the present time. However, the Banks’ Board of Directors and its tax advisers consider that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise therefore would not materially affect the Group’s accompanying consolidated financial statements for 2011.

21.3 Reconciliation

The reconciliation of the Group’s corporate tax expense resulting from the application of the standard tax rate and the expense registered by this tax in the accompanying consolidated income statements is as follows:

	Millions of Euros
Reconciliation of the Corporate Tax Expense Resulting from the Application of the Standard Rate and the Expense Registered by this Tax	2011	2010	2009
Corporation tax (30%)	1,131	1,927	1,721
Decreases due to permanent differences:	(914)	(559)	(633)
Tax credits and tax relief at consolidated Companies	(169)	(180)	(223)
Other items (net)	(745)	(379)	(410)
Net increases (decreases) due to temporary differences	262	(19)	96

Charge for income tax and other taxes	479	1,349	1,184

Deferred tax assets and liabilities recorded (utilized)	(262)	19	(96)

Income tax and other taxes accrued in the period	217	1,368	1,088

Adjustments to prior years’ income tax and other taxes	68	59	53

Income tax and other taxes	285	1,427	1,141

The effective tax rate for the Group in 2011, 2010 and 2009 is as follows:

	Millions of Euros
Effective Tax Rate	2011	2010	2009
Income from:
Consolidated Tax Group	487	2,398	4,066
Other Spanish Entities	2	(70)	(77)
Foreign Entities	3,281	4,094	1,747

Total	3,770	6,422	5,736

Income tax and other taxes	285	1,427	1,141

Effective Tax Rate	7.55%	22.22%	19.89%

In 2011, it presented an effective tax rate that was lower than in previous years due, primarily, to the greater contribution in comparable terms of the income with low or zero tax rate (especially dividends and earnings from entities by the equity method) and of the earnings of foreign entities (especially in the Americas and Garanti) where tax rates are low.

21.4 Tax recognized in equity

In addition to the income tax recognized in the accompanying consolidated income statements, the Group has recognized the following tax charges for these items in the consolidated equity:

	Millions of Euros
Tax Recognized in Total Equity	2011	2010	2009
Charges to total equity
Debt securities	–	–	(276)
Equity instruments	(75)	(354)	(441)

Subtotal	(75)	(354)	(717)

Credits to total equity (*)
Debt securities and others	234	192	1

Subtotal	234	192	1

Total	159	(162)	(716)

(*)	Tax asset credit to total equity as of December 31, 2010, due primarily to debt instruments unrealized losses.

21.5 Deferred taxes

The balance under the heading “Tax assets” in the accompanying consolidated balance sheets includes the tax receivables relating to deferred tax assets; the balance under the heading “Tax liabilities” includes the liabilities relating to the Group’s various deferred tax liabilities.

The details of the most important tax assets and liabilities are as follows:

	Millions of Euros
Tax Assets and Liabilities	2011	2010	2009
Tax assets –
Current	1,509	1,113	1,187
Deferred	6,332	5,536	5,086
Pensions	1,317	1,392	1,483
Portfolio	2,143	1,546	987
Other assets	257	234	221
Impairment losses	1,673	1,648	1,632
Other	636	699	737
Tax losses	306	17	26

Total	7,841	6,649	6,273

Tax Liabilities –
Current	772	604	539
Deferred	1,558	1,591	1,669
Portfolio	1,008	1,280	1,265
Charge for income tax and other taxes	549	311	404

Total	2,330	2,195	2,208

As of December 31, 2011, 2010 and 2009, the estimated balance of temporary differences in connection with investments in subsidiaries, branches and associates and investments in jointly controlled entities was €527, €503 and €432 million, respectively.

22. Other assets and liabilities

The breakdown of the balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other Assets and Liabilities	2011	2010	2009
ASSETS –
Inventories	3,994	2,788	1,933
Of which:
Real estate companies	3,813	2,729	1,930
Transactions in transit	86	26	55
Accrued interest	609	538	581
Unaccrued prepaid expenses	443	402	421
Other prepayments and accrued income	166	136	160
Other items	1,801	1,175	1,383

Total	6,490	4,527	3,952

LIABILITIES –
Transactions in transit	44	58	49
Accrued interest	2,252	2,162	2,079
Unpaid accrued expenses	1,529	1,516	1,412
Other accrued expenses and deferred income	723	646	667
Other items	1,964	847	780

Total	4,260	3,067	2,908

The heading “Inventories” includes the net carrying amount of the purchases of land and property that the Group’s real estate companies hold for sale or for their business. The amounts reflected under this heading include real estate assets purchased by those companies from distressed customers (mainly in Spain). As of December 31, 2011, the carrying amount of these properties amounted approximately €3.2 billion net of an accumulated valuation adjustment due to impairment losses amounted to €1.8 billion.

The principal companies in the Group that engage in real estate business activity and make up nearly the entire amount in the “Inventories” heading of the accompanying consolidated balance sheets are as follows: Anida Operaciones Singulares, S.L.; Anida Desarrollos Inmobiliarios, S.A. and Desarrollo Urbanístico Chamartín, S.A.

23. Financial liabilities at amortized cost

The breakdown of the balance of these headings in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Financial Liabilities at Amortized Cost	Notes	2011	2010	2009
Deposits from central banks	9	33,147	11,010	21,166
Deposits from credit institutions	23.1	59,356	57,170	49,146
Customer deposits	23.2	282,173	275,789	254,183
Debt certificates	23.3	81,930	85,179	99,939
Subordinated liabilities	23.4	15,419	17,420	17,878
Other financial liabilities	23.5	7,879	6,596	5,624

Total		479,904	453,164	447,936

23.1 Deposits from credit institutions

The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

		Millions of Euros
Deposits from Credit Institutions	Notes	2011	2010	2009
Reciprocal accounts		298	140	68
Deposits with agreed maturity		32,859	38,265	30,608
Demand deposits		2,095	1,530	1,273
Other accounts		343	696	733
Repurchase agreements	37	23,452	16,314	16,263

Subtotal		59,047	56,945	48,945

Accrued interest until expiration		309	225	201

Total	23	59,356	57,170	49,146

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets, disregarding interest accrued pending maturity, is as follows:

	Millions of Euros
Deposits from Credit Institutions 2011	Demand Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	472	8,364	394	9,230
Rest of Europe	399	14,652	12,496	27,547
Mexico	359	1,430	9,531	11,320
South América	251	2,863	478	3,593
The United States	799	4,965	553	6,318
Rest of the world	112	928	–	1,040

Total	2,393	33,202	23,453	59,047

	Millions of Euros
Deposits from Credit Institutions 2010	Demand Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	961	7,566	340	8,867
Rest of Europe	151	16,160	6,315	22,626
Mexico	161	3,060	8,645	11,866
South América	195	2,349	349	2,892
The United States	147	6,028	665	6,840
Rest of the world	56	3,799	–	3,855

Total	1,671	38,961	16,314	56,945

	Millions of Euros
Deposits from Credit Institutions 2009	Demand Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	456	6,414	822	7,692
Rest of Europe	382	15,404	4,686	20,472
Mexico	158	854	9,581	10,593
South América	179	722	364	1,265
The United States	150	5,611	811	6,572
Rest of the world	16	2,336	–	2,352

Total	1,341	31,341	16,263	48,945

23.2 Customer deposits

The breakdown of this heading of the accompanying consolidated balance sheets, by type of financial instruments, is as follows:

		Millions of Euros
Customer Deposits	Notes	2011	2010	2009
Government and other government agencies		40,602	30,983	15,297

Spanish		4,269	4,484	3,904
Foreign		12,289	13,563	10,995
Repurchase agreements	37	24,016	12,920	389
Accrued interests		28	16	9

Other resident sectors		108,217	116,218	93,190

Current accounts		28,212	18,705	20,243
Savings accounts		16,003	24,521	27,137
Fixed-term deposits		49,105	49,160	35,135
Repurchase agreements	37	14,154	23,197	10,186
Other accounts		35	46	31
Accrued interests		708	589	458

Non-resident sectors		133,355	128,590	145,696

Current accounts		45,742	39,567	33,697
Savings accounts		30,860	26,435	23,394
Fixed-term deposits		49,770	56,752	83,754
Repurchase agreements	37	6,317	5,370	4,415
Other accounts		210	122	103
Accrued interests		456	344	333

Total	23	282,173	275,789	254,183

Of which:
In euros		152,375	151,806	114,066
In foreign currency		129,799	123,983	140,117
Of which:
Deposits from other creditors without valuation adjustment		281,364	275,055	253,566
Accrued interests		809	734	617

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument and geographical area, disregarding valuation adjustments, is as follows:

	Millions of Euros
Customer Deposits 2011	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	31,249	16,160	51,012	26,509	124,929
Rest of Europe	4,600	1,310	29,571	1,656	37,136
Mexico	16,987	6,804	8,123	4,479	36,393
South America	16,118	11,429	15,670	182	43,399
The United States	14,791	12,768	9,640	–	37,199
Rest of the world	245	234	1,446	–	1,925

Total	83,990	48,705	115,462	32,826	280,981

	Millions of Euros
Customer Deposits 2010	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	21,848	24,707	67,838	18,639	133,032
Rest of Europe	3,784	482	18,245	1,609	24,120
Mexico	16,646	7,079	9,582	3,630	36,937
South America	12,039	8,765	14,142	132	35,078
The United States	13,985	11,363	17,147	–	42,495
Rest of the world	357	201	2,621	–	3,179

Total	68,659	52,597	129,575	24,009	274,840

	Millions of Euros
Customer Deposits 2009	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	23,835	27,245	38,370	7,572	97,022
Rest of Europe	2,975	457	18,764	3	22,199
Mexico	12,697	5,809	9,224	4,205	31,935
South America	11,693	7,784	11,407	209	31,093
The United States	11,548	10,146	46,292	–	67,986
Rest of the world	440	181	2,527	–	3,148

Total	63,188	51,622	126,584	11,988	253,382

23.3 Debt certificates (including bonds)

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Certificates	2011	2010	2009
Promissory notes and bills	7,501	13,215	29,582
Bonds and debentures	74,429	71,964	70,357

Total	81,930	85,180	99,939

The breakdown of the most significant outstanding issuances, repurchases or refunds of debt instruments issued by the consolidated companies as of December 31, 2011, 2010 and 2009 is shown on Appendix VIII.

The changes in the balances under this heading, together with the Subordinated Liabilities for 2011, 2010 and 2009 are included in Note 58.4.

23.3.1 Promissory notes and bills

The breakdown of the balance under this heading, by currency, is as follows:

	Millions of Euros
Promissory notes and bills	2011	2010	2009
In euros	6,672	7,672	11,024
In other currencies	829	5,543	18,558

Total	7,501	13,215	29,582

These promissory notes were issued mainly by BBVA, S.A. and BBVA Banco de Financiación, S.A.

23.3.2 Bonds and debentures issued

The breakdown of the balance under this heading, by financial instrument and currency, is as follows:

	Millions of Euros
Bonds and debentures issued	2011	2010	2009
In Euros –	64,181	62,811	60,760
Non-convertible bonds and debentures at floating interest rates	4,648	6,776	8,593
Non-convertible bonds and debentures at fixed interest rates	9,381	7,493	5,932
Covered bonds	33,842	30,864	30,369
Hybrid financial instruments	288	373	389
Securitization bonds realized by the Group	6,755	8,047	8,407
Other securities (**)	5,709	6,306	4,339
Accrued interest and others (*)	3,557	2,952	2,731
In Foreign Currency –	10,248	9,153	9,597
Non-convertible bonds and debentures at floating interest rates	2,225	3,767	4,808
Non-convertible bonds and debentures at fixed interest rates	5,058	2,681	2,089
Covered bonds	289	316	306
Hybrid financial instruments	1,397	1,119	1,342
Securitization bonds realized by the Group	755	799	605
Other securities (**)	473	456	425
Accrued interest and others (*)	51	15	22

Total	74,428	71,964	70,357

(*)	Hedging operations and issuance costs.
(**)	Mainly territorial covered bonds

The following table shows the weighted average interest rates of fixed and floating rate bonds and debentures issued in euros and foreign currencies in effect as of December 31, 2011, 2010 and 2009:

	2011		2010		2009
Interests Rates of Promissory Notes and Bills Issued	Euros	Foreign Currency	Euros	Foreign Currency	Euros	Foreign Currency
Fixed rate	3.81%	5.13%	3.75%	5.31%	3.86%	5.00%
Floating rate	2.38%	4.88%	1.30%	3.00%	0.90%	2.56%

Most of the foreign-currency issuances are denominated in U.S. dollars.

23.4 Subordinated liabilities

The breakdown of this heading of the accompanying consolidated balance sheets, by type of financial instruments, is as follows:

		Millions of Euros
Subordinated Liabilities	Notes	2011	2010	2009
Subordinated debt		12,781	11,569	12,117
Preferred securities		1,760	5,202	5,188

Subtotal		14,541	16,771	17,305

Valuation adjustments		878	649	573

Total	23	15,419	17,420	17,878

Of the above, the issuances of BBVA International, Ltd., BBVA Capital Finance, S.A.U. and BBVA International Preferred, S.A.U, BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, Ltd, are subordinately guaranteed by the Bank.

Subordinated debt

These issuances are non-convertible subordinated debt and, accordingly, for debt seniority purposes, they rank behind ordinary debt. The breakdown of this heading in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate, is disclosed in Appendix VIII. The variations of the balance in 2011 are mainly the result of the following transactions:

•	Conversion of subordinated bond issues

As of December 31, 2010 and 2009, subordinated debt included an issue of convertible subordinated obligations into Bank shares amounting to €2,000 million, carried out by BBVA in September 2009 (hereinafter, “Convertible bonds”). These obligations have a 5% annual coupon, payable quarterly, and can be converted into Bank shares after the first year, at the Bank’s discretion, at each of the coupon payment dates, and by obligation on the date of their final maturity date (October 15, 2014). These obligations were recognized as financial liabilities since the number of Bank shares to be delivered can vary.

The Board of Directors of BBVA, at its meeting on June 22, 2011, agreed to the mandatory conversion of all convertible bonds. The conversion took place on July 15, 2011, an interest payment date, according to the procedure established to that effect under the terms and conditions of the issue. As a result, an increase of the Bank’s common stock was carried out (approved by the Board of Directors at its meeting on July 27, 2009, in using the power delegated by the Annual General Meeting held on March 14, 2008 in Point Six of the Agenda) through the issue of ordinary BBVA shares needed to address the conversion of the Convertible Bonds (see Note 27).

•	Mandatory convertible subordinated bond issue

The BBVA Board of Directors, at its meeting on November 22, 2011, agreed, in virtue of the authorization conferred by the AGM of March 14, 2008, to proceed to the issue of mandatory convertible subordinated obligations into new ordinary BBVA shares (hereinafter, the “Issue” or “Mandatory Convertible Subordinated Obligations” or “Bonds”) for a maximum amount of €3,475 million.

This issue excluded the right to preemptive subscription since it was exclusively designed for holders of preferred securities held by BBVA Capital Finance, S.A. Unipersonal (series A, B, C and D) and BBVA International Limited (series F), all secured by BBVA, S.A., who accept the purchase offer for those preferred securities on behalf of BBVA.

Thus, those who accepted the purchase offer would subscribe a nominal amount of “Mandatory Convertible Subordinated Obligations” equivalent to 100% of the nominal amount or cash for the preferred securities they owned and that would be acquired by BBVA.

As of December 30, 2011, the purchase offer for preferred securities and the subscription of “Bonds” amounted to €3,430 million, which represented 98.71% of the total preferred securities to be repurchased. The “Issue” was carried out at 100% of the nominal value of the “Convertible Bonds”, which was €100. Thus, the Bank issued 34,300,002 “Bonds” for a total amount of €3,430 million. These “Bonds” were recognized as financial liabilities since the number of Bank shares to be delivered can vary. The remuneration of the “Bonds” was 6.5% annual over nominal, payable on a quarterly basis.

Without prejudice to the issuer’s authority to convert the “Bonds” at any date of remuneration, on June 30, 2012, it is expected that 50% of the nominal value of the “Bonds” in circulation at said date shall be mandatorily converted into new ordinary BBVA, S.A. shares, and that the total conversion of the “Issue” take place on June 30, 2013. The conversion will be in terms of the market price of the BBVA share, according to the terms and conditions established in the “Issue” brochure.

Preferred securities

The breakdown by issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Preferred Securities by Issuer	2011	2010	2009
BBVA International, Ltd. (1) (2)	9	500	500
BBVA Capital Finance, S.A.U. (1) (2)	36	2,975	2,975
Banco Provincial, S.A	–	37	67
BBVA International Preferred, S.A.U. (3)	1,696	1,671	1,628
Phoenix Loan Holdings, Inc.	19	19	18

Total	1,760	5,202	5,188

(1)	Traded on the Spanish AIAF market,
(2)	The increase is due to the purchase offer and redemption of the preferred shares mentioned above
(3)	Traded on the London Stock Exchange and New York Stock Exchange

These issues were fully subscribed by third parties outside the Group and are wholly or partially redeemable at the issuer company’s option after five or ten years from the issue date, depending on the terms of each issue.

The variation in the balance under this heading in 2011 is due primarily to the purchase transaction and early amortization of preferred securities of €3,430 million indicated in the section above.

The breakdown of the issues of preferred securities in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate of the issues, is disclosed in Appendix VIII.

23.5 Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other financial liabilities	2011	2010	2009
Creditors for other financial liabilities	2,223	2,295	1,776
Collection accounts	2,239	2,068	2,049
Creditors for other payment obligations	2,927	1,829	1,799
Dividend payable but pending payment (Note 4)	490	404	–

Total	7,879	6,596	5,624

As of December 31, 2011 and 2010, the “Dividend payable but pending payment” corresponds to the third interim dividend against the 2011 and 2010 results, paid in January of the following years, (see Note 4). As of December 31, 2009, this heading did not include the third interim dividend, as it was paid in December 2009.

24. Liabilities under insurance contracts

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Liabilities under Insurance Contracts Technical Reserve and Provisions	Millions of Euros
	2011	2010	2009
Mathematical reserves	6,514	6,766	5,994
Provision for unpaid claims reported	741	759	712
Provisions for unexpired risks and other provisions	482	509	480

Total	7,737	8,034	7,186

25. Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

	Millions of Euros
Provisions. Breakdown by concepts	2011	2010	2009
Provisions for pensions and similar obligations	5,577	5,980	6,246
Provisions for taxes and other legal contingencies	350	304	299
Provisions for contingent risks and commitments	291	264	243
Other provisions	1,343	1,774	1,771

Total	7,561	8,322	8,559

(*)	Provisions or contingencies that individually are not significant.

The changes in the heading “Provisions for contingent risks and commitments” in the accompanying consolidated balance sheets are presented in Note 7.1.8, together with the changes of impairment losses.

The changes in 2011, 2010 and 2009 in the balances under this heading in the accompanying consolidated balance sheets are as follows:

		Millions of Euros
Provisions for Pensions and Similar Obligations. Changes Over the Period	Notes	2011	2010	2009
Balance at the beginning		5,980	6,246	6,359

Add –
Charges to income for the year		613	606	747
Interest expenses and similar charges	39.2	259	259	274
Personnel expenses	46.1	51	37	44
Provision expenses		303	310	429
Charges to equity (*)	26.2	9	64	149
Transfers and other changes		(8)	16	26
Less –
Payments		(794)	(815)	(980)
Amount used and other changes		(223)	(137)	(55)

Balance at the end		5,577	5,980	6,246

(*)	Correspond to actuarial losses (gains) arising from certain defined-benefit post-employment pension commitments and welfare benefits recognized in “Equity” (See Note 2.2.12).

	Millions of Euros
Provisions for Taxes, Legal Contingents and Other Provisions. Changes Over the Period	2011	2010	2009
Balance at beginning	2,078	2,070	1,898

Add –
Charge to income for the year	235	145	152
Acquisition of subsidiaries	61	–	–
Transfers and other changes	–	41	360
Less –
Available funds	(84)	(90)	(103)
Amount used and other variations	(597)	(88)	(237)

Balance at the end	1,693	2,078	2,070

Ongoing legal proceedings and litigation –

The Group is party to certain legal actions in a number of jurisdictions, including, among others, Spain, Mexico and the United States, arising in the ordinary course of business. BBVA considers that none of such actions is material, individually or in the aggregate, and none of such actions is expected to result in a material adverse effect on the Group’s financial position, results of operations or liquidity, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of the actions arising in the ordinary course of business. BBVA has not disclosed to the markets any contingent liability that could arise from such actions as it does not consider them material.

26. Pensions and other post-employment commitments

As stated in Note 2.2.12, the Group has both defined-benefit and defined-contribution post-employment commitments with employees; the latter is gradually increasing mainly because it is the scheme applying to new hires and because pre-existing defined-benefit commitments have been mostly closed.

26.1 Defined-contribution commitments

The defined-contribution plans are settled through contributions made by the Group annually on behalf of its beneficiaries, who are, almost exclusively, active employees in the Group. These contributions are accrued and charged to the consolidated income statement in the corresponding financial year (see Note 2.2.12). No liability is therefore recognized in the accompanying consolidated balance sheets for this purpose.

The amounts registered under this item in the accompanying consolidated income statements for contributions to these plans in 2011, 2010 and 2009 were €80, €84 and €68 million, respectively (see Note 46.1).

26.2 Defined-benefit plans and other long-term commitments

Pension commitments in defined-benefit plans correspond mainly to employees who have retired or taken early retirement from the Group and to certain groups of employees still active in the Group in the case of pension benefits, and to the majority of active employees in the case of permanent disability and death benefits.

A breakdown of the Group’s total amounts for pension commitments in defined-benefit plans and other post-employment commitments (such as early retirement and welfare benefits) for the last five years can be found in the table below. The commitments are recognized under the heading “Provisions – Provisions for pensions and similar obligations” of the corresponding accompanying consolidated balance sheets (see Note 25).

Commitments and Plan Assets in Defined-Benefit Plans and Other Post- Employment Commitments	Millions of Euros
	2011	2010	2009	2008	2007
Pension and post-employment benefits	7,680	8,082	7,996	7,987	7,816
Assets and insurance contracts coverage	2,122	2,102	1,750	1,628	1,883

Net assets	(19)	–	–	–	(34)
Net liabilities (*)	5,577	5,980	6,246	6,359	5,967

(*)	Registered under the heading “Provisions – Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets

This information is presented below in greater detail, broken down by beneficiaries from Group companies in Spain and other beneficiaries, as of December 31, 2011, 2010 and 2009.

Pensions and Early-Retirement Commitments and Welfare Benefits: Spain and Abroad	Millions of Euros
	Commitments in Spain			Commitments Abroad			Total BBVA Group
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Post-employment benefits
Pension commitments	2,773	2,857	2,946	1,026	1,122	998	3,799	3,979	3,944
Early retirements	2,904	3,106	3,309	–	–	–	2,904	3,106	3,309
Post-employment welfare benefits	204	220	222	773	777	521	977	997	743

Total post-employment benefits (1)	5,881	6,183	6,477	1,799	1,899	1,519	7,680	8,082	7,996

Insurance contracts coverage
Pension commitments	379	430	455	–	–	–	379	430	455
Other plan assets
Pension commitments	–	–	–	1,010	1,052	953	1,010	1,052	953
Post-employment welfare benefits	–	–	–	733	620	342	733	620	342

Total plan assets and insurance contracts coverage (2)	379	430	455	1,743	1,672	1,295	2,122	2,102	1,750

Total net commitments (1) – (2)	5,502	5,753	6,022	56	227	224	5,558	5,980	6,246

of which:
Net assets	–	–	–	(19)	–	–	(19)	–	–
Net liabilities (*)	5,502	5,753	6,022	75	227	224	5,577	5,980	6,246

(*)	Registered under the heading “Provisions – Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets

The balance under the heading “Provisions – Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets as of December 31, 2011 included €206 million, for commitments for post-employment benefits maintained with previous members of the Board of Directors and the Bank’s Management Committee. No charges for those concepts were recognized in the consolidated income statements in 2011.

In addition to the commitments to employees indicated above, the Group has other less relevant commitments. These include long-service awards, consisting in a cash payment of a certain amount or in the allotment of Banco Bilbao Vizcaya Argentaria, S.A. shares. These awards are granted to certain groups of employees when they complete a given number of years of effective service

As of December 31, 2011, 2010 and 2009, the actuarial liabilities for the outstanding awards amounted to €36, €39 and €39 million, respectively. Of that sum, €11, €11 and €13 million corresponded to Spanish companies and €25, €28 and €26 million corresponded to companies and branches abroad, respectively. The commitments above are recognized under the heading “Other provisions” of the accompanying consolidated balance sheets (see Note 25).

The net charges registered in the accompanying consolidated income statements and under the heading “Equity” of the accompanying consolidated balance sheets (see Note 2.2.12) for the commitments in post-employment benefits in entities in Spain and abroad, are as follows:

		Millions of Euros
Total Post-employments Benefits BBVA Group: Income Statements and Equity Effects.	Notes	2011	2010	2009
Interest and similar expenses	39.2	259	259	274
Interest cost		376	375	364
Expected return on plan assets		(118)	(116)	(90)
Personnel expenses		131	121	112
Defined-contribution plan expense	46.1	80	84	68
Defined-benefit plan expense	46.1	51	37	44
Other personnel expenses – Welfare benefits		–	–	–
Provision – Pension funds and similar obligations	48	365	405	552
Pension funds		13	9	(5)
Early retirements		290	301	434
Other provisions		62	95	123

Total Effects in Income Statements: Debit (Credit)		755	785	938

Total Effects in equity: Debit (Credit) (*)		9	64	149

(*)

Correspond to actuarial losses (gains) arising from pension commitments and certain welfare benefits recognized in “Valuation Adjustments”. For Early retirements are recognized in the Income Statements (see Note 2.2.12.).

26.2.1 Commitments in Spain

The most significant actuarial assumptions used as of December 31, 2011, 2010 and 2009, to quantify these commitments with employees in Spain are as follows:

Actuarial Assumptions Commitments with employees in Spain	2011	2010	2009
Mortality tables	PERM/F 2000P.	PERM/F 2000P.	PERM/F 2000P.
Discount rate (cumulative annual)	4.5% / AA Corporate Bond Yield Curve	4.5% / AA Corporate Bond Yield Curve	4.5% / AA Corporate Bond Yield Curve
Consumer price index (cumulative annual)	2%	2%	2%
Salary growth rate (cumulative annual)	At least 3%	At least 3%	At least 3%
Retirement age	First date at which the employees are entitled to retire or contractually agreed at the individual level in the case of early retirements

The breakdown of the various commitments to employees in Spain is as follows:

Pension commitments

The breakdown of pension commitments in defined-benefit plans as of December 31, 2011, 2010 and 2009 is as follows:

	Millions of Euros
Pension Commitments Spain	2011	2010	2009
Pension commitments to retired employees	2,669	2,765	2,847
Vested contingencies in respect of current employees	104	92	99

Total (*)	2,773	2,857	2,946

(*)	Recognized under the heading “Provisions-Provisions for pension and similar obligations” in the accompanying consolidated balance sheets

To fund some pension commitments in Spain, insurance contracts have been written with insurance companies not related to the Group. These commitments are funded by plan assets and therefore are presented in the accompanying consolidated balance sheets for the net amount of the commitment less plan assets As of December 31, 2011, 2010 and 2009, the plan assets related to the aforementioned insurance contracts (for €379, €430 and €455 million, respectively) equaled the amount of the commitments covered; therefore, no amount for this item was included in the accompanying consolidated balance sheets.

The rest of commitments for pensions in Spain include defined-benefit commitments for which insurance has been contracted with BBVA Seguros, S.A. de Seguros y Reaseguros, which is 99.95% owned by the Group. As it is an entity consolidated within the BBVA Group, the assets in which the insurance company has invested the amount of the policies cannot be considered plan assets under IAS 19 and are presented in the accompanying consolidated balance sheets under different headings of “assets”, depending on the classification of their corresponding financial instruments. The commitments are recognized under the heading “Provisions – Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets (see Note 25).

Early retirements

In 2011, the Spanish companies in the Group offered certain employees the possibility of taking early retirement before the age stipulated in the collective labor agreement in force. This offer was accepted by 669 employees (683 and 857 in 2010 and 2009, respectively).

The early retirements commitments in Spain as of December 31, 2011, 2010 and 2009 are recognized under the heading “Provisions – Provisions for pensions and similar obligations” (see Note 25) in the accompanying consolidated balance sheets and amounted to €2,904 million, €3,106 million and €3,309 million, respectively.

The cost of early retirements for the year was recognized under the heading “Provision Expense (Net) – Transfers to funds for pensions and similar obligations – Early retirements” in the accompanying consolidated income statements (see Note 48).

Post-employment welfare benefits

The details of these commitments as of December 31, 2011, 2010 and 2009 are as follows:

	Millions of Euros
Post-Employment Welfare Benefits Commitments in Spain	2011	2010	2009
Post-employment welfare benefit commitments to retired employees	162	180	183
Vested post-employment welfare benefit contingencies in respect of current employees	42	40	39

Total Commitments (*)	204	220	222

(*)	Recognized under the heading “Provisions-Provisions for pension and similar obligations” in the accompanying consolidated balance sheets

Changes in commitments with employees

The changes in the net commitments with employees in Spain in 2011, 2010 and 2009 are as follows:

	Millions of Euros
Net Commitments in Spain : Changes in the year 2011	Pensions	Early Retirements	Welfare Benefits	Total Spain
Balance at the Beginning	2,427	3,106	220	5,753

Interest cost	106	121	10	237
Expected return on plan assets	–	–	–	–
Current service cost	10	–	2	12
Cost for early retirements	–	297	–	297
Past service cost or changes in the plan	–	–	–	–
Benefits paid in the period	(161)	(611)	(18)	(790)
Acquisitions and divestitures	–	–	–	–
Effect of curtailments and settlements	–	–	–	–
Contributions in the period	–	–	–	–
Actuarial gains and losses	10	(3)	(4)	3
Exchange differences	–	–	–	–
Other changes	2	(6)	(6)	(10)

Balance at the End	2,394	2,904	204	5,502

	Millions of Euros
Net Commitments in Spain : Changes in the year 2010	Pensions	Early Retirements	Welfare Benefits	Total Spain
Balance at the Beginning	2,491	3,309	222	6,022

Interest cost	107	127	10	244
Expected return on plan assets	–	–	–	–
Current service cost	4	–	2	6
Cost for early retirements	–	296	–	296
Past service cost or changes in the plan	–	–	–	–
Benefits paid in the period	(170)	(627)	(18)	(815)
Effect of curtailments and settlements	–	–	–	–
Contributions in the period	–	–	–	–
Actuarial gains and losses	(9)	6	(1)	(4)
Other changes	4	(5)	5	4

Balance at the End	2,427	3,106	220	5,753

	Millions of Euros
Net Commitments in Spain : Changes in the year 2009	Pensions	Early Retirements	Welfare Benefits	Total Spain
Balance at the Beginning	2,624	3,437	221	6,282

Interest cost	114	135	10	259
Expected return on plan assets	–	–	–	–
Current service cost	18	–	2	20
Cost for early retirements	–	430	–	430
Past service cost or changes in the plan	31	–	5	36
Benefits paid in the period	(249)	(712)	(19)	(980)
Acquisitions and divestitures	–	–	–	–
Effect of curtailments and settlements	–	–	–	–
Contributions in the period	–	–	–	–
Actuarial gains and losses	2	4	(3)	3
Other changes	(49)	15	6	(28)

Balance at the End	2,491	3,309	222	6,022

26.2.2 Commitments abroad

The main defined-benefit plans with employees abroad correspond to those in Mexico, Portugal and the United States, which jointly represent 94% of the total commitments with employees abroad as of December 31, 2011, and 22% of the total commitments with employees in the Group as a whole (95% and 22%, and 94% and 18%, respectively, as of December 31, 2010 and 2009). Those commitments are not available for new employees.

As of December 31, 2011, 2010 and 2009, the breakdown by country of the various commitments with employees of the BBVA Group abroad is as follows:

	Millions of Euros
	Commitments			Plan Assets			Net Commitments
Post-Employment Commitments Abroad	2011	2010	2009	2011	2010	2009	2011	2010	2009
Pension Commitments
Mexico	491	508	398	520	519	424	(29)	(11)	(26)
Portugal	154	288	321	154	290	320	(0)	(2)	1
The United States	285	236	195	283	191	163	2	45	32
Rest of countries	97	90	84	53	52	46	44	38	38

Subtotal	1,027	1,122	998	1,010	1,052	953	16	70	45

Post-Employment Welfare Benefits
Mexico	761	766	511	732	620	342	29	146	169
Portugal	–	–	–	–	–	–	–	–	–
The United States	–	–	–	–	–	–	–	–	–
Rest of countries	12	11	10	1	–	–	11	11	10

Subtotal	773	777	521	733	620	342	40	157	179

Total	1,800	1,899	1,519	1,743	1,672	1,295	56	227	224

The plan assets related to these commitments are to be used directly to settle the vested obligations and meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities.

The vested obligations related to these commitments are presented in the accompanying consolidated balance sheets net of the plan assets recognized under the heading “Provisions – Provisions for pensions and similar obligations” (see Note 25).

Commitments with employees in Mexico –

In Mexico, the main actuarial assumptions used in quantifying the commitments with employees as of December 31, 2011, 2010 and 2009, are as follows:

Post-Employment Actuarial Assumptions in Mexico	2011	2010	2009
Mortality tables	EMSSA 97	EMSSA 97	EMSSA 97
Discount rate (cumulative annual)	8.75%	8.75%	9.25%
Consumer price index (cumulative annual)	3.75%	3.75%	3.75%
Medical cost trend rate	6.75%	6.75%	6.75%
Expected rate of return on plan assets	8.25%	9.00%	9.40%

•	Pension commitments in Mexico: The changes in these commitments and plan assets in 2011, 2010 and 2009 for all of the Group’s companies in Mexico are as follows:

	Millions of Euros
Pension Commitments and Plan Assets in Mexico: Changes in the period	Commitments			Plan Assets			Net Commitments
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Balance at the Beginning	508	398	387	519	424	436	(11)	(26)	(49)

Interest cost	41	40	35	–	–	–	41	40	35
Expected return on plan assets	–	–	–	40	42	37	(40)	(42)	(37)
Current service cost	7	7	4	–	–	–	7	7	4
Past service cost or changes in the plan	–	8	1	–	–	–	–	8	1
Benefits paid in the period	(34)	(36)	(31)	(34)	(36)	(31)	–	(0)	–
Effect of curtailments and settlements	–	–	(1)	–	–	–	–	–	(1)
Contributions in the period	–	–	–	30	45	3	(30)	(45)	(3)
Actuarial gains and losses	7	33	30	5	66	6	2	(33)	24
Exchange differences	(40)	57	6	(41)	61	6	1	(4)	–
Other changes	2	–	(33)	1	(83)	(33)	1	83	–

Balance at the End	491	508	398	520	519	424	(29)	(11)	(26)

As of December 31, 2011, 2010 and 2009, the plan assets covering these obligations correspond entirely to fixed-income securities. In 2011, 2010 and 2009, the return on these assets amounted to €45 million, €108 million and €43 million, respectively.

•

Post-employment welfare benefits in Mexico: The changes in these calculations reflecting these commitments and plan assets in 2011, 2010 and 2009 for all the Group’s companies in Mexico are as follows:

	Millions of Euros
Welfare Benefits Commitments and Plan Assets in Mexico: Changes in the period	Commitments			Plan Assets			Net Commitments
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Balance at the Beginning	766	511	360	620	342	301	146	169	59

Interest cost	63	54	37	–	–	–	63	54	37
Expected return on plan assets	–	–	–	50	45	28	(50)	(45)	(28)
Current service cost	24	19	11	–	–	–	24	19	11
Past service cost or changes in the plan	–	–	–	–	–	–	–	–	–
Benefits paid in the period	(23)	(18)	(18)	(23)	(18)	(18)	–	–	–
Effect of curtailments and settlements	(10)	–	(4)	–	–	–	(10)	–	(4)
Contributions in the period	–	–	–	124	69	9	(124)	(69)	(9)
Actuarial gains and losses	8	127	119	15	49	16	(7)	78	103
Exchange differences	(67)	73	6	(54)	49	6	(13)	24	–
Other changes	–	–	–	–	84	–	–	(84)	–

Balance at the End	761	766	511	732	620	342	29	146	169

As of December 31, 2011, 2010 and 2009, the plan assets covering these obligations corresponded entirely to fixed-income securities, which produced a return amounting to €65, €94 and €44 million, respectively.

The sensitivity analysis to changes in medical cost trend rates for 2011 is as follows:

	Millions of Euros
Welfare Benefits in Mexico. Sensitivity Analysis	1% Increase	1% Decrease
Increase/Decrease in current service cost and interest cost	21	(16)
Increase/Decrease in commitments	152	(119)

Pension Commitments in Portugal –

In Portugal, the main actuarial assumptions used in quantifying the commitments with employees as of December 31, 2011, 2010 and 2009, are as follows:

Post-Employment Actuarial Assumptions in Portugal	2011	2011	2010
Mortality tables	TV 88/90	TV 88/90	TV 88/90
Discount rate (cumulative annual)	5.75%	5.35%	5.35%
Consumer price index (cumulative annual)	1.75%	1.75%	2.00%
Salary growth rate (cumulative annual)	2.75%	2.75%	3.00%
Expected rate of return on plan assets	3.80%	4.40%	4.50%

The changes in these commitments and plan assets in 2011, 2010 and 2009 for all of the Group’s companies in Portugal are as follows:

	Millions of Euros
Pensions Net Commitments in Portugal: Changes in the period	Commitments			Plan Assets			Net Commitments
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Balance at the Beginning	288	321	283	290	320	283	(2)	1	–

Interest cost	15	17	16	–	–	–	15	17	16
Expected return on plan assets	–	–	–	12	13	13	(12)	(13)	(13)
Current service cost	3	5	4	–	–	–	3	5	4
Cost for early retirements	13	9	–	–	–	–	13	9	–
Past service cost or changes in the plan	–	–	–	–	–	–	–	–	–
Benefits paid in the period	(186)	(16)	(16)	(186)	(16)	(16)	–	–	–
Effect of curtailments and settlements	–	–	10	–	–	–	–	–	10
Contributions in the period	–	–	–	34	17	29	(34)	(17)	(29)
Actuarial gains and losses	(2)	(25)	24	(15)	(44)	11	13	19	13
Exchange differences	–	–	–	–	–	–	–	–	–
Other changes	22	(22)	–	20	–	–	3	(22)	–

Balance at the End	154	288	321	154	290	320	–	(2)	1

In 2011, in compliance with the new regulations, part of the pensions in payment (€170 million) have been transferred to the Portugues Social Security

The distribution of the main categories of plan assets related to these commitments as of December 31, 2011, 2010 and 2009 for all of the Group’s companies in Portugal is as follows:

	Percentage
Plan Assets Categories in Portugal	2011	2010	2009
Equity instruments	–	–	–
Debt securities	81.3	91.5	93.2
Property, Land and Buildings	0.7	0.5	–
Cash	18.0	8.0	5.2
Other investments	–	–	1.6

In 2011, 2010 and 2009, the return on plan assets related to these pension commitments reached -€3, -€31, and €24 million, respectively.

Pension commitments in the United States –

In the United States, the main actuarial assumptions used in quantifying the commitments with employees as of December 31, 2011, 2010 and 2009, are as follows:

Post-Employment Actuarial Assumptions in the United States	2011	2010	2009
Mortality tables	RP 2000 Projected & adjusted	RP 2000 Projected	RP 2000 Projected
Discount rate (cumulative annual)	4.28%	5.44%	5.93%
Consumer price index (cumulative annual)	2.50%	2.50%	2.50%
Salary growth rate (cumulative annual)	3.50%	3.50%	3.50%
Expected rate of return on plan assets	6.41%	7.50%	7.50%

The changes of these commitments and plan assets in 2011, 2010 and 2009, for all of the Group’s companies in the United States, are as follows:

	Millions of Euros
Pensions Net Commitments in the United States Changes in the period	Commitments			Plan Assets			Net Commitments
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Balance at the Beginning	236	195	168	191	163	135	45	32	33

Interest cost	11	12	11	–	–	–	11	12	11
Expected return on plan assets	–	–	–	14	13	10	(14)	(13)	(10)
Current service cost	4	5	4	–	–	–	4	5	4
Cost for early retirements	–	–	–	–	–	–	–	–	–
Past service cost or changes in the plan	–	–	–	–	–	–	–	–	–
Benefits paid in the period	(9)	(7)	(6)	(8)	(7)	(6)	(1)	–	–
Acquisitions and divestitures	(8)	–	–	(8)	–	–	–	–	–
Effect of curtailments and settlements	(3)	–	–	–	–	–	(3)	–	–
Contributions in the period	–	–	–	33	2	12	(33)	(2)	(12)
Actuarial gains and losses	46	16	24	53	7	17	(7)	9	7
Exchange differences	7	14	(6)	6	12	(5)	1	2	(1)
Other changes	–	1	–	2	–	–	(2)	1	–

Balance at the End	285	236	195	283	191	163	2	45	32

The distribution of the main category of plan assets related to these commitments as of December 31, 2011, 2010 and 2009 for all the companies in the United States is as follows:

	Percentage
Plan Assets Categories for Pension Commitments in the United States	2011	2010	2009
Equity instruments	–	62.4	63.6
Debt securities	93.0	35.7	35.1
Property, Land and Buildings	–	–	–
Cash	7.0	1.9	1.3
Other investments	–	–	–

In 2011, 2010 and 2009, the return on plan assets related to these pension commitments reached €67, €20, and €27 million, respectively.

Post-employment and welfare benefits in other countries –

The changes in these commitments and plan assets in 2011, 2010 and 2009 for all of the Group’s remaining companies abroad are as follows:

	Millions of Euros
Pensions Net Commitments ans Welfare Benefits in Other Countries. Changes in the period	Commitments			Plan Assets			Net Commitments
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Balance at the Beginning	100	93	77	51	45	43	49	48	34

Interest cost	9	8	6	–	–	–	9	8	6
Expected return on plan assets	–	(2)	(1)	2	1	1	(2)	(3)	(2)
Current service cost	1	(4)	–	–	–	–	1	(4)	–
Cost for early retirements	–	–	–	–	–	–	–	–	–
Past service cost or changes in the plan	–	(1)	4	–	(2)	(2)	–	1	6
Benefits paid in the period	(3)	–	–	–	–	–	(3)	–	–
Acquisitions and divestitures	(1)	–	–	(1)	–	–	–	–	–
Effect of curtailments and settlements	–	–	1	–	–	–	–	–	1
Contributions in the period	(1)	(1)	–	1	2	2	(2)	(3)	(2)
Actuarial gains and losses	(1)	(1)	(1)	1	–	–	(2)	(1)	(1)
Exchange differences	–	4	3	–	–	–	–	4	3
Other changes	5	4	4	–	5	1	5	(1)	3

Balance at the End	109	100	93	54	51	45	55	49	48

26.2.3 Estimated future payments for commitments with employees in the BBVA Group

The estimated benefit payments over the next ten years for all the companies in Spain, Mexico, Portugal and the United States are as follows:

	Millions of Euros
Expected Future Benefits for Post-Employment Commitments	2012	2013	2014	2015	2016	2017-2021
Commitments Spain	788	726	674	616	551	1,769
Of which early retirement Spain	593	534	484	427	366	885
Commitments Mexico	58	57	60	64	69	417
Commitments Portugal	4	4	5	5	5	32
Commitments The United States	9	10	11	12	13	77

Total	859	797	750	697	638	2,295

27. Common stock

As of December 31, 2011, BBVA’s share capital amounted to €2,402,571,431.47, divided into 4,903,207,003 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. There are no shares that do not represent an interest in the Bank’s common stock.

The Bank’s shares are traded on the continuous market in Spain, as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange are also traded on the Lima Stock Exchange (Peru), under an exchange agreement between these two markets.

Also, as of December 31, 2011, the shares of BBVA Banco Continental, S.A.; Banco Provincial S.A.; BBVA Colombia, S.A.; BBVA Chile, S.A.; BBVA Banco Francés, S.A. and AFP Provida were listed on their respective local stock markets, the last two also being listed on the New York Stock Exchange. BBVA Banco Francés, S.A. is also listed on the Latin American market of the Madrid Stock Exchange.

As of December 31, 2011, Manuel Jove Capellán owned 5.046% of BBVA common stock through the company Inveravante Inversiones Universales, S.L. At that date, State Street Bank and Trust Co., Chase Nominees Ltd. and The Bank of New York Mellon, SA NV, in their capacity as international custodian/depositary banks, held 7.49%, 7.13% and 3.73% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of the BBVA common stock.

On February 4, 2010, the Blackrock, Inc. company reported to the Spanish Securities and Exchange Commission (CNMV) that, as a result of the acquisition (on December 1, 2009) of the Barclays Global Investors (BGI) company, it now has an indirect holding of BBVA common stock totaling 4.45% through the Blackrock Investment Management Company.

BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its annual general meetings or restricting or placing conditions on the free transferability of BBVA shares. No agreement is known that could give rise to changes in the control of the Bank.

The changes in the heading “Common Stock” of the accompanying consolidated balance sheets were due to the following common stock increases:

2011 –

•

“Dividend Option” Program: The AGM held on March 11, 2011, under Point Five of the Agenda, resolved to perform two common stock increases, charged to voluntary reserves to implement the program called the “Dividend Option”. This confers authority on the Board of Directors, pursuant to article 297.1 a) of the Corporations Act, to indicate the date on which said common stock increases must be carried out, within one year of the date on which the agreements are made.

The BBVA Board of Directors, at its meeting on March 29, 2011 agreed to carry out the first of the common stock increases charged to reserves, mentioned above, in accordance with the terms and conditions of the “Dividend Option” program. As a result of this increase, the Bank’s common stock increased by €29,740,199.65, through the issue and circulation of 60,694,285 shares with a €0.49 par value each.

Likewise, BBVA’s Board of Directors, at its meeting on September 27, 2011, agreed to carry out the second common stock increase under the heading of reserves, in accordance with the terms and conditions agreed upon by the AGM of March 11, 2011. As a result of this increase, the Bank’s common stock increased by €38,422,617.94 through the issue and circulation of 78,413,506 shares with a €0.49 par value each.

•

Convertible bonds: The Board of Directors of BBVA, at its meeting on June 22, 2011, agreed to the mandatory conversion of all convertible bonds issued in September 2009 (see Note 23.4). The conversion took place on July 15, 2011, an interest payment date, according to the procedure established to that effect under the terms and conditions of the issue.

As a result of the conversion, an increase of the Bank’s common stock was carried out (previously approved by the Board of Directors at its meeting on July 27, 2009, in using the power delegated by the Annual General Meeting held on March 14, 2008 in point 6 of the Agenda) through the issue and circulation of 273,190,927 ordinary BBVA shares with a €0.49 par value each.

The price of the conversion was established, pursuant to the terms and conditions of the issue, as the arithmetic mean of the closing prices of the BBVA share in the Spanish stock market in the five days of trading prior to July 15, 2011, which was €7.3206 per share.

As a result, and in accordance with the conversion agreed upon by the Bank’s Board of Directors at its meeting on June 22, 2011, the common stock increase due to the conversion of those bonds totaled a nominal amount of €133,863,554.23; the total share premium stood at €1,866,057,945.96 (see Note 28).

2010 –

The BBVA Board of Directors, at a meeting held on November 1, 2010, agreed, under the delegation conferred by the AGM on March 13, 2009, under Point Five of the Agenda, carried out an increase of the Bank’s common stock with a preemptive subscription right for shareholders. This common stock increase was €364,040,190.36, through the issue and circulation of 742,939,164 new ordinary shares with a €0.49 par value each and represented through book-entry accounts. The subscription price of the shares was €6.75 per share, of which €0.49 corresponded to the par value and €6.26 corresponded to the share premium (see Note 28); therefore, the total effective amount of the common stock increase was €5,014,839,357.

Other resolutions of General Shareholders Meeting on the issue of shares and other securities –

•

Common stock Increases: The Bank’s AGM held on March 11, 2011 agreed, in Point Six of the Agenda, to confer authority on the Board of Directors to increase common stock in accordance with that stipulated in Article 297.1b) of the Corporations Act, on one or several occasions, within the legal deadline of five years from the date the Agreement takes effect, up to the maximum nominal amount of 50% of the subscribed and paid common stock on the date on which the resolution is adopted; that is €1,100,272,529.82. Likewise, an agreement was made to enable the Board of Directors to exclude the preemptive subscription right on those common stock increases in line with the terms of Article 506 of the Corporations Act. This authority is limited to 20% of the common stock of the Bank on the date the agreement is adopted.

•

Convertible securities: At the AGM held on March 14, 2008 the shareholders resolved to delegate to the Board of Directors for a five-year period the right to issue bonds, convertible and/or exchangeable into BBVA shares for a maximum total of €9,000 million. The powers include the right to establish the different aspects and conditions of each issue, including the power to exclude pre-emptive subscription right of shareholders in accordance with the Corporations Act, to determine the basis and methods of conversion and/or to exchange the Bank’s common stock to address the commitments acquired as a result of those issues.

•

Under this authorization, the Board of Directors of the Bank agreed at its meeting on July 27, 2009 to issue €2,000 million euros of convertible bonds, excluding the preemptive subscription right. The issue took place in September 2009 (see Note 23.4), and the conversion of all of the bonds in newly issued BBVA shares was completed on July 15, 2011.

•

Under this authorization, the Board of Directors of the Bank agreed at its meeting on November 22, 2011 to issue €3,475 million euros of convertible bonds. The issue of these convertible bonds is exclusively designed for the holders of retail preferred securities issued by BBVA Capital Finance, S.A.U. and BBVA International Limited, all secured by BBVA within the framework of the purchase offer for those preferred securities presented by the Company, and consequently excluding the shareholders’ preemptive subscription rights.

Finally, on December 30, 2011, mandatory convertible bonds were issued, by virtue of the subscription orders received, for a total amount of three billion four-hundred thirty million two-hundred euros (€3,430,000,200).

•

Other securities: The Bank’s AGM held on March 11, 2011 agreed to delegate to the Board of Directors, the authority to issue, within the five-year maximum period stipulated by law, on one or several occasions, directly or through subsidiaries, with the full guarantee of the Bank, any type of debt instruments, documented in obligations, bonds of any kind, promissory notes, all type of covered bonds, warrants, mortgage participation, mortgage transfers certificates and preferred securities (that are totally or partially exchangeable for shares already issued by the company itself, in the market or which can be settled in cash), or any other fixed-income securities, in euros or any other currency, that can be subscribed in cash or in kind, registered or bearer, unsecured or secured by any kind of collateral, including a mortgage guarantee, with or without incorporation of rights to the securities (warrants), subordinate or otherwise, for a limited or indefinite period of time, up to a maximum nominal amount of €250,000 million.

28. Share premium

The changes in the balances under this heading in the accompanying consolidated balance sheets are due to the common stock increases carried out in 2011 and 2010 (see Note 27).

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

29. Reserves

The breakdown of the balance for the main headings in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Reserves. Breakdown by concepts	Notes	2011	2010	2009
Legal reserve	29.1	440	367	367
Restricted reserve for retired capital	29.2	495	546	560
Reserves for balance revaluations		28	32	48
Voluntary reserves		5,854	4,169	2,918

Total reserves holding company (*)		6,817	5,114	3,893

Consolidation reserves attributed to the Bank and dependents consolidated companies.		11,123	9,246	8,181

Total Reserves		17,940	14,360	12,074

(*)	Total reserves of BBVA, S.A. (See Apendix I).

29.1 Legal reserve

The legal reserve can be used to increase the common stock provided that the remaining reserve balance does not fall below 10% of the increased capital. While it does not exceed 20% of the common stock, it can only be allocated to offset losses exclusively in the case that there are not sufficient available reserves available.

Under the amended Corporations Act, 10% of any profit made each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of the share capital. This limit of 20% of legal reserve will be reached by the Bank once the proposal for the allocation of the 2011 earnings is approved (see Note 4).

29.2 Restricted reserves

As of December 31, 2011, 2010 and 2009, the Bank’s restricted reserves are as follows:

	Millions of Euros
Restricted Reserves	2011	2010	2009
Restricted reserve for retired capital	88	88	88
Restricted reserve for Parent Company shares and loans for those shares	405	456	470
Restricted reserve for redenomination of capital in euros	2	2	2

Total	495	546	560

The restricted reserve for retired capital originated in the reduction of the nominal par value of the BBVA shares made in April 2000.

The most significant heading corresponds to restricted reserves related to the amount of shares issued by the Bank in its possession at each date as well as by the amount of customer loans outstanding at those dates that were granted for the purchase of, or are secured by, the Bank’s shares.

Finally, pursuant to Law 46/1998 on the introduction of the euro, a restricted reserve is recognized as a result of the rounding effect of the redenomination of the Bank’s common stock in euros.

Furthermore, in the individual financial statements for subsidiaries as of December 31, 2011, 2010 and 2009, restricted reserves for a total of €2,940, €2,612 and €2,140 million, respectively, were taken into consideration.

29.3 Reserves (losses) by entity

The breakdown, by company or corporate group, under the heading “Reserves” in the accompanying consolidated balance sheets is as follows:

For the purpose of allocating the reserves and accumulated losses to the consolidated companies and to the holding, the transfers of reserves arising from the dividends paid and transactions between these companies are taken into account in the period in which they took place.

	Millions of Euros
Reserves Assigned to the Consolidation Process	2011	2010	2009
Accumulated reserves (losses)
Holding Company (*)	7,711	4,760	1,676
Grupo BBVA Bancomer	5,070	4,306	4,022
BBVA Seguros, S.A.	1,422	1,275	1,052
BBVA Luxinvest, S.A.	1,231	1,231	1,239
Grupo BBVA Banco Provincial	711	593	413
Corporacion General Financiera, S.A.	677	1,356	1,334
Grupo Chile	670	540	419
Compañía de Cartera e Inversiones, S.A.	540	141	123
Cidessa Uno, S.L.	432	1,016	746
Anida Grupo Inmobiliario, S.L.	369	377	401
BBVA Suiza, S.A.	269	249	233
Grupo BBVA Continental	217	183	127
BBVA Panamá, S.A.	178	147	118
BBVA Ireland Public Limited Company	173	144	103
Bilbao Vizcaya Holding, S.A.	157	150	166
Grupo BBVA Puerto Rico	10	5	72
Finanzia, Banco de Crédito, S.A. (**)	–	(49)	146
Grupo Colombia	(38)	(173)	(243)
Compañía Chilena de Inversiones, S.L.	(84)	(87)	(135)
Grupo BBVA Banco Francés	(92)	(113)	(139)
Participaciones Arenal, S.L.	(181)	(181)	(181)
Grupo BBVA Portugal	(188)	(207)	(207)
BBVA Propiedad S.A, (formerly BBVA Propiedad, F.I.I.)	(194)	(116)	(12)
Anida Operaciones Singulares, S.L.	(816)	(424)	(22)
Grupo BBVA USA Bancshares	(852)	(960)	71
Rest	188	143	245

Subtotal	17,580	14,305	11,766

Reserves (losses) of entities accounted for using the equity method:
Grupo CITIC	431	93	31
Tubos Reunidos, S.A.	51	52	51
Servired Sociedad Española de Medios de Pago, S.A	4	12	24
Corporación IBV Participaciones Empresariales, S.A.	1	4	249
Hestenar, S.L.	(15)	(15)	(2)
Occidental Hoteles Management, S.L.	(72)	(44)	(13)
Rest	(40)	(47)	(31)

Subtotal	360	55	309

Total Reserves	17,940	14,361	12,075

(*)	Correspond to the Reserve of the Bank after adjustments made by the consolidation process.
(**)	Entity absorbed by BBVA, S.A. for accounting purposes as of January 1, 2011

30. Treasury stock

In 2011, 2010 and 2009 the Group companies performed the following transactions with shares issued by the Bank:

	2011		2010		2009
Treasury Stock	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	58,046,967	552	16,642,054	224	61,539,883	720

+ Purchases	652,994,773	4,825	821,828,799	7,828	688,601,601	6,431
- Sales and other changes	(664,643,557)	(5,027)	(780,423,886)	(7,545)	(733,499,430)	(6,835)
+/- Derivatives over BBVA shares	–	(50)	–	45	–	(92)

Balance at the end	46,398,183	300	58,046,967	552	16,642,054	224

Of which:
Held by BBVA, S.A.	1,431,838	19	2,838,798	84	8,900,623	128
Held by Corporación General Financiera, S.A.	44,938,538	281	55,207,640	468	7,740,902	96
Held by other subsidiaries	27,807		529		529
Average purchase price in euros	7.39		9.53		9.34
Average selling price in euros	7.53		9.48		8.95
Net gain or losses on transactions (Srockholders’ funds-Reserves)		(14)		(106)		(238)

The percentages of treasury stock held by the Group in 2011, 2010 and 2009 are as follows:

	2011		2010		2009
Treasury Stock	Min	Max	Min	Max	Min	Max
% treasury stock	0.649%	1.855%	0.352%	2.396%	0.020%	2.850%

The number of BBVA shares accepted by the Group in pledge as of December 31, 2011, 2010 and 2009 is as follows:

Shares of BBVA Accepted in Pledge	2011	2010	2009
Number of shares in pledge	119,003,592	107,180,992	92,503,914
Nominal value	0.49	0.49	0.49
% of share capital	2.43%	2.39%	2.47%

The number of BBVA shares owned by third parties but managed by a company in the Group as of December 31, 2011, 2010 and 2009 is as follows:

Shares of BBVA Owned by Third Parties but Managed by the Group	2011	2010	2009
Number of shares property of third parties	104,069,727	96,107,765	82,319,422
Nominal value	0.49	0.49	0.49
% of share capital	2.12%	2.14%	2.20%

31. Valuation adjustments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Valuation Adjustments	Notes	2011	2010	2009
Available-for-sale financial assets	12.4	(682)	333	1,951
Cash flow hedging		30	49	188
Hedging of net investments in foreign transactions		(158)	(158)	219
Exchange differences		(1,937)	(978)	(2,236)
Non-current assets held for sale		–	–	–
Entities accounted for using the equity method		188	(16)	(184)
Other valuation adjustments (*)		(228)	–	–

Total		(2,787)	(770)	(62)

(*)	Actuarial gains and losses (see note 2.2.12)

The balances recognized under these headings are presented net of tax.

32. Non-controlling interests

The breakdown by groups of consolidated companies of the balance under the heading “Non-controlling interests” of total equity in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Non-Controlling Interest	2011	2010	2009
BBVA Colombia Group	42	36	30
BBVA Chile Group	409	375	280
BBVA Banco Continental Group	580	501	391
BBVA Banco Provincial Group	655	431	590
BBVA Banco Francés Group	162	161	127
Other companies	45	52	45

Total	1,893	1,556	1,463

These amounts are broken down by groups of consolidated companies under the heading “Net income attributed to non-controlling interests” in the accompanying consolidated income statements:

	Millions of Euros
Net Income attributed to Non-Controlling Interests	2011	2010	2009
BBVA Colombia Group	9	8	6
BBVA Chile Group	95	89	64
BBVA Banco Continental Group	165	150	126
BBVA Banco Provincial Group	163	98	148
BBVA Banco Francés Group	44	37	33
Other companies	5	7	8

Total	481	389	385

33. Capital base and capital management

•	Capital base

Bank of Spain Circular 3/2008, of 22 May 2008, and its subsequent amendments (the most recent by Bank of Spain Circulars 4/2001, of 30 November 2011, and 9/2010 of 22 December 2010), on the calculation and control of minimum capital base requirements, regulate the minimum capital base requirements for Spanish credit institutions – both as individual entities and as consolidated groups – and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

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

Circular 3/2008 implements Spanish regulations on capital base and consolidated supervision of financial institutions, as well as adapting Spanish law to the relevant European Union Capital Requirements Directives, in compliance with the accords by the Committee on Banking Supervision of the Bank for International Settlements in Basel.

Specifically, within the framework of the new accords reached by this Committee, and its implementation by the European Commission, the transfer process to the Spanish solvency regulations under CRD2 (Directives 2009/111, 2009/27 and 2009/83) and CRD3 (Directive 2010/76) was completed. Thus, modifications affecting the definition of eligible capital, transactions related to securitizations, the monitoring of remuneration policies, management of liquidity risks and the requirements for financial instruments held for trading were incorporated into the Spanish regulatory framework.

The BBVA Group is adapting the ongoing regulatory changes and, in addition, is preparing for the significant modifications that will take place in the regulatory framework for solvency of financial entities in 2013, as regards the capital framework for banks (known as “Basel III”) and insurance entities (“Solvency II”):

As of December 31, 2011, 2010 and 2009, the Group’s capital exceeded the minimum capital base level required by Bank of Spain regulations in force on each date as shown below:

	Millions of Euros
Capital Base	2011 (*)	2010	2009
Basic equity	35,491	34,343	27,114
Common Stock	2,403	2,201	1,837
Parent company reserves	33,656	28,738	20,892
Reserves in consolidated companies	1,552	1,720	1,600
Non-controlling interests	1,662	1,325	1,245
Other equity instruments	5,189	7,164	7,130
Deductions (Goodwill and others)	(10,839)	(10,331)	(8,177)
Attributed net income (less dividends)	1,868	3,526	2,587
Additional equity	5,944	7,472	12,116
Other deductions	(5,303)	(4,477)	(2,133)
Additional equity due to mixed group (**)	1,070	1,291	1,305

Total Equity	37,202	38,629	38,402

Minimum equity required	26,462	25,066	23,282

(*)	Provisional data.
(**)	Mainly insurance companies in the Group.

The main changes in 2011 in the amounts of capital resources shown in the above table have been:

•	The capital increases under the “Dividend Option” program mentioned in Notes 4 and 27.

•	The goodwill recognized for the acquisition of Garanti mentioned in Note 20.1, which increases the deduction in Capital Base.

•	The impairment of goodwill of the CGU of the United States mentioned in Note 20.1, which reduces the deduction in Capital Base.

•	The operation involving the repurchase of preferred securities and subsequent issue of convertible bonds, mentioned in Note 23.4.

•

However, the conversion of the Convertible Bonds mentioned in Notes 23.4 and 27 has had no impact on the total calculation of the Group’s capital base, given that said bonds were already considered eligible for the purposes of the Group’s basic funds from the date on which they were subscribed and paid since they were obligatorily convertible upon maturity.

In addition to that established in Circular 3/2008, Spanish financial groups and entities must comply with the capital requirements set forth by Royal Decree-Law 2/2011 of 18 February 2011 reinforcing the Spanish financial system. This standard was issued for the purpose of reinforcing the solvency of the Spanish financial entities. It thus established a new minimum requirement in terms of core capital on risk-weighted assets which is more restrictive than the one set out in the aforementioned Circular, and that must be greater than 8% or 10%, as appropriate. This new ratio, which had a temporary purpose, had to be satisfied prior to March 10, 2011, without the BBVA Group having to take any extraordinary actions to adapt to it.

As of December 31, 2011, the Group’s capital exceeded the minimum capital base level required by Royal Decree-Law 2/2011, together with the last issue of mandatory convertible bonds into shares (at the discretion of the issuer on any date of the payment of the remuneration), that comply with the eligibility requirements of the European Banking Authority (EBA), totaled approximately €5,700 million.

•	Stress test and new recommendations on minimum capital levels

In the first half of 2011, 91 of the main European financial institutions underwent stress tests coordinated by the European Banking Authority (EBA) in cooperation with the European Central Bank (ECB), the European Commission and the European Systemic Risk Board (ESRB).

The results of these stress tests, released on July 15, 2011, showed that the BBVA Group was one of the European institutions that best maintained its solvency levels, even in the most adverse scenario anticipated at the time, which incorporated the impact of a possible sovereign risk crisis and a substantial reduction in the valuation of the real estate assets.

On October 26, 2011, the EBA, in cooperation with the competent national authorities, announced the conducting of a study on the capital levels of 71 financial institutions throughout Europe based on data available as of September 30, 2011.

As a result of this study and in order to restore market confidence in the European financial system, the EBA issued the recommendation of reaching, as of June 30, 2012, a new minimum capital level in the ratio known as Core Tier 1 (“CT1”), on an exceptional and temporary basis, in order to address, among other issues, the current situati0n of the sovereign risk crisis in Europe. This new recommended level is temporary in nature; as such, the EBA has announced its intention to lift it once confidence in the European financial markets is restored.

Based on the information released on December 8, 2011, the BBVA Group would need to increase its capital base by €6,329 million in order to reach this minimum level set for the CT1 ratio as of June 30, 2012. Of this amount, €2,313 million correspond to the temporary increase in the capital base for exposure to the aforementioned sovereign risk.

On January 20, 2012, the BBVA Group submitted to the Bank of Spain a specific action plan following the recommendations of the EBA that will enable it to reach the minimum level set for the CT1 ratio at the end of June 2012. This plan is being examined by the Bank of Spain jointly with the EBA.

The measures already taken under this plan include the issue of convertible subordinated debentures completed on December 30, 2011 (see Note 23.4). This action, together with organic generation of capital and other additional measures envisaged in the plan will enable the BBVA Group to comply with the recommendations issued by the EBA without having to apply for government aid. As of December 31, 2011, 84% of the recommended capital base increase had been reached.

•	Capital management

Capital management in the BBVA Group has a twofold aim:

–	Maintain a level of capitalization according to the business objectives in all countries in which it operates and, simultaneously,

–

Maximize the return on shareholders’ funds through the efficient allocation of capital to the different units, a good management of the balance sheet and appropriate use of the various instruments forming the basis of the Group’s equity: shares, preferred securities and subordinate debt.

This capital management is carried out in accordance with the criteria of the Bank of Spain Circular 3/2008 and subsequent amendments both in terms of determining the capital base and the solvency ratios.

This regulation allows each entity to apply its own internal ratings based (IRB) approach to risk and capital management. The BBVA Group carries out an integrated management of these risks in accordance with its internal policies (see Note 7) and its internal capital estimation model has received the Bank of Spain’s approval for certain portfolios.

Capital is allocated to each business area of the BBVA Group (see Note 6) according to economic risk capital (ERC) criteria, which are based on the concept of unexpected loss with a specific confidence level, as a function of a solvency target determined by the Group, at two levels:

•	Core capital, which determines the allocated capital and is used as a reference to calculate the return on equity (ROE) generated by each business; and

•	Total capital, which determines the additional allocation in terms of subordinate debt and preferred securities.

Due to its sensitivity to risk, CaR is an element linked to management policies of the BBVA Group businesses themselves. It standardizes capital allocation between them in accordance with the risks incurred and makes it easier to compare profitability. The calculation of the CaR combines credit risk, market risk, structural risk associated with the balance sheet, equity positions, operational risk, fixed assets risks and technical risks in the case of insurance companies. Internal models were used that have been defined following the guidelines and requirements established under the Basel II Capital Accord, with economic criteria prevailing over regulatory ones.

34. Contingent risks and commitments

The breakdown of the balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Guarantees and Drawable by Third Parties	2011	2010	2009
Contingent Risks
Collateral, bank guarantees and indemnities	31,103	28,092	26,266
Rediscounts, endorsements and acceptances	88	49	45
Rest	8,713	8,300	6,874

Total Contingent Risks	39,904	36,441	33,185

Contingent Commitments
Drawable by third parties:	88,978	86,790	84,925
Credit institutions	2,417	2,303	2,257
Government and other government agency	3,143	4,135	4,567
Other resident sectors	24,119	27,201	29,604
Non-resident sector	59,299	53,151	48,497
Other commitments	4,788	3,784	7,398

Total Contingent Commitments	93,766	90,574	92,323

Total contingent Risks and Commitments	133,670	127,015	125,508

Since a significant portion of the amounts above will reach maturity without any payment obligation materializing for the consolidated companies, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

In 2011, 2010 and 2009 no issuances of debt securities carried out by associate entities of the BBVA Group, jointly controlled entities (accounted for using the equity method) or non-Group entities have been guaranteed.

35. Assets assigned to other own and third-party obligations

In addition to those mentioned in other notes in these annual financial statements (see Notes 13 and 26) as of December 31, 2011, 2010 and 2009, the assets of consolidated entities that guaranteed their own obligations amounted to €101,108 million, €81,631 million and €81,231 million, respectively. These amounts mainly correspond to the issue of long-term covered bonds (see Note 23.3) which, pursuant to the Mortgage Market Act, are admitted as third-party collateral (€62,908 million as of December 31, 2011) and to assets allocated as collateral for certain lines of short-term finance assigned to the BBVA Group by central banks (€35,916 million as of December 31, 2011).

As of December 31, 2011, 2010 and 2009, there were no other BBVA Group assets linked to any third-party obligations.

36. Other contingent assets and liabilities

As of December 31, 2011, 2010 and 2009, there were no contingent assets or liabilities for significant amounts other than those registered in the financial statements attached.

37. Purchase and sale commitments and future payment obligations

The breakdown of sale and purchase commitments of the BBVA Group as of December 31, 2011, 2010 and 2009 is as follows:

		Millions of Euros
Purchase and Sale Commitments	Notes	2011	2010	2009
Financial instruments sold with repurchase commitments		77,138	57,883	32,409
Central Banks	9	9,199	82	1,156
Credit Institutions	23.1	23,452	16,314	16,263
Government and other government agencies	23.2	24,016	12,920	389
Other resident sectors	23.2	14,154	23,197	10,186
Non-resident sectors	23.2	6,317	5,370	4,415
Financial instruments purchased with resale commitments		11,110	12,916	7,023
Central Banks	9	495	334	579
Credit Institutions	13.1	5,788	7,822	5,457
Government and other government agencies	13.2	–	9	–
Other resident sectors	13.2	4,621	4,624	178
Non-resident sectors	13.2	206	127	809

Below is a breakdown of the maturity of other future payment obligations, not registered in previous Notes, due later than December 31, 2011:

	Millions of Euros
Maturity of Future Payment Obligations	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Finance leases	–	–	–	–	–
Operating leases	130	38	35	104	307
Purchase commitments	40	–	–	–	40
Technology and systems projects	19	–	–	–	19
Other projects	21	–	–	–	21

Total	170	38	35	104	347

38. Transactions for the account of third parties

As of December 31, 2011, 2010 and 2009, the details of the most significant items under this heading are as follows:

	Millions of Euros
Transactions on Behalf of Third Parties	2011	2010	2009
Financial instruments entrusted by third parties	540,519	534,243	530,109
Conditional bills and other securities received for collection	6,681	4,256	4,428
Securities received in credit	2,303	999	489

As of December 31, 2011, 2010 and 2009, the off-balance sheet customer funds managed by the BBVA Group are as follows:

	Millions of Euros
Off-Balance Sheet Customer Funds by Type	2011	2010	2009
Commercialized by the Group
Investment companies and mutual funds	43,134	41,006	39,849
Pension funds	73,783	72,598	57,264
Customer portfolios managed on a discretionary basis	26,349	25,435	26,501
Of which:
Portfolios managed on a discretionary	11,179	10,494	10,757
Commercialized by the Group managed by third parties outside the Group
Investment companies and mutual funds	50	76	85
Pension funds	17	21	24
Saving insurance contracts	–	–	–

Total	143,333	139,136	123,723

39. Interest Income and Expense and Similar Items

39.1. Interest and similar income

The breakdown of the interest and similar income recognized in the accompanying consolidated income statement is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Origin.	2011	2010	2009
Central Banks	250	239	254
Loans and advances to credit institutions	535	402	631
Loans and advances to customers	18,729	16,002	18,119
Government and other government agency	767	485	485
Resident sector	6,135	5,887	7,884
Non resident sector	11,827	9,630	9,750
Debt securities	3,413	3,080	3,342
Held for trading	1,090	956	1,570
Available-for-sale financial assets and held-to-maturity investments	2,323	2,124	1,772
Rectification of income as a result of hedging transactions	(198)	63	177
Insurance activity	992	975	940
Other income	467	373	312

Total	24,188	21,134	23,775

The amounts recognized in consolidated equity during the year in connection with hedging derivatives and the amounts derecognized from consolidated equity in 2011, 2010 and 2009 and taken to the consolidated income statement during the year are disclosed in the accompanying consolidated statements of recognized income and expenses.

The following table shows the adjustments in income resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Income Resulting from Hedge Accounting	2011	2010	2009
Cash flow hedging	62	213	295
Fair value hedging	(260)	(150)	(118)

Total	(198)	63	177

39.2. Interest and similar expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Interest and Similar Expenses. Breakdown by Origin	2011	2010	2009
Bank of Spain and other central banks	164	184	202
Deposits from credit institutions	1,512	1,081	1,511
Customers deposits	5,471	3,570	4,312
Debt certificates	2,854	2,627	2,681
Subordinated liabilities	693	829	1,397
Rectification of expenses as a result of hedging transactions	(1,025)	(1,587)	(1,215)
Cost attributable to pension funds (Note 26)	259	259	274
Insurance activity	694	707	679
Other charges	406	144	52

Total	11,028	7,814	9,893

The following table shows the adjustments in expenses resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Expenses Resulting from Hedge Accounting	2011	2010	2009
Cash flow hedging	–	–	(35)
Fair value hedging	(1,025)	(1,587)	(1,180)

Total	(1,025)	(1,587)	(1,215)

39.3. Average return on investments and average borrowing cost

The detail of the average return on investments in 2011, 2010 and 2009 is as follows:

	Millions of Euros
	2011			2010			2009
Asset	Average Balances	Interest and Similar Income	Interest Rates (%)	Average Balances	Interest and Similar Income	Interest Rates (%)	Average Balances	Interest and Similar Income	Interest Rates (%)
Cash and balances with central banks	21,245	250	1.18	21,342	239	1.12	18,638	253	1.36
Securities portfolio and derivatives	141,780	4,238	2.99	145,990	3,939	2.70	138,030	4,207	3.05
Loans and advances to credit institutions	26,390	639	2.42	25,561	501	1.96	26,152	697	2.66
Loans and advances to customers	341,922	18,846	5.51	333,021	16,296	4.89	328,969	18,498	5.62
Euros	219,887	7,479	3.40	219,857	7,023	3.19	222,254	9,262	4.17
Foreign currency	122,034	11,367	9.31	113,164	9,273	8.19	106,715	9,236	8.65
Other finance income	–	215	–	–	159	–	–	120	–
Other assets	37,241	–	–	32,894	–	–	31,180	–	–

Totals	568,579	24,188	4.25	558,808	21,134	3.78	542,969	23,775	4.38

The average borrowing cost in 2011, 2010 and 2009 is as follows:

	Millions of Euros
	2011			2010			2009
Liabilities	Average Balances	Interest and Similar Expenses	Interest Rates (%)	Average Balances	Interest and Similar Expenses	Interest Rates (%)	Average Balances	Interest and Similar Expenses	Interest Rates (%)
Deposits from central banks and credit institutions	77,382	2,037	2.63	80,177	1,515	1.89	74,017	2,143	2.89
Customer deposits	276,683	5,644	2.04	259,330	3,550	1.37	249,106	4,056	1.63
Euros	153,514	2,419	1.58	121,956	1,246	1.02	116,422	1,326	1.14
Foreign currency	123,169	3,225	2.62	137,374	2,304	1.68	132,684	2,730	2.06
Debt certificates and subordinated liabilities	109,860	2,613	2.38	119,684	2,334	1.95	120,228	3,098	2.58
Other finance expenses	–	734	–	–	415	–	–	596	–
Other liabilities	65,980	–	–	66,541	–	–	70,020	–	–
Equity	38,674	–	–	33,076	–	–	29,598	–	–

Totals	568,579	11,028	1.94	558,808	7,814	1.40	542,969	9,893	1.82

The change in the balance under the headings “Interest and similar income” and “Interest and similar expenses” in the accompanying consolidated income statements is the result of changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

	Millions of Euros
	2011 / 2010			2010 / 2009
Interest Income and Expense and Similar Items. Change in the Balance	Volume Effect (1)	Price Effect (2)	Total Effect	Volume Effect (1)	Price Effect (2)	Total Effect
Cash and balances with central banks	(1)	12	11	37	(51)	(14)
Securities portfolio and derivatives	(114)	413	299	243	(511)	(268)
Loans and advances to credit institutions	16	122	138	(16)	(179)	(195)
Loans and advances to customers	436	2,114	2,550	228	(2,429)	(2,201)
Euros	1	455	456	(100)	(2,139)	(2,239)
Foreign currency	727	1,367	2,094	558	(521)	37
Other assets	–	56	56	–	39	39

Interest and similar incomes	370	2,684	3,054	693	(3,333)	(2,641)

Deposits from central banks and credit institutions	(53)	575	522	178	(806)	(628)
Customer deposits	238	1,855	2,093	166	(672)	(505)
Euros	323	850	1,173	63	(143)	(80)
Foreign currency	(238)	1,159	920	96	(522)	(425)
Debt certificates and subordinated liabilities	(192)	471	279	(14)	(750)	(764)
Other liabilities	–	320	320	–	(181)	(181)

Interest and similar expenses	137	3,077	3,214	288	(2,367)	(2,079)

Net Interest Income			(160)			(562)

(1)	The volume effect is calculated as the result of the interest rate of the initial period multiplied by the difference between the average balances of both periods.
(2)	The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the interest rates of both periods.

40. Dividend income

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 41), as can be seen in the breakdown below:

	Millions of Euros
Dividend Income	2011	2010	2009
Dividends from:
Financial assets held for trading	119	157	131
Available-for-sale financial assets	443	372	312

Total	562	529	443

41. Share of profit or loss of entities accounted for using the equity method

The breakdown of the share of profit or loss of entities accounted for using the equity method in the accompanying consolidated income statements is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	2011	2010	2009
CITIC Group	602	337	164
Corporación IBV Participaciones Empresariales, S.A.	6	16	18
Occidental Hoteles Management, S.L.	(19)	(29)	(31)
Hestenar, S.L.	–	–	(13)
Rest	11	11	(18)

Total	600	335	120

42. Fee and commission income

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Income	2011	2010	2009
Commitment fees	157	133	97
Contingent risks	318	282	260
Letters of credit	54	45	42
Bank and other guarantees	264	237	218
Arising from exchange of foreign currencies and banknotes	25	19	14
Collection and payment services income	2,694	2,500	2,573
Bills receivables	66	60	77
Current accounts	360	402	229
Credit and debt cards	1,619	1,384	1,386
Checks	229	263	453
Transfers and others payment orders	294	274	274
Rest	125	117	154
Securities services income	1,645	1,651	1,636
Securities underwriting	70	64	73
Securities dealing	200	181	188
Custody securities	330	357	304
Investment and pension funds	904	898	916
Rest assets management	140	151	155
Counselling on and management of one-off transactions	13	11	7
Financial and similar counselling services	56	60	43
Factoring transactions	33	29	27
Non-banking financial products sales	97	102	83
Other fees and commissions	581	595	565

Total	5,618	5,382	5,305

43. Fee and commission expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Expenses	2011	2010	2009
Brokerage fees on lending and deposit transactions	4	5	7
Fees and commissions assigned to third parties	748	578	610
Credit and debt cards	609	449	410
Transfers and others payment orders	35	28	31
Securities dealing	16	16	21
Rest	88	85	148
Other fees and commissions	306	262	258

Total	1,058	845	875

44. Net gains (losses) on financial assets and liabilities (net)

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Heading of the Balance Sheet	2011	2010	2009
Financial assets held for trading	1,054	643	321
Other financial assets designated at fair value through profit or loss	4	83	79
Other financial instruments not designated at fair value through profit or loss	56	715	492
Available-for-sale financial assets	82	653	504
Loans and receivables	33	25	20
Rest	(59)	37	(32)

Total	1,114	1,441	892

The breakdown of the balance under this heading in the accompanying income statements by the nature of financial instruments is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Nature of the Financial Instrument	2011	2010	2009
Debt instruments	450	782	875
Equity instruments	(322)	(318)	1,271
Loans and advances to customers	37	34	38
Derivatives	876	847	(1,318)
Customer deposits	4	–	(2)
Rest	69	96	29

Total	1,114	1,441	892

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Derivatives Trading and Hedging	2011	2010	2009
Trading derivatives
Interest rate agreements	(208)	133	(213)
Security agreements	831	712	(993)
Commodity agreements	46	(5)	(2)
Credit derivative agreements	(11)	(63)	(130)
Foreign-exchange agreements	297	79	64
Other agreements	2	(1)	10

Subtotal	957	855	(1,264)

Hedging Derivatives Ineffectiveness
Fair value hedging	(31)	(8)	(55)
Hedging derivative	(112)	(127)	58
Hedged item	81	119	(113)
Cash flow hedging	(50)	–	1

Subtotal	(81)	(8)	(54)

Total	876	847	(1,318)

In addition, in 2011, 2010 and 2009, under the heading “Exchange differences (net)” of the income statement, net amounts of positive €5 million, negative €287 million and positive €52 million, respectively, were registered for transactions with foreign exchange trading derivatives.

45. Other operating income and expenses

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Income	2011	2010	2009
Income on insurance and reinsurance contracts	3,317	2,597	2,567
Financial income from non-financial services	656	647	493
Of Which: Real estate companies	177	202	42
Rest of other operating income	275	299	340
Of Which: Net operating income from rented buildings	54	60	57

Total	4,247	3,543	3,400

The breakdown of the balance under the heading “Other operating expenses” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Expenses	2011	2010	2009
Expenses on insurance and reinsurance contracts	2,436	1,815	1,847
Change in inventories	298	554	417
Of Which: Real estate companies	161	171	29
Rest of other operating expenses	1,308	879	889
Of Which: Contributions to guaranted banks deposits funds	467	386	323

Total	4,042	3,248	3,153

46. Administration costs

46.1 Personnel expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of Euros
Personnel Expenses	Notes	2011	2010	2009
Wages and salaries		4,122	3,740	3,607
Social security costs		627	567	531
Defined-benefit plan expense	26.2	51	37	44
Defined-contribution plan expense	26.1	80	84	68
Other personnel expenses		431	386	401

Total		5,311	4,814	4,651

The breakdown of the average number of employees in the BBVA Group in 2011, 2010 and 2009, by professional categories and geographical areas, is as follows:

	Average number of employees
Average Number of Employees by Geographical Areas (*)	2011	2010	2009
Spanish banks
Executive managers	1,115	1,084	1,043
Other line personnel	21,103	20,901	20,700
Clerical staff	4,364	4,644	5,296
Branches abroad	846	666	653

Subtotal	27,428	27,295	27,692

Companies abroad
Mexico	27,108	26,693	26,675
Venezuela	5,418	5,592	5,935
Argentina	4,844	4,247	4,156
Colombia	4,439	4,317	4,289
Peru	4,675	4,379	4,222
United States	11,361	11,033	10,705
Other	5,620	4,796	4,839

Subtotal	63,465	61,057	60,821

Pension fund managers	6,721	6,229	5,642
Other non-banking companies	12,080	10,174	10,261

Total	109,694	104,755	104,416

(*)	Turkey is not included.

The breakdown of the average number of employees in the BBVA Group as of December 31, 2011, 2010 and 2009, by categories and gender, is as follows:

Number of Employees at the end of year Professional Category and Gender	2011		2010		2009
	Male	Female	Male	Female	Male	Female
Executive managers	1,723	361	1,659	338	1,646	328
Other line personnel	24,891	21,920	23,779	20,066	21,960	18,687
Clerical staff	26,346	35,404	26,034	35,100	26,913	34,187

Total	52,960	57,685	51,472	55,504	50,519	53,202

46.1.1 BBVA Group general remuneration policy

The BBVA Group considers its remuneration policy to be a key element in value creation. Therefore, the Group has developed an advanced remuneration scheme based on the reciprocal generation of value for employees and for the Group that is in line with the interests of the shareholders and that hinges on prudent risk management.

The Group’s remuneration policy includes, amongst others, the following elements:

–	Fixed remuneration based on the level of responsibility, which constitutes a significant part of the total compensation.

–	Variable remuneration that is linked to the realization of previously-defined objectives and prudent management of risks, and also takes current and future risks into consideration.

In the general framework of its remuneration policy, BBVA has introduced several principles to be applied specifically to the group of individuals who, within the BBVA Group, carry out professional activities that could significantly affect the entity’s risk profile or who exercise supervisory functions. These individuals include the executive directors and members of the Management Committee, who are listed below.

–	In the total remuneration, the fixed and variable components are duly balanced, and the fixed component is sufficient to allow the variable remuneration elements to be designed in a flexible manner.

–

In the case of employees who carry out supervisory functions, the variable remuneration will depend more heavily on the objectives related to their functions, by favoring their independence in terms of the business areas they supervise.

–	The variable remuneration scheme seeks a balance between the amounts to receive in cash and in shares or financial instruments.

–	The payments of a part of the total variable remuneration are deferred.

–	Clauses have been established that may limit or impede, in certain cases, the receipt of part of the outstanding deferred variable remuneration.

Based on these principles, a specific settlement and payment system for Annual Variable Remuneration was developed. It is made up of an ordinary variable remuneration, applicable to all employees, and a specific incentive in shares for the management team, the group indicated above. It has been adapted to the requirements established in Directive 76/2010, which was transposed to Spanish law by means of Royal Decree 771/2011, and is as follows:

–	For each one of the Annual Variable Remuneration payments, at least 50 percent of the total will be paid in BBVA shares.

–

The payment of 40 percent of the Annual Variable Remuneration, both from the part in cash and the part paid in shares, will be deferred. The deferred amount will be paid out in thirds over the next three years.

–	The percent deferred increases in the case of executive directors and members of the Management Committee up to 50 percent of their Annual Variable Remuneration.

–

The shares that are paid will be unavailable for a period of one year starting from the date of their provision. This retention is applied on the net amount of the shares, after discounting the part necessary to make the tax payment for the shares received.

–	No hedging transactions can be carried out on the shares received as Annual Variable Remuneration.

46.1.2 Equity-instrument-based employee remuneration

BBVA understands that to better align the interests of its shareholders and to promote the generation of long-term value, it must maintain a specific variable share-based remuneration system for the Bank’s executives, considering their special influence on the Group’s strategy and earnings.

•	Multi-year Variable Remuneration Plan 2010/2011

The Bank’s Annual General Meeting held on March 12, 2010 approved a Multi-Year Variable Share-Based Remuneration Program for 2010/2011 designed for the members of BBVA’s executive team. The result is obtained by multiplying the number of units assigned at the start of the Program to each beneficiary by a coefficient, between 0 and 2, established based on the evolution of the Bank’s total shareholders return (TSR) in 2010/2011 as compared to the evolution of this same indicator in a group of 18 international reference banks.

Once the Program’s duration is finalized, on December 31, 2011, a multiplier coefficient of 2 is applied to the units assigned to each beneficiary. These units reached 3,215,909 as of December 31, 2011.

This Program incorporated some restrictions to granting shares to the beneficiaries after the settlement. These shares are available as follows:

•	40 percent of the shares received shall be freely transferable by the beneficiaries at the time of their delivery;

•	30 percent of the shares are transferable one year after the settlement date of the Program; and

•	The remaining 30 percent are transferable starting two years after the settlement date of the Program.

After this Program was established by the AGM, Royal Decree 771/2011 was published demanding the application of certain deferment, unavailability and limitation regulations to the remuneration granted and still unpaid prior to it taking effect, referring to services rendered since 2010.

Thus, this standard and the requirements established in the aforementioned Royal Decree 771/2011 must be applied to the 2010/2011 Program. Therefore, the AGM of the Bank set for March 16, 2012 will address the modification of the settlement and payment system of the 2010/2011 Program previously approved by the AGM to adapt it to the terms established in Royal Decree 771/2011. These specific standards will only apply to those executives, including executive directors and members of the Management Committee, who are beneficiaries of this Program and whose professional activity may significantly influence the entity’s risk profile. The settlement and payments of the shares corresponding to this Program will be made in line with the scheme defined for that effect, as explained in Note 56.

•	BBVA Compass Long-Term Incentive Plan –

The Remuneration Committee of BBVA Compass has approved various long-term remuneration plans with BBVA shares for members of the management team and key employees of the entity and its affiliates. Currently, the following programs are in effect:

•

2009-2011 Plan: On November 27, 2009, the Remuneration Committee of BBVA Compass agreed to increase the number of ADS in the existing plan and set up a new plan for the 2009-2011 period, with a completion date of December 31, 2011.

This plan consists of granting “units” or theoretical shares to management staff (similar to those described above) and the granting of “restricted share units” to the rest of the beneficiaries of the Plan.

•

2010-2012 Plan: In May 2010, the Remuneration Committee of BBVA Compass approved a new long-term share-based remuneration plan solely for members of the executive team of BBVA Compass and its affiliates, for the period 2010-2012, with the completion date on December 31, 2012.

As of December 31, 2011, the maximum number of “units” and “restricted share units” for covering the payment from both plans was 1,727,384. During the period of operation of each of these plans, the sum of the commitment to be accounted for at year-end is obtained by multiplying the number of “units” assigned by the expected share price and the expected value of the multiplier coefficient, both estimated at the date of the entry into force of each of the plans.

•	Variable Share-based Remuneration System

BBVA’s Ordinary General Meeting of Shareholders held on March 11, 2011 approved a new variable share-based remuneration system for BBVA’s executive team (hereinafter, “the System”).

This new system is based on a specific incentive for the members of the Executive Team (the “Incentive”). It consists of the annual allocation, to each beneficiary, of a number of units that serve as the basis for determining the number of shares that, if applicable, will correspond to them in the settlement of the Incentive based on the level of compliance with three indicators: Total Shareholder Return (TSR), the Group’s attributed net income and the Group’s recurrent Economic Profit (EP). Each of these indicators is scored from 0 to 2, based on the level achieved.

Once the Incentive terminated, on December 31, 2011, a multiplier coefficient of 1.3175 was applied to the units assigned to the beneficiaries. These units reached 6,604,768 as of December 31, 2011.

The resulting shares are subject to the following retention criteria:

•	40 percent of the shares received shall be freely transferable by the beneficiaries at the time of their delivery;

•	30 percent of the shares are transferable one year after the settlement date of the incentive; and

•	The remaining 30 percent are transferable starting two years after the settlement date of the incentive.

However, for those executives, including executive directors and members of the Management Committee, who are beneficiaries of this Incentive and whose professional activity may significantly influence the entity’s risk profile, special regulations for settlement and payments are applied to their Annual Variable Remuneration System. This is in line with the scheme defined for that effect, as explained in Note 56.

The cost of said plans is accrued throughout their life. The expense associated in 2011, 2010 and 2009 for those plans reached €51 million, €33 million and €18 million, respectively. It is recognized under the heading “Personnel expenses – Other personnel expenses” in the accompanying consolidated income statements, and a balancing entry has been made under the heading “Stockholders’ funds – Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.

46.2 General and administrative expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
General and Administrative Expenses	2011	2010	2009
Technology and systems	662	563	577
Communications	299	284	254
Advertising	378	345	262
Property, fixtures and materials	849	750	643
Of which: Rent expenses (*)	475	397	304
Taxes	359	322	266
Other administration expenses	1,246	1,129	1,009

Total	3,793	3,393	3,011

(*)	The consolidated companies do not expect to terminate the lease contracts early.

47. Depreciation and amortization

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of Euros
Depreciation and Amortization	Notes	2011	2010	2009
Tangible assets	19	513	470	435
For own use		495	448	416
Investment properties		10	15	11
Operating lease		8	7	8
Other Intangible assets	20.2	334	291	262

Total		847	761	697

48. Provisions (net)

In 2011, 2010 and 2009, the net allowances charged to the income statement under the headings “Provisions for pensions and similar obligations”, “Provisions for contingent risks and commitments”, “Provisions for taxes and other legal contingencies” and “Other provisions” in the accompanying consolidated income statements are as follows:

		Millions of Euros
Provisions (Net)	Notes	2011	2010	2009
Provisions for pensions and similar obligations	26	365	405	552
Provisions for contingent risks and commitments	7.1.8	(6)	22	(170)
Provisions for taxes and other legal contingencies	25	41	6	5
Other Provisions	25	110	49	71

Total		510	482	458

49. Impairment losses on financial assets (net)

The breakdown of impairment losses on financial assets by the nature of those assets in the accompanying consolidated income statements is as follows:

		Millions of Euros
Impairment Losses on Financial Assets (Net)	Notes	2011	2010	2009
Available-for-sale financial assets	12	25	155	277
Debt securities		10	4	167
Other equity instruments		15	151	110
Held-to-maturity investments	14	–	–	(3)
Loans and receivables	7.1.8	4,201	4,563	5,196
Of which:
Recovery of written-off assets		327	253	187

Total		4,226	4,718	5,470

50. Impairment losses on other assets (net)

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

		Millions of Euros
Impairment Losses on Other Assets (Net)	Notes	2011	2010	2009
Goodwill	20.1 – 17	1,444	13	1,100
Other intangible assets	20.2	–	–	–
Tangible assets	19	80	92	155
For own use		7	9	62
Investment properties		73	83	93
Inventories	22	358	370	334
Rest		3	14	29

Total		1,885	489	1,618

51. Gains (losses) on derecognized assets not classified as non-current assets held for sale

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains and Losses on Derecognized Assets Not Classified as Non-current Assets Held for Sale	2011	2010	2009
Gains
Disposal of investments in entities	56	40	6
Disposal of tangible assets and other	34	17	28
Losses:
Disposal of investments in entities	(38)	(11)	(2)
Disposal of tangible assets and other	(6)	(5)	(12)

Total	46	41	20

52. Gains (losses) on non-current assets held for sale not classified as discontinued transactions

The main headings included in the balance under this heading in the accompanying consolidated income statements are as follows:

		Millions of Euros
Gains (Losses) in Non-current Assets Held for Sale	Notes	2011	2010	2009
Gains for real estate		127	374	986
Of which:
Foreclosed		(9)	17	5
Sale of buildings for own use (Note 16.1)	16	95	285	925
Impairment of non-current assets held for sale	16	(397)	(247)	(127)
Gains on sale of available-for-sale financial assets		–	–	–

Total		(270)	127	859

“Gains for real estate” for 2011, 2010 and 2009 correspond, fundamentally, to the sale of real estate in Spain with subsequent leaseback by the Group. Profits on sales of €67, €273 and €914 million for 2011, 2010 and 2009, respectively, were generated (Note 16.1).

53. Consolidated statements of cash flows

Cash flows from operating activities increased in 2011 by €19,811 million (€8,503 million in 2010). The most significant causes of the change in 2011 occurred under the headings of “Loans and receivables”, “Financial liabilities at amortized cost”, “Available-for-Sale Financial Assets” and “Financial instruments held for trading”.

The most significant variations in cash flows in investing activities in 2011 correspond to the headings “Subsidiaries and other business units” for the purchase of a 25.01% holding in the share capital of Turkiye Garanti Bankasi, AS (Note 3); “Tangible assets” for new property, plants and equipment for own use and finance leases granted (Note 19); “Non-current assets held for sale” for net entries in foreclosed assets (Note 16) and “Held-to-maturity” for amortizations of the portfolio (Note 14).

Cash flows from financing activities decreased in 2011 €1,269 million (€1,148 million up in 2010), corresponding to the most significant changes in 2011 in the acquisition and amortization of own equity instruments.

The table below breaks down the main cash flows related to investing activities in 2011, 2010 and 2009:

Main Cash Flows in Investing Activities 2011	Millions of Euros
	Cash Flows in Investment Activities
	Investments (-)	Divestments (+)
Tangible assets	1,313	175
Intangible assets	612	1
Investments	430	–
Subsidiaries and other business units	4,653	18
Non-current assets held for sale and associated liabilities	1,516	870
Held-to-maturity investments	–	838
Other settlements related to investment activities	–	–

	Millions of Euros
Main Cash Flows in Investing Activities 2010	Cash Flows in Investment Activities
	Investments (-)	Divestments (+)
Tangible assets	1,040	261
Intangible assets	464	6
Investments	1,209	1
Subsidiaries and other business units	77	69
Non-current assets held for sale and associated liabilities	1,464	1,347
Held-to-maturity investments	4,508	–
Other settlements related to investment activities	–	–

	Millions of Euros
Main Cash Flows in Investing Activities 2009	Cash Flows in Investment Activities
	Investments (-)	Divestments (+)
Tangible assets	931	793
Intangible assets	380	147
Investments	2	1
Subsidiaries and other business units	7	32
Non-current assets held for sale and associated liabilities	920	780
Held-to-maturity investments	156	–
Other settlements related to investment activities	–	–

54. Accountant fees and services

The details of the fees for the services contracted by the companies of the BBVA Group in 2011 with their respective auditors and other audit companies are as follows:

Millions of Euros
Fees for Audits Conducted	2011
Audits of the companies audited by firms belonging to the Deloitte worldwide organization and other reports related with the audit	17.6
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organization	3.5
Fees for audits conducted by other firms	–

In 2011, other companies in the BBVA Group contracted other services (other than audits) as follows:

Millions of Euros
Other Services Contracted	2011
Firms belonging to the Deloitte worldwide organization	3.4
Other firms	18.5

(*)	Including €908 thousand related to fees for tax services.

The services provided by our auditors meet the independence requirements established under Law 44/2002, of 22 November 2002, on Measures Reforming the Financial System and by the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC); accordingly they did not include the performance of any work that is incompatible with the auditing function.

55. Related party transactions

As financial institutions, BBVA and other companies in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are of little relevance and are carried out in normal market conditions.

55.1 Significant transactions with shareholders

As of December 31, 2011, the balances of transactions with significant shareholders (see Note 27) correspond to “Customer deposits”, at €32 million, “Loans and advances to customers”, at €191 million and “Contingent Risk”, at €29 million, all of them in normal market conditions.

55.2 Transactions with BBVA Group entities

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and jointly controlled companies accounted for using the equity method (see Note 2.1), are as follows:

	Millions of Euros
Balances arising from transactions with Entities of the Group	2011	2010	2009
Assets:
Loans and advances to credit institutions	520	87	45
Loans and advances to customers	372	457	613
Liabilities:
Deposits from credit institutions	5	–	3
Customer deposits	94	89	76
Debt certificates	–	8	142
Memorandum accounts:
Contingent risks	68	55	36
Contingent commitments	236	327	340

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associated and jointly controlled entities that are consolidated by the equity method, are as follows:

	Millions of Euros
Balances of Income Statement arising from transactions with Entities of the Group	2011	2010	2009
Income statement:
Financial incomes	14	14	18
Financial costs	2	2	6

There were no other material effects in the consolidated financial statements arising from dealings with these companies, other than the effects from using the equity method (see Note 2.1), and from the insurance policies to cover pension or similar commitments, as described in Note 26. As of December 31, 2011, the notional amount of the futures transactions arranged by the BBVA Group with those companies amounted to €827 million (of which, €737 million correspond to futures transactions with the CITIC Group.

In addition, as part of its normal activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.

55.3 Transactions with members of the Board of Directors and the Management Committee

The information on the remuneration of the members of the BBVA Board of Directors and the Management Committee is included in Note 56.

As of December 31, 2011, there was no amount disposed of the loans granted by the Group’s credit institutions to the members of the Bank’s Board of Directors and, at that date, the loans granted by the Group’s credit institutions to the members of the Management Committee (excluding the executive directors), amounted to €6,540 thousand.

The loans granted by the Group’s credit institutions as of December 31, 2010 and 2009 to the members of the Board of Directors of the Bank amounted to €531 and €806 thousand, respectively, and, for the same periods, the loans granted by the Group’s credit institutions to members of the Management Committee (excluding the executive directors), amounted to €4,924 and €3,912 thousand, respectively.

The amount disposed of the loans granted as of December 31, 2011, 2010 and 2009 to parties related to the members of the Bank’s Board of Directors and Management Committee amounted to €20,593, €28,493 and €51,882 thousand, respectively.

As of December 31, 2011, no guarantees were granted to any member of the Board of Directors, and the amount of guarantees granted to members of the Bank’s Management Committee reached €9 thousand. As of December 31, 2010 and 2009, no guarantees, financial leases or commercial loans were granted to members of the Board of Directors or to the Bank’s Management Committee.

As of December 31, 2011, 2010 and 2009, the amount granted for guarantee, financial lease and commercial loan transactions arranged with parties related to the members of the Bank’s Board of Directors and Management Committee reached €10,825, €4,424 and €24,514 thousand, respectively.

55.4 Transactions with other related parties

As of December 31, 2011, 2010 and 2009, the Group did not perform any transactions with other related parties that did not belong to the normal course of their business, that were not under market conditions or that were relevant for the consolidated equity, income or the entity and financial situation of the BBVA Group.

56. Remuneration and other benefits of the Board of Directors and Members of the Bank’s Management Committee

•	Remuneration of non-executive directors

The remuneration paid to non-executive directors who are members of the Board of Directors during 2011 is indicated below, broken down by type of remuneration:

	Thousands of Euros
Year 2011 Remuneration of Non-Executive Directors	Board of Directors	Standing- Executive Committee	Audit Committee	Risk Committee	Appointments Committee	Compensation Committee	Total
Tomás Alfaro Drake	129	–	71	–	102	–	302
Juan Carlos Álvarez Mezquíriz	129	167	–	–	7	36	338
Ramón Bustamante y de la Mora	129	–	71	107	–	–	307
José Antonio Fernández Rivero (1)	129	–	–	214	41	–	383
Ignacio Ferrero Jordi	129	167	–	–	–	43	338
Carlos Loring Martinez de Irujo	129	–	71	–	–	107	307
José Maldonado Ramos	129	111	–	44	41	43	368
Enrique Medina Fernández	129	167	–	107	–	–	402
Jose Luis Palao García-Suelto (2)	118	–	134	62	–	–	314
Juan Pi Llorens (3)	54	–	–	27	–	11	91
Susana Rodríguez Vidarte	129	–	71	–	41	43	284

Total (4)	1,330	611	419	561	231	282	3,435

(1)	Mr. José Antonio Fernández Rivero, apart from the amounts detailed in the table above, also received a total of € 652 thousand in early retirement benefit as a former director of BBVA.
(2)	Mr. José Luis Palao García-Suelto was appointed as director of BBVA on February 1st, 2011.
(3)	Mr. Juan Pi LLorens was appointed as director of BBVA on July 27, 2011.
(4)

Mr. Rafael Bermejo Blanco, who resigned as director on March 29, 2011, has received in the year 2011 the total amount of € 104 thousand as compensation for his membership to the Board of Directors, to the Risks Committee and as President of the Audit Committee.

•	Remuneration of executive directors

The remuneration paid to executive directors of the Bank in 2011 is indicated below, broken down by type of remuneration:

	Thousands of Euros
Year 2011 Remuneration of Executive Directors	Fixed Remuneration	Variable Remuneration (1)	Total
Chairman and CEO	1,966	3,011	4,977
President and COO	1,748	1,889	3,637

Total	3,714	4,900	8,614

(1)	The figures relate to variable remuneration for 2010 paid in 2011.

In addition, the executive directors were paid remunerations in kind and in other forms in 2011 for a total amount of €32.5 thousand, of which €10.8 thousand correspond to the Chairman and CEO and €21.7 thousand pertain to the President and COO.

•	Remuneration of the members of the Management Committee (*)

The remuneration paid in 2011 to the members of BBVA’s Management Committee amounted to €9,359 thousand in fixed remuneration and €14,296 thousand in variable remuneration accrued in 2010 and paid in 2011.

In addition, the members of the Management Committee received remuneration in kind and other items totaling €814 thousand in 2011.

(*)	This section includes relevant information on the members of the Management Committee who held this position on December 31, 2011, excluding executive directors.

•	New Annual Variable Remuneration System

BBVA’s Ordinary General Meeting of Shareholders held on March 11, 2011 approved a new variable share-based remuneration system for BBVA’s executive team, including the executive directors.

This new system is based on a specific incentive for the members of the Executive Team (the “Incentive”). It consists of the annual allocation, to each beneficiary, of a number of units that serve as the basis for determining the number of shares that, if applicable, will correspond to them in the settlement of the Incentive based on the level of compliance with three indicators established by the AGM: the course of Total Shareholder Return (TSR); the Group’s recurrent Economic Profit (EP); and the Group’s attributed net income.

The total number of units assigned in the Incentive for 2011 was 155,000 for the Chairman and CEO and 117,000 for the President and COO; and a total of 620,500 units were assigned to all remaining members of the Management Committee who held that position on December 31, 2011.

This number of units will be divided in three parts associated to each one of the indicators based on the weights established at all times, and each one of these parts will be multiplied by a coefficient ranging from 0 and 2 based on the scale defined each year for each of the indicators.

This Incentive, together with the ordinary variable remuneration in cash that corresponds to each executive, constitutes its annual variable remuneration (the “Annual Variable Remuneration”).

The General Meeting held on March 11, 2011 likewise established a new settlement and payment system for the Annual Variable Remuneration applicable to the categories of employees whose professional activities may significantly affect the Bank’s risk profile or who perform control functions. This includes executive directors and the rest of the members of the Management Committee, and was adapted to the requirements established in Directive 76/2010, which was transposed to Spanish law by means of Royal Decree 771/2011 of 3 June 2011 (“Royal Decree 771/2011”).

The new Annual Variable Remuneration settlement system applicable to the executive directors and the rest of the members of the Management Committee established that they will receive at least 50% of the total of said remuneration in shares.

To this effect, if the economic value of the shares resulting from the Incentive corresponding to each executive director or to each member of the Management Committee in its settlement does not equal at least 50% of the amount of their Annual Variable Remuneration, they will be provided, in shares, the proportion of their ordinary variable remuneration that, added to the value of the shares from the Incentive, is needed to satisfy the percentage indicated. For this calculation, the value of the shares is considered to be the average closing price of the BBVA shares corresponding to the trading sessions between December 15, 2011 and January 15, 2012.

Once the amount of cash and shares corresponding to the executive directors and remaining members of the Management Committee in the settlement of their Annual Variable Remuneration has been determined, the payment will be subject to the conditions set forth in the AGM’s agreement in 2011 such that:

•

The payment of 50% of the Annual Variable Remuneration, both from the part in cash and the part paid in shares, will be deferred. The deferred amount will, when applicable, be paid out in thirds over the next three years.

•

The shares that are provided each year from the settlement of the Annual Variable Remuneration will be unavailable for one additional year from the date they are provided; however, the sale of the number of shares needed to pay the taxes arising from the provision of the shares will be permitted.

•	The payment of the Annual Variable Remuneration will be subject to the non-occurrence of any of the situations established by the Board of Directors that limit or impede their provision.

Once 2011 was closed, the Annual Variable Remuneration of the executive directors for 2011 was determined, applying the aforementioned conditions agreed upon by the AGM in March 2011. It includes their ordinary variable remuneration and the Incentive for the Executive Team. Thus, in the first quarter of 2012, they will perceive the settlement of the Annual Variable Remuneration corresponding to 2011: €999,731 and 155,479 BBVA shares for the Chairman and CEO; and €635,865 euros and 98,890 BBVA shares in the case of the President and COO. In both cases, the shares will be unavailable for one year from the date they are provided, in line with the aforementioned terms.

Furthermore, in the first quarter of the years 2013, 2014 and 2015, the executive directors will receive the amount of €333,244 and 51,826 BBVA shares in the case of the Chairman and CEO, and €211,955 and 32,963 BBVA shares in the case of the President and COO, corresponding to the deferred portion of the Annual Variable Remuneration of 2011.

The payment of the deferred portions of the Annual Variable Remuneration will be subject to the non-occurrence of any of the situations established by the Board of Directors that limit or impede their payment, and will be subject to the updating of the terms set out by the Board of Directors. In addition, the shares provided each year will be unavailable for one year from the date they are provided, in line with the aforementioned terms.

As of December 31, 2011, these amounts were recognized under the heading “Other liabilities – Accruals” of the consolidated balance sheet.

•	Multi-year variable share-based remuneration programs for executive directors and members of the Management Committee

•	Settlement of the multi-year variable share-based remuneration program for 2009-2010

In the first quarter of 2011, the Multi-year Variable Share-based Remuneration Program for 2009-2010 was settled for the members of BBVA’s executive team, including the executive directors and other members of the Management Team. This had been approved by the AGM of March 13, 2009 and resulted in, after applying the conditions established initially, a multiplier coefficient of 0 for the units allocated. Thus, the Program was settled with no shares being awarded to its beneficiaries.

•	Multi-year variable share-based remuneration program for 2010-2011

The Bank’s Annual General Meeting held on March 12, 2010 approved a Multi-Year Variable Share-based Remuneration Program for 2010/2011 designed for the members of BBVA’s executive team, including the executive directors and members of the Management Committee (hereinafter, the “2010-2011 Program”). The result is obtained by multiplying the number of units assigned at the start of the Program to each beneficiary by a coefficient, between 0 and 2, established based on the evolution of the Bank’s total shareholders return (TSR) in 2010-2011 as compared to the evolution of this same indicator in a group of 18 international reference banks.

The number of units allocated to the executive directors, in accordance with the agreement of the AGM, was 105,000 for the Chairman and CEO and 90,000 for the President and COO; and a total of 385,000 units were allocated for all remaining members of the Management Committee who held that position on December 31, 2011.

The aforementioned AGM established that the shares, if applicable, arising from the settlement of the Program be awarded to the beneficiaries, who could have those shares available to them as follows: (i) 40 percent of the shares received will be freely transferable by the beneficiaries at the moment they are received; (ii) 30 percent of the shares received will be transferable one year after the settlement date of the Program; and (iii) the remaining 30 percent will be transferable starting two years after the settlement date of the Program.

Once the 2010/2011 Program finalized on December 31, 2011, according to the conditions established initially, the determination of the TSR or BBVA and the 18 reference banks was made. BBVA held fourth place in the comparison table. Therefore, under the terms established by the AGM, a multiplier coefficient of 2 was applied to the units allocated to each beneficiary. Thus, in the settlement of the Program, 210,000 BBVA shares were awarded to the Chairman and CEO; 180,000 BBVA shares were awarded to the President and COO; and 770,000 BBVA shares were awarded to all other members of the Bank’s Management Committee.

After this Program was established by the Board, Royal Decree 771/2011 was published demanding the application of the aforementioned deferment, unavailability and limitation regulations to the remuneration granted and still unpaid prior to it taking effect, referring to services rendered since 2010.

Thus, this standard and the requirements established in the aforementioned Royal Decree 771/2011 must be applied to the 2010/2011 Program. Therefore, the AGM of the Bank set for March 16, 2012 will address the modification of the settlement and payment system of the 2010/2011 Program previously approved by the AGM to adapt it to the terms established to that effect in Royal Decree 771/2011.

This change in the settlement and payment system will affect those Bank employees who, as beneficiaries of the 2010-2011 Program are considered to carry out professional activities that may significantly influence the Bank’s risk profile or who perform control functions. This includes, in all cases, all executive directors and other members of the Management Committee.

The new system indicates that executive directors and the remaining members of the Management Committee will only receive 50% of the shares prior to April 15, 2012 corresponding to them as a result of the settlement of the Program. They will receive the remaining 50% deferred in thirds over the years 2013, 2014 and 2015, respectively.

Those shares will also be subject to, according to the requirements of Royal Decree 771/2011, the unavailability criteria indicated in the section regarding the New Annual Variable Remuneration System; as such, they will be unavailable for a period of one year from the date on which they were awarded. Furthermore, the awarding of the deferred shares will be subject to the non-occurrence of any situation that impedes or limits the provision of the Annual Variable Remuneration, which is subject to being updated. The above is in accordance with that set out by the Bank’s Board of Directors.

Thus, in the application of this new settlement and payment system for the 2010-2011 Program, the executive directors will, as a result, receive 105,000 BBVA shares (in the case of the Chairman and CEO) and 90,000 shares (in the case of the President and COO) prior to April 15, 2012. Furthermore, on the same dates in the years 2013, 2014 and 2015, the executive directors will receive the amount of 35,000 BBVA shares in the case of the Chairman and CEO, and 30,000 BBVA shares in the case of the President and COO, corresponding to the deferred portion of this Program.

•	Scheme for remuneration for non-executive directors with deferred distribution of shares

BBVA has a remuneration system with deferred distribution of shares in place for its non-executive directors that was approved by the AGM held on March 18, 2006 and renewed for an additional 5-year period through an agreement by the AGM held on March 11, 2011.

This system consists in the annual allocation of a number of “theoretical shares” to the non-executive directors equivalent to 20% of the total remuneration received by each in the previous year. This is based on the average closing prices of the BBVA shares during the sixty trading sessions prior to the dates of the ordinary general meetings approving the annual financial statements for each year.

The shares will be subject to being awarded, if applicable, to each beneficiary on the date he or she leaves the position of director for any reason except serious breach of duties.

The number of “theoretical shares” allocated to non-executive director deferred share distribution system beneficiaries in 2011, corresponding to 20% of the total remuneration received by each in 2010, is as follows:

Scheme for Remuneration of Non-Executive Directors with Deferred Distribution of Shares	Theorical Shares assigned in 2011	Accumulated Theorical Shares
Tomás Alfaro Drake	6,144	19,372
Juan Carlos Álvarez Mezquíriz	8,010	47,473
Ramón Bustamante y de la Mora	7,270	45,319
José Antonio Fernández Rivero	8,673	38,814
Ignacio Ferrero Jordi	8,010	48,045
Carlos Loring Martínez de Irujo	7,275	33,098
José Maldonado Ramos	6,733	6,733
Enrique Medina Fernández	9,527	61,314
Susana Rodríguez Vidarte	6,315	31,039

Total (*)	67,957	331,207

(*) Additionally, were also assigned to Don Rafael Bermejo Blanco, who resigned as director as of March 29, 2011, 9,806 theoretical shares

•	Pension commitments

The provisions registered as of December 31, 2011 for pension commitments to the President and COO are €16,831 thousand, of which €2,417 thousand were charged against 2011 earnings. As of this date, there are no other pension obligations to executive directors.

Also, €99 thousand in insurance premiums were paid on behalf of non-executive directors who are members of the Board of Directors.

The provisions registered as of December 31, 2011 for pension commitments for the Management Committee members, excluding executive directors, amounted to €60,312 thousand. Of these, €8,832 thousand were charged against 2011 earnings.

•	Termination of the contractual relationship

There were no commitments as of December 31, 2011 for the payment of compensation to executive directors.

In the case of the President and COO, the contract lays down that in the event that he lose this status due to a reason other than his own will, retirement, disability or dereliction of duty, he shall take early retirement with a pension, which can be received as life income or common stock, equal to 75% of their pensionable salary if this occurs before he reaches the age of 55, or 85% after that age.

57. Detail of the Directors’ holdings in companies with similar business activities

Pursuant to Article 229.2 of the Spanish Corporations Act, as of December 31, 2011, no member of BBVA’s Board of Directors had a direct or indirect ownership interest in companies engaging in an activity that is identical, similar or complementary to the corporate purpose of BBVA, except for Mr. José Luis Palao García-Suelto, who at that date, held a direct holding of 3,977 shares in Banco Santander, S.A. and 5,147 shares in Caixabank, S.A. In addition, no member of the Bank’s Board of Directors holds positions or functions in those companies.

Furthermore, it indicates that, as of December 31, 2011, individuals associated to the members of the Bank’s Board of Directors were holders of 54,008 shares of Banco Santander, S.A. and of 414 shares of Banco Español de Crédito, S.A. (Banesto) and 3 shares of Bankinter, S.A.

58. Other information

58.1. Environmental impact

Given the activities in which the BBVA Group companies engage, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of December 31, 2011, there is no item in the Group’s consolidated financial statements that requires disclosure in an environmental information report pursuant to the Ministry of Economy Order of October 8, 2001, and no specific disclosure of information on environmental matters is included in these statements.

58.2. Breakdown of agents of credit institutions

The list of BBVA agents as required by Article 22 of Royal Decree 1245/1995 of 14 July 1995, of the Ministry of Economy and Finance, is included in the Bank’s individual financial statements for 2011.

58.3. Report on the activity of the Customer Care Service and the Customer Ombudsman

The report on the activity of the Customer Care Service and the Customer Ombudsman required pursuant to Article 17 of Ministry of Economy Order ECO/734/2004 of 11  March 2004 is included in the Management Report accompanying these accompanying consolidated annual financial statements.

58.4 CNMV information requirements

•	Dividends paid in the year

The table below presents the dividends per share paid in cash in 2011, 2010 and 2009 (cash basis accounting, regardless of the year in which they were accrued), but without including other shareholder remuneration, like the “Dividend Option”. See Note 4 for a complete analysis of all remuneration awarded to shareholders during 2011.

	2011			2010
Dividends Paid (*) (“Dividend Option” not included)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)
Ordinary shares	39%	0.19	859	67%	0.33	1,237
Rest of shares	–	–	–	–	–	–

Total dividends paid in cash (*)	39%	0.19	859	67%	0.33	1,237

Dividends with charge to income	39%	0.19	859	67%	0.33	1,237
Dividends with charge to reserve or share premium	–	–	–	–	–	–
Dividends in kind	–	–	–	–	–	–

(*)	Only included dividends paid in cash each year (cash-flows criteria), regardless of the year there were accrued.

•	Earnings and ordinary income by business segment

The detail of the consolidated net income for the years 2011, 2010 and 2009 for each business segment is as follows:

	Millions of Euros
Net Income attributed by Business Areas	2011	2010	2009
Spain	1,363	2,255	2,801
Eurasia	1,027	588	473
Mexico	1,741	1,707	1,357
South America	1,007	889	780
The United States	(722)	239	(950)

Subtotal Business areas	4,416	5,678	4,461

Corporate Activities	(1,413)	(1,072)	(251)

Net Income attributed to parent company	3,003	4,606	4,210

Non-assigned income	–	–	–
Elimination of interim income (between segments)	–	–	–
Other gains (losses) (*)	481	389	385
Income tax and/or income from discontinued operations	285	1,427	1,141

Income before tax	3,769	6,422	5,736

(*)	Net income attributed to non-controlling interests

For the years 2011, 2010 and 2009 the detail of the BBVA Group’s ordinary income for each operating segment, which is made up of the “Interest and similar income”, “Dividend income”, “Fee and commission income”, “Net gains (losses) on financial assets and liabilities” and “Other operating income”, is as follows:

	Millions of Euros
Ordinary Income by Business Areas	2011	2010	2009
Spain	6,357	7,055	7,875
Eurasia	1,952	1,080	953
Mexico	5,550	5,496	4,870
South America	4,457	3,797	3,637
The United States	2,277	2,551	2,412
Corporate Activities	(27)	932	919
Adjustments and eliminations of ordinary income between segments	–	–	–

Total Ordinary Income BBVA Group	20,566	20,911	20,666

•	Issuances by market type

Changes in debt certificates (including bonds) and subordinated liabilities (see Note 23.3) in 2011, 2010 and 2009 by the type of market in which they were issued are as follows:

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2011	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	93,166	104,734	(97,115)	(14,861)	85,924
With information brochure	93,110	104,721	(97,115)	(14,861)	85,855
Without information brochure	56	13	–	–	69
Other debt certificates issued outside the European Union	9,433	2,375	(527)	144	11,425

Total	102,599	107,109	(97,642)	(14,717)	97,349

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2010	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	107,068	129,697	(149,965)	3,768	90,568
With information brochure	107,034	129,697	(149,962)	3,768	90,537
Without information brochure	34	–	(3)	–	31
Other debt certificates issued outside the European Union	10,748	2,622	(2,097)	758	12,031

Total	117,816	132,319	(152,062)	4,526	102,599

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2009	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	111,159	129,107	(126,713)	(6,484)	107,069
With information brochure	111,126	129,107	(126,713)	(6,485)	107,035
Without information brochure	33	–	–	1	34
Other debt certificates issued outside the European Union	9,986	4,894	(4,343)	211	10,748

Total	121,145	134,001	(131,056)	(6,273)	117,817

•	Interest and income by geographical area

The breakdown of the balance of “Interest and Similar Income” in the accompanying consolidated income statements by geographical area is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Geographical Area	2011	2010	2009
Domestic market	9,584	8,906	11,224
Foreign	14,604	12,228	12,551
European Union	843	744	1,089
Rest of OECD	8,377	7,417	7,153
Rest of countries	5,384	4,067	4,309

Total	24,188	21,134	23,775

•	Average number of employees by gender

The breakdown of the average number of employees in the BBVA Group in 2011, 2010 and 2009, by gender, is as follows:

Average Number of Employees Breakdown by Gender	2011		2010		2009
	Male	Female	Male	Female	Male	Female
Average Number of Employees BBVA Group	52,664	57,030	50,804	53,951	50,755	53,661
Of which:
BBVA, S.A.	15,687	11,531	15,616	11,218	15,947	11,213

59. Subsequent events

•	Spanish financial system reform: 02/2012 Royal Decree-law

After December 31, 2011, the Spanish’s Government has implemented a group of extraordinary measures that will affect the Spanish financial system. Among these measures, 2/2012 Royal Decree-law of 3 February, on the banking sector reform (the “Royal Decree”), was published in Spain’s State Official Gazette and entered into force on February 4, 2012. Among other requirements, the Royal Decree increases the coverage requirements for certain real estate assets on the balance sheets of credit institutions as at December 31, 2011. The BBVA Group consider that credit institutions will attempt to accelerate sales of real estate assets in Spain during 2012 in light of the Royal Decree, rather than comply with such increased coverage requirements, by reducing prices, which it is expected will result in a decline in overall real estate prices.

The Group has estimated the possible impact, based on the portfolios as of December 31, 2011, which would have on the consolidated financial statements as of and for the year ended December 31, 2012, assuming the full extent of the expected decline in real estate prices occurs during 2012.

However, the actual impact on the consolidated financial statements of any decline in real estate prices resulting from the Royal Decree will be determined based on the Group’s internal model estimations, which are based on the most recent available estimates by independent appraisals, and which, among other criteria, take into account actual outcomes of similar property sales and conditions.

•	Mandatory convertible subordinated bond issue

Regarding the issue of mandatory convertible subordinated bonds detailed in Note 23.4 (“Convertible Bonds”), the Bank has reported the opening of a voluntary conversion period at the option of holders of these Convertible Bonds.

The voluntary conversion period began on 23rd March 2012 and ended on 29th March 2012, both dates included. Holders of Convertible Bonds have been able to request conversion of their entire Convertible Bond holding, as partial conversion was not possible. The conversion price for voluntary conversion was 6.0470 euro. Likewise the conversion ratio was 16.537126.

During the voluntary conversion period orders have been received to convert 9,547,559 BBVA Subordinated Mandatory Convertible Bonds – December 2011 (the “Convertible Bonds”) for a total amount of 954,755,900, i.e. 27.84% of the total amount of the Convertible Bond issued. Consequently, 157,875,375 new ordinary BBVA shares have been issued, each with a nominal value of forty-nine euro-cents (€0.49), in order to attend this voluntary conversion of the Convertible Bonds.

•	Acquisition of UNNIM BANC

On March 7, 2012, the Management Commission of the Fund for Orderly Bank Restructuring (“Fondo de Restruturación Ordenada Bancaria” or “FROB” accepted BBVA’s offer to acquire Unnim Banc, S.A. (“Unnim”).The FROB, the Deposit Guarantee Fund of Credit Institutions (“Fondo de Garantía de Depósitos” or “FGD”) and BBVA have entered into a purchase agreement, by virtue of which BBVA will acquire 100% of the shares of Unnim for a purchase price of €1.

In addition, BBVA, the FDG, the FROB and Unnim have signed a “Protocol of Financial Measures” for the restructuring of Unnim, which regulates the Asset Protection Scheme through which the FGD will be responsible for 80% of the losses undergone by a predetermined asset portfolio of Unnim, calculated once the existing provisions on the related assets are applied, for a period of 10 years following the transaction.

The closing of the purchase agreement and the “Protocol of Financial Measures” is subject to obtaining the relevant administrative authorizations and approvals, including the approval of the Bank of Spain, the Finance Secretary of State, the European Commission and the relevant competition authorities. Unimm’s assets as of December, 31, 2011 were €29 billion.

•	Announcement 2012 “Dividend Option”

In execution of the 2012 “Dividend Option” scheme described under Note 4, on April 11, 2012, the Executive Committee of the Board of Directors executed the first free-of-charge capital increase in accordance with the terms approved by the ordinary General Shareholders Meeting held on March 16, 2002. This free of charge capital increase gives BBVA shareholders the option to receive one (1) newly-issued share of the Bank for each 47 shares of BBVA held by them or to receive a cash remuneration of €0.118 per share.

The closing for this free-of-charge capital increase is expected to take place on May 5, 2012. Therefore, as of the date of the preparation of these annual consolidated financial statements, there has been no change to the capital stock other than the increase resulting from the conversion of the mandatory convertible subordinated bonds referred to above.

Since January 1, 2012 until the preparation of these annual consolidated financial statements, no other events not mentioned in these financial statements have taken place.

Appendices

APPENDIX I.	Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A.

Balance sheets as of December 31, 2011 and 2010 of BBVA, S.A.

	Millions of Euros
ASSETS	December 2011	December 2010 (*)
CASH AND BALANCES WITH CENTRAL BANKS	13,629	4,165

FINANCIAL ASSETS HELD FOR TRADING	56,538	51,348

Loans and advances to credit institutions	–	–
Loans and advances to customers	–	–

Debt securities	7,898	13,016
Other equity instruments	997	4,608

Trading derivatives	47,643	33,724

OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	–	–
Loans and advances to credit institutions	–	–
Loans and advances to customers	–	–
Debt securities	–	–
Other equity instruments	–	–

AVAILABLE-FOR-SALE FINANCIAL ASSETS	25,407	26,712

Debt securities	21,108	22,131
Other equity instruments	4,299	4,581

LOANS AND RECEIVABLES	262,923	264,278

Loans and advances to credit institutions	22,967	28,882
Loans and advances to customers	238,463	234,031
Debt securities	1,493	1,365

HELD-TO-MATURITY INVESTMENTS	10,955	9,946

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	146	40

HEDGING DERIVATIVES	3,681	2,988

NON-CURRENT ASSETS HELD FOR SALE	1,462	958

INVESTMENTS	27,954	24,368

Associates	4,159	3,612
Jointly controlled entities	3,933	14
Group entities	19,862	20,742

INSURANCE CONTRACTS LINKED TO PENSIONS	1,832	1,847

TANGIBLE ASSETS	1,504	1,459

Property, plants and equipment	1,503	1,458

For own use	1,503	1,458
Other assets leased out under an operating lease	–	–
Investment properties	1	1
INTANGIBLE ASSETS	567	410

Goodwill	–	–
Other intangible assets	567	410
TAX ASSETS	3,647	3,161

Current	282	324

Deferred	3,365	2,837

OTHER ASSETS	921	431

TOTAL ASSETS	411,166	392,111

(*)	Presented for comparison purposes only

Balance sheets as of December 31, 2011 and 2010 of BBVA, S.A.

	Millions of Euros
LIABILITIES AND EQUITY	December 2011	December 2010 (*)
FINANCIAL LIABILITIES HELD FOR TRADING	48,966	35,680

Deposits from central banks	–	–
Deposits from credit institutions	–	–
Customer deposits	–	–
Debt certificates	–	–
Trading derivatives	45,803	32,294
Short positions	3,163	3,386
Other financial liabilities	–	–

OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	–	–

Deposits from central banks	–	–
Deposits from credit institutions	–	–
Customer deposits	–	–
Debt certificates	–	–
Subordinated liabilities	–	–
Other financial liabilities	–	–

FINANCIAL LIABILITIES AT AMORTIZED COST	323,518	320,592

Deposits from central banks	32,649	10,867
Deposits from credit institutions	44,676	42,015
Customer deposits	184,966	194,079
Debt certificates	46,559	56,007
Subordinated liabilities	9,895	13,099
Other financial liabilities	4,773	4,525

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	–	(2)

HEDGING DERIVATIVES	2,475	1,391

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	–	–

PROVISIONS	6,397	6,613

Provisions for pensions and similar obligations	4,966	5,177
Provisions for taxes and other legal contingencies	–	–
Provisions for contingent exposures and commitments	159	177
Other provisions	1,272	1,259

TAX LIABILITIES	373	488

Current	–	–
Deferred	373	488

OTHER LIABILITIES	1,786	1,192

TOTAL LIABILITIES	383,515	365,954

(*)	Presented for comparison purposes only

Balance sheets as of December 31, 2011 and 2010 of BBVA, S.A.

	Millions of Euros
LIABILITIES AND EQUITY	December 2011	December 2010 (*)
STOCKHOLDERS’ EQUITY	28,504	26,183

Common Stock	2,403	2,201
Issued	2,403	2,201
Less: Unpaid and uncalled (-)	–	–

Share premium	18,970	17,104
Reserves	6,817	5,114

Other equity instruments	29	23
Equity component of compound financial instruments	–	–

Other equity instruments	29	23
Less: Treasury stock (-)	(19)	(84)
Net Income	1,428	2,904
Less: Dividends and remuneration (-)	(1,124)	(1,079)

VALUATION ADJUSTMENTS	(853)	(26)

Available-for-sale financial assets	(782)	39
Cash flow hedging	(30)	(62)
Hedges of net investments in foreign operations	–	–
Exchange differences	(32)	(3)
Non-current assets held-for-sale	–	–
Other valuation adjustments	(9)	–

TOTAL EQUITY	27,651	26,157

TOTAL LIABILITIES AND EQUITY	411,166	392,111

	Millions of Euros
MEMORANDUM ITEM	December 2011	December 2009 (*)
CONTINGENT EXPOSURES	60,760	57,764
CONTINGENT COMMITMENTS	55,450	58,885

(*)	Presented for comparison purposes only

Income Statements for the years ended

December 31, 2011 and 2010 of BBVA,S.A.

	Millions of Euros
	December 2011	December 2010 (*)
INTEREST AND SIMILAR INCOME	9,668	8,759
INTEREST AND SIMILAR EXPENSES	(5,653)	(3,718)

NET INTEREST INCOME	4,015	5,041
DIVIDEND INCOME	3,576	2,129

FEE AND COMMISSION INCOME	1,723	1,806
FEE AND COMMISSION EXPENSES	(297)	(270)

NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	490	738
Financial instruments held for trading	583	256

Other financial instruments at fair value through profit or loss	–	–
Other financial instruments not at fair value through profit or loss	(93)	482
Rest	–	–
EXCHANGE DIFFERENCES (NET)	72	112
OTHER OPERATING INCOME	103	102
OTHER OPERATING EXPENSES	(129)	(106)

GROSS INCOME	9,553	9,552
ADMINISTRATION COSTS	(3,641)	(3,409)
Personnel expenses	(2,278)	(2,202)
General and administrative expenses	(1,363)	(1,207)
DEPRECIATION AND AMORTIZATION	(322)	(276)

PROVISION (NET)	(792)	(405)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(2,088)	(1,925)
Loans and receivables	(2,092)	(1,794)
Other financial instruments not at fair value through profit or loss	4	(131)

NET OPERATING INCOME	2,710	3,537
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	(1,510)	(258)
Goodwill and other intangible assets	–	–
Other assets	(1,510)	(258)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	13	5
NEGATIVE GOODWILL	–	–
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	(244)	129

INCOME BEFORE TAX	969	3,413

INCOME TAX	459	(509)

INCOME FROM CONTINUING TRANSACTIONS	1,428	2,904

INCOME FROM DISCONTINUED TRANSACTIONS (NET)	–	–

NET INCOME FOR THE YEAR	1,428	2,904

(*)	Presented for comparison purposes only

Statements of Recognized Income and Expenses for the years ended

December 31, 2011 and 2010 of BBVA, S.A.

	Millions of Euros
	December 2011	December 2010 (*)
NET INCOME FOR THE YEAR	1,428	2,904

OTHER RECOGNIZED INCOME (EXPENSES)	(827)	(1,669)

Available-for-sale financial assets	(990)	(2,038)
Valuation gains/(losses)	(972)	(1,756)
Amounts removed to income statement	(18)	(282)
Reclassifications	–	–
Cash flow hedging	32	(190)
Valuation gains/(losses)	2	(159)
Amounts removed to income statement	30	(31)
Amounts removed to the initial carrying amount of the hedged items	–	–
Reclassifications	–	–
Hedges of net investment in foreign operations	–	–
Valuation gains/(losses)	–	–
Amounts removed to income statement	–	–
Reclassifications	–	–
Exchange differences	(44)	–
Valuation gains/(losses)	(47)	(4)
Amounts removed to income statement	3	4
Reclassifications	–	–
Non-current assets held for sale	–	–
Valuation gains/(losses)	–	–
Amounts removed to income statement	–	–
Reclassifications	–	–
Actuarial gains and losses in post-employment plans	(12)	–
Rest of recognized income and expenses	–	–
Income tax	187	559

TOTAL RECOGNIZED INCOME/EXPENSES	601	1,235

(*)	Presented for comparison purposes only

Statement of Changes in Equity for the years ended December 31, 2011 and 2010 of BBVA, S.A.

	Millions of Euros
	Stockholder’s Equity
2011	Common Stock	Share Premium	Reserves	Other Equity Instruments	Less: Treasury Stock	Profit for the Period	Less: Dividends and Remunerations	Total Stockholders’ Equity	Valuation Adjustments	Total Equity
Balances as of January 1, 2011	2,201	17,104	5,114	23	(84)	2,904	(1,079)	26,183	(26)	26,157

Effect of changes in accounting policies	–	–	–	–	–	–	–	–	–	–
Effect of correction of errors	–	–	–	–	–	–	–	–	–	–

Adjusted initial balance	2,201	17,104	5,114	23	(84)	2,904	(1,079)	26,183	(26)	26,157

Total income/expense recognized	–	–	–	–	–	1,428	–	1,428	(827)	601
Other changes in equity	202	1,866	1,703	6	65	(2,904)	(45)	893	–	893
Common stock increase	68	–	(68)	–	–	–	–	–	–	–
Common stock reduction	–	–	–	–	–	–	–	–	–	–
Conversion of financial liabilities into capital	134	1,866	–	–	–	–	–	2,000	–	2,000
Increase of other equity instruments	–	–	–	18	–	–	–	18	–	18
Reclassification of financial liabilities to other equity instruments	–	–	–	–	–	–	–	–	–	–
Reclassification of other equity instruments to financial liabilities	–	–	–	–	–	–	–	–	–	–
Dividend distribution	–	–	–	–	–	–	(945)	(945)	–	(945)
Transactions including treasury stock and other equity instruments (net)	–	–	10	–	65	–	–	75	–	75
Transfers between total equity entries	–	–	1,837	(12)	–	(2,904)	1,079	–	–	–
Increase/Reduction due to business combinations	–	–	–	–	–	–	–	–	–	–
Payments with equity instruments	–	–	–	–	–	–	–	–	–	–
Rest of increase/reductions in total equity	–	–	(76)	–	–	–	(179)	(255)	–	(255)
Of which:
Acquisition of the free allotment rights	–	–	–	–	–	–	(179)	(179)	–	(179)

Balances as of December 31, 2011	2,403	18,970	6,817	29	(19)	1,428	(1,124)	28,504	(853)	27,651

Statement of Changes in Equity for the years ended December 31, 2011 and 2010 of BBVA, S.A.

	Millions of Euros
	Stockholder’s Equity
2010	Common Stock	Share Premium	Reserves	Other Equity Instruments	Less: Treasury Stock	Profit for the Period	Less: Dividends and Remunerations	Total Stockholders’ Equity	Valuation Adjustments	Total Equity (*)
Balances as of January 1, 2010	1,837	12,453	3,893	10	(128)	2,981	(1,012)	20,034	1,643	21,677

Effect of changes in accounting policies	–	–	–	–	–	–	–	–	–	–
Effect of correction of errors	–	–	–	–	–	–	–	–	–	–

Adjusted initial balance	1,837	12,453	3,893	10	(128)	2,981	(1,012)	20,034	1,643	21,677

Total income/expense recognized	–	–	–	–	–	2,904	–	2,904	(1,669)	1,235
Other changes in equity	364	4,651	1,221	13	44	(2,981)	(67)	3,245	–	3,245
Common stock increase	364	4,651	–	–	–	–	–	5,015	–	5,015
Common stock reduction	–	–	–	–	–	–	–	–	–	–
Conversion of financial liabilities into capital	–	–	–	–	–	–	–	–	–	–
Increase of other equity instruments	–	–	–	13	–	–	–	13	–	13
Reclassification of financial liabilities to other equity instruments	–	–	–	–	–	–	–	–	–	–
Reclassification of other equity instruments to financial liabilities	–	–	–	–	–	–	–	–	–	–
Dividend distribution	–	–	–	–	–	(562)	(1,079)	(1,641)	–	(1,641)
Transactions including treasury stock and other equity instruments (net)	–	–	(88)	–	44	–	–	(44)	–	(44)
Transfers between total equity entries	–	–	1,407	–	–	(2,419)	1,012	–	–	–
Increase/Reduction due to business combinations	–	–	–	–	–	–	–	–	–	–
Payments with equity instruments	–	–	–	–	–	–	–	–	–	–
Rest of increase/reductions in total equity	–	–	(98)	–	–	–	–	(98)	–	(98)

Balances as of December 31, 2010	2,201	17,104	5,114	23	(84)	2,904	(1,079)	26,183	(26)	26,157

(*)	Presented for comparison purposes only

Cash Flows Statements for the years ended December 31, 2011 and 2010 of BBVA, S.A.

	Millions of Euros
	December 2011	December 2010 (*)
CASH FLOW FROM OPERATING ACTIVITIES (1)	18,867	5,867

Profit for the year	1,428	2,904
Adjustments to obtain the cash flow from operating activities:	2,060	(1,141)
Amortization	322	276
Other adjustments	1,738	(1,417)
Net increase/decrease in operating assets	4,547	(7,251)
Financial assets held for trading	5,190	(6,184)
Other financial assets at fair value through profit or loss	–	–
Available-for-sale financial assets	(1,305)	(9,252)
Loans and receivables	(1,250)	7,963
Other operating assets	1,912	222
Net increase/decrease in operating liabilities	20,385	(3,656)
Financial liabilities held for trading	13,286	3,737
Other financial liabilities designated at fair value through profit or loss	–	–
Financial liabilities at amortized cost	6,046	(6,821)
Other operating liabilities	1,053	(572)
Collection/Payments for income tax	(459)	509

CASH FLOWS FROM INVESTING ACTIVITIES (2)	(7,135)	(7,108)

Investment	8,588	8,329
Tangible assets	262	222
Intangible assets	290	260
Investments	5,034	1,864
Subsidiaries and other business units	–	–
Non-current assets held for sale and associated liabilities	1,185	1,014
Held-to-maturity investments	1,817	4,969
Other settlements related to investing activities	–	–
Divestments	1,453	1,221
Tangible assets	23	–
Intangible assets	–	–
Investments	238	12
Subsidiaries and other business units	–	–
Non-current assets held for sale and associated liabilities	384	749
Held-to-maturity investments	808	232
Other collections related to investing activities	–	228

CASH FLOWS FROM FINANCING ACTIVITIES (3)	(2,230)	2,121

	Millions of Euros
	December 2011	December 2010 (*)
CASH FLOWS FROM FINANCING ACTIVITIES (3)	(2,230)	2,121

Investment	5,415	7,622
Dividends	1,038	1,237
Subordinated liabilities	1,626	1,524
Treasury stock amortization	–	–
Treasury stock acquisition	2,751	4,828
Other items relating to financing activities	–	33
Divestments	3,185	9,743
Subordinated liabilities	339	–
Common stock increase	–	4,914
Treasury stock disposal	2,776	4,829
Other items relating to financing activities	70	–

EFFECT OF EXCHANGE RATE CHANGES ON CASH OR CASH EQUIVALENTS (4)	(38)	(1)

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	9,464	879

CASH OR CASH EQUIVALENTS AT BEGINNING OF THE YEAR	4,165	3,286

CASH OR CASH EQUIVALENTS AT END OF THE YEAR	13,629	4,165

(*)	Presented for comparison purposes only

	Millions of Euros
COMPONENTS OF CASH AND EQUIVALENTS AT END OF THE YEAR	December 2011	December 2010 (*)
Cash	595	616
Balance of cash equivalent in central banks	13,034	3,549
Other financial assets	–	–
Less: Bank overdraft refundable on demand	–	–

TOTAL CASH OR CASH EQUIVALENTS AT END OF THE YEAR	13,629	4,165

(*)	Presented for comparison purposes only

APPENDIX II.	Additional information on consolidated subsidiaries composing the BBVA Group

			% of Voting Rights Controlled by the Bank			Thousands of Euros (*)
							Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.11	Liabilities 31.12.11	Equity 31.12.11	Profit (Loss) 31.12.11
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA, S.A. (AFP PROVIDA)	CHILE	PENSION FUNDS MANAGEMENT	12.70	51.62	64.32	294,327	576,887	114,652	345,782	116,453
ADMINISTRADORA DE FONDOS PARA EL RETIRO-BANCOMER,S.A DE C.V.	MEXICO	PENSION FUNDS MANAGEMENT	17.50	82.50	100.00	373,963	262,950	60,354	124,551	78,045
AFP GENESIS ADMINISTRADORA DE FONDOS Y FIDEICOMISOS, S.A.	ECUADOR	PENSION FUNDS MANAGEMENT	–	100.00	100.00	6,272	10,754	4,456	1,983	4,315
AFP HORIZONTE, S.A.	PERU	PENSION FUNDS MANAGEMENT	24.85	75.15	100.00	52,943	88,333	25,610	39,065	23,658
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	75.00	5.00	80.00	2,063	9,937	3,808	4,460	1,669
AMERICAN FINANCE GROUP, INC.	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	16,141	17,120	978	16,112	30
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	–	100.00	100.00	264,143	573,302	382,003	220,276	(28,977)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	REAL ESTATE	–	100.00	100.00	4,377	20,186	15,301	4,588	297
ANIDA GRUPO INMOBILIARIO, S.L. (**)	SPAIN	INVESTMENT COMPANY	100.00	–	100.00	–	(194,612)	617,252	(410,287)	(401,577)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	–	100.00	100.00	105,573	88,018	4	89,912	(1,898)
ANIDA OPERACIONES SINGULARES, S.L. (***)	SPAIN	REAL ESTATE	–	100.00	100.00	(1,339,944)	6,034,090	7,373,296	(1,060,036)	(279,170)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	–	100.00	100.00	86,912	130,811	43,897	89,296	(2,382)
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	–	100.00	100.00	927	1,708	774	438	496
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	–	100.00	100.00	(3,603)	20,679	24,282	(2,189)	(1,414)
APLICA SOLUCIONES ARGENTINAS, S.A.	ARGENTINA	IN LIQUIDATION	–	100.00	100.00	853	980	103	1,440	(563)
APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	CHILE	SERVICES	–	100.00	100.00	178	848	669	(65)	244
APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	–	100.00	100.00	182	9,420	9,236	(3)	187
APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	MEXICO	SERVICES	–	100.00	100.00	16	1,349	1,341	2	6
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.- ATA	MEXICO	SERVICES	100.00	–	100.00	30,369	147,295	102,308	42,333	2,654
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	747,408	749,647	2,238	742,050	5,359
AUTOMERCANTIL-COMERCIO E ALUGER DE VEICULOS AUTOM.,LDA	PORTUGAL	FINANCIAL SERVICES	100.00	–	100.00	8,476	39,361	31,445	8,786	(870)
BAHIA SUR RESORT, S.C.	SPAIN	INACTIVE	99.95	–	99.95	1,436	1,438	15	1,423	–
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANKING	54.11	44.81	98.92	19,464	1,670,329	1,429,801	215,028	25,500
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	41.09	58.91	100.00	343,492	7,139,601	6,800,126	357,240	(17,765)
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	–	68.18	68.18	570,382	12,488,604	11,650,550	727,432	110,622
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO	PUERTO RICO	BANKING	–	100.00	100.00	184,514	3,847,933	3,394,583	430,337	23,013
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	–	100.00	100,451	1,925,770	1,809,536	143,238	(27,004)
BANCO CONTINENTAL, S.A. (1)	PERU	BANKING	–	92.24	92.24	979,492	12,118,442	11,056,583	767,269	294,590
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	–	99.86	99.86	15,173	33,228	200	32,578	450
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	–	100.00	100.00	1,595	981,089	905,865	58,628	16,596
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	–	99.93	99.93	97,220	225,069	2,517	217,825	4,727
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	16,511	18,020	50	17,741	229
BANCO PROVINCIAL OVERSEAS N.V.(2)	CURAÇAO	BANKING	–	100.00	100.00	46,177	320,412	272,968	26,442	21,002
BANCO PROVINCIAL S.A. – BANCO UNIVERSAL	VENEZUELA	BANKING	1.85	53.75	55.60	494,702	12,906,067	11,497,031	1,095,391	313,645
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	2,034	2,267	233	1,996	38
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	3,346	5,316	1,968	1,604	1,744
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	32	36	3	35	(2)
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	27,199	78,712	51,513	18,954	8,245
BBV AMERICA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	–	100.00	479,328	1,621,755	23,138	1,417,949	180,668

(*)	Information on foreign companies at exchange rate on December 31, 2011
(**)	This company has an equity loan from BBVA, S.A.
(***)

This company has an equity loan from ANIDA GRUPO INMOBILIARIO, S.L. In addition, the company has recognized impairment losses arising in its annual accounts due to property, real estate and stocks, which according to Royal Decree-Law 5/2010 of March 31, are not counted for purposes of Article 363 of the Companies Act Capital.

(1)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 46.1%.
(2)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 48.0%.

			% of Voting Rights Controlled by the Bank			Thousands of Euros (*)
							Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.11	Liabilities 31.12.11	Equity 31.12.11	Profit (Loss) 31.12.11
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SPAIN	SECURITIES DEALER	100.00	–	100.00	5,831	7,715	47	7,641	27
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERVICES	–	100.00	100.00	5,153	6,462	1,310	860	4,292
BBVA ASSET MANAGEMENT (IRELAND) LIMITED	IRELAND	IN LIQUIDATION	–	100.00	100.00	168	218	50	233	(65)
BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERVICES	–	100.00	100.00	15,170	17,215	2,044	8,911	6,260
BBVA ASSET MANAGEMENT, S.A. SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	FINANCIAL SERVICES	–	100.00	100.00	27,973	31,578	3,574	21,361	6,643
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	FINANCIAL SERVICES	17.00	83.00	100.00	11,436	155,473	56,142	81,349	17,982
BBVA AUTORENTING SPA	ITALY	SERVICES	–	100.00	100.00	67,785	324,395	287,914	33,609	2,872
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	–	100.00	100.00	64,200	5,582,973	5,509,776	72,660	537
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.61	30.43	76.04	197,486	6,736,137	6,037,782	523,372	174,983
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	–	100.00	100.00	30,060	47,939	17,881	12,243	17,815
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	–	100.00	100.00	42,317	242,141	199,825	37,765	4,551
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	–	100.00	100.00	516	37,957	37,443	486	28
BBVA BANCOMER USA, INC.	UNITED STATES	INVESTMENT COMPANY	–	100.00	100.00	37,917	36,465	(1,461)	27,910	10,016
BBVA BANCOMER, S.A., INSTITUCION DE BANCA MÚLTIPLE, GRUPO FINANCIERO BBVA BANCOMER	MEXICO	BANKING	–	100.00	100.00	6,394,937	69,157,933	62,777,123	5,024,054	1,356,756
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRASIL	BANKING	100.00	–	100.00	16,166	46,553	5,918	37,496	3,139
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	297	42,103	5,411	31,044	5,648
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERVICES	100.00	–	100.00	60	55,750	55,339	358	53
BBVA CARTERA DE INVERSIONES, SICAV, S.A.	SPAIN	VARIABLE CAPITAL	100.00	–	100.00	118,459	123,985	148	119,962	3,875
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.20	19.23	95.43	399,008	10,391,071	9,370,592	832,236	188,243
BBVA COMERCIALIZADORA LTDA.	CHILE	FINANCIAL SERVICES	–	100.00	100.00	132	3,133	3,000	(1,073)	1,206
BBVA COMPASS BANCSHARES, INC.	UNITED STATES	INVESTMENT COMPANY	–	100.00	100.00	8,081,622	8,177,773	96,150	9,314,735	(1,233,112)
BBVA COMPASS CONSULTING & BENEFITS, INC	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	13,886	14,131	246	13,888	(3)
BBVA COMPASS INSURANCE AGENCY, INC	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	159,234	166,200	6,965	151,958	7,277
BBVA COMPASS INVESTMENT SOLUTIONS, INC	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	65,092	76,274	11,182	53,691	11,401
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	7,198	65,733	43,539	18,652	3,542
BBVA CONSULTING (BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	–	100.00	100.00	477	1,003	311	574	118
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	–	100.00	100.00	2,227	5,210	619	3,550	1,041
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	CHILE	FINANCIAL SERVICES	–	100.00	100.00	20,056	22,973	2,916	12,390	7,667
BBVA CORREDORES DE BOLSA LIMITADA	CHILE	SECURITIES DEALER	–	100.00	100.00	47,496	526,887	479,391	44,958	2,538
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERVICES	100.00	–	100.00	2,186	7,816	2,442	5,220	154
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	–	100.00	100.00	143	252	111	99	42
BBVA FACTORING LIMITADA (CHILE)	CHILE	FINANCIAL SERVICES	–	100.00	100.00	6,290	55,138	48,848	6,270	20
BBVA FINANCE (UK), LTD.	UNITED KINGDOM	FINANCIAL SERVICES	–	100.00	100.00	3,324	11,659	16	11,607	36
BBVA FINANCE SPA.	ITALY	FINANCIAL SERVICES	100.00	–	100.00	4,648	6,585	1,034	5,437	114
BBVA FINANCIAMIENTO AUTOMOTRIZ, S.A.	CHILE	INVESTMENT COMPANY	–	100.00	100.00	139,004	247,461	108,455	112,551	26,455
BBVA FINANZIA, S.p.A	ITALY	FINANCIAL SERVICES	100.00	–	100.00	23,897	853,463	829,566	32,796	(8,899)
BBVA FRANCES ASSET MANAGEMENT S.A. SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSIÓN.	ARGENTINA	FINANCIAL SERVICES	–	100.00	100.00	8,709	12,491	3,781	7,066	1,644
BBVA FRANCES VALORES SOCIEDAD DE BOLSA, S.A.	ARGENTINA	FINANCIAL SERVICES	–	100.00	100.00	2,447	3,745	1,298	2,228	219
BBVA FUNDOS, S.Gestora Fundos Pensoes, S.A.	PORTUGAL	FINANCIAL SERVICES	–	100.00	100.00	998	10,780	577	8,235	1,968

(*)	Information on foreign companies at exchange rate on December 31, 2011

			% of Voting Rights Controlled by the Bank			Thousands of Euros (*)
							Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.11	Liabilities 31.12.11	Equity 31.12.11	Profit (Loss) 31.12.11
BBVA GEST, S.G.DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	FINANCIAL SERVICES	–	100.00	100.00	998	7,491	132	7,085	274
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	–	100.00	–	571,250	567,461	3,821	(32)
BBVA GLOBAL MARKETS B.V.	NETHERLANDS	FINANCIAL SERVICES	100.00	–	100.00	37	306,974	306,960	23	(9)
BBVA HORIZONTE PENSIONES Y CESANTIAS, S.A.	COLOMBIA	PENSION FUNDS MANAGEMENT	78.52	21.44	99.96	62,061	184,016	39,391	121,877	22,748
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL ESTATE	–	68.11	68.11	5,182	43,842	36,234	7,692	(84)
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	33,148	418,046	374,425	41,323	2,298
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	–	100.00	1	16,111	13,532	2,664	(85)
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	–	100.00	60	1,723,047	1,722,329	769	(51)
BBVA INVERSIONES CHILE, S.A.	CHILE	FINANCIAL SERVICES	61.22	38.78	100.00	617,330	1,400,426	2,428	1,195,138	202,860
BBVA IRELAND PLC	IRELAND	FINANCIAL SERVICES	100.00	–	100.00	180,381	1,499,148	1,120,980	365,957	12,211
BBVA LEASIMO – SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERVICES	–	100.00	100.00	10,113	24,878	14,764	10,164	(50)
BBVA LUXINVEST, S.A.	LUXEMBOURG	INVESTMENT COMPANY	36.00	64.00	100.00	255,843	1,380,672	72,161	1,406,909	(98,398)
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	–	100.00	100.00	60	73,103	62,681	5,798	4,624
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	100.00	–	100.00	–	1	–	1	–
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	100.00	–	100.00	22,598	1,293,789	1,170,341	105,463	17,985
BBVA PARTICIPACIONES MEJICANAS, S.L.	SPAIN	INVESTMENT COMPANY	99.00	1.00	100.00	57	146	–	61	85
BBVA PATRIMONIOS GESTORA SGIIC, S.A.	SPAIN	FINANCIAL SERVICES	99.98	0.02	100.00	3,907	27,825	3,097	20,177	4,551
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.00	–	100.00	12,922	71,044	33,302	25,941	11,801
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERVICES	80.00	20.00	100.00	1	520	5	499	16
BBVA PROPIEDAD, S.A.	SPAIN	REAL ESTATE INVESTMENT COMPANY	–	100.00	100.00	1,322,422	1,406,279	50,235	1,394,242	(38,198)
BBVA RE LIMITED	IRELAND	INSURANCES SERVICES	–	100.00	100.00	656	75,941	42,713	27,284	5,944
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERVICES	5.94	94.06	100.00	21,018	848,550	743,071	92,024	13,455
BBVA RENTING, SPA	ITALY	SERVICES	–	100.00	100.00	8,453	102,457	99,411	5,525	(2,479)
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	78,363	105,828	31,212	90,943	(16,327)
BBVA SECURITIES OF PUERTO RICO, INC.	PUERTO RICO	FINANCIAL SERVICES	100.00	–	100.00	4,726	7,526	787	6,434	305
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	9,443	50,273	35,010	14,235	1,028
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	13,885	390,249	323,584	53,407	13,258
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCES SERVICES	–	100.00	100.00	79,524	345,626	265,678	54,263	25,685
BBVA SEGUROS INC.	PUERTO RICO	FINANCIAL SERVICES	–	100.00	100.00	193	6,891	664	5,078	1,149
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	94.30	5.65	99.95	411,099	13,807,365	13,277,899	262,525	266,941
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	–	100.00	60	16,349,503	16,348,362	728	413
BBVA SERVICIOS CORPORATIVOS LIMITADA	CHILE	FINANCIAL SERVICES	–	100.00	100.00	4,010	13,984	9,969	1,195	2,820
BBVA SERVICIOS, S.A.	SPAIN	SERVICES	–	100.00	100.00	354	11,607	2,819	7,031	1,757
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERVICES	–	97.49	97.49	17,107	67,893	50,344	15,364	2,185
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	–	100.00	130	2,212,310	2,211,687	510	113
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.72	60.28	100.00	58,107	1,457,665	1,028,628	409,758	19,279
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	–	100.00	100.00	6,379	24,473	11,035	10,238	3,200
BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	–	100.00	255	1,393,435	1,393,337	124	(26)
BBVA USA BANCSHARES, INC	UNITED STATES	INVESTMENT COMPANY	100.00	–	100.00	7,804,414	8,108,679	387	9,341,918	(1,233,626)

(*)	Information on foreign companies at exchange rate on December 31, 2011

			%of Voting Rights Controlled by the Bank			Thousands of Euros (*)
							Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.11	Liabilities 31.12.11	Equity 31.12.11	Profit (Loss) 31.12.11
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	–	100.00	100.00	4,406	5,079	660	3,786	633
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	25,388	26,069	680	26,171	(782)
BBVAPR HOLDING CORPORATION	PUERTO RICO	INVESTMENT COMPANY	100.00	–	100.00	322,837	184,807	7	184,888	(88)
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	INVESTMENT COMPANY	89.00	11.00	100.00	34,771	230,364	15,948	212,643	1,773
BLUE INDICO INVESTMENTS, S.L.	SPAIN	INVESTMENT COMPANY	100.00	–	100.00	49,106	60,620	1,017	54,652	4,951
C B TRANSPORT ,INC.	UNITED STATES	SERVICES	–	100.00	100.00	13,004	13,545	540	12,846	159
CAPITAL INVESTMENT COUNSEL, INC.	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	25,883	27,848	1,965	23,716	2,167
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	INVESTMENT COMPANY	100.00	–	100.00	92,018	257,959	148,523	(396,086)	505,522
CASA DE BOLSA BBVA BANCOMER , S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	–	100.00	100.00	68,810	85,804	16,993	41,421	27,390
CASA DE CAMBIO MULTIDIVISAS, S.A. DE C.V.	MEXICO	IN LIQUIDATION	–	100.00	100.00	157	157	–	156	1
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	IN LIQUIDATION	–	100.00	100.00	108	194	2	192	–
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	–	100.00	100.00	17,156	24,219	118	12,067	12,034
CIDESSA UNO, S.L.	SPAIN	INVESTMENT COMPANY	–	100.00	100.00	4,754	487,198	122	376,087	110,989
CIERVANA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	–	100.00	53,164	73,621	3,273	66,565	3,783
COMERCIALIZADORA CORPORATIVA SAC (1)	PERU	FINANCIAL SERVICES	–	99.99	99.99	158	1,021	863	465	(307)
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	–	100.00	100.00	1,113	2,194	1,078	928	188
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	376,383	376,382	–	375,525	857
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	3,226	3,227	1	3,227	(1)
COMPASS BANK	UNITED STATES	BANKING	–	100.00	100.00	8,049,661	52,564,841	44,515,180	9,280,137	(1,230,476)
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	5,918,757	5,918,757	–	5,842,516	76,241
COMPASS CUSTODIAL SERVICES, INC.	UNITED STATES	INACTIVE	–	100.00	100.00	1	1	–	1	–
COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	9,134	55,931	46,797	7,253	1,881
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	–	100.00	100.00	36,431	45,704	9,273	35,975	456
COMPASS INVESTMENTS, INC.	UNITED STATES	INACTIVE	–	100.00	100.00	1	1	–	1	–
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	–	100.00	100.00	5,134,916	5,135,367	451	5,064,494	70,422
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	62,110	62,114	4	60,209	1,901
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	2,019,328	2,019,518	189	2,002,835	16,494
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	27	27	–	27	–
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	SERVICES	–	100.00	100.00	2,899	3,084	186	2,898	–
COMPASS SOUTHWEST, LP	UNITED STATES	BANKING	–	100.00	100.00	4,224,601	4,224,894	294	4,170,369	54,231
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	INACTIVE	–	100.00	100.00	1,749	1,766	17	1,750	(1)
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	27	27	–	27	–
COMPASS TRUST II	UNITED STATES	INACTIVE	–	100.00	100.00	–	1	–	1	–
COMPASS WEALTH MANAGERS COMPANY	UNITED STATES	INACTIVE	–	100.00	100.00	1	1	–	1	–
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	INVESTMENT COMPANY	100.00	–	100.00	580,314	628,637	628	623,785	4,224
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	PENSION FUNDS MANAGEMENT	46.11	53.89	100.00	1,964	24,356	20,715	7,239	(3,598)
CONSOLIDAR ASEGURADORA DE RIESGOS DEL TRABAJO, S.A.	ARGENTINA	INSURANCES SERVICES	87.50	12.50	100.00	33,694	291,818	247,509	37,912	6,397
CONTENTS AREA, S.L.	SPAIN	SERVICES	–	100.00	100.00	2,528	5,469	2,309	5,411	(2,251)

(*)	Information on foreign companies at exchange rate on December 31, 2011
(1)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 50.0%.

						Thousands of Euros (*)
			%of Voting Rights Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.11	Liabilities 31.12.11	Equity 31.12.11	Profit (Loss) 31.12.11
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA, S.A.(1)	PERU	SECURITIES DEALER	–	100.00	100.00	8,507	14,679	6,174	6,082	2,423
CONTINENTAL DPR FINANCE COMPANY (1)	CAYMAN ISLANDS	FINANCIAL SERVICES	–	100.00	100.00	–	323,582	323,581	1	–
CONTINENTAL S.A. SOCIEDAD ADMINISTRADORA DE FONDOS (1)	PERU	FINANCIAL SERVICES	–	100.00	100.00	11,227	14,667	3,441	8,774	2,452
CONTINENTAL SOCIEDAD TITULIZADORA, S.A.(1)	PERU	FINANCIAL SERVICES	–	100.00	100.00	488	525	35	476	14
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	–	100.00	100.00	2,897	10,218	7,319	2,395	504
COPROMED S.A. DE C.V.	MEXICO	SERVICES	–	100.00	100.00	74	769	793	102	(126)
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	INVESTMENT COMPANY	100.00	–	100.00	509,716	1,939,644	741,658	1,017,587	180,399
DESARROLLADORA Y VENDEDORA DE CASAS, S.A	MEXICO	REAL ESTATE	–	100.00	100.00	7	8	1	12	(5)
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	–	72.50	72.50	52,125	92,626	20,733	71,955	(62)
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	–	100.00	100.00	1,521	1,524	3	1,480	41
ECASA, S.A.	CHILE	FINANCIAL SERVICES	–	100.00	100.00	5,724	7,421	1,696	55	5,670
ECONTA GESTION INTEGRAL, S.L.	SPAIN	SERVICES	–	100.00	100.00	522	2,170	1,523	1,333	(686)
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	–	99.04	99.04	4,564	7,643	1,054	6,183	406
EL MILANILLO, S.A.	SPAIN	REAL ESTATE	100.00	–	100.00	16,508	15,658	17	18,343	(2,702)
EL OASIS DE LAS RAMBLAS, S.L.	SPAIN	REAL ESTATE	–	70.00	70.00	167	285	122	282	(119)
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	–	100.00	100.00	2,603	7,788	3,711	3,091	986
ENTRE2 SERVICIOS FINANCIEROS, E.F.C., S.A.	SPAIN	FINANCIAL SERVICES	–	100.00	100.00	9,139	9,582	31	9,503	48
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRASIL	FINANCIAL SERVICES	100.00	–	100.00	–	731	410	6,104	(5,783)
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	–	51.00	51.00	31	30	–	30	–
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	SPAIN	FINANCIAL SERVICES	87.50	–	87.50	1,974	31,917	3,434	22,588	5,895
FACILEASING EQUIPMENT, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	–	100.00	100.00	49,246	459,491	408,790	47,647	3,054
FACILEASING S.A. DE C.V.	MEXICO	SERVICES	–	100.00	100.00	20,138	85,459	75,194	8,702	1,563
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	–	100.00	100.00	2,051	2,051	93	1,740	218
FIDEICOMISO F/29763-0 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS CUENTA PROPIA	MEXICO	FINANCIAL SERVICES	–	100.00	100.00	19,928	20,087	159	18,650	1,278
FIDEICOMISO F/29764-8 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS CUENTA TERCEROS	MEXICO	FINANCIAL SERVICES	–	100.00	100.00	34,405	34,796	391	30,945	3,460
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	–	89.97	89.97	24,192	26,505	1,179	23,950	1,376
FIDEICOMISO Nº 711, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 1ª EMISION)	MEXICO	FINANCIAL SERVICES	–	100.00	100.00	–	86,819	84,677	3,208	(1,066)
FIDEICOMISO Nº 752, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 2ª EMISION)	MEXICO	FINANCIAL SERVICES	–	100.00	100.00	–	40,705	39,900	1,357	(552)
FIDEICOMISO Nº 781, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 3ª EMISION)	MEXICO	FINANCIAL SERVICES	–	100.00	100.00	–	243,795	215,869	18,137	9,789
FIDEICOMISO Nº 847, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 4ª EMISION)	MEXICO	FINANCIAL SERVICES	–	100.00	100.00	26	214,558	213,841	(2,179)	2,896
FIDEICOMISO Nº.402900-5 ADMINISTRACION DE INMUEBLES	MEXICO	FINANCIAL SERVICES	–	100.00	100.00	2,611	2,823	208	2,615	–
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	INACTIVE	100.00	–	100.00	51	35	1	35	(1)
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	–	100.00	100.00	5,027	20,770	15,743	10,416	(5,389)
FINANZIA AUTORENTING, S.A.	SPAIN	SERVICES	100.00	–	100.00	68,561	496,100	471,727	15,469	8,904
FORUM COMERCIALIZADORA DEL PERU, S.A.	PERU	SERVICES	–	100.00	100.00	9,837	10,529	688	10,276	(435)
FORUM DISTRIBUIDORA DEL PERU, S.A.	PERU	FINANCIAL SERVICES	–	100.00	100.00	6,251	6,276	21	6,302	(47)
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	–	75.52	75.52	11,463	114,658	102,920	8,478	3,260
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	–	75.50	75.50	98,520	849,039	740,878	64,507	43,654
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	–	100.00	100.00	515	1,752	1,236	399	117

(*)	Information on foreign companies at exchange rate on December 31, 2011
(1)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 46.1%.

Company						Thousands of Euros (*)
	Location	Activity	% of Voting Rights Controlled by the Bank			Net Carrying Amount	Affiliate Entity Data
			Direct	Indirect	Total		Assets 31.12.11	Liabilities 31.12.11	Equity 31.12.11	Profit (Loss) 31.12.11
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSION FUNDS MANAGEMENT	60.00	–	60.00	8,830	25,550	1,798	20,870	2,882
GESTION Y ADMINISTRACION DE RECIBOS, S.A.	SPAIN	SERVICES	99.96	0.04	100.00	150	2,281	341	1,887	53
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	–	100.00	100.00	948	2,723	358	1,598	767
GRAN JORGE JUAN, S.A.	SPAIN	REAL ESTATE	100.00	–	100.00	293,646	716,526	457,010	242,217	17,299
GRANFIDUCIARIA	COLOMBIA	IN LIQUIDATION	–	90.00	90.00	–	169	130	90	(51)
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	99.97	–	99.97	6,677,151	7,390,699	949	5,787,052	1,602,698
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	MEXICO	SERVICES	–	72.06	72.06	5,925	22,033	13,810	10,822	(2,599)
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	28,283	29,698	1,415	28,037	246
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	(26,344)	47,495	73,841	(24,825)	(1,521)
GUARANTY PLUS PROPERTIES LLC-2	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	36,018	36,066	48	36,174	(156)
GUARANTY PLUS PROPERTIES, INC-1	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	9,649	9,654	5	9,654	(5)
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL ESTATE	–	100.00	100.00	233	324	92	316	(84)
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	–	100.00	100.00	31,975	55,887	8,077	44,950	2,860
HOLDING CONTINENTAL, S.A.	PERU	INVESTMENT COMPANY	50.00	–	50.00	123,678	1,035,228	1,201	750,007	284,020
HOMEOWNERS LOAN CORPORATION	UNITED STATES	INACTIVE	–	100.00	100.00	7,793	8,041	247	8,023	(229)
HUMAN RESOURCES PROVIDER, INC	UNITED STATES	SERVICES	–	100.00	100.00	647,531	647,701	169	644,018	3,514
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	–	100.00	100.00	645,397	645,397	–	642,178	3,219
IBERNEGOCIO DE TRADE, S.L.	SPAIN	SERVICES	–	100.00	100.00	5,115	11,705	–	3,688	8,017
INGENIERIA EMPRESARIAL MULTIBA, S.A. DE C.V.	MEXICO	SERVICES	–	99.99	99.99	–	–	–	–	–
INMUEBLES Y RECUPERACIONES CONTINENTAL S.A (1)	PERU	REAL ESTATE	–	100.00	100.00	4,819	7,023	2,204	738	4,081
INVERAHORRO, S.L. (**)	SPAIN	INVESTMENT COMPANY	100.00	–	100.00	–	85,866	88,284	(1,580)	(838)
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	–	100.00	100.00	–	–	–	–	–
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	CURAÇAO	IN LIQUIDATION	48.00	–	48.00	11,390	49,013	1,358	26,650	21,005
INVERSIONES BAPROBA, C.A.	VENEZUELA	FINANCIAL SERVICES	100.00	–	100.00	1,307	1,407	48	1,568	(209)
INVERSIONES P.H.R.4, C.A.	VENEZUELA	IN LIQUIDATION	–	60.46	60.46	–	27	–	27	–
INVERSORA OTAR, S.A.	ARGENTINA	INVESTMENT COMPANY	–	99.96	99.96	58,836	66,264	968	50,777	14,519
INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERVICES	–	100.00	100.00	9,145	9,306	193	9,721	(608)
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERVICES	–	100.00	100.00	–	6,517	17,066	(9,302)	(1,247)
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	945,337	945,398	60	930,585	14,753
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	–	100.00	100.00	14,379	14,295	6,655	9,047	(1,407)
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	–	100.00	100.00	124	947	824	109	14
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	–	100.00	100.00	366	1,778	1,412	348	18
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	–	100.00	100.00	19,505	24,467	4,959	16,480	3,028
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	–	100.00	100.00	64,253	67,324	3,071	60,303	3,950
OPPLUS OPERACIONES Y SERVICIOS, S.A.	SPAIN	SERVICES	100.00	–	100.00	1,067	22,594	11,706	7,812	3,076
OPPLUS S.A.C	PERU	SERVICES	–	100.00	100.00	639	1,547	674	829	44
PARTICIPACIONES ARENAL, S.L.	SPAIN	INACTIVE	–	100.00	100.00	7,630	7,658	23	7,577	58
PECRI INVERSION S.A	SPAIN	OTHER INVESTMENT COMPANIES	100.00	–	100.00	89,132	93,952	4	92,026	1,922
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	–	100.00	100.00	166,280	2,668,926	2,502,639	113,635	52,652

(*)	Information on foreign companies at exchange rate on December 31, 2011
(**)	This company has an equity loan from BBVA, S.A.
(1)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 46.1%.

Company						Thousands of Euros (*)
	Location	Activity	% of Voting Rights Controlled by the Bank			Net Carrying Amount	Affiliate Entity Data
			Direct	Indirect	Total		Assets 31.12.11	Liabilities 31.12.11	Equity 31.12.11	Profit (Loss) 31.12.11
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	321,850	341,106	19,254	324,399	(2,547)
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	75,701	76,393	692	70,286	5,415
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	21,900	21,900	–	22,108	(208)
PI HOLDINGS NO. 4, INC.	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	1	1	–	1	–
PORT ARTHUR ABSTRACT & TITLE COMPANY	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	1,891	2,133	242	1,898	(7)
PREMEXSA, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	–	100.00	100.00	519	1,018	468	438	112
PREVENTIS, S.A.	MEXICO	INSURANCES SERVICES	9.73	90.27	100.00	12,435	28,521	14,946	11,031	2,544
PRO-SALUD, C.A.	VENEZUELA	SERVICES	–	58.86	58.86	–	–	–	–	–
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	INVESTMENT COMPANY	100.00	–	100.00	1,213	12,879	11,280	1,528	71
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	SERVICES	100.00	–	100.00	139	129	–	122	7
PROVIDA INTERNACIONAL, S.A.	CHILE	PENSION FUNDS MANAGEMENT	–	100.00	100.00	47,000	47,155	155	34,298	12,702
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	FINANCIAL SERVICES	–	90.00	90.00	1,665	5,544	3,574	2,467	(497)
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERVICES	–	100.00	100.00	1,829	1,890	119	1,535	236
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	–	100.00	100.00	912	4,992	4,025	878	89
PROXIMA ALFA INVESTMENTS (UK) LLP	UNITED KINGDOM	IN LIQUIDATION	–	51.00	51.00	–	87	2,368	(2,281)	–
PROXIMA ALFA INVESTMENTS (USA) LLC	UNITED STATES	IN LIQUIDATION	–	100.00	100.00	7,448	1,353	208	1,128	17
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) II INC.	UNITED STATES	IN LIQUIDATION	–	100.00	100.00	74	70	44	26	–
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) INC.	UNITED STATES	IN LIQUIDATION	100.00	–	100.00	72	7,452	3,459	3,993	–
PROXIMA ALFA SERVICES LTD.	UNITED KINGDOM	IN LIQUIDATION	100.00	–	100.00	105	2,413	1	2,412	–
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	SPAIN	INACTIVE	99.23	–	99.23	9,729	16,399	10,600	10,700	(4,901)
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	–	100.00	100.00	8,159	8,123	850	7,635	(362)
RIVER OAKS BANK BUILDING, INC.	UNITED STATES	REAL ESTATE	–	100.00	100.00	25,189	29,855	4,666	25,322	(133)
RIVER OAKS TRUST CORPORATION	UNITED STATES	INACTIVE	–	100.00	100.00	1	1	–	1	–
RIVERWAY HOLDINGS CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	240	8,018	7,779	216	23
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	564,328	565,443	1,115	560,328	4,000
SCALDIS FINANCE, S.A.	BELGIUM	INVESTMENT COMPANY	–	100.00	100.00	3,507	3,650	148	3,507	(5)
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	24.99	75.01	100.00	444,396	2,543,867	2,152,552	212,270	179,045
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCES SERVICES	–	100.00	100.00	26,100	49,003	22,897	10,875	15,231
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	–	100.00	100.00	400	4,016	3,617	285	114
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	–	100.00	100.00	1,375	6,542	5,167	993	382
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	–	100.00	100.00	3,787	5,878	2,092	3,280	506
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	–	100.00	100.00	1,897	11,668	9,818	(245)	2,095
SMARTSPREAD LIMITED (UK)	UNITED KINGDOM	IN LIQUIDATION	100.00	–	100.00	1	141	–	141	–
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO.,S.A.	SPAIN	COMERCIAL	100.00	–	100.00	114,518	194,407	72	193,554	781
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL MERCADO HIPOTECARIO, S.A.	SPAIN	INACTIVE	77.20	–	77.20	138	221	67	146	8
SOCIETE INMOBILIERE BBV D’ILBARRIZ	FRANCE	REAL ESTATE	–	100.00	100.00	1,466	1,496	30	1,507	(41)
SOUTHEAST TEXAS TITLE COMPANY	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	552	581	29	547	5
SPORT CLUB 18, S.A.	SPAIN	INVESTMENT COMPANY	100.00	–	100.00	33,090	62,514	28,746	31,053	2,715
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	363	11,958	11,595	352	11

(*)	Information on foreign companies at exchange rate on December 31, 2011

			% of Voting Rights Controlled by the Bank			Thousands of Euros (*)
							Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.11	Liabilities 31.12.11	Equity 31.12.11	Profit (Loss) 31.12.11
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	240	7,976	7,737	233	6
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	941,695	942,371	675	925,061	16,635
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	1,196	39,887	38,691	1,161	35
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	602	20,037	19,434	585	18
TMF HOLDING INC.	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	8,131	11,181	3,050	7,869	262
TRAINER PRO GESTION DE ACTIVIDADES, S.A.	SPAIN	REAL ESTATE	–	100.00	100.00	2,886	5,908	–	2,931	2,977
TRANSITORY CO	PANAMA	REAL ESTATE	–	100.00	100.00	134	2,305	2,321	(30)	14
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	287,090	287,176	86	280,131	6,959
TWOENC, INC	UNITED STATES	FINANCIAL SERVICES	–	100.00	100.00	(1,203)	1,153	2,357	(1,203)	(1)
UNICOM TELECOMUNICACIONES S.DE R.L. DE C.V.	MEXICO	SERVICES	–	99.98	99.98	2	4	1	2	1
UNIDAD DE AVALUOS MEXICO, S.A. DE CV	MEXICO	FINANCIAL SERVICES	–	100.00	100.00	2,079	3,255	1,500	1,420	335
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	REAL ESTATE	–	100.00	100.00	2,410	2,657	7	2,632	18
UNIVERSALIDAD “E5”	COLOMBIA	FINANCIAL SERVICES	–	100.00	100.00	–	6,297	4,140	2,204	(47)
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	–	100.00	100.00	–	81,897	62,962	13,584	5,351
UNO-E BANK, S.A.	SPAIN	BANKING	100.00	–	100.00	174,752	1,367,556	1,226,967	105,987	34,602
URBANIZADORA SANT LLORENC, S.A.	SPAIN	INACTIVE	60.60	–	60.60	–	108	–	108	–
VALANZA CAPITAL RIESGO S.G.E.C.R. S.A. UNIPERSONAL	SPAIN	VENTURE CAPITAL	100.00	–	100.00	1,200	17,223	837	15,527	859
VIRTUAL DOC, S.L.	SPAIN	IN LIQUIDATION	–	70.00	70.00	–	133	700	(155)	(412)
VISACOM, S.A. DE C.V.	MEXICO	SERVICES	–	100.00	100.00	2,282	2,282	1	1,033	1,248

(*)	Information on foreign companies at exchange rate on December 31, 2011

APPENDIX III.	Additional information on the jointly controlled companies accounted for under the proportionate consolidation method in the BBVA Group

			% of Voting Rights Controlled by the Bank			Thousands of Euros (*)
						Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets 31.12.11	Liabilities 31.12.11	Equity 31.12.11	Profit (Loss) 31.12.11
ADMINISTRADORA DE SOLUCIONES INTEGRALES, S.A. (ASI,S.A.)	URUGUAY	FINANCIAL SERVICES	–	34.00	34.00	1,869	7,855	2,358	3,377	2,120
ALTURA MARKETS, SOCIEDAD DE VALORES, S.A.	SPAIN	SECURITIES DEALER	50.00	–	50.00	12,600	1,278,158	1,239,179	30,381	8,598
DOMENIA CREDIT IFN SA	ROMANIA	FINANCIAL SERVICES	–	100.00	100.00	26,830	121,887	113,392	6,901	1,594
G NETHERLANDS BV	NETHERLANDS	INVESTMENT COMPANY	–	100.00	100.00	303,300	333,786	52,783	282,793	(1,790)
GARANTI BANK MOSCOW	RUSSIA	BANKING	–	100.00	100.00	61,874	295,082	236,586	55,397	3,099
GARANTI BANK SA	ROMANIA	BANKING	–	100.00	100.00	218,958	1,441,168	1,270,122	180,357	(9,311)
GARANTI BILISIM TEKNOLOJISI VE TIC. TAS	TURKEY	SERVICES	–	100.00	100.00	41,959	15,714	5,978	6,713	3,023
GARANTI EMEKLILIK VE HAYAT AS	TURKEY	INSURANCES SERVICES	–	84.91	84.91	23,144	1,265,694	1,084,728	143,163	37,803
GARANTI FACTORING HIZMETLERI AS	TURKEY	FINANCIAL SERVICES	–	81.84	81.84	28,139	521,886	487,099	20,153	14,634
GARANTI FINANSAL KIRALAMA A.S.	TURKEY	FINANCIAL SERVICES	–	99.96	99.96	45,327	1,106,303	908,436	175,105	22,762
GARANTI HIZMET YONETIMI A.S	TURKEY	FINANCIAL SERVICES	–	96.40	96.40	30	366	238	407	(279)
GARANTI HOLDING BV	NETHERLANDS	INVESTMENT COMPANY	–	100.00	100.00	301,416	304,532	–	304,598	(66)
GARANTI KONUT FINANSMANI DANISMANLIK HIZMETLERI AS (GARANTI MORTGAGE)	TURKEY	SERVICES	–	100.00	100.00	307	635	58	198	379
GARANTI ODEME SISTEMLERI A.S.(GOSAS)	TURKEY	FINANCIAL SERVICES	–	99.96	99.96	171	9,941	4,165	4,947	829
GARANTI PORTFOY YONETIMI AS	TURKEY	FINANCIAL SERVICES	–	100.00	100.00	3,451	7,381	1,051	6,094	236
GARANTI TEKNOLOJINET ILETISIM HIZ. VE TIC. A.S. (GARANTI TEKNOLOJINET)	TURKEY	SERVICES	–	99.99	99.99	20	240	–	240	–
GARANTI YATIRIM MENKUL KIYMETLER AS	TURKEY	FINANCIAL SERVICES	–	100.00	100.00	24,651	16,359	3,306	12,916	137
GARANTIBANK INTERNATIONAL NV	NETHERLANDS	BANKING	–	100.00	100.00	357,034	4,159,934	3,796,990	320,374	42,570
GOLDEN CLOVER STICHTING CUSTODY	NETHERLANDS	FINANCIAL SERVICES	–	100.00	100.00	125	125	–	125	–
INVERSIONES PLATCO, C.A.	VENEZUELA	FINANCIAL SERVICES	–	50.00	50.00	13,372	37,229	10,483	31,029	(4,283)
MOTORACTIVE IFN SA	ROMANIA	FINANCIAL SERVICES	–	100.00	100.00	39,500	105,582	92,725	9,832	3,025
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES	–	50.00	50.00	12,922	239,405	213,561	19,611	6,233
RALFI IFN SA	ROMANIA	FINANCIAL SERVICES	–	100.00	100.00	41,864	70,760	64,362	4,329	2,069
SAFEKEEPING CUSTODY COMPANY B.V.	NETHERLANDS	FINANCIAL SERVICES	–	100.00	100.00	18	18	–	18	–
STICHTING SAFEKEEPING	NETHERLANDS	INVESTMENT COMPANY	–	100.00	100.00	–	18	18	–	–
STICHTING UNITED CUSTODIAN	NETHERLANDS	FINANCIAL SERVICES	–	100.00	100.00	125	125	–	125	–
TURKIYE GARANTI BANKASI A.S	TURKEY	BANKING	25.01	–	25.01	3,919,527	59,694,402	52,500,246	6,240,859	953,297

(*)	Information on foreign companies at exchange rate on December 31, 2011

APPENDIX IV.	Additional information on investments and jointly controlled companies accounted for under the equity method in the BBVA Group

(Including the most significant entities, jointly representing 98% of all investment in this collective)

			% of Voting Rights Controlled by the Bank			Thousands of Euros (**)
						Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets	Liabilities	Equity	Profit (Loss)
ADMINISTRADORA DE FONDOS DE CESANTIA DE CHILE, S.A.	CHILE	FINANCIAL SERVICES	–	37.80	37.80	5,377	14,806	4,784	5,797	4,225	(2)
ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	–	40.00	40.00	2,237	11,865	6,760	5,770	(666)	(2)
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	–	35.38	35.38	4,007	38,554	13,541	24,973	40	(2)
ALTITUDE SOFTWARE SGPS, S.A.(*)	PORTUGAL	SERVICES	–	31.00	31.00	10,215	21,739	13,891	6,593	1,255	(2)
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	–	49.00	49.00	3,800	8,398	714	7,556	128	(2)
BBVA ELCANO EMPRESARIAL II, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.00	–	45.00	22,505	92,935	16,045	81,799	(4,908)	(2)
BBVA ELCANO EMPRESARIAL, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.00	–	45.00	22,510	92,936	16,045	81,872	(4,981)	(2)
CAMARATE GOLF, S.A.(*)	SPAIN	REAL ESTATE	–	26.00	26.00	2,485	18,881	3,501	16,516	(1,135)	(2)
CHINA CITIC BANK LIMITED CNCB	CHINA	BANKING	15.00	–	15.00	4,840,101	235,923,186	221,806,430	11,689,116	2,427,640	(2)
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	HONG-KONG	FINANCIAL SERVICES	29.68	–	29.68	546,676	14,607,059	12,944,212	1,563,232	99,615	(1) (2)
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	FINANCIAL SERVICES	21.82	–	21.82	15,359	72,039	6,611	54,841	10,587	(2)
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V.	MEXICO	SERVICES	–	50.00	50.00	5,163	13,392	3,562	8,360	1,470	(2)
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.(*)	SPAIN	INVESTMENT COMPANY	–	50.00	50.00	77,543	565,308	306,949	233,565	24,794	(1) (2)
FERROMOVIL 3000, S.L.(*)	SPAIN	SERVICES	–	20.00	20.00	5,846	622,894	594,085	28,401	408	(2)
FERROMOVIL 9000, S.L.(*)	SPAIN	SERVICES	–	20.00	20.00	4,349	393,921	372,505	20,927	488	(2)
I+D MEXICO, S.A. DE C.V.(*)	MEXICO	SERVICES	–	50.00	50.00	16,464	78,461	27,874	41,374	9,213	(1) (2)
IMOBILIARIA DUQUE D’AVILA, S.A. (*)	PORTUGAL	REAL ESTATE	–	50.00	50.00	5,464	24,149	13,713	10,058	377	(3)
LAS PEDRAZAS GOLF, S.L.(*)	SPAIN	REAL ESTATE	–	50.00	50.00	7,037	69,639	53,206	17,097	(664)	(2)
OCCIDENTAL HOTELES MANAGEMENT, S.L.(*)	SPAIN	SERVICES	–	38.53	38.53	68,063	727,741	493,613	320,836	(86,708)	(1) (2)
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES	–	40.00	40.00	11,406	144,127	122,842	17,236	4,049	(2)
SERVICIOS DE ADMINISTRACION PREVISIONAL, S.A.	CHILE	PENSION FUNDS MANAGEMENT	–	37.87	37.87	3,915	23,104	10,208	5,913	6,983	(2)
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	–	46.14	46.14	4,843	17,534	7,257	10,211	66	(2)
SERVICIOS ON LINE PARA USUARIOS MULTIPLES, S.A. (SOLIUM)(*)	SPAIN	SERVICES	–	66.67	66.67	4,701	9,973	6,369	3,441	162	(2)
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	21.00	0.35	21.35	7,401	153,241	75,648	36,247	41,346	(1) (2)
TELEFONICA FACTORING ESPAÑA, S.A.	SPAIN	FINANCIAL SERVICES	30.00	–	30.00	3,736	91,139	78,453	6,849	5,837	(2)
TUBOS REUNIDOS, S.A.	SPAIN	INDUSTRY	–	22.77	22.77	50,590	685,741	473,869	226,055	(14,183)	(1) (2)
VITAMEDICA S.A DE C.V.(*)	MEXICO	INSURANCES SERVICES	–	50.99	50.99	2,654	12,846	6,422	6,207	217	(1) (2)
OTHER COMPANIES						88,398

						5,842,845	254,535,609	237,479,110	14,530,843	2,525,655

(*)	Jointly controlled companies accounted for using the equity method
(**)

Data relating to the latest financial statements approved at the date of preparation BBVA Group consolidated financial statements. For purposes of preparing the Group consolidated financial statements, the most recent available financial statements of each company are used, regardless of whether such financial statements are audited. Information on foreign companies at exchange rate on reference date

(1)	Consolidated Data
(2)	The most recent audited financial statements are for the year ended December 31, 2010
(3)	The most recent audited financial statements are for the year ended December 31, 2009

APPENDIX V.	Changes and notification of investments and divestments in the BBVA Group in 2011

Acquisitions or Increases of Interest Ownership in Consolidated Subsidiaries and Jointly Controlled Companies Accounted for Under the Proportionate Method

			Thousands of Euros		% of Voting Rights		Effective Date for the Transaction (or Notification Date)
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses directly attributable to the Transactions	Fair Value of Equity Instruments issued for the Transactions	% Participation (net) Acquired in the Period	Total Voting Rights Controlled after the Transactions
CREDIT URUGUAY BANCO, S.A.	ACQUISITION	BANKING	75,595	–	100.00%	100.00%	18-1-2011
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	ACQUISITION	FINANCIAL SERVICES	75	–	100.00%	100.00%	18-1-2011
EMPRENDIMIENTOS DE VALOR S.A.	ACQUISITION	FINANCIAL SERVICES	2,603	–	100.00%	100.00%	18-1-2011
ADMINISTRADORA DE SOLUCIONES INTEGRALES, S.A. (ASI,S.A.)	ACQUISITION	FINANCIAL SERVICES	1,098	–	34.00%	34.00%	24-2-2011
TURKIYE GARANTI BANKASI A.S	ACQUISITION	BANKING	4,390,596	–	24.89%	24.89%	22-3-2011
TURKIYE GARANTI BANKASI A.S	ACQUISITION	BANKING	17,635	–	0.12%	25.01%	4-4-2011
GARANTIBANK INTERNATIONAL NV	ACQUISITION	BANKING	–	–	100.00%	100.00%	22-3-2011
GARANTI BANK SA	ACQUISITION	BANKING	–	–	100.00%	100.00%	22-3-2011
G NETHERLANDS BV	ACQUISITION	INVESTMENT COMPANY	–	–	100.00%	100.00%	22-3-2011
RALFI IFN SA	ACQUISITION	FINANCIAL SERVICES	–	–	100.00%	100.00%	22-3-2011
DOMENIA CREDIT IFN SA	ACQUISITION	FINANCIAL SERVICES	–	–	100.00%	100.00%	22-3-2011
MOTORACTIVE IFN SA	ACQUISITION	FINANCIAL SERVICES	–	–	100.00%	100.00%	22-3-2011
LEASEMART HOLDING BV	ACQUISITION	INVESTMENT COMPANY	–	–	100.00%	100.00%	22-3-2011
GARANTI HOLDING BV	ACQUISITION	INVESTMENT COMPANY	–	–	100.00%	100.00%	22-3-2011
GARANTI BANK MOSCOW	ACQUISITION	BANKING	–	–	100.00%	100.00%	22-3-2011
GARANTI FINANSAL KIRALAMA A.S.	ACQUISITION	FINANCIAL SERVICES	–	–	99.96%	99.96%	22-3-2011
GARANTI FACTORING HIZMETLERI AS	ACQUISITION	FINANCIAL SERVICES	–	–	81.84%	81.84%	22-3-2011
GARANTI EMEKLILIK VE HAYAT AS	ACQUISITION	INSURANCES SERVICES	–	–	84.91%	84.91%	22-3-2011
GARANTI YATIRIM MENKUL KIYMETLER AS	ACQUISITION	FINANCIAL SERVICES	–	–	100.00%	100.00%	22-3-2011
GARANTI PORTFOY YONETIMI AS	ACQUISITION	FINANCIAL SERVICES	–	–	100.00%	100.00%	22-3-2011
GARANTI BILISIM TEKNOLOJISI VE TIC. TAS	ACQUISITION	SERVICES	–	–	100.00%	100.00%	22-3-2011
SAFEKEEPING CUSTODY COMPANY B.V.	ACQUISITION	FINANCIAL SERVICES	–	–	100.00%	100.00%	22-3-2011
GARANTI ODEME SISTEMLERI A.S.(GÖSAS)	ACQUISITION	FINANCIAL SERVICES	–	–	99.96%	99.96%	22-3-2011
GARANTI TEKNOLOJINET ILETISIM HIZ. VE TIC. A.S. (GARANTI TEKNOLOJINET)	ACQUISITION	SERVICES	–	–	99.99%	99.99%	22-3-2011
GARANTI HIZMET YONETIMI A.S	ACQUISITION	FINANCIAL SERVICES	–	–	96.40%	96.40%	22-3-2011
GARANTI KONUT FINANSMANI DANISMANLIK HIZMETLERI AS (GARANTI MORTGAGE)	ACQUISITION	SERVICES	–	–	100.00%	100.00%	22-3-2011
GOLDEN CLOVER STICHTING CUSTODY	ACQUISITION	FINANCIAL SERVICES	–	–	100.00%	100.00%	22-3-2011
STICHTING UNITED CUSTODIAN	ACQUISITION	FINANCIAL SERVICES	–	–	100.00%	100.00%	22-3-2011
STICHTING SAFEKEEPING	ACQUISITION	INVESTMENT COMPANY	–	–	100.00%	100.00%	22-3-2011
GARANTI BROKER DE ASIGURARE SRL	ACQUISITION	FINANCIAL SERVICES	–	–	100.00%	100.00%	22-3-2011
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	ACQUISITION	SERVICES	1,507	–	7.65%	66.06%	31-3-2011
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	DILUTION EFFECT	FINANCIAL SERVICES	–	–	48.93%	98.93%	30-4-2011
BBVA & PARTNERS ALTERNATIVE INVESTMENT AV SA	ACQUISITION	SECURITIES DEALER	4,500	–	30.00%	100.00%	30-4-2011
BBVA BANCO FRANCES S.A.	ACQUISITION	BANKING	141	–	0.01%	76.01%	31-5-2011
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	ACQUISITION	FINANCIAL SERVICES	25	–	0.00%	99.97%	31-5-2011
FACILEASING S.A. DE C.V.	ACQUISITION	SERVICES	20,023	–	100.00%	100.00%	1-7-2011
COPROMED S.A. DE C.V.	ACQUISITION	SERVICES	–	–	100.00%	100.00%	1-7-2011
FORUM COMERCIALIZADORA DEL PERU, S.A.	ACQUISITION	SERVICES	4,627	–	100.00%	100.00%	29-8-2011
FORUM DISTRIBUIDORA DEL PERU, S.A.	ACQUISITION	FINANCIAL SERVICES	2,827	–	100.00%	100.00%	29-8-2011
EL MILANILLO, S.A.	ACQUISITION	REAL ESTATE	27,179	–	100.00%	100.00%	30-9-2011
BBVA BANCO FRANCES, S.A.	MERGER	BANKING	–	–	0.02%	76.04%	30-9-2011
FORUM SERVICIOS FINANCIEROS, S.A.	ACQUISITION	FINANCIAL SERVICES	93,416	–	24.50%	75.50%	30-9-2011
FORUM DISTRIBUIDORA, S.A.	ACQUISITION	FINANCIAL SERVICES	9,629	–	24.48%	75.52%	30-9-2011
PREVENTIS, S.A.	ACQUISITION	INSURANCES SERVICES	–	–	9.73%	90.27%	30-11-2011
EL ENCINAR METROPOLITANO	TREASURY STOCK	REAL ESTATE	–	–	0.03%	99.04%	30-11-2011
BANCO DE PROMOCION DE NEGOCIOS, S.A.	ACQUISITION	BANKING	8	–	0.01%	99.86%	31-12-2011
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	DILUTION EFFECT	FINANCIAL SERVICES	–	–	0.30%	99.23%	31-12-2011
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	DILUTION EFFECT	SERVICES	1,245	–	6.00%	72.06%	31-12-2011

Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries and Jointly Controlled Companies Accounted for Under the Proportionate Method

			Thousands of Euros	% of Voting Rights		Effective Date for the Transaction (or Notification Date)
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal
BCL INTERNATIONAL FINANCE. LTD.	LIQUIDATION	FINANCIAL SERVICES	–	100.00%	–	30-04-11
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	LIQUIDATION	REAL ESTATE	(5)	58.50%	–	30-04-11
CREDIT URUGUAY BANCO, S.A.(1)	MERGER	BANKING	–	100.00%	–	30-04-11
CONSOLIDAR CIA. DE SEGUROS DE RETIRO, S.A.	DISPOSAL	INSURANCES SERVICES	17,421	100.00%	–	30-06-11
JARDINES DE SARRIENA, S.L.	LIQUIDATION	REAL ESTATE	34	85.00%	–	30-06-11
FIDEICOMISO MIRASIERRA BBVA-BANCOMER Nº F/70413-0	MERGER	REAL ESTATE	–	0.13%	45.35%	30-06-11
FINANZIA, BANCO DE CREDITO, S.A.(2)	MERGER	BANKING	–	100.00%	–	01-07-11
CONSOLIDAR COMERCIALIZADORA, S.A.(3)	MERGER	FINANCIAL SERVICES	–	100.00%	–	01-07-11
INMOBILIARIA BILBAO, S.A.(4)	MERGER	REAL ESTATE	–	100.00%	–	30-09-11
MEDITERRANIA DE PROMOCIONS I GESTIONS INMOBILIARIES, S.A.(4)	MERGER	REAL ESTATE	–	100.00%	–	30-09-11
LEASEMART HOLDING BV(5)	MERGER	INVESTMENT COMPANY	–	100.00%	–	30-09-11
GARANTI BROKER DE ASIGURARE SRL	LIQUIDATION	FINANCIAL SERVICES	–	100.00%	–	30-11-11
PROMOTORA METROVACESA, S.L.(6)	MERGER	REAL ESTATE	–	100.00%	–	31-12-11
ANIDA DESARROLLOS SINGULARES, S.L.(6)	MERGER	REAL ESTATE	–	100.00%	–	31-12-11
ANIDA INMUEBLES ESPAÑA Y PORTUGAL, S.L.(6)	MERGER	REAL ESTATE	–	100.00%	–	31-12-11
CORPORACION DE ALIMENTACION Y BEBIDAS, S.A.(7)	MERGER	INVESTMENT COMPANY	–	100.00%	–	31-12-11
BILBAO VIZCAYA AMERICA B.V.(8)	MERGER	INVESTMENT COMPANY	–	100.00%	–	31-12-11
DINERO EXPRESS SERVICIOS GLOBALES, S.A.	LIQUIDATION	FINANCIAL SERVICES	(122)	100.00%	–	31-12-11
FIDEICOMISO BBVA BANCOMER SERVICIOS Nº F/47433-8, S.A.	LIQUIDATION	FINANCIAL SERVICES	1,454	100.00%	–	31-12-11

(1)	Merger company: BBVA URUGUAY,SA
(2)	Merger company: BBVA,SA
(3)	Merger company: BBVA BANCO FRANCES,SA
(4)	Merger company: CIDESSA DOS,SA
(5)	Merger company: GARANTI HOLDING BV
(6)	Merger company: ANIDA OPERACIONES SIGULARES, S.L.
(7)	Merger company: BANCO INDUSTRIAL DE BILBAO, S.A.
(8)	Merger company: BBV AMERICA, S.L.

Business Combinations and Other Acquisitions or Increases of Interest Ownership in Associates and Jointly Controlled Companies Accounted for Under the Equity Method

			Thousands of Euros		% of Voting Rights		Effective Date for the Transaction (or Notification Date)
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses Directly Attributable to the Transactions	Fair Value of Equity Instruments Issued for the Transactions	% Participation (Net) Acquired in the Period	Total Voting Rights Controlled After the Transactions
CABAL URUGUAY, S.A.	ACQUISITION	FINANCIAL SERVICES	102	–	33.33%	33.33%	18-1-2011
REDBANC, S.A.(URUGUAY)	ACQUISITION	FINANCIAL SERVICES	22	–	28.57%	28.57%	18-1-2011
ALTITUDE SOFTWARE SGPS, S.A.	ACQUISITION	SERVICES	164	–	0.53%	31.00%	31-3-2011
SISTARBANC S.R.L.	ACQUISITION	SERVICES	22	–	20.00%	20.00%	18-1-2011
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	SPLIT	FINANCIAL SERVICES	1,344	–	16.19%	16.19%	30-4-2011
MOTORACTIVE MULTISERVICES SRL	ACQUISITION	SERVICES	–	–	100.00%	100.00%	22-3-2011
GARANTI FILO YONETIM HIZMETLERI A.S.	ACQUISITION	SERVICES	–	–	100.00%	100.00%	22-3-2011
GARANTI KULTUR AS	ACQUISITION	SERVICES	–	–	100.00%	100.00%	22-3-2011
TRIFOI REAL ESTATE SRL	ACQUISITION	REAL ESTATE	–	–	100.00%	100.00%	22-3-2011
SOLIUM OPERADORA, S.A. DE C.V.	ACQUISITION	SERVICES	2	–	100.00%	100.00%	30-9-2011
PROMOTORA METROVACESA	DILUTION EFFECT	REAL ESTATE	2,950	–	50.00%	100.00%	30-9-2011
TUBOS REUNIDOS, S.A.	TREASURY STOCK	INDUSTRY	–	–	0.26%	24.38%	31-10-2011

Disposal or Reduction of Interest Ownership in Associates and Jointly Controlled Companies Accounted for Under the Equity Method

			Thousands of Euros	% of Voting Rights		Effective Date for the Transaction (or Notification Date)
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal
HESTENAR, S.L.	LIQUIDATION	REAL ESTATE	(356)	43.34%	–	30-04-11
HESTERALIA MALAGA, S.L.	LIQUIDATION	REAL ESTATE	(16)	50.00%	–	31-05-11
REDBANC, S.A.(URUGUAY)	% ADJUSTMENT	FINANCIAL SERVICES	6	8.57%	20.00%	30-08-11
BLUE VISTA PLATAFORMA DE EMISION EN NUEVOS MEDIOS, S.L.	DISPOSAL	SERVICES	(12)	51.00%	–	31-12-11

Changes in other Companies quoted recognize as Available-for-sale

			% Voting Rights		Effective Date for the Transaction (or Notification Date)
Company	Type of Transaction	Activity	% Participation Acquired (Sold) in the Period	Totally Controlled after Transaction
REPSOL YPF, S.A.(*)	DISPOSAL	SERVICES	-1.06%	2.97%	25-1-2011
REPSOL YPF, S.A.(*)	ADQUISITION	SERVICES	0.06%	3.03%	28-1-2011
REPSOL YPF, S.A.(*)	DISPOSAL	SERVICES	-0.15%	2.93%	1-2-2011
REPSOL YPF, S.A.(*)	ADQUISITION	SERVICES	0.04%	3.02%	4-2-2011
REPSOL YPF, S.A.(*)	DISPOSAL	SERVICES	-0.95%	2.11%	21-2-2011
ACS ACTIVIDADES DE CONSTRUCCION Y SERVICIOS, S.A.(*)	DISPOSAL	SERVICES	-0.23%	2.87%	14-1-2011
ACS ACTIVIDADES DE CONSTRUCCION Y SERVICIOS, S.A.(*)	ADQUISITION	SERVICES	0.32%	3.10%	27-1-2011
SOL MELIA, S.A.(*)	DISPOSAL	SERVICES	-2.86%	1.25%	23-2-2011
REPSOL YPF, S.A.(*)	ADQUISITION	SERVICES	0.75%	3.41%	6-4-2011
REPSOL YPF, S.A.(*)	DELEGATION VOTES	SERVICES	-3.25%	0.21%	15-4-2011
REPSOL YPF, S.A.(*)	DISPOSAL	SERVICES	-2.27%	1.19%	18-4-2011
ACS ACTIVIDADES DE CONSTRUCCION Y SERVICIOS, S.A.(*)	DISPOSAL	SERVICES	-1.17%	1.99%	2-5-2011
REPSOL YPF, S.A.(*)	ADQUISITION	SERVICES	2.07%	3.92%	5-7-2011
METROVACESA, S.A (*)	CAPITAL INCREASE	REAL ESTATE	16.53%	17.34%	2-8-2011
REPSOL YPF, S.A.(*)	DISPOSAL	SERVICES	-0.06%	2.94%	12-9-2011

(*)	Notifications realized

APPENDIX VI.	Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2011

Company	Activity	% of Voting Rights Controlled by the Bank
		Direct	Indirect	Total
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	–	68.18	68.18
BANCO PROVINCIAL S.A. – BANCO UNIVERSAL	BANKING	1.85	53.75	55.60
BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL ESTATE	–	68.11	68.11
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	REAL ESTATE	–	72.50	72.50
EL OASIS DE LAS RAMBLAS, S.L.	REAL ESTATE	–	70.00	70.00
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SERVICES	–	51.00	51.00
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	REAL ESTATE	–	89.97	89.97
FORUM DISTRIBUIDORA, S.A.	FINANCIAL SERVICES	–	75.52	75.52
FORUM SERVICIOS FINANCIEROS, S.A.	FINANCIAL SERVICES	–	75.50	75.50
GESTION DE PREVISION Y PENSIONES, S.A.	PENSION FUND MANAGEMENT	60.00	–	60.00
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	SERVICES	–	72.06	72.06
HOLDING CONTINENTAL, S.A.	INVESTMENT COMPANY	50.00	–	50.00
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	IN LIQUIDATION	48.00	–	48.00
INVERSIONES P.H.R.4, C.A.	IN LIQUIDATION	–	60.46	60.46
PRO-SALUD, C.A.	SERVICES	–	58.86	58.86
VIRTUAL DOC, S.L.	IN LIQUIDATION	–	70.00	70.00

APPENDIX VII.	BBVA Group’s securitization funds

			Thousands of Euros
Securitization Fund	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of December 31, 2011
BBVA AUTOS I FTA	BBVA, S.A.	10/2004	1,000,000	37,005
BBVA-3 FTPYME FTA	BBVA, S.A.	11/2004	1,000,023	69,198
BBVA AUTOS 2 FTA	BBVA, S.A.	12/2005	1,000,000	183,673
BBVA HIPOTECARIO 3 FTA	BBVA, S.A.	06/2005	1,450,013	250,213
BBVA-4 PYME FTA	BBVA, S.A.	09/2005	1,250,025	92,899
BBVA CONSUMO 1 FTA	BBVA, S.A.	05/2006	1,499,999	245,266
BBVA-5 FTPYME FTA	BBVA, S.A.	10/2006	1,900,022	268,652
BCL MUNICIPIOS I FTA	BBVA, S.A.	06/2000	1,205,059	123,849
2 PS RBS (ex ABN)	BBVA SDAD DE LEASING INMOBILIARIO, S.A.	09/2002	8,325	5,554
BBVA CONSUMO 2 FTA	BBVA, S.A.	11/2006	1,500,000	352,090
BBVA CONSUMO 3 FTA	BBVA, S.A.	04/2008	975,000	328,333
BBVA CONSUMO 4 FTA	BBVA, S.A.	12/2009	1,100,000	742,690
BBVA CONSUMO 5 FTA	BBVA, S.A.	12/2010	899,999	862,019
BBVA UNIVERSALIDAD E10	BBVA COLOMBIA, S.A.	03/2009	29,553	8,507
BBVA UNIVERSALIDAD E11	BBVA COLOMBIA, S.A.	05/2009	19,509	6,054
BBVA UNIVERSALIDAD E12	BBVA COLOMBIA, S.A.	08/2009	31,341	7,999
BBVA UNIVERSALIDAD E5	BBVA COLOMBIA, S.A.	11/2004	138,769	1,870
BBVA UNIVERSALIDAD E9	BBVA COLOMBIA, S.A.	12/2008	56,037	17,490
BBVA EMPRESAS 1 FTA	BBVA, S.A.	11/2007	1,450,002	282,774
BBVA EMPRESAS 2 FTA	BBVA, S.A.	03/2009	2,850,062	1,237,017
BBVA EMPRESAS 3 FTA	BBVA, S.A.	12/2009	2,600,011	1,189,154
BBVA EMPRESAS 4 FTA	BBVA, S.A.	07/2010	1,700,025	1,029,825
BBVA EMPRESAS 5 FTA	BBVA, S.A.	03/2011	1,250,050	929,566
BBVA EMPRESAS 6 FTA	BBVA, S.A.	12/2011	1,200,154	1,167,385
BACOMCB 07	BBVA BANCOMER, S.A.	12/2007	146,447	84,388
BACOMCB 08	BBVA BANCOMER, S.A.	03/2008	63,970	39,789
BACOMCB 08U	BBVA BANCOMER, S.A.	08/2008	315,526	242,810
BACOMCB 08-2	BBVA BANCOMER, S.A.	12/2008	322,609	213,367
BACOMCB 09	BBVA BANCOMER, S.A.	08/2009	362,578	284,113
BBVA-FINANZIA AUTOS 1 FTA	BBVA, S.A.	04/2007	800,000	190,633
GAT FTGENCAT 2005 FTA	BBVA, S.A.	12/2005	249,943	35,031
BBVA RMBS 1 FTA	BBVA, S.A.	02/2007	2,500,000	1,681,555
BBVA RMBS 2 FTA	BBVA, S.A.	03/2007	5,000,000	3,318,029
BBVA RMBS 3 FTA	BBVA, S.A.	07/2007	3,000,000	2,215,718
BBVA RMBS 4 FTA	BBVA, S.A.	11/2007	4,900,001	3,261,080
BBVA RMBS 5 FTA	BBVA, S.A.	05/2008	5,000,001	3,807,310
BBVA RMBS 6 FTA	BBVA, S.A.	11/2008	4,995,005	3,855,001
BBVA RMBS 7 FTA	BBVA, S.A.	11/2008	8,500,005	5,970,303
BBVA RMBS 9 FTA	BBVA, S.A.	04/2010	1,295,101	1,214,413
BBVA RMBS 10 FTA	BBVA, S.A.	06/2011	1,600,065	1,577,645
BBVA LEASING 1 FTA	BBVA, S.A.	06/2007	2,500,000	575,305
PEP80040F110	BANCO CONTINENTAL,S.A.	12/2007	7,165	6,983
BBVA-6 FTPYME FTA	BBVA, S.A.	06/2007	1,500,101	305,427
BBVA-7 FTGENCAT FTA	BBVA, S.A.	02/2008	250,010	69,941
BBVA-8 FTPYME FTA	BBVA, S.A.	07/2008	1,100,127	379,397
BBVA RMBS 8 FTA	BBVA, S.A.	07/2009	1,220,000	1,007,773
2 PS INTERAMERICANA	BBVA CHILE, S.A.	10/2004	12,120	4,876
2 PS INTERAMERICANA	BBVA SDAD DE LEASING INMOBILIARIO, S.A.	10/2004	19,726	7,937
FannieMae- Lender No. 227300000	COMPASS BANK	12/2001	157,774	17,639
FannieMae- Lender No. 227300000	COMPASS SOUTHWEST	12/2001	32,361	3,619
FANNIE MAE – LENDER No. 227300027	COMPASS BANK	12/2003	7,818	1,972
FANNIE MAE – LENDER No. 227300027	COMPASS SOUTHWEST	12/2003	280,670	70,804

APPENDIX VIII.	Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2011.

Outstanding as of December 31, 2011 of subordinated issues

	Millions of Euros
Issuer Entity and Issued Date	Currency	December 2011	December 2010	December 2009	Prevailing Interest Rate at 2011	Maturity Date
Issues in Euros
BBVA
July-96	EUR	27	27	27	9.37%	22-12-16
November-03	EUR	–	–	750	0.00%	12-11-15
October-04	EUR	992	992	992	4.37%	20-10-19
February-07	EUR	297	297	297	4.50%	16-02-22
March-08	EUR	125	125	125	6.03%	03-03-33
July-08	EUR	100	100	100	6.20%	04-07-23
September-09	EUR	–	2,000	2,000	–	15-10-14
	EUR	3,430			6.50%	30-06-13

Subtotal	EUR	4,971	3,541	4,291

BBVA GLOBAL FINANCE, LTD. (*)
July-99	EUR	64	73	73	6.33%	16-10-15
February-00	EUR	–	–	442	0.00%	25-02-10
October-01	EUR	–	60	60	0.00%	10-10-11
October-01	EUR	40	40	40	6.08%	10-10-16
October-01	EUR	50	50	50	2.17%	15-10-16
November-01	EUR	55	55	55	2.29%	02-11-16
December-01	EUR	56	56	56	2.12%	20-12-16

Subtotal	EUR	265	334	776

BBVA SUBORDINATED CAPITAL, S.A.U. (*)
May-05	EUR	389	423	456	1.77%	23-05-17
October-05	EUR	126	126	130	1.87%	13-10-20
October-05	EUR	199	205	231	1.83%	20-10-17
October-06	EUR	–	822	900	0.00%	24-10-16
April-07	EUR	594	623	700	1.77%	03-04-17
April-07	EUR	100	100	100	3.65%	04-05-22
May-08	EUR	50	50	50	0.00%	19-05-23
July-08	EUR	20	20	20	6.11%	22-07-18

Subtotal	EUR	1,478	2,369	2,587

BBVA BANCOMER, S.A. de C.V.
May-07	EUR	469	601	560	7.00%	17-07-17

Subtotal	EUR	469	601	560

ALTURA MARKETS A.V., S.A.
November-07	EUR	2	2	2	3.48%	29-11-17

Subtotal	EUR	2	2	2

TURKIYE GARANTIA BANKASI, A.S.
February-09	EUR	12	–	–	3.50%	31-03-21

Subtotal	EUR	12

GARANTIBANK INTERNATIONAL NV
Different issues	EUR	4	–	–	Various	Various
Subtotal	EUR	4

Total issued in Euros		7,201	6,847	8,216

(*)	As of March 23, 2010 issues of BBVA Capital Funding, Ltd. have been assumed by BBVA Global Finance Ltd.

The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

Outsanding as of December 31, 2011 of subordinated issues

	Millions of Euros
Issuer Entity and Issued Date	Currency	December 2011	December 2010	December 2009	Prevailing Interest Rate at 2011	Maturity Date
Issues in foreign currency
BBVA PUERTO RICO, S.A.
September-04	USD	39	38	35	2.01%	23-09-14
September-06	USD	28	28	26	2.13%	29-09-16
September-06	USD	23	22	21	2.13%	29-09-16

Subtotal	USD	90	88	82

BBVA GLOBAL FINANCE, LTD. (*)
December-95	USD	155	96	139	7.00%	01-12-25
October-95	JPY	100	92	75	6.00%	26-10-15

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE
Various issues	CLP	597	624	336	Various	Various

Subtotal	CLP	597	624	336

BBVA BANCOMER, S.A. de C.V.
July-05	USD	–	–	241	0.00%	22-07-15
May-07	USD	386	373	345	6.00%	17-05-22
April-10	USD	773	670	–	7.00%	22-04-20
March-11	USD	966			7.00%	10-03-21

Subtotal	USD	2,125	1,043	586

September-06	MXN	138	151	132	5.00%	18-09-14
July-08	MXN	66	73	63	5.00%	16-07-18
October-08	MXN	166	181	156	6.00%	24-09-18
December-08	MXN	165	172	152	6.00%	26-11-20
June-09	MXN	151	164	144	6.00%	07-06-19
Subtotal	MXN	686	741	647

BBVA SUBORDINATED CAPITAL, S.A.U.
October-05	JPY	200	184	150	2.75%	22-10-35

Subtotal	JPY	200	184	150

October-05	GBP	–	–	277	0.00%	21-10-15
March-06	GBP	–	326	325	0.00%	31-03-16
March-07	GBP	258	284	282	5.75%	11-03-18

Subtotal	GBP	258	610	884

RIVERWAY HOLDING CAPITAL TRUST I
March-01	USD	8	7	7	10.18%	08-06-31

Subtotal	USD	8	7	7

TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	39	37	35	3.41%	17-03-34

Subtotal	USD	39	37	35

(*)	As of March 23, 2010 issues of BBVA Capital Funding, Ltd. have been assumed by BBVA Global Finance Ltd.

The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

Outstanding as of December 31, 2011 of subordinated issues

	Millions of Euros
Issuer Entity and Issued Date	Currency	December 2011	December 2010	December 2009	Prevailing Interest Rate at 2011	Maturity Date
STATE NATIONAL CAPITAL TRUST I
July-03	USD	12	11	10	3.63%	30-09-33

Subtotal	USD	12	11	10

STATE NATIONAL STATUTORY TRUST II
March-04	USD	8	7	7	3.35%	17-03-34

Subtotal	USD	8	7	7

TEXASBANC CAPITAL TRUST I
July-04	USD	19	19	17	3.02%	23-07-34

Subtotal	USD	19	19	17

COMPASS BANK
March-05	USD	220	212	195	5.50%	01-04-20
March-06	USD	202	195	180	5.90%	01-04-26
September-07	USD	269	261	242	6.40%	01-10-17

Subtotal	USD	691	668	617

BBVA COLOMBIA, S.A.
August-06	COP	–	156	136		28-08-11
September-11	COP	42	–	–	8.32%	19-09-21
September-11	COP	62	–	–	8.57%	19-09-26
September-11	COP	41	–	–	8.16%	19-09-18

Subtotal	COP	145	156	136

BBVA PARAGUAY, S.A.
Various	PYG	2	2	2	–	Various
Various	USD	7	6	6	–	Various

BANCO CONTINENTAL, S.A.
December-06	USD	23	22	21	3.00%	15-02-17
May-07	USD	15	15	14	6.00%	14-05-27
September-07	USD	15	15	14	2.00%	24-09-17
February-08	USD	15	15	14	6.00%	28-02-28
June-08	USD	23	22	21	3.00%	15-06-18
November-08	USD	15	15	14	3.00%	15-02-19
October-10	USD	156	150	–	7.00%	07-10-40

Subtotal		262	254	98

May-07	PEN	11	11	10	6.00%	07-05-22
June-07	PEN	19	16	14	4.00%	18-06-32
November-07	PEN	16	15	13	4.00%	19-11-32
July-08	PEN	14	13	11	3.00%	08-07-23
September-08	PEN	16	14	12	3.00%	09-09-23
December-08	PEN	10	8	7	4.00%	15-12-33

Subtotal		86	77	67

TURKIYE GARANTI BANKASI, A.S.
Feb-07	USD	95			6.95%	06-02-17

Subtotal		95

Total issues in foreign currencies (Millions of Euros)		5,578	4,722	3,901

Outstanding as of December 31, 2011 of preferred issues

	December 2011		December 2010		December 2009
Issuer Entity and Issued Date	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)
BBVA International, Ltd.
December-02	EUR	9	EUR	500	EUR	500
BBVA Capital Finance, S.A.U.
December-03	EUR	5	EUR	350	EUR	350
July-04	EUR	7	EUR	500	EUR	500
December-04	EUR	17	EUR	1,125	EUR	1,125
December-08	EUR	7	EUR	1,000	EUR	1,000
BBVA International Preferred, S.A.U.
September-05	EUR	85	EUR	85	EUR	85
September-06	EUR	164	EUR	164	EUR	164
April-07	USD	600	USD	600	USD	600
July-07	GBP	31	GBP	31	GBP	31
October-09	EUR	645	EUR	645	EUR	645
October-09	GBP	251	GBP	251	GBP	251
Banco Provincial, S.A. – Banco Universal
October-07	–	–	VEF	150	VEF	150
November-07	–	–	VEF	58	VEF	58
Phoenix Loan Holdings Inc.			–	–	–	–
November-00	USD	25	USD	25	USD	25

APPENDIX IX.	Consolidated balance sheets held in foreign currency as of December 31, 2011, 2010 and 2009

	Millions of Euros
2011	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	5,823	5,412	6,314	17,549
Financial assets held for trading	3,369	13,568	3,599	20,536
Available-for-sale financial assets	8,929	7,642	8,901	25,472
Loans and receivables	69,923	34,363	43,977	148,263
Investments in entities accounted for using the equity method	5	101	4,236	4,342
Tangible assets	842	1,060	1,009	2,911
Other assets	4,770	2,769	4,140	11,679

Total	93,661	64,915	72,176	230,752

Liabilities-
Financial liabilities held for trading	2,207	4,113	2,222	8,542
Financial liabilities at amortised cost	85,459	47,906	53,570	186,935
Other liabilities	1,164	6,288	3,279	10,731

Total	88,830	58,307	59,071	206,208

	Millions of Euros
2010	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	4,358	6,002	5,333	15,693
Financial assets held for trading	2,347	11,142	4,031	17,520
Available-for-sale financial assets	8,547	10,150	5,102	23,799
Loans and receivables	61,994	35,465	31,288	128,747
Investments in entities accounted for using the equity method	5	112	3,658	3,775
Tangible assets	804	916	655	2,375
Other assets	3,972	2,768	1,830	8,570

Total	82,027	66,555	51,897	200,479

Liabilities-
Financial liabilities held for trading	1,420	3,349	1,073	5,842
Financial liabilities at amortised cost	90,444	50,708	42,645	183,797
Other liabilities	928	5,976	2,889	9,793

Total	92,792	60,033	46,607	199,432

	Millions of Euros
2009	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	3,198	5,469	4,278	12,945
Financial assets held for trading	2,607	12,121	2,459	17,187
Available-for-sale financial assets	8,451	7,277	5,227	20,955
Loans and receivables	59,400	27,618	27,953	114,971
Investments in entities accounted for using the equity method	5	112	2,328	2,445
Tangible assets	753	777	653	2,183
Other assets	3,699	2,123	1,763	7,585

Total	78,113	55,497	44,661	178,271

Liabilities-
Financial liabilities held for trading	893	2,507	968	4,368
Financial liabilities at amortised cost	121,735	43,300	42,502	207,537
Other liabilities	1,050	4,316	2,835	8,201

Total	123,678	50,123	46,305	220,106

APPENDIX X.	Risks related to the developer and real-estate sector in Spain

a) Policies and strategies established by the Group to deal with risks related to the developer and real-estate sector

BBVA has teams specializing in the management of the Real Estate Sector risk, given its economic importance and specific technical component. This specialization is not only in the Risk-Acceptance teams, but throughout the handling, commercial, problematic management and legal aspects, and includes the research department (BBVA Research), which helps determine the medium/long-term vision needed to manage this portfolio. Specialization has been increased and the management teams in the areas of recovery and the Real Estate Unit itself have been reinforced.

The portfolio management policies, established to address the risks related to the developer and real-estate sector, aims to accomplish, among others, the following objectives: to avoid concentration in terms of customers, products and regions; to estimate the risk profile for the portfolio; and to anticipate possible worsening of the portfolio.

Specific policies for analysis and admission of new developer risk transactions

In the analysis of new operations, the assessment of the commercial operation in terms of the economic and financial viability of the project has been once of the constant points that have helped ensure the success and transformation of construction land operations for our customers’ developments.

As regards the participation of the Risk Acceptance teams, they have a direct link and participate in the committees of areas such as Recoveries and the Real Estate Unit. This guarantees coordination and exchange of information in all the processes.

The following strategies have been implemented with customers: avoidance of large corporate transactions, which had already reduced their share in the years of greatest market growth; non-participation in the second-home market; commitment to public housing financing; and participation in land operations with a high level of urban development security, giving priority to land open to urban development.

Risk monitoring policies

The base information for analyzing the real estate portfolios is updated monthly. The tools used include the so-called “watch-list”, which is updated monthly with the progress of each client under watch, and the different strategic plans for management of special groups. There are plans that involve an intensification of the review of the portfolio for financing land, while, in the case of ongoing promotions, they are classified for monitoring purposes based on the rate of progress of the projects.

These actions have enabled the Bank to anticipate possible impairment situations, by always keeping an eye on BBVA’s position with each customer (whether or not as first creditor). In this regard, key aspects include management of the risk policy to be followed with each customer, contract review, deadline extension, improved collateral, rate review (repricing) and asset purchase.

Proper management of the relationship with each customer requires knowledge of various aspects such as the identification of the source of payment difficulties, an analysis of the company’s future viability, the updating of the information on the debtor and the guarantors (their current situation and business course, economic-financial information, debt analysis and generation of funds), and the updating of the appraisal of the assets offered as collateral.

BBVA has a classification of debtors in accordance with legislation in force in each country, usually categorizing each one’s level of difficulty for each risk.

Based on the information above, a decision is made whether to use the refinancing tool, whose objective is to adjust the structure of the maturity of the debt to the generation of funds and the customer’s payment capacity.

As for the policies relating to risk refinancing with the developer and real-estate sector, they are the same as the general policies used for all of the Group’s risks. In the developer and real estate sector, they are based on clear solvency and viability criteria for projects, with demanding terms for guarantees and legal compliance. The policy on refinancing uses outstanding risk rather than nonperforming assets, with a refinancing tool that standardizes criteria and values up to a total of 19 variables when considering any refinancing operation.

In the case of refinancing, the tools used for enhancing the Bank’s position are: the search for new intervening parties with proven solvency and initial payment to reduce the principal debt or outstanding interest; the improvement of the debt bond in order to facilitate the procedure in the event of default; the provision of new or additional collateral; and making refinancing viable with new conditions (period, rate and repayments), adapted to a credible and sufficiently verified business plan.

Policies applied in the management of real estate assets in Spain

The policy applied for managing these assets depends on the type of real-estate asset, as detailed below.

In the case of completed homes, the final aim is the sale of these homes to private individuals, thus diluting the risk and beginning a new business cycle. Here, the strategy has been to help subrogation (the default rate in this channel of business is notably lower than in any other channel of residential mortgages) and to support our customers’ sales directly, using BBVA’s own channel (BBVA Services and our branches), creating incentives for sale and including sale orders for BBVA that set out sale prices which are notably lower than initial ones. In exceptional case we have even accepted partial haircuts, with the aim of making the sale easier.

In the case of ongoing construction work, our strategy has been to help and promote the completion of the works in order to transfer the investment to completed homes. The whole developer Works in Progress portfolio has been reviewed and classified into different stages with the aim of using different tools to support the strategy. This includes the use of developer accounts-payable financing as a form of payment control, the use of project monitoring supported by the Real Estate Unit itself, and the management of direct suppliers for the works as a complement to the developer’s own management.

With respect to land, our presence at advanced stages in land development, where the vast majority of our risk is urban land, simplifies our management. Urban management and liquidity control to tackle urban planning costs are also subject to special monitoring.

b) Quantitative information on activities in the real-estate market in Spain

As of December 31, 2011 and 2010, exposure (excluding undisbursed amounts) to customers of the construction or real estate industry in Spain (in accordance with the official Spanish industry classification) stood at €25,287 million and €31,708 million, respectively. Of that amount, risk from loans granted to customers in Spain for the development of real estate and housing accounted for €14,158 million and €16,608 million, representing 8.1% and 8.9% of loans and advances to customers of the balance of business in Spain (excluding the government and other public agencies) and 2% and 3% of the total assets of the Consolidated Group.

Lending for real estate development according to the purpose of the loans as of December 31, 2011 and 2010 is shown below:

	Millions of Euros
2011 Financing allocated to construction and real estate development and its coverage	Gross Amount	Drawn Over the Guarantee Value	Provision Coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	14,158	4,846	1,441
Of which: Impaired assets	3,743	1,725	1,123
Of which: Potential problem assets	2,052	911	318
Memorandum item:
Write-offs	182

	Millions of Euros
2010 Financing allocated to construction and real estate development and its coverage	Gross amount	Drawn over the guarantee value	Provision coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	16,608	4,869	1,224
Of which: Impaired assets	3,543	1,355	893
Of which: Potential problem assets	2,381	1,185	331
Memorandum item:
Write-offs	23

	Millions of Euros
Memorandum item: Consolidated Group Data (carrying amount)	2011	2010
Total loans and advances to customers, excluding the Public Sector (Business in Spain)	174,467	185,361
Total consolidated assets (total business)	597,688	552,738
Impairment losses determined collectively (total business)	3,027	2,698

As of December 31, 2011, 29% of the nonperforming assets in this sector are up-to-date on payments, but were classified as non-performing in accordance with the provisions of Appendix IX of Circular 4/2004 of the Bank of Spain. Furthermore, substandard risk amounted to 14.5% of total developer risk.

The drawn over the guarantee value shown in the tables above corresponds to the difference between the gross amount of each loan and the value of the real rights that, if applicable, were received as security, calculated according to Bank of Spain Circular 3/2010, which complements Appendix IX of Bank of Spain Circular 4/2004. This means that additional regulatory corrective factors ranging from 30% to 50%, based on the type of asset, have been applied to the updated appraisal values.

After applying said corrective factors, the excess value above the guarantee value, which represents the amount to be provisioned, amounted to €1,725 and €991 million for nonperforming assets and substandard assets, respectively as of December 31, 2011 (€1,355 million and €1,185 million as of December 31, 2010).

In addition, as of December 31, 2011 and 2010, specific recognized provisions are available, amounting to €1,441 and €1,224 million, respectively.

As of December 31, 2011 and 2010, the updated appraisal values, without the application of said corrective factors, rose to €19,288 and €25,327 million, respectively (an average LTV of 73.4% and 65.5%, respectively) which broadly covers the amount of the debt.

The following is a description of the real estate credit risk based on the types of associated guarantees:

	Millions of Euros
Credit: Gross amount (Business in Spain)	2011	2010
Without secured loan	988	1,259
With secured loan	13,053	15,249
Terminated buildings	6,930	7,403
Homes	6,431	7,018
Other	499	385
Buildings under construction	2,448	3,531
Homes	2,374	3,320
Other	74	211
Land	3,675	4,315
Urbanized land	2,404	2,922
Rest of land	1,271	1,393
With others secured	117	100

Total	14,158	16,608

As of December 31, 2011, 66% of loans to developers are guaranteed with buildings (94% are homes), and only 26% by land, of which 65% is urbanized.

The information on the retail mortgage portfolio risk as of December 31, 2011 and 2010 is as follows:

	Millions of Euros
Housing-acquisition loans to households (Business in Spain)	2011	2010
With secured loan (gross amount)	79,043	80,027
of which: Impaired loans	2,371	2,324

The loan to value (LTV) ratio (resulting from dividing the pending risk at any particular date by the amount of the latest available appraisal) of the above portfolio is as follows:

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
2011 LTV Breakdown of secured loans to households for the purchase of a home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	12,408	19,654	32,887	12,870	1,224	79,043
of which: Impaired loans	276	218	695	922	260	2,371

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
2010 LTV Breakdown of secured loans to households for the purchase of a home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	12,092	19,037	33,342	14,399	1,157	80,027
of which: Impaired loans	309	238	672	903	202	2,324

Outstanding home mortgage loans as of December 31, 2011 and 2010 had an average LTV of 50% and 51% respectively.

As of December 31, 2011, the Bank also had a balance of €968 million in non-mortgage loans for the purchase of housing (of which €64 million were NPA).

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated companies holding such assets is as follows:

	Millions of Euros
	2011			2010
Information about assets received in payment of debts (Business in Spain)	Gross Value	Provisions	Carrying Amount	Gross Value	Provisions	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	5,101	1,740	3,361	3,259	1,045	2,214
Terminated buildings	1,709	487	1,222	800	202	598
Homes	1,227	333	894	451	110	341
Other	482	154	328	349	92	257
Buildings under construction	360	115	245	198	74	124
Homes	357	114	243	186	71	115
Other	3	1	2	12	3	9
Land	3,032	1,138	1,894	2,261	769	1,492
Urbanized land	1,561	570	991	1,116	392	724
Rest of land	1,471	568	903	1,145	377	768
Real estate assets from mortgage financing for households for the purchase of a home	1,509	401	1,108	875	193	682
Rest of foreclosed real estate assets	403	167	236	204	77	127
Equity instruments, investments and financing to non-consolidated companies holding said assets	701	287	414	455	287	168

Total	7,714	2,595	5,119	4,793	1,602	3,191

As of December 31, 2011 and 2010, the gross book value of the Group’s real-estate assets from corporate financing of real estate construction and development was €5,101 million and €3,259 million, respectively, with an average coverage ratio of 34% and 32%, respectively.

The gross book value of real-estate assets from mortgage lending to households for home purchase as of December 31, 2011 and 2010, amounted to €1,509 million and €875 million, respectively, with an average coverage ratio of 27% and 22%, respectively.

As of December 31, 2011 and 2010, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €7,013 million and €4,338 million, respectively. The coverage ratio was 33% and 30%, respectively.

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

Associates

Companies in which the Group has a significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

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

A business combination is a transaction, or any other event, through which a single entity obtains the control of one or more businesses

Cash flow hedges

Those that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could effect profit or loss.

Commissions and fees

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:

Fees and commissions relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected.

Fees and commissions arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

Fees and commissions generated by a single act are accrued upon execution of that act.

Contingencies

Current obligations of the entity arising as a result of past events whose existence depends on the occurrence or non-occurrence of one or more future events independent of the will of the entity.

Contingent liabilities

Possible obligations of the entity that arise from past events and whose existence depends on the occurrence or non-occurrence of one or more future events independent of the entity’s will and that could lead to the recognition of financial assets.

Contingent risks

Transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts.

Correlation risk

Correlation risk is related to derivatives whose final value depends on the performance of more than one underlying asset (primarily, stock baskets) and indicates the existing variability in the correlations between each pair of assets.

Current service cost

Current service cost is the increase in the present value of a defined benefit obligation resulting from employee service in the current period.

Current tax assets

Taxes recoverable over the next twelve months.

Current tax liabilities

Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.

Debt securities

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

Defined benefit plans.

Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer’s obligations in respect of its employees current and prior years’ employment service are discharged by contributions to the fund.

Defined contribution plans

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

Employee expenses

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

Equity instruments

An equity instrument that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Equity method

The method used for the consolidation of the Group’s holdings in associates. These holdings are recognized at cost on the purchase date and later evaluated. This amount will then be increased or decreased based on the differences that, after said date, the equity of the entity experiences and that corresponds to the investing institution, after considering the dividends received from them and other equity eliminations. The income statement of the investing institution shall include the corresponding proportion in the earnings of the investee.

Exchange/translation differences

Exchange differences (PyL): Includes the earnings obtained in currency trading and the differences arising on translating monetary items denominated in foreign currency to the functional currency. Exchange differences (valuation adjustments): those recorded due to the translation of the financial statements in foreign currency to the functional currency of the Group and others recorded against equity.

Fair value

The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair value hedges

Derivatives that hedge the exposure to changes in the fair value of assets and liabilities or firm commitments that have not be recognized, or of an identified portion of said assets, liabilities or firm commitments, attributable to a specific risk, provided it could affect the income statement.

Fees

See Commissions, fees and similar items

Financial guarantees

Contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs when a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument, irrespective of its instrumentation. These guarantees may take the form of deposits, technical or financial guarantees, insurance contracts or credit derivatives.

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

Full consolidation method

Method used for the consolidation of the accounts of the Group’s subsidiaries. The assets and liabilities of the Group entities are incorporated line-by-line on the consolidate balance sheets, after conciliation and the elimination in full of intragroup balances, including amounts payable and receivable.

Group entity income statement income and expense headings are similarly combined line by line into the consolidated income statement, having made the following consolidation eliminations: a) income and expenses in respect of intragroup transactions are eliminated in full. b) profits and losses resulting from intragroup transactions are similarly eliminated

The carrying amount of the parent’s investment and the parent’s share of equity in each subsidiary are eliminated.

Gains or losses on financial assets and liabilities, net

This heading reflects fair value changes in financial instruments – except for changes attributable to accrued interest upon application of the interest rate method and asset impairment losses (net) recognized in the income statement – as well as gains or losses generated by their sale – except for gains or losses generated by the disposal of investments in subsidiaries, jointly controlled entities and associates an of securities classified as held to maturity.

Goodwill

Goodwill acquired in a business combination represents a payment made by the acquirer in anticipation of future economic benefits from assets that are not able to be individually identified and separately recognized.

Hedges of net investments in foreign operations

Foreign currency hedge of a net investment in a foreign operation.

Hedging derivatives

Derivatives designated as hedging instruments in an accounting hedge. The fair value or future cash flows of those derivatives is expected to offset the differences in the fair value or cash flows of the items hedged.

Held-to-maturity investments

Held-to-maturity investments are financial assets traded on an active market, with fixed maturity and fixed or determinable payments and cash flows that an entity has the positive intention and financial ability to hold to maturity.

Held for trading (assets and liabilities)

Financial assets and liabilities acquired or incurred primarily for the purpose of profiting from variations in their prices in the short term.

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

Investment properties

Investment property is property (land or a building – or part of a building – or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for own use or sale in the ordinary course of business.

Jointly controlled entities

Companies that form a joint business and, consequently, over which the Group exercises joint control. A joint business is a contractual agreement by virtue of which two or more entities undertake an economic activity under joint control; that is, a contractual agreement to share the power to guide the financial and operation policies of an entity or other economic activity, so as to benefit from its operations, and in which the unanimous consent of all participants is required in all financial and operational strategic decision-making.

Leases

A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time, a stream of cash flows that is essentially equivalent to the combination of principal and interest payments under a loan agreement.

a)	A lease is classified as a finance lease when it substantially transfers all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract.

b)	A lease will be classified as operating lease when it is not a financial lease.

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

Loans and advances to customers

Loans and receivables, irrespective of their type, granted to third parties that are not credit entities.

Loans and receivables

Financial instruments with determined or determinable cash flows and in which the entire payment made by the entity will be recovered, except for reasons attributable to the solvency of the debtor. This category includes both the investments from the typical lending activity (amounts of cash available and pending maturity by customers as a loan or deposits lent to other entities, and unlisted debt certificates), as well as debts contracted by the purchasers of goods, or users of services, that form part of the entity’s business. It also includes all finance lease arrangements in which the consolidated subsidiaries act as lessors.

Minority interests

The net amount of the profit or loss and net assets of a subsidiary attributable to associates outside the group (that is, the amount that is not owned, directly or indirectly, by the parent), including that amount in the corresponding part of the consolidated earnings for the period.

Mortgage-covered bonds

Financial asset or security created from mortgage loans and backed by the guarantee of the mortgage loan portfolio of the entity.

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

Non-monetary assets

Assets and liabilities that do not provide any right to receive or deliver a determined or determinable amount of monetary units, such as tangible and intangible assets, goodwill and ordinary shares subordinate to all other classes of capital instruments.

NPA Coveraged ratio

Impairment allowances (generic, specific and country risk allowance) as a percentage of the non performing assets (the sum of Substandard loans and advances to customers and Substandard contingent liabilities to customers)

NPA ratio

Represents the sum of Substandard loans and advances to customers and Substandard contingent liabilities to customers divided by the sum of Loans and advances to customers and Contingent liabilities to customers.

Other equity instruments

This heading reflects the increase in equity resulting from various forms of owner contributions, retained earnings, restatements of the financial statements and valuation adjustments.

Other financial assets/liabilities at fair value through profit or loss

Instruments designated by the entity from the start at fair value with changes in profit or loss. Only the following can be included in the category: assets and liabilities that are deemed “hybrid financial assets and liabilities” and for which the fair value of the embedded derivatives cannot be reliably determined.

These are financial assets managed jointly with “Liabilities under insurance contracts” valued at fair value, in combination with derivatives written with a view to significantly mitigating exposure to changes in these contracts’ fair value, or in combination with financial liabilities and derivatives designed to significantly reduce global exposure to interest rate risk.

These headings also include customer loans and deposits effected via so-called “unit-link” life insurance contracts, in which the policyholder assumes the investment risk.

Own/treasury shares

The amount of own equity instruments held by the entity.

Past service cost

It is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits.

Post-employment benefits

Retirement benefit plans are arrangements whereby an enterprise provides benefits for its employees on or after termination of service.

Property, plant and equipment/tangible assets

Buildings, land, fixtures, vehicles, computer equipment and other facilities owned by the entity or acquired under finance leases.

Proportionate consolidation method

Method used for the integration of the accounts of the jointly-controlled entities in the Consolidated Financial Statements. The aggregation of the different headings of the balance sheet and income statement of the entities to the consolidated financial statements through this method is performed in the proportion of the Group’s holding in its capital, excluding the portion corresponding to its own equity instruments. In the same proportion, reciprocal credit and debits will be eliminated, as will be the income, expenses and earnings from internal transactions.

Provisions

Provisions include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date.

Provisions for contingent liabilities and commitments

Provisions recorded to cover exposures arising as a result of transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts, and provisions for contingent commitments, i.e., irrevocable commitments which may arise upon recognition of financial assets.

Provision for credit losses

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

Public-covered bonds

Financial asset or security created from public loans and backed by the guarantee of the public debt portfolio of the entity.

Reserves

Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution. Reserves also include the cumulative effect of adjustments recognized directly in equity as a result of costs in the issue or reduction of own equity instruments, sale of own equity instruments, actuarial gains on pension plans and the retroactive restatement of the financial statements due to changes in accounting policy and the correction of errors

Securitization fund

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

Subsidiaries

Companies over which the Group exercises control. An entity is presumed to have control over another when it possesses the right to oversee its financial and operational policies, through a legal, statutory or contractual procedure, in order to obtain benefits from its economic activities. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, unless, exceptionally, it can be clearly demonstrated that ownership of more than one half of an entity’s voting rights does not constitute control of it. Control also exists when the parent owns half or less of the voting power of an entity when there is:

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

Stockholders’ funds

Contributions by stockholders, accumulated earnings recognized in the income statement and the equity components of compound financial instruments.

Structured credit products

Special financial instrument backed by other instruments building a subordination structure

Tax liabilities

All tax related liabilities except for provisions for taxes.

Trading derivatives

The fair value in favor (assets) or again (liabilities) of the entity of derivatives not designated as accounting hedges.

Unit-link

This is life insurance in which the policyholder assumes the risk. In these policies, the funds for the technical insurance provisions are invested in the name of and on behalf of the policyholder in shares of Collective Investment Institutions and other financial assets chosen by the policyholder, who bears the investment risk.

Value at Risk (VaR)

Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level

–	VaR figures are estimated following two methodologies:

–

VaR without smoothing, which awards equal weight to the daily information for the immediately preceding last two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance of the risk.

–	VaR with smoothing, which weights more recent market information more heavily. This is a metric which supplements the previous one.

–

VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, while it will tend to be lower when they present upturns in uncertainty.

APPENDIX XII.	Additional disclosure required by the Regulation S-X.

Following are the consolidated balance sheets and consolidated statements of income of the Group under the IFRS reformatted to conform to the presentation guidelines for bank holding companies set forth in Regulation S-X of the Securities and Exchange Commission of the United States of America.

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011, 2010 AND 2009

	Millions of Euros
	2011	2010	2009
ASSETS
Cash and due from banks	9.367	7.435	7.568
Interest bearing deposits in other banks	41.891	28.360	24.983
Securities purchased under agreements to resell	6.268	6.685	7.019
Trading securities	73.579	66.057	72.070
Investment securities	69.098	66.402	68.958
Net Loans & Leases	354.489	340.207	322.890
Loans and leases net of unearned income	363.912	349.613	331.628
Less: Allowance for loan losses	(9.422)	(9.406)	(8.737)
Hedging Derivatives	4.698	3.603	3.595
Premises and equipment, net	7.330	6.701	6.507
Investments in affiliated companies	5.843	4.547	2.922
Intangible assets	1.879	1.058	852
Goodwill in consolidation	6.798	6.949	6.396
Accrual Accounts	609	538	581
Other assets	15.839	12.194	10.724
Total assets	597.688	552.738	535.065
LIABILITIES AND EQUITY
Liabilities
Demand Deposits	93.856	74.763	68.655
Saving deposits	48.704	52.597	51.621
Time deposits	134.218	148.430	152.022
Due to Bank of Spain	13.990	2	10.930
Trading account liabilities	51.303	37.212	32.830
Hedging derivatives	2.710	1.662	1.308
Short term borrowings	73.835	63.844	68.985
Long-term debt	109.247	108.539	91.464
Taxes payable	2.330	2.195	2.208
Accounts payable	7.879	6.596	5.624
Accrual accounts	2.252	2.162	2.079
Pension allowance	5.577	5.981	6.246
Other provisions	1.984	2.341	2.313
Others liabilities	9.745	8.939	8.015
Total liabilities	557.630	515.262	504.302
Shareholder´s equity
Common stocks	2.403	2.201	1.837
Additional paid-in capital	18.970	17.104	12.453
Dividends	(1.116)	(1.067)	(1.000)
Other capital instruments	(300)	(552)	(224)
Retained earnings	18.209	18.234	16.235
Total Shareholder´s equity	38.166	35.920	29.300
Non-controlling interest	1.893	1.556	1.463
Total Equity	40.058	37.475	30.763
Total liabilities and equity	597.688	552.738	535.065

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	Millions of Euros
	2011	2010	2009
Interest Income
Interest and fees on loans and leases	19.065	16.561	18.697
Interest on deposits in other banks	1.444	1.326	1.489
Interest on securities purchased under agreements to resell	209	124	201
Interest on investment securities	4.030	3.652	3.829
Total interest income	24.749	21.663	24.216
Interest Expense
Interest on deposits	(7.638)	(4.838)	(6.139)
Interest on Bank of Spain & Deposit Guarantee Fund	(63)	(120)	(79)
Interest on short-term borrowings	(1.659)	(1.283)	(1.504)
Interest on long term debt	(1.213)	(1.102)	(1.749)
Total interest expense	(10.574)	(7.343)	(9.471)
NET INTEREST INCOME	14.175	14.319	14.745
Provision for loan losses	(4.201)	(4.563)	(5.199)
Net Interest Income after provision for loan losses	9.974	9.756	9.546
Non-interest income
Contingent liabilities (collected)	318	282	260
Collection and payments services (collected)	2.694	2.500	2.573
Securities services (collected)	1.645	1.651	1.636
Other transactions (collected)	962	949	835
Ceded to other entities and correspondents (paid)	(707)	(545)	(572)
Other transactions (paid)	(302)	(254)	(263)
Gains (losses) from:
Affiliated companies´ securities	619	364	122
Investment securities	57	497	231
Foreign exchange, derivatives and other ,net	1.397	1.242	1.039
Other gains (losses)	4.010	3.688	4.389
Total non-interest income	10.691	10.374	10.251
Non-interest expense
Salaries and employee benefits	(5.311)	(4.814)	(4.651)
Occupancy expense of premises, depreciation and maintenance, net	(1.696)	(1.511)	(1.340)
General and administrative expenses	(2.944)	(2.642)	(2.368)
Impairment of goodwill	(1.444)	(13)	(1.100)
Net provision for specific allowances	(510)	(482)	(458)
Other expenses	(4.991)	(4.246)	(4.145)
Total non-interest expense	(16.896)	(13.708)	(14.061)
Income Before Taxes	3.770	6.422	5.736
Income Tax expense	(285)	(1.427)	(1.141)
NET INCOME	3.485	4.995	4.595
Net income attributed to the non-controlling interests	(481)	(389)	(385)
NET INCOME ATTRIBUTED TO PARENT COMPANY	3.004	4.606	4.210

Financial Statements of Issuers of Guaranteed Securities

In connection with Rule 3-10 (Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered) of Regulation S-X:

•

BBVA International Preferred, S.A. (Unipersonal) – an issuer of registered preferred securities guaranteed by the Bank – does not file the financial statements required for a registrant by Regulation S-X as it is a 100% owned finance subsidiary of the Bank and the Bank fully and unconditionally guarantees its preferred securities (Serie “C” is listed in the United States). No other subsidiary of the Bank guarantees such securities.

•

BBVA U.S Senior S.A. (Unipersonal) and BBVA Subordinated Capital, S.A. (Unipersonal) do not file the financial statements required for a registrant by Regulation S-X as these companies are 100% owned finance subsidiaries of the Bank and the Bank will fully and unconditionally guarantee any future securities issued by any of such companies. No other subsidiary of the Bank will guarantee any such securities.

We are not aware of any legal or economic restrictions on the ability of these subsidiaries to transfer funds to the Bank in the form of cash dividends, loans or advances, capital repatriation or otherwise. There is no assurance that in the future such restrictions will not be adopted.