Form 20-F
period 2012-12-31
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
filed 2013-04-02
CIK 842180

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Eduardo Ávila Zaragoza

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on which Registered
American Depositary Shares, each representing the right to receive one ordinary share, par value €0.49 per share	New York Stock Exchange

Ordinary shares, par value €0.49 per share	New York Stock Exchange*

Guarantee of Non-Cumulative Guaranteed Preferred Securities, Series C, liquidation preference $1,000 each, of BBVA International Preferred, S.A. Unipersonal	New York Stock Exchange**

Guarantee of Guaranteed Fixed Rate Senior Notes due 2014 of BBVA U.S. Senior, S.A. Unipersonal	New York Stock Exchange***

Guarantee of Guaranteed Floating Rate Senior Notes due 2014 of BBVA U.S. Senior, S.A. Unipersonal	New York Stock Exchange****

Guarantee of Guaranteed Fixed Rate Senior Notes due 2015 of BBVA U.S. Senior, S.A. Unipersonal	New York Stock Exchange***

*	The ordinary shares are not listed for trading, but are listed only in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.
**	The guarantee is not listed for trading, but is listed only in connection with the registration of the corresponding Non-Cumulative Guaranteed Preferred Securities of BBVA International Preferred, S.A. Unipersonal (a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.).
***	The guarantee is not listed for trading, but is listed only in connection with the registration of the corresponding Guaranteed Fixed Rate Senior Notes of BBVA U.S. Senior, S.A. Unipersonal (a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.).
****	The guarantee is not listed for trading, but is listed only in connection with the registration of the corresponding Guaranteed Floating Rate Senior Notes of BBVA U.S. Senior, S.A. Unipersonal (a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.).

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

The number of outstanding shares of each class of stock of the Registrant as of December 31, 2012, was:

Ordinary shares, par value €0.49 per share—5,448,849,545

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☒ Yes  ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

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

Item 17  ☐                 Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•

“BBVA”, “Bank”, the “Company”, the “Group” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Bancomer” means Bancomer S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBVA Compass” means BBVA Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•

“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010 prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this Annual Report, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:

•	“Item 3. Key Information—Risk Factors”;

•	“Item 4. Information on the Company”;

•	“Item 5. Operating and Financial Review and Prospects”; and

•	“Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including increased capital and provision requirements;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States, Mexico and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, Mexico and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	downgrades in our credit ratings, including as a result of a decline in the Kingdom of Spain’s credit ratings;

•	the success of our acquisitions divestitures, mergers and strategic alliances;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

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

Differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and IFRS-IASB are not material for the three years ended December 31, 2012. Accordingly, the Consolidated Financial Statements included in this Annual Report have been prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with IFRS-IASB.

As mentioned in “Item 4. Information on the Company History and Development of the Company—Capital Divestitures—2013” and Note 3 to the Consolidated Financial Statements, the Group announced its decision to conduct a study on strategic alternatives for its pension business in Latin America. The alternatives considered in this process include the total or partial sale of the businesses of the Pension Fund Administrators (AFP) in Chile, Colombia and Peru, and the Retirement Fund Administrator (Afore) in Mexico. For that reason on-balance figures for our companies related to the pension businesses in Latin America, have been reclassified under the headings “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale” of the consolidated balance sheet as of December 31, 2012, and the revenues and expenses of these companies for 2012 have been reclassified under the heading “Profit from discontinued operations” in the accompanying consolidated income statement. In accordance with IFRS 5, and in order to present financial information for all periods on a consistent basis, we have reclassified the revenues and expenses from these companies under the heading “Profit from discontinued operations” in the consolidated income statement for 2011 and 2010. This reclassifications has had no impact on our “Profit”.

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

A. Selected Consolidated Financial Data

The historical financial information set forth below for the years ended December 31, 2012, 2011 and 2010 has been selected from, and should be read together with, the Consolidated Financial Statements included herein. The audited financial statements for 2009 and 2008 are not included in this document, and they instead can be found in the respective annual reports on Form 20-F for certain prior years previously filed by us. In annual reports on Form 20-F for years prior to 2011, the financial statements for 2008 were prepared under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, and thus were presented on a non-comparable basis.

For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	Year Ended December 31,
	2012	2011(*)	2010(*)	2009(*)	2008(*)
	(In Millions of Euros, Except Per Share/ADS Data (In Euros))
Consolidated Statement of Income Data
Interest and similar income	26,262	24,180	21,130	23,773	30,403
Interest and similar expenses	(11,140)	(11,028)	(7,814)	(9,893)	(18,717)
Net interest income	15,122	13,152	13,316	13,880	11,685
Dividend income	390	562	529	443	447
Share of profit or loss of entities accounted for using the equity method	727	595	331	118	291
Fee and commission income	5,574	5,075	4,864	4,841	5,057
Fee and commission expenses	(1,221)	(1,044)	(831)	(790)	(868)
Net gains(losses) on financial assets and liabilities	1,645	1,117	1,372	821	1,374
Net exchange differences	122	364	455	651	232
Other operating income	4,812	4,244	3,537	3,395	3,554
Other operating expenses	(4,730)	(4,037)	(3,240)	(3,145)	(3,085)
Administration costs	(9,768)	(8,898)	(8,007)	(7,486)	(7,588)
Depreciation and amortization	(1,018)	(839)	(754)	(690)	(694)
Provisions (net)	(651)	(509)	(475)	(446)	(1,416)
Impairment losses on financial assets (net)	(7,980)	(4,226)	(4,718)	(5,473)	(4,098)
Impairment losses on other assets (net)	(1,123)	(1,885)	(489)	(1,619)	(45)
Gains (losses) on derecognized assets not classified as non-current asset held for sale	4	46	41	20	72
Negative goodwill	376	—	1	99	—
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(622)	(271)	127	859	748
Operating profit before tax	1,659	3,446	6,059	5,478	5,669
Income tax	275	(206)	(1,345)	(1,085)	(1,193)
Profit from continuing operations	1,934	3,240	4,714	4,394	4,476
Profit from discontinued operations (net)	393	245	281	201	99
Profit	2,327	3,485	4,995	4,595	4,575
Profit attributable to parent company	1,676	3,004	4,606	4,210	4,210
Profit attributable to non-controlling interests	651	481	389	385	365

Per share/ADS(1) Data
Numbers of shares outstanding (at period end)	5,448,849,545	4,903,207,003	4,490,908,285	3,747,969,121	3,747,969,121
Income attributable to parent company(2)	0.32	0.62	1.10	1.02	1.21
Dividends declared	0.200	0.200	0.270	0.420	0.501

(*)	Revenues and expenses of our pension business in Latin America have been reclassified for comparative purposes. See “Presentation of Financial Information—Accounting Principles.”
(1)	Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.
(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period including the average number of estimated shares to be converted and, for comparative purposes, a correction factor to account for the capital increases carried out in November 2010, April 2011, October 2011, April 2012 and October 2012, and excluding the weighted average number of treasury shares during the period (5,464 million, 4,945 million, 4,264 million, 4,133 million and 4,134 million shares in 2012, 2011, 2010, 2009 and 2008, respectively). With respect to the years ended December 31, 2012, 2011 and 2010, see Note 5 to the Consolidated Financial Statements.

	As of and for Year Ended December 31,
	2012	2011	2010	2009	2008
	(In Millions of Euros, Except Percentages)
Consolidated balance sheet data

Total assets	637,785	597,688	552,738	535,065	542,650
Common stock	2,670	2,403	2,201	1,837	1,837
Loans and receivables (net)	383,410	381,076	364,707	346,117	369,494
Customer deposits	292,716	282,173	275,789	254,183	255,236
Debt certificates and subordinated liabilities	99,043	97,349	102,599	117,817	121,144
Non-controlling interest	2,372	1,893	1,556	1,463	1,049
Total equity	43,802	40,058	37,475	30,763	26,705
Consolidated ratios
Profitability ratios:
Net interest margin(1)	2.66%	2.3%	2.4%	2.6%	2.3%
Return on average total assets(2)	0.4%	0.6%	0.9%	0.8%	0.9%
Return on average equity(3)	4.0%	8.0%	15.8%	16.0%	15.5%
Credit quality data
Loan loss reserve(4)	14,534	9,470	9,473	8,805	7,505
Loan loss reserve as a percentage of total loans and receivables (net)	3.79%	2.5%	2.6%	2.5%	2.0%
Non-performing asset ratio (NPA ratio)(5)	5.1%	4.0%	4.1%	4.3%	2.3%
Impaired loans and advances to customers	20,287	15,647	15,361	15,197	8,437
Impaired contingent liabilities to customers(6)	317	219	324	405	131

	20,604	15,866	15,685	15,602	8,568

Loans and advances to customers	367,415	361,310	348,253	332,162	342,682
Contingent liabilities to customers	39,407	39,398	35,816	32,614	35,952

	406,822	400,709	384,069	364,776	378,635

(1)	Represents net interest income as a percentage of average total assets.
(2)	Represents profit as a percentage of average total assets.
(3)	Represents profit attributable to parent company as a percentage of average equity.
(4)	Includes impairment losses of loans and receivables to credit institutions, loans and advance to customers and debt securities see Note 13 to the Consolidated Financial Statements.
(5)	Represents the sum of impaired loans and advances to customers and impaired contingent liabilities to customers divided by the sum of loans and advances to customers and contingent liabilities to customers.
(6)	We include contingent liabilities in the calculation of our non-performing asset ratio (NPA ratio). We believe that impaired contingent liabilities should be included in the calculation of our NPA ratio where we have reason to know, as of the reporting date, that they are impaired. The credit risk associated with contingent liabilities (consisting mainly of financial guarantees provided to third-parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If impaired contingent liabilities were not included in the calculation of our NPA ratio, such ratio would generally be higher for the periods covered, amounting to approximately 5.6%, 4.3%, 4.4%, 4.6% and 2.5% as of December 31, 2012, 2011, 2010, 2009 and 2008, respectively.

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

Year ended December 31	Average(1)
2008	1.4695
2009	1.3955
2010	1.3216
2011	1.4002
2012	1.2908
2013 (through March, 22, 2013)	1.3220

(1)	Calculated by using the average of the exchange rates on the last day of each month during the period.

Month ended	High	Low
September 30, 2012	1.3142	1.2566
October 31, 2012	1.3133	1.2876
November 30, 2012	1.3010	1.2715
December 31, 2012	1.3260	1.2930
January 31, 2013	1.3584	1.3047
February 28, 2013	1.3692	1.3054
March 31, 2013 (through March 22, 2013)	1.3098	1.2888

The noon buying rate for euro from the Federal Reserve Bank of New York, expressed in dollars per €1.00, on March 22, 2013, was $1.2996.

As of December 31, 2012, approximately 39% of our assets and approximately 38% of our liabilities were denominated in currencies other than euro. See Note 2.2.16 to our Consolidated Financial Statements.

For a discussion of our foreign currency exposure, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk Management—Market Risk in Non-Trading Activities in 2012—Structural Exchange Rate Risk”.

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

The financial services industry is among the most highly regulated industries in the world. Our operations are subject to ongoing regulation and associated regulatory risks, including the effects of changes in laws, regulations, policies and interpretations, in Spain, the European Union, the United States and the other markets where we operate. This is particularly the case in the current market environment, which is witnessing increased levels of government and regulatory intervention in the banking sector which we expect to continue for the foreseeable future. The regulations which most significantly affect us, or which could most significantly affect us in the future, include regulations relating to capital and provisions requirements, which have become increasingly stricter in the past two years, steps taking towards achieving a fiscal and banking union in the European Union and regulatory reforms in the United States. These risks are discussed in further detail below.

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

As a Spanish financial institution, we are subject to the Bank of Spain Circular 3/2008 (“Circular 3/2008”), of May 22, on the calculation and control of minimum capital requirements, as amended by Bank of Spain Circular 4/2011 (“Circular 4/2011”), which implements Capital Requirement Directive III (“CRD III”). In addition, the Royal Decree-Law 24/2012 of August 31, 2012 established a new minimum requirement in terms of core capital on risk-weighted assets which is more restrictive than the one set out in Circular 3/2008, and that must be greater than 9%. This Royal Decree-Law came into force in 2013.

In addition, following an evaluation of the capital levels of 71 financial institutions throughout Europe (including BBVA) based on data available as of September 30, 2011, the European Banking Authority (“EBA”) issued a recommendation pursuant to which, on an exceptional and temporary basis, financial institutions based in the EU should reach a new minimum Core Tier 1 ratio (9%) by June 30, 2012. This recommendation is still in place.

Moreover, we will be subject to the new Basel III capital standards, which will be phased in until January 1, 2019. Despite the Basel III framework setting minimum transnational levels of regulatory capital and a measured phase-in, many national authorities have started a race to the top for capital by gold-plating both requirements and the associated interpretation calendars. In particular, while the European transposition of these standards will be done through the Capital Requirements Directive (“CRD IV”) that is expected to be approved in 2013 and to come into force during 2014, the Spanish Government anticipated certain requirements of Basel III in 2011 with the Royal Decree-Law 2/2011, of February 18, which was superseded by Royal Decree-Law 24/2012, by imposing stricter capital requirements. Additionally, the Mexican government introduced the Basel III capital standards in 2012 and the Basel III transposition in the United States is pending to be clarified. This lack of uniformity may lead to an uneven playing field and to competition distortions. Moreover, regulatory fragmentation, with some countries bringing forward the application of Basel III requirements or increasing such requirements, could adversely affect a bank with global operations such as BBVA and could undermine our profitability.

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

Provision requirements

Royal Decree-Law 2/2012, of February 3, and Royal Decree-Law 18/2012, of May 11 increased coverage requirements (which had to be met by December 31, 2012) for performing and non-performing real estate assets and required an additional capital buffer. Subsequently, requisites of both RD-L were included in Law 8/2012 of October 30, 2012 (“Law 8/2012”). There can be no assurance that additional provision requirements will not be adopted by the authorities of the jurisdictions where we operate (including Spanish authorities).

Steps taken towards achieving an EU fiscal and banking union

In June 2012, a number of agreements were reached to reinforce the monetary union, including the definition of a broad roadmap towards a single banking and fiscal union.

While support for a banking union in Europe is strong and significant advances will be done in terms of the development of a single-rule book through the CRD IV, there is ongoing debate on the extent and pace of integration. It has been decided that the European Central Bank (“ECB”) will play a key role in supervision; although a consensus on how to dovetail its central position with the role of national supervisors has not yet been agreed. Other issues are still open, such as the representation and voting power of non-eurozone countries, the accountability of the ECB to European institutions as part of the single supervision mechanism, the final status of the European Banking Authority, the development of a new bank resolution regimen and the creation of a common deposit-guarantee scheme.

European leaders have also supported the reinforcement of the fiscal union but continue negotiating how to achieve it.

Regulations adopted towards achieving a banking and/or fiscal union in the EU and decisions adopted by the ECB in its future capacity as our main supervisory authority may have a material impact on our business, financial condition and results of operations.

Regulatory reforms initiated in the United States

Our operations may also be affected by other regulatory reforms in response to the financial crisis, including measures such as those concerning systemic financial institutions and the enactment in the United States in July 2010 of the Dodd-Frank Act. See “Item 4. Information on the Company—Business Overview—The United States—U.S. Regulation—Dodd-Frank Act.” Among other changes, beginning five years after enactment of the Dodd-Frank Act, the Federal Reserve Board will apply minimum capital requirements to U.S. intermediate bank holding company subsidiaries of non-U.S. banks. Section 619 of the Dodd-Frank Act, also known as the Volcker Rule, is a key component of this effort. The Volcker Rule prohibits banking entities, which benefit from federal insurance on customer deposits or access to the discount window, from engaging in proprietary trading and from investing in or sponsoring hedge funds and private equity funds, subject to certain exceptions. In addition, in December 2012 the Fed published new draft regulation on Foreign Banking Organizations, covering issues such as solvency, liquidity, supervision and crisis management. Although there remains uncertainty as to how regulatory implementation of this law will occur, various elements of the new law may cause changes that impact the profitability of our business activities and require that we change certain of our business practices, and could expose us to additional costs (including increased compliance costs). These changes may also cause us to invest significant management attention and resources to make any necessary changes.

Memorandum of Understanding on the Spanish Financial Sector

On June 25, 2012, the Spanish government formally requested the European Union financial aid to recapitalize certain Spanish financial institutions. The details and conditions of the related Memorandum of Understanding on Financial-Sector Policy reached (“MoU”) were announced on July 20, 2012. The MoU establishes a series of conditions to be met by all Spanish financial institutions, including those that have no capital deficits. Such conditions include the compliance with the EBA’s Core Tier 1 ratio of 9%, early intervention and resolution measures including burden sharing measures from hybrid capital holders and subordinated debt holders in banks receiving public capital, and new financial reporting requirements on capital, liquidity and loan portfolio quality. The Spanish government implemented the agreements reached in the MoU through Royal-Decree Law 24/2012, of August 31, which was later replaced by Law 9/2012, of November 14, on restructuring and resolution of credit entities. See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Law 9/2012 of November 14, on Restructuring and Resolution of Credit Entities.” As of the date of this Annual Report, we cannot predict the impact that the conditions set forth in the MoU or the implementing regulation may have on our business, financial condition or results of operations.

Withdrawals of deposits or other sources of liquidity may make it more difficult or costly for us to fund our business on favorable terms or cause us to take other actions.

Historically, one of our principal sources of funds has been savings and demand deposits. As of December 31, 2012, 2011 and 2010, time deposits represented 26%, 27%, and 29% of our total funding respectively. Large-denomination time deposits may, under some circumstances, such as during periods of significant interest rate-based competition for these types of deposits, be a less stable source of deposits than savings and demand deposits. The level of wholesale and retail deposits may also fluctuate due to other factors outside the Group’s control, such as a loss of confidence (including as a result of political initiatives, including bail-in and/or confiscation and/or taxation of creditors’ funds, in connection with the Eurozone crisis, as seen recently in Cyprus). Moreover, we cannot assure you that, in the event of a sudden or unexpected withdrawal of deposits or shortage of funds in the banking systems or money markets in which we operate, we will be able to maintain our current levels of funding without incurring higher funding costs or having to liquidate certain of our assets. In addition, if public sources of liquidity, such as the ECB extraordinary measures adopted in response to the financial crisis since 2008, are removed from the market, we cannot assure you that we will be able to continue funding our business or, if so, maintain our current levels of funding without incurring higher funding costs or having to liquidate certain of our assets or taking additional deleverage measures.

Our earnings and financial condition have been, and our future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.

Financial markets continue to be subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, especially during 2012. In dislocated markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties. Severe market events have resulted in us recording large write-downs on our credit market exposures in recent years. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs.

We face increasing competition in our business lines.

The markets in which we operate are highly competitive and we believe that this trend will continue. In addition, the trend towards consolidation in the banking industry has created larger and stronger banks with which we must now compete, some of which have recently received public capital from the European Stability Mechanism (the “ESM”).

We also face competition from non-bank competitors, such as: payment platforms; ecommerce businesses; department stores (for some credit products); automotive finance corporations; leasing companies; factoring companies; mutual funds; pension funds; insurance companies; and public debt (as a result of the high yields which are being currently offered as a consequence of the sovereign debt crisis, there is a crowding out effect in the financial markets).

We cannot assure you that this competition will not adversely affect our business, financial condition, cash flows and results of operations.

Our business is particularly vulnerable to volatility in interest rates.

Our results of operations are substantially dependent upon the level of our net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Interest rates are highly sensitive to many factors beyond our control, including fiscal and monetary policies of governments and central banks, regulation of the financial sectors in the markets in which we operate, domestic and international economic and political conditions and other factors. Changes in market interest rates can affect the interest rates that we receive on our interest-earning assets differently than the rates that we pay for our interest-bearing liabilities. This may, in turn, result in a reduction of the net interest income we receive, which could have a material adverse effect on our results of operations.

In addition, the high proportion of loans referenced to variable interest rates (approximately 70% of our loan to customer portfolio as of December 31, 2012) makes debt service on such loans more vulnerable to changes in interest rates. In addition, a rise in interest rates could reduce the demand for credit and our ability to generate credit for our clients, as well as contribute to an increase in the credit default rate. As a result of these and the above factors, significant changes or volatility in interest rates could have a material adverse impact on our business, financial condition or results of operations.

We have a substantial amount of commitments with personnel considered wholly unfunded due to the absence of qualifying plan assets.

Our commitments with personnel which are considered to be wholly unfunded are recognized under the heading “Provisions—Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets. These amounts include “Post-employment benefits”, “Early Retirements” and “Post-employment welfare benefits”, which amounted to €2,728 million, €2,758 million and €310 million, respectively, as of December 31, 2012, €2,429 million, €2,904 million and €244 million, respectively, as of December 31, 2011 and €2,497 million, €3,106 million and €377 million, respectively, as of December 31, 2010. These amounts are considered wholly unfunded due to the absence of qualifying plan assets.

We face liquidity risk in connection with our ability to make payments on these unfunded amounts which we seek to mitigate, with respect to “Post-employment benefits”, by maintaining insurance contracts which were contracted with insurance companies owned by the Group (see Note 26 to our Consolidated Financial Statements). The insurance companies have recorded in their balance sheets specific assets (fixed interest deposit and bonds) assigned to the funding of these commitments. The insurance companies also manage derivatives (primarily swaps) to mitigate the interest rate risk in connection with the payments of these commitments. We seek to mitigate liquidity risk with respect to “Early Retirements” and “Post-employment welfare benefits” through oversight by the Assets and Liabilities Committee (“ALCO”) of the Group. The Group’s ALCO manages a specific asset portfolio to mitigate the liquidity risk regarding the payments of these commitments. These assets are government and covered bonds which are issued at fixed interest rates with maturities matching the aforementioned commitments. The Group’s ALCO also manages derivatives (primarily swaps) to mitigate the interest rate risk in connection with the payments of these commitments. Should we fail to adequately manage liquidity risk and interest rate risk either as described above or otherwise, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Relating to Spain and Europe

Continuing economic tensions in the European Union and Spain, including as a result of the ongoing European sovereign debt crisis, could have a material adverse effect on our business, financial condition and results of operations.

The continuing crisis in worldwide financial and credit markets has led to a global economic slowdown in recent years, with many economies around the world showing significant signs of weakness or slow growth. In Europe, uncertainty regarding the budget deficits and solvency of several countries, together with the risk of contagion to other more stable countries, has further exacerbated the global economic crisis. In addition, the risk of default on the sovereign debt of certain EU countries and the impact this would have on the Eurozone countries, including the potential risk that one or more countries may leave the Eurozone—either voluntarily or involuntarily—has raised concerns about the ongoing viability of the euro currency and the European Monetary Union (the “EMU”). These concerns have been further exacerbated by the rise of Euro-skepticism in certain EU countries, including countries that decided not to enter the EMU such as the United Kingdom. These and other concerns could lead to the re-introduction of individual currencies in one or more EU Member States. The exit of one or more EU Member States from the EMU could materially adversely affect the European and global economy, cause a redenomination of financial instruments or other contractual obligations from the euro to a different currency and substantially disrupt capital, interbank, banking and other markets, among other effects, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. In addition, tensions among Member States of the EU, and growing Euro-skepticism in certain EU countries, could pose additional difficulties in the EU’s ability to react to the ongoing economic crisis.

The Spanish economy contracted during 2012 and the Bank of Spain has predicted the recession to continue in 2013. Spain continues to be one of the focal points of the continuing sovereign debt crisis and concerns surrounding the ability of the Spanish government to service its debt or the health of the Spanish banking sector could lead, and/or the prospect of the continued contraction of the Spanish economy could lead, Spanish leaders to consider requesting financial assistance from the European authorities. Any such financial assistance could impose austerity measures and other restrictions on the Spanish government, including enhanced requirements directed toward Spanish banking institutions, which could make it difficult for Spain to generate revenues and raise additional concerns regarding its ability to service its sovereign debt. Any such restrictions, including additional capital requirements applicable to Spanish banking institutions, could also materially affect our financial condition. Furthermore, any such austerity measures could adversely affect the Spanish economy and reduce the capacity of our borrowers to repay loans we have made to them, increasing our non-performing loans.

Economic conditions remain uncertain in Spain and the European Union and may deteriorate in the future, which could adversely affect the cost and availability of funding for Spanish and European banks, including us, adversely affect the quality of our loan portfolio, require us to take impairments on our exposures to the sovereign debt of one or more countries in the eurozone or otherwise adversely affect our business, financial condition and results of operations.

We are dependent on our credit ratings and any reduction in our or the Kingdom of Spain’s credit ratings could materially and adversely affect our business, financial condition and results of operations.

We are rated by various credit rating agencies. Our credit ratings are an assessment by rating agencies of our ability to pay our obligations when due. Any actual or anticipated decline in our credit ratings to below investment grade or otherwise may increase the cost of and decrease our ability to finance ourselves in the capital markets, secured funding markets (by affecting our ability to replace downgraded assets with better rated ones), interbank markets, through wholesale deposits or otherwise, harm our reputation, require us to replace funding lost due to the downgrade, which may include the loss of customer deposits, and make third parties less willing to transact business with us or otherwise materially adversely affect our business, financial condition and results of operations. Furthermore, any decline in our credit ratings to below investment grade or otherwise could breach certain of our agreements or trigger additional obligations under such agreements, such as a requirement to post additional collateral, which could materially adversely affect our business, financial condition and results of operations.

Since we are a Spanish company with substantial operations in Spain, our credit ratings may be adversely affected by the assessment by rating agencies of the creditworthiness of the Kingdom of Spain. Moody’s, Fitch, Standard & Poor’s and DBRS have downgraded Spain’s sovereign debt rating since May 2012. In May 2012, DBRS was the first rating agency to downgrade the debt rating of both, the Kingdom of Spain to AH from AAL and the large Spanish banks. Following DBRS’ rating action, Moody’s and Fitch downgraded Spain’s sovereign debt rating in June 2012 to Baa3 from A3 and to BBB from A, respectively. In June 2012, following their respective downgrade of the Kingdom of Spain, Moody’s and Fitch downgraded all of the large Spanish banks, including us. In August 2012, DBRS further downgraded the rating of Spain’s sovereign debt to AL from AH and the rating of the large Spanish banks. Standard & Poor’s announced in October 2012 that it had lowered its long-term sovereign credit rating on the Kingdom of Spain to BBB- from BBB+ and the short-term sovereign credit rating to A-3 from A-2, with a negative outlook on the long-term rating. In October 2012, following its downgrade of the Kingdom of Spain, Standard & Poor’s downgraded all of the large Spanish banks, including us. Any further decline in the Kingdom of Spain’s sovereign credit ratings could, in turn, result in a further decline in our credit ratings.

In addition, we hold a substantial amount of securities issued by the Kingdom of Spain, autonomous communities within Spain and other Spanish issuers. Any decline in the Kingdom of Spain’s credit ratings could also adversely affect the value of the Kingdom of Spain’s and other Spanish issuers’ respective securities held by us in our various portfolios or otherwise materially adversely affect our business, financial condition and results of operations. Furthermore, the counterparties to many of our loan agreements could be similarly affected by any decline in the Kingdom of Spain’s credit rating, which could limit their ability to raise additional capital or otherwise adversely affect their ability to repay their outstanding commitments to us and, in turn, materially and adversely affect our business, financial condition and results of operations.

Since our loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on our financial condition.

We have historically developed our lending business in Spain, which continues to be our main place of business. As of December 31, 2012, business activity in Spain accounted for 57% of our loan portfolio. See “Item 4. Information on the Company—Selected Statistical Information—ASSETS—Loans and Advances to Customers—Loans by Geographic Area.”

After rapid economic growth until 2007, Spanish gross domestic product (“GDP”) contracted by 3.7% and 0.3% in 2009 and in 2010, respectively, grew by 0.4% in 2011 and contracted by 1.4% in 2012. Our Economic Research Department (“BBVA Research”) estimates that the Spanish economy will contract by 1.1% in 2013. As a result of this expected contraction, it is expected that economic conditions and unemployment in Spain will continue to deteriorate.

In addition, GDP forecasts for the Spanish economy could be further revised downwards if measures adopted in response to the economic crisis are not as effective as expected or if public deficit figures force the government to implement additional restrictive measures. In addition to the tightening of fiscal policies in order to correct its economic imbalances, Spain has seen confidence erode because of the weaker economic activity and, above all, a deterioration in employment in 2012, which is expected to continue in 2013.

The effects of the financial crisis have been particularly pronounced in Spain given Spain’s heightened need for foreign financing as reflected by its high public deficit. Real or perceived difficulties in making the payments associated with this deficit can further damage Spain’s economic situation and increase the costs of financing its public deficit. The aforementioned may be exacerbated by the following:

•	The Spanish economy is particularly sensitive to economic conditions in the rest of the Euro area, the primary market for Spanish goods and services exports.

•

Spanish domestic demand in 2012 was heavily impacted by fiscal policy both directly, through the progressive contraction of public sector demand (as a result, among other reasons, of tighter fiscal targets), and indirectly, through the impact of the fiscal policy reforms on the consumption and investment decisions of private parties (as a result, for example, of the increases in various taxes, including income tax and value added tax (VAT), and the elimination of certain tax benefits (including tax benefits on the purchase of a home)).

•

Despite the adoption of a labor market reform in early February 2012 which was intended to slow the amount of jobs lost in 2012, unemployment continued to increase in 2012 and is expected to remain above 25% during 2013.

•

In 2013, the continued deterioration of the labor market may trigger a decline in the wage component of a household’s gross disposable income. Furthermore, the increase of fiscal pressures due to the country’s effort to meet the public deficit targets set for 2013 will continue to reduce the non-wage component of disposable income, despite the possible increase in the volume of unemployment benefits. Higher personal income taxes are also expected to have a negative effect. Households’ nominal disposable income remained constant in 2011, is estimated to have fallen by 3.3 % in 2012 and 1.5% in 2013.

•	Net financial wealth is not expected to recover during 2013 as a result of the real estate sector adjustments and we expect these adjustments to continue for the coming years.

•

Investment in residential real estate contracted by approximately 6.7% and 8.0 % in 2011 and 2012, respectively, and is expected to contract by 8.3% in 2013. Demand for real estate decreased in 2012, primarily as a result of the high unemployment rates, the elimination of tax benefits on the purchase of a home and the rise in the personal income tax.

Our loan portfolio in Spain has been adversely affected by the deterioration of the Spanish economy since 2009. Our total impaired loans to customers in Spain amounted to €15,152 million, €11,043 million and €10,954 million as of December 31, 2012, 2011 and 2010, respectively, principally due to the deterioration in the macroeconomic environment. Our total impaired loans to customers in Spain as a percentage of total loans and receivables to customers in Spain were 7.3%, 5.5% and 5.2% as of December 31, 2012, 2011 and 2010, respectively. Our loan loss reserves to customers in Spain as a percentage of impaired loans to customers is Spain as of December 31, 2012, 2011 and 2010 were 64%, 43% and 45%, respectively.

Given the concentration of our loan portfolio in Spain, any adverse changes affecting the Spanish economy are likely to have a significant adverse impact on our loan portfolio and, as a result, on our business, financial condition and results of operations.

Exposure to the Spanish real estate market makes us vulnerable to developments in this market.

In the years prior to 2008, population increase, economic growth, declines in unemployment rates and increases in levels of household disposable income, together with the low interest rates within the EU, led to an increase in demand for mortgage loans in Spain. This increased demand and the widespread availability of mortgage loans affected housing prices, which rose significantly. After this buoyant period, demand began to adjust in mid-2006. Since the last quarter of 2008, the supply of new homes has been adjusting sharply downward in the residential market in Spain, but a significant excess of unsold homes still exists in the market. Spanish real estate prices continued to decline during 2012 in light of deteriorating economic conditions. It is expected that housing demand will remain weak and housing transactions will continue decreasing in 2013.

We have substantial exposure to the Spanish real estate market and the continuing deterioration of Spanish real estate prices could materially and adversely affect our business, financial condition and results of operations. We are exposed to the Spanish real estate market due to the fact that Spanish real estate assets secure many of our outstanding loans and due to the significant amount of Spanish real estate assets held on our balance sheet, including real estate received in lieu of payment for certain underlying loans. Furthermore, we have restructured certain of the loans we have made relating to real estate and the capacity of such borrowers to repay such restructured loans may be materially adversely affected by declining real estate prices. Residential real estate mortgages to individuals represented 23.8%, 21.9% and 23.1% of our domestic loan portfolio as of December 31, 2012, 2011 and 2010, respectively. Our loans for the development of real estate and housing construction in Spain amounted to €15,358 million as of December 31, 2012, and represented 7% of our gross domestic lending as of December 31, 2012. Our non-performing real estate loans represented 44.4% of our real estate portfolio as of such date.

If Spanish real estate prices continue to decline or if changes currently debated in the Spanish Congress related to mortgage regulation favoring borrowers or if future changes in the simplified mortgage enforcement proceedings provided for under Spanish law lead to substantial changes in the current guarantee system of mortgage, our business may be materially adversely affected, which could materially and adversely affect our financial condition and results of operations.

Highly-indebted households and corporations could endanger our asset quality and future revenues.

Spanish households and businesses have reached, in recent years, a high level of indebtedness, which represents increased risk for the Spanish banking system. In addition, the high proportion of loans referenced to variable interest rates (approximately 70% of our loan portfolio as of December 31, 2012) makes debt service on such loans more vulnerable to changes in interest rates than in the past. Highly indebted households and businesses are less likely to be able to service debt obligations as a result of adverse economic events, which could have an adverse effect on our loan portfolio and, as a result, on our financial condition and results of operations. Moreover, the increase in households’ and businesses’ indebtedness also limits their ability to incur additional debt, decreasing the number of new products we may otherwise be able to sell them and limiting our ability to attract new customers in Spain satisfying our credit standards, which could have an adverse effect on our ability to achieve our growth plans.

Risks Relating to Latin America

Events in Mexico could adversely affect our operations.

We are substantially dependent on our Mexican operations, with approximately €1,821 million, €1,711 million, and €1,683 million of the profit attributable to parent company in 2012, 2011 and 2010, respectively, being generated in Mexico. We face several types of risks in Mexico which could adversely affect our banking operations in Mexico or the Group as a whole. Given the internationalization of the financial crisis, the Mexican economy has felt the effects of the global financial crisis and the adjustment process that was underway. While the Mexican economy is expected to grow in 2013, there are economic risks due to a possible lower demand from the U.S. In the second half of 2012, signs of weakness in external demand have been observed, among which a slowdown in manufactured exports and a decline in remittance flows to Mexico are particularly significant. In addition, growing social disruptions in Mexico could adversely affect growth.

As of December 31, 2012, 2011 and 2010, our mortgage loan portfolio delinquency rates in Mexico were 6.4%, 4.1% and 3.3%, respectively, and our consumer loan portfolio delinquency rates were 3.3%, 2.5% and 2.9%, respectively. The default rate is evolving in line with the increase in the activity of our subsidiary, the risk premium has stabilized around 3.49%. If there is an increase in unemployment rates (currently 5% from 5.2% in 2011), which could arise if there is a more pronounced or prolonged slowdown in Europe or the United States, it is likely that such rates will further increase.

In addition, inflation was 4.1% year-on-year in December 2012, exceeding the target set by the Mexican Central Bank. Any tightening of the monetary policy, including to address upward inflationary pressures, could make it more difficult for customers of our mortgage and consumer loan products in Mexico to service their debts, which could have a material adverse effect on the business, financial condition, cash flows and results of operations of our Mexican subsidiary or the Group as a whole. Additionally, if the approval of certain structural reforms is delayed, this could make it more difficult to reach potential growth rates in the Mexican economy. Among the reforms currently debated there is a fiscal reform (to extend social security across the whole population, an increase in value added tax and a decrease of non-wage labor cost) and an energy reform (to increase investment in the sector) Finally, growing social tensions in Mexico, including as a result of drug-related corruption and escalating violence, could weigh on the economic outlook, which could increase economic uncertainty and capital outflows.

According to the mandate of the Law for Transparent and Ordered Financial Services in place (last modified in 2010), the Mexican National Commission for the Protection and Defense of Financial Services Users (Comisión Nacional para la Defensa de los Usuarios de los Servicios Financieros or “Condusef”) has continued to request that banks send for revision several of its service contracts (e.g., credit cards, insurance, etc.), in order to check that they comply the dispositions on transparency and clarity for protecting financial service users. Condusef still does not have systematic ways to evaluate and grade service contracts, and this reflects on a substantial variation in grades from one year to the next and no clear instructions for adequating such contracts. Therefore, the Law Committee of the Banking Association (ABM) is coordinating a working group to propose improvements in the process. In addition, Condusef has asked banks to formulate new procedures so that beneficiaries of deposit accounts can collect the funds in the case of the death of the account owner.

The Money Laundering Law (Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita) will become effective in July 2013. The Ministry of Finance (Secretaría de Hacienda y Crédito Público) and a special analysis unit within the Federal Attorney’s Office (Unidad Especializada en Análisis Financiero en Contra de la Delincuencia Organizada, de la Procuraduría General de la República) are in charge of this process. The Law specifies more severe penalties for non compliance and more information requirements for some transactions. However, authorities are working on evaluating the impact of the law before it comes into force.

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

The Latin American countries in which we operate have experienced significant economic volatility in recent decades, characterized by recessions, foreign exchange crises and significant inflation. This volatility has resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. Negative and fluctuating economic conditions, such as a changing interest rate environment, also affect our profitability by causing lending margins to decrease and leading to decreased demand for higher-margin products and services. In addition, significant inflation can negatively affect our results of operations as was the case in the year ended December 31, 2009, when as a result of the characterization of Venezuela as a hyperinflationary economy, we recorded a €90 million decrease in our profit attributable to parent company.

Many of the main challenges for the region relate to the evolution of external factors, including the crisis in Europe or the fiscal adjustment measures in the U.S., and the increasing use of macroprudential measures to control global liquidity, which could deter financial flows to enter in Latin American countries. In addition, inflationary pressure and inflation forecasts have worsened in most countries in the region (with inflation in some countries exceeding the relevant central banks’ targets) due to the strength of economic activity and increased food prices. Price overheating is leaving Latin America economies more vulnerable to an adverse external shock since the more important role of exports in their GDP is making them more dependent on the maintenance of high terms of trade. Moreover, uncertainty on the evolution of the global economy conjunction with upward pressure from domestic demand will like make most central banks in the region to remain on hold, leaving interest rates unchanged. Therefore monetary policy is less likely to act as and stabilizer in case of domestic overheating.

In addition, negative and fluctuating economic conditions in some Latin American countries could result in government defaults on public debt. This could affect us in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is generally high in several Latin American countries in which we operate.

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

Financial and securities markets in Latin American countries in which we operate are, to varying degrees, influenced by economic and market conditions in other countries in Latin America and beyond. The region’s growth has decelerated in 2012, registering a growth rate of 3%, in particular due to the economic slowdown of Brazil. Negative developments in the economy or securities markets in one country, particularly in the U.S. or in Europe under current circumstances, may have a negative impact on emerging market economies. We believe that the main global risk for Latin America countries is currently posed by the possible deterioration of the European crisis, which would especially affect countries with less capacity to access international markets to cushion the fall in commodity prices and with less room to use counter-cyclical policies. Any such developments may adversely affect the business, financial condition, operating results and cash flows of our subsidiaries in Latin America. These economies are also vulnerable to conditions in global financial markets and especially to commodities price fluctuations and these vulnerabilities usually reflect adversely in financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. For example, at the beginning of the financial crisis these economies were hit by a simultaneous drop in commodity export prices, a collapse in demand for non-commodity exports and a sudden halting of foreign bank loans. Even though most of these countries withstood the triple shock rather well, with limited damage to their financial sectors, non-performing loan ratios rose and bank deposits and loans contracted. These trends are been corrected in the last few quarters in most countries. As a global economic recovery remains fragile, there are risks of a relapse. If the global financial crisis continues and, in particular, if the effects on the Chinese, European and U.S. economies intensify, the business, financial condition, operating results and cash flows of our subsidiaries in Latin America are likely to be materially adversely affected.

We are exposed to foreign exchange and, in some instances, political risks as well as other risks in the Latin American countries in which we operate, which could cause an adverse impact on our business, financial condition, results of operations.

We operate commercial banks and insurance and private pension companies in various Latin American countries and our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We are confronted with different legal and regulatory requirements in many of the jurisdictions in which we operate. These include, but are not limited to, different tax regimes and laws relating to the repatriation of funds or nationalization or expropriation of assets. Our international operations may also expose us to risks and challenges which our local competitors may not be required to face, such as exchange rate risk, difficulty in managing a local entity from abroad, and political risk which may be particular to foreign investors, or the distribution of dividends. For example, in October 2012, Argentina sharply raised its excess-capital requirements from 30% to 75% of minimum capital before banks (including our subsidiary BBVA Banco Francés, S.A.) can distribute dividends. As a result, BBVA Banco Francés, S.A. will not make a dividend payment with respect to 2012. Furthermore, while most Latin American currencies to which we are exposed appreciated during 2012, this trend could be reversed. For example, in February 2013, the Venezuelan government decided to devaluate the Venezuelan bolivars fuerte for the fifth time in nine years by approximately 32% (from 4.30 to 6.30 per U.S. dollar), which undermined the dividends of our Venezuelan subsidiary awaiting repatriation.

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

Risks Relating to the United States

Adverse economic conditions in the United States may have a material effect on our business, financial condition, results of operations and cash flows.

As a result of the business of our subsidiaries in the United States we are vulnerable to developments in this market, particularly the real estate market. During the summer of 2007, the difficulties experienced by the subprime mortgage market triggered a real estate and financial crisis, which had significant effects on the real economy and resulted in significant volatility and uncertainty in markets and economies around the world. The recovery is still weak, as the economy is growing at low rates and unemployment is persistently high. The recent economic growth estimates for the U.S., showing that economic recovery is slower than expected, and growing regulatory pressure in the U.S. financial sector resulted in a write down of goodwill related to our acquisition of BBVA Compass in the aggregate amount of €1,444 million as of December 31, 2011. See Note 20 to our Consolidated Financial Statements. Similar or worsening economic conditions in the United States could have a material adverse effect on the business, financial condition, results of operations and cash flows of our subsidiary BBVA Compass, or the Group as a whole, and could require us to provide BBVA Compass with additional capital.

Risks Relating to Other Countries

Our strategic growth in Asia exposes us to increased regulatory, economic and geopolitical risk relating to emerging markets in the region, particularly in China.

Pursuant to certain transactions completed in the past few years (see Note 17 to our Consolidated Financial Statements), as of December 31, 2012, our ownership interests in members of the CITIC Group, a Chinese banking group, were a 29.7% stake in CITIC International Financial Holdings Ltd (“CIFH”) and a 15% stake in China CITIC Bank Corporation Limited (“CNCB”). CIFH is a banking entity headquartered in Hong Kong and CNCB is a banking entity headquartered in China.

As a result of our expansion into Asia, we are exposed to increased risks relating to emerging markets in the region, particularly in China. The Chinese government has exercised, and continues to exercise, significant influence over the Chinese economy. Chinese governmental actions, including changes in laws or regulations or in the interpretation of existing laws or regulations, concerning the economy and state-owned enterprises, or otherwise affecting our activity, could have a significant effect on Chinese private sector entities in general, and on CIFH or CNCB in particular. Chinese authorities have implemented a series of monetary tightening and macro prudential policies to slow credit growth and to contain rises in real estate prices. These could undermine profitability in the banking sector generally and CIFH’s and CNCB’s respective profitability in particular. Our business in China may also be affected by the increased credit quality risks resulting from the increase in local government debt and financial stresses in smaller companies as their access to various forms of non-bank credit is tightened.

In addition, while we believe long term prospects in both China and Hong Kong are positive, particularly for the consumer finance market, near term risks are present from the impact of a slowdown in global growth, which could result in tighter financing conditions and could pose risks to credit quality. China’s GDP growth has moderated following efforts to avert overheating and steer the economy towards a soft landing. China’s growth momentum continued to slow more than expected in 2012 due to external pressures and lags in the effect of policy stimulus put in place in 2012. While domestic demand and production remain strong, there is an increased probability of a hard landing as a result of the uncertainties concerning the global environment, exacerbated by a rise in domestic financial fragilities.

Any of these developments could have a material adverse effect on our investments in Asia or the business, financial condition, results of operations and cash flows of the Group.

Since Garanti operates primarily in Turkey, economic, political and other developments in Turkey may have a material adverse effect on Garanti’s business, financial condition and results of operations and the value of our investment in Garanti.

In 2011, we acquired a 25.01% interest in Türkiye Garanti Bankası A.Ş. (“Garanti”). Most of Garanti’s operations are conducted, and most of its customers are located, in Turkey. Accordingly, Garanti’s ability to recover on loans, its liquidity and financial condition and its results of operations are substantially dependent upon the economic, political and other conditions prevailing in or that otherwise affect Turkey. For instance, if the Turkish economy is adversely affected by, among other factors, a reduction in the level of economic activity, continuing inflationary pressures, devaluation or depreciation of the Turkish Lira, a natural disaster or an increase in domestic interest rates, then a greater portion of Garanti’s customers may not be able to repay loans when due or meet their other debt service requirements to Garanti, which would increase Garanti’s past due loan portfolio and could materially reduce its net income and capital levels.

After growing by approximately 8.5% in 2011, the Turkish economy is expected to grow by 2.6% in 2012 and by 4.4% in 2013. In addition, inflation increased by 8.9% in 2012 on average and is expected to further increase by 5.3% in 2013. Furthermore, Turkey’s recent credit boom led to the rapid widening of its current account deficit, which reached a multi-year high of 9.9% of GDP in 2011 and is expected to amount to 6.5% by the end of 2012. Despite Turkey’s increased political and economic stability in recent years, the recent rating upgrade by Fitch in November 2012 and the implementation of institutional reforms to conform to international standards, Turkey is an emerging market and it is subject to greater risks than more developed markets. Financial turmoil in any emerging market could negatively affect other emerging markets, including Turkey, or the global economy in general. Moreover, financial turmoil in emerging markets tends to adversely affect stock prices and debt securities prices of other emerging markets as investors move their money to more stable and developed markets, and may reduce liquidity to companies located in the affected markets. An increase in the perceived risks associated with investing in emerging economies in general, or Turkey in particular (including as a result of a deterioration in the EU accession process), could dampen capital flows to Turkey and adversely affect the Turkish economy.

In addition, actions taken by the Turkish government could adversely affect Garanti’s business and prospects. For example, currency restrictions and other restraints on transfer of funds may be imposed by the Turkish government, Turkish government regulation or administrative polices may change unexpectedly or otherwise negatively affect Garanti, the Turkish government may increase its participation in the economy, including through nationalizations of assets, or the Turkish government may impose burdensome taxes or tariffs. The occurrence of any or all of the above risks could have a material adverse effect on Garanti’s business, financial condition and results of operations and the value of our investment in Garanti. Moreover, political uncertainty or instability within Turkey and in some of its neighboring countries (including as a result of the ongoing civil war in Syria) has historically been one of the potential risks associated with investments in Turkish companies.

Furthermore, a significant majority of Garanti’s total securities portfolio is invested in securities issued by the Turkish government. In addition to any direct losses that Garanti might incur, a default, or the perception of increased risk of default, by the Turkish government in making payments on its securities or the possible downgrade in Turkey’s credit rating would likely have a significant negative impact on the value of the government securities held in Garanti’s securities portfolio and the Turkish banking system generally and make such government securities difficult to sell, and may have a material adverse effect on Garanti’s business, financial condition and results of operations and the value of our investment in Garanti.

Any of the risks referred to above could have a material adverse effect on Garanti’s business, financial condition and results of operations and the value of our investment in Garanti.

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

Weaknesses or failures in our internal processes, systems and security could materially adversely affect our results of operations, financial condition or prospects, and could result in reputational damage.

Operational risks, through inadequate or failed internal processes, systems (including financial reporting and risk monitoring processes) or security, or from people-related or external events, including the risk of fraud and other criminal acts carried out against us, are present in our businesses. Our businesses are dependent on processing and reporting accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Any weakness in these internal processes, systems or security could have an adverse effect on our results, reporting of such results, and on the ability to deliver appropriate customer outcomes during the affected period. In addition, any breach in security of our systems could disrupt our business, result in the disclosure of confidential information and create significant financial and legal exposure for us. Although we devote significant resources to maintain and regularly update our processes and systems that are designed to protect the security of our systems, software, networks and other technology assets, there is no assurance that all of our security measures will provide absolute security. Any damage to our reputation (including to customer confidence) arising from actual or perceived inadequacies, weaknesses or failures in our systems, processes or security could have a material adverse effect on our results of operations, financial condition or prospects.

Compliance with anti-money laundering and anti-terrorism financing rules involves significant cost and effort.

We are subject to rules and regulations regarding money laundering and the financing of terrorism. Monitoring compliance with anti-money laundering and anti-terrorism financing rules can put a significant financial burden on banks and other financial institutions and pose significant technical problems. Although we believe that our current policies and procedures are sufficient to comply with applicable rules and regulations, we cannot guarantee that our group-wide anti-money laundering and anti-terrorism financing policies and procedures completely prevent situations of money laundering or terrorism financing. Any of such events may have severe consequences, including sanctions, fines and notably reputational consequences, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

BBVA’s predecessor bank, BBV, was incorporated as a limited liability company (a “sociedad anónima” or S.A.) under the Spanish Corporations Law on October 1, 1988. BBVA was formed following the merger of Argentaria into BBV, which was approved by the shareholders of each entity on December 18, 1999 and registered on January 28, 2000. It conducts its business under the commercial name “BBVA”. BBVA is registered with the Commercial Registry of Vizcaya (Spain). It has its registered office at Plaza de San Nicolás 4, Bilbao, Spain, 48005, and operates out of Paseo de la Castellana, 81, 28046, Madrid, Spain telephone number +34-91-374-6201. BBVA’s agent in the U.S. for U.S. federal securities law purposes is Emiliano Salcines (1345 Avenue of Americas, 44th Floor New York, NY 10105, telephone number +1-212-728-2405). BBVA is incorporated for an unlimited term.

Capital Expenditures

Our principal investments are financial investments in our subsidiaries and affiliates. The main capital expenditures from 2010 to the date of this Annual Report were the following:

2013

Acquisition of Unnim Vida. On February 4, 2013, Unnim Banc, S.A. reached an agreement with Aegon Spain Holding B.V. to acquire its 50% stake in Unnim Vida, S.A. de Seguros y Reaseguros (“Unnim Vida”). As a result BBVA Group’s total holding in the share capital of Unnim Vida is 100%.

2012

Acquisition of Unnim. On March 7, 2012, the Management Commission of the Fund for Orderly Bank Restructuring (Fondo de Restructuración Ordenada Bancaria or “FROB”) accepted BBVA’s offer to acquire Unnim Banc, S.A. (“Unnim”). The FROB, the Deposit Guarantee Fund of Credit Institutions (Fondo de Garantía de Depósitos or “FGD”) and BBVA entered into a purchase agreement, by virtue of which BBVA acquired 100% of the shares of Unnim for a purchase price of €1.

In addition, BBVA, the FGD, the FROB and Unnim signed a Protocol of Financial Measures for the restructuring of Unnim, which regulates the Asset Protection Scheme through which the FGD will be responsible for 80% of the losses incurred by a predetermined asset portfolio of Unnim for a period of 10 years following the transaction.

On July 27, 2012, following the completion of the transaction, BBVA became the holder of 100% of the capital of Unnim.

As of December 31, 2012, Unnim’s assets amounted to €24,756 million, of which €15,932 million corresponded to Loans and advances to customers. Customer deposits amounted to €11,083 million as of such date.

Pursuant to the acquisition method of accounting, as of December 31, 2012, we recorded the difference between the fair values assigned to the assets acquired and the liabilities assumed from Unnim, on one hand, and the cash payment made to the FROB in consideration of the transaction on the other hand, which totaled €376 million, under the heading “Negative goodwill in business combinations” in our consolidated income statement for the year 2012. As of the date of preparation of our Consolidated Financial Statements, this amount is provisional, since IFRS 3 grants a period of one year to make a definitive determination on this negative consolidation difference; however, the Group does not expect any significant changes in the valuations of the assets and liabilities related to this acquisition. See Note 20.1 to our Consolidated Financial Statements for additional information.

2011

Acquisition of a capital holding in the Turkish bank Garanti. On March 22, 2011, through the execution of the agreements signed in November 2010 with the Doğuş group and having obtained the corresponding authorizations, BBVA completed the acquisition of a 24.89% holding of the share capital of Türkiye Garanti Bankası A.Ş. (“Garanti”). Subsequently, an additional 0.12% holding was acquired through the stock exchanges, increasing the BBVA Group’s total holding in the share capital of Garanti to 25.01% as of December 31, 2011. The total amount spent on these acquisitions totaled $5,876 million (approximately €4,408 million).

The agreements with the Doğuş group include an arrangement for the joint management of the bank and the appointment of some of the members of its Board of Directors by the BBVA Group. BBVA also has a perpetual option to purchase an additional 1% of Garanti, which will become exercisable on March 22, 2016. Considering its current shareholding structure, if the BBVA Group were to exercise this option, it would have effective control of Garanti. For additional information, see Note 3 to the Consolidated Financial Statements.

Purchase of Credit Uruguay Banco. On January 18, 2011, after obtaining the corresponding authorizations, the purchase of Credit Uruguay Banco was completed for approximately €78 million, generating goodwill for an insignificant amount.

Capital increase in CNCB. BBVA participated in the capital increase carried out by China CITIC Bank Corporation Limited (“CNCB”) in 2011, in order to maintain its stake in CNCB (15%), with a payment of €425 million.

2010

On April 1, 2010, after obtaining the corresponding authorizations, the purchase of an additional 4.93% of CNCB’s capital was finalized for €1,197 million. As of December 31, 2010, BBVA had a 29.68% holding in CIFH and a 15% holding in CNCB.

Capital Divestitures

Our principal divestitures are financial divestitures in our subsidiaries and in affiliates. The main capital divestitures from 2010 to the date of this Annual Report were the following:

2013

On May 24, 2012, we announced our decision to conduct a study on strategic alternatives for our pension business in Latin America. The alternatives considered in this process include the total or partial sale of the businesses of the Pension Fund Administrators (AFP) in Chile, Colombia and Peru, and the Retirement Fund Administrator (Afore) in Mexico. For additional information, see Note 3 to the Consolidated Financial Statements.

On December 24, 2012, we reached an agreement with Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir, S.A., a subsidiary of Grupo Aval Acciones y Valores, S.A., for the sale to the former of the total stake that we hold directly or indirectly in the Colombian company BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A. (“Horizonte”). The closing of the transaction is subject to obtaining the required Colombian regulatory authorizations. The base purchase price agreed upon is $ 530 million (COP 941,731 million), subject to certain adjustments. It is anticipated that the closing of the transaction will take place in the first half of 2013 and that the capital gain net of taxes arising from the transaction will amount to approximately € 265 million.

On January 9, 2013, after having obtained the necessary approvals, we announced that we had completed the sale of our stake in the Mexican company Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. to Afore XXI Banorte, S.A. de C.V. The purchase price agreed upon was $1,735 million. The capital gain (net of taxes) arising from this transaction amounted to approximately €800 million.

On February 1, 2013, we reached an agreement (the “Agreement”) with MetLife, Inc., for the sale of our stake in the Chilean pension fund manager Administradora de Fondos de Pensiones Provida S.A. (“AFP Provida”), representing 64.3% of the share capital of AFP Provida.

Pursuant to the terms of the Agreement and subject to the satisfaction of the conditions set forth therein:

•

MetLife, Inc. has agreed to cause one or more of its wholly-owned affiliates to commence, both in the Republic of Chile and in the United States of America, a tender offer in cash (the “Tender Offer”) for 100% of the issued and outstanding shares of AFP Provida; and

•

BBVA has agreed to transfer the entirety of its 64.3% interest in AFP Provida to such affiliates of MetLife, Inc. either (i) directly through the Tender Offer, or (ii) partially directly through the Tender Offer and partially indirectly through the sale to MetLife, Inc. of a newly incorporated BBVA affiliate in Chile. In this case, BBVA shall be paid the same price that it would be paid by the transfer of the shares of AFP Provida through the Tender Offer.

The purchase price set forth in the Agreement for a 100% interest in AFP Provida, $2 billion, shall be supplemented by a fixed amount for each day having elapsed between the date of the most recent month-end balance sheet of AFP Provida available prior to the commencement of the Tender Offer and the date of publication of the Tender Offer’s results (as determined pursuant to the Agreement). In addition to the purchase price, the Agreement permits AFP Provida, subject to the prior approval of AFP Provida’s governing bodies, to make certain dividends prior to the commencement of the Tender Offer.

The commencement of the Tender Offer and the subsequent closing of the transaction are subject, among other conditions, to receipt of regulatory approvals both in Chile and Ecuador. It is anticipated that the closing of the transaction will take place in the second half of 2013 and that the capital gain net of taxes arising from the transaction will amount to approximately €500 million.

2012

In June 2012, BBVA reached an agreement to sell its business in Puerto Rico to Oriental Financial Group Inc. The sale price was $500 million (approximately €385 million at the exchange rate on the date of the transaction). Gross capital losses from this sale amounted to approximately €15 million (taking into account the exchange rate at the time of the transaction and the earnings of the sold companies up to the closing of the transaction, on December 18, 2012).

2011 and 2010

During 2011 and 2010, BBVA sold its participation in certain non-strategic associates and also concluded the liquidation and merger of several issuers, financial services and real estate affiliates.

B. Business Overview

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have investments in some of Spain’s leading companies.

Operating Segments

The main change in the reporting structure of the BBVA Group’s operating segments in 2012 relates to the transfer of the assets and liabilities of a branch located in Houston from our Mexico operating segment to our United States operating segment. This was done to reflect the increasingly geographical orientation of the Group’s reporting structure. Despite this change and other insignificant changes, the composition of the operating segments in 2012 has remained very similar to their composition in 2011. Nevertheless, operating segment data relating to 2011 and 2010 contained in this Annual Report has been presented on a uniform basis consistent with our organizational structure in 2012 to ensure like-for-like comparisons.

Set forth below are our five operating segments. As indicated above, the composition of our operating segments in 2012 is very similar to last year’s:

•	Spain

•	Eurasia

•	Mexico

•	South America

•	United States

In addition to these operating segments, we continue to have a separate “Corporate Activities” segment. This segment handles our general management functions, which mainly consist of structural positions for interest rates associated with the euro balance sheet and exchange rates, together with liquidity management and shareholders’ funds. This segment also books the costs from central units that have a strictly corporate function and makes allocations to corporate and miscellaneous provisions, such as early retirement and others of a corporate nature. It also includes the Industrial and Financial Holdings Unit and the Group’s Spanish real estate business.

The breakdown of the BBVA Group’s total assets by operating segments as of December 31, 2012, 2011 and 2010 is as follows:

	As of December 31,
Total Assets by Operating Segment	2012	2011	2010
	(In Millions of Euros)
Spain	317,151	311,987	299,186
Eurasia	48,282	53,354	45,980
Mexico	82,432	72,488	73,321
South America	78,419	63,444	51,671
United States	53,850	57,207	59,173

Subtotal Assets by Operating Segments	580,134	558,480	529,331

Corporate Activities	57,652	39,208	23,407

Total Assets BBVA Group	637,786	597,688	552,738

The following table sets forth information relating the profit attributable to parent company by each of our operating segments for the years ended December 31, 2012, 2011 and 2010.

	Profit/(Loss) Attributable to Parent Company			% of Profit/(Loss) Attributable to Parent Company
	For the Year Ended December 31,
	2012(1)	2011(2)	2010	2012(1)	2011(2)	2010
	(In Millions of Euros)			(In Percentage)
Spain	(1,267)	1,352	2,210	(38.1)	30.7	39.3
Eurasia	950	1,031	575	28.6	23.4	10.2
Mexico(*)	1,821	1,711	1,683	54.8	38.8	30.0
South America(*)	1,347	1,007	889	40.5	22.8	15.8
United States	475	(691)	260	14.3	(15.7)	4.6

Subtotal Operating Segments	3,326	4,410	5,617	100.0	100.0	100.0

Corporate Activities	(1,649)	(1,405)	(1,011)

Profit attributable to the BBVA Group	1,677	3,004	4,606

(1)	Profit/(Loss) attributable to parent company for the year ended December 31, 2012 has been affected by the significant loan-loss provisions made to reflect the steady impairment of our real estate portfolios in Spain.
(2)	Profit/(Loss) attributable to parent company for the year ended December 31, 2011 has been affected by the goodwill impairment in the U.S. and the acquisition of Garanti, which have affected, respectively, the contribution of the United States and Eurasia operating segments.
(*)	Information of our pension business for 2011 and 2010 has been reclassified for comparative purposes. See “Presentation of Financial Information—Accounting Principles.”

The following table sets forth information relating to the income of each operating segment for the years ended December 31, 2012, 2011 and 2010:

		Operating Segments
	BBVA Group	Spain	Eurasia	Mexico(*)	South America(*)	United States	Corporate Activities
	(In Millions of Euros)
2012
Net interest income	15,122	4,836	847	4,164	4,291	1,682	(697)
Operating profit / (loss) before tax	1,659	(1,841)	1,054	2,225	2,240	667	(2,686)

Profit	1,676	(1,267)	950	1,821	1,347	475	(1,649)

2011
Net interest income	13,152	4,391	802	3,776	3,161	1,635	(614)
Operating profit / (loss) before tax	3,446	1,897	1,176	2,146	1,671	(1,020)	(2,425)

Profit	3,004	1,352	1,031	1,711	1,007	(691)	(1,405)

2010
Net interest income	13,316	4,898	333	3,648	2,494	1,825	117
Operating profit / (loss) before tax	6,059	3,127	660	2,137	1,424	336	(1,625)

Profit	4,606	2,210	575	1,683	889	260	(1,011)

(*)	Information of our pension business for 2011 and 2010 has been reclassified for comparative purposes. See “Presentation of Financial Information—Accounting Principles.”

Given the business model of the BBVA Group, the economic capital allocated to our operating segments is mainly determined by the credit risk arising from loans and advances to customers. Accordingly, changes in the amounts of allocated economic capital to each operating segment are mainly related to the evolution of such portfolios. A brief explanation of changes in the amounts of allocated economic capital to each operating segment is included in the segmental discussions that follow.

Spain

The operating segment of Spain includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Activities area. The main business units included in this operating segment are:

•	Spanish Retail Network: including the segments of individual customers, private banking, small companies and businesses in the domestic market.

•	Corporate and Business Banking (CBB): which manages small and medium sized enterprises (“SMEs”), companies and corporations, public institutions and developer segments.

•	Corporate and Investment Banking (C&IB): responsible for business with large corporations and multinationals.

•	Other units: which include the insurance business unit in Spain (BBVA Seguros), and the Asset Management unit, which manages Spanish mutual fund and pension funds.

The following table sets forth information relating to the activity of this operating segment for the years ended December 31, 2012, 2011 and 2010:

	As of December 31,
	2012	2011	2010
	(In Millions of Euros)
Total Assets	317,151	311,987	299,186

Loans and advances to customers	210,982	214,277	218,620
Of which:
Residential mortgages	84,886	77,167	78,936
Consumer finance	7,663	8,077	8,106
Loans	6,043	6,500	6,453
Credit cards	1,620	1,577	1,653
Loans to enterprises	56,335	70,867	71,045
Loans to public sector	24,937	25,006	23,198

Total customer deposits	129,640	109,421	106,073
Current and savings accounts	45,325	41,613	41,471
Time deposits	61,055	48,447	48,116
Other customer funds	23,260	19,361	16,486

Off-balance sheet funds	52,735	51,159	53,559
Mutual funds	19,937	20,357	23,393
Pension funds	18,313	17,224	16,811
Other placements	14,486	13,578	13,355

Economic capital allocated	12,110	10,558	10,100

As of December 31, 2012, the balance of loans and advances to customers was €210,982 million, a 1.5% decrease from the €214,277 million recorded as of December 31, 2011, as a result of the deleveraging process and weak consumption. The general trend has been a weak turnover, with the most notable decreases recorded in the segment of higher-risk businesses and corporations, and in consumer loans.

As of December 31, 2012, our outstanding payment protection insurance policies amounted to €39 billion and insured approximately 19% of our total loans and advances to customers in Spain as of such date. Substantially all of our payment protection insurance products provide consumer or mortgage payment protection in the case of loss of life or disability (while approximately 5.5% of these products provide protection in the case of unemployment or a work-related illness). These insurance products are granted by our insurance subsidiary to borrowers within our own consumer and mortgage portfolio. Upon the occurrence of the insured event, our insurance subsidiary pays the entire outstanding principal amount, together with any accrued interest, of the related loan. Since the risk remains within the Group, we do not consider our payment protection insurance products when determining the appropriate amount of allowance for loan losses on the related loans. We account for these products as insurance contracts.

As of December 31, 2012, total on-balance and off-balance sheet customer deposits and funds, including mutual funds, pension funds and customer portfolios, were €182,375 million, a 13.6% increase from the €160,580 million posted as of December 31, 2011.

Customer deposits were €129,640 million as of December 31, 2012 compared to €109,421 as of December 31, 2011, an increase of 18.5%, mainly due to the high percentage of renewals of time deposits during the period and, to a lesser extent, the integration of Unnim in 2012.

Mutual fund assets under management were €19,937 million as of December 31, 2012, a 2.1% decrease from the €20,357 million recorded as of December 31, 2011 as a result of a reduction in the assets under management due to turmoil in the markets.

As of December 31, 2012, our outstanding guaranteed mutual fund products amounted to €11,423 million (approximately 59.8% of our outstanding mutual fund products in Spain as of such date). Our guaranteed fund products relate mainly to mutual funds in respect of which the return of principal (rather than the yield) is guaranteed by means of a deposit and a derivative contract entered into by us, both of which are recognized on our balance sheet. We account for these products as deposits or derivative contracts.

Pension fund assets under management were €18,313 million as of December 31, 2012, a 6.3% increase from the €17,224 million recorded as of December 31, 2011, as a result of the positive management of renewals and new accounts.

The economic capital allocated was €12,110 million as of December 31, 2012, a 14.7% increase from the €10,558 million recorded as of December 31, 2011. This increase was mainly related to the incorporation of Unnim, the recalibration of our internal model in mid 2012 based on backtesting results and the increased market risk resulting from the application of capital requirements currently applicable to BBVA.

Eurasia

This operating segment covers the Group’s activity in Europe (excluding Spain) and Asia. Accordingly, it includes BBVA Portugal, Consumer Finance Italy and Portugal, the retail business of branches in Paris, London and Brussels, and the retail and wholesale activity carried out within the various regions comprised in this business segment. It also includes the Group’s interest in Türkiye Garanti Bankası A.Ş (“Garanti”), which is proportionally consolidated, and its equity-accounting holdings in China CITIC Bank Corporation Limited (“CNCB”) and CITIC International Financial Holding Ltd. (“CIFH”).

The importance of this segment is increasing both in terms of earnings and our balance sheet and, as the rest of the franchises, it has evolved positively and increased the Group’s diversification and growth capacity. The positive contribution of Garanti starting in March 2011 and the increase in earnings from CNCB are worth mentioning in this regard.

The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2012, 2011 and 2010:

	As of December 31,
	2012	2011	2010
	(In Millions of Euros)
Total Assets	48,282	53,354	45,980

Loans and advances to customers	30,228	34,740	23,909
Of which:
Residential mortgages	4,291	4,025	2,961
Consumer finance	4,281	3,421	913
Loans	3,069	2,400	903
Credit cards	1,212	1,021	10
Loans to enterprises	19,804	25,851	11,534
Loans to public sector	102	107	113

Total customer deposits	16,484	21,142	20,788
Current and savings accounts	3,098	3,162	1,358
Time deposits	9,576	10,012	2,380
Other customer funds	3,810	7,968	17,050

Off-balance sheet funds	1,195	1,036	566
Mutual funds	587	562	194
Pension funds	608	474	372

Economic capital allocated	4,607	4,245	2,546

As of December 31, 2012, the loans and advances to customers was €30,228 million, a 13.0% decrease from the €34,740 million recorded as of December 31, 2011, mainly due to the reduced loan portfolio with wholesale clients, due to the deleveraging process under way in Europe as a result of difficult economic conditions.

As of December 31, 2012 customer deposits were €16,484 million, a 22% decrease from the €21,142 million as of December 31, 2011. While Turkey performed well, wholesale deposits in the Paris, London and Brussels branches fell as a result mainly of the difficult economic conditions in the Eurozone, which have resulted in wholesale financial markets being affected by the high volatility of the risk premiums of certain EU peripheral countries (and, correspondingly, wholesale deposit flight from banks incorporated in such countries, including BBVA) and by the successive downgrades of sovereign ratings, which have also had an impact on the ratings of the financial institutions located in such countries.

The economic capital allocated was €4,607 million as of December 31, 2012, an 8.5% increase from the €4,245 million recorded as of December 31, 2011. This increase was mainly attributable to the increase in credit activity in Turkey and the increase in the value of our stake in CNCB, which increased our equity risk.

Mexico

The Mexico operating segment comprises the banking, pension and insurance businesses conducted in Mexico by the BBVA Bancomer financial group. The business units included in the Mexico area are:

•	Retail and Corporate banking, and

•

Pensions and Insurance. On January 9, 2013, after having obtained the necessary approvals, we completed the sale of our stake in Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. (“Afore Bancomer”).

The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2012, 2011 and 2010:

	As of December 31,
	2012	2011	2010
	(In Millions of Euros)
Total Assets	82,432	72,488	73,321

Loans and advances to customers	38,937	34,084	34,754
Of which:
Residential mortgages	9,399	8,854	9,538
Consumer finance	9,675	8,129	7,162
Loans	4,311	3,643	2,907
Credit cards	5,364	4,486	4,256
Loans to enterprises	12,494	11,435	12,372
Loans to public sector	3,590	2,871	2,957

Total customer deposits	34,071	31,097	32,054
Current and savings accounts	23,707	21,129	20,963
Time deposits	7,157	6,792	7,770
Other customer funds	3,207	3,177	3,322

Off-balance sheet funds	40,805	35,317	34,895
Mutual funds	17,492	15,612	15,341
Pension funds	16,390	13,132	12,781
Other placements	6,922	6,572	6,773

Economic capital allocated	4,991	4,236	3,290

As of December 31, 2012, the balance of loans and advances to customers was €38,937 million, a 14.2% increase from the €34,084 million as of December 31, 2011 which was attributable in part to the year-on-year appreciation of the Mexican peso against the euro as of December 31, 2012.

As of December 31, 2012, customer deposits were €34,071 million, a 9.6% increase from the €31,097 million recorded as of December 31, 2011, which was attributable to the year-on-year appreciation of the Mexican peso against the euro as of December 31, 2012 and increased retail network activity. The retail portfolio increased by 9.6% whereas the wholesale portfolio increased by 7.4% year-on-year.

Mutual fund assets under management were €17,492 million as of December 31, 2012, a 12.0% increase from the €15,612 million recorded as of December 31, 2011.

Pension fund assets under management were €16,390 million as of December 31, 2012, a 24.8% increase from the €13,132 million recorded as of December 31, 2011 due to the positive performance of Afore Bancomer. On January 9, 2013, after having obtained the necessary approvals, we completed the sale of our stake in Afore Bancomer. See “—History and Development of the Company—Capital Divestures—2013”.

The economic capital allocated was €4,991 million as of December 31, 2012, a 17.82% increase from the €4,236 million recorded as of December 31, 2011. This increase was mainly attributable to the recalibration of our internal model in mid 2012 based on backtesting results and lending growth.

South America

The South America operating segment manages the BBVA Group’s banking, pension and insurance businesses in the region.

The business units included in the South America operating segment are:

•	Retail and Corporate Banking: includes banks in Argentina, Chile, Colombia, Panama, Paraguay, Peru, Uruguay and Venezuela.

•

Pension businesses: includes pension businesses in Bolivia, Chile, Colombia, Ecuador and Peru. As of the date of this Annual Report, we have entered into agreements to sell our stakes in the Colombian company BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A. (“Horizonte”) and in the Chilean pension fund manager Administradora de Fondos de Pensiones Provida S.A. (“AFP Provida”), respectively.

•	Insurance businesses: includes insurance businesses in Argentina, Chile, Colombia, and Venezuela.

The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2012, 2011 and 2010:

	As of December 31,
	2012	2011	2010
	(In Millions of Euros)
Total Assets	78,419	63,444	51,671

Loans and advances to customers	48,721	40,219	31,512
Of which:
Residential mortgages	8,653	7,047	5,851
Consumer finance	12,888	9,888	6,608
Loans	9,564	7,454	5,029
Credit cards	3,325	2,434	1,579
Loans to enterprises	16,896	17,492	14,569
Loans to public sector	623	763	681

Total customer deposits	56,937	45,279	35,963
Current and savings accounts	34,352	26,131	19,341
Time deposits	17,107	15,094	12,958
Other customer funds	5,478	4,054	3,664

Off-balance sheet funds	57,820	50,855	51,744
Mutual funds	3,355	3,037	2,944
Pension funds	54,465	47,818	48,800

Economic capital allocated	3,275	2,912	2,423

As of December 31, 2012, the loans and advances to customers were €48,721 million, a 21.1% increase from the €40,219 million recorded as of December 31, 2011. All countries in this operating segment have seen growth, with significant increases in the retail segment (where loans and advances to customers grew by 38.6% year-on-year), consumer loans and credit cards. In Venezuela, loans and advances to customers grew by almost 50% year-on-year principally as a result of increased consumer finance activity.

As of December 31, 2012, customer deposits were €56,937 million, a 25.7% increase from the €45,279 million recorded as of December 31, 2011. In 2012, there has been strong growth in lower-cost transactional items (such as checking and savings accounts), which have increased by 30.6%. In Venezuela, customer deposits grew by over 50% year-on-year.

As of December 31, 2012, off-balance sheet funds were €57,820 million, a 13.7% increase from the €50,855 million recorded as of December 31, 2011 principally due to the increase in assets of our pension funds. As indicated above, as of the date of this Annual Report, we have entered into agreements to sell our stakes in Horizonte and AFP Provida. We expect the sales of Horizonte and AFP Provida to close during the first and second half of 2013, respectively. See “—History and Development of the Company—Capital Divestitures—2013.”

The economic capital allocated was €3,275 million as of December 31, 2012, a 12.5% increase from the €2,912 million recorded as of December 31, 2011. This increase was principally the result of the general and strong lending growth in all the countries in the region and the appreciation of the currencies in the region against the euro.

United States

This operating segment encompasses the Group’s business in the United States. BBVA Compass accounted for approximately 95% of the area’s balance sheet as of December 31, 2012. Given its weight, most of the comments below refer to BBVA Compass. This operating segment also covers the assets and liabilities of the BBVA office in

New York, which specializes in transactions with large corporations. Until December 2012, this operating segment also encompassed the Group’s business in Puerto Rico. In December 2012, the Group closed the sale of its business in Puerto Rico to Oriental Financial Group Inc. See “—History and Development of the Company—Capital Divestitures—2012.”

The business units included in the United States operating segment are:

•	BBVA Compass Banking Group, and

•	Other units: Bancomer Transfers Services (“BTS”).

	As of December 31,
	2012	2011	2010
	(In Millions of Euros)
Total Assets	53,850	57,207	59,173

Loans and advances to customers	36,892	41,819	41,127
Of which:
Residential Mortgages	9,107	8,487	6,762
Consumer Finance	4,406	5,399	5,551
Loans	3,926	4,949	5,151
Credit cards	480	450	400
Loans to enterprises	19,199	21,450	17,213
Loans to public sector	1,961	1,979	1,339

Total Customer deposits	37,721	37,137	41,702
Current and savings accounts	29,060	27,716	25,216
Time deposits	7,885	8,569	9,596
Other customer funds	775	852	6,890

Economic capital allocated	2,638	3,379	2,827

As of December 31, 2012, loans and advances to customers were €36,892 million, an 11.8% decrease from the €41,819 million recorded as of December 31, 2011, principally due to the sale of our business in Puerto Rico and, to a lesser extent, due to the fall in real estate construction in the United States. If loans and advances to customers contributed by our Puerto Rico business were disregarded both as of December 31, 2012 and December 31, 2011 in order to ensure like-for-like comparisons, loans and advances to customers would have decreased by 4.9%. In 2012 we continued to aim for the selective growth of lending in BBVA Compass, with a change in the portfolio mix towards items with less cyclical risk such as loans to the commercial and industrial sector (which increased by 24.5% year-on-year) and reducing higher risk portfolios such as construction real estate loans (which decreased by 48.2% year-on-year principally as a result of the sale of certain loan portfolios).

As of December 31, 2012, customer deposits were €37,721 million, a 1.6% increase from €37,137 million as of December 31, 2011. If deposits contributed by our Puerto Rico business were disregarded both as of December 31, 2012 and December 31, 2011 in order to ensure like-for-like comparisons, customer deposits would have increased by 7.2%. In 2012, demand deposits grew by 12.3% and accounted for 29.1% of the customer deposits in BBVA Compass as of December 31, 2012.

The economic capital allocated was €2,638 million as of December 31, 2012, a 21.9% decrease from the €3,379 million recorded as of December 31, 2011, principally due to the sale of our business in Puerto Rico.

Insurance Activity

See Note 18 to our Consolidated Financial Statements for information on our insurance activity.

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

The FGD is funded by annual contributions from member banks. The rate of our contributions in 2011 was 0.06% of the year-end amount of bank deposits to which the guarantee extended and 0.06% over the 5% of the securities held on our clients’ behalf. Pursuant to Royal Decree-Law 19/2011, the rate of our contributions is equal to 0.2% of the year-end amount of bank deposits to which the guarantee extends and 0.2% over 5% of the securities held on our clients’ behalf as of December 31.

In addition, pursuant to Royal Decree-Law 771/2011, during 2011 an additional contribution was made in connection with deposits the remuneration of which exceeded the level established by the Bank of Spain in its Circular 3/2011, of June 30. This contribution was repealed in 2012 pursuant to Royal Decree-Law 24/2012, of August 31.

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

The FROB has to act in what is an absolutely exceptional situation that is closely linked to the development of the financial crisis. In order to comply with its objectives, FROB will be funded jointly from the Spanish national budget and the FGD. The FROB will be able to raise funds on securities markets through the issue of debt securities, lending and engaging in any other debt transaction necessary to fulfill its objects.

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

As of December 31, 2012, 2011 and 2010, the eligible capital of the Group exceeded the minimum required under the regulations then in force. See Note 33 to the Consolidated Financial Statements.

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

•

Improved liquidity risk management: for banking groups that operate in multiple countries, their liquidity risk management – i.e., how they fund their operations on a day-to-day basis – will also be discussed and coordinated within ‘colleges of supervisors’.

•

Improved risk management for securitized products: rules on securitized debt – the repayment of which depends on the performance of a dedicated pool of loans – have been tightened. Firms that re-package loans into tradable securities will be required to retain some risk exposure to these securities, while firms that invest in the securities will be allowed to make their decisions only after conducting comprehensive due diligence. If they fail to do so, they will be subject to capital penalties.

•	Strengthened capital requirements have been introduced to cover risks in the trading book and related to re-securitizations.

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

The entry into force of RD-L 2/2011 opened up a new stage in the process of restructuring and strengthening of the Spanish savings banks. The focus was on recapitalizing institutions that need more capital and encouraging savings banks to merge or to transfer their financial activity to a bank to ease their access to capital markets and wholesale funding. These restructuring and recapitalization processes should ease compliance with Basel III, even if some differences exist between the RD-L 2/2011 and the Basel III capital standards.

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

As shown below, we fulfilled the minimum capital requirements as required by RD-L 2/2011 as of December 31, 2012 and December 31, 2011:

	Basel II Capital Ratio	RD-L 2/2011 “Capital Principal” ratio
Minimum required	8%	8%
December 2012	13.0%	10.5%
December 2011	12.9%	9.7%

Our estimated capital ratios and its related components are non-GAAP financial measures. We believe these metrics provide useful information to investors and others by measuring our progress against regulatory capital standards. For additional information on how these ratios were calculated, please see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital.”

Capital Management

Basel Capital Accord—Basel II—Economic Capital

The Group’s capital management is performed at both the regulatory and economic levels.

Regulatory capital management is based on the analysis of the capital base and the capital ratios (core capital, Tier 1, etc.) using Basel (“BIS”) and Bank of Spain criteria. See Note 33 to the Consolidated Financial Statements.

The aim is to achieve a capital structure that is as efficient as possible in terms of both cost and compliance with the requirements of regulators, ratings agencies and investors. Active capital management includes securitizations, sales of assets, and preferred and subordinated issues of equity and hybrid instruments. In recent years we have taken various actions in connection with our capital management and in order to comply with various capital requirements applicable to us. We may make securities issuances or undertake asset sales in the future, which could involve outright sales of businesses or reductions in interests held by us, which could be material and could be undertaken at less than their respective book values, resulting in material losses thereon, in connection with our capital management and in order to comply with capital requirements or otherwise.

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

Stockholders’ equity, as calculated under BIS rules, is an important metric for the Group. However, for the purpose of allocating capital to operating segments the Group prefers CER. It is risk-sensitive and thus better reflects management policies for the individual businesses and the business portfolio. These provide an equitable basis for assigning capital to businesses according to the risks incurred and make it easier to compare returns.

To internal effects of management and pursuit of the operating segments, the Group realizes a capital allocation to each operating segment.

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

The Bank of Spain recommends that interim dividends not exceed an amount equal to one-half of profit attributable to parent company from the beginning of the corresponding fiscal year. No interim dividend may be declared when a bank does not meet the minimum capital requirements and, according to the recommendations of the Bank of Spain, interim dividends may not be declared until the Bank of Spain has sufficient knowledge with respect to the year’s profits. Although banks are not legally required to seek prior approval from the Bank of Spain before declaring interim dividends, the Bank of Spain had asked that banks consult with it on a voluntary basis before declaring interim dividends. It should be noted that the Bank of Spain recommended in 2008 to Spanish banks general moderation on the distribution of dividends, to increase their voluntary reserves in order to strengthen their financial situation and to distribute any dividends in treasury stock.

Our bylaws allow for dividends to be paid in cash or in kind as determined by shareholder resolution.

Scrip Dividend

As in 2011, during 2012, a scrip dividend scheme called “Dividendo Opción” was successfully implemented as approved by the annual general meeting of shareholders held on March 16, 2012. In line with the 2012 “Dividendo Opción” scheme, the BBVA annual general meeting of shareholders held on March 15, 2013, passed two resolutions adopting two different free-of-charge capital increases for the implementation of a new “Dividendo Opción” scheme for this year.

Upon the execution of each such free-of-charge capital increase, BBVA shareholders will have the option to receive all or part of their remuneration in newly issued free-of-charge shares or in cash. For additional information on the “Dividendo Opción” scheme, including its tax implications, see “Item 10. Additional Information—Taxation—Spanish Tax Considerations—Taxation of Dividends—Scrip Dividend”.

The “Dividendo Opción” is implemented as an alternative remuneration scheme for BBVA shareholders with the aim to provide BBVA shareholders with a flexible option to receive newly issued free-of-charge shares of the Bank, without thereby altering BBVA’s cash remuneration policy, in line with the current trend that is being put into practice by other entities in the domestic and international markets.

Shareholders may have the “Dividendo Opción” available to them on two different dates, coinciding with the dates on which dividends have been historically paid out. However, it should be noted that each capital increase is independent of the other, so that one may be executed on a different date than the other and either one, or both of them, may even not be implemented.

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

Increasing social pressure for the reform of mortgage legislation in Spain has resulted in recent changes to such legislation (which are described below) and may result in further changes to such legislation in the future.

Royal Decree 6/2012, of March 9, on Urgent measures to protect mortgage debtors without financial resources introduced measures to enable the restructuring of mortgage debt and easing of collateral foreclosure aimed to protect especially vulnerable debtors.

Such measures include the following:

•	the moderation of interest rates charged on mortgage arrears;

•	the improvement of extrajudicial procedures as an alternative to legal foreclosure;

•	the introduction of a voluntary code of conduct among lenders for regulated mortgage debt restructuring affecting especially vulnerable debtors; and

•	where restructuring is unviable, lenders may, where appropriate and on an optional basis, offer the debtor partial debt forgiveness.

In addition, Royal Decree 27/2012, of November 15, on Urgent measures to enhance the protection of mortgage debtors provided for a two year moratorium, from the date of its adoption, on evictions applicable to debtor groups especially susceptible to social exclusion, who may resultantly remain at their homes for such period.

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

Spanish Corporate Enterprises Act

The consolidated text of the Corporate Enterprises Act adopted under Legislative Royal Decree 1/2010, of July 2, repealed the former Companies Act, adopted under Legislative Royal Decree 1564/1989, of December 22. This royal legislative decree has consolidated the legislation for joint stock companies (“sociedades anónimas”) and limited liability companies (“sociedades de responsabilidad limitada”) in a single text, bringing together the contents of the two aforementioned acts, as well as a part of the Securities Exchange Act. The consolidated text also includes the articles of the Commercial Code that address limited partnerships, a derivative corporate device that is barely used in practice. Law 25/2011, of August 1, partially amended the Corporate Enterprises Act and incorporated Directive 2007/36/EC, of July 11, on the exercise of certain rights of shareholders in listed companies.

Spanish Auditing Law

Law 12/2010, of June 30, amended Law 19/1988, of July 12, on Accounts Audit, Law 24/1988, of July 28, on Securities Exchanges and the consolidated text of the former Companies Act adopted by Legislative Royal Decree 1564/1989, of December 22 (currently, the Corporate Enterprises Act), for its adaptation to EU regulations. This law transposed Directive EU/2006/43 which regulates aspects, among others, related to: authorization and registry of auditors and auditing companies, confidentiality and professional secrecy which the auditors may observe, rules on independency and liability as well as certain rules on the composition and functions of the auditing committee. The Royal Decree 1/2011, of July 1, approved the consolidated text of the Accounts Audit Law 12/2010 and repealed Law 19/1988, of July 12.

Law 9/2012 of November 14, on Restructuring and Resolution of Credit Entities

Law 9/2012, of November 14, 2012, on restructuring and resolution of credit entities, sets up a comprehensive framework to deal with financial institutions in stressed situations. Depending on the financial entity’s situation, three types of measures can be applied: early intervention (for mild difficulties), restructuring measures (for temporary troubles, able to be coped with by means of public financial support) and orderly resolution (for non-viable institutions). Law 9/2012 also grants the Fund for Orderly Bank Restructuring (FROB) the power to implement these measures and provides for the creation of an Asset Management Company which will allow the removal from the balance sheet of state aided banks of certain problematic assets in order to ease their viability. The FROB is entitled to commit the entities receiving state aids to transfer those problematic assets.

Law 9/2012 also establishes the burden sharing regime between the public sector and the private stakeholders, defining the mechanism by means of which the owners of hybrid capital instruments could be forced to bear part of the losses of a troubled institution. This burden sharing could be done through exchanges of hybrid capital instruments into capital instruments, direct or conditioned cash repurchases, or reduction and anticipated amortization of the nominal value of the relevant instruments.

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

A bank holding company is required to act as a source of financial strength for its U.S. bank subsidiaries. Among other things, this source of strength obligation may result in a requirement for BBVA, as controlling shareholder, to inject capital into its U.S. bank subsidiary.

The Group’s U.S. bank subsidiary and BBVA’s U.S. branch are also subject to supervision and regulation by a variety of other U.S. regulatory agencies. In addition to supervision by the Federal Reserve, BBVA’s New York branch is licensed and supervised by the New York State Department of Financial Services. Each of BBVA USA Bancshares, Inc., a direct subsidiary of BBVA, and its wholly-owned subsidiary, BBVA Compass Bancshares, Inc. (“BBVA Compass”), an indirect subsidiary of BBVA, is considered a bank holding company within the meaning of the BHC Act and is subject to supervision and regulation by the Federal Reserve. Compass Bank is an Alabama state-chartered bank, is a member of the Federal Reserve System, and has branches in Alabama, Arizona, California,

Colorado, Florida, New Mexico, and Texas. Compass Bank is supervised and inspected by the Federal Reserve and the State of Alabama Banking Department. In addition, certain aspects of Compass Bank’s branch operations in Arizona, California, Colorado, Florida, New Mexico, and Texas are subject to inspection by their respective state banking regulators in such states. Compass Bank is also a depository institution insured by, and subject to the regulation of, the Federal Deposit Insurance Corporation (the “FDIC”).

BBVA Bancomer, S.A.’s agency office in Houston, Texas is a non-FDIC insured agency office of BBVA Bancomer, S.A., an indirect subsidiary of BBVA, that is licensed under the laws of the State of Texas and supervised by the Texas Department of Banking and the Federal Reserve.

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

A major focus of U.S. governmental policy relating to financial institutions in recent years has been aimed at fighting money laundering and terrorist financing. Regulations applicable to BBVA and certain of its affiliates impose obligations to maintain appropriate policies, procedures, and controls to detect, prevent, and report money laundering. In particular, Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), as amended, requires financial institutions operating in the United States to (i) give special attention to correspondent and payable-through bank accounts, (ii) implement enhanced reporting due diligence, and ‘know your customer’ standards for private banking and correspondent banking relationships, (iii) scrutinize the beneficial ownership and activity of certain non-U.S. and private banking customers (especially for so-called politically exposed persons), and (iv) develop new anti-money laundering programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement compliance programs under the Bank Secrecy Act and the sanctions programs administered by the Office of Foreign Assets Control. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious legal and reputational consequences for the institution.

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

In addition, the Group’s U.S. insurance agency affiliate is subject to regulation and supervision by various U.S. state insurance regulatory authorities.

Dodd-Frank Act

In July 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which provides a broad framework for significant regulatory changes that extends to almost every area of U.S. financial regulation. The Dodd-Frank Act addresses, among other issues, systemic risk oversight, bank capital standards, the resolution of failing systemically significant U.S. financial institutions, over-the-counter derivatives, restrictions on the ability of banking entities to engage in proprietary trading activities and invest in hedge funds and private equity funds (known as the “Volcker Rule”), consumer and investor protection, hedge fund registration, municipal advisor registration and regulation, securitization, investment advisor registration and regulation and the role of credit-rating agencies. Compass Bank has registered with the SEC and the Municipal Securities Rulemaking Board as a municipal advisor pursuant to the Dodd-Frank Act’s municipal advisor registration requirements.

U.S. regulators are implementing many provisions of the Dodd-Frank Act through detailed rulemaking, and the implementation process will likely continue for several more years. Once fully implemented, the Dodd-Frank Act and related rules are expected to result in additional costs and impose certain limitations and restrictions affecting the conduct of our businesses, although uncertainty remains about the final details, impact and timing of many provisions.

Among other changes, the Dodd-Frank Act requires that the Federal banking agencies, including the Federal Reserve, establish minimum leverage and risk-based capital requirements applicable to insured depository institutions, bank and thrift holding companies and systemically important non-bank financial companies. These minimum requirements must be not less than the generally applicable risk-based capital and leverage capital requirements, and not quantitatively lower than the requirements in effect for insured depository institutions as of the date of enactment of the Dodd-Frank Act. In response to these requirements, the Federal banking agencies have adopted a rule effectively establishing a permanent capital floor for covered institutions equal to the risk-based capital requirements under the banking agencies’ Basel I capital adequacy guidelines. In June 2012, the Federal banking agencies proposed a broad revision of the regulatory capital rules applicable to U.S. banks and bank holding companies. The new rules, which are intended to implement the Basel III capital standards and comply with the Dodd-Frank Act’s minimum risk-based capital requirements, will be phased in over a multi-year period and, once fully implemented, will generally require higher amounts of capital to be held against risk weighted assets. In November 2012, the implementation of these rules, which was originally planned to begin in January 2013, was delayed, and the Federal banking agencies are continuing their work towards developing final versions of the rules.

The Dodd-Frank Act also provides Federal banking agencies with tools to impose greater capital, leverage and liquidity requirements and other enhanced prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with greater than $50 billion in assets. The Federal Reserve has proposed two different sets of rules pursuant to its enhanced prudential standards authority under the Dodd-Frank Act. The first set of rules is applicable to U.S.-based bank holding companies with consolidated assets in excess of $50 billion, and it provides for additional capital and leverage requirements, additional liquidity requirements, limits on single counterparty exposure, risk management and risk committee requirements, more stringent stress testing requirements, and various mandatory remediation actions under certain circumstances. The second set of rules, proposed in December 2012, is directly applicable to foreign bank holding companies such as BBVA.

Under the prudential standards rules proposed in December 2012, most large foreign bank holding companies would be required to create a separately capitalized top-tier U.S. intermediate holding company (“IHC”) that would hold all of a foreign bank holding company’s U.S. bank and nonbank subsidiaries, although a foreign bank holding company subject to the IHC requirement could request permission from the Federal Reserve to establish multiple IHCs or use an alternative organizational structure, and the proposed rules permit the Federal Reserve to apply the IHC requirements in a manner that takes into account the separate operations of multiple foreign banks that are owned by a single foreign bank holding company. An IHC would be subject to U.S. capital, liquidity and other enhanced prudential standards on a consolidated basis, and the Federal Reserve would have the authority to examine any IHC and any subsidiary of an IHC. Although U.S. branches and agencies of foreign banks would not be required to be held beneath an IHC, branches and agencies would be subject to liquidity, single counterparty credit limits, and, in certain circumstances, asset maintenance requirements. The rules include a proposed effective date of July 1, 2015. The Federal Reserve is currently accepting comments on the proposed rules.

Under capital plan and stress test rules adopted by the Federal Reserve, BBVA USA Bancshares, Inc. is required to conduct periodic stress tests and submit an annual capital plan to the Federal Reserve for review, which must, among other things, include a description of planned capital actions and demonstrate the company’s ability to maintain minimum capital above existing minimum capital ratios and above a Tier 1 common equity-to-total risk-weighted asset ratio of 5% under both expected and stressed conditions over a minimum nine-quarter planning horizon. BBVA USA Bancshares, Inc. submitted its most recent annual capital plan on January 7, 2013.

The Dodd-Frank Act’s Volcker Rule also limits the ability of banking entities, except solely outside the United States in the case of non-U.S. banking entities, to sponsor or invest in private equity or hedge funds and to engage in certain types of proprietary trading unrelated to serving clients. U.S. regulators have proposed rules implementing the statute, but final rules have not yet been issued. The Dodd-Frank Act also changes the FDIC deposit insurance assessment framework (the amounts paid by FDIC-insured institutions into the deposit insurance fund of the FDIC), primarily by basing assessments on an FDIC-insured institution’s total assets less tangible equity rather than on U.S. domestic deposits, which is expected to shift a greater portion of the aggregate assessments to large banks (such as Compass Bank).

Under the so-called swap “push-out” provisions of the Dodd-Frank Act, the derivatives activities of U.S. banks (such as Compass Bank) and U.S. branch offices of foreign banks (such as BBVA’s New York branch) will be restricted, necessitating changes to how we conduct our derivatives activities. Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants will be required to register with the SEC, the U.S. Commodity Futures Trading Commission, or both, and will become subject to additional requirements relating to capital, margin, business conduct, and recordkeeping, among others.

There are various qualitative and quantitative restrictions on the extent to which BBVA and its non-bank subsidiaries can borrow or otherwise obtain credit from their U.S. banking affiliates or engage in certain other transactions involving those subsidiaries. In general, these transactions must be on terms that would ordinarily be offered to unaffiliated entities, must be secured by designated amounts of specified collateral and are subject to quantitative limitations. These restrictions also apply to certain transactions of our New York Branch with our U.S. broker-dealer affiliates and certain of our other affiliates. Since July 2012, the Dodd-Frank Act has broadened these restrictions to subject credit exposure arising from derivative transactions, securities borrowing and lending transactions, as well as repurchase/reverse repurchase agreements to the above-mentioned collateral and quantitative limitations.

New consumer protection regulations that may be adopted by the Consumer Financial Protection Bureau, established under the Dodd-Frank Act, could affect the nature of the activities which a bank with over $10 billion in assets (including Compass Bank) may conduct, and may impose restrictions and limitations on the conduct of such activities.

Furthermore, the Dodd-Frank Act requires the SEC to cause issuers with listed securities, which may include foreign private issuers such as BBVA, to establish a “clawback” policy to recoup previously awarded employee compensation in the event of an accounting restatement. The Dodd-Frank Act also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers, and expands the extraterritorial jurisdiction of U.S. courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions in the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940.

Disclosure of Iranian Activities under Section 13(r) of the Exchange Act

Section 13(r) of the Exchange Act, which requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with natural persons or entities designated by the U.S. government under specified Executive Orders, including activities not prohibited by U.S. law and conducted outside the United States by non-U.S. affiliates in compliance with local law. In order to comply with this new requirement, we have requested relevant information from our affiliates globally.

The following activities are set forth below as required by Section 13(r) of the Exchange Act. These activities have also been reported to the relevant Spanish authorities where required.

Legacy contractual obligations related to counter indemnities. Before 2007, we issued certain counter indemnities to our non-Iranian customers in Europe for various business activities relating to Iran in support of guarantees provided by Bank Melli, four of which remained outstanding as of January 1, 2012 (three as of December 31, 2012). Estimated gross revenue for 2012 from these counter indemnities, which includes fees and/or commissions, did not exceed €9,000 and was entirely derived from payments made by our non-Iranian customers in Europe. We do not allocate direct costs to fees and commissions and therefore have not disclosed a separate profits measure. In addition, in accordance with Council Regulation (EU) No 267/2012 of March 23, payments of any amounts due to Bank Melli under these counter indemnities have been blocked. We are committed to terminating these business relationships as soon as contractually possible and we do not intend to enter into new business relationships involving Bank Melli.

Letters of credit. During 2012, we had credit exposure to Bank Mellat, Bank Tejarat and Bank Sepah arising from a total of four letters of credit issued by such Iranian banks (one by Bank Mellat, two by Bank Tejarat and one by Bank Sepah) to our non-Iranian clients in Europe. These letters of credit, all of which were granted before 2004, were used to secure our loans to our clients in order to finance certain Iran-related activities. These loans were supported by the Spanish export credit agency (CESCE). Three of these loans related to our clients’ exportation of goods to Iran (consisting of medical supplies, electrical equipment, air conditioning equipment and port infrastructures). The remaining loan, which matured in 2012, was granted to an Spanish customer in connection with its provision of engineering services and supply of equipment for the construction of a petrochemical plant in Iran.

As of December 31, 2012, only one of the letters of credit referred to above (issued by Bank Sepah) remained outstanding. Estimated gross revenue for 2012 from the loans underlying these letters of credit, which includes fees and/or commissions, did not exceed € 250,000. We do not allocate direct costs to fees and commissions and therefore have not disclosed a separate profits measure. Payments of any amounts due by Bank Mellat, Bank Tejarat or Bank Sepah in 2012 under these letters of credit were initially blocked and thereafter released upon authorization by the relevant Spanish authorities. We are committed to terminating the outstanding business relationship with Bank Sepah as soon as contractually possible and we do not intend to enter into new business relationships involving Bank Mellat, Bank Tejarat or Bank Sepah.

Bank Accounts. In 2012, we maintained one account (which was closed in March 2013) for a company that produces farm vehicles and tractors. and a number of accounts for certain of its employees (some of whom have the Iranian nationality). We believe that 51% of the share capital of such company is controlled by an Iranian company in which the Iranian Government might have an interest. Estimated gross revenue for 2012 from these accounts, which includes fees and/or commissions, did not exceed €5,000. We do not allocate direct costs to fees and commissions and therefore have not disclosed a separate profits measure. We are committed to terminating our business relationships with the employees of this company as soon as contractually possible and we do not intend to enter into new business relationships involving this company or its employees.

Iranian embassy-related activity. We maintain bank accounts in Spain for three employees of the Iranian embassy in Spain. In addition, we maintain bank accounts in Venezuela for seven employees of the Iranian embassy in Venezuela and have provided one employee with an insurance against theft at ATMs which will expire on November 6, 2013. Estimated gross revenue for 2012 from embassy-related activity, which includes fees and/or commissions, did not exceed €2,000. We do not allocate direct costs to fees and commissions and therefore have not disclosed a separate profits measure. We are committed to terminating these business relationships as soon as legally possible.

Activity related to U.S. Executive Order 13,224. Until January 2, 2012 we maintained two deposit accounts and three credit cards in Colombia for one individual designated by the U.S. under Executive Order 13,224 on December 29, 2011. On January 2, 2012 such deposit accounts and credit cards were closed and cancelled, respectively. Estimated gross revenue in 2012 for the activity referred to above, which includes fees and/or commissions, was nil.

Correspondent relationship with the Central Bank of Iran. Until September 11, 2012, we maintained a correspondent relationship with the Central Bank of Iran in connection with non-U.S. dollar payments made in connection with certain transactions described above. There were no transactions with the Central Bank of Iran during 2012. Accordingly, there was no related gross revenue or net profits recognized in 2012. On September 11, 2012, we terminated our correspondent relationship with the Central Bank of Iran.

C. Organizational Structure

As of December 31, 2012, the BBVA Group was made up of 320 fully consolidated and 29 proportionately consolidated companies, as well as 102 companies consolidated using the equity method.

The companies are principally domiciled in the following countries: Argentina, Belgium, Bolivia, Brazil, Cayman Islands, Chile, Colombia, Ecuador, France, Germany, Ireland, Italy, Luxembourg, Mexico, Netherlands, Netherlands Antilles, Panama, Peru, Portugal, Spain, Switzerland, United Kingdom, United States of America, Uruguay and Venezuela. In addition, BBVA has an active presence in Asia.

Below is a simplified organizational chart of BBVA’s most significant subsidiaries as of December 31, 2012.

	Country of Incorporation	Activity	BBVA Voting Power	BBVA Ownership	Total Assets
			(in Percentages)		(In Millions of Euros)
BBVA BANCOMER, S.A. DE C.V.	Mexico	Bank	100.00	99.97	75,845
COMPASS BANK	United States	Bank	100.00	100.00	56,622
UNNIM BANC, S.A.	Spain	Bank	100.00	100.00	28,044
BANCO PROVINCIAL S.A. – BANCO UNIVERSAL	Venezuela	Bank	55.60	55.60	19,977
BANCO CONTINENTAL, S.A.	Peru	Bank	46.12	46.12	14,762
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	Chile	Bank	68.18	68.18	14,742
BBVA SEGUROS, S.A. DE SEGUROS Y REASEGUROS	Spain	Insurance	99.95	99.95	14,117
BBVA COLOMBIA, S.A.	Colombia	Bank	95.43	95.43	13,099
BBVA BANCO FRANCES, S.A.	Argentina	Bank	75.99	75.99	6,816
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	Portugal	Bank	100.00	100.00	6,203
PENSIONES BANCOMER, S.A. DE C.V.	Mexico	Insurance	100.00	100.00	3,276
SEGUROS BANCOMER, S.A. DE C.V.	Mexico	Insurance	100.00	99.98	2,969
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	Panama	Bank	98.92	98.92	1,609
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	Switzerland	Bank	100.00	100.00	1,355
UNO-E BANK, S.A.	Spain	Bank	100.00	100.00	1,312
BBVA PARAGUAY, S.A.	Paraguay	Bank	100.00	100.00	1,252

D. Property, Plants and Equipment

We own and rent a substantial network of properties in Spain and abroad, including 3,518 branch offices in Spain and, principally through our various affiliates, 4,460 branch offices abroad as of December 31, 2012. As of December 31, 2012, approximately 84% of our branches in Spain and 54% of our branches abroad were rented from third parties pursuant to short-term leases that may be renewed by mutual agreement.

BBVA, through a real estate company of the Group, is constructing its new corporate headquarters at a development area in the north of Madrid (Spain). As of December 31, 2012, the accumulated investment for this project amounted to € 612 million.

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

	Average Balance Sheet—Assets and Interest from Earning Assets
	Year Ended December 31, 2012			Year Ended December 31, 2011			Year Ended December 31, 2010
	Average Balance	Interest	Average Yield(1)	Average Balance	Interest	Average Yield(1)	Average Balance	Interest	Average Yield(1)
	(In Millions of Euros, Except Percentages)
Assets
Cash and balances with central banks	26,148	259	0.99%	21,245	250	1.18%	21,342	239	1.12%
Debt securities, equity instruments and derivatives	167,080	4,793	2.87%	141,780	4,238	2.99%	145,993	3,939	2.70%
Loans and receivables	385,215	21,008	5.45%	368,312	19,485	5.29%	358,582	16,797	4.68%
Loans and advances to credit institutions	26,500	475	1.79%	26,390	632	2.39%	25,561	497	1.95%
Loans and advances to customers	358,716	20,533	5.72%	341,922	18,846	5.51%	333,023	16,296	4.89%
In Euros(2)	217,378	7,267	3.34%	219,887	7,479	3.40%	219,857	7,023	3.19%
In other currencies(3)	141,337	13,266	9.39%	122,034	11,367	9.31%	113,167	9,273	8.19%
Other financial income	—	—	—	—	—	—	—	—	—
Non-earning assets	45,470	202	0.44%	37,241	214	0.57%	32,895	158	0.48%

Total average assets	623,912	26,263	4.21%	568,579	24,180	4.25%	558,814	21,130	3.78%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Amounts reflected in euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

	Average Balance Sheet—Liabilities and Interest Paid on Interest Bearing Liabilities
	Year Ended December 31, 2012			Year Ended December 31, 2011			Year Ended December 31, 2010
	Average Balance	Interest	Average Yield(1)	Average Balance	Interest	Average Yield(1)	Average Balance	Interest	Average Yield(1)
	(In Millions of Euros, Except Percentages)
Liabilities
Deposits from central banks and credit institutions	107,917	2,307	2.14%	77,382	2,037	2.63%	80,177	1,515	1.89%
Customer deposits	283,211	5,207	1.84%	276,683	5,644	2.04%	259,330	3,551	1.37%
In Euros(2)	146,833	1,963	1.34%	153,514	2,419	1.58%	121,956	1,246	1.02%
In other currencies(3)	136,377	3,244	2.38%	123,169	3,225	2.62%	137,374	2,304	1.68%
Debt certificates and subordinated liabilities	104,117	2,818	2.71%	109,860	2,613	2.38%	119,684	2,126	1.95%
Other financial costs	—	—	—	—	—	—	—	—	—
Non-interest-bearing liabilities	85,834	808	0.94%	65,980	734	1.11%	66,541	622	0.94%
Stockholders’ equity	42,833	—	—	38,674	—	—	33,079	—	—

Total average liabilities	623,912	11,140	1.79%	568,579	11,028	1.94%	558,807	7,814	1.40%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Amounts reflected in euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

Changes in Net Interest Income—Volume and Rate Analysis

The following table allocates changes in our net interest income between changes in volume and changes in rate for 2012 compared to 2011, and 2011 compared to 2010. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period during which they are due. Loan fees were included in the computation of interest income.

	2012/2011
	Increase (Decrease) Due to Changes in
	Volume(1)	Rate(1)(2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	58	(48)	9
Securities portfolio and derivatives	756	(202)	555
Loans and advances to credit institutions	3	(159)	(157)
Loans and advances to customers	926	762	1,687
In Euros	(85)	(126)	(212)
In other currencies	1,798	101	1,899
Other assets	47	(59)	(12)

Total income	2,353	(270)	2,083

Interest expense
Deposits from central banks and credit institutions	804	(534)	270
Customer deposits	133	(569)	(436)
In Euros	(105)	(351)	(456)
In other currencies	346	(326)	20
Debt certificates and subordinated liabilities	(137)	342	206
Other liabilities	221	(147)	73

Total expense	1,073	(960)	113

Net interest income	1,280	690	1,970

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.
(2)	Rates have been presented on a non-taxable equivalent basis.

	2011/2010
	Increase (Decrease) Due to Changes in
	Volume(1)	Rate(1)(2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	(1)	12	11
Securities portfolio and derivatives	(114)	413	299
Loans and advances to credit institutions	16	118	135
Loans and advances to customers	435	2,114	2,549
In Euros	1	455	456
In other currencies	727	1,367	2,094
Other assets	21	35	56

Total income	369	2,681	3,050

Interest expense
Deposits from central banks and credit institutions	(53)	575	522
Customer deposits	238	1,855	2,093
In Euros	323	850	1,173
In other currencies	(238)	1,159	920
Debt certificates and subordinated liabilities	(175)	661	487
Other liabilities	(5)	117	112

Total expense	137	3,077	3,214

Net interest income	232	(396)	(164)

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.
(2)	Rates have been presented on a non-taxable equivalent basis.

Interest Earning Assets—Margin and Spread

The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the years indicated.

	December 31,
	2012	2011	2010
	(In Millions of Euro, except Percentages)
Average interest earning assets	578,443	531,337	525,919
Gross yield(1)	4.5%	4.6%	4.0%
Net yield(2)	4.2%	4.3%	3.8%
Net interest margin(3)	2.6%	2.5%	2.5%
Average effective rate paid on all interest-bearing liabilities	2.2%	2.4%	1.7%
Spread(4)	2.3%	2.2%	2.3%

(1)	Gross yield represents total interest income divided by average interest earning assets.
(2)	Net yield represents total interest income divided by total average assets.
(3)	Net interest margin represents net interest income as percentage of average interest earning assets.
(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS

Interest-Bearing Deposits in Other Banks

As of December 31, 2012, interbank deposits represented 3.81% of our assets. Of such interbank deposits, 34.63% were held outside of Spain and 65.37% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. Such deposits, however, are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of December 31, 2012, our securities were carried on our consolidated balance sheet at a carrying amount of €112,894 million, representing 17.7% of our assets. €36,048 million, or 31.9%, of our securities consisted of Spanish Treasury bonds and Treasury bills. The average yield during 2012 on investment securities that BBVA held was 4.3%, compared to an average yield of approximately 5.5% earned on loans and receivables during 2012. The market or appraised value of our total securities portfolio as of December 31, 2012, was €112,592 million. See Notes 10, 12 and 14 to the Consolidated Financial Statements. For a discussion of our investments in affiliates, see Note 17 to the Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to the Consolidated Financial Statements.

The following tables analyze the carrying amount and market value of debt securities as of December 31, 2012, December 31, 2011 and December 31, 2010, respectively. Trading portfolio is not included in the tables below because the amortized costs and fair values of these items are the same. See Note 10 to the Consolidated Financial Statements.

	As of December 31, 2012
	Amortized cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES—

AVAILABLE FOR SALE PORTFOLIO
Domestic	35,043	34,451	388	(980)

Spanish Government and other government agency debt securities	25,439	24,822	243	(860)
Other debt securities	9,604	9,629	145	(120)
Issued by central banks	—	—	—	—
Issued by credit institutions	7,888	7,900	71	(59)
Issued by other institutions	1,716	1,729	74	(61)

International	32,012	33,092	1,732	(652)

Mexico	8,251	9,214	964	(1)
Mexican Government and other government agency debt securities	7,251	8,086	835	—
Other debt securities	1,000	1,128	129	(1)
Issued by central banks	—	—	—	—
Issued by credit institutions	334	389	56	(1)
Issued by other institutions	666	739	73	—
United States	6,944	7,045	189	(88)
U.S. Treasury and other U.S. government agencies debt securities	228	228	1	(1)
States and political subdivisions	486	497	20	(9)
Other debt securities	6,230	6,320	168	(78)
Issued by central banks	—	—	—	—
Issued by credit institutions	151	155	11	(7)
Issued by other institutions	6,079	6,165	157	(71)
Other countries	16,817	16,833	579	(563)
Securities of other foreign Governments	9,285	9,229	321	(377)
Other debt securities	7,532	7,604	258	(186)
Issued by central banks	1,161	1,162	2	(1)
Issued by credit institutions	4,663	4,772	210	(101)
Issued by other institutions	1,708	1,670	46	(84)

TOTAL AVAILABLE FOR SALE PORTFOLIO	67,055	67,543	2,120	(1,632)

HELD TO MATURITY PORTFOLIO
Domestic	7,278	6,849	4	(433)

Spanish Government and other government agency debt securities	6,469	6,065	2	(406)
Other debt securities	809	784	2	(27)
Issued by central banks	—	—	—	—
Issued by credit institutions	250	249	2	(3)
Issued by other institutions	559	535	—	(24)

International	2,884	3,011	127	—

Securities of other foreign Governments	2,741	2,862	121	—
Other debt securities	143	149	6	—

TOTAL HELD TO MATURITY PORTFOLIO	10,162	9,860	131	(433)

TOTAL DEBT SECURITIES	77,217	77,403	2,251	(2,065)

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Consolidated Financial Statements.

	As of December 31, 2011
	Amortized cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES—

AVAILABLE FOR SALE PORTFOLIO
Domestic	25,023	23,522	183	(1,684)
Spanish Government and other government agency debt securities	20,597	19,271	58	(1,384)
Other debt securities	4,426	4,251	125	(300)
Issued by central banks	—	—	—	—
Issued by credit institutions	3,307	3,140	80	(247)
Issued by other institutions	1,119	1,111	45	(53)
International	29,573	29,392	1,038	(1,219)
Mexico	4,815	4,991	176	—
Mexican Government and other government agency debt securities	4,742	4,906	164	—
Other debt securities	73	85	12	—
Issued by central banks	—	—	—	—
Issued by credit institutions	59	70	11	—
Issued by other institutions	14	15	1	—
United States	7,355	7,363	243	(235)
U.S. Treasury and other U.S. government agencies debt securities	487	483	8	(12)
States and political subdivisions	509	537	28	—
Other debt securities	6,359	6,343	207	(223)
Issued by central banks	—	—	—	—
Issued by credit institutions	631	617	22	(36)
Issued by other institutions	5,728	5,726	185	(187)
Other countries	17,403	17,038	619	(984)
Securities of other foreign Governments	11,617	11,296	345	(666)
Other debt securities	5,786	5,742	274	(318)
Issued by central banks	849	855	6	—
Issued by credit institutions	3,080	2,998	184	(266)
Issued by other institutions	1,857	1,889	84	(52)

TOTAL AVAILABLE FOR SALE PORTFOLIO	54,596	52,914	1,221	(2,903)

HELD TO MATURITY PORTFOLIO
Domestic	7,373	6,848	1	(526)
Spanish Government and other government agency debt securities	6,520	6,060	1	(461)
Other debt securities	853	788	—	(65)
Issued by central banks	—	—	—	—
Issued by credit institutions	255	244	—	(11)
Issued by other institutions	598	544	—	(54)
International	3,582	3,342	12	(252)
Securities of other foreign Governments	3,376	3,149	9	(236)
Other debt securities	206	193	3	(16)

TOTAL HELD TO MATURITY PORTFOLIO	10,955	10,190	13	(778)

TOTAL DEBT SECURITIES	65,551	63,104	1,234	(3,681)

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Consolidated Financial Statements.

	As of December 31, 2010
	Amortized cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES

AVAILABLE FOR SALE PORTFOLIO
Domestic	21,929	20,566	107	(1,470)
Spanish Government and other government agency debt securities	16,543	15,337	58	(1,264)
Other debt securities	5,386	5,229	49	(206)
Issued by central banks	—	—	—	—
Issued by credit institutions	4,222	4,090	24	(156)
Issued by other institutions	1,164	1,139	25	(50)
International	30,109	30,309	1,080	(880)
Mexico	9,653	10,106	470	(17)
Mexican Government and other government agency debt securities	8,990	9,417	441	(14)
Other debt securities	663	689	29	(3)
Issued by central banks	—	—	—	—
Issued by credit institutions	553	579	28	(2)
Issued by other institutions	110	110	1	(1)
United States	6,850	6,832	216	(234)
U.S. Treasury and other U.S. government agencies debt securities	580	578	6	(8)
States and political subdivisions	187	193	7	(1)
Other debt securities	6,083	6,061	203	(225)
Issued by central banks	—	—	—	—
Issued by credit institutions	2,981	2,873	83	(191)
Issued by other institutions	3,102	3,188	120	(34)
Other countries	13,606	13,371	394	(629)
Securities of other foreign Governments	6,743	6,541	169	(371)
Other debt securities	6,863	6,830	225	(258)
Issued by central banks	944	945	1	—
Issued by credit institutions	4,431	4,420	177	(188)
Issued by other institutions	1,488	1,465	47	(70)

TOTAL AVAILABLE FOR SALE PORTFOLIO	52,038	50,875	1,187	(2,350)

HELD TO MATURITY PORTFOLIO
Domestic	7,503	6,771	2	(734)
Spanish Government and other government agency debt securities	6,611	5,942	2	(671)
Other debt securities	892	829	—	(63)
Issued by central banks	—	—	—	—
Issued by credit institutions	290	277	—	(13)
Issued by other institutions	602	552	—	(50)
International	2,443	2,418	16	(41)
Securities of other foreign Governments	2,181	2,171	10	(20)
Other debt securities	262	247	6	(21)

TOTAL HELD TO MATURITY PORTFOLIO	9,946	9,189	18	(775)

TOTAL DEBT SECURITIES	61,984	60,064	1,205	(3,125)

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Consolidated Financial Statements.

As of December 31, 2012 the carrying amount of the debt securities classified within the available for sale portfolio and the held to maturity portfolio by rating categories defined by external rating agencies, were as follows:

	As of December 31, 2012
	Debt Securities Available for Sale		Debt Securities Held to Maturity
	Carrying Amount (In Millions of Euros)%		Carrying Amount (In Millions of Euros)%
AAA	1,436	2.1%	320	3.2%
AA+	5,873	8.7%	24	0.2%
AA	214	0.3%	—	—
AA-	1,690	2.5%	350	3.4%
A+	741	1.1%	8	0.1%
A	1,125	1.7%	—	—
A-	6,521	9.7%	2,690	26.5%
With rating BBB+ or below	41,153	60.9%	6,756	66.5%
Non-rated	8,790	13.0%	14	0.1%

TOTAL	67,543	100.0%	10,162	100.0%

The following tables analyze the carrying amount and market value of our ownership of equity securities as of December 31, 2012, 2011 and 2010, respectively. Trading portfolio and investments in affiliated companies consolidated under the equity method are not included in the tables below because the amortized costs and fair values of these items are the same. See Note 10 to the Consolidated Financial Statements.

	As of December 31, 2012
	Amortized Cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES—

AVAILABLE FOR SALE PORTFOLIO
Domestic	3,377	3,117	124	(384)
Equity listed	3,301	3,043	122	(380)
Equity unlisted	76	74	2	(4)
International	868	840	17	(45)
United States	506	503	1	(4)
Equity listed	32	29	1	(4)
Equity unlisted	474	474	—	—
Other countries	362	337	16	(41)
Equity listed	265	233	9	(41)
Equity unlisted	97	104	7	—

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,245	3,957	141	(429)

TOTAL EQUITY SECURITIES	4,245	3,957	141	(429)

TOTAL INVESTMENT SECURITIES	81,462	81,360	2,392	(2,494)

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the year. Appraised values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

	As of December 31, 2011
	Amortized cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES—

AVAILABLE FOR SALE PORTFOLIO
Domestic	3,838	4,304	468	(2)
Equity listed	3,802	4,268	468	(2)
Equity unlisted	36	36	—	—
International	999	926	18	(91)
United States	601	591	2	(12)
Equity listed	41	29	—	(12)
Equity unlisted	560	562	2	—
Other countries	398	335	16	(79)
Equity listed	320	246	5	(79)
Equity unlisted	78	89	11	—

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,837	5,230	486	(93)

TOTAL EQUITY SECURITIES	4,837	5,230	486	(93)

TOTAL INVESTMENT SECURITIES	70,388	68,334	1,720	(3,774)

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the year. Appraised values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

	As of December 31, 2010
	Amortized cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES—

AVAILABLE FOR SALE PORTFOLIO
Domestic	3,403	4,608	1,212	(7)
Equity listed	3,378	4,583	1,212	(7)
Equity unlisted	25	25	—	—
International	927	973	71	(25)
United States	605	662	56	—
Equity listed	11	13	1	—
Equity unlisted	594	649	55	—
Other countries	322	311	15	(25)
Equity listed	258	240	7	(25)
Equity unlisted	64	71	8	—

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,330	5,581	1,283	(32)

TOTAL EQUITY SECURITIES	4,330	5,581	1,283	(32)

TOTAL INVESTMENT SECURITIES	66,314	65,645	2,488	(3,157)

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the year. Appraised values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

The following table analyzes the maturities of our debt investment and fixed income securities, excluding trading portfolio, by type and geographical area as of December 31, 2012.

	Maturity at One Year or Less		Maturity After One Year to Five Years		Maturity After Five Years to 10 Years		Maturity After 10 Years		Total
	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Amount
	(Millions of Euros, Except Percentages)
DEBT SECURITIES
AVAILABLE-FOR-SALE PORTFOLIO
Domestic
Spanish government and other government agency debt securities	3,088	16.88	13,156	3.69	4,040	4.90	4,539	5.21	24,822
Other debt securities	3,607	2.27	5,108	4.22	423	3.49	490	5.90	9,629

Total Domestic	6,695	7.76	18,264	3.85	4,463	4.70	5,029	5.33	34,451

International
Mexico	666	7.98	4,483	6.07	255	7.15	3,810	6.24	9,214
Mexican Government and other government agency debt securities	652	8.00	4,168	6.07	73	5.50	3,193	4.49	8,086
Other debt securities	14	7.10	315	6.07	183	8.08	617	6.42	1,128
United States	568	2.57	4,405	2.80	1,583	2.58	489	5.35	7,045
U.S. Treasury and other government agency debt securities	148	0.36	39	3.18	25	3.53	16	5.26	228
States and political subdivisions debt securities	49	6.68	274	4.29	151	4.64	23	4.98	497
Other debt securities	371	3.66	4,091	2.69	1,408	2.35	450	5.37	6,320
Other countries	3,623	2.26	7,720	3.59	2,812	8.83	2,675	5.18	16,833
Securities of foreign governments(2)	1,377	1.31	4,540	3.52	2,154	10.05	1,159	5.38	9,229
Other debt securities of other countries	2,246	2.80	3,181	3.70	659	4.33	1,517	5.01	7,604

Total International	4,857	3.04	16,609	4.08	4,651	6.54	6,975	5.30	33,092

TOTAL AVAILABLE-FOR-SALE	11,552	6.12	34,873	3.96	9,114	5.58	12,004	5.32	67,543

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	2	6.15	1,239	3.37	1,921	4.25	3,307	4.95	6,469
Other debt securities	83	4.06	597	4.33	129	3.81	—	—	809

Total Domestic	85	4.11	1,836	3.68	2,050	4.22	3,307	4.95	7,278

Total International	49	2.69	2,055	3.32	780	4.09	—	—	2,884

TOTAL HELD-TO-MATURITY	134	3.59	3,891	3.49	2,830	4.18	3,307	4.95	10,162

TOTAL DEBT SECURITIES	11,686	6.09	38,764	3.91	11,944	5.25	15,311	5.24	77,705

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Securities of other foreign Governments mainly include investments made by our subsidiaries in securities issued by the Governments of the countries where they operate.

Loans and Advances to Credit Institutions

As of December 31, 2012, our total loans and advances to credit institutions amounted to €26,447 million, or 4.2% of total assets. Net of our valuation adjustments, loans and advances to credit institutions amounted to €26,522 million as of December 31, 2012, or 4.2% of our total assets.

Loans and Advances to Customers

As of December 31, 2012, our total loans and leases amounted to €366,047 million, or 57.4% of total assets. Net of our valuation adjustments, loans and leases amounted to €352,931 million as of December 31, 2012, or 55.3% of our total assets. As of December 31, 2012 our loans in Spain amounted to €207,131 million. Our foreign loans amounted to €158,916 million as of December 31, 2012. For a discussion of certain mandatory ratios relating to our loan portfolio, see “—Business Overview—Supervision and Regulation—Liquidity Ratio” and “—Business Overview—Supervision and Regulation—Investment Ratio”.

Loans by Geographic Area

The following table analyzes, by domicile of the customer, our net loans and leases as of December 31, 2012, 2011 and 2010:

	As of December 31,
	2012	2011	2010
	(In Millions of Euros)
Domestic	207,131	198,948	210,102
Foreign
Western Europe	29,944	32,445	23,139
Latin America	90,079	81,205	70,497
United States	35,838	41,222	38,649
Other	3,055	6,035	4,823
Total foreign	158,916	160,907	137,108

Total loans and leases	366,047	359,855	347,210
Valuation adjustments	(13,116)	(7,955)	(8,353)

Total net lending	352,931	351,900	338,857

Loans by Type of Customer

The following table analyzes by domicile and type of customer our net loans and leases for each of the years indicated. The analyses by type of customer are based principally on the requirements of the regulatory authorities in each country.

	As of December 31,
	2012	2011	2010
	(In Millions of Euros)
Domestic
Government	25,407	25,372	23,542
Agriculture	1,417	1,526	1,619
Industrial	16,415	16,286	17,452
Real estate and construction	30,642	29,261	29,944
Commercial and financial	17,202	21,800	23,409
Loans to individuals(1)	96,003	85,207	91,730
Other	20,047	19,496	22,406

Total domestic	207,133	198,948	210,102

Foreign
Government	9,636	9,718	7,682
Agriculture	3,469	3,315	2,358
Industrial	16,374	20,931	19,126
Real estate and construction	18,663	21,728	25,910
Commercial and financial	34,956	33,948	22,280
Loans to individuals	58,380	53,856	44,138
Other	17,436	17,411	15,614

Total foreign	158,914	160,907	137,108

Total loans and leases	366,047	359,855	347,210

Valuation adjustments	(13,116)	(7,955)	(8,353)

Total net lending	352,931	351,900	338,857

(1)	Includes mortgage loans to households for the acquisition of housing.

The following table sets forth a breakdown, by currency, of our net loan portfolio for 2012, 2011 and 2010.

	As of December 31,
	2012	2011	2010
	(In Millions of Euros)
In euros	212,742	216,889	221,269
In other currencies	140,189	135,011	117,588

Total net lending	352,931	351,900	338,857

As of December 31, 2012, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €820 million, compared to €372 million as of December 31, 2011. Loans outstanding to the Spanish government and its agencies amounted to €25,408 million, or 6.9% of our total loans and leases as of December 31, 2012, compared to €25,372 million, or 7.1% of our total loans and leases as of December 31, 2011. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of December 31, 2012, excluding government-related loans, amounted to €18,480 million or approximately 5.1% of our total outstanding loans and leases. As of December 31, 2012 there did not exist any concentration of loans exceeding 10% of our total outstanding loans and leases, other than by category as disclosed in the chart above.

Maturity and Interest Sensitivity

The following table sets forth an analysis by maturity of our total loans and leases by domicile of the office that issued the loan and type of customer as of December 31, 2012. The determination of maturities is based on contract terms.

	Maturity
	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(In Millions of Euros)
Domestic
Government	12,149	7,614	5,644	25,407
Agriculture	598	510	309	1,417
Industrial	12,307	2,940	1,168	16,415
Real estate and construction	15,657	11,005	3,980	30,642
Commercial and financial	9,078	3,415	4,709	17,202
Loans to individuals	10,645	16,309	69,049	96,003
Other	13,913	3,265	2,869	20,047
Total Domestic	74,347	45,058	87,728	207,133

Foreign
Government	1,357	1,659	6,620	9,636
Agriculture	2,053	1,028	388	3,469
Industrial	7,152	5,535	3,687	16,374
Real estate and construction	6,026	6,804	5,833	18,663
Commercial and financial	15,863	16,249	2,844	34,956
Loans to individuals	9,049	14,793	34,538	58,380
Other	8,511	5,651	3,274	17,436
Total Foreign	50,011	51,719	57,184	158,914

Total Loans and Leases	124,358	96,777	144,912	366,047

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of December 31, 2012.

	Interest Sensitivity of Outstanding Loans and Leases Maturing in More Than One Year
	Domestic	Foreign	Total
	(In Millions of Euros)
Fixed rate	19,514	53,146	72,660
Variable rate	113,271	55,758	169,028

Total loans and leases	132,785	108,903	241,688

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

	As of December 31,
	2012	2011	2010	2009	2008
	(In Millions of Euros, except Percentages)
Loan loss reserve at beginning of period:
Domestic	4,714	4,935	4,853	3,765	2,899
Foreign	4,755	4,539	3,952	3,740	3,088

Total loan loss reserve at beginning of period	9,470	9,473	8,805	7,505	5,987
Loans charged off:
Total domestic(1)	(2,283)	(1,977)	(1,774)	(966)	(655)
Total foreign(2)	(1,842)	(2,062)	(2,628)	(2,876)	(1,296)

Total Loans charged off	(4,125)	(4,039)	(4,402)	(3,842)	(1,951)
Provision for possible loan losses:
Domestic	5,881	2,229	2,038	3,079	2,110
Foreign	2,392	2,299	2,778	2,307	2,035

Total Provision for possible loan losses	8,273	4,528	4,816	5,386	4,145
Acquisition and disposition of subsidiaries	2,066	305	—	—	—
Effect of foreign currency translation	58	(123)	344	(29)	(487)
Other	(1,208)	(674)	(90)	(216)	(189)

Loan loss reserve at end of period:
Domestic	9,687	4,714	4,935	4,853	3,765
Foreign	4,847	4,755	4,539	3,952	3,740

Total Loan loss reserve at end of period	14,534	9,470	9,473	8,805	7,505

Loan loss reserve as a percentage of total loans and receivables at end of period	3.79%	2.48%	2.60%	2.54%	2.03%
Net loan charge-offs a percentage of total loans and receivables at end of period	1.08%	1.06%	1.21%	1.11%	0.53%

(1)	Loans charged off in 2012 were mainly related to the real estate sector.
(2)	Loans charged off in 2012 include €1,646 million related to real estate loans and loans to individuals and others, €195 million related to commercial and financial loans and €1 million related to loans to governmental and non-governmental agencies. Loans charged off in 2011 include €1,794 million related to real estate loans and loans to individuals and others, €267 million related to commercial and financial loans and €1 million related to loans to governmental and non-governmental agencies.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

The loans charged off amounted to €4,125 million as of December 31, 2012 compared to €4,039 million as of December 31, 2011.

Our loan loss reserves as a percentage of total loans and leases increased to 3.8% as of December 31, 2012 from 2.5% as of December 31, 2011, principally due to the impairment of the assets related to the real state sector in Spain.

Impaired Loans

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

Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet repaid. The approximate amount of interest income on our impaired loans which was included in profit attributable to parent company in 2012, 2011, 2010, 2009 and 2008 was €228.1 million, €203.4 million, €203.5 million, €192.3 million and €149.7 million, respectively.

The following table provides information regarding our impaired loans, by domicile and type of customer, as of the dates indicated:

	As of December 31,
	2012	2011	2010	2009	2008
	(In Millions of Euros, Except Percentages)
Impaired loans
Domestic	15,160	11,043	10,954	10,973	5,562
Public sector	145	130	111	61	79
Other resident sector	15,015	10,913	10,843	10,912	5,483
Foreign	5,165	4,642	4,518	4,338	2,979
Public sector	20	6	12	25	20
Non-resident sector	5,145	4,637	4,506	4,313	2,959
Total Impaired loans	20,325	15,685	15,472	15,311	8,541
Total loan loss reserve	(14,534)	(9,470)	(9,473)	(8,805)	(7,505)
Impaired loans net of reserves	5,790	6,215	5,999	6,506	1,036

Our total impaired loans amounted to €20,325 million as of December 31, 2012, a 29.6% increase compared to €15,685 million as of December 31, 2011. This increase is mainly attributable to the increase in impaired loans in the “Other resident sector” as a result of the economic deterioration in Spain and the incorporation of Unnim. The increase is also attributable, to a lesser extent, to the increase in impaired loans in the “Non-resident sector” as a result of the ongoing deterioration of the economic situation in Portugal.

As mentioned in Note 2.2.1 to the Consolidated Financial Statements, our loan loss reserve includes loss reserve for impaired assets and loss reserve for not impaired assets but which present an inherent loss. As of December 31, 2012, the loss reserve for impaired assets amounted to €9,870 million, a 54.8% increase compared to €6,378 million as of December 31, 2011. As of December 31, 2012, the loss reserve for not impaired assets amounted to €4,664 million, a 50.9% increase compared to €3,091 million as of December 31, 2011. These increases in our loss reserve for impaired assets and loss reserve for not impaired assets are due to the deterioration of the real estate sector in Spain.

The following table provides information, by domicile and type of customer, regarding our impaired loans and the loan loss reserves to customers taken for each impaired loan category, as of December 31, 2012.

	Impaired Loans	Loan Loss Reserve	Impaired Loans as a percentage of Loans in Category
	(In Millions of Euros)
Domestic:
Government	145	(10)	0.57%
Credit institutions	—	—	—
Other sectors	15,013	(7,158)	8.26%
Agriculture	123	(44)	8.66%
Industrial	914	(389)	5.57%
Real estate and construction	8,032	(4,685)	26.21%
Commercial and other financial	989	(352)	5.75%
Loans to individuals	3,733	(1,177)	3.89%
Other	1,222	(511)	6.10%

Total Domestic	15,159	(7,168)	7.21%

Foreign:
Government	20	(1)	0.20%
Credit institutions	31	(22)	0.14%
Other sectors	5,114	(2,444)	3.43%
Agriculture	185	(94)	5.34%
Industrial	180	(131)	1.10%
Real estate and construction	1,700	(476)	9.11%
Commercial and other financial	717	(474)	2.05%
Loans to individuals	2,089	(1,071)	3.58%
Other	243	(198)	1.40%

Total Foreign	5,165	(2,466)	2.84%

General reserve	—	(4,900)

Total Impaired loans	20,324	(14,534)	5.18%

Troubled Debt Restructurings

As of December 31, 2012, “troubled debt restructurings” totaling €11,952 million were not considered impaired loans. For additional information on our restructured or renegotiated loans, see Appendix XI to our Consolidated Financial Statements.

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

The delinquency rate in our domestic real estate and construction portfolio was 26.1% as of December 31, 2012, substantially higher than the average delinquency rate for all of our domestic activities (7.2%) and the average delinquency rate for all of our consolidated activities (5.1%) as of such date. Within such portfolio, construction loans and property development loans (which exclude mainly infrastructure and civil construction) had a delinquency rate of 28.1% as of such date. Given such delinquency rate, we performed an analysis in order to define the level of loan provisions attributable to these loan portfolios (see Note 2.2.1 to our Consolidated Financial Statements). The table below sets forth additional information on our “Potential problem loans” as of December 31, 2012:

	Book Value	Allowance for Loan Losses	% of Loans in Each Category to Total Loans to Customers
	(In Millions of Euros, Except Percentages)
Domestic(1)
Doubtful Loans	6,814	3,193	1.8%
Substandard loans	2,092	731	0.5%
Of which:
Troubled debt restructurings	1,784	600	0.5%

(1)	Potential problem loans outside of Spain as of December 31, 2012 were not significant.

Foreign Country Outstandings

The following table sets forth, as of the end of the years indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of December 31, 2012, December 31, 2011 and December 31, 2010. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico and United States.

	2012		2011		2010
	Amount	% of Total Assets	Amount	% of Total Assets	Amount	% of Total Assets
	(In Millions of Euros, Except Percentages)
United Kingdom	6,227	1.0%	6,258	1.1%	5,457	1.0%
Mexico	1,539	0.2%	1,885	0.3%	2,175	0.4%
Other OECD	7,168	1.1%	7,521	1.3%	5,674	1.0%

Total OECD	14,934	2.3%	15,664	2.6%	13,306	2.4%
Central and South America	2,176	0.3%	3,161	0.5%	3,074	0.6%
Other	3,626	0.6%	4,568	0.8%	5,411	1.0%

Total	20,736	3.3%	23,393	3.9%	21,791	3.9%

The following table sets forth the amounts of our cross-border outstandings as of December 31 of each year indicated by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets.

	Governments	Banks and Other Financial Institutions	Commercial, Industrial and Other	Total
	(In Millions of Euros)
As of December 31, 2012
Mexico	3	47	1,490	1,539
United Kingdom	—	4,082	2,145	6,227

Total	3	4,129	3,635	7,766

As of December 31, 2011
Mexico	31	210	1,644	1,885
United Kingdom	—	4,145	2,113	6,258

Total	31	4,355	3,757	8,143

As of December 31, 2010
Mexico	51	1	2,123	2,175
United Kingdom	—	4,078	1,379	5,457

Total	51	4,079	3,502	7,632

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

The following table shows the minimum required reserves with respect to each category of country for BBVA’s level of coverage as of December 31, 2012.

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

Our exposure to borrowers in countries with difficulties (the last four categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €279 million, €340 million and €311 million as of December 31, 2012, 2011 and 2010, respectively. These figures do not reflect loan loss reserves of 14.3%, 13.2%, and 11.6% respectively, against the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of December 31, 2012 did not in the aggregate exceed 0.1% of our total assets.

The country-risk exposures described in the preceding paragraph as of December 31, 2012, 2011 and 2010 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of December 31, 2012, 2011 and 2010 amounted to $47 million, $58 million and $44 million, respectively (approximately €36 million, €45 million and €33 million, respectively, based on a euro/dollar exchange rate on December 31, 2012 of $1.00 = €0.76, on December 31, 2011 of $1.00 = €0.77, and on December 31, 2010 of $1.00 = €0.75).

LIABILITIES

Deposits

The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated, disregarding any valuation adjustments and accrued interest.

	As of December 31, 2012
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	137,013	45,808	11,647	194,468
Foreign
Western Europe	22,807	664	22,418	45,889
Mexico	37,267	—	14,861	52,128
South America	54,770	32	4,308	59,110
United States	38,989	—	5,762	44,751
Other	725	—	464	1,189
Total Foreign	154,558	696	47,813	203,067

Total	291,571	46,504	59,460	397,535

	As of December 31, 2011
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	124,928	24,570	9,230	158,729
Foreign
Western Europe	37,137	8,098	27,547	72,781
Latin America	79,792	228	14,913	94,932
United States	37,199	241	6,318	43,757
Other	1,925	—	1,040	2,965
Total Foreign	156,053	8,566	49,817	214,435

Total	280,981	33,136	59,047	373,164

	As of December 31, 2010
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	133,032	2,779	8,867	144,679
Foreign
Western Europe	24,120	7,205	22,626	53,951
Latin America	72,014	96	14,758	86,869
United States	42,495	364	6,840	49,698
Other	3,179	543	3,855	7,576
Total Foreign	141,808	8,208	48,079	198,094

Total	274,840	10,987	56,946	342,773

For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 23 to the Consolidated Financial Statements.

As of December 31, 2012, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 (approximately €75,838 considering the noon buying rate as of December 31, 2012) or greater was as follows:

	As of December 31, 2012
	Domestic	Foreign	Total
	(In Millions of Euros)
3 months or under	8,809	20,380	29,189
Over 3 to 6 months	6,731	3,781	10,512
Over 6 to 12 months	11,687	5,451	17,138
Over 12 months	10,505	6,692	17,198

Total	37,733	36,304	74,037

Time deposits from Spanish and foreign financial institutions amounted to €32,684 million as of December 31, 2012, substantially all of which were in excess of $100,000 (approximately €75,838 considering the noon buying rate as of December 31, 2012).

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of December 31, 2012, 2011 and 2010, see Note 23 to the Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of December 31, 2012, 2011 and 2010.

	2012		2011		2010
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(In Millions of Euros, Except Percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills)
As of December 31	48,820	1.9%	59,738	2.1%	39,587	2.0%
Average during year	50,008	1.8%	49,670	2.0%	31,056	2.2%
Maximum quarter-end balance	56,440	—	59,738	—	39,587	—
Bank promissory notes
As of December 31	10,893	3.7%	6,970	3.1%	13,215	0.9%
Average during year	10,802	3.0%	11,502	1.4%	24,405	0.6%
Maximum quarter-end balance	13,590	—	14,890	—	28,937	—
Bonds and Subordinated debt
As of December 31	19,538	3.4%	11,736	3.9%	11,041	2.6%
Average during year	16,388	3.8%	11,945	4.0%	10,825	3.2%
Maximum quarter-end balance	19,537	—	15,738	—	13,184	—

Total short-term borrowings as of December 31	79,251	2.5%	78,444	2.5%	63,844	1.9%

Return on Equity

The following table sets out our return on equity ratios:

	As of or for the Year Ended December 31,
	2012	2011	2010
	(In Percentages)
Return on equity(1)	4.0	8.0	15.8
Return on assets(2)	0.4	0.6	0.9
Dividend pay-out ratio(3)	79.6	37.4	23.4
Equity to assets ratio(4)	6.9	6.8	5.9

(1)	Represents profit attributable to parent company for the year as a percentage of average stockholder’s funds for the year.
(2)	Represents profit attributable to parent company as a percentage of average total assets for the year.
(3)	Represents dividends declared by BBVA (including the cash remuneration paid under the “Dividendo Opción” scheme) as a percentage of profit attributable to parent company. This ratio does not take into account the non-cash remuneration paid by BBVA under the “Dividendo Opción” scheme (in the form of BBVA shares or ADSs). See “—Business Overview—Supervision and Regulation—Dividends” and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends”.
(4)	Represents average total equity over average total assets.

F. Competition

The commercial banking sector in Spain has undergone significant consolidation. In the majority of the markets where we provide financial services, the Banco Santander Group is our largest competitor, but the restructuring process that it is taking place is expected to increase the size of certain banks, such as Bankia (an integration of seven regional saving banks, led by Caja Madrid and Bancaja) and La Caixa (which has recently acquired Banco de Valencia).

We face strong competition in all of our principal areas of operations. The deregulation of interest rates on deposits in the past decade led to increased competition for large demand deposits in Spain and the widespread promotion of interest-bearing demand deposit accounts and mutual funds. The Bank of Spain, through its Circular 3/2011, of June 30, required that a higher contribution be made to the FGD in connection with deposits the remuneration of which exceeded certain thresholds dependent on the evolution of the Euribor. However, this new requirement was removed in the summer of 2012. While in early 2013 the Bank of Spain informally advised financial institutions not to over-remunerate their deposits, some local branches of foreign banks have continued to offer high yields.

Former Spanish savings banks, many of which have become banks and received financial or other support from the Spanish government and the European Stability Mechanism, and money market mutual funds provide strong competition for savings deposits, particularly in the context of increasing interest rates of term deposits, which form an important part of our deposit base, and, in the case of savings banks, for other retail banking services. While the European Commission has imposed certain size limits to institutions receiving public capital, such limits affect only entities that account for around 30% of the total assets of the Spanish financial system which, in addition, will have a relatively long period (five years) to comply with such limits.

Credit cooperatives, which are active principally in rural areas, where they provide savings bank and loan services and related services such as the financing of agricultural machinery and supplies, are also a source of competition. The entry of on-line banks into the Spanish banking system has also increased competition, including in customer funds businesses such as deposits. Insurance companies and other financial services firms also compete for customer funds. In addition, the high interest rates offered by Spanish public debt has made it a strong competitor to deposits. Like the commercial banks, former savings banks, insurance companies and other financial services firms are expanding the services offered to consumers in Spain. We face competition in mortgage loans from saving banks and, to a lesser extent, cooperatives.

Furthermore, the EU Directive on Investment Services took effect on December 31, 1995. The EU Directive permits all brokerage houses authorized to operate in other member states of the EU to carry out investment services in Spain. Although the EU Directive is not specifically addressed to banks, it affects the activities of banks operating in Spain. Besides, several initiatives have been implemented recently in order to facilitate the creation of a Pan-European financial market. For example, SEPA (Single Euro Payments Area), which is a payment-integration initiative for simplification of bank transfers mainly within the EU and the MiFID project (Markets in Financial Instruments Directive), which aims to create a European framework for investment services. In addition, steps are being taken towards achieving a banking union in Europe (as agreed at a Eurogroup meeting in June 2012). It has been decided that the ECB will play a key role in the supervision of around 130 entities (including us) in the Eurozone beginning in May-June 2014. Other aspects of the EU banking union are still under discussion, such as the representation and voting power of non-eurozone countries, the accountability of the ECB to European institutions as part of the supervision mechanism, the adoption of a single resolution mechanism, the final status of the European Banking Authority and the creation of a common deposit-guarantee scheme.

Following the recent financial turmoil, a number of banks have disappeared or have been absorbed by other banks. The trend indicates that this will continue in the future, with a number of mergers and acquisitions between financial entities. In Spain, Royal Decree-Laws 2/2012, of February 3, and 18/2012, of May 11, represent an additional step in the reform of the Spanish financial system which, with the purpose of achieving a stronger banking sector, is expected to intensify this process. Besides, the Memorandum of Understanding signed by the government in order to receive ESM funds reinforces this objective. In the U.S., the government has already facilitated the purchase of troubled banks by other competitors, and European governments, including the Spanish government, have expressed their willingness to facilitate these types of operations.

In the United States, where we operate through BBVA Compass, the competitive landscape has also been significantly affected by the financial crisis. The U.S. banking industry has experienced significant impairment on its assets since 2009, which has resulted in continuing losses in select product categories and slow loan growth. Data published by the Federal Deposit Insurance Corporation’s (FDIC) in the Quarterly Banking Profile for the third quarter of 2012 suggests that the total delinquency rate for commercial banks declined in almost all portfolios. However, residential delinquencies in the third quarter of 2012 increased by 3.4%, the first quarterly increase in almost a year and the largest since the crisis started. Charge-offs for mortgage loans also increased. We believe that improvement in banks’ asset quality is dependent on the evolution of the real estate market, while consumer and commercial and industrial charge-offs and delinquencies are closer to normal ranges.

In Mexico, where we operate through BBVA Bancomer, the banking industry remained solvent throughout the financial crisis. The total credit of the banking system has registered 30 consecutive months of growth from April 2010 to September 2012. We expect that credit will continue increasing only if economic growth is positive and sustained.

In Mexico, changes in banking regulation could have a significant potential impact on competition. Rules to limit loans to firms within a certain financial group (préstamos relacionados) were adopted in March 2011. Such limits impact some small banks of the system with strong connections with retail stores (for example, Inbursa and Banco Azteca). In addition, authorities have strengthened the measures to improve transparency and information about financial services by enacting new legislation that gives more powers to the central bank (Banco de México) to regulate interest rates and bank fees. It also gives more powers to the Mexican National Commission for the Protection and Defense of Financial Services Users (Comisión Nacional para la Defensa de los Usuarios de los Servicios Financieros or “Condusef”) to set information requirements for bank account statements, product publicity, and contracts, and to improve financial education. The consolidation and restructuring of some non-banking financial intermediaries (Sofoles) will imply that some of them will go out of business or be acquired. Along these lines, the mortgage subsidiary of BBVA-Bancomer (Hipotecaria Nacional) acquired the portfolio of certain Sofoles in 2010.

In October 2012, the Monitoring Rules of the Condusef were passed by a Presidential decree. Among other provisions, the Monitoring Rules set forth preventive and corrective measures that may be adopted by the Condusef and set forth the Condusef’s supervisory procedures. In addition, a new federal law was passed in 2012 for the prevention and identification of operations with illicit funds.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

In the first half of 2012, the global economy was affected by a new outbreak of financial tensions resulting from the debt and institutional crisis in Europe, which dissipated only in part in the second half of the year. Bold actions taken by central banks have improved the global economic outlook but challenges remain for policy makers to avoid setbacks. This improvement has been supported by lower risk aversion, following the influential decisions taken by central banks, especially the European Central Bank (“ECB”). However, three factors stand out among those that could make this outlook deteriorate significantly: first and foremost, troubles in Europe if the euro break-up fears that loomed large during the first half of the year among market participants resurface; second, in the United States, the still-hanging threat of the so-called fiscal cliff (the American Taxpayer Relief Act of 2012 was passed by Congress on January 1, 2013, but discussions on the debt ceiling and on the level of indebtedness are ongoing); third, a severe slowdown in the emerging economies, in particular in China and some commodity-oriented economies, if Chinese appetite for raw materials decreased.

The financial turmoil in Europe has been a fundamental reason for the worsening of the global economic activity in 2012. The European authorities have implemented a number of measures aimed at tackling the current tensions, one of the most important among which is the announcement by the ECB of the implementation of a new bond-purchase program (Outright Monetary Transactions or “OMT”) in late July, which was a decisive step to ease the financial tensions. Other measures have also been implemented. First, the establishment of a permanent bailout fund (the European Stability Mechanism or “ESM”) that, subject to certain conditions, will provide financial assistance to members of the Eurozone in financial difficulty. Second, steps are being taken towards achieving a banking union in Europe (as agreed at a Eurogroup meeting in June 2012), though progress remains slow.

However, these measures have not been enough to dissipate tensions as they do not target the underlying sources of the crisis: the depressed growth of the global economy. Advanced economies have been losing momentum since 2011.

In Spain, the economy had a negative performance, which translated into a decline in GDP for 2012 of 1.4%. After a significant upturn in the third quarter of 2012, sales overseas fell back towards the end of the year. In addition, domestic demand decreased during the fourth quarter of 2012 and it continues to be affected by fiscal adjustments implemented in Spain. As a result, the Spanish economy is expected to continue in recession for the coming quarters and it is probable that GDP will decrease further in 2013. The Spanish economy remains exposed to several risks, including financial tensions in the Eurozone arising from Cyprus’ financial crisis.

The recovery in the U.S. has not been particularly vigorous. With the U.S. economy growing at low rates, the unemployment rate remaining persistently high and amid huge uncertainty in Europe, the fiscal cliff debate has helped increasing uncertainty during 2012.

More recently, the emerging economies have also begun to slow down. In this regard, exports and GDP growth have been negatively affected by the decline in international trade. Certainly that is the case in the three largest emerging economies. Brazil’s economy almost stalled in the first half of the year; India’s GDP grew by 5.3% and 5.5% year-on-year in the first and second quarter of 2012, respectively, the slowest pace since the beginning of 2009; and in the third quarter of 2012 the Chinese economy slowed to a rate of 7.4%, the lowest growth rate since 2009 although the most recent data points to a bottoming-out. Chinese economy is expected to grow by 7.9% in 2013.

In Mexico, despite the global slowdown, the outlook for growth in 2013 is still positive (3.0%), supported by the positive performance of employment and financing. While inflation levels exceed the target set by the Mexican Central Bank, their increase is expected to be temporary and inflation is expected to return to below 4%.

Turkey has been affected by European tensions, both through the financial markets and the lower external demand. In addition, measures taken to contain the deficit and inflation imbalances have also had a negative effect on activity. The 2012 growth rate has remained around 3%.

Critical Accounting Policies

The Consolidated Financial Statements as of and for the years ended December 31, 2012, 2011 and 2010 were prepared by the Bank’s directors in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, and in compliance with IFRS-IASB, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Group’s equity and financial position as of and for the years ended December 31, 2012, 2011 and 2010, and its results of operations and consolidated cash flows in 2012, 2011 and 2010. The Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group. See Note 2.2 to the Consolidated Financial Statements.

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

Although these estimates were made on the basis of the best information available as of December 31, 2012, 2011 and 2010, respectively, on the events analyzed, events that take place in the future might make it necessary to revise these estimates (upwards or downwards) in coming years.

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

Goodwill in consolidation

Pursuant to IFRS 3, if the difference on the date of a business combination between the sum of the fair value of the price paid, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired entity, on one hand, and the fair value of the assets acquired and liabilities assumed, on the other hand, is positive, it is recorded as goodwill on the asset side of the balance sheet. Goodwill represents the future economic benefits from assets that cannot be individually identified and separately recognized. Goodwill is not amortized and is subject periodically to an impairment analysis. Any impaired goodwill is written off.

If the difference is negative, it is recognized directly in the income statement under the heading “Negative goodwill in business combinations”.

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

As mentioned in Note 20.1 to the Consolidated Financial Statements, the Group has performed a goodwill impairment test as of December 31, 2012, 2011 and 2010.

The results from each of these tests on the dates mentioned were as follows:

As of December 31, 2012, there were no indications of significant impairment losses on the principal Group’s CGUs, except for insignificant impairments on the goodwill of the Retail Banking Euro (estimated to amount to €49 million) and the goodwill of the Corporate & Investment Banking Euro (estimated to amount to €4 million). These amounts have been recognized under “Impairment losses on other assets (net)—Goodwill and other intangible assets” in the consolidated income statement for 2012.

As of December 31, 2011, impairment losses of €1,444 million were estimated in the United States CGU which were recognized under “Impairment losses on other assets (net)—Goodwill and other intangible assets” in the consolidated income statement for 2011. This loss was the result of a downward revision of the cash flows projections estimated for this CGU, as a result of the following factors:

•

the economic recovery was slower than expected and demand for loans was lower than forecasted; this, together with a low interest rate forecast implied a bigger than expected slowdown in net interest income growth; and

•

growing regulatory pressure, with the implementation of new regulations, will imply lower than expected fee income, mainly related to the use of credit cards, while operating costs will rise with respect to our initial expectations.

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

The most significant goodwill corresponded to the United States CGU. The recoverable amount of this CGU was equal to its value in use. This was calculated as the discounted value of the cash flow projections estimated by our management based on the latest budgets available for the next five years. As of December 31, 2010, the Group used an estimated sustainable growth rate of 4.2% to extrapolate the cash flows in perpetuity based on the U.S. real GDP growth rate. The discount rate used to discount the cash flows was the cost of capital of the CGU, which stood at 11.4% as of December 31, 2010, consisting of the free risk rate plus a risk premium.

Insurance contracts

The methods and techniques used to calculate the mathematical reserves for the insurance contracts mainly involve the valuation of the estimated future cash flows, discounted at the technical interest rate for each contract. Changes in insurance mathematical reserves may occur in the future as a consequence of changes in interest rates and other key assumptions. See Note 18 to the Consolidated Financial Statements, which contains a summary of our significant accounting policies and assumptions about our most significant insurance contracts.

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

•

Probability of default (“PD”) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD is associated with the rating/scoring of each counterparty/transaction. PD is measured using a time horizon of one year, i.e., it quantifies the probability of the counterparty defaulting in the coming year. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets). A PD of 100% is assigned when the asset is considered impaired.

•

Loss given default (“LGD”) is the estimated loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the transaction.

•

In order to calculate the LGD at each balance sheet date, the Group evaluates the estimated cash flows from the sale of the collateral by estimating its sale price (in the case of real estate collateral, the Group takes into account declines in property values which could affect the value of such collateral) and its estimated cost of sale. In the event of a default, the Group becomes contractually entitled to the property at the end of the foreclosure process or when purchased from borrowers in distress, and recognizes the collateral at its fair value. After the initial recognition of these assets classified as “Non-current assets held for sale” (see Note 2.2.4 to the Consolidated Financial Statements) or “Inventories” (see Note 2.2.6 to the Consolidated Financial Statements), they are valued at the lower of their carrying amount and their fair value less their estimated selling price.

The expected loss calculation used to determine the economic capital under our internal models includes ‘through-the-cycle’ adjustments of the aforementioned factors, particularly of PD and LGD. Through these adjustments, the Group seeks to set the value of the parameters used in our model at their average level throughout the economic cycle. The Group’s calculation of economic capital is expected to be more stable and accurate as a result.

By contrast, allowances for loan losses are calculated based on estimates of incurred losses at the reporting date (without any ‘through-the-cycle’ adjustments), in compliance with IFRS-IASB requirements.

With its methodology for determining the allowance for determined collectively losses, the Group seeks to identify the amounts of losses which, although incurred at the reporting date, have not yet been reported and which the Group knows, on the basis of historical experience and other specific information, will arise following the reporting date.

In order to calculate such non-reported incurred losses, the Group makes certain adjustments to the expected loss used to calculate economic capital under our internal models in order to eliminate the ‘through-the-cycle’ adjustments and focus on incurred loss (rather than expected loss) as required by IFRS-IASB. Such adjustments are based on the following two parameters:

•	The point-in-time (“PIT”) parameter, which is an adjustment to eliminate the ‘through-the-cycle’ component of the expected loss.

The ‘point-in-time’ parameter converts a ‘through-the-cycle’ probability of default (defined as the average probability of default over a complete economic cycle) into the probability of default at the reporting date (‘point-in-time’ probability).

•

The loss identification period (“LIP”) parameter, which is the time lag period between the occurrence of a specific impairment or loss event and objective evidence of impairment becoming apparent on an individual basis; in other words, the time lag period between the loss event and the date an entity identified its occurrence.

This adjustment relates to the fact that, in calculating expected loss for purposes of calculating economic capital and BIS II regulatory capital, the Group measures the probability of default using a time horizon of one year. Therefore, in order to calculate our allowance for loan losses, the Group has to convert the one-year expected loss to the incurred loss concept at the reporting date required by IAS 39. The Group calculates the incurred loss at the reporting date by adjusting the expected loss for the next twelve months based on the estimated LIPs of the various homogenous portfolios.

The analysis of LIPs is performed on a homogenous portfolio basis. For the portfolios in Spain and in Mexico, which are the most significant portfolios, BBVA uses the following methodology to determine an interval of LIP that has occurred over time:

•

Analysis of the frequency of regulatory and internal review: The review of the credit quality of customers results in loss being identified. The more frequently the entity reviews the credit quality of its customers, the quicker losses are identified and therefore the lower is the resulting LIP (incurred but not reported losses decrease but ‘identified’ incurred losses increase). By contrast, the less frequently the entity reviews the credit quality of its customers, the slower losses are identified and therefore the higher is the resulting LIP.

•

Analysis of the correlation between macroeconomic factors and probability of default: The deterioration of certain macroeconomic factors can be considered as a loss event if it results in an increase in the credit risk of a portfolio. Analysis performed shows the existence of correlation between some macroeconomic indicators and the probability of default, with a time lag existing between changes in such parameters and changes in the default rate. The Economic Research Department (“BBVA Research”) analyses the correlation between macroeconomic indicators (mainly GDP and interest rates) and probability of default (PD) for the portfolios.

The analysis includes PD available information by portfolio for the last 25 years. The purpose of the analysis is to evaluate the impact of macroeconomic indicators on the PD and identify the time lag between the deterioration of a macroeconomic indicator and the increase in PD. This time lag illustrates the time period between the loss event and the identification of the loss which leads to an individual provisioning. The research shows that changes in macroeconomic indicators, such as GDP and interest rates, result in variations in the PD of these portfolios within less than six months

•

An internal benchmark of the LIPs used by European peers (based on 12 European banks from Belgium, Germany, Italy, the Netherlands and the United Kingdom): For corporate loans, 3-12 months; for retail loans, 2-9 months.

The LIPs BBVA uses, which were determined in accordance with the methodology described above, are set forth in the table below:

Portfolio		Ranges of LIPs	Weighted Average of LIPs Used as of December 31, 2012
Sovereign and Public Institutions		12 months	12 months
Corporates	Real estate developers	From 1 months to 18 months	3 months
	Large corporates Others corporates SMEs	From 1 months to 12 months	9-10 months
Retail	Mortgage loans Consumer loans	From 2 months to 9 months	7-8 months

At least once a year, BBVA performs a backtesting analysis in order to assess the accuracy of the LIP estimates for the corporate portfolios. The backtesting involves assessing the evolution of the most significant impaired loans over a period of time, on a periodic basis, to identify the actual LIPs for each portfolio. In addition, with respect to all of the portfolios, BBVA reviews the correlation between the evolution of macroeconomic indicators (mainly GDP and interest rates) and PD for such portfolios.

The allowance for loan losses for loan portfolios of BBVA’s U.S. subsidiaries (which represented approximately 9.1% of the consolidated loans and receivables as of December 31, 2012) is determined under U.S. GAAP. There is no significant difference between the allowance for loan losses accounting under ASC-310 and under IAS 39. The methodology followed by Compass (BBVA’s bank subsidiary in the U.S.) for determining the allowance for loan losses is based on the average expected loss over the last five years. The calculation of expected losses is segmented by common portfolio characteristics such as product type, risk rating, bureau score, past due status, collateral type and loan to value. In the process of calculating the allowance for loan losses, Compass assigns a PD and an LGD for the different portfolios. The weighted average of the LIP used as of December 31, 2012 was one year, based on internal analysis of the management, following an approach that is consistent with that described above for the Spain and Mexico loan portfolios.

The Bank of Spain requires that the calculation of the allowance for collective losses incurred must also be calculated based on the information provided by the Bank of Spain until the Spanish regulatory authority has verified and approved these internal models.

For the years ended December 31, 2012, 2011 and 2010, there is no material difference in the amount of allowances for loan losses calculated in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and IFRS-IASB.

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

We have 128 Business Continuity Plans in operation across 26 countries. A number of such plans have been activated during the past year as a result the of floods that have affected New York in the fourth quarter of 2012 due to hurricane Sandy.

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

In 2012, fraud management in the various businesses segments and geographical areas has been focused primarily on fraud prevention and early detection of alerts through the use of technology.

A. Operating Results

Factors Affecting the Comparability of our Results of Operations and Financial Condition

Trends in Exchange Rates

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

The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Consolidated Financial Statements. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar, the Turkish lira and the Chinese yuan against the euro, expressed in local currency per €1.00 for 2012, 2011 and 2010 and as of December 31, 2012, 2011 and 2010 according to the European Central Bank (“ECB”).

	Average Exchange Rates		Period-End Exchange Rates
	Year Ended December 31, 2012	Year Ended December 31, 2011	As of December 31, 2012	As of December 31, 2011
Mexican peso	16.9033	17.2906	17.1845	18.0512
U.S. dollar	1.2850	1.3916	1.3194	1.2939
Argentine peso	5.8434	5.7467	6.4768	5.5679
Chilean peso	625.0000	672.0430	633.3122	674.7638
Colombian peso	2,309.4688	2,570.6941	2,331.0023	2,512.5628
Peruvian new sol	3.3896	3.8323	3.3678	3.4890
Venezuelan bolivar	5.5187	5.9765	5.6616	5.5569
Turkish lira	2.3139	2.3383	2.3551	2.4432
Chinese Yuan	8.1063	8.9932	8.2207	8.1588

During 2012, all currencies whose fluctuation may have an impact on the Group’s financial statements appreciated against the euro on average terms, with the exception of the Argentine peso. However, there was a year-on-year slight depreciation of the U.S. dollar, Argentine peso, Venezuelan bolivar and Chinese yuan against the euro as of December 31, 2012. Overall, the effect of changes in the exchange rates on the year-on-year comparison of the Group’s income statement and balance sheet was positive.

Divestment of the Pension Business in Latin America

On May 24, 2012, we announced our decision to conduct a study on strategic alternatives for our pension business in Latin America. The alternatives contemplated in this process include the partial or total sale of the Pension Fund Administrators Companies in Chile, Colombia and Peru, as well as the Mexican Pension Fund business. As of December 31, 2012, the aforementioned pension businesses had total registered assets of €1,150 million and liabilities of €318 million, which have been reclassified under the headings “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale,” respectively, in our consolidated balance sheet as of December 31, 2012. In accordance with IFRS 5, the revenues and expenses from these companies have been reclassified under the heading “Profit from discontinued operations” in our consolidated income statements for the years ended December 31, 2012, 2011 and 2010.

As of the date hereof, we have entered into agreements to sell our stakes in the Mexican company Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. and in the Colombian company BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A., respectively (see Note 3 to the Consolidated Financial Statements). In addition, on February 1, 2013, we reached an agreement with MetLife, Inc., for the sale of our stake in the Chilean pension fund manager Administradora de Fondos de Pensiones Provida S.A. (“AFP Provida”), representing 64.3% of the share capital of AFP Provida. See “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2013.”

Proportional Consolidation of Garanti for the Full Year

We consolidated Garanti for the full year ended December 31, 2012 (compared with only nine months for the year ended December 31, 2011), which has generally had a positive effect on our 2012 consolidated income statement.

BBVA Group Results of Operations for 2012 Compared to 2011

The changes in the Group’s consolidated income statements for 2012 and 2011 were as follows:

	Year Ended December 31,
	2012	2011	Change (In %)
	(In Millions of Euros)
Interest and similar income	26,262	24,180	8.6
Interest expense and similar charges	(11,140)	(11,028)	1.0

Net interest income	15,122	13,152	15.0

Dividend income	390	562	(30.6)
Share of profit or loss of entities accounted for using the equity method	727	595	22.2
Fee and commission income	5,574	5,075	9.8
Fee and commission expenses	(1,221)	(1,044)	17.0
Net gains (losses) on financial assets and liabilities	1,645	1,117	47.3
Net exchange differences	122	364	(66.5)
Other operating income	4,812	4,244	13.4
Other operating expenses	(4,730)	(4,037)	17.2
Administration costs	(9,768)	(8,898)	9.8
Personnel expenses	(5,662)	(5,191)	9.1
General and administrative expenses	(4,106)	(3,707)	10.8
Depreciation and amortization	(1,018)	(839)	21.3
Provisions (net)	(651)	(509)	27.9
Impairment losses on financial assets (net)	(7,980)	(4,226)	88.8
Impairment losses on other assets (net)	(1,123)	(1,885)	(40.4)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	4	46	(91.3)
Negative goodwill	376	—	n.m. (1)
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(622)	(271)	129.5

Operating profit before tax	1,659	3,446	(51.9)

Income tax	275	(206)	n.m. (1)

Profit from continuing operations	1,934	3,240	(40.3)

Profit from discontinued operations (net)	393	245	60.4

Profit	2,327	3,485	(33.2)

Profit attributable to parent company	1,676	3,004	(44.2)
Profit attributable to non-controlling interests	651	481	35.3

(1)	Not meaningful.

The changes in our consolidated income statements for 2012 and 2011 were as follows:

Net interest income

The following table summarizes the principal components of net interest income for 2012 compared to 2011.

	Year Ended December 31,
	2012	2011	Change (In %)
	(In Millions of Euros)
Interest and similar income	26,262	24,180	8.6
Interest expense and similar charges	(11,140)	(11,028)	1.0

Net interest income	15,122	13,152	15.0

Net interest income increased 15.0% to €15,122 million for the year ended December 31, 2012 from €13,152 million for the year ended December 31, 2011 due to the reduction of the cost of deposits in Spain and in Mexico and South America, the proportional consolidation of Garanti for the full year ended December 31, 2012 compared with only nine months for the year ended December 31, 2011, and strong business activity in Mexico and South America. These positive effects were partially offset by the performance of the Unites States, where net interest income continued to be negatively affected by the Guaranty run-off, lower business volume in Corporate Investment Banking, and the current environment of low interest rates with a practically flat curve.

Dividend income

Dividend income decreased 30.6% to €390 million for the year ended December 31, 2012 from €562 million for the year ended December 31, 2011. This decrease was primarily due to the year-on-year decrease in the dividends received from Telefónica, S.A., which decreased from €1.52 per share in 2011 to €0.53 per share in 2012. Telefónica, S.A. has publicly announced that it will pay no dividends until November 2013.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method increased 22.2% to €727 million for the year ended December 31, 2012 from €595 million for the year ended December 31, 2011 due to the increased profit of CNCB.

Fee and commission income

The breakdown of fee and commission income for 2012 and 2011 is as follows:

	Year Ended December 31,
	2012	2011	Change (In %)
	(In Millions of Euros)
Commitment fees	186	157	18.5
Contingent risks	355	318	11.6
Letters of credit	60	54	11.1
Bank and other guarantees	295	264	11.7
Arising from exchange of foreign currencies and banknotes	25	25	0.0
Collection and payment services income	3,088	2,694	14.6
Bills receivables	77	67	14.9
Current accounts	404	360	12.2
Credit and debit cards	1,913	1,619	18.2
Checks	224	229	(2.2)
Transfers and others payment orders	338	294	15.0
Rest	132	125	5.6
Securities services income	1,147	1,105	3.8
Securities underwriting	100	70	42.9
Securities dealing	206	200	3.0
Custody securities	329	330	(0.3)
Investment and pension funds	388	389	(0.3)
Rest assets management	124	116	6.9
Counseling on and management of one-off transactions	8	13	(38.5)
Financial and similar counseling services	40	55	(27.3)
Factoring transactions	38	33	15.2
Non-banking financial products sales	107	97	10.3
Other fees and commissions	580	578	0.3

Fee and commission income	5,574	5,075	9.8

Fee and commission income increased by 9.8% to €5,574 million for the year ended December 31, 2012 from €5,075 million for the year ended December 31, 2011 due principally to greater business activity in Mexico and South America, where credit and debit cards commissions increased by 8.1% and 41.8% respectively, and the proportional consolidation of Garanti for the full year ended December 31, 2012 compared with only nine months for the year ended December 31, 2011.

Fee and commission expenses

The breakdown of fee and commission expenses for 2012 and 2011 is as follows:

	Year Ended December 31,
	2012	2011	Change (In %)
	(In Millions of Euros)
Brokerage fees on lending and deposit transactions	3	5	(40.0)
Fees and commissions assigned to third parties	898	741	21.2
Credit and debit cards	758	609	24.5
Transfers and others payment orders	46	34	35.3
Securities dealing	13	14	(7.1)
Rest	81	84	(3.6)
Other fees and commissions	320	298	7.4

Fee and commission expenses	1,221	1,044	17.0

Fee and commission expenses increased by 17.0% to €1,221 million for the year ended December 31, 2012 from €1,044 million for the year ended December 31, 2011, primarily due to the greater business activity in Mexico and South America.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities increased by 47.3% to €1,645 million for the year ended December 31, 2012 from €1,117 million for the year ended December 31, 2011. This increase is mainly attributable to the increase in the net gains on “Available-for-sale financial assets”, which reflects the capital gains derived from the repurchase of securitization bonds and subordinated debt (which has generated gross capital gains of approximately €444 million) and, to a lesser extent, the capital gains derived from the sale of public debt in Turkey and South America. In addition, net gains on “Loans and receivables” increased by 66.7% from €33 million in 2011 to €55 million in 2012, primarily due to the higher activity on loan sales mainly in Mexico and South America. These increases were partially offset by the 38.3% year-on-year decrease in the net gains on “Financial assets held for trading”, which was primarily due to the turbulences in the markets which resulted in lower intermediation income in Spain and Mexico.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change (In %)
	(In Millions of Euros)
Financial assets held for trading	649	1,052	(38.3)
Other financial assets designated at fair value through profit or loss	73	8	n.m.	(1)
Other financial instruments not designated at fair value through profit or loss	923	57	n.m.	(1)
Available-for-sale financial assets	806	82	n.m.	(1)
Loans and receivables	55	33	66.7
Rest	62	(58)	n.m.	(1)

Net gains (losses) on financial assets and liabilities	1,645	1,117	47.3

(1)	Not meaningful.

Net exchange differences decreased to €122 million for the year ended December 31, 2012 from €364 million for the year ended December 31, 2011, due primarily to the evolution of foreign currencies.

Other operating income and expenses

Other operating income amounted to €4,812 million for the year ended December 31, 2012 a 13.4% increase compared to €4,244 million for the year ended December 31, 2011, due primarily to increased income derived from insurance and reinsurance contracts.

Other operating expenses for the year ended December 31, 2012, amounted to €4,730 million, a 17.2% increase compared to the €4,037 million recorded for the year ended December 31, 2011 due primarily to higher contributions to deposit guarantee funds in the countries in which we operate and to increased provisions related to insurance and reinsurance contracts.

Administration costs

Administration costs comprise personnel expenses and general and administrative expenses and for the year ended December 31, 2012 were €9,768 million, a 9.8% increase from the €8,898 million recorded for the year ended December 31, 2011, due primarily to the investments made to implement our expansion and technological transformation plans and, to a lesser extent, to the proportional consolidation of Garanti for the full year ended December 31, 2012 compared with only nine months for the year ended December 31, 2011 and the acquisition of Unnim in the second half of 2012.

The table below provides a breakdown of personnel expenses for 2012 and 2011.

	Year Ended December 31,
	2012	2011	Change (In %)
	(In Millions of Euros)
Wages and salaries	4,348	4,023	8.1
Social security costs	678	614	10.4
Transfers to internal pension provisions	56	51	9.8
Contributions to external pension funds	85	80	6.3
Other personnel expenses	495	423	17.0

Personnel expenses	5,662	5,191	9.1

Wages and salaries expenses increased from €4,023 million in 2011 to €4,348 million in 2012 mainly due to the proportional consolidation of Garanti for the full year ended December 31, 2012, compared with only nine months for the year ended December 31, 2011 and the acquisition of Unnim, in the second half of 2012 and, to a lesser extent, to the high inflation recorded in South America and the expansion plans carried out during 2012.

The table below provides a breakdown of general and administrative expenses for 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change (In %)
	(In Millions of Euros)
Technology and systems	745	647	15.1
Communications	330	289	14.2
Advertising	378	369	2.4
Property, fixtures and materials	916	839	9.2
Of which:
Rent expenses	516	470	9.8
Taxes other than income tax	433	356	21.6
Other expenses	1,304	1,207	8.0

Other General and administrative expenses	4,106	3,707	10.8

Technology and systems expenses increased from €647 million in 2011 to €745 million in 2012. In recent years, we have undertaken significant investments in global technology projects, particularly in the area of transformation and innovation. We started up a number of projects in 2012, including the implementation of the new BBVA Compass technological platform in all our branches in the United States. Progress has also been made in the Group’s multichannel distribution model.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2012 amounted to €1,018 million a 21.3% increase compared to €839 million recorded for the year ended December 31, 2011, due primarily to the amortization of software and tangible assets for own use.

Provisions (net)

Provisions (net) for the year ended December 31, 2011 amounted to €651 million, a 27.9% increase compared to €509 million recorded for the year ended December 31, 2011, primarily to cover early retirement benefits, other allocations to pension funds and transfers to provisions for contingent liabilities.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) for the year ended December 31, 2012 amounted to €7,980 million, a 88.8% increase compared to the €4,226 million recorded for the year ended December 31, 2011. This increase is mainly due to the increase of provisions in connection with assets related to the real estate business in Spain to cover the additional impairment in the value of such assets owing to the worsening macroeconomic conditions in Spain. The Group’s non-performing assets ratio was 5.1% as of December 31, 2012, compared to 4.0% as of December 31, 2011.

Impairment losses on other assets (net)

Impairment losses on other assets (net) for the year ended December 31, 2012 amounted to €1,123 million, a 40.4% decrease compared to the €1,885 million recorded for the year ended December 31, 2011, when an impairment in goodwill of €1,444 million was registered. However, impairments losses on real estate inventories were higher in 2012 than in 2011, as a result of the continuing deterioration of the value of these assets.

Gains (losses) on derecognized assets not classified as non-current assets held for sale

Gains (losses) on derecognized assets not classified as non-current assets held for sale for the year ended December 31, 2012 amounted to a gain of €4 million, a 91.3% decrease compared to €46 million for the year ended December 31, 2011.

Negative goodwill

Negative goodwill for the year ended December 31, 2012 amounted to a gain of €376 million, compared with no gain for the year ended December 31, 2011. Negative goodwill for the year ended December 31, 2012 was derived from the acquisition of Unnim Banc, S.A. (“Unnim”). See “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures—2012—Acquisition of Unnim” and Note 20.1 to our Consolidated Financial Statements for additional information.

Gains (losses) in non-current assets held for sale not classified as discontinued operations

Gains (losses) in non-current assets held for sale not classified as discontinued operations for the year ended December 31, 2012, amounted to a loss of €622 million, compared to a loss of €271 million for the year ended December 31, 2011. This increase was primarily due to the higher provisions made in connection with real estate foreclosed assets in Spain and sales of these assets which amounted to a loss of €83 million in 2012 compared to a gain of €127 million in 2011.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the year ended December 31, 2012 was €1,659 million, a 51.9% decrease from the €3,446 million recorded for the year ended December 31, 2011.

Income tax

Income tax for the year ended December 31, 2012 was a benefit of €275 million, compared to an expense of €206 million recorded for the year ended December 31, 2011, due to lower operating profit before tax, the higher proportion of revenues with low or zero tax rates (primarily dividends and equity accounted earnings), the higher proportion of results coming from Latin America and Garanti, which carry a lower effective tax rate, and the higher provisions made with respect to real estate assets.

Profit from continuing operations

As a result of the foregoing, profit from continuing operations for the year ended December 31, 2012 was €1,934 million, a 40.3% decrease from the €3,240 million recorded for the year ended December 31, 2011.

Profit from discontinued operations (net)

Profit from discontinued operations for the year ended December 31, 2012 was €393 million, a 60.4% increase from the €245 million recorded for the year ended December 31, 2011, due to increased activity in the insurance and pension business. See “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2013” and “—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Divestment of the Pension Business in Latin America.”

Profit

As a result of the foregoing, profit for the year ended December 31, 2012 was €2,327 million, a 33.2% decrease from the €3,485 million recorded for the year ended December 31, 2011.

Profit attributable to parent company

Profit attributable to parent company for the year ended December 31, 2012 was €1,676 million, a 44.2% decrease from the €3,004 million recorded for the year ended December 31, 2011.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests for the year ended December 31, 2012 was €651 million, a 35.3% increase over the €481 million recorded for the year ended December 31, 2011, principally due to the positive performance of our Venezuelan and Peruvian operations where there are significant minority shareholders.

BBVA Group Results of Operations for 2011 Compared to 2010

The changes in the Group’s consolidated income statements for 2011 and 2010 were as follows:

	Year Ended December 31,
	2011	2010	Change (In %)
	(In Millions of Euros)
Interest and similar income	24,180	21,130	14.4
Interest expense and similar charges	(11,028)	(7,814)	41.1

Net interest income	13,152	13,316	(1.2)

Dividend income	562	529	6.2
Share of profit or loss of entities accounted for using the equity method	595	331	79.8
Fee and commission income	5,075	4,864	4.3
Fee and commission expenses	(1,044)	(831)	25.6
Net gains (losses) on financial assets and liabilities	1,117	1,372	(18.6)
Net exchange differences	364	455	(20.0)
Other operating income	4,244	3,537	20.0
Other operating expenses	(4,037)	(3,240)	24.6
Administration costs	(8,898)	(8,007)	11.1
Personnel expenses	(5,191)	(4,698)	10.5
General and administrative expenses	(3,707)	(3,309)	12.0
Depreciation and amortization	(839)	(754)	11.3
Provisions (net)	(509)	(475)	7.2
Impairment losses on financial assets (net)	(4,226)	(4,718)	(10.4)
Impairment losses on other assets (net)	(1,885)	(489)	285.5
Gains (losses) on derecognized assets not classified as non-current assets held for sale	46	41	12.2
Negative goodwill	—	1	(100.0)
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(271)	127	n.m. (1)

Operating profit before tax	3,446	6,059	(43.1)

Income tax	(206)	(1,345)	(84.7)

Profit from continuing operations	3,240	4,714	(31.3)

Profit from discontinued operations (net)	245	281	(12.8)

Profit	3,485	4,995	(30.2)

Profit attributable to parent company	3,004	4,606	(34.8)
Profit attributable to non-controlling interests	481	389	23.7

(1)	Not meaningful.

The changes in our consolidated income statements for 2011 and 2010 were as follows:

Net interest income

The following table summarizes the principal components of net interest income for 2011 compared to 2010.

	Year Ended December 31,
	2011	2010	Change (In %)
	(In Millions of Euros)
Interest and similar income	24,180	21,130	14.4
Interest and similar expense	(11,028)	(7,814)	41.1

Net interest income	13,152	13,316	(1.2)

Net interest income decreased 1.2% to €13,152 million for the year ended December 31, 2011 from €13,316 million for year ended December 31, 2010, due mainly to the upturn in interest rates in the Eurozone in the 2011, which affected liability costs to a greater extent, and a faster impact, than the return on assets. The decrease in net interest income was also the result of the extremely complex environment in which it was produced, with restricted lending activity in Spain and more expensive wholesale funding due to the increased spread paid for Spain’s risk. The decrease in net interest income was modestly offset by the increased volume of business and sound price management in South America as well as the acquisition of Garanti in March 2011.

Dividend income

Dividend income increased 6.2% to €562 million for the year ended December 31, 2011 from €529 million for the year ended December 31, 2010, due primarily to dividends from Telefónica, S.A.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method increased to €595 million for the year ended December 31, 2011 from €331 million for the year ended December 31, 2010 due to the increased profit of CNCB.

Fee and commission income

The breakdown of fee and commission income for 2011 and 2010 is as follows:

	Year Ended December 31,
	2011	2010	Change (In %)
	(In Millions of Euros)
Commitment fees	157	133	18.0
Contingent risks	318	282	12.8
Letters of credit	54	45	20.0
Bank and other guarantees	264	237	11.4
Arising from exchange of foreign currencies and banknotes	25	19	31.6
Collection and payment services income	2,694	2,500	7.8
Bills receivables	67	60	11.7
Current accounts	360	402	(10.4)
Credit and debit cards	1,619	1,384	17.0
Checks	229	263	(12.9)
Transfers and others payment orders	294	274	7.3
Rest	125	117	6.8
Securities services income	1,105	1,142	(3.2)
Securities underwriting	70	64	9.4
Securities dealing	200	181	10.5
Custody securities	330	357	(7.6)
Investment and pension funds	389	414	(6.0)
Rest assets management	116	126	(7.9)
Counseling on and management of one-off transactions	13	11	18.2
Financial and similar counseling services	55	60	(8.3)
Factoring transactions	33	29	13.8
Non-banking financial products sales	97	102	(4.9)
Other fees and commissions	578	586	(1.4)

Fee and commission income	5,075	4,864	4.3

Fee and commission income increased 4.3% to €5,075 million for the year ended December 31, 2011 from €4,864 million for the year ended December 31, 2010 due principally to increased fees linked to credit and debit cards (€100 million originated by Garanti), which more than offset a decline in fees related to current accounts and checks.

Fee and commission expenses

The breakdown of fee and commission expenses for 2011 and 2010 is as follows:

	Year Ended December 31,
	2011	2010	Change (In %)
	(In Millions of Euros)
Brokerage fees on lending and deposit transactions	5	5	0.0
Fees and commissions assigned to third parties	741	571	29.8
Credit and debit cards	609	449	35.6
Transfers and others payment orders	34	27	25.9
Securities dealing	14	13	7.7
Rest	84	82	2.4
Other fees and commissions	298	255	16.9

Fee and commission expenses	1,044	831	25.6

Fee and commission expenses increased 25.6% to €1,044 million for the year ended December 31, 2011 from €831 million for the year ended December 31, 2010, primarily due to the increase in fees and commissions assigned to third party banking services, specifically credit and debit cards, and other fees and commissions.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities decreased by 18.6% to €1,117 million for the year ended December 31, 2011 from €1,372 million for the year ended December 31, 2010, primarily due to declines in the value of assets as a result of market prices evolution, reduced customer activity and the absence of earnings from portfolio sales.

Net exchange differences decreased 20.0% to €364 million for the year ended December 31, 2011 from €455 million for the year ended December 31, 2010. In the first half of 2011, the euro appreciated against the U.S. dollar due to the increasing spread between interest rates; however, in the second half of the year, the European debt crisis weakened the euro’s position. The combination of a stronger euro and the relative strength of emerging currencies against the U.S. dollar resulted in a generally unfavorable performance.

Other operating income and expenses

Other operating income amounted to €4,244 million for the year ended December 31, 2011, a 20.0% increase compared to €3,537 million for the year ended December 31, 2010, due primarily to increased income derived from insurance and reinsurance contracts.

Other operating expenses for the year ended December 31, 2011, amounted to €4,037 million, a 24.6% increase compared to the €3,240 million recorded for the year ended December 31, 2010 due primarily to higher contributions to deposit guarantee funds in the countries in which we operate and to increased provisions related to insurance and reinsurance contracts.

Administration costs

Administration costs comprise personnel expenses and general and administrative expenses and for the year ended December 31, 2011 were €8,898 million, an 11.1% increase from the €8,007 million recorded for the year ended December 31, 2010, due primarily to the Group’s growth (mainly through the acquisition of our stake in Garanti) and expansion plans. Progress continues to be made in developing customer products and segments in franchises operating in emerging countries and in extending banking penetration to take advantage of economic growth. In contrast, in developed markets, BBVA focuses on improving customer relations and distribution efficiency. Additionally, investment in technology, personnel and brand awareness continues in the Bank as a whole.

The table below provides a breakdown of personnel expenses for 2011 and 2010.

	Year Ended December 31,
	2011	2010	Change (In %)
	(In Millions of Euros)
Wages and salaries	4,023	3,643	10.4
Social security costs	614	555	10.6
Transfers to internal pension provisions	51	37	37.8
Contributions to external pension funds	80	84	(4.8)
Other personnel expenses	423	379	11.6

Personnel expenses	5,191	4,698	10.5

The table below provides a breakdown of general and administrative expenses for 2011 and 2010.

	Year Ended December 31,
	2011	2010	Change (In %)
	(In Millions of Euros)
Technology and systems	647	551	17.4
Communications	289	274	5.5
Advertising	369	336	9.8
Property, fixtures and materials	839	739	13.5
Of which:
Rent expenses	470	393	19.6
Taxes other than income tax	356	318	11.9
Other expenses	1,207	1,091	10.6

Other General and administrative expenses	3,707	3,309	12.0

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2011 amounted to €839 million an 11.3% increase compared to €754 million recorded for the year ended December 31, 2010, due primarily to the amortization of software and tangible assets for own use.

Provisions (net)

Provisions (net) for the year ended December 31, 2011 amounted to €509 million, a 7.2% increase compared to €475 million recorded for the year ended December 31, 2010, primarily to cover early retirement benefits, other allocations to pension funds and transfers to provisions for contingent liabilities.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) for the year ended December 31, 2011 amounted to €4,226 million, a 10.4% decrease compared to the €4,718 million recorded for the year ended December 31, 2010.

Impairment on financial assets (net) was negatively affected in 2009 and 2010 in Spain and in the United States by the significant increase in substandard loans, mainly as a result of the deterioration of the economic environment. Impairment losses on financial assets (net) for the year ended December 31, 2011, continued to be impacted in Spain, Portugal and, to a lesser extent, in the United States by the challenging economic environment. The Group’s non-performing assets ratio was 4.0% as of December 31, 2011, compared to 4.1% as of December 31, 2010.

Impairment losses on other assets (net)

Impairment losses on other assets (net) for the year ended December 31, 2011 amounted to €1,885 million, compared to the €489 million recorded for the year ended December 31, 2010. Impairment losses on other assets (net) for 2011 includes impairment losses relating to goodwill of €1,444 million in the United States and provisions made for real estate and foreclosed assets.

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

Gains (losses) in non-current assets held for sale not classified as discontinued operations

Gains (losses) in non-current assets held for sale not classified as discontinued operations for the year ended December 31, 2011, amounted to a loss of €271 million, compared to a gain of €127 million for the year ended December 31, 2010, mainly as a result of an increase in write-downs on real estate investments and a decrease in the profits on sales and lease back operations which amounted to €67 million in 2011 compared to €273 million in 2010.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the year ended December 31, 2011 was €3,446 million, a 43.1% decrease from the €6,059 million recorded for the year ended December 31, 2010.

Income tax

Income tax for the year ended December 31, 2011 amounted to €206 million, an 84.7% decrease from the €1,345 million recorded for the year ended December 31, 2010, due to lower operating profit before tax, a decrease in tax expenses due to the amortization of certain goodwill arising from investments in foreign companies made prior to December 31, 2007, whose deductibility is contemplated in the European Union decision published on May 21, 2011, revenues with low or zero tax rates (basically dividends and equity accounted earnings), and the higher proportion of results coming from Latin America and Garanti, which carry a low effective tax rate.

Profit from continuing operations

As a result of the foregoing, profit from continuing operations for the year ended December 31, 2011 was €3,240 million, a 31.3% decrease from the €4,714 million recorded for the year ended December 31, 2010.

Profit from discontinued operations (net)

Profit from discontinued operations for the year ended December 31, 2011 was €245 million, a 12.8% decrease from the €281 million recorded for the year ended December 31, 2011.

Profit

As a result of the foregoing, profit for the year ended December 31, 2011 was €3,485 million, a 30.2% decrease from the €4,995 million recorded for the year ended December 31, 2010.

Profit attributable to parent company

Profit attributable to parent company for the year ended December 31, 2011 was €3,004 million, a 34.8% decrease from the €4,606 million recorded for the year ended December 31, 2010.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests for the year ended December 31, 2011 was €481 million, a 23.7% increase over the €389 million recorded for the year ended December 31, 2010, principally due to the performance of Venezuela.

Results of Operations by Operating Segment for 2012 Compared to 2011

SPAIN

	Year Ended December 31,
	2012	2011	Change (In %)
	(In Millions of Euros)
Net interest income	4,836	4,391	10.1

Net fees and commissions	1,607	1,461	10.0
Net gains (losses) on financial assets and liabilities and net exchange differences	(13)	11	n.m.	(1)
Other operating income and expenses	355	464	(23.6)
Administration costs	(2,722)	(2,689)	1.2
Depreciation and amortization	(96)	(98)	(1.9)
Impairment losses on financial assets (net)	(5,710)	(1,711)	233.6
Provisions (net) and other gains (losses)	(98)	68	n.m.	(1)

Operating profit / (loss) before tax	(1,841)	1,897	n.m.	(1)

Income tax	575	(546)	n.m.	(1)

Profit from continuing operations	(1,267)	1,352	n.m.	(1)

Profit from discontinued operations (net)	—	—	n.m.	(1)

Profit	(1,267)	1,352	n.m.	(1)

Profit attributable to non-controlling interests	(1)	—	106.4

Profit attributable to parent company	(1,267)	1,352	n.m.	(1)

(1)	Not meaningful.

Spain’s income statement for 2012 was adversely affected by the significant loan-loss provisions made to reflect the steady impairment of our real estate portfolios. The acquisition of Unnim in July 2012 had a non-material impact on the performance of this area.

Net interest income

Net interest income of this operating segment for 2012 was €4,836 million, a 10.1% increase compared to the €4,391 million recorded for 2011, due mainly to the reduction of the cost of deposits that which more than offset the decrease in income from loans.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €1,607 million for 2012, a 10.0% increase from the €1,461 million recorded for 2011, primarily due to an increase in securities services income.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2012 was a loss of €13 million compared with the €11 million gain recorded for 2011, mainly due to the negative effect of exchanges differences (which resulted in a loss of €122 million in 2012 compared with a gain of €51 million in 2011) which was partially offset by the higher net gains on financial assets (a gain of €109 million in 2012 compared with a €40 million loss in 2011) which were principally due to the sales of some portfolios of Unnim.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2012 was a gain of €355 million, a 23.6% decrease from the €464 million gain recorded for 2011, primarily due to increased contributions to the Deposit Guarantee Fund.

Administration costs

Administration costs of this operating segment for 2012 were €2,722 million, a 1.2% increase from the €2,689 million recorded for 2011, primarily due to an increase in general and personnel expenses due to the acquisition of Unnim.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2012 was €5,710 million, a 233.6% increase from the €1,711 million recorded for 2011 which is mainly attributable to the impairment of assets related to the real estate sector as a result of the deterioration of economic conditions in Spain. This operating segment’s non-performing assets ratio increased to 6.5%, as of December 31, 2012, from 4.8% as for December 31, 2011, due to the increase in substandard loans which was partially offset by a decrease in loans and advances to customers.

Operating profit / (loss) before tax

As a result of the foregoing, the operating loss before tax of this operating segment for 2012 was €1,841 million, compared with operating profit before tax of €1,897 million recorded in 2011.

Income tax

Income tax of this operating segment for 2012 was a benefit of €575 million, compared with a €546 million expense recorded in 2011, primarily as result of the operating loss before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for 2012 was a loss of €1,267 million, compared with a gain of €1,352 million recorded in 2011.

EURASIA

	Year Ended December 31,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Net interest income	847	802	5.5

Net fees and commissions	451	391	15.4
Net gains (losses) on financial assets and liabilities and net exchange differences	131	113	16.4
Other operating income and expenses	781	655	19.2
Administration costs	(724)	(604)	19.8
Depreciation and amortization	(54)	(44)	23.6
Impairment losses on financial assets (net)	(328)	(149)	120.8
Provisions (net) and other gains (losses)	(50)	11	n.m.(1)

Operating profit / (loss) before tax	1,054	1,176	(10.4)

Income tax	(103)	(145)	(28.6)

Profit from continuing operations	950	1,031	(7.8)

Profit from discontinued operations (net)	—	—	n.m.(1)

Profit	950	1,031	(7.8)

Profit attributable to non-controlling interests	—	—	n.m.(1)

Profit attributable to parent company	950	1,031	(7.8)

(1)	Not meaningful.

In 2012, the importance of this area continued to increase both in terms of total income and our balance sheet, primarily due to the proportional consolidation of Garanti for the full year ended December 31, 2012 (compared with only nine months for the year ended December 31, 2011) and the increase of earnings from CNCB.

Net interest income

Net interest income of this operating segment for 2012 was €847 million, a 5.5% increase compared to the €802 million recorded for 2011 primarily due to the proportional consolidation of Garanti for the full year ended December 31, 2012 (compared with only nine months for the year ended December 31, 2011).

Net fees and commissions

Net fees and commissions of this operating segment amounted to €451 million for 2012, a 15.4% increase from the €391 million recorded for 2011 primarily due to the proportional consolidation of Garanti for the full year ended December 31, 2012 (compared with only nine months for the year ended December 31, 2011).

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains and financial assets and liabilities and exchange differences of this operating segment for 2012 was €131 million, a 16.4% increase compared with the €113 million recorded for 2011, primarily due to the positive impact of exchange rates.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2012 was a gain of €781 million, a 19.2% increase from the €655 million gain recorded for 2011, primarily due to the growing contribution of CNCB.

Administration costs

Administration costs of this operating segment for 2012 were €724 million, a 19.8% increase over the €604 million recorded for 2011, primarily due to the proportional consolidation of Garanti for the full year ended December 31, 2012 (compared with only nine months for the year ended December 31, 2011)

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2012 was €328 million, a 120.8% increase from the €149 million recorded for 2011 due to the loan-loss provisions made in Portugal due to the ongoing deterioration of the economic situation. The operating segment’s non-performing assets ratio increased to 1.7% as of December 31, 2012 from 1.5% as of December 31, 2011.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for 2012 was €1,054 million, a 10.4% decrease from the €1,176 million recorded in 2011.

Income tax

Income tax of this operating segment for 2012 was €103 million, a 28.6% decrease from the €145 million recorded in 2011, primarily as result of the decrease in operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for 2012 was €950 million, a 7.8% decrease from the €1,031 million recorded in 2011.

MEXICO

	Year Ended December 31,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Net interest income	4,164	3,776	10.3

Net fees and commissions	1,087	1,022	6.4
Net gains (losses) on financial assets and liabilities and net exchange differences	218	296	(26.3)
Other operating income and expenses	288	227	27.0
Administration costs	(2,038)	(1,831)	11.3
Depreciation and amortization	(133)	(105)	27.0
Impairment losses on financial assets (net)	(1,320)	(1,180)	11.9
Provisions (net) and other gains (losses)	(41)	(59)	(30.5)

Operating profit / (loss) before tax	2,225	2,146	3.7

Income tax	(538)	(513)	4.7

Profit from continuing operations	1,688	1,633	3.4

Profit from discontinued operations (net)	136	81	69.1

Profit	1,824	1,714	6.4

Profit attributable to non-controlling interests	(3)	(3)	20.6

Profit attributable to parent company	1,821	1,711	6.4

As discussed above under “—Factors Affecting the Comparability of our Results of Operations and Financial Condition,” in 2012 the Mexican peso appreciated against the euro on average terms, resulting in a positive exchange rate effect on our income statement for 2012.

In the second half of 2012, we signed an agreement for the sale of our pension business in Mexico. The earnings from this activity have therefore been classified under discontinued operations in the income statement for 2012 and also for 2011, for comparison purposes.

Net interest income

Net interest income of this operating segment for 2012 was €4,164 million, a 10.3% increase from the €3,776 million recorded for 2011, due primarily to increased business activity, with greater volumes of lending and customer funds, and sound price management, which effects were partially offset by the impact of lower interest rates throughout the year.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €1,087 million for 2012, a 6.4% increase from the €1,022 million recorded for 2011, due to increased transactions by customers with credit cards and the higher volume of assets under management of mutual funds.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and exchange differences of this operating segment for 2012 amounted to €218 million, a 26.3% decrease from the €296 million for 2011, primarily due to lower brokerage revenues.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2012, was a gain €288 million, a 27.0% increase from the €227 million gain recorded for 2011, principally due to growth in the insurance business.

Administration costs

Administration costs of this operating segment for 2012 amounted to €2,038 million, an 11.3% increase from the €1,831 million recorded for 2011, primarily due to the investment in technology and infrastructure. The number of ATMs grew over the year to 7,733 units, while the POS terminals increased by 9,176 units.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2012 was €1,320 million, an 11.9% increase from the €1,180 million recorded for 2011, in line with the activity increase in the area. The operating segment’s non-performing assets ratio increased to 3.8% as of December 31, 2012 from 3.7% as of December 31, 2011.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for 2012 was €2,225 million, a 3.7% increase from the €2,146 million recorded for 2011.

Income tax

Income tax of this operating segment for 2012 was €538 million, a 4.7% increase from the €513 million recorded for 2011.

Profit from continuing operations

Profit from continuing operations of this operating segment for 2012 was €1,688 million, a 3.4% increase from the €1,633 million recorded for 2011.

Profit from discontinued operations (net)

As mentioned above, in the second half of 2012, we signed an agreement for the sale of our pension business in Mexico. Accordingly, the earnings from this activity have been classified under discontinued operations in the income statement for 2012 and 2011 (for comparison purposes). Profit from discontinued operations (net) of this operating segment for 2012 was €136 million, a 69.1% increase from the €81 million recorded for 2011.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for 2012 was €1,821 million, a 6.4% increase from the €1,711 million recorded for 2011.

SOUTH AMERICA

	Year Ended December 31,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Net interest income	4,291	3,161	35.7

Net fees and commissions	910	720	26.4
Net gains (losses) on financial assets and liabilities and net exchange differences	443	485	(8.6)
Other operating income and expenses	(281)	(264)	6.4
Administration costs	(2,154)	(1,741)	23.7
Depreciation and amortization	(173)	(152)	14.3
Impairment losses on financial assets (net)	(593)	(449)	32.1
Provisions (net) and other gains (losses)	(202)	(89)	127.7

Operating profit / (loss) before tax	2,240	1,671	34.1

Income tax	(486)	(343)	41.6

Profit from continuing operations	1,754	1,327	32.2

Profit from discontinued operations (net)	241	160	51.2

Profit	1,995	1,487	34.2

Profit attributable to non-controlling interests	(649)	(480)	35.1

Profit attributable to parent company	1,347	1,007	33.8

As discussed above under “—Factors Affecting the Comparability of our Results of Operations and Financial Condition,” the average exchange rates of the currencies of the countries in which we operate in South America, except for the Argentine peso, against the euro, increased in 2012, resulting in a positive impact on the results of operations of the South America operating segment expressed in euro.

During the second half of 2012 we embarked on various negotiations for the sale of our pension business in South America and, in late 2012, we entered into an agreement for the sale of our stake in the Colombian company BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A. The earnings from our pension business in South America have been classified as discontinued operations in the income statement for 2012 and 2011 (for comparison purposes).

Net interest income

Net interest income of this operating segment for 2012 was €4,291 million, a 35.7% increase from the €3,161 million recorded in 2011, mainly due to the increase in volume of customer loans and deposits during the period, combined with sound price management.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €910 million in 2012, a 26.4% increase from the €720 million recorded in 2011, primarily due to the increasing pace of business in most of the countries throughout the region.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and exchange differences of this operating segment in 2012 were €443 million, an 8.6% decrease from the €485 million recorded in 2011. Net gains on financial assets and liabilities and exchange differences of this operating segment in 2011 were positively affected by the revaluation of the U.S. dollar positions of BBVA Provincial in Venezuela, and no similar revaluation was recorded in 2012.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2012, was a loss of €281 million, a 6.4% increase from the loss of €264 million recorded for 2011, principally due to the impact of Venezuela as a hyperinflationary economy since 2009 and the greater contribution made to the deposit guarantee funds in the countries in which we operate.

Administration costs

Administration costs of this operating segment in 2012 were €2,154 million, a 23.7% increase from the €1,741 million recorded in 2011, primarily due to the implementation of growth plans and the higher inflation recorded in the area.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment in 2012 was €593 million, 32.1% increase from the €449 million recorded in 2011, primarily due to the growth of loans and advances to customers. The operating segment’s non-performing assets ratio was 2.1% as of December 31, 2012, compared with 2.2% as of December 31, 2011.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment in 2012 amounted to €2,240 million, a 34.1% increase compared to the €1,671 million recorded in 2011.

Income tax

Income tax of this operating segment in 2012 was €486 million, a 41.6% increase from the €343 million recorded in 2011.

Profit from continuing operations

Profit from continuing operations of this operating segment for 2012 was €1,754 million, a 32.2% increase from the €1,327 million recorded for 2011.

Profit from discontinued operations (net)

As discussed above, the earnings from our pension business in South America have been classified as discontinued operations in the income statement for 2012 and 2011 (for comparison purposes). Profit from discontinued operations (net) of this operating segment for 2012 was €241 million, a 51.2% increase from the €160 million recorded for 2011.

Profit attributable to parent company

Profit attributable to parent company of this operating segment in 2012 was €1,347 million, a 33.8% increase from the €1,007 million recorded in 2011.

UNITED STATES

	Year Ended December 31,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Net interest income	1,682	1,635	2.8

Net fees and commissions	603	633	(4.8)
Net gains (losses) on financial assets and liabilities and net exchange differences	160	140	14.5
Other operating income and expenses	(49)	(84)	(41.8)
Administration costs	(1,396)	(1,327)	5.2
Depreciation and amortization	(188)	(170)	10.4
Impairment losses on financial assets (net)	(90)	(346)	(73.8)
Provisions (net) and other gains (losses)	(54)	(1,501)	n.m.(1)

Operating profit / (loss) before tax	667	(1,020)	n.m.(1)

Income tax	(192)	329	n.m.(1)

Profit from continuing operations	475	(691)	n.m.(1)

Profit from discontinued operations (net)	—	—	n.m.(1)

Profit	475	(691)	n.m.(1)

Profit attributable to non-controlling interests	—	—	n.m.(1)

Profit attributable to parent company	475	(691)	n.m.(1)

(1)	Not meaningful.

As discussed above under “—Factors Affecting the Comparability of our Results of Operations and Financial Condition” in 2012 the U.S. dollar appreciated against the euro on average terms, resulting in a positive exchange rate effect on our income statement in 2012.

Net interest income

Net interest income of this operating segment for 2012 was €1,682 million, a 2.8% increase from the €1,635 million recorded in 2011, primarily as a result of the appreciation of the U.S. dollar.

Net fees and commissions

Net fees and commissions of this operating segment in 2012 were €603 million, a 4.8% decrease from the €633 million recorded in 2011, due primarily to the coming into force of restrictive regulations on fees and commissions. This negative effect was partially offset by the positive performance of service fees from new residential mortgages.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment in 2012 were €160 million, a 14.5% increase from the €140 million recorded in 2011, mainly due to the appreciation of the U.S. dollar.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment in 2012 were an expense of €49 million, compared to an expense of €84 million recorded in 2011 mainly due to lower contributions to the Federal Deposit Insurance Corporation (FDIC).

Administration costs

Administration costs of this operating segment in 2012 were €1,396 million, a 5.2% increase from the €1,327 million recorded in 2011.

Depreciation and amortization

Depreciation and amortization of this operating segment for 2012 was €188 million, a 10.4% increase from €170 million in 2011.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2012 was €90 million, a 73.8% decrease from the €346 million recorded for 2011, primarily due to the improvement in the loan-book mix. The non-performing assets ratio of this operating segment as of December 31, 2012 decreased to 2.4% from 3.5% as of December 31, 2011.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for 2012 reflected losses of €54 million, compared to the €1,501 million losses recorded for 2011. Provisions (net) and other gains (losses) for 2011 were mainly related to impairment losses for goodwill (totaling €1,444 million). This goodwill adjustment was of an accounting nature and did not have any negative impact on the liquidity or capital adequacy of either the operating segment or the Group.

Operating profit / (loss) before tax

As a result of the foregoing, the operating profit before tax of this operating segment for 2012 was a gain of €667 million, compared to a loss of €1,020 million recorded in 2011.

Income tax

Income tax of this operating segment for 2012 was a loss of €192 million, compared to a gain of €329 million recorded in 2011.

Profit attributable to parent company

Profit attributable to parent company of this operating segment for 2012 was a gain of €475 million, compared to a loss of €691 recorded in 2011.

CORPORATE ACTIVITIES

	Year Ended December 31,
	2012	2011	Change
	(In Millions of Euros)		(In %)
Net interest income	(697)	(614)	13.6

Net fees and commissions	(304)	(196)	55.6
Net gains (losses) on financial assets and liabilities and net exchange differences	828	436	89.7
Other operating income and expenses	105	366	(71.2)
Administration costs	(734)	(706)	4.0
Depreciation and amortization	(373)	(270)	38.1
Impairment losses on financial assets (net)	60	(392)	n.m. (1)
Provisions (net) and other gains (losses)	(1,569)	(1,049)	49.6

Operating profit / (loss) before tax	(2,686)	(2,425)	10.8

Income tax	1,020	1,012	0.9

Profit from continuing operations	(1,665)	(1,413)	17.9

Profit from discontinued operations (net)	15	5	177.3

Profit	(1,651)	(1,407)	17.3

Profit attributable to non-controlling interests	2	2	(26.1)

Profit attributable to parent company	(1,649)	(1,405)	17.3

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for 2012 was an expense of €697 million compared to an expense of €614 million recorded in 2011. Net interest income has been negatively affected by the rising cost of wholesale finance resulting from the instability in the Euro zone area.

Net fees and commissions

Net fees and commissions of this operating segment amounted to an expense of €304 million for 2012, a 55.6% increase from the €196 million expense recorded for 2011.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2012 were a gain of €828 million, a 89.7% increase from the €436 million gain recorded in 2011, primarily as a result of the capital gains derived from the repurchase of securitization bonds and subordinated debt carried out in 2012.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2012 was a gain of €105 million, a 71.2% decrease from the €366 million gain recorded in 2011. Other operating income and expenses (net) of this operating segment for both years was primarily composed of Telefónica, S.A.’s dividends, which decreased from €1.52 per share in 2011 to €0.53 per share in 2012.

Administration costs

Administration costs of this operating segment for 2012 were €734 million, a 4.0% increase from the €706 million recorded in 2011, primarily due to the increase in costs associated with certain investments that are currently being undertaken including for the upgrading of systems, infrastructure and image and brand identity.

Depreciation and amortization

Depreciation and amortization of this operating segment for 2012 was €373 million, a 38.1% increase from the €270 million recorded in 2011, primarily due to charges related to corporate offices and software amortization.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2012 was a gain of €60 million compared with a loss of €392 million recorded for 2011, when higher provisions for loan losses were made to increase the Group’s coverage ratio in light of the adverse economic conditions.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for 2012 was an expense of €1,569 million, a 49.6% increase from the €1,049 million expense recorded in 2011, primarily due to an increase in provisions for foreclosed assets and real estate assets and partially offset by the negative goodwill generated by the acquisition of Unnim. See “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures—2012—Acquisition of Unnim” and Note 20.1 to our Consolidated Financial Statements for additional information.

Operating profit / (loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for 2012 was a loss of €2,686 million, compared to a loss of €2,425 million in 2011.

Income tax

Income tax of this operating segment for 2012 was €1,020 million, a 0.9% increase from the €1,012 million recorded for 2011.

Profit attributable to parent company

Profit attributable to parent company of this operating segment for 2012 was a loss of €1,649 million, compared to a loss of €1,405 million in 2011.

Results of Operations by Operating Segment for 2011 Compared to 2010

SPAIN

	Year Ended December 31,
	2011	2010	Change (In %)
	(In Millions of Euros)
Net interest income	4,391	4,898	(10.4)

Net fees and commissions	1,461	1,673	(12.7)
Net gains (losses) on financial assets and liabilities and net exchange differences	11	3	n.m. (1)
Other operating income and expenses	464	497	(6.7)
Administration costs	(2,689)	(2,764)	(2.7)
Depreciation and amortization	(98)	(97)	0.8
Impairment losses on financial assets (net)	(1,711)	(1,321)	29.6
Provisions (net) and other gains (losses)	68	236	(71.3)

Operating profit / (loss) before tax	1,897	3,127	(39.3)

Income tax	(546)	(914)	(40.3)

Profit from continuing operations	1,352	2,212	(38.9)

Profit from discontinued operations (net)	—	—	n.m. (1)

Profit	1,352	2,212	(38.9)

Profit attributable to non-controlling interests	—	(3)	(89.5)

Profit attributable to parent company	1,352	2,210	(38.8)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for 2011 was €4,391 million, a 10.4% decrease compared to the €4,898 million recorded for 2010, due mainly to the upturn in interest rates in the Eurozone in the 2011, which affected liability costs to a greater extent, and a faster impact, than the return on assets. The decrease in net interest income was also the result of the extremely complex environment in which it was produced, with restricted lending activity in Spain and more expensive wholesale funding due to the increased spread paid for Spain’s risk.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €1,461 million for 2011, a 12.7% decrease from the €1,673 million recorded for 2010, primarily due to the application of loyalty-based reductions to a greater number of customers and the fall in the volume of managed mutual funds.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2011 was a gain of €11 million compared with the €3 million gain recorded for 2010. The positive effect of exchanges differences (€51 million in 2011 compared with €4 million in 2010) was partially offset by the higher net losses on financial assets (€40 million in 2011 compared with €1 million in 2010).

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2011 was a gain of €464 million, a 6.7% decrease from the €497 million gain recorded for 2010, primarily due to the increased contributions to the Deposit Guarantee Fund.

Administration costs

Administration costs of this operating segment for 2011 were €2,689 million, a 2.7% decrease from the €2,764 million recorded for 2010, primarily due to the decline in general and personnel expenses.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2011 was €1,711 million, a 29.6% increase from the €1,321 million recorded for 2010 which is mainly attributable to the deterioration of the economic situation. This operating segment’s non-performing assets ratio remained stable during 2011 and was 4.8%, as of December 31, 2011, due to the decrease in loans and advances to customers and in substandard loans due to the write-off.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for 2011 was €1,897 million, a 39.3% decrease from the €3,127 million recorded in 2010.

Income tax

Income tax of this operating segment for 2011 was €546 million, a 40.3% decrease from the €914 million recorded in 2010, primarily as result of the decrease in operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for 2011 was €1,352 million, a 38.8% decrease from the €2,210 million recorded in 2010.

EURASIA

	Year Ended December 31,
	2011	2010	Change (In %)
	(In Millions of Euros)
Net interest income	802	333	141.2

Net fees and commissions	391	228	71.5
Net gains (losses) on financial assets and liabilities and net exchange differences	113	132	(14.6)
Other operating income and expenses	655	367	78.4
Administration costs	(604)	(274)	120.9
Depreciation and amortization	(44)	(17)	158.0
Impairment losses on financial assets (net)	(149)	(89)	66.3
Provisions (net) and other gains (losses)	11	(20)	n.m.	(1)

Operating profit / (loss) before tax	1,176	660	78.2

Income tax	(145)	(85)	70.1

Profit from continuing operations	1,031	575	79.5

Profit from discontinued operations (net)	—	—	n.m.	(1)

Profit	1,031	575	79.5

Profit attributable to non-controlling interests	—	1	(100.0)

Profit attributable to parent company	1,031	575	79.2

(1)	Not meaningful.

The importance of this operating segment increased in 2011 both in terms of earnings and our balance sheet, primarily due to the contribution of Garanti starting in March 2011 and the increase of earnings from CNCB.

Net interest income

Net interest income of this operating segment for 2011 was €802 million, a 141.2% increase compared to the €333 million recorded for 2010.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €391 million for 2011, a 71.5% increase from the €228 million recorded for 2010.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains and financial assets and liabilities and exchange differences of this operating segment for 2011 was €113 million, a 14.6% decrease compared with the €132 million recorded for 2010, primarily due to the negative impact of exchange rates.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2011 was a gain of €655 million, a 78.4% increase from the €367 million gain recorded for 2010, primarily due to the growing contribution of CNCB.

Administration costs

Administration costs of this operating segment for 2011 were €604 million, a 120.9% increase over the €274 million recorded for 2010.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2011 was €149 million, a 66.3% increase from the €89 million recorded for 2010. The operating segment’s non-performing assets ratio increased to 1.5% as of December 31, 2011 from 0.9% as of December 31, 2010.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for 2011 was €1,176 million, a 78.2% increase from the €660 million recorded in 2010.

Income tax

Income tax of this operating segment for 2011 was €145 million, a 70.1% increase from the €85 million recorded in 2010, primarily as result of the increase in operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for 2011 was €1,031 million, a 79.2% increase from the €575 million recorded in 2010.

MEXICO

	Year Ended December 31,
	2011	2010	Change (In %)
	(In Millions of Euros)
Net interest income	3,776	3,648	3.5

Net fees and commissions	1,022	1,066	(4.2)
Net gains (losses) on financial assets and liabilities and net exchange differences	296	384	(22.7)
Other operating income and expenses	227	180	26.3
Administration costs	(1,831)	(1,742)	5.1
Depreciation and amortization	(105)	(85)	24.1
Impairment losses on financial assets (net)	(1,180)	(1,229)	(4.0)
Provisions (net) and other gains (losses)	(59)	(85)	(30.6)

Operating profit / (loss) before tax	2,146	2,137	0.4

Income tax	(513)	(530)	(3.2)

Profit from continuing operations	1,633	1,607	1.6

Profit from discontinued operations (net)	81	80	1.1

Profit	1,714	1,687	1.6

Profit attributable to non-controlling interests	(3)	(4)	(32.4)

Profit attributable to parent company	1,711	1,683	1.7

In 2011 the Mexican peso depreciated against the euro on average terms, resulting in a negative exchange rate effect on our income statement for 2011.

Net interest income

Net interest income of this operating segment for 2011 was €3,776 million, a 3.5% increase from the €3,648 million recorded for 2010, due primarily to increased business activity, with greater volumes of lending and customer funds, and sound price management.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €1,022 million for 2011, a 4.2% decrease from the €1,066 million recorded for 2010, primarily as a result of the exchange rate effect.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and exchange differences of this operating segment for 2011 amounted to €296 million, a 22.7% decrease from the €384 million for 2010, primarily due to the lower intermediation income received as a result of the financial markets situation.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2011, was a gain €227 million, a 26.3% increase from the €180 million gain recorded for 2010, principally due to growth in the insurance business.

Administration costs

Administration costs of this operating segment for 2011 amounted to €1,831 million, a 5.1% increase from the €1,742 million recorded for 2010, primarily due to a three-year expansion and transformation plan implemented by BBVA Bancomer to take advantage of the long-term growth opportunities offered by the Mexican market.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2011 was €1,180 million, a 4.0% decrease from the €1,229 million recorded for 2010, primarily due to the recovery in economic conditions in Mexico. However, the operating segment’s non-performing assets ratio increased to 3.5% as of December 31, 2011 from 3.2% as of December 31, 2010.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for 2011 was €2,146 million, a 0.4% increase from the €2,137 million recorded for 2010.

Income tax

Income tax of this operating segment for 2011 was €513 million, a 3.2% decrease from the €530 million recorded for 2010.

Profit from discontinued operations (net)

Profit from discontinued operations (net) of this operating segment for 2011 was €81 million, a 1.1% increase from the €80 million recorded for 2010.

Profit attributable to parent company

Profit attributable to parent company of this operating segment for 2011 was €1,711 million, a 1.7% increase from the €1,683 million recorded for 2010.

SOUTH AMERICA

	Year Ended December 31,
	2011	2010	Change (In %)
	(In Millions of Euros)
Net interest income	3,161	2,494	26.8

Net fees and commissions	720	620	16.0
Net gains (losses) on financial assets and liabilities and net exchange differences	485	458	5.9
Other operating income and expenses	(264)	(170)	55.3
Administration costs	(1,741)	(1,398)	24.5
Depreciation and amortization	(152)	(126)	20.5
Impairment losses on financial assets (net)	(449)	(419)	7.2
Provisions (net) and other gains (losses)	(89)	(35)	156.3

Operating profit / (loss) before tax	1,671	1,424	17.3

Income tax	(343)	(347)	(1.0)

Profit from continuing operations	1,327	1,077	23.2

Profit from discontinued operations (net)	160	195	(18.3)

Profit	1,487	1,273	16.8

Profit attributable to non-controlling interests	(480)	(383)	25.3

Profit attributable to parent company	1,007	889	13.2

The average exchange rates of the currencies of the countries in which we operate in South America, except for the Chilean peso, against the euro, decreased in 2011, resulting in a negative impact on the results of operations of the South America operating segment expressed in euro.

Net interest income

Net interest income of this operating segment for 2011 was €3,161 million, a 26.8% increase from the €2,494 million recorded in 2011, mainly due to the increase in volume of customer loans and deposits during the period, combined with sound price management.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €720 million in 2011, a 16.0% increase from the €620 million recorded in 2010, primarily due to the increasing pace of business in most of the countries throughout the region.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and exchange differences of this operating segment in 2011 were €485 million, a 5.9% decrease from the €458 million recorded in 2010, primarily due to the negative impact of exchange differences.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2011, was a loss of €264 million, a 55.3% increase from the loss of €170 million recorded for 2010, principally due to the impact of Venezuela as a hyperinflationary economy since 2009.

Administration costs

Administration costs of this operating segment in 2011 were €1,741 million, a 24.5% increase from the €1,398 million recorded in 2010, primarily due to the implementation of growth plans.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment in 2011 was €449 million, a 7.2% increase from the €419 million recorded in 2010, primarily due to the growth of loans and advances to customers. The operating segment’s non-performing assets ratio decreased to 2.2% as of December 31, 2011 from 2.5% as of December 31, 2010.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment in 2011 amounted to €1,671 million, a 17.3% increase compared to the €1,424 million recorded in 2010.

Income tax

Income tax of this operating segment in 2011 was €343 million, a 1.0% decrease from the €347 million recorded in 2010.

Profit from discontinued operations (net)

Profit from discontinued operations (net) of this operating segment for 2011 was €160 million, a 18.3% decrease from the €195 million recorded for 2010.

Profit attributable to parent company

Profit attributable to parent company of this operating segment in 2011 was €1,007 million, a 13.2% increase from the €889 million recorded in 2010.

UNITED STATES

	Year Ended December 31,
	2011	2010	Change (In %)
	(In Millions of Euros)
Net interest income	1,635	1,825	(10.4)

Net fees and commissions	633	651	(2.8)
Net gains (losses) on financial assets and liabilities and net exchange differences	140	156	(10.6)
Other operating income and expenses	(84)	(50)	69.8
Administration costs	(1,327)	(1,322)	0.4
Depreciation and amortization	(170)	(199)	(14.7)
Impairment losses on financial assets (net)	(346)	(703)	(50.9)
Provisions (net) and other gains (losses)	(1,501)	(22)	n.m.	(1)

Operating profit / (loss) before tax	(1,020)	336	n.m.	(1)

Income tax	329	(76)	n.m.	(1)

Profit from continuing operations	(691)	260	n.m.	(1)

Profit from discontinued operations (net)	—	—	n.m.	(1)

Profit	(691)	260	n.m.	(1)

Profit attributable to non-controlling interests	—	—	n.m.	(1)

Profit attributable to parent company	(691)	260	n.m.	(1)

(1)	Not meaningful.

In 2011 the U.S. dollar depreciated against the euro on average terms, resulting in a negative exchange rate effect on our income statement in 2011.

Net interest income

Net interest income of this operating segment for 2011 was €1,635 million, a 10.4% decrease from the €1,825 million recorded in 2010, primarily due to the strategies implemented by the operating segment to reduce the loan portfolio risk. Our developer and construction portfolios, which have high interest rates but also represents high risks, contracted significantly, while mortgage loans and individual loans and lending to the industrial and commercial sector, which entail a lower risk and therefore have a narrower spread, grew.

Net fees and commissions

Net fees and commissions of this operating segment in 2011 were €633 million, a 2.8% decrease from the €651 million recorded in 2010, due primarily to the exchange rate effect

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment in 2011 were €140 million, a 10.6% decrease from the €156 million recorded in 2010, mainly due to the turmoil in the markets.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment in 2011 were a loss of €84 million, compared to a loss of €50 million recorded in 2010 mainly due to higher contributions to the Federal Deposit Insurance Corporation (FDIC).

Administration costs

Administration costs of this operating segment in 2011 were €1,327 million, a 0.4% decrease from the €1,322 million recorded in 2010.

Depreciation and amortization

Depreciation and amortization of this operating segment for 2011 was €170 million, a 14.7% decrease from €199 million in 2010.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2011 was €346 million, a 50.9% decrease from the €703 million recorded for 2010, primarily due to the improvement in the loan-book mix. The non-performing assets ratio of this operating segment as of December 31, 2011 decreased to 3.6% from 4.4% as of December 31, 2010.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for 2011 reflected losses of €1,501 million, compared to the €22 million losses recorded for 2010, due primarily to impairment losses for goodwill (totaling €1,444 million). This goodwill adjustment was of an accounting nature and did not have any negative impact on the liquidity or capital adequacy of either the operating segment or the Group.

Operating profit / (loss) before tax

As a result of the foregoing, the operating loss before tax of this operating segment for 2011 was €1,020 million, compared to a gain of €336 million recorded in 2010.

Income tax

Income tax of this operating segment for 2011 was a gain of €329 million, compared to a loss of €76 million recorded in 2010, due to the operating loss before tax referred to above.

Profit attributable to parent company

Profit attributable to parent company of this operating segment for 2011 was a loss of €691 million, compared to a gain of €260 recorded in 2010.

CORPORATE ACTIVITIES

	Year Ended December 31,
	2011	2010	Change (In %)
	(In Millions of Euros)
Net interest income	(614)	117	n.m. (1)

Net fees and commissions	(196)	(205)	(4.8)
Net gains (losses) on financial assets and liabilities and net exchange differences	436	695	(37.3)
Other operating income and expenses	366	332	10.0
Administration costs	(706)	(508)	39.40
Depreciation and amortization	(270)	(230)	17.7
Impairment losses on financial assets (net)	(392)	(957)	(59.0)
Provisions (net) and other gains (losses)	(1,049)	(870)	20.6

Operating profit / (loss) before tax	(2,425)	(1,625)	49.2

Income tax	1,012	608	66.5

Profit from continuing operations	(1,413)	(1,017)	38.9

Profit from discontinued operations (net)	5	6	(5.0)

Profit	(1,407)	(1,011)	39.2

Profit attributable to non-controlling interests	2	—	n.m. (1)

Profit attributable to parent company	(1,405)	(1,011)	39.0

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for 2011 was a loss of €614 million compared to a gain of €117 million recorded in 2010. Net interest income in 2011 was negatively affected by the rising cost of wholesale finance.

Net fees and commissions

Net fees and commissions of this operating segment amounted to a loss of €196 million for 2011, a 4.8% decrease from the €205 million loss recorded for 2010.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2011 were a gain of €436 million, a 37.3% decrease from the €695 million gain recorded in 2010, primarily due to the absence of earnings from portfolio sales and the loss of value of the assets as a result of the turmoil in the markets.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2011 was a gain of €366 million, a 10.0% increase from the €332 million gain recorded in 2010.

Administration costs

Administration costs of this operating segment for 2011 were €706 million, a 39.0% increase from the €508 million recorded in 2010, primarily due to the increase in costs associated with certain investments that are currently being undertaken including for the upgrading of systems, infrastructure and image and brand identity.

Depreciation and amortization

Depreciation and amortization of this operating segment for 2011 was €270 million, a 17.7% increase from the €230 million recorded in 2010.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2011 was €392 million compared with €957 million recorded for 2010, when higher provisions for loan losses were made to increase the Group’s coverage ratio in light of the adverse economic conditions.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for 2011 was a loss of €1,049 million, a 20.6% increase from a loss of €870 million for 2010, primarily due to an increase in provisions for foreclosed assets and real estate assets designed to maintain coverage at an adequate level.

Operating profit / (loss) before tax

As a result of the foregoing, the operating loss before tax of this operating segment for 2011 was €2,425 million, compared to a loss of €1,625 million in 2010.

Income tax

Income tax of this operating segment for 2011 was €1,012 million, a 66.5% increase from the €608 million recorded for 2010.

Profit attributable to parent company

Profit attributable to parent company of this operating segment for 2011 was a loss of €1,405 million, compared to a loss of €1,011 million in 2010.

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

A core principle in the BBVA Group’s liquidity and finance management is the financial independence of its banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation. Accordingly, we maintain a liquidity pool at an individual entity level at each of Banco Bilbao Vizcaya Argentaria, S.A. and our banking subsidiaries, including BBVA Compass, BBVA Bancomer and our Latin American subsidiaries. The only exception to this principle is Banco Bilbao Vizcaya Argentaria (Portugal), S.A., which is funded by Banco Bilbao Vizcaya Argentaria, S.A. Banco Bilbao Vizcaya Argentaria (Portugal), S.A. represented 0.91% of our total consolidated assets and 0.43% of our total consolidated liabilities, as of December 31, 2012.

Our principal source of funds is our customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on our customer deposits, we also access the interbank market (overnight and time deposits) and domestic and international capital markets for our additional liquidity requirements. To access the capital markets, we have in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. We also generally maintain a diversified liquidity pool of liquid assets and securitized assets at an individual entity level (except with respect to Banco Bilbao Vizcaya Argentaria (Portugal), S.A.). Another source of liquidity is our generation of cash flow from our operations. Finally, we supplement our funding requirements with borrowings from the Bank of Spain and from the European Central Bank (“ECB”) or the respective central banks of the countries where our subsidiaries are located. See Note 9 to the Consolidated Financial Statements for information on our borrowings from central banks.

The table below shows the types and amounts of securities included within the liquidity pool of Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A. and each of our significant subsidiaries as of December 31, 2012:

	BBVA Eurozone(1)	BBVA Bancomer	BBVA Compass	Others
	(In Millions of Euros)
Cash and balances with central banks	10,106	5,950	4,310	6,133
Assets for credit operations with central banks	33,086	6,918	10,215	7,708
Central governments issues	25,148	3,865	—	7,275
Of Which: Spanish government securities	21,729	—	—	—
Other issues	7,939	3,053	3,627	432
Loans	—	—	6,587	—
Other non-eligible liquid assets	3,975	460	198	765

Accumulated available balance	47,167	13,328	14,723	14,606

(1)	Includes Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A.

The following table shows the balances as of December 31, 2012, 2011 and 2010 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

	As of December 31,
	2012	2011	2010
	(in Millions of Euros)
Deposits from central banks	46,790	33,147	11,010
Deposits from credit institutions	59,722	59,356	57,170
Customer deposits	292,716	282,173	275,789
Debt certificates	87,212	81,930	85,179
Subordinated liabilities	11,831	15,419	17,420
Other financial liabilities	8,216	7,879	6,596

Total	506,487	479,904	453,164

Customer deposits

Customer deposits amounted to €292,716 million as of December 31, 2012, compared to €282,173 million as of December 31, 2011 and €275,789 million as of December 31, 2010. The increase from December 31, 2011 to December 31, 2012 was primarily caused by an increase in fixed-term deposits in the domestic sector.

Our customer deposits, excluding assets sold under repurchase agreements, amounted to €263,663 million as of December 31, 2012 compared to €237,686 million as of December 31, 2011 and €234,302 million as of December 31, 2010.

Amounts due to credit institutions

Amounts due to credit institutions, including central banks, amounted to €106,512 million as of December 31, 2012, compared to €92,503 million as of December 31, 2011 and €68,180 million as of December 31, 2010. The increase as of December 31, 2012 compared to December 31, 2011, was related to increased deposits from central banks, mainly from the ECB long-term financing.

	As of December 31,
	2012	2011	2010
Deposits from credit entities	59,722	59,356	57,170
Deposits from central banks	46,790	33,147	11,010

Total Deposits from credit institutions	106,512	92,503	68,180

Capital markets

We have continued making debt issuances in the domestic and international capital markets in order to finance our activities and as of December 31, 2012 we had €87,212 million of senior debt outstanding, comprising €76,028 million in bonds and debentures and €11,183 million in promissory notes and other securities, compared to €81,930 million, €74,429 million and €7,501 million outstanding as of December 31, 2011, respectively (€85,179 million, €71,964 million and €13,215 million outstanding, respectively, as of December 31, 2010). See Note 23.3 to the Consolidated Financial Statements.

In addition, we had a total of €9,275 million in subordinated debt and €1,847 million in preferred securities outstanding as of December 31, 2012, compared to €12,781 million and €1,760 million outstanding as of December 31, 2011, respectively.

The breakdown of the outstanding subordinated debt and preferred securities by entity issuer, maturity, interest rate and currency is disclosed in Appendix VI of the Consolidated Financial Statements.

The following is a breakdown as of December 31, 2012 of the maturities of our debt certificates (including bonds) and subordinated liabilities, disregarding any valuation adjustments and accrued interest:

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(in Millions of Euros)
Debt certificates (including bonds)	—	6,140	4,146	18,116	39,332	15,126	82,860
Subordinated liabilities	—	50	—	724	3,243	7,104	11,122

Total	—	6,190	4,146	18,840	42,575	22,230	93,982

(*)	Regulatory equity instruments have been classified according to their contractual maturity

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

See Note 53 of the Consolidated Financial Statements for additional information on our Consolidated Statements of Cash Flows.

Capital

Our estimated capital ratios and its related components are non-GAAP financial measures. We believe these metrics provide useful information to investors and others by measuring our progress against regulatory capital standards. Our estimated capital ratios are based on our interpretation, expectations and understanding of the respective requirements, and are necessarily subject to further regulatory clarity and rulemaking.

Under the Bank of Spain’s capital adequacy regulations applicable as of December 31, 2012, 2011 and 2010, we were required to have a ratio of consolidated stockholders’ equity to risk-weighted assets and off-balance sheet items (net of certain amounts) of not less than 8%. As of December 31, 2012, this ratio was 10.5%, down from 10.9% as of December 31, 2011, and our stockholders’ equity exceeded the minimum level required by 40.3%, up from 40.1% as of December 31, 2011. As of December 31, 2010, this ratio was 11.9% and our stockholders’ equity exceeded the minimum level required by 53.7%. For additional information on the calculation of these ratios, see Note 33 to the Consolidated Financial Statements.

Based on the Basel II framework, our estimated consolidated ratios as of December 31, 2012 and 2011 are as follows:

	As of December 31, 2012	As of December 31, 2011	% Change 2012-2011
Stockholders’ funds	43,614	40,952	6.5
Adjustments	(9,401)	(10,221)	(8.0)
Mandatory convertible bonds	1,238	3,430	(63.9)
CORE CAPITAL	35,451	34,161	3.8
Preferred securities	1,860	1,759	5.7
Adjustments	(1,860)	(1,759)	5.7
CAPITAL (TIER I)	35,451	34,161	3.8
Subordinated debt and other	10,022	11,258	(11.0)
Deductions	(2,636)	(2,649)	(0.5)
OTHER ELIGIBLE CAPITAL (TIER II)	7,386	8,609	(14.2)
CAPITAL BASE (TIER I + TIER II) (a)	42,836	42,770	0.2
Minimum capital requirement (BIS II Regulations)	26,323	26,462	(0.5)
CAPITAL SURPLUS	16,514	16,308	1.3
RISK WEIGHTED ASSETS (b)	329,033	330,771	(0.5)

BIS RATIO (a)/(b)	13.0%	12.9%
CORE CAPITAL	10.8%	10.3%
TIER I	10.8%	10.3%
TIER II	2.2%	2.6%

The Group’s capital base, calculated in accordance with the rules set forth in the Basel II capital accord, stood at €42,836 million as of December 31, 2012, in line with our capital base as of December 31, 2011.

Risk-weighted assets (“RWA”) decreased slightly in 2012, reaching €329,033 million as of December 31, 2012 (compared with €330,771 as of December 31, 2011). This decrease was mainly due to the deleveraging process in Spain, reduced activity with wholesale customers and the sale of our Puerto Rico subsidiary, which was partially offset by the increased banking business in emerging countries and the incorporation of Unnim.

The minimum capital requirements under BIS II (8% of RWA) amounted to €26,323 million as of December 31, 2012. Thus, excess capital resources (over the required 8% of RWA) stood at €16,514 million. Therefore, as of December 31, 2012, the Group’s capital resources were 62.7% higher than the minimum required levels.

The quality of the capital base improved during 2012, since core capital as of December 31, 2012 amounted to €35,451 million, up from €34,161 million as of December 31, 2011. This increase was principally due to the generation of earnings attributed both to the Group and to non-controlling interests and to foreign exchange rate differences (see Note 4 of the Consolidated Financial Statements for additional information).

Core capital accounted for 10.8% of RWA as of December 31, 2012, compared with 10.3% as of December 31, 2011, an increase of 50 basis points.

Tier I capital stood at €35,451 million or 10.8% of RWA as of December 31, 2012, 50 basis points up higher than on December 31, 2011. Preferred securities accounted for 5.25% of Tier I capital as of December 31, 2012.

As of December 31, 2012, Tier II capital was €7,386 million or 2.2% of RWA, 40 basis points lower than on December 31, 2011, due mainly to repurchases and conversions of subordinated debt in 2012.

By aggregating Tier I and Tier II capital, as of December 31, 2012, the BIS total capital ratio is 13.0%, compared with 12.9% as of December 31, 2011.

Other Requirements on Minimum Capital Levels

In addition to the requirements referred to above, in 2011, the European Banking Authority (“EBA”) issued a recommendation pursuant to which financial institutions based in the EU should reach a new minimum Core Tier 1 (CT1) ratio of 9%, after setting an additional buffer against sovereign risk holdings, by June 30, 2012. While this recommendation was initially made on an exceptional and temporary basis, it continues to be in place. As of June 30, 2012 and December 31, 2012, the BBVA Group’s EBA Core Tier I capital stood at 9.9% and 9.7% (this is a provisional figure), respectively, thus complying with the minimum required level.

In recent years we have taken various actions in connection with our capital management and in order to comply with various capital requirements applicable to us. We may make securities issuances or undertake asset sales in the future, which could involve outright sales of businesses or reductions in interests held by us, which could be material and could be undertaken at less than their respective book values, resulting in material losses thereon, in connection with our capital management and in order to comply with capital requirements or otherwise.

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

C. Research and Development, Patents and Licenses, etc.

In 2012, we continued to foster the use of new technologies as a key component of our global development strategy. We explored new business and growth opportunities, focusing on three major areas: emerging technologies; asset capture/exploitation; and the customer as the focal point of our banking business.

The BBVA Group is not materially dependent on the issuance of patents, licenses and industrial, mercantile or financial contracts or on new manufacturing processes in carrying out its business purpose.

D. Trend Information

The European financial services sector is likely to remain competitive. Further consolidation in the sector (through mergers, acquisitions or alliances) is likely as the other major banks look to increase their market share or combine with complementary businesses or via acquisition of distressed entities. It is foreseeable that regulatory changes will take place in the future that will diminish barriers to such consolidation transactions. However, some of the hurdles that should be dealt with are the result of local preferences and their impact on legal culture, as it is the case with consumer protection rules. If there are clear local consumer preferences, leading to specific local consumer protection rules, the same products cannot be sold across all the jurisdictions in which the Group operates, which reduces potential synergies.

In addition, there are other challenges which are unrelated to the interest or preferences of consumers, such as the Value Added Tax regime for banks. The Value Added Tax regime for banks is consistent with a more general trend of increasing pressure on financial systems. Within the Euro area, several countries are imposing new taxes on the financial industry, such as bank levies, financial activity taxes or financial transactions taxes. In addition, the introduction of a general Financial Transaction Tax at a EU-level is being discussed. Differing tax regimes could set incentives for banks to operate, or transactions to take place, in those geographies where the tax pressure is lower. The implementation of new regulations in countries where we operate which results in increased tax pressure, or our inability to operate in geographies where the tax pressure is lower, could have a material impact on our profitability.

Regarding consumer protection rules, initiatives such as the review of the Markets in Financial Instruments Directive (MiFID), the EU Commission consultation on the legislative steps for the Packaged Retail Investment Products (PRIPs) proposal or the EU proposal for a regulation on a new Key Information Document for investment products (of July 3, 2012) could entail significant costs for our operations. In addition, it is unclear whether these initiatives will be applied equally across European countries, and differences in the implementation of these initiatives could affect the level-playing-field in the industry.

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

The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on us or that would cause the financial information disclosed herein not to be indicative of our future operating results or financial condition:

•	the prolonged downturn in the Spanish economy and sustained unemployment above historical averages;

•	the restructuring and consolidation of the Spanish banking sector, after recent injections of €39 billion of capital from the European Financial Stability Fund;

•	doubts about European economies (both peripheral and core Eurozone economies) may continue in 2013 affecting financial markets;

•	uncertainties relating to the sustainability of any recovery in economic growth and interest rate cycles, especially in the United States;

•

the fragility of the recovery from the financial crisis triggered by defaults on subprime mortgages and related asset-backed securities in the United States which has significantly disrupted the liquidity of financial institutions and markets;

•	the fragility of the Greek, Italian, Portuguese, Cypriot and Irish economies, which could affect the funding costs of Spanish financial institutions and the Spanish Government;

•	the effects of the withdrawal of significant monetary and fiscal stimulus programs and uncertainty over government responses to growing public deficits;

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

•

continued volatility in capital markets or a downturn in investor confidence, linked to factors such as geopolitical risk, particularly in the Middle East. Continued or new crises in the region, such as Iran-U.S. tensions, could cause an increase in oil prices, generating inflationary pressures that could have a negative effect on interest rates and economic growth;

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

E. Off-Balance Sheet Arrangements

In addition to loans, we had outstanding the following contingent liabilities and commitments at the dates indicated:

	As of December 31,
	2012	2011	2010
	(In Millions of Euros)
Contingent Risk
Rediscounts, endorsements and acceptances	111	88	49
Guarantees and other sureties	32,007	31,103	28,092
Other contingent risk	7,422	8,713	8,300
Total contingent risk	39,540	39,904	36,441

Contingent Commitments
Balances drawable by third parties:
Credit entities	1,946	2,417	2,303
Public authorities	1,360	3,143	4,135
Other domestic customers	21,982	24,119	27,201
Foreign customers	60,939	59,299	53,151
Total balances drawable by third parties	86,227	88,978	86,790
Other contingent commitments	6,871	4,788	3,784
Total contingent commitments	93,098	93,766	90,574

Total contingent risk and contingent commitments	132,638	133,670	127,015

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of December 31, 2012, 2011 and 2010:

	As of December 31,
	2012	2011	2010
	(In Millions of Euros)
Mutual funds	40,118	43,134	41,006
Pension funds	84,500	73,783	72,598
Other managed assets	28,138	26,349	25,435
Total	152,756	143,266	139,039

See Note 38 to the Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Our consolidated contractual obligations as of December 31, 2012 based on when they are due, were as follows:

	Less Than One Year	One to Three Years	Three to Five Years	Over Five Years	Total
	(In Millions of Euros)
Senior debt	28,402	35,429	3,903	15,126	82,860
Subordinated liabilities	775	2,028	1,215	7,104	11,122
Deposits from customers	256,535	22,834	3,825	8,384	291,577
Capital lease obligations	—	—	—	—	—
Operating lease obligations	136	157	67	69	428
Purchase obligations	38	—	—	—	38
Post-employment benefits(1)	861	1,524	1,293	2,217	5,895
Insurance commitments	1,403	1,268	924	5,437	9,032

Total(2)	288,150	63,239	11,227	38,336	400,952

(1)	Represents the Group’s estimated aggregate amounts for pension commitments in defined-benefit plans and other post-employment commitments (such as early retirement and welfare benefits) for the next ten years, based on certain actuarial assumptions. Post-employment benefits are detailed in Note 26.2 to the Consolidated Financial Statements.
(2)	Interest to be paid is not included. The majority of the senior and subordinated debt was issued at variable rates. The financial cost of such issuances for 2012, 2011 and 2010 is detailed in Note 39.2 to the Consolidated Financial Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Our Board of Directors has approved a report on corporate governance for 2012, according to the guidelines set forth under Spanish regulation for listed companies, and a report on the remuneration policy of the Board of Directors.

Shareholders and investors may find the documents referred to above on our website (www.bbva.com).

Our website was created as an instrument to facilitate information and communication with shareholders. It provides special direct access to all information considered relevant to BBVA’s corporate governance system in a user-friendly manner. In addition, all the information required by article 539 of the Corporate Enterprises Act can be accessed on BBVA’s website (www.bbva.com) in the section entitled Corporate Governance.

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

(iii)	Be or have been a partner in the external auditors’ firm or in charge of the auditor’s report with respect to the Company or any other Group company during the last three years.

(iv)	Be executive director or senior manager in any other company on which a Company executive director or senior manager is external director.

(v)	Maintain or have maintained during the past year an important business relationship with the Company or any of its Group companies, either on his/her own behalf or as relevant shareholder, director or senior manager of a company that maintains or has maintained such relationship.

Business relationships shall mean relationships as provider of goods and/or services, including financial, advisory and/or consultancy services.

(vi)	Be significant shareholders, executive directors or senior managers of any organization that receives or has received significant donations from the Company or its Group during the last three years.

Those who are merely trustees on a foundation receiving donations shall not be ineligible under this letter.

(vii)	Be married to or linked by equivalent emotional relationship, or related by up to second-degree family ties to an executive director or senior manager of the Company.

(viii)	Have not been proposed by the Appointments Committee for appointment or renewal.

(ix)	Fall within the cases described under letters i), v), vi) or vii) above, with respect to any significant shareholder or shareholder represented on the Board. In cases of family relationships described under letter g), the limitation shall not only apply to the shareholder, but also to the directors it nominates for the Company’s Board.

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

Evaluation

Article 17 of the Board regulations indicates that the Board of Directors will be responsible for assessing the quality and efficiency in the operation of the Board and its Committees, on the basis of the reports that said Committees submit. The Board is also tasked with assessing the performance of the Chairman of the Board and, where pertinent, of the Company’s Chief Executive Officer, on the basis of the report submitted by the Appointments Committee.

Moreover, article 5 of the Board regulations establishes that the Chairman, who is responsible for the efficient running of the Board, will organize and coordinate with the Chairs of the relevant Committees to carry out periodic assessments of the Board and of the Chief Executive Officer of the Bank, when this post is not also held by the Chairman.

Pursuant to the provisions of these Board regulations, as in previous years, in 2012 the Board of Directors assessed the quality and efficiency of its own operation and that of its Committees, as well as the performance of the duties of the Chairman, both as Chairman of the Board and as Chief Executive Officer of the Bank.

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

Name	Birth Year	Current Position	Date Nominated	Date Re-elected	Present Principal Outside Occupation and Employment History(*)
Francisco González Rodríguez(1)	1944	Chairman and Chief Executive Officer	January 28, 2000	March 15, 2013	Chairman and CEO of BBVA, since January 2000. Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A.
Ángel Cano Fernández(1)	1961	President and Chief Operating Officer	September 29, 2009	March 15, 2013	President and Chief Operating Officer of BBVA, since 2009. Substitute director of Grupo Financiero BBVA Bancomer and BBVA Bancomer, S.A. de C.V., and director of China Citic Bank Corporation Limited and Türkiye Garanti Bankası A.Ş. BBVA Director of Resources and Means from 2005 to 2009.
Tomás Alfaro Drake(2)(3)	1951	Independent Director	March 18, 2006	March 11, 2011	Chairman of the Appointments Committee of BBVA since May 25, 2010. Director of Internal Development and Professor in the Finance department of Universidad Francisco de Vitoria.
Juan Carlos Álvarez Mezquíriz(1)(3)	1959	Independent Director	January 28, 2000	March 11, 2011	Managing Director of Grupo El Enebro, S.A. Former Manager Director of Grupo Eulen. S.A. until 2010.
Ramón Bustamante y de la Mora(2)(5)	1948	Independent Director	January 28, 2000	March 15, 2013	Was Director and General Manager and Non-Executive Vice-President of Argentaria and Chairman of Unitaria (1997).
José Antonio Fernández Rivero(3)(5)	1949	Independent Director	February 28, 2004	March 16, 2012	Chairman of the Risk Committee since March 30, 2004; On 2001 was appointed Group General Manager, until January 2003. Has been director representing BBVA on the Boards of Telefónica, Iberdrola, and of Banco de Crédito Local, and Chairman of Adquira.
Ignacio Ferrero Jordi(1)(4)	1945	Independent Director	January 28, 2000	March 15, 2013	Chief Operating Officer of Nutrexpa, S.A. and Chairman and Chief Operating Officer of La Piara, S.A. Chairman of Aneto Natural.
Belén Garijo López(2)	1960	Independent Director	March 16, 2012	—	Chair of the International Executive Committee of PhRMA, ISEC (Pharmaceutical Research and Manufacturers of America) and Chief Operating Officer of Merck Serono, S.A. (Geneva, Switzerland) since 2011.
Carlos Loring Martínez de Irujo(2)(4)	1947	Independent Director	February 28, 2004	March 11, 2011	Chairman of the Compensation Committee of BBVA since May 2010 (former Chairman of the Appointments and Compensation Committee). Was Partner of J&A Garrigues, from 1977 until 2004.
José Maldonado Ramos(1)(3)(4)	1952	External Director	January 28, 2000	March 16, 2012	Was appointed Director and General Secretary of BBVA, in January 2000. Took early retirement as Bank executive in December 2009.
Enrique Medina Fernández(1)(5)	1942	Independent Director	January 28, 2000	March 16, 2012	State Attorney. Deputy Chairman of Ginés Navarro Construcciones until it merged to become Grupo ACS.
José Luis Palao García-Suelto(2)(5)	1944	Independent Director	February 1, 2011	March 11, 2011	Chairman of the Audit and Compliance Committee of BBVA since March 29, 2011. Senior Partner of the Financial Division in Spain at Arthur Andersen, from 1979 until 2002. Freelance consultant, from 2002 to 2010.
Juan Pi Llorens(4)(5)	1950	Independent Director	July 27, 2011	March 16, 2012	Had a professional career at IBM holding various senior posts at a national and international level including Vice President for Sales at IBM Europe, Vice President of Technology & Systems at IBM Europe and Vice President of the Finance department at GMU (Growth Markets Units) in China. He was executive chairman of IBM Spain.
Susana Rodríguez Vidarte(2)(3)(4)	1955	Independent Director	May 28, 2002	March 11, 2011	Full-time professor of Strategy at the School of Economics and Business Studies at Universidad de Deusto. Member of the Instituto de Contabilidad y Auditoría de Cuentas (Accountants and Auditors Institute) and PhD degree from Universidad de Deusto.

(*)	Where no date is provided, the position is currently held.
(1)	Member of the Executive Committee.
(2)	Member of the Audit and Compliance Committee.
(3)	Member of the Appointments Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Risk Committee.

Executive Officers or Management Committee (Comité de Dirección)

Our executive officers were each appointed for an indefinite term. Their positions as of the date of this Annual Report on Form 20-F are as follows:

Name	Current Position	Present Principal Outside Occupation and Employment History(*)

Francisco González Rodríguez	Chairman and Chief Executive Officer	Chairman and CEO of BBVA, since January 2000. Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer, S.A.

Ángel Cano Fernández	President and Chief Operating Officer	President and Chief Operating Officer of BBVA, since 2009. Substitute director of Grupo Financiero BBVA Bancomer and BBVA Bancomer, S.A. de C.V., and director of China Citic Bank Corporation Limited and Türkiye Garanti Bankası A.Ş. BBVA Director of Resources and Means from 2005 to 2009.

Juan Ignacio Apoita Gordo	Head of Human Resources and Services	BBVA Head of Human Resources and Services since September 2009. BBVA Head of Human Resources Director from 2006 to 2009.

Eduardo Arbizu Lostao	Head of Legal, Audit and Compliance Services	Head of Legal department of BBVA, since 2002; Managing Director of Barclays Retail Operations in Continental Europe (France, Spain, Portugal, Italy and Greece) from 2000 to 2002.

Juan Asúa Madariaga	Head of Corporate and Investment Banking	Head of Corporate and Investment Banking in BBVA. Head of Spain and Portugal in BBVA from 2007 to 2012. Head of Spain and Portugal in BBVA from 2006 to 2007.

Manuel Castro Aladro	Head of Global Risk Management	Head of BBVA Global Risk Management department since September 2009. Head of Business Development and Innovation in BBVA from 2003 to 2009.

Ignacio Deschamps González	Head of Global Retail and Business Banking	Head of Global Retail and Business Banking of BBVA since 2012. Chairman of the Board of Directors and CEO of BBVA Bancomer from 2008 to 2012. Vice Chairman of the Board of Directors and CEO of BBVA Bancomer from 2006 to 2008.

Ricardo Gómez Barredo	Head of Global Accounting and Information Management	Head of Global Accounting and Information Management since 2011. Head of Planning, analysis and control of BBVA’s Group from 2006 to 2011.

Manuel González Cid	Chief Financial Officer	Chief Financial Officer since 2005. Head of Corporate Development of BBVA from 2001 to 2002. Head of the Merger-Office of BBVA from 1999 to 2001. Director and Vice president of Repsol YPF, S.A. from 2003 to 2005.

Ignacio Moliner Robredro	Global Communications and Brand Director	Global Communications and Brand Director since 2012. Deputy Director of Communication and Brand department in BBVA from 2010 to 2012. Chief Executive Officer of Uno-e Bank and Consumer Finance from 2008 to 2010.

Ramón Monell Valls	Head of Innovation & Technology	Head of BBVA Innovation and Technology since September 2009. BBVA Director of Technology & Operations from 2006 to 2009. From 2002 to 2005, Chief Executive Officer of BBVA in Chile.

Vicente Rodero Rodero	Head of Mexico	Head of Mexico since 2011. General Manager for Commercial Banking at BBVA Spain from 2004 to 2007. Regional Manager at BBVA Madrid from 2002 to 2004.

Jaime Saenz de Tejada	Head of Spain and Portugal	Head of Spain and Portugal since 2012. Business Development Manager of Spain and Portugal at BBVA from 2010 to 2012. Central Area Manager of Madrid and Castilla La Mancha from 2007 to 2010.

Manuel Sánchez Rodríguez	Country Manager BBVA USA	Chairman and CEO of BBVA Compass from 2008 to 2010 and Country Manager from 2010. From 2007 to 2008 Chief of Community Banking at BBVA. Chairman and CEO of Laredo National Bank from 2005 to 2007.

Carlos Torres Vila	Head of Strategy & Corporate Development	BBVA Strategy & Corporate Development Director since January 2009. He entered in BBVA on September 2008. Corporate Director of Strategy and Chief Financial Officer at Endesa S.A. Vice-Chairman of Endesa Chile from 2003 to 2008.

(*)	Where no date is provided, positions are currently held.

B. Compensation

The provisions of BBVA’s bylaws that relate to compensation of directors are in strict accordance with the relevant provisions of Spanish law.

Remuneration of Non-executive Directors

The remuneration paid to non-executive directors who were members of the Board of Directors during 2012 is indicated below, broken down by type of remuneration in thousands of euros:

	Board	Executive Committee	Audit and Compliance Committee	Risk Committee	Appointments Committee	Compensation Committee	Total
Tomás Alfaro Drake	129	—	71	—	102	—	302
Juan Carlos Álvarez Mezquíriz	129	167	—	—	41	—	336
Ramón Bustamante y de la Mora	129	—	71	107	—	—	307
José Antonio Fernández Rivero(1)	129	—	—	214	41	—	383
Ignacio Ferrero Jordi	129	167	—	—	—	43	338
Belén Garijo López(2)	107	—	24	—	—	—	131
Carlos Loring Martínez de Irujo	129	—	71	—	—	107	307
José Maldonado Ramos	129	167	—	—	41	43	379
Enrique Medina Fernández	129	167	—	107	—	—	402
Jose Luis Palao García-Suelto	129	—	179	107	—	—	414
Juan Pi Llorens	129	—	—	107	—	43	278
Susana Rodríguez Vidarte	129	—	71	—	41	43	284

Total	1,523	667	488	642	265	278	3,863

(1)	Mr. José Antonio Fernández Rivero, apart from the amounts detailed in the table above, also received a total of €652 thousand in early retirement benefits as a former director of BBVA.
(2)	Ms. Belén Garijo López was appointed as director of BBVA on March 16, 2012 and member of the Audit Committee on September 26, 2012.

Remuneration of Executive Directors

The remuneration paid to executive directors of the Bank in 2012 is indicated below, broken down by type of remuneration in thousands of euros:

	Fixed Remuneration in Cash	Variable Remuneration in Cash(1)	Total Remuneration in Cash(2)	Variable Remuneration in BBVA Shares(1)
Chairman and CEO	1,966	1,000	2,966	155,479
President and COO	1,748	636	2,384	98,890

Total	3,714	1,636	5,350	254,369

(1)	These amounts correspond to annual variable remuneration for 2011 received in 2012. The annual variable remuneration is made up of ordinary variable remuneration in cash and variable remuneration paid in shares, based on an incentive plan for the executive team of the BBVA Group, whose settlement and payment conditions are detailed below.
(2)	In addition, the executive directors were paid remunerations in kind and in other forms in 2012 for a total amount of €36 thousand, of which €12 thousand correspond to the Chairman and CEO and €24 thousand to the President and COO.

In 2012, the executive directors received the fixed remuneration corresponding to 2012 and 50% of the annual variable remuneration in cash and shares corresponding to 2011, in accordance with the settlement and payment system agreed by the annual shareholders’ general meeting held on March 11, 2011.

This settlement and payment system for the annual variable remuneration (“Settlement and Payment System”) applies to all categories of employees who carry out professional activities which have a material impact on the Bank’s risk profile or who perform control functions. It also establishes the following conditions with respect to executive directors and other members of the Management Committee:

•	At least 50% of the total annual variable remuneration shall be paid in BBVA shares.

•	Payment of 50% of the annual variable remuneration, in both cash and shares, shall be deferred, with the deferred amount being paid over a period of three years.

•

Any shares awarded as part of the annual variable remuneration shall not be freely disposable for one year from their award, except for a portion equivalent to the taxes derived from the allotment of the shares with respect to each beneficiary;

•

In addition, under certain circumstances, payment of the annual variable remuneration that has been deferred and pending payment may be limited or even stopped, and it has been decided to update these deferred amounts.

Deferred Part of the Variable Remuneration for 2011

Under the Settlement and Payment System, payment of the remaining 50% of the annual variable remuneration of the executive directors for 2011 has been deferred for a 3-year period, to be paid out in thirds in each of the first quarters of 2013, 2014 and 2015, in accordance with the aforementioned conditions. As a result, after the corresponding update, on 2013 the executive directors will be paid €364,519 and 51,826 shares in the case of the

Chairman and CEO, and €231,848 and 32,963 shares in the case of the President and COO. Payment of the remaining two-thirds of the deferred part of the annual variable remuneration for 2011 has been deferred until the first quarter of 2014 and 2015, each third representing an amount of €333,244 and 51,826 BBVA shares in the case of the Chairman and CEO, and €211,955 and 32,963 BBVA shares in the case of the President and COO.

Annual Variable Remuneration for 2012

At the close of 2012, the annual variable remuneration for the executive directors corresponding to that year has been determined in accordance with the conditions established by the annual shareholders’ general meeting. Thus, in the first quarter of 2013, the executive directors will receive 50% of this remuneration, amounting to €785,028 and 108,489 BBVA shares in the case of the Chairman and CEO and €478,283 and 66,098 BBVA shares in the case of the President and COO. Payment of the remaining 50% has been deferred for a 3-year period. In each of the first quarters of 2014, 2015 and 2016, the Chairman and CEO will be paid €261,676 and 36,163 BBVA shares, while the President and COO will receive €159,428 and 22,032 BBVA shares.

Payment of the deferred part of the annual variable remuneration for 2012 is subject to the conditions set out in the Settlement and Payment System established in accordance with the resolution adopted by the annual shareholders’ general meeting.

As of December 31, 2012, these amounts were recognized under the heading “Other liabilities—Accrued interest” of the consolidated balance sheet.

Remuneration of the Members of the Management Committee

Set forth below is aggregate information on the remuneration of the members of the Management Committee who held this position as of December 31, 2012 (13 members, including the deferments pending for the members of the Management Committee who joined in 2012), excluding the executive directors.

The remuneration paid in 2012 to the members of BBVA’s Management Committee amounted to a total of €8,563 thousand in fixed remuneration and €3,142 thousand and 485,207 BBVA shares in variable remuneration.

In addition, the members of the Management Committee received remuneration in kind and other items totaling €729 thousand in 2012.

The amounts received as variable remuneration in 2012 amount to 50% of the annual variable remuneration for 2011 for this group, under the Settlement and Payment System approved by the annual shareholders’ general meeting in March 2011. Payment of the remaining 50% of the annual variable remuneration for 2011 has been deferred for a 3-year period, to be paid out in thirds during each of the first quarters of 2013, 2014 and 2015, in accordance with the aforementioned conditions. As a result, after the corresponding update, in 2013 the members of the Management Committee as a whole will be paid €1,120 thousand and 158,214 BBVA shares. Payment of the remaining two-thirds of the deferred part of the annual variable remuneration for 2011 has been deferred until the first quarter of 2014 and 2015, each third representing the amount of €1,024 thousand and 158,214 BBVA shares.

Multi-Year Variable Share-Based Remuneration Program for 2010-2011

Under the Settlement and Payment System agreed by the annual shareholders’ general meeting in March 2011 for the Multi-Year Variable Share-Based Remuneration Program for 2010-2011 (hereinafter the “Program”) approved by the annual shareholders’ general meeting on March 12, 2010, in 2012 the executive directors and remaining members of the Management Committee received 50% of the shares due to them under the settlement of the Program, i.e., 105,000 BBVA shares for the Chairman and CEO, 90,000 BBVA shares for the President and COO and 329,000 shares for all the remaining members of the Management Committee.

The remaining 50% of the shares resulting from the settlement of the Program corresponding to the executive directors and the rest of the members of the Management Committee have been deferred, to be paid out in thirds in 2013, 2014 and 2015. As a result, in 2013 the executive directors will be paid as follows: 35,000 shares for the Chairman and CEO and 30,000 shares for the President and COO, in addition to an amount in cash of €15 thousand in the case of the Chairman and CEO and €13 thousand in the case of the President and COO as a result of the update. Delivery of the remaining two-thirds of the deferred part of the Program has been deferred, so that the Chairman and CEO will be paid 35,000 shares and the President and COO will receive 30,000 shares in the each of the first quarters of 2014 and 2015.

The rest of the members of the Management Committee will receive 106,998 shares in 2013, in addition to €45 thousand resulting from the corresponding update. Delivery to this group of the remaining two-thirds has been deferred until 2014 and 2015.

Scheme for Remuneration for Non-Executive Directors with Deferred Distribution of Shares

BBVA has a remuneration system with deferred distribution of shares in place for its non-executive directors that was approved by the annual shareholders’ general meeting held on March 18, 2006 and renewed for an additional 5-year period through a resolution of the annual shareholders’ general meeting held on March 11, 2011.

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

The shares will be delivered to each beneficiary, if applicable, on the date he or she leaves the position of director for any reason except serious breach of duties.

The number of “theoretical shares” allocated in 2012 to the non-executive directors who are beneficiaries of the deferred share distribution system, corresponding to 20% of the total remuneration received by each in 2011, is as follows:

	Theoretical Shares Assigned in 2012	Accumulated Theoretical Shares as of December 31, 2012
Tomás Alfaro Drake	8,987	28,359
Juan Carlos Álvarez Mezquíriz	10,061	57,534
Ramón Bustamante y de la Mora	9,141	54,460
José Antonio Fernández Rivero	11,410	50,224
Ignacio Ferrero Jordi	10,072	58,117
Carlos Loring Martínez de Irujo	9,147	42,245
José Maldonado Ramos	10,955	17,688
Enrique Medina Fernández	11,979	73,293
José Luis Palao García-Suelto	9,355	9,355
Juan Pi Llorens	2,712	2,712
Susana Rodríguez Vidarte	8,445	39,484

Total	102,264	433,471

Pension Commitments

Under rule 78 of IAS 19, at the close of 2012 the deteriorating situation in the high-quality corporate bond markets required an update of the interest rates used by the Group entities to discount post-employment benefits. While the pension commitments assumed by the Bank have not changed during 2012, this deterioration has resulted in an increase in the amount of the provisions needed to cover them.

Thus, the provisions registered as of December 31, 2012 for pension commitments to the President and COO amounted to €22,703 thousand. Of this amount, under current accounting regulations, €1,701 were provisioned in 2012 against earnings and €4,307 thousand against equity in order to adapt the interest rate assumption used for the valuation of our pension commitments in Spain. As of that date, there were no further pension commitments with respect to the executive directors.

As for the rest of the members of the Management Committee, the provisions registered as of December 31, 2012 for pension commitments amounted to €80,602 thousand. Of this amount, under current accounting regulations, €13,077 thousand were charged in 2012 against earnings and €17,347 thousand against equity in order to adapt the aforementioned interest rate assumption.

In addition, insurance premiums totaling €117 thousand were paid in 2012 on behalf of non-executive directors who are members of the Board of Directors.

Termination of the Contractual Relationship

There were no commitments as of December 31, 2012 for the payment of compensation to executive directors.

In the case of the President and COO, the contract lays down that in the event that he lose this status due to a reason other than his own will, retirement, disability or dereliction of duty, he shall take early retirement with a pension, which can be received as a life annuity or lump sum equivalent to 75% of his pensionable salary if this occurs before he reaches the age of 55, or 85% after that age.

C. Board Practices

Committees

Our corporate governance system is based on the distribution of functions between the Board, the Executive Committee and the other specialized Board Committees, namely: the Audit and Compliance Committee; the Appointments Committee; the Compensation Committee; and the Risk Committee.

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

The Executive Committee shall meet on the dates indicated in the annual calendar of meetings and when the chairman or acting chairman so decides. During 2012, the Executive Committee met 22 times.

Audit and Compliance Committee

This committee shall perform the duties required under applicable laws, regulations and our bylaws. Essentially, it has authority from the Board to supervise the financial statements and the oversight of the Group.

The Board regulations establish that the Audit and Compliance Committee shall have a minimum of four non-executive directors appointed by the Board in light of their know-how and expertise in accounting, auditing and/or risk management. They shall all be independent directors, one of whom shall act as chairman, also appointed by the Board. See “Item 16.A. Audit Committee Financial Expert”.

As of the date of this Annual Report, the Audit and Compliance Committee members were:

Position	Name
Chairman	Mr. José Luis Palao García-Suelto
Members	Mr. Tomás Alfaro Drake Mr. Ramón Bustamante y de la Mora Mr. Carlos Loring Martínez de Irujo Mrs. Susana Rodríguez Vidarte Mrs. Belén Garijo López

The scope of its functions is as follows (for purposes of the below, “entity” refers to BBVA):

•	Report to the shareholders’ general meeting on matters that are raised at its meetings on matters within its competence.

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

The Audit and Compliance Committee meets as often as necessary to comply with its tasks, although an annual meeting schedule is drawn up in accordance with its duties. During 2012, the Audit and Compliance Committee met 12 times.

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

The chair of the Appointments Committee will convene it as often as necessary to comply with its functions although an annual meeting schedule will be drawn up in accordance with its duties. During 2012, the Appointments Committee met 5 times.

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

The chair of the Compensation Committee will convene it as often as necessary to comply with its functions although an annual meeting schedule will be drawn up in accordance with its duties. During 2012, the Compensation Committee met 8 times.

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

The committee meets as often as necessary to best perform its duties, usually once a week. In 2012, it held 46 meetings.

D. Employees

As of December 31, 2012, we, through our various affiliates, had 115,852 employees. Approximately 85% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

Country	BBVA	Banks	Companies	Total

Spain	25,841	2,947	2,909	31,697
United Kingdom	166	—	—	166
France	94	—	—	94
Italy	54	—	168	222
Germany	46	—	—	46
Switzerland	—	131	—	131
Portugal	—	855	—	855
Belgium	34	—	—	34
Russia	3	—	—	3
Ireland	—	5	—	5
Luxembourg	3	—	—	3
Turkey	16	—	—	16

Total Europe	26,257	3,938	3,077	33,272

United States	204	11,384	—	11,588

Panama	—	378	—	378
Argentina	—	5,371	—	5,371
Brazil	3	—	6	9
Colombia	—	6,460	—	6,460
Venezuela	—	5,316	—	5,316
Mexico	—	39,244	—	39,244
Uruguay	—	585	—	585
Paraguay	—	495	—	495
Bolivia	—	—	249	249
Chile	—	6,256	—	6,256
Cuba	1	—	—	1
Peru	—	6,162	—	6,162
Ecuador	—	—	221	221

Total Latin America	4	70,267	476	70,747

Hong Kong	164	—	—	164
Japan	10	—	—	10
China	12	—	17	29
Singapore	9	—	—	9
India	4	—	—	4
South Korea	18	—	—	18
United Arab Emirates	1	—	—	1
Taiwan	8	—	—	8

Total Asia	226	—	17	243

Australia	2	—	—	2

Total Oceania	2	—	—	2

Total	26,693	85,589	3,570	115,852

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

As of December 31, 2012, 2011 and 2010, we had 1,145, 1,689 and 1,060 temporary employees in our Spanish offices, respectively.

E. Share Ownership

As of March 22, 2013, the members of the Board of Directors owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Gonzalez Rodríguez, Francisco	1,581,665	1,446,647	3,028,312	0.056
Cano Fernández, Ángel	682,062	—	682,062	0.013
Alfaro Drake, Tomás	14,584	—	14,584	0.000
Álvarez Mezquíriz, Juan Carlos	183,515	—	183,515	0.003
Bustamante y de la Mora, Ramón	13,271	2,617	15,888	0.000
Fernández Rivero, José Antonio	65,455	—	65,455	0.001
Ferrero Jordi, Ignacio	4,080	61,730	65,810	0.001
Garijo López, Belén	—	—	—	—
Loring Martínez de Irujo, Carlos	51,250	—	51,250	0.001
Maldonado Ramos, José	73,264	—	73,264	0.001
Medina Fernández, Enrique	45,096	1,695	46,791	0.001
Palao García-Suelto, José Luis	9,607	—	9,607	0.000
Pi Llorens, Juan	35,892	—	35,892	0.001
Rodriguez Vidarte, Susana	23,177	835	24,012	0.000

TOTAL	2,782,918	1,513,524	4,296,442	0.079

BBVA has not granted options on its shares to any members of its administrative, supervisory or Management bodies. Information regarding the variable share-based remuneration system for BBVA’s executive team, including the executive director’s and the Multi-year variable share-based remuneration program for 2010-2011, is provided under Compensation.

As of March 22, 2013 the Management Committee (excluding executive directors) and their families owned 1,968,557 shares. None of the members of our Management Committee held 1% or more of BBVA’s shares as of such date.

As of March 22, 2013 a total of 23,388 employees (excluding the members of the Management committee and executive directors) owned 56,546,208 shares, which represents 1.04% of our capital stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of March 22, 2013, no person, corporation or government beneficially owned, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of March 22, 2013, there were 988,926 registered holders of BBVA’s shares, with an aggregate of 5,448,849,545 shares, of which 485 shareholders with registered addresses in the United States held a total of 1,448,548,894 shares (including shares represented by American Depositary Receipts (“ADRs”)). Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders.

B. Related Party Transactions

Loans to Directors, Executive Officers and Other Related Parties

As of December 31, 2012 and 2011 there were no loans granted by the Group’s credit institutions to the members of the Bank’s Board of Directors (compared loans totaling to €531 thousand as of December 31, 2010). As of December 31, 2012, 2011 and 2010, the amounts disposed under the loans granted by the Group’s entities to the members of the Management Committee (excluding executive directors) amounted to €7,401, €6,540 and €4,924 thousand, respectively.

As of December 31, 2012, 2011 and 2010, the amounts disposed of the loans granted to parties related to the members of the Bank’s Board of Directors amounted to €13,152, €20,593 and €28,493 thousand, respectively. As of these dates, there were no loans granted to parties linked to members of the Bank’s Management Committee.

As of December 31, 2012, 2011 and 2010 no guarantees had been granted to any member of the Board of Directors.

As of December 31, 2012 and 2010, no guarantees had been granted to any member of the Management Committee, and the amount of guarantees granted as of December 31, 2011 totaled €9 thousand.

As of December 31, 2012, 2011 and 2010, guarantees and commercial loans to parties related to the members of the Bank’s Board of Directors and Management Committee amounted to €3,327, €10,825 and €4,424 thousand, respectively.

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

A. Consolidated Statements and Other Financial Information

Financial Information

See Item 18.

Dividends

The table below sets forth the amount of interim, final and total cash dividends paid by BBVA on its shares for the years 2008 to 2012. The rate used to convert euro amounts to dollars was the noon buying rate at the end of each year.

	Per Share
	First Interim		Second Interim		Third Interim		Final		Total
	€	$	€	$	€	$	€	$	€	$
2008	€0.167	$0.232	€0.167	$0.232	€0.167	$0.232	(*)	(*)	€0.501	$0.697
2009	€0.090	$0.129	€0.090	$0.129	€0.090	$0.129	€0.150	$0.215	€0.420	$0.602
2010	€0.090	$0.119	€0.090	$0.119	€0.090	$0.119	(**)	(**)	€0.270	$0.307
2011	€0.100	$0.130	(**)	(**)	€0.100	$0.130	(**)	(**)	€0.200	$0.259
2012	€0.100	$0.132	(**)	(**)	€0.100	$0.132	(**)	(**)	€0.200	$0.264

(*)	On March 13, 2009, our shareholders approved the distribution of additional shareholder remuneration to complement the 2008 cash dividend in the form of an in-kind distribution of a portion of the share premium reserve. On April 20, 2009, our shareholders received BBVA shares from treasury stock in the proportion of one share for every 62 shares outstanding. Accordingly, the number of shares distributed was 60,451,115. This payment entailed a charge against the share premium reserve of €317 million, the weighted average market price of BBVA shares in the continuous electronic market on the trading session on March 12, 2009, the day immediately preceding the date of the annual shareholders’ general meeting.
(**)	In execution of the 2011, 2012 and 2013 “Dividendo Opción” schemes described under “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends” approved by the shareholders in the respective general shareholders meetings, BBVA shareholders were given the option to receive all or part of their remuneration in newly issued free-of-charge shares or in cash.

We have paid annual dividends to our shareholders since the date we were founded. Historically, we have paid interim dividends each year. The cash dividend for a year is proposed by the Board of Directors to be approved by the general shareholders meeting following the end of the year to which it relates. The scrip dividends are proposed for approval of our shareholders in the general shareholders meeting, for being implemented during a period of one year from their approval. The unpaid portion of this dividend (the final dividend) is paid in cash or scrip after the approval of our financial statements by the shareholders at the annual shareholders’ general meeting. Interim and final dividends are payable to holders of record on the record date for the dividend payment date. Unclaimed cash dividends revert to BBVA five years after declaration. For additional information see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends”.

While we expect to declare and pay dividends (in cash or scrip) on our shares on a quarterly basis in the future, the payment of dividends will depend upon our earnings, financial condition, governmental regulations and policies and other factors.

As described under “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends”, the annual shareholders’ general meeting held on March 15, 2013 passed two resolutions adopting a new scrip dividend scheme called “Dividendo Opción” on similar terms as the 2012 and 2011 “Dividendo Opción” schemes. Accordingly, the “Dividendo Opción” is implemented as an alternative remuneration scheme for BBVA shareholders with the aim to provide BBVA shareholders with a flexible option to receive newly issued free-of-charge shares of the Bank, without thereby altering BBVA’s cash remuneration policy.

Subject to the terms of the deposit agreement entered into with the Bank of New York Mellon, holders of ADSs are entitled to receive dividends (in cash or scrip) attributable to the shares represented by the ADSs evidenced by their ADRs to the same extent as if they were holders of such shares.

For a description of BBVA’s access to the funds necessary to pay dividends on the shares, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends”. In addition, BBVA may not pay dividends except out of its unrestricted reserves available for the payment of dividends, after taking into account the Bank of Spain’s capital adequacy requirements. Capital adequacy requirements are applied by the Bank of Spain on both a consolidated and individual basis. See “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital”. Under Spain’s capital adequacy requirements, we estimate that as of December 31, 2012, BBVA had approximately €11 billion of reserves in excess of applicable capital and reserve requirements, which were not restricted as to the payment of dividends.

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

The table below sets forth, for the periods indicated, the high and low sales closing prices for the shares of BBVA on the Automated Quotation System.

	Euro per Share
	High	Low
Fiscal year ended December 31, 2008
Annual	16.58	7.16
Fiscal year ended December 31, 2009
Annual	13.17	4.68
Fiscal year ended December 31, 2010
Annual	13.15	7.08
Fiscal year ended December 31, 2011
Annual	9.43	5.14
First Quarter	9.43	6.92
Second Quarter	8.82	7.49
Third Quarter	8.34	5.14
Fourth Quarter	6.93	5.50
Fiscal year ended December 31, 2012
Annual	7.30	4.43
First Quarter	7.30	5.86
Second Quarter	5.97	4.57
Third Quarter	6.68	4.43
Fourth Quarter	7.04	5.92
Month ended September 30, 2012	6.68	6.06
Month ended October 31, 2012	6.66	5.92
Month ended November 30, 2012	6.55	6.02
Month ended December 31, 2012	7.04	6.50
Fiscal year ended December 31, 2013
Month ended January 31, 2013	7.82	7.25
Month ended February 28, 2013	7.70	6.97
Month ended March 31, 2013 (through March 22)	7.79	7.23

From January 1, 2012 through December 31, 2012 the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.240% and 2.019%, calculated on a daily basis. As of March 21, 2013, the percentage of outstanding shares held by BBVA and its affiliates was 0.183%.

The table below sets forth the reported high and low sales closing prices for the ADSs of BBVA on the New York Stock Exchange for the periods indicated.

	U.S. Dollars per ADS
	High	Low
Fiscal year ended December 31, 2008
Annual	24.27	8.45
Fiscal year ended December 31, 2009
Annual	19.69	5.76
Fiscal year ended December 31, 2010
Annual	18.99	8.87
Fiscal year ended December 31, 2011
Annual	12.95	7.32
First Quarter	12.95	9.03
Second Quarter	12.90	10.49
Third Quarter	12.13	7.49
Fourth Quarter	9.94	7.32
Fiscal year ended December 31, 2012
Annual	9.72	5.34
First Quarter	9.72	7.61
Second Quarter	7.97	5.63
Third Quarter	8.67	5.34
Fourth Quarter	9.42	7.60
Month ended September 30, 2012	8.67	7.59
Month ended October 31, 2012	8.67	7.60
Month ended November 30, 2012	8.45	7.66
Month ended December 31, 2012	9.42	8.38
Fiscal year ended December 31, 2013
Month ended January 31, 2013	10.54	9.44
Month ended February 28, 2013	10.29	9.33
Month ended March 31, 2013 (through March 22)	10.11	9.33

Securities Trading in Spain

The Spanish securities market for equity securities consists of the Automated Quotation System and the four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia. During 2012, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

Trading hours for block trades (i.e., operations involving a large number of shares) are also from 9:00 a.m. to 5:30 p.m.

Between 5:30 p.m. and 8:00 p.m., special operations, whether Authorized or Communicated, can take place outside the computerized matching system of the Sociedad de Bolsas if they fulfill certain requirements. In such respect Communicated special operations (those that do not need the prior authorization of the Sociedad de Bolsas) can be traded if all of the following requirements are met: (i) the trade price of the share must be within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day; (ii) the market member executing the trade must have previously covered certain positions in securities and cash before executing the trade; and (iii) the size of the trade must involve at least

€300,000 and represent at least a 20% of the average daily trading volume of the shares in the Automated Quotation System during the preceding three months. If any of the aforementioned requirements is not met, a special operation may still take place, but it will need to take the form of Authorized special operation (i.e., those needing the prior authorization of the Sociedad de Bolsas). Such authorization will only be upheld if any of the following requirements is met:

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

The Regulation of the European Parliament and of the Council on short selling and certain aspects of credit default swaps (EU) No 236/2012 (Regulation) has been in force since March 25, 2012 and became directly effective in EU countries from November 1, 2012. This Regulation introduced a pan-European regulatory framework for dealing with short selling and requires persons to disclose short positions in relation to shares of EU listed companies and EU sovereign debt. For significant net short positions in shares of EU listed companies, these regulations create a two-tier reporting model: (i) when a net short position reaches 0.20% of an issuer’s share capital (and at every 0.1% thereafter), such position must be privately reported to the relevant regulator; and (ii) when such position reaches 0.50% (and at every 0.1% thereafter) of an issuer’s share capital, apart from being disclosed to the regulators, such position must be publicly reported to the market.

Law 9/2012 and Royal Decree 1698/2012 implemented European Directive 2010/73/EU, (which amended Directive 2003/71/EC, on the prospectus to be published when securities are offered to the public or admitted to trading and Directive 2004/109/EC, on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market).

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

Reporting Requirements

Royal Decree 1362/2007 requires that any person or entity which acquires or transfers shares and as a consequence the number of voting rights held exceeds, reaches or is below the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% y 90% of the capital stock of a company listed on a Spanish Stock Exchange must, within four days after that acquisition or transfer, report it to such company, and to the CNMV. This duty to report the holding of a significant stake will be applicable not only to the acquisitions and transfers in the terms described above, but also to those cases in which in the absence of an acquisition or transfer of shares, the ratio of an individual’s voting rights exceeds, reaches or is below the thresholds that trigger the duty to report, as a consequence of an alteration in the total number of voting rights of an issuer.

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

In addition, BBVA shares were included, among others, in Annex 1 of the Agreement of the Executive Committee of the CNMV on naked short selling dated September 22, 2008, which was supplemented by a further agreement of this body dated May 27, 2010. Different temporary restrictions on short selling over securities admitted to trading in Spanish regulated markets (including BBVA’s securities) have subsequently been imposed by the CNMV. Upon Regulation (EU) 236/2012’s entry into force (on November 1, 2012) the CNMV made public a new agreement extending the ban on transactions by any legal or natural person which create a short position in shares listed in the Spanish regulated markets (including BBVA’s shares), setting forth some exceptions, such as for market making transactions. This ban was in effect until January 31, 2013, when CNMV decided not to extend the same.

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

Our shareholders’ general meeting regulations establish that annual and extraordinary shareholders’ general meetings must be called within the notice period required by law. This will be done by means of an announcement published by the Board of Directors or its proxy in the Official Gazette of the Companies Registry (“BORME”) or one of the daily newspapers in Spain with the highest-readership, within the notice period required by law, as well as being disseminated on the CNMV website and the Company website, except when legal provisions establish other media for disseminating the notice.

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

C. Material Contracts

Shareholders’ agreement in connection with Garanti

On November 1, 2010, we entered into share purchase agreements with GE Araştırma ve Müşavirlik Limited Şirketi and General Electric Capital Corporation and Doğuş Holding A.Ş. (“Doğuş”), respectively, pursuant to which, on March 22, 2011, we acquired Garanti shares representing 18.60% and 6.29%, respectively, of the total issued share capital of Garanti. In addition, on November 1, 2010, we entered into a shareholders’ agreement with Doğuş which is in effect since March 2011 (the “SHA”). Doğuş is one of the largest Turkish conglomerates and has business interests in the financial services, construction, tourism and automotive sectors. Pursuant to the SHA, BBVA and Doğuş have agreed to manage Garanti through the appointment of board members and senior management. The SHA provides for two phases (“Phase 1” and “Phase 2”, respectively), with the rights between the two shareholders differing based on the respective phase. In addition, during the Phase 2 period, BBVA’s rights will depend on the level of Doğuş’ shareholding. The Phase 1 period commenced in March 2011 and will end upon the occurrence of certain trigger events which relate to changes in BBVA’s and Doğuş’ shareholding in Garanti. If further new shares are acquired by either BBVA or Doğuş during Phase 1, the other party will have the right to acquire 50% of the shares so acquired and, if such party chooses not to acquire them, it will nevertheless have voting usufruct rights over 50% of the shares acquired. In addition, the shareholders’ agreement provides for rights of first offer, tag-along rights and a lock-up period in respect of Garanti shares owned by BBVA and Doğuş which will end on the earlier of (i) the end of the Phase 1 period, or (ii) March 22, 2014. Moreover, the parties will seek to maintain Garanti’s listing on the Istanbul Exchange and to distribute at least 25% of Garanti’s distributable profits as long as they hold a certain stake in Garanti. BBVA also has a perpetual option to purchase an additional 1% of Garanti, which will become exercisable on March 22, 2016.

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

As used in this particular section, the following terms have the following meanings:

(1) “U.S. Holder” means a beneficial owner of BBVA’s ADSs or ordinary shares that is for U.S. federal income tax purposes:

•	a citizen or an individual resident of the United States,

•	a corporation or other entity treated as a corporation, created or organized under the laws of the United States, any state therein or the District of Columbia, or

•	an estate or trust the income of which is subject to United States federal income tax without regard to its source.

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

Taxation of Dividends

Under Spanish law, cash dividends paid by BBVA to a holder of ordinary shares or ADSs who is not resident in Spain for tax purposes and does not operate through a permanent establishment in Spain, are subject to Spanish Non-Resident Income Tax, withheld at source at a 21% tax rate for 2012 and 2013 (after this period of time the tax rate is expected to be 19%). For these purposes, upon distribution of the dividend, BBVA or its paying agent will withhold an amount equal to the tax due according to the rules set forth above (i.e., applying a withholding tax rate of 21% for 2012 and 2013), transferring the resulting net amount to the depositary.

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

Scrip Dividend

As described under “Item 4. Information on the Company Business—Overview—Supervision and Regulation—Dividends”, the BBVA annual shareholders’ general meeting held on March 15, 2013, passed a resolution adopting two different free-of-charge capital increases for the implementation of a new “Dividendo Opción” scheme for this year, the first of which relates to the dividend traditionally paid in April and which execution we expect to complete in early May 2013. This dividend scheme lets the shareholders choose how they would like to receive their dividends: in cash or in new shares.

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

Taxation of Capital Gains

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish-source income and, therefore, are taxable in Spain. For Spanish tax purposes, gain recognized by you, if you are a U.S. Resident, from the sale of BBVA’s ADSs or ordinary shares will be treated as capital gains. Spanish Non-Resident Income Tax is levied at a 21% tax rate for 2012 and 2013 (after this period of time the tax rate is expected to be 19%) on capital gains recognized by persons who are not residents of Spain for tax purposes, who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain.

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

Corporations that are non-residents of Spain that receive BBVA’s shares or ADSs as a gift are subject to Spanish Non-Resident Income Tax at a 21% tax rate for 2012 and 2013 (after this period of time the tax rate is expected to be 19%) on the fair market value of such ordinary shares or ADSs as a capital gain tax. If the donee is a United States resident corporation, the exclusions available under the Treaty described in “—Taxation of Capital Gains” above will be applicable.

Spanish Transfer Tax

Transfers of BBVA’s ordinary shares or ADSs will be exempt from Transfer Tax (Impuesto sobre Transmisiones Patrimoniales) or Value-Added Tax. Additionally, no stamp duty will be levied on such transfers.

U.S. Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold the securities. The summary applies only to U.S. Holders (as defined under “Spanish Tax Considerations” above) that are eligible for the benefits of the Treaty and that hold ADSs or ordinary shares as capital assets for tax purposes and does not address all of the tax consequences, including the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax, and tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of accounting;

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

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ADSs or ordinary shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the ADSs or ordinary shares.

The summary is based upon the tax laws of the United States including the Code, the Treaty, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly with retroactive effect. In addition, the summary is based in part on representations by the depositary and assumes that each obligation provided for in or otherwise contemplated by BBVA’s deposit agreement and any other related document will be performed in accordance with its terms. Prospective purchasers of the ADSs or ordinary shares are urged to consult their tax advisors as to the U.S., Spanish or other tax consequences of the ownership and disposition of ADSs or ordinary shares in their particular circumstances, including the effect of any U.S. state or local tax laws.

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

Taxation of Distributions

Distributions, before reduction for any Spanish income tax withheld by BBVA or its paying agent, made with respect to ADSs or ordinary shares (other than certain pro rata distributions of ordinary shares or rights to subscribe for ordinary shares of its capital stock) will be includible in the income of a U.S. Holder as ordinary dividend income, to the extent paid out of BBVA’s current or accumulated earnings and profits as determined in accordance with U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of such dividends will generally be treated as foreign-source dividend income and will not be eligible for the “dividends-received deduction” generally allowed to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders will be taxable at favorable rates applicable to long-term capital gains. U.S. Holders should consult their own tax advisors to determine the availability of these favorable rates in their particular circumstances.

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

Sale or Other Disposition of ADSs or Shares

For U.S. federal income tax purposes, gain or loss realized by a U.S. Holder on the sale or other disposition of ADSs or ordinary shares will be capital gain or loss in an amount equal to the difference between the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year at the time of disposition. Gain or loss, if any, will generally be U.S. source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

Based upon certain proposed Treasury regulations which are proposed to be effective for taxable years beginning after December 31, 1994 (“Proposed Regulations”), we believe that we were not a PFIC for U.S. federal income tax purposes for our 2012 taxable year. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time and since there is no guarantee that the Proposed Regulations will be adopted in their current form and because the manner of the application of the Proposed Regulations is not entirely clear, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of an ADS or an ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ADS or the ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. The same treatment would apply to any distribution received by a U.S. Holder on its ordinary shares or ADSs to the extent that such distribution exceeds 125% of the average of the annual distributions on the ordinary shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the favorable tax rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. Certain elections may be available (including a mark-to-market election) that may provide alternative tax treatments. U.S. Holders should consult their tax advisors regarding whether we are or were a PFIC, the potential application of the PFIC rules to determine whether any of these elections for alternative treatment would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. If we were a PFIC for any taxable year during which a U.S. Holder held an ADS or ordinary share, such U.S. Holder may be required to file a report containing such information as the U.S. Treasury may require.

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

Certain U.S. Holders who are individuals (and under proposed Treasury regulations, certain entities controlled by individuals) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). Certain U.S. Holders who are entities may be subject to similar rules in the future. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to the ordinary shares or ADSs.

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

Market Risk Management

Market Risk in Trading Portfolio in 2012

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

The evolution of the BBVA Group’s market risk during 2012, measured as VaR without smoothing, with a 99% confidence level and 1-day horizon, was as follows:

The average daily VaR was €22 million in 2012, compared with €24 million in 2011 and €33 million in 2010. This decrease in the average daily VaR was basically related to the reduction of market activities in Europe which resulted in a reduction of its average risk by 14% year-on-year (having an average daily VaR of €13.8 million in 2012). This decrease was partially offset by the increase in the average risk faced by Global Market Bancomer and Global Market South America and Compass by 13% and 17%, respectively year-on-year (having average daily VaRs of €5.1 million and €3.5 million, respectively, in 2012) as a result of an increase in the volatility in Global Market Bancomer and an increase in the interest rate and spread factor in the case of Global Market South America.

The number of risk factors currently used to measure portfolio risk is around 2,200. This number varies according to the possibility of doing business with other underlying assets and in other markets.

By type of market risk assumed by the Group’s trading portfolio as of December 31, 2012, the main risks were interest rate and credit spread risks, which rose by €8 million compared with December 31, 2011. Equity risk decreased by €4 million compared with December 31, 2011, while currency correlation risk rose by €5 million compared with December 31, 2011, and currency risk remained stable year-on-year. The table below shows the components of VaR as of December 31, 2012 and 2011, respectively, and the average, maximum and minimum VaRs for the years then ended.

Risk	December 31, 2012	December 31, 2011
	(In Millions of Euros)
Interest/Spread risk	35	27
Currency risk	3	3
Stock-market risk	3	7
Vega/Correlation risk	9	4
Diversification effect(*)	(19)	(23)
Total	30	18
VaR average in the period	22	24
VaR max in the period	31	36
VaR min in the period	15	16

(*)	The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure (which implicitly reflects the correlation between all the individual risk factors and scenarios used in the measurement).

Stress testing is carried out using historical crisis scenarios. The base historical scenario is the collapse of Lehman Brothers in 2008.

Economic crisis scenarios are also prepared on an ad hoc basis for each of the BBVA Group’s treasuries and they are updated on a monthly basis. The most significant market risk positions are identified for these scenarios, and an assessment is made of the impact that changes in market variables may have on them. The economic scenarios are established and analyzed by the Group’s Market Stress Committee.

BBVA continues to work on improving and enriching the information provided by stress exercises. It prepares scenarios intended to detect the possible combination of changes in market variables that may significantly affect the result of BBVA’s trading portfolios; this complements the information provided by VaR analysis and historical scenarios and reinforces BBVA’s normal policies of risk measurement and control by serving as an alert indicator.

The internal market risk model is validated periodically by back-testing. The back-testing comparison performed with market risk management results for the parent company (which accounts for most of the Group’s market risk) follows the principles set out in the Basel Accord. It makes a day-on-day comparison between actual risks and those estimated by the model, and proved that the risk measurement model continued to work correctly throughout 2012.

In 2012, portfolio losses in BBVA, S.A. were higher than daily VaR on one occasion (none in the case of BBVA Bancomer). This number of exceptions is within the bands set in the tests used in the Basel model. Accordingly, no significant changes have been made neither to the methodology of measurement, nor to the parameters of the current measurement model.

By geographical area, and as an annual average, 64.5% of the market risk in 2012 corresponded to our trading desks in Europe, the U.S. and Asia and 35.5% to the Group’s banks in Latin America, 24.3% of which was in Mexico.

The breakdown of our risk exposure by categories of the instruments within the trading portfolio as of December 31, 2012, 2011 and 2010 was as follows:

	As of December 31,
	2012	2011	2010
Financial assets held for trading	(In Millions of Euros)
Debt securities	28,066	20,975	24,358
Government	23,411	17,989	20,397
Credit institutions	2,548	1,882	2,275
Other sectors	2,107	1,104	1,687
Trading derivatives	48,722	47,429	33,665

Market Risk in Non–Trading Activities in 2012

Structural Interest Rate Risk

Structural interest rate risk refers to the potential alteration of a company’s net interest income and/or total net-asset value caused by variations in interest rates. A financial institution’s exposure to adverse changes in market rates is a risk inherent in the banking business, while also presenting an opportunity to create value.

In 2012, the economic slowdown became more pronounced, particularly in the Eurozone, where the crisis was aggravated by the doubts regarding the capacity of certain peripheral countries to undertake fiscal and structural reforms. This situation led to new falls in interest rates in Europe, where they stood at all-time lows, as well as in the United States and Mexico. In South America, central banks maintained an expansive policy, despite upward pressure on inflation.

Movements in interest rates lead to changes in a bank’s net interest income and book value, which constitutes a key source of asset and liability interest rate risk. The extent of impacts of this kind will depend on the bank’s exposure to changes in interest rates. This exposure is mainly the result of the time difference between the repricing and maturities of the different products on the banking book. The accompanying chart shows the difference between the interest rate sensitivity of assets on our banking book which will reprice within a specific period of time and the interest rate sensitivity of liabilities on our banking book which will reprice within such period of time, showing our exposure to changes in interest rates as of December 31, 2012.

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

In addition, sensitivity is measured to a standard deviation of 100 basis points for all the market yield curves. The chart below shows the asset and liability interest rate profile of the main entities in the BBVA Group, according to their sensitivities, as of December 31, 2012.

The risk appetite of each entity is determined by the Executive Committee and expressed through the limits structure, which is one of the mainstays in our control policies. The maximum negative impacts, in terms of both earnings and value, are in this way controlled in each of the Group’s entities through a limits policy. Active balance sheet management in 2012 has enabled the Group’s exposure to be maintained in keeping with its target risk profile, as presented in the chart below, which shows average limits used in each of the Group entities.

The risk measurement model is supplemented by analysis of specific scenarios and stress tests. Stress tests have taken on particular importance in recent years. Progress has therefore been made in the analysis of extreme scenarios in a possible breakthrough in both current interest rate levels and historical correlations and volatility. At the same time, the evaluation of scenarios forecast by BBVA Research has been maintained. In addition, monitoring of the contribution to risk by portfolios, factors and regions, and its subsequent integration into joint measurements, continued during 2012.

The table below shows the estimated impact on the BBVA Group’s net interest income and economic value for 2012 of a 100 basis point increase and decrease in average interest rates for the year.

	Impact on Net Interest Income		Impact on Economic Value(1)
	100 Basis-Point Increase	100 Basis-Point Decrease	100 Basis-Point Increase	100 Basis-Point Decrease
BBVA Group	+0.88%	-0.71%	+1.02%	-1.92%

(1)	Percentage relating to equity.

Structural Exchange Rate Risk

Structural exchange rate risk management in BBVA aims to minimize the potential negative impact from fluctuations in exchange rates on the capital ratios and the contribution to earnings of international investments maintained on a long-term basis by the Group.

The CRM area acts as an independent unit responsible for monitoring and analyzing risks, standardizing risk management metrics and providing tools that can anticipate potential deviations from targets. It also monitors the level of compliance with established risk limits, and reports regularly to the RMC, the Board of Directors’ Risk Committee and the Executive Committee, particularly in the case of deviations in the levels of risk assumed.

The Balance Sheet Management unit, through the ALCO, designs and executes the risk mitigation strategies with the main objective of minimizing the effect of exchange rate fluctuations on capital adequacy ratios, as well as assuring the equivalent value in euros of the foreign-currency earnings of the Group’s various subsidiaries, and adjusting transactions according to market expectations and risk mitigation measures costs. The Balance Sheet Management area carries out this work by ensuring that the Group’s risk profile is, at all times, adapted to the framework defined by the limits structure authorized by the Executive Committee. To do so, it uses risk metrics obtained according to the corporate model designed by the Global Risk Management (“GRM”) area.

The corporate model is based on simulating exchange rate scenarios, based on historical trends for the past five years (based on weekly data), and evaluating the impact on capital ratios, equity and the Group’s income statement.

The risk mitigation measures aimed at reducing exchange rate risk exposures are considered in calculating risk estimates. Diversification resulting from investments in different geographical areas is also considered through the analysis of historical correlations between different currencies.

Our model provides a distribution of the impact on three core elements (capital ratios, equity and the Group’s income statement) and helps determine their maximum adverse deviation for a particular confidence level and time horizon (of 3, 6 or 12 months), depending on market liquidity in each currency. The use of these holding periods assumes that all the exposures can be fully mitigated within those periods of time. The exposure is determined with a confidence level of 99%.

The Executive Committee authorizes the system of limits and alerts for these risk measurements, which include a sub-limit on the economic capital (an unexpected loss arising from the currency risk of investments financed in foreign currency).

In order to try to mitigate our model’s limitations, the risk measurements are complemented with analyses of scenarios, stress testing and back-testing, thus giving a more complete overview of the Group’s exposure to structural exchange rate risk.

In 2012, in a context characterized by market volatility and uncertainty, a policy of prudence has been maintained, which has moderated the risk assumed despite the growing contribution of the “non-euro” area to the Group’s earnings and equity. The risk mitigation level of the carrying value of the BBVA Group’s holdings in foreign currency has remained at 42% on average. The estimated exposure coverage of 2012 earnings in foreign currency has been 47%.

In 2012, the average asset exposure sensitivity to a 1% depreciation in exchange rates stood at €188 million, 33% of which related to the Mexican peso, 25% to South American currencies, 23% to Asian and Turkish currencies, and 16% to the U.S. dollar.

Structural Risk in Equity Portfolio

The BBVA Group’s exposure to structural equity risk is basically derived from investments in industrial and financial companies with medium- and long-term investment horizons. This exposure is mitigated through net short positions held in derivatives of the underlying securities, used to limit portfolio sensitivity to potential falls in prices.

The GRM area is responsible for measuring and effectively monitoring structural risk in the equity portfolio. To do so, it estimates the sensitivity figures and the capital necessary to cover possible unexpected losses due to the variations in the trading value of the companies making up the Group’s equity portfolio, at a confidence level that corresponds to Group’s target risk profile, and taking into account the liquidity of the positions and the statistical performance of the securities under consideration. These figures are supplemented by periodic stress tests, back-testing and scenario analyses.

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

A core principle of the BBVA Group’s liquidity management is the financial independence of our banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation. Accordingly, the Group maintains a liquidity pool at an individual entity level, both in Banco Bilbao Vizcaya Argentaria, S.A. and in our banking subsidiaries, including BBVA Compass, BBVA Bancomer and our Latin American subsidiaries. The only exception to this principle is Banco Bilbao Vizcaya Argentaria (Portugal), S.A., which is funded by Banco Bilbao Vizcaya Argentaria, S.A. Banco Bilbao Vizcaya Argentaria (Portugal), S.A. accounted for 0.91% of our total consolidated assets and 0.43% of our total consolidated liabilities, as of December 31, 2012.

The management and monitoring of liquidity risk is carried out comprehensively in each of the BBVA Group’s business units using a double (short- and long-term) approach. The short-term liquidity approach has a time horizon of up to 365 days. It is focused on the management of payments and collections from the Treasury and market activity, and includes operations specific to the area and the possible liquidity requirements of each Group entity. The medium-term approach is focused on financial management of the whole consolidated balance sheet, with a time horizon of one year or more.

The ALCO within each business unit is responsible for the comprehensive management of liquidity. The Balance Sheet Management unit, as part of the Financial Division, analyzes the implications of the Bank’s various projects in terms of finance and liquidity and their compatibility with the target financing structure and the situation of the financial markets. The Balance Sheet Management unit executes the resolutions agreed by the ALCO in accordance with the agreed budgets and manages liquidity risk using a broad scheme of limits, sub-limits and alerts approved by the Executive Committee. The GRM measures and controls these limits independently and provides the managers with support tools and metrics needed for decision-making.

Each of the local risk areas, which are independent from the local managers, complies with the corporate principles of liquidity risk control established by GRM, the global unit which is in charge of structural risks for the entire BBVA Group.

At the level of each BBVA Group entity, the managing areas request and propose a scheme of quantitative and qualitative limits and alerts related to short- and medium-term liquidity risks. Once agreed with GRM, controls and limits are proposed to the Bank’s Board of Directors (through its delegate bodies) for approval at least once a year. The proposals submitted by GRM are adapted to the situation of the markets according to the risk appetite level aimed for by the Group.

The development and updating of the Group’s Corporate Liquidity and Finance Policy has contributed to the strict adjustment of liquidity risk management in terms of limits and alerts, as well as in procedures. In accordance such policy, GRM carries out regular measurements of risk incurred and monitors the consumption of limits. It develops management tools and adapts valuation models, carries out regular stress tests and reports on the liquidity risk levels to ALCO and the Group’s Management Committee on a monthly basis. Its reports to the management areas and Management Committee are more frequent.

Under the current Contingency Plan, the frequency of communication and the nature of the information provided are decided by the Liquidity Committee at the proposal of the Technical Liquidity Group (“TLG”). In the event of an alert or possible crisis, the TLG carries out an initial analysis of the liquidity situation (short- or long-term) of the entity affected.

The TLG is made up of technical staff from the Short-Term Cash Desk, the Balance Sheet Management and Structural Risk areas. If the alert signals established make clear that a situation of tension has arisen, the TLG informs the Liquidity Committee (made up of managers of the corresponding areas). The Liquidity Committee is responsible for calling the Financing Committee, if appropriate, which is made up of the BBVA’s President and COO and the managers from the Financial Area, the GRM, Global Business and the Operating Segment of the country affected.

One of the most significant aspects that have affected the BBVA Group in 2012 and in previous years is the continuation of the sovereign debt crisis, during which the role played by official bodies in the Eurozone and the ECB have been key in ensuring liquidity in the European banking system.

Our principal source of funds is our customer deposit base, which consists primarily of demand, savings and time deposit accounts. In addition to relying on our customer deposits, the Group also accesses the interbank market (overnight and time deposits) and domestic and international capital markets for our additional liquidity requirements. To access the capital markets, the Group has in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. The Group also generally maintains a diversified liquidity pool of liquid assets and securitized assets at an individual entity level. Another source of liquidity is our generation of cash flow from our operations. Finally, we supplement our funding requirements with loans from the Bank of Spain and the European Central Bank (ECB) or the respective central banks of the countries where our subsidiaries are located.

The table below shows the types and amounts of securities included within the liquidity pool of Banco Bilbao Vizcaya Argentaria S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A. and each of our significant subsidiaries as of December 31, 2012:

	BBVA Eurozone(1)	BBVA Bancomer	BBVA Compass	Others
	(in Millions of Euros)
Cash and balances with central banks	10,106	5,950	4,310	6,133
Assets for credit operations with central banks	33,086	6,918	10,215	7,708
Central governments issues	25,148	3,865	—	7,275
Of Which: Spanish government securities	21,729	—	—	—
Other issues	7,939	3,053	3,627	432
Loans	—	—	6,587	—
Other non-eligible liquid assets	3,975	460	198	765

Accumulated available balance	47,167	13,328	14,723	14,606

(1)	Includes Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A.

In recent years, the regulators have established new requirements with the aim of strengthening the balance sheets of banks and making them more resistant to potential short-term liquidity shocks. The Liquidity Coverage Ratio (“LCR”) is the metric proposed by the Committee on Banking Supervision of the Bank for International Settlements in Basel to achieve this objective. It aims to ensure that financial institutions have a sufficient stock of liquid assets to allow them to survive a 30-day liquidity stress scenario. Some aspects of the document published by the Committee on Banking Supervision in December 2010 were updated and made more flexible in January 2013. The revised LCR standards provide for a phased-in implementation of LCR beginning on January 1, 2015. In the first year, banks would be required to maintain an LCR of 60%. The required LCR would climb by 10 percentage points each year until it is fully implemented at 100% on January 1, 2019. However, the frequency for reporting information to the supervisory bodies has been increased from a quarterly basis to a monthly basis since January 2013.

Finally, until 2015, the Basel Committee intends to prioritize its review of the long-term funding ratio (more than twelve months) or Net Stable Funding Ratio (“NSFR”), which was introduced in the December 2010 Basel III liquidity framework alongside the LCR with the aim of increasing the weight of medium- and long-term funding on the banks’ balance sheets. The BBVA Group has continued to develop a plan to adapt to these regulatory ratios so as to allow it to adopt best practices and the most effective and strict criteria for their implementation sufficiently in advance.

Below is a breakdown by contractual maturity of the balances of certain headings in our consolidated balance sheets as of December 31, 2012, 2011 and 2010:

Contractual Maturities 2012	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
Assets -	(In Millions of Euros)
Cash and balances with central banks	33,396	2,539	608	366	508	—	37,417
Loans and advances to credit institutions	3,633	14,641	1,516	1,813	3,678	1,187	26,468
Loans and advances to customers	23,305	34,848	22,615	43,619	96,879	145,024	366,291
Debt securities	198	3,247	4,573	12,853	48,052	40,644	109,568
Derivatives (trading and hedging)	—	1,332	1,370	3,783	15,682	31,449	53,616
Total	60,531	56,608	30,682	62,435	164,799	218,305	593,360

Liabilities -
Deposits from central banks	18	8,357	3,235	—	34,543	350	46,504
Deposits from credit institutions	3,966	31,174	2,415	8,089	9,611	4,204	59,459
Deposits from customers	138,282	51,736	15,772	50,745	26,658	8,384	291,577
Debt certificates (including bonds)	—	6,140	4,146	18,116	39,332	15,126	82,860
Subordinated liabilities	—	50	—	724	3,243	7,104	11,122
Other financial liabilities	4,899	1,809	382	252	841	34	8,216
Short positions(*)	6,580	—	—	—	—	—	6,580
Derivatives (trading and hedging)	—	1,105	1,264	3,813	15,366	30,767	52,316
Total	153,744	100,372	27,214	81,741	129,594	65,969	558,633

Contractual Maturities 2011	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
Assets -	(In Millions of Euros)
Cash and balances with central banks	28,066	1,444	660	330	426	—	30,927
Loans and advances to credit institutions	2,771	7,551	1,393	3,723	7,608	2,967	26,013
Loans and advances to customers	18,021	38,741	22,887	45,818	93,138	141,251	359,855
Debt securities	842	2,297	2,761	8,025	39,603	34,199	87,727
Derivatives (trading and hedging)	—	1,798	1,877	4,704	16,234	27,368	51,981
Total	49,699	51,831	29,578	62,601	157,010	205,784	556,503

Liabilities -
Deposits from central banks	3	19,463	2,629	—	11,040	1	33,136
Deposits from credit institutions	2,202	27,266	4,374	5,571	15,964	3,669	59,047
Deposits from customers	116,924	69,738	17,114	41,397	28,960	6,861	280,994
Debt certificates (including bonds)	—	2,032	1,880	11,361	45,904	17,144	78,321
Subordinated liabilities	—	—	110	38	4,893	9,500	14,541
Other financial liabilities	5,015	1,283	355	490	1,254	1,307	9,704
Short positions(*)	4,611	—	—	—	—	—	4,611
Derivatives (trading and hedging)	—	1,687	1,636	5,232	15,533	25,313	49,401
Total	128,755	121,469	28,098	64,089	123,548	63,796	529,755

Contractual Maturities 2010	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
Assets -	(In Millions of Euros)
Cash and balances with central banks	17,275	1,497	693	220	282	—	19,967
Loans and advances to credit institutions	2,471	10,590	1,988	1,658	4,568	2,329	23,604
Loans and advances to customers	16,543	33,397	21,127	49,004	85,800	141,338	347,209
Debt securities	497	3,471	12,423	8,123	35,036	28,271	87,821
Derivatives (trading and hedging)	—	636	1,515	3,503	13,748	17,827	37,229
Total	36,786	49,591	37,746	62,508	139,434	189,765	515,830

Liabilities -
Deposits from central banks	50	5,102	3,130	2,704	—	1	10,987
Deposits from credit institutions	4,483	30,031	4,184	3,049	9,590	5,608	56,945
Deposits from customers	111,090	69,625	21,040	45,110	21,158	6,818	274,841
Debt certificates (including bonds)	96	5,243	10,964	7,159	42,907	15,843	82,212
Subordinated liabilities	—	537	3	248	2,732	13,251	16,771
Other financial liabilities	4,177	1,207	175	433	647	1,564	8,203
Short positions(*)	4,047	—	—	—	—	—	4,047
Derivatives (trading and hedging)	—	826	1,473	3,682	12,813	16,037	34,831
Total	123,943	112,571	40,969	62,385	89,847	59,122	488,837

(*)	The maturities of short positions are basically on demand.

Changes in our assets and liabilities balances as of December 31, 2012 compared to December 31, 2011, were mainly related to the acquisition of Unnim in July 2012. Changes in our assets and liabilities balances as of December 31, 2011 compared to December 31, 2010, were attributable in part to the acquisition of a 25.01% stake in Garanti in March 2011. For additional information, see Note 3 to our Consolidated Financial Statements.

Credit Risk Management

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge a contractual obligation due to the insolvency or incapacity of the natural or legal persons involved.

Maximum exposure to credit risk

The BBVA Group’s maximum credit risk exposure is calculated as follows:

•

In the case of a financial asset recognized in the consolidated balance sheet, exposure to credit risk is considered equal to its gross accounting value, not including certain valuation adjustments (such as impairment losses), with the sole exception of trading and hedging derivatives.

•

In the case of financial guarantees granted by the Group, the maximum exposure is equal to the maximum amount that the Group would be liable for if these guarantees were called in, which is equivalent to their carrying amount.

•	Our calculation of risk exposure for derivatives is based on the sum of two factors: the derivatives market value and their potential risk (or “add-on”).

The first factor, market value, reflects the difference between original commitments and market values on the reporting date (“mark-to-market”). As indicated in Note 2.2.1 to the Consolidated Financial Statements, derivatives are accounted for as of each reporting date at fair value according to IAS 39.

The second factor, potential risk (“add-on”), is an estimate (using our internal models) of the maximum increase to be expected on risk exposure over a derivative market value (at a given statistical confidence level) as a result of future changes in valuation prices in the residual term to final maturity of the transaction.

The consideration of the potential risk (“add-on”) relates the risk exposure to the exposure level at the time of a customer’s default. The exposure level will depend on the customer’s credit quality and the type of transaction with such customer. Given the fact that default is an uncertain event which might occur any time during the life of a contract, the Group has to consider not only the credit exposure of the contract on the reporting date, but also the potential changes in exposure during the life of the contract. This is especially important for derivative contracts, whose valuation changes substantially throughout time, depending on the fluctuation of market prices.

Credit risk originating from the derivatives in which the Group operates is mitigated through the contractual rights existing for offsetting accounts at the time of their settlement. This has reduced the Group’s exposure to credit risk to €43,133 million as of December 31, 2012 (compared to €37,817 million and €27,026 million as of December 31, 2011 and 2010, respectively).

The BBVA Group’s maximum credit risk exposure by headings in the balance sheet as of December 31, 2012, 2011 and 2010 is provided in the table below. The amounts reflected in the table do not reflect the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instruments and counterparties.

Maximum Credit Risk Exposure	2012	2011	2010
Financial assets held for trading	28,066	20,975	24,358
Debt securities	28,066	20,975	24,358
Government	23,411	17,989	20,397
Credit institutions	2,548	1,882	2,274
Other sectors	2,107	1,104	1,687
Other financial assets designated at fair value through profit or loss	753	708	691
Debt securities	753	708	691
Government	174	129	70
Credit institutions	45	44	87
Other sectors	534	535	535
Available-for-sale financial assets	66,612	52,008	50,602
Debt securities	66,612	52,008	50,602
Government	42,762	35,801	33,074
Credit institutions	13,224	7,137	11,235
Other sectors	10,626	9,070	6,293
Loans and receivables	396,468	388,949	373,037
Loans and advances to credit institutions	26,447	26,013	23,604
Loans and advances to customers	366,047	359,855	347,210
Government	35,043	35,090	31,224
Agriculture	4,886	4,841	3,977
Industry	32,789	37,217	36,578
Real estate and construction	49,305	50,989	55,854
Trade and finance	52,158	55,748	53,830
Loans to individuals	154,383	139,063	135,868
Other	37,483	36,907	29,879
Debt securities	3,974	3,081	2,223
Government	2,375	2,128	2,040
Credit institutions	576	631	6
Other sectors	1,023	322	177
Held-to-maturity investments	10,162	10,955	9,946
Government	9,210	9,896	8,792
Credit institutions	393	451	552
Other sectors	560	608	602
Derivatives (trading and hedging) (1)	59,755	57,077	44,762
Subtotal	561,816	530,672	503,396
Valuation adjustments	403	594	299
Total Financial Assets Risk	562,219	531,266	503,695

Financial guarantees (including bank guarantees and letter of credits)	39,540	39,904	36,441
Drawable by third parties	86,227	88,978	86,790
Government	1,360	3,143	4,135
Credit institutions	1,946	2,417	2,303
Other sectors	82,921	101,314	80,352
Other contingent commitments	6,871	4,787	3,784
Total Contingent Risks and Commitments	132,638	133,670	127,015

Total Maximum Credit Exposure	694,857	664,936	630,710

(1)	Reflects their market value on the reporting date and the estimated potential risk of these transactions on their due date. Accordingly, these amounts are different from those reflected in our balance sheet (which only considers their carrying amounts). We believe the information on trading and hedging derivatives set out in this table to provide a better reflection of the related maximum credit risk exposure.

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

The policy of accepting risks is therefore organized into three different levels in the BBVA Group:

•	Analysis of the financial risk of the operation, based on the debtor’s capacity for repayment or generation of funds;

•	The creation of guarantees that are adequate, or generally accepted, based on the risk assumed (i.e., monetary, secured, personal or hedge guarantees); and

•	Assessment of the repayment risk (asset liquidity) of the guarantees received.

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

•	Debt securities. Guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Held-to-maturity investments: guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Financial guarantees, other contingent exposures and drawable by third parties: these have the counterparty’s personal guarantee.

Our collateralized credit risk as of December 31, 2012, 2011 and 2010, excluding balances deemed impaired, is broken down in the table below:

Collateralized Credit Risk	2012	2011	2010
	(In Millions of Euros)
Mortgage loans	139,228	130,703	132,630
Operating assets mortgage loans	4,357	3,732	3,638
Home mortgages	120,133	109,199	108,224
Rest of mortgages(1)	14,738	17,772	20,768
Secured loans, except mortgage	28,465	29,353	18,155
Cash guarantees	419	332	281
Secured loan (pledged securities)	997	590	563
Rest of secured loans(2)	27,049	28,431	17,310

Total	167,693	160,056	150,785

(1)	Refers to real estate loans which are secured with properties (other than residential properties) in respect of which we provide financing to the borrower to buy or to construct such properties.
(2)	Includes loans whose collateral consists of cash, other financial assets or partial guarantees.

As of December 31, 2012, in relation to mortgages, the average weighted amount pending loan amortization was 51% of the collateral pledged (52% as of December 31, 2011 and 53% as of December 31, 2010).

Credit quality of financial assets that are neither past due nor impaired

We have enhanced our credit quality requirements for new loan generation by applying stricter criteria to new transactions with Spanish customers based on their creditworthiness. In particular, we have lowered the maximum acceptable percentage which monthly principal and interest payments associated with a proposed new loan may represent of the monthly income of the relevant customer to a range of 33%-50%, depending on available collateral and other financial guarantees. We have also lowered our maximum acceptance loan-to-value ratio (i.e., requiring more collateral per unit of lending) to a range of 80-100%, depending on available collateral and other guarantees. We have focused our efforts on reducing our real estate exposure mainly by decreasing new loan generation, mainly in Spain, and improving loan recovery in the real estate sector.

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

Scoring

Scoring is a decision-making model that contributes to both the arrangement and management of retail loans (consumer loans, mortgages, credit cards for individuals, etc.). Scoring is the tool used to decide to whom a loan should be assigned, what amount should be assigned and what strategies can help establish the price, as it is an algorithm that sorts transactions by their credit quality. This algorithm enables the BBVA Group to assign a score to each transaction proposed by a customer, on the basis of a series of objective characteristics that have statistically been shown to discriminate between the quality and risk of this type of transactions. The advantage of scoring lies in its simplicity and homogeneity. All that is needed is a series of objective data for each customer, and this data is analyzed automatically using an algorithm.

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

Rating

Rating tools, as opposed to scoring tools, do not assess transactions but focus on the rating of customers (companies, corporations, SMEs, public authorities, etc.) instead. A rating tool is an instrument that, based on a detailed financial study, helps determine a customer’s ability to meet his/her financial obligations. The final rating is usually a combination of various factors: on the one hand, quantitative factors, and on the other hand, qualitative factors. It is a middle road between an individual analysis and a statistical analysis.

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

The table below shows the abridged scale used to classify our outstanding risk as of December 31, 2012:

	Probability of default (basic points)
Internal rating Reduced List (17 groups)	Average	Minimum from >=	Maximum
AAA	1	—	2
AA+	2	2	3
AA	3	3	4
AA-	4	4	5
A+	5	5	6
A	8	6	9
A-	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B-	785	581	1,061
C	2,122	1,061	4,243

The table below outlines the distribution of exposure, including derivatives by internal ratings, to corporations, financial entities and institutions (excluding sovereign risk), of the BBVA Group’s main entities as of December 31, 2012 and 2011:

	2012		2011
Credit Risk Distribution by Internal Rating	Amount	%	Amount	%
	(In Millions of Euros, Except Percentages)
AAA/AA+/AA/AA-	24,091	9.95%	47,047	18.42%
A+/A/A-	73,526	30.37%	94,192	36.88%
BBB+	31,951	13.20%	23,685	9.27%
BBB	23,410	9.67%	10,328	4.04%
BBB-	26,788	11.07%	10,128	3.97%
BB+	15,185	6.27%	12,595	4.93%
BB	10,138	4.19%	11,361	4.45%
BB-	8,493	3.51%	14,695	5.75%
B+	8,504	3.51%	10,554	4.13%
B	8,246	3.41%	11,126	4.36%
B-	5,229	2.16%	6,437	2.52%
CCC/CC	6,501	2.69%	3,266	1.28%

Total	242,064	100.00%	255,414	100.00%

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

•

In order to properly manage risk concentration and, if necessary, take action on such risks, various different levels of monitoring have been implemented according to the global risk level of a customer. Any risk concentrations with one customer or group that are expected to generate losses of more than €18 million are authorized and monitored directly by the Bank’s Board of Directors Risk Committee. Financial assets past due but not impaired

The table below provides details of financial assets past due as of December 31, 2012, 2011 and 2010 but not considered to be impaired, listed by their first due date:

	2012			2011			2010
Financial Assets Past Due but Not Impaired	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
	(In Millions of Euros)
Loans and advances to credit institutions	21	—	—	—	—	—	—	—	—
Loans and advances to customers	1,075	623	312	1,998	392	366	1,082	311	277
Government	90	213	6	186	47	23	122	27	27
Other sectors	985	410	306	1812	345	343	960	284	250
Debt securities	—	—	—	—	—	—	—	—	—

Total	1,075	623	312	1,998	392	366	1,082	311	277

Impaired assets and impairment losses

The table below shows the composition of the balance of the impaired financial assets and risks as of December 31, 2012, 2011 and 2010, broken down by heading in the accompanying consolidated balance sheet:

Impaired Risks. Breakdown by Type of Asset and by Sector	2012	2011	2010
	(In Millions of Euros)
IMPAIRED RISKS ON BALANCE
Available-for-sale financial assets	90	125	140
Debt securities	90	125	140
Loans and receivables	20,325	15,685	15,472
Loans and advances to credit institutions	28	28	101
Loans and advances to customers	20,287	15,647	15,361
Debt securities	10	10	10
Total Impaired Risks on Balance(1)	20,415	15,810	15,612
Impaired Risks Off Balance
Contingent risks impaired(2)	317	219	324
Total impaired risks(1) + (2)	20,732	16,029	15,936
Of which:
Government	165	135	124
Credit institutions	73	84	129
Other sectors	20,177	15,590	15,360
Mortgage	13,843	9,639	8,627
With partial secured loans	113	83	159
Rest	6,221	5,868	6,574
Unsecured customers loans	4,517	3,884	3,779
Overdrafts	178	460	408
Commercial credit	392	304	364
Credit accounts	342	224	366
Credit cards	35	42	72
Other advances	757	954	1,387
Contingent Risks Impaired	317	219	324

TOTAL IMPAIRED RISKS	20,732	16,029	15,936

The changes in 2012, 2011 and 2010 in the impaired financial assets and contingent risks are as follows:

Changes in Impaired Financial Assets and Contingent Risks	2012	2011	2010
	(In Millions of Euros)
Balance at the beginning	16,029	15,936	15,928
Additions(A)	14,484	13,045	13,207
Decreases(B)	(8,293)	(9,079)	(9,138)
Cash collections and return to performing	(6,018)	(6,044)	(6,267)
Foreclosed assets(1)	(1,105)	(1,417)	(1,513)
Real estate assets received in lieu of payment(2)	(1,170)	(1,618)	(1,358)
Net additions(A)+(B)	6,191	3,966	4,069
Amounts written-off	(4,393)	(4,093)	(4,307)
Exchange differences and other (Unnim)	2,905	221	246
Balance at the end	20,732	16,029	15,936

(1)	Reflects the aggregate amount of impaired loans derecognized from our balance sheet throughout the period as a result of mortgage recoveries. Equals derecognition related to additions of “Foreclosed assets auctioned” (totaling €1,044 million, €1,326 million and €1,407 million in 2012, 2011 and 2010, respectively) and additions of “Foreclosed assets from finance leases” (totaling €61 million, €91 million and €106 million in 2012, 2011 and 2010, respectively). See Note 16 to our Consolidated Financial Statements for additional information.
(2)	Reflects the aggregate amount of impaired loans derecognized from our balance sheet throughout the period as a result of real estate assets received in lieu of payment. Does not reflect acquisitions of real estate assets from distressed customers whose loans are not impaired. For information on the total balance of real estate assets received from distressed customers in lieu of payment (net of impairment losses) as of December 31, 2012, see Note 22 to our Consolidated Financial Statements.

Below are details of the impaired financial assets as of December 31, 2012, 2011 and 2010, classified by geographical area and by the time since their oldest past-due amount or the period since they were deemed impaired:

2012	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
	(In Millions of Euros)
Spain	6,495	1,742	1,575	6,297	16,109
Rest of Europe	495	75	54	317	941
Mexico	941	112	153	289	1,495
South America	840	115	41	116	1,112
United States	639	26	13	80	758
Rest of the world	—	—	—	1	1

Total	9,409	2,070	1,836	7,100	20,415

2011	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
	(In Millions of Euros)
Spain	4,640	1,198	1,187	4,482	11,507
Rest of Europe	217	38	41	235	531
Mexico	809	141	130	199	1,280
South America	767	66	38	109	980
United States	634	211	117	549	1,511
Rest of the world	—	—	—	1	1

Total	7,068	1,653	1,513	5,572	15,810

2010	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
	(In Millions of Euros)
Spain	5,279	1,064	798	4,544	11,685
Rest of Europe	106	24	24	55	209
Mexico	753	60	69	324	1,206
South America	720	51	31	74	876
United States	1,110	84	111	331	1,636
Rest of the world	—	—	1	—	—

Total	7,968	1,284	1,034	5,327	15,612

Below are details of the impaired financial assets as of December 31, 2012, 2011 and 2010, classified by type of loan in accordance with its associated guarantee, and by the time since their oldest past-due amount or the period since they were deemed impaired:

2012	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
	(In Millions of Euros)
Mortgage	5,156	1,507	1,405	5,775	13,843
Residential mortgage	1,601	529	474	1,738	4,343
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	725	256	193	1,097	2,271
Rest of residential mortgage(2)	742	335	321	1,177	2,575
Plots and other real estate assets	2,088	386	416	1,763	4,654
Other partially secured loans	113	—	—	—	113
Unsecured loans	4,140	563	432	1,325	6,459	(1)

Total	9,409	2,070	1,836	7,100	20,415

2011	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
	(In Millions of Euros)
Mortgage	3,570	1,055	979	4,033	9,639
Residential mortgage	1,080	390	357	1,373	3,200
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	630	210	160	795	1,795
Rest of residential mortgage(2)	490	138	167	659	1,454
Plots and other real estate assets	1,370	317	295	1,206	3,188
Other partially secured loans	83	—	—	—	83
Unsecured loans	3,414	598	534	1,541	6,087	(1)

Total	7,067	1,653	1,513	5,574	15,810

2010	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
	(In Millions of Euros)
Mortgage	3,301	946	763	3,617	8,627
Residential mortgage	629	304	271	1,472	2,676
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	561	128	100	602	1,391
Rest of residential mortgage(2)	701	132	99	593	1,525
Plots and other real estate assets	1,410	382	293	950	3,035
Other partially secured loans	159	—	—	—	159
Unsecured loans	4,507	338	271	1,710	6,628

Total	7,967	1,284	1,034	5,327	15,612

(1)	For additional information see “Impaired assets and impairment losses” above.
(2)	Refers to residential real estate loans which are secured by properties (other than those currently used as the family residential property of the borrower) and to loans through which we provide financing to a borrower to construct residential properties until such properties are finished and sold.

Below is the accumulated financial income accrued from impaired assets as of December 31, 2012, 2011 and 2010 that are not recognized in our consolidated income statement due to the existence of doubts as to the collection of these assets:

	2012	2011	2010
	(In Millions of Euros)
Financial Income from Impaired Assets	2,405	1,908	1,717

As of December 31, 2012, 2011 and 2010, the non-performing loan and coverage ratios of the transactions recorded under the “Loans and advances to customers” and “Contingent risk” headings of our consolidated balance sheet were as follows:

BBVA Group Ratios	2012	2011	2010
	(Percentage)
NPA ratio	5.1	4.0	4.1
NPA coverage ratio	71.9	61.1	62.0

Impairment losses

Below is a breakdown of the provisions recorded on our consolidated balance sheet covering estimated impairment losses in financial assets and contingent risks as of December 31, 2012, 2011 and 2010, classified according to the different headings used in our consolidated balance sheet:

Impairment Losses and Provisions for Contingent Risks	2012	2011	2010
	(In Millions of Euros)
Available-for-sale portfolio	342	569	619
Loans and receivables	14,534	9,469	9,473
Loans and advances to customers	14,484	9,409	9,396
Loans and advances to credit institutions	33	47	67
Debt securities	17	12	10
Held to maturity investment	—	1	1
Impairment losses	14,876	10,039	10,093
Provisions to Contingent Risks and Commitments	341	291	264

Total	15,217	10,330	10,357

Of which:
For impaired portfolio	10,117	7,058	7,507
For currently non-impaired portfolio	5,100	3,272	2,850

Below are the changes in the estimated impairment losses for the years ended December 31, 2012, 2011 and 2010, broken down by the headings used in our consolidated balance sheet:

2012	Available-for- Sale Portfolio	Held to Maturity Investment	Loans and Receivables	Contingent Risks and Commitments	Total
	(In Millions of Euros)
Balance at the beginning	569	1	9,469	291	10,329
Increase in impairment losses charged to income	74	1	10,578	105	10,757
Decrease in impairment losses credited to income	(31)	—	(2,304)	(44)	(2,379)
Impairment losses (net)	43	1	8,273	61	8,378
Entities incorporated/disposed in the year	1	—	2,066	5	2,073
Transfers to written-off loans	(18)	—	(4,125)	—	(4,143)
Exchange differences and other	(254)	(1)	(1,150)	(16)	(1,420)

Balance at the end	342	—	14,534	341	15,217

2011	Available-for- Sale Portfolio	Held to Maturity Investment	Loans and Receivables	Contingent Risks and Commitments	Total
	(In Millions of Euros)
Balance at the beginning	619	1	9,473	264	10,356
Increase in impairment losses charged to income	62	—	6,041	17	6,121
Decrease in impairment losses credited to income	(37)	—	(1,513)	(24)	(1,574)
Impairment losses (net)	25	—	4,528	(6)	4,547
Entities incorporated in the year	—	—	305	12	318
Transfers to written-off loans	(75)	—	(4,039)	—	(4,114)
Exchange differences and other	—	—	(798)	22	(776)

Balance at the end	569	1	9,469	291	10,330

2010	Available-for- Sale Portfolio	Held to Maturity Investment	Loans and Receivables	Contingent Risks and Commitments	Total
	(In Millions of Euros)
Balance at the beginning	449	1	8,805	243	9,498
Increase in impairment losses charged to income	187	—	7,020	62	7,268
Decrease in impairment losses credited to income	(32)	—	(2,204)	(40)	(2,276)
Impairment losses (net)	155	—	4,816	22	4,993
Transfers to written-off loans	(57)	—	(4,431)	—	(4,488)
Exchange differences and other	72	—	283	(1)	354

Balance at the end	619	1	9,473	264	10,357

The following table shows the changes in impaired financial assets written off from the balance sheet for the years ended December 31, 2012, 2011 and 2010 because the possibility of their recovery was deemed remote:

Changes in Impaired Financial Assets Written-Off from the Balance Sheet	2012	2011	2010
	(In Millions of Euros)
Balance at the beginning	15,871	13,367	9,833
Increase	4,364	4,284	4,788
Decrease	(1,754)	(1,895)	(1,447)
Re-financing or restructuring	(9)	(4)	(1)
Cash recovery	(337)	(327)	(253)
Foreclosed assets	(133)	(29)	(5)
Sales of written-off	(284)	(840)	(342)
Debt forgiveness	(541)	(604)	(217)
Time-barred debt and other causes	(450)	(91)	(629)
Net exchange differences	785	115	193

Balance at the end	19,266	15,871	13,367

As indicated in Note 2.2.1 to our Consolidated Financial Statements, although they are not recognized in our consolidated balance sheet, we continue to attempt to collect on these write-offs until our rights to receive the related assets are fully extinguished, either because they become time-barred debt, the debt is forgiven, or other reasons.

Risk Concentrations

The tables below show a breakdown of the balances of financial instruments registered in our consolidated balance sheet according to their concentration in geographical areas and to the residence of the customer or counterparty, as of December 31, 2012, 2011 and 2010. It does not take into account valuation adjustments, impairment losses or loan-loss provisions.

2012 Risks On-Balance	Spain	Europe, Excluding Spain	Mexico	United States	Latin America	Rest	Total
	(In Millions of Euros)
Financial assets held for trading	13,768	39,480	15,476	4,315	3,643	3,273	79,954
Loans and advances to customers	—	—	—	244	—	—	244
Debt securities	5,726	5,196	12,960	577	2,805	801	28,066
Equity instruments	1,270	526	543	101	239	243	2,922
Derivatives	6,772	33,758	1,973	3,392	599	2,229	48,722
Other financial assets designated at fair value through profit or loss	296	408	1,630	516	—	—	2,851
Loans and advances to credit institutions	—	21	—	—	—	—	21
Debt securities	190	42	9	512	—	—	753
Equity instruments	106	345	1,622	4	—	—	2,076
Available-for-sale portfolio	36,109	10,483	9,087	7,678	6,128	1,085	70,569
Debt securities	33,107	10,264	9,035	7,112	6,053	1,041	66,612
Equity instruments	3,002	219	51	566	75	45	3,957
Loans and receivables	211,701	42,690	46,149	40,087	51,704	4,137	396,469
Loans and advances to credit institutions	3,220	12,168	4,549	3,369	2,065	1,076	26,447
Loans and advances to customers	207,131	29,944	41,600	35,838	48,479	3,055	366,047
Debt securities	1,350	577	—	880	1,160	6	3,974
Held-to-maturity investments	7,279	2,884	—	—	—	—	10,162
Hedging derivatives	914	3,798	159	226	5	18	5,120

Total Risk in Financial Assets	270,066	99,743	72,501	52,822	61,480	8,514	565,126

Risks Off-Balance	Spain	Europe, Excluding Spain	Mexico	United States	Latin America	Rest	Total
	(In Millions of Euros)
Contingent risks	16,189	12,429	872	3,217	5,858	975	39,540
Contingent liabilities	26,511	22,780	13,564	22,029	7,097	1,116	93,098

Total Contingent Risk	42,700	35,210	14,435	25,246	12,955	2,091	132,638

TOTAL	312,766	134,953	86,937	78,068	74,435	10,605	697,763

2011 Risks On-Balance	Spain	Europe, Excluding Spain	Mexico	United States	Latin America	Rest	Total
	(In Millions of Euros)
Financial assets held for trading	12,958	33,305	11,675	4,672	5,452	2,539	70,603
Debt securities	5,075	2,068	10,933	565	2,030	305	20,975
Equity instruments	662	363	741	69	125	238	2,198
Derivatives	7,221	30,874	2	4,039	3,297	1,996	47,430
Other financial assets designated at fair value through profit or loss	234	311	1,470	509	454	—	2,977
Debt securities	117	77	6	508	1	—	708
Equity instruments	117	234	1,464	1	453	—	2,269
Available-for-sale portfolio	26,546	8,895	7,825	8,151	5,164	656	57,237
Debt securities	22,371	8,685	7,764	7,518	5,068	602	52,008
Equity instruments	4,175	210	61	633	96	54	5,229
Loans and receivables	203,348	44,305	42,489	44,625	46,479	7,704	388,949
Loans and advances to credit institutions	3,034	11,531	4,877	2,712	2,197	1,663	26,013
Loans and advances to customers	198,948	32,445	37,612	41,222	43,592	6,035	359,855
Debt securities	1,365	328	—	692	690	6	3,081
Held-to-maturity investments	7,373	3,582	—	—	—	—	10,955
Hedging derivatives	395	3,493	485	253	16	56	4,698

Total Risk in Financial Assets	250,854	93,890	63,943	58,210	57,565	10,955	535,419

Risks Off-Balance	Spain	Europe, Excluding Spain	Mexico	United States	Latin America	Rest	Total
	(In Millions of Euros)
Contingent risks	16,175	12,289	1,098	4,056	4,733	1,554	39,904
Contingent liabilities	30,848	21,506	11,929	22,002	6,192	1,288	93,767

Total Contingent Risk	47,023	33,795	13,027	26,058	10,925	2,842	133,669

TOTAL	297,877	127,685	76,970	84,268	68,490	13,797	669,088

2010 Risks On-Balance	Spain	Europe, Excluding Spain	Mexico	United States	Latin America	Rest	Total
	(In Millions of Euros)
Financial assets held for trading	18,903	22,899	9,578	3,951	5,549	2,404	63,284
Debt securities	9,522	2,839	8,853	654	2,086	405	24,359
Equity instruments	3,041	888	725	148	136	322	5,260
Derivatives	6,340	19,172	0	3,149	3,327	1,677	33,665
Other financial assets designated at fair value through profit or loss	284	98	1,437	481	476	1	2,777
Debt securities	138	66	7	480	—	—	691
Equity instruments	146	32	1,430	1	476	1	2,086
Available-for-sale portfolio	25,230	7,689	10,158	7,581	4,291	1,234	56,183
Debt securities	20,725	7,470	10,106	6,903	4,211	1,187	50,602
Equity instruments	4,505	219	52	678	80	47	5,581
Loans and receivables	218,399	30,985	40,540	39,944	37,320	5,847	373,035
Loans and advances to credit institutions	6,786	7,846	5,042	864	2,047	1,018	23,603
Loans and advances to customers	210,102	23,139	35,498	38,649	34,999	4,822	347,209
Debt securities	1,511	—	—	431	274	7	2,223
Held-to-maturity investments	7,504	2,443	—	—	—	—	9,947
Hedging derivatives	234	2,922	281	131	—	35	3,603

Total Risk in Financial Assets	270,554	67,036	61,994	52,088	47,636	9,521	508,829

Risks Off-Balance	Spain	Europe, Excluding Spain	Mexico	United States	Latin America	Rest	Total
	(In Millions of Euros)
Contingent risks	20,175	6,773	1,006	3,069	3,953	1,465	36,441
Contingent liabilities	35,784	19,144	11,421	17,604	5,711	910	90,574

Total Contingent Risk	55,959	25,917	12,427	20,673	9,664	2,375	127,015

TOTAL	326,513	92,953	74,421	72,761	57,300	11,896	635,844

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Category	Depositary Actions	Associated Fee / By Whom Paid

(a) Depositing or substituting the underlying shares	Issuance of ADSs	Up to $5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADSs delivered (charged to person depositing the shares or receiving the ADSs)

(b) Receiving or distributing dividends	Distribution of cash dividends or other cash distributions; distribution of share dividends or other free share distributions; distribution of securities other than ADSs or rights to purchase additional ADSs	Not applicable

(c) Selling or exercising rights	Distribution or sale of securities	Not applicable

(d) Withdrawing an underlying security	Acceptance of ADSs surrendered for withdrawal of deposited securities	Up to $5.00 for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered (charged to person surrendering or to person to whom withdrawn securities are being delivered)

(e) Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	Not applicable

(f) General depositary services, particularly those charged on an annual basis	Other services performed by the Depositary in administering the ADSs	Not applicable

(g) Expenses of the Depositary	Expenses incurred on behalf of holders in connection with	Expenses payable by holders of ADSs or persons depositing shares for the issuance of ADSs; expenses payable in connection with the conversion of foreign currency into U.S. dollars are payable out of such foreign currency
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

• reasonable and customary expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars

The Depositary may remit to us all or a portion of the Depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2012, the Depositary reimbursed us $722 thousand with respect to certain fees and expenses. The table below sets forth the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed in 2012.

Category of Expenses	Amount Reimbursed in the Year Ended December 31, 2012
(In Thousands of Dollars)
NYSE Listing Fees	102
Investor Relations Marketing	489
Professional Services	70
Annual Shareholders’ General Meeting Expenses	61

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2012, BBVA, under the supervision and with the participation of BBVA’s management, including our Chairman and Chief Executive Officer, President and Chief Operating Officer and Chief Global Accounting and Information Management Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of BBVA’s management, including our Chairman and Chief Executive Officer, President and Chief Operating Officer and Chief Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2012, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2012 has been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the internal control over financial reporting of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group”—Note 3) as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Group and our report dated April 2, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/DELOITTE, S.L.

Madrid – Spain

April 2, 2013

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

BBVA’s Code of Ethics and Conduct applies, among others, to its chief executive officer, chief financial officer and chief accounting officer. This code establishes the principles that guide these officers’ respective actions: ethical conduct, professional standards and confidentiality. It also establishes the limitations and defines the conflicts of interest arising from their status as senior executives. We have not waived compliance with, nor made any amendment to, the Code of Ethics and Conduct in 2012. BBVA’s Code of Ethics and Conduct can be found on its website at www.bbva.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L. and its worldwide affiliates, by type of service rendered for the periods indicated.

	Year ended December 31,
Services Rendered	2012	2011
	(In Millions of Euros)
Audit Fees(1)	19.3	17.6
Audit-Related Fees(2)	2.6	2.4
Tax Fees(3)	2.2	1.9
All Other Fees(4)	2.2	2.5

Total	26.3	24.4

(1)	Aggregate fees billed for each of the last two fiscal years for professional services rendered by Deloitte, S.L. and its worldwide affiliates for the audit of BBVA’s annual financial statements or services that are normally provided by Deloitte, S.L. and its worldwide affiliates in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	Aggregate fees billed in each of the last two fiscal years for assurance and related services by Deloitte, S.L. and its worldwide affiliates that are reasonably related to the performance of the audit or review of BBVA’s financial statements and are not reported under (1) above.
(3)	Aggregate fees billed in each of the last two fiscal years for professional services rendered by Deloitte, S.L. and its worldwide affiliates for tax compliance, tax advice, and tax planning.
(4)	Aggregate fees billed in each of the last two fiscal years for products and services provided by Deloitte, S.L. and its worldwide affiliates other than the services reported in (1), (2) and (3) above. Services in this category consisted primarily of consultancy and implementation of new regulation.

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

The pre-approval policy is as follows:

1.	The hiring of BBVA’s external auditor or any of its affiliates is prohibited, unless there is no other firm available to provide the needed services at a comparable cost and that could deliver a similar level of quality.

2.	In the event that there is no other firm available to provide needed services at a comparable cost and delivering a similar level of quality, the external auditor (or any of its affiliates) may be hired to perform such services, but only with the pre-approval of the Audit and Compliance Committee.

3.	The Chairman of the Audit and Compliance Committee has been delegated the authority to approve the hiring of BBVA’s external auditor (or any of its affiliates). In such an event, however, the Chairman would be required to inform the Audit and Compliance Committee of such decision at the Committee’s next meeting.

4.	The hiring of the external auditor for any of BBVA’s subsidiaries must also be pre-approved by the Audit and Compliance Committee.

5.	Agreements entered into prior to May 6, 2003 between BBVA or any of its subsidiaries and any of their respective external auditors, required the approval of the Audit and Compliance Committee in the event that services provided under such agreements continued after May 6, 2004.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

2012	Total Number of Ordinary Shares Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	39,430,375	€ 6.40	—	—
February 1 to February 28	36,851,546	€ 6.90	—	—
March 1 to March 31	92,013,761	€ 6.40	—	—
April 1 to April 30	90,360,065	€ 5.44	—	—
May 1 to May 31	80,115,098	€ 4.95	—	—
June 1 to June 30	77,797,863	€ 5.20	—	—
July 1 to July 31	80,972,231	€ 5.02	—	—
August 1 to August 31	36,896,904	€ 5.53	—	—
September 1 to September 30	94,388,212	€ 6.41	—	—
October 1 to October 31	118,796,441	€ 6.35	—	—
November 1 to November 30	30,498,402	€ 6.28	—	—
December 1 to December 31	41,168,838	€ 6.81	—	—

Total	819,289,736	€ 5.90	—	—

During 2012, we sold a total of 850,224,983 shares for an average price of €6.04 per share.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

During the years ended December 31, 2012, 2011 and 2010 and through the date of this Annual Report, the principal independent accountant engaged to audit our financial statements, Deloitte S.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed. For each of the years ended December 31, 2012, 2011 and 2010, Deloitte S.L. has not expressed reliance on another accountant or accounting firm in its report on our audited annual accounts for such periods.

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

As of the date of this Annual Report, our Board of Directors has a large number of non-executive directors and eleven out of the 14 members of our Board are independent under the definition of independence described above.

In addition, our Audit and Compliance Committee is composed exclusively of independent directors and the committee chairman is required to have experience in financial management and an understanding of the standards and accounting procedures required by the governmental authorities that regulate the banking sector. Our Risk Committee is composed exclusively of independent directors, and also, in accordance with the non-binding recommendations, our Board of Directors has an Appointments Committee and a Compensation Committee which are composed exclusively of external directors, being the majority of them (including the chairman) independent directors.

Separate Meetings for Independent Directors

In accordance with the NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Spanish law, this practice is not contemplated as such. We note, however, that our independent directors meet periodically outside the presence of our executive directors anytime the Audit and Compliance Committee, the Appointments Committee, the Compensation Committee and the Risk Committee meet, since these Committees are comprised solely of non- executive directors. In addition, our independent directors meet outside the presence of our executive directors as often as they deem fit, and usually prior to meetings of the Board of Directors or its Committees.

Code of Ethics

The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. For information with respect to BBVA’s code of business conduct and ethics see “Item 16B. Code of Ethics”.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as a part of this Annual Report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Bylaws (Estatutos) of the Registrant.(*)

8.1	Consolidated Companies Composing Registrant (see Appendix I to XIII to our Consolidated Financial Statements included herein).

10.1	Shareholders’ Agreement entered into between the Company, Doğuş Holding A.Ş., Doğuş Nakliyat ve Ticaret, A.Ş. and Doğuş Araştırma Geliştirme ve Müşavirlik Hizmetleri A.Ş. on November 1, 2010.(*)(**)

12.1	Section 302 Chairman and Chief Executive Officer Certification.

12.2	Section 302 President and Chief Operating Officer Certification.

12.3	Section 302 Head of Global Accounting & Information Management Department Certification.

13.1	Section 906 Certification.

15.1	Consent of Independent Registered Public Accounting Firm

(*)	Incorporated by reference to BBVA’s Annual Report on Form 20-F for the year ended December 31, 2011.
(**)	Confidential treatment was requested with respect to certain portions of this agreement. Confidential portions were redacted and separately submitted to the SEC.

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

Date: April 2, 2013

NOTES TO THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the accompanying consolidated balance sheets of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group”—Note 3) as of December 31, 2012, 2011 and 2010, and the related consolidated income statements, statements of recognized income and expense, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group as of December 31, 2012, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with the International Financial Reporting Standards, as issued by the International Accounting Standards Boards (“IFRS-IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 2, 2013 expressed an unqualified opinion on the Group’s internal control over financial reporting.

DELOITTE, S.L.

Madrid – Spain

April 2, 2013

Consolidated balance sheets as of December 31, 2012, 2011 and 2010

		Millions of Euros
ASSETS	Notes	2012	2011	2010
CASH AND BALANCES WITH CENTRAL BANKS	9	37,434	30,939	19,981
FINANCIAL ASSETS HELD FOR TRADING	10	79,954	70,602	63,283
Loans and advances to credit institutions		—	—	—
Loans and advances to customers		244	—	—
Debt securities		28,066	20,975	24,358
Equity instruments		2,922	2,198	5,260
Trading derivatives		48,722	47,429	33,665
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,853	2,977	2,774
Loans and advances to credit institutions		24	—	—
Loans and advances to customers		—	—	—
Debt securities		753	708	688
Equity instruments		2,076	2,269	2,086
AVAILABLE-FOR-SALE FINANCIAL ASSETS	12	71,500	58,144	56,456
Debt securities		67,543	52,914	50,875
Equity instruments		3,957	5,230	5,581
LOANS AND RECEIVABLES	13	383,410	381,076	364,707
Loans and advances to credit institutions		26,522	26,107	23,637
Loans and advances to customers		352,931	351,900	338,857
Debt securities		3,957	3,069	2,213
HELD-TO-MATURITY INVESTMENTS	14	10,162	10,955	9,946
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	226	146	40
HEDGING DERIVATIVES	15	4,894	4,552	3,563
NON-CURRENT ASSETS HELD FOR SALE	16	4,245	2,090	1,529
INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	17	6,795	5,843	4,547
Associates		6,469	5,567	4,247
Jointly controlled entities		326	276	300
INSURANCE CONTRACTS LINKED TO PENSIONS		7	—	—
REINSURANCE ASSETS	18	50	26	28
TANGIBLE ASSETS	19	7,785	7,330	6,701
Property, plants and equipment		5,898	5,740	5,132
For own use		5,373	4,905	4,408
Other assets leased out under an operating lease		525	835	724
Investment properties		1,887	1,590	1,569
INTANGIBLE ASSETS	20	8,912	8,677	8,007
Goodwill		6,727	6,798	6,949
Other intangible assets		2,185	1,879	1,058
TAX ASSETS	21	11,829	7,841	6,649
Current		1,958	1,509	1,113
Deferred		9,871	6,332	5,536
OTHER ASSETS	22	7,729	6,490	4,527
Inventories		4,223	3,994	2,788
Rest		3,506	2,496	1,739
TOTAL ASSETS		637,785	597,688	552,738

The accompanying Notes 1 to 59 and Appendices I to XIII are an integral part of the consolidated balance sheet as of December 31, 2012.

Consolidated balance sheets as of December 31, 2012, 2011 and 2010

		Millions of Euros
LIABILITIES AND EQUITY	Notes	2012	2011	2010
FINANCIAL LIABILITIES HELD FOR TRADING	10	55,927	51,303	37,212
Deposits from central banks		—	—	—
Deposits from credit institutions		—	—	—
Customer deposits		—	—	—
Debt certificates		—	—	—
Trading derivatives		49,348	46,692	33,166
Short positions		6,579	4,611	4,046
Other financial liabilities		—	—	—
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,516	1,825	1,607
Deposits from central banks		—	—	—
Deposits from credit institutions		—	—	—
Customer deposits		—	—	—
Debt certificates		—	—	—
Subordinated liabilities		—	—	—
Other financial liabilities		2,516	1,825	1,607
FINANCIAL LIABILITIES AT AMORTIZED COST	23	506,487	479,904	453,164
Deposits from central banks		46,790	33,147	11,010
Deposits from credit institutions		59,722	59,356	57,170
Customer deposits		292,716	282,173	275,789
Debt certificates		87,212	81,930	85,179
Subordinated liabilities		11,831	15,419	17,420
Other financial liabilities		8,216	7,879	6,596
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	—	—	(2)
HEDGING DERIVATIVES	15	2,968	2,710	1,664
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	16	387	—	—
LIABILITIES UNDER INSURANCE CONTRACTS	18-24	9,032	7,737	8,034
PROVISIONS	25	7,927	7,561	8,322
Provisions for pensions and similar obligations	26	5,796	5,577	5,980
Provisions for taxes and other legal contingencies		408	350	304
Provisions for contingent risks and commitments		341	291	264
Other provisions		1,382	1,343	1,774
TAX LIABILITIES	21	4,077	2,330	2,195
Current		1,194	772	604
Deferred		2,883	1,558	1,591
OTHER LIABILITIES	22	4,662	4,260	3,067
TOTAL LIABILITIES		593,983	557,630	515,263

The accompanying Notes 1 to 60 and Appendices I to XIII are an integral part of the consolidated balance sheet as of December 31, 2012.

Consolidated balance sheets as of December 31, 2012, 2011 and 2010

		Millions of Euros
LIABILITIES AND EQUITY (Continued)	Notes	2012	2011	2010
STOCKHOLDERS’ FUNDS		43,614	40,952	36,689
Common Stock	27	2,670	2,403	2,201
Issued		2,670	2,403	2,201
Unpaid and uncalled (-)		—	—	—
Share premium	28	20,968	18,970	17,104
Reserves	29	19,672	17,940	14,360
Accumulated reserves (losses)		18,848	17,580	14,305
Reserves (losses) of entities accounted for using the equity method		824	360	55
Other equity instruments		62	51	37
Equity component of compound financial instruments		—	—	—
Other equity instruments		62	51	37
Less: Treasury stock	30	(111)	(300)	(552)
Income attributed to the parent company		1,676	3,004	4,606
Less: Dividends and remuneration		(1,323)	(1,116)	(1,067)
VALUATION ADJUSTMENTS	31	(2,184)	(2,787)	(770)
Available-for-sale financial assets		(145)	(682)	333
Cash flow hedging		36	30	49
Hedging of net investment in foreign transactions		(322)	(158)	(158)
Exchange differences		(1,356)	(1,937)	(978)
Non-current assets held-for-sale		(104)	—	—
Entities accounted for using the equity method		158	188	(16)
Other valuation adjustments		(451)	(228)	—
NON-CONTROLLING INTEREST	32	2,372	1,893	1,556
Valuation adjustments		188	36	(86)
Rest		2,184	1,857	1,642
TOTAL EQUITY		43,802	40,058	37,475
TOTAL LIABILITIES AND EQUITY		637,785	597,688	552,738

		Millions of Euros
MEMORANDUM ITEM	Notes	2012	2011	2010
CONTINGENT RISKS	34	39,540	39,904	36,441
CONTINGENT COMMITMENTS	34	93,098	93,766	90,574

The accompanying Notes 1 to 59 and Appendices I to XIII are an integral part of the consolidated balance sheet as of December 31, 2012.

Consolidated income statements for the years ended December 31, 2012, 2011 and 2010

		Millions of Euros
	Notes	2012	2011	2010
INTEREST AND SIMILAR INCOME	39	26,262	24,180	21,130
INTEREST AND SIMILAR EXPENSES	39	(11,140)	(11,028)	(7,814)
NET INTEREST INCOME		15,122	13,152	13,316
DIVIDEND INCOME	40	390	562	529
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	41	727	595	331
FEE AND COMMISSION INCOME	42	5,574	5,075	4,864
FEE AND COMMISSION EXPENSES	43	(1,221)	(1,044)	(831)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	44	1,645	1,117	1,372
Financial instruments held for trading		649	1,052	640
Other financial instruments at fair value through profit or loss		73	8	18
Other financial instruments not at fair value through profit or loss		923	57	714
Rest		—	—	—
EXCHANGE DIFFERENCES (NET)		122	364	455
OTHER OPERATING INCOME	45	4,812	4,244	3,537
Income on insurance and reinsurance contracts		3,657	3,317	2,597
Financial income from non-financial services		827	656	647
Rest of other operating income		328	271	293
OTHER OPERATING EXPENSES	45	(4,730)	(4,037)	(3,240)
Expenses on insurance and reinsurance contracts		(2,660)	(2,436)	(1,815)
Changes in inventories		(406)	(298)	(554)
Rest of other operating expenses		(1,664)	(1,303)	(871)
ADMINISTRATION COSTS	46	(9,768)	(8,898)	(8,007)
Personnel expenses		(5,662)	(5,191)	(4,698)
General and administrative expenses		(4,106)	(3,707)	(3,309)
DEPRECIATION AND AMORTIZATION	47	(1,018)	(839)	(754)
PROVISIONS (NET)	48	(651)	(509)	(475)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	49	(7,980)	(4,226)	(4,718)
Loans and receivables		(7,936)	(4,201)	(4,563)
Other financial instruments not at fair value through profit or loss		(44)	(25)	(155)

The accompanying Notes 1 to 59 and Appendices I to XIII are an integral part of the consolidated income statement for the year ended December 31, 2012.

Consolidated income statements for the years ended December 31, 2012, 2011 and 2010

		Millions of Euros
(Continued)	Notes	2012	2011	2010
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	50	(1,123)	(1,885)	(489)
Goodwill and other intangible assets		(54)	(1,444)	(13)
Other assets		(1,069)	(441)	(476)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	51	4	46	41
NEGATIVE GOODWILL	20	376	—	1
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	52	(622)	(271)	127
OPERATING PROFIT BEFORE TAX		1,659	3,446	6,059
INCOME TAX	21	275	(206)	(1,345)
PROFIT FROM CONTINUING OPERATIONS		1,934	3,240	4,714
PROFIT FROM DISCONTINUED OPERATIONS (NET)	52	393	245	281
PROFIT		2,327	3,485	4,995
Profit attributable to parent company		1,676	3,004	4,606
Profit attributable to non-controlling interests	32	651	481	389

		Euros
	Note	2012	2011	2010
EARNINGS PER SHARE	5
Basic earnings per share		0.32	0.62	1.10
Diluted earnings per share		0.32	0.62	1.10

The accompanying Notes 1 to 59 and Appendices I to XIII are an integral part of the consolidated income statement for the year ended December 31, 2012.

Consolidated statements of recognized income and expenses for the years ended December 31, 2012, 2011 and 2010

	Millions of Euros
	2012	2011	2010
PROFIT RECOGNIZED IN INCOME STATEMENT	2.327	3.485	4.995
OTHER RECOGNIZED INCOME (EXPENSES)	754	(1.894)	(813)
Available-for-sale financial assets	861	(1.240)	(2.166)
Valuation gains/(losses)	723	(1.351)	(1.963)
Amounts removed to income statement	109	89	(206)
Reclassifications	29	22	3
Cash flow hedging	7	(32)	(190)
Valuation gains/(losses)	7	(61)	(156)
Amounts removed to income statement	—	29	(34)
Amounts removed to the initial carrying amount of the hedged items	—	—	—
Reclassifications	—	—	—
Hedging of net investment in foreign transactions	(164)	—	(377)
Valuation gains/(losses)	(164)	—	(377)
Amounts removed to income statement	—	—	—
Reclassifications	—	—	—
Exchange differences	722	(960)	1.384
Valuation gains/(losses)	722	(963)	1.380
Amounts removed to income statement	—	3	4
Reclassifications	—	—	—
Non-current assets held for sale	(103)	—	—
Valuation gains/(losses)	(103)	—	—
Amounts removed to income statement	—	—	—
Reclassifications	—	—	—
Actuarial gains and losses in post-employment plans	(321)	(240)	—
Entities accounted for using the equity method	(37)	204	228
Valuation gains/(losses)	(37)	204	228
Amounts removed to income statement	—	—	—
Reclassifications	—	—	—
Rest of recognized income and expenses	—	(90)	—
Income tax	(211)	464	308
TOTAL RECOGNIZED INCOME/EXPENSES	3.081	1.591	4.182
Attributable to the parent company	2.279	987	3.898
Attributable to non-controlling interest	802	604	284

The accompanying Notes 1 to 59 and Appendices I to XIII are an integral part of the consolidated statement of recognized income and expenses for the year ended December 31, 2012.

Consolidated statements of changes in equity for the years ended December 31, 2012, 2011 and 2010

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non-controlling Interests (Note 32)	Total Equity
	Stockholders’ Funds									Valuation Adjustments (Note 31)	Total
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instruments	Less: Treasury Stock (Note 30)	Profit Attributable to the Parent Company	Less: Dividends and Remunerations (Note 4)	Total Stockholders’ Funds
2012			Accumulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2012	2.403	18.970	17.580	360	51	(300)	3.004	(1.116)	40.952	(2.787)	38.165	1.893	40.058
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	2.403	18.970	17.580	360	51	(300)	3.004	(1.116)	40.952	(2.787)	38.165	1.893	40.058
Total income/expense recognized	—	—	—	—	—	—	1.676	—	1.676	603	2.279	802	3.081
Other changes in equity	267	1.998	1.268	464	11	189	(3.004)	(207)	986	—	986	(323)	663
Common stock increase	73	—	(73)	—	—	—	—	—	—	—	—	—	—
Common stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	194	1.998	—	—	—	—	—	—	2.192	—	2.192	—	2.192
Increase of other equity instruments	—	—	—	—	32	—	—	—	32	—	32	—	32
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	—	(1.073)	(1.073)	—	(1.073)	(357)	(1.430)
Transactions including treasury stock and other equity instruments (net)	—	—	81	—	—	189	—	—	270	—	270	—	270
Transfers between total equity entries	—	—	1.417	471	—	—	(3.004)	1.116	—	—	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	(28)	—	(21)	—	—	—	(49)	—	(49)	—	(49)
Rest of increases/reductions in total equity	—	—	(129)	(7)	—	—	—	(250)	(386)	—	(386)	34	(352)
Of which:	—	—	—	—	—	—	—	—	—	—	—	—	—
Acquisition of the free allotment rights	—	—	—	—	—	—	—	(250)	(250)	—	(250)	—	(250)
Balances as of December 31, 2012	2.670	20.968	18.848	824	62	(111)	1.676	(1.323)	43.614	(2.184)	41.430	2.372	43.802

The accompanying Notes 1 to 59 and Appendices I to XIII are an integral part of the consolidated statement of changes in equity for the year ended December 31, 2012.

Consolidated statements of changes in equity for the years ended December 31, 2012, 2011 and 2010 (continued)

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non-controlling Interests (Note 32)	Total Equity
	Stockholders’ Funds									Valuation Adjustments (Note 31)	Total
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instruments	Less: Treasury Stock (Note 30)	Profit Attributable to the Parent Company	Less: Dividends and Remunerations (Note 4)	Total Stockholders’ Funds
2011			Accumulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2011	2.201	17.104	14.305	55	37	(552)	4.606	(1.067)	36.689	(770)	35.919	1.556	37.475
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	2.201	17.104	14.305	55	37	(552)	4.606	(1.067)	36.689	(770)	35.919	1.556	37.475
Total income/expense recognized	—	—	—	—	—	—	3.004	—	3.004	(2.017)	987	604	1.591
Other changes in equity	202	1.866	3.275	305	14	252	(4.606)	(49)	1.259	—	1.259	(267)	992
Common stock increase	68	—	(68)	—	—	—	—	—	—	—	—	—	—
Common stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	134	1.866	—	—	—	—	—	—	2.000	—	2.000	—	2.000
Increase of other equity instruments	—	—	—	—	14	—	—	—	14	—	14	—	14
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	—	(937)	(937)	—	(937)	(273)	(1.210)
Transactions including treasury stock and other equity instruments (net)	—	—	(14)	—	—	252	—	—	238	—	238	—	238
Transfers between total equity entries	—	—	3.239	300	—	—	(4.606)	1.067	—	—	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Rest of increases/reductions in total equity	—	—	118	5	—	—	—	(179)	(56)	—	(56)	6	(50)
Of which:
Acquisition of the free allotment rights	—	—	—	—	—	—	—	(179)	(179)	—	(179)	—	(179)
Balances as of December 31, 2011	2.403	18.970	17.580	360	51	(300)	3.004	(1.116)	40.952	(2.787)	38.165	1.893	40.058

The accompanying Notes 1 to 59 and Appendices I to XIII are an integral part of the consolidated statement of changes in equity for the year ended December 31, 2012.

Consolidated statements of changes in equity for the years ended December 31, 2012, 2011 and 2010 (continued)

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non-controlling Interests (Note 32)	Total Equity
	Stockholders’ Funds									Valuation Adjustments (Note 31)	Total
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instruments	Less: Treasury Stock (Note 30)	Profit Attributable to the Parent Company	Less: Dividends and Remunerations (Note 4)	Total Stockholders’ Funds
2010			Accumulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2010	1.837	12.453	11.765	309	12	(224)	4.210	(1.000)	29.362	(62)	29.300	1.463	30.763
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1.837	12.453	11.765	309	12	(224)	4.210	(1.000)	29.362	(62)	29.300	1.463	30.763
Total income/expense recognized	—	—	—	—	—	—	4.606	—	4.606	(708)	3.898	284	4.182
Other changes in equity	364	4.651	2.540	(254)	25	(328)	(4.210)	(67)	2.721	—	2.721	(191)	2.530
Common stock increase	364	4.651	—	—	—	—	—	—	5.015	—	5.015	—	5.015
Common stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	25	—	—	—	25	—	25	—	25
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	(558)	(1.067)	(1.625)	—	(1.625)	(197)	(1.822)
Transactions including treasury stock and other equity instruments (net)	—	—	(105)	—	—	(328)	—	—	(433)	—	(433)	—	(433)
Transfers between total equity entries	—	—	2.865	(213)	—	—	(3.652)	1.000	—	—	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Rest of increases/reductions in total equity	—	—	(220)	(41)	—	—	—	—	(261)	—	(261)	6	(255)
Balances as of December 31, 2010	2.201	17.104	14.305	55	37	(552)	4.606	(1.067)	36.689	(770)	35.919	1.556	37.475

The accompanying Notes 1 to 59 and Appendices I to XIII are an integral part of the consolidated statement of changes in equity for the year ended December 31, 2012.

Consolidated statements of cash flows for the years ended December 31, 2012, 2011 and 2010

		Millions of Euros
	Notes	2012	2011	2010
CASH FLOW FROM OPERATING ACTIVITIES (1)	53	10,596	19,811	8,503
Profit for the year		2,327	3,485	4,995
Adjustments to obtain the cash flow from operating activities:		10,897	3,090	(534)
Depreciation and amortization		1,018	847	761
Other adjustments		9,879	2,243	(1,295)
Net increase/decrease in operating assets		40,291	17,340	6,452
Financial assets held for trading		9,352	7,319	(6,450)
Other financial assets designated at fair value through profit or loss		(124)	203	437
Available-for-sale financial assets		12,898	1,131	(7,064)
Loans and receivables		13,102	6,461	18,590
Other operating assets		5,063	2,226	939
Net increase/decrease in operating liabilities		37,939	30,291	9,067
Financial liabilities held for trading		4,625	14,090	4,383
Other financial liabilities designated at fair value through profit or loss		691	218	240
Financial liabilities at amortized cost		29,536	16,265	5,687
Other operating liabilities		3,087	(282)	(1,243)
Collection/Payments for income tax		(276)	285	1,427
CASH FLOWS FROM INVESTING ACTIVITIES (2)	53	(1,085)	(6,622)	(7,078)
Investment		2,547	8,524	8,762
Tangible assets		1,707	1,313	1,040
Intangible assets		780	612	464
Investments		—	430	1,209
Subsidiaries and other business units		—	4,653	77
Non-current assets held for sale and associated liabilities		—	1,516	1,464
Held-to-maturity investments		60	—	4,508
Other settlements related to investing activities		—	—	—
Divestments		1,462	1,902	1,684
Tangible assets		—	175	261
Intangible assets		—	1	6
Investments		19	—	1
Subsidiaries and other business units		—	18	69
Non-current assets held for sale and associated liabilities		590	870	1,347
Held-to-maturity investments		853	838	—
Other collections related to investing activities		—	—	—

The accompanying Notes 1 to 59 and Appendices I to XIII are an integral part of the consolidated statement of cash flows for the year ended December 31, 2012.

Consolidated statements of cash flows for the years ended December 31, 2012, 2011 and 2010

		Millions of Euros
(Continued)	Notes	2012	2011	2010
CASH FLOWS FROM FINANCING ACTIVITIES (3)	53	(3,492)	(1,269)	1,148
Investment		10,387	6,282	12,410
Dividends		1,269	1,031	1,218
Subordinated liabilities		3,930	230	2,846
Common stock amortization		—	—	—
Treasury stock acquisition		4,831	4,825	7,828
Other items relating to financing activities		357	196	518
Divestments		6,895	5,013	13,558
Subordinated liabilities		1,793	—	1,205
Common stock increase		—	—	4,914
Treasury stock disposal		5,102	5,013	7,439
Other items relating to financing activities		—	—	—
EFFECT OF EXCHANGE RATE CHANGES (4)		471	(960)	1,063
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)		6,490	10,960	3,636
CASH OR CASH EQUIVALENTS AT BEGINNING OF THE YEAR		30,927	19,967	16,331
CASH OR CASH EQUIVALENTS AT END OF THE YEAR		37,417	30,927	19,967

		Millions of Euros
COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR	Notes	2012	2011	2010
Cash		5,294	4,611	4,284
Balance of cash equivalent in central banks		32,123	26,316	15,683
Other financial assets		—	—	—
Less: Bank overdraft refundable on demand		—	—	—
TOTAL CASH OR CASH EQUIVALENTS AT END OF THE YEAR	9	37,417	30,927	19,967
Of which:
Held by consolidated subsidiaries but not available for the Group		—	—	—
The accompanying Notes 1 to 59 and Appendices I to XIII are an integral part of the consolidated statement of cash flows for the year ended December 31, 2012.

Notes to the consolidated financial statements for the year ended December 31, 2012

1.	Introduction, basis for the presentation of the consolidated financial statements and internal control of financial information.

1.1	Introduction

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

In addition to the transactions it carries out directly, the Bank heads a group of subsidiaries, jointly controlled and associated entities which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own individual financial statements, the Bank is therefore required to prepare the Group’s consolidated financial statements.

As of December 31, 2012, the BBVA Group was made up of 320 fully consolidated and 29 proportionately consolidated companies, as well as 102 companies accounted for using the equity method (see Notes 3 and 17 Appendices II to VII).

The BBVA Group’s consolidated financial statements for the years ended December 31, 2011 and 2010 were approved by the shareholders at the Bank’s Annual General Meetings (“AGM”) held on March 16, 2012 and March 11, 2011, respectively.

The consolidated financial statements of the BBVA Group and the separate financial statements of the Bank for the year ended December 31, 2012 have been approved by the shareholders at the Annual General Meetings.

1.2	Basis for the presentation of the consolidated financial statements

The BBVA Group’s consolidated financial statements are presented in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”) required to be applied under the Bank of Spain Circular 4/2004, of 22 December (and as amended thereafter) as of the close of the year 2012, and with any other legislation governing financial reporting applicable to the Group and in compliance with IFRS-IASB.

The BBVA Group’s consolidated financial statements for the year ended December 31, 2012 were prepared by the Bank’s Directors (at the Board of Directors meeting held on January 31, 2013) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s consolidated equity and financial position as of December 31, 2012, together with the consolidated results of its operations and cash flows generated during year ended on that date.

These consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. Moreover, they include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the Group (see Note 2.2).

All effective accounting standards and valuation criteria with a significant effect in the consolidated financial statements were applied in their preparation.

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

As mentioned in Note 3, the on-balance figures for the companies related to the pension businesses sold in Latin America have been reclassified under the headings “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale” of the consolidated balance sheet as of December 31 2012, and the earnings of these companies for 2012 have been registered under the heading “Profit from discontinued operations” in the accompanying consolidated income statement. In accordance with IFRS-5, and to make it easier to compare this information across different years, the earnings from these companies for the years 2011 and 2010 have been reclassified under the heading “Profit from discontinued operations” in the accompanying consolidated income statements.

As mentioned in Note 6, in 2012 minor changes are made to the operating segments in the BBVA Group with respect to the structure in place in 2011 and 2010, although they do not have any significant impact on the consolidated income statements or the information by operating segments. To make it easier to compare this information across different years, the figures for 2011 and 2010 have been reworked according to the criteria used in 2012, as established by IFRS 8, “Operating segments.”

1.4	Seasonal nature of income and expenses

The nature of the most significant operations carried out by the BBVA Group’s entities is mainly related to traditional activities carried out by financial institutions, which are not significantly affected by seasonal factors.

1.5	Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s consolidated financial statements is the responsibility of the Group’s Directors.

Estimates have to be made at times when preparing these consolidated financial statements in order to calculate the registered amount of some assets, liabilities, income, expenses and commitments. These estimates relate mainly to the following:

•	Impairment on certain financial assets (see Notes 7, 8, 12, 13, 14 and 17).

•	The assumptions used to quantify certain provisions (see Notes 18, 24 and 25) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 26).

•	The useful life and impairment losses of tangible and intangible assets (see Notes 16, 19, 20 and 22).

•	The valuation of goodwill (see Notes 17 and 20).

•	The fair value of certain unlisted financial assets and liabilities in organized markets (see Notes 7, 8, 10, 11, 12 and 15).

Although these estimates were made on the basis of the best information available as of December 31, 2012 on the events analyzed, future events may make it necessary to modify them (either up or down) over the coming years. This would be done prospectively in accordance with applicable standards, recording the effects of changes in the estimates in the corresponding consolidated income statement.

1.6	Control of the BBVA Group’s financial reporting

The financial information prepared by the BBVA Group is subject to a system of internal control (hereinafter the “Internal Control over Financial Reporting” or “ICFR”). Its aim is to provide reasonable security with respect to its reliability and integrity, and to ensure that the transactions carried out and processed use the criteria established by the Group’s management and comply with applicable laws and regulations.

The ICFR was developed by the Group’s management in accordance with international standards established by the Committee of Sponsoring Organizations of the Treadway Commission (hereinafter, “COSO”). This stipulates five components that must form the basis of the effectiveness and efficiency of systems of internal control:

•	Assessment of all of the risks that could arise during the preparation of financial information.

•	Design the necessary controls to mitigate the most critical risks.

•	Monitoring of the controls to ensure they perform correctly and are effective over time.

•	Establishment of an appropriate system of information flows to detect and report system weaknesses or flaws.

•	Establishment of a suitable control environment to track all of these activities.

The ICFR is a dynamic model that evolves continuously over time to reflect the reality of the Group’s business at any time, together with the risks affecting it and the controls designed to mitigate these risks. It is subject to continuous evaluation by the internal control units located in the Group’s different entities.

The internal control units comply with a common and standard methodology issued by the corporate internal control units, which also perform a supervisory role over them, as set out in the following diagram:

As well as the evaluation by the Internal Control Units, ICFR Model is subject to regular evaluations by the Group’s Internal Audit Department and external auditors. It is also supervised by the Audit and Compliance Committee of the Bank’s Board of Directors.

1.7	Mortgage market policies and procedures

The information on “Mortgage market policies and procedures” (for the granting of mortgage loans and for debt issues secured by such mortgage loans) required by Bank of Spain Circular 5/2011, applying Royal Decree 716/2009, dated April 24 (which developed certain aspects of Act 2/1981, dated 25 March, on the regulation of the mortgage market and other mortgage and financial market regulations), is set out in more detail in the Bank’s individual Financial Statements for 2012.

2.	Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

Appendix XII, the Glossary, includes the definition of some of the financial and economic terms used in Note 2 and subsequent Notes.

2.1	Principles of consolidation

In terms of its consolidation, the BBVA Group is made up of three types of companies: subsidiaries, jointly controlled entities and associates.

Subsidiaries

Subsidiaries are companies controlled by the Group (for a more detailed definition of subsidiaries and the criterion for control, see Appendix XII, Glossary).

The financial statements of the subsidiaries are consolidated with those of the Bank using the global integration method, combining the financial statements of the parent and subsidiaries line by line

The share of non-controlling interests from subsidiaries in the Group’s consolidated equity is presented under the heading “Non-controlling interests” in the consolidated balance sheet. Their share in the profit or loss for the year is presented under the heading “Profit attributable to non-controlling interests” in the accompanying consolidated income statement (see Note 32).

Note 3 includes information related to the main subsidiaries in the Group as of December 31, 2012. Appendix I includes other significant information on these companies.

Jointly controlled entities

These are entities that are not dependent on a third party, but meet all the conditions for being considered a “joint business” (see the definition of jointly controlled entities in Appendix XII, Glossary). Since the implementation of EU-IFRS, the BBVA Group has applied the following criteria in relation to the consolidation of its jointly controlled entities:

•

Jointly controlled financial entity: Since it is a financial entity, the best way of reflecting its activities within the Group’s consolidated financial statements is considered to be the proportionate method of consolidation.

As of December 31, 2012, 2011 and 2010, the contribution of the proportionately consolidated jointly controlled financial entities to the BBVA Group’s consolidated financial statements is shown in the table below:

	Millions of Euros
Contribution to the Group by Entities Accounted for Under the Proportionate Consolidation Method	2012	2011	2010
Assets	22.067	18.935	1.040
Liabilities	18.140	15.232	891
Profit	325	200	19

As of December 31, 2012, the most significant contribution of jointly controlled entities under the proportionate consolidation method is from Garanti (see Note 2.3). No additional information is presented with respect to the other entities as the holdings in these cases are not significant.

Appendix II shows the main figures for jointly controlled entities consolidated under the proportionate consolidation method.

•

Jointly controlled non-financial entity. The effect of proportionately consolidating jointly controlled non-financial entities in the Group’s consolidated financial statements would distort the information provided to investors. It is therefore considered more appropriate to reflect these investments in the Group’s consolidated financial statements using the equity method.

Appendix III shows the main figures for jointly controlled entities accounted for using the equity method. Note 17 details the impact that application of the proportionate consolidation method on these entities would have had on the consolidated balance sheet and income statement.

Associate entities

Associates are companies in which the Group is able to exercise significant influence, without having total or joint control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since the Group does not have the ability to exercise significant influence over these entities. Investments in these entities, which do not represent material amounts for the Group, are classified as “Available-for-sale financial assets.”

In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the ability to exercise significant influence over these entities.

Appendix III shows the most significant information related to the associates (see Note 17), which are accounted for using the equity method.

In all cases, results of equity method investees acquired by the BBVA Group in a particular period are included taking into account only the period from the date of acquisition to the financial statements date. Similarly, the results of companies disposed of during any year are included taking into account only the period from the start of the year to the date of disposal.

2.2	Accounting policies and valuation criteria applied

The accounting standards and policies and the valuation criteria applied in preparing these consolidated financial statements may differ from those used by some of the entities within the BBVA Group. For this reason, necessary adjustments and reclassifications have been introduced in the consolidation process to standardize these principles and criteria and comply with the EU-IFRS, required to be applied under the Bank of Spain Circular 4/2004.

The accounting standards and policies and valuation criteria used in preparing the accompanying consolidated financial statements are as follows:

2.2.1	Financial instruments

Measurement of financial instruments and recognition of changes in subsequent fair value

All financial instruments are initially accounted for at fair value which, unless there is evidence to the contrary, shall be the transaction price.

All the changes in the fair value of the financial instruments, except in trading derivatives, arising from the accrual of interests and similar items are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement for the year in which the accrual took place (see Note 39). The dividends received from other companies are recognized under the heading “Dividend income” in the accompanying consolidated income statement for the year in which the right to receive them arises (see Note 40).

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets and liabilities.

•	“Financial assets held for trading” and “Other financial assets and liabilities designated at fair value through profit or loss”

The assets and liabilities recognized under these headings of the consolidated balance sheets are measured at fair value and changes in the fair value (gains or losses) are recognized as their net value under the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statements (see Note 44). However, changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

•	“Available-for-sale financial assets”

Assets recognized under this heading in the consolidated balance sheets are measured at their fair value. Subsequent changes in fair value (gains or losses) are recognized temporarily for their amount net of tax effect, under the heading “Valuation adjustments - Available-for-sale financial assets” in the consolidated balance sheets.

Changes in the value of non-monetary items resulting from changes in foreign exchange rates are recognized temporarily under the heading “Valuation adjustments - Exchange differences” in the accompanying consolidated balance sheets. Changes in foreign exchange rates resulting from monetary items are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

The amounts recognized under the headings “Valuation adjustments - Available-for-sale financial assets” and “Valuation adjustments - Exchange differences” continue to form part of the Group’s consolidated equity until the corresponding asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized in the corresponding financial instrument. If these assets are sold, these amounts are derecognized and included under the headings “Net gains (losses) on financial assets and liabilities” or “Exchange differences (net)”, as appropriate, in the consolidated income statement for the year in which they are derecognized.

The gains from sales of other equity instruments considered strategic investments included under “Available-for-sale financial assets” are recognized under the heading “Gains (losses) in non-current assets held-for-sale not classified as discontinued operations” in the consolidated income statement, even if they had not been classified in a previous balance sheet as non-current assets held for sale (see Note 52).

The net impairment losses in “Available-for-sale financial assets” over the year are recognized under the heading “Impairment losses on financial assets (net) – Other financial instruments not at fair value through profit or loss” (see Note 49) in the consolidated income statements for that period.

•	“Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortized cost”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at “amortized cost” using the “effective interest rate” method. This is because the consolidated entities intend to hold such financial instruments to maturity.

Net impairment losses of assets recognized under these headings arising in a particular period are recognized under the heading “Impairment losses on financial assets (net) – Loans and receivables” or “Impairment losses on financial assets (net) – Other financial instruments not valued at fair value through profit or loss” (see Note 49) in the consolidated income statement for that period.

•	“Hedging derivatives” and “Fair value changes of the hedged items in portfolio hedges of interest-rate risk”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at fair value.

Changes occurring subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments designated as hedge accounting instruments are recognized as follows:

•

In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement, with a corresponding item under the headings where hedging items (“Hedging derivatives”) and the hedged items are recognized, as applicable.

•

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

•

In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading “Valuation adjustments – Cash flow hedging” in the consolidated balance sheets. These differences are recognized in the accompanying consolidated income statement at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item. Almost all of the hedges used by the Group are for interest-rate risks. Therefore, the valuation changes are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement (see Note 39).

•

Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement.

•

In the hedges of net investments in foreign operations, the differences attributable to the effective portions of hedging items are recognized temporarily under the heading “Valuation adjustments – Hedging of net investments in foreign transactions” in the consolidated balance sheets. These differences in valuation are recognized under the heading “Exchange differences (net)” in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized.

•	Other financial instruments

The following exceptions are applicable with respect to the above general criteria:

•

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying asset and are settled by delivery of those instruments remain in the consolidated balance sheet at acquisition cost; this may be adjusted, where appropriate, for any impairment loss. (see Note 8)

•

Valuation adjustments arising from financial instruments classified at the consolidated balance sheet date as non-current assets held for sale are recognized with a balancing entry under the heading “Valuation adjustments - Non-current assets held for sale” in the accompanying consolidated balance sheets.

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

•	In the case of equity instruments, it means that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known. The recoveries of previously recognized impairment losses are reflected, if appropriate, in the consolidated income statement for the year in which the impairment is reversed or reduced, with an exception: any recovery of previously recognized impairment losses for an investment in an equity instrument classified as financial assets available for sale is not recognized in the consolidated income statement but under the heading “Valuation Adjustments - Available-for-sale financial assets” in the consolidated balance sheet (see Note 31).

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

In the case of particularly significant financial assets, and assets that cannot be classified within similar groups of instruments in terms of risk, the amounts recognized are measured individually. In the case of financial assets for lower amounts that can be classified in homogeneous groups, this measurement is carried out as a group.

According to our established policy, the recovery of a recognized amount is considered to be remote and, therefore, derecognized from our consolidated balance sheet in the following cases:

•

Any loan (except for those carrying an effective guarantee) of a company in bankruptcy and/or in the last phases of a “concurso de acreedores” (the Spanish equivalent of a Chapter 11 bankruptcy proceeding), and

•	Financial assets (bonds, debentures, etc.) whose issuer’s solvency had been undergone a notable and irreversible deterioration.

Additionally, loans classified as impairedsecured loans are written off in the balance sheet within a maximum period of four years of their classification as impaired, while impaired unsecured loans (such as commercial and consumer loans, credit cards, etc.) are written off within two years of their classification as impaired.

Calculation of impairment on financial assets

The impairment on financial assets is determined by type of instrument and other circumstances that could affect it, taking into account the guarantees received by the owners of the financial instruments to assure (in part or in full) the performance of the transactions. The BBVA Group recognizes impairment charges directly against the impaired asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it registers non-performing loan provisions for the estimated losses.

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

As an exception to the rule described above, the market value of listed debt instruments is deemed to be a fair estimate of the present value of their future cash flows.

The following is to be taken into consideration when estimating the future cash flows of debt instruments:

•

All the amounts that are expected to be recovered over the remaining life of the instrument; including, where appropriate, those which may result from the collateral and other credit enhancements provided for the instrument (after deducting the costs required for foreclosure and subsequent sale). Impairment losses include an estimate for the possibility of collecting accrued, past-due and uncollected interest.

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

•

For these purposes, country risk is understood to refer to risk with respect to debtors resident in a particular country and resulting from factors other than normal commercial risk: sovereign risk, transfer risk or risks derived from international financial activity.

The BBVA Group has policies, methods and procedures for hedging its credit risk, for insolvency attributable to counterparties and country-risk. These policies, methods and procedures are applied to the arrangement, study and documentation of debt instruments, contingent risks and commitments, as well as the identification of their deterioration and in the calculation of the amounts needed to cover their credit risk.

•	Impairment losses determined collectively

Impairment losses determined collectively are calculated by using statistical procedures, and they are deemed equivalent to the portion of losses incurred on the date that the accompanying consolidated financial statements are prepared that has yet to be allocated to specific transactions.

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

•

Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD is associated with the rating/scoring of each counterparty/transaction. PD is measured using a time horizon of one year, i.e. it quantifies the probability of the counterparty defaulting in the coming year. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets). A PD of 100% is assigned when a loan is considered impaired.

•

Loss given default (LGD) is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the transaction.

In order to calculate the LGD at each balance sheet date, the Group evaluates the estimated cash flows from the sale of the collateral by estimating its sale price (in the case of real estate collateral, the Group takes into account declines in property values which could affect the value of such collateral) and its estimated cost of sale. In the event of a default, the Group becomes contractually entitled to the property at the end of the foreclosure process or properties purchased from borrowers in distress, and recognize the collateral at its fair value. After the initial recognition of these assets classified as “Non-current assets held for sale” (see Note 2.2.4) or “Inventories” (see Note 2.2.6), they are valued at the lower of their carrying amount and their fair value less their estimated selling price.

The expected loss calculation used to determine the economic capital in our models includes ‘through-the-cycle’ adjustments of the aforementioned factors, particularly of PD and LGD. Through these adjustments, the Group seeks to set the value of the parameters used in our model at their average level throughout the economic cycle. The Group’s calculation of economic capital is more stable and accurate as a result.

By contrast, allowances for loan losses are calculated based on estimates of incurred losses at the reporting date (without any ‘through-the-cycle’ adjustments), in compliance with IFRS requirements.

With its methodology for determining the allowance for determined collectively losses, the Group seeks to identify the amounts of losses which, although incurred at the reporting date, have not yet been reported and which the Group knows, on the basis of historical experience and other specific information, will arise following the reporting date.

In order to calculate such non-reported incurred losses, the Group makes certain adjustments to the expected loss used to calculate economic capital under our internal models in order to eliminate the ‘through-the-cycle’ adjustments and focus on incurred loss (rather than expected loss) as required by IFRS. Such adjustments are based on the following two parameters:

•	The point-in-time (‘PIT’) parameter, which is an adjustment to eliminate the ‘through-the-cycle’ component of the expected loss.

The ‘point-in-time’ parameter converts a ‘through-the-cycle’ probability of default (defined as the average probability of default over a complete economic cycle) into the probability of default at the reporting date (‘point-in-time’ probability).

•

The loss identification period (‘LIP’) parameter, which is the time lag period between the occurrence of a specific impairment or loss event and objective evidence of impairment becoming apparent on an individual basis; in other words, the time lag period between the loss event and the date an entity identified its occurrence.

This adjustment relates to the fact that, in calculating expected loss for purposes of calculating economic capital and BIS II regulatory capital, the Group measures the probability of default using a time horizon of one year. Therefore, in order to calculate our allowance for loan losses, the Group has to convert the one-year expected loss to the incurred loss concept at the reporting date required by IAS 39. The Group calculates the incurred loss at the closing date by adjusting the expected loss for the next twelve months based on the estimated LIPs of the various homogenous portfolios.

The analysis of LIPs is performed on a homogenous portfolio basis. For the portfolios in Spain and in Mexico, which are the most significant portfolios, BBVA uses the following methodology to determine an interval of LIP that has occurred over time:

•

Analysis of the frequency of regulatory and internal review: The review of the credit quality of customers results in loss being identified. The more frequently the entity reviews the credit quality of its customers, the quicker losses are identified and therefore the lower is the resulting LIP (incurred but not reported losses decrease but ‘identified’ incurred losses increase). By contrast, the less frequently the entity reviews the credit quality of its customers, the slower losses are identified and therefore the higher is the resulting LIP.

•

Analysis of the correlation between macroeconomic factors and probability of default: The deterioration of certain macroeconomic factors can be considered as a loss event if it results in an increase in the credit risk of a portfolio. Analysis performed shows the existence of correlation between some macroeconomic indicators and the probability of default, with a time lag existing between changes in such parameters and changes in the default rate. The Economic Research Department (“BBVA Research”) analyses the correlation between macroeconomic indicators (mainly GDP and interest rates) and probability of default (PD) for the portfolios.

The analysis includes PD available information by portfolio for the last 25 years. The purpose of the analysis is to evaluate the impact of macroeconomic indicators on the PD and identify the time lag between the deterioration of a macroeconomic indicator and the increase in PD. This time lag illustrates the time period between the loss event and the identification of the loss which leads to an individual provisioning. The research shows that changes in macroeconomic indicators, such as GDP and interest rates, result in variations in the PD of these portfolios within less than six months.

•

An internal benchmark of the LIPs used by European peers (based on 12 European banks from Belgium, Germany, Italy, the Netherlands and the United Kingdom): For corporate loans, 3-12 months; for retail loans, 2-9 months.

The LIPs BBVA uses, which were determined in accordance with the methodology described above, are set forth in the table below:

Portfolio		Ranges of LIPs	Weighted Average of LIPs Used as of December 31, 2012
Sovereign and Public Institutions		12 months	12 months
Corporates	Real estate developers	From 1 months to 18 months	3 months
	Large corporates Others corporates SMEs	From 1 months to 12 months	9-10 months
Retail	Mortgage loans Consumer loans	From 2 months to 9 months	7-8 months

At least once a year, BBVA performs a backtesting analysis in order to assess the accuracy of the LIP estimates for the corporate portfolios. The backtesting involves assessing the evolution of the most significant impaired loans over a period of time, on a periodic basis, to identify the actual LIPs for each portfolio. In addition, with respect to all of the portfolios, BBVA reviews the correlation between the evolution of macroeconomic indicators (mainly GDP and interest rates) and PD for such portfolios.

The allowance for loan losses for loan portfolios of BBVA’s U.S. subsidiaries (which represented approximately 9.1% of the consolidated loans and receivables as of December 31, 2012) is determined under U.S. GAAP. There is no significant difference between the allowance for loan losses accounting under ASC-310 and under IAS 39. The methodology followed by Compass (BBVA’s bank subsidiary in the U.S.) for determining the allowance for loan losses is based on the average expected loss over the last five years. The calculation of expected losses is segmented by common portfolio characteristics such as product type, risk rating, bureau score, past due status, collateral type and loan to value. In the process of calculating the allowance for loan losses, Compass assigns a PD and an LGD for the different portfolios. The weighted average of the LIP used as of December 31, 2012 was one year, based on internal analysis of the management, following an approach that is consistent with that described above for the Spain and Mexico loan portfolios.

The Bank of Spain requires that the calculation of the allowance for collective losses incurred must also be calculated based on the information provided by the Bank of Spain until the Spanish regulatory authority has verified and approved these internal models.

For the years ended December 31, 2012, 2011 and 2010, there is no material difference in the amount of allowances for loan losses calculated in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and IFRS-IASB.

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

Impairment of equity instruments

The amount of the impairment in the equity instruments is determined by the category where they are recognized:

•

Equity instruments measured at fair value: When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as “Valuation adjustments - Available-for-sale financial assets” and are recognized in the consolidated income statement. The Group considers that there is objective evidence of impairment on equity instruments classified as available-for-sale when significant unrealized losses have existed over a sustained period of time due to a price reduction of at least 40% or over a period of more than 18 months.

When applying this evidence of impairment, the Group takes into account the volatility in the price of each individual security to determine whether it is a percentage that can be recovered through its sale on the market; other different thresholds may exist for certain securities or specific sectors.

In addition, for individually significant investments, the Group compares the valuation of the most significant securities against valuations performed by independent experts.

Any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale is not recognized in the consolidated income statement, but under the heading “Valuation Adjustments - Available-for-sale financial assets” in the consolidated balance sheet (see Note 31).

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

The Group is considered to have transferred substantially all the risks and benefits if such risks and benefits account for the majority of the risks and benefits involved in ownership of the transferred assets. If substantially all the risks and benefits associated with the transferred financial asset are retained:

•	The transferred financial asset is not derecognized from the consolidated balance sheet and continues to be measured using the same criteria as those used before the transfer.

•	A financial liability is recognized at the amount equal to the amount received, which is subsequently measured at amortized cost.

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

Financial instruments acquired with an agreement to subsequently resell them are not recognized in the consolidated balance sheets and the amount paid for the purchase is considered financing to third parties.

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

Among other elements, such methods and procedures take into consideration the risks and profits obtained by the Group, and also take into account all relevant elements, including the guarantees granted or the losses associated with collection of the corresponding assets retained by the Group. Such entities include the so-called asset securitization funds, which are fully consolidated in those cases in where, based on the aforementioned analysis, it is determined that the Group has maintained control.

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

The BBVA Group has applied the most severe criteria for determining whether or not it retains substantially all the risk and rewards on such assets for all securitizations performed since January 1, 2004. As a result of these analyses, the Group has concluded that none of the securitizations undertaken since that date meet the prerequisites for derecognizing the securitized assets from the consolidated balance sheets (see Note 13.2 and Appendix VI), as the Group retains substantially all the expected credit losses and possible changes in net cash flows, while retaining the subordinated loans and lines of credit extended by the BBVA Group to these securitization funds.

2.2.3	Financial guarantees

Financial guarantees are considered to be those contracts that require their issuer to make specific payments to reimburse the holder of the financias guarantee for a loss incurred when a specific borrower breaches its payment obligations on the terms – whether original or subsequently modified – of a debt instrument, irrespective of the legal form it may take. Financial guarantees may take the form of a deposit, financial guarantee, insurance contract or credit derivative, among others.

In their initial recognition, financial guarantees are recognized as liabilities in the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and the Group simultaneously recognize a corresponding asset in the consolidated balance sheet for the amount of the fees and commissions received at the inception of the transactions and the amounts receivable at the present value of the fees, commissions and interest outstanding.

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

The provisions recognized for financial guarantees considered impaired are recognized under the heading “Provisions - Provisions for contingent risks and commitments” on the liability side in the consolidated balance sheets (see Note 25). These provisions are recognized and reversed with a charge or credit, respectively, to “Provisions (net)” in the consolidated income statements (see Note 48).

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

The fair value of the non-current assets held for sale from foreclosures or recoveries is mainly based on appraisals or valuations made by independent experts and not more than one year old, or less if there are indications of impairment.

Gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and related impairment losses and subsequent recoveries, where pertinent, are recognized in “Gains/(losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statements (see Note 52.1). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.

Income and expenses for discontinued operations, whatever their nature, generated during the year, even if they have occurred before their classification as discontinued operations, are presented net of the tax effect as a single amount under the heading “Profit from discontinued operations” in the consolidated income statement, whether the business remains on the balance sheet or is derecognized from the balance sheet. This heading includes the earnings from their sale or other disposal (see Notes 1.3 and 52.2).

2.2.5	Tangible assets

Property, plant and equipment for own use

This heading includes the assets under ownership or acquired under lease finance, intended for future or current use by the BBVA Group and that it expects to hold for more than one year. It also includes tangible assets received by the consolidated entities in full or partial settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use.

Property, plant and equipment for own use are presented in the consolidated balance sheets at acquisition cost, less any accumulated depreciation and, where appropriate, any estimated impairment losses resulting from comparing this net carrying amount of each item with its corresponding recoverable amount.

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

The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Amortization Rates for Tangible Assets

Type of Assets	Annual Percentage
Buildings for own use	1.33% - 4%
Furniture	8% - 10%
Fixtures	6% - 12%
Office supplies and hardware	8% - 25%

The BBVA Group’s criteria for determining the recoverable amount of these assets, in particular the buildings for own use, is based on up-to-date independent appraisals that are no more than 3-5 years old at most, unless there are indications of impairment.

At each reporting date, the Group entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the entity analyzes whether this impairment actually exists by comparing the asset’s net carrying amount with its recoverable amount (as the higher between its recoverable amount less disposal costs and its value in use). When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.

Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities will estimate the recoverable amounts of the asset and recognize it in the consolidated income statement, registering the reversal of the impairment loss registered in previous years and thus adjusting future depreciation charges. Under no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

Upkeep and maintenance expenses relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the consolidated income statements under the heading “Administration costs - General and administrative expenses - Property, fixtures and equipment” (see Note 46.2).

Other assets leased out under an operating lease

The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to register the impairment losses on them, are the same as those described in relation to tangible assets for own use.

Investment properties

The heading “Tangible assets - Investment properties” in the consolidated balance sheets reflects the net values (purchase cost minus the corresponding accumulated depreciation and, if appropriate, estimated impairment losses) of the land, buildings and other structures that are held either to earn rentals or for capital appreciation through sale and that are neither expected to be sold off in the ordinary course of business nor are destined for own use (see Note 19).

The criteria used to recognize the acquisition cost of investment properties, calculate their depreciation and their respective estimated useful lives and register the impairment losses on them, are the same as those described in relation to tangible assets held for own use.

The BBVA Group’s criteria for determining the recoverable amount of these assets is based on up-to-date independent appraisals that are no more than one year old at most, unless there are indications of impairment.

2.2.6	Inventories

The balance under the heading “Other assets - Inventories” in the consolidated balance sheets mainly includes the land and other properties that the BBVA Group’s real estate companies hold for development and sale as part of their real estate development activities (see Note 22).

The cost value of inventories includes the costs incurred for their acquisition and development, as well as other direct and indirect costs incurred in getting them to their current condition and location.

The cost value of real-estate assets accounted for as inventories is comprised of: the acquisition cost of the land, the cost of urban planning and construction, non-recoverable taxes and costs corresponding to construction supervision, coordination and management. Borrowing cost incurred during the year form part of the cost value, provided that the inventories require more than a year to be in a condition to be sold.

Properties purchased from borrowers in distress are measured, at the acquisition date and any subsequent time, at either their related carrying amount or the fair value of the property (less sale costs), whichever is lower. The acquisition cost of these real-estate assets is defined as the balance pending collection of the loans/credits that originated these purchases (net of associated provisions).

Impairment

If the fair value less costs to sell is lower than the amount registered in the balance sheet for the loan, a loss is recognized under the heading “Impairment losses on other assets (net)” in the income statement for the period. In the case of real-estate assets accounted for as inventories, the BBVA Group’s criterion for determining their net realizable value is mainly based on independent appraisals no more than one year old, or less if there are indications of impairment.

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

Inventory sales

In sale transactions, the carrying amount of inventories is derecognized from the consolidated balance sheet and recognized as an expense under the heading “Other operating expenses – Changes in inventories” in the year in which the income from its sale is recognized. This income is recognized under the heading “Other operating income – Financial income from non-financial services” in the consolidated income statements (see Note 45).

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

In addition, the acquire shall recognize an asset in the consolidated balance sheet under the heading “Intangible asset - Goodwill” if on the purchase date there is a positive difference between:

•	the sum of the consideration transferred, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired business; and

•	the fair value of the assets acquired and liabilities assumed.

If this difference is negative, it shall be recognized directly in the income statement under the heading “Negative Goodwill in business combinations”.

Non-controlling interests in the acquired entity may be measured in two ways: either at their fair value; or at the proportional percentage of net assets identified in the acquired entity. The method of valuing non-controlling interest may be elected in each business combination. So far, the BBVA Group has always elected for the second method.

The purchase of non-controlling interests subsequent to obtaining control of an entity is recognized as equity transactions; in other words, the difference between the consideration transferred and the carrying amount of the percentage of non-controlling interests acquired is charged directly to equity.

2.2.8	Intangible assets

Goodwill

Goodwill represents payment in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized . It is only recognized as goodwill when the business combinations are acquired at a price. Goodwill is never amortized. It is subject periodically to an impairment analysis, and is written off if it is clear that there has been impairment.

Goodwill is assigned to one or more cash-generating units that expect to be the beneficiaries of the synergies derived from the business combinations. The cash-generating units represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from the Group’s other assets or groups of assets. Each unit or units to which goodwill is allocated:

•	is the lowest level at which the entity manages goodwill internally;

•	is not larger than a business segment.

The cash-generating units to which goodwill has been allocated are tested for impairment (including the allocated goodwill in their carrying amount). This analysis is performed at least annually or more frequently if there is any indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, in the event they are not valued at fair value, is compared with its recoverable amount.

The recoverable amount of a cash-generating unit is equal to the fair value less sale costs and its value in use, whichever is greater. Value in use is calculated as the discounted value of the cash flow projections that the unit’s management estimates and is based on the latest budgets approved for the coming years. The main assumptions used in its calculation are: a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows, which is equal to the cost of the capital assigned to each cash-generating unit, and equivalent to the sum of the risk-free rate plus a risk premium inherent to the cash-generating unit being evaluated for impairment.

If the carrying amount of the cash-generating unit exceeds the related recoverable amount, the Group recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that unit and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. In the event the non-controlling interests are measured at fair value, the deterioration of goodwill attributable to non-controlling interests will be recognized. In any case, an impairment loss recognized for goodwill shall not be reversed in a subsequent period.

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

The consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment losses on other assets (net) - Goodwill and other intangible assets” in the accompanying consolidated income statements (see Note 50). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years, are similar to those used for tangible assets.

2.2.9	Insurance and reinsurance contracts

The assets of the BBVA Group’s insurance companies are recognized according to their nature under the corresponding headings of the consolidated balance sheets and the initial regognition and valuation is carried out according to the criteria set out in IFRS 4.

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

The income or expenses reported by the BBVA Group’s insurance companies on their insurance activities is recognized, attending to its nature, in the corresponding items of the consolidated income statements.

The consolidated insurance entities of the BBVA Group recognize the amounts of the premiums written to the income statement and a charge for the estimated cost of the claims that will be incurred at their final settlement to their income statements. At the close of each year the amounts collected and unpaid, as well as the costs incurred and unpaid, are accrued.

The most significant provisions registered by consolidated insurance entities with respect to insurance policies issued by them are set out by their nature in Note 24.

According to the type of product, the provisions may be as follows:

•	Life insurance provisions: Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:

•

Provisions for unearned premiums. These are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until the closing date that has to be allocated to the period from the closing date to the end of the insurance policy period.

•	Mathematical reserves: Represents the value of the life insurance obligations of the insurance companies at year-end, net of the policyholder’s obligations, arising from life insurance contracted.

•	Non-life insurance provisions:

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

•

Provision for claims: This reflects the total amount of the outstanding obligations arising from claims incurred prior to year-end. Insurance companies calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

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

The total corporate income tax expense is calculated by aggregating the current tax arising from the application of the corresponding tax rate to the tax for the year (after deducting the tax credits allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, defined as the amounts to be payable or recoverable in future fiscal years arising from the differences between the carrying amount of assets and liabilities and their tax bases (the “tax value”), and tax loss and tax credit carry forwards. These amounts are registered by applying to each temporary difference the tax rates that are expected to apply when the asset is realized or the liability settled (see Note 21).

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

The income and expenses directly recognized in equity that do not increase or decrease taxable income are accounted for as temporary differences.

2.2.11	Provisions, contingent assets and contingent liabilities

The heading “Provisions” in the consolidated balance sheets includes amounts recognized to cover the BBVA Group’s current obligations arising as a result of past events. These are certain in terms of nature but uncertain in terms of amount and/or settlement date. The settlement of these obligations is deemed likely to entail an outflow of resources embodying economic benefits (see Note 25). The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group companies relative to third parties in relation to the assumption of certain responsibilities or through virtually certain developments of particular aspects of the regulations applicable to the operation of the entities; and, specifically, future legislation to which the Group will certainly be subject.

The provisions are recognized in the consolidated balance sheets when each and every one of the following requirements is met:

•	They represent a current obligation that has arisen from a past event;

•	At the date referred to by the consolidated financial statements, there is more probability that the obligation will have to be met than that it will not;

•	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

•	The amount of the obligation can be reasonably estimated.

Among other items, these provisions include the commitments made to employees by some of the Group entities (mentioned in section 2.2.12), as well as provisions for tax and legal litigation.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement; however, they are disclosed in the Notes to the financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits (see Note 36).

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

Below is a description of the most significant accounting criteria relating to the commitments to employees, in terms of post-employment benefits and other long-term commitments, of certain BBVA Group companies in Spain and abroad (see Note 26 ).

Commitments valuation: assumptions and actuarial gains/losses recognition

The present values of the commitments are quantified based on an individual member data. For current employees costs are calculated using the projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit/commitment and measures each unit separately to build up the final obligation.

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

•	The future levels of wages and benefits are based on market expectations at the consolidated balance sheet date for the period over which the obligations are to be settled.

•	The rate used to discount the commitments is determined by reference to market yields at the date referred to by the consolidated financial statements on high quality bonds.

The BBVA Group recognizes actuarial differences originating in the commitments assumed with staff taking early retirement, benefits awarded for seniority and other similar items under the heading “Provisions (net)” of the consolidated income statement for the period (see Note 48) in which these differences occur. The BBVA Group recognizes the actuarial gains or losses arising on all other defined-benefit post-employment commitments directly under the heading “Valuation adjustments” of equity in the accompanying consolidated balance sheets (see Note 31).

Post-employment benefit commitments

Pensions

The BBVA Group’s post-employment benefit commitments are either defined-contribution or defined-benefit.

•

Defined-contribution commitments: The amounts of these commitments are established as a percentage of certain remuneration items and/or as a fixed pre-established amount. The contributions made in each period by the BBVA Group’s companies for these commitments are recognized with a charge to the heading “Personnel expenses - Defined-contribution plan expense” in the consolidated income statements (see Note 46.1).

•

Defined-benefit commitments: Some of the BBVA Group’s companies have defined-benefit commitments for the permanent disability and death of certain current employees and early retirees, as well as defined-benefit retirement commitments applicable only to certain groups of current employees, or employees taking early retirement and retired employees. These commitments are either funded by insurance contracts or registered as internal provisions.

The amounts recognized under the heading “Provisions – Provisions for pensions and similar obligations” (see Note 25) are the differences, at the date of the consolidated financial statements, between the present values of the commitments for defined-benefit commitments, adjusted by the past service cost, and the fair value of plan assets.

The current contributions made by the Group’s companies for defined-benefit commitments covering current employees are charged to the heading “Administration cost - Personnel expenses” in the accompanying consolidated income statements (see Note 46.1).

Early retirement

The BBVA Group has offered certain employees in Spain the possibility of taking early retirement before the age stipulated in the collective labor agreement in force and has put into place the corresponding provisions to cover the cost of the commitments acquired for this item. The present values for early retirement are quantified based on an individual member data and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 25).

The early retirement commitments in Spain include the compensation and indemnities and contributions to external pension funds payable during the period of early retirement. The commitments relating to this group of employees after they have reached normal retirement age are dealt with in the same way as pensions.

Other post-employment welfare benefits

Some of the BBVA Group’s companies have welfare benefit commitments whose effects extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.

The present values of post-employment welfare benefits are quantified based on an individual member data and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the consolidated balance sheets (see Note 25).

Other long-term commitments to employees

Some of the BBVA Group’s companies are obliged to deliver goods and services to groups of employees. The most significant of these, in terms of the type of compensation and the event giving rise to the commitments, are as follows: loans to employees, life insurance, study assistance and long-service awards.

Some of these commitments are measured using actuarial studies, so that the present values of the vested obligations for commitments with personnel are quantified based on an individual member data. They are recognized under the heading “Provisions – Other provisions” in the accompanying consolidated balance sheets (see Note 25).

The cost of these benefits provided by the Spanish companies in the BBVA Group to active employees are recognized under the heading “Personnel expenses - Other personnel expenses” in the consolidated income statements (see Note 46.1).

Other commitments for current employees accrue and are settled on a yearly basis, so it is not necessary to register a provision in this regard.

2.2.13	Equity-settled share-based payment transactions

Provided they constitute the delivery of such instruments following the completion of a specific period of services, equity-settled share-based payment transactions are recognized as en expense for services being provided by employees, by way of a balancing entry under the heading “Stockholders’ equity – Other equity instruments” in the consolidated balance sheet. These services are measured at fair value, unless this value cannot be calculated reliably. In this case, they are measured by reference to the fair value of the equity instruments committed, taking into account the date on which the commitments were assumed and the terms and other conditions included in the commitments.

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

Termination benefits are recognized in the accounts when the BBVA Group agrees to terminate employment contracts with its employees and has established a detailed plan.

2.2.15	Treasury stock

The value of equity instruments issued by the BBVA Group’s entities and held by them - basically, shares and derivatives on the Bank’s shares held by some consolidated companies that comply with the requirements to be recognized as equity instruments - are recognized under the heading “Stockholders’ funds - Treasury stock” in the consolidated balance sheets (see Note 30).

These financial assets are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Stockholders’ funds - Reserves” in the consolidated balance sheets (see Note 29).

2.2.16	Foreign-currency transactions and exchange differences

The BBVA Group’s functional currency, and thus the currency in which the consolidated financial statements are presented, is the euro. All balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”.

Conversion to euros of the balances held in foreign currency is performed in two consecutive stages:

•	Conversion of the foreign currency to the functional currency (currency of the main economic environment in which the entity operates); and

•	Conversion to euros of the balances held in the functional currencies of the entities whose functional currency is not the euro.

Conversion of the foreign currency to the functional currency

Transactions denominated in foreign currencies carried out by the consolidated entities (or accounted for using the equity method) not based in European Monetary Union countries are initially accounted for in their respective currencies. Subsequently, the monetary balances in foreign currencies are converted to their respective functional currencies using the exchange rate at the close of the financial year.

In addition,

•	Non-monetary items valued at their historical cost are converted to the functional currency at the exchange rate in force on the purchase date.

•	Non-monetary items valued at their fair value are converted at the exchange rate in force on the date on which such fair value was determined.

•

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

The exchange differences produced when converting the balances in foreign currency to the functional currency of the consolidated entities and their subsidiaries are generally recognized under the heading “Exchange differences (net)” in the consolidated income statements. However, the exchange differences in non-monetary items are recognized temporarily in equity under the heading “Valuation adjustments - Exchange differences” in the consolidated balance sheets.

Conversion of functional currencies to euros

The balances in the financial statements of consolidated entities whose functional currency is not the euro are converted to euros as follows:

•	Assets and liabilities: at the average spot exchange rates as of the date of each of the consolidated financial statements.

•

Income and expenses and cash flows are converted by applying the exchange rate in force on the date of the transaction, and the average exchange rate for the financial year may be used, unless it has undergone significant variations.

•	Equity items: at the historical exchange rates.

The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Valuation adjustments – Exchange differences” in the consolidated balance sheets. Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading “Valuation adjustments - Entities accounted for using the equity method” until the item to which they relate is derecognized, at which time they are recognized in the income statement.

The breakdown of the main consolidated balances in foreign currencies as of December 31, 2012, 2011 and 2010, with reference to the most significant foreign currencies, is set forth in VIII.

2.2.17	Recognition of income and expenses

The most significant criteria used by the BBVA Group to recognize its income and expenses are as follows.

•

Interest income and expenses and similar items: As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method. The financial fees and commissions that arise on the arrangement of loans (basically origination and analysis fees) are deferred and recognized in the income statement over the expected life of the loan. The direct costs incurred in arranging these transactions can be deducted from the amount thus recognized. These fees are part of the effective rate for loans. Also dividends received from other companies are recognized as income when the consolidated companies’ right to receive them arises.

•

However, when a debt instrument is deemed to be impaired individually or is included in the category of instruments that are impaired because their recovery is considered to be remote, the recognition of accrued interest in the consolidated income statement is interrupted. This interest is recognized for accounting purposes as income, as soon as it is received.

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

The heading “Other operating income - Financial income from non-financial services” in the consolidated income statements includes the carrying amount of the sales of assets and income from the services provided by the Group companies that are not financial institutions. In the case of the Group, these companies are mainly real estate and service companies (see Note 45).

2.2.19	Leases

Lease contracts are classified as finance leases from the incepcion of the transaction, if they substantially transfer all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract. Leases other than finance leases are classified as operating leases.

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

When the consolidated entities act as lessors of an asset in operating leases, the acquisition cost of the leased assets is recognized under “Tangible assets – Property, plant and equipment – Other assets leased out under an operating lease” in the consolidated balance sheets (see Note 19). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the consolidated income statements on a straight-line basis within “Other operating expenses - Rest of other operating expenses” (see Note 45).

If a fair value sale and leaseback results in an operating lease, the profit or loss generated by the sale is recognized in the consolidated income statement at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are amortized over the lease period.

The assets leased out under operating lease contracts to other entities in the Group are treated in the consolidated financial statements as for own use, and thus rental expense and income is eliminated and the corresponding depreciation is recognize.

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

The sum of the changes to the heading “Valuation adjustments” of the consolidated total equity and the consolidated profit for the year forms the “Total recognized income/expenses of the year”.

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

The indirect method has been used for the preparation of the consolidated statement of cash flows. This method starts from the entity’s consolidated profit and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with cash flows classified as investment or finance. As well as cash, short-term, highly liquid investments subject to a low risk of changes in value, such as cash and deposits in central banks, are classified as cash and equivalents.

When preparing these financial statements the following definitions have been used:

•	Cash flows: Inflows and outflows of cash and equivalents.

•	Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investment or financing activities.

•	Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents or in operating activities.

•	Financing activities: Activities that result in changes in the size and composition of the Group’s equity and of liabilities that do not form part of operating activities.

The consolidated Cash Flow Statement for the year ended December 31, 2012, does not include certain non-cash transactions (related to foreclosed assets received in settlement of impaired loans and the allowance for loan losses) which in prior years were included under the captions “Investments/Divestments - Non-current assets held for sale and associated liabilities” and “Net increase/decrease in operating assets - Loans and receivables”, respectively. For 2012, these transactions have been reclassified to the caption “Adjustments to obtain the cash flow from operating activities: Other adjustments”. If extended to 2011 and 2010, such reclassification would not have materially changed the cash flow for such years: the cash flow from operating activities would have decreased by €1,516 million and €1,464 million for 2011 and 2010, respectively, and the cash flow from investment activities would have increased in the same amounts for such years.

2.2.23	Entities and branches located in countries with hyperinflationary economies

In order to assess whether an economy has a hyperinflationary inflation rate, the country’s economic environment is evaluated, analyzing whether certain circumstances exist, such as:

•	The country’s population prefers to keep its wealth or savings in non-monetary assets or in a relatively stable foreign currency;

•	Prices may be quoted in that currency;

•	Interest rates, wages and prices are linked to a price index;

•	The cumulative inflation rate over three years is approaching, or exceeds, 100%.

The fact that any of these circumstances is fulfilled will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.

Since 2009, the economy of Venezuela can be considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in Venezuela (see Note 3) have therefore been adjusted to correct for the effects of inflation. These amounts are not significant in the accompanying financial statements.

2.3	Recent IFRS pronouncements

Changes introduced in 2012

The following modifications to the IFRS or their interpretations (hereinafter “IFRIC”) came into force in 2012. They have not had a significant impact on the BBVA Group’s consolidated financial statements for the year.

Amended IFRS 7 – “Disclosures – Transfer of financial assets”

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

Amended IAS 12 – “Income Taxes – Deferred Tax: recovery of underlying assets”

IAS 12 establishes that the deferred tax assets and liabilities will be calculated by using the corresponding tax base and tax rate, according to the form in which the entity expects to recover or cancel the corresponding asset or liability: by the use of the asset or by its sale.

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

At the same time, IAS 12 includes the content of SIC 21 - “Income Taxes – Recovery of revalued non-depreciable assets”. This interpretation is withdrawn.

Standards and interpretations issued but not yet effective as of December 31, 2012

New International Financial Reporting Standards together with their interpretations had been published at the date of preparation of the accompanying consolidated financial statements, but are not obligatory as of December 31, 2012. Although in some cases the IASB permits early adoption before they come into force, the BBVA Group has not done so as of this date, as it is still analyzing the effects that will result from them.

IFRS 9 - “Financial instruments - classification and measurement”

On November 12, 2009, the IASB published IFRS 9 – “Financial Instruments” as the first stage of its plan to replace IAS 39 – “Financial Instruments: Recognition and measurement”. IFRS 9, which introduces new classification and measurement requirements for financial assets, will be mandatory from January 1, 2015 onwards, although early adoption has been permitted from December 31, 2009 onwards. However, the European Commission has decided not to adopt IFRS 9 and postpone its coming into force, thus making it impossible for European entities to apply this standard early.

The new standard includes significant differences with respect to the current one. It includes the following:

•	Approval of a new classification model based on two single categories of amortized cost and fair value;

•	Elimination of the current “Held-to-maturity-investments” and “Available-for-sale financial assets” categories;

•	Limitation of the analysis of impairment of assets measured at amortized cost; and

•	No separation of embedded derivatives in financial contracts on the entity’s assets.

IFRS 10 – “Consolidated financial statements”

IFRS 10 establishes a single consolidation model based on the principle of control, and applicable to all types of entities. Likewise, it introduces a definition of control, according to which a reporting entity controls another entity when it is exposed or has rights to variable returns from its involvement with the entity and has the ability to affect the amount of returns through its power over the entity.

The new standard will replace IAS 27 - “Consolidated and separate financial statements” and SIC 12 - “Consolidation - Special Purpose Entities” and shall apply beginning on January 1, 2013. The adoption of this standard by the European Union means that it will come into effect beginning on January 1, 2014 at the latest. However, early adoption is permitted. In this case it must be applied together with IFRS 11 and IFRS 12.

IFRS 11 - “Joint arrangements”

IFRS 11 introduces new consolidation principles applicable to all joint arrangements and will replace SIC 13 - “Jointly Controlled Entities” and IAS 31 - “Interests in Joint Ventures”.

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

Joint operations shall be accounted for by including in the financial statements of the controlling entities the assets, liabilities, income and expenses corresponding to them according to the contractual agreement. Joint ventures shall be accounted for in the consolidated financial statements using the equity method. They can no longer be accounted for by the proportionate consolidation method.

IFRS 11 shall apply beginning on January 1, 2013. The adoption of this standard by the European Union means that it will come into effect on January 1, 2014 at the latest. However, early adoption is permitted. In this case it must be applied together with IFRS 10 and IFRS 12.

IFRS 12 - “Disclosure of interests in other entities”

IFRS 12 is a new standard on the disclosure requirements for all types of holdings in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 12 shall apply beginning on January 1, 2013. The adoption of this standard by the European Union means that it will come into effect on January 1, 2014 at the latest. However, early adoption is permitted. In this case it must be applied together with IFRS 10 and IFRS 11.

IFRS 13 - “Fair value measurement”

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

Amended IAS 1 – “Presentation of financial statements”

The modifications made to IAS 1 include improvements and clarifications regarding the presentation of “Other comprehensive income” (valuation adjustments). The main change introduced is that the presentation of the items must distinguish those that can be reclassified to earnings in the future from those that cannot.

The revision to IAS 1 shall be applied to accounting years starting on or after July 1, 2012, although early adoption is permitted.

Amended IAS 19 – “Employee benefits”

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

Amended IAS 32 – “Financial Instruments: Presentation”

The changes made to IAS 32 clarify the following aspects on asset and liability offsetting:

•	The legal right to net recognized amounts must not depend on a future event and must be legally enforceable under all circumstances, including cases of default or insolvency of either party.

•

Settlements in which the following conditions are met shall be accepted as equivalent to “settlements for net amount”: all, or practically all of the credit and liquidity risk is eliminated; and the settlement of the assets and liabilities is carried out in a single settlement process.

These modifications will be applied to the accounting years starting on or after January 1, 2014, although early adoption is permitted.

Amended IFRS 7 – “Financial Instruments: Information to be disclosed”

The changes made to IFRS 7 introduce new disclosures of information on asset and liability offsetting: The entities must submit a breakdown of information on the gross and net amounts of the financial assets that have been or may be offset, and for all recognized financial instruments included in some type of master offset agreement, whether or not they have been netted. These modifications will be applied to the accounting years starting on or after January 1, 2013.

IAS 27 – “Consolidated and separate financial statements” and IAS 28 – “Investments in associates and joint ventures”

The modifications introduced deal with the changes derived from the new IFRS 10 and 11 described above. These amendments are applicable starting on January 1, 2013. The adoption of these amendments by the European Union means that it will come into effect on January 1, 2014 at the latest. However, early adoption is permitted. In this case it must be applied together with IFRS 10, IFRS 11 and IFRS 12.

Fourth annual improvements project for various IFRS

Fourth IFRS Annual Improvements project introduces small modifications and clarifications to IAS 1 - Presentation of financial statements, IAS 16 – Property, plant and equipment, IAS 32 – Financial instruments: presentation and IAS 34 - Interim financial reporting. The modifications will be applicable retrospectively to the accounting years starting on or after January 1, 2013.

3.	BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also operates in other sectors: insurance, real estate, operational leasing, etc.

Appendices II to IV inclusive provide relevant information as of December 31, 2012 on the Group’s subsidiaries, proportionately consolidated jointly controlled entities, and investments and jointly controlled entities accounted for by the equity method. Appendix IV shows the main changes in investments in 2012, and Appendix V gives details of the subsidiaries under the full consolidation method and which, based on the information available, are more than 10% owned by non-Group shareholders as of December 31, 2012.

The following table sets forth information related to the Group’s total assets as of December 31, 2012, 2011 and 2010, broken down by the Group’s companies according to their activity:

	Millions of Euros
	Total Assets Contributed to the Group
Contribution to Consolidated Group. Entities by Main Activities	2012	2011	2010
Banks and other financial services	610,192	577,914	533,143
Insurance and pension fund managing companies	20,822	17,226	17,034
Other non-financial services	6,771	2,548	2,561
Total	637,784	597,688	552,738

The total assets and earnings as of December 31, 2012, 2011 and 2010, broken down by the geographical areas in which the BBVA Group operates, are included in Note 6.

The BBVA Group’s activity is mainly located in Spain, Mexico, South America and the United States, with an active presence in other countries, as shown below:

•

Spain: The Group’s activity in Spain is principally through Banco Bilbao Vizcaya Argentaria, S.A., which is the parent company of the BBVA Group. The Group also has other companies that operate in Spain’s banking sector, insurance sector, real estate sector, services and as operational leasing companies.

•

Mexico: The BBVA Group operates in Mexico both in the banking sector through BBVA Bancomer and in the insurance and pensions business, mainly through Seguros Bancomer S.A. de C.V. and Pensiones Bancomer, S.A. de C.V.

•

South America: The BBVA Group’s activity in South America is mainly focused on the banking, insurance and pensions sectors, in the following countries: Chile, Venezuela, Colombia, Peru, Argentina, Panama, Paraguay and Uruguay. It is also present in Bolivia and Ecuador in the pensions business and has a representative office in Sao Paulo (Brazil).

The Group owns more than 50% of most of the companies based in these countries. Appendix I shows a list of the companies which, although less than 50% owned by the BBVA Group as of December 31, 2012, are fully consolidated (see Note 2.1).

•

United States: The Group’s activity in the United States is mainly carried out through a group of companies with BBVA Compass Bancshares, Inc. at their head, the New York branch and a representative office in Silicon Valley (California).

•

Turkey: In March 2011, the BBVA Group acquired 25.01% of the share capital of the Turkish bank Turkiye Garanti Bankasi, AS (hereinafter, “Garanti”). Garanti heads up a group of banking and financial institutions that operate in Turkey, Holland and some countries in Eastern Europe. The Bank also has a representative office in Istanbul.

•

Rest of Europe: The Group’s activity in Europe is carried out through banks and financial institutions in Ireland, Switzerland, Italy and Portugal, operational branches in Germany, Belgium, France, Italy and the United Kingdom, and a representative office in Moscow.

•

Asia-Pacific: The Group’s activity in this region is carried out through operational branches (in Taipei, Seoul, Tokyo, Hong Kong and Singapore) and representative offices (in Beijing, Shanghai and Mumbai, Abu Dhabi and Sidney). In addition, the BBVA Group holds a stake in the CITIC Group (hereinafter, “CITIC”) that includes investments in Citic International Financial Holdings Limited (hereinafter, “CIFH”) and in China Citic Bank Corporation Limited (hereinafter, “CNCB”) (see Note 17).

Changes in the Group

On May 24, 2012 BBVA announced its decision to conduct a study on strategic alternatives for its pension business in Latin America. The alternatives considered in this process include the total or partial sale of the businesses of the Pension Fund Administrators (AFP) in Chile, Colombia and Peru, and the Retirement Fund Administrator (Afore) in Mexico.

As of December 31, 2012, the aforementioned pension businesses to be sold had total registered assets of €1,150 million and liabilities of €318 million, which have been reclassified under the headings “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale,” respectively, in the accompanying consolidated balance sheet (see Note 16.3). In accordance with IFRS-5, the earnings from these companies have been reclassified under the heading “Net gains (losses) from discontinued operations” in the accompanying consolidated income statements for the years 2012, 2011 and 2010.

As of the date of preparation of these consolidated Financial Statements, the following significant operations have been completed in relation to these businesses.

Sale of Afore Bancomer

As a result of this process, on November 27, BBVA announced that it had reached an agreement to sell to Afore XXI Banorte, S.A. de C.V. the entire stake that BBVA held directly or indirectly in the Mexican company Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.

Once the corresponding authorization had been obtained from the competent authorities, the sale was closed on January 9, 2013, at which point the BBVA Group no longer had control over the company sold (see note 2.1).

The total sale price was USD 1,735 million (approximately €1,315 million). The capital gain net of taxes was approximately €800 million and will be recognized in the consolidated income statement for 2013.

Announcement of the sale of BBVA Horizonte

On December 24, 2012, BBVA reached an agreement with Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir, S.A., a subsidiary of Grupo Aval Acciones y Valores, S.A., for the sale of the entire stake held directly or indirectly by BBVA in the Colombian company BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A.

The closing of this deal is subject to regulatory approval in Colombia.

The total sale price agreed by the parties is USD 530 million (approximately €402 million), subject to certain adjustments. This transaction is expected to be closed during the first half of 2013 and the net capital gain will be approximately €265 million, which will be recognized in the consolidated income statement for 2013.

Changes in the Group in 2012

Acquisition of Unnim

On March 7, 2012, the Governing Board of the Fund for Orderly Bank Restructuring (FROB) awarded BBVA Unnim Banc, S.A. (hereinafter “Unnim”) as part of the process for restructuring the bank.

This was done through a share sale purchase agreement between FROB, the Credit Institution Deposit Guarantee Fund (hereinafter “FGD”) and BBVA, under which BBVA was to purchase 100% of the shares of Unnim for €1.

A Protocol of Financial Support Measures was also concluded for the restructuring of Unnim. This regulates an asset protection scheme (EPA) whereby the FGD will assume 80% of the losses that may be suffered by a portfolio of predetermined Unnim assets for the next 10 years.

On July 27 2012, following the completion of the transaction, BBVA became the holder of 100% of the capital of Unnim.

As of December 31, 2012, Unnim had a volume of assets of €24,756 million, of which €15,932 million corresponded to “Loans and advances to customers”. “Customer deposits” amounted to €11,083 million.

Given the specific characteristics of this acquisition, the amount that Unnim would have contributed to the consolidated Group had that business combination been performed at the start of 2012 is not representative.

As of December 31, 2012, according to the acquisition method, the comparison between the fair values assigned to the assets acquired and the liabilities assumed from Unnim, and the cash payment made to the FROB in consideration of the transaction generated a difference of €376 million (“bargain purchase”), which is registered under the heading “Negative Goodwill in business combinations” in the accompanying consolidated income statement for the year 2012. As of the date of preparation of these consolidated financial statements, the calculation for determining the final amount of this negative consolidation difference in accordance with IFRS 3 has not yet been completed, although the Group does not expect any significant changes in the valuations of the assets and liabilities related to this acquisition (see Note 20.1).

Sale of the business in Puerto Rico

On June 28, 2012, BBVA reached an agreement to sell its business in Puerto Rico to Oriental Financial Group Inc.

This agreement included the sale of 100% of the common stock of BBVA Securities of Puerto Rico, Inc. and BBVA PR Holding Corporation, which in turn owns 100% of the common stock of Banco Bilbao Vizcaya Argentaria Puerto Rico and of BBVA Seguros Inc.

Once the corresponding authorization had been obtained from the competent authorities, the sale was closed on December 18, 2012, at which point the BBVA Group no longer had control over the businesses (see note 2.1).

The sale price was USD 500 million (around €385 million at the exchange rate on the date of the transaction). Gross capital losses from the sale are around €15 million (taking into account the exchange rate at the time of the transaction and the earnings of these companies up to the close of the deal). These capital losses are recognized under the heading “Gains (losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statement for 2012 (see Note 52).

Changes in the Group in 2011

Acquisition of a capital holding in the bank Garanti

On March 22, 2011, BBVA bought a stake of 24.89% of the capital stock of Turkiye Garanti Bankasi, AS (Garanti) from the Dogus Group. It subsequently bought an additional stake of 0.12% on the market, increasing the BBVA Group’s total stake in the common stock of Garanti to 25.01%. The total price of both acquisitions amounted to USD 5,876 million (€4,140 million, taking into account the hedging derivatives contracted to hedge the deal’s euro/dollar exchange-rate risk).

The agreements with the Dogus group include an arrangement for the joint management of Garanti and the appointment of some of the members of its Board of Directors by the BBVA Group. BBVA also has a perpetual option to purchase an additional 1% of Garanti Bank five years after the initial purchase.

As of December 31, 2012, the goodwill recorded from the Garanti acquisition amounted to €1,296 million (see Note 20.1).

The 25.01% stake in Garanti is accounted for in the BBVA Group under the proportionate consolidation method, due to the aforementioned joint management agreements. As of December 31, 2012, Garanti’s contribution to the BBVA Group, after the corresponding standardization and consolidation adjustments, amounts to €20,730 million in assets, €16,741 million in liabilities and €314 million in profit attributable to parent company.

4.	Shareholder remuneration system and allocation of earnings

Shareholder remuneration system

A shareholder remuneration system called the “Dividend Option” was introduced in 2011. The Bank’s Shareholders’ Annual General Meeting held on March 16, 2012 once more approved the establishment of the “Dividend Option” program for 2012 under point four of the Agenda, through two share capital increases charged to voluntary reserves, under similar conditions to those established in 2011. Under this remuneration scheme, BBVA offers its shareholders the chance to receive part of their remuneration in the form of free shares; however, they can still choose to receive it in cash by selling the rights assigned to them in each capital increase either to BBVA (by the Bank exercising its commitment to purchase the free assignment rights) or on the market.

The first capital increase charged to reserves approved by the AGM held on March 16, 2012 for the execution of the “Dividend Option” was executed in April 2012. As a result, the Bank’s common stock increased by €40,348,339.01, through the issue and circulation of 82,343,549 shares with a €0.49 par value each (see Note 27).

The second capital increase charged to reserves approved by the AGM held on March 16, 2012 for the “Dividend Option” was executed in October 2012. As a result, the Bank’s common stock increased by €32,703,288.45, through the issue and circulation of 66,741,405 shares with a €0.49 par value each (see Note 27).

Dividends

At its meeting of June 27, 2012, the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. approved the payment of an interim dividend against 2012 earnings of €0.100 gross (€0.079 net) per outstanding share. This amount was paid on July 10, 2012.

At its meeting of December 19, 2012, the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. approved the payment of an interim dividend against 2012 earnings of €0,100 gross (€0,079 net) per outstanding share. This amount was paid on January 10, 2013.

The provisional financial statements prepared in accordance with legal requirements evidenced the existence of sufficient liquidity for the distribution of the amounts to the interim dividend, as follows:

	Millions of Euros
Available amount for interim dividend payments	May 31, 2012	November 30, 2012
Profit at each of the dates indicated, after the provision for income tax	1,223	1,453
Less -
Estimated provision for Legal Reserve	(24)	(53)
Acquisition by the bank of the free allotment rights in 2012 capital increase	(141)	(251)
Interim dividends for 2012 already paid	—	(538)
Maximum amount distributable	1,058	611
Amount of proposed interim dividend	514	545

BBVA cash balance available to the date	1,168	1,024

The first amount of the interim dividend which was paid to the shareholders on July 10, 2012, including the shares issued in July 4 for the common stock increase described in Note 27 and after deducting the treasury shares held by the Group’s companies, amounted to €530 million.

The interim dividend which was paid to the shareholders on January 10, 2013, after deducting the treasury shares held by the Group’s companies, amounted to €544 million and was recognized under the heading

“Stockholders’ funds - Dividends and remuneration” and included under the heading “Financial liabilities at amortized cost - Other financial liabilities” of the consolidated balance sheet as of December 31, 2012 (see Note 23.5).

The table below shows the allocation of the Bank’s earnings for 2012 that the Board of Directors will submit for approval by the General Shareholders’ Meeting:

Millions of Euros
Allocation of Earnings	2012
Profit for year (*)	1,428
Distribution:
Interim dividends	1,083
Acquisition by the bank of the free allotment rights(**)	251
Legal reserve	53
Voluntary reserves	41

(*)	Profit of BBVA, S.A. (Appendix I).
(**)	Concerning to the remuneration to shareholders who choose to be pay in cash at the “Dividend Option”.

5.	Earnings per share

According to the criteria established by IAS 33:

•

Basic earnings per share are determined by dividing the “Profit attributable to Parent Company” by the weighted average number of shares outstanding throughout the year (i.e., excluding the average number of treasury shares held over the year).

•

Diluted earnings per share are calculated by using a method similar to that used to calculate basic earnings per share; the weighted average number of shares outstanding, and the profit attributable to the parent company, if appropriate, is adjusted to take into account the potential dilutive effect of certain financial instruments that could generate the issue of new Bank shares (share option commitments with employees, warrants on parent company shares, convertible debt instruments, etc.).

The following transactions were carried out in 2012, 2011 and 2010 with an impact on the calculation of basic and diluted earnings per share:

•

The Bank carried out several share capital increases in 2012, 2011 and 2010 (see Note 27). According to IAS 33, when calculating the basic and diluted earnings per share, all the years prior to the exercise of the rights must be taken into account, and a corrective factor applied to the denominator (the weighted average number of shares outstanding) only in the case of capital increases other than those for conversion of securities into shares. This corrective factor is the result of dividing the fair value per share immediately before the exercise of rights by the theoretical ex-rights fair value per share. The basic and diluted earnings per share for 2011 and 2010 were recalculated on this basis.

•	On December 30, 2011, the Bank issued mandatory subordinate bonds convertible into ordinary newly issued BBVA shares amounting to €3,430 million (see Note 23.4).

Since the conversion of this bond issue is mandatory on the date of final maturity, in accordance with the IAS 33 criteria, the following adjustments must be applied to both the calculation of the diluted earnings per share as well as the basic earnings per share:

•	In the numerator, the profit attributable to the parent company is increased by the amount of the annual coupon of the subordinated convertible bonds.

•	In the denominator, the weighted average number of shares outstanding is increased by the estimated number of shares after the conversion.

Thus, as can be seen in the following table, for 2012, 2011 and 2010 the figures for basic earnings per share and diluted earnings per share are the same, as the dilution effect of the mandatory conversion must also be applied to the calculation of the basic earnings per share.

As required by IAS 33, the table shows basic and diluted earnings per share for discontinued operations as of December 31, 2012, 2011 and 2010 (see Notes 1.3. and 3).

The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share	2012	2011 (*)	2010 (*)
Numerator for basic and diluted earnings per share (millions of euros)
Profit attributable to parent company	1,676	3,004	4,606
Adjustment: Mandatory convertible bonds interest expenses	95	38	70
Profit adjusted (millions of euros) (A)	1,771	3,042	4,676
Profit from discontinued operations (net of non-controlling interest) (B)	319	197	221
Denominator for basic earnings per share (number of shares outstanding)
Weighted average number of shares outstanding (1)	5,148	4,635	3,762
Weighted average number of shares outstanding × corrective factor (2)	5,148	4,810	4,043
Adjustment: Average number of estimated shares to be converted	315	134	221
Adjusted number of shares (B)	5,464	4,945	4,264
Basic earnings per share from continued operations (Euros per share)A/B	0.27	0.58	1.04
Diluted earnings per share from continued operations (Euros per share)A/B	0.27	0.58	1.04
Basic earnings per share from discontinued operations (Euros per share)A/B	0.06	0.04	0.05
Diluted earnings per share from discontinued operations (Euros per share)A/B	0.06	0.04	0.05

(1)	‘Weighted average number of shares outstanding (millions of euros), excluded weighted average of treasury shares during the period
(2)	Corrective factor , due to the capital increase with pre-emptive subscription right, applied for the previous years.
(*)	Data recalculated due to the mentioned corrective factor.

As of December 31, 2012, 2011 and 2010, except for the aforementioned convertible bonds, there were no other financial instruments or share option commitments with employees that could potentially affect the calculation of the diluted earnings per share for the years presented.

6.	Bases and methodology for operating segment reporting

Business segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The Group compiles reporting information on as disaggregated a level as possible, and all data relating to the businesses these units manage is recognized in full. These disaggregated units are then amalgamated in accordance with the organizational structure determined by the Group management into higher level units and, ultimately, the operating segments themselves. Similarly, all the identities making up the BBVA Group are also assigned to the different business units according to the geographical areas where they carry out their activity.

Once the composition of each of the operating segments in the BBVA Group has been defined, certain management criteria are applied, noteworthy among which are the following:

•

Capital base: Capital is allocated to each business based on capital at risk (CaR) criteria, which is in turn quantified based on an unexpected loss at a specific confidence level, according to the Group’s target solvency level.

The calculation of the CaR combines credit risk, market risk, structural risk associated with the balance sheet, equity positions, operational risk, fixed assets risks and technical risks in the case of insurance companies. Internal models were used that have been developed following the guidelines and requirements established under the Basel II Capital Accord, with economic criteria prevailing over regulatory ones.

•

Internal transfer prices: The calculation of the net interest income of each business is performed by applying the internal transfer rates to both the asset and liability entries. These rates are composed of a market rate that depends on the revision period of the operation, and a liquidity premium that aims to reflect the conditions and outlook of the financial markets. Earnings are distributed across revenue-generating and distribution units (e.g., in asset management products) at market prices.

•

Allocation of operating expenses: Both direct and indirect expenses are allocated to the operating segments, except for those items for which there is no clearly defined or close link with the businesses, as they represent corporate or institutional expenses incurred on behalf of the Group as a whole.

•	Cross-selling: On certain occasions, adjustments are made to eliminate overlap accounted for in the results of two or more units as a result of encouraging cross-selling between businesses.

Description of the BBVA Group’s operating segments

In 2012, minor changes were made to the operating segments in the BBVA Group with respect to the structure in place in 2011 and 2010, although they do not have any significant impact on the consolidated income statements or the information by operating segments. Thus the composition of the operating segments in 2012 is very similar to last year’s:

•	Spain: This one includes:

•	Retail Network, including the segments of individual customers, private banking, small companies and businesses in the domestic market.

•	Corporate and Business Banking (CBB), which manages the SME, companies and corporations, public institutions and developer segments in the country.

•	Corporate & Investment Banking (CIB), which includes the activity carried out with large corporations and multinational groups and the business of markets and distribution in Spain.

•	Other units, including BBVA Seguros and Asset Management (AM), which manages Spanish mutual funds and pension funds.

•

Eurasia: This one includes the activity in the rest of Europe and Asia. For these purposes, Europe is composed of Turkey (including the stake in Garanti), BBVA Portugal, Consumer Finance Italy and Portugal, the retail businesses of the branches in Paris, London and Brussels and wholesale activity carried out in the region (except Spain). Asia includes all the wholesale and retail businesses carried out on the continent and the stake in CNCB and CIFH.

•	Mexico: Includes the banking, pensions and insurance businesses in the country.

•	United States: Includes the BBVA Group’s business in the United States.

•	South America: Includes the banking, pensions and insurance businesses in South America.

Finally, the aggregate of Corporate Activities segment includes the rest of items that are not allocated to the operating segments, as in previous years. These basically include the costs of the head offices with a strictly corporate function, certain allocations to provisions such as early retirement, and others also of a corporate nature. Corporate Activities also performs financial management functions for the Group as a whole, essentially management of asset and liability positions for interest rates in the euro-denominated balance sheet and for exchange rates, as well as liquidity and capital management functions. The management of asset and liability interest-rate risk in currencies other than the euro is registered in the corresponding operating segments. Finally, it includes certain portfolios and assets, with their corresponding earnings or costs, whose management is not linked to relations with customers, such as Holdings in Industrial & Financial Companies and the Group’s real-estate assets in Spain, corresponding to holding services, resulting from purchases, or received as payment of debt.

The breakdown of the BBVA Group’s total assets by operating segments as of December 31, 2012, 2011 and 2010 is as follows:

	Millions of Euros
Total Assets by Operating Segments	2012	2011	2010
Spain	317,151	311,987	299,186
Eurasia	48,282	53,354	45,980
Mexico	82,432	72,488	73,321
South America	78,419	63,444	51,671
The United States	53,850	57,207	59,173
Subtotal assets by operating segments	580,134	558,480	529,331
Corporate Activities	57,652	39,208	23,407
Total Assets BBVA Group	637,786	597,688	552,738

The profit and main earning figures in the consolidated income statements for 2012, 2011 and 2010 by operating segments are as follows:

	Millions of Euros
		Operating Segments
Main Margins and Incomes by Operating Segments	BBVA Group	Spain	Eurasia	Mexico	South America	United States	Corporate Activities
2012
Net interest income	15,122	4,836	847	4,164	4,291	1,682	(697)
Operating profit /(loss) before tax	1,659	(1,841)	1,054	2,225	2,240	667	(2,686)
Profit	1,676	(1,267)	950	1,821	1,347	475	(1,649)
2011
Net interest income	13,152	4,391	802	3,776	3,161	1,635	(614)
Operating profit /(loss) before tax	3,446	1,897	1,176	2,146	1,671	(1,020)	(2,425)
Profit	3,004	1,352	1,031	1,711	1,007	(691)	(1,405)
2010
Net interest income	13,316	4,898	333	3,648	2,494	1,825	117
Operating profit /(loss) before tax	6,059	3,127	660	2,137	1,424	336	(1,625)
Profit	4,606	2,210	575	1,683	889	260	(1,011)

7.	Risk management

The BBVA Group understands the risk function as one of the essential and differentiating elements of its competitive strategy. In this context, the aim of the Global Risk Management (GRM) Corporate Area is to preserve the BBVA Group’s solvency, help define its strategy with respect to risk and assume and facilitate the development of its businesses. Its activity is governed by the following principles:

•	The risk management function is single, independent and global.

•

The risks assumed by the Group must be compatible with the capital adequacy target and must be identified, measured and assessed. Risk monitoring and management procedures and sound mechanisms of control and mitigation systems must likewise be in place.

•	All risks must be managed integrally during their life cycle, and be treated differently depending on their nature and with active portfolio management based on a common measure (economic capital).

•

It is each operating segment’s responsibility to propose and maintain its own risk profile, within its autonomy in the corporate action framework (defined as the set of risk control policies and procedures defined by the Group), using an appropriate risk infrastructure to control their risks.

•

The infrastructures created for risk control must be equipped with means (in terms of people, tools, databases, information systems and procedures) that are sufficient for their purpose, so that there is a clear definition of roles and responsibilities, thus ensuring efficient allocation of resources among the corporate area and the risk units in operating segments.

In the light of these principles, the BBVA Group has developed an integrated risk management system that is structured around three main components: a corporate risk governance scheme (with suitable segregation of duties and responsibilities); a set of tools, channels and procedures that constitute the various risk management regimes; and an internal control system that is appropriate to the nature and size of the risks assumed.

The main risks associated with financial instruments are:

•

Credit risk: This arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. This includes management of counterparty risk, issuer credit risk, liquidation risk and country risk.

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

•

Operational risk: This arises from the possibility of human error, inadequate or faulty internal processes, system failures or external events. This definition includes the legal risk and excludes strategic and/or business risk and reputational risk.

Corporate governance system

The BBVA Group has developed a system of corporate governance that is in line with the best international practices and adapted to the requirements of the regulators in the country in which its different business units operate.

With respect to the risks assumed by the Group, the Board of Directors of the Bank is responsible for establishing the general principles that define the risk objectives profile of the entities, approving the management policies for control and management of these risks and ensuring regular monitoring of the internal systems of risk information and control. The Board is supported in this function by the Executive Committee and the Risk Committee. The main mission of the latter is to assist the Board in carrying out its functions associated with risk control and management.

The risk management and control function is distributed among the risk units within the operating segments and the Corporate GRM Area, which ensures compliance with global policy and strategies. The risk units in the operating segments propose and manage the risk profiles within their area of autonomy, though they always respect the corporate framework for action.

The Corporate GRM Area combines a vision by risk type with a global vision. It is divided into five units, as follows:

•	Corporate Risk Management and Risk Portfolio Management: Responsible for management and control of the Group’s financial risks.

•	Operational and Control Risk: Manages operational risk, internal risk control and the internal validation of the measurement models and the acceptance of new risks.

•	Technology & Methodologies: Responsible for the management of the technological and methodological developments required for risk management in the Group.

•

Technical Secretariat: Undertakes the contrast of the proposals made to the Risk Management Committee and the Risk Committee; prepares and promotes the regulations applicable to social and environmental risk management.

•

Retail Banking: with responsibilities in Turkey, Switzerland and Asia, supports development and innovation in retail banking and provides support to the LOBs (Lines of Business) of insurance, asset management, consumer finance and payment channels. This unit centralizes non-banking risk management (insurance and funds) and management of the fiduciary risk of the Retail Banking businesses.

This structure gives the Corporate GRM Area reasonable security with respect to:

•	integration, control and management of all the Group’s risks;

•	the application throughout the Group of standard principles, policies and metrics; and

•	the necessary knowledge of each geographical area and each business.

This organizational scheme is complemented by various committees, which include the following:

•

The Global Risk Management Committee: This committee is made up of the risk managers from the risk units located in the operating segments and the managers of the Corporate GRM Area units. Among its responsibilities are the following: establishing the Group’s risk strategy (especially as regards policies and structure of this function in the Group), presenting its proposal to the appropriate governing bodies for their approval, monitoring the management and control of risks in the Group and adopting any actions necessary.

•

The GRM Management Committee: Made up of the executives of the Group’s risk unit and those responsible for risks in the different countries and operating segments. It reviews the Group’s risk strategy and the general implementation of the main risk projects and initiatives in the operating segments.

•

The Risk Management Committee: Its permanent members are the Global Risk Management director, the Corporate Risk Management director and the Technical Secretariat. The other committee members propose the operations that are analyzed in its working sessions. The committee analyzes and, if appropriate, authorizes financial programs and operations within its scope and submits the proposals whose amounts exceed the set limits to the Risks Committee, when its opinion on them is favorable.

•

The Assets and Liabilities Committee (ALCO): The committee is responsible for actively managing structural interest rate and foreign exchange risk positions, global liquidity and the Group’s capital base.

•

The Global Corporate Assurance Committee: Its task is to undertake a review at both Group and business unit level of the control environment and the effectiveness of the operational risk internal control and management systems, as well as to monitor and analyze the main operational risks the Group is subject to, including those that are cross-cutting in nature. This committee is therefore the highest operational risk management body in the Group.

•

The Technology and Methodologies Committee: The committee decides on the effectiveness of the models and infrastructures developed to manage and control risks that are integrated in the operating segments, within the framework of the operational model of Global Risk Management.

•

The New Businesses and Products Committees: Their functions are to analyze and, where appropriate, give technical approval to and implement new businesses, products and services prior to their marketing: to undertake subsequent control and monitoring of new authorized products; and to foster orderly business operations to ensure they develop in a controlled environment.

Tools, circuits and procedures

The BBVA Group has an established integrated risk management system that meets the needs derived from different types of risk to which it is subject. It is set out in a number of manuals. These manuals provide the measuring tools for the acceptance, assessment and monitoring of risks, define the circuits and procedures applicable to operations by entities and the criteria for their management.

The BBVA Group’s main activities with respect to the management and control of its risks are as follows:

•	Calculation of exposure to risks of the different portfolios, taking into account any possible mitigating factors (guarantees, balance netting, collaterals, etc.).

•	Calculation of the probabilities of default (hereinafter, “PD”).

•	Estimation of the foreseeable losses in each portfolio, assigning a PD to new operations (rating and scoring).

•	Measurement of the risk values of the portfolios in different scenarios through historical simulations.

•	Establishment of limits to potential losses according to the different risks incurred.

•	Determination of the possible impacts of structural risks on the Group’s consolidated income statement.

•	Determination of limits and alerts to guarantee the Group’s liquidity.

•	Identification and quantification of operational risks by business lines to make their mitigation easier through the appropriate corrective actions.

•	Definition of efficient circuits and procedures to achieve the established objectives, etc.

Internal control system

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

This is the system within the Group that involves its Board of Directors, management and its entire staff. It is designed to identify and manage risks facing the Group entities in such a way as to ensure that the business targets established by the Group’s management are met. The Integrated Risk Management Framework is made up of specialized units (Compliance, Global Accounting & Information Management and Legal Services), and the Corporate Operational Risk Management and Internal Audit functions.

Among the principles underpinning the Internal Control system are the following:

•	Its core element is the “process.”

•

The form in which the risks are identified, assessed and mitigated must be unique for each process; and the systems, tools and information flows that support the internal control and operational risk activities must be unique, or at least be administered fully by a single unit.

•

The responsibility for internal control lies with the Group’s business units, and at a lower level, with each of the entities that make them up. Each business unit’s Operational Risk Management Unit is responsible for implementing the system of control within its scope of responsibility and managing the existing risk by proposing any improvements to processes it considers appropriate.

•	Given that some business units have a global scope of responsibility, there are cross-cutting control functions which supplement the control mechanisms mentioned earlier.

•

The Operational Risk Management Committee in each business unit is responsible for approving suitable mitigation plans for each existing risk or weakness. This committee structure culminates at the Group’s Global Corporate Assurance Committee.

•	The specialized units promote policies and draw up internal regulations. It is the responsibility of the GRM to develop them further and apply them.

Risk concentrations

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

The BBVA Group’s maximum credit risk exposure by headings in the balance sheet as of December 31, 2012, 2011 and 2010 is given below. It does not recognize the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instruments and counterparties.

In the case of financial assets recognized in the consolidated balance sheets, exposure to credit risk is considered equal to its gross accounting value, not including certain valuation adjustments (impairment losses, derivatives and others), with the sole exception of trading and hedging derivatives.

The maximum credit risk exposure on financial guarantees granted is the maximum that the Group would be liable for if these guarantees were called in, and that is their carrying amount.

Our calculation of risk exposure for derivatives is based on the sum of two factors: the derivatives market value and their potential risk (or “add-on”).

The first factor, market value, reflects the difference between original commitments and market values on the reporting date (mark-to-market). As indicated in Note 2.2.1 to the Consolidated Financial Statements, derivatives are accounted for as of each reporting date at fair value according to IAS 39.

The second factor, potential risk (‘add-on’), is an estimate (using our internal models) of the maximum increase to be expected on risk exposure over a derivative market value (at a given statistical confidence level) as a result of future changes in valuation prices in the residual term to final maturity of the transaction.

The consideration of the potential risk (“add-on”) relates the risk exposure to the exposure level at the time of a customer’s default. The exposure level will depend on the customer’s credit quality and the type of transaction with such customer. Given the fact that default is an uncertain event which might occur any time during the life of a contract, the Group has to consider not only the credit exposure of the contract on the reporting date, but also the potential changes in exposure during the life of the contract. This is especially important for derivative contracts, whose valuation changes substantially throughout time, depending on the fluctuation of market prices.

Credit risk originating from the derivatives in which the Group operates is mitigated through the contractual rights existing for offsetting accounts at the time of their settlement. This has reduced the Group’s exposure to credit risk to €43,133 million as of December 31, 2012 (€37,817 million and €27,026 million as of December 31, 2011 and 2010, respectively).

		Millions of Euros
Maximum Credit Risk Exposure	Notes	2012	2011	2010
Financial assets held for trading		28,066	20,975	24,358
Debt securities	10	28,066	20,975	24,358
Government		23,411	17,989	20,397
Credit institutions		2,548	1,882	2,274
Other sectors		2,107	1,104	1,687
Other financial assets designated at fair value through profit or loss		753	708	691
Debt securities	11	753	708	691
Government		174	129	70
Credit institutions		45	44	87
Other sectors		534	535	535
Available-for-sale financial assets		66,612	52,008	50,602
Debt securities	12	66,612	52,008	50,602
Government		42,762	35,801	33,074
Credit institutions		13,224	7,137	11,235
Other sectors		10,626	9,070	6,293
Loans and receivables		396,468	388,949	373,037
Loans and advances to credit institutions	13.1	26,447	26,013	23,604
Loans and advances to customers	13.2	366,047	359,855	347,210
Government		35,043	35,090	31,224
Agriculture		4,886	4,841	3,977
Industry		32,789	37,217	36,578
Real estate and construction		49,305	50,989	55,854
Trade and finance		52,158	55,748	53,830
Loans to individuals		154,383	139,063	135,868
Other		37,483	36,907	29,879
Debt securities	13.3	3,974	3,081	2,223
Government		2,375	2,128	2,040
Credit institutions		576	631	6
Other sectors		1,023	322	177
Held-to-maturity investments	14	10,162	10,955	9,946
Government		9,210	9,896	8,792
Credit institutions		393	451	552
Other sectors		560	608	602
Derivatives (trading and hedging)		59,755	57,077	44,762
Subtotal		561,816	530,672	503,396
Valuation adjustments		403	594	299
Total Financial Assets Risk		562,219	531,266	503,695

Financial guarantees (Bank guarantees, letter of credits,…)		39,540	39,904	36,441
Drawable by third parties		86,227	88,978	86,790
Government		1,360	3,143	4,135
Credit institutions		1,946	2,417	2,303
Other sectors		82,921	83,419	80,352
Other contingent commitments		6,871	4,787	3,784
Total Contingent Risks and Commitments	34	132,638	133,670	127,015

Total Maximum Credit Exposure		694,857	664,936	630,710

7.1.2	Mitigation of credit risk, collateralized credit risk and other credit enhancements

In most cases, maximum credit risk exposure is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure. The BBVA Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. The existence of guarantees could be a necessary but not sufficient instrument for accepting risks, as the assumption of risks by the Group requires prior verification of the debtor’s capacity for repayment, or that the debtor can generate sufficient resources to allow the amortization of the risk incurred under the agreed terms.

The policy of accepting risks is therefore organized into three different levels in the BBVA Group:

•	Analysis of the financial risk of the operation, based on the debtor’s capacity for repayment or generation of funds;

•

The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees; and finally,

•	Assessment of the repayment risk (asset liquidity) of the guarantees received.

The procedures for the management and valuation of collaterals are set out in the Internal Manuals on Credit Risk Management Policies and Procedures (retail and wholesale), which establish the basic principles for credit risk management, including the management of collaterals assigned in transactions with customers.

The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real-estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All the collaterals assigned must be properly drawn up and entered in the corresponding register. They must also have the approval of the Group’s legal units.

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

•

The BBVA Group has a broad range of credit derivatives. The Group uses credit derivatives to mitigate credit risk in its loan portfolio and other cash positions and to hedge risks assumed in market transactions with other clients and counterparties.

•

Derivatives may follow different settlement and netting agreements, under the rules of the International Swaps and Derivatives Association (ISDA). The most common types of settlement triggers include bankruptcy of the reference credit institution, acceleration of indebtedness, failure to pay, restructuring, repudiation and dissolution of the entity. Since the Group typically confirms over 99% of our credit derivative transactions in the Depository Trust & Clearing Corporation (DTCC), substantially our entire credit derivatives portfolio is registered and matched against our counterparties.

•

Other financial assets designated at fair value through profit or loss and Available-for-sale financial assets: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

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

•	Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

•	Held-to-maturity investments: Guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

•	Financial guarantees, other contingent risks and drawable by third parties: These have the counterparty’s personal guarantee.

The Group’s collateralized credit risk as of December 31, 2012, 2011 and 2010, excluding balances deemed impaired, is broken down in the table below:

	Millions of Euros
Collateralized Credit Risk	2012	2011	2010
Mortgage loans	139,228	130,703	132,630
Operating assets mortgage loans	4,357	3,732	3,638
Home mortgages	120,133	109,199	108,224
Rest of mortgages (1)	14,738	17,772	20,768
Secured loans, except mortgage	28,465	29,353	18,155
Cash guarantees	419	332	281
Secured loan (pledged securities)	997	590	563
Rest of secured loans (2)	27,049	28,431	17,310
Total	167,693	160,056	150,785

(1)	Refers to loans which are secured with real estate properties (other than residential properties) in respect of which we provide financing to the borrower to buy or to construct such properties.
(2)	Includes loans which collateral is cash, other financial assets or partial guarantees.

As of December 31, 2012, the average weighted amount of mortgages pending loan amortization is 51% of the collateral pledged (see Appendix XI), compared to 52% as of December 31, 2011 and 53% as of December 31, 2010.

7.1.3	Credit quality of financial assets that are neither past due nor impaired

The BBVA Group has tools (“scoring” and “rating”) that enable it to rank the credit quality of its operations and customers based on an assessment and its correspondence with the probability of default (“PD”) scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that collect the pertinent information generated internally, which can basically be grouped together into scoring and rating models.

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

Once the probability of default of a transaction or customer has been calculated, a “business cycle adjustment” is carried out. This is a means of establishing a measure of risk that goes beyond the time of its calculation. The aim is to capture representative information of the behavior of portfolios over a complete economic cycle. This probability is linked to the Master Rating Scale prepared by the BBVA Group to enable uniform classification of the Group’s various asset risk portfolios.

The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of December 31, 2012:

Internal rating	Probability of default (basic points)
Reduced List (17 groups)	Average	Minimum from >=	Maximum
AAA	1	—	2
AA+	2	2	3
AA	3	3	4
AA-	4	4	5
A+	5	5	6
A	8	6	9
A-	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B-	785	581	1,061
C	2,122	1,061	4,243

The table below outlines the distribution of exposure, including derivatives, by internal ratings, to corporates, financial entities and institutions (excluding sovereign risk), of the main BBVA Group entities as of December 31, 2012 and 2011:

	2012		2011
Credit Risk Distribution by Internal Rating	Amount (Millions of Euros)%		Amount (Millions of Euros)%
AAA/AA+/AA/AA-	24,091	9.95%	47,047	18.42%
A+/A/A-	73,526	30.37%	94,192	36.88%
BBB+	31,951	13.20%	23,685	9.27%
BBB	23,410	9.67%	10,328	4.04%
BBB-	26,788	11.07%	10,128	3.97%
BB+	15,185	6.27%	12,595	4.93%
BB	10,138	4.19%	11,361	4.45%
BB-	8,493	3.51%	14,695	5.75%
B+	8,504	3.51%	10,554	4.13%
B	8,246	3.41%	11,126	4.36%
B-	5,229	2.16%	6,437	2.52%
CCC/CC	6,501	2.69%	3,266	1.28%
Total	242,064	100.00%	255,414	100.00%

These different levels and their probability of default were calculated by using as a reference the rating scales and default rates provided by the external agencies Standard & Poor’s and Moody’s. These calculations establish the levels of probability of default for the BBVA Group’s Master Rating Scale. Although this scale is common to the entire Group, the calibrations (mapping scores to PD sections/Master Rating Scale levels) are carried out at tool level for each country in which the Group has tools available.

7.1.4	Policies for preventing excessive risk concentration

In order to prevent the build-up of excessive concentrations of credit risk at the individual, country and sector levels, the BBVA Group maintains maximum permitted risk concentration indices updated at individual and portfolio sector levels tied to the various observable variables within the field of credit risk management. The limit on the Group’s exposure or financial commitment to a specific customer therefore depends on the customer’s credit rating, the nature of the risks involved, and the Group’s presence in a given market, based on the following guidelines:

•	The aim is, as far as possible, to combine the customer’s credit needs (commercial/financial, short-term/long-term, etc.) with the interests of the Group.

•

Any legal limits that may exist concerning risk concentration are taken into account (relationship between risks with a customer and the capital of the entity that assumes them), the markets, the macroeconomic situation, etc.

•

To undertake a proper management of risk concentration, and if necessary generate actions on such risks, a number of different levels of monitoring have been established according to the amount of global risks maintained with the same customer. Any risk concentrations with the same customer or group that may generate losses of more than €18 million are authorized and monitored by the Risk Committee of the Bank’s Board of Directors.

7.1.5	Sovereign risk exposure

Sovereign risk management

The risk associated with the transactions involving sovereign risk is identified, measured, controlled and tracked by a centralized unit integrated in the BBVA Group’s Risk Area. Its basic functions involve the preparation of individual reports on the countries where sovereign risk exists (called “financial programs”), tracking such risks, assigning ratings to these countries and, in general, supporting the Group in terms of reporting requirements for any transactions involving sovereign risk. The risk policies established in the financial programs are approved by the relevant risk committees.

The country risk unit tracks the evolution of the risks associated with the various countries to which the Group are exposed (including sovereign risk) on an ongoing basis in order to adapt its risk and mitigation policies to any macroeconomic and political changes that may occur. Moreover, it regularly updates its internal ratings and forecasts for these countries. The internal rating assignment methodology is based on the assessment of quantitative and qualitative parameters which are in line with those used by certain multilateral organizations such as the International Monetary Fund (IMF) and the World Bank (WB), rating agencies and export credit organizations.

The table below provides a breakdown of exposure to financial instruments, as of December 31, 2012 and 2011, by type of counterparty and the country of residence of such counterparty. The below figures do not take into account valuation adjustments, impairment losses or loan-loss provisions:

	Millions of Euros
	2012
Risk Exposure by countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	62,558	11,839	182,786	257,183	51.3%
Turkey	3,900	405	10,241	14,546	2.9%
United Kingdom	2	7,754	2,421	10,177	2.0%
Italy	4,203	405	3,288	7,896	1.6%
Portugal	443	590	5,763	6,796	1.4%
France	1,739	3,327	2,633	7,699	1.5%
Germany	1,298	1,125	742	3,165	0.6%
Ireland	—	280	457	737	0.1%
Greece	—	—	99	99	0.0%
Rest of Europe	1,776	2,526	5,897	10,199	2.0%
Europe	75,919	28,251	214,327	318,497	63.5%
Mexico	25,059	5,494	36,133	66,686	13.3%
The United States	3,942	3,805	42,235	49,982	10.0%
Rest of countries	7,521	5,521	53,612	66,654	13.3%
Total Rest of Countries	36,523	14,820	131,980	183,322	36.5%
Total Exposure to Financial Instruments	112,442	43,071	346,307	501,819	100.0%

	Millions of Euros
	2011
Risk Exposure by countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	56,473	6,883	178,068	241,424	51.1%
Turkey	3,414	220	8,822	12,456	2.6%
United Kingdom	120	7,381	3,566	11,067	2.3%
Italy	4,301	492	4,704	9,497	2.0%
Portugal	279	829	6,715	7,824	1.7%
France	619	1,903	3,038	5,561	1.2%
Germany	592	1,048	911	2,551	0.5%
Ireland	7	183	212	401	0.1%
Greece	109	5	32	146	0.0%
Rest of Europe	739	4,419	6,072	11,230	2.4%
Europe	66,654	23,363	212,141	302,157	63.9%
Mexico	22,875	5,508	31,110	59,493	12.6%
The United States	3,501	3,485	42,589	49,576	10.5%
Rest of countries	7,281	3,803	50,563	61,647	13.0%
Total Rest of Countries	33,657	12,796	124,262	170,716	36.1%
Total Exposure to Financial Instruments	100,311	36,159	336,403	472,873	100.0%

(*)	In addition, as of December 31, 2012 and 2011, undrawn lines of credit, granted mainly to the Spanish government or government agencies, amounted to €1,613 million and €3,525 million, respectively.

The exposure to sovereign risk set out in the above table includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance companies within the BBVA Group.

Sovereign risk exposure in Europe

The European sovereign debt crisis deepened in 2011. Contagion of the financial tension during the year extended, first, to countries on the European periphery; and subsequently, as doubts increased about the capacity of governments in the euro zone to resolve the crisis, even to some core countries in Europe with sounder finances.

As part of the exercise carried out by the European Banking Authority (EBA) (see Note 33) to assess the minimum capital levels of European banking groups, as defined in the European Union’s Capital Requirement Directive (CRD), certain information on the exposure of the Group’s credit institutions to European sovereign risk as of September 30, 2011 was published on December 8, 2011. The table below provides a breakdown of the exposure of the Group’s credit institutions to European sovereign risk as of December 31, 2012 and 2011, by type of financial instrument and the country of residence of the counterparty. The below figures do not take into account valuation adjustments, impairment losses or loan-loss provisions.

	Millions of Euros
	2012
	Debt securities			Loans and Receivables	Derivatives (2)			Contingent risks and commitments	%
Exposure to Sovereign Risk by European Union Countries (1)	Financial Assets Held-for- Trading	Available-for- Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure	Total (2)

Spain	5,022	19,751	6,469	26,624	285	5	58,156	1,595	86.6%
Italy	610	811	2,448	97	—	(3)	3,963	—	5.9%
France	1,445	—	254	—	—	(2)	1,697	—	2.5%
Germany	1,291	—	—	—	(4)	(1)	1,286	—	1.9%
Portugal	51	18	15	359	—	—	443	17	0.7%
United Kingdom	—	—	—	—	(19)	—	(19)	1	0.0%
Greece	—	—	—	—	—	—	—	—	0.0%
Hungary	—	66	—	—	—	—	66	—	0.1%
Ireland	—	—	—	—	—	—	—	—	0.0%
Rest of European Union	1,066	379	24	78	—	1	1,548	—	2.3%
Total Exposure to Sovereign Counterparties (European Union)	9,485	21,025	9,210	27,158	262	—	67,140	1,613	100.0%

(1)	This table shows just sovereign risk under EBA criteria. Therefore the risk of Group insurances companies (€5,093 million) is not included
(2)	Includes Credit Derivative Swaps (CDS), which are shown at their fair value

	Millions of Euros
	2011
	Debt securities			Loans and Receivables	Derivatives (2)			Contingent risks and commitments	%
Exposure to Sovereign Risk by European Union Countries (1)	Financial Assets Held-for- Trading	Available-for- Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure	Total (2)

Spain	4,366	15,225	6,520	26,637	96	—	52,844	3,455	89.1%
Italy	350	634	2,956	184	—	(23)	4,101	—	6.9%
Germany	513	6	69	—	(3)	(2)	583	—	1.0%
France	338	12	254	—	—	(3)	601	—	1.0%
Portugal	39	11	13	216	—	(1)	278	65	0.5%
United Kingdom	—	120	—	—	(3)	—	117	1	0.2%
Greece	—	10	84	15	—	(8)	101	—	0.2%
Hungary	—	53	—	—	—	—	53	—	0.1%
Ireland	—	7	—	—	—	1	8	—	0.0%
Rest of European Union	155	351	—	130	—	2	638	4	1.1%
Total Exposure to Sovereign Counterparties (European Union)	5,761	16,429	9,896	27,182	89	(34)	59,323	3,525	100.0%

(1)	This table shows just sovereign risk under EBA criteria. Therefore the risk of Group insurances companies (€3,972 million) is not included
(2)	Includes Credit Derivative Swaps (CDS), which are shown at their fair value

The following table provides a breakdown of the notional value of the CDS in which the Group’s credit institutions act as sellers or buyers of protection against the sovereign risk of European countries:

	Millions of Euros
	2012
	Credit derivatives (CDS) and other contracts in which the Group act as a protection seller		Credit derivatives (CDS) and other contracts in which the Group act as a protection buyer
Exposure to Sovereign Risk by European Countries	Notional value	Fair value	Notional value	Fair value

Spain	68	14	97	(9)
Italy	518	(22)	444	19
Germany	216	(1)	219	—
France	196	(1)	134	(1)
Portugal	91	(6)	89	6
Poland	—	—	—	—
Belgium	281	(4)	232	5
United Kingdom	56	1	64	(1)
Greece	18	—	18	—
Hungary	2	—	—	—
Ireland	82	—	82	—
Rest of European Union	149	2	155	(2)
Total exposure to Sovereign Counterparties	1,677	(17)	1,534	17

	Millions of Euros
	2011
	Credit derivatives (CDS) and other contracts in which the Group act as a protection seller		Credit derivatives (CDS) and other contracts in which the Group act as a protection buyer
Exposure to Sovereign Risk by European Countries	Notional value	Fair value	Notional value	Fair value

Spain	20	2	20	(2)
Italy	283	38	465	(61)
Germany	182	4	184	(6)
France	102	3	123	(6)
Portugal	85	21	93	(22)
Poland	—	—	—	—
Belgium	—	—	—	—
United Kingdom	20	2	20	(2)
Greece	53	25	66	(33)
Hungary	—	—	2	—
Ireland	82	10	82	(9)
Rest of European Union	294	31	329	(29)
Total exposure to Sovereign Counterparties	1,119	136	1,382	(170)

The main counterparties of these CDS are credit institutions with a high credit quality. The CDS contracts are standard in the market, with the usual clauses covering the events that would trigger payouts.

As can be seen in the above tables, exposure to sovereign risk in Europe is concentrated in Spain. As of December 31, 2012 and 2011, the breakdown of total exposure faced by the Group’s credit institutions to Spain and other countries, by maturity of the financial instruments, is as follows:

	Millions of Euros
	2012
	Debt securities			Loans and Receivables	Derivatives (2)			%
Maturities of sovereign risks European Union	Financial Assets Held-for- Trading	Available-for- Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure	Total

Spain
Up to 1 Year	2,183	1,944	2	10,267	35	—	14,431	21.5%
1 to 5 Years	1,832	12,304	1,239	4,409	26	—	19,810	29.5%
Over 5 Years	1,007	5,503	5,228	11,948	224	5	23,915	35.6%
Rest of Europe
Up to 1 Year	2,564	46	33	369	7	—	3,019	4.5%
1 to 5 Years	952	190	1,927	34	(19)	(5)	3,079	4.6%
Over 5 Years	947	1,038	781	131	(11)	—	2,886	4.3%
Total Exposure to European Union Sovereign Counterparties	9,485	21,025	9,210	27,158	262	—	67,140	100.0%

	Millions of Euros
	2011
	Debt securities			Loans and Receivables	Derivatives (2)			%
Maturities of sovereign risks European Union	Financial Assets Held-for- Trading	Available-for- Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure	Total

Spain
Up to 1 Year	2,737	779	36	9,168	1	—	12,721	21.4%
1 to 5 Years	1,025	11,630	1,078	4,265	67	—	18,065	30.5%
Over 5 Years	604	2,816	5,406	13,204	27	—	22,057	37.2%
Rest of Europe
Up to 1 Year	684	219	72	370	3	(1)	1,347	2.3%
1 to 5 Years	297	267	2,439	38	(1)	(17)	3,023	5.1%
Over 5 Years	414	718	865	137	(8)	(15)	2,111	3.6%
Total Exposure to European Union Sovereign Counterparties	5,761	16,429	9,896	27,182	89	(33)	59,324	100.0%

Valuation and impairment methods

The valuation methods used to assess the instruments that are subject to sovereign risks are the same ones used for other instruments included in the relevant portfolios and are detailed in Note 8 to these consolidated financial statements. They take into account the exceptional circumstances that have taken place over the last two years in connection with the sovereign debt crisis in Europe.

Specifically, the fair value of sovereign debt securities of European countries has been considered equivalent to their listed price in active markets (Level 1 as defined in Note 8).

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

The table below provides details of financial assets past due as of December 31, 2012, 2011 and 2010, but not considered to be impaired, listed by their first past-due date:

	Millions of Euros
Financial Assets Past Due but Not Impaired 2012	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	21	—	—
Loans and advances to customers	1,075	623	312
Government	90	213	6
Other sectors	985	410	306
Debt securities	—	—	—
Total	1,075	623	312

	Millions of Euros
Financial Assets Past Due but Not Impaired 2011	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	—	—	—
Loans and advances to customers	1,998	392	366
Government	186	47	23
Other sectors	1,812	345	343
Debt securities	—	—	—
Total	1,998	392	366

	Millions of Euros
Financial Assets Past Due but Not Impaired 2010	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	—	—	—
Loans and advances to customers	1,082	311	277
Government	122	27	27
Other sectors	960	284	250
Debt securities	—	—	—
Total	1,082	311	277

7.1.7	Impaired assets and impairment losses

The table below shows the composition of the impaired financial assets and risks as of December 31, 2012, 2011 and 2010, broken down by heading in the accompanying consolidated balance sheet:

	Millions of Euros
Impaired Risks. Breakdown by Type of Asset and by Sector	2012	2011	2010
Asset Instruments Impaired
Available-for-sale financial assets	90	125	140
Debt securities	90	125	140
Loans and receivables	20,325	15,685	15,472
Loans and advances to credit institutions	28	28	101
Loans and advances to customers	20,287	15,647	15,361
Debt securities	10	10	10
Total Asset Instruments Impaired (1)	20,415	15,810	15,612
Contingent Risks Impaired
Contingent Risks Impaired (2)	317	219	324
Total impaired risks (1) + (2)	20,732	16,029	15,936
Of which:
Government	165	135	124
Credit institutions	73	84	129
Other sectors	20,177	15,590	15,360
Mortgage	13,843	9,639	8,627
With partial secured loans	113	83	159
Rest	6,221	5,868	6,574
Contingent Risks Impaired	317	219	324
Total impaired risks (1) + (2)	20,732	16,029	15,936

The changes in 2012, 2011 and 2010 in the impaired financial assets and contingent risks are as follows:

	Millions of Euros
Changes in Impaired Financial Assets and Contingent Risks	2012	2011	2010
Balance at the beginning	16,029	15,936	15,928
Additions (A)	14,484	13,045	13,207
Decreases (B)	(8,293)	(9,079)	(9,138)
Cash collections and return to performing	(6,018)	(6,044)	(6,267)
Foreclosed assets (1)	(1,105)	(1,417)	(1,513)
Real estate assets received in lieu of payment (2)	(1,170)	(1,618)	(1,358)
Net additions (A)+(B)	6,191	3,966	4,069
Amounts written-off	(4,393)	(4,093)	(4,307)
Exchange differences and other (including Unnim)	2,905	221	246
Balance at the end	20,732	16,029	15,936

(1)	Reflects the total amount of impaired loans derecognized from the balance sheet throughout the period as a result of mortgage foreclosures. This is equivalent to the “Foreclosed assets auctioned” derecognized from inflows (€1,044 million, €1,326 million and €1,407 million in 2012, 2011 and 2010, respectively) and the inflows corresponding to “Foreclosed assets from finance leases” (€61 million, €91 million and €106 million in 2012, 2011 and 2010, respectively). See Note 16 to the consolidated financial statements for additional information.
(2)	Reflects the total amount of impaired loans derecognized from the balance sheet throughout the period as a result of real estate assets received in lieu of payment. Does not reflect the acquisitions of real estate assets from customers with loans not yet impaired. For more information on the total balance of real estate assets received from customers experiencing difficulties with debt repayment or foreclosed (net of impairment losses) as of December 31, 2012, see Note 22 to the consolidated financial statements.

Below are details of the impaired financial assets as of December 31, 2012, 2011 and 2010, classified by geographical area and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past-Due Amount 2012	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	6,495	1,742	1,575	6,297	16,109
Rest of Europe	495	75	54	317	941
Mexico	941	112	153	289	1,495
South America	840	115	41	116	1,112
The United States	639	26	13	80	758
Rest of the world	—	—	—	1	1
Total	9,409	2,070	1,836	7,100	20,415

	Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past-Due Amount 2011	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	4,640	1,198	1,187	4,482	11,507
Rest of Europe	217	38	41	235	531
Mexico	809	141	130	199	1,280
South America	767	66	38	109	980
The United States	634	211	117	549	1,511
Rest of the world	—	—	—	1	1
Total	7,068	1,653	1,513	5,572	15,810

	Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past-Due Amount 2010	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	5,279	1,064	798	4,544	11,685
Rest of Europe	106	24	24	55	209
Mexico	753	60	69	324	1,206
South America	720	51	31	74	876
The United States	1,110	84	111	331	1,636
Rest of the world	—	—	—	—	—
Total	7,968	1,284	1,034	5,327	15,612

Below are details of the impaired financial assets as of December 31, 2012, 2011 and 2010, classified by type of loan according to its associated guarantee, and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount 2012	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Unsecured loans	3,948	563	432	1,325	6,267
Mortgage	5,156	1,507	1,405	5,775	13,843
Residential mortgage	1,601	529	474	1,738	4,343
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	725	256	193	1,097	2,271
Other than those currently use as a family residential property of the borrower	742	335	321	1,177	2,575
Plots and other real estate assets	2,088	386	416	1,763	4,654
Other partially secured loans	113	—	—	—	113
Others	192	—	—	—	192
Total	9,409	2,070	1,836	7,100	20,415

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount 2011	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Unsecured loans	3,414	598	534	1,541	6,087
Mortgage	3,570	1,055	979	4,033	9,639
Residential mortgage	1,080	390	357	1,373	3,200
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	630	210	160	795	1,795
Rest of residential mortgage	490	138	167	659	1,454
Plots and other real estate assets	1,370	317	295	1,206	3,188
Other partially secured loans	83	—	—	—	83
Others	—	—	—	—	—
Total	7,067	1,653	1,513	5,574	15,810

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount 2010	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Unsecured loans	4,309	338	271	1,710	6,628
Mortgage	3,301	946	763	3,617	8,627
Residential mortgage	629	304	271	1,472	2,676
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	561	128	100	602	1,391
Rest of residential mortgage	701	132	99	593	1,525
Plots and other real estate assets	1,410	382	293	950	3,035
Other partially secured loans	159	—	—	—	159
Others	198	—	—	—	198
Total	7,967	1,284	1,034	5,327	15,612

Below is the accumulated financial income accrued as of 31 December, 2012, 2011 and 2010 with origin in the impaired assets that, as mentioned in Note 2.2.1, are not recognized in the accompanying consolidated income statements as there are doubts as to the possibility of collection:

	Millions of Euros
	2012	2011	2010
Financial Income from Impaired Assets	2,405	1,908	1,717

As of December 31, 2012, 2011 and 2010, the non-performing loan and coverage ratios (see Appendix XII) of the transactions registered under the “Loans and advances to customers” and “Contingent risk” headings of the accompanying consolidated balance sheets are:

	Percentage (%)
BBVA Group Ratios	2012	2011	2010
NPA ratio	5.1	4.0	4.1
NPA coverage ratio	72	61	62

7.1.8	Impairment losses

Below is a breakdown of the provisions registered on the accompanying consolidated balance sheets to cover estimated impairment losses as of December 31, 2012, 2011 and 2010 in financial assets and contingent risks, according to the different headings under which they are classified in the accompanying consolidated balance sheet:

		Millions of Euros
Impairment losses and provisions for contingent risks	Notes	2012	2011	2010
Available-for-sale portfolio	12	342	569	619
Loans and receivables	13	14,534	9,469	9,473
Loans and advances to customers	13.2	14,484	9,409	9,396
Loans and advances to credit institutions	13.1	33	47	67
Debt securities	13.3	17	12	10
Held to maturity investment	14	—	1	1
Impairment losses		14,876	10,039	10,093
Provisions to Contingent Risks and Commitments	25	341	291	264
Total		15,217	10,330	10,357
Of which:
For impaired portfolio		10,117	7,058	7,507
For currently non-impaired portfolio		5,100	3,272	2,850

Below are the changes in 2012, 2011 and 2010 in the estimated impairment losses, broken down by the headings in the accompanying consolidated balance sheet:

		Millions of Euros
2012	Notes	Available-for- sale portfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		569	1	9,469	291	10,329
Increase in impairment losses charged to income		74	1	10,578	105	10,757
Decrease in impairment losses credited to income		(31)	—	(2,304)	(44)	(2,379)
Impairment losses (net) (*)	48-49	43	1	8,273	61	8,378
Entities incorporated/disposed in the year		1	—	2,066	5	2,073
Transfers to written-off loans		(18)	—	(4,125)	—	(4,143)
Exchange differences and other		(254)	(1)	(1,150)	(16)	(1,420)
Balance at the end		342	—	14,534	341	15,217

(*)	Including the impairment losses on financial assets (Note 49) and the provisions for contingent risks (Note 48)

		Millions of Euros
2011	Notes	Available-for- sale portfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		619	1	9,473	264	10,356
Increase in impairment losses charged to income		62	—	6,041	17	6,121
Decrease in impairment losses credited to income		(37)	—	(1,513)	(24)	(1,574)
Impairment losses (net) (*)	48-49	25	—	4,528	(6)	4,547
Entities incorporated in the year		—	—	305	12	318
Transfers to written-off loans		(75)	—	(4,039)	—	(4,114)
Exchange differences and other		—	—	(798)	22	(776)
Balance at the end		569	1	9,469	291	10,330

(*)	Including the impairment losses on financial assets (Note 49) and the provisions for contingent risks (Note 48)

		Millions of Euros
2010	Notes	Available-for- sale portfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		449	1	8,805	243	9,498
Increase in impairment losses charged to income		187	—	7,020	62	7,268
Decrease in impairment losses credited to income		(32)	—	(2,204)	(40)	(2,276)
Impairment losses (net) (*)	48-49	155	—	4,816	22	4,993
Transfers to written-off loans		(57)	—	(4,431)	—	(4,488)
Exchange differences and other		72	—	283	(1)	354
Balance at the end		619	1	9,473	264	10,357

(*)	Including the impairment losses on financial assets (Note 49) and the provisions for contingent risks (Note 48)

The changes in 2012, 2011 and 2010 in financial assets derecognized from the accompanying consolidated balance sheet as their recovery is considered unlikely (hereinafter “write-offs”) is shown below:

	Millions of Euros
Changes in Impaired Financial Assets Written-Off from the Balance Sheet	2012	2011	2010
Balance at the beginning	15,871	13,367	9,833
Increase:	4,364	4,284	4,788
Decrease:	(1,754)	(1,895)	(1,447)
Re-financing or restructuring	(9)	(4)	(1)
Cash recovery	(337)	(327)	(253)
Foreclosed assets	(133)	(29)	(5)
Sales of written-off	(284)	(840)	(342)
Debt forgiveness	(541)	(604)	(217)
Time-barred debt and other causes	(450)	(91)	(629)
Net exchange differences	785	115	193
Balance at the end	19,266	15,871	13,367

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

BBVA and BBVA Bancomer have received approval from the Bank of Spain to use a model developed by the BBVA Group to calculate bank capital requirements for market risk. This model estimates VaR in accordance with the “historical simulation” methodology, which involves estimating the losses or gains that would have been produced in the current portfolio if the changes in market conditions occurring over a specific period of time were repeated. Using this information, it infers the maximum foreseeable loss in the current portfolio with a given level of confidence. It has the advantage of precisely reflecting the historical distribution of the market variables and not requiring any assumption of specific probability distribution. The historical period used in this model is two years.

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

The limits structure of the BBVA Group’s market risk determines a system of VaR and economic capital limits by market risk for each business unit, with specific ad-hoc sub-limits by type of risk, activity and trading desk.

Validity tests are performed periodically on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the positions assessed with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). As an additional control measure, backtesting is conducted at trading desk level in order to enable more specific monitoring of the validity of the measurement models.

Trends in market risk

The changes in the BBVA Group’s market risk in 2012, measured as VaR without smoothing (see Appendix XII) with a 99% confidence level and a 1-day horizon, are as follows:

The average VaR in 2012 stood at €22 million, compared with €24 million and €33 million in 2011 and 2010. The number of risk factors currently used to measure portfolio risk is around 2,200. This number is dynamic and varies according to the possibility of doing business with other underlying assets and markets.

As of year-end 2012, 2011 and 2010, VaR amounted to €30 million, €18 million and €28 million, respectively. These figures can be broken down as follows:

	Millions of Euros
VaR by Risk Factor	2012	2011	2010
Interest/Spread risk	35	27	29
Currency risk	3	3	3
Stock-market risk	3	7	4
Vega/Correlation risk	9	4	12
Diversification effect (*)	(19)	(23)	(21)
Total	30	18	28
VaR average in the period	22	24	33
VaR max in the period	31	36	41
VaR min in the period	15	16	25

(*)	The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

Stress testing is carried out using historical crisis scenarios. The base historical scenario is the collapse of Lehman Brothers in 2008.

Economic crisis scenarios are also prepared ad hoc for each of the BBVA Group’s treasuries and updated monthly. The most significant market risk positions are identified for these scenarios, and an assessment is made of the impact that movements of market variables may have on them. The economic scenarios are established and analyzed by the Market Stress Committee.

BBVA continues to work on improving and enriching the information provided by the stress exercises. It prepares scenarios that are capable of detecting the possible combinations of impacts on market variables that may significantly affect the result of trading portfolios, thus completing the information provided by VaR and the historical scenarios and operating as an alert indicator that complements the normal policies of risk measurement and control.

By type of market risk assumed by the Group’s trading portfolio, as of December 31, 2012, the main risks are interest-rate and credit spread risks, which increased by €8 million on the figure for December 31, 2011. Currency risk remained at the same level and volatility and correlation risk increased by €5 million. Equity risk fell by €4 million.

The average daily change in VaR in 2012 on 2011 is basically due to Global Market Europe reducing its average risk by 14% in 2012 (with an average daily VaR of €13.8 million). Global Market Bancomer, Global Market South America and Compass increased their average risk by 13% and 17%, respectively (with an average daily VaR in 2012 of €5.1 million and €3.5 million, respectively).

The internal market risk model is validated periodically by backtesting. In 2012, portfolio losses in BBVA S.A. only exceeded the daily VaR on one occasion and in Bancomer they were never greater than the daily VaR, thus validating the proper operation of the model throughout the period according to Basel criteria. This is why no significant changes have been made to the methodology of measurement or to the parameters of the current measurement model.

Structural interest-rate risk

The aim of on-balance-sheet interest-rate risk management is to maintain the BBVA Group’s exposure to market interest-rate fluctuations at levels in keeping with its risk strategy and profile. In pursuance of this, the Assets and Liabilities Committee (ALCO) undertakes active balance sheet management through operations intended to optimize the levels of risk borne according to expected earnings and respect the maximum levels of accepted risk.

ALCO uses the interest-rate risk measurements performed by the corporate GRM area. Acting as an independent unit, the Risk Area periodically quantifies the impact that a variation of 100 basis points in market interest rates would have on the BBVA Group’s net interest income and economic value.

In addition, the Group performs probability calculations that determine the economic capital (maximum loss of economic value) and risk margin (maximum estimated loss of net interest income) originating from structural interest-rate risk in banking activity (excluding the Treasury area), based on interest rate curve simulation models. The Group regularly performs stress tests and sensitivity analyses to complement its assessment of its interest-rate risk profile.

All these risk measurements are subsequently analyzed and monitored. The levels of risk assumed and the degree of compliance with the limits authorized by the Executive Committee are reported to the various managing bodies of the BBVA Group.

Below are the average interest-rate risk exposure levels in terms of sensitivity of the main financial institutions in the BBVA Group in 2012:

	Impact on Net Interest Income (*)		Impact on Economic Value (**)
Sensitivity to interest-rate analysis - 2012	100 Basis- Point Increase	100 Basis- Point Decrease	100 Basis- Point Increase	100 Basis- Point Decrease
Europe	(3.52)%	4.31%	0.74%	(1.03)%
BBVA Bancomer	2.50%	(2.50)%	0.42%	(0.29)%
BBVA Compass	5.49%	(5.98)%	6.02%	(11.25)%
BBVA Chile	(1.97)%	1.95%	(11.19)%	10.16%
BBVA Colombia	2.21%	(2.23)%	0.19%	(0.61)%
BBVA Banco Continental	1.34%	(1.41)%	(5.05)%	4.97%
BBVA Banco Provincial	2.13%	(2.03)%	0.27%	(0.34)%
BBVA Banco Francés	0.71%	(0.72)%	(0.96)%	0.97%
BBVA Group	0.88%	(0.71)%	1.02%	(1.92)%

(*)	Percentage relating to “1 year” net Interest margin forecast in each unit.
(**)	Percentage relating to each unit’s Equity

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

Structural exchange-rate risk management in BBVA aims to minimize the potential negative impact from fluctuations in exchange rates on the capital ratios and on the contribution to earnings of international investments maintained on a long-term basis by the Group.

The Corporate Risk Management (“CRM”) area acts as an independent unit responsible for monitoring and analyzing risks, standardizing risk management metrics and providing tools that can anticipate potential deviations from targets. It also monitors the level of compliance with established risk limits, and reports regularly to the Risk Management Committee (“RMC”), the Board of Directors’ Risk Committee and the Executive Committee, particularly in the case of deviations in the levels of risk assumed.

The Balance Sheet Management unit, through the Assets and Liabilities Committee (“ALCO”), designs and executes the risk mitigation strategies with the main objective of minimizing the effect of exchange rate fluctuations on capital adequacy ratios, as well as assuring the equivalent value in euros of the foreign-currency earnings of the Group’s various subsidiaries, and adjusting transactions according to market expectations and risk mitigation measures costs. The Balance Sheet Management area carries out this work by ensuring that the Group’s risk profile is, at all times, adapted to the framework defined by the limits structure authorized by the Executive Committee. To do so, it uses risk metrics obtained according to the corporate model designed by the corporate GRM area.

The corporate model is based on simulating exchange rate scenarios, based on historical trends for the past five years (based on weekly data), and evaluating the impact on capital ratios, equity and the Group’s income statement.

The risk mitigation measures aimed at reducing exchange-rate risk exposures are considered in calculating risk estimates. Diversification resulting from investments in different geographical areas is also considered, through the analysis of historical correlations between different currencies.

Our model provides a distribution of the impact on three core elements (capital ratios, equity and the Group’s income statement) and helps determine their maximum adverse deviation for a particular confidence level and time horizon (of 3, 6 or 12 months), depending on market liquidity in each currency.

The Executive Committee authorizes the system of limits and alerts for these risk measurements, which include a sub-limit on the economic capital (an unexpected loss arising from the currency risk of investments financed in foreign currency).

In order to try to mitigate our model’s limitations, the risk measurements are complemented with analyses of scenarios, stress testing and back-testing, thus giving a more complete overview of the Group’s exposure to structural exchange-rate risk.

In 2012, in a context characterized by market volatility and uncertainty, a policy of prudence has been maintained, which has moderated the risk assumed despite the growing contribution of the “non-euro” area to the Group’s earnings and equity. The risk mitigation level of the carrying value of the BBVA Group’s holdings in foreign currency has remained at 42% on average. The estimated exposure coverage of 2012 earnings in foreign currency has been 47%.

In 2012, the average asset exposure sensitivity to a 1% depreciation in exchange rates stood at €188 million, with 33% in the Mexican peso, 25% in South American currencies, 23% in Asian and Turkish currencies, and 16% in the US dollar.

Structural equity risk

The BBVA Group’s exposure to structural equity risk is basically derived from investments in industrial and financial companies with medium- and long-term investment horizons. This exposure is mitigated through net short positions held in derivatives of their underlying assets, used to limit portfolio sensitivity to potential falls in prices.

The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares stood at €34 million as of December 31, 2012, and its impact on consolidated earnings for the year is estimated at €3 million. These figures are estimated taking into account the exposure in shares valued at market prices or, if not applicable, at fair value (except for the positions in the Treasury Area portfolios) and the net delta-equivalent positions in options on their underlying assets.

The corporate GRM Area is responsible for measuring and effectively monitoring structural risk in the equity portfolio. To do so, it estimates the sensitivity figures and the capital necessary to cover possible unexpected losses due to the variations in the value of the companies making up the Group’s equity portfolio, at a confidence level that corresponds to the institution’s target rating, and taking into account the liquidity of the positions and the statistical performance of the assets under consideration. These figures are supplemented by periodic stress tests, back-testing and scenario analyses.

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

A core principle of the BBVA Group’s liquidity management is the financial independence of our banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation. Accordingly, the Group maintain a liquidity pool at an individual entity level, both in Banco Bilbao Vizcaya Argentaria, S.A. and in our banking subsidiaries, including BBVA Compass, BBVA Bancomer and our Latin American subsidiaries. The only exception to this principle is Banco Bilbao Vizcaya Argentaria (Portugal), S.A., which is funded by Banco Bilbao Vizcaya Argentaria, S.A. Banco Bilbao Vizcaya Argentaria (Portugal), S.A. accounted for 0.91% of our total consolidated assets and 0.43% of our total consolidated liabilities, as of December 31, 2012.

The management and monitoring of liquidity risk is carried out comprehensively in each of the BBVA Group’s business units using a double (short- and long-term) approach. The short-term liquidity approach has a time horizon of up to 365 days. It is focused on the management of payments and collections from the Treasury and market activity, and includes operations specific to the area and each bank’s possible liquidity requirements. The medium-term approach is focused on financial management of the whole consolidated balance sheet, with a time horizon of one year or more.

The ALCO within each business unit is responsible for the comprehensive management of liquidity. The Balance Sheet Management Unit, as part of the Financial Division, analyzes the implications of the Bank’s various projects in terms of finance and liquidity and their compatibility with the target financing structure and the situation of the financial markets. The Balance Sheet Management Unit executes the resolutions agreed by ALCO in accordance with the agreed budgets and manages liquidity risk using a broad scheme of limits, sub-limits and alerts approved by the Executive Committee. The Risk Area, Global Risk Management (GRM), measures and controls these limits independently and provides the managers with support tools and metrics needed for decision-making.

Each of the local risk areas, which are independent from the local managers, complies with the corporate principles of liquidity risk control established by GRM, the Global Unit in charge of Structural Risks for the entire BBVA Group.

At the level of each BBVA Group entity, the managing areas request and propose a scheme of quantitative and qualitative limits and alerts related to short- and medium-term liquidity risks. Once agreed with GRM, controls and limits are proposed to the Bank’s Board of Directors (through its delegate bodies) for approval at least once a year. The proposals submitted by GRM are adapted to the situation of the markets according to the risk appetite level aimed for by the Group.

The development and updating of the Corporate Liquidity and Finance Policy has contributed to strict adjustment of liquidity risk management in terms of limits and alerts, as well as in procedures. In accordance with the Corporate Policy, GRM carries out regular measurements of risk incurred and monitors the consumption of limits. It develops management tools and adapts valuation models, carries out regular stress tests and reports on the liquidity risk levels to ALCO and the Group’s Management Committee on a monthly basis. Its reports to the management areas and Management Committee are more frequent.

Under the current Contingency Plan, the frequency of communication and the nature of the information provided are decided by the Liquidity Committee at the proposal of the Technical Liquidity Group (TLG). In the event of an alert or possible crisis, the TLG carries out an initial analysis of the liquidity situation (short- or long-term) of the entity affected.

The TLG is made up of technical staff from the Short-Term Cash Desk and the Balance Sheet Management and Structural Risk areas. If the alert signals established make clear that a situation of tension has arisen, the TLG informs the Liquidity Committee (made up of managers of the corresponding areas). The Liquidity Committee is responsible for calling the Financing Committee, if appropriate, which is made up of the BBVA’s President and COO and the managers from the Financial Area, the Risk Area, Global Business and the operating segment of the country affected.

One of the most significant aspects that have affected the BBVA Group in 2012 and in previous years is the continuation of the sovereign debt crisis, during which the role played by official bodies in the euro zone and the ECB have been key in ensuring liquidity in the European banking system.

Our principal source of funds is our customer deposit base, which consists primarily of demand, savings and time deposit accounts. In addition to relying on our customer deposits, the Group also accesses the interbank market (overnight and time deposits) and domestic and international capital markets for our additional liquidity requirements. To access the capital markets, the Group has in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. The Group also generally maintains a diversified liquidity pool of liquid assets and securitized assets at an individual entity level. Another source of liquidity is our generation of cash flow from our operations. Finally, the Group supplements our funding requirements with loans from the Bank of Spain and the European Central Bank (ECB) or the respective central banks of the countries where our subsidiaries are located.

The table below shows the types and number of securities included in the liquidity pool of the most significant units:

	Millions of Euros
2012	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Others
Cash and balances with central banks	10,106	5,950	4,310	6,133
Assets for credit operations with central banks	33,086	6,918	10,215	7,708
Central governments issues	25,148	3,865	—	7,275
Of Which: Spanish government securities	21,729	—	—	—
Other issues	7,939	3,053	3,627	432
Loans	—	—	6,587	—
Other non-eligible liquid assets	3,975	460	198	765
ACCUMULATED AVAILABLE BALANCE	47,167	13,328	14,723	14,606

(1)	Included Banco Bilbao Vizacaya Argentaria, S.A. y Banco Bilbao Vizcaya Argentaria (Portugal); S.A.

Given this situation, the regulators have established new requirements with the aim of strengthening the balance sheets of banks and making them more resistant to potential short-term liquidity shocks. The Liquidity Coverage Ratio (LCR) is the metric proposed by the Committee on Banking Supervision of the Bank for International Settlements in Basel to achieve this objective. It aims to ensure that financial institutions have a sufficient stock of liquid assets to allow them to survive a 30-day liquidity stress scenario. Some aspects of the document published by the Committee on Banking Supervision in December 2010 were updated and made more flexible in January 2013. Among them, the ratio will be incorporated as a regulatory requirement on January 1, 2015 associated with a requirement for 60% compliance, which must reach 100% by January 2019. The frequency for reporting information to the supervisory bodies has been increased from quarterly to monthly beginning in January 2013.

In addition, the calibration period for the long-term funding ratio (more than twelve months) known as “Net Stable Funding Ratio” (NSFR) has been maintained in order to increase the weight of medium- and long-term funding on the banks’ balance sheets, the regulators have defined a new long-term funding ratio (over 12 months) called the Net Stable Funding Ratio (NSFR). It will be under review until mid-2016 and become a regulatory requirement starting on January 1, 2018.

The BBVA Group has continued developing a plan to adapt to the regulatory ratios so as to allow it to adopt best practices and the most effective and strict criteria for their implementation sufficiently in advance.

7.4	Risk concentrations

Below is a breakdown of the balances of financial instruments registered in the accompanying consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. It does not take into account valuation adjustments, impairment losses or loan-loss provisions:

	Millions of Euros
Risks by Geographical Areas 2012	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	13,768	39,480	15,476	4,315	3,643	3,273	79,954
Loans and advances to customers	—	—	—	244	—	—	244
Debt securities	5,726	5,196	12,960	577	2,805	801	28,066
Equity instruments	1,270	526	543	101	239	243	2,922
Derivatives	6,772	33,758	1,973	3,392	599	2,229	48,722
Other financial assets designated at fair value through profit or loss	296	408	1,630	516	—	—	2,851
Loans and advances to credit institutions	—	21	—	—	—	—	21
Debt securities	190	42	9	512	—	—	753
Equity instruments	106	345	1,622	4	—	—	2,076
Available-for-sale portfolio	36,109	10,483	9,087	7,678	6,128	1,085	70,569
Debt securities	33,107	10,264	9,035	7,112	6,053	1,041	66,612
Equity instruments	3,002	219	51	566	75	45	3,957
Loans and receivables	211,701	42,690	46,149	40,087	51,704	4,137	396,469
Loans and advances to credit institutions	3,220	12,168	4,549	3,369	2,065	1,076	26,447
Loans and advances to customers	207,131	29,944	41,600	35,838	48,479	3,055	366,047
Debt securities	1,350	577	—	880	1,160	6	3,974
Held-to-maturity investments	7,279	2,884	—	—	—	—	10,162
Hedging derivatives	914	3,798	159	226	5	18	5,120
Total Risk in Financial Assets	270,066	99,743	72,501	52,822	61,480	8,514	565,126
Contingent risks and liabilities
Contingent risks	16,189	12,429	872	3,217	5,858	975	39,540
Contingent liabilities	26,511	22,780	13,564	22,029	7,097	1,116	93,098
Total Contingent Risk	42,700	35,210	14,435	25,246	12,955	2,091	132,638

Total Risks in Financial Instruments	312,766	134,953	86,937	78,068	74,435	10,605	697,763

	Millions of Euros
Risks by Geographical Areas 2011	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	12,958	33,305	11,675	4,672	5,452	2,539	70,603
Debt securities	5,075	2,068	10,933	565	2,030	305	20,975
Equity instruments	662	363	741	69	125	238	2,198
Derivatives	7,221	30,874	2	4,039	3,297	1,996	47,430
Other financial assets designated at fair value through profit or loss	234	311	1,470	509	454	—	2,977
Debt securities	117	77	6	508	1	—	708
Equity instruments	117	234	1,464	1	453	—	2,269
Available-for-sale portfolio	26,546	8,895	7,825	8,151	5,164	656	57,237
Debt securities	22,371	8,685	7,764	7,518	5,068	602	52,008
Equity instruments	4,175	210	61	633	96	54	5,229
Loans and receivables	203,348	44,305	42,489	44,625	46,479	7,704	388,949
Loans and advances to credit institutions	3,034	11,531	4,877	2,712	2,197	1,663	26,013
Loans and advances to customers	198,948	32,445	37,612	41,222	43,592	6,035	359,855
Debt securities	1,365	328	—	692	690	6	3,081
Held-to-maturity investments	7,373	3,582	—	—	—	—	10,955
Hedging derivatives	395	3,493	485	253	16	56	4,698
Total Risk in Financial Assets	250,854	93,890	63,943	58,210	57,565	10,955	535,419
Contingent risks and liabilities
Contingent risks	16,175	12,289	1,098	4,056	4,733	1,554	39,904
Contingent liabilities	30,848	21,506	11,929	22,002	6,192	1,288	93,767
Total Contingent Risk	47,023	33,795	13,027	26,058	10,925	2,842	133,669

Total Risks in Financial Instruments	297,877	127,685	76,970	84,268	68,490	13,797	669,088

	Millions of Euros
Risks by Geographical Areas 2010	Spain	Europe, Excluding Spain	Mexico	EE.UU.	South America	Rest	Total
Financial assets -
Financial assets held for trading	18,903	22,899	9,578	3,951	5,549	2,404	63,284
Debt securities	9,522	2,839	8,853	654	2,086	405	24,359
Equity instruments	3,041	888	725	148	136	322	5,260
Derivatives	6,340	19,172	—	3,149	3,327	1,677	33,665
Other financial assets designated at fair value through profit or loss	284	98	1,437	481	476	1	2,777
Debt securities	138	66	7	480	—	—	691
Equity instruments	146	32	1,430	1	476	1	2,086
Available-for-sale portfolio	25,230	7,689	10,158	7,581	4,291	1,234	56,183
Debt securities	20,725	7,470	10,106	6,903	4,211	1,187	50,602
Equity instruments	4,505	219	52	678	80	47	5,581
Loans and receivables	218,399	30,985	40,540	39,944	37,320	5,847	373,035
Loans and advances to credit institutions	6,786	7,846	5,042	864	2,047	1,018	23,603
Loans and advances to customers	210,102	23,139	35,498	38,649	34,999	4,822	347,209
Debt securities	1,511	—	—	431	274	7	2,223
Held-to-maturity investments	7,504	2,443	—	—	—	—	9,947
Debt securities	234	2,922	281	131	—	35	3,603
Total Risk in Financial Assets	270,554	67,036	61,994	52,088	47,636	9,521	508,829
Contingent risks and liabilities
Contingent risks	20,175	6,773	1,006	3,069	3,953	1,465	36,441
Contingent liabilities	35,784	19,144	11,421	17,604	5,711	910	90,574
Total Contingent Risk	55,959	25,917	12,427	20,673	9,664	2,375	127,015

Total Risks in Financial Instruments	326,513	92,953	74,421	72,761	57,300	11,896	635,844

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix VIII.

7.5	Residual maturity

Below is a breakdown by contractual maturity of the balances of certain headings in the accompanying consolidated balance sheets, disregarding any valuation adjustments or impairment losses:

	Millions of Euros
Contractual Maturities 2012	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
Asset -
Cash and balances with central banks	33,396	2,539	608	366	508	—	37,417
Loans and advances to credit institutions	3,633	14,641	1,516	1,813	3,678	1,187	26,468
Loans and advances to customers	23,305	34,848	22,615	43,619	96,879	145,024	366,291
Debt securities	198	3,247	4,573	12,853	48,052	40,644	109,568
Derivatives (trading and hedging)	—	1,332	1,370	3,783	15,682	31,449	53,616
Total	60,531	56,608	30,682	62,435	164,799	218,305	593,360

Liabilities -
Deposits from central banks	18	8,357	3,235	0	34,543	350	46,504
Deposits from credit institutions	3,966	31,174	2,415	8,089	9,611	4,204	59,459
Deposits from customers	138,282	51,736	15,772	50,745	26,658	8,384	291,577
Debt certificates (including bonds)	—	6,140	4,146	18,116	39,332	15,126	82,860
Subordinated liabilities	—	50	—	724	3,243	7,104	11,122
Other financial liabilities	4,899	1,809	382	252	841	34	8,216
Short positions (*)	6,580	—	—	—	—	—	6,580
Derivatives (trading and hedging)	—	1,105	1,264	3,813	15,366	30,767	52,316
Total	153,744	100,372	27,214	81,741	129,594	65,969	558,634

	Millions of Euros
Contractual Maturities 2011	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
Asset -
Cash and balances with central banks	28,066	1,444	660	330	426	—	30,927
Loans and advances to credit institutions	2,771	7,551	1,393	3,723	7,608	2,967	26,013
Loans and advances to customers	18,021	38,741	22,887	45,818	93,138	141,251	359,855
Debt securities	842	2,297	2,761	8,025	39,603	34,199	87,727
Derivatives (trading and hedging)	—	1,798	1,877	4,704	16,234	27,368	51,981
Total	49,699	51,831	29,578	62,601	157,010	205,784	556,503

Liabilities -
Deposits from central banks	3	19,463	2,629	—	11,040	1	33,136
Deposits from credit institutions	2,202	27,266	4,374	5,571	15,964	3,669	59,047
Deposits from customers	116,924	69,738	17,114	41,397	28,960	6,861	280,994
Debt certificates (including bonds)	—	2,032	1,880	11,361	45,904	17,144	78,321
Subordinated liabilities	—	—	110	38	4,893	9,500	14,541
Other financial liabilities	5,015	1,283	355	490	1,254	1,307	9,704
Short positions (*)	4,611	—	—	—	—	—	4,611
Derivatives (trading and hedging)	—	1,687	1,636	5,232	15,533	25,313	49,401
Total	128,755	121,469	28,098	64,089	123,548	63,796	529,755

	Millions of Euros
Contractual Maturities 2010	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
Asset -
Cash and balances with central banks	17,275	1,497	693	220	282	—	19,967
Loans and advances to credit institutions	2,471	10,590	1,988	1,658	4,568	2,329	23,604
Loans and advances to customers	16,543	33,397	21,127	49,004	85,800	141,338	347,209
Debt securities	497	3,471	12,423	8,123	35,036	28,271	87,821
Derivatives (trading and hedging)	—	636	1,515	3,503	13,748	17,827	37,229
Total	36,786	49,591	37,746	62,508	139,434	189,765	515,830

Liabilities -
Deposits from central banks	50	5,102	3,130	2,704	—	1	10,987
Deposits from credit institutions	4,483	30,031	4,184	3,049	9,590	5,608	56,945
Deposits from customers	111,090	69,625	21,040	45,110	21,158	6,818	274,841
Debt certificates (including bonds)	96	5,243	10,964	7,159	42,907	15,843	82,212
Subordinated liabilities	—	537	3	248	2,732	13,251	16,771
Other financial liabilities	4,177	1,207	175	433	647	1,564	8,203
Short positions (*)	4,047	—	—	—	—	—	4,047
Derivatives (trading and hedging)	—	826	1,473	3,682	12,813	16,037	34,831
Total	123,943	112,571	40,969	62,385	89,847	59,122	488,837

(*)	The maturities of short positions are basically on demand

8.	Fair value of financial instruments

The fair value of a financial asset or liability on a given date is the amount for which it could be exchanged or settled, respectively, on that date between two knowledgeable, willing parties in an arm’s length transaction under market conditions. The most objective and common reference for the fair value of a financial asset or liability is the price that would be paid for it on an organized, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given financial asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments or, in the absence thereof, by using mathematical measurement models that are sufficiently tried and trusted by the international financial community. The estimates used in such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent in the measurement models and possible inaccuracies in the assumptions and parameters required by these models may mean that the estimated fair value of an asset or liability does not exactly match the price for which the asset or liability could be exchanged or settled on the date of its measurement.

The fair value of the financial derivatives included in the held-for-trading portfolios is based on daily quoted price if there is an active market for these financial derivatives. If for any reason their quoted price is not available on a given date, these financial derivatives are measured using methods similar to those used in over-the-counter (OTC) markets.

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

Determining the fair value of financial instruments

Below is a comparison of the carrying amount of the Group’s financial assets and liabilities in the accompanying consolidated balance sheets and their respective fair values:

		Millions of Euros
		2012		2011		2010
Fair Value and Carrying Amount	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS-
Cash and balances with central banks	9	37,434	37,434	30,939	30,939	19,981	19,981
Financial assets held for trading	10	79,954	79,954	70,602	70,602	63,283	63,283
Other financial assets designated at fair value through profit or loss	11	2,853	2,853	2,977	2,977	2,774	2,774
Available-for-sale financial assets	12	71,500	71,500	58,144	58,144	56,456	56,456
Loans and receivables	13	383,410	403,606	381,076	389,204	364,707	371,359
Held-to-maturity investments	14	10,162	9,860	10,955	10,190	9,946	9,189
Fair value changes of the hedges items in portfolio hedges of interest rate risk	15	226	226	146	146	40	40
Hedging derivatives	15	4,894	4,894	4,552	4,552	3,563	3,563
LIABILITIES-
Financial assets held for trading	10	55,927	55,927	51,303	51,303	37,212	37,212
Other financial liabilities designated at fair value through profit or loss	11	2,516	2,516	1,825	1,825	1,607	1,607
Financial liabilities at amortized cost	23	506,487	504,267	479,904	473,886	453,164	453,504
Fair value changes of the hedged items in portfolio hedges of interest rate risk.	15	—	—	—	—	(2)	(2)
Hedging derivatives	15	2,968	2,968	2,710	2,710	1,664	1,664

In the case of financial instruments whose carrying amount is not the same as their theoretical fair value, the fair value has been calculated as follows:

•	The fair value of “Cash and balances with central banks” has been considered equivalent to its carrying amount, because they are mainly short-term balances.

•	The fair value of “Held-to-maturity investments” is equivalent to their quoted price in active markets.

•

The fair values of “Loans and receivables” and “Financial liabilities at amortized cost” have been estimated by discounting estimated future cash flows using the market interest rates prevailing at each year-end.

•

The “Fair value changes of the hedged items in portfolio hedges of interest-rate risk” item in the accompanying consolidated balance sheets registers the difference between the carrying amounts of the hedged deposits lent, included under “Loans and Receivables”, and the fair value calculated using internal models and observable variables of market data (see Note 15).

For financial instruments whose carrying amount is equivalent to their fair value, the measurement processes used are set forth below:

•

Level 1: Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and referred to active markets. This level includes listed debt securities, listed equity instruments, some derivatives and mutual funds.

•	Level 2: Measurement that applies techniques using inputs drawn from observable market data.

•

Level 3: Measurement using techniques where some of the inputs are not taken from market observable data. As of December 31, 2012, the affected instruments accounted for approximately 0.20% of financial assets and 0.01% of the Group’s financial liabilities. Model selection and validation is undertaken by control areas outside the market units.

The following table shows the main financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by the measurement technique used to determine their fair value:

		Millions of Euros
		2012			2011			2010
Fair Value by Levels	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-
Financial assets held for trading	10	30,944	48,598	412	22,986	46,915	700	28,914	33,568	802
Loans and advances to customers		244	—	—	—	—	—	—	—	—
Debt securities		27,053	718	295	19,731	793	451	22,930	921	508
Equity instruments		2,713	140	70	2,033	97	68	5,034	92	134
Trading derivatives		934	47,740	47	1,222	46,025	182	950	32,555	160
Other financial assets designated at fair value through profit or loss	11	2,768	86	—	2,358	619	—	2,326	448	—
Loans and advances to credit institutions		—	24	—	—	—	—	—	—	—
Debt securities		692	62	—	647	61	—	624	64	—
Equity instruments		2,076	—	—	1,711	558	—	1,702	384	—
Available-for-sale financial assets	12	51,682	18,551	757	41,286	15,249	1,067	41,500	13,789	668
Debt securities		48,484	18,359	700	37,286	15,025	602	37,024	13,352	499
Equity instruments		3,198	192	57	4,000	224	465	4,476	437	169
Hedging derivatives	15	111	4,784	—	289	4,263	—	265	3,298	—
LIABILITIES-
Financial liabilities held for trading	10	7,371	48,519	38	5,813	45,467	23	4,961	32,225	25
Trading derivatives		791	48,519	38	1,202	45,467	23	916	32,225	25
Short positions		6,580	—	—	4,611	—	—	4,046	—	—
Other financial liabilities designated at fair value through profit or loss	11	—	2,516	—	—	1,825	—	—	1,607	—
Hedging derivatives	15	—	2,951	17	—	2,710	—	96	1,568	—

The heading “Available-for-sale financial assets” in the accompanying consolidated balance sheets as of December 31, 2012, 2011 and 2010 additionally includes €510 million, €541 million and €499 million, respectively, accounted for at cost, as indicated in the section of this Note entitled “Financial instruments at cost”.

The following table sets forth the main measurement techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of December 31, 2012:

Financial Instruments Level 2	Measurement techniques	Main assumptions	Main inputs used	2012 Fair value (millions of euros)

• Debt securities				Trading portfolio Debt securities	718
				Equity instruments	140

• Equity instruments	Present-value method

Determining the present value of financial instruments as the current value of future cash flows (discounted at market interest rates), taking into account:

•        the estimate of prepayment rates;

•        the issuer credit risk; and

•        current market interest rates.

•        Net Asset Value (NAV) published recurrently, but not more frequently than every quarter.

			• Risk premiums. • Observable market interest rates	Other financial assets at fair value through profit and loss Debt securities

					62
				Deposits from credit institutions	24
				Available-for-sale financial assets
				Debt securities	18,359
				Equity instruments	192
				Other financial liabilities designated at fair value through profit or loss	2,516

• Derivatives	Analytic/semi-analytic formulae

For share, currency, inflation or commodity derivatives:

•        The Black-Scholes assumptions take into account possible convexity adjustments

For interest rate derivatives:

•        Black-Scholes assumptions apply a lognormal process for forward rates and consider possible convexity adjustments.

			For share, inflation, currency or commodity derivatives: • Forward structure of the underlying asset. • Volatility of options. • Observable correlations between underlying assets.	Assets Trading derivatives Hedging derivatives Liabilities Trading derivatives Hedging derivatives	47,740 4,784 48,519 2,951
	For share, currency or commodity derivatives: • Monte Carlo simulations.	Local volatility model: assumes a constant diffusion of the underlying asset with the volatility depending on the value of the underlying asset and the term
	For interest-rate derivatives: • Black-Derman-Toy Model, Libor Market Model and SABR.	This model assumes that: • The forward rates in the term structure of the interest rate curve are perfectly correlated.	For interest-rate derivatives: • The term structure of interest rates. • Volatility of underlying asset.
	• HW 1 factor
	For credit derivatives: • Diffusion models.	These models assume a constant diffusion of default intensity.	For credit derivatives: • Credit default swap (CDS) prices. • Historical CDS volatility.

Financial Instruments Level 3	Measurement techniques	Main assumptions	Main unobservable inputs	2012 Fair value (millions of euros)

• Debt securities	• Present-value method • “Time default” model for financial instruments in the collateralized debt obligations (CDO) family.

Determining the current value of financial instruments as the current value of future cash flows (discounted at market interest rates), taking into account:

•        estimate of prepayment rates;

•        issuer credit risk; and

•        current market interest rates.

In the case of measurement of asset-backed securities (ABS), the future prepayments are calculated according to conditional prepayment rates supplied by the issuers themselves.

The “time-to-default” model is used to measure the probability of default. One of the main variables used is the correlation of defaults extrapolated from several index tranches (ITRA00 and CDX) with the underlying portfolio of our CDOs.

			• Prepayment rates • Default correlation • Credit spread (1)	Trading portfolio Debt securities Equity instruments Available-for-sale financial assets Debt securities	295 70 700

• Equity instruments	• Present-value method	Net asset value (NAV) for hedge funds and for equity instruments listed in thin or less active markets	• Credit spread (1) • NAV supplied by the fund administrator or issuer of the securities.	Equity instruments	57

• Trading derivatives	Trading derivatives for interest rate futures and forwards: • Present-value method • “Libor Market” model.	The “Libor Market” model models the complete term structure of the interest-rate curve, assuming a constant elasticity of variance (CEV) lognormal process. The CEV lognormal process is used to measure the presence of a volatility shift.	• Correlation decay (2)	Assets Trading derivatives Liabilities Trading derivatives Hedging derivatives	47 38 17
	For variable income and foreign options: • Monte Carlo simulations • Numerical integration • Heston	The options are measured through generally accepted valuation models, to which the observed implied volatility is added.	• Vol-of-Vol (3) • Reversion factor (4) • Volatility Spot Correlation (5)
	• Credit baskets	These models assume a constant diffusion of default intensity.	• Default correlation. • Historical CDS volatility

(1)	Credit spread: The spread between the interest rate of a risk-free asset (e.g. Treasury securities) and the interest rate of any other security that is identical in every respect except for asset quality. Spreads are considered as Level 3 inputs when referring to illiquid securities, based on spreads of similar issuers.
(2)	Correlation decay: This is the factor that allows us to calculate changes in correlation between the different pairs of forward rates.
(3)	Vol-of-Vol: Volatility of implied volatility. This is a statistical measure of the changes of the spot volatility.
(4)	Reversion Factor: The speed with which volatility reverts to its natural value.
(5)	Volatility - Spot Correlation: A statistical measure of the linear relationship (correlation) between the spot price of a security and its volatility.

The changes in the balance of Level 3 financial assets and liabilities included in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
	2012		2011		2010
Financial Assets Level 3 Changes in the Period	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	1,767	23	1,469	25	1,707	96
Valuation adjustments recognized in the income statement (*)	50	2	(1)	(12)	(123)	12
Valuation adjustments not recognized in the income statement	(3)	—	—	—	(18)	—
Acquisitions, disposals and liquidations	(278)	29	268	9	(334)	(100)
Net transfers to Level 3	(134)	—	33	—	236	—
Exchange differences and others	(233)	1	(2)	1	1	17
Exchange differences and others	1,169	55	1,767	23	1,469	25

(*)	Profit or loss that are attributable to gains or losses relating to those assets and liabilities held at the end of the reporting period

As of December 31, 2012, the profit/loss on sales of financial instruments classified as level 3 recognized in the accompanying income statement was insignificant.

The financial instruments transferred between the different levels of measurement in 2012 are at the following amounts in the accompanying consolidated balance sheets as of December 31, 2012:

Millions of Euros
	From:	Level I		Level 2		Level 3
Transfer between levels	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		—	—	—	—	—	—
Available-for-sale financial assets		78	—	454	18	12	137
LIABILITIES-

As of December 31, 2012, the effect on the consolidated income and consolidated equity of changing the main hypotheses used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest (most favorable hypotheses) or lowest (least favorable hypotheses) value of the range deemed probable, would be as follows:

	Millions of Euros
	Potential Impact on Consolidated Income Statement		Potential Impact on Total Equity
Financial Assets Level 3 Sensitivity Analysis	Most Favorable Hypotheses	Least Favorable Hypotheses	Most Favorable Hypotheses	Least Favorable Hypotheses
ASSETS
Financial assets held for trading	22	(15)	—	—
Available-for-sale financial assets	—	—	10	(10)
LIABILITIES-
Financial liabilities held for trading	4	(4)	—	—
Total	26	(19)	10	(10)

Loans and financial liabilities at fair value through profit or loss

As of December 31, 2012, 2011 and 2010, there were no loans or financial liabilities at fair value other than those recognized under the headings “Financial assets held for trading - Loans and advances to customers”, “Other financial assets designated at fair value through profit or loss” and “Other financial liabilities designated at fair value through profit or loss” in the accompanying consolidated balance sheets.

Financial instruments at cost

As of December 31, 2012, 2011 and 2010, equity instruments, derivatives with these equity instruments as underlying assets, and certain discretionary profit-sharing arrangements in some companies, were recognized at cost in the Group’s consolidated balance sheets because their fair value could not be reliably determined, as they are not traded in organized markets and thus their unobservable inputs are significant. On the above dates, the balance of these financial instruments recognized in the portfolio of available-for-sale financial assets amounted to €510 million, €541 million and €499 million, respectively.

The table below outlines the financial assets and liabilities carried at cost that were sold in 2012, 2011 and 2010:

	Millions of Euros
Sales of financial instruments at cost	2012	2011	2010
Amount of Sale	29	19	51
Carrying Amount at Sale Date	5	8	36
Gains/Losses	24	11	15

9.	Cash and balances with central banks

The breakdown of the balance under the headings “Cash and balances with central banks” and “Financial liabilities at amortized cost – Deposits from central banks” in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Cash and Balances with Central Banks	Notes	2012	2011	2010
Cash		5,294	4,611	4,284
Balances at the Central Banks		31,647	25,821	15,349
Reverse repurchase agreements	37	476	495	334
Accrued interests		17	12	14
Total		37,434	30,939	19,981

		Millions of Euros
Deposits from Central Banks	Notes	2012	2011	2010
Deposits from Central Banks		40,598	23,937	10,904
Repurchase agreements	37	5,907	9,199	82
Accrued interest until expiration		285	11	24
Total	23	46,790	33,147	11,010

10.	Financial assets and liabilities held for trading

10.1	Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Assets and Liabilities Held-for-Trading	2012	2011	2010
ASSETS-
Loans and advances to credit institutions	—	—	—
Loans and advances to customers	244	—	—
Debt securities	28,066	20,975	24,358
Equity instruments	2,922	2,198	5,260
Trading derivatives	48,722	47,429	33,665
Total	79,954	70,602	63,283
LIABILITIES-
Trading derivatives	49,348	46,692	33,166
Short positions	6,579	4,611	4,046
Total	55,927	51,303	37,212

10.2	Debt securities

The breakdown by type of instrument of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Securities Held-for-Trading Breakdown by type of instrument	2012	2011	2010
Issued by Central Banks	334	402	699
Spanish government bonds	4,757	4,324	7,959
Foreign government bonds	18,320	13,263	11,739
Issued by Spanish financial institutions	456	566	723
Issued by foreign financial institutions	2,092	1,316	1,552
Other debt securities	2,107	1,104	1,687
Total	28,066	20,975	24,358

10.3	Equity instruments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Equity Instruments Held-for-Trading Breakdown by Issuer	2012	2011	2010
Shares of Spanish companies
Credit institutions	162	62	304
Other sectors	1,108	600	2,738
Subtotal	1,270	662	3,042
Shares of foreign companies
Credit institutions	78	128	167
Other sectors	1,574	1,408	2,051
Subtotal	1,652	1,536	2,218
Total	2,922	2,198	5,260

10.4	Trading derivatives

The trading derivatives portfolio arises from the Group’s need to manage the risks incurred by it in the course of normal business activity. As of December 31, 2012, 2011 and 2010, trading derivatives were principally contracted in over-the-counter (OTC) markets, with counterparties which are mainly credit institutions not resident in Spain, and related to foreign-exchange, interest-rate and equity risk.

Below is a breakdown of the net positions by transaction type of the fair value of trading derivatives recognized in the accompanying consolidated balance sheets, divided into organized and OTC markets:

	Millions of Euros
Outstanding Financial Trading Derivatives 2012	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	1	—	1	—	—	—	—	2
Options	(4)	—	(110)	1	2	—	—	(112)
Other products	—	—	—	—	—	—	—	—
Subtotal	(4)	—	(109)	1	2	—	—	(110)
OTC markets
Credit institutions
Forward transactions	(1,109)	109	—	—	—	—	—	(1,000)
Future rate agreements (FRAs)	—	(203)	—	—	—	—	—	(203)
Swaps	60	(2,880)	84	—	12	—	—	(2,725)
Options	5	212	109	—	(4)	—	1	322
Other products	—	(3)	—	—	—	(92)	—	(95)
Subtotal	(1,044)	(2,766)	192	—	7	(92)	1	(3,701)
Other financial institutions
Forward transactions	(23)	—	—	—	—	—	—	(23)
Future rate agreements (FRAs)	—	(28)	—	—	—	—	—	(28)
Swaps	—	842	(20)	—	—	—	—	822
Options	—	(4)	(366)	—	—	—	—	(371)
Other products	—	(5)	—	—	—	108	—	103
Subtotal	(23)	805	(387)	—	—	108	—	503
Other sectors
Forward transactions	234	1	—	—	—	—	—	235
Future rate agreements (FRAs)	—	302	—	—	—	—	—	302
Swaps	(13)	1,659	153	—	—	—	—	1,799
Options	(58)	85	250	(3)	—	—	(4)	269
Other products	(3)	80	—	(1)	—	—	—	77
Subtotal	160	2,127	403	(4)	—	—	(4)	2,683
Subtotal	(906)	166	209	(4)	7	16	(3)	(515)
Total	(910)	166	100	(3)	9	16	(3)	(625)
Of which:
Asset Trading Derivatives	5,763	39,004	3,314	8	76	531	26	48,722
Liability Trading Derivatives	(6,673)	(38,838)	(3,215)	(11)	(68)	(515)	(29)	(49,348)

	Millions of Euros
Outstanding Financial Trading Derivatives 2011	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	1	2	7	—	—	—	—	10
Options	(11)	(0)	(147)	5	(9)	—	—	(162)
Other products	—	—	—	—	—	—	—	—
Subtotal	(10)	2	(140)	5	(9)	—	—	(152)
OTC markets
Credit institutions
Forward transactions	(178)	—	—	—	—	—	—	(178)
Future rate agreements (FRAs)	—	(220)	—	—	—	—	—	(220)
Swaps	(333)	(3,988)	67	1	40	—	—	(4,213)
Options	105	605	(747)	—	—	—	1	(36)
Other products	—	11	—	—	—	(432)	—	(421)
Subtotal	(406)	(3,592)	(680)	1	40	(432)	1	(5,068)
Other financial institutions
Forward transactions	(7)	—	—	—	—	—	—	(7)
Future rate agreements (FRAs)	—	(21)	—	—	—	—	—	(21)
Swaps	—	1,460	12	—	(2)	—	—	1,470
Options	9	(177)	(64)	—	—	—	—	(232)
Other products	—	—	—	—	—	577	—	577
Subtotal	2	1,262	(52)	—	(2)	577	—	1,787
Other sectors
Forward transactions	392	—	—	—	—	—	—	392
Future rate agreements (FRAs)	—	311	—	—	—	—	—	311
Swaps	41	2,553	409	—	40	—	—	3,043
Options	(69)	164	330	—	—	—	9	434
Other products	—	8	—	—	—	(18)	—	(10)
Subtotal	364	3,036	739	—	40	(18)	9	4,170
Subtotal	(40)	706	7	1	78	127	10	889
Total	(50)	708	(133)	6	69	127	10	737
Of which:
Asset Trading Derivatives	8,966	32,858	3,178	45	284	2,064	34	47,429
Liability Trading Derivatives	(9,016)	(32,150)	(3,311)	(39)	(215)	(1,937)	(24)	(46,692)

	Millions of Euros
Outstanding Financial Trading Derivatives 2010	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	—	2	6	—	—	—	—	8
Options	(3)	—	(348)	(11)	(7)	—	—	(369)
Other products	—	—	—	—	—	—	—	—
Subtotal	(3)	2	(342)	(11)	(7)	—	—	(361)
OTC markets
Credit institutions
Forward transactions	(96)	—	—	—	—	—	—	(96)
Future rate agreements (FRAs)	—	15	—	—	—	—	—	15
Swaps	(541)	(1,534)	(4)	2	28	—	—	(2,049)
Options	(97)	(786)	45	—	—	—	1	(837)
Other products	(1)	11	—	—	—	(175)	—	(165)
Subtotal	(735)	(2,294)	41	2	28	(175)	1	(3,132)
Other financial institutions
Forward transactions	54	—	—	—	—	—	—	54
Future rate agreements (FRAs)	—	4	—	—	—	—	—	4
Swaps	—	1,174	31	—	(5)	—	—	1,200
Options	(12)	(56)	(144)	—	—	—	—	(212)
Other products	—	—	—	—	—	319	—	319
Subtotal	42	1,122	(113)	—	(5)	319	—	1,365
Other sectors
Forward transactions	385	—	—	—	—	—	—	385
Future rate agreements (FRAs)	—	22	—	—	—	—	—	22
Swaps	18	1,627	145	—	(15)	—	—	1,776
Options	(41)	81	395	—	—	—	—	435
Other products	0	14	—	—	—	(5)	—	9
Subtotal	362	1,745	540	—	(15)	(5)	—	2,627
Subtotal	(331)	571	469	2	8	139	1	860
Total	(334)	573	127	(9)	1	139	1	499
Of which:
Asset Trading Derivatives	6,007	22,978	3,343	14	186	1,125	12	33,665
Liability Trading Derivatives	(6,341)	(22,404)	(3,216)	(23)	(185)	(986)	(11)	(33,166)

11.	Other financial assets and liabilities at fair value through profit or loss

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other Financial Assets Designated at Fair Value through Profit or Loss. Breakdown by Type of Instruments	2012	2011	2010
ASSETS-
Loans and advances to credit institutions	24	—	—
Debt securities	753	708	688
Unit-linked products	145	113	103
Other securities	608	595	585
Equity instruments	2,076	2,269	2,086
Unit-linked products	2,026	1,677	1,467
Other securities	50	592	619
Total	2,853	2,977	2,774
LIABILITIES-
Other financial liabilities	2,516	1,825	1,607
Unit-linked products	2,516	1,825	1,607
Total	2,516	1,825	1,607

12.	Available-for-sale financial assets

12.1	Breakdown of the balance

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Available-for-Sale Financial Assets	2012	2011	2010
Debt securities	67,648	53,050	51,064
Impairment losses	(105)	(136)	(189)
Subtotal	67,543	52,914	50,875
Equity instruments	4,193	5,663	6,010
Impairment losses	(236)	(433)	(429)
Subtotal	3,957	5,230	5,581
Total	71,500	58,144	56,456

12.2	Debt securities

The breakdown of the balance under the heading “Debt securities”, broken down by the nature of the financial instruments, is as follows:

	Millions of Euros
Debt Securities Available-for-Sale 2012	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	25,439	243	(860)	24,822
Other debt securities	9,604	145	(120)	9,629
Issued by Central Banks	—	—	—	—
Issued by credit institutions	7,888	71	(59)	7,900
Issued by other institutions	1,716	74	(61)	1,729
Subtotal	35,043	388	(980)	34,451
Foreign Debt Securities
Mexico	8,251	964	(1)	9,214
Mexican Government and other government agency debt securities	7,251	835	—	8,086
Other debt securities	1,000	129	(1)	1,128
Issued by Central Banks	—	—	—	—
Issued by credit institutions	334	56	(1)	389
Issued by other institutions	666	73	—	739
The United States	6,944	189	(88)	7,045
Government securities	714	21	(10)	725
US Treasury and other US Government agencies	228	1	(1)	228
States and political subdivisions	486	20	(9)	497
Other debt securities	6,230	168	(78)	6,320
Issued by Central Banks	—	—	—	—
Issued by credit institutions	151	11	(7)	155
Issued by other institutions	6,079	157	(71)	6,165
Other countries	16,817	579	(563)	16,833
Other foreign governments and other government agency debt securities	9,285	321	(377)	9,229
Other debt securities	7,532	258	(186)	7,604
Issued by Central Banks	1,161	2	(1)	1,162
Issued by credit institutions	4,663	210	(101)	4,772
Issued by other institutions	1,708	46	(84)	1,670
Subtotal	32,012	1,732	(652)	33,092
Total	67,055	2,120	(1,632)	67,543

(*)	The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

	Millions of Euros
Debt Securities Available-for-Sale 2011	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	20,597	58	(1,384)	19,271
Other debt securities	4,426	125	(300)	4,251
Issued by Central Banks	—	—	—	—
Issued by credit institutions	3,307	80	(247)	3,140
Issued by other issuedrs	1,119	45	(53)	1,111
Subtotal	25,023	183	(1,684)	23,522
Foreign Debt Securities
Mexico	4,815	176	—	4,991
Mexican Government and other government agency debt securities	4,742	164	—	4,906
Other debt securities	73	12	—	85
Issued by Central Banks	—	—	—	—
Issued by credit institutions	59	11	—	70
Issued by other issuedrs	14	1	—	15
The United States	7,355	243	(235)	7,363
Government securities	996	36	(12)	1,020
US Treasury and other US Government agencies	487	8	(12)	483
States and political subdivisions	509	28	—	537
Other debt securities	6,359	207	(223)	6,343
Issued by Central Banks	—	—	—	—
Issued by credit institutions	631	22	(36)	617
Issued by other issuedrs	5,728	185	(187)	5,726
Other countries	17,403	619	(984)	17,038
Other foreign governments and other government agency debt securities	11,617	345	(666)	11,296
Other debt securities	5,786	274	(318)	5,742
Issued by Central Banks	849	6	—	855
Issued by credit institutions	3,080	184	(266)	2,998
Issued by other issuedrs	1,857	84	(52)	1,889
Subtotal	29,573	1,038	(1,219)	29,392
Total	54,596	1,221	(2,903)	52,914

	Millions of Euros
Debt Securities Available-for-Sale 2010	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	16,543	58	(1,264)	15,337
Other debt securities	5,386	49	(206)	5,229
Issued by Central Banks	—	—	—	—
Issued by credit institutions	4,222	24	(156)	4,090
Issued by other issuedrs	1,164	25	(50)	1,139
Subtotal	21,929	107	(1,470)	20,566
Foreign Debt Securities
Mexico	9,653	470	(17)	10,106
Mexican Government and other government agency debt securities	8,990	441	(14)	9,417
Other debt securities	663	29	(3)	689
Issued by Central Banks	—	—	—	—
Issued by credit institutions	553	28	(2)	579
Issued by other issuedrs	110	1	(1)	110
The United States	6,850	216	(234)	6,832
Government securities	767	13	(9)	771
US Treasury and other US Government agencies	580	6	(8)	578
States and political subdivisions	187	7	(1)	193
Other debt securities	6,083	203	(225)	6,061
Issued by Central Banks	—	—	—	—
Issued by credit institutions	2,981	83	(191)	2,873
Issued by other issuedrs	3,102	120	(34)	3,188
Other countries	13,606	394	(629)	13,371
Other foreign governments and other government agency debt securities	6,743	169	(371)	6,541
Other debt securities	6,863	225	(258)	6,830
Issued by Central Banks	944	1	—	945
Issued by credit institutions	4,431	177	(188)	4,420
Issued by other issuedrs	1,488	47	(70)	1,465
Subtotal	30,109	1,080	(880)	30,309
Total	52,038	1,187	(2,350)	50,875

As of December 31, 2012, the credit ratings of the issuers of debt securities in the available-for-sale portfolio are as follows:

	2012		2011
Available for Sale financial assets Debt Securities by Rating	Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%
AAA	1,436	2.1%	3,022	5.7%
AA+	5,873	8.7%	5,742	10.9%
AA	214	0.3%	1,242	2.3%
AA-	1,690	2.5%	18,711	35.4%
A+	741	1.1%	735	1.4%
A	1,125	1.7%	2,320	4.4%
A-	6,521	9.7%	949	1.8%
With rating BBB+ or below	41,153	60.9%	14,212	26.9%
Without rating	8,790	13.0%	5,980	11.2%
Total	67,543	100.0%	52,913	100.0%

12.3	Equity instruments

The breakdown of the balance under the heading “Equity instruments” as of December 31, 2012, 2011 and 2010 is as follows:

	Millions of Euros
Equity Instruments Available-for-Sale 2012	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,301	122	(380)	3,043
Credit institutions	2	—	—	2
Other entities	3,299	122	(380)	3,041
Listed foreign company shares	297	10	(45)	262
United States	32	1	(4)	29
Mexico	—	—	—	—
Other countries	265	9	(41)	233
Subtotal	3,598	132	(425)	3,305
Unlisted equity instruments	—	—	—	—
Unlisted Spanish company shares	76	2	(4)	74
Credit institutions	3	—	—	3
Other entities	73	2	(4)	71
Unlisted foreign companies shares	571	7	—	578
United States	474	—	—	474
Mexico	(1)	—	—	(1)
Other countries	98	7	—	105
Subtotal	647	9	(4)	652
Total	4,245	141	(429)	3,957

	Millions of Euros
Equity Instruments Available-for-Sale 2011	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,802	468	(2)	4,268
Credit institutions	2	—	—	2
Other entities	3,800	468	(2)	4,266
Listed foreign company shares	361	5	(91)	275
United States	41	—	(12)	29
Mexico	—	—	—	—
Other countries	320	5	(79)	246
Subtotal	4,163	473	(93)	4,543
Unlisted equity instruments
Unlisted Spanish company shares	36	—	—	36
Credit institutions	1	—	—	1
Other entities	35	—	—	35
Unlisted foreign companies shares	638	13	—	651
United States	560	2	—	562
Mexico	1	—	—	1
Other countries	77	11	—	88
Subtotal	674	13	—	687
Total	4,837	486	(93)	5,230

	Millions of Euros
Equity Instruments Available-for-Sale 2010	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,378	1,212	(7)	4,583
Credit institutions	3	—	—	3
Other entities	3,375	1,212	(7)	4,580
Listed foreign company shares	270	8	(25)	253
United States	12	1	—	13
Other countries	258	7	(25)	240
Subtotal	3,648	1,220	(32)	4,836
Unlisted equity instruments
Unlisted Spanish company shares	25	—	—	25
Credit institutions	1	—	—	1
Other entities	24	—	—	24
Unlisted foreign companies shares	657	63	—	720
United States	594	55	—	649
Other countries	63	8	—	71
Subtotal	682	63	—	745
Total	4,330	1,283	(32)	5,581

12.4	Gains/losses

The changes in the gains/losses, net of taxes, recognized under the equity heading “Valuation adjustments – Available-for-sale financial assets” in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Changes in Valuation Adjustments - Available-for-Sale Financial Assets	2012	2011	2010
Balance at the beginning	(682)	333	1,951
Valuation gains and losses	646	(1,349)	(1,952)
Income tax	(227)	264	540
Amounts transferred to income	118	70	(206)
Balance at the end	(145)	(682)	333
Of which:
Debt securities	13	(1,027)	(746)
Equity instruments	(158)	345	1,079

The losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” in the consolidated balance sheet for 2012 correspond mainly to Spanish government debt securities and equity instruments from Spanish listed companies.

•

As of December 31, 2012, 15.2% of the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” and originating in debt securities were generated over more than twelve months. However, no impairment has been considered, as following an analysis of these unrealized losses it can be concluded that they were temporary due to the following reasons: the interest payment dates of all the fixed-income securities have been satisfied; and because there is no evidence that the issuer will not continue to meet its payment obligations, nor that future payments of both principal and interest will not be sufficient to recover the cost of the debt securities.

•

As of December 31, 2012, the Group has analyzed the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” resulting from equity instruments generated over a period of more than 12 months and with a fall of more 20% in their price, as a first approximation to the existence of possible impairment. As of December 31, 2012, the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” resulting from equity instruments generated over a period of more than 18 months or with a fall of more 40% in their price are not significant.

The losses recognized under the heading “Impairment losses on financial assets (net) – Available-for-sale financial assets” in the accompanying consolidated income statement amounted to €43 million, €25 million and €155 million for the years 2012, 2011 and 2010, respectively (see Note 49).

13.	Loans and receivables

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Receivables	Notes	2012	2011	2010
Loans and advances to credit institutions	13.1	26,522	26,107	23,637
Loans and advances to customers	13.2	352,931	351,900	338,857
Debt securities	13.3	3,957	3,069	2,213
Total		383,410	381,076	364,707

13.1	Loans and advances to credit institutions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Advances to Credit Institutions	Notes	2012	2011	2010
Reciprocal accounts		265	78	168
Deposits with agreed maturity		6,748	8,389	7,307
Demand deposits		1,961	2,731	2,008
Other accounts		10,690	9,026	6,299
Reverse repurchase agreements	37	6,783	5,788	7,822
Total gross	7.1.1	26,447	26,012	23,604
Valuation adjustments		75	95	33
Impairment losses	7.1.8	(33)	(47)	(67)
Accrued interests and fees		109	143	101
Hedging derivatives and others		(1)	(1)	(1)
Total net		26,522	26,107	23,637

13.2	Loans and advances to customers

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Advances to Customers	Notes	2012	2011	2010
Mortgage secured loans		139,228	130,703	132,630
Other secured loans		28,465	29,353	18,155
Other loans		117,924	118,650	102,001
Credit lines		13,917	14,980	23,705
Commercial credit		11,319	13,152	21,229
Receivable on demand and other		10,774	13,070	11,172
Credit cards		12,194	10,179	8,074
Finance leases		7,816	8,127	8,141
Reverse repurchase agreements	37	3,118	4,827	4,760
Financial paper		1,005	1,166	1,982
Impaired assets	7.1.7	20,287	15,647	15,361
Total gross	7.1.	366,047	359,856	347,210
Valuation adjustments		(13,116)	(7,954)	(8,353)
Impairment losses	7.1.8	(14,484)	(9,410)	(9,396)
Accrued interests and fees		289	453	195
Hedging derivatives and others		1,079	1,003	848
Total net		352,931	351,900	338,857

As of December 31, 2012, 30% of “Loans and advances to customers” with maturity greater than one year have with fixed-interest rates and 70% with variable interest rates.

“Loans and advances to customers” includes financial lease arrangements provided by various entities in the Group for their customers to finance the purchase of assets, including movable and immovable property. The breakdown of the financial lease arrangements as of December 31, 2012, 2011 and 2010 is as follows:

	Millions of Euros
Financial Lease Arrangements	2012	2011	2010
Movable property	4,543	4,876	4,748
Real Estate	3,273	3,251	3,393
Fixed rate	64%	58%	42%
Floating rate	36%	42%	58%

The heading “Loans and receivables – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain mortgage loans that, as mentioned in Note 35 and pursuant to the Mortgage Market Act, are considered a suitable guarantee for the issue of long-term mortgage-covered bonds. This heading also includes some loans that have been securitized and not derecognized from the consolidated balance sheets (see Note 2.2.2). The amounts recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are as follows:

	Millions of Euros
Securitized Loans	2012	2011	2010
Securitized mortgage assets	20,077	33,164	31,884
Other securitized assets	5,647	7,004	10,563
Commercial and industrial loans	3,241	3,344	6,263
Finance leases	433	594	771
Loans to individuals	1,877	2,942	3,403
Rest	96	124	126
Total	25,724	40,168	42,447
Of which:

Liabilities associated to assets retained on the balance sheet (*)	6,490	7,510	8,846

(*)	These liabilities are recognized under “Financial liabilities at amortized cost - Debt securities” in the accompanying consolidated balance sheets (Note 23.3).

Other securitized loans were derecognized from the accompanying consolidated balance sheets, as the Group did not retain any attendant risks or benefits, as specified below:

	Millions of Euros
Derecognized Securitized Loans	2012	2011	2010
Securitized mortgage assets	30	7	24
Other securitized assets	102	128	176
Total	132	135	200

The balance of securitized mortgage assets derecognized from the balance sheet increased over the year 2012 due to the incorporation of Unnim.

13.3	Debt securities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Debt securities	Notes	2012	2011	2010
Government		2,375	2,128	2,040
Credit institutions		576	631	6
Other sectors		1,023	322	177
Total gross	7.1	3,974	3,081	2,223
Valuation adjustments	7.1.8	(17)	(12)	(10)
Total net		3,957	3,069	2,213

14.	Held-to-maturity investments

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Held-to-Maturity Investments 2012	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	6,469	2	(406)	6,065
Other domestic debt securities	809	2	(27)	784
Issued by credit institutions	250	2	(3)	249
Issued by other institutions	559	—	(24)	535
Subtotal	7,278	4	(433)	6,849
Foreign Debt Securities

Government and other government agency debt securities	2,741	121	—	2,862
Other debt securities	143	6	—	149
Subtotal	2,884	127	—	3,011
Total	10,162	131	(433)	9,860

	Millions of Euros
Held-to-Maturity Investments 2011	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	6,520	1	(461)	6,060
Other domestic debt securities	853	—	(65)	788
Issued by credit institutions	255	—	(11)	244
Issued by other issuedrs	598	—	(54)	544
Subtotal	7,373	1	(526)	6,848
Foreign Debt Securities

Government and other government agency debt securities	3,376	9	(236)	3,149
Other debt securities	206	3	(16)	193
Subtotal	3,582	12	(252)	3,342
Total	10,955	13	(778)	10,190

	Millions of Euros
Held-to-Maturity Investments 2010	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	6,611	2	(671)	5,942
Other domestic debt securities	892	—	(63)	829
Subtotal	7,503	2	(734)	6,771
Foreign Debt Securities

Government and other government agency debt securities	2,181	10	(20)	2,171
Other debt securities	262	6	(21)	247
Subtotal	2,443	16	(41)	2,418
Total	9,946	18	(775)	9,189

The foreign securities held by the Group as of December 31, 2012, 2011 and 2010 in the held-to-maturity investments portfolio correspond basically to European issuers.

As of December 31, 2012, after analyzing the unrealized losses, it was decided that they were temporary, as the interest payment dates of all the securities have been satisfied, and because there is no evidence that the issuer will not continue to comply with the payment obligations, nor that future payments of both principal and interests will not be sufficient to recover the cost of the debt securities.

The following is a summary of the gross changes in 2012, 2011 and 2010 under this heading in the accompanying consolidated balance sheets:

		Millions of Euros
Held-to-Maturity Investments Changes on the Period	Notes	2012	2011	2010
Balance at the beginning		10,956	9,947	5,438
Acquisitions		60	—	4,969
Reclassifications		—	1,817	—
Redemptions and others		(853)	(808)	(460)
Balance at the end		10,163	10,956	9,947
Impairment	7.1.8	(1)	(1)	(1)
Total		10,162	10,955	9,946

In the third quarter of 2011, some debt securities amounting to €1,817 million were reclassified from “Available-for-sale financial assets” to “Held-to-maturity investments”, as the intention of the Group had changed with respect to some of the sovereign debt securities due to the current market situation (see Note 7.1.5).

Information about the fair value and carrying amounts of these reclassified financial assets is given here:

	Millions of Euros
	As of Reclassification date (*)		As of December 31, 2012
Debt Securities reclassified to “Held to Maturity Investments”	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Italy sovereign debt	1,739	1,739	1,929	1,947
Greece sovereign debt (**)	56	56	—	—
Portugal sovereign debt	22	22	15	15
Total	1,817	1,817	1,944	1,962

(*)	The balance under the heading “Total Equity - Valuation adjustments” as of the date of reclassification stood at €157 million.
(**)	As of December 31, 2012, no Greek sovereign debt securities are held (see Note 7.1.5).

The following table presents the amount recognized in the 2012 BBVA Group Consolidated Income Statement from the valuation at amortized cost of the reclassified financial assets that remained on the consolidated balance sheet as of December 31, 2012, as well as the impact recognized on the income statement and under the heading “Total Equity - Valuation adjustments”, as of December 31, 2012, if the reclassification had not been performed.

	Millions of Euros
	Recognized in	Effect of not Reclassifying
Effect on Income Statement and Other Comprehensive Income	Income Statement	Income Statement	Equity “Valuation Adjustments”
Italy sovereign debt	(18)	—	18
Portugal sovereign debt	(2)	—	2
Total	(20)	—	20

As of December 31, 2012, the amount in “Total Equity - Valuation adjustments” pending amortization for the reclassified debt instruments is €55 million.

15.	Hedging derivatives (receivable and payable) and Fair-value changes of the hedged items in portfolio hedges of interest-rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Hedging derivatives and Fair value changes of the hedged items in portfolio hedges of interest rate risk	2012	2011	2010
ASSETS-
Fair value changes of the hedged items in portfolio hedges of interest rate risk	226	146	40
Hedging derivatives	4,894	4,552	3,563
LIABILITIES-
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—	(2)
Hedging derivatives	2,968	2,710	1,664

As of December 31, 2012, 2011 and 2010, the main positions hedged by the Group and the derivatives assigned to hedge those positions were:

•	Fair value hedging:

•	Available-for-sale fixed-interest debt securities: This risk is hedged using interest rate derivatives (fixed-variable swaps).

•	Long-term fixed-interest debt securities issued by the Group: This risk is hedged using interest rate derivatives (fixed-variable swaps).

•	Available-for-sale equity instruments: This risk is hedged using equity swaps.

•	Fixed-interest loans: This risk is hedged using interest rate derivatives (fixed-variable swaps).

•

Fixed-interest deposit portfolio hedges: This risk is hedged using fixed-variable swaps and interest-rate options. The valuation of the deposit hedges corresponding to interest-rate risk is recognized under the heading “Fair value changes of the hedged items in portfolio hedges of interest-rate risk.”

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

The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type 2012	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
Organized markets
Fair value hedge	—	—	(52)	—	(52)
Subtotal	—	—	(52)	—	(52)
OTC markets
Credit institutions
Fair value hedge	11	1,773	(50)	(1)	1,733
Of which: Macro hedge	—	(365)	—	—	(365)
Cash flow hedge	21	35	—	—	56

Net investment in a foreign operation hedge	2	—	—	—	2
Subtotal	34	1,808	(50)	(1)	1,791
Other financial Institutions
Fair value hedge	—	227	—	—	227
Of which: Macro hedge	—	(117)	—	—	(117)
Cash flow hedge	6	(13)	—	—	(7)

Net investment in a foreign operation hedge	—	—	—	—	—
Subtotal	6	214	—	—	220
Other sectors
Fair value hedge	(6)	(16)	(3)	—	(25)
Of which: Macro hedge	—	(14)	—	—	(14)
Cash flow hedge	—	(8)	—	—	(8)

Net investment in a foreign operation hedge	—	—	—	—	—
Subtotal	(6)	(24)	(3)	—	(33)
Total	34	1,998	(105)	(1)	1,926
Of which:
Asset Hedging Derivatives	49	4,818	27	—	4,894
Liability Hedging Derivatives	(16)	(2,820)	(131)	(1)	(2,968)

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type 2011	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
OTC markets
Credit institutions
Fair value hedge	—	1,679	27	3	1,709
Of which: Macro hedge	—	(331)	—	—	(331)
Cash flow hedge	(45)	89	—	—	44
Net investment in a foreign operation hedge	(2)	—	—	—	(2)
Subtotal	(47)	1,767	27	3	1,751
Other financial Institutions
Fair value hedge	—	93	—	—	93
Of which: Macro hedge	—	(41)	—	—	(41)
Cash flow hedge	(2)	—	—	—	(2)
Net investment in a foreign operation hedge	—	—	—	—	—
Subtotal	(2)	93	—	—	91
Other sectors
Fair value hedge	—	17	(1)	—	16
Of which: Macro hedge	—	(6)	—	—	(6)
Cash flow hedge	—	(16)	—	—	(16)
Net investment in a foreign operation hedge	—	—	—	—	—
Subtotal	—	1	(1)	—	—
Total	(49)	1,861	26	3	1,842
Of which:
Asset Hedging Derivatives	34	4,474	41	3	4,552
Liability Hedging Derivatives	(83)	(2,612)	(15)	—	(2,710)

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type 2010	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
OTC markets
Credit institutions
Fair value hedge	—	1,645	7	3	1,655
Of which: Macro hedge	—	(282)	—	—	(282)
Cash flow hedge	(4)	160	—	—	156

Net investment in a foreign operation hedge	3	(6)	—	—	(3)
Subtotal	(1)	1,799	7	3	1,808
Other financial Institutions
Fair value hedge	—	109	5	—	114
Of which: Macro hedge	—	(20)	—	—	(20)
Cash flow hedge	—	(1)	—	—	(1)

Net investment in a foreign operation hedge	—	—	—	—	—
Subtotal	—	108	5	—	113
Other sectors
Fair value hedge	—	(12)	—	—	(12)
Of which: Macro hedge	—	(2)	—	—	(2)
Cash flow hedge	—	(10)	—	—	(10)

Net investment in a foreign operation hedge	—	—	—	—	—
Subtotal	—	(22)	—	—	(22)
Total	(1)	1,885	12	3	1,899
Of which:
Asset Hedging Derivatives	14	3,486	60	3	3,563
Liability Hedging Derivatives	(15)	(1,601)	(48)	—	(1,664)

The cash flows forecasts for the coming years for cash flow hedging recognized on the accompanying consolidated balance sheet as of December 31, 2012 are:

	Millions of Euros
Cash Flows of Hedging Instruments	3 Months or Less	From 3 Months to 1 Year	From 1 to 5 Years	More than 5 Years	Total
Receivable cash inflows	33	103	472	1,124	1,732
Payable cash outflows	38	97	439	1,025	1,599

The above cash flows will have an impact on the consolidated income statements until 2055.

In 2012, there was no reclassification in the accompanying consolidated income statements of any amount corresponding to cash flow hedges that was previously recognized as equity. The amounts recognized previously in equity from cash flow hedges that were reclassified and included in the consolidated income statement, either under the heading “Gains or losses of financial assets and liabilities (net)” or under the heading “Exchange differences (net)” totaled €29 million in 2011 and -€34 million in 2010.

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test in 2012 stood at €167 million (see Note 44).

16.	Non-current assets held for sale and liabilities associated with non-current assets held for sale

The composition of the balance under the heading “Non-current assets held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

	Millions of Euros
Non-Current Assets Held-for-Sale and Liabilities Associated [Breakdown by type of Asset]	2012	2011	2010
Business sale agreement - Assets	1,536	—	—
Of which: discontinued operations	1,150	—	—
Other assets from:
Property, plants and equipment	168	195	252
Buildings for own use	125	130	188
Operating leases	43	65	64
Foreclosures and recoveries	3,062	2,191	1,513
Foreclosures	2,895	2,048	1,427
Recoveries from financial leases	167	143	86
Accrued amortization (*)	(47)	(60)	(79)
Impairment losses	(474)	(236)	(157)
Total Non-Current Assets Held-for-Sale	4,245	2,090	1,529

Business sale agreement - Liabilities (note 3)	387	—	—
Of which: discontinued operations	318	—	—
Liabilities associated with non-current assets held for sale	387	—	—

(*)	Until classified as non-current assets held for sale

The changes in the balances under this heading in 2012, 2011 and 2010 are as follows:

	Millions of Euros
	Real Estate
	Foreclosed Assets
Non-Current Assets Held-for-Sale Changes in the year 2012	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases	From Own Use Assets (*)	Other assets (**)	Total
Cost (1)
Balance at the beginning	2,048	178	100	—	2,325
Additions	1,044	61	99	—	1,204

Contributions from merger transactions	451	29	—	—	480
Retirements (sales and other decreases)	(614)	(66)	(107)	—	(787)
Other movements and exchange differences	(35)	(34)	30	1,536	1,497
Balance at the end	2,895	167	121	1,536	4,719

Impairment (2)
Balance at the beginning	187	32	17	—	236
Additions	499	19	5	—	523

Contributions from merger transactions	124	—	—	—	124
Retirements (sales and other decreases)	(98)	(14)	(2)	—	(114)
Other movements and exchange differences	(295)	5	(5)	—	(296)
Balance at the end	417	42	15	—	474
Balance at the end of Net carrying value (1)-(2)	2,478	125	106	1,536	4,245

(*)	Until classified as non-current assets held for sale
(**)	Business sale agreement (Note 3)

			Millions of Euros
	Foreclosed Assets
Non-Current Assets Held-for-Sale Changes in the year 2011	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases	From Own Use Assets (*)	Total
Cost (1)
Balance at the beginning	1,427	86	173	1,686
Additions	1,326	91	99	1,516
Contributions from merger transactions	17	3	—	19
Retirements (sales and other decreases)	(670)	(31)	(140)	(841)
Other movements and exchange differences	(53)	29	(32)	(55)
Balance at the end	2,048	178	100	2,325

Impairment (2)
Balance at the beginning	122	16	20	157
Additions	384	21	4	408
Retirements (sales and other decreases)	(90)	(5)	(1)	(97)
Other movements and exchange differences	(229)	—	(5)	(233)
Balance at the end	187	32	17	236
Balance at the end of Net carrying value (1)-(2)	1,861	146	83	2,090

(*)	Until classified as non-current assets held for sale

			Millions of Euros
	Foreclosed Assets
Non-Current Assets Held-for-Sale Changes in the year 2010	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases	From Own Use Assets (*)	Total
Cost (1)
Balance at the beginning	748	64	406	1,217
Additions	1,407	106	—	1,513
Contributions from merger transactions	—	—	—	—
Retirements (sales and other decreases)	(671)	(64)	(282)	(1,017)
Other movements and exchange differences	(56)	(19)	49	(27)
Balance at the end	1,427	86	173	1,686

Impairment (2)
Balance at the beginning	124	10	33	167
Additions	198	11	12	221
Retirements (sales and other decreases)	(32)	(3)	(9)	(44)
Other movements and exchange differences	(169)	(2)	(16)	(188)
Balance at the end	122	16	20	157
Balance at the end of Net carrying value (1)-(2)	1,306	70	153	1,529

(*)	Until classified as non-current assets held for sale

16.1	From tangible assets for own use

The main changes in the balance under the heading “Non-current assets held for sale – From: Property, plant and equipment - buildings for own use” took place in the years 2011 and 2010. These changes corresponded basically to the sales of properties in Spain in which the Bank simultaneously signed long-term operating leases with the buyers of the properties (10, 15, 20, 25 or 30 years, which were renewable under certain conditions).

The amount of the annual initial income from the properties under these operating leases reached €128 million, though this income is updated annually based on the conditions established in said contracts. In 2012, 2011 and 2010, the amounts registered in the accompanying consolidated income statements under this heading amounted to €147 million, €138 million and €113 million, respectively (see Note 46.2.).

In the aforementioned sales agreements, purchase options on behalf of the Bank were included upon the termination of the respective operating lease contracts; the exercise price of the option will be determined by an independent expert on a case-by-case basis. As a result, the Bank considered these sales as firm sales and registered the profits for this item under market conditions of €67 million and €273 million, under the headings “Gains (losses) in non-current assets held for sale not classified as discontinued operations” in the accompanying consolidated income statements for 2011 and 2010 (see Note 52).

The current value of the future minimum payments the Bank will incur in the effective period of the operating lease contracts, as of December 31, 2012, is €111 million in 1 year, €362 million between 2 and 5 years and €652 million in more than 5 years.

16.2	From foreclosures or recoveries

As of December 31, 2012, 2011 and 2010, the balance under the heading “Non-current assets held for sale - Foreclosures or recoveries” was made up of €2,254, €1,703 and €1,105 million of assets for residential use, €325, €290 and €214 million of assets for tertiary use (industrial, commercial or offices) and €23 million, €14 million and €10 million of assets for agricultural use, respectively.

As of December 31, 2012, 2011 and 2010, mean maturity of the assets through foreclosures or recoveries was 2 or 3 years.

In 2012, 2011 and 2010, some of the sales of these assets were financed by Group entities. The amount of the loans granted to the buyers of these assets in those years was €169 million, €163 million and €193 million, respectively, with a mean percentage financed of 93%, 93% and 90%, respectively, of the price of sale.

As of December 31, 2012, 2011 and 2010, the amount of gains from the sale of assets financed by Group entities (and, therefore, not recognized in the consolidated income statements) reached €28 million, €30 million and €32 million, respectively.

16.3	Assets and liabilities associated with discontinued operations
The breakdown of assets and liabilities associated with discontinued operations in 2012, 2011 and 2010 is shown below:

	Millions of Euros
Assets and liabilities associated with discontinued operations	2012	2011	2010
ASSETS:
Financial liabilities held for trading	31	21	15
Financial assets designated at fair value through profit or loss	644	555	577
Available-for-sale financial assets	20	18	8
Loans and receivables	173	135	182
Investments	—	9	9
Tangible assets and intangible assets	87	82	87
Tax assets	83	65	47
Other assets	113	40	35
TOTAL ASSETS	1,150	926	961
Of which: Afore Bancomer	355	257	245

LIABILITIES:
Financial liabilities at amortised cost	43	35	31
Provisions	41	38	35
Tax liabilities	178	113	118
Other liabilities	56	37	30
TOTAL LIABILITIES	318	223	215
Of which: Afore Bancomer	94	60	56

17.	Investments in entities accounted for using the equity method

The breakdown of the balances of “Investments in entities accounted for using the equity method” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	2012	2011	2010
Associate entities	6,469	5,567	4,247
Jointly controlled entities	326	276	300
Total	6,795	5,843	4,547

17.1	Associates

The following table shows the carrying amount of the most significant of the Group’s investments in associates:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	2012	2011	2010
Grupo CITIC	5,965	5,387	4,022
Metrovacesa (*)	317	—	—
Tubos Reunidos, S.A.	54	51	51
BBVA Elcano Empresarial II, S.C.R.R.S., S.A.	24	23	37
BBVA Elcano Empresarial, S.C.R.R.S., S.A.	24	23	37
Rest of associate	85	83	100
Total	6,469	5,567	4,247

(*)	As of December 31, 2011 and 2010 this stake was recorded in the line item “Available-for-sale financial assets- Equity instruments”.

Appendix III shows the details of the associates as of December 31, 2012.

The following is a summary of the gross changes in 2012, 2011 and 2010 under this heading in the accompanying consolidated balance sheets:

	Millions of Euros
Associates Entities. Changes in the Year Breakdown of Goodwill	2012	2011	2010
Balance at the beginning	5,567	4,247	2,614
Acquisitions and capital increases	10	425	1,210
Disposals	(16)	(20)	(9)
Transfers and others	908	915	432
Balance at the end	6,468	5,567	4,247
Of which:
Goodwill	1,683	1,700	1,574
CITIC Group	1,683	1,696	1,570
Rest	—	4	4

The changes in 2012 correspond mainly to CNCB earnings. The reclassification of the investment in Metrovacesa, S.A. from the heading “Available-for-sale financial assets” is also included in 2012.

The changes in 2011 in the line item “Acquisitions and capital increases” in the above table correspond to the capital increase made by the Group in CNCB to maintain its percentage stake, at a cost of €425 million. The changes in the entry “Transfers and other” correspond mainly to the CNCB earnings (see Note 41), together with the positive movements in exchange rates.

Agreement with the CITIC Group

The BBVA Group’s investment in the CITIC Group includes the investment in Citic International Financial Holdings Limited (CIFH) and China Citic Bank Corporation Limited (CNCB). As of December 31, 2012, BBVA had a 29.68% stake in CIFH and 15% in CNCB.

The BBVA Group has several agreements with the CITIC Group that are considered of strategic importance for both: for BBVA, because financial activity could be developed in continental China through this alliance and, for CNCB, because it allows CITIC to develop its international business. The BBVA Group has the status of “sole strategic investor” in CNCB.

17.2	Investments in jointly-controlled entities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Jointly Controlled Entities	2012	2011	2010
Corporación IBV Participaciones Empresariales S.A.	135	78	71
Occidental Hoteles Management, S.L.	67	68	88
Fideicomiso F/403853-5 BBVA Bancomer SºS ZIBAT	22	20	22
I+D Mexico, S.A.	15	16	22
Fideicomiso F/70413 Mirasierra	14	12	14
Fideicomiso F/402770-2 Alamar	11	10	11
Fideicomiso F/403112-6 Dos lagos	10	10	11
Altitude Software SGPS, S.A.	9	10	10
Las Pedrazas Golf, S.L.	2	7	10
Rest	41	45	41
Total	326	276	300
Of which
Goodwill	9	9	9

If the jointly-controlled entities accounted for using the equity method had been accounted for by the proportionate consolidation method, the effect on the Group’s main consolidated figures as of December 31, 2012, 2011 and 2010 would have been as follows:

	Millions of Euros
Jointly Controlled Entities. Effect on the Group’s main figures	2012	2011	2010
Assets	1,180	1,025	1,062
Liabilities	891	703	313

Details of the jointly-controlled entities accounted for using the equity method as of December 31, 2012 are shown in III.

17.3	Associates and jointly-controlled entities accounted for by the equity method

The following table provides relevant information of the balance sheets and income statements of associates and jointly-controlled entities accounted for using the equity method as of December 31, 2012, 2011 and 2010, respectively.

	Millions of Euros
Associates and Jointly Controlled Entities	2012 (*)		2011 (*)		2010 (*)
Financial Main figures (*)	Associates	Jointly Controlled Entities	Associates	Jointly Controlled Entities	Associates	Jointly Controlled Entities
Current Assets	37,424	116	28,789	249	19,979	279
Non-current Assets	22,817	957	18,598	694	17,911	780
Current Liabilities	49,036	313	39,326	152	32,314	179
Non-current Liabilities	11,205	760	8,061	790	5,576	879
Net sales	1,453	105	1,121	158	855	168
Operating Income	748	(32)	575	28	450	15
Profit	526	(44)	424	(5)	339	1

(*)	Dates of the company’s financial statements updated at the most recent available information.

Information applying the corresponding ownership and without the corresponding standardization and consolidation adjustments.

17.4	Notifications about acquisition of holdings

Appendix IV provides notifications on acquisitions and disposals of holdings in associates or jointly-controlled entities, in compliance with Article 155 of the Corporations Act and Article 53 of the Securities Market Act 24/1988.

17.5	Impairment

As described in Note 2.2.8, the cash-generating units to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and always if there is any indication of impairment. The valuation of the CITIC Group has been reviewed by independent experts (other than the Group’s accounts auditor) by applying different valuation methods on the basis of each asset and liability.

As of December 31, 2012, there is no impairment on the goodwill of jointly-controlled entities and associates recognized by the Group as of that date, except for the insignificant impairment estimated on the goodwill of the companies BBVA Elcano I and BBVA Elcano II, each for €2 million. No impairment losses on the goodwill of jointly-controlled entities and associates were recognized in 2011 and 2010.

18.	Insurance and reinsurance contracts

The Group operates insurance companies mainly in Spain and Latin America (principally in Mexico). The main product offered by our insurance subsidiaries is life insurance to cover the risk of death (risk insurance) and life-savings insurance. Within life and accident insurance, a distinction is made between freely sold products and those offered to customers who have taken mortgage or consumer loans, which cover the principal of those loans in the event of the customer’s death.

There are two types of saving products: individual insurance, which seeks to provide the customer with savings for retirement or other events, and group insurance, which is taken out by companies to cover their commitments to employees.

The most significant provisions registered by consolidated insurance entities with respect to insurance policies issued by them are set out by their nature in Note 24.

The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are actuarial and financial methods and modeling techniques approved by the country’s regulator or supervisor. Our most important insurance companies are located in Spain and Mexico (which together account for 90% of the insurance activity), where the modeling methods and techniques are reviewed by the insurance authorities in Spain (General Directorate of Insurance) and Mexico (National Insurance and Bonding Commission), respectively. The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are based on IFRS and primarily involve the valuation of the estimated future cash flows, discounted at the technical interest rate for each policy. To ensure this technical interest rate, asset-liability management is carried out, acquiring a portfolio of securities that generate the cash flows needed to cover the payment commitments assumed with our customers.

The table below shows the key assumptions used in the calculation of the mathematical reserves for insurance in Spain and Mexico, respectively:

	Mortality table		Average technical interest type
MATHEMATICAL RESERVES	Spain	Mexico	Spain	Mexico
Individual life insurance (1)	GKM80/GKM95/	Tables of the Comision Nacional De Seguros y Fianzas 2000-individual	1.9%	2.5%
Group insurance (2)	PERM/F2000NP	Tables of the Comision Nacional De Seguros y Fianzas 2000-grupo	1-6%	5.5%

(1)	Provides coverage in the case of one or more of the following: death and disability
(2)	Insurance policies purchased by companies (other than Group BBVA entities) on behalf of their employees

The table below shows the mathematical reserves (see Note 24) by type of product as of December 31, 2012:

Millions of Euros
Technical Reserves by type of insurance product	2012
Mathematical reserves	7,954
Individual life insurance (1)	4,777
Savings	3,993
Risk	781
Other	3
Group insurance (2)	3,177
Savings	3,086
Risk	91
Other	—
Provision for unpaid claims reported	553
Provisions for unexpired risks and other provisions	525
Total	9,032

(1)	provides coverage in the event of one or more of the following: death and disability
(2)	The insurance policies purchased by companies (other than BBVA Group) on behalf of its employees

The table below shows the contribution of each insurance product to the Group’s income net of expenses (see Note 45) in 2012:

Millions of Euros
Revenues by type of insurance product	2012
Life insurance	623
Individual	434
Savings	42
Risk	371
Other	21
Group insurance	188
Savings	11
Risk	177
Other	—
Non-Life insurance	375
Home insurance	147
Other non-life insurance products	228
Total	997

The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance entities. As of December 31, 2012, 2011 and 2010, the balance is €50 million, €26 million and €28 million, respectively.

19.	Tangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
	For Own Use
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2012	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles	Total tangible asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
Cost -
Balance at the beginning	3,740	353	6,152	10,244	1,911	1,199	13,355
Additions	90	264	458	811	48	226	1,086
Retirements	(42)	(19)	(111)	(172)	(41)	(31)	(245)
Acquisition of subsidiaries in the year	442	1	257	699	752	—	1,451
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	(56)	(93)	(22)	(171)	(36)	(603)	(810)
Exchange difference and other	73	7	191	271	(4)	(23)	244
Balance at the end	4,247	512	6,925	11,683	2,629	768	15,081

Accrued depreciation -
Balance at the beginning	1,037	—	4,248	5,285	49	353	5,687
Additions (Note 47)	107	—	457	565	22	0	587
Retirements	(10)	—	(92)	(102)	(3)	(31)	(136)
Acquisition of subsidiaries in the year	37	—	210	248	29	—	277
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	(17)	—	(26)	(43)	3	(232)	(273)
Exchange difference and other	24	—	140	164	(2)	147	309
Balance at the end	1,179	—	4,938	6,116	98	238	6,451

Impairment -
Balance at the beginning	43	—	12	54	272	11	338
Additions	0	—	0	1	87	—	88
Retirements	(3)	—	—	(3)	(108)	(1)	(112)
Acquisition of subsidiaries in the year	135	—	—	135	417	—	552
Exchange difference and other	6	—	1	7	(23)	(4)	(21)
Balance at the end	181	—	13	194	645	6	845
Net tangible assets -
Balance at the beginning	2,660	353	1,892	4,905	1,590	835	7,330
Balance at the end	2,888	512	1,974	5,373	1,887	525	7,785

	Millions of Euros
	For Own Use			Total Tangible Asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2011	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Cost -
Balance at the beginning	3,406	215	5,455	9,075	1,841	1,015	11,931
Additions	134	247	533	914	98	301	1,314
Retirements	(38)	(36)	(157)	(231)	(15)	(72)	(318)
Acquisition of subsidiaries in the year	187	3	176	367	14	97	477
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	59	(73)	(17)	(31)	—	(206)	(237)
Exchange difference and other	(8)	(3)	162	150	(26)	64	188
Balance at the end	3,740	353	6,152	10,244	1,911	1,199	13,355

Accrued depreciation -
Balance at the beginning	889	—	3,747	4,636	66	272	4,974
Additions (Note 47)	96	—	399	495	10	8	512
Retirements	(13)	—	(126)	(139)	(1)	(40)	(180)
Acquisition of subsidiaries in the year	31	—	128	159	—	13	172
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	3	—	(18)	(15)	—	(105)	(121)
Exchange difference and other	31	—	119	150	(27)	206	329
Balance at the end	1,037	—	4,248	5,285	49	353	5,687

Impairment -
Balance at the beginning	31	—	—	31	206	19	256
Additions	5	—	3	8	73	—	80
Retirements	(1)	—	(4)	(5)	(1)	(8)	(13)
Acquisition of subsidiaries in the year	8	—	—	8	1	—	9
Exchange difference and other	—	—	12	12	(7)	—	6
Balance at the end	43	—	12	54	272	11	338
Net tangible assets -
Balance at the beginning	2,486	215	1,708	4,408	1,569	724	6,701
Balance at the end	2,660	353	1,892	4,905	1,590	835	7,330

	Millions of Euros
	For Own Use			Total Tangible Asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2010	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Cost -
Balance at the beginning	2,734	435	5,599	8,768	1,803	989	11,560
Additions	194	179	357	730	66	245	1,041
Retirements	(49)	(45)	(156)	(250)	(8)	(2)	(260)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	387	(335)	(81)	(29)	32	(221)	(218)
Exchange difference and other	140	(19)	(264)	(144)	(52)	4	(192)
Balance at the end	3,406	215	5,455	9,075	1,841	1,015	11,931

Accrued depreciation -
Balance at the beginning	750	—	3,818	4,568	53	265	4,886
Additions (Note 47)	86	—	362	448	15	7	470
Retirements	(6)	—	(142)	(148)	(1)	(1)	(150)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	27	—	(47)	(20)	(1)	(110)	(131)
Exchange difference and other	32	—	(244)	(212)	—	111	(101)
Balance at the end	889	—	3,747	4,636	66	272	4,974

Impairment -
Balance at the beginning	15	—	4	19	116	32	167
Additions	8	—	1	9	83	—	92
Retirements	(2)	—	(5)	(7)	—	(14)	(21)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Exchange difference and other	10	—	—	10	7	1	18
Balance at the end	31	—	—	31	206	19	256
Net tangible assets -
Balance at the beginning	1,969	435	1,777	4,182	1,634	691	6,507
Balance at the end	2,486	215	1,708	4,408	1,569	724	6,701

As of December 31, 2012, 2011 and 2010, the fully depreciated tangible assets still in use amounted to €1,968 million, €1,572 million and €480 million, respectively.

The main activity of the Group is carried out through a network of bank branches located geographically as shown in the following table:

	Number of Branches
Bank Branches by Geographical Location	2012	2011	2010
Spain	3,518	3,016	3,024
Mexico	1,988	1,999	1,985
South America	1,644	1,567	1,456
The United States	707	746	752
Rest of the world (*)	121	129	144
Total	7,978	7,457	7,361

(*)	Garanti branches are not included

The increase in Spain in 2012 is due to the incorporation of Unnim. The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish or foreign entities as of December 31, 2012, 2011 and 2010:

	Millions of Euros
Tangible Assets by Spanish and Foreign Subsidiaries Net Assets Values	2012	2011	2010
Foreign subsidiaries	3,218	3,301	2,741
BBVA and Spanish subsidiaries	4,567	4,029	3,960
Total	7,785	7,330	6,701

The amount of tangible assets under financial lease schemes on which it is expected to exercise the purchase option was insignificant as of December 31, 2012, 2011 and 2010.

20.	Intangible assets

20.1	Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating units (CGU) that originated them, is as follows:

	Millions of Euros
‘Goodwill. Breakdown by CGU and Changes of the year 2012	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End
The United States	4,409	—	(85)	—	(4)	4,320
Turkey	1,262	—	48	—	(14)	1,296
Mexico	632	—	32	—	(1)	663
Colombia	240	—	19	—	—	259
Chile	188	—	11	—	(23)	176
Rest	66	—	—	(53)	—	13
Total	6,797	—	25	(53)	(42)	6,727

	Millions of Euros
Goodwill. Breakdown by CGU and Changes of the year 2011	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End
The United States	5,773	—	79	(1,444)	1	4,409
Turkey	—	1,384	(122)	—	—	1,262
Mexico	678	11	(57)	—	—	632
Colombia	236	—	4	—	—	240
Chile	202	—	(14)	—	—	188
Rest	60	7	—	—	—	67
Total	6,949	1,402	(110)	(1,444)	1	6,798

	Millions of Euros
Goodwill. Breakdown by CGU and Changes of the year 2010	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End
The United States	5,357	—	418	—	(2)	5,773
Mexico	593	—	85	—	—	678
Colombia	205	—	31	—	—	236
Chile	173	—	29	—	—	202
Rest	68	1	1	(13)	3	60
Total	6,396	1	564	(13)	1	6,949

United States

The Group’s most significant goodwill corresponds to the CGU in the United States.

The calculation of the impairment test uses the cash flow projections estimated by the Group’s Management, based on the latest budgets available for the next 5 years. As of December 31, 2012, the Group used a sustainable growth rate of 4.0% (4.0% and 4.2% as of December 31, 2011 and 2010, respectively) to extrapolate the cash flows in perpetuity starting on the fifth year (2017), based on the real GDP growth rate of the United States. The rate used to discount the cash flows is the cost of capital assigned to the CGU, and stood at 11.2% as of December 31, 2012 (11.4% and 11.2% as of December 31, 2011 and 2010, respectively), which consists of the free risk rate plus a risk premium.

Turkey

As stated in Note 3, in 2011 the Group acquired 25.01% of the share capital of the Turkish bank Garanti.

Shown below are details of the carrying amount of the consolidated assets and liabilities of the Garanti Group prior to its acquisition and the corresponding fair values, gross of tax, which have been estimated according to the IFRS-3 acquisition method to calculate the goodwill recognized as a result of this acquisition.

	Millions of Euros
Valuation and calculation of goodwill for the acquisition of 25.01% stake in Garanti	Carrying Amount	Fair Value
Acquisition cost (A)(*)		3,650
Cash	536	536
Loans and receivables	9,640	9,558
Financial assets	4,051	4,103
Tangible assets	176	243
Intangibles assets obtained from previous business combinations	4	0
Intangible assets identify at the date of the business combination (**)	—	528
Other assets	837	836
Financial liabilities	(12,466)	(12,474)
Other liabilities	(967)	(967)
Non-recognised contingent liabilities	—	—
Deferred tax	28	(83)
Total fair value of assets and liabilities acquiered (b)	1,840	2,280
Goodwill (A)-(B)		1,370

(*)	Cost of acquisition is the price paid net of the amount of fx hedges (268 million of euros), dividends declared (65 million of euros) and the value of the control premium (425 million of euros) that is included in the purchase agreement (see Note 3).
(**)	The amount of intangible assets identified at the time of purchase, mainly corresponds to the goodwill allocated to the mark and the “core deposits.”

The valuations of the goodwill of the CGUs in the United States and Turkey have been reviewed by independent experts (other than the Group’s accounts auditor) by applying different valuation methods on the basis of each asset and liability. The valuation methods used are: The method for calculating the discounted value of future cash flows, the market transaction method and the cost method.

Impairment tests

As described in Note 2.2.8, the cash-generating units to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and always if there is any indication of impairment.

As of December 31, 2012, no signs of significant impairment have been detected in any of the main cash-generating units, except for insignificant impairment, estimated at €49 million, in the retail businesses in Europe and €4 million in the wholesale businesses in Europe. These amounts have been registered under the heading “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the consolidated income statement for 2012 (see Note 50).

In previous years, the Group performed the necessary goodwill impairment tests with the following results:

•

As of December 31, 2011, impairment losses of €1,444 million have been estimated in the United States cash-generating unit which have been recognized under the heading “Impairment losses on other assets (net) - Goodwill and other intangible assets” in the accompanying consolidated income statement for 2011 (see Note 50). This loss has been attributed to a lower forecast of the benefits expected from this CGU in relation to those anticipated initially due to the fact that:

•

The economic recovery in the United States has been slower than expected and demand for loans has been lower than forecast; together with the low interest rate prediction, this has implied a slowdown in net interest income growth below the initial expectations; and

•

Growing regulatory pressure, with the implementation of new regulations, could imply lower-than-expected fee income, basically for cards, while operating costs could rise with respect to the expectations.

Both the CGU’s fair values in the United States and the fair values assigned to its assets and liabilities had been based on the estimates and assumptions that the Group’s Management has deemed most likely given the circumstances. However, some changes to the valuation assumptions used could result in differences in the impairment test result.

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

•

As of December 31, 2010, there were no indications of impairment in the goodwill recognized by the Group as of that date, except for the insignificant impairment estimated on the goodwill of investments in Rentrucks, Alquiler y Servicios de Transportes, S.A. and in BBVA Finanzia SpA (for €9 million and €4 million, respectively).

Negative goodwill

As stated in Note 3, in 2012 the Group acquired 100% of the share capital of the Unnim bank.

Shown below are details of the carrying amount of the consolidated assets and liabilities of Unnim prior to its acquisition and the corresponding fair values, gross of tax, which have been estimated provisionally according to the IFRS-3 acquisition method to calculate the goodwill recognized as a result of this acquisition.

	Millions of euros
Valuation and calculation of badwill for the acquisition of 100% stake in Unnim	Carrying Amount	Fair Value
Acquisition cost * (a)		—
Cash	184	184
Loans and receivables	18,747	19,117
Of which: Asset Protection Schemes (EPA)	—	1,841
Financial assets	4,801	4,569
Hedging derivates	571	571
Non-current assets held for sale	707	457
Investments in entities accounted for Using the equity method	206	90
Tangible assets	1,090	752
Of which: Real Estate	1,045	708
Intangibles assets obtained from previous business combinations	7	—
Intangible assets identify at the date of the business combination	—	169
Other assets	1,200	658
Financial liabilities	(27,558)	(26,089)
Provisions	(237)	(739)
Other liabilities	(91)	(91)
Deferred tax	932	762
Total fair value of assets and liabilities acquiered (b)	559	410
Non controlling Interest Unnim Group** (c )	(34)	(34)
Badwill (A)-(B)-(C )		(376)

(*)	Acquisition cost: BBVA paid the symbolical amount of 1 euro for the acquisition of Unnim (see Note 3).
(**)	Non-controlling interests that Unnim Group maintained at July 27, 2012 previous to the integration.

Because the resulting goodwill is negative, it has been recognized in the accompanying consolidated income statement for 2012 under the heading “Negative goodwill” (see Note 2.2.7).

The calculation of this amount is subject to change, since the estimate of all the fair values is being reviewed and, according to IFRS-3, they may be modified during a period of one year from the acquisition date (July 2012). However, the Group does not expect any significant changes in this amount.

The valuations are being reviewed by independent experts (other than the Group’s accounts auditor) by applying different valuation methods on the basis of each asset and liability. The valuation methods used are: The method for calculating the discounted value of future cash flows, the market transaction method and the cost method.

20.2	Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
Other Intangible Assets	2012	2011	2010
Computer software acquisition expenses	1,430	1,138	749
Other deferred charges	34	34	28
Other intangible assets	726	708	282
Impairment	(5)	(1)	(1)
Total	2,185	1,879	1,058

		Millions of Euros
Other Intangible Assets. Changes Over the Period	Notes	2012	2011	2010
Balance at the beginning		1,879	1,058	852
Additions		780	1,201	458
Amortization in the year	47	(431)	(334)	(291)
Exchange differences and other		(43)	(46)	39
Impairment	50	—	—	—
Balance at the end		2,185	1,879	1,058

As of December 31, 2012, 2011 and 2010, the fully amortized intangible assets still in use amounted to €314 million, €224 million and €294 million, respectively.

21.	Tax assets and liabilities

21.1	Consolidated tax group

Pursuant to current legislation, the BBVA Consolidated Tax Group includes the Bank as the parent company and, as subsidiaries, the Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated profit of corporate groups.

The Group’s other banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

21.2	Years open for review by the tax authorities

The years open to review in the BBVA Consolidated Tax Group as of December 31, 2012 are 2007 and following for the main taxes applicable.

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

In view of the varying interpretations that can be made of some applicable tax legislation, the outcome of the tax inspections of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be objectively quantified at the present time. However, the Banks’ Board of Directors and its tax advisers consider that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise therefore would not materially affect the Group’s accompanying consolidated financial statements.

Reconciliation

The reconciliation of the Group’s corporate tax expense resulting from the application of the standard tax rate and the expense registered by this tax in the accompanying consolidated income statements is as follows:

	Millions of Euros
	2012		2011		2010
Reconciliation of Taxation at the Spanish Corporation Tax Rate to the Tax Expense Recorded for the Period	Amount	Effective Tax %	Amount	Effective Tax %	Amount	Effective Tax %
Consolidated profit before tax	2,188		3,770		6,422
From continuing operations	1,659		3,446		6,059
From discontinued operations	529		324		363

Taxation at Spanish corporation tax rate (30%)	656		1,131		1,927

Lower effective tax rate from our foreign entities (*)	(314)		(311)		(242)
Mexico	(133)	24.60%	(131)	24.17%	(118)	24.76%
Chile	(54)	17.77%	(49)	16.75%	(64)	10.90%
Venezuela	(109)	13.23%	(71)	11.75%	(25)	20.59%
Turkey	(41)	19.10%	(23)	19.65%	—	—
Colombia	(16)	26.60%	(17)	24.94%	(18)	23.77%
Peru	(18)	26.64%	(16)	16.25%	(4)	29.01%
Others	57		(4)		(13)
Decrease of tax expense (Amortization of certain goodwill)	(146)		(188)		—
Revenues with lower tax rate (dividends)	(85)		(151)		(128)
Equity accounted earnings	(221)		(180)		(100)
Other effects	(30)		(16)		(30)
Current income tax	(140)		285		1,427
Of which:
Continuing operations	(275)		206		1,345
Discontinued operations	135		79		82

(*)	Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.

The effective tax rate for the Group in 2012, 2011 and 2010 is as follows:

	Millions of Euros
Effective Tax Rate	2012	2011	2010
Income from:
Consolidated Tax Group	(4,286)	487	2,398
Other Spanish Entities	589	2	(70)
Foreign Entities	5,886	3,281	4,094
Total	2,188	3,770	6,422
Income tax and other taxes	(140)	285	1,427
Effective Tax Rate	(6.38)%	7.55%	22.22%

21.3	Tax recognized in equity

In addition to the income tax recognized in the accompanying consolidated income statements, the Group has recognized the following tax charges for these items in the consolidated equity:

	Millions of Euros
Tax Recognized in Total Equity	2012	2011	2010
Charges to total equity
Debt securities	—	—	—
Equity instruments	(19)	(75)	(354)
Subtotal	(19)	(75)	(354)
Credits to total equity (*)
Equity instruments	—	—	—
Debt securities and others	192	234	192
Subtotal	192	234	192
Total	173	159	(162)

(*)	Tax asset credit to total equity due primarily to financial instruments losses.

21.4	Deferred taxes

The balance under the heading “Tax assets” in the accompanying consolidated balance sheets includes the tax receivables relating to deferred tax assets. The balance under the “Tax liabilities” heading includes the liabilities relating to the Group’s various deferred tax liabilities. The details of the most important tax assets and liabilities are as follows:

	Millions of Euros
Tax Assets and Liabilities	2012	2011	2010
Tax assets-
Current	1,958	1,509	1,113
Deferred	9,871	6,332	5,536
Pensions	1,228	1,317	1,392
Portfolio	1,857	2,143	1,546
Other assets	277	257	234
Impairment losses	2,891	1,673	1,648
Other	1,212	636	699
Tax losses	2,406	306	17
Total	11,829	7,841	6,649
Tax Liabilities-
Current	1,194	772	604
Deferred	2,883	1,558	1,591
Portfolio	1,109	1,008	1,280
Charge for income tax and other taxes	1,774	549	311
Total	4,077	2,330	2,195

As of December 31, 2012, 2011 and 2010, the estimated balance of temporary differences in connection with investments in subsidiaries, branches and associates and investments in jointly controlled entities, for which no deferred tax liabilities have been recognized in the accompanying consolidated balance sheets, stood at €267 million, €527 million and €503 million, respectively.

22.	Other assets and liabilities

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other Assets and Liabilities	2012	2011	2010
ASSETS-
Inventories	4,223	3,994	2,788
Real estate companies	4,059	3,813	2,729
Of which: Unnim Group	671	—	—
Others	164	181	59
Transactions in transit	886	86	26
Accruals	697	609	538
Unaccrued prepaid expenses	509	443	402
Other prepayments and accrued income	188	166	136
Other items	1,923	1,801	1,175
Total	7,729	6,490	4,527
LIABILITIES-
Transactions in transit	445	44	58
Accruals	2,356	2,252	2,162
Unpaid accrued expenses	1,688	1,529	1,516
Other accrued expenses and deferred income	668	723	646
Other items	1,860	1,964	847
Total	4,661	4,260	3,067

The heading “Inventories” includes the net carrying amount of real estate assets acquired that the Group’s real estate companies hold for sale or for their business. The amounts under this heading mainly include real estate assets acquired by these companies from distressed customers (mainly in Spain, see Appendix XI), net of their corresponding impairment provisions and, to a lesser extent, real estate assets acquired by these companies from customers whose loans were not impaired since they were less than 90 days past due or in respect of which there was no objective evidence of impairment as a result of a loss event under paragraph 59 of IAS 39 upon receipt of the relevant real estate assets.

	Millions of Euros
	2012	2011	2010
Gross value
Balance at the beginning	5,047	3,224	2,010
Acquisitions	1,495	1,985	1,391
Disposals	(382)	(213)	(266)
Others	57	51	89
Balance at the end	6,217	5,047	3,224

Accumulated impairment losses	(3,266)	(1,731)	(1,040)

Carrying amount	2,951	3,316	2,184

23.	Financial liabilities at amortized cost

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Financial Liabilities at Amortized Cost	Notes	2012	2011	2010
Deposits from Central Banks	9	46,790	33,147	11,010
Deposits from Credit Entities	23.1	59,722	59,356	57,170
Customer deposits	23.2	292,716	282,173	275,789
Debt certificates	23.3	87,212	81,930	85,179
Subordinated liabilities	23.4	11,831	15,419	17,420
Other financial liabilities	23.5	8,216	7,879	6,596
Total		506,487	479,904	453,164

23.1	Deposits from credit institutions

The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

		Millions of Euros
Deposits from Credit Institutions	Notes	2012	2011	2010
Reciprocal accounts		280	298	140
Deposits with agreed maturity		32,684	32,859	38,265
Demand deposits		3,530	2,095	1,530
Other accounts		206	343	696
Repurchase agreements	37	22,759	23,452	16,314
Subtotal		59,459	59,047	56,945
Accrued interest until expiration		263	309	225
Total		59,722	59,356	57,170

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets, disregarding interest accrued pending maturity, is as follows:

	Millions of Euros
Deposits from Credit Institutions 2012	Demand Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	2,078	8,412	1,157	11,647
Rest of Europe	373	14,002	8,043	22,418
Mexico	220	1,674	12,967	14,861
South America	477	3,455	376	4,308
The United States	630	4,916	216	5,762
Rest of the world	33	431	—	464
Total	3,811	32,890	22,759	59,459

	Millions of Euros
Deposits from Credit Institutions 2011	Demand Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	472	8,364	394	9,230
Rest of Europe	399	14,652	12,496	27,547
Mexico	359	1,430	9,531	11,320
South America	251	2,863	478	3,593
The United States	799	4,965	553	6,318
Rest of the world	112	928	—	1,040
Total	2,393	33,202	23,453	59,047

	Millions of Euros
Deposits from Credit Institutions 2010	Demand Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	961	7,566	340	8,867
Rest of Europe	151	16,160	6,315	22,626
Mexico	161	3,060	8,645	11,866
South Amércia	195	2,349	349	2,892
The United States	147	6,028	665	6,840
Rest of the world	56	3,799	—	3,855
Total	1,671	38,961	16,314	56,945

23.2	Customer deposits

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

		Millions of Euros
Customer Deposits	Notes	2012	2011	2010
Government and other government agencies		32,515	40,602	30,983
Spanish		5,185	4,269	4,484
Foreign		10,687	12,289	13,563
Repurchase agreements	37	16,607	24,016	12,920
Valuation adjustment		36	28	16
Other resident sectors		119,362	108,217	116,218
Current accounts		28,654	28,212	18,705
Savings accounts		19,554	16,003	24,521
Fixed-term deposits		61,973	49,105	49,160
Repurchase agreements	37	8,443	14,154	23,197
Other accounts		53	35	46
Valuation adjustment		685	708	589
Non-resident sectors		140,839	133,355	128,590
Current accounts		54,031	45,742	39,567
Savings accounts		35,970	30,860	26,435
Fixed-term deposits		46,174	49,770	56,752
Repurchase agreements	37	4,003	6,317	5,370
Other accounts		236	210	122
Valuation adjustment		425	456	344
Total		292,716	282,173	275,789
Of which:
In euros		150,093	152,375	151,806
In foreign currency		142,623	129,799	123,983
Of which:
Deposits from other creditors without accrued interest		291,867	281,364	275,055
Accrued interests		849	809	734

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument and geographical area, disregarding valuation adjustments, is as follows:

	Millions of Euros
Customer Deposits 2012	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	32,665	19,729	63,025	21,594	137,013
Rest of Europe	3,499	1,441	13,228	4,639	22,807
Mexico	19,029	7,990	8,187	2,061	37,267
South Amercia	22,381	14,423	17,207	759	54,770
The United States	15,416	13,947	9,626	—	38,989
Rest of the world	218	62	445	—	725
Total	93,208	57,592	111,718	29,053	291,570

	Millions of Euros
Customer Deposits 2011	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	31,264	16,160	39,334	38,170	124,928
Rest of Europe	4,602	1,310	29,569	1,656	37,137
Mexico	16,987	6,804	8,123	4,479	36,393
South Amercia	16,247	11,429	15,541	182	43,399
The United States	14,845	12,768	9,586	—	37,199
Rest of the world	245	234	1,446	—	1,925
Total	84,190	48,705	103,599	44,487	280,981

	Millions of Euros
Customer Deposits 2010	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	21,867	24,707	50,341	36,117	133,032
Rest of Europe	3,786	482	18,243	1,609	24,120
Mexico	16,646	7,079	9,582	3,629	36,936
South Amercia	12,141	8,765	14,040	132	35,078
The United States	13,991	11,363	17,141	—	42,495
Rest of the world	357	201	2,621	—	3,179
Total	68,788	52,597	111,968	41,487	274,840

23.3	Debt certificates (including bonds)

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Certificates	2012	2011	2010
Promissory notes and bills	11,183	7,501	13,215
Bonds and debentures	76,028	74,429	71,964
Total	87,212	81,930	85,180

The breakdown of the most significant outstanding issuances of debt instruments issued by the consolidated companies as of December 31, 2012, 2011 and 2010 is shown in Appendix VII.

The changes in the balances under this heading, together with the Subordinated Liabilities for 2012, 2011 and 2010 are included in Note 58.4.

23.3.1	Promissory notes and bills

The breakdown of the balance under this heading, by currency, is as follows:

	Millions of Euros
Promissory notes and bills	2012	2011	2010
In euros	10,346	6,672	7,672
In other currencies	838	829	5,543
Total	11,183	7,501	13,215

These promissory notes were issued mainly by Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Banco de Financiación, S.A.

23.3.2	Bonds and debentures issued

The breakdown of the balance under this heading, by financial instrument and currency, is as follows:

	Millions of Euros
Bonds and debentures issued	2012	2011	2010
In Euros -	63,472	64,181	62,811
Non-convertible bonds and debentures at floating interest rates	3,142	6,539	9,771
Non-convertible bonds and debentures at fixed interest rates	14,429	13,199	10,804
Covered bonds	35,765	33,842	30,864
Hybrid financial instruments	248	288	373
Securitization bonds made by the Group	5,599	6,755	8,047
Accrued interest and others (*)	4,288	3,557	2,952
In Foreign Currency -	12,556	10,248	9,152
Non-convertible bonds and debentures at floating interest rates	2,175	2,370	4,033
Non-convertible bonds and debentures at fixed interest rates	7,652	5,386	2,871
Covered bonds	225	289	315
Hybrid financial instruments	1,550	1,397	1,119
Other securities associated to financial activities	—	—	—
Securitization bonds made by the Group	891	755	799
Other securities (*)	—	—	—
Accrued interest and others (**)	63	51	15
Total	76,028	74,428	71,964

(*)	Hedging operations and issuance costs.

Most of the foreign-currency issuances are denominated in US dollars.

The issues of bonds and debentures by BBVA Senior Finance, S.A.U., BBVA U.S. Senior, S.A.U. and BBVA Global Finance, Ltd. are guaranteed jointly, severally and irrevocably by the Bank.

The following table shows the weighted average interest rates of fixed and floating rate bonds and debentures issued in euros and foreign currencies in effect in 2012, 2011 and 2010:

	2012		2011		2010
Interests Rates of Promissory Notes and Bills Issued	Euros	Foreign Currency	Euros	Foreign Currency	Euros	Foreign Currency
Fixed rate	3.89%	5.92%	3.81%	5.13%	3.75%	5.31%
Floating rate	3.78%	4.25%	2.38%	4.88%	1.30%	3.00%

The change in the balance under this heading of the consolidated balance sheet for 2012 is basically due to the following transactions:

•	Repurchase of securitization bonds in June 2012

On June 20, 2012, BBVA invited all securitization bond holders of specific issues to tender their bonds for purchase. The term for presenting the tenders ended on June 27, 2012.

After the deadline, in accordance with the terms established by the Tender Offer Memorandum, BBVA accepted the purchase of securitization bonds for a total nominal amount of €638,221,693.07. The purchase was carried out through an unmodified Dutch auction procedure. No pro-rata factor was applied to the bonds subject to the repurchase by BBVA.

The settlement of the securitization bond purchase generated gross capital gains of around €250 million, which have been registered under the heading “Gains/losses on financial assets and liabilities (net)” (Note 44) in the consolidated income statement for 2012.

This transaction was carried out in order to improve the management of liabilities and strengthen the BBVA Group’s balance sheet, as well as to offer liquidity to the holders of securitization bonds.

23.4	Subordinated liabilities

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

	Notes	Millions of Euros
Subordinated Liabilities		2012	2011	2010
Subordinated debt		9,275	12,781	11,569
Preferred Stock		1,847	1,760	5,202
Subtotal		11,122	14,541	16,771
Valuation adjustments and other concepts (*)		709	878	649
Total	23	11,831	15,419	17,420

(*)	Includes accrued interest payable and corrections valuation of hedging derivatives.

Of the above, the issuances of BBVA International, Ltd., BBVA Capital Finance, S.A.U., BBVA International Preferred, S.A.U., BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, Ltd. are jointly, severally and irrevocably guaranteed by the Bank.

Subordinated debt

These issuances are non-convertible subordinated debt and accordingly, for debt seniority purposes, they rank behind ordinary debt, but ahead of the Bank’s shareholders, without prejudice to any different seniority that may exist between the different types of subordinated debt instruments according to the terms and conditions of each issue. The breakdown of this heading in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate is shown in Appendix VII. The variations in the balance are mainly the result of the following transactions:

•	Repurchase of subordinated bonds in November 2012

On October 11, 2012, BBVA invited all subordinated bond holders of specific Spanish and international issues to tender their bonds for purchase. Within the Spanish subordinated bonds there were two series for which acceptance of the purchase offers by BBVA depended on prior approval by the bondholder syndicates of the possibility of BBVA buying those bonds. The term for presenting the tenders ended on October 26, 2012.

After the deadline, in accordance with the terms established in the Tender Offer Memorandum, BBVA decided to present tenders for the subordinated bonds with consent and, following approval by the bondholder syndicates, accept the purchase of subordinated bonds with consent for a total nominal amount of approximately €410 million. Moreover, in accordance with the terms established in the Tender Offer Memorandum for the subordinated bonds without consent, BBVA agreed to buy subordinated bonds without consent for a total nominal amount of approximately €692 million. The purchase of both subordinated bonds with consent and subordinated bonds without consent was completed through an unmodified Dutch auction procedure and no pro-rata factor was applied to the bonds repurchased by BBVA.

The settlement of both subordinated bond purchases generated gross capital gains of around €192 million, which have been registered under the heading “Gains/losses on financial assets and liabilities (net)” (Note 44) in the consolidated income statement for 2012.

•	Conversion of subordinated bond issues

At its meeting on November 22, 2011, in virtue of the authorization conferred under Point Six of the Agenda of the Bank’s Annual General Meeting of Shareholders held on March 14, 2008, the Board of Directors of BBVA agreed to issue convertible bonds in December 2011 (the “Issue” or “Convertible Bonds-December 2011” or the “Bonds”) for a maximum amount of €3,475 million, excluding a preemptive subscription right.

This issue was aimed exclusively at holders of preferred securities issued by BBVA Capital Finance, S.A. Unipersonal (series A, B, C and D) or BBVA International Limited (series F), all guaranteed by BBVA, S.A., who accepted BBVA’s purchase offer for these preferred securities.

Thus, those who accepted the purchase offer made by BBVA made an unconditional and irrevocable undertaking to subscribe a nominal amount of Convertible Bonds-December 2011 equivalent to 100% of the total nominal or cash amount for the preferred securities they owned and that would be acquired by BBVA.

On December 30, 2011, after the period envisaged in this respect, orders were received for the subscription of 34,300,002 Convertible Bonds with a nominal value of €100 each, giving a total of €3,430 million, compared with the initially planned €3,475 million. This means that holders of 98.71% of the preferred securities to be repurchased accepted the repurchase offer made by BBVA. The Convertible Bonds were recognized as financial liabilities since the number of Bank shares to be delivered can vary.

The terms and conditions of the Convertible Bonds established a voluntary conversion at the option of the holders on March 30, 2012. Following this date, orders were received for the voluntary conversion of a total of €955 million, corresponding to 9,547,559 Convertible Bonds, or 27.84% of the original amount of the issue of Convertible Bonds-December 2011. To meet the bond conversion, 157,875,375 new ordinary BBVA shares were issued at a par value of €0.49 each (see Note 27).

Also, in accordance with the terms and conditions of the Convertible Bonds, on June 30, 2012 a mandatory conversion of the 50% of the nominal value of the issue took place through the reduction of the nominal value of each and every one of the Convertible Bonds outstanding on that date, whose value then fell from a nominal €100 to €50. A total of 238,682,213 new ordinary BBVA shares were issued at a par value of €0.49 each to pay for this conversion (see Note 27).

As of December 31, 2012, the nominal amount of outstanding Convertible Bonds is €1,238 million.

Without prejudice to the capacity of the issuer to convert Convertible Bonds on any payment date, the terms and conditions of the issue lay down that on June 30, 2013, the maturity date of the issue, the Convertible Bonds outstanding on that date will be subject to mandatory conversion.

Preferred securities

The breakdown by issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Preferred Securities by Issuer	2012	2011	2010
BBVA International Preferred, S.A.U. (*)	1,695	1,696	1,671
Unnim Group (**)	95	—	—
BBVA Capital Finance, S.A.U. (***)	32	36	2,975
Phoenix Loan Holdings, Inc.	16	19	19
BBVA International, Ltd. (***)	9	9	500
Banco Provincial, S.A.	—	—	36
Total	1,847	1,760	5,202

(1)	Traded on the Spanish AIAF market,
(2)	Traded on the London Stock Exchange and New York Stock Exchange
(*)	Issues traded on the AIAF market in Spain. As of December 31, 2012, the outstanding balances of these issues correspond to the holders of preferred securities who in December 2011 did not take part in the exchange of those preferred security issues for subordinated bonds, as mentioned in the above section.
(**)	Unnim Group: Issues prior to the acquisition by BBVA. The outstanding balance of these issues after the exchange of certain issues of preferred securities for BBVA shares is shown as of December 31, 2012.
(***)	Listed on the London and New York stock markets.

These issues were fully subscribed by third parties outside the Group and are wholly or partially redeemable at the issuer company’s option after five or ten years from the issue date, depending on the terms of each issue and with prior consent from the Bank of Spain.

The breakdown of the issues of preferred securities in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate of the issues, is disclosed in Appendix VII.

23.5	Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other financial liabilities	2012	2011	2010
Creditors for other financial liabilities	2,288	2,223	2,295
Collection accounts	2,343	2,239	2,068
Creditors for other payment obligations	3,040	2,927	1,829
Dividend payable but pending payment (Note 4)	545	490	404
Total	8,216	7,879	6,596

As of December 31, 2012, 2011 and 2010, the “Interim dividend pending payment” from the table above corresponds to the interim dividend against 2012, 2011 and 2010 earnings, paid in January of the following years (see Note 4).

24.	Liabilities under insurance contracts

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Liabilities under Insurance Contracts Technical Reserve and Provisions	2012	2011	2010
Mathematical reserves	7,954	6,514	6,766
Provision for unpaid claims reported	553	741	759
Provisions for unexpired risks and other provisions	525	482	509
Total	9,032	7,737	8,034

The maturities of those liabilities under insurance contracts are shown below:

	Millions of Euros
Maturity	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Liabilities under insurance contracts	1,403	1,268	924	5,437	9,032

25.	Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

	Millions of Euros
Provisions. Breakdown by concepts	2012	2011	2010
Provisions for pensions and similar obligations	5,796	5,577	5,980
Provisions for taxes and other legal contingencies	408	350	304
Provisions for contingent risks and commitments	341	291	264
Other provisions (*)	1,382	1,343	1,774
Total	7,927	7,561	8,322

(*)	Provisions or contingencies that individually are not significant.

The changes in the heading “Provisions for contingent risks and commitments” in the accompanying consolidated balance sheets are presented in Note 7.1.8, together with the changes in impairment losses.

The changes in 2012, 2011 and 2010 in the balances under this heading in the accompanying consolidated balance sheets are as follows:

	Notes	Millions of Euros
Provisions for Pensions and Similar Obligations. Changes Over the Period		2012	2011	2009
Balance at the beginning		5,557	5,980	6,246
Add -
Charges to income for the year		686	613	606
Interest expenses and similar charges	39.2	257	259	259
Personnel expenses	46.1	56	51	37
Provision expenses		373	303	310
Charges to equity (*)	26.2	321	9	64
Transfers and other changes		51	(8)	16
Less -
Payments		(814)	(794)	(815)
Amount used and other changes		(5)	(223)	(137)
Balance at the end		5,796	5,577	5,980

(*)	Correspond to actuarial losses (gains) arising from certain defined-benefit post-employment pension commitments and welfare benefits recognized in “Equity” (see Note 2.2.12).

	Millions of Euros
Provisions for Taxes, Legal Contingents and Other Provisions. Changes Over the Period	2012	2011	2010
Balance at beginning	1,693	2,078	2,070
Add -
Charge to income for the year	249	235	145
Acquisition of subsidiaries	678	61	—
Transfers and other changes	—	—	41
Less -
Available funds	(105)	(84)	(90)
Payments and other variations	(720)	(597)	(88)
Disposal of subsidiaries	(6)	—	—
Balance at the end	1,789	1,693	2,078

Ongoing legal proceedings and litigation

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

26.	Pensions and other post-employment commitments

As stated in Note 2.2.12, the Group has both defined-benefit and defined-contribution post-employment commitments with employees; the latter are gradually increasing mainly because it is the scheme being applied to new hires and because pre-existing defined-benefit commitments have been mostly closed.

26.1	Defined-contribution commitments

The defined-contribution commitments are settled through contributions made by the Group annually on behalf of its beneficiaries, who are, almost exclusively, active employees in the Group. These contributions are accrued and charged to the consolidated income statement in the corresponding financial year (see Note 2.2.12). No liability is therefore recognized in the accompanying consolidated balance sheets for this purpose.

The amounts registered in the accompanying consolidated income statements for contributions to these plans in 2012, 2011 and 2010 are €85 million, €80 million and €84 million, respectively (see Note 46.1).

26.2	Defined-benefit plans and other long-term commitments

Pension commitments in defined-benefit plans correspond mainly to employees who have retired or taken early retirement from the Group and to certain groups of employees still active in the Group in the case of pension benefits, and to most active employees in the case of permanent disability and death benefits.
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

	Millions of Euros
Commitments and Plan Assets in Defined-Benefit Plans and Other Post-Employment Commitments	2012	2011	2010	2009	2008
Pension and post-employment benefits	8,224	7,680	8,082	7,996	7,987
Assets and insurance contracts coverage	2,430	2,122	2,102	1,750	1,628
Net assets	(2)	(19)	—	—	—
Net liabilities (*)	5,796	5,577	5,980	6,246	6,359

(*)	Registered under the heading “Provisions - Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets

This information is presented below in greater detail, broken down by beneficiaries from Group companies in Spain and other beneficiaries, for 2012, 2011 and 2010.

	Millions of Euros
	Commitments in Spain			Commitments Abroad			Total BBVA Group
Pensions and Early-Retirement Commitments and Welfare Benefits: Spain and Abroad	2012	2011	2010	2012	2011	2010	2012	2011	2010
Post-employment benefits
Pension commitments	3,029	2,773	2,857	1,232	1,026	1,122	4,261	3,799	3,979
Early retirements	2,758	2,904	3,106	—	—	—	2,758	2,904	3,106
Post-employment welfare benefits	221	204	220	984	773	777	1,205	977	997
Total post-employment benefits (1)	6,008	5,881	6,183	2,216	1,799	1,899	8,224	7,680	8,082
Insurance contracts coverage
Pension commitments	389	379	430	—	—	—	389	379	430
Other plan assets
Pension commitments	—	—	—	1,145	1,010	1,052	1,145	1,010	1,052
Post-employment welfare benefits	—	—	—	895	733	620	895	733	620
Total plan assets and insurance contracts coverage (2)	389	379	430	2,041	1,743	1,672	2,430	2,122	2,102
Total net commitments (1) - (2)	5,619	5,502	5,753	175	56	227	5,794	5,558	5,980
of which:
Net assets	—	—	—	(2)	(19)	—	(2)	(19)	—
Net liabilities (*)	5,619	5,502	5,753	177	75	227	5,796	5,577	5,980

(*)	Registered under the heading “Provisions - Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets

The balance under the heading “Provisions - Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets as of December 31, 2012 includes €245 million, for commitments for post-employment benefits maintained with previous members of the Board of Directors and the Bank’s Management Committee.

In addition to the commitments to employees indicated above, the Group has other less relevant commitments. These include long-service awards granted to certain groups of employees when they complete a given number of years of effective service.

As of December 31, 2012, 2011 and 2010, the actuarial liabilities for the outstanding awards amounted to €50 million, €43 million and €39 million, respectively. Of those sums, €11 million (in the three years) corresponded to Spanish companies and €39 million, €32 million and €28 million to companies and branches abroad, respectively. The commitments above are recognized under the heading “Other provisions” of the accompanying consolidated balance sheets (see Note 25).

The net charges registered in the accompanying consolidated income statements and under the heading “Equity” of the accompanying consolidated balance sheets (see Note 2.2.12) for the commitments in post-employment benefits in entities in Spain and abroad are as follows:

	Notes	Millions of Euros
Total Post-employments Benefits BBVA Group: Income Statements and Equity Effects.		2012	2011	2010
Interest and similar expenses	39.2	257	259	259
Interest cost		366	376	375
Expected return on plan assets		(110)	(118)	(116)
Personnel expenses		141	131	121
Defined-contribution plan expense	46.1	85	80	84
Defined-benefit plan expense	46.1	56	51	37
Other personnel expenses - Welfare benefits		—	—	—
Provision - Pension funds and similar obligations	48	447	365	405
Pension funds		—	13	9
Early retirements		373	290	301
Other provisions		74	62	95
Total Effects in Income Statements: Debit (Credit)		844	755	785

Total Effects in equity: Debit (Credit) (*)		321	9	64

(*)	Corresponds to actuarial losses (gains) arising from post-employment pension commitments and certain social benefits due basically to interest rate adjustments to the valuation of the commitments under IAS-19. Those corresponding to early retirement and other similar items are recognized with a charge to earnings (see Note 2.2.12).

26.2.1	Commitments in Spain

The most significant actuarial assumptions used as of December 31, 2012, 2011 and 2010 to quantify these commitments with employees in Spain are as follows:

Actuarial Assumptions Commitments with employees in Spain	2012	2011	2010
Mortality tables	PERM/F 2000P.	PERM/F 2000P.	PERM/F 2000P.
Discount rate (cumulative annual)	3.5%	4.5%	4.5%
Consumer price index (cumulative annual)	2%	2%	2%
Salary growth rate (cumulative annual)	At least 3%	At least 3%	At least 3%

Retirement age	First date at which the employees are entitled to retire or contractually agreed at the individual level in the case of early retirements

(*)	The interest rate used to discount the commitments has been determined by reference to high quality corporate bonds (Note 2.212).

Changes in the main assumptions can affect the calculation of the commitments. Should the discount interest rate have increased or decreased by 50 basis points, an impact on equity for the commitments in Spain would have been registered for approximately €128 million and €138 million net of tax, with a charge in “Valuation adjustments”.

The breakdown of the various commitments to employees in Spain is as follows:

Pension commitments

To fund some pension commitments in Spain, insurance contracts have been written with insurance companies not related to the Group. These commitments are funded by plan assets and therefore are presented in the accompanying consolidated balance sheets for the net amount of the commitment less plan assets. As of December 31, 2012, 2011 and 2010, the plan assets related to the aforementioned insurance contracts (for €389 million, €379 million and €430 million, respectively) equaled the amount of the commitments covered; therefore, no amount for this item has been recorded in the accompanying consolidated balance sheets.

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

Early retirement

In 2012, the Spanish companies in the Group offered certain employees the possibility of taking early retirement before the age stipulated in the collective labor agreement in force. This offer was accepted by 633 employees (669 and 683 in 2011 and 2010, respectively).

The early retirement commitments in Spain as of December 31, 2012, 2011 and 2010 are recognized under the heading “Provisions – Provisions for pensions and similar obligations” (see Note 25) in the accompanying consolidated balance sheets and amount to €2,758 million, €2,904 million and €3,106 million, respectively.

The cost of early retirement for the year is recognized under the heading “Provisions expense (net) – Provisions for pensions and similar obligations” in the accompanying consolidated income statements (see Note 48).

Changes in commitments with employees

The changes in the net commitments with employees in Spain in 2012, 2011 and 2010 are as follows:

	Millions of Euros
Net Commitments in Spain : Changes in the year 2012	Pensions	Early Retirements	Welfare Benefits	Total Spain
Balance at the Beginning	2,394	2,904	204	5,502
Interest cost	105	110	9	224
Expected return on plan assets	—	—	—	—
Current service cost	9	—	3	11
Cost for early retirements	—	239	—	239
Past service cost or changes in the plan	—	—	—	—
Benefits paid in the period	(175)	(609)	(17)	(801)
Acquisitions and divestitures	25	37	3	65
Effect of curtailments and settlements	—	—	—	—
Contributions in the period	—	—	—	—
Actuarial gains and losses	282	80	17	379
Other changes	—	(3)	3	—
Balance at the End	2,640	2,758	221	5,619
of which:
Commitments to retired employees	2,484	2,758	161	5,403
Vested contingencies in respect of current employees	156	—	60	216

	Millions of Euros
Net Commitments in Spain : Changes in the year 2011	Pensions	Early Retirements	Welfare Benefits	Total Spain
Balance at the Beginning	2,427	3,106	220	5,753
Interest cost	106	121	10	237
Expected return on plan assets	—	—	—	—
Current service cost	10	—	2	12
Cost for early retirements	—	297	—	297
Past service cost or changes in the plan	—	—	—	—
Benefits paid in the period	(161)	(611)	(18)	(790)
Acquisitions and divestitures	—	—	—	—
Effect of curtailments and settlements	—	—	—	—
Contributions in the period	—	—	—	—
Actuarial gains and losses	10	(3)	(4)	3
Exchange differences	—	—	—	—
Other changes	2	(6)	(6)	(10)
Balance at the End	2,394	2,904	204	5,502
of which:
Commitments to retired employees	2,290	2,904	162	5,356
Vested contingencies in respect of current employees	104	—	42	146

	Millions of Euros
Net Commitments in Spain : Changes in the year 2010	Pensions	Early Retirements	Welfare Benefits	Total Spain
Balance at the Beginning	2,491	3,309	222	6,022
Interest cost	107	127	10	244
Expected return on plan assets	—	—	—	—
Current service cost	4	—	2	6
Cost for early retirements	—	296	—	296
Past service cost or changes in the plan	—	—	—	—
Benefits paid in the period	(170)	(627)	(18)	(815)
Acquisitions and divestitures	—	—	—	—
Effect of curtailments and settlements	—	—	—	—
Contributions in the period	—	—	—	—
Actuarial gains and losses	(9)	6	(1)	(4)
Exchange differences	—	—	—	—
Other changes	4	(5)	5	4
Balance at the End	2,427	3,106	220	5,753
of which:
Commitments to retired employees	2,335	3,106	180	5,621
Vested contingencies in respect of current employees	92	—	40	132

26.2.2	Commitments abroad

The main defined-benefit plans with employees abroad correspond to those in Mexico, Portugal and the United States, which jointly account for 91% of the total commitments with employees abroad as of December 31, 2012, and 25% of the total commitments with employees in the Group as a whole (94% and 22%, and 95% and 22%, respectively, as of December 31, 2011 and 2010). These commitments are not available for new employees.

As of December 31, 2012, 2011 and 2010, the breakdown by country of the various commitments with employees of the BBVA Group abroad is as follows:

	Millions of Euros
	Commitments			Plan Assets			Net Commitments
Post-Employment Commitments Abroad	2012	2011	2010	2012	2011	2010	2012	2011	2010
Pension Commitments
Mexico	573	491	508	606	520	519	(33)	(29)	(11)
The United States	313	285	236	293	283	191	20	2	45
Portugal	170	154	288	173	154	290	(3)	0	(2)
Rest of countries	176	97	90	73	53	52	103	44	38
Subtotal	1,232	1,027	1,122	1,145	1,010	1,052	87	16	70
Post-Employment Welfare Benefits
Mexico	969	761	766	895	732	620	74	29	146
The United States	—	—	—	—	—	—	—	—	—
Portugal	—	—	—	—	—	—	—	—	—
Rest of countries	15	12	11	—	1	—	15	11	11
Subtotal	984	773	777	895	733	620	89	40	157
Total	2,216	1,800	1,899	2,041	1,743	1,672	175	57	227

The plan assets related to these commitments are to be used directly to settle the vested obligations and meet the following conditions: they are not owned by the Group entities, they are available only to pay post-employment benefits, and they cannot be returned to the Group entities.

The vested obligations related to these commitments are presented in the accompanying consolidated balance sheets net of the plan assets under the heading “Provisions - Provisions for pensions and similar obligations” (see Note 25).

Commitments with employees in Mexico

In Mexico, the main actuarial assumptions used in quantifying the commitments with employees as of December 31, 2012, 2011 and 2010, are as follows:

Post-Employment Actuarial Assumptions in Mexico	2012	2011	2010
Mortality tables	EMSSA 97	EMSSA 97	EMSSA 97
Discount rate (cumulative annual)	8.20%	8.75%	8.75%
Consumer price index (cumulative annual)	3.75%	3.75%	3.75%
Medical cost trend rate	6.75%	6.75%	6.75%
Expected rate of return on plan assets	7.00%	8.25%	9.00%

•	Pension commitments in Mexico: The changes in these commitments and plan assets in 2012, 2011 and 2010 for all of the Group’s companies in Mexico are as follows:

	Millions of Euros
	Commitments			Plan Assets			Net Commitments
Pension Commitments and Plan Assets in Mexico: Changes in the period	2012	2011	2010	2012	2011	2010	2012	2011	2010
Balance at the Beginning	491	508	398	520	519	424	(29)	(11)	(26)
Interest cost	44	41	40	—	—	—	44	41	40
Expected return on plan assets	—	—	—	38	40	42	(38)	(40)	(42)
Current service cost	8	7	7	—	—	—	8	7	7
Past service cost or changes in the plan	(11)	—	8	—	—	—	(11)	—	8
Benefits paid in the period	(37)	(34)	(36)	(37)	(34)	(36)	—	—	(0)
Effect of curtailments and settlements	—	—	—	—	—	—	—	—	—
Contributions in the period	—	—	—	1	30	45	(1)	(30)	(45)
Actuarial gains and losses	53	7	33	58	5	66	(5)	2	(33)
Exchange differences	25	(40)	57	26	(41)	61	(1)	1	(4)
Other changes	—	2	—	—	1	(83)	—	1	83
Balance at the End	573	491	508	606	520	519	(33)	(29)	(11)

As of December 31, 2012, 2011 and 2010, the plan assets covering these obligations correspond entirely to fixed-income securities. In 2012, 2011 and 2010, the return on these assets amounted to €96 million, €45 million and €108 million, respectively.

•	Post-employment welfare benefits in Mexico: The changes in these commitments and plan assets in 2012, 2011 and 2010 for all the Group’s companies in Mexico are as follows:

	Millions of Euros
	Commitments			Plan Assets			Net Commitments
Welfare Benefits Commitments and Plan Assets in Mexico: Changes in the period	2012	2011	2010	2012	2011	2010	2012	2011	2010
Balance at the Beginning	761	766	511	732	620	342	29	146	169
Interest cost	70	63	54	—	—	—	70	63	54
Expected return on plan assets	—	—	—	55	50	45	(55)	(50)	(45)
Current service cost	26	24	19	—	—	—	26	24	19
Past service cost or changes in the plan	—	—	—	—	—	—	—	—	—
Benefits paid in the period	(26)	(23)	(18)	(26)	(23)	(18)	—	—	—
Effect of curtailments and settlements	(7)	(10)	—	—	—	—	(7)	(10)	—
Contributions in the period	—	—	—	2	124	69	(2)	(124)	(69)
Actuarial gains and losses	108	8	127	96	15	49	12	(7)	78
Exchange differences	38	(67)	73	37	(54)	49	1	(13)	24
Other changes	—	—	—	—	—	84	—	—	(84)
Balance at the End	969	761	766	895	732	620	75	29	146

As of December 31, 2012, 2011 and 2010, the plan assets covering these obligations corresponded entirely to fixed-income securities, whose return amounted to €151 million, €65 million and €94 million, respectively.

The sensitivity analysis to changes in medical cost trend rates for 2012 is as follows:

	Millions of Euros
Welfare Benefits in Mexico. Sensitivity Analysis	1% Increase	1% Decrease
Increase/Decrease in current service cost and interest cost	26	(20)
Increase/Decrease in commitments	197	(154)

Pension commitments in the United States

In the United States, the main actuarial assumptions used in quantifying the commitments with employees as of December 31, 2012, 2011 and 2010, are as follows:

Post-Employment Actuarial Assumptions in the United States	2012	2011	2010
Mortality tables	RP 2000 Projected & adjusted	RP 2000 Projected & adjusted	RP 2000 Projected
Discount rate (cumulative annual)	4.03%	4.28%	5.44%
Consumer price index (cumulative annual)	2.50%	2.50%	2.50%
Salary growth rate (cumulative annual)	3.50%	3.50%	3.50%
Expected rate of return on plan assets	3.20%	6.41%	7.50%

The changes of these commitments and plan assets in 2012, 2011 and 2010 for all of the Group’s companies in the United States are as follows:

	Millions of Euros
	Commitments			Plan Assets			Net Commitments
Pensions Net Commitments in the United States Changes in the period	2012	2011	2010	2012	2011	2010	2012	2011	2010
Balance at the Beginning	285	236	195	283	191	163	2	45	32
Interest cost	13	11	12	—	—	—	13	11	12
Expected return on plan assets	—	—	—	9	14	13	(9)	(14)	(13)
Current service cost	6	4	5	—	—	—	6	4	5
Cost for early retirements	—	—	—	—	—	—	—	—	—
Past service cost or changes in the plan	—	—	—	—	—	—	—	—	—
Benefits paid in the period	(8)	(9)	(7)	(5)	(8)	(7)	(3)	(1)	—
Acquisitions and divestitures	—	(8)	—	—	(8)	—	—	—	—
Effect of curtailments and settlements	—	(3)	—	—	—	—	—	(3)	—
Contributions in the period	—	—	—	—	33	2	—	(33)	(2)
Actuarial gains and losses	20	46	16	8	53	7	12	(7)	9
Exchange differences	(5)	7	14	(5)	6	12	0	1	2
Other changes	2	—	1	3	2	—	(1)	(2)	1
Balance at the End	313	285	236	293	283	191	20	2	45

The distribution of the main categories of plan assets related to these commitments as of 31 December, 2012, 2011 and 2010 for all the companies in the United States is as follows:

	Percentage
Plan Assets Categories for Pension Commitments in the United States	2012	2011	2010
Equity instruments	—	—	62.4
Debt securities	98.7	93.0	35.7
Property, Land and Buildings	—	—	—
Cash	1.3	7.0	1.9
Other investments	—	—	—

In 2012, 2011 and 2010, the return on plan assets related to these pension commitments reached €17 million, €67 million, and €20 million, respectively.

Post-employment and welfare benefits in other countries

The changes in these commitments and plan assets in 2012, 2011 and 2010 for all of the Group’s remaining companies abroad are as follows:

	Millions of Euros
	Commitments			Plan Assets			Net Commitments
Pensions Net Commitments ans Welfare Benefits in Other Countries. Changes in the period	2012	2011	2010	2012	2011	2010	2012	2011	2010
Balance at the Beginning	263	389	414	209	341	365	54	47	49
Interest cost	17	24	25	—	—	—	17	24	25
Expected return on plan assets	—	—	(2)	8	14	14	(8)	(14)	(16)
Current service cost	4	4	1	—	—	—	4	4	1
Cost for early retirements	—	13	9	—	—	—	—	13	9
Past service cost or changes in the plan	52	—	(1)	—	—	(2)	52	—	1
Benefits paid in the period	(10)	(190)	(16)	(0)	(186)	(16)	(10)	(3)	—
Acquisitions and divestitures	—	(1)	—	—	(1)	—	—	0	—
Effect of curtailments and settlements	—	—	—	—	—	—	—	—	—
Contributions in the period	0	(1)	(1)	3	35	19	(3)	(36)	(20)
Actuarial gains and losses	30	(3)	(26)	13	(14)	(44)	17	11	18
Exchange differences	(3)	—	4	(1)	—	—	(2)	—	4
Other changes	9	27	(18)	14	21	5	(5)	6	(23)
Balance at the End	363	263	389	246	209	341	117	54	47

26.2.3	Estimated future payments for commitments with BBVA Group employees

The estimated benefit payments over the next ten years for all the companies in Spain, Mexico, Portugal and the United States are as follows:

	Millions of Euros
Expected Future Benefits for Post-Employment Commitments	2013	2014	2015	2016	2017	2018-2022
Commitments Spain	784	711	652	587	516	1,619
Of which early retirement Spain	581	520	463	400	329	737
Commitments Mexico	67	67	72	79	86	520
Commitments Portugal	—	—	—	—	—	—
Commitments The United States	10	10	11	12	13	78
Total	861	789	736	678	615	2,217

27.	Common stock

As of December 31, 2012, BBVA’s share capital amounted to €2,669,936,277.05, divided into 5,448,849,545 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. There are no shares that do not represent an interest in the Bank’s common stock.

The Bank’s shares are traded on the continuous market in Spain, as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange are also traded on the Lima Stock Exchange (Peru), under an exchange agreement between these two markets.

Also, as of December 31, 2012, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Francés, S.A. and AFP Provida were listed on their respective local stock markets, the last two also being listed on the New York Stock Exchange. BBVA Banco Francés, S.A. is also listed on the Latin American market of the Madrid Stock Exchange.

As of December 31, 2012, Chase Nominees Ltd., State Street Bank and Trust Co. and The Bank of New York Mellon, SA NV, in their capacity as international custodian/depositary banks, held 7.214%, 6.719% and 4.898% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock.

On February 4, 2010, the Blackrock, Inc. company reported to the Spanish Securities and Exchange Commission (CNMV) that, as a result of the acquisition (on December 1, 2009) of the Barclays Global Investors (BGI) company, it now has an indirect holding of BBVA common stock totaling 4.453% through the Blackrock Investment Management Company.

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

The changes in the heading “Common Stock” of the accompanying consolidated balance sheets are due to the following common stock increases:

Capital Increase	Number of Shares	Common Stock (Millions of Euros)
As of December 31, 2010	4,490,908,285	2,201
Dividend option - April 2011	60,694,285	30
Convertible bonds conversion - July 2011	273,190,927	134
Dividend option - October 2011	78,413,506	38
As of December 31, 2011	4,903,207,003	2,403
Convertible bonds conversion - April 2012	157,875,375	77
Dividend option - April 2012	82,343,549	40
Convertible bonds conversion - July 2012	238,682,213	117
Dividend option - October 2012	66,741,405	33
As of December 31, 2012	5,448,849,545	2,670

2012

•

“Dividend Option” Program: The AGM held on March 16, 2012, under Point Four of the Agenda, resolved to perform two common stock increases, charged to voluntary reserves, to once again implement the program called the “Dividend Option” (see Note 4). This confers authority on the Board of Directors, pursuant to article 297.1 a) of the Corporations Act, to indicate the date on which said common stock increases should be carried out, within one year of the date on which the agreements are made.

On April 11, 2012, the Executive Committee, acting on the resolution of the Board of Directors of March 28, 2012, approved the execution of the first of the capital increases charged to reserves agreed by the Annual General Meeting of shareholders on March 16, 2012, in order to execute the “Dividend Option.” As a result of this increase, the Bank’s common stock increased by €40,348,339.01, through the issue and circulation of 82,343,549 shares with a €0.49 par value each.

Likewise, BBVA’s Board of Directors, at its meeting on September 26, 2012, agreed to carry out the second common stock increase under the heading of reserves, in accordance with the terms and conditions agreed upon by the AGM of March 16, 2012. As a result of this increase, the Bank’s common stock increased by €32,703,288.45 through the issue and circulation of 66,741,405 shares with a €0.49 par value each.

•	Convertible Bonds-December 2011: On March 30, 2012 there was a voluntary conversion by holders of Convertible Bonds for a total of €955 million.

An increase in the Bank’s common stock was carried out to pay for this conversion by the issue and distribution of 157,875,375 ordinary shares at a par value of €0.49 each, amounting to a total of €77,358,933.75, with the share premium being €877,313,458.8750 (see Note 28).

In addition, on June 30, 2012 there was a partial mandatory conversion of the outstanding Convertible Bonds as of that date, through a reduction of 50% in their nominal value. Following the execution of these conversions (see Note 23.4), the nominal amount of outstanding Convertible Bonds is €1,238 million.

An increase in the Bank’s common stock was carried out to pay for this conversion by the issue and distribution of 238,682,213 ordinary shares at a par value of €0.49 each, amounting to a total of €116,954,284.37, with the share premium being €1,120,469,780.7072 (see Note 28).

2011

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

At its meeting on March 29, 2011, BBVA’s Board of Directors agreed to carry out the first capital increase charged to reserves as agreed by the AGM of March 11, 2011. As a result of this increase, the Bank’s common stock increased by €29,740,199.65 through the issue and circulation of 60,694,285 shares with a €0.49 par value each.

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

•

Convertible Bonds-September 2009: At its meeting on June 22, 2011, the Board of Directors of BBVA agreed to the mandatory conversion of all the Convertible Bonds-September 2009 (see Note 23.4). The conversion took place on July 15, 2011, an interest payment date, according to the procedure established to that effect under the terms and conditions of the issue.

An increase in the Bank’s common stock was carried out to pay for this conversion by the issue and distribution of 273,190,927 ordinary shares at a par value of €0.49 each, amounting to a total of €133,863,554.23, with the share premium being €1,866,057,945.96 (see Note 28).

2010

•

At the meeting held on November 1, 2010, the BBVA Board of Directors, under the delegation conferred by the AGM on March 13, 2009 under Point Five of the Agenda, agreed to carry out an increase of the Bank’s common stock with a preemptive subscription right for shareholders. This common stock increase totaled €364,040,190.36, through the issue and circulation of 742,939,164 new ordinary shares with a €0.49 par value each and represented through book-entry accounts. The subscription price of the shares was €6.75 per share, of which €0.49 corresponded to the par value and €6.26 corresponded to the share premium (see Note 28); therefore, the total effective amount of the common stock increase was €5,014,839,357.

Other resolutions of the General Shareholders Meeting on the issue of shares and other securities

•

Common stock increases: The Bank’s AGM held on March 16, 2012 agreed, in Point Three of the Agenda, to confer authority on the Board of Directors to increase common stock in accordance with Article 297.1.b) of the Corporations Act, on one or several occasions, within the legal deadline of five years from the date the resolution takes effect, up to the maximum nominal amount of 50% of the subscribed and paid-up common stock on the date on which the resolution is adopted. Likewise, an agreement was made to enable the Board of Directors to exclude the preemptive subscription right on those common stock increases in line with the terms of Article 506 of the Corporations Act. This authority is limited to 20% of the common stock of the Bank on the date the agreement is adopted.

•

Convertible securities: At the AGM held on March 16, 2012 the shareholders resolved, in Point Five of the Agenda, to delegate to the Board of Directors for a five-year period the right to issue bonds, convertible and/or exchangeable into BBVA shares, for a maximum total of €12,000 million. The powers include the right to establish the different aspects and conditions of each issue; to exclude the pre-emptive subscription right of shareholders in accordance with the Corporations Act; to determine the basis and methods of conversion and/or exchange; and to increase the Bank’s common stock as required to address the conversion commitments.

•

Other securities: The Bank’s AGM held on March 11, 2011, in Point Six of the agenda, agreed to delegate to the Board of Directors, the authority to issue, within the five-year maximum period stipulated by law, on one or several occasions, directly or through subsidiaries, with the full guarantee of the Bank, any type of debt instruments, documented in obligations, bonds of any kind, promissory notes, all type of covered bonds, warrants, mortgage participation, mortgage transfers certificates and preferred securities (that are totally or partially exchangeable for shares already issued by the company itself or by another company, in the market or which can be settled in cash), or any other fixed-income securities, in euros or any other currency, that can be subscribed in cash or in kind, registered or bearer, unsecured or secured by any kind of collateral, including a mortgage guarantee, with or without incorporation of rights to the securities (warrants), subordinate or otherwise, for a limited or indefinite period of time, up to a maximum nominal amount of €250,000 million.

28.	Share premium

The changes in the balances under this heading in the accompanying consolidated balance sheets are due to the common stock increases carried out in 2012 and 2011 (see Note 27), as set out below:

(Millions of Euros)
Share premium
As of December 31, 2010	17,104
Convertible bonds conversion - July 2011	1,866
As of December 31, 2011	18,970
Convertible bonds conversion - April 2012	878
Convertible bonds conversion - July 2012	1,120
As of December 31, 2012	20,968

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

29.	Reserves

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Notes	Millions of Euros
Reserves. Breakdown by concepts		2012	2011	2010
Legal reserve	29.1	481	440	367
Restricted reserve	29.2	387	495	546
Reserves for balance revaluations		27	28	32
Voluntary reserves		6,154	5,854	4,169
Total reserves holding company (*)		7,049	6,817	5,114
Consolidated reserve		12,623	11,123	9,246
Total Reserves		19,672	17,940	14,360

29.1	Legal reserve

Under the amended Corporations Act, 10% of any profit made each year must be transferred to the legal reserve. These provisions must be made until the legal reserve reaches 20% of the share capital. This limit is reached by BBVA as of December 31, 2012, once the proposal for the allocation of the 2012 earnings is approved (see Note 4).

The legal reserve can be used to increase the common stock provided that the remaining reserve balance does not fall below 10% of the increased capital. While it does not exceed 20% of the common stock, it can only be allocated to offset losses exclusively in the case that there are not sufficient reserves available.

29.2	Restricted reserves

As of December 31, 2012, 2011 and 2010, the Bank’s restricted reserves are as follows:

	Millions of Euros
Restricted Reserves	2012	2011	2010
Restricted reserve for retired capital	88	88	88
Restricted reserve for Parent Company shares and loans for those shares	297	405	456
Restricted reserve for redenomination of capital in euros	2	2	2
Total	387	495	546

The restricted reserve for retired capital originated in the reduction of the nominal par value of the BBVA shares made in April 2000.

The most significant heading corresponds to restricted reserves related to the amount of shares issued by the Bank in its possession at each date, as well as the amount of customer loans outstanding at those dates that were granted for the purchase of, or are secured by, the Bank’s shares.

Finally, pursuant to Law 46/1998 on the introduction of the euro, a restricted reserve is recognized as a result of the rounding effect of the redenomination of the Bank’s common stock in euros.

Furthermore, in the individual financial statements for subsidiaries as of December 31, 2012, 2011 and 2010, restricted reserves for a total of €2,427 million, €2,940 million and €2,612 million, respectively, are taken into consideration.

29.3	Reserves (losses) by entity

The breakdown, by company or corporate group, under the heading “Reserves” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Reserves Assigned to the Consolidation Process	2012	2011	2010
Accumulated reserves (losses)
Holding Company (*)	10,110	7,711	4,760
Grupo BBVA Bancomer	5,589	5,070	4,306
BBVA Seguros, S.A.	1,447	1,422	1,275
BBVA Luxinvest, S.A.	1,118	677	1,356
Grupo BBVA Banco Provincial	906	711	593
Corporacion General Financiera, S.A.	873	670	540
Grupo BBVA Chile	438	540	141
Anida Grupo Inmobiliario, S.L.	375	369	377
Cidessa Uno, S.L.	294	269	249
BBVA Suiza, S.A.	256	217	183
Compañía de Cartera e Inversiones, S.A.	230	1,231	1,231
Grupo BBVA Continental	177	178	147
BBVA Panamá, S.A.	127	(1)	—
Bilbao Vizcaya Holding, S.A.	79	(38)	(173)
Banco Industrial de Bilbao, S.A.	65	(92)	(113)
Grupo Garanti Turkiye Bankasi	51	157	150
Grupo BBVA Colombia	35	122	96
Grupo BBVA Banco Francés	30	432	1,016
Grupo BBVA Puerto Rico	(22)	173	144
BBVA Ireland Public Limited Company	(164)	(84)	(87)
Compañía Chilena de Inversiones, S.L.	(177)	(188)	(207)
Grupo BBVA Portugal	(180)	(181)	(181)
Participaciones Arenal, S.L.	(233)	(194)	(116)
BBVA Propiedad S.A.	(850)	(816)	(424)
Anida Operaciones Singulares, S.L.	(1,652)	(852)	(960)
Rest	(74)	77	2
Subtotal	18,848	17,580	14,305
Reserves (losses) of entities accounted for using the equity method:
Grupo CITIC	859	431	93
Tubos Reunidos, S.A.	50	51	52
Occidental Hoteles Management, S.L.	(91)	(72)	(44)
Rest	6	(50)	(46)
Subtotal	824	360	55
Total Reserves	19,672	17,940	14,361

(*)	Correspond to the Reserve of the Bank after adjustments made by the consolidation process.

For the purpose of allocating the reserves and accumulated losses to the consolidated companies and to the parent company, the transfers of reserves arising from the dividends paid and transactions between these companies are taken into account in the period in which they took place.

30.	Treasury stock

In 2012, 2011 and 2010 the Group companies performed the following transactions with shares issued by the Bank:

	2012		2011		2010
Treasury Stock	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	46,398,183	300	58,046,967	552	16,642,054	224
+ Purchases	819,289,736	4,831	652,994,773	4,825	821,828,799	7,828
- Sales and other changes	(850,224,983)	(5,021)	(664,643,557)	(5,027)	(780,423,886)	(7,545)
+/- Derivatives over BBVA shares	—	1	—	(50)	—	45
+/- Other changes	—	—	—	—	—	—
Balance at the end	15,462,936	111	46,398,183	300	58,046,967	552
Of which:
Held by BBVA, S.A.	4,508,380	41	1,431,838	19	2,838,798	84
Held by Corporación General Financiera, S.A.	10,870,987	70	44,938,538	281	55,207,640	468
Held by other subsidiaries	83,569		27,807		529
Average purchase price in euros	5.90		7.39		9.53
Average selling price in euros	6.04		7.53		9.48
Net gain or losses on transactions (Stockholders’ funds-Reserves)		81		(14)		(106)

The percentages of treasury stock held by the Group in 2012, 2011 and 2010 are as follows:

	2012		2011		2010
Treasury Stock	Min	Max	Min	Max	Min	Max
% treasury stock	0.240%	1.886%	0.649%	1.855%	0.352%	2.396%

The number of BBVA shares accepted by the Group in pledge of loans as of December 31, 2012, 2011 and 2010 is as follows:

Shares of BBVA Accepted in Pledge	2012	2011	2010
Number of shares in pledge	132,675,070	119,003,592	107,180,992
Nominal value	0.49	0.49	0.49
% of share capital	2.43%	2.43%	2.39%

The number of BBVA shares owned by third parties but under management of a company in the Group as of December 31, 2012, 2011 and 2010 is as follows:

Shares of BBVA Owned by Third Parties but Managed by the Group	2012	2011	2010
Number of shares property of third parties	109,348,019	104,069,727	96,107,765
Nominal value	0.49	0.49	0.49
% of share capital	2.01%	2.12%	2.14%

31.	Valuation adjustments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Notes	Millions of Euros
Valuation Adjustments		2012	2011	2010
Available-for-sale financial assets	12.4	(145)	(682)	333
Cash flow hedging		36	30	49
Hedging of net investments in foreign transactions		(322)	(158)	(158)
Exchange differences		(1,356)	(1,937)	(978)
Non-current assets held for sale		(104)	—	—
Entities accounted for using the equity method		158	188	(16)
Other valuation adjustments (*)		(451)	(228)	—
Total		(2,184)	(2,787)	(770)

(*)	Actuarial gains and losses (see note 2.2.12).

The balances recognized under these headings are presented net of tax.

32.	Non-controlling interests

The breakdown by groups of consolidated companies of the balance under the heading “Non-controlling interests” of total equity in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Non-Controlling Interest	2012	2011	2010
BBVA Colombia Group	51	42	36
BBVA Chile Group	495	409	375
BBVA Banco Continental Group	697	580	501
BBVA Banco Provincial Group	883	655	431
BBVA Banco Francés Group	191	162	161
Other companies	56	45	52
Total	2,373	1,893	1,556

These amounts are broken down by groups of consolidated companies under the heading “Profit attributable to non-controlling interests” in the accompanying consolidated income statements:

	Millions of Euros
Profit attributable to Non-Controlling Interests	2012	2011	2010
BBVA Colombia Group	13	9	8
BBVA Chile Group	100	95	89
BBVA Banco Continental Group	209	165	150
BBVA Banco Provincial Group	265	163	98
BBVA Banco Francés Group	58	44	37
Other companies	6	5	7
Total	651	481	389

33.	Capital base and capital management

Capital base

Bank of Spain Circular 3/2008, of May 22, 2008, and its subsequent amendments (the most recent by Bank of Spain Circulars 4/2011, of November 30, 2011, and 9/2010 of December 22, 2010), on the calculation and control of minimum capital base requirements, regulate the minimum capital base requirements for Spanish credit institutions –both as individual entities and as consolidated groups– and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

The minimum capital base requirements established by Circular 3/2008 are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in said Circular and the internal Corporate Governance obligations.

Circular 3/2008 implements Spanish regulations on capital base and consolidated supervision of financial institutions, as well as adapting Spanish law to the relevant European Union Capital Requirements Directives (CRD), in compliance with the accords by the Committee on Banking Supervision of the Bank for International Settlements in Basel.

Specifically, within the framework of the new accords reached by this Committee, and their implementation by the European Commission, the transfer process to the Spanish solvency regulations under CRD2 (Directives 2009/111, 2009/27 and 2009/83) and CRD3 (Directive 2010/76) was completed. Thus, modifications affecting the definition of eligible capital, transactions related to securitizations, the monitoring of remuneration policies, management of liquidity risks and the requirements for financial instruments held for trading were incorporated into the Spanish regulatory framework.

The BBVA Group complies with the requirements introduced by the implementation of CRD2 and CRD3, and in addition is preparing for the significant modifications that will probably take place in the regulatory framework for the solvency of financial entities in 2013, with respect to both the capital framework for banks (CRD4 and CRR) and insurance entities (“Solvency II”).

As of December 31, 2012, the Bank’s capital exceeded the minimum capital base level required by the aforementioned regulations.

The Group’s bank capital in accordance with the aforementioned Circular 3/2008 as of December 31, 2012, 2011 and 2010 is shown below:

	Millions of Euros
Capital Base	2012	2011	2010
Basic equity	36,417	35,508	34,343
Common Stock	2,670	2,403	2,201
Parent company reserves	38,149	33,656	28,738
Reserves in consolidated companies	1,043	1,552	1,720
Non-controlling interests	2,025	1,669	1,325
Other equity instruments	3,097	5,189	7,164
Deductions (Goodwill and others)	(10,903)	(10,837)	(10,331)
Attributed profit (less dividends)	335	1,876	3,526
Additional equity	4,513	5,944	7,472
Other deductions	(5,273)	(5,303)	(4,477)
Additional equity due to mixed group (**)	1,275	1,070	1,291
Total Equity	36,932	37,218	38,629

Minimum equity required	26,323	26,563	25,137

(*)	Provisional data.
(**)	Mainly insurance companies in the Group.

The changes in 2012 in the amounts of basic capital shown in the above table are basically due to the exchange differences and the earnings for the year, attributed both to the Group and to non-controlling interests. However, the conversion of the Convertible Bonds mentioned in Notes 23.4 and 27 has had no impact on the total calculation of the Group’s capital base, given that said bonds were already considered eligible for the purposes of the Group’s basic equity from the date on which they were subscribed and paid, since they were mandatory convertible upon maturity. The reduction in additional capital is due to the repayment and conversions of subordinated debt (see Note 23.4).

In addition to that established in Circular 3/2008, Spanish financial groups and entities must comply with the capital requirements set forth by Royal Decree-Law 2/2011 of February 18, 2011 reinforcing the Spanish financial system. This standard was issued for the purpose of reinforcing the solvency of the Spanish financial entities. It thus established a new minimum requirement in terms of core capital on risk-weighted assets which is more restrictive than the one set out in the aforementioned Circular, and that must be greater than 8% or 10%, as appropriate. As of December 31, 2012, the BBVA Group’s ratio exceeded the corresponding minimum requirement of 8%, and stood at 10.5% (provisional figure).

Other requirements on minimum capital levels

Irrespective of the aforementioned requirements, in 2011, the European Banking Authority (EBA) issued the recommendation of reaching, as of June 30, 2012, a new minimum capital level of 9%, in the ratio known as Core Tier 1 (CT1). In addition, this minimum ratio should have a sufficient excess amount to absorb the “sovereign buffer”, calculated based on sovereign exposure (see Note 7.1.5. “Sovereign risk exposure”). As of June 30, 2012, the BBVA Group’s EBA Core Tier I capital stood at 9.9% (before taking into account the sovereign buffer), thus complying with the minimum required level.

The Bank of Spain endorsed these recommendations for the Spanish banks that took part in the exercise conducted by the EBA, extending beyond June 30, 2012 the maintenance of that recommended minimum ratio. As of December 31, 2012, the BBVA Group continues to maintain an EBA Core Tier I capital above the required minimum, at 9.7% (provisional figure).

Other measures affecting the Spanish financial system and the results of the independent stress tests

The Ministry of Economy and Competitiveness and the Bank of Spain agreed on May 21, 2012 to hire independent auditors to carry out an assessment of the balance sheets of the Spanish banking system.

First, an aggregate analysis was carried out to test the resilience of the Spanish banking sector to a scenario of a severe additional downturn in the Spanish economy. A disaggregated exercise was carried out later to determine the capital requirements of each entity, according to the individual risk profiles of each.

In addition, on June 25 the Spanish government formally asked the European Union for financial aid to recapitalize certain Spanish financial institutions. The details and conditions of the agreement reached for the financial aid were announced on July 20. The agreement established an additional series of conditions to be met, even by those entities that have no capital deficits, including compliance with the EBA’s Core Tier I ratio of 9% and new financial reporting requirements on capital, liquidity and loan portfolio quality.

As a result of the agreement mentioned in the above paragraph, in addition to the conditions established in Circular 3/2008, Spanish financial groups and entities must comply with the capital requirements set forth by Royal Decree-Law 24/2012 of August 31, 2012 reinforcing the Spanish financial system. This standard was issued for the purpose of reinforcing the solvency of the Spanish financial entities. It thus established a new minimum requirement in terms of core capital on risk-weighted assets which is more restrictive than the one set out in the aforementioned Circular, and that must be greater than 9%. As of December 31, 2012, although the new requirement had still not come into force, the BBVA Group’s ratio exceeded the corresponding minimum requirement of 9%, and stood at 9.7%.

On September 28, 2012, the Bank of Spain published the results of the stress test conducted on the Spanish banking system by the independent consultancy firm Oliver Wyman. Under this stress test, the capital ratio (tier 1) of the BBVA Group in the worst-case scenario would be 9.6%. This shows that even in the worst stress-test scenario, BBVA’s capital ratio would continue to be above the required minimum.

Capital management

Capital management in the BBVA Group has a twofold aim:

•	Maintain a level of capitalization according to the business objectives in all countries in which it operates and, simultaneously,

•

Maximize the return on shareholders’ funds through the efficient allocation of capital to the different units, a good management of the balance sheet and appropriate use of the various instruments forming the basis of the Group’s equity: shares, preferred securities and subordinate debt.

This capital management is carried out in accordance with the criteria of the Bank of Spain Circular 3/2008 and subsequent amendments both in terms of determining the capital base and the solvency ratios. Prudential and minimum capital requirements also have to be met for the subsidiaries subject to prudential supervision in other countries.

The current regulation allows each entity to apply its own internal ratings-based (IRB) approach to risk assessment and capital management, subject to Bank of Spain approval. The BBVA Group carries out an integrated management of these risks in accordance with its internal policies (see Note 7) and its internal capital estimation model has received the Bank of Spain’s approval for certain portfolios.

Capital is allocated to each operating segment of the BBVA Group (see Note 6) according to economic risk capital (ERC) criteria, which are based on the concept of unexpected loss with a specific confidence level, as a function of a solvency target determined by the Group, at two levels:

•	Core capital, which determines the allocated capital and is used as a reference to calculate the return on equity (ROE) generated by each business; and

•	Total capital, which determines the additional allocation in terms of subordinate debt and preferred securities.

Due to its sensitivity to risk, ERC is an element linked to management policies of the BBVA Group businesses themselves. It standardizes capital allocation among them in accordance with the risks incurred and makes it easier to compare their profitability. The calculation of ERC combines credit risk, market risk, structural risk associated with the balance sheet, equity positions, operational risk, fixed assets risks and technical risks in the case of insurance companies. Internal models were used that have been defined following the guidelines and requirements established under the Basel II Capital Accord, with economic criteria prevailing over regulatory ones.

34.	Contingent risks and commitments

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Contingent Risks and Commitments	2012	2011	2010
Contingent Risks
Collateral, bank guarantees and indemnities	32,007	31,103	28,092
Rediscounts, endorsements and acceptances	111	88	49
Letter of credit and others	7,422	8,713	8,300
Total Contingent Risks	39,540	39,904	36,441
Contingent Liabilities
Balances drawable by third parties:	86,227	88,978	86,790
Credit entities	1,946	2,417	2,303
Government and other government agency	1,360	3,143	4,135
Other resident sectors	21,982	24,119	27,201
Non-resident sector	60,939	59,299	53,151
Other contingent liabilities	6,871	4,788	3,784
Total Contingent Liabilities	93,098	93,766	90,574

Total Contingent Risks and Liabilities	132,638	133,670	127,015

Since a significant portion of the amounts above will reach maturity without any payment obligation materializing for the consolidated companies, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

In 2012, 2011 and 2010 no issuance of debt securities carried out by associate entities of the BBVA Group, jointly controlled entities (accounted for using the equity method) or non-Group entities have been guaranteed.

35.	Assets assigned to other own and third-party obligations

In addition to those assets mentioned in other Notes in these annual financial statements (see Notes 13 and 26) as of December 31, 2012, 2011 and 2010, the assets of consolidated entities that guaranteed their own obligations amounted to €125,174 million, €101,108 million and €81,631 million, respectively. These amounts mainly correspond to loans linked to the issue of long-term covered bonds (see Note 23.3) which, pursuant to the Mortgage Market Act, are admitted as collateral for the issue of covered bonds (€64,386 million as of December 31, 2012) and to assets allocated as collateral for certain lines of short-term finance assigned to the BBVA Group by central banks (€54,013 million as of December 31, 2012).

As of December 31, 2012, 2011 and 2010, there were no other BBVA Group assets linked to any third-party obligations.

36.	Other contingent assets and liabilities

As of December 31, 2012, 2011 and 2010, there were no contingent assets or liabilities for significant amounts other than those registered in these financial statements.

37.	Purchase and sale commitments and future payment obligations

The breakdown of purchase and sale commitments of the BBVA Group as of December 31, 2012, 2011 and 2010 is as follows:

		Millions of Euros
Purchase and Sale Commitments	Notes	2012	2011	2010
Financial instruments sold with repurchase commitments		57,718	77,138	57,883
Central Banks	9	5,906	9,199	82
Credit Institutions	23.1	22,759	23,452	16,314
Government and other government agencies	23.2	16,607	24,016	12,920
Other resident sectors	23.2	8,443	14,154	23,197
Non-resident sectors	23.2	4,003	6,317	5,370
Financial instruments purchased with resale commitments		10,378	11,110	12,916
Central Banks	9	476	495	334
Credit Institutions	13.1	6,783	5,788	7,822
Government and other government agencies	13.2	—	—	9
Other resident sectors	13.2	2,516	4,621	4,624
Non-resident sectors	13.2	603	206	127

Below is a breakdown of the maturity of other future payment obligations, not registered in previous notes, due later than December 31, 2012:

	Millions of Euros
Maturity of Future Payment Obligations	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Finance leases	—	—	—	—	—
Operating leases	136	157	67	69	428
Purchase commitments	38	—	—	—	38
Technology and systems projects	13	—	—	—	13
Other projects	24	—	—	—	24
Total	173	157	67	69	465

38.	Transactions for the account of third parties

As of December 31, 2012, 2011 and 2010, the details of the most significant items under this heading are as follows:

	Millions of Euros
Transactions on Behalf of Third Parties	2012	2011	2010
Financial instruments entrusted by third parties	504,801	540,519	534,243
Conditional bills and other securities received for collection	6,399	6,681	4,256
Securities received in credit	5,915	2,303	999

As of December 31, 2012, 2011 and 2010, the off-balance sheet customer funds managed by the BBVA Group are as follows:

	Millions of Euros
Off-Balance Sheet Customer Funds by Type	2012	2011	2010
Commercialized by the Group
Investment companies and mutual funds	40,118	43,134	41,006
Pension funds	84,500	73,783	72,598
Customer portfolios managed on a discretionary basis	28,138	26,349	25,435
Of which:
Portfolios managed on a discretionary	11,998	11,179	10,494
Commercialized by the Group managed by third parties outside the Group
Investment companies and mutual funds	70	50	76
Pension funds	29	17	21
Saving insurance contracts	—	—	—
Total	152,855	143,333	139,136

39.	Interest income and expense and similar items

39.1	Interest and similar income

The breakdown of the interest and similar income recognized in the accompanying consolidated income statement is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Origin.	2012	2011	2010
Central Banks	259	250	239
Loans and advances to credit institutions	414	527	398
Loans and advances to customers	20,282	18,656	16,002
Government and other government agency	901	767	485
Resident sector	5,783	6,069	5,887
Non resident sector	13,598	11,820	9,630
Debt securities	4,029	3,413	3,080
Held for trading	1,229	1,090	956
Available-for-sale financial assets and held-to-maturity investments	2,800	2,323	2,124
Rectification of income as a result of hedging transactions	(369)	(198)	63
Insurance activity	1,051	992	975
Other income	596	540	373
Total	26,262	24,180	21,130

The amounts recognized in consolidated equity in the two periods in connection with hedging derivatives and the amounts derecognized from consolidated equity and taken to the consolidated income statement during these periods are given in the accompanying “Consolidated statements of recognized income and expenses.”

The following table shows the adjustments in income resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Income Resulting from Hedge Accounting	2012	2011	2010
Cash flow hedging	52	62	213
Fair value hedging	(421)	(260)	(150)
Total	(369)	(198)	63

39.2	Interest and similar expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Interest and Similar Expenses. Breakdown by Origin	2012	2011	2010
Bank of Spain and other central banks	351	164	184
Deposits from credit institutions	1,717	1,512	1,081
Customers deposits	5,190	5,471	3,570
Debt certificates	3,043	2,854	2,627
Subordinated liabilities	669	693	829
Rectification of expenses as a result of hedging transactions	(1,181)	(1,025)	(1,587)
Cost attributable to pension funds (Note 26)	257	259	259
Insurance activity	742	694	707
Other charges	352	406	144
Total	11,140	11,028	7,814

The following table shows the adjustments in expenses resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Expenses Resulting from Hedge Accounting	2012	2011	2010
Cash flow hedging	9	—	—
Fair value hedging	(1,190)	(1,025)	(1,587)
Total	(1,181)	(1,025)	(1,587)

39.3	Average return on investments and average borrowing cost

The detail of the average return on investments in 2012, 2011 and 2010 is as follows:

	Millions of Euros
	2012			2011			2010
Asset	Average Balances	Interest and Similar Income	Interest Rates (%)	Average Balances	Interest and Similar Income	Interest Rates (%)	Average Balances	Interest and Similar Income	Interest Rates (%)
Cash and balances with central banks	26,148	259	0.99	21,245	250	1.18	21,342	239	1.12
Securities portfolio and derivatives	167,080	4,793	2.87	141,780	4,238	2.99	145,993	3,939	2.70
Loans and advances to credit institutions	26,500	475	1.79	26,390	632	2.39	25,561	497	1.95
Loans and advances to customers	358,716	20,533	5.72	341,922	18,846	5.51	333,023	16,296	4.89
Euros	217,378	7,267	3.34	219,887	7,479	3.40	219,857	7,023	3.19
Foreign currency	141,337	13,266	9.39	122,034	11,367	9.31	113,167	9,273	8.19
Other finance income	—	—	—	—	—	—	—	—	—
Other assets	45,470	202	0.44	37,241	214	0.57	32,895	158	0.48
Totals	623,912	26,263	4.21	568,579	24,180	4.25	558,814	21,130	3.78

The average borrowing cost in 2012, 2011 and 2010 is as follows:

	Millions of Euros
	2012			2011			2010
Liabilities	Average Balances	Interest and Similar Expenses	Interest Rates (%)	Average Balances	Interest and Similar Expenses	Interest Rates (%)	Average Balances	Interest and Similar Expenses	Interest Rates (%)
Deposits from central banks and credit institutions	107,917	2,307	2.14	77,382	2,037	2.63	80,177	1,515	1.89
Customer deposits	283,211	5,207	1.84	276,683	5,644	2.04	259,330	3,551	1.37
Euros	146,833	1,963	1.34	153,514	2,419	1.58	121,956	1,246	1.02
Foreign currency	136,377	3,244	2.38	123,169	3,225	2.62	137,374	2,304	1.68
Debt certificates and subordinated liabilities	104,117	2,818	2.71	109,860	2,613	2.38	119,685	2,126	1.78
Other finance expenses	—	—	—	—	—	—	—	—	—
Other liabilities	85,834	808	0.94	65,980	734	1.11	66,542	622	0.94
Equity	42,833	—	—	38,674	—	—	33,079	—	—
Totals	623,912	11,140	1.79	568,579	11,028	1.94	558,814	7,814	1.40

The change in the balance under the headings “Interest and similar income” and “Interest and similar expenses” in the accompanying consolidated income statements is the result of changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

	Millions of Euros
	2012 / 2011			2011 / 2010
Interest Income and Expense and Similar Items. Change in the Balance	Volume Effect (1)	Price Effect (2)	Total Effect	Volume Effect (1)	Price Effect (2)	Total Effect
Cash and balances with central banks	58	(48)	9	(1)	12	11
Securities portfolio and derivatives	756	(202)	555	(114)	413	299
Loans and advances to credit institutions	3	(159)	(157)	16	118	135
Loans and advances to customers	926	762	1,687	435	2,114	2,549
Euros	(85)	(126)	(212)	1	455	456
Foreign currency	1,798	101	1,899	727	1,367	2,094
Other assets	47	(59)	(12)	21	35	56
Interest and similar incomes	2,353	(270)	2,083	369	2,681	3,050
Deposits from central banks and credit institutions	804	(534)	270	(53)	575	522
Customer deposits	133	(569)	(436)	238	1,855	2,093
Euros	(105)	(351)	(456)	323	850	1,173
Foreign currency	346	(326)	20	(238)	1,159	920
Debt certificates and subordinated liabilities	(137)	342	206	(175)	661	487
Other liabilities	221	(147)	73	(5)	117	112
Interest and similar expenses	1,073	(960)	113	137	3,077	3,214
Net Interest Income			1,970			(164)

(1)	The volume effect is calculated as the result of the interest rate of the initial period multiplied by the difference between the average balances of both periods.
(2)	The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the interest rates of both periods.

40.	Income from equity instruments

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 41), as can be seen in the breakdown below:

	Millions of Euros
Dividend Income	2012	2011	2010
Dividends from:
Financial assets held for trading	106	119	157
Available-for-sale financial assets	284	443	372
Total	390	562	529

41.	Share of profit or loss of entities accounted for using the equity method

The breakdown of the share of profit or loss of entities accounted for using the equity method in the accompanying consolidated income statements is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	2012	2011	2010
CITIC Group	726	602	337
Corporación IBV Participaciones Empresariales, S.A.	5	6	16
Occidental Hoteles Management, S.L.	(3)	(19)	(29)
Metrovacesa, S.A.	(31)	—	—
I+D MEXICO, S.A. DE C.V.	6	5	3
Rest	24	1	4
Total	727	595	331

42.	Fee and commission income

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Income	2012	2011	2010
Commitment fees	186	157	133
Contingent risks	355	318	282
Letters of credit	60	54	45
Bank and other guarantees	295	264	237
Arising from exchange of foreign currencies and banknotes	25	25	19
Collection and payment services income	3,088	2,694	2,500
Bills receivables	77	67	60
Current accounts	404	360	402
Credit and debit cards	1,913	1,619	1,384
Checks	224	229	263
Transfer and others payment orders	338	294	274
Rest	132	125	117
Securities services income	1,147	1,105	1,142
Securities underwriting	100	70	64
Securities dealing	206	200	181
Custody securities	329	330	357
Investment and pension funds	388	389	414
Rest assets management	124	116	126
Counseling on and management of one-off transactions	8	13	11
Financial and similar counseling services	40	55	60
Factoring transactions	38	33	29
Non-banking financial products sales	107	97	102
Other fees and commissions	580	578	586
Total	5,574	5,075	4,864

43.	Fee and commission expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Expenses	2012	2011	2010
Brokerage fees on lending and deposit transactions	3	5	5
Fees and commissions assigned to third parties	898	741	571
Credit and debit cards	758	609	449
Transfers and others payment orders	46	34	27
Securities dealing	13	14	13
Rest	81	84	82
Other fees and commissions	320	298	255
Total	1,221	1,044	831

44.	Net gains (losses) on financial assets and liabilities (net)

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Heading of the Balance Sheet	2012	2011	2010
Financial assets held for trading	649	1,052	640
Other financial assets designated at fair value through profit or loss	73	8	18
Other financial instruments not designated at fair value through profit or loss	923	57	714
Available-for-sale financial assets	806	82	652
Loans and receivables	55	33	25
Rest	62	(58)	37
Total	1,645	1,117	1,372

The breakdown of the balance under this heading in the accompanying income statements by the nature of financial instruments is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Nature of the Financial Instrument	2012	2011	2010
Debt instruments	1,150	455	772
Equity instruments	(50)	(324)	(374)
Loans and advances to customers	46	37	33
Derivatives	545	876	845
Customer deposits	30	4	—
Rest	(76)	69	96
Total	1,645	1,117	1,372

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Derivatives Trading and Hedging	2012	2011	2010
Trading derivatives
Interest rate agreements	468	(208)	133
Security agreements	(65)	831	712
Commodity agreements	(3)	46	(5)
Credit derivative agreements	(49)	(11)	(63)
Foreign-exchange agreements	18	297	77
Other agreements	9	2	(1)
Subtotal	378	957	853
Hedging Derivatives Ineffectiveness
Fair value hedging	167	(31)	(8)
Hedging derivative	(464)	(112)	(127)
Hedged item	631	81	119
Cash flow hedging	—	(50)	—
Subtotal	167	(81)	(8)
Total	545	876	845

In addition, in 2012, 2011 and 2010, under the heading “Exchange differences (net)” of the income statement, net amounts of positive €373 million, positive €5 million and negative €287 million, respectively, were registered for transactions with foreign exchange trading derivatives.

45.	Other operating income and expenses

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Income	2012	2011	2010
Income on insurance and reinsurance contracts	3.657	3.317	2.597
Financial income from non-financial services	826	656	647
Of Which: Real estate companies	278	177	201
Rest of other operating income	329	271	293
Of Which: from rented buildings	57	52	59
Total	4.812	4.244	3.537

The breakdown of the balance under the heading “Other operating expenses” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Expenses	2012	2011	2010
Expenses on insurance and reinsurance contracts	2,660	2,436	1,815
Change in inventories	406	298	554
Of Which: Real estate companies	267	161	171
Rest of other operating expenses	1,664	1,303	871

Of Which: Contributions to guaranteed banks deposits funds	679	467	384
Total	4,730	4,037	3,240

46.	Administration costs

46.1	Personnel expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of Euros
Personnel Expenses	Notes	2012	2011	2010
Wages and salaries		4,348	4,023	3,643
Social security costs		678	614	555
Internal pension provisions	26.2	56	51	37
Contributions to external pension funds	26.1	85	80	84
Other personnel expenses		495	423	379
Total		5,662	5,191	4,698

The breakdown of the average number of employees in the BBVA Group in 2012, 2011 and 2010, by professional categories and geographical areas, is as follows:

	Average number of employees
Average Number of Employees by Geographical Areas (*)	2012	2011	2010
Spanish banks
Executive managers	1,129	1,115	1,084
Other line personnel	21,970	21,103	20,901
Clerical staff	4,267	4,364	4,644
Branches abroad	886	846	666
Subtotal	28,252	27,428	27,295
Companies abroad
Mexico	28,187	27,108	26,693
United States	11,070	11,361	11,033
Venezuela	5,384	5,418	5,592
Argentina	5,147	4,844	4,247
Colombia	4,679	4,439	4,317
Peru	4,851	4,675	4,379
Other	5,777	5,620	4,796
Subtotal	65,095	63,465	61,057
Pension fund managers	5,505	5,255	5,255
Other non-banking companies	15,072	13,546	11,148
Total	113,924	109,694	104,755

(*)	Turkey is not included.

The breakdown of the number of employees in the BBVA Group as of December 31, 2012, 2011 and 2010, by category and gender, is as follows:

	2012		2011		2010
Number of Employees at the period end Professional Category and Gender	Male	Female	Male	Female	Male	Female
Executive managers	1,708	355	1,723	361	1,659	338
Other line personnel	25,733	23,218	24,891	21,920	23,779	20,066
Clerical staff	27,311	37,527	26,346	35,404	26,034	35,100
Total	54,752	61,100	52,960	57,685	51,472	55,504

46.1.1	Share-based employee remuneration

The amounts registered under the heading “Personnel expenses - Other personnel expenses” in the consolidated income statements for the years 2012, 2011 and 2010, corresponding to the plans for remuneration based on equity instruments in force in each year, amounted to €60 million, €51 million and €33 million, respectively. These amounts have been registered with a balancing entry under the heading “Stockholders’ funds – Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.

The characteristics of the Group’s plans for remuneration based on equity instruments are described below.

Variable Share-based Remuneration System

BBVA’s AGM held on March 11, 2011 approved a variable share-based remuneration system for the BBVA management team, including the executive directors and members of the Management Committee (the “Variable Share-Based Remuneration System” or the “System”). Its conditions are approved each year and for 2012 they were approved by BBVA’s AGM held on March 16, 2012.

This system is based on a specific incentive for members of the Executive Team (the “Incentive”). It consists of an annual allocation to each beneficiary of a number of units that serve as the basis for determining the number of shares that may correspond to them upon settlement of the Incentive, based on the level of compliance with indicators established each year by the AGM and taking into account the total shareholder return (TSR), the Group’s recurring Economic Profit (EP) and the Group’s net adjusted attributable profit.

At the close of each year, the number of units allocated is divided into three parts, each associated to one of the indicators according to the weights determined for them at the time. Each part is then multiplied by a coefficient ranging from 0 to 2, based on a scale defined each year for each of the indicators.

The resulting shares are subject to the following retention criteria:

•	40 percent of the shares received shall be freely transferable by the beneficiaries at the time of their delivery;

•	30 percent of the shares are transferable one year after the settlement date of the incentive; and

•	The remaining 30 percent are transferable starting two years after the settlement date of the incentive.

This Incentive, together with the ordinary variable remuneration in cash that corresponds to each executive, constitutes their annual variable remuneration (the “Annual Variable Remuneration”).

In addition to the above, the Bank has a specific annual variable remuneration settlement and payment system for those Bank employees and executive managers (including executive board members and members of the Management Committee) whose professional activities may significantly influence the Bank’s risk profile or who perform control functions.

The specific settlement and payment rules for the Annual Variable Remuneration of executive board members and members of the Management Committee are described in Note 56. The following rules (“Special Settlement and Payment System”) are applied to the rest of the group mentioned above (the “Identified Staff”):

•	At least 50% of the total Annual Variable Remuneration of the executive team members of the Identified Staff shall be paid in BBVA shares.

•	The Identified Staff who are not members of the executive team shall receive 50% of their ordinary variable remuneration in BBVA shares.

•	Payment of 40% of the annual variable remuneration, in both cash and shares, shall be deferred, with the deferred amount being paid over a period of three years.

•

All shares awarded under the aforementioned rules shall not be available for one year from their award. This restriction shall be applied on the net value of the shares, after deducting the part necessary for the beneficiaries to meet their tax liabilities on the shares received. Hedging using shares that have been delivered but are unavailable and shares pending receipt shall not be permitted.

•

In addition, under certain circumstances payment of the Annual Variable Remuneration that is deferred and pending payment may be limited or even stopped, and it has been decided to update these deferred amounts.

Once the Incentive terminated, on December 31, 2012, a multiplier coefficient of 0.4475 was applied to the units assigned to the beneficiaries. These units totaled 6,780,994 as of December 31, 2012.

Multi-year Variable Remuneration Plan 2010/2011

The duration of the Multi-Year Variable Share-Based Remuneration Program for 2010-2011, approved by the AGM on March 12, 2010, was concluded on December 31, 2011. At this point, under the terms established in the Program itself and approved by the AGM, the conditions for its settlement were determined by comparing BBVA’s TSR with that of 18 of its international peers during the period that the Program was in operation. BBVA was in 4th place in the comparative table, giving a multiplier ratio of 2 to be applied to the units allocated to each beneficiary. As of December 31, 2011 the units allocated amounted to 3,215,909.

This Program incorporated some restrictions to granting shares to the beneficiaries after their settlement. These shares are available as follows:

•	40 percent of the shares received shall be freely transferable by the beneficiaries at the time of their delivery;

•	30 percent of the shares are transferable one year after the settlement date of the Program; and

•	The remaining 30 percent are transferable starting two years after the settlement date of the Program.

After this Program had been established by the AGM, Royal Decree 771/2011 was published, requiring the application of certain deferment, unavailability and limitation rules to the remuneration granted and still unpaid prior to its coming into force, and referring to services rendered since 2010.

The law meant that the requirements established under the aforementioned Royal Decree 771/2011 must be applied to the 2010-2011 Program. Therefore, the Bank’s AGM, held on March 16, 2012, approved the modification of the settlement and payment system of the 2010-2011 Program to adapt it to the terms of Royal Decree 771/2011.

These specific rules, which are described in the above section (Special Settlement and Payment System), will only be applied to those executives, including executive directors and members of the Management Committee, who are beneficiaries of this Program and whose professional activity may significantly influence the entity’s risk profile. In this case, settlement and payment of the shares corresponding to the Program will be made under the scheme defined for that effect.

The corresponding shares were delivered in the first quarter of 2012 under the stipulated conditions. Delivery has been deferred to 2013, 2014 and 2015 for the shares corresponding to the members of the Identified Staff who were beneficiaries as of the settlement date of the Program, since they were affected by the Special Settlement and Payment System.

BBVA Compass Long-Term Incentive Plan

Compass has various long-term remuneration plans with BBVA shares for members of the management team and key employees of the entity and its affiliates.

2009-2011 Plan: Upon completion of the Plan, it has been settled among its beneficiaries in 2012. In accordance with the Plan’s conditions, approved in 2009, a total of 527,999 shares have been delivered in 2012.

2010-2012 Plan: In May 2010, BBVA Compass approved a new long-term share-based remuneration plan solely for members of the executive team of BBVA Compass and its key staff, for the period 2010-2012, registering a maximum of 1,024,019 “restricted share units” to pay for the Plan.

The Plan ended on December 31, 2012 and it will be settled and delivered in 2013. The beneficiaries of this Plan who were members of the Identified Staff are also affected by the settlement and payment conditions of this program, which were also modified in order to adapt them to the Special Settlement and Payment System for the Identified Staff.

46.2	General and administrative expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
General and Administrative Expenses	2012	2011	2010
Technology and systems	745	647	551
Communications	330	289	274
Advertising	378	369	336
Property, fixtures and materials	916	839	739
Of which: Rent expenses (*)	516	470	393
Taxes other than income tax	433	356	318
Other expenses	1,304	1,207	1,091
Total	4,106	3,707	3,309

(*)	The consolidated companies do not expect to terminate the lease contracts early.

47.	Depreciation and amortization

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of Euros
Depreciation and Amortization	Notes	2012	2011	2010
Tangible assets	19	587	507	466
For own use		565	489	444
Investment properties		22	10	15
Operating lease		—	8	7
Other Intangible assets	20.2	431	334	291
Total		1,018	839	754

48.	Provisions (net)

In 2012, 2011 and 2010, the net allowances charged to the income statement under the headings “Provisions for pensions and similar obligations”, “Provisions for contingent risks and commitments”, “Provisions for taxes and other legal contingencies” and “Other provisions” in the accompanying consolidated income statements are as follows:

		Millions of Euros
Provisions (Net)	Notes	2012	2011	2010
Provisions for pensions and similar obligations	26	447	362	399
Provisions for contingent risks and commitments	7.1.8	61	(6)	22
Provisions for taxes and other legal contingencies		11	41	6
Other Provisions		132	112	47
Total		651	509	474

49.	Impairment losses on financial assets (net)

The breakdown of impairment losses on financial assets by the nature of those assets in the accompanying consolidated income statements is as follows:

		Millions of Euros
Impairment Losses on Financial Assets (Net)	Notes	2012	2011	2010
Available-for-sale financial assets	12	43	25	155
Debt securities		(3)	10	4
Other equity instruments		46	15	151
Held-to-maturity investments	14	1	—	—
Loans and receivables	7.1.8	7,936	4,201	4,563
Of which:
Recovery of written-off assets		337	327	253
Total		7,980	4,226	4,718

50.	Impairment losses on other assets (net)

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

		Millions of Euros
Impairment Losses on Other Assets (Net)	Notes	2012	2011	2010
Goodwill	20.1 - 17	54	1,444	13
Other intangible assets	20.2	—	—	—
Tangible assets	19	—	80	92
For own use		2	7	9
Investment properties		87	73	83
Inventories	22	956	358	370
Rest		24	3	14
Total		1,123	1,885	489

51.	Gains (losses) on derecognized assets not classified as non-current assets held for sale

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains and Losses on Derecognized Assets Not Classified as Non-current Assets Held for Sale	2012	2011	2010
Gains
Disposal of investments in subsidiaries	31	57	40
Disposal of tangible assets and other	23	33	17
Losses:
Disposal of investments in subsidiaries	(25)	(38)	(11)
Disposal of tangible assets and other	(25)	(6)	(5)
Total	4	46	41

52.	Gains (losses) on non-current assets held for sale

52.1	Gains (losses) on non-current assets held for sale not classified as discontinued operations

The main items included in the balance under this heading in the accompanying consolidated income statements are as follows:

		Millions of Euros
Gains (Losses) in Non-current Assets Held for Sale	Notes	2012	2011	2010
Gains for real estate		(83)	127	374
Of which:
Foreclosed		—	(9)	17
Sale of buildings for own use (Note 16.1)	16	—	95	285
Impairment of non-current assets held for sale	16	(524)	(397)	(247)
Gains (losses) on sale of investments classified as assets held for sale		(15)	—	—
Total		(622)	(270)	127

52.2	Gains (losses) on non-current assets held for sale classified as discontinued operations

The earnings generated by discontinued operations are shown below. The comparative figures have been recalculated to include the operations classified as discontinued.

	Millions of Euros
Profit or loss from discontinued operations	2012	2011	2010
Interest income/(charges)	11	8	5
Income for companies accounted for using the equity method	9	5	4
Net fee and commission income	686	529	504
Gains/losses on financial assets and liabilities	65	(3)	68
Exchange differences	—	—	(1)
Other operating income (net)	(2)	(1)	(2)
Personnel expenses	(139)	(120)	(117)
Other general administrative expenses	(89)	(86)	(83)
Depreciation and amortization	(10)	(8)	(7)
Provisions	(6)	(2)	(7)
Impairment losses on financial assets	—	—	—
Profit (loss) from operations	525	323	363
Gains (losses) on disposal of assets not classified as non-current assets held for sale	3	1	—
Profit (loss) before tax	528	324	363
Income tax	(136)	(78)	(82)
Profit (loss) from discontinued operations	393	245	281

53.	Consolidated statements of cash flows

As mentioned in Note 2.2.22, for 2012, some transactions have been reclassified to the caption “Adjustments to obtain the cash flow from operating activities: Other adjustments”. If extended to 2011 and 2010, such reclassification would not have materially changed the cash flow for such years: the cash flow from operating activities would have decreased by €1,516 million and €1,464 million for 2011 and 2010, respectively, and the cash flow from investment activities would have increased in the same amounts for such years.

Cash flows from operating activities increased in 2012 by €10,956 million. The most significant reasons for the change occurred under the headings “Financial liabilities at amortized cost”, “Available-for-sale financial assets” and “Financial instruments held for trading”.

Cash flows from financing activities decreased in 2012 by €3,492 million, with the most significant changes corresponding to the acquisition and amortization of own equity instruments, “Subordinated liabilities”, and dividend payments.

The table below shows the breakdown of the main cash flows related to investing activities as of December 31, 2012, 2011 and 2010:

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investing Activities
2012	Investments (–)	Divestments (+)
Tangible assets	1,707	—
Intangible assets	780	—
Investments	—	19
Subsidiaries and other business units	—	—
Non-current assets held for sale and associated liabilities	—	590
Held-to-maturity investments	60	853
Other settlements related to investment activities	—	—

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investing Activities
2011	Investments (–)	Divestments (+)
Tangible assets	1,313	175
Intangible assets	612	1
Investments	430	—
Subsidiaries and other business units	4,653	18
Non-current assets held for sale and associated liabilities	1,516	870
Held-to-maturity investments	—	838
Other settlements related to investment activities	—	—

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investing Activities
2010	Investments (–)	Divestments (+)
Tangible assets	1,040	261
Intangible assets	464	6
Investments	1,209	1
Subsidiaries and other business units	77	69
Non-current assets held for sale and associated liabilities	1,464	1,347
Held-to-maturity investments	4,508	—
Other settlements related to investment activities	—	—

The net cash flows attributable to the operating, investment and finance activities for discontinued operations are not significant.

54.	Accountant fees and services

The details of the fees for the services contracted by the companies of the BBVA Group in 2012 with their respective auditors and other audit companies are as follows:

Millions of Euros
Fees for Audits Conducted	2012
Audits of the companies audited by firms belonging to the Deloitte worldwide organization and other reports related with the audit (*)	19.3
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organization	3.7
Fees for audits conducted by other firms	—

(*)	Including fees belonging to annual statutory audits (€15.93 million)

In 2012, other companies in the BBVA Group contracted other services (other than audits) as follows:

Millions of Euros
Other Services Contracted	2012
Firms belonging to the Deloitte worldwide organization	3.3
Other firms	26.9

(*)	Including €1.07 million related to fees for tax services.

The services provided by our auditors meet the independence requirements established under Law 44/2002, of 22 November 2002, on Measures Reforming the Financial System and under the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC); accordingly they do not include the performance of any work that is incompatible with the auditing function.

55.	Related-party transactions

As financial institutions, BBVA and other companies in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are of little relevance and are carried out under normal market conditions.

55.1	Transactions with significant shareholders

As of December 31, 2012 there were no shareholders considered significant (see Note 27).

55.2	Transactions with BBVA Group entities

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and jointly controlled companies accounted for using the equity method (see Note 2.1) are as follows:

	Millions of euros
Balances arising from transactions with Entities of the Group	2012	2011	2010
Assets:
Loans and advances to credit institutions	189	520	87
Loans and advances to customers	820	372	457
Liabilities:
Deposits from credit institutions	—	5	—
Customer deposits	180	94	89
Debt certificates	—	—	8
Memorandum accounts:
Contingent risks	97	68	55
Contingent commitments	114	236	327

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associated and jointly controlled entities that are consolidated by the equity method, are as follows:

	Millions of euros
Balances of Income Statement arising from transactions with Entities of the Group	2012	2011	2010
Income statement:
Financial incomes	26	14	14
Financial costs	1	2	2

There were no other material effects in the consolidated financial statements arising from dealings with these companies, other than the effects from using the equity method (see Note 2.1) and from the insurance policies to cover pension or similar commitments, as described in Note 26. As of December 31, 2012, the notional amount of the derivatives arranged by the BBVA Group with those companies amounted to €2,342 million (of which €2,254 million corresponded to futures transactions with the CITIC Group.

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

As of December 31, 2012 and 2011 there were no loans granted by the Group’s credit institutions to the members of the Bank’s Board of Directors (€531 thousand as of December 31, 2010). As of December 31, 2012, 2011 and 2010, the amount disposed of the loans granted by the Group’s entities to the members of the Management Committee (excluding the executive directors) amounted to €7,401, €6,540 and €4,924 thousand, respectively.

As of December 31, 2012, 2011 and 2010, the amount disposed of the loans granted to parties related to the members of the Bank’s Board of Directors amounted to €13,152, €20,593 and €28,493 thousand, respectively. As of these dates, there were no loans granted to parties linked to members of the Bank’s Management Committee.

As of December 31, 2012, 2011 and 2010 no guarantees had been granted to any member of the Board of Directors.

As of December 31, 2012 and 2010, no guarantees had been granted to any member of the Management Committee, and the amount of guarantees granted as of December 31, 2011 totaled €9 thousand.

As of December 31, 2012, 2011 and 2010, the amount disposed for guarantee and commercial loan transactions arranged with parties related to the members of the Bank’s Board of Directors and Management Committee totaled €3,327, €10,825 and €4,424, thousand, respectively.

55.4	Transactions with other related parties

In 2012, 2011 and 2010, the Group did not perform any transactions with other related parties that did not belong to the normal course of their business, that were not under market conditions or that were relevant for the consolidated equity, financial situation or earnings of the BBVA Group.

56.	Remuneration and other benefits of the Board of Directors and Members of the Bank’s Management Committee

•	Remuneration of non-executive directors

The remuneration paid to non-executive directors who were members of the Board of Directors during 2012 is indicated below, broken down by type of remuneration:

	Thousands of Euros
Remuneration of Non-Executive Directors	Board of Directors	Executive Committee	Audit Committee	Risk Committee	Appointments Committee	Compensation Committee	Total
Tomás Alfaro Drake	129	—	71	—	102	—	302
Juan Carlos Álvarez Mezquíriz	129	167	—	—	41	—	336
Ramón Bustamante y de la Mora	129	—	71	107	—	—	307
José Antonio Fernández Rivero (1)	129	—	—	214	41	—	383
Ignacio Ferrero Jordi	129	167	—	—	—	43	338
Belén Garijo López (2)	107	—	24	—	—	—	131
Carlos Loring Martinez de Irujo	129	—	71	—	—	107	307
José Maldonado Ramos	129	167	—	—	41	43	379
Enrique Medina Fernández	129	167	—	107	—	—	402
Jose Luis Palao García-Suelto	129	—	179	107	—	—	414
Juan Pi Llorens	129	—	—	107	—	43	278
Susana Rodríguez Vidarte	129	—	71	—	41	43	284
Total	1,523	667	488	642	265	278	3,863

(1)	Mr. José Antonio Fernández Rivero, apart from the amounts detailed in the table above, also received a total of € 652 thousand in early retirement benefit as a former director of BBVA.
(2)	Ms. Belén Garijo López was appointed as director of BBVA on March 16, 2012 and member of the Audit Committee on September 26, 2012.

•	Remuneration of executive directors

The remuneration paid to executive directors of the Bank in 2012 is indicated below, broken down by type of remuneration:

	Thousands of Euros
Remuneration of Executive Directors	Fixed Remuneration	Variable Remuneration (1)	Total Cash (2)	Variable Remuneration in BBVA Shares (1)
Chairman and CEO	1,966	1,000	2,966	155,479
President and COO	1,748	636	2,384	98,890
Total	3,714	1,636	5,350	254,369

(1)	These amounts correspond to Variable Annual Remuneration for 2011 and received in 2012. The Annual Variable Remuneration is made up of ordinary variable remuneration in cash and variable remuneration paid in shares, based on the Incentive for the executive team of the BBVA Group, whose settlement and payment conditions are detailed below.
(2)	In addition, the executive directors were paid remunerations in kind and in other forms in 2012 for a total amount of €36 thousand, of which €12 thousand correspond to the Chairman and CEO and €24 thousand to the President and COO.

In 2012 the executive directors received the fixed remuneration corresponding to that year and 50% of the Annual Variable Remuneration in cash and shares for 2011, under the settlement and payment system agreed by the AGM held on March 11, 2011.

This settlement and payment system for the Annual Variable Remuneration (“Settlement and Payment System”) is applied to all categories of employees who carry out professional activities with a material impact on the Bank’s risk profile or who perform control functions. It also establishes the following conditions for executive directors and other members of the Management Committee:

•	At least 50% of the total Annual Variable Remuneration shall be paid in BBVA shares.

•	Payment of 50% of the variable remuneration, in both cash and shares, shall be deferred, with the deferred amount being paid over a period of three years.

•

All shares awarded under the aforementioned rules shall not be available for one year from their award. This restriction shall be applied on the net value of the shares, after deducting the part necessary for the beneficiaries to meet their tax liabilities on the shares received.

•

In addition, under certain circumstances payment of the Annual Variable Remuneration that is deferred and pending payment may be limited or even stopped, and it has been decided to update these deferred amounts.

•	Deferred part of the Variable Remuneration for 2011

Under the Settlement and Payment System, payment of the remaining 50% of the Annual Variable Remuneration of the executive directors for 2011 has been deferred for a 3-year period, to be paid out in thirds during the first quarter of 2013, 2014 and 2015, under the aforementioned conditions. As a result, after the corresponding update, on 2013 the executive directors will be paid €364,519 and 51,826 shares in the case of the Chairman and CEO, and €231,848 and 32,963 shares in the case of the President and COO. Payment of the remaining two-thirds of the deferred part of the Variable Remuneration for 2011 has been deferred until the first quarter of 2014 and 2015, each third representing an amount of €333,244 and 51,826 BBVA shares in the case of the Chairman and CEO, and €211,955 and 32,963 BBVA shares in the case of the President and COO.

•	Annual Variable Remuneration for 2012

At the close of 2012, the Annual Variable Remuneration for the executive directors corresponding to that year has been determined by applying the conditions established by the AGM. Thus, in the first quarter of 2013, the executive directors will receive 50% of this remuneration, amounting to €785,028 and 108,489 BBVA shares in the case of the Chairman and CEO and €478,283 and 66,098 BBVA shares in the case of the President and COO. Payment of the remaining 50% has been deferred for a 3-year period. In the first quarter of 2014, 2015 and 2016, the Chairman and CEO will be paid €261,676 and 36,163 BBVA shares, while the President and COO will receive €159,428 and 22,032 BBVA shares.

Payment of the deferred part of the Annual Variable Remuneration for 2012 is subject to the conditions set out in the Settlement and Payment System established in accordance with the resolution adopted by the AGM.

As of December 31, 2012, these amounts were recognized under the heading “Other liabilities - Accrued interest” of the consolidated balance sheet.

•	Remuneration of the members of the Management Committee (*)

The remuneration paid in 2012 to the members of BBVA’s Management Committee amounted to a total of €8,563 in fixed remuneration and €3,142 thousand and 485.207 BBVA shares in variable remuneration.

In addition, the members of the Management Committee received remuneration in kind and other items totaling €729 thousand, in 2012.

The amounts received as variable remuneration in 2012 amount to 50% of the Annual Variable Remuneration for 2011 for this group, under the Settlement and Payment System approved by the AGM in March 2011.

Payment of the remaining 50% of the Annual Variable Remuneration for 2011 has been deferred for a 3-year period, to be paid out in thirds during the first quarter of 2013, 2014 and 2015, under the aforementioned conditions. As a result, after the corresponding update, in 2013 the members of the Management Committee as a whole will be paid €1,120 thousand and 158,214 BBVA shares. Payment of the remaining two-thirds of the deferred part of the Variable Remuneration for 2011 has been deferred until the first quarter of 2014 and 2015, each third representing the amount of €1,024 thousand and 158,214 BBVA shares.

(*)	This section includes aggregate information on the members of the Management Committee who held this position as of December 31, 2012 (13 members, including the deferments pending for the members of the Management Committee who joined in 2012), excluding the executive directors.

•	Multi-Year Variable Share-Based Remuneration Program for 2010-2011

Under the Settlement and Payment System agreed by the 2012 AGM for the Multi-Year Variable Share-Based Remuneration Program for 2010-2011 (hereinafter “the Program” or “2010-2011 ILP”) approved by the AGM on March 12, 2010, in 2012 the executive directors and remaining members of the Management Committee received 50% of the shares due to them under the settlement of the Program, i.e. 105,000 BBVA shares for the Chairman and CEO, 90,000 BBVA shares for the President and COO and 329,000 shares for all the remaining members of the Management Committee.

The remaining 50% of the shares resulting from the settlement of the “2010-2011 ILP” corresponding to the executive directors and the rest of the members of the Management Committee have been deferred, to be paid out in thirds in 2013, 2014 and 2015. As a result, in 2013 the executive directors will be paid as follows: 35,000 shares for the Chairman and CEO and 30,000 shares for the President and COO, in addition to an amount in cash of €15 thousand in the case of the Chairman and CEO and €13,000 in the case of the President and COO as a result of the update. Delivery of the remaining two-thirds of the deferred part of the 2010-2011 ILP has been deferred, so that the Chairman and CEO will be paid 35,000 shares and the President and COO will receive 30,000 shares in the first quarter of 2014 and 2015.

The rest of the members of the Management Committee will receive 106,998 shares in 2013, in addition to €45 thousand resulting from the corresponding update. Delivery to this group of the remaining two-thirds of the deferred shares for 2014 and 2015 has been deferred.

•	Scheme for remuneration for non-executive directors with deferred distribution of shares

BBVA has a remuneration system with deferred distribution of shares in place for its non-executive directors that was approved by the AGM held on March 18, 2006 and renewed for an additional 5-year period through a resolution of the AGM held on March 11, 2011.

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

The shares will be delivered to each beneficiary, as appropriate, on the date he or she leaves the position of director for any reason except serious breach of duties.

The number of “theoretical shares” allocated in 2012 to the non-executive directors who are beneficiaries of the deferred share distribution system, corresponding to 20% of the total remuneration received by each in 2011, is as follows:

	Theoretical Shares assigned in 2012	Accumulated Theoretical Shares as of December 31, 2012
Tomás Alfaro Drake	8,987	28,359
Juan Carlos Álvarez Mezquíriz	10,061	57,534
Ramón Bustamante y de la Mora	9,141	54,460
José Antonio Fernández Rivero	11,410	50,224
Ignacio Ferrero Jordi	10,072	58,117
Carlos Loring Martínez de Irujo	9,147	42,245
José Maldonado Ramos	10,955	17,688
Enrique Medina Fernández	11,979	73,293
Jose Luis Palao García-Suelto	9,355	9,355
Juan Pi Llorens	2,712	2,712
Susana Rodríguez Vidarte	8,445	39,484
Total	102,264	433,471

•	Pension commitments

Under rule 78 of IAS 19, at the close of 2012 the situation in the high-quality corporate bond markets required an update of the interest rates used by the entities to discount post-employment benefits. Without changing the commitments assumed by the Bank, this has resulted in an increase in the amount of the provisions needed to cover them and the amounts to be provisioned in 2012.

Thus, the provisions registered as of December 31, 2012 for pension commitments to the President and COO amount to €22,703 thousand. Of this amount, under current accounting regulations, €1,701 have been provisioned in 2012 against earnings and €4,307 thousand against equity in order to adapt the interest rate assumption used for the valuation of pension commitments in Spain. As of that date there are no further pension commitments with the executive directors.

As for the rest of the members of the Management Committee, the provisions registered as of December 31, 2012 for pension commitments amount to €80,602 thousand. Of this amount, under current accounting regulations, €13,077 thousand have been charged in 2012 against earnings and €17,347 thousand against equity in order to adapt the aforementioned interest rate assumption.

Also, €117 thousand in insurance premiums were paid on behalf of non-executive directors who are members of the Board of Directors.

•	Termination of the contractual relationship

There were no commitments as of December 31, 2012 for the payment of compensation to executive directors.

In the case of the President and COO, the contract lays down that in the event that he lose this status due to a reason other than his own will, retirement, disability or dereliction of duty, he shall take early retirement with a pension, which can be received as a life annuity or lump sum equivalent to 75% of his pensionable salary if this occurs before he reaches the age of 55, or 85% after that age.

In 2012, one member of the Management Committee left the Group, as a result of which he received a payment of €1,302 thousand.

57.	Detail of the Directors’ holdings in companies with similar business activities

Pursuant to article 229.2 of the Spanish Corporations Act, as of December 31, 2012 no member of BBVA’s Board of Directors had a direct or indirect ownership interest in companies engaging in an activity that is identical, similar or complementary to the corporate purpose of BBVA, except for Ms. Belén Garijo López, who on that date held a direct holding of 3,350 shares in Bankia, S.A., Mr. José Luis Palao García-Suelto, who on that date held a direct holding of 4,364 shares in Banco Santander, S.A. and 5,491 shares in Caixabank, S.A., and Mr. Ignacio Ferrero Jordi, who on that date held a direct holding of 2,500 shares in Deutsche Bank, AG, 2,808 shares in Credit Suisse, AG and 6,750 shares in UBS, AG. In addition, no member of the Bank’s Board of Directors holds positions or functions in those companies.

Furthermore, as of December 31, 2012, individuals associated with the members of the Bank’s Board of Directors were holders of 135,982 shares of Banco Santander, S.A., 4,500 shares of Bank of America Corporation and 414 shares of Banco Español de Crédito, S.A. (Banesto) and 3 shares of Bankinter, S.A.

58.	Other information

58.1	Environmental impact

Given the activities in which the BBVA companies engages, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of December 31, 2012, there is no item in the Group’s accompanying consolidated financial statements that requires disclosure in an environmental information report pursuant to Ministry of Economy Order JUS/206/2009 dated January 28, implementing new forms for the use of entities obliged to publish such information, and no specific disclosure of information on environmental matters is included in these statements.

58.2	Breakdown of agents of credit institutions

The list of BBVA agents as required by Article 22 of Royal Decree 1245/1995 dated July 14, of the Ministry of Economy and Finance, is included in the Bank’s individual financial statements for 2012.

58.3	Report on the activity of the Customer Care Service and the Customer Ombudsman

The report on the activity of the Customer Care Service and the Customer Ombudsman required pursuant to Article 17 of Ministry of Economy Order ECO/734/2004 of March 11, 2004 is included in the Management Report accompanying the consolidated annual financial statements for 2012.

58.4	Reporting requirements of the Spanish National Securities Market Commission (CNMV)

Dividends paid in the year

The table below presents the dividends per share paid in cash in 2012, 2011 and 2010 (cash basis accounting, regardless of the year in which they were accrued), but without including other shareholder remuneration, such as the “Dividend Option”. See Note 4 for a complete analysis of all remuneration awarded to shareholders during 2012 and 2011.

	2012			2011			2010
Dividends Paid (*) (“Dividend Option” not included)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)
Ordinary shares	41%	0.20	1,029	39%	0.19	859	67%	0.33	1,237
Rest of shares	—	—	—	—	—	—	—	—	—
Total dividends paid in cash (*)	41%	0.20	1,029	39%	0.19	859	67%	0.33	1,237
Dividends with charge to income	41%	0.20	1,029	39%	0.19	859	67%	0.33	1,237
Dividends with charge to reserve or share premium	—	—	—	—	—	—	—	—	—
Dividends in kind	—	—	—	—	—	—	—	—	—

(*)	Only included dividends paid in cash each year (cash-flows criteria), regardless of the year there were accrued.

Earnings and ordinary income by business segment

The detail of the consolidated profit for the years 2012, 2011 and 2010 for each operating segment is as follows:

	Millions of Euros
Profit attributable by Operating Segments	2012	2011	2010
Spain	(1,267)	1,352	2,210
Eurasia	950	1,031	575
Mexico	1,821	1,711	1,683
South America	1,347	1,007	889
The United States	475	(691)	260
Subtotal operating segments	3,326	4,410	5,617
Corporate Activities	(1,649)	(1,405)	(1,011)
Profit attributable to parent company	1,677	3,004	4,606
Non-assigned income	—	—	—
Elimination of interim income (between segments)	—	—	—
Other gains (losses) (*)	651	481	389
Income tax and/or profit from discontinued operations	(668)	(39)	1,064
Operating profit before tax	1,660	3,446	6,059

(*)	Profit attributable to non-controlling interests

For the years 2012, 2011 and 2010 the detail of the BBVA Group’s ordinary income () for each operating segment, which is made up of the “Interest and similar income”, “Dividend income”, “Fee and commission income”, “Net gains (losses) on financial assets and liabilities” and “Other operating income”, is as follows:

	Millions of Euros
Ordinary Income by Operating Segment	2012	2011	2010
Spain	6,784	6,328	7,072
Eurasia	2,210	1,961	1,060
Mexico	5,758	5,321	5,278
South America	5,363	4,101	3,402
The United States	2,395	2,324	2,583
Corporate Activities	(69)	(8)	939
Adjustments and eliminations of ordinary income between segments	—	—	—
Total Ordinary Income BBVA Group	22,441	20,027	20,334

Issuances by market type

Changes in debt certificates (including bonds) and subordinated liabilities (see Note 23.3) in 2012, 2011 and 2010 by the type of market in which they were issued are as follows:

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2012	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other (*)	Balance at the End
Debt certificates issued in the European Union	85,924	50,469	(70,027)	19,602	85,968
With information brochure	85,855	50,469	(70,027)	19,602	85,899
Without information brochure	69	—	—	—	69
Other debt certificates issued outside the European Union	11,425	4,380	(3,232)	502	13,075
Total	97,349	54,850	(73,259)	20,104	99,043

(*)	of which 7,750 millions of euros are due to the acquisition of Unnim.

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2011	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	93,166	104,734	(97,115)	(14,861)	85,924
With information brochure	93,110	104,721	(97,115)	(14,861)	85,855
Without information brochure	56	13	—	—	69
Other debt certificates issued outside the European Union	9,433	2,375	(527)	144	11,425
Total	102,599	107,109	(97,642)	(14,717)	97,349

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2010	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	107,068	129,697	(149,965)	3,768	90,568
With information brochure	107,034	129,697	(149,962)	3,768	90,537
Without information brochure	34	—	(3)	—	31
Other debt certificates issued outside the European Union	10,748	2,622	(2,097)	758	12,031
Total	117,816	132,319	(152,062)	4,526	102,599

Interest and income by geographical area

The breakdown of the balance of “Interest and Similar Income” in the accompanying consolidated income statements by geographical area is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Geographical Area	2012	2011	2010
Domestic market	9,793	9,584	8,906
Foreign	16,469	14,596	12,224
European Union	315	843	744
Rest of OECD	9,551	8,372	7,414
Rest of countries	6,603	5,381	4,066
Total	26,262	24,180	21,130

Average number of employees by gender

The breakdown of the average number of employees in the BBVA Group in 2012, 2011 and 2010, by gender, is as follows:

Average Number of Employees	2012		2011		2010
Breakdown by Gender	Male	Female	Male	Female	Male	Female

Average Number of Employees BBVA Group	53,815	60,109	52,664	57,030	50,804	53,951
Of which:
BBVA, S.A.	15,440	11,557	15,687	11,531	15,616	11,218

59.	Subsequent events

Subsequent to the close of the year, on January 31, 2013 the Boards of Directors of the companies Unnim Banc, S.A. (Sociedad Unipersonal) (hereinafter “Unnim”) and Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “BBVA”) will decide on the approval of the project for the takeover of Unnim by BBVA and the subsequent transfer of all of Unnim’s equity interest to BBVA, which will acquire all the rights and obligations of the merged company through universal succession.

If the merger project was approved by both Boards of Directors, the merger agreement has been approved in the AGMs of the companies involved in the merger, in the first quarter of 2013. Given that the merged company is fully owned by Banco Bilbao Vizcaya Argentaria, S.A., in accordance with Article 49.1 of Act 3/2009, dated April 3, on the structural modifications of trading corporations, it will not be necessary for Banco Bilbao Vizcaya Argentaria, S.A. to carry out any stock capital increase, or for reports on the merger proposal to be prepared by the managers of the companies involved in the merger or by independent experts.

Under the powers delegated by the Company’s AGM held on March 16, 2012, the same Board of Directors meeting on January 31, 2013 also submit for approval under point five of the agenda, an agreement for the issue of debentures convertible into ordinary BBVA shares, excluding the preemptive subscription right.

Because of the agreement was approved, and for the purposes set out in articles 414, 417 and 511 of the Spanish Corporations Act, the mandatory Directors report explaining the conversion conditions and types will be issued, justifying the proposal for the abolition of the pre-emptive subscription right, to be accompanied, as appropriate, by another report drafted by an auditor other than the company’s auditor, appointed for this purpose by the Companies Register.

AFP Provida

On February, 1, 2013, we reached an agreement (the “Agreement”) with MetLife, Inc., for the sale of our stake in the Chilean pension fund manager Administradora de Fondos de Pensiones Provida S.A. (“AFP Provida”), representing 64.3% of the share capital of AFP Provida.

Pursuant to the terms of the Agreement and the closing of the transaction is subject to the satisfaction of certain conditions and the receiption of regulatory approvals both in Chile and Ecuador. We expect that the closing of the transaction will take place in the second half of 2013 and that the capital gain net of taxes arising from the transaction will amount to approximately €500 million.

BBVA Seguros

On February, 1, 2013, through our insurance subsidiary BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS (“BBVA SEGUROS”), we have entered into a 90% quota share reinsurance agreement with the reinsurance entity SCOR GLOBAL LIFE REINSURANCE IRELAND PLC (“SCOR GLOBAL LIFE”) for BBVA SEGUROS’ life insurance portfolio underwritten until 31 December 2012.

By virtue of this agreement, BBVA SEGUROS will receive a reinsurance commission of approximately 630 million Euros. This transaction creates a gross extraordinary result for the BBVA Group of approximately the same amount.

Announcement 2013 “Dividend Option”

In execution of the 2013 “Dividend Option” scheme described under Note 4, on April 3, 2013, the Executive Committee of the Board of Directors will execute the first free-of-charge capital increase in accordance with the terms approved by the ordinary General Shareholder’s Meeting held on March 16, 2002. This free of charge capital increase gives BBVA shareholders the option to receive new shares of BBVA or the reive a cash remuneration of €0.12 per share.

The closing for thid free-of-charge capital increase is expected to take place on May 2, 2013. Therefore, as of the date of the preparation of these annual consolidated financial statements, there has been no change to the capital stock.

From January 1, 2013 to the date of preparation of these consolidated Financial Statements, no other subsequent events not mentioned above in these Financial Statements have taken place that significantly affect the Group’s earnings or its equity position. The most significant events mentioned in the Financial Statements are the sale of Afore Bancomer (see Note 3) and the payment of the second interim dividend (see Note 4).

Appendices

APPENDIX I

Additional information on consolidated subsidiaries composing the BBVA Group

						Thousands of Euros (*)
			% Controlled by the Bank			Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA,S.A. (AFP PROVIDA) (****)	CHILE	PENSION FUNDS MANAGEMENT	12.70	51.62	64.32	318,504	642,259	129,123	346,404	166,732
ADMINISTRADORA DE FONDOS PARA EL RETIRO-BANCOMER, S.A DE C.V. (****)	MEXICO	PENSION FUNDS MANAGEMENT	17.50	82.50	100.00	403,834	308,914	76,200	130,886	101,828
AFP GENESIS ADMINISTRADORA DE FONDOS Y FIDEICOMISOS, S.A. (****)	ECUADOR	PENSION FUNDS MANAGEMENT	—	100.00	100.00	5,852	9,699	3,844	2,110	3,745
AFP HORIZONTE, S.A. (****)	PERU	PENSION FUNDS MANAGEMENT	24.85	75.15	100.00	63,173	116,328	40,872	44,427	31,029
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	75.00	5.00	80.00	2,063	11,087	5,110	4,206	1,771
AMERICAN FINANCE GROUP, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	15,828	16,780	951	15,830	(1)
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	150,170	555,316	424,992	188,772	(58,448)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	REAL ESTATE	—	100.00	100.00	4,387	20,507	15,402	4,885	220
ANIDA GRUPO INMOBILIARIO, S.L. (**)	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	—	(889,048)	1,954,174	(857,967)	(1,985,255)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	—	100.00	100.00	106,983	92,369	4	92,454	(89)
ANIDA OPERACIONES SINGULARES, S.A. (***)	SPAIN	REAL ESTATE	—	100.00	100.00	(3,184,111)	4,502,021	7,659,415	(1,391,673)	(1,765,721)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	90,881	136,228	45,315	91,617	(704)
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	1,312	2,308	1,004	956	348
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	—	100.00	100.00	(6,471)	19,556	33,856	(3,295)	(11,005)
APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	CHILE	SERVICES	—	100.00	100.00	371	884	512	188	184
APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	962	10,960	9,996	181	783
APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	100	1,995	1,894	8	93
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.- ATA	MEXICO	SERVICES	100.00	—	100.00	30,369	176,086	116,461	47,050	12,575
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	737,186	739,078	1,892	732,175	5,011
ARRAHONA AMBIT, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	—	91,900	110,370	3,784	(22,254)
ARRAHONA IMMO, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	—	368,870	322,854	81,593	(35,577)
ARRAHONA NEXUS, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	—	263,862	311,980	8,286	(56,404)
ARRAHONA RENT, S.L.U.	SPAIN	REAL ESTATE	—	100.00	100.00	—	11,514	70	13,788	(2,344)
ARRELS CT FINSOL, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	—	310,693	327,488	68,466	(85,261)
ARRELS CT LLOGUER, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	371	40,188	43,852	4,327	(7,991)
ARRELS CT PATRIMONI I PROJECTES, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	—	180,842	197,229	(2,157)	(14,230)
ARRELS CT PROMOU, S.A.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	63,000	85,956	60,944	53,881	(28,869)
AUMERAVILLA, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	2,048	2,621	764	926	931
BAHIA SUR RESORT, S.C.	SPAIN	INACTIVE	99.95	—	99.95	1,436	1,438	15	1,423	—
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANKING	54.11	44.81	98.92	19,464	1,609,005	1,371,845	209,469	27,691
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	47.22	52.78	100.00	320,663	6,203,336	5,873,026	389,523	(59,213)
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	—	68.18	68.18	707,505	14,741,551	13,703,323	933,954	104,274
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	—	100.00	100,451	2,094,644	1,947,251	126,278	21,115
BANCO CONTINENTAL, S.A. (1)	PERU	BANKING	—	46.12	46.12	1,158,070	14,762,318	13,506,854	888,008	367,456
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	—	99.86	99.86	15,173	19,101	170	18,626	305
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	—	100.00	100.00	1,595	1,131,700	1,108,123	5,031	18,546
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	—	99.93	99.93	97,220	100,746	1,487	54,433	44,826
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	16,511	18,006	91	17,764	151
BANCO PROVINCIAL OVERSEAS N.V. (2)	CURAÇAO	BANKING	—	100.00	100.00	67,581	337,501	268,332	40,716	28,453
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	VENEZUELA	BANKING	1.85	53.75	55.60	494,037	19,976,746	18,089,735	1,154,214	732,797

(*)	Information on foreign companies at exchange rate on December 31, 2012
(**)	This company has an equity loan from BBVA, S. A.
(***)	This company has an equity loan from ANIDA GRUPO INMOBILIARIO, S. L. In addition, the company has recognized impairment losses arising in its annual accounts due to property, real estate and stocks, which according to Royal Decree-Law 5/2010 of March 31, are not counted for purposes of Article 363 of the Companies Act Capital.
(****)	Non-current as sets held for sale
(1)	Proportionate consolidation method is used according to accounting rules (see Glossary)
(2)	The ownership percentage is 48%, however proportionate consolidation method is used (see Glossary)

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

						Thousands of Euros (*)
			% Controlled by the Bank			Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	1,994	2,312	318	1,996	(2)
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	5,196	7,754	2,558	3,230	1,966
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	28	31	1	34	(4)
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	25,232	62,084	36,674	15,826	9,584
BBV AMERICA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	479,328	1,784,007	107	1,567,539	216,361
BBVA & PARTNERS SICAV SIF EQUITY ARBITRAGE MASTER SIF	LUXEMBOURG	VARIABLE CAPITAL	100.00	—	100.00	1,500	1,554	54	1,467	33
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	2,656	3,326	669	913	1,744
BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	13,957	34,160	20,202	9,463	4,495
BBVA ASSET MANAGEMENT CONTINENTAL S.A. SAF (1)	PERU	FINANCIAL SERVICES	—	46.10	46.10	13,071	16,402	3,331	10,166	2,905
BBVA ASSET MANAGEMENT, S.A. SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	FINANCIAL SERVICES	—	100.00	100.00	36,813	42,137	5,300	27,169	9,668
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	FINANCIAL SERVICES	17.00	83.00	100.00	11,436	84,929	58,398	12,170	14,361
BBVA AUTOMERCANTIL, COMERCIO E ALUGER DE VEICULOS AUTOMOVEIS,LDA.	PORTUGAL	FINANCIAL SERVICES	100.00	—	100.00	6,718	32,898	26,464	7,916	(1,482)
BBVA AUTORENTING SPA (****)	ITALY	SERVICES	—	100.00	100.00	14,857	286,769	254,083	36,481	(3,795)
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	—	100.00	100.00	64,200	12,349,982	12,276,270	73,197	515
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.61	30.38	75.99	157,370	6,816,365	6,024,011	576,098	216,256
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	34,018	53,597	19,577	15,137	18,883
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	56,766	298,564	241,799	44,246	12,519
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	614	62,542	61,928	540	74
BBVA BANCOMER USA, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.00	100.00	37,468	35,419	(2,217)	26,117	11,519
BBVA BANCOMER, S.A.,INSTITUCION DE BANCA MÚLTIPLE, GRUPO FINANCIERO BBVA BANCOMER	MEXICO	BANKING	—	100.00	100.00	6,824,095	75,845,053	69,048,794	5,424,644	1,371,615
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRASIL	BANKING	100.00	—	100.00	16,266	42,298	4,497	36,268	1,533
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	297	24,457	11,758	7,264	5,435
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	60	37,024	36,643	412	(31)
BBVA CARTERA DE INVERSIONES,SICAV,S.A.	SPAIN	VARIABLE CAPITAL	60.16	39.84	100.00	118,460	128,936	172	123,837	4,927
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.20	19.23	95.43	376,587	13,099,342	11,873,595	1,033,377	192,370
BBVA COMERCIALIZADORA LTDA.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	2,079	4,727	2,649	114	1,964
BBVA COMPASS BANCSHARES, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.00	100.00	8,294,484	8,390,706	96,222	7,912,518	381,966
BBVA COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	9,007	54,910	45,902	8,957	51
BBVA COMPASS INSURANCE AGENCY, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	109,790	112,135	2,348	100,995	8,792
BBVA COMPASS INVESTMENT SOLUTIONS, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	74,905	86,496	11,590	63,540	11,366
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	7,571	78,459	53,212	18,411	6,836
BBVA CONSULTING ( BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	—	100.00	100.00	477	1,299	455	692	152
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	—	100.00	100.00	4,364	4,806	430	4,335	41
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	CHILE	FINANCIAL SERVICES	—	100.00	100.00	30,860	33,950	3,087	21,252	9,611
BBVA CORREDORES DE BOLSA LIMITADA	CHILE	SECURITIES DEALER (REAL ESTATE)	—	100.00	100.00	46,208	505,705	459,498	50,663	(4,456)
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	2,186	7,533	4,025	3,377	131
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	—	100.00	100.00	621	680	59	157	464
BBVA FACTORING LIMITADA (CHILE)	CHILE	FINANCIAL SERVICES	—	100.00	100.00	7,515	82,206	74,690	6,692	824
BBVA FINANCE (UK), LTD.	UNITED KINGDOM	FINANCIAL SERVICES	—	100.00	100.00	3,324	11,861	16	11,918	(73)
BBVA FINANZIA, S.p.A	ITALIA	FINANCIAL SERVICES	100.00	—	100.00	40,017	807,199	779,754	36,497	(9,052)

(*)	Information on foreign companies at exchange rate on December 31, 2012
(1)	Proportionate consolidation method is used according to accounting rules (see Glossary)
(****)	Non-current as sets held for sale

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

						Thousands of Euros (*)
			% Controlled by the Bank			Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
COMUNES DE INVERSIÓN.	ARGENTINA	FINANCIAL SERVICES	—	100.00	100.00	9,527	12,920	3,391	7,268	2,261
BBVA FRANCES VALORES SOCIEDAD DE BOLSA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	100.00	100.00	2,418	3,060	621	2,066	373
BBVA FUNDOS, S.Gestora Fundos Pensoes,S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.00	100.00	998	11,592	298	10,202	1,092
BBVA GEST, S.G.DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.00	100.00	998	7,561	105	7,360	96
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	—	100.00	—	476,466	472,681	3,712	73
BBVA GLOBAL MARKETS B.V.	NETHERLANDS	FINANCIAL SERVICES	100.00	—	100.00	90	388,913	388,849	66	(2)
BBVA HORIZONTE PENSIONES Y CESANTIAS, S.A. (****)	COLOMBIA	PENSION FUNDS MANAGEMENT	78.52	21.44	99.96	62,061	235,182	49,891	147,066	38,225
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL ESTATE	—	68.11	68.11	5,192	44,236	36,612	8,114	(490)
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	39,205	365,072	318,904	43,621	2,547
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	—	100.00	1	11,772	9,212	2,529	31
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	60	1,721,489	1,720,787	720	(18)
BBVA INVERSIONES CHILE, S.A.	CHILE	FINANCIAL SERVICES	61.22	38.78	100.00	617,330	1,647,970	2,261	1,393,591	252,118
BBVA IRELAND PLC	IRELAND	FINANCIAL SERVICES	100.00	—	100.00	180,381	613,711	423,054	183,117	7,540
BBVA LEASIMO - SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.00	100.00	9,385	21,130	11,745	10,114	(729)
BBVA LUXINVEST, S.A.	LUXEMBOURG	INVESTMENT COMPANY	36.00	64.00	100.00	255,843	321,601	21,287	289,273	11,041
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	—	100.00	100.00	60	101,478	91,195	6,092	4,191
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	95.00	—	95.00	—	—	—	—	—
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	100.00	—	100.00	22,598	1,251,671	1,109,556	123,176	18,939
BBVA PARTICIPACIONES MEJICANAS, S.L.	SPAIN	INVESTMENT COMPANY	99.00	1.00	100.00	57	146	—	146	—
BBVA PATRIMONIOS GESTORA SGIIC, S.A.	SPAIN	FINANCIAL SERVICES	99.98	0.02	100.00	3,907	13,460	3,528	4,783	5,149
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.00	—	100.00	12,922	65,991	36,795	15,737	13,459
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERVICES	80.00	20.00	100.00	1	508	2	515	(9)
BBVA PROPIEDAD, S.A.	SPAIN	REAL ESTATE INVESTMENT COMPANY	—	100.00	100.00	1,262,184	1,337,190	15,747	1,348,713	(27,270)
BBVA RE LIMITED	IRELAND	INSURANCES SERVICES	—	100.00	100.00	656	82,801	58,076	18,330	6,395
BBVA RENTAS E INVERSIONES LIMITADA	CHILE	INVESTMENT COMPANY	—	100.00	100.00	175,966	175,972	6	136,384	39,582
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERVICES	5.94	94.06	100.00	20,546	806,443	741,540	57,641	7,262
BBVA RENTING, SPA (****)	ITALY	SERVICES	—	100.00	100.00	1,755	96,842	93,023	3,046	773
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	56,911	99,916	36,786	73,444	(10,314)
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	9,536	62,701	46,316	15,509	876
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	13,885	460,628	369,690	64,239	26,699
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCES SERVICES	—	100.00	100.00	93,590	312,185	218,387	57,449	36,349
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	94.30	5.65	99.95	411,099	14,116,608	13,637,423	194,190	284,995
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	60	15,110,771	15,109,424	1,142	205
BBVA SERVICIOS CORPORATIVOS LIMITADA	CHILE	FINANCIAL SERVICES	—	100.00	100.00	6,106	12,492	6,386	193	5,913
BBVA SERVICIOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	354	11,443	2,443	7,031	1,969
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERVICES	—	97.49	97.49	20,214	69,519	48,782	18,508	2,229
BBVA SOLUCIONES AVANZADAS DE ASESORAMIENTO Y GESTION, S.L. (**)	SPAIN	SERVICES	—	100.00	100.00	4,374	5,392	1,612	6,256	(2,476)
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	130	287,218	286,491	624	103
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.72	60.28	100.00	66,905	1,354,711	898,580	431,987	24,144
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	6,379	24,480	11,035	13,438	7

(*)	Information on foreign companies at exchange rate on December 31, 2012
(**)	This company has an equity loan from Blue Indico Investments, S.L.
(****)	Non-current as sets held for sale

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

						Thousands of Euros (*)
			% Controlled by the Bank			Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	350	2,895,485	2,895,372	190	(77)
BBVA USA BANCSHARES, INC	UNITED STATES	INVESTMENT COMPANY	100.00	—	100.00	8,493,414	8,315,328	71	7,933,791	381,466
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER (REAL ESTATE)	—	100.00	100.00	6,162	7,454	1,301	4,064	2,089
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	6,167	6,586	420	6,650	(484)
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	INVESTMENT COMPANY	89.00	11.00	100.00	34,771	147,559	29,166	79,066	39,327
BLUE INDICO INVESTMENTS, S.L.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	39,753	40,043	290	39,605	148
C B TRANSPORT ,INC.	UNITED STATES	SERVICES	—	100.00	100.00	12,788	13,180	393	12,751	36
CAIXA DE MANLLEU PREFERENTS, S.A.	SPAIN	FINANCIAL SERVICES	—	100.00	100.00	61	18,128	18,020	92	16
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS, S.A.U.	SPAIN	FINANCIAL SERVICES	—	100.00	100.00	1,261	125,400	123,783	1,575	42
CAIXASABADELL PREFERENTS, S.A.	SPAIN	FINANCIAL SERVICES	—	100.00	100.00	419	166,489	165,086	1,405	(2)
CAIXASABADELL TINELIA, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	42,069	42,306	3	42,375	(72)
CAPITAL INVESTMENT COUNSEL, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	7,775	9,723	1,949	5,872	1,902
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	92,018	91,360	20,341	(399,253)	470,272
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	96,320	157,492	61,170	58,029	38,293
CATALONIA GEBIRA, S.L,	SPAIN	REAL ESTATE	—	81.66	81.66	3,837	54,143	51,975	603	1,565
CATALONIA PROMODIS 4, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	—	40,265	31,056	10,350	(1,141)
CDD GESTIONI, S.R.L.	ITALY	REAL ESTATE	100.00	—	100.00	4,648	5,974	203	5,643	128
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	IN LIQUIDATION	—	100.00	100.00	108	190	2	188	—
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	14,941	9,993	118	15,097	(5,222)
CIDESSA UNO, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	4,754	223,419	210,893	19,287	(6,761)
CIERVANA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	53,164	53,161	3,239	50,654	(732)
COMERCIALIZADORA CORPORATIVA SAC (1)	PERU	FINANCIAL SERVICES	—	46.10	46.10	342	1,193	919	163	111
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	—	100.00	100.00	1,209	2,401	1,188	1,012	201
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	580,314	545,690	191	542,880	2,619
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	369,980	369,981	—	369,086	895
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	3,161	3,162	1	3,163	(2)
COMPASS BANK	UNITED STATES	BANKING	—	100.00	100.00	8,266,068	56,622,359	48,356,291	7,881,099	384,969
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	5,878,794	5,878,795	—	5,806,859	71,936
COMPASS CUSTODIAL SERVICES, INC.	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.00	100.00	36,088	45,182	9,094	35,718	370
COMPASS INVESTMENTS, INC.	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.00	100.00	5,105,520	5,105,963	443	5,038,967	66,553
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	60,946	60,949	2	60,910	37
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	2,005,046	2,015,528	10,481	1,979,624	25,423
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	27	27	—	27	—
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	SERVICES	—	100.00	100.00	2,843	3,115	274	2,841	—
COMPASS SOUTHWEST, LP	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	4,200,487	4,200,769	283	4,146,574	53,912
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	INACTIVE	—	100.00	100.00	1,715	1,732	16	1,717	(1)

(*)	Information on foreign companies at exchange rate on December 31, 2012
(1)	Proportionate consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

						Thousands of Euros (*)
			% Controlled by the Bank			Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	27	27	—	27	—
COMPASS TRUST II	UNITED STATES	INACTIVE	—	100.00	100.00	—	1	—	1	—
COMPASS WEALTH MANAGERS COMPANY	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	IN LIQUIDATION	46.11	53.89	100.00	1,385	16,425	13,853	3,195	(623)
CONTENTS AREA, S.L.	SPAIN	SERVICES	—	100.00	100.00	6,119	7,145	1,026	8,510	(2,391)
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA, S.A. (1)	PERU	SECURITIES DEALER (REAL ESTATE)	—	46.10	46.10	9,905	21,548	11,644	8,826	1,078
CONTINENTAL DPR FINANCE COMPANY (1)	CAYMAN ISLANDS	FINANCIAL SERVICES	—	100.00	100.00	—	442,847	442,847	—	—
CONTINENTAL SOCIEDAD TITULIZADORA, S.A. (1)	PERU	FINANCIAL SERVICES	—	46.10	46.10	524	557	34	491	32
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	3,763	7,677	3,913	3,031	733
COPROMED S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	90	87	23	(23)	87
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	509,716	1,266,743	388,530	(116,348)	994,561
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	—	72.50	72.50	60,107	107,477	24,571	83,144	(238)
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,643	1,645	3	1,596	46
ECASA, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	6,608	8,709	2,101	(4)	6,612
ECOARENYS, S.L. (***)	SPAIN	REAL ESTATE	—	50.00	50.00	—	21,668	52,515	(26,460)	(4,387)
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	—	99.04	99.04	6,714	7,807	878	6,156	773
EL MILANILLO, S.A. (**)	SPAIN	REAL ESTATE	—	100.00	100.00	11,712	7,652	497	15,600	(8,445)
EL OASIS DE LAS RAMBLAS, S.L.	SPAIN	REAL ESTATE	—	70.00	70.00	167	285	122	163	—
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	—	100.00	100.00	2,603	6,936	4,156	4,125	(1,345)
ENTRE2 SERVICIOS FINANCIEROS, E.F.C., S.A.	SPAIN	FINANCIAL SERVICES	—	100.00	100.00	9,139	8,714	36	8,651	27
ESPAIS SABADELL, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	6,899	22,816	17,518	7,005	(1,707)
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRASIL	FINANCIAL SERVICES	100.00	—	100.00	—	332	31	3,862	(3,561)
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	—	51.00	51.00	31	30	—	30	—
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	SPAIN	FINANCIAL SERVICES	87.50	—	87.50	1,974	38,661	7,497	26,065	5,099
FACILEASING EQUIPMENT, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	50,694	458,621	400,115	53,169	5,337
FACILEASING S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	43,160	321,791	288,401	30,522	2,868
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	2,599	2,599	141	2,052	406
FINANCIERAS DERIVADAS CUENTA PROPIA	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	25,832	25,949	117	24,185	1,647
FINANCIERAS DERIVADAS CUENTA TERCEROS	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	39,788	40,663	876	37,204	2,583
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	—	97.79	97.79	27,244	26,630	1,339	24,728	563
MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 1ª	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	—	77,532	75,412	2,251	(131)
MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 2ª	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	—	37,013	36,247	844	(78)
MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 3ª	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	—	224,352	186,460	29,191	8,701
MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 4ª	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	28	192,655	192,650	768	(763)
FIDEICOMISO Nº.402900-5 ADMINISTRACION DE INMUEBLES	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	2,549	2,769	204	2,565	—
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	INACTIVE	100.00	—	100.00	51	34	—	34	—
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	4,527	22,897	18,371	9,433	(4,907)
FINANZIA AUTORENTING, S.A.	SPAIN	SERVICES	100.00	—	100.00	68,561	445,384	411,620	23,373	10,391
FORUM COMERCIALIZADORA DEL PERU, S.A.	PERU	SERVICES	—	100.00	100.00	17,981	21,382	3,407	20,004	(2,029)
FORUM DISTRIBUIDORA DEL PERU, S.A.	PERU	FINANCIAL SERVICES	—	100.00	100.00	6,539	6,590	54	6,479	57

(*)	Information on foreign companies at exchange rate on December 31, 2012
(**)	This company has an equity loan from Anida Operaciones Singulares, S.A.
(***)	This company has an equity loan from Promotora del Vallés, S.L.
(1)	Proportionate consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

						Thousands of Euros (*)
			% Controlled by the Bank			Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	—	75.52	75.52	13,985	125,149	108,820	12,454	3,875
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	—	75.50	75.50	119,678	1,027,727	890,080	89,043	48,604
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	653	1,734	1,108	539	87
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSION FUNDS MANAGEMENT	60.00	—	60.00	8,830	27,909	2,391	21,028	4,490
GESTION Y ADMINISTRACION DE RECIBOS, S.A. - GARSA	SPAIN	SERVICES	—	100.00	100.00	614	1,990	1,439	740	(189)
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	—	100.00	100.00	948	5,739	2,979	2,365	395
GRAN JORGE JUAN, S.A. (**)	SPAIN	REAL ESTATE	100.00	—	100.00	293,646	717,267	460,188	259,261	(2,182)
GRANFIDUCIARIA	COLOMBIA	IN LIQUIDATION	—	90.00	90.00	—	135	140	42	(47)
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	99.97	—	99.97	6,677,287	8,267,767	961	6,601,198	1,665,608
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	MEXICO	SERVICES	—	72.05	72.05	3,498	22,142	17,288	8,342	(3,488)
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	27,726	29,115	1,390	27,735	(10)
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	(27,497)	47,126	74,623	(25,791)	(1,706)
GUARANTY PLUS PROPERTIES LLC-2	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	35,103	35,103	—	35,327	(224)
GUARANTY PLUS PROPERTIES, INC-1	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	9,457	9,467	10	9,462	(5)
HABITATGES INVERCAP, S.L. (***)	SPAIN	REAL ESTATE	—	100.00	100.00	—	854	1,418	(392)	(172)
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL ESTATE	—	100.00	100.00	135	184	48	231	(95)
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	11,903	34,138	8,228	22,328	3,582
HOLDING CONTINENTAL, S.A.	PERU	INVESTMENT COMPANY	50.00	—	50.00	123,678	1,231,723	24	876,539	355,160
HOMEOWNERS LOAN CORPORATION	UNITED STATES	INACTIVE	—	100.00	100.00	7,473	7,634	160	7,647	(173)
HUMAN RESOURCES PROVIDER, INC	UNITED STATES	SERVICES	—	100.00	100.00	499,959	500,121	161	495,443	4,517
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	—	100.00	100.00	497,543	497,542	—	493,356	4,186
IBERNEGOCIO DE TRADE, S.L.	SPAIN	SERVICES	—	100.00	100.00	5,115	14,698	—	11,706	2,992
IMOBILIARIA DUQUE D’AVILA, S.A.	PORTUGAL	REAL ESTATE	—	100.00	100.00	8,571	21,830	12,699	10,869	(1,738)
INGENIERIA EMPRESARIAL MULTIBA, S.A. DE C.V.	MEXICO	IN LIQUIDATION	—	99.99	99.99	—	—	—	—	—
INMUEBLES Y RECUPERACIONES CONTINENTAL S.A (1)	PERU	REAL ESTATE	—	46.10	46.10	4,388	6,006	1,617	387	4,002
INNOVATION 4 SECURITY, S.L.	SPAIN	SERVICES	—	100.00	100.00	74	74	—	74	—
INVERAHORRO, S.L. (**)	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	—	65,732	67,501	(2,418)	649
INVERPRO DESENVOLUPAMENT, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	3,400	32,803	35,192	11,644	(14,033)
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	—	100.00	100.00	—	—	—	—	—
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	CURAÇAO	IN LIQUIDATION	48.00	—	48.00	11,390	70,499	1,466	40,576	28,457
INVERSIONES BAPROBA, C.A.	VENEZUELA	FINANCIAL SERVICES	100.00	—	100.00	1,307	1,361	92	1,480	(211)
INVERSIONES DE INNOVACIÓN EN SERVICIOS FINANCIEROS, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	3	2	—	2	—
INVERSIONES P.H.R.4, C.A.	VENEZUELA	IN LIQUIDATION	—	60.46	60.46	—	26	—	26	—
INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERVICES	—	100.00	100.00	8,564	8,674	141	9,113	(580)
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERVICES	—	100.00	100.00	—	6,012	17,789	(10,549)	(1,228)
ITINERARI 2002, S.L.	SPAIN	SERVICES	—	52.08	52.08	18	401	246	202	(47)
L’EIX IMMOBLES, S.L. (****)	SPAIN	REAL ESTATE	—	90.00	90.00	—	17,877	24,556	(4,877)	(1,802)
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	937,763	937,826	62	926,783	10,981
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	12,635	10,286	579	18,022	(8,315)
MOMENTUM SOCIAL INVESTMENT 2011, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	3,000	3,030	10	2,996	24

(*)	Information on foreign companies at exchange rate on December 31, 2012
(**)	This company has an equity loan from BBVA, S. A.
(***)	This company has an equity loan from lnverpro Desenvolupament, S.L.
(****)	This company has an equity loan from Promotora del Vallés, S.L.
(1)	Proportionate consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

						Thousands of Euros (*)
			% Controlled by the Bank			Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	90	1,181	1,091	131	(41)
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	413	2,336	1,923	384	29
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	22,848	28,205	5,356	20,451	2,398
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	—	100.00	100.00	72,279	75,177	2,899	67,413	4,865
OPPLUS OPERACIONES Y SERVICIOS, S.A.	SPAIN	SERVICES	100.00	—	100.00	1,067	26,707	22,809	(467)	4,365
OPPLUS S.A.C	PERU	SERVICES	—	100.00	100.00	639	948	12	904	32
PARCSUD PLANNER, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	968	6,579	10,908	(1,373)	(2,956)
PARTICIPACIONES ARENAL, S.L.	SPAIN	INACTIVE	—	100.00	100.00	7,646	7,650	4	7,635	11
PECRI INVERSION S.A	SPAIN	OTHER INVESTMENT COMPANIES	100.00	—	100.00	94,093	94,096	4	96,159	(2,067)
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	216,736	3,276,091	3,059,346	173,973	42,772
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	271,833	290,497	18,665	268,384	3,448
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	71,576	71,557	(19)	74,311	(2,735)
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	21,476	21,476	—	21,477	(1)
PI HOLDINGS NO. 4, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	1	1	—	1	—
PORT ARTHUR ABSTRACT & TITLE COMPANY	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	1,841	2,071	230	1,855	(14)
PREMEXSA, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	413	787	414	581	(208)
PREVENTIS, S.A.	MEXICO	INSURANCES SERVICES	9.73	90.27	100.00	15,638	28,517	11,441	14,216	2,860
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	1,213	12,402	11,504	1,599	(701)
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	SERVICES	100.00	—	100.00	139	128	—	128	—
PROMOTORA DEL VALLES, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	44,000	150,039	220,066	6,497	(76,524)
PROMOU CT 3AG DELTA, S.L. (**)	SPAIN	REAL ESTATE	—	100.00	100.00	160	9,365	10,630	(3,479)	2,214
PROMOU CT EIX MACIA, S.L. (**)	SPAIN	REAL ESTATE	—	100.00	100.00	—	18,847	22,442	(2,412)	(1,183)
PROMOU CT GEBIRA, S.L. (**)	SPAIN	REAL ESTATE	—	100.00	100.00	—	9,410	11,131	(291)	(1,430)
PROMOU CT OPENSEGRE, S.L. (**)	SPAIN	REAL ESTATE	—	100.00	100.00	(100)	22,596	32,434	(6,421)	(3,417)
PROMOU CT VALLES, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	3,983	11,307	7,741	4,596	(1,030)
PROMOU GLOBAL, S.L. (**)	SPAIN	REAL ESTATE	—	100.00	100.00	—	86,796	121,423	(22,396)	(12,231)
PRO-SALUD, C.A.	VENEZUELA	SERVICES	—	58.86	58.86	—	—	—	—	—
PROVIDA INTERNACIONAL, S.A. (****)	CHILE	PENSION FUNDS MANAGEMENT	—	100.00	100.00	53,610	53,729	118	36,481	17,130
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	FINANCIAL SERVICES	—	90.00	90.00	1,645	4,910	2,898	2,347	(335)
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERVICES	—	100.00	100.00	1,758	1,876	114	1,775	(13)
PROV-INFI-ARRAHONA, S.L. (***)	SPAIN	REAL ESTATE	—	100.00	100.00	731	16,192	19,339	(667)	(2,480)
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	—	100.00	100.00	1,047	7,127	6,008	947	172
PROXIMA ALFA INVESTMENTS (USA) LLC	UNITED STATES	IN LIQUIDATION	—	100.00	100.00	7,304	1,330	204	1,123	3
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) II INC.	UNITED STATES	IN LIQUIDATION	—	100.00	100.00	73	69	42	27	—
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) INC.	UNITED STATES	IN LIQUIDATION	100.00	—	100.00	72	7,308	3,391	3,917	—
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	SPAIN	INACTIVE	99.23	—	99.23	2,103	6,724	5,375	4,294	(2,945)
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	8,921	8,854	1,143	7,621	90
RIVER OAKS BANK BUILDING, INC.	UNITED STATES	REAL ESTATE	—	100.00	100.00	24,702	29,278	4,576	24,702	—
RIVER OAKS TRUST CORPORATION	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
RIVERWAY HOLDINGS CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	236	7,866	7,629	211	26

(*)	Information on foreign companies at exchange rate on December 31, 2012
(**)	This company has an equity loan from Arrels CT Promou, S.A.
(***)	This company has an equity loan from Promotora del Vallés, S.L.
(****)	Non-current as sets held for sale

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

						Thousands of Euros (*)
			% Controlled by the Bank			Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	564,718	565,820	1,102	553,156	11,562
SCALDIS FINANCE, S.A.	BELGIUM	INVESTMENT COMPANY	—	100.00	100.00	3,519	18,500	400	3,502	14,598
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	24.99	75.01	100.00	499,834	2,969,190	2,503,963	245,322	219,905
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCES SERVICES	—	100.00	100.00	43,415	66,465	23,044	29,420	14,001
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	443	6,489	6,047	419	23
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,618	7,779	6,135	1,441	203
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	—	100.00	100.00	4,449	7,030	2,582	3,970	478
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	—	100.00	100.00	1,931	13,056	11,043	1,850	163
SERVICIOS Y SOLUCIONES DE GESTION PARA CORPORACIONES, EMPRESAS Y PARTICULARES, S.L.	SPAIN	SERVICES	—	100.00	100.00	153	3,110	2,148	918	44
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO.,S.A.	SPAIN	COMERCIAL	100.00	—	100.00	112,914	112,976	72	114,375	(1,471)
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL MERCADO HIPOTECARIO, S.A.	SPAIN	INACTIVE	77.20	—	77.20	138	145	—	154	(9)
SOCIETE INMOBILIERE BBV D’ILBARRIZ	FRANCE	REAL ESTATE	—	100.00	100.00	1,407	1,405	5	1,454	(54)
SOUTHEAST TEXAS TITLE COMPANY	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	541	567	27	540	—
SPORT CLUB 18, S.A.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	25,163	27,504	2,341	40,274	(15,111)
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	356	11,727	11,371	343	13
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	235	7,823	7,588	228	7
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	936,202	936,743	541	923,155	13,047
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	1,174	39,121	37,946	1,135	40
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	590	19,648	19,058	570	20
TMF HOLDING INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	8,497	11,823	3,327	7,959	537
TRANSITORY CO	PANAMA	REAL ESTATE	—	100.00	100.00	112	2,547	2,841	(278)	(16)
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	186,291	186,375	83	183,645	2,647
TWOENC, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	(1,179)	1,131	2,310	(1,179)	—
UNICOM TELECOMUNICACIONES S.DE R.L. DE C.V.	MEXICO	SERVICES	—	99.98	99.98	2	4	1	3	—
UNIDAD DE AVALUOS MEXICO, S.A. DE CV	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	2,240	4,987	2,747	1,837	403
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	REAL ESTATE	—	100.00	100.00	2,410	2,681	9	2,650	22
UNIVERSALIDAD “E5”	COLOMBIA	FINANCIAL SERVICES	—	100.00	100.00	—	17,478	15,065	2,323	90
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	—	100.00	100.00	—	197,584	172,111	20,363	5,110
UNNIM BANC, S.A.	SPAIN	BANKING	100.00	—	100.00	—	28,043,657	27,705,851	646,709	(308,903)
UNNIM GESFONS SGIIC, S.A.	SPAIN	FINANCIAL SERVICES	—	100.00	100.00	7,642	9,524	550	8,887	87
UNNIM PROTECCIO, S.A.	SPAIN	INSURANCES SERVICES	—	50.00	50.00	8,392	52,784	33,606	18,156	1,022
UNNIM SERVEIS DE DEPENDENCIA, S.A.	SPAIN	SERVICES	—	100.00	100.00	278	758	127	542	89

UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	7,214	646,134	419,992	189,206	36,936
UNNIMCAIXA OPERADOR DE BANCA D’ASSEGURANCES VINCULAT, S.L.	SPAIN	FINANCIAL SERVICES	—	100.00	100.00	70	4,315	1,596	2,485	234
UNO-E BANK, S.A.	SPAIN	BANKING	100.00	—	100.00	174,752	1,312,166	1,150,519	140,595	21,052
URBANIZADORA SANT LLORENC, S.A.	SPAIN	INACTIVE	60.60	—	60.60	—	108	—	108	—
VALANZA CAPITAL RIESGO S.G.E.C.R. S.A. UNIPERSONAL	SPAIN	VENTURE CAPITAL	100.00	—	100.00	1,200	10,632	3,277	8,522	(1,167)
VIRTUAL DOC, S.L.	SPAIN	IN LIQUIDATION	—	70.00	70.00	—	3	634	(567)	(64)
VISACOM, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	2,499	2,499	1	2,394	104

(*)	Information on foreign companies at exchange rate on December 31, 2012

APPENDIX II

Additional information on the jointly controlled companies accounted for under the proportionate consolidation method in the BBVA Group

						Thousands of Euros (*)
			% Controlled by the Bank			Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
ADMINISTRADORA DE SOLUCIONES INTEGRALES, S.A. (ASI,S.A.)	URUGUAY	FINANCIAL SERVICES	—	34.00	34.00	1,464	8,172	1,003	4,353	2,816
ALTURA MARKETS, SOCIEDAD DE VALORES, S.A.	SPAIN	SECURITIES DEALER (REAL ESTATE)	50.01	—	50.00	12,600	861,710	828,428	30,381	2,901
ASOCIACION TECNICA CAJAS DE AHORROS, A.I.E. (ATCA, AIE)	SPAIN	SERVICES	—	31.00	31.00	2,146	8,878	1,952	6,924	2
DOMENIA CREDIT IFN SA	ROMANIA	FINANCIAL SERVICES	—	100.00	100.00	26,099	116,337	104,457	7,259	4,621
G NETHERLANDS BV	NETHERLANDS	INVESTMENT COMPANY	—	100.00	100.00	323,300	343,298	51,417	292,770	(889)
GARANTI BANK MOSCOW	RUSSIA	BANKING	—	100.00	100.00	91,545	351,050	280,186	63,014	7,850
GARANTI BANK SA	ROMANIA	BANKING	—	100.00	100.00	233,571	1,509,377	1,317,936	202,968	(11,527)
GARANTI BILISIM TEKNOLOJISI VE TIC. TAS	TURKEY	SERVICES	—	100.00	100.00	43,528	16,202	2,842	10,047	3,313
GARANTI EMEKLILIK VE HAYAT AS	TURKEY	INSURANCES SERVICES	—	84.91	84.91	24,010	1,812,518	1,569,933	186,816	55,769
GARANTI FACTORING HIZMETLERI AS	TURKEY	FINANCIAL SERVICES	—	81.84	81.84	55,609	828,866	784,278	35,946	8,642
GARANTI FINANSAL KIRALAMA A.S.	TURKEY	FINANCIAL SERVICES	—	99.96	99.96	47,023	1,207,423	982,677	205,009	19,737
GARANTI HIZMET YONETIMI A.S	TURKEY	FINANCIAL SERVICES	—	96.40	96.40	31	700	137	127	436
GARANTI HOLDING BV	NETHERLANDS	INVESTMENT COMPANY	—	100.00	100.00	322,889	324,493	14	324,532	(53)
MORTGAGE)	TURKEY	SERVICES	—	100.00	100.00	318	789	49	596	144
GARANTI ODEME SISTEMLERI A.S.(GOSAS)	TURKEY	FINANCIAL SERVICES	—	99.96	99.96	177	14,860	8,269	5,983	608
GARANTI PORTFOY YONETIMI AS	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	3,580	9,280	1,553	6,542	1,185
GARANTI TEKNOLOJINET ILETISIM HIZ. VE TIC. A.S. (GARANTI TEKNOLOJINET)	TURKEY	SERVICES	—	99.99	99.99	21	235	—	249	(14)
GARANTI YATIRIM MENKUL KIYMETLER AS	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	25,573	26,297	12,529	13,535	233
GARANTIBANK INTERNATIONAL NV	NETHERLANDS	BANKING	—	100.00	100.00	484,737	4,601,361	4,152,175	404,626	44,560
GOLDEN CLOVER STICHTING CUSTODY	NETHERLANDS	FINANCIAL SERVICES	—	100.00	100.00	125	125	—	125	—
INVERSIONES PLATCO, C.A.	VENEZUELA	FINANCIAL SERVICES	—	50.00	50.00	14,371	46,435	17,694	37,116	(8,375)
MOTORACTIVE IFN SA	ROMANIA	FINANCIAL SERVICES	—	100.00	100.00	38,423	93,101	79,162	12,375	1,564
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	50.00	50.00	16,943	297,095	263,209	20,952	12,934
RALFI IFN SA	ROMANIA	FINANCIAL SERVICES	—	100.00	100.00	40,722	74,754	67,784	6,101	869
SAFEKEEPING CUSTODY COMPANY B.V.	NETHERLANDS	FINANCIAL SERVICES	—	100.00	100.00	18	18	—	18	—
STICHTING SAFEKEEPING	NETHERLANDS	INVESTMENT COMPANY	—	100.00	100.00	—	18	18	—	—
STICHTING UNITED CUSTODIAN	NETHERLANDS	FINANCIAL SERVICES	—	100.00	100.00	125	125	—	125	—
TURKIYE GARANTI BANKASI A.S	TURKEY	BANKING	25.01	—	25.01	3,919,527	67,710,108	58,661,918	7,700,755	1,347,435
UNNIM VIDA, S.A.DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	—	50.00	50.00	85,557	2,330,945	2,077,111	241,167	12,667

(*)	Information on foreign companies at exchange rate on December 31, 2012

APPENDIX III

Additional information on investments in associates and jointly controlled companies accounted for under the equity method in the BBVA Group

(Including the most significant entities, jointly representing 98% of all investment in this group)

			% of Voting Rights Controlled by the Bank			Thousands of Euros (*)
						Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
ACA, S.A. SOCIEDAD DE VALORES	SPAIN	FINANCIAL SERVICES	—	37.50	37.50	5,397	144,645	122,525	22,075	45
ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	—	40.00	40.00	2,443	14,834	9,239	5,093	502
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	—	35.38	35.38	5,013	40,817	15,569	25,372	(124)
ALTITUDE SOFTWARE SGPS, S.A.	PORTUGAL	SERVICES	—	31.00	31.00	8,856	21,528	11,854	7,685	1,989
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	—	49.00	49.00	3,690	8,201	318	7,810	73
BBVA ELCANO EMPRESARIAL II, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.00	—	45.00	23,774	55,041	8,799	50,878	(4,636)
BBVA ELCANO EMPRESARIAL, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.00	—	45.00	23,787	55,063	8,798	50,879	(4,614)
CAMARATE GOLF, S.A.	SPAIN	REAL ESTATE	—	26.00	26.00	2,232	18,509	3,422	15,380	(293)
CHINA CITIC BANK CORPORATION LIMITED CNCB	CHINA	BANKING	15.00	—	15.00	5,372,496	339,005,737	317,093,086	18,485,732	3,426,919
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	HONG-KONG	FINANCIAL SERVICES	29.68	—	29.68	592,988	17,438,095	15,709,158	1,719,663	9,274
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	FINANCIAL SERVICES	18.81	—	18.81	15,166	81,261	7,543	62,780	10,938
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V.	MEXICO	SERVICES	—	50.00	50.00	5,849	13,829	3,580	8,957	1,292
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.	SPAIN	INVESTMENT COMPANY	—	50.00	50.00	135,312	491,944	220,636	258,924	12,384
FERROMOVIL 3000, S.L.	SPAIN	SERVICES	—	20.00	20.00	5,886	613,789	584,601	28,809	378
FERROMOVIL 9000, S.L.	SPAIN	SERVICES	—	20.00	20.00	4,379	390,730	369,131	21,416	183
I+D MEXICO, S.A. DE C.V.	MEXICO	SERVICES	—	50.00	50.00	15,423	73,235	33,707	27,751	11,778
LAS PEDRAZAS GOLF, S.L.	SPAIN	REAL ESTATE	—	50.00	50.00	2,013	69,595	55,463	16,433	(2,301)
METROVACESA, S.A.	SPAIN	REAL ESTATE	17.34	0.02	17.36	317,122	5,931,662	5,442,084	651,807	(162,229)
OCCIDENTAL HOTELES MANAGEMENT, S.L.	SPAIN	SERVICES	—	38.53	38.53	67,207	688,238	485,330	242,852	(39,944)
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	SPAIN	FINANCIAL SERVICES	16.08	1.160	17.24	2,477	85,742	78,588	6,012	1,142
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	40.00	40.00	17,052	268,379	243,804	18,470	6,105
SERVICIOS DE ADMINISTRACION PREVISIONAL, S.A.	CHILE	#N/A		37.87	37.87	7,534	23,131	9,042	4,883	9,206
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES		46.14	46.14	4,937	21,381	11,606	9,405	369
SERVICIOS ON LINE PARA USUARIOS MULTIPLES, S.A. (SOLIUM)	SPAIN	SERVICES		66.67	66.67	4,808	17,076	13,208	3,344	525
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	21.06	1.53	22.59	8,356	65,934	32,904	27,774	5,256
TELEFONICA FACTORING ESPAÑA, S.A.	SPAIN	FINANCIAL SERVICES	30.00		30.00	4,319	80,860	68,040	6,849	5,971
TUBOS REUNIDOS, S.A.	SPAIN	INDUSTRY		24.12	24.12	53,686	693,867	455,541	213,891	24,435
VITAMEDICA S.A DE C.V.	MEXICO	INSURANCES SERVICES		50.99	50.99	2,666	13,278	6,425	5,847	1,006
OTHER COMPANIES						88,275

						6,803,143	366,426,400	341,103,999	22,006,772	3,315,629

(*)	Information on foreign companies at exchange rate on December 31, 2012

APPENDIX IV

Changes and notification of investments and divestments in the BBVA Group in 2012

Acquisitions or Increases of Interest Ownership in Consolidated Subsidiaries and Jointly Controlled Companies Accounted for Under the Proportionate Method

			Thousands of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses directly attributable to the Transactions	Fair Value of Equity Instruments issued for the Transactions	% Participation (net) Acquired in the Period	Total Voting Rights Controlled after the Transactions	Effective Date for the Transaction (or Notification Date)
MOMENTUM SOCIAL INVESTMENT 2011, S.L.	FOUNDING	INVESTMENT COMPANY	3	—	100.00%	100.00%	2/29/2012
UNNIM BANC, S.A.	ACQUISITION	BANKING	—	—	100.00%	100.00%	7/27/2012
ARRAHONA AMBIT, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
ARRAHONA IMMO, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
ARRAHONA NEXUS, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
ARRAHONA RENT, S.L.U.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
ARRELS CT FINSOL, S.A.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
ARRELS CT LLOGUER, S.A.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
ARRELS CT PATRIMONI I PROJECTES, S.A.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
ARRELS CT PROMOU, S.A.	ACQUISITION	INVESTMENT COMPANY	—	—	100.00%	100.00%	7/27/2012
ASOCIACION TECNICA CAJAS DE AHORROS, A.I.E. (ATCA, AIE)	ACQUISITION	SERVICES	—	—	31.00%	31.00%	7/27/2012
AUMERAVILLA, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
CAIXA DE MANLLEU PREFERENTS, S.A.	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	7/27/2012
CAIXA TERRASSA BORSA, SICAV, S.A.	ACQUISITION	VARIABLE CAPITAL	—	—	99.59%	99.59%	7/27/2012
CAIXA TERRASSA RENDA FIXA, SICAV, S.A.	ACQUISITION	VARIABLE CAPITAL	—	—	99.53%	99.53%	7/27/2012
CAIXA TERRASSA RF MIXTA, SICAV, S.A.	ACQUISITION	VARIABLE CAPITAL	—	—	98.25%	98.25%	7/27/2012
CAIXA TERRASSA VIDA 1, SICAV, S.A.	ACQUISITION	VARIABLE CAPITAL	—	—	98.57%	98.57%	7/27/2012
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS, S.A.U.	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	7/27/2012
CAIXASABADELL PREFERENTS, S.A.	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	7/27/2012
CAIXASABADELL TINELIA, S.L.	ACQUISITION	INVESTMENT COMPANY	—	—	100.00%	100.00%	7/27/2012
CAIXASABADELL VIDA, S.A. COMPANYA D’ASSEGURANCES IREASSEGURANCES	ACQUISITION	INSURANCES SERVICES	—	—	50.00%	50.00%	7/27/2012
CATALONIA GEBIRA, S.L,	ACQUISITION	REAL ESTATE	—	—	81.66%	81.66%	7/27/2012
CATALONIA PROMODIS 4, S.A.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
ECOARENYS, S.L.	ACQUISITION	REAL ESTATE	—	—	50.00%	50.00%	7/27/2012
L’EIX IMMOBLES, S.L.	ACQUISITION	REAL ESTATE	—	—	90.00%	90.00%	7/27/2012
ESPAIS SABADELL, S.A.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
HABITATGES INVERCAP, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
INVERPRO DESENVOLUPAMENT, S.L.	ACQUISITION	INVESTMENT COMPANY	—	—	100.00%	100.00%	7/27/2012
ITINERARI 2002, S.L.	ACQUISITION	SERVICES	—	—	52.08%	52.08%	7/27/2012
PARCSUD PLANNER, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
PROMOTORA DEL VALLES, S.L.	ACQUISITION	INVESTMENT COMPANY	—	—	100.00%	100.00%	7/27/2012
PROMOU CT 3AG DELTA, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
PROMOU CT EIX MACIA, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
PROMOU CT GEBIRA, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
PROMOU CT OPENSEGRE, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
PROMOU CT VALLES, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
PROMOU GLOBAL, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
PROV-INFI-ARRAHONA, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
SELECTIVA CAPITAL SICAV, S.A.	ACQUISITION	VARIABLE CAPITAL	—	—	50.81%	50.81%	7/27/2012
SERVICIOS Y SOLUCIONES DE GESTION PARA CORPORACIONES, EMPRESAS Y PARTICULARES, S.L.	ACQUISITION	SERVICES	—	—	100.00%	100.00%	7/27/2012
UNNIM GESFONS SGIIC, S.A.	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	7/27/2012
UNNIM VIDA, S.A.DE SEGUROS Y REASEGUROS	ACQUISITION	INSURANCES SERVICES	—	—	50.00%	50.00%	7/27/2012
UNNIM PROTECCIO, S.A.	ACQUISITION	INSURANCES SERVICES	—	—	50.00%	50.00%	7/27/2012
UNNIM SERVEIS DE DEPENDENCIA, S.A.	ACQUISITION	SERVICES	—	—	100.00%	100.00%	7/27/2012
UNNIMCAIXA OPERADOR DE BANCA D’ASSEGURANCES VINCULAT, S.L.	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	7/27/2012
BBVA & PARTNERS SICAV SIF EQUITY ARBITRAGE MASTER SIF	ACQUISITION	VARIABLE CAPITAL	—	—	100.00%	100.00%	12/31/2012
INNOVATION 4 SECURITY, S.L.	FOUNDING	SERVICES	74	—	100.00%	100.00%	12/31/2012
INVERSIONES DE INNOVACIÓN EN SERVICIOS FINANCIEROS, S.L.	FOUNDING	INVESTMENT COMPANY	3	—	100.00%	100.00%	12/31/2012
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.	FOUNDING	REAL ESTATE	—	—	100.00%	100.00%	12/31/2012
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	DILUTION EFFECT	REAL ESTATE	—	—	7.82%	97.79%	12/31/2012
IMOBILIARIA DUQUE D’AVILA, S.A.	ACQUISITION	REAL ESTATE	4,249	—	50.00%	100.00%	12/31/2012

Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries and Jointly Controlled Companies Accounted for Under the Proportionate Method

			Thousands of Euros	% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)
INVERSORA OTAR, S.A. (1)	MERGER	INVESTMENT COMPANY	—	99.96%	—	4/2/2012
CONSOLIDAR ASEGURADORA DE RIESGOS DEL TRABAJO, S.A.	DISPOSAL	INSURANCES SERVICES	(2,663)	100.00%	—	3/31/2012
BBVA BANCO FRANCES, S.A.	DISPOSAL	BANKING	—	0.05%	75.99%	4/30/2012
PROXIMA ALFA SERVICES LTD.	LIQUIDATION	FINANCIAL SERVICES	(2,319)	100.00%	—	7/31/2012
PROXIMA ALFA INVESTMENTS (UK) LLP	LIQUIDATION	FINANCIAL SERVICES	1,081	51.00%	—	7/31/2012
SMARTSPREAD LIMITED (UK)	LIQUIDATION	SERVICES	(50)	100.00%	—	7/31/2012
BBVA COMPASS CONSULTING & BENEFITS, INC (2)	MERGER	FINANCIAL SERVICES	—	100.00%	—	8/31/2012
BBVA ASSET MANAGEMENT (IRELAND) LIMITED	LIQUIDATION	FINANCIAL SERVICES	(1)	100.00%	—	9/30/2012
CASA DE CAMBIO MULTIDIVISAS, S.A. DE C.V.	LIQUIDATION	SERVICES	(13)	100.00%	—	10/31/2012
CAIXASABADELL VIDA, S.A. COMPANYA D’ASSEGURANCES IREASSEGURANCES (3)	MERGER	INSURANCES SERVICES	—	50.00%	—	10/31/2012
SELECTIVA CAPITAL SICAV, S.A.	LIQUIDATION	VARIABLE CAPITAL	(1)	50.81%	—	10/31/2012
BBVA & PARTNERS ALTERNATIVE INVESTMENT, S.A. (4)	MERGER	SECURITIES DEALER	—	100.00%	—	11/30/2012
CAIXA TERRASSA BORSA, SICAV, S.A.	LIQUIDATION	VARIABLE CAPITAL	(2,359)	100,00%	—	11/30/2012
CAIXA TERRASSA RENDA FIXA, SICAV, S.A.	LIQUIDATION	VARIABLE CAPITAL	(1,615)	100.00%	—	11/30/2012
CAIXA TERRASSA RF MIXTA, SICAV, S.A.	LIQUIDATION	VARIABLE CAPITAL	(3,387)	99.89%	—	11/30/2012
CAIXA TERRASSA VIDA 1, SICAV, S.A.	LIQUIDATION	VARIABLE CAPITAL	4,883	99.99%	—	11/30/2012
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO	DISPOSAL	BANKING	—	100.00%	—	12/31/2012
BBVA SEGUROS INC.	DISPOSAL	FINANCIAL SERVICES	—	100.00%	—	12/31/2012
BBVAPR HOLDING CORPORATION	DISPOSAL	INVESTMENT COMPANY	(14,881)	100.00%	—	12/18/2012
BBVA SECURITIES OF PUERTO RICO, INC.	DISPOSAL	FINANCIAL SERVICES	—	100.00%	—	12/31/2012
DESARROLLADORA Y VENDEDORA DE CASAS, S.A	LIQUIDATION	REAL ESTATE	(40)	100.00%	—	12/31/2012
APLICA SOLUCIONES ARGENTINAS, S.A.	LIQUIDATION	SERVICES	1,254	100.00%	—	12/31/2012
ANIDA OPERACIONES SINGULARES, S.L. (5)	MERGER	REAL ESTATE	—	100.00%	—	12/31/2012
BBVA NOMINEES LIMITED	PERCENTAGE CORRECTION	SERVICES	—	5.00%	95.00%	12/31/2012

(1)	Acquiring company: BBVA BANCO FRANCES, S.A.
(2)	Acquiring company: BBVA COMPASS INSURANCE AGENCY, INC
(3)	Acquiring company: UNNIM VIDA, S.A.
(4)	Acquiring company: BBVA SEGUROS, S.A.

Business Combinations and Other Acquisitions or Increases of Interest Ownership in Associates and Jointly Controlled Companies Accounted for Under the Equity Method

			Thousands of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses Directly Attributable to the Transactions	Fair Value of Equity Instruments Issued for the Transactions	% Participation (Net) Acquired in the Period	Total Voting Rights Controlled After the Transactions	Effective Date for the Transaction (or Notification Date)
METROVACESA, S.A.	ACQUISITION	REAL ESTATE	364,055	—	17.34%	17.34%	1/1/2012
AC HOTEL MANRESA, S.L.	ACQUISITION	SERVICES	—	—	50.00%	50.00%	7/27/2012
ACA, S.A. SOCIEDAD DE VALORES	ACQUISITION	FINANCIAL SERVICES	—	—	37.50%	37.50%	7/27/2012
ACTIVA CT BADEBAÑO, S.L.	ACQUISITION	COMMERCIAL	—	—	50.00%	50.00%	7/27/2012
ARRAHONA GARRAF, S.L.	ACQUISITION	REAL ESTATE	—	—	50.00%	50.00%	7/27/2012
AXIACOM-CRI, S.L.	ACQUISITION	REAL ESTATE	—	—	50.00%	50.00%	7/27/2012
BALMA HABITAT, S.L.	ACQUISITION	REAL ESTATE	—	—	50.00%	50.00%	7/27/2012
CONNEX GARRAF, S.L.	ACQUISITION	REAL ESTATE	—	—	33.33%	33.33%	7/27/2012
DOBIMUS, S.L.	ACQUISITION	REAL ESTATE	—	—	50.00%	50.00%	7/27/2012
FRIGEL, S.L	ACQUISITION	SERVICES	—	—	17.99%	17.99%	7/27/2012
GARRAF MEDITERRANIA, S.A.	ACQUISITION	REAL ESTATE	—	—	45.29%	45.29%	7/27/2012
GESTIO CASA JOVE, S.L.	ACQUISITION	REAL ESTATE	—	—	31.00%	31.00%	7/27/2012
HABITATGES CIMIPRO, S.L.	ACQUISITION	REAL ESTATE	—	—	50.00%	50.00%	7/27/2012
HABITATGES FINVER, S.L.	ACQUISITION	REAL ESTATE	—	—	50.00%	50.00%	7/27/2012
HABITATGES INVERVIC, S.L.	ACQUISITION	REAL ESTATE	—	—	35.00%	35.00%	7/27/2012
HABITATGES JUVIPRO, S.L.	ACQUISITION	REAL ESTATE	—	—	40.00%	40.00%	7/27/2012
HABITATGES LLULL, S.L.	ACQUISITION	REAL ESTATE	—	—	50.00%	50.00%	7/27/2012
NOVA LLAR SANT JOAN, S.A.	ACQUISITION	REAL ESTATE	—	—	35.00%	35.00%	7/27/2012
NUCLI, S.A.	ACQUISITION	REAL ESTATE	—	—	29.47%	29.47%	7/27/2012
PROBIS AIGUAVIVA, S.L.	ACQUISITION	REAL ESTATE	—	—	50.00%	50.00%	7/27/2012
PROMOCIONS CAN CATA, S.L.	ACQUISITION	REAL ESTATE	—	—	64.29%	64.29%	7/27/2012
PROMOU CT MEDEA, S.L.	ACQUISITION	REAL ESTATE	—	—	51.00%	51.00%	7/27/2012
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	ACQUISITION	FINANCIAL SERVICES	—		0.94%	17.13%	7/27/2012
RESIDENCIAL PEDRALBES-CARRERAS, S.L.	ACQUISITION	REAL ESTATE	—	—	25.00%	25.00%	7/27/2012
RESIDENCIAL SARRIA-BONANOVA, S.L.	ACQUISITION	REAL ESTATE	—	—	25.53%	25.53%	7/27/2012
SBD CEAR, S.L.	ACQUISITION	REAL ESTATE	—	—	50.00%	50.00%	7/27/2012
SABADELL CREIXENT, S.A.	ACQUISITION	REAL ESTATE	—	—	23.05%	23.05%	7/27/2012
SBD LLOGUER SOCIAL, S.A.	ACQUISITION	REAL ESTATE	—	—	20.00%	20.00%	7/27/2012
SOLARVOLAR, S.L.	ACQUISITION	REAL ESTATE	—	—	45.00%	45.00%	7/27/2012
VANTOUREIX, S.L.	ACQUISITION	REAL ESTATE	—	—	40.72%	40.72%	7/27/2012
VIC CONVENT, S.L.	ACQUISITION	REAL ESTATE	—	—	25.00%	25.00%	7/27/2012
PAGO, S.A.	ACQUISITION	FINANCIAL SERVICES	—	—	1.24%	22.59%	7/31/2012
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	ACQUISITION	FINANCIAL SERVICES	44	—	0.12%	17.24%	10/31/2012
SOCIEDAD ADMINISTRADORA DE FONDOS DE CESANTIA DE CHILE II, S.A.	FOUNDING	FINANCIAL SERVICES	3,664	—	48.60%	48.60%	10/31/2012

Disposal or Reduction of Interest Ownership in Associates and Jointly Controlled Companies Accounted for Under the Equity Method

			Thousands of Euros	% of Voting Rights		Effective Date for the Transaction (or Notification Date)
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	DISPOSAL	FINANCIAL SERVICES	(57)	–3.01%	18.81%	7/31/2012
NOVA ICARIA, S.A	DISPOSAL	REAL ESTATE	744	26.42%	—	9/30/2012
IMOBILIARIA DAS AVENIDAS NOVAS, S.A.	DISPOSAL	REAL ESTATE	(38)	49.97%	—	11/31/2012

Changes in other Companies quoted recognize as Available-For-Sale

			% of voting rights		Effective Date for the Transaction (or Notification Date)
Company	Type of Transaction	Activity	% Participation Acquired (Sold) in the Period	Totally Controlled after Transaction
COMPANYIA D’AIGUES DE SABADELL SA.	ACQUISITION	SERVICES	7.26%	7.26%	7/27/2012

APPENDIX V

Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2012

		% of Voting Rights Controlled by the Bank
Company	Activity	Direct	Indirect	Total
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	—	68.18	68.18
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	BANKING	1.85	53.75	55.60
BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL ESTATE	—	68.11	68.11
CATALONIA GEBIRA, S.L,	REAL ESTATE	—	81.66	81.66
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	REAL ESTATE	—	72.50	72.50
ECOARENYS, S.L.	REAL ESTATE	—	50.00	50.00
EL OASIS DE LAS RAMBLAS, S.L.	REAL ESTATE	—	70.00	70.00
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SERVICES	—	51.00	51.00
FORUM DISTRIBUIDORA, S.A.	FINANCIAL SERVICES	—	75.52	75.52
FORUM SERVICIOS FINANCIEROS, S.A.	FINANCIAL SERVICES	—	75.50	75.50
GESTION DE PREVISION Y PENSIONES, S.A.	PENSION FUNDS MANAGEMENT	60.00	—	60.00
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	SERVICES	—	72.05	72.05
HOLDING CONTINENTAL, S.A.	INVESTMENT COMPANY	50.00	—	50.00
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	IN LIQUIDATION	48.00	—	48.00
INVERSIONES P.H.R.4, C.A.	IN LIQUIDATION	—	60.46	60.46
ITINERARI 2002, S.L.	SERVICES	—	52.08	52.08
PRO-SALUD, C.A.	SERVICES	—	58.86	58.86
UNNIM PROTECCIO, S.A.	INSURANCES	—	50.00	50.00

APPENDIX VI

BBVA Group’s securitization funds

			Thousands of Euros
Securitization Fund	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of December 31, 2012
BBVA AUTOS I FTA	BBVA, S.A.	10/2004	1,000,000	10,247
BBVA-3 FTPYME FTA	BBVA, S.A.	11/2004	1,000,023	42,075
BBVA AUTOS 2 FTA	BBVA, S.A.	12/2005	1,000,000	109,328
BBVA HIPOTECARIO 3 FTA	BBVA, S.A.	06/2005	1,450,013	175,322
BBVA-4 PYME FTA	BBVA, S.A.	09/2005	1,250,025	62,711
BBVA CONSUMO 1 FTA	BBVA, S.A.	05/2006	1,499,999	140,649
BBVA-5 FTPYME FTA	BBVA, S.A.	10/2006	1,900,022	176,084
BCL MUNICIPIOS I FTA	BBVA, S.A.	06/2000	1,205,059	96,389
2 PS RBS (ex ABN)	BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	09/2002	8,869	5,954
2 PS INTERAMERICANA	BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	10/2004	33,931	12,378
BBVA CONSUMO 2 FTA	BBVA, S.A.	11/2006	1,500,000	201,278
BBVA CONSUMO 3 FTA	BBVA, S.A.	04/2008	975,000	197,011
BBVA CONSUMO 4 FTA	BBVA, S.A.	12/2009	1,100,000	465,709
BBVA CONSUMO 5 FTA	BBVA, S.A.	12/2010	899,999	630,375
BBVA UNIVERSALIDAD E10	BBVA COLOMBIA, S.A.	03/2009	31,855	6,647
BBVA UNIVERSALIDAD E11	BBVA COLOMBIA, S.A.	05/2009	21,029	4,553
BBVA UNIVERSALIDAD E12	BBVA COLOMBIA, S.A.	08/2009	33,782	5,652
BBVA UNIVERSALIDAD E5	BBVA COLOMBIA, S.A.	11/2004	149,578	1,477
BBVA UNIVERSALIDAD E9	BBVA COLOMBIA, S.A.	12/2008	60,402	12,799
BBVA EMPRESAS 1 FTA	BBVA, S.A.	11/2007	1,450,002	200,603
BBVA EMPRESAS 2 FTA	BBVA, S.A.	03/2009	2,850,062	885,760
BBVA EMPRESAS 3 FTA	BBVA, S.A.	12/2009	2,600,011	748,655
BBVA EMPRESAS 4 FTA	BBVA, S.A.	07/2010	1,700,025	610,289
BBVA EMPRESAS 5 FTA	BBVA, S.A.	03/2011	1,250,050	674,607
BBVA EMPRESAS 6 FTA	BBVA, S.A.	12/2011	1,200,154	848,534
BACOMCB 07	BBVA BANCOMER, S.A.	12/2007	153,833	75,399
BACOMCB 08	BBVA BANCOMER, S.A.	03/2008	67,196	35,815
BACOMCB 08U	BBVA BANCOMER, S.A.	08/2008	331,439	221,157
BACOMCB 08-2	BBVA BANCOMER, S.A.	12/2008	338,880	189,935
BACOMCB 09	BBVA BANCOMER, S.A.	08/2009	380,865	263,691
BBVA-FINANZIA AUTOS 1 FTA	BBVA, S.A.	04/2007	800,000	115,463
GAT FTGENCAT 2005 FTA	BBVA, S.A.	12/2005	249,943	26,498
BBVA RMBS 1 FTA	BBVA, S.A.	02/2007	2,500,000	1,572,908
BBVA RMBS 2 FTA	BBVA, S.A.	03/2007	5,000,000	3,084,441
BBVA RMBS 3 FTA	BBVA, S.A.	07/2007	3,000,000	2,077,864
BBVA RMBS 5 FTA	BBVA, S.A.	05/2008	5,000,001	3,502,435
BBVA RMBS 9 FTA	BBVA, S.A.	04/2010	1,295,101	1,155,921
BBVA RMBS 10 FTA	BBVA, S.A.	06/2011	1,600,065	1,523,242
BBVA RMBS 11 FTA	BBVA, S.A.	06/2012	1,400,077	1,371,357
BBVA LEASING 1 FTA	BBVA, S.A.	06/2007	2,500,000	402,150
BBVA UNIVERSALIDAD N6	BBVA COLOMBIA, S.A.	08/2012	91,433	83,665
PEP80040F110	BANCO CONTINENTAL,S.A.	12/2007	7,423	5,193
BBVA-6 FTPYME FTA	BBVA, S.A.	06/2007	1,500,101	211,782
BBVA-7 FTGENCAT FTA	BBVA, S.A.	02/2008	250,010	49,287
BBVA-8 FTPYME FTA	BBVA, S.A.	07/2008	1,100,127	266,618
BBVA PYME 9 FTA	BBVA, S.A.	12/2012	470,035	464,782
FTA TDA11	UNNIM BANC, S.A.	02/2000	140,287	9,596
FTA TDA12	UNNIM BANC, S.A.	07/2000	83,727	8,965
FTA TDA13	UNNIM BANC, S.A.	12/2000	84,142	11,158
FTA TDA15 MIXTO	UNNIM BANC, S.A.	11/2002	84,282	18,045
FTA TDA-18 MIXTO	UNNIM BANC, S.A.	11/2003	91,000	21,979
FTA AYT CONSUMO III	UNNIM BANC, S.A.	08/2004	60,000	6,715
FTA TDA-22 MIXTO	UNNIM BANC, S.A.	12/2004	62,000	24,576
FTA AYT-FTPYME II	UNNIM BANC, S.A.	12/2004	25,000	310
FTA IM-1 FTGENCAT	UNNIM BANC, S.A.	12/2005	320,000	48,766
FTA IM TERRASSA MBS-1	UNNIM BANC, S.A.	07/2006	525,000	223,496
FTA TDA-27	UNNIM BANC, S.A.	12/2006	275,000	158,960
FTA TDA-28	UNNIM BANC, S.A.	07/2007	250,000	163,463
FTA GAT FTGENCAT 2007	UNNIM BANC, S.A.	11/2007	225,000	85,426
FTA GAT FTGENCAT 2008	UNNIM BANC, S.A.	08/2008	350,000	192,429
GAT ICO FTVPO 1, F.T.H	UNNIM BANC, S.A.	06/2009	40,000	28,127
AYT HIPOTECARIO MIXTO, FTA	UNNIM BANC, S.A.	03/2004	100,000	30,824
TDA 20-MIXTO, FTA	UNNIM BANC, S.A.	06/2004	100,000	32,588
AYT HIPOTECARIO MIXTO IV, FTA	UNNIM BANC, S.A.	06/2005	100,000	40,048
AYT HIPOTECARIO MIXTO V, FTA	UNNIM BANC, S.A.	07/2006	120,000	72,061
GC FTGENCAT CAIXA SABADELL 1, FTA	UNNIM BANC, S.A.	10/2006	304,500	107,159
AYT CAIXA SABADELL HIPOTECARIO I, FTA	UNNIM BANC, S.A.	07/2008	300,000	253,458
GC FTGENCAT CAIXA SABADELL 2, FTA	UNNIM BANC, S.A.	12/2008	238,000	112,188
AYT 1 HIPOTECARIO, FTH	UNNIM BANC, S.A.	06/1999	149,040	6,198
GC FTPIME UNNIM 1, FTA	UNNIM BANC, S.A.	12/2011	275,000	214,066
2 PS INTERAMERICANA	BBVA CHILE, S.A.	10/2004	12,358	4,508
2 PS INTERAMERICANA	BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	10/2004	21,573	7,870

APPENDIX VII

Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2012, 2011 and 2010

Outstanding as of December 31, 2012 of subordinated issues

	Millions of Euros				Prevailing Interest Rate at 2012	Maturity Date
Issuer Entity and Issued Date	Currency	December 2012	December 2011	December 2010
Issues in Euros
BBVA
July-96	EUR	27	27	27	9.37%	12/22/2016
October-04	EUR	628	992	992	4.37%	10/20/2019
February-07	EUR	255	297	297	4.50%	2/16/2022
March-08	EUR	125	125	125	6.03%	3/3/2033
July-08	EUR	100	100	100	6.20%	7/4/2023
September-09	EUR	—	—	2,000	—	10/15/2014
December-11	EUR	1,237	3,430	—	6.50%	6/30/2013
Subtotal	EUR	2,372	4,971	3,541
BBVA GLOBAL FINANCE, LTD. (*)
July-99	EUR	60	64	73	6.35%	10/16/2015
October-11	EUR	—	—	60	—	10/10/2011
October-01	EUR	10	40	40	6.08%	10/10/2016
October-01	EUR	46	50	50	0.81%	10/15/2016
November-01	EUR	53	55	55	0.90%	11/2/2016
December-01	EUR	56	56	56	0.88%	12/20/2016
Subtotal	EUR	225	265	334
BBVA SUBORDINATED CAPITAL, S.A.U. (*)
May-05	EUR	—	389	423	—	23-05-17
October-05	EUR	99	126	126	0.51%	10/13/2020
October-05	EUR	26	199	205	0.95%	10/20/2017
October-06	EUR	—	—	822	—	10/24/2016
April-07	EUR	—	594	623	—	4/3/2017
April-07	EUR	68	100	100	2.34%	4/4/2022
May-08	EUR	50	50	50	0.00%	5/19/2023
July-08	EUR	20	20	20	6.11%	7/22/2018
Subtotal	EUR	263	1,478	2,369
BBVA BANCOMER, S.A. de C.V.
May-07	EUR	—	469	601	—	7/17/2017
Subtotal	EUR	—	469	601
ALTURA MARKETS A.V., S.A.
November-07	EUR	2	2	2	2.19%	11/29/2017
Subtotal	EUR	2	2	2
UNNIM BANC, S.A.
Different issues	EUR	274	—	—	Various	Various
Subtotal	EUR	274	—	—
ARRELS CT PROMOU, S.A.
Different issues	EUR
Subtotal	EUR
TURKIYE GARANTIA BANKASI, A.S.
February-09	EUR	12	12	—	3.50%	3/31/2021
Subtotal	EUR	12	12	—
GARANTIBANK INTERNATIONAL NV
Different issues	EUR	3	4	—	Various	Various
Subtotal	EUR	3	4	—

Total issued in Euros		3,151	7,201	6,847

(*)	As of March 23, 2010 issues of BBVA Capital Funding, Ltd. have been assumed by BBVA Global Finance Ltd.

The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

Outstanding as of December 31, 2012 of subordinated issues

	Millions of Euros				Prevailing Interest Rate at 2012	Maturity Date
Issuer Entity and Issued Date	Currency	December 2012	December 2011	December 2010
Issues in foreign currency
BBVA PUERTO RICO, S.A.
September-04	USD	—	39	38	—	9/23/2014
September-06	USD	—	28	28	—	9/29/2016
September-06	USD	—	23	22	—	9/29/2016
Subtotal	USD	—	90	88
BBVA GLOBAL FINANCE, LTD. (*)
December-95	USD	151	155	96	7.00%	12/1/2025
October-95	JPY	88	100	92	6.00%	10/26/2015
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE
Different issues	CLP	647	597	624	Various	Various
Subtotal	CLP	647	597	624
BBVA BANCOMER, S.A. de C.V.
May-07	USD	377	386	373	6.00%	5/17/2022
April-10	USD	755	773	670	7.00%	4/22/2020
March-11	USD	943	966	—	7.00%	3/10/2021
July-12	USD	755	—	—	7.00%	9/30/2022
September-12	USD	377	—	—	7.00%	9/30/2022
Subtotal	USD	3,207	2,125	1,043
September-06	MXN	146	138	151	5.00%	9/18/2014
July-08	MXN	69	66	73	5.00%	7/16/2018
October-08	MXN	175	166	181	6.00%	9/24/2018
December-08	MXN	166	165	172	6.00%	11/26/2020
June-09	MXN	159	151	164	6.00%	6/7/2019
Subtotal	MXN	715	686	741
BBVA SUBORDINATED CAPITAL, S.A.U.
October-05	JPY	—	200	184	—	10/22/1935
Subtotal	JPY	—	200	184
march-06	GBP	—	—	326	—	3/31/2016
march-07	GBP	19	258	284	5.75%	3/11/2018
Subtotal	GBP	19	258	610
RIVERWAY HOLDING CAPITAL TRUST I
march-01	USD	8	8	7	10.18%	6/8/2031
Subtotal	USD	8	8	7
TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	38	39	37	3.16%	3/17/1934
Subtotal	USD	38	39	37

(*)	As of March 23, 2010 issues of BBVA Capital Funding, Ltd. have been assumed by BBVA Global Finance Ltd.

The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

Outstanding as of December 31, 2012 of subordinated issues

	Millions of Euros				Prevailing Interest Rate at 2012	Maturity Date
Issuer Entity and Issued Date	Currency	December 2012	December 2011	December 2010
STATE NATIONAL CAPITAL TRUST I
July-03	USD	12	12	11	3.36%	9/30/2033
Subtotal	USD	12	12	11
STATE NATIONAL STATUTORY TRUST II
March-04	USD	8	8	7	3.10%	3/17/2034
Subtotal	USD	8	8	7
TEXASBANC CAPITAL TRUST I
July-04	USD	19	19	19	2.92%	7/23/2034
Subtotal	USD	19	19	19
COMPASS BANK
March-05	USD	217	220	212	5.50%	4/1/2020
March-06	USD	90	202	195	5.90%	4/1/2026
September-07	USD	264	269	261	6.40%	10/1/2017
Subtotal	USD	571	691	668
BBVA COLOMBIA, S.A.
August-06	COP	—	—	156	—	8/28/2011
September-11	COP	45	42	—	7.15%	9/19/2021
September-11	COP	67	62	—	7.39%	9/19/2026
September-11	COP	44	41	—	6.98%	9/19/2018
Subtotal	COP	156	145	156
BBVA PARAGUAY, S.A.
Different issues	PYG	—	2	2	—	Various
Different issues	USD	—	7	6	—	Various
BANCO CONTINENTAL, S.A.
December-06	USD	23	23	22	3.22%	2/15/2017
May-07	USD	15	15	15	6.00%	5/14/2027
September-07	USD	15	15	15	1.82%	9/24/2017
February-08	USD	15	15	15	6.47%	2/28/2028
June-08	USD	23	23	22	3.16%	6/15/2018
November-08	USD	15	15	15	3.02%	2/15/2019
October-10	USD	152	156	150	7.38%	10/7/2040
Subtotal	USD	258	262	254
May-07	PEN	12	11	11	5.85%	5/7/2022
June-07	PEN	19	19	16	3.47%	6/18/2032
November-07	PEN	17	16	15	3.56%	11/19/2032
July-08	PEN	15	14	13	3.06%	7/8/2023
September-08	PEN	17	16	14	3.09%	9/9/2023
December-08	PEN	10	10	8	4.19%	12/15/2033
Subtotal	PEN	90	86	77
TURKIYE GARANTI BANKASI, A.S.
February-07	USD	—	95	—	—	2/6/2017
Subtotal	USD	—	95	—
Total issues in foreign currencies (Millions of Euros)		5,987	5,585	4,722

Outstanding as of December 31, 2012 of preferred issues

	December 2012		December 2011		December 2010
Issuer Entity and Issued Date	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)
BBVA International, Ltd.
December-02	EUR	9	EUR	9	EUR	500
BBVA Capital Finance, S.A.U.
December-03	EUR	350	EUR	5	EUR	350
July-04	EUR	500	EUR	7	EUR	500
December-04	EUR	1,125	EUR	17	EUR	1,125
December-08	EUR	1,000	EUR	7	EUR	1,000
BBVA International Preferred, S.A.U.
September-05	EUR	85	EUR	85	EUR	85
September-06	EUR	164	EUR	164	EUR	164
April-07	USD	600	USD	600	USD	600
July-07	GBP	31	GBP	31	GBP	31
October-09	EUR	645	EUR	645	EUR	645
October-09	GBP	251	GBP	251	GBP	251
Banco Provincial, S.A. - Banco Universal
October-07	—	—	—	—	VEF	150
November-07	—	—	—	—	VEF	58
Phoenix Loan Holdings Inc.
November-07	USD	25	USD	25	USD	25
Unim Banc, S.A.
December-07	EUR	14	—	—	—	—
Caixa de Manlleu Preferents, S.A.			—	—	—	—
December-04	EUR	18	—	—	—	—
Caixa Terrasa Societat de Participacion			—	—	—	—
December-04	EUR	75	—	—	—	—
July-06	EUR	90	—	—	—	—
Caixasabadell Preferents, S.A.			—	—	—	—
June-01	EUR	50	—	—	—	—
August-05	EUR	75	—	—	—	—

APPENDIX VIII

Consolidated balance sheets held in foreign currency as of December 31, 2012, 2011 and 2010

	USD	Millions of Euros		Total Foreign Currencies
December 2012		Mexican Pesos	Other Foreign Currencies
Assets -
Cash and balances with central banks	8,548	5,894	11,292	25,734
Financial assets held for trading	4,050	15,539	3,747	23,336
Available-for-sale financial assets	7,768	8,789	10,451	27,008
Loans and receivables	63,330	38,033	51,863	153,226
Investments in entities accounted for using the equity method	5	95	4,427	4,527
Tangible assets	753	1,275	1,099	3,127
Other assets	4,249	4,210	4,413	12,872
Total	88,703	73,835	87,292	249,830
Liabilities-
Financial liabilities held for trading	1,965	4,587	1,451	8,003
Financial liabilities at amortised cost	89,979	52,037	65,677	207,693
Other liabilities	1,128	7,975	3,505	12,608
Total	93,072	64,599	70,633	228,304

	USD	Millions of Euros		Total Foreign Currencies
December 2011		Mexican Pesos	Other Foreign Currencies
Assets -
Cash and balances with central banks	5,823	5,412	6,314	17,549
Financial assets held for trading	3,369	13,568	3,599	20,536
Available-for-sale financial assets	8,929	7,642	8,901	25,472
Loans and receivables	69,923	34,363	43,977	148,263
Investments in entities accounted for using the equity method	5	101	4,236	4,342
Tangible assets	842	1,060	1,009	2,911
Other assets	4,770	2,769	4,140	11,679
Total	93,661	64,915	72,176	230,752
Liabilities-
Financial liabilities held for trading	2,207	4,113	2,222	8,542
Financial liabilities at amortised cost	85,459	47,906	53,570	186,935
Other liabilities	1,164	6,288	3,279	10,731
Total	88,830	58,307	59,071	206,208

	USD	Millions of Euros		Total Foreign Currencies
December 2010		Mexican Pesos	Other Foreign Currencies
Assets -
Cash and balances with central banks	4,358	6,002	5,333	15,693
Financial assets held for trading	2,347	11,142	4,031	17,520
Available-for-sale financial assets	8,547	10,150	5,102	23,799
Loans and receivables	61,994	35,465	31,288	128,747
Investments in entities accounted for using the equity method	5	112	3,658	3,775
Tangible assets	804	916	655	2,375
Other assets	3,972	2,768	1,830	8,570
Total	82,027	66,555	51,897	200,479
Liabilities-
Financial liabilities held for trading	1,420	3,349	1,073	5,842
Financial liabilities at amortised cost	90,444	50,708	42,645	183,797
Other liabilities	928	5,976	2,889	9,793
Total	92,792	60,033	46,607	199,432

APPENDIX IX

Consolidated income statements for the first and second half of 2012 and 2011

	Millions of Euros
	Six months ended June 30, 2012	Six months ended December 31, 2012	Six months ended June 30, 2011	Six months ended December 31, 2011
INTEREST AND SIMILAR INCOME	12,763	13,499	11,497	12,683
INTEREST AND SIMILAR EXPENSES	(5,428)	(5,712)	(5,112)	(5,916)
NET INTEREST INCOME	7,335	7,787	6,385	6,767
DIVIDEND INCOME	338	52	282	280
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	366	361	241	354
FEE AND COMMISSION INCOME	2,686	2,888	2,476	2,598
FEE AND COMMISSION EXPENSES	(555)	(666)	(457)	(587)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	738	907	724	392
NET EXCHANGE DIFFERENCES	63	59	359	6
OTHER OPERATING INCOME	2,853	1,959	2,026	2,218
OTHER OPERATING EXPENSES	(2,753)	(1,977)	(1,884)	(2,153)
ADMINISTRATION COSTS	(4,695)	(5,073)	(4,332)	(4,566)
Personnel expenses	(2,743)	(2,919)	(2,524)	(2,667)
General and administrative expenses	(1,952)	(2,154)	(1,808)	(1,899)
DEPRECIATION AND AMORTIZATION	(466)	(552)	(400)	(439)
PROVISIONS (NET)	(228)	(423)	(233)	(275)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(3,267)	(4,713)	(1,986)	(2,240)
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	(269)	(854)	(184)	(1,701)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	21	(17)	23	23
NEGATIVE GOODWILL	—	376	—	—
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	(286)	(336)	(65)	(206)
OPERATING PROFIT BEFORE TAX	1,881	(222)	2,975	471
INCOME TAX	(220)	495	(514)	308
PROFIT FROM CONTINUING OPERATIONS	1,661	273	2,461	779
PROFIT FROM DISCONTINUED OPERATIONS (NET)	170	223	124	121
PROFIT	1,831	496	2,585	900
Profit attributable to parent company	1,509	167	2,339	665
Profit attributable to non-controlling interests	322	329	246	235

	Six months ended June 30, 2012	Euros	Six months ended June 30, 2011	Six months ended December 31, 2011
		Six months ended December 31, 2012
EARNINGS PER SHARE
Basic earnings per share	0.29	0.03	0.47	0.13
Diluted earnings per share	0.29	0.03	0.47	0.13

APPENDIX X

Risks related to the developer and real-estate sector in Spain

a)	Policies and strategies established by the Group to deal with risks related to the developer and real-estate sector

BBVA has teams specializing in the management of the Real-Estate Sector risk, given its economic importance and specific technical component. This specialization is not only in the Risk-Acceptance teams, but throughout the handling, commercial, problematic management and legal aspects, and includes the research department (BBVA Research), which helps determine the medium/long-term vision needed to manage this portfolio. Specialization has been increased and the management teams in the areas of recovery and the Real Estate Unit itself have been reinforced.

The portfolio management policies, established to address the risks related to the developer and real-estate sector, aim to accomplish, among others, the following objectives: to avoid concentration in terms of customers, products and regions; to estimate the risk profile for the portfolio; and to anticipate possible worsening of the portfolio.

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

The following strategies have been implemented with customers in the developer sector: avoidance of large corporate transactions, which had already reduced their share in the years of greatest market growth; non-participation in the second-home market; commitment to public housing financing; and participation in land operations with a high level of urban development security, giving priority to land open to urban development.

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

These actions have enabled BBVA to anticipate possible impairment situations, by always keeping an eye on BBVA’s position with each customer (whether or not as first creditor). In this regard, key aspects include management of the risk policy to be followed with each customer, contract review, deadline extension, improved collateral, rate review (repricing) and asset purchase.

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

As for the policies relating to risk refinancing with the developer and real-estate sector, they are the same as the general policies used for all of the Group’s risks. In the developer and real estate sector, they are based on clear solvency and viability criteria for projects, with demanding terms for additional guarantees and legal compliance. The policy on refinancing uses outstanding risk rather than impaired assets, with a refinancing tool that standardizes criteria and values up to a total of 19 variables when considering any refinancing operation.

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

In the case of completed homes, the final aim is the sale of these homes to private individuals, thus diluting the risk and beginning a new business cycle. Here, the strategy has been to help subrogation (the default rate in this channel of business is notably lower than in any other channel of residential mortgages) and to support our customers’ sales directly, using BBVA’s own channel (BBVA Services and our branches), creating incentives for sale and including sale orders for BBVA. In exceptional case we have even accepted partial haircuts, with the aim of making the sale easier.

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

With respect to land, the fact that the vast majority of our risk is urban land simplifies our management. Urban management and liquidity control to tackle urban planning costs are also subject to special monitoring.

b)	Quantitative information on activities in the real-estate market in Spain

The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30. However, given the legal changes in 2012 (see Note 1.7.1), the Group has revised some criteria used in the preparation of this information to adapt it to the new requirements, though this has not had a significant impact for purposes of comparison.

All the data in this section include the Unnim figures as of 2012; the 2011 figures do not include Unnim.

As of December 31, 2012 and 2011, exposure to the construction sector and real-estate activities in Spain stood at €23,656 million and €28,287 million, respectively. Of that amount, risk from loans to construction and real-estate development activities accounted for €15,358 million and €14,158 million, representing 8.7% and 8.1% of loans and advances to customers of the balance of business in Spain (excluding the government and other government agencies) and 2.4% and 2.4% of the total assets of the Consolidated Group.

Lending for real estate development according to the purpose of the loans as of December 31, 2012 and 2011 is shown below:

	Millions of Euros
December 2012 Financing allocated to construction and real estate development and its coverage	Gross Amount	Drawn Over the Guarantee Value	Specific coverage Total
Loans recorded by the Group’s credit institutions (Business in Spain)	15,358	6,164	5,642
Of which: Impaired assets	6,814	3,193	3,123
Of which: Substandard assets	2,092	911	731
Memorandum item:
Write-offs	347

(*)	Unnim is included

	Millions of Euros
December 2011 Financing allocated to construction and real estate development and its coverage	Gross Amount	Drawn Over the Guarantee Value	Specific coverage Total
Loans recorded by the Group’s credit institutions (Business in Spain)	14,158	4,846	1,441
Of which: Impaired assets	3,743	1,725	1,123
Of which: Substandard assets	2,052	911	318
Memorandum item:
Write-offs	182

The increase in the Group’s total financing is partly due to Unnim, which has contributed €2,612 million, of which €1,692 million are impaired assets and €173 million substandard assets.

	Millions of Euros
Memorandum item: Consolidated Group Data (carrying amount)	December 2012 (*)	December 2011
Total loans and advances to customers, excluding the Public Sector (Business in Spain)	176,123	174,467
Total consolidated assets (total business)	637,785	597,688
Impairment losses determined collectively (total business)	3,279	3,027

(*)	Unnim is included

As of December 31, 2012, 32.0% of the impaired assets in this sector are up-to-date on payments, but were classified as non-performing in accordance with the provisions of Appendix IX of Bank of Spain Circular 4/2004. Furthermore, substandard risk amounted to 13.6% of total developer risk.

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

After applying these corrective factors, the excess value above the guarantee value, which represents the amount to be provisioned in accordance with Bank of Spain Circular 4/2004, amounted to €3,193 million and €911 million for impaired assets and substandard assets, respectively, as of December 31, 2012 (€1,725 million and €911 million as of December 31, 2011).

Nevertheless, as of December 31, 2012 and 2011, specific recognized provisions for loans to the construction and real-estate development sector in Spain amounted to €5,642 million and €1,441 million, respectively.

As of December 31, 2012 and 2011, the updated appraisal values, without the application of said corrective factors, rose to €22,793 million and €19,288 million, respectively (an average LTV of 67.4% and 73.4%, respectively) which broadly covers the amount of the debt.

The following is a description of the real estate credit risk based on the types of associated guarantees:

	Millions of Euros
Credit: Gross amount (Business in Spain)	December 2012 (*)	December 2011
Without secured loan	1,441	1,105
With secured loan	13,917	13,053
Terminated buildings	8,167	6,930
Homes	7,148	6,431
Other	1,019	499
Buildings under construction	1,716	2,448
Homes	1,663	2,374
Other	53	74
Land	4,034	3,675
Urbanized land	2,449	2,404
Rest of land	1,585	1,271
Total	15,358	14,158

(*)	Unnim is included

As of December 31, 2012, 64.3% of loans to developers were guaranteed with buildings (89.1% are homes), and only 26.3% by land, of which 60.7% is urbanized.

The information on the retail mortgage portfolio risk as of December 31, 2012 and 2011 is as follows:

	Millions of Euros
Housing-acquisition loans to households (Business in Spain)	December 2012 (*)	December 2011
With secured loan (gross amount)	87,224	79,043
of which: Impaired loans	3,163	2,371
Total	87,224	79,043

(*)	Unnim is included

The loan to value (LTV) ratio (resulting from dividing the pending risk at any particular date by the amount of the latest available appraisal) of the above portfolio is as follows:

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value- LTV)
December 2012 LTV Breakdown of secured loans to households for the purchase of a home (Business in Spain) (*)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	14,942	22,967	35,722	11,704	1,889	87,224
of which: Impaired loans	312	386	1,089	1,005	371	3,163

(*)	Unnim is included

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value- LTV)
2011 LTV Breakdown of secured loans to households for the purchase of a home (Business in Spain) (*)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	12,408	19,654	32,887	12,870	1,224	79,043
of which: Impaired loans	276	218	695	922	260	2,371

(*)	Unnim is included

Outstanding home mortgage loans as of December 31, 2012 and 2011 had an average LTV of 51% and 50% respectively.

As of December 31, 2012, the Group also had a balance of €906 million in non-mortgage loans for the purchase of housing (of which €89 million were NPA).

The breakdown of foreclosed, acquired, purchased or exchanged assets for debt from loans relating to the Group’s business in Spain, as well as the holdings and financing to non-consolidated companies holding such assets is as follows:

	Millions of Euros
	December 2012 (*)			December 2011
Information about assets received in payment of debts (Business in Spain)	Gross Value (1)	Valuation Adjustments (2)	Carrying Amount	Gross Value (1)	Valuation Adjustments (2)	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	8,894	4,893	4,001	5,101	1,740	3,361
Completed buildings	3,021	1,273	1,748	1,709	487	1,222
Homes	2,146	877	1,269	1,227	333	894
Other	875	396	479	482	154	328
Buildings under construction	908	528	380	360	115	245
Homes	881	512	369	357	114	243
Other	27	16	11	3	1	2
Land	4,965	3,092	1,873	3,032	1,138	1,894
Urbanized land	3,247	2,048	1,199	1,561	570	991
Rest of land	1,718	1,044	674	1,471	568	903
Real estate assets from mortgage financing for households for the purchase of a home	2,512	1,020	1,492	1,509	401	1,108
Rest of real estate assets received in payment of debts	653	273	380	403	167	236
Equity instruments, investments and financing to non-consolidated companies holding said assets	702	383	319	701	287	414
Total	12,761	6,569	6,192	7,714	2,595	5,119

(*)	Unnim is included
(1)	Represents the amount of the related impaired loans immediately before the receipt of the assets in payment of such loans.
(2)	Represents provisions for impairment losses on the related loans immediately before the receipt of the assets in payment of such loans plus the amount of losses recorded due to the impairment on such assets since their receipt until the reporting date (i.e., December 31, 2012 and December 31, 2011, respectively). As indicated in Notes 2.2.4 and 2.2.6 to the Consolidated Financial Statements, non-current assets held for sale that are foreclosed assets or properties purchased from borrowers in distress are recorded at their acquisition date and any subsequent time, at the lower of either their related carrying amount or the fair value of the asset (less sale costs).

As of December 31, 2012 and 2011, the gross book value of the Group’s real-estate assets from corporate financing of real-estate construction and development was €8,894 million and €5,101 million, respectively, with an average coverage ratio of 55% and 34.1%, respectively.

The gross book value of real-estate assets from mortgage lending to households for home purchase as of December 31, 2012 and 2011, amounted to €2,512 million and €1,509 million, respectively, with an average coverage ratio of 40.6% and 26.6%, respectively.

As of December 31, 2012 and 2011, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €12,059 million and €7,013 million, respectively. The coverage ratio was 51.3% and 32.9%, respectively.

APPENDIX XI: Refinancing and restructuring operations and other requirements under Bank of Spain Circular 6/2012

REFINANCING AND RESTRUCTURING OPERATIONS

a)	Group policies and principles with respect to refinancing or restructuring operations

Refinancing/restructuring operations (see definition in the Glossary, Appendix XIII) are carried out with customers who have requested such an operation in order to meet their current debt payments if they are expected, or may be expected, to experience financial difficulty in making the payments in the future.

The basic aim of a refinanced/restructured operation is to provide the customer with a situation of financial viability over time by adapting repayment of the debt incurred with the bank to the customer’s new situation of fund generation. The use of refinancing or restructuring with for other purposes, such as for delaying loss recognition, is contrary to BBVA Group policies.

The BBVA Group’s refinancing/restructuring policies are based on the following general principles:

•

Refinancing and restructuring is authorized according to the capacity of customers to pay the new installments. This is done by first identifying the origin of the payment difficulties and then carrying out an analysis of the customers’ viability, including an updated analysis of their economic and financial situation and capacity to pay and generate funds. If the customer is a company, the analysis also covers the situation of the sector in which it operates.

•

With the aim of increasing the solvency of the operation, new guarantees and/or guarantors of demonstrable solvency are obtained where possible. An essential part of this process is an analysis of the effectiveness of both the new and original guarantees submitted.

•	This analysis is carried out from the overall customer or group perspective, and not only from the perspective of a specific product.

•	Refinancing and restructuring operations do not in general increase the amount of the customer’s debt, except for the expenses inherent to the operation itself.

•	The capacity to refinance and restructure debt is not delegated to the branches, but decided on by the risk units.

•	The decisions adopted are reviewed from time to time with the aim of checking full compliance with refinancing and restructuring policies.

These general principles are adapted in each case according to the conditions and circumstances of each geographical area in which the Group operates, and to the different types of customers involved.

In the case of retail customers (private individuals), the main aim of the BBVA Group’s policy on refinancing/restructuring debt is to avoid default arising from a customer’s temporary liquidity problems by implementing structural solutions that do not increase the customer’s debt. The solution required is adapted to each case and the debt repayment is made easier, in accordance with the following principles:

•

Analysis of the viability of operations based on the customer’s willingness and ability to pay, which may be reduced, but should nevertheless be present. The customer must therefore repay at least the interest on the operation in all cases. No arrangements may be concluded that involve a grace period for both capital and interest.

•	No refinancing/restructuring operations may be concluded on debt that is not incurred with the BBVA Group.

•	Customers subject to refinancing or restructuring operations are excluded from commercial campaigns of any kind.

In the case of wholesale customers (basically businesses and corporations), refinancing/restructuring is authorized according to an economic and financial viability plan based on:

•

Forecast future income, margins and cash flows over a sufficiently long period (around five years) to allow companies to implement cost adjustment measures (industrial restructuring) and a business development plan that can help reduce the level of leverage to sustainable levels (capacity to access the financial markets).

•	Where appropriate, the existence of a divestment plan for assets and/or business segments that can generate cash to assist the deleveraging process.

•	The capacity of shareholders to contribute capital and/or guarantees that can support the viability plan.

As stated in Note 3 of the accompanying Financial Statements, the BBVA Group acquired Unnim in 2012. Unnim’s policies with respect to debt refinancing may have been different from those of BBVA, but after its integration it adapted its policies to those established by the BBVA Group.

In accordance with the Group’s policy, the conclusion of a debt refinancing/restructuring operation does not imply the debt is reclassified from “impaired” or “substandard” to outstanding risk; such a reclassification must be based on the analysis mentioned earlier of the viability and effectiveness of the new guarantees submitted.

In any event, the Group maintains its policy of including risks relating to refinanced/restructured assets as either: “doubtful assets”, as although the customer is up to date with payments, they are classified as impaired for reasons other than their default when there are significant doubts that the terms of their refinancing may not be met; “substandard assets”, because there is some material doubt as to possible non-compliance with the refinanced operation; or “normal-risk assets” (although as mentioned in the table in the following section, they continue to be classified as “normal-risk assets with special monitoring” until the conditions established by Bank of Spain Circular 6/2012 for their consideration as outstanding risk are met).

The conditions established by the Bank of Spain’s Circular 6/2012 for “normal-risk assets with special monitoring” to be reclassified out of this special monitoring category are as follows:

1)	The customer must have paid past-due amounts (principal and interest) since the date of the renegotiation or restructuring of the operation;

2)	At least two years must have elapsed since the renegotiation or restructuring of the operation;

3)	The customer must have paid at least 20% of the outstanding principal amount of the loan as well as all the past-due amounts (principal and interest) that were outstanding as of the date of the renegotiation or restructuring of the operation; and

4)	It is unlikely that the borrower will have financial difficulties and, therefore, it is expected that the borrower will be able to meet its debt payment obligations (principal and interest) in a timely manner.

During 2012, no loans were reclassified out of this special monitoring category.

The BBVA Group’s refinancing/restructuring policy provides for the possibility of multiple modifications, which shall be approved on an individual basis based on the risk profile of the relevant customer and its degree of compliance with the prior payment calendar.

Since 2009, the number of loans that have been modified two or more times has increased as a result of the deterioration of the economic conditions, mainly in Spain. As of December 31, 2012, the non-performing loan ratio of loans that had been modified two or more times was substantially the same as the non-performing loan ratio of loans that had been modified only once.

The internal models used to determine allowances for loan losses consider the restructuring or renegotiation of a loan, as well as re-defaults on a loan, by assigning a lower internal rating to restructured/renegotiated loans than the average internal rating assigned to non-restructured/renegotiated loans. This downgrade results in an increase in the probability of default (PD) assigned to restructured/renegotiated loans (with the resulting PD being higher than the average PD of the non-renegotiated loans in the same portfolios).

b)	Quantitative information on refinancing and restructuring operations.

BALANCE OF FORBEREANCE (a)

	NORMAL (b)						SUBSTANDARD
	Real estate mortgage secured		Rest of secured loans (c)		Unsecured loans		Real estate mortgage secured		Rest of secured loans (c)		Unsecured loans		Specific coverage
BBVA GROUP DECEMBER 2012 (Millions of euros)	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	112	5	14	87	11	707	2	227	1	12	4	220	7
2 Other legal entities and individual entrepreneurs	10,046	3,225	1,002	400	24,996	2,762	3,485	2,436	732	653	10,173	1,347	866
Of which: Financing the construction and property development	2,312	1,688	93	106	984	421	702	1,287	77	422	221	75	600
3 Other individuals	76,940	3,845	3,742	434	331,051	487	32,440	2,684	3,458	590	23,876	253	289
4 Total	87,098	7,075	4,758	921	356,058	3,956	35,927	5,348	4,191	1,254	34,053	1,820	1,162

	IMPAIRED							TOTAL
	Real estate mortgage secured		Rest of secured loans (c)		Unsecured loans		Specific coverage
BBVA GROUP DECEMBER 2012 (Millions of euros)	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount		Number of operations	Gross amount	Specific coverage
1 Government agencies	14	19	1	7	—	—	1	159	1,284	9
2 Other legal entities and individual entrepreneurs	7,665	3,873	1,556	1,133	12,516	907	2,131	72,171	16,736	2,997
Of which: Financing the construction and property development	2,790	2,764	392	818	746	361	1,800	8,317	7,942	2,400
3 Other individuals	30,646	1,998	2,224	370	103,796	300	863	608,173	10,961	1,151
4 Total	38,325	5,890	3,781	1,511	116,312	1,207	2,995	680,503	28,981	4,157

(a)	Includes all forbereance operations as defined in paragraph 1.g) of Annex IX of Circular 4/2004 of the Bank of Spain
(b)	Risks rated as normal in special monitoring as stated in paragraph 7.a) of Annex IX of the Circular 4/2004 of the Bank of Spain.
(c)	Includes mortgage-backed real estate operations not full, ie loan to value greater than 1, and secured operations, other than transactions secured by real estate mortgage, of whatever their loan to value.

In addition to the refinancing and restructuring operations referred to in this section, the BBVA Group has modified loans that are not considered renegotiated or impaired based on the criteria in paragraph 59(c) in IAS 39. It was concluded that these modified loans should not be classified as renegotiated or impaired because they were modified for commercial or competitive reasons (such as to improve the relationship with a customer) rather than for economic or legal reasons relating to the borrower’s financial circumstances.

The BBVA Group’s total refinancing operations as of December 2012 amounted to €28,981 million. Of this figure, 68% corresponded to BBVA S.A., 12% to Unnim and 20% to the rest of the BBVA Group.

The refinanced debt in a normal risk situation in BBVA S.A. (€7,367 million) accounts for 3% of total credit. A further 3% is classified as substandard risk (€6,402 million), with a coverage of 14.5%.

The risk figure for refinanced debt in the commercial portfolio (developers and other companies) includes not only refinanced debt but also the total position associated with the customer.

Of the performing (normal and substandard) portfolio, 23% is loans to developers, 37% corresponds to other companies and 40% to retail portfolios.

•

In 2012 the portfolio of loans to developers has been subject to high loan-loss provisions as a result of the deterioration of assets related to the real-estate sector in Spain. The coverage ratio of this portfolio is between 25% and 35% on average, depending on whether the risk is normal or substandard, and according to the type of guarantee. The coverage ratio of the real estate developers portfolio is higher than the coverage ratios for other renegotiated loan portfolios (including our unsecured loan portfolios) due to the increase in provisions as a result of the deterioration of the real estate sector in Spain during 2012.

•

In the Other Companies portfolio, which includes businesses and corporations, 60% is in a normal risk situation and 40% substandard. Large corporations account for 15% of the portfolio. Here, refinancing represents temporary financial support in cases of cash-flow tensions, but the solvency of the companies means that the NPA ratio is residual. The rest of the risk is with businesses, a segment where the oldest debt refinancing operations, with a high level of maturity, mean that repayments of 37% of the initial amount of the principal have already been made. Of all the refinancing operations in this group, 38% are classified as impaired (22% due to default and the rest as subjective).

•

In the retail segment, the Residential Mortgage group accounts for around 34% of the performing refinanced risk. As 53% of this portfolio was restructured in 2008 and 2009, it is considered mature and its results are used as a benchmark. In this group nearly all the customers are already paying the capital plus interest and the default rate stands at 22%. Some 6% of non-performing customers are classified as in “subjective default”.

c)	Default rate or non-performing loan (NPL) ratio for each of the renegotiated loan porfolios

As of December 31, 2012, the default rate or non-performing loan (NPL) ratio for each of the renegotiated loan portfolios was as follows:

DEFAULT RATE OR NON-PERFORMING LOAN (NPL) RATIO (*)	As of December 31, 2012
Government agencies	2%
Other legal entities and individual entrepreneurs	35%
Of which: Financing the construction and property development	50%
Other individuals	24%

(*)	The default rate or non-performing loan ratio for a renegotiated loan portfolio is defined as the outstanding amount of the impaired renegotiated loans in such portfolio at the reporting date divided by the total outstanding amount of the renegotiated loans in such portfolio at such date.

OTHER REQUIREMENTS UNDER BANK OF SPAIN CIRCULAR 6/2012

a)	Quantitative information on the concentration of risks by activity and guarantees

LOANS AND ADVANCES TO CUSTOMERS BY ACTIVITY (carrying amount)

			Millions of euros
				Collateralized Credit Risk. Loan to value
	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	36,963	673	2,796	147	199	258	8	2,857
2 Other financial institutions	1,639	41	6	12	19	11	4	1
3 Non-financial institutions and individual entrepreneurs	158,587	41,652	23,444	22,241	13,815	15,716	7,677	5,647
3.1 Construction and property development	24,158	15,583	4,544	5,202	4,987	6,129	1,739	2,068
3.2 Construction of civil works	6,195	1,184	611	693	375	270	99	358
3.3 Other purposes	128,234	24,885	18,289	16,346	8,453	9,317	5,839	3,221
3.3.1 Large companies	83,169	11,492	4,564	8,723	3,017	1,966	1,029	1,321
3.3.2 SMEs and individual entrepreneurs	45,064	13,394	13,725	7,622	5,436	7,351	4,809	1,900
4 Rest of households and NPISHs	160,941	115,188	2,524	22,074	28,783	46,718	16,826	3,311
4.1 Housing	119,618	112,487	340	19,780	27,943	45,807	16,359	2,937
4.2 Consumption	35,194	521	1,797	1,236	277	443	249	115
4.3 Other purposes	6,129	2,180	387	1,058	563	468	218	259

SUBTOTAL	358,129	157,555	28,769	44,475	42,816	62,703	24,516	11,815
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	4,954

6 TOTAL	353,175

MEMORANDUM:	—
Forbereance operations	24,824	18,312	3,686	4,919	3,877	5,744	4,210	3,248
	—	—	—
	353,175	—	—

(*)	The amounts included in this table are net of impairment losses.

b)	Quantitative information on the concentration of risks by activity and geographical areas

			Millions of euros
	TOTAL	Spain	Rest of European Union	America	Rest of the world
1 Credit institutions	63,881	14,886	44,155	1,408	3,432
2 Government agencies	117,436	62,028	9,272	42,227	3,909
2.1 Central Administration	90,374	36,948	8,864	40,679	3,882
2.2 Rest	27,062	25,080	407	1,548	27
3 Other financial institutions	51,236	9,406	14,483	27,036	311
4 Non-financial institutions and individual entrepreneurs	194,864	88,025	26,017	69,400	11,423
4.1 Construction and property development (b)	24,158	15,526	278	8,324	31
4.2 Construction of civil works	8,537	4,187	1,856	2,473	19
4.3 Other purposes	162,169	68,311	23,883	58,602	11,373
4.3.1 Large companies (c)	110,149	43,547	18,819	39,692	8,090
4.3.2 SMEs and individual entrepreneurs (c)	52,020	24,764	5,063	18,910	3,282
5 Rest of households and NPISHs	176,559	110,510	4,382	58,221	3,446
5.1 Housing (d)	134,292	98,865	3,140	31,193	1,093
5.2 Consumption (d)	35,194	6,678	466	25,714	2,336
5.3 Other purposes (d)	7,074	4,967	776	1,314	17
SUBTOTAL	603,976	284,854	98,309	198,292	22,521
6 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	5,000	—	—	—	—

7 TOTAL	598,976	—	—	—	—

The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt securities, Other equity securities, Trading derivatives, Hedging derivatives, Investments and Contingent risks. The amounts included in this table are net of impairment losses.

APPENDIX XII

Glossary

Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.

Amortized cost	The amortized cost of a financial asset is the amount at which it was measured at initial recognition minus principal repayments, plus or minus, as warranted, the cumulative amount taken to profit or loss using the effective interest rate method of any difference between the initial amount and the maturity amount, and minus any reduction for impairment or change in measured value.

Associates	Companies in which the Group has a significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

Available-for-sale financial assets	Available-for-sale (AFS) financial assets are debt securities that are not classified as held-to-maturity investments or as financial assets designated at fair value through profit or loss (FVTPL) and equity instruments that are not subsidiaries, associates or jointly controlled entities and have not been designated as at FVTPL.

Basic earnings per share	Calculated by dividing profit or loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Business combination	A business combination is a transaction, or any other event, through which a single entity obtains the control of one or more businesses.

Cash flow hedges	Those that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could effect profit or loss.

Commissions and fees

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:

• Fees and commissions relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected.
• Fees and commissions arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.
• Fees and commissions generated by a single act are accrued upon execution of that act.

Contingencies	Current obligations of the entity arising as a result of past events whose existence depends on the occurrence or non-occurrence of one or more future events independent of the will of the entity.

Contingent liabilities	Possible obligations of the entity that arise from past events and whose existence depends on the occurrence or non-occurrence of one or more future events independent of the entity’s will and that could lead to the recognition of financial assets.

Contingent risks	Transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts.

Correlation risk	Correlation risk is related to derivatives whose final value depends on the performance of more than one underlying asset (primarily, stock baskets) and indicates the existing variability in the correlations between each pair of assets.

Current service cost	Current service cost is the increase in the present value of a defined benefit obligation resulting from employee service in the current period.

Current tax assets	Taxes recoverable over the next twelve months.

Current tax liabilities	Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.

Debt certificates	Obligations and other interest-bearing securities that create or evidence a debt on the part of their issuer, including debt securities issued for trading among an open group of investors, that accrue interest, implied or explicit, whose rate, fixed or benchmarked to other rates, is established contractually, and take the form of securities or book-entries, irrespective of the issuer.

Deferred tax assets	Taxes recoverable in future years, including loss carryforwards or tax credits for deductions and tax rebates pending application.

Deferred tax liabilities	Income taxes payable in subsequent years.

Defined benefit plans	Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer’s obligations in respect of its employees current and prior years’ employment service are discharged by contributions to the fund.

Defined contribution plans	Post-employment obligation under which the entity, directly or indirectly via the plan, retains the contractual or implicit obligation to pay remuneration directly to employees when required or to pay additional amounts if the insurer, or other entity required to pay, does not cover all the benefits relating to the services rendered by the employees when insurance policies do not cover all of the corresponding post-employees benefits.

Deposits from central banks	Deposits of all classes, including loans and money market operations, received from the Bank of Spain and other central banks.

Deposits from credit institutions	Deposits of all classes, including loans and money market operations received, from credit entities.

Deposits from customers	Redeemable cash balances received by the entity, with the exception of debt certificates, money market operations through counterparties and subordinated liabilities that are not received from either central banks or credit entities. This category also includes cash deposits and consignments received that can be readily withdrawn.

Diluted earnings per share	This calculation is similar to that used to measure basic earnings per share, except that the weighted average number of shares outstanding is adjusted to reflect the potential dilutive effect of any stock options, warrants and convertible debt instruments outstanding the year. For the purpose of calculating diluted earnings per share, an entity shall assume the exercise of dilutive warrants of the entity. The assumed proceeds from these instruments shall be regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period shall be treated as an issue of ordinary shares for no consideration. Such shares are dilutive and are added to the number of ordinary shares outstanding in the calculation of diluted earnings per share.

Early retirements	Employees that no longer render their services to the entity but which, without being legally retired, remain entitled to make economic claims on the entity until they formally retire.

Economic capital	Eligible capital for regulatory capital adequacy calculations.

Economic profit	This metric measures the part of attributable adjusted profit (attributable profit + adjustment for expected loss, net income and valuation) in excess of the cost of equity employed, and measures the profits generated in excess of market expectations of returns on equity capital. This is used at the management level; for annual public reporting; for incentives in some business areas; and in the Group’s value map.

Effective interest rate	Discount rate that exactly equals the value of a financial instrument with the cash flows estimated over the expected life of the instrument based on its contractual period as well as its anticipated amortization, but without taking the future losses of credit risk into consideration.

Employee expenses	All compensation accrued during the year in respect of personnel on the payroll, under permanent or temporary contracts, irrespective of their jobs or functions, irrespective of the concept, including the current costs of servicing pension plans, own share based compensation schemes and capitalized personnel expenses. Amounts reimbursed by the state Social Security or other welfare entities in respect of employee illness are deducted from personnel expenses.

Equity	The residual interest in an entity’s assets after deducting its liabilities. It includes owner or venturer contributions to the entity, at incorporation and subsequently, unless they meet the definition of liabilities, and accumulated net profits or losses, fair value adjustments affecting equity and, if warranted, minority interests.

Equity instruments	An equity instrument that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Equity method	The method used for the consolidation of the Group’s holdings in associates. These holdings are recognized at cost on the purchase date and later evaluated. This amount will then be increased or decreased based on the differences that, after said date, the equity of the entity experiences and that corresponds to the investing institution, after considering the dividends received from them and other equity eliminations. The income statement of the investing institution shall include the corresponding proportion in the earnings of the investee.

Exchange/translation differences	Exchange differences (PyL): Includes the earnings obtained in currency trading and the differences arising on translating monetary items denominated in foreign currency to the functional currency. Exchange differences (valuation adjustments): those recorded due to the translation of the financial statements in foreign currency to the functional currency of the Group and others recorded against equity.

Fair value	The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair value hedges	Derivatives that hedge the exposure to changes in the fair value of assets and liabilities or firm commitments that have not be recognized, or of an identified portion of said assets, liabilities or firm commitments, attributable to a specific risk, provided it could affect the income statement.

Fees	See Commissions, fees and similar items.

Financial guarantees	Contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs when a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument, irrespective of its instrumentation. These guarantees may take the form of deposits, technical or financial guarantees, insurance contracts or credit derivatives.

Financial instrument	A financial instrument is any contract that gives rise to a financial asset of one entity and to a financial liability or equity instrument of another entity.

Financial liabilities at amortized cost	Financial liabilities that do not meet the definition of financial liabilities designated at fair value through profit or loss and arise from the financial entities’ ordinary activities to capture funds, regardless of their instrumentation or maturity.

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

Impaired/doubtful/non-performing portfolio	Financial assets whose carrying amount is higher than their recoverable value, prompting the entity to recognize the corresponding impairment loss.

Impaired financial assets	A financial asset is deemed impaired, and accordingly restated to fair value, when there is objective evidence of impairment as a result of one or more events that give rise to:
1. A measurable decrease in the estimated future cash flows since the initial recognition of those assets in the case of debt instruments (loans and receivables and debt securities).
2. A significant or prolonged drop in fair value below cost in the case of equity instruments.

Income from equity instruments	Dividends and income on equity instruments collected or announced during the year corresponding to profits generated by investees after the ownership interest is acquired. Income is recognized gross, i.e., without deducting any withholdings made, if any.

Insurance contracts linked to pensions	The fair value of insurance contracts written to cover pension commitments.

Inventories	Assets, other than financial instruments, under production, construction or development, held for sale during the normal course of business, or to be consumed in the production process or during the rendering of services. Inventories include land and other properties held for sale at the real estate development business.

Investment properties	Investment property is property (land or a building—or part of a building—or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for own use or sale in the ordinary course of business.

Jointly controlled entities	Companies that form a joint business and, consequently, over which the Group exercises joint control. A joint business is a contractual agreement by virtue of which two or more entities undertake an economic activity under joint control; that is, a contractual agreement to share the power to guide the financial and operation policies of an entity or other economic activity, so as to benefit from its operations, and in which the unanimous consent of all participants is required in all financial and operational strategic decision-making.

Leases	A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time, a stream of cash flows that is essentially equivalent to the combination of principal and interest payments under a loan agreement.
a) A lease is classified as a finance lease when it substantially transfers all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract.
b) A lease will be classified as operating lease when it is not a financial lease.

Liabilities associated with non-current assets held for sale	The balance of liabilities directly associated with assets classified as non-current assets held for sale, including those recognized under liabilities in the entity’s balance sheet at the balance sheet date corresponding to discontinued operations.

Liabilities under insurance contracts	The technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end.

Loans and advances to customers	Loans and receivables, irrespective of their type, granted to third parties that are not credit entities.

Loans and receivables	Financial instruments with determined or determinable cash flows and in which the entire payment made by the entity will be recovered, except for reasons attributable to the solvency of the debtor. This category includes both the investments from the typical lending activity (amounts of cash available and pending maturity by customers as a loan or deposits lent to other entities, and unlisted debt certificates), as well as debts contracted by the purchasers of goods, or users of services, that form part of the entity’s business. It also includes all finance lease arrangements in which the consolidated subsidiaries act as lessors.

Non-controlling interests	The net amount of the profit or loss and net assets of a subsidiary attributable to associates outside the group (that is, the amount that is not owned, directly or indirectly, by the parent), including that amount in the corresponding part of the consolidated earnings for the period.

Mortgage-covered bonds	Financial asset or security created from mortgage loans and backed by the guarantee of the mortgage loan portfolio of the entity.

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

Non-monetary assets	Assets and liabilities that do not provide any right to receive or deliver a determined or determinable amount of monetary units, such as tangible and intangible assets, goodwill and ordinary shares subordinate to all other classes of capital instruments.

Non performing contingent risk	The balance of non performing risks, whether for reasons of default by customers or for other reasons as detailed in section II of Annex IX of Bank of Spain Circular 04/2004, for contingent risks. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.

Non Performing Loans (NPL)	The balance of non performing risks, whether for reasons of default by customers or for other reasons as detailed in section II of Annex IX of Bank of Spain Circular 04/2004, for exposures on balance loans to customers. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.

NPA Coveraged ratio	Impairment allowances (generic, specific and country risk allowance) as a percentage of the non performing assets (the sum of impaired loans and advances to customers and impaired contingent liabilities to customers).

NPA ratio	Represents the sum of impaired loans and advances to customers and impaired contingent liabilities to customers divided by the sum of Loans and advances to customers and Contingent liabilities to customers.

Other equity instruments	This heading reflects the increase in equity resulting from various forms of owner contributions, retained earnings, restatements of the financial statements and valuation adjustments.

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

These headings also include customer loans and deposits effected via so-called unit-linked life insurance contracts, in which the policyholder assumes the investment risk.

Own/treasury shares	The amount of own equity instruments held by the entity.

Past service cost	It is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits.

Post-employment benefits	Retirement benefit plans are arrangements whereby an enterprise provides benefits for its employees on or after termination of service.

Property, plant and equipment/tangible assets	Buildings, land, fixtures, vehicles, computer equipment and other facilities owned by the entity or acquired under finance leases.

Proportionate consolidation method	Method used for the integration of the accounts of the jointly-controlled entities in the Consolidated Financial Statements. The aggregation of the different headings of the balance sheet and income statement of the entities to the consolidated financial statements through this method is performed in the proportion of the Group’s holding in its capital, excluding the portion corresponding to its own equity instruments. In the same proportion, reciprocal credit and debits will be eliminated, as will be the income, expenses and earnings from internal transactions.

Provisions	Provisions include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date.

Provisions for contingent liabilities and commitments	Provisions recorded to cover exposures arising as a result of transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts, and provisions for contingent commitments, i.e., irrevocable commitments which may arise upon recognition of financial assets.

Provision for credit losses	Provisions recognized during the year, net of recoveries on amounts provisioned in prior years, with the exception of provisions for pensions and contributions to pension funds which constitute current or interest expense.

Provisions for pensions and similar obligation	Constitutes all provisions recognized to cover retirement benefits, including commitments assumed vis-à-vis beneficiaries of early retirement and analogous schemes.

Public-covered bonds	Financial asset or security created from public loans and backed by the guarantee of the public debt portfolio of the entity.

Refinancing Operation	An operation which, irrespective of the holder or guarantees involved, is granted or used for financial or legal reasons related to current or foreseeable financial difficulties that the holder(s) may have in settling one or more operations granted by the entity itself or by other companies in its group to the holder(s) or to another company or companies of its group, or through which such operations are totally or partially brought up to date with their payments, in order to enable the holders of the settled or refinanced operations to pay off their debt (principal and interest) because they are unable, or are expected to be unable, to meet the conditions in a timely and appropriate manner.

Renewal Operation	An operation arranged to replace another one granted previously by the entity itself, when the borrower is not experiencing financial difficulties, and is not expected to experience them in the future, i.e. the operation is arranged for reasons other than refinancing.

Restructured Operation	An operation whose financial conditions are modified for economic or legal reasons related to the holder’s (or holders’) current or foreseeable financial difficulties, in order to enable payment of the debt (principal and interest), because the holder is unable, or is expected to be unable, to meet those conditions in a timely and appropriate manner, even if such modification is provided for in the contract. In any event, the following are considered restructured operations: operations in which a haircut is made or assets are received in order to reduce the debt, or in which their conditions are modified in order to extend their maturity, change the amortization table in order to reduce the amount of the installments in the short term or reduce their frequency, or to establish or extend the grace period for the principal, the interest or both; except when it can be proved that the conditions are modified for reasons other than the financial difficulties of the holders and, are similar to those applied on the market on the modification date for operations granted to customers with a similar risk profile.

Refinanced Operation	An operation which is totally or partially brought up to date with its payments as a result of a refinancing operation made by the entity itself or by another company in its group.

Renegotiated Operation	An operation whose financial conditions are modified when the borrower is not experiencing financial difficulties, and is not expected to experience them in the future, i.e. the conditions are modified for reasons other than restructuring.

Reserves	Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution. Reserves also include the cumulative effect of adjustments recognized directly in equity as a result of costs in the issue or reduction of own equity instruments, sale of own equity instruments, actuarial gains on pension plans and the retroactive restatement of the financial statements due to changes in accounting policy and the correction of errors.

Securitization fund	A fund that is configured as a separate equity and administered by a management company. An entity that would like funding sells certain assets to the securitization fund, which, in turn, issues securities backed by said assets.

Share premium	The amount paid in by owners for issued equity at a premium to the shares’ nominal value.

Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.

Subordinated liabilities	Financing received, regardless of its instrumentation, which ranks after the common creditors in the event of a liquidation.

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

a)      An agreement that gives the parent the right to control the votes of other shareholders.

b)      Power to govern the financial and operating policies of the entity under a statute or an agreement; power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body;

c)      Power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

Substandard risk	All debt instruments and contingent risks which do not meet the criteria to be classified individually as non-performing or written-off, but show weaknesses that may entail for the entity the need to assume losses greater than the hedges for impairment of risks subject to special monitoring.

Stockholders’ funds	Contributions by stockholders, accumulated earnings recognized in the income statement and the equity components of compound financial instruments.

Structured credit products	Special financial instrument backed by other instruments building a subordination structure.

Tax liabilities	All tax related liabilities except for provisions for taxes.

Trading derivatives	The fair value in favor (assets) or again (liabilities) of the entity of derivatives not designated as accounting hedges.

TSR	Total Shareholder Return. The total return of a stock to an investor (capital gain plus dividends).

Unit-link	This is life insurance in which the policyholder assumes the risk. In these policies, the funds for the technical insurance provisions are invested in the name of and on behalf of the policyholder in shares of Collective Investment Institutions and other financial assets chosen by the policyholder, who bears the investment risk.

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

APPENDIX XIII. Additional disclosure required by the Regulation S-X.

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

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012, 2011 AND 2010

	2012	2011	2010
	Millions of Euros
ASSETS
Cash and due from banks	8,549	9,367	7,435
Interest bearing deposits in other banks	48,148	41,891	28,360
Securities purchased under agreements to resell	10,378	6,268	8,685
Trading securities	82,807	73,579	66,057
Investment securities	81,662	69,098	66,402
Net Loans & Leases	353,770	354,489	340,207
Loans and leases net of unearned income	368,407	363,912	349,613
Less: Allowance for loan losses	(14,637)	(9,422)	(9,406)
Hedging Derivatives	5,120	4,698	3,603
Premises and equipment, net	7,785	7,330	6,701
Investments in affiliated companies	6,795	5,843	4,547
Intangible assets	2,185	1,879	1,058
Goodwill in consolidation	6,727	6,798	6,949
Accrual Accounts	697	609	538
Other assets	23,163	15,839	12,196

Total assets	637,785	597,688	552,738

LIABILITIES AND EQUITY
Liabilities
Demand Deposits	102,202	93,856	74,763
Saving deposits	57,593	48,704	52,597
Time deposits	141,408	134,218	148,430
Due to Bank of Spain	29,758	13,990	2
Trading account liabilities	55,927	51,303	37,212
Hedging derivatives	2,968	2,710	1,662
Short term borrowings	79,251	78,443	63,844
Long-term debt	90,575	104,639	108,539
Taxes payable	4,077	2,330	2,195
Accounts payable	8,216	7,879	6,596
Accrual accounts	2,356	2,252	2,162
Pension allowance	5,796	5,577	5,981
Other provisions	2,132	1,984	2,341
Others liabilities	11,724	9,745	8,939

Total liabilities	593,983	557,630	515,263

Shareholder’s equity
Common stocks	2,670	2,403	2,201
Additional paid-in capital	20,968	18,970	17,104
Dividends	(1,323)	(1,116)	(1,067)
Other capital instruments	(112)	(300)	(552)
Retained earnings	19,226	18,209	18,234

Total Shareholder’s equity	41,429	38,166	35,920

Non-controlling interest	2,373	1,893	1,556

Total Equity	43,802	40,058	37,475

Total liabilities and equity	637,785	597,688	552,738

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED

DECEMBER 31, 2012, 2011 AND 2010

	2012	2011	2010
	Millions of Euros
Interest Income
Interest and fees on loans and leases	20,778	19,065	16,561
Interest on deposits in other banks	1,371	1,437	1,322
Interest on securities purchased under agreements to resell	156	209	124
Interest on investment securities	4,345	4,029	3,651

Total interest income	26,650	24,741	21,658

Interest Expense
Interest on deposits	(7,333)	(7,638)	(4,838)
Interest on Bank of Spain & Deposit Guarantee Fund	(300)	(63)	(120)
Interest on short-term borrowings	(1,943)	(1,729)	(1,283)
Interest on long term debt	(1,053)	(1,143)	(1,102)

Total interest expense	(10,629)	(10,574)	(7,343)

NET INTEREST INCOME	16,021	14,167	14,314

Provision for loan losses	(7,935)	(4,201)	(4,563)

Net Interest Income after provison for loan losses	8,086	9,966	9,751

Non-interest income
Contingent liabilities (collected)	356	318	282
Collection and payments services (collected)	3,088	2,694	2,500
Securities services (collected)	1,147	1,645	1,651
Other transactions (collected)	984	419	432
Ceded to other entities and correspondents (paid)	(870)	(707)	(545)
Other transactions (paid)	(300)	(288)	(240)
Gains (losses) from:
Affiliated companies’ securities	719	613	360
Investment securities	763	57	497
Foreign exchange, derivatives and other, net	960	1,400	1,175
Other gains (losses)	4,591	4,006	3,682

Total non-interest income	11,438	10,155	9,794

Non-interest expense
Salaries and employee benefits	(5,662)	(5,191)	(4,697)
Occupancy expense of premises, depreciation and maintenance, net	(1,934)	(1,688)	(1,504)
General and administrative expenses	(3,190)	(2,858)	(2,559)
Impairment of goodwill	(54)	(1,444)	(13)
Net provision for specific allowances	(651)	(508)	(475)
Other expenses	(6,374)	(4,986)	(4,238)

Total non-interest expense	(17,865)	(16,675)	(13,486)

Income Before Taxes	1,659	3,446	6,060

Income Tax expense	275	(206)	(1,345)

Income or loss from continuing operations	1,934	3,240	4,715

Discontinued operations	393	245	281

NET INCOME	2,327	3,485	4,995

Net income attributed to the non-controlling interests	(651)	(481)	(389)

NET INCOME ATTRIBUTED TO PARENT COMPANY	1,676	3,004	4,606

Financial Statements of Issuers of Guaranteed Securities

In connection with Rule 3-10 (Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered) of Regulation S-X:

•

BBVA International Preferred, S.A. (Unipersonal) — an issuer of registered preferred securities guaranteed by the Bank — does not file the financial statements required for a registrant by Regulation S-X as it is a 100% owned finance subsidiary of the Bank and the Bank fully and unconditionally guarantees its preferred securities (Serie “C” is listed in the United States). No other subsidiary of the Bank guarantees such securities.

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