Form 20-F
period 2014-12-31
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
filed 2015-04-15
CIK 842180

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Paseo de La Castellana, 81

28046, Madrid

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

None

The number of outstanding shares of each class of stock of the Registrant as of December 31, 2014, was:

Ordinary shares, par value €0.49 per share—6,171,338,995

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

Yes  ☐            No   ☒

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•	“BBVA”, “Bank”, the “Company”, the “Group” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Bancomer” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBVA Compass” means BBVA Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2014, 2013 and 2012 prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions and includes statements regarding future growth rates. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this Annual Report, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:

•	“Item 3. Key Information—Risk Factors”;

•	“Item 4. Information on the Company”;

•	“Item 5. Operating and Financial Review and Prospects”; and

•	“Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including increased capital and provision requirements and taxation, and steps taken towards achieving an EU fiscal and banking union;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States, Mexico and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, Mexico and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	adverse developments in emerging countries, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps and tax policies;

•	our ability to hedge certain risks economically;

•	downgrades in our credit ratings or in the Kingdom of Spain’s credit ratings;

•	the success of our acquisitions (including the acquisition of an additional stake in Türkiye Garanti Bankası A.Ş.), divestitures, mergers and strategic alliances;

•	our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;

•	the performance of our international operations and our ability to manage such operations;

•	weaknesses or failures in our Group’s internal processes, systems (including information technology systems) and security;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

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

Differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and IFRS-IASB are not material for the years ended December 31, 2014, 2013 and 2012. Accordingly, the Consolidated Financial Statements included in this Annual Report have been prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with IFRS-IASB.

The financial information as of and for the years ended December 31, 2012, 2011 and 2010 may differ from previously reported financial information as of such dates and for such periods in our respective annual reports on Form 20-F for certain prior years, mainly as a result of the implementation of changes in the accounting standards set out in IFRS 10 and 11 that came into force in 2013. In addition, the financial information as of and for the years ended December 31, 2013, 2012, 2011 and 2010 may differ from previously reported financial information as of such date and for such period in our respective annual reports on Form 20-F for certain prior years, as a result of adoption of IFRIC interpretation 21 “Levies”.

IFRIC interpretation 21 “Levies” and restatement of 2013, 2012, 2011 and 2010 financial information

In May 2013, the IFRS Interpretations Committee issued IFRIC 21 (Levies) to provide guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets) and those where the timing and amount of the levy is certain (for more information see Note 2.3 to our Consolidated Financial Statements on recent IFRS pronouncements). As adopted by the EU, IFRIC 21 is effective for annual periods commencing on or after January 1, 2014 and is applied retrospectively, with early application permitted. The implementation of IFRIC 21 resulted in a change in our accounting policy with respect to contributions made by us mainly to the Spanish Deposit Guarantee Fund.

In our Consolidated Financial Statements, the comparative financial information as of and for the years ended December 31, 2013 and 2012 was restated for comparative purposes as a result of the application at December 31, 2014 of IFRIC 21. See Note 1.3 to our Consolidated Financial Statements and “Item 3. Key Information—Selected Consolidated Financial Data—Restatement of 2013, 2012, 2011 and 2010 financial information” for additional information on the effects of this restatement. Moreover, the comparative financial information as of and for the years ended December 31, 2011 and 2010 included in this Annual Report has been restated to give effect to IFRIC 21. Therefore, such information is presented on comparable basis with the financial information as of December 31, 2014, 2013 and 2012 and for each of the years then ended included in this Annual Report. As a result of these restatements, the financial information included in this Annual Report as of and for the years ended December 31, 2013, 2012, 2011 and 2010 differs from that reported in our annual reports on Form 20-F for prior years.

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

The historical financial information set forth below for the years ended December 31, 2014, 2013 and 2012 has been selected from, and should be read together with, the Consolidated Financial Statements included herein. The audited financial statements for 2011 and 2010 are not included in this document, and they instead are derived from the respective annual reports on Form 20-F for certain prior years previously filed by us with retrospective adjustments made for the application of certain changes in accounting principles.

For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	Year Ended December 31,
	2014	2013(1)	2012 (1)	2011 (1)	2010 (1)
	(In Millions of Euros, Except Per Share/ADS Data (In Euros))
Consolidated Statement of Income Data
Interest and similar income	22,838	23,512	24,815	23,229	21,130
Interest and similar expenses	(8,456)	(9,612)	(10,341)	(10,505)	(7,814)
Net interest income	14,382	13,900	14,474	12,724	13,316
Dividend income	531	235	390	562	529
Share of profit or loss of entities accounted for using the equity method	343	694	1,039	787	331
Fee and commission income	5,530	5,478	5,290	4,874	4,864
Fee and commission expenses	(1,356)	(1,228)	(1,134)	(980)	(831)
Net gains(losses) on financial assets and liabilities	1,435	1,608	1,636	1,070	1,372
Net exchange differences	699	903	69	410	455
Other operating income	4,581	4,995	4,765	4,212	3,537
Other operating expenses	(5,420)	(5,833)	(4,705)	(4,019)	(3,240)
Gross income	20,725	20,752	21,824	19,640	20,333
Administration costs	(9,414)	(9,701)	(9,396)	(8,634)	(8,007)
Depreciation and amortization	(1,145)	(1,095)	(978)	(810)	(754)
Provisions (net)	(1,142)	(609)	(641)	(503)	(475)

Impairment losses on financial assets (net)	(4,340)	(5,612)	(7,859)	(4,185)	(4,718)
Net operating income	4,684	3,735	2,950	5,508	6,379
Impairment losses on other assets (net)	(297)	(467)	(1,123)	(1,883)	(489)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	46	(1,915)	3	44	41
Negative goodwill	—	—	376	—	1
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(453)	(399)	(624)	(271)	127
Operating profit before tax	3,980	954	1,582	3,398	6,059
Income tax	(898)	16	352	(158)	(1,345)
Profit from continuing operations	3,082	970	1,934	3,240	4,714

Profit from discontinued operations (net) (2)	—	1,866	393	245	281
Profit	3,082	2,836	2,327	3,485	4,995
Profit attributable to parent company	2,618	2,084	1,676	3,004	4,606
Profit attributable to non-controlling interests	464	753	651	481	389

Per share/ADS (3) Data
Number of shares outstanding (at period end)	6,171,338,995	5,785,954,443	5,448,849,545	4,903,207,003	4,490,908,285
Profit attributable to parent company (4)	0.44	0.36	0.30	0.62	1.10
Dividends declared	0.080	0.100	0.200	0.200	0.270

(1)	Restated for comparative purposes as a result of the application at December 31, 2014 of IFRIC 21 (Levies). See “—Restatement of 2013, 2012, 2011 and 2010 financial information” below.

(2)	For 2013, 2012, 2011 and 2010, includes the capital gains from the sale of Afore Bancomer in Mexico and the South America pension fund administrators, as well as the earnings recorded by these companies up to the date of these sales.
(3)	Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.
(4)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period including the average number of estimated shares to be converted and, for comparative purposes, a correction factor to account for the capital increases carried out in November 2010, April 2011, October 2011, April 2012, October 2012, April 2013, October 2013, April 2014, October 2014 and December 2014, and excluding the weighted average number of treasury shares during the period (5,905 million, 5,815 million, 5,829 million, 5,093 million and 4,388 million shares in 2014, 2013, 2012, 2011 and 2010, respectively). With respect to the years ended December 31, 2014, 2013 and 2012, see Note 5 to the Consolidated Financial Statements.

	As of and for Year Ended December 31,
	2014	2013 (1)	2012 (1)	2011 (1)	2010 (1)
	(In Millions of Euros, Except Percentages)
Consolidated Balance Sheet Data
Total assets	631,942	582,697	621,132	582,899	552,753
Common stock	3,024	2,835	2,670	2,403	2,201
Loans and receivables (net)	372,375	350,945	371,347	369,916	364,707
Customer deposits	319,060	300,490	282,795	272,402	275,789
Debt certificates and subordinated liabilities	72,191	74,676	98,070	96,427	102,599
Non-controlling interest	2,511	2,371	2,372	1,893	1,556
Total equity	51,609	44,565	43,661	39,917	37,439
Consolidated ratios
Profitability ratios:
Net interest margin (2)	2.40%	2.32%	2.38%	2.29%	2.38%
Return on average total assets (3)	0.5%	0.5%	0.4%	0.6%	0.9%
Return on average total equity (4)	5.8%	4.7%	4.1%	8.0%	15.8%
Credit quality data
Loan loss reserve (5)	14,277	14,996	14,159	9,139	9,473
Loan loss reserve as a percentage of total loans and receivables (net)	3.83%	4.27%	3.81%	2.47%	2.60%
Non-performing asset ratio (NPA ratio) (6)	5.98%	6.95%	5.1%	4.0%	4.1%
Impaired loans and advances to customers	22,703	25,445	19,960	15,416	15,361
Impaired contingent liabilities to customers (7)	413	410	312	217	324

	23,116	25,855	20,272	15,633	15,685

Loans and advances to customers	352,901	338,557	356,278	351,634	348,253
Contingent liabilities to customers	36,970	36,183	36,891	37,126	35,816

	389,871	374,740	393,169	388,760	384,069

(1)	Information has been restated for comparative purposes as a result of the application at December 31, 2014 of IFRIC 21 (Levies). See “—Restatement of 2013, 2012, 2011 and 2010 financial information” below.
(2)	Represents net interest income as a percentage of average total assets.
(3)	Represents profit as a percentage of average total assets.
(4)	Represents profit attributable to parent company as a percentage of average equity, excluding “Non-controlling interest”.
(5)	Represents impairment losses on loans and receivables to credit institutions, loans and advances to customers and debt securities. See Note 13 to the Consolidated Financial Statements.
(6)	Represents the sum of impaired loans and advances to customers and impaired contingent liabilities to customers divided by the sum of loans and advances to customers and contingent liabilities to customers.
(7)	We include contingent liabilities in the calculation of our non-performing asset ratio (NPA ratio). We believe that impaired contingent liabilities should be included in the calculation of our NPA ratio where we have reason to know, as of the reporting date, that they are impaired. The credit risk associated with contingent liabilities (consisting mainly of financial guarantees provided to third-parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If impaired contingent liabilities were not included in the calculation of our NPA ratio, such ratio would generally be higher for the periods covered, amounting to approximately 6.4%, 7.5%, 5.6%, 4.4% and 4.4% as of December 31, 2014, 2013, 2012, 2011 and 2010, respectively.

Restatement of 2013, 2012, 2011 and 2010 financial information

The tables set forth below reflect the impact of the implementation of the new accounting interpretation set out in IFRIC 21 (Levies) on our consolidated income statement for the year ended December 31, 2013 and on our consolidated balance sheets as of December 31, 2013, 2012, 2011 and 2010, respectively. The retroactive implementation of IFRIC 21 had no impact on our consolidated income statement for the years ended December 31, 2012, 2011 and 2010. For more information see Note 1.3 and Annex IX to the Consolidated Financial Statements and “Presentation of Financial Information—IFRIC interpretation 21 “Levies” and restatement of 2013, 2012, 2011 and 2010 financial information”.

Income statement for the year ended December 31, 2013

	2013 As restated	Impact of restatement	2013 Before restatement
	(Millions of Euros)
Other operating expenses	(5,833)	(206)	(5,627)
Rest of other operating expenses	(2,507)	(206)	(2,301)
Net operating income	3,735	(206)	3,941
Income tax	16	62	(46)
Profit from continuing operations	970	(144)	1,114
Profit	2,836	(144)	2,981
Profit attributable to parent company	2,084	(144)	2,228

Balance sheet as of December 31, 2013

	December 31, 2013 As restated	Impact of restatement	December 31, 2013 Before restatement
	(Millions of Euros)
Tax assets	11,704	122	11,582
Deferred	9,202	122	9,080
Total assets	582,697	122	582,575
Financial liabilities at amortized cost	464,549	407	464,141
Other financial liabilities	6,067	408	5,659
Total liabilities	538,133	407	537,725

Stockholders’ funds	46,025	(285)	46,310
Reserves	19,767	(141)	19,908
Accumulated reserves (losses)	19,317	(141)	19,458
Income attributed to the parent company	2,084	(144)	2,228
Total equity	44,565	(285)	44,850
Total liabilities and equity	582,697	122	582,575

Balance sheet as of December 31, 2012

	December 31, 2012 As restated	Impact of restatement	December 31, 2012 Before restatement
	(Millions of Euros)
Tax assets	11,710	61	11,650
Deferred	9,859	61	9,799
Total assets	621,132	61	621,072

Financial liabilities at amortized cost	490,807	202	490,605
Other financial liabilities	7,792	202	7,590
Total liabilities	577,472	202	577,270

Stockholders’ funds	43,473	(141)	43,614
Reserves	19,531	(141)	19,672
Accumulated reserves (losses)	18,580	(141)	18,721
Total equity	43,661	(141)	43,802
Total liabilities and equity	621,132	61	621,072

Balance sheet as of December 31, 2011

	2011 As restated	Impact of restatement	2011 Before restatement
	(Millions of Euros)
Tax assets	7,788	61	7,727
Deferred	6,328	61	6,267
Total assets	582,899	61	582,838

Financial liabilities at amortized cost	465,919	202	465,717
Other financial liabilities	7,612	202	7,410
Total liabilities	542,982	202	542,780
Reserves	17,799	(141)	17,940
Accumulated reserves (losses)	17,439	(141)	17,580
Total equity	39,917	(141)	40,058
Total liabilities and equity	582,899	61	582,838

Balance sheet as of December 31, 2010

	2010 As restated	Impact of restatement	2010 Before restatement
	(Millions of Euros)
Tax assets	6,664	15	6,649
Deferred	5,551	15	5,536
Total assets	552,753	15	552,738

Financial liabilities at amortized cost	453,215	51	453,164
Other financial liabilities	6,647	51	6,596
Total liabilities	515,314	51	515,263
Reserves	14,324	(36)	14,360
Accumulated reserves (losses)	14,269	(36)	14,305
Total equity	37,439	(36)	37,475
Total liabilities and equity	552,753	15	552,738

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

Year ended December 31	Average (1)
2010	1.3216
2011	1.4002
2012	1.2908
2013	1.3303
2014	1.3210
2015 (through April 10, 2015)	1.0957

(1)	Calculated by using the average of the exchange rates on the last day of each month during the period.

Month ended	High	Low
September 30, 2014	1.3136	1.2628
October 31, 2014	1.2812	1.2517
November 30, 2014	1.2554	1.2394
December 31, 2014	1.2504	1.2101
January 31, 2015	1.2015	1.1279
February 28, 2015	1.1462	1.1197
March 31, 2015	1.1212	1.0524
April 30, 2015 (through April 10, 2015)	1.1008	1.0598

The noon buying rate for euro from the Federal Reserve Bank of New York, expressed in dollars per €1.00, on April 10, 2015, was $ 1.0598.

As of December 31, 2014, approximately 43% of our assets and approximately 43% of our liabilities were denominated in currencies other than euro. See Note 2.2.16 to our Consolidated Financial Statements.

For a discussion of our foreign currency exposure, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Market Risk Management—Market Risk in Non-Trading Portfolio in 2014—Structural Risk Structural Currency Risk”.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Macroeconomic Risks

Economic conditions in the countries where the Group operates could have a material adverse effect on the Group’s business, financial condition and results of operations.

Despite recent improvements in certain segments of the global economy (including, to a lesser extent, the Eurozone), uncertainty remains concerning the future economic environment. The deterioration of economic conditions in the countries where the Group operates could adversely affect the cost and availability of funding for the Group, the quality of the Group’s loan and investment securities portfolios, levels of deposits and profitability, require the Group to take impairments on its exposures to the sovereign debt of one or more countries or otherwise adversely affect the Group’s business, financial condition and results of operations. In addition, the process the Group uses to estimate losses inherent in its credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of its borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of the Group’s estimates, which may, in turn, affect the reliability of the process and the sufficiency of the Group’s loan loss provisions.

The Group faces, among others, the following economic risks:

•	weak economic growth or recession in the countries where it operates;

•	deflation, mainly in Europe, or significant inflation, such as the significant inflation recently experienced by Venezuela and Argentina;

•	changes in foreign exchange rates, such as the recent local currency devaluations in Venezuela and Argentina, as they result in changes in the reported earnings of the Group’s subsidiaries outside the Eurozone, and their assets, including their risk-weighted assets, and liabilities;

•	a lower interest rate environment, which could lead to decreased lending margins and lower returns on assets; or a higher interest rate environment, including as a result of an increase in interest rates by the Federal Reserve, which could affect consumer debt affordability and corporate profitability;

•	any further tightening of monetary policies, including to address upward inflationary pressures in Latin America, which could endanger a still tepid and fragile economic recovery and make it more difficult for customers of the Group’s mortgage and consumer loan products to service their debts;

•	adverse developments in the real estate market, especially in Spain, Mexico and the United States, given the Group’s exposures to such markets;

•	poor employment growth and structural challenges restricting employment growth, such as in Spain, where unemployment has remained relatively high, which may negatively affect the household income levels of the Group’s retail customers and may adversely affect the recoverability of the Group’s retail loans, resulting in increased loan losses;

•	lower oil prices, which could particularly affect producing areas, such us Venezuela, Mexico, Texas or Colombia, to which we are materially exposed;

•	the potential exit by an EU Member State from the European Monetary Union (“EMU”), which could materially adversely affect the European and global economy, cause a redenomination of financial instruments or other contractual obligations from the euro to a different currency and substantially disrupt capital, interbank, banking and other markets, among other effects; and

•	an eventual government default on public debt, which could affect the Group primarily in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is generally high in several countries in which the Group operates;

For additional information relating to certain economic risks that the Group faces in Spain, see “—Since BBVA’s loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on its financial condition.” For additional information relating to certain economic risks that the Group faces in emerging market economies such as Latin America and Turkey, see “—The Group may be materially adversely affected by developments in the emerging markets economies where it operates.”

Any of the above risks could have a material adverse effect on the Group’s business, financial condition and results of operations.

Since BBVA’s loan portfolio is highly concentrated in Spain, adverse changes affecting the Spanish economy could have a material adverse effect on its financial condition.

The Group has historically developed its lending business in Spain, which continues to be its main place of business. The Group’s loan portfolio in Spain has been adversely affected by the deterioration of the Spanish economy since 2009. After rapid economic growth until 2007, Spanish GDP contracted in the period 2009-10 and 2012-13. The effects of the financial crisis were particularly pronounced in Spain given its heightened need for foreign financing as reflected by its high current account deficit, resulting from the gap between domestic investment and savings, and its public deficit. While the current account imbalance has now been corrected (with GDP growth of 1.4% in 2014) and the public deficit is diminishing, real or perceived difficulties in servicing public or private debt could increase Spain’s financing costs. In addition, unemployment levels continue to be high and a change in the current recovery of the labor market would adversely affect households’ gross disposable income.

The Spanish economy is particularly sensitive to economic conditions in the Eurozone, the main market for Spanish goods and services exports. Accordingly, an interruption in the recovery in the Eurozone might have an adverse effect on Spanish economic growth. Given the relevance of the Group’s loan portfolio in Spain, any adverse changes affecting the Spanish economy could have a material adverse effect on the Group’s business, financial condition and results of operations.

Any decline in the Kingdom of Spain’s sovereign credit ratings could adversely affect the Group’s business, financial condition and results of operations.

Since BBVA is a Spanish company with substantial operations in Spain, its credit ratings may be adversely affected by the assessment by rating agencies of the creditworthiness of the Kingdom of Spain. As a result, any decline in the Kingdom of Spain’s sovereign credit ratings could result in a decline in BBVA’s credit ratings. In addition, the Group holds a substantial amount of securities issued by the Kingdom of Spain, autonomous communities within Spain and other Spanish issuers. Any decline in the Kingdom of Spain’s credit ratings could adversely affect the value of the Kingdom of Spain’s and other public or private Spanish issuers’ respective securities held by the Group in its various portfolios or otherwise materially adversely affect the Group’s business, financial condition and results of operations. Furthermore, the counterparties to many of the Group’s loan agreements could be similarly affected by any decline in the Kingdom of Spain’s credit ratings, which could limit their ability to raise additional capital or otherwise adversely affect their ability to repay their outstanding commitments to the Group and, in turn, materially and adversely affect the Group’s business, financial condition and results of operations.

The Group may be materially adversely affected by developments in the emerging markets where it operates.

The economies of some of the emerging markets where the Group operates, mainly Latin America and Turkey, experienced significant volatility in recent decades, characterized, in some cases, by slow or declining growth, declining investment and hyperinflation.

Emerging markets are generally subject to greater risks than more developed markets. For example, there is typically a greater risk of loss from unfavorable political and economic developments, social instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps and tax policies. In addition, these emerging markets are affected by conditions in global financial markets and some are particularly affected by commodities price fluctuations, which in turn may affect financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. As a global economic recovery remains fragile, there are risks of a deterioration. If the global economic conditions deteriorate, the business, financial condition, operating results and cash flows of BBVA’s subsidiaries in emerging economies, mainly in Latin America and Turkey, may be materially adversely affected.

Furthermore, financial turmoil in any particular emerging market could negatively affect other emerging markets or the global economy in general. Financial turmoil in emerging markets tends to adversely affect stock prices and debt securities prices of other emerging markets as investors move their money to more stable and developed markets, and may reduce liquidity to companies located in the affected markets. An increase in the perceived risks associated with investing in emerging economies in general, or the emerging market economies where the Group operates in particular, could dampen capital flows to such economies and adversely affect such economies.

If economic conditions in the emerging market economies where the Group operates deteriorate, the Group’s business, financial condition and results of operations could be materially adversely affected.

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.

Severe market events such as the past sovereign debt crisis, rising risk premiums and falls in share market prices, have resulted in the Group recording large write-downs on its credit market exposures in recent years. In particular, negative growth expectations and lack of confidence that policy changes would solve problems led to steep falls in asset values and a severe reduction in market liquidity in 2012 and 2013, and a moderated recovery in 2014. Additionally, in dislocated markets, hedging and other risk management strategies may not be as effective as they are in more normal market conditions due in part to the decreasing credit quality of hedge counterparties. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs.

Exposure to the real estate market makes the Group vulnerable to developments in this market.

The Group has substantial exposure to the real estate market, mainly in Spain, Mexico and the Unites States. The Group is exposed to the real estate market due to the fact that real estate assets secure many of its outstanding loans and due to the significant amount of real estate assets held on its balance sheet (mainly in Spain). Any deterioration of real estate prices could materially and adversely affect the Group’s business, financial condition and results of operations.

Legal, Regulatory and Compliance Risks

BBVA is subject to substantial regulation and regulatory and governmental oversight. Adverse regulatory developments or changes in government policy could have a material adverse effect on its business, results of operations and financial condition.

The financial services industry is among the most highly regulated industries in the world. In response to the global financial crisis and the European sovereign debt crisis, governments, regulatory authorities and others have made and continue to make proposals to reform the regulatory framework for the financial services industry to enhance its resilience against future crises. Legislation has already been enacted and regulations issued in response to some of these proposals. The regulatory framework for financial institutions is likely to undergo further significant change. This creates significant uncertainty for BBVA and the financial industry in general. The wide range of recent actions or current proposals includes, among other things, provisions for more stringent regulatory capital and liquidity standards, restrictions on compensation practices, special bank levies and financial transaction taxes, recovery and resolution powers to intervene in a crisis including “bail-in” of creditors, separation of certain businesses from deposit taking, stress testing and capital planning regimes, heightened reporting requirements, new TLAC (as defined below) requirements and reforms of derivatives, other financial instruments, investment products and market infrastructures.

In addition, the new institutional structure in Europe for supervision, with the creation of the single supervisor, and for resolution, with the new single resolution mechanism could lead to changes in the near future. The specific effects of a number of new laws and regulations remain uncertain because the drafting and implementation of these laws and regulations are still on-going. In addition, since some of these laws and regulations have been recently adopted, the manner in which they are applied to the operations of financial institutions is still evolving. No assurance can be given that laws or regulations will be enforced or interpreted in a manner that will not have a material adverse effect on the Group’s business, financial condition, results of operations and cash flows. In addition, regulatory scrutiny under existing laws and regulations has become more intense.

Furthermore, regulatory authorities have substantial discretion in how to regulate banks, and this discretion, and the means available to the regulators, have been steadily increasing during recent years. Regulation may be imposed on an ad hoc basis by governments and regulators in response to a crisis, and these may especially affect financial institutions such as BBVA that are deemed to be systemically important.

In addition, local regulations in certain jurisdictions where BBVA operates differ in a number of material respects from equivalent regulations in Spain or the United States. Changes in regulations may have a material adverse effect on the Group’s business, results of operations and financial condition, particularly in Mexico, the United States, Venezuela, Argentina and Turkey. Furthermore, regulatory fragmentation, with some countries implementing new and more stringent standards or regulation, could adversely affect BBVA’s ability to compete with financial institutions based in other jurisdictions which do not need to comply with such new standards or regulation. Moreover, to the extent recently adopted regulations are implemented inconsistently in the various jurisdictions in which the Group operates, the Group may face higher compliance costs.

Any required changes to BBVA’s business operations resulting from the legislation and regulations applicable to such business could result in significant loss of revenue, limit BBVA’s ability to pursue business opportunities in which BBVA might otherwise consider engaging, affect the value of assets that BBVA holds, require BBVA to increase its prices and therefore reduce demand for its products, impose additional costs on BBVA or otherwise adversely affect BBVA’s businesses. For example, BBVA is subject to substantial regulation relating to liquidity. Future liquidity standards could require it to maintain a greater proportion of its assets in highly-liquid but lower-yielding financial instruments, which would negatively affect its net interest margin. Moreover, BBVA’s regulators, as part of their supervisory function, periodically review BBVA’s allowance for loan losses. Such regulators may require BBVA to increase its allowance for loan losses or to recognize further losses. Any such additional provisions for loan losses, as required by these regulatory agencies whose views may differ from those of BBVA’s management, could have an adverse effect on BBVA’s earnings and financial condition.

Adverse regulatory developments or changes in government policy relating to any of the foregoing or other matters could have a material adverse effect on BBVA’s business, results of operations and financial condition.

Increasingly onerous capital requirements may have a material adverse effect on BBVA’s business, financial condition and results of operations.

CRD IV requirements

As a Spanish financial institution, BBVA is subject to the Directive 2013/36/EU, of June 26, of the European Parliament on access to credit institution and investment firm activities and an prudential supervision of credit institutions and investment firms that replaced Directives 2006/48 and 2006/49 (“CRD IV”), through which the EU began implementing the Basel III capital reforms, with effect from January 1, 2014, with certain requirements in the process of being phased in until January 1, 2019. The core regulation regarding the solvency of credit entities is Regulation (UE) No. UE 575/2013 of June 26, of the European Parliament on prudential requirements on credit institutions and investment firms (the “CRR”), which is complemented by several binding technical standards, all of which are directly applicable in all EU member states, without the need for national implementation measures. The implementation of CRD IV into Spanish law has largely taken place through

Royal Decree-Law 14/2013 of November 29 (“RD-L 14/2013”), Law 10/2014, of June 26, on organization, supervision and solvency of credit institutions (“Law 10/2014”) and Royal Decree 84/2015, of February 13 (“RD 84/2015”), and Bank of Spain Circular 2/2014, of January 31. However, further regulatory developments in this area remain pending as at the date hereof.

The new regulatory regime has, among other things, increased the level of capital required by means of a “combined buffer requirement” that entities must comply with from 2016 onwards.

Moreover, Article 104 of CRD IV, as implemented by Article 68 of Law 10/2014, and similarly Article 16 of Council Regulation (EU) No 1024/2013 of October 15, conferring specific tasks on the European Central Bank (the “ECB”) concerning policies relating to the prudential supervision of credit institutions (the “SSM Regulation”), also contemplate that in addition to the minimum “Pillar 1” capital requirements, supervisory authorities may impose further “Pillar 2” capital requirements to cover other risks, including those not considered to be fully captured by the minimum “own funds” requirements under CRD IV or to address macro-prudential considerations.

Accordingly, Banco Bilbao Vizcaya Argentaria, S.A. and the Group are subject to the Single Supervisory Mechanism (the “SSM”) and the ECB is required to carry out assessments under CRD IV at least on an annual basis. Therefore, there can be no assurance that these assessments carried out by the ECB may result in the imposition of additional own funds requirements on Banco Bilbao Vizcaya Argentaria, S.A. and/or the Group pursuant to this “Pillar 2” framework.

Any additional own funds requirement that may be imposed on Banco Bilbao Vizcaya Argentaria, S.A. and/or the Group by the ECB pursuant to this assessment would require Banco Bilbao Vizcaya Argentaria, S.A. and/or the Group to hold capital levels above the minimum “Pillar 1” capital requirements. There can be no assurance that the total capital requirements (“Pillar 1” plus “Pillar 2” plus “combined buffer requirement”) imposed on Banco Bilbao Vizcaya Argentaria, S.A. and/or the Group may not be higher than the levels of capital available at any relevant point in time.

Any failure by Banco Bilbao Vizcaya Argentaria, S.A. and/or the Group to maintain its “Pillar 1” minimum regulatory capital ratios, any “Pillar 2” additional own funds requirements and/or any “combined buffer requirement” could result in administrative actions or sanctions, which, in turn, may have a material adverse effect on the Group’s results of operations. In particular, any failure to maintain any additional capital requirements pursuant to the “Pillar 2” framework or any other capital requirements to which Banco Bilbao Vizcaya Argentaria, S.A. and/or the Group is or becomes subject (including the “combined buffer requirement”), may result in the imposition of restrictions on “discretionary payments” by BBVA, including dividend payments.

In this regard, according to Law 10/2014, for those entities not meeting the “combined buffer requirement” or the “Pillar 2” capital requirements described above or where a restriction upon “discretionary payments” has been imposed pursuant to Article 68 of Law 10/2014, distributions relating to CET1 capital, variable remuneration or discretionary pension revenues and distributions relating to additional Tier 1 capital may be subject to restrictions until the Maximum Distributable Amount (i.e., the firm’s distributable profits, calculated in accordance with the formula provided for in CRD IV, multiplied by a factor dependent on how far short of the requirement the Tier 1 common equity falls) has been calculated and communicated to the Bank of Spain (and thereafter subject to such Maximum Distributable Amount). The criteria for the calculation of the Maximum Distributable Amount in respect of any such “discretionary payments” have been specified in the regulation developing Law 10/2014 and RD-L 84/2015.

Finally, any failure by Banco Bilbao Vizcaya Argentaria, S.A. and/or the Group to comply with its regulatory capital requirements could also result in the imposition of further “Pillar 2” requirements and early intervention by resolution authorities pursuant to the Directive 2014/59/EU of May 15 establishing a framework for the recovery and resolution of credit institutions and investment firms (the “BRRD”).

In addition to the above, the EBA published on December 19, 2014 its final guidelines for common procedures and methodologies in respect of the supervisory review and evaluation process (SREP). Included in this were the EBA’s proposed guidelines for a common approach to determining the amount and composition of additional own funds requirements to be implemented by January 1, 2016. Under these guidelines, national supervisors should set a composition requirement for the additional own funds requirements to cover certain specified risks of at least 56% CET1 capital and at least 75% Tier 1 capital. The guidelines also contemplate that national supervisors should not set additional own funds requirements in respect of risks which are already covered by the “combined buffer requirement” and/or additional macro-prudential requirements; and, accordingly, the above “combined buffer requirement” is in addition to the minimum own funds requirement and to the additional own funds requirement.

At its meeting of January 12, 2014, the oversight body of the Basel Committee endorsed the definition of the leverage ratio set forth in CRD IV, to promote consistent disclosure, starting on January 1, 2015. There will be a mandatory minimum capital requirement on January 1, 2018, with an initial minimum leverage ratio of 3% that can be raised after calibration, if European authorities so decide.

TLAC

On November 10, 2014 the Financial Stability Board (the “FSB”) published a consultative document (the “Consultative Document”) containing certain policy proposals to enhance the loss absorbing capacity of global systemically important banks (“G-SIBs”), such as BBVA. The policy proposals included in the Consultative Document consist of an elaboration of the principles on loss absorbing and recapitalization capacity of G-SIBs in resolution and a term sheet setting out a proposal for the implementation of these proposals in the form of an internationally agreed standard on total loss absorbency capacity (“TLAC”) for G-SIBs. The consultation period ended on February 2, 2015.

Once finalized, these proposals will form a new minimum TLAC standard for G-SIBs. If implemented as contemplated, the TLAC requirement may create additional minimum capital requirements for BBVA and could require BBVA to maintain an additional minimum TLAC ratio of (i) BBVA’s regulatory capital plus certain types of debt capital instruments and other eligible liabilities that can be written down or converted into equity during resolution to (ii) BBVA’s risk-weighted assets.

However, the final proposed TLAC amount has not been agreed within the FSB and is the subject of a quantitative impact study, expected to be completed in 2015.

The TLAC requirements may apply on a common minimum “Pillar 1” basis, and home and host resolution authorities may specify additional “Pillar 2” TLAC requirements on an individual institution basis. TLAC requirements may further be imposed in addition to the minimum “Pillar 1” capital requirements under CRD IV and the requirement for own funds and eligible liabilities (“MREL”) pursuant to the BRRD once implemented in Spain. Any failure by an institution to meet the applicable minimum “Pillar 1” and “Pillar 2” TLAC requirements may be treated in the same manner as a failure to meet minimum regulatory capital requirements, where resolution authorities must ensure that they intervene and place an institution into resolution sufficiently early if it is deemed to be failing or likely to fail and there is no reasonable prospect of recovery.

While it is possible that TLAC requirements will be implemented by means of MREL, that is not yet certain. The conditions required of TLAC eligible instruments (other than own funds) and those required of eligible liabilities for MREL purposes under the BRRD are different and there can be no assurance that it will be possible for BBVA to issue instruments which simultaneously satisfy both requirements. Markets have not yet been established for such instruments (other than own funds instruments) and there can be no assurance that such markets will develop or that, if they do, BBVA will be able to issue sufficient TLAC and MREL eligible liabilities to meet its requirements. That may limit the quantity of BBVA’s CET1 capital which is available to meet its “combined buffer requirement” and may, therefore, limit BBVA’s ability to make “discretionary payments”.

There can be no assurance as to the relationship between the above “combined buffer requirement” and “Pillar 2” additional own funds requirements, the TLAC requirement, MREL and the restrictions on “discretionary payments” discussed above. There can also be no assurance as to how and when effect will be given to the above guidelines of the EBA in Spain, including as to the consequences for an institution of its capital levels falling below those necessary to meet these requirements.

BBVA’s business, financial condition and results of operations may be adversely affected if BBVA is not allowed to maintain certain deferred tax assets as regulatory capital.

In addition to introducing new capital requirements, CRD IV provides that deferred tax assets (“DTAs”) that rely on the future profitability of a financial institution must be deducted from its regulatory capital (specifically its core capital or CET1 capital) for prudential reasons, as there is generally no guarantee that DTAs will retain their value in the event of the institution facing difficulties.

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

Due to these differences and the impact of the requirements of CRD IV on DTAs, the Spanish regulator implemented certain amendments to the Spanish Law on Corporate Income Tax (Royal Decree Law 4/2004 of March 5, as amended) through RD-L 14/2013, which also provided for a transitional regime for DTAs generated before January 1, 2014. These amendments enable certain DTAs to be treated as a direct claim against the tax authorities if a Spanish bank is unable to reverse the relevant differences within 18 years or if it is liquidated, becomes insolvent or incurs accounting losses. This will, therefore, allow a Spanish bank not to deduct such DTAs from its regulatory capital. The transitional regime provides for a period in which only a percentage (which increases yearly) of the applicable DTAs will have to be deducted. This transitional regime has also been included in Law 27/2014.

There can be no assurance that the tax amendments implemented by RD-L 14/2013 and Law 27/2014 will not be challenged by the European Commission, that the final interpretation of these amendments will not change and that Spanish banks will ultimately be allowed to maintain certain DTAs as regulatory capital. If this regulation is challenged, this may negatively affect BBVA’s regulatory capital and therefore its ability to pay dividends or require it to issue additional securities that qualify as regulatory capital, to liquidate assets, to curtail business or to take any other actions, any of which may have a material adverse effect on BBVA’s business, financial condition and results of operations.

The full consolidation of Garanti in the consolidated financial statements of the Group may result in increased capital requirements.

On November 19, 2014, we entered into agreements for the acquisition from Doğuş Holding A.Ş. and Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk, respectively, of 62,538,000,000 shares of Türkiye Garanti Bankası A.Ş. (“Garanti”) in the aggregate (see “Item 10. Additional Information—Material Contracts”). The acquisition is conditional on obtaining all necessary regulatory consents from the relevant Turkish, Spanish, European Union and, if applicable, other jurisdictions’ regulatory authorities and is expected to be completed in 2015. Following completion of this acquisition, BBVA will fully consolidate Garanti in the consolidated financial statements of the Group. The consolidation of Garanti will result in a significant increase in BBVA’s risk-weighted assets, reflecting the greater risk profile of Garanti’s asset base, and it may result in an incremental increase in the capital requirements imposed on the Group by the Banking Regulation and Supervision Agency (BRSA) in Turkey and/or the ECB through the SSM.

Increased taxation and other burdens imposed on the financial sector may have a material adverse effect on BBVA’s business, financial condition and results of operations.

On February 14, 2013 the European Commission published its proposal for a Council Directive implementing enhanced cooperation in the area of a financial transaction tax (“FTT”), which was intended to take effect on January 1, 2014 but negotiations are still ongoing. The proposed Directive aims to ensure that the financial sector makes a fair and substantial contribution to covering the costs of the recent crisis and creating a level playing field with other sectors from a taxation point of view. A joint statement issued in May 2014 by ten of the eleven participating Member States indicated an intention to implement the FTT progressively, such that it would initially apply to shares and certain derivatives, with this initial implementation occurring by January 1, 2016.

Royal Decree-Law 8/2014, of July 4, introduced a 0.03% tax on bank deposits in Spain. This tax is payable annually by Spanish banks. There can be no assurance that additional national or transnational bank levies or financial transaction taxes will not be adopted by the authorities of the jurisdictions where BBVA operates.

Furthermore, Royal Decree-Law 6/2013 of March 22, on protection for holders of certain savings and investment products and other financial measures, included a requirement for banks, including BBVA, to make an exceptional one-off contribution to the Deposit Guarantee Fund (Fondo de Garantía de Depósitos) in addition to the annual contribution to be made by member institutions, equal to €3.00 per each €1,000 of deposits held as of December 31, 2012. The purpose of such contribution was for the Deposit Guarantee Fund to be able to purchase at market prices the unlisted shares of certain Spanish financial institutions involved in restructuring or resolution processes under Law 9/2012 (none of which are part of the Group). There can be no assurance that additional funding requirements will not be imposed by the Spanish authorities for assisting in the restructuring of the Spanish banking sector.

In addition, BBVA may need to make contributions to the EU Single Resolution Fund and will have to pay supervisory fees to the SSM. See “—Regulatory developments related to the EU fiscal and banking union may have a material adverse effect on BBVA’s business, financial condition and results of operations.”

Any levies, taxes or funding requirements imposed on BBVA in any of the jurisdictions where it operates could have a material adverse effect on BBVA’s business, financial condition and results of operations.

Regulatory developments related to the EU fiscal and banking union may have a material adverse effect on BBVA’s business, financial condition and results of operations.

The project of achieving a European banking union was launched in the summer of 2012. Its main goal is to resume progress towards the European single market for financial services by restoring confidence in the European banking sector and ensuring the proper functioning of monetary policy in the Eurozone.

Banking union is expected to be achieved through new harmonized banking rules (the single rulebook) and a new institutional framework with stronger systems for both banking supervision and resolution that will be managed at the European level. Its two main pillars are the SSM and the Single Resolution Mechanism (“SRM”).

The SSM is expected to assist in making the banking sector more transparent, unified and safer. In accordance with the SSM Regulation, the ECB fully assumed its new supervisory responsibilities within the SSM, in particular the direct supervision of the largest European banks (including BBVA), on November 4, 2014. In preparation for this step, between November 2013 and October 2014 the ECB conducted, together with national supervisors, a comprehensive assessment of the largest banks, which together hold more than 80% of the Eurozone banking assets. The exercise consisted of three elements: (i) a supervisory risk assessment, which assessed the main balance sheet risks including liquidity, funding and leverage; (ii) an asset quality review, which focused on credit and market risks; and (iii) a stress test to examine the need to strengthen capital or take other corrective measures.

The SSM represents a significant change in the approach to bank supervision at a European and global level, even if it is not expected to result in any radical change in bank supervisory practices in the short term. The SSM will result in the direct supervision of the largest financial institutions, among them BBVA, and indirect supervision of around 3,500 financial institutions. The new supervisor will be one of the largest in the world in terms of assets under supervision. In the coming years, the SSM is expected to work to establish a new supervisory culture importing best practices from the 19 supervisory authorities that will be part of the SSM. Several steps have already been taken in this regard such as the recent publication of the Supervisory Guidelines and the creation of the SSM Framework Regulation. In addition, this new body will represent an extra cost for the financial institutions that will fund it through payment of supervisory fees.

The other main pillar of the EU banking union is the SRM, the main purpose of which is to ensure a prompt and coherent resolution of failing banks in Europe at minimum cost. Regulation (EU) No. 806/2014 of the European Parliament and the Council of the European Union (the “SRM Regulation”), which was passed on July 15, and took legal effect from January 1, 2015, establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and a Single Resolution Fund. The new Single Resolution Board started operating from January 1, 2015 but it will not fully assume its resolution powers until January 1, 2016. From that date onwards the Single Resolution Fund will also be in place, funded by contributions from European banks in accordance with the methodology approved by the Council of the European Union. The Single Resolution Fund is intended to reach a total amount of €55 billion by 2024 and to be used as a separate backstop only after an 8% bail-in of a bank’s liabilities has been applied to cover capital shortfalls (in line with the BRRD).

By allowing for the consistent application of EU banking rules through the SSM, the banking union is expected to help resume momentum towards economic and monetary union. In order to complete such union, a single deposit guarantee scheme is still needed which may require a change to the existing European treaties. This is the subject of continued negotiation by European leaders to ensure further progress is made in European fiscal, economic and political integration.

Regulations adopted towards achieving a banking and/or fiscal union in the EU and decisions adopted by the ECB in its capacity as BBVA’s main supervisory authority may have a material effect on BBVA’s business, financial condition and results of operations. In particular, the BRRD and Directive 2014/49/EU on deposit guarantee schemes were published in the Official Journal of the EU on June 12, 2014. The BRRD was required to be implemented on or before January 1, 2015, although the bail-in tool will not apply until January 1, 2016, except where a bail-out is required during 2015. In this case, a minimum 8% bail-in of a bank’s liabilities (including senior debt and uncovered deposits) will be required as a precondition for access to any direct recapitalization by the European Stability Mechanism (“ESM”), as agreed by the Eurozone members in December 2014.

The process for the implementation of the BRRD in Spain started on December 1, 2014, with the publication of the draft of the proposed law (anteproyecto de ley) on the restructuring and resolution of credit institutions and investment firms (the “BRRD Draft Implementation Law”) for public consultation by the Spanish Ministry of Economy and Finance. Following such consultation and the submission of a revised BRRD Draft Implementation Law to the report of the State Council (Consejo de Estado), the Spanish government approved the submission of a new version of the BRRD Draft Implementation Law, now drafted as a bill of law (proyecto de ley), to the Spanish parliament on March 13, 2015.

In addition, on January 29, 2014, the European Commission released its proposal on the structural reforms of the European banking sector that will impose new constraints on the structure of European banks. The proposal aims at ensuring the harmonization between the divergent national initiatives in Europe. It includes a prohibition on proprietary trading similar to that contained in Section 619 of the Dodd-Frank Act (also known as the Volcker Rule) and a mechanism to potentially require the separation of trading activities (including market making), such as in the Financial Services (Banking Reform) Act 2013, complex securitizations and risky derivatives.

BBVA cannot assure that regulatory developments related to the EU fiscal and banking union, and initiatives undertaken at a EU level, will not have a material adverse effect on BBVA’s business, financial condition and results of operations.

The Group’s anti-money laundering and anti-terrorism policies may be circumvented or otherwise not be sufficient to prevent all money laundering or terrorism financing.

Group companies are subject to rules and regulations regarding money laundering and the financing of terrorism. Monitoring compliance with anti-money laundering and anti-terrorism financing rules can put a significant financial burden on banks and other financial institutions and pose significant technical problems. Although the Group believes that its current policies and procedures are sufficient to comply with applicable rules and regulations, it cannot guarantee that its anti-money laundering and anti-terrorism financing policies and procedures will not be circumvented or otherwise not be sufficient to prevent all money laundering or terrorism financing. Any of such events may have severe consequences, including sanctions, fines and notably reputational consequences, which could have a material adverse effect on the Group’s financial condition and results of operations.

Local regulation may have a material effect on BBVA’s business, financial condition, results of operations and cash flows.

BBVA’s operations are subject to regulatory risks, including the effects of changes in laws, regulations, policies and interpretations, in the various regions where it operates. Regulations in certain jurisdictions where BBVA operates differ in a number of material respects from equivalent regulations in Spain. Changes in regulations may have a material effect on the Group’s business and operations, particularly in Mexico, the United States, Venezuela, Argentina and Turkey.

The governments in certain regions where the Group operates, have exercised, and continue to exercise, significant influence over the local economy. Governmental actions, including changes in laws or regulations or in the interpretation of existing laws or regulations, concerning the economy and state-owned enterprises, or otherwise affecting the Group’s activity, could have a significant effect on the private sector entities in general and on BBVA’s subsidiaries and affiliates in particular. In addition, the Group’s activities in emerging economies, such as Venezuela, are subject to a heightened risk of changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps, exchange controls, government restrictions on dividends and tax policies. These could have a material adverse effect on the Group’s business, financial condition and results of operations.

Set forth below is additional information on certain recent regulatory developments in Mexico and the United States, the Group’s most significant jurisdictions by assets outside Spain which are relevant to the Group.

Mexico

On January 9, 2014, certain financial reforms which had been proposed in May 2013, were adopted. Such measures address the following matters (i) the establishment of a new mandate for development banks, (ii) the promotion of competition to reduce interest rates, (iii) the creation of incentives for banks to give more credit and (iv) the strengthening of the banking system. The Group will have to adapt to the new requirements and to the new competition framework and it might not be successful in doing so.

In addition, according to the mandate of the Law for Transparent and Ordered Financial Services in place (last modified in 2010), the Mexican National Commission for the Protection and Defense of Financial Services Users (Comisión Nacional para la Defensa de los Usuarios de los Servicios Financieros) (“Condusef”) has continued to request that banks submit several of their service contracts for revision by the Condusef (for example, contracts relating to credit cards and insurance), in order to check that they comply with the relevant transparency and clarity requirements. Condusef does not have systematic ways to evaluate and grade service contracts, and this reflects on a substantial variation in grades from one year to the next and no clear instructions for adequating such contracts. The Law Committee of the Banking Association (ABM) is coordinating the creation of a working group that is expected to propose improvements in the process. In addition, Condusef has asked banks to formulate new procedures so that beneficiaries of deposit accounts can collect the funds in the case of the death of the account owner. BBVA may have to incur compliance costs in connection with any new measures adopted by Condusef.

Furthermore, the Anti-Money Laundering Law (Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita) became effective in July 2013. The Law establishes more severe penalties for non-compliance and sets forth enhanced information requirements for some transactions.

United States

BBVA’s operations may be affected by regulatory reforms in response to the financial crisis, including measures such as those concerning systemic financial institutions and the enactment in the United States in July 2010 of the Dodd-Frank Act. In July 2013, U.S. federal bank regulators issued final rules implementing many elements of the Basel III framework and other U.S. capital reforms. In December 2013, the Federal Reserve, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Commodity Futures Trading Commission and the U.S. Securities and Exchange Commission issued final rules to implement the Volcker Rule, as required by the Dodd-Frank Act. The Volcker Rule prohibits an insured depository institution, its affiliates and any company that controls an insured depository institution from engaging in proprietary trading and from investing in or sponsoring certain covered funds, such as hedge funds and private equity funds, in each case subject to certain limited exceptions. The final rules also impose significant compliance and reporting obligations.

In February 2014, the Federal Reserve approved a final rule to enhance its supervision and regulation of the U.S. operations of foreign banking organizations (“FBOs”) such as BBVA. Under this rule, FBOs with U.S. $50 billion or more in U.S. assets held outside of their U.S. branches and agencies (“Large FBOs”), such as BBVA, will be required to create a separately capitalized top-tier U.S. intermediate holding company (“IHC”) that will hold all of the Large FBO’s U.S. bank and nonbank subsidiaries, such as Compass Bank and Compass Bancshares. The IHC will be subject to U.S. risk-based and leverage capital, liquidity, risk management, stress testing and other enhanced prudential standards on a consolidated basis. Under the final rule, a Large FBO that is subject to the IHC requirement may request permission from the Federal Reserve to establish multiple IHCs or use an alternative organizational structure. The final rule also permits the Federal Reserve to apply the IHC requirement in a manner that takes into account the separate operations of multiple foreign banks that are owned by a single Large FBO. Although U.S. branches and agencies of Large FBOs will not be required to be held beneath an IHC, such branches and agencies will be subject to liquidity, and, in certain circumstances, asset maintenance requirements. Large FBOs generally will be required to form IHCs and comply with enhanced prudential standards beginning July 1, 2016, although an IHC’s compliance with applicable U.S. leverage ratio requirements is generally delayed until January 1, 2018, and certain enhanced prudential standards have applied to BBVA’s top-tier U.S. bank holding company, Compass Bancshares, since January 1, 2015. The rule does not constitute any significant additional burden for FBOs that already organized their main U.S. subsidiaries through bank holding company structures such as BBVA. Indeed, those FBOs would have anyway been subject to U.S. prudential standards. FBOs that have $50 billion or more in non-branch/agency U.S. assets as of June 30, 2014, such as BBVA, were required to submit an implementation plan by January 1, 2015 on how the FBO will comply with the intermediate holding company requirement. BBVA submitted its implementation plan in December 2014, in which it indicated its intention to designate Compass Bancshares as its IHC. The Federal Reserve has stated that it will issue, at a later date, final rules to implement certain other enhanced prudential standards under the Dodd-Frank Act for large bank holding companies and Large FBOs, including single counterparty credit limits and an early remediation framework.

In September 2014, the federal banking regulators adopted a final rule implementing in the United States the liquidity coverage ratio (“LCR”), the quantitative liquidity standards developed by the Basel Committee. The LCR was developed to ensure that covered banking organizations have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. The rule introduces a version of the LCR applicable to certain large bank holding companies such as Compass Bancshares. This version differs in certain respects from the Basel Committee’s version of the LCR, including a narrower definition of high-quality liquid assets, different prescribed cash inflow and outflow assumptions for certain types of instruments and transactions and a shorter phase-in schedule beginning on January 1, 2015 and ending on January 1, 2017. The federal banking regulators have not yet proposed rules to implement in the United States the net stable funding ratio (“NSFR”), additional quantitative liquidity standards developed by the Basel Committee. The NSFR has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities. The Basel Committee contemplates that the NSFR, including any revisions, will be implemented by member countries, including the United States, as a minimum standard by January 1, 2018. Various elements of the LCR and the NSFR, if and when it is implemented by the U.S. banking regulators, may cause changes that affect the profitability of BBVA’s business activities and require that it changes certain of its business practices, and could expose BBVA to additional costs (including increased compliance costs). These changes may also cause BBVA to invest significant management attention and resources to make any necessary changes.

Liquidity and Financial Risks

BBVA has a continuous demand for liquidity to fund its business activities. BBVA may suffer during periods of market-wide or firm-specific liquidity constraints, and liquidity may not be available to BBVA even if its underlying business remains strong.

Liquidity and funding continues to remain a key area of focus for the Group and the industry as a whole. Like all major banks, the Group is dependent on confidence in the short- and long-term wholesale funding markets. Should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding, its ability to fund its financial obligations could be affected.

BBVA’s profitability or solvency could be adversely affected if access to liquidity and funding is constrained or made more expensive for a prolonged period of time. Under extreme and unforeseen circumstances, such as the closure of financial markets and uncertainty as to the ability of a significant number of firms to ensure they can meet their liabilities as they fall due, the Group’s ability to meet its financial obligations as they fall due or to fulfill its commitments to lend could be affected through limited access to liquidity (including government and central bank facilities). In such extreme circumstances the Group may not be in a position to continue to operate without additional funding support, which it may be unable to access. These factors may have a material adverse effect on the Group’s solvency, including its ability to meet its regulatory minimum liquidity requirements. These risks can be exacerbated by operational factors such as an over-reliance on a particular source of funding or changes in credit ratings, as well as market-wide phenomena such as market dislocation, regulatory change or major disasters.

In addition, corporate and institutional counterparties may seek to reduce aggregate credit exposures to BBVA (or to all banks), which could increase the Group’s cost of funding and limit its access to liquidity. The funding structure employed by the Group may also prove to be inefficient, thus giving rise to a level of funding cost where the cumulative costs are not sustainable over the longer term. The funding needs of the Group may increase and such increases may be material to the Group’s operating results, financial condition or prospects.

Historically, one of BBVA’s principal sources of funds has been savings and demand deposits. Large-denomination time deposits may, under some circumstances, such as during periods of significant interest rate-based competition for these types of deposits, be a less stable source of deposits than savings and demand deposits. The level of wholesale and retail deposits may also fluctuate due to other factors outside BBVA’s control, such as a loss of confidence (including as a result of political initiatives, including bail-in and/or confiscation and/or taxation of creditors’ funds) or competition from investment funds or other products. The recent introduction of a national tax on outstanding deposits could be negative for BBVA’s activities in Spain. Moreover, there can be no assurance that, in the event of a sudden or unexpected withdrawal of deposits or shortage of funds in the banking systems or money markets in which BBVA operates, BBVA will be able to maintain its current levels of funding without incurring higher funding costs or having to liquidate certain of its assets. In addition, if public sources of liquidity, such as the ECB extraordinary measures adopted in response to the financial crisis since 2008, are removed from the market, there can be no assurance that the Group will be able to maintain its current levels of funding without incurring higher funding costs or having to liquidate certain of its assets or taking additional deleverage measures.

The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and are expected to continue to affect the recoverability and value of assets on the Group’s balance sheet.

The Group has exposures to many different products, counterparties and obligors and the credit quality of its exposures can have a significant effect on the Group’s earnings. Adverse changes in the credit quality of the Group’s borrowers and counterparties or collateral, or in their behavior or businesses, may reduce the value of the Group’s assets, and materially increase the Group’s write-downs and provisions for impairment losses. Credit risk can be affected by a range of factors, including an adverse economic environment, reduced consumer and/or government spending, global economic slowdown, changes in the rating of individual counterparties, the debt levels of individual contractual counterparties and the economic environment they operate in, increased unemployment, reduced asset values, increased personal or corporate insolvency levels, reduced corporate profits, changes (and the timing, quantum and pace of these changes) in interest rates, counterparty challenges to the interpretation or validity of contractual arrangements and any external factors of a legislative or regulatory nature. In recent years, the global economic crisis has driven cyclically high bad debt charges.

Non-performing or low credit quality loans have in the past and can continue to negatively affect BBVA’s results of operations. BBVA cannot assure that it will be able to effectively control the level of the impaired loans in its total loan portfolio. At present, default rates are partly cushioned by low rates of interest which have improved customer affordability, but the risk remains of increased default rates as interest rates start to rise. The timing quantum and pace of any rise is a key risk factor. All new lending is dependent on the Group’s assessment of each customer’s ability to pay, and there is an inherent risk that the Group has incorrectly assessed the credit quality or willingness of borrowers to pay, possibly as a result of incomplete or inaccurate disclosure by those borrowers or as a result of the inherent uncertainty that is involved in the exercise of constructing models to estimate the true risk of lending to counterparties. The Group estimates and establishes reserves for credit risks and potential credit losses inherent in its credit exposure. This process, which is critical to the Group’s results and financial condition, requires difficult, subjective and complex judgments, including forecasts of how macro-economic conditions might impair the ability of borrowers to repay their loans. As is the case with any such assessments, there is always a risk that the Group will fail to adequately identify the relevant factors or that it will fail to estimate accurately the effect of these identified factors, which could have a material adverse effect on the Group’s business, financial condition or results of operations.

The Group’s business is particularly vulnerable to volatility in interest rates.

The Group’s results of operations are substantially dependent upon the level of its net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Interest rates are highly sensitive to many factors beyond the Group’s control, including fiscal and monetary policies of governments and central banks, regulation of the financial sectors in the markets in which it operates, domestic and international economic and political conditions and other factors. Changes in market interest rates can affect the interest rates that the Group receives on its interest-earning assets differently to the rates that it pays for its interest-bearing liabilities. This may, in turn, result in a reduction of the net interest income the Group receives, which could have a material adverse effect on its results of operations.

In addition, the high proportion of loans referenced to variable interest rates makes debt service on such loans more vulnerable to changes in interest rates. In addition, a rise in interest rates could reduce the demand for credit and the Group’s ability to generate credit for its clients, as well as contribute to an increase in the credit default rate. As a result of these and the above factors, significant changes or volatility in interest rates could have a material adverse effect on the Group’s business, financial condition or results of operations.

The Group has a substantial amount of commitments with personnel considered wholly unfunded due to the absence of qualifying plan assets.

The Group’s commitments with personnel which are considered to be wholly unfunded are recognized under the heading “Provisions—Provisions for pensions and similar obligations” in BBVA’s consolidated balance sheets included in the Consolidated Financial Statements. For more information please see Note 24 of our Consolidated Financial Statements.

The Group faces liquidity risk in connection with its ability to make payments on these unfunded amounts which it seeks to mitigate, with respect to “Post-employment benefits”, by maintaining insurance contracts which were contracted with insurance companies owned by the Group. The insurance companies have recorded in their balance sheets specific assets (fixed interest deposit and bonds) assigned to the funding of these commitments. The insurance companies also manage derivatives (primarily swaps) to mitigate the interest rate risk in connection with the payments of these commitments. The Group seeks to mitigate liquidity risk with respect to “Early retirements” and “Post-employment welfare benefits” through oversight by the Assets and Liabilities Committee (“ALCO”) of the Group. The Group’s ALCO manages a specific asset portfolio to mitigate the liquidity risk resulting from the payments of these commitments. These assets are government and covered bonds which are issued at fixed interest rates with maturities matching the aforementioned commitments. The Group’s ALCO also manages derivatives (primarily swaps) to mitigate the interest rate risk in connection with the payments of these commitments. Should BBVA fail to adequately manage liquidity risk and interest rate risk either as described above or otherwise, it could have a material adverse effect on the Group’s business, financial condition, cash flows and results of operations.

BBVA is dependent on its credit ratings and any reduction of its credit ratings could materially and adversely affect the Group’s business, financial condition and results of operations.

BBVA is rated by various credit rating agencies. BBVA’s credit ratings are an assessment by rating agencies of its ability to pay its obligations when due. Any actual or anticipated decline in BBVA’s credit ratings to below investment grade or otherwise may increase the cost of and decrease the Group’s ability to finance itself in the capital markets, secured funding markets (by affecting its ability to replace downgraded assets with better rated ones), interbank markets, through wholesale deposits or otherwise, harm its reputation, require it to replace funding lost due to the downgrade, which may include the loss of customer deposits, and make third parties less willing to transact business with the Group or otherwise materially adversely affect its business, financial condition and results of operations. Furthermore, any decline in BBVA’s credit ratings to below investment grade or otherwise could breach certain agreements or trigger additional obligations under such agreements, such as a requirement to post additional collateral, which could materially adversely affect the Group’s business, financial condition and results of operations.

Highly-indebted households and corporations could endanger the Group’s asset quality and future revenues.

In recent years, households and businesses have reached a high level of indebtedness, particularly in Spain, which represents increased risk for the Spanish banking system. In addition, the high proportion of loans referenced to variable interest rates makes debt service on such loans more vulnerable to upward movements in interest rates. Highly indebted households and businesses are less likely to be able to service debt obligations as a result of adverse economic events, which could have an adverse effect on the Group’s loan portfolio and, as a result, on its financial condition and results of operations. Moreover, the increase in households’ and businesses’ indebtedness also limits their ability to incur additional debt, decreasing the number of new products the Group may otherwise be able to sell them and limiting the Group’s ability to attract new customers satisfying its credit standards, which could have an adverse effect on the Group’s ability to achieve its growth plans.

The Group depends in part upon dividends and other funds from subsidiaries.

Some of the Group’s operations are conducted through its financial services subsidiaries. As a result, BBVA’s ability to pay dividends, to the extent BBVA decides to do so, depends in part on the ability of the Group’s subsidiaries to generate earnings and to pay dividends to BBVA. Payment of dividends, distributions and advances by the Group’s subsidiaries will be contingent upon their earnings and business considerations and is or may be limited by legal, regulatory and contractual restrictions. For instance, the repatriation of dividends from the Group’s Venezuelan and Argentinean subsidiaries have been subject to certain restrictions and there is no assurance that further restrictions will not be imposed. Additionally, BBVA’s right to receive any assets of any of the Group’s subsidiaries as an equity holder of such subsidiaries, upon their liquidation or reorganization, will be effectively subordinated to the claims of such subsidiaries’ creditors, including trade creditors.

Business and Industry Risks

The Group faces increasing competition in its business lines.

The markets in which the Group operates are highly competitive and this trend will likely continue. In addition, the trend towards consolidation in the banking industry has created larger and stronger banks with which the Group must now compete.

The Group also faces competition from non-bank competitors, such as payment platforms, ecommerce businesses, department stores (for some credit products), automotive finance corporations, leasing companies, factoring companies, mutual funds, pension funds, insurance companies and public debt.

There can be no assurance that this competition will not adversely affect the Group’s business, financial condition, cash flows and results of operations.

The Group faces risks related to its acquisitions and divestitures.

The Group’s mergers and acquisitions activity involves divesting its interests in some businesses and strengthening other business areas through acquisitions. The Group may not complete these transactions in a timely manner, on a cost-effective basis or at all. Even though the Group reviews the companies it plans to acquire, it is generally not feasible for these reviews to be complete in all respects. As a result, the Group may assume unanticipated liabilities, or an acquisition may not perform as well as expected. In addition, transactions such as these are inherently risky because of the difficulties of integrating people, operations and technologies that may arise. There can be no assurance that any of the businesses the Group acquires can be successfully integrated or that they will perform well once integrated. Acquisitions may also lead to potential write-downs due to unforeseen business developments that may adversely affect the Group’s results of operations.

The Group’s results of operations could also be negatively affected by acquisition or divestiture-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets. The Group may be subject to litigation in connection with, or as a result of, acquisitions or divestitures, including claims from terminated employees, customers or third parties, and the Group may be liable for future or existing litigation and claims related to the acquired business or divestiture because either the Group is not indemnified for such claims or the indemnification is insufficient. These effects could cause the Group to incur significant expenses and could materially adversely affect its business, financial condition, cash flows and results of operations.

The Group is party to lawsuits, tax claims and other legal proceedings.

Due to the nature of the Group’s business, BBVA and its subsidiaries are involved in litigation, arbitration and regulatory proceedings in jurisdictions around the world, the financial outcome of which is unpredictable. An adverse outcome or settlement in these proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, cash flows, results of operations and reputation. In addition, responding to the demands of litigation may divert management’s time and attention and financial resources. While the Group believes that it has provisioned such risks appropriately based on the opinions and advice of its legal advisors and in accordance with applicable accounting rules, it is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to the Group, could exceed the amount of provisions made for such risks. See “Item 8. Financial information—Consolidated Statements and Other Financial Information—Legal proceedings” and Note 23 to BBVA’s Consolidated Financial Statements for additional information on the Group’s legal, regulatory and arbitration proceedings.

The Group’s ability to maintain its competitive position depends significantly on its international operations, which expose the Group to foreign exchange, political and other risks in the countries in which it operates, which could cause an adverse effect on its business, financial condition and results of operations.

The Group operates commercial banks and insurance and other financial services companies in various countries and its overall success as a global business depends upon its ability to succeed in differing economic, social and political conditions. The Group is particularly sensitive to developments in Mexico, the United States, Venezuela and Argentina, which represented 15%, 11%, 3% and 1% of the Group’s assets in 2014, respectively. In addition, following completion of the acquisition of an additional 14.89% stake in Garanti (see “Item 10. Additional Information—Material Contracts”), we will also be significantly exposed to developments in Turkey.

The Group is confronted with different legal and regulatory requirements in many of the jurisdictions in which it operates. See “—Legal, Regulatory and Compliance Risks—Local regulation may have a material effect on BBVA’s business, financial condition, results of operations and cash flows.” These include, but are not limited to, different tax regimes and laws relating to the repatriation of funds or nationalization or expropriation of assets. The Group’s international operations may also expose it to risks and challenges which its local competitors may not be required to face, such as exchange rate risk, difficulty in managing a local entity from abroad, and political risk which may be particular to foreign investors, or the distribution of dividends.

In addition, the Group is more exposed to emerging economies than most of its European competitors. The Group’s presence in locations such as the Latin American markets or Turkey requires it to respond to rapid changes in market conditions in these countries and exposes the Group to increased risks relating to emerging markets. See “—Macroeconomic Risks—The Group may be materially adversely affected by developments in the emerging markets economies where it operates.” There can be no assurance that the Group will succeed in developing and implementing policies and strategies that are effective in each country in which it operates or that any of the foregoing factors will not have a material adverse effect on its business, financial condition and results of operations.

BBVA is party to a shareholders’ agreement with Doğuş Holding A. Ş., among other shareholders, in connection with Garanti which may affect BBVA’s ability to achieve the expected benefits from its interest in Garanti.

In 2011, BBVA entered into a shareholders’ agreement with Doğuş Holding A.Ş., Doğuş Nakliyat ve Ticaret A.Ş. and Doğuş Araştırma Geliştirme ve Müşavirlik Hizmetleri A.Ş. (the “Doğuş Group”)¸ in connection with the acquisition of its initial 24.89% interest in Garanti (the “current SHA”). On November 19, 2014, BBVA and the Doğuş Group entered into an agreement that amends and restates the current SHA and which will come into force upon completion of BBVA’s proposed acquisition of the additional 14.89% interest in Garanti (the “amended and restated SHA”). Under the current SHA, certain decisions affecting the day-to-day management of Garanti require the consent of both BBVA and the Doğuş Group. Accordingly, under the current SHA BBVA must cooperate with the Doğuş Group in order to manage Garanti and grow its business. While the amended and restated SHA allows BBVA to appoint the Chairman of Garanti’s board of directors, the majority of its members and Garanti’s CEO, it provides that certain reserved matters must be implemented or approved (either at a meeting of the shareholders or of the board of directors) only with the consent of each party. For example, for so long as the Doğuş Group owns shares representing over 9.95% of the share capital of Garanti, the disposal or discontinuance of, or material changes to, any line of business or business entity within the Garanti group that has a value in excess of 25% of the Garanti group’s total net assets in one financial year, will require the Doğuş Group’s consent. If BBVA and the Doğuş Group are unable to agree on such reserved matters, Garanti’s business, financial condition and results of operations may be adversely affected and BBVA may fail to achieve the expected benefits from its interest in Garanti. In addition, due to BBVA’s and Garanti’s association with the Doğuş Group, which is one of the largest Turkish conglomerates and has business interests in the financial services, construction, tourism and automotive sectors, any financial reversal, negative publicity or other adverse circumstance relating to the Doğuş Group could adversely affect Garanti or BBVA.

Financial and Risk Reporting

Weaknesses or failures in the Group’s internal processes, systems and security could materially adversely affect its results of operations, financial condition or prospects, and could result in reputational damage.

Operational risks, through inadequate or failed internal processes, systems (including financial reporting and risk monitoring processes) or security, or from people-related or external events, including the risk of fraud and other criminal acts carried out against Group companies, are present in the Group’s businesses. These businesses are dependent on processing and reporting accurately and efficiently a high volume of complex transactions across numerous and diverse products and services, in different currencies and subject to a number of different legal and regulatory regimes. Any weakness in these internal processes, systems or security could have an adverse effect on the Group’s results, the reporting of such results and on the ability to deliver appropriate customer outcomes during the affected period. In addition, any breach in security of the Group’s systems could disrupt its business, result in the disclosure of confidential information and create significant financial and legal exposure for the Group. Although the Group devotes significant resources to maintain and regularly update its processes and systems that are designed to protect the security of its systems, software, networks and other technology assets, there is no assurance that all of its security measures will provide absolute security. Any damage to the Group’s reputation (including to customer confidence) arising from actual or perceived inadequacies, weaknesses or failures in its systems, processes or security could have a material adverse effect on its business, financial condition and results of operations.

The financial industry is increasingly dependent on information technology systems, which may fail, may not be adequate for the tasks at hand or may no longer be available.

Banks and their activities are increasingly dependent on highly sophisticated information technology (“IT”) systems. IT systems are vulnerable to a number of problems, such as software or hardware malfunctions, computer viruses, hacking and physical damage to vital IT centers. IT systems need regular upgrading and banks, including BBVA, may not be able to implement necessary upgrades on a timely basis or upgrades may fail to function as planned. Furthermore, failure to protect financial industry operations from cyber-attacks could result in the loss or compromise of customer data or other sensitive information. These threats are increasingly sophisticated and there can be no assurance that banks will be able to prevent all breaches and other attacks on its IT systems. In addition to costs that may be incurred as a result of any failure of IT systems, banks, including BBVA, could face fines from bank regulators if they fail to comply with applicable banking or reporting regulations.

BBVA’s financial statements and periodic disclosure under securities laws may not give you the same information as financial statements prepared under U.S. accounting rules and periodic disclosures provided by domestic U.S. issuers.

Publicly available information about public companies in Spain is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States. In addition, although BBVA is subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Finally, BBVA maintains its financial accounts and records and prepares its financial statements in conformity EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with IFRS-IASB, which differs in certain respects from U.S. GAAP, the financial reporting standard to which many investors in the United States may be more accustomed.

BBVA’s financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of its operations and financial position.

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgment in applying relevant accounting policies. The key areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated and individual financial statements, include credit impairment charges for amortized cost assets, impairment and valuation of available-for-sale investments, calculation of income and deferred tax, fair value of financial instruments, valuation of goodwill and intangible assets, valuation of provisions and accounting for pensions and post-retirement benefits. There is a risk that if the judgment exercised or the estimates or assumptions used subsequently turn out to be incorrect then this could result in significant loss to the Group, beyond that anticipated or provided for, which could have an adverse effect on the Group’s business, financial condition and results of operations.

Observable market prices are not available for many of the financial assets and liabilities that the Group holds at fair value and a variety of techniques to estimate the fair value are used. Should the valuation of such financial assets or liabilities become observable, for example as a result of sales or trading in comparable assets or liabilities by third parties, this could result in a materially different valuation to the current carrying value in the Group’s financial statements.

The further development of standards and interpretations under IFRS could also significantly affect the financial results, condition and prospects of the Group.

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

Capital Expenditures

Our principal investments are financial investments in our subsidiaries and affiliates. The main capital expenditures from 2012 to the date of this Annual Report were the following:

2014

New agreement for the acquisition of an additional 14.9% of Garanti

On November 19, 2014 we entered into agreements with Doğuş Holding A.Ş. and Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk, respectively, for the acquisition of 62,538,000,000 shares of Garanti in the aggregate for a maximum total consideration of 8.90 Turkish liras per batch of 100 shares (amounting to a total maximum amount of approximately 5,566 million Turkish liras or €1,988 million, based on the closing exchange rate as of November 13, 2014 of TL/€ = 2.7995). Completion of the acquisition is conditional on obtaining all necessary regulatory consents from the relevant Turkish, Spanish, European Union and, if applicable, other jurisdictions’ regulatory authorities. After the acquisition of the new shares, our stake in Garanti will be 39.9%.

In accordance with IFRS, upon the completion of the acquisition referred to above, we will have to value our stake in Garanti (which is currently classified as a joint venture accounted for using the equity method) at fair value and fully consolidate Garanti in our consolidated financial statements as from the date of the actual acquisition of control, which is expected to occur during 2015, subject to obtaining the abovementioned regulatory consents.

The date of announcement of the agreement the estimated negative impact in the attributable profit of the consolidated financial statements of the BBVA Group was approximately €1,500 million. According to the last public information regarding December 2014, the estimated impact was approximately €1,250 million, basically being affected by the exchange rate differences as a result of the depreciation of the Turkish lira against euro since the initial acquisition. These exchange rate differences are already recognized as Other Comprehensive Income deducting the stock shareholder’s equity of the BBVA Group. Such accounting impact does not translate into any additional cash outflow from BBVA.

From the date of the last public information as of December 2014 to the most recent date of completion of these consolidated financial statements, significant volatility has occurred; therefore the estimated negative impact in the attributable profit of the consolidated financial statements of the BBVA Group could change.

Catalunya Banc competitive auction

On July 21, 2014, the Management Commission of the Fund for Orderly Bank Restructuring (Fondo de Restructuración Ordenada Bancaria or “FROB”) accepted BBVA’s bid in the competitive auction for the acquisition of Catalunya Banc, S.A. (“Catalunya Banc”). As a consequence, BBVA entered into a sale and purchase agreement with the FROB, by virtue of which the FROB will sell up to 100% of the shares of Catalunya Banc to BBVA for a price of up to €1,187 million (depending on certain adjustments relating to minority shareholders in Catalunya Banc).

The price will be reduced in an amount equal to €267 million if, prior to the effective closing of the transaction, the FROB and Catalunya Banc do not obtain a confirmation from the Spanish tax authorities regarding the application of the deferred tax assets regime (set forth in RD-L 14/2013) to some losses recorded in Catalunya Banc’s consolidated financial statements for 2013, which were originated as a consequence of the transfer of assets by Catalunya Banc to the Management Company for Assets Arising from the Banking Sector Restructuring (Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria or “SAREB”).

The closing of the sale and purchase transaction is subject to various conditions, such as obtaining the relevant administrative authorizations and approvals and the closing of the transfer by Catalunya Banc of a loan portfolio with a nominal value of €6,392 million to an asset securitization fund, as announced by Catalunya Banc to the market on July 17, 2014.

Purchase of Simple

On March 17, 2014, the Group acquired 100% of Simple Finance Technology Corp. (“Simple”) for a price of $117 million (approximately €84 million).

2013

Acquisition of Unnim Vida

On February 1, 2013, Unnim Banc, S.A. reached an agreement with Aegon Spain Holding B.V. to acquire its 50% stake in Unnim Vida, S.A. de Seguros y Reaseguros (“Unnim Vida”). As a result BBVA Group’s total holding in the share capital of Unnim Vida is 100%.

2012

Acquisition of Unnim

On March 7, 2012, the Management Commission of the FROB accepted BBVA’s offer to acquire Unnim Banc, S.A. (“Unnim”). The FROB, the Deposit Guarantee Fund of Credit Institutions (Fondo de Garantía de Depósitos or “FGD”) and BBVA entered into a purchase agreement, by virtue of which BBVA acquired 100% of the shares of Unnim for a purchase price of €1.

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

Capital Divestitures

Our principal divestitures are financial divestitures in our subsidiaries and in affiliates. The main capital divestitures from 2012 to the date of this Annual Report were the following:

2014

Agreement to sell CNCB

On January 23, 2015, we signed an agreement to sell a 4.9% stake in China CITIC Bank Corporation Limited (“CNCB”) to UBS AG, London Branch (“UBS”), which in turn entered into transactions pursuant to which such stake was transferred to Xinhu Zhongbao Co., Ltd.

The closing took place on March 12, 2015. The sale price to UBS was HK$5.73 per share, amounting to a total of HK$13,136 million (approximately €1,555 million) and the estimated impact on our consolidated financial statements was a net capital gain of approximately €520 million.

As of December 31, 2014, our participation in CNCB was recognized under the heading “Non-Current assets available for sale.” See Note 12 to our Consolidated Financial Statements.

Agreement to sell the participation in Citic International Financial Holding (CIFH)

On December 23, 2014, we signed an agreement to sell our 29.68% stake in Citic International Financial Holdings Limited (“CIFH”) to CNCB. CIFH is a non-listed subsidiary of CNCB domiciled in Hong Kong. The sale price is HK$8,162 million. The closing of the agreement is subject to obtaining the relevant regulatory approvals. The estimated negative impact on the attributable profit of the consolidated financial statements of the BBVA Group will be approximately €25 million.

As of December 31, 2014, this participation was recognized under the heading “Non-Current assets held for sale” under the heading “Investments in entities accounted for using the equity method –Associates” (see Note 16 to our Consolidated Financial Statements).

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

After deducting such distribution of dividends the capital gain for BBVA, gross of taxes, amounted to approximately €230 million which was recognized under the heading “Gains (losses) in non-current assets held for sale not classified as discontinued operations” in the consolidated income statement in 2013. See Note 49.1 to our Consolidated Financial Statements for additional information.

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

On October 2, 2013, BBVA completed the sale. The total amount in cash received by BBVA was approximately $1,540 million, taking into account the purchase price amounting to roughly $1,310 million as well as the dividends paid by AFP Provida since February 1, 2013 amounting to roughly $230 million. The gain on disposal, attributable to the parent company net of taxes, amounted to approximately €500 million which was recognized under the heading “Profit from discontinued operations (net)” in the consolidated income statement in 2013. See Note 49.2 to our Consolidated Financial Statements for additional information.

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

The gain on disposal, attributable to parent company net of taxes, amounted to approximately €206 million at the moment of the sale and such gain was recognized under the heading “Profit from discontinued operations (net)” in the consolidated income statement in 2013. See Note 49.2 to our Consolidated Financial Statements for additional information.

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

On April 18, 2013, after having obtained the necessary approvals, BBVA completed the sale. The adjusted total price was $541.4 million. The gain on disposal, attributable to parent company net of taxes, amounted to approximately €255 million at the moment of the sale, and was recognized under the heading “Profit from discontinued operations (net)” in the consolidated income statement in 2013. See Note 49.2 to our Consolidated Financial Statements for additional information.

Sale of Afore Bancomer (Mexico)

On November 27, 2012, BBVA reached an agreement to sell to Afore XXI Banorte, S.A. de C.V. its entire stake directly or indirectly held in the Mexican subsidiary Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. Once the corresponding authorization was obtained from the competent authorities, the sale was closed on January 9, 2013.

The total sale price was $1,735 million (approximately €1,327 million). The gain on disposal, attributable to parent company net of taxes, was approximately €771 million. See Note 49.2 to our Consolidated Financial Statements for additional information.

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

The change in the accounting criteria and the sale referred to above resulted in a loss attributable to the BBVA Group at the time of the sale of approximately €2,600 million which was recognized under the heading “Gains (losses) on derecognized assets not classified as non-current assets held for sale” in the consolidated income statement in 2013. See Note 48 to our Consolidated Financial Statements for additional information.

2012

In June 2012, BBVA reached an agreement to sell its business in Puerto Rico to Oriental Financial Group Inc. The sale price was $500 million (approximately €385 million at the exchange rate on the date of the transaction). Gross capital losses from this sale amounted to approximately €15 million (taking into account the exchange rate at the time of the transaction and the earnings of the sold companies up to the closing of the transaction, on December 18, 2012). See Note 48 to our Consolidated Financial Statements for additional information.

B.	Business Overview

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have investments in some of Spain’s leading companies.

Operating Segments

Set forth below are the Group’s current six operating segments:

•	Banking Activity in Spain

•	Real Estate Activity in Spain

•	Eurasia

•	Mexico

•	South America

•	United States

In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s overall capital position; proprietary portfolios such as industrial holdings and their corresponding results; certain tax assets and liabilities; provisions related to commitments with pensioners; and goodwill and other intangibles. It also comprises the following items (i) with respect to 2013, the earnings from the sale of the pension businesses in Mexico, Colombia, Peru and Chile and also the earnings of these businesses until their sale; the capital gain from the sale of BBVA Panama; and the impact of the reduction of the stake in CNCB (which led to the repricing at market value of BBVA’s stake in CNCB, as well as the impact of the equity-adjusted earnings from CNCB, excluding dividends), (ii) with respect to 2012, the badwill generated by the Unnim acquisition, the capital gain from the sale of BBVA Puerto Rico, the earnings from the pension business in Latin America, and the equity-adjusted earnings from CNCB (excluding dividends), and (iii) with respect to 2011, the results from the pension business in Latin America and the equity-adjusted earnings from CNCB (excluding dividends).

The information presented below for the years ended December 31, 2013 and 2012 reflects certain minor reclassifications made in 2014 among our operating segments; consequently such information differs slightly from the segmental information reported in our prior annual reports on Form 20-F.

The breakdown of the Group’s total assets by operating segments as of December 31, 2014, 2013 and 2012 is as follows:

	As of December 31,
Total Assets by Operating Segment	2014	2013 (1)	2012 (1)
	(In Millions of Euros)
Banking Activity in Spain	318,353	314,902	345,521
Real Estate Activity in Spain	17,934	20,582	22,112
Eurasia (2)	44,667	41,223	48,324
Mexico	93,731	81,801	82,722
South America	84,364	77,874	75,877
United States	69,261	53,046	53,880

Subtotal Assets by Operating Segments	628,310	589,428	628,436

Corporate Center and other adjustments (3)	3,632	(6,732)	(7,304)

Total Assets BBVA Group	631,942	582,697	621,132

(1)	Reflects certain restatements relating to, among others, the reclassification of our business in Panama (sold in 2013) to the Corporate Center.
(2)	The information is presented under management criteria, pursuant to which Garanti information has been proportionally consolidated based on our 25.01% interest in Garanti.
(3)	Other adjustments include adjustments made to account for the fact that, in our Consolidated Financial Statements, Garanti is accounted for using the equity method rather than using the management criteria referred to above. For more information, see “Item 5. Operating and Financial Review and Prospects”.

The following table sets forth information relating to the profit by each of BBVA’s operating segments and Corporate Center for the years ended December 31, 2014, 2013 and 2012:

	Profit/(Loss) Attributable to Parent Company			% of Profit/(Loss) Attributable to Parent Company
	For the Year Ended December 31,
	2014	2013 (1)	2012 (1)	2014	2013 (1)	2012 (1)
	(In Millions of Euros)			(In Percentage)
Banking Activity in Spain	1,028	589	1,186	25.3	18.4	143.7
Real Estate Activity in Spain	(876)	(1,252)	(4,068)	(21.6)	(39.1)	(492.8)
Eurasia (2)	565	449	404	13.9	14.0	48.9
Mexico	1,915	1,802	1,687	47.1	56.3	204.3
South America	1,001	1,224	1,172	24.6	38.2	142.0
United States	428	390	445	10.5	12.2	53.9

Subtotal Operating Segments	4,062	3,201	826	100.0	100.0	100.0

Corporate Center	(1,444)	(1,117)	850

Profit	2,618	2,084	1,676

(1)	Reflects certain restatements relating to, among others, the reclassification of our business in Panama (sold in 2013) to the Corporate Center.
(2)	The information is presented under management criteria, pursuant to which Garanti information has been proportionally consolidated based on our 25.01% interest in Garanti.

The following table sets forth information relating to the income of each operating segment for the years ended December 31, 2014, 2013 and 2012 and reconciles the income statement of the various operating segments to the consolidated income statement of the Group:

	Operating Segments
	Banking Activity in Spain	Real Estate Activity in Spain	Eurasia(1)	Mexico	South America	United States	Corporate Center	Total	Adjustments (2)	BBVA Group
	(In Millions of Euros)
2014
Net interest income	3,830	(38)	924	4,910	4,699	1,443	(651)	15,116	(734)	14,382
Gross income	6,622	(132)	1,680	6,522	5,191	2,137	(664)	21,357	(632)	20,725
Net margin before provisions	3,777	(291)	942	4,115	2,875	640	(1,653)	10,406	(240)	10,166
Operating profit /(loss) before tax	1,463	(1,225)	713	2,519	1,951	561	(1,920)	4,063	(83)	3,980

Profit	1,028	(876)	565	1,915	1,001	428	(1,444)	2,618	—	2,618

2013
Net interest income	3,838	(3)	909	4,478	4,660	1,402	(671)	14,613	(713)	13,900
Gross income	6,103	(38)	1,717	6,194	5,583	2,047	(416)	21,191	(439)	20,752
Net margin before provisions	3,088	(188)	981	3,865	3,208	618	(1,584)	9,990	(34)	9,956
Operating profit /(loss) before tax	230	(1,838)	586	2,358	2,354	534	(1,680)	2,544	(1,589)	954

Profit	589	(1,252)	449	1,802	1,224	390	(1,117)	2,084	—	2,084

2012
Net interest income	4,729	(21)	851	4,174	4,236	1,550	(397)	15,122	(648)	14,474
Gross income	6,659	(79)	1,665	5,751	5,308	2,198	391	(68)	21,892	21,824
Net margin before provisions	3,776	(209)	886	3,590	3,023	722	(681)	344	11,106	11,450
Operating profit /(loss) before tax	1,651	(5,705)	508	2,223	2,234	620	(783)	749	833	1,582

Profit	1,186	(4,068)	404	1,687	1,172	445	850	1,676	—	1,676

(1)	The information is presented under management criteria, pursuant to which Garanti information has been proportionally integrated based on our 25.01% interest in Garanti.
(2)	Other adjustments include adjustments made to account for the fact that, in our Consolidated Financial Statements, Garanti is accounted for using the equity method rather than using the management criteria referred above.

Banking Activity in Spain

The Banking Activity in Spain operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center area and Real Estate Activity in Spain. The main business units included in this operating segment are:

•	Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;

•	Corporate and Business Banking (CBB): which manages small and medium sized enterprises (SMEs), companies and corporations, public institutions and developer segments;

•	Corporate and Investment Banking (C&IB): responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and

•	Other units: which include the insurance business unit in Spain (BBVA Seguros), and the Asset Management unit, which manages Spanish mutual funds and pension funds.

In addition, it includes certain loans and advances portfolios, finance and structural euro balance sheet positions.

The following table sets forth information relating to the activity of this operating segment as of December 31, 2014, 2013 and 2012:

	As of December 31,
	2014	2013	2012
	(In Millions of Euros)

Total Assets	318,353	314,902	345,521

Loans and advances to customers	174,197	178,283	193,311
Of which:
Residential mortgages	74,508	77,575	84,602
Consumer finance	5,270	6,703	7,663
Loans	3,946	4,962	6,043
Credit cards	1,324	1,741	1,620
Loans to enterprises	37,224	37,181	45,148
Loans to public sector	22,833	21,694	24,770

Customer deposits	154,261	157,124	146,008
Of which:
Current and savings accounts	58,645	53,408	47,512
Time deposits	62,203	74,451	62,598
Other customer funds	17,799	8,436	9,593

Assets under management	50,749	42,933	40,156
Mutual funds	28,695	22,298	19,116
Pension funds	21,880	20,428	18,577
Other placements	174	206	2,463

Loans and advances to customers of this operating segment as of December 31, 2014 amounted to €174,197 million, a 2.3% decrease from the €178,283 million recorded as of December 31, 2013, mainly as a result of the maturities of our loan portfolio which were not offset by the higher lending activity in the period.

Customer deposits of this operating segment as of December 31, 2014 amounted to €154,261 million, a 1.8% decrease from the €157,124 million recorded as of December 31, 2013, mainly due to the lower remuneration of time deposits that has led to a shift of funds to demand deposits and mutual funds.

Mutual funds of this operating segment as of December 31, 2014 amounted to €28,695 million, a 28.7% increase from the €22,298 million recorded as of December 31, 2013. Pension funds of this operating segment as of December 31, 2014 amounted to €21,880 million, a 7.1% increase from the €20,428 million recorded as of December 31, 2013. These increases were mainly the result of the active marketing of a diversified portfolio of mutual and pension funds to certain customer segments in an environment of low interest rates.

This operating segment’s non-performing asset ratio decreased to 6.0% as of December 31, 2014, from 6.4% as of December 31, 2013, mainly due to lower net additions to non-performing assets. This operating segment’s non-performing assets coverage ratio increased to 45% as of December 31, 2014, from 41% as of December 31, 2013.

Real Estate Activity in Spain

This operating segment was set up with the aim of providing specialized and structured management of the real estate assets accumulated by the Group as a result of the economic crisis in Spain. It includes primarily lending to real estate developers and foreclosed real estate assets.

The exposure, including loans and advances to customers and foreclosed assets, to the real estate sector in Spain is declining. As of December 31, 2014, the balance stood at €12,545 million, 13.9% lower than as of December 31, 2013. Non-performing assets of this segment have continued to decline and as of December 31, 2014 were 16.1% lower than as of December 31, 2013. The coverage of non-performing and potential problem loans of this segment increased to 54% as of December 31, 2014, compared with 48% of the total amount of real-estate assets in this operating segment.

The number of real estate assets sold in 2014 was 1.5% lower than in 2013, although real estate assets sold in 2014 had a higher gross value and average price, resulting in a greater reduction in our total exposure to the real estate sector.

Eurasia

This operating segment covers the retail and wholesale banking businesses of the Group in the rest of Europe and Asia. It also includes BBVA’s stake in the Turkish bank Garanti. Following management criteria, assets and liabilities corresponding to our 25.01% stake in Garanti are included in every balance sheet line.

The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2014, 2013 and 2012:

	As of December 31,
	2014	2013	2012
	(In Millions of Euros)

Total Assets	44,667	41,223	48,324

Loans and advances to customers	29,430	28,397	30,228
Of which:
Residential mortgages	4,193	4,156	4,291
Consumer finance	4,143	3,983	4,262
Loans	2,877	2,743	3,051
Credit cards	1,266	1,240	1,212
Loans to enterprises	18,860	18,348	19,550
Loans to public sector	234	251	102

Customer deposits	22,671	17,634	17,470
Of which:
Current and savings accounts	3,637	3,148	3,098
Time deposits	10,170	9,009	9,576
Other customer funds	7,145	4,305	3,795

Assets under management	2,401	1,966	2,016
Mutual funds	1,549	1,332	1,408
Pension funds	852	634	608

Loans and advances to customers of this operating segment as of December 31, 2014 amounted to €29,430 million, a 3.6% increase from the €28,397 million recorded as of December 31, 2013, as a result of the evolution of the Garanti portfolios, particularly loans denominated in Turkish lira, with a positive trend of consumer portfolios.

Customer deposits of this operating segment as of December 31, 2014 amounted to €22,671 million, a 28.6% increase from the €17,634 million recorded as of December 31, 2013, as a result of increased volume in foreign currency deposits of Garanti.

Mutual funds of this operating segment as of December 31, 2014 amounted to €1,549 million, a 16.3% increase from the €1,332 million recorded as of December 31, 2013, due to an increase of mutual funds in Luxembourg.

Pension funds of this operating segment as of December 31, 2014 amounted to €852 million, a 34.4% increase from the €634 million recorded as of December 31, 2013, mainly as a result of increases in Turkey and Portugal.

This operating segment’s non-performing asset ratio decreased to 3.3% as of December 31, 2014 from 3.4% as of December 31, 2013. This operating segment non-performing assets coverage ratio increased to 92% as of December 31, 2014 from 87% as of December 31, 2013.

Mexico

The Mexico operating segment comprises the banking and insurance businesses conducted in Mexico by the BBVA Bancomer financial group. The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2014, 2013 and 2012:

	As of December 31,
	2014	2013	2012
	(In Millions of Euros)

Total Assets	93,731	81,801	82,722

Loans and advances to customers	46,798	40,668	39,060
Of which:
Residential mortgages	9,272	8,985	9,399
Consumer finance	10,902	10,096	9,785
Loans	5,686	4,748	4,421
Credit cards	5,216	5,348	5,364
Loans to enterprises	16,706	13,867	12,493
Loans to public sector	4,295	3,594	3,590

Customer deposits	45,937	42,452	35,792
Of which:
Current and savings accounts	27,795	24,489	23,707
Time deposits	7,382	6,409	7,157
Other customer funds	3,914	3,819	3,207

Assets under management	22,094	19,673	19,896
Mutual funds	18,691	16,896	17,492
Other placements	3,403	2,777	2,404

Loans and advances to customers of this operating segment as of December 31, 2014 amounted to €46,798 million, a 15.1% increase from the €40,668 million recorded as of December 31, 2013, mainly due to the increase in financing to medium-sized enterprises and consumer loans.

Customer deposits of this operating segment as of December 31, 2014 amounted to €45,937 million, a 8.2% increase from the €42,452 million recorded as of December 31, 2013, mainly as a result of the increase in demand deposits.

Mutual funds of this operating segment as of December 31, 2014 amounted to €18,691 million, a 10.6% increase from the €16,896 million recorded as of December 31, 2013 mainly as a result of an improvement in corporate banking which was boosted by a marketing campaign.

This operating segment’s non-performing asset ratio decreased to 2.9% as of December 31, 2014, from 3.6% as of December 31, 2013. This operating segment non-performing assets coverage ratio increased to 114% as of December 31, 2014, from 110% as of December 31, 2013.

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

The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2014, 2013 and 2012:

	As of December 31,
	2014	2013	2012
	(In Millions of Euros)

Total Assets	84,364	77,874	75,877

Loans and advances to customers	52,920	48,466	47,601
Of which:
Residential mortgages	9,621	8,533	8,464
Consumer finance	13,575	13,112	12,598
Loans	9,336	9,441	9,231
Credit cards	4,239	3,670	3,366
Loans to enterprises	20,831	18,565	18,851
Loans to public sector	650	601	615

Customer deposits	56,370	55,167	52,759
Of which:
Current and savings accounts	37,006	37,639	33,901
Time deposits	17,686	15,869	16,440
Other customer funds	7,301	5,374	5,467

Assets under management	8,480	6,552	5,698
Mutual funds	3,848	2,952	3,355
Pension funds	4,632	3,600	3,083

Loans and advances to customers of this operating segment as of December 31, 2014 amounted to €52,920 million, a 9.2% increase from the €48,466 million recorded as of December 31, 2013, mainly due to increased activity, particularly in small business finance and lending to corporates.

Customer deposits of this operating segment as of December 31, 2014 amounted to €56,370 million, a 2.2% increase from the €55,167 million recorded as of December 31, 2013, mainly due to an increase in the balance of current and saving accounts in Venezuela and in time deposits in Chile and Colombia.

Mutual funds of this operating segment as of December 31, 2014 amounted to €3,848 million, a 30.3% increase from the €2,952 million recorded as of December 31, 2013, mainly as a result of the positive performance in Argentina, Chile and Peru.

Pension funds of this operating segment as of December 31, 2014 amounted to €4,632 million, a 28.7% increase from the €3,600 million recorded as of December 31, 2013, mainly as a result of the increased volumes in Bolivia.

This operating segment’s non-performing asset ratio was 2.1% as of December 31, 2014 and 2013. This operating segment non-performing assets coverage ratio decreased to 138% as of December 31, 2014, from 141% as of December 31, 2013.

United States

This operating segment encompasses the Group’s business in the United States. BBVA Compass accounted for approximately 94% of the area’s balance sheet as of December 31, 2014. Given its weight, most of the comments below refer to BBVA Compass. This operating segment also covers the assets and liabilities of the BBVA office in New York, which specializes in transactions with large corporations.

The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2014, 2013 and 2012:

	As of December 31,
	2014	2013	2012
	(In Millions of Euros)

Total Assets	69,261	53,046	53,880

Loans and advances to customers	49,667	38,067	36,885
Of which:
Residential mortgages	11,876	9,591	9,176
Consumer finance	5,812	4,464	4,422
Loans	5,291	3,984	3,942
Credit cards	522	481	480
Loans to enterprises	25,202	19,427	19,292
Loans to public sector	3,706	2,772	1,961

Customer deposits	51,394	39,844	39,132
Of which:
Current and savings accounts	38,438	29,800	29,060
Time deposits	8,853	7,300	7,885
Other customer funds	2,803	1,348	775

Loans and advances to customers of this operating segment as of December 31, 2014 amounted to €49,667 million, a 30.5% increase from the €38,067 million recorded as of December 31, 2013, as a result of growth in all of the segment’s portfolios.

Customer deposits of this operating segment as of December 31, 2014 amounted to €51,394 million, a 29.0% increase from the €39,844 million recorded as of December 31, 2013, mainly due to an increase in the balance of current and saving accounts as a result of the campaigns designed to attract deposits.

This operating segment’s non-performing asset ratio decreased to 0.9% as of December 31, 2014, from 1.2% as of December 31, 2013, as a result of a decrease in non-performing loans and a growth of loans and advances to customers. This operating segment non-performing assets coverage ratio increased to 167% as of December 31, 2014, from 134% as of December 31, 2013, as a result of the decrease in non-performing assets.

Insurance Activity

See Note 22 to our Consolidated Financial Statements for information on our insurance activity.

Monetary Policy

The integration of Spain into the European Monetary Union (“EMU”) on January 1, 1999 implied the yielding of monetary policy sovereignty to the Eurosystem. The “Eurosystem” is composed of the ECB and the national central banks of the 19 member countries that form the EMU.

The Eurosystem determines and executes the policy for the single monetary union of the 19 member countries of the EMU. The Eurosystem collaborates with the central banks of member countries to take advantage of the experience of the central banks in each of its national markets. The basic tasks carried out by the Eurosystem include:

•	defining and implementing the single monetary policy of the EMU;

•	conducting foreign exchange operations in accordance with the set exchange policy;

•	lending to national monetary financial institutions in collateralized operations;

•	holding and managing the official foreign reserves of the member states; and

•	promoting the smooth operation of the payment systems.

In addition, the Treaty on European Union (“EU Treaty”) establishes a series of rules designed to safeguard the independence of the system, in its institutional as well as its administrative functions.

Supervision and Regulation

Since September 2012, significant progress has been made toward the establishment of a European banking union. Banking union is expected to be achieved through new harmonized banking rules (the single rulebook) and a new institutional framework with stronger systems for both banking supervision and resolution that will be managed at the European level. Its two main pillars are the Single Supervisory Mechanism (the “SSM”) and the Single Resolution Mechanism (“SRM”).

Pursuant to Article 127(6) of the Treaty on the Functioning of the European Union and Council Regulation (EC) No. 1023/2013 conferring specific tasks on the European Central Bank (“ECB”) concerning policies relating to the prudential supervision of credit institutions (the “SSM Regulation”), the ECB is responsible for specific tasks concerning the prudential supervision of credit institutions established in participating Member States. Since 2014, it carries out these supervisory tasks within the SSM framework, composed of the ECB and the relevant national authorities. The ECB is responsible for the effective and consistent functioning of the SSM, with a view to carrying out effective banking supervision, contributing to the safety and soundness of the banking system and the stability of the financial system.

Its main aims are to:

•	ensure the safety and soundness of the European banking system;

•	increase financial integration and stability; and

•	ensure consistent supervision.

The ECB, in cooperation with the relevant national supervisors, is responsible for the effective and consistent functioning of the SSM.

It has the authority to:

•	conduct supervisory reviews, on-site inspections and investigations;

•	grant or withdraw banking licenses;

•	assess banks’ acquisitions and disposals of qualifying holdings;

•	ensure compliance with EU prudential rules; and

•	set higher capital requirements (“buffers”) in order to counter any financial risks.

In addition, since November 2014, it assumed the direct supervision of the 123 significant banks of the participating countries, including Banco Bilbao Vizcaya Argentaria, S.A. These banks hold almost 82% of banking assets in the Eurozone. Ongoing supervision of the significant banks is carried out by Joint Supervisory Teams (“JSTs”). Each significant bank has a dedicated JST, comprising staff of the ECB and the relevant national supervisors (in our case, the Bank of Spain).

The criteria for determining whether a bank is considered significant (and therefore whether it falls under the ECB’s direct supervision) are set out in the SSM Regulation and the Regulation (EU) No. 468/2014 of the European Central Bank of April 16, 2014 establishing the framework for cooperation within the Single Supervisory Mechanism between the European Central Bank and national competent authorities and with national designated authorities (the “SSM Framework Regulation”). To qualify as significant, a bank must fulfill at least one of these criteria:

•	size: the total value of its assets exceeds €30 billion;

•	economic importance: for the specific country or the EU economy as a whole;

•	cross border activities: the total value of its assets exceeds €5 billion and the ratio of its cross-border assets/liabilities in more than one other participating Member State to its total assets/liabilities is above 20%; or

•	direct public financial assistance: it has requested or received funding from the European Stability Mechanism (“ESM”) or the European Financial Stability Facility.

The ECB can decide at any time to classify a bank as significant to ensure that high supervisory standards are applied consistently.

The ECB indirectly supervises banks that are not considered significant (also known as “less significant” institutions), which continue to be supervised by their national supervisors, in close cooperation with the ECB. See “—Bank of Spain” below for an explanation of the tasks to be performed by the Bank of Spain.

Bank of Spain

The Bank of Spain was established in 1962 as a public law entity (entidad de derecho público) that operates as Spain’s autonomous central bank. In addition, it has the ability to function as a private bank. Except in its public functions, the Bank of Spain’s relations with third parties are governed by private law, and its actions are subject to the civil and business law codes and regulations.

Until January 1, 1999, the Bank of Spain was also the sole entity responsible for implementing Spanish monetary policy. For a description of monetary policy since the introduction of the euro, see “—Monetary Policy”.

Since January 1, 1999, the Bank of Spain has performed the following basic functions attributed to the Eurosystem:

•	defining and implementing the Eurosystem’s monetary policy, with the principal aim of maintaining price stability across the Eurozone;

•	conducting currency exchange operations consistent with the provisions of Article 219 of the EU Treaty, and holding and managing the Member States’ official currency reserves;

•	promoting the sound working of payment systems in the Eurozone; and

•	issuing legal tender banknotes.

Recognizing the foregoing functions as a fully-fledged member of the Eurosystem, the Bank of Spain Law of Autonomy (Ley de Autonomía del Banco de España) stipulates the performance of the following functions by the Bank of Spain:

•	holding and managing currency and precious metal reserves not transferred to the ECB;

•	promoting the proper working and stability of the financial system and, without prejudice to the functions of the ECB, the proper working of the national payment systems, providing emergency liquidity assistance (ELA);

•	promoting the sound working and stability of the financial system and, without prejudice to the functions of the ECB, of national payment systems;

•	placing coins in circulation and the performance, on behalf of the State, of all such other functions entrusted to it in this connection;

•	preparing and publishing statistics relating to its functions, and assisting the ECB in the compilation of the necessary statistical information;

•	providing treasury services and acting as financial agent for government debt;

•	advising the government, preparing the appropriate reports and studies; and

•	exercising all other powers attributed to it by legislation.

As indicated above, on November 4, 2014 the ECB assumed responsibility for the supervision of Eurozone banks, following a year-long preparatory phase that included an in-depth examination of the resilience and balance sheets of the largest banks in the Eurozone. For all the banks not supervised directly by the ECB, around 3,500 banks, the ECB will also set and monitor the relevant supervisory standards and work closely with the national competent authorities in the supervision of these banks.

The ECB will set up homogenous criteria for all the supervised institutions under the SSM and will assume decision-making power. National authorities, such as the Bank of Spain, will provide their knowledge on their financial systems and the entities located in their jurisdictions. Therefore, the role of the Bank of Spain will continue to be relevant for financial entities located in Spain. In particular, the Bank of Spain’s tasks will include the following:

•	it will collaborate with the ECB in the supervision of significant entities through its participation in the JSTs of the relevant Spanish banks, and it will have a leading role in the on-site inspections;

•	the Bank of Spain will supervise directly the less significant Spanish banks. The ECB’s indirect supervision of these entities will be focused on the homogenization of supervisory criteria and reception of information;

•	there are several supervisory competences over banking entities, for example money laundering and terrorist financing, customer protection and certain aspects of the monitoring of the financial markets that will be out of the scope of the SSM and remain under the purview of the Bank of Spain;

•	the Bank of Spain will participate in certain administrative processes controlled by the ECB, such as the granting or withdrawal of licenses and the application of fit and proper tests to members of the board and senior management of Spanish banks, and will support the ECB in cross-border tasks such as the definition of policies, methodologies or crisis management;

•	the Bank of Spain will continue to supervise other institution such as appraisal companies or specialist credit institutions, e-money issuing entities, mutual guarantee and re-guarantee companies; and

•	the Bank of Spain will participate in the governing bodies of the SSM contributing to the adoption of decisions affecting all credit institutions located in the Eurozone.

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

In order to fulfill its purposes, the FGD receives annual contributions from member credit institutions. The current annual contribution requirement is €2 for every €1,000 guaranteed deposits held by the respective member institution as of year-end. The Minister of the Economy and Finance is authorized to reduce the contributions when the FGD’s equity is considered sufficient to meet its needs. Moreover, it may suspend contributions when the FGD’s total equity reaches 1% of the calculation base of the contributions of the member institutions as a whole. Under certain circumstances defined by law, there may be extraordinary contributions from the institutions, and the European Central Bank may also require exceptional contributions of an amount set by law.

As of December 31, 2014, 2013 and 2012 all of the Spanish banks belonging to the BBVA Group were members of the FGD and were thus obligated to make annual contributions to it.

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

Liquidity Requirements—Minimum Reserve Ratio

The legal framework for the minimum reserve ratio is set out in Regulation (EC) No. 2818/98 of the ECB of December 1, 1998 on the application of minimum reserves (ECB/1998/15). The reserve coefficient for overnight deposits, deposits with agreed maturity or period of notice up to two years, debt securities issued with maturity up to two years and money market paper is 1%. For deposits with agreed maturity or period of notice over two years, repos and debt securities issued with maturity over two years there is no required reserve coefficient.

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

Fund for Orderly Bank Restructuring

As a result of the crisis that affected the financial markets since 2007, the Spanish authorities created the FROB by Decree-Law 9/2009, of June 26. Its purpose is to help the restructuring processes undertaken by credit institutions and strengthen their capital positions subject to certain conditions. The FROB supports the restructuring strategy of those institutions that require assistance, in three distinct stages:

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

Law 9/2012, of November 14 grants the FROB the power to implement early intervention measures (for mild difficulties), restructuring measures (for temporary troubles, able to be coped with by means of public financial support) and orderly resolution measures (for non-viable institutions). It also provides for the creation of an Asset Management Company intended to purchase certain problematic assets from state aided banks in order to ease their viability. The FROB is entitled to require entities receiving state aids to transfer those problematic assets.

In order to comply with its objectives, the FROB is funded by the Spanish national budget. The FROB is able to raise funds in capital markets through the issuance of debt securities as well as by lending and engaging in any other debt transaction necessary to fulfill its objectives. However, this structure of funding will be significantly modified once the BRRD Draft Implementation Law (as defined below) comes into force. Credit institutions will be required to fund the national resolution funds. In addition, from January 1, 2016, the SRM will assume its resolution powers.

Capital Requirements

In December 2010, the Basel Committee on Banking Supervision (the “Basel Committee”) proposed a number of fundamental reforms to the regulatory capital framework for internationally active banks (the “Basel III accords”). The Basel III accords raised the quantity and quality of capital required to be held by a financial institution with an emphasis on Common Equity Tier 1 (CET1) capital and introduced an additional requirement for both a capital conservation buffer and a countercyclical buffer to be met with CET1 capital.

The Basel III accords were transposed into EU law by the enactment of Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (“CRD IV”), which implements the Basel III capital standards over a phase-in period until January 1, 2019, and the Regulation 575/2013 of the European Parliament and of the Council on prudential requirements for credit institutions and investment firms and amending Regulation 648/2012 (“CRR”), subject to a number of transitional provisions and clarifications. A number of the requirements introduced under CRD IV have been and continue to be further supplemented through the Regulatory and Implementing Technical Standards produced by the European Banking Authority (EBA) and to be adopted by the European Commission which are not yet all finalized. The EU rules deviate from the Basel III rules in certain aspects, and provide national flexibility to apply more stringent prudential requirements than set out in the Basel framework.

As a Spanish financial institution, we are subject to the CRD IV and the CRR. The CRR has been applicable since January 1, 2014 and the CRD IV has been largely implemented in Spain by Royal Decree-Law 14/2013, of November 29 (the “RD-L 14/2013”), Law 10/2014, of June 26, on organization, supervision and solvency of credit institutions (“Law 10/2014”) and Royal Decree 84/2015, of February 13 (“RD 84/2015”). In addition to RD-L 14/2013, Law 10/2014 and RD 84/2015, the Bank of Spain approved on January 31, 2014 its new Circular 2/2014, which repeals its previous Circular 7/2012 and makes certain regulatory determinations permitted under CRR pursuant to the delegation contained in RD-L 14/2013, including relevant rules concerning the applicable transitional regime on capital requirements and treatment of deductions.

Under CRD IV and CRR, the Group is required, on a consolidated basis, to hold a minimum amount of regulatory capital of 8% of risk-weighted assets of which at least 4.5% must be CET1 capital and at least 6% must be tier 1 capital (together, the “Pillar 1 requirements”).

In addition, the ECB requires certain financial institutions, including BBVA, to comply with extra capital requirements above the Pillar 1 requirements that may be material and which vary on a case-by-case basis to cover risks they believe are not covered or insufficiently covered by the Pillar 1 requirements (the “Pillar 2 requirements”).

CRD IV also introduces five new capital buffers that are in addition to the Pillar 1 and Pillar 2 requirements and are to be met with CET1 capital: (i) the capital conservation buffer, (ii) the institution-specific counter-cyclical buffer, (iii) the global systemically important institutions buffer, (iv) the other systemically important institutions buffer and (v) the systemic risk buffer. Some or all of these buffers may be applicable to us as determined by the ECB.

The combination of the capital conservation buffer, the institution-specific counter-cyclical capital buffer and the higher of (depending on the institution), the systemic risk buffer, the global systemically important institutions buffer and the other systemically important institution buffer, in each case (as applicable to the institution) is referred to as the “combined buffer requirement”.

In addition, under the provisions of the CRR, which took effect from January 1, 2014, deferred tax assets that rely on future profitability (for example, deferred tax assets related to trade losses) and do not arise from temporary differences must be deducted in full from CET1 capital. Other deferred tax assets which rely on future profitability and arise from temporary differences are subject to a threshold test and only the amount in excess of the threshold is deducted from CET1 capital. The regulatory treatment of such deferred tax assets is dependent on there being no adverse changes to regulatory requirements.

Under Article 141 (Restrictions on distribution) of the CRD IV, member states of the EU must require that institutions that fail to meet the “combined buffer requirement” will be subject to restricted “discretionary payments” (which are defined broadly by CRD IV as payments relating to CET1 (dividends), variable remuneration and payments on additional tier 1 instruments). The restrictions will be scaled according to the extent of the breach of the “combined buffer requirement” and calculated as a percentage of the profits of the institution since the last distribution of profits or “discretionary payment”. Such calculation will result in a “maximum distributable amount” (or “MDA”) in each relevant period. As an example, the scaling is such that in the bottom quartile of the “combined buffer requirement”, no “discretionary distributions” will be permitted to be paid. In the event of a breach of the combined buffer requirement, we will be required to calculate our MDA, and as a consequence it may be necessary for us to reduce discretionary payments.

Moreover, global systemically important banks (GSIBs) such as BBVA will be subject to an additional CET1 capital requirement, depending on a bank’s systemic importance. The FSB list of GSIBs is updated annually, based on new data and changes to methodology. In addition, regulatory proposals relating to domestically systemically important banks (DSIBs) continue to be progressed and could impact the level of CET1 that is required to be held by us.

In addition to the capital requirements under CRD IV, Directive 2014/59/EU of May 15 establishing a framework for the recovery and resolution of credit institutions and investment firms (“BRRD”) introduces requirements for banks to maintain at all times a sufficient aggregate amount of own funds and “eligible liabilities” (that is, liabilities that may be bailed in using the bail-in tool), known as the minimum requirements for eligible liabilities (“MREL”). The aim is that the minimum amount should be proportionate and adapted for each category of bank on the basis of their risk or the composition of their sources of funding. The Spanish government is in the process of transposing the BRRD’s provisions into law and MREL requirements will need to be implemented by 2016. The EBA will issue regulatory technical standards specifying the assessment criteria that resolution authorities should use to determine the minimum requirement for own funds and eligible liabilities for individual firms (a draft of such regulatory technical standards was published on November 28, 2014 for public consultation). While such standards are expected be compatible with the proposed term sheet published by the FSB on total loss absorbing capacity (“TLAC”) requirements for GSIBs, there remains a degree of uncertainty as to the extent to which MREL and TLAC requirements may differ.

Building on changes made to requirements in relation to the quality and aggregate quantity of capital that banks must hold, the Basel Committee and other agencies are increasingly focused on changes that will increase, or re-calibrate, measures of risk-weighted assets as the key measure of the different categories of risk in the denominator of the risk-based capital ratio. There is no current global consensus regarding the key objectives of this further evolution of the international capital framework. One extreme position advocated by some regulators would materially deemphasize the role of a risk-based capital ratio. A more broadly held opinion among regulators seeks to retain the ratio but also reform it, in particular by addressing perceived excessive complexity and variability between banks and banking systems. In particular, the Basel Committee on Banking Supervision published a consultation paper in December 2014, in which it recommended reduced reliance on external credit ratings when assessing risk-weighted assets and to replace such ratings with certain risk drivers based on the particular type of exposure of each asset. While they are at different stages of maturity, a number of initiatives across risk types and business lines are in progress that will impact risk-weighted assets at their conclusion. While the quantum of impacts is uncertain owing to lack of clarity of definition of the changes and the timing of their introduction, the likelihood of an impact resulting from each initiative is high and such impacts could result in higher levels of risk-weighted assets.

In addition, in December 2010 the Basel Committee also published its global quantitative liquidity framework, comprising the Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”) metrics, seeking to (i) promote the short-term resilience of banks’ liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to survive a significant stress scenario; and (ii) promote resilience over a longer time horizon by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. The Basel III liquidity standards are being implemented within the EU through the CRD IV. The LCR has been subsequently revised by the Basel Committee in January 2013 and in January 2014 the Basel Committee published amendments to the LCR and technical revisions to the NSFR ratio, confirming that it remains the intention that the latter ratio, including any future revisions, will become a minimum standard by January 1, 2018. Also, in January 2014, the Basel Committee proposed uniform disclosure standards related to the LCR and issued a new modification to the ratio, which should be adopted by banks from October 1, 2015.

Capital Management

Basel Capital Accord—Economic Capital

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

Impairment on Financial Assets

For a discussion of provisions for loan losses and country risk, see Note 2.2.1 to the Consolidated Financial Statements.

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

Employee Pension Plans

Under the relevant collective labor agreements, BBVA and some of its subsidiaries provide supplemental pension payments to certain active and retired employees and their beneficiaries. These payments supplement social security benefits from the Spanish state. See Note 2.2.12 and Note 24 to the Consolidated Financial Statements.

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

Effective since January 1, 2014, new banking regulation (Basel III, implemented in the European Union, among others, through the CRD IV and the CRR) has affected the restrictions to dividend payments that may be applicable in the following years, in circumstances where solvency requirements are not fulfilled. Credit entities will be required to hold a combined buffer requirement above their capital requirements in order to be able to freely distribute their distributable results. See Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements. This mechanism will not be in force until 2016 and will not be fully applicable until 2019.

Our bylaws allow for dividends to be paid in cash or in kind as determined by shareholder resolution.

Scrip Dividend

As in 2011, 2012 and 2013, during 2014, a scrip dividend scheme called “Dividend Option” was successfully approved by the annual general meeting of shareholders held on March 14, 2014. The BBVA annual general meeting of shareholders held on March 13, 2015 passed four resolutions adopting four different free-of-charge capital increases for the implementation during 2015 of the “Dividend Option” scheme. These resolutions will allow the Board of Directors to implement, depending on the situation on the markets, the regulatory framework, the earnings obtained and possible recommendations on dividend payouts, the Dividend Option during a period of one year since the approval of such resolutions.

Upon the execution of each such free-of-charge capital increase, BBVA shareholders will have the option, at their own free choice, to receive their remuneration in newly issued ordinary shares or in cash. For additional information on the “Dividend Option” scheme, including its tax implications, see “Item 10. Additional Information—Taxation—Spanish Tax Considerations—Taxation of Dividends—Scrip Dividend” and “Item 10. Additional Information—Taxation—U.S. Tax Considerations—Taxation of Distributions”.

The “Dividend Option” is implemented as an alternative remuneration scheme for BBVA shareholders with the aim to provide BBVA shareholders with a flexible option to receive all or part of their remuneration in newly issued ordinary shares of the Bank, whilst always maintaining the possibility to choose to receive the entire remuneration in cash.

Shareholders may have the “Dividend Option” available to them on different dates. However, it should be noted that each capital increase approved by the annual shareholders’ general meeting held on March 13, 2015, is independent of the other, so that one may be executed on a different date than the other and either one, or both of them, may even not be implemented.

BBVA’s Board of Directors, at its March 25, 2015 meeting, approved the execution of a capital increase on the terms approved by the annual general meeting of shareholders held on March 13, 2015 in connection with the implementation of the “Dividend Option”. The number of new shares issued as a consequence of the execution of the capital increase was 80,314,074.

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

Royal Decree 716/2009, of April 24, implemented several aspects of Law 2/1981, of March 25. The most significant aspect implemented by Royal Decree 716/2009 was the modification on the loan-to-value ratio requirement intending to improve the quality of Spanish mortgage-backed securities.

Increasing social pressure for the reform of mortgage legislation in Spain has resulted in changes to such legislation, which are described below.

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

In addition, Royal Decree 27/2012, of November 15, on urgent measures to enhance the protection of mortgage debtors provided for a two-year moratorium, from the date of its adoption, on evictions applicable to debtor groups especially susceptible to social exclusion, which may remain at their homes for such period.

Law 1/2013, of May 14, on measures to protect mortgagees, debt restructuring and social rents, introduced important modifications to mortgage law and civil procedure law. The most relevant modifications are:

•	extension of the two-year moratorium, established by Royal Decree 27/2012, until May 15, 2015;

•	broadening the potential beneficiaries of the moratorium of Royal Decree 6/2012;

•	limitation of the interest rates applied for delay or arrears;

•	in the context of an auction, the base value of the property shall be the value set forth in the relevant mortgage deed and in no case shall it be less than 75% of the official appraisal value of the property;

•	the possibility of suspension of enforcement proceedings when the loan or credit facility secured by the mortgage contains abusive clauses; and

•	modification of the out-of-court notarial procedure.

Royal Decree 11/2014, following the judgment of the EU Court of Justice of July 17, 2014 regarding Spanish foreclosure processes, allows debtors to appeal against a court’s resolution which rejects his or her opposition to the execution of a mortgage.

The Mortgage Credit Directive 2014/17/EU on credit agreements for consumers relating to residential immovable property was adopted on February 4, 2014. This Directive aims to create a Union-wide mortgage credit market with a high level of consumer protection. It applies to both secured credit and home loans. Member States will have to transpose its provisions into their national law by March 2016.

The most recent development regarding mortgage legislation in Spain is the approval by the Spanish government of Royal Decree-Law 1/2015 of February 27 on the “second chance” mechanism. The Royal Decree, although already in force, needs to be passed as law by Parliament, which is expected to take place through the emergency procedure in the next few days. During this process, amendments may be made to the current text. The main purpose of the Royal Decree is to regulate the “second chance” mechanism. This allows an individual who has been declared bankrupt to be discharged of outstanding obligations as long as he or she fulfills certain requirements: (i) the bankruptcy proceedings must have concluded, (ii) the debtor must have acted in good faith, the Royal Decree being restrictive as to when a debtor is considered to have acted in good faith, and (iii) the bankruptcy judge has to approve the terms of the discharge (and may revoke his or her approval under certain circumstances upon request of any creditor in the following five years). Discharge from mortgage obligations would only apply to the outstanding debts after the foreclosure, as long as such debts are considered ordinary or subordinate according to the Spanish Insolvency Law. Co-debtors and guarantors, if any, would remain liable.

Mutual Fund Regulation

Law 22/2014 of November 12, introduced a new legal regime for private investment entities in order to incorporate (i) Directive 2011/61/EU of the European Parliament and of the Council of June 8 on Alternative Investment Fund Managers, and (ii) Directive 2013/14/EU of the European Parliament and of the Council of May 21.

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

Law 25/2011 of August 1, partially amended the Corporate Enterprises Act and incorporated Directive 2007/36/EC, of July 11, on the exercise of certain rights of shareholders in listed companies.

In addition, the Entrepreneur Act (Law 14/2013) and an amendment to the Insolvency Act (Legislative Royal Decree 11/2014) introduced some modifications on the Spanish Corporate Enterprises Act. Also, an amendment on corporate governance was introduced by Law 31/2014 of December 3. The main changes introduced by this law are related to the rights of shareholders (assistance, information and voting), the calling of a general shareholders’ meeting and the duties of the board of directors and the audit committee, appointments committee and remuneration committee.

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

Law 9/2012 of November 14, on Restructuring and Resolution of Credit Entities

Law 9/2012, of November 14, 2012, on restructuring and resolution of credit entities, sets up a comprehensive framework to deal effectively with financial institutions in stressed situations. Depending on the financial entity’s situation, three types of measures can be applied: early intervention (for mild difficulties), restructuring measures (for temporary troubles, able to be coped with by means of public financial support) and orderly resolution (for non-viable institutions). Law 9/2012 also grants the Fund for Orderly Bank Restructuring (FROB) the power to implement these measures and provides for the creation of an Asset Management Company which will allow the removal from the balance sheet of state aided banks of certain problematic assets in order to ease their viability. The FROB is entitled to commit the entities receiving state aids to transfer those problematic assets.

Law 9/2012 also establishes the burden sharing regime between the public sector and the private stakeholders, defining the mechanism by means of which the owners of hybrid capital instruments and subordinated debt could be forced to bear part of the losses of a troubled institution. This burden sharing could be done through exchanges of these instruments into capital instruments, direct or conditioned cash repurchases, or reduction and anticipated amortization of the nominal value of the relevant instruments.

Law 9/2012 will be partially derogated by the transposition of the BRRD into the Spanish law.

The process for the implementation of the BRRD in Spain started on December 1, 2014, with the publication of the draft of the proposed law (anteproyecto de ley) on the restructuring and resolution of credit institutions and investment firms (the “BRRD Draft Implementation Law”) for public consultation by the Spanish Ministry of Economy and Competitiveness. Following such consultation and the submission of a revised BRRD Draft Implementation Law to the report of the State Council (Consejo de Estado), the Spanish government approved the submission of a new version of the BRRD Draft Implementation Law, now drafted as a bill of law (proyecto de ley), to the Spanish parliament on March 13, 2015.

The BRRD was required to be implemented on or before January 1, 2015, although the bail-in tool will not apply until January 1, 2016, except where a bail-out is required during 2015. The BRRD aims to equip authorities with common tools and powers to tackle bank crises at the earliest possible moment and avoid costs to taxpayers. The set of measures provided for in the BRRD includes preparatory and preventive measures, the attribution of powers to the supervising authorities enabling them to act in advance and that are triggered whenever a financial institution does not comply or it is likely that it will not comply with the regulatory requirements to which it is subject, as well as resolution instruments and powers to be used when a financial institution does not comply or is likely to fail.

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

BBVA’s U.S. bank subsidiary, Compass Bank (“Compass Bank”), and BBVA’s U.S. branch are also subject to supervision and regulation by a variety of other U.S. regulatory agencies. In addition to supervision by the Federal Reserve, BBVA’s New York branch is licensed and supervised by the New York State Department of Financial Services. Compass Bank is an Alabama state-chartered bank, is a member of the Federal Reserve System, and has branches in Alabama, Arizona, California, Colorado, Florida, New Mexico, and Texas. Compass Bank is supervised and examined by the Federal Reserve and the State of Alabama Banking Department. In addition, certain aspects of Compass Bank’s branch operations in Arizona, California, Colorado, Florida, New Mexico, and Texas are subject to examination by the respective state banking regulators in such states. Compass Bank is also a depository institution insured by, and subject to the regulation of, the Federal Deposit Insurance Corporation (the “FDIC”).

On May 14, 2013, BBVA Compass Bancshares, Inc., the Company’s former mid-tier U.S. bank holding company, was merged into BBVA USA Bancshares, Inc., the Company’s top-tier U.S. bank holding company. Subsequent to the merger, the surviving entity’s name was changed to BBVA Compass Bancshares, Inc. (“Compass Bancshares”). Compass Bank is a direct subsidiary of Compass Bancshares. Compass Bancshares is a bank holding company within the meaning of the BHC Act and is subject to supervision and regulation by the Federal Reserve.

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

The activities of BBVA’s U.S. investment adviser affiliates are regulated and supervised by the SEC.

In addition, BBVA’s U.S. insurance agency affiliate is subject to regulation and supervision by various U.S. state insurance regulatory authorities.

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

Among other changes, the Dodd-Frank Act provides for an extensive framework for the regulation of over-the-counter (“OTC”) derivatives by the CFTC and the SEC, including mandatory clearing, exchange trading and public and regulatory transaction reporting of certain OTC derivatives, as well as rules regarding the registration of swap dealers and major swap participants, and related capital, margin, business conduct, record keeping and other requirements applicable to such entities. The CFTC has completed many of the most significant rulemakings, which came into effect in 2013 and 2014.

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

Because BBVA is a non-U.S. swap dealer, the CFTC generally limits its direct regulation of BBVA with respect to swaps with U.S. persons and certain affiliates of U.S. persons. However, the CFTC is considering whether to apply regulatory transaction reporting to all swaps entered into by a non-U.S. swap dealer and instead rely on transaction reporting under comparable EU rules.

Currently BBVA is not considering registration as a “security-based swap dealer” with the SEC.

Compass Bank (and other entities of the Group) may register as a swap dealer if required by its swap activities or if it is determined to be beneficial to its business.

The Dodd-Frank Act requires that the Federal banking agencies, including the Federal Reserve, establish minimum leverage and risk-based capital requirements applicable to insured depository institutions, bank and thrift holding companies and systemically important non-bank financial companies. These minimum requirements must be not less than the generally applicable risk-based capital and leverage capital requirements, and not quantitatively lower than the requirements in effect for insured depository institutions as of the date of enactment of the Dodd-Frank Act. In response to these requirements, the Federal banking agencies have adopted a rule effectively establishing a permanent capital floor for covered institutions equal to the risk-based capital requirements under the banking agencies’ Basel I capital adequacy guidelines. In July 2013, the Federal banking agencies issued the U.S. Basel III final rule implementing the Basel III capital framework for U.S. banks and bank holding companies and also implementing certain provisions of the Dodd-Frank Act. Certain aspects of the final rule, such as the new minimum capital ratios and the revised methodology for calculating risk-weighted assets, became effective on

January 1, 2015 for Compass Bancshares and Compass Bank. Other aspects of the final rule, such as the capital conservation buffer and the new regulatory deductions from and adjustments to capital, are being phased in over several years as of January 1, 2015. The Dodd-Frank Act also provides Federal banking agencies with tools to impose greater capital, leverage and liquidity requirements and other enhanced prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with greater than $50 billion in assets. To be considered “well capitalized,” BBVA on a consolidated basis, Compass Bancshares and Compass Bank are required to maintain a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. Compass Bancshares is also required to maintain a leverage ratio of at least 5% in order to be “well capitalized.” Under the U.S. Basel III final rule, Compass Bank will be required to maintain the following in order to meet the “well capitalized” test: a common equity tier 1 capital to risk-weighted assets ratio of at least 6.5%, a total risk-based capital ratio of at least 10% and a tier 1 risk-based capital ratio of at least 8%, and a leverage ratio of at least 5%.

The Federal Reserve approved a final rule in February 2014 to enhance its supervision and regulation of the U.S. operations of large foreign banking organizations (“Large FBOs”) such as BBVA. Under the Federal Reserve’s rule, Large FBOs with $50 billion or more in U.S. assets held outside of their U.S. branches and agencies, such as BBVA, will be required to create a separately capitalized top-tier U.S. intermediate holding company (“IHC”) that will hold all of the Large FBOs’ U.S. bank and nonbank subsidiaries, such as Compass Bank and Compass Bancshares. An intermediate holding company will be subject to U.S. risk-based and leverage capital, liquidity, risk management, stress testing and other enhanced prudential standards on a consolidated basis. In addition, the Federal Reserve has adopted liquidity risk management, stress testing and liquidity buffer requirements as part of the enhanced prudential standards applicable to the U.S. operations of Large FBOs such as BBVA. Compass Bancshares and the Compass Bank are part of BBVA’s U.S. operations.

Under the final rule, a Large FBO that is subject to the IHC requirement may request permission from the Federal Reserve to establish multiple IHCs or use an alternative organizational structure. The final rule also permits the Federal Reserve to apply the IHC requirement in a manner that takes into account the separate operations of multiple foreign banks that are owned by a single Large FBO. Although U.S. branches and agencies of Large FBOs will not be required to be held beneath an IHC, such branches and agencies will be subject to liquidity, and, in certain circumstances, asset maintenance requirements. Large FBOs generally will be required to establish IHCs and comply with the enhanced prudential standards beginning July 1, 2016. An IHC’s compliance with applicable U.S. leverage ratio requirements is generally delayed until January 1, 2018. FBOs that have $50 billion or more in non-branch/agency U.S. assets as of June 30, 2014, such as BBVA, were required to submit an implementation plan by January 1, 2015 on how the FBO will comply with the intermediate holding company requirement. BBVA submitted its implementation plan in December 2014, in which it indicated its intention to designate Compass Bancshares as its IHC. Compass Bancshares, which BBVA established in 2007, already serves as holding company for BBVA’s U.S. subsidiaries, and, as a U.S.-based bank holding company with more than $50 billion in assets, is required to comply with the enhanced prudential standards applicable under the final rule for top-tier U.S.-based bank holding companies that began on January 1, 2015 and, once BBVA designates it as its IHC, it will become subject to corresponding enhanced prudential standards. The Federal Reserve has stated that it will issue, at a later date, final rules to implement certain other enhanced prudential standards under the Dodd-Frank Act for large bank holding companies and Large FBOs, including single counterparty credit limits and an early remediation framework. Under the early remediation framework, the Federal Reserve would implement prescribed regulations and penalties against the FBO and its U.S. operations and certain of its officers and directors, if the FBO and/or its U.S. operations do not meet certain requirements, and would authorize the termination of U.S. operations under certain circumstances.

In September 2014, the federal banking regulators adopted a final rule implementing in the United States the liquidity coverage ratio (“LCR”), the quantitative liquidity standards developed by the Basel Committee. The LCR was developed to ensure that covered banking organizations have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. The rule introduces a version of the LCR applicable to certain large bank holding companies such as Compass Bancshares. This version differs in certain respects from the Basel Committee’s version of the LCR, including a narrower definition of high-quality liquid assets, different prescribed cash inflow and outflow assumptions for certain types of instruments and transactions and a shorter phase-in schedule beginning on January 1, 2015 and ending on January 1, 2017.

The federal banking regulators have not yet proposed rules to implement in the United States the net stable funding ratio (“NSFR”), additional quantitative liquidity standards developed by the Basel Committee. The NSFR has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities. The Basel Committee contemplates that the NSFR, including any revisions, will be implemented as a minimum standard by January 1, 2018.

Under capital plan and stress test rules adopted by the Federal Reserve, Compass Bancshares is required to conduct periodic stress tests and submit an annual capital plan to the Federal Reserve for review, which must, among other things, include a description of planned capital actions and demonstrate the company’s ability to maintain minimum capital above existing minimum capital ratios and above a Tier 1 common equity-to-total risk-weighted asset ratio of 5% under both expected and stressed conditions over a minimum nine-quarter planning horizon. Compass Bancshares submitted annual capital plans in January 2012 and January 2013. Beginning in 2014, Compass Bancshares has participated in the Comprehensive Capital Analysis and Review (“CCAR”) program and submitted a CCAR plan in January 2015. Based on a qualitative and quantitative assessment, including a supervisory stress test conducted as part of the CCAR process, the Federal Reserve either objects to a large U.S. bank holding company’s capital plan, in whole or in part, or provides a notice of non-objection to the company by March 31 of a calendar year for plans submitted by the January submission date. If the Federal Reserve objects to a capital plan, the bank holding company may not make any capital distribution other than those with respect to which the Federal Reserve has indicated its non-objection. On March 11, 2015, the Federal Reserve released the results of the 2015 CCAR process, which showed that the Federal Reserve had no objection to the Compass Bancshares’ capital plans.

In addition, the Dodd-Frank Act and implementing rules issued by the Federal Reserve impose stress test requirements on both Compass Bancshares and Compass Bank. Compass Bancshares began conducting semi-annual company-run stress tests in October 2013 and is subject to an annual supervisory stress test conducted by the Federal Reserve (“Dodd-Frank Act Stress Test”). On March 5, 2015, the Federal Reserve released the results of the 2015 Dodd-Frank Act Stress Test, which showed that the Compass Bancshares surpassed the minimum capital requirements for all periods covered in the hypothetical severely adverse scenario defined by the Federal Reserve.

On December 10, 2013, U.S. regulators issued final rules to implement the Dodd-Frank Act’s “Volcker Rule”. The Volcker Rule limits the ability of banking entities to sponsor or invest in certain covered funds and to engage in certain types of proprietary trading unrelated to serving clients subject to certain exclusions and exemptions. The final rules also limit the ability of banking entities and their affiliates to enter into certain transactions with such funds with which they or their affiliates have certain relationships. The final rules contain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations as well as certain foreign government obligations, trading solely outside the United States, and also permit certain ownership interests in certain types of funds to be retained. The final rules extended the deadline for financial institutions, including BBVA and its subsidiaries, to conform to the Volcker Rule, and implement a compliance program, to July 2015. On December 18, 2014, the Federal Reserve granted banking entities until July 2016 to bring their ownership and sponsorship of covered funds entered into prior to 2014 into compliance with the Volcker Rule, and indicated that it intends to further extend the compliance period for these funds through July 2017. BBVA continues to assess the impact of the Volcker Rule to its business operations.

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

The so-called “push-out” provision, Section 716 of the Dodd-Frank Act, prohibits U.S. federal assistance to be provided to any swaps entity, including any swap dealer, with respect to certain types of swaps, subject to certain exceptions. The swap activities of BBVA’s New York branch have always conformed to the requirements of Section 716. Pursuant to an amendment of the law enacted in December 2014, only certain structured finance swaps are now subject to section 716, as there are no swaps subject to push-out in the New York branch books. Should Compass Bank become a swap dealer, it will need to restrict its swap activities to conform to the Dodd-Frank Act “push-out”

provision. There are various qualitative and quantitative restrictions on the extent to which BBVA and its non-bank subsidiaries can borrow or otherwise obtain credit from their U.S. banking affiliates or engage in certain other transactions involving those subsidiaries. In general, these transactions must be on terms that would ordinarily be offered to unaffiliated entities, must be secured by designated amounts of specified collateral and are subject to quantitative limitations. These restrictions also apply to certain transactions between BBVA’s U.S. broker-dealer affiliate BSI and BBVA’s U.S. banking units (such as BBVA’s New York Branch and Compass Bank), as well as between Compass Bank and its non-banking affiliates. Since July 2012, the Dodd-Frank Act has broadened these restrictions to subject credit exposure arising from derivative transactions, securities borrowing and lending transactions, as well as repurchase/reverse repurchase agreements to the above-mentioned collateral and quantitative limitations.

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

In March 2014 the U.S. Court of Appeals for the District of Columbia upheld the validity of the Federal Reserve’s rule, and in January 2015 the U.S. Supreme Court denied a petition for certiorari to reconsider the appellate court’s decision.

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

Disclosure of Iranian Activities under Section 13(r) of the Exchange Act

We are disclosing the following information pursuant to Section 13(r) of the Exchange Act, which requires an issuer to disclose whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with natural persons or entities designated by the U.S. government under specified executive orders, including activities not prohibited by U.S. law and conducted outside the United States by non-U.S. affiliates in compliance with local law. In order to comply with this requirement, we have requested relevant information from our affiliates globally.

•	Legacy contractual obligations related to counter indemnities. Before 2007, the BBVA Group issued certain counter indemnities to its non-Iranian customers in Europe for various business activities relating to Iran in support of guarantees provided by Bank Melli, three of which remained outstanding during 2014. Estimated gross revenue for 2014 from these counter indemnities, which includes fees and/or commissions, did not exceed $8,700 and was entirely derived from payments made by the BBVA Group’s non-Iranian customers in Europe. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profits measure. In addition, in accordance with Council Regulation (EU) Nr. 267/2012 of March 23, 2012, payments of any amounts due to Bank Melli under these counter indemnities were initially blocked and thereafter released upon authorization by the relevant Spanish authorities. The BBVA Group is committed to terminating these business relationships as soon as contractually possible and does not intend to enter into new business relationships involving Bank Melli.

•	Letters of credit. During 2014, the BBVA Group had credit exposure to Bank Sepah arising from a letter of credit issued by Bank Sepah to a non-Iranian client of the BBVA Group in Europe. This letter of credit, which was granted before 2004, was used to secure a loan granted by the BBVA Group to a client in order to finance certain Iran-related activities. This loan was supported by the Spanish export credit agency (CESCE). The loan related to the client’s exportation of goods to Iran (consisting of goods relating to a pelletizing plant for iron concentration and equipment). Estimated gross revenue for 2014 from this loan, which includes fees and/or commissions, did not exceed $17,800. Payments of amounts due by Bank Sepah in 2014 under this letter of credit were initially blocked and thereafter released upon authorization by the relevant Spanish authorities. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profits measure in connection with the letter of credit referred to above.

The BBVA Group is committed to terminating the outstanding business relationship with Bank Sepah as soon as contractually possible and does not intend to enter into new business relationships involving Bank Sepah.

•	Bank Accounts. Until May 2014, the BBVA Group maintained a number of accounts for certain employees (some of whom are of Iranian nationality) of a company that produces farm vehicles and tractors. The BBVA Group believes that 51% of the share capital of such company is controlled by an Iranian company in which the Iranian Government might have an interest. The accounts for these employees were closed in May 2014. In addition, the BBVA Group maintained one account for the Iranian National Airlines—Iran Air, which was closed in June 2014. Estimated gross revenue for 2014 from these accounts, which includes fees and/or commissions, did not exceed $120. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profits measure.

•	Iranian embassy-related activity. The BBVA Group maintains bank accounts in Spain for three employees of the Iranian embassy in Spain. All three employees are Spanish citizens, and one of them has retired. Estimated gross revenue for 2014 from this embassy-related activity, which includes fees and/or commissions, did not exceed $2,500.

In addition, the BBVA Group maintained three accounts denominated in euros and Mexican pesos for the Iranian embassy in Mexico and three accounts denominated in Mexican pesos for an employee and that employee’s family, all of which were closed in July 2014. Estimated gross revenues for 2014 from this embassy-related activity, which include fees and/or commissions, did not exceed $200. The BBVA Group does not allocate direct costs to fees and commissions and therefore has not disclosed a separate profits measure for the embassy-related activities referred to above. The BBVA Group is committed to terminating these business relationships as soon as legally possible.

C.	Organizational Structure

As of December 31, 2014, the BBVA Group was made up of 299 consolidated entities and 116 entities accounted for using the equity method.

The companies are principally domiciled in the following countries: Argentina, Belgium, Bolivia, Brazil, Cayman Islands, Chile, Colombia, Ecuador, France, Germany, Ireland, Italy, Luxembourg, Mexico, Netherlands, Netherlands Antilles, Peru, Portugal, Spain, Switzerland, United Kingdom, United States of America, Uruguay and Venezuela. In addition, BBVA has an active presence in Asia.

Below is a simplified organizational chart of BBVA’s most significant subsidiaries as of December 31, 2014.

Subsidiary	Country of Incorporation	Activity	BBVA Voting Power	BBVA Ownership	Total Assets (*)
			(in Percentages)		(In Millions of Euros)
BBVA BANCOMER, S.A. DE C.V.	Mexico	Bank	100.00	99.97	85,940
COMPASS BANK	United States	Bank	100.00	100.00	70,583
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	Venezuela	Bank	55.21	55.21	21,157
BBVA SEGUROS, S.A. DE SEGUROS Y REASEGUROS	Spain	Insurance	99.95	99.95	18,113
BANCO CONTINENTAL, S.A.	Peru	Bank	46.12	46.12	17,542
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	Chile	Bank	68.18	68.18	16,275
BBVA COLOMBIA, S.A.	Colombia	Bank	95.43	95.43	14,592
BBVA BANCO FRANCES, S.A.	Argentina	Bank	75.96	75.96	6,927
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	Portugal	Bank	52.20	47.80	5,203
PENSIONES BANCOMER, S.A. DE C.V.	Mexico	Insurance	100.00	100.00	4,583
SEGUROS BANCOMER, S.A. DE C.V.	Mexico	Insurance	100.00	99.97	4,119
BANCO DEPOSITARIO BBVA, S.A.	Spain	Bank	100.00	100.00	2,709
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	Uruguay	Bank	100.00	100.00	2,603
BBVA BANCO DE FINANCIACION S.A.	Spain	Bank	100.00	100.00	2,159
BBVA VIDA, S.A. DE SEGUROS Y REASEGUROS	Spain	Insurance	100.00	100.00	2,151

(*)	Figures under local financial statements

D.	Property, Plants and Equipment

We own and rent a substantial network of properties in Spain and abroad, including 3,112 branch offices in Spain and, principally through our various affiliates, 4,259 branch offices abroad as of December 31, 2014. As of December 31, 2014, approximately 84% of our branches in Spain and 54% of our branches abroad were rented from third parties pursuant to short-term leases that may be renewed by mutual agreement.

BBVA, through a real estate company of the Group, is constructing its new corporate headquarters at a development area in the north of Madrid (Spain). As of December 31, 2014, the accumulated investment for this project amounted to €797 million.

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

	Average Balance Sheet - Assets and Interest from Earning Assets
	Year Ended December 31, 2014			Year Ended December 31, 2013			Year Ended December 31, 2012
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Assets
Cash and balances with central banks	25,049	132	0.53%	26,463	262	0.99%	24,574	259	1.05%
Debt securities, equity instruments and derivatives	176,497	4,505	2.55%	166,013	4,385	2.64%	164,435	4,414	2.68%
Loans and receivables	352,911	18,041	5.11%	361,246	18,736	5.19%	372,458	19,939	5.35%
Loans and advances to credit institutions	24,727	238	0.96%	25,998	411	1.58%	25,122	442	1.76%
Loans and advances to customers	328,183	17,803	5.42%	335,248	18,325	5.47%	347,336	19,497	5.61%
In euros (2)	186,965	4,843	2.59%	204,124	5,835	2.86%	217,533	7,267	3.34%
In other currencies (3)	141,218	12,960	9.18%	131,125	12,489	9.52%	129,802	12,230	9.42%
Other financial income	—	—		—	—		—	—
Non-earning assets	45,951	159	0.35%	45,982	128	0.28%	46,613	203	0.44%

Total average assets	600,407	22,838	3.80%	599,705	23,512	3.92%	608,081	24,815	4.08%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Amounts reflected in euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Year Ended December 31, 2014			Year Ended December 31, 2013			Year Ended December 31, 2012
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euros, Except Percentages)
Liabilities
Deposits from central banks and credit institutions	81,860	1,292	1.58%	86,600	1,551	1.79%	104,231	2,089	2.00%
Customer deposits	307,482	4,555	1.48%	290,105	4,366	1.51%	271,828	4,531	1.67%
In euros (2)	160,930	1,945	1.21%	153,634	1,734	1.13%	146,996	1,828	1.24%
In other currencies (3)	146,552	2,610	1.72%	136,470	2,632	1.93%	124,832	2,703	2.16%
Debt certificates and subordinated liabilities	80,355	1,611	2.00%	94,130	2,812	2.99%	102,563	2,783	2.71%
Other financial costs	—	—	—	—	—	—	—	—	—
Non-interest-bearing liabilities	83,620	998	1.19%	82,257	883	1.07%	86,627	938	1.08%
Stockholders’ equity	47,091	—	—	46,614	—	—	42,832	—	—

Total average liabilities	600,407	8,456	1.41%	599,705	9,612	1.60%	608,081	10,341	1.70%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Amounts reflected in euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

Changes in Net Interest Income-Volume and Rate Analysis

The following tables allocate changes in our net interest income between changes in volume and changes in rate for 2014 compared to 2013, and 2013 compared to 2012. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period during which they are due. Loan fees were included in the computation of interest income.

	2014 / 2013
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (1) (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	(14)	(116)	(130)
Securities portfolio and derivatives	277	(157)	120
Loans and advances to credit institutions	(20)	(153)	(173)
Loans and advances to customers	(386)	(135)	(521)
In euros	(491)	(502)	(992)
In other currencies	961	(490)	471
Other assets	—	31	31

Total income			(674)

Interest expense
Deposits from central banks and credit institutions	(85)	(174)	(259)
Customer deposits	262	(73)	189
In euros	82	129	211
In other currencies	194	(216)	(22)
Debt certificates and subordinated liabilities	(411)	(789)	(1,201)
Other liabilities	15	100	115

Total expense			(1,156)

Net interest income			482

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.
(2)	Rates have been presented on a non-taxable equivalent basis.

	2013 / 2012
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (1) (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	20	(16)	4
Securities portfolio and derivatives	42	(71)	(29)
Loans and advances to credit institutions	15	(46)	(31)
Loans and advances to customers	(679)	(494)	(1,173)
In euros	(448)	(984)	(1,432)
In other currencies	125	135	259
Other assets	(3)	(72)	(75)

Total income			(1,303)

Interest expense
Deposits from central banks and credit institutions	(353)	(185)	(538)
Customer deposits	305	(469)	(164)
In euros	83	(176)	(94)
In other currencies	252	(323)	(71)
Debt certificates and subordinated liabilities	(229)	257	28
Other liabilities	(47)	(7)	(55)

Total expense			(729)

Net interest income			(575)

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.
(2)	Rates have been presented on a non-taxable equivalent basis.

Interest Earning Assets—Margin and Spread

The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the years indicated.

	December 31,
	2014	2013	2012
	(In Millions of Euro, except Percentages)
Average interest earning assets	554,457	553,722	561,468
Gross yield (1)	4.1%	4.2%	4.4%
Net yield (2)	3.8%	3.9%	4.1%
Net interest margin (3)	2.6%	2.5%	2.6%
Average effective rate paid on all interest-bearing liabilities	1.8%	2.0%	2.2%
Spread (4)	2.3%	2.2%	2.3%

(1)	Gross yield represents total interest income divided by average interest earning assets.
(2)	Net yield represents total interest income divided by total average assets.
(3)	Net interest margin represents net interest income as percentage of average interest earning assets.
(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS

Interest-Bearing Deposits in Other Banks

As of December 31, 2014, interbank deposits (excluding deposits with central banks) represented 4.0% of our assets. Of such interbank deposits, 18.8% were held outside of Spain and 81.24% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. Such deposits, however, are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of December 31, 2014, our securities were carried on our consolidated balance sheet at a carrying amount of €133,904 million, representing 21.2% of our assets. €43,012 million, or 32.1%, of our securities consisted of Spanish Treasury bonds and Treasury bills. The average yield during 2014 on investment securities that BBVA held was 3.3%, compared to an average yield of approximately 5.1% earned on loans and receivables during 2014. The market or appraised value of our total securities portfolio as of December 31, 2014, was €133,904 million. See Notes 10 and 12 to the Consolidated Financial Statements. For a discussion of our investments in affiliates, see Note 16 to the Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to the Consolidated Financial Statements.

The following tables analyze the carrying amount and fair value of debt securities as of December 31, 2014, December 31, 2013 and December 31, 2012, respectively. The trading portfolio is not included in the tables below because the amortized costs and fair values of these items are the same. See Note 10 to the Consolidated Financial Statements.

	As of December 31, 2014
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES -

AVAILABLE FOR SALE PORTFOLIO

Domestic -	40,337	42,802	2,542	(77)

Spanish Government and other government agencies debt securities	34,445	36,680	2,290	(55)
Other debt securities	5,892	6,122	252	(22)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	3,567	3,716	162	(13)
Issued by other institutions	2,325	2,406	90	(9)

International -	43,657	44,806	1,639	(490)

Mexico	12,662	13,060	493	(96)
Mexican Government and other government agencies debt securities	10,629	11,012	459	(76)
Other debt securities	2,034	2,048	34	(20)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	141	142	3	(3)
Issued by other institutions	1,892	1,906	31	(17)
The United States	10,289	10,307	102	(83)
U.S. Treasury and other U.S. government agencies debt securities	1,539	1,542	6	(3)
States and political subdivisions debt securities	2,672	2,689	22	(5)
Other debt securities	6,078	6,076	73	(76)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	24	24	—	—
Issued by other institutions	6,054	6,052	73	(76)
Other countries	20,705	21,439	1,044	(310)
Other foreign governments and other government agencies debt securities	10,355	10,966	715	(104)
Other debt securities	10,350	10,473	329	(206)
Issued by Central Banks	1,540	1,540	10	(9)
Issued by credit institutions	3,352	3,471	175	(55)
Issued by other institutions	5,459	5,461	143	(141)

TOTAL AVAILABLE FOR SALE PORTFOLIO	83,994	87,608	4,181	(566)

HELD TO MATURITY PORTFOLIO

Domestic -	—	—	—	—

International -	—	—	—	—

TOTAL HELD TO MATURITY PORTFOLIO	—	—	—	—

TOTAL DEBT SECURITIES	83,994	87,608	4,181	(566)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Consolidated Financial Statements.

	As of December 31, 2013
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES -

AVAILABLE FOR SALE PORTFOLIO

Domestic -	39,224	40,116	1,008	(115)

Spanish Government and other government agencies debt securities	30,688	31,379	781	(90)
Other debt securities	8,536	8,738	227	(25)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	5,907	6,027	124	(4)
Issued by other institutions	2,629	2,711	103	(21)

International -	31,323	31,690	956	(589)

Mexico	10,433	10,583	328	(178)
Mexican Government and other government agencies debt securities	9,028	9,150	281	(160)
Other debt securities	1,404	1,433	47	(19)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	84	93	11	(2)
Issued by other institutions	1,320	1,340	36	(16)
The United States	5,962	5,937	58	(82)
U.S. Treasury and other U.S. government agencies debt securities	171	170	3	(4)
States and political subdivisions debt securities	884	885	8	(7)
Other debt securities	4,907	4,881	46	(72)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	234	233	2	(2)
Issued by other institutions	4,674	4,648	44	(70)
Other countries	14,928	15,170	570	(329)
Other foreign governments and other government agencies debt securities	7,128	7,199	333	(261)
Other debt securities	7,801	7,971	237	(67)
Issued by Central Banks	1,209	1,208	9	(10)
Issued by credit institutions	4,042	4,166	175	(51)
Issued by other institutions	2,550	2,597	54	(6)

TOTAL AVAILABLE FOR SALE PORTFOLIO	70,547	71,806	1,964	(704)

HELD TO MATURITY PORTFOLIO

Domestic -	—	—	—	—

International -	—	—	—	—

TOTAL HELD TO MATURITY PORTFOLIO	—	—	—	—

TOTAL DEBT SECURITIES	70,547	71,806	1,964	(704)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Consolidated Financial Statements.

	As of December 31, 2012
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES -

AVAILABLE FOR SALE PORTFOLIO

Domestic -	34,955	34,366	388	(977)

Spanish Government and other government agencies debt securities	25,375	24,761	243	(857)
Other debt securities	9,580	9,605	145	(120)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	7,868	7,880	71	(59)
Issued by other institutions	1,712	1,725	74	(61)

International -	28,211	29,182	1,620	(649)

Mexico	8,230	9,191	962	(1)
Mexican Government and other government agencies debt securities	7,233	8,066	833	—
Other debt securities	997	1,125	129	(1)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	333	388	56	(1)
Issued by other institutions	664	737	73	—
The United States	6,927	7,028	189	(88)
U.S. Treasury and other U.S. government agencies debt securities	228	228	1	(1)
States and political subdivisions debt securities	485	496	20	(9)
Other debt securities	6,214	6,304	168	(78)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	150	154	11	(7)
Issued by other institutions	6,064	6,150	157	(71)
Other countries	13,054	12,963	469	(560)
Other foreign governments and other government agencies debt securities	5,557	5,395	212	(374)
Other debt securities	7,497	7,568	257	(186)
Issued by Central Banks	1,158	1,159	2	(1)
Issued by credit institutions	4,642	4,750	209	(101)
Issued by other institutions	1,697	1,659	46	(84)

TOTAL AVAILABLE FOR SALE PORTFOLIO	63,166	63,548	2,008	(1,626)

HELD TO MATURITY PORTFOLIO

Domestic -	7,278	6,849	4	(433)

Spanish Government and other government agencies debt securities	6,469	6,065	2	(406)
Other domestic debt securities	809	784	2	(27)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	250	249	2	(3)
Issued by other institutions	559	535	—	(24)

International -	2,884	3,011	127	—

Foreign government and other government agency debt securities	2,741	2,862	121	—
Other debt securities	143	149	6	—

TOTAL HELD TO MATURITY PORTFOLIO	10,162	9,860	131	(433)

TOTAL DEBT SECURITIES	73,328	73,408	2,139	(2,059)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Consolidated Financial Statements.

As of December 31, 2014 the carrying amount of the debt securities classified within the available for sale portfolio by rating categories defined by external rating agencies, were as follows:

	As of December 31, 2014
	Debt Securities Available for Sale
	Carrying Amount (In Millions of Euros)%
AAA	1,459	1.7%
AA+	7,620	8.7%
AA	329	0.4%
AA-	1,059	1.2%
A+	597	0.7%
A	2,223	2.5%
A-	13,606	15.5%
BBB+	9,980	11.4%
BBB	41,283	47.1%
BBB-	2,568	2.9%
BB+ or below	3,942	4.5%
Without rating	2,942	3.4%

TOTAL	87,608	100.0%

The following tables analyze the carrying amount and fair value of our ownership of equity securities as of December 31, 2014, 2013 and 2012, respectively. See Note 10 to the Consolidated Financial Statements.

	As of December 31, 2014
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic -	3,177	3,199	93	(71)
Equity listed	3,129	3,150	92	(71)
Equity unlisted	48	49	1	—
International -	2,842	4,069	1,263	(36)
United States -	540	558	18	—
Equity listed	54	56	2	—
Equity unlisted	486	502	16	—
Other countries -	2,302	3,511	1,245	(36)
Equity listed	2,172	3,372	1,233	(33)
Equity unlisted	130	139	12	(3)

TOTAL AVAILABLE FOR SALE PORTFOLIO	6,019	7,268	1,356	(107)

TOTAL EQUITY SECURITIES	6,019	7,268	1,356	(107)

TOTAL INVESTMENT SECURITIES	90,013	94,876	5,537	(673)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the year. Fair values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

	As of December 31, 2013
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic -	3,331	3,337	54	(47)
Equity listed	3,270	3,277	54	(46)
Equity unlisted	61	60	—	(1)
International -	2,584	2,629	55	(10)
United States -	471	471	—	—
Equity listed	16	16	—	—
Equity unlisted	455	455	—	—
Other countries -	2,113	2,158	55	(10)
Equity listed	2,014	2,051	46	(9)
Equity unlisted	99	107	9	(1)

TOTAL AVAILABLE FOR SALE PORTFOLIO	5,915	5,966	109	(57)

TOTAL EQUITY SECURITIES	5,915	5,966	109	(57)

TOTAL INVESTMENT SECURITIES	76,462	77,772	2,073	(761)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the year. Fair values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

	As of December 31, 2012
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic -	3,378	3,118	124	(384)
Equity listed	3,301	3,043	122	(380)
Equity unlisted	77	75	2	(4)
International -	862	834	16	(44)
United States -	506	503	1	(4)
Equity listed	32	29	1	(4)
Equity unlisted	474	474	—	—
Other countries -	356	331	15	(40)
Equity listed	262	230	8	(40)
Equity unlisted	94	101	7	—

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,240	3,952	140	(428)

TOTAL EQUITY SECURITIES	4,240	3,952	140	(428)

TOTAL INVESTMENT SECURITIES	77,568	77,360	2,279	(2,487)

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the year. Appraised values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

The following table analyzes the maturities of our debt investment and fixed income securities, excluding trading portfolio, by type and geographical area as of December 31, 2014.

	Maturity at One Year or Less		Maturity After One Year to Five Years		Maturity After Five Years to 10 Years		Maturity After 10 Years		Total
	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Amount
	(Millions of Euros, Except Percentages)
DEBT SECURITIES
AVAILABLE-FOR-SALE PORTFOLIO
Domestic
Spanish government and other government agencies debt securities	1,252	3.47	11,893	3.73	16,273	4.09	7,262	5.23	36,680
Other debt securities	1,688	3.39	3,231	3.70	798	3.48	404	4.73	6,122

Total Domestic	2,940	3.42	15,124	3.72	17,072	4.05	7,666	5.19	42,802

International
Mexico	1,300	4.33	4,501	5.59	3,198	5.36	4,061	3.98	13,060
Mexican Government and other government agencies debt securities	739	4.24	4,003	5.66	2,619	5.41	3,650	3.82	11,012
Other debt securities	561	4.45	498	5.07	578	5.13	411	4.63	2,048
United States	711	4.71	3,758	2.60	4,974	2.08	865	3.71	10,307
U.S. Treasury and other. government agencies debt securities	460	5.95	408	6.17	675	6.19	—	—	1,542
States and political subdivisions debt securities	65	0.67	1,115	2.14	1,422	1.05	86	2.00	2,689
Other debt securities	186	2.89	2,235	2.16	2,877	1.60	779	3.90	6,076
Other countries	3,529	8.95	9,689	4.13	5,293	5.67	2,928	5.32	21,439
Securities of foreign governments (2)	956	4.55	5,552	4.19	2,852	6.50	1,607	5.27	10,966
Other debt securities of other countries	2,573	10.32	4,137	4.04	2,441	4.70	1,322	5.38	10,473

Total International	5,539	7.12	17,948	4.19	13,464	4.27	7,855	4.42	44,806

TOTAL AVAILABLE-FOR-SALE	8,480	5.71	33,072	3.97	30,536	4.15	15,520	4.79	87,608

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	—	—	—	—	—	—	—	—	—
Other debt securities	—	—	—	—	—	—	—	—	—

Total Domestic	—	—	—	—	—	—	—	—	—

Total International	—	—	—	—	—	—	—	—	—

TOTAL HELD-TO-MATURITY	—	—	—	—	—	—	—	—	—

TOTAL DEBT SECURITIES	8,480	5.71	33,072	3.97	30,536	4.15	15,520	4.79	87,608

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Securities of other foreign Governments mainly include investments made by our subsidiaries in securities issued by the Governments of the countries where they operate.

Loans and Advances to Credit Institutions

As of December 31, 2014, our total loans and advances to credit institutions amounted to €26,975 million, or 4.3% of total assets. Net of our valuation adjustments, loans and advances to credit institutions amounted to €27,059 million as of December 31, 2014, or 4.3% of our total assets.

Loans and Advances to Customers

As of December 31, 2014, our total loans and advances amounted to €350,822 million, or 55.5% of total assets. Net of our valuation adjustments, loans and advances amounted to €338,657 million as of December 31, 2014, or 53.6% of our total assets. As of December 31, 2014 our loans in Spain amounted to €178,735 million. Our foreign loans amounted to €172,088 million as of December 31, 2014. For a discussion of certain mandatory ratios relating to our loan portfolio, see “—Business Overview—Supervision and Regulation—Liquidity Ratio” and “—Business Overview— Supervision and Regulation—Investment Ratio”.

Loans by Geographic Area

The following table analyzes, by domicile of the customer, our net loans and advances as of December 31, 2014, 2013 and 2012:

	As of December 31,
	2014	2013	2012
	(In Millions of Euros)
Domestic	178,735	187,400	205,216
Foreign
Western Europe	18,274	17,519	19,979
Latin America	102,678	92,223	90,587
United States	47,635	36,047	36,040
Other	3,501	3,569	3,151
Total foreign	172,088	149,358	149,757

Total loans and advances	350,822	336,758	354,973

Valuation adjustments	(12,166)	(13,151)	(12,810)

Total net lending	338,657	323,607	342,163

Loans by Type of Customer

The following table analyzes by domicile and type of customer our net loans and advances for each of the years indicated. The analyses by type of customer are based principally on the requirements of the regulatory authorities in each country.

	As of December 31,
	2014	2013	2012
	(in millions of euros)
Domestic
Government	23,421	22,166	25,407
Agriculture	1,210	1,275	1,402
Industrial	13,400	13,774	16,240
Real estate and construction	19,971	25,323	30,319
Commercial and financial	18,278	15,534	17,021
Loans to individuals (1)	85,606	90,364	94,991
Other	16,850	18,964	19,836

Total domestic	178,735	187,400	205,216

Foreign
Government	13,691	10,234	9,509
Agriculture	3,105	3,707	3,337
Industrial	23,995	14,905	14,491
Real estate and construction	12,929	15,163	16,904
Commercial and financial	25,319	31,635	34,891
Loans to individuals	71,871	59,527	56,254
Other	21,176	14,187	14,371

Total foreign	172,088	149,358	149,757

Total loans and advances	350,822	336,758	354,972

Valuation adjustments	(12,166)	(13,151)	(12,810)

Total net lending	338,657	323,607	342,162

(1)	Includes mortgage loans to households for the acquisition of housing.

The following table sets forth a breakdown, by currency, of our net loan portfolio for 2014, 2013 and 2012.

	As of December 31,
	2014	2013	2012
		(In Millions of Euros)
In euros	182,852	190,090	211,346
In other currencies	155,805	133,517	130,817

Total net lending	338,657	323,607	342,163

As of December 31, 2014, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €1,145 million, compared to €792 million as of December 31, 2013. Loans outstanding to the Spanish government and its agencies amounted to €23,421 million, or 6.7% of our total loans and advances as of December 31, 2014, compared to €22,166 million, or 6.6% of our total loans and advances as of December 31, 2013. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of December 31, 2014, excluding government-related loans, amounted to €19,478 million or approximately 5.6% of our total outstanding loans and advances. As of December 31, 2014 there did not exist any concentration of loans exceeding 10% of our total outstanding loans and advances, other than by category as disclosed in the chart above.

Maturity and Interest Sensitivity

The following table sets forth an analysis by maturity of our total loans and advances by domicile of the office that issued the loan and type of customer as of December 31, 2014. The determination of maturities is based on contract terms.

	Maturity
	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(in millions of euros)
Domestic:
Government	12,234	6,648	4,539	23,421
Agriculture	546	454	210	1,210
Industrial	10,663	1,923	813	13,400
Real estate and construction	13,465	3,275	3,231	19,971
Commercial and financial	10,795	3,337	4,145	18,278
Loans to individuals	12,810	16,772	56,023	85,606
Other	9,359	4,414	3,077	16,850

Total Domestic	69,873	36,824	72,038	178,735

Foreign:
Government	1,612	1,482	10,597	13,691
Agriculture	1,548	964	594	3,105
Industrial	10,519	8,748	4,728	23,995
Real estate and construction	2,920	7,068	2,940	12,929
Commercial and financial	14,142	8,885	2,292	25,319
Loans to individuals	4,679	17,813	49,379	71,871
Other	5,763	8,699	6,714	21,176

Total Foreign	41,184	53,659	77,244	172,088

Total Loans and Advances	111,057	90,483	149,283	350,822

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of December 31, 2014.

	Interest Sensitivity of Outstanding Loans and Advances Maturing in One Year or More
	Domestic	Foreign	Total
	(In Millions of Euros)
Fixed rate	12,266	52,724	64,990
Variable rate	96,596	78,179	174,775

Total loans and advances	108,862	130,903	239,765

Impairment Losses on Loans and Advances

For a discussion of loan loss reserves, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Impairment losses on financial assets” and Note 2.2.1 to the Consolidated Financial Statements.

The following table provides information, by domicile of customer, regarding our loan loss reserve and movements of loan charge-offs and recoveries for periods indicated.

	As of and for the year ended December 31,
	2014	2013	2012	2011	2010
	(In Millions of Euros, except Percentages)
Loan loss reserve at beginning of period:
Domestic	10,514	9,649	4,694	4,935	4,853
Foreign	4,481	4,510	4,445	4,539	3,952

Total loan loss reserve at beginning of period	14,995	14,159	9,139	9,473	8,805
Loans charged off:
Total domestic (1)	(2,628)	(1,965)	(2,283)	(1,977)	(1,774)
Total foreign (2)	(1,836)	(1,709)	(1,824)	(2,062)	(2,628)

Total loans charged off:	(4,464)	(3,673)	(4,107)	(4,039)	(4,402)
Provision for possible loan losses:
Domestic	2,308	3,417	5,867	2,229	2,038
Foreign	2,439	2,522	2,286	2,261	2,778

Total provision for possible loan losses	4,747	5,939	8,153	4,490	4,816
Acquisition and disposition of subsidiaries	—	(30)	2,066	32	—
Effect of foreign currency translation	(119)	(557)	40	(98)	344
Other	(880)	(842)	(1,132)	(720)	(90)

Loan loss reserve at end of period:
Domestic	9,835	10,514	9,649	4,694	4,935
Foreign	4,443	4,481	4,510	4,445	4,539

Total Loan loss reserve at end of period	14,277	14,995	14,159	9,139	9,473

Loan loss reserve as a percentage of total loans and receivables at end of period	3.83%	4.27%	3.81%	2.47%	2.60%
Net loan charge-offs as a percentage of total loans and receivables at end of period	1.20%	1.05%	1.11%	1.09%	1.21%

(1)	Domestic loans charged off in 2014 were mainly related to the real estate sector. Loans charged off in 2013 were also mainly related to the real estate sector.
(2)	Foreign loans charged off in 2014 include €1,806 million related to real estate loans and loans to individuals and others and €30 million related to commercial and financial loans. Loans charged off in 2013 include €1,592 million related to real estate loans and loans to individuals and others, €114 million related to commercial and financial loans and €3 million related to loans to governmental and non-governmental agencies.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

The loans charged off amounted to €4,464 million during the year ended December 31, 2014 compared to €3,673 million during the year ended December 31, 2013.

Our loan loss reserves as a percentage of total loans and advances decreased to 3.8% as of December 31, 2014 from 4.3% as of December 31, 2013.

Impaired Loans

As described in Note 2.2.1 to the Consolidated Financial Statements, loans are considered to be impaired loans when there are reasonable doubts that the loans will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of the loans.

Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest income on our impaired loans which was included in profit attributable to parent company in 2014, 2013, 2012, 2011 and 2010 was €231.2 million, €253.3 million, €228.1 million, €203.4 million and €203.5 million, respectively.

The following table provides information regarding our impaired loans, by domicile and type of customer, as of the dates indicated:

	As of December 31,
	2014	2013	2012	2011	2010
	(In Millions of Euros, Except %)
Impaired loans
Domestic	18,563	20,985	15,165	11,043	10,954
Public sector	172	158	145	130	111
Other resident sector	18,391	20,826	15,019	10,913	10,843
Foreign	4,167	4,493	4,836	4,409	4,518
Public sector	8	11	20	6	12
Other non-resident sector	4,159	4,482	4,816	4,403	4,506
Total impaired loans	22,730	25,478	20,001	15,452	15,472
Total loan loss reserve	(14,277)	(14,995)	(14,159)	(9,139)	(9,473)
Impaired loans net of reserves	8,453	10,483	5,842	6,313	5,999

Our total impaired loans amounted to €22,730 million as of December 31, 2014, a 10.8% decrease compared to €25,478 million as of December 31, 2013. This decrease is mainly attributable to the decrease in impaired loans in the “Other resident sector” as a result of lower additions to non-performing assets and higher recoveries in Spain.

As mentioned in Note 2.2.1 to the Consolidated Financial Statements, our loan loss reserve includes loss reserve for impaired assets and loss reserve for unimpaired assets but which present an inherent loss. As of December 31, 2014, the loan loss reserve amounted to €14,277 million, a 4.8% decrease compared to €14,995 million as of December 31, 2013. This decrease in our loan loss reserve is mainly due to the decreased impaired assets as a result of lower additions to non-performing assets and higher recoveries in Spain.

The following table provides information, by domicile and type of customer, regarding our impaired loans and the loan loss reserves to customers taken for each impaired loan category, as of December 31, 2014.

	Impaired Loans	Loan Loss Reserve	Impaired Loans as a Percentage of Loans by Category
	(In Millions of Euros)
Domestic:
Government	172	(34)	0.74%
Credit institutions	—	—	—
Other sectors	18,391	(9,796)	11.98%
Agriculture	136	(76)	11.22%
Industrial	1,500	(853)	11.20%
Real estate and construction	8,942	(5,579)	44.78%
Commercial and other financial	1,371	(726)	7.50%
Loans to individuals	4,982	(1,675)	5.82%
Other	1,459	(887)	9.66%

Total Domestic	18,563	(9,830)	10.25%

Foreign:
Government	8	(1)	0.08%
Credit institutions	27	(22)	0.12%
Other sectors	4,131	(1,823)	2.89%
Agriculture	114	(87)	3.25%
Industrial	310	(51)	2.13%
Real estate and construction	304	(176)	1.90%
Commercial and other financial	224	(123)	0.62%
Loans to individuals	2,156	(908)	3.80%
Other	1,023	(478)	6.29%

Total Foreign	4,167	(1,846)	2.36%

General reserve	—	(2,601)

Total impaired loans	22,730	(14,277)	6.10%

The table above includes €1,163 million of losses incurred but not reported under IAS 39 as of December 31, 2014 (€1,336 million as of December 31, 2013).

Troubled Debt Restructurings

As of December 31, 2014, “troubled debt restructurings”, as described in Note 7 to our Consolidated Financial Statements, totaling €10,898 million were not considered impaired loans. For additional information on our restructured or renegotiated loans, see Note 7 to our Consolidated Financial Statements.

Potential Problem Loans

The identification of “Potential problem loans” is based on the analysis of historical non-performing asset ratios trends, categorized by products/clients and geographical locations. This analysis is focused on the identification of portfolios with non-performing asset ratios higher than our average non-performing asset ratios. Once these portfolios are identified, we segregate such portfolios into groups with similar characteristics based on the activities to which they are related, geographical location, type of collateral, solvency of the client and loan to value ratio.

The non-performing asset ratios in our domestic real estate and construction portfolio was 44.8% as of December 31, 2014 (compared to 41.0% as of December 31, 2013), substantially higher than the average non-performing asset ratio for all of our domestic activities (10.3% as of December 31, 2014 and 10.9% as of December 31, 2013) and the average non-performing asset ratio for all of our consolidated activities (6.1% as of December 31, 2014 and 6.9% as of December 31, 2013). Within such portfolio, construction loans and property development loans (which exclude mainly infrastructure and civil construction) had a non-performing asset ratio of 49.7% as of such date (compared to 43.9% as of December 31, 2013). Given such non-performing asset ratio, we performed an analysis in order to define the level of loan provisions attributable to these loan portfolios (see Note 2.2.1 to our Consolidated Financial Statements). The table below sets forth additional information on our domestic real estate and construction portfolio “Potential problem loans” as of December 31, 2014:

	Book Value	Loan Loss Reserve	% of Loans in Each Category to Total Loans to Customers
	(In Millions of Euros, Except Percentages)
Domestic (1)
Impaired loans	7,418	4,225	2.0%
Special monitoring loans	981	347	0.3%
Of which:
Troubled debt restructurings	712	262	0.2%

(1)	Potential problem loans outside of Real Estate Activity in Spain as of December 31, 2014 were not significant.

Foreign Country Outstandings

The following table sets forth, as of the end of the years indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of December 31, 2014, December 31, 2013 and December 31, 2012. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico and United States.

	2014		2013		2012
	Amount	% of Total Assets	Amount	% of Total Assets	Amount	% of Total Assets
	(In Millions of Euros, Except Percentages)
United Kingdom	5,816	0.9%	5,727	1.0%	5,769	0.9%
Mexico	1,606	0.3%	1,432	0.2%	1,539	0.3%
Other OECD	6,162	1.0%	6,242	1.1%	6,217	1.0%

Total OECD	13,584	2.1%	13,401	2.3%	13,525	2.2%
Central and South America	2,850	0.4%	3,461	0.6%	2,167	0.3%
Other	4,773	0.7%	4,903	0.8%	3,366	0.5%

Total	21,207	3.3%	21,765	3.7%	19,058	3.1%

The following table sets forth the amounts of our cross-border outstandings as of December 31 of the years indicated below by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets.

	Governments	Banks and Other Financial Institutions	Commercial, Industrial and Other	Total
	(In Millions of Euros)
As of December 31, 2014
Mexico	125	17	1,464	1,606
United Kingdom	—	2,999	2,817	5,816

Total	125	3,016	4,282	7,422

As of December 31, 2013
Mexico	22	8	1,401	1,432
United Kingdom	—	3,703	2,024	5,727

Total	22	3,711	3,426	7,159

As of December 31, 2012
Mexico	3	47	1,490	1,539
United Kingdom	—	3,668	2,100	5,768

Total	3	3,715	3,590	7,307

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

The following table shows the minimum required reserves with respect to each category of country for BBVA’s level of coverage as of December 31, 2014.

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

Our exposure to borrowers in countries with difficulties (the last four categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €192 million, €271 million and €269 million as of December 31, 2014, 2013 and 2012, respectively. These figures do not reflect loan loss reserves of 16.7%, 14.3%, and 14.3% respectively, of the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of December 31, 2014 did not in the aggregate exceed 0.1% of our total assets.

The country-risk exposures described in the preceding paragraph as of December 31, 2014, 2013 and 2012 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of December 31, 2014, 2013 and 2012 amounted to $118 million, $125 million and $47 million, respectively (approximately €97 million, €91 million and €36 million, respectively, based on a euro/dollar exchange rate on December 31, 2014 of $1.00 = €0.82, on December 31, 2013 of $1.00 = €0.73, and on December 31, 2012 of $1.00 = €0.76).

LIABILITIES

Deposits

The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated, disregarding any valuation adjustments and accrued interest.

	As of December 31, 2014
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	143,181	17,568	10,213	170,962
Foreign
Western Europe	18,006	101	39,004	57,111
Mexico	46,657	8,596	3,063	58,316
South America	57,819	1,091	6,402	65,312
The United States	50,867	—	4,610	55,477
Other	1,607	824	1,725	4,156
Total Foreign	174,956	10,611	54,804	240,371

Total	318,137	28,178	65,017	411,332

	As of December 31, 2013
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	142,829	25,103	9,149	177,082
Foreign
Western Europe	19,244	36	26,826	46,106
Mexico	40,913	5,238	5,831	51,982
South America	56,218	127	3,750	60,094
United States	39,128	—	5,716	44,844
Other	1,272	190	982	2,444
Total Foreign	156,775	5,591	43,105	205,471

Total	299,604	30,694	52,254	382,552

	As of December 31, 2012
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	137,011	45,808	11,642	194,461
Foreign
Western Europe	13,203	350	18,661	32,214
Mexico	37,267	—	14,861	52,128
South America	54,749	32	4,308	59,089
United States	38,834	—	5,594	44,428
Other	624	—	380	1,002
Total Foreign	144,676	383	43,803	188,862

Total	281,687	46,190	55,445	383,323

For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 21 to the Consolidated Financial Statements.

As of December 31, 2014, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 (approximately €75,700 considering the noon buying rate as of December 31, 2014) or greater was as follows:

	As of December 31, 2014
	Domestic	Foreign	Total
	(In Millions of Euros)
3 months or under	7,620	19,653	27,273
Over 3 to 6 months	5,282	4,167	9,448
Over 6 to 12 months	11,588	9,458	21,046
Over 12 months	10,979	10,941	21,921
Total	35,469	44,218	79,687

Time deposits from Spanish and foreign financial institutions amounted to €26,731 million as of December 31, 2014, substantially all of which were in excess of $100,000 (approximately €75,700 considering the noon buying rate as of December 31, 2014).

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of December 31, 2014, 2013 and 2012, see Note 21 to the Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of December 31, 2014, 2013 and 2012.

	2014		2013		2012
	Amount	Average rate	Amount	Average rate	Amount	Average rate
	(In Millions of Euros, Except Percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills)
As of December 31	48,538	0.6%	43,602	1.0%	47,644	1.9%
Average during year	45,702	0.9%	42,978	1.2%	50,008	1.8%
Maximum quarter-end balance	48,538	—	51,698	—	55,947	—
Bank promissory notes
As of December 31	1,070	1.7%	1,252	1.3%	10,893	3.7%
Average during year	1,000	1.4%	6,699	3.0%	10,802	3.0%
Maximum quarter-end balance	1,107	—	8,791	—	13,590	—
Bonds and Subordinated debt
As of December 31	15,070	3.7%	15,185	5.8%	19,333	3.3%
Average during year	14,791	3.0%	16,693	2.9%	16,156	3.9%
Maximum quarter-end balance	15,503	—	19,037	—	19,332	—

Total short-term borrowings as of December 31	64,677	1.3%	60,038	3.7%	77,870	2.5%

Return on Equity

The following table sets out our return on equity ratios:

	As of or for the Year Ended December 31,
	2014	2013	2012
	(In Percentages)
Return on equity (1)	5.8%	4.7%	4.1%
Return on assets (2)	0.51%	0.47%	0.38%
Dividend pay-out ratio (3)	28.0	64.0	37.4
Equity to assets ratio (4)	7.8	7.8	6.8

(1)	Represents profit attributable to parent company for the year as a percentage of average stockholder’s funds for the year.
(2)	Represents profit attributable to parent company as a percentage of average total assets for the year.
(3)	Represents dividends declared by BBVA (including the cash remuneration paid under the “Dividend Option” scheme) as a percentage of profit attributable to parent company. This ratio does not take into account the non-cash remuneration paid by BBVA under the “Dividend Option” scheme (in the form of BBVA shares or ADSs). See “—Business Overview—Supervision and Regulation—Dividends—Scrip Dividend” and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends”.
(4)	Represents average total equity over average total assets.

F.	Competition

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

Furthermore, the EU Directive on Investment Services took effect on December 31, 1995. The EU Directive permits all brokerage houses authorized to operate in other member states of the EU to carry out investment services in Spain. Although the EU Directive is not specifically addressed to banks, it affects the activities of banks operating in Spain. Besides, several initiatives have been implemented recently in order to facilitate the creation of a Pan-European financial market. For example, SEPA (Single Euro Payments Area) which is a payment-integration initiative for simplification of bank transfers, direct debits and payment cards mainly within the EU and the MiFID project (Markets in Financial Instruments Directive), which aims to create a European framework for investment services. In addition, decisive steps are being taken towards achieving a banking union in Europe (as agreed at a Eurogroup meeting in June, 2012). The ECB started to work as a single supervisor in November 2014, supervising around 123 entities (including us) in the Eurozone. In addition, the foundations of a single resolution mechanism were set with the agreement on the regulation and contributions to the Single Resolution Fund and the appointment of a Single Resolution Board which is operational since January 1, 2015. Also a new instrument of bank direct recapitalization has been created within the European Stability Mechanism. The creation of a common deposit-guarantee scheme is not currently contemplated, although we believe it would be needed in the near future to complete the current banking union process. Following the recent financial turmoil, a number of banks have disappeared or have been absorbed by other banks. This trend will likely continue in the future, with a number of mergers and acquisitions between financial entities. In Spain, the recapitalization of several entities with public funds and their subsequent privatization, with the purpose of achieving a stronger banking sector, has intensified this process. In the U.S., the government has facilitated the purchase of troubled banks by other competitors, and European governments, including the Spanish government, have expressed their willingness to facilitate these types of operations.

In the United States, where we operate through BBVA Compass, the competitive landscape has also been significantly affected by the financial crisis. The U.S. banking industry has experienced significant impairment on its assets since 2009, which has resulted in continuing losses in select product categories and slow loan growth. U.S. commercial banks have in large part recovered from the crisis, although the mortgage delinquency rate remains significantly high at 6.98% in September 2014, according to the Federal Reserve. Commercial banks continue to make strides toward healthy balance sheets, with delinquency and charge-off rates falling throughout 2014. Consumer delinquencies of the system have actually fallen below pre-crisis levels. Commercial real estate asset quality has also fallen with the delinquency rate at 1.78% in September 2014 according to the Federal Reserve. Asset quality has come a long way since the crisis, and we expect the positive trends to continue on the back of rising economic confidence.

In Mexico, where we operate through BBVA Bancomer, the banking industry remained solvent throughout the financial crisis. The banking system has remained solid during 2014, although total bank lending growth has slowed from 10.2% in 2013 to 8.2% in 2014 due to slower growth in economic activity. However, the amount of sight and term banking deposits grew 10% in 2014 (7.2% in 2013).

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

Overview

The world economy grew by 3.3% in 2014, according to our estimates, with a slightly stronger second half of the year. A dynamic economic performance in the United States was offset by the weakness of the recovery in Japan and the Eurozone and the progressive deceleration of China and other emerging economies. The Company expects that the improvement in the global economy will continue in 2015 and 2016, but there will also likely be a significant differentiation between geographies given the asymmetric effects of the fall in commodity prices and the divergence of monetary policies in the developed markets, the two drivers that generally determine the prospects for the global economy. While global growth is expected, the improvement is expected to be slow in the developed markets, and the emerging markets are expected to be adversely affected by lower commodity prices and the change in China’s growth model.

At the same time, the risks are still skewed to the downside. Not only is there uncertainty as to whether the policies introduced will be as effective as expected (for example, in the case of Europe, the ECB’s asset purchase program and the so-called Juncker Plan to foster investment), but there are also uncertainties regarding the emerging markets’ capacity to implement effective counter-cyclical policies. There are also geopolitical risks, particularly if there is a negative trend in oil prices. In addition, in the Eurozone there is growing debate as to which is the most appropriate combination of supply-side reforms, pace of fiscal consolidation and ECB support to favor growth. Moreover, there is also debate regarding payments by Greece on its restructured public debt mainly in the hands of other member states. We believe the existence of these discrepancies shows the vulnerabilities of a monetary union with neither a political nor a fiscal union, neither of which seem likely to emerge in the short term. Although we expect a negotiated settlement that avoids a systemic crisis in the Eurozone, if the period of uncertainty is prolonged, it could weigh on the pace of recovery in Europe.

Momentum in the United States recovered over the course of 2014, and particularly in the second and third quarters, with quarter-on-quarter GDP growth slightly above 1%. The strength of domestic demand and the stabilization of residential construction are key to the U.S. growth model. With net job creation of around 200,000 each month and an unemployment rate at year-end 2014 of 5.6%, we believe wage increases will likely continue to support household consumption. The lower oil and fuel prices are also helping to free-up disposable income for spending on other consumer goods. As a result of the good performance in previous quarters, and in spite of a more moderate GDP growth in the fourth quarter, we estimate U.S. growth to have been approximately 2.4% in 2014 and expect GDP growth to be up to 2.9% in 2015, in both cases beating the mid-year targets. We believe the combination of stronger growth and lower inflation (the headline rate is expected to be below 2% until 2016) will accentuate the Federal Reserve’s dilemma in starting its monetary normalization process in a context in which the global appreciation of the U.S. dollar favors more moderate inflation.

Of the large economic areas, the Eurozone is the one which we believe is most likely to have to deal with a scenario of inflation that is too low for too long. In addition to declining consumer prices, growth expectations are moderate. We believe the Eurozone will grow by approximately 1.3% in 2015, supported by the fall in the price of oil, the accumulated depreciation of the euro in recent months and the relaxation of monetary conditions thanks to ECB actions. The less restrictive nature of fiscal policy in peripheral countries is also an element to take into account, as well as the so-called “Juncker Plan,” designed to favor investment, and which is expected to start yielding results in the second half of 2015.

Risks for 2015 include the potential impact of increased tensions in regions under Russia’s sphere of influence, both in commercial and, more importantly, financial terms, given the heavy exposure of European banks to those countries. Finally, another risk is that medium-term inflation expectations continue to fall, discouraging consumption, and leading to a negative feedback loop. To deal with the latter, the ECB has extended its asset purchase program to public debt and increased the monthly purchases to €60 billion. In addition, despite steps taken by the ECB, financial fragmentation in the Eurozone remains a threat.

Critical Accounting Policies

The Consolidated Financial Statements as of and for the years ended December 31, 2014, 2013 and 2012 were prepared by the Bank’s directors in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, and in compliance with IFRS-IASB, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2 to the Consolidated Financial Statements, so that they present fairly the Group’s total equity and financial position as of December 31, 2014, 2013 and 2012, and its results of operations and consolidated cash flows for the years ended December 31, 2014, 2013 and 2012. The Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group. See Note 2.2 to the Consolidated Financial Statements.

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

Although these estimates were made on the basis of the best information available as of December 31, 2014, 2013 and 2012, respectively, on the events analyzed, events that take place in the future might make it necessary to revise these estimates (upwards or downwards) in coming years.

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

For the purpose of determining the impairment of a CGU to which a part or all of goodwill has been allocated, the carrying amount of that CGU, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interest, shall be compared to its recoverable amount. The resulting difference shall be apportioned by reducing, firstly, the carrying amount of the goodwill allocated to that unit and, secondly, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This shall be done by allocating the remaining difference in proportion to the carrying amount of each of the assets in the CGU. In any case, impairment losses on goodwill can never be reversed.

See Notes 2.2.7 and 2.2.8 to the Consolidated Financial Statements, which contains a summary of our significant accounting policies related to goodwill.

The results from each of these tests on the dates mentioned were as follows:

As of December 31, 2014 and 2013, no indicators of impairment had been identified in any of the main CGUs. The Group’s most significant goodwill corresponded to the CGU in the United States. The calculation of the impairment loss used the cash flow projections estimated by the Group’s management, based on the latest budgets available for the next five years. As of December 31, 2014, the Group used a sustainable growth rate of 4.0% (the same rate was considered as of December 31, 2013 and 2012 ) to extrapolate the cash flows in perpetuity starting on the fifth year (2019), based on the real GDP growth rate of the United States and the income recurrence. The rate used to discount the cash flows is the cost of capital assigned to the CGU, 10.0% as of December 31, 2014 (10.8% and 11.2% as of December 31, 2013 and 2012, respectively), which consists of the free risk rate plus a risk premium. As of December 31, 2014 the recoverable amount of our main CGUs was substantially in excess of their carrying value and, as such, were not at risk of impairment.

As of December 31, 2014 if the discount rate had increased or decreased by 50 basis points, the recoverable amount would have decreased or increased by €842 million and €713 million respectively (€691 million and €801 million respectively as of December 31, 2013). If the growth rate had increased or decreased by 50 basis points, the recoverable amount would have increased or decreased by €1,192 million and €1,413 million respectively (€648 million and €560 million respectively as of December 31, 2013).

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

Impairment losses on financial assets collectively evaluated for impairment are calculated by using statistical procedures, and they are deemed equivalent to the portion of losses incurred on the date that the consolidated financial statements are prepared that has yet to be allocated to specific assets. The BBVA Group also estimates losses through statistical processes that apply historical data and other specific parameters that, although having been generated as of closing date for these consolidated financial statements, have arisen on an individual basis following the reporting date (“incurred but not reported losses”).

The incurred loss is calculated taking into account three key factors: exposure at default, probability of default and loss given default.

•	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

•	Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD is associated with the rating/scoring of each counterparty/transaction. In addition, the PD calculation includes the loss identification period (‘LIP’) parameter, which is the time lag period between the occurrence of a specific impairment or loss event and when objective evidence of impairment becomes apparent on an individual basis; in other words, the time lag period between the loss event and the date an entity identified its occurrence. The analysis of LIPs is performed on a homogenous portfolio basis.

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

For the years ended December 31, 2014, 2013 and 2012, there was no material difference in the amount of incurred losses on loans and advances calculated in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and IFRS-IASB.

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

Key judgments used in determining the allowance for loan losses include: (i) risk ratings for pools of commercial loans and advances; (ii) market and collateral values and discount rates for individually evaluated loans; (iii) product type classifications for consumer and commercial loans and advances; (iv) loss rates used for consumer and commercial loans and advances; (v) adjustments made to assess current events and conditions; (vi) considerations regarding domestic, global and individual countries economic uncertainty; and (vii) overall credit conditions.

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

We have 136 Business Continuity Plans in operation across 24 countries. A number of such plans have been activated during the past year as a result of the winter storm that affected Alabama (USA), hurricane ODILE – Category II in Mexico (La Paz and Los Cabos areas were impacted in Northeastern Mexico) or the earthquake which impacted in the north of Chile.

The European Union Critical Infrastructure Protection Directive was incorporated into Spanish law in 2011. We believe that BBVA is fully prepared to fulfill any possible obligations and requirements set forth therein.

The risks identified that may affect the confidentiality and integrity of our information are managed and mitigated within the programs established throughout the BBVA Group in our respective Information security master plans. Master Plans are developed in a continuous basis taking into account new technological risks faced by the Group, and establish both organizational and technical mechanisms to support new technological challenges with the necessary security measures.

In 2014, the BBVA Group did not have any security incidents which individually or in the aggregate can be considered material.

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

In 2014, management of fraud in the BBVA Group has focused on improving processes and tools to improve prevention and reduce fraud.

A.	Operating Results

Factors Affecting the Comparability of our Results of Operations and Financial Condition

Trends in Exchange Rates

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivars fuerte and New Peruvian soles. For example, if Latin American currencies and the U.S. dollar depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same or improved relative to the prior period. Accordingly, declining exchange rates may limit the ability of our results of operations, stated in euro, to fully describe the performance in local currency terms of our subsidiaries. By contrast, the appreciation of Latin American currencies and the U.S. dollar against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. We are also exposed to fluctuations of the Turkish lira as a result of our investment in Garanti.

The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Consolidated Financial Statements. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar and the Turkish lira against the euro, expressed in local currency per €1.00 for 2014, 2013 and 2012 and as of December 31, 2014, 2013 and 2012 according to the European Central Bank (“ECB”).

	Average Exchange Rates			Period-End Exchange Rates
	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	As of December 31, 2014	As of December 31, 2013	As of December 31, 2012
Mexican peso	17.6582	16.9627	16.9033	17.8680	18.0731	17.1845
U.S. dollar	1.3283	1.3281	1.2850	1.2141	1.3791	1.3194
Argentine peso	10.7680	7.2767	5.8434	10.3830	8.9890	6.4768
Chilean peso	756.4297	658.3278	625.0000	736.9197	722.5434	633.3122
Colombian peso	2,652.5199	2,481.3896	2,309.4688	2,906.9767	2,659.5745	2,331.0023
Peruvian new sol	3.7672	3.5903	3.3896	3.6144	3.8535	3.3678
Venezuelan bolivar (*)	14.7785	8.0453	5.5187	14.5692	8.6775	5.6616
Turkish lira	2.9064	2.5339	2.3139	2.8320	2.9605	2.3551

(*)	In 2014, the SICAD I exchange rate has been used, while the official exchange rate has been used in 2013 and 2012.

During 2014, all of the above currencies depreciated against the euro in average terms, except the U.S. dollar, which remained almost stable. However, there was a year-on-year appreciation of the Mexican peso, the U.S. dollar, the Peruvian new sol and the Turkish lira, while the Venezuelan bolivar and Argentine, Chilean and Colombian pesos depreciated against the euro as of December 31, 2014. The effect of changes in exchange rates was negative for the year-on-year comparison of the Group’s income statement and was positive for the Group’s balance sheet.

BBVA Group Results of Operations for 2014 Compared to 2013

The changes in the Group’s consolidated income statements for 2014 and 2013 were as follows:

	Year Ended December 31,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Interest and similar income	22,838	23,512	(2.9)
Interest expense and similar charges	(8,456)	(9,612)	(12.0)

Net interest income	14,382	13,900	3.5

Dividend income	531	235	126.0
Share of profit or loss of entities accounted for using the equity method	343	694	(50.6)
Fee and commission income	5,530	5,478	0.9
Fee and commission expenses	(1,356)	(1,228)	10.4
Net gains (losses) on financial assets and liabilities	1,435	1,608	(10.8)
Net exchange differences	699	903	(22.6)
Other operating income	4,581	4,995	(8.3)
Other operating expenses	(5,420)	(5,833)	(7.1)

Gross income	20,725	20,752	(0.1)

Administration costs	(9,414)	(9,701)	(3.0)
Personnel expenses	(5,410)	(5,588)	(3.2)
General and administrative expenses	(4,004)	(4,113)	(2.7)
Depreciation and amortization	(1,145)	(1,095)	4.6

Net margin before provisions	10,166	9,956	2.1

Provisions (net)	(1,142)	(609)	87.5
Impairment losses on financial assets (net)	(4,340)	(5,612)	(22.7)
Impairment losses on other assets (net)	(297)	(467)	(36.4)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	46	(1,915)	n.m. (1)
Negative goodwill	—	—	—
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(453)	(399)	13.5

Operating profit before tax	3,980	954	n.m. (1)

Income tax	(898)	16	n.m. (1)

Profit from continuing operations	3,082	970	217.7

Profit from discontinued operations (net)	—	1,866	(100.0)

Profit	3,082	2,836	8.7

Profit attributable to parent company	2,618	2,084	25.6
Profit attributable to non-controlling interests	464	753	(38.4)

(1)	Not meaningful.

The changes in our consolidated income statements for 2014 and 2013 were as follows:

Net interest income

The following table summarizes the principal components of net interest income for 2014 compared to 2013.

	Year Ended December 31,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Interest and similar income	22,838	23,512	(2.9)
Interest expense and similar charges	(8,456)	(9,612)	(12.0)

Net interest income	14,382	13,900	3.5

Net interest income for the year ended December 31, 2014 amounted to €14,382 million, a 3.5% increase compared with the €13,900 million recorded for the year ended December 31, 2013 mainly due to the strong activity in emerging markets partially offset by the impact of the average exchange rate depreciation of the main currencies against the euro, especially of the Venezuelan bolivar and the Argentine peso.

Dividend income

Dividend income for the year ended December 31, 2014 amounted to €531 million, a 126% increase compared with the €235 million recorded for the year ended December 31, 2013 mainly as a result of the collection of dividend payments from the Telefónica Group and CNCB, which was accounted for under the equity method until September 30, 2013 as outlined in Note 12 of the Consolidated Financial Statements.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method for the year ended December 31, 2014 amounted to €343 million, a 50.6% decrease compared with the €694 million recorded for the year ended December 31, 2013 mainly due to the reclassification of our interest in CNCB to “Available-for-sale financial assets” in October 2013 as a result of which CNCB ceased to be accounted for under this line item.

Fee and commission income

The breakdown of fee and commission income for 2014 and 2013 is as follows:

	Year Ended December 31,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Commitment fees	184	190	(3.2)
Contingent risks	297	316	(6.0)
Letters of credit	41	50	(18.0)
Bank and other guarantees	256	266	(3.8)
Arising from exchange of foreign currencies and banknotes	18	23	(21.7)
Collection and payment services income	3,119	3,095	0.8
Bills receivables	77	68	13.2
Current accounts	321	349	(8.0)
Credit and debit cards	2,061	1,989	3.6
Checks	219	237	(7.6)
Transfers and others payment orders	329	329	0.0
Other	112	123	(8.9)
Securities services income	1,178	1,142	3.2
Securities underwriting	83	74	12.2
Securities dealing	190	205	(7.3)
Custody securities	310	323	(4.0)
Investment and pension funds	465	413	12.6
Other asset management	130	127	2.4
Counseling on and management of one-off transactions	17	14	21.4
Financial and similar counseling services	75	45	66.7
Factoring transactions	34	37	(8.1)
Non-banking financial products sales	118	109	8.3
Other fees and commissions	490	507	(3.4)

Fee and commission income	5,530	5,478	0.9

Fee and commission income increased by 0.9% to €5,530 million for the year ended December 31, 2014 from €5,478 million for the year ended December 31, 2013 mainly as a result of increased activity in certain emerging countries, which was partially offset by the impact of the depreciation of the currencies of emerging countries.

Fee and commission expenses

The breakdown of fee and commission expenses for 2014 and 2013 is as follows:

	Year Ended December 31,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Brokerage fees on lending and deposit transactions	1	1	n.m. (1)
Fees and commissions assigned to third parties	1,020	894	14.1
Credit and debit cards	881	762	15.6
Transfers and others payment orders	63	49	28.6
Securities dealing	4	5	(20.0)
Other	72	78	(7.7)
Other fees and commissions	335	333	0.6

Fee and commission expenses	1,356	1,228	10.4

(1)	Not meaningful.

Fee and commission expenses increased by 10.4% to €1,356 million for the year ended December 31, 2014 from €1,228 million for the year ended December 31, 2013, primarily due to the increased fees and commissions from credit and debit cards, which more than offset the impact of average exchange rate depreciation of currencies in emerging markets.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities decreased by 10.8% to €1,435 million for the year ended December 31, 2014 from €1,608 million for the year ended December 31, 2013. Gains on available-for-sale financial assets increased by 33.8% to €1,400 million for the year end December 31, 2014 from €1,046 million for the year ended December 31, 2013, as in 2013 we incurred in higher losses on debt securities which offset our gains in such year.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for 2014 and 2013:

	Year Ended December 31,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Financial assets held for trading	11	540	(98.0)
Other financial assets designated at fair value through profit or loss	27	49	(44.9)
Other financial instruments not designated at fair value through profit or loss	1,397	1,019	37.1
Available-for-sale financial assets	1,400	1,046	33.8
Loans and receivables	31	126	(75.4)
Rest	(34)	(153)	(77.8)

Net gains (losses) on financial assets and liabilities	1,435	1,608	(10.8)

Net exchange differences decreased from €903 million for the year ended December 31, 2013 to €699 million for the year ended December 31, 2014, due primarily to the evolution of foreign currencies and the structural management of exchange rates.

Other operating income and expenses

Other operating income amounted to €4,581 million for the year ended December 31, 2014 a 8.3% decrease compared to €4,995 million for the year ended December 31, 2013, due to decreased income derived from non-financial services, primarily leaseback operations.

Other operating expenses for the year ended December 31, 2014, amounted to €5,420 million, a 7.1% decrease compared to the €5,833 million recorded for the year ended December 31, 2013 due primarily to lower contributions to deposit guarantee funds in the countries in which the BBVA Group operates.

Administration costs

Administration costs for the year ended December 31, 2014 amounted to €9,414 million, a 3.0% decrease compared with the €9,701 million recorded for the year ended December 31, 2013 mainly due to the effect of exchange rates and the policy of cost optimization in developed countries.

The table below provides a breakdown of personnel expenses for 2014 and 2013.

	Year Ended December 31,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Wages and salaries	4,108	4,232	(2.9)
Social security costs	683	693	(1.4)
Transfers to internal pension provisions	58	70	(17.1)
Contributions to external pension funds	63	80	(21.3)
Other personnel expenses	498	513	(2.9)

Personnel expenses	5,410	5,588	(3.2)

Wages and salaries expenses decreased 2.9% from €4,232 million in 2013 to €4,108 million in 2014.

The table below provides a breakdown of general and administrative expenses for 2014 and 2013:

	Year Ended December 31,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Technology and systems	585	714	(18.1)
Communications	271	294	(7.8)
Advertising	213	336	(36.6)
Property, fixtures and materials	911	920	(1.0)
Of which:
Rent expenses	461	470	(1.9)
Taxes other than income tax	418	421	(0.7)
Other expenses	1,606	1,428	12.5

General and administrative expenses	4,004	4,113	(2.7)

Technology and systems expenses decreased from €714 million in 2013 to €585 million in 2014 due to less expenses related to software renting. Other expenses increased from €1,428 million in 2013 to €1,606 million in 2014, mainly due to the increase of outsourced services in Spain.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2014 was €1,145 million, a 4.6% increase compared with the €1,095 million recorded for the year ended December 31, 2013 mainly due to the amortization of software and hardware.

Provisions (net)

Provisions (net) for the year ended December 31, 2014 was €1,142 million, a 87.5% increase compared with the €609 million recorded for the year ended December 31, 2013 as a result of the costs related to early retirements and contributions to pension funds.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) for the year ended December 31, 2014 was a loss of €4,340 million, a 22.7% decrease compared with the €5,612 million loss recorded for the year ended December 31, 2013 mainly due to the decreased impaired assets as a result of lower additions to non-performing assets in Spain. The Group’s non-performing asset ratio was 5.8% as of December 31, 2014, compared to 6.9% as of December 31, 2013.

Impairment losses on other assets (net)

Impairment losses on other assets (net) for the year ended December 31, 2014 amounted to €297 million, a 36.4% decrease compared to the €467 million recorded for the year ended December 31, 2013, due to lower impairments losses on real estate investments and inventories.

Gains (losses) on derecognized assets not classified as non-current assets held for sale

Gains (losses) on derecognized assets not classified as non-current assets held for sale for the year ended December 31, 2014 amounted to a gain of €46 million, compared to a loss of €1,915 million recognized for the year ended December 31, 2013, when we recorded losses related to the sale of a stake in CNCB amounting to approximately €2,600 million.

Negative goodwill

There was no negative goodwill for the year ended December 31, 2014, nor for the year ended December 31, 2013.

Gains (losses) in non-current assets held for sale not classified as discontinued operations

Gains (losses) in non-current assets held for sale not classified as discontinued operations for the year ended December 31, 2014, amounted to a loss of €453 million, a 13.5% increase compared to a loss of €399 million for the year ended December 31, 2013. The losses in 2014 and 2013 relate mainly to the high provisions made in connection with foreclosed real estate assets in Spain, which in 2013 were partially offset by the gains related to the sale of BBVA Panama in 2013.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the year ended December 31, 2014 was €3,980 million, a 317.2% increase from the €954 million recorded for the year ended December 31, 2013.

Income tax

Income tax for the year ended December 31, 2014 was an expense of €898 million, compared with a credit of €16 million recorded for the year ended December 31, 2013, as a result of higher profit and a lower proportion of income with low or zero tax rates (primarily dividends and equity-accounted earnings).

Profit from continuing operations

As a result of the foregoing, profit from continuing operations for the year ended December 31, 2014 was €3,082 million, a 217.7% increase from the €970 million recorded for the year ended December 31, 2013.

Profit from discontinued operations (net)

There was no profit from discontinued operations for the year ended December 31, 2014, compared to the €1,866 million registered for the year ended December 31, 2013, due to the divestment in 2013 of the pension business in Latin America. See “Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2013” for additional information.

Profit

As a result of the foregoing, profit for the year ended December 31, 2014 was €3,082 million, an 8.7% increase from the €2,836 million recorded for the year ended December 31, 2013.

Profit attributable to parent company

Profit attributable to parent company for the year ended December 31, 2014 was €2,618 million, a 25.6% increase from the €2,084 million recorded for the year ended December 31, 2013.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests for the year ended December 31, 2014 was €464 million, a 38.4% decrease compared with the €753 million registered for the year ended December 31, 2013, principally due to the weaker performance of our Venezuelan and Peruvian operations (mainly attributable to the effect of exchange rates) where there are minority shareholders.

BBVA Group Results of Operations for 2013 Compared to 2012

The changes in the Group’s consolidated income statements for 2013 and 2012 were as follows:

	Year Ended December 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Interest and similar income	23,512	24,815	(5.3)
Interest expense and similar charges	(9,612)	(10,341)	(7.0)

Net interest income	13,900	14,474	(4.0)

Dividend income	235	390	(39.7)
Share of profit or loss of entities accounted for using the equity method	694	1,039	(33.2)
Fee and commission income	5,478	5,290	3.6
Fee and commission expenses	(1,228)	(1,134)	8.3
Net gains (losses) on financial assets and liabilities	1,608	1,636	(1.7)
Net exchange differences	903	69	n.m. (1)
Other operating income	4,995	4,765	4.8
Other operating expenses	(5,833)	(4,705)	24.0

Gross income	20,752	21,824	(4.9)

Administration costs	(9,701)	(9,396)	3.2
Personnel expenses	(5,588)	(5,467)	2.2
General and administrative expenses	(4,113)	(3,929)	4.7
Depreciation and amortization	(1,095)	(978)	12.0

Net margin before provisions	9,956	11,450	(13.0)

Provisions (net)	(609)	(641)	(5.0)
Impairment losses on financial assets (net)	(5,612)	(7,859)	(28.6)
Impairment losses on other assets (net)	(467)	(1,123)	(58.4)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	(1,915)	3	n.m. (1)
Negative goodwill	—	376	(100.0)
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(399)	(624)	(36.1)

Operating profit before tax	954	1,582	(39.7)

Income tax	16	352	(95.5)

Profit from continuing operations	970	1,934	(49.8)

Profit from discontinued operations (net)	1,866	393	n.m. (1)

Profit	2,836	2,327	21.9

Profit attributable to parent company	2,084	1,676	24.3
Profit attributable to non-controlling interests	753	651	15.7

(1)	Not meaningful.

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

Net interest income for the year ended December 31, 2013 amounted to €13,900 million, a 4.0% decrease compared with the €14,474 million recorded for the year ended December 31, 2012 mainly due to the decrease in the yield on loans, as a result of the difficult economic conditions in Spain, characterized by a low lending activity and pressure on margins (which was higher than the decline in the cost of deposits) and the impact of the elimination of mortgage floor clauses (clauses limiting the interest rate floors in mortgage loans granted to consumers which, with declining interest rates, resulted in rates above market interest rates).

Dividend income

Dividend income for the year ended December 31, 2013 amounted to €235 million, a 39.7% decrease compared with the €390 million recorded for the year ended December 31, 2012 mainly due to the year-on-year decrease in the dividends received from Telefónica, S.A., which decreased from €0.53 per share in 2012 to €0.35 per share in 2013.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method for the year ended December 31, 2013 amounted to €694 million, a 33.2% decrease compared with the €1,039 million recorded for the year ended December 31, 2012 mainly due to the decreased profits of CIFH and CNCB (during the nine months in which we accounted for our participation in CNCB under the equity method), and Garanti.

Fee and commission income

The breakdown of fee and commission income for 2013 and 2012 is as follows:

	Year Ended December 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Commitment fees	190	186	2.2
Contingent risks	316	334	(5.4)
Letters of credit	50	56	(10.7)
Bank and other guarantees	266	278	(4.3)
Arising from exchange of foreign currencies and banknotes	23	24	(4.2)
Collection and payment services income	3,095	2,881	7.4
Bills receivables	68	77	(11.7)
Current accounts	349	381	(8.4)
Credit and debit cards	1,989	1,756	13.3
Checks	237	222	6.8
Transfers and others payment orders	329	313	5.1
Other	123	132	(6.8)
Securities services income	1,142	1,120	2.0
Securities underwriting	74	100	(26.0)
Securities dealing	205	194	5.7
Custody securities	323	328	(1.5)
Investment and pension funds	413	375	10.1
Other asset management	127	123	3.3
Counseling on and management of one-off transactions	14	7	100.0
Financial and similar counseling services	45	41	9.8
Factoring transactions	37	38	(2.6)
Non-banking financial products sales	109	97	12.4
Other fees and commissions	507	562	(9.8)

Fee and commission income	5,478	5,290	3.6

Fee and commission income increased by 3.6% to €5,478 million for the year ended December 31, 2013 from €5,290 million for the year ended December 31, 2012 due principally to the increased activity in credit and debit cards in Mexico and South America, where the impact of the hyperinflation in Venezuela was significant.

Fee and commission expenses

The breakdown of fee and commission expenses for 2013 and 2012 is as follows:

	Year Ended December 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Brokerage fees on lending and deposit transactions	1	3	(66.7)
Fees and commissions assigned to third parties	894	817	9.4
Credit and debit cards	762	685	11.2
Transfers and others payment orders	49	42	16.7
Securities dealing	5	11	(54.5)
Other	78	79	(1.3)
Other fees and commissions	333	314	6.1

Fee and commission expenses	1,228	1,134	8.3

Fee and commission expenses increased by 8.3% to €1,228 million for the year ended December 31, 2013 from €1,134 million for the year ended December 31, 2012, primarily due to the greater business activity in credit and debit cards in South America, mainly as a result of the hyperinflation in Venezuela.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities decreased by 1.7% to €1,608 million for the year ended December 31, 2013 from €1,636 million for the year ended December 31, 2012.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Financial assets held for trading	540	653	(17.3)
Other financial assets designated at fair value through profit or loss	49	69	(29.0)
Other financial instruments not designated at fair value through profit or loss	1,019	914	11.5
Available-for-sale financial assets	1,046	801	30.6
Loans and receivables	126	51	147.1
Rest	(153)	62	n.m.

Net gains (losses) on financial assets and liabilities	1,608	1,636	(1.7)

(1)	Not meaningful.

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

Other operating expenses for the year ended December 31, 2013, amounted to €5,833 million, a 24.0 % increase compared to the €4,705 million recorded for the year ended December 31, 2012 due primarily to increased provisions related to insurance and reinsurance contracts, expenses related to inflation and higher contributions to deposit guarantee funds in the countries in which we operate.

Administration costs

Administration costs for the year ended December 31, 2013 amounted to €9,701 million, a 3.2% increase compared with the €9,396 million recorded for the year ended December 31, 2012 mainly due to the investments made to implement our expansion and technological transformation plans in Mexico and South America as well as the incorporation of Unnim at the end of July 2012.

The table below provides a breakdown of personnel expenses for 2013 and 2012.

	Year Ended December 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Wages and salaries	4,232	4,192	1.0
Social security costs	693	657	5.5
Transfers to internal pension provisions	70	54	29.6
Contributions to external pension funds	80	84	(4.8)
Other personnel expenses	513	480	6.9

Personnel expenses	5,588	5,467	2.2

Wages and salaries expenses increased 1% from €4,192 million in 2012 to €4,232 million in 2013.

The table below provides a breakdown of general and administrative expenses for 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Technology and systems	714	735	(2.9)
Communications	294	311	(5.5)
Advertising	336	359	(6.4)
Property, fixtures and materials	920	873	5.4
Of which:
Rent expenses	470	490	(4.1)
Taxes other than income tax	421	417	1.0
Other expenses	1,428	1,234	15.7

General and administrative expenses	4,113	3,929	4.7

Technology and systems expenses decreased from €735 million in 2012 to €714 million in 2013. Other expenses increased from €1,234 million in 2012 to €1,428 million in 2013 mainly due to the increase of outsourced services in Mexico.

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

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) for the year ended December 31, 2013 was a loss of €5,612 million, a 28.6% decrease compared with the €7,859 million loss recorded for the year ended December 31, 2012 mainly due to the fact that during 2013 there were lower write-downs to address the deterioration of the loans related to real estate in Spain (although there was an increase in impairment losses on non-real estate loans in Spain). The Group’s non-performing asset ratio was 6.9% as of December 31, 2013, compared to 5.1% as of December 31, 2012.

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

Operating profit before tax

As a result of the foregoing, operating profit before tax for the year ended December 31, 2013 was €954 million, a 39.7% decrease from the €1,582 million recorded for the year ended December 31, 2012.

Income tax

Income tax for the year ended December 31, 2013 was a benefit of €16 million, compared to a benefit of €352 million recorded for the year ended December 31, 2012. The low tax rate is mainly due to the high proportion of revenues with low or zero tax rates (primarily dividends and equity accounted earnings), the high proportion of results coming from Latin America, which carry a lower effective tax rate, and the high provisions made with respect to real estate assets.

For more information about factors affecting effective tax rates, see Note 21.3 to our Consolidated Financial Statements.

Profit from continuing operations

As a result of the foregoing, profit from continuing operations for the year ended December 31, 2013 was €970 million, a 49.8% decrease from the €1,934 million recorded for the year ended December 31, 2012.

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

Profit

As a result of the foregoing, profit for the year ended December 31, 2013 was €2,836 million, a 21.9% increase from the €2,327 million recorded for the year ended December 31, 2012.

Profit attributable to parent company

Profit attributable to parent company for the year ended December 31, 2013 was €2,084 million, a 24.3% increase from the €1,676 million recorded for the year ended December 31, 2012.

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

The information contained in this section is presented under management criteria.

The tables set forth below reconcile the income statement of our operating segments presented in this section to the consolidated income statement of the Group. The “Adjustments” column reflects the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria, which are the following:

•	The treatment of Garanti: Under management criteria, 25.01% of the assets liabilities and income statement of Garanti are included in every line of the balance sheet and income statement, respectively, while for purposes of the Group financial statements the participation in Garanti is accounted under “Share of profit or loss of entities accounted for using the equity method”.

•	The creation of a line in the income statement called “Profit from corporate operations” which is in place of “Profit from discontinued operations” that includes the following:

•	With respect to 2013;

–	The gains from the transaction entered into by BBVA Seguros and SCOR Global Life Reinsurance Ireland plc. (“SCOR”), pursuant to which SCOR assumed a quota share of 90% of the majority of BBVA Seguros’ single premium and regular premium business in Spain in the Spain operating segment. The gross impact is €630 million, and

–	The earnings from the sale of the pension businesses in Mexico, Colombia, Peru and Chile and also the earnings of these businesses until their sale (€1,866 million net); the capital gain from the sale of BBVA Panama (€230 million gross); and the reduction of the stake in CNCB (which led to the repricing at market value of BBVA’s stake in CNCB, as well as the impact of the equity-adjusted earnings from CNCB, excluding dividends (negative €2,374 million gross), in the Corporate Center.

•	With respect to 2012

–	The badwill generated by the Unnim acquisition (€376 million net), the capital gain from the sale of BBVA Puerto Rico ( negative €15 million gross), the earnings from the pension business in Latin America (€392 million net), and the equity-adjusted earnings from CNCB, excluding dividends (€550 million gross), in the Corporate Center.

	For the Year Ended December 31, 2014
	Banking Activity in Spain	Real Estate Activity in Spain	Eurasia	Mexico	United States	South America	Corporate center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	3,830	(38)	924	4,910	1,443	4,699	(651)	15,116	(734)	14,382

Net fees and commissions	1,454	4	378	1,166	553	901	(92)	4,365	(191)	4,174
Net gains (losses) on financial assets and liabilities and net exchange differences	1,149	72	151	195	145	482	(60)	2,135	(1)	2,134
Other operating income and expenses (net) (*)	189	(170)	227	250	(4)	(890)	139	(260)	295	35

Gross income	6,622	(132)	1,680	6,522	2,137	5,191	(664)	21,357	(632)	20,725

Administration costs	(2,740)	(136)	(691)	(2,219)	(1,318)	(2,137)	(530)	(9,771)	357	(9,414)
Depreciation and amortization	(105)	(23)	(47)	(187)	(179)	(179)	(459)	(1,180)	35	(1,145)

Net margin before provisions	3,777	(291)	942	4,115	640	2,875	(1,653)	10,406	(240)	10,166

Impairment losses on financial assets (net)	(1,690)	(305)	(203)	(1,517)	(68)	(706)	3	(4,486)	146	(4,340)
Provisions (net) and other gains (losses)	(623)	(629)	(27)	(79)	(10)	(219)	(270)	(1,857)	11	(1,846)

Operating profit/ (loss) before tax	1,463	(1,225)	713	2,519	561	1,951	(1,920)	4,063	(83)	3,980

Income tax	(432)	351	(147)	(604)	(133)	(490)	472	(981)	83	(898)

Profit from continuing operations	1,032	(873)	565	1,916	428	1,461	(1,447)	3,082	—	3,082

Profit from discontinued operations /Profit from corporate operations (net) (**)	—	—	—	—	—	—	—	—	—	—

Profit before non-controlling interests	1,032	(873)	565	1,916	428	1,461	(1,447)	3,082	—	3,082

Profit attributable to non-controlling interests	(4)	(3)	—	(1)	—	(460)	3	(464)	—	(464)

Profit attributable to parent company	1,028	(876)	565	1,915	428	1,001	(1,444)	2,618	—	2,618

(*)	Includes share of profit or loss of entities accounted for using the equity method.
(**)	For Group income this line represents “Profit from discontinued operations” and for operating segments it represents “Profit from corporate operations”.

	For the Year Ended December 31, 2013
	Banking Activity in Spain	Real Estate Activity in Spain	Eurasia	Mexico	United States	South America	Corporate center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	3,838	(3)	909	4,478	1,402	4,660	(671)	14,613	(713)	13,900

Net fees and commissions	1,376	9	390	1,183	507	970	(3)	4,431	(181)	4,250
Net gains (losses) on financial assets and liabilities and net exchange differences	807	67	195	208	139	763	347	2,527	(16)	2,511
Other operating income and expenses (net) (*)	82	(111)	224	325	(1)	(810)	(89)	(381)	472	91

Gross income	6,103	(38)	1,717	6,194	2,047	5,583	(416)	21,190	(438)	20,752

Administration costs	(2,903)	(127)	(685)	(2,166)	(1,250)	(2,204)	(733)	(10,068)	367	(9,701)
Depreciation and amortization	(111)	(23)	(51)	(163)	(179)	(171)	(435)	(1,133)	38	(1,095)

Net margin before provisions	3,088	(188)	981	3,865	618	3,208	(1,584)	9,989	(33)	9,956

Impairment losses on financial assets (net)	(2,577)	(643)	(330)	(1,443)	(74)	(698)	(11)	(5,776)	164	(5,612)
Provisions (net) and other gains (losses)	(282)	(1,008)	(65)	(64)	(10)	(156)	(85)	(1,670)	(1,720)	(3,390)

Operating profit/ (loss) before tax	230	(1,838)	586	2,358	534	2,354	(1,680)	2,544	(1,590)	954

Income tax	(62)	595	(137)	(555)	(145)	(523)	296	(531)	547	16

Profit from continuing operations	168	(1,243)	449	1,802	390	1,831	(1,384)	2,013	(1,043)	970

Profit from discontinued/corporate operations (net) (**)	440	—	—	—	—	—	383	823	1,043	1,866

Profit before non-controlling interests	608	(1,243)	449	1,802	390	1,831	(1,001)	2,837	—	2,836

Profit attributable to non-controlling interests	(20)	(9)	—	(1)	—	(607)	(116)	(753)	—	(753)

Profit attributable to parent company	589	(1,252)	449	1,802	390	1,224	(1,117)	2,084	—	2,084

(*)	Includes share of profit or loss of entities accounted for using the equity method.
(**)	For Group income this line represents “Profit from discontinued operations” and for operating segments it represents “Profit from corporate operations”.

	For the Year Ended December 31, 2012
	Banking Activity in Spain	Real Estate Activity in Spain	Eurasia	Mexico	United States	South America	Corporate center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	4,729	(21)	851	4,174	1,550	4,236	(397)	15,122	(648)	14,474

Net fees and commissions	1,363	19	451	1,072	531	911	7	4,353	(197)	4,156
Net gains (losses) on financial assets and liabilities and net exchange differences	254	(29)	131	219	153	442	597	1,767	(62)	1,705
Other operating income and expenses (net) (*)	313	(48)	232	286	(36)	(281)	184	650	839	1,489

Gross income	6,659	(79)	1,665	5,751	2,198	5,308	391	21,892	(68)	21,824

Administration costs	(2,785)	(106)	(724)	(2,027)	(1,292)	(2,113)	(722)	(9,768)	372	(9,396)
Depreciation and amortization	(99)	(24)	(54)	(133)	(185)	(172)	(351)	(1,018)	40	(978)

Net margin before provisions	3,776	(209)	886	3,590	722	3,023	(681)	11,106	344	11,450

Impairment losses on financial assets (net)	(1,853)	(3,799)	(328)	(1,326)	(66)	(589)	(20)	(7,980)	121	(7,859)
Provisions (net) and other gains (losses)	(272)	(1,696)	(49)	(41)	(36)	(201)	(82)	(2,377)	368	(2,009)

Operating profit/ (loss) before tax	1,651	(5,705)	508	2,223	620	2,234	(783)	749	833	1,582

Income tax	(462)	1,634	(105)	(536)	(175)	(484)	403	276	76	352

Profit from continuing operations	1,189	(4,071)	404	1,687	445	1,750	(380)	1,024	910	1,934

Profit from discontinued/corporate operations (net) (**)	—	—	—	—	—	—	1,303	1,303	(910)	393

Profit before non-controlling interests	1,189	(4,071)	404	1,687	445	1,750	923	2,327	—	2,327

Profit attributable to non-controlling interests	(3)	3	—	(1)	—	(578)	(72)	(651)	—	(651)

Profit attributable to parent company	1,186	(4,068)	404	1,687	445	1,172	850	1,676	—	1,676

(*)	Includes share of profit or loss of entities accounted for using the equity method.
(**)	For Group income this line represents “Profit from discontinued operations” and for operating segments it represents “Profit from corporate operations”.

Results of Operations by Operating Segment for 2014 Compared to 2013

BANKING ACTIVITY IN SPAIN

	Year Ended December 31,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Net interest income	3,830	3,838	(0.2)

Net fees and commissions	1,454	1,376	5.7
Net gains (losses) on financial assets and liabilities and net exchange differences	1,149	807	42.4
Other operating income and expenses (net)	189	82	129.6

Gross income	6,622	6,103	8.5

Administration costs	(2,740)	(2,903)	(5.6)
Depreciation and amortization	(105)	(111)	(5.3)

Net margin before provisions	3,777	3,088	22.3

Impairment losses on financial assets (net)	(1,690)	(2,577)	(34.4)
Provisions (net) and other gains (losses)	(623)	(282)	121.3

Operating profit/(loss) before tax	1,463	230	n.m. (1)

Income tax	(432)	(62)	n.m. (1)

Profit from continuing operations	1,032	168	n.m. (1)

Profit from corporate operations (net)	—	440	(100.0)

Profit	1,032	608	69.7

Profit attributable to non-controlling interests	(4)	(20)	(81.8)

Profit attributable to parent company	1,028	589	74.7

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for 2014 was €3,830 million, a 0.2% decrease compared to the €3,838 million recorded for 2013, mainly as a result of the elimination of mortgage floor clauses (clauses limiting the interest rate in mortgage loans granted to consumers) that offset the positive effect of reduced cost of liabilities and the improvement of customer spreads in an environment of low rates.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €1,454 million for 2014, a 5.7% increase from the €1,376 million recorded for 2013, primarily due to the greater contribution from fees and commissions from mutual funds and, to a lesser extent, from placement of securities.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2014 was a gain of €1,149 million compared with the €807 million gain recorded for 2013, as a result of gains on the sale of available-for-sale securities including sovereign bonds managed by ALCO, which were positively affected by the improved market perception on sovereign debt as a result of the lower sovereign risk premiums paid in recent issuances.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2014 was a gain of €189 million, compared with the €82 million gain recorded for 2013, mainly due to the positive performance of the insurance activity and a lower contribution to the Deposit Guarantee Fund.

Administration costs

Administration costs of this operating segment for 2014 were €2,740 million, a 5.6% decrease from the €2,903 million recorded for 2013, primarily due to the transformation and digitalization process launched by the BBVA Group involving, among other matters, cost containment measures, branch closures and staff resizing.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2014 was €1,690 million, a 34.4% decrease from the €2,577 million recorded for 2013 which is mainly attributable to the improvement of credit quality, the decrease of non-performing loans and the lower deterioration of collateral value of the loans. This operating segment’s non-performing asset ratio decreased to 6.0% as of December 31, 2014, from 6.4% as of December 31, 2013.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for 2014 was €623 million, a 121.3% increase from the €282 million recorded for 2013, mainly due the increase in provisions for early retirements.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for 2014 was €1,463 million, compared with operating profit before tax of €230 million recorded in 2013.

Income tax

Income tax of this operating segment for 2014 was an expense of €432 million, compared with a €62 million expense recorded in 2013, primarily as a result of the higher operating profit before tax.

Profit from corporate operations (net)

There was no profit from corporate operations for this operating segment for 2014, compared with a gain of €440 million for 2013, due to the capital gain generated by the VIF (Value of In-Force) monetization transaction entered into by BBVA Seguros and SCOR Global Life Reinsurance Ireland plc. (“SCOR”), pursuant to which SCOR assumed a quota share of 90% of the majority of BBVA Seguros’ single premium and regular premium business in Spain (consisting mainly of life risk insurance policies).

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for 2014 was €1,028 million, a 74.7% increase from the €589 million recorded in 2013.

REAL ESTATE ACTIVITY IN SPAIN

	Year Ended December 31,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Net interest income	(38)	(3)	n.m. (1)

Net fees and commissions	4	9	(56.8)
Net gains (losses) on financial assets and liabilities and net exchange differences	72	67	7.4
Other operating income and expenses (net)	(170)	(111)	52.9

Gross income	(132)	(38)	248.3

Administration costs	(136)	(127)	7.1
Depreciation and amortization	(23)	(23)	1.8

Net margin before provisions	(291)	(188)	55.2

Impairment losses on financial assets (net)	(305)	(643)	(52.6)
Provisions (net) and other gains (losses)	(629)	(1,008)	(37.6)

Operating profit/(loss) before tax	(1,225)	(1,838)	(33.4)

Income tax	351	595	(40.9)

Profit from continuing operations	(873)	(1,243)	(29.8)

Profit from corporate operations (net)	—	—	—

Profit	(873)	(1,243)	(29.8)

Profit attributable to non-controlling interests	(3)	(9)	(65.8)

Profit attributable to parent company	(876)	(1,252)	(30.0)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for 2014 was a loss of €38 million compared to the €3 million loss recorded for 2013.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €4 million for 2014, a 56.8% decrease from the €9 million recorded for 2013, mainly due to lower commissions from financial guarantees.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2014 was a gain of €72 million, a 7.4% increase compared with the €67 million gain recorded for 2013.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2014 was a loss of €170 million compared to the €111 million loss recorded for 2013, as a result of the higher costs related to the administration and sale of properties.

Administration costs

Administration costs of this operating segment for 2014 were €136 million, a 7.1% increase from the €127 million recorded for 2013, primarily due to increased personnel expenses, as a result of the allocation of additional staff to this segment in order to carry out its activity.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2014 was €305 million, a 52.6% decrease from the €643 million recorded for 2013 which is mainly attributable to lower losses in real estate assets.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for 2014 was €629 million, a 37.6% decrease from the €1,008 million recorded for 2013, as a result of lower losses on non-financial assets.

Operating profit / (loss) before tax

As a result of the foregoing, the operating loss before tax of this operating segment for 2014 was €1,225 million, compared with operating loss before tax of €1,838 million recorded in 2013.

Income tax

Income tax of this operating segment for 2014 was a gain of €351 million, a 40.9% decrease compared with a €595 million gain recorded in 2013, primarily as a result of the lower operating loss before tax.

Profit / (loss) attributable to parent company

As a result of the foregoing, loss attributable to parent company of this operating segment for 2014 was €876 million, a 30.0% decrease from the €1,252 million loss recorded in 2013.

EURASIA

In accordance with IFRS 8, the information for the Eurasia operating segment is presented under management criteria, pursuant to which Garanti’s information has been proportionally consolidated based on our 25.01% interest in Garanti.

	Year Ended December 31,
	2014	2013	Change
	(In Millions of Euros)		(In %)

Net interest income	924	909	1.7

Net fees and commissions	378	390	(3.0)
Net gains (losses) on financial assets and liabilities and net exchange differences	151	195	(22.4)
Other operating income and expenses (net)	227	224	1.5

Gross income	1,680	1,717	(2.1)

Administration costs	(691)	(685)	0.8
Depreciation and amortization	(47)	(51)	(7.7)

Net margin before provisions	942	981	(3.9)

Impairment losses on financial assets (net)	(203)	(330)	(38.5)
Provisions (net) and other gains (losses)	(27)	(65)	(57.9)

Operating profit/(loss) before tax	713	586	21.5

Income tax	(147)	(137)	7.0

Profit from continuing operations	565	449	25.9

Profit from corporate operations (net)	—	—	—

Profit	565	449	25.9

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	565	449	25.9

In 2014, the Turkish lira depreciated against the euro in average terms, resulting in a negative exchange rate effect on our income statement for the year ended December 31, 2014. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Net interest income

Net interest income of this operating segment for 2014 was €924 million, a 1.7% increase compared to the €909 million recorded for 2013, as a result of lower cost of funding and the gradual recovery of the customer spread.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €378 million for 2014, a 3.0% decrease from the €390 million recorded for 2013, primarily due to the depreciation of the Turkish lira that more than offset the positive performance of fees and commissions from methods of payment, transferences and insurance fees in Garanti.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2014 was a gain of €151 million a 22.4% decrease compared to the €195 million gain recorded for 2013, as a result of the lower contribution from trading income and the decrease in portfolio sales operations by Garanti.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2014 was a gain of €227 million, a 1.5% increase from the €224 million gain recorded for 2013.

Administration costs

Administration costs of this operating segment for 2014 were €691 million, a 0.8% increase from the €685 million recorded for 2013, as a result of the expansion plans implemented by Garanti throughout 2013 that resulted in higher administration costs in 2014.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2014 was €203 million, a 38.5% decrease from the €330 million recorded for 2013 as a result of lower impairment losses in Garanti and Portugal. This operating segment’s non-performing asset ratio decreased to 3.3% as of December 31, 2014, from 3.4% as of December 31, 2013.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for 2014 was €713 million, a 21.5% increase from the €586 million recorded for 2013.

Income tax

Income tax of this operating segment for 2014 was an expense of €147 million, a 7.0% increase compared with a €137 million expense recorded in 2013, primarily as a result of the increased operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for 2014 was €565 million, a 25.9% increase from the €449 million recorded in 2013.

MEXICO

	Year Ended December 31,
	2014	2013	Change
	(In Millions of Euros)		(In %)

Net interest income	4,910	4,478	9.6

Net fees and commissions	1,166	1,183	(1.4)
Net gains (losses) on financial assets and liabilities and net exchange differences	195	208	(6.3)
Other operating income and expenses (net)	250	325	(22.9)

Gross income	6,522	6,194	5.3

Administration costs	(2,219)	(2,166)	2.5
Depreciation and amortization	(187)	(163)	15.0

Net margin before provisions	4,115	3,865	6.5

Impairment losses on financial assets (net)	(1,517)	(1,443)	5.1
Provisions (net) and other gains (losses)	(79)	(64)	22.2

Operating profit/(loss) before tax	2,519	2,358	6.9

Income tax	(604)	(555)	8.7

Profit from continuing operations	1,916	1,802	6.3

Profit from corporate operations (net)	—	—	—

Profit	1,916	1,802	6.3

Profit attributable to non-controlling interests	(1)	(1)	n.m. (1)

Profit attributable to parent company	1,915	1,802	6.3

(1)	Not meaningful.

In 2014, the Mexican peso slightly depreciated against the euro in average terms, resulting in a negative exchange rate effect on our income statement for the year ended December 31, 2014. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Net interest income

Net interest income of this operating segment for 2014 was €4,910 million, a 9.6% increase compared to the €4,478 million recorded for 2013, due to increased activity while customer spreads remained stable, despite the fall of interest rates in Mexico.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €1,166 million for 2014, a 1.4% decrease from the €1,183 million recorded for 2013, primarily due to the depreciation of the Mexican peso.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2014 was a gain of €195 million a 6.3% decrease compared to the €208 million gain recorded for 2013 as a result of the depreciation of the Mexican peso and decreased trading transactions, portfolio sales and exchange rate operations.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2014 was a gain of €250 million, a 22.9% decrease from the €325 million gain recorded for 2013, mainly as a result of increased claims on insurance activity caused by natural disasters like hurricanes, and higher contributions to the deposit guarantee fund.

Administration costs

Administration costs of this operating segment for 2014 were €2,219 million, a 2.5% increase from the €2,166 million recorded for 2013, mainly as a result of the construction of the new headquarters and the implementation of expansion projects and branch improvements.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2014 was €1,517 million, a 5.1% increase from the €1,443 million recorded for 2013, in line with the growth of the activity in the year. This operating segment’s non-performing asset ratio decreased to 2.9% as of December 31, 2014, from 3.6% as of December 31, 2013.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for 2014 was €2,519 million, a 6.9% increase from the €2,358 million recorded for 2013.

Income tax

Income tax of this operating segment for 2014 was an expense of €604 million, a 8.7% increase compared with a €555 million expense recorded in 2013, as a result of the increased operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for 2014 was €1,915 million, a 6.3% increase from the €1,802 million recorded in 2013.

SOUTH AMERICA

	Year Ended December 31,
	2014	2013	Change
	(In Millions of Euros)		(In %)

Net interest income	4,699	4,660	0.8

Net fees and commissions	901	970	(7.1)
Net gains (losses) on financial assets and liabilities and net exchange differences	482	763	(36.8)
Other operating income and expenses (net)	(890)	(810)	9.9

Gross income	5,191	5,583	(7.0)

Administration costs	(2,137)	(2,204)	(3.0)
Depreciation and amortization	(179)	(171)	4.7

Net margin before provisions	2,875	3,208	(10.4)

Impairment losses on financial assets (net)	(706)	(698)	1.2
Provisions (net) and other gains (losses)	(219)	(156)	40.2

Operating profit/(loss) before tax	1,951	2,354	(17.1)

Income tax	(490)	(523)	(6.3)

Profit from continuing operations	1,461	1,831	(20.2)

Profit from corporate operations (net)	—	—	—

Profit	1,461	1,831	(20.2)

Profit attributable to non-controlling interests	(460)	(607)	(24.3)

Profit attributable to parent company	1,001	1,224	(18.2)

The average exchange rates against the euro of the currencies of the countries in which we operate in South America, decreased in 2014, resulting in a negative impact on the results of operations of the South America operating segment expressed in euro. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Net interest income

Net interest income of this operating segment for 2014 was €4,699 million, a 0.8% increase compared to the €4,660 million recorded for 2013, mainly as a result of increased activity practically in almost all countries.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €901 million for 2014, a 7.1% decrease from the €970 million recorded for 2013, as a result of the year-on-year average depreciation of South American currencies against the euro that more than offset the increased activity in Venezuela, Peru and Argentina.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2014 was a gain of €482 million a 36.8% decrease compared to the €763 million gain recorded for 2013, as a result of the negative effect of exchange rates that more than offset the capital gains from U.S. dollar positions in Venezuela and Argentina.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2014 was a loss of €890 million, a 9.9% increase compared to the €810 million loss recorded for 2013 as a result of higher contributions to the local deposit guarantee funds as a result of the increased volume of deposits in several countries.

Administration costs

Administration costs of this operating segment for 2014 were €2,137 million, a 3.0% decrease from the €2,204 million recorded for 2013, mainly as a result of the year-on-year average depreciation of currencies against the euro that offset the increase of costs due to expansion and transformation plans being implemented in the region.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2014 was €706 million, a 1.2% increase from the €698 million recorded for 2013, mainly as a result of activity growth partially offset by the period-on-period depreciation of South American currencies against the Euro. This operating segment’s non-performing asset ratio was 2.1% as of December 31, 2014 and 2013.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for 2014 was €1,951 million, a 17.1% decrease from the €2,354 million recorded for 2013.

Income tax

Income tax of this operating segment for 2014 was an expense of €490 million, a 6.3% decrease compared with a €523 million expense recorded in 2013 as a result of the decreased operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for 2014 was €1,001 million, an 18.2% decrease from the €1,224 million recorded in 2013.

UNITED STATES

	Year Ended December 31,
	2014	2013	Change
	(In Millions of Euros)		(In %)

Net interest income	1,443	1,402	2.9

Net fees and commissions	553	507	9.2
Net gains (losses) on financial assets and liabilities and net exchange differences	145	139	3.8
Other operating income and expenses (net)	(4)	(1)	n.m. (1)

Gross income	2,137	2,047	4.4

Administration costs	(1,318)	(1,250)	5.5
Depreciation and amortization	(179)	(179)	0.1

Net margin before provisions	640	618	3.5

Impairment losses on financial assets (net)	(68)	(74)	(8.2)
Provisions (net) and other gains (losses)	(10)	(10)	7.2

Operating profit/(loss) before tax	561	534	5.1

Income tax	(133)	(145)	(8.0)

Profit from continuing operations	428	390	10.0

Profit from corporate operations (net)	—	—	—

Profit	428	390	10.0

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	428	390	10.0

(1)	Not meaningful.

In 2014 the U.S. dollar remained quite stable against the euro on average terms, resulting in a null exchange rate effect on our income statement. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Net interest income

Net interest income of this operating segment for 2014 was €1,443 million, a 2.9% increase compared to the €1,402 million recorded for 2013, as a result of the increased activity, which offset narrowing customer spreads in the prevailing low interest rates environment.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €553 million for 2014, a 9.2% increase from the €507 million recorded for 2013, as a result of the positive trend of commissions from trading operations.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2014 was a gain of €145 million a 3.8% increase compared to the €139 million gain recorded for 2013, mainly as a result of increased gains in trading portfolio transactions during 2014.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2014 was a loss of €4 million, compared to the €1 million loss recorded for 2013.

Administration costs

Administration costs of this operating segment for 2014 were €1,318 million, a 5.5% increase from the €1,250 million recorded for 2013, mainly as a result of the purchase of Simple in 2014 as well as the construction of the new headquarters, the implementation of different advertising campaigns and plans to remodel the branch network.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2014 was €68 million, an 8.2% decrease from the €74 million recorded for 2013, mainly as a result of the decrease in non-performing assets. This operating segment’s non-performing asset ratio decreased to 0.9% as of December 31, 2014, from 1.2% as of December 31, 2013.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for 2014 was €561 million, a 5.1% increase from the €534 million recorded for 2013.

Income tax

Income tax of this operating segment for 2014 was an expense of €133 million, an 8.0% decrease compared with a €145 million expense recorded in 2013, due to higher tax credits recognized in 2014.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for 2014 was €428 million, a 10.0% increase from the €390 million recorded in 2013.

CORPORATE CENTER

	Year Ended December 31,
	2014	2013	Change
	(In Millions of Euros)		(In %)

Net interest income	(651)	(671)	(3.0)

Net fees and commissions	(92)	(3)	n.m.	(1)
Net gains (losses) on financial assets and liabilities and net exchange differences	(60)	347	n.m.	(1)
Other operating income and expenses (net)	139	(89)	n.m.	(1)

Gross income	(664)	(416)	59.6

Administration costs	(530)	(733)	(27.7)
Depreciation and amortization	(459)	(435)	5.6

Net margin before provisions	(1,653)	(1,584)	4.4

Impairment losses on financial assets (net)	3	(11)	n.m.	(1)
Provisions (net) and other gains (losses)	(270)	(85)	215.9

Operating profit/(loss) before tax	(1,920)	(1,680)	14.3

Income tax	472	296	59.4

Profit from continuing operations	(1,447)	(1,384)	4.6

Profit from corporate operations (net)	—	383	n.m.	(1)

Profit	(1,447)	(1,001)	44.6

Profit attributable to non-controlling interests	3	(116)	n.m.	(1)

Profit attributable to parent company	(1,444)	(1,117)	29.3

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for 2014 was a loss of €651 million, a 3.0% decrease compared to the €671 million loss recorded for 2013.

Net fees and commissions

Net fees and commissions of this operating segment amounted to a loss of €92 million for 2014 compared to a loss of €3 million recorded for 2013, due to a reclassification we made between expenses and commissions in 2014.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2014 was a loss of €60 million compared to the €347 million gain recorded for 2013, when certain portfolios from Unnim were sold. The lower contribution from investments in associates and joint venture entities and negative exchange hedges also contributed to the year-on-year decrease.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2014 was a gain of €139 million compared to the €89 million loss recorded for 2013, as a result of including the impact of the restatement of the contribution to the Deposit Guarantee Fund (see “Presentation of Financial Information—IFRIC interpretation 21 “Levies” and restatement of 2013, 2012, 2011 and 2010 financial information” and “Item 3. Key Information—Selected Consolidated Financial Data—Restatement of 2013, 2012, 2011 and 2010 financial information”) and the dividends received from Telefónica during 2014.

Administration costs

Administration costs of this operating segment for 2014 were €530 million, a 27.7% decrease from the €733 million recorded for 2013, due to reclassifications made between operating segments and the Corporate Center in 2014 and a reduction in general expenses.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2014 was €3 million, compared to the loss of €11 million recorded for 2013.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for 2014 was €270 million compared to the loss of €85 million recorded for 2013, mainly due to the higher provisions for early retirements.

Operating profit / (loss) before tax

As a result of the foregoing, the operating loss before tax of this operating segment for 2014 was a loss of €1,920 million, a 14.3% increase from the €1,680 million loss recorded for 2013.

Income tax

Income tax of this operating segment for 2014 was a gain of €472 million, a 59.4% increase compared with a €296 million gain recorded in 2013.

Profit from corporate operations (net)

Profit from corporate operations for this operating segment for 2014 did not register any transaction, compared with a gain of €383 million for 2013. With respect to 2013, this heading comprises the earnings from the sale of the pension businesses in Mexico, Colombia, Peru and Chile and also the earnings of these businesses until their sale; the capital gain from the sale of BBVA Panama; and the impact of the signing of an agreement with the CITIC Group (see “Item 4.

Information on the Company—History and Development of the Company—Capital Divestitures—2013—New agreement with CITIC Group”) which led to the repricing at market value of BBVA’s stake in CNCB, as well our accounting of the equity-adjusted earnings from CNCB, excluding dividends.

Profit / (loss) attributable to parent company

As a result of the foregoing, loss attributable to parent company of this operating segment for 2014 was a loss of €1,444 million compared to €1,117 million loss recorded in 2013.

Results of Operations by Operating Segment for 2013 Compared to 2012

BANKING ACTIVITY IN SPAIN

	Year Ended December 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)

Net interest income	3,838	4,729	(18.8)

Net fees and commissions	1,376	1,363	0.9
Net gains (losses) on financial assets and liabilities and net exchange differences	807	254	217.6
Other operating income and expenses (net)	82	313	(73.7)

Gross income	6,103	6,659	(8.3)

Administration costs	(2,903)	(2,785)	4.3
Depreciation and amortization	(111)	(99)	12.7

Net margin before provisions	3,088	3,776	(18.2)

Impairment losses on financial assets (net)	(2,577)	(1,853)	39.1
Provisions (net) and other gains (losses)	(282)	(272)	3.7

Operating profit/(loss) before tax	230	1,651	(86.1)

Income tax	(62)	(462)	(86.6)

Profit from continuing operations	168	1,189	(85.9)

Profit from corporate operations (net)	440	—	n.m. (1)

Profit	608	1,189	(48.9)

Profit attributable to non-controlling interests	(20)	(3)	n.m. (1)

Profit attributable to parent company	589	1,186	(50.4)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for 2013 was €3,838 million, a 18.8% decrease compared to the €4,729 million recorded for 2012, as a result of reduced lending activity and narrow spreads due to the current environment of low rates and the impact of the elimination of the mortgage floor clauses.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €1,376 million for 2013, a 0.9% increase from the €1,363 million recorded for 2012, primarily due to the greater contribution from fees and commissions from mutual and pension funds and from customers in wholesale banking transactions.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2013 was a gain of €807 million compared with the €254 million gain recorded for 2012, mainly due to the favorable performance of Spain’s Global Markets unit.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2013 was a gain of €82 million, a 73.7% decrease from the €313 million gain recorded for 2012, primarily due to increased contributions to the Deposit Guarantee Fund and the lower revenue from dividends received from financial assets held for trading.

Administration costs

Administration costs of this operating segment for 2013 were €2,903 million, a 4.3% increase from the €2,785 million recorded for 2012, primarily due to an increase in general and personnel expenses due to the incorporation of Unnim at the end of July 2012.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2013 was €2,577 million, a 39.1% increase from the €1,853 million recorded for 2012, which is mainly attributable to the increase in loan-loss provisions for restructured loans. This operating segment’s non-performing asset ratio increased to 6.4% as of December 31, 2013, from 4.1% as of December 31, 2012.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for 2013 was €230 million, compared with operating profit before tax of €1,651 million recorded in 2012.

Income tax

Income tax of this operating segment for 2013 was an expense of €62 million, compared with a €462 million expense recorded in 2012, primarily as a result of the lower operating profit before tax.

Profit from corporate operations (net)

Profit from corporate operations for this operating segment for 2013 was a gain of €440 million compared with no gain or loss for 2012, due to the capital gain generated by the Value of In-Force (“VIF”) monetization transaction entered into by BBVA Seguros and SCOR Global Life Reinsurance Ireland plc. (“SCOR”), pursuant to which SCOR assumed a quota share of 90% of the majority of BBVA Seguros’ single premium and regular premium business in Spain (consisting mainly of life risk insurance policies).

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for 2013 was €589 million, a 50.4% decrease from the €1,186 million recorded in 2012.

REAL ESTATE ACTIVITY IN SPAIN

	Year Ended December 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)

Net interest income	(3)	(21)	(86.6)

Net fees and commissions	9	19	(54.3)
Net gains (losses) on financial assets and liabilities and net exchange differences	67	(29)	n.m. (1)
Other operating income and expenses (net)	(111)	(48)	132.2

Gross income	(38)	(79)	(51.4)

Administration costs	(127)	(106)	19.8
Depreciation and amortization	(23)	(24)	(6.4)

Net margin before provisions	(188)	(209)	(10.1)

Impairment losses on financial assets (net)	(643)	(3,799)	(83.1)
Provisions (net) and other gains (losses)	(1,008)	(1,696)	(40.6)

Operating profit/(loss) before tax	(1,838)	(5,705)	(67.8)

Income tax	595	1,634	(63.6)

Profit from continuing operations	(1,243)	(4,071)	(69.5)

Profit from corporate operations (net)	—	—	—

Profit	(1,243)	(4,071)	(69.5)

Profit attributable to non-controlling interests	(9)	3	n.m. (1)

Profit attributable to parent company	(1,252)	(4,068)	(69.2)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for 2013 was a loss of €3 million, an 86.6% decrease compared to the €21 million loss recorded for 2012 mainly as a result of a decrease in interest expense and similar charges.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €9 million for 2013, a 54.3% decrease from the €19 million recorded for 2012.

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

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2013 was a loss of €111 million compared to the €48 million loss recorded for 2012, as a result of the higher level of foreclosed assets which resulted in higher maintenance costs than in the prior year.

Administration costs

Administration costs of this operating segment for 2013 were €127 million, a 19.8% increase from the €106 million recorded for 2012, primarily due to increased personnel expenses, as a result of the allocation of additional staff to this segment in order to carry out its activity.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2013 was €643 million, an 83.1% decrease from the €3,799 million recorded for 2012 which is mainly attributable to the existence of lower losses in the real estate sector in Spain in 2013.

Operating profit / (loss) before tax

As a result of the foregoing, the operating loss before tax of this operating segment for 2013 was €1,838 million, compared with operating loss before tax of €5,705 million recorded in 2012.

Income tax

Income tax of this operating segment for 2013 was a gain of €595 million, a 63.6% decrease compared with a €1,634 million gain recorded in 2012, primarily as a result of the lower operating loss before tax.

Profit / (loss) attributable to parent company

As a result of the foregoing, loss attributable to parent company of this operating segment for 2013 was €1,252 million, a 69.2% decrease from the €4,068 million loss recorded in 2012.

EURASIA

In accordance with IFRS 8, the information for the Eurasia operating segment is presented under management criteria, pursuant to which Garanti’s information has been proportionally integrated based on our 25.01% interest in Garanti.

	Year Ended December 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)

Net interest income	909	851	6.8

Net fees and commissions	390	451	(13.6)
Net gains (losses) on financial assets and liabilities and net exchange differences	195	131	48.5
Other operating income and expenses (net)	224	232	(3.5)

Gross income	1,717	1,665	3.1

Administration costs	(685)	(724)	(5.4)
Depreciation and amortization	(51)	(54)	(6.7)

Net margin before provisions	981	886	10.7

Impairment losses on financial assets (net)	(330)	(328)	0.5
Provisions (net) and other gains (losses)	(65)	(49)	31.5

Operating profit/(loss) before tax	586	508	15.3

Income tax	(137)	(105)	31.2

Profit from continuing operations	449	404	11.2

Profit from corporate operations (net)	—	—	—

Profit	449	404	11.2

Profit attributable to non-controlling interests	—	—	n.m. (1)

Profit attributable to parent company	449	404	11.2

(1)	Not meaningful.

In 2013, the Turkish lira depreciated against the euro in average terms, resulting in a negative exchange rate effect on our income statement for the year ended December 31, 2013. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Net interest income

Net interest income of this operating segment for 2013 was €909 million, a 6.8% increase compared to the €851 million recorded for 2012, as a result of increased activity and favorable spreads mainly in Garanti.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €390 million for 2013, a 13.6% decrease from the €451 million recorded for 2012, due to lower revenue from wholesale customers.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2013 was a gain of €195 million a 48.5% increase compared to the €131 million gain recorded for 2012, mainly due to the earnings from of the Eurasia Global Markets unit.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2013 was a gain of €224 million, a 3.5% decrease from the €232 million gain recorded for 2012.

Administration costs

Administration costs of this operating segment for 2013 were €685 million, a 5.4% decrease from the €724 million recorded for 2012, despite the expansion plans implemented by Garanti throughout the year. Since the close of 2012, the Turkish bank’s branch network has expanded by 65 offices and the ATM network by 495 units, to which the costs arising from the launch of i-Garanti before the summer of 2013 should be added.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2013 was €330 million, a 0.5% increase from the €328 million recorded for 2012. This operating segment’s non-performing asset ratio increased to 3.4% as of December 31, 2013, from 2.8% as of December 31, 2012.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for 2013 was €586 million, a 15.3% increase from the €508 million recorded for 2012.

Income tax

Income tax of this operating segment for 2013 was an expense of €137 million, a 31.2% increase compared with a €105 million expense recorded in 2012, primarily as a result of the increased operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for 2013 was €449 million, an 11.2% increase from the €404 million recorded in 2012.

MEXICO

	Year Ended December 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)

Net interest income	4,478	4,174	7.3

Net fees and commissions	1,183	1,072	10.4
Net gains (losses) on financial assets and liabilities and net exchange differences	208	219	(4.6)
Other operating income and expenses (net)	325	286	13.4

Gross income	6,194	5,751	7.7

Administration costs	(2,166)	(2,027)	6.9
Depreciation and amortization	(163)	(133)	22.1

Net margin before provisions	3,865	3,590	7.7

Impairment losses on financial assets (net)	(1,443)	(1,326)	8.8
Provisions (net) and other gains (losses)	(64)	(41)	56.9

Operating profit/(loss) before tax	2,358	2,223	6.1

Income tax	(555)	(536)	3.7

Profit from continuing operations	1,802	1,687	6.8

Profit from corporate operations (net)	—	—	—

Profit	1,802	1,687	6.8

Profit attributable to non-controlling interests	(1)	(1)	79.2

Profit attributable to parent company	1,802	1,687	6.8

In 2013, the Mexican peso slightly depreciated against the euro in average terms, resulting in a negative exchange rate effect on our income statement for the year ended December 31, 2013. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Net interest income

Net interest income of this operating segment for 2013 was €4,478 million, a 7.3% increase compared to the €4,174 million recorded for 2012, as a result of an increased activity in lending and funding.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €1,183 million for 2013, a 10.4% increase from the €1,072 million recorded for 2012. This growth in income from fees and commissions has been driven by a larger number of card transactions and the increase in revenue from our participation in market issues by our corporate customers.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2013 was a gain of €208 million, a 4.6% decrease compared to the €219 million gain recorded for 2012 primarily due to lower earnings from gains on equity instruments and debt instruments.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2013 was a gain of €325 million, a 13.4% increase from the €286 million gain recorded for 2012, due to higher earnings from the insurance business as a result of an increase in activity and a lower level of claims.

Administration costs

Administration costs of this operating segment for 2013 were €2,166 million, a 6.9% increase from the €2,027 million recorded for 2012. This increase is the result of the implementation of the area’s “Investment Plan”, designed to remodel the branch network, the launch of projects for investment in technology and the construction of new corporate headquarters, as well as other strategies aimed at boosting commercial activity.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2013 was €1,443 million, a 8.8% increase from the €1,326 million recorded for 2012, in line with the growth of the activity in the year. This operating segment’s non-performing asset ratio decreased to 3.6% as of December 31, 2013, from 3.7% as of December 31, 2012.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for 2013 was €2,358 million, a 6.1% increase from the €2,223 million recorded for 2012.

Income tax

Income tax of this operating segment for 2013 was an expense of €555 million, a 3.7% increase compared with a €536 million expense recorded in 2012, as a result of the increased operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for 2013 was €1,802 million, a 6.8% increase from the €1,687 million recorded in 2012.

SOUTH AMERICA

	Year Ended December 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)

Net interest income	4,660	4,236	10.0

Net fees and commissions	970	911	6.5
Net gains (losses) on financial assets and liabilities and net exchange differences	763	442	72.6
Other operating income and expenses (net)	(810)	(281)	188.0

Gross income	5,583	5,308	5.2

Administration costs	(2,204)	(2,113)	4.3
Depreciation and amortization	(171)	(172)	(0.4)

Net margin before provisions	3,208	3,023	6.1

Impairment losses on financial assets (net)	(698)	(589)	18.5
Provisions (net) and other gains (losses)	(156)	(201)	(22.3)

Operating profit/(loss) before tax	2,354	2,234	5.4

Income tax	(523)	(484)	8.0

Profit from continuing operations	1,831	1,750	4.7

Profit from corporate operations (net)	—	—	—

Profit	1,831	1,750	4.7

Profit attributable to non-controlling interests	(607)	(578)	5.1

Profit attributable to parent company	1,224	1,172	4.4

The average exchange rates against the euro of the currencies of the countries in which we operate in South America, decreased in 2013, resulting in a negative impact on the results of operations of the South America operating segment expressed in euro. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Net interest income

Net interest income of this operating segment for 2013 was €4,660 million, a 10.0% increase compared to the €4,236 million recorded for 2012, mainly due to the increase in volume of customer loans and deposits during the period and the maintenance of customer spreads.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €970 million for 2013, a 6.5% increase from the €911 million recorded for 2012, in line with the increased activity in the region. In addition, fees and commissions benefited from a payment by VISA of €16 million in the second quarter of 2013 related to an increase in card usage volumes.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2013 was a gain of €763 million a 72.6% increase compared to the €442 million gain recorded for 2012, as a result of the positive effect of exchange differences due to the assets in U.S. dollars in the region.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2013 was a loss of €810 million, compared to the €281 million loss recorded for 2012. This line includes basically the adjustment for hyperinflation in Venezuela, which has been more negative in 2013 than in the previous year, and the increased contribution to deposit guarantee funds in the different countries. These two effects have more than offset the good performance of the insurance business in the area.

Administration costs

Administration costs of this operating segment for 2013 were €2,204 million, a 4.3% increase from the €2,113 million recorded for 2012. This increase in expenses is mainly due to two factors: the expansion and technological transformation plans being implemented, and the negative impact of high inflation in the area.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2013 was €698 million, an 18.5% increase from the €589 million recorded for 2012. Excluding the effect of the recovery of provisions registered in 2012, the increase would be in line with the activity growth in the year. In addition, there was an increase in impairment losses on financial assets in Chile as a result of higher losses recognized in the mortgage portfolio.

This operating segment’s non-performing asset ratio was 2.1% as of December 31, 2013 and 2012.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for 2013 was €2,354 million, a 5.4% increase from the €2,234 million recorded for 2012.

Income tax

Income tax of this operating segment for 2013 was an expense of €523 million, a 8.0% increase compared with a €484 million expense recorded in 2012 as a result of the increased operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for 2013 was €1,224 million, a 4.4% increase from the €1,172 million recorded in 2012.

UNITED STATES

	Year Ended December 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)

Net interest income	1,402	1,550	(9.6)

Net fees and commissions	507	531	(4.5)
Net gains (losses) on financial assets and liabilities and net exchange differences	139	153	(8.9)
Other operating income and expenses (net)	(1)	(36)	(97.0)

Gross income	2,047	2,198	(6.9)

Administration costs	(1,250)	(1,292)	(3.2)
Depreciation and amortization	(179)	(185)	(3.1)

Net margin before provisions	618	722	(14.4)

Impairment losses on financial assets (net)	(74)	(66)	13.3
Provisions (net) and other gains (losses)	(10)	(36)	(73.4)

Operating profit/(loss) before tax	534	620	(13.9)

Income tax	(145)	(175)	(17.5)

Profit from continuing operations	390	445	(12.4)

Profit from corporate operations (net)	—	—	—

Profit	390	445	(12.4)

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	390	445	(12.5)

In 2013 the U.S. dollar depreciated against the euro in average terms, resulting in a negative exchange rate effect on our income statement. See “—Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Net interest income

Net interest income of this operating segment for 2013 was €1,402 million, a 9.6% decrease compared to the €1,550 million recorded for 2012, mainly due to the low interest rates, which offset the positive effect of improved activity over the year.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €507 million for 2013, a 4.5% decrease from the €531 million recorded for 2012. Fees and commissions have been strongly influenced by the coming into force of restrictive regulations on fees and commissions and the sale of our insurance business in 2012, which have had a negative impact.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2013 was a gain of €139 million, an 8.9% decrease compared to the €153 million gain recorded for 2012. This decrease was mainly attributable to lower earnings from gains on derivatives and customer deposits.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2013 was a loss of €1 million, compared to the €36 million loss recorded for 2012, mainly due to lower contributions to the Federal Deposit Insurance Corporation (FDIC) resulting from the lowering of the contribution requirements.

Administration costs

Administration costs of this operating segment for 2013 were €1,250 million, a 3.2% decrease from the €1,292 million recorded for 2012.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2013 was €74 million, 13.3% increase from the €66 million recorded for 2012, mainly due to the absence of recoveries, unlike in 2012. This operating segment’s non-performing asset ratio decreased to 1.2% as of December 31, 2013, from 2.4% as of December 31, 2012.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for 2013 was €534 million, a 13.9% decrease from the €620 million recorded for 2012.

Income tax

Income tax of this operating segment for 2013 was an expense of €145 million, a 17.5% decrease compared with a €175 million expense recorded in 2012, due to lower profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for 2013 was €390 million, a 12.4% decrease from the €445 million recorded in 2012.

CORPORATE CENTER

	Year Ended December 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)

Net interest income	(671)	(397)	69.0

Net fees and commissions	(3)	7	n.m.	(1)
Net gains (losses) on financial assets and liabilities and net exchange differences	347	597	(41.9)
Other operating income and expenses (net)	(89)	184	n.m.	(1)

Gross income	(416)	391	n.m.	(1)

Administration costs	(733)	(722)	1.5
Depreciation and amortization	(435)	(351)	24.0

Net margin before provisions	(1,584)	(681)	132.4

Impairment losses on financial assets (net)	(11)	(20)	(42.7)
Provisions (net) and other gains (losses)	(85)	(82)	4.5

Operating profit/(loss) before tax	(1,680)	(783)	114.6

Income tax	296	403	(26.5)

Profit	(1,384)	(380)	264.4

Profit from corporate operations (net)	383	1,303	(70.6)

Profit attributable to parent company	(1,117)	850	n.m.	(1)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for 2013 was a loss of €671 million, a 69.0% increase compared to the €397 million loss recorded for 2012. Net interest income has been negatively affected by the rising cost of wholesale finance resulting from the instability in the Eurozone throughout 2012, which had a negative impact in our interest expenses for the year ended December 31, 2013 as a result of the wholesale funding raised in 2012.

Net fees and commissions

Net fees and commissions of this operating segment amounted to an expense of €3 million for 2013 compared to income of €7 million in 2012.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2013 was a gain of €347 million a 41.9% decrease compared to the €597 million gain recorded for 2012, primarily as a result of lower net trading income.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2013 was a loss of €89 million, compared to the €184 million gain recorded for 2012, due mainly to the lower revenue from dividends received from Telefónica, S.A., which decreased from €0.53 per share in 2012 to €0.35 per share in 2013, and to the retroactive application of IFRIC 21 (Levies). See “Presentation of Financial Information—IFRIC interpretation 21 “Levies” and restatement of 2013, 2012, 2011 and 2010 financial information” and “Item 3. Key Information—Selected Consolidated Financial Data—Restatement of 2013, 2012, 2011 and 2010 financial information”.

Administration costs

Administration costs of this operating segment for 2013 were €733 million, a 1.5% increase over the €722 million recorded for 2012.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2013 was €11 million, a 42.7% decrease compared to the €20 million recorded for 2012.

Operating profit / (loss) before tax

As a result of the foregoing, the operating loss before tax of this operating segment for 2013 was €1,680 million, a 114.6% increase from the €783 million loss recorded for 2012.

Income tax

Income tax of this operating segment for 2013 was a gain of €296 million, a 26.5% decrease compared with a €403 million gain recorded in 2012 mainly as a result of lower revenues with low or zero taxes.

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

Profit / (loss) attributable to parent company

As a result of the foregoing, loss attributable to parent company of this operating segment for 2013 was €1,117 million compared to a profit of €850 million recorded in 2012.

B.	Liquidity and Capital Resources

Liquidity risk management and controls are explained in Note 7.5 to the Consolidated Financial Statements. In addition, information on outstanding contractual maturities of assets and liabilities is provided in Note 7.7 to the Consolidated Financial Statements. For information concerning our short-term borrowing, see “Item 4. Information on the Company—Selected Statistical Information—LIABILITIES—Short-term Borrowings”.

Liquidity and finance management of the BBVA Group’s balance sheet seeks to fund the growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance.

A core principle in the BBVA Group’s liquidity and finance management is the financial independence of its banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation. Accordingly, we maintain a liquidity pool at an individual entity level at each of Banco Bilbao Vizcaya Argentaria, S.A. and our banking subsidiaries, including BBVA Compass, BBVA Bancomer and our Latin American subsidiaries. The only exception to this principle is Banco Bilbao Vizcaya Argentaria (Portugal), S.A., which is funded by Banco Bilbao Vizcaya Argentaria, S.A. Banco Bilbao Vizcaya Argentaria (Portugal), S.A. represented 0.79% of our total consolidated assets and 0.54% of our total consolidated liabilities as of December 31, 2014.

The table below shows the types and amounts of securities included within the liquidity pool of Banco Bilbao Vizcaya Argentaria, S.A. and each of our significant subsidiaries as of December 31, 2014:

	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Others
	(In Millions of Euros)
Cash and balances with central banks	7,967	5,069	1,606	6,337
Assets for credit operations with central banks	44,282	4,273	21,685	7,234
Central governments issues	18,903	1,470	4,105	6,918
Of Which: Spanish government securities	17,607	—	—	—
Other issues	25,379	2,803	1,885	316
Loans	—	—	15,695	—
Other non-eligible liquid assets	6,133	611	285	304

Accumulated available balance	58,382	9,954	23,576	13,875

(1)	Includes Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A.

Our principal target regarding liquidity and funding risk is measured by the Loan to Stable Customer Deposits (“LtSCD”) ratio. Our aim is to preserve a stable funding structure in the medium-term for each of the Liquidity Management Units (“LMUs”) making up the BBVA Group, taking into account that maintaining an adequate volume of stable customer funds is key to achieving a sound liquidity profile. For the purpose of establishing the (maximum) target levels for LtSCD in each LMU and providing an optimal funding structure reference in terms of risk appetite, the Structural Risk team (which is part of our Global Risk Management) identifies and assesses the economic and financial variables that condition the funding structures in the various geographical areas.

The second core element in our liquidity and funding risk management is to achieve proper diversification of the wholesale funding structure, avoiding excessive reliance on short-term funding and establishing a maximum level of short-term wholesale borrowing.

The third element is that we aim to promote the short-term resilience of the liquidity risk profile, making sure that each LMU has sufficient collateral to address the risk of wholesale markets closing. Basic Capacity is based on short-term liquidity risk management and control metrics. It is defined as the relationship between the available explicit assets and the maturities of wholesale liabilities and volatile funds, at different terms, with special relevance being given to 30-day maturities.

Our principal source of funds is our customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on our customer deposits, we also access the interbank market (overnight and time deposits) and domestic and international capital markets for our additional liquidity requirements. To access the capital markets, we have in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. Another source of liquidity is our generation of cash flow from our operations. Finally, we supplement our funding requirements with borrowings from the Bank of Spain and from the ECB or the respective central banks of the countries where our subsidiaries are located. See Note 9 to the Consolidated Financial Statements for information on our borrowings from central banks.

The following table shows the balances as of December 31, 2014, 2013 and 2012 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

	As of December 31,
	2014	2013	2012
	(In Millions of Euros)
Deposits from central banks	28,193	30,893	46,475
Deposits from credit institutions	65,168	52,423	55,675
Customer deposits	319,060	300,490	282,795
Debt certificates	58,096	64,120	86,255
Subordinated liabilities	14,095	10,556	11,815
Other financial liabilities	7,288	6,067	7,792

Total	491,899	464,549	490,807

Customer deposits

Customer deposits amounted to €319,060 million as of December 31, 2014, compared to €300,490 million as of December 31, 2013 and €282,795 million as of December 31, 2012. The increase from December 31, 2013 to December 31, 2014 was primarily due to higher volumes of time deposits held by households and companies in non-resident sectors.

Our customer deposits, excluding assets sold under repurchase agreements, amounted to €294,443 million as of December 31, 2014 compared to €272,630 million as of December 31, 2013 and €253,746 million as of December 31, 2012.

Amounts due to credit institutions

Amounts due to credit institutions, including central banks, amounted to €93,361 million as of December 31, 2014, compared to €83,316 million as of December 31, 2013 and €102,150 million as of December 31, 2012. The increase as of December 31, 2014 compared to December 31, 2013, was related to repurchase agreements from credit institutions.

	As of December 31,
	2014	2013	2012
	(In Millions of Euros)
Deposits from credit institutions	65,168	52,423	55,675
Deposits from central banks	28,193	30,893	46,475

Total Deposits from credit institutions	93,361	83,316	102,150

Capital markets

We have continued making debt issuances in the domestic and international capital markets in order to finance our activities and as of December 31, 2014 we had €58,096 million of senior debt outstanding, comprising €57,026 million in bonds and debentures and €1,070 million in promissory notes and other securities, compared to €64,120 million, €62,802 million and €1,318 million outstanding as of December 31, 2013, respectively (€86,255 million, €75,099 million and €11,156 million outstanding, respectively, as of December 31, 2012). See Note 21.3 to the Consolidated Financial Statements.

In addition, we had a total of €11,696 million in subordinated debt and €1,910 million in preferred securities outstanding as of December 31, 2014, compared to €8,432 million and €1,827 million outstanding as of December 31, 2013, respectively.

The breakdown of the outstanding subordinated debt and preferred securities by entity issuer, maturity, interest rate and currency is disclosed in Appendix VI of the Consolidated Financial Statements.

The following is a breakdown as of December 31, 2014 of the maturities of our debt certificates (including bonds) and subordinated liabilities, disregarding any valuation adjustments and accrued interest (regulatory equity instruments have been classified according to their contractual maturity):

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	—	2,026	4,797	5,287	30,723	13,285	56,118
Subordinated liabilities	—	—	2	77	1,382	12,105	13,606

Total	—	2,026	4,799	5,364	32,105	25,430	69,724

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

See Note 50 of the Consolidated Financial Statements for additional information on our Consolidated Statements of Cash Flows.

Capital

Our estimated capital ratios are based on our interpretation, expectations and understanding of the respective requirements, and are necessarily subject to further regulatory clarity and rulemaking.

On June 27, 2013, the European Union Official Bulletin published CRD IV and the CRR.

This regulation came into effect on January 1, 2014. From this date on, any clauses from the previous regulation (Circular 3/2008 of the Bank of Spain and Basel II accord) that oppose the new European regulation were revoked. CRD IV requires adoption by a national law for its implementation. Thus, in November 2013, RD-L 14/2013 was published to partially incorporate CRD IV into Spanish law. On January 31, 2014, Bank of Spain Circular 2/2014 was published to introduce regulation and domestic discretionary measures contained in the CRR. Finally, the transposition of CRD IV to Spanish law has been largely completed by Law 10/2014, which implements certain other European regulatory changes applicable to credit institutions in matters such as their supervisory regime and sanctions into Spanish law and provides for a new comprehensive law on the supervision and solvency of financial institutions, and RD 84/2015, developing Law 10/2014.

By means of the new Circular 2/2014, the Bank of Spain has made certain regulatory determinations under the CRR pursuant to the delegation contained in RD-L 14/2013 including, among other things, certain rules concerning the applicable transitional regime on capital requirements and the treatment of deductions and establishing a 4.5% Tier 1 common equity requirement and a 6% Tier 1 capital requirement.

The implementation of this new regulation introduced a higher quality of capital requirement together with an increase in deductions and capital requirements for certain asset groups and new requirements on capital, leverage and liquidity buffers.

Under the CRD IV applicable as of December 31, 2014, we were required to have a ratio of consolidated stockholders’ equity to risk-weighted assets and off-balance sheet items (net of certain amounts) of not less than 8%. As of December 31, 2014, this ratio was 15.1%.

In addition, the ECB requires certain financial institutions, including BBVA, to comply with extra capital requirements above the Pillar 1 requirements that may be material and which vary on a case-by-case basis to cover risks they believe are not covered or insufficiently covered by the Pillar 1 requirements (the “Pillar 2 requirements”). See “Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements”.

Under the Bank of Spain’s capital adequacy regulations applicable as of December 31, 2013, we were required to have a ratio of consolidated stockholders’ equity to risk-weighted assets and off-balance sheet items (net of certain amounts) of not less than 8%. As of December 31, 2013, this ratio was 12.9%. For additional information on the calculation of these ratios, see Note 31 to the Consolidated Financial Statements.

Our estimated consolidated ratios as of December 31, 2014 (based on the CRD IV framework) and December 31, 2013 (based on the previous regulation, the Bank of Spain’s capital adequacy regulation, Circular 3/2008) were as follows:

	As of December 31,	As of December 31,	% Change
	2014	2013	2014-2013
	(in Millions of Euros)
Stockholders’ funds	47,984	44,359	8.2
Adjustments	(6,152)	(8,534)	(27.9)
Mandatory convertible bonds	—	—	(100.0)
CORE CAPITAL	41,832	35,825	16.8
Preferred securities	4,205	2,905	44.8
Adjustments	(4,205)	(786)	435.0
CAPITAL (TIER I)	41,938	37,944	10.2
OTHER ELIGIBLE CAPITAL (TIER II)	10,986	3,729	194.6
CAPITAL BASE (TIER I + TIER II) (a)	52,818	41,673	26.7
Minimum capital requirement (BIS II Regulations)	28,064	25,871	8.5
CAPITAL SURPLUS	24,754	15,802	56.7
RISK WEIGHTED ASSETS (b)	350,803	323,388	8.5

BIS RATIO (a)/(b)	15.1%	12.9%
CORE CAPITAL	11.9%	11.1%
TIER I	11.9%	11.7%
TIER II	3.1%	1.2%

The comparison of the amounts as of December 31, 2014 with the amounts as of December 31, 2013 is affected by the differences between the applicable regulations as of each date.

The minimum capital requirements under CRD IV (8% of RWA) amounted to €28,064 million as of December 31, 2014. Thus, excess capital resources (over the required 8% of RWA) stood at €24,754 million. Therefore, as of December 31, 2014, the Group’s capital resources were 88.2% higher than the minimum required levels.

The quality of the capital base improved during 2014, since core capital as of December 31, 2014 amounted to €41,832 million, compared with €35,825 million as of December 31, 2013.

Changes during 2014 in the amount of Tier 1 capital were mainly due to the accumulated profit, net of dividends, until December 31, 2014, the capital increase carried out in late 2014 (see Note 25 of the Consolidated Financial Statements), and also the issuance of contingent convertible perpetual securities (see Note 21.4 of the Consolidated Financial Statements). This increase was partially offset by new deductions that entered into force on January 1, 2014 which included mainly equity adjustments for prudent valuation, certain indirect or synthetic positions of treasury shares, interests in significant financial institutions, deferred tax assets and due to the lower weighting of certain elements (e.g. minority interests and preferred shares).

The Tier 2 capital increase as of December 31, 2014 compared with as of December 31, 2013 was mainly due to movements in other subordinated liabilities and the issuance of subordinated bonds in April 2014 (see Note 21.4 of the Consolidated Financial Statements).

With regard to minimum capital requirements, the increase is mainly due to the different criteria applied with regard to computing requirements according to CRR such as the Credit Valuation Adjustment for deferred tax assets or significant stakes in financial institutions in the amount not deducted and increased activity in the Group’s units, mainly outside Europe.

C.	Research and Development, Patents and Licenses, etc.

In 2014, we continued to foster the use of new technologies as a key component of our global development strategy. We explored new business and growth opportunities, focusing on three major areas: emerging technologies; digital banking; and data driven initiatives, in each case with the customer as the focal point of our banking business.

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

In addition, there are other challenges which are unrelated to the interest or preferences of consumers, such as the Value Added Tax regime for banks. The Value Added Tax regime for banks is consistent with a more general trend of increasing pressure on financial systems. Within the Euro area, several countries are imposing new taxes on the financial industry, such as bank levies, financial activity taxes or financial transactions taxes. In addition, there is an agreement to introduce a Financial Transaction Tax in 11 EU countries under an enhanced cooperation agreement although the terms of the tax are still under discussion. Differing tax regimes could set incentives for banks to operate, or transactions to take place, in those geographies where the tax pressure is lower. The implementation of new regulations in countries where we operate which results in increased tax pressure, or our inability to operate in geographies where the tax pressure is lower, could have a material impact on our profitability.

Regarding restructuring and resolution of credit institutions, an agreement on the BRRD was reached in the February 2014 ECOFIN. The final approval of the BRRD was achieved in December 2014. The BRRD is binding since January 2015, but the bail-in tool, which is one of the cornerstones of the BRRD, will only be operational from 2016. The BRRD sets a common framework for all EU countries with the intention to pre-empt bank crises and resolve financial institutions in an orderly manner in the event of failure, whilst preserving essential bank operations and minimizing taxpayers’ costs, thus helping restore confidence in Europe’s financial sector.

The bail-in implies that banks’ creditors will be written down or converted into equity in a resolution scenario, and that they should shoulder much of the burden to help recapitalize a failed bank instead of the taxpayers. In order for this new banking rescue philosophy to be effective, the BRRD requires banks to have enough liabilities that could be eligible to bail-in – the “Minimum Required Eligible Liabilities (“MREL”). Despite the impact on the banks’ liability structure, we believe the introduction of the bail-in tool and the MREL enhances banks’ fundamentals, encourages positive discrimination between issuers, breaks down the sovereign-banking link and increases market discipline.

With respect to banking structural reforms, the European Commission released a proposal in January 2014. The proposal is twofold and imposes: (i) a prohibition on proprietary trading and (ii) an annual supervisory examination of trading activities that may trigger the separation of market-making, complex derivatives and risky securitization if the thresholds on a certain number of metrics are breached (a wider separation is possible under supervisory discretion). The reform would apply to Global Systemically Important Banks and banks with significant trading activities. This initiative raises concerns from a global perspective. First, if implemented, it will affect activities that are essential for the well-functioning of the markets such as market-making. Further, it may also foster concentration in risky trading business lines with increased systemic risk by applying structural separation on a too large scope of banks including those predominantly retail banks that may be forced to divest from their trading activities as they would no longer be viable. The ECB issued an opinion on the proposal in November 2014. The European Parliament is expected to vote this proposal in May - June 2015 and the agreement between the Council and the European Parliament is expected in the end of 2015.

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

For a description of trends, uncertainties and events that could have a material adverse effect on us or that could cause the financial information disclosed herein not to be indicative of our future operating results or financial condition, see “Item 3. Key Information—Risk Factors”.

E.	Off-Balance Sheet Arrangements

In addition to loans, we had outstanding the following off-balance sheet arrangements at the dates indicated:

	As of December 31,
	2014	2013	2012
	(In Millions of Euros)
Bank guarantees	28,297	28,082	29,976
Letters of credit	5,397	5,422	7,007

Total	33,694	33,504	36,983

In addition to the off-balance sheet arrangements described above, the following tables provide information regarding commitments to extend credit and assets under management as of December 31, 2014, 2013 and 2012:

	As of December 31,
	2014	2013	2012
	(In Millions of Euros)
Commitments to extend credit
Credit institutions	1,057	1,583	1,946
Government and other government agencies	1,359	4,354	1,360
Other resident sectors	21,784	20,713	21,982
Non-resident sector	72,514	60,892	58,231

Total	96,714	87,542	83,519

	As of December 31,
	2014	2013	2012
	(In Millions of Euros)
Assets under management
Mutual funds	52,922	43,600	40,118
Pension funds	24,755	21,074	84,500
Customer portfolios	35,129	31,073	28,138

Total	112,807	95,747	152,756

See Note 35 to the Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Our consolidated contractual obligations as of December 31, 2014 based on when they are due, were as follows:

	Less Than One Year	One to Three Years	Three to Five Years	Over Five Years	Total
	(In Millions of Euros)
Senior debt	12,027	25,072	5,734	13,285	56,118
Subordinated debt	79	1,185	197	12,145	13,606
Deposits from customers	278,981	29,912	2,757	6,488	318,138
Capital lease obligations	—	—	—	—	—
Operating lease obligations	267	272	272	2,410	3,221
Purchase obligations	50	—	—	—	50
Post-employment benefits (1)	430	1,526	1,256	2,084	5,296
Insurance commitments	1,046	1,444	1,517	6,452	10,460

Total (2)	292,879	59,411	11,733	42,864	406,888

(1)	Represents the Group’s estimated aggregate amounts for pension commitments in defined-benefit plans and other post-employment commitments (such as early retirement and welfare benefits), based on certain actuarial assumptions. Post-employment benefits are detailed in Note 24 to the Consolidated Financial Statements.
(2)	Interest to be paid is not included (see Note 21 to the Consolidated Financial Statements). The majority of the senior and subordinated debt was issued at variable rates. The financial cost of such issuances for 2014, 2013 and 2012 is detailed in Note 36.2 to the Consolidated Financial Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

General shareholders’ meetings are subject to their own set of regulations on issues such as how they operate and what rights shareholders enjoy regarding such meetings. These establish the possibility of exercising or delegating votes over remote communication media.

Our Board of Directors has approved a report on corporate governance and a report on director’s remuneration for 2014, according to the forms set forth under Spanish regulation for listed companies.

Shareholders and investors may find the documents referred to above on our website (www.bbva.com).

Our website was created as an instrument to facilitate information and communication with shareholders. It provides special direct access to all information considered relevant to BBVA’s corporate governance system in a user-friendly manner. In addition, all the information required by article 539 of the Corporate Enterprises Act can be accessed on BBVA’s website (www.bbva.com).

A.	Directors and Senior Management

We are managed by a Board of Directors that currently has 15 members.

Pursuant to article one of the Board Regulations, Bank directorships may be executive or non-executive. Executive directors are those who perform management functions in the Company or its Group entities, regardless of the legal relationship they have with such companies. All other Board members will be considered non-executives and they may be proprietary, independent or other external directors.

Independent directors are those non-executive directors who have been appointed in view of their personal and professional background who can perform their duties without being constrained by their relations with the Company or its Group, its significant shareholders or its executives. Under the Board Regulations, directors cannot be deemed independent if they:

(a)	have been employees or executive directors in Group companies, unless three or five years have elapsed, respectively since they ceased as employees or executive directors, as the case may be;

(b)	receive from the Company or its Group entities, any amount or benefit for an item other than remuneration for their directorship, except where the sum is insignificant and expect further for dividends or pension supplements that a director may receive due to a former professional or employment relationship, provided these are unconditional and, consequently, the company paying them may not at its own discretion, suspend, amend or revoke their accrual unless there has been a breach of duty;

(c)	are partners of the external auditor or in charge of the audit report or have been so in the last three years, whether the audit in question was carried out on the Company or any other Group entity;

(d)	are executive directors or senior managers of another company in which a Company’s executive director or senior manager is an external director;

(e)	maintain any significant business relationship with the Company or with any Group company or have done so over the last year, either in their own name or as a significant shareholder, director or senior manager of a company that maintains or has maintained such a relationship. Business relationship means any relationship as supplier of goods or services, including financial goods or services, and as advisor or consultant;

(f)	are significant shareholders, executive directors or senior managers of any entity that receives, or has received over the last three years, donations from the Company or its Group. Those persons who are merely trustees in a foundation receiving donations shall not be deemed to be included under this letter;

(g)	are spouses, or spousal equivalents or related up to second degree of kinship to an executive director or senior manager of the Company;

(h)	have not been proposed by the Appointments Committee for appointment or renewal;

(i)	have held a directorship for a continuous period of more than 12 years; or

(j)	are related to any significant shareholder or shareholder represented on the Board of Directors under any of the circumstances described under letters (a), (e), (f) or (g) above. In the event of kinship relationships mentioned in letter (g), the limitation will apply not only with respect to the shareholder, but also with respect to their proprietary directors in the company in which the shareholder holds an interest.

Directors who hold shares in the Bank may be considered independent provided they comply with the above conditions and their shareholding is not legally considered to be significant.

Regulations of the Board of Directors

The principles and elements comprising our corporate governance are set forth in our Board Regulations, which govern the internal procedures and the operation of the Board and its committees and directors’ rights and duties as described in their charter.

The full text of the Board Regulations can be read on the Bank’s corporate website (www.bbva.com).

The following provides a brief description of several significant matters covered in the Regulations of the Board of Directors.

Appointment and Re-election of Directors

The proposals that the Board submits to the Company’s annual general shareholders’ meeting for the appointment or re-election of directors and the appointments the Board makes directly to cover vacancies, exercising its powers of co-option will be approved at the proposal of the Appointments Committee in the case of independent directors, and following a report from said Committee for all other directors.

In all such cases the proposal must be accompanied by a report of the Board explaining the grounds on which the Board of Directors has assessed the competence, experience and merits of the candidate proposed, which will be attached to the minutes of the general shareholders’ meeting or of the Board of Directors.

To such end, the Appointments Committee will evaluate the balance of skills, knowledge and expertise on the Board of Directors, as well as the conditions that candidates should display to fill the vacancies arising, assessing the dedication necessary to be able to suitably perform their duties in view of the needs that the Company’s governing bodies may have at any time.

Term of Directorships and Director Age Limit

Directors will stay in office for the term defined by our bylaws (three years). If they have been co-opted, they will stay in office until the first general shareholders’ meeting is held. The general shareholders’ meeting may then ratify their appointment for the term of office established under our bylaws.

BBVA’s Board of Directors Regulations establishes an age limit for sitting on the Bank’s Board. Directors must present their resignation at the first meeting of the Bank’s Board of Directors to be held after the general shareholders’ meeting that approves the accounts for the year in which they reach the age of seventy-five.

Evaluation

Article 17 of the Board Regulations indicates that the Board of Directors will assess the quality and efficiency of the Board’s operation and will assess the performance of the duties of the Chairman of the Board. Such assessment will always begin with the report submitted by the Appointments Committee. Likewise, evaluation of the operation of its Committees, on the basis of the report that each Committee submits to the Board of Directors.

Moreover, article 5 of the Board Regulations establishes that the Chairman, who is responsible for the efficient running of the Board of Directors, will organize and coordinate the periodic assessment of the Board’s performance with the Chairs of the relevant Committees. Pursuant to the provisions of the Board Regulations, as in previous years, in 2014 the Board of Directors assessed the quality and efficiency of its own operation and of its Committees, as well as the performance of the duties of the Chairman, both as Chairman of the Board and as Chief Executive Officer of the Bank.

Performance of Directors’ Duties

Directors must comply with their duties as defined by legislation and by our bylaws in a manner that is faithful to the interests of the Company.

They will participate in the deliberations, discussions and debates on matters submitted for their consideration and will be appraised of the necessary information to be able to form their own opinions regarding questions corresponding to our corporate bodies. They may request any additional information and advice they require to comply with their duties. They are obliged to attend the meetings of corporate bodies and of the Board Committees on which they sit, unless they can justify the reason for their absence.

The directors may also request the Board of Directors for assistance from external experts on matters subject to their consideration whose special complexity or importance so requires.

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

Incompatibilities

Directors are also subject to the rules on limitations and incompatibilities established under the applicable regulations at any time, and in particular, to the provisions of Spanish Law 10/2014 on the organization, supervision and solvency of credit institutions. A director of BBVA may not be a director in companies in which the Group or any of the Group companies hold a stake. Non-executive directors may hold a directorship in the Bank’s associated companies or in any other Group company provided the directorship is not related to the Group’s holding in such companies. As an exception and when proposed by the Bank, executive directors are able to hold directorships in companies directly or indirectly controlled by the Bank with the approval of the Executive Committee, and in other associated companies with the approval of the Board of Directors.

Former directors of the Bank may not provide services to another financial institution competing with the Bank or its subsidiaries for two years after leaving their directorship, except with express authorization from the Board of Directors, which it may refuse to give on grounds of the Company’s interest.

Directors’ Resignation and Dismissal

Furthermore, in the following circumstances, reflected in the Board Regulations, directors must place their office at the disposal of the Board of Directors and accept its decision regarding their continuity or non-continuity in office. Should the Board resolve they do not continue in office, they will be obliged to tender their resignation:

•	when they are affected by circumstances of incompatibility or prohibition as defined under prevailing legislation, in our bylaws or in the Board Regulations;

•	when significant changes occur in their professional or personal situation that may affect the condition by virtue of which they were appointed to the Board of Directors;

•	when they are in serious dereliction of their duties as directors;

•	when for reasons attributable to the director in his or her condition as such, serious damage has been done to the Company’s net worth, credit or reputation; or

•	when they lose their suitability to hold the position of director of the Bank.

The Board of Directors

Our Board of Directors is currently comprised of 15 members.

The following table sets forth the names of the members of the Board of Directors as of that date of this Annual Report on Form 20-F, their date of appointment and, if applicable, re-election, their current positions and their present principal outside occupation and employment history.

Name	Birth Year	Current Position	Date Nominated	Date Re-elected	Present Principal Outside Occupation and Employment History(*)
Francisco González Rodríguez (1)	1944	Chairman and Chief Executive Officer	January 28, 2000	March 15, 2013	Chairman and CEO of BBVA, since January 2000; Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer.
Ángel Cano Fernández (1)	1961	President and Chief Operating Officer	September 29, 2009	March 15, 2013	President and Chief Operating Officer of BBVA, since September 2009. Director of Grupo Financiero BBVA Bancomer S.A. de C.V., BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, and Türkiye Garanti Bankasi A.Ş. BBVA Director of Resources and Means from 2005 to 2009.
Tomás Alfaro Drake (2)(3)(4)	1951	Independent Director	March 18, 2006	March 14, 2014	Chairman of the Appointments Committee of BBVA since May 25, 2010. Director of Internal Development and Professor in the Finance department of Universidad Francisco de Vitoria.

Name	Birth Year	Current Position	Date Nominated	Date Re-elected	Present Principal Outside Occupation and Employment History(*)
José Miguel Andrés Torrecillas	1955	Independent Director	March, 13, 2015	Not applicable	Chairman of Ernst & Young Spain from 2004 to 2014, where he has been a partner since 1987 and has also held a series of senior offices, including Director of the Banking Group from 1989 to 2004 and Managing Director of the Audit and Advisory practices at Ernst & Young Italy and Portugal from 2008 to 2013. He is also a member of the Official Register of Account Auditors and the Register of Auditor Economists.
Ramón Bustamante y de la Mora (5)	1948	External Director	January 28, 2000	March 15, 2013	Was Senior Managing Director and Chairman of the Control Committee, Senior Managing Director of Retail Banking and Non-Executive Deputy Chairman of Argentaria and Chairman of Unitaria (1997).
José Antonio Fernández Rivero (3)(5)(6)	1949	Independent Director	February 28, 2004	March 13, 2015	Chairman of Risk Committee since March 30, 2004; in 2001 was appointed Group General Manager until January 2003. Has been the director representing BBVA on the Boards of Telefónica, Iberdrola, and of Banco de Crédito Local, and Chairman of Adquira.
Ignacio Ferrero Jordi (1)(4)	1945	External Director	January 28, 2000	March 15, 2013	Chairman of the Board of Directors of Idilia Foods, S.L., Chairman of the Board of Directors of Grupo Idilia, S.L., and member of the Board of AECOC (Asociación Española de Codificación Comercial).
Belén Garijo López (2)	1960	Independent Director	March 16, 2012	March 13, 2015	President and CEO of Merck Serono, Member of the Executive Board and CEO of Merck Healthcare, Member of the Board of Directors of L’Oréal and Chair of the International Executive Committee of PhRMA, ISEC (Pharmaceutical Research and Manufacturers of America) since 2011.
José Manuel González-Páramo Martínez-Murillo	1958	Executive Director	May 29, 2013	March 14, 2014	Executive Director of BBVA since May 29, 2013. Member of the European Central Bank (ECB) Governing Council and Executive Committee from 2004 to 2012. Chairman of European DataWarehouse GmbH since 2013. Head of BBVA’s Global Economics, Regulation and Public Affairs.
Carlos Loring Martínez de Irujo (2)(4)	1947	Independent Director	February 28, 2004	March 14, 2014	Chairman of the Remuneration Committee of BBVA since May 2010 (former Chairman of the Appointments and Remuneration Committee). Was Partner of J&A Garrigues, from 1977 until 2004.
Lourdes Máiz Carro	1959	Independent Director	March 14, 2014	Not applicable	Secretary of the Board of Directors and Director of the Legal Services at Iberia, Líneas Aéreas de España. Joined the Spanish State Counsel Corps (Cuerpo de Abogados del Estado) and from 1992 until 1993 she was Deputy to the Director in the Ministry of Public Administration. From 1993 to 2001 held various positions in the Public Administration.

Name	Birth Year	Current Position	Date Nominated	Date Re-elected	Present Principal Outside Occupation and Employment History(*)
José Maldonado Ramos (1)(3)(4)	1952	External Director	January 28, 2000	March 13, 2015	Was appointed Director and General Secretary of BBVA, in January 2000. Took early retirement as Bank executive in December 2009.
José Luis Palao García-Suelto (2)(3)(5)	1944	Independent Director	February 1, 2011	March 14, 2014	Chairman of the Audit and Compliance Committee of BBVA since March 29, 2011. Senior Partner of the Financial Division in Spain of Arthur Andersen, from 1979 until 2002. Independent consultant from 2002 to 2010.
Juan Pi Llorens (4)(5)	1950	Independent Director	July 27, 2011	March 13, 2015	Had a professional career at IBM holding various senior posts at a national and international level including Vice President for Sales at IBM Europe, Vice President of Technology & Systems Group at IBM Europe and Vice President of the Finance Services Sector at GMU (Growth Markets Units) in China. He was executive President of IBM Spain.
Susana Rodríguez Vidarte (1)(3)(5)	1955	External Director	May 28, 2002	March 14, 2014	Holds a Chair in Strategy at the Faculty of Economics and Business Sciences at Universidad de Deusto. Member of Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accountants and Auditors Institute) and Doctor in Economic and Business Sciences from Universidad de Deusto.

(*)	Where no date is provided, the position is currently held.
(1)	Member of the Executive Committee.
(2)	Member of the Audit and Compliance Committee.
(3)	Member of the Appointments Committee.
(4)	Member of the Remuneration Committee.
(5)	Member of the Risk Committee.
(6)	Lead Director

Executive Officers or Management Committee (Comité de Dirección)

Our executive officers were each appointed for an indefinite term. Their positions as of the date of this Annual Report on Form 20-F are as follows:

Name	Current Position	Present Principal Outside Occupation and Employment History (*)
Francisco González Rodríguez	Chairman and Chief Executive Officer	Chairman and CEO of BBVA, since January 2000; Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and BBVA Bancomer S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer.
Ángel Cano Fernández	President and Chief Operating Officer	President and Chief Operating Officer of BBVA, since September 2009. Director of Grupo Financiero BBVA Bancomer S.A. de C.V., BBVA Bancomer, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, and Türkiye Garanti Bankasi A.Ş. BBVA Director of Resources and Means from 2005 to 2009.
Juan Ignacio Apoita Gordo	Head of Human Resources and Services	BBVA Head of Human Resources and Services since September 2009. BBVA Head of Human Resources Director from 2006 to 2009.
Eduardo Arbizu Lostao	Head of Legal Services and Compliance	Head of Legal department of BBVA, since 2002; Managing Director of Barclays Retail Operations in Continental Europe (France, Spain, Portugal, Italy and Greece) from 1997 to 2002.
Juan Asúa Madariaga	Head of Corporate and Investment Banking	Head of Corporate and Investment Banking in BBVA. Head of Spain and Portugal in BBVA from 2007 to 2012. Head of Corporate and Middle cap co. of Spain and Portugal in BBVA from 2006 to 2007.
Manuel Castro Aladro	Head of Global Risk Management	Head of BBVA Global Risk Management department since September 2009. Head of Business Development and Innovation in BBVA from 2003 to 2009.
Ignacio Deschamps González	Head of Global LOBs & South America	Head of Global LOBs & South America of BBVA since March 2014. Chairman of the Board of Directors and CEO of BBVA Bancomer from 2008 to 2012. Vice Chairman of the Board of Directors and CEO of BBVA Bancomer from 2006 to 2008.
Ricardo Gómez Barredo	Head of Global Accounting and Information Management	Head of Global Accounting and Information Management since 2011. Head of Financial Planning Management Control of BBVA’s Group from 2006 to 2011.
Ignacio Moliner Robredo	Global Communications and Brand Director	Global Communications and Brand Director since 2012. Director of Global Corporate Communications and Deputy of the Communication and Brand department in BBVA from 2010 to 2012. Chief Executive Officer of Uno-e Bank and Consumer Finance from 2008 to 2010.
Ramón Monell Valls	Head of Innovation & Technology	Head of BBVA Innovation and Technology since September 2009. BBVA Director of Innovation and Technology, BBVA’s Group Business Manager from 2006 to 2009. From 2002 to 2005, Chief Executive Officer of BBVA in Chile.
Cristina de Parias Halcón	Head of Spain and Portugal	Head of Spain and Portugal since March 2014. Head of the Central Area in Spain from 2011 to 2014. She joined BBVA in 1998 and has held positions in digital business development, payment systems, Uno-e and consumer finance from 1998 to 2011.
Vicente Rodero Rodero	Head of Mexico	Head of Mexico since 2011. Chief Executive Officer of BBVA Bancomer. General Manager for Commercial Banking at BBVA Spain from 2004 to 2007. Regional Manager at BBVA Madrid from 2002 to 2004.

Name	Current Position	Present Principal Outside Occupation and Employment History (*)
Jaime Sáenz de Tejada Pulido	Head of Strategy and Finance	Head of Strategy and Finance since March 2014.Head of Spain and Portugal from 2012 to 2014. Business Development Manager of Spain and Portugal at BBVA from 2010 to 2012. Central Area Manager of Madrid and Castilla La Mancha from 2007 to 2010.
Manuel Sánchez Rodríguez	Country Manager BBVA USA	Chairman and CEO of BBVA Compass from 2008 to 2010 and Country Manager from 2010. From 2007 to 2008 Chief of Community Banking at BBVA Compass. Chairman and CEO of Laredo National Bank from 2005 to 2007.
Carlos Torres Vila	Head of Digital Banking	Head of Digital Banking since March 2014. BBVA Strategy & Corporate Development Director since January 2009 until March 2014. He entered in BBVA on September 2008. Corporate Director of Strategy of Endesa and member of the Executive Committee and board member of Endesa Chile from 2002 to 2007.

(*)	Where no date is provided, positions are currently held.

B.	Compensation

The provisions of BBVA’s bylaws that relate to compensation of directors are in strict accordance with the relevant provisions of Spanish law.

Remuneration of non-executive directors in 2014

The cash remuneration paid to non-executive directors who are members of the Board of Directors during 2014 is indicated below in thousands of euros. The figures are given individually for each non-executive director and itemized:

	Board of Directors	Executive Committee	Audit and Compliance Committee	Risk Committee	Remuneration Committee	Appointments Committee	Total
Tomás Alfaro Drake	129	—	71	—	21	102	323
Ramón Bustamante y de la Mora	129	—	71	107	—	—	307
José Antonio Fernández Rivero (1)	129	—	—	214	—	41	383
Ignacio Ferrero Jordi	129	167	—	—	43	—	338
Belén Garijo López	129	—	71	—	—	—	200
Carlos Loring Martínez de Irujo	129	—	71	—	107	—	307
Lourdes Máiz Carro (2)	107	—	—	—	—	—	107
José Maldonado Ramos	129	167	—	—	43	41	379
José Luis Palao García-Suelto	129	—	179	107	—	20	435
Juan Pi Llorens	129	—	—	107	43	—	278
Susana Rodríguez Vidarte	129	167	—	53	21	41	411

Total (3)	1,395	500	464	588	278	244	3,469

(1)	José Antonio Fernández Rivero, in addition to the amounts detailed above, received a total of €546 thousand as a former director of BBVA now on early retirement. As of November 1, 2014, his status changed to retired, and he has received a retirement pension amount of €95 thousand from an insurance company.
(2)	Lourdes Máiz Carro was appointed director on March 14, 2014, by decision of the general shareholders’ meeting.

(3)	Juan Carlos Álvarez Mezquíriz, who ceased director duties on March 14, 2014, received a total amount of €84 thousand as compensation for his position on the Board of Directors, Executive Committee and the Appointments Committee.

Furthermore, €117 thousand in healthcare and accident insurance premiums were paid in 2014 on behalf of non-executive directors.

Remuneration of executive directors in 2014

The remuneration paid to executive directors during 2014 is indicated below in thousands of euros. The figures are given individually for each executive director and itemized:

	Fixed Remuneration	Annual Variable Cash Remuneration (1)	Deferred Variable Cash Remuneration (2)	Total Cash	Annual Variable Remuneration in BBVA shares (1)	Deferred Variable Remuneration in BBVA shares (2)	Total Shares
Chairman and CEO	1,966	797	682	3,445	88,670	122,989	211,659
President and COO	1,748	495	432	2,675	55,066	84,995	140,061
José Manuel González-Páramo Martínez-Murillo	800	48	—	848	5,304	—	5,304

Total	4,514	1,340	1,114	6,968	149,040	207,984	357,024

(1)	Amounts corresponding to 50% of the Annual Variable Remuneration for 2013.
(2)	Amounts corresponding to the sum of the deferred parts of the Annual Variable Remuneration from previous years (2012 and 2011) and the LTI 2010-2011 in shares; as well as their corresponding updates in cash, vested in 2014.

Furthermore, executive directors were paid remunerations in kind and other remuneration in 2014 for a total amount of €54,196, of which €13,527 correspond to the Chairman and CEO; €25,971 to the President and COO; and €14,698 to José Manuel González-Páramo Martínez-Murillo.

Executive director remuneration corresponding to the system applied to BBVA’s entire management team comprises a fixed remuneration and an annual variable remuneration, which in turn comprises an ordinary variable remuneration in cash and a variable remuneration in shares based on the incentive for the BBVA Group management team (hereinafter the “Annual Variable Remuneration”).

During 2014, executive directors were paid the amount of the fixed remuneration corresponding to this period and the variable remuneration that corresponded to them in that year according to the settlement and payment system as agreed at the general shareholders’ meeting (the “Settlement and Payment System”), which determines that:

•	At least 50% of the total Annual Variable Remuneration shall be paid in BBVA shares.

•	The payment of 50% of the Annual Variable Remuneration shall be deferred in time, the deferred amount being paid in thirds over the three-year period following its settlement.

•	Shares vested pursuant to the rules explained above (except for shares in an amount equal to the tax accruing on the vesting of such shares) may not be disposed of by their beneficiaries during a period of one year after they have vested.

•	The payment of the deferred Annual Variable Remuneration payable may be limited or impeded in certain cases (malus clauses).

•	The deferred parts of the Annual Variable Remuneration will be adjusted in the terms established by the Board of Directors.

In 2014, executive directors have thus been paid the following variable remuneration:

•	Annual Variable Remuneration for 2013. In 2014, executive directors received the amount corresponding to 50% of the Annual Variable Remuneration (in cash and shares) for 2013 (shown in the table above). The remaining 50% of Annual Variable Remuneration corresponding to 2013 deferred as per the Settlement and Payment System described above, was deferred to be paid, subject to the conditions mentioned above, in three parts during the first quarters of 2015, 2016 and 2017, so that the Chairman and CEO will receive for this concept in each one of these years €265,713 and 29,557 shares in BBVA; the President and COO, €165,012 and 18,356 shares in BBVA; and José Manuel González-Páramo, €15,894 and 1,768 shares in BBVA. (José Manuel González-Páramo was appointed as a BBVA director by agreement of the Board of Directors on May 29, 2013, and therefore his Annual Variable Remuneration for 2013 is proportional to the months in this role).

•	Deferred parts of the Variable Remuneration from prior years paid in 2014. In 2014, the Chairman and CEO and the President and COO were also paid, in application of the Settlement and Payment System, the following variable remuneration:

•	Annual Variable Remuneration for 2012— The amount corresponding to the first third of the deferred Annual Variable Remuneration for 2012, both in cash and shares, following the corresponding update: €273,902 and 36,163 shares for the Chairman and CEO, and €166,877 and 22,032 shares for the President and COO. The remaining two thirds for the deferred Annual Variable Remuneration corresponding to 2012 are to be paid during the first quarters of 2015 and 2016, subject to the conditions mentioned above.

•	Annual Variable Remuneration for 2011— The amount corresponding to the second third of the deferred Annual Variable Remuneration for 2011, both in cash and shares, following the corresponding update: €381,871 and 51,826 shares for the Chairman and CEO, and €242,883 and 32,963 shares for the President and COO. The remaining third for the deferred Annual Variable Remuneration corresponding to 2011 is to be paid during the first quarter of 2015, subject to the conditions mentioned above.

•	Multi-year Variable Share-based Remuneration Program for 2010/2011 (“LTI 2010-2011”). Lastly, in 2014 the Chairman and CEO and President and COO were paid the second third of the resulting deferred shares following settlement of the LTI 2010-2011, namely 35,000 shares to the Chairman and CEO and 30,000 shares to the President and COO, in addition to cash for the updated value of these deferred shares, namely €25,795 for the Chairman and CEO and €22,110 for the President and COO. Payment of the last remaining third of deferred shares resulting from the settlement of the LTI 2010-2011 is deferred to the first quarter of 2015, subject to the conditions mentioned above.

Annual Variable Remuneration of executive directors for year 2014

Following year-end 2014, the corresponding Annual Variable Remuneration for executive directors for 2014 was determined, applying the conditions established by the general shareholders’ meeting, resulting in the following: in the first quarter of 2015, executive directors have received 50% thereof, namely €865,644 and 112,174 shares in BBVA for the Chairman and CEO; €530,169 and 68,702 shares in BBVA for the President and COO; and €85,199 and 11,041 shares in BBVA for José Manuel González-Páramo Martínez-Murillo. The payment of the remaining 50% is deferred over a period of three years, which will thus be paid out during the first quarters of 2016, 2017 and 2018 in the amount of €288,548 and 37,392 shares in BBVA for the Chairman and CEO; €176,723 and 22,901 shares in BBVA for the President and COO; and €28,400 and 3,681 shares in BBVA for José Manuel González-Páramo Martínez-Murillo.

The payment of the deferred parts of the Annual Variable Remuneration for 2014 will be subject to the conditions of the Settlement and Payment System established according to the agreements adopted by the general shareholders’ meeting.

As of December 31, 2014, these amounts were recorded under the heading “Other liabilities – Accrued interest” of the consolidated balance sheet.

Remuneration for Management Committee members paid in 2014

This section includes aggregate information concerning the members of the Management Committee, who held this position as of December 31, 2014 (13 members), excluding executive directors.

In 2014, the remuneration paid to the members of BBVA’s Management Committee as a whole, excluding executive directors, amounted to €8,764 thousand in fixed remuneration. Additionally, the variable remuneration indicated below was paid in accordance with the described Settlement and Payment System.

•	Annual Variable Remuneration for 2013. An aggregate amount of €2,734 thousand and 304,579 shares in BBVA were paid in 2014 corresponding to the part of the Annual Variable Remuneration corresponding to 2013, in application of the Settlement and Payment System applicable to each member of the Executive Committee. The remaining Annual Variable Remuneration corresponding to 2013 was deferred to be paid, subject to the conditions cited above, in three parts during the first quarters of 2015, 2016 and 2017, so that this group will receive a sum of €911 thousand (based on the average exchange rates applicable as of December 31, 2014) and 101,098 shares in BBVA each year.

•	Deferred parts of the Variable Remuneration from prior years paid in 2014.

•	Annual Variable Remuneration for 2012. The aggregate amount of €765 thousand and 101,407 shares in BBVA were paid corresponding to the first third of the deferred Annual Variable Remuneration for 2012 after being updated. The remaining Annual Variable Remuneration corresponding to 2012 is deferred to be paid in thirds during the first quarters of 2015 and 2016 under the conditions mentioned above.

•	Annual Variable Remuneration for 2011. The aggregate amount of €989 thousand and 134,618 shares in BBVA were paid corresponding to the second third of the deferred Annual Variable Remuneration for 2011 after being updated. The remaining third for the deferred Annual Variable Remuneration corresponding to 2011 is to be paid during the first quarter of 2015 under the conditions mentioned above.

•	LTI 2010-2011. The total of 89,998 shares, were paid to the members of Executive Committee corresponding to the second third of the deferred shares resulting from the liquidation of the LTI 2010-2011. An additional €66 thousand were paid in concept of updating the deferred shares that were delivered. The remaining third for the deferred shares resulting from liquidation of the LTI 2010-2011 for this group is to be paid during the first quarter of 2015 under the conditions mentioned above.

In 2014, the remuneration in kind paid to the members of the Management Committee as a whole, excluding executive directors, amounted to €1,084 thousand.

Scheme for remuneration for non-executive directors with deferred distribution of shares

BBVA has a remuneration system with deferred distribution of shares in place for its non-executive directors that was approved by the general shareholders’ meeting held on March 18, 2006 and renewed for an additional five-year period through a resolution of the general shareholders’ meeting on March 11, 2011.

This system consists in the annual allocation of a number of “theoretical shares” to the non-executive directors, equivalent to 20% of the total cash remuneration received by each of them in the previous year. This is based on the average closing prices of the BBVA shares during the sixty trading sessions prior to the dates of the ordinary general shareholders’ meetings approving the annual financial statements for each year.

The delivery of the shares will be made, if applicable, to each beneficiary on the date he or she leaves his/her position as director on any grounds other than dereliction of duty.

The number of “theoretical shares” allocated to each non-executive director beneficiary of the deferred share distribution system in 2014, corresponding to 20% of the total cash remuneration received by said beneficiaries in 2013, is as follows:

	Theoretical shares allocated in 2014	Theoretical shares accumulated as of December 31, 2014
Tomás Alfaro Drake	6,693	43,159
Ramón Bustamante y de la Mora	6,807	69,512
José Antonio Fernández Rivero	8,497	69,013
Ignacio Ferrero Jordi	7,500	74,702
Belén Garijo López	4,437	7,957
Carlos Loring Martínez de Irujo	6,811	57,307
José Maldonado Ramos	8,402	36,268
José Luis Palao García-Suelto	9,181	29,658
Juan Pi Llorens	6,174	16,365
Susana Rodríguez Vidarte	6,817	53,919

Total (1)	71,319	457,860

(1)	Juan Carlos Álvarez Mezquíriz, who ceased to be a director on March 14, 2014, was assigned 7,453 theoretical shares.

Pensions commitments

The provisions recorded as of December 31, 2014 to cover pension commitments for executive directors stood at €26,026 thousand for the President and COO; and €269 thousand for José Manuel González-Páramo Martínez-Murillo. In addition, €2,624 thousand and €261 thousand were set aside in 2014 for the President and COO and José Manuel González-Páramo Martínez-Murillo, respectively, to cover the contingencies of retirement, disability and death contemplated in their contracts.

No other obligations regarding pensions for other executive directors are in place.

The provisions registered as of December 31, 2014 for pension commitments for Management Committee members, excluding executive directors, amounted to €89,817 thousand, of which €8,649 thousand were charged against 2014 earnings.

Extinction of contractual relationship

The Bank does not have any commitments to pay severance indemnity to executive directors other than the commitment in respect of José Manuel González-Páramo Martínez-Murillo, who is contractually entitled to receive an indemnity equivalent to twice his annual fixed remuneration should he cease to hold his position on grounds other than his own will, death, retirement, disability or dereliction of duty.

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

Committees

Our corporate governance system is based on the distribution of functions between the Board, the Executive Committee and the other specialized Board Committees, namely: the Audit and Compliance Committee; the Appointments Committee; the Remuneration Committee; and the Risk Committee.

Executive Committee

Our Board of Directors is assisted in fulfilling its responsibilities by the Executive Committee (Comisión Delegada Permanente) of the Board of Directors.

As of the date of this Annual Report, BBVA’s Executive Committee was comprised of two executive directors and three non-executive directors, as follows:

Position	Name
Chairman	Mr. Francisco González Rodríguez
Members	Mr. Ángel Cano Fernández Mr. Ignacio Ferrero Jordi Mr. José Maldonado Ramos Mrs. Susana Rodríguez Vidarte

According to our Board Regulations, the Executive Committee will be apprised of such business as the Board of Directors resolves to confer on it, in accordance with prevailing legislation, our bylaws or our Board Regulations.

The Executive Committee shall meet on the dates indicated in the annual calendar of scheduled meetings and when the chairman or acting chairman so decides. During 2014, the Executive Committee met twenty (20) times.

Audit and Compliance Committee

This committee shall perform the duties required under applicable laws, regulations and our bylaws. Essentially, it has authority from the Board to supervise the financial statements and the oversight of the Group.

The Board Regulations establish that the Audit and Compliance Committee shall have a minimum of four members, one of whom will be appointed by the Board taking into account their knowledge of accounting, auditing or both. In accordance with the Board Regulation, they shall all be independent directors, one of whom shall act as chairman, also appointed by the Board. See “Item 16.A. Audit Committee Financial Expert”.

As of the date of this Annual Report, the Audit and Compliance Committee members were:

Position	Name
Chairman	Mr. José Luis Palao García-Suelto
Members	Mr. Tomás Alfaro Drake Mr. Carlos Loring Martínez de Irujo Mrs. Belén Garijo López

Under the Board Regulations and the charter of the Audit and Compliance Committee, the scope of its functions is as follows (for purposes of the below, “entity” refers to BBVA):

•	report to the general shareholders’ meeting on questions raised with respect to those matters falling within the committee’s competence;

•	oversee the efficacy of the internal control of the Company, the internal audit and the risk-management systems, in the process of drawing up and reporting the regulatory financial information, including tax risks. Also to discuss with the financial auditor any significant weaknesses in the internal control system detected when the audit is conducted;

•	oversee the process of drawing up and reporting prescriptive financial information;

•	submit to the Board of Directors proposals on the selection, appointment, re-election and replacement of the external auditor, as well as their contractual conditions, and regularly collect information from the external auditor regarding the audit plan and its implementation, as well as preserving the auditor’s independence in the performance of their duties;

•	establish correct relations with the external auditor in order to receive information on any matters that may jeopardize their independence, for examination by the committee, and any others relating to the process of the financial auditing; as well as those other communications provided for by law and by the auditing regulations. Each year it must unfailingly receive the external auditors’ declaration of their independence with regard to the Company or entities directly or indirectly related to it, as well as information on additional services provided of any kind and the corresponding fees received by the external auditor or by persons or entities linked to them as provided for under the legislation on financial auditing;

•	each year before the external financial auditor issues their report on the financial statements, to issue a report expressing an opinion on the independence of the external financial auditor. This report must unfailingly contain the valuation of the provision of any services referred to in the previous item, considered individually and as a whole, other than the legally-required audit and with respect to the regime of independence or to the standards regulating audits;

•	report, prior to the Board of Directors adopting resolutions, on all those matters established by law, by our bylaws and by the Board Regulations, and in particular on:

•	the financial information that the Company must periodically publish;

•	the creation or acquisition of a holding in special-purpose entities or entities domiciled in countries or territories considered tax havens; and

•	related-party transactions;

•	oversee compliance with applicable domestic and international regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to anti-trust regulations. Also to ensure that any requests for action or information made by official authorities with competence in these matters are dealt with in due time and in due form;

•	ensure that the codes of ethics and of internal conduct on the securities market, as they apply to Group personnel, comply with regulatory requirements and are adequate;

•	especially to oversee compliance with the provisions applicable to directors contained in the Board Regulations, as well as their compliance with the applicable standards of conduct on the securities markets;

•	any other duties that may have been allocated under the Board Regulations or attributed to the committee by a Board of Directors resolution; and

•	the committee shall also monitor the independence of external auditors. This entails the following two duties:

•	avoiding any possibility of the warnings, opinions or recommendations of the auditors being adversely influenced; and

•	stipulating as incompatible the provision of audit and consulting services unless there are not available in the market alternatives as regards content, quality or efficiency of equal value to those which the audit firm or firms in its group could provide; in this case approval by the Committee will be required, but this decision can be delegated in advance to its Chairman.

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

The Audit and Compliance Committee meets as often as necessary to comply with its tasks, although an annual meeting schedule is drawn up in accordance with its duties. During 2014, the Audit and Compliance Committee met twelve (12) times.

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

In compliance with the Board Regulations, this committee shall comprise a minimum of three members who must be non-executive directors appointed by the Board of Directors, which will also appoint its chairman. The chairman and the majority of its members must be independent directors.

As of the date of this Annual Report, the members of the Appointments Committee were:

Position	Name
Chairman	Mr. Tomás Alfaro Drake
Members	Mr. José Antonio Fernández Rivero Mr. José Maldonado Ramos Mr. José Luis Palao García-Suelto Mrs. Susana Rodríguez Vidarte

The duties of the Appointments Committee under the Board Regulations are as follows:

•	submit proposals to the Board of Directors on the appointment, reelection or separation of independent directors and report on proposals for the appointment, re-election or separation of the other directors.

To such end, the Committee will evaluate the balance of skills, knowledge and expertise on the Board of Directors, as well as the conditions that candidates should display to fill the vacancies arising, assessing the dedication necessary to be able to suitably perform their duties in view of the needs that the Company’s governing bodies may have at any time.

The Committee will ensure that when filling new vacancies, the selection procedures are not marred by implicit biases that may entail any discrimination and in particular discrimination that may hinder the selection of female directors, trying to ensure that women who display the professional profile being sought are included on the shortlists.

Likewise, when drawing up proposals within its scope of competence for the appointment of directors the Committee will take into account in case they may be considered suitable, any applications that may be made by any member of the Board of Directors for potential candidates to fill the vacancies;

•	submit proposals to the Board of Directors for policies on the selection and diversity of members of the Board of Directors;

•	establish a target for representation of the underrepresented gender in the Board of Directors and draw up guidelines on how to reach that target;

•	analyze the structure, size and composition of the Board of Directors, at least once a year when carrying out its operational assessment;

•	analyze the suitability of the various members of the Board of Directors;

•	perform an annual review of the status of each director, so that this may be reflected in the annual corporate governance report;

•	report the proposals for the appointment of the Chairman and the Secretary and, where applicable, the Deputy Chairman and the Deputy Secretary;

•	report on the performance of the duties of the Chairman of the Board, for the purposes of the periodic assessment by the Board of Directors, under the terms established herein;

•	examine and organize the succession of the Chairman and, as applicable, file proposals with the Board of Directors so that the succession takes place in a planned and orderly manner;

•	review the Board of Directors’ policy on the selection and appointment of members of senior management, and file recommendations with the Board when applicable;

•	report on proposals for appointment and separation of senior managers; and

•	any other duties that may have been allocated under the Board Regulations or attributed to the committee by a Board of Directors resolution or by applicable legislation.

In the performance of its duties, the Appointments Committee will consult with the Chairman of the Board via the committee chair, especially with respect to matters related to executive directors and senior managers.

In accordance with our Board Regulations, the committee may ask members of the BBVA Group to attend its meetings, when their responsibilities relate to its duties. It may also receive any advisory services it requires to inform its criteria on issues falling within the scope of its powers.

The chair of the Appointments Committee will convene it as often as necessary to comply with its functions. During 2014, the Appointments Committee met eight (8) times.

Remuneration Committee

The Remuneration Committee’s essential function is to assist the Board of Directors in matters relating to the remuneration policy for directors, senior managers and employees whose professional activities have a material impact on the Company’s risk profile. It seeks to ensure that the remuneration policy established by the Company is duly observed.

Under the Board Regulations, the committee will comprise a minimum of three members who must be non-executive directors appointed by the Board, which will also appoint its chair. The chair and the majority of its members must be independent directors.

As of the date of this Annual Report, the members of the Remuneration Committee were:

Position	Name
Chairman	Mr. Carlos Loring Martínez de Irujo
Members	Mr. Tomás Alfaro Drake Mr. Ignacio Ferrero Jordi Mr. José Maldonado Ramos Mr. Juan Pi Llorens

In accordance with the Board Regulations, the scope of the functions of the Remuneration Committee is as follows:

•	propose to the Board of Directors, for its submission to the general shareholders’ meeting, the directors’ remuneration policy, with respect to its items, amounts, and parameters for its determination and its vesting. Also to submit the corresponding report, in the terms established by applicable law at any time;

•	determine the extent and amount of the individual remunerations, entitlements and other economic compensations and other contractual conditions for the executive directors, so that these can be reflected in their contracts. The committee’s proposals on such matters will be submitted to the Board of Directors;

•	propose the annual report on the remuneration of the Bank’s directors to the Board of Directors each year, which will then be submitted to the annual general shareholders’ meeting, in compliance with the applicable legislation;

•	propose the remuneration policy to the Board of Directors for senior managers and employees whose professional activities have a significant impact on the Company’s risk profile;

•	propose the basic conditions of the senior management contracts to the Board of Directors, and directly supervise the remuneration of the senior managers in charge of risk management and compliance functions within the Company;

•	oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to directors, senior managers and employees whose professional activities have a significant impact on the Company’s risk profile; and

•	any other duties that may have been allocated under the Board Regulations or attributed to the committee by a Board of Directors resolution or by applicable legislation.

In the performance of its duties, the Remuneration Committee will consult with the Chairman of the Board via the Committee chair, especially with respect to matters related to executive directors and senior managers.

Pursuant to our Board Regulations, the Committee may ask members of the BBVA Group to attend its meetings, when their responsibilities relate to its duties. It may also receive any advisory services it requires to inform its criteria on matters falling within the scope of its powers.

The chair of the Remuneration Committee will convene it as often as necessary to comply with its functions. During 2014, the Remuneration Committee met four (4) times.

Risk Committee

The Board’s Risk Committee’s essential function is to assist the Board of Directors in the determination and monitoring of the Group risk management and control policy and its strategy within this scope.

The Risk Committee will comprise a minimum of three members, appointed by the Board of Directors, which will also appoint its chairman. All Committee members must be non-executive directors, of whom at least one third must be independent directors. Its chairman must also be an independent director.

As of the date of this Annual Report, the members of the Risk Committee were:

Position	Name
Chairman	Mr. José Antonio Fernández Rivero
Members	Mr. Ramón Bustamante y de la Mora Mr. José Luis Palao García-Suelto Mr. Juan Pi Llorens Mrs. Susana Rodríguez Vidarte

Under the Board Regulations, it has the following duties:

•	analyze and assess proposals related to the Group’s risk management, control and strategy. In particular, the proposals will identify:

•	the Group’s risk appetite; and

•	establish the level of risk considered acceptable according to the risk profile and capital at risk, broken down by the Group’s businesses and areas of activity;

•	analyze and assess the control and management policies for the Group’s different risks and information and internal control systems;

•	the measures established to mitigate the impact of the risks identified, should they materialize;

•	monitor the performance of the Group’s risks and their fit with the strategies and policies defined and the Group’s risk appetite;

•	analyze, prior to submitting them to the Board of Directors or the Executive Committee, those risk transactions that must be put to its consideration;

•	review whether the prices of assets and liabilities offered to customers take fully into account the Bank’s business model and risk strategy and, if not, present a remedy plan to the Board of Directors;

•	participate in the process of establishing the remuneration policy, checking that it is consistent with sound and effective risk management and does not encourage risk-taking that exceeds the level of tolerated risk of the Company;

•	check that the Company and its Group has the means, systems, structures and resources in line with best practices that enable it to implement its risk-management strategy, ensuring that the entity’s risk management mechanisms are matched to its strategy; and

•	any other duties that may have been allocated under the Board Regulations or attributed to the committee by a Board of Directors resolution or by applicable legislation.

Pursuant to our Board Regulations, the Committee may request the attendance at its sessions of persons with positions in the group that are related to the Committee’s functions. It may also obtain advice as necessary to establish criteria related to its functions.

The committee meets as often as necessary to best perform its duties, usually once a week. In 2014, it held forty-five (45) meetings.

The committee has its own specific regulations, approved by the Board of Directors. These are available on our website and, amongst other things, regulate its operation.

D.	Employees

As of December 31, 2014, we, through our various affiliates, had 108,770 employees. Approximately 87% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

Country	BBVA	Banks	Non-bank subsidiaries	Total

Spain	25,049	18	3,553	28,620
United Kingdom	163	—	—	163
France	80	—	—	80
Italy	53	—	26	79
Germany	47	—	—	47
Switzerland	—	131	—	131
Portugal	—	688	—	688
Belgium	34	—	—	34
Russia	3	—	—	3
Ireland	—	5	—	5
Luxembourg	—	—	3	3
Turkey	16	—	—	16

Total Europe	25,445	842	3,582	29,869

Country	BBVA	Banks	Non-bank subsidiaries	Total

United States	154	10,790	—	10,944

Argentina	—	5,655	—	5,655
Brazil	2	—	5	7
Colombia	—	6,678	—	6,678
Venezuela	—	5,363	—	5,363
Mexico	—	38,107	—	38,107
Uruguay	—	639	—	639
Paraguay	—	481	—	481
Bolivia	—	—	291	291
Chile	—	4,567	—	4,567
Cuba	1	—	—	1
Peru	—	5,958	—	5,958

Total Latin America	3	67,448	296	67,747

Hong Kong	128	—	—	128
Japan	10	—	—	10
China	14	—	14	28
Singapore	9	—	—	9
India	3	—	—	3
South Korea	19	—	—	19
United Arab Emirates	2	—	—	2
Taiwan	7	—	—	7
Indonesia	1	—	—	1

Total Asia	193	—	14	207

Australia	3	—	—	3

Total Oceania	3	—	—	3

Total	25,798	79,080	3,892	108,770

As of December 31, 2013, we, through our various affiliates, had 109,305 employees. Approximately 86% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

Country	BBVA	Banks	Non-bank subsidiaries	Total

Spain	26,953	46	3,377	30,376
United Kingdom	169	—	—	169
France	89	—	—	89
Italy	52	—	32	84
Germany	38	—	—	38
Switzerland	—	136	—	136
Portugal	—	831	—	831
Belgium	31	—	—	31
Russia	2	—	—	2
Ireland	—	5	—	5
Luxembourg	3	—	—	3
Turkey	18	—	—	18

Total Europe	27,355	1,018	3,409	31,782

Country	BBVA	Banks	Non-bank subsidiaries	Total

United States	163	11,129	—	11,292

Argentina	—	5,426	—	5,426
Brazil	3	—	5	8
Colombia	—	6,019	—	6,019
Venezuela	—	5,326	—	5,326
Mexico	—	37,519	—	37,519
Uruguay	—	587	—	587
Paraguay	—	488	—	488
Bolivia	—	—	250	250
Chile	—	4,567	—	4,567
Cuba	1	—	—	1
Peru	—	5,819	—	5,819

Total Latin America	4	65,751	255	66,010

Hong Kong	142	—	—	142
Japan	9	—	—	9
China	9	—	18	27
Singapore	9	—	—	9
India	4	—	—	4
South Korea	19	—	—	19
United Arab Emirates	1	—	—	1
Taiwan	7	—	—	7

Total Asia	200	—	18	218

Australia	3	—	—	3
Total Oceania	3	—	—	3

Total	27,725	77,898	3,682	109,305

As of December 31, 2012, we, through our various affiliates, had 115,852 employees. Approximately 85% of our employees in Spain held technical, managerial and executive positions, while the remainder were clerical and support staff. The table below sets forth the number of BBVA employees by geographic area.

Country	BBVA	Banks	Non-bank subsidiaries	Total

Spain	25,841	2,947	2,909	31,697
United Kingdom	166	—	—	166
France	94	—	—	94
Italy	54	—	168	222
Germany	46	—	—	46
Switzerland	—	131	—	131
Portugal	—	855	—	855
Belgium	34	—	—	34
Russia	3	—	—	3
Ireland	—	5	—	5
Luxembourg	3	—	—	3
Turkey	16	—	—	16

Total Europe	26,257	3,938	3,077	33,272

Country	BBVA	Banks	Non-bank subsidiaries	Total

United States	204	11,384	—	11,588

Panama	—	378	—	378
Puerto Rico	—	—	—	—
Argentina	—	5,371	—	5,371
Brazil	3	—	6	9
Colombia	—	6,460	—	6,460
Venezuela	—	5,316	—	5,316
Mexico	—	39,244	—	39,244
Uruguay	—	585	—	585
Paraguay	—	495	—	495
Bolivia	—	—	249	249
Chile	—	6,256	—	6,256
Cuba	1	—	—	1
Peru	—	6,162	—	6,162
Ecuador	—	—	221	221

Total Latin America	4	70,267	476	70,747

Hong Kong	164	—	—	164
Japan	10	—	—	10
China	12	—	17	29
Singapore	9	—	—	9
India	4	—	—	4
South Korea	18	—	—	18
United Arab Emirates	1	—	—	1
Taiwan	8	—	—	8

Total Asia	226	—	17	243

Australia	2	—	—	2

Total Oceania	2	—	—	2

Total	26,693	85,589	3,570	115,852

The terms and basic conditions of employment in private sector banks in Spain are negotiated with trade unions representing sector bank employees. Wage negotiations take place on an industry-wide basis. This process has historically produced collective bargaining agreements binding upon all Spanish banks and their employees. On March 14, 2012, the XXII collective bargain agreement was signed. This agreement became effective on January 1, 2011 and, while it was set to expire on December 31, 2014, it will remain in effect until a new agreement comes into effect.

As of December 31, 2014, 2013 and 2012, we had 869, 1,014, and 1,145 temporary employees in our Spanish offices, respectively.

E.	Share Ownership

As of April 10, 2015, the members of the Board of Directors owned an aggregate of BBVA shares as shown in the table below:

Name	Directly owned shares	Indirectly owned shares	Total shares	% Capital Stock
Francisco González Rodríguez	1,969,340	1,577,922	3,547,262	0.057
Ángel Cano Fernández	899,564	—	899,564	0.014
José Miguel Andrés Torrecillas	10,000	—	10,000	0.000
Tomás Alfaro Drake	15,907	—	15,907	0.000
Ramón Bustamante y de la Mora	14,214	2,796	17,010	0.000
José Antonio Fernández Rivero	70,025	—	70,025	0.001
Ignacio Ferrero Jordi	4,483	84,141	88,624	0.001
Belén Garijo López	—	—	—	—
José Manuel González-Páramo Martínez-Murillo	19,366	—	19,366	0.000
Carlos Loring Martínez de Irujo	54,832	—	54,832	0.001
Lourdes Máiz Carro	—	—	—	—
José Maldonado Ramos	37,002	—	37,002	0.000
José Luis Palao García-Suelto	10,277	—	10,277	0.000
Juan Pi Llorens	—	—	—	—
Susana Rodríguez Vidarte	24,804	919	25,723	0.000

TOTAL	3,129,814	1,665,778	4,795,592	0.077

BBVA has not granted options on its shares to any members of its administrative, supervisory or Management bodies. Information regarding the variable share-based remuneration system for BBVA’s executive team, including the executive directors’ and the LTI 2010-2011, is provided under “—Compensation”.

As of April 10, 2015 the Management Committee (excluding executive directors) and their families owned 2,330,381 shares (including in the form of ADSs). None of the members of our Management Committee held 1% or more of BBVA’s shares as of such date.

As of April 13, 2015 a total of 20,838 employees (excluding the members of the Management Committee and executive directors) owned 53,996,494 shares, which represents 0.86% of our capital stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of April 13, 2015, no person, corporation or government beneficially owned, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of April 13, 2015, there were 941,157 registered holders of BBVA’s shares, with an aggregate of 6,224,923,938 shares, of which 475 shareholders with registered addresses in the United States held a total of 1,339,981,603 shares (including shares represented by American Depositary Shares evidenced by American Depositary Receipts (“ADRs”)). Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders.

B.	Related Party Transactions

Loans to Directors, Executive Officers and Other Related Parties

As of December 31, 2014 and 2013, the amount of loans by the Group’s entities to the members of the Board of Directors was €235 thousand and €141 thousand, respectively. As of December 31, 2012 there were no loans by the Group’s credit institutions to the members of the Bank’s Board of Directors. As of December 31, 2014, 2013 and 2012 the amount of loans by the Group’s entities to the members of the Management Committee (excluding the executive directors) amounted to €4,614 thousand, €6,076 thousand and €7,401 thousand, respectively.

As of December 31, 2014, there were no loans to parties related to the members of the Bank’s Board of Directors, and as of December 31, 2013 and 2012 the amount of loans to parties related to the members of the Bank’s Board of Directors amounted to €6,939 thousand and €13,152 thousand, respectively. As of these dates, there were no loans to parties linked to members of the Bank’s Management Committee.

As of December 31, 2014, 2013 and 2012 no guarantees had been granted to any member of the Board of Directors.

As of December 31, 2014, 2013 and 2012 no guarantees had been granted to any member of the Management Committee.

As of December 31, 2014, 2013 and 2012 the amount used for guarantee and commercial loan transactions arranged with parties related to the members of the Bank’s Board of Directors and Management Committee totaled €419 thousand, €5,192 thousand and €3,327 thousand, respectively.

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

A.	Consolidated Statements and Other Financial Information

Financial Information

See Item 18.

Dividends

The table below sets forth the amount of interim, final and total cash dividends paid by BBVA on its shares for the years 2010 to 2014. The rate used to convert euro amounts to U.S. dollars was the noon buying rate at the end of each year.

	Per Share
	First Interim		Second Interim				Third Interim		Final				Total
	€	$	€		$		€	$	€		$		€	$
2010	€0.090	$0.119	€0.090		$0.119		€0.090	$0.119		(*)		(*)	€0.270	$0.358
2011	€0.100	$0.130		(*)		(*)	€0.100	$0.130		(*)		(*)	€0.200	$0.259
2012	€0.100	$0.132		(*)		(*)	€0.100	$0.132		(*)		(*)	€0.200	$0.264
2013	€0.100	$0.138		(*)		(*)	(*)	(*)		(*)		(*)	€0.100	$0.138
2014	€0.080	$0.097		(*)		(*)	(*)	(*)		(*)		(*)	€0.080	$0.097

(*)	In execution of the 2011, 2012, 2013, 2014 and 2015 “Dividend Option” schemes described under “Item 4. Information on the Company—Business Overview —Supervision and Regulation—Dividends” approved by the shareholders in the respective general shareholders’ meetings, BBVA shareholders were given the option to receive their remuneration in newly issued ordinary shares or in cash.

We have paid annual dividends to our shareholders since the date we were founded. The cash dividend for a year is proposed by the Board of Directors to be approved by the annual general shareholders’ meeting following the end of the year to which it relates. The scrip dividends are proposed for approval of our shareholders in the general shareholders’ meeting, for being implemented during a period of one year from their approval. Interim and final dividends are payable to holders of record on the record date for the dividend payment date. Unclaimed cash dividends revert to BBVA five years after declaration. For additional information see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends”.

While we expect to declare and pay dividends (in cash or scrip) on our shares in the future, the payment of dividends will depend upon our earnings, financial condition, governmental regulations and policies or possible recommendations on dividend payouts that may be adopted by domestic or European regulatory bodies or authorities and other factors.

As described under “Item 4. Information on the Company— Business Overview—Supervision and Regulation—Dividends”, the annual shareholders’ general meeting held on March 13, 2015 passed four resolutions adopting four different capital increases to be charged to voluntary reserves for the implementation during 2015 of a new scrip dividend scheme called “Dividend Option” on similar terms to those implemented in 2014, 2013, 2012 and 2011. Accordingly, the “Dividend Option” is implemented as an alternative remuneration scheme for BBVA shareholders with the aim to provide BBVA shareholders with a flexible option to receive newly issued ordinary shares of the Bank, whilst always maintaining the possibility to choose to receive the entire remuneration in cash.

Subject to the terms of the deposit agreement entered into with the Bank of New York Mellon, holders of ADSs are entitled to receive dividends (in cash or scrip) attributable to the shares represented by the ADSs evidenced by ADRs to the same extent as if they were holders of such shares.

For a description of BBVA’s access to the funds necessary to pay dividends on the shares, see “Item 4. Information on the Company— Business Overview—Supervision and Regulation—Dividends”. In addition, BBVA may not pay dividends except out of its unrestricted reserves available for the payment of dividends, after taking into account the applicable capital adequacy requirements and any recommendations on payment of dividends, and any other required authorization or restriction, if applicable. Capital adequacy requirements are applied on both a consolidated and individual basis. See “Item 4. Information on the Company— Business Overview—Supervision and Regulation—Capital Requirements” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital”. Under applicable capital adequacy requirements, we estimate that as of December 31, 2014, BBVA had approximately €18 billion of reserves in excess of applicable capital and reserve requirements.

Legal Proceedings

As mentioned in “Item 3. Key Information—Risk Factors—Risks Relating to Us and Our Business—We are party to lawsuits, tax claims and other legal proceedings”, we operate in an increasingly regulated and litigious environment with a potential exposure to liability and other costs, which may not be easy to estimate. In this environment, the entities of the Group are party to legal actions, arising from the ordinary course of business, in a number of jurisdictions (including, among others, Spain, Mexico and the United States). While we cannot predict the outcome of these proceedings, according to the procedural status of these proceedings and the criteria of legal counsel, BBVA considers that currently (i) none of such actions is material, individually or in the aggregate, and none is expected to result in a material adverse effect on the Group’s financial position, results of operations or liquidity, either individually or in the aggregate and (ii) adequate provisions have been made in respect of such legal proceedings and considers that the possible contingencies that may arise from such on-going lawsuits are not material therefore do not require disclosure to the markets.

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

As of December 31, 2014, State Street Bank and Trust Co., The Bank of New York Mellon, SA NV and Chase Nominees Ltd in their capacity as international custodian/depositary banks, held 11.65%, 7.46% and 5.84% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.

The table below sets forth, for the periods indicated, the high and low sales closing prices for the shares of BBVA on the Automated Quotation System:

	Euro per Share
	High	Low
Fiscal year ended December 31, 2010
Annual	13.15	7.08
Fiscal year ended December 31, 2011
Annual	9.43	5.14
Fiscal year ended December 31, 2012
Annual	7.30	4.43
Fiscal year ended December 31, 2013
Annual	9.33	6.24
First Quarter	7.82	6.76
Second Quarter	7.56	6.27
Third Quarter	8.43	6.24
Fourth Quarter	9.33	8.21
Fiscal year ended December 31, 2014
Annual	9.93	7.72
First Quarter	9.93	8.56
Second Quarter	9.92	8.72
Third Quarter	9.77	8.64
Fourth Quarter	9.59	7.72
Month ended October 31, 2014	9.59	8.57
Month ended November 30, 2014	8.78	8.17
Month ended December 31, 2014	8.66	7.72
Fiscal year ended December 31, 2015
Month ended January 31, 2015	8.01	7.32
Month ended February 28, 2015	8.98	7.64
Month ended March 31, 2015	9.56	8.83
Month ended April 30, 2015 (through April 10)	9.73	9.56

From January 1, 2014 through December 31, 2014 the percentage of outstanding shares held by BBVA and its affiliates ranged between 0.000% and 0.699%, calculated on a daily basis. As of February 23, 2015, the percentage of outstanding shares held by BBVA and its affiliates was 0.606%.

The table below sets forth the reported high and low sales closing prices for the ADSs of BBVA on the New York Stock Exchange for the periods indicated.

	U.S. Dollars per ADS
	High	Low
Fiscal year ended December 31, 2010
Annual	18.99	8.87
Fiscal year ended December 31, 2011
Annual	12.95	7.32
Fiscal year ended December 31, 2012
Annual	9.72	5.34
Fiscal year ended December 31, 2013
Annual	12.78	8.22
First Quarter	10.54	8.71
Second Quarter	9.96	8.25
Third Quarter	11.29	8.22
Fourth Quarter	12.78	11.13
Fiscal year ended December 31, 2014
Annual	13.54	9.39
First Quarter	13.48	11.39
Second Quarter	13.54	12.12
Third Quarter	13.17	11.52
Fourth Quarter	12.01	9.39
Month ended October 31, 2014	12.01	10.90
Month ended November 30, 2014	10.95	10.24
Month ended December 31, 2014	10.67	9.39
Fiscal year ended December 31, 2015
Month ended January 31, 2015	9.53	8.44
Month ended February 28, 2015	10.12	8.71
Month ended March 31, 2015	10.36	9.50
Month ended April 30, 2015 (through April 10)	10.59	10.11

Securities Trading in Spain

The Spanish securities market for equity securities consists of the Automated Quotation System and the four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia. During 2014, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

Clearing and Settlement System.

On April 1, 2003, by virtue of Law 44/2002 and of Order ECO 689/2003 of March 27, 2003 approved by the Spanish Ministry of Economy, the integration of the two main existing book-entry settlement systems existing in Spain at the time–the equity settlement system Servicio de Compensación y Liquidación de Valores (“SCLV”) and the Public Debt settlement system Central de Anotaciones de Deuda del Estado (“CADE”)– took place. As a result of this integration, a single entity, known as Sociedad de Gestión de los Sistemas de Registro Compensación y Liquidación de Valores (“Iberclear”) assumed the functions formerly performed by SCLV and CADE according to the legal regime stated in article 44 bis of the Spanish Securities Market Act.

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

The following paragraphs exclusively address issues relating to the securities settlement system managed by Iberclear for securities listed on the Spanish Stock Exchanges (the “SCLV system”).

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

European Regulation 909/2014, of July 23 (“CSDR”), on improving securities settlement in the European Union and on Central Securities Depositories (“CSD”), published August 28, 2014 laid down uniform requirements for the settlement of financial instruments in the European Union and rules on the organization and conduct of CSD. The CSDR rule for trades executed in trading venues to be settled not later than the second business day after the trade takes place (“T+2”) is expected to come into force for the SCLV system in the last quarter of 2015.

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

Law 9/2012 and Royal Decree 1698/2012 implemented European Directive 2010/73/EU (which amended Directive 2003/71/EC, on the prospectus to be published when securities are offered to the public or admitted to trading and Directive 2004/109/EC, on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market).

Directive 2014/65/EU of the European Parliament and of the Council of May 15, 2014 on markets in financial instruments and amending Directive 2002/92/EC and Directive 2011/61/EU (MIFID II), and Regulation (EU) 600/2014 of the European Parliament and Council of May 15, 2014 on markets in financial instruments and amending Regulation (EU) 648/2012 (MiFIR), were published on June 12, 2014 and, when fully implemented and in force, will affect the Spanish securities market legislation, markets and infrastructures. This could translate into higher compliance costs for financial institutions.

Trading by the Bank and its Affiliates in the Shares

Trading by subsidiaries in their parent companies shares is restricted by the Corporate Enterprises Act.

Neither BBVA nor its affiliates may purchase BBVA’s shares unless the making of such purchases is authorized at a meeting of BBVA’s shareholders by means of a resolution establishing, among other matters, the maximum number of shares to be acquired and the authorization term, which cannot exceed five years. Restricted reserves equal to the purchase price of any shares that are purchased by BBVA or its subsidiaries must be made by the purchasing entity. The total number of shares held by BBVA and its subsidiaries may not exceed ten percent of BBVA’s total capital, as per the treasury stock limits set forth in the Corporate Enterprises Act (Royal Legislative Decree 1/2010). It is the practice of Spanish banking groups, including ours, to establish subsidiaries to trade in their parent company’s shares in order to meet imbalances of supply and demand, to provide liquidity (especially for trades by their customers) and to modulate swings in the market price of their parent company’s shares.

Reporting Requirements

Royal Decree 1362/2007 requires that any person or entity which acquires or transfers shares and as a consequence the number of voting rights held exceeds, reaches or is below the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% y 90% of the capital stock of a company listed on a Spanish Stock Exchange must, within four stock exchange business days after that acquisition or transfer, report it to such company, and to the CNMV. This duty to report the holding of a significant stake is applicable not only to the acquisitions and transfers in the terms described above, but also to those cases in which in the absence of an acquisition or transfer of shares, the ratio of an individual’s voting rights exceeds, reaches or is below the thresholds that trigger the duty to report, as a consequence of an alteration in the total number of voting rights of an issuer.

In addition, any company listed on a Spanish Stock Exchange must report on a non-public basis to the CNMV, within 4 Stock Exchange business days, any acquisition by such company (or an affiliate) of the company’s own shares if such acquisition, together with any previous one from the date of the last communication, exceeds 1% of its capital stock, regardless of the balance retained. Members of the board of directors must report the ratio of voting rights held at the time of their appointment as members of the board, when they are ceased as members, and each time they transfer or acquire share capital of a company listed on the Spanish Stock Exchanges, regardless of the size of the transaction. Additionally, since we are a credit entity, any individual or company who intends to acquire a significant participation in BBVA’s share capital must obtain prior approval from the Bank of Spain in order to carry out the transaction. See “Item 10. Additional Information—Exchange Controls—Restrictions on Acquisitions of Shares”.

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

The implementation of Directive 2013/50/EU of the European Parliament and of the Council of October 22 amending Directives 2004/109/EC, 2003/71/EC and 2007/14/EC will mean that, apart from reporting voting rights, financial instruments referenced to shares will need to be reported whether or not they confer a right to physical settlement.

Tax Requirements

According to Law 10/2014 of June 26, on the organization, supervision and solvency of credit institutions and its associated regulations, an issuer’s parent company (credit entity or listed company) is required, on an annual basis, to provide the Spanish tax authorities with the following: (i) disclosure of information regarding those investors with Spanish Tax residency obtaining income from securities and (ii) the amount of income obtained by them in each period.

B.	Plan of distribution

Not Applicable.

C.	Markets

See “Item 9. The Offer and Listing”.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

Spanish law and BBVA’s bylaws are the main sources of regulation affecting the Company. All rights and obligations of BBVA’s shareholders are contained in BBVA’s bylaws and in Spanish law. Pursuant to Royal Decree 84/2015, February 13, implementing Law 10/2014, June 26, on the organization, supervision and solvency of financial institutions, certain amendments of the bylaws of a bank are subject to the prior authorization of the Bank of Spain.

On March 13, 2015, BBVA’s general shareholders’ meeting approved the amendment of the Company’s bylaws in order to implement certain changes introduced by Law 31/2014 of December 3, which amends the Corporate Enterprises Act with respect to certain corporate governance matters, and the new banking regulation contained in Law 10/2014, June 26, on the organization, supervision and solvency of credit institutions. The amendments approved by the general shareholders’ meeting include (i) the reduction in the minimum share capital stake required to request that the Board of Directors convene a general shareholders’ meeting or the publication of a supplement to the notice of a meeting, from 5% to 3%; (ii) certain amendments to the powers of the general shareholders’ meeting in line with the provisions of the Corporate Enterprises Act; and (iii) the extension of the deadline for shareholders to request information before a general shareholders’ meeting is scheduled, extending it from the seventh to the fifth day before the general shareholders’ meeting.

As of the date of this Annual Report, the effectiveness of the referred bylaw amendments is subject to obtaining authorization by the Bank of Spain. Once such authorization is obtained, the amendments will have to be registered in the Commercial Registry. Once such process is completed we will make our new bylaws available on our website.

Registry and Company’s Objects and Purposes

BBVA is registered with the Commercial Registry of Vizcaya (Spain). Its registration number at the Commercial Registry of Vizcaya is volume 2,083, Company section folio 1, sheet BI-17-1, 1st entry. Its corporate purpose is to engage in all kinds of activities, operations, acts, contracts and services within the banking business or directly or indirectly related to it that are permitted or not prohibited by prevailing provisions and ancillary activities. Its corporate purpose also includes the acquisition, holding, utilization and divestment of securities, public offerings to buy and sell securities, and any kind of holdings in any company or enterprise. BBVA’s corporate purposes are contained in Article 3 of BBVA’s bylaws.

Certain Powers of the Board of Directors

In general, provisions regarding directors are contained in our bylaws. Also, our Board Regulations govern the internal procedures and the operation of the Board of Directors and its committees and directors’ rights and duties as described in their charter. The referred Board Regulations limit a director’s right to vote on a proposal, arrangement or contract in which the director is materially interested and require retirement of directors at a certain age. In addition, the Board Regulations contain a series of ethical standards. See “Item 6. Directors, Senior Management and Employees”.

Certain Provisions Regarding Privileged Shares

Our bylaws authorize us to issue ordinary, non-voting, redeemable and privileged shares. As of the date of the filing of this Annual Report, we have no non-voting, redeemable or privileged shares outstanding.

The Company may issue shares that confer some privilege over ordinary shares under the legally established terms and conditions, complying with the formalities prescribed for amending our bylaws.

Redemption of shares may only occur according to the terms set forth when they are issued. Redeemable shares must be fully paid-up at the time of their subscription. If the redemption right was attributed exclusively to the issuer, it may not be enforced until three years have elapsed since the issue. Redemption of redeemable shares must be charged to earnings or to free reserves or be made with the proceeds of a new share issue made under a resolution from the general shareholders’ meeting or, as the case may be, from the Board of Directors, for the purpose of financing the redemption transaction. If the redemption of these shares is charged to earnings or to free reserves, the Company must set up a reserve for the amount of the nominal value of the shares redeemed. If the redemption is not charged to earnings or free reserves or made with the proceeds of the issuance of new shares, it may only be carried out under the requirements established for the reduction of share capital by refunding contributions.

Holders of non-voting shares, if issued, are entitled to receive a minimum fixed or variable annual dividend, as resolved by the general shareholders’ meeting and/or the Board of Directors at the time of deciding to issue the shares. The right of non-voting shares to accumulate unpaid dividends whenever funds to pay dividends are not available, any preemptive subscription rights associated with non-voting shares, and the ability of holders of non-voting shares to recover voting rights also must be established at the time of deciding to issue the shares. Once the minimum dividend has been agreed upon, holders of non-voting shares will be entitled to the same dividend as holders of ordinary shares.

Certain Provisions Regarding Shareholders Rights

As of the date of the filing of this Annual Report, our capital is comprised of one class of ordinary shares, all of which have the same rights.

Once the perquisites established by law or in our bylaws have been covered, dividends may be paid out to shareholders and charged to the year’s profit or to unrestricted reserves, in proportion to the capital they may have paid up, provided the value of the total net assets is not, or as a result of such distribution would not be, less than the share capital. Shareholders will participate in the distribution of dividends in proportion to their paid-in capital. The right to collect a dividend lapses after five years as of the date in which it was first available to the shareholders. Shareholders also have the right to participate in proportion to their paid-in capital in any distribution resulting from our liquidation. For more information regarding dividends see “Item 4. Information on the Company – Business Overview – Supervision and Regulation – Dividends”.

Each voting share will confer the right to one vote on the holder present or represented at the general meeting. However, unpaid shares with respect to which a shareholder is in default of the resolutions of the Board of Directors relating to their payment will not be entitled to vote. Our bylaws contain no provisions regarding cumulative voting.

Our bylaws do not contain any provisions relating to sinking funds or potential liability of shareholders to further capital calls by us.

Our bylaws do not establish that special quorums are required to change the rights of shareholders. Under Spanish law, the rights of shareholders may only be changed by an amendment to the bylaws that complies with the requirements explained below under “—Shareholders’ Meetings”, plus the affirmative vote of the majority of the shares of the class that will be affected by the amendment.

Shareholders’ Meetings

The annual general shareholders’ meeting has its own set of regulations on issues such as how it operates and what rights shareholders enjoy regarding annual general shareholders’ meetings. These establish the possibility of exercising or delegating votes over remote communication media.

General shareholders’ meetings may be annual or extraordinary. The annual general shareholders’ meeting is held within the first six months of each year. It will give approval, among other things and where forthcoming, to the corporate management of the Company and the financial statements for the previous year and resolve as to the allocation of profits or losses. Extraordinary general shareholders’ meetings are those meetings that are not ordinary. In any case, the requirements mentioned below for constitution and adoption of resolutions are applicable to both categories of general shareholders’ meetings.

General shareholders’ meetings will be called at the initiative of the Company’s Board of Directors, whenever it deems this necessary or advisable for the Company’s interests or upon the request of shareholders representing at least three percent of our share capital.

Our General Shareholders’ Meeting Regulations establish that annual and extraordinary general shareholders’ meetings must be called within the notice period required by law. This will be done by means of an announcement published by the Board of Directors or its proxy in the Official Gazette of the Companies Registry (“BORME”) or one of the highest-readership daily newspapers in Spain within the notice period required by law, as well as being disseminated on the CNMV website and the Company website, except when legal provisions establish other media for disseminating the notice.

The Company’s general shareholders’ meetings may be attended by anyone owning the minimum number of shares established in our bylaws (500), provided that their holding is registered in the corresponding accounting records five days before the general shareholders’ meeting is scheduled and that they conserve at least this same number of shares until the time when the general shareholders’ meeting is held. Holders of fewer shares may group together until achieving the required number, appointing a representative.

General shareholders’ meetings will be validly constituted at first summons with the presence of at least 25% of our voting capital, either in person or by proxy. No minimum quorum is required to hold a general shareholders’ meeting at second summons. In either case, resolutions will be agreed by the majority of the votes. However, a general shareholders’ meeting will only be validly held with the presence of 50% of our voting capital at first summons or of 25% of the voting capital at second summons, in the case of resolutions concerning the following matters:

•	issuances of debt;

•	capital increases or decreases;

•	the elimination on or limitation of the pre-emptive subscription rights over new shares;

•	transformation, merger of BBVA or break-up of the company and global assignment of assets and liabilities;

•	the off-shoring of domicile, and

•	any other amendment to the bylaws.

In these cases, resolutions may only be approved by the vote of the majority of the shares if at least 50% of the voting capital is present at the general shareholders’ meeting. If the voting capital present at the meeting at second summons is less than 50%, then resolutions may only be adopted by two-thirds of the shares present.

Additionally, our bylaws state that, in order to adopt resolutions on changes to the corporate purpose, the transformation, total spin-off, the winding up of BBVA and amending that paragraph of the relevant article of our bylaws, two-thirds of the subscribed voting capital must attend the general shareholders’ meeting at first summons, or 60% of that capital at second summons.

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

Share Purchase Agreement in Connection with Garanti

On November 19, 2014, we entered into agreements for the acquisition from Doğuş Holding AŞ. and Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk, respectively, of 62,538,000,000 shares of Garanti in the aggregate amounting to approximately 14.9% of the total issued share capital of Garanti (the “Acquisition”), at a maximum total consideration of 8.90 Turkish liras per batch of 100 shares (amounting to a total maximum amount of approximately 5,566 million Turkish liras or €1,988 million, based on the closing exchange rate as of November 13, 2014 of TL/€ = 2.7995). Upon completion of the Acquisition (assuming there are no share capital increases), we and Doğuş will hold 39.9% and 10.0% of the share capital of Garanti, respectively. The Acquisition is conditional on obtaining all necessary regulatory consents from the relevant Turkish, Spanish, European Union and, if applicable, other jurisdictions’ regulatory authorities and is expected to be completed in 2015. See “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures—2014—New agreement for the acquisition of an additional 14.9% of Garanti” for additional information.

Shareholders’ Agreement in Connection with Garanti

On November 1, 2010, in connection with the acquisition of our initial stake in Garanti, we entered into a shareholders’ agreement with Doğuş which is in effect since March 2011 (the “current SHA”). The current SHA will be superseded by the amended and restated SHA (as defined below) upon the completion of the Acquisition. See “—Share purchase agreement in connection with Garanti”. Pursuant to the current SHA, BBVA and Doğuş agreed to manage Garanti through the appointment of board members and senior management. The current SHA provides for two phases (“Phase 1” and “Phase 2”, respectively), with the rights between the two shareholders differing based on the respective phase. In addition, during the Phase 2 period, BBVA’s rights will depend on the level of Doğuş’ shareholding. The Phase 1 period commenced in March 2011 and is set to end upon the occurrence of certain trigger events which relate to changes in BBVA’s and Doğuş’ shareholding in Garanti. If further new shares are acquired by either BBVA or Doğuş during Phase 1, the other party has the right to acquire 50% of the shares so acquired and, if such party chooses not to acquire them, it will nevertheless have voting usufruct rights over 50% of the shares acquired. In addition, the current SHA provides for rights of first offer, tag-along rights and a lock-up period in respect of Garanti shares owned by BBVA and Doğuş (the lock-up period ended on March 22,

2014). Moreover, the parties will seek to maintain Garanti’s listing on the Istanbul Exchange and to distribute at least 25% of Garanti’s distributable profits as long as they hold a certain stake in Garanti. BBVA also has a perpetual option to purchase an additional 1% of Garanti, which will become exercisable on March 22, 2016.

On November 19, 2014, we and Doğuş entered into an agreement that amends and restates the current SHA and which will come into force upon completion of the Acquisition (the “amended and restated SHA”). While the amended and restated SHA allows BBVA to appoint the Chairman of Garanti’s board of directors, the majority of its members and Garanti’s CEO, it also provides for a list of reserved matters which shall be implemented or approved (either at a meeting of the shareholders or of the board) with each party’s consent. For example, for so long as Doğuş owns shares representing over 9.95% of the share capital of Garanti, Doğuş’ consent shall be necessary to approve any decisions in connection with the disposal or discontinuance of, or material changes to, any line of business or business entity within the Garanti group that has a value in excess of 25% of the Garanti group’s total net assets, in one financial year. In addition, the amended and restated SHA provides for rights of first offer, tag-along rights and a lock-up period in respect of Garanti shares owned by Doğuş which will end on the third anniversary of the completion date. Moreover, the parties will seek to maintain Garanti’s listing on the Istanbul Exchange and to distribute at least 25% of Garanti’s distributable profits as long as they hold a certain stake in Garanti.

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

Restrictions on Acquisitions of Shares

Pursuant to Spanish Law 10/2014, of June 26, on the organization, supervision and solvency of credit institutions, any individual or corporation, acting alone or in concert with others, intending to directly or indirectly acquire a significant holding in a Spanish financial institution (as defined in article 16 of the aforementioned Law 10/2014) or to directly or indirectly increase its holding in one in such a way that either the percentage of voting rights or of capital owned were equal to or more than 20%, 30% or 50%, or by virtue of the acquisition, might take control over the financial institution, must first notify the Bank of Spain.

For the purpose of this Law, a significant participation is considered 10% of the outstanding share capital of a financial institution or a lower percentage if such holding allows for the exercise of a significant influence.

The Bank of Spain will be responsible for evaluating the proposed transaction, in accordance with the terms established by Royal Decree 84/2015, of February 13, (as stated in Article 25.1 of said Royal Decree 84/2015) in order to guarantee the sound and prudent operation on the target financial institution. The Bank of Spain will submit a proposition before the European Central Bank, which will be in charge of deciding upon the proposed transaction in the term of 60 working days after the date on which the notification was received.

Any acquisition without such prior notification, or before the period established in the Royal Decree 84/2015 has elapsed or against the objection of the Bank of Spain, will produce the following results:

•	the acquired shares will have no voting rights;

•	if considered appropriate, the target bank may be taken over or its directors replaced; and

•	the sanctions established in Title IV of Law 10/2014.

Regarding the transparency of listed companies, Law 6/2007 amended the Securities Markets Act on takeover bids and transparency requirements for issuers. The transparency requirements have been further developed by Royal Decree 1362/2007 developing the Securities Markets Act on transparency requirement for issuers of listed securities, specifically information on significant stakes, reducing the communication threshold to 3%, and extending the disclosure obligations to the acquisition or transfer of financial instruments that grant rights to acquire shares with voting rights. For more information see “Item 9. The Offer and Listing—Offer and Listing Details—Reporting Requirements”.

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

Taxation of Dividends

Under Spanish law, cash dividends paid by BBVA to a holder of ordinary shares or ADSs who is not resident in Spain for tax purposes and does not operate through a permanent establishment in Spain, are subject to Spanish Non-Resident Income Tax, withheld at source at a 21% tax rate for 2012, 2013 and 2014, and at a 20% tax rate for 2015 (after this period of time the tax rate is expected to be 19%). For these purposes, upon distribution of the dividend, BBVA or its paying agent will withhold an amount equal to the tax due according to the rules set forth above (i.e., applying a withholding tax rate of 21% for 2012, 2013 and 2014 and 20% for 2015), transferring the resulting net amount to the depositary.

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

Scrip Dividend

As described under “Item 4. Information on the Company Business—Overview—Supervision and Regulation—Dividends—Scrip Dividend”, the BBVA annual shareholders’ general meeting held on March 13, 2015, passed four resolutions adopting four different capital increases to be charged to voluntary reserves for the implementation of the “Dividend Option” scheme this year. This remuneration scheme offers the shareholders the possibility of electing how they would like to receive their remuneration: in cash or in newly issued ordinary shares.

Pursuant to the terms of the “Dividend Option” program, upon its implementation, the shareholders will receive one right of free allocation for each share of BBVA that they hold as of a given record date. These rights will be tradable on the Spanish Stock Exchanges for a minimum period of 15 natural days. BBVA will undertake to purchase the rights of free allocation tendered by the shareholders to it during a certain period of time at a fixed price, subject to the conditions that may be imposed each time the “Dividend Option” program is implemented. This fixed price will be the result of dividing the Reference Price (as defined below) by the number of rights necessary to receive one new share plus one. At the end of the tradable period of the rights of free allocation, the rights not validly tendered to BBVA will be automatically converted into newly-issued ordinary shares of the Company. The number of rights necessary for the allocation of one new share and the total number of shares to be issued by BBVA will depend, amongst other factors, on the arithmetic mean of the weighted average prices of BBVA’s shares on the Spanish Stock Exchanges over the five trading sessions immediately prior to the Board of Directors’ resolution concerning the execution of the relevant capital increase to be charged to reserves (the “Reference Price”).

Consequently, when each of the capital increases implementing the “Dividend Option” scheme is executed, the shareholders of BBVA will have the option to freely choose among:

a)	Not transferring their rights of free allocation. In this case, at the end of the trading period, the shareholders will receive the number of newly issued paid-up ordinary shares to which they are entitled. For tax purposes, the vesting of free-of-charge shares does not comprise income for the purposes of the Spanish Non-Residents’ Income Tax, whether or not non-residents act through a permanent establishment in Spain.

The acquisition value of both the new shares received as a consequence of each capital increase and the shares from which they originate will result from distributing the total cost among the number of shares (both old and those issued as free-of-charge shares). Such free-of-charge shares will be deemed to have been held for as long as the shares from which they originate.

b)	To transfer all or some of their rights of free allocation on the market at the price at which those rights are traded at that moment. In this case, the amount obtained from the transfer of such rights on the market will, in general, be subject to the following tax treatment:

For purposes of the Spanish Non-Residents’ Income Tax, when the transaction is carried out without a permanent establishment, the amount obtained from the transfer of the rights of free allocation on the market will be subject to the same tax treatment as pre-emptive subscription rights. Accordingly, for tax purposes, the amount obtained from the transfer of the rights of free allocation is subtracted from the acquisition value of the shares from which these rights originate, pursuant to article 37.1.a) of Law 35/2006, of November 28, on Personal Income Tax (Ley del Impuesto sobre la Renta de las Personas Físicas), which partially amends the Acts on Corporate Income Tax, Non-Residents’ Income Tax and Wealth Tax.

Thus, only if the amount obtained from the aforementioned transfer exceeds the acquisition value of the shares from which they originate, will the difference be considered a capital gain for the transferor in the tax period in which the transfer takes place.

c)	To transfer all or some of their rights of free allocation to BBVA under the purchase commitment assumed by the Bank. The tax treatment applicable to the amount obtained in the transfer to the Company of the rights of free allocation due to the shareholders’ status as such, will be equivalent to the tax treatment applicable to dividends directly distributed in cash and, consequently, such amount will be subject to the corresponding withholding tax (currently at a 20%).

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

Taxation of Capital Gains

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish-source income and, therefore, are taxable in Spain. For Spanish tax purposes, gain recognized by you, if you are a U.S. Resident, from the sale of BBVA’s ADSs or ordinary shares will be treated as capital gains. Spanish Non-Resident Income Tax is levied at a 21% tax rate for 2012, 2013 and 2014 and at a 20% tax rate for 2015 (after this period of time the tax rate is expected to be 19%) on capital gains recognized by persons who are not residents of Spain for tax purposes, who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain.

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

Corporations that are non-residents of Spain that receive BBVA’s shares or ADSs as a gift are subject to Spanish Non-Resident Income Tax at a 21% tax rate for 2012, 2013 and 2014 and at a 20% tax rate for 2015 (after this period of time the tax rate is expected to be 19%) on the fair market value of such ordinary shares or ADSs as a capital gain tax. If the donee is a U.S. resident corporation, the exclusions available under the Treaty described in “—Taxation of Capital Gains” above will be applicable.

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

A scrip dividend (such as a dividend distributed under the “Dividend Option” program, described in “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Dividends—Scrip Dividend”) will be treated in the same manner as a distribution of cash, regardless of whether a U.S. Holder elects to receive the dividend in shares rather than cash. If the U.S. Holder elects to receive the dividend in shares, the U.S. Holder will be treated as having received a distribution equal to the U.S. dollar fair market value of the shares on the date of distribution. The U.S. Holder’s tax basis in such shares received will be equal to the U.S. dollar fair market value of the shares on the date of distribution and the holding period for such shares will begin on the day following the distribution.

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

Passive Foreign Investment Company Rules

Based upon certain proposed Treasury regulations which are proposed to be effective for taxable years beginning after December 31, 1994 (“Proposed Regulations”), we believe that we were not a PFIC for U.S. federal income tax purposes for our 2014 taxable year. However, since our PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25% owned equity investments) from time to time and since there is no guarantee that the Proposed Regulations will be adopted in their current form and because the manner of the application of the Proposed Regulations is not entirely clear, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Trading Portfolio Activities

Market risk originates as a result of movements in the market variables that impact the valuation of traded financial products and assets. The main risks can be classified as follows:

•	Interest rate risk: This arises as a result of exposure to movements in the different interest rate curves involved in trading. Although the typical products that generate sensitivity to the movements in interest rates are money-market products (deposits, interest rate futures, call money swaps, etc.) and traditional interest rate derivatives (swaps and interest rate options such as caps, floors, swaptions, etc.), practically all the financial products are exposed to interest rate movements due to the effect that such movements have on the valuation of the financial discount.

•	Equity risk: This arises as a result of movements in share prices. This risk is generated in spot positions in shares or any derivative products whose underlying asset is a share or an equity index. Dividend risk is a sub-risk of equity risk, arising as an input for any equity option. Its variation may affect the valuation of positions, and it is therefore a factor that generates risk on the books.

•	Exchange-rate risk: This is caused by movements in the exchange rates of the different currencies in which a position is held. As in the case of equity risk, this risk is generated in spot currency positions and in any derivative product whose underlying asset is an exchange rate. In addition, the quanto effect (operations where the underlying asset and the instrument itself are denominated in different currencies) means that in certain transactions in which the underlying asset is not a currency, an exchange-rate risk is generated that has to be measured and monitored.

•	Credit-spread risk: Credit spread is an indicator of an issuer’s credit quality. Spread risk occurs due to variations in the levels of spread of both corporate and government issues, and affects positions in bonds and credit derivatives.

•	Volatility risk: This occurs as a result of changes in the levels of implied price volatility of the different market instruments on which derivatives are traded. This risk, unlike the others, is exclusively a component of trading in derivatives and is defined as a first-order convexity risk that is generated in all possible underlying assets in which there are products with options that require a volatility input for their valuation.

We believe the metrics developed to control and monitor market risk in BBVA Group are aligned with best practices in the market and are implemented consistently across all the local market risk units.

Measurement procedures are established in terms of the possible impact of negative market conditions on the trading portfolio of the Group’s Global Markets units, both under ordinary circumstances and in situations of heightened risk factors.

The standard metric used to measure market risk is Value at Risk (“VaR”), which indicates the maximum loss that may occur in the portfolios at a given confidence level (99%) and time horizon (one day). This statistic is widely used in the market and has the advantage of summing up in a single metric the risks inherent to trading activity, taking into account how they are related and providing a prediction of the loss that the trading book could sustain as a result of fluctuations in equity prices, interest rates, foreign exchange rates and commodity prices. In addition, for some positions other risks also need to be considered, such as credit spread risk, basis risk, volatility risk and correlation risk.

Headings of the balance sheet subject to VaR measurement

Most of the headings on the Group’s balance sheet subject to market risk are positions whose main metric for measuring their market risk is VaR. This table shows the accounting lines of the balance sheet in which there is a market risk in trading activity subject to this measurement:

	Main market risk metrics
	VaR	Others (*)
	In millions of Euros
Assets subject to market risk
Financial assets held for trading	74,744	825
Available for sale financial assets	99	62,007
Of which:	—	6,373
Hedging derivatives	404	1,890
Liabilities subject to market risk
Financial liabilities held for trading	50,457	2,675
Hedging derivatives	1,085	979

(*)	Includes mainly assets and liabilities managed by ALCO.

The table above provides information on the financial positions subject to market risk. This is provided for informational purposes only and it does not reflect how market risk in trading activity is managed.

With respect to the risk measurement models used by the BBVA Group, the Bank of Spain has authorized the use of the internal model to determine bank capital requirements deriving from risk positions on the Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Bancomer trading book, which jointly account for around 80% of the Group’s trading-book market risk. For South America and Compass, bank capital for the risk positions in the trading book is calculated using the standard model.

The current management structure includes the monitoring of market-risk limits, consisting of a scheme of limits based on VaR, economic capital (based on VaR measurements) and VaR sub-limits, as well as stop-loss limits for each of the Group’s business units. The global limits are approved annually by the Executive Committee at the proposal of the market risk unit, following presentation to the GRMC (Global Risk Management Committee) and the Board of Directors’ Risk Committee. This limits structure is developed by identifying specific risks by type, trading activity and trading desk. In addition, the market risk unit maintains consistency between the limits. The control structure in place is supplemented by limits on losses and a system of warning signals to anticipate the effects of adverse situations in terms of risk and/or result.

The model used estimates VaR in accordance with the “historical simulation” methodology, which involves estimating losses and gains that would have taken place in the current portfolio if the changes in market conditions that took place over a specific period of time in the past were repeated. Based on this information, it infers the maximum expected loss of the current portfolio within a given confidence level. This model has the advantage of reflecting precisely the historical distribution of the market variables and not assuming any specific distribution of probability. The historical period used in this model is two years.

VaR figures are estimated following two methodologies:

•	VaR without smoothing, which awards equal weight to the daily information for the previous two years. This is currently the official methodology for measuring market risks for the purpose of monitoring compliance with risk limits.

•	VaR with smoothing, which gives a greater weight to more recent market information. This metric supplements the previous one.

In the case of South America, a parametric methodology is used to measure risk in terms of VaR.

At the same time, and following the guidelines established by the Spanish and European authorities, BBVA incorporates metrics in addition to VaR with the aim of meeting the Bank of Spain’s regulatory requirements with respect to the calculation of bank capital for the trading book. Specifically, the new measures incorporated in the Group since December 2011 (stipulated by Basel 2.5) are:

•	VaR: In regulatory terms, the charge for VaR Stress is added to the charge for VaR and the sum of both (VaR and VaR Stress) is calculated. This quantifies the loss associated with movements in the risk factors inherent in market operations (interest rate, exchange rates, equity, credit, etc.). Both VaR and Stressed VaR are re-scaled by a regulatory multiplication factor, set at three and by the square root of 10, to calculate the capital charge.

•	Specific Risk: IRC. Quantification of the risks of default and rating downgrade of the bond and credit derivative positions on the trading book. The specific risk capital IRC is a charge exclusively for those geographical areas with an approved internal model (Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Bancomer). The capital charge is determined based on the associated losses (at 99.9% over a time horizon of one year under the constant risk assumption) resulting from the rating migration and/or default status of the asset’s issuer. Also included is the price risk in sovereign positions for the indicated items.

•	Specific Risk: Securitizations and Correlation Portfolios. Capital charge for securitizations and for the correlation portfolio to include the potential losses associated with the rating level of a given credit structure (rating). Both are calculated using the standardized approach. The perimeter of the correlation portfolios is referred to First-to-Default (FTD) type market operations and/or market collateralized debt obligation (CDO) tranches, and only for positions with an active market and hedging capacity.

Validity tests are performed regularly on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the positions assessed with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). As an additional control measure, backtesting is conducted at trading desk level in order to enable more specific monitoring of the validity of the measurement models.

Market risk in 2014

The year 2014 has been characterized by a continued improvement first noted in 2013 in Spain, which has been reflected in a narrowing of the spread between Spanish and German debt, and of the main credit spreads. Toward the end of the year, global markets have been affected by the significant slump in oil prices and increased volatility of exchange rates. In this context, the function of risk control in market activities has a special importance.

The Group’s market risk remains at low levels compared with the aggregates of risks managed by BBVA, particularly in the case of credit risk. This is due to the nature of the business and the Group’s policy of minimal proprietary trading. In 2013, the market risk of BBVA Group’s trading book fell slightly versus the previous year and, in terms of VaR, stood at €25 million at the close of the period.

The average VaR for the year ended December 31, 2014 stood at €24.3 million, similar levels to 2013, with a high for the year on October 16, 2014 at €28 million.

By type of market risk assumed by the Group’s trading portfolio, the main risk factor in the Group continues to be linked to interest rates, accounting for 67% of the total at the end of 2014 (this figure includes the spread risk). This relative weight was higher than the figure at the close of 2013 (55%). Exchange-rate risk accounted for 12% (compared to 10% at the close of 2013), while equity risk and volatility and correlation risk had a weight of 5% and 16%, respectively at the close of 2014 (compared to 8% and 27% at the close of 2013).

As of December 31, 2014, 2013 and 2012 VaR amounted to €25 million, €22 million and €30 million, respectively. These figures can be broken down as follows:

Risk	December 31, 2014	December 31, 2013	December 31, 2012
	(In Millions of Euros)
Interest/Spread risk	30	22	35
Currency risk	5	4	3
Stock-market risk	2	3	3
Vega/Correlation risk	7	11	9
Diversification effect(*)	(20)	(18)	(19)
Total	25	22	30
VaR average in the period	23	23	22
VaR max in the period	28	34	31
VaR min in the period	20	17	15

(*)	The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

Validation of the model

The internal market risk model is validated on a regular basis by backtesting in both Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Bancomer.

The aim of backtesting is to validate the quality and precision of the internal model used by the BBVA Group to estimate the maximum daily loss of a portfolio, at a 99% level of confidence and a 250-day time horizon, by comparing the Group’s results and the risk measurements generated by the model. These tests showed that the internal market risk model of both Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Bancomer was adequate and precise.

Two types of backtesting have been carried out in 2014:

•	“Hypothetical” backtesting: the daily VaR is compared with the results obtained, not taking into account the intraday results or the changes in the portfolio positions. This validates the appropriateness of the market risk metrics for the end-of-day position.

•	“Real” backtesting: the daily VaR is compared with the total results, including intraday transactions, but discounting the possible minimum charges or fees involved. This type of backtesting includes the intraday risk in portfolios.

In addition, each of these two types of backtesting was carried out at the risk factor or business type level, thus making a deeper comparison of the results with respect to risk measurements.

In 2014, Bancomer carried out backtesting of the internal VaR calculation model, comparing the daily results obtained with the risk level estimated by the VaR calculation model. At the end of the year the comparison showed the model was working correctly, within the “green” zone (0-4 exceptions), thus validating the model, as has occurred each year since the internal market risk model was approved for the Group.

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

Historical scenarios

The historical benchmark stress scenario for the BBVA Group is Lehman Brothers, whose sudden collapse in September 2008 led to a significant impact on the behavior of financial markets at a global level. The following are the most relevant effects of this historical scenario:

•	Credit shock: reflected mainly in the increase of credit spreads and downgrades in credit ratings.

•	Increased volatility in most of the financial markets (giving rise to a great deal of variation in the prices of different assets (currency, equity, debt).

•	Liquidity shock in the financial systems, reflected by a major movement in interbank curves, particularly in the shortest sections of the euro and dollar curves.

Simulated scenarios

Unlike the historical scenarios, which are fixed and therefore not suited to the composition of the risk portfolio at all times, the scenario used for the exercises of economic stress is based on resampling methodology. This methodology is based on the use of dynamic scenarios that are recalculated periodically depending on the main risks in the trading portfolios. On a data window wide enough to collect different periods of stress (data are taken from January 1, 2008 until today), a simulation is performed by a resampling of historical observations. This generates a distribution of losses and gains that provides an analysis of the most extreme events that occurred within the selected historical window. The advantage of this methodology is that the stress period is not pre-established, but rather a function of the portfolio held at any time. As it makes a high number of simulations (10,000) it can analyze the expected shortfall with greater richness of information than that available in the scenarios included in the VaR calculation.

The main features of this approach are: (i) the generated simulations respect the correlation structure of the data, (ii) there is flexibility to the inclusion of new risk factors and (iii) it allows a great deal of variability to be introduced into the simulations (desirable for considering extreme events).

Structural Risk—Non-Trading Activities

Structural interest-rate risk

The structural interest-rate risk (“SIRR”) is related to the potential impact that variations in market interest rates have on an entity’s net interest income and equity. In order to measure SIRR, BBVA takes into account the main sources that generate this risk: repricing risk, yield curve risk, option risk and basis risk, which are analyzed from two complementary points of view: net interest income (short term) and economic value (long term).

BBVA’s structural interest-rate risk management procedure is based on a set of metrics and tools that enable the entity’s risk profile to be monitored correctly. A wide range of scenarios are measured on a regular basis, including sensitivities to parallel movements in the event of different shocks, changes in slope and curve, as well as delayed movements. Other probabilistic metrics based on statistical scenario-simulating methods are also assessed, such as income at risk (“IaR”) and economic capital (“EC”), which are defined as the maximum adverse deviations in net interest income and economic value, respectively, for a given confidence level and time horizon. Impact thresholds are established on these management metrics both in terms of deviations in net interest income and in terms of the impact on economic value. The process is carried out separately for each currency to which the Group is exposed, and the diversification effect between currencies and business units is considered after this.

In order to guarantee its effectiveness, the model is subjected to regular internal validation, which includes backtesting. In addition, interest-rate risk measurements are subjected to stress testing in order to reveal balance sheet vulnerabilities under extreme scenarios. This testing includes an analysis of adverse macroeconomic scenarios designed specifically by BBVA Research, together with a wide range of potential scenarios that aim to identify interest-rate environments that are particularly damaging for the entity. This is done by generating extreme scenarios of a breakthrough in interest rate levels and historical correlations, giving rise to sudden changes in the slopes and even to inverted curves.

The model is necessarily underpinned by an elaborate set of hypotheses that aim to reproduce the behavior of the balance sheet as closely as possible to reality. Especially relevant among these assumptions are those related to the behavior of “accounts with no explicit maturity”, for which stability and remuneration assumptions are established, consistent with an adequate segmentation by type of product and customer, and prepayment estimates (implicit optionality). The hypotheses are adapted regularly to signs of changes in behavior, kept properly documented and reviewed on a regular basis in the internal validation processes.

The impacts on the metrics are assessed both from a point of view of economic value (gone concern) and from the perspective of net interest income, for which a dynamic model (going concern) consistent with the corporate assumptions of earnings forecasts is used.

The table below shows the profile of sensitivities of net interest income and value of the main regions where the BBVA Group operates:

	Impact on Net Interest Income (*)		Impact on Economic Value(**)
	100 Basis-Point Increase	100 Basis-Point Decrease	100 Basis-Point Increase	100 Basis-Point Decrease
Europe	7.19%	(5.63)%	2.40%	(2.98)%
Mexico	1.73%	(1.36)%	(3.50)%	2.85%
USA	7.08%	(5.00)%	(1.85)%	(5.79)%
South America	2.00%	(1.85)%	(2.56)%	2.97%
BBVA Group	3.60%	(2.87)%	0.69%	(2.26)%

(*)	Percentage of “1 year” net interest income forecast for each unit.
(**)	Percentage of net assets for each unit.

In 2014, stagnating growth in advanced economies has led to the continuation of accommodative monetary policies with the aim of boosting demand and investment, with interest rates in Europe and in the United States remaining at all-time lows. In Latin America, the slowdown in growth and the deterioration in external financial conditions have prompted the central banks to cut monetary policy rates.

BBVA Group’s positioning in terms of its balance sheet management units as a whole has a positive sensitivity in its net interest income to interest rate hikes, while in terms of economic value the sensitivity is negative to interest rate increases, except for the euro balance sheet. Mature markets, both in Europe and the United States, show greater sensitivity in relative terms of their projected net interest income to a parallel interest-rate shock. However, in 2014 this negative sensitivity to cuts has been confined by the limited downward trend in interest rates. In this interest-rate environment, appropriate management of the balance sheet has maintained BBVA’s exposure at moderate levels, in accordance with the Group’s target risk profile.

Structural exchange-rate risk

In the BBVA Group, structural exchange-rate risk arises from the consolidation of holdings in subsidiaries with functional currencies other than the euro. Its management is centralized in order to optimize the joint handling of permanent foreign currency exposures, taking into account the diversification.

The corporate Balance Sheet Management unit, through ALCO, designs and executes hedging strategies with the main purpose of controlling the potential negative effect of exchange-rate fluctuations on capital ratios and on the equivalent value in euros of the foreign-currency earnings of the Group’s subsidiaries, considering transactions according to market expectations and their cost.

The risk monitoring metrics included in the system of limits are integrated into management and supplemented with additional assessment indicators. At corporate level they are based on probabilistic metrics that measure the maximum deviation in capital, CET1 ratio, and net attributable profit. The probabilistic metrics make it possible to estimate the joint impact of exposure to different currencies, taking into account the different variability in currency rates and their correlations.

The suitability of these risk assessment metrics is reviewed on a regular basis through backtesting exercises. The final element of structural exchange-rate risk control is the analysis of scenarios and stress with the aim of identifying in advance possible threats to future compliance with the tolerance levels set, so that any necessary preventive management actions can be taken. The scenarios are based both on historical situations simulated by the risk model and on the risk scenarios provided by BBVA Research.

In 2014, the most notable aspect in the foreign-exchange markets has been the strength of the U.S. dollar (especially at year-end), which has led to the appreciation against the euro by year-end of certain currencies in which the Group’s exposure is concentrated, in particular the Mexican peso and the Turkish lira. However, this trend was slowed by the slump in oil prices, which has affected the currencies of the economies more dependent on this resource, mainly in South America and Mexico. This has led to an upturn in volatility in the foreign-exchange markets. Also worth mentioning is the more unfavorable performance of the Argentine peso and the Venezuelan bolivar fuerte, affected by the imbalances in both economies. Management focus on our main exposures has kept the Group’s structural exchange-rate risk at moderate levels in 2014. As a result, the risk mitigation level of the book value of BBVA Group’s holdings in foreign currency remained on average at 42% and hedging of foreign-currency earnings in 2014 stood at 40%.

In 2014, the average asset exposure sensitivity to a 10% depreciation in exchange rates against the euro in the main currencies to which BBVA is exposed stood at €1.900 million, with 35% relating to the Mexican peso, 26% relating to South American currencies, 22% relating to Asian and Turkish currencies, and 16% relating to the US dollar.

Structural equity risk

BBVA Group’s exposure to structural equity risk stems basically from investments in industrial and financial companies with medium- and long-term investment horizons. This exposure is mitigated through net short positions held in derivatives of their underlying assets, used to limit portfolio sensitivity to potential falls in prices.

Structural management of equity portfolios is the responsibility of the Group’s units specializing in this area. Their activity is subject to the corporate risk management policies for equity positions in the equity portfolio. The aim is to ensure that they are handled consistently with BBVA’s business model and appropriately to its risk tolerance level, thus enabling long-term business sustainability.

The Group’s risk management systems also make it possible to anticipate possible negative impacts and take appropriate measures to prevent damage being caused to the entity. The risk control and limitation mechanisms are focused on the exposure, annual operating performance and economic capital estimated for each portfolio.

Economic capital is estimated in accordance with a corporate model based on Monte Carlo simulations, taking into account the statistical performance of asset prices and the diversification existing among the different exposures.

Backtesting is carried out on a regular basis on the risk measurement model used.

The year 2014 has been characterized by strong stock market performance in all the geographical areas. The Spanish stock markets performed particularly well against the European indices, particularly in the telecommunications sector, where a large part of BBVA’s exposure is concentrated. This performance has boosted the returns on these investments and the levels of capital gains accumulated in the Group’s equity portfolios.

Structural equity risk, measured in terms of economic capital, has remained at moderate levels thanks to active management of positions. This management includes modulating the exposures through positions in derivatives of underlying assets of the same kind in order to limit portfolio sensitivity to potential falls in prices.

Stress tests and analyses of sensitivity to different simulated scenarios are carried out periodically to analyze the risk profile in more depth. They are based on both past crisis situations and forecasts made by BBVA Research. This aims to check that the risks are limited and that the tolerance levels set by the Group are not at risk.

The aggregate sensitivity of the BBVA Group’s consolidated equity to a 10% fall in the price of shares of the companies making up the equity portfolio stood at €356 million as of December 31, 2014, and the sensitivity of pre-tax profit is estimated at €2.7 million. These figures are estimated taking into account the exposure in shares valued at market prices, or if not applicable, at fair value (except for the positions in the Treasury Area portfolios) and the net delta-equivalent positions in options on their underlyings.

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

•       reasonable and customary expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars

Expenses payable by holders of ADSs or persons depositing shares for the issuance of ADSs; expenses payable in connection with the conversion of foreign currency into U.S. dollars are payable out of such foreign currency

The Depositary may remit to us all or a portion of the Depositary fees charged for the reimbursement of certain of the expenses we incur in respect of the ADS program established pursuant to the Deposit Agreement upon such terms and conditions as we may agree from time to time. In the year ended December 31, 2014, the Depositary reimbursed us $1,022 thousand with respect to certain fees and expenses. The table below sets forth the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed in 2014.

Category of Expenses	Amount Reimbursed in the Year Ended December 31, 2014
(In Thousands of Dollars)
NYSE Listing Fees	133.3
Investor Relations Marketing	278.9
Professional Services	528.4
Annual General Shareholders’ Meeting Expenses	81.4

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2014, BBVA, under the supervision and with the participation of BBVA’s management, including our Chairman and Chief Executive Officer, President and Chief Operating Officer and Chief Global Accounting and Information Management Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of BBVA’s management, including our Chairman and Chief Executive Officer, President and Chief Operating Officer and Chief Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—2013 Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2014, our internal control over financial reporting was effective based on those criteria.

In May 2013, COSO published an updated version of its Internal Control Integrated – Framework. This new framework provides broader guidelines and clarifies the requirements for determining what constitutes effective internal control. After the analysis of the updated version, no significant changes have been implemented in the internal control model.

Our internal control over financial reporting as of December 31, 2014 has been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their report which follows below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the internal control over financial reporting of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group” - Note 3) as of December 31, 2014, based on criteria established in Internal Control—2013 Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — 2013 Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Group and our report dated April 15, 2015 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE, S.L.

Madrid—Spain

April 15, 2015

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

The charter for our Audit and Compliance Committee provides that the Chairman of the Audit and Compliance Committee is required to have experience in financial matters as well as knowledge of the accounting standards and principles required by the banking regulators, and we have determined that Mr. José Luis Palao García-Suelto, the Chairman of the Audit and Compliance Committee, has such experience and knowledge and is an “audit committee financial expert” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Palao is independent within the meaning of the New York Stock Exchange listing standards.

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

BBVA’s Code of Ethics and Conduct applies, among others, to its chief executive officer, chief financial officer and chief accounting officer. This code establishes the principles that guide these officers’ respective actions: ethical conduct, professional standards and confidentiality. It also establishes the limitations and defines the conflicts of interest and their treatment. We have not waived compliance with, nor made any amendment to, the Code of Ethics and Conduct in 2014. BBVA’s Code of Ethics and Conduct can be found on its website at www.bbva.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L. and its worldwide affiliates, by type of service rendered for the periods indicated.

	Year ended December 31,
Services Rendered	2014	2013
	(In Millions of Euros)
Audit Fees(1)	21.3	20.4
Audit-Related Fees(2)	2.9	2.8
Tax Fees(3)	1.6	1.7
All Other Fees(4)	2.2	2.2

Total	28.0	27.1

(1)	Aggregate fees billed for each of the last two fiscal years for professional services rendered by Deloitte, S.L. and its worldwide affiliates for the audit of BBVA’s annual financial statements or services that are normally provided by Deloitte, S.L. and its worldwide affiliates in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	Aggregate fees billed in each of the last two fiscal years for assurance and related services by Deloitte, S.L. and its worldwide affiliates that are reasonably related to the performance of the audit or review of BBVA’s financial statements and are not reported under (1) above.
(3)	Aggregate fees billed in each of the last two fiscal years for professional services rendered by Deloitte, S.L. and its worldwide affiliates for tax compliance, tax advice, and tax planning.
(4)	Aggregate fees billed in each of the last two fiscal years for products and services provided by Deloitte, S.L. and its worldwide affiliates other than the services reported in (1), (2) and (3) above. Services in this category consisted primarily of consultancy and implementation of new regulation.

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

The pre-approval policy is as follows:

1.	The hiring of BBVA’s external auditor or any of its affiliates is prohibited, unless there is no other firm available to provide the needed services at a comparable cost and that could deliver a similar level of quality.

2.	In the event that there is no other firm available to provide needed services at a comparable cost and delivering a similar level of quality, the external auditor (or any of its affiliates) may be hired to perform such services, but only with the pre-approval of the Audit and Compliance Committee.

3.	The Chairman of the Audit and Compliance Committee has been delegated the authority to approve the hiring of BBVA’s external auditor (or any of its affiliates). In such an event, however, the Chairman would be required to inform the Audit and Compliance Committee of such decision at the Committee’s next meeting.

4.	The hiring of the external auditor for any of BBVA’s subsidiaries must also be pre-approved by the Audit and Compliance Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

2014	Total Number of Ordinary Shares Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 to January 31	28,946,589	€9.13	—	—
February 1 to February 28	25,471,218	€8.86	—	—
March 1 to March 31	52,579,406	€8.85	—	—
April 1 to April 30	23,370,439	€8.82	—	—
May 1 to May 31	17,173,914	€8.96	—	—
June 1 to June 30	19,879,212	€9.60	—	—
July 1 to July 31	39,796,535	€9.28	—	—
August 1 to August 31	23,209,457	€8.92	—	—
September 1 to September 30	38,910,918	€9.60	—	—
October 1 to October 31	48,316,782	€8.96	—	—
November 1 to November 30	30,380,123	€8.42	—	—
December 1 to December 31	77,355,672	€8.09	—	—

Total	425,390,265	€8.86	—	—

During 2014, we sold a total of 390,756,337 shares for an average price of €8.92 per share.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

During the years ended December 31, 2014, 2013 and 2012 and through the date of this Annual Report, the principal independent accountant engaged to audit our financial statements, Deloitte S.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed. For each of the years ended December 31, 2014, 2013 and 2012, Deloitte S.L. has not expressed reliance on another accountant or accounting firm in its report on our audited annual accounts for such periods.

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

Spanish Law 31/2014 of December 3, which modifies the Spanish Corporate Enterprises Act, has introduced a definition of what constitutes independence for the purpose of board or committee membership. Such definition is in line with the definition provided by our Board Regulations.

In addition, pursuant to the Spanish Corporate Enterprises Act, as amended by Law 31/2014, listed companies shall have, at least, an audit committee, and an appointments and remuneration committee. This Law also establishes that such committees (i) shall be composed exclusively by non-executive directors, (ii) at least two of their members shall be independent directors and (iii) they shall be chaired by an independent director.

Likewise, Law 10/2014 of June 26, on the organization, supervision and solvency of financial institutions, which completes the transposition of CRD IV into Spanish legislation, includes rules on corporate governance, among others, as regards board committees and their membership, establishing that the remuneration committee, the appointments committee and risk committee shall be composed of non-executive directors and at least one third of their members shall be independent and, in any event, the Chairman of these committees shall also be an independent director.

Moreover, pursuant to recently published corporate governance non-binding recommendations applicable to listed companies in Spain, under the comply or explain principle: (i) independent directors must represent, at least, half of the total board members; (ii) the majority of the members of the audit committee and the appointments and remuneration committee must be independent; and (iii) companies with high market capitalization must have two separate committees, an appointments committee and a remuneration committee. The above non-binding recommendations will be applicable for our Spanish annual corporate governance report corresponding to 2015.

Pursuant to article 1 of our Board Regulations BBVA considers that independent directors are those who fulfill the requirements described below:

(a)	Independent directors are non-executive directors appointed for their personal and professional background who can perform their duties without being constrained by their relations with the Company or its Group, its significant shareholders or its executives.

(b)	Directors cannot be deemed independent if they:

(a)	have been employees or executive directors in Group companies, unless three or five years have elapsed, respectively since they ceased as employees or executive directors, as the case may be;

(b)	receive from the Company or its Group entities, any amount or benefit for an item other than remuneration for their directorship, except where the sum is insignificant and expect further for dividends or pension supplements that a director may receive due to a former professional or employment relationship, provided these are unconditional and, consequently, the company paying them may not at its own discretion, suspend, amend or revoke their accrual unless there has been a breach of duty;

(c)	are partners of the external auditor or in charge of the audit report or have been so in the last three years, whether the audit in question was carried out on the Company or any other Group entity;

(d)	are executive directors or senior managers of another company in which a Company’s executive director or senior manager is an external director;

(e)	maintain any significant business relationship with the Company or with any Group company or have done so over the last year, either in their own name or as a significant shareholder, director or senior manager of a company that maintains or has maintained such a relationship. Business relationship means any relationship as supplier of goods or services, including financial goods or services, and as advisor or consultant;

(f)	are significant shareholders, executive directors or senior managers of any entity that receives, or has received over the last three years, donations from the Company or its Group. Those persons who are merely trustees in a foundation receiving donations shall not be deemed to be included under this letter;

(g)	are spouses, or spousal equivalents or related up to second degree of kinship to an executive director or senior manager of the Company;

(h)	have not been proposed by the Appointments Committee for appointment or renewal;

(i)	have held a directorship for a continuous period of more than 12 years; or

(j)	are related to any significant shareholder or shareholder represented on the Board of Directors under any of the circumstances described under letters (a), (e), (f) or (g) above. In the event of kinship relationships mentioned in letter (g), the limitation will apply not only with respect to the shareholder, but also with respect to their proprietary directors in the company in which the shareholder holds an interest.

Directors who hold shares in the Bank may be considered independent provided they comply with the above conditions and their shareholding is not legally considered to be significant.

As of the date of this Annual Report, our Board of Directors has a large number of non-executive directors and eight out of the 15 members of our Board are independent under the definition of independence described above, which is in line with the definition provided by Law 31/2014, of December 3.

In addition, our Audit and Compliance Committee is composed exclusively of independent directors, who are not members of the Bank’s Executive Committee, and the committee chairman is required to have experience in financial management and an understanding of the standards and accounting procedures required by the governmental authorities that regulate the banking sector, in accordance with the specific regulations of the Audit and Compliance Committee. Our Risk Committee is composed exclusively of non-executive directors, and also, in accordance with the Corporate Enterprises Act and with corporate governance non-binding recommendations, our Board of Directors has two separate committees; an Appointments Committee and a Remuneration Committee, which are composed exclusively of non-executive directors, being the majority of them (including their chairman) independent directors.

Separate Meetings for Independent Directors

In accordance with the NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Spanish law, this requirement is not contemplated as such. We note, however, that our non-executive directors meet periodically outside the presence of our executive directors every time a Committee with oversight functions meets, since these Committees are comprised solely of non- executive directors. Furthermore, the Board of Directors has appointed a Lead Director with powers to coordinate and meet with the non-executive directors, among other faculties conferred by the law and in Article 5 ter. of our Board Regulations. In addition, our independent directors meet outside the presence of our executive directors as often as they deem fit, and usually prior to meetings of the Board of Directors or its Committees.

Code of Ethics

The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. For information with respect to BBVA’s code of business conduct and ethics see “Item 16 B. Code of Ethics”.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Please see pages F-1 through F-200.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Bylaws (Estatutos) of the Registrant (English translation).

8.1	Consolidated Companies Composing Registrant (see Appendix I to X to our Consolidated Financial Statements included herein).

10.1	Shareholders’ Agreement entered into between the Company, Doğuş Holding A.Ş., Doğuş Nakliyat ve Ticaret, A.Ş. and Doğuş Araştırma Geliştirme ve Müşavirlik Hizmetleri A.Ş. on November 1, 2010.(*)

10.2	Amended and Restated Shareholders’ Agreement entered into between the Company, Doğuş Holding A.Ş., Doğuş Nakliyat ve Ticaret, A.Ş. and Doğuş Araştırma Geliştirme ve Müşavirlik Hizmetleri A.Ş. on November 19, 2014.(**)

10.3	Share Purchase Agreement entered into between the Company and Doğuş Holding A.Ş. on November 19, 2014.

10.4	Share Purchase Agreement entered into between the Company and Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk on November 19, 2014.

10.5	Information on Compensation Plans (***)

12.1	Section 302 Chairman and Chief Executive Officer Certification.

12.2	Section 302 President and Chief Operating Officer Certification.

12.3	Section 302 Head of Global Accounting and Information Management Certification.

13.1	Section 906 Certification.

15.1	Consent of Independent Registered Public Accounting Firm.

(*)	Incorporated by reference to BBVA’s Annual Report on Form 20-F for the year ended December 31, 2011.Confidential treatment was requested with respect to certain portions of this agreement. Confidential portions were redacted and separately submitted to the SEC.
(**)	Confidential treatment was requested with respect to certain portions of this agreement. Confidential portions were redacted and separately submitted to the SEC.
(***)	Incorporated by reference to BBVA’s report on Form 6-K submitted on February 9, 2015 (SEC Accession No. 0001193125-15-038764).

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

Date: April 15, 2015

Annual Report

2014

Consolidated Financial Statements and Audit Report

2014

54. Other information	F-197

55. Subsequent events	F-200

APPENDICES

APPENDIX I Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group	A-2

APPENDIX II Additional information on investments in associates accounted for under the equity method in the BBVA Group	A-10

APPENDIX III Changes and notification of investments and divestments in the BBVA Group in 2014	A-11

APPENDIX IV Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2014	A-14

APPENDIX V BBVA Group’s structured entities. Securitization funds	A-15

APPENDIX VI Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2014, 2013 and 2012	A-16

APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2014, 2013 and 2012	A-20

APPENDIX VIII Other requirement under Bank of Spain Circular 6/2012	A-21

Appendix IX Conciliation of the Consolidated Balance Sheet and the Consolidated Income Statements for 2013 and 2012	A-29

APPENDIX X Additional disclosure required by the Regulation S-X	A-34

GLOSSARY	A-37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the accompanying consolidated balance sheets of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group” - Note 3) as of December 31, 2014, 2013 and 2012, and the related consolidated income statements, statements of recognized income and expense, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group as of December 31, 2014, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with the International Financial Reporting Standards, as issued by the International Accounting Standards Boards (“IFRS – IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 15, 2015 expressed an unqualified opinion on the Group’s internal control over financial reporting.

DELOITTE, S.L.

Madrid- Spain

April 15, 2015

Consolidated balance sheets as of December 31, 2014, 2013 and 2012.

		Millions of Euros
ASSETS	Notes	2014	2013 (*)	2012 (*)
CASH AND BALANCES WITH CENTRAL BANKS	9	31,430	34,903	35,494
FINANCIAL ASSETS HELD FOR TRADING	10	83,258	72,112	79,829
Loans and advances to credit institutions		-	-	-
Loans and advances to customers		128	106	244
Debt securities		33,883	29,602	28,020
Equity instruments		5,017	4,766	2,915
Trading derivatives		44,229	37,638	48,650
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,761	2,413	2,530
Loans and advances to credit institutions		-	-	-
Loans and advances to customers		-	-	-
Debt securities		737	663	753
Equity instruments		2,024	1,750	1,777
AVAILABLE-FOR-SALE FINANCIAL ASSETS	12	94,875	77,774	67,500
Debt securities		87,608	71,806	63,548
Equity instruments		7,267	5,968	3,952
LOANS AND RECEIVABLES	13	372,375	350,945	371,347
Loans and advances to credit institutions		27,059	22,862	25,448
Loans and advances to customers		338,657	323,607	342,163
Debt securities		6,659	4,476	3,736
HELD-TO-MATURITY INVESTMENTS	12	-	-	10,162
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	121	98	226
HEDGING DERIVATIVES	14	2,551	2,530	4,894
NON-CURRENT ASSETS HELD FOR SALE	15	3,793	2,880	4,229
INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	16	4,509	4,742	10,782
Associates		417	1,272	6,469
Joint ventures		4,092	3,470	4,313
INSURANCE CONTRACTS LINKED TO PENSIONS		-	-	7
REINSURANCE ASSETS	22	559	619	50
TANGIBLE ASSETS	17	7,820	7,534	7,572
Property, plants and equipment		6,428	5,841	5,702
For own use		5,985	5,373	5,177
Other assets leased out under an operating lease		443	468	525
Investment properties		1,392	1,693	1,870
INTANGIBLE ASSETS	18	7,371	6,759	7,132
Goodwill		5,697	5,069	5,430
Other intangible assets		1,673	1,690	1,702
TAX ASSETS	19	12,426	11,704	11,710
Current		2,035	2,502	1,851
Deferred		10,391	9,202	9,859
OTHER ASSETS	20	8,094	7,684	7,668
Inventories		4,443	4,636	4,223
Rest		3,651	3,048	3,445
TOTAL ASSETS		631,942	582,697	621,132

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated balance sheets.

Consolidated balance sheets as of December 31, 2014, 2013 and 2012.

		Millions of Euros
LIABILITIES AND EQUITY	Notes	2014	2013	2012
FINANCIAL LIABILITIES HELD FOR TRADING	10	56,798	45,648	55,834
Deposits from central banks		-	-	-
Deposits from credit institutions		-	-	-
Customer deposits		-	-	-
Debt certificates		-	-	-
Trading derivatives		45,052	38,119	49,254
Short positions		11,747	7,529	6,580
Other financial liabilities		-	-	-
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,724	2,467	2,216
Deposits from central banks		-	-	-
Deposits from credit institutions		-	-	-
Customer deposits		-	-	-
Debt certificates		-	-	-
Subordinated liabilities		-	-	-
Other financial liabilities		2,724	2,467	2,216
FINANCIAL LIABILITIES AT AMORTIZED COST	21	491,899	464,549	490,807
Deposits from central banks		28,193	30,893	46,475
Deposits from credit institutions		65,168	52,423	55,675
Customer deposits		319,060	300,490	282,795
Debt certificates		58,096	64,120	86,255
Subordinated liabilities		14,095	10,556	11,815
Other financial liabilities		7,288	6,067	7,792
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	-	-	-
HEDGING DERIVATIVES	14	2,331	1,792	2,968
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	15	-	-	387
LIABILITIES UNDER INSURANCE CONTRACTS	22	10,460	9,834	9,020
PROVISIONS	23	7,444	6,853	7,834
Provisions for pensions and similar obligations	24	5,970	5,512	5,777
Provisions for taxes and other legal contingencies		262	208	406
Provisions for contingent risks and commitments		381	346	322
Other provisions		831	787	1,329
TAX LIABILITIES	19	4,157	2,530	3,820
Current		980	993	1,058
Deferred		3,177	1,537	2,762
OTHER LIABILITIES	20	4,519	4,460	4,586
TOTAL LIABILITIES		580,333	538,133	577,472

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated balance sheets.

Consolidated balance sheets as of December 31, 2014, 2013 and 2012.

		Millions of Euros
LIABILITIES AND EQUITY (Continued)	Notes	2014	2013 (*)	2012 (*)
STOCKHOLDERS’ FUNDS		49,446	46,025	43,473
Common Stock	25	3,024	2,835	2,670
Issued		3,024	2,835	2,670
Unpaid and uncalled (-)		-	-	-
Share premium	26	23,992	22,111	20,968
Reserves	27	20,936	19,767	19,531
Accumulated reserves (losses)		20,304	19,317	18,580
Reserves (losses) of entities accounted for using the equity method		633	450	951
Other equity instruments	43.1.1	67	59	62
Equity component of compound financial instruments		-	-	-
Other equity instruments		67	59	62
Less: Treasury stock	28	(350)	(66)	(111)
Income attributed to the parent company		2,618	2,084	1,676
Less: Dividends and remuneration		(841)	(765)	(1,323)
VALUATION ADJUSTMENTS	29	(348)	(3,831)	(2,184)
Available-for-sale financial assets		3,816	851	(238)
Cash flow hedging		(46)	8	36
Hedging of net investment in foreign transactions		(373)	(100)	(243)
Exchange differences		(2,173)	(3,023)	(1,164)
Non-current assets held-for-sale		-	3	(104)
Entities accounted for using the equity method		(796)	(1,130)	(24)
Other valuation adjustments		(777)	(440)	(447)
NON-CONTROLLING INTEREST	30	2,511	2,371	2,372
Valuation adjustments		(53)	70	188
Rest		2,563	2,301	2,184
TOTAL EQUITY		51,609	44,565	43,661
TOTAL LIABILITIES AND EQUITY		631,942	582,697	621,132

		Millions of Euros
MEMORANDUM ITEM	Notes	2014	2013 (*)	2012 (*)
CONTINGENT RISKS	32	33,741	33,543	37,019
CONTINGENT COMMITMENTS	32	106,252	94,170	90,142

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated balance sheets.

Consolidated income statements for the years ended December 31, 2014, 2013 and 2012.

		Millions of Euros
	Notes	2014	2013 (*)	2012 (*)
INTEREST AND SIMILAR INCOME	36	22,838	23,512	24,815
INTEREST AND SIMILAR EXPENSES	36	(8,456)	(9,612)	(10,341)
NET INTEREST INCOME		14,382	13,900	14,474
DIVIDEND INCOME	37	531	235	390
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	38	343	694	1,039
FEE AND COMMISSION INCOME	39	5,530	5,478	5,290
FEE AND COMMISSION EXPENSES	40	(1,356)	(1,228)	(1,134)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	41	1,435	1,608	1,636
Financial instruments held for trading		11	540	653
Other financial instruments at fair value through profit or loss		27	49	69
Other financial instruments not at fair value through profit or loss		1,397	1,019	914
Rest		-	-	-
EXCHANGE DIFFERENCES (NET)		699	903	69
OTHER OPERATING INCOME	42	4,581	4,995	4,765
Income on insurance and reinsurance contracts		3,622	3,761	3,631
Financial income from non-financial services		650	851	807
Rest of other operating income		308	383	327
OTHER OPERATING EXPENSES	42	(5,420)	(5,833)	(4,705)
Expenses on insurance and reinsurance contracts		(2,714)	(2,831)	(2,646)
Changes in inventories		(506)	(495)	(406)
Rest of other operating expenses		(2,200)	(2,507)	(1,653)
GROSS INCOME		20,725	20,752	21,824
ADMINISTRATION COSTS	43	(9,414)	(9,701)	(9,396)
Personnel expenses		(5,410)	(5,588)	(5,467)
General and administrative expenses		(4,004)	(4,113)	(3,929)
DEPRECIATION AND AMORTIZATION	44	(1,145)	(1,095)	(978)
PROVISIONS (NET)	45	(1,142)	(609)	(641)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	46	(4,340)	(5,612)	(7,859)
Loans and receivables		(4,304)	(5,577)	(7,817)
Other financial instruments not at fair value through profit or loss		(36)	(35)	(42)
NET OPERATING INCOME		4,684	3,735	2,950

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated income statements.

Consolidated income statements for the years ended December 31, 2014, 2013 and 2012.

		Millions of Euros
(Continued)	Notes	2014	2013 (*)	2012 (*)
NET OPERATING INCOME		4,684	3,735	2,950
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	47	(297)	(467)	(1,123)
Goodwill and other intangible assets		(8)	(14)	(54)
Other assets		(289)	(453)	(1,069)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT
CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	48	46	(1,915)	3
NEGATIVE GOODWILL	18	-	-	376
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE
NOT CLASSIFIED AS DISCONTINUED OPERATIONS	49	(453)	(399)	(624)
OPERATING PROFIT BEFORE TAX		3,980	954	1,582
INCOME TAX	19	(898)	16	352
PROFIT FROM CONTINUING OPERATIONS		3,082	970	1,934
PROFIT FROM DISCONTINUED OPERATIONS (NET)	49	-	1,866	393
PROFIT		3,082	2,836	2,327
Profit attributable to parent company		2,618	2,084	1,676
Profit attributable to non-controlling interests	30	464	753	651

		Euros
	Note	2014	2013 (*)	2012 (*)
EARNINGS PER SHARE	5
Basic earnings per share		0.44	0.36	0.30
Diluted earnings per share		0.44	0.36	0.30

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated income statements.

Consolidated statements of recognized income and expenses for the years ended December 31, 2014, 2013 and 2012.

	Millions of Euros
	2014	2013	2012
PROFIT RECOGNIZED IN INCOME STATEMENT	3,082	2,836	2,327
OTHER RECOGNIZED INCOME (EXPENSES)	3,359	(1,765)	754
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(346)	8	(224)
Actuarial gains and losses from defined benefit pension plans	(498)	11	(316)
Non-current assets available for sale	-	-	-
Entities under the equity method of accounting	(5)	1	(5)
Income tax related to items not subject to reclassification to income statement	157	(4)	97
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	3,705	(1,773)	978
Available-for-sale financial assets	4,306	1,659	679
Valuation gains/(losses)	4,770	1,737	541
Amounts reclassified to income statement	(464)	(140)	109
Reclassifications (other)	-	62	29
Cash flow hedging	(71)	(32)	7
Valuation gains/(losses)	(71)	(31)	7
Amounts reclassified to income statement	-	-	-
Amounts reclassified to the initial carrying amount of the hedged items	-	-	-
Reclassifications (other)	-	(1)	-
Hedging of net investment in foreign transactions	(273)	143	(84)
Valuation gains/(losses)	(273)	143	(84)
Amounts reclassified to income statement	-	-	-
Reclassifications (other)	-	-	-
Exchange differences	760	(2,045)	601
Valuation gains/(losses)	761	(2,026)	601
Amounts reclassified to income statement	(1)	(19)	-
Reclassifications (other)	-	-	-
Non-current assets held for sale	(4)	135	(103)
Valuation gains/(losses)	(4)	-	(103)
Amounts reclassified to income statement	-	135	-
Reclassifications (other)	-	-	-
Entities accounted for using the equity method	338	(1,054)	238
Valuation gains/(losses)	337	(736)	238
Amounts reclassified to income statement	1	(260)	-
Reclassifications (other)	-	(58)	-
Rest of recognized income and expenses	-	-	-
Income tax	(1,351)	(579)	(360)
TOTAL RECOGNIZED INCOME/EXPENSES	6,441	1,071	3,081
Attributable to the parent company	6,100	436	2,279
Attributable to non-controlling interest	341	635	802

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated statements of recognized income and expenses.

Consolidated statements of changes in equity for the years ended December 31, 2014, 2013 and 2012.

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 30)	Total Equity
	Stockholders’ Funds									Valuation Adjust- ments (Note 29)	Total
	Common Stock (Note 25)	Share Premium (Note 26)	Reserves (Note 27)		Other Equity Instru- ments	Less: Treasury Stock (Note 28)	Profit Attributable to the Parent Company	Less: Dividends and Remu- nerations (Note 4)	Total Stock- holders’ Funds
2014			Accu- mulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2014 (*)	2,835	22,111	19,458	450	59	(66)	2,228	(765)	46,310	(3,831)	42,479	2,371	44,850
Effect of changes in accounting policies (*)	-	-	(141)	-	-	-	(144)	-	(285)	-	(285)	-	(285)
Effect of correction of errors	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted initial balance	2,835	22,111	19,317	450	59	(66)	2,084	(765)	46,025	(3,831)	42,194	2,371	44,565
Total income/expense recognized	-	-	-	-	-	-	2,618	-	2,618	3,483	6,101	341	6,442
Other changes in equity	189	1,881	987	183	8	(284)	(2,084)	(76)	803	-	803	(201)	602
Common stock increase	189	1,881	(70)	-	-	-	-	-	2,000	-	2,000	-	2,000
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into capital	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase of other equity instruments	-	-	-	-	44	-	-	-	44	-	44	-	44
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	-	-	-	(597)	(597)	-	(597)	(243)	(840)
Transactions including treasury stock and other equity instruments (net)	-	-	5	-	-	(284)	-	-	(279)	-	(279)	-	(279)
Transfers between total equity entries	-	-	1,133	186	-	-	(2,084)	765	-	-	-	-	-
Increase/Reduction due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments with equity instruments	-	-	7	-	(36)	-	-	-	(29)	-	(29)	-	(29)
Rest of increases/reductions in total equity	-	-	(88)	(3)	-	-	-	(244)	(336)	-	(336)	42	(294)
Of which:	-	-	-	-	-	-	-	-	-	-	-	-	-
Acquisition of the free allotment rights	-	-	-	-	-	-	-	244	244	-	244	-	244
Balances as of December 31, 2014	3,024	23,992	20,304	633	67	(350)	2,618	(841)	49,446	(348)	49,098	2,511	51,609

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated statements of changes in equity.

Consolidated statements of changes in equity for the years ended December 31, 2014, 2013 and 2012 (continued).

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 30)	Total Equity
	Stockholders’ Funds									Valuation Adjust- ments (Note 29)	Total
	Common Stock (Note 25)	Share Premium (Note 26)	Reserves (Note 27)		Other Equity Instru- ments	Less: Treasury Stock (Note 28)	Profit Attributable to the Parent Company	Less: Dividends and Remu- nerations (Note 4)	Total Stock- holders’ Funds
2013			Accu- mulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2013 (*)	2,670	20,968	18,721	951	62	(111)	1,676	(1,323)	43,614	(2,184)	41,430	2,372	43,802
Effect of changes in accounting policies (*)	-	-	(141)	-	-	-	-	-	(141)	-	(141)	-	(141)
Effect of correction of errors	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted initial balance	2,670	20,968	18,580	951	62	(111)	1,676	(1,323)	43,473	(2,184)	41,289	2,372	43,661
Total income/expense recognized	-	-	-	-	-	-	2,084	-	2,084	(1,647)	437	635	1,072
Other changes in equity	165	1,143	737	(501)	(3)	45	(1,676)	558	468	-	468	(636)	(168)
Common stock increase	71	-	(71)	-	-	-	-	-	-	-	-	-	-
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into capital	94	1,143	-	-	-	-	-	-	1,237	-	1,237	-	1,237
Increase of other equity instruments	-	-	-	-	33	-	-	-	33	-	33	-	33
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	-	-	-	(605)	(605)	-	(605)	(482)	(1,087)
Transactions including treasury stock and other equity instruments (net)	-	-	30	-	-	45	-	-	75	-	75	-	75
Transfers between total equity entries	-	-	853	(501)	-	-	(1,676)	1,324	-	-	-	-	-
Increase/Reduction due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments with equity instruments	-	-	22	-	(36)	-	-	-	(14)	-	(14)	-	(14)
Rest of increases/reductions in total equity	-	-	(97)	-	-	-	-	(161)	(258)	-	(258)	(154)	(412)
Of which:	-	-	-	-	-	-	-	-	-	-	-	-	-
Acquisition of the free allotment rights	-	-	-	-	-	-	-	(161)	(161)	-	(161)	-	(161)
Balances as of December 31, 2013	2,835	22,111	19,317	450	59	(66)	2,084	(765)	46,025	(3,831)	42,194	2,371	44,565

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated statements of changes in equity.

Consolidated statements of changes in equity for the years ended December 31, 2014, 2013 and 2012 (continued).

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 30)	Total Equity
	Stockholders’ Funds									Valuation Adjust- ments (Note 29)	Total
	Common Stock (Note 25)	Share Premium (Note 26)	Reserves (Note 27)		Other Equity Instru- ments	Less: Treasury Stock (Note 28)	Profit Attributable to the Parent Company	Less: Dividends and Remu- nerations (Note 4)	Total Stock- holders’ Funds
2012			Accu- mulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2012 (*)	2,403	18,970	17,580	360	51	(300)	3,004	(1,116)	40,952	(2,787)	38,165	1,893	40,058
Effect of changes in accounting policies (*)	-	-	(141)	-	-	-	-	-	(141)	-	(141)	-	(141)
Effect of correction of errors	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted initial balance	2,403	18,970	17,439	360	51	(300)	3,004	(1,116)	40,811	(2,787)	38,024	1,893	39,917
Total income/expense recognized	-	-	-	-	-	-	1,676	-	1,676	603	2,279	802	3,081
Other changes in equity	267	1,998	1,141	591	11	189	(3,004)	(207)	986	-	986	(323)	663
Common stock increase	73	-	(73)	-	-	-	-	-	-	-	-	-	-
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into capital	194	1,998	-	-	-	-	-	-	2,192	-	2,192	-	2,192
Increase of other equity instruments	-	-	-	-	32	-	-	-	32	-	32	-	32
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	-	-	-	(1,073)	(1,073)	-	(1,073)	(357)	(1,430)
Transactions including treasury stock and other equity instruments (net)	-	-	81	-	-	189	-	-	270	-	270	-	270
Transfers between total equity entries	-	-	1,291	597	-	-	(3,004)	1,116	-	-	-	-	-
Increase/Reduction due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments with equity instruments	-	-	(28)	-	(21)	-	-	-	(49)	-	(49)	-	(49)
Rest of increases/reductions in total equity	-	-	(130)	(6)	-	-	-	(250)	(386)	-	(386)	34	(352)
Of which:	-	-	-	-	-	-	-	-	-	-	-	-	-
Acquisition of the free allotment rights	-	-	-	-	-	-	-	(250)	(250)	-	(250)	-	(250)
Balances as of December 31, 2012	2,670	20,968	18,580	951	62	(111)	1,676	(1,323)	43,473	(2,184)	41,289	2,372	43,661

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated statements of changes in equity.

Consolidated statements of cash flows for the years ended December 31, 2014, 2013 and 2012.

		Millions of Euros
	Notes	2014	2013	2012
CASH FLOW FROM OPERATING ACTIVITIES (1)	50	(6,188)	(500)	9,728
Profit for the year		3,082	2,836	2,327
Adjustments to obtain the cash flow from operating activities:		8,315	8,332	10,400
Depreciation and amortization		1,145	1,099	978
Other adjustments		7,170	7,233	9,422
Net increase/decrease in operating assets		(53,244)	25,613	(38,637)
Financial assets held for trading		(11,145)	7,717	(9,358)
Other financial assets designated at fair value through profit or loss		(349)	117	243
Available-for-sale financial assets		(13,485)	1,938	(12,463)
Loans and receivables		(27,299)	12,704	(12,073)
Other operating assets		(966)	3,137	(4,986)
Net increase/decrease in operating liabilities		36,557	(37,265)	35,990
Financial liabilities held for trading		11,151	(10,186)	4,656
Other financial liabilities designated at fair value through profit or loss		256	251	595
Financial liabilities at amortized cost		24,219	(24,660)	28,072
Other operating liabilities		931	(2,670)	2,666
Collection/Payments for income tax		(898)	(16)	(352)
CASH FLOWS FROM INVESTING ACTIVITIES (2)	50	(1,151)	3,021	(1,060)
Investment		(1,984)	(2,325)	(2,522)
Tangible assets		(1,419)	(1,252)	(1,685)
Intangible assets		(467)	(526)	(777)
Investments		-	(547)	-
Subsidiaries and other business units		(98)	-	-
Non-current assets held for sale and associated liabilities		-	-	-
Held-to-maturity investments		-	-	(60)
Other settlements related to investing activities		-	-	-
Divestments		833	5,346	1,462
Tangible assets		167	101	-
Intangible assets		-	-	-
Investments		118	944	19
Subsidiaries and other business units		-	3,299	-
Non-current assets held for sale and associated liabilities		548	571	590
Held-to-maturity investments		-	431	853
Other collections related to investing activities		-	-	-

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated statements of cash flows.

Consolidated statements of cash flows for the years ended December 31, 2014, 2013 and 2012.

		Millions of Euros
(Continued)	Notes	2014	2013 (*)	2012 (*)
CASH FLOWS FROM FINANCING ACTIVITIES (3)	50	3,157	(1,326)	(3,492)
Investment		(5,955)	(6,104)	(10,387)
Dividends		(826)	(1,275)	(1,269)
Subordinated liabilities		(1,046)	(697)	(3,930)
Common stock amortization		-	-	-
Treasury stock acquisition		(3,770)	(3,614)	(4,831)
Other items relating to financing activities		(313)	(518)	(357)
Divestments		9,112	4,778	6,895
Subordinated liabilities		3,628	1,088	1,793
Common stock increase		2,000	2	-
Treasury stock disposal		3,484	3,688	5,102
Other items relating to financing activities		-	-	-
EFFECT OF EXCHANGE RATE CHANGES (4)		725	(1,784)	471
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)		(3,457)	(589)	5,647
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		34,887	35,476	29,829
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		31,430	34,887	35,476

		Millions of Euros
COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR	Notes	2014	2013 (*)	2012 (*)
Cash		6,247	5,533	5,155
Balance of cash equivalent in central banks		25,183	29,354	30,321
Other financial assets		-	-	-
Less: Bank overdraft refundable on demand		-	-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR	9	31,430	34,887	35,476
Of which:		-	-	-
Held by consolidated subsidiaries but not available for the
Group		-	-	-

The accompanying Notes 1 to 55 and Appendices I to X are an integral part of the consolidated statements of cash flows.

Notes to the consolidated financial statements

1.	Introduction, basis for the presentation of the consolidated financial statements and internal control of financial information.

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

In addition to the transactions it carries out directly, the Bank heads a group of subsidiaries, joint venture and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is therefore required to prepare the Group’s consolidated financial statements.

As of December 31, 2014, the BBVA Group was made up of 299 consolidated entities and 116 entities accounted for using the equity method (see Notes 3 and 16 Appendices I to V).

The consolidated financial statements of the BBVA Group for the year ended December 31, 2013 were approved by the shareholders at the Annual General Meetings (“AGM”) on March 14, 2014.

BBVA Group’s consolidated financial statements and the financial statements for the Bank for the year ended December 31, 2014, have been approved by the shareholders at the Annual General Meetings.

1.2          Basis for the presentation of the consolidated financial statements

The BBVA Group’s consolidated financial statements are presented in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”) applicable as of December 31 2014, considering the Bank of Spain Circular 4/2004, of 22 December (and as amended thereafter), and with any other legislation governing financial reporting applicable to the Group and in compliance with IFRS-IASB.

The BBVA Group’s accompanying consolidated financial statements for the year ended December 31, 2014 were prepared by the Group’s Directors (through the Board of Directors held February 3, 2015) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s consolidated equity and financial position as of December 31, 2014, together with the consolidated results of its operations and cash flows generated during the year 2014.

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

The amounts reflected in the accompanying consolidated financial statements are presented in millions of euros, unless it is more appropriate to use smaller units. Some items that appear without a total in these consolidated financial statements do so because how the units are express. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.

The percentage changes in amounts have been calculated using figures expressed in thousands of euros.

1.3           Comparative information

Following the adoption of IFRIC 21 on levies by the IFRS interpretations Committee, in 2014 there was a change in accounting policy with respect to contributions made to the Deposit Guarantee Fund. According to the International Accounting Standards (denominated IAS 8), IFRIC 21 has been applied retroactively adjusting certain amounts presented for comparative purposes from prior years (see Appendices X).

The main effect of this change is that:

—

With respect to the income statements from 2013, the balances for the following line items have been modified: “Other Income and Expenses” and consequently the line items of “Gross Income”, “Operating income”, “Operating Profit & Loss before tax” and “Profit attributable to parent company”. Therefore, the “profit attributable to parent company” for the year 2013 becomes €2,084 million compared to €2,228 million previously reported.

—

With respect to the balance sheet from 2013 and 2012, this change affects in a material manner the balances for the following line items: “Deferred tax assets”, “Financial liabilities at amortized cost – Other financial liabilities”, “Reserves” and consequently the line items “Total assets”, “Total liabilities”, “Stockholders’ funds” and “Total equity”.

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

Estimates have to be made at times when preparing these consolidated financial statements in order to calculate the recorded amount of some assets, liabilities, income, expenses and commitments. These estimates relate mainly to the following:

—	Impairment on certain financial assets (see Notes 7, 8, 12, 13 and 16).

—	The assumptions used to quantify certain provisions (see Notes 22 and 23) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 24).

—	The useful life and impairment losses of tangible and intangible assets (see Notes 15, 17, 18 and 20).

—	The valuation of goodwill (see Note 18).

—	The fair value of certain unlisted financial assets and liabilities (see Notes 7, 8, 10, 11, 12 and 14).

Although these estimates were made on the basis of the best information available as of December 31, 2014 on the events analyzed, future events may make it necessary to modify them (either up or down) over the coming years. This would be done prospectively in accordance with applicable standards, recognizing the effects of changes in the estimates in the corresponding consolidated income statement.

1.6           Control of the BBVA Group’s financial reporting

The financial information prepared by the BBVA Group is subject to a system of internal financial control system (hereinafter “IFCS”), which provides reasonable assurance with respect to its reliability and integrity, and to ensure that the consolidated financial information as well as the transactions carried out and processed use the criteria established by the BBVA Group’s management and comply with applicable laws and regulations.

The IFCS was developed by the BBVA Group’s management in accordance with framework established by the Committee of Sponsoring Organizations of the Treadway Commission (hereinafter, “COSO”). The COSO framework stipulates five components that must form the basis of the effectiveness and efficiency of systems of internal control:

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

In May 2013, COSO released an updated version of its framework called Internal Control Integrated Framework version. This update provides a broader framework than the previous guidance (17 principles) and clarifies the requirements for determining what constitutes effective internal control (84 points of focus). After analyzing the current version of the mentioned framework and its compliance level at BBVA, the internal control of financial information generally complies with the 2013 COSO model.

The IFCS is a dynamic framework that evolves continuously over time to reflect the reality of the BBVA Group’s business at any time, together with the risks affecting it and the controls designed to mitigate these risks. It is subject to continuous evaluation by the internal control units located in the BBVA Group’s different entities.

The Internal Control Units comply with a common and standard methodology issued by the corporate internal control units, which also perform a supervisory role over them, as set out in the following diagram:

In addition, the Internal Control Units, IFCS Model is subject to annual evaluations by the Group’s Internal Audit Department and external auditors. It is also supervised by the Audit and Compliance Committee of the Bank’s Board of Directors.

2.	Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

The Glossary includes the definition of some of the financial and economic terms used in Note 2 and subsequent Notes of the consolidated financial statements.

2.1           Principles of consolidation

In terms of its consolidation, the BBVA Group is made up of four types of entities: subsidiaries, joint ventures, associates and structured entities, define as follows:

—	Subsidiaries

Subsidiaries are entities controlled by the Group (for definition of the criterion for control, see Glossary).The financial statements of the subsidiaries are fully consolidated with those of the Bank.

The share of non-controlling interests from subsidiaries in the Group’s consolidated total equity is presented under the heading “Non-controlling interests” in the consolidated balance sheet. Their share in the profit or loss for the period or year is presented under the heading “Profit attributable to non-controlling interests” in the accompanying consolidated income statement (see Note 30).

Note 3 include information related to the main subsidiaries in the Group as of December 31, 2014. Appendix I includes other significant information on these entities.

—	Joint ventures

Joint ventures are those entities over which there is a joint arrangement to joint control with third parties other than the Group (for definitions of joint arrangement, joint control and joint venture, refer to Glossary).

The investments in joint ventures are accounted for using the equity method (see Note 16). Appendix II shows the main figures for joint ventures accounted for using the equity method.

—	Associates

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

Appendix II shows the most significant information related to the associates (see Note 16), which are accounted for using the equity method.

—	Structured Entities

A structured entity (see Glossary) is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the voting rights relate to administrative matters only and the relevant activities are directed by means of contractual arrangements.

In those cases where the Group sets up entities, or has a holding in such entities, in order to allow its customers access to certain investments, or to transfer risks or for other purposes, in accordance with internal criteria and procedures and with applicable regulations, the Group determines whether control over the entity in question actually exists and therefore whether it should be subject to consolidation.

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

To determine if a structured entity controls the investee, and therefore should be consolidated into the Group, the existing contractual rights (different from the voting rights) are analyzed. For this reason, an analysis of the structure and purpose of each investee will be performed and, among others, the following factors will be considered:

-	Evidence of the current ability to manage the relevant activities of the entity according to the specific business needs (including any decisions that may arise only in particular circumstances).

-	Potential existence of a special relationship with the entity.

-	Implicit or explicit Group commitments to support the entity.

-	The ability to use the Group´s power over the investee to affect the amount of the investor’s returns.

There are cases where the Group has a high exposure to variable returns and maintains existing decision-making power over the entity, either directly or through an agent.

The main structured entities of the Group are the so-called asset securitization funds, to which the BBVA Group transferred loan portfolios, and other vehicles, which allow the Group’s customers to gain access to certain investments or to allow for the transfer of risks and other purposes (See Appendix I and V). BBVA maintains the decision-making power over the relevant activities of these vehicles through securitized market standard contractual financial support. The most common ones are: investment positions in equity note tranches, funding through subordinated debt, credit enhancements through derivative instruments or liquidity lines, management rights of defaulted securitized assets, “clean-up” call derivatives, and asset repurchase clauses by the grantor.

For these reasons, the loans related to the vast majority of the securitizations carried out by the Bank or Group subsidiaries are not deregistered in the books of said entity and the issuances of these securitizations are registered as liabilities within the Group’s balance sheet.

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

There is no material financial support from the parent or subsidiaries to unconsolidated structured entities.

The Group does not consolidate any of the mutual funds it managed since the necessary control conditions are not met (See definition of control in the Glossary). Particularly, the BBVA Group does not act as arranger but as agent since it operates on behalf and for the benefit of invertors or parties (arranger of arrangers) and, for this reason it does not control the mutual funds when exercising its authority for decision making.

On the other hand, the mutual funds managed by the Group are not considered structured entities (generally, retail funds without corporate identity over which investors have participations which gives them ownership of said managed equity). These funds are not dependent on a capital structure that could prevent them to carry out activities without additional financial support, being in any case insufficient as far as the activities themselves are concerned. Additionally, the risk of the investment is absorbed by the fund participants, and the Group is only exposed when it becomes a participant, and as such, there is no other risk for the Group. Furthermore, in the case of guaranteed investment funds, the investment policy is designed in such a way that the Group collateral does not have to be exercised.

In all cases, results of equity method investees acquired by the BBVA Group in a particular period are included taking into account only the period from the date of acquisition to the financial statements date. Similarly, the results of entities disposed of during any year are included taking into account only the period from the start of the year to the date of disposal.

The financial statements of subsidiaries, associates and joint ventures used in the preparation of the consolidated financial statements of the Group relate to the same date of presentation than the consolidated financial statements. If financial statements at those same dates are not available, the most recent will be used, as long as these are not older than three months, and adjusting to take into account the most significant transactions. As of December 31, 2014, all of the financial statements of all Group entities were available, save for the case of the financial statements of five non-material associates and joint-ventures for which the financial statements were as of November 30, 2014.

Our banking subsidiaries, associates and joint venture around the world, are subject to supervision and regulation from a variety of regulatory bodies in relation to, among other aspects, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of such entities to transfer funds in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where such entities are incorporated, dividends may only be paid out through funds legally available for such purpose. Even when the minimum capital requirements are met and funds are legally available, the relevant regulator or other public administrations could discourage or delay the transfer of funds to the Group in the form of cash, dividends, loans or advances for prudential reasons.

Separate financial statements

The separate financial statements of the parent company of the Group (Banco Bilbao Vizcaya Argentaria, S.A.) are prepared under Spanish regulations (Circular 4/2004 of the Bank of Spain, and subsequent amendments) and following other regulatory requirements of financial information applicable to the Bank. The Bank uses the cost method to account in its separate financial statements its investments in subsidiaries, associates and joint venture entities, which is consistent with the requirements of IAS 27.

2.2           Accounting policies and valuation criteria applied

The accounting standards and policies and the valuation criteria applied in preparing these consolidated financial statements may differ from those used by some of the entities within the BBVA Group. For this reason, necessary adjustments and reclassifications have been made in the consolidation process to standardize these principles and criteria.

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

All the changes in the fair value of the financial instruments, except in trading derivatives, arising from the accrual of interests and similar items are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement for the year in which the change occurred (see Note 36). The dividends received from other entities are recognized under the heading “Dividend income” in the accompanying consolidated income statement for the year in which the right to receive them arises (see Note 37).

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets and liabilities.

“Financial assets held for trading” and “Other financial assets and liabilities designated at fair value through profit or loss”

The assets and liabilities recognized under these headings of the consolidated balance sheets are measured at fair value and changes in the fair value (gains or losses) are recognized as their net value under the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statements (see Note 41). However, changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

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

The net impairment losses in “Available-for-sale financial assets” over the year are recognized under the heading “Impairment losses on financial assets (net) – Other financial instruments not at fair value through profit or loss” (see Note 46) in the consolidated income statements for that period.

“Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortized cost”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at “amortized cost” using the “effective interest rate” method. This is because the consolidated entities intend to hold such financial instruments to maturity.

Net impairment losses of assets recognized under these headings arising in a particular period are recognized under the heading “Impairment losses on financial assets (net) – Loans and receivables” or “Impairment losses on financial assets (net) – Other financial instruments not valued at fair value through profit or loss” (see Note 46) in the consolidated income statement for that period.

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

—

In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading “Valuation adjustments – Cash flow hedging” in the consolidated balance sheets. These differences are recognized in the accompanying consolidated income statement at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item. Almost all of the hedges used by the Group are for interest-rate risks. Therefore, the valuation changes are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement (see Note 36).

—

Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement (See Note 41).

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

Other financial instruments

The following exceptions are applicable with respect to the above general criteria:

—

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying asset and are settled by delivery of those instruments remain in the consolidated balance sheet at acquisition cost; this may be adjusted, where appropriate, for any impairment loss. (see Note 8)

—

Valuation adjustments arising from financial instruments classified at the consolidated balance sheet date as non-current assets held for sale are recognized with the corresponding entry under the heading “Valuation adjustments—Non-current assets held for sale” in the accompanying consolidated balance sheets.

Impairment losses on financial assets

Definition of impaired financial assets carried at amortized cost

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

As a general rule, the carrying amount of impaired financial assets is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known. The recoveries of previously recognized impairment losses are reflected, if appropriate, in the consolidated income statement for the year in which the impairment is reversed or reduced, with an exception: any recovery of previously recognized impairment losses for an investment in an equity instrument classified as financial assets available for sale is not recognized in the consolidated income statement, but under the heading “Valuation Adjustments—Available-for-sale financial assets” in the consolidated balance sheet (see Note 29).

In general, amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal.

When the recovery of any recognized amount is considered remote, such amount is written-off on the consolidated balance sheet, without prejudice to any actions that may be taken in order to collect the amount until the rights extinguish in full either because it is time-barred debt, the debt is forgiven, or other reasons.

In the case of particularly significant financial assets, and assets that cannot be classified within similar groups of instruments in terms of risk, the amounts to be written off are measured individually. In the case of financial assets for lower amounts that can be classified in homogeneous groups, this measurement is carried out as a group.

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

The amount of impairment losses of financial assets (mainly loans and advances) at amortized cost is measured depending on whether the impairment losses are determined individually or collectively.

Impairment losses on financial assets individually evaluated for impairment

The amount of the impairment losses incurred on financial assets represents the excess of their respective carrying amounts over the present values of their expected future cash flows. These expected future cash flows are discounted using the original effective interest rate. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.

As an exception to the rule described above, the market value of listed debt instruments is deemed to be a fair estimate of the present value of their expected future cash flows.

The following is to be taken into consideration when estimating the expected future cash flows of debt instruments:

—

All the amounts that are expected to be recovered over the remaining life of the debt instrument; including, where appropriate, those which may result from the collateral and other credit enhancements provided for the debt instrument (after deducting the costs required for foreclosure and subsequent sale). Impairment losses include an estimate for the possibility of collecting accrued, past-due and uncollected interest.

—	The various types of risk to which each debt instrument is subject.

—	The circumstances in which collections will foreseeably be made.

In respect to impairment losses resulting from the realization of insolvency risk of the obligors (credit risk), a debt instrument is impaired:

—	When there is evidence of a reduction in the obligor’s capacity to pay, whether manifestly by default or for other reasons; and/or

—

For these purposes, country risk is understood to refer to risk with respect to obligors resident in a particular country and resulting from factors other than normal commercial risk: sovereign risk, transfer risk or risks derived from international financial activity.

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

Impairment losses on financial assets collectively evaluated for impairment

Impairment losses on financial assets collectively evaluated for impairment are calculated by using statistical procedures, and they are deemed equivalent to the portion of losses incurred on the date that the accompanying consolidated financial statements are prepared that has yet to be allocated to specific asset. The BBVA Group estimates impairment losses through statistical processes that apply historical data and other specific parameters that, although having been generated as of closing date for these consolidated financial statements, have arisen on an individual basis following the reporting date.

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

–

The loss identification period (‘LIP’) parameter, which is the time lag period between the occurrence of a specific impairment or loss event and when objective evidence of impairment becomes apparent on an individual basis; in other words, the time lag period between the loss event and the date an entity identified its occurrence. As of December 31, 2014 the LIPs performed on a homogenous portfolio basis is 12 months.

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

As of December 31, 2014, 2013 and 2012, the Group’s internal incurred losses model for credit risk shows no material differences when compared to the provisions calculation using Bank of Spain requirements.

Impairment of other debt instruments

The impairment losses on other debt instruments included in the “Available-for-sale financial asset” portfolio are equal to the excess of their acquisition cost (net of any principal repayment), after deducting any impairment loss previously recognized in the consolidated income statement over their fair value.

When there is objective evidence that the negative differences arising on measurement of these debt instruments are due to impairment, they are no longer considered as “Valuation adjustments - Available-for-sale financial assets” and are recognized in the consolidated income statement.

If all, or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred.

Impairment of equity instruments

The amount of the impairment in the equity instruments is determined by the category where they are recognized:

—

Equity instruments classified as available for sale: When there is objective evidence that the negative differences arising on measurement of these equity instruments are due to impairment, they are no longer considered as “Valuation adjustments - Available-for-sale financial assets” and are recognized in the consolidated income statement. In general, the Group considers that there is objective evidence of impairment on equity instruments classified as available-for-sale when significant unrealized losses have existed over a sustained period of time due to a price reduction of at least 40% or over a period of more than 18 months.

When applying this evidence of impairment, the Group takes into account the volatility in the price of each individual equity instruments to determine whether it is a percentage that can be recovered through its sale on the market; other different thresholds may exist for certain equity instruments or specific sectors.

In addition, for individually significant investments, the Group compares the valuation of the most significant equity instruments against valuations performed by independent experts.

Any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale is not recognized in the consolidated income statement, but under the heading “Valuation Adjustments - Available-for-sale financial assets” in the consolidated balance sheet (see Note 29).

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

Impairment losses are recognized in the consolidated income statement for the year in which they arise as a direct reduction of the cost of the instrument. These impairment losses may only be reversed subsequently in the event of the sale of these assets.

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

2.2.3           Financial guarantees

Financial guarantees are considered to be those contracts that require their issuer to make specific payments to reimburse the holder of the financial guarantee for a loss incurred when a specific borrower breaches its payment obligations on the terms – whether original or subsequently modified – of a debt instrument, irrespective of the legal form it may take. Financial guarantees may take the form of a deposit, insurance contract or credit derivative, among others.

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

The provisions recognized for financial guarantees considered impaired are recognized under the heading “Provisions - Provisions for contingent risks and commitments” on the liability side in the consolidated balance sheets (see Note 23). These provisions are recognized and reversed with a charge or credit, respectively; to “Provisions (net)” in the consolidated income statements (see Note 45).

Income from financial guarantees is recorded under the heading “Fee and commission income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see 39).

2.2.4       Non-current assets held for sale and liabilities associated with non-current assets held for sale

The heading “Non-current assets held-for-sale” in the consolidated balance sheets includes the carrying amount of assets that are not part of the BBVA Group’s operating activities. The recovery of this carrying amount is expected to take place through the price obtained on its disposal (see Note 15).

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

Non-current assets held for sale are generally measured, at the acquisition date and at any later date deemed necessary, at either their carrying amount or the fair value of the property (less costs to sell), whichever is lower. The book value at acquisition date of the non-current assets held for sale from foreclosures or recoveries is defined as the balance pending collection on those assets that originated said purchases (net of provisions). Non-current assets held for sale are not depreciated while included under this heading.

Gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and related impairment losses and subsequent recoveries, where pertinent, are recognized in “Gains/(losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statements (see Note 49.1). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.

Income and expenses for discontinued operations, whatever their nature, generated during the year, even if they have occurred before their classification as discontinued operations, are presented net of the tax effect as a single amount under the heading “Profit from discontinued operations” in the consolidated income statement, whether the business remains on the balance sheet or is derecognized from the balance sheet. This heading includes the earnings from their sale or other disposal (see 49.2).

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

The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 44) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

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

Running and maintenance expenses relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the consolidated income statements under the heading “Administration costs - General and administrative expenses - Property, fixtures and equipment” (see Note 43.2).

Other assets leased out under an operating lease

The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognize the impairment losses on them, are the same as those described in relation to tangible assets for own use.

Investment properties

The heading “Tangible assets - Investment properties” in the consolidated balance sheets reflects the net values (purchase cost minus the corresponding accumulated depreciation and, if appropriate, estimated impairment losses) of the land, buildings and other structures that are held either to earn rentals or for capital appreciation through sale and that are neither expected to be sold off in the ordinary course of business nor are destined for own use (see Note 17).

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

2.2.6        Inventories

The balance under the heading “Other assets - Inventories” in the consolidated balance sheets mainly includes the land and other properties that the BBVA Group’s real estate entities hold for development and sale as part of their real estate development activities (see Note 20).

The cost of inventories includes those costs incurred in during their acquisition and development, as well as other direct and indirect costs incurred in getting them to their current condition and location.

In the case of the cost of real-estate assets accounted for as inventories, the cost is comprised of: the acquisition cost of the land, the cost of urban planning and construction, non-recoverable taxes and costs corresponding to construction supervision, coordination and management. Borrowing cost incurred during the year form part of cost, provided that the inventories require more than a year to be in a condition to be sold.

Properties purchased from customers in distress are measured, at the acquisition date and any subsequent time, at either their related carrying amount or the fair value of the property (less costs to sell), whichever is lower. The carrying amount at acquisition date of these properties is defined as the balance pending collection on those assets that originated said purchases (net of provisions).

Impairment

If the fair value less costs to sell is lower than the carrying amount of the loan recognized in the balance sheet, a loss is recognized under the heading “Impairment losses on other assets (net) – Other assets” in the consolidated income statement for the period (see Note 47). In the case of real-estate assets accounted for as inventories, the BBVA Group’s criterion for determining their net realizable value is mainly based on independent appraisals no more than one year old, or less if there are indications of impairment.

The amount of any subsequent adjustment due to inventory valuation for reasons such as damage, obsolescence, reduction in sale price to its net realizable value, as well as losses for other reasons and, if appropriate, subsequent recoveries of value up to the limit of the initial cost value, are registered under the heading “Impairment losses on other assets (net) – Other assets” in the accompanying consolidated income statements (see Note 47) for the year in which they are incurred.

Inventory sales

In sale transactions, the carrying amount of inventories is derecognized from the consolidated balance sheet and recognized as an expense under the income statement heading “Other operating expenses – Changes in inventories” in the year in which the income from its sale is recognized. This income is recognized under the heading “Other operating income – Financial income from non-financial services” in the consolidated income statements (see Note 42).

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

The purchase of non-controlling interests subsequent to obtaining control of an entity is recognized as an equity transaction; in other words, the difference between the consideration transferred and the carrying amount of the percentage of non-controlling interests acquired is recorded directly to equity.

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

Goodwill is assigned to one or more cash-generating units that expect to be the beneficiaries of the synergies derived from the business combinations. The cash-generating units represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from the Group’s other assets or groups of assets. Each unit or units to which goodwill is allocated:

—	is the lowest level at which the entity manages goodwill internally;

—	is not larger than a business segment.

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

They are recognized under the heading “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the consolidated income statements (see Note 47).

Other intangible assets

These assets may have an indefinite useful life if, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life.

Intangible assets with a finite useful life are amortized according to the duration of this useful life, using methods similar to those used to depreciate tangible assets. The defined useful time intangible asset is made up mainly of IT applications acquisition costs which have a useful life of 3 to 5 years. Intangible assets with a finite useful life are mainly composed by the purchase of software applications, which have a useful life between 3 and 5 years.

The depreciation charge of these assets is recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see 44).

The consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment losses on other assets (net) - Goodwill and other intangible assets” in the accompanying consolidated income statements (see Note 47). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years, are similar to those used for tangible assets.

2.2.9       Insurance and reinsurance contracts

The assets of the BBVA Group’s insurance subsidiaries are recognized according to their nature under the corresponding headings of the consolidated balance sheets and the initial recognition and valuation is carried out according to the criteria set out in IFRS 4.

The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance subsidiaries are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries.

The heading “Liabilities under insurance contracts” in the accompanying consolidated balance sheets includes the technical provisions for direct insurance and inward reinsurance recognized by the consolidated insurance subsidiaries to cover claims arising from insurance contracts in force at period-end (see Note 22).

The income or expenses reported by the BBVA Group’s consolidated insurance subsidiaries on their insurance activities is recognized, attending to its nature, in the corresponding items of the consolidated income statements.

The consolidated insurance subsidiaries of the BBVA Group recognize the amounts of the premiums written to the income statement and a charge for the estimated cost of the claims that will be incurred at their final settlement to their income statements. At the close of each year the amounts collected and unpaid, as well as the costs incurred and unpaid, are accrued.

The most significant provisions registered by consolidated insurance subsidiaries with respect to insurance policies issued by them are set out by their nature in Note 22.

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

-

Provisions for unexpired risks: The provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the consolidated insurance subsidiaries in the policy period not elapsed at year-end.

—	Provision for claims:

This reflects the total amount of the outstanding obligations arising from claims incurred prior to year-end. Insurance subsidiaries calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

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

The BBVA Group controls and monitors the exposure of the insurance subsidiaries to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.

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

Deferred tax assets and liabilities include temporary differences, defined as the amounts to be payable or recoverable in future years arising from the differences between the carrying amount of assets and liabilities and their tax bases (the “tax value”), and tax loss and tax credit carry forwards. These amounts are calculated by applying to each temporary difference the income tax rate that is expected to be applied when the asset is realized or the liability settled (see Note 19).

The “Tax Assets” line item in the accompanying consolidated balance sheets includes the amount of all the assets of a tax nature, and distinguishes between: “Current” (amounts recoverable by tax in the next twelve months) and “Deferred” (covering taxes recoverable in future years, including loss carry forwards or tax credits for deductions and tax rebates pending application).

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

2.2.11     Provisions, contingent assets and contingent liabilities

The heading “Provisions” in the consolidated balance sheets includes amounts recognized to cover the BBVA Group’s current obligations arising as a result of past events. These are certain in terms of nature but uncertain in terms of amount and/or settlement date. The settlement of these obligations is deemed likely to entail an outflow of resources embodying economic benefits (see Note 23). The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group entities relative to third parties in relation to the assumption of certain responsibilities or through virtually certain developments of particular aspects of the regulations applicable to the operation of the entities; and, specifically, future legislation to which the Group will certainly be subject.

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

2.2.12     Pensions and other post-employment commitments

Below is a description of the most significant accounting criteria relating to the commitments to employees, in terms of post-employment benefits and other long-term commitments, of certain BBVA Group entities in Spain and abroad (see Note 24).

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

The BBVA Group recognizes actuarial gains or losses originating in the commitments assumed with employees taking early retirement, benefits awarded for seniority and other similar items under the heading “Provisions (net)” of the consolidated income statement for the period in which these gains or losses occur (see Note 45). The BBVA Group recognizes the actuarial gains or losses arising on all other defined-benefit post-employment commitments directly under the heading “Valuation adjustments – Other valuation adjustments” of equity in the accompanying consolidated balance sheets (see Note 30).

Post-employment benefit commitments

Pensions

The BBVA Group’s post-employment benefit commitments are either defined-contribution or defined-benefit.

—

Defined-contribution commitments: The amounts of these commitments are established as a percentage of certain remuneration items and/or as a fixed pre-established amount. The contributions made in each period by the BBVA Group’s entities for these commitments are recognized with a charge to the heading “Personnel expenses – Defined-contribution plan expense” in the consolidated income statements (see Note 43.1).

—

Defined-benefit commitments: Some of the BBVA Group’s entities have defined-benefit commitments for the permanent disability and death of certain current employees and early retirees, as well as defined-benefit retirement commitments applicable only to certain groups of current employees, or employees taking early retirement and retired employees. These commitments are either funded by insurance contracts or recognized as provisions.

The amounts recognized under the heading “Provisions – Provisions for pensions and similar obligations” are the differences, at the date of the consolidated financial statements, between the present values of the commitments for defined-benefit commitments, adjusted by the past service cost, and the fair value of plan assets (see Note 23).

Payments made by the Group’s entities for defined-benefit commitments covering current employees are charged to the heading “Administration cost – Personnel expenses” in the accompanying consolidated income statements (see Note 43.1).

Early retirement

The BBVA Group has offered certain employees in Spain the option of taking early retirement (that is earlier than the age stipulated in the collective labor agreement in force) and has recognized the corresponding provisions to cover the cost of the commitments related to this item. The present values of early retirement obligations are quantified based on an individual member data and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 23).

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

The present values of post-employment welfare benefits are quantified based on an individual member data and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the consolidated balance sheets (see Note 23).

Other long-term commitments to employees

Some of the BBVA Group’s entities are obliged to deliver goods and services to groups of employees. The most significant of these, in terms of the type of compensation and the event giving rise to the commitments, are as follows: loans to employees, life insurance, study assistance and long-service awards.

Some of these commitments are measured using actuarial studies, so that the present values of the vested obligations for commitments with personnel are quantified based on an individual member data. They are recognized under the heading “Provisions – Other provisions” in the accompanying consolidated balance sheets (see Note 23).

The cost of these benefits provided by Spanish entities in the BBVA Group to active employees are recognized under the heading “Personnel expenses – Other personnel expenses” in the consolidated income statements (see Note 43.1).

Other commitments for current employees accrue and are settled on a yearly basis, so it is not necessary to register a provision in this regard.

2.2.13     Equity-settled share-based payment transactions

Provided they constitute the delivery of such equity following the completion of a specific period of services, equity-settled share-based payment transactions are recognized as an expense for services being provided by employees, by way of a balancing entry under the heading “Stockholders’ equity – Other equity instruments” in the consolidated balance sheet. These services are measured at fair value for the employees services received, unless such fair value cannot be calculated reliably. In such case, they are measured by reference to the fair value of the equity instruments granted, taking into account the date on which they were granted and the terms and other conditions included in the commitments.

When the initial compensation agreement includes what may be considered market conditions among its terms, any changes in these conditions will not be reflected in the consolidated income statement, as these have already been accounted for in calculating the initial fair value of equity instruments. Non-market vesting conditions are not taken into account when estimating the initial fair value of equity instruments, but they are taken into account when determining the number of equity instruments to be granted. This will be recognized on the consolidated income statement with the corresponding increase in total equity.

2.2.14     Termination benefits

Termination benefits are recognized in the accounts when the BBVA Group agrees to terminate employment contracts with its employees and has established a detailed plan.

2.2.15     Treasury stock

The value of common stock issued by the BBVA Group’s entities and held by them - basically, shares and derivatives on the Bank’s shares held by some consolidated entities that comply with the requirements to be recognized as equity instruments - are recognized as a decrease to net equity, under the heading “Stockholders’ funds - Treasury stock” in the consolidated balance sheets (see Note 28).

These financial assets are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Stockholders’ funds - Reserves” in the consolidated balance sheets (see Note 27).

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

The breakdown of the main consolidated balances in foreign currencies as of December 31, 2014, 2013 and 2012, with reference to the most significant foreign currencies, is set forth in Appendix VII.

As of December 31, 2014, the net assets (excluding non-controlling interest) of the Group in Venezuela was €1,580 million and the Profit attributable to the parent company derived from the activities of the Group in Venezuela for the year ended December 31, 2014 was €162 million.

With regards to the exchanged rates used to convert the financial statements of the Group in Venezuela into Euros, we note that for the years ended December 31, 2013 and 2012, the Bolivar fuerte venezolano official government exchange rate was applied; while for 2014 the exchange rate used was that fixed by the SICAD I (Spanish acronym for Foreign currency administration complementary system). Through this system, the Exchange rate for the U.S. Dollar will be fixed in open auctions for both individuals or companies, resulting in an exchange rate that will fluctuate from auction to auction and which will be published in the SICAD web page.

The Exchange rates used as of December 31, 2014, 2013 and 2012 were:

	Average Exchange Rates			Year-End Exchange Rates
Currency	2014	2013	2012	2014	2013	2012
Venezuelan bolivar	14.78	8.05	5.52	14.57	8.68	5.66

During 2014, the Venezuelan government established a new type of auction called SICAD II, however credit institutions are not able to participate in the auction to acquire foreign currencies. During the month of January 2015, the Venezuelan government stated that their exchange rate system will change again and that there could be a new currency devaluation due to the situation related to the oil prices and announced the intention to introduce, in the future, a new system as a result of the merger of SICAD I and SICAD II. Additionally, on February 11, 2015, the Venezuelan government announced that the transactions for the sale or purchase of foreign currency under the SICAD II exchange system would no longer be available and created a new open market foreign exchange system (SIMADI). As of the most recent date of completion of these consolidated financial statements, the SIMADI exchange rate was approximately 206 Bolivar fuerte venezolano per Euro.

2.2.17     Recognition of income and expenses

The most significant criteria used by the BBVA Group to recognize its income and expenses are as follows.

—	Interest income and expenses and similar items:

As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method. The financial fees and commissions that arise on the arrangement of loans and advances (basically origination and analysis fees) are deferred and recognized in the income statement over the expected life of the loan. The direct costs incurred in originating these loans and advances can be deducted from the amount of financial fees and commissions recognized. These fees are part of the effective interest rate for the loans and advances. Also dividends received from other entities are recognized as income when the consolidated entities’ right to receive them arises.

However, when a loan is deemed to be impaired individually or is included in the category of instruments that are impaired because their recovery is considered to be remote, the recognition of accrued interest in the consolidated income statement is discontinued. This interest is recognized for accounting purposes as income, as soon as it is received.

—	Commissions, fees and similar items:

—

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

2.2.18     Sales and income from the provision of non-financial services

The heading “Other operating income - Financial income from non-financial services” in the consolidated income statements includes the proceeds of the sales of assets and income from the services provided by the Group entities that are not financial institutions. In the case of the Group, these entities are mainly real estate and service entities (see Note 42).

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

When the consolidated entities act as lessors of an asset in operating leases, the acquisition cost of the leased assets is recognized under “Tangible assets – Property, plant and equipment – Other assets leased out under an operating lease” in the consolidated balance sheets (see Note 17). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the consolidated income statements on a straight-line basis within “Other operating expenses - Other of other operating expenses” (see Note 42).

If a fair value sale and leaseback results in an operating lease, the profit or loss generated from the sale is recognized in the consolidated income statement at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are amortized over the lease period.

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

Since 2009, the economy of Venezuela can be considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in Venezuela have therefore been adjusted to correct for the effects of inflation (see Note 3). In accordance with IAS 29, the breakdown of the General Price Index is as follows:

General Price Index as of December 31	2014 (*)	2013	2012
GPI	834.80	498.10	318.90
Average GPI	658.28	406.17	288.80
Inflation of the period	67.70%	56.19%	20.07%

(*)	Provisional data

As of December 31, 2014, the losses recognized under the heading “Profit attributable to the parent company” in the accompanying consolidated income statement as a result of the adjustment for inflation on net monetary position of the Group entities in Venezuela amounted to €306 million

2.3     Recent IFRS pronouncements

Changes introduced in 2014

The following modifications to the IFRS standards or their interpretations (hereinafter “IFRIC”) came into force after January 1, 2014. They have not had a material impact on the BBVA Group’s consolidated financial statements corresponding to the period ended December 31, 2014.

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

IFRIC 21 “Levies”

This Interpretation addresses the accounting for a liability to pay a levy if that tax liability is within the scope of IAS 37. It also addresses the accounting for a liability to pay a levy whose timing and amount is certain.

The obligating event that gives rise to a tax liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation. If the activity that triggers the payment of the levy occurs over a period of time, the liability to pay a levy is recognized progressively; if the obligation to pay a levy is triggered when a minimum threshold activity is reached, such as a minimum amount of revenue or sales generated or outputs produced, the liability to pay a levy is recognized when that minimum threshold is reached.

This interpretation does not apply to taxes that are within the scope of other Standards (such as income taxes that are within the scope of IAS 12 Income Taxes) and to fines or other penalties that are imposed for breaches of the legislation.

The European Union adopted IFRIC 21 and came into effect on June 17, 2014, though early adoption is allowed. Thus, the BBVA Group opted to adopt IFRIC 21 early (see Note 1.3).

Amended IAS 36 - “Impairment of Assets”

The previous IAS 36 required an entity to disclose the recoverable amount for each cash-generating unit for which the carrying amount of goodwill or intangible assets with indefinite useful lives allocated to that unit, is significant in comparison with the entity’s total carrying amount of goodwill or intangible assets with indefinite useful lives.

The changes made to IAS 36 remove that requirement and introduce the requirement to disclose information about the recoverable amount of assets (including goodwill and cash generating units) for which an impairment loss has been recognized or reversed during the period.

The amendments also require additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposal.

Amended IAS 39 - “Financial Instruments: Recognition and measurement. Novation of Derivatives and Continuation of Hedge Accounting”

The new IAS 39 introduces an exception to the requirement to discontinue hedge accounting for those novations that, as a consequence of a change in law or regulation, replace the original counterparty of the hedging instrument for a central counterparty or another entity, such as a clearing house, as long as the change does not result in changes to the terms of the original derivative other than changes directly attributable to the change in counterparty.

Annual improvements cycle to IFRSs 2010-2012 – Minor modifications to IFRS 2 and IFRS 3

The annual project cycle to IFRSs 2010-2012 introduces small modifications and clarifications when interpreting IFRS 2 – Vesting Conditions and IFRS 3 – Business combinations. These changes apply to transactions and business combinations carried out from July 1, 2014.

Standards and interpretations issued but not yet effective as of December 31, 2014

New International Financial Reporting Standards together with their interpretations had been published at the date of preparation of the accompanying consolidated financial statements, but are not obligatory as of December 31, 2014. Although in some cases the IASB permits early adoption before they come into force, the BBVA Group has not done so as of this date, as it is still analyzing the effects that will result from them.

IFRS 9 - “Financial instruments”

As of July, 24, 2014, IASB has issued the IFRS 9 which will replace IAS 39. The new standard introduces significant differences with respect to the current regulation with regards to financial assets; among others, the approval of a new classification model based on two single categories of amortized cost and fair value, the elimination of the current “Held-to-maturity-investments” and “Available-for-sale financial assets” categories, impairment analyses only for assets measured at amortized cost and non-separation of embedded derivatives in contracts of financial assets.

With regard to financial liabilities, the classification categories proposed by IFRS 9 are similar to those contained in IAS 39, so there should not be very significant differences save for the requirement to recognize changes in fair value related to own credit risk as a component of equity, in the case of financial liabilities designated at fair value through profit or loss. Hedge accounting requirements also differs from the current IAS 39 due to the new focus on the economic risk management.

The IASB has established January 1, 2018, as the mandatory application date, with the possibility of early adoption.

IFRS 7 amended - “Financial instruments: Disclosures”

The IASB modified IFRS 7 in December 2011 to include new disclosures on financial instruments that entities will have to provide as soon as they apply IFRS 9 for the first time.

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

Annual Improvements cycle to IFRSs 2010-2012– laminar changes to IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38

Annual Improvements cycle to IFRSs 2010-2012 introduces small modifications and clarifications to IFRS 8 - Operating Segments, IFRS 13 - Fair Value Measurement, IAS 16 - Property, Plant and Equipment, IAS 24 – Related Party Disclosures and IAS 38 - Intangible Assets which will be applied to the accounting years starting on or after July 1, 2014, although early adoption is permitted.

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

Amended IFRS 11 - “Joint Arrangements”

The amendments made to IFRS 11 require the acquirer of an interest in a joint operation in which the activity constitutes a business to apply all of the principles on business combinations accounting in IFRS 3 and other IFRSs. These modifications will be applied to the accounting years starting on or after January 1, 2016, although early adoption is permitted.

Amended IAS 16 - “Property, Plant and Equipment” and Amended IAS 38 – “Intangible Assets”.

The amendments made to IAS 16 and IAS 38 exclude, as general rule, as depreciation method to be used, those methods based on revenue that is generated by an activity that includes the use of an asset, because the revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits of the asset.

These modifications will be applied to the accounting years starting on or after January 1, 2016, although early adoption is permitted.

IFRS 15 - “Revenue from contracts with customers”

IFRS 15 contains the principles that an entity shall apply to account for revenue and cash flows arising from a contract with a customer.

The core principle of IFRS 15 is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services, in accordance with contractually agreed. It is considered that the good or service is transferred when the customer obtains control over it.

The new Standard replaces IAS 18 - Revenue IAS 11 - Construction Contracts, IFRIC 13 - Customer Loyalty Programmes, IFRIC 15 - Agreements for the Construction of Real Estate, IFRIC 18 - Transfers of Assets from Customers and SIC 31 – Revenue-Transactions Involving Advertising Services

This Standard will be applied to the accounting years starting on or after January 1, 2017, although early adoption is permitted.

IAS 27 Amended – “Separate financial statements”

Changes to IAS 27 allow entities to use the equity method to account for investment in subsidiaries, joint ventures and associates, in their separate financial statements.

These changes will be applicable to accounting periods beginning January 1, 2016, although early adoption is permitted.

IFRS 10 amended – “Consolidated financial statements” and IAS 28 amended

The amendments to IFRS 10 and IAS 28 establish that when an entity sells or transfers assets are considered a business (including its consolidated subsidiaries) to an associate or joint venture of the entity, the latter will have to recognize any gains or losses derived from such transaction in its entirety. Notwithstanding, if the assets sold or transferred are not considered a business, the entity will have to recognize the gains or losses derived only to the extent of the interests in the associate or joint venture with unrelated investors.

These changes will be applicable to accounting periods beginning January 1, 2016, although early adoption is allowed.

Annual improvements cycle to IFRSs 2012-2014

The annual improvements cycle to IFRSs 2012-2014 includes minor changes and clarifications to IFRS 5 – Non current assets held for sale and discontinued operations, IFRS 7 – Financial instruments: Information to disclose, IAS 19 – Employee benefits and IAS 34 – interim financial information.

These changes will be applicable to accounting periods beginning January 1, 2016, although early adoption is allowed.

Amended IAS 1 – Presentation of Financial Statements

The amendments made to IAS 1 further encourage companies to apply professional judgment in determining what information to disclose in their financial statements, in determining when line items are disaggregated and additional headings and subtotals included in the statement of financial position and the statement of profit or loss and other comprehensive income, and in determining where and in what order information is presented in the financial disclosures.

These modifications will be applied to the accounting years starting on or after January 1, 2016, although early adoption is permitted.

IFRS 10 - “Consolidated Financial Statements”, Amended IFRS 12 – “Disclosure of interests in other entities” and Amended IAS 28 – “Investments in Associates and Joint Ventures”

The amendments to IFRS 10, IFRS 12 and IAS 28 introduce clarifications to the requirements when accounting for investment entities in three aspects:

-	The amendments confirm that a parent entity that is a subsidiary of an investment entity has the possibility to apply the exemption from preparing consolidated financial statements

-

The amendments clarify that if an investment entity has a subsidiary whose main purpose is to support the investment entity’s investment activities by providing investment-related services or activities, to the entity or other parties, and that is not itself an investment entity, it shall consolidate that subsidiary; but if that subsidiary is itself an investment entity, the investment entity parent shall measure the subsidiary at fair value through profit or loss.

-

The amendments require a non-investment entity investor to retain, when applying the equity method, the fair value measurement applied by an investment entity associate or joint venture to its interests in subsidiaries.

These modifications will be applied to the accounting years starting on or after January 1, 2016, although early adoption is permitted.

3.	BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also operates in other sectors such as insurance, real estate, operational leasing, etc.

Appendices I and II provide relevant information as of December 31, 2014 on the Group’s subsidiaries, consolidated structured entities, and investments and joint venture entities accounted for by the equity method. Appendix III shows the main changes in investments for the year ended December 31, 2014, and Appendix IV gives details of consolidated subsidiaries and which, based on the information available, are more than 10% owned by non-Group shareholders as of December 31, 2014.

The following table sets forth information related to the Group’s total assets as of December 31, 2014, 2013 and 2012 broken down by the Group’s entities according to their activity:

	Millions of Euros
Contribution to Consolidated Group. Entities by Main Activities	2014	2013	2012
Banks and other financial services	603,046	556,416	593,884
Insurance and pension fund managing companies	23,452	20,023	20,481
Other non-financial services	5,445	6,258	6,766
Total	631,942	582,697	621,132

The total assets and results of operations as of and the years ended December 31, 2014, 2013 and 2012 broken down by the geographical areas in which the BBVA Group operates, are included in Note 6.

The BBVA Group’s activities are mainly located in Spain, Mexico, South America and the United States, with active presence in other countries, as shown below:

—	Spain

The Group’s activity in Spain is mainly through BBVA, which is the parent company of the BBVA Group. The Group also has other entities that operate in Spain’s banking sector, insurance sector, real estate sector, services and as operational leasing entities.

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

The Group owns more than 50% of most of the entities based in these countries. Appendix I shows a list of the entities which, although less than 50% owned by the BBVA Group as of December 31, 2014, are consolidated (see Note 2.1).

—	United States

The Group’s activity in the United States is mainly carried out through a group of entities with BBVA Compass Bancshares, Inc. at their head, the New York branch and a representative office in Silicon Valley (California).

—	Turkey

Since 2011, the BBVA Group owns 25.01% of the share capital of the Turkish bank Turkiye Garanti Bankasi, AS (hereinafter, “Garanti”, see the following heading “Ongoing operations”). Garanti heads up a group of banking and financial institutions that operate in Turkey, Holland and some countries in Eastern Europe. BBVA also has a representative office in Istanbul.

—	Rest of Europe

The Group’s activity in Europe is carried out through banks and financial institutions in Ireland, Switzerland, Italy and Portugal, branches in Germany, Belgium, France, Italy and the United Kingdom, and a representative office in Moscow.

—	Asia-Pacific

The Group’s activity in this region is carried out through branches (in Taipei, Seoul, Tokyo, Hong Kong Singapore and Shanghai) and representative offices (in Beijing, Mumbai, Abu Dhabi, Sydney and Jakarta).

Ongoing operations

Investments

New agreement for the acquisition of an additional 14.9% of Garanti

On November 19, 2014 BBVA Group entered into a new agreement with Dogus Holding A.S., Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk (collectively “Dogus”) for the acquisition of 62,538,000,000 shares of Garanti at a maximum total consideration of 8.90 Turkish Liras per share, which is equal to 5,566 million of Turkish liras.

Completion of the acquisition and the effectivity of the new agreement are conditional on the obtaining of all necessary regulatory consents from the relevant Turkish, Spanish, European Union and, if applicable, other jurisdictions’ regulatory authorities. After the acquisition of the new shares, the stake of the BBVA Group in Garanti will be 39.9%.

In accordance with IFRS, as a consequence of the implementation of the new agreement, the BBVA Group shall value its current stake in Garanti (which is classified at present as a joint venture accounted for using the equity method) at fair value and shall consolidate Garanti in the consolidated financial statements of the BBVA Group as from the date of the actual acquisition of control expected during 2015, subject to obtaining the abovementioned regulatory consents.

The date of announcement of the agreement the estimated negative impact in the attributable profit of the consolidated financial statements of the BBVA Group was approximately €1,500 million. According to the last public information regarding December 2014, the estimated impact was approximately €1,250 million, basically being affected by the exchange rate differences as a result of the depreciation of the Turkish lira against euro since the initial acquisition. These exchange rate differences are already recognized as Other Comprehensive Income deducting the stock shareholder’s equity of the BBVA Group. Such accounting impact does not translate into any additional cash outflow from BBVA.

From the date of the last public information as of December 2014 to the most recent date of completion of these consolidated financial statements, significant volatility has occurred; therefore the estimated negative impact in the attributable profit of the consolidated financial statements of the BBVA Group could change.

Catalunya Banc competitive auction

On July 21, 2014, the Management Commission of the Banking Restructuring Fund (known as “FROB”) accepted BBVA´s bid in the competitive auction for the acquisition of Catalunya Banc, S.A. (“Catalunya Banc”).

As a consequence, BBVA has executed a sale and purchase agreement with FROB, by virtue of which FROB will sell up to 100% of the shares of Catalunya Banc to BBVA for the price of up to €1,187 million.

The price will be reduced in an amount equal to €267 million provided that, prior to the closing of the transaction, FROB and Catalunya Banc do not obtain a confirmation issued by the Spanish tax authorities of the application of the deferred tax assets regime (foreseen in Royal Decree Law 14/2013) to some losses recorded in Catalunya Banc’s consolidated financial statements for 2013 which were originated as a consequence of the transfer of assets by Catalunya Banc to the Management Company for Assets Arising from the Banking Sector Reorganization (known as “SAREB”).

Closing of the sale and purchase transaction will be subject, among others, to receiving the relevant administrative authorizations and approvals and to the effective closing of the transaction announced by Catalunya Banc to the market on July 17, 2014 whereby Catalunya Banc will transfer to an asset securitization fund a loan portfolio with a nominal value of €6,392 million.

Divestitures

Sale of CNCB

On January 23, 2015 the Group BBVA signed an agreement to sell its 4.9% interest in China CITIC Bank Corporation Limited (CNCB) to UBS AG, London Branch (UBS), who entered into transactions pursuant to which such CNCB shares would be transferred to a third party and the ultimate economic benefit of ownership of such CNCB shares would be transferred to Xinhu Zhongbao Co., Ltd (Xinhu) (the Relevant Transactions).

Further to the relevant above mentioned information disclosed by BBVA to the markets on January 23, 2015, and once all the contractual conditions have been met, on march 12, 2015, BBVA announced that it completed the sale of 4.9% interest in China CITIC Bank Corporation Limited to UBS AG, London Branch.

The total amount in cash received by BBVA in connection with this sale amounts to 13,136 million HK$, equivalent to 1,555 million Euros.

The estimated impact on the consolidated financial statements of the BBVA Group will be a net capital gain of approximately 520 million Euros. The sale will generate a positive impact on the Common Equity Tier 1 fully loaded ratio of approximately 20 bp, equivalent to a capital generation of approximately 600 million Euros.

Agreement to sell the participation in Citic International Financial Holding (CIFH)

On December 23, 2014 the BBVA Group signed an agreement to sell its 29.68% interest in Citic International Financial Holdings Limited (CIFH), to China CITIC Bank Corporation Limited (CNCB). CIFH is a non-listed subsidiary of CNCB domiciled in Hong Kong. The selling price is HK$8,162 million. The closing of such agreement is subject to the relevant regulatory approvals. The estimated impact on the attributable profit of the consolidated financial statements of the BBVA Group will be approximately €25 million.

As of December 31, 2014, the investment in CIFH is recognized under the heading “Non-Current assets held for sale” from the heading “Investments in entities accounted for using the equity method –Associates” (see Note 16).

Changes in the Group in 2014

Purchase of Simple

On March 17, 2014, the Group acquired 100% of Simple Finance Technology Corp. (“Simple”) for a price of $117 million (approximately €84 million). The goodwill recognized by this acquisition amounted to $89 million (approximately €65 million, see Note 18), although this amount is provisional, as the measurement period is still opened under IFRS 3.

Changes in the Group in 2013

Purchase of Unnim Vida

On February 1, 2013, Unnim Banc, S.A. later absorbed by the Bank, reached an agreement with Aegon Spain Holding B.V. to acquire the 50% of Unnim Vida, Inc. Insurance and Reinsurance (“Unnim Vida”) for a price of €352 million. Thus, the BBVA Group owned 100% of the stake of “Unnim Vida.

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

The total consideration that BBVA received pursuant to this sale amounted to approximately $645 million, $505 million as sale price and $140 million as distribution of dividends by BBVA Panamá from June 1, 2013.

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

Sale of pension businesses in Latin America

On May 24, 2012 BBVA announced its decision to conduct a study on strategic alternatives for its pension business in Latin America. The alternatives considered in this process include the total or partial sale of the businesses of the Pension Fund Administrators (“AFP”) in Chile, Colombia and Peru, and the Retirement Fund Administrator (Afore) in Mexico.

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

The gain on disposal, attributable to parent company net of taxes, amounted to approximately €206 million at the moment of the sale and such gain was recognized under the heading “Profit from discontinued operations (Net)” in the consolidated income statement in 2013 (see Note 49.2).

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

On April 18, 2013, after having obtained the necessary approvals, BBVA completed the sale. The adjusted total price was US$ 541.4 million. The gain on disposal, attributable to parent company net of taxes, amounted to approximately €255 million at the moment of the sale, and was recognized under the heading “Profit from discontinued operations (Net)” in the consolidated income statement in 2013 (see Note 49.2).

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

The total sale price was USD 1,735 million (approximately €1,327 million). The gain on disposal, attributable to parent company net of taxes, was approximately €771 million, and was recognized under the heading “Profit from discontinued operations (Net)” in the consolidated income statement in 2013 (see Note 49.2).

Agreement with Citic Group

As of October 21, 2013, BBVA reached a new agreement with the Citic Group that included among other aspects the sale of its 5.1% stake in China Citic Bank Corporation Limited (CNCB) to Citic Limited for an amount of approximately €944 million, after this sale, the stake of BBVA in CNCB was reduced to the 9.9%.

In accordance with IFRS 11, the new situation implies a change in the accounting criteria applied to the participation of BBVA in CNCB, being now of no significant influence and recognized under the heading “Available-for-sale financial assets” (see Notes 12 and 16).

As a result of this change in the accounting criteria and the mentioned sale, the loss attributable to the BBVA Group at the time of the sale amounted to approximately €2,600 million which was recognized under the heading “Gains (losses) on derecognized assets not classified as non-current assets held for sale” in the consolidated income statement in 2013 (see Note 48).

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

As of May 23, 2013 the Unnim merger by acquisition public deed was entered on the companies’ register of Vizcaya.

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

The sale price was USD 500 million (around €385 million at the exchange rate on the transaction date). Gross losses from the sale were around €15 million (taking into account the exchange rate at the transaction date and the earnings of these entities up to December 18, 2012). These capital losses are recognized under the heading “Gains (losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statement for 2012 (see Note 49.2).

4.	Shareholder remuneration system and allocation of earnings

Shareholder remuneration system

During 2011, 2012 and 2013, a shareholder remuneration system called the “Dividend Option” was implemented.

Under this remuneration scheme, BBVA offers its shareholders the opportunity to receive part of their remuneration in the form of free shares; however, they can still choose to receive it in cash by selling the rights assigned to them in each capital increase either to BBVA (by the Bank exercising its commitment to purchase the free assignment rights) or on the market.

The Bank’s Shareholders’ Annual General Meeting held on March 14, 2014 once more approved the establishment of the “Dividend Option” program for 2014, through four share capital increases charged to voluntary reserves, under similar conditions to those established in the previous years.

In April 2014, the Executive Committee approved the execution of the first of the capital increases charged to reserves as agreed by the AGM held on March 14, 2014 to implement the Dividend Option. As a result of this increase, the Bank’s common stock increased by €49,594,990.83 (101,214,267 shares at a €0.49 par value each). 89.21% of shareholders opted to receive their remuneration in the form of shares (see Note 25). The other 10.79% of the right owners opted to sell the rights assigned to them to BBVA, and as a result, BBVA acquired 624,026,809 rights for a total amount of €104,836,503.91; said shareholders were paid in cash at a gross fixed price of €0.168 per right.

In October 2014, the Executive Committee approved the execution of the first of the capital increases charged to reserves as agreed by the AGM held on March 14, 2014 to implement the Dividend Option. As a result of this increase, the Bank’s common stock increased by €20,455,560.09 (41,746,041 shares at a €0.49 par value each). 85.09% of shareholders opted to receive their remuneration in the form of shares (see Note 25). The other 14.91% of the right owners opted to sell the rights assigned to them to BBVA, and as a result, BBVA acquired 877,643,649 rights for a total amount of €70,211,491.92; said shareholders were paid in cash at a gross fixed price of €0.080 per right.

In December 2014, the Executive Committee approved the execution of the third of the capital increases charged to reserves as agreed by the AGM held on March 14, 2014 to implement the Dividend Option. As a result of this increase, the Bank’s common stock increased by €26,256,622.07 (53,584,943 shares at a €0.49 par value each). 85.96% of shareholders opted to receive their remuneration in the form of shares (see Note 25). The other 14.04% of the right owners opted to sell the rights assigned to them to BBVA, and as a result, BBVA acquired 866,429,450 rights for a total amount of €69,314,363.20; said shareholders were paid in cash at a gross fixed price of €0.080 per right.

Dividends

At its meeting of June 25, 2014, the Board of Directors of BBVA approved the payment of an interim dividend against 2014 earnings of €0.08 gross (€0.0632 net) per outstanding share to be paid on July 10, 2014.

The expected financial statements prepared in accordance with legal requirements evidenced the existence of sufficient liquidity for the distribution of the amounts to the interim dividend, as follows:

Millions of Euros
Available Amount for Interim Dividend Payments	May 31, 2014
Profit of BBVA, S.A. at each of the dates indicated, after the provision for income tax	983
Less -
Estimated provision for Legal Reserve	10
Acquisition by the bank of the free allotment rights in 2014 capital increase	105
Additional Tier I capital instruments remuneration	53
Maximum amount distributable	815
Amount of proposed interim dividend	471

BBVA cash balance available to the date	1,827

The amount of the interim dividend which was paid to the shareholders on July 10, 2014, after deducting the treasury shares held by the Group’s entities, amounted to €471 million and was recognized under the heading “Stockholders’ funds - Dividends and remuneration”

The allocation of earnings for 2014 subject to the approval of the Board of Directors at the Annual Shareholders Meeting is presented below:

Millions of Euros
Allocation of Earnings	2014
Profit for year (*)	1,105
Distribution:
Interim dividends	471
Acquisition by the bank of the free allotment rights(**)	244
Additional Tier 1 securities	126
Legal reserve	38
Voluntary reserves	226

(*)	Net Income of BBVA S.A.
(**)	Concerning to the remuneration to shareholders who choose to be paid in cash through the “Dividend Option”

5.	Earnings per share

Basic and diluted earnings per share are calculated in accordance with the criteria established by IAS 33. For more information see Glossary of terms

The Bank issued additional common stock in 2014, 2013 and 2012 (see Note 25). In accordance with IAS 33, when there is a capital increase earnings per share, basic and diluted, should be recalculated for previous periods applying a corrective factor to the denominator (the weighted average number of shares outstanding). This corrective factor is the result of dividing the fair value per share immediately before the exercise of rights by the theoretical ex-rights fair value per share. The basic and diluted earnings per share for December 2013 and 2012 were recalculated on this basis.

The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share	2014	2013 (*)	2012 (*)

Numerator for basic and diluted earnings per share (millions of euros)
Profit attributable to parent company	2,618	2,084	1,676
Adjustment: Mandatory convertible bonds interest expenses (3)	-	-	95
Profit adjusted (millions of euros) (A)	2,618	2,084	1,771
Profit from discontinued operations (net of non-controlling interest) (B)	-	1,819	319
Denominator for basic earnings per share (number of shares outstanding)
Weighted average number of shares outstanding (1)	5,905	5,597	5,148
Weighted average number of shares outstanding x corrective factor (2)	5,905	5,815	5,514
Adjustment: Average number of estimated shares to be converted (3)	-	-	315
Adjusted number of shares - Basic earning per share (C)	5,905	5,815	5,829
Adjusted number of shares - diluted earning per share (D)	5,905	5,815	5,829
Basic earnings per share from continued operations (Euros per share)A-B/C	0.44	0.05	0.25
Diluted earnings per share from continued operations (Euros per share)A-B/D	0.44	0.05	0.25
Basic earnings per share from discontinued operations (Euros per share)B/C	-	0.31	0.05
Diluted earnings per share from discontinued operations (Euros per share)B/D	-	0.31	0.05

(1)	Weighted average number of shares outstanding (millions of euros), excluded weighted average of treasury shares during the period.
(2)	Corrective factor, due to the capital increase with pre-emptive subscription right, applied for the previous years.
(3)	Conversion of convertible bonds as of June 30, 2013 (see Note 21.4)
(*)	Data recalculated due to the mentioned corrective factor.

As of December 31, 2014, 2013 and 2012, there were no other financial instruments or share options awarded to employees that could potentially affect the calculation of the diluted earnings per share for the years presented. For this reason the basic and diluted earnings are the same.

6.	Operating segment reporting

The information about operating segments is provided in accordance with IFRS 8. Operating segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The BBVA Group compiles reporting information on as disaggregated level as possible, and all data relating to the businesses these units manage is recognized in full. These minimum level units are then aggregated in accordance with the organizational structure determined by the BBVA Group management into higher level units and, ultimately, the reportable segments themselves. Similarly, all the entities that make up the BBVA Group are also assigned to the different operating segments according to the geographical areas where they carry out their activity.

Once the composition of each of the operating segments in the BBVA Group has been defined, certain management criteria are applied, noteworthy among which are the following:

—	Internal transfer prices

The amount of the net interest income reported under each operating segment is calculated by applying the internal transfer rates to both the assets and liabilities. These internal transfer rates are composed of a market rate that depends on the maturity of transactions, and a liquidity premium that aims to reflect the conditions and outlook of the financial markets. Income is allocated across revenue-generating and distribution units (e.g., in asset management products) at market prices.

—	Allocation of operating expenses

Both direct and indirect operating expenses are allocated to the operating segments, except for those items for which there is no clearly defined or close link with the operating segment, as they represent corporate or institutional expenses incurred on behalf of the Group as a whole.

—	Cross-selling

On certain occasions, adjustments are made to eliminate overlap accounted for in the results of two or more operating segments as a result of encouraging cross-selling between businesses.

During 2014, the operating segment reporting structure is as follows:

—	Banking activity in Spain which as in previous years includes:

-	The Retail network, with the segments of individual customers, private banking, and small businesses.

-	Corporate and Business Banking (CBB), which handles the SMEs, corporations and public sector in the country.

-	Corporate & Investment Banking (CIB), which includes business with large corporations and multinational groups and the trading floor and distribution business in the same geographical area.

-	Other units, among them BBVA Seguros and Asset Management (management of mutual and pension funds in Spain.

-	In addition, it also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

—	Real estate activity in Spain

Manage the assets of the real-estate area accumulated by the Group as a result of the crisis in Spain. It therefore mainly comprise of loans and advances to real-estate developers and foreclosed real estate assets.

—	Eurasia

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

Finally, Corporate Center is an aggregate that contains the remainder of the items that have not been allocated to the operating segments, as it basically corresponds to the Group’s holding function. It groups together the costs of the headquarters that have a corporate function; management of structural exchange-rate positions, carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with pensioners; goodwill and other intangibles; and the results of certain corporate transactions.

The breakdown of the BBVA Group’s total assets by operating segments as of December 31, 2014, 2013 and 2012, is as follows:

	Millions of Euros
Total Assets by Operating Segments	2014	2013 (*)	2012 (*)
Spain	318,353	314,902	345,521
Real Estate Activity in Spain	17,934	20,582	22,112
Eurasia (1)	44,667	41,223	48,324
Mexico	93,731	81,801	82,722
South America	84,364	77,874	75,877
United States	69,261	53,046	53,880
Subtotal Assets by Operating Segments	628,310	589,428	628,436
Corporate Center and other adjustments (2)	3,632	(6,731)	(7,304)
Total Assets BBVA Group	631,942	582,697	621,132

(1)	The information is presented under management criteria, pursuant to which Garanti’s assets and liabilities have been proportionally consolidated based on our 25.01% interest in Garanti.
(2)

Other adjustments include adjustments made to account for the fact that, in our Consolidated Financial Statements, Garanti is accounted for using the equity method rather than using the management criteria referred above.

(*)

The figures corresponding to December 2013 and 2012 have been restated in order to allow homogeneous year-on-year comparisons due to immaterial changes in the scope of the operating segments and a change in accounting criteria registered in the Corporate Center (see Note 1.3).

The profit and main earning figures in the consolidated income statements for the years ended December 31, 2014, 2013 and 2012 by operating segments are as follows:

	Millions of Euros
		Operating Segments
Main Margins and Profits by Operating Segments	BBVA Group	Spain	Real Estate Activity in Spain	Eurasia	Mexico	South America	United States	Corporate Center	Adjusments (2)
2014
Net interest income	14,382	3,830	(38)	924	4,910	4,699	1,443	(651)	(734)
Gross income	20,725	6,622	(132)	1,680	6,522	5,191	2,137	(664)	(632)
Net margin before provisions (1)	10,166	3,777	(291)	942	4,115	2,875	640	(1,653)	(240)
Operating profit /(loss) before tax	3,980	1,463	(1,225)	713	2,519	1,951	561	(1,920)	(83)
Profit	2,618	1,028	(876)	565	1,915	1,001	428	(1,444)	-
2013 (*)
Net interest income	13,900	3,838	(3)	909	4,478	4,660	1,402	(671)	(713)
Gross income	20,752	6,103	(38)	1,717	6,194	5,583	2,047	(416)	(439)
Net margin before provisions (1)	9,956	3,088	(188)	981	3,865	3,208	618	(1,584)	(34)
Operating profit /(loss) before tax	954	230	(1,838)	586	2,358	2,354	534	(1,680)	(1,590)
Profit	2,084	589	(1,252)	449	1,802	1,224	390	(1,117)	-
2012(*)
Net interest income	14,474	4,729	(21)	851	4,174	4,236	1,550	(397)	(648)
Gross income	21,824	6,659	(79)	1,665	5,751	5,308	2,198	391	(68)
Net margin before provisions (1)	11,450	3,776	(209)	886	3,590	3,023	722	(681)	344
Operating profit /(loss) before tax	1,582	1,651	(5,705)	508	2,223	2,234	620	(783)	833
Profit	1,676	1,186	(4,068)	404	1,687	1,172	445	850	-

(1)	Gross Income less Administrative Cost and Amortization
(2)	Includes adjustments due to Garanti Group accounted for using the equity method instead of using management criteria as referenced earlier.
(*)

The figures corresponding to December 2013 and 2012 have been restated in order to allow homogeneous year-on-year comparisons due to immaterial changes in the scope of the operating segments and a change in accounting criteria registered in the Corporate Center (see Note 1.3).

7.	Risk management

7.1	General risk management and control model

The BBVA Group has an overall control and risk management model (hereinafter ‘the model’) tailored to their business, their organization and the geographies in which it operates, allowing them to develop their activity in accordance with their strategy and policy control and risk management defined by the governing bodies of the Bank and adapt to a changing economic and regulatory environment, tackling management globally and adapted to the circumstances of each instance.

This model is applied comprehensively in the Group and consists of the basic elements listed below::

—	Governance and organization

—	Risk appetite

—	Decisions and processes

—	Assessment, monitoring and reporting

—	Infrastructure

The Group encourages the development of a risk culture to ensure consistent application of the control and risk management model in the Group, and to ensure that the risk function is understood and assimilated at all levels of the organization.

7.1.1      Governance and organization

The governance model for risk management at BBVA is characterized by a special involvement of its corporate bodies, both in setting the risk strategy and in the ongoing monitoring and supervision of its implementation.

Thus, as developed below, the corporate bodies are the ones that approve this risk strategy and corporate policies for the different types of risk, being the risk function responsible for the management, its implementation and development, reporting to the governing bodies.

The responsibility for the daily management of the risks lies on the businesses which abide in the development of their activity to the policies, standards, procedures, infrastructure and controls, based on the framework set by the governing bodies, which are defined by the function risk.

To perform this task properly, the risk function in the BBVA Group is configured as a single, comprehensive and independent role of commercial areas.

Corporate governance system

BBVA Group has developed a corporate governance system that is in line with the best international practices and adapted to the requirements of the regulators in the countries in which its different business units operate.

The Board of Directors (hereinafter also referred to as “the Board”) approves the risk strategy and supervises the internal control and management systems. Specifically, the strategy approved by the Board includes, at least, the Group’s Risk Appetite statement, the fundamental metrics and the basic structure of limits by geographies, types of risk and asset classes, as well as the bases of the control and risk management model. The Board ensures that the budget is in line with the approved risk appetite.

On the basis established by the Board of Directors, the Executive Committee approves specific corporate policies for each type of risk. Furthermore, the committee approves the Group’s risk limits and monitors them, being informed of both limit excess occurrences and, where applicable, the appropriate corrective measures taken.

Lastly, the Board of Directors has set up a Board committee specializing in risks, the Risk Committee (“RC”). This committee is responsible for analyzing and regularly monitoring risks within the remit of the corporate bodies and assists the Board and the SC in determining and monitoring the risk strategy and the corporate policies, respectively. Another task of special relevance it carries out is detailed control and monitoring of the risks that affect the Group as a whole, which enables it to supervise the effective integration of the risk strategy management and the application of corporate policies approved by the corporate bodies.

The head of the risk function in the executive hierarchy is the Group’s Chief Risk Officer (CRO), who carries out its functions with independence, authority, capacity and resources to do so. He is appointed by the Board of Directors of the Bank as a member of its senior management, and has direct access to its corporate bodies (Board of Directors, Executive Standing Committee and Risk Committee), who reports regularly on the status of risks to the Group.

The Chief Risk Officer, for the utmost performance of its functions, is supported by a cross composed set of units in corporate risk and the specific risk units in the geographical and / or business areas of the Group structure. Each of these units is headed by a Risk Officer for the geographical and/or business area who, within his/her field of competence, carries out risk management and control functions and is responsible for applying the corporate policies and rules approved at Group level in a consistent manner, adapting them if necessary to local requirements and reporting to the local corporate bodies.

The Risk Officers of the geographical and/or business areas report both to the Group’s Chief Risk Officer and to the head of their geographical and/or business area. This dual reporting system aims to ensure that the local risk management function is independent from the operating functions and that it is aligned with the Group’s corporate risk policies and goals.

Organizational structure and committees

The risk management function, as defined above, consists of risk units from the corporate area, which carry out cross-cutting functions, and risk units from the geographical and/or business areas.

—

The corporate area’s risk units develop and present the Group’s risk appetite proposal, corporate policies, rules and global procedures and infrastructures to the Group’s Chief Risk Officer (CRO), within the action framework approved by the corporate bodies, ensure their application, and report either directly or through the Group’s Chief Risk Officer (CRO) to the Bank’s corporate bodies.

Their functions include:

-	Management of the different types of risks at Group level in accordance with the strategy defined by the corporate bodies.

-	Risk planning aligned with the risk appetite principles.

-

Monitoring and control of the Group’s risk profile in relation to the risk appetite approved by the Bank’s corporate bodies, providing accurate and reliable information with the required frequency and in the necessary format.

-	Prospective analyses to enable an evaluation of compliance with the risk appetite in stress scenarios and the analysis of risk mitigation mechanisms.

-	Management of the technological and methodological developments required for implementing the Model in the Group.

-

Design of the Group’s Internal Risk Control model and definition of the methodology, corporate criteria and procedures for identifying and prioritizing the risk inherent in each unit’s activities and processes.

-	Validation of the models used and the results obtained by them in order to verify their adaptation to the different uses to which they are applied.

—

The risk units in the business units develop and present to the Risk Officer of the geographical and/or business area the risk appetite proposal applicable in each geographical and/or business area, independently and always within the Group’s risk appetite. They also ensure that the corporate policies and rules approved consistently at a Group level are applied, adapting them if necessary to local requirements; they are provided with appropriate infrastructures for managing and controlling their risks; and they report to their corporate bodies and/or to senior management, as appropriate.

The local risk units thus work with the corporate area risk units in order to adapt to the risk strategy at Group level and share all the information necessary for monitoring the development of their risks.

The risk function has a decision-making process to perform its functions, underpinned by a structure of committees, where the Global Risk Management Committee (GRMC) acts as the highest committee within Risk. It proposes, examines and, where applicable, approves, among others, the internal risk regulatory framework and the procedures and infrastructures needed to identify, assess, measure and manage the material risks faced by the Group in its businesses. The members of this Committee are the Group’s Chief Risk Officer and the heads of the risk units of the corporate area and of the most representative geographical and/or business areas.

The Global Risk Management Committee (GRMC) carries out its functions assisted by various support committees which include:

—	Global Technical Operations Committee: It is responsible for decision-making related to wholesale credit risk admission in certain customer segments.

—

Monitoring, Assessment & Reporting Committee: It guarantees and ensures the appropriate development of aspects related to risk identification, assessment, monitoring and reporting, with an integrated and cross-cutting vision.

—

Asset Allocation Committee: The executive body responsible for analysis and decision-making on all credit risk matters related to the processes intended for obtaining a balance between risk and return in accordance with the Group’s risk appetite.

—

Technology and Methodologies Committee: It determines the need for new models and infrastructures and channels the decision-making related to the tools needed for managing all the risks to which the Group is exposed.

•

Corporate Technological Risks and Operational Control Committee: It approves the Technological Risks and Operational Control Management Frameworks in accordance with the General Risk Management Model’s architecture and monitors metrics, risk profiles and operational loss events.

•	Global Market Risk Unit Committee: It is responsible for formalizing, supervising and communicating the monitoring of trading desk risk in all the Global Markets business units.

•	Corporate Operational and Outsourcing Risk Admission Committee: It identifies and assesses the operational risks of new businesses, new products and services, and outsourcing initiatives.

Each geographical and/or business area has its own risk management committee (or committees), with objectives and contents similar to those of the corporate area, which perform their duties consistently and in line with corporate risk policies and rules.

Under this organizational scheme, the risk management function ensures the risk strategy, the regulatory framework, and standardized risk infrastructures and controls are integrated and applied across the entire Group. It also benefits from the knowledge and proximity to customers in each geographical and/or business area, and transmits the corporate risk culture to the Group’s different levels.

Internal Risk Control and Internal Validation

The Group has a specific Internal Risk Control unit whose main function is to ensure there is an adequate internal regulatory framework in place, together with a process and measures defined for each type of risk identified in the Group, (and for other types of risk that could potentially affect the Group, to oversee their application and operation, and to ensure that the risk strategy is integrated into the Group’s management. The Internal Risk Control unit is independent from the units that develop risk models, manage running processes and controls. Its scope is global both geographically and in terms of type of risk.

The Director of Group Internal Control Risk is responsible for the function, and reports its activities and work plans to the CRO and the Risk Committee of the Board, besides attending to it on issues deemed necessary.

For this purpose, the Risk area also has a Technical area independent from the units that develop risk models, manage running processes and controls, which gives the Commission the necessary technical support to better perform their functions.

The unit has a structure of teams at both corporate level and in the most relevant geographical areas in which the Group operates. As in the case of the corporate area, local units are independent of the business areas that execute the processes, and of the units that execute the controls. They report functionally to the Internal Risk Control unit. This unit’s lines of action are established at Group level, and it is responsible for adapting and executing them locally, as well as for reporting the most relevant aspects.

Additionally, the Group has an Internal Validation unit, also independent rom the units that develop risk models and of those who use them to manage. Its functions include, among others, review and independent validation, internally, of the models used for the control and management of the Group’s risks.

BBVA Group’s internal control system is based on the best practices developed in “Enterprise Risk Management – Integrated Framework” by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) and in the “Framework for Internal Control Systems in Banking Organizations” by the Bank for International Settlements (BIS).

The control model has a system with three lines of defense:

—	The first line is made up of the Group’s business units, which are responsible for control within their area and for executing any measures established by higher management levels.

—

The second line consists of the specialized control units (Legal Compliance, Global Accounting & Information Management/Internal Financial Control, Internal Risk Control, IT Risk, Fraud & Security, Operations Control and the Production Divisions of the support units, such as Human Resources, Legal Services, etc.). This line supervises the control of the various units within their cross-cutting field of expertise, defines the necessary improvement and mitigating measures, and promotes their proper implementation. The Corporate Operational Risk Management unit also forms part of this line, providing a methodology and common tools for management.

—

The third line is the Internal Audit unit, which conducts an independent review of the model, verifying the compliance and effectiveness of the corporate policies and providing independent information on the control model.

7.1.2	Risk appetite

The Group’s risk appetite, approved by the Board of Directors, determines the risks (and their level) that the Group is willing to assume to achieve its business targets. These are expressed in terms of capital, liquidity, profitability, recurrent earnings, cost of risk or other metrics. The definition of the risk appetite has the following goals:

—	To express the Group’s strategy and the maximum levels of risk it is willing to assume, at both Group and geographical and/or business area level.

—

To establish a set of guidelines for action and a management framework for the medium and long term that prevent actions from being taken (at both Group and geographical and/or business area level) which could compromise the future viability of the Group.

—	To establish a framework for relations with the geographical and/or business areas that, while preserving their decision-making autonomy, ensures they act consistently, avoiding uneven behavior.

—	To establish a common language throughout the organization and develop a compliance-oriented risk culture.

—	Alignment with the new regulatory requirements, facilitating communication with regulators, investors and other stakeholders, thanks to an integrated and stable risk management framework.

Risk appetite is expressed through the following elements:

—

Risk appetite statement: sets out the general principles of the Group’s risk strategy and the target risk profile. BBVA’s risk policy aims to maintain the risk profile set out in the Group’s risk appetite statement, which is reflected in a series of metrics (fundamental metrics and limits).

—	Fundamental metrics: they reflect, in quantitative terms, the principles and the target risk profile set out in the risk appetite statement.

—	Limits: they establish the risk appetite at geographical and/or business area, legal entity and risk type level, or any other level deemed appropriate, enabling its integration into management.

The corporate risk area works with the various geographical and/or business areas to define their risk appetite, which will be coordinated with and integrated into the Group’s risk appetite to ensure that its profile fits as defined.

The BBVA Group assumes a certain degree of risk to be able to provide financial services and products to its customers and obtain attractive returns for its shareholders. The organization must understand, manage and control the risks it assumes.

The aim of the organization is not to eliminate all risks, but to assume a prudent level of risks that allows it to generate returns while maintaining acceptable capital and fund levels and generating recurrent earnings.

BBVA’s risk appetite expresses the levels and types of risk that the Bank is willing to assume to be able to implement its strategic plan with no relevant deviations, even in situations of stress.

Fundamental metrics

Those metrics that characterize the bank’s objective behavior (as defined in the statement), enabling the expression of the risk culture at all levels in a structured and understandable manner. They summarize the bank’s goals, and are therefore useful for communication to the stakeholders.

The fundamental metrics are strategic in nature. They are disseminated throughout the Group, understandable and easy to calculate, and objectifiable at business and/or geographical area level, so they can be subject to future projections.

Limits

Metrics that determine the bank’s strategic positioning for the different types of risk: credit, ALM, liquidity, markets, operational. They differ from the fundamental metrics in the following respects:

—	They are levers, not the result. They are a management tool related to a strategic positioning that must be geared toward ensuring compliance with the fundamental metrics, even in an adverse scenario.

—	Risk metrics: a higher level of specialization, they do not necessarily have to be disseminated across the Group.

—	Independent of the cycle: they can include metrics with little correlation with the economic cycle, thus allowing comparability that is isolated from the specific macroeconomic situation.

Thus, they are levers for remaining within the thresholds defined in the fundamental metrics and are used for day-to-day risk management. They include tolerance limits, sub-limits and alerts established at the level of business and/or geographical areas, portfolios and products.

7.1.3      Decisions and processes

The transfer of risk appetite to ordinary management is supported by three basic aspects:

—	A standardized set of regulations

—	Risk planning

—	Integrated management of risks over their life cycle

Standardized regulatory framework

The corporate GRM area is responsible for proposing the definition and development of the corporate policies, specific rules, procedures and schemes of delegation based on which risk decisions should be taken within the Group.

This process aims for the following objectives:

—	Hierarchy and structure: well-structured information through a clear and simple hierarchy creating relations between documents that depend on each other.

—	Simplicity: an appropriate and sufficient number of documents.

—	Standardization: a standardized name and content of document.

—	Accessibility: ability to search for, and easy access to, documentation through the corporate risk management library.

The approval of corporate policies for all types of risks corresponds to the corporate bodies of the Bank, while the corporate risk area endorses the remaining regulations.

Risk units of geographical and / or business areas continue to adapt to local requirements the regulatory framework for the purpose of having a decision process that is appropriate at local level and aligned with the Group policies. If such adaptation is necessary, the local risk area must inform the corporate GRM area, which must ensure the consistency of the set of regulations at the level of the entire Group, and thus must give its approval prior to any modifications proposed by the local risk areas.

Risk planning

Risk planning ensures that the risk appetite is integrated into management, through a cascade process for establishing limits, in which the function of the corporate area risk units and the geographical and/or business areas is to guarantee the alignment of this process against the Group’s risk appetite.

It has tools in place that allow the risk appetite defined at aggregate level to be assigned and monitored by business areas, legal entities, types of risk, concentrations and any other level considered necessary.

The risk planning process is present within the rest of the Group’s planning framework so as to ensure consistency among all of them.

Daily risk management

All risks must be managed integrally during their life cycle, and be treated differently depending on the type.

The risk management cycle is composed of 5 elements:

—	Planning: with the aim of ensuring that the Group’s activities are consistent with the target risk profile and guaranteeing solvency in the development of the strategy.

—	Assessment: a process focused on identifying all the risks inherent to the activities carried out by the Group.

—	Formalization: includes the risk origination, approval and formalization stages.

—	Monitoring and reporting: continuous and structured monitoring of risks and preparation of reports for internal and/or external (market, investors, etc.) consumption.

—	Active portfolio management: focused on identifying business opportunities in existing portfolios and new markets, businesses and products.

7.1.4      Assessment, monitoring and reporting

Assessment, monitoring and reporting is a cross-cutting element that should ensure that the Model has a dynamic and proactive vision to enable compliance with the risk appetite approved by the corporate bodies, even in adverse scenarios. The materialization of this process covers all the categories of material risks and has the following objectives:

—	Assess compliance with the risk appetite at the present time, through monitoring of the fundamental management metrics and limits.

—

Assess compliance with the risk appetite in the future, through the projection of the risk appetite variables, in both a baseline scenario determined by the budget and a risk scenario determined by the stress tests.

—	Identify and assess the risk factors and scenarios that could compromise compliance with the risk appetite, through the development of a risk repository and an analysis of the impact of those risks.

—	Act to mitigate the impact in the Group of the identified risk factors and scenarios, ensuring this impact remains within the target risk profile.

—	Monitor the key variables that are not a direct part of the risk appetite, but that condition its compliance. These can be either external or internal.

The following phases need to be developed for undertaking this process:

A)  Identification of risk factors

Aimed at generating a map with the most relevant risk factors that can compromise the Group’s performance in relation to the thresholds defined in the risk appetite.

B)  Impact evaluation

This involves evaluating the impact that the materialization of one (or more) of the risk factors identified in the previous phase could have on the risk appetite metrics, through the occurrence of a given scenario.

C)  Response to undesired situations and realignment measures

Exceeding the parameters will trigger an analysis of the realignment measures to enable dynamic management of the situation, even before it occurs.

D)  Monitoring

The aim is to avoid losses before they occur by monitoring the Group’s current risk profile and the identified risk factors.

E)  Reporting

This aims to provide information on the assumed risk profile by offering accurate, complete and reliable data to the corporate bodies and to senior management, with the frequency and completeness appropriate to the nature, significance and complexity of the risks.

7.1.5      Infrastructure

The infrastructure is an element that must ensure that the Group has the human and technological resources needed for effective management and supervision of risks in order to carry out the functions set out in the Group’s risk Model and the achievement of their objectives.

With respect to human resources, the Group’s risk function will have an adequate workforce, in terms of number, skills and experience.

With regards to technology, the Group ensures the integrity of management information systems and the provision of the infrastructure needed for supporting risk management, including tools appropriate to the needs arising from the different types of risks for their admission, management, assessment and monitoring.

The principles that govern the Group risk technology are:

—	Standardization: the criteria are consistent across the Group, thus ensuring that risk handling is standardized at geographical and/or business area level.

—	Integration in management: the tools incorporate the corporate risk policies and are applied in the Group’s day-to-day management.

—	Automation of the main processes making up the risk management cycle.

—	Appropriateness: provision of adequate information at the right time.

Through the “Risk Analytics” function, the Group has a corporate framework in place for developing the measurement techniques and models. It covers all the types of risks and the different purposes and uses a standard language for all the activities and geographical/business areas and decentralized execution to make the most of the Group’s global reach. The aim is to continually evolve the existing risk models and generate others that cover the new areas of the businesses that develop them, so as to reinforce the anticipation and proactiveness that characterize the Group’s risk function.

Also the risk units of geographical and / or business areas shall ensure that they have sufficient means from the point of view of resources, structures and tools to develop a risk management in line with the corporate model.

7.1.6      Risk culture

BBVA considers risk culture to be an essential element for consolidating and integrating the other components of the Model. The culture transfers the implications that are involved in the Group’s activities and businesses to all the levels of the organization. The risk culture is organized through a number of levers, including the following:

—

Communication: promotes the dissemination of the Model, and in particular the principles that must govern risk management in the Group, in a consistent and integrated manner across the organization, through the most appropriate channels.

GRM has a number of communication channels to facilitate the transmission of information and knowledge among the various teams in the function and the Group, adapting the frequency, formats and recipients based on the proposed goal, in order to strengthen the basic principles of the risk function. The risk culture and the management model thus emanate from the Group’s corporate bodies and senior management and are transmitted throughout the organization.

—

Training: its main aim is to disseminate and establish the model of risk management across the organization, ensuring standards in the skills and knowledge of the different persons involved in the risk management processes.

Well defined and implemented training ensures continuous improvement of the skills and knowledge of the Group’s professionals, and in particular of the GRM area, and is based on four aspects that aim to develop each of the needs of the GRM group by increasing its knowledge and skills in different fields such as: finance and risks, tools and technology, management and skills, and languages.

—

Motivation: the aim in this area is for the incentives of the risk function teams to support the strategy for managing those teams and the function’s values and culture at all levels. Includes compensation and all those elements related to motivation – working environment, etc… which contribute to the achievement Model objectives.

7.2        Risk events

As mentioned earlier, BBVA has processes in place for identifying risks and analyzing scenarios that enable the Group to manage risks in a dynamic and proactive way.

The risk identification processes are forward looking to ensure the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.

Risks are captured and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected.

As part of this process, a forward projection of the risk appetite variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, appropriate measures are taken to keep the variables within the target risk profile.

To this extent, there are a number of emerging risks that could affect the Group’s business trends. These risks are described in the following main blocks:

I.          Macroeconomic and geopolitical risks

—	The slowdown in economic growth in emerging countries and potential difficulties in the recovery of European economies is a major focus for the Group.

—

In addition, financial institutions are exposed to the risks of political and social instability in the countries in which they operate, which can have significant effects on their economies and even regionally. In this regard the Group’s diversification is a key to achieving a high level of recurring revenues, despite environmental conditions and economic cycles of the economies in which it operates.

II.         Regulatory, legal and reputational risks

—

Financial institutions are exposed to a complex and ever-changing regulatory and legal environment defined by governments and regulators. This can affect their ability to grow and the capacity of certain businesses to develop, and result in stricter liquidity and capital requirements with lower profitability ratios. The Group constantly monitors changes in the regulatory framework that allow for anticipation and adaptation to them in a timely manner, adopt best practices and more efficient and rigorous criteria in its implementation

—

The financial sector is under ever closer scrutiny by regulators, governments and society itself. Negative news or inappropriate behavior can significantly damage the Group’s reputation and affect its ability to develop a sustainable business. The attitudes and behaviors of the group and its members are governed by the principles of integrity, honesty, long-term vision and best practices through, inter alia, internal control model, the Code of Conduct and Responsible Business Strategy of the Group.

III.         Business and operational risks

—

New technologies and forms of customer relationships: Developments in the digital world and in information technologies pose significant challenges for financial institutions, entailing threats (new competitors, disintermediation…) but also opportunities (new framework of relations with customers, greater ability to adapt to their needs, new products and distribution channels...)

—

Technological risks and security breaches: The Group is exposed to new threats such as cyber-attacks, theft of internal and customer databases, fraud in payment systems, etc. that require major investments in security from both the technological and human point of view. The Group gives great importance to the active operational and technological risk management and control. One example was the early adoption of advanced models for management of these risks (AMA - Advanced Measurement Approach).

7.3	Credit risk

Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party.

It is the most important risk for the Group and includes counterparty risk, issuer risk, settlement risk and country risk management.

The principles underpinning credit risk management in BBVA are as follows:

—	Availability of basic information for the study and proposal of risk, and supporting documentation for approval, which sets out the conditions required by the relevant body.

—	Sufficient generation of funds and asset solvency of the customer to assume principal and interest repayments of loans owed.

—	Establishment of adequate and sufficient guarantees that allow effective recovery of the operation, this being considered a secondary and exceptional method of recovery when the first has failed.

Credit risk management in the Group has an integrated structure for all its functions, allowing decisions to be taken objectively and independently throughout the life cycle of the risk.

—	At Group level: frameworks for action and standard rules of conduct are defined for handling risk, specifically, the circuits, procedures, structure and supervision.

—

At the business area level: they are responsible for adapting the Group’s criteria to the local realities of each geographical area and for direct management of risk according to the decision-making circuit:

-

Retail risks: in general, the decisions are formalized according to the scoring tools, within the general framework for action of each business area with regard to risks. The changes in weighting and variables of these tools must be validated by the corporate GRM area.

-

Wholesale risks: in general, the decisions are formalized by each business area within its general framework for action with regard to risks, which incorporates the delegation rule and the Group’s corporate policies.

7.3.1      Credit risk exposure

In accordance with IFRS 7, the BBVA Group’s maximum credit risk exposure (see definition below) by headings in the balance sheets as of December 31, 2014, 2013 and 2012 is provided below. It does not consider the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instruments and counterparties.

		Millions of Euros
Maximum Credit Risk Exposure	Notes	2014	2013	2012
Financial assets held for trading		39,028	34,473	31,180
Debt securities	10	33,883	29,601	28,021
Government		28,212	24,696	23,370
Credit institutions		3,048	2,734	2,545
Other sectors		2,623	2,172	2,106
Equity instruments		5,017	4,766	2,915
Customer lending		128	106	244
Other financial assets designated at fair value through profit or loss		2,761	2,414	2,530
Debt securities	11	737	664	753
Government		141	142	174
Credit institutions		16	16	45
Other sectors		580	506	534
Equity instruments		2,024	1,750	1,777
Available-for-sale financial assets		94,125	77,407	66,567
Debt securities	12	86,858	71,439	62,615
Government		63,764	48,728	38,926
Credit institutions		7,377	10,431	13,157
Other sectors		15,717	12,280	10,532
Equity instruments		7,267	5,968	3,952
Loans and receivables		384,461	364,031	384,097
Loans and advances to credit institutions	13.1	26,975	22,792	25,372
Loans and advances to customers	13.2	350,822	336,759	354,973
Government		37,113	32,400	34,917
Agriculture		4,316	4,982	4,738
Industry		37,395	28,679	30,731
Real estate and construction		32,899	40,486	47,223
Trade and finance		43,597	47,169	51,912
Loans to individuals		157,476	149,891	151,244
Other		38,026	33,151	34,208
Debt securities	13.3	6,664	4,481	3,751
Government		5,608	3,175	2,375
Credit institutions		81	297	453
Other sectors		975	1,009	923
Held-to-maturity investments		-	-	10,162
Government		-	-	9,210
Credit institutions		-	-	392
Other sectors		-	-	560
Derivatives (trading and hedging)		47,248	41,294	49,208
Subtotal		567,623	519,620	543,744
Valuation adjustments		980	1,068	338
Total Financial Assets Risk		568,603	520,688	544,082
Financial guarantees (Bank guarantees, letter of credits,..)		33,741	33,543	37,019
Drawable by third parties		96,714	87,542	83,519
Government		1,359	4,354	1,360
Credit institutions		1,057	1,583	1,946
Other sectors		94,299	81,605	80,213
Other contingent commitments		9,537	6,628	6,624
Total Contingent Risks and Commitments	32	139,993	127,712	127,161
Total Maximum Credit Exposure		708,596	648,400	671,243

The maximum credit exposure presented in the table above is determined by type of financial asset as explained below:

—

In the case of financial assets recognized in the consolidated balance sheets, exposure to credit risk is considered equal to its gross carrying amount, not including certain valuation adjustments (impairment losses, hedges and others), with the sole exception of trading and hedging derivatives.

—	The maximum credit risk exposure on financial guarantees granted is the maximum that the Group would be liable for if these guarantees were called in, and that is their carrying amount.

—	Our calculation of risk exposure for derivatives is based on the sum of two factors: the derivatives fair value and their potential risk (or “add-on”).

—

The first factor, market value, reflects the difference between original commitments and market values on the reporting date (mark-to-market). As indicated in Note 2.2.1 to the consolidated financial statements, derivatives are accounted for as of each reporting date at fair value in accordance with IAS 39.

—

The second factor, potential risk (‘add-on’), is an estimate of the maximum increase to be expected on risk exposure over a derivative market value (at a given statistical confidence level) as a result of future changes in the fair value over the remaining term of the derivatives.

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

7.3.2      Mitigation of credit risk, collateralized credit risk and other credit enhancements

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

The procedures for the management and valuation of collaterals are set out in the Corporate Policies (retail and wholesale), which establish the basic principles for credit risk management, including the management of collaterals assigned in transactions with customers.

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

-

Loans and advances to customers: Most of these loans and advances are backed by personal guarantees extended by the own customer. There may also be collateral to secure loans and advances to customers (such as mortgages, cash collaterals, pledged securities and other collateral), or to obtain other credit enhancements (bonds, hedging, etc.).

-	Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

Collateralized loans granted by the Group as of December 31, 2014, 2013 and 2012 excluding balances deemed impaired, is broken down in the table below:

	Millions of Euros
Collateralized Credit Risk	2014	2013	2012
Mortgage loans	124,097	125,564	137,870
Operating assets mortgage loans	4,062	3,778	3,897
Home mortgages	109,031	108,745	119,235
Rest of mortgages (1)	11,005	13,041	14,739
Secured loans, except mortgage	28,419	23,660	23,125
Cash guarantees	468	300	377
Secured loan (pledged securities)	518	570	997
Rest of secured loans (2)	27,433	22,790	21,751
Total	152,517	149,224	160,995

(1)	Loans with mortgage collateral (other than residential mortgage) for property purchase or construction.
(2)	Includes loans with cash collateral, other financial assets with partial collateral.

—	Financial guarantees, other contingent risks and drawable by third parties: These have the counterparty’s personal guarantee.

7.3.3      Financial instrument netting

Financial assets and liabilities may be netted, i.e. they are presented for a net amount on the balance sheet only when the Group’s entities satisfy with the provisions of IAS 32-Paragraph 42, so they have both the legal right to net recognized amounts, and the intention of settling the net amount or of realizing the asset and simultaneously paying the liability.

In addition, the Group has presented as gross amounts assets and liabilities on the balance sheet for which there are master netting arrangements in place, but for which there is no intention of settling net. The most common types of events that trigger the netting of reciprocal obligations are bankruptcy of the entity, surpassing certain level of indebtedness threshold, failure to pay, restructuring and dissolution of the entity.

In the current market context, derivatives are contracted under different framework contracts being the most widespread developed by the International Swaps and Derivatives Association (ISDA) and, for the Spanish market, the Framework Agreement on Financial Transactions (CMOF). Almost all portfolio derivative transactions have been concluded under these framework contracts, including in them the netting clauses mentioned in the preceding paragraph as “Master Netting Agreement”, greatly reducing the credit exposure on these instruments. Additionally, in contracts signed with professional counterparts, the collateral agreement annexes called Credit Support Annex (CSA) are included, thereby minimizing exposure to a potential default of the counterparty.

Moreover, in transactions involving assets purchased or sold under a purchase agreement there has greatly increased the volume transacted through clearing houses that articulate mechanisms to reduce counterparty risk, as well as through the signature of various master agreements for bilateral transactions, the most widely used being the Global Master Repurchase Agreement (GMRA), published by ICMA (International Capital Market Association), to which the clauses related to the collateral exchange are usually added within the text of the master agreement itself.

The assets and liabilities subject to contractual netting rights at the time of their settlement are presented below as of December 31, 2014.

					Millions of Euros
					Gross Amounts Not Offset in the Condensed Consolidated Balance Sheets (D)
2014		Gross Amounts Recognized (A)	Gross Amounts Offset in the Condensed Consolidated Balance Sheets (B )	Net Amount Presented in the Condensed Consolidated Balance Sheets (C =A-B)	Financial Instruments	Cash Collateral Received/Pledged	Net Amount (E=C-D)
Derivative financial assets	10, 14	55,277	8,497	46,780	33,196	6,844	6,740
Reverse repurchase, securities borrowing and similar agreements	34	17,639	-	17,639	16,143	339	1,157
Total Assets		72,916	8,497	64,419	49,339	7,183	7,896
Derivative financial liabilities	10, 14	56,710	9,327	47,383	33,158	9,624	4,601
Repurchase, securities lending and similar agreements	34	66,326	-	66,326	51,143	10	15,173
Total Liabillities		123,036	9,327	113,709	84,301	9,634	19,773

7.3.4         Risk concentration

Policies for preventing excessive risk concentration

In order to prevent the build-up of excessive concentrations of credit risk at the individual, country and sector levels, BBVA Group maintains maximum permitted risk concentration indices updated at individual and portfolio sector levels tied to the various observable variables within the field of credit risk management. The limit on the Group’s exposure or financial commitment to a specific customer therefore depends on the customer’s credit rating, the nature of the risks involved, and the Group’s presence in a given market, based on the following guidelines:

—	The aim is, as much as possible, to reconcile the customer’s credit needs (commercial/financial, short-term/long-term, etc.) with the interests of the Group.

—

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

Risk concentrations by geography

Below is a breakdown of the balances of financial instruments registered in the accompanying consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. It does not take into account valuation adjustments, impairment losses or loan-loss provisions:

	Millions of Euros
Risks by Geographical Areas December 2014	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	17,461	36,039	17,091	6,126	4,337	2,206	83,258
Loans and advances to customers	-	-	-	128	-	-	128
Debt securities	7,816	6,512	13,747	2,654	2,656	499	33,883
Equity instruments	2,541	1,334	342	457	171	172	5,017
Derivatives	7,103	28,193	3,003	2,886	1,510	1,535	44,229
Other financial assets designated at fair value through profit or loss	189	152	1,836	581	3	-	2,761
Loans and advances to credit institutions	-	-	-	-	-	-	-
Debt securities	94	62	-	581	-	-	737
Equity instruments	95	90	1,836	-	3	-	2,024
Available-for-sale portfolio	45,465	13,673	13,169	10,780	6,079	4,958	94,125
Debt securities	42,267	13,348	13,119	10,222	5,973	1,929	86,858
Equity instruments	3,198	326	50	558	106	3,029	7,267
Loans and receivables	185,924	31,597	52,157	52,080	57,911	4,792	384,460
Loans and advances to credit institutions	4,172	13,313	2,497	3,521	2,180	1,291	26,975
Loans and advances to customers	178,735	18,274	49,660	47,635	53,018	3,501	350,822
Debt securities	3,017	9	-	924	2,713	-	6,663
Held-to-maturity investments	-	-	-	-	-	-	-
Hedging derivatives	708	1,699	182	66	14	2	2,672
Total Risk in Financial Assets	249,747	83,160	84,435	69,633	68,344	11,958	567,276
Contingent risks and liabilities
Contingent risks	13,500	8,454	1,220	3,161	5,756	1,650	33,741
Contingent liabilities	25,577	22,973	19,751	29,519	7,343	1,087	106,251
Total Contingent Risk	39,077	31,427	20,971	32,680	13,099	2,738	139,992

Total Risks in Financial Instruments	288,824	114,587	105,406	102,313	81,443	14,696	707,268

	Millions of Euros
Risks by Geographical Areas December 2013	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	14,882	33,091	15,707	2,677	3,412	2,345	72,114
Loans and advances to customers	-	-	-	107	-	-	107
Debt securities	6,320	5,838	13,410	424	2,608	1,002	29,602
Equity instruments	2,752	953	632	118	148	163	4,766
Derivatives	5,810	26,300	1,665	2,028	656	1,180	37,639
Other financial assets designated at fair value through profit or loss	211	106	1,591	503	2	-	2,413
Loans and advances to credit institutions	-	-	-	-	-	-	-
Debt securities	107	54	5	497	-	-	663
Equity instruments	104	52	1,586	6	2	-	1,750
Available-for-sale portfolio	42,074	8,587	10,380	7,729	5,626	3,011	77,407
Debt securities	38,732	8,453	10,329	7,247	5,535	1,143	71,439
Equity instruments	3,342	134	51	482	91	1,868	5,968
Loans and receivables	194,383	26,712	44,414	39,650	53,886	4,984	364,031
Loans and advances to credit institutions	5,224	9,171	2,366	2,707	1,909	1,415	22,792
Loans and advances to customers	187,400	17,519	42,048	36,047	50,173	3,569	336,759
Debt securities	1,759	22	-	896	1,804	-	4,481
Held-to-maturity investments	-	-	-	-	-	-	-
Hedging derivatives	434	2,113	8	60	10	4	2,629
Total Risk in Financial Assets	251,984	70,609	72,100	50,618	62,935	10,344	518,591
Contingent risks and liabilities
Contingent risks	15,172	9,038	767	2,344	5,292	929	33,542
Contingent liabilities	28,096	17,675	16,109	24,485	7,002	803	94,170
Total Contingent Risk	43,268	26,713	16,876	26,829	12,294	1,732	127,712

Total Risks in Financial Instruments	295,252	97,322	88,976	77,447	75,229	12,076	646,303

	Millions of Euros
Risks by Geographical Areas 2012	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	13,768	39,360	15,035	4,751	3,643	3,272	79,830
Loans and advances to customers	-	-	-	244	-	-	244
Debt securities	5,726	5,155	12,960	577	2,805	796	28,020
Equity instruments	1,270	519	101	543	239	243	2,915
Derivatives	6,772	33,686	1,973	3,387	599	2,233	48,651
Other financial assets designated at fair value through profit or loss	296	87	13	2,134	-	-	2,531
Loans and advances to credit institutions	-	-	-	-	-	-	-
Debt securities	190	42	9	512	-	-	753
Equity instruments	106	45	4	1,622	-	-	1,777
Available-for-sale portfolio	36,109	6,480	9,601	7,163	6,128	1,085	66,567
Debt securities	33,107	6,267	9,035	7,112	6,053	1,040	62,615
Equity instruments	3,002	213	566	51	75	45	3,952
Loans and receivables	209,786	31,375	46,384	40,259	51,978	4,314	384,096
Loans and advances to credit institutions	3,220	11,042	4,549	3,338	2,065	1,157	25,372
Loans and advances to customers	205,216	19,979	41,835	36,040	48,753	3,151	354,973
Debt securities	1,350	354	-	880	1,160	6	3,751
Held-to-maturity investments	7,279	2,884	-	-	-	-	10,162
Hedging derivatives	914	3,798	159	226	5	18	5,120
Total Risk in Financial Assets	268,151	83,984	71,192	54,532	61,754	8,691	548,305
Contingent risks and liabilities
Contingent risks	16,164	10,074	872	3,159	5,858	891	37,019
Contingent liabilities	26,514	19,678	13,564	22,027	7,097	1,264	90,142
Total Contingent Risk	42,678	29,752	14,435	25,186	12,955	2,155	127,161

Total Risks in Financial Instruments	310,829	113,736	85,627	79,718	74,709	10,846	675,466

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

Sovereign risk exposure

The table below provides a breakdown of exposure to financial instruments (excluding derivatives and equity instruments), as of December 31, 2014, 2013 and 2012 by type of counterparty and the country of residence of such counterparty. The below figures do not take into account valuation adjustments, impairment losses or loan-loss provisions:

	Millions of Euros
	2014
Risk Exposure by Countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	68,584	9,040	157,337	234,961	46.5%
Italy	9,823	713	2,131	12,667	2.5%
France	1,078	5,351	2,453	8,883	1.8%
United Kingdom	119	2,923	4,669	7,711	1.5%
Portugal	605	43	4,927	5,574	1.1%
Germany	590	1,129	1,565	3,284	0.6%
Ireland	167	148	565	880	0.2%
Turkey	21	214	246	482	0.1%
Greece	-	-	64	64	0.0%
Rest of Europe	1,182	6,011	4,800	11,993	2.4%
Europe	82,170	25,573	178,757	286,499	56.7%
Mexico	31,164	2,757	42,864	76,785	15.2%
The United States	11,241	3,941	52,849	68,031	13.5%
Rest of countries	7,676	4,669	62,052	74,398	14.7%
Total Rest of Countries	50,081	11,367	157,765	219,213	43.3%
Total Exposure to Financial Instruments	132,251	36,939	336,522	505,713	100.0%

	Millions of Euros
	2013
Risk Exposure by Countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	59,114	11,870	166,677	237,661	51.1%
United Kingdom	3	5,405	4,377	9,785	2.1%
Italy	3,888	422	2,617	6,927	1.5%
France	942	2,640	2,316	5,898	1.3%
Portugal	385	238	5,179	5,802	1.2%
Germany	1,081	1,338	1,206	3,625	0.8%
Ireland	-	221	487	708	0.2%
Turkey	10	65	163	238	0.1%
Greece	-	-	72	72	0.0%
Rest of Europe	2,608	2,552	4,239	9,399	2.0%
Europe	68,031	24,751	187,333	280,115	60.2%
Mexico	26,629	2,810	38,312	67,751	14.6%
The United States	5,224	3,203	41,872	50,299	10.8%
Rest of countries	7,790	5,480	53,649	66,919	14.4%
Total Rest of Countries	39,643	11,493	133,833	184,969	39.8%
Total Exposure to Financial Instruments	107,674	36,244	321,166	465,084	100.0%

	Millions of Euros
	2012
Risk Exposure by countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	62,558	11,839	182,785	257,182	52.9%
Turkey	13	159	400	572	0.1%
United Kingdom	2	7,095	2,336	9,433	1.9%
Italy	4,203	405	3,288	7,896	1.6%
Portugal	443	590	5,763	6,796	1.4%
France	1,739	3,291	2,631	7,661	1.6%
Germany	1,298	1,025	734	3,057	0.6%
Ireland	-	280	456	736	0.2%
Greece	-	-	99	99	0.0%
Rest of Europe	1,664	2,484	5,256	9,404	1.9%
Europe	71,920	27,168	203,748	302,836	62.3%
Mexico	25,059	5,492	36,133	66,684	13.7%
The United States	3,942	3,768	42,157	49,867	10.3%
Rest of countries	7,521	5,484	53,481	66,486	13.7%
Total Rest of Countries	36,523	14,744	131,771	183,037	37.7%
Total Exposure to Financial Instruments	108,443	41,912	335,519	485,873	100.0%

(*)

In addition, as of December 31, 2014, 2013 and 2012, undrawn lines of credit, granted mainly to the Spanish government or government agencies and amounted to €1,619, €1,942 million, and €1,613 million, respectively.

The exposure to sovereign risk set out in the above table includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance entities within the BBVA Group.

Sovereign risk exposure in Europe

The table below provides a breakdown of the exposure of the Group’s credit institutions to European sovereign risk as of December 31, 2014, 2013 and 2012, by type of financial instrument and the country of residence of the counterparty, under EBA (European Banking Authority) requirements:

	Millions of Euros
	2014
	Debt securities			Loans and Receivables	Derivatives (2)		Total	Contingent risks and commitments	%
Exposure to Sovereign Risk by European Union Countries (1)	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure

Spain	6,332	28,856	-	25,997	431	-	61,616	1,647	83.0%
Italy	2,462	6,601	-	142	-	2	9,208	-	12.4%
France	872	40	-	28	-	-	940	-	1.3%
Germany	482	92	-	-	(97)	(1)	476	-	0.6%
Portugal	302	23	-	280	-	-	605	11	0.8%
United Kingdom	-	115	-	-	-	2	117	1	-
Greece	-	-	-	-	-	-	-	-	-
Hungary	-	-	-	-	-	-	-	-	-
Ireland	1	167	-	-	-	-	168	-	0.2%
Rest of European Union	910	131	-	33	-	1	1,075	-	1.4%
Total Exposure to Sovereign Counterparties (European Union)	11,361	36,026	-	26,480	334	4	74,205	1,659	100.0%

(1)	This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€13,406 million as of December 31, 2014) is not included.

(2)	Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

	Millions of Euros
	2013
	Debt securities			Loans and Receivables	Derivatives (2)		Total	Contingent risks and commitments	%
Exposure to Sovereign Risk by European Union Countries (1)	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure
Spain	5,251	24,339	-	23,430	258	(25)	53,253	1,924	86.5%
Italy	733	2,691	-	90	-	(6)	3,507	-	5.7%
France	874	-	-	-	-	(1)	873	-	1.4%
Germany	1,064	-	-	-	-	(1)	1,063	-	1.7%
Portugal	64	19	-	302	-	-	385	17	0.6%
United Kingdom	-	-	-	-	(13)	3	(10)	1	-
Greece	-	-	-	-	-	-	-	-	-
Hungary	-	65	-	-	-	-	65	-	0.1%
Ireland	-	-	-	-	-	-	-	-	-
Rest of European Union	2,087	293	-	38	-	10	2,428	-	3.9%
Total Exposure to Sovereign Counterparties (European Union)	10,073	27,407	-	23,860	245	(20)	61,565	1,942	100.0%

(1)	This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€11,093 million as of December 31, 2013) is not included.

(2)	Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

	Millions of Euros
	2012
	Debt securities			Loans and Receivables	Derivatives (2)		Total	Contingent risks and commitments	%
Exposure to Sovereign Risk by European Union Countries (1)	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure
Spain	5,022	19,751	6,469	26,624	285	5	58,156	1,595	86.6%
Italy	610	811	2,448	97	-	(3)	3,963	-	5.9%
France	1,445	-	254	-	-	(2)	1,697	-	2.5%
Germany	1,291	-	-	-	(4)	(1)	1,286	-	1.9%
Portugal	51	18	15	359	-	-	443	17	0.7%
United Kingdom	-	-	-	-	(19)	-	(19)	1	0.0%
Greece	-	-	-	-	-	-	-	-	0.0%
Hungary	-	66	-	-	-	-	66	-	0.1%
Ireland	-	-	-	-	-	-	-	-	0.0%
Rest of European Union	1,066	379	24	78	-	1	1,548	-	2.3%
Total Exposure to Sovereign Counterparties (European Union)	9,485	21,025	9,210	27,158	262	-	67,140	1,613	100.0%

(1)	This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€5,093 million as of December 31, 2012) is not included.

(2)	Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

The following table provides a breakdown of the notional value of the CDS in which the Group’s credit institutions act as sellers or buyers of protection against the sovereign risk of European countries as of December 31, 2014, 2013 and 2012:

	Millions of Euros
	2014
	Credit derivatives (CDS) and other contracts in which the Group act as a protection seller		Credit derivatives (CDS) and other contracts in which the Group act as a protection buyer
Exposure to Sovereign Risk by European Countries	Notional value	Fair value	Notional value	Fair value
Spain	-	-	-	-
Italy	704	(11)	699	8
Germany	154	-	129	(1)
France	173	-	89	(1)
Portugal	37	(1)	37	1
Poland	-	-	-	-
Belgium	-	-	-	-
United Kingdom	138	3	118	(1)
Greece	-	-	-	-
Hungary	2	-	2	-
Ireland	-	-	-	-
Rest of European Union	485	5	415	4
Total exposure to Sovereign Counterparties	1,693	(4)	1,489	10

	Millions of Euros
	2013
	Credit derivatives (CDS) and other contracts in which the Group act as a protection seller		Credit derivatives (CDS) and other contracts in which the Group act as a protection buyer
Exposure to Sovereign Risk by European Countries	Notional value	Fair value	Notional value	Fair value
Spain	14	-	62	(25)
Italy	622	(15)	595	9
Germany	205	-	200	(1)
France	204	-	149	(1)
Portugal	75	(3)	75	3
Poland	-	-	-	-
Belgium	-	-	-	-
United Kingdom	135	3	126	-
Greece	14	-	14	-
Hungary	1	-	-	-
Ireland	21	-	21	-
Rest of European Union	591	12	478	(2)
Total exposure to Sovereign Counterparties	1,882	(3)	1,720	(17)

	Millions of Euros
	2012
	Credit derivatives (CDS) and other contracts in which the Group act as a protection seller		Credit derivatives (CDS) and other contracts in which the Group act as a protection buyer
Exposure to Sovereign Risk by European Countries	Notional value	Fair value	Notional value	Fair value
Spain	68	14	97	(9)
Italy	518	(22)	444	19
Germany	216	(1)	219	-
France	196	(1)	134	(1)
Portugal	91	(6)	89	6
Poland	-	-	-	-
Belgium	281	(4)	232	5
United Kingdom	56	1	64	(1)
Greece	18	-	18	-
Hungary	2	-	-	-
Ireland	82	-	82	-
Rest of European Union	149	2	155	(2)
Total exposure to Sovereign Counterparties	1,677	(17)	1,534	17

The main counterparties of these CDS are credit institutions with a high credit quality. The CDS contracts are standard in the market, with the usual clauses covering the events that would trigger payouts.

As it can be seen in the above tables, exposure to sovereign risk in Europe is concentrated in Spain. As of December 31, 2014, 2013 and 2012, the breakdown of total exposure faced by the Group’s credit institutions to Spain and other countries, by maturity of the financial instruments, is as follows:

	Millions of Euros
	2014
	Debt securities			Loans and Receivables	Derivatives		Total	Contingent risks and commitments	%
Maturities of Sovereign Risks European Union	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure
Spain	6,332	28,856	-	25,997	431	-	61,616	1,647	83%
Up to 1 Year	1,562	1,233	-	9,675	23	-	12,493	997	16.8%
1 to 5 Years	1,729	11,424	-	6,312	5	-	19,469	270	26.2%
Over 5 Years	3,041	16,200	-	10,010	403	-	29,653	380	40.0%
Rest of Europe	5,030	7,170	-	483	(97)	4	12,589	12	17.0%
Up to 1 Year	1,581	328	-	329	(14)	-	2,224	12	3.0%
1 to 5 Years	1,441	4,349	-	23	(19)	3	5,796	-	7.8%
Over 5 Years	2,008	2,493	-	131	(64)	1	4,569	-	6.2%
Total Exposure to European Union Sovereign Counterparties	11,361	36,026	-	26,480	334	4	74,205	1,659	100.0%

	Millions of Euros
	2013
	Debt securities			Loans and Receivables	Derivatives		Total	Contingent risks and commitments	%
Maturities of Sovereign Risks European Union	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure
Spain
Up to 1 Year	1,935	846	-	5,627	8	-	8,416	898	13.7%
1 to 5 Years	1,531	15,523	-	5,574	41	-	22,670	540	36.8%
Over 5 Years	1,784	7,969	-	12,229	209	(25)	22,166	486	36.0%
Rest of Europe
Up to 1 Year	3,189	26	-	311	(13)	-	3,513	18	5.7%
1 to 5 Years	844	2,066	-	8	-	4	2,922	-	4.7%
Over 5 Years	789	976	-	111	-	1	1,877	-	3.0%
Total Exposure to European Union Sovereign Counterparties	10,073	27,407	-	23,860	245	(20)	61,565	1,942	100.0%

	Millions of Euros
	2012
	Debt securities			Loans and Receivables	Derivatives		Total	Contingent risks and commitments	%
Maturities of Sovereign Risks European Union	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure
Spain
Up to 1 Year	2,183	1,944	2	10,267	35	-	14,431	1,090	21.5%
1 to 5 Years	1,832	12,304	1,239	4,409	26	-	19,810	402	29.6%
Over 5 Years	1,007	5,503	5,228	11,948	224	5	23,915	103	35.7%
Rest of Europe
Up to 1 Year	2,564	46	33	367	7	-	3,017	18	4.5%
1 to 5 Years	952	188	1,927	34	(19)	(5)	3,077	-	4.6%
Over 5 Years	924	953	781	131	(11)	-	2,778	-	4.1%
Total Exposure to European Union Sovereign Counterparties	9,462	20,938	9,210	27,156	262	-	67,028	1,613	100.0%

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

As for the policies relating to risk refinancing with the developer and real-estate sector, they are the same as the general policies used for all of the Group’s risks (see Note7.3.9). In the developer and real estate sector, they are based on clear solvency and viability criteria for projects, with demanding terms for additional guarantees and legal compliance, given a refinancing tool that standardizes criteria and variables when considering any refinancing operation.

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

As of December 31, 2014, 2013 and 2012, exposure to the construction sector and real-estate activities in Spain stood at €19,077, €22,760 and €23,656 million, respectively. Of that amount, risk from loans to construction and real-estate development activities accounted for €10,986, €13,505 and €15,358 million, respectively, representing 7.6%, 8.8% and 8.7% of loans and advances to customers of the balance of business in Spain (excluding the government and other government agencies) and 1.7%, 2.3% and 2.4% of the total assets of the Consolidated Group.

Lending for real estate development of the loans as of December 31, 2014, 2013 and 2012 is shown below:

	Millions of Euros
December 2014 Financing allocated to construction and real estate development and its coverage	Gross amount	Drawn over the guarantee value	Provision coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	10,986	4,832	4,572
Of which: Impaired assets	7,418	3,686	4,225
Of which: Potential problem assets	981	374	347
Memorandum item:
Write-offs	1,075

	Millions of Euros
December 2013 Financing Allocated to Construction and Real Estate Development and its Coverage	Gross Amount	Drawn Over the Guarantee Value	Specific coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	13,505	5,723	5,237
Of which: Impaired assets	8,838	4,152	4,735
Of which: Potential problem assets	1,445	501	502
Memorandum item:
Write-offs	692

	Millions of Euros
December 2012 Financing allocated to construction and real estate development and its coverage	Gross Amount	Drawn Over the Guarantee Value	Specific Provision
Loans recorded by the Group’s credit institutions (Business in Spain)	15,358	6,164	5,642
Of which: Impaired assets	6,814	3,193	3,123
Of which: Potential problem assets	2,092	911	731
Memorandum item:
Write-offs	347

	Millions of Euros
Memorandum item: Consolidated Group Data (carrying amount)	December 2014	December 2013	December 2012
Total loans and advances to customers, excluding the Public Sector (Business in Spain)	144,528	152,836	176,123
Total consolidated assets (total business)	631,942	582,697	621,132
Impairment losses determined collectively (total business)	2,767	2,698	3,279

The following is a description of the real estate credit risk based on the types of associated guarantees:

	Millions of Euros
Credit: Gross amount (Business in Spain)	December 2014	December 2013	December 2012
Without secured loan	1,007	1,303	1,441
With secured loan	9,979	12,202	13,917
Terminated buildings	5,776	7,270	8,167
Homes	4,976	6,468	7,148
Other	800	802	1,019
Buildings under construction	883	1,238	1,716
Homes	861	1,202	1,663
Other	22	36	53
Land	3,320	3,694	4,034
Urbanized land	1,881	2,120	2,449
Rest of land	1,439	1,574	1,585
Total	10,986	13,505	15,358

As of December 31, 2014, 2013 and 2012, 61%, 63% and 64.3% of loans to developers were guaranteed with buildings (87.6%, 90.1% and 89.1% are homes), and only 30.2%, 27.4% and 26.3% by land, of which 56.7%, 57.4% and 60.7% is urbanized, respectively.

The information on the retail mortgage portfolio risk (housing mortgage) as of December 31, 2014, 2013 and 2012, is as follows:

	Millions of Euros
Housing-acquisition Loans to Households (Business in Spain)	December 2014	December 2013	December 2012
With secured loan (gross amount)	78,913	82,680	87,224
of which: Impaired loans	4,401	5,088	3,163
Total	78,913	82,680	87,224

The loan to value (LTV) ratio of the above portfolio is as follows:

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
December 2014 LTV Breakdown of secured loans to households for the purchase of a home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	14,593	22,424	29,060	7,548	5,288	78,913
of which: Impaired loans	199	276	533	843	2,550	4,401

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
December 2013 LTV Breakdown of Secured Loans to Households for the Purchase of a Home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	14,481	22,558	31,767	8,975	4,899	82,680
of which: Impaired loans	262	339	618	1,011	2,858	5,088

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
December 2012 LTV Breakdown of secured loans to households for the purchase of a home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	14,942	22,967	35,722	11,704	1,889	87,224
of which: Impaired loans	312	386	1,089	1,005	371	3,163

Outstanding home mortgage loans as of December 31, 2014, 2013 and 2012 had an average LTV of 47%, 50% and 51% respectively.

As of December 31, 2014, the Group also had a balance of €897 million in non-mortgage loans for the purchase of housing (of which €28 million, respectively, were NPA).

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

	Millions of Euros
	December 2014
Information about Assets Received in Payment of Debts (Business in Spain)	Gross Value	Provisions	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	8,629	4,901	3,728
Terminated buildings	2,751	1,248	1,503
Homes	1,705	780	925
Other	1,046	468	578
Buildings under construction	830	448	382
Homes	806	433	373
Other	24	15	9
Land	5,048	3,205	1,843
Urbanized land	3,357	2,142	1,215
Rest of land	1,691	1,063	628
Real estate assets from mortgage financing for households for the purchase of a home	3,250	1,452	1,798
Rest of foreclosed real estate assets	1,137	532	605
Equity instruments, investments and financing to non-consolidated companies holding said assets	737	492	245
Total	13,753	7,377	6,376

	Millions of Euros
	December 2013
Information about Assets Received in Payment of Debts (Business in Spain)	Gross Value	Provisions	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	9,173	5,088	4,085
Finished buildings	3,038	1,379	1,659
Homes	2,059	925	1,134
Other	979	454	525
Buildings under construction	845	439	406
Homes	819	423	396
Other	26	16	10
Land	5,290	3,270	2,020
Urbanized land	3,517	2,198	1,319
Rest of land	1,773	1,072	701
Real estate assets from mortgage financing for households for the purchase of a home	2,874	1,164	1,710
Rest of foreclosed real estate assets	918	411	507
Equity instruments, investments and financing to non-consolidated companies holding said assets	730	408	322
Total	13,695	7,071	6,624

	Millions of Euros
	December 2012
Information about assets received in payment of debts (Business in Spain)	Gross Value	Provisions	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	8,894	4,893	4,001
Terminated buildings	3,021	1,273	1,748
Homes	2,146	877	1,269
Other	875	396	479
Buildings under construction	908	528	380
Homes	881	512	369
Other	27	16	11
Land	4,965	3,092	1,873
Urbanized land	3,247	2,048	1,199
Rest of land	1,718	1,044	674
Real estate assets from mortgage financing for households for the purchase of a home	2,512	1,020	1,492
Rest of foreclosed real estate assets	653	273	380
Equity instruments, investments and financing to non-consolidated companies holding said assets	702	383	319
Total	12,761	6,569	6,192

As of December 31, 2014, 2013 and 2012, the gross book value of the Group’s real-estate assets from corporate financing of real-estate construction and development was €8,629, €9,173 and €8,894 million, respectively, with an average coverage ratio of 56.8%, 55.4% and 55% respectively.

The gross book value of real-estate assets from mortgage lending to households for home purchase as of December 31, 2014, 2013 and 2012, amounted to €3,250, €2,874 and €2,512 million, respectively, with an average coverage ratio of 44.7%, 40.5% and 40.6% respectively.

As of December 31, 2014, 2013 and 2012, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €13,016, €12,965 and €12,059 million, respectively. The coverage ratio was 52.9%, 51.4% and 51.3% respectively.

7.3.5         Credit quality of financial assets that are neither past due nor impaired

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

The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of December 31, 2014:

External rating	Internal rating	Probability of default (basic points)
Standard&Poor’s List	Reduced List (22 groups)	Average	Minimum from >=	Maximum
AAA	AAA	1	-	2
AA+	AA+	2	2	3
AA	AA	3	3	4
AA-	AA-	4	4	5
A+	A+	5	5	6
A	A	8	6	9
A-	A-	10	9	11
BBB+	BBB+	14	11	17
BBB	BBB	20	17	24
BBB-	BBB-	31	24	39
BB+	BB+	51	39	67
BB	BB	88	67	116
BB-	BB-	150	116	194
B+	B+	255	194	335
B	B	441	335	581
B-	B-	785	581	1,061
CCC+	CCC+	1,191	1,061	1,336
CCC	CCC	1,500	1,336	1,684
CCC-	CCC-	1,890	1,684	2,121
CC+	CC+	2,381	2,121	2,673
CC	CC	3,000	2,673	3,367
CC-	CC-	3,780	3,367	4,243

The table below outlines the distribution of exposure, including derivatives, by internal ratings, to corporates, financial entities and institutions (excluding sovereign risk), of the main BBVA Group entities as of December 31, 2014, 2013 and 2012:

	December 2014		December 2013
Credit Risk Distribution by Internal Rating	Amount (Millions of Euros)%		Amount (Millions of Euros)%
AAA/AA+/AA/AA-	30,306	11.49%	23,541	10.34%
A+/A/A-	70,850	26.86%	65,834	28.92%
BBB+	37,515	14.22%	24,875	10.93%
BBB	24,213	9.18%	23,953	10.52%
BBB-	33,129	12.56%	29,692	13.04%
BB+	22,595	8.57%	19,695	8.65%
BB	11,136	4.22%	10,273	4.51%
BB-	6,364	2.41%	6,198	2.72%
B+	7,475	2.83%	6,792	2.98%
B	4,966	1.88%	6,111	2.68%
B-	3,876	1.47%	4,804	2.11%
CCC/CC	11,362	4.31%	5,875	2.58%
Total	263,786	100.00%	227,643	100.00%

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

7.3.6      Financial assets past due but not impaired

The table below provides details of financial assets past due as of December 31, 2014, 2013 and 2012, but not considered to be impaired, listed by their first past-due date:

	Millions of Euros
Financial Assets Past Due but Not Impaired December 2014	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	-	-	-
Loans and advances to customers	460	176	87
Government	28	1	3
Other sectors	432	175	84
Debt securities	-	-	-
Total	460	176	87

	Millions of Euros
Financial Assets Past Due but Not Impaired 2013	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	-	-	-
Loans and advances to customers	659	46	161
Government	56	3	6
Other sectors	603	43	155
Debt securities
Total	659	46	161

	Millions of Euros
Financial Assets Past Due but Not Impaired 2012	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due

Loans and advances to credit institutions	21	-	-
Loans and advances to customers	1,067	620	310
Government	90	213	6
Other sectors	977	407	304
Debt securities	-	-	-
Total	1,088	620	310

7.3.7      Impaired assets and impairment losses

The table below shows the composition of the impaired financial assets and risks as of December 31, 2014, 2013 and 2012, broken down by heading in the accompanying consolidated balance sheets:

	Millions of Euros
Impaired Risks. Breakdown by Type of Asset and by Sector	2014	2013	2012
Asset Instruments Impaired
Available-for-sale financial assets	91	90	96
Debt securities	91	90	96
Loans and receivables	22,730	25,478	20,001
Loans and advances to credit institutions	23	29	26
Loans and advances to customers	22,703	25,445	19,960
Debt securities	4	4	15
Total Asset Instruments Impaired (1)	22,821	25,568	20,097
Contingent Risks Impaired
Contingent Risks Impaired (2)	413	410	312
Total impaired risks (1) + (2)	23,234	25,978	20,409
Of which:
Government	180	170	165
Credit institutions	44	48	71
Other sectors	22,597	25,350	19,861
Mortgage	15,996	18,327	13,761
With partial secured loans	66	49	48
Rest	6,535	6,974	6,052
Contingent Risks Impaired	413	410	312
Total impaired risks (1) + (2)	23,234	25,978	20,409

All doubtful or impaired risks fall into this category individually, either by default or nonperforming criteria, or for reasons other than its default. The BBVA Group classification as impaired financial assets is as follows:

—	The classification of financial assets impaired due to customer default is objective and individualized to the following criteria:

-

The total amount of financial assets, regardless the counterparty or collateral, which have principal, interest or fees amounts past due for more than 90 days as contractually agreed following objective criteria through aging calculation systems, unless already charged off.

-	Contingent risks where the third party granted with the guarantee becomes impaired.

—

The classification of financial assets impaired by reasons other than customer default is determined individually for all risks whose individual amount is material where there is reasonable doubt about their full repayment on contractually agreed terms as they show objective evidence of impairment adversely affected by the expected cash flows of the financial instrument. Objective evidence of impairment of an asset or group of financial assets includes observable data about the following:

-	Customer’s material financial difficulties.

-	Continuous delay in interest of principal payments.

-	Refinancing of loan conditions by the counterparty.

-	Probable bankruptcy or other reorganization / liquidation.

-	Lack of an active market for a financial asset because of financial difficulties.

-

Observable data indicating a reduction in future cash flows from the initial recognition such as: a. Adverse changes in the payment status of the counterparty (delays in payments, provisions for credit cards to the limit, etc.).

-	National or local economic conditions that are correlated with “defaults” (unemployment, falling property prices, etc.).

The breakdown of impaired loans and advances for default or reasons other than delinquency as of December 31, 2014 and 2013:

	Millions of Euros
December 2014	Impaired	Allowance for impaired portfolio

Balance of impaired loans - Past due	14,288	7,786
Balance of impaired loans - Other than past due	8,533	2,727
TOTAL	22,821	10,513
Of which:
No risk	252	191
Mortgage loans	15,996	6,301
Secured loans, except mortgage	66	30
Other	6,507	3,991

	Millions of Euros
December 2013	Impaired	Allowance for impaired portfolio

Balance of impaired loans - Past due	16,558	8,503
Balance of impaired loans - Other than past due	9,010	2,760
TOTAL	25,568	11,263
Of which:
No risk	235	122
Mortgage loans	18,327	6,688
Secured loans, except mortgage	49	20
Other	6,957	4,433

Provisions related to impaired mortgage loans represent the difference between the fair value of the collateral less cost to sell and the carrying value.

Below are the details of the impaired financial assets as of December 31, 2014, 2013 and 2012, classified by geographical area and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past-Due Amount December 2014	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	8,650	622	747	9,146	19,165
Rest of Europe	432	29	44	49	554
Mexico	727	112	106	433	1,378
South America	856	125	61	166	1,208
The United States	440	18	8	50	516
Rest of the world	-	-	-	-	-
Total	11,105	906	966	9,844	22,821

			Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past-Due Amount 2013	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total

Spain	9,930	1,873	1,375	8,599	21,777
Rest of Europe	383	25	38	239	685
Mexico	795	148	114	410	1,467
South America	854	68	58	116	1,096
The United States	481	16	8	38	543
Rest of the world	-	-	-	-	-
Total	12,443	2,130	1,593	9,402	25,568

			Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past-Due Amount 2012	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total

Spain	6,476	1,703	1,534	6,399	16,112
Rest of Europe	380	47	28	168	623
Mexico	941	112	153	289	1,495
South America	837	115	41	116	1,109
The United States	639	26	13	80	758
Rest of the world	-	-	-	-	-
Total	9,273	2,003	1,769	7,052	20,097

Below are the details of the impaired financial assets as of December 31, 2014, 2013 and 2012, classified by type of loan according to its associated collateral, and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount 2014	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Unsecured loans	4,552	265	242	1,448	6,507
Mortgage	6,235	641	724	8,396	15,996
Residential mortgage	2,659	337	296	2,218	5,510
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	1,245	138	156	1,437	2,976
Rest of residential mortgage	772	86	112	2,102	3,072
Plots and other real estate assets	1,559	80	160	2,639	4,438
Other partially secured loans	66	-	-	-	66
Others	252	-	-	-	252
Total	11,105	906	966	9,844	22,821

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount 2013	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total

Unsecured loans	4,689	529	375	1,364	6,957
Mortgage	7,470	1,601	1,218	8,038	18,327
Residential mortgage	3,250	406	432	2,390	6,478
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	1,194	248	163	1,352	2,957
Rest of residential mortgage	938	225	323	2,029	3,515
Plots and other real estate assets	2,088	722	300	2,267	5,377
Other partially secured loans	49	-	-	-	49
Others	235				235
Total	12,443	2,130	1,593	9,402	25,568

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount 2012	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total

Unsecured loans	4,145	539	409	1,195	6,288
Mortgage	5,080	1,464	1,360	5,857	13,761
Residential mortgage	1,570	516	457	1,796	4,339
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	715	251	190	1,111	2,267
Rest of residential mortgage	732	330	318	1,162	2,542
Plots and other real estate assets	2,063	367	395	1,788	4,613
Other partially secured loans	48	-	-	-	48
Others		-	-	-	-
Total	9,273	2,003	1,770	7,052	20,097

The breakdown of impaired loans by sector as of December 31, 2014, 2013 and 2012 is shown below:

	Millions of Euros
	2014			2013			2012
Impaired Loans by Sector	Impaired Loans	Loan Loss Reserve	Impaired Loans as a % of Loans by Type	Impaired Loans	Loan Loss Reserve	Impaired Loans as a % of Loans by Type	Impaired Loans	Loan Loss Reserve	Impaired Loans as a % of Loans by Type
Domestic:
Government	172	(34)	0.74%	158	(11)	0.71%	145	(10)	0.57%
Credit institutions	-	-	-	-	-	-	6	-	-
Other sectors:	18,391	(9,796)	11.98%	20,826	(10,268)	12.60%	15,013	(7,120)	8.25%
Agriculture	136	(76)	11.22%	142	(70)	11.18%	123	(44)	8.65%
Industrial	1,500	(853)	11.20%	1,804	(886)	13.10%	914	(387)	5.56%
Real estate and construction	8,942	(5,579)	44.78%	10,387	(6,084)	41.02%	8,032	(4,660)	26.19%
Commercial and other financial	1,371	(726)	7.50%	1,103	(579)	7.10%	989	(350)	5.74%
Loans to individuals	4,982	(1,675)	5.82%	5,745	(1,660)	6.36%	3,733	(1,171)	3.88%
Other	1,459	(887)	9.66%	1,645	(988)	8.67%	1,222	(508)	6.09%
Total Domestic	18,563	(9,830)	10.25%	20,985	(10,279)	10.89%	15,164	(7,130)	7.20%

Foreign:
Government	8	(1)	0.08%	11	(4)	0.11%	20	(1)	0.21%
Credit institutions	27	(22)	0.12%	33	(26)	2.16%	29	(22)	0.13%
Other sectors:	4,131	(1,823)	2.89%	4,449	(2,290)	3.20%	4,787	(2,242)	3.47%
Agriculture	114	(87)	3.25%	170	(137)	4.59%	178	(92)	5.43%
Industrial	310	(51)	2.13%	288	(159)	1.93%	146	(109)	1.02%
Real estate and construction	304	(176)	1.90%	1,734	(715)	11.44%	1,661	(469)	9.98%
Commercial and other financial	224	(123)	0.62%	269	(166)	0.85%	703	(471)	2.05%
Loans to individuals	2,156	(908)	3.80%	1,202	(646)	2.02%	1,937	(961)	3.50%
Other	1,023	(478)	6.29%	785	(467)	5.54%	162	(140)	1.14%
Total Foreign	4,167	(1,846)	2.36%	4,493	(2,320)	2.69%	4,836	(2,265)	2.85%

General reserve	-	(2,601)		-	(2,396)		-	(4,764)
Total impaired loans	22,730	(14,277)		25,478	(14,995)		20,001	(14,159)

In the table above there are included €1,163 million as of December 31, 2014 of losses incurred but not reported under IAS 39 (€1,336 million as of December 31, 2013).

The changes in the years ended December 31, 2014, 2013 and 2012 in the impaired financial assets and contingent risks are as follows:

	Millions of Euros
Changes in Impaired Financial Assets and Contingent Risks	2014	2013	2012
Balance at the beginning	25,978	20,409	15,793
Additions	8,874	17,708	14,318
Decreases	(7,172)	(7,692)	(8,236)
Cash collections and return to performing	(5,962)	(6,078)	(5,937)
Foreclosed assets (1)	(1,210)	(1,614)	(2,299)
Net additions	1,702	10,016	6,081
Amounts written-off	(4,720)	(3,825)	(4,372)
Exchange differences and other (including Unnim)	274	(622)	2,906
Balance at the end	23,234	25,978	20,408

(1)

Reflects the total amount of impaired loans derecognized from the balance sheet throughout the period as a result of mortgage foreclosures and real estate assets received in lieu of payment. See Notes 15 and 20 to the consolidated financial statement for additional information.

The changes in the years ended December 31, 2014, 2013 and 2012 in financial assets derecognized from the accompanying consolidated balance sheets as their recovery is considered unlikely (hereinafter “write-offs”) is shown below:

	Millions of Euros
Changes in Impaired Financial Assets Written-Off from the Balance Sheet	2014	2013	2012
Balance at the beginning	20,752	19,265	15,870
Increase:	4,878	4,450	4,363
Decrease:	(2,204)	(2,319)	(1,753)
Re-financing or restructuring	(3)	(1)	(9)
Cash recovery	(443)	(362)	(337)
Foreclosed assets	(116)	(96)	(133)
Sales of written-off	(1,231)	(1,000)	(283)
Debt forgiveness	(345)	(685)	(541)
Time-barred debt and other causes	(66)	(175)	(450)
Net exchange differences	156	(645)	785
Balance at the end	23,583	20,752	19,265

As indicated in Note 2.2.1, although they have been derecognized from the balance sheet, the BBVA Group continues its efforts to collect on these written-off financial assets, until the rights to receive them are fully extinguished, either because it is time-barred debt, the debt is condoned, or other reasons.

7.3.8       Impairment losses

Below is a breakdown of the provisions recognized on the accompanying consolidated balance sheets to cover estimated impairment losses as of December 31, 2014, 2013 and 2012 in financial assets and contingent risks, according to the different headings under which they are classified in the accompanying consolidated balance sheet:

		Millions of Euros
Impairment Losses and Provisions for Contingent Risks	Notes	2014	2013	2012
Available-for-sale portfolio	12	174	198	339
Loans and receivables	13	14,277	14,995	14,159
Loans and advances to customers	13.2	14,244	14,950	14,115
Loans and advances to credit institutions	13.1	29	40	29
Debt securities	13.3	4	5	15
Impairment losses		14,452	15,192	14,498
Provisions to Contingent Risks and Commitments	23	381	346	322
Total		14,833	15,538	14,821
Of which:
For impaired portfolio		12,034	12,969	9,861
For currently non-impaired portfolio		2,799	2,569	4,959

Below are the changes in the years ended December 31, 2014, 2013 and 2012 in the estimated impairment losses, broken down by the headings in the accompanying consolidated balance sheet:

	Millions of Euros
December 2014	Notes	Available-for- sale portfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		198	-	14,995	346	15,539
Increase in impairment losses charged to income		43	-	11,568	77	11,688
Decrease in impairment losses credited to income		(7)	-	(6,821)	(63)	(6,891)
Impairment losses (net)(*)	45-46	36	-	4,747	14	4,797
Entities incorporated in the year		-	-	-	-	-
Transfers to written-off loans		(56)	-	(4,464)	(1)	(4,521)
Exchange differences and other		(3)	-	(999)	21	(981)
Balance at the end		174	-	14,278	381	14,833

(*)	Includes impairment losses on financial assets (Note 46) and the provisions for contingent risks (Note 45).

	Millions of Euros
December 2013	Notes	Available-for- sale portfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		339	-	14,159	322	14,820
Increase in impairment losses charged to income		55	-	10,816	85	10,955
Decrease in impairment losses credited to income		(19)	-	(4,878)	(46)	(4,944)
Impairment losses (net)(*)	45-46	36	-	5,938	38	6,011
Entities incorporated/disposed in the year		-	-	(30)	(1)	(31)
Transfers to written-off loans		(164)	-	(3,673)	-	(3,838)
Exchange differences and other		(12)	-	(1,398)	(13)	(1,424)
Balance at the end		198	-	14,995	346	15,538

(*)	Includes impairment losses on financial assets (Note 46) and the provisions for contingent risks (Note 45).

	Millions of Euros
December 2012	Notes	Available-for- sale portfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		566	1	9,138	266	9,970
Increase in impairment losses charged to income		71	-	10,419	91	10,581
Decrease in impairment losses credited to income		(30)	-	(2,266)	(36)	(2,331)
Impairment losses (net) (*)	45-46	41	-	8,153	55	8,250
Entities incorporated in the year		1	-	2,066	5	2,073
Transfers to written-off loans		(18)	-	(4,107)	-	(4,125)
Exchange differences and other		(251)	-	(1,092)	(4)	(1,348)
Balance at the end		339	1	14,159	322	14,821

(*)	Includes impairment losses on financial assets (Note 46) and the provisions for contingent risks (Note 45).

7.3.9         Refinancing and restructuring operations

Group policies and principles with respect to refinancing and restructuring operations

Refinancing and restructuring operations (see definition in the Glossary) are carried out with customers who have requested such an operation in order to meet their current loan payments if they are expected, or may be expected, to experience financial difficulty in making the payments in the future.

The basic aim of a refinancing and restructuring operation is to provide the customer with a situation of financial viability over time by adapting repayment of the loan incurred with the Group to the customer’s new situation of fund generation. The use of refinancing and restructuring for other purposes, such as to delay loss recognition, is contrary to BBVA Group policies.

The BBVA Group’s refinancing and restructuring policies are based on the following general principles:

—

Refinancing and restructuring is authorized according to the capacity of customers to pay the new installments. This is done by first identifying the origin of the payment difficulties and then carrying out an analysis of the customers’ viability, including an updated analysis of their economic and financial situation and capacity to pay and generate funds. If the customer is a company, the analysis also covers the situation of the industry in which it operates.

—

With the aim of increasing the solvency of the operation, new guarantees and/or guarantors of demonstrable solvency are obtained where possible. An essential part of this process is an analysis of the effectiveness of both the new and original guarantees.

—	This analysis is carried out from the overall customer or group perspective.

—	Refinancing and restructuring operations do not in general increase the amount of the customer’s loan, except for the expenses inherent to the operation itself.

—	The capacity to refinance and restructure loan is not delegated to the branches, but decided on by the risk units.

—	The decisions adopted are reviewed from time to time with the aim of evaluating full compliance with refinancing and restructuring policies.

These general principles are adapted in each case according to the conditions and circumstances of each geographical area in which the Group operates, and to the different types of customers involved.

In the case of retail customers (private individuals), the main aim of the BBVA Group’s policy on refinancing and restructuring loan is to avoid default arising from a customer’s temporary liquidity problems by implementing structural solutions that do not increase the balance of customer’s loan. The solution required is adapted to each case and the loan repayment is made easier, in accordance with the following principles:

—

Analysis of the viability of operations based on the customer’s willingness and ability to pay, which may be reduced, but should nevertheless be present. The customer must therefore repay at least the interest on the operation in all cases. No arrangements may be concluded that involve a grace period for both principal and interest.

—	Refinancing and restructuring of operations is only allowed on those loans in which the BBVA Group originally entered into.

—	Customers subject to refinancing and restructuring operations are excluded from marketing campaigns of any kind.

In the case of non-retail customers (mainly companies, enterprises and corporates), refinancing/restructuring is authorized according to an economic and financial viability plan based on:

—

Forecasted future income, margins and cash flows over a sufficiently long period (around five years) to allow entities to implement cost adjustment measures (industrial restructuring) and a business development plan that can help reduce the level of leverage to sustainable levels (capacity to access the financial markets).

—	Where appropriate, the existence of a divestment plan for assets and/or business segments that can generate cash to assist the deleveraging process.

—	The capacity of shareholders to contribute capital and/or guarantees that can support the viability of the plan.

In accordance with the Group’s policy, the conclusion of a loan refinancing and restructuring operation does not imply the loan is reclassified from “impaired” or “potential problem” to normal risk; such a reclassification must be based on the analysis mentioned earlier of the viability and sufficiency of the new guarantees provided.

The Group maintains the policy of including risks related to refinanced and restructured loans as either:

—

“Impaired assets”, as although the customer is up to date with payments, they are classified as impaired for reasons other than their default when there are significant doubts that the terms of their refinancing may not be met;.

—	“Potential problem assets”, because there is some material doubt as to possible non-compliance with the refinanced loan; or.

—

“Normal-risk assets” (although as mentioned in the table in the following section, they continue to be classified as “normal-risk assets with special monitoring” until the conditions established for their consideration as outstanding risk are met).

The conditions established for “normal-risk assets with special monitoring” to be reclassified out of this special monitoring category are as follows:

—	The customer must have paid past-due amounts (principal and interest) since the date of the changes of conditions or restructuring of the loan;

—	At least two years must have elapsed since the renegotiation or restructuring of the loan;

—

The customer must have paid at least 20% of the outstanding principal amount of the loan as well as all the past-due amounts (principal and interest) that were outstanding as of the date of the renegotiation or restructuring of the loan; and

—

It is unlikely that the customer will have financial difficulties and, therefore, it is expected that the customer will be able to meet its loan payment obligations (principal and interest) in a timely manner.

The BBVA Group’s refinancing and restructuring policy provides for the possibility of two modifications in a 24 month period for loans that are not in compliance with the payment schedule. As of December 31, 2014, the balance of loans that have received multiple modifications was approximately €5.1 billion (compared with approximately €5 billion as of December 31, 2013) of which, the majority are classified as impaired due to reasons other than customer default and otherwise as impaired due to customer default.

The internal models used to determine allowances for loan losses consider the restructuring and renegotiation of a loan, as well as re-defaults on such a loan, by assigning a lower internal rating to restructured/refinanced loans than the average internal rating assigned to non-restructured and non-refinanced loans. The use of lower internal rating results in an increase in the probability of default (PD) assigned to restructured and refinanced loans (with the resulting PD being higher than the average PD of the non-refinanced loans in the same portfolios).”

Quantitative information on refinancing and restructuring operations:

The breakdown of refinancing and restructuring operations as of December 31, 2014 is as follows:

	BBVA GROUP DECEMBER 2014 BALANCE OF FORBEARANCE (Millions of Euros)

	NORMAL
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	-	-	28	893	22	25
2 Other legal entities and individual entrepreneurs	5,576	2,137	1,029	419	17,397	2,458
Of which: Financing the construction and property development	905	722	61	13	153	23
3 Other individuals	78,354	3,381	9,913	1,134	81,706	450
4 Total	83,930	5,518	10,970	2,445	99,125	2,934

	POTENTIAL PROBLEM LOANS
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	1	1	-	-	1	1	-
2 Other legal entities and individual entrepreneurs	4,649	1,324	1,171	680	11,831	1,424	660
Of which: Financing the construction and property development	457	459	159	211	105	42	262
3 Other individuals	13,001	1,213	6,662	1,096	22,050	204	145
4 Total	17,651	2,538	7,833	1,776	33,882	1,629	805

	IMPAIRED
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	-	-	1	3	15	3	2
2 Other legal entities and individual entrepreneurs	9,733	4,254	5,387	3,457	16,324	2,519	5,108
Of which: Financing the construction and property development	2,880	2,235	2,537	2,648	1,362	579	3,188
3 Other individuals	28,142	1,823	12,081	2,038	71,016	397	1,201
4 Total	37,875	6,076	17,469	5,497	87,355	2,919	6,310

	TOTAL
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	1	1	29	896	38	29	2
2 Other legal entities and individual entrepreneurs	19,958	7,715	7,587	4,555	45,552	6,402	5,768
Of which: Financing the construction and property development	4,242	3,417	2,757	2,872	1,620	644	3,450
3 Other individuals	119,497	6,416	28,656	4,268	174,772	1,051	1,345
4 Total	139,456	14,132	36,272	9,719	220,362	7,482	7,115

(a)

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

The breakdown of refinancing and restructuring operations as of December 31, 2013 is as follows:

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

a)

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

In addition to the restructuring and refinancing transactions mentioned in this section, loans that were not considered impaired or refinanced have been modified based on the criteria set out in paragraph 59 (c) of IAS 39. These loans have not been classified as refinanced or impaired, since they were modified for commercial or competitive reasons (for instance, to improve our relationship with the client) rather than for economic or legal reasons relating to the customer’s financial situation.

The table below provides a roll forward of refinanced loans during 2014:

		Millions of Euros
Refinanced assets Roll forward 2014	Normal	Potential problem	Impaired	TOTAL
	Risk	Risk	Risk	Risk	Coverage
Beginning balance	9,658	6,427	14,834	30,919	6,925
Update of estimations	393	(1,844)	1,451	-	76
Period changes	847	1,359	(1,793)	414	114
Ending balance	10,898	5,943	14,492	31,333	7,115

NPL ratio by type of refinanced loan

The non performing ratio of the refinanced portfolio is defined as the impaired balance of refinanced loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.

As of December 31, 2014, the non performing ratio for each of the portfolios of refinanced loans is as follows:

2014 NPL ratio renegotiated loan portfolio
Government agencies	1%
Commercial	55%
Of which: Construction and developer	79%
Other consumer	36%

50% of the refinanced loans classified as impaired was for reasons other than default (delinquency).

7.4       Market risk

7.4.1    Trading portfolio activities

Market risk originates as a result of movements in the market variables that impact the valuation of traded financial products and assets. The main risks generated can be classified as follows:

—

Interest-rate risk: This arises as a result of exposure to movements in the different interest-rate curves involved in trading. Although the typical products that generate sensitivity to the movements in interest rates are money-market products (deposits, interest-rate futures, call money swaps, etc.) and traditional interest-rate derivatives (swaps and interest-rate options such as caps, floors, swaptions, etc.), practically all the financial products are exposed to interest-rate movements due to the effect that such movements have on the valuation of the financial discount.

—

Equity risk: This arises as a result of movements in share prices. This risk is generated in spot positions in shares or any derivative products whose underlying asset is a share or an equity index. Dividend risk is a sub-risk of equity risk, arising as an input for any equity option. Its variation may affect the valuation of positions and it is therefore a factor that generates risk on the books.

—

Exchange-rate risk: This is caused by movements in the exchange rates of the different currencies in which a position is held. As in the case of equity risk, this risk is generated in spot currency positions, and in any derivative product whose underlying asset is an exchange rate. In addition, the quanto effect (operations where the underlying asset and the instrument itself are denominated in different currencies) means that in certain transactions in which the underlying asset is not a currency, an exchange-rate risk is generated that has to be measured and monitored.

—

Credit-spread risk: Credit spread is an indicator of an issuer’s credit quality. Spread risk occurs due to variations in the levels of spread of both corporate and government issues, and affects positions in bonds and credit derivatives.

—

Volatility risk: This occurs as a result of changes in the levels of implied price volatility of the different market instruments on which derivatives are traded. This risk, unlike the others, is exclusively a component of trading in derivatives and is defined as a first-order convexity risk that is generated in all possible underlying assets in which there are products with options that require a volatility input for their valuation.

The metrics developed to control and monitor market risk in BBVA Group are aligned with best practices in the market and are implemented consistently across all the local market risk units.

Measurement procedures are established in terms of the possible impact of negative market conditions on the trading portfolio of the Group’s Global Markets units, both under ordinary circumstances and in situations of heightened risk factors.

The standard metric used to measure market risk is Value at Risk (VaR), which indicates the maximum loss that may occur in the portfolios at a given confidence level (99%) and time horizon (one day). This statistic is widely used in the market and has the advantage of summing up in a single metric the risks inherent to trading activity, taking into account how they are related and providing a prediction of the loss that the trading book could sustain as a result of fluctuations in equity prices, interest rates, foreign exchange rates and commodity prices. In addition, for some positions other risks also need to be considered, such as credit spread risk, basis risk, volatility risk and correlation risk.

Headings on the balance sheet subject to VaR measurement

Most of the headings on the Group’s balance sheet subject to market risk are positions whose main metric for measuring their market risk is VaR. This table shows the accounting lines of the balance sheet in which there is a market risk in trading activity subject to this measurement:

	Millions of Euros
	Main market risk metrics
2014 Headings of the balance sheet under market risk RELATION OF RISK METRICS TO BALANCE SHEET OF GROUP’S CONSOLIDATED POSITION	VaR	Others (*)
Assets subject to market risk
Financial assets held for trading	74,744	825
Available for sale financial assets	99	62,007
Of which:	-	6,373
Hedging derivatives	404	1,890
Liabilities subject to market risk
Financial liabilities held for trading	50,457	2,675
Hedging derivatives	1,085	979

(*)	Includes mainly assets and liabilities managed by COAP.

Although the table shows details the financial positions subject to market risk, it should be noted that the data are for information purposes only and do not reflect how the risk is managed in trading activity, where it is not classified into assets and liabilities.

With respect to the risk measurement models used in BBVA Group, the Bank of Spain has authorized the use of the internal model to determine Bank capital requirements deriving from risk positions on the BBVA S.A. and BBVA Bancomer trading book, which jointly account for around 80% of the Group’s trading-book market risk. For the rest of the geographical areas (South America and United States), Bank capital for the risk positions in the trading book is calculated using the standard model.

The current management structure includes the monitoring of market-risk limits, consisting of a scheme of limits based on VaR (Value at Risk), economic capital (based on VaR measurements) and VaR sub-limits, as well as stop-loss limits for each of the Group’s business units. The global limits are approved annually by the Executive Committee at the proposal of the market risk unit, following presentation to the GRMC and the Board of Directors’ Risk Committee. This limits structure is developed by identifying specific risks by type, trading activity and trading desk. In addition, the market risk unit maintains consistency between the limits. The control structure in place is supplemented by limits on losses and a system of warning signals to anticipate the effects of adverse situations in terms of risk and/or result.

The model used estimates VaR in accordance with the “historical simulation” methodology, which involves estimating losses and gains that would have taken place in the current portfolio if the changes in market conditions that took place over a specific period of time in the past were repeated. Based on this information, it infers the maximum expected loss of the current portfolio within a given confidence level. This model has the advantage of reflecting precisely the historical distribution of the market variables and not assuming any specific distribution of probability. The historical period used in this model is two years.

VaR figures are estimated following two methodologies:

—

VaR without smoothing, which awards equal weight to the daily information for the previous two years. This is currently the official methodology for measuring market risks for the purpose of monitoring compliance with risk limits.

—	VaR with smoothing, which gives a greater weight to more recent market information. This metric supplements the previous one.

In the case of South America, a parametric methodology is used to measure risk in terms of VaR.

At the same time, and following the guidelines established by the Spanish and European authorities, BBVA incorporates metrics in addition to VaR with the aim of meeting the Bank of Spain’s regulatory requirements with respect to the calculation of bank capital for the trading book. Specifically, the new measures incorporated in the Group since December 2011 (stipulated by Basel 2.5) are:

—

VaR: In regulatory terms, the charge for VaR Stress is added to the charge for VaR and the sum of both (VaR and VaR Stress) is calculated. This quantifies the loss associated with movements in the risk factors inherent in market operations (interest rate, FX, equity, credit, etc.). Both VaR and Stressed VaR are re-scaled by a regulatory multiplication factor, set at 3 and by the square root of 10, to calculate the capital charge.

—

Specific Risk: IRC. Quantification of the risks of default and rating downgrade of the bond and credit derivative positions on the trading book. The specific risk capital IRC is a charge exclusively for those geographical areas with an approved internal model (BBVA S.A. and Bancomer). The capital charge is determined based on the associated losses (at 99.9% over a time horizon of 1 year under the constant risk assumption) resulting from the rating migration and/or default status of the asset’s issuer. Also included is the price risk in sovereign positions for the indicated items.

—

Specific Risk: Securitizations and Correlation Portfolios. Capital charge for securitizations and for the correlation portfolio to include the potential losses associated with the rating level of a given credit structure (rating). Both are calculated using the standardized approach. The perimeter of the correlation portfolios is referred to FTD-type market operations and/or market CDO tranches, and only for positions with an active market and hedging capacity.

Validity tests are performed regularly on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the positions with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). As an additional control measure, backtesting is conducted at trading desk level in order to enable more specific monitoring of the validity of the measurement models.

Market risk in 2014

The year 2014 has been characterized by a continued improvement first noted in 2013 in Spain, which has been reflected in a narrowing of the spread between Spanish and German debt, and of the main credit spreads. Toward the end of the year, global markets have been affected by the significant slump in oil prices and increased volatility of exchange rates. In this context, the function of risk control in market activities has a special importance.

The Group’s market risk remains at low levels compared with the aggregates of risks managed by BBVA, particularly in the case of credit risk. This is due to the nature of the business and the Group’s policy of minimal proprietary trading. In 2013, the market risk of BBVA Group’s trading book fell slightly versus the previous year and, in terms of VaR, stood at €25 million at the close of the period.

The average VaR for the year 2014 stood at €24.3 million, similar levels to 2013, with a high for the year on day October 16 at €28 million.

By type of market risk assumed by the Group’s trading portfolio, the main risk factor in the Group continues to be linked to interest rates, accounting for 67% of the total at the end of 2014 (this figure includes the spread risk). This relative weight was higher than the figure at the close of 2013 (55%). Exchange-rate risk accounts for 12%, an increase on the figure 12 months prior (10%), while equity risk and volatility and correlation risk had a weight of 5% and 16%, respectively at the close of 2014 (vs. 8% and 27% at the close of 2013).

As of December 31, 2014, 2013 and 2012 VaR amounted to €25, €22 million and €30 million, respectively. These figures can be broken down as follows:

	Millions of Euros
VaR by Risk Factor	Interest/Spread Risk	Currency Risk	Stock-market Risk	Vega/Correlation Risk	Diversification Effect(*)	Total
December 2014
VaR average in the period						23
VaR max in the period	31	6	4	10	(22)	28
VaR min in the period	24	4	3	11	(23)	20
End of period VaR	30	5	2	7	(20)	25

December 2013
VaR average in the period						23
VaR max in the period	39	4	2	13	(24)	34
VaR min in the period	19	3	2	11	(18)	17
End of period VaR	22	4	3	11	(18)	22

2012
VaR average in the period						22
VaR max in the period	35	2	3	11	(21)	31
VaR min in the period	21	3	1	11	(21)	15
End of period VaR	35	3	3	9	(19)	30

(*)

The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

Validation of the model

The internal market risk model is validated at least on an annual basis by backtesting in both BBVA S.A. and Bancomer.

The aim of backtesting is to validate the quality and precision of the internal market risk model used by BBVA Group to estimate the maximum daily loss of a portfolio, at a 99% level of confidence and a 250-day time horizon, by comparing the Group’s results and the risk measurements generated by the internal market risk model. These tests showed that the internal market risk model used by both BBVA, S.A. and Bancomer is adequate and precise.

Two types of backtesting have been carried out in 2014:

-

“Hypothetical” backtesting: the daily VaR is compared with the results obtained, not taking into account the intraday results or the changes in the portfolio positions. This validates the appropriateness of the market risk metrics for the end-of-day position.

-

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

In 2014, Bancomer carried out backtesting of the internal VaR calculation model, comparing the daily results obtained with the estimated risk level estimated by the VaR calculation model. At the end of the year the comparison showed the model was working correctly, within the “green” zone (0-4 exceptions), thus validating the model, as has occurred each year since the internal market risk model was approved for the Group.

Stress test analysis

A number of stress tests are carried out on BBVA Group’s trading portfolios. First, global and local historical scenarios are used that replicate the behavior of an extreme past event, such as for example the collapse of Lehman Brothers or the “Tequilazo” crisis. These stress tests are complemented with simulated scenarios, where the aim is to generate scenarios that have a significant impact on the different portfolios, but without being anchored to any specific historical scenario. Finally, for some portfolios or positions, fixed stress tests are also carried out that have a significant impact on the market variables affecting these positions.

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

Simulated scenarios

Unlike the historical scenarios, which are fixed and therefore not suited to the composition of the risk portfolio at all times, the scenario used for the exercises of economic stress is based on Resampling methodology. This methodology is based on the use of dynamic scenarios are recalculated periodically depending on the main risks held in the trading portfolios. On a data window wide enough to collect different periods of stress (data are taken from 1-1-2008 until today), a simulation is performed by resampling of historic observations, generating a loss distribution and profits to analyze most extreme of events in the selected historical window. The advantage of this methodology is that the period of stress is not predetermined, but depends on the portfolio maintained at each time, and making a large number of simulations (10,000 simulations) allows a richer information for the analysis of expected shortfall than what is available in the scenarios included in the calculation of VaR.

The main features of this approach are: a) The generated simulations respect the correlation structure of the data, b) Flexibility in the inclusion of new risk factors and c) allows to introduce a lot of variability in the simulations (desirable to consider extreme events).

7.4.2     Structural risk

Structural interest-rate risk

The structural interest-rate risk (SIRR) is related to the potential impact that variations in market interest rates have on an entity’s net interest income and equity. In order to properly measure SIRR, BBVA takes into account the main sources that generate this risk: repricing risk, yield curve risk, option risk and basis risk, which are analyzed from two complementary points of view: net interest income (short term) and economic value (long term).

BBVA’s structural interest-rate risk management procedure is based on a set of metrics and tools that enable BBVA’s risk profile to be monitored correctly. A wide range of scenarios are measured on a regular basis, including sensitivities to parallel movements in the event of different shocks, changes in slope and curve, as well as delayed movements. Other probabilistic metrics based on statistical scenario-simulating methods are also assessed, such as income at risk (IaR) and economic capital (EC), which are defined as the maximum adverse deviations in net interest income and economic value, respectively, for a given confidence level and time horizon. Impact thresholds are established on these management metrics both in terms of deviations in net interest income and in terms of the impact on economic value. The process is performed separately for each currency to which the Group is exposed, and the diversification effect between currencies and business units is considered after this.

In order to guarantee its effectiveness, the model is subjected to regular internal validation, which includes backtesting. In addition, interest-rate risk measurements are subjected to stress testing in order to reveal balance sheet vulnerabilities under extreme scenarios. This testing includes an analysis of adverse macroeconomic scenarios designed specifically by BBVA Research, together with a wide range of potential scenarios that aim to identify interest-rate environments that are particularly damaging for BBVA. This is done by generating extreme scenarios of a breakthrough in interest rate levels and historical correlations, giving rise to sudden changes in the slopes and even to inverted curves.

The model is necessarily underpinned by an elaborate set of hypotheses that aim to reproduce the behavior of the balance sheet as closely as possible to reality. Especially relevant among these assumptions are those related to the behavior of “accounts with no explicit maturity”, for which stability and remuneration assumptions are established, consistent with an adequate segmentation by type of product and customer, and prepayment estimates (implicit optionality). The hypotheses are adapted regularly to signs of changes in behavior, kept properly documented and reviewed on a regular basis in the internal validation processes.

The impacts on the metrics are assessed both from a point of view of economic value (gone concern) and from the perspective of net interest income, for which a dynamic model (going concern) consistent with the corporate assumptions of earnings forecasts is used.

The table below shows the profile of sensitivities to net interest income and economic value of the main regions in the BBVA Group:

	Impact on Net Interest Income (*)		Impact on Economic Value (**)
Sensitivity to Interest-Rate Analysis - December 2014	100 Basis- Point Increase	100 Basis- Point Decrease	100 Basis- Point Increase	100 Basis- Point Decrease
Europe	7.19%	(5.63)%	2.40%	(2.98)%
Mexico	1.73%	(1.36)%	(3.50)%	2.85%
USA	7.08%	(5.00)%	(1.85)%	(5.79)%
South America	2.00%	(1.85)%	(2.56)%	2.97%
BBVA Group	3.60%	(2.87)%	0.69%	(2.26)%

(*)	Percentage of “1 year” net interest income forecast for each unit.
(**)	Percentage of net assets for each unit.

In 2014, stagnating growth in advanced economies has led to the continuation of accommodative monetary policies with the aim of stimulating demand and investment, with interest rates in Europe and in the United States remaining at all-time lows. In Latin America, the slowdown in growth and the deterioration in external financial conditions have prompted the central banks to cut monetary policy rates.

BBVA Group’s positioning in terms of its BSMUs as a whole has a positive sensitivity in its net interest income to interest rate hikes, while in terms of economic value the sensitivity is negative to interest rate increases, except for the euro balance sheet. Mature markets, both in Europe and the United States, show greater sensitivity in relative terms of their projected net interest income to a parallel interest-rate shock. However, in 2014 this negative sensitivity to cuts has been confined by the limited downward trend in interest rates. In this interest-rate environment, appropriate management of the balance sheet has maintained BBVA’s exposure at moderate levels, in accordance with the Group’s target risk profile.

Structural exchange-rate risk

In BBVA Group, structural exchange-rate risk arises from the consolidation of holdings in subsidiaries with functional currencies other than the euro. Its management is centralized in order to optimize the joint handling of permanent foreign currency exposures, taking into account the diversification.

The corporate Balance Sheet Management Unit, through ALCO, designs and executes hedging strategies with the main purpose of controlling the potential negative effect of exchange-rate fluctuations on capital ratios and on the equivalent value in euros of the foreign-currency earnings of the Group’s subsidiaries, considering transactions according to market expectations and their cost.

The risk monitoring metrics included in the system of limits are integrated into management and supplemented with additional assessment indicators. At corporate level they are based on probabilistic metrics that measure the maximum deviation in capital, CET1 ratio, and net attributable profit. The probabilistic metrics make it possible to estimate the joint impact of exposure to different currencies taking into account the different variability in currency rates and their correlations.

The suitability of these risk assessment metrics is reviewed on a regular basis through backtesting exercises. The final element of structural exchange-rate risk control is the analysis of scenarios and stress with the aim of identifying in advance possible threats to future compliance with the tolerance levels set, so that any necessary preventive management actions can be taken. The scenarios are based both on historical situations simulated by the risk model and on the risk scenarios provided by BBVA Research.

In 2014, the most notable aspect in the foreign-exchange markets has been the strength of the United States dollar, which has led to the appreciation against the euro of the currencies in which the Group’s exposure is concentrated, in particular the Mexican peso and the Turkish lira. However, this trend has slowed, basically in the last quarter of the year, due to the slump in oil prices, which has affected the currencies of the economies more dependent on this resource, mainly in South America and Mexico. This has led to an upturn in volatility in the foreign-exchange markets. Also worth mentioning is the more unfavorable performance of the Argentinean peso and the Venezuelan bolivar fuerte, affected by the imbalances in both economies. Thus, appropriate management focused on the main exposures has kept the Group’s structural exchange-rate risk at moderate levels in 2014. As a result, the risk mitigation level of the book value of BBVA Group’s holdings in foreign currency remained on average at 42% and hedging of foreign-currency earnings in 2014 stood at 40%.

Structural equity risk

BBVA Group’s exposure to structural equity risk stems basically from investments in industrial and financial companies with medium- and long-term investment horizons. This exposure is mitigated through net short positions held in derivatives of their underlying assets, used to limit portfolio sensitivity to potential falls in prices.

Structural management of equity portfolios is the responsibility of the Group’s units specializing in this area. Their activity is subject to the corporate risk management policies for equity positions in the equity portfolio. The aim is to ensure that they are handled consistently with BBVA’s business model and appropriately to its risk tolerance level, thus enabling long-term business sustainability.

The Group’s risk management systems also make it possible to anticipate possible negative impacts and take appropriate measures to prevent damage being caused to the Entity. The risk control and limitation mechanisms are focused on the exposure, annual operating performance and economic capital estimated for each portfolio. Economic capital is estimated in accordance with a corporate model based on Monte Carlo simulations, taking into account the statistical performance of asset prices and the diversification existing among the different exposures.

Backtesting is carried out on a regular basis on the risk measurement model used.

The year 2014 has been characterized by strong stock market performance in all the geographical areas. The Spanish stock markets performed particularly well against the European indices, above all the telecommunications sector, where a large part of BBVA’s exposure is concentrated. This performance has boosted the returns on these investments and the levels of capital gains accumulated in the Group’s equity portfolios.

Structural equity risk, measured in terms of economic capital, has remained at moderate levels thanks to active management of positions. This management includes modulating the exposures through positions in derivatives of underlying assets of the same kind in order to limit portfolio sensitivity to potential falls in prices.

Stress tests and analyses of sensitivity to different simulated scenarios are carried out periodically to analyze the risk profile in more depth. They are based on both past crisis situations and forecasts made by BBVA Research. This checks that the risks are limited and that the tolerance levels set by the Group are not at risk.

7.5        Liquidity risk

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

The table below shows the liquidity available by instrument as of December 31, 2014 for the most significant entities:

	Millions of Euros
December 2014	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Others
Cash and balances with central banks	7,967	5,069	1,606	6,337
Assets for credit operations with central banks	44,282	4,273	21,685	7,234
Central governments issues	18,903	1,470	4,105	6,918
Of Which: Spanish government securities	17,607	-	-	-
Other issues	25,379	2,803	1,885	316
Loans	-	-	15,695	-
Other non-eligible liquid assets	6,133	611	285	304
ACCUMULATED AVAILABLE BALANCE	58,382	9,954	23,576	13,875
AVERAGE BALANCE	54,717	11,440	18,615	13,121

(1)	It includes Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A.

The Strategy and Finance Division, through Balance Sheet Management Unit, manages BBVA Group’s liquidity and funding. It plans and executes the funding of the long-term structural gap of each Liquidity Management Unit (LMUs) and proposes to ALCO the actions to adopt in this regard in accordance with the policies and limits established by the Standing Committee.

The Bank’s target behavior, in terms of liquidity and funding risk is characterized through the Loan to Stable Customer Deposits (LtSCD) ratio. The aim is to preserve a stable funding structure in the medium term for each of the LMUs making up BBVA Group, taking into account that maintaining an adequate volume of stable customer funds is key to achieving a sound liquidity profile.

For the purpose of establishing the (maximum) target levels for LtSCD in each LMU and providing an optimal funding structure reference in terms of risk appetite, GRM-Structural Risks identifies and assesses the economic and financial variables that condition the funding structures in the various geographical areas.

The second core element in liquidity and funding risk management is to achieve proper diversification of the wholesale funding structure, avoiding excessive reliance on short-term funding and establishing a maximum level of short-term wholesale borrowing.

The third element promotes the short-term resilience of the liquidity risk profile, making sure that each LMU has sufficient collateral to address the risk of wholesale markets closing. Basic Capacity is the short-term liquidity risk management and control metric that is defined as the relationship between the available explicit assets and the maturities of wholesale liabilities and volatile funds, at different terms, with special relevance being given to 30-day maturities.

The above metrics are completed with a series of indicators and thresholds that aim to avoid the concentration of wholesale funding by product, counterparty, market and term, as well as to promote diversification by geographical area. In addition, reference thresholds are established on a series of advance indicators that make it possible to anticipate stress situations in the markets and adopt, if necessary, preventive actions.

Stress analyses are also a basic element of the liquidity and funding risk monitoring system, as they help anticipate deviations from the liquidity targets and limits set out in the risk appetite. They also play a key role in the design of the Liquidity Contingency Plan and in defining the specific measures for action for realigning the risk profile. For each of the scenarios, a check is carried out whether the Bank has a sufficient stock of liquid assets to ensure the ability to meet the liquidity commitments/outflows in the different periods analyzed. The analysis considers four scenarios, one core and three crisis-related: systemic crisis; unexpected internal crisis with a considerable rating downgrade and/or affecting the ability to issue in wholesale markets and the perception of business risk by the banking intermediaries and the bank’s customers; and a mixed scenario, as a combination of the two aforementioned scenarios. Each scenario considers the following factors: liquidity existing on the market, customer behavior and sources of funding, impact of rating downgrades, market values of liquid assets and collateral, and the interaction between liquidity requirements and the performance of the bank’s asset quality. The results of these stress analyses carried out regularly reveal that BBVA has a sufficient buffer of liquid assets to deal with the estimated liquidity outflows in a scenario such as a combination of a systemic crisis and an unexpected internal crisis with a major downgrade in the bank’s rating (by up to three notches).

In 2014, both long and short-term wholesale funding markets continued to be stable thanks to the positive trend in sovereign risk premiums and the setting of negative rates by the ECB for the marginal deposit facility, in an environment marked by greater uncertainty on growth in the Eurozone, which has led to new actions by the ECB. At its meeting on June 5, 2014 the ECB announced non-standard measures aimed at increasing inflation and boosting credit and improving the financial conditions for the European economy as a whole. The first two targeted long-term refinancing operations (TLTRO) auctions were held in September and December 2014. BBVA took €2,600 million at each one. BBVA continues to maintain a good funding structure in the short, medium and long term, diversified by products. Issuances for €8,613 million have been completed over the year and the position vis-à-vis the ECB has been reduced significantly, with early repayment of the total of the long-term refinancing operations (LTRO). In 2014, the improvement in the Bank’s liquidity and funding profile has made it possible to increase the survival period in each of the stress scenarios analyzed.

The situation in the rest of the LMUs outside Europe has also been very positive, as the liquidity position has once again been reinforced in all the geographical areas in which the Group operates. Special mention should be made of the senior debt issue by BBVA Compass, which after seven years away from the markets has placed US$ 1,000 million at 3 and 5 years.

In this context of improved access to the market, BBVA has maintained its objective of strengthening the funding structure of the different Group entities based on growing their self-funding from stable customer funds, while guaranteeing a sufficient buffer of fully available liquid assets, diversifying the various sources of funding available, and optimizing the generation of collateral available for dealing with stress situations in the markets. The liquidity risk exposure has been kept within the risk appetite and the limits approved by the Board of Directors.

7.6        Encumbered Assets

As of December 31, 2014, the encumbered (those provided as collateral for certain liabilities) and unencumbered assets ate broken down as follows:

	Millions of Euros
	Encumbered assets	Unencumbered assets
2014 Assets	Book value	Book value
Assets	130,585	501,357
Equity instruments	3,602	10,706
Debt Securities	54,454	74,433
Other assets	72,530	416,217

These assets are mainly linked to covered bonds. Such assets relate mainly to loans linked to the issue of mortgage bonds, covered bonds or long term securitized bonds (see Note 21.3); to debt securities that are committed in repurchase agreements; collateral pledged and also loans or debt instruments, in order to access to financing transactions with central banks. The encumbered assets caption also includes any type of collateral pledged to derivative transactions.

As of December 31, 2014 collateral pledge mainly due to repurchase agreements and securities lending, and those which could be committed in order to obtain funding are provided below:

	Millions of Euros
2014 Collateral received	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	18,496	4,899
Equity instruments	1	78
Debt securities	18,496	3,873
Other collateral received	-	947
Own debt securities issued other than own covered bonds or ABSs	-	534

As of December 31, 2014, financial liabilities issued were as follows:

	Millions of Euros
2014 Sources of encumbrance	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Book value of financial liabilities	136,372	149,082

7.7      Residual maturity

Below is a breakdown by contractual maturity of the balances of certain headings in the accompanying consolidated balance sheets, excluding any valuation adjustments or impairment losses:

	Millions of Euros
Contractual Maturities 2014	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
Asset -
Cash and balances with central banks	26,553	1,779	915	616	1,566	-	31,430
Loans and advances to credit institutions	2,308	18,518	756	1,895	1,421	2,076	26,975
Loans and advances to customers	20,974	26,691	17,130	46,278	90,541	149,337	350,950
Debt securities	44	1,610	3,484	10,275	50,691	62,038	128,142
Derivatives (trading and hedging)	592	2,117	2,316	4,229	11,680	25,846	46,780
Total	50,471	50,715	24,601	63,293	155,899	239,297	584,277

Liabilities -
Deposits from central banks	102	13,823	6,848	1,926	5,481	-	28,179
Deposits from credit institutions	4,851	36,038	5,215	6,797	9,242	2,876	65,018
Deposits from customers	165,920	44,136	17,461	51,463	32,669	6,488	318,136
Debt certificates (including bonds)	-	2,026	4,797	5,287	30,723	13,285	56,118
Subordinated liabilities	-	-	2	77	1,382	12,145	13,606
Other financial liabilities	475	5,091	467	207	1,024	24	7,288
Short positions	11,747	-	-	-	-	-	11,747
Liabilities under insurance contracts	-	20	120	906	2,961	6,452	10,460
Derivatives (trading and hedging)	429	2,646	2,551	4,228	12,302	25,228	47,383
Total	183,524	103,780	37,461	70,891	95,784	66,498	557,935

Contingent Risk
Financial guarantees	757	1,289	323	2,401	2,165	744	7,678

	Millions of Euros
Contractual Maturities 2013	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
Asset -
Cash and balances with central banks	30,851	2,200	706	734	396	-	34,887
Loans and advances to credit institutions	3,641	11,474	2,637	1,552	2,389	1,098	22,791
Loans and advances to customers	27,428	26,551	19,930	43,295	87,828	131,833	336,865
Debt securities	146	2,991	1,944	14,793	45,846	40,463	106,183
Derivatives (trading and hedging)	-	1,081	1,435	3,589	12,705	21,359	40,169
Total	62,066	44,297	26,652	63,963	149,164	194,753	540,895

Liabilities -
Deposits from central banks	82	13,722	1,350	1,015	14,525	-	30,694
Deposits from credit institutions	3,314	22,796	8,911	5,570	8,897	2,766	52,254
Deposits from customers	140,846	55,418	14,692	44,575	33,080	10,994	299,605
Debt certificates (including bonds)	-	4,039	383	9,901	35,581	12,640	62,544
Subordinated liabilities	-	38	1	993	1,389	7,847	10,268
Other financial liabilities	316	4,253	404	297	367	21	5,658
Short positions	7,528	-	-	-	-	-	7,528
Derivatives (trading and hedging)	-	904	1,448	3,749	12,778	21,032	39,912
Total	152,086	101,170	27,189	66,100	106,617	55,300	508,463

Contingent Risk
Financial guarantees	751	1,455	212	1,561	3,059	432	7,471

	Millions of Euros
Contractual Maturities 2012	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
Asset -
Cash and balances with central banks	31,488	2,514	605	364	505	-	35,477
Loans and advances to credit institutions	3,351	14,459	1,479	1,732	3,367	984	25,372
Loans and advances to customers	23,005	33,029	22,157	41,892	92,784	142,352	355,218
Debt securities	198	3,243	4,464	11,156	46,217	40,024	105,301
Derivatives (trading and hedging)	-	1,318	1,361	3,765	15,655	31,444	53,544
Total	58,041	54,563	30,066	58,910	158,529	214,804	574,912

Liabilities -
Deposits from central banks	18	8,095	3,232	-	34,495	350	46,190
Deposits from credit institutions	3,839	29,488	2,136	7,137	8,937	3,909	55,446
Deposits from customers	136,039	45,859	14,758	50,202	26,578	8,251	281,687
Debt certificates (including bonds)	-	6,065	4,115	17,991	38,966	14,787	81,924
Subordinated liabilities	-	50	-	724	3,242	7,090	11,106
Other financial liabilities	4,263	1,813	383	253	844	34	7,590
Short positions	6,580	-	-	-	-	-	6,580
Derivatives (trading and hedging)	-	1,085	1,260	3,804	15,314	30,759	52,222
Total	150,739	92,455	25,884	80,111	128,377	65,179	542,744

7.8      Operational Risk

Operational risk is defined as one that could potentially cause losses due to human errors, inadequate or faulty internal processes, system failures or external events. This definition includes legal risk but excludes strategic and/or business risk and reputational risk.

Operational risk is inherent to all banking activities, products, systems and processes. Its origins are diverse (processes, internal and external fraud, technology, human resources, commercial practices, disasters, suppliers).

Operational risk management framework

Operational risk management in the Group is based on the value-adding drivers generated by the advanced measurement approach (AMA), as follows:

—	Active management of operational risk and its integration into day-to-day decision-making means:

-	Knowledge of the real losses associated with this type of risk.

-	Identification, prioritization and management of real and potential risks.

-	The existence of indicators that enable the Bank to analyze operational risk over time, define warning signals and verify the effectiveness of the controls associated with each risk.

The above helps create a proactive model for making decisions about control and business, and for prioritizing the efforts to mitigate relevant risks in order to reduce the Group’s exposure to extreme events.

—	Improved control environment and strengthened corporate culture.

—	Generation of a positive reputational impact.

Operational Risk Management Principles

Operational risk management in BBVA Group should:

—	Be aligned with the risk appetite statement set out by the Board of Directors of BBVA.

—

Anticipate the potential operational risks to which the Group would be exposed as a result of new or modified products, activities, processes, systems or outsourcing decisions, and establish procedures to enable their evaluation and reasonable mitigation prior to their implementation.

—

Establish methodologies and procedures to enable a regular reassessment of the relevant operational risks to which the Group is exposed in order to adopt appropriate mitigation measures in each case, once the identified risk and the cost of mitigation (cost/benefit analysis) have been considered, while preserving the Group’s solvency at all times.

—

Identify the causes of the operational losses sustained by the Group and establish measures to reduce them. Procedures must therefore be in place to enable the capture and analysis of the operational events that cause those losses.

—

Analyze the events that have caused operational risk losses in other institutions in the financial sector and promote, where appropriate, the implementation of the measures needed to prevent them from occurring in the Group.

—

Identify, analyze and quantify events with a low probability of occurrence and high impact in order to ensure their mitigation. Due to their exceptional nature, it is possible that such events may not be included in the loss database or, if they are, they have impacts that are not representative.

—	Have an effective system of governance in place, where the functions and responsibilities of the areas and bodies involved in operational risk management are clearly defined.

These principles reflect BBVA Group’s vision of operational risk, on the basis that the resulting events have an ultimate cause that should always be identified, and that the impact of the events is reduced significantly by controlling that cause.

Irrespective of the adoption of all the possible measures and controls for preventing or reducing both the frequency and severity of operational risk events, BBVA ensures at all times that sufficient capital is available to cover any expected or unexpected losses that may occur.

Three lines of defense

Operational risk management in BBVA is designed and coordinated by the Corporate Operational Risk Management (CORM) unit, belonging to GRM, and by the Operational Risk Management (ORM) units, located in the Risks departments of the different countries and business for support areas (Country ORM). The business or support areas, in turn, have operational risk managers (Business ORM) who report to the Country ORM and are responsible for implementing the model in the day-to-day activities of the areas. This gives the Group a view of risks at the process level, where risks are identified and prioritized and mitigation decisions are made. By aggregation, this system provides an overall view at a variety of levels.

8.     Fair value

8.1     Fair value of financial instrument

The fair value of financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is therefore a market-based measurement and not specific to each entity.

All financial instruments, both assets and liabilities are initially recognized at fair value, which at that point is equivalent to the transaction price, unless there is evidence to the contrary in an active market. Subsequently, depending on the type of financial instrument, it may continue to be recognized at fair value through adjustments in the profit and loss or equity.

When possible, the fair value is determined as the market price of a financial instrument. However, for many of the financial assets and liabilities of the Group, especially in the case of derivatives, there is no market price available, so its fair value is estimated on the basis of the price established in recent transactions involving similar instruments or, in the absence thereof, by using mathematical measurement models that are sufficiently tried and trusted by the international financial community. The estimates of fair value derived from the use such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent in the measurement models and possible inaccuracies in the assumptions and parameters required by these models may mean that the estimated fair value of an asset or liability does not exactly match the price for which the asset or liability could be exchanged or settled on the date of its measurement.

The process for determining the fair value established in the entity to ensure that trading portfolio assets are properly valued, BBVA has established, at a geographic level, a structure of New Product Committees responsible for validating and approving new products or types of financial assets and liabilities before being contracted. The members of these Committees, responsible for valuation, are independent from the business (see Note 7).

These areas are required to ensure, prior to the approval stage, the existence of not only technical and human resources, but also adequate informational sources to measure these financial assets and liabilities, in accordance with the rules established by the Global Valuation Area and using models that have been validated and approved by the Department of Methodologies that reports to Global Risk Management.

Additionally, for financial assets and liabilities that show significant uncertainty in inputs or model parameters used for assessment, criteria is established to measure said uncertainty and activity limits are set based on these.

Finally, these measurements are compared, as much as possible, against other sources such as the measurements obtained by the business teams or those obtained by other market participants.

The process for determining the fair value required the classification of the financial assets and liabilities according to the measurement processes used set forth below:

—

Level 1: Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and referred to active markets - according to the Group policies. This level includes listed debt securities, listed equity instruments, some derivatives and mutual funds.

—	Level 2: Measurement that applies techniques using inputs drawn from observable market data.

—

Level 3: Measurement using techniques where some of the material inputs are not taken from market observable data. As of December 31, 2014, the affected instruments accounted for approximately 0.10% of financial assets and 0.02% of the Group’s financial liabilities registered at fair value. Model selection and validation is undertaken by control areas outside the market units.

Below is a comparison of the carrying amount of the Group’s financial instruments in the accompanying consolidated balance sheets and their respective fair values.

	Millions of Euros
		2014		2013		2012
Fair Value and Carrying Amount	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS-
Cash and balances with central banks	9	31,430	31,430	34,903	34,903	35,494	35,494
Financial assets held for trading	10	83,258	83,258	72,112	72,112	79,829	79,829
Other financial assets designated at fair value through profit or loss	11	2,761	2,761	2,413	2,413	2,530	2,530
Available-for-sale financial assets	12	94,875	94,875	77,774	77,774	67,500	67,500
Loans and receivables	13	372,375	373,397	350,945	364,120	371,347	391,594

Fair value changes of the hedges items in portfolio hedges of interest	14	121	121	98	98	226	226
Hedging derivatives	14	2,551	2,551	2,530	2,530	4,894	4,894
LIABILITIES-
Financial assets held for trading	10	56,798	56,798	45,648	45,648	55,834	55,834
Other financial liabilities designated at fair value through profit or loss	11	2,724	2,724	2,467	2,467	2,216	2,216
Financial liabilities at amortized cost	21	491,899	486,904	464,141	466,240	490,807	488,163
Fair value changes of the hedged items in portfolio hedges of interest	14	-		-	-	-	-
Hedging derivatives	14	2,331	2,331	1,792	1,792	2,968	2,968

Not all financial assets and liabilities are recorded at fair value, so below we provide the information on financial instruments at fair value and subsequently the information of those recorded at cost (including their fair value), although this value is not used when accounting for these instruments.

8.1.1	Fair value of financial instrument recognized at fair value

The following table shows the main financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by the measurement technique used to determine their fair value:

		Millions of Euros
		2014			2013			2012
Fair Value by Levels	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-
Financial assets held for trading	10	39,603	43,459	195	34,394	37,428	290	30,890	48,530	412
Loans and advances to customers		-	128	-	-	107	-	244	-	-
Debt securities		33,150	691	43	28,573	852	176	27,007	718	295
Equity instruments		4,923	17	77	4,596	111	58	2,705	140	70
Trading derivatives		1,530	42,623	76	1,225	36,358	56	934	47,672	47
Other financial assets designated at fair value through profit or loss	11	2,690	71	-	2,352	61	-	2,468	62	-
Loans and advances to credit institutions		-	-	-	-	-	-	-	-	-
Debt securities		666	71	-	603	61	-	691	62	-
Equity instruments		2,024	-	-	1,749	-	-	1,777	-	-
Available-for-sale financial assets	12	76,693	17,236	406	57,960	18,710	591	47,692	18,545	753
Debt securities		70,225	16,987	396	52,729	18,515	566	44,496	18,353	699
Equity instruments		6,468	249	10	5,231	195	25	3,196	192	54
Hedging derivatives	14	59	2,491	-	52	2,478	-	111	4,783	-
LIABILITIES-
Financial liabilities held for trading	10	13,627	43,135	36	8,459	37,172	17	7,371	48,425	38
Trading derivatives		1,880	43,135	36	931	37,172	17	791	48,425	38
Short positions		11,747	-	-	7,528	-	-	6,580	-	-
Other financial liabilities designated at fair value through profit or loss	11	-	2,724	-	-	2,467	-	-	2,216	-
Hedging derivatives	14	-	2,270	62	-	1,757	35	-	2,951	17

The heading “Available-for-sale financial assets” in the accompanying consolidated balance sheets as of December 31, 2014, 2013 and 2012 additionally includes €540, €516 and €510 million for equity instruments respectively, accounted for at cost, as indicated in the section of this Note entitled “Financial instruments at cost”.

The following table sets forth the main valuation techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of December 31, 2014:

Financial Instruments Level 2	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs
Loans and advances to customers

Present – value Method

(Discounted future cash flows)

Present-value method

(Discounted future cash flows)

Active price in inactive market

Comparable pricing

(Observable price in a similar market)

Comparable pricing

(Observable price in a similar market)

Present-value method

(Discounted future cash flows)

- Prepayment rates

- Issuer credit risk

- Current market interest rates

- Prepayment rates

- Issuer credit risk

- Current market interest rates

- Brokers/dealers quotes

- External contributing prices

- Market benchmarks

- Brokers quotes

- Market operations

- NAVs published

- Prepayment rates

- Issuer credit risk

- Current market interest rates

Available-for-sale financial assets	128
Debt securities
Trading portfolio	691
Other financial assets at fair value through profit and loss	71
Available-for-sale financial assets	16,987
Equity Instruments
Trading portfolio	17
Available-for-sale financial assets	249
	-
Other financial liabilities
Other financial liabilities designated at fair value through profit or loss	2,724

Derivatives		• Commodities: Discounted cash flows and moment adjustment	- Exchange rates
Trading derivatives

• Credit products: Default model and Gaussian copula

• Exchange rate products: Discounted cash flows, Black, Local Vol and Moment adjustment

• Fixed income products: Discounted cash flows

• Equity instruments: Local-Vol, Black, Moment adjustment and Discounted cash flows

• Interest rate products:

     - Interest rate swaps, Call money Swaps y FRA: Discounted cash flows

- Market quoted future prices

- Market interest rates

- Underlying assests prices: shares, funds, commodities

- Market observable volatilities

- Issuer credit spread levels

- Quoted dividends

- Market listed correlations

Trading asset portfolio	42,623
Trading liability portfolio	43,135
Hedging derivatives
Assets	2,491
Liability	2,270

Financial Instruments Level 3	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs
Debt securities		Present-value method (Discounted future cash flows) Comparable Pricing (Comparison with prices of similar instruments)	- Credit spread - Recovery rates - Interest rates
Trading portfolio	43
Available-for-sale financial assets	396
Equity Instruments		Net Asset Value Comparable Pricing (Comparison with prices of similar instruments)	- Prices of similar instruments or market benchmark - NAV provided by the administrator of the fund - Prices of similar instruments or market benchmark
Trading portfolio	77
Available-for-sale financial assets	10

Derivatives
Trading derivatives		Credit Option: Gaussian Copula Equity OTC Options: Heston Interest rate options: Libor Market Model	- Correlation default - Credit spread - Recovery rates - Volatility of volatility - Interest rate yields - Dividends - Beta - Correlation rate/credit - Credit default volatility
Trading asset portfolio	76
Trading liability portfolio	36
Hedging derivatives
Liability	62

Quantitative information of non-observable inputs used to calculate Level 3 valuations is presented below:

Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Max	Average	Units
Debt Securities	Net Present Value	Credit Spread	16.00	1052.00	190.90	b.p.
		Recovery Rate	0.50	40.00	39.55%
	Comparable pricing	Price	0.50	22.50	5.32%
Equity instruments	Net Asset Value	Net Asset Value	-	-	-	-
	Comparable pricing	Price	-	-	-	-
Credit Option	Gaussian Copula	Correlation Default	35.01	91.52	61.37%
Equity OTC Option	Heston	Volatility of Volatility	25.00	97.11	66.43	Vegas
Interest Rate Option	Libor Market Model	Beta	0.25	18.00	9.00%
		Correlation Rate/Credit	(100.00)	100.00	(**)%
		Credit Default Volatility	0.00	0.00	0.00	Vegas

(*)	Range is not provided as it would be too wide to take into account the diverse nature of the different positions.

(**)	Depending on the sensitivity of the worst scenario transaction by transaction.

The techniques used for the assessment of the main instruments classified in Level 3, and its main unobservable inputs, are described below:

—

The net present value: This model uses the future cash flows of each instrument, which are established in the different contracts, and discounted to their present value. This model often includes many observable market parameters, but may also include unobservable market parameters directly, as described below.

-

Credit Spread: represents the difference in yield of an instrument and the reference rate, reflecting the additional return that a market participant would require to take the credit risk of that instrument. Therefore, the credit spread of an instrument is part of the discount rate used to calculate the present value of future cash flows.

-	Recovery rate: defines how the percentage of principal and interest recovered from a debt instrument that has defaulted.

—

Comparable prices: prices of comparable instruments and benchmarks are used to calculate its yield from the entry price or current rating making further adjustments to account for differences that may exist between valued asset and it is taken reference. It can also be assumed that the price of an instrument is equivalent to the other.

—	Net asset value: represents the total value of the financial assets and liabilities of a fund and is published by the fund manager thereof.

—

Gaussian copula: dependent on credit instruments of various references, the joint density function to integrate to value is constructed by a Gaussian copula that relates the marginal densities by a normal distribution, usually extracted from the correlation matrix of events approaching default by CDS issuers.

—

Heston: the model, typically applied to equity options assumes stochastic behavior of volatility. According to which, the volatility follows a process that reverts to a long-term level and is correlated with the underlying instrument. As opposed to local volatility models, in which the volatility evolves deterministically, the Heston model is more flexible, allowing it to be similar to that observed in the short term today.

—

Libor market model: This model assumes that the dynamics of the interest rate curve can be modeled based on the set of forwards that compose the process. The correlation matrix is parameterized on the assumption that the correlation between any two forwards decreases at a constant rate, beta, to the extent of the difference in their respective due dates. The multifactorial frame of this model makes it ideal for the valuation of instruments sensitive to the slope or curve.

Adjustments to the valuation for risk of default

The credit valuation adjustments (“CVA”) and debit valuation adjustments (“DVA”) are a part of derivative valuations, both financial assets and liabilities, to reflect the impact in the fair value of the credit risk of the counterparty and its own, respectively.

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

The impact recorded under “Net gains (losses) on financial asset and liabilities” in the consolidated income statement for the year ended December 31, 2014 corresponding to the credit risk assessment of the asset derivative positions as “Credit Valuation Adjustment” (CVA) and liabilities derivative position as “Debit Valuation Adjustment” (DVA), was not material.

Financial assets and liabilities classified as Level 3

The changes in the balance of Level 3 financial assets and liabilities included in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
	2014		2013		2012
Financial Assets Level 3 Changes in the Period	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	881	52	1,165	55	1,764	23
Valuation adjustments recognized in the income statement (*)	39	46	7	15	51	2
Valuation adjustments not recognized in the income statement	(43)	1	-	-	(3)	-
Acquisitions, disposals and liquidations (**)	(153)	(6)	(374)	(18)	(279)	29
Net transfers to Level 3	5	-	180	-	(134)	-
Exchange differences and others	(130)	5	(95)	(1)	(233)	1
Balance at the end	601	98	881	52	1,165	55

(*)

Profit or loss that is attributable to gains or losses relating to those financial assets and liabilities held at the end of the reporting period. Valuation adjustments are recorded under the heading “Net gains (losses) on financial assets and liabilities (net)”.

(**)	Of which, in 2014, the assets rollforward is comprised of €29 million of acquisitions, €129 million of disposals and €53 million of liquidations and liabilities of €6 million.

As of December 31, 2014, the profit/loss on sales of financial instruments classified as level 3 recognized in the accompanying income statement was not material.

Transfers between levels

The Global Valuation Area, in collaboration with the Technology and Methodology Area, has established the rules for a proper trading portfolio asset classification according to the fair value hierarchy defined by IFRS.

On a monthly basis, any new assets added to the portfolio are classified, according to this criterion, by the accounting subsidiary. Then, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

The financial instruments transferred between the different levels of measurement in 2014 are at the following amounts in the accompanying consolidated balance sheets as of December 31, 2014:

		Millions of Euros
	From	Level 1		Level 2		Level 3
Transfer Between Levels	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		9	-	44	3	-	-
Available-for-sale financial assets		60	2	182		-	-
Total		69	2	226	3	-	-
LIABILITIES-
Financial assets held for trading		-	-	4	-	-	-
Total		-	-	4	-	-	-

The amount of financial instruments that were transferred between levels of valuation for 2014 is not material relative to the total portfolios, basically corresponding to the above revisions of the classification between levels because these assets had modified some of its features. Specifically:

-

Transfers of Levels 1 and 2 to Level 3 €5 million: Due to certain debt instruments ceasing to have an observable prices in active markets or that the fundamental parameters used in their assessment had become unobservable in the market, which has led to transfers of Level 1 to Level 3 in an amount of €2 million because certain equity instruments ceased to be observable quotes and prices (for example, bankruptcy or liquidation), so they have gone from Level 1 to Level 3 in an amount of €3 million.

-

Transfers between Levels 1 and 2 for a net €171 million: Mainly due to the reclassification from €226 million of debt instruments that had had any observable trading on the market and have been transferred from Level 2 to Level 1.

Sensitivity Analysis

Sensitivity analysis is performed on financial instruments with significant unobservable inputs (financial instruments included in level 3), in order to obtain a reasonable range of possible alternative valuations. This analysis is carried out on a monthly basis, based on the criteria defined by the Global Valuation Area taking into account the nature of the methods used for the assessment and the reliability and availability of inputs and proxies used. In order to establish, with a sufficient degree of certainty, the valuating risk that is incurred in such assets without applying diversification criteria between them.

As of December 31, 2014, the effect on the consolidated income and consolidated equity of changing the main hypotheses used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest (most favorable hypotheses) or lowest (least favorable hypotheses) value of the range deemed probable, would be as follows:

	Millions of Euros
	Potential Impact on Consolidated Income Statement		Potential Impact on Total Equity
Financial Assets Level 3 Sensitivity Analysis	Most Favorable Hypothesis	Least Favorable Hypothesis	Most Favorable Hypothesis	Least Favorable Hypothesis
ASSETS
Financial assets held for trading	16	(19)
Available-for-sale financial assets			11	(11)
LIABILITIES-
Financial liabilities held for trading	1	(1)
Total	17	(19)	11	(11)

8.1.2      Fair value of financial instruments carried at cost

The valuation methods used to calculate the fair value of financial assets and liabilities carried at cost are presented below:

—	The fair value of “Cash and balances with central banks” approximates their book value, as it is mainly short-term balances.

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

The following table presents key financial instruments carried at amortized cost in the accompanying consolidated balance sheets, broken down according to the method of valuation used to estimate their fair value:

		Millions of Euros
		2014			2013			2012
Fair Value by Levels	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-
Cash and balances with central banks	9	31,430	-	-	34,903	-	-	35,494	-	-
Loans and receivables	13	-	3,046	370,352		1,351	362,769	-	-	391,594

LIABILITIES-
Financial liabilities at amortized cost	21	-	-	486,904	-	-	466,240	-	-	488,163

The main valuation techniques, hypotheses and inputs used to estimate the fair value of financial instruments accounted for at cost and classified in levels 2 and 3 is shown below. These are broken down by type of financial instrument and the balances correspond to those at December 31, 2014:

Financial Instruments Level 2	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs
Loans and receivables		Present-value method	- Credit spread
Debt securities	3,046	(Discounted future cash flows)	- Interest rates

Financial Instruments Level 3	Fair Value (Millions of euros)	Valuation technique(s)	Unobservable inputs
Loans and receivables
Loans and advances to credit institutions	26,404	Present-value method	- Credit spread - Prepayment rates
Loans and advances to customers	340,299	(Discounted future cash flows)	- Market interest rates
Debt securities	3,648

Financial liabilities at amortized cost
Deposits from central banks	28,195		- Credit spread
Deposits from credit institutions	57,766	Present-value method	- Prepayment rates
Customer deposits	318,125	(Discounted future cash flows)	- Market interest rates
Debt certificates	60,698
Subordinated liabilities	15,167
Other financial liabilities	6,952

Financial instruments at cost

As of December 31, 2014, 2013 and 2012, there were equity instruments and certain discretionary profit-sharing arrangements in some entities which were recognized at cost in the Group’s consolidated balance sheets because their fair value could not be reliably determined, as they were not traded in organized markets and, thus, their unobservable inputs are significant. On the above dates, the balances of these financial instruments recognized in the portfolio of available-for-sale financial assets amounted to €540, €516 million and €510 million, respectively.

The table below outlines the financial assets and liabilities carried at cost that were sold in the years ended December 31, 2014, 2013 and 2012:

	Millions of Euros
Sales of Financial Instruments at Cost	2014	2013	2012
Amount of Sale	71	76	29
Carrying Amount at Sale Date	21	62	5
Gains/Losses	50	13	24

8.2   Assets measured at fair value on a nonrecurring basis

As indicated in Note 2.2.4, non-current assets held for sale are measured at the lower of their fair value less costs to sell and its carrying amount. As of December 31, 2014 virtually all non-current assets held for sale from foreclosures or recoveries match their fair value (see Note 15). These assets are valued as explained below and make up our assets measured at fair value on a nonrecurring basis.

Valuation standards

The overall rating of the portfolio of assets has been carried out using a statistical methodology based on real estate and local macroeconomic variables.

The individualized assessment of properties selected as sample has been carried out according to the “Appraisal and Valuation Standards” published by the Royal lnstitution of Chartered Surveyors (RICS) and the International Valuation Standards published by the lnternational Standard Valuation Committee (IVSC) complying with the requirements of IFRS in connection with estimating the fair value of tangible assets.

The details of each property which has been based each of the assessments are specified in the data sheet valuation of each asset.

Valuation Methodology

Overall valuation of real estate assets portfolio

The overall valuation of the portfolio of real estate assets at December 31, 2014 was performed from the latest appraisal values available. This value was corrected based on the following:

-

Analysis of the property sales performed during the year and comparison of the value to sell these properties to the appraisal values obtained most recently. From this analysis derived a conclusion by type of property and location.

-

Individual valuation of a material sample of the entire portfolio considering type of properties. The results obtained from these valuations have been compared with the adjusted values of the above analysis, obtaining a second conclusion by type and location.

Individual valuation of real estate assets sample

The basic methods used in the valuation were as follows:

-

Comparative Market Method: the property under study is compared with others of similar characteristics which have been recently sold or are for sale on the market, making a comparative analysis, making adjustments due to factors that can cause differences, such as location, size, dimensions, shape, topography, access, urban classification, type of construction, age, storage, distribution, function, or design.

-

Dynamic Residual Method: this is considered the most accurate method to conduct an appraisal of the poorly developed or undeveloped land, where there is minimal planning (use and a gross floor area) or a more defined development planning, since in these cases the market is often not very transparent. It starts from the consideration that the development and sale of finished real estate product is conceived from the beginning as a business project, as such it involves a risk, taking place in a time frame in which an initial capital investment occurs generating income and expenses. As such business project, the goal is to maximize profits and therefore the principle of highest and best use.

-

Yield Method (DCF): the value of assets is determined by the profits that they could generate in the future (projections) discounted at an appropriate rate of discount. This is an overall assessment, reflecting the economic potential and profitability

To calculate the value, once the market conditions have been analyzed, the following factors are taken into consideration:

-	Size, location, and type of property.

-

Current condition of the property market, sales price trends and rental competition in the real estate market or industry risk, adjusted based on the statistical information of local real estate and macroeconomic variables.

-

The fullest and best use of the asset, which must be legally allowed, physically possible, economically viable, and provide the maximum possible value, supported in economic terms. Analysis of the fullest and best use contemplates its current condition, whether free and available, based on the mentioned appraisals.

-

Market Value of the property, considering this as vacant and available for use, analyzing factors such as location, size, physical characteristics, similar transactions and value adjustments proposed by the current economic conditions.

Valuation criteria

Real estate properties have been appraised individually considering a hypothetical stand-alone sale and not as part of a real estate portfolio type of sale.

The portfolio of assets held for sale by type of asset as of December 31, 2014 is provided below by hierarchy of fair value measurements:

	Millions of Euros
	2014
Fair Value by Levels	Level 1	Level 2	Level 3	Total
Housing	-	2,045	9	2,054
Offices, warehouses and other	-	399	8	407
Land	-	88	150	237
TOTAL	-	2,531	167	2,698

Since the amount classified in Level 3 (€167 million) is not significant compared to the total consolidated assets and that the inputs used in the valuation are very diverse depending on the type and geographic location, they have not been disclosed.

9.    Cash and balances with central banks

The breakdown of the balance under the headings “Cash and balances with central banks” and “Financial liabilities at amortized cost – Deposits from central banks” in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Cash and Balances with Central Banks	Notes	2014	2013	2012
Cash		6,247	5,533	5,155
Balances at the Central Banks		24,974	29,234	29,845
Reverse repurchase agreements	34	209	120	476
Accrued interests		-	16	17
Total		31,430	34,903	35,494

During the 2014, the changes in this item are mainly due to the decrease in deposits with ECB and to the depreciation in Venezuela pesos.

		Millions of Euros
Deposits from Central Banks	Notes	2014	2013	2012
Deposits from Central Banks		19,405	25,059	40,576
Repurchase agreements	34	8,774	5,636	5,614
Accrued interest until expiration		14	198	285
Total	21	28,193	30,893	46,475

During the year ended December 31, 2014, the variation of the heading “Financial liabilities at amortized cost – Deposits at central Banks” is due mainly to a decrease in deposits at the European Central Bank.

10.    Financial assets and liabilities held for trading

10.1 Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Assets and Liabilities Held-for-Trading	2014	2013	2012
ASSETS-
Loans and advances to customers	128	106	244
Debt securities	33,883	29,602	28,020
Equity instruments	5,017	4,766	2,915
Trading derivatives	44,229	37,638	48,650
Total	83,258	72,112	79,829
LIABILITIES-
Trading derivatives	45,052	38,119	49,254
Short positions	11,747	7,529	6,580
Total	56,798	45,648	55,834

10.2        Debt securities

The breakdown by type of instrument of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Securities Held-for-Trading Breakdown by type of instrument	2014	2013	2012
Issued by Central Banks	193	291	334
Spanish government bonds	6,332	5,251	4,968
Foreign government bonds	21,688	19,154	18,068
Issued by Spanish financial institutions	879	596	456
Issued by foreign financial institutions	2,169	2,138	2,089
Other debt securities	2,623	2,172	2,106
Total	33,883	29,602	28,020

10.3      Equity instruments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Equity Instruments Held-for-Trading Breakdown by Issuer	2014	2013	2012
Shares of Spanish companies
Credit institutions	865	497	162
Other sectors	1,677	2,255	1,108
Subtotal	2,541	2,752	1,270
Shares of foreign companies
Credit institutions	107	80	75
Other sectors	2,368	1,934	1,570
Subtotal	2,476	2,015	1,645
Total	5,017	4,766	2,915

10.4        Trading derivatives

The trading derivatives portfolio arises from the Group’s need to manage the risks it is exposed to in the normal course of business and also to market certain products amongst the Group’s customers. As of December 31, 2014, 2013 and 2012, trading derivatives were mainly contracted in over-the-counter (OTC) markets, with counterparties which are mainly foreign credit institutions, and related to foreign-exchange, interest-rate and equity risk. Below is a breakdown of the net positions by transaction type of the fair value of trading derivatives recognized in the accompanying consolidated balance sheets, divided into organized and OTC markets:

Outstanding Financial Trading Derivatives. Breakdown by Markets and Transaction Types
	Millions of Euros
Outstanding Financial Trading Derivatives 2014	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	2	-	1	-	-	-	-	3
Options	1	(2)	315	-	(15)	-	1	300
Other products	(3)	(156)	-	-	(6)	-	-	(164)
Subtotal	-	(158)	316	-	(21)	-	1	139
OTC markets
Credit institutions
Forward transactions	(118)	(118)	24	-	-	-	-	(212)
Future rate agreements (FRAs)	-	(469)	-	-	-	-	-	(469)
Swaps	96	(663)	(961)	-	1	(44)	-	(1,571)
Options	(5)	(233)	(342)	-	1	-	-	(580)
Other products	(771)	-	-	-	-	-	-	(771)
Subtotal	(798)	(1,483)	(1,279)	-	2	(44)	-	(3,602)
Other financial institutions
Forward transactions	(6)	(62)	(8)	-	-	-	-	(75)
Future rate agreements (FRAs)	-	(248)	-	-	-	-	-	(248)
Swaps	117	(641)	(166)	-	-	254	-	(436)
Options	(36)	(52)	(460)	-	6	(166)	-	(708)
Other products	403	-	-	-	-	-	-	403
Subtotal	478	(1,003)	(634)	-	6	88	-	(1,064)
Other sectors
Forward transactions	(13)	171	47	-	-	-	-	204
Future rate agreements (FRAs)	-	682	-	-	-	-	-	682
Swaps	185	2,635	-	-	-	-	-	2,820
Options	(87)	48	157	-	4	-	-	121
Other products	(122)	-	-	-	-	-	-	(122)
Subtotal	(37)	3,536	204	-	4	-	-	3,705
Subtotal	(357)	1,050	(1,709)	-	12	44	-	(961)
Total	(357)	892	(1,393)	-	(9)	44	1	(823)
Of which:
Asset Trading Derivatives	11,409	29,504	2,752	-	14	548	1	44,229
Liability Trading Derivatives	(11,766)	(28,613)	(4,145)	-	(23)	(504)	(1)	(45,052)

Outstanding Financial Trading Derivatives. Breakdown by Markets and Transaction Types
	Millions of Euros
Outstanding Financial Trading Derivatives 2013	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	-	-	1	-	-	-	-	1
Options	1	-	72	-	-	-	1	74
Other products	-	-	-	-	-	-	-	-
Subtotal	1	-	73	-	-	-	1	75
OTC markets
Credit institutions
Forward transactions	(554)	40	-	-	-	-	-	(514)
Future rate agreements (FRAs)	-	(63)	-	-	-	-	-	(63)
Swaps	83	(1,394)	9	-	5	-	-	(1,297)
Options	179	(100)	(457)	(1)	(2)	-	-	(381)
Other products	-	(10)	-	-	-	(45)	-	(55)
Subtotal	(292)	(1,527)	(448)	(1)	3	(45)	-	(2,310)
Other financial institutions
Forward transactions	(137)	-	-	-	-	-	1	(136)
Future rate agreements (FRAs)	-	(10)	-	-	-	-	-	(10)
Swaps	-	25	12	-	-	-	-	37
Options	29	(108)	(320)	-	-	-	-	(399)
Other products	-	-	-	-	-	39	-	39
Subtotal	(108)	(93)	(308)	-	-	39	1	(469)
Other sectors
Forward transactions	176	-	-	-	-	-	-	176
Future rate agreements (FRAs)	-	136	-	-	-	-	-	136
Swaps	48	1,357	28	-	3	-	-	1,436
Options	(24)	(7)	449	(2)	(3)	-	-	413
Other products	3	57	-	-	-	-	-	60
Subtotal	203	1,543	477	(2)	-	-	-	2,221
Subtotal	(197)	(77)	(279)	(3)	3	(6)	1	(556)
Total	(196)	(77)	(206)	(3)	3	(6)	2	(481)
Of which:
Asset Trading Derivatives	6,389	27,719	3,073	1	20	430	6	37,638
Liability Trading Derivatives	(6,585)	(27,797)	(3,279)	(4)	(15)	(436)	(3)	(38,119)

	Millions of Euros
Outstanding Financial Trading Derivatives 2012	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	-	-	1	-	-	-	-	1
Options	(4)	-	(111)	1	2	-	-	(112)
Other products	-	-	-	-	-	-	-	-
Subtotal	(4)	-	(110)	1	2	-	-	(111)
OTC markets
Credit institutions
Forward transactions	(1,108)	109	-	-	-	-	-	(999)
Future rate agreements (FRAs)	-	(203)	-	-	-	-	-	(203)
Swaps	70	(2,848)	83	-	12	-	-	(2,683)
Options	8	212	109	-	(4)	-	1	326
Other products	-	(3)	-	-	-	(92)	-	(95)
Subtotal	(1,030)	(2,733)	192	-	8	(92)	1	(3,654)
Other financial institutions
Forward transactions	(22)	-	-	-	-	-	-	(22)
Future rate agreements (FRAs)	-	(28)	-	-	-	-	-	(28)
Swaps	-	842	(21)	-	-	-	-	821
Options	-	(4)	(366)	-	-	-	-	(370)
Other products	-	(5)	-	-	-	108	-	103
Subtotal	(22)	805	(387)	-	-	108	-	504
Other sectors
Forward transactions	235	1	-	-	-	-	-	236
Future rate agreements (FRAs)	-	302	-	-	-	-	-	302
Swaps	(16)	1,639	153	-	(1)	-	-	1,775
Options	(60)	84	250	(3)	-	-	(4)	267
Other products	(3)	80	-	-	-	-	-	77
Subtotal	156	2,106	403	(3)	(1)	-	(4)	2,657
Subtotal	(896)	178	209	(3)	6	16	(3)	(493)
Total	(900)	178	99	(3)	8	16	(3)	(604)
Of which:
Asset Trading Derivatives	5,722	38,974	3,314	8	76	531	26	48,650
Liability Trading Derivatives	(6,622)	(38,795)	(3,215)	(10)	(68)	(515)	(29)	(49,254)

11.    Other financial assets and liabilities designated at fair value through profit or loss

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other Financial Assets Designated at Fair Value through Profit or Loss. Breakdown by Type of Instruments	2014	2013	2012
ASSETS-
Debt securities	737	663	753
Unit-linked products	157	161	145
Other securities	580	503	608
Equity instruments	2,024	1,750	1,777
Unit-linked products	1,930	1,689	1,726
Other securities	94	60	50
Total	2,761	2,413	2,530
LIABILITIES-
Other financial liabilities	2,724	2,467	2,216
Unit-linked products	2,724	2,467	2,216
Total	2,724	2,467	2,216

As of December 31, 2014, 2013 and 2012 the most significant balances within other financial assets and liabilities at fair value through profit and loss related to assets and liabilities linked to insurance products where the policyholder bears the risk (“Unit-Link”). This type of product is sold only in Spain, through BBVA Seguros SA, insurance and reinsurance and BBVA Vida S.A., insurance and reinsurance, and in Mexico through Seguros Bancomer S.A. de CV.

Since the liabilities linked to insurance products in which the policyholder assumes the risk are valued the same way as the assets associated to these insurance products, there is no credit risk component borne by the Group in relation to these liabilities.

12.    Available-for-sale financial assets and Held-to-maturity investment

12.1        Available-for-sale financial assets - Balance details

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Available-for-Sale Financial Assets	2014	2013	2012
Debt securities	87,679	71,861	63,651
Impairment losses	(70)	(55)	(103)
Subtotal	87,608	71,806	63,548
Equity instruments	7,370	6,111	4,188
Impairment losses	(103)	(143)	(236)
Subtotal	7,267	5,968	3,952
Total	94,875	77,774	67,500

12.2       Debt securities

The breakdown of the balance under the heading “Debt securities” of the accompanying financial statements, broken down by the nature of the financial instruments, is as follows:

	Millions of Euros
Debt Securities Available-for-Sale 2014	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	34,445	2,290	(55)	36,680
Other debt securities	5,892	252	(22)	6,122
Issued by Central Banks	-	-	-	-
Issued by credit institutions	3,567	162	(13)	3,716
Issued by other issuers	2,325	90	(9)	2,406
Subtotal	40,337	2,542	(77)	42,802
Foreign Debt Securities
Mexico	12,662	493	(96)	13,060
Mexican Government and other government agency	10,629	459	(76)	11,012
Other debt securities	2,034	34	(20)	2,048
Issued by Central Banks	-	-	-	-
Issued by credit institutions	141	3	(3)	142
Issued by other issuers	1,892	31	(17)	1,906
The United States	10,289	102	(83)	10,307
Government securities	4,211	28	(8)	4,231
US Treasury and other US Government agencies	1,539	6	(3)	1,542
States and political subdivisions	2,672	22	(5)	2,689
Other debt securities	6,078	73	(76)	6,076
Issued by Central Banks	-	-	-	-
Issued by credit institutions	24	-	-	24
Issued by other issuers	6,054	73	(76)	6,052
Other countries	20,705	1,044	(310)	21,439
Other foreign governments and other government agency debt securities	10,355	715	(104)	10,966
Other debt securities	10,350	329	(206)	10,473
Issued by Central Banks	1,540	10	(9)	1,540
Issued by credit institutions	3,352	175	(55)	3,471
Issued by other issuers	5,459	143	(141)	5,461
Subtotal	43,657	1,639	(490)	44,806
Total	83,994	4,181	(566)	87,608

(*)	The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

	Millions of Euros
Debt Securities Available-for-Sale December 2013	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	30,688	781	(90)	31,379
Other debt securities	8,536	227	(25)	8,738
Issued by Central Banks	-	-	-	-
Issued by credit institutions	5,907	124	(4)	6,027
Issued by other issuers	2,629	103	(21)	2,711
Subtotal	39,224	1,008	(115)	40,116
Foreign Debt Securities
Mexico	10,433	328	(178)	10,583
Mexican Government and other government agency debt securities	9,028	281	(160)	9,150
Other debt securities	1,404	47	(19)	1,433
Issued by Central Banks	-	-	-	-
Issued by credit institutions	84	11	(2)	93
Issued by other issuers	1,320	36	(16)	1,340
The United States	5,962	58	(82)	5,937
Government securities	1,055	11	(11)	1,056
US Treasury and other US Government agencies	171	3	(4)	170
States and political subdivisions	884	8	(7)	885
Other debt securities	4,907	46	(72)	4,881
Issued by Central Banks	-	-	-	-
Issued by credit institutions	234	2	(2)	233
Issued by other issuers	4,674	44	(70)	4,648
Other countries	14,928	570	(329)	15,170
Other foreign governments and other government agency debt securities	7,128	333	(261)	7,199
Other debt securities	7,801	237	(67)	7,971
Issued by Central Banks	1,209	9	(10)	1,208
Issued by credit institutions	4,042	175	(51)	4,166
Issued by other issuers	2,550	54	(6)	2,597
Subtotal	31,323	956	(589)	31,690
Total	70,547	1,964	(704)	71,806

(*)	The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

	Millions of Euros
Debt Securities Available-for-Sale 2012	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	25,375	243	(857)	24,761
Other debt securities	9,580	145	(120)	9,605
Issued by Central Banks	-	-	-	-
Issued by credit institutions	7,868	71	(59)	7,880
Issued by other issuers	1,712	74	(61)	1,725
Subtotal	34,955	388	(977)	34,366
Foreign Debt Securities
Mexico	8,230	962	(1)	9,191
Mexican Government and other government agency debt securities	7,233	833	-	8,066
Other debt securities	997	129	(1)	1,125
Issued by Central Banks	-	-	-	-
Issued by credit institutions	333	56	(1)	388
Issued by other issuers	664	73	-	737
The United States	6,927	189	(88)	7,028
Government securities	713	21	(10)	724
US Treasury and other US Government agencies	228	1	(1)	228
States and political subdivisions	485	20	(9)	496
Other debt securities	6,214	168	(78)	6,304
Issued by Central Banks	-	-	-	-
Issued by credit institutions	150	11	(7)	154
Issued by other issuers	6,064	157	(71)	6,150
Other countries	13,054	469	(560)	12,963
Other foreign governments and other government agency debt securities	5,557	212	(374)	5,395
Other debt securities	7,497	257	(186)	7,568
Issued by Central Banks	1,158	2	(1)	1,159
Issued by credit institutions	4,642	209	(101)	4,750
Issued by other issuers	1,697	46	(84)	1,659
Subtotal	28,211	1,620	(649)	29,182
Total	63,166	2,008	(1,626)	63,548

(*) The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

The credit ratings of the issuers of debt securities in the available-for-sale portfolio as of December 31, 2014, 2013 and 2012 are as follows:

	December 2014		December 2013		December 2012
Available for Sale financial assets Debt Securities by Rating	Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%
AAA	1,459	1.7%	847	1.2%	1,436	2.3%
AA+	7,620	8.7%	4,927	6.9%	5,873	9.2%
AA	329	0.4%	198	0.3%	214	0.3%
AA-	1,059	1.2%	748	1.0%	1,690	2.7%
A+	597	0.7%	554	0.8%	741	1.2%
A	2,223	2.5%	8,463	11.8%	1,125	1.8%
A-	13,606	15.5%	4,588	6.4%	6,521	10.3%
BBB+	9,980	11.4%	7,203	10.0%	890	1.4%
BBB	41,283	47.1%	29,660	41.3%	3,314	5.2%
BBB-	2,568	2.9%	9,152	12.7%	28,466	44.8%
BB+ or below	3,942	4.5%	3,548	4.9%	7,706	12.1%
Without rating	2,942	3.4%	1,918	2.7%	5,572	8.8%
Total	87,608	100.0%	71,806	100.0%	63,548	100.0%

12.3       Equity instruments

The breakdown of the balance under the heading “Equity instruments” of the accompanying financial statements as of December 31, 2014, 2013 and 2012 is as follows:

	Millions of Euros
Equity Instruments Available-for-Sale 2014	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,129	92	(71)	3,150
Credit institutions	2	1	-	3
Other entities	3,126	92	(71)	3,147
Listed foreign company shares	2,227	1,235	(34)	3,428
United States	54	2	-	56
Mexico	54	-	(5)	49
Other countries	2,118	1,233	(28)	3,323
Subtotal	5,356	1,327	(105)	6,578
Unlisted equity instruments
Unlisted Spanish company shares	48	1	-	49
Credit institutions	-	-	-	-
Other entities	48	1	-	49
Unlisted foreign companies shares	616	28	(3)	641
United States	486	16	-	502
Mexico	1	-	-	1
Other countries	129	12	(3)	138
Subtotal	664	29	(3)	690
Total	6,020	1,356	(108)	7,267

	Millions of Euros
Equity Instruments Available-for-Sale 2013	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,270	54	(46)	3,277
Credit institutions	3	-	-	3
Other entities	3,267	54	(46)	3,275
Listed foreign company shares	2,030	46	(9)	2,066
United States	16	-	-	16
Mexico	8	37	-	45
Other countries	2,006	9	(9)	2,006
Subtotal	5,300	100	(55)	5,343
Unlisted equity instruments
Unlisted Spanish company shares	61	-	(1)	60
Credit institutions	3	-	-	3
Other entities	58	-	(1)	57
Unlisted foreign companies shares	554	9	(1)	563
United States	455	-	-	455
Mexico	-	-	-	-
Other countries	99	9	(1)	107
Subtotal	616	9	(2)	623
Total	5,916	109	(57)	5,968

	Millions of Euros
Equity Instruments Available-for-Sale 2012	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,301	122	(380)	3,043
Credit institutions	2	-	-	2
Other entities	3,299	122	(380)	3,041
Listed foreign company shares	294	9	(44)	259
United States	32	1	(4)	29
Mexico	-	-	-	-
Other countries	262	8	(40)	230
Subtotal	3,595	131	(424)	3,302
Unlisted equity instruments	-
Unlisted Spanish company shares	77	2	(4)	75
Credit institutions	4	-	-	4
Other entities	73	2	(4)	71
Unlisted foreign companies shares	568	7	-	575
United States	474	-	-	474
Mexico	-	-	-	-
Other countries	94	7	-	101
Subtotal	645	9	(4)	650
Total	4,240	140	(428)	3,952

12.4       Gains/losses

The changes in the gains/losses, net of taxes, recognized under the equity heading “Valuation adjustments – Available-for-sale financial assets” in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Changes in Valuation Adjustments - Available-for-Sale Financial Assets	2014	2013	2012
Balance at the beginning	851	(238)	(628)
Valuation gains and losses	4,841	1,653	464
Income tax	(1,414)	(489)	(192)
Amounts transferred to income	(462)	(136)	118
Other reclassifications	—	61	—
Balance at the end	3,816	851	(238)
Of which:
Debt securities	2,965	780	(80)
Equity instruments	851	71	(158)

The losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” in the consolidated balance sheet for the year 2014 correspond mainly to debt securities from government agencies.

—

As of December 31, 2014, 44.8% of the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” and originating in debt securities were generated over more than twelve months. However, no impairment has been considered, as following an analysis of these unrealized losses it can be concluded that they were temporary due to the following reasons: the interest payment dates of all the fixed-income securities have been satisfied; and because there is no evidence that the issuer will not continue to meet its payment obligations, nor that future payments of both principal and interest will not be sufficient to recover the cost of the debt securities.

—

As of December 31, 2014, the Group has analyzed the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” resulting from equity instruments generated over a period of more than 12 months and with a fall of more 20% in their price, as a first approximation to the existence of possible impairment. As of 31 December, 2014, the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” resulting from equity instruments generated over a period of more than 18 months or with a fall of more 40% in their price are not significant.

The losses recognized under the heading “Impairment losses on financial assets (net) – Available-for-sale financial assets” in the accompanying consolidated income statement amounted to €36, €36 and €41 million for the years ended December 31, 2014, 2013 and 2012, respectively (see Note 46).

12.5       Held-to-maturity investment

During 2013 these investment was reclassify to “Available for sale financial assets”. Such reclassification was due to a change in management criteria of these portfolios. These balances may not be kept until maturity and are subject to sale. As of December 31, 2014 and 2013, there is no balance of Held to maturity investments.

13.      Loans and receivables

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

			Millions of Euros
Loans and Receivables	Notes	2014	2013	2012
Loans and advances to credit institutions	13.1	27,059	22,862	25,448
Loans and advances to customers	13.2	338,657	323,607	342,163
Debt securities	13.3	6,659	4,476	3,736
Total		372,375	350,945	371,347

13.1       Loans and advances to credit institutions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

			Millions of Euros
Loans and Advances to Credit Institutions	Notes	2014	2013	2012
Reciprocal accounts		126	132	265
Deposits with agreed maturity		3,679	5,901	5,987
Demand deposits		1,592	1,421	1,794
Other accounts		11,138	8,510	10,543
Reverse repurchase agreements	34	10,440	6,828	6,783
Total gross	7.3.1	26,975	22,792	25,372
Valuation adjustments		85	70	76
Impairment losses	7.3.8	(29)	(40)	(29)
Accrued interests and fees		114	110	106
Hedging derivatives and others		-	-	(1)
Total net		27,059	22,862	25,448

13.2        Loans and advances to customers

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Advances to Customers	Notes	2014	2013	2012
Mortgage secured loans	7.3.2	124,097	125,564	137,870
Other loans secured with security interest	7.3.2	28,419	23,660	23,125
Unsecured loans		119,002	109,600	115,667
Credit lines		12,851	11,166	13,854
Commercial credit		10,015	9,711	11,165
Receivable on demand and other		7,021	8,210	10,731
Credit cards		11,756	11,070	10,934
Finance leases		7,095	6,954	7,546
Reverse repurchase agreements	34	6,990	4,449	3,118
Financial paper		873	930	1,003
Impaired assets	7.3.7	22,703	25,445	19,960
Total gross	7.3.1	350,822	336,759	354,973
Valuation adjustments		(12,166)	(13,151)	(12,810)
Impairment losses	7.3.8	(14,244)	(14,950)	(14,115)
Accrued interests and fees		863	953	227
Hedging derivatives and others		1,215	846	1,077
Total net		338,657	323,607	342,163

As of December 31, 2014, 27% of “Loans and advances to customers” with maturity greater than one year have fixed-interest rates and 73% have variable interest rates.

The heading “Loans and advances to customers” includes financial leases that several Group entities sign with customers to assist them in the acquisition of goods, both properties and fixtures. The breakdown of financial lease agreements as of December 31, 2014, 2013 and 2012 was the following:

	Millions of Euros
Financial Lease Arrangements	2014	2013	2012
Movable property	4,413	4,095	4,273
Real Estate	2,682	2,859	3,273
Fixed rate	73%	69%	64%
Floating rate	27%	31%	36%

The heading “Loans and receivables – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain secured loans that, as mentioned in Note 7.6 and pursuant to the Mortgage Market Act, are linked to long-term mortgage-covered bonds. This heading also includes some loans that have been securitized. The balances recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are as follows:

	Millions of Euros
Securitized Loans	2014	2013	2012
Securitized mortgage assets	25,099	22,407	20,077
Other securitized assets	2,225	4,224	5,647
Commercial and industrial loans	735	2,330	3,241
Finance leases	219	301	433
Loans to individuals	1,213	1,518	1,877
Rest	58	75	96
Total	27,324	26,631	25,724
Of which:
Liabilities associated to assets retained on the balance sheet (*)	5,215	6,348	6,180

(*)	These liabilities are recognized under “Financial liabilities at amortized cost - Debt securities” in the accompanying consolidated balance sheets (Note 21.3).

13.3       Debt securities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the issuer of the debt security, is as follows:

		Millions of Euros
Debt securities	Notes	2014	2013	2012
Government		5,608	3,175	2,375
Credit institutions		81	297	453
Other sectors		975	1,009	923
Total gross	7.3.4	6,663	4,481	3,751
Valuation adjustments	7.3.8	(4)	(5)	(15)
Total net		6,659	4,476	3,736

14.	Hedging derivatives (receivable and payable) and Fair-value changes of the hedged items in portfolio hedges of interest-rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Hedging derivatives and Fair value changes of the hedged items in portfolio hedges of interest rate risk	2014	2013	2012
ASSETS-
Fair value changes of the hedged items in portfolio hedges of interest rate risk	121	98	226
Hedging derivatives	2,551	2,530	4,894
LIABILITIES-
Fair value changes of the hedged items in portfolio hedges of interest rate risk	-	-	-
Hedging derivatives	2,331	1,792	2,968

As of December 31, 2014, 2013 and 2012, the main positions hedged by the Group and the derivatives designated to hedge those positions were:

—	Fair value hedging:

-	Available-for-sale fixed-interest debt securities: This risk is hedged using interest rate derivatives (fixed-variable swaps).

-	Long-term fixed-interest debt securities issued by the Bank: This risk is hedged using interest rate derivatives (fixed-variable swaps).

-	Available-for-sale equity instruments: This risk is hedged using equity forwards.

-	Fixed-interest loans: This risk is hedged using interest rate derivatives (fixed-variable swaps).

-

Fixed-interest deposit portfolio hedges: This risk is hedged using interest-rate options and/or implicit interest rate derivatives. The valuation of the deposit hedges corresponding to interest-rate risk is recognized under the heading “Fair value changes of the hedged items in portfolio hedges of interest-rate risk.”

—	Cash-flow hedges

-

Most of the hedged items are floating interest-rate loans and asset hedges linked to the inflation of the available for sale portfolio. This risk is hedged using foreign-exchange, interest-rate swaps, inflation and FRA’s (“Forward Rate Agreement”).

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

The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type 2014	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
OTC markets
Credit institutions
Fair value hedge	(12)	859	(5)	-	842
Of which: Macro hedge	-	(208)	-	-	(208)
Cash flow hedge	10	1	-	-	12

Net investment in a foreign operation hedge	(1)	(501)	-	-	(502)
Subtotal	(3)	359	(5)	-	351
Other financial Institutions
Fair value hedge	-	46	(21)	(61)	(36)
Of which: Macro hedge	-	(70)	-		(70)
Cash flow hedge	(1)	(7)	-		(8)

Net investment in a foreign operation hedge	-	-	-		-
Subtotal	(1)	39	(21)	(61)	(44)
Other sectors
Fair value hedge	-	(24)	(62)	-	(86)
Of which: Macro hedge	-	(26)	-	-	(26)
Cash flow hedge	-	(2)	-	-	(2)

Net investment in a foreign operation hedge	-	-	-	-	-
Subtotal	-	(25)	(62)	-	(87)
Total	(4)	372	(88)	(61)	219
Of which:
Asset Hedging Derivatives	36	2,501	13	-	2,551
Liability Hedging Derivatives	(40)	(2,129)	(101)	(61)	(2,331)

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type December 2013	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
OTC markets
Credit institutions
Fair value hedge	(1)	675	(22)	(10)	642
Of which: Macro hedge	-	(253)	-	-	(253)
Cash flow hedge	-	12	-	-	12
Net investment in a foreign operation hedge	-	-	-	-	-
Subtotal	(1)	687	(22)	(10)	654
Other financial Institutions
Fair value hedge	-	137	-	-	137
Of which: Macro hedge	-	(71)	-	-	(71)
Cash flow hedge	-	(7)	-	-	(7)
Net investment in a foreign operation hedge	-	-	-	-	-
Subtotal	-	130	-	-	130
Other sectors
Fair value hedge	-	(44)	(2)	-	(46)
Of which: Macro hedge	-	(6)	-	-	(6)
Cash flow hedge	-	-	-	-	-
Net investment in a foreign operation hedge	-	-	-	-	-
Subtotal	-	(44)	(2)	-	(46)
Total	(1)	773	(24)	(10)	738
Of which:
Asset Hedging Derivatives	7	2,511	11	-	2,530
Liability Hedging Derivatives	(9)	(1,738)	(34)	(11)	(1,792)

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type 2012	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
Organized markets
Fair value hedge	-	-	(52)	-	(52)
Subtotal	-	-	(52)	-	(52)
OTC markets
Credit institutions
Fair value hedge	11	1,773	(50)	(1)	1,733
Of which: Macro hedge	-	(365)	-	-	(365)
Cash flow hedge	21	35	-	-	56
Net investment in a foreign operation hedge	2	-	-	-	2
Subtotal	34	1,808	(50)	(1)	1,791
Other financial Institutions
Fair value hedge	-	227	-	-	227
Of which: Macro hedge	-	(117)	-	-	(117)
Cash flow hedge	6	(13)	-	-	(7)
Net investment in a foreign operation hedge	-	-	-	-	-
Subtotal	6	214	-	-	220
Other sectors
Fair value hedge	(6)	(16)	(3)	-	(25)
Of which: Macro hedge	-	(14)	-	-	(14)
Cash flow hedge	-	(8)	-	-	(8)
Net investment in a foreign operation hedge	-	-	-	-	-
Subtotal	(6)	(24)	(3)	-	(33)
Total	34	1,998	(105)	(1)	1,926
Of which:
Asset Hedging Derivatives	49	4,818	27	-	4,894
Liability Hedging Derivatives	(16)	(2,820)	(131)	(1)	(2,968)

The cash flows forecasts for the coming years for cash flow hedging recognized on the accompanying consolidated balance sheet as of December 31, 2014 are:

			Millions of Euros
Cash Flows of Hedging Instruments	3 Months or Less	From 3 Months to 1 Year	From 1 to 5 Years	More than 5 Years	Total
Receivable cash inflows	428	322	1,042	1,090	2,882
Payable cash outflows	420	332	998	1,009	2,758

The above cash flows will have an impact on the Group’s consolidated income statements until 2050.

In 2014, 2013 and 2012, there was no reclassification in the accompanying consolidated income statements of any amount corresponding to cash flow hedges that was previously recognized in equity.

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test during 2014 was not material.

15.	Non-current assets held for sale and liabilities associated with non-current assets held for sale

The composition of the balance under the heading “Non-current assets held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

	Millions of Euros
Non-Current Assets Held-for-Sale and Liabilities Associated [Breakdown by type of Asset]	2014	2013	2012
Business sale - Assets (*)	924	92	1,536
Other assets from:
Property, plants and equipment	315	302	168
Buildings for own use	272	270	125
Operating leases	43	32	43
Foreclosures and recoveries	3,330	3,099	3,044
Foreclosures	3,144	2,914	2,877
Recoveries from financial leases	186	185	167
Accrued amortization (**)	(74)	(49)	(47)
Impairment losses	(702)	(565)	(472)
Total Non-Current Assets Held-for-Sale	3,793	2,880	4,229

(*)

As of December 31, 2014, mainly included the investment in CIFH. As of December 31, 2012 this item included the assets of the business sale agreement related to pension business in Latin America during 2012 as described in Note 3

(**)	Net of accumulated amortization until reclassified as non-current assets held for sale.

The changes in the balances of “Non-current assets available for sale” in 2014, 2013 and 2012 are as follows:

		Millions of Euros
		Foreclosed Assets
Non-Current Assets Held-for-Sale Changes in the year 2014	Notes	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases	From Own Use Assets (*)	Other assets (**)	Total
Cost (1)
Balance at the beginning		2,914	186	253	92	3,445
Additions		783	50	82		916

Contributions from merger transactions		-	-	-		-
Retirements (sales and other decreases)		(565)	(36)	(161)		(762)
Transfers, other movements and exchange differences		12	(14)	67	832	897
Balance at the end		3,144	187	241	924	4,495

Impairment (2)
Balance at the beginning		420	45	99	-	565
Additions	49	391	12	4		406

Contributions from merger transactions		-	-	-		-
Retirements (sales and other decreases)		(140)	(7)	(51)		(198)

Other movements and exchange differences		(93)	3	19		(71)
Balance at the end		578	53	71	-	702
Balance at the end of Net carrying value (1)-(2)		2,565	134	170	924	3,793

(*) Net of accumulated amortization until reclassified as non-current assets held for sale (**) Business sale agreement (Note 3)
	Notes	Millions of Euros
		Foreclosed Assets
Non-Current Assets Held-for-Sale Changes in the year 2013		Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases	From Own Use Assets (*)	Other assets (**)	Total
Cost (1)
Balance at the beginning		2,877	167	121	1,536	4,702
Additions		940	84	69		1,093
Contributions from merger transactions		-	1	-		1
Retirements (sales and other decreases)		(569)	(58)	(117)	(1,536)	(2,280)

Transfers, other movements and exchange differences		(334)	(9)	180	92	(72)
Balance at the end		2,914	186	253	92	3,445

Impairment (2)
Balance at the beginning		415	42	15	-	472
Additions	49	569	29	3		602

Contributions from merger transactions		-	-	-		-
Retirements (sales and other decreases)		(118)	(15)	(15)		(147)

Transfers, other movements and exchange differences		(447)	(12)	96		(363)
Balance at the end		420	45	99	-	565
Balance at the end of Net carrying value (1)-		2,494	141	154	92	2,880

(*)	Net of accumulated amortization until reclassified as non-current assets held for sale

(**)	Business sale agreement (Note 3)

		Millions of Euros
		Foreclosed Assets
Non-Current Assets Held-for-Sale Changes in the year 2012	Notes	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases	From Own Use Assets (*)	Other assets (**)	Total
Cost (1)
Balance at the beginning		2,032	177	100	-	2,309
Additions		1,037	61	99	-	1,196
Contributions from merger transactions		451	29	-	-	480
Retirements (sales and other decreases)		(608)	(66)	(107)	-	(781)
Transfers, other movements and exchange difference		(36)	(33)	30	1,536	1,497
Balance at the end		2,877	167	121	1,536	4,701

Impairment (2)
Balance at the beginning		186	32	17	-	234
Additions	49	500	19	5	-	524
Contributions from merger transactions		124	-	-	-	124
Retirements (sales and other decreases)		(98)	(14)	(2)	-	(114)
Transfers, other movements and exchange differences		(296)	5	(5)	-	(296)
Balance at the end		415	42	15	-	472
Balance at the end of Net carrying value (1)-		2,462	125	106	1,536	4,229

(*)	Net of accumulated amortization until reclassified as non-current assets held for sale

(**)	Business sale agreement (Note 3)

Assets from foreclosures or recoveries

As of December 31, 2014, 2013 and 2012, assets from foreclosures and recoveries, net of impairment losses, by nature of the asset, amounted to €2,330, €2,279 and €2,247 million in assets for residential use; €342, €326 and €317 million in assets for tertiary use (industrial, commercial or office) and €26, €29 and €23 million in assets for agricultural use, respectively.

In December 31, 2014, 2013 and 2012, the average sale time of assets from foreclosures or recoveries was about 2 years.

During the years 2014, 2013 and 2012, some of the sale transactions for these assets were financed by Group companies. The amount of loans to buyers of these assets in those years amounted to €165, €118 and €168 million, respectively; with an average financing of 78% of the sales price.

As of December 31, 2014, 2013 and 2012, the amount of the profits arising from the sale of Group companies financed assets - and therefore not recognized in the consolidated income statement - amounted to €22, €24 and €28 million, respectively.

16.      Investments in entities accounted for using the equity method

The breakdown of the balances of “Investments in entities accounted for using the equity method” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	2014	2013	2012
Associates	417	1,272	6,469
Joint ventures	4,092	3,470	4,313
Total	4,509	4,742	10,782

16.1        Associates

The following table shows the carrying amount of the most significant of the Group’s investments in associates:

	Millions of Euros
Associates	2014	2013	2012
China Citic Bank Corp Ltd (CNCB)	-	-	5,372
Citic International Financial Holdings Ltd (CIFH)	-	631	593
Metrovacesa	`233	315	317
Occidental Hoteles Management, S.L.	-	98	-
Tubos Reunidos, S.A.	-	53	54
Brunara SICAV, S.A.	52	48	-
Other associates	132	127	133
Total	417	1,272	6,469

Appendix II shows the details of the associates as of December 31, 2014.

The following is a summary of the changes in 2014,2013 and in 2012 under this heading in the accompanying consolidated balance sheets:

	Millions of Euros
Associates. Changes in the Year	2014	2013	2012
Balance at the beginning	1,272	6,469	5,567
Acquisitions and capital increases	1	65	10
Disposals and capital reductions	(2)	(4)	(16)
Transfers	(948)	(5,453)	353
Earnings	26	425	721
Exchange differences	89	(71)	(53)
Others	(21)	(159)	(113)
Balance at the end	417	1,272	6,469

The changes in 2014 are mainly a result of the reclassification of the stake in CIFH to Non current assets (see Note 3).

During the year ended December 31, 2014, the investment on Occidental Hoteles Management, S.L. was reclassified to “Non-current assets available for sale”. Also, BBVA sold 6.89% of its participation in Tubos Reunidos, S.A., decreasing its participation to 14.47%, which meant a loss of significant influence and triggered therefore the reclassification of this investment to “Financial assets available for sale” in an amount of €47 million. The impact in equity and the consolidated income statement is not material.

The changes in 2013 are mainly a result of the sale and reclassification of the remaining stake in CNCB to the heading “Available-for-sale financial assets” as it is mentioned in the Note 3.

16.2         Investments in joint venture entities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Joint ventures	2014	2013	2012
Garanti Group (Note 3)	3,853	3,245	3,991
Rest	239	225	120
Total	4,092	3,470	4,313

Details of the joint ventures accounted for using the equity method as of December 31, 2014 are shown in Appendix II.

The following is a summary of the changes for the years ended December 31, 2014, 2013 and 2012 under this heading in the accompanying consolidated balance sheets:

	Millions of Euros
Joint ventures. Changes in the Year	2014	2013	2012
Balance at the beginning	3,470	4,313	3,732
Acquisitions and capital increases	35	70	4
Disposals	(8)	(11)	(1)
Transfers	-	(155)	(7)
Earnings	317	269	318
Exchange differences	146	(818)	134
Others	132	(198)	133
Balance at the end	4,092	3,470	4,313

16.3         Other information about associates and joint ventures

The following table provides relevant information of the balance sheets and income statements of Garanti Group.

	Millions of Euros
Garanti: Financial Main figures (*)	2014 (*)	2013 (*)	2012 (*)
Total assets	20,955	18,394	18,850
Of which:
Loans and advances to customers	12,810	11,093	10,860
Total liabilities	18,631	16,411	16,520
Of which:
Customer deposits	10,405	9,501	9,790
Net interest margin	514	703	693
Gross income	802	1,080	1,041
Net operating income	325	445	463
Net income attributable to the Garanti Group	255	353	364

(*)	Financial statements of Garanti Group under IFRS and without consolidation adjustments, and multiplied by the voting rights controlled by the bank. Figures available at the time of closing.

On November 19, 2014, the Group entered into a new agreement with Dogus for the acquisition of an additional 14.89% stake in Garanti (see Note 3). In accordance with the applicable accounting rules the BBVA Group valued its current stake in Garanti Bank at fair value and consolidated Garanti Bank from the date of the actual acquisition of control (see Note 3).

The main adjustments made to the financial statements of Garanti to properly account for it under the equity method are related to the purchase price allocation (PPA). None of these adjustments is material.

The following table provides relevant information of the balance sheets and income statements of associates and joint ventures, excluding Garanti, as of December 31, 2014, 2013 and 2012, respectively.

	Millions of Euros
Associates and Joint ventures	2014 (*)		2013 (*)		2012 (*)
Interest Margin	(28)	(1)	73	26	1,424	14
Gross income	76	82	305	78	1,940	48
Profit from continuing operations	(10)	-	82	(23)	783	(46)
Profit from discontinued operations (net)	-	-	-	-	-	-
Total	(10)	-	77	(23)	596	(46)

(*)

Dates of the company’s financial statements updated at the most recent available information. Information applying the corresponding ownership and without the corresponding standardization and consolidation adjustments.

As of December 31 2014 there was no financial support agreement or other contractual commitment to associates and joint ventures entities from the holding or the subsidiaries that are not recognized in the financial statements (see Note 52.2).

As of December 31, 2014 there was no contingent liability in connection with the investments in associates and joint ventures (See Note 52.2).

16.4      Notifications about acquisition of holdings

Appendix III provides notifications on acquisitions and disposals of holdings in associates or joint ventures, in compliance with Article 155 of the Corporations Act and Article 53 of the Securities Market Act 24/1988.

16.5      Impairment

As described in IAS 36, when there is indicator of impairment, the book value of the associates and joint venture entities has been compared with their recoverable amount, being the latter calculated as the higher between the value in use and the fair value minus the cost of sale. For the year ended December 31, 2014, there is no impairment recognized. The valuation of the most relevant investments is reviewed when deemed appropriate by independent experts.

17.      Tangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
	For Own Use					Assets Leased out under an operating Lease
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2014	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles	Total tangible asset of Own Use	Investment Properties		Total
Cost -
Balance at the beginning	3,980	715	6,827	11,522	2,519	705	14,747
Additions	153	517	568	1,238	4	176	1,418
Retirements	(48)	(32)	(697)	(777)	(96)	(38)	(911)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	(30)	(94)	33	(91)	(41)	(173)	(305)
Exchange difference and other	113	(21)	(827)	(735)	(206)	4	(937)
Balance at the end	4,168	1,085	5,904	11,157	2,180	674	14,012

Accrued depreciation -
Balance at the beginning	1,179	-	4,801	5,980	102	233	6,314
Additions (Note 47)	94	-	495	589	22	-	611
Retirements	(20)	-	(669)	(689)	(6)	(1)	(696)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	(11)	-	(17)	(28)	(1)	(20)	(49)
Exchange difference and other	13	-	(857)	(844)	(15)	14	(845)
Balance at the end	1,255	-	3,753	5,008	102	226	5,335

Impairment -
Balance at the beginning	153	-	15	168	727	6	900
Additions	25	-	10	35	61	-	97
Retirements	(1)	-	-	(1)	(46)	-	(47)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Exchange difference and other	(29)	-	(9)	(38)	(55)	-	(93)
Balance at the end	148	-	16	164	687	6	857

Net tangible assets -

Balance at the beginning	2,647	715	2,011	5,373	1,693	468	7,534
Balance at the end	2,764	1,085	2,135	5,985	1,392	443	7,819

	Millions of Euros
	For Own Use			Total Tangible Asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2013	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Cost -
Balance at the beginning	4,071	505	6,746	11,322	2,609	768	14,700
Additions	108	406	507	1,021	87	144	1,252
Retirements	(12)	(11)	(378)	(402)	(52)	(1)	(455)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	45	(150)	109	4	(122)	(155)	(272)
Exchange difference and other	(232)	(35)	(156)	(423)	(3)	(52)	(478)
Balance at the end	3,980	715	6,827	11,522	2,519	705	14,747

Accrued depreciation -
Balance at the beginning	1,144	-	4,811	5,956	95	237	6,287
Additions (Note 47)	101	-	459	560	21	-	581
Retirements	(6)	-	(342)	(347)	(2)	-	(350)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	(2)	-	(16)	(18)	(2)	(7)	(26)
Exchange difference and other	(58)	-	(112)	(169)	(11)	2	(178)
Balance at the end	1,179	-	4,801	5,980	102	233	6,314

Impairment -
Balance at the beginning	177	-	13	189	646	6	841
Additions	17	-	15	32	127	-	160
Retirements	(4)	-	-	(4)	-	-	(4)
Acquisition of subsidiaries in the year	-	-	-	-	-	-	-
Exchange difference and other	-	-	-	-	-	-	-
Balance at the end	(37)	-	(13)	(50)	(46)	-	(96)
	153	-	15	168	727	6	900
Net tangible assets -
Balance at the beginning	2,750	505	1,922	5,177	1,870	525	7,572
Balance at the end	2,647	715	2,011	5,373	1,693	468	7,534

	Millions of Euros
	For Own Use			Total Tangible Asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2012	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Cost -
Balance at the beginning	3,552	349	5,993	9,894	1,911	1,200	13,005
Additions	86	262	442	789	48	226	1,063
Retirements	(42)	(19)	(109)	(170)	(41)	(31)	(243)
Acquisition of subsidiaries in the year	442	1	257	699	752	-	1,451
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	14	(93)	19	(61)	(56)	(192)	(308)
Exchange difference and other	20	7	145	171	(4)	(435)	(267)
Balance at the end	4,071	505	6,746	11,322	2,609	768	14,700

Accrued depreciation -
Balance at the beginning	1,005	-	4,139	5,144	50	352	5,546
Additions (Note 47)	98	-	446	544	22	-	565
Retirements	(10)	-	(90)	(100)	(3)	(31)	(134)
Acquisition of subsidiaries in the year	37	-	210	248	29	-	277
Disposal of entities in the year	-	-	-	-	-	-	-
Transfers	-	-	1	1	-	(97)	(97)
Exchange difference and other	15	-	104	119	(2)	12	129
Balance at the end	1,144	-	4,811	5,956	95	237	6,287

Impairment -
Balance at the beginning	37	-	11	47	273	12	332
Additions	-	-	-	1	89	-	90
Retirements	(1)	-	-	(1)	(108)	(1)	(110)
Acquisition of subsidiaries in the year	135	-	-	135	417	-	552
Exchange difference and other	6	-	2	7	(25)	(4)	(22)
Balance at the end	177	-	13	189	646	6	841
Net tangible assets -
Balance at the beginning	2,510	349	1,842	4,702	1,589	836	7,126
Balance at the end	2,750	505	1,922	5,177	1,870	525	7,572

As of December 31, 2014 the cost of fully amortized tangible assets that remained in use was €2,198 million while its recoverable residual value was not significant.

The balance of amortizations in this heading during the years ended December 31, 2014, 2013 and 2012 are provided in Note 44.

As of December 31, 2014, 2013 and 2012 the amount of tangible assets under financial lease schemes on which it is expected to exercise the purchase option was not material.

The main activity of the Group is carried out through a network of Bank branches located geographically as shown in the following table:

	Number of Branches
Branches by Geographical Location	2014	2013	2012
Spain	3,112	3,230	3,518
Mexico	1,831	1,794	1,888
South America	1,676	1,590	1,644
The United States	672	685	707
Rest of the world	80	121	121
Total	7,371	7,420	7,878

The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish and foreign subsidiaries as of December 31, 2014, 2013 and 2012:

	Millions of Euros
Tangible Assets by Spanish and Foreign Subsidiaries Net Assets Values	2014	2013	2012
Foreign subsidiaries	3,737	3,157	3,006
BBVA and Spanish subsidiaries	4,083	4,377	4,567
Total	7,820	7,534	7,572

18.      Intangible assets

18.1         Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating units (CGUs), to which the Goodwill are allocated for purposes of impairment testing, is as follows:

	Millions of Euros
Goodwill. Breakdown by CGU and Changes of the year 2014	Balance at the Beginning	Additions(*)	Exchange Difference	Impairment	Rest	Balance at the End
The United States	4,133	65	570	-	(1)	4,767
Mexico	630	-	7	-	-	638
Colombia	227	-	(19)	-	-	208
Chile	66	-	(1)	-	-	65
Rest	12	8	-	-	-	20
Total	5,069	73	557	-	(1)	5,697

The addition in The United States is related to the purchase of Simple (see Note 3)

	Millions of Euros
Goodwill. Breakdown by CGU and Changes of the year 2013	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End
The United States	4,320	-	(187)	-	-	4,133
Mexico	663	-	(33)	-	-	630
Colombia	259	-	(32)	-	-	227
Chile	175	-	(9)	-	(100)	65
Rest	13	-	(1)	-	-	12
Total	5,430	-	(262)	-	(100)	5,069

	Millions of Euros
Goodwill. Breakdown by CGU and Changes of the year 2012	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End
The United States	4,409	-	(85)	-	(4)	4,320
Mexico	632	-	32	-	(1)	663
Colombia	240	-	19	-	-	259
Chile	188	-	11	-	(24)	175
Rest	66	-	-	(54)	-	13
Total	5,535	-	(23)	(54)	(29)	5,430

Impairment Test

As described in Note 2.2.8, the cash-generating units (CGUs) to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This testing is performed at least annually and whenever there is any indication of impairment. As of December 31, 2014, no indicators of impairment have been identified in any of the main CGU.

The Group’s most significant goodwill is that allocated to the CGU in the United States. The calculation of the impairment loss uses the cash flow projections estimated by the Group’s Management, based on the latest budgets available for the next 5 years. Given the potential growth of the banking sector in the United States, in accordance with paragraph 33 of IAS 36, as of December 31, 2014, the Group used a steady growth rate of 4% (same as December 31, 2013 and 2012) to extrapolate the cash flows in perpetuity starting on the fifth year (2019), based on the real GDP growth rate of the United States and expected inflation. This 4% rate is less than the historical average of the past 30 years of the nominal GDP rate of the United States and lower than the real GDP growth forecasted by the IMF. In addition, the United States CGU has a greater relative weight of its business in Texas where it is expected (according to BBVA Research forecasts) that the economic recovery will be better than in the rest of the country.

The rate used to discount the cash flows is the cost of capital assigned to the CGU, and stood at 10.0% as of December 31, 2014 (10.8%, and 11.2% as of December 31, 2013 and 2012, respectively), which consists of the free risk rate plus a risk premium which shows the risks specific to the CGU under review.

The assumptions with a greater relative weight and whose volatility could affect more in determining the present value of the cash flows starting on the fifth year are the discount rate and the growth rate as detailed below:

	Millions of Euros
Sensitivity analysis for main hypotheses (*)	Impact of an increase of 50 basis points	Impact of a decrease of 50 basis points
Discount rate	(842)	713
Rate of increase	1,192	(1,413)

(*)	Based on historical changes, the use of 50 basis points to calculate the sensitivity analysis would be a reasonable variation with respect to the observed variations over the last five years.

Another assumption used, and with a high impact on the impairment test, is the budgets of the CGU and specifically the effect that changes in interest rates have on cash flows. In case of a rise in interest rates in the United States, net interest income would be positively affected and, therefore, the recoverable amount of the CGU would increase.

In previous years, the Group performed the necessary goodwill impairment tests with the following results:

As of December 31, 2013, no impairment was detected in any of the main cash-generating units.

As of December 31, 2012, no impairment was detected in any of the main cash-generating units, except for the immaterial impairment loss of €49 million in the retail business in Europe and €4 million in wholesale business in. This amount was recognized under the heading “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the consolidated income statement for 2012 (see Note 47).

Both the CGU’s fair values in the United States and the fair values assigned to its assets and liabilities had been based on the estimates and assumptions that the Group’s Management has deemed most likely given the circumstances. However, some changes to the valuation assumptions used could result in differences in the impairment test result.

In general, goodwill valuations are reviewed by independent experts by applying different valuation methods on the basis of each asset and liability. The valuation methods used are: The method for calculating the discounted value of future cash flows, the market transaction method and the cost method.

Unnim Acquisition

As stated in Note 3, in 2012 the Group acquired 100% of the share capital of the Unnim Bank (“Unnim”).

Shown below are details of the carrying amount of the consolidated assets and liabilities of Unnim prior to its acquisition and the corresponding fair values, gross of tax, which have been estimated in accordance with the IFRS -3 acquisition method to calculate the goodwill recognized as a result of this acquisition.

	Millions of Euros
Valuation and calculation of badwill for the acquisition of 100% stake in Unnim	Carrying Amount	Fair Value
Acquisition cost (A)
Cash	184	184
Loans and receivables	18,747	18,974
Of which: Asset Protection Schemes (APS)	-	1,744
Financial assets	4,801	4,569
Hedging derivates	571	571
Non-current assets held for sale	707	457
Investments in entities accounted for using the equity method	206	89
Tangible assets	1,090	752
Of which: Real Estate	1,045	708
Intangibles assets obtained from previous business combinations	7	-
Intangible assets identify at the date of the business combination	-	187
Other assets (including inventories)	1,200	658
Financial liabilities	(27,558)	(26,102)
Provisions	(237)	(687)
Other liabilities	(91)	(91)
Deferred tax	932	794
Total fair value of assets and liabilities acquiered (B)	559	355
Non controlling Interest Unnim Group* (C)	(34)	(34)
Badwill (A)-(B)-(C )		(321)

(*)	Non-controlling interests that Unnim Group maintained at July 27, 2012 prior to the acquisition.

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

18.2 Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
Other Intangible Assets	2014	2013	2012
Computer software acquisition expenses	1,519	1,480	1,370
Other deferred charges	22	20	34
Other intangible assets	134	199	303
Impairment	(2)	(9)	(5)
Total	1,673	1,690	1,702

		Millions of Euros
Other Intangible Assets. Changes Over the Period	Notes	2014	2013	2012
Balance at the beginning		1,690	1,702	1,344
Additions		467	543	789
Amortization in the year	44	(535)	(514)	(413)
Exchange differences and other		59	(33)	(18)
Impairment	47	(8)	(9)	-
Balance at the end		1,673	1,690	1,702

The amortization amounts included under this heading for the year 2014, 2013 and 2012 are detailed in Note 44.

As of December 31, 2014, the balance of fully amortized intangible assets that remained in use was €778 million, while their recoverable value is not significant.

19.       Tax assets and liabilities

19.1       Consolidated tax group

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

19.2       Years open for review by the tax authorities

The years open to review in the BBVA Consolidated Tax Group as of 31 December, 2014 are 2010 and subsequent years for the main taxes applicable.

The remainder of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.

In the year 2014 as a consequence of the tax authorities examination reviews, inspections were initiated until the year 2009 inclusive, all of them signed in acceptance during the year 2014.

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

19.3         Reconciliation

The reconciliation of the Group’s corporate income tax expense resulting from the application of the Spanish corporation income tax rate and the income tax expense recognized in the accompanying consolidated income statements is as follows:

	Millions of Euros
	2014		2013		2012
Reconciliation of Taxation at the Spanish Corporation Tax Rate to the Tax Expense Recorded for the Period	Amount	Effective Tax %	Amount	Effective Tax %	Amount	Effective Tax %
Consolidated profit before tax	3,980		2,864		2,111
From continuing operations	3,980		954		1,582
From discontinued operations	-		1,910		529

Taxation at Spanish corporation tax rate 30%	1,194	30.00%	859	30.00%	633	30.00%

Lower effective tax rate from our foreign entities (*)	(318)		(498)		(273)
Mexico	(145)	24.27%	(301)	19.53%	(133)	24.60%
Chile	(71)	(8.36%)	(23)	23.00%	(54)	17.77%
Venezuela	(16)	25.85%	(128)	13.16%	(109)	13.23%
Colombia	2	30.41%	(20)	25.06%	(16)	26.60%
Peru	(12)	27.59%	(59)	20.74%	(18)	26.64%
Others	(76)		33		57
Decrease of tax expense (Amortization of certain goodwill)
Revenues with lower tax rate (dividends)	(88)		(50)		(85)
Equity accounted earnings	(147)		(211)		(316)
Other effects	257		(73)		(176)
Current income tax	898		27		(217)
Of which:
Continuing operations	898		(16)		(352)
Discontinued operations	-		43		135

(*) Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.
The effective income tax rate for the Group in the years ended December 31, 2014, 2013 and 2012 is as follows:

	Millions of Euros
Effective Tax Rate	2014	2013	2012
Income from:
Consolidated Tax Group	(997)	(3,115)	(3,972)
Other Spanish Entities	18	(13)	589
Foreign Entities	4,959	5,992	5,494
Total (*)	3,980	2,864	2,111
Income tax and other taxes	898	27	(217)
Effective Tax Rate	22.56%	0.94%	(10.28)%

(*)	Includes income before taxes from continuing and discontinued transactions

19.4         Income tax recognized in equity

In addition to the income tax expense recognized in the accompanying consolidated income statements, the Group has recognized the following income tax charges for these items in the consolidated total equity:

	Millions of Euros
Tax Recognized in Total Equity	2014	2013	2012
Charges to total equity Debt securities	(953)	(223)
Equity instruments	(188)	(9)	(19)
Subtotal	(1,141)	(232)	(19)
Credits to total equity
Equity instruments
Debt securities and others			196
Subtotal			196
Total	(1,141)	(232)	177

19.5         Deferred taxes

The balance under the heading “Tax assets” in the accompanying consolidated balance sheets includes deferred tax assets. The balance under the “Tax liabilities” heading includes to the Group’s various deferred tax liabilities. The details of the most important tax assets and liabilities are as follows:

	Millions of Euros
Tax Assets and Liabilities	2014	2013	2012
Tax assets- Current	2,035	2,502	1,851
Deferred	10,391	9,202	9,859
Pensions	902	750	1,220
Portfolio	920	1,138	1,839
Other assets (investments in subsidiaries)	535	456	277
Impairment losses	1,041	790	2,682
Other	905	512	1,375
Secured tax assets (*)	4,881	4,373	-
Tax losses	1,207	1,183	2,466
Total	12,426	11,704	11,710
Tax Liabilities-
Current	980	993	1,058
Deferred	3,177	1,537	2,762
Portfolio	2,096	925	1,100
Charge for income tax and other taxes	1,081	612	1,662
Total	4,157	2,530	3,820

(*)	Laws guaranteeing the deferred tax assets have been approved in Spain and Portugal in 2013 and 2014.

Of the deferred tax assets contained in the above table, the detail of the items and amounts guaranteed by the Spanish and Portuguese governments, broken down by the items that originated those assets is as follows:

	Millions of Euros

Secured tax assets	2014	2013
Pensions	1,741	1,565
Impairment losses	3,140	2,808
Total	4,881	4,373

As of December 31, 2014, non-guaranteed net deferred tax assets of the above table amounted to €2,332 million (€3,291 million in 2013 and €7,097 million in 2012), which broken down by major geographies is as follows:

—

Spain: Net deferred tax assets recognized in Spain totaled €1,383 million in 2014 (€2,322 million in 2013 and €6,183 million in 2012). €1,205 million of the figure recorded in the year 2014 for net deferred tax assets related to tax credits and tax loss carry forwards and €178 million relate to temporary differences.

—

Mexico: Net deferred tax assets recognized in Mexico amounted to €399 million in 2014 (€402 million in 2013 and €279 million in 2012). 99.93% of deferred tax assets as of December 31, 2014 relate to temporary differences. The remainder are tax credits carry forwards.

—

South America: Net deferred tax assets recognized in South America amounted to €364 million in 2014 (€379 million in 2013 and €418 million in 2012). All the deferred tax assets relate to temporary differences.

—

United States: Net deferred tax assets recognized in the United States amounted to €160 million in 2014 (€130 million in 2014 and €125 million in 2012). All the deferred tax assets relate to temporary differences.

Based on the information available at year end, including historical levels of benefits and projected results available to the Bank for the coming years, it is considered that sufficient taxable income will be generated for the recovery of referred unsecured deferred tax assets when they become deductible according to the tax laws.

As of December 31, 2014, 2013 and 2012 the aggregate amount of temporary differences associated with investments in foreign subsidiaries, branches and associates and investments in joint venture entities, for which no deferred tax liabilities have been recognized in the accompanying consolidated balance sheets, were €497, €297 million and €267 million, respectively.

20.     Other assets and liabilities

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

		Millions of Euros

Other Assets and Liabilities. Breakdown by Nature	2014	2013	2012
ASSETS-
Inventories	4,443	4,636	4,223
Real estate companies	4,389	4,556	4,059
Others	54	79	164
Transactions in transit	230	223	886
Accruals	706	643	660
Unaccrued prepaid expenses	491	452	475
Other prepayments and accrued income	215	190	185
Other items	2,715	2,183	1,899
Total	8,094	7,684	7,668
LIABILITIES-
Transactions in transit	77	58	440
Accruals	2,370	2,199	2,303
Unpaid accrued expenses	1,772	1,592	1,648
Other accrued expenses and deferred income	598	608	655
Other items	2,072	2,204	1,843
Total	4,519	4,460	4,586

The heading “Inventories” includes the net book value of land and building purchases that the Group’s Real estate entities have available for sale or as part of their business. Balances under this heading include mainly real estate assets acquired by these entities from distressed customers (mostly in Spain), net of their corresponding losses. The losses included under the heading “Financial losses on other assets (Net)” of the accompanying consolidated financial statements were €192, €270 million and €956 million for the years ended December 31, 2014, 2013 and 2012 respectively (see Note 47).The roll-forward of our inventories from distressed customers is provided below:

	Millions of Euros

Inventories from Distressed Customers	2014	2013	2012
Gross value
Balance at the beginning	9,343	8,706	8,633
Acquisitions	479	896	817
Disposals	(973)	(889)	(830)
Others	268	630	86
Balance at the end	9,117	9,343	8,706
Accumulated impairment losses	(4,898)	(4,939)	(4,747)
Carrying amount	4,219	4,396	3,959

21.      Financial liabilities at amortized cost

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

		Millions of Euros

Financial Liabilities at Amortized Cost	Notes	2014	2013	2012
Deposits from Central Banks	9	28,193	30,893	46,475
Deposits from Credit Institutions	21.1	65,168	52,423	55,675
Customer deposits	21.2	319,060	300,490	282,795
Debt certificates	21.3	58,096	64,120	86,255
Subordinated liabilities	21.4	14,095	10,556	11,815
Other financial liabilities	21.5	7,288	6,067	7,792
Total		491,899	464,549	490,807

21.1    Deposits from credit institutions

The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

		Millions of Euros

Deposits from Credit Institutions	Notes	2014	2013	2012
Reciprocal accounts		218	333	280
Deposits with agreed maturity		26,731	27,088	30,022
Demand deposits		5,082	2,485	3,404
Other accounts		51	342	206
Repurchase agreements	34	32,935	22,007	21,533
Subtotal		65,017	52,255	55,445
Accrued interest until expiration		151	168	230
Total		65,168	52,423	55,675

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets, excluding interest accrued pending maturity, is as follows:

	Millions of Euros
Deposits from Credit Institutions 2014	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	1,327	6,444	2,442	10,213
Rest of Europe	1,191	9,881	27,932	39,004
Mexico	125	1,065	1,873	3,063
The United States	1,669	4,733	-	6,402
South Amércia	961	3,193	456	4,610
Rest of the world	33	1,461	231	1,725
Total	5,306	26,777	32,935	65,017

		Millions of Euros
Deposits from Credit Institutions 2013	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	806	7,781	562	9,149
Rest of Europe	291	9,222	17,313	26,826
Mexico	166	2,071	3,594	5,831
South America	546	2,816	388	3,750
The United States	990	4,726	-	5,716
Rest of the world	19	813	150	982
Total	2,818	27,429	22,007	52,254

	Millions of Euros
Deposits from Credit Institutions 2012	Demand Deposits & Reciprocal Accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	2,078	8,407	1,157	11,642
Rest of Europe	260	11,584	6,817	18,661
Mexico	220	1,674	12,967	14,861
South America	477	3,455	376	4,308
The United States	619	4,759	216	5,594
Rest of the world	31	349	-	380
Total	3,685	30,228	21,533	55,445

21.2        Customer deposits

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

		Millions of Euros
Customer Deposits	Notes	2014	2013	2012
Government and other government agencies		22,120	25,058	32,439
Spanish		7,620	5,913	5,185
Foreign		11,457	10,618	10,611
Repurchase agreements	34	3,022	8,512	16,607
Accrued interests		21	15	36
Other resident sectors		134,600	136,634	119,360
Current accounts		35,476	32,430	28,653
Savings accounts		24,033	21,128	19,554
Fixed-term deposits		60,783	69,976	61,972
Repurchase agreements	34	13,306	11,608	8,443
Other accounts		496	950	53
Accrued interests		506	542	685
Non-resident sectors		162,341	138,799	130,998
Current accounts		60,938	57,502	53,088
Savings accounts		41,522	33,245	34,797
Fixed-term deposits		51,014	39,781	38,490
Repurchase agreements	34	8,289	7,740	3,999
Other accounts		182	201	236
Accrued interests		396	330	388
Total		319,060	300,490	282,796
Of which:
In euros		160,078	160,172	150,093
In foreign currency		158,983	140,318	132,702
Of which:
Deposits from other creditors without valuation adjustment		318,387	299,660	281,984
Accrued interests		673	830	811

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument and geographical area, excluding valuation adjustments, is as follows:

	Millions of Euros
Customer Deposits 2014	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	43,235	24,054	66,111	9,781	143,181
Rest of Europe	2,088	532	7,350	8,036	18,006
Mexico	22,550	9,592	8,156	6,358	46,657
South America	22,992	14,159	20,227	441	57,819
The United States	18,962	19,333	12,571	2	50,867
Rest of the world	734	-	873	-	1,607
Total	110,561	67,670	115,289	24,617	318,137

	Millions of Euros
Customer Deposits 2013	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	37,540	21,147	71,710	12,433	142,829
Rest of Europe	2,192	269	7,881	8,902	19,244
Mexico	19,902	8,583	6,670	5,758	40,913
South America	24,257	14,057	17,245	659	56,218
The United States	17,532	12,348	9,141	108	39,128
Rest of the world	305	70	897	-	1,272
Total	101,727	56,473	113,544	27,860	299,604

	Millions of Euros
Customer Deposits 2012	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	32,663	19,729	63,025	21,594	137,011
Rest of Europe	2,494	278	5,796	4,635	13,203
Mexico	19,029	7,990	8,187	2,061	37,267
South Amercia	22,381	14,423	17,186	759	54,749
The United States	15,415	13,946	9,473	-	38,834
Rest of the world	209	53	362	-	624
Total	92,191	56,419	104,029	29,049	281,687

21.3        Debt certificates (including bonds and debentures)

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Certificates	2014	2013	2012
Promissory notes and bills	1,070	1,318	11,156
Bonds and debentures	57,026	62,802	75,099
Total	58,096	64,120	86,255

The changes in the balances under this heading, together with the “Subordinated Liabilities” for 2014, 2013 and 2012 are included in Note 54.2.

21.3.1        Promissory notes and bills

The breakdown of the balance under this heading, by currency, is as follows:

	Millions of Euros
Promissory notes and bills	2014	2013	2012
In euros	410	1,231	10,346
In other currencies	660	88	810
Total	1,070	1,318	11,156

These promissory notes were issued by BBVA Banco de Financiación, S.A., BBVA Senior Finance, S.A. Unipersonal and BBVA US Senior, S.A. Unipersonal. The promissory notes issued by BBVA Banco de Financiación, S.A., BBVA Senior Finance, S.A. Unipersonal and BBVA US Senior, S.A. Unipersonal, are guaranteed jointly, severally and irrevocably by the Bank.

21.3.2 Bonds and debentures issued

The breakdown of the balance under this heading, by financial instrument and currency, is as follows:

	Millions of Euros
Bonds and debentures issued	2014	2013	2012
In Euros -	43,890	51,373	63,355
Non-convertible bonds and debentures at floating interest rates	2,376	177	3,141
Non-convertible bonds and debentures at fixed interest rates	8,555	11,818	14,429
Mortgage Covered bonds	26,119	31,715	35,765
Hybrid financial instruments	234	318	248
Securitization bonds made by the Group	4,741	5,830	5,484
Other securities	-	-	-
Accrued interest and others (*)	1,865	1,515	4,288
In Foreign Currency -	13,136	11,429	11,745
Non-convertible bonds and debentures at floating interest rates	588	1,387	2,163
Non-convertible bonds and debentures at fixed interest rates	9,898	7,763	7,066
Mortgage Covered bonds	117	185	225
Hybrid financial instruments	1,945	1,514	1,550
Other securities associated to financial activities	-	-	-
Securitization bonds made by the Group	474	518	697
Other securities	-	-	-
Accrued interest and others (*)	114	62	44
Total	57,026	62,802	75,099

(*) Hedging operations and issuance costs.

Most of the foreign-currency issuances are denominated in US dollars.

The senior debt issued by BBVA Senior Finance, S.A.U., BBVA U.S. Senior, S.A.U. and BBVA Global Finance, Ltd. are guaranteed jointly, severally and irrevocably by the Bank and are mainly non-convertible bonds and debentures.

The following table shows the weighted average interest rates of fixed and floating rate bonds and debentures issued in euros and foreign currencies outstanding in 2014, 2013 and 2012:

	2014		2013		2012
Interests Rates of Promissory Notes and Bills Issued	Euros	Foreign Currency	Euros	Foreign Currency	Euros	Foreign Currency
Fixed rate	3.72%	4.83%	3.86%	4.46%	3.89%	5.87%
Floating rate	2.64%	4.19%	3.34%	3.49%	3.78%	4.29%

21.4        Subordinated liabilities

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

		Millions of Euros
Subordinated Liabilities	Notes	2014	2013	2012
Convertible		2,735	1,088	1,238
Convertible perpetual securities		2,735	1,088	-
Convertible subordinated debt		-	-	1,238
Non-convertible		10,871	9,171	9,884
Preferred Stock		1,910	1,827	1,847
Other subordinated liabilities		8,961	7,344	8,021
Subtotal		13,606	10,259	11,106
Valuation adjustments and other concepts (*)		489	297	709
Total	21	14,095	10,556	11,815

(*) Includes accrued interest payable and valuation adjustment of hedging derivatives

Of the above, the issuances of BBVA International, Ltd., BBVA Capital Finance, S.A.U., BBVA International Preferred, S.A.U., BBVA Subordinated Capital, S.A.U., BBVA Global Finance, Ltd., Caixa de Manlleu Preferents, S.A. Unipersonal, Caixa Terrassa Societat de Participacions Preferents, S.A. Unipersonal and CaixaSabadell Preferents, S.A. Unipersonal, are jointly, severally and irrevocably guaranteed by the Bank.

These issuances are non-convertible subordinated debt and accordingly, for debt seniority purposes, they rank behind ordinary debt, but ahead of the Bank’s shareholders, respecting nonetheless any debtor ranking that may exist among them. The breakdown of this heading in the accompanying consolidated balance sheets, excluding valuation adjustments, by currency of issuance and interest rate is shown in Appendix VI.

The balance variances are mainly due to the following transactions:

Contingent convertible securities

During 2014 and 2013 respectively, BBVA issued perpetual securities eventually convertible into common stock of BBVA, (Additional level I capital instruments) without pre-emption rights, for a total amount of €1,500 million and $1,500 million (€1,235 million as of December 31, 2014). Both issuances were targeted only towards qualified foreign investors and in any case would not be made or subscribed in Spain or by Spanish-resident investors. These securities are listed in the Singapore Exchange Securities Trading Limited. These convertible perpetual securities are convertible into common stock if the trigger event occurs, that is, if BBVA’s Common Equity Tier 1 capital ratio falls below 5.125%.

Conversion of subordinated bond issues

As of June 30, 2013, BBVA proceeded a mandatory conversion of the December 2011 convertible bonds outstanding. As of July 3, 2013, an increase in the Bank’s common stock was carried out to satisfy the requirement of this conversion by the issue and distribution of 192,083,232 common stock at a par value of 0.49€ each, amounting to a total of €94,120,783.68, with the share premium being €1,143,279,396.8640.

Preferred securities

The breakdown by issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Preferred Securities by Issuer	2014	2013	2012
BBVA International Preferred, S.A.U. (*)	1,750	1,666	1,695
Unnim Group (**)	109	109	95
BBVA Capital Finance, S.A.U. (***)	25	29	32
Phoenix Loan Holdings, Inc.	20	15	16
BBVA International, Ltd. (***)	7	8	9
Total	1,910	1,827	1,847

(*)	Listed on the London and New York stock markets.

(**)

Unnim Group: Issues prior to the acquisition by BBVA. As of December 31, 2014, the outstanding balance of these issues after the exchange of certain issues of preferred securities for BBVA shares carried out in October 2012.

(***)

Issues traded on the AIAF market in Spain. As of December 31, 2014, the outstanding balances of these issues correspond to the holders of preferred securities who in December 2011 did not take part in the exchange of those preferred security issues for subordinated bonds.

These issues were fully subscribed by third parties outside the Group and are wholly or partially redeemable at the issuer company’s option after five or ten years from the issue date, depending on the terms of each issue and with prior consent from the Bank of Spain.

Amortization of preferred securities

On December 19, 2014 the amortization in full of preferred securities called “Issue of Series E Preferred Securities” and “Issue of Series F Preferred Securities” was announced. at their nominal amount of €633 million and 251 million pounds (approximately €323 million as of December 31, 2014) respectively. These issues were made by BBVA International Preferred, S.A. Unipersonal on October 19, 2009. On January 21, 2015, after obtaining the necessary authorizations, BBVA International Preferred, S.A. Unipersonal proceeded to its effective amortization.

Other subordinated liabilities

Subordinated bonds

In April 2014 there was an issuance of subordinated bonds by BBVA Subordinated Capital, S.A.U. in an amount of €1,500 million and it is guaranteed jointly and irrevocably by BBVA and is listed in the London Stock Exchange.

Early retirement of subordinated debt

On September 23, 2014, BBVA announced the early retirement of the outstanding nominal amount of €633 million of the issue “Subordinated debt – October 04”. On October 20, 2014, after having obtained the necessary approvals, BBVA completed the retirement.

21.5        Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other financial liabilities	2014	2013	2012
Creditors for other financial liabilities	1,692	1,349	2,128
Collection accounts	2,402	2,750	2,513
Creditors for other payment obligations (*)	3,194	1,968	3,151
Total	7,288	6,067	7,792

(*) As of December 31, 2014, includes €69 million corresponding to the remuneration to shareholders who choose to be paid in cash through the “Dividend Option” paid on January 14, 2015.

22.     Insurance and reinsurance contracts

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

There are two types of life-saving insurance products: individual insurance, which seeks to provide the customer with savings for retirement or other events, and group insurance, which is taken out by employers to cover their commitments to their employees.

The most significant provisions recognized by consolidated insurance subsidiaries with respect to insurance policies issued by them are under the heading “Liabilities under insurance contracts” in the accompanying consolidated balance sheets.

The breakdown of the balance under this heading is as follows:

	Millions of Euros
Liabilities under Insurance Contracts Technical Reserve and Provisions	2014	2013	2012
Mathematical reserves	9,352	8,816	7,951
Provision for unpaid claims reported	578	496	550
Provisions for unexpired risks and other provisions	530	522	519
Total	10,460	9,834	9,020

The cash flows of those liabilities under insurance contracts are shown below:

	Millions of Euros
Maturity	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Liabilities under insurance contracts	1,046	1,444	1,517	6,452	10,460

The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are actuarial and financial methods and modeling techniques approved by the respective country’s insurance regulator or supervisor. The most important insurance entities are located in Spain and Mexico (which together account for approximately 95% of the insurance revenues), where the modeling methods and techniques are reviewed by the insurance regulator in Spain (General Directorate of Insurance) and Mexico (National Insurance and Bonding Commission), respectively. The modeling methods and techniques used to calculate the mathematical reserves for the insurance products primarily involve the valuation of the estimated future cash flows, discounted at the technical interest rate for each policy. To ensure this technical interest rate, asset-liability management is carried out, acquiring a portfolio of securities that generate the cash flows needed to cover the payment commitments assumed with the customers.

The table below shows the key assumptions used in the calculation of the mathematical reserves for insurance products in Spain and Mexico, respectively:

	Mortality table		Average technical interest type
MATHEMATICAL RESERVES	Spain	Mexico	Spain	Mexico
Individual life insurance (1)	GKM80/GKM95/ Own tables	Tables of the Comision Nacional De Seguros y Fianzas 2000-individual	0.3 - 3.6%	2.5%
Group insurance(2)	PERM/F2000NP	Tables of the Comision Nacional De Seguros y Fianzas 2000-group	1.7 - 4.5%	5.5%

(1)     Provides coverage in the case of one or more of the following events: death and disability

(2)     Insurance policies purchased by companies (other than Group BBVA entities) on behalf of their employees

The table below shows the mathematical reserves by type of product as of December 31, 2014, 2013 and 2012 (see Note 22):

	Millions of Euros
Technical Reserves by type of insurance product	2014	2013	2012
Mathematical reserves	9,352	8,816	7,951
Individual life insurance (1)	6,916	5,695	4,777
Savings	6,498	4,907	3,996
Risk	418	788	781
Group insurance (2)	2,436	3,121	3,174
Savings	1,869	3,000	3,083
Risk	567	121	91
Provision for unpaid claims reported	578	496	550
Provisions for unexpired risks and other provisions	530	522	519
Total	10,460	9,834	9,020

(1) Provides coverage in the event of death or disability (2) The insurance policies purchased by employers (other than BBVA Group) on behalf of its employees

The table below shows the contribution of each insurance product to the Group’s income (see Note 42) in 2014 and 2013:

	Millions of Euros
Revenues by type of insurance product	2014	2013	2012
Life insurance	599	549	610
Individual	272	303	434
Savings	67	52	41
Risk	205	251	392
Group insurance	327	247	175
Savings	90	62	11
Risk	237	185	164
Non-Life insurance	309	381	375
Home insurance	117	120	147
Other non-life insurance products	192	261	228
Total	908	930	985

The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries. As of December 31, 2014, 2013 and 2012 the balance is €559, €619 and €50 million, respectively.

23.     Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

	Millions of Euros
Provisions. Breakdown by concepts	2014	2013	2012
Provisions for pensions and similar obligations (Note 24)	5,970	5,512	5,777
Provisions for taxes and other legal contingencies	262	208	406
Provisions for contingent risks and commitments	381	346	322
Other provisions (*)	831	787	1,329
Total	7,444	6,853	7,834

(*) Provisions or contingencies that, individually, are not significant.

The changes in the heading “Provisions for contingent risks and commitments” in the accompanying consolidated balance sheets are presented in Note 7.3.8. together with the changes in impairment losses of other financial instruments.

The change in provisions for pensions and similar obligations for the years ended December 31, 2014, 2013 and 2012 is as follows:

		Millions of Euros
Provisions for Pensions and Similar Obligations. Changes Over the Period	Notes	2014	2013	2012
Balance at the beginning		5,512	5,777	5,577
Add -
Charges to income for the year		1,004	605	683
Interest expenses and similar charges	36.2	172	199	257
Personnel expenses	43.1	58	70	54
Provision expenses		774	336	373
Charges to equity (*)	24.2	497	12	462
Transfers and other changes		75	(65)	19
Less -
Benefit payments		(854)	(817)	(813)
Employer contributions		(264)	-	(151)
Balance at the end		5,970	5,512	5,777

(*) Correspond to actuarial losses (gains) arising from certain defined-benefit post-employment pension commitments and other similar benefits recognized in “Equity” (See Note 2.2.12).

	Millions of Euros
Provisions for Taxes, Legal Contingents and Other Provisions. Changes Over the Period	2014	2013	2012
Balance at beginning	995	1,735	1,628
Add -
Charge to income for the year	387	344	245
Acquisition of subsidiaries	-	-	678
Transfers and other changes	-	-	-
Less -
Available funds	(75)	(148)	(90)
Amount used and other variations	(214)	(880)	(720)
Disposal of subsidiaries	-	(56)	(6)
Balance at the end	1,093	995	1,735

Ongoing legal proceedings and litigation

Several entities of the Group are party to legal actions in a number of jurisdictions (including, among others, Spain, Mexico and the United States) arising in the ordinary course of business. According to the procedural status of these proceedings and the criteria of the respective lawyers, BBVA considers that none of such actions is material, individually or in the aggregate, and none is expected to result in a material adverse effect on the Group’s financial position, results of operations or liquidity, either individually or in the aggregate. The Group’s Management believes that adequate provisions have been made in respect of such legal proceedings and considers that the possible contingencies that may arise from such on-going lawsuits are not material enough to require disclosure to the markets.

24.     Pensions and other post-employment commitments

As stated in Note 2.2.12, the Group has assumed commitments with employees including defined contribution plans, defined benefit plans (see Glossary) and medical benefits.

Employees are covered by defined contribution plans in practically all of the countries in which the Group operates, with the plans in Spain and Mexico being the most significant. Most defined benefit plans are closed to new employees and with liabilities relating largely to inactive employees, the most significant being those in Spain, Mexico and the United States. In Mexico, the Group provides post-retirement medical benefits to a closed group of employees and their family members.

The breakdown of the balance sheet net defined benefit liability for financial years 2014, 2013 and 2012 is provided below:

	Millions of Euros
Net Defined Benefit Liability (asset) on the Balance Sheet	2014	2013	2012
Pension commitments	4,737	4,266	4,463
Early retirement commitments	2,803	2,634	2,758
Medical benefits commitments	1,083	811	985
Total commitments	8,622	7,711	8,205
Pension plan assets	1,697	1,436	1,535
Early retirement plan assets	-	-	-
Medical benefit plan assets	1,240	938	895
Total plan assets	2,937	2,374	2,430
Total net liability / asset on the balance sheet	5,685	5,337	5,775
Of which:
Net asset on the balance sheet (1)	(285)	(175)	(2)
Net liability on the balance sheet (2)	5,970	5,512	5,777

(1)	Recorded under the heading “Other Assets - Other” of the consolidated balance sheet (See Note 21)
(2)	Recorded under the heading “Provisions - Provisions for pensions and similar obligations” of the consolidated balance sheet (See Note 23)

The amounts relating to post-employment benefits charged to the profit and loss account and other comprehensive income for financial year 2014, 2013 and 2012 are as follows:

		Millions of Euros
Consolidated Income Statement Impact	Notes	2014	2013	2012
Interest and similar expenses (*)	36.2	172	199	256
Interest expense		336	342	367
Interest income		(165)	(143)	(110)
Personnel expenses		121	150	138
Defined contribution plan expense	43.1	63	80	84
Defined benefit plan expense	43.1	58	70	54
Provisions (net)	45	816	373	433
Early retirement expense		681	336	276
Past service cost expense		(29)	6	17
Remeasurements (**)		93	-	97
Other provision expenses		71	31	43
Total impact on Income Statement: Debit (Credit)		1,109	722	827

(*)	Interest and similar charges includes interest charges/credits.

(**)	Actuarial losses (gains) on remeasurement of the net defined benefit liability relating to early retirements in Spain and other similar benefits (see Note 2.2.12).

The amounts relating to post-employment benefits charged to the balance sheets as of December 31, 2014, 2013 and 2012 are as follows:

		Millions of Euros
Equity Impact	Notes	2014	2013	2012
Defined benefit plans		353	70	436
Post-employment medical benefits		144	(58)	26
Total impact on equity: Debit (Credit) (*)	23	497	12	462

(*) Actuarial gains (losses) on remeasurement of the net defined benefit liability relating to pension commitments before income taxes.

24.1     Defined benefit plans

Defined benefit pension commitments relate mainly to employees who have already retired or taken early retirement from the Group, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. For the latter the Group pays the required premiums to fully insure the related liability. The change in these pension commitments during financial years 2014, 2013 and 2012 is presented below.

	Millions of Euros
	2014			2013			2012
Pension Commitments	Defined Benefit Obligation	Plan Assets	Net Liability (asset)	Defined Benefit Obligation	Plan Assets	Net Liability (asset)	Defined Benefit Obligation	Plan Assets	Net Liability (asset)
Balance at the beginning	7,329	1,990	5,340	7,817	2,042	5,775	7,301	1,743	5,558
Current service cost	58	-	58	70	-	70	54	1	53
Interest income or expense	336	165	172	342	143	199	354	124	229
Contributions by plan participants	1	1	-	1	1	-	-	-	-
Employer contributions	-	264	(264)	-	256	(256)	0	6	(5)
Past service costs (1)	652	-	652	342	-	342	276	-	276
Return on plan assets (2)	-	178	(178)	-	(286)	286	-	136	(136)
Remeasurements arising from changes in demographic assumptions	31	-	31	3	-	3	-	-	-
Remeasurements arising from changes in financial assumptions	724	-	724	(289)	-	(289)	533	25	508
Other actuarial gain and losses	13	-	13	4	-	4	48	-	48
Benefit payments	(940)	(86)	(854)	(888)	(70)	(817)	(881)	(68)	(813)
Settlement payments	-	-	-	(1)	(1)	-	-	-	-
Business combinations and disposals	-	-	-	-	-	-	65	-	65
Effect on changes in foreign exchange rates	43	53	(10)	(121)	(93)	(29)	55	57	(2)
Other effects	(8)	(10)	2	48	-	48	11	18	(7)
Balance at the end	8,240	2,555	5,687	7,327	1,990	5,337	7,817	2,042	5,775
Of which
Spain	5,830	-	5,830	5,393	-	5,393	5,620	-	5,620
Mexico	1,643	1,908	(266)	1,313	1,490	(177)	1,543	1,502	41
The United States	362	324	38	276	244	32	313	293	20

(1) Including gains and losses arising from settlements. (2) Excluding interest, which is recorded under “Interest income or expense”.
The balance under the heading “Provisions - Provisions for pensions and similar obligations” of the accompanying consolidated balance sheet as of December 31, 2014 includes €280 million relating to post-employment benefit commitments of former members of the Board of Directors and the Bank’s Management Committee.

The most significant commitments are those in Spain and Mexico and, to a lesser extent, in the United States. The remaining commitments are located mostly in Portugal and South America. Unless otherwise required by local regulation, all defined plans have been closed to new entrants, who instead are able to participate in the Group’s defined contribution plans. We include a detailed breakdown for Spain, México and the United States which, in aggregate, account for approximately 95% of the total commitments.

In order to guarantee the good governance of these systems the Group has established specific Benefits Committees. These committees include members from the different areas of the business to ensure that all decisions are made taking into consideration all of the associated impacts. Both the costs and the present value of the commitments are determined by independent qualified actuaries using the “projected unit credit” method.

The following table sets out the key actuarial assumptions used in the valuation of these commitments:

	2014			2013			2012
Actuarial Assumptions	Spain	Mexico	USA	Spain	Mexico	USA	Spain	Mexico	USA
Discount rate	2.25%	8.75%	3.97%	3.50%	9.49%	4.86%	3.50%	8.20%	4.03%
Rate of salary increase	2.00%	4.75%	3.25%	3.00%	4.75%	3.25%	3.00%	4.75%	3.50%
Rate of pension increase		2.13%			2.13%			2.13%
Medical cost trend rate		6.75%			6.75%			6.75%

Mortality tables	PERM/F 2000P	EMSSA 97	RP 2014	PERM/F 2000P	EMSSA 97	RP 2000 Projected & adjusted	PERM/F 2000P	EMSSA 97	RP 2000 Projected & adjusted

Discount rates used to value future benefit cash flows have been determined by reference to high quality corporate bonds (Note 2.2.12) of the appropriate currency (Euro in the case of Spain, Mexican peso for Mexico and USD for the United States).

The expected return on plan assets has been set in line with the adopted discount rate.

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

Changes in the main actuarial assumptions may affect the valuation of the commitments. The table below shows the sensitivity of the benefit obligations to changes in the key assumptions:

		Millions of Euros
		2014		2013
Sensitivity Analysis	Basis points change	Increase	Decrease	Increase	Decrease
Discount rate	50	(328)	360	(275)	301
Rate of salary increase	50	10	(10)	17	(17)
Rate of pension increase	50	17	(16)	16	(15)
Medical cost trend rate	100	201	(159)	148	(118)
Change in obligation from each additional year of longevity		126		87

The sensitivities provided above have been determined at the date of these consolidated financial statements, and reflect solely the impact of changing one individual assumption at a time, keeping the rest of the assumptions unchanged, thereby excluding the effects which may result from combined assumption changes.

In addition to the commitments to employees shown above, the Group has other less material commitments. These include long-service awards, which consist of either an established monetary award or some vacation days granted to certain groups of employees when they complete a given number of years of service. As of December 31, 2014, 2013 and 2012 the actuarial liabilities for the outstanding awards amounted to €45, €47 million and €50 million, respectively. These commitments are recorded under the heading “Other provisions” of the accompanying consolidated balance sheet (see Note 23).

As described above, the Group maintains both pension and medical benefit commitments with their employees. Further details are provided below on each of these.

Pension commitments

These commitments relate mostly to pensions already in payment, and which have been determined based on salary and years of service in accordance with the specific plan rules. For most plans pension payments are due on retirement, death and long term disability.

In addition, during 2014, Group entities in Spain offered certain employees the option to take early retirement (that is, earlier than the age stipulated in the collective labor agreement in force). This offer was accepted by 1,706 employees (1,055 and 633 in 2013 and 2012 respectively). These commitments include both the liability for the benefit payments due as well as the contributions payable to external pension funds during the early retirement period. As at 31 December 2014, 2013 and 2012 the value of these commitments amounted to €2,803, €2,634 and €2,758 million respectively.

The change in the defined benefit plan obligations and plan assets during financial year 2014 was as follows:

				Millions of Euros
	Defined Benefit Obligation			Plan Assets			Net Liability (asset)
2014	Spain	Mexico	USA	Spain	Mexico	USA	Spain	Mexico	USA
Balance at the beginning	5,395	514	276	-	552	244	5,395	(38)	32
Current service cost	18	7	5	-	-	-	18	7	5
Interest income or expense	169	48	14	-	52	12	169	(3)	2
Contributions by plan participants	-	-	-	-	-	-	-	-	-
Employer contributions	-	-	-	-	72	2	-	(72)	(2)
Past service costs (1)	683	-	(20)	-	-	-	683	-	(20)
Return on plan assets (2)	-	-	-	-	27	47	-	(27)	(47)
Remeasurements arising from changes in demographic assumptions	-	1	31	-	-	-	-	1	31
Remeasurements arising from changes in financial assumptions	398	38	39	-	-	-	398	38	39
Other actuarial gain and losses	(4)	-	(3)	-	-	-	(4)	-	(3)
Benefit payments	(847)	(40)	(12)	-	(40)	(9)	(847)	-	(3)
Settlement payments	-	-	-	-	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-	-	-	-	-
Effect on changes in foreign exchange rates	1	5	38	-	6	32	1	-	6
Other effects	17	-	(4)	-	-	(4)	17	-	(1)
Balance at the end	5,830	574	362	-	668	324	5,830	(95)	38
Of which
Vested benefit obligation relating to current employees	221						221
Vested benefit obligation relating to retired employees	5,609						5,609

(1)	Including gains and losses arising from settlements.
(2)	Excluding interest, which is recorded under “Interest income or expense”.

The change in net defined benefit plan liabilities (assets) during financial years 2013 and 2012 was as follows:

	Millions of Euros
	2013: Net liability (asset)			2012: Net liability (asset)
	Spain	Mexico	USA	Spain	Mexico	USA
Balance at the beginning	5,620	(33)	20	5,502	(29)	2
Current service cost	20	9	5	12	8	6
Interest income or expense	178	(3)	1	224	(3)	-
Contributions by plan participants	-	-	-	-	-	-
Employer contributions	-	(64)	-	-	(1)	-
Past service costs (1)	337	-	-	256	(11)	-
Return on plan assets (2)	-	98	43	-	(49)	(5)
Remeasurements arising from changes in demographic assumptions	-	-	3	-	-	-
Remeasurements arising from changes in financial assumptions	-	(59)	(34)	362	29	13
Other actuarial gain and losses	(4)	14	(2)	-	24	8
Benefit payments	(807)	(1)	(2)	(801)	-	(3)
Settlement payments	-	-	-	-	-	-
Business combinations and disposals	-	-	-	65	-	-
Effect on changes in foreign exchange rates	-	1	(1)	-	(1)	0
Other effects	49	-	(2)	-	-	(1)
Balance at the end	5,393	(38)	32	5,620	(33)	20
Of which
Vested benefit obligation relating to current employees	213	-	-	216	-	-
Vested benefit obligation relating to retired employees	5,180	-	-	5,403	-	-

In Spain, local regulation requires that pension and death benefit commitments must be funded, either through a qualified pension plan or an insurance contract.

These insurance contracts meet the requirements of IAS 19 regarding the non-recoverability of contributions. However, a significant number of the insurance contracts are held with BBVA Seguros, S.A. – a consolidated subsidiary – and consequently these insurance contracts are not considered plan assets under IAS 19. For this reason, the liabilities insured under these contracts are fully recognized under the heading “Provisions – Provisions for pensions and similar obligations” of the accompanying consolidated balance sheet (see Note 23), whereas the assets held by the insurance company are all included within the Group’s consolidated assets (recognized according to the classification of the corresponding financial instruments). As of 31 December, 2014 the fair value of these separate assets was €2,751 million, representing direct rights of the insured employees held in the consolidated balance sheet, hence these benefits are effectively fully funded,

On the other hand, some pension commitments have been funded through insurance contracts held with insurance companies not related to the Group, and can therefore be considered qualifying insurance contracts and plan assets under IAS 19. In this case the accompanying consolidated balance sheet reflects the value of the obligations net of the fair value of the qualifying insurance contracts. As of December 31, 2014, 2013 and 2012, the fair value of the aforementioned insurance contracts (€382, €385 and €389 million, respectively) exactly match the value of the corresponding obligations and therefore no amount for this item has been recorded in the accompanying consolidated balance sheet.

Pensions are paid by the insurance companies with whom BBVA has effected the insurance contracts and to whom all insurance premiums have been paid. The premiums are determined by the insurance companies using “cash flow matching” techniques to ensure that benefits can be met when due, guaranteeing both the actuarial and interest rate risk.

In Mexico, there is a defined benefit plan for employees hired prior to 2001. Other employees participate in a defined contribution plan. External funds/trusts have been constituted locally to meet benefit payments as required by local regulation.

In The United States there are mainly two defined benefit plans, both closed to new employees, who instead are able to join a defined contribution plan. External funds/trusts have been constituted locally to fund the plans, as required by local regulation.

Medical benefit commitments

In Mexico there is a medical benefit plan for employees hired prior to 2007. New employees from 2007 are covered by medical insurance policy. An external trust has been constituted locally to meet the commitments, in accordance with local legislation and Group policy. The change in medical plan obligations and plan assets during financial years 2014, 2013 and 2012 was as follows:

	Millions of Euros
	2014			2013			2012
Medical Benefits Commitments	Defined Benefit Obligation	Plan assets	Net liability (asset)	Defined Benefit Obligation	Plan assets	Net liability (asset)	Defined Benefit Obligation	Plan assets	Net liability (asset)
Balance at the beginning	799	938	(140)	970	895	75	761	732	29
Current service cost	23	-	23	30	-	30	26	-	26
Interest income or expense	76	90	(14)	79	75	4	70	69	1
Contributions by plan participants	-	-	-	-	-	-	-	-	-
Employer contributions	-	183	(183)	-	186	(186)	-	2	(2)
Past service costs (1)	-	-	-	-	-	-	(7)	-	(7)
Return on plan assets (2)	-	46	(46)	-	(140)	140	-	82	(82)
Remeasurements arising from changes in demographic assumptions	-	-	-	-	-	-	-	-	-
Remeasurements arising from changes in financial assumptions	181	-	181	(195)	-	(195)	92	-	92
Other actuarial gain and losses	10	-	10	(2)	-	(2)	16	-	16
Benefit payments	(28)	(28)	-	(28)	(28)	-	(26)	(26)	-
Settlement payments	-	-	-	-	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-	-	-	-	-
Effect on changes in foreign exchange rates	8	10	(2)	(54)	(49)	(6)	38	37	1
Other effects	0	1	(1)	(1)	(1)	-	-	-	-
Balance at the end	1,069	1,240	(171)	799	938	(140)	970	895	75

(1)	Including gains and losses arising from settlements.
(2)	Excluding interest, which is recorded under “Interest income or expense”.

The valuation of these benefits and their accounting treatment in the accompanying consolidated financial statements follow the same methodology as that employed in the valuation of pension commitments.

Estimated benefit payments

The estimated benefit payments over the next ten years for all the entities in Spain, Mexico and the United States are as follows:

	Millions of Euros
Estimated Benefit Payments	2015	2016	2017	2018	2019	2020-2024
Commitments in Spain	824	742	663	577	496	1,447
Commitments in Mexico	78	80	86	93	99	583
Commitments in The United States	13	13	14	15	16	94
Total	915	835	763	685	611	2,124

Plan assets

The majority of the Group’s defined benefit plans are funded by plan assets held in external funds/trusts legally separate from the Group sponsoring entity. However, in accordance with local regulation, some commitments are financed through internally held provisions, principally those relating to early retirements in Spain.

Plan assets are those assets which will be used to directly settle the assumed commitments and which meet the following conditions: they are not part of the Group sponsoring entity’s assets, they are available only to pay post-employment benefits and they cannot be returned to the Group sponsoring entity.

To manage the assets associated with defined benefit plans, BBVA Group has established investment policies designed according to criteria of prudence and minimizing the financial risks associated with plan assets.

The investment policy consists of investing in a low risk and diversified portfolio of assets with maturities consistent with the term of the benefit obligation and which, together with contributions made to the plan, will be sufficient to meet benefit payments when due, thus mitigating the plans’ risks.

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

The risks associated with these commitments are those which give rise to a deficit in the defined benefit plan. A deficit could arise from factors such as a fall in the market value of plan assets, an increase in long-term interest rates leading to a decrease in the fair value of fixed income securities, or a deterioration of the economy resulting in more write-downs and credit rating downgrades.

The table below shows the allocation plan assets as of December 31, 2014:

Millions of Euros
Plan Assets Breakdown	2014
Cash or cash equivalents	68
Other debt securities (Government bonds)	2,076
Mutual funds	1
Asset-backed securities	88
Insurance contracts	382
Total	2,615
Of which:
Debt securities issued by BBVA	3

The following table provides details of investments in quoted markets (Level 1) during financial year 2014:

Millones de euros
Investments in quoted markets	2014
Cash or cash equivalents	68
Other debt securities (Government bonds)	2,076
Mutual funds	1
Asset-backed securities	88
Total	2,233
Of which:
Debt securities issued by BBVA	3

The remainder of the assets are invested in Level 2 assets in in accordance with the classification established under IFRS 13 (mainly insurance contracts).

As at 31 December 2013 and 2012 the plan assets covering these commitments were almost entirely made up of fixed-income securities.

During 2015 the Group expects to make contributions to the plans similar to the actual contributions made during 2014.

24.1     Defined contribution commitments

Certain Group entities sponsor defined contribution plans. Some of these plans allow employees to make contributions which are then matched by the employer.

Contributions are recognized as and when they are accrued, with a charge to the consolidated income statement in the corresponding financial year. No liability is therefore recognized in the accompanying consolidated balance sheet (See Note 43.1).

25.     Common stock

As of December 31, 2014, BBVA’s common stock amounted to €3,023,956,105.55 divided into 6,171,338,995 shares. As a result of the increase carried out on January 14, 2015, due to the execution of the third of the capital increase described in this Note, BBVA’s common stock amounted to €3,050,212,729.62 divided into 6,224,923,938 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s common stock.

The Bank’s shares are traded on the Spanish stock market, as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange are also traded on the Lima Stock Exchange (Peru), under an exchange agreement between these two markets.

Also, as of December 31, 2014, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., and BBVA Banco Frances, S.A. were listed on their respective local stock markets. BBVA Banco Frances, S.A. is also listed on the Latin American market of the Madrid Stock Exchange and on the New York Stock Exchange.

As of December 31, 2014, State Street Bank and Trust Co., The Bank of New York Mellon SA NV and Chase Nominees Ltd in their capacity as international custodian/depositary banks, held 11.65%, 7.46%, and 5.84% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.

On February 10, 2015, the Blackrock, Inc. reported to the Securities and Exchange Commission that, it had a holding of BBVA common stock totaling 4.99%.

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

The changes in the heading “Common Stock” of the accompanying consolidated balance sheets are due to the following common stock increases:

Capital Increase	Number of Shares	Common Stock (Millions of Euros)
As of December 31, 2012	5,448,849,545	2,670
Dividend option - April 2013	83,393,714	41
Convertible bonds conversion - July 2013	192,083,232	94
Dividend option - October 2013	61,627,952	30
As of December 31, 2013	5,785,954,443	2,835
Dividend option - April 2014	101,214,267	50
Dividend option - October 2014	41,746,041	20
Capital increase - November 2014	242,424,244	119
As of December 31, 2014	6,171,338,995	3,024

2014

“Dividend Option” Program:

The AGM held on March 14, 2014 under Point Four of the Agenda, resolved to perform four common stock increases, charged to voluntary reserves, to once again implement the program called the “Dividend Option” (see Note 4), pursuant to article 297.1 a) of the Corporations Act, delegating in the Board of Directors the ability to indicate the date on which said common stock increases should be carried out, within one year of the date on which the agreements are made.

On March 26, 2014, the Board of Directors of BBVA approved the execution of the first of the capital increases charged to reserves agreed by the aforementioned AGM. As a result of this increase, the Bank’s common stock increased by €49,594,990.83 through the issue and circulation of 101,214,267 shares with a €0.49 par value each.

Likewise, on September 24, 2014, Board of Directors of BBVA approved the execution of the second of the capital increases charged to reserves agreed by the aforementioned AGM of March 14, 2014. As a result of this increase, the Bank’s common stock increased by €20,455,560.09 through the issue and circulation of 41,746,041 ordinary shares with a €0.49 par value each (see Note 4).

Similarly, on December 17, 2014, Board of Directors of BBVA approved the execution of the third of the capital increases charged to reserves agreed by the aforementioned AGM. As of January 15, 2015, the Bank’s common stock increased by €26,256,622.07 through the issue and circulation of 53,584,943 ordinary shares with a €0.49 par value each, of the same class and series as the shares currently in circulation, without issuance premium and represented by book entries. As a result of this increase, the Bank’s common stock reached €3,050,212,729.62 divided into 6,224,923,938 registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts.

Capital increase

On November 19, 2014, the Board of Directors of BBVA, exercising the authority delegated by the AGM held on March 16, 2012 under point Three of its Agenda, decided to carry out a capital increase though an accelerated bookbuilt offering.

On November 20, 2014, the capital increase finished with a total par value of €118,787,879.56 through the issue of 242,424,244 shares of BBVA, each with a par value of forty-nine euro cents (€0.49), of the same class and series as the shares currently in circulation and represented by book entries. The subscription price of these new shares was determined to be €8.25 per share. Therefore, the total effective amount of the Capital Increase was of €2,000,000,013 corresponding €118,787,879.56 to par value and €1,881,212,133.44 to share premium (see Note 26).

2013

“Dividend Option” Program:

The AGM held on March 15, 2013 under Point Four of the Agenda, resolved to perform two common stock increases, charged to voluntary reserves, to implement the “Dividend Option” program. This confers authority on the Board of Directors, pursuant to article 297.1 a) of the Corporations Act, to indicate the date on which said common stock increases should be carried out, within one year of the date on which the agreements are made (see Note 4).

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

Convertible Bonds-December 2011:

On June 30, 2013, the maturity date of the issue, there was a mandatory conversion of the outstanding Convertible Bonds as of that date. An increase in the Bank’s common stock was carried out to satisfy the shares to be issued upon conversion by the issue and distribution of 192,083,232 ordinary shares at a par value of €0.49 each, amounting to a total of €94,120,783.68, with the share premium being €1,143,279,396.8640 (see Note 26).

Other resolutions of the General Shareholders Meeting on the issue of shares and other securities

Common stock increases:

The Bank’s AGM held on March 14, 2014 agreed, in point Four of the Agenda, section 4.4, a common stock increase charge to reserves through the issue and circulation of new ordinary shares with a €0.49 par value each, without share premium, which as of December 31, 2014 was not executed. This agreement is valid until March 13, 2015.

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

26.     Share premium

The changes in the balances under this heading in the accompanying consolidated balance sheets are due to the common stock increases carried out in 2014 and 2013 (see Note 25), as set out below:

Millions of Euros
Capital Increase	Share premium
As of December 31, 2012	20,968
Convertible bonds conversion - July 2013	1,143
As of December 31, 2013	22,111
Capital increase - November 2014	1,881
As of December 31, 2014	23,992

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

27.     Reserves

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Reserves. Breakdown by concepts	Notes	2014	2013	2012
Legal reserve	27.1	567	534	481
Restricted reserve for retired capital	27.2	268	296	387
Reserves for balance revaluations		23	26	27
Voluntary reserves		6,784	6,387	6,013
Total reserves holding company (*)		7,642	7,243	6,908
Consolidation reserves attributed to the Bank and dependents consolidated companies.		13,294	12,524	12,623
Total Reserves		20,936	19,767	19,531

(*) Total reserves of BBVA, S.A. (See Appendix IX).

27.1        Legal reserve

Under the amended Corporations Act, 10% of any profit made each year must be transferred to the legal reserve. The transfer must be made until the legal reserve reaches 20% of the share capital.

The legal reserve can be used to increase the common stock provided that the remaining reserve balance does not fall below 10% of the increased capital. While it does not exceed 20% of the common stock, it can only be allocated to offset losses exclusively in the case that there are not sufficient reserves available.

27.2        Restricted reserves

As of December 31, 2014, 2013 and 2012, the Bank’s restricted reserves are as follows:

	Millions of Euros
Restricted Reserves	2014	2013	2012
Restricted reserve for retired capital	88	88	88
Restricted reserve for Parent Company shares and loans for those shares	178	206	297
Restricted reserve for redenomination of capital in euros	2	2	2
Total	268	296	387

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

27.3        Reserves (losses) by entity

The breakdown, by company or corporate group, under the heading “Reserves” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Reserves Assigned to the Consolidation Process	2014	2013	2012
Accumulated reserves (losses)
Holding Company (*)	11,604	11,972	9,969
BBVA Bancomer Group	7,564	6,275	5,589
BBVA Seguros, S.A.	1,727	1,561	1,447
Corporacion General Financiera, S.A.	746	605	1,118
BBVA Banco Provincial Group	1,592	1,231	906
BBVA Chile Group	1,045	959	873
Compañía de Cartera e Inversiones, S.A.	(15)	(28)	438
Anida Grupo Inmobiliario, S.L.	339	381	375
BBVA Suiza, S.A.	(17)	313	294
BBVA Continental Group	437	335	256
BBVA Luxinvest, S.A.	467	263	230
BBVA Colombia Group	492	315	79
BBVA Banco Francés Group	439	242	65
Banco Industrial De Bilbao, S.A.	43	(4)	35
Uno-E Bank, S.A.	(64)	15	(84)
Gran Jorge Juan, S.A.	(45)	(4)	(38)
BBVA Portugal Group	(519)	(357)	(177)
Participaciones Arenal, S.L.	(180)	(180)	(180)
BBVA Propiedad S.A.	(342)	(267)	(233)
Anida Operaciones Singulares, S.L.	(1,536)	(1,224)	(850)
Grupo BBVA USA Bancshares	(1,811)	(1,305)	(1,652)
Unnim Real Estate	(1,651)	(1,675)	15
Bilbao Vizcaya Holding S.A	70	63	51
Finanzia Autorenting, S.A.	(30)	(36)	(46)
Other	(51)	(134)	100
Subtotal	20,304	19,317	18,580
Reserves (losses) of entities accounted for using the equity method:
Citic International.Financial Holdings Limited (**)	197	124	859
Garanti Turkiye Bankasi Group	609	379	127
Metrovacesa	(68)	(30)	-
Tubos Reunidos, S.A.(***)	-	53	50
Occidental Hoteles Management, S.L.(**)	(94)	(93)	(91)
Other	(11)	18	6
Subtotal	633	450	951
Total Reserves	20,936	19,767	19,531

(*)	Corresponds to the reserve of the Bank after adjustments made through the consolidation process.
(**)	Reclassified during 2014 to “Non-current assets available for sale” (Note 15).
(***)	Reclassified during 2014 to “Available for sale financial assets” (Note 16).

For the purpose of allocating the reserves and accumulated losses to the consolidated entities and to the parent company, the transfers of reserves arising from the dividends paid and transactions between these entities are taken into account in the period in which they took place.

28.     Treasury stock

In the years ended December 31, 2014, 2013 and 2012 the Group entities performed the following transactions with shares issued by the Bank:

	2014		2013		2012
Treasury Stock	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	6,876,770	66	15,462,936	111	46,398,183	300
+ Purchases	425,390,265	3,770	488,985,513	3,614	819,289,736	4,831
- Sales and other changes	(390,756,337)	(3,484)	(497,571,679)	(3,658)	(850,224,983)	(5,021)
+/- Derivatives on BBVA shares	-	(3)	-	-	-	1
+/- Other changes	-	-	-	(1)	-	-
Balance at the end	41,510,698	350	6,876,770	66	15,462,936	111
Of which:
Held by BBVA, S.A.	5,001,897	46	1,357,669	20	4,508,380	41
Held by Corporación General Financiera, S.A.	36,480,861	304	5,491,697	46	10,870,987	70
Held by other subsidiaries	27,940	-	27,404	-	83,569	-
Average purchase price in Euros	8.86		7.39		5.90
Average selling price in Euros	8.94		7.44		6.04
Net gain or losses on transactions (Stockholders’ funds-Reserves)		5		30		81

The percentages of treasury stock held by the Group in the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013		2012
Treasury Stock	Min	Max	Min	Max	Min	Max

% treasury stock	0.000%	0.699%	0.000%	0.718%	0.240%	1.886%

The number of BBVA shares accepted by the Group in pledge of loans as of December 31, 2014, 2013 and 2012 is as follows:

Shares of BBVA Accepted in Pledge	2014	2013	2012

Number of shares in pledge	97,795,984	111,627,466	132,675,070
Nominal value	0.49	0.49	0.49
% of share capital	1.58%	1.93%	2.43%

The number of BBVA shares owned by third parties but under management of a company within the Group as of December 31, 2014, 2013 and 2012 is as follows:

Shares of BBVA Owned by Third Parties but Managed by the Group	2014	2013	2012
Number of shares owned by third parties	101,425,692	101,184,985	109,348,019
Nominal value	0.49	0.49	0.49
% of share capital	1.64%	1.75%	2.01%

29.     Valuation adjustments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Valuation Adjustments	Notes	2014	2013	2012

Available-for-sale financial assets	12.4	3,816	851	(238)
Cash flow hedging		(46)	8	36
Hedging of net investments in foreign transactions		(373)	(100)	(243)
Exchange differences		(2,173)	(3,023)	(1,164)
Non-current assets held for sale		-	3	(104)
Entities accounted for using the equity method		(796)	(1,130)	(24)
Other valuation adjustments (Remeasurements)		(776)	(440)	(447)
Total		(348)	(3,831)	(2,184)

The balances recognized under these headings are presented net of tax.

Changes in 2014 in the table above are due mainly to positive market growth focused within “Available for sale financial assets”.

Within exchange differences, the exchange rate used for the Venezuelan currency in 2014 is the SICAD I rate, while the 2013 exchange rate was the official rate.

30.     Non-controlling interests

The breakdown by groups of consolidated entities of the balance under the heading “Non-controlling interests” of total equity in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Non-Controlling Interest	2014	2013	2012

BBVA Colombia Group	59	54	51
BBVA Chile Group	347	307	495
BBVA Banco Continental Group	839	691	697
BBVA Banco Provincial Group	958	1,041	883
BBVA Banco Francés Group	230	188	190
Other companies	78	90	56
Total	2,511	2,371	2,372

These amounts are broken down by groups of consolidated entities under the heading “Profit attributable to non-controlling interests” in the accompanying consolidated income statements:

	Millions of Euros
Profit attributable to Non-Controlling Interests	2014	2013	2012

BBVA Colombia Group	11	13	13
BBVA Chile Group	53	83	100
BBVA Banco Continental Group	195	268	209
BBVA Banco Provincial Group	131	295	265
BBVA Banco Francés Group	65	64	58
Other companies	9	30	6
Total	464	753	651

Dividends distributed to non-controlling interests of the Group during 2014 are: BBVA Banco Provincial €116 million, BBVA Banco Continental €90 million, BBVA Chile €16 million, BBVA Colombia €4 million and other Spanish entities accounted for €14 million.

31.     Capital base and capital management

Capital base

Up to December 31, 2013, Bank of Spain Circular 3/2008 of May 22 on determination and control of minimum capital base, regulated capital requirements for Spanish financial institutions, both individual and consolidated entities.

On June 27, 2013 the European Union Official Bulletin published a new regulation on capital requirements (CRDIV) that came into effect on January 1, 2014 and made up of:

—

Directive 2013/36/UE, of June 26 of the European Parliament on access to credit institution and investment firm activities and on prudential supervision credit institutions and investment firms. This regulation modifies Directive 2002/87/CE and revokes directives 2006/48/CE and 2006/49/CE; and

—	Regulation (UE) N° UE 575/2013 of June 26 of the European Parliament on prudential requirements on credit institutions and investment firms. This regulation modifies regulation (UE) N° 648/2012

These directives require the adoption by a national law while the regulation is effective immediately.

In Spain, Royal Decree Law 14/2013 of November 29, on urgent measures to adapt Spanish Law to the European Union regulation on supervision and solvency of financial institutions, partially adapted the European regulation (Directive 2013/36/UE) to Spanish Law and allowed Bank of Spain, through its fifth clause, to exercise the use of options available to domestic regulating authorities in regulation UE 575/2013.

This regulation came into effect on January 1, 2014. From this date on, any clauses from the previous regulation (Circular 3/2008 of Bank of Spain) that contradict the new European regulation were revoked. Additionally, on February 5, 2014, Bank of Spain Circular 2/2014 of January 31 was published so that, in accordance with Regulation N° 575/2013 that grants domestic authorities certain capacities, Bank of Spain could make use of some of the permanent regulatory options of said regulation.

Also, Law 10/2014, of June 26, of organization, supervision and solvency of credit institutions, has continued with the adaptation of CRD-IV to the legal Spanish regulatory framework.

All of the above represents the current regulation on minimum capital base requirements for Spanish credit institutions – both as individual entities and as consolidated groups– and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

The minimum capital base requirements established by the current regulation are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in said regulation and the internal Corporate Governance obligations.

The Group’s bank capital in accordance with the aforementioned applicable regulation, considering entities scope required by the above regulation, as of December 31, 2014, 2013 and 2012 is shown below: (please note that the information for the latter period has been adapted to the new presentation format for comparison purposes):

	Millions of Euros
Capital Base	2014 (*)	2013	2012

Common Equity Tier 1 Capital	41,937	35,825	33,757
Common Stock	3,024	2,835	2,670
Parent company reserves	42,406	41,371	38,149
Reserves in consolidated companies	(1,204)	(3,380)	1,042
Non-controlling interests	1,992	2,069	2,025
Convertible securities	-	-	1,238
Deductions (Goodwill and others)	(6,152)	(8,534)	(11,702)
Attributed net income (less dividends)	1,871	1,464	335
Aditional Tier 1 Capital	-	2,119	-

Preferred securities and contingent convertible securities	4,205	2,905	1,836
Deductions and others	(4,205)	(786)	(1,836)
Tier 1 Capital	41,937	37,944	33,757
Tier 2 Capital	11,046	4,515	4,461
Other deductions		(786)	(2,636)
Total Equity	52,983	41,673	35,582

Minimum equity required	28,047	25,871	36,858

(*) Provisional data

The comparison of the amounts as of December 31, 2014 with respect to the amounts as of December 31, 2013 is affected by the differences between the existing regulations on both periods.

Changes during the year 2014 in the amount of Tier 1 capital in the table above are mainly due to the accumulated profit net dividends until December, the capital increase mentioned in Note 25 and also reissuing contingent convertible perpetual securities (see Note 21.4). This increase was partially offset by new deductions that entered into force on January 1, 2014 mainly equity adjustment for prudent valuation, certain indirect or synthetic positions of treasury shares, interests in significant financial institutions, deferred tax assets and the lowest computability of certain elements (non-controlling interests, preferred shares).

The Tier 2 capital increase is mainly due to movements in other subordinated liabilities (see Note 21.4).

With regard to minimum capital requirements, the increase is mainly due to the different criteria applied with regard to computing requirements according to CRR (new requirements such as adjustments for Credit Valuation Adjustment (CVA) for deferred tax assets or significant stakes in financial institutions in the amount not deducted, etc.) and increased activity in the Group’s units, mainly outside Europe.

A reconciliation of net equity and regulatory capital is provides below:

Millions of Euros
Eligible capital resources	Reconciliation of shareholders’ equity with regulatory capital
Capital	3,024
Share premium	23,992
Reserves	20,936
Other equity instruments	67
Own shares in portfolio	(350)
Attributable net income	2,618
Attributable dividend	(841)
Shareholders’ equity (Public Balance sheet)	49,446
Valuation adjustments	(348)
Non-controlling interests	2,511
Total Equity (Public Balance sheet)	51,609
Shares and other eligible preferred securities	4,205

Goodwill and other and other intangible assets	(1,748)
Funding Treasury stock	(124)
Deductions	(1,872)

Valuation adjustments not eligible as basic capital	(3,567)
Capital gains from the Available for sale fixed-income portfolio	(2,713)
Capital gains from the Available-for-sale equity portfolio	(854)
Exchange-rate variations non-current assets held for sale
Valuation adjustments not eligible as basic capital (non-controlling interests)	(14)
Non-controlling interests valuation adjustments	(14)
Other deductions	(126)
Equity not eligible at solvency level	(3,707)

Other adjustments	(1,308)

Tier 1 (before deductions)	48,927

(-) Deductions 50% Tier 1	(6,990)

Tier 1	41,937

The amounts of goodwill and intangible assets that are deducted are calculated based on the timelines for implementation for this deduction which, in 2014 according to the CRR, was 20% in common equity Tier 1 capital. The same happens with the rest of deductions.

The valuation adjustments of available for sale instruments are not taken into account, also based on the timelines for implementation, although in this case, since it is the first year of implementation, the percentage is zero.

Finally, Tier 1 deductions mainly relate to goodwill and intangible assets not deducted from common equity Tier 1 capital (the remaining 80%).

A reconciliation of the balance sheet to the accounting regulatory perimeter (provisional data) as of December 31, 2014 is provided below:

		Millions of Euros
Public balance sheet headings	Public balance sheet	Insurance companies and real estate companies	Jointly- controlled entities and other adjustments	Regulatory balance sheet
Cash and balances with central banks	31,430	(1)	2,480	33,909
Financial assets held for trading	83,258	(1,008)	2,327	84,577
Other financial assets designated at fair value through profit or loss	2,761	(2,189)	18	590
Available for sale financial assets	94,875	(18,394)	3,875	80,356
Loans and receivables	372,375	(859)	17,959	389,475
Held to maturity investments	-	-	-	-
Fair value changes of the hedged items in portfolio hedges of interest rate risk	121	-	-	121
Hedging derivatives	2,551	(169)	15	2,396
Non-current assets held for sale	3,793	(19)	99	3,873
Investments in entities accounted for using the equity method	4,509	3,615	(3,891)	4,233
Other	36,270	(1,807)	3,580	38,043
Total assets	631,942	(20,830)	26,460	637,572

Capital management

Capital management in the BBVA Group has a twofold aim:

—	Maintain a level of capitalization according to the business objectives in all countries in which it operates and, simultaneously,

—

Maximize the return on shareholders’ funds through the efficient allocation of capital to the different units, a good management of the balance sheet and appropriate use of the various instruments forming the basis of the Group’s equity: shares, preferred securities and subordinate debt.

This capital management is carried out determining the capital base and the solvency ratios established by the prudential and minimum capital requirements also have to be met for the entities subject to prudential supervision in each country.

The current regulation allows each entity to apply its own internal ratings-based (IRB) approach to risk assessment and capital management, subject to Bank of Spain approval. The BBVA Group carries out an integrated management of these risks in accordance with its internal policies and its internal capital estimation model has received the Bank of Spain’s approval for certain portfolios (see Note 7).

Comprehensive assessment of banks

On October 26, 2014 the results of the comprehensive evaluation (“Comprehensive Assessment”) by the ECB along with EBA were published. This examination consisted mainly of a comprehensive review of the quality of assets (Asset Quality Review or AQR, for short) and a resistance exercise (stress test). The goal is to quantify the potential capital shortfall of each entity prior to the entry into operation of the SSM, in which the main European banks will begin to be directly supervised by the ECB. This assessment has had no impact on the consolidated financial statements of the Group.

32.     Contingent risks and commitments

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of euros
Contingent Risks and Commitments	2014	2013	2012

Contingent Risks
Collateral, bank guarantees and indemnities	28,297	28,082	29,976
Rediscounts, endorsements and acceptances	47	39	36
Letter of credit and others	5,397	5,422	7,007
Total Contingent Risks	33,741	33,543	37,019
Contingent Liabilities			-
Balances drawable by third parties:	96,714	87,542	83,519
Credit institutions	1,057	1,583	1,946
Government and other government agencies	1,359	4,354	1,360
Other resident sectors	21,784	20,713	21,982
Non-resident sector	72,514	60,892	58,231
Other contingent liabilities	9,538	6,628	6,623
Total Contingent liabilities	106,252	94,170	90,142
			-
Total contingent risks and contingent liabilities	139,993	127,713	127,161

Since a significant portion of the amounts above will expire without any payment obligation materializing for the consolidated entities, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

In 2014, 2013 and 2012 no issuance of debt securities carried out by associates of the BBVA Group, joint venture entities or non-Group entities have been guaranteed.

33.     Other contingent assets and liabilities

As of December 31, 2014, 2013 and 2012 there were no material contingent assets or liabilities other than those disclosed in the accompanying notes to the financial statements.

34.     Purchase and sale commitments and future payment obligations

The breakdown of purchase and sale commitments of the BBVA Group as of December 31, 2014, 2013 and 2012 is as follows:

		Millions of Euros
Purchase and Sale Commitments	Notes	2014	2013	2012

Financial instruments sold with repurchase commitments		66,326	55,503	56,196
Central Banks	9	8,774	5,636	5,614
Credit Institutions	21.1	32,935	22,007	21,533
Government and other government agencies	21.2	3,022	8,512	16,607
Other resident sectors	21.2	13,306	11,608	8,443
Non-resident sectors	21.2	8,289	7,740	3,999

Financial instruments purchased with resale commitments		17,639	11,397	10,378
Central Banks	9	209	120	476
Credit Institutions	13.1	10,440	6,828	6,783
Government and other government agencies	13.2	378	-	-
Other resident sectors	13.2	5,932	4,039	2,516
Non-resident sectors	13.2	680	410	602

A breakdown of the maturity of other payment obligations, not included in previous notes, due after December 31, 2014 is provided below:

	Millions of Euros
Maturity of Future Payment Obligations	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Finance leases	-	-	-	-	-
Operating leases	267	272	272	2,410	3,221
Purchase commitments	50	-	-	-	50
Technology and systems projects	33	-	-	-	33
Other projects	17	-	-	-	17
Total	317	272	272	2,410	3,271

35.     Transactions on behalf of third parties

As of December 31, 2014, 2013 and 2012 the details of the most significant items under this heading are as follows:

	Millions of Euros
Transactions on Behalf of Third Parties	2014	2013	2012

Financial instruments in custody	602,791	560,640	502,047
Conditional bills and other securities received for collection	4,438	3,505	3,951
Securities received in credit	3,945	3,844	5,915

As of December 31, 2014, 2013 and 2012 customer assets managed by the BBVA Group are as follows:

	Millions of Euros
Off-Balance Sheet Customer Funds by Type	2014	2013	2012

Commercialized by the Group
Investment companies and mutual funds	52,922	43,600	40,118
Pension funds	24,755	21,074	84,500
Customer portfolios managed on a discretionary basis	35,129	31,073	28,138
Of which:
Portfolios managed on a discretionary	17,187	7,038	11,998
Commercialized by the Group managed by third parties outside the Group
Investment companies and mutual funds	3,197	127	70
Pension funds	30	30	29
Saving insurance contracts	-	-	-
Total	116,033	95,904	152,855

36.     Interest income and expense and similar items

36.1        Interest and similar income

The breakdown of the interest and similar income recognized in the accompanying consolidated income statement is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Origin.	2014	2013	2012

Central Banks	132	262	259
Loans and advances to credit institutions	235	356	382
Loans and advances to customers	17,565	18,092	19,247
Government and other government agency	693	842	901
Resident sector	3,754	4,491	5,784
Non resident sector	13,118	12,758	12,562
Debt securities	3,486	3,465	3,651
Held for trading	1,134	980	1,225
Available-for-sale financial assets and held-to-maturity investments (*)	2,352	2,484	2,426
Rectification of income as a result of hedging transactions	(321)	(292)	(369)
Insurance activity	1,199	1,137	1,049
Other income	542	492	596
Total	22,838	23,512	24,815

(*)	Held for sale portfolio was reclassified entirely to “Available for sale financial assets” in 2013.

The amounts recognized in consolidated equity in connection with hedging derivatives and the amounts derecognized from consolidated equity and taken to the consolidated income statement during 2014, 2013 and 2012 are given in the accompanying “Consolidated statements of recognized income and expenses”.

The following table shows the adjustments in income resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Income Resulting from Hedge Accounting	2014	2013	2012

Cash flow hedging	6	51	52
Fair value hedging	(327)	(343)	(421)
Total	(321)	(292)	(369)

36.2        Interest and similar expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Interest and Similar Expenses. Breakdown by Origin	2014	2013	2012

Bank of Spain and other central banks	62	161	350
Deposits from credit institutions	1,012	1,165	1,499
Customers deposits	4,246	4,516	4,644
Debt certificates	2,062	3,067	3,008
Subordinated liabilities	484	516	668
Rectification of expenses as a result of hedging transactions	(930)	(1,182)	(1,180)
Cost attributable to pension funds (Note 26)	172	199	256
Insurance activity	912	855	742
Other charges	436	315	354
Total	8,456	9,612	10,341

The following table shows the adjustments in expenses resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Expenses Resulting from Hedge Accounting	2014	2013	2012

Cash flow hedging	(18)	1	9
Fair value hedging	(912)	(1,183)	(1,189)
Total	(930)	(1,182)	(1,180)

36.3        Average return on investments and average borrowing cost

The detail of the average return on investments in the years ended December 31, 2014, 2013 and 2012 is as follows:

	Millions of Euros
	2014			2013			2012
Asset	Average Balances	Interest and Similar Income	Average Interest Rates (%)	Average Balances	Interest and Similar Income	Average Interest Rates (%)	Average Balances	Interest and Similar Income	Average Interest Rates (%)
Cash and balances with central banks	25,049	132	0.53	26,463	262	0.99	24,574	259	1.05
Securities portfolio and derivatives	176,497	4,505	2.55	166,013	4,385	2.64	164,435	4,414	2.68
Loans and advances to credit institutions	24,727	238	0.96	25,998	411	1.58	25,122	442	1.76
Loans and advances to customers	328,183	17,803	5.42	335,248	18,325	5.47	347,336	19,497	5.61
Euros	186,965	4,843	2.59	204,124	5,835	2.86	217,533	7,267	3.34
Foreign currency	141,218	12,960	9.18	131,125	12,489	9.52	129,802	12,230	9.42
Other finance income	-	-	-	-	-	-	-	-	-
Other assets	45,951	159	0.35	45,982	128	0.28	46,613	203	0.44
Totals	600,407	22,838	3.80	599,705	23,512	3.92	608,081	24,815	4.08

The average borrowing cost in the years ended December 31, 2014, 2013 and 2012 is as follows:

	Millions of Euros
	2014			2013			2012
Liabilities	Average Balances	Interest and Similar Expenses	Average Interest Rates (%)	Average Balances	Interest and Similar Expenses	Average Interest Rates (%)	Average Balances	Interest and Similar Expenses	Average Interest Rates (%)
Deposits from central banks and credit institutions	81,860	1,292	1.58	86,600	1,551	1.79	104,231	2,089	2.00
Customer deposits	307,482	4,555	1.48	290,105	4,366	1.51	271,828	4,531	1.67
Euros	160,930	1,945	1.21	153,634	1,734	1.13	146,996	1,828	1.24
Foreign currency	146,552	2,610	1.71	136,470	2,632	1.93	124,832	2,703	2.16
Debt certificates and subordinated liabilities	80,355	1,611	2.00	94,130	2,812	2.99	102,563	2,783	2.71
Other finance expenses	-	-	-	-	-	-	-	-	-
Other liabilities	83,620	998	1.19	82,257	883	1.07	86,627	938	1.08
Equity	47,091	-	-	46,614	-	-	42,832	-	-
Totals	600,407	8,456	1.41	599,705	9,612	1.60	608,081	10,341	1.70

The change in the balance under the headings “Interest and similar income” and “Interest and similar expenses” in the accompanying consolidated income statements is the result of exchange rate effect, changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

	Millions of Euros
	2014 / 2013			2013 / 2012
Interest Income and Expense and Similar Items. Change in the Balance	Volume Effect (1)	Price Effect (2)	Total Effect	Volume Effect (1)	Price Effect (2)	Total Effect
Cash and balances with central banks	(14)	(116)	(130)	20	(16)	4
Securities portfolio and derivatives	277	(157)	120	42	(71)	(29)
Loans and advances to credit institutions	(20)	(153)	(173)	15	(46)	(31)
Loans and advances to customers	(386)	(135)	(521)	(679)	(494)	(1,173)
In Euros	(491)	(502)	(992)	(448)	(984)	(1,432)
In other currencies	961	(490)	471	125	135	259
Other assets	(0)	31	31	(3)	(72)	(75)
Interest and similar incomes	28	(702)	(674)	(342)	(961)	(1,303)
Deposits from central banks and credit institutions	(85)	(174)	(259)	(353)	(185)	(538)
Customer deposits	262	(73)	189	305	(469)	(164)
In Euros	82	129	211	83	(176)	(94)
In other currencies	194	(216)	(22)	252	(323)	(71)
Debt certificates and subordinated liabilities	(411)	(789)	(1,201)	(229)	257	28
Other liabilities	15	100	115	(47)	(7)	(56)
Interest and similar expenses	11	(1,167)	(1,156)	(142)	(586)	(729)
Net Interest Income			482			(575)

(1)	The volume effect is calculated as the result of the interest rate of the initial period multiplied by the difference between the average balances of both periods.
(2)	The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the interest rates of both periods.

37.     Income from equity instruments

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 38), as can be seen in the breakdown below:

	Millions of Euros
Dividend Income	2014	2013	2012

Dividends from:
Financial assets held for trading	137	72	106
Available-for-sale financial assets	394	163	285
Total	531	235	390

The increase between 2013 and 2014 is mainly due to two factors:

—	The resumption of Telefonica S.A. dividends in 2014,

—	The reclassification of CNCB in October 2013 to “Financial assets held for sale”, which means that dividends earned are accounted for through this caption.

38. Share of profit or loss of entities accounted for using the equity method

The breakdown of the share of profit or loss of entities accounted for using the equity method in the accompanying consolidated income statements is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	2014	2013	2012
CITIC Group (*)	71	430	726
Garanti Group	312	265	312
Metrovacesa, S.A.	(75)	(32)	(31)
Other	35	31	32
Total	343	694	1,039

(*)

As of December 31, 2014 this investment only includes the results of CIFH until November 30, 2014 (see Note 3). As of December 31, 2013 this investment included profit and loss of CIFH and the profit and loss of CNCB up to the moment of sale and reclassification (see Note 3).

39.      Fee and commission income

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Income	2014	2013	2012

Commitment fees	184	190	186
Contingent risks	297	316	334
Letters of credit	41	50	56
Bank and other guarantees	256	266	278
Arising from exchange of foreign currencies and banknotes	18	23	24
Collection and payment services income	3,119	3,095	2,881
Bills receivables	77	68	77
Current accounts	321	349	381
Credit and debit cards	2,061	1,989	1,756
Checks	219	237	222
Transfers and others payment orders	329	329	313
Rest	112	123	132
Securities services income	1,178	1,142	1,120
Securities underwriting	83	74	100
Securities dealing	190	205	194
Custody securities	310	323	328
Investment and pension funds	465	413	375
Rest assets management	130	127	123
Counseling on and management of one-off transactions	17	14	7
Financial and similar counseling services	75	45	41
Factoring transactions	34	37	38
Non-banking financial products sales	118	109	97
Other fees and commissions	490	507	562
Total	5,530	5,478	5,290

40.      Fee and commission expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Expenses	2014	2013	2012

Brokerage fees on lending and deposit transactions	1	1	3
Fees and commissions assigned to third parties	1,020	894	817
Credit and debit cards	881	762	685
Transfers and others payment orders	63	49	42
Securities dealing	4	5	11
Rest	72	78	79
Other fees and commissions	335	333	314
Total	1,356	1,228	1,134

41. Net gains (losses) on financial assets and liabilities (net)

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Heading of the Balance Sheet	2014	2013	2012
Financial assets held for trading	11	540	653
Other financial assets designated at fair value through profit or loss	27	49	69
Other financial instruments not designated at fair value through profit or loss	1,397	1,019	914
Available-for-sale financial assets	1,400	1,046	801
Loans and receivables	31	126	51
Rest	(34)	(153)	62
Total	1,435	1,608	1,636

The breakdown of the balance under this heading in the accompanying income statements by the nature of financial instruments is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Nature of the Financial Instrument	2014	2013	2012
Debt instruments	1,683	1,167	1,101
Equity instruments	345	883	(51)
Loans and advances to customers	35	46	38
Derivatives	(648)	(444)	591
Customer deposits	(4)	13	30
Rest	24	(56)	(73)
Total	1,435	1,608	1,636

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Derivatives Trading and Hedging	2014	2013	2012

Trading derivatives
Interest rate agreements	(429)	139	473
Security agreements	34	(596)	(63)
Commodity agreements	(1)	(1)	(12)
Credit derivative agreements	76	(59)	(47)
Foreign-exchange agreements	(285)	122	66
Other agreements	4	31	7
Subtotal	(601)	(364)	424
Hedging Derivatives Ineffectiveness	-
Fair value hedging	(47)	(98)	167
Hedging derivative	(488)	(877)	(464)
Hedged item	441	779	631
Cash flow hedging	-	18	-
Subtotal	(47)	(80)	167
Total	(648)	(444)	591

In addition, in 2014, 2013 and 2012, under the heading “Exchange differences (net)” of the income statement, net amounts of positive €39 million, positive €137 million and negative €373 million, respectively, were recognized for transactions with foreign exchange trading derivatives.

42.      Other operating income and expenses

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Income	2014	2013	2012
Income on insurance and reinsurance contracts	3,622	3,761	3,631
Financial income from non-financial services	650	851	807
Of Which: Real estate companies	464	445	278
Rest of other operating income	309	383	327
Of Which: from rented buildings	65	73	57
Total	4,581	4,995	4,765

The breakdown of the balance under the heading “Other operating expenses” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Expenses	2014	2013	2012
Expenses on insurance and reinsurance contracts	2,714	2,831	2,646
Change in inventories	506	495	406
Of Which: Real estate companies	448	428	267
Rest of other operating expenses	2,200	2,507	1,653
Of Which: Contributions to guaranteed banks deposits funds	753	1,021	668
Total	5,420	5,833	4,705

43.      Administration costs

43.1      Personnel expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of euros
Personnel Expenses	Notes	2014	2013	2012
Wages and salaries		4,108	4,232	4,192
Social security costs		683	693	657
Transfers to internal pension provisions	24	58	70	54
Contributions to external pension funds	24	63	80	84
Other personnel expenses		498	513	480
Total		5,410	5,588	5,467

The breakdown of the average number of employees in the BBVA Group in the years ended December 31, 2014, 2013 and 2012, by professional categories and geographical areas, is as follows:

	Average Number of Employees
Average Number of Employees by Geographical Areas	2014	2013	2012
Spanish banks
Management Team	1,079	1,127	1,129
Other line personnel	21,452	22,375	21,970
Clerical staff	3,793	4,474	4,267
Branches abroad	758	794	886
Subtotal	27,081	28,770	28,252
Companies abroad
Mexico	28,798	28,309	28,187
United States	10,193	10,689	11,070
Venezuela	5,221	5,292	5,384
Argentina	5,368	5,229	5,147
Colombia	5,464	5,033	4,679
Peru	5,312	5,171	4,851
Other	4,829	5,056	5,777
Subtotal	65,184	64,779	65,095
Pension fund managers	278	2,181	5,505
Other non-banking companies	16,695	16,859	15,072
Total	109,239	112,589	113,924

The breakdown of the number of employees in the BBVA Group as of December 31, 2014, 2013 and 2012 by category and gender, is as follows:

Number of Employees at the period end Professional Category and Gender	2014		2013		2012
	Male	Female	Male	Female	Male	Female
Management Team	1,579	358	1,675	363	1,708	355
Other line personnel	24,103	21,845	24,375	21,828	25,733	23,218
Clerical staff	25,601	35,284	25,812	35,252	27,311	37,527
Total	51,283	57,487	51,862	57,443	54,752	61,100

The breakdown of the average number of employees in the BBVA Group in the years ended December 31, 2014, 2013 and 2012 is as follows:

Average Number of Employees Breakdown by Gender	2014		2013		2012
	Male	Female	Male	Female	Male	Female
Average Number of Employees BBVA Group	51,724	57,515	53,325	59,263	53,815	60,109
Of which:
BBVA, S.A.	14,742	12,320	15,522	12,339	15,440	11,557

43.1.1      Share-based employee remuneration

The amounts recognized under the heading “Personnel expenses - Other personnel expenses” in the consolidated income statements for the years ended December 31, 2014, 2013 and 2012 corresponding to the plans for remuneration based on equity instruments in force in each year, amounted to €68, €60 and €60 million, respectively. These amounts have been recognized with a corresponding entry under the heading “Stockholders’ funds – Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.

The characteristics of the Group’s plans for remuneration based on equity instruments are described below.

System of Variable Remuneration in Shares

The BBVA General Meeting, held on March 11, 2011, approved a system of variable remuneration in shares for the BBVA Management Team, including the executive directors and members of the Management Committee (the “System of Variable Remuneration in Shares for the Management Team” or the “System”), whose conditions for 2014 were approved by the BBVA General Meeting, held on March 14, 2014.

This system is based on a specific incentive for members of the Management Team (made up of approximately 2,200 recipients) (the “Incentive”) comprising the annual allocation to each beneficiary of a number of units that provide the basis for determining the number of shares to which, where applicable, they will be entitled when the Incentive is settled. These depend on the level of delivery against indicators established each year by the General Meeting, taking into account the performance of Total Shareholder Return (TSR); the Group Economic Profit without one-offs; and the Group Attributable Profit without extraordinary items.

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

The specific rules for settlement and payment of the Annual Variable Remuneration of executive directors and members of the Management Committee are described in Note 53, while the rules listed below are applicable to the rest of the Identified staff:

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

—

Finally, the variable component of the remuneration corresponding to the Identified Staff is limited to a maximum amount of the 100% of the fix component of the total remuneration, unless the General Meeting approves to increase this limit that, in any case, cannot exceed 200% of the fix component of the total remuneration.

For this purpose, the BBVA General Meeting held on March 14, 2014 approved, in accordance with the current laws applicable, that the variable component of the remuneration, corresponding to a year, of the executive directors and certain managers and employees with significant impact on the risk profile of the entity or perform control duties, can reach the 200% of the fix component of the total remuneration, all according to the Report of Recommendations issued by the Board of Directors of BBVA dated January 30, 2014.

When the term of the Incentive ended on December 31, 2014, the multiplier applicable to the units allocated to each beneficiary was 0.4775. This resulted in a total number of 3,134,540 shares for the Management Team as a whole, subject to the settlement and payment system described above.

Likewise, during 2014 the shares corresponding to the deferred part of the Annual Variable Remuneration corresponding to previous years and its updates have been granted to the beneficiary members of the Identified Staff. Therefore, during 2014 534,953 shares have been granted corresponding to the first third of the Deferred Variable Remuneration in 2012, plus €171,185 as an adjustment for the updated value of the shares vested; and a total of 817,012 shares corresponding to the second third of the Deferred Variable Remuneration in 2011, plus €602,138 as an adjustment for the updated value of the shares vested.

Likewise, during 2014 the shares corresponding to the deferred part of the 2010-2011 Multi-Year Variable Share Remuneration Programme (hereinafter the “Programme” or the “LTI 2010-2011”) have been granted to the beneficiaries of BBVA Compass as it is described below:

When the term of LTI 2010-2011approved by the General Meeting, 12th March 2010, ended on 31st December 2011, it was settled in application of the conditions established when it began.

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

Thus, under the conditions established in the Deferred Variable Remuneration, in 2014 the Identified staff vested a total of 351,105 shares, equivalent to the second third of the deferred part of the shares resulting from settlement of the Programme, plus €259,818 as an adjustment for the updated value of the shares vested. The payment of the remaining one third of the deferred shares resulting from the settlement of the Programme was deferred until the first quarter of 2015.

The settlement and payment of the shares arising from this Programme for the executive directors and members of the Management Committee was carried out according to the scheme defined for such purpose, as described in Note 53.

Finally, during 2014 the shares corresponding to BBVA Long-Term Incentive in the United States have been granted to beneficiaries of that geography:

When the term of the Long-Term Incentive 2010-2012 for the BBVA Compass Management Team ended on 31st December 2012, it was settled in application of the conditions established when it began.

It was agreed on that the conditions for this incentive plan would be the same as those for the LTI 2010-2011 detailed above for those Program beneficiaries.

Thus, during 2014, 6,910 shares have been granted to beneficiaries of BBVA Compass, corresponding to the first third of the deferred part of the resulting shares of the LTI 2010-2011 settlement, and €2,211 as an adjustment of granted shares. There are still two thirds deferred for 2015 and 2016.

Additionally, the BBVA Compass remuneration structure includes long-term incentive programs in shares for employees in certain key positions that do not belong to the Management Team. These plans run over a three-year term. On December 31, 2014 there are three existing programs (2012-2014, 2013-2015 and 2014-2016).

Once the 2011-2013 program have finished, 157,480 shares, corresponding to this program, have been granted during 2014.

43.2         General and administrative expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
General and Administrative Expenses	2014	2013	2012
Technology and systems	585	714	735
Communications	271	294	311
Advertising	213	336	359
Property, fixtures and materials	911	920	873
Of which: Rent expenses (*)	461	470	490
Taxes other than income tax	418	421	417
Other expenses	1,606	1,428	1,234
Total	4,004	4,113	3,929

(*) The consolidated companies do not expect to terminate the lease contracts early.

44.      Depreciation and amortization

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of Euros
Depreciation and Amortization	Notes	2014	2013	2012
Tangible assets	17	611	581	565
For own use		589	560	543
Investment properties		22	21	22
Assets leased out under financial lease		-	-	-
Other Intangible assets	18.2	535	514	413
Total		1,145	1,095	978

45.      Provisions (net)

In the years ended December 31, 2014, 2013 and 2012 the net allowances charged to the income statement under the headings “Provisions for pensions and similar obligations”, “Provisions for contingent risks and commitments”, “Provisions for taxes and other legal contingencies” and “Other provisions” in the accompanying consolidated income statements are as follows:

		Millions of Euros
Provisions (Net)	Notes	2014	2013	2012
Provisions for pensions and similar obligations	24	816	373	433
Provisions for contingent risks and commitments	7.3.8	14	38	55
Provisions for taxes and other legal contingencies		94	14	10
Other Provisions		218	184	143
Total		1,142	609	641

46.      Impairment losses on financial assets (net)

The breakdown of impairment losses on financial assets by the nature of those assets in the accompanying consolidated income statements is as follows:

		Millions of Euros
Impairment Losses on Financial Assets (Net)	Notes	2014	2013	2012
Available-for-sale financial assets	12	36	36	41
Debt securities		19	5	(5)
Other equity instruments		17	31	46
Loans and receivables	7.3.8	4,304	5,577	7,817
Of which:
Recovery of written-off assets	7.3.7	443	362	337
Total		4,340	5,612	7,859

47.      Impairment losses on other assets (net)

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

		Millions of Euros
Impairment Losses on Other Assets (Net)	Notes	2014	2013	2012
Goodwill and investment in entities	18.1 - 16	-	5	54
Other intangible assets	18.2	8	9	-
Tangible assets	17	97	160	90
For own use		35	32	1
Investment properties		61	127	89
Inventories	20	192	270	956
Rest		-	24	24
Total		297	467	1,123

48.      Gains (losses) on derecognized assets not classified as non-current assets held for sale

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains and Losses on Derecognized Assets Not Classified as Non-current Assets Held for Sale	2014	2013	2012
Gains
Disposal of investments in subsidiaries	28	67	31
Disposal of tangible assets and other	38	637	22
Losses:
Disposal of investments in subsidiaries	-	(2,601)	(25)
Disposal of tangible assets and other	(20)	(18)	(25)
Total	46	(1,915)	3

During 2013, the heading “Losses - Disposal of investments in subsidiaries” included, mainly, the realized losses for the sale of the stake in CNCB. The heading “Gains - Disposal of tangible assets and other” included the realized gains of the reinsurance agreement that was entered into with the reinsurance entity Scor Global Life.

49.      Gains (losses) on non-current assets held for sale

49.1	Gains (losses) on non-current assets held for sale not classified as discontinued operations

The main items included in the balance under this heading in the accompanying consolidated income statements are as follows:

		Millions of Euros
Gains (Losses) in Non-current Assets Held for Sale not classified as discontinued operations	Notes	2014	2013	2012
Gains (losses) on sale of real estate		(5)	(25)	(85)
Impairment of non-current assets held for sale	15	(406)	(602)	(524)
Impairment and gains (losses) on sale of investments classified as assets held for sale		(42)	228	(15)
Total		(453)	(399)	(624)

49.2	Gains (losses) on non-current assets held for sale classified as discontinued operations

The earnings generated by discontinued operations are shown below (see Note 3). During 2014, no earnings were generated by discontinued operations.

	Millions of Euros
Gains (Losses) in Non-current Assets Held for Sale classified as discontinued operations	2014	2013	2012
Interest income/(charges)	-	3	11
Income for companies accounted for using the equity method	-	8	9
Net fee and commission income	-	210	686
Gains/losses on financial assets and liabilities	-	8	65
Exchange differences	-	-	-
Other operating income (net)	-	(8)	(2)
Total income	-	222	769
Personnel expenses	-	(51)	(139)
Other general administrative expenses	-	(29)	(89)
Depreciation and amortization	-	(5)	(10)
Provisions	-	(1)	(6)
Impairment losses on financial assets	-	-	-
Profit (loss) from operations	-	136	525
Gains (losses) on disposal of assets not classified as non-current assets held for sale	-	2	3
Profit (loss) before tax	-	137	528
Income tax	-	(43)	(136)
Profit (loss) from discontinued operations (*)	-	94	393
Profit from business sale agreements (**)	-	1,772
Total	-	1,866	393

(*)	Originated until the date of the sale agreement.

(**)

Includes the net profit and profit attributable to non-controlling interests and the impact of exchange/translation differences of the sale during 2013 of AFP Horizonte, S.A.(Peru), BBVA Horizonte (Colombia) y Afore Bancomer (México).

50.      Consolidated statements of cash flows

Cash flows from operating activities decreased in 2014 by €6,188 million (compared with a decrease of €500 million in 2013). The most significant reasons for the change occurred under the headings “Loans and receivables”, “Financial liabilities at amortized cost” and “Financial instruments held for trading”.

The variances in cash flows from investment activities between in 2014 not material.

Cash flows from financing activities increased during 2014 by €3,157 million (compared to €1,326 million decrease in 2013), with the most significant changes corresponding to the issue of own equity instruments and “Subordinated liabilities”.

The table below shows the breakdown of the main cash flows related to investing activities as of December 31, 2014, 2013 and 2012:

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
2013	Investments (-)	Divestments (+)
Tangible assets	(1,419)	167
Intangible assets	(467)	-
Investments	-	118
Subsidiaries and other business units	(98)	-
Non-current assets held for sale and associated liabilities	-	548
Held-to-maturity investments	-	-
Other settlements related to investment activities	-	-

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
2013	Investments (-)	Divestments (+)
Tangible assets	(1,252)	101
Intangible assets	(526)	-
Investments	(547)	944
Subsidiaries and other business units	-	3,299
Non-current assets held for sale and associated liabilities	-	571
Held-to-maturity investments	-	431
Other settlements related to investment activities	-	-

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
2012	Investments (-)	Divestments (+)
Tangible assets	1,685	-
Intangible assets	777	-
Investments	-	19
Subsidiaries and other business units	-	-
Non-current assets held for sale and associated liabilities	-	590
Held-to-maturity investments	60	-
Other settlements related to investment activities	-	-

51.     Accountant fees and services

The details of the fees for the services contracted by entities of the BBVA Group in 2014 with their respective auditors and other audit entities are as follows:

Millions of Euros
Fees for Audits Conducted	2014
Audits of the companies audited by firms belonging to the Deloitte worldwide organization and other reports related with the audit (*)	21.3
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organization	3.4
Fees for audits conducted by other firms	0.1

(*) Including fees belonging to annual statutory audits (€17 million)

In 2014, other entities in the BBVA Group contracted other services (other than audits) as follows:

Millions of Euros
Other Services Contracted	2014
Firms belonging to the Deloitte worldwide organization(*)	3.3
Other firms	27.1

(*) Including €1.1 million related to fees for tax services.

The services provided by the auditors meet the independence requirements established under Law 44/2002, of 22 November 2002, on Measures Reforming the Financial System and under the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC); accordingly they do not include the performance of any work that is incompatible with the auditing function.

52.      Related-party transactions

As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are of little relevance and are carried out under normal market conditions.

52.1	Transactions with significant shareholders

As of December 31, 2014 there were no shareholders considered significant (see Note 25).

52.2	Transactions with BBVA Group entities

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

	Millions of euros
Balances arising from transactions with Entities of the Group	2014	2013	2012
Assets:
Loans and advances to credit institutions	544	318	212
Loans and advances to customers	1,145	792	820
Liabilities:
Deposits from credit institutions	142	5	28
Customer deposits	84	504	180
Debt certificates	16	-	-
Memorandum accounts:
Contingent risks	960	691	102
Contingent commitments	161	46	114

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associates and joint venture entities that are accounted for under the equity method are as follows:

	Millions of euros
Balances of Income Statement arising from transactions with Entities of the Group	2014	2013	2012
Income statement:
Financial incomes	71	53	26
Financial costs	20	4	1

There were no other material effects in the consolidated financial statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2.1) and from the insurance policies to cover pension or similar commitments, as described in Note 24. As of December 31, 2014, the notional amount of the derivatives entered into by the BBVA Group with those entities amounted to €959 million which corresponded to financial derivatives with the Garanti Group).

In addition, as part of its normal activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.

52.3	Transactions with members of the Board of Directors and the Management Committee

The information on the remuneration of the members of the BBVA Board of Directors and the Management Committee is included in Note 53.

As of December 31, 2014 and 2013, the amount of loans by the Group’s entities to the members of the Board of Directors was €235 and €141 thousand, respectively. As of December 31, 2012 there were no loans by the Group’s credit institutions to the members of the Bank’s Board of Directors. As of December 31, 2014, 2013 and 2012 the amount of loans by the Group’s entities to the members of the Management Committee (excluding the executive directors) amounted to €4,614 thousand, €6,076 thousand and €7,401 thousand, respectively.

As of December 31, 2014, there were no loans to parties related to the members of the Bank’s Board of Directors and as of December 31, 2013 and 2012 the amount disposed of the loans to parties related to the members of the Bank’s Board of Directors amounted to €6,939 thousand and €13,152 thousand, respectively. As of December 31, 2014 the amount disposed of loans to parties linked to members of the Bank’s Management Committee amounted to €291 thousand. As of December 31, 2013 and 2012, there were no loans to parties related to members of the Bank’s Management Committee.

As of December 31, 2014, 2013 and 2012 no guarantees had been granted to any member of the Board of Directors.

As of December 31, 2014, 2013 and 2012 no guarantees had been granted to any member of the Management Committee.

As of December 31, 2014, 2013 and 2012 the amount used for guarantee and commercial loan transactions arranged with parties related to the members of the Bank’s Board of Directors and Management Committee totaled €419 thousand, €5,192 thousand and €3,327 thousand, respectively.

52.4	Transactions with other related parties

In the years ended December 31, 2014, 2013 and 2012 the Group did not perform any transactions with other related parties that are not in the normal course of their business, that were not under market conditions or that were relevant for the consolidated equity, financial situation or earnings of the BBVA Group.

53.     Remuneration and other benefits of the Board of Directors and Members of the Bank’s Management Committee

—	Remuneration of non-executive directors received in 2014

The cash remuneration paid to the non-executive members of the Board of Directors during 2014 is indicated below. The figures are given individually for each non-executive director and itemised:

	Thousands of Euros
Non-Executive Director remuneration	Board of Directors	Executive Committee	Audit & Compliance	Risks Committee	Remuneration Committee	Appointments Committee	Total
Tomás Alfaro Drake	129	-	71	-	21	102	323
Ramón Bustamante y de la Mora	129	-	71	107	-	-	307
José Antonio Fernández Rivero (1)	129	-	-	214	-	41	383
Ignacio Ferrero Jordi	129	167	-	-	43	-	338
Belén Garijo López	129	-	71	-	-	-	200
Carlos Loring Martínez de Irujo	129	-	71	-	107	-	307
Lourdes Máiz Carro (2)	107	-	-	-	-	-	107
José Maldonado Ramos	129	167	-	-	43	41	379
José Luis Palao García-Suelto	129	-	179	107	-	20	435
Juan Pi Llorens	129	-	-	107	43	-	278
Susana Rodríguez Vidarte	129	167	-	53	21	41	411
Total (3)	1,395	500	464	588	278	244	3,469

(1)

Mr. José Antonio Fernández Rivero received, in addition to the above mentioned amounts, a total of €546 thousand as a pre-retired BBVA employee. As of November, his status changed to retired, and he received a retirement pension amount of €95 thousand from an insurance company.

(2)	Mrs. Lourdes Máiz Carro was named director on March 14, 2014, as agreed at the AGM.

(3)

Mr. Juan Carlos Álvarez Mezquíriz, who ceased to be a director on March 14, 2014, received the total amount of €84 thousand as retribution for his tenure in the Board of Directors, Executive Committee and Appointments Committee. These amounts likewise include the changes in the composition of the committees during 2014.

Moreover, in 2014, €117 thousand were paid in health and casualty insurance premiums for non-executive members of the Board of Directors.

—	Remuneration of executive directors received in 2014

The remuneration paid to the executive directors during 2014 is indicated below. The figures are given individually for each executive director and itemised:

		Thousands of Euros
Executive Director remuneration		2013 Annual	Deferred	Total Cash	2013 Annual	Deferred Variable Remuneration in BBVA Shares (2)	Total Shares
	Fixed	Variable	Variable		Variable
	Remuneration	Remuneration	Remuneration		Remuneration in
		in cash (1)	in cash (2)		BBVA Shares (1)
Chairman and CEO	1,966	797	682	3,445	88,670	122,989	211,659
President and COO	1,748	495	432	2,675	55,066	84,995	140,061
José Manuel González-Páramo Martínez-Murillo	800	48	-	848	5,304	-	5,304
Total	4,514	1,340	1,114	6,968	149,040	207,984	357,024

(1)	Amounts corresponding to 50% of the Annual Variable Remuneration for 2013.

(2)

Amounts corresponding to the sum of the deferred remuneration of the Annual Variable Remuneration of previous years (2012 and 2011) and to the LTI 2010-2011 shares, and its cash updates, whose payment have been done during 2014.

Moreover, the executive directors have received during 2014 benefits in kind and other remuneration for a total amount of €54,196; of which €13,527 correspond to the Chairman and CEO, €25,971 to the President and COO and €14,698 to Mr. José Manuel González- Páramo Martinez-Murillo.

The executive directors’ remuneration, that correspond to the model that apply to the management team of BBVA, is composed by a fix remuneration and a variable remuneration, constituted by an ordinary variable cash remuneration and a variable remuneration share-based incentive for the management team of the BBVA Group. (the “Annual Variable Remuneration”).

During 2014, the executive directors have received the amount of the fixed remuneration corresponding to the year and the variable remuneration to be payable this year, to which they are entitled under the settlement and payment system resolved by the General Meeting (the “Settlement and Payment System”), which determines that:

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

Thus, during 2014 executive directors have received the following variable remuneration:

1.    Annual Variable Remuneration for year 2013

The amount corresponding to the 50% of the Annual Variable Remuneration (in cash and in shares) corresponding to 2013, as indicated in the chart above. The remaining 50% of the Annual Variable Remuneration for 2013 that has been deferred under the Settlement and Payment System will be paid, subject to the conditions described above, in thirds during the first quarter of 2015, 2016 and 2017, such that under this item the Chairman and CEO will receive €265,713 and 29,557 BBVA shares, the President and COO will receive €165,012 and 18,356 BBVA shares and Mr. José Manuel González-Páramo will receive €15,894 and 1,768 shares.

(*)

Mr. José Manuel González-Páramo Martínez-Murillo was appointed executive director of BBVA by agreement of the Board of Directors on May 29, 2013, being his Annual Variable Remuneration for 2013 proportional to the time he has been on the charge.

2.    Deferred parts of the Variable Remuneration from previous years paid in 2014:

The Chairman & CEO and the President & COO, in application of the Settlement & Payment System, have received the following variable remuneration during 2014:

–    Annual Variable Remuneration for the year 2012

The amount corresponding to the first third of the deferred Annual Variable Remuneration of 2012, both in cash and in shares, receiving, after the pertinent adjustments, the amount of €273,902 and 36,163 shares in the case of the Chairman and CEO, and €166,877 and 22,032 shares in the case of the President and COO.

The remaining two thirds of the deferred Annual Variable Remuneration corresponding to 2012 will be paid during the first quarter of 2015 and 2016, subject to the aforementioned conditions.

–    Annual Variable Remuneration for the year 2011

The amount corresponding to the second third of the deferred Annual Variable Remuneration of 2011, both in cash and in shares, receiving, after the pertinent adjustments, the amount of €381,871 and 51,826 shares in the case of the Chairman and CEO, and €242,883 and 32,963 shares in the case of the President and COO.

The remaining third of the Annual Variable Remuneration corresponding to 2011 will be paid, during the first quarter of 2015, subject to the conditions mentioned above.

–    Multi-Year Variable Share Remuneration Programme for 2010-2011 (“LTI 2010-2011”)

Lastly, the Chairman and CEO and the President and COO have received during 2014 the second third of the shares resulting from the settlement of the LTI 2010-2011 that were deferred, for which the Chairman and CEO received 35,000 shares and the President & COO 30,000 shares; and the cash amount resulting from the adjustment for the updated value of these deferred shares, for which the Chairman & CEO received €25,795 and the President and COO €22,110, being deferred until the first semester of 2015 the payment, under the aforementioned conditions, of the remaining third resulting from the settlement of the LTI 2010-2011.

—	Annual Variable Remuneration of executive directors for the year 2014

Following year-end 2014, the Annual Variable Remuneration for the executive directors corresponding to that year has been determined, applying the conditions established for that purpose by the General Meeting. Consequently, during the first quarter of 2015 the executive directors will receive 50% of this remuneration, i.e., €865,644 and 112,174 BBVA shares for the Chairman & CEO; €530,169 and 68,702 BBVA shares for the President & COO; and €85,199 and 11,041 BBVA shares for José Manuel González-Páramo Martínez-Murillo (*). The remaining 50% of the Annual Variable Remuneration will be deferred over a three-year period, such that during the first quarter of each year (2016, 2017 and 2018) the Chairman & CEO will receive the amount of €288,548 and 37,392 BBVA shares; the President & COO will receive €176,723 and 22,901 BBVA shares; and José Manuel González-Páramo Martínez-Murillo will receive €28,400 and 3,681 BBVA shares.

The payment of the deferred parts of the 2014 Annual Variable Remuneration will be subject to the conditions of the Settlement & Payment System established pursuant to the resolutions adopted by the General Meeting.

These amounts are recorded under the item “Other Liabilities - Accrued interest” of the consolidated balance sheet at December 31, 2014.

—	Remuneration of the members of the Management Committee received in 2014(*)

During 2014, the remuneration paid to the members of the BBVA Management Committee as a whole, excluding the executive directors, amounted to €8,764 thousand corresponding to fixed remuneration plus the variable remuneration indicated below, pursuant to the Settlement and Payment System described above:

(*)	This section includes aggregated information for the non-executive members of the Board of Directors as of December 31, 2014 (13 members)

1.    Annual Variable Remuneration for year 2013

A total amount of €2,734 thousand and 304,579 BBVA shares, that corresponds to the part of the Annual Variable Remuneration of 2013 under the Settlement and Payment System applicable to each member of the Management Committee.

The remaining part of the deferred Annual Variable Remuneration for 2013 will be paid, subject to the conditions described above, in thirds during the first quarter of 2015, 2016 and 2017, such that under this item, this group as a whole will receive the amount of €911 thousand (*) and 101,098 BBVA shares each year.

(*)	According to the average exchange rate as of December 31, 2014

2.    Deferred parts of the Variable Remuneration from previous years

–    Annual Variable Remuneration for 2012

The first third of the deferred Annual Variable Remuneration of 2012, corresponding for this item, after its updates, the amount of €765 thousand and 101,407 shares.

The remaining Annual Variable Remuneration corresponding to 2012 for this group has been deferred and will be payable in thirds during the first quarter of 2015 and 2016, under the conditions described above.

–    Annual Variable Remuneration for 2011

The second third of the deferred Annual Variable Remuneration of 2011, corresponding for this item, after its updates, the amount of €989 thousand and 134,618 shares.

The remaining Annual Variable Remuneration corresponding to 2011 for this group has been deferred and will be payable during the first quarter of 2015, under the conditions described above.

–    Multi-Year Variable Share Remuneration Programme for 2010-2011 (“LTI 2010-2011”).

The second third of the shares resulting from the settlement of the LTI 2010-2011 that were deferred, corresponding under this item a total of 89,998 shares for the Management Committee as a whole. A further €66 thousand was paid corresponding to the adjustment of these deferred vested shares.

The remaining two third of the deferred shares resulting from the settlement of the LTI 2010-2011 for thiese members will be paid during the first quarter of 2015, under the conditions described above.

Finally, in 2014, members of the BBVA Management Committee as a whole, excluding executive directors, received remuneration in kind amounting to a total of €1,084 thousand.

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

The number of “theoretical shares” allocated to the non-executive directors in 2014 who are beneficiaries of the system of deferred delivery of shares, corresponding to 20% of the total remuneration in cash received by said directors during 2013, are as follows:

	Theoretical shares allocated in 2014	Theoretical shares accumulated at December 31, 2014
Tomás Alfaro Drake	6,693	43,159
Ramón Bustamante y de la Mora	6,807	69,512
José Antonio Fernández Rivero	8,497	69,013
Ignacio Ferrero Jordi	7,500	74,702
Belén Garijo López	4,437	7,957
Carlos Loring Martínez de Irujo	6,811	57,307
José Maldonado Ramos	8,402	36,268
José Luis Palao García-Suelto	9,181	29,658
Juan Pi Llorens	6,174	16,365
Susana Rodríguez Vidarte	6,817	53,919
Total (1)	71,319	457,860

(1)	Mr. Juan Carlos Álvarez Mezquíriz, who ceased as director on March 14, 2014, was also allocated 7,453 theroretical shares.

—	Pensions commitments

The provisions recorded as of December 31, 2014 to cover pension commitments for executive directors amount to €26,026 thousand in the case of the President and COO and €269 thousand in the case of José Manuel González-Páramo Martínez-Murillo. €2,624 thousand and €261 thousand were set aside in 2014 for the President and COO and for José Manuel González-Páramo Martínez-Murillo, respectively, to cover the contingencies of retirement, disability and death.

There are no other pension obligations in favour of other executive directors.

The provisions charged to December 31, 2014 for pension commitments for the members of the Management Committee, excluding executive directors, amounted to €89,817 thousand, of which, €8,649 thousand were provisioned during 2014.

—	Termination of contractual relationship.

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

54.     Other information

54.1         Environmental impact

Given the activities BBVA Group entities engage in, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of December 31, 2014, there is no item in the Group’s accompanying consolidated financial statements that requires disclosure in an environmental information report pursuant to Ministry of Economy Order JUS/206/2009 dated January 28, implementing new forms for the use of entities obliged to publish such information, and no specific disclosure of information on environmental matters is included in these financial statements.

54.2     Reporting requirements of the Spanish National Securities Market Commission (CNMV)

Dividends paid in the year

The table below presents the dividends per share paid in cash in 2014, 2013 and 2012 (cash basis dividend, regardless of the year in which they were accrued, but without including other shareholder remuneration, such as the “Dividend Option”).

See Note 4 for a complete analysis of all remuneration awarded to shareholders during 2014, 2013 and 2012:

	2014			2013			2012
Dividends Paid (“Dividend Option” not included)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)
Ordinary shares	16%	0.08	471	41%	0.20	1,117	41%	0.20	1,029
Rest of shares	-	-	-	-	-	-	-	-	-
Total dividends paid in cash	16%	0.08	471	41%	0.20	1,117	41%	0.20	1,029
Dividends with charge to income	16%	0.08	471	41%	0.20	1,117	41%	0.20	1,029
Dividends with charge to reserve or share premium	-	-	-	-	-	-	-	-	-
Dividends in kind	-	-	-	-	-	-	-	-	-

Earnings and ordinary income by business segment

The detail of the consolidated profit for the years ended December 31, 2014, 2013 and 2012 for each operating segment is as follows:

		Millions of Euros
Profit Attributable by Operating Segments	2014	2013 (*)	2012
Spain	1,028	589	1,186
Real Estate Activity in Spain	(876)	(1,252)	(4,068)
Eurasia	565	449	404
Mexico	1,915	1,802	1,687
South America	1,001	1,224	1,172
United States	428	390	445
Subtotal operating segments	4,062	3,201	826
Corporate Center	(1,444)	(1,117)	850
Profit attributable to parent company	2,618	2,084	1,676
Non-assigned income	-	-	-
Elimination of interim income (between segments)	-	-	-
Other gains (losses) (*)	464	753	651
Income tax and/or profit from discontinued operations	898	(1,882)	(745)
Operating profit before tax	3,980	954	1,582

(*)	Profit attributable to non-controlling interests.

For the years ended December 31, 2014, 2013 and 2012 detail of the BBVA Group’s ordinary income for each operating segment, which is made up of the “Interest and similar income”, “Dividend income”, “Fee and commission income”, “Net gains (losses) on financial assets and liabilities” and “Other operating income”, is as follows:

		Millions of Euros
Ordinary Profit by Operating Segments	2014	2013	2012
Spain	6,622	6,103	6,659
Real Estate	(132)	(38)	(79)
Eurasia	1,680	1,717	1,665
Mexico	6,522	6,194	5,751
South America	5,191	5,583	5,308
United States	2,137	2,047	2,198
Corporate Center	(664)	(210)	391
Adjustments and eliminations of ordinary profit between segments	(631)	(645)	(68)
Total Ordinary Profit BBVA Group	20,725	20,752	21,824

Issuances by market type

Changes in debt certificates (including bonds) and subordinated liabilities (see Note 21.3) in the years ended December 31, 2014, 2013 and 2012 by the type of market in which they were issued are as follows:

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2014	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	61,480	7,486	(13,187)	(271)	55,508
With information brochure	61,311	7,486	(13,187)	(271)	55,339
Without information brochure	169	-	-	-	169
Other debt certificates issued outside the European Union	13,199	4,264	(1,364)	584	16,683
Total	74,679	11,750	(14,551)	313	72,191

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2013	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other(*)	Balance at the End
Debt certificates issued in the European Union	85,022	13,609	(37,011)	(140)	61,479
With information brochure	84,853	13,609	(37,011)	(140)	61,311
Without information brochure	169	-	-	-	169
Other debt certificates issued outside the European Union	13,049	2,324	(1,675)	(499)	13,199
Total	98,070	15,933	(38,686)	(639)	74,679

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2012	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	85,924	58,702	(71,644)	12,040	85,022
With information brochure	85,855	58,602	(71,644)	12,040	84,853
Without information brochure	69	100	-	-	169
Other debt certificates issued outside the European Union	11,425	3,538	(2,524)	610	13,049
Total	97,349	62,239	(74,167)	12,650	98,070

Interest and income by geographical area

The breakdown of the balance of “Interest and Similar Income” in the accompanying consolidated income statements by geographical area is as follows:

		Millions of Euros
Interest and Similar Income. Breakdown by Geographical Area	2014	2013	2012
Domestic market	7,073	7,965	9,299
Foreign	15,765	15,547	15,516
European Union	369	523	757
Rest of OECD	9,492	7,999	8,193
Rest of countries	5,904	7,025	6,566
Total	22,838	23,512	24,815

55.     Subsequent events

On February 10, 2014, BBVA agreed to issue perpetual contingent convertible securities, convertible into newly issued common stock of BBVA, without pre-emption rights, for a total amount of 1.5 billion Euros (the “Issuance”). BBVA will apply for the Preferred Securities to qualify as Additional Tier 1 Capital under Law 10/2014 of 26th June, on regulation, supervision and solvency of credit entities and Regulation (EU) No. 575/2013 of the European Parliament and of the Council of 26 June 2013, on the prudential requirements for credit institutions and investment firms.

The Issuance was targeted only at qualified investors and foreign private banking customers and in any case was not be made to, and may not be subscribed for, in Spain or to or by Spanish residents, without prejudice to the additional sales restrictions as set out in the terms and conditions of the Issuance.

Application has been made to the Irish Stock Exchange plc. for the Preferred Securities to be admitted to the Official List and trading on the Global Exchange Market of the Irish Stock Exchange plc.

In April 2015, the Executive Committee approved the execution of the first of the capital increases charged to reserves as agreed by the AGM held on March 13, 2015 to implement the Dividend Option. As a result of this increase, the Bank’s common stock increased by €39,353,896.26 (80,314,074 shares at a €0.49 par value each). 90.31% of shareholders opted to receive their remuneration in the form of shares. The other 9.69% of the right owners opted to sell the rights assigned to them to BBVA, and as a result, BBVA acquired 602,938,646 rights for a total amount of €78,382,023.98; said shareholders were paid in cash at a gross fixed price of €0.13 per right.

From January 1, 2015 to the date of preparation of these consolidated financial statements, no other subsequent events not mentioned above in these financial statements have taken place that significantly affect the Group’s earnings or its equity position.

Appendices

APPENDIX I	Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group

Additional Information on Consolidated Subsidiaries composing the BBVA Group
			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 12.31.14	Liabilities 12.31.14	Equity 12.31.14	(Loss) 12.31.14
AMERICAN FINANCE GROUP, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	17	17	-	17	-
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	51	516	464	87	(35)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	REAL ESTATE	-	100.00	100.00	4	7	-	7	-
ANIDA GRUPO INMOBILIARIO, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	271	1,987	1,717	742	(471)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	-	100.00	100.00	155	133	-	122	11
ANIDA OPERACIONES SINGULARES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	244	4,583	4,316	643	(375)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	91	131	40	82	10
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2	2	-	2	-
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	-	100.00	100.00	25	112	99	21	(7)
APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	CHILE	SERVICES	-	100.00	100.00	-	1	-	-	-
APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	14	9	4	-
APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	3	2	-	-
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.- ATA	MEXICO	SERVICES	100.00	-	100.00	160	322	125	190	7
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	805	806	1	802	2
ARRAHONA AMBIT, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	76	112	(25)	(12)
ARRAHONA IMMO, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	53	291	204	75	12
ARRAHONA NEXUS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	234	327	(72)	(21)
ARRAHONA RENT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	9	11	-	11	(1)
ARRELS CT FINSOL, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	288	344	(22)	(33)
ARRELS CT LLOGUER, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	39	44	(2)	(2)
ARRELS CT PATRIMONI I PROJECTES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	135	165	(28)	(3)
ARRELS CT PROMOU, S.A.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	-	19	28	(11)	2
AUMERAVILLA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	2	-	2	-
BAHIA SUR RESORT, S.C.	SPAIN	INACTIVE	99.95	-	99.95	1	1	-	1	-
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	52.20	47.80	100.00	105	5,203	4,982	284	(64)
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	-	68.18	68.18	682	16,275	15,275	903	97
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	-	100.00	110	2,603	2,433	157	13
BANCO CONTINENTAL, S.A. (1)	PERU	BANKING	-	46.12	46.12	1,424	17,542	15,999	1,187	357
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	-	99.86	99.86	15	19	-	19	-
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	-	100.00	100.00	2	2,709	2,667	21	22
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	-	99.93	99.93	97	153	13	126	14
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	17	18	-	18	-
BANCO PROVINCIAL OVERSEAS N.V.	CURAÇAO	BANKING	-	100.00	100.00	51	586	533	53	-
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	VENEZUELA	BANKING	1.46	53.75	55.21	493	21,157	19,131	1,727	299
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2	2	-	2	-
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	6	7	2	3	3

BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	34	67	32	25	9
BBV AMERICA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	479	1,745	-	1,784	(39)
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	1	-

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on December 31, 2014
(1) Full consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 12.31.14	Liabilities 12.31.14	Equity 12.31.14	(Loss) 12.31.14
BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	14	16	2	8	5
BBVA ASSET MANAGEMENT CONTINENTAL S.A. SAF (1)	PERU	FINANCIAL SERVICES	-	46.12	46.12	15	20	5	12	3
BBVA ASSET MANAGEMENT, S.A. SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	31	34	3	25	6
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	OTHER INVESTMENT COMPANIES	17.00	83.00	100.00	11	145	83	27	35
BBVA AUTOMERCANTIL, COMERCIO E ALUGER DE VEICULOS AUTOMOVEIS,LDA.	PORTUGAL	FINANCIAL SERVICES	100.00	-	100.00	5	20	15	5	-
BBVA AUTORENTING, S.A.	SPAIN	SERVICES	100.00	-	100.00	69	389	335	40	13
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	-	100.00	100.00	64	2,159	2,084	74	-
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.61	30.32	75.93	157	6,927	5,932	697	298
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	26	43	16	11	15
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	159	440	281	108	51
BBVA BANCOMER SEGUROS SALUD, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	21	30	9	18	3
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	16	101	85	11	6
BBVA BANCOMER USA, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	45	46	1	33	12
BBVA BANCOMER, S.A.,INSTITUCION DE BANCA MÚLTIPLE, GRUPO FINANCIERO
BBVA BANCOMER	MEXICO	BANKING	-	100.00	100.00	7,498	85,940	78,458	6,075	1,407
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRASIL	BANKING	100.00	-	100.00	16	37	3	31	2
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	-	24	6	13	5
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	37	36	-	-
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.20	19.23	95.43	377	14,592	13,390	1,019	183
BBVA COMERCIALIZADORA LTDA.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	4	4	1	3	-
BBVA COMPASS BANCSHARES, INC	UNITED STATES	INVESTMENT COMPANY	100.00	-	100.00	9,754	9,966	103	9,512	351
BBVA COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	214	483	270	214	(1)
BBVA COMPASS INSURANCE AGENCY, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	131	133	2	126	5
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	9	110	75	23	12
BBVA CONSULTING ( BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	-	100.00	100.00	-	2	1	1	-
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	-	100.00	100.00	4	5	1	5	-
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA Y MICRO
EMPRESA, EDPYME, S.A. (BBVA CONSUMER FINANCE - EDPYME)	PERU	FINANCIAL SERVICES	-	66.32	66.32	15	52	34	19	(1)
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	CHILE	FINANCIAL SERVICES	-	100.00	100.00	13	18	4	8	6
BBVA CORREDORES DE BOLSA LIMITADA	CHILE	SECURITIES DEALER	-	100.00	100.00	50	589	538	84	(34)
BBVA DATA & ANALYTICS, S.L.	SPAIN	SERVICES	-	100.00	100.00	-	3	2	-	1

BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	2	5	1	4	-
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	2	2	0	1	1
BBVA ELCANO EMPRESARIAL II, S.A. EN LIQUIDACION	SPAIN	IN LIQUIDATION	45.00	-	45.00	14	36	4	28	4
BBVA ELCANO EMPRESARIAL, S.A. EN LIQUIDACION	SPAIN	IN LIQUIDATION	45.00	-	45.00	14	36	4	28	4
BBVA FACTORING LIMITADA (CHILE)	CHILE	FINANCIAL SERVICES	-	100.00	100.00	8	88	79	8	-
BBVA FINANCE (UK), LTD.	UNITED KINGDOM	IN LIQUIDATION	-	100.00	100.00	3	12	-	12	-
BBVA FINANZIA, S.p.A	ITALY	FINANCIAL SERVICES	100.00	-	100.00	29	318	291	23	4
BBVA FRANCES ASSET MANAGMENT S.A. SOCIEDAD GERENTE DE FONDOS
COMUNES DE INVERSIÓN.	ARGENTINA	FINANCIAL SERVICES	-	100.00	100.00	8	19	6	7	5
BBVA FRANCES VALORES, S.A.	ARGENTINA	SECURITIES DEALER	-	100.00	100.00	2	4	1	2	1
BBVA FUNDOS, S.GESTORA FUNDOS PENSOES,S.A.	PORTUGAL	PENSION FUNDS MANAGEMENT	-	100.00	100.00	1	15	1	13	1
BBVA GEST, S.G.DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	SECURITIES DEALER	-	100.00	100.00	1	8	-	8	-

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on December 31, 2014

(1) Full consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 12.31.14	Liabilities 12.31.14	Equity 12.31.14	(Loss) 12.31.14
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	395	391	4	-
BBVA GLOBAL MARKETS B.V.	NETHERLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	592	592	-	-
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL ESTATE	-	68.11	68.11	5	42	35	6	1
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	39	267	221	44	2
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	12	9	3	-
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	1,772	1,772	1	-
BBVA INVERSIONES CHILE, S.A.	CHILE	INVESTMENT COMPANY	61.22	38.78	100.00	483	1,366	6	1,244	116
BBVA IRELAND PLC	IRELAND	FINANCIAL SERVICES	100.00	-	100.00	180	459	254	198	7
BBVA LEASIMO - SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERVICES	-	100.00	100.00	9	12	3	9	-
BBVA LUXINVEST, S.A.	LUXEMBOURG	INVESTMENT COMPANY	36.00	64.00	100.00	256	275	7	143	125
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	3	166	150	9	6
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	95.00	-	95.00	-	-	-	-	-
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	100.00	-	100.00	23	1,726	1,584	119	23
BBVA PARTICIPACIONES MEJICANAS, S.L.	SPAIN	INVESTMENT COMPANY	99.00	1.00	100.00	-	-	-	-	-
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.00	-	100.00	13	67	35	16	16
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERVICES	80.00	20.00	100.00	-	1	-	1	-
BBVA PREVISIÓN AFP S.A. ADM.DE FONDOS DE PENSIONES	BOLIVIA	PENSION FUNDS MANAGEMENT	75.00	5.00	80.00	2	15	7	5	3
BBVA PROPIEDAD, S.A.	SPAIN	REAL ESTATE INVESTMENT COMPANY	-	100.00	100.00	1,162	1,187	10	1,237	(61)
BBVA RE LIMITED	IRELAND	INSURANCES SERVICES	-	100.00	100.00	1	87	45	34	8
BBVA REAL ESTATE MEXICO, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	1	1	(1)	-
BBVA RENTAS E INVERSIONES LIMITADA	CHILE	INVESTMENT COMPANY	-	100.00	100.00	191	192	-	158	34
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERVICES	5.94	94.06	100.00	21	716	631	71	15
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	149	2,903	2,754	121	28
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	10	66	50	14	3
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	14	417	320	68	29
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCES SERVICES	-	100.00	100.00	52	227	174	50	3
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	94.35	5.60	99.95	431	18,113	16,382	1,513	218
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	11,585	11,584	1	-
BBVA SERVICIOS CORPORATIVOS LIMITADA	CHILE	SERVICES	-	100.00	100.00	8	15	7	7	1
BBVA SERVICIOS, S.A.	SPAIN	COMERCIAL	-	100.00	100.00	-	10	2	7	2
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERVICES	-	97.49	97.49	20	66	46	20	-

BBVA SOLUCIONES AVANZADAS DE ASESORAMIENTO Y GESTION, S.L. (**)	SPAIN	SERVICES	-	100.00	100.00	-	-	1	3	(3)
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	1,768	1,767	1	-
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.72	60.28	100.00	67	927	786	127	15
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	6	34	13	13	8
BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	1,670	1,670	-	-

BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	-	100.00	100.00	4	5	1	3	1
BBVA VIDA, S.A.DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	100.00	-	100.00	122	2,151	2,019	52	79
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	5	5	-	6	(1)
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	INVESTMENT COMPANY	89.00	11.00	100.00	35	175	56	114	6

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on December 31, 2014

(**) This company has an equity loan from Blue Indico Investments, S.L.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 12.31.14	Liabilities 12.31.14	Equity 12.31.14	(Loss) 12.31.14
BLUE INDICO INVESTMENTS, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	5	18	18	3	(2)
CAIXA DE MANLLEU PREFERENTS, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	-	-	-	-
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	1	76	74	2	-
CAIXASABADELL PREFERENTS, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	92	91	1	-
CAIXASABADELL TINELIA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	41	42	-	41	-
CAPITAL INVESTMENT COUNSEL, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	12	13	-	11	2
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	92	88	56	34	(2)
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.	MEXICO	SECURITIES DEALER	-	100.00	100.00	66	74	8	31	35
CATALONIA GEBIRA, S.L, (**)	SPAIN	REAL ESTATE	-	81.66	81.66	-	44	51	(6)	-
CATALONIA PROMODIS 4, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	14	17	5	(7)
CB TRANSPORT ,INC.	UNITED STATES	INACTIVE	-	100.00	100.00	16	16	-	15	1
CDD GESTIONI, S.R.L.	ITALY	REAL ESTATE	100.00	-	100.00	5	6	-	6	-
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	15	15	-	15	-
CIDESSA UNO, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	5	178	131	51	(5)
CIERVANA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	53	61	2	53	6
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERVICES	-	49.99	49.99	-	1	1	-	-
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	-	100.00	100.00	2	6	4	1	1
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	INACTIVE	-	100.00	100.00	402	402	-	402	-
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	3	3	-	3	-
COMPASS BANK	UNITED STATES	BANKING	-	100.00	100.00	9,673	70,583	60,911	9,343	330
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	6,517	6,517	-	6,447	70
COMPASS CUSTODIAL SERVICES, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	-	-	-	-	-
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	40	50	10	39	-
COMPASS INVESTMENTS, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	-	-	-	-	-
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	5,673	5,674	1	5,605	67
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	66	66	-	66	-
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2,492	2,547	54	2,456	36
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	3	3	-	3	-
COMPASS SOUTHWEST, LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	4,675	4,675	-	4,615	60
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	2	2	-	2	-
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS TRUST II	UNITED STATES	INACTIVE	-	100.00	100.00	-	-	-	-	-
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	580	781	1	778	3
COMPLEMENTOS INNOVACIÓN Y MODA, S.L. (***)	SPAIN	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	IN LIQUIDATION	46.11	53.89	100.00	-	6	5	1	(1)
CONSORCIO DE CASAS MEXICANAS, S.A.P.I. DE C.V.	MEXICO	REAL ESTATE	-	99.99	99.99	1	26	13	13	1

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law

10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on December 31, 2014

(**) This company has an equity loan from ARRELS CT PATRIM ONI I PROYECTES, S.A.

(***) This company has an equity loan from BBVA ELCANO EM PRESARIAL, S.C.R.S.A. and BBVA ELCANO EM PRESARIAL II, S.C.R.S.A. In liquidation.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 12.31.14	Liabilities 12.31.14	Equity 12.31.14	(Loss) 12.31.14
CONTENTS AREA, S.L.	SPAIN	SERVICES	-	100.00	100.00	6	6	1	6	-
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA, S.A. (1)	PERU	SECURITIES DEALER	-	46.12	46.12	7	10	2	7	1
CONTINENTAL DPR FINANCE COMPANY (1)	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	322	322	-	-
CONTINENTAL SOCIEDAD TITULIZADORA, S.A. (1)	PERU	FINANCIAL SERVICES	-	46.12	46.12	1	1	-	-	-
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	10	5	4	-
COPROMED S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	-	-	-	-
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	510	1,188	1	966	221
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	-	75.54	75.54	70	107	15	93	(1)
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2	2	-	2	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1859	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1860	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
ECASA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	11	13	2	6	5
ECOARENYS, S.L. (**)	SPAIN	REAL ESTATE	-	50.00	50.00	-	16	53	(31)	(6)
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	-	99.05	99.05	4	8	4	5	(1)
EL MILANILLO, S.A. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	11	8	1	7	-
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	3	8	6	3	(1)
ENTRE2 SERVICIOS FINANCIEROS, E.F.C., S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	9	9	-	9	-
ESPAIS SABADELL PROMOCIONS INMOBILIARIES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	6	10	3	6	1
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRASIL	IN LIQUIDATION	100.00	-	100.00	-	-	-	1	-
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	-	51.00	51.00	-	-	-	-	-
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	SPAIN	FINANCIAL SERVICES	88.99	-	88.99	2	42	6	32	4
F/253863 EL DESEO RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	1	-	1	-
F/403035-9 BBVA HORIZONTES RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	1	-	1	-
FACILEASING EQUIPMENT, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	51	517	438	66	13
FACILEASING S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	70	728	668	52	8
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	3	3	-	3	-
FINANCIERAS DERIVADAS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	73	73	-	69	3
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	-	100.00	100.00	37	40	7	34	(1)
INSTITUCION DE BANCA MULTIPLE, FIDUCIARIO (FIDEIC.00989 6	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	2	201	199	(7)	9
FIDEICOMISO Nº 711, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA
MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 1ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	49	49	1	(1)
FIDEICOMISO Nº 752, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA
MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 2ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	24	24	-	-
FIDEICOMISO Nº 781, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA
MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 3ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	161	103	50	8
FIDEICOMISO Nº 847, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 4ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	127	128	-	(1)
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	INACTIVE	100.00	-	100.00	-	-	-	-	-
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	9	24	15	14	(5)
FORUM COMERCIALIZADORA DEL PERU, S.A.	PERU	SERVICES	-	66.32	66.32	3	4	1	3	1
FORUM DISTRIBUIDORA DEL PERU, S.A.	PERU	FINANCIAL SERVICES	-	66.32	66.32	6	26	19	6	-
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	-	75.52	75.52	17	127	107	17	3
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	-	75.50	75.50	133	1,098	941	117	41
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100	1	2	2	1	-

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on December 31, 2014

(**) This company has an equity loan from PROMOTORA DEL VALLES, S.L.

(***) This company has an equity loan from ANIDA OPERACIONES SINGULARES, S.A.

(1) Full consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 12.31.14	Liabilities 12.31.14	Equity 12.31.14	(Loss) 12.31.14
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSION FUNDS MANAGEMENT	60.00	-	60.00	9	33	4	21	7
GESTION Y ADMINISTRACION DE RECIBOS, S.A. - GARSA	SPAIN	SERVICES	-	100.00	100.00	1	1	-	1	-
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	-	100.00	100.00	1	7	3	3	1
GRAN JORGE JUAN, S.A. (**)	SPAIN	REAL ESTATE	100.00	-	100.00	424	979	592	383	5
GRANFIDUCIARIA	COLOMBIA	IN LIQUIDATION	-	90.00	90.00	-	-	-	-	-
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	99.97	-	99.97	6,677	9,340	1	7,581	1,758
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	30	30	-	30	-
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	(33)	53	86	(32)	(1)
GUARANTY PLUS PROPERTIES LLC-2	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	38	38	-	38	-
GUARANTY PLUS PROPERTIES, INC-1	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	10	10	-	10	-
HABITATGES INVERCAP, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	1	(1)	-
HABITATGES INVERVIC, S.L. (***)	SPAIN	REAL ESTATE	-	35.00	35.00	-	1	12	(9)	(1)
HABITATGES JUVIPRO, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	2	2	-	-
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL ESTATE	-	100.00	100.00	-	-	-	-	-
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	13	21	8	11	3
HOLDING CONTINENTAL, S.A.	PERU	INVESTMENT COMPANY	50.00	-	50.00	124	1,453	-	1,123	330
HOMEOWNERS LOAN CORPORATION	UNITED STATES	IN LIQUIDATION	-	100.00	100.00	8	8	-	8	-
HUMAN RESOURCES PROVIDER, INC	UNITED STATES	SERVICES	-	100.00	100.00	510	510	-	501	8
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	-	100.00	100.00	506	506	-	498	8
IMOBILIARIA DUQUE DE AVILA, S.A.	PORTUGAL	REAL ESTATE	-	100.00	100.00	9	24	14	8	3
INMESP DESARROLLADORA, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	39	39	-	39	-
INMUEBLES Y RECUPERACIONES CONTINENTAL S.A (1)	PERU	REAL ESTATE	-	46.12	46.12	2	9	7	-	2
INNOVATION 4 SECURITY, S.L.	SPAIN	SERVICES	-	100.00	100.00	-	3	2	1	1
INVERAHORRO, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	19	77	57	20	(1)
INVERPRO DESENVOLUPAMENT, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	1	26	24	2	(1)
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	CURAÇAO	INVESTMENT COMPANY	48.00	-	48.00	11	55	2	53	-
INVERSIONES BAPROBA, C.A.	VENEZUELA	FINANCIAL SERVICES	100.00	-	100.00	1	1	-	1	-
INVERSIONES DE INNOVACION EN SERVICIOS FINANCIEROS, S.L. (****)	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	-	42	46	-	(4)
INVERSIONES P.H.R.4, C.A.	VENEZUELA	INACTIVE	-	60.46	60.46	-	-	-	-	-
INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERVICES	-	100.00	100.00	8	8	-	8	-
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERVICES	-	100.00	100.00	-	4	17	(13)	(1)
L’EIX IMMOBLES, S.L. (*****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	20	25	(4)	(1)
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,029	1,029	-	1,024	6
MADIVA SOLUCIONES, S.L.	SPAIN	SERVICES	-	100.00	100.00	9	1	-	1	-
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	1	3	2	6	(5)
MOMENTUM SOCIAL INVESTMENT 2011, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	3	3	-	3	-
MOMENTUM SOCIAL INVESTMENT 2012, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	2	2	-	2	-
MOMENTUM SOCIAL INVESTMENT 2013, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	2	2	-	2	-
MOMENTUM SOCIAL INVESTMENT HOLDING, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	7	7	-	7	-

(*) Information on foreign companies at exchange rate on December 31, 2014

(**) This company has an equity loan from BBVA, S. A.

(***) These companies has an equity loan from lnverpro Desenvolupament, S.L.

(*****)This company has an equity loan from BILBAO VIZCAYA HOLDING, S.A.

(*****)This company has an equity loan from PROMOTORA DEL VALLES, S.L.

(1) Full consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 12.31.14	Liabilities 12.31.14	Equity 12.31.14	(Loss) 12.31.14
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	-	1	1	-	-
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	1	3	2	1	-
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	30	38	8	25	5
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	-	100.00	100.00	66	69	5	54	11
OPPLUS OPERACIONES Y SERVICIOS, S.A.	SPAIN	SERVICES	100.00	-	100.00	1	26	15	7	4
OPPLUS S.A.C	PERU	IN LIQUIDATION	-	50.00	50.00	1	-	-	-	-
PARCSUD PLANNER, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	6	8	(1)	(1)
PARTICIPACIONES ARENAL, S.L.	SPAIN	INACTIVE	-	100.00	100.00	8	8	-	8	-
PECRI INVERSION S.A	SPAIN	OTHER INVESTMENT COMPANIES	100.00	-	100.00	88	88	-	95	(7)
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	278	4,119	3,842	241	37
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	370	390	20	361	9
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	78	78	-	78	-
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	23	23	-	23	-
PRO-SALUD, C.A.	VENEZUELA	INACTIVE	-	58.86	58.86	-	-	-	-	-
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	6	9	-	8	-
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	COMERCIAL	100.00	-	100.00	-	-	-	-	-
PROMOTORA DEL VALLES, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	-	166	256	(73)	(17)
PROMOU CT 3AG DELTA, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	1	10	10	(2)	2
PROMOU CT EIX MACIA, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	10	12	(2)	-
PROMOU CT GEBIRA, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	8	11	(3)	-
PROMOU CT OPENSEGRE, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	16	31	(13)	(2)
PROMOU CT VALLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	10	8	3	(1)
PROMOU GLOBAL, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	72	111	(38)	(1)
PROV-INFI-ARRAHONA, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	10	16	(5)	(1)
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	SECURITIES DEALER	-	90.00	90.00	1	3	1	3	(1)
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	-	-
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	-	100.00	100.00	1	5	4	1	-
PROXIMA ALFA INVESTMENTS (USA) LLC	UNITED STATES	IN LIQUIDATION	-	100.00	100.00	8	1	-	1	-
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) II INC.	UNITED STATES	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) INC.	UNITED STATES	IN LIQUIDATION	100.00	-	100.00	-	8	4	4	-
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	SPAIN	INACTIVE	99.32	-	99.32	2	3	1	5	(4)
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	9	10	1	7	1
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	640	640	-	628	13
SCALDIS FINANCE, S.A.	BELGIUM	INVESTMENT COMPANY	-	100.00	100.00	4	18	-	18	-
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	493	3,499	3,006	271	222
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCES SERVICES	-	100.00	100.00	42	53	12	47	(6)
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	4	12	8	4	1
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2	11	9	2	-
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	16	11	5	1
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	-	100.00	100.00	2	8	5	2	-

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on December 31, 2014

(**) This company has an equity loan from ARRELS CT PROMOU, S.A.

(***)This company has an equity loan from PROMOTORA DEL VALLES S.L.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued) and consolidated structured entities

			% of Voting Rights			Millions of Euros(*)
			Controlled by the Bank			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.14	Liabilities 12.31.14	Equity 12.31.14	Profit (Loss) 12.31.14
SIMPLE FINANCE TECHNOLOGY CORP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	88	90	2	99	(11)
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO., S.A.	SPAIN	SERVICES	100.00	-	100.00	110	110	-	111	(1)
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL
MERCADO HIPOTECARIO, S.A.	SPAIN	INACTIVE	77.20	-	77.20	-	-	-	-	-
SPORT CLUB 18, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	15	15	-	26	(11)
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	13	12	-	-
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	9	8	-	-
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,033	1,033	-	1,025	8
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	43	41	1	-
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	21	21	1	-
TEXTIL TEXTURA, S.L.	SPAIN	COMERCIAL	-	68.67	68.67	2	-	-	-	-
TMF HOLDING INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	10	14	4	10	-
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	90	90	-	87	3
UNIDAD DE AVALUOS MEXICO, S.A. DE CV	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	3	5	2	2	-
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	REAL ESTATE	-	100.00	100.00	2	3	-	3	-
UNIVERSALIDAD “E5”	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	2	-	2	-
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	149	121	24	4
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.	SPAIN	REAL ESTATE	100.00	-	100.00	-	983	839	338	(194)
UNO-E BANK, S.A.	SPAIN	BANKING	100.00	-	100.00	175	1,367	1,180	161	25
URBANIZADORA SANT LLORENC, S.A.	SPAIN	INACTIVE	60.60	-	60.60	-	-	-	-	-
VALANZA CAPITAL RIESGO S.G.E.C.R. S.A. UNIPERSONAL	SPAIN	VENTURE CAPITAL	100.00	-	100.00	1	14	7	7	-

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on December 31, 2014

APPENDIX II	Additional information on investments in associates accounted for under the equity method in the BBVA Group

Including the most significant entities, jointly representing 99.71% of all investment in this group

			% of Voting Rights			Millions of Euros (**)
			Controlled by the Bank			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.14	Liabilities 12.31.14	Equity 12.31.14	Profit (Loss) 12.31.14
ACA, S.A. SOCIEDAD DE VALORES	SPAIN	SECURITIES DEALER	37.50	-	37.50	2	12	2	13	(3	)(1)
ADQUIRA ESPAÑA, S.A.	SPAIN	COMERCIAL	-	40.00	40.00	3	16	10	6	1
ADQUIRA MEXICO, S.A. DE C.V.	MEXICO	COMERCIAL	-	50.00	50.00	2	7	3	4	-
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	-	35.38	35.38	4	28	-	28	-
ALTITUDE SOFTWARE SGPS, S.A. (*)	PORTUGAL	SERVICES	-	31.55	31.55	8	21	21	1	(4	)(1)(4)

ALTURA MARKETS, SOCIEDAD DE VALORES, S.A. (*)	SPAIN	SECURITIES DEALER	50.00	-	50.00	18	1,406	1,370	30	6
ASOCIACION TECNICA CAJAS DE AHORROS, A.I.E. (ATCA, AIE) (*)	SPAIN	SERVICES	31.00	-	31.00	2	7	-	7	-
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	-	49.00	49.00	4	8	-	8	-
BRUNARA, SICAV, S.A.	SPAIN	VARIABLE CAPITAL	1.64	9.39	11.03	52	158	1	144	12
CANCUN SUN & GOLF COUNTRY CLUB, S.A.P.I. DE C.V.	MEXICO	REAL ESTATE	-	33.33	33.33	36	84	28	58	(3)
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	HONG-KONG	INVESTMENT COMPANY	29.68	-	29.68	675	20,593	18,584	1,791	219	(1)(2)(4)
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	FINANCIAL SERVICES	16.67	-	16.67	17	107	8	91	8
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V. (*)	MEXICO	SERVICES	-	50.00	50.00	6	13	-	12	1
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A. (*)	SPAIN	INVESTMENT COMPANY	-	50.00	50.00	111	443	172	270	-	(2)
FERROMOVIL 3000, S.L. (*)	SPAIN	SERVICES	-	20.00	20.00	4	559	529	30	-
FERROMOVIL 9000, S.L. (*)	SPAIN	SERVICES	-	20.00	20.00	3	359	337	22	-
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA (*)	MEXICO	REAL ESTATE	-	32.25	32.25	70	216	-	216	-
FIDEICOMISO F 403853- 5 BBVA BANCOMER SERVICIOS ZIBATA (*)	MEXICO	REAL ESTATE	-	30.00	30.00	20	120	50	64	6
FIDEICOMISO F/402770-2 ALAMAR (*)	MEXICO	REAL ESTATE	-	42.400	42.40	10	23	-	23	-
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS (*)	MEXICO	REAL ESTATE	-	46.91	46.91	9	20	-	20	-
FIDEICOMISO SCOTIABANK INVERLAT SA 100322742 (*)	MEXICO	REAL ESTATE	-	33.62	33.62	11	68	33	34	1
I+D MEXICO, S.A. DE C.V. (*)	MEXICO	SERVICES	-	50.00	50.00	17	33	-	23	11	(1)
INVERSIONES PLATCO, C.A. (*)	VENEZUELA	FINANCIAL SERVICES	-	50.00	50.00	11	38	16	26	(4)
METROVACESA, S.A.	SPAIN	REAL ESTATE	18.31	-	18.31	257	6,956	5,705	1,620	(348	)(1)(4)
OCCIDENTAL HOTELES MANAGEMENT, S.L.	SPAIN	SERVICES	-	57.54	57.54	104	625	445	180	-	(2)
PARQUE REFORMA SANTA FE, S.A. de C.V.	MEXICO	REAL ESTATE	-	30.00	30.00	5	52	36	11	5
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A. (*)	ARGENTINA	BANKING	-	50.00	50.00	26	222	170	32	20
REAL ESTATE DEAL II, S.A. (*)	SPAIN	OTHER FINANCIAL SERVICES	20.06	-	20.06	5	39	11	29	(1)
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	SPAIN	FINANCIAL SERVICES	16.75	0.22	16.97	4	112	89	17	6
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	BANKING	-	40.00	40.00	25	216	154	37	24
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	-	46.14	46.14	5	11	-	11	1
SERVICIOS ON LINE PARA USUARIOS MULTIPLES, S.A. (SOLIUM) (*)	SPAIN	SERVICES	-	66.67	66.67	7	12	5	6	1	(1)
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	22.30	0.29	22.59	8	52	15	28	9
SOCIEDAD ADMINISTRADORA DE FONDOS DE CESANTIA DE CHILE II, S.A.	CHILE	PENSION FUND MANAGEMENT	-	48.60	48.60	8	21	4	16	2
TELEFONICA FACTORING ESPAÑA, S.A.	SPAIN	FINANCIAL SERVICES	30.00	-	30.00	3	59	44	7	9	(4)
TURKIYE GARANTI BANKASI A.S (*)	TURKEY	BANKING	25.01	-	25.01	3,853	20,955	18,631	2,069	255	(3)
VITAMEDICA ADMINISTRADORA, S.A. DE C.V (*)	MEXICO	SERVICES	-	51.00	51.00	3	13	7	6	1	(1)
OTHER COMPANIES						16

(*) Joint venture entities accounted for using the equity method.

(**) Information on foreign companies at exchange rate on December 31, 2014.

(1) Consolidated data

(2) Non-currents sets held for sale

(3) Information on Garanti Group as of September 30, 2014. Total market capitalization as of December 31, 2014 was €13,970 million. Total received dividends amounted to €36 million.

(4) Figures as of December 31, 2013

APPENDIX III	Changes and notification of investments and divestments in the BBVA Group in 2014

Acquisitions or Increases of Interest Ownership in Consolidated Subsidiaries
			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses directly attributable to the Transactions	Fair Value of Equity Instruments issued for the Transactions	% Participation (net) Acquired in the Period	Total Voting Rights Controlled after the Transactions	Effective Date for the Transaction (or Notification Date)
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	DILUTION EFFECT	REAL ESTATE	7	-	2.16%	74.66%	2/7/2014
SIMPLE FINANCE TECHNOLOGY CORP.	ACQUISITION	FINANCIAL SERVICES	84	-	100.00%	0.00%	3/20/2014
BBVA DATA & ANALYTICS, S.L.	FOUNDING	SERVICES	-	-	100.00%	100.00%	4/20/2014
MOMENTUM SOCIAL INVESTMENT 2013, S.L.	FOUNDING	INVESTMENT COMPANY	2	-	100.00%	100.00%	5/30/2014
HABITATGES JUVIPRO, S.L.	ACQUISITION	REAL ESTATE	-	-	60.00%	100.00%	7/9/2014
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	DILUTION EFFECT	FINANCIAL SERVICES	4	-	0.10%	99.32%	10/7/2014
MOMENTUM SOCIAL INVESTMENT HOLDING, S.L.	FOUNDING	INVESTMENT COMPANY	7	-	100.00%	100.00%	10/7/2014
L’EIX IMMOBLES, S.L.	ACQUISITION	REAL ESTATE	-	-	10.00%	100.00%	10/7/2014
MADIVA SOLUCIONES, S.L.	ACQUISITION	SERVICES	9	-	100.00%	100.00%	11/28/2014
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	DILUTION EFFECT	REAL ESTATE	3	-	0.88%	75.54%	12/11/2014
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	ACQUISITION	FINANCIAL SERVICES	-	-	1.48%	88.99%	12/18/2014
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1859	FOUNDING	FINANCIAL SERVICES	-	-	100.00%	100.00%	12/23/2014
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1860	FOUNDING	FINANCIAL SERVICES	-	-	100.00%	100.00%	12/23/2014

Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries
			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	Changes in the Equity due to the transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)
EL OASIS DE LAS RAMBLAS, S.L.	LIQUIDATION	REAL ESTATE	-	-	70.00%	0.00%	5/2/2014
BBVA BANCO FRANCES, S.A. (*)	DISPOSAL	BANK	-	1	0.03%	75.93%	6/30/2014
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	DISPOSAL	SERVICES	-	-	72.05%	0.00%	9/9/2014
F/11032604 FRACCIONAMIENTO LORCA	DILUTION EFFECT	REAL ESTATE	-	-	3.29%	56.76%	6/30/2014
BBVA CARTERA DE INVERSIONES,SICAV,S.A.	LIQUIDATION	VARIABLE CAPITAL	-	-	100.00%	0.00%	10/31/2014
SOCIETE INMOBILIERE BBV D’ILBARRIZ	LIQUIDATION	REAL ESTATE	-	-	100.00%	0.00%	12/15/2014
UNNIM SERVEIS DE DEPENDENCIA, S.A.	LIQUIDATION	SERVICES	-	-	100.00%	0.00%	12/16/2014
SERVICIOS Y SOLUCIONES DE GESTION PARA CORPORACIONES, EMPRESAS
Y PARTICULARES, S.L.	LIQUIDATION	SERVICES	-	-	100.00%	0.00%	12/22/2014
IBERNEGOCIO DE TRADE, S.L.	LIQUIDATION	COMMERCIAL	-	-	100.00%	0.00%	12/24/2014
F/11032604 FRACCIONAMIENTO LOARCA TERCERA SECCION	DISPOSAL	REAL ESTATE	-	-	56.76%	0.00%	12/30/2014
FIDEICOMISO Nº.402900-5 ADMINISTRACION DE INMUEBLES	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	0.00%	12/31/2014
Consolidated Structured Entities
CID II FINANCE B.V.	LIQUIDATION	FINANCIAL SERVICES			-	-	12/30/2014
(*) The profit figure shown is the net attributed income for the sale

Business Combinations and Other Acquisitions or Increases of Interest Ownership in Associates and Joint-Ventures Accounted for Under the Equity Method

			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses Directly Attributable to the Transactions	Fair Value of Equity Instruments Issued for the Transactions	% Participation (Net) Acquired in the Period	Total Voting Rights Controlled After the Transactions	Effective Date for the Transaction (or Notification Date)
REAL ESTATE DEAL II, S.A.	ACQUISITION	OTHER INVESTMENT COMPANY	5	-	20.06%	20.06%	3/31/2014
BATEC MOBILITY, S.L.	ACQUISITION	SERVICES	-	-	48.51%	48.51%	2/26/2014
GARANTI FILO SIGORTA ARACILIK HIZMETLERI A.S.	FOUNDING	INSURANCES SERVICES	-	-	100.00%	100.00%	3/20/2014
SEGURIDAD Y PROTECCION BANCARIAS, S.A. DE C.V.	DILUTION EFFECT	SERVICES	-	-	3.82%	26.14%	5/30/2014
GARANTI FINANSAL KIRALAMA A.S.	ACQUISITION	FINANCIAL SERVICES	-	-	0.04%	99.99%	10/31/2014
GARANTI ODEME SISTEMLERI A.S.(GOSAS)	ACQUISITION	FINANCIAL SERVICES	-	-	0.04%	100.00%	10/31/2014
GARANTI HIZMET YONETIMI A.S	ACQUISITION	FINANCIAL SERVICES	-	-	99.40%	3.00%	10/31/2014
ALTITUDE SOFTWARE SGPS, S.A.	DILUTION EFFECT	SERVICES	-	-	0.54%	31.54%	12/23/2014
FIDEICOMISO SCOTIABANK INVERLAT S A F100322908	ACQUISITION	REAL ESTATE	-	-	50.00%	50.00%	12/23/2014

Consolidated Structured Entities
COMPANY	FOUNDING	FINANCIAL SERVICES	-	-			2/28/2014
RPV COMPANY	FOUNDING	FINANCIAL SERVICES	-	-			2/28/2014

Disposal or Reduction of Interest Ownership in Associates and Joint-Ventures Companies Accounted for Under the Equity Method

			Millions of Euros	% of Voting Rights		Effective Date for the Transaction (or Notification Date)
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal
AC HOTEL MANRESA, S.L.	LIQUIDATION	SERVICES	-	50.00%	0.00%	1/7/2014
RENT AND TECH ALQUILER Y SERVICIOS TECNOLOGICOS. S.L.	DISPOSAL	SERVICES	-	100.00%	0.00%	1/9/2014
TUBOS REUNIDOS, S.A.	DISPOSAL	INDUSTRIAL	-	0.46%	21.75%	1/31/2014
TUBOS REUNIDOS, S.A.	DISPOSAL	INDUSTRIAL	16	21.75%	0.00%	2/18/2014
EFEAGRO, S.A.	DISPOSAL	SERVICES	-	50.00%	0.00%	4/28/2014
SVENSON, S.L.	DISPOSAL	COMMERCIAL	-	31.51%	0.00%	5/1/2014
FIDEICOMISO SCOTIABANK INVERLAT SA 100322742	DILUTION EFFECT	REAL ESTATE	-	1.67%	37.01%	6/30/2014
NAVIERA ATTILA, AIE	LIQUIDATION	SERVICES	-	21.01%	0.00%	6/30/2014
CONNEX GARRAF, S.L.	LIQUIDATION	REAL ESTATE	-	33.00%	0.00%	10/15/2014
PROMOU CT MEDEA, S.L.	DISPOSAL	REAL ESTATE	-	51.00%	0.00%	10/28/2014
DOMENIA CREDIT IFN SA	MERGER	FINANCIAL SERVICES	-	100.00%	0.00%	11/14/2014
STICHTING UNITED CUSTODIAN	LIQUIDATION	FINANCIAL SERVICES	-	100.00%	0.00%	11/18/2014
GESTIO CASA JOVE, S.L.	DISPOSAL	REAL ESTATE	-	31.00%	0.00%	11/19/2014
SBD LLOGUER SOCIAL, S.A.	DISPOSAL	REAL ESTATE	3	20.00%	0.00%	11/21/2014
FIDEICOMISO SCOTIABANK INVERLAT SA 100322742	DILUTION EFFECT	REAL ESTATE	-	3.39%	33.61%	11/28/2014
PROMOTORA DE INVERSION DE C. V.	DISPOSAL	REAL ESTATE	8	50.00%	0.00%	11/30/2014
GOLDEN CLOVER STICHTING CUSTODY	LIQUIDATION	FINANCIAL SERVICES	-	100.00%	0.00%	12/8/2014
SAFEKEEPING CUSTODY COMPANY B.V.	LIQUIDATION	FINANCIAL SERVICES	-	100.00%	0.00%	12/12/2014
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	DISPOSAL	FINANCIAL SERVICES	-	1.14%	16.67%	12/16/2014
STICHTING SAFEKEEPING	LIQUIDATION	INVESTMENT COMPANY	-	100.00%	0.00%	12/22/2014

Changes in other Companies quoted recognize as Available-For-Sale

			% of Voting Rights		Effective Date for the Transaction (or Notification Date)
Company	Type of Transaction	Activity	% Participation Acquired (Sold) in the Period	Totally Controlled after Transaction

TUBOS REUNIDOS, S.A.	DISPOSAL	INDUSTRIAL	6.89%	14.87%	2/18/2014

APPENDIX IV	Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2014

		% of Voting Rights
		Controlled by the Bank
Company	Activity	Direct	Indirect	Total
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	-	68.18	68.18
BANCO PROVINCIAL S.A.—BANCO UNIVERSAL	BANKING	1.46	53.75	55.21
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA
Y MICRO EMPRESA, EDPYME, S.A. (BBVA CONSUMER FINANCE - EDPYME)	FINANCIAL SERVICES	-	84.32	84.32
BBVA ELCANO EMPRESARIAL, S.A. EN LIQUIDACION	IN LIQUIDATION	45.00	-	45.00
BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL ESTATE	-	68.11	68.11
CATALONIA GEBIRA, S.L,	REAL ESTATE	-	81.66	81.66
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	REAL ESTATE	-	75.54	75.54
ECOARENYS, S.L.	REAL ESTATE	-	50.00	50.00
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SERVICES	-	51.00	51.00
F/253863 EL DESEO RESIDENCIAL	REAL ESTATE	-	65.00	65.00
F/403035-9 BBVA HORIZONTES RESIDENCIAL	REAL ESTATE	-	65.00	65.00
FORUM COMERCIALIZADORA DEL PERU, S.A.	SERVICES	-	84.32	84.32
FORUM DISTRIBUIDORA DEL PERU, S.A.	FINANCIAL SERVICES	-	84.32	84.32
FORUM DISTRIBUIDORA, S.A.	FINANCIAL SERVICES	-	75.52	75.52
FORUM SERVICIOS FINANCIEROS, S.A.	FINANCIAL SERVICES	-	75.50	75.50
GESTION DE PREVISION Y PENSIONES, S.A.	PENSION FUND MANAGEMENT	60.00	-	60.00
HABITATGES INVERVIC, S.L.	REAL ESTATE	-	35.00	35.00
HOLDING CONTINENTAL, S.A.	INVESTMENT COMPANY	50.00	-	50.00
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	INVESTMENT COMPANY	48.00	-	48.00
INVERSIONES P.H.R.4, C.A.	NO ACTIVITY	-	60.46	60.46
PRO-SALUD, C.A.	NO ACTIVITY	-	58.86	58.86
TEXTIL TEXTURA, S.L.	COMERCIAL	-	68.67	68.67

APPENDIX V	BBVA Group’s structured entities. Securitization funds

			Millions of Euros
Securitization Fund (consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of December 31, 2014
BBVA-3 FTPYME FTA	BBVA, S.A	11/2004	1,000,023	13,984
BBVA HIPOTECARIO 3 FTA	BBVA, S.A	06/2005	1,450,013	79,355
BBVA-4 PYME FTA	BBVA, S.A	09/2005	1,250,025	27,159
BBVA AUTOS 2 FTA	BBVA, S.A	12/2005	1,000,000	24,318
BBVA CONSUMO 1 FTA	BBVA, S.A	05/2006	1,499,999	39,022
BBVA-5 FTPYME FTA	BBVA, S.A	10/2006	1,900,022	76,413
BBVA CONSUMO 2 FTA	BBVA, S.A	11/2006	1,500,000	44,786
BBVA RMBS 1 FTA	BBVA, S.A	02/2007	2,500,000	1,391,188
BBVA RMBS 2 FTA	BBVA, S.A	03/2007	5,000,000	2,670,495
BBVA LEASING 1 FTA	BBVA, S.A	06/2007	2,500,000	205,596
BBVA-6 FTPYME FTA	BBVA, S.A	06/2007	1,500,101	99,389
BBVA RMBS 3 FTA	BBVA, S.A	07/2007	3,000,000	1,842,994
BBVA EMPRESAS 1 FTA	BBVA, S.A	11/2007	1,450,002	78,545
BBVA-7 FTGENCAT FTA	BBVA, S.A	02/2008	250,010	23,649
BBVA CONSUMO 3 FTA	BBVA, S.A	04/2008	975,000	53,697
BBVA RMBS 5 FTA	BBVA, S.A	05/2008	5,000,001	3,054,292
BBVA-8 FTPYME FTA	BBVA, S.A	07/2008	1,100,127	137,950
BBVA EMPRESAS 2 FTA	BBVA, S.A	03/2009	2,850,062	471,408
BBVA CONSUMO 4 FTA	BBVA, S.A	12/2009	1,100,000	142,360
BBVA EMPRESAS 3 FTA	BBVA, S.A	12/2009	2,600,011	346,112
BBVA RMBS 9 FTA	BBVA, S.A	04/2010	1,295,101	1,048,977
BBVA EMPRESAS 4 FTA	BBVA, S.A	07/2010	1,700,025	282,637
BBVA EMPRESAS 5 FTA	BBVA, S.A	03/2011	1,250,050	308,720
BBVA EMPRESAS 6 FTA	BBVA, S.A	12/2011	1,200,154	440,438
BBVA RMBS 10 FTA	BBVA, S.A	06/2011	1,600,065	1,411,889
BBVA RMBS 11 FTA	BBVA, S.A	06/2012	1,400,077	1,255,711
BBVA SECURITISED FUNDING 1.FTA	BBVA, S.A	03/2013	847,997	602,218
BBVA RMBS 12 FTA	BBVA, S.A	12/2013	4,350,001	4,133,729
BBVA-FINANZIA AUTOS 1 FTA	BBVA, S.A	04/2007	800,000	33,429
FTA TDA-22 MIXTO	BBVA, S.A	12/2004	62,000	21,196
FTA IM TERRASSA MBS-1	BBVA, S.A	07/2006	525,000	162,452
FTA TDA-27	BBVA, S.A	12/2006	275,000	134,014
FTA TDA-28	BBVA, S.A	07/2007	250,000	135,017
FTA GAT FTGENCAT 2007	BBVA, S.A	11/2007	225,000	45,953
FTA GAT FTGENCAT 2008	BBVA, S.A	08/2008	350,000	118,039
AYT HIPOTECARIO MIXTO, FTA	BBVA, S.A	03/2004	100,000	24,189
TDA 20-MIXTO, FTA	BBVA, S.A	06/2004	100,000	26,749
AYT HIPOTECARIO MIXTO IV, FTA	BBVA, S.A	06/2005	100,000	33,476
GC FTGENCAT CAIXA SABADELL 1, FTA	BBVA, S.A	10/2006	304,500	26,583
AYT CAIXA SABADELL HIPOTECARIO I, FTA	BBVA, S.A	07/2008	300,000	135,062
GC FTGENCAT CAIXA SABADELL 2, FTA	BBVA, S.A	12/2008	238,000	19,053
BBVA PYME 9 FTA	BBVA, S.A	12/2012	470,035	226,297
BBVA RMBS 13 FTA	BBVA, S.A	07/2014	4,100,110	4,006,130
BBVA CONSUMO 6 FTA	BBVA, S.A	10/2014	298,858	273,156
BBVA RMBS 14 FTA	BBVA, S.A	11/2014	700,019	686,425
PEP80040F110	BANCO CONTINENTAL, S.A	12/2007	20,591	3,177
BBVA UNIVERSALIDAD E9	BBVA COLOMBIA, S.A.	12/2008	48,434	6,212
BBVA UNIVERSALIDAD E10	BBVA COLOMBIA, S.A.	03/2009	25,543	2,606
BBVA UNIVERSALIDAD E11	BBVA COLOMBIA, S.A.	05/2009	16,862	1,281
BBVA UNIVERSALIDAD E12	BBVA COLOMBIA, S.A.	08/2009	27,088	3,028
BBVA UNIVERSALIDAD N6	BBVA COLOMBIA, S.A.	08/2012	73,317	20,424
BACOMCB 07	BBVA BANCOMER, S.A	12/2007	147,949	47,313
BACOMCB 08	BBVA BANCOMER, S.A	03/2008	64,626	23,027
BACOMCB 08U	BBVA BANCOMER, S.A	08/2008	318,761	151,790
BACOMCB 08-2	BBVA BANCOMER, S.A	12/2008	325,917	124,434
BACOMCB 09	BBVA BANCOMER, S.A	08/2009	366,296	191,679
BMERCB 13	BBVA BANCOMER, S.A	06/2013	606,112	191,032
2 PS Interamericana	BBVA CHILE S.A.	10/2004	9,769	2,987
2 PS Interamericana	BBVA SOCIEDAD DE LEASING INMOBILIARIO, S	10/2004	19,391	5,929

			Millions of Euros
Securitization Fund (not consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of December 31, 2014
BCL MUNICIPIOS I FTA	BBVA, S.A	06/2000	1,205,059	57,947
FTA TDA13	BBVA, S.A	12/2000	84,142	8,621
FTA TDA-18 MIXTO	BBVA, S.A	11/2003	91,000	18,750
AYT 1 HIPOTECARIO, FTH	BBVA, S.A	06/1999	149,040	3,538
2 PS RBS (ex ABN)	BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	09/2002	7,622	4,786

APPENDIX VI	Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2014, 2013 and 2012

Outstanding as of December 31, 2014 of subordinated issues

		Millions of Euros
Issuer Entity and Issued Date	Currency	December 2014	December 2013	December 2012	Prevailing Interest Rate at 2014	Maturity Date
Issues in Euros
BBVA
July-96	EUR	27	27	27	9.37%	12/22/2016
October-04	EUR	-	628	628		10/20/2019
February-07	EUR	253	255	255	4.50%	2/16/2022
March-08	EUR	125	125	125	6.03%	3/3/2033
July-08	EUR	100	100	100	6.20%	7/4/2023
December-11	EUR	-	-	1,237
February-14	EUR	1,500	-	-	7.00%	Perpetual
Various	EUR	315	292	-
Subtotal	EUR	2,320	1,427	2,372
BBVA GLOBAL FINANCE, LTD. (*)
July-99	EUR	58	59	60	6.35%	10/16/2015
October-01	EUR	10	10	10	6.08%	10/10/2016
October-01	EUR	46	45	46	0.68%	10/15/2016
November-01	EUR	53	53	53	0.79%	11/2/2016
December-01	EUR	56	56	56	0.78%	12/20/2016
Subtotal	EUR	223	223	225
BBVA SUBORDINATED CAPITAL, S.A.U. (*)
October-05	EUR	96	99	99	0.38%	10/13/2020
October-05	EUR	-	26	26		10/20/2017
April-07	EUR	66	68	68	1.84%	4/4/2022
May-08	EUR	50	50	50	3.00%	5/19/2023
July-08	EUR	20	20	20	6.11%	7/22/2018
April-14	EUR	1,485	-	-	3.50%	4/11/2024
Subtotal	EUR	1,717	263	263
Others
Subtotal		-	-	291

Total issued in Euros		4,260	1,913	3,151
(*) The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

Outstanding as of December 31, 2014 of subordinated issues

		Millions of Euros
Issuer Entity and Issued Date	Currency	December 2014	December 2013	December 2012	Prevailing Interest Rate at 2014	Maturity Date
Issues in foreign currency
BBVA
May-13	USD	1,235	1,088	-	9.00%	Perpetual
Subtotal	USD	1,235	1,088	-
BBVA GLOBAL FINANCE, LTD. (*)
December-95	USD	165	146	151	7.00%	12/1/2025
Subtotal	USD	165	146	151
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE
Various	CLP	578	574	647		Various
Subtotal	CLP	578	574	647
BBVA BANCOMER, S.A. de C.V.
May-07	USD	413	362	377	6.00%	5/17/2022
April-10	USD	825	724	755	7.00%	4/22/2020
March-11	USD	1,031	905	943	7.00%	3/10/2021
July-12	USD	825	724	755	7.00%	9/30/2022
September-12	USD	413	362	377	7.00%	9/30/2022
November-14	USD	165	-	-	5.00%	11/12/2029
Subtotal	USD	3,672	3,077	3,207
September-06	MXN	-	138	146	4.00%	9/18/2014
October-08	MXN	-	-	175	-	9/24/2018
December-08	MXN	160	158	166	5.00%	11/26/2020
June-09	MXN	-	151	159	5.00%	6/7/2019
Subtotal	MXN	160	447	646
BBVA SUBORDINATED CAPITAL, S.A.U.
March-07	GBP	-	20	19
Subtotal	GBP	-	20	19
BBVA URUGUAY
December-14	USD	12	-	-	5.00%	12/16/2024
Subtotal	USD	12	-	-
BBVA PARAGUAY
November-14	USD	16	-	-	6.75%	5/11/2021
Subtotal	USD	16	-	-
TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	41	36	38	3.08%	3/17/2034
Subtotal	USD	41	36	38

(*) The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

Outstanding as of December 31, 2014 of subordinated issues
		Millions of Euros
Issuer Entity and Issued Date	Currency	December 2014	December 2013	December 2012	Prevailing Interest Rate at 2014	Maturity Date
STATE NATIONAL CAPITAL TRUST I
July-03	USD	12	11	12	3.28%	9/30/2033
Subtotal	USD	12	11	12
STATE NATIONAL STATUTORY TRUST II
March-04	USD	8	7	8	3.02%	3/17/2034
Subtotal	USD	8	7	8
TEXASBANC CAPITAL TRUST I
June-04	USD	21	18	19	2.84%	7/23/2034
Subtotal	USD	21	18	19
COMPASS BANK
March-05	USD	182	159	217	5.50%	4/1/2020
March-06	USD	56	49	90	5.90%	4/1/2026
September-07	USD	288	253	264	6.40%	10/1/2017
Subtotal	USD	526	461	571
BBVA COLOMBIA, S.A.
September-11	COP	36	40	45	8.02%	9/19/2021
September-11	COP	54	59	67	8.26%	9/19/2026
September-11	COP	35	38	44	7.85%	9/19/2018
February-13	COP	69	75	-	7.19%	2/19/2023
February-13	COP	57	62	-	7.47%	2/19/2028
November-14	COP	55	-	-	8.07%	11/26/2034
November-14	COP	31	-	-	7.95%	11/26/2029
Subtotal	COP	337	274	156
BANCO CONTINENTAL, S.A.
December-06	USD	25	22	23	2.83%	2/15/2017
May-07	USD	17	14	15	6.00%	5/14/2027
September-07	USD	16	14	15	2.49%	9/24/2017
February-08	USD	17	14	15	6.47%	2/28/2028
June-08	USD	25	22	23	2.97%	6/15/2018
November-08	USD	17	14	15	3.83%	2/15/2019
October-10	USD	165	145	152	7.38%	10/7/2040
October-13	USD	37	33	-	6.53%	10/8/2028
September-14	USD	246	-	-	5.25%	9/22/2029
Subtotal	USD	565	278	258
May-07	PEN	11	10	12	5.85%	5/7/2022
June-07	PEN	19	18	19	3.47%	6/18/2032
November-07	PEN	17	16	17	3.56%	11/19/2032
July-08	PEN	15	14	15	3.05%	7/8/2023
September-08	PEN	16	15	17	3.09%	9/9/2023
December-08	PEN	10	9	10	4.19%	12/15/2033
Subtotal	PEN	88	82	90
Others
Subtotal		-	-	157
Total issues in foreign currencies (Millions of Euros)		7,436	6,519	5,987

Outstanding as of December 31, 2014 of preferred issues
	December 2014		December 2013		December 2012
Issuer Entity and Issued Date	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)
BBVA (*)
December 2007	EUR	14	EUR	14	-	-
BBVA International, Ltd.	-	-
December 2002	EUR	9	EUR	9	EUR	9
BBVA Capital Finance, S.A.U.
December 2003	EUR	350	EUR	350	EUR	350
July 2004	EUR	500	EUR	500	EUR	500
December 2004	EUR	1,125	EUR	1,125	EUR	1,125
December 2008	EUR	1,000	EUR	1,000	EUR	1,000
BBVA International Preferred, S.A.U.
September 2005	EUR	85	EUR	85	EUR	85
September 2006	EUR	164	EUR	164	EUR	164
April 2007	USD	600	USD	600	USD	600
July 2007	GBP	31	GBP	31	GBP	31
October 2009	EUR	645	EUR	645	EUR	645
October 2009	GBP	251	GBP	251	GBP	251
Phoenix Loan Holdings Inc.
November 2000	USD	21	USD	25	USD	25
Caixa Terrasa Societat de Participacion
August 2005	EUR	75	EUR	75	EUR	75
Caixasabadell Preferents, S.A.
December 2004	EUR	1	EUR	1	EUR	75
July 2006	EUR	90	EUR	90	EUR	90
Others	-	-	-	-	-	82

(*) Issued by Unnim Banc, S.A. Following the merge with BBVA, S.A. in 2014 and 2013 it is included in BBVA, S.A.

APPENDIX VII         Consolidated balance sheets held in foreign currency as of December 31, 2014, 2013 and 2012

	Millions of Euros
December 2014	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	8,331	5,892	9,138	23,361
Financial assets held for trading	5,727	16,745	4,073	26,545
Available-for-sale financial assets	13,590	11,623	9,565	34,779
Loans and receivables	76,510	40,744	50,182	167,435
Investments in entities accounted for using the equity method	5	227	3,700	3,931
Tangible assets	726	1,894	1,076	3,696
Other assets	3,874	3,861	3,934	11,669
Total	108,762	80,985	81,668	271,415
Liabilities-
Financial liabilities held for trading	3,828	5,776	1,907	11,511
Financial liabilities at amortised cost	106,582	57,856	61,404	225,841
Other liabilities	1,612	8,620	2,657	12,889
Total	112,021	72,252	65,968	250,241

	Millions of Euros
December 2013	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	6,786	6,097	10,446	23,330
Financial assets held for trading	2,592	15,465	3,979	22,036
Available-for-sale financial assets	8,588	9,344	7,529	25,461
Loans and receivables	61,846	36,110	46,201	144,157
Investments in entities accounted for using the equity method	5	189	4,197	4,391
Tangible assets	673	1,457	958	3,087
Other assets	2,433	4,544	3,501	10,478
Total	82,924	73,206	76,810	232,940
Liabilities-
Financial liabilities held for trading	1,450	4,400	1,100	6,950
Financial liabilities at amortised cost	85,756	51,036	58,267	195,059
Other liabilities	(64)	8,131	2,586	10,653
Total	87,142	63,567	61,953	212,662

	Millions of Euros
December 2012	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	7,842	5,894	10,799	24,535
Financial assets held for trading	4,028	15,539	3,686	23,254
Available-for-sale financial assets	7,596	8,789	6,754	23,139
Loans and receivables	59,940	38,033	44,912	142,885
Investments in entities accounted for using the equity method	5	95	4,426	4,526
Tangible assets	753	1,275	892	2,920
Other assets	4,166	4,210	3,351	11,727
Total	84,330	73,835	74,820	232,985
Liabilities-
Financial liabilities held for trading	1,950	4,587	1,387	7,924
Financial liabilities at amortised cost	85,320	52,037	57,167	194,524
Other liabilities	1,122	7,975	2,801	11,898
Total	88,392	64,598	61,355	214,346

APPENDIX VIII	Other requirement under Bank of Spain Circular 6/2012

a) Information on the concentration of risk by activity and warranties

Loans and advances to customers by activity (carrying amount)

Millions of Euros
				Collateralized Credit Risk. Loan to value
December 2014	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	38,765	2,279	4,082	389	348	448	2,005	3,171
2 Other financial institutions	16,516	649	9,951	623	371	155	8,801	650
3 Non-financial institutions and individual entrepreneurs	133,577	33,185	16,878	13,780	9,955	11,390	6,826	8,112
3.1 Construction and property development	11,896	10,697	784	2,143	2,229	2,873	1,959	2,277
3.2 Construction of civil works	6,252	1,182	609	368	327	416	368	312
3.3 Other purposes	115,429	21,306	15,485	11,269	7,399	8,101	4,499	5,523
3.3.1 Large companies	75,808	8,060	11,470	4,874	3,861	5,509	2,899	2,387
3.3.2 SMEs and individual entrepreneurs	39,621	13,246	4,015	6,395	3,538	2,592	1,600	3,136
4 Rest of households and NPISHs	152,533	111,298	7,950	22,050	28,301	40,428	16,448	12,021
4.1 Housing	107,549	105,542	437	18,586	25,956	37,079	14,127	10,231
4.2 Consumption	28,642	2,707	5,832	2,106	1,517	2,322	1,698	896
4.3 Other purposes	16,342	3,049	1,681	1,358	828	1,027	623	894
SUBTOTAL	341,391	147,411	38,861	36,842	38,975	52,421	34,080	23,954
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	2,606
6 TOTAL	338,785	147,411	38,861	36,842	38,975	52,421	34,080	23,954
MEMORANDUM:
Forbereance operations	24,218	17,088	1,444	2,807	2,298	3,102	3,250	7,075

(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.

Millions of Euros
				Collateralized Credit Risk. Loan to value
December 2013	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	34,152	355	2,233	180	91	206	261	1,850
2 Other financial institutions	8,637	50	49	12	23	31	32	-
3 Non-financial institutions and individual entrepreneurs	133,593	31,258	16,996	15,751	9,352	9,813	7,089	6,251
3.1 Construction and property development	6,008	5,896	111	1,490	1,264	1,359	711	1,183
3.2 Construction of civil works	5,659	1,153	559	653	280	187	238	354
3.3 Other purposes	121,926	24,209	16,326	13,607	7,809	8,267	6,139	4,714
3.3.1 Large companies	74,290	8,685	3,267	4,223	2,552	1,505	1,549	2,123
3.3.2 SMEs (**) and individual entrepreneurs	47,636	15,524	13,059	9,384	5,257	6,762	4,590	2,591
4 Rest of households and NPISHs (***)	149,717	110,442	3,629	23,477	28,878	40,128	14,026	7,561
4.1 Housing	115,337	108,992	359	22,333	28,045	38,882	12,783	7,309
4.2 Consumption	29,430	464	2,965	636	500	1,056	1,123	114
4.3 Other purposes	4,950	986	305	508	333	191	120	139
SUBTOTAL	326,099	142,105	22,907	39,419	38,345	50,179	21,408	15,662
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	2,385
6 TOTAL	323,714	142,105	22,907	39,419	38,345	50,179	21,408	15,662
MEMORANDUM:
Forberance operations	23,994	18,032	419	3,418	2,404	3,156	3,572	5,901

(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.

The information for the main geographic areas are as follows:

Millions of Euros
				Collateralized Credit Risk. Loan to value
BANCOMER - December 2014	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	8,176	133	3,081	172	20	25	419	2,579
2 Other financial institutions	903	20	555	483	52	11	2	27
3 Non-financial institutions and individual entrepreneurs	15,728	3,537	3,421	4,316	889	589	259	905
3.1 Construction and property development	1,193	624	158	600	86	46	7	42
3.2 Construction of civil works	825	23	36	44	10	3	0	0
3.3 Other purposes	13,709	2,890	3,226	3,671	792	539	251	863
3.3.1 Large companies	7,516	1,939	1,682	2,170	395	277	156	623
3.3.2 SMEs (**)and individual entrepreneurs	6,193	951	1,544	1,501	397	262	95	240
4 Rest of households and NPISHs (***)	20,082	9,152	1,455	1,187	2,308	3,393	2,829	891
4.1 Housing	9,158	9,152	0	828	1,869	2,848	2,719	888
4.2 Consumption	10,923	-	1,455	359	439	545	109	3
4.3 Other purposes	-	-	-	-	-	-	-	-
SUBTOTAL	44,887	12,841	8,511	6,157	3,267	4,018	3,509	4,401
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	830
6 TOTAL	44,057	12,841	8,511	6,157	3,267	4,018	3,509	4,401
MEMORANDUM:
Forbereance operations

(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.

Millions of Euros
				Collateralized Credit Risk. Loan to value
COMPASS - December 2014	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	667	609	37	63	50	91	302	139
2 Other financial institutions	1,183	173	310	24	59	75	37	289
3 Non-financial institutions and individual entrepreneurs	22,454	9,373	8,438	1,963	3,463	6,747	3,882	1,756
3.1 Construction and property development	5,918	4,164	849	652	829	1,753	1,240	539
3.2 Construction of civil works	949	490	298	93	143	297	175	80
3.3 Other purposes	15,586	4,719	7,290	1,218	2,491	4,698	2,466	1,137
3.3.1 Large companies	13,805	3,815	7,027	1,093	2,249	4,247	2,233	1,020
3.3.2 SMEs (**)and individual entrepreneurs	1,781	904	264	125	241	451	234	117
4 Rest of households and NPISHs (***)	19,233	14,008	4,781	2,172	2,601	6,916	5,748	1,351
4.1 Housing	11,445	11,105	349	386	1,269	5,176	3,888	735
4.2 Consumption	6,206	2,428	3,603	1,634	999	1,292	1,546	561
4.3 Other purposes	1,582	475	828	152	334	448	314	55
SUBTOTAL	43,538	24,162	13,566	4,222	6,174	13,829	9,969	3,535
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	485
6 TOTAL	43,053	24,162	13,566	4,222	6,174	13,829	9,969	3,535
MEMORANDUM:
Forbereance operations

(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.

Millions of Euros
				Collateralized Credit Risk. Loan to value
BBVA S.A. - December 2014	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	25.681	253	378	25	87	127	378	14
2 Other financial institutions	18.760	93	8.732	13	38	36	8.738	-
3 Non-financial institutions and individual entrepreneurs	73.432	19.541	2.059	7.042	5.634	3.712	1.957	3.255
3.1 Construction and property development	6.424	6.070	38	957	1.411	1.194	840	1.706
3.2 Construction of civil works	3.871	512	54	192	148	89	46	91
3.3 Other purposes	63.137	12.959	1.967	5.893	4.075	2.429	1.071	1.458
3.3.1 Large companies	44.647	5.084	1.030	2.247	1.749	1.080	459	579
3.3.2 SMEs (**) and individual entrepreneurs	18.490	7.875	937	3.646	2.326	1.349	612	879
4 Rest of households and NPISHs (***)	86.187	78.448	322	15.884	23.051	28.240	6.972	4.623
4.1 Housing	78.328	77.272	31	15.289	22.663	28.048	6.826	4.477
4.2 Consumption	5.176	240	78	113	80	52	38	35
4.3 Other purposes	2.683	936	213	482	308	140	108	111
SUBTOTAL	204.060	98.335	11.491	22.964	28.810	32.115	18.045	7.892
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	195
6 TOTAL	203.865	98.335	11.491	22.964	28.810	32.115	18.045	7.892
MEMORANDUM:
Forbereance operations

(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.

Millions of Euros
				Collateralized Credit Risk. Loan to value
OTHER ENTITIES - December 2014	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	4.241	1.284	586	129	191	206	906	439
2 Other financial institutions	4.330	363	354	103	222	33	24	334
3 Non-financial institutions and individual entrepreneurs	21.964	735	2.961	459	30	341	728	2.197
3.1 Construction and property development	1.640	161	261	66	97	120	128	10
3.2 Construction of civil works	607	157	220	39	25	26	146	141
3.3 Other purposes	22.997	738	3.001	487	41	435	710	2.066
3.3.1 Large companies	9.839	2.778	1.731	636	532	95	52	165
3.3.2 SMEs (**) and individual entrepreneurs	13.157	3.516	1.270	1.123	573	530	659	1.900
4 Rest of households and NPISHs (***)	27.031	9.691	1.393	2.808	341	1.879	899	5.156
4.1 Housing	8.618	8.013	57	2.083	156	1.007	693	4.131
4.2 Consumption	6.337	39	696	1	0	433	5	297
4.3 Other purposes	12.077	1.638	640	724	186	439	201	728
SUBTOTAL	48.906	12.073	5.293	3.499	724	2.460	2.558	8.126
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	1.096
6 TOTAL	47.810	12.073	5.293	3.499	724	2.460	2.558	8.126
MEMORANDUM:
Forbereance operations

(*)	The amounts included in this table are net of impairment losses.
(**)	Small and medium enterprises
(***)	Nonprofit institutions serving households.

b)        Information on the concentration of risk by activity and geographical areas.

	Millions of Euros

December 2014	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	79,081	13,764	41,614	16,454	7,249
Government agencies	139,222	71,274	13,540	53,718	690
Central Administration	94,079	43,114	13,036	37,391	538
Other	45,143	28,160	504	16,327	152
Other financial institutions	41,477	14,639	11,811	14,772	255
Non-financial institutions and individual entrepreneurs	182,632	70,830	23,399	82,737	5,666
Construction and property development	16,468	6,946	69	9,447	6
Construction of civil works	9,436	4,025	1,615	3,723	73
Other purposes	156,728	59,859	21,715	69,567	5,587
Large companies	106,448	41,167	19,189	41,337	4,755
SMEs and individual entrepreneurs	50,280	18,692	2,526	28,230	832
Other households and NPISHs	154,287	83,501	3,438	67,109	239
Housing	109,046	74,799	2,766	31,278	203
Consumer	28,642	5,699	562	22,378	3
Other purposes	16,599	3,003	110	13,453	33
SUBTOTAL	596,699	254,008	93,802	234,790	14,099
Less: Valuation adjustments due to impairment of assets not attributable to specific operations	2,629	-	-	-	-
TOTAL	594,070	254,008	93,802	234,790	14,099

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

Appendix IX	Conciliation of the Consolidated Balance Sheet and the Consolidated Income Statements for 2013 and 2012.

The conciliation of Balance sheet and income statements for comparative purposes is shown as follows (see Note 1.3).

	Millions of Euros
ASSETS	2013 Restated	Adjustment	December 2013 Before restatement
CASH AND BALANCES WITH CENTRAL BANKS	34,903	-	34,903
FINANCIAL ASSETS HELD FOR TRADING	72,112	-	72,112
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE
THROUGH PROFIT OR LOSS	2,413	-	2,413
AVAILABLE-FOR-SALE FINANCIAL ASSETS	77,774	-	77,774
LOANS AND RECEIVABLES	350,945	-	350,945
HELD-TO-MATURITY INVESTMENTS	-	-	-
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO
HEDGES OF INTEREST RATE RISK	98	-	98
HEDGING DERIVATIVES	2,530	-	2,530
NON-CURRENT ASSETS HELD FOR SALE	2,880	-	2,880
EQUITY METHOD	4,742	-	4,742
INSURANCE CONTRACTS LINKED TO PENSIONS	-	-	-
REINSURANCE ASSETS	619	-	619
TANGIBLE ASSETS	7,534	-	7,534
INTANGIBLE ASSETS	6,759	-	6,759
TAX ASSETS	11,704	122	11,582
OTHER ASSETS	7,684	-	7,684
TOTAL ASSETS	582,697	122	582,575

	Millions of Euros
LIABILITIES AND EQUITY	2013 Restated	Adjustment	December 2013 Before restatement
FINANCIAL LIABILITIES HELD FOR TRADING	45,648	-	45,648
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE
THROUGH PROFIT OR LOSS	2,467	-	2,467
FINANCIAL LIABILITIES AT AMORTIZED COST	464,549	407	464,141
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO
HEDGES OF INTEREST RATE RISK	-	-	-
HEDGING DERIVATIVES	1,792	-	1,792
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD
FOR SALE	-	-	-
LIABILITIES UNDER INSURANCE CONTRACTS	9,834	-	9,834
PROVISIONS	6,853	-	6,853
TAX LIABILITIES	2,530	-	2,530
OTHER LIABILITIES	4,460	-	4,460
TOTAL LIABILITIES	538,133	407	537,725

	Millions of Euros
LIABILITIES AND EQUITY (Continued)	2013 Restated	Adjustment	December 2013 Before restatement
STOCKHOLDERS’ FUNDS	46,025	(285)	46,310
Common Stock	2,835	-	2,835
Share premium	22,111	-	22,111
Reserves	19,767	(141)	19,908
Other equity instruments	59	-	59
Less: Treasury stock	(66)	-	(66)
Income attributed to the parent company	2,084	(144)	2,228
Less: Dividends and remuneration	(765)	-	(765)
VALUATION ADJUSTMENTS	(3,831)	-	(3,831)
NON-CONTROLLING INTEREST	2,371	-	2,371
TOTAL EQUITY	44,565	(285)	44,850
TOTAL LIABILITIES AND EQUITY	582,697	122	582,575

	Millions of Euros
MEMORANDUM ITEM	2013 Restated	Adjustment	December 2013 Before restatement
CONTINGENT RISKS	33,543	-	33,543
CONTINGENT COMMITMENTS	94,170	-	94,170

	Millions of Euros
			December
	2013	Adjustment	2013
	Restated		Before
			restatement
INTEREST AND SIMILAR INCOME	23,512	-	23,512
INTEREST AND SIMILAR EXPENSES	(9,612)	-	(9,612)
NET INTEREST INCOME	13,900	-	13,900
DIVIDEND INCOME	235	-	235
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	694	-	694
FEE AND COMMISSION INCOME	5,478	-	5,478
FEE AND COMMISSION EXPENSES	(1,228)	-	(1,228)
LIABILITIES	1,608	-	1,608
EXCHANGE DIFFERENCES (NET)	903	-	903
OTHER OPERATING INCOME	4,995	-	4,995
OTHER OPERATING EXPENSES	(5,833)	(206)	(5,627)
GROSS INCOME	20,752	(206)	20,958
ADMINISTRATION COSTS	(9,701)	-	(9,701)
DEPRECIATION AND AMORTIZATION	(1,095)	-	(1,095)
PROVISIONS (NET)	(609)	-	(609)

IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(5,612)	-	(5,612)
NET OPERATING INCOME	3,735	(206)	3,941

IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	(467)	-	(467)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT
CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	(1,915)	-	(1,915)
NEGATIVE GOODWILL	-	-	-

GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	(399)	-	(399)
OPERATING PROFIT BEFORE TAX	954	(206)	1,160
INCOME TAX	16	62	(46)

PROFIT FROM CONTINUING OPERATIONS	970	(144)	1,114
PROFIT FROM DISCONTINUED OPERATIONS (NET)	1,866	-	1,866
PROFIT	2,836	(144)	2,981
Profit attributable to parent company	2,084	(144)	2,228
Profit attributable to non-controlling interests	753	-	753

	Millions of Euros
			December
ASSETS	2012	Adjustment	2012
	Restated		Before
			restatement
CASH AND BALANCES WITH CENTRAL BANKS	35,494	-	35,494
FINANCIAL ASSETS HELD FOR TRADING	79,829	-	79,829
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE
THROUGH PROFIT OR LOSS	2,530	-	2,530
AVAILABLE-FOR-SALE FINANCIAL ASSETS	67,500	-	67,500
LOANS AND RECEIVABLES	371,347	-	371,347
HELD-TO-MATURITY INVESTMENTS	10,162	-	10,162
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO
HEDGES OF INTEREST RATE RISK	226	-	226
HEDGING DERIVATIVES	4,894	-	4,894
NON-CURRENT ASSETS HELD FOR SALE	4,229	-	4,229
EQUITY METHOD	10,782	-	10,782
INSURANCE CONTRACTS LINKED TO PENSIONS	7	-	7
REINSURANCE ASSETS	50	-	50
TANGIBLE ASSETS	7,572	-	7,572
INTANGIBLE ASSETS	7,132	-	7,132
TAX ASSETS	11,710	60	11,650
OTHER ASSETS	7,668	-	7,668
TOTAL ASSETS	621,132	60	621,072

	Millions of Euros
			December
LIABILITIES AND EQUITY	2012	Adjustment	2012
	Restated		Before
			restatement
FINANCIAL LIABILITIES HELD FOR TRADING	55,834	-	55,834
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	2,216	-	2,216
FINANCIAL LIABILITIES AT AMORTIZED COST	490,807	202	490,605
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	-	-	-
HEDGING DERIVATIVES	2,968	-	2,968
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	387	-	387
LIABILITIES UNDER INSURANCE CONTRACTS	9,020	-	9,020
PROVISIONS	7,834	-	7,834
TAX LIABILITIES	3,820	-	3,820
OTHER LIABILITIES	4,586	-	4,586
TOTAL LIABILITIES	577,472	202	577,270

	Millions of Euros
			December
LIABILITIES AND EQUITY (Continued)	2012	Adjustment	2012
	Restated		Before
			restatement
STOCKHOLDERS’ FUNDS	43,473	(141)	43,614
Common Stock	2,670	-	2,670
Share premium	20,968	-	20,968
Reserves	19,531	(141)	19,672
Other equity instruments	62	-	62
Less: Treasury stock	(111)	-	(111)
Income attributed to the parent company	1,676	-	1,676
Less: Dividends and remuneration	(1,323)	-	(1,323)
VALUATION ADJUSTMENTS	(2,184)	-	(2,184)
NON-CONTROLLING INTEREST	2,372	-	2,372
TOTAL EQUITY	43,661	(141)	43,802
TOTAL LIABILITIES AND EQUITY	621,132	60	621,072

	Millions of Euros
			December
MEMORANDUM ITEM	2012	Adjustment	2012
	Restated		Before
			restatement
CONTINGENT RISKS	37,019	-	37,019
CONTINGENT COMMITMENTS	90,142	-	90,142

APPENDIX X	Additional disclosure required by the Regulation S-X.

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

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014, 2013 AND 2012

	2014	2013	2012
	Millions of Euros

ASSETS
Cash and due from banks	9,921	8,336	8,234
Interest bearing deposits in other banks	37,920	42,481	45,449
Securities purchased under agreements to resell	17,261	11,397	12,491
Trading securities	86,018	74,525	82,359
Investment securities	94,875	77,774	77,662
Net Loans & Leases	338,704	323,634	340,666
Loans and leases net of unearned income	352,925	338,588	354,836
Less: Allowance for loan losses	(14,221)	(14,954)	(14,170)
Hedging Derivatives	2,672	2,629	5,120
Premises and equipment, net	7,820	7,534	7,572
Investments in affiliated companies	4,509	4,742	10,782
Intangible assets	1,673	1,691	1,702
Goodwill in consolidation	5,697	5,069	5,430
Accrual Accounts	706	643	660
Other assets	24,166	22,244	23,004

Total assets	631,942	582,697	621,132

LIABILITIES AND EQUITY

Liabilities
Demand Deposits	130,552	112,786	100,845
Saving deposits	67,670	56,473	56,419
Time deposits	137,265	136,349	130,957
Due to Bank of Spain	6,410	15,361	29,758
Trading account liabilities	56,798	45,648	55,833
Hedging derivatives	2,331	1,792	2,968
Short term borrowings	64,677	60,038	77,870
Long-term debt	80,761	79,941	89,382
Taxes payable	4,157	2,530	3,820
Accounts payable	7,288	6,067	7,791
Accrual accounts	2,370	2,199	2,302
Pension allowance	5,970	5,512	5,777
Other provisions	1,474	1,341	2,057
Others liabilities	12,609	12,095	11,691

Total liabilities	580,333	538,133	577,472

Shareholder´s equity
Common stocks	3,024	2,835	2,670
Additional paid-in capital	23,992	22,111	20,968
Dividends	(841)	(765)	(1,323)
Other capital instruments	(350)	(66)	(111)
Retained earnings	23,273	18,079	19,085

Total Shareholder´s equity	49,098	42,194	41,289

Non-controlling interest	2,511	2,371	2,373

Total Equity	51,609	44,565	43,661

Total liabilities and equity	631,942	582,697	621,132

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED

DECEMBER 31, 2014, 2013 AND 2012

	2014	2013	2012
	Millions of Euros
Interest Income
Interest and fees on loans and leases	18,144	18,593	19,743
Interest on deposits in other banks	1,058	1,358	1,336
Interest on securities purchased under agreements to resell	99	159	157
Interest on investment securities	3,991	3,627	3,968

Total interest income	23,291	23,738	25,203

Interest Expense
Interest on deposits	(5,785)	(6,042)	(6,570)
Interest on Bank of Spain & Deposit Guarantee Fund	(27)	(128)	(300)
Interest on short-term borrowings	(877)	(1,012)	(1,925)
Interest on long term debt	(1,144)	(1,835)	(1,035)

Total interest expense	(7,833)	(9,016)	(9,830)

NET INTEREST INCOME	15,457	14,722	15,373

Provision for loan losses	(4,304)	(5,577)	(7,817)

Net Interest Income after provision for loan losses	11,153	9,145	7,556

Non-interest income
Contingent liabilities (collected)	297	316	334
Collection and payments services (collected)	3,119	3,095	2,881
Securities services (collected)	1,176	1,142	1,120
Other transactions (collected)	938	925	956
Ceded to other entities and correspondents (paid)	(1,004)	(869)	(789)
Other transactions (paid)	(299)	(314)	(295)
Gains (losses) from:
Affiliated companies securities	371	(1,822)	1,033
Investment securities	1,364	1,010	759
Foreign exchange, derivatives and other ,net	734	1,466	904
Other gains (losses)	4,241	5,291	4,539

Total non-interest income	10,937	10,239	11,442

Non-interest expense
Salaries and employee benefits	(5,410)	(5,588)	(5,467)
Occupancy expense of premises, depreciation and maintenance, net	(2,061)	(2,018)	(1,850)
General and administrative expenses	(3,088)	(3,190)	(3,057)
Impairment of goodwill	-	(5)	(54)
Net provision for specific allowances	(1,142)	(609)	(641)
Other expenses	(6,409)	(7,020)	(6,348)

Total non-interest expense	(18,110)	(18,430)	(17,417)

Income Before Taxes	3,980	954	1,582

Income Tax expense	(898)	16	352

Income or loss from continuing operations	3,082	970	1,934

Discontinued operations	-	1,866	393

NET INCOME	3,082	2,836	2,327

Net income attributed to the non-controlling interests	(464)	(753)	(651)

NET INCOME ATTRIBUTED TO PARENT COMPANY	2,618	2,084	1,676

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

Glossary

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

Associates

Companies over which the Group has significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

Available-for-sale financial assets

Available-for-sale (AFS) financial assets are debt securities that are not classified as held-to-maturity investments or as financial assets designated at fair value through profit or loss (FVTPL) and equity instruments that are not subsidiaries, associates or jointly controlled entities and have not been designated as at FVTPL.

Basic earnings per share	Calculated by dividing profit or loss attributable to common stock holders of the parent by the weighted average number of ordinary shares outstanding during the period
Business combination	A business combination is a transaction, or any other event, through which a single entity obtains the control of one or more businesses
Cash flow hedges

Those that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit or loss.

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
Consolidated statements of changes in equity

The consolidated statements of changes in equity reflect all the movements generated in each year in each of the headings of the consolidated equity, including those from transactions undertaken with shareholders when they act as such, and those due to changes in accounting criteria or corrections of errors, if any. The applicable regulations establish that certain categories of assets and liabilities are recognized at their fair value with a charge to equity. These charges, known as “Valuation adjustments” (see Note 30), are included in the Group’s total consolidated equity net of tax effect, which has been recognized as deferred tax assets or liabilities, as appropriate.

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

a)

Power; An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities, i.e. the activities that significantly affect the investee’s returns.

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

Debit Valuation Adjustment (DVA)	An adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity’s own credit risk.
Deferred tax assets	Taxes recoverable in future years, including loss carry forwards or tax credits for deductions and tax rebates pending application.
Deferred tax liabilities	Income taxes payable in subsequent years.

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

Defined contribution plans

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
Equity Method

Is a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets.

The investor’s profit or loss includes its share of the investee’s profit or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

Exchange/translation differences

Exchange differences (P&L): Includes the earnings obtained in currency trading and the differences arising on translating monetary items denominated in foreign currency to the functional currency. Exchange differences (valuation adjustments): those recorded due to the translation of the financial statements in foreign currency to the functional currency of the Group and others recorded against equity.

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

Gross Income

Sum of net interest income, dividend income, share of profit or loss of entities accounted for using the equity method, net fee and commission income, net gains and losses on financial assets and liabilities net exchange differences and net other operating income.

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

Impaired/doubtful/non- performing portfolio	Financial assets whose carrying amount is higher than their recoverable value, prompting the entity to recognize the corresponding impairment loss.
Impaired financial assets	A financial asset is deemed impaired, and accordingly restated to fair value, when there is objective evidence of impairment as a result of one or more events that give rise to:
	-	A measurable decrease in the estimated future cash flows since the initial recognition of those assets in the case of debt instruments (loans and receivables and debt securities).
	-	A significant or prolonged drop in fair value below cost in the case of equity instruments.
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
Joint venture

A joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venturer shall recognize its interest in a joint venture as an investment and shall account for that investment using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures.

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

Mortgage-covered bonds	Financial asset or security created from mortgage loans and backed by the guarantee of the mortgage loan portfolio of the entity.

Net Operating Income	Gross income less administrative costs and amortization.

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

NPA Coverage ratio

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
Other financial assets/ liabilities at fair value through profit or loss

Instruments designated by the entity from the inception at fair value with changes in profit or loss.

An entity may only designate a financial instrument at fair value through profit or loss, if doing so more relevant information is obtained, because:

a)

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

b)

The performance of a group of financial assets or financial liabilities is managed and evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the entity´s key management personnel.

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

Provisions for pensions and similar obligation	Constitutes all provisions recognized to cover retirement benefits, including commitments assumed vis-à-vis beneficiaries of early retirement and analogous schemes.

Public-covered bonds	Financial asset or security backed by the guarantee of the public debt portfolio of the entity.

Refinancing Operation

An operation which, irrespective of the holder or guarantees involved, is granted or used for financial or legal reasons related to current or foreseeable financial difficulties that the holder(s) may have in settling one or more operations granted by the entity itself or by other companies in its group to the holder(s) or to another company or companies of its group, or through which such operations are totally or partially brought up to date with their payments, in order to enable the holders of the settled or refinanced operations to pay off their loans (principal and interest) because they are unable, or are expected to be unable, to meet the conditions in a timely and appropriate manner.

Renewal Operation

An operation arranged to replace another one granted previously by the entity itself, when the borrower is not experiencing financial difficulties, and is not expected to experience them in the future, i.e. the operation is arranged for reasons other than refinancing.

Restructured Operation

An operation whose financial conditions are modified for economic or legal reasons related to the holder’s (or holders’) current or foreseeable financial difficulties, in order to enable payment of the loan (principal and interest), because the holder is unable, or is expected to be unable, to meet those conditions in a timely and appropriate manner, even if such modification is provided for in the contract. In any event, the following are considered restructured operations: operations in which a haircut is made or assets are received in order to reduce the loan, or in which their conditions are modified in order to extend their maturity, change the amortization table in order to reduce the amount of the installments in the short term or reduce their frequency, or to establish or extend the grace period for the principal, the interest or both; except when it can be proved that the conditions are modified for reasons other than the financial difficulties of the holders and, are similar to those applied on the market on the modification date for operations granted to customers with a similar risk profile.

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

Separate vehicle	A separately identifiable financial structure, including separate legal entities or entities recognized by statute, regardless of whether those entities have a legal personality.

Share premium	The amount paid in by owners for issued equity in excess of to the shares’ nominal value.

Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.

Significant influence

Is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. If an entity holds, directly or indirectly (e.g. through subsidiaries), 20 per cent or more of the voting power of the investee, it is presumed that the entity has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the entity holds, directly or indirectly (e.g. through subsidiaries), less than 20 per cent of the voting power of the investee, it is presumed that the entity does not have significant influence, unless such influence can be clearly demonstrated. A substantial or majority ownership by another investor does not necessarily preclude an entity from having significant influence.

The existence of significant influence by an entity is usually evidenced in one or more of the following ways:

representation on the board of directors or equivalent governing body of the investee;

participation in policy-making processes, including participation in decisions about dividends or other distributions;

material transactions between the entity and its investee;

interchange of managerial personnel; or

provision of essential technical information.

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

	-	VaR with smoothing, which weighs more recent market information more heavily. This is a metric which supplements the previous one.
-

VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, while it will tend to be lower when they present upturns in uncertainty.